Form 20-F
period 2001-12-31
ROYAL BANK OF SCOTLAND GROUP PLC
filed 2002-04-12
CIK 844150

FORM 20-F

(Mark one)                    [ ]  REGISTRATION STATEMENT PURSUANT TO
                                   SECTION 12(b) OR (g) OF THE SECURITIES
                                   EXCHANGE ACT OF 1934

OR                            [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                                   OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended                         31 December 2001
                                   ---------------------------------------------
OR                            [ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR
                                   15(d)

                                   OF THE SECURITIES EXCHANGE ACT OF 1934
                                   For the transition period from __________ to __________

Commission file number                                1-10306
                                   ---------------------------------------------
                      The Royal Bank of Scotland Group plc
                                    Scotland
             42 St Andrew Square, Edinburgh EH2 2YE United Kingdom
-------------------------------------------------------------------------------
Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                       Name of each exchange
Title of each class                                    on which registered
-------------------                                    ------------------------
American Depositary Shares Series B, C, D, E, F,
G, H, I, J and K, each representing one Non-Cumulative
Dollar Preference Share, Series B, C, D, E, F, G,
H, I, J and K, respectively                            New York Stock Exchange
Exchangeable Capital Securities, Series A              New York Stock Exchange
Non-Cumulative Dollar Preference Shares*               New York Stock Exchange
Dollar Perpetual Regulatory tier one securities,
Series 1                                               New York Stock Exchange
   * Issuable upon exchange of the Exchangeable Capital Securities
-------------------------------------------------------------------------------
Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      None
-------------------------------------------------------------------------------
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Non-cumulative convertible dollar preference shares - Series 1 to 3
Guarantee, relating to 10 1/8% Guaranteed Capital Notes Due 2004 of RBSG Capital Corporation:
Payment of Principal and Interest Guaranteed on a Subordinated Basis by
The Royal Bank of Scotland Group plc (suspended)
Ordinary shares of 25 pence each
7.375% Reset Capital Securities
6.40% Subordinated Notes due 1 April 2009
6.375% Subordinated Notes due 1 February 2011
-------------------------------------------------------------------------------
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares of 25 pence each      2,859,520,445 Non-cumulative dollar preference shares, Series B to K              106,000,000
Additional Value Shares               2,660,556,304 Category II non-cumulative convertible sterling preference shares*  600,000,000
11% cumulative preference shares            500,000 Non-cumulative convertible dollar preference shares, Series 1 to 3    1,900,000
5 1/2% cumulative preference shares         400,000 Non-cumulative convertible euro preference shares, Series 1             750,000
                                                    Non-cumulative convertible sterling preference shares, Series 1         200,000
* Redeemed in January 2002
-----------------------------------------------------------------------------------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.            [X] YES       [ ] NO
-------------------------------------------------------------------------------
Indicate by check mark which financial statement item
the registrant has elected to follow.                [ ] Item 17   [X] Item 18

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                           ANNUAL REPORT ON FORM 20-F
                      FOR THE YEAR ENDED 31 DECEMBER 2001

                                    CONTENTS

 Item          Item Caption                                                Page
 ----          ------------                                                ----

               Presentation of Information....................................4
 PART I

 1             Identity of Directors, Senior Management and Advisers..........*
 2             Offer Statistics and Expected Timetable........................*
 3             Key Information................................................6
                    Selected financial data ..................................6
                    Capitalisation and indebtedness...........................*
                    Reasons for the offer and use of proceeds.................*
                    Risk factors............................................128
 4             Information on the Company....................................11
                    History and development of the Company...................11
                    Business overview........................................11
                    Organisational structure.................................18
                    Property, plant and equipment............................18
 5             Operating and Financial Review and Prospects..................20
                    Operating results........................................20
                    Liquidity and capital resources..........................87
                    Research and development, patents, licences etc...........*
                    Trend information........................................88
 6             Directors, Senior Management and Employees....................89
                    Directors and senior management..........................89
                    Compensation.............................................91
                    Board practices..........................................95
                    Employees................................................96
                    Share ownership..........................................98
 7             Major Shareholders and Related Party Transactions............100
                    Major shareholders......................................100
                    Related party transactions..............................101
                    Interests of experts and counsel..........................*
 8             Financial Information........................................102
                    Consolidated statements and other financial information.102
                    Significant changes.....................................102

* Not required because this Form 20-F is filed as an Annual Report, not applicable to the Group or otherwise not included herein.

  9             The Offer and Listing.......................................103
                     Offer and listing details..............................103
                     Plan of distribution.....................................*
                     Markets................................................104
                     Selling shareholders.....................................*
                     Dilution.................................................*
                     Expenses of the issue....................................*
  10            Additional Information......................................105
                     Share capital............................................*
                     Memorandum and articles of association.................105
                     Material contracts.....................................111
                     Exchange controls......................................111
                     Taxation...............................................111
                     Dividends and paying agents..............................*
                     Statement of experts.....................................*
                     Documents on display...................................116
                     Subsidiary information...................................*
  11            Quantitative and Qualitative Disclosure about Market Risk...117
  12            Description of Securities other than Equity Securities........*

  PART II

  13            Defaults, Dividend Arrearages and Delinquencies...............*
  14            Material Modifications to the Rights of Security
                  Holders and Use of Proceeds.................................*
  15            Reserved......................................................*
  16            Reserved......................................................*

  PART III

  17            Financial Statements..........................................*
  18            Financial Statements........................................130
  19            Exhibits....................................................197
                Signature...................................................200

* Not required because this Form 20-F is filed as an Annual Report, not applicable to the Group or otherwise not included herein.

PRESENTATION OF INFORMATION

For the purposes of this report, and unless specified otherwise, the term 'Company' means The Royal Bank of Scotland Group plc, 'Group' or 'RBSG' means the Company and its subsidiary undertakings, 'RBS plc' means The Royal Bank of Scotland plc, 'RBS' means RBS plc and its subsidiary undertakings, 'NWB Plc' means National Westminster Bank Plc and 'NatWest' means NWB Plc and its subsidiary undertakings.

The acquisition of NatWest on 6 March 2000 had a significant effect on the Group's financial position. In order to provide additional meaningful and relevant comparisons, the results for the year ended 31 December 2001 are compared with prior period results on both a statutory and a pro forma basis.

Statutory basis

Information or discussions on a statutory basis refer to the comparison of the results for the year ended 31 December 2001 with the statutory results for the year ended 31 December 2000 (which includes NatWest from 6 March 2000) and the year ended 30 September 1999.

Pro forma basis

Information or discussions on a pro forma basis refer to the comparison of the results for the year ended 31 December 2001, adjusted for the presentation of goodwill amortisation and integration costs, with the pro forma results for the years ended 31 December 2000 and 31 December 1999, which assume that the acquisition of NatWest took place on 1 January 1999.

The Company publishes its financial statements in pounds sterling ("(pound)" or "sterling"). The abbreviations '(pound)m' and '(pound)bn' represent millions and thousands of millions of pounds sterling, respectively, and references to 'pence' represent pence in the United Kingdom ("UK"). Reference to 'dollars' or '$' are to United States of America ("US") dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively, and references to 'cents' represent cents in the US. The abbreviation '(euro)' represents 'euro', the European single currency. Unless otherwise stated, amounts in dollars have been translated for convenience from sterling at the Noon Buying Rate on 31 December 2001 as shown under 'Exchange rates' on page
10. This rate should not be construed as a representation that the sterling amounts actually denote such dollar amounts or have been, could have been, or could be converted into dollars at the rate indicated.

Certain information in this report is presented separately for domestic and foreign activities. Domestic activities primarily consist of UK domestic transactions of the Group. Foreign activities comprise the Group's transactions conducted through those offices in the UK specifically organised to service international banking transactions and transactions conducted through offices outside the UK.

The geographic analysis in the table of changes in net interest income, the average balance sheet and interest rates and average interest rates, yields, spreads and margins in this report have been compiled on the basis of UK and Overseas. Management believe that presentation on this basis provides more useful information on the yields, spreads and margins of the Group's activities than would be provided by presentation on the basis of the domestic and foreign activities analysis used elsewhere in this report as it more closely reflects the basis on which the Group is managed. 'UK' in this context includes domestic transactions and transactions conducted through the offices in the UK which service international banking transactions.

The Group distinguishes its trading from non-trading activities by determining whether a certain business unit's principal activity is trading or non-trading and then attributing all of that unit's activities to one portfolio or the other. Although this method may result in some non-trading activity being classified as trading, and vice versa, the Group believes that any resulting misclassification is not material.

In this report, the terms 'UK GAAP' and 'US GAAP' refer to generally accepted accounting principles ("GAAP") in the UK and the US respectively.

Forward-looking statements

Certain statements in this document may be considered to be 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'should', 'intend', 'plan', 'probability', 'risk', 'Value-at-Risk' ('VaR'), 'target', 'goal', 'objective', 'will', 'endeavour' and similar expressions or variations on such expressions. In particular, this document includes forward-looking statements relating, but not limited, to the Group's potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. See 'Market risk', 'Value-at-Risk', and 'Liquidity risk' elsewhere in this document. Such statements are subject to certain risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. See 'Market risk' and 'Value-at-Risk'. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains and losses could differ materially from those that have been estimated. Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                            ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The financial information set forth below for the years ended 31 December 2001 and 31 December 2000, the three months ended 31 December 1999 and each of the three years ended 30 September 1999, has been selected from the audited Consolidated Financial Statements of the Group for those periods or, where certain items are not shown in those audited Consolidated Financial Statements, has been prepared for the purpose of this Report. The information should be read in conjunction with, and is qualified by reference to, the Consolidated Financial Statements and Notes thereto for the years ended 31 December 2001 and 31 December 2000, the three months ended 31 December 1999 and the year ended 30 September 1999, included in this Report, which have been audited by independent chartered accountants, Deloitte & Touche for the years ended 31 December 2001 and 31 December 2000, and the three months ended 31 December 1999, and by PricewaterhouseCoopers for the year ended 30 September 1999. The dollar financial information has been translated for convenience at the rate of (pound)1.00 to US$1.4543, the Noon Buying Rate on 31 December 2001.

The Group's Consolidated Financial Statements are prepared in accordance with UK GAAP, which differs in certain respects from US GAAP. For a discussion of significant differences between UK GAAP and US GAAP and a reconciliation to US GAAP of certain amounts, see Note 52 to the Consolidated Financial Statements.

------------------------------------------------------------------------------------------------------------------------
Summary consolidated profit and loss account - statutory basis

                                                                           3 months ended
                                                  Year ended 31 December      31 December   Year ended 30 September
                                               ---------------------------                ---------------------------
                                                    2001     2001     2000           1999      1999     1998    1997
                                                    ----     ----     ----           ----      ----     ----    ----
                                                      $m (pound)m (pound)m       (pound)m  (pound)m (pound)m (pound)m
Amounts in accordance with UK GAAP:
Net interest income                                9,990    6,869    5,286            501     1,748    1,592    1,414
Non-interest income (2)                           11,215    7,712    5,709            612     2,354    2,099    1,521
                                                --------  -------  -------  -------------   -------  -------  -------
Total income                                      21,205   14,581   10,995          1,113     4,102    3,691    2,935
Operating expenses excluding goodwill
amortisation (1)                                 (11,221)  (7,716   (6,223)          (542)   (2,021)  (1,864)  (1,539)
Goodwill amortisation                               (947)    (651)    (537)            (4)       (1)       -        -
Provision for Year 2000 costs (2)                      -        -        -              -         -        -      (29)
General insurance claims (net)                    (1,379)    (948)    (673)          (185)     (590)    (518)    (487)
                                                --------  -------  -------  -------------   -------  -------  -------
Profit before provisions for bad and doubtful
debts                                              7,658    5,266    3,562            382     1,490    1,309      880
Provisions for bad and doubtful debts (2)         (1,431)    (984)    (550)           (79)     (266)    (328)    (139)
Amounts written off fixed asset investments (2)      (10)      (7)     (42)             -       (13)     (24)      (2)
Write-down of finance leases (2)                       -        -        -              -         -      (13)     (41)
                                                --------  -------  -------  -------------   -------  -------  -------
Operating profit                                   6,217    4,275    2,970            303     1,211      944      698
Exceptional items (2)                                  -        -        -            100         -       57       62
                                                --------  -------  -------  -------------   -------  -------  -------
Profit on ordinary activities before tax           6,217    4,275    2,970            403     1,211    1,001      760
Tax on profit on ordinary activities              (2,235)  (1,537)  (1,033)          (124)     (361)    (286)    (219)
                                                --------  -------  -------  -------------   -------  -------  -------
Profit on ordinary activities after tax            3,982    2,738    1,937            279       850      715      541
Minority interests (including non-equity)           (131)     (90)     (50)             3         6      (20)     (31)
                                                --------  -------  -------  -------------   -------  -------  -------
Profit after minority interests                    3,851    2,648    1,887            282       856      695      510
Preference dividends - non-equity                   (521)    (358)    (294)           (28)      (80)     (58)     (53)
Perpetual regulatory securities interest -
non-equity                                           (33)     (23)       -              -         -        -        -
                                                --------  -------  -------  -------------   -------  -------  -------
                                                   3,297    2,267    1,593            254       776      637      457
Additional Value Shares dividend - non-equity       (580)    (399)       -              -         -        -        -
                                                --------  -------  -------  -------------   -------  -------  -------
Profit attributable to ordinary shareholders       2,717    1,868    1,593            254       776      637      457
                                                --------  -------  -------  -------------   -------  -------  -------
Amounts in accordance with US GAAP:
Net income available for ordinary shareholders     2,999    2,062    2,102            239        678     539      506
                                                --------  -------  -------  -------------   -------  -------  -------
------------------------------------------------------------------------------------------------------------------------

Notes:
(1) Includes integration expenditure of (pound)875 million for the year ended 31 December 2001 (year ended 31 December 2000 - (pound)389 million; 3 months ended 31 December 1999 - (pound)12 million).

(2) In the three months ended 31 December 1999, an exceptional gain of (pound) 100 million (tax charge (pound)31 million) was realised from the sale of the investor services business. In the year ended 30 September 1998, (pound)96 million gain on the investment in Superdiplo, (pound)132 million of provisions for bad and doubtful debts and (pound)14 million of amounts written off fixed asset investments in respect of exposures in the Far East and (pound)13 million write-down of finance leases were treated as exceptional items. In the year ended 30 September 1997, (pound)29 million provision for Year 2000 costs and (pound)41 million write-down of finance leases were treated as exceptional items.

--------------------------------------------------------------------------------------------------------------------------
Preference and other non-equity dividends and interest

                                                                              3 months ended
                                                     Year ended 31 December      31 December   Year ended 30 September
                                                  ---------------------------                ---------------------------
Amount per share or security                           2001     2001     2000           1999      1999     1998    1997
                                                       ----     ----     ----           ----      ----     ----    ----
                                                         $m (pound)m (pound)m       (pound)m  (pound)m (pound)m (pound)m
Non-cumulative preference shares of US$0.01
  -  Series A                                             -       -         -              -         -        -     0.06
  -  Series B                                          2.52     1.73     1.67           0.39      1.45     1.32     1.39
  -  Series C                                          2.14     1.47     1.41           0.33      1.23     1.12     1.18
  -  Series D                                          2.05     1.41     1.35           0.32      1.18     1.08     1.14
  -  Series E                                          2.03     1.40     1.33           0.31      1.16     1.06     1.07
  -  Series F                                          1.91     1.31     1.26           0.30      1.10     1.00     0.54
  -  Series G                                          1.85     1.27     1.22           0.29      1.12     0.69        -
  -  Series H                                          1.81     1.24     1.19           0.28      0.71        -        -
  -  Series I                                          2.00     1.38     1.32           0.31      0.20        -        -
  -  Series J                                          2.13     1.46     1.40           0.33         -        -        -
  -  Series K                                          1.08     0.74        -              -         -        -        -
Non-cumulative convertible preference shares of
US$0.01
  -  Series 1                                         91.18    62.70    50.22              -         -        -        -
  -  Series 2                                         88.17    60.63    48.57              -         -        -        -
  -  Series 3                                         78.16    53.74     5.24              -         -        -        -
Non-cumulative convertible preference shares of
(euro)0.01
  -  Series 1                                         60.12    41.34    34.55              -         -        -        -
Non-cumulative convertible preference shares of
(pound)0.01
  -  Series 1                                        107.43    73.87     3.28              -         -        -        -
Non-cumulative convertible preference shares of
(pound)0.25                                            0.12     0.08     0.07              -         -        -        -
Dollar Perpetual Regulatory tier one securities of
US$1,000
  - Series 1                                          27.62    18.99        -              -         -        -        -
Additional Value Shares of(pound)0.01                  0.22     0.15        -              -         -        -        -
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Ordinary dividends
                                                                              3 months ended
                                                     Year ended 31 December      31 December   Year ended 30 September
                                                  ---------------------------                ---------------------------
                                                       2001     2001     2000           1999      1999     1998    1997
                                                       ----     ----     ----           ----      ----     ----    ----
Amount per share                                      cents    pence    pence          pence     pence    pence   pence

Interim                                                16.0     11.0      9.5              -       8.2     7.13     6.2
Proposed final                                         39.3     27.0     23.5              -      20.3    17.47    15.2
                                                      -----    -----    -----   -------------    -----   ------   -----
Total dividends on equity shares                       55.3     38.0     33.0              -      28.5    24.60    21.4
                                                      -----    -----    -----   -------------    -----   ------   -----
-----------------------------------------------------------------------------------------------------------------------

For further information, see Notes 7 and 8 to the Consolidated Financial Statements.

-----------------------------------------------------------------------------------------------------------------------
Summary consolidated balance sheet - statutory basis

                                                                  31 December                  30 September
                                                          ----------------------------  ---------------------------
                                                              2001      2001      2000      1999     1998      1997
                                                              ----      ----      ----      ----     ----      ----
Amounts in accordance with UK GAAP:                             $m  (pound)m  (pound)m  (pound)m (pound)m  (pound)m

Loans and advances to banks (net of provisions)             56,009    38,513    32,061    10,375   11,514    14,091
Loans and advances to customers (net of provisions)        277,033   190,492   168,076    49,340   41,017    38,606
Debt securities and equity shares                           95,398    65,597    59,342    16,302   13,631    10,388
Intangible fixed assets                                     19,379    13,325    12,080        11        -         -
Other assets                                                88,501    60,855    48,445    12,824   13,514     9,516
                                                          --------  --------  --------   -------  -------   -------
Total assets                                               536,320   368,782   320,004    88,852   79,676    72,601
                                                          --------  --------  --------   -------  -------   -------

Called up share capital                                      1,299       893       848       224      220      216
Share premium account - equity                               4,745     3,263     2,674       781      620      495
Share premium account - non equity                           6,111     4,202     3,856     1,349      838      734
Merger reserve                                              17,494    12,029    12,604         -        -        -
Other reserves                                                 308       212       191       147      113      103
Revaluation reserve                                            164       113        40        17      (10)     (19)
Profit and loss account                                      8,833     6,073     2,903     1,684    1,172    1,513
Perpetual securities                                         1,214       835         -         -        -        -
                                                          --------  --------  --------   -------  -------   -------
Shareholders' funds                                         40,168    27,620    23,116     4,202    2,953    3,042

Minority interests                                             851       585       546       146       92      190
Dated loan capital                                           9,716     6,681     6,316     1,917    1,391    1,383
Undated loan capital including convertible debt              7,313     5,029     4,120     1,115    1,220    1,167
                                                          --------  --------  --------   -------  -------   -------
Total capital resources                                     58,048    39,915    34,098     7,380    5,656    5,782

Deposits by banks                                           58,227    40,038    35,130     6,418    4,437    5,395
Customer accounts                                          289,398   198,995   177,302    55,180   50,685   47,582
Debt securities in issue                                    44,602    30,669    19,407     9,199    7,459    4,997
Other liabilities                                           86,045    59,165    54,067    10,675   11,439    8,845
                                                          --------  --------  --------   -------  -------   -------
Total liabilities                                          536,320   368,782   320,004    88,852   79,676   72,601
                                                          --------  --------  --------   -------  -------   -------

Amounts in accordance with US GAAP:

Shareholders' equity                                        43,517    29,923    25,423     5,099    4,006    3,561
Total assets                                               562,372   386,696   323,731    90,623   81,802   74,072
-----------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Other financial data - statutory basis

                                                                                   3 months
                                                                  Year ended          ended
                                                                 31 December    31 December   Year ended 30 September
                                                             ------------------              ------------------------
                                                                 2001     2000         1999     1999    1998   1997
                                                                 ----     ----         ----     ----    ----   ----
Other financial data in accordance with UK GAAP:

Earnings per ordinary share - pence                              67.6     67.8         28.5     87.8    73.4   55.4
Diluted earnings per ordinary share - pence (1)                  66.3     67.1         28.0     86.6    72.4   54.8
Dividends per ordinary share - pence                             38.0     33.0            -     28.5    24.6   21.4
Dividend payout ratio                                           58.1%    55.4%            -    32.7%   33.8%  39.2%
Average total assets -(pound)m                                350,188  269,060       88,419   84,457  74,640 65,922
Average ordinary shareholders' equity -(pound)m                21,190   16,040        2,976    2,426   2,276  2,058
Average tangible equity -(pound)m                               8,584    6,071        2,758    2,410   2,276  2,058
Weighted average number of ordinary shares in issue during
the period - millions                                           2,762    2,348          892      884     868    825
Number of ordinary shares outstanding at period end - millions  2,860    2,678          892      892     876    856
Share price per ordinary share at period end -(pound)(2)        16.72    15.82        10.98    13.03    6.70   6.90
Market capitalisation at period end -(pound)bn                   47.8     42.4          9.8     11.6     5.9    5.9
Net asset value per ordinary share -(pound)                      7.83     7.12         3.46     3.20    2.42   2.68
Return on average total assets (3)                              0.53%    0.59%        1.15%    0.92%   0.85%  0.69%
Return on average ordinary shareholders' equity (4)              8.8%     9.9%        34.1%    32.0%   28.0%  22.2%
Return on average tangible equity (5)                           41.1%    39.5%        38.6%    32.1%   28.0%  22.2%
Average shareholders' equity as a percentage of average total
  assets                                                         7.4%     7.2%         4.9%     4.2%    4.1%   4.4%
Risk asset ratio
    Tier 1                                                       7.1%     6.9%         7.7%     8.1%    6.6%   6.8%
    Total                                                       11.5%    11.5%        11.2%    12.1%   11.2%  11.6%
Ratio of earnings to combined fixed charges,  preference
  share dividends and perpetual regulatory securities
  interest (6)
    Including interest on deposits                               1.49     1.32         1.46     1.33    1.26   1.26
    Excluding interest on deposits                               4.45     3.49         4.77     3.99    3.81   3.54
Ratio of earnings to fixed charges only (6)
    Including interest on deposits                               1.56     1.37         1.52     1.37    1.29   1.29
    Excluding interest on deposits                               6.72     4.81         6.63     5.06    4.84   4.73

Other financial data in accordance with US GAAP:

Basic earnings per ordinary share - pence                        74.7     89.5         26.8     76.7    62.2   61.4
Diluted earnings per ordinary share - pence (1)                  73.2     88.5         26.4     75.7    61.3   60.6
Dividends per ordinary share - pence                             34.5     29.8            -     25.7    22.3   19.4
Dividend payout ratio                                           45.7%    20.6%            -    33.5%   35.9%  31.6%
Average total assets -(pound)m                                361,319  271,610       90,130   86,406  76,399 67,206
Average ordinary shareholders' equity -(pound)m                23,362   17,519        3,779    3,401   3,062  2,399
Return on average total assets (3)                              0.57%    0.77%        0.27%    0.78%   0.71%  0.75%
Return on average ordinary shareholders' equity (4)              8.8%    12.0%         6.3%    19.9%   14.0%  15.5%
Average shareholders' equity as a percentage of average total
  assets                                                         7.7%     7.7%         5.7%     5.2%    5.0%   4.8%
Ratio of earnings to combined fixed charges,  preference
  share dividends and perpetual regulatory securities
  interest (6)
    Including interest on deposits                               1.51     1.41         1.45     1.31    1.24   1.28
    Excluding interest on deposits                               4.63     4.19         4.65     3.73    3.58   3.77
Ratio of earnings to fixed charges only (6)
    Including interest on deposits                               1.59     1.46         1.50     1.34    1.26   1.31
    Excluding interest on deposits                               6.98     5.77         6.46     4.73    4.55   5.04
------------------------------------------------------------------------------------------------------------------------

Notes:
(1) Convertible preference shares totalling (pound)800 million, (euro)750 million and $1,900 million have not been included in the computation of diluted earnings per share as their effect is anti-dilutive. Interest payments on the perpetual regulatory securities may be settled by the issue of ordinary shares at the option of the Company and have not been included in the computation of diluted earnings per share as their effect is also anti-dilutive.
(2) The share prices at 31 December 1999, 30 September 1999, 30 September 1998 and 30 September 1997 have not been adjusted for the bonus issue, in July 2000, of Additional Value Shares in connection with the acquisition of NatWest.
(3) Return on average total assets represents net income available to ordinary shareholders as a percentage of average total assets.
(4) Return on average ordinary shareholders' equity represents net income available to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity, excluding non-equity shareholders' funds.
(5) Return on average tangible equity represents net income available for ordinary shareholders, after adjusting for integration costs and goodwill amortisation, expressed as a percentage of average ordinary shareholders' equity, excluding non-equity shareholders' funds, and assuming intangible fixed assets have been written off.
(6) For this purpose, earnings consist of income before taxes and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

Exchange rates

Except as stated, the following tables set forth, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers in sterling as certified for customs' purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"):

------------------------------------------------------------------------------------------
US dollars per (pound)1         March   February   January   December   November   October
-----------------------          2002       2002      2002       2001       2001      2001
                                 ----       ----      ----       ----       ----      ----
Noon Buying Rate
----------------
High                           1.4287     1.4322    1.4482     1.4588     1.4650    1.4795
Low                            1.4146     1.4117    1.4074     1.4164     1.4095    1.4214
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
US dollars per (pound)1
-----------------------
                                              Year ended            3 months ended              Year ended
                                             31 December               31 December            30 September
                                     ---------------------------                    -------------------------------
                                          2001         2000               1999         1999       1998      1997
                                          ----         ----               ----         ----       ----      ----
Noon Buying Rate
----------------
Period end rate                          1.4543       1.4955             1.6150      1.6457    1.6995     1.6117
Average rate for the period (1)          1.4396       1.5204             1.6295      1.6286    1.6531     1.6320

Consolidation rate (2)
----------------------
Period end rate                          1.4498       1.4925             1.6168      1.6465    1.7001     1.6148
Average rate for the period              1.4401       1.5160             1.6308      1.6297    1.6536     1.6327
------------------------------------------------------------------------------------------------------------------------

Notes:
(1) The average of the Noon Buying Rates on the last business day of each month during the period.
(2) The rates used by the Group for translating dollars into sterling in the preparation of its Consolidated Financial Statements.
(3)  On 10 April 2002, the Noon Buying Rate was(pound)1.00 = $1.5930

                       ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

The Royal Bank of Scotland Group plc is a public limited company incorporated in Great Britain and registered in Scotland under No. SC 45551. The registered office of the Company is 36 St Andrew Square, Edinburgh, EH2 2YB (telephone 0131-556-8555) and its principal place of business is 42 St Andrew Square, Edinburgh, EH2 2YE (telephone 0131-556-8555).

The Group is a diversified financial services group engaged in a wide range of banking, financial and finance-related activities in the UK and internationally. The Group's operations are principally centred in the UK.

The Group has two principal operating subsidiaries - The Royal Bank of Scotland plc ("RBS plc") and National Westminster Bank Plc ("NWB Plc"), each of which controls, directs and promotes the operations of various subsidiary companies.

RBS plc is a major UK clearing bank whose predecessors date back to 1727. RBS plc was created by the merger in 1985 of the former The Royal Bank of Scotland plc, the largest of the Scottish clearing banks, and Williams & Glyn's Bank plc, a wholly-owned English clearing bank subsidiary of the Company. At 31 December 2001, RBS had 644 branches in the UK.

NWB Plc and its subsidiaries ("NatWest") was acquired by the Group on 6 March 2000. NWB Plc was incorporated in England in 1968 and was formed from the merger of National Provincial Bank Limited and Westminster Bank Limited, which had themselves been formed through a series of mergers involving banks with origins dating back to the 17th century. At 31 December 2001, NatWest had 2,133 branches, representative and similar offices worldwide, of which approximately 2,000, principally branch offices, were located in the UK.

BUSINESS OVERVIEW

At and for the year ended 31 December 2001, based on location of office, no country outside the UK or the US accounted for more than 10% of total assets or profit before tax or net assets of the Group - see Note 48 to the Consolidated Financial Statements. At 31 December 2001, the Group had total assets of (pound)369 billion (31 December 2000 - (pound)320 billion) and total deposits of (pound)239 billion (31 December 2000 - (pound)212 billion). Shareholders' funds at 31 December 2001 were (pound)27,620 million (31 December 2000 - (pound)23,116 million). At 31 December 2001, the Group employed 105,700 full-time equivalent staff (31 December 2000 - 94,000).

The Group's activities are organised in the following business divisions:
Corporate Banking and Financial Markets, Retail Banking, Retail Direct, Manufacturing, Wealth Management, Direct Line Group, Ulster Bank, Citizens and the Centre. A description of the activities of each of the Group's businesses is given below.

Corporate Banking and Financial Markets

Corporate Banking and Financial Markets ("CBFM") is the largest provider of banking services to medium and large businesses in the UK and the leading player in the UK in asset finance. It provides an integrated range of products and services to mid-sized and large corporate and institutional customers in the UK and overseas, including corporate and commercial banking, treasury and capital markets products, structured and leveraged finance, trade finance, leasing and factoring. It also has complementary subsidiary businesses covering cash flow management, traditional finance house products and asset based finance for large capital equipment projects. CBFM has expanded its operations in Europe and completed the acquisition of Euro Sales Finance plc during 2001.

Financial Markets provides corporate and institutional customers with treasury services, including global interest rate derivatives trading, bond origination and trading, credit sales and trading, sovereign debt trading, futures brokerage, foreign exchange, money market, currency derivative and rate risk management services. It also engages in similar activities for its own account, and provides treasury services support to the Group. Greenwich Capital Markets Inc., with headquarters in Connecticut, delivers debt market solutions tailored to meet the needs of companies and institutions around the world.

Retail Banking

Retail Banking provides a wide range of banking, insurance and related financial services to individuals and small businesses. These services are delivered from a network of RBS and NatWest branches throughout Great Britain and through telephone call centres, ATMs and the internet. It also has complementary subsidiary businesses covering life assurance, pensions and private banking.

In the personal banking market, Retail Banking offers money transmission, savings and loan facilities. In the small business banking market, Retail Banking provides a range of services which includes money transmission and cash management, short, medium and long-term finance and retail and wholesale deposit-taking products.

The retail banking activities of RBS and NatWest continue to operate under their own brands and compete with each other. As at 31 December 2001, RBS had 644 (31 December 2000 - 634) and NatWest had 1,643 (31 December 2000 - 1,643)
branches respectively, in the United Kingdom.

Retail Direct

Retail Direct issues a comprehensive range of credit, charge and debit cards to personal and corporate customers and engages in merchant acquisition and processing facilities for retail businesses. It also includes Tesco Personal Finance ("TPF"), Virgin Direct Personal Finance ("VDPF"), Direct Line Financial Services ("DLFS"), Lombard Direct, the Group's internet banking platform and Comfort Card European businesses, all of them offering products to customers through direct channels. The acquisition of the remaining 50% interest in the Virgin One business was completed in the second half of 2001.

Manufacturing

Manufacturing supports the customer facing businesses, mainly Corporate Banking and Financial Markets, Retail Banking and Retail Direct, and provides operational technology, account management, money transmission, property and other services.

Wealth Management

Wealth Management comprises Coutts Group, Adam & Company and the offshore banking businesses, The Royal Bank of Scotland International and NatWest Offshore. The Coutts Group focuses on private banking through the Coutts, The Royal Bank of Scotland and NatWest Private Banking brands. Adam & Company is a private bank operating primarily in Scotland. The offshore businesses deliver retail banking services to local and expatriate customers, and corporate banking and treasury services to corporate, intermediary and institutional clients.

Direct Line Group

Direct Line Group sells and underwrites retail and wholesale insurance on the telephone and the internet. In November 1999, Direct Line completed the acquisition of the roadside rescue specialist, Green Flag. Within the Direct Line Group, the Direct Division sells general insurance and motor breakdown services direct to the customer, and Green Flag is a leading wholesale provider of insurance and motoring related services. Through its International Division, Direct Line sells insurance in Spain and Japan, and in September 2001, expanded into Germany and Italy. The acquisition, subject to regulatory approvals, of Royal & Sun Alliance's direct motor insurance operation in Italy, announced in January 2002, will make Direct Line the second largest direct insurer in Italy with over 300,000 customers.

Ulster Bank

Ulster Bank provides a comprehensive range of retail and wholesale financial services in Northern Ireland and the Republic of Ireland. Retail Banking has a network of branches throughout Ireland and operates in the personal, commercial and wealth management sectors. Corporate Banking and Financial Markets provides a wide range of services in the corporate and institutional markets.

Citizens

Citizens is engaged in retail and corporate banking activities through its branch network in the states of Rhode Island, Connecticut, Massachusetts, New Hampshire, Pennsylvania, Delaware and New Jersey and is one of the 20 largest banks in the United States. Citizens provides a full range of retail and corporate banking services, including personal banking, residential mortgages and home equity loans. In addition, Citizens engages in a wide variety of commercial loan and commercial real estate activities, consumer lending, credit card services, trust services and retail investment services. Citizens also operates subsidiaries primarily engaged in equipment lease financing. In October 1999, Citizens acquired the commercial banking business of State Street Corporation, and in January 2000 acquired UST Corp. of Boston. The acquisition of the regional retail and commercial banking businesses of Mellon Financial Corporation, referred to hereafter as 'Mellon' or the 'Mellon acquisition', for US$2.2 billion was completed on 1 December 2001.

The Centre

The Centre comprises group and corporate functions which provide services to the operating divisions.Accounting developments

Disclosures required by Financial Reporting Standard ("FRS") 17 'Retirement Benefits' are included in Note 3 to the Consolidated Financial Statements. Further disclosures under the transitional requirements of this standard will be made in the Group's financial statements for 2002, and full implementation is required from 2003.

Implementation of FRS 18 'Accounting Policies' has not resulted in any changes to the Group's principal accounting policies.

In December 2000, the Accounting Standards Board issued FRS 19 'Deferred Tax', which will be effective for the Group's 2002 financial statements. This standard replaces Statement of Standard Accounting Practice 15 'Accounting for deferred tax' and requires recognition of deferred tax assets and liabilities on all timing differences, with specified exceptions. Full provision is to be made for deferred tax liabilities, and deferred tax assets are to be recognised to the extent that it is more likely than not that they will be recovered. Discounting of deferred tax is permitted but not required. The Group is reviewing the requirements of the FRS to determine its effect on the Group's financial statements.

In February 2002, the Urgent Issues Task Force ("UITF") issued UITF Abstract 33 'Obligations in capital instruments'. This Abstract sets out guidance on the classification of capital instruments between liabilities and shareholders' funds and is effective for the Group's 2002 accounts On implementation of this Abstract, the Group's US$ Perpetual Regulatory tier One securities ("PROs") will be reclassified as liabilities and the interest on them reclassified as interest payable.

Competition

In the UK, RBS and NatWest's principal competitors are other clearing banks, building societies (which are similar to savings and loans associations in the US) and the other major international banks represented in London.

Competition to serve corporate and institutional customers in the UK remains strong. In addition to the UK clearing bank groups, large US and European financial institutions are also active, and offer combined investment and commercial banking capabilities. The capital markets continue to innovate and provide a broad range of financing and risk management solutions for corporate customers. In asset finance, Lombard competes with both banks and specialised asset finance providers.

In the small business banking market, the Group competes with other UK clearing bank groups, with specialist finance providers and building societies. During 2001, competition within small business banking intensified, with new services launched by converted building societies.

In the personal banking market, competition continues to intensify. In addition to UK banks and building societies, major retailers, life assurance companies and internet-only service providers have entered the market. NatWest Life and Royal Scottish Assurance compete with Independent Financial Advisors and life assurance companies.

The UK credit card market is highly competitive, and new entrants, both UK and international, continue to join the large number of existing card issuers. Major retailers, utilities and specialist card issuers are active in the market in addition to UK banks and building societies. Competition is across a range of dimensions, including aggressive pricing, loyalty and reward schemes, and packaged benefits.

In Wealth Management, The Royal Bank of Scotland International and NatWest Offshore compete with other UK and international banks to offer offshore banking services. Coutts Group and Adam & Company compete as private banks with UK clearing and private banks, and with international private banks. There has been an increased focus by a number of competitors, both UK and international, on the 'mass-affluent' segment of customers.

Direct Line competes in personal insurance. The market is highly competitive, particularly the automobile segment. Direct Line faces competition from a range of insurance companies who now operate telephone and internet direct sales businesses. Direct Line also competes with local insurance companies in the direct motor insurance markets in Spain, Italy, Germany and Japan.

In Northern Ireland and the Republic of Ireland, Ulster Bank competes in retail and commercial banking with the major Irish banks and building societies, and with other UK and international banks and building societies active in the market. Competition is intensifying as both UK and Irish institutions seek to expand their businesses.

In the United States, Citizens, through its banking subsidiaries, competes primarily in New England, and from December 2001, in Pennsylvania, in retail and mid-corporate banking markets with local and regional banks and other financial institutions. The Royal Bank of Scotland Group also competes in the US through Greenwich Capital Markets Inc. and branches of RBS and NatWest, in large corporate lending and specialised finance markets, and in fixed-income trading and sales. Competition is principally with the large US commercial and investment banks and international banks active in the US.

In other international markets, principally in continental Europe, the Group faces competition from the leading domestic and international institutions active in the relevant national markets.

Monetary policy

The Group's earnings are affected by general economic conditions, both domestic and global. The policies of the UK government, and of governments in other countries in which the Group operates, also have an impact.

The UK government sets an inflation target, which the Chancellor of the Exchequer confirmed in the March 2001 Budget would remain at 2.5%. The Bank of England has operational independence in setting short-term interest rates to achieve this target. The Bank of England's Monetary Policy Committee ("MPC") meets each month to agree any change to interest rates, and the minutes of these meetings are published two weeks later. The Bank of England was given independence by the Chancellor of the Exchequer in 1997, with the intention of making monetary policy free from political influence, and therefore more stable and credible. In response to the downturn in the global economy and the terrorist attacks on the US on 11 September 2001, the Bank of England, along with other major central banks around the world, has cut interest rates sharply in the past year.

The value of sterling is also important for UK monetary conditions. The monetary authorities do not have an exchange rate target, but concerns over the strength of sterling have played a role in the MPC monthly debates during the past year. Sterling has been weaker against the US dollar during 2001, which has retained its 'safe haven' status despite the US recession and the 11 September attacks. Sterling has remained strong against the euro. While risks of sterling and dollar depreciation remain, we anticipate only limited movements in exchange rates are anticipated during 2002 and 2003, with a gradual depreciation of sterling against the euro and a marginal pick up against the US dollar.

European Economic and Monetary Union ("EMU")

The new European single currency, the euro, came into being on 1 January 1999. The third stage of EMU started on schedule on 1 January 1999. During the course of 1998, it was determined that eleven countries (Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) would participate. The UK, along with Denmark, exercised its right to opt out at that stage, and Sweden also determined not to be part of this first wave. Initially, Greece was deemed not to qualify in terms of the criteria set out in the Maastricht Treaty.

On 31 December 1998, the European Currency Unit (the "ECU") was replaced by the euro on the international currency markets, on a one-for-one basis. The rates for the euro against other international currencies were based upon the official closing rates for the ECU. The bilateral rates for the legacy currencies of the participating states were derived from their rates within the Exchange Rate Mechanism and the closing value of the ECU. These rates, between the legacy currencies and between these currencies and the euro, were fixed as of 1 January 1999. The euro became the formal currency for all eleven then participating states.

It was subsequently determined that Greece met the criteria set out in the Maastricht Treaty, and Greece was admitted to the third stage of EMU as from 1 January 2001. The drachma was fixed to the euro at that date. A referendum on EMU participation was held in Denmark in 2000, with a majority voting against entry.

Euro notes and coins were introduced into circulation in all twelve participating states on 1 January 2002 and it is formally required under the Maastricht Treaty that legacy currency notes and coins be withdrawn by 30 June 2002. In practice, all participating states determined that the end of legal tender status for legacy currency notes and coins be achieved by the end of February 2002, with three states - the Netherlands, Ireland and France - choosing earlier dates.

Also on 1 January 1999, the European Central Bank ("ECB") assumed responsibility for the operation of monetary policy throughout the euro zone. The ECB sets one short-term interest rate to cover all twelve countries.

The UK Government continues to indicate that they support EMU entry in principle, but that the UK will not adopt the single currency until this is seen as being in the UK's economic interests and also not until there has been a positive vote at a referendum. The Chancellor of the Exchequer has laid down five key economic conditions for UK participation and the Prime Minister has indicated that an assessment of these five tests will be undertaken within two years of the 2001 General Election.

The Group continues to co-operate with the UK Government, and to work proactively within the financial sector, to develop thinking and plans regarding a range of practical issues that would arise if the UK were to determine to enter EMU. In particular, the Group is involved in discussions as to how a phased transition could be achieved, to minimise cost and risk. In addition, due attention is being paid to the implications, for elements of the Group and for customers, of the introduction of euro notes and coins and the withdrawal of legacy currencies.

Supervision and regulation

Recent changes to the regulation and supervision of financial services in the UK

Prior to 1 December 2001, in the UK, banks were regulated under the Banking Act 1987, insurance businesses were regulated under the Insurance Companies Act 1982 and investment businesses were subject to the Financial Services Act 1986 ("FSA 1986").

In 1997, the Government decided that the regulation of banking, insurance and financial services businesses should be brought together under the Financial Services Authority ("FSA"), which would assume the role of sole statutory regulator for the UK financial services industry.

A new statutory regime, under which the FSA took over the responsibilities and powers of the previous UK financial services regulators, was created with the implementation of the Financial Services and Markets Act 2000 (the "FSMA 2000") on 30 November 2001. The FSMA 2000 replaced the majority of the existing UK financial services legislation (including the FSA 1986, the Insurance Companies Act 1982 and the Banking Act 1987) and it also contains legislation relating to building societies and friendly societies. The FSMA 2000 essentially consolidates but also harmonises and amends the previous legislation, in various respects. It is a framework piece of legislation, underpinned by approximately 95 pieces of secondary legislation.

Aspects of the current UK regulatory regime

The FSA has certain indirect control over the holding companies of authorised institutions as it has statutory powers to object to persons who are, or who intend to become, 'controllers' or 'indirect controllers' of an authorised institution.

In the context of attaining its statutory objectives, the FSA is empowered to request information from, and to impose requirements on, authorised institutions.

Reports by skilled persons

The FSMA 2000 also empowers the FSA to require independent reports prepared by accountants, lawyers, actuaries or other persons with relevant professional skills to be provided by authorised institutions, relating to issues such as the accuracy of accounting records and prudential returns and the adequacy of internal controls. The appointment of a skilled person to produce a report under the FSMA 2000 is one of the FSA's regulatory tools and can be used by the FSA for diagnostic and monitoring purposes, in the context of preventative action and for carrying out remedial action.

Compensation arrangements

The requirements of the EU Directives on compensation arrangements have been brought forward under the FSMA 2000, which established a new single Financial Services Compensation Scheme (the "Scheme") replacing the eight existing arrangements providing compensation if a firm went out of business owing money to investors, depositors or policyholders.

The deposits of all banks incorporated in the UK including their branches in the European Economic Area are covered by the Scheme. Most types of deposit are covered, including current, deposit and savings accounts. Under the Scheme, payments are generally limited to 100% of the first (pound)2,000 of a depositor's total deposits with the bank and 90% of the next (pound)33,000, resulting in a maximum payment of (pound)31,700 (these limits are subject to certain exceptions). A bank's total liability to a depositor is the aggregate of all accounts in the name of that depositor, in all currencies. The Scheme only covers deposits at offices within the European Economic Area.

Other compensation limits for the Scheme are as follows. Compensation for investments is limited to (pound)48,000 (100% of the first (pound)30,000 and 90% of the next (pound)20,000). Compensation for long term insurance is 100% of the first (pound)2,000 and a minimum of 90% of the value of the policyholder's policy (including future benefits declared before the date of default). For compulsory general insurance, compensation is 100% of a valid claim or unexpired premium and for non-compulsory general insurance, compensation is limited to 100% of the first (pound)2,000 of a valid claim or unexpired premium and 90% of the remainder of the claim.

The Scheme will be financed by levies made on authorised institutions. There are three types of management expenses levies - the base costs levy (paid by all firms participating in the Scheme and allocated to individual firms in proportion to the periodic fees they pay to the FSA. These cover administrative costs, costs of premises, salaries and related overheads etc); the specific costs levy (this covers all remaining management expenses and are directly related to the handling of claims and payment of compensation); and the establishment costs levy (which covers the costs of establishing the Scheme). The Funding Rules require a limit to be set on the total of all management expenses attributable to each financial year and the Scheme cannot make any levies to recover management expenses for the year until this limit is set.

UK banking business

The FSA sets standards and prudential requirements for, and provides guidance to the banks under its supervision. Banks are required to submit regular returns to the FSA, which provide material for supervisory assessment. Senior management of banks also meet regularly with the FSA to discuss relevant issues such as risk control, loan portfolio composition, profitability, capital adequacy and liquidity management, organisational changes and operating practices. In its supervisory role, the FSA issues rules and guidance under powers contained in the FSMA 2000. The FSA's 'Handbook of Rules and Guidance' contains various sections including 'The Interim Prudential Sourcebook for Banks' which contains provisions relating to, amongst other matters, the implementation of consolidated supervision, capital adequacy, liquidity and foreign currency exposure, large exposures to related borrowers, the adequacy of accounting procedures and controls, the FSA's relationship with a bank's external auditors and loan transfers and securitisation of loans.

Capital adequacy

A bank is required to maintain adequate capital to absorb losses arising from the risks in its business. The basic capital adequacy framework is that set by the 1988 Basel Accord, as amended, and implemented in the European Union by various Directives. The capital adequacy regime requires a bank to maintain certain levels of capital, which must be of certain specified types (or tiers), against particular business risks. The specific regime currently applying to banks in the UK is set out in more detail in the FSA's Interim Prudential Sourcebook for Banks.

The FSA is in the process of reviewing the prudential requirements applying to the different types of financial businesses in the UK with a view to publishing an Integrated Prudential Sourcebook, expected to apply a more harmonised and consistent approach to prudential regulation across the UK financial services industry.

Currently, proposals to amend the 1988 Basel Accord are also being considered. The original timetable for this has been subject to delays and while the revised Accord is expected to be completed by 2005, national implementation under a European Community Directive is not expected until 2006 at the earliest.

Originally the FSA's Integrated Prudential Sourcebook was due to be fully implemented at the beginning of 2004. However, the delays to the implementation of the new Basel Capital Accord (and the related EU legislation) have impacted the FSA's timetable. Currently the FSA is considering various alternatives for implementing the provisions of the new Sourcebook.

Large exposures

Banks are required to set out their policy on large exposures and to provide the FSA with a copy of that statement. This policy must be reviewed on an annual basis and any significant departures from policies must be discussed with the FSA in advance of incorporating them into a policy statement. A bank must have systems and controls in place to monitor and control its large exposures.

The FSA requires banks to report, and in some cases obtain consent for, large single exposures and large exposures to related borrowers. A UK bank is required to notify the FSA where it proposes to enter into an exposure exceeding 25% of its capital. Generally, a bank should not have individual exposures exceeding 25% of its Large Exposures Capital Base, but this limit is subject to certain exceptions.

Liquidity

Banks are required to formulate a statement of their policy for managing liquidity and to agree with the FSA guidelines by which adherence to this policy can be assessed. Adequate systems must be in place for monitoring liquidity on a daily basis. The FSA monitors the liquidity of the UK banking sector through a series of periodic returns.

UK investment business

With the implementation of the FSMA 2000, the FSA has assumed the responsibilities and powers of the various self-regulating organisations and recognised professional bodies in relation to the regulation and supervision of investment businesses. The specific regulatory capital regime currently applying to investment businesses in the UK is set out in more detail in the FSA's Interim Prudential Sourcebook for Investment Businesses. The detailed conduct of business rules applying to investment-related activities are set out in the FSA's Conduct of Business Sourcebook.

Pursuant to rules promulgated under the FSA 1986 and continued under the FSMA 2000, regulated entities such as RBS plc and NWB Plc are currently required to determine whether to market packaged products (i.e. personal pensions, life assurance, collective investment schemes and investment trust savings schemes) of only one company or group or to become an independent intermediary providing customers with advice across a broader range of products. A group of persons allied together for purposes of marketing the packaged products of a marketing group is referred to as a "marketing group". This regime (referred to as "polarisation") is currently being reviewed. The FSA has published a consultation paper setting out three options for reforming the regime, including outright abolition which is the FSA's preferred option. The consultation period ends on 19 April 2002 and the FSA intends to introduce changes to the polarisation regime before the end of 2002.

On 1 October 1990, Royal Scottish Assurance plc ("RSA"), a life assurance joint venture company, commenced operations offering a full range of unit-linked, pension, life assurance, investment and mortgage insurance products. RBS plc, which originally held a stake in RSA, subsequently acquired the whole of this company, and in December 2000, it sold RSA to RBS Life Investments Limited ("RLI"), a wholly owned subsidiary of the Company. At the same time NWB Plc sold National Westminster Life Assurance Limited ("NWL") to RLI. Shortly thereafter, the composite insurer CGNU plc, acting through its life assurance subsidiary, acquired a 49.999% stake in RLI, effectively establishing the businesses of RSA and NWL as joint ventures between the Company and CGNU plc.

Currently, the Group companies are members of one of two marketing groups. Apart from RSA, the RBS Marketing Group includes the product provider Royal Bank of Scotland Unit Trust Management Limited ("RBSUTM") which provides collective investment scheme products. Apart from NWL, the NatWest Marketing Group includes the product providers, Gartmore Investment Limited ("GIL") and Gartmore Fund Managers Limited ("GFM"), both providing collective investment scheme products. None of RBSUTM, GIL or GFM are members of the RBS Group of companies.

RBS plc markets the packaged products of the RBS Marketing Group through its branches and NWB Plc (and its subsidiary, Ulster Bank Limited) markets the NatWest Marketing Group packaged products through its branches and neither RBS plc nor NWB Plc (or Ulster Bank Limited) are permitted to provide advice in relation to these types of products more generally. However, independent advice is currently available to those customers who may require it through The Royal Bank of Scotland Group Independent Financial Services Limited, a member of the RBS Group of companies.

UK life assurance and general insurance business

With the implementation of the FSMA 2000, the FSA has formally assumed responsibility for supervising the activities of UK insurance companies from the Treasury and these companies are now subject to the FSMA 2000.

The businesses of RSA, NWL and the insurance companies in the Direct Line Group (which includes companies authorised to write general 'non-life' business) are subject to the prudential regulation of the FSA, which sets requirements relating to 'margins of solvency' (i.e. the excess of the value of assets over the amount of liabilities). Sales of life insurance policies are also subject to conduct of business regulated by the FSA. Companies carrying out insurance business in the UK are required to submit regular statistical returns covering reserves and solvency, to the FSA. The detailed requirements in this respect are currently contained in the FSA's Interim Prudential Sourcebook for Insurers.

United States

As the indirect parent of Citizens' subsidiary banks, the Company is subject to regulation under the US Bank Holding Company Act of 1956, as amended (the "BHCA"), by the Board of Governors of the Federal Reserve System (the "Board"). Under current Board policy, the Company is expected to act as a source of financial strength to its US bank subsidiaries. The BHCA generally prohibits the Company from acquiring, directly or indirectly, the ownership or control of more than 5% of the voting shares of any company engaged in non-banking activities in the United States unless the Board has determined, by order or regulation, that such activities are so closely related to banking or managing or controlling banks as to be a proper incident thereto. In addition, the BHCA requires the Company to obtain the prior approval of the Board before acquiring, directly or indirectly, the ownership or control of more than 5% of the voting shares of any US bank or bank holding company. Although the US Gramm-Leach-Bliley Act of 1999 permits bank holding companies that have met certain eligibility criteria and elected to become 'financial holding companies' to engage in a significantly broader range of non-banking activities than those described above, the Company has not elected to become a financial holding company.

The Company's US bank and non-bank subsidiaries, and RBS's and NatWest's US offices, are subject to direct supervision and regulation by various other federal and state authorities. Citizens' bank subsidiaries are subject to regulation by state banking authorities and the US Federal Deposit Insurance Corporation and RBS plc's and NWB Plc's New York branches are supervised by the New York Banking Department. The Company's US securities affiliates are subject to regulation and supervision by the Securities and Exchange Commission.

ORGANISATIONAL STRUCTURE

The Royal Bank of Scotland Group plc is the holding company for the Group and has four operating subsidiaries: The Royal Bank of Scotland plc, National Westminster Bank Plc, GRS Holding Company Limited (the holding company of Angel Train Contracts Limited) and RBS Life Holdings Limited. Details of the principal subsidiary undertakings of the Group are given in Note 19 to the Consolidated Financial Statements.

RBS and NatWest are discussed under 'History and Development of the Company'. Angel Train Contracts Limited was acquired in 1997 and is the Group's rail rolling stock leasing company. RBS Life Holdings Limited, through a subsidiary, holds investments in Royal Scottish Assurance plc and National Westminster Life Assurance Limited. CGNU plc has a 49.999% minority shareholding in this subsidiary of RBS Life Holdings Limited.

Santander Central Hispano, S.A.

In October 1988, the Group and Banco Santander entered into an agreement whereby the Group and Banco Santander and its subsidiaries agreed to co-operate in certain banking and financial services activities in Europe, including representation in each other's bank branches to service their respective customers, offshore and investment banking, technology development, operational co-operation and the development of representation in Europe and the Far East. In April 1999, Banco Santander merged with Banco Central Hispanoamericano, another Spanish banking group and the merged entity is now called Santander Central Hispano, S.A. ("SCH").

PROPERTY, PLANT AND EQUIPMENT

At 31 December 2001, the Group operated from approximately 3,690 (31 December 2000 - 3,200) locations world-wide, principally in the UK. RBS and NatWest had 644 and 1,643 retail branches, respectively, in the UK. Citizens had 712 retail banking offices at 31 December 2001 covering Rhode Island, Connecticut, Massachusetts, New Hampshire, Pennsylvania, Delaware, and New Jersey. A substantial majority of the UK branches are owned by RBS, NatWest and their subsidiaries or are held under leases with unexpired terms of over 50 years. The Group's principal properties include its headquarters at St Andrew
Square, Edinburgh, its principal offices in London at 135 Bishopsgate and Waterhouse Square, the administration centre at Regent's House, London and the Drummond House administration centre located at South Gyle, Edinburgh. On 7 March 2002, a planning application for a new world headquarters was lodged. Subject to receiving the appropriate planning consents, the proposed development at Gogarburn, Edinburgh, is expected to be completed in 2006.

From 2000, freehold and long leasehold properties are revalued on a rolling basis, each property being valued at least once every five years. Interim valuations outwith the five year cycle will be carried out on properties where there is an indication that its value has changed significantly, given market conditions. Previously, it was the Group's policy to carry out annual valuations of its principal freehold and long leasehold (more than fifty years unexpired) premises. Any increase or deficit on revaluation is reflected in the carrying value of premises at that time. Any impairment in the value of premises where there is a clear consumption of economic benefits is charged in full to the profit and loss account. Other impairments of premises are charged to the profit and loss account after eliminating any previous revaluation surplus on the premises. Any profit from the sale of revalued premises is calculated by deducting the revalued amount from the net proceeds. The revaluation of premises at 31 December 2001, resulted in a (pound)72 million increase in property revaluation reserves.

Total capital expenditure on premises, computers and other equipment for the year ended 31 December 2001 was (pound)515 million (year ended 31 December 2000
- (pound)339 million; 3 months ended 31 December 1999 - (pound)61 million; year ended 30 September 1999 - (pound)246 million).

Environmental issues

Environmental and social imperatives continue to shape the future, and the diversity and flexibility of the Group's businesses enables it to anticipate and respond to these changes. Business excellence, of necessity, requires that the Group meets changing customer, shareholder, investor, employee and supplier expectations and the Group acknowledges that environmental, social and ethical responsibility is key to the way it does business.

To assist in creating value for all stakeholders the Group has adopted policies which progressively integrate environment and social issues into all aspects of its business activities. The objective of these policies is to manage the obvious tangible operational impacts on the environment such as energy, raw material, waste and transport and to create additional value through the development of new markets, new products and improved ways of delivering the Group's services.

These principles are driven by the Group's corporate values, underpinned by its management procedures and are reinforced through the Group internal and external social, community and environmental programmes.

              ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

The acquisition of NatWest had a significant effect on the Group's financial position and as a consequence, comparisons with the prior year on a statutory basis (which only includes NatWest from 6 March 2000) are of limited benefit. In order to provide additional relevant and meaningful information, pro forma results for the years ended 31 December 2000 and 31 December 1999 have also been prepared on the assumption that NatWest was acquired on 1 January 1999. This approach facilitates meaningful comparisons with prior years and provides a benchmark against which the Group's current and future performance can be judged. Comparisons with the pro forma results are referred to as 'pro forma basis' and follow the discussion of the Group's results on a statutory basis.

Critical accounting policies

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The Group's principal accounting policies are set out on pages 137 to 139. UK company law and accounting standards require the directors, in preparing the Group's financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. Where UK GAAP allows a choice of policy, FRS 18 'Accounting Policies' requires an entity to adopt those policies judged to be most appropriate to its particular circumstances for the purpose of giving a true and fair view.

The judgements and uncertainties involved in the Group's accounting policies that are most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differed from those adopted by the Group would affect its reported results.

Loans and advances - provisions for bad and doubtful debts

The Group provides for bad and doubtful debts so as to state its loan portfolio at its expected ultimate net realisable value. Specific provisions are established against individual exposures and the general provision covers advances impaired at the balance sheet date but which have not been identified as such. For exposures that are individually assessed, the specific provision is determined from a review of the financial condition of the counterparty and any guarantor and takes into account the value of any security. For certain portfolios of homogeneous loans, specific provisions are established on a portfolio basis, based on historical loss experience and the level of arrears. The general provision is assessed in the light of general economic conditions, the size and diversity of the Group's portfolio, a review of internal credit risk classifications and the scope of specific provisioning procedures.

Loans and advances  - recognition of interest income

Interest is accrued on loans and advances unless its receipt is in significant doubt. Doubtful interest is not credited to the profit and loss account but to an interest in suspense account. Interest is not accrued on loans that have been written down i.e. where a provision has been applied.

Fair value

Securities and derivatives held for trading purposes, are carried at fair value with changes in this value reflected in the profit and loss account. Fair values are based on quoted market prices where available. If quoted prices are not available for an instrument, fair value is determined from market prices for its components using appropriate pricing models. Where the Group's position is of such a size that the price obtainable would be materially different from the quoted price, the quoted price is adjusted based on management's estimate of the price that the Group would realise from the holding in current market conditions.

Where instruments such as over-the-counter derivatives are valued using pricing models, the value of the instrument and changes in that value are affected by the model and its underlying assumptions.

General insurance claims

The Group makes provision for the full cost of settling outstanding claims at the balance sheet date, including claims estimated to have been incurred but not yet reported at that date and claims handling expenses.

Goodwill

The Group capitalises acquired goodwill and amortises it over its useful economic life. Under UK GAAP, there is a rebuttable presumption that the useful economic life of purchased goodwill is limited and does not exceed 20 years from the date of acquisition.

Overview of results - statutory basis

In the following discussion, the results for the year ended 31 December 2001 are compared with the results for the year ended 31 December 2000 and those for the year ended 31 December 2000 are compared with the year ended 30 September 1999, indicated hereafter as 'statutory basis'.

Consolidated profit and loss account - statutory basis

The following table summarises the Group's consolidated profit and loss account on a statutory basis for the years ended 31 December 2001 and 31 December 2000, the three months ended 31 December 1999 and the year ended 30 September 1999:

----------------------------------------------------------------------------------------------------------------------
                                                                                         3 months
                                                                                            ended       Year ended
                                                         Year ended 31 December       31 December     30 September
                                                      -----------------------------
                                                               2001           2000           1999             1999
                                                               ----           ----           ----             ----
                                                           (pound)m       (pound)m       (pound)m         (pound)m

Net interest income                                           6,869          5,286            501            1,748
                                                      ---------------  ------------   -----------     ------------

Dividend income                                                  54             44             10               34
Fees and commissions receivable                               4,735          3,614            271            1,081
Fees and commissions payable                                   (930)          (706)           (40)            (129)
Dealing profits                                               1,426            933             70              199
Other operating income                                        1,052            874             85              459
                                                      ---------------  ------------   -----------     ------------
                                                              6,337          4,759            396            1,644
General insurance premiums (net)                              1,375            950            216              710
                                                      ---------------  ------------   -----------     ------------
Non-interest income                                           7,712          5,709            612            2,354
                                                      ---------------  ------------   -----------     ------------
Total income                                                 14,581         10,995          1,113            4,102
                                                      ---------------  ------------   -----------     ------------
Administrative expenses
- staff costs                                                (4,059)        (3,274)          (273)          (1,012)
- premises and equipment                                       (873)          (753)           (64)            (271)
- other                                                      (1,903)        (1,475)          (140)            (460)
Depreciation and amortisation
- tangible fixed assets                                        (881)          (721)           (65)            (278)
- goodwill                                                     (651)          (537)            (4)              (1)
                                                      ---------------  ------------   -----------     ------------
Operating expenses*                                          (8,367)        (6,760)          (546)          (2,022)
                                                      ---------------  ------------   -----------     ------------
Profit before other operating charges                         6,214          4,235            567            2,080
General insurance claims (net)                                 (948)          (673)          (185)            (590)
                                                      ---------------  ------------   -----------     ------------
Profit before provisions for bad and doubtful debts           5,266          3,562            382            1,490
Provisions for bad and doubtful debts                          (984)          (550)           (79)            (266)
Amounts written off fixed asset investments                      (7)           (42)             -              (13)
                                                      ---------------  ------------   -----------     ------------
Operating profit                                              4,275          2,970            303            1,211
Profit on disposal of businesses                                  -              -            100                -
                                                      ---------------  ------------   -----------     ------------
Profit on ordinary activities before tax                      4,275          2,970            403            1,211
Tax on profit on ordinary activities                         (1,537)        (1,033)          (124)            (361)
                                                      ---------------  ------------   -----------     ------------
Profit on ordinary activities after tax                       2,738          1,937            279              850
Minority interests (including non-equity)                       (90)           (50)             3                6
                                                      ---------------  ------------   -----------     ------------
Profit after minority interests                               2,648          1,887            282              856
Preference dividends - non-equity                              (358)          (294)           (28)             (80)
Perpetual regulatory securities interest - non-equity           (23)             -              -                -
                                                      ---------------  ------------   -----------     ------------
                                                              2,267          1,593            254              776
Additional Value Shares dividend -  non-equity                 (399)             -              -                -
                                                      ---------------  ------------   -----------     ------------
Profit attributable to ordinary shareholders                  1,868          1,593            254              776
                                                      ---------------  ------------   -----------     ------------
----------------------------------------------------------------------------------------------------------------------

* includes integration expenditure of (pound)875 million for the year ended 31 December 2001 (year ended 31 December 2000 - (pound)389 million; 3 months ended 31 December 1999 - (pound)12 million; year ended 30 September 1999 - nil).

Year ended 31 December 2001 and 31 December 2000 - statutory basis

The year ended 31 December 2001 includes a full year's results of NatWest whereas the year ended 31 December 2000 only included the results of NatWest from the date of its acquisition, 6 March 2000. This has contributed to the year on year variances in addition to factors included in the following discussion on a statutory basis.

Profit

Profit before tax at (pound)4,275 million for the year ended 31 December 2001 was up 44%, (pound)1,305 million, from (pound)2,970 million for the year ended 31 December 2000. All businesses contributed to this improvement.

Total income

Total income rose by 33%, (pound)3,586 million, to (pound)14,581 million.

Net interest income

Net interest income increased by 30%, (pound)1,583 million, to (pound)6,869 million due to strong growth in lending and deposits across all businesses.

Non-interest income

Non-interest income, excluding net general insurance premiums, grew by 33%, (pound)1,578 million, to (pound)6,337 million. Fees and commissions receivable were up 31%, (pound)1,121 million, to (pound)4,735 million. Dealing profits increased by 53%, (pound)493 million, to (pound)1,426 million due to increased customer activity and favourable market conditions. Other operating income was 20%, (pound)178 million higher at (pound)1,052 million.

General insurance premium income, after reinsurance, increased by 45%, (pound)425 million, to (pound)1,375 million.

Total expenses

Operating expenses rose by 24%, (pound)1,607 million, to (pound)8,367 million including integration costs of (pound)875 million (2000 - (pound)389 million). Staff expenses were up 24%, (pound)785 million to (pound)4,059 million. Other expenses were up 24%, (pound)822 million, to (pound)4,308 million.

General insurance claims, after reinsurance, increased by 41%, (pound)275 million, to (pound)948 million.

Provisions

New provisions were up 42%, (pound)315 million to (pound)1,071 million. This increase reflects the growth in lending and the deterioration in the short-term economic outlook combined with the impact of a small number of specific customer situations. Recoveries of amounts previously written off were down (pound)84 million, 51% to (pound)80 million. Consequently, the net charge to the profit and loss account was up from (pound)592 million to (pound)991 million.

Total balance sheet provisions for bad and doubtful debts amounted to (pound)3,653 million (31 December 2000 - (pound)3,153 million) equivalent to 81% (31 December 2000 - 83%) of risk elements in lending.

Goodwill

Citizens completed the acquisition of the regional retail and commercial banking operations of Mellon Financial Corporation on 1 December 2001 for a cash consideration of US$2.2 billion ((pound)1,564 million). The goodwill arising on this acquisition amounted to (pound)1,655 million.

Integration

Integration now comprises two elements:

NatWest

Integration costs were (pound)847 million compared with (pound)345 million in 2000. Good progress continues to be made in integrating NatWest. Implementation has been faster which has resulted in revenue benefits and cost savings being achieved ahead of plan. In addition to value being created earlier than planned, additional revenue benefits and cost savings have been identified which are expected to result in combined annual benefits being (pound)300 million more than plan giving a benefit of (pound)2.0 billion per annum at the end of the programme.

As a consequence of the accelerated implementation and the additional benefits, the cumulative profits from the integration programme to the end of 2003 are expected to be (pound)5.5 billion. This is (pound)1.4 billion greater than the planned (pound)4.1 billion and the overall cost of the programme is now estimated to be (pound)2.3 billion against a plan of (pound)1.4 billion.

Mellon

Mellon was acquired in December 2001 and expenditure of (pound)28 million was incurred in the early stages of integrating Mellon with Citizens. No benefits from this integration have yet been recognised.

Tax charge

The tax charge for the year was (pound)1,537 million, equivalent to 36% of profit before tax of (pound)4,275 million. The rate was affected by goodwill amortisation, which is not allowable for UK tax purposes. The effective tax rate after adjusting for goodwill amortisation was 31% (2000 - 30%).

Shareholder returns

Earnings per share, adjusted for goodwill amortisation, integration costs and the dividend on the Additional Value Shares ("AVS"), increased from 102.1 pence to 127.9 pence.

The first dividend of 15.0 pence per share was paid on the AVS issued in connection with the acquisition of NatWest. This was paid on 3 December 2001 in accordance with the original payment schedule.

A final dividend of 27.0 pence per ordinary share is recommended resulting in a total dividend for the year of 38.0 pence per ordinary share, up 15% on 2000. The total ordinary dividend is covered 3.3 times by earnings before goodwill amortisation, integration costs and the AVS dividend.

Profit attributable to ordinary shareholders after tax, minority interests, preference dividends and perpetual securities interests, at (pound)2,267 million, increased by 42%. After deducting the dividend on the AVS, attributable profit increased by 17%, from (pound)1,593 million to (pound)1,868 million.

Return of equity

Group post-tax return on average equity, adjusted for goodwill, integration costs and the AVS dividend increased from 39.5% to 41.1%.

Balance sheet

Group total assets were (pound)369 billion at 31 December 2001, of which (pound)285 billion (77%) related to banking business and (pound)84 billion (23%) to trading business.

Loans and advances to customers at 31 December 2001 were (pound)190 billion, up 13% from (pound)168 billion at 31 December 2000. Customer deposits increased by 12% from (pound)177 billion to (pound)199 billion.

Capital ratios at 31 December 2001 were 7.1% (tier 1) and 11.5% (total) compared with 6.9% (tier 1) and 11.5% (total) at 31 December 2000.

Year ended 31 December 2000 compared with the year ended 30 September 1999 - statutory basis

Profit before tax for the year ended 31 December 2000 increased by (pound)1,759 million, to (pound)2,970 million primarily reflecting the inclusion of NatWest from 6 March 2000.

Total income increased by (pound)6,893 million to (pound)10,995 million reflecting the acquisition of NatWest, together with the impact of balance sheet growth on net interest income and non-interest income and higher insurance premium income.

Net interest income increased by (pound)3,538 million to (pound)5,286 million mainly due to the acquisition of NatWest and volume growth of loans and deposits. Average interest earning assets of the banking business rose by (pound)108.2 billion reflecting the acquisition of NatWest and growth in corporate and personal lending. Net interest margin increased from 2.5% to 3.0%.

Non-interest income, excluding general insurance, increased by (pound)3,115 million, to (pound)4,759 million primarily reflecting the impact of NatWest, and also organic growth in fees as a result of higher lending volumes. General insurance premium income, after reinsurance, increased by 34%, (pound)240 million, to (pound)950 million due to strong growth in earned premiums. The acquisition of Green Flag accounted for (pound)136 million of the growth in earned premiums.

Operating expenses, including goodwill amortisation and integration costs, were up (pound)4,738 million to (pound)6,760 million reflecting the impact of NatWest, higher administrative expenses due to increased operational activities and (pound)536 million increase in goodwill amortisation reflecting the acquisition of NatWest and other acquisitions by Citizens and Direct Line.

Cost: income ratio, including goodwill amortisation and integration costs increased from 49.3% to 61.5%, primarily due to the higher cost:income ratio in NatWest.

General insurance claims, after reinsurance, increased by 14%, (pound)83 million, to (pound)673 million.

Goodwill arising on the acquisition of NatWest, after provisional fair value adjustments made in 2000, was (pound)11,390 million. This goodwill, being amortised over its estimated economic life of 20 years, resulted in a charge for goodwill amortisation of (pound)537 million for the year ended 31 December 2000. The provisional fair value adjustments made in 2000 were finalised in 2001.

Integration costs of (pound)389 million have been included in the statutory profit and loss account for the year ended 31 December 2000.

Provisions for bad and doubtful debts were up (pound)284 million to (pound)550 million. Total provisions at 31 December 2000 were 83% of risk elements in lending, compared with 67% at 30 September 1999. Amounts written off investments increased from (pound)13 million to (pound)42 million.

The tax charge on a statutory basis was (pound)1,033 million on profit before tax of (pound)2,970 million, an effective rate of 35%. Adjusting for goodwill amortisation the tax rate was 30%.

Profit attributable to ordinary shareholders after tax, minority interests and preference dividends, increased by (pound)817 million, to (pound)1,593 million.

Earnings per share, adjusted for the after-tax effect of integration costs and goodwill amortisation increased by 16%, from 87.8 pence to 102.1 pence.

Total dividend, up 16% to 33.0 pence per ordinary share, was covered 2.1 times by adjusted earnings.

Group post-tax return on average equity adjusted for goodwill and integration costs increased from 32.1% to 39.5%.

Group total assets were (pound)320 billion at 31 December 2000, of which (pound)248 billion related to banking business and (pound)72 billion to trading business. Loans and advances to customers at 31 December 2000 were (pound)168 billion.

Net interest income - statutory basis

The following table sets forth information relating to net interest income for the years ended 31 December 2001 and 31 December 2000, the three months ended 31 December 1999 and the year ended 30 September 1999:

------------------------------------------------------------------------------------------------------------------------
                                                                                     3 months ended     Year ended
                                                        Year ended 31 December          31 December   30 September
                                                    ------------------------------
                                                             2001            2000              1999           1999
                                                             ----            ----              ----           ----
                                                         (pound)m        (pound)m          (pound)m       (pound)m
Interest receivable                                        14,421          13,218             1,276          4,853
Interest payable                                           (7,552)         (7,932)             (775)        (3,105)
                                                    -------------  --------------    --------------   ------------
Net interest income                                         6,869           5,286               501          1,748
                                                    -------------  --------------    --------------   ------------
Average balances of banking business:
Loans and advances to customers                           149,948         117,796            48,024         41,717
Instalment credit and finance lease receivables            16,131          13,842             3,944          3,687
Loans and advances to banks                                25,681          20,309             7,754          9,324
Debt securities                                            28,059          24,869            12,315         13,674
Treasury and other eligible bills                             508             522               904            737
                                                    -------------  --------------    --------------   ------------
Total interest-earning assets of banking business         220,327         177,338            72,941         69,139
                                                    -------------  --------------    --------------   ------------
Customer accounts                                         139,529         115,375            48,695         48,354
Deposits by banks                                          27,139          18,797             5,914          4,786
Debt securities in issue                                   28,547          20,596            10,163          8,268
Loan capital                                               10,635           9,354             3,017          2,901
Internal funding of trading business                      (16,202)         (9,770)           (1,323)          (751)
                                                    -------------  --------------    --------------   ------------
Total interest-bearing liabilities of banking
  business                                                189,648         154,352            66,466         63,558
                                                    -------------  --------------    --------------   ------------
Net interest-free funds of banking business                30,679          22,986             6,475          5,581
                                                    -------------  --------------    --------------   ------------
                                                                %               %                 %              %
Gross yield on interest-earning assets of banking
  business                                                    6.6             7.4               7.0            7.0
Cost of interest-bearing liabilities of banking
  business                                                   (4.0)           (5.1)             (4.7)          (4.9)
                                                    -------------  --------------    --------------   ------------
Interest spread of banking business                           2.6             2.3               2.3            2.1
Benefit from interest-free funds                              0.5             0.7               0.4            0.4
                                                    -------------  --------------    --------------   ------------
Net interest margin of banking business                       3.1             3.0               2.7            2.5
                                                    -------------  --------------    --------------   ------------
------------------------------------------------------------------------------------------------------------------------

Year ended 31 December 2001 compared with the year ended 31 December 2000

Net interest income increased 30%, (pound)1,583 million, to (pound)6,869 million primarily reflecting good growth in both corporate and personal lending deposits. Average interest-earning assets of the Group's banking business increased by 24%, including 27% growth in average loans and advances to customers.

Net interest margin of the banking business improved from 3.0% to 3.1%. Improved lending spread, together with the benefit of income from the proceeds of the market placing of ordinary shares in July 2001, prior to deployment in the Mellon acquisition in 31 December 2001, contributed to this increase and more than offset a decrease in deposit margins.

Year ended 31 December 2000 compared with the year ended 30 September 1999

Net interest income increased (pound)3,538 million to (pound)5,286 million mainly due to the acquisition of NatWest and growth in loans and deposits. Average interest-earning assets of the banking business rose by (pound)108.2 billion reflecting the acquisition of NatWest and growth in corporate and personal lending.

Interest spread increased 0.2% to 2.3% primarily due to the acquisition of NatWest and the disposal of the low margin Trust Bank business. Net interest-free funds rose by (pound)17.4 billion primarily due to NatWest and, together with the effect of higher interest rates, this led to an increase in the benefit from interest-free funds. As a result, the net interest margin of the banking business increased from 2.5% to 3.0%.

Average balance sheets and interest rates - statutory basis

The following table shows average balances and interest rates for the years ended 31 December 2001 and 31 December 2000, the three months ended 31 December 1999 and the year ended 30 September 1999. Interest income figures include interest income on non-accruing loans to the extent that cash payments have been received.

-----------------------------------------------------------------------------------------------------------------------------------
                                                 Year ended                         3 months ended              Year ended
                                                 31 December                          31 December              30 September
                            ---------------------------------------------------
                                       2001                      2000                     1999                      1999
                            ------------------------- ------------------------- ------------------------- -------------------------
                             Average          Average Average           Average  Average          Average  Average          Average
                             balance Interest    rate balance  Interest    rate  balance Interest    rate  balance Interest    rate
                            -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- -------
ASSETS                      (pound)m (pound)m       % (pound)m (pound)m       % (pound)m (pound)m       % (pound)m (pound)m       %
Treasury and other
  eligible bills
    UK                           231       11     4.8      444       21     4.7      901        9     4.0      734       45     6.1
    Overseas                     277        8     2.9       78        4     5.1        3        -     1.1        3        -     4.8
Loans and advances to
  banks
    UK                        18,214      834     4.6   12,880      759     5.9    6,739       85     5.0    8,364      450     5.4
    Overseas                   7,467      421     5.6    7,429      508     6.8    1,015       14     5.5      960       46     4.8
Loans and advances to
  customers (1)
    UK                       122,621    8,361     6.8   95,999    7,586     7.9   37,937      709     7.5   33,806    2,604     7.7
    Overseas                  27,327    1,879     6.9   21,797    1,732     7.9   10,087      194     7.7    7,911      594     7.5
Instalment credit and
  finance receivables
    UK                        14,611    1,223     8.4   12,243    1,036     8.5    3,562       69     7.7    3,408      282     8.3
    Overseas                   1,520      102     6.7    1,599      112     7.0      382        7     7.3      279       18     6.3
Debt securities
    UK                        16,632      931     5.6   15,855      896     5.7    7,836      114     5.8    9,506      545     5.7
    Overseas                  11,427      651     5.7    9,014      564     6.3    4,479       75     6.7    4,168      269     6.5
                             -------   ------          -------   ------          -------     ----         --------   ------
Total interest-earning
  assets
    Banking business         220,327   14,421     6.6  177,338   13,218     7.4   72,941    1,276     7.0   69,139    4,853     7.0
                                      -------                   -------                    ------                    ------
    Trading business (2)      66,545                    45,122                     3,395                     2,372
                             -------                   -------                   -------                  --------
Total interest-earning
  assets                     286,872                   222,460                    76,336                    71,511
Non-interest-earning assets   63,316                    46,600                    12,083                    12,946
                             -------                  --------                   -------                  --------
Total assets                 350,188                   269,060                    88,419                    84,457
                             -------                  --------                   -------                  --------
Percentage of assets
  applicable to overseas
  operations                   27.1%                     27.7%                     20.4%                     17.5%
                             -------                  --------                   -------                  --------
LIABILITIES AND SHAREHOLDERS'
EQUITY
 Deposits by banks
    UK                        18,360      760     4.1   12,325      686     5.6    4,644       53     4.6    3,748      198     5.3
    Overseas                   8,779      382     4.4    6,472      375     5.8    1,270       15     4.7    1,038       48     4.6
Customer accounts
  - demand deposits
    UK                        54,237    1,576     2.9   43,337    1,593     3.7   19,370      170     3.5   20,370      774     3.8
    Overseas                   6,422      154     2.4    3,677      145     3.9    1,277        6     1.9      995       16     1.6
  - savings deposits
    UK                        15,892      594     3.7   14,820      681     4.6    6,037       69     4.6    8,783      433     4.9
    Overseas                  11,690      435     3.7    9,717      411     4.2    6,928       69     4.0    6,441      259     4.0
  - other time deposits
    UK                        43,161    1,967     4.6   36,300    2,163     6.0   12,738      169     5.3   10,493      610     5.8
    Overseas                   8,127      338     4.2    7,524      426     5.7    2,345       31     5.3    1,272       65     5.1
Debt securities in issue
    UK                        20,140    1,031     5.1   13,797      815     5.9    7,909      116     5.9    6,594      410     6.2
    Overseas                   8,407      384     4.6    6,799      433     6.4    2,254       31     5.5    1,674       81     4.9
Loan capital
    UK                        10,464      634     6.1    8,941      647     7.2    3,017       63     8.4    2,901      251     8.7
    Overseas                     171       14     8.2      413       40     9.7        -        -     -          -       -        -
Internal funding of trading
  business
    UK                       (14,626)    (654)    4.5   (8,943)    (440)    4.9   (1,323)     (17)    5.1     (751)     (40)    5.3
    Overseas                  (1,576)     (63)    4.0     (827)     (43)    5.2        -        -     -          -        -       -
                             -------  -------         --------  -------          -------  -------          -------   ------
Total interest-bearing
  liabilities:
    Banking business         189,648    7,552     4.0  154,352    7,932     5.1   66,466      775     4.7   63,558    3,105     4.9
                                      -------                   -------                   -------                    ------
    Trading business (2)      63,159                    42,046                     3,536                     2,476
                             -------                  --------                   -------                   -------
Total interest-bearing
  liabilities                252,807                   196,398                    70,002                    66,034
Non interest-bearing
  liabilities
    Demand deposits
      UK                      21,025                    15,581                     2,111                     1,899
      Overseas                 4,513                     3,531                     1,505                     1,111
    Other liabilities         46,062                    34,065                    10,461                    11,893
Shareholders' equity          25,781                    19,485                     4,340                     3,520
                             -------                  --------                   -------                  --------
Total liabilities and
  shareholders' equity       350,188                   269,060                    88,419                    84,457
                             -------                  --------                   -------                  --------
Percentage of liabilities
  applicable To overseas
  operations                   27.5%                     27.6%                     20.7%                     16.9%
                             -------                  --------                   -------                  --------
----------------------------------------------------------------------------------------------------------------------------

The analysis into UK and Overseas has been compiled on the basis of location of office.

Notes:
(1) Loans and advances to customers include non-accrual loans and loans classified as doubtful. See 'Description of Assets and Liabilities - Assets - Provisions for bad and doubtful debts' on page 78.
(2) Interest receivable and interest payable on trading assets and trading liabilities are included in dealing profits.

Changes in net interest income - volume and rate analysis - statutory basis

The following table allocates changes in net interest income between volume and rate for the year ended 31 December 2001 compared with the year ended 31 December 2000 and for the year ended 31 December 2000 compared with the year ended 30 September 1999. Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

------------------------------------------------------------------------------------------------------------------------
                                                     2001 over 2000                          2000 over 1999
                                         Increase/(decrease) due to changes in:  Increase/(decrease) due to changes in:
                                         --------------------------------------  --------------------------------------
                                           Average      Average         Net        Average      Average         Net
                                            volume         rate      change         volume         rate      change
                                            ------         ----      ------        -------         ----      ------
                                          (pound)m     (pound)m    (pound)m       (pound)m     (pound)m    (pound)m
INTEREST-EARNING ASSETS
Treasury bills and other eligible bills
    UK                                         (10)           -         (10)           (15)          (9)        (24)
    Overseas                                     6           (2)          4              4            -           4
Loans to banks
    UK                                         268         (193)         75            263           46         309
    Overseas                                     3          (90)        (87)           434           28         462
Loans to customers
    UK                                       1,908       (1,133)        775          4,913           69       4,982
    Overseas                                   400         (253)        147          1,101           37       1,138
Instalment credit and finance lease
  receivables
    UK                                         198          (11)        187            747            7         754
    Overseas                                    (5)          (5)        (10)            92            2          94
Debt Securities
    UK                                          43           (8)         35            359           (8)        351
    Overseas                                   141          (54)         87            303           (8)        295
                                          --------     --------    --------       --------      -------      ------
Total interest receivable of banking
  business
    UK                                       2,407       (1,345)      1,062          6,267          105       6,372
    Overseas                                   545         (404)        141          1,934           59       1,993
                                          --------     --------    --------       --------      -------      ------
                                             2,952       (1,749)      1,203          8,201          164       8,365
                                          --------     --------    --------       --------      -------      ------
INTEREST-BEARING LIABILITIES
Deposits by banks
    UK                                        (279)         205         (74)          (477)         (11)       (488)
    Overseas                                  (114)         107          (7)          (312)         (15)       (327)
Customer accounts
  - demand deposits
    UK                                        (355)         372          17           (844)          25        (819)
    Overseas                                   (80)          71          (9)           (84)         (45)       (129)
  - savings deposits
    UK                                         (47)         134          87           (279)          31        (248)
    Overseas                                   (77)          53         (24)          (138)         (14)       (152)
  - other time deposits
    UK                                        (366)         562         196         (1,537)         (16)     (1,553)
    Overseas                                   (32)         120          88           (353)          (8)       (361)
Debt securities in issue
    UK                                        (336)         120        (216)          (426)          21        (405)
    Overseas                                   (89)         138          49           (320)         (32)       (352)
Dated and undated loan capital
    UK                                        (101)         114          13           (443)          47        (396)
    Overseas                                    21            5          26            (40)           -         (40)
Internal funding of trading business*
    UK                                         257          (43)        214            403           (3)        400
    Overseas                                    32          (12)         20             43            -          43
                                          --------     --------    --------       --------      -------      ------
Total interest payable of banking
  business
    UK                                      (1,227)       1,464         237         (3,603)          94      (3,509)
    Overseas                                  (339)         482         143         (1,204)        (114)     (1,318)
                                          --------     --------    --------       --------      -------      ------
                                            (1,566)       1,946         380         (4,807)         (20)     (4,827)
                                          --------     --------    --------       --------      -------      ------
Movement in net interest income
    UK                                       1,180          119       1,299          2,664          199       2,863
    Overseas                                   206           78         284            730          (55)        675
                                          --------     --------    --------       --------      -------      ------
                                             1,386          197       1,583          3,394          144       3,538
                                          --------     --------    --------       --------      -------      ------
------------------------------------------------------------------------------------------------------------------------

* Interest receivable and interest payable on trading assets and liabilities are included in dealing profits.

Average interest rates, yields, spreads and margins - statutory basis

The following table gives average interest rates, yields, spreads and margins, for the years ended 31 December 2001 and 31 December 2000, the three months ended 31 December 1999 and the year ended 30 September 1999:

---------------------------------------------------------------------------------------------------------------
                                                                             3 months
                                                                                ended      Year ended
                                               Year ended 31 December     31 December    30 September
                                               ----------------------
                                               2001              2000           1999             1999
                                               ----              ----           ----             ----
                                                  %                 %              %                %
The Group's base rate                           5.1               6.0            5.4              5.7
London inter-bank offered rate:
   three month sterling                         5.0               6.2            6.0              5.7
   three month eurodollar                       3.8               6.5            6.1              5.2
   three month euro                             4.3               4.4            3.4              3.1

Yields, spreads and margins of the banking
 business:
Gross yield (1)
    Group                                       6.6               7.4            7.0              7.0
    UK                                          6.6               7.5            6.9              7.0
    Overseas                                    6.4               7.3            7.3              7.0
Interest spread (2)
    Group                                       2.6               2.3            2.3              2.1
    UK                                          2.6               2.4            2.2              2.0
    Overseas                                    2.5               2.0            2.9              2.9
Net interest margin (3)
    Group                                       3.1               3.0            2.7              2.5
    UK                                          3.2               3.0            2.5              2.3
    Overseas                                    3.0               2.8            3.5              3.4
---------------------------------------------------------------------------------------------------------------

Notes:

(1) Gross yield is the interest rate earned on average interest-earning assets of the banking business.
(2) Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.
(3) Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

Non-interest income - statutory basis

The following table shows the elements of non-interest income and general insurance premium income for the years ended 31 December 2001 and 31 December 2000, the three months ended 31 December 1999 and the year ended 30 September 1999:

-------------------------------------------------------------------------------------------------------
                                              Year ended             3 months ended      Year ended
                                              31 December               31 December    30 September
                                      --------------------------
                                          2001              2000               1999            1999
                                          ----              ----               ----            ----
                                      (pound)m          (pound)m           (pound)m        (pound)m

Dividend income                             54                44                10               34
Fees and commissions receivable          4,735             3,614               271            1,081
Fees and commissions payable              (930)             (706)              (40)            (129)
Dealing profits                          1,426               933                70              199
Other operating income                   1,052               874                85              459
                                      --------          --------          --------         --------
                                         6,337             4,759               396            1,644
General insurance premium income
Earned premiums                          1,804             1,344               264              869
Reinsurance                               (429)             (394)              (48)            (159)
                                      --------          --------          --------         --------
                                         1,375               950               216              710
                                      --------          --------          --------         --------
                                         7,712             5,709               612            2,354
                                      --------          --------          --------         --------
-------------------------------------------------------------------------------------------------------

Year ended 31 December 2001 compared with the year ended 31 December 2000

Non-interest income, which represents 53% of total income, grew by 33%, (pound)1,578 million, to (pound)6,337 million, excluding general insurance. Fees and commissions receivable were up 31%, (pound)1,121 million, to (pound)4,735 million, with growth in lending related fees, cards and merchant acquiring and in money transmission fees. Dealing profits were (pound)493 million, 53% ahead of the prior year as a result of growth in customer activity levels and favourable market conditions.

General insurance premium income, after reinsurance, increased by 45%, (pound)425 million, to (pound)1,375 million, reflecting strong volume growth in Direct Line and branch-based insurance.

Year ended 31 December 2000 compared with the year ended 30 September 1999

Non-interest income, excluding general insurance, increased from (pound)1,644 million to (pound)4,759 million, primarily due to the acquisition of NatWest, together with volume growth in loans.

General insurance premium income before reinsurance increased by (pound)475 million or 55%. Of this increase, the acquisition of Green Flag accounted for (pound)136 million.

Operating expenses - statutory basis

The following table shows the elements of operating expenses for the years ended 31 December 2001 and 31 December 2000, the three months ended 31 December 1999 and the year ended 30 September 1999:

-------------------------------------------------------------------------------------------------------
                                              Year ended             3 months ended      Year ended
                                              31 December               31 December    30 September
                                      --------------------------
                                          2001              2000               1999            1999
                                          ----              ----               ----            ----
                                      (pound)m          (pound)m           (pound)m        (pound)m

Administrative expenses
   Staff costs                           4,059             3,274                273           1,012
   Premises and equipment                  873               753                 64             271
   Other administrative                  1,903             1,475                140             460
                                      --------          --------           --------         -------
Total administrative expenses            6,835             5,502                477           1,743

Depreciation and amortisation
  Depreciation of tangible fixed assets    881               721                 65             278
  Goodwill amortisation                    651               537                  4               1
                                      --------          --------           --------         -------
                                         1,532             1,258                 69             279
                                      --------          --------           --------         -------
Operating expenses*                      8,367             6,760                546           2,022
                                      --------          --------           --------         -------
--------------------------------------------------------------------------------------------------------

* includes integration expenditure of (pound)875 million for the year ended 31 December 2001 (year ended 31 December 2000 - (pound)389 million; 3 months ended 31 December 1999 - (pound)12 million; year ended 30 September 1999 - nil).


Year ended 31 December 2001 compared with the year ended 31 December 2000

Operating expenses rose by 24%, (pound)1,607 million, to (pound)8,367 million, primarily due to higher integration costs, up (pound)486 million to (pound)875 million and increases due to inflation, business development and customer service improvement initiatives.

The Group's focus on income growth along with tight control of costs and the benefits of integration have driven the cost-income ratio from 61.5% to 57.4%.

Year ended 31 December 2000 compared with the year ended 30 September 1999

The principal factor in the increase in administrative expenses from (pound)1,743 million to (pound)5,502 million and depreciation from (pound)278 million to (pound)721 million was the acquisition of NatWest. Goodwill amortisation of (pound)537 million for the year relates primarily to the acquisition of NatWest and also includes the amortisation of goodwill arising on the acquisitions by Citizens and Direct Line.

General insurance claims - statutory basis

The following table shows the elements of general insurance claims, net of reinsurance, for the years ended 31 December 2001 and 31 December 2000, the three months ended 31 December 1999 and the year ended 30 September 1999:

-------------------------------------------------------------------------------------------------------
                                              Year ended             3 months ended      Year ended
                                              31 December               31 December    30 September
                                      --------------------------
                                          2001              2000               1999            1999
                                          ----              ----               ----            ----
                                      (pound)m          (pound)m           (pound)m        (pound)m

  Gross claims                           1,263               981                224             720
  Reinsurance                             (315)             (308)               (39)           (130)
                                      --------          --------           --------         -------
  General insurance claims - net           948               673                185             590
                                      --------          --------           --------         -------
-------------------------------------------------------------------------------------------------------


Year ended 31 December 2001 compared with the year ended 31 December 2000

General insurance claims, after reinsurance, increased by 41%, (pound)275 million to (pound)948 million, in line with volume growth.

Year ended 31 December 2000 compared with the year ended 30 September 1999

General insurance gross claims amounted to (pound)981 million for the year ended 31 December 2000, an increase of (pound)261 million. Of this increase the acquisition of Green Flag accounted for (pound)74 million.

Provisions - statutory basis

The following table shows the provisions for the years ended 31 December 2001 and 31 December 2000, the three months ended 31 December 1999 and the year ended 30 September 1999:

-------------------------------------------------------------------------------------------------------
                                              Year ended             3 months ended      Year ended
                                              31 December               31 December    30 September
                                      --------------------------
                                          2001              2000               1999            1999
                                          ----              ----               ----            ----
                                      (pound)m          (pound)m           (pound)m        (pound)m

Gross new provisions                    1,071               756                  92             333
less: recoveries                          (80)             (164)                (13)            (54)
                                      --------          --------           --------         -------
Charge to profit and loss account         991               592                  79             279
                                      --------          --------           --------         -------

Comprising:
Provisions for bad and doubtful debts     984               550                  79             266
Amounts written off fixed asset
  investments                               7                42                   -              13
                                      --------          --------           --------         -------
Charge to profit and loss account         991               592                  79             279
                                      --------          --------           --------         -------
-------------------------------------------------------------------------------------------------------


Year ended 31 December 2001 compared with the year ended 31 December 2000

New provisions were up 42%, (pound)315 million to (pound)1,071 million, reflecting growth in lending, and the deterioration in short-term economic outlook combined with the impact of a small number of specific customer situations. Recoveries of amounts previously written off were down (pound)84 million, 51%, to (pound)80 million. Consequently, the net charge to the profit and loss account was up from (pound)592 million to (pound)991 million. Total balance sheet provisions at 31 December 2001 were (pound)3,653 million (31 December 2000 - (pound)3,153 million), equivalent to 81% (31 December 2000 - 83%) of risk elements in lending.

Year ended 31 December 2000 compared with the year ended 30 September 1999

New provisions increased from (pound)333 million to (pound)756 million due to the acquisition of NatWest, growth in lending and acquisitions by Citizens.

Profit on disposal of business - statutory basis

An exceptional gain of (pound)100 million (tax charge (pound)31 million) was realised during the three months ended 31 December 1999 from the sale of the investor services business. This business made neither a profit nor a loss during the period up to the date of disposal.

Applicable income taxes - statutory basis

The following table shows income tax expense for the years ended 31 December 2001 and 31 December 2000, the three months ended 31 December 1999 and the year ended 30 September 1999:

-------------------------------------------------------------------------------------------------------
                                              Year ended             3 months ended      Year ended
                                              31 December               31 December    30 September
                                      --------------------------
                                          2001              2000               1999            1999
                                          ----              ----               ----            ----
                                      (pound)m          (pound)m           (pound)m        (pound)m

Applicable income taxes                  1,537             1,033                124             361
                                      --------          --------           --------        --------

                                             %                 %                  %               %

UK corporation tax rate                   30.0              30.0               30.0            30.5
Effective tax rate                        36.0              34.8               30.8            29.8
                                      --------          --------           --------        --------
-------------------------------------------------------------------------------------------------------

The actual tax charge differs from the expected tax charge computed by applying the UK corporation tax rate as follows:

-------------------------------------------------------------------------------------------------------
                                              Year ended             3 months ended      Year ended
                                              31 December               31 December    30 September
                                      --------------------------
                                          2001              2000               1999            1999
                                          ----              ----               ----            ----
                                      (pound)m          (pound)m           (pound)m        (pound)m

Expected tax charge                      1,283               891                121             369
Deferred taxation not provided             (10)               (9)                (2)             (8)
Goodwill amortisation                      188               151                  -               -
Contribution to employee share trust       (48)              (47)                (1)              -
Non-deductible items                       169               106                 10              32
Non-taxable items                          (51)              (45)                (5)            (27)
Foreign profits taxed at other rates       (13)              (17)                (1)             (1)
Taxable foreign exchange movements          16                21                  3               -
Prior year items                            13                 -                  -              (6)
Unutilised losses
   (brought forward)/carried forward       (10)              (18)                (1)              2
                                      --------          --------           --------        --------
Actual tax charge                        1,537             1,033                124             361
                                      --------          --------           --------        --------
-------------------------------------------------------------------------------------------------------

The tax charge for the year ended 31 December 2001 was (pound)1,537 million, equivalent to 36% of profit before tax of (pound)4,275 million. The rate is affected by goodwill amortisation, which is not allowable for UK tax purposes. The effective rate after adjusting for goodwill amortisation was 31%.

The tax charge of (pound)1,033 million for the year ended 31 December 2000 equivalent to 34.8% of profit before tax of (pound)2,970 million, is higher than the standard UK tax rate of 30% mainly due to goodwill amortisation, which is not allowable for UK tax.

The effective tax rate of 29.8% for the year ended 30 September 1999 was lower than the average UK corporation tax rate of 30.5%. This was primarily due to profits outwith the UK being subject to lower taxation rates.

Divisional performance - statutory basis

The following table sets forth the contribution of each division to Group profit before goodwill amortisation and integration costs for the years ended 31 December 2001 and 31 December 2001 the three months ended 31 December 1999 and the year ended 30 September 1999:

----------------------------------------------------------------------------------------------------------------------
                                                                     Year ended       3 months ended      Year ended
                                                                    31 December          31 December    30 September
                                                              ---------------------
                                                                  2001         2000             1999            1999
                                                                  ----         ----             ----            ----
                                                              (pound)m     (pound)m         (pound)m        (pound)m

Corporate Banking and Financial Markets                          3,011        2,422              245             780
Retail Banking                                                   2,807        2,116              103             473
Retail Direct                                                      551          341               25              76
                                                              --------     --------         --------        --------
Contribution before manufacturing costs                          6,369        4,879              373           1,329
Manufacturing                                                   (1,568)      (1,426)            (124)           (455)
Wealth Management                                                  459          354               25              76
Direct Line Group                                                  261          201               16              86
Ulster Bank                                                        242          164                -               -
Citizens                                                           501          349               72             242
Central items                                                     (463)        (625)             (43)            (88)
                                                              --------     --------         --------        --------
Operating profit before goodwill amortisation,
  integration costs and exited businesses                        5,801        3,896              319           1,190
Goodwill amortisation                                            (651)         (537)              (4)             (1)
Integration costs                                                (875)         (389)             (12)              -
Exited businesses                                                  -              -                -              22
                                                              --------     --------         --------        --------
Operating profit                                                 4,275        2,970              303           1,211
Profit on disposal of businesses                                   -              -              100               -
                                                              --------     --------         --------        --------
Profit before tax                                                4,275        2,970              403           1,211
                                                              --------     --------         --------        --------
----------------------------------------------------------------------------------------------------------------------

The acquisition of NatWest had a significant effect on the Group's financial position and as a consequence comparisons with the prior year on a statutory basis are of limited benefit in understanding the performance of the Group. This is most marked for Corporate Banking and Financial Markets, Retail Banking, Retail Direct, Manufacturing and Wealth Management where the acquisition of NatWest has significantly increased the scale of operations for these divisions.

Corporate Banking and Financial Markets - statutory basis

The following table summarises the contribution of Corporate Banking and Financial Markets to Group profit before goodwill amortisation and integration costs for the years ended 31 December 2001 and 31 December 2000, the three months ended 31 December 1999 and 30 September 1999:

----------------------------------------------------------------------------------------------------------
                                                     Year ended       3 months ended      Year ended
                                                    31 December          31 December    30 September
                                              ---------------------
                                                  2001         2000             1999            1999
                                                  ----         ----             ----            ----
                                              (pound)m     (pound)m         (pound)m        (pound)m

Net interest income                             2,100         1,583              135             523
Non-interest income                             3,304         2,503              235             802
                                              -------       -------          -------         -------
Total income                                    5,404         4,086              370           1,325
Direct expenses                                (1,899)       (1,464)            (112)           (438)
                                              -------       -------          -------         -------
Contribution before provisions                  3,505         2,622              258             887
Provisions                                       (494)         (200)             (13)           (107)
                                              -------       -------          -------         -------
Contribution before manufacturing costs         3,011         2,422              245             780
                                              -------       -------          -------         -------
-----------------------------------------------------------------------------------------------------------

Year ended 31 December 2001 compared with the year ended 31 December 2000

Contribution before manufacturing costs was up 24%, (pound)589 million, to (pound)3,011 million. The results for the year ended 31 December 2001 include a full year's contribution from NatWest whereas the year ended 31 December 2000 only includes NatWest from the date of its acquisition, 6 March 2000. This, together with factors discussed below, has contributed to the improvement in performance.

Total income was up 32%, (pound)1,318 million to (pound)5,404 million. Net interest income was up 33%, (pound)517 million, to (pound)2,100 million, largely due to lending growth in Corporate Banking and also as a result of favourable market conditions in Financial Markets.

Non-interest income was up 32%, (pound)801 million, to (pound)3,304 million reflecting growth in customer advances, payment and transmission related fees and dealing profits.

Direct expenses were up 30%, (pound)435 million, to (pound)1,899 million mainly due to performance related payments to staff reflecting higher income in Financial Markets, increased business volumes and infrastructure costs supporting European expansion and acquisitions.

Provisions were up (pound)294 million to (pound)494 million reflecting growth in lending, the global economic slowdown, a small number of specific customer situations and lower recoveries, partially offset by a reduction in amounts written off investments.

Year ended 31 December 2000 compared with the year ended 30 September 1999

Contribution before manufacturing costs was up (pound)1,642 million to (pound)2,422 million.

Total income increased by (pound)2,761 million to (pound)4,086 million primarily as a result of the acquisition of NatWest.

Net interest income increased by (pound)1,060 million to (pound)1,583 million mainly due to the inclusion of NatWest in 2000, together with lending and deposit growth. Non-interest income was up by (pound)1,701 million to (pound)2,503 million, reflecting the impact of NatWest and increased deal opportunities in Leveraged, Structured and Asset Finance during 2000.

Direct expenses increased by (pound)1,026 million to (pound)1,464 million as a result of higher costs across all cost categories resulting from the inclusion of NatWest in 2000.

Provisions were up (pound)93 million to (pound)200 million due to provisions for bad and doubtful debts increasing by (pound)63 million to (pound)158 million and, amounts written off investments were (pound)42 million (1999:
(pound)12 million) primarily reflecting a restructuring of the development capital investment portfolio.

Retail Banking - statutory basis

The following table summarises the contribution of Retail Banking to Group profit before goodwill amortisation and integration costs for the years ended 31 December 2001 and 31 December 2000, the three months ended 31 December 1999 and the year ended 30 September 1999:

-----------------------------------------------------------------------------------------------------------------------
                                                              Year ended           3 months ended       Year ended
                                                             31 December              31 December     30 September
                                                        -------------------------
                                                             2001            2000            1999             1999
                                                             ----            ----            ----             ----
                                                         (pound)m        (pound)m        (pound)m         (pound)m

Net interest income                                         2,622           2,109             150              539
Non-interest income                                         1,277             961              54              297
                                                         --------        --------        --------         --------
Total income                                                3,899           3,070             204              836
Direct expenses                                              (928)           (828)            (74)            (290)
                                                         --------        --------        --------         --------
Contribution before provisions                              2,971           2,242             130              546
Provisions for bad and doubtful debts                        (164)           (126)            (27)             (73)
                                                         --------        --------        --------         --------
Contribution before manufacturing costs                     2,807           2,116             103              473
                                                         --------        --------        --------         --------
-----------------------------------------------------------------------------------------------------------------------

Year ended 31 December 2001 compared with the year ended 31 December 2000

Contribution before manufacturing costs was up 33%, (pound)691 million to (pound)2,807 million. The results for the year ended 31 December 2001 include a full year's contribution from NatWest whereas the year ended 31 December 2000 only includes NatWest from the date of its acquisition, 6 March 2000. This, together with factors discussed below, have contributed to the improvement in performance.

Total income was up 27%, (pound)829 million to (pound)3,899 million. Net interest income was 24%, (pound)513 million higher at (pound)2,622 million, reflecting strong growth in advances and deposits.

Non-interest income increased by 33%, (pound)316 million to (pound)1,277 million, resulting largely from growth in fee paying packaged accounts together with benefits from integration initiatives.

Direct expenses at (pound)928 million were up 12%, (pound)100 million to (pound)928 million.

Provisions for bad and doubtful debts were up 30%, (pound)38 million to (pound)164 million, largely due to growth in lending.

Year ended 31 December 2000 compared with the year ended 30 September 1999

Contribution before manufacturing costs increased by (pound)1,643 million to (pound)2,116 million.

Total income increased by (pound)2,234 million to (pound)3,070 million, primarily resulting from the acquisition of NatWest.

Net interest income was up (pound)1,570 million to (pound)2,109 million, primarily reflecting the inclusion of NatWest in 2000, higher volumes of personal lending and deposits and wider deposit margins.

Non-interest income increased by (pound)664 million to (pound)961 million, due to the inclusion of NatWest, together with growth in packaged accounts, higher insurance commissions and higher fee income due to volume growth, partly offset by the impact of the one-off restructuring of the life assurance businesses.

Direct expenses were up (pound)538 million to (pound)828 million, mainly reflecting the inclusion of NatWest and also higher marketing expenditure and staff costs.

Provisions for bad and doubtful debts increased by (pound)53 million to (pound)126 million due to the NatWest acquisition and growth in personal lending.

Retail Direct - statutory basis

The following table summarises the contribution of Retail Direct to Group profit before goodwill amortisation and integration costs for the years ended 31 December 2001 and 31 December 2000, the three months ended 31 December 1999 and the year ended 30 September 1999:

-----------------------------------------------------------------------------------------------------------------------
                                                                Year ended          3 months ended      Year ended
                                                               31 December             31 December    30 September
                                                         ------------------------
                                                             2001            2000             1999            1999
                                                             ----            ----             ----            ----
                                                         (pound)m        (pound)m         (pound)m        (pound)m

Net interest income                                           674             473               68             216
Non-interest income                                           696             501               33             107
                                                          -------         -------          -------         -------
Total income                                                1,370             974              101             323
Direct expenses                                              (564)           (427)             (50)           (162)
                                                          -------         -------          -------         -------
Contribution before provisions                                806             547               51             161
Provisions for bad and doubtful debts                        (255)           (206)             (26)            (85)
                                                          -------         -------          -------         -------
Contribution before manufacturing costs                       551             341               25              76
                                                          -------         -------          -------         -------
-----------------------------------------------------------------------------------------------------------------------

Year ended 31 December 2001 compared with the year ended 31 December 2000

Contribution before manufacturing costs was up 62%, (pound)210 million to (pound)551 million. The results for the year ended 31 December 2001 include a full year's contribution from NatWest whereas the year ended 31 December 2000 only includes NatWest from the date of its acquisition, 6 March 2000. This, together with factors discussed below, have contributed to the improvement in performance.

Total income was up 41%, (pound)396 million to (pound)1,370 million driven largely by strong performances in cards and TPF. Net interest income was up (pound)201 million to (pound)674 million. Average mortgage lending in DLFS was 17% higher at (pound)2.1 billion and in VDPF the increase was 81%, from (pound)1.7 billion to (pound)3.1 billion. TPF increased average customer advances and customer deposits by 15% to (pound)1.8 billion, and 29% to (pound)1.4 billion respectively.

Non-interest income rose 39%, (pound)195 million to (pound)696 million largely as a result of increased fees reflecting higher retailer volumes.

Direct expenses at (pound)564 million were 32%, (pound)137 million higher, largely as a result of increased business volumes and marketing activity.

Provisions for bad and doubtful debts increased by 24%, (pound)49 million to (pound)255 million reflecting the increase in unsecured lending.

Year ended 31 December 2000 compared with the year ended 30 September 1999

Contribution before manufacturing costs increased by (pound)265 million to (pound)341 million.

Total income increased by (pound)651 million to (pound)974 million, primarily reflecting the inclusion of NatWest.

Net interest income was up (pound)257 million to (pound)473 million due to the acquisition of NatWest, higher volumes of personal loans and savings in TPF and increased net interest income from VDPF and DLFS reflecting significant growth in mortgage lending volumes.

Non-interest income increased by (pound)394 million to (pound)501 million, due primarily to the acquisition of NatWest and also higher card transaction volumes and increased fee income resulting from volume growth.

Direct expenses increased by (pound)265 million to (pound)427 million reflecting the acquisition of NatWest, increased business volumes and higher marketing activity.

Provisions for bad and doubtful debts increased by (pound)121 million to (pound)206 million primarily due to the inclusion of NatWest in 2000 and also as a result of increased lending volumes.

Manufacturing - statutory basis

The following table summarises the contribution of Manufacturing to Group profit before goodwill amortisation and integration costs for the years ended 31 December 2001 and 31 December 2000, the three months ended 31 December 1999 and the year ended 30 September 1999:

-------------------------------------------------------------------------------
                           Year ended        3 months ended       Year ended
                          31 December           31 December     30 September
                   ------------------------
                       2001            2000            1999             1999
                       ----            ----            ----             ----
                   (pound)m        (pound)m        (pound)m         (pound)m

Staff costs            (428)           (409)            (41)            (152)
Other costs          (1,140)         (1,017)            (83)            (303)
                    -------         -------         -------          -------
                     (1,568)         (1,426)           (124)            (455)
                    -------         -------         -------          -------
-------------------------------------------------------------------------------

Year ended 31 December 2001 compared with the year ended 31 December 2000

Total manufacturing costs of (pound)1,568 million were 10%, (pound)142 million higher.

Expenditure in Customer Support and other operations increased due to volume growth in lending and account management and costs associated with customer service enhancement initiatives.

Year ended 31 December 2000 compared with the year ended 30 September 1999

Total manufacturing costs increased by (pound)971 million to (pound)1,426 million, primarily reflecting inclusion of NatWest manufacturing services from 6 March 2000.

Wealth Management - statutory basis

The following table summarises the contribution of Wealth Management to Group profit before goodwill amortisation and integration costs for the years ended 31 December 2001 and 31 December 2000, the three months ended 31 December 1999 and the year ended 30 September 1999:

--------------------------------------------------------------------------------------------------
                                               Year ended          3 months ended     Year ended
                                              31 December             31 December   30 September
                                       ------------------------
                                           2001            2000              1999           1999
                                           ----            ----              ----           ----
                                       (pound)m        (pound)m          (pound)m       (pound)m

Net interest income                         464             373                27             93
Non-interest income                         469             395                16             52
                                       --------        --------          --------       --------
Total income                                933             768                43            145
Expenses                                   (479)           (419)              (18)           (68)
                                       --------        --------          --------       --------
Operating profit before provisions          454             349                25             77
Provisions for bad and doubtful debts         5               5                 -             (1)
                                       --------        --------          --------       --------
Profit before integration costs             459             354                25             76
                                       --------        --------          --------       --------
---------------------------------------------------------------------------------------------------

Year ended 31 December 2001 compared with the year ended 31 December 2000

Profit before integration costs increased by 30%, (pound)105 million to (pound)459 million. The results for the year ended 31 December 2001 include a full year's contribution from NatWest whereas the year ended 31 December 2000 only includes NatWest from the date of its acquisition, 6 March 2000. This, together with factors discussed below, have resulted in the improvement in performance.

Total income was up 21%, (pound)165 million to (pound)933 million. Net interest income grew by 24%, (pound)91 million to (pound)464 million. Non-interest income increased 19%, (pound)74 million to (pound)469 million despite the depressed equity markets and the adverse effect on investor confidence particularly in the second half of 2001. The decline in equity market values affected fees earned on assets under management.

Expenses were 14%, (pound)60 million higher at (pound)479 million.

There was a net release of provisions for bad and doubtful debts of(pound)5 million (2000: release of(pound)5 million).

Year ended 31 December 2000 compared with the year ended 30 September 1999

Profit before integration costs increased by (pound)278 million to (pound)354 million due to the inclusion of NatWest businesses.

Total income increased by (pound)623 million to (pound)768 million.

Net interest income was up by (pound)280 million to (pound)373 million reflecting the inclusion of NatWest in 2000.

Non-interest income increased by (pound)343 million to (pound)395 million and expenses were up by (pound)351 million to (pound)419 million, both reflecting the inclusion of NatWest businesses in 2000.

There was a net recovery of provisions for bad and doubtful debts of (pound)5 million.

Direct Line Group - statutory basis

The following table summarises the contribution of Direct Line Group to Group profit before goodwill amortisation for the years ended 31 December 2001 and 31 December 2000, the three months ended 31 December 1999 and the year ended 30 September 1999:

----------------------------------------------------------------------------------------------------
                                             Year ended         3 months ended     Year ended
                                            31 December            31 December   30 September
                                      ----------------------
                                          2001          2000              1999           1999
                                          ----          ----              ----           ----
                                      (pound)m      (pound)m          (pound)m       (pound)m

General insurance premium income         1,375           950               216            710
Other income                               168           176                40            153
                                      --------      --------          --------       --------
Total income                             1,543         1,126               256            863
Expenses                                  (334)         (252)              (55)          (187)
General insurance claims                  (948)         (673)             (185)          (590)
                                      --------      --------          --------       --------
Profit before goodwill amortisation        261           201                16             86
                                      --------      --------          --------       --------
----------------------------------------------------------------------------------------------------

Year ended 31 December 2001 compared with the year ended 31 December 2000

Profit before goodwill amortisation increased by 30%, (pound)60 million to (pound)261 million. This has been driven by higher volumes, particularly in motor policies, and increases in partnership businesses including the joint venture with TPF.

Total income was up 37%, (pound)417 million to (pound)1,543 million. Earned premiums grew strongly, up 34%, (pound)458 million to (pound)1,804 million. Net insurance premium income increased by 45%, (pound)425 million to (pound)1,375 million. Direct motor business, where in-force policies increased 13% to 3.3 million, contributed (pound)137 million to this increase and Direct home business was up (pound)19 million. Strong growth from the joint venture with TPF and other motor partnerships accounted for (pound)126 million of the increase. The acquisitions in Italy and Germany contributed (pound)11 million of premium income in the three months since completion.

Expenses were up 33%, (pound)82 million to (pound)334 million reflecting business expansion, including the costs of establishing overseas operations in the second half.

Net claims rose 41%, (pound)275 million to (pound)948 million, reflecting increased volumes.

Year ended 31 December 2000 compared with the year ended 30 September 1999

Profit before goodwill amortisation more than doubled to (pound)201 million.

Total income was up 30%, (pound)263 million to (pound)1,126 million.

Insurance premium income, net of reinsurance, increased 34%, (pound)240 million to (pound)950 million. The acquisition of Green Flag, the roadside rescue specialist, in November 1999, accounted for (pound)136 million of the (pound)475 million growth in earned premiums.

Net interest income was up 42%, (pound)29 million to (pound)98 million and non-interest income fell 7%, (pound)6 million to (pound)78 million.

Operating expenses increased by 35%, (pound)65 million to (pound)252 million. Of this increase, (pound)33 million relates to Green Flag and (pound)19 million related to new ventures: jamjar.com and directline.com.

Insurance claims, net of reinsurers' share, increased 14%, (pound)83 million to (pound)673 million. Green Flag accounted for (pound)74 million of the total increase of the (pound)261 million increase in gross claims.

Ulster Bank - statutory basis

The following table summarises the contribution of Ulster Bank to Group profit before goodwill amortisation and integration costs, for the years ended 31 December 2001 and 31 December 2000.

--------------------------------------------------------------------------------------------------------
                                               Year ended          3 months ended      Year ended
                                              31 December             31 December    30 September
                                         ----------------------
                                             2001          2000*             1999            1999
                                             ----          ----              ----            ----
                                         (pound)m      (pound)m          (pound)m        (pound)m

Net interest income                           351           245               n/a             n/a
Non-interest income                           185           139               n/a             n/a
                                          -------       -------           -------         -------
Total income                                  536           384               n/a             n/a
Expenses                                     (271)         (205)              n/a             n/a
                                          -------       -------           -------         -------
Profit before provisions                      265           179               n/a             n/a
Provisions for bad and doubtful debts         (23)          (15)              n/a             n/a
                                          -------       -------           -------         -------
Profit before integration costs               242           164               n/a             n/a
                                          -------       -------           -------         -------
-------------------------------------------------------------------------------------------------------

* Ulster Bank became part of the Group on 6 March 2000 on the acquisition of NatWest. The results above are therefore only for the period from 6 March 2000 to 31 December 2000.


Year ended 31 December 2001 compared with the period ended 31 December 2000

Profit before integration costs for the year ended 31 December 2001 of (pound)242 million was 48%, (pound)78 million, higher than (pound)164 million for the period from 6 March 2000 to 31 December 2000.

Total income increased by 40%, (pound)152 million to (pound)536 million. Net interest income rose by 43%, (pound)106 million to (pound)351 million due to strong growth in customer loans and deposits. Average loans and advances to customers increased to (pound)8.3 billion, and average customer deposits increased to (pound)7.3 billion. The number of customers increased to 744,000 at 31 December 2001.

Non-interest income was up 33%, (pound)46 million to (pound)185 million. The increase is mainly due to higher card, lending and transmission fees.

Expenses rose by 32%, (pound)66 million to (pound)271 million to support business expansion. Staff costs increased by 23%, (pound)27 million. Other expenses increased by 46%, (pound)39 million as a result of higher depreciation on operating lease assets, marketing costs to support business expansion and expenditure related to the preparation for the issue of Euro notes and coins in the Republic of Ireland.

Provisions for bad and doubtful debts were up 53%, (pound)8 million, to (pound)23 million. The increase is largely due to growth in lending.

Citizens - statutory basis

The following table summarises the contribution of Citizens to Group profit before goodwill amortisation and integration costs for the years ended 31 December 2001 and 31 December 2000, the three months ended 31 December 1999 and the year ended 30 September 1999:

------------------------------------------------------------------------------------------------------------
                                                    Year ended         3 months ended     Year ended
                                                   31 December            31 December   30 September
                                             ----------------------
                                                 2001          2000              1999           1999
                                                 ----          ----              ----           ----
                                             (pound)m      (pound)m          (pound)m       (pound)m

Net interest income                               814           667               120            408
Non-interest income                               306           247                37            141
                                              -------       -------           -------        -------
Total income                                    1,120           914               157            549
Expenses                                         (550)         (525)              (81)          (292)
                                              -------       -------           -------        -------
Operating profit before provisions                570           389                76            257
Provisions for bad and doubtful debts             (69)          (40)               (4)           (15)
                                              -------       -------           -------        -------
Profit before goodwill amortisation and
   integration costs                              501           349                72            242
                                              -------       -------           -------        -------
------------------------------------------------------------------------------------------------------------

Year ended 31 December 2001 compared with the year ended 31 December 2000

Profit before goodwill amortisation and integration costs was up 44%, (pound)152 million to (pound)501 million reflecting strong organic growth and the strengthening of the dollar. The Mellon acquisition, completed on 1 December 2001, contributed (pound)13 million to this increase, (pound)10.1 billion to customer deposits, (pound)4.4 billion to customer loans and advances and added 345 branches to the Citizens network, bringing the total number of branches to 712 at 31 December 2001.

Net interest income rose by 22%, (pound)147 million to (pound)814 million due to growth in customer deposits and secured consumer lending. Non-interest income was up 24%, (pound)59 million to (pound)306 million reflecting growth in deposit service charges, mortgage banking and ATM and debit card income.

Expenses at (pound)550 million were 5%, (pound)25 million higher reflecting organic growth, the Mellon acquisition and the effect of exchange rates. At constant exchange rates expenses declined by 1%, (pound)3 million.

Provisions for bad and doubtful debts were (pound)69 million compared with (pound)40 million in 2000, reflecting growth in lending and the economic environment in the US.

Year ended 31 December 2000 compared with the year ended 30 September 1999

Profit before goodwill amortisation and integration costs increased by 44%, (pound)107 million to (pound)349 million. Of the increase, the acquisition of the commercial banking businesses of State Street on 1 October 1999 and UST Corp. on 1 January 2000 contributed an estimated (pound)50 million after funding costs of (pound)40 million. Strong organic growth and the strengthening of the US dollar relative to sterling also contributed to the increase in profit before tax.

Total income increased by 66%, (pound)365 million to (pound)914 million.

Net interest income rose by 63%, (pound)259 million to (pound)667 million, due to organic loan and deposit growth and the acquisitions, which added an estimated (pound)160 million after funding costs.

Non-interest income was up 75%, (pound)106 million to (pound)247 million reflecting the acquisitions, which contributed approximately (pound)50 million, and expansion of commercial product lines.

Operating expenses increased 80%, (pound)233 million to (pound)525 million, due to the acquisitions, which added an estimated (pound)150 million, and business expansion.

Provisions for bad and doubtful debts were (pound)25 million higher at (pound)40 million, including (pound)10 million relating to the acquisitions and also due to increased lending.

Central items - statutory basis

The following table summarises the contribution of central items to profit before goodwill amortisation and integration costs for the years ended 31 December 2001 and 31 December 2000, the three months ended 31 December 1999 and the year ended 30 September 1999:

------------------------------------------------------------------------------------------------------
                                                Year ended          3 months ended     Year ended
                                               31 December             31 December   30 September
                                          ----------------------
                                              2001          2000              1999           1999
                                              ----          ----              ----           ----
                                          (pound)m      (pound)m          (pound)m       (pound)m

Funding costs                                 (188)         (262)              (24)          (106)
Other costs - net                             (275)         (363)              (19)            18
                                           -------       -------           -------        -------
Loss before goodwill amortisation and
  integration costs                           (463)         (625)              (43)           (88)
                                           -------       -------           -------        -------
------------------------------------------------------------------------------------------------------

Year ended 31 December 2001 compared with the year ended 31 December 2000

The loss before goodwill amortisation and integration costs reduced by (pound)162 million to (pound)463 million.

Funding costs at (pound)188 million were down 28%, (pound)74 million. 2001 benefited from the proceeds of the share placing in July 2001 prior to deployment in the Mellon acquisition, contributing (pound)35 million. Other costs at (pound)275 million declined (pound)88 million, 24%, due largely to the benefit of integration initiatives.

Year ended 31 December 2000 compared with the year ended 30 September 1999

The loss before goodwill amortisation, integration costs increased from (pound)88 million to (pound)625 million primarily due to the acquisition of NatWest and included restructuring costs of (pound)44 million relating to Citizens' acquisition of UST Corp. in January 2000.

Overview of results - pro forma basis

Results for the three years ended 31 December 2001 - pro forma basis

In the following discussion, the results for the year ended 31 December 2001, adjusted for the presentation of goodwill amortisation and integration costs, are compared with the pro forma results for the years ended 31 December 2000 and 31 December 1999.

Basis of preparation and presentation of results

The acquisition of NatWest on 6 March 2000 had a significant effect on the Group's financial position. Comparison with the prior period on a statutory basis (which includes NatWest from 6 March 2000) is of limited benefit. Accordingly, in order to provide more meaningful and relevant comparatives, pro forma results for the years ended 31 December 2000 and 31 December 1999 have been prepared assuming that the acquisition of NatWest took place on 1 January 1999.

(a)  Basis of preparation

     The profit and loss account for the year ended 31 December 2001 is extracted from the audited financial statements, modified as described in note (b) below.

     The pro forma results for the years ended 31 December 2000 and 31 December 1999 have been prepared on the following basis:

     (i) They incorporate the full year results of NatWest for 2000 and 1999 and assume that the fair value adjustments were made on 31 December 1998.

     (ii) Goodwill arising on the acquisition of NatWest of (pound)11,483 million has been amortised over its estimated economic life of 20 years.

          Goodwill arising on other acquisitions made by the Group after 1 January 1999 has been amortised from the effective dates of acquisition, generally also over 20 years. Goodwill arising on acquisitions prior to 1 January 1999 was written off directly to reserves and has not been reinstated, as permitted by FRS 10.

     (iii) A surplus of (pound)1,070 million in NatWest Pension Funds has been amortised, from 1 January 1999, over the estimated average remaining service life of members of the schemes.

     (iv) An adjustment has been made to reflect the net funding of the acquisition of NatWest as if acquired on 1 January 1999. The net funding comprises cash paid and loan notes issued to NatWest shareholders of (pound)7,349 million and fees and expenses relating to the acquisition of (pound)176 million less net proceeds of (pound)3,910 million from the issue of new ordinary and preference shares and (pound)20 million of proceeds from the exercise of options over NatWest ordinary shares.

     (v) The results of businesses disposed of since 1 January 1999 and the profit arising on their sale have been excluded from the pro forma results. The principal disposals were RBS Trust Bank, Gartmore and the venture capital investments of NatWest. A funding adjustment has been made to recognise the benefit of estimated net proceeds of (pound)1,500 million assuming that these funds were received on 1 January 1999.

(b)  Basis of presentation

     The results for the year ended 31 December 2001 and the pro forma results for the years ended 31 December 2000 and 31 December 1999 have been presented on the following basis:

     (i) Operating profit is stated before goodwill amortisation and integration costs which are shown separately on the face of the profit and loss account.

     (ii) Integration costs comprise expenditure incurred in respect of cost reduction and revenue enhancement targets set in connection with the acquisition of NatWest and costs of integrating the regional retail and commercial banking operations acquired from Mellon Financial Corporation in December 2001, together with expenditure incurred on the related cost reduction and revenue enhancement targets.

Consolidated profit and loss account - pro forma basis

The following table summarises the Group's operating results on a pro forma basis for each of the three years ended 31 December 2001:

-------------------------------------------------------------------------------------------------------------------
                                                                                 Year ended 31 December
                                                                          -----------------------------------------
                                                                              2001            2000             1999
                                                                              ----            ----             ----
                                                                          (pound)m        (pound)m         (pound)m

Net interest income                                                          6,869           5,929            5,274
                                                                           -------         -------          -------

Dividend income                                                                 54              46               37
Fees and commissions receivable                                              4,735           4,079            3,597
Fees and commissions payable                                                  (930)           (804)            (675)
Dealing profits                                                              1,426           1,131            1,027
Other operating income                                                       1,052             998            1,073
                                                                           -------         -------          -------
                                                                             6,337           5,450            5,059
General insurance premiums (net)                                             1,375             979              732
                                                                           -------         -------          -------
Non-interest income                                                          7,712           6,429            5,791
                                                                           -------         -------          -------

Total income                                                                14,581          12,358           11,065
                                                                           -------         -------          -------
Administrative expenses
- staff costs                                                               (3,461)         (3,440)          (3,512)
- premises and equipment                                                      (809)           (839)            (892)
- other                                                                     (1,715)         (1,566)          (1,405)
Depreciation of tangible fixed assets                                         (856)           (769)            (754)
                                                                           -------         -------          -------
Operating expenses                                                          (6,841)         (6,614)          (6,563)
                                                                           -------         -------          -------

Profit before other operating charges                                        7,740           5,744            4,502
General insurance claims (net)                                                (948)           (698)            (601)
                                                                           -------         -------          -------
Operating profit before provisions for bad and doubtful debts                6,792           5,046            3,901
Provisions for bad and doubtful debts                                         (984)           (602)            (526)
Amounts written off fixed asset investments                                     (7)            (43)             (16)
                                                                           -------         -------          -------
Profit before goodwill amortisation and integration costs                    5,801           4,401            3,359
Goodwill amortisation                                                         (651)           (640)            (581)
Integration costs                                                             (875)           (434)            (113)
                                                                           -------         -------          -------
Profit before tax                                                            4,275           3,327            2,665
Tax                                                                         (1,537)         (1,171)            (917)
                                                                           -------         -------          -------
Profit after tax                                                             2,738           2,156            1,748
Minority interests (including non-equity)                                      (90)            (54)             (43)
                                                                           -------         -------          -------
Profit after minority interests                                              2,648           2,102            1,705
Preference dividends - non-equity                                             (358)           (328)            (295)
Perpetual regulatory securities interest - non-equity                          (23)              -                -
                                                                           -------         -------          -------
                                                                             2,267           1,774            1,410
Additional Value Shares dividend - non-equity                                 (399)              -                -
                                                                           -------         -------          -------
Profit attributable to ordinary shareholders                                 1,868           1,774            1,410
                                                                           -------         -------          -------
-------------------------------------------------------------------------------------------------------------------

Year ended 31 December 2001 compared with the year ended 31 December 2000 - pro forma basis

The Group has performed strongly in 2001, driven by higher income and improvements in efficiency in each of its businesses. Good progress continues to be made on the integration of NatWest; revenue enhancements and cost reductions are now expected to be higher than the initial plan.

Profit

Profit before tax, goodwill amortisation and integration costs at (pound)5,801 million was up 32%, (pound)1,400 million, from (pound)4,401 million. Profit before tax at (pound)4,275 million increased by 28% from (pound)3,327 million after charging integration costs of (pound)875 million compared with (pound)434 million in 2000. All businesses contributed to this improvement.

Total income

Total income rose by 18%, (pound)2,223 million, to (pound)14,581 million. Strong growth was achieved across all businesses.

Net interest income

Net interest income increased by 16%, (pound)940 million, to (pound)6,869 million underpinned by good growth in both corporate and personal lending and deposits. Average interest-earning assets of the Group's banking business increased by 11%, including 14% growth in average loans and advances to customers.

Net interest margin of the banking business improved from 3.0% to 3.1%. Improved lending spread together with the benefit of income from the proceeds of the market placing of ordinary shares in July 2001, prior to deployment in December 2001 in the Mellon acquisition, contributed to this improvement and more than offset a small decrease in deposit margins.

Non-interest income

Non-interest income, which represents 53% of total income, grew by 16%, (pound)887 million, to (pound)6,337 million, excluding general insurance. Fees and commissions receivable were up 16%, (pound)656 million, to (pound)4,735 million, with strong growth in lending related fees, cards and merchant acquiring and in money transmission fees. Dealing profits were up (pound)295 million, 26% ahead of the prior year as a result of strong growth in customer activity levels and favourable market conditions. This additional dealing income contributed approximately (pound)160 million to the Group's profits.

General insurance premium income, after reinsurance, increased by 40%, (pound)396 million, to (pound)1,375 million, reflecting strong volume growth in Direct Line and branch based insurance.

Total expenses

Operating expenses, excluding goodwill amortisation and integration costs, rose by 3%, (pound)227 million, to (pound)6,841 million, with increased integration benefits from the NatWest acquisition largely offsetting increases due to inflation, business development and customer service improvement initiatives.

General insurance claims, after reinsurance, increased by 36%, (pound)250 million, to (pound)948 million in line with volume growth.

The number of staff employed in the Group rose by 11,700, 12% to 105,700. The increase reflects approximately 5,000 staff in businesses acquired in the year, as well as additional staff to support the strong growth in business levels and to deliver enhanced customer service in the branch networks. The total also includes short-term appointments in connection with the integration of NatWest.

Cost:income ratio

The Group's focus on income growth along with tight control of costs and the benefits of integration have driven the cost:income ratio down from 53.5% to 46.9%.

Credit quality and provisions

The Group's lending portfolio is widely diversified and, based on internal grading systems, the composition of the portfolio is broadly unchanged. Overall credit quality remains strong.

New provisions were up 27%, (pound)230 million to (pound)1,071 million. This increase reflects the growth in lending and the deterioration in the short-term economic outlook combined with the impact of a small number of specific customer situations. Recoveries of amounts previously written off were down (pound)116 million, 59% to (pound)80 million. Consequently the net charge to the profit and loss account was up from (pound)645 million to (pound)991 million.

Total balance sheet provisions for bad and doubtful debts amounted to (pound)3,653 million (31 December 2000 - (pound)3,153 million) equivalent to 81% (31 December 2000 - 83%) of risk elements in lending.

Mellon acquisition

Citizens completed the Mellon acquisition on 1 December 2001 for a cash consideration of US$2.2 billion ((pound)1,564 million). The goodwill arising on this acquisition amounted to (pound)1,655 million. Integration benefits anticipated at the time of the announcement of the acquisition have been confirmed and the business is already making good progress.

Integration

Integration now comprises two elements:

NatWest

Integration costs were (pound)847 million compared with (pound)434 million in 2000. Good progress continues to be made in integrating NatWest. Implementation has been faster which has resulted in revenue benefits and cost savings being achieved ahead of plan. In addition to value being created earlier than planned, additional revenue benefits and cost savings have been identified which are expected to result in combined annual benefits being (pound)300 million more than plan giving a benefit of (pound)2.0 billion per annum at the end of the programme.

As a consequence of the accelerated implementation and the additional benefits, the cumulative profits from the integration programme to the end of 2003 are expected to be (pound)5.5 billion. This is (pound)1.4 billion greater than the planned (pound)4.1 billion and the overall cost of the programme is now estimated to be (pound)2.3 billion against a plan of (pound)1.4 billion.

Mellon

Mellon was acquired in December 2001 and expenditure of (pound)28 million was incurred in the early stages of integrating Mellon with Citizens. No benefits from this integration have yet been recognised.

Tax charge

The tax charge for the year was (pound)1,537 million, equivalent to 36% of profit before tax of (pound)4,275 million. The rate is affected by goodwill amortisation, which is not allowable for UK tax purposes. The effective tax rate after adjusting for goodwill amortisation was 31% (2000 - 30%).

Shareholder returns

Earnings per share, adjusted for goodwill amortisation, integration costs and the Additional Value Shares ("AVS") dividend, increased by 25%, from 102.0 pence to 127.9 pence.

The first dividend of 15.0 pence per share was paid on the AVS issued in connection with the acquisition of NatWest. This was paid on 3 December 2001 in accordance with the original payment schedule.

A final dividend of 27.0 pence per ordinary share is recommended resulting in a total dividend for the year of 38.0 pence per ordinary share, up 15% on 2000. The total ordinary dividend of (pound)1,085 million is covered 3.3 times (2000
- 3.1 times) by earnings before goodwill amortisation, integration costs and the AVS dividend.

Profit attributable to ordinary shareholders after tax, minority interests, preference dividends and perpetual securities interest, at (pound)2,267 million, increased by 28%. After deducting the dividend on the AVS, attributable profit increased by 5%, from (pound)1,774 million to (pound)1,868 million.

Return on equity

Group post-tax return on average equity, adjusted for goodwill, integration costs and the AVS dividend increased from 37.0% to 41.1%.

Balance sheet

Total assets were (pound)369 billion at 31 December 2001, of which (pound)285 billion (77%) related to banking business and (pound)84 billion (23%) to trading business.

Loans and advances to customers at 31 December 2001 were (pound)190 billion, up 13% from (pound)168 billion at 31 December 2000. Customer deposits increased by 12% from (pound)177 billion to (pound)199 billion.

Capital ratios at 31 December 2001 were 7.1% (tier 1) and 11.5% (total) compared with 6.9% (tier 1) and 11.5% (total) at 31 December 2000.

Year ended 31 December 2000 compared with year ended 31 December 1999 - pro forma basis

Profit before tax for the year ended 31 December 2000, increased by 25%, (pound)662 million to (pound)3,327 million.

Profit before tax, goodwill amortisation and integration increased by 31%, (pound)1,042 million, from (pound)3,359 million to (pound)4,401 million.

Total income increased by 12%, (pound)1,293 million to (pound)12,358 million.

Net interest income increased by 12%, (pound)655 million, to (pound)5,929 million. Good growth was achieved in both corporate and personal lending and deposits. Average interest-earning assets of the Group's banking business increased by 11% including a 20% growth in average loans and advances to customers. Net interest margin of the banking business was maintained at 3.0%.

Non-interest income, excluding general insurance, grew by 8%, (pound)391 million, to (pound)5,450 million. Fees and commissions receivable increased by 13%, (pound)482 million, to (pound)4,079 million. Dealing profits were up by 10%, (pound)104 million, to (pound)1,131 million. Other operating income at (pound)998 million was down 7%, (pound)75 million, due to restructuring costs in the life assurance businesses and one-off income in the prior year.

General insurance premium income after reinsurance, increased by 34%, (pound)247 million, to (pound)979 million.

Operating expenses excluding goodwill amortisation and integration costs, were up 1%, (pound)51 million, to (pound)6,614 million. Staff expenses were down (pound)72 million to (pound)3,440 million. Staff numbers fell by 7,300 (9,000 excluding the impact of businesses acquired) to 94,000. Other expenses were up 4%, (pound)123 million, to (pound)3,174 million.

Cost:income ratio, excluding goodwill amortisation and integration costs improved from 59.3% to 53.5%.

General insurance claims, after reinsurance increased by 16%, (pound)97 million, to (pound)698 million.

Goodwill arising on the acquisition of NatWest was (pound)11,483 million. This goodwill is being amortised over its estimated economic life of 20 years, resulting in a charge of (pound)574 million per annum.

Integration costs, which is expenditure incurred in respect of cost reduction and income enhancement targets, were (pound)434 million for the year compared with (pound)113 million for the year ended 31 December 1999.

Provisions for bad and doubtful debts were up 14%, (pound)76 million, to (pound)602 million reflecting growth in lending. Total provisions at 31 December 2000 were 83% of risk elements in lending, compared with 80% at 31 December 1999. Amounts written off investments increased from (pound)16 million to (pound)43 million.

The tax charge was (pound)1,171 million, equivalent to 35.2% of profit before tax of (pound)3,327 million. Adjusting for goodwill amortisation, the effective tax rate was 29.5%.

Profit attributable to ordinary shareholders after tax, minority interests and preference dividends increased by 26%, from (pound)1,410 million to (pound)1,774 million.

Earnings per share, adjusted for the after-tax effect of integration costs and goodwill amortisation increased by 30%, from 78.3 pence to 102.0 pence.

Group post-tax return on equity, adjusted for goodwill and integration costs, increased from 30.6% to 37.0%.

Net interest income - pro forma basis

The following table sets forth information relating to net interest income on a pro forma basis for each of the three years ended 31 December 2001:

---------------------------------------------------------------------------------------------------------------
                                                                         Year ended 31 December
                                                               -----------------------------------------------
                                                                  2001               2000               1999
                                                                  ----               ----               ----
                                                              (pound)m           (pound)m           (pound)m

Interest receivable                                             14,421             14,626             12,368
Interest payable                                                (7,552)            (8,697)            (7,094)
                                                               -------            -------            -------
Net interest income                                              6,869              5,929              5,274
                                                               -------            -------            -------
Average balances of banking business:

Loans and advances to customers                                149,948            129,573            107,126
Instalment credit and finance lease receivables                 16,131             15,909             15,796
Loans and advances to banks                                     25,681             23,849             26,199
Debt securities                                                 28,059             27,816             28,401
Treasury and other eligible bills                                  508                594              1,203
                                                               -------            -------            -------
Total interest-earning assets of banking business              220,327            197,741            178,725
                                                               -------            -------            -------

Customer accounts                                              139,529            128,309            114,670
Deposits by banks                                               27,139             21,518             22,758
Debt securities in issue                                        28,547             22,712             22,874
Loan capital                                                    10,635             10,331              8,941
Internal funding of trading business                           (16,202)           (11,799)           (11,915)
                                                               -------            -------            -------
Total interest-bearing liabilities of banking business         189,648            171,071            157,328
                                                               -------            -------            -------

Net interest-free funds of banking business                     30,679             26,670             21,397
                                                               -------            -------            -------

                                                                     %                  %                  %

Gross yield on interest-earning assets of banking business         6.6                7.4                6.9
Cost of interest-bearing liabilities of banking business          (4.0)              (5.1)              (4.5)
                                                               -------            -------            -------
Interest spread of banking business                                2.6                2.3                2.4
Benefit from interest-free funds                                   0.5                0.7                0.6
                                                               -------            -------            -------
Net interest margin of banking business                            3.1                3.0                3.0
                                                               -------            -------            -------
---------------------------------------------------------------------------------------------------------------


Year ended 31 December 2001 compared with the year ended 31 December 2000

Net interest income increased by 16%, (pound)940 million, to (pound)6,869 million underpinned by good growth in both corporate and personal lending and deposits. Average interest-earning assets of the Group's banking business increased by 11%, including 16% growth in average loans and advances to customers.

Net interest margin of the banking business improved from 3.0% to 3.1%. Improved lending spread together with the benefit of income from the proceeds of the market placing of ordinary shares in July 2001, prior to deployment in the Mellon acquisition, contributed to this improvement and more than offset a small decrease in deposit margins.

Year ended 31 December 2000 compared with the year ended 31 December 1999

Net interest income increased by 12%, (pound)655 million, to (pound)5,929 million. Average interest earning assets of the Group's banking business increased by 11%, (pound)19.0 billion, to (pound)197.7 billion. Within this, average loans and advances to customers were up 21%, (pound)22.4 billion, at (pound)129.6 billion due to growth in both corporate and personal lending.

Interest spread declined 0.1% to 2.3%. Narrower margins in mortgages and cards, together with the run-off of higher yielding assets were only partially offset by improvements in Citizens.

The increase in net interest-free funds, up 25%, (pound)5.3 billion, to (pound)26.7 billion, and higher interest rates offset the decline in interest spread, leaving the net interest margin of the banking business unchanged at 3.0%.

Average balance sheet, interest income and interest expense - pro forma basis

The following table shows average balances and interest rates for each of the three years ended 31 December 2001. Interest income includes interest income on non-accruing loans to the extent that cash payments have been received.

---------------------------------------------------------------------------------------------------------------
                                                            Year ended 31 December
                         --------------------------------------------------------------------------------------
                                      2001                          2000                        1999
                         ----------------------------   --------------------------   --------------------------
                           Average            Average   Average            Average   Average            Average
                           balance  Interest     rate   balance  Interest     rate   balance  Interest     rate
                           -------  --------     ----   -------  --------     ----   -------  --------     ----
                          (pound)m  (pound)m        %  (pound)m  (pound)m        %  (pound)m  (pound)m        %
ASSETS
Treasury and other
  eligible bills
    UK                         231        11      4.8       463        21      4.5       825        43      5.2
    Overseas                   277         8      2.9       131         6      4.6       378         6      1.6
Loans and advances to
  banks
    UK                      18,214       834      4.6    14,965       862      5.8    17,435       905      5.2
    Overseas                 7,467       421      5.6     8,884       591      6.7     8,764       480      5.5
Loans and advances to
  customers (1)
    UK                     122,621     8,361      6.8   106,302     8,349      7.9    91,014     6,733      7.4
    Overseas                27,327     1,879      6.9    23,271     1,823      7.8    16,112     1,133      7.0
Instalment credit and
  finance lease
  receivables
    UK                      14,611     1,223      8.4    14,113     1,201      8.5    14,370     1,328      9.2
    Overseas                 1,520       102      6.7     1,796       125      7.0     1,426        91      6.4
Debt securities
    UK                      16,632       931      5.6    18,004     1,032      5.7    20,172     1,168      5.8
    Overseas                11,427       651      5.7     9,812       616      6.3     8,229       481      5.8
                          --------  --------           --------  --------           --------  --------
Total interest-earning
  assets
   Banking business        220,327    14,421      6.6   197,741    14,626      7.4   178,725    12,368      6.9
                                    --------                     --------                     --------
   Trading business (2)     66,545                       53,946                       47,767
                          --------                     --------                     --------
Total interest-earning
  assets                   286,872                      251,687                      226,492
Non-interest-earning
  assets                    63,316                       52,931                       53,194
                          --------                     --------                     --------
Total assets               350,188                      304,618                      279,686
                          --------                     --------                     --------

Percentage of assets
  applicable to
  overseas operations        27.1%                        27.5%                        23.5%
                          --------                     --------                     --------

LIABILITIES AND
  SHAREHOLDERS' EQUITY
Deposits by banks
    UK                      18,360       760      4.1    13,851       751      5.4    14,878       601      4.0
    Overseas                 8,779       382      4.4     7,667       435      5.7     7,880       378      4.8
Customer accounts
  - demand deposits
    UK                      54,237     1,576      2.9    48,533     1,765      3.6    42,857     1,464      3.4
    Overseas                 6,422       154      2.4     4,132       163      3.9     2,691        68      2.5
  - savings deposits
    UK                      15,892       594      3.7    16,781       768      4.6    16,649       708      4.3
    Overseas                11,690       435      3.7     9,728       413      4.2     6,683       263      3.9
  - other time deposits
    UK                      43,161     1,967      4.6    40,698     2,401      5.9    38,379     1,991      5.2
    Overseas                 8,127       338      4.2     8,437       470      5.6     7,411       320      4.3
Debt securities in issue
    UK                      20,140     1,031      5.1    14,831       869      5.9    16,411       966      5.9
    Overseas                 8,407       384      4.6     7,881       494      6.3     6,463       340      5.3
Loan capital
    UK                      10,464       634      6.1     9,829       699      7.1     8,468       574      6.8
    Overseas                   171        14      8.2       502        49      9.8       473        45      9.5
Internal funding of
trading business
    UK                     (14,626)     (654)     4.5   (10,774)     (528)     4.9    (9,944)     (535)     5.4
    Overseas                (1,576)      (63)     4.0    (1,025)      (52)     5.1    (1,971)      (89)     4.5
                          --------  --------           --------  --------           --------  --------
Total interest-bearing
  liabilities
   Banking business        189,648     7,552      4.0   171,071     8,697      5.1   157,328     7,094      4.5
                                    --------                     --------                     --------
   Trading business (2)     63,159                       50,336                       44,964
                          --------                     --------                     --------
Total interest-bearing
  liabilities              252,807                      221,407                      202,292
Non-interest-bearing
  liabilities
  - Demand deposits
    UK                      21,025                       18,206                       16,463
    Overseas                 4,513                        3,732                        2,225
  - Other liabilities       46,062                       38,520                       37,334
Shareholders' equity        25,781                       22,753                       21,372
                          --------                     --------                     --------
Total liabilities and
  shareholders'
  equity                   350,188                      304,618                      279,686
                          --------                     --------                     --------
Percentage of liabilities
  applicable to overseas
  operations                 27.5%                        27.6%                         24.2%
---------------------------------------------------------------------------------------------------------------

The analysis into UK and Overseas has been compiled on the basis of location of office.

Notes:
1. Loans and advances to customers include non-accrual loans and loans classified as doubtful. See 'Description of Assets and Liabilities - Assets - Provisions for bad and doubtful debts' on page 78.
2. Interest receivable and interest payable on trading assets and liabilities are included in dealing profits.

Analysis of change in net interest income - pro forma basis

The following table allocates changes in net interest income between volume and rate for the year ended 31 December 2001 compared with the year ended 31 December 2000 and the year ended 31 December 2000 compared with the year ended 31 December 1999. Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

----------------------------------------------------------------------------------------------------------------------
                                                         2001 over 2000                     2000 over 1999
                                               Increase/(decrease) due to changes  Increase/(decrease) due to changes
                                                               in:                                 in:
                                               ----------------------------------  ---------------------------------
                                                   Average     Average        Net     Average      Average       Net
                                                    volume        rate     change      volume         rate    change
                                                    ------        ----     ------      ------         ----    ------
                                                  (pound)m    (pound)m   (pound)m    (pound)m     (pound)m  (pound)m

INTEREST-EARNING ASSETS
Treasury and other eligible bills
    UK                                                 (11)          1        (10)        (17)          (5)      (22)
    Overseas                                            5           (3)         2          (6)           6         -
Loans and advances to banks
    UK                                                 167        (195)       (28)       (136)          93       (43)
    Overseas                                           (87)        (83)      (170)          7          104       111
Loans and advances to customers
    UK                                               1,187      (1,175)        12       1,186          430     1,616
    Overseas                                           294        (238)        56         549          141       690
Instalment credit and finance lease receivables
    UK                                                  42         (20)        22         (23)        (104)     (127)
    Overseas                                           (19)         (4)       (23)         25            9        34
Debt securities
    UK                                                 (78)        (23)      (101)       (124)         (12)     (136)
    Overseas                                            95         (60)        35          98           37       135
                                                 ----------  -----------  --------  ----------   ----------  --------
Total interest receivable of banking business
    UK                                               1,307      (1,412)      (105)        886          402     1,288
    Overseas                                           288        (388)      (100)        673          297       970
                                                 ----------  ----------  --------  ----------   ----------  --------
                                                     1,595      (1,800)      (205)      1,559          699     2,258
                                                 ----------  ----------  --------  ----------   ----------  --------

INTEREST-BEARING LIABILITIES
Deposits by banks
    UK                                                (211)        202         (9)         44         (194)     (150)
    Overseas                                           (57)        110         53          10          (67)      (57)
Customer accounts
  - demand deposits
    UK                                                (192)        381        189        (203)         (98)      (301)
    Overseas                                           (69)         78          9         (47)         (48)       (95)
  - savings deposits
    UK                                                  39         135        174          (6)         (54)       (60)
    Overseas                                           (77)         55        (22)       (128)         (22)      (150)
  - other time deposits
    UK                                                (138)        572        434        (126)        (284)      (410)
    Overseas                                            17         115        132         (49)        (101)      (150)
Debt securities in issue
    UK                                                (282)        120       (162)         92            5         97
    Overseas                                           (31)        141        110         (82)         (72)      (154)
Loan capital
    UK                                                 (43)        108         65         (96)         (29)      (125)
    Overseas                                            28           7         35          (3)          (1)        (4)
Internal funding of trading business*
    UK                                                 176         (50)       126          43          (50)        (7)
    Overseas                                            24         (13)        11         (47)          10        (37)
                                                   ----------  ----------  --------  ----------   ----------  --------
Total interest payable of banking business
    UK                                                (651)      1,468        817        (252)        (704)      (956)
    Overseas                                          (165)        493        328        (346)        (301)      (647)
                                                   ----------  ----------  --------  ----------   ----------  --------
                                                      (816)      1,961      1,145        (598)      (1,005)    (1,603)
                                                   ----------  ----------  --------  ----------   ----------  --------

Movement in net interest income
    UK                                                 656          56        712         634         (302)       332
    Overseas                                           123         105        228         327           (4)       323
                                                   ----------  ----------  --------  ----------   ----------  --------
                                                       779         161        940         961         (306)       655
                                                   ----------  ----------  --------  ----------   ----------  --------
----------------------------------------------------------------------------------------------------------------------

* Interest receivable and interest payable on trading assets and liabilities are included in dealing profits.

Average interest rates, yields, spreads and margins - pro forma basis

The following table gives average interest rates, yields, spreads, and margins for each of the three years ended 31 December 2001:

---------------------------------------------------------------------------------------------------------
                                                                   Year ended 31 December
                                                            --------------------------------------------
                                                              2001              2000              1999
                                                              ----              ----              ----
                                                                %                  %                 %

The Group's base rate                                         5.1*               6.0*              5.3*
London inter-bank offered rate:
  three month sterling                                        5.0*               6.2*              5.5*
  three month eurodollar                                      3.8*               6.5*              5.4*
  three month euro                                            4.3*               4.4*              3.0*

Yields, spreads and margins of the banking business:
Gross yield (1)
  Group                                                       6.6                7.4               6.9
  UK                                                          6.6                7.5               7.1
  Overseas                                                    6.4                7.2               6.3

Interest spread (2)
  Group                                                       2.6                2.3               2.4
  UK                                                          2.6                2.4               2.6
  Overseas                                                    2.5                1.9               1.8

Net interest margin (3)
  Group                                                       3.1                3.0               3.0
  UK                                                          3.2                3.1               3.1
  Overseas                                                    3.0                2.7               2.5
---------------------------------------------------------------------------------------------------------

* actual rate

Notes:
(1) Gross yield is the interest rate earned on average interest-earning assets of the banking business.
(2) Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.
(3) Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

Non-interest income - pro forma basis

The following table shows the elements of non-interest income and general insurance premium income for each of the three years ended 31 December 2001:

------------------------------------------------------------------------------
                                                 Year ended 31 December
                                    ------------------------------------------
                                            2001         2000           1999
                                            ----         ----           ----
                                        (pound)m     (pound)m       (pound)m

Dividend income                               54           46             37
Fees and commissions receivable            4,735        4,079          3,597
Fees and commissions payable                (930)        (804)          (675)
Dealing profits                            1,426        1,131          1,027
Other operating income                     1,052          998          1,073
                                        --------     ----------     --------
                                           6,337        5,450          5,059
General insurance premium income
Earned premiums                            1,804        1,346            929
Reinsurance                                 (429)        (367)          (197)
                                        --------     ----------     --------
                                           1,375          979            732
                                        --------     ----------     --------
                                           7,712        6,429          5,791
                                        --------     ----------     --------
------------------------------------------------------------------------------

Year ended 31 December 2001 compared with the year ended 31 December 2000

Non-interest income, which represents 53% of total income, grew by 16%, (pound)887 million, to (pound)6,337 million, excluding general insurance. Fees and commissions receivable were up 16%, (pound)656 million, to (pound)4,735 million, with strong growth in lending related fees, cards and merchant acquiring and in money transmission fees. Dealing profits were up (pound)295 million, 26% ahead of the prior year as a result of strong growth in customer activity levels and favourable market conditions. This additional dealing income contributed approximately (pound)160 million to the Group's profits.

General insurance premium income, after reinsurance, increased by 40%, (pound)396 million, to (pound)1,375 million, reflecting strong volume growth in Direct Line and branch based insurance.

Year ended 31 December 2000 compared with the year ended 31 December 1999

Non-interest income, excluding general insurance, increased by 8%, (pound)391 million, to (pound)5,450 million. Within this, fees and commissions receivable increased by 13%, (pound)482 million, to (pound)4,079 million and dealing profits increased by 10%, (pound)104 million to (pound)1,131 million. Other operating income was down 7%, (pound)75 million to (pound)998 million, mainly due to restructuring costs in the life assurance businesses and one-off income in the prior year.

General insurance premiums income, after reinsurance, increased by 34%, (pound)247 million to (pound)979 million primarily reflecting the acquisition of Green Flag.

Operating expenses - pro forma basis

The following table shows the elements of operating expenses, excluding goodwill amortisation and integration costs, for each of the three years ended 31 December 2001:

-------------------------------------------------------------------------------
                                              Year ended 31 December
                                      --------------------------------------
                                          2001           2000           1999
                                          ----           ----           ----
                                      (pound)m       (pound)m       (pound)m
Administrative expenses
   Staff costs                           3,461          3,440          3,512
   Premises and equipment                  809            839            892
   Other administrative                  1,715          1,566          1,405
                                      --------       --------       --------
Total administrative expenses            5,985          5,845          5,809

Depreciation of tangible fixed assets      856            769            754
                                      --------       --------       --------
Operating expenses                       6,841          6,614          6,563
                                      --------       --------       --------
-------------------------------------------------------------------------------

Year ended 31 December 2001 compared with the year ended 31 December 2000

Operating expenses, excluding goodwill amortisation and integration costs, rose by 3%, (pound)227 million, to (pound)6,841 million, with increased integration benefits from the NatWest acquisition largely offsetting increases due to inflation, business development and customer service improvement initiatives.

The number of staff employed in the Group rose by 11,700, 12% to 105,700. The increase reflects approximately 5,000 staff in businesses acquired in the year, as well as additional staff to support the strong growth in business levels and to deliver enhanced customer service in the branch networks. The total also includes short-term appointments in connection with the integration of NatWest.

The Group's focus on income growth along with tight control of costs and the benefits of integration have driven the cost income ratio from 53.5% to 46.9%.

Year ended 31 December 2000 compared with the year ended 31 December 1999

Operating expenses were up 1%, (pound)51 million to (pound)6,614 million. Staff expenses were down 2%, (pound)72 million to (pound)3,440 million reflecting a fall in staff numbers of 7,300. Other expenses increased by 4%, (pound)123 million to (pound)3,174 million.

General insurance claims - pro forma basis

The following table shows general insurance claims, net of reinsurance, for each of the three years ended 31 December 2001:

-------------------------------------------------------------------------------
                                              Year ended 31 December
                                      --------------------------------------
                                          2001           2000           1999
                                          ----           ----           ----
                                      (pound)m       (pound)m       (pound)m

Gross claims                             1,263            982            764
Reinsurance                               (315)          (284)          (163)
                                      --------       --------       --------
General insurance claims - net             948            698            601
                                      --------       --------       --------
-------------------------------------------------------------------------------

Year ended 31 December 2001 compared with the year ended 31 December 2000

General insurance claims, after reinsurance, increased by 36%, (pound)250 million to (pound)948 million, principally in line with volume growth.

Year ended 31 December 2000 compared with the year ended 31 December 1999

General insurance claims, after reinsurance, increased by 16%, (pound)97 million to (pound)698 million, principally reflecting the acquisition of Green Flag.

Provisions - pro forma basis

The following table shows provisions for each of the three years ended 31 December 2001:

-------------------------------------------------------------------------------
                                              Year ended 31 December
                                      --------------------------------------
                                          2001           2000           1999
                                          ----           ----           ----
                                      (pound)m       (pound)m       (pound)m

Gross new provisions                      1071            841            784
less: recoveries                           (80)          (196)          (242)
                                      --------       --------       --------
Charge to profit and loss account          991            645            542
                                      --------       --------       --------
Comprising:
Provisions for bad and doubtful debts      984            602            526
Amount written off fixed asset
  investments                                7             43             16
                                      --------       --------       --------
Charge to profit and loss account          991            645            542
                                      --------       --------       --------
-------------------------------------------------------------------------------

Year ended 31 December 2001 compared with the year ended 31 December 2000

New provisions were up 27%, (pound)230 million to (pound)1,071 million. This increase reflects the growth in lending and the deterioration in the short-term economic outlook combined with the impact of a small number of specific customer situations. Recoveries of amounts previously written off were down (pound)116 million, 59%, to (pound)80 million. Consequently the net charge to the profit and loss account was up (pound)645 million to (pound)991 million.

Total balance sheet provisions for bad and doubtful debts amounted to (pound)3,653 million (31 December 2000 - (pound)3,153 million) equivalent to 81% (31 December 2000 - 83%) of risk elements in lending.

Year ended 31 December 2000 compared with the year ended 31 December 1999

New provisions increased by 7%, (pound)57 million to (pound)841 million reflecting growth in lending and restructuring of the development capital investment portfolio. Total balance sheet provisions for bad or doubtful debts amounted to (pound)3,153 million, equivalent to 83% of risk element in lending (80% at 31 December 1999).

Integration costs - pro forma basis

The following table shows integration costs for each of the three years ended 31 December 2001:

-------------------------------------------------------------------------------
                                              Year ended 31 December
                                      --------------------------------------
                                          2001           2000           1999
                                          ----           ----           ----
                                      (pound)m       (pound)m       (pound)m

Staff costs                                598            286            104
Premises and equipment                      64             27              2
Other administrative expenses              188            109              7
Depreciation of tangible fixed assets       25             12              -
                                      --------       --------       --------

Integration costs                          875            434            113
                                      --------       --------       --------
-------------------------------------------------------------------------------

Integration now comprises two elements:

NatWest

Integration costs were (pound)847 million compared with (pound)434 million in 2000. Good progress continues to be made in integrating NatWest. Implementation has been faster which has resulted in revenue benefits and cost savings being achieved ahead of plan. In addition to value being created earlier than planned, additional revenue benefits and cost savings have been identified which are expected to result in combined annual benefits being (pound)300 million more than plan giving a benefit of (pound)2.0 billion per annum at the end of the programme.

As a consequence of the accelerated implementation and the additional benefits, the cumulative profits from the integration programme to the end of 2003 are expected to be (pound)5.5 billion. This is (pound)1.4 billion greater than the planned (pound)4.1 billion and the overall cost of the programme is now estimated to be (pound)2.3 billion against a plan of (pound)1.4 billion.

Mellon

Mellon was acquired in December 2001 and expenditure of (pound)28 million was incurred in the early stages of integrating Mellon with Citizens. No benefits from this integration have yet been recognised.

Divisional performance - pro forma basis

The acquisition of NatWest had a significant effect on the Group's financial position. In order to provide additional relevant and meaningful financial information, pro forma results for the years ended 31 December 2000 and 31 December 1999 have been prepared on the assumption that NatWest was acquired on 1 January 1999.

The following table sets forth the contribution of each division to profit before goodwill amortisation and integration costs for the year ended 31 December 2001 compared with the years ended 31 December 2000 and 31 December 1999 on a pro forma basis.

-------------------------------------------------------------------------------
                                                      Year ended 31 December
                                                 ------------------------------
                                                     2001       2000       1999
                                                     ----       ----       ----
Pro forma basis                                  (pound)m   (pound)m   (pound)m

Corporate Banking and Financial Markets             3,011      2,730      2,491
Retail Banking                                      2,807      2,467      2,144
Retail Direct                                         551        373        302
                                                 --------   --------   --------
Contribution before manufacturing costs             6,369      5,570      4,937
Manufacturing                                      (1,568)    (1,660)    (1,866)
Wealth Management                                     459        405        328
Direct Line Group                                     261        201        100
Ulster Bank                                           242        200        166
Citizens                                              501        349        258
Central items                                        (463       (664)      (564)
                                                 --------   --------   --------
Operating profit before goodwill amortisation
  and integration costs                             5,801      4,401      3,359
Goodwill amortisation                                (651)      (640)      (581)
Integration costs                                    (875)      (434)      (113)
                                                 --------   --------   --------
Profit before tax                                   4,275      3,327      2,665
                                                 --------   --------   --------
-------------------------------------------------------------------------------

Corporate Banking and Financial Markets - pro forma basis

The following table summarises the contribution of Corporate Banking and Financial Markets to Group profit before goodwill amortisation and integration costs for each of the three years ended 31 December 2001:

------------------------------------------------------------------------------------------------------
                                                                Year ended 31 December
                                                       ----------------------------------------
                                                           2001              2000          1999
                                                           ----              ----          ----
                                                       (pound)m          (pound)m      (pound)m

Net interest income                                       2,100             1,793         1,758
Non-interest income                                       3,304             2,856         2,663
                                                       --------          --------      --------
Total income                                              5,404             4,649         4,421
Direct expenses
  -  staff costs                                         (1,119)             (998)       (1,034)
  -  other                                                 (359)             (310)         (305)
  -  operating lease depreciation                          (421)             (388)         (382)
                                                       --------          --------      --------
Contribution before provisions                            3,505             2,953         2,700
Provisions                                                 (494)             (223)         (209)
                                                       --------          --------      --------
Contribution before manufacturing costs                   3,011             2,730         2,491
                                                       --------          --------      --------

Direct cost:income ratio (%)                               35.1              36.5          38.9
Total assets - Corporate Banking ((pound)bn)               95.1              81.1          71.1
             - Financial Markets ((pound)bn)              120.4             110.0         105.2

Loans and advances to customers - gross ((pound)bn)        94.1              87.6          76.4
Customer deposits - excluding repos ((pound)bn)            56.4              52.8          49.6
Weighted risk assets ((pound)bn)                          117.3              98.9          92.8
------------------------------------------------------------------------------------------------------

Year ended 31 December 2001 compared with the year ended 31 December 2000

Contribution before manufacturing costs was up 10%, (pound)281 million to (pound)3,011 million.

Total income was up 16%, (pound)755 million to (pound)5,404 million. Net interest income was up 17%, (pound)307 million to (pound)2,100 million, primarily due to lending growth in Corporate Banking and also as a result of the benefits of favourable market conditions in Financial Markets. Average loans and advances to customers of the banking business increased by 14%, (pound)9.5 billion to (pound)76.6 billion, predominantly in Corporate Banking, both in the UK and overseas.

Non-interest income was up 16%, (pound)448 million to (pound)3,304 million reflecting growth in customer advances, payment and transmission related fees and dealing profits.

Direct expenses were up 12%, (pound)203 million to (pound)1,899 million. Staff costs increased by 12%, (pound)121 million, mainly due to performance related payments reflecting higher income in Financial Markets. Other expenses, excluding operating lease depreciation, were 16%, (pound)49 million higher reflecting increased business volumes, infrastructure costs supporting European expansion and acquisitions. The direct cost:income ratio improved from 36.5% to 35.1%.

Provisions were up (pound)271 million to (pound)494 million. The increase reflects growth in lending, the global economic slowdown, a small number of specific customer situations and lower recoveries, partially offset by a reduction in amounts written off investments.

Year ended 31 December 2000 compared with the year ended 31 December 1999

Contribution before manufacturing costs was up 10%, (pound)239 million to (pound)2,730 million.

Total income was up 5%, (pound)228 million to (pound)4,649 million. Net interest income was up 2%, (pound)35 million to (pound)1,793 million. In the first half of 1999, NatWest Financial Markets benefited from favourable market conditions. Adjusting for this, underlying net interest income increased by 8%.

Non-interest income was up 7%, (pound)193 million, to (pound)2,856 million reflecting higher volumes, increased corporate activity and the benefits of the enlarged customer base. Specialist businesses such as Leveraged Finance, Structured Finance and Asset Finance, which provide innovative and sophisticated products to meet customers' business requirements, grew strongly. Within non-interest income, net fee income was up 8%, and dealing profits were 11% higher.

Direct expenses were down (pound)25 million to (pound)1,696 million, primarily due to lower staff costs. The direct cost:income ratio improved from 38.9% to 36.5%.

Provisions were up 7%, (pound)14 million, to (pound)223 million. Amounts written off fixed investments were (pound)43 million (1999: (pound)16 million), reflecting a restructuring of the development capital investment portfolio.
This was partially offset by lower bad and doubtful debts which were down 7%, 13 million to (pound)180 million, compared to 1999 when a small number of large provisions were taken.

Retail Banking - pro forma basis

The following table summarises the contribution of Retail Banking to Group profit before goodwill amortisation and integration costs for each of the three years ended 31 December 2001:

--------------------------------------------------------------------------------------------
                                                             Year ended 31 December
                                                    ------------------------------------
                                                        2001           2000         1999
                                                        ----           ----         ----
                                                    (pound)m       (pound)m     (pound)m

Net interest income                                    2,622          2,418        2,221
Non-interest income                                    1,277          1,128        1,084
                                                    --------       --------     --------
Total income                                           3,899          3,546        3,305
Direct expenses
  -  staff costs                                        (702)          (736)        (819)
  -  other                                              (226)          (210)        (224)
                                                    --------       --------     --------
Contribution before provisions                         2,971          2,600        2,262
Provisions for bad and doubtful debts                   (164)          (133)        (118)
                                                    --------       --------     --------
Contribution before manufacturing costs                2,807          2,467        2,144
                                                    --------       --------     --------

Direct cost:income ratio (%)                            23.8           26.7         31.6
Total assets ((pound)bn)                                61.1           57.9         51.9
Loans and advances to customers - gross ((pound)bn)     49.0           44.3         39.0
Customer deposits ((pound)bn)                           56.8           53.7         49.4
Weighted risk assets ((pound)bn)                        35.2           31.2         27.1

--------------------------------------------------------------------------------------------

Year ended 31 December 2001 compared with the year ended 31 December 2000

Contribution before manufacturing costs increased by 14%, (pound)340 million to (pound)2,807 million.

Total income was up 10%, (pound)353 million to (pound)3,899 million. Net interest income was 8%, (pound)204 million higher at (pound)2,622 million, reflecting strong growth in advances and deposits. Average loans to customers, excluding mortgages, were up 19% to (pound)19.1 billion. Average mortgage lending grew by 9%, (pound)2.3 billion, to (pound)27.1 billion. Average customer deposits were 7%, (pound)3.7 billion higher at (pound)54.1 billion. The customer base continued to grow in both banks, with increased market share of current accounts. The number of personal customers increased by 5% to 12.9 million and small business customers were up 3% to 931,000. NatWest maintained its market leading position for small business relationships.

Non-interest income increased by 13%, (pound)149 million to (pound)1,277 million, resulting from growth in fee paying packaged accounts, up 33%, together with significant benefits from integration initiatives.

Direct expenses at (pound)928 million were down 2%, (pound)18 million, reflecting lower average headcount. The direct cost: income ratio improved from 26.7% to 23.8%.

Provisions for bad and doubtful debts were up 23%, (pound)31 million to (pound)164 million, primarily due to growth in lending.

Year ended 31 December 2000 compared with the year ended 31 December 1999

Contribution before manufacturing costs increased by 15%, (pound)323 million to (pound)2,467 million.

Total income was up 7%, (pound)241 million to (pound)3,546 million. Net interest income was 9%, (pound)197 million higher at (pound)2,418 million. Loans to customers, including mortgages, were up 12% to (pound)43.1 billion. Total mortgage lending was (pound)24.8 billion, up 8%. Deposits were 8%, (pound)3.8 billion higher.

Non-interest income increased by 4%, (pound)44 million to (pound)1,128 million, with the growth in fee income being partly offset by the impact of the one-off restructuring of the life assurance businesses.

Direct expenses at (pound)946 million were down 9%, (pound)97 million as a result of integration savings which more than offset inflationary increases. The direct cost: income ratio improved from 31.6% to 26.7%.

Provisions for bad and doubtful debts were up 13%, (pound)15 million at (pound)133 million, reflecting lending growth.

Retail Direct - pro forma basis

The following table summarises the contribution of Retail Direct to Group profit before goodwill amortisation and integration costs for each of the three years ended 31 December 2001:

------------------------------------------------------------------------------------------
                                                       Year ended 31 December
                                            ----------------------------------------------
                                                2001              2000            1999
                                                ----              ----            ----
                                            (pound)m          (pound)m        (pound)m

Net interest income                              674               516             496
Non-interest income                              696               565             475
                                            --------          --------        --------
Total income                                   1,370             1,081             971
Direct expenses
  -  staff costs                                (164)             (154)           (153)
  -  other                                      (400)             (327)           (317)
                                            --------          --------        --------
Contribution before provisions                   806               600             501
Provisions for bad and doubtful debts           (255)             (227)           (199)
                                            --------          --------        --------
Contribution before manufacturing costs          551               373             302
                                            --------          --------        --------

Direct cost:income ratio (%)                    41.2              44.5            48.4
Total assets ((pound)bn)                        17.2              14.4            10.7
Loans and advances to customers -
  gross:  mortgages ((pound)bn)                  5.9               4.4             2.6
       :  other ((pound)bn)                     11.2               9.7             8.4
Customer accounts ((pound)bn)                    4.3               2.7             0.9
Weighted risk assets ((pound)bn)                12.5              11.5             9.4
------------------------------------------------------------------------------------------

Year ended 31 December 2001 compared with the year ended 31 December 2000

Contribution before manufacturing costs rose by 48%, (pound)178 million to (pound)551 million, due to expansion of the Cards businesses and strong sales growth in TPF.

Total income was up 27%, (pound)289 million to (pound)1,370 million driven by strong performances in Cards and TPF. Net interest income was up 31%, (pound)158 million to (pound)674 million. Average card balances were up 12% to (pound)6.6 billion. The total number of credit card accounts grew by 22%, from
7.9 million to 9.6 million. The number of Cards' merchant outlets increased by 8% to 206,000.

Average mortgage lending in DLFS was 17% higher at (pound)2.1 billion and in VDPF the increase was 81%, from (pound)1.7 billion to (pound)3.1 billion. TPF increased its average customer advances and customer deposits by 15% to (pound)1.8 billion, and 29% to (pound)1.4 billion, respectively.

Non-interest income rose 23%, (pound)131 million to (pound)696 million, primarily as a result of increased fees reflecting higher retailer volumes.

Direct expenses at (pound)564 million were 17%, (pound)83 million higher, mainly as a result of increased business volumes and marketing activity. The direct cost:income ratio improved from 44.5% to 41.2%.

Provisions for bad and doubtful debts increased by 12%, (pound)28 million to (pound)255 million reflecting the increase in unsecured lending.

Year ended 31 December 2000 compared with the year ended 31 December 1999

Contribution before manufacturing costs rose by 24%, (pound)71 million to (pound)373 million.

Total income was up 11%, (pound)110 million to (pound)1,081 million. Net interest income was up 4%, (pound)20 million to (pound)516 million. The benefits of higher lending volumes in all parts of the division were partially offset by reduced interest rates charged by NatWest cards and lower rate introductory offers for new customers. The number of cards in issue was 10.42 million, an increase of 16%. The turnover of merchant acquisition business increased 19%. TPF increased both personal loans and savings volumes.

Non-interest income increased 19%, (pound)90 million to (pound)565 million primarily as a result of higher fee income in the Cards businesses. Direct expenses at (pound)481 million were 2%, (pound)11 million higher, as a result of increased business volumes and marketing activity. The direct cost:income ratio improved from 48.4% to 44.5%.

Provisions for bad and doubtful debts increased by 14%, (pound)28 million to (pound)227 million, due to the increase in lending.

Manufacturing - pro forma basis

The following table summarises the contribution of Manufacturing to Group profit before goodwill amortisation and integration costs for each of the three years ended 31 December 2001:

-------------------------------------------------------------------------------
                                                  Year ended 31 December
                                            --------------------------------
                                                2001        2000        1999
                                                ----        ----        ----
                                            (pound)m    (pound)m    (pound)m

Staff costs                                     (428)       (490)       (637)
Other costs                                   (1,140)     (1,170)     (1,229)
                                            ---------   --------     -------
Total manufacturing costs                     (1,568)     (1,660)     (1,866)
                                            ---------   --------     -------

Analysis:
Group Technology                                (632)       (723)       (927)
Group Property                                  (467)       (486)       (483)
Customer Support and other operations           (469)       (451)       (456)
                                            ---------   --------     -------
Total manufacturing costs                     (1,568)     (1,660)     (1,866)
                                            ---------   --------     -------
-------------------------------------------------------------------------------

Year ended 31 December 2001 compared with the year ended 31 December 2000

Total manufacturing costs of (pound)1,568 million were 6%, (pound)92 million lower.

Group Technology costs reduced by 13%, (pound)91 million to (pound)632 million reflecting lower staff costs and the benefits of de-duplication initiatives. Expenditure in Customer Support and other operations was up (pound)18 million, 4% to (pound)469 million due to volume growth in lending and account management and costs associated with customer service enhancement initiatives.

Average staff numbers fell by 12%. Integration savings offset a rise in work transferred into the Customer Support areas which extended the Manufacturing service provision and increased support for higher business volumes along with customer service enhancement initiatives.

Year ended 31 December 2000 compared with the year ended 31 December 1999

Total manufacturing costs of (pound)1,660 million, were 11%, (pound)206 million lower. The reduction reflects improved efficiency and the positive effects of integrating RBS and NatWest operations resulting in lower expenditure in a number of areas. In particular, technology costs were down 22%, (pound)204 million as a consequence of the integration initiatives. The programme to centralise all back-office work out of NatWest branches in England and Wales was completed five months earlier than planned by NatWest. Rationalisation of processing centres led to the closure of nine centres. Staff numbers fell by 8%.

Wealth Management - pro forma basis

The following table summarises the contribution of Wealth Management to Group profit before goodwill amortisation and integration costs for each of the three years ended 31 December 2001:

------------------------------------------------------------------------------------------------------
                                                                        Year ended 31 December
                                                                 ----------------------------------
                                                                     2001         2000         1999
                                                                     ----         ----         ----
                                                                 (pound)m     (pound)m     (pound)m

Net interest income                                                   464          425          380
Non-interest income                                                   469          463          402
                                                                 --------     --------     --------
Total income                                                          933          888          782
Expenses
  -  staff costs                                                     (298)        (303)        (270)
  -  other                                                           (181)        (185)        (187)
                                                                 --------     --------     --------
Profit before provisions                                              454          400          325
Net release of provisions for bad and doubtful debts                    5            5            3
                                                                 --------     --------     --------
Profit before integration costs                                       459          405          328
                                                                 --------     --------     --------

Cost:income ratio (%)                                                51.3         55.0         58.4
Total assets ((pound)bn)                                             12.5         10.4          9.8
Investment management assets - excluding deposits ((pound)bn)        21.4         21.8         21.1
Customer deposits ((pound)bn)                                        29.1         27.6         25.4
Weighted risk assets ((pound)bn)                                      7.8          7.1          6.2
-------------------------------------------------------------------------------------------------------

Year ended 31 December 2001 compared with the year ended 31 December 2000

Profit before integration costs increased by 13%, (pound)54 million to (pound)459 million.

Total income was up 5%, (pound)45 million to (pound)933 million. Net interest income grew by 9%, (pound)39 million to (pound)464 million. This was largely due to higher average customer deposits, which were up 7% from (pound)26.6 billion to (pound)28.5 billion as customers moved out of equity investments, and growth in average customer lending, up 16%, (pound)0.9 billion to (pound)6.4 billion, principally in offshore banking.

Non-interest income increased 1%, (pound)6 million to (pound)469 million despite the depressed equity markets and the adverse effect on investor confidence particularly in the second half of 2001. The decline in equity market values affected fees earned on assets under management.

Expenses were 2%, (pound)9 million lower at (pound)479 million. The cost:income ratio improved from 55.0% to 51.3%.

There was a net release of provisions for bad and doubtful debts of(pound)5 million (2000: release of(pound)5 million).

Year ended 31 December 2000 compared with the year ended 31 December 1999

Profit before integration costs increased by 23%, (pound)77 million to (pound)405 million.

Total income was up 14%, (pound)106 million to (pound)888 million. Net interest income grew by 12%, (pound)45 million to (pound)425 million, driven largely by higher deposits and loans principally in offshore banking.

Non-interest income increased 15%, (pound)61 million to (pound)463 million reflecting strong growth in fee income in Coutts Group.

Expenses were 7%, (pound)31 million higher at (pound)488 million, predominantly due to increased performance related staff costs. The cost:income ratio, however, improved from 58.4% to 55.0%.

There was a net release of provisions for bad and doubtful debts of(pound)5 million (1999: release of(pound)3 million).

Direct Line Group - pro forma basis

The following table summarises the contribution of Direct Line Group to Group profit before goodwill amortisation and integration costs for each of the three years ended 31 December 2001:

-------------------------------------------------------------------------------
                                              Year ended 31 December
                                       ------------------------------------
                                           2001          2000          1999
                                           ----          ----          ----
                                       (pound)m      (pound)m      (pound)m

Earned premiums                           1,804         1,346           929
Reinsurers' share                          (429)         (367)         (197)
                                       --------      --------      --------
Insurance premium income                  1,375           979           732
Other income                                168           176           164
                                       --------      --------      --------
Total income                              1,543         1,155           896
Expenses
  -  staff costs                           (152)         (124)          (95)
  -  other                                 (182)         (132)         (100)
Gross claims                             (1,263)         (982)         (764)
Reinsurers' share                           315           284           163
                                       --------      --------      --------
Profit before goodwill amortisation         261           201           100
                                       --------      --------      --------

In-force policies (000's)
  - motor: UK                             4,017         3,219         2,666
 -  motor: International                    601           286           223
  - home: UK                              1,360         1,055           993

Combined operating ratio - UK (%)          88.0          86.2          96.5
Insurance reserves - UK ((pound)m)        1,541         1,221         1,171
-------------------------------------------------------------------------------

Year ended 31 December 2001 compared with the year ended 31 December 2000

Profit before goodwill amortisation increased by 30%, (pound)60 million to (pound)261 million. This has been driven by higher volumes, particularly in motor policies, and increases in partnership businesses including the joint venture with TPF.

Total income was up 34%, (pound)388 million to (pound)1,543 million. Earned premiums grew strongly, up 34%, (pound)458 million to (pound)1,804 million. Net insurance premium income increased by 40%, (pound)396 million to (pound)1,375 million. Direct motor business, where in-force policies increased 13% to 3.3 million, contributed (pound)137 million to this increase and Direct home business was up (pound)19 million. Strong growth from the joint venture with TPF and other motor partnerships accounted for (pound)126 million of the increase. The acquisitions in Italy and Germany contributed (pound)11 million of premium income in the three months since completion.

Expenses were up 30%, (pound)78 million to (pound)334 million reflecting business expansion, including the costs of establishing overseas operations in the second half.

Net claims rose 36%, (pound)250 million to (pound)948 million, reflecting increased volumes.

Year ended 31 December 2000 compared with the year ended 31 December 1999

Profit before goodwill amortisation doubled to (pound)201 million.

Total income was up 29%, (pound)259 million to (pound)1,155 million.

Earned premiums grew strongly, up 45%, (pound)417 million, to (pound)1,346 million. Gross claims were 29%, (pound)218 million higher at (pound)982 million. Green Flag accounted for (pound)136 million of the growth in earned premiums and (pound)74 million of the increase in gross claims. Net premium income increased by 34% to (pound)979 million and net claims rose 16% to (pound)698 million.

Expenses were up 31%, (pound)61 million to (pound)256 million. Of this increase, (pound)33 million relates to Green Flag and (pound)19 million relates to new ventures.

Motor in-force policies have increased by 21% and home in-force policies are up 6% in the year ended 31 December 2000. Directline.com, the rapid on-line quote and buy internet facility for Direct Line's general insurance product achieved over 135,000 sales in 2000.

Ulster Bank - pro forma basis

The following table summarises the contribution of Ulster Bank to Group profit before goodwill amortisation and integration costs for each of the three years ended 31 December 2001:

--------------------------------------------------------------------------------------------
                                                               Year ended 31 December
                                                       -----------------------------------
                                                           2001         2000          1999
                                                           ----         ----          ----
                                                       (pound)m     (pound)m      (pound)m

Net interest income                                         351          294           270
Non-interest income                                         185          172           147
                                                       --------     --------      --------
Total income                                                536          466           417
Expenses
  -  staff costs                                           (147)        (144)         (135)
  -  other                                                 (124)        (103)          (99)
                                                       --------     --------      --------
Profit before provisions                                    265          219           183
Provisions for bad and doubtful debts                       (23)         (19)          (17)
                                                       --------     --------      --------
Profit before integration costs                             242          200           166
                                                       --------     --------      --------

Cost:income ratio (%)                                      50.6         53.0          56.1
Total assets ((pound)bn)                                   11.8         11.1           9.2
Loans and advances to customers - gross ((pound)bn)         8.6          7.6           6.4
Customer deposits ((pound)bn)                               7.7          7.1           6.3
Weighted risk assets ((pound)bn)                            8.7          7.9           6.8

Average exchange rate - (euro)/(pound)                    1.609        1.642         1.518
Spot exchange rate - (euro)/(pound)                       1.637        1.606         1.609
------------------------------------------------------------------------------------------

Year ended 31 December 2001 compared with the year ended 31 December 2000

Profit before integration costs of (pound)242 million was 21%, (pound)42 million higher. At constant exchange rates, profit before integration costs rose by 19%, (pound)39 million.

Total income increased by 15%, (pound)70 million to (pound)536 million. Net interest income rose by 19%, (pound)57 million to (pound)351 million due to strong growth in customer loans and deposits. Average loans and advances to customers increased by 24%, (pound)1.6 billion, to (pound)8.3 billion, and average customer deposits increased by 11%, (pound)0.7 billion to (pound)7.3 billion. The number of customers increased by 5%, 36,000 to 744,000.

Non-interest income was up 8%, (pound)13 million to (pound)185 million. The increase is mainly due to higher card, lending and transmission fees.

Expenses rose by 10%, (pound)24 million to (pound)271 million to support business expansion. Staff costs increased by 2%, (pound)3 million. Other expenses increased by 20%, (pound)21 million as a result of higher depreciation on operating lease assets, marketing costs to support business expansion and expenditure related to the preparation for the issue of euro notes and coins in the Republic of Ireland. The cost:income ratio improved from 53.0% to 50.6%.

Provisions for bad and doubtful debts were up 21%, (pound)4 million to (pound)23 million. The increase is largely due to growth in lending.

Year ended 31 December 2000 compared with the year ended 31 December 1999

Profit before integration costs of (pound)200 million was 20%, (pound)34 million higher, despite the adverse effect of exchange rate movements. At constant exchange, rates profit before tax rose by 26%, (pound)42 million.

Total income increased by 12%, (pound)49 million to (pound)466 million. Net interest income rose by 9%, (pound)24 million to (pound)294 million reflecting strong volume growth in corporate, business and retail banking, particularly in the Republic of Ireland. Average interest-earning assets increased by 7%, (pound)563 million. Average customer account balances were up 9%, (pound)524 million.

Non-interest income was up 17%, (pound)25 million to (pound)172 million reflecting increased fee income up 9%, and dealing profits up 15%. Expenses rose by 6%, (pound)13 million to (pound)247 million due mainly to increased staff costs. The cost:income ratio improved from 56.1% to 53.0%.

Provisions for bad and doubtful debts were up 12%, (pound)2 million, to (pound)19 million.

Citizens - pro forma basis

The following table summarises the contribution of Citizens to Group profit before goodwill amortisation and integration costs for each of the three years ended 31 December 2001:

------------------------------------------------------------------------------------------------------
                                                                     Year ended 31 December
                                                             ------------------------------------
                                                                 2001          2000          1999
                                                                 ----          ----          ----
                                                             (pound)m      (pound)m      (pound)m

Net interest income                                               814           667           431
Non-interest income                                               306           247           145
                                                             --------     ---------      --------
Total income                                                    1,120           914           576
Expenses
  -  staff costs                                                 (305)         (290)         (166)
  -  other                                                       (245)         (235)         (135)
                                                             --------     ---------      --------
Profit before provisions                                          570           389           275
Provisions for bad and doubtful debts                             (69)          (40)          (17)
                                                             --------     ---------      --------
Profit before goodwill amortisation and integration costs         501           349           258
                                                             --------     ---------      --------

Cost:income ratio (%)                                            49.1          57.4          52.3
Total assets ((pound)bn)                                         36.2          20.3          14.0
Loans and advances to customers - gross ((pound)bn)              18.1          12.0           8.4
Customer deposits ((pound)bn)                                    29.5          16.7           9.6
Weighted risk assets ((pound)bn)                                 24.7          15.8          11.1

Average exchange rate - US$/(pound)                             1.440         1.516         1.618
Spot exchange rate - US$/(pound)                                1.450         1.493         1.617
------------------------------------------------------------------------------------------------------

Year ended 31 December 2001 compared with the year ended 31 December 2000

Profit before goodwill amortisation and integration costs was up 44%, (pound)152 million to (pound)501 million reflecting strong organic growth and the strengthening of the dollar. At constant exchange rates, the increase was 37%, (pound)134 million. The Mellon acquisition, completed on 1 December 2001, contributed (pound)13 million to this increase, (pound)10.1 billion to customer deposits, (pound)4.4 billion to customer loans and advances and added 345 branches to the Citizens network, bringing the total number of branches to 712 at 31 December 2001.

Net interest income rose by 22%, (pound)147 million to (pound)814 million due to growth in customer deposits and secured consumer lending. Non-interest income was up 24%, (pound)59 million to (pound)306 million reflecting growth in deposit service charges, mortgage banking and ATM and debit card income.

Expenses at (pound)550 million were 5%, (pound)25 million higher reflecting organic growth, the Mellon acquisition and the effect of exchange rates. At constant exchange rates expenses declined by 1%, (pound)3 million. The cost:income ratio improved from 57.4% to 49.1%.

Provisions for bad and doubtful debts were (pound)69 million compared with (pound)40 million in 2000, reflecting growth in lending and the economic environment in the US.

Year ended 31 December 2000 compared with the year ended 31 December 1999

Profit before goodwill amortisation was up 35%, (pound)91 million to (pound)349 million. Of the increase, the acquisition of the commercial banking business of State Street in October 1999 and UST Corp. in January 2000 contributed an estimated (pound)50 million after funding costs of (pound)40m. Excluding the acquisitions, strong organic growth and the strengthening of the US dollar relative to sterling resulted in an increase in profit before goodwill amortisation of 16%, (pound)41 million.

Net interest income rose by 55%, (pound)236 million, to (pound)667 million due to organic loan and deposit growth and the acquisitions which added some (pound)160 million after funding costs. Non-interest income was up 70%, (pound)102 million to (pound)247 million reflecting the acquisitions, which contributed approximately (pound)50 million, and expansion of product lines especially in commercial areas. Expenses at (pound)525 million were 74%, (pound)224 million higher, due to the acquisitions, which added an estimated (pound)150 million, and business expansion. Provisions for bad and doubtful debts were (pound)40 million, including (pound)10 million relating to the acquisitions, compared with (pound)17 million in 1999 reflecting the increased level of loans.

The increase in the cost:income ratio from 52.3% to 57.4% reflects the effect of the funding costs associated with the acquisitions together with higher long-term performance linked bonuses.

Central items - pro forma basis

The following table summarises the contribution of central items to Group profit before goodwill amortisation and integration costs for each of the three years ended 31 December 2001:

--------------------------------------------------------------------------------------------
                                                                Year ended 31 December
                                                         -----------------------------------
                                                             2001        2000        1999
                                                             ----        ----        ----
                                                         (pound)m    (pound)m    (pound)m

Funding costs                                                (188)       (217)       (210)
Central department costs
  -  staff costs                                              (99)       (114)       (149)
  -  other                                                    (93)       (107)       (119)
Other corporate items - net                                   (83)       (226)        (86)
                                                         --------    --------    --------
Loss before goodwill amortisation and integration costs      (463)       (664)       (564)
                                                         --------    --------    --------
--------------------------------------------------------------------------------------------

Year ended 31 December 2001 compared with the year ended 31 December 2000

The loss before goodwill amortisation and integration costs reduced by (pound)201 million to (pound)463 million.

Funding costs at (pound)188 million were down 13%, (pound)29 million. The current year benefited from the proceeds of the share placing in July 2001 prior to deployment in the Mellon acquisition, contributing (pound)35 million.

Central department costs at (pound)192 million declined (pound)29 million, 13%, due mainly to the benefit of integration initiatives. Other corporate items, which included certain one-off items in both years, reduced by 63%, (pound)143 million to (pound)83 million.

Year ended 31 December 2000 compared with the year ended 31 December 1999

The loss before goodwill amortisation and integration costs increased by (pound)100 million to (pound)664 million. The increase includes restructuring costs of (pound)44 million relating to Citizens' acquisition of UST Corp. in January 2000 and other corporate items which are held centrally.

Summary consolidated balance sheet

----------------------------------------------------------------------------------------------------------
                                                                              31 December
                                                                 --------------------------------------
                                                                     2001          2000           1999*
                                                                     ----          ----           ----
                                                                 (pound)m      (pound)m       (pound)m
Assets
Cash and balances at central banks and items in the course of
  collection from other banks                                       6,381         6,010          6,775
Treasury bills and other eligible bills                            10,136         3,316          3,500
Loans and advances to banks                                        38,513        32,061         38,863
Loans and advances to customers                                   190,492       168,076        143,142
Debt securities and equity shares                                  65,597        59,342         53,840
Intangible fixed assets                                            13,325        12,080         11,250
Other assets                                                       34,090        28,420         22,452
                                                                 --------      --------       --------
                                                                  358,534       309,305        279,822
Long-term assurance assets attributable to policyholders           10,248        10,699         10,069
                                                                 --------      --------       --------
Total assets                                                      368,782       320,004        289,891
                                                                 --------      --------       --------
Liabilities
Deposits by banks                                                  40,038        35,130         35,252
Items in the course of transmission to other banks                  2,109         1,707          2,233
Customer accounts                                                 198,995       177,302        151,475
Debt securities in issue                                           30,669        19,407         26,312
Other liabilities                                                  46,808        41,661         31,209
Subordinated liabilities                                           11,710        10,436         10,924
Minority interests                                                    585           546            737
Shareholders' funds including non-equity interests                 27,620        23,116         21,680
                                                                 --------      --------       --------
                                                                  358,534       309,305        279,822
Long-term assurance liabilities to policyholders                   10,248        10,699         10,069
                                                                 --------      --------       --------
Total liabilities                                                 368,782       320,004        289,891
                                                                 --------      --------       --------

Contingent liabilities and commitments                            138,844       105,102         90,198
                                                                 --------      --------       --------
----------------------------------------------------------------------------------------------------------

*  The figures at 31 December 1999 are on a pro forma basis


Analysis of repurchase agreements

----------------------------------------------------------------------------------------------------------
                                                                              31 December
                                                                 --------------------------------------
                                                                     2001          2000           1999*
                                                                     ----          ----           ----
                                                                 (pound)m      (pound)m       (pound)m
Reverse repurchase agreements and stock borrowing

Loans and advances to banks                                        17,721        10,536         12,168
Loans and advances to customers                                    11,588        13,700         12,152
                                                                 --------      --------       --------
                                                                   29,309        24,236         24,320
                                                                 --------      --------       --------

Repurchase agreements and stock lending

Deposits by banks                                                  10,446         6,474          9,200
Customer accounts                                                  17,455        19,721         10,057
                                                                 --------      --------       --------
                                                                   27,901        26,195         19,257
                                                                 --------      --------       --------
----------------------------------------------------------------------------------------------------------

*  The figures at 31 December 1999 are on a pro forma basis

Overview - summary consolidated balance sheet

Total assets of (pound)368.8 billion at 31 December 2001 were up (pound)48.8 billion, 15%, in the year, reflecting business growth and the Mellon acquisition.

Cash and balances at central banks and items in the course of collection were up (pound)0.4 billion, 6%, at (pound)6.4 billion.

Treasury bills and other eligible bills increased by (pound)6.8 billion to (pound)10.1 billion, reflecting liquidity management.

Loans and advances to banks rose (pound)6.5 billion, 20% to (pound)38.5 billion reflecting increased reverse repurchase agreements and stock borrowing ("reverse repos"), up (pound)7.2 billion, 68%, to (pound)17.7 billion, due to a switch from customer reverse repos and certificates of deposits ("CDs") marginally offset by a decline in bank placings, down (pound)0.7 billion, 3% to (pound)20.8 billion.

Loans and advances to customers were up (pound)22.4 billion, 13% to (pound)190.5 billion. Excluding reverse repos, lending increased by (pound)24.5 billion, 16%, to (pound)178.9 billion reflecting growth across all divisions. The Mellon acquisition contributed (pound)4.4 billion to the increase. Reverse repos declined by 15%, (pound)2.1 billion to (pound)11.6 billion following a switch to bank reverse repos.

Debt securities and equity shares increased (pound)6.3 billion, 11% to (pound)65.6 billion. Growth of (pound)7.0 billion in Citizens, of which (pound)4.1 billion related to the Mellon acquisition, and Wealth Management, up (pound)1.7 billion, has been partially offset by a switch from CDs to reverse repos.

Intangible fixed assets increased by (pound)1.2 billion, 10% to (pound)13.3 billion, principally reflecting the goodwill on the Mellon acquisition, amounting to (pound)1,655 million, partially offset by the charge for goodwill amortisation.

Other assets rose by (pound)5.7 billion, 20% to (pound)34.1 billion, mainly due to increased settlement balances, up (pound)4.2 billion, due to increased trading activity in 2001 and growth in tangible fixed assets, up (pound)2.7 billion as a result of structured finance investment property transactions and growth in operating lease assets.

Deposits by banks increased by (pound)4.9 billion, 14%, to (pound)40.0 billion. Repurchase agreements and stock lending ("repos") were up (pound)4.0 billion, 61%, to (pound)10.4 billion due to a switch from customer repos; inter-bank deposits were up (pound)0.9 billion.

Customer accounts were up (pound)21.7 billion, 12%, at (pound)199.0 billion. Excluding repos, deposits rose (pound)24.0 billion, 15%, to (pound)181.5 billion with growth across all divisions. The Mellon acquisition contributed (pound)10.1 billion to this increase. Repos declined by (pound)2.3 billion, 11% to (pound)17.5 billion, mainly as a result of a switch to bank repos.

Debt securities in issue were up (pound)11.3 billion, 58%, at (pound)30.7 billion primarily to meet the Group's funding requirements.

Other liabilities increased by (pound)5.1 billion, 12% to (pound)46.8 billion mainly reflecting higher settlement balances, up (pound)3.6 billion, and short positions, up (pound)1.8 billion partially offset by a decrease in the mark-to-market value of derivatives.

Subordinated liabilities were up (pound)1.3 billion, 12% to (pound)11.7 billion. New euro, sterling and US dollar denominated issues of (pound)1.9 billion were partly offset by maturing US dollar and sterling denominated loan capital.

Shareholders' funds were up (pound)4.5 billion, 19% to (pound)27.6 billion principally due to retentions of (pound)0.8 billion and the issue of (pound)3.1 billion of equity and non-equity shares. In July 2001, 140 million new ordinary shares were issued through a market placing to fund the Mellon acquisition raising (pound)2.1 billion before expenses. In addition, the Group issued (pound)0.3 billion US dollar denominated preference shares and (pound)0.8 billion US dollar denominated perpetual regulatory tier one securities in June 2001 and August 2001 respectively. The issue of new ordinary shares in respect of the exercise of share options and in lieu of dividends added (pound)0.4 billion to shareholders' funds.

Analysis of loans and advances to customers by geographical area and type of customer

The following table analyses loans (including instalment credit and finance lease receivables), by geographical area and type of customer at 31 December 2001, 31 December 2000 and 31 December 1999:

-------------------------------------------------------------------------------------------------
                                                                        31 December
                                                           -----------------------------------
                                                               2001         2000          1999*
                                                               ----         ----          ----
                                                           (pound)m     (pound)m       pound)m
Loans and advances to customers

UK
Central and local government                                    706        1,957         1,980
Manufacturing                                                 7,401        6,806         6,327
Construction                                                  3,018        2,615         2,223
Finance                                                       8,517        9,944         9,022
Service industries                                           19,169       17,242        16,284
Agriculture, forestry and fishing                             2,391        2,373         2,310
Property                                                     12,274       10,415         9,082
Business and other services                                   5,864        3,661         3,467
Individuals  - home mortgages                                36,976       32,600        28,907
             - other                                         20,076       17,881        14,837
Instalment credit and other loans                             5,347        4,929         5,080
Finance leases                                                5,911        5,887         5,840
                                                           --------    ---------      --------
Total domestic                                              127,650      116,310       105,359
Overseas residents                                           24,164       19,257        13,579
                                                           --------    ---------      --------
Total UK offices                                            151,814      135,567       118,938
                                                           --------    ---------      --------

Overseas
US                                                           29,230       23,050        15,340
Rest of the world                                            13,093       12,598        11,998
                                                           --------    ---------      --------
Total overseas offices                                       43,323       35,648        27,338
                                                           --------    ---------      --------

Loans and advances to customers - gross                     194,137      171,215       146,276
Provisions for bad and doubtful debts                        (3,645)      (3,139)       (3,134)
                                                           --------    ---------      --------
Loans and advances to customers - net                       190,492      168,076       143,142
                                                           --------    ---------      --------

Loans and advances to customers - gross                     194,137      171,215       146,276
Less: reverse repurchase agreements and stock borrowing     (11,588)     (13,700)      (12,152)
                                                           --------    ---------      --------
                                                            182,549      157,515       134,124
                                                           --------    ---------      --------
-------------------------------------------------------------------------------------------------

* The analysis at 31 December 1999 is on a pro forma basis.

Risk elements in lending and potential problem loans

The Group's loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the SEC. The following table shows the estimated amount of loans which would be reported using the SEC's classifications. The figures incorporate estimates and are stated before deducting the value of security held or related provisions.

---------------------------------------------------------------------------------------------------
                                                                          31 December
                                                            ------------------------------------
                                                                2001          2000         1999*
                                                                ----          ----         ----
                                                            (pound)m      (pound)m     (pound)m
Loans accounted for on a non-accrual basis: (1)
  Domestic (2)                                                 2,829         2,482        2,462
  Foreign                                                        737           344          629
                                                            --------      --------     --------
  Total                                                        3,566         2,826        3,091
                                                            --------      --------     --------
Accruing loans which are contractually overdue
  90 days or more as to principal or interest: (3)
  Domestic                                                       643           662          558
  Foreign                                                        142           168          144
                                                            --------      --------     --------
  Total                                                          785           830          702
                                                            --------      --------     --------
Loans not included above which are classified as
  'troubled debt restructurings' by the SEC:
  Domestic                                                        26            43           22
  Foreign                                                        116           122          110
                                                            --------      --------     --------
  Total                                                          142           165          132
                                                            --------      --------     --------
Total risk elements in lending                                 4,493         3,821        3,925
                                                            --------      --------     --------
Closing provisions for bad and doubtful debts as
  a % of total risk elements in lending                           81%           83%          80%
                                                            --------      --------     --------
Risk elements in lending as a % of gross loans
  and advances to customers                                     2.31%         2.23%        2.68%
                                                            --------      --------     --------
---------------------------------------------------------------------------------------------------

   The figures at 31 December 1999 are on a pro forma basis.

Notes:
(1) The Group's UK banking subsidiary undertakings account for loans on a non-accrual basis only from the point in time at which the collectability of interest is in significant doubt. Certain subsidiary undertakings of the Company generally account for loans on a non-accrual basis when interest or principal is past due 90 days.
(2) NatWest Home Loans Limited includes in this category the total value of loans which are subject to claims under Mortgage Guarantee Insurance policies in force.
(3) Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.


Loans that are current as to payment of principal and interest and not reflected in the above table, but in respect of which management has serious doubts as to the ability of the borrower to comply with contractual repayment terms, totalled approximately (pound)1,080 million at 31 December 2001 ((pound)772 million at 31 December 2000). Substantial security is held in respect of these loans and appropriate provisions have already been made in accordance with the Group's provisioning policy for bad and doubtful debts.

The classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not necessarily indicate that the principal of the loan is uncollectable in whole or in part as this depends in each case on the individual circumstances of the loan, including the adequacy of any collateral securing the loan. Therefore, classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not always require that a provision be made against such a loan. In accordance with the Group's provisioning policy for bad and doubtful debts, it is considered that adequate provisions for the above risk elements in lending have been made in the financial statements.

Provisions for bad and doubtful debts - pro forma basis

The following table shows the elements of provisions for bad and doubtful debts for each of the three years ended 31 December 2001:

------------------------------------------------------------------------------------------------------------------------
                                                                      Year ended 31 December
                                          -----------------------------------------------------------------------------
                                                    2001                       2000                      1999*
                                                    ----                       ----                      ----
                                            Specific       General     Specific      General     Specific      General
                                            --------       -------     --------      -------     --------      -------
                                            (pound)m      (pound)m     (pound)m     (pound)m     (pound)m     (pound)m
Provisions at 1 January
  Domestic                                     2,034           336        2,019          344        2,050          343
  Foreign                                        551           232          567          222          776          246
                                            --------      --------     --------     --------     --------     --------
                                               2,585           568        2,586          566        2,826          589
                                            ----------------------     ---------------------     ---------------------
                                                     3,153                      3,152                      3,415
Currency translation and other adjustments
  Domestic                                         4             -           11          (12)          13           (1)
  Foreign                                         10             3           39            4            1           (9)
                                            --------      --------     --------     --------     --------     --------
                                                  14             3           50           (8)          14          (10)
                                            --------      --------     --------     --------     --------     --------
Acquisitions of businesses
  Domestic                                        83             -           (4)          (2)          (3)           -
  Foreign                                        138            33           59            2           25            -
                                            --------      --------     --------     --------     --------     --------
                                                 221            33           55            -           22            -
                                            --------      --------     --------     --------     --------     --------
Amounts written-off
  Domestic                                      (645)                      (677)                     (721)
  Foreign                                       (190)                      (217)                     (336)
                                            --------                   --------                  --------
                                                (835)                      (894)                   (1,057)
                                            --------                   --------                  --------
Recoveries of amounts written-off
  in previous periods
  Domestic                                        54                        173                       221
  Foreign                                         26                         23                        21
                                            --------                   --------                  --------
                                                  80                        196                       242
                                            --------                   --------                  --------
Charged to profit and loss account
  Domestic                                       593             8          512            6          459            2
  Foreign                                        381             2           80            4           80          (15)
                                            --------      --------     --------     --------     --------     --------
                                                 974            10          592           10          539          (13)
                                            --------      --------     --------     --------     --------     --------
Provisions at 31 December (1)
  Domestic                                     2,123           344        2,034          336        2,019          344
  Foreign                                        916           270          551          232          567          222
                                            --------      --------     --------     --------     --------     --------
                                               3,039           614        2,585          568        2,586          566
                                            ----------------------     ---------------------     ---------------------
                                                     3,653                      3,153                     3,152
                                            ----------------------     ---------------------     ---------------------
Gross loans and advances to customers (2)
  Domestic                                         123,756                    112,687                    100,141
  Foreign                                           58,793                     44,828                     33,983
                                            ----------------------     ---------------------     ---------------------
                                                   182,549                    157,515                    134,124
                                            ----------------------     ---------------------     ---------------------
Closing customer provisions as a % of
  gross loans and advances to customers (3)
Domestic                                              1.99%                      2.10%                     2.36%
Foreign                                               2.00%                      1.72%                     2.27%
Total                                                 2.00%                      1.99%                     2.34%

Customer charge against profit as a % of
  gross loans and advances to customers
Domestic                                              0.49%                      0.46%                     0.46%
Foreign                                               0.65%                      0.19%                     0.21%
Total                                                 0.53%                      0.38%                     0.40%
-------------------------------------------------------------------------------------------------------------------------
* The figures for the year ended 31 December 1999 are on a pro forma basis.

Notes:

(1)  Includes closing provisions against loans and advances to banks of (pound)8 million (31 December 2000 -
     (pound)14 million; 31 December 1999 - (pound)18 million).

(2)  Excludes reverse repurchase agreements and stock borrowing of (pound)11,588 million (31 December
     2000 - (pound)13,700 million; 31 December 1999 - (pound)12,152 million).

(3)  Closing customer provisions exclude closing provisions against loans and advances to banks.

Derivation of unaudited pro forma consolidated profit and loss account - year ended 31 December 2000

-------------------------------------------------------------------------------------------------------------------------------
                                                   Statutory         Conforming      Notes on                         Pro forma
                                             profit and loss             period         pages      Pro forma    profit and loss
                                                 account (i)    adjustmnts (ii)     73 and 74    adjustments      account (iii)
                                             ---------------    ---------------    ----------    -----------    ---------------
                                                    (pound)m           (pound)m                     (pound)m           (pound)m

Interest receivable                                   14,494                155         5                (23)            14,626
Interest payable                                      (8,707)                (7)       4,5                17             (8,697)
                                             ---------------    ---------------                  -----------    ---------------
Net interest income                                    5,787                148                           (6)             5,929
                                             ---------------    ---------------                  -----------    ---------------
Dividend income                                           54                 (2)        5                 (6)                46
Fees and commissions receivable                        3,885                235         5                (41)             4,079
Fees and commissions payable                            (746)               (65)        5                  7               (804)
Dealing profits                                        1,003                121         5                  7              1,131
Other operating income                                   959                 41         5                 (2)               998
                                             ---------------    ---------------                  -----------    ---------------
                                                       5,155                330                          (35)             5,450
                                             ---------------    ---------------                  -----------    ---------------
General insurance premium income
 - earned premiums                                     1,608               (262)                                          1,346
 - reinsurance                                          (442)                75                                            (367)
                                             ---------------    ---------------                  -----------    ---------------
                                                       1,166               (187)                           -                979
                                             ---------------    ---------------                  -----------    ---------------
Non-interest income                                    6,321                143                          (35)             6,429
                                             ---------------    ---------------                  -----------    ---------------
Total income                                          12,108                291                          (41)            12,358
                                             ---------------    ---------------                  -----------    ---------------
Administrative expenses
 - staff costs                                        (3,547)              (222)      3,5,6              329             (3,440)
 - premises and equipment                               (817)               (32)       5,6                10               (839)
 - other                                              (1,615)               (55)      5,6,8              104             (1,566)
Depreciation                                            (786)               (19)        5                 36               (769)
                                             ---------------    ---------------                  -----------    ---------------
Operating expenses                                    (6,765)              (328)                         479             (6,614)
                                             ---------------    ---------------                  -----------    ---------------
Profit before other operating charges                  5,343                (37)                         438              5,744
General insurance claims
 - gross claims                                       (1,205)               223                                            (982)
 - reinsurance                                           347                (63)                                            284
                                             ---------------    ---------------                  -----------    ---------------
                                                        (858)               160                                            (698)
                                             ---------------    ---------------                  -----------    ---------------
Profit before provisions for bad and
  doubtful debts                                       4,485                123                          438              5,046
Provisions for bad and doubtful debts                   (629)                27                            -               (602)
Amounts written off investments                          (42)                (5)        5                  4                (43)
                                             ---------------    ---------------                  -----------    ---------------
Operating profit before goodwill
  amortisation and integration costs                   3,814                145                          442              4,401
Goodwill amortisation                                   (541)                (3)       2,5               (96)              (640)
Integration costs                                          -                  -         6               (434)              (434)
Profit on disposal of businesses                         100               (100)        5                  -                  -
                                             ---------------    ---------------                  -----------    ---------------
Profit on ordinary activities before tax               3,373                 42                          (88)             3,327
Tax on profit on ordinary activities                  (1,157)               (16)      3,4,5                2             (1,171)
                                             ---------------    ---------------                  -----------    ---------------
Profit on ordinary activities after tax                2,216                 26                          (86)             2,156
Minority interests                                       (47)                (5)        7                 (2)               (54)
                                             ---------------    ---------------                  -----------    ---------------
Profit for the financial period                        2,169                 21                          (88)             2,102
Preference dividends                                    (322)                22        4,7               (28)              (328)
                                             ---------------    ---------------                  -----------    ---------------
Profit attributable to ordinary shareholders           1,847                 43                         (116)             1,774
                                             ===============    ===============                  ===========    ===============

Profit attributable to ordinary  shareholders -
UK GAAP                                                1,847                                                              1,774
US GAAP adjustments (net)                                494                            9                                   707
                                             ---------------                                                    ---------------
Net income available for ordinary shareholders
 - US GAAP                                             2,341                                                              2,481
                                             ===============                                                    ===============
                                                       pence                                                              pence

Basic earnings per share - UK GAAP                      90.0                                                               66.7
                                             ---------------                                                    ---------------
Diluted earnings per share - UK GAAP                    88.9                                                               66.0
                                             ---------------                                                    ---------------
Basic earnings per share - US GAAP                     114.0                            9                                  93.3
                                             ---------------                                                    ---------------
Diluted earnings per share - US GAAP                   112.6                            9                                  92.3
                                             ---------------                                                    ---------------
-------------------------------------------------------------------------------------------------------------------------------

Notes:
(i) This column represents the statutory consolidated profit and loss account of the Group for the 15 months ended 31 December 2000.
(ii)  Conforming period adjustments are to arrive at the year ended
      31 December 2000:
      - to exclude the consolidated profit and loss account of the Group for the three months ended 31 December 1999
      - to include the consolidated profit and loss account of NatWest for the period from 1 January 2000 to the date of acquisition, 6 March 2000
(iii) This column represents the pro forma consolidated profit and loss account of the Group for the year ended 31 December 2000.

Derivation of unaudited pro forma consolidated profit and loss account - year ended 31 December 1999

------------------------------------------------------------------------------------------------------------------------
                                               RBS                     NatWest
                                         statutory                   statutory                              Pro forma
                                        profit and   Conforming     profit and    Notes on                 profit and
                                              loss       period           loss       pages    Pro forma          loss
                                       account (i)  adjustments  account (iii)   73 and 74  adjustments  account (iv)
                                       -----------  -----------  -------------  ----------  -----------  ------------
                                          (pound)m     (pound)m       (pound)m                 (pound)m      (pound)m

Interest receivable                          4,853           18          7,847       5             (350)       12,368
Interest payable                            (3,105)          73         (4,227)     4,5             165        (7,094)
                                       -----------  -----------  -------------              -----------  ------------
Net interest income                          1,748           91          3,620                     (185)        5,274
                                       -----------  -----------  -------------              -----------  ------------
Dividend income                                 34            1             19       5              (17)           37
Fees and commissions receivable              1,081           33          2,809       5             (326)        3,597
Fees and commissions payable                  (129)          (7)          (575)      5               36          (675)
Dealing profits                                199            7            844       5              (23)        1,027
Other operating income                         459          (16)           798       5             (168)        1,073
                                       -----------  -----------  -------------              -----------  ------------
                                             1,644           18          3,895                     (498)        5,059
                                       -----------  -----------  -------------              -----------  ------------
General insurance premium income
 - earned premiums                             869           60                                                  929
 - reinsurance                                (159)         (38)                                                (197)
                                       -----------  -----------  -------------              -----------  ------------
                                               710           22              -                        -           732
                                       -----------  -----------  -------------              -----------  ------------
Non-interest income                          2,354           40          3,895                     (498)        5,791
                                       -----------  -----------  -------------              -----------  ------------
Total income                                 4,102          131          7,515                     (683)       11,065
                                       -----------  -----------  -------------              -----------  ------------

Administrative expenses
 - staff costs                              (1,012)         (21)        (2,740)    3,5,6            261        (3,512)
 - premises and equipment                     (271)           2           (716)     5,6              93          (892)
 - other                                      (460)         (19)        (1,057)    5,6,8            131        (1,405)
Depreciation                                  (278)           9           (510)      5               25          (754)
                                       -----------  -----------  -------------              -----------  ------------
Operating expenses                          (2,021)         (29)        (5,023)                     510        (6,563)
                                       -----------  -----------  -------------              -----------  ------------
Profit before other operating charges        2,081          102          2,492                     (173)        4,502
General insurance
 - gross claims                               (720)         (44)                                                (764)
 - reinsurance                                 130           33                                                  163
                                       -----------  -----------  -------------              -----------  ------------
                                              (590)         (11)             -                        -          (601)
Profit before provisions for bad and
  doubtful debts                             1,491           91          2,492                     (173)        3,901
Provisions for bad and doubtful debts         (266)         (22)          (237)                      (1)         (526)
Amounts written off investments                (13)           -            (23)      5               20           (16)
                                       -----------  -----------  -------------              -----------  ------------
Operating profit before goodwill
  amortisation                               1,212           69          2,232                     (154)        3,359
Goodwill amortisation                           (1)          (4)           (51)     2,5            (525)         (581)
Integration costs                                -            -              -       6             (113)         (113)
Profit on disposal of businesses                 -          100             82       5             (182)            -
                                       -----------  -----------  -------------              -----------  ------------
Profit on ordinary activities before
  tax                                        1,211          165          2,263                     (974)        2,665
Tax on profit on ordinary activities          (361)         (53)          (584)    3,4,5             81          (917)
                                       -----------  -----------  -------------              -----------  ------------
Profit on ordinary activities after tax        850          112          1,679                     (893)        1,748
Minority interests                               6            1            (11)      7              (39)          (43)
                                       -----------  -----------  -------------              -----------  ------------
Profit for the financial period                856          113          1,668                     (932)        1,705
Preference dividends                           (80)         (12)           (39)     4,7            (164)         (295)
                                       -----------  -----------  -------------              -----------  ------------
Profit attributable to ordinary
  shareholders                                 776          101          1,629                   (1,096)        1,410
                                       ===========  ===========  =============              ===========  ============

Profit attributable to ordinary
  shareholders
- UK GAAP                                      776                                                             1,410
US GAAP adjustments (net)                      (98)                                 9                             82
                                       -----------                                                       ------------
Net income available for ordinary
 shareholders - US GAAP                        678                                                             1,492
                                       -----------                                                       ------------

                                             pence                                                              pence

Basic earnings per share - UK GAAP            87.8                                                              53.5
                                       -----------                                                       ------------
Diluted earnings per share - UK GAAP          86.6                                                              53.3
                                       -----------                                                       ------------
Basic earnings per share - US GAAP            76.7                                  9                           56.5
                                       -----------                                                       ------------
Diluted earnings per share - US GAAP          75.7                                  9                           55.9
                                       -----------                                                       ------------
----------------------------------------------------------------------------------------------------------------------

Notes:

(i) This column represents the statutory consolidated profit and loss account of The Royal Bank of Scotland Group plc for the year ended 30 September 1999, as published on 1 March 2001.
(ii) Conforming period adjustments are to arrive at the year ended 31 December 1999:
      - to exclude the consolidated profit and loss account of RBS for the three months ended 31 December 1998
      - to include the consolidated profit and loss account of RBS for the three months ended 31 December 1999
(iii) This column represents the statutory consolidated profit and loss account of NatWest for the year ended 31 December 1999, as published on 1 March 2001.
(iv) This column represents the pro forma consolidated profit and loss account of the Group for the year ended 31 December 1999.

Notes to the derivation of unaudited pro forma consolidated profit and loss account

The pro forma consolidated profit and loss accounts above incorporate the effect of the following:

1. They include the results of NatWest from 1 January 1999 and assume that the fair value adjustments were made on 31 December 1998.

2. Goodwill arising on the acquisition of NatWest, of (pound)11,483 million, has been amortised over its estimated economic life of 20 years from 1 January 1999 resulting in goodwill amortisation of (pound)574 million per annum.

     Goodwill arising on other acquisitions made by the Group after 1 January 1999 has been amortised from the effective dates of acquisition, generally also over 20 years. Goodwill arising on acquisitions prior to 1 January 1999 was written off directly to reserves and has not been reinstated, as permitted by FRS 10.

3. A surplus of (pound)1,070 million in NatWest Pension Funds has been amortised, from 1 January 1999, over the estimated average remaining service life of members of the schemes. The adjustment has been reflected in 'Staff costs'.

4. An adjustment has been made to reflect the net funding of the acquisition of NatWest as if acquired on 1 January 1999. The net funding comprises cash paid and loan notes issued to NatWest shareholders of (pound)7,349 million and fees and expenses relating to the acquisition of (pound)176 million less net proceeds of (pound)3,910 million from the issue of new ordinary and preference shares and (pound)20 million of proceeds from the exercise of options over NatWest ordinary shares. The adjustment impacts 'Interest payable' and 'Preference dividends'.

5. The results of businesses disposed of since 1 January 1999 and the profit arising on their sale have been excluded from the pro forma accounts. The principal disposals were RBS Trust Bank, Gartmore and the venture capital investments of NatWest. The dis-aggregation of the profits of these businesses are reflected across all captions, except minority interests and preference dividends, in the pro forma consolidated profit and loss account. A funding adjustment, impacting 'Interest payable', has been made to recognise the benefit of estimated net proceeds assuming that these funds were received on 1 January 1999.

6. All expenditure incurred to integrate the Group's existing operations with those of NatWest and relating to projects and initiatives to achieve the cost reduction and income enhancement targets set in connection with the acquisition of NatWest have been eliminated from 'Operating expenses' and shown separately under the caption 'Integration costs'.

7.   Preference dividends of NatWest represent minority interests in the Group.

8. Bid defence costs incurred by NatWest, during the years ended 31 December 1999 and 2000, have been excluded from the pro forma consolidated profit and loss account.

Notes to the derivation of unaudited pro forma consolidated profit and loss account (continued)

9.   Reconciliation between UK and US GAAP - pro forma basis

     The pro forma consolidated profit and loss accounts are prepared in accordance with UK GAAP which differs in certain respects from US GAAP; the differences in accounting principles are set out in Note 52 to the Consolidated Financial Statements. The differences are summarised as follows:

------------------------------------------------------------------------------------------------------
 Pro forma basis                                                      Year ended 31 December
                                                                     ------------------------
                                                                         2000            1999
                                                                         ----            ----
                                                                     (pound)m        (pound)m
Consolidated statement of income - net income

Profit for the financial period - UK GAAP                               2,102           1,705
Adjustments in respect of:
  Goodwill                                                                 19               -
  Restructuring and exit costs in relation to acquisitions                 28               -
  Gain on disposal of businesses                                          200              11
  Property depreciation                                                    11             (24)
  Property disposals                                                       75              52
  Loan fees and costs                                                      (1)             (9)
  Pension costs                                                           295              14
  Long-term assurance business                                            134             (65)
  Leasing                                                                 (26)            (19)
  Internal derivative hedges                                               87            (145)
  Software development costs                                              147             237
  Year 2000 costs                                                           -              (7)
  Tax effect on the above adjustments                                    (232)             31
  Deferred taxation                                                       (30)              6
                                                                      --------       --------
Net income for the financial period - US GAAP                           2,809           1,787
Preference dividends                                                     (328)           (295)
                                                                      --------       --------
Net income available for ordinary shareholders - US GAAP                2,481           1,492
                                                                      --------       --------
Weighted average number of ordinary shares (millions)                   2,660           2,643
                                                                      --------       --------
Diluted weighted average number of ordinary shares (millions)           2,688           2,671
                                                                      --------       --------

                                                                        pence           pence

Basic earnings per ordinary share - US GAAP                              93.3            56.5
                                                                      --------       --------
Diluted earnings per ordinary share - US GAAP                            92.3            55.9
                                                                      --------       --------
-----------------------------------------------------------------------------------------------------

Description of assets and liabilities

Assets

Loan portfolio

The Group's loan portfolio consists of loans (including overdraft facilities) and instalment credit and finance lease receivables. Overdraft facilities provide the customer with a demand deposit account and demand credit facility combined in a single checking (current) account. An overdraft is effected whenever a customer's drawings on a demand deposit account exceed the credit balance of the account, the balance of which may alternate between debit and credit. While overdrafts are contractually repayable on demand unless a fixed term has been agreed, in practice customers will from time to time make deposits into the account, thereby reducing indebtedness or increasing a credit balance in accordance with their business requirements. Borrowing limits on the overdraft facility are established, and full repayment is required only if the customer fails to honour the conditions on which the limit was granted or his financial position has so deteriorated that it is necessary to take protective action. Overdraft facilities are usually reviewed at least annually. Interest is generally calculated on the daily outstanding balance by reference to the Group's base rate and is typically charged monthly. Overdrafts accounted for approximately 12.6% of the Group's total domestic loan portfolio at 31 December 2001 (31 December 2000 - 11.0%; 30 September 1999 - 10.8%).

Analysis of loans and advances to customers by geographical area and type of customer

The following table analyses loans and advances to customers (including instalment credit and finance lease receivables) of UK and overseas offices by customer and geographical area at 31 December 2001, 31 December 2000, 30 September 1999, 30 September 1998 and 30 September 1997.

---------------------------------------------------------------------------------------------------------------------
                                                           31 December                         30 September
                                                ----------------------------- --------------------------------------
                                                         2001          2000            1999         1998       1997
                                                         ----          ----            ----         ----       ----
                                                     (pound)m      (pound)m        (pound)m     (pound)m   (pound)m

UK
Central and local government                              706         1,957             150           78        116
Manufacturing                                           7,401         6,806           2,715        2,075      1,739
Construction                                            3,018         2,615             648          543        404
Finance                                                 8,517         9,944           2,891        2,197      3,100
Service industries                                     19,169        17,242           5,585        4,968      4,660
Agriculture, forestry and fishing                       2,391         2,373             673          643        613
Property                                               12,274        10,415           3,668        2,935      2,617
Business and other services                             5,864         3,661           2,477        2,011      2,140
Individuals  - home mortgages                          36,976        32,600           9,544        8,317      7,371
             - other                                   20,076        17,881           6,283        4,550      3,530
Instalment credit and other loans                       5,347         4,929           1,059          900        856
Finance leases                                          5,911         5,887           2,555        2,587      2,569
                                                 ------------    -----------     -----------   ----------  ---------
Total domestic                                        127,650       116,310          38,248       31,804     29,715
Overseas residents                                     24,164        19,257           2,799        2,248      1,880
                                                 ------------    -----------     -----------   ----------  ---------
Total UK offices                                      151,814       135,567          41,047       34,052     31,595
                                                 -------------   -----------     -----------   ----------  ---------

Overseas
US                                                     29,230        23,050           6,807        5,811      6,063
Rest of the World                                      13,093        12,598           2,223        1,787      1,407
                                                 -------------   -----------     -----------   ----------  ---------
Total overseas offices                                 42,323        35,648           9,030        7,598      7,470
                                                 -------------   -----------     -----------   ----------  ---------

Loans and advances to customers - gross               194,137       171,215          50,077       41,650     39,065
Provisions for bad and doubtful debts                  (3,645)       (3,139)           (737)        (633)     (459)
                                                 -------------   -----------     -----------   ----------  ---------
Loans and advances to customers - net                 190,492       168,076          49,340       41,017     38,606
                                                 -------------   -----------     -----------   ----------  ---------
---------------------------------------------------------------------------------------------------------------------

For further information regarding the Group's operations by geographical area, see Note 48 to the Consolidated Financial Statements.

Lending concentrations

One of the principal factors influencing the quality of the Group's earnings is the diversification of its loan portfolio by geographical area within the UK, by industry classification and by individual customer. The spread of the Group's assets reduces concentration of risk.

The Group's exposure to risk from its lending is widely diversified both geographically and by industry. With the exception of lending for home mortgages and other personal loans in the UK, there were no loan concentrations in any individual sector or industry which exceeded 10% of total loans to customers (before provisions). Instalment credit loans and direct finance leases are largely conducted through the consumer and industrial finance businesses of Lombard North Central PLC.

Analysis of loans and advances to customers by maturity

The following table analyses loans (including instalment credit and finance lease receivables) to customers at 31 December 2001, by maturity. Overdrafts are included in the 'Within 1 year' category.

----------------------------------------------------------------------------------------------------------------------
                                                                                  31 December 2001
                                                                 ----------------------------------------------------
                                                                                   After 1
                                                                     Within      but within       After
                                                                     1 year         5 years     5 years       Total
                                                                     ------         -------     -------       -----
UK                                                                 (pound)m        (pound)m    (pound)m    (pound)m
Central and local government                                            688              10           8         706
Manufacturing                                                         5,063             835       1,503       7,401
Construction                                                          1,863             573         582       3,018
Finance                                                               4,881             541       3,095       8,517
Service industries                                                    9,154           3,744       6,271      19,169
Agriculture, forestry and fishing                                     1,466             427         498       2,391
Property                                                              2,998           3,174       6,102      12,274
Business and other services                                           2,832           1,113       1,919       5,864
Individuals  - home mortgages                                         1,077           3,069      32,830      36,976
             - other                                                 10,501           8,024       1,551      20,076
Instalment credit and other loans                                     1,950           2,978         419       5,347
Finance leases                                                          455           1,746       3,710       5,911
                                                                  ----------      ----------   ---------   ---------
Total domestic                                                       42,928          26,234      58,488     127,650
Overseas residents                                                   11,655           6,646       5,863      24,164
                                                                  ----------      ----------   ---------   ---------
Total UK offices                                                     54,583          32,880      64,351     151,814
                                                                  ----------      ----------   ---------   ---------

Overseas offices
US                                                                   13,665          10,514       5,051      29,230
Rest of the World                                                     8,239           2,660       2,194      13,093
                                                                  ----------      ----------   ---------   ---------
Total overseas offices                                               21,904          13,174       7,245      42,323
                                                                  ----------      ----------   ---------   ---------
Loans and advances to customers - gross                              76,487          46,054      71,596     194,137
                                                                  ----------      ----------   ---------   ---------
Provisions for bad and doubtful debts                                                                        (3,645)
                                                                                                           ---------
Loans and advances to customers - net                                                                       190,492
                                                                                                           ---------

Fixed rate                                                           36,169        13,127        12,986      62,282
Variable rate                                                        40,318        32,927        58,610     131,855
                                                                  ----------      ----------   ---------   ---------
Gross loans and advances to customers - by maturity                  76,487        46,054        71,596     194,137
                                                                  ----------      ----------   ---------   ---------
----------------------------------------------------------------------------------------------------------------------

Cross border outstandings

Cross border outstandings consist of loans to banks and customers (including instalment credit and finance lease receivables) acceptances and other monetary assets, including non-local currency claims of overseas offices on local residents. The Group monitors the geographical breakdown of outstandings based on the country of domicile of the borrower or guarantor of ultimate risk.

Cross border outstandings in excess of 0.75% of total assets

The table below sets out the Group's cross border outstandings in excess of 0.75% of Group total assets (including acceptances) of (pound)371,558 million (31 December 2000 - (pound)320,834 million; 30 September 1999 - (pound)89,746 million). None of these countries has experienced repayment difficulties which have required refinancing of outstanding debt.

------------------------------------------------------------------------------------------------------
                                                               Banks                       Commercial,
                             As % of                       and other     Governments    industrial and
                               total                       financial    and official     other private
                              assets         Total      institutions    institutions            sector
                              ------        -----       ------------    ------------            ------
                                   %       (pound)m         (pound)m        (pound)m          (pound)m
31 December 2001

United States                   2.40          8,901            2,473           2,009             4,419
Germany                         2.14          7,969            6,488             483               998
Cayman Islands                  1.48          5,501            1,581               -             3,920
France                          1.33          4,930            3,090             230             1,610
Netherlands                     1.24          4,596            3,400               -             1,196
Switzerland                     0.98          3,646            3,269               3               374

31 December 2000

United States                   2.03          6,520            4,006              13             2,501
Germany                         1.92          6,156            5,654              91               411
Japan                           1.21          3,891            3,327             133               431
Netherlands                     1.07          3,446            2,104               6             1,336
France                          1.03          3,310            2,375              62               873
Switzerland                     0.98          3,137            2,718               6               413
Cayman Islands                  0.90          2,878               40               -             2,838

30 September 1999

United States                   3.85          3,452            1,482             264             1,706
Germany                         3.49          3,135            2,880              39               216
France                          1.92          1,722            1,567              37               118
Belgium                         1.00            894              894               -                 -
Canada                          0.87            784              741              17                26
Spain                           0.84            756              676              43                37
------------------------------------------------------------------------------------------------------

Provisions for bad and doubtful debts

Provisioning policy

The Group's approach to managing credit risk is discussed under 'Credit risk' on page 118 and its accounting policy for loans and advances is set out on page
138. The Group establishes bad and doubtful debt provisions so as to record loans and advances at their expected ultimate net realisable value.

Specific provisions are made against loans when, as a result of reviews of the loan portfolios, it is considered that recovery is doubtful. Each portfolio is considered and monitored separately using a variety of systems, reports and models.

Homogeneous portfolios, including credit card receivables and mortgages, make up a significant proportion of the Group's loans. Provisions on these portfolios are calculated using a formulaic approach based on number of days in arrears and the predicted risk of loss on the loan.

For other portfolios, counterparties are assigned a credit grading which is mapped onto the Group scale. Credit grades are reviewed at least annually. Where deterioration is detected the credit is downgraded as appropriate. If it is determined that more intensive management is required, the credit is passed to a specialist unit. Specific provision is made where a review of the advance reveals that the creditworthiness of the borrower has undergone a significant deterioration and that recovery of the advance is in significant doubt taking account of available security. This review will also consider the cancellation or reduction of unutilised limits, appointment of an investigating accountant and other mitigating actions. The amount of the specific provision will reflect:

o the financial condition of the borrower
o the realisable value of any security
o the costs of recovery or realisation of security

The Group establishes a general provision through charges to the profit and loss account to cover losses that have not been specifically identified but are known from experience to be present in any portfolio of loans. The level of general provision reflects the size and diversity of the Group's loan portfolio, past experience, the current state of the economies in which the Group operates and the scope of specific provisioning procedures.

Bad and doubtful debt provisions made during the year (less amounts released and recoveries of amounts written-off in previous years) are charged against income. Where the collectibility of interest is in doubt it is not credited to the profit and loss account but to a suspense account. Loans classified as bad debts and any related suspended interest are written-down to their estimated net realisable value when it is identified that there is no realistic prospect of recovery of all or part of the loan.

There are differences between the provisioning policies of banks in the UK and the US. In the UK, loans and related accrued interest are written-off only when, as a matter of banking judgement, there is no realistic prospect of recovery. When management determines that a write-off is appropriate, the principal amount and accrued interest on the obligation are written down to estimated net realisable value. Interest receivable on loans is recognised as income as it accrues provided that its collectibility is not subject to significant doubt. In contrast, banks in the US typically cease accruing interest when loans become overdue by 90 days and recovery is doubtful, and write-off loans earlier. The effect of this difference is that the Group's gross lendings, its provisions for bad and doubtful debts and provision cover ratios are greater than would be the case using US practice.

Movements in provisions for bad and doubtful debts

The following table shows movements in provisions for bad and doubtful debts for each of the two years ended 31 December 2001, the three months ended 31 December 1999 and each of the three years ended 30 September 1999:

------------------------------------------------------------------------------------------------------------------------------------
                                                             3 months ended
                              Year ended 31 December           31 December                 Year ended 30 September
                        -----------------------------------                   ------------------------------------------------------
                               2001              2000              1999              1999             1998              1997
                        ----------------- ----------------- ----------------- ----------------- ----------------- ------------------
                        Specific  General Specific  General Specific  General Specific  General Specific  General Specific  General
                        --------  ------- --------  ------- --------  ------- --------  ------- --------  ------- --------  -------
                        (pound)m (pound)m (pound)m (pound)m (pound)m (pound)m (pound)m (pound)m (pound)m (pound)m (pound)m (pound)m
Provisions at beginning
  of period
    Domestic               2,034      336      416       68      367       66      283       64      257       59      275       58
    Foreign                  551      232      227      105      200      104      171      115       97       46      104       37
                        -------- -------- --------  ------- --------  ------- --------  ------- --------   ------   ------    ------
                           2,585      568      643      173      567      170      454      179      354      105      379       95
                        -------- -------- --------  ------- --------  ------- --------  ------- --------   ------   ------    ------
Total                         3,153               816               737               633               459                474
Currency translation and
  other adjustments
    Domestic                   4        -       12      (13)      (1)       1        -        -        -        -        -        -
    Foreign                   10        3       38        5       (1)       3       21      (11)      (9)       1        8      (12)
Acquisition/(disposal)
  of businesses
    Domestic                  83        -    1,596      275        1        1        -        -        -        -        -        -
    Foreign                  138       33      375      119       25       (2)       -        -      (12)       1        -       21
Amounts written-off
    Domestic                (645)       -     (599)       -      (35)       -     (175)       -     (144)       -     (166)       -
    Foreign                 (190)       -     (185)       -       (5)       -      (51)       -      (26)       -      (38)       -
Recoveries of amounts
  written-off in
  previous years
    Domestic                  54        -      142        -       10        -       44        -       20        -       20        -
    Foreign                   26        -       22        -        3        -       10        -       15        -       13        -
Charged to profit and
  loss account
    Domestic                 593        8      467        6       74        -      215        2      150        5      128        1
    Foreign (1)              381        2       74        3        5        -       49        -      106       67       10        -
                        -------- -------- --------  ------- --------  ------- --------  ------- --------   ------   ------    ------
Provisions at end of
  period
    Domestic               2,123      344    2,034      336      416       68      367       66      283       64      257       59
    Foreign                  916      270      551      232      227      105      200      104      171      115       97       46
                        -------- -------- --------  ------- --------  ------- --------  ------- --------   ------   ------    ------
                           3,039      614    2,585      568      643      173      567      170      454      179      354      105
                        -------- -------- --------  ------- --------  ------- --------  ------- --------   ------   ------    ------

Total                         3,653             3,153               816               737               633                459
                        ----------------- ----------------- ----------------- ----------------- ------------------ -----------------
------------------------------------------------------------------------------------------------------------------------------------

Note:
(1) The year ended 30 September 1998 includes (pound)66 million specific provisions and (pound)66 million general provisions for bad and doubtful debts in respect of exposures in the Far East, which were treated as exceptional items.

Loans and advances to customers and provisions for bad and doubtful debts

The following table presents additional information with respect to provisions for bad and doubtful debts at and for the years ended 31 December 2001, 31 December 2000, 30 September 1999, 30 September 1998 and 30 September 1997:

---------------------------------------------------------------------------------------------------------------------------

                                                                 31 December                      30 September
                                                          -----------------------      --------------------------------
                                                                 2001        2000          1999        1998        1997
                                                                 ----        ----          ----        ----        ----
                                                             (pound)m    (pound)m      (pound)m    (pound)m    (pound)m

Loans and advances to customers (gross)                       194,137     171,215        50,077      41,650      39,065
                                                           ----------  ----------      --------   ---------    --------

Provisions at end of period:
  Specific provisions - customers                               3,031       2,571           567         454         354
  Specific provisions - banks                                       8          14             -           -           -
  General provision                                               614         568           170         179         105
                                                           ----------  ----------      --------   ---------    --------
                                                                3,653       3,153           737         633         459
                                                           ----------  ----------      --------   ---------    --------
Customer provision at end of period as
  a percentage of loans and advances to
  customers at end of period:
  Specific provisions                                           1.56%       1.50%         1.13%       1.09%       0.91%
  General provision                                             0.32%       0.33%         0.34%       0.43%       0.27%
                                                           ----------  ----------      --------   ---------    --------
                                                                1.88%       1.83%         1.47%       1.52%       1.18%
                                                           ----------  ----------      --------   ---------    --------

Average loans and advances to customers (gross)               181,584     142,288        45,807      39,456      34,879
                                                           ----------  ----------      --------   ---------    --------

As a % of average loans and advances to
  customers during the period:
  Total customer provisions charged to profit
    and loss                                                    0.54%       0.39%         0.58%       0.83%       0.40%
                                                           ----------  ----------      --------   ---------    --------
  Amounts written-off (net of recoveries)
  - customers                                                   0.41%       0.44%         0.38%       0.34%       0.49%
                                                           ----------  ----------      --------   ---------    --------
---------------------------------------------------------------------------------------------------------------------------

Analysis of closing provisions for bad and doubtful debts by geographical area and type of customer

The following table analyses customer provisions for bad and doubtful debts by geographical area and type of domestic customer at 31 December 2001, 2000 and 1999, and at 30 September 1999, 1998 and 1997:

-----------------------------------------------------------------------------------------------------------------------------------
                                         31 December                                            30 September
                  -------------------------------------------------------- --------------------------------------------------------
                         2001                2000              1999               1999               1998               1997
                  ------------------ ------------------ ------------------ ------------------ ------------------ ------------------
                                % of               % of               % of               % of               % of               % of
                            loans to           loans to           loans to           loans to           loans to           loans to
                    Closing    total   Closing    total   Closing    total   Closing    total   Closing    total   Closing    total
                  provision    loans provision    loans provision    loans provision    loans provision    loans provision    loans
                  --------- -------- --------- -------- --------- -------- --------- -------- --------- -------- --------- --------
                   (pound)m        %  (pound)m        %  (pound)m        %  (pound)m        %  (pound)m        %  (pound)m        %
Domestic
Central and local
  government              -      0.4         -      1.1         -      0.2         -      0.3         -      0.3         -      0.3
Manufacturing           209      3.8       148      4.0        16      5.2        16      5.4        16      5.0         8      4.5
Construction             72      1.6        77      1.5         9      1.1         8      1.3         9      1.3        23      1.0
Finance                  73      4.4        75      5.8        16      6.3         4      5.8         3      5.3         3      7.9
Service industries      497      9.9       461     10.1        97     12.8        98     11.2        68     11.9        61     11.9
Agriculture,
  forestry
  and fishing            31      1.2        33      1.4         4      1.3         3      1.4         2      1.5         3      1.6
Property                 39      6.3        55      6.1        10      7.9        11      7.3        13      7.0        14      6.7
Business and other
  services              130      3.0       204      2.1        36      2.4        26      4.9        27      4.8        20      5.5
Individuals
 -  home mortgages       53     19.1        35     19.0        24     18.7        22     19.1        17     20.0         6     18.9
 -  other               855     10.3       797     10.5       191     12.1       167     12.5       121     10.9       110      9.0
Finance leases and
  instalment credit     164      5.8       149      6.3        13      6.7        12      7.2         7      8.4         9      8.8
                    -------   ------    ------   ------    ------   ------    ------   ------    ------  -------    ------   ------
Total domestic        2,123     65.8     2,034     67.9       416     74.7       367     76.4       283     76.4       257     76.1
Foreign                 908     34.2       537     32.1       227     25.3       200     23.6       171     23.6        97     23.9
                    -------   ------    ------   ------    ------   ------    ------   ------    ------  -------    ------   ------
Specific provisions   3,031    100.0     2,571    100.0       643    100.0       567    100.0       454    100.0       354    100.0
                              ------             ------             ------             ------            -------             ------
General provision       614                568                173                170                179                105
                    -------            -------            -------            -------             ------            -------
Total provisions      3,645              3,139                816                737                633                459
                    -------            -------            -------            -------             ------            -------
-----------------------------------------------------------------------------------------------------------------------------------

Write-offs

The following table shows amounts written-off for each of the two years ended 31 December 2001, the three months ended 31 December 1999 and each of the three years ended 30 September 1999:

-----------------------------------------------------------------------------------------------------------------------
                                                   Year ended        3 months ended
                                                  31 December           31 December       Year ended 30 September
                                           -------------------------                   ------------------------------
                                                  2001         2000            1999        1999       1998       1997
                                                  ----         ----            ----        ----       ----       ----
                                              (pound)m     (pound)m      (pound)m      (pound)m   (pound)m   (pound)m
Domestic
Manufacturing                                       61           55             1             4         11          5
Construction                                        19           30             2             5          5         11
Finance                                              8            5             -             1          2          1
Service industries                                  91          103             4            22         35         58
Agriculture, forestry and fishing                    5            5             1             1          2          1
Property                                            14            7             1             4          4          7
Business and other services                         85           43             1            16          6         21
Individuals - home mortgages                         3           12             3             9          5          3
            - others                               297          230            21           107         70         56
Finance leases and instalment credit                62          109             1             6          4          3
                                           -----------  -----------     ---------      --------    -------    -------
Total domestic                                     645          599            35           175        144        166
Foreign                                            190          185             5            51         26         38
                                           -----------  -----------     ---------      --------    -------    -------
Total write-offs                                   835*         784*           40           226        170        204
                                           -----------  -----------    ----------      --------    -------    -------
-----------------------------------------------------------------------------------------------------------------------

* Includes (pound)6 million relating to loans and advances to banks (year ended 31 December 2000 - (pound)5 million)


Recoveries

The following table shows recoveries of amounts written-off for each of the two years ended 31 December 2001, the three months ended 31 December 1999 and each of the three years ended 30 September 1999:

-----------------------------------------------------------------------------------------------------------------------
                                                   Year ended        3 months ended
                                                  31 December           31 December       Year ended 30 September
                                           -------------------------                   ------------------------------
                                                  2001         2000            1999        1999       1998       1997
                                                  ----         ----            ----        ----       ----       ----
                                              (pound)m     (pound)m        (pound)m    (pound)m   (pound)m   (pound)m
Domestic
Manufacturing                                        2         12                 4           2          1          1
Construction                                         1         13                 -           1          3          3
Finance                                              1          3                 -           8          1          1
Service industries                                   5         31                 1           4          5          8
Agriculture, forestry and fishing                    -          3                 -           -          -          -
Property                                             1          6                 -           -          1          1
Business and other services                          -         14                 -           -          1          -
Individuals - home mortgages                         -          -                 -           1          -          -
                 - others                           41         57                 5          28          8          6
Instalment credit                                    3          3                 -           -          -          -
                                             ---------   --------         ---------     -------    -------    -------
Total domestic                                      54        142                10          44         20         20
Foreign                                             26         22                 3          10         15         13
                                             ---------   --------         ---------     -------    -------    -------
Total recoveries                                    80        164                13          54         35         33
                                             ---------   --------         ---------     -------    -------    -------
-----------------------------------------------------------------------------------------------------------------------

For a discussion of the factors considered in determining the amount of the provisions, see 'Provisions for bad and doubtful debts', on page 78.

Risk elements in lending and potential problem loans

The Group's loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the SEC. The following table shows the estimated amount of loans which would be reported using the SEC's classifications. The figures incorporate estimates and are stated before deducting the value of security held or related provisions.

---------------------------------------------------------------------------------------------------------------------
                                                         31 December                        30 September
                                                  -----------------------      ---------------------------------
                                                      2001          2000           1999         1998        1997
                                                      ----          ----           ----         ----        ----
                                                  (pound)m      (pound)m       (pound)m     (pound)m    (pound)m
Loans accounted for on a non-accrual basis: (1)
    Domestic (2)                                     2,829         2,482            378          416         462
    Foreign                                            737           344            170          148          75
                                                   -------     ---------       --------     --------     -------
    Total                                            3,566         2,826            548          564         537
                                                   -------     ---------       --------     --------     -------
Accruing loans which are contractually past
  due 90 days or more as to
  principal or interest: (3)
    Domestic                                           643           662            322          311         217
    Foreign                                            142           168            110          117          14
                                                   -------     ---------       --------     --------     -------
    Total                                              785           830            432          428         231
                                                   -------     ---------       --------     --------     -------
Loans not included above which are classified
  as 'troubled debt restructurings' by the SEC:
    Domestic                                            26            43             13           15          13
    Foreign                                            116           122            104            5           -
                                                   -------     ---------       --------     --------     -------
    Total                                              142           165            117           20          13
                                                   -------     ---------       --------     --------     -------

Total risk elements in lending                       4,493         3,821          1,097        1,012         781
                                                   -------     ---------       --------     --------     -------

Closing provisions for bad and doubtful debts
  as a % of total risk elements in lending:
    Specific provisions                                67%           68%            52%          45%         45%
    General provisions                                 14%           15%            15%          18%         14%
                                                   -------     ---------       --------     --------     -------
    Total                                              81%           83%            67%          63%         59%
                                                   -------     ---------       --------     --------     -------
---------------------------------------------------------------------------------------------------------------------

Notes:
(1) The Group's UK banking subsidiary undertakings account for loans on a non-accrual basis only from the point in time at which the collectability of interest is in significant doubt. Certain subsidiary undertakings of the Company generally account for loans on a non-accrual basis when interest or principal is past due 90 days.
(2) NatWest Home Loans Limited includes in this category the total value of loans which are subject to claims under Mortgage Guarantee Insurance policies in force.
(3) Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.

Loans that are current as to payment of principal and interest and not reflected in the above table, but in respect of which management has serious doubts as to the ability of the borrower to comply with contractual repayment terms, totalled approximately (pound)1,080 million at 31 December 2001 (31 December 2000 - (pound)772 million). Of this amount, (pound)801 million related to domestic loans and (pound)279 million to foreign loans (31 December 2000 - (pound)699 million to domestic loans and (pound)73 million to foreign loans). Substantial security is held in respect of these loans and appropriate provisions have already been made in accordance with the Group's provisioning policy for bad and doubtful debts.

The classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not necessarily indicate that the principal of the loan is uncollectable in whole or in part as this depends in each case on the individual circumstances of the loan, including the adequacy of any collateral securing the loan. Therefore, classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not always require that a provision be made against such a loan. In accordance with the Group's provisioning policy for bad and doubtful debts, it is considered that adequate provisions for the above risk elements in lending have been made in the financial statements. Total provisions for bad and doubtful debts as a percentage of gross loans and advances to customers was 1.88% at 31 December 2001, up from 1.83% at 31 December 2000, principally due to new provisions exceeding the amounts written-off in the year.

Gross interest income not recognised, but which would have been recognised under the original terms of the non-accrual and restructured loans, amounted to (pound)173 million for the year ended 31 December 2001 (year ended 31 December 2000 - (pound)148 million; year ended 30 September 1999 - (pound)53 million) from domestic loans and (pound)60 million for the year ended 31 December 2001 (year ended 31 December 2000 - (pound)48 million; year ended 30 September 1999
- (pound)32 million) from foreign loans. Interest on non-accrual and restructured loans included in net interest income was (pound)42 million for the year ended 31 December 2001 (year ended 31 December 2000 - (pound)30 million; year ended 30 September 1999 - (pound)4 million) from domestic loans and (pound)14 million for the year ended 31 December 2001 (year ended 31 December 2000 - (pound)8 million; year ended 30 September 1999 - (pound)13 million) from foreign loans.

Liabilities

Deposits

A substantial portion of the Group's assets are funded by deposits, principally current accounts and various types of interest bearing deposit accounts, collected through the UK branch networks of RBS and NatWest, and through Citizens and Wealth Management. The remainder of the assets of the Group are funded by wholesale deposits, debt securities in issue, loan capital and shareholders' equity.

At 31 December 2001, 31 December 2000 and 30 September 1999, approximately 15.3%, 16.5% and 8.9% respectively, of domestic deposits were in non-interest bearing current accounts and approximately 46.0%, 42.9% and 57.8% respectively, of domestic deposits were interest bearing deposits repayable on demand. Interest bearing demand deposits are current accounts with credit balances and retail deposits repayable on demand, obtained primarily through the UK branch networks, and wholesale deposits repayable on demand, booked mainly within the Group's treasury operations. Interest rates applicable to such deposits are generally calculated on the basis of a margin under base rate. Deposits in currencies other than sterling are collected principally by Corporate Banking and Financial Markets, Citizens and Wealth Management. The former raises most of its deposits through the wholesale markets whereas Citizens' and Wealth Management's deposits are principally demand and savings deposits.

Savings deposits are specific products which are designed to attract larger savings from personal customers who do not require withdrawals on demand and therefore in general offer better rates of return than interest bearing demand deposits. At 31 December 2001, 31 December 2000 and 30 September 1999, approximately 9.6%, 11.0% and 7.5% respectively, of domestic deposits were in savings deposits.

Other time deposits are collected centrally from the money market to bridge the gap between retail resources and sterling assets. Chief sources of wholesale deposits are the inter-bank market, corporations and non-bank financial institutions which place funds on the inter-bank market, and issuance of certificates of deposit and medium term notes. All are priced in relation to money market rates. Rate considerations and the ability to provide funds in the maturity periods required by RBS and NatWest to fulfil their liquidity management objectives affect the choice of instrument. Customers are offered rates related to inter-bank market rates for the term of the deposit depending on the amounts and term. Larger deposits (typically (pound)1 million and over) earn the money market rates paid in the inter-bank market, and smaller amounts earn progressively wider spreads under the money market rate. Rates are centrally communicated throughout the Group by the central treasury operation. While competitive rates influence the quantity of deposits obtained through the branch network, the branch network enables a wide variety of local depositor sources to be accessed.

Analysis of deposits

The following table shows the distribution of deposits by banks and customer accounts by sterling and other currencies at 31 December 2001, 31 December 2000 and 30 September 1999:

-------------------------------------------------------------------------------
                                          31 December          30 September
                                 ------------------------
                                     2001            2000             1999
                                     ----            ----             ----
                                 (pound)m        (pound)m         (pound)m
Deposits by banks
  Sterling                          9,027           3,330            3,347
  Other currencies                 31,011          31,800            3,071
                                 --------       ---------         --------
Total deposits by banks            40,038          35,130            6,418
                                 --------       ---------         --------

Customer accounts
  Sterling                        125,425         122,420           36,663
  Other currencies                 73,570          54,882           18,517
                                 --------       ---------         --------
Total customer accounts           198,995         177,302           55,180
                                 --------       ---------         --------

Total deposits                    239,033         212,432           61,598
                                 --------       ---------         --------
-------------------------------------------------------------------------------

Average deposits and average interest rates of the banking business

The following table shows details of the Group's average deposits of the banking business for each of the two years ended 31 December 2001, the three months ended 31 December 1999 and the year ended 30 September 1999:

------------------------------------------------------------------------------------------------------------------------------
                                                                                   3 months ended          Year ended
                                             Year ended 31 December                   31 December         30 September
                                   ------------------------------------------     -----------------    -----------------
                                            2001                  2000                  1999                 1999
                                   --------------------     -----------------     -----------------     ----------------
                                     Average    Average     Average   Average     Average   Average     Average  Average
                                     balance       rate     balance      rate     balance      rate     balance     rate
                                     -------       ----     -------      ----     -------      ----     -------     ----
                                    (pound)m          %    (pound)m         %    (pound)m         %    (pound)m        %
UK offices
  Interest-free demand                21,025          -      15,453         -       2,083         -       1,895        -
  Deposits by banks                   18,360        4.1      12,325       5.6       4,644       4.6       3,748      5.3
  Customer accounts
    Demand                            54,237        2.9      43,337       3.7      19,370       3.5      20,370      3.8
    Savings                           15,892        3.7      14,820       4.6       6,037       4.6       8,783      4.9
    Other time                        43,161        4.6      36,300       6.0      12,738       5.3      10,493      5.8
                                    --------               --------              --------              --------
Total UK office deposits             152,675                122,235                44,872                45,289
                                    --------               --------              --------              --------

Overseas offices

  Interest-free demand                 4,513          -       3,358         -       1,505         -       1,111        -
  Deposits by banks                    8,779        4.4       6,472       5.8       1,270       4.7       1,038      4.6
  Customer accounts
   Demand                              6,422        2.4       3,677       3.9       1,277       1.9         995      1.6
   Savings                            11,690        3.7       9,717       4.2       6,928       4.0       6,441      4.0
   Other time                          8,127        4.2       7,524       5.7       2,345       5.3       1,272      5.1
                                    --------               --------              --------              --------
Total overseas office deposits        39,531                 30,748                13,325                10,857
                                    --------               --------              --------              --------
Total deposits of banking
   business                          192,206                152,983                58,197                56,146
Total deposits of trading
  business                            33,357                 23,833                 2,241                 1,729
                                    --------               --------              --------              --------
Total deposits                       225,563                176,816                60,438                57,875
                                    --------               --------              --------              --------
----------------------------------------------------------------------------------------------------------------------------

Certificates of deposit and other time deposits

The following table shows details of the Group's certificates of deposit issued and other time deposits over (pound)50,000 (or the equivalent of $100,000 for currencies other than sterling) at 31 December 2001, by time remaining until maturity:

-------------------------------------------------------------------------------------------------------------
                                                                 31 December 2001
                                         --------------------------------------------------------------------
                                                         Over 3        Over 6
                                           Within    but within    but within         Over
                                         3 months      6 months     12 months     12 months       Total
                                         --------      --------     ---------     ---------       -----
                                         (pound)m      (pound)m      (pound)m      (pound)m    (pound)m
UK based companies and branches
    Certificates of deposit                 8,772            645         2,185            10      11,612
    Other time deposits                    27,538            969           479           387      29,373

Overseas based companies and branches
    Certificates of deposit                 1,951          1,518         1,955             -       5,424
    Other time deposits                     4,831          1,081         1,123         1,149       8,184
                                         --------     ----------     ---------     ---------     -------
Total                                      43,092          4,213         5,742         1,546      54,593
                                         --------     ----------     ---------     ---------     -------
-------------------------------------------------------------------------------------------------------------

Analysis of deposits by product type and geographical area

The following table shows the distribution of the Group's deposits by product type and geographical area at 31 December 2001, 31 December 2000 and 30 September 1999:

-------------------------------------------------------------------------------
                                              31 December      30 September
                                       ----------------------
                                            2001         2000         1999
                                            ----         ----         ----
Domestic                                (pound)m     (pound)m     (pound)m
Demand deposits
    Interest-free                         21,095       20,721        3,883
    Interest-bearing                      63,609       53,903       25,108
Savings deposits                          13,226       13,778        3,265
Other time deposits                       40,360       37,388       11,169
                                        --------     --------     --------
Total domestic deposits                  138,290      125,790       43,425
                                        --------     --------     --------

Foreign
Demand deposits
    Interest-free                          8,362        6,397        1,319
    Interest-bearing                      17,730       16,952        2,953
Savings deposits                          22,607       21,460        6,784
Other time deposits                       52,044       41,833        7,117
                                        --------     --------     --------
Total foreign deposits                   100,743       86,642       18,173
                                        --------     --------     --------

Total deposits                           239,033      212,432       61,598
                                        --------     --------     --------

Banking business                         211,942      187,344       60,462
Trading business                          27,091       25,088        1,136
                                        --------     --------     --------
Total deposits                           239,033      212,432       61,598
                                        --------     --------     --------

Deposits by banks                         40,038       35,130        6,418
Customer accounts                        198,995      177,302       55,180
                                        --------     --------     --------
Total deposits                           239,033      212,432       61,598
                                        --------     --------     --------

Analysis of foreign by geographical area
Foreign - UK based                        33,775       30,633        4,809
US                                        49,815       39,567       10,510
Rest of the World                         17,153       16,442        2,854
                                        --------     --------     --------
Total foreign                            100,743       86,642       18,173
                                        --------     --------     --------
-------------------------------------------------------------------------------

Short-term borrowings

The following table shows details of the Group's short-term borrowings as at 31 December 2001, 31 December 2000 and 30 September 1999:

-----------------------------------------------------------------------------------------------------------------------
                                                                                   31 December         30 September
                                                                              -------------------
                                                                                   2001       2000             1999
                                                                                   ----       ----             ----
                                                                               (pound)m   (pound)m         (pound)m
Commercial paper:
    Outstanding at period end                                                       273        681               91
    Maximum amount outstanding at any month-end during period                       643      1,073              188
    Approximate average amount outstanding during period                            572        737               64
    Approximate weighted average interest rate during the period                   4.3%       6.2%             5.1%
    Approximate weighted average interest rate at period end                       4.1%       4.7%             5.4%

Other short-term borrowings:
    Outstanding at period end                                                    47,750     38,926            6,120
    Maximum amount outstanding at any month-end during period                    56,890     45,993            6,654
    Approximate average amount outstanding during period                         50,628     32,437            5,669
    Approximate weighted average interest rate during period                       4.8%       5.6%             5.0%
    Approximate weighted average interest rate at period end                       3.8%       5.8%             4.9%
---------------------------------------------------------------------------------------------------------------------

Average interest rates during the period are computed by dividing total interest expense by the average amount borrowed. Average interest rates at period end are average rates for a single day and as such may reflect one-day market distortions which may not be indicative of generally prevailing rates. Original maturities of commercial paper are not in excess of nine months. 'Other short-term borrowings' consist principally of borrowings in the money markets included within 'Deposits by banks' and 'Customer accounts' in the Consolidated Financial Statements, and generally have original maturities of one year or less.

LIQUIDITY AND CAPITAL RESOURCES

The following table analyses the Group's capital resources at 31 December 2001, 31 December 2000 and 30 September 1999 in accordance with supervisory requirements:

-------------------------------------------------------------------------------------------------------------
                                                                      31 December             30 September
                                                             --------------------------
                                                                 2001              2000               1999
                                                                 ----              ----               ----
                                                             (pound)m          (pound)m           (pound)m
Capital base
Tier 1 capital                                                 15,052            12,071              4,605
Tier 2 capital                                                 11,734            10,082              3,256
Tier 3 capital                                                    172               167                  -
                                                             --------          --------           --------
Total                                                          26,958            22,320              7,861
Less investments in insurance subsidiaries, associated
undertakings and other supervisory deductions                  (2,698)           (2,228)            (1,011)
                                                             --------          --------           --------
Total capital                                                  24,260            20,092              6,850
                                                             --------          --------           --------

Weighted risk assets
Banking book:
  On-balance sheet                                            176,000           146,600             51,200
  Off-balance sheet                                            22,000            16,200              4,200
Trading book                                                   12,500            12,400              1,400
                                                             --------          --------           --------
                                                              210,500           175,200             56,800
                                                             --------          --------           --------
Risk asset ratios
Tier 1                                                           7.1%              6.9%               8.1%
Total                                                           11.5%             11.5%              12.1%
-------------------------------------------------------------------------------------------------------------

It is the Group's policy to maintain a strong capital base and to allocate its capital resources efficiently. The Group seeks to diversify its sources of capital and to optimise its mix. In carrying out this policy, due regard is given to ensuring a prudent relationship exists between the capital base and the underlying risks of the business.

The Group manages its capital within the FSA's supervisory framework and those of local supervisors in the various jurisdictions in which the Group operates. The FSA requires each UK bank within the Group, and the consolidated Group, to maintain a minimum level of regulatory capital when compared with the underlying risks of the business. This relationship is measured by the Risk Asset Ratio ("RAR"), one of the FSA's key supervisory tools. The RAR is calculated by comparing a bank's capital resources with its weighted risk assets. In determining weighted risk assets, the Group's banking operations are classified as either trading book or banking book. In measuring banking book weighted risk assets, assets and off balance sheet exposures are assigned a risk weighting according to the nature of the asset or exposure and the counterparty. Trading book weighted risk assets reflect market and counterparty risk.

Total regulatory capital is made up of three classes ("tiers"). Tier 1 capital mainly comprises equity shareholders' funds, certain preference shares and perpetual regulatory securities. Goodwill is deducted from tier 1 capital. Tier 2 capital includes perpetual, medium-term and long-term subordinated debt, general provisions for bad and doubtful debts and fixed asset revaluation reserves. Tier 3 capital is made up of short-term subordinated debt with a minimum original maturity of two years. Tier 3 capital can only support trading activities and is not eligible to support counterparty or settlement risk, whilst tier 1 and tier 2 capital support both trading and banking activities. The aggregate of tier 2 and 3 capital may not exceed tier 1 capital. Investments in those subsidiary and associated undertakings that are not consolidated for regulatory purposes and investments in the capital of other financial institutions are deducted from total capital.

At 31 December 2001, the Group's capital ratios comfortably exceeded internationally agreed minimums. Total RAR ratio was 11.5% (31 December 2000 - 11.5%) and the tier 1 ratio was 7.1% (31 December 2000 - 6.9%).

Special purpose vehicles

Special purpose vehicles ("SPVs") are vehicles set up for a specific, limited purpose that do not carry out a business or trade and typically have no employees. They take a variety of legal forms - trusts, partnerships and companies - and fulfil many different functions. They constitute a key element of securitisation transactions in which an SPV acquires financial assets funded by the issue of securities.

UK GAAP for SPVs is covered by the consolidation rules in the UK Companies Act and FRS 2 'Accounting for Subsidiary Undertakings' and by the provisions relating to 'quasi subsidiaries' in FRS 5 'Reporting the Substance of Transactions'. The Companies Act and FRS 2 govern the preparation of consolidated financial statements and define those entities - subsidiaries - that should be included. The definition of subsidiary is based principally on control either through a majority of voting rights or through control of the board of directors. FRS 5 introduced the concept of a 'quasi subsidiary' - a company, trust, partnership or other vehicle that, though not fulfilling the definition of a subsidiary, is directly or indirectly controlled by the reporting entity and gives rise to benefits no different from those that would arise were the vehicle a subsidiary. FRS 5 requires such entities to be consolidated in the same way as conventional subsidiaries.

In the normal course of business, the Group arranges securitisations to facilitate client transactions and undertakes securitisations to sell financial assets or to obtain funding. SPVs are also utilised in its fund management activities to structure investment funds to which the Group provides investment management services.

The Group has established a number of SPVs to act as commercial paper conduits for customers. These vehicles acquire financial assets from these customers funded by the issue of commercial paper. The Group has no interest in the assets held in these vehicles which are not subsidiaries and are not consolidated in the Group's financial statements. The Group undertakes certain administrative duties for, and provides liquidity facilities to, these vehicles on an arm's length basis.

TREND INFORMATION

The financial services sector is likely to remain competitive with increasing numbers of providers of financial services and alternative distribution channels.

Following a review of banking services in the UK, the Government announced that banking services to small and medium sized enterprises ("SMEs") would be the subject of a Competition Commission ("CC") enquiry. In March 2001, the CC published its provisional findings that a number of banks in the UK, including RBSG, are part of two complex monopolies. It also published a list of hypothetical remedies. In October 2001, the CC delivered its final report to the Department of Trade and Industry and Her Majesty's Treasury, which at that stage remained confidential.

On 14 March 2002, the Government published the CC's report. The report stated that the CC had found that a number of specific practices of the four largest clearing bank groups (including RBSG) restricted or distorted price competition. In the CC's view, this resulted in those clearing bank groups charging excessive prices to SMEs in England and Wales to an extent that would not be found in a fully competitive situation. In addition, it concluded that there are other adverse effects across the entire UK arising from the level of choice and the level of information available to SMEs arising from the practice of the eight main clearing bank groups in the UK.

The CC recommended a number of measures to apply to all eight main clearing bank groups to increase competition and reduce barriers to entry and expansion. These remedies included measures to enhance the ease with which SMEs may switch banks, measures limiting the bundling of services and proposals to improve customer information and transparency. In addition the CC recommended an examination into the scope for the sharing of branches. The CC also suggested other measures for inclusion in the industry code published by the British Bankers' Association on 6 March 2002.

The CC further concluded that although these measures would act, along with technological and other developments, to improve competition over the longer term the effect of these measures over the coming two to three years would be limited. In order to eliminate what the CC perceived to be excessive prices being charged to SMEs, the CC also recommended that the four largest clearing bank groups be required to pay interest on SME current accounts in England and Wales at Bank of England base rate less 2.5 per cent. Alternatively, the four largest clearing bank groups could offer SMEs current accounts which are free of money transmission charges or a choice between the two. The CC recommended that three years after implementation of these remedies the Director General of Fair Trading should review whether further measures are necessary or whether any or all of the measures can be modified or discontinued.

The Government announced that it accepted the recommendations made by the CC in full. There will now be a period of consultation between the main clearing bank groups and the Office of Fair Trading to determine the means and timing of the implementation of the remedies, which the CC suggests should be completed within six months of the publication of its report. The Group is currently analysing the implications of the report.

               ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Board of directors

The Board of directors comprises the Chairman, six executive directors and twelve non-executive directors. Brief biographical details of each member of the Board of directors are given below.

Chairman
Sir George Mathewson 0#
CBE, DUniv, LLD, FRSE, FCIBS
(age 61), was appointed a director in September 1987 and became Group Chief Executive in January 1992. In March 2000, he was appointed Executive Deputy Chairman and, in April 2001, he was appointed to his present position as Chairman. He is a former chief executive of the Scottish Development Agency and is a director of Santander Central Hispano, S.A. and The Scottish Investment Trust PLC. (Chairman of the Nominations Committee and the Chairman's Advisory Group)

Vice-chairmen
Sir Iain Vallance 0#
(age 58), was appointed a director in January 1993 and became a vice-chairman in March 1994. He is former chairman of British Telecommunications plc and a former non-executive director of Mobil Corporation. He is President of the Confederation of British Industry, a member of the President's Committee and Advisory Council of Business in the Community and chairman of the European Advisory Committee to the New York Stock Exchange.

Sir Angus Grossart 0#
CBE, LLD, FRSE, DL, FCIBS
(age 64), was appointed a director in September 1985 and became a vice-chairman in April 1996. He is chairman and managing director of Noble Grossart Limited. He is chairman of The Scottish Investment Trust PLC and deputy chairman of Edinburgh Fund Managers plc. He is a director of other public companies including Scottish and Newcastle PLC and Trinity Mirror Group PLC. He is a former chairman of the Trustees of the National Galleries of Scotland and is a Trustee of the National Heritage Memorial Fund.

Executive directors

Fred Goodwin #
DUniv, FCIBS, FCIB
Group Chief Executive
(age 43), was appointed Deputy Group Chief Executive in August 1998 and to his present position in March 2000. He was formerly chief executive and director, Clydesdale Bank PLC and Yorkshire Bank PLC. He is chairman of The Prince's
Trust: Scotland and a member of The Prince's Trust Council, and is on the Council of Strathclyde Business School. He is a former president of the Chartered Institute of Bankers in Scotland.

Gordon Pell
FCIB, FCIBS
(age 52), was appointed a director and Chief Executive, Retail Banking on 6 March 2000. On 1 October 2001, he was appointed to his current position as Chairman, Retail Banking and Wealth Management. He was formerly group director, Lloyds TSB UK Retail Banking before joining National Westminster Bank Plc as a director in February 2000.

Iain Robertson #
CBE, FCIBS
(age 56), was appointed a director in January 1993 and became Chief Executive, Corporate Banking and Financial Markets on 6 March 2000. He was appointed to his present position as Chairman, Corporate Banking and Financial Markets on 1 October 2001. He is also a director of British Empire Securities and General Trust plc.

Lawrence Fish
(age 57), was appointed a director in January 1993. He is Chairman, President and Chief Executive Officer of Citizens Financial Group, Inc. He is also a director of Textron, Inc., a trustee of The Brookings Institution, a director of the Federal Reserve Bank of Boston, and a director of numerous community organisations in the USA.

Norman McLuskie
FCIBS
(age 57), was appointed a director in June 1992 and is Chief Executive, Retail Direct.

Fred Watt #
FCIBS
(age 41), was appointed to his current position as Group Finance Director on 4 September 2000. He was formerly finance director, Wassall plc.

Non-executive directors
Emilio Botin
(age 67), is chairman of Santander Central Hispano, S.A. He is also chairman of several Santander Central Hispano Group subsidiaries and a director of a number of Spanish companies.

Jim Currie +
(age 60), was appointed on 28 November 2001. He was formerly Director General at the European Commission with responsibility for the EU's environmental policy and previously Director General for Customs and Indirect Taxation.

Juan Inciarte
(age 49), is a general manager of Santander Central Hispano, S.A. in charge of Europe and financial companies of the group. He is also a director of several Santander Central Hispano Group subsidiaries and a number of Spanish companies.

Eileen Mackay +()
CB
(age 58), was formerly principal finance officer at The Scottish Office. She is a director of Edinburgh Investment Trust plc, Scottish Enterprise Edinburgh and Lothian Limited and Scottish Financial Enterprise Limited. She is chairman of Trustees of the David Hume Institute and is a member of the Economic and Social Research Council, the Review Board of the UK Accountancy profession and the Court of the University of Edinburgh.

Cameron McLatchie
CBE
(age 55), is chairman and chief executive of British Polythene Industries PLC and formerly deputy chairman of Scottish Enterprise.

Sir Steve Robson ()
(age 58), was appointed on 25 July 2001. He was formerly a senior civil servant, having retired in January 2001 as Second Permanent Secretary of HM Treasury, where he was managing director of the Finance, Industry and Regulation Directorate.

Bob Scott +0#
CBE
(age 60), was appointed on 31 January 2001. He is a former group chief executive of CGNU plc and chairman of the Board of the Association of British Insurers. He is also a non-executive director of Jardine Lloyd Thompson Group plc and a Trustee of the Crimestoppers Trust. (Chairman of the Remuneration Committee)

Peter Sutherland

(age 55), was appointed on 31 January 2001. He is chairman and managing director of Goldman Sachs International and non-executive chairman of BP plc.

Murray Stuart +()
CBE
(age 68), is former chairman of Intermediate Capital Group PLC and of Scottish Power plc. He is a non-executive director of Old Mutual plc, CMG plc and a member of the Supervisory Board of Vivendi Environnement.

Bill Wilson +()0#
FCIBS
(age 64), is a Chartered Accountant. He was formerly deputy chairman of Alexander & Alexander Services Inc. His other public directorships include Edinburgh US Tracker Trust plc, First Title Insurance Company plc and Scottish Rugby Union Plc. (Chairman of the Audit Committee)

Secretary
Miller McLean #
FCIBS
(age 52), was appointed Group Secretary in August 1994 and Group Director, Legal and Regulatory Affairs and Group Secretary in March 2000. He is vice-chairman of Banco Santander, Portugal S.A. He is also a Trustee of the Industry and Parliament Trust, non-executive chairman of The Whitehall and Industry Group and a non-executive director of The Scottish Parliament and Business Exchange.

+  member of the Remuneration Committee
() member of the Audit Committee
0  member of the Nominations Committee
#  member of the Chairman's Advisory Group

Note: Cameron McLatchie and Murray Stuart will not be seeking re-election at the forthcoming annual general meeting on 26 April 2002, and will retire from the Board.

COMPENSATION

Remuneration of non-executive directors

Non-executive directors' fees are reviewed annually by the Board in the light of fees payable to non-executive directors for comparable companies.

Executive remuneration policy

The objective is to provide, in the context of the Company's business strategy, remuneration in form and amount which will attract, motivate and retain high calibre executives. In order to achieve this objective, the executive remuneration policy is framed around the following core principles:

o Total rewards will be set at levels that are competitive within the relevant market.
o Total potential rewards will be earned through achievement of demanding performance targets based on measures consistent with shareholder interests over the short, medium and longer term.
o Incentive plans and performance metrics will be structured to be robust through the business cycle.
o Remuneration arrangements will be designed to support the Company's business strategy, to promote appropriate teamwork and to conform to best practice standards.

Components of remuneration

The policy aims to deliver an appropriate balance between long-term incentives, short-term incentives and fixed elements of reward.

Performance rewards - long-term

Options. Executive share options focus on absolute share price growth supported by the delivery of underlying financial performance. Options are typically allocated to UK-based executives over one times salary worth of shares each year. The options are not exercisable unless the growth in the Company's earnings per share over three years has exceeded the growth in the Retail Price Index plus 9%, as measured from the higher of the earnings per share in the year before the options were granted and the earnings per share in the relevant base year if the performance condition is rolled forward. The condition is reviewed annually.

Medium-term plan. UK-based executives are eligible to receive awards under the medium-term performance plan in the form of share or share equivalent awards. This plan is targeted at the most senior group of executives and focuses on achieving superior returns for shareholders compared with other leading financial organisations. Performance is measured over three years using total shareholder return ("TSR"). Awards under this plan will not vest if TSR is below the median of the comparator group or if annualised earnings per share growth is less that the annualised growth of the Retail Price Index plus 3%. Awards will be set at a competitive level within the overall limit of one and a half times earnings. Details of individual awards during the year to 31 December 2001 are set out in the table below and did not exceed 150% of basic salary of any of the participants.

Performance rewards - short-term

Annual bonus. This typically focuses from year to year on the delivery of a balanced scorecard of appropriate Group and individual, financial and operational targets approved by the Remuneration Committee. Individual executives have a maximum annual bonus potential ranging from 60% to 100% of salary although for exceptional performance, as measured by the achievement of significant objectives, bonuses of up to 200% of salary may be awarded.

Fixed elements

Salary. Salaries are reviewed annually as part of total remuneration having regard for remuneration paid to executives of comparable companies. The Remuneration Committee uses a range of survey data from leading consultancies and reaches individual salary decisions taking account of the remuneration environment and the performance and responsibilities of the individual director.

Pensions. UK-based executives are eligible for defined benefit pensions in accordance with the terms of the relevant pension scheme. Individual arrangements beyond the Inland Revenue limits are detailed below.

Benefits and other share schemes. Executives are eligible to receive benefits including the provision of a company car, medical health insurance, death-in-service benefits and beneficial loans on similar terms to other employees. In addition, UK-based executives are eligible to participate in Group-wide plans including option 2000, sharesave and the Group profit sharing schemes.

US-based executives

Separate salary review processes and pension provisions operate in the US reflecting the remuneration practice in that country. Separate incentive arrangements also operate for US-based executives. They are based on similar principles to executive incentives in the UK but are designed to be competitive in the US market and focus on relevant key business objectives for the US businesses.

For executives of Citizens, long-term performance rewards take two forms:

The Phantom 2000 plan, approved by shareholders in 2000, provides a cash based proxy for share options. Under the plan, units are granted on a regular basis and can normally be exercised four or five years from grant, at which point a cash amount equal to the difference in the unit price between grant and exercise is paid. The price of a unit is calculated by reference to Citizens' cumulative economic profit and the growth in economic profit, adjusted to reflect changes in the price/earnings ratio of a group of banks. No individual participant can be awarded more than 20% of the maximum total units available under the plan. Payments under the plan are subject to both a minimum performance target and a maximum total payout cap. Details of awards to Mr Fish during the year are set out in the table on page 94.

A cash based long-term incentive plan rewards the achievement of three year financial targets. The maximum award available under the plan is 105% of salary.

Short-term performance rewards take the form of a discretionary annual bonus which rewards the achievement of Group, business unit and individual financial and non-financial targets. Following an independent review of executive compensation practice in the US, the maximum annual bonus potential has been increased to 200% of salary.

Directors' pension arrangements

During the year, Viscount Younger, Mr Goodwin, Mr Robertson, Mr McLuskie and Mr Watt participated in The Royal Bank of Scotland Staff Pension Scheme ("the RBS Scheme"). Mr Pell participated in the National Westminster Bank Pension Fund ("the NatWest Scheme"). The RBS Scheme and the NatWest Scheme are defined benefit schemes which provide pensions and other benefits within Inland Revenue limits. Viscount Younger was provided with life assurance benefits only under the RBS Scheme until his retirement as Chairman on 11 April 2001; these were restricted by Inland Revenue limits as set out in the Finance Act 1989. Additional life assurance cover, in excess of that provided by the RBS Scheme, was secured under separate arrangements. Provision for his pension entitlement is made under a personal pension contract, which is a defined contribution arrangement, and an unfunded defined benefit arrangement. In the case of Mr Robertson, his pension entitlement under the RBS Scheme is restricted by Inland Revenue limits as set out in the Finance Act 1989; additional life assurance cover in excess of these limits is provided by a separate arrangement. Mr Goodwin's and Mr Watt's entitlements under the RBS Scheme, and Mr Pell's entitlement under the NatWest Scheme are similarly restricted by Inland Revenue limits as set out in the Finance Act 1989. Arrangements have been made to provide Mr Goodwin, Mr Watt and Mr Pell with additional pension benefits and life assurance cover outwith the Schemes. The figures in the table below include the accrual in respect of these arrangements. Mr Fish accrues pension benefits under a number of arrangements in the US. Defined benefits are built up under the Citizens' Qualified Plan, Excess Plan and Employee Arrangement. In addition, he is a member of two defined contribution arrangements - a Qualified 401(K) Plan and Executive Supplemental Benefit Plan. The London Stock Exchange requires a disclosure of director's pension entitlement on the basis of the Institute and Faculty of Actuaries' recommendations. The tables below provide information on both defined benefit and defined contribution arrangements.

------------------------------------------------------------------------------------------------------------------
                                                                                          Transfer value for the
                                                  Additional pension                          additional pension
                                                   earned during the              Accrued          earned during
                                          Age at          year ended       entitlement at         the year ended
Defined benefit arrangements    31 December 2001    31 December 2001     31 December 2001        1 December 2001
----------------------------    ----------------     ---------------     ----------------        ---------------
                                                      (pound)000 p.a      (pound)000 p.a.            (pound)000

Viscount Younger                              70                   6*                 117*                    88*
Fred Goodwin                                  43                  71                  228                    585
Norman McLuskie                               57                  34                  142                    519
Gordon Pell                                   51                  11                   18                    139
Iain Robertson                                56                   3                   23                     35
Fred Watt                                     41                   2                    2                     12
Lawrence Fish                                 57
  - Qualified Plan                                                 2                   17                     11
  - Excess Plan                                                   12                  116                     76
  - Employee Arrangement                                          51                  165                    332
------------------------------------------------------------------------------------------------------------------

* to or at the date of retirement

Contributions and allowances paid in the year ended 31 December 2001 under defined contribution arrangements were:

-------------------------------------------------------------------------------
                                                                     (pound)000

Lawrence Fish                                                                19
Fred Watt                                                                    83
-------------------------------------------------------------------------------

Directors' remuneration

The undernoted tables report the remuneration of each director for the year ended 31 December 2001:

-------------------------------------------------------------------------------------------------------------
                                                                                                       Total
                                                         Performance                      Total         2000
                                                Salary         bonus*     Benefits         2001  (15 months)
                                             ---------   ------------   ----------   ----------  -----------
                                            (pound)000     (pound)000   (pound)000   (pound)000   (pound)000
Chairmen
Sir George Mathewson                               431             34           18          483        2,215
Viscount Younger (retired 11 April 2001)            81              -            2           83          379

Executive directors
Fred Goodwin                                       733            825           14        1,572        2,262
Lawrence Fish                                      637          1,563           13        2,213        1,347
Norman McLuskie                                    385            280           20          685          829
Gordon Pell                                        489            550            -        1,039          775
Iain Robertson                                     611            481           22        1,114        2,040
Fred Watt                                          395            280           15          690          176
                                               -------        -------      -------      -------     --------
                                                 3,762          4,013          104        7,879       10,023
                                               -------        -------      -------      -------     --------
-------------------------------------------------------------------------------------------------------------

* includes profit sharing

------------------------------------------------------------------------------------------------------------------
                                                                         Board                      Total
                                                           Board     committee         Total         2000
                                                            fees          fees          2001    15 months)
                                                      ----------    ----------    ----------    ----------
                                                      (pound)000    (pound)000    (pound)000    (pound)000
                                                      ----------    ----------    ----------    ----------
Non-executive directors

Vice-chairmen
Sir Iain Vallance                                            100             -          100             88
Sir Angus Grossart                                           100             -          100             88

Emilio Botin                                                  40             -           40             31
Jim Currie (appointed 28 November 2001)                        3             -            3              -
Juan Inciarte                                                 40             -           40             31
Eileen Mackay                                                 40            13           53             40
Cameron McLatchie                                             40             -           40             31
Sir Steve Robson (appointed 25 July 2001)                     17             3           20              -
Bob Scott (appointed 31 January 2001)                         37            14           51              -
Murray Stuart                                                 40            28           68             47
Peter Sutherland (appointed 31 January 2001)                  37             -           37              -
Bill Wilson                                                   40            33           73             57
                                                      ----------    ----------    ---------     ----------
                                                             534            91          625            413
                                                      ----------    ----------    ---------     ----------
--------------------------------------------------------------------------------------------------------------------

Aggregate emoluments of directors who served during the year was (pound)8,504,000.

Details of the potential pre-tax gains made by directors on the exercise of share options are shown on page 99.

Long-term incentive schemes

The following table shows details of awards made to the executive directors under long-term incentive schemes:

----------------------------------------------------------------------------------------------------------------------
                                 Interest at
                                    start of             Awards granted during year            Benefits    Interest at
                                        year  -----------------------------------------        received    end of year
                                     (units)  No. of units         Prices     Vest date     during year         (units)
                               -------------  ------------   ------------    ----------     -----------    ------------

Phantom 2000 plan
Lawrence Fish                             -      1,000,000        US$0.32        1.1.04               -      1,000,000

Medium-term performance plan
Fred Goodwin                              -         68,807   (pound)16.35      31.12.03               -         68,807
Norman McLuskie                           -         36,697   (pound)16.35      31.12.03               -         36,697
Gordon Pell                               -         45,871   (pound)16.35      31.12.03               -         45,871
Iain Robertson                            -         57,339   (pound)16.35      31.12.03               -         57,339
Fred Watt                                 -         36,697   (pound)16.35      31.12.03               -         36,697
----------------------------------------------------------------------------------------------------------------------

In addition to the Phantom 2000 plan, Mr Fish participates in the Citizens' long-term incentive plan. Under this plan, awards are linked to three year performance targets based on Citizens' budgets. A separate three year cycle commences each year. Mr Fish can receive a maximum award under this long-term plan of up to 105% of his average salary over the three year cycle.

Aggregate remuneration of directors and officers

The aggregate remuneration of all directors and executive officers of the Company as a group (21 persons) for the year ended 31 December 2001 totalled (pound)14.0 million, including amounts paid under profit sharing and incentive schemes and potential pre-tax gains on the exercise of share options. The aggregate amount paid by the Group under defined contribution pension schemes for the year ended 31 December 2001, to provide pension benefits for directors and executive officers of the Company totalled (pound)102,000.

The emoluments of the highest paid director, Sir George Mathewson (15 months ended 31 December 2000 - Mr Fish) were as follows:

-------------------------------------------------------------------------------
                                                Year ended   15 months ended
                                          31 December 2001  31 December 2000

                                                (pound)000        (pound)000
Aggregate emoluments including long-term
  cash incentive and shadow equity plans               483            10,677
Gain on exercise of share options                    3,607                 -
Pension contributions                                    -                36
Defined benefit pension scheme - accrued
  pension at end of period                               -               220
-------------------------------------------------------------------------------

BOARD PRACTICES

The Board has overall responsibility for leading and controlling the Company and is accountable to shareholders for financial and operational performance.

The Board has adopted a formal schedule of matters detailing key aspects of the Company's affairs presented to it for decision. In particular, the Board is responsible for approving policy and strategy. Responsibility for the development of policy and strategy and operational management is delegated to the Group Chief Executive and executive directors.

The roles of Chairman and Group Chief Executive are distinct and separate, with clearly divided responsibilities. The vice-chairmen perform the role of senior non-executives. The non-executive directors combine broad business and commercial experience with independent and objective judgement. The balance enables the Board to provide clear and effective leadership and maintain the highest standards of integrity across the Company's business activities. The Board has reviewed the independence of the non-executive directors and has reaffirmed that, with the exception of Mr Botin and Mr Inciarte who are representatives of Santander Central Hispano, S.A., all non-executive directors are considered by the Board to be independent.

The Board normally meets monthly and is supplied with comprehensive Board papers in advance of each Board meeting including financial and business reports covering each of the Company's principal business activities. Following the appointment of Sir George Mathewson as Chairman, a review was carried out to assess the Board's effectiveness, and as a consequence of that review, a number of enhancements to the Board process have been introduced.

All directors have access to the advice and services of the secretary who is responsible for ensuring that the Board procedures and all applicable rules and regulations are observed. In addition, all directors are able, if necessary, to obtain independent professional advice at the Company's expense.

Board committees

In order to provide effective oversight and leadership the Board has established a number of committees with particular responsibilities. The principal committees are as follows:

the Audit Committee is responsible for assisting the Board to discharge its responsibilities for accounting policies, financial reporting, internal control, compliance and risk management.

the Remuneration Committee is responsible for considering and making recommendations to the Board on the Company's executive remuneration policy, the remuneration arrangements of directors and senior executives and the operation of the Company's employee share schemes. No director is involved in deciding his own remuneration.

the Nominations Committee is responsible for assisting the Board in the formal selection and appointment of directors.

Terms of office of directors

At each annual general meeting of shareholders of the Company, the terms of office of directors appointed since the previous annual general meeting, together with the terms of one-third by rotation of the remaining directors, expire.

Service agreements

The Remuneration Committee has adopted a policy that directors will not normally be given a contract term greater than 12 months. If it is necessary to provide a longer term when recruiting an individual, the contract will revert to 12 months in due course. Existing contract terms will remain in place. Details of individual contract terms are set out below.

Mr Fish's employment agreement with Citizens is terminable on 24 months notice by Citizens and 12 months notice by Mr Fish.

The service agreement of Mr Goodwin is terminable on 12 months notice by RBS and six months notice by Mr Goodwin.

The service agreement of Mr McLuskie is terminable on three months notice by RBS and three months notice by Mr McLuskie.

Mr Pell was appointed by NatWest with effect from 1 February 2000 and has a service agreement which is terminable by NatWest on 24 months notice for the first two years of employment, decreasing on a monthly basis to 12 months notice after three years employment. The service agreement is terminable on six months' notice by Mr Pell.

The service agreement of Mr Robertson is terminable on 12 months notice by RBS and six months notice by Mr Robertson.

The service agreement of Mr Watt is terminable on 12 months notice by RBS and six months notice by Mr Watt.

The Board of directors and the Remuneration Committee considers the relevant notice periods noted above to be in the best interests of the Company and its shareholders. These enable the Company to retain executive directors of the highest calibre and maintain management continuity.

EMPLOYEES

The total number of employees in the Group was 105,700 at 31 December 2001 (31 December 2000 - 94,000).

Employee numbers

The following table shows employee numbers (full-time equivalent) at 31 December 2001, 31 December 2000 and 31 December 1999.

-------------------------------------------------------------------------------
                                                        31 December
                                         --------------------------------------
                                             2001           2000           1999*
                                             ----           ----           ----

Corporate Banking and Financial Markets    14,100         13,100         14,000
Retail Banking                             30,500         28,900         34,300
Retail Direct                               6,200          5,800          6,200
Manufacturing                              20,700         19,200         20,800
Wealth Management                           7,100          6,800          6,800
Direct Line Group                           9,200          6,700          5,800
Ulster Bank                                 4,800          4,600          4,900
Citizens                                   11,500          7,300          5,600
Centre                                      1,600          1,600          2,300
                                         --------       --------       --------
                                          105,700         94,000        101,300
                                         --------       --------       --------
-------------------------------------------------------------------------------
* pro forma basis

The number of staff employed by the Group rose by 11,700, 12%, to 105,700 at 31 December 2001. The increase reflects approximately 5,000 staff in businesses acquired in the year, as well as additional staff to support the growth in business levels and to deliver enhanced customer service in the branch networks. The total also includes short-term appointments in connection with the integration of NatWest.

Staff numbers at 31 December 2000 fell by 7,300 (9,000 excluding the impact of businesses acquired) compared to 94,000 at 31 December 1999.

Staff involvement

The Group encourages employee involvement through a process of communication and consultation. This involves internal communications activities, team meetings led by line managers and regular dialogue with employees and employee representatives.

The annual, Group-wide, employee opinion survey forms an integral part of the manner in which the Group communicates and consults with employees. In 2001, the Group recorded its highest ever response rate with 75% of employees completing and returning their survey either on paper or, for the first time, online. As well as representing an impressive 8% increase from the 2000 survey, the response rate is significantly higher than the average for large corporate organisations.

This survey and other employee communication procedures enable the Group to identify and address key issues and to focus its efforts in line with the aspirations and expectations of its people.

It is the Group's intention to launch a European Works Council in 2002 to facilitate discussion amongst representatives on employment matters of a transnational nature affecting more than one European member state.

Involvement in the Group's performance is encouraged by providing employees with the opportunity to acquire shares in the Company through profit sharing and sharesave schemes.

Equal opportunities

The Group continually strives for improvement of its equal opportunities and has strengthened its commitment in 2001. We have established a Group Policy which states:

The Group is committed to valuing and promoting diversity and equal opportunity in all areas of recruitment, employment, training and promotion. The Group will work towards an environment that is based on meritocracy and inclusiveness, where all employees can develop their full potential, irrespective of their race, gender, marital status, age, disability, religious belief, political opinion or sexual orientation.

The Group's active support is also expressed through its membership of forums such as Opportunity Now, Race for Opportunity, the Employers' Forum on Disability and the Employers' Forum on Age.

Disability

The Group recognises its responsibility towards disabled employees and the wealth of talent and skills possessed by disabled people. The Group will comply with the relevant legislation and wherever possible seek to exceed the minimum standards.

The views of our disabled employees are also sought through our annual employee opinion survey, allowing us to recognise and meet their requirements.

Health and safety

The health, safety, welfare and security of staff are of paramount importance to the Group. The health and safety policy has been revised to take account of changes in the Group's corporate structure and the recently introduced guidance from the Health and Safety Commission on the responsibility of directors for health and safety.

Currently, a systematic review of health and safety policies and procedures is being undertaken to ensure that a consistent approach is taken across the Group. An important part of this process is the Group's involvement in the UK Health and Safety Executive's Lead Authority Partnership Scheme. This scheme is recognised by all UK local authorities, which enforce health and safety standards. The Group participates in a similar scheme with the local fire brigades, who enforce fire safety legislation.

SHARE OWNERSHIP

Directors' interests in shares

Certain information as of 27 February 2002 concerning the directors and executive officers of the Company and their ownership of ordinary shares of 25 pence each of the Company, options to purchase such ordinary shares, and their ownership of Additional Value Shares is set forth below:

--------------------------------------------------------------------------------
                                             Beneficially owned
                                             at 27 February 2002
                                -----------------------------------------------
                                 Shares of                          Additional
                                  25p each         Options*       Value Shares
                                ----------       ----------       ------------

Chairman

Sir George Mathewson              247,075          238,101             173,674

Vice-chairmen

Sir Iain Vallance                   2,500               -               2,500
Sir Angus Grossart                      -               -                   -

Executive directors

Fred Goodwin                       64,703          394,051              64,703
Lawrence Fish                      10,950          108,027              10,950
Norman McLuskie                   145,290           95,190              26,584
Gordon Pell                             -           80,466                   -
Iain Robertson                    117,777          304,272             112,747
Fred Watt                               -           94,158                   -

Non-executive directors

Emilio Botin                            -                -                   -
Jim Currie                              -                -                   -
Juan Inciarte                           -                -                   -
Eileen Mackay                       6,086                -               6,086
Cameron McLatchie                       -                -                   -
Sir Steve Robson                        -                -                   -
Bob Scott                           1,437                -                   -
Murray Stuart                       3,459                -               3,361
Peter Sutherland                        -                -                   -
Bill Wilson                         9,421                -               9,237

Secretary

Miller McLean                     157,737          194,459             141,545
-------------------------------------------------------------------------------

* Further details of the executive share option scheme are given in Note 52 to the Consolidated Financial Statements.

Directors' options

Options to subscribe for ordinary shares of 25 pence each in the Company granted to and exercised by directors during the year to 31 December 2001, are included in the table below:

-------------------------------------------------------------------------------------------------------------------------
                                                                                         Potential
                                                                                 Market    pre-tax      Options
                                   Average  Options granted  Options granted   price at    gain at      held at   Average
                 Options held at  exercise  ---------------  ---------------    date of    date of  31 December  exercise
                  1 January 2001     price            Price             Price  exercise    exercise        2001     price
                  --------------     -----            -----             -----  --------    --------        ----     -----
                          Number   (pound)  Number  (pound)  Number   (pound)   (pound)     (pound)      Number    (pound)
-------------------------------------------------------------------------------------------------------------------------

Lawrence Fish           108,027      9.33        -        -       -         -         -           -     108,027      9.33

Fred Goodwin            350,351      8.62   43,700    17.18       -         -         -           -     394,051      9.57

Sir George Mathewson    530,403      6.43   20,100     7.18 223,276      4.96     16.59   3,607,283     238,101      9.08
                                             1,347    13.64  90,473      5.58     16.75

Norman McLuskie          73,113      9.11   23,300    17.18   1,333      3.88     16.20      18,400      95,190     11.18
                                               335    13.64     225      7.41     16.20

Gordon Pell              51,366      7.82   29,100    17.18       -         -         -           -      80,466     11.21

Iain Robertson          267,872      9.18   36,400    17.18       -         -         -           -     304,272     10.13

Fred Watt                70,148     12.83   23,300    17.18       -         -         -           -      94,158     13.91
                                               710    13.64

Viscount Younger        110,430      5.11        -        -  32,336      3.98     16.59   1,223,001         150     12.40
(retired 11 April 2001)                                      43,145      4.96     17.05
                                                             28,003      5.58     14.75
                                                              6,796      9.33     14.75
-------------------------------------------------------------------------------------------------------------------------

The market price of the Company's ordinary shares at 31 December 2001 was (pound)16.72 and the range during the year to 31 December 2001 was (pound)12.56 to (pound)17.82. Outstanding options under the executive share option scheme, the sharesave scheme and the option 2000 scheme are exercisable between now and 13 August 2011; between 1 July 2002 and 31 March 2009 and between 9 August 2003 and 8 August 2006, respectively.

The Company's Register of directors' interests, which is open to inspection, contains full details of directors' shareholdings and options to subscribe.

           ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table shows major shareholders of the Company's ordinary and preference shares at 27 February 2002:

----------------------------------------------------------------------------------------------------------
                                                                          Shareholding
                                                               -----------------------------------
                                                                Number of shares             %
                                                               -----------------       -----------
Ordinary shares:
   Santander Central Hispano, S.A.                                  229,518,164            8.03
   CGNU plc                                                          91,460,086            3.41

11% cumulative preference shares:
   Guardian Royal Exchange plc                                          129,830           25.97
   Windsor Life Assurance Company Limited                                51,510           10.30
   The Investment Company plc                                            39,165            7.83
   Mr S. J. and Mrs J.A. Cockburn                                        30,810            6.16
   Cleaning Tokens Limited                                               25,500            5.10

5 1/2% cumulative preference shares:
  Commercial Union Assurance plc                                         91,429           22.86
  Guardian Royal Exchange plc                                            81,000           20.25
  Bassett-Patrick Securities Limited*                                    46,255           11.56
  Mr P. S. and Mrs J. Allen                                              35,321            8.83
  Mrs Gina Wild                                                          19,800            4.95
  Trustees of The Stephen Cockburn Limited Pension Scheme                16,730            4.18
  Miss Elizabeth Hill                                                    16,124            4.03
  Mr W. T. Hardison Jr.                                                  13,532            3.38
----------------------------------------------------------------------------------------------------------

*Notification has been received on behalf of Mr A.W.R. Medlock and Mrs H.M. Medlock that they each have an interest in the holding of 5 1/2% cumulative preference shares registered in the name of Bassett-Patrick Securities Limited noted above and that there are further holdings of 5,300 and 5,000 shares, respectively, of that class registered in each of their names.


With the exception of CGNU plc who acquired 91,460,086 shares, representing 3.41% of the ordinary share capital on 13 February 2000, there have been no significant changes in the percentage ownership of major shareholders of the Company's ordinary and preference shares during the year ended 31 December 2001, the 15 months ended 31 December 2000 and the year ended 30 September 1999. All shareholders within a class of the Company's shares have the same voting rights. The Company is not directly or indirectly owned or controlled by another corporation or any foreign government.

At 27 February 2002, the directors and executive officers of the Company had options to purchase a total of 1,508,724 ordinary shares of 25 pence each of the Company.

Santander Central Hispano, S.A. has agreed to vote its holding of the Company's ordinary shares in accordance with the recommendation or directions of the Board of directors of the Company.

At 31 December 2001, there were 176,119 recorded holders of ordinary shares, 139,110 holders of Additional Value Shares and 375 holders of sterling cumulative preference shares registered in the UK, representing 91.49%, 99.64% and 94.55%, respectively, of the total issued share capital of each of these classes. All other classes of shares issued by the Company are held entirely by shareholders registered outside of the UK.

RELATED PARTY TRANSACTIONS

Santander Central Hispano, S.A.

At 31 December 2001, the Group held 2.90% (31 December 2000 - 2.96%) of SCH's capital stock and SCH held 8.03% (31 December 2000 - 9.62%) of the Company's ordinary shares. The Group also has a 12.8% (31 December 2000 - 12.8%) shareholding in Banco Santander, Portugal S.A., with the remainder of the shares being held by SCH and SCH has a 50% minority shareholding in The Royal Bank of Scotland (Gibraltar) Limited.

For additional details of related party transactions see Note 51 to the Consolidated Financial Statements.

Transactions with directors, officers and others

At 31 December 2001, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group were (pound)37,127,866 in respect of loans to 18 persons who were directors of the Company (or persons connected with them) at any time during the financial period and (pound)20,177 to one person who was an officer of the Company at any time during the period.

At 31 December 2000, (pound)301,044 was outstanding in respect of loans by Group companies to 19 persons who were directors of the Company (or persons connected with them) at any time during the financial period and (pound)41,253 to one person who was an officer of the Company at any time during the period.

At 30 September 1999, (pound)398,233 was outstanding in respect of loans by Group companies to 12 persons who were directors of the Company (or persons connected with them) at any time during the financial year and (pound)65,715 to one person who was an officer of the Company at any time during the year.

Except as stated above, there were no contracts material to the business of the Company and its subsidiaries which subsisted at 31 December 2001, 31 December 2000 or 30 September 1999 or during the periods then ended, in which any director of the Company had a material interest.

Sir George Mathewson, Chairman of the Company, RBS and NatWest, had a right to repurchase from RBS his former dwellinghouse which RBS purchased from him and his wife in May 1988 at a price of (pound)125,000. Any repurchase was to be at the higher of the purchase price paid by RBS or a price determined by independent professional valuation at the time of exercise of the right to repurchase. The right to repurchase became exercisable upon Sir George's appointment as Chairman on 11 April 2001. However, Sir George chose not to exercise the right which has lapsed and ceased to be exercisable.

Each of the transactions described above were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as for comparable transactions with persons of a similar standing or, where applicable, with other employees. The transactions did not involve more than the normal risk of collectability or present other unfavourable features.

                         ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Consolidated Financial Statements are included in Item 18 of this Annual Report.

Legal proceedings

Litigation

Members of the Group are engaged in litigation in the UK and a number of overseas jurisdictions, including the US, involving claims by and against them which arise in the ordinary course of business. The directors of the Company, after reviewing the claims pending and threatened against Group undertakings and taking into account the advice of the relevant legal advisers, are satisfied that the outcome of these claims will not have a material adverse effect on the net assets of the Group.

Dividend policy

The Group will endeavour to maintain its dividend and to seek to increase it annually, taking into account the annual increase in adjusted earnings per share and the future needs of, and prospects for, the business. Normally, it will seek to pay an interim dividend equal to one third of the preceding year's total dividend.

SIGNIFICANT CHANGES

Past balance sheet events

No significant changes have occurred between the date of the financial statements and the date on which this report was approved.

                         ITEM 9. THE OFFER AND LISTING

OFFER AND LISTING DETAILS

Nature of trading market

On 22 August 1991, 26 August 1992, 13 September 1995, 16 October 1996, 26 March 1997, 12 February 1998, 8 February 1999, 30 July 1999, 30 September 1999 and 12
June 2001, the Company issued the following American Depositary Shares ("ADSs"), each in connection with a public offering in the United States:

 8,000,000 Series B ("Series B ADSs") representing 8,000,000 non-cumulative preference shares, Series B;
16,000,000 Series C ("Series C ADSs") representing 16,000,000 non-cumulative dollar preference shares, Series C;
 7,000,000 Series D ("Series D ADSs") representing 7,000,000 non-cumulative dollar preference shares, Series D;
 8,000,000 Series E ("Series E ADSs") representing 8,000,000 non-cumulative dollar preference shares, Series E;
 8,000,000 Series F ("Series F ADSs") representing 8,000,000 non-cumulative dollar preference shares, Series F;
10,000,000 Series G ("Series G ADSs") representing 10,000,000 non-cumulative dollar preference shares, Series G;
12,000,000 Series H ("Series H ADSs") representing 12,000,000 non-cumulative dollar preference shares, Series H;
12,000,000 Series I ("Series I ADSs") representing 12,000,000 non-cumulative dollar preference shares, Series I;
 9,000,000 Series J ("Series J ADSs") representing 9,000,000 non-cumulative dollar preference shares, Series J; and
16,000,000 Series K ("Series K ADSs") representing 16,000,000 non-cumulative dollar preference shares, Series K.

Each of the respective ADSs represents the right to receive one corresponding preference share, is evidenced by an American Depositary Receipt ("ADR") and is listed on the New York Stock Exchange ("NYSE").

The ADRs evidencing the ADSs above were issued pursuant to Deposit Agreements, dated as of 22 August 1991, covering the Series B ADSs and dated as of 17 August 1992 covering the other ADSs, among the Company, The Bank of New York as depository, and all holders from time to time of ADRs issued thereunder. Currently, there is no non-United States trading market for any of the non-cumulative dollar preference shares. All of the non-cumulative dollar preference shares are held by the depository, as custodian, in bearer form.

At 31 December 2001, there were 614 registered shareholders of Series B ADSs, 1,192 registered shareholders of Series C ADSs, 315 registered shareholders of Series D ADSs, 169 registered shareholders of Series E ADSs, 175 registered shareholders of Series F ADSs, 118 registered shareholders of Series G ADSs, 103 registered shareholders of Series H ADSs, 149 registered shareholders of Series I ADSs, 75 registered shareholders of Series J ADSs and 50 registered shareholders of Series K ADSs.

On 29 March 1994, the Company issued 8,000,000 Exchangeable Capital Securities, Series A ("X-CAPs") in connection with a public offering in the United States. The X-CAPs are listed on the New York Stock Exchange and commenced trading under the symbol 'RBSX' on 29 April 1994. Currently, there is no non-US market for the X-CAPs.

The following table shows the high and low sales prices for each of the ADSs, the X-CAPs and the PROs for the periods indicated, as reported on the NYSE composite tape:

------------------------------------------------------------------------------------------------------------------------
Figures in US$
--------------            Series  Series  Series  Series  Series  Series  Series  Series  Series  Series
                             B       C       D       E       F       G       H       I       J       K
                           ADSs    ADSs    ADSs    ADSs    ADSs    ADSs    ADSs    ADSs    ADSs     ADSs  X-CAPs   PROs
                          ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------
By month
March 2002           High 27.66   26.04   27.15   27.50   27.35   25.60   25.67   26.66   27.40    26.00   26.55  105.20
                     Low  26.10   25.17   25.85   25.53   25.15   24.46   24.49   24.50   25.65    24.80   25.35  101.05
February 2002        High 27.85   26.20   26.85   27.50   27.10   25.69   26.00   26.35   27.47    25.95   26.40  106.97
                     Low  27.00   25.55   26.40   26.80   26.65   25.12   25.14   25.58   26.65    25.20   25.95  103.60
January 2002         High 27.20   26.05   27.05   27.14   27.13   25.50   25.36   26.45   27.30    26.23   26.65  105.21
                     Low  26.55   25.42   26.60   26.05   25.82   25.05   24.85   25.72   26.70    25.60   26.05  101.23
December 2001        High 27.30   26.75   26.99   27.57   26.59   25.70   26.14   26.88   28.20    26.25   26.25  103.35
                     Low  26.22   25.19   25.84   25.82   25.60   24.80   24.70   25.45   26.45    25.10   25.78   98.89
November 2001        High 28.05   26.14   27.90   27.94   27.20   25.85   27.15   27.00   28.85    26.49   27.10  106.44
                     Low  26.75   25.73   27.00   27.15   26.40   25.31   26.45   26.05   27.55    25.95   26.03  100.16
October 2001         High 27.40   25.98   27.75   27.70   27.00   25.54   25.45   26.90   28.07    26.95   26.45  103.02
                     Low  26.15   25.37   27.05   27.00   25.65   24.80   24.70   25.75   25.95    22.17   25.90  100.74

By quarter
2002: First quarter  High 27.85   26.20   27.15   27.50   27.35   25.69   26.00   26.66   27.47    26.23   26.65  106.97
                     Low  26.10   25.17   25.85   25.53   25.15   24.46   24.49   24.50   25.65    24.80   25.35  101.05
2001: Fourth quarter High 28.05   26.75   27.75   27.94   27.20   25.85   26.14   26.90   28.85    26.95   27.10  106.44
                     Low  26.15   25.19   25.84   25.82   25.60   24.80   24.70   25.45   25.95    22.17   25.78   98.89
2001: Third quarter  High 27.25   26.20   27.99   27.65   27.20   25.86   25.50   26.56   27.31    26.50   27.20  101.38
                     Low  25.52   25.27   26.07   26.30   25.40   24.20   24.30   25.00   25.50    24.90   26.10   96.58
2001: Second quarter High 27.10   26.24   26.60   26.60   26.25   24.95   25.00   26.00   26.55    25.55   26.90       -
                     Low  25.70   25.15   25.83   25.42   25.15   24.10   23.40   25.01   24.80    25.00   25.70       -
2001: First quarter  High 26.98   26.05   26.72   26.13   26.15   24.82   24.80   25.70   26.30        -   26.65       -
                     Low  25.44   25.19   25.38   25.25   24.31   22.94   22.75   24.63   25.00        -   25.50       -
2000: Fourth quarter High 26.44   25.75   25.25   25.31   24.50   23.00   22.94   25.00   25.50        -   26.00       -
                     Low  25.13   24.13   22.75   23.00   21.63   20.81   20.25   22.50   23.75        -   23.50       -
2000: Third quarter  High 26.50   25.75   25.00   24.56   23.38   22.38   22.25   24.38   25.00        -   25.13       -
                     Low  25.13   24.06   23.50   22.50   21.75   20.44   20.44   22.50   23.06        -   21.94       -
2000: Second quarter High 26.13   25.13   24.13   23.38   22.75   20.75   20.88   22.88   23.94        -   24.38       -
                     Low  24.94   23.06   22.00   21.31   20.38   19.13   19.00   20.56   21.50        -   21.56       -
2000: First quarter  High 26.00   24.00   24.50   23.56   22.63   21.13   21.44   23.56   24.19        -   24.00       -
                     Low  25.13   21.19   21.25   21.25   19.63   19.25   18.13   20.00   22.00        -   21.56       -

By year
2001*                High 28.05   26.75   27.99   27.94   27.20   25.86   27.15   27.00   28.85    26.95   27.20  106.44
                     Low  25.44   25.15   25.38   25.25   24.31   22.94   22.75   24.63   24.80    22.17   25.50   96.58
2000**               High 26.50   25.75   25.50   25.31   24.63   23.00   22.94   25.00   25.50        -   26.00       -
                     Low  24.94   21.13   20.63   19.81   19.13   18.88   17.63   19.63   21.13        -   21.56       -
1999***              High 26.80   26.70   28.00   27.90   27.25   25.75   25.45   25.20   25.00        -   28.15       -
                     Low  25.65   24.75   24.80   24.70   24.15   21.50   21.30   23.50   25.00        -   24.45       -
1998***              High 27.20   26.95   27.90   28.05   27.10   26.00       -       -       -        -   27.30       -
                     Low  25.80   25.30   25.45   25.50   25.00   23.90       -       -       -        -   25.75       -
1997***              High 27.63   26.75   27.25   27.25   25.75       -       -       -       -        -   26.88       -
                     Low  26.13   25.50   25.00   24.86   23.63       -       -       -       -        -   25.13       -
------------------------------------------------------------------------------------------------------------------------

*      Year ended 31 December
**     15 months ended 31 December
***    Year ended 30 September


MARKETS

The ADSs, the X-CAPs and the PROs are listed on the New York Stock Exchange.

                        ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

The following information is a summary of certain terms of the Company's Memorandum of Association (the "Memorandum") and Articles of Association (the "Articles") as in effect at the date of this Annual Report and certain relevant provisions of the Companies Act 1985, as amended (the "Act") as relevant to the holders of any class of share. The following summary description is qualified in its entirety by reference to the terms and provisions of the Memorandum and Articles. The Memorandum and Articles are registered with the Registrar of Companies of Scotland. Holders of any class of share are encouraged to read the full Memorandum and Articles, which have been filed with the SEC.

Incorporation and registration

The Company was incorporated and registered in Scotland under the Companies Act 1948 to 1967 as a limited company on 25 March 1968 under the name National and Commercial Banking Group Limited. On 10 March 1982, it changed its name to its present name and was reregistered under the Companies Act 1948 to 1980 as a public company with limited liability. The Company is registered under Company No. SC 45551.

Purpose and objects

The Memorandum provides, amongst other things, that its objects are to carry on the business of banking in all or any of its aspects and to carry on the business of a holding company. The Company's objects are set out in full in clause 4 of the Memorandum.

Directors

At each annual general meeting of the Company, one third of the directors (or the number nearest to one third) subject to retirement will retire by rotation and be eligible for re-election. The directors to retire will be those who have been longest in office since their last appointment or reappointment or, in the case of those who were appointed or reappointed on the same day, will (unless they otherwise agree) be determined by lot.

Directors may be appointed by the Company by ordinary resolution or by the board. A director appointed by the board holds office only until the next annual general meeting, whereupon he will be eligible for re-election, and is not taken into account in determining the directors who are to retire by rotation at that meeting. Unless and until otherwise determined by ordinary resolution, the directors (other than alternative directors) shall be not more than twenty five. There is no stipulation in the Articles regarding a minimum number of directors; under the Act, and in the absence of express provision, the minimum number is two.

Directors' interests

A director shall not vote at a meeting of the board or a committee of the board on any resolution of the board concerning a matter in which he has an interest (otherwise than by virtue of his interest in shares, debentures or other securities of, or otherwise in or through, the Company) which (together with any interest of any person connected with him) is, to his knowledge, material unless his interest arises only because the resolution relates to one or more of the following matters:

(i) the giving of any security or indemnity in respect of money lent, or obligations incurred by him or any other person at the request of, or for the benefit of, the Company or any of its subsidiary undertakings;

(ii) the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he has assumed responsibility (in whole or in part) under a guarantee or indemnity or by the giving of security;

(iii) a proposal concerning an offer of shares, debentures or other securities of the Company, or any of its subsidiary undertakings, for subscription or purchase, in which offer he is, or may be, entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(iv) a contract, arrangement, transaction or proposal concerning any other body corporate in which he is interested, directly or indirectly, whether as an officer or shareholder or otherwise, provided that he is not the holder of shares representing one per cent. or more of any class of the equity share capital of such body corporate;

(v) any proposal concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme or employees' share scheme which relates both to directors and employees of the Company or a subsidiary of the Company and does not provide any privilege in respect of any director which it does not accord to the employees to which the fund or scheme relates;

(vi) a contract, arrangement, transaction or proposal for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(vii) a contract, arrangement, transaction or proposal concerning any insurance which the Company proposes to purchase and/or maintain for, or for the benefit of, any directors or for persons who include directors of the Company.

Borrowing powers

The directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company, or of any third party.

Retirement

In accordance with section 293 of the Act and the Articles, no person who has attained the age of 70 may be appointed to the board and any serving director reaching that age must vacate his office at the conclusion of the annual general meeting commencing next after he or she attains the age of 70.

Notwithstanding the foregoing, directors of any age may be appointed to or remain on the board if that appointment is or was made or approved by the Company in a general meeting provided that special notice containing the age of the relevant director is given.

Qualifying shareholding

Directors are not required to hold any shares of the Company by way of qualification.

Classes of shares

The Company has 4 general classes of shares, including ordinary shares, preference shares, additional value shares and non-voting deferred shares to which the provisions set forth below apply.

Dividends

General

Subject to the provisions of the Act and clause 133 of the Articles, the Company may, by ordinary resolution, declare dividends on ordinary shares save that no dividend shall exceed the amount recommended by the board.

Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the board so resolves, be forfeited and shall revert to the Company. The Company may cease sending dividend warrants and cheques by post or otherwise to a member if such instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish any new address or account of the registered holder. The Company may resume sending warrants and cheques if the holder requests such recommencement in writing.

Preference shares

Each cumulative preference share confers the right to a fixed cumulative preferential dividend payable half-yearly. Each non-cumulative preference share confers the right to a preferential dividend (not exceeding a specified amount) payable in the currency of the relevant share. The rate of such dividend and the date of payment thereof, together with the terms and conditions of the dividend are as may be determined by the directors prior to allotment. Cumulative preference share dividends are paid in priority to any dividend on any other class of share.

The non-cumulative preference shares rank for dividend after the cumulative preference shares but rank pari passu with each other and any shares expressed to rank, in terms of participation in the profits of the Company, in some or all respects pari passu therewith and otherwise in priority to dividends payable on the ordinary shares and any other share capital in the Company.

Dividends will be declared and paid in full on non-cumulative preference shares if, in the opinion of the directors of the Company, the Company has sufficient distributable profits, after payment in full or the setting aside of a sum to provide for all dividends accrued on the cumulative preference shares, to cover such payment in full.

If, in the opinion of the directors, insufficient profits of the Company are available to cover the payment in full of dividends after having paid any dividends payable on any of the cumulative preference shares, dividends will be declared by the directors pro rata on the non-cumulative preference shares to the extent of the available distributable profits.

The non-cumulative preference shares will carry no further rights to participate in the profits of the Company and if, and to the extent that, any dividend or part of any dividend is on any occasion not paid for the reasons described above, holders of non-cumulative preference shares will have no claim in respect of such non-payment.

If any dividend is not payable for the reasons described above, or if payment of any dividend would cause a breach of the UK Financial Services Authority's capital adequacy requirements applicable to the Company or its subsidiaries, the directors may pay a special dividend not exceeding US$0.01, (pound)0.01 or
(euro)0.01 (depending on the currency of the relevant preference share) per share.

If the dividend payable on any series of non-cumulative preference shares on the most recent payment date is not paid in full, or if a sum is not set aside to provide for such payment in full, no dividends may be declared on any other share capital of the Company other than the cumulative preference shares and no sum may be set aside for the payment of a dividend on any other share capital, unless, on the date of declaration, an amount equal to the dividend payable in respect of the then current dividend period for such series of non-cumulative preference shares is set aside for payment in full on the next dividend payment date.

If any dividend payable on the non-cumulative preference shares is not paid in full or if a sum is not set aside to provide for such payment in full, the Company may not redeem or purchase or otherwise acquire any other share capital of the Company and may not set aside any sum nor establish any sinking fund for its redemption, purchase or other such acquisition, until such time as dividends have been declared and paid in full in respect of successive dividend periods together aggregating not less than twelve months.

Additional Value Shares ("AVS")

Each AVS will provide, subject to declaration by and at the discretion of the directors, dividends in aggregate of (pound)1 per AVS as described in clause
2.1 of Schedule 4 of the Articles or conversion into ordinary shares and a resale mechanism as described in clause 2.7 of Schedule 4 of the Articles.

Notwithstanding the foregoing, no dividend will be paid on the AVSs if and to the extent that such payment would constitute an unauthorised variation or abrogation of the rights as to participation in profits attached to any preference shares in the capital of the Company.

Distribution of assets on liquidation

General

On a winding-up of the Company, the liquidator may, with the authority of an extraordinary resolution and any other sanction required by the Insolvency Act 1986 and subject to the rights attaching to any class of shares after payment of all liabilities, including the payment to holders of preference shares, divide amongst the members in specie the whole or any part of the assets of the Company or vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members and may determine the scope and terms of those trusts. No member shall be compelled to accept any assets on which there is a liability.

Cumulative preference shares

In the event of a return of capital on a winding-up or otherwise, the holders of cumulative preference shares are entitled to receive out of the surplus assets of the Company available for distribution amongst the members (i) in priority to the holders of the non-cumulative preference shares and any other shares ranking pari passu therewith, the arrears of any fixed dividends including the amount of any dividend due for a payment after the date of commencement of any winding-up or liquidation but which is payable in respect of a half-year period ending on or before such date and (ii) pari passu with the holders of the non-cumulative preference shares and any other shares ranking pari passu therewith, the amount paid up or credited as paid up on such shares together with any premium.

Non-cumulative preference shares

Each non-cumulative preference share shall confer on a winding up or liquidation (except, (unless otherwise provided by the terms of issue) a redemption or purchase by the Company of any shares in the capital of the Company), the right to receive out of surplus assets of the Company available for distribution amongst the members after payment of the arrears (if any) of the cumulative dividend on the cumulative preference shares and in priority to the holders of the ordinary shares, repayment of the amount paid up or credited as paid up on the non-cumulative preference shares together with any premium paid on issue pari passu with the holders of the cumulative preference shares and together with an amount equal to accrued and unpaid dividends.

Additional Value Shares

If the Company is wound up or liquidated or there is a return of capital (other than a redemption or purchase of any shares of any class in the capital of the Company), the holders of the AVS will be entitled to receive in sterling out of the surplus assets of the Company available for distribution amongst the members in priority to the holders of the ordinary shares of the Company but after payment of all amounts outstanding to holders of any preference share in the capital of the Company or any other share ranking in priority to the AVSs, an amount of (pound)1 less the aggregate amount of any dividends paid in respect of each AVS prior to the date of the winding up or liquidation (but for the avoidance of doubt excluding any distribution paid in the winding up or liquidation).

If the assets available for distribution are insufficient to pay in full the amounts payable with respect to the additional value shares, the holders of the additional value shares will share rateably in the distribution of assets (if any) in proportion to the full preferential amounts to which they are respectively entitled.

After payment of the full amount of the liquidation distribution to which they are entitled, the holders of the additional value shares will have no right or claim to any of the Company's surplus assets.

Voting rights

General

Subject to any rights or restrictions as to voting attaching to any shares or class of shares, on a show of hands every member who is present in person at a general meeting shall have one vote and on a poll every member present in person or by proxy shall have one vote for each share held by him. No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of shares in the capital of the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

The quorum required for a meeting of members is not less than five members present in person or by proxy and entitled to vote. If a meeting is adjourned because of the lack of a quorum, the members present in person or by proxy and entitled to vote will constitute a quorum at the adjourned meeting.

Meetings are convened upon written notice of not less than 21 days in respect of meetings of members called for the passing of a special resolution or Annual General Meetings of members, and not less than 14 days in respect of most other meetings of members.

Cumulative preference shares

At a general meeting of the Company, every holder of a cumulative preference share who is present in person shall be entitled to one vote on a show of hands and, on a poll, every person who is present in person or by proxy shall have one vote for each 25 pence in nominal amount of shares held. No member shall be entitled to vote any share in person or by proxy unless all moneys owed in respect of that share have been paid.

Non-cumulative preference shares

Holders of non-cumulative preference shares are not entitled to attend or vote at any general meeting unless the business of the meeting includes the consideration of a resolution for the winding-up of the Company or any resolution directly varying or abrogating the rights attached to any such shares and then in such case only to speak to and vote upon any such resolution.

However, holders have the right to vote in respect of any matter when the dividend payable on their shares has not been declared in full for such number of dividend periods as the directors shall determine prior to the allotment thereof.

Whenever a holder is entitled to vote at a general meeting, on a show of hands every shareholder who is present in person has one vote and, on a poll, every such holder who is present in person or by proxy shall have such number of votes as may be determined by the directors prior to allotment.

Additional Value Shares

The holders of the AVSs will not be entitled to receive notice of, attend or vote at any general meeting of shareholders except as provided by applicable law or as described in clause 2.5, Schedule 4 to the Articles.

Redemption

Unless the directors determine, prior to allotment of any particular series of preference shares, that such series shall be non-redeemable, the preference shares will be redeemable at the option of the Company on any date (a "Redemption Date") which (subject to certain exceptions described in the terms of such shares) falls no earlier than such date (if any) as may be fixed by the directors, prior to allotment of such shares. On redemption, there shall be paid on each non-cumulative preference share the aggregate of its nominal amount together with any premium paid on issue, where applicable a redemption premium and accruals of dividend.

Purchase

General

Subject to the Act, the Company may, by special resolution, reduce its share capital, any capital redemption reserve and any share premium account and may also, subject to the Act, the requirements of the London Stock Exchange and the rights attached to any class of shares, purchase its own shares (including redeemable shares).

Non-cumulative preference shares and convertible preference shares

Subject to the Act, the Company may purchase any non-cumulative preference shares and convertible preference shares upon such terms as the directors shall determine provided that, where the shares being purchased are listed on the London Stock Exchange, the purchase price payable, exclusive of expenses and accrued dividends, shall not exceed (a) in the case of a purchase in the open market, or by tender, the average of the closing middle market quotations of such shares for the 10 dealing days preceding the date of the purchase or (if higher), in the case of a purchase in the open market only, the market price on the date of purchase provided that such market price is not more than 105 per cent. of such average and (b) in the case of a purchase by private treaty, 120 per cent. of the closing middle market quotation of such shares for the last dealing day preceding the date of purchase; but so that this proviso shall not apply to any purchase of such shares made in the ordinary course of a business of dealing in securities. Upon the purchase of any such shares, the nominal amount of such shares shall thereafter be divided into, and reclassified as, ordinary shares.

Conversion rights

Convertible preference shares carry the right to convert into ordinary shares if they have not been the subject of a notice of redemption from the Company, on or before a specified date determined by the directors. The right to convert will be exercisable by service of a conversion notice on the Company within a specified period. The Company will use reasonable endeavours to arrange the sale, on behalf of convertible preference shareholders who have submitted a conversion notice, of the ordinary shares which result from such conversion and to pay to them the proceeds of such sale so that they receive net proceeds equal to the nominal value of the convertible preference shares which were the subject of the conversion notice and any premium at which such shares were issued, provided that ordinary shares will not be sold at below a benchmark price (as determined prior to the issue of the relevant convertible preference shares by the directors).

The Category II non-cumulative convertible sterling shares carry the right to convert into ordinary shares on three conversion dates and, if they have not been converted or redeemed prior to 31 March 2003, they will automatically convert into ordinary shares on that date. The details of the terms of the Category II non-cumulative convertible sterling preference shares are set out in Schedule 3 to the Articles.

Following the payment of aggregate dividends of (pound)1 in respect of each additional value share, the additional value shares will be de-listed from the Official List and from trading on the London Stock Exchange's market for listed securities and will convert automatically into non-voting deferred shares of (pound)0.01 each. Non-voting deferred shares shall be utilised for the limited purpose of the conversion of additional value shares. No non-voting deferred shares are in issue at this date. A description of non-voting deferred shares is found in clause 2.6 of Schedule 4 to the Articles.

If, on 1 September 2003, aggregate dividends of (pound)1 have not been paid in respect of each additional value share, then unless the Directors have resolved that a dividend be paid on or before the final dividend date of such amount that aggregate dividends paid on each additional value share will be (pound)1 and that dividend is duly paid on or before the final dividend date as described under clause 2.7 of Schedule 4 to the Articles, the additional value shares will be converted into fully paid up ordinary shares and the Company will use its reasonable efforts, to the extent permitted by applicable law, to sell such ordinary shares to raise sale proceeds equivalent to an amount per additional value share of (pound)1 less the aggregate amount of any dividends paid in respect of each such additional value share. The conversion into Ordinary Shares is subject to the conditions as described in clauses 2.6 and
2.7 of Schedule 4 to the Articles.

Changes in share capital and variation of rights

Subject to the provisions of the Act and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine. Subject to the provisions of the Act, the Company may issue shares which are, or at the option of the Company or the holder are liable, to be redeemed. Subject to the provisions of the Act and the Articles, unissued shares are at the disposal of the board.

The Company may by ordinary resolution: increase its share capital; consolidate and divide all or any of its share capital into shares of larger amount than its existing shares; subject to the provisions of the Act, subdivide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum; or cancel any shares which have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Subject to the provisions of the Act, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class of shares may (unless further conditions are provided by the terms of issue of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of holders of the shares of the class (but not otherwise).

To any such separate general meeting the provision of the Articles relating to general meetings will apply, save that:

(i) if at any adjourned meeting of such holders a quorum as defined above is not present, two people who hold shares of the class, or their proxies, are a quorum; and

(ii) any such holder present in person or by proxy may demand a poll.

The rights attaching to any class of shares having preferential rights are not, unless otherwise expressly provided by the terms of issue thereof, deemed to be varied by the creation or issue of further shares ranking, as regards participation in the profits or assets of the Company, pari passu therewith, but in no respect in priority thereto.

Disclosure of interests in shares

The Act gives the Company the power to require persons who it believes to be, or have been within the previous three years, interested in its shares, to disclose prescribed particulars of those interests. Failure to supply the information or supplying a statement which is materially false may lead to the board imposing restrictions upon the relevant shares. The restrictions available are the suspension of voting or other rights conferred by membership in relation to meetings of the Company in respect of the relevant shares and, additionally, in the case of a shareholding representing at least 0.25 per cent. of the class of shares concerned, the withholding of payment of dividends on, and the restriction of transfers of, the relevant shares.

Limitations on rights to own shares

There are no limitations imposed by UK law or the Memorandum and Articles on the right of non-residents or foreign persons to hold or vote the Company's shares other than the limitations that would generally apply to all of the Company's shareholders.

Members resident abroad

Members with registered addresses outside the United Kingdom are not entitled to receive notices from the Company unless they have given the Company an address within the United Kingdom at which such notices may be served.

Certain other UK law provisions

Pre-emptive rights

As the Company is a public company incorporated in Scotland, in general, holders of ordinary shares have automatic pre-emptive rights pursuant to section 89 of the Act.

Lien and forfeiture

The Company will have a first and paramount lien (enforceable by sale) on every partly paid share (including dividends payable on such a share) for all moneys payable to the Company in respect of that share. The board may call any moneys unpaid on shares and may forfeit shares on which calls payable are not duly paid. The forfeiture shall include all dividends payable in respect of the forfeited shares which have not been paid before the forfeiture.

Untraced shareholders

The Company shall be entitled to sell, at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by transmission if:

(i) during a period of 12 years prior to the date of advertising its intention to sell such shares at least three cash dividends in respect of such shares have become payable but all dividends or other moneys payable remain unclaimed;

(ii) as soon as practicable after the expiry of the period referred to in sub-paragraph (i) above, the Company inserts advertisements in one daily newspaper with a national circulation in the United Kingdom, one Scottish daily newspaper and one newspaper circulating in the area of the last known address of the member or other person giving notice of its intention to sell the shares;

(iii) during the period referred to in sub-paragraph (i) above and the period of three months following the publication of the advertisements referred to in sub-paragraph (ii) above, the Company receives no indication of the whereabouts or existence of the member or other person; and

(iv) if the shares are listed on the London Stock Exchange, the Company gives notice to the London Stock Exchange of its intention to sell the shares prior to publication of the advertisements.

The net proceeds of such sale shall belong to the Company, which shall be obliged to account to the former member or other person previously entitled to the shares for an amount equal to the proceeds as a creditor of the Company.

MATERIAL CONTRACTS

The company and its subsidiaries are party to various contracts in the ordinary course of business. For the period ended 31 December 2001, there have been no material contracts entered into outside the ordinary course of business.

EXCHANGE CONTROLS

The company has been advised that there are currently no UK laws, decrees or regulations which would prevent the remittance of dividends or other payments to non-UK resident holders of the Company's non-cumulative dollar preference shares.

There are no restrictions under the Articles of Association of the Company or under UK law, as currently in effect, which limit the right of non-UK resident owners to hold or, when entitled to vote, freely to vote the Company's non-cumulative dollar preference shares.

TAXATION

The following discussion summarises certain US federal and UK tax consequences of the acquisition, ownership and disposition of non-cumulative dollar preference shares, ADSs, X-CAPs or PROs by a beneficial owner of non-cumulative dollar preference shares, ADSs evidenced by ADRs, X-CAPs or PROs that is a citizen or resident of the United States or that otherwise will be subject to US federal income tax on a net income basis in respect of the non-cumulative dollar preference shares, X-CAPs, ADSs or PROs (a "US Holder"). This summary assumes that a US Holder is holding non-cumulative dollar preference shares, ADSs evidenced by ADRs, X-CAPs or PROs, as applicable, as capital assets. This summary does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the UK for UK tax purposes or, generally, (ii) that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the Company.

The statements regarding US and UK tax laws (including the US/UK double taxation convention relating to income and capital gains) (the "Treaty") and the US/UK double taxation convention relating to estate and gift taxes (the "Estate Tax Treaty") and practices set forth below are based (i) on those laws and practices as in force and as applied in practice on the date of this Report, (ii) in part, on the new double taxation convention relating to income and capital gains signed by the US and the UK (the "New Treaty"), which must be ratified by the US Senate and the UK Parliament before its provisions enter into force, although no assurance can be provided as to when the New Treaty will enter into force, and (iii) in part, on representations of the depository, and assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. The US Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming, by US Holders of ADRs, of foreign tax credits for US federal income tax purposes. Accordingly, the analysis of the creditability of UK taxes described below could be affected by future actions that may be taken by the US Treasury. The terms of the New Treaty are currently awaiting ratification by the US and UK governments; the final provisions of this treaty might alter the rules described in this discussion. This summary is not exhaustive of all possible tax considerations and holders are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US federal, state, local and other laws, of the acquisition, ownership and disposition of non-cumulative dollar preference shares, ADSs evidenced by ADRs, X-CAPs or PROs by consulting their own tax advisers.

For the purposes of the New Treaty and the Estate Tax Treaty and for purposes of the US Internal Revenue Code of 1986, as amended (the "Code"), US Holders of ADSs will be treated as owners of the non-cumulative dollar preference shares underlying such ADSs.

Preference shares or ADSs evidenced by ADRs

Taxation of dividends

The Company is not required to withhold tax at source from dividend payments it makes or from any amount (including any amounts in respect of accrued dividends) distributed by the Company.

When the Company pays a dividend, an amount equal to 10/90ths of the amount of the cash dividend is generally allowed as a credit (the "Tax Credit") against the UK tax liability of individuals who receive (or who are treated as receiving) the dividend and who are resident in the UK for UK tax purposes.

Under the Treaty, an Eligible US Holder (as defined below) is entitled to a payment from the United Kingdom of the

Tax Credit to which an individual resident in the UK for UK tax purposes would have been entitled (the "Tax Credit Amount"). Such payment will be subject to a deduction withheld of an amount not exceeding 15% of the sum of the cash dividend and the Tax Credit Amount (the "UK Withholding Tax"), but not in excess of the Tax Credit Amount. Accordingly, Eligible US Holders will not receive any actual payment since the UK Withholding Tax will cancel out the Tax Credit Amount. In addition, Eligible US Holders will have no further UK tax liability in respect of the dividend.

For the purposes of this Report, the term 'Eligible US Holder' means a US Holder that is a beneficial owner of a non-cumulative dollar preference share or an ADS evidenced by an ADR and of the cash dividend paid thereon, and that satisfies the following conditions: the US Holder (i) is an individual or a corporation resident in the United States for purposes of the Treaty (and, in the case of a corporation, is not also resident in the UK for UK tax purposes);
(ii) is not a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the Company; (iii) whose holding of the non-cumulative dollar preference shares or ADSs is not effectively connected with a permanent establishment in the UK through which such US Holder carries on business or with a fixed base in the UK from which such US Holder performs independent personal services; (iv) under certain circumstances, is not an investment or holding company, 25% or more of the capital of which is owned, directly or indirectly, by persons that are not individuals resident in, and are not nationals of, the United States;
(v) under certain circumstances, is not exempt from federal income tax on dividend income in the United States; and (vi) under certain circumstances, does not own 10% or more of the series of non-cumulative dollar preference shares in respect of which the dividend is paid.

A US Holder that is a trust or estate may be entitled to the benefit of the Treaty in respect of a cash dividend paid by the Company but only to the extent that dividend income derived by such US Holder is taxable in the United States as the income of a US resident in the hands of such US Holder or of its beneficiaries, as the case may be.

Cash distributions, including any UK tax withheld therefrom, made with respect to the non-cumulative dollar preference shares or ADSs representing preference shares will constitute dividends for US federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company, as determined for US federal income tax purposes.

A US Holder will realise dividend income for US federal income tax purposes in an amount equal to the sum of any cash dividend paid by the Company and, if such Holder is an Eligible US Holder that elects under the Treaty to claim a foreign tax credit with respect to the UK Withholding Tax, the UK Withholding Tax associated with such cash dividend. Dividends paid by the Company will not be eligible for the dividends received deduction allowed to corporations under the Code.

Subject to certain limitations and restrictions, the UK Withholding Tax withheld in accordance with the Treaty will be treated for US tax purposes as a UK withholding tax that may be claimed as a credit against the US federal income tax liability of the Eligible US Holder who complies with applicable filing requirements and so elects under the Treaty. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by the Company with respect to the non-cumulative dollar preference shares will generally constitute 'passive income' or, in the case of certain US Holders, 'financial services income'.

The election described in the preceding paragraph will not be available under the New Treaty and, accordingly, no foreign tax credit will be available under the New Treaty with respect to dividends paid to US Holders.

Taxation of capital gains

A US Holder that is not resident (or, in the case of an individual, ordinarily resident) in the UK will not normally be liable for UK tax on capital gains realised on the disposition of such holder's non-cumulative dollar preference share or ADS unless at the time of the disposal such US Holder carries on a trade, profession or vocation in the UK through a branch or agency and such non-cumulative dollar preference share or ADS is or has been used, held or acquired for the purposes of such trade (or profession or vocation), branch or agency. Special rules apply to individuals who are temporarily not resident or ordinarily resident in the UK. A US Holder will, upon the sale, exchange or redemption of a non-cumulative dollar preference share or ADS representing preference shares, generally recognise capital gains or losses for US federal income tax purposes (assuming in the case of a redemption, that such US Holder does not own, and is not deemed to own, any ordinary shares of the Company) in an amount equal to the difference between the amount realised (excluding in the case of a redemption any amount treated as a dividend for US federal income tax purposes) and the US Holder's tax basis in the non-cumulative dollar preference share or ADS. A US Holder who is liable for both UK and US tax on a gain recognised on the disposal of the non-cumulative dollar preference share or ADS will generally be entitled, subject to certain limitations, to credit the UK tax against its US federal income tax liability in respect of such gain.

Estate and gift tax

A non-cumulative dollar preference share or ADS held by an individual, whose domicile is determined to be the United States for purposes of the Estate Tax Treaty and who is not a national of the UK, will not be subject to UK inheritance tax on the individual's death or on a lifetime transfer of the non-cumulative dollar preference share or ADS, except in certain cases where the non-cumulative dollar preference share or ADS (i) is comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the UK); (ii) is part of the business property of a UK permanent establishment of an enterprise; or (iii) pertains to a UK fixed base of an individual used for the performance of independent personal services. The Estate Tax Treaty generally provides a credit against US federal tax liability for the amount of any tax paid in the UK in a case where the non-cumulative dollar preference share or ADS is subject both to UK inheritance tax and to US federal estate or gift tax.

UK stamp duty and stamp duty reserve tax

The following is a summary of the UK stamp duty and stamp duty reserve tax consequences of transferring an ADS in registered form (otherwise than to the custodian on cancellation of the ADS). It does not set out the UK stamp duty or stamp duty reserve tax consequences of transferring, or agreeing to transfer, non-cumulative dollar preference shares or any interest therein or right thereto (other than interests in ADSs) on which investors should consult their own tax advisers.

A transfer of a registered ADS executed and retained in the US will not give rise to stamp duty and an agreement to transfer a registered ADS will not give rise to stamp duty reserve tax.

X-CAPs

United States

Because the X-CAPs have no stated maturity, can be exchanged for preference shares or ADSs at the option of the Company and would be treated as if they were preference shares in a winding-up of the Company, and because the Company may elect not to make payments on the X-CAPs, the X-CAPs will be treated as equity for US federal income tax purposes.

Payments (including any UK tax withheld therefrom) will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the Company, as determined for US federal income tax purposes. Payments will not be eligible for the dividends received deduction allowed to corporations. For foreign tax credit limitation purposes, payments will generally constitute 'passive income', or in the case of certain US Holders, 'financial services income'.

A US Holder will, upon the sale, exchange or redemption of X-CAPs, generally recognise a capital gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realised and the US Holder's tax basis in the X-CAPs (assuming, in the case of a redemption, that such US Holder does not own, and is not deemed to own, any ordinary shares of the Company). A US Holder who is liable for both UK and US tax on a gain recognised on the disposal of the X-CAPs will generally be entitled, subject to certain limitations, to credit the UK tax against its US federal income tax liability in respect of such gain.

Gain or loss will not be recognised by a US Holder upon the exchange of X-CAPs for preference shares or ADSs pursuant to the Company's exercise of its exchange right. A US Holder's basis in the preference shares or ADSs received in exchange for its X-CAPs will be the same as the US Holder's basis in the X-CAPs at the time of the exchange and the US Holder's holding period for the preference shares or ADSs received in the exchange will include the holding period of the X-CAPs exchanged.

United Kingdom

Taxation of payments of interest

Payments of interest will not be subject to withholding or deduction for or on account of UK taxation as long as X-CAPs are and remain at all times listed on the New York Stock Exchange or some other 'recognised stock exchange' within the meaning of section 841 of the Income and Corporation Taxes Act 1988. So long as the X-CAPs are so listed, withholding will not be required whether the X-CAPs are in bearer or registered form. In all other cases an amount must be withheld on account of UK income tax at the lower rate (currently 20%) subject to any direction to the contrary by the Inland Revenue under the Treaty and subject to any entitlement to pay gross to US Holders within the charge to corporation tax.

Any paying agent or other person through whom interest is paid to, or by whom interest is received on behalf of, an individual, may be required to provide information in relation to the payment and the individual concerned to the UK Inland Revenue. The Inland Revenue may communicate this information to the tax authorities of other jurisdictions.

The UK Inland Revenue has confirmed that interest payments should not be treated as distributions for UK tax purposes (i) by reason of the fact that interest may be deferred under the terms of issue or (ii) by reason of the undated nature of the X-CAPs, provided that at the time an interest payment is made, the X-CAPs are not held by a company which is 'associated' with the Company or by a 'funded company'. A company will be associated with the Company if, broadly speaking, it is in the same group as the Company. A company will be a 'funded company' for these purposes if there are arrangements involving that company being put in funds (directly or indirectly) by the Company, or an entity associated with the Company. In this respect, the Inland Revenue has confirmed that a company holding an interest in X-CAPs which incidentally has banking facilities with any company associated with the Company will not be a 'funded company' by virtue of such facilities.

Interest on the X-CAPs constitutes UK source income for tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding. However, interest with a UK source received without deduction or withholding on account of UK tax will not be chargeable to UK tax in the hands of a US Holder unless that US Holder carries on a trade, profession or vocation in the UK through a UK branch or agency in connection with which the interest is received or to which the X-CAPs are attributable. There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers).

Proposed EU Directive on taxation of savings income

The European Union is currently considering proposals for a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States of the European Union will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to or for the benefit of an individual resident in that other Member State, subject to the right of certain Member States to opt instead for a withholding system for a transitional period in relation to such payments.

Disposal (including redemption)

A disposal (including redemption) of X-CAPs by a US Holder, who is an individual or other non corporation tax payer, will not give rise to any liability to UK taxation on capital gains unless the US Holder carries on a trade (which for this purpose includes a profession or vocation) in the UK through a branch or agency and the X-CAPs are, or have been, held or acquired for the purposes of that trade or branch or agency. However, the exchange by such a US Holder of X-CAPs for ADSs pursuant to the Company's exercise of its exchange right will not give rise to a charge to UK tax on capital gains.

A transfer of X-CAPs by a US Holder will not give rise to a charge to UK tax on accrued but unpaid interest payments, unless the US Holder is an individual or other non corporation tax payer and at any time in the relevant year of assessment or accounting period carries on a trade in the UK through a branch or agency to which the X-CAPs are attributable.

Annual tax charges

Corporate holders of X-CAPs may be subject to annual UK tax charges (or relief) by reference to fluctuations in exchange rates and in respect of profits, gains and losses arising from the X-CAPs, in place of the tax treatment referred to in the two preceding paragraphs. These rules will not, however, apply to corporate US Holders who do not carry on a trade, profession or vocation in the UK through a branch or agency in the UK to which the X-CAPs are attributable.

Inheritance tax

X-CAPs in bearer form physically held outside the UK should not be subject to UK inheritance tax in respect of a lifetime transfer by, or the death of, a US Holder who is not domiciled in the UK for inheritance tax purposes. However, in relation to X-CAPs held through DTC (or any other clearing system), the position is not free from doubt and the Inland Revenue are known to consider that the situs of securities held in this manner is not necessarily determined by the place in which the securities are physically held. If X-CAPs in bearer form are or become situated in the UK, or if X-CAPs are held in registered form, there may be a charge to UK inheritance tax as a result of a lifetime transfer at less than fair market value by, or on the death of, such a US Holder. However, exemption from, or a reduction of, any such UK tax liability may be available under the Estate Tax Treaty in the same manner as for non-cumulative dollar preference shares.

Stamp duty and stamp duty reserve tax

No UK stamp duty is payable on the transfer by delivery or redemption of bearer X-CAPs, whether in definitive form or in the form of one or more global X-CAPs. No stamp duty reserve tax is payable on any agreement to transfer bearer X-CAPs provided that the agreement is not made in contemplation of, or as part of an arrangement for, a takeover of the Company.

No UK stamp duty will be payable in respect of any instrument of transfer of depositary interests respectively representing X-CAPs, provided that any instrument relating to such a transfer is not executed in the UK, and remains at all times outside the UK. The transfer on the sale of X-CAPs in registered form will attract ad valorem UK stamp duty or (if an unconditional agreement to transfer X-CAPs is not completed by a duly stamped transfer) UK stamp duty reserve tax, generally, at the rate of 0.5% of the consideration paid, which, in the case of stamp duty, will be rounded up to (pound)5 or multiples thereof. The transfer of X-CAPs in registered form (i) to, or to a nominee, or agent for, a person whose business is or includes issuing depositary receipts or (ii) to, or to a nominee for, a person whose business is or includes the provision of clearance services, will give rise to a liability to UK stamp duty or (to the extent that UK stamp duty is not paid on an instrument of transfer) UK stamp duty reserve tax, generally, at the rate of 1.5% of the price of the X-CAPs transferred, which, in the case of stamp duty, will be rounded up to (pound)5 or multiples thereof. Such a transfer of X-CAPs in bearer form will give rise to a charge to UK stamp duty reserve tax, generally, at the rate of 1.5% of the price of the X-CAPs transferred. A charge to UK stamp duty reserve tax will also arise on the issue of X-CAPs whether in registered or bearer form
(i) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts or (ii) to, or to a nominee for, a person whose business is or includes the provision of clearance services, generally at the rate of 1.5% of the price of the X-CAPs issued.

PROs

United States

Payments of interest on a PRO (including any UK tax withheld therefrom) will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the Company, as determined for US federal income tax purposes. Payments will not be eligible for the dividends received deduction allowed to corporations. For foreign tax credit limitation purposes, payments will generally constitute 'passive income', or in the case of certain US Holders, 'financial services income'. A US Holder who is entitled under the Treaty to a refund of UK tax, if any, withheld on a payment will not be entitled to claim a foreign tax credit with respect to such tax. See 'United Kingdom - Taxation of Payments of Interest' below for a discussion of circumstances in which UK withholding may apply.

A US Holder will, upon the sale, exchange or redemption of a PRO, generally recognise a capital gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realised (excluding any amount in respect of mandatory interest and any Missed Payments (within the meaning accorded such term by the prospectus supplement dated 13 August 2001, filed by the Company with respect to PROs), which would be treated as ordinary income) with respect to the PRO which are to be satisfied on a Missed Payment Satisfaction Date (within the meaning accorded such term by such prospectus supplement), which would be treated as ordinary income) and the US Holder's tax basis in the PRO (assuming, in the case of a redemption, that such US Holder does not own, and is not deemed to own, any ordinary shares of the Company). A US Holder who is liable for both UK and US tax on a gain recognised on the disposal of PROs will generally be entitled, subject to certain limitations, to credit the UK tax against its US federal income tax liability in respect of such gain.

United Kingdom

Taxation of payments of interest

Payments of interest will not be subject to withholding or deduction for or on account of UK taxation as long as the PROs are and remain at all times listed on a 'recognised stock exchange' within the meaning of section 841 of the Income and Corporation Taxes Act 1988. So long as the PROs are so listed, withholding will not be required. In all other cases an amount must be withheld on account of UK income tax at the lower rate (currently 20%) subject to any direction to the contrary by the Inland Revenue under the Treaty and subject to any entitlement to pay gross to US Holders within the charge to corporation tax. Where interest has been paid under deduction of UK withholding tax, US Holders may be able to recover the tax deducted under the Treaty.

Any paying agent or other person by or through whom interest is paid to, or by whom interest is received on behalf of, an individual, may be required to provide information in relation to the payment and the individual concerned to the UK Inland Revenue. The Inland Revenue may communicate this information to the tax authorities of other jurisdictions.

The UK Inland Revenue confirmed at around the time of the issue of the PROs that interest payments would not be treated as distributions for UK tax purposes (i) by reason of the fact that interest may be deferred under the terms of issue or (ii) by reason of the undated nature of the PROs, provided that at the time an interest payment is made, the PROs are not held by a company which is 'associated' with the Company or by a 'funded company'. A company will be associated with the Company if, broadly speaking, it is part of the same group as the Company. A company will be a 'funded company' for these purposes if there are arrangements involving that company being put in funds (directly or indirectly) by the Company, or an entity associated with the Company. In this respect, the Inland Revenue has confirmed that a company holding an interest in the PROs which incidentally has banking facilities with any company associated with the Company will not be a 'funded company' by virtue of such facilities.

Interest on the PROs constitutes UK source income for tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding. However, interest with a UK source received without deduction or withholding on account of UK tax will not be chargeable to UK tax in the hands of a US Holder unless that US Holder carries on a trade, profession or vocation in the UK through a UK branch or agency in connection with which the interest is received or to which the PROs are attributable. There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers).

Proposed EU Directive on taxation of savings income

The European Union is currently considering proposals for a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States of the European Union will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to or for the benefit of an individual resident in that other Member State, subject to the right of certain Member States to opt instead for a withholding system for a transitional period in relation to such payments.

Disposal (including redemption)

A disposal (including redemption) of PROs by a US Holder, who is an individual or other non corporation tax payer, will not give rise to any liability to UK taxation on capital gains unless the US Holder carries on a trade (which for this purpose includes a profession or a vocation) in the UK through a branch or agency and the PROs are, or have been, held or acquired for the purposes of that trade or branch or agency.

A transfer of PROs by a US Holder will not give rise to a charge to UK tax on accrued but unpaid interest payments, unless the US Holder is an individual or other non corporation tax payer and at any time in the relevant year of assessment or accounting period carries on a trade in the UK through a branch or agency to which the PROs are attributable.

Annual tax charges

Corporate holders of PROs may be subject to annual UK tax charges (or relief) by reference to fluctuations in exchange rates and in respect of profits, gains and losses arising from the PROs, in place of the tax treatment referred to in the two preceding paragraphs. These rules will, however, only apply to corporate US Holders who carry on a trade, profession or vocation in the UK through a branch or agency in the UK to which the PROs are attributable.

Inheritance tax

In relation to PROs held through DTC (or any other clearing system), the position on the UK inheritance tax is not free from doubt in respect of a lifetime transfer, or death of, a US Holder who is not domicilied in the UK for inheritance tax purposes; the UK Inland Revenue are known to consider that the situs of securities held in this manner is not necessarily determined by the place where the securities are registered. In appropriate circumstances, there may be a charge to UK inheritance tax as a result of a lifetime transfer at less than fair market value by, or on the death of, such a US Holder. However, exemption from, or a reduction of, any such UK tax liability may be available under the Estate Tax Treaty.

Stamp duty and stamp duty reserve tax

No stamp duty, stamp duty reserve tax or similar tax is imposed in the UK on the issue, transfer or redemption of the PROs.

DOCUMENTS ON DISPLAY

Documents concerning the Company may be inspected at 42 St Andrew Square, Edinburgh, EH2 2YE.

In addition, we file reports and other information with the SEC. You can read and copy these reports and other information at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You can also read and copy these reports and other information at the SEC's New York regional office at the Woolworth Building, 233 Broadway, New York, and at its Chicago regional office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 or at the offices of The New York Stock Exchange, on which certain of our securities are listed, at 20 Broad Street, New York, New York 10005. The SEC also maintains a website at www.sec.gov. which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

      ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a) Risk management

The management of risk is fundamental to the Group's operations. It has in place a comprehensive risk management framework comprising:

o    The Board providing leadership, setting strategy and monitoring progress.
o    Group-wide policies, procedures, processes and systems.
o A comprehensive executive committee structure focusing on risk management at Group level. Where appropriate this is replicated at divisional level.
o    Risk management functions that are independent of business management.

The principal risk management executive committees are:

o Group Executive Management Committee ("GEMC"), a sub-committee of the Board.
o    Group Risk Management Committee ("GRMC"), a sub-committee of the GEMC.
o    Group Credit Committee ("GCC"), a sub-committee of the Board.
o Group Asset and Liability Management Committee ("GALCO"), a sub-committee of GEMC.

The independent Group Risk function is responsible for advising the Board on the operation and effectiveness of the Group's risk management framework. Within each division, independent risk management units operate, reporting to both divisional executive management and the Head of Group Risk. Supporting GALCO and the Balance Sheet Management Committee, Group Treasury is responsible for capital raising, liquidity and structural hedging policies and the management of the Group's balance sheet.

The most significant risks managed by the Group are:

o Enterprise risk: the risk of loss from inadequate or failed internal processes, people and systems or from external events.
o Credit risk: the possibility that the Group will incur losses from the failure of a counterparty to meet its obligations or from changes in the credit quality of a counterparty.
o Market risk: the possibility that the Group will incur losses from changes in interest rates, foreign exchange rates or the prices of equity shares and indices, commodities, debt securities and other financial contracts, including derivatives.
o Liquidity risk: the risk that the Group will be unable to meet its funding requirements at acceptable rates and appropriate maturities.

Enterprise risk

Enterprise risk is the term used by the Group to describe those risks faced by the Group that are not managed by credit, liquidity, or market risk processes. These risks, which include operational risks, can arise from inadequate or failed internal processes and systems, staff error and management failure and from changes to the legal, regulatory, political or operating environment of any of the territories where the Group operates.

Primary responsibility for the day-to-day management of enterprise risk lies with business unit executive management. They are responsible for establishing and maintaining appropriate policies, procedures, internal controls and business continuity arrangements. Internal controls include physical controls; segregation of duties; appropriate authorisation limits; and procedures to ensure compliance with laws and regulations. Group Risk is responsible for providing assurance to GEMC on the level of risk within the Group and the effectiveness of the Group's enterprise risk management processes. Within each division, there are independent risk management units. Group Audit advises business unit management and the Group Audit Committee on the quality and effectiveness of the system of internal controls and identifies any significant control deficiencies in the Group.

Credit risk

Credit risk is the risk that customers and professional counterparties will not meet their repayment obligations. This risk is managed within the Group's credit risk management framework comprising:

Executive involvement through the GRMC. This sub-committee of the GEMC is chaired by the Group Finance Director and includes other executive directors. It defines the credit risk strategy of the Group and approves both policy changes and other enhancements to the credit risk management framework.

On a day-to-day basis, executive directors and other GEMC members participate in the Group, divisional and subsidiary company credit committees. These committees hold the highest levels of credit authority (below Board level) in the Group.

The Group's Credit Risk Management Principles set out the minimum standards. These include:

     o All credit risk exposures require approval before assumption by the Group. Existing credit risk exposures are monitored and reviewed periodically (usually annually with the lower quality exposures being subject to greater frequency of analysis). These approvals can only be given by duly authorised individuals or bodies (credit committees) or (in the case of retail businesses) through authorised automated processes.
     o Credit authority is delegated only to competent individuals who are independent of business revenue generation or to credit committees. Credit authority is not extended to branch or account relationship managers.
     o Credit risk exposures originated anywhere in the Group that create obligations from the same counterparty group are aggregated (subject to de minimis thresholds) in determining the appropriate level of credit approval required and managed together.
     o Customers/counterparties are assigned with a rating, which is mapped to a Group scale that reflects the probability of default.

Approval process. Distinct approval processes exist for each of the significant counterparty types to ensure appropriate skills and resources are employed:

     o Retail and personal businesses combine industry standard credit scoring techniques, adapted for the Group, that process small scale, large volume credit decisions, with traditional analysis and judgement applying to more significant credit risks.
     o Credit approvals for the professional counterparties of Financial Markets are supported by a dedicated credit function providing expertise in traded markets product risk and specialisation in financial institutions analysis.
     o For the Group's corporate businesses, the judgement exercised over the credit approvals is supported by the relationship management team, the Analysis Rating and Research Unit and the Credit Risk Department.

The balance between risk and reward is managed by the credit approval process and appropriate risk adjusted return measurement tools.

Portfolio management. The business units and GEMC review monthly reports on the Group's portfolios of credit risks. Portfolio information is examined principally by quality ratings but further sub-divided by major division/subsidiary; by geography; and by industrial sector. Expected loss and other statistical tools are used in trend analysis.

Oversight of delegated authority. Group Risk and divisional credit risk functions undertake reviews to provide independent oversight of delegated authority and compliance with Group practice.

Problem exposure management. Credit management within each business unit is the responsibility of business unit credit committees. Specialist units within the Group provide intensive management and control over the Group's impaired loans to minimise the incidence of credit losses. In the Group's corporate businesses, problem loans are managed by Specialised Lending Services which provides dedicated resource experienced in corporate restructuring. The Problem Exposure Review Forum reviews all such significant cases annually. This group is chaired by the Group Chief Executive and includes the appropriate divisional executive, account managers and credit managers. The Group's retail businesses operate automated triggers and filters as part of the monthly monitoring of all accounts. Identified problems are then managed through prescribed processes by centralised credit management units.

Market risk

The Group is exposed to market risk because of positions held in its treasury and trading portfolios, as well as due to its non-trading activity.

Market risk in the treasury portfolios arises as a consequence of the management of the Group's liquidity requirements. The instruments that give rise to this type of risk are mainly money-market instruments and interest rate derivatives, and the main risk factor is therefore predominantly interest rates.

Market risk in the trading portfolios is mainly associated with the customer-facing trading business, with the market-making operations and with taking positions in tradeable securities. The associated instruments are held on the trading (mark-to-market) books, and the main risk factors are interest rates, credit spreads and foreign exchange.

Non-trading market risk is associated with the mismatches between the re-pricing of the Group's non-trading financial assets and liabilities; with the Group's investment in overseas subsidiaries, associates and branches; with the Group's venture capital portfolio; with the investments held in Direct Line Group; and with the strategic equity investment in Santander Central Hispano, S.A. ("SCH"). Mismatch risk mainly gives rise to interest-rate exposure which is then transferred to the Group's trading or treasury units for management within their approved limits. The exception is Citizens, where the risk is retained in the non-trading retail and commercial banks. Overseas investments mainly give rise to structural foreign exchange exposure. The strategic investment in SCH, the venture capital portfolio and the Direct Line Group investments mainly give rise to equity exposure.

The Group's long-term assurance assets and liabilities attributable to policyholders have been excluded from these market risk disclosures.

The Group manages the market risk in its trading and treasury portfolios through its market risk management framework, which is based on Value-at-Risk ("VaR") limits, together with stress testing, scenario analysis, and position and sensitivity limits. Stress testing measures the impact of abnormal changes in market rates and prices on the fair value of the Group's trading portfolios. GEMC approves the high-level VaR and stress limits for the Group. The Group Risk function, independent from the Group's trading businesses, is responsible for setting and monitoring the adequacy and effectiveness of the Group's market risk management processes.

Value-at-risk

VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group's VaR assumes a time horizon of one day and a confidence level of 95%. In other words, a one-day loss greater than VaR is likely to occur on average on only one in every 20 business days. In addition, the Group's VaR is also estimated assuming a 10-day holding period.

The Group uses historical simulation models in computing VaR. This approach, in common with many other VaR models, assumes that risk factor changes observed in the past are a good estimate of those likely to occur in the future and is, therefore, limited by the relevance of the historical data used. The Group's method, however, does not make any assumption about the nature or type of the underlying loss distribution. The Group typically uses the previous two years of market data.

The Group's VaR should be interpreted in light of the limitations of the methodologies used. These limitations include:

o Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.
o VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.
o VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.
o The Group largely computes the VaR of trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group's intra-day exposure and the VaR for selected portfolios is computed intra-day.

These limitations and the nature of the VaR measure mean that it should not be viewed as a guarantee of the Group's ability to limit its market risk. The Group cannot be certain that losses will not exceed the VaR amounts indicated nor that losses in excess of the VaR amounts will not occur more frequently than once in 20 business days.

For a discussion of the Group's accounting policies for, and information with respect to, its exposures to derivative financial instruments, see accounting policy (o) and Note 38 to the Consolidated Financial Statements.

Trading

The Group's trading activities comprise: market making - quoting firm bid (buy) and offer (sell) prices with the intention of profiting from the spread between the quotes; customer facilitation - providing products to the Group's client base at competitive prices; arbitrage - entering into offsetting positions in different but closely related markets to profit from market imperfections; and proprietary activity - taking positions in financial instruments as principal to take advantage of anticipated market conditions. Financial instruments held in the Group's trading portfolios include, but are not limited to, debt securities, loans, deposits, securities sale and repurchase agreements and derivative financial instruments (futures, forwards, swaps and options).

The VaR for the Group's trading portfolios, segregated by type of market risk exposure, is presented in the tables below.

---------------------------------------------------------------------------------------------------------------------
                                                              Year ended 31 December 2001
                                     -------------------------------------------------------------------------------
                                             Period end             Maximum             Minimum             Average
                                    -------------------  ------------------   -----------------  ------------------
                                               (pound)m            (pound)m            (pound)m            (pound)m

Interest rate                                       7.9                15.4                 7.7                11.1
Currency                                            0.4                 2.6                 0.3                 1.1
Equity                                              0.4                 1.6                 0.3                 0.5
Diversification effects                            (0.5)
                                    -------------------
Total                                               8.2                15.6                 7.7                11.3
                                    -------------------  ------------------   -----------------  ------------------
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Pro forma basis                                               Year ended 31 December 2000
                                     -------------------------------------------------------------------------------
                                             Period end             Maximum             Minimum             Average
                                    -------------------  ------------------   -----------------  ------------------
                                               (pound)m            (pound)m            (pound)m            (pound)m

Interest rate                                       9.4                11.7                 7.8                 9.4
Currency                                            1.0                 3.1                 0.7                 1.6
Equity                                              0.9                 0.9                   -                 0.2
Diversification effects                            (1.5)
                                     ------------------
Total                                               9.8                12.4                 8.1                 9.7
                                     ------------------  ------------------   -----------------  ------------------
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Statutory basis                                               Year ended 31 December 2000
                                     -------------------------------------------------------------------------------
                                             Period end             Maximum             Minimum             Average
                                    -------------------  ------------------   -----------------  ------------------
                                               (pound)m            (pound)m            (pound)m            (pound)m

Interest rate                                       9.4                11.7                 1.0                 8.0
Currency                                            1.0                 3.1                 0.2                 1.4
Equity                                              0.9                 0.9                   -                 0.2
Diversification effects                            (1.5)
                                     ------------------
Total                                               9.8                12.4                 1.2                 8.3
                                     ------------------  ------------------   -----------------  ------------------
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Statutory basis                                               Year ended 30 September 1999
                                     -------------------------------------------------------------------------------
                                             Period end             Maximum             Minimum             Average
                                    -------------------  ------------------   -----------------  ------------------
                                               (pound)m            (pound)m            (pound)m            (pound)m

Interest rate                                       1.5                 1.7                 0.7                 1.2
Currency                                            0.3                 0.5                 0.2                 0.3
Equity                                                -                   -                   -                   -
Diversification effects                            (0.1)
                                     ------------------
Total                                               1.7                 1.9                 0.7                 1.2
                                     ------------------  ------------------   -----------------  ------------------
---------------------------------------------------------------------------------------------------------------------

The Group's trading activities are carried out principally by Financial Markets ("FM"). In the year to 31 December 2001, average daily profit including net interest for FM's trading portfolios was (pound)5.2 million (year to 31 December 2000 - pro forma (pound)3.7 million) and the standard deviation of profits was (pound)4.5 million (year to 31 December 2000 - pro forma (pound)3.4 million). On a statutory basis, average daily profit including net interest for the year to 31 December 2000 was (pound)3.0 million, and (pound)0.7 million for the year to 30 September 1999; the standard deviation of profit was (pound)3.5 million in the year to 31 December 2000 and (pound)0.5 million in the year to 30 September 1999.

Non-trading

The Group's portfolios of non-trading financial instruments, arising from its treasury activities, its retail and corporate banking operations and its general insurance business, mainly comprise loans (including finance leases), debt securities, equity shares, deposits, certificates of deposit and other debt securities issued, loan capital and derivatives (mainly interest rate swaps). At 31 December 2001, the VaR for these portfolios was: total (pound)8.9 million, interest rate (pound)7.7 million, currency (pound)0.1 million and equity (pound)7.8 million.

Treasury

The Group's treasury activities include its money-market business and the management of internal funds flows with the Group's businesses. Money-market portfolios include cash instruments (principally debt securities, loans and deposits) and related hedging derivatives. VaR for the Group's treasury portfolios, which relates mainly to interest rate risk, is presented below.

--------------------------------------------------------------------------------------------------------
                                                    Period end       Maximum        Minimum      Average
                                                 -------------  ------------  ------------- ------------
                                                      (pound)m      (pound)m       (pound)m     (pound)m

Year ended 31 December 2001                                4.6           5.9            3.8          4.5

Year ended 31 December 2000 - pro forma                    5.4           5.7            2.8          4.0

15 months ended 31 December 2000 - statutory               5.4           5.7            2.6          3.7
--------------------------------------------------------------------------------------------------------

Retail and corporate banking

Structural interest rate risk arises in the Group's commercial banking activities where assets and liabilities have different repricing dates. Group policy requires that all material interest rate risk arising from retail and corporate banking activities be transferred to a trading or treasury unit for management within its approved limits. The exception to this approach is Citizens, where the interest rate risk is retained within the regional banks.

Structural interest rate risk is calculated in each business unit on the basis of establishing the repricing behaviour of each asset and liability product. For many products, the actual interest rate repricing characteristics differ from the contractual repricing.

In most cases, the repricing maturity is then determined by the market interest rate that most closely fits the historical behaviour of the product interest rate. For non-interest bearing current accounts, the repricing maturity is determined by the stability of the portfolio. The repricing maturities used are reviewed by both the Balance Sheet Management Committee and business unit asset and liability committees annually, or more often if appropriate.

A static maturity gap report is produced as at the month-end for each material business unit, in each functional currency based on the behaviouralised repricing for each product. It is Group policy to include non-financial assets and liabilities, mainly tangible fixed assets and the Group's capital and reserves, spread over medium and longer term maturities, in the gap report. This report also includes hedge transactions, principally derivatives. Any residual non-trading interest rate exposures are measured and monitored against limits using a version of the same VaR methodology, but without discount factors, that is used for the Group's trading portfolios. Limits are also set on the net interest income exposure over 12 months to a 1% parallel movement in interest rates.

This VaR calculation includes all non-trading assets and liabilities in the Group's balance sheet and is undertaken quarterly. At 31 December 2001, the total VaR exposure relating to structural interest rate risk was estimated to be (pound)8.8 million (31 December 2000 - (pound)5.1 million) with the major exposures being to changes in longer term sterling and US dollar interest rates. During the year, the maximum VaR was (pound)13.7 million, the minimum (pound)4.4 million and the average (pound)7.9 million. The major contributor to this non-trading VaR is Citizens, which manages its structural interest rate exposure partly through investment portfolios, which consist mainly of US mortgage-backed securities.

In calculating the VaR exposure for the retail and commercial businesses there are two main limitations:

(i) only principal flows are included in the maturity ladders i.e. interest flows are not included;
(ii) whilst embedded option risk is managed (see below), the related VaR is not included in the above VaR disclosure.

Option risk in the non-trading businesses principally occurs in certain fixed rate assets and liabilities. An example is where businesses undertake to provide funding to, or to accept deposits from, customers at a future date at a pre-determined fixed interest rate. Derivatives are used to manage the risk of interest rate movements from the date a commitment is made to a customer to the date the transaction closes. Option risk also arises where customers can repay fixed rate loans or withdraw fixed rate deposits before their maturity. In managing this risk, modelling of how the level of early repayment varies with interest rate movements is undertaken for the major fixed rate books. The Group also seeks to protect itself from early repayment risk through the imposition of early repayment interest charges, where applicable. Option risk is also inherent in certain portfolios of investment securities held by the Group, notably US mortgage-backed securities.

Currency risk

The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in overseas subsidiary and associated undertakings and their related currency funding. The Group's policy in relation to structural positions is to match fund the structural foreign currency exposure arising from net asset value, including goodwill, in overseas subsidiaries, equity accounted investments and branches, except where doing so would materially increase the sensitivity of either the Group's or subsidiary's regulatory capital ratios to currency movements. The policy requires structural foreign exchange positions to be reviewed regularly by the GALCO. Gains or losses on foreign currency investments net of any gains or losses on related foreign currency funding or hedges, are recognised in the statement of total recognised gains and losses.

The tables below set out the Group's structural foreign currency exposures.

---------------------------------------------------------------------------------------------------------------------
                                             At 31 December 2001                      At 31 December 2000
                                    -------------------------------------- -----------------------------------------
                                                     Foreign
                                                    currency                                   Foreign
                                        Foreign  liabilities  Structural         Foreign       currency  Structural
                                       currency      hedging     foreign        currency    liabilities     foreign
                                            net          net    currency             net    hedging net    currency
                                    investments  investments   exposures     investments    investments   exposures
                                    ------------------------------------     --------------------------------------
                                       (pound)m     (pound)m    (pound)m        (pound)m       (pound)m    (pound)m
Functional currency of net
  investment
US dollar                                 5,207        5,162          45           2,426          2,354          72
Euro                                        797          242         555             782            224         558
Swiss franc                                 250          243           7             201            193           8
Other non-sterling                           61           46          15              86             83           3
                                    ------------------------------------     --------------------------------------
Total                                     6,315        5,693         622           3,495          2,854         641
                                    ------------------------------------     --------------------------------------
---------------------------------------------------------------------------------------------------------------------

The structural foreign currency exposure in euros at 31 December 2001 is principally due to Ulster Bank running an open structural foreign exchange position to minimise the sensitivity of its capital ratios to possible movements in the euro exchange rate against sterling.

Equity risk

Non-trading equity risk arises principally from the Group's strategic investments, its venture capital activities and its general insurance business. The reserves of the Group's general insurance business are invested in cash, debt securities and equity shares. The VaR of the equity element of this portfolio was (pound)7.8 million at 31 December 2001. VaR is not an appropriate risk measure for the Group's venture capital investments, comprising a mix of quoted and unquoted investments, or its portfolio of strategic investments. At 31 December 2001, equity shares held as investment securities had a book value of (pound)1,528 million (31 December 2000 - (pound)1,437 million) and a valuation of (pound)1,792 million (31 December 2000 - (pound)2,094 million).

Liquidity risk

Liquidity management within the Group focuses on the management of both overall balance sheet structure and the control within prudent limits of risk arising from the mismatch of maturities across the balance sheet and from contingent obligations.

The structure of the Group's balance sheet is managed to maintain substantial diversification, to minimise concentration across its various deposit sources, and to contain the level of reliance on total and net short-term wholesale sources of funds within prudent levels.

The short-term maturity structure of the Group's liabilities and assets is also managed on a daily basis to ensure that contractual cashflow obligations, and potential cashflows arising from undrawn commitments and other contingent obligations, may be met as they arise from day to day, either from cash inflows from maturing assets, new borrowing or from the sale or repo of various debt securities held.

The short-term liquidity risk is managed on a consolidated basis for the whole Group excluding the activities of Citizens and insurance businesses in the UK which are subject to regulatory regimes which necessitate the separate management of liquidity. Internal liquidity mismatch limits are set for all other subsidiaries and non-UK branches which have material local treasury activities in external markets, to ensure those activities do not compromise daily maintenance of the Group's overall liquidity risk position within the Group's policy parameters.

The level of large deposits taken from banks, corporate customers, non-bank financial institutions and other customers, and significant cash outflows therefrom, are also reviewed to monitor concentration and identify any adverse trends.

The degree of maturity mismatch within the overall long-term structure of the Group's assets and liabilities is also managed within internal policy limits, to ensure that term asset commitments may be funded on an economic basis over their life. In managing its overall term structure, the Group analyses and takes into account the effect of retail and corporate customer behaviour on actual asset and liability maturities where that differs materially from the underlying contractual maturities.

Policy parameters for the control of overall balance sheet structure and liquidity risk are set by the GALCO. Compliance is monitored and co-ordinated by the Group Treasury function both in respect of internal policy and the regulatory requirements of the FSA.

In addition to their consolidation within the Group's daily liquidity management processes, it is also the responsibility of all Group subsidiaries and branches outside the UK to ensure compliance with all separate local regulatory liquidity requirements applicable.

The Group also periodically evaluates various scenarios to analyse the potential impact on its liquidity risk. Contingency plans are maintained to anticipate and respond to any approaching or actual material deterioration in market conditions.

Sources of funding

Excluding capital and other liabilities, customer accounts continue to provide a substantial majority of the Group's funding and represent a well diversified and stable source of funds from a wide range of retail, corporate and non-bank institutional customers.

-----------------------------------------------------------------------------------------------------------------------
                                                          31 December 2001                   31 December 2000
                                                   --------------------------------   -------------------------------
                                                         (pound)m                %         (pound)m                %
Customer accounts :
  repayable on demand                                     115,054             40.5           96,837             39.6
  time deposits (excluding repos)                          66,486             23.4           60,744             24.8
                                                   ---------------   --------------   --------------   --------------
Total                                                     181,540             63.9          157,581             64.4
Repos with customers                                       17,455              6.1           19,721              8.1
Deposits by banks (including repos)                        40,038             14.1           35,130             14.4
Debt securities in issue                                   30,669             10.8           19,407              7.9
Short positions                                            14,622              5.1           12,801              5.2
                                                   ---------------   --------------   --------------   --------------
Total deposits including repos,
  debt securities in issue and short positions            284,324            100.0          244,640            100.0
                                                   ---------------   --------------   --------------   --------------
-----------------------------------------------------------------------------------------------------------------------

Customer accounts, excluding repos, grew by (pound)23,959 million (up 15.2%) and continue to represent approximately 64% of the Group's funding excluding capital and other liabilities. Part of the overall increase in customer accounts reflects the Mellon acquisition in December 2001. Excluding that element, the underlying increase in the Group's customer accounts was (pound)13,831 million (up 8.8%).

Repos with corporate and institutional customers are undertaken primarily by Greenwich Capital Markets in the USA and by Financial Markets. Repo activity with customers declined to represent 6.1% of the Group's funding excluding capital and other liabilities at 31 December 2001 (compared with 8.1% at 31 December 2000).

Deposits by banks increased in line with growth in the Group balance sheet to remain at just over 14% of the Group's funding excluding capital and other liabilities. Deposits by banks are taken from a wide range of counterparties, with the largest single depositor continuing to represent less than 1% of the Group's total funding.

Debt securities in issue increased to represent 10.8% of the Group's funding excluding capital and other liabilities at 31 December 2001 (compared with 7.9% at 31 December 2000). Total debt securities in issue at 31 December 2001 include (pound)5,969 million ((pound)5,645 million at 31 December 2000) with a maturity of over 1 year, reflecting the activity of the Group in raising term funds through its Euro Medium Term Note programme and other term issues.

The Group remains well placed to access various wholesale funding sources from a wide range of counterparties and markets, and the changing mix evident between customer repo, deposits by banks and debt securities in issue primarily reflects comparative pricing and investor/counterparty demand rather than a material perceived trend.

Net customer activity

Net customer lending rose by (pound)1,075 million increasing structural liquidity risk slightly as the growth in loans and advances to customers exceeded the growth in customer accounts, thus increasing the degree of reliance on wholesale market funding to support loan growth.

----------------------------------------------------------------------------------------------------------------------
                                                                     31 December 2001             31 December 2000
                                                             -------------------------      -----------------------
                                                                             (pound)m                     (pound)m

Loans and advances to customers (excluding reverse repos)                     182,549                      157,515

Customer accounts (excluding repos)                                           181,540                      157,581
                                                             -------------------------      -----------------------
Net customer lending                                                            1,009                         (66)
                                                             -------------------------      -----------------------
Customer accounts (excluding repos) as % of loans
  and advances to customers (excluding reverse repos)                           99.4%                       100.0%
                                                             -------------------------      -----------------------
----------------------------------------------------------------------------------------------------------------------

As for customer accounts, part of the overall increase in loans and advances to customers reflects the acquisition in December 2001 by Citizens of the regional retail and commercial operations of Mellon Financial Corporation for which customer accounts acquired exceeded loans and advances to customers by (pound)5,663 million. Excluding that element, the underlying change in the Group's net customer lending was an increase of (pound)6,738 million.

In prevailing economic conditions and with interest rates at historically low levels in the UK, US and Europe, it is anticipated that the growth in demand for further borrowing by customers will in the medium term continue to exceed that for customer deposits received, thus increasing net customer lending further and increasing gradually over time the Group's dependence on the wholesale market for funding. The Group has evaluated a range of balance sheet management strategies to address the consequent impact on its liquidity risk position and has developed plans to contain that within its normal policy parameters.

Net wholesale market activity

----------------------------------------------------------------------------------------------------------------------
                                                                     31 December 2001            31 December 2000
                                                             ------------------------      ----------------------
                                                                             (pound)m                    (pound)m
Deposits by banks (including repos):

o  repayable on demand                                                          7,259                      12,455
o  less than 3 months maturity                                                 25,560                      19,985
o  over 3 months maturity                                                       7,219                       2,690
                                                             ------------------------      ----------------------
                                                                               40,038                      35,130
Repos with customers                                                           17,455                      19,721
Debt securities in issue                                                       30,669                      19,407
Short positions                                                                14,622                      12,801
                                                             ------------------------      ----------------------
                                                                              102,784                      87,059
                                                             ------------------------      ----------------------
Loans and advances to banks (including reverse repos):

o  repayable on demand                                                          3,934                       7,578
o  less than 3 months maturity                                                 26,200                      17,167
o  over 3 months maturity                                                       8,387                       7,330
                                                             ------------------------      ----------------------
                                                                               38,521                      32,075
Reverse repos with customers                                                   11,588                      13,700
Debt securities, treasury bills and other eligible bills                       74,176                      61,105
                                                             ------------------------      ----------------------
                                                                              124,285                     106,880
                                                             ------------------------      ----------------------

Net surplus of wholesale assets                                                21,501                      19,821
                                                             ------------------------      ----------------------
----------------------------------------------------------------------------------------------------------------------

The Group's net surplus of wholesale assets has increased, reducing overall structural liquidity risk. In line with the net customer activity acquired, the surplus of wholesale assets includes the effect of the Mellon acquisition in December 2001, which increased the Group's net wholesale assets by (pound)5,594 million. Excluding that element, the Group's net surplus of wholesale assets declined by (pound)3,914 million to (pound)15,907 million.

Comparing the maturity and net level of deposits by banks with loans and advances to banks, the Group's liquidity position has improved. Deposits by banks net of loans and advances to banks decreased from (pound)3,055 million to (pound)1,517 million and the maturity structure has lengthened. Net bank deposits repayable on demand fell by (pound)1,552 million and net bank deposits of less than 3 months' maturity fell by (pound)3,458 million, whilst net bank lending of over 3 months maturity increased by (pound)3,472 million.

The reduction in net bank deposits and in net customer repos has also been more than offset by an increase in debt securities in issue, again typically lengthening the maturity structure of the Group's funding and improving liquidity.

Sterling liquidity

Over 55% of the Group's total assets are denominated in sterling. The FSA requires the Group on a consolidated basis to maintain daily a minimum ratio of 100% between:

a) a stock of qualifying high quality liquid assets (primarily UK government securities, treasury bills, eligible bank bills, and cash held in branches) and

b)   the sum of :

     o sterling wholesale net outflows contractually due within 5 working days (offset up to a limit of 50%, by 85% of sterling certificates of deposit held which mature beyond 5 working days), and
     o 5% of retail deposits with a residual contractual maturity of 5 working days or less.

The Group has exceeded that minimum ratio requirement during 2001.

The FSA also sets an absolute minimum level for the stock of qualifying liquid assets that the Group is required to maintain each day. The Group has exceeded that minimum stock requirement at all times during 2001.

The Group's operational processes are actively managed to ensure that both the minimum sterling liquidity ratio and the minimum stock requirement are achieved or exceeded at all times.

Liquidity in non-sterling currencies

For non-sterling currencies, no specific regulatory liquidity requirement is set for the Group by the FSA. However, the importance of managing prudently the liquidity risk in its non-sterling activities is recognised and the Group manages its non-sterling liquidity risk daily within net mismatch limits set for the 0-8 calendar day and 0-1 month periods as a percentage of the Group's total deposit liabilities.

In measuring its non-sterling liquidity risk, due account is taken of the marketability within a short period of the wide range of debt securities held. Haircuts are applied in each case, dependent on various parameters, to determine the Group's ability to realise cash at short notice if required to meet unexpected outflows via the sale or repo of such marketable assets.

The level of contingent risk from the potential drawing of undrawn or partially drawn commitments, back-up lines, standby lines and other similar facilities is also actively monitored and reflected in the measures of the Group's non-sterling liquidity risk. Particular attention is given to the US$ commercial paper market and the propensity of the Group's corporate counterparties who are active in raising funds from that market to switch to take up facilities offered by the Group in the event of either counterparty specific difficulties or a significant widening of interest spreads generally in the commercial paper market.

The Group also provides liquidity back-up facilities to both its own conduits and certain other conduits which take funding from the US$ commercial paper market. Limits sanctioned for such facilities totalled less than (pound)6,300 million at 31 December 2001. The short-term contingent liquidity risk in providing such back-up facilities is also mitigated by the spread of maturity dates typically over a 3-month period of the commercial paper taken by the conduits.

The Group has operated within its non-sterling liquidity policy mismatch limits at all times during the 2001 period and operational processes are actively managed to ensure that is the case going forward.

Contingency plans are also maintained to enable the Group to respond effectively to unforeseen market liquidity or major payment systems problems which may emerge from time to time. Post the events in New York on 11 September 2001, the Group took swift action to bolster its liquidity position in both sterling and non-sterling currencies in the light of market uncertainties and potential payment systems difficulties which prevailed at that time and for a period subsequently.

Insurance risk

The Group sells and underwrites general insurance and life assurance. The essence of an insurance contract is the transfer of risk from the policyholder to the insurer. The Group controls its insurance exposures through product design and policy wording and through pricing and underwriting procedures. The Group's underwriting experience, the level of retained risk and solvency are closely monitored. Investment strategy reflects the maturity of underwriting liabilities. Underwriting concentrations and catastrophe exposure are reviewed and where necessary mitigated by reinsurance.

Residual value risk

The Group's asset finance activities expose the Group risk of loss if the value of the physical asset at the end of the financing term is less than that required to achieve the planned return. The Group mitigates this rise through portfolio diversification and active management of asset exposures throughout their life, from pricing through to re-marketing at the end of the transition term.

(b)  Financial instruments

Financial instruments are fundamental to the Group's business and constitute the core element of its operations. The risks associated with financial instruments are a significant component of the risks faced by the Group. Financial instruments create, modify or reduce the credit, market and liquidity risks of the Group's balance sheet. Each of these risks and the Group's policies and objectives for managing such risks are discussed above.

The purpose for which the Group holds or issues financial instruments can be classified into five main categories.

o  Customer loans and deposits

Customer loans and deposits (both retail and institutional) form a substantial part of the Group's business. The customer loan portfolio is the Group's largest asset and the interest received from such loans is the Group's core source of income.

The Group has detailed policies and strategies in respect of its customer loans and deposits which seek to minimise the risks associated with these financial instruments.

o  Investments (equity shares and debt securities)

The Group holds shares and other securities, excluding strategic investments, for use on a continuing basis in the Group's activities. The objective of holding such financial instruments is to generate funds over the term of the investment, in the form of distributions and/or appreciation in value. Funds generated are used in the Group's operations.

o Finance (money market loans and deposits, loan capital, debt securities in issue, preference shares)

The Group issues financial instruments to fund that portion of the Group's assets not funded by customer deposits. The objective of using financial instruments for financing purposes is to manage the Group's balance sheet in terms of minimising market risk. Responsibility for overseeing and implementing balance sheet management lies with Group Treasury.

o  Trading (foreign exchange, derivatives, debt securities, loans and deposits)

The Group trades in financial instruments for customer facilitation and as principal. The objective of trading in financial instruments is to maximise short term gains for both the customer and/or the Group. Trading activity is restricted to certain areas in the Group and is subject to strict policies and limits. Responsibility for setting trading policies and monitoring adherence thereto lies with Group Risk.

o  Hedging (derivatives, loans and deposits, debt securities)

Where financial instruments form part of the Group's risk management strategy they are classified as hedges. The objective for holding financial instruments as hedges is to match or eliminate the risk arising because of adverse movements in interest rates, exchange rates, credit ratings, equity prices or commodity prices. Derivatives are the main instruments used for hedging and are discussed further below.

Funding in the form of loans and deposits and preference shares is used to hedge certain of the Group's equity investments. Fixed rate debt securities are periodically used to hedge issued preference shares.

(c)  Derivatives

The following table sets forth activities of a non-trading nature undertaken by the Group, the related risks associated with such activities, and provides details of the types of derivatives used in managing such risks.

----------------------------------------------------------------------------------------------------------------------
Activity                                  Risk                                     Type of hedge

Management of the return on variable      Reduced profitability due to falls in    Receive fixed interest rate swaps
rate assets funded by shareholders'       short-term interest rates                Purchased interest rate options
funds and net non-interest bearing
liabilities

Fixed-rate lending funded by floating     Sensitivity to increases in short-term   Pay fixed interest rate swaps
rate liabilities                          interest rates
                                                                                   Purchased interest rate caps
                                          Sensitivity to decreases in
                                          medium/long term interest rates, due
                                          to prepayment

Fixed-rate retail and wholesale funding   Sensitivity to falls in short-term       Receive fixed interest rate swaps
                                          interest rates

Fixed-rate asset investments              Sensitivity to increases in short-term   Pay fixed interest rate swaps
                                          interest rates

Investment in foreign currency assets     Sensitivity to strengthening of          Cross-currency swaps
                                          sterling against other currencies        Foreign currency funding

Profit earned in foreign currencies       Sensitivity to strengthening of          Forward foreign exchange contracts
                                          sterling against other currencies        Purchased currency options
----------------------------------------------------------------------------------------------------------------------

RISK FACTORS

Set forth below are certain risk factors which could affect the Group's future results and cause them to be materially different from expected results. However, the Group's results could also be affected by competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

THE FINANCIAL PERFORMANCE OF THE GROUP IS AFFECTED BY BORROWER CREDIT QUALITY AND GENERAL ECONOMIC CONDITIONS, IN PARTICULAR IN THE UK.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group's businesses. Adverse changes in the credit quality of the Group's borrowers and counterparties or a general deterioration in UK or global economic conditions, or arising from systemic risks in the financial systems, could reduce the recoverability and value of the Group's assets and require an increase in the Group's level of provisions for bad and doubtful debts.

CHANGES IN INTEREST RATES, FOREIGN EXCHANGE RATES, EQUITY PRICES AND OTHER MARKET FACTORS AFFECT THE GROUP'S BUSINESS.

The most significant market risks the Group faces are interest rate, foreign exchange and bond and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs. Changes in currency rates, particularly in the sterling-dollar and sterling-euro exchange rates, affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by the Group's non-UK subsidiaries and may affect revenues from foreign exchange dealing. The performance of financial markets may cause changes in the value of the Group's investment and trading portfolios. The Group has implemented risk management methods to mitigate and control these and other market risks to which the Group is exposed. However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group's financial performance and business operations.

OPERATIONAL RISKS ARE INHERENT IN THE GROUP'S BUSINESS.

The Group's businesses are dependent on the ability to process a large number of transactions efficiently and accurately. Operational risk and losses can result from fraud, errors by employees, failure properly to document transactions or to obtain proper internal authorisation, failure to comply with regulatory requirements and Conduct of Business rules, equipment failures, natural disasters or the failure of external systems, for example, the Group's suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures and to staff training, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling each of the operational risks faced by the Group.

EACH OF THE GROUP'S BUSINESSES ARE SUBJECT TO SUBSTANTIAL REGULATION AND REGULATORY OVERSIGHT. ANY SIGNIFICANT REGULATORY DEVELOPMENTS COULD HAVE AN EFFECT ON HOW THE GROUP CONDUCTS ITS BUSINESS AND ON THE GROUP'S RESULTS OF OPERATIONS.

The Group is subject to financial services laws, regulations, administrative actions and policies in each location in which the Group operates. This supervision and regulation, in particular in the UK, if changed could materially affect the Group's business, the products and services offered or the value of assets. For example, the Government, in conjunction with the UK FSA, has commissioned an examination of the retail savings industry and its approach to investment to see whether resources are being allocated efficiently and whether consumers are being well served. The Group cannot predict the timing or form of any future regulatory initiatives.

INTEGRATION OF ACQUIRED BUSINESSES CAN AFFECT THE GROUP'S RESULTS.

The businesses acquired as part of the acquisition of NatWest, the regional retail and commercial business of Mellon Financial Corporation and other recent acquisitions are being integrated into the existing businesses of the Group. This integration process involves major changes to the management structures of the acquired businesses, large-scale migration of computer processing onto the Group's existing IT platform, and many other integration projects to align the acquired businesses with that of the Group. There is, therefore, an increased risk of operational failure during the integration process. Substantial resources are allocated to planning, management, monitoring and implementation of integration projects to minimise the risk that such projects are not completed on schedule or within budgeted costs.

The Group's future growth in earnings and shareholder value depends on strategic decisions regarding organic growth and potential acquisitions.

The Group devotes substantial management and planning resources to the development of strategic plans for organic growth and identification of possible acquisitions, supported by substantial expenditure to generate growth in customer business. If these strategic plans do not meet with success, the Group's earnings could grow more slowly or decline.

THE GROUP'S INSURANCE BUSINESSES ARE SUBJECT TO INHERENT RISKS INVOLVING CLAIMS PROVISIONS.

Future claims in the Group's general and life assurance business may be higher than expected as a result of changing trends in claims experience resulting from catastrophic weather conditions, demographic developments, changes in mortality and other causes outside the Group's control. Such changes would affect the profitability of current and future insurance products and services.

THE UK GOVERNMENT HAS ACCEPTED THE RECOMMENDATIONS OF THE COMPETITION COMMISSION ("CC") IN RESPECT OF ITS INQUIRY INTO THE UK MARKET FOR SMALL BUSINESS BANKING. THE RECOMMENDATIONS INCLUDE THE IMPLEMENTATION OF A NUMBER OF BEHAVIOURAL MEASURES AND THE PAYMENT OF INTEREST ON SMALL AND MEDIUM SIZED ENTERPRISES ("SMES") CURRENT ACCOUNTS IN CREDIT IN ENGLAND AND WALES.

On 14 March 2002, the UK Government announced that it had accepted in full the recommendations of the CC in connection with its inquiry into the provision of banking services to SMEs in the UK (see page 88). A process has now started whereby the detail behind the implementation of these remedies is agreed with the Office of Fair Trading ("OFT"). There remains a number of uncertainties over the precise form which this implementation will take and the timing of such implementation, although the CC has suggested that it sees no reason why this should not be within six months of the publication of its report. The Group is currently analysing the implications of the report.

                   ITEM 18. CONSOLIDATED FINANCIAL STATEMENTS

                                    CONTENTS

                                                                            Page
                                                                            ----

Statement of directors' responsibilities.................................    131

Auditors ................................................................    131

Reports of independent accountants ......................................    132

The Royal Bank of Scotland Group plc

Consolidated profit and loss account for the year ended 31 December 2001, the 15 months ended 31 December 2000, the year ended 31 December 2000, the three months ended 31 December 1999 and the year ended
   30 September 1999.....................................................    133

Consolidated balance sheet at 31 December 2001 and 31 December 2000......    134

Statement of consolidated total recognised gains and losses for the year ended 31 December 2001, the 15 months ended 31 December 2000, the year ended 31 December 2000, the three months ended 31 December 1999 and the
   year ended 30 September 1999 .........................................    135

Reconciliation of movements in consolidated shareholders' funds for the year ended 31 December 2001, the 15 months ended 31 December 2000, the year ended 31 December 2000, the three months ended 31 December 1999
   and the year ended 30 September 1999..................................    135

Consolidated cash flow statement for the year ended 31 December 2001, the
   15 months ended 31 December 2000, the year ended 31 December 2000, the three months ended 31 December 1999 and the year ended
   30 September 1999.....................................................    136

Accounting policies......................................................    137

Changes in accounting presentation.......................................    140

Notes to the Consolidated Financial Statements...........................    141

                    STATEMENT OF DIRECTORS' RESPONSIBILITIES

UK company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for that year. In preparing those financial statements, the directors are required to:

o    select suitable accounting policies and then apply them consistently;

o    make judgements and estimates that are reasonable and prudent; and

o state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the financial statements comply with the UK Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.


By order of the Board.




Miller McLean
Secretary
27 February 2002










                                    AUDITORS


The consolidated financial statements for 31 December 2001 and 31 December 2000 and for the periods then ended, and the transition quarter ended 31 December 1999 were audited by Deloitte & Touche.

The consolidated financial statements for the year ended 30 September 1999 were audited by PricewaterhouseCoopers.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of directors and shareholders of The Royal Bank of Scotland Group plc

We have audited the Consolidated balance sheet of The Royal Bank of Scotland Group plc and its subsidiary undertakings as at 31 December 2001 and 2000, and the Consolidated profit and loss account, the Consolidated cash flow statement, the Statement of consolidated total recognised gains and losses and the Reconciliation of movements in shareholder funds for the years ended 31 December 2001 and 2000, the 15 month period ended 31 December 2000 and the 3 month period ended 31 December 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Consolidated Financial Statements of the Group as of 30 September 1999 and for the year then ended were audited by other auditors whose reports, dated 17 December 1999 and 9 May 2001, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 31 December 2001, 31 December 2000 and 31 December 1999 financial statements present fairly, in all material respects, the financial position of The Royal Bank of Scotland Group plc and its subsidiary undertakings at 31 December 2001 and 2000, and the results of their operations and cash flows for the year ended 31 December 2001 and for each of the 15 and 12 month periods ended 31 December 2000, and the 3 month period ended 31 December 1999 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain material respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the year ended 31 December 2001, each of the 15 and 12 month periods ended 31 December 2000 and the 3 month period ended 31 December 1999 and the determination of the consolidated shareholders' equity at 31 December 2001 and 2000 to the extent described in Note 52 to the Consolidated Financial Statements.

Deloitte & Touche
Chartered Accountants
39 George Street
Edinburgh, Scotland
EH2 2HZ

27 February 2002

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of directors and shareholders of The Royal Bank of Scotland Group plc

We have audited the Consolidated balance sheet of The Royal Bank of Scotland Group plc at 30 September 1999, and the related Consolidated profit and loss account, the Reconciliation of movements in consolidated shareholders' funds and the Consolidated cash flows for the year ended 30 September 1999 (pages 133 to 196), all stated in pounds sterling. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United Kingdom which do not differ in any material respects from auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Royal Bank of Scotland Group plc at 30 September 1999, and the consolidated results of its operations and its cash flows for the year ended 30 September 1999, in conformity with generally accepted accounting principles in the United Kingdom (which differ in certain material respects from generally accepted accounting principles in the United States - see Note 52).

PricewaterhouseCoopers
Chartered Accountants
Erskine House
68-73 Queen Street
Edinburgh, Scotland
EH2 4NH

17 December 1999 except for the paragraphs headed 'Changes in accounting presentation' on page 140, as to which the date is 9 May 2001.


CONSOLIDATED PROFIT AND LOSS ACCOUNT

----------------------------------------------------------------------------------------------------------------------
                                                                  15 months                     3 months
                                                  Year ended          ended    Year ended          ended    Year ended
                                                 31 December    31 December   31 December    31 December  30 September
                                                        2001           2000          2000           1999          1999
                                                        ----           ----          ----           ----          ----
                                           Note     (pound)m       (pound)m      (pound)m       (pound)m      (pound)m
                                           ----
  Interest receivable                                 14,421         14,494        13,218          1,276         4,853
  Interest payable                                    (7,552)        (8,707)       (7,932)          (775)       (3,105)
                                                      ------         ------        ------          -----        ------
  Net interest income                                  6,869          5,787         5,286            501         1,748
                                                      ------         ------        ------         ------        ------

  Dividend income                                         54             54            44             10            34
  Fees and commissions receivable                      4,735          3,885         3,614            271         1,081
  Fees and commissions payable                          (930)          (746)         (706)           (40)         (129)
  Dealing profits                             1        1,426          1,003           933             70           199
  Other operating income                               1,052            959           874             85           459
                                                      ------         ------        ------         ------        ------
                                                       6,337          5,155         4,759            396         1,644

  General insurance - earned premiums                  1,804          1,608         1,344            264           869
                    - reinsurance                       (429)          (442)         (394)           (48)         (159)
                                                      ------         ------        ------         ------        ------
                    - net earned premiums              1,375          1,166           950            216           710
                                                      ------         ------        ------         ------        ------
  Non-interest income                                  7,712          6,321         5,709            612         2,354
                                                      ------         ------        ------         ------        ------

  Total income                                        14,581         12,108        10,995          1,113         4,102
                                                      ------         ------        ------         ------        ------
  Administrative expenses
   - staff costs*                             2       (4,059)        (3,547)       (3,274)          (273)       (1,012)
   - premises and equipment*                            (873)          (817)         (753)           (64)         (271)
   - other*                                           (1,903)        (1,615)       (1,475)          (140)         (460)
                                                      ------         ------        ------         ------        ------
                                                      (6,835)        (5,979)       (5,502)          (477)       (1,743)
  Depreciation and amortisation
   -  tangible fixed assets*                 22         (881)          (786)         (721)           (65)         (278)
   -  goodwill                               21         (651)          (541)         (537)            (4)           (1)
                                                      ------         ------        ------         ------        ------
                                                      (1,532)        (1,327)       (1,258)           (69)         (279)
                                                      ------         ------        ------         ------        ------
  Operating expenses                                  (8,367)        (7,306)       (6,760)          (546)       (2,022)
                                                      ------         ------        ------         ------        ------
  Profit before other operating charges                6,214          4,802         4,235            567         2,080
                                                      ------         ------        ------         ------        ------
  General insurance  - gross claims                   (1,263)        (1,205)         (981)          (224)         (720)
                     - reinsurance                       315            347           308             39           130
                                                      ------         ------        ------         ------        ------
                     - net claims                       (948)          (858)         (673)          (185)         (590)
                                                      ------         ------        ------         ------        ------
  Profit before provisions for bad and
    doubtful debts                                     5,266          3,944         3,562            382         1,490
  Provisions for bad and doubtful debts      14         (984)          (629)         (550)           (79)         (266)
  Amounts written off fixed asset investments             (7)           (42)          (42)             -           (13)
                                                      ------         ------        ------         ------        ------
  Operating profit                                     4,275          3,273         2,970            303         1,211
  Profit on disposal of businesses            4            -            100             -            100             -
                                                      ------         ------        ------         ------        ------
  Profit on ordinary activities before tax    5        4,275          3,373         2,970            403         1,211
  Tax on profit on ordinary activities        6       (1,537)        (1,157)       (1,033)          (124)         (361)
                                                      ------         ------        ------         ------        ------
  Profit on ordinary activities after tax              2,738          2,216         1,937            279           850
  Minority interests (including non-equity)  33          (90)           (47)          (50)             3             6
                                                      ------         ------        ------         ------        ------
  Profit after minority interests                      2,648          2,169         1,887            282           856
  Preference dividends - non-equity           7         (358)          (322)         (294)           (28)          (80)
  Perpetual regulatory securities interest
    - non-equity                              7          (23)             -             -              -             -
                                                      ------         ------        ------         ------        ------
                                                       2,267          1,847         1,593            254           776
  Additional Value Shares dividend -
    non-equity                                7         (399)             -             -              -             -
                                                      ------         ------        ------         ------        ------
  Profit attributable to ordinary shareholders         1,868          1,847         1,593            254           776
      Ordinary dividends                      8       (1,085)          (882)         (882)             -          (254)
                                                      ------         ------        ------         ------        ------
  Retained profit                            35          783            965           711            254           522
                                                      ======         ======        ======         ======        ======

                                                       pence          pence         pence          pence         pence
  Earnings per 25 pence ordinary share       10         67.6           90.0          67.8           28.5          87.8
  Additional Value Shares dividend                      14.5              -             -              -             -
                                                      ------         ------        ------         ------        ------
                                                        82.1           90.0          67.8           28.5          87.8
  Goodwill amortisation                                 23.2           25.8          22.4            0.3             -
  Integration costs                                     22.6           14.0          11.9            1.0             -
  Profit on disposal of businesses                         -           (3.4)            -           (7.7)            -
                                                      ------         ------        ------         ------        ------
  Adjusted earnings per 25 pence ordinary
    share**                                            127.9          126.4         102.1           22.1          87.8
                                                      ------         ------        ------         ------        ------
  Diluted earnings per 25 pence ordinary
    share                                    10         66.3           88.9          67.1           28.0          86.6
                                                      ------         ------        ------         ------        ------

----------------------
*    includes integration expenditure (see Note 5)
** Adjusted earnings per share have been calculated to show the after tax effect of excluding goodwill amortisation, integration costs and profit on disposal of businesses, and the Additional Value Shares dividend

Profit on ordinary activities before taxation and the retained profit for the period on a historical cost basis were not materially different from the reported amounts.


CONSOLIDATED BALANCE SHEET

----------------------------------------------------------------------------------------------------------------------
                                                                                                31 December
                                                                                     ---------------------------------
                                                                             Note             2001               2000
                                                                             ----             ----               ----
                                                                                          (pound)m           (pound)m
  Assets
  Cash and balances at central banks                                                         3,093              3,049
  Items in the course of collection from other banks                                         3,288              2,961
  Treasury bills and other eligible bills                                     11            10,136              3,316
  Loans and advances to banks                                                 12            38,513             32,061
  Loans and advances to customers                                             13           190,492            168,076
  Debt securities                                                             16            64,040             57,789
  Equity shares                                                               17             1,557              1,553
  Interests in associated undertakings                                        18               108                 83
  Intangible fixed assets                                                     21            13,325             12,080
  Tangible fixed assets                                                       22             8,813              6,121
  Other assets                                                                23            21,473             18,034
  Prepayments and accrued income                                                             3,696              4,182
                                                                                     -------------      -------------
                                                                                           358,534            309,305
  Long-term assurance assets attributable to policyholders                    24            10,248             10,699
                                                                                     -------------      -------------
  Total assets                                                                             368,782            320,004
                                                                                     -------------      -------------

  Liabilities
  Deposits by banks                                                           25            40,038             35,130
  Items in the course of transmission to other banks                                         2,109              1,707
  Customer accounts                                                           26           198,995            177,302
  Debt securities in issue                                                    27            30,669             19,407
  Other liabilities                                                           28            37,357             32,959
  Accruals and deferred income                                                               7,654              7,172
  Provisions for liabilities and charges
    - deferred taxation                                                       29             1,456              1,224
    - other provisions                                                        30               341                306
  Subordinated liabilities
    - dated loan capital                                                      31             6,681              6,316
    - undated loan capital including convertible debt                         32             5,029              4,120
  Minority interests
    - equity                                                                                     5                (34)
    - non-equity                                                              33               580                580
  Called up share capital                                                     34               893                848
  Share premium account                                                       35             7,465              6,530
  Merger reserve                                                              35            12,029             12,604
  Other reserves                                                              35               212                191
  Revaluation reserve                                                         35               113                 40
  Profit and loss account                                                     35             6,073              2,903
  Perpetual securities                                                        35               835                  -
  -------------------------------------------------------------------------------------------------------------------
  Shareholders' funds
    - equity                                                                                22,404             19,081
    - non-equity                                                              35             5,216              4,035
  -------------------------------------------------------------------------------------------------------------------
                                                                                           358,534            309,305
  Long-term assurance liabilities to policyholders                                          10,248             10,699
                                                                                     -------------      -------------
  Total liabilities                                                                        368,782            320,004
                                                                                     -------------      -------------

  Memorandum items
  Contingent liabilities                                                      40            13,573             10,671
                                                                                     -------------      -------------

  Commitments (standby facilities, credit lines and other)                    40           125,271             94,431
                                                                                     -------------      -------------

---------------------------------------------------------------------------------------------------------------------


STATEMENT OF CONSOLIDATED TOTAL RECOGNISED GAINS AND LOSSES

----------------------------------------------------------------------------------------------------------------------

                                                                 15 months                     3 months
                                                  Year ended         ended     Year ended         ended     Year ended
                                                 31 December   31 December    31 December   31 December   30 September
                                                        2001          2000           2000          1999           1999
                                                        ----          ----           ----          ----           ----
                                                    (pound)m      (pound)m       (pound)m      (pound)m       (pound)m

  Profit attributable to ordinary
    shareholders                                       1,868         1,847          1,593           254            776
  Currency translation adjustments and other
    movements                                             (3)           26             52           (26)             5
  Revaluation of premises                                 72            24             24             -             28
                                                       -----         -----          -----         -----          -----
  Total recognised gains and losses                    1,937         1,897          1,669           228            809
                                                       -----         -----          -----         -----          -----
----------------------------------------------------------------------------------------------------------------------


RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS

----------------------------------------------------------------------------------------------------------------------

                                                                 15 months                     3 months
                                                  Year ended         ended     Year ended         ended     Year ended
                                                 31 December   31 December    31 December   31 December   30 September
                                                        2001          2000           2000          1999           1999
                                                        ----          ----           ----          ----           ----
                                                    (pound)m      (pound)m       (pound)m      (pound)m       (pound)m

  Profit attributable to ordinary
    shareholders                                       1,868         1,847          1,593           254            776
  Ordinary dividends                                  (1,085)         (882)          (882)            -           (254)
                                                      ------        ------         ------        ------          -----
  Retained profit for the period                         783           965            711           254            522
  Issue of ordinary and preference shares              2,759        18,032         18,030             2            613
  Issue of perpetual regulatory securities               823             -              -             -              -
  Redemption of preference shares                          -          (300)          (300)            -              -
  Other recognised gains and losses                       69            50             76           (26)            33
  Currency  translation  adjustments on share
    premium account and perpetual
    regulatory securities                                 55           184            159            25             23
  Accrued interest on perpetual regulatory
    securities                                            15             -              -             -              -
  Write-back of goodwill                                   -             -              -             -             28
  Other movements                                          -           (17)           (17)            -             30
                                                      ------        ------         ------        ------          -----
  Net increase in shareholders' funds                  4,504        18,914         18,659           255          1,249
  Opening shareholders' funds                         23,116         4,202          4,457         4,202          2,953
                                                      ------        ------         ------        ------          -----
  Closing shareholders' funds                         27,620        23,116         23,116         4,457          4,202
                                                      ------        ------         ------        ------          -----
----------------------------------------------------------------------------------------------------------------------


CONSOLIDATED CASH FLOW STATEMENT

------------------------------------------------------------------------------------------------------------------------

                                                                    15 months                     3 months
                                                     Year ended         ended    Year ended          ended    Year ended
                                                    31 December   31 December   31 December    31 December  30 September
                                                           2001          2000          2000           1999          1999
                                                           ----          ----          ----           ----          ----
                                            Note       (pound)m      (pound)m      (pound)m       (pound)m      (pound)m
                                            ----
  Net cash inflow from operating activities   42          7,287        11,328         8,997          2,331         4,998
                                                        -------       -------       -------         ------       -------
  Dividends received from associated
    undertakings                                              1             2             2              -             -
                                                        -------       -------       -------         ------       -------
  Returns on investments and servicing of
    finance
  Preference dividends paid                                (353)         (256)         (228)           (28)          (81)
  Additional Value Shares dividend paid                    (399)            -             -              -             -
  Perpetual regulatory securities interest
    paid                                                     (8)            -             -              -             -
  Dividends paid to minority shareholders
    in subsidiary undertakings                              (43)          (38)          (38)             -             -
  Interest paid on subordinated liabilities                (644)         (802)         (739)           (63)         (214)
                                                        -------       -------       -------         ------       -------
  Net cash outflow from returns on
    investments and servicing of finance                 (1,447)       (1,096)       (1,005)           (91)         (295)
                                                        -------       -------       -------         ------       -------
  Taxation
  UK tax paid                                              (790)         (515)         (493)           (22)         (221)
  Overseas tax paid                                        (419)         (212)         (212)             -           (90)
                                                        -------       -------       -------         ------       -------
  Net cash outflow from taxation                         (1,209)         (727)         (705)           (22)         (311)
                                                        -------       -------       -------         ------       -------
  Capital expenditure and financial
    investment
  Purchase of investment securities                     (27,537)      (17,873)      (16,249)        (1,624)      (12,225)
  Sale and maturity of investment securities             20,578        12,672        11,864            808         9,574
  Purchase of tangible fixed assets                      (4,245)       (1,356)       (1,189)          (167)         (830)
  Sale of tangible fixed assets                             867           575           455            120            66
                                                        -------       -------       -------         ------       -------
  Net cash outflow from capital expenditure
    and financial investment                            (10,337)       (5,982)       (5,119)          (863)       (3,415)
                                                        -------       -------       -------         ------       -------
  Acquisitions and disposals
  Purchase of businesses and subsidiary
    undertakings (net of cash acquired)       43         (1,614)       (4,138)       (2,931)        (1,207)          (29)
  Investment in associated undertakings       18            (47)           (6)           (6)             -             -
  Sale of subsidiary and associated
    undertakings (net of cash sold)           44              8         1,224         1,158             66            45
                                                        -------       -------       -------         ------       -------
  Net cash (outflow)/ inflow from
    acquisitions and disposals                           (1,653)       (2,920)       (1,779)        (1,141)           16
                                                        -------       -------       -------         ------       -------
  Ordinary equity dividends paid                           (653)         (386)         (386)             -          (138)
                                                        -------       -------       -------         ------       -------
  Net cash (outflow)/inflow before financing             (8,011)          219             5            214           855
                                                        -------       -------       -------         ------       -------
  Financing
  Proceeds from issue of ordinary share
    capital                                               2,131         2,173         2,171              2            35
  Proceeds from issue of preference share
    capital                                                 281         2,510         2,510              -           490
  Proceeds from issue of perpetual
    regulatory securities                                   823             -             -              -             -
  Redemption of preference share capital                      -          (300)         (300)             -             -
  Issue of subordinated liabilities                       1,882           294           294              -           538
  Repayment of subordinated liabilities                    (693)         (146)         (146)             -          (104)
  (Decrease)/increase in minority interests                 (13)           75            75              -            61
                                                        -------       -------       -------         ------       -------
  Net cash inflow from financing                          4,411         4,606         4,604              2         1,020
                                                        -------       -------       -------         ------       -------
  (Decrease)/increase in cash                 47         (3,600)        4,825         4,609            216         1,875
                                                        -------       -------       -------         ------       -------

ACCOUNTING POLICIES

The Consolidated Financial Statements have been prepared in accordance with applicable Accounting Standards in the UK and the Statements of Recommended Accounting Practice issued jointly by the British Bankers' Association and the Irish Bankers' Federation. A summary of the more important accounting policies is set out below. The Consolidated Financial Statements are prepared in accordance with the special provisions of Part VII of the Companies Act 1985 relating to banking groups. The financial statements of the Company are prepared in accordance with section 226 of, and Schedule 4 to, the Companies Act 1985. As permitted by section 230(3) of the Companies Act 1985, no profit and loss account is presented for the Company.

Disclosures required by Financial Reporting Standard ("FRS") 17 'Retirement Benefits' are included in Note 3 to the Consolidated Financial Statements. Further disclosures under the transitional requirements of this standard will be made in the Group's financial statements for 2002, and full implementation is required from 2003.

Implementation of FRS 18 'Accounting Policies' has not resulted in any changes to the Group's principal accounting policies.

(a) Accounting convention and bases of consolidation. The Consolidated Financial Statements are prepared under the historical cost convention modified by the periodic revaluation of premises and certain investments. To avoid undue delay in the presentation of the accounts, the accounts of certain subsidiary undertakings have been made up to 30 November. There have been no changes in respect of these subsidiary undertakings, in the period from their balance sheet dates to 31 December, that materially affect the view given by the Group's Consolidated Financial Statements.

(b) Goodwill. Goodwill is the excess of the cost of acquisition of subsidiary and associated undertakings over the fair value of the Group's share of net tangible assets acquired. Goodwill arising on acquisitions of subsidiary and associated undertakings after 1 October 1998 is capitalised on the balance sheet and amortised on a straight-line basis over its estimated useful economic life. Goodwill arising on acquisitions of subsidiary and associated undertakings prior to 1 October 1998, previously charged directly against profit and loss account reserves, was not reinstated under the transitional provisions of FRS 10 'Goodwill and Intangible Assets'. It will be written back only on disposal of the related subsidiary or associated undertaking and reflected in the calculation of the gains and losses arising.

(c) Foreign currencies. Assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Profit and loss accounts of overseas branches and subsidiary undertakings are translated at the average rates of exchange for the period. Exchange differences arising from the application of closing rates of exchange to the opening net assets of overseas branches and subsidiary undertakings and from restating their results from average to period-end rates are taken to profit and loss account reserves, together with exchange differences arising on related foreign currency borrowings.

(d) Pensions and other post-retirement benefits. The Group provides post-retirement benefits in the form of pensions and healthcare plans to eligible employees. The cost of defined benefit pension schemes and healthcare plans is assessed by independent professionally qualified actuaries and recognised on a systematic basis over employees' service lives. Contributions to defined contribution pension schemes are recognised in the profit and loss account when payable.

(e) Leases. Total gross earnings under finance leases are allocated to accounting periods using the actuarial after tax method to give a constant periodic rate of return on the net cash investment. Finance lease receivables are stated in the balance sheet at the amount of the net investment in the lease. Progress payments made prior to the commencement of the lease are included at cost. Rental income from operating leases is credited to the profit and loss account on a receivable basis over the term of the lease. Balance sheet carrying values of finance lease receivables and operating lease assets include amounts in respect of the residual values of the leased assets. Unguaranteed residual values are subject to regular review to identify potential impairments. Provisions are made for impairment arising on specific asset categories.

(f) General insurance. In calculating operating profit from general insurance activities, premiums are recognised in the accounting period in which they begin. Unearned premiums represent the proportion of the premiums that relate to periods of insurance after the balance sheet date and are calculated on a daily or 24th's basis. Provision is made where necessary for the estimated amount required over and above unearned premiums to meet future claims and related expenses and is calculated by class of business on the basis of a separate carry forward of deferred acquisition expenses after making allowance for investment income. Acquisition expenses relating to new and renewed motor and household policies are deferred over the period during which the premiums are unearned, generally twelve months. The principal acquisition costs so deferred are direct advertising expenditure and costs associated with the telesales and underwriting staff. Claims are recognised in the accounting period in which the loss occurs. Provision is made for the full cost of settling outstanding claims at the balance sheet date, including claims estimated to have been incurred but not yet reported at that date, and claims handling expenses.

(g) Long-term life assurance business. The value placed on the Group's long-term life assurance business comprises the net assets of the Group's life assurance subsidiaries, including its interest in the surpluses retained within the long-term assurance funds, and the present value of profits inherent in in-force policies. In calculating the value of in-force policies, future surpluses expected to emerge are estimated using appropriate assumptions as to future mortality, persistency and levels of expenses, which are then discounted at a risk-adjusted rate. Changes in this value, which is determined on a post-tax basis, are included in operating profit, grossed up at the underlying rate of taxation.

     Long-term assurance assets attributable to policyholders are valued on the following bases: equity shares and debt securities at market price; investment properties and loans at valuation. These assets are held in the life funds of the Group's life assurance companies, and although legally owned by them, the Group only benefits from these assets when surpluses are declared. To reflect the distinct nature of the long-term assurance assets, they are shown separately on the consolidated balance sheet, as are liabilities attributable to policyholders.

(h) Loans and advances. The Group makes provisions for bad and doubtful debts, through charges to the profit and loss account, so as to record loans and advances at their expected ultimate net realisable value.

     Specific provisions are made against individual loans and advances that the Group no longer expects to recover in full. For the Group's portfolios of smaller balance homogeneous advances, such as credit card receivables, specific provisions are established on a portfolio basis taking into account the level of arrears, security and past loss experience. For loans and advances that are individually assessed, the specific provision is determined from a review of the financial condition of the counterparty and any guarantor and takes into account the nature and value of any security held.

     The general provision is made to cover bad and doubtful debts that have not been separately identified at the balance sheet date but are known to be present in any portfolio of advances. The level of general provision is determined in the light of past experience, current economic and other factors affecting the business environment and the Group's monitoring and control procedures, including the scope of specific provisioning procedures.

     Specific and general provisions are deducted from loans and advances. When there is significant doubt that interest receivable can be collected, it is excluded from the profit and loss account and credited to an interest suspense account. Loans and advances and suspended interest are written off in part or in whole when there is no realistic prospect of recovery.

(i) Taxation. Provision is made for taxation at current rates on taxable profits taking into account relief for overseas taxation where appropriate. Certain items of income and expenditure are accounted for in different periods for financial reporting purposes and for taxation purposes. Deferred taxation is provided on the liability method in respect of such timing differences to the extent that they are likely to crystallise in the foreseeable future. It is calculated at rates expected to be applicable when the liabilities or assets are expected to crystallise.

(j) Fees receivable. Fees receivable that represent a return for services provided are recognised in the profit and loss account so as to match the cost of providing the service. Certain front-end lending fees are recognised over the life of the loan.

(k) Debt securities and equity shares. Debt securities and equity shares intended for use on a continuing basis in the Group's activities are classified as investment securities and are stated at cost less provision for any permanent diminution in value. The cost of dated investment securities is adjusted for the amortisation of premiums or discounts over periods to redemption and the amortisation is included in interest receivable. Debt securities held for the purpose of hedging are carried at a value that reflects the accounting treatment of the items hedged. Other debt securities and equity shares are carried at fair value, with changes in fair value recognised in the profit and loss account.

(l) Shares in Group undertakings. The Company's shares in subsidiary undertakings are stated in the balance sheet of the Company at directors' valuation that takes account of the subsidiary undertakings' net asset values.

(m) Interests in associated undertakings. Interests in associated undertakings are accounted for by the equity method and are stated in the consolidated balance sheet at the Group's share of their net tangible assets. The Group's share of the results of associated undertakings is included in the consolidated profit and loss account. For this purpose, the latest available audited accounts are used together with available unaudited interim accounts.

(n) Tangible fixed assets. Freehold and long leasehold properties are revalued on a rolling basis, each property being revalued at least every five years. Other tangible fixed assets are stated at cost less depreciation and provisions for impairment. Costs of adapting premises for the use of the Group are separately identified and depreciated.

     Tangible fixed assets are depreciated over their estimated economic lives on a straight-line basis, as follows:

     Land                                          not depreciated
     Freehold and long leasehold buildings         50 years
     Short leaseholds                              unexpired period of the lease
     Property adaptation costs                     10 to 15 years
     Computer equipment                            up to 5 years
     Other equipment                               4 to 15 years

     Assets on operating leases are depreciated over their estimated useful lives on a straight-line or reverse-annuity basis.

     Investment properties are revalued annually to open market value. No depreciation is charged on freehold investment properties, in accordance with the requirements of Statement of Standard Accounting Practice 19 'Accounting for investment properties'. This is a departure from the requirements of the Companies Act 1985 which requires all tangible fixed assets to be depreciated. Investment properties are held not for consumption but for investment and the directors consider that to depreciate them would not give a true and fair view. It is not practicable to assess estimated useful lives for investment properties, and accordingly the effect of not depreciating them cannot be reasonably quantified.

(o) Derivatives. The Group enters into derivative transactions including futures, forwards, swaps and options principally in the interest rate, foreign exchange and equity markets. The accounting treatment for these instruments is dependent upon whether they are entered into for trading or non-trading (hedging) purposes.

     Trading. Derivatives held for trading purposes are recognised in the accounts at fair value. Gains or losses arising from changes in fair value are included in dealing profits in the consolidated profit and loss account. Fair value is based on quoted market prices. Where representative market prices are not available, the fair value is determined from current market information using appropriate pricing or valuation models. Adjustments are made to quoted market prices where appropriate to cover credit risk, liquidity risk and future operational costs. In the consolidated balance sheet, positive fair values (assets) of trading derivatives are included in Other assets and negative fair values (liabilities) in Other liabilities. Positive and negative fair values of trading derivatives are offset where the contracts have been entered into under master netting agreements or other arrangements that give a legally enforceable right of set-off.

     Non-trading. Non-trading derivatives are entered into by the Group to hedge exposures arising from transactions entered into in the normal course of banking activities. They are recognised in the accounts in accordance with the accounting treatment of the underlying transaction or transactions being hedged. To be classified as non-trading, a derivative must match or eliminate the risk inherent in the hedged item from potential movements in interest rates, exchange rates and market values. In addition, there must be a demonstrable link to an underlying transaction, pool of transactions or specified future transaction or transactions. Specified future transactions must be reasonably certain to arise for the derivative to be accounted for as a hedge. In the event that a non-trading derivative transaction is terminated or ceases to be an effective hedge, the derivative is re-measured at fair value and any resulting profit or loss amortised over the remaining life of the underlying transaction or transactions being hedged. If a hedged item is derecognised, or a specified future transaction is no longer likely to occur, the related non-trading derivative is remeasured at fair value and the resulting profit or loss taken to the profit and loss account.

(p) Sale and repurchase transactions. Securities which have been sold with an agreement to repurchase continue to be shown on the balance sheet and the sale proceeds recorded as a deposit. Securities acquired in reverse sale and repurchase transactions are not recognised in the balance sheet and the purchase price is treated as a loan. The difference between the sale price and repurchase price is accrued evenly over the life of the transaction and charged or credited to the profit and loss account as interest payable or receivable.

CHANGES IN ACCOUNTING PRESENTATION

Following the acquisition of NatWest in March 2000, the following changes to the accounting presentation adopted by the Group were made in respect of the year ended 30 September 1999, to give a fairer presentation of the results of enlarged Group.

(a) Interest receivable and interest payable on trading assets and liabilities previously shown in net interest income are now included in dealing profits. As a result of this change, interest receivable and interest payable were reduced by (pound)143 million and (pound)135 million respectively and dealing profits were increased by (pound)8 million.

(b) Fraud losses, formerly included in provisions for bad and doubtful debts, are now included in administrative expenses. The charge for bad and doubtful debt provisions has decreased by (pound)10 million, with a corresponding increase in administrative expenses - other.

(c) Credit card processing costs are now reported in fees and commissions payable increasing this profit and loss caption by (pound)36 million and reducing administrative expenses - other by the same amount.

(d) Following an analysis of staff costs, transfers have been made within administrative expenses: (pound)18 million from staff costs to other costs and (pound)27 million from premises and equipment to staff costs.

These changes in presentation did not affect profit before tax, total assets or shareholders' funds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   Dealing profits

                                                                15 months                        3 months
                                               Year ended           ended      Year ended           ended      Year ended
                                              31 December     31 December     31 December     31 December    30 September
                                                     2001            2000            2000            1999            1999
                                                     ----            ----            ----            ----            ----
                                                 (pound)m        (pound)m        (pound)m        (pound)m        (pound)m

  Foreign exchange (1)                                450             404             368              36             119
  Securities
     Equities (2)                                      10              68              56              12              34
     Debt (3)                                         682             345             336               9              45
  Interest rate derivatives (4)                       284             186             173              13               1
                                                    -----           -----           -----           -----           -----
                                                    1,426           1,003             933              70             199
                                                    -----           -----           -----           -----           -----


Dealing profits include interest income and expense recognised on trading-related interest-earning assets and interest-bearing liabilities.

Notes:

(1) Includes spot and forward foreign exchange contracts and currency swaps, futures and options and related hedges and funding.

(2) Includes equities, equity derivatives, commodity contracts and related hedges and funding.

(3)  Includes debt securities and related hedges and funding.

(4) Includes interest rate swaps, forward rate agreements, interest rate options, interest rate futures and credit derivatives and related hedges and funding.

2.   Administrative expenses - staff costs

                                                                15 months                        3 months
                                               Year ended           ended      Year ended           ended      Year ended
                                              31 December     31 December     31 December     31 December    30 September
                                                     2001            2000            2000            1999            1999
                                              -----------     -----------     -----------     -----------    ------------
                                                 (pound)m        (pound)m        (pound)m        (pound)m        (pound)m

  Wages and salaries                                3,006           2,732           2,508             224             797
  Social security costs                               212             199             182              17              58
  Pension costs (see Note 3)                          180             144             128              16              61
  Other staff costs                                   661             472             456              16              96
                                                    -----           -----           -----           -----           -----
                                                    4,059           3,547           3,274             273           1,012
                                                    -----           -----           -----           -----           -----

The average number of persons employed by the Group during the year, excluding temporary staff, was 99,400 (15 months ended 31 December 2000 - 83,300).

3.   Pension costs

The Group operates a number of pension schemes throughout the world. The main schemes are defined benefit schemes whose assets are independent of the Group's finances. The total pension cost for the Group was (pound)180 million (15 months ended 31 December 2000 - (pound)144 million). At 31 December 2001, there was a pension cost prepayment of (pound)115 million and accrual of (pound)33 million (31 December 2000 - prepayment (pound)90 million and accrual of (pound)14 million).

There are two main UK pension schemes - The Royal Bank of Scotland Staff Pension Scheme and the National Westminster Bank Pension Fund. Scheme valuations are carried out by independent professionally qualified actuaries to determine pension costs, using the projected unit method; any imbalance between assets and liabilities is adjusted over the average future service life of members of the scheme. The assumptions that have the most significant effect on the results of the valuations are those relating to the valuation rate of interest and the rates of increases in salaries and pensions.

On the acquisition of NatWest in March 2000, a surplus of (pound)1,070 million on its major schemes was recognised in the consolidated balance sheet, and is being amortised over the average future service life of members of the schemes. The unamortised balance as at 31 December 2001 was (pound)920 million and is included in 'Other assets'.

The latest formal valuation of The Royal Bank of Scotland Staff Pension Scheme took place on 30 September 1999 and that for the National Westminster Bank Pension Fund on 31 March 2001. The results of these valuations, the principal actuarial assumptions and the pension costs relating to these schemes were:


                                                  The Royal Bank of Scotland      National Westminster Bank
                                                        Staff Pension Scheme                   Pension Fund
                                                           30 September 1999                  31 March 2001
                                                  ---------------------------     -------------------------
   Market value of scheme assets ((pound)m)                         2,041                         11,053
   Funding level                                                      119%                           111%
   Valuation rate of interest
      past service liabilities (per annum)                            6.5%                       5.5-6.0%
      future service liabilities (per annum)                          7.0%                          6.75%
   Salary growth (per annum) (1)                                      4.5%                          4.25%
   Pension increases (per annum)                                 2.5-2.75%                           2.5%
   Price inflation (per annum)                                       2.75%                           2.5%

Notes:

(1)  In addition, allowance is made for promotional salary increases.

(2) Assumptions for rate of dividend increases are not relevant to the bases of valuation adopted.

                                                   The Royal Bank of Scotland            National Westminster Bank
                                                      Staff Pension Scheme                     Pension Fund
                                             --------------------------------------- ---------------------------------
                                                    Year ended     15 months ended       Year ended       6 March to
                                                   31 December         31 December      31 December      31 December
                                                          2001                2000             2001             2000
                                                          ----                ----             ----             ----
                                                      (pound)m            (pound)m         (pound)m         (pound)m
  Pension costs for the period
  Regular cost                                              66                  75              140              115
  Variation                                                (39)                (45)            (108)             (95)
  Prior year service costs                                   -                   -               14                -
  Amortisation of surplus recognised on
    acquisition of NatWest                                   -                   -               77               63
                                                        ------              ------           ------           ------
  Net pension cost                                          27                  30              123               83
                                                        ------              ------           ------           ------

The Group also provides other post-retirement benefits, principally through subscriptions to private healthcare schemes in the UK and the US. Provision for the costs of these benefits is charged to the profit and loss account over the average remaining future service lives of the eligible employees.

In accordance with the transitional requirements of FRS 17 'Retirement Benefits' the full actuarial valuations of the Group's schemes were updated to 31 December 2001 by independent actuaries, using the following assumptions:

                                                                                           Main UK       Other Group
                                                                                           schemes          schemes*
                                                                                     ----------------- ---------------

  Rate of increase in salaries (per annum)                                                   4.25%              3.2%
  Rate of increase in pensions in payment (per annum)                                         2.5%              2.3%
  Discount rate (per annum)                                                                   6.0%              6.1%
  Inflation assumption (per annum)                                                            2.5%              2.2%

-------
* weighted average

The values of the assets and liabilities of the schemes at 31 December 2001 were as follows:


                                                                   Main UK schemes          Other Group schemes
                                                                   ---------------          -------------------
                                                                          (pound)m                     (pound)m
  Equities                                                                   7,899                          717
  Bonds                                                                      4,203                          176
  Other                                                                        465                          167
                                                                     -------------                 ------------
  Total market value of assets                                              12,567                        1,060
  Present value of scheme liabilities                                      (12,121)                      (1,014)
                                                                     -------------                 ------------
  Net surplus in the schemes                                                   446                           46
  Related notional deferred tax liability                                     (133)                         (10)
                                                                     -------------                 ------------

  Net unrecognised pension surplus                                             313                           36
  Prepayments less accruals currently
     recognised, net of deferred tax                                           (53)                          (5)
  Pension assets recognised on the acquisition of
    NatWest, net of deferred tax and amortisation                             (602)                         (42)
                                                                     -------------                 ------------
  Effect on Group profit and loss account reserves                            (342)                         (11)
                                                                     -------------                 ------------

The assumptions for long-term rates of return on the principal classes of assets at 31 December 2001 were equities 8.4%, gilts 5.0%, other bonds 6.0%, property 6.8% and cash 4.5%.

4.   Profit on disposal of businesses

During the 15 months ended 31 December 2000, an exceptional gain of (pound)100 million (tax charge (pound)31 million) was realised from the sale of the investor services business.

5.   Profit on ordinary activities before tax

Group profit on ordinary activities before tax is stated after taking account of the following:


                                                                15 months                        3 months
                                               Year ended           ended      Year ended           ended     Year ended
                                              31 December     31 December     31 December     31 December   30 September
                                                     2001            2000            2000            1999           1999
                                              -----------     -----------     -----------     -----------   ------------
                                                 (pound)m        (pound)m        (pound)m        (pound)m       (pound)m
  Income
  Aggregate amounts receivable under
    finance leases, hire purchase and
    conditional sale contracts                      1,575           1,550           1,383             167            300
  Aggregate amounts receivable under
    operating leases                                  707             714             639              75            291
  Profit on disposals of investment
    securities, subsidiary and associated
    undertakings                                       48             345             326              19            112
  Share of associated undertakings'
     net (loss)/profit                                 (6)              1               -               1              5

  Expenses
  Operating lease rentals of premises                 214             238             223              15             60
  Operating lease rentals of computers and
    other equipment                                    18              10               9               1              4
  Finance charges on leased assets                     40              41              36               5             19
  Interest on subordinated liabilities                651             750             687              63            251
  Integration expenditure* relating to:
    - acquisition of NatWest                          847             345             345               -              -
    - other acquisitions                               28              56              44              12              -
  Goodwill amortisation                               651             541             537               4              1

  *Integration expenditure comprises:
      Staff costs                                     598             255             255               -              -
      Premises and equipment                           64              27              27               -              -
      Other administrative expenses                   188             107              95              12              -
      Depreciation                                     25              12              12               -              -
                                                 --------        --------        --------        --------         ------
                                                      875             401             389              12              -
                                                 --------        --------        --------        --------         ------

Auditors' remuneration

The auditors' remuneration for statutory audit work was (pound)106,000 for the Company (15 months ended 31 December 2000 - (pound)100,000) and (pound)5.4 million for the Group (15 months ended 31 December 2000 - (pound)4.9 million). Fees paid to the auditors and their associates for non-audit work were (pound)7.0 million for the Group (15 months ended 31 December 2000 - current auditors - (pound)4.0 million; former auditors - (pound)5.1 million) and comprised (pound)2.3 million for management consultancy services and (pound)4.7 million for regulatory, tax, attestation and other advisory services.

6.   Tax on profit on ordinary activities

                                                                15 months                        3 months
                                               Year ended           ended      Year ended           ended     Year ended
                                              31 December     31 December     31 December     31 December   30 September
                                                     2001            2000            2000            1999           1999
                                                     ----            ----            ----            ----           ----
                                                 (pound)m        (pound)m        (pound)m        (pound)m       (pound)m

  Based on the profit for the period:
  UK corporation tax at 30% (31 December
    2000 - 30%; 30 September 1999 - 30.5%)            984             782             696              86            270
  Relief for overseas taxation                        (98)            (38)            (30)             (8)            (5)
  Deferred taxation                                   255             220             204              16             39
                                                    -----           -----           -----             ---            ---
                                                    1,141             964             870              94            304
  Overseas taxation                                   381             191             161              30             64
                                                    -----           -----           -----             ---            ---
                                                    1,522           1,155           1,031             124            368
  Share of associated undertakings                      2               2               2               -              1
                                                    -----           -----           -----             ---            ---
                                                    1,524           1,157           1,033             124            369
  Prior year items  - UK                                6               -               -               -             (8)
                    - Overseas                          7               -               -               -              -
                                                    -----           -----           -----             ---            ---
                                                    1,537           1,157           1,033             124            361
                                                    -----           -----           -----             ---            ---

The tax charge of (pound)1,537 million, equivalent to 36% of profit before tax of (pound)4,275 million for the year ended 31 December 2001 ((pound)1,157 million, equivalent to 34% of profit before tax of (pound)3,373 million for the 15 months ended 31 December 2000; (pound)1,033 million, equivalent to 35% of profit before tax of (pound)2,970 million for the year ended 31 December 2000; (pound)124 million, equivalent to 31% of profit before tax of (pound)403 million for the three months ended 31 December 1999), is higher than the standard UK corporation tax rate of 30% mainly due to goodwill amortisation, which is not allowable for UK tax.

7.   Preference and other non-equity dividends and interest

                                                                 15 months                        3 months
                                                Year ended          ended      Year ended           ended     Year ended
                                               31 December    31 December     31 December     31 December   30 September
                                                     2001            2000            2000            1999           1999
                                                     ----            ----            ----            ----           ----
                                                 (pound)m        (pound)m        (pound)m        (pound)m       (pound)m
  Non-cumulative preference shares of
    US$0.01                                           140             149             121              28             81
  Non-cumulative convertible preference
    shares of US$0.01                                 115              76              76               -              -
  Non-cumulative convertible preference
    shares of(euro)0.01                                32              25              25               -              -
  Non-cumulative convertible preference
    shares of(pound)0.25                               49              66              66               -              -
  Non-cumulative preference shares of(pound)0.01       15               1               1               -              -
  11% cumulative preference shares of(pound)1 (1)       -               -               -               -              -
  5.5% cumulative preference shares of(pound)1 (2)      -               -               -               -              -
  Appropriation for premium payable on
    redemption and issue costs                          7               5               5               -             (1)
                                                    -----           -----           -----             ---            ---
  Total preference dividends                          358             322             294              28             80
  Perpetual regulatory securities interest             23               -               -               -              -
  Additional Value Shares dividend                    399               -               -               -              -
                                                    -----           -----           -----             ---            ---
  Total non-equity dividends and interest             780             322             294              28             80
                                                    -----           -----           -----             ---            ---

Notes:
(1) Dividends for the year ended 31 December 2001 amounted to (pound)55,000 (15 months ended 31 December 2000 - (pound)82,500; year ended 31 December 2000 - (pound)55,000; three months ended 31 December 1999 - (pound)27,500; year ended 30 September 1999 - (pound)55,000).
(2) Dividends for the year ended 31 December 2001 amounted to (pound)22,000 (15 months ended 31 December 2000 - (pound)33,000; year ended 31 December 2000 - (pound)22,000; three months ended 31 December 1999 - (pound)11,000; year ended 30 September 1999 - (pound)22,000).

8.   Ordinary dividends

                                                                15 months                        3 months
                                               Year ended           ended      Year ended           ended     Year ended
                                              31 December     31 December     31 December     31 December   30 September
                                                     2001            2000            2000            1999           1999
                                                     ----            ----            ----            ----           ----
                                                 (pound)m        (pound)m        (pound)m        (pound)m       (pound)m
  Ordinary shares
     Interim                                          313             253             253               -             73
     Proposed final                                   772             629             629               -            181
                                                    -----           -----           -----             ---            ---
  Total dividends on equity shares                  1,085             882             882               -            254
                                                    -----           -----           -----             ---            ---

                                                    pence           pence           pence           pence          pence
  Pence per share:
     Interim                                         11.0             9.5             9.5               -            8.2
     Proposed final                                  27.0            23.5            23.5               -           20.3
                                                    -----           -----           -----             ---            ---
  Total dividends on equity shares                   38.0            33.0            33.0               -           28.5
                                                    -----           -----           -----             ---            ---

9.   Profit dealt with in the accounts of the Company

Of the profit attributable to shareholders, (pound)1,056 million (15 months ended 31 December 2000 - (pound)4,723 million; year ended 31 December 2000 - (pound)4,688 million; three months ended 31 December 1999 - (pound)35 million; year ended 30 September 1999 - (pound)351 million) has been dealt with in the accounts of the Company.

10.  Earnings per ordinary share

The earnings per share are based on the following:

                                                                15 months                        3 months
                                               Year ended           ended      Year ended           ended     Year ended
                                              31 December     31 December     31 December     31 December   30 September
                                                     2001            2000            2000            1999           1999
                                                     ----            ----            ----            ----           ----
                                                 (pound)m        (pound)m        (pound)m        (pound)m       (pound)m
  Earnings:
  Profit attributable to ordinary
    shareholders                                    1,868           1,847           1,593             254             776
                                                    -----           -----           -----             ---            ---

                                                                    Number of shares - millions
                                                                    ---------------------------
  Number of ordinary shares:
  Weighted average number of ordinary
    shares in issue during the period               2,762           2,053           2,348             892            884
  Effect of dilutive share options and
    convertible non-equity shares                      55              26              28              15             12
                                                    -----           -----           -----             ---            ---
  Diluted weighted average number of
    ordinary shares in issue during the
    period                                          2,817           2,079           2,376             907            896
                                                    -----           -----           -----             ---            ---

11.  Treasury bills and other eligible bills

                                                                                         31 December
                                                                                    --------------------
                                                                                        2001        2000
                                                                                        ----        ----
                                                                                    (pound)m    (pound)m
  Treasury bills and similar securities                                                6,324       1,308
  Other eligible bills                                                                 3,812       2,008
                                                                                    --------    --------
                                                                                      10,136       3,316
                                                                                    --------    --------

  Banking business                                                                     1,937         479
  Trading business                                                                     8,199       2,837
                                                                                    --------    --------
  Amounts above include:
  Subject to sale and repurchase agreements                                            1,353         101


Treasury and other eligible bills are principally of short-term maturity and their market value is not materially different from carrying value.

12.   Loans and advances to banks


                                                                                                 31 December
                                                                                      ---------------------------------
                                                                                               2001             2000
                                                                                               ----             ----
                                                                                           (pound)m         (pound)m

  Repayable on demand                                                                         3,934            7,578
  Remaining maturity
  - three months or less                                                                     26,200           17,167
  - one year or less but over three months                                                    7,884            6,671
  - five years or less but over one year                                                        260              390
  - over five years                                                                             243              269
                                                                                      ---------------- ----------------
                                                                                             38,521           32,075
  Specific bad and doubtful debt provisions                                                      (8)             (14)
                                                                                      ---------------- ----------------
                                                                                             38,513           32,061
                                                                                      ---------------- ----------------

  Banking business                                                                           21,679           20,014
  Trading business                                                                           16,834           12,047
                                                                                      ---------------- ----------------
  Amounts above include:
  Due from associated undertakings - unsubordinated                                               3                -


13.      Loans and advances to customers


                                                                                                 31 December
                                                                                      ---------------------------------
                                                                                               2001             2000
                                                                                               ----             ----
                                                                                           (pound)m         (pound)m

  On demand or short notice                                                                  17,434           18,141
  Remaining maturity
     - three months or less                                                                  33,774           32,624
     - one year or less but over three months                                                25,279           19,673
     - five years or less but over one year                                                  46,054           37,413
     - over five years                                                                       71,596           63,364
                                                                                      ---------------- ----------------
                                                                                            194,137          171,215
  General and specific bad and doubtful debt provisions                                      (3,645)          (3,139)
                                                                                       ---------------- ---------------
                                                                                            190,492          168,076
                                                                                      ---------------- ----------------

  Banking business                                                                          178,476          154,454
  Trading business                                                                           12,016           13,622
                                                                                      ---------------- ----------------
  Amounts above include:
  Subordinated advances                                                                          52                -
  Due from associated undertakings - unsubordinated                                             164              154
  Amounts receivable under finance leases                                                     7,315            7,010
  Amounts receivable under hire purchase and conditional sale agreements                      3,678            3,376


The cost of assets acquired during the year for the purpose of letting under finance leases and hire purchase agreements was (pound)4,082 million (15 months ended 31 December 2000 - (pound)3,770 million).

The Group's exposure to risk from its lending activities is widely diversified both geographically and industrially. With the exception of lending for home mortgage and other personal loans in the UK, there were no loan concentrations in any individual sector or industry which exceeded 10% of total loans and advances to customers (before provisions).

Residual value exposures

The table below gives details of the unguaranteed residual values included in the carrying value of finance lease receivables (see above) and operating lease assets (see Note 22).



                                                         Year in which the residual value will be recovered
                                              --------------------------------------------------------------------------
                                                             After 1 year   After 2 years
                                                   Within      but within      but within
                                                 one year         2 years         5 years   After 5 years          Total
                                                 --------         -------         -------   -------------          -----
                                                 (pound)m        (pound)m        (pound)m        (pound)m       (pound)m
  Operating leases
    Transportation                                      8              56             488             825          1,377
    Cars and light commercial vehicles                212              98             103               -            413
    Other                                              20              21              70              61            172
  Finance leases                                       75              30              80             106            291
                                                     ----            ----            ----            ----          -----
  At 31 December 2001                                 315             205             741             992          2,253
                                                     ----            ----            ----            ----          -----

  At 31 December 2000                                 326             179             611           1,139          2,255
                                                     ----            ----            ----            ----          -----



14.      Provisions for bad and doubtful debts


                                                           Year ended                    15 months ended
                                                        31 December 2001                 31 December 2000
                                                      ----------------------          -----------------------
                                                       Specific   General     Total    Specific    General      Total
                                                       --------   -------     -----    --------    -------      -----
                                                       (pound)m   (pound)m (pound)m    (pound)m   (pound)m   (pound)m

  At beginning of period                                  2,585        568    3,153         567        170        737
  Currency translation and other adjustments                 14          3       17          48         (4)        44
  Acquisition of businesses                                 221         33      254       1,997        393      2,390
  Amounts written off                                      (835)         -     (835)       (824)         -       (824)
  Recoveries of amounts written off in previous years        80          -       80         177          -        177
  Charge to profit and loss account
   - 3 months ended 31 December 1999                                                         79          -         79
   - for the financial year                                 974         10      984         541          9        550
                                                          -----      -----    -----       -----      -----      -----
  At 31 December                                          3,039        614    3,653       2,585        568      3,153
                                                          -----      -----    -----       -----      -----      -----


15.      Interest in suspense

In certain cases, interest may be charged to a customer's account but, because its recoverability is in doubt, not recognised in the Group's consolidated profit and loss account and held in a suspense account and netted off against loans and advances to in the consolidated balance sheet.

                                                                                              31 December
                                                                                     ------------------------------
                                                                                              2001         2000
                                                                                              ----         ----
                                                                                          (pound)m     (pound)m

  Loans and advances on which interest is being placed in suspense:
  - before specific provisions                                                               1,550        1,044
  - after specific provisions                                                                  816          560
  Loans and advances on which interest is not applied:
  - before specific provisions                                                               2,386        2,177
  - after specific provisions                                                                  828          689

16.   Debt securities


                                            31 December 2001                             31 December 2000
                               ------------------------------------------  ----------------------------------------------

                                               Gross     Gross                             Gross        Gross
                                         unrecognised    unrecognised                unrecognised unrecognised
                               Book value       gains    losses Valuation  Book value       gains       losses  Valuation
                               ----------      -----     ------ ---------  ----------       -----       ------  ---------
                                 (pound)m   (pound)m   (pound)m (pound)m     (pound)m    (pound)m     (pound)m   (pound)m
  Investment securities:
  British government                  376          1        (1)       376         885           1            -         886
  Other government                 10,083         86       (97)    10,072       6,286          31          (24)      6,293
  Other public sector bodies          673         24         -        697         847          13            -         860
  Bank and building society         7,344        254      (234)     7,364       3,589           6           (2)      3,593
  Other issuers                    14,815         74      (109)    14,780      14,879          23          (54)     14,848
                                  -------    -------    ------    -------     -------      ------        -----     -------
                                   33,291        439      (441)    33,289      26,486           7          (80)     26,480
                                  -------    -------    ------    -------     -------      ------        -----     -------
  Other debt securities:
  British government                1,229                           1,229       1,398                                1,398
  Other government                  6,089                           6,089      13,617                               13,617
  Other public sector bodies          145                             145         194                                  194
  Bank and building society         3,600                           3,600       4,947                                4,947
  Other issuers                    19,686                          19,686      11,147                               11,147
                                  -------                         -------     -------                              -------
                                   30,749                          30,749      31,303                               31,303
                                  -------                         -------     -------                              -------

  Total debt securities            64,040                          64,038      57,789                               57,783
                                  -------                         -------     -------                              -------

  Due within one year              11,954                                      14,682
  Due one year and over            52,086                                      43,107
                                  -------                                     -------
                                   64,040                                      57,789
                                  -------                                     -------
  Investment securities:
  Listed                           25,816                          25,828      16,847                           16,876
  Unlisted                          7,475                           7,461       9,639                            9,604
                                  -------                         -------     -------                          -------
                                   33,291                          33,289      26,486                           26,480
  Other debt securities:
  Listed                           13,580                          13,580       9,885                            9,885
  Unlisted                         17,169                          17,169      21,418                           21,418
                                  -------                         -------     -------                          -------
                                   64,040                          64,038      57,789                           57,783
                                  -------                         -------     -------                          -------

  Banking business                 34,372                                      27,546
  Trading business                 29,668                                      30,243
                                  -------                                     -------

  Amounts above include:
  Subordinated debt securities        263                                         416
  Due from associated
    undertakings
     - unsubordinated                  28                                           -
  Unamortised discounts less
    premiums on investment
    securities                         (2)                                         23
  Debt securities subject to
    sale and repurchase
    agreements                     27,576                                      20,738


The cost of securities carried at market value is not disclosed because it cannot be determined without unreasonable expense.

Movements in debt securities which are held as investment securities were as follows:


                                                                          Discounts
                                                               Cost    and premiums    Provisions       Book value
                                                               ----       ---------    ----------       ----------
                                                           (pound)m        (pound)m      (pound)m         (pound)m

 At 1 January 2001                                           26,597             (97)       (14)           26,486
 Currency translation and other adjustments                     114               -         (2)              112
 Additions                                                   27,107              65          -            27,172
 Maturities and disposals                                   (20,349)             54          1           (20,294)
 Amounts written off                                             (2)             -           2                -
 Transfers                                                     (153)             -           -              (153)
 Amortisation of discounts and premiums                           -             (32)         -               (32)
                                                            -------          ------       ----          --------
 At 31 December 2001                                         33,314             (10)       (13)           33,291
                                                            -------          ------       ----          --------

17.  Equity shares


                                          31 December 2001                              31 December 2000
                           ----------------------------------------------  ---------------------------------------------
                                             Gross        Gross                            Gross        Gross
                                      unrecognised unrecognised              Book   unrecognised unrecognised
                           Book value        gains       losses Valuation    value         gains       losses  Valuation
                           ---------- ------------ ------------ ---------  -------- ------------ ------------  ---------
                             (pound)m     (pound)m     (pound)m  (pound)m  (pound)m     (pound)m     (pound)m   (pound)m
 Investment securities:
 Listed                         1,096          320          (66)    1,350     1,084          608           (1)     1,691
 Unlisted                         432           10            -       442       353           62          (12)       403
                              -------        -----         ----    ------    ------        -----       ------     ------
                                1,528          330          (66)    1,792     1,437          670          (13)     2,094
 Other securities:
 Listed                             9            -            -         9       116            -            -        116
 Unlisted                          20            -            -        20         -            -            -          -
                              -------        -----         ----    ------    ------        -----       ------     ------
                                1,557          330          (66)    1,821     1,553          670          (13)     2,210
                              -------        -----         ----    ------    ------        -----       ------     ------

 Banking business               1,545                                         1,547
 Trading business                  12                                             6
                              -------                                        ------

The cost of securities carried at market value is not disclosed because it cannot be determined without unreasonable expense.

Movements in equity shares which are held as investment securities were as follows:

                                                 Cost     Provisions     Book value
                                                 ----     ----------     ----------
                                             (pound)m       (pound)m       (pound)m

 At 1 January 2001                              1,506            (69)         1,437
 Currency translation and other adjustments        (3)            (3)            (6)
 Additions                                        365              -            365
 Disposals                                       (237)             1           (236)
 Provisions made net of write backs                -              (7)            (7)
 Transfers                                        (90)            65            (25)
                                                -----            ---          -----
 At 31 December 2001                            1,541            (13)         1,528
                                                -----            ---          -----

18.  Interests in associated undertakings

Movements in interests in associated undertakings during the year were as follows:

                                                            Share of
                                                          net assets
                                                        ------------
                                                            (pound)m

  At 1 January 2001                                              83
  Currency translation adjustments                               (5)
  Additions                                                      47
  Disposals                                                      (8)
  Share of losses                                                (9)
                                                        -----------
  At 31 December 2001                                           108
                                                        -----------

On the historical cost basis, the Group's interests in associated undertakings would have been included as follows:

                                                  31 December       31 December
                                                        2001               2000
                                                        ----               ----
                                                    (pound)m           (pound)m

  Cost                                                   185                147
  Provisions                                             (85)               (66)
                                                  ----------        -----------
  At 31 December                                         100                 81
                                                  ----------        -----------

                                                 31 December        31 December
                                                        2001               2000
                                                        ----               ----
  Interests in associated undertakings are          (pound)m           (pound)m
    analysed as follows:
  Banks - unlisted                                        20                 18
  Others                                                  88                 65
                                                  ----------        ------------
                                                         108                 83
                                                  ----------        ------------

The principal associated undertakings are:


                                                     Total issued share               Share of results
                                                    and loan capital at          %   based on accounts      Nature of
                                                       31 December 2001       held          made up to       business
                                     ------------------------------------   -------  ------------------    -----------

  Banco Santander, Portugal S.A.     31.1m ordinary shares of Esc 1,000       12.8        31 December*        Banking
  (incorporated in Portugal)                     Esc 17.5m loan capital

  Linea Directa Aseguradora S.A.          2,400m 5 Ptas ordinary shares       50.0        31 December*      Insurance
  (incorporated in Spain)

---------------
*  Incorporating unaudited interim accounts.

Banco Santander, Portugal S.A. operates in Portugal and Linea Directa Aseguradora S.A. operates in Spain. Dividends receivable from associated undertakings (excluding related tax credits) totalled(pound)1 million (15 months ended 31 December 2000 -(pound)2 million).

Associated undertakings are accounted for as such due to the Group's interest being held on a long-term basis for the purpose of securing a contribution to its activities by the exercise of influence.

19.  Shares in Group undertakings

Movements in shares in Group undertakings during the year were as follows:


                                                                     (pound)m

  At 1 January 2001                                                   14,816
  Currency translation adjustments                                        72
  Additions                                                            4,185
  Capital repayment                                                   (2,042)
  Increase in net assets of subsidiary undertakings                    2,195
                                                                  ----------
  At 31 December 2001                                                 19,226
                                                                  ----------

On the historical cost basis, shares in Group undertakings at 31 December 2001 would have been included at a cost of (pound)14,521 million (31 December 2000 - (pound)12,306 million).

The principal subsidiary undertakings of the Company are shown below. Their capital consists of ordinary and preference shares which are unlisted with the exception of certain preference shares issued by NWB Plc. RBS plc, NWB Plc and RBS Life Holdings are owned by the Company, and all of the other subsidiary undertakings are owned directly, or indirectly through intermediate holding companies, by RBS plc or by NWB Plc, and are all wholly-owned. All of these subsidiaries are included in the Group's consolidated financial statements and have an accounting reference date of 31 December.

                                                                                                            Country of
                                                                                                         incorporation
                                                                                                         and principal
                                                                                           Nature of              area
                                                                                            Business      of operation
                                                    ------------------------------------------------  ----------------
  The Royal Bank of Scotland plc                                                            Banking       Great Britain
  Citizens Financial Group, Inc.                                                            Banking                 USA
  Direct Line Insurance plc                                                               Insurance       Great Britain
  The Royal Bank of Scotland International Limited                                          Banking              Jersey
  National Westminster Bank Plc (1)                                                         Banking       Great Britain
  Coutts & Co (2)                                                                   Private banking       Great Britain
  Coutts Bank (Switzerland) Limited                                                 Private banking         Switzerland
  Greenwich Capital Markets Inc.                                                      Broker dealer                 USA
  Lombard North Central plc                      Banking, credit finance, leasing and hire purchase       Great Britain
  National Westminster Home Loans Limited                                     Home mortgage finance       Great Britain
  Ulster Bank Limited (3)                                                                   Banking    Northern Ireland
  RBS Life Holdings Limited                                                          Life assurance       Great Britain


Notes:
(1)  The Company does not hold any of the NatWest preference shares in issue.

(2)  Coutts & Co is incorporated with unlimited liability.

(3) Ulster Bank Limited and its subsidiary undertakings also operate in the Republic of Ireland.

20.  Loans to subsidiary undertakings

Movements during the year:

                                                                       (pound)m

  At 1 January 2001                                                       1,348
  Currency translation adjustments                                           32
  Additions and other movements                                               1
  Repayments                                                                (40)
                                                                       --------
  At 31 December 2001                                                     1,341
                                                                       --------

21.    Intangible fixed assets

  Goodwill                                                             (pound)m
  Cost:
  At 1 January 2001                                                      12,622
  Currency translation and other adjustments                                  4
  Arising on acquisitions during the year                                 1,802
  Additional goodwill relating to the acquisition of NatWest                 93
  Disposals                                                                  (8)
                                                                       --------
  At 31 December 2001                                                    14,513
                                                                       --------

  Amortisation:
  At 1 January 2001                                                         542
  Currency translation and other adjustments                                  3
  Charge for the year                                                       651
  Disposals                                                                  (8)
                                                                       --------
  At 31 December 2001                                                     1,188
                                                                       --------

  Net book value at 31 December 2001                                     13,325
                                                                       --------

  Net book value at 31 December 2000                                     12,080
                                                                       --------

22.  Tangible fixed assets


                                                               Long      Short    Computers    Assets on
                                               Freehold   leasehold   leasehold   and other    operating
                                               premises    premises    premises   equipment       leases        Total
                                               --------    --------    --------   ---------    ---------     --------
                                               (pound)m    (pound)m    (pound)m     (pound)m    (pound)m     (pound)m
  Cost or valuation:
  At 1 January 2001                               2,176         287         463        3,128       3,567        9,621
  Currency translation and other adjustments          3           -           1            4           2           10
  Final fair value adjustments on the
      acquisition of NatWest                        (24)         10          (6)         (10)          -          (30)
  Reclassifications                                 196          28         127         (365)         14            -
  Acquisition of subsidiaries                        43           -          22           33           -           98
  Additions                                       1,603          35         199          409       1,999        4,245
  Disposals and write-off of fully
      depreciated assets                           (362)        (40)       (125)        (483)       (847)      (1,857)
  Revaluation adjustments                            35          37           -            -           -           72
                                               --------    --------    --------     --------    --------     --------
 At 31 December 2001                              3,670         357         681        2,716       4,735       12,159
                                               --------    --------    --------     --------    --------     --------

 Consisting of:
 At valuation - 2001                                642         134           -            -           -          776
 At valuation - 2000 and prior                      440          91           -            -           -          531
 At cost                                          2,588         132         681        2,716       4,735       10,852
                                               --------    --------    --------     --------    --------     --------
                                                  3,670         357         681        2,716       4,735       12,159
                                               --------    --------    --------     --------    --------     --------
 Accumulated depreciation and amortisation:
 At 1 January 2001                                  408          91         237        1,959         805        3,500
 Currency translation and other adjustments           -           -           1            3           -            4
 Final fair value adjustments on the
    acquisition of NatWest                            -           -           -           (6)          -           (6)
 Reclassifications                                   80          14          52         (156)         10            -
 Acquisitions of subsidiaries                         -           -           -           12           -           12
 Disposals and write-off of fully
    depreciated assets                             (268)        (39)       (103)        (430)       (205)      (1,045)
 Charge for the year                                 47          21          35          336         442          881
                                               --------    --------    --------     --------    --------     --------
 At 31 December 2001                                267          87         222        1,718       1,052        3,346
                                               --------    --------    --------     --------    --------     --------

 Net book value at 31 December 2001               3,403         270         459          998       3,683        8,813
                                               --------    --------    --------     --------    --------     --------

 Net book value at 31 December 2000               1,768         196         226        1,169       2,762        6,121
                                               --------    --------    --------     --------    --------     --------

On the historical cost basis, the Group's freehold and long leasehold premises would have been included at (pound)3,368 million (31 December 2000 - (pound)1,726 million).

Freehold and long leasehold properties are revalued on a rolling basis, each property being valued at least every five years. Interim valuations outwith the 5 year cycle will be carried out on properties where there is an indication that their value has changed significantly, given market conditions. The directors are not aware of any material change in the valuation of the Group's properties and therefore no additional interim valuations were required.

Properties occupied by the Group are valued on the basis of Existing Use Value, except for certain specialised properties which are valued on a Depreciated Replacement Cost basis. Investment and development properties and properties to be disposed of are valued to reflect Open Market Value. Valuations are carried out by internal and external qualified surveyors who are members of the Royal Institution of Chartered Surveyors or, in the case of some overseas properties, locally qualified valuers.

                                                               31 December
                                                            -------------------
                                                               2001        2000
                                                           --------    --------
                                                           (pound)m    (pound)m
  Land and buildings occupied for own use                     2,313       2,027
  Investment properties                                       1,731          36
  Properties under development                                   71          90
  Properties to be disposed of                                   17          37
                                                           --------    --------
  Net book value at 31 December                               4,132       2,190
                                                           --------    --------
  Net book value of assets held under finance
    leases                                                       25          28
                                                           --------    --------
  Depreciation for the period of assets held under
    finance leases                                                2           2
                                                           --------    --------
  Contracts not provided for in the accounts at
    period end                                                   47          85
                                                           --------    --------

23.    Other assets

                                                               31 December
                                                           --------------------
                                                               2001        2000
                                                           --------    --------
                                                           (pound)m    (pound)m

  Trading derivatives (Note 38)                              10,850      10,299
  Settlement balances                                         5,804       1,617
  Other                                                       4,819       6,118
                                                           --------    --------
                                                             21,473      18,034
                                                           --------    --------

24.    Long-term assurance business

The long-term assurance assets and liabilities attributable to policyholders comprise:

                                                               31 December
                                                           --------------------
                                                               2001        2000
                                                               ----        ----
                                                           (pound)m    (pound)m

  Investments                                                10,652      10,992
  Value of in-force policies                                    388         402
  Computers and other equipment                                   -           6
  Net current assets                                              -           4
                                                           --------    --------
                                                             11,040      11,404
  Long-term assurance business attributable to
    shareholders*                                              (792)       (705)
                                                           --------    --------
                                                             10,248      10,699
                                                           --------    --------

*The value of the long-term assurance business is calculated by discounting estimated future flows of statutory profits from in-force business at a discount rate that includes a risk margin. The future flows are based on prudent assumptions about long-term economic and business experience determined with the advice of qualified actuaries. The risk margin is designed to reflect uncertainties in expected future flows.

The increase in the shareholders' interest in the long-term assurance business included in the profit and loss account is calculated as follows:

                                                                15 months                    3 months
                                                 Year ended         ended    Year ended         ended     Year ended
                                                31 December   31 December   31 December   31 December   30 September
                                                       2001          2000          2000          1999           1999
                                                -----------   -----------   -----------   -----------   ------------
                                                   (pound)m      (pound)m      (pound)m      (pound)m       (pound)m
  Increase in value for the period before tax            55            34            47           (13)            55
  Tax                                                   (17)          (10)          (11)            1             (7)
                                               -------------  ------------  ------------  ------------  -------------
  Increase in value for the period after
    tax                                                  38            24            36           (12)            48
                                               -------------  ------------  ------------  ------------  -------------

The key assumptions used are:

                                                               31 December
                                                          ---------------------
                                                               2001        2000
                                                               ----        ----
                                                                  %           %

  Risk discount rate (net of tax)                             10.00       10.00
  Growth of unit-linked funds (gross of tax)                   7.25        7.25
  Growth of non-unit-linked funds (gross of tax)               5.50        6.00
  Basic tax rate                                              22.00       22.00
  Shareholder taxation - life                                 30.00       29.00
  Expense inflation                                            3.75        3.75

25.    Deposits by banks

                                                                31 December
                                                           --------------------
                                                               2001        2000
                                                               ----        ----
                                                           (pound)m    (pound)m

  Repayable on demand                                         7,259      12,455
  With agreed maturity dates or periods of notice,
   by remaining maturity
  -  three months or less                                    25,560      19,985
  -  one year or less but over three months                   4,137       1,912
  -  five years or less but over one year                     1,132         447
  -  over five years                                          1,950         331
                                                           --------    --------
                                                             40,038      35,130
                                                           --------    --------

  Banking business                                           28,884      27,749
  Trading business                                           11,154       7,381
                                                           --------    --------

26.    Customer accounts

                                                               31 December
                                                           --------------------
                                                               2001        2000
                                                               ----        ----
                                                           (pound)m    (pound)m

  Repayable on demand                                       115,054      96,837
  With agreed maturity dates or periods of notice,
   by remaining maturity
  -  three months or less                                    70,479      69,300
  -  one year or less but over three months                   8,057       6,404
  -  five years or less but over one year                     4,062       2,771
  -  over five years                                          1,343       1,990
                                                           --------    --------
                                                            198,995     177,302
                                                           --------    --------

  Banking business                                          183,058     159,595
  Trading business                                           15,937      17,707
                                                           --------    --------

  Amounts above include:
  Due to associated undertakings                                  4          28

27.    Debt securities in issue

                                                               31 December
                                                           --------------------
                                                               2001        2000
                                                               ----        ----
                                                           (pound)m    (pound)m
  Bonds and medium term notes, by remaining maturity
  -  one year or less                                         3,136       2,224
  -  two years or less but over one year                      1,582         483
  -  five years or less but over two years                    3,128       3,949
  -  over five years                                          1,249       1,149
                                                           --------    --------
                                                              9,095       7,805
                                                           --------    --------

  Other debt securities in issue, by remaining maturity
  -  three months or less                                    12,368       9,021
  -  one year or less but over three months                   9,196       2,517
  -  two years or less but over one year                         10          54
  -  five years or less but over two years                        -          10
                                                           --------    --------
                                                             21,574      11,602
                                                           --------    --------
                                                             30,669      19,407
                                                           --------    --------

  Banking business                                           30,669      19,407
                                                           --------    --------

Issues are made under RBS plc's (pound)7.0 billion euro medium term note programme from time to time. Notes issued, which have a minimum maturity of six months from the date of issue, are included in the above amounts.

28.    Other liabilities

                                                               31 December
                                                           --------------------
                                                               2001        2000
                                                               ----        ----
                                                           (pound)m    (pound)m

  Notes in circulation                                        1,405       1,369
  Trading derivatives (Note 38)                              11,075      12,269
  Settlement balances                                         6,010       2,398
  Short positions:
      Debt securities - Government                           12,207      10,640
                      - Other issuers                         2,415       2,161
  Current taxation                                              912         934
  Dividends                                                     831         675
  Obligations under finance leases (analysed below)             205         335
  Other liabilities                                           2,297       2,178
                                                           --------    --------
                                                             37,357      32,959
                                                           --------    --------

  Analysis of obligations under finance leases:
  Amounts falling due within one year                            43         156
  Amounts falling due between one and five years                 38          58
  Amounts falling due after more than five years                124         121
                                                           --------    --------
                                                                205         335
                                                           --------    --------

29.    Deferred taxation

Provision for deferred taxation has been made at 30% (31 December 2000 - 30%) being the anticipated rate of UK corporation tax when the liability is expected to crystallise.

                                                               31 December
                                                           --------------------
                                                               2001        2000
                                                               ----        ----
                                                           (pound)m    (pound)m

  Short-term timing differences                                (107)        (66)
  Capital allowances                                          1,522       1,234
  Deferred gains                                                 41          56
                                                           --------    --------
                                                              1,456       1,224
                                                           ----------  --------
  Movements during the year:
  At 1 January 2001                                           1,224
  Currency translation and other adjustments                     (7)
  Acquisition of subsidiaries                                   (15)
  Charge to profit and loss account                             254
                                                           --------
  At 31 December 2001                                         1,456
                                                           --------
  No provision has been made for the following potential amounts of deferred taxation:

  Short-term timing differences                                   -           4
  Capital allowances                                            272         259
                                                           --------    --------
                                                                272         263
                                                           --------    --------

Provision is also not made for any liability which might arise in the event of:

(1) Group undertakings and properties being realised at balance sheet values. Most of these assets are expected to be retained for the long term. In view of the large number of properties involved and rules relating to roll-over relief, it is considered that no useful purpose would be served by quantifying the potential amounts involved.
(2) The reserves of overseas subsidiary and associated undertakings being remitted. A substantial proportion of such reserves are required to be retained by the overseas undertakings to meet local regulatory requirements.

30.    Other provisions

                                                                 Pensions and
                                                                other similar
                                               Property (1)   obligations (2)    Other (3)      Total
                                               ------------   ---------------   ----------   --------
                                                   (pound)m          (pound)m     (pound)m   (pound)m
  At 1 January 2001                                     215                34           57        306
  Currency translation and other adjustments              3                 -            2          5
  Charge to profit and loss account                      42                 4           21         67
  Provisions utilised                                   (27)               (2)          (8)       (37)
                                               ------------   ---------------   ----------    -------
  At 31 December 2001                                   233                36           72        341
                                               ------------   ---------------   ----------    -------

Notes:
(1) The Group has a number of leasehold properties where rents payable and other unavoidable costs exceed the value to the Group. This provision has been discounted due to the long-term nature of certain of these obligations.
(2) The Group operates various unfunded post-retirement benefit plans and provision is made for the expected costs.
(3)  Other provisions arise in the normal course of business.

31.  Dated loan capital
                                                                31 December
                                                           --------------------
                                                               2001        2000
                                                               ----        ----
                                                           (pound)m    (pound)m
  The Company
    (pound)200 million floating rate (minimum 5.25%)
      notes 2005 (1,2)                                          160         200
    US$400 million 6.4% subordinated notes 2009 (1)             274         267
    US$300 million 6.375% subordinated notes 2011 (1)           204         198
                                                           --------    --------
                                                                638         665
  The Royal Bank of Scotland plc
    (pound)125 million subordinated floating rate notes
      2005 (3)                                                  125         125
    (pound)150 million 8.375% subordinated notes 2007           149         149
    DEM500 million 5.25% subordinated notes 2008                155         158
    (euro)300 million 4.875% subordinated notes 2009            182         186
    US$150 million floating rate notes 2009 (3)                 103         100
    (pound)35 million floating rate step-up
      subordinated notes 2010                                    35          35
    (pound)150 million 10.5% subordinated bonds 2013 (4)        149         149
    (euro)1,000 million 6.0% fixed rate subordinated
      notes 2013 (issued May 2001) (5)                          604           -
    (euro)500 million 6.0% fixed rate subordinated
      notes 2013 (issued October 2001) (6)                      315           -
    US$50 million floating rate subordinated notes
      2013 (issued October 2001) (7)                             35           -
    (pound)250 million 9.625% subordinated bonds 2015           247         246
    US$125.6 million floating rate subordinated notes 2020       87          84

  RBSG Capital Corporation
    US$250 million 10.125% guaranteed capital notes
      2004 (1,4)                                                172         167

  National Westminster Bank Plc
    (pound)100 million 11.75% subordinated notes 2001 (8)         -         102
    US$750 million 9.45% subordinated notes 2001 (8)              -         506
    US$250 million guaranteed floating rate subordinated
      notes 2002                                                172         168
    US$500 million 9.375% guaranteed capital notes 2003 (9)     355         350
    (pound)100 million 12.5% subordinated unsecured loan
      stock 2004                                                112         116
    US$400 million guaranteed floating rate capital
      notes 2005                                                274         265
    US$1,000 million 7.375% subordinated notes 2009             678         656
    US$650 million floating rate subordinated step-up
      notes 2009 (callable October 2004)                        450         437
    (euro)600 million 6.0% subordinated notes 2010              361         367
    (pound)300 million 8.125% step-up subordinated notes
      2011 (callable December 2006)                             307         308
    (euro)500 million 5.125% subordinated notes 2011            285         286
    (pound)300 million 7.875% subordinated notes 2015           321         327
    (pound)300 million 6.5% subordinated notes 2021             298         299

  Greenwich Capital Holdings Inc.
    US$100 million subordinated loan capital 2001
     floating rate notes (10)                                     -          65
    US$105 million subordinated loan capital 2004
     floating rate notes (issued April 2001) (11)                72           -
                                                           --------    --------
                                                              6,681       6,316
                                                           --------    --------
  Dated loan capital in issue, by remaining maturity,
   repayable
    - in one year or less                                       212         713
    - in two years or less but over one year                    395         208
    - in five years or less but over two years                1,592       1,580
    - in more than five years                                 4,482       3,815
                                                           --------    --------
                                                              6,681       6,316
                                                           -------- -----------
Notes:
(1)  On-lent to The Royal Bank of Scotland plc on a subordinated basis.
(2) Repayable in five equal annual instalments in May in each of the years 2001 to 2005.
(3) Repayable in whole, at the option of The Royal Bank of Scotland plc, prior to maturity, on conditions governing the respective debt obligation, including prior approval of the UK Financial Services Authority.
(4)  Unconditionally guaranteed by the Company.
(5)  Net proceeds received (euro)988 million,(pound)613 million.
(6)  Net proceeds received (euro)515 million,(pound)323 million.
(7)  Net proceeds received US$50 million,(pound)35 million.
(8)  Redeemed on maturity in May 2001.
(9)  Loan due by a subsidiary undertaking and on-lent to National
     Westminster Bank Plc on a subordinated basis. It has been guaranteed as to the payment of principal and interest by National Westminster Bank
     Plc.
(10) Redeemed on maturity in April 2001.
(11) Net proceeds received US$105 million,(pound)73 million.
(12) In the event of certain changes in the tax laws of the UK, all of the dated loan capital issues are redeemable in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior approval of the UK Financial Services Authority.
(13) Except as stated above, claims in respect of the Group's dated loan capital are subordinated to the claims of other creditors. None of the Group's dated loan capital is secured.
(14) Interest payable on Group floating rate dated issues is at a margin over London interbank rates. Interest on (pound)1,450 million US$2,450 million, (euro)1,900 million and DEM500 million of fixed rate dated issues is swapped into floating rates at a margin over London interbank rates.

32.  Undated loan capital including convertible debt

                                                                31 December
                                                           --------------------
                                                               2001        2000
                                                               ----        ----
                                                           (pound)m    (pound)m
  The Company
  US$350 million undated floating rate primary capital notes
    (callable on any interest payment date) (1,2)               241         235
  US$200 million 8.5% exchangeable capital securities,
    Series A (callable June 2004) (1,3)                         137         132
  US$50 million undated 7.993% capital securities
    (callable November 2005) (1)                                 34          33
  US$35 million undated 7.755% capital securities
    (callable December 2005) (1)                                 24          23
  US$200 million undated 7.375% reset capital securities
    (callable April 2006) (1)                                   137         133
  US$75 million floating rate perpetual capital securities
    (callable September 2007) (1)                                52          50
                                                           --------    --------
                                                                625         606
  The Royal Bank of Scotland plc
  (pound)125 million 9.25% undated subordinated step-up
    notes (callable April 2006)                                 124         124
  (pound)150 million undated subordinated floating rate
    step-up notes (callable March 2007)                         149         149
  FRF1,000 million 5.875% undated subordinated notes
    (callable October 2008)                                      92          94
  (pound)175 million 7.375% undated subordinated notes
    (callable August 2010)                                      173         173
  (pound)350 million 6.25% undated subordinated notes
    (issued November 2001; callable December 2012) (4)          348           -
  (pound)200 million 9.5% undated subordinated bonds
    (callable August 2018) (5)                                  197         196
  (pound)350 million 5.625% undated subordinated notes
    (issued November 2001; callable June 2032) (6)              346           -
  (pound) 150 million 5.625% undated subordinated notes
    (issued December 2001; callable June 2032) (7)              144           -

  National Westminster Bank Plc
  US$500 million primary capital floating rate notes,
    Series A (callable on any interest
    payment date)                                               345         335
  US$500 million primary capital floating rate notes,
    Series B (callable on any interest
    payment date)                                               345         335
  US$500 million primary capital floating rate notes,
    Series C (callable on any interest
    payment date)                                               345         335
  US$500 million 7.875% exchangeable capital securities
    (callable November 2003) (8)                                329         305
  US$500 million 7.75% reset subordinated notes
    (callable October 2007)                                     336         326
  (euro)100 million floating rate undated subordinated
     step-up notes (callable October 2009)                       61          62
  (euro)400 million 6.625% fixed/floating rate undated
    subordinated notes (callable October 2009)                  241         246
  (pound)325 million 7.625% undated subordinated
    step-up notes (callable January 2010)                       331         332
  (pound)200 million 7.125% undated subordinated
    step-up notes (callable October 2022)                       203         203
  (pound)200 million 11.5% undated subordinated notes
    (callable December 2022) (9)                                295         299
                                                           --------    --------
                                                              5,029       4,120
                                                           --------    --------

Notes:
(1)  On-lent to The Royal Bank of Scotland plc on a subordinated basis.
(2) Interest is payable at a rate of 0.25% per annum over an average calculated by reference to six month euro dollar deposits in London for each interest period.
(3) Redeemable in certain circumstances related to changes in the tax laws of the UK, in whole or in part, at the option of the Company on any interest payment date. Exchangeable, in whole or in part, at the option of the Company on any interest payment date, or in certain circumstances related to changes in the tax laws of the UK, in whole but not in part, into the Company's non-cumulative preference shares of US$0.01 each.
(4)  Net proceeds received (pound)348 million.
(5)  Guaranteed by the Company.
(6)  Net proceeds received (pound)346 million.
(7)  Net proceeds received (pound)144 million.
(8) Exchangeable at the option of the issuer into 20 million 8.75% (gross) non-cumulative preference shares of US$25 each of National Westminster Bank Plc at any time.
(9) Exchangeable at the option of the issuer into 200 million 8.392% (gross) non-cumulative preference shares of (pound)1 each of National Westminster Bank Plc at any time.
(10) Except as stated above, claims in respect of the Group's undated loan capital are subordinated to the claims of other creditors. None of the Group's undated loan capital is secured.
(11) Except as stated above, interest payable on Group floating rate undated issues is at a margin over London interbank rates. Interest on (pound)1,875 million, US$985 million, (euro)400 million and FRF1,000 million of fixed rate undated issues is swapped into floating rates at a margin over London interbank rates.
(12) Where the issuer has the ability to redeem the undated loan capital, this is subject to prior approval of the UK Financial Services Authority.

33.  Minority interests - non-equity

                                                               31 December
                                                          ---------------------
                                                               2001        2000
                                                               ----        ----
                                                           (pound)m    (pound)m
  Non-equity shares issued by NatWest:
  Non-cumulative preference shares of US$25 (1)                 355         337
  Non-cumulative preference shares of(pound)1 (2)               166         166
                                                          ---------    --------
                                                                521         503
  Other non-equity minority interests                            59          77
                                                          ---------    --------
  Total                                                         580         580
                                                          ---------    --------

Notes:
(1) The US$250 million non-cumulative preference shares, Series B, of US$25 each which carry a gross dividend of 8.75% inclusive of associated tax credit, are redeemable at the option of NatWest exercisable to 9 June 2003, at a premium per share of US$0.30. There is no redemption premium if the date of redemption falls after 9 June 2003.

     The US$300 million non-cumulative preference shares, Series C, of US$25 each carry a gross dividend of 8.625% inclusive of associated tax credit. They are redeemable at the option of NatWest from 9 April 2002 to 8 April 2008 inclusive, at a premium per share of US$1.50 in 2002 reducing by US$0.30 in each successive year. There is no redemption premium if the date of redemption falls after 8 April 2007.

(2) The (pound)140 million 9% non-cumulative preference shares, Series A, of (pound)1 each are non-redeemable.

(3) Minority interests in the consolidated profit and loss account includes (pound)50 million (15 months ended 31 December 2000 - (pound)41 million) in respect of non-equity interests.

34.    Share capital

                                                          Allotted, called up and fully paid          Authorised
                                                        ------------------------------------  -------------------------
                                                                         Issued
                                                        1 January        during  31 December   31 December  31 December
                                                             2001      the year         2001          2001         2000
                                                        ------------------------------------  -------------------------
                                                         (pound)m      (pound)m     (pound)m      (pound)m     (pound)m
 Equity shares
 Ordinary shares of 25 pence                                  669            45          714         1,020        1,020
 Non-voting deferred shares of(pound)0.01                       -             -            -           323          323
                                                        ------------------------------------  -------------------------
 Total equity share capital                                   669            45          714         1,343        1,343
                                                        ------------------------------------  -------------------------

 Non-equity shares
 Additional Value Shares of(pound)0.01                         27             -           27            27           27
 Non-cumulative preference shares of US$0.01                    1             -            1             2            2
 Non-cumulative convertible preference shares of US$0.01        -             -            -             -            -
 Non-cumulative preference shares of(euro)0.01                  -             -            -             -            -
 Non-cumulative convertible preference shares of(euro)0.01      -             -            -             -            -
 Non-cumulative convertible preference shares of(pound)0.25   150             -          150           225          225
 Non-cumulative convertible preference shares of(pound)0.01     -             -            -             -            -
 Cumulative preference shares of(pound)1                        1             -            1             1            1
 Non-cumulative preference shares of(pound)1                    -             -            -           300          300
                                                        ------------------------------------  -------------------------
 Total non-equity share capital                               179             -          179           555          555
                                                        ------------------------------------  -------------------------
 Total share capital                                          848            45          893         1,898        1,898
                                                        ------------------------------------  -------------------------


                                                           Allotted, called up and
                                                                 fully paid                        Authorised
                                                        -----------------------------       -------------------------
                                                        31 December      31 December        31 December   31 December
                                                               2001             2000               2001          2000
                                                               ----             ----               ----          ----
                                                                         Number of shares - thousands
 Equity shares
 Ordinary shares of 25 pence                              2,859,520        2,678,273          4,079,375    4,079,375
 Non-voting deferred shares of(pound)0.01                         -                -         32,300,000   32,300,000

 Non-equity shares
 Additional Value Shares of(pound)0.01                    2,660,556        2,660,556          2,700,000    2,700,000
 Non-cumulative preference shares of US$0.01                106,000           90,000            238,500      238,500
 Non-cumulative convertible preference shares of US$0.01      1,900            1,900              3,900        2,000
 Non-cumulative preference shares of(euro)0.01                    -                -             66,000       66,000
 Non-cumulative convertible preference shares
   of (euro)0.01                                                750              750              3,000        2,000
 Non-cumulative convertible preference shares
   of (pound)0.25                                           600,000          600,000            900,000      900,000
 Non-cumulative convertible preference shares
   of (pound)0.01                                               200              200              1,000          500
 Cumulative preference shares of(pound)1                        900              900                900          900
 Non-cumulative preference shares of(pound)1                      -                -            300,000      300,000


Ordinary shares

In July 2001, in order to finance the Mellon acquisition, 140 million ordinary shares were allotted in exchange for 100% of the equity and preference share capital of a newly formed subsidiary company, and placed in the market at a price of (pound)14.75. The proceeds of the placing, totalling (pound)2,065 million before expenses of (pound)23 million, were paid to the Company by way of redemption of the subsidiary company's preference shares. The closing market price of the Company's ordinary shares on the day of the placing was (pound)15.09.

In addition, the following issues of ordinary shares were made during the year to 31 December 2001:

(a) 7.0 million ordinary shares following the exercise of options under the Company's executive, sharesave and option 2000 schemes and a further 11.7 million ordinary shares in respect of the exercise of options under the NatWest executive and sharesave schemes which had been exchanged for options over the Company's shares following the acquisition of NatWest;
(b) 19.0 million ordinary shares in lieu of cash in respect of the final dividend for the 15 months ended 31 December 2000 and the interim dividend for the year ended 31 December 2001; and
(c) 3.6 million ordinary shares under the Company's profit sharing (share ownership) scheme.

The total consideration for ordinary shares issued during the period amounted to (pound)2,641 million.

During the year to 31 December 2001, options were granted over 24.9 million ordinary shares under the Company's executive, sharesave and option 2000 schemes. At 31 December 2001, options granted under the Company's various schemes exercisable up to 2011 at prices ranging from 246 pence to 1718 pence per share, were outstanding in respect of 65.5 million ordinary shares. In addition, options granted under the NatWest schemes were outstanding in respect of 24.7 million ordinary shares exercisable up to 2009 at prices ranging from 318 pence to 924 pence per share. The Group has taken advantage of the exemption in UITF 17 'Employee share schemes' applicable to SAYE schemes, and accordingly no cost has been recognised on the grant of sharesave options.

Additional Value Shares

Approximately 2.7 billion Additional Value Shares ("AVS") with a total nominal value of (pound)27 million were issued to shareholders by way of a bonus issue in July 2000 in connection with the acquisition of NatWest.

Each AVS is expected to attract dividends, at the discretion of the directors, in aggregate of (pound)1 per share. A dividend of 15 pence per AVS was paid on 3 December 2001 and future dividends, if declared, are due to be paid as follows: 30 pence per AVS on 1 December 2002 and 55 pence per AVS on 1 December 2003.

If on or before 1 December 2003 aggregate dividends of (pound)1 per AVS have not been paid, the AVS will convert into ordinary shares and reasonable efforts will be made to procure bids so as to result in the proceeds from the sale of which ordinary shares to bring the amount per AVS equal to (pound)1 less the aggregate amount of any dividend paid in respect of each AVS.

Preference shares

In June 2001, the Company issued 16 million Series K non-cumulative preference shares of US$0.01 each at US$25 per share, the net proceeds being US$387 million.

In January 2002, the Company redeemed the 600 million non-cumulative convertible preference share of (pound)0.25 each at (pound)1 per share, at a total cost of (pound)600 million.

Non-cumulative preference shares

Non-cumulative preference shares entitle the holders thereof to receive periodic non-cumulative cash dividends at specified fixed rates for each Series payable out of distributable profits of the Company.

The non-cumulative preference shares are redeemable at the option of the Company, in whole or in part from time to time at the rates detailed below plus dividends otherwise payable for the then current dividend period accrued to the date of redemption.

                                                                             Number of                          Redemption
                                                                             shares in        Redemption date        price
  Class of preference share                                      Series         issue            on or after     per share
  --------------------------------------------------------- --------------------------------------------------------------
  Non-cumulative preference shares of US$0.01                  Series B       8 million        23 August 2001     US$25.00
                                                               Series C      16 million    27 August 2001 and
                                                                                           prior to 27 August
                                                                                                         2002     US$25.23
                                                                                               27 August 2002     US$25.00
                                                               Series D       7 million     14 September 2005     US$25.00
                                                               Series E       8 million       17 October 2006     US$25.00
                                                               Series F       8 million         31 March 2007     US$25.00
                                                               Series G      10 million         31 March 2003     US$25.00
                                                               Series H      12 million         31 March 2004     US$25.00
                                                               Series I      12 million     30 September 2004     US$25.00
                                                               Series J       9 million      31 December 2004     US$25.00
                                                               Series K      16 million          30 June 2006     US$25.00
  Non-cumulative convertible preference shares of US$0.01      Series 1       1 million         31 March 2010     US$1,000
                                                               Series 2     0.5 million         31 March 2005     US$1,000
                                                               Series 3     0.4 million      31 December 2005     US$1,000
  Non-cumulative convertible preference shares of(euro)0.01    Series 1    0.75 million         31 March 2005  (euro)1,000
  Non-cumulative convertible preference shares of(pound)0.01   Series 1     0.2 million      31 December 2010 (pound)1,000

In the event that the non-cumulative convertible preference shares are not redeemed on or before the redemption date the holder may convert the non-cumulative convertible preference shares into ordinary shares in the Company.

Under existing arrangements, no redemption or purchase of any non-cumulative preference shares may be made by the Company without the prior consent of the UK Financial Services Authority.

On a winding-up or liquidation of the Company, the holders of the non-cumulative preference shares will be entitled to receive, out of the surplus assets available for distribution to the Company's shareholders (after payment of arrears of dividends on the cumulative preference shares up to the date of repayment) pari passu with the cumulative preference shares, the non-cumulative sterling preference shares and all other shares of the Company ranking pari passu with the non-cumulative preference shares as regards participation in the surplus assets of the Company, a liquidation distribution of US$25 per non-cumulative preference share of US$0.01, US$1,000 per non-cumulative convertible preference share of US$0.01, (euro)1,000 per non-cumulative convertible preference share of (euro)0.01 and (pound)1,000 per non-cumulative convertible preference share of (pound)0.01, together with an amount equal to dividends for the then current divided period accrued to the date of payment, before any distribution or payment may be made to holders of the ordinary shares as regards participation in the surplus assets of the Company.

Except as described above, the holders of the non-cumulative preference shares have no right to participate in the surplus assets of the Company.

Holders of the non-cumulative preference shares are not entitled to receive notice of or attend general meetings of the Company except if any resolution is proposed for adoption by the shareholders of the Company to vary or abrogate any of the rights attaching to the non-cumulative preference shares or proposing the winding-up or liquidation of the Company. In any such case, they are entitled to receive notice of and to attend the general meeting of shareholders at which such resolution is to be proposed and will be entitled to speak and vote on such resolution (but not on any other resolution).


In addition, in the event that, prior to any general meeting of shareholders, the Company has failed to pay in full the three most recent quarterly dividend payments due on the non-cumulative dollar preference shares, the two most recent semi-annual dividend payments due on the non-cumulative convertible dollar preference shares and the most recent annual dividend payments due on the non-cumulative convertible euro preference shares and on the non-cumulative convertible sterling preference shares, the holders shall be entitled to receive notice of, attend, speak and vote at such meeting on all matters together with the holders of the ordinary shares, and in these circumstances only, the rights of the holders of the non-cumulative preference shares so to vote shall continue until the Company shall have resumed the payment in full of the dividends in arrears.

35.  Reserves

                                                                   15 months                      3 months
                                                  Year ended           ended    Year ended           ended    Year ended
                                                 31 December     31 December   31 December     31 December  30 September
                                                        2001            2000          2000            1999          1999
                                                        ----            ----          ----            ----          ----
                                                    (pound)m        (pound)m      (pound)m        (pound)m      (pound)m
 Share premium account:
 At beginning of period                                6,530           2,130         2,157           2,130         1,458
 Currency translation adjustments                         58             184           159              25            23
 Shares issued during the period                         870           4,423         4,421               2           650
 Shares redeemed during the period                         -            (225)         (225)              -             -
 Transfer from other reserves                              -              14            14               -             -
 Other movements                                           7               4             4               -            (1)
                                                 -----------     -----------   -----------     -----------  ------------
 At end of period                                      7,465           6,530         6,530           2,157         2,130
                                                 -----------     -----------   -----------     -----------  ------------

 Merger reserve:
 At beginning of period                               12,604               -             -               -             -
 Shares issued on the acquisition of NatWest               -          13,071        13,071               -             -
 Shares issued to finance the Mellon
   acquisition                                         2,007               -             -               -             -
 Transfer to profit and loss account                  (2,582)           (467)         (467)              -             -
                                                 -----------     -----------   -----------     -----------  ------------
 At end of period                                     12,029          12,604        12,604               -             -
                                                 -----------     -----------   -----------     -----------  ------------

 Other reserves:
 At beginning of period                                  191             147           140             147           113
 Transfer of increase in value of long-term
   life assurance business                                17              58            65              (7)           34
 Transfer to share premium account                         -             (14)          (14)              -             -
 Other movements                                           4               -             -               -             -
                                                 -----------     -----------   -----------     -----------  ------------
 At end of period                                        212             191           191             140           147
                                                 -----------     -----------   -----------     -----------  ------------

 Revaluation reserve:
 At beginning of period                                   40              17            17              17           (10)
 Revaluation of premises                                  72              24            24               -            28
 Transfer from/(to) profit and loss account                1              (1)           (1)              -            (1)
                                                 -----------     -----------   -----------     -----------  ------------
 At end of period                                        113              40            40              17            17
                                                 -----------     -----------   -----------     -----------  ------------

 Profit and loss account:
 At beginning of period                                2,903           1,684         1,919           1,684         1,172
 Currency translation adjustments and
   other movements                                       (14)              5            29             (24)           36
 Retention for the period                                783             965           711             254           522
 Employee share option payments                         (163)           (161)         (159)             (2)          (41)
 Transfer from merger reserve                          2,582             467           467               -             -
 Transfer of increase in value of long-term
   life assurance business                               (17)            (58)          (65)              7           (34)
 Transfer (to)/from revaluation reserve                   (1)              1             1               -             1
 Goodwill written back                                     -               -             -               -            28
                                                 -----------     -----------   -----------     -----------  ------------
 At end of period                                      6,073           2,903         2,903           1,919         1,684
                                                 -----------     -----------   -----------     -----------  ------------

The cumulative goodwill arising on acquisitions of subsidiary and associated undertakings which are still part of the Group and charged against profit and loss account reserves of the Group amounted to (pound)1,140 million at 31 December 2001 (31 December 2000 - (pound)1,140 million; 30 September 1999 - (pound)1,140 million).

In 1997, the Group established a Qualifying Employee Share Ownership Trust ('QUEST') for the purposes of delivering shares on the exercise of options under the sharesave scheme. During the year ended 31 December 2001, the Group received (pound)221 million (15 months ended 31 December 2000 - (pound)225 million) on the issue of 13.5 million shares (15 months ended 31 December 2000
- 19.8 million shares) in respect of options under the sharesave scheme. Employees paid (pound)58 million (15 months ended 31 December 2000 - (pound)64 million) to the Group for the issue of these shares. A transfer of (pound)163 million (15 months ended 31 December 2000 - (pound)161 million) has been made from the profit and loss account reserves to the share premium account in respect of this transaction.

At 31 December 2001, 816,254 shares were held by the QUEST and are included in Other assets at an amount which reflects the share price of the options that the shares are expected to be used to satisfy.

Exchange losses of (pound)27 million (15 months 31 December ended 2000 - losses (pound)123 million) arising on foreign currency borrowings have been offset in the Group's profit and loss account reserves against differences on retranslating the net investment in overseas subsidiary and associated undertakings financed by these borrowings.

The tax effect of gains and losses taken directly to reserves was (pound)1 million charge (15 months ended 31 December 2000 - (pound)2 million charge).

Perpetual regulatory tier one securities ("PROs")

In August 2001, the Company issued 1.2 million Series 1 PROs at US$1,000 per security, the net proceeds being US$1,188 million. These securities are classified as non-equity shareholders' funds.

The PROs have no maturity date and are not redeemable at the option of the holders at any time. The Company has the option to redeem the securities on or after 30 September 2031 or on any interest payment date thereafter or at any time on the occurrence of certain events. No redemption of the PROs may be made by the Company without the prior consent of the UK Financial Services Authority.

Interest on the PROs is payable semi-annually in arrears at a fixed rate of 7.648% per annum until 30 September 2031 and thereafter quarterly in arrears at a variable rate of 2.5% per annum above three month dollar LIBOR. The Company can satisfy interest payment obligations by issuing ordinary shares to appointed Trustees in an amount intended to be sufficient to enable them, on selling these shares, to settle the interest payment.

Movements in perpetual securities during the year were as follows:

                                                                       (pound)m

    Perpetual regulatory securities issued during the year                  823
    Currency translation adjustments                                         (3)
    Accrued interest                                                         15
                                                                       --------
    At 31 December 2001                                                     835
                                                                       --------

Non-equity shareholders' funds comprise:

                                                               31 December
                                                       -------------------------
                                                               2001         2000
                                                       ------------  -----------
                                                           (pound)m     (pound)m

  Non-cumulative preference shares of US$0.01                 1,805        1,492
  Non-cumulative convertible preference shares of
    US$0.01                                                   1,298        1,257
  Non-cumulative convertible preference shares of
    (euro)0.01                                                  455          463
  Non-cumulative convertible preference shares of
   (pound)0.25                                                  600          600
  Non-cumulative convertible preference shares of
  (pound)0.01                                                   195          195
  Cumulative preference shares of(pound)1                         1            1
                                                           --------     --------
  Total preference shares                                     4,354        4,008
  Perpetual regulatory securities                               835            -
  Additional Value Shares of(pound)0.01                          27           27
                                                           --------     --------
                                                              5,216        4,035
                                                           --------     --------

36.  Lease commitments

The annual rental commitments of the Group under non-cancellable operating leases were as follows:

                                              31 December 2001               31 December 2000
                                           ------------------------------------------------------
                                           Premises      Equipment        Premises      Equipment
                                           --------      ---------        ---------     ---------
                                           (pound)m       (pound)m        (pound)m       (pound)m
  Expiring within one year                       16             2              13              3
  Expiring between one and five years            49             9              38              8
  Expiring after five years                     183             2             154              1
                                           --------      --------        --------       --------
                                                248            13             205             12
                                           --------      --------        --------       --------

37.  Analysis of Group total assets and liabilities

                                                                31 December
                                                           ---------------------
                                                               2001         2000
                                                               ----         ----
                                                           (pound)m     (pound)m
  Assets:
  Denominated in sterling                                   204,690      186,065
  Denominated in currencies other than sterling             164,092      133,939
                                                           --------    ---------
                                                            368,782      320,004
                                                           --------    ---------
  Liabilities:
  Denominated in sterling                                   205,031      181,759
  Denominated in currencies other than sterling             163,751      138,245
                                                           --------    ---------
                                                            368,782      320,004
                                                           --------    ---------

38.  Derivatives

In the normal course of business, the Group enters into a variety of derivative transactions principally in the foreign exchange and interest rate markets. These are used to provide financial services to customers and to take, hedge and modify positions as part of trading activities. Derivatives are also used to hedge or modify risk exposures arising on the balance sheet from a variety of activities including lending and securities investment.

The principal types of derivative contracts into which the Group enters are described below.

Swaps
These are over-the-counter ("OTC") agreements between two parties to exchange periodic payments of interest, or payments for the change in value of a commodity, or related index, over a set period based on notional principal amounts. The Group enters into swap transactions in several markets. Interest rate swaps exchange fixed rates for floating rates of interest based on notional amounts. Basis swaps exchange floating or fixed interest calculated using different bases. Cross currency swaps are the exchange of interest based on notional values of different currencies. Equity and commodity swaps exchange interest for the return on an equity or commodity, or equity or commodity index.

Options
Currency and interest rate options confer the right, but not the obligation, on the buyer to receive or pay a specific quantity of an asset or financial instrument for a specified price at or before a specified date. Options may be exchange traded or OTC agreements. The Group principally buys and sells currency and interest rate options.

Futures and forwards
Short-term interest rate futures, bond futures and forward foreign exchange contracts are all agreements to deliver, or take delivery of, a specified amount of an asset or financial instrument based on the specified rate, price or index applied against the underlying asset or financial instrument, at a specified date. Futures are exchange traded at standardised amounts of the underlying asset or financial instrument. Forward contracts are OTC agreements and are principally dealt in by the Group in interest rates as forward rate agreements and in currency as forward foreign exchange contracts.

Collateral
The Group may require collateral in respect of the credit risk in derivative transactions. The amount of credit risk is principally the positive fair value of contracts. Collateral may be in the form of cash or in the form of a lien over a customer's assets entitling the Group to make a claim for current and future liabilities.

Maturity of replacement cost of over-the-counter contracts (trading and non-trading)

Replacement cost indicates the Group's derivatives credit exposure. The following table sets forth the gross positive fair values by maturity. The net replacement cost of internal trades is not included as there is no credit risk associated with them.

                                                 31 December 2001                          31 December 2000
                                      --------------------------------------------------------------------------------------
                                                    One to      Over                             One to      Over
                                         Within       five      five                  Within       five      five
                                       one year      years     years      Total     one year      years     years      Total
                                       --------      -----     -----      -----     --------      -----      ----      -----
                                       (pound)m   (pound)m  (pound)m   (pound)m     (pound)m   (pound)m  (pound)m   (pound)m
 Before netting:
 Exchange rate contracts                 10,146      2,083       409     12,638       12,651      1,870       463     14,984
 Interest rate contracts                 10,055     16,846     9,952     36,853        4,510     10,426     7,797     22,733
 Equity and commodity contracts              52        134         2        188           63         45         2        110
                                      ---------   --------  --------    -------     --------   --------  --------   --------
                                         20,253     19,063    10,363     49,679       17,224     12,341     8,262     37,827
                                      ---------   --------  --------    -------     --------   --------  --------   --------

 Banks and investment firms                                              39,613                                       31,013
 Others                                                                  10,066                                        6,814
                                                                       ---------                                    --------
                                                                         49,679                                       37,827
                                                                       ---------                                    --------

At 31 December 2001, the potential credit risk exposure, which is after netting and allowing for collateral received, of the Group's trading and non-trading derivatives was (pound)5,480 million to banks and investment firms and (pound)4,064 million to other counterparties.

Exchange traded contracts are excluded from the above table. Such contracts generally involve lower credit risk than OTC contracts as they are cleared through exchanges that require margin from participants and the daily settlement of gains and losses.

Trading derivatives

The following table shows the fair values of instruments in the derivatives trading portfolio:

                                                                     31 December 2001             31 December 2000
                                                                 ------------------------    -------------------------
                                                                 End of period fair value     End of period fair value
                                                                 ------------------------    --------------------------
                                                                      Assets  Liabilities          Assets  Liabilities
                                                                      ------  -----------          ------  -----------
                                                                    (pound)m     (pound)m        (pound)m     (pound)m
 Exchange rate contracts:
 Spot, forwards and futures                                            7,271        7,086          10,159       10,277
 Currency swaps                                                        2,439        2,452           2,258        2,507
 Options purchased                                                     2,876            -           2,511            -
 Options written                                                           -        3,057               -        2,526
                                                                 -----------  -----------    ------------  -----------
                                                                      12,586       12,595          14,928       15,310
                                                                 -----------  -----------    ------------  -----------
 Interest rate contracts:
 Interest rate swaps                                                  33,186       33,415          20,154       21,767
 Options purchased                                                     2,858            -           1,960            -
 Options written                                                           -        2,820               -        1,952
 Futures and forwards                                                    594          616             455          438
                                                                 -----------  -----------    ------------  -----------
                                                                      36,638       36,851          22,569       24,157
                                                                 -----------  -----------    ------------  -----------

 Equity and commodity contracts                                          472          475              95           95
                                                                 -----------  -----------    ------------  -----------

                                                                      49,696       49,921          37,592       39,562
 Netting                                                             (38,846)     (38,846)        (27,293)     (27,293)
                                                                 -----------  -----------    ------------  -----------
                                                                      10,850       11,075          10,299       12,269
                                                                 -----------  -----------    ------------  -----------

 Average fair values (before netting):
 Exchange rate contracts                                              13,781       14,079           7,962        8,176
 Interest rate contracts                                              30,203       30,862          11,157       12,071
 Equity and commodity contracts                                          244          262             107          134
                                                                 -----------  -----------    ------------  -----------
                                                                      44,228       45,203          19,226       20,381
                                                                 -----------  -----------    ------------  -----------

Gains and losses on exchange traded contracts subject to daily margining requirements are settled daily. The fair value of such contracts included above reflects the last day's variation margin.

The following table analyses, by maturity and contract type, the notional principal amounts of the Group's trading derivatives:

                                                  31 December 2001                             31 December 2000
                                      -----------------------------------------   ------------------------------------------
                                                    One to      Over                            One to       Over
                                          Within      five      five                 Within       five       five
                                        one year     years     years      Total    one year      years      years      Total
                                      ----------    ------     -----     ------   ---------     ------     -----       -----
                                      (pound)bn  (pound)bn (pound)bn  (pound)bn   (pound)bn  (pound)bn  (pound)bn  (pound)bn
  Exchange rate contracts:
  Spot, forwards and futures               464.7      20.3       0.3      485.3       468.3       22.0        0.1      490.4
  Currency swaps                            45.3      38.7      14.6       98.6        27.3       27.6       11.7       66.6
  Options purchased                        100.7       5.0       0.1      105.8        85.8        4.5        0.1       90.4
  Options written                           95.1       3.7       0.1       98.9        83.6        3.3        0.1       87.0
                                        --------   -------   -------    -------    --------    -------    -------    --------
                                           705.8      67.7      15.1      788.6       665.0       57.4       12.0      734.4
                                        --------   -------   -------    -------    --------    -------    -------    --------
  Interest rate contracts:
  Interest rate swaps                      925.8     998.0     387.3    2,311.1       878.9      763.5      300.9    1,943.3
  Options purchased                         86.7      89.4      47.2      223.3        59.9       79.7       40.3      179.9
  Options written                           61.2      94.8      47.4      203.4        27.5       78.3       38.6      144.4
  Futures and forwards                     717.7     203.1       0.1      920.9       523.1      223.9        1.0      748.0
                                        --------   -------   -------    -------    --------    -------    -------    --------
                                         1,791.4   1,385.3     482.0    3,658.7     1,489.4    1,145.4      380.8    3,015.6
                                        --------   -------   -------    -------    --------    -------    -------    --------

  Equity and commodity contracts            14.8       3.8         -       18.6         0.8        0.3          -        1.1
                                        --------   -------   -------    -------    --------    -------    -------    --------

Non-trading derivatives

The Group establishes non-trading derivatives positions externally with third parties and also internally. It should be noted that the following tables include the components of the internal hedging programme that transfers risks to the trading portfolios in the Group or to external third party participants in the derivatives markets.

The following table summarises the fair values and book values of derivatives held for non-trading activities and includes internal trades:

                                                  31 December 2001                         31 December 2000
                                       ---------------------------------------   -------------------------------------
                                            Fair value         Book value           Fair value          Book value
                                            ----------         ----------           ----------          ----------
                                        Positive  Negative  Positive  Negative   Positive Negative  Positive  Negative
                                        --------  --------  --------  --------   -------- --------  --------  --------
                                        (pound)m  (pound)m  (pound)m  (pound)m   (pound)m (pound)m  (pound)m  (pound)m
  Exchange rate contracts:
  Spot, forwards and futures                  57        53        27        32         50       56        34        19
  Currency swaps and options                 134       122       114       101        138       91       142        45
                                        --------  --------  --------  --------   --------  -------   -------  --------
                                             191       175       141       133        188      147       176        64
                                        --------  --------  --------  --------   --------  -------   -------  --------
  Interest rate contracts:
  Interest rate swaps                      1,836     2,078       690       771      1,534    1,559       941     1,044
  Futures, forwards and options               10         6         -         -          7        2         -         -
                                        --------  --------  --------  --------   --------  -------   -------  --------
                                           1,846     2,084       690       771      1,541    1,561       941     1,044
                                        --------  --------  --------  --------   --------  -------   -------  --------

  Equity and commodity contracts              21        15        21        15         15       19        15        19
                                        --------  --------  --------  --------   --------  -------   -------  --------

  Total                                    2,058     2,274       852       919      1,744    1,727     1,132     1,127
                                        --------  --------  --------  --------   --------  -------   -------  --------

The following table analyses, by maturity and contract type, the notional principal amounts of the Group's non-trading derivatives (third party and internal):

                                                  31 December 2001                             31 December 2000
                                      -----------------------------------------   ------------------------------------------
                                                    One to      Over                            One to       Over
                                          Within      five      five                 Within       five       five
                                        one year     years     years      Total    one year      years      years      Total
                                      ----------    ------     -----     ------   ---------     ------     -----       -----
                                      (pound)bn  (pound)bn (pound)bn  (pound)bn   (pound)bn  (pound)bn  (pound)bn  (pound)bn
  Exchange rate contracts:
  Spot, forwards and futures                 8.5       0.1       -          8.6         4.2          -          -        4.2
  Currency swaps and options                 2.4       1.5       1.4        5.3         1.5        1.8        1.6        4.9
                                        --------  --------  --------   --------    --------   --------   --------   --------
                                            10.9       1.6       1.4       13.9         5.7        1.8        1.6        9.1
                                        --------  --------  --------   --------    --------   --------   --------   --------
  Interest rate contracts:
  Interest rate swaps                       34.9      45.5      26.7      107.1        34.7       49.7       22.7      107.1
  Futures, forwards and options              0.9       0.7       -          1.6         2.8        0.7          -        3.5
                                        --------  --------  --------   --------    --------   --------   --------   --------
                                            35.8      46.2      26.7      108.7        37.5       50.4       22.7      110.6
                                        --------  --------  --------   --------    --------   --------   --------   --------
  Equity and commodity contracts             0.2       0.6         -        0.8         0.3        0.6          -        0.9
                                        --------  --------  --------   --------    --------   --------   --------   --------


39.  Financial instruments

The Group's objectives and policies in managing the risks that arise in connection with the use of financial instruments are set out under 'Risk management' on pages 117 to 126, 'Financial Instruments' on page 126 and 'Derivatives' on page 127.

Interest rate sensitivity gap

The tables below summarise the Group's interest rate sensitivity gap for its non-trading book at 31 December 2001 and 31 December 2000. The tables show the contractual re-pricing for each category of asset, liability and for off-balance sheet items. A liability (or negative) gap position exists when liabilities reprice more quickly or in greater proportion than assets during a given period and tends to benefit net interest income in a declining interest rate environment. An asset (or positive) gap position exists when assets reprice more quickly or in greater proportion than liabilities during a given period and tends to benefit net interest income in a rising interest rate environment. Contractual repricing terms do not reflect the potential impact of early repayment or withdrawal. Positions may not be reflective of those in subsequent periods. Major changes in positions can be made promptly as market outlooks change. In addition, significant variations in interest rate sensitivity may exist within the re-pricing periods presented and among the currencies in which the Group has interest rate positions.

                                                     After       After     After 1               Non-
 At 31 December 2001                              3 months    6 months    year but             interest  Banking  Trading
                                        Within  but within  but within      within     After    bearing     book     book
                                      3 months    6 months      1 year     5 years   5 years      funds    total    total      Total
                                      -------- -----------  ----------    --------  --------  --------- --------  --------  --------
                                      (pound)m    (pound)m    (pound)m    (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m
 Assets
 Loans and advances to banks            16,865       2,381       2,184          16        42        191   21,679   16,834     38,513
 Loans and advances to customers       122,258      11,514       7,263      26,055     8,943      2,443  178,476   12,016    190,492
 Treasury bills and debt securities     16,401       2,359       2,727       9,891     4,931          -   36,309   37,867     74,176
 Other assets                                -           -           -           -         -     47,963   47,963   17,638     65,601
                                      -------- -----------  ----------    --------  --------  --------- --------  --------  --------
 Total assets                          155,524      16,254      12,174      35,962    13,916     50,597  284,427   84,355    368,782
                                      -------- -----------  ----------    --------  --------  --------- --------  --------  --------

 Liabilities
 Deposits by banks                      24,138       1,988         620         675       561        902   28,884   11,154     40,038
 Customer accounts                     147,428       3,938       2,767       2,822       326     25,777  183,058   15,937    198,995
 Debt securities in issue               16,412       5,882       4,477       3,126       772          -   30,669        -     30,669
 Subordinated liabilities                2,941         517           -       1,736     6,444          -   11,638       72     11,710
 Other liabilities                          10          11          22          38       124     25,570   25,775   33,975     59,750
 Shareholders' funds                         -             -         -           -         -     26,218   26,218    1,402     27,620
 Internal funding of trading
   business                            (20,804)       (903)        (95)          -         -        (13) (21,815)  21,815          -
                                      -------- -----------  ----------    --------  --------  --------- --------  --------  --------
 Total liabilities                     170,125      11,433       7,791       8,397     8,227     78,454  284,427   84,355    368,782
                                      -------- -----------  ----------    --------  --------  --------- --------  --------  --------
 Off-balance sheet items                (3,402)     (5,757)        827        (885)    9,217          -
                                      -------- -----------  ----------    --------  --------  ---------
 Interest rate sensitivity gap         (18,003)       (936)      5,210      26,680    14,906    (27,857)
                                      -------- -----------  ----------    --------  --------  ---------
 Cumulative interest rate
  sensitivity gap                      (18,003)    (18,939)    (13,729)     12,951    27,857
                                      -------- -----------  ----------    --------  --------

                                                     After       After       After               Non-
 At 31 December 2000                              3 months    6 months  1 year but             interest  Banking  Trading
                                        Within  but within  but within      within     After    bearing     book     book
                                      3 months    6 months      1 year     5 years   5 years      funds    total    total      Total
                                      --------  ----------  ----------  ----------  --------  --------- --------  --------  --------
                                      (pound)m    (pound)m    (pound)m    (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m
 Assets
 Loans and advances to banks            14,238       2,668       2,436         331        45        296   20,014   12,047     32,061
 Loans and advances to customers       103,911       8,904       5,391      25,216     9,546      1,486  154,454   13,622    168,076
 Treasury bills and debt securities     14,958       2,802       2,189       4,670     3,406          -   28,025   33,080     61,105
 Other assets                                -           -           -           -         -     45,038   45,038   13,724     58,762
                                      --------  ----------  ----------  ----------  --------  --------- --------  --------  --------
 Total assets                          133,107      14,374      10,016      30,217    12,997     46,820  247,531   72,473    320,004
                                      --------  ----------  ----------  ----------  --------  --------- --------  --------  --------

 Liabilities
 Deposits by banks                      25,811         766         146          68       235        723   27,749    7,381     35,130
 Customer accounts                     125,963       3,112       3,020       2,812       298     24,390  159,595   17,707    177,302
 Debt securities in issue               12,572       1,718       1,200       2,768     1,149          -   19,407        -     19,407
 Subordinated liabilities                2,687         101         503       1,336     5,744          -   10,371       65     10,436
 Other liabilities                         135          20         100          33        86     24,614   24,988   29,625     54,613
 Shareholders' funds                         -           -           -           -         -     22,168   22,168      948     23,116
 Internal funding of trading business  (15,745)       (941)          -           -         -        (61) (16,747)  16,747         -
                                      --------  ----------  ----------  ----------  --------  --------- --------  --------  --------
 Total liabilities                     151,423       4,776       4,969       7,017     7,512     71,834  247,531   72,473    320,004
                                      --------  ----------  ----------  ----------  --------  --------- --------  --------  --------
 Off-balance sheet items                (2,225)      2,627       1,112      (7,865)    6,351          -
                                      --------  ----------  ----------  ----------  --------  ---------
 Interest rate sensitivity gap         (20,541)     12,225       6,159      15,335    11,836    (25,014)
                                      --------  ----------  ----------  ----------  --------  ---------
 Cumulative interest rate sensitivity
   gap                                 (20,541)     (8,316)     (2,157)     13,178    25,014
                                      --------  ----------  ----------  ----------  --------

The tables do not indicate the effect of interest rate options used by the Group to hedge its own positions. At 31 December 2001, the Group had non-trading interest rate options purchased outstanding with a principal amount of (pound)716 million (31 December 2000 - (pound)610 million) and interest rate options written with a principal amount of (pound)7 million (31 December 2000 - (pound)7 million).

Currency risk

The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investment in overseas subsidiary and associated undertakings and their related funding.

The Group's structural currency exposures were as follows:


                                                       31 December 2001                       31 December 2000
                                             -------------------------------------- -------------------------------------
                                                              Foreign                               Foreign
                                                     Net     currency  Structural           Net    currency  Structural
                                             investments   borrowings     foreign   investments  borrowings     foreign
                                             in overseas  hedging net    currency   in overseas hedging net    currency
                                              operations  investments   exposures    operations investments   exposures
                                             -----------  -----------  ----------   ----------- -----------   ---------
                                                (pound)m     (pound)m    (pound)m      (pound)m    (pound)m    (pound)m

  US dollar                                        5,207        5,162          45         2,426       2,354          72
  Euro                                               797          242         555           782         224         558
  Swiss franc                                        250          243           7           201         193           8
  Other non-sterling                                  61           46          15            86          83           3
                                             -----------  -----------  ----------   ----------- -----------  ----------
  Total                                            6,315        5,693         622         3,495       2,854         641
                                             -----------  -----------  ----------   ----------- -----------  ----------

Trading book market risk

An explanation of the value-at-risk ("VaR") methodology of estimating potential losses arising from the Group's exposure to market risk in its trading book and the main assumptions and parameters underlying it is given on page 119.

The following table analyses the VaR for the Group's trading portfolios by type of market risk exposure at the period end and as an average for the period and the maximum and minimum for the period:

                                         Year ended 31 December 2001                    Year ended 31 December 2000
                          31 December   -----------------------------   31 December    ------------------------------
                                 2001    Maximum    Minimum   Average          2000     Maximum    Minimum    Average
                          -----------    -------    -------   -------   -----------    --------    -------   --------
                             (pound)m   (pound)m   (pound)m  (pound)m      (pound)m    (pound)m   (pound)m   (pound)m
 Interest rate                    7.9       15.4        7.7      11.1           9.4        11.7        1.0       8.0
 Currency                         0.4        2.6        0.3       1.1           1.0         3.1        0.2       1.4
 Equity                           0.4        1.6        0.3       0.5           0.9         0.9          -       0.2
 Diversification effects         (0.5)                                         (1.5)
                             --------                                      --------
 Total                            8.2       15.6        7.7      11.3           9.8        12.4        1.2       8.3
                             ---------  --------   --------  --------      --------    --------   --------   -------

Fair values of financial instruments

The following tables set out the fair values of the Group's financial instruments. Fair value is the amount at which an instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgements covering prepayments, credit risk and discount rates. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale; nor are there plans to settle liabilities prior to contractual maturity. As there is a wide range of valuation techniques, it may be inappropriate to compare the Group's fair value information to independent markets or other financial institutions' fair value.

                                                                       31 December 2001         31 December 2000
                                                                     --------------------     ---------------------
                                                                     Carrying        Fair     Carrying         Fair
                                                                       amount       value       amount        value
                                                                     --------    --------     --------    ---------
  Trading business                                          Note     (pound)m    (pound)m     (pound)m    (pound)m
  Assets
  Treasury bills and other eligible bills                    (1)        8,199       8,199        2,837       2,837
  Loans and advances to banks and customers                  (1)       28,850      28,850       25,669      25,669
  Debt securities                                            (1)       29,668      29,668       30,243      30,243
  Equity shares                                              (1)           12          12            6           6
  Derivatives                                                (2)       10,850      10,850       10,299      10,299

  Liabilities
  Deposits by banks and customer accounts                    (3)       27,091      27,091       25,088      25,088
  Short positions in securities                              (1)       14,622      14,622       12,801      12,801
  Subordinated loan capital                                  (1)           72          72           65          65
  Derivatives                                                (2)       11,075      11,075       12,269      12,269

  Banking business
  Assets
  Cash and balances at central banks                         (1)        3,093       3,093        3,049       3,049
  Items in the course of collection from other banks         (1)        3,288       3,288        2,961       2,961
  Treasury bills and other eligible bills                    (1)        1,937       1,937          479         479
  Loans and advances to banks and customers                  (4)      200,155     200,811      174,468     174,938
  Debt securities                                            (5)       34,372      34,370       27,546      27,540
  Equity shares                                              (5)        1,545       1,809        1,547       2,204
  Derivatives - net                                          (2)          (67)       (216)           5          17

  Liabilities
  Items in the course of transmission to other banks         (1)        2,109       2,109        1,707       1,707
  Deposits by banks and customer accounts                    (3)      211,942     212,079      187,344     187,349
  Debt securities in issue                                   (6)       30,669      30,933       19,407      19,457
  Subordinated loan capital                                  (7)       11,638      12,072       10,371      10,420
  Non-equity minority interests                              (7)          580         632          580         621
  Non-equity shareholders' funds                             (7)        5,216       7,625        4,035       6,312


Notes:
1 Financial assets and financial liabilities carried at fair value or where carrying value approximates to fair value because they are of short maturity or repricing date.
2 Fair values of derivatives are determined by market prices where available. Otherwise fair value is based on current market information using appropriate valuation models.
3 The fair value of deposits repayable on demand is equal to their carrying value. The fair values of term deposits and time certificates of deposit are estimated by discounting expected future cash flows using rates currently offered for deposits of similar remaining maturities.
4 For loans which reprice frequently or are linked to the Group's base rate, and for which there has been no significant change in credit risk since inception, carrying value represents a reasonable estimate of fair value. For other loans, fair values are estimated by discounting expected future cash flows, using current interest rates appropriate to the type of loan, and making adjustments for credit risk.
5 Fair values of marketable securities are based on quoted market prices. Where these are unavailable, fair value is estimated using other valuation techniques.
6 The fair value of short-term debt securities in issue is approximately equal to their carrying value. The fair value of other debt securities in issue is based on quoted market prices where available, or where these are unavailable, is estimated using other valuation techniques.
7 The fair value of loan capital, non-equity minority interests and preference shares is based on quoted market prices where available. For unquoted loan capital, fair value has been estimated using other valuation techniques.
8 Fair values are not given for financial commitments and contingent liabilities. The diversity of the fee structures, the lack of an established market and the difficulty of separating the value of the instruments from the value of the overall relationship involve such uncertainty that it is not meaningful to provide an estimate of their fair value. (The principal amounts of these instruments are given in Note 40).

Hedges

As described in the accounting policies on pages 138 and 139, derivatives and debt securities held for hedging purposes are accounted for in accordance with the treatment of the hedged transaction. As a result any gains or losses on the hedging instrument arising from changes in fair values are not recognised in the profit and loss account immediately but are accounted for in the same manner as the hedged item.


                                                                          Year ended              15 months ended
                                                                       31 December 2001           31 December 2000
                                                                  -------------------------   -----------------------
                                                                   Unrecognised    Deferred   Unrecognised   Deferred
                                                                      gains and   gains and      gains and  gains and
                                                                         losses      losses         losses     losses
                                                                  -------------   ---------   ------------  ---------
                                                                       (pound)m    (pound)m       (pound)m   (pound)m
 At beginning of period
 -  gains                                                                   759         124             57        133
 -  losses                                                                 (725)        (35)          (238)       (18)
                                                                  -------------   ---------   ------------  ---------
                                                                             34          89           (181)       115
 Recognised gains that arose in previous periods                           (161)        (18)           (21)       (15)
 Recognised losses that arose in previous periods                           194           7            109          2
 Unrecognised gains and losses arising in the period                       (189)          -            126          -
 Unrecognised gains and losses deferred in the period                        (6)          6              1        (13)
                                                                  -------------   ---------   ------------  ---------
 At 31 December                                                            (128)         84             34         89
                                                                  -------------   ---------   ------------  ---------

 Of which  - gains                                                        1,201         148            759        124
           - losses                                                      (1,329)        (64)          (725)       (35)
                                                                  -------------   ---------   ------------  ---------
                                                                           (128)         84             34         89
                                                                  -------------   ---------   ------------  ---------

 Gains expected to be recognised in the year to 31 December 2002
    (year to 31 December 2001)                                              273          35            156         17
 Gains expected to be recognised in the year to 31 December 2003
    or later (year to 31 December 2002 or later)                            928         113            603        107
                                                                  -------------   ---------   ------------  ---------
                                                                          1,201         148            759        124
                                                                  -------------   ---------   ------------  ---------

 Losses expected to be recognised in the year to 31 December 2002
    (year to 31 December 2001)                                             (310)       (22)          (182)         (7)
 Losses expected to be recognised in the year to 31 December 2003
    or later (year to 31 December 2002 or later)                         (1,019)       (42)          (543)        (28)
                                                                  -------------   ---------   ------------  ---------
                                                                         (1,329)       (64)          (725)        (35)
                                                                  -------------   ---------   ------------  ---------


40.  Memorandum items

Contingent liabilities and commitments
The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group's expectation of future losses.


                                                                                                 31 December
                                                                                     ---------------------------------
                                                                                              2001             2000
                                                                                              ----             ----
                                                                                          (pound)m         (pound)m

 Contingent liabilities:
 Acceptances and endorsements                                                                2,814              830
 Guarantees and assets pledged as collateral security                                        4,653            3,506
 Other contingent liabilities                                                                6,106            6,335
                                                                                    --------------    -------------
                                                                                            13,573           10,671
                                                                                    --------------    -------------
 Commitments:
 Documentary credits and other short-term trade related transactions                         2,107            1,495
 Undrawn formal standby facilities, credit lines and other commitments to lend
 -  less than one year                                                                      93,324           70,128
 -  one year and over                                                                       29,502           22,345
 Other commitments                                                                             338              463
                                                                                    --------------    -------------
                                                                                           125,271           94,431
                                                                                    --------------    -------------


Acceptances are obligations to pay on maturity the face value of a bill of exchange to a third party. Most acceptances are short-term and extend for one year or less. By endorsing a document, the Group accepts liability for payment if it is dishonoured.

Documentary credits are commercial letters of credit providing for payment by the Group to a named beneficiary against delivery of specified documents.

Commitments to lend include commitments which are unconditionally cancellable and agreements to lend to a customer so long as all conditions established in the loan agreement have been satisfied or waived. A substantial proportion of the Group's loans is by way of overdrafts. Unutilised overdraft facilities constitute commitments to lend which, although unconditionally cancellable, are normally granted for a specific period of time. Unutilised overdraft facilities are included in commitments to lend.

Other commitments and contingent obligations usually have fixed expiry dates or other termination clauses.

Banking commitments and contingent obligations which have been entered into on behalf of customers and for which there are corresponding obligations by customers are not included in assets and liabilities. The Group's maximum exposure to credit loss, in the event of non-performance by the other party where all counterclaims, collateral or security prove valueless, is represented by the contractual notional amount of those instruments. Many commitments are expected to expire without being drawn and do not necessarily represent future cash requirements.

Litigation Members of the Group are engaged in litigation in the United Kingdom and a number of overseas jurisdictions, including the US, involving claims by and against them which arise in the ordinary course of business. The directors of the Company, after reviewing the claims pending and threatened against Group undertakings and taking into account the advice of the relevant legal advisers, are satisfied that the outcome of these claims will not have a material adverse effect on the net assets of the Group.

41.  Acquisitions

Acquisitions during the year

The acquisitions made by the Group during the year ended 31 December 2001 are set out below. All acquisitions have been accounted for using acquisition accounting principles.

(a)   Acquisition from Mellon Financial Corporation

On 1 December 2001, Citizens completed the acquisition of the regional retail and commercial banking operations of Mellon Financial Corporation for a cash consideration of approximately US$2.2 billion.

The provisional fair values of the assets and liabilities acquired at the date of acquisition, and the consideration paid, are shown in the table below:


                                                           Book value                 Accounting
                                                        of net assets                     policy    Fair value
                                                             acquired  Revaluations   alignments  to the Group
                                                         ------------  ------------   ----------- ------------
                                                             (pound)m     (pound)m      (pound)m      (pound)m

Cash and balances at central banks                                138            -             -           138
Loans and advances to banks                                     5,305            -             -         5,305
Loans and advances to customers                                 4,535          (68)          (38)        4,429
Tangible fixed assets                                              81            -             -            81
Other assets                                                       50            -             -            50

Customer accounts                                             (10,095)         (14)            -       (10,109)
Other liabilities                                                 (14)          15            14            15
                                                         ------------  ------------   ----------- ------------
Net liabilities acquired                                            -          (67)          (24)          (91)
                                                         ------------  ------------   -----------
Goodwill                                                                                                 1,655
                                                                                                 -------------
Total consideration                                                                                      1,564
                                                                                                 -------------

Satisfied by:
Payment of cash                                                                                          1,535
Fees and expenses relating to the acquisition                                                               29
                                                                                                 -------------
                                                                                                         1,564
                                                                                                 -------------

Notes:
(1) Revaluations reflect the restatement of loans and deposits to their estimated fair values at the date of acquisition, and the related tax effect.
(2) Accounting policy alignments reflect the adoption of Group accounting policies in respect of provisioning for loans and advances, together with the related tax effects.
(3) The goodwill arising on acquisition is being amortised over its estimated economic life of 20 years, resulting in a charge of US$118 million ((pound)83 million) per annum.

The estimated contribution (excluding the funding cost associated with the acquisition and a notional benefit of equity) to the Group's results for the year ended 31 December 2001 is shown below:

                                                             Month ended
                                                        31 December 2001
                                                        ----------------

                                                                (pound)m

Net interest income                                                   21
Non-interest income                                                    9
                                                        ----------------
Total income                                                          30
Operating expenses                                                   (24)
                                                        ----------------
Operating profit                                                       6
Goodwill amortisation                                                 (7)
                                                        ----------------
Contribution                                                          (1)
                                                        ----------------


The contribution above is after charging goodwill amortisation and includes the post-acquisition effect of fair value adjustments.

As the acquisition consists of a portfolio of assets and liabilities which were not a discrete segment of Mellon Financial Corporation's banking operations, no pre-acquisition results are available.

(b)  Other acquisitions

On 27 July 2001, RBS plc acquired from its joint venture partners, the 50% interest in the Virgin One business which it did not previously own, for a consideration of (pound)100 million.

On 3 August 2001, RBS plc completed the acquisition of International Aviation Management (CI) Ltd. for a cash consideration of (pound)16 million.

On 24 September 2001, RBS plc completed the acquisition of Euro Sales Finance plc for a cash consideration of (pound)70 million.

On 28 September 2001, Direct Line completed the acquisition of the European motor insurance businesses in Germany and Italy of AllState Corporation for a cash consideration of US$20 million.

The provisional fair values of the assets and liabilities acquired at the dates of acquisition, and the consideration paid for these acquisitions in aggregate were as follows:


                                                     Book value
                                                  of net assets       Fair value          Fair value
                                                       acquired      adjustments        to the Group
                                                  -------------      -----------        ------------
                                                       (pound)m         (pound)m            (pound)m

Cash and balances at central banks                           18                -                  18
Treasury bills and eligible bills                            24                -                  24
Loans and advances to customers                             358              (18)                340
Intangible fixed assets                                       6               (6)                  -
Tangible fixed assets                                        11               (6)                  5
Other assets                                                 20                6                  26

Deposits by banks                                          (304)               -                (304)
Other liabilities                                           (52)              (4)                (56)
Minority interests                                            6                -                   6
                                                  -------------      -----------        ------------
Net assets acquired                                          87              (28)                 59
                                                  -------------      -----------
Goodwill                                                                                         147
                                                                                        ------------
Total consideration                                                                              206
                                                                                        ------------

Satisfied by:
Payment of cash                                                                                  199
Fees and expenses relating to the acquisitions                                                     7
                                                                                        ------------
                                                                                                 206
                                                                                        ------------

Fair value adjustments represent principally the revaluation of loans, and tangible and intangible assets, to their estimated market values at the date of acquisition together with the related tax effects.

The estimated contribution before funding costs of the acquisitions is shown below:


                                                    Year ended
                                                   31 December
                                                          2001*
                                                          ----
                                                      (pound)m

Total income                                                18
Operating expenses                                         (29)
                                                    ----------
Operating loss                                             (11)
Goodwill amortisation                                       (3)
                                                    ----------
Contribution                                               (14)
                                                    ----------


*     from the dates of acquisition.

The contribution above is after charging goodwill amortisation and includes the post-acquisition effect of fair value adjustments.

National Westminster Bank Plc and its subsidiaries

The Group acquired NatWest on 6 March 2000. Estimated fair values were assigned to the assets and liabilities of NatWest for inclusion in the Group's 2000 financial statements. Final adjustments, shown in the table below, to those provisional fair values have now been made. As a result, goodwill on acquisition has increased by (pound)93 million to (pound)11,483 million.


                                                                   Fair value as
                                                                   stated in the
                                                                            2000   Final fair              Fair value
                                                                       financial        value                  to the
                                                                      statements  adjustments       Notes       Group
                                                                    ------------  -----------   ---------  ----------
                                                                        (pound)m     (pound)m                (pound)m

  Cash and balances at central banks and items in the course of
     collection                                                            3,680            -                   3,680
  Treasury and other eligible bills                                        2,736            -                   2,736
  Loans and advances to banks                                             32,927            -                  32,927
  Loans and advances to customers                                         89,213         (139)        (1)      89,074
  Debt securities                                                         37,905          (11)        (1)      37,894
  Equity shares                                                              450           (4)        (1)         446
  Tangible fixed assets                                                    3,544          (24)        (1)       3,520
  Other assets                                                            23,426           (7)        (1)      23,419
  Subsidiaries held for resale                                             1,243            -                   1,243

  Deposits by banks and items in the course of transmission              (26,607)           -                 (26,607)
  Customer accounts                                                      (97,987)           -                 (97,987)
  Debt securities in issue                                               (10,309)           -                 (10,309)
  Other liabilities                                                      (43,249)          92   (1),(2),(3)   (43,157)
  Subordinated liabilities                                                (6,900)           -                  (6,900)
  Preference shares                                                         (475)           -                    (475)
                                                                    ------------  -----------   ---------  ----------
  Net assets                                                               9,597          (93)                  9,504

  Goodwill                                                                11,390                               11,483
                                                                    ------------                         ------------
  Consideration paid                                                      20,987                               20,987
                                                                    ------------                         ------------


Notes:
(1) Revaluations - adjustments have been made to the fair values assigned provisionally to NatWest's financial instruments and its property portfolio in the light of further detailed reviews. As a result, the fair values of certain asset and liability categories detailed above have been reduced.
(2) Accounting policy alignments - application of Group accounting policy in respect of insurance commissions following additional analysis of historic customer behaviour increased Other liabilities by (pound)9 million.
(3) Other adjustments - changes to provisions recognised in 2000 as further evidence became available about conditions at the date of acquisition decreased Other liabilities by (pound)53 million.

42. Reconciliation of operating profit to net cash inflow from operating activities

--------------------------------------------------------------------------------------------------------------------------------

                                                                15 months                          3 months
                                             Year ended             ended        Year ended           ended      Year ended
                                            31 December       31 December       31 December     31 December    30 September
                                                   2001              2000              2000            1999            1999
                                                   ----              ----              ----            ----            ----
                                               (pound)m          (pound)m          (pound)m        (pound)m        (pound)m

Operating profit                                  4,275             3,273             2,970             303           1,211
Decrease/(increase) in prepayments and
  accrued income                                    486            (1,151)           (1,122)            (29)            (87)
Interest on subordinated liabilities                651               750               687              63             251
Increase in accruals and deferred income            475             2,236             2,044             192             126
Amortisation of and provisions against
  investment securities                              39                (7)              (7)               -              12
Provisions for bad and doubtful debts               984               629               550              79             266
Loans and advances written off net of
  recoveries                                       (755)             (634)             (607)            (27)           (172)
Profit on sale of tangible fixed assets             (55)              (12)              (12)              -              (5)
Loss/(profit) from associated
  undertakings                                        6                (1)               (1)              -              (5)
Profit on sale of subsidiary and
  associate undertakings                              -                 -                 -               -             (35)
Profit on sale of investment securities             (48)             (345)             (345)              -             (77)
Provision for liabilities and charges                67                42                41               1              61
Provisions utilised                                 (37)              (76)              (76)              -             (84)
Depreciation and amortisation of
  tangible and intangible fixed assets            1,532             1,327             1,258              69             279
(Decrease)/increase in value of
  long-term assurance business                      (55)               34                39              (5)            (55)
                                          -------------     -------------     -------------      ----------   -------------
Net cash inflow from trading activities           7,565             6,065             5,419             646           1,686
(Increase)/decrease in items in the
  course of collection                             (327)            1,538             1,134             404              (3)
(Increase)/decrease in treasury and other
  eligible bills                                 (6,796)              121               343            (222)            (62)
(Increase)/decrease in loans and
  advances to banks                              (4,785)            8,193             9,720          (1,527)          2,915
(Increase)/decrease in loans and
  advances to) customers                        (18,038)          (25,793)          (22,014)         (3,779)         (8,425)
Decrease/(increase) in securities                   760            (1,749)           (1,013)           (736)            159
(Increase)/decrease in other assets              (3,315)           (1,434)           (1,886)            452           1,823
Increase/(decrease) in items in the
  course of transmission                            402              (891)             (948)             57             455
Increase in deposits by banks                     4,604             3,179             1,329           1,850           1,941
Increase in customer accounts                    11,584            27,378            24,338           3,040           4,495
Increase/(decrease) in debt securities
  in issue                                       11,262              (659)           (2,840)          2,181           1,740
Increase/(decrease) in other liabilities          4,271            (3,926)           (3,959)             33          (1,733)
Effect of other accruals/deferrals and
  other non-cash movements                          100              (694)             (626)            (68)              7
                                          -------------     -------------     -------------      ----------   -------------
Net cash inflow from operating activities         7,287            11,328             8,997           2,331           4,998
                                          -------------     -------------     -------------      ----------   -------------


43. Analysis of the net outflow of cash in respect of the purchase of businesses and subsidiary undertakings


                                                                  15 months                          3 months
                                               Year ended             ended        Year ended           ended      Year ended
                                              31 December       31 December       31 December     31 December    30 September
                                                     2001              2000              2000            1999            1999
                                                     ----              ----              ----            ----            ----
                                                 (pound)m          (pound)m          (pound)m        (pound)m        (pound)m

  Cash consideration paid                          (1,770)           (9,603)           (8,396)         (1,207)            (64)
  Cash acquired                                       156             5,465             5,465               -              35
                                            -------------     -------------     -------------      ----------   -------------
  Net outflow of cash                              (1,614)           (4,138)           (2,931)         (1,207)            (29)
                                            -------------     -------------     -------------      ----------   -------------


44.   Sale of subsidiary and associated undertakings


                                                                  15 months                          3 months
                                               Year ended             ended        Year ended           ended      Year ended
                                              31 December       31 December       31 December     31 December    30 September
                                                     2001              2000              2000            1999            1999
                                                     ----              ----              ----            ----            ----
                                                 (pound)m          (pound)m          (pound)m        (pound)m        (pound)m

  Net assets disposed of                                8             1,119             1,153             (34)              1
  Goodwill                                              -                 5                 5               -               9
  Profit on disposal                                    -               100                 -             100              35
                                            -------------     -------------     -------------      ----------   -------------
  Net inflow of cash in respect of
    disposals (net of expenses)                         8             1,224             1,158              66              45
                                            -------------     -------------     -------------      ----------   -------------


45.      Analysis of changes in financing during the period


                                                                  15 months                          3 months
                                               Year ended             ended        Year ended           ended      Year ended
                                              31 December       31 December       31 December     31 December    30 September
                                                     2001              2000              2000            1999            1999
                                                     ----              ----              ----            ----            ----
                                                 (pound)m          (pound)m          (pound)m        (pound)m        (pound)m
  Share capital (including share premium)
  At beginning of period                            7,378             2,354             2,381           2,354           1,678
  Currency translation adjustments                     58               184               159              25              23
  Net cash inflow from financing                    2,412             4,383             4,381               2             525
  Acquisition of subsidiary undertakings                -               391               391               -               -
  Amount credited to merger reserve                (2,007)                -                 -               -               -
  Other non-cash movements                            517                66                66               -             128
                                            -------------     -------------     -------------      ----------   -------------
  At end of period                                  8,358             7,378             7,378           2,381           2,354
                                            -------------     -------------     -------------      ----------   -------------

  Loan capital
  At beginning of period                           10,436             3,032             3,006           3,032           2,611
  Currency translation adjustments                     85               356               382             (26)              -
  Net cash inflow from financing                    1,189               148               148               -             434
  Acquisition of subsidiary undertakings                -             6,900             6,900               -               -
  Other non-cash movements                              -                 -                 -               -             (13)
                                            -------------     -------------     -------------      ----------   -------------
  At end of period                                 11,710            10,436            10,436           3,006           3,032
                                            -------------     -------------     -------------      ----------   -------------


46.  Analysis of cash


                                                       31 December       31 December     31 December     30 September
                                                              2001              2000            1999             1999
                                                              ----              ----            ----             ----
                                                          (pound)m          (pound)m        (pound)m         (pound)m

  Cash and balances at central banks                         3,093             3,049           1,778            1,394
  Loans and advances to banks repayable on demand            3,934             7,578           4,240            4,408
                                                       -----------     -------------   -------------    -------------
  Cash                                                       7,027            10,627           6,018            5,802
                                                       -----------     -------------   -------------    -------------


Certain subsidiary undertakings are required to maintain balances with the Bank of England which, at 31 December 2001, amounted to (pound)188 million (31 December 2000 - (pound)183 million). Certain subsidiary undertakings are required by law to maintain reserve balances with the Federal Reserve Bank in the US. Such reserve balances amounted to US$489 million at 31 December 2001 (31 December 2000 - US$277 million).

47.  Analysis of changes in cash during the period


                                                               15 months                      3 months
                                              Year ended           ended     Year ended          ended      Year ended
                                             31 December     31 December    31 December    31 December    30 September
                                                    2001            2000           2000           1999            1999
                                             -----------     -----------    -----------    -----------    ------------
                                                (pound)m        (pound)m       (pound)m       (pound)m        (pound)m

  At beginning of period                          10,627           5,802          6,018          5,802           3,927
  Net cash (outflow)/inflow                       (3,600)          4,825          4,609            216           1,875
                                             -----------     -----------    -----------    -----------      ----------
  At end of period                                 7,027          10,627         10,627          6,018           5,802
                                             -----------     -----------    -----------    -----------      ----------


48.   Segmental analysis

In the tables below, the analyses of net assets are included in compliance with Statement of Standard Accounting Practice 25 'Segmental reporting'. The fungible nature of liabilities within the banking industry results in allocations of liabilities which, in some cases, are necessarily subjective. The directors believe that it is more meaningful to analyse total assets and the result of this analysis is therefore also included in the tables.

a)       Classes of business

                                                                                 Operating                            Profit/
  Year ended 31 December 2001                                                     expenses  Provisions              (loss) on
                                                                                       and         for     Amounts   ordinary
                                                           Net      Non-             other     bad and     written activities
                                                      interest  interest   Total operating    doubtful         off     before
                                                        income    income   income  charges       debts investments        tax
                                                     ---------  -------- -------- --------  ---------- ----------- ----------
                                                      (pound)m  (pound)m (pound)m (pound)m    (pound)m   (pound)m    (pound)m

  Corporate Banking and Financial Markets                2,100     3,304    5,404   (1,899)       (487)         (7)     3,011
  Retail Banking                                         2,622     1,277    3,899     (928)       (164)          -      2,807
  Retail Direct                                            674       696    1,370     (564)       (255)          -        551
  Manufacturing                                              -         -        -   (1,568)          -           -     (1,568)
  Wealth Management                                        464       469      933     (479)          5           -        459
  Direct Line Group                                        129     1,414    1,543   (1,282)          -           -        261
  Ulster Bank                                              351       185      536     (271)        (23)          -        242
  Citizens                                                 814       306    1,120     (550)        (69)          -        501
  Central items                                           (285)       61     (224)    (248)          9           -       (463)
                                                     ---------  -------- -------- --------  ---------- -----------  ---------
  Operating profit before goodwill amortisation and
     integration costs                                   6,869     7,712   14,581   (7,789)       (984)         (7)     5,801
  Goodwill amortisation                                      -         -        -     (651)          -           -       (651)
  Integration costs                                          -         -        -     (875)          -           -       (875)
                                                     ---------  -------- -------- --------  ---------- -----------  ---------
  Profit on ordinary activities before tax               6,869     7,712   14,581   (9,315)       (984)         (7)     4,275
                                                     ---------  -------- -------- --------  ---------- ----------- ----------

                                                                                 Operating                            Profit/
  15 months ended 31 December 2000                                                expenses  Provisions              (loss) on
                                                                                       and         for     Amounts   ordinary
                                                           Net      Non-             other     bad and     written activities
                                                      interest  interest   Total operating    doubtful         off     before
                                                        income    income   income  charges       debts investments        tax
                                                     ---------  -------- -------- --------  ---------- ----------- ----------
                                                      (pound)m  (pound)m (pound)m (pound)m      (pound)m  (pound)m   (pound)m

  Corporate Banking and Financial Markets                1,718     2,738    4,456   (1,576)       (171)        (42)     2,667
  Retail Banking                                         2,259     1,015    3,274     (902)       (153)          -      2,219
  Retail Direct                                            541       534    1,075     (477)       (232)          -        366
  Manufacturing                                              -         -        -   (1,550)          -           -     (1,550)
  Wealth Management                                        400       411      811     (437)          5           -        379
  Direct Line Group                                        118     1,264    1,382   (1,165)          -           -        217
  Ulster Bank                                              245       139      384     (205)        (15)          -        164
  Citizens                                                 787       284    1,071     (606)        (44)          -        421
  Central items                                           (286)      (72)    (358)    (291)        (19)          -       (668)
                                                     ---------  -------- -------- --------  ---------- ----------- ----------
  Operating profit before goodwill amortisation and
     integration costs                                   5,782     6,313   12,095   (7,209)       (629)        (42)     4,215
  Goodwill amortisation                                      -         -        -     (541)          -           -       (541)
  Integration costs                                          -         -        -     (401)          -           -       (401)
  Exited businesses                                          5         8       13      (13)          -           -          -
                                                     ---------  -------- -------- --------  ---------- ----------- ----------
  Operating profit                                       5,787     6,321   12,108   (8,164)       (629)        (42)     3,273
                                                     ---------  -------- -------- --------  ---------- -----------
  Profit on disposal of businesses                                                                                        100
                                                                                                                   ----------
  Profit on ordinary activities before tax                                                                              3,373
                                                                                                                   ----------


                                                                                 Operating                            Profit/
  Year ended 31 December 2000                                                     expenses  Provisions              (loss) on
                                                                                       and         for     Amounts   ordinary
                                                           Net      Non-             other     bad and     written activities
                                                      interest  interest   Total operating    doubtful         off     before
                                                        income    income   income  charges       debts investments        tax
                                                     ---------  --------  ------- --------  ---------- ----------- -----------
                                                      (pound)m  (pound)m (pound)m (pound)m    (pound)m    (pound)m    (pound)m


  Corporate Banking and Financial Markets                1,583     2,503    4,086   (1,464)       (158)       (42)      2,422
  Retail Banking                                         2,109       961    3,070     (828)       (126)         -       2,116
  Retail Direct                                            473       501      974     (427)       (206)         -         341
  Manufacturing                                              -         -        -   (1,426)          -          -      (1,426)
  Wealth Management                                        373       395      768     (419)          5          -         354
  Direct Line Group                                         98     1,028    1,126     (925)          -          -         201
  Ulster Bank                                              245       139      384     (205)        (15)         -         164
  Citizens                                                 667       247      914     (525)        (40)         -         349
  Central items                                           (262)      (65)    (327)    (288)        (10)         -        (625)
                                                     ---------  --------  ------- --------  ---------- ----------- -----------
  Operating profit before goodwill amortisation and
     integration costs                                   5,286     5,709   10,995   (6,507)       (550)       (42)      3,896
  Goodwill amortisation                                      -         -        -     (537)          -          -        (537)
  Integration costs                                          -         -        -     (389)          -          -        (389)
                                                     ---------  --------  ------- --------  ---------- ----------- -----------
  Profit on ordinary activities before tax               5,286     5,709   10,995   (7,433)       (550)       (42)      2,970
                                                     ---------  --------  ------- --------  ---------- ----------- -----------


                                                                                 Operating                            Profit/
  3 months ended 31 December 1999                                                 expenses  Provisions              (loss) on
                                                                                       and         for     Amounts   ordinary
                                                           Net      Non-             other     bad and     written activities
                                                      interest  interest   Total operating    doubtful         off     before
                                                        income    income   income  charges       debts investments        tax
                                                     ---------  --------  ------- --------  ---------- ----------- ----------
                                                      (pound)m  (pound)m (pound)m (pound)m    (pound)m   (pound)m  (pound)m

  Corporate Banking and Financial Markets                  135       235      370     (112)        (13)         -         245
  Retail Banking                                           150        54      204      (74)        (27)         -         103
  Retail Direct                                             68        33      101      (50)        (26)         -          25
  Manufacturing                                              -         -        -     (124)          -          -        (124)
  Wealth Management                                         27        16       43      (18)          -          -          25
  Direct Line Group                                         20       236      256     (240)          -          -          16
  Citizens                                                 120        37      157      (81)         (4)         -          72
  Central items                                            (24)       (7)     (31)      (3)         (9)         -         (43)
                                                     ---------  --------  ------- --------  ---------- ----------- ----------
  Operating profit before goodwill amortisation and
     integration costs                                     496       604    1,100     (702)        (79)         -         319
  Goodwill amortisation                                      -         -        -       (4)          -          -          (4)
  Integration costs                                          -         -        -      (12)          -          -         (12)
  Exited businesses                                          5         8       13      (13)          -          -           -

                                                     ---------  --------  ------- --------  ---------- ----------- ----------
  Operating profit                                         501       612    1,113     (731)        (79)         -         303
                                                     ---------  --------  ------- --------  ---------- -----------
  Profit on disposal of businesses                                                                                        100
                                                                                                                   ----------
  Profit on ordinary activities before tax                                                                                403
                                                                                                                   ----------


                                                                                 Operating                            Profit/
  Year ended 30 September 1999                                                    expenses  Provisions              (loss) on
                                                                                       and         for     Amounts   ordinary
                                                           Net      Non-             other     bad and     written activities
                                                      interest  interest   Total operating    doubtful         off     before
                                                        income    income   income  charges       debts investments        tax
                                                     ---------  --------  ------- --------  ---------- ----------- ----------
                                                      (pound)m  (pound)m (pound)m (pound)m    (pound)m   (pound)m    (pound)m
  Corporate Banking and Financial Markets                  523       802    1,325     (438)        (95)       (12)        780
  Retail Banking                                           539       297      836     (290)        (73)         -         473
  Retail Direct                                            216       107      323     (162)        (85)         -          76
  Manufacturing                                              -         -        -     (455)          -          -        (455)
  Wealth Management                                         93        52      145      (68)         (1)         -          76
  Direct Line Group                                         69       794      863     (777)          -          -          86
  Citizens                                                 408       141      549     (292)        (15)         -         242
  Central items                                           (106)        6     (100)      10           3         (1)        (88)
                                                     ---------  --------  ------- --------  ---------- ----------- ----------
   Operating profit before goodwill amortisation         1,742     2,199    3,941   (2,472)       (266)       (13)      1,190
  Goodwill amortisation                                      -         -        -       (1)          -          -          (1)
  Exited businesses                                          6       155      161     (139)          -          -          22
                                                     ---------  --------  ------- --------  ---------- ----------- ----------
  Profit on ordinary activities before tax               1,748     2,354    4,102   (2,612)       (266)       (13)      1,211
                                                     ---------  --------  ------- --------  ---------- ----------- ----------

                                                              Total assets                       Net assets
                                                   -------------------------------  ------------------------------------
                                                              31 December                        31 December
                                                   -------------------------------  ------------------------------------
                                                          2001              2000             2001             2000
                                                          ----              ----             ----             ----
                                                      (pound)m          (pound)m         (pound)m         (pound)m

  Corporate Banking and Financial Markets              215,525           191,083            8,777            7,161
  Retail Banking                                        61,054            57,942            3,144            2,772
  Retail Direct                                         17,158            14,355              891              790
  Manufacturing                                          3,323             2,611              176              181
  Wealth Management                                     12,510            10,428              561              492
  Direct Line Group                                      3,475             2,480              779              632
  Ulster Bank                                           11,798            11,068              925              809
  Citizens                                              36,152            20,323            3,600            1,699
  Central items                                          7,787             9,714            8,767            8,580
                                                   -----------        ----------        ---------        ---------
                                                       368,782           320,004           27,620           23,116
                                                   -----------        ----------        ---------        ---------


(b)  Geographical segments

The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.


  Year ended 31 December 2001                                                                      Rest of
                                                                              UK          USA    the World        Total
                                                                        --------     --------    ---------     --------
                                                                        (pound)m     (pound)m     (pound)m     (pound)m

  Interest receivable                                                     11,360        1,816        1,245       14,421
  Dividend income                                                             28            9           17           54
  Fees and commissions receivable                                          4,079          412          244        4,735
  Dealing profits                                                            816          532           78        1,426
  Other operating income                                                   1,039            6            7        1,052
  General insurance premium income (net of reinsurance)                    1,364            -           11        1,375
                                                                        --------     --------    ---------     --------
  Gross income                                                            18,686        2,775        1,602       23,063
                                                                        --------     --------    ---------     --------
  Profit on ordinary activities before tax                                 3,293          628          354        4,275
                                                                        --------     --------    ---------     --------
  Total assets                                                           243,381       99,006       26,395      368,782
                                                                        --------     --------    ---------     --------
  Net assets                                                              22,346        4,170        1,104       27,620
                                                                        --------     --------    ---------     --------


  15 months ended 31 December 2000                                                                 Rest of
                                                                              UK          USA    the World        Total
                                                                        --------     --------    ---------     --------
                                                                        (pound)m     (pound)m     (pound)m     (pound)m

  Interest receivable                                                     11,053        2,359        1,082       14,494
  Dividend income                                                             26           12           16           54
  Fees and commissions receivable                                          3,369          318          198        3,885
  Dealing profits                                                            718          240           45        1,003
  Other operating income                                                     923           38           (2)         959
  General insurance premium income (net of reinsurance)                    1,166            -            -        1,166
                                                                        --------     --------    ---------     --------
  Gross income                                                            17,255        2,967        1,339       21,561
                                                                        --------     --------    ---------     --------
  Profit on ordinary activities before tax                                 2,784          256          333        3,373
                                                                        --------     --------    ---------     --------
  Total assets                                                           229,839       67,943       22,222      320,004
                                                                        --------     --------    ---------     --------
  Net assets                                                              20,039        2,002        1,075       23,116
                                                                        --------     --------    ---------     --------


  Year ended 31 December 2000                                                                      Rest of
                                                                                UK         USA   the World       Total
                                                                          --------    --------   ---------    --------
                                                                          (pound)m    (pound)m    (pound)m    (pound)m

  Interest receivable                                                       10,097       2,083       1,038      13,218
  Dividend income                                                               21          10          13          44
  Fees and commissions receivable                                            3,135         284         195       3,614
  Dealing profits                                                              652         237          44         933
  Other operating income                                                       841          37          (4)        874
  General insurance premium income (net of reinsurance)                        950           -           -         950
                                                                          --------    --------   ---------    --------
  Gross income                                                              15,696       2,651       1,286      19,633
                                                                          --------    --------   ---------    --------
  Profit on ordinary activities before tax                                   2,451         197         322       2,970
                                                                          --------    --------   ---------    --------


  3 months ended 31 December 1999                                                                  Rest of
                                                                                UK         USA   the World       Total
                                                                          --------    --------   ---------    --------
                                                                          (pound)m    (pound)m    (pound)m    (pound)m

  Interest receivable                                                          956         276          44       1,276
  Dividend income                                                                5           2           3          10
  Fees and commissions receivable                                              234          34           3         271
  Dealing profits                                                               66           3           1          70
  Other operating income                                                        82           1           2          85
  General insurance premium income (net of reinsurance)                        216           -           -         216
                                                                          --------    --------   ---------    --------
  Gross income                                                               1,559         316          53       1,928
                                                                          --------    --------   ---------    --------
  Profit on ordinary activities before tax                                     333          59          11         403
                                                                          --------    --------   ---------    --------



  Year ended 30 September 1999                                                                     Rest of
                                                                                UK         USA   the World       Total
                                                                          --------    --------   ---------    --------
                                                                          (pound)m    (pound)m    (pound)m    (pound)m

  Interest receivable                                                        3,813         823         217       4,853
  Dividend income                                                               19           4          11          34
  Fees and commissions receivable                                              932         132          17       1,081
  Dealing profits                                                              190           3           6         199
  Other operating income                                                       437          11          11         459
  General insurance premium income (net of reinsurance)                        710           -           -         710
                                                                          --------    --------   ---------    --------
  Gross income                                                               6,101         973         262       7,336
                                                                          --------    --------   ---------    --------
  Profit on ordinary activities before tax                                     940         221          50       1,211
                                                                          --------    --------   ---------    --------
  Total assets                                                              73,232      12,140       3,480      88,852
                                                                          --------    --------   ---------    --------
  Net assets                                                                 2,777         870         555       4,202
                                                                          --------    --------   ---------    --------

49.  Directors' emoluments


                                                                                                         15 months
                                                                                         Year ended          ended
                                                                                        31 December    31 December
                                                                                               2001           2000
                                                                                               ----           ----
                                                                                         (pound)000     (pound)000

  Non-executive directors - emoluments                                                          625            449
  Executive directors
  -  emoluments                                                                               7,879         10,023
  -  contributions and allowances in respect of defined contribution pension schemes            102             93
                                                                                         ----------     -----------
                                                                                              8,606         10,565
  Executive directors
  -  gains on exercise of share options                                                       4,849          5,630
  -  long-term cash incentive and shadow equity plans                                             -          9,330
                                                                                         -----------    ----------
                                                                                             13,455         25,525
                                                                                         -----------    ----------


Retirement benefits are accruing to six directors (31 December 2000 - eight) under defined benefit schemes, two (31 December 2000 - three) of whom also accrued benefits under defined contributions schemes.

The emoluments of the highest paid director, Sir George Mathewson (15 months ended 31 December 2000 - Mr Fish) were as follows:

                                                                                                         15 months
                                                                                         Year ended          ended
                                                                                        31 December    31 December
                                                                                               2001           2000
                                                                                -------------------    -----------
                                                                                         (pound)000     (pound)000

   Aggregate  emoluments  including  long-term cash incentive and shadow equity
   plans                                                                                        483         10,667
   Gains on exercise of share options                                                         3,607              -
   Pension contributions                                                                          -             36
   Defined benefit pension scheme - accrued pension at end of period                              -            220

The executive directors may also participate in the Company's executive share option, sharesave and option 2000 schemes and details of their interests in the Company's shares arising from their participation are contained in directors' interest in shares on page 98. Details of the remuneration received by each director during the year and each director's pension arrangements are given on pages 92 and 94.

50.  Transactions with directors, officers and others

(a) At 31 December 2001, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group were (pound)37,127,866 in respect of loans to 18 persons who were directors of the Company (or persons connected with them) at any time during the financial period and (pound)20,177 to one person who was an officer of the Company at any time during the financial period.

(b) Sir George Mathewson, Chairman of the Company, RBS plc and NWB Plc, had a right to repurchase from RBS plc his former dwellinghouse which RBS plc purchased from him and his wife in May 1988 at a price of (pound)125,000. Any repurchase was to be at the higher of the purchase price paid by RBS plc or a price determined by independent professional valuation at the time of exercise of the right to repurchase. The right to repurchase became exercisable upon Sir George's appointment as Chairman on 11 April 2001. However, Sir George chose not to exercise the right which has lapsed and ceased to be exercisable.

(c) There were no contracts of significance to the business of the Company and its subsidiaries which subsisted at 31 December 2001, or during the year then ended, in which any director of the Company had a material interest.

51.  Related party transactions

Subsidiary undertakings. Details of the principal subsidiary undertakings are shown in Note 19 to the Consolidated Financial Statements. In accordance with Financial Reporting Standard ("FRS") 8 'Related Party Disclosures', transactions or balances between Group entities that have been eliminated on consolidation are not reported.

Associated undertakings. Details of the Group's principal associated undertakings are shown in Note 18 to the Consolidated Financial Statements. The amounts of loans and advances due from associated undertakings at 31 December 2001 are shown in Notes 12 and 13 to the Consolidated Financial Statements and the amounts of deposits received from associated undertakings as at 31 December 2001 are shown in Note 26 to the Consolidated Financial Statements. These transactions are conducted on similar terms to third party transactions and are not material to the Group's results or financial condition. Certain subsidiary undertakings in the Group provide development and other types of capital support to businesses in their roles as providers of finance. These investments are made in the normal course of business and on arm's-length terms depending on their nature. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under FRS 8.

The Royal Bank of Scotland Staff Pension Scheme (the "Scheme"). RBS recharges the Scheme with the cost of administration services incurred by it. The amounts involved are not material to the Group.

Santander Central Hispano, S.A. ("SCH"). Under the terms of an alliance agreement, the Group and SCH co-operate in certain banking and financial activities in Europe. The Group holds 2.90% of SCH's capital stock and 10.3 million preference shares of US$25 and SCH holds 8.03% of the Company's ordinary shares and in addition has a 50% minority shareholding in The Royal Bank of Scotland (Gibraltar) Limited.

Directors, officers and others. Details of directors' emoluments are set out on pages 91 to 95. Details of transactions with directors, officers and others connected to them are shown in Note 50.


52. Significant differences between UK and US generally accepted accounting principles

The Consolidated Financial Statements of the Group are prepared in accordance with UK generally accepted accounting principles ("GAAP") which differs in certain material respects from US GAAP. The main differences are summarised as follows:

(a) Acquisition accounting. Under UK GAAP, all integration costs relating to acquisitions are expensed as post-acquisition expenses. Under US GAAP, certain restructuring costs and exit costs incurred in the acquired business are treated as liabilities assumed on acquisition and taken into account in the calculation of goodwill.

The fair value of the surplus on pension schemes is restricted under UK GAAP to the amount expected to be realised by way of reduced contributions or refunds. Under US GAAP, the full surplus is recognised as a fair value adjustment.

Under US GAAP, the consideration for the acquisition includes the value of certain options granted to holders of options over the acquired entity's shares under employee share option schemes.

Under UK GAAP, provisional fair value adjustments made in the accounting year in which the acquisition occurs may be amended in the subsequent accounting year. Under US GAAP, the allocation of the cost of acquisition to the fair values of assets and liabilities is generally completed within 12 months of the date of acquisition.

(b) Goodwill. Under the Group's accounting policy, goodwill arising on acquisitions after 1 October 1998 is capitalised on the balance sheet and amortised on a straight-line basis over its estimated useful economic life. Goodwill arising on acquisitions before 1 October 1998 was deducted from reserves immediately. Under US GAAP, goodwill on acquisitions completed before 30 June 2001 is amortised over the period estimated to benefit, which, in the Group's case, is periods of up to 25 years. Under the transitional provisions of Statement of Financial Accounting Standards ("SFAS") 142 'Goodwill and Other Intangible Assets', goodwill arising on acquisitions completed after 30 June 2001 is not amortised.

(c) Revaluation. The Group's freehold and leasehold property is carried at original cost or subsequent valuation. The surplus or deficit on revaluation is included in the Group's reserves. Under US GAAP, revaluations of property are not permitted to be reflected in the financial statements.

(d) Depreciation. Depreciation charged under UK GAAP is based on the revalued amount of freehold and long leasehold properties; no depreciation is charged on investment properties. Prior to 1 October 1999 no depreciation was charged on any properties. Under US GAAP, the depreciation charge is based on the historical cost of all properties.

(e) Dividends. Under UK GAAP, dividends are recorded in the period to which they relate, whereas under US GAAP dividends are recorded in the period in which they are declared.

52. Significant differences between UK and US generally accepted accounting principles (continued)

(f) Loan origination fees. Certain loan fees are recognised when received. Under US GAAP, all loan fees and certain direct costs are deferred and recognised as an adjustment to the yield on the related loan or facility.

(g) Pension costs. Pension costs, based on actuarial assumptions and methods, are charged in the consolidated accounts so as to allocate the cost of providing benefits over the service lives of employees in a consistent manner approved by the actuary. US GAAP prescribes the method of actuarial valuation and also requires assets to be assessed at fair value and the assessment of liabilities to be based on current interest rates.

(h) Long-term assurance business. The shareholders' interest in the long-term assurance fund is valued as the discounted value of the cash flows expected to be generated from in-force policies together with net assets in excess of the statutory liabilities. Under US GAAP, for traditional business, premiums are recognised as revenue when due from the policyholders. Costs of claims are recognised when insured events occur. A liability for future policy benefits is established based upon the present value of future benefits less the present value of future net premiums. Acquisition costs for traditional business contracts are charged to the profit and loss account in proportion to premium revenue recognised. For unit-linked business, premiums and front-end load-type charges receivable from customers and acquisition costs relating to the acquisition of new contracts are capitalised and depreciated in proportion to the present value of estimated gross profits. Costs of claims are recognised when insured events occur.

(i) Leasing. In accordance with UK GAAP, the Group's accounting policy for finance lease income receivable is to allocate total gross earnings to accounting periods so as to give a constant periodic rate of return on the net cash investment, and certain operating lease assets are depreciated on a reverse-annuity basis. Under US GAAP, finance lease income is recognised so as to give a level rate of return on the investment in the lease but without taking into account the associated tax flows, and all operating lease assets are depreciated on a straight-line basis.

(j) Debt securities and equity shares. Under UK GAAP, the Group's investments in debt securities and equity shares are classified as being held as investment securities, held for the purpose of hedging or held for dealing purposes. Investment securities are stated at cost less provision for any permanent diminution in value. Premiums and discounts on dated securities are amortised to interest income over the period to maturity. Under US GAAP, the Group's investment debt securities and marketable investment equity shares are classified as available-for-sale securities with unrealised gains and losses reported in a separate component of shareholders' equity.

(k) Derivatives and hedging activities. SFAS 133 'Accounting for Derivative Instruments and Hedging Activities' was effective for the Group's US GAAP information from 1 January 2001. The Group has not made changes in its use of non-trading derivatives to meet the hedge criteria of SFAS 133. As a result, from 1 January 2001, for US GAAP purposes, the Group's portfolio of non-trading derivatives has been remeasured to fair value and changes in fair value reflected in net income. Under UK GAAP, these derivatives continue to be classified as non-trading and accounted for in accordance with the underlying transaction or transactions. The Group's UK and US GAAP reconciliations also reflect transition adjustments on initial application of SFAS 133. These adjustments are: a cumulative-effect-type adjustment increasing net income by (pound)45 million ((pound)65 million less tax of (pound)20 million); and a cumulative-effect-type adjustment decreasing other comprehensive income by (pound)51 million ((pound)73 million less tax of (pound)22 million).

(l) Software development costs. Under UK GAAP, most software development costs are written off as incurred. Under US GAAP, certain costs relating to software developed for own use that are incurred after 1 January 1999 are capitalised and depreciated over the estimated useful life of the software.

(m) Deferred taxation. Deferred taxation is provided only where it is probable that a taxation liability will crystallise and is calculated at rates expected to be applicable when the liabilities or assets are expected to crystallise. Under US GAAP, deferred taxation is recognised on all temporary differences. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which the differences are expected to be recovered or settled.

(n) Acceptances. Acceptances outstanding and the matching customers' liabilities are not reflected in the consolidated balance sheet, but are disclosed as memorandum items. Under US GAAP, acceptances outstanding and the matching customers' liabilities are reflected in the consolidated balance sheet.

(o) Offset of repurchase and reverse repurchase agreements. Under UK GAAP, debit and credit balances with the same counterparty are aggregated into a single item where there is a right to insist on net settlement and the debit balance matures no later than the credit balance. Under US GAAP, repurchase and reverse repurchase agreements with the same counterparty may be offset only where they have the same settlement date specified at inception.

(p) Year 2000 costs. Under UK GAAP, expenditure on Year 2000 compliance has been set against provisions raised in 1997. Under US GAAP, such costs are charged as incurred.

52. Significant differences between UK and US generally accepted accounting principles (continued)

Recent developments in US GAAP. In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141 'Business Combinations'. SFAS 141 requires all business combinations initiated after 30 June 2001 to be accounted for using the purchase accounting method, specifies how goodwill and other intangible assets should be measured on initial recognition, and sets out disclosure requirements relating to business combinations.

In June 2001, the FASB issued SFAS 142 'Goodwill and Other Intangible Assets'. The main provisions of SFAS 142, effective for the Group's 2002 financial statements, state how goodwill and other intangible assets should be accounted for subsequent to acquisition and specifies that goodwill should not be amortised but tested for impairment at least annually. Under the transitional provisions of SFAS 142, goodwill arising on acquisitions completed after 30 June 2001 is not amortised.

In June 2001, the FASB issued SFAS 143 'Accounting for Asset Retirement Obligations'. SFAS 143 sets out requirements for the accounting treatment of obligations associated with the retirement of long-lived assets, and is effective for the Group's 2003 financial statements.

In August 2001, the FASB issued SFAS 144 'Accounting for the Impairment or Disposal of Long-Lived Assets'. SFAS 144 amends existing requirements for the recognition and measurement of impairment losses relating to long-lived assets, and the accounting treatment of long-lived assets that are to be disposed of, and is effective for the Group's 2002 financial statements.

The Group is reviewing each of these statements to determine their effect on its US GAAP reporting.

Selected figures in accordance with US GAAP

The following tables summarise the significant adjustments to consolidated net income, comprehensive income and shareholders' equity which result from the application of US GAAP instead of UK GAAP. Where applicable, the adjustments are stated gross of tax with the tax effect shown separately in total.


                                                                        15 months                  3 months
                                                         Year ended         ended   Year ended        ended    Year ended
                                                        31 December   31 December  31 December  31 December  30 September
                                                               2001          2000         2000         1999          1999
                                                               ----          ----         ----         ----          ----
  Consolidated statement of income                         (pound)m      (pound)m     (pound)m     (pound)m      (pound)m
  - net income
  Profit for the financial period - UK GAAP                   2,648         2,169        1,887          282           856
  Adjustments in respect of:
    Acquisition accounting                                     (113)          311          311            -             -
    Amortisation of goodwill                                    (48)          (57)         (46)         (11)          (46)
    Property depreciation                                       (13)            3            5           (2)           (8)
    Property disposals                                            1             2            2            -             1
    Loan fees and costs                                         (95)          (70)         (71)           1             8
    Pension costs                                               242           165          167           (2)           (6)
    Long-term assurance business                                (25)          118          104           14           (47)
    Leasing                                                     (68)          (26)         (25)          (1)           (4)
    Derivatives                                                (125)           60           71          (11)          (21)
    Software development costs                                  442           235          235            -             -
    Year 2000 costs                                               -             -            -            -            (9)
    Tax effect on the above adjustments                         (44)         (217)        (214)          (3)           33
    Deferred taxation                                            40           (30)         (30)           -             1
                                                            -------       -------      -------      -------       -------
  Net income for the financial period - US GAAP               2,842         2,663        2,396          267           758
  Preference dividends                                         (358)         (322)        (294)         (28)          (80)
  Additional Value Shares dividend                             (399)            -            -            -             -
  Perpetual regulatory securities interest                      (23)            -            -            -             -
                                                            -------       -------      -------      -------       -------
  Net income available for ordinary shareholders
  - US GAAP                                                   2,062         2,341        2,102          239           678
                                                            -------       -------      -------      -------       -------

52. Significant differences between UK and US generally accepted accounting principles (continued)


                                                               15 months                      3 months
                                              Year ended           ended     Year ended          ended      Year ended
                                             31 December     31 December    31 December    31 December    30 September
                                                    2001            2000           2000           1999            1999
                                                    ----            ----           ----           ----            ----
                                                (pound)m        (pound)m       (pound)m       (pound)m        (pound)m
  Comprehensive income

  Net income available for ordinary
    shareholders - US GAAP                         2,062           2,341          2,102            239             678
  Net unrealised (losses)/gains on
    available-for-sale securities                   (326)            321            251             70             (46)
  Derivatives                                        (26)              -              -              -               -
  Tax on unrealised (losses)/gains on
    available-for-sale securities and
    derivatives                                      105             (96)           (75)           (21)             14
  Net currency translation differences on
    foreign currency net investment                   (3)             26             52            (26)              5
                                                  ------          ------         ------         ------          ------
  Comprehensive income - US GAAP                   1,812           2,592          2,330            262             651
                                                  ------          ------         ------         ------          ------


                                                                                                     31 December
                                                                                               -----------------------
                                                                                                  2001            2000
                                                                                                  ----            ----
                                                                                              (pound)m        (pound)m
  Consolidated shareholders' equity
  Shareholders' equity - UK GAAP                                                                27,620          23,116
  Adjustments in respect of:
    Acquisition accounting                                                                         418             531
    Goodwill                                                                                       860             908
    Elimination of revaluation surplus on properties less depreciation                            (292)           (186)
    Proposed dividend                                                                              772             629
    Loan fees and costs                                                                           (169)            (74)
    Pension costs                                                                                  400             158
    Long-term assurance business                                                                   (84)            (59)
    Leasing                                                                                        (94)            (26)
    Net unrealised gains on available-for-sale securities                                          272             598
    Derivatives                                                                                   (112)             39
    Software development costs                                                                     677             235
    Tax effect on cumulative UK/US GAAP income adjustments                                        (200)           (156)
    Deferred taxation                                                                             (145)           (290)
                                                                                               -------         -------
  Shareholders' equity - US GAAP                                                                29,923          25,423
                                                                                               -------         -------


Total assets under US GAAP, adjusted to reflect the inclusion of acceptances and the grossing-up of certain repurchase balances offset under UK GAAP, together with the effect of adjustments made to net income and shareholders' funds, were (pound)386,696 million (31 December 2000 - (pound)323,731 million).

52. Significant differences between UK and US generally accepted accounting principles (continued)

Earnings per share

Basic and diluted earnings per share ("EPS") under US GAAP differs from UK GAAP only to the extent that the income calculated under US GAAP differs from that under UK GAAP.

                                            Year ended 31 December                                Year ended
                         -------------------------------------------------------------
                                     2001                           2000                       30 September 1999
                         ----------------------------  -------------------------------  -------------------------------
                                    No. of  Per share              No. of   Per share               No. of   Per share
                          Income*   shares    amount    Income*    shares    amount      Income*    shares     amount
                          -------   ------    ------    -------    ------    ------      -------    ------     ------
                         (pound)m   million   pence    (pound)m   million     pence     (pound)m    million    pence

  Basic EPS                 2,062     2,762     74.7      2,102     2,348      89.5        678        884       76.7
  Dilutive effect of
    share options
    outstanding                 -        55     (1.5)         -        28      (1.0)         -         12       (1.0)
                            -----     -----     ----      -----     -----      ----        ---        ---       ----
  Diluted EPS               2,062     2,817     73.2      2,102     2,376      88.5        678        896       75.7
                            -----     -----     ----      -----     -----      ----        ---        ---       ----

* US GAAP net income available to ordinary shareholders, see page 186.

Outstanding options to purchase shares are excluded from the computation of diluted EPS where the exercise prices of the options are greater than the average market price of the ordinary shares during the relevant period. At 31 December 2001, there were no such options outstanding (31 December 2000 - nil).

Pensions

The provisions of SFAS 87, 'Employers' Accounting for Pensions', have been applied to The Royal Bank of Scotland Staff Pension Scheme and, from 6 March 2000, the date of acquisition of NatWest, the National Westminster Bank Pension Fund (the "plans"). These plans cover most of the Group's UK employees and the impact of US GAAP on the other Group schemes is considered to be immaterial. A trust fund has been established under each plan, to which payments are made, determined on an actuarial basis, designed to build up reserves during the working life of full-time employees to pay such employees or dependants a pension after retirement. Such pensions are based on final pensionable salaries and are related to the length of service prior to retirement. Pensions are limited to a maximum of two-thirds of final salary for 40 years service or more. Staff do not make contributions for basic pensions but may make voluntary contributions on a regular basis to purchase additional service qualification where less than 40 years service will have been completed by normal retirement age. The assets of the plans are held under separate trusts and, in the long-term, the funding policy is to maintain assets sufficient to cover the benefits in respect of service to date, with due allowance for future earnings increases. The plan assets consist mainly of fixed-income securities and listed securities. The investment policy followed for the plans seeks to deploy the plan assets primarily in UK and overseas equity shares and UK government securities.

The 'net periodic pension cost' of the plans under US GAAP for the year ended 31 December 2001, the 15 months ended 31 December 2000, the year ended 31 December 2000, the three months ended 31 December 1999 and the year ended 30 September 1999 comprises:


                                                              15 months                      3 months
                                             Year ended           ended     Year ended          ended       Year ended
                                             31 December    31 December     31 December    31 December    30 September
                                                   2001            2000           2000           1999             1999
                                                   ----            ----           ----           ----             ----
                                               (pound)m        (pound)m       (pound)m       (pound)m         (pound)m

  Service cost component                            236             258            242             16               72
  Interest cost component                           647             570            544             26              103
  Expected return on assets                        (956)           (861)          (826)           (35)            (109)
  Amortisation of net transition asset               (8)            (10)            (8)            (2)              (8)
  Amortisation of gain                               (6)             (4)            (4)             -                4
                                                  -----           -----          -----            ---              ---
  Net periodic pension (credit)/cost                (87)            (47)           (52)             5               62
                                                  -----           -----          -----            ---              ---

52. Significant differences between UK and US generally accepted accounting principles (continued)

Pensions (continued)

The following table presents the estimated funded status and accrued or prepaid pension cost of the plans under US GAAP:


                                                                      31 December      31 December    30 September
                                                                              2001            2000            1999
                                                                              ----            ----            ----
                                                                          (pound)m        (pound)m        (pound)m
  Actuarial present value of benefit obligations:
  Market value of plan assets                                               12,567          13,846           2,037
  Projected benefit obligation                                              12,198          10,573           1,774
                                                                            ------          ------          ------
  Funded status                                                                369           3,273             263
  Unrecognised prior service cost                                               15               2               2
  Unrecognised net loss/(gain)                                               3,199             147            (231)
  Unrecognised transition amount                                               (30)            (38)            (48)
                                                                            ------          ------            ----
  Prepaid/(accrued) pension cost at period end                               3,553           3,384             (14)
                                                                            ------          ------            ----

The following table presents the estimated changes in benefit obligation and fair value of fund assets of the plans under US GAAP for the year ended 31 December 2001, the 15 months ended 31 December 2000, the year ended 31 December 2000, the three months ended 31 December 1999 and the year ended 30 September 1999:


                                                               15 months                      3 months
                                               Year ended          ended     Year ended          ended      Year ended
                                               31 December   31 December    31 December    31 December    30 September
                                                     2001           2000           2000           1999            1999
                                                     ----           ----           ----           ----            ----
                                                 (pound)m       (pound)m       (pound)m       (pound)m        (pound)m

  Change in benefit obligation:
  Benefit obligation at beginning of period        10,573          1,774          1,765          1,774           1,758
  Acquisition of NatWest                                -          8,556          8,556              -               -
  Service cost                                        236            258            242             16              72
  Interest cost                                       647            570            544             26             103
  Amendments                                           14              -              -              -               -
  Actuarial loss/(gain)                             1,257           (200)          (165)           (35)            (94)
  Benefits paid                                      (529)          (385)          (369)           (16)            (65)
                                                   ------         ------         ------         ------          ------
  Benefit obligation at period end                 12,198         10,573         10,573          1,765           1,774
                                                   ------         ------         ------         ------          ------

  Change in plan assets:
  Market value of plan assets at beginning
    of period                                      13,846          2,037          2,319          2,037           1,676
  Acquisition of NatWest                                -         11,816         11,816              -               -
  Actual return on plan assets                       (833)           293              9            284             366
  Employer contribution                                83             92             76             16              60
  Benefits and expenses paid                         (529)          (392)          (374)           (18)            (65)
                                                   ------         ------         ------         ------          ------
  Market value of plan assets at period end        12,567         13,846         13,846          2,319           2,037
                                                   ------         ------         ------         ------          ------


                                                                         Year ended       Year ended        Year ended
                                                                        31 December      31 December      30 September
  Weighted average assumptions at measurement date                             2001             2000              1999
                                                                               ----             ----              ----
                                                                        % per annum      % per annum       % per annum

  Discount rate                                                                 6.0             6.25               6.0

  Salary increases                                                             4.25              4.0               4.0

  Long-term rate of return on plan assets                                       7.3              7.0               7.0

  Pension increases                                                             2.5              2.5              2.25

52. Significant differences between UK and US generally accepted accounting principles (continued)

Collateral given and received under repurchase transactions

The Group enters into securities repurchase agreements and securities lending transactions under which it receives or transfers cash or securities as collateral in accordance with normal market practice. At 31 December 2001, securities to the value of (pound)27.4 billion (31 December 2000 - (pound)21.3 billion) transferred under repurchase transactions were included within the securities on the balance sheet, of which (pound)23.7 billion (31 December 2000
- (pound)18.9 billion) were securities which the holder could resell or repledge. Securities received as collateral under reverse repurchase agreements amounted to (pound)35.5 billion (31 December 2000 - (pound)22.7 billion), of which (pound)22.6 billion (31 December 2000 - (pound)18.5 billion) had been resold or repledged as collateral for the Group's own transactions.

Cash flow statements - FRS 1/SFAS 95

There are many similarities between SFAS 95, 'Statement of Cash Flows' as amended by SFAS 104 'Statement of Cash Flows - Net Reporting of Certain Cash Receipts and Cash Payments and Classification of Cash Flows from Hedging Transactions', and FRS 1 (Revised). The principal differences are the classifications of certain transactions.

                                             Classification under FRS 1                Classification under SFAS 95
                                             --------------------------                ----------------------------
Dividends received                           Returns on investment and servicing       Operating activities
                                             of finance

Equity dividends paid                        Equity dividends paid                     Financing activities

Dividends paid on non-equity shares          Returns on investment and servicing       Financing activities
                                             of finance

Tax paid                                     Taxation                                  Operating activities

Purchase/proceeds from disposal of           Acquisitions and disposals                Investing activities
  associated/subsidiary undertakings

Purchase/proceeds from disposal of           Capital expenditure and                   Investing activities
  investment securities/fixed assets         financial investment

Net change in loans and advances,            Operating activities                      Investing activities
  including finance lease receivables

Net change in deposits                       Operating activities                      Financing activities

Net change in debt securities in issue       Operating activities                      Financing activities

Short-term funding not                       Operating activities                      Financing activities
  included in cash

Under FRS 1, transactions designated as hedges are reported under the same heading as the related assets or liabilities.

The composition of cash at 31 December 2001, 31 December 2000, 31 December 1999 and 30 September 1999, and the movement in cash for the periods then ended are shown in Note 46 and Note 47, respectively, to the Consolidated Financial Statements.

52. Significant differences between UK and US generally accepted accounting principles (continued)

Accounting for income taxes

Under SFAS 109, 'Accounting for Income Taxes', deferred tax balances should be calculated using the full provision liability method, and a deferred tax asset may only be recognised if management's judgement is that redemption of the deferred tax asset is more likely than not. The components of the net US GAAP deferred tax liability calculated in accordance with SFAS 109 at 31 December 2001 and 31 December 2000 are summarised below:

                                                                               31 December           31 December
                                                                                      2001                  2000
                                                                                      ----                  ----
  Deferred tax (assets)/liabilities arising from                                  (pound)m              (pound)m
  application of UK GAAP (see Note 29 to the
  Consolidated Financial Statements):
  Short-term timing differences                                                       (107)                  (66)
  Capital allowances on computers and other equipment                                   91                    32
  Capital allowances on lease receivables                                            1,431                 1,202
  Deferred gains                                                                        41                    56
                                                                                    ------                ------
                                                                                     1,456                 1,224
                                                                                    ------                ------

  Additional deferred tax liabilities/(assets) arising from application of US GAAP:

  Debt securities and equity shares                                                     74                   179
  Short-term timing differences                                                       (169)                 (160)
  Operating loss carry forwards                                                       (100)                  (16)
  Capital allowances on lease receivables                                              272                   259
                                                                                    ------                ------
                                                                                        77                   262
                                                                                    ------                ------

  Deferred tax liabilities arising from UK/US GAAP adjustments                         200                   156
  Valuation allowance in relation to deferred tax assets                                50                    10
                                                                                    ------                ------
  Net deferred tax liabilities restated under US GAAP                                1,783                 1,652
                                                                                    ------                ------

Notes
1. The main components of the tax charge attributable to continuing operations are shown in Note 6 to the Consolidated Financial Statements.

2.   The valuation allowance relates primarily to unrelieved tax losses.

Loan impairment

With effect from 1 October 1995, the Group adopted SFAS 114 'Accounting by Creditors for Impairment of a Loan' and the subsequent amendment SFAS 118 'Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures' for US GAAP purposes. SFAS 114 applies to impaired loans only. Under SFAS 114, a loan is considered impaired, based on current information and events, if it is probable that a creditor will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is primarily based on the present value of expected future cash flows discounted at the loan's effective interest rate, except for collateral dependent loans where impairment is based on the fair value of the collateral. Smaller balance homogeneous consumer loans, (credit card advances, residential mortgages, consumer instalment loans, overdrafts), that are collectively evaluated for impairment, leases and debt securities are outside the scope of SFAS 114.

At 31 December 2001 and 2000, the Group estimated that the difference between the carrying value of its loan portfolio under SFAS 114 and its value in the Group's UK GAAP financial statements was such that no adjustment to net income or consolidated shareholders' equity was required.

At 31 December 2001, the Group's non-accrual loans and troubled debt restructurings amounted to (pound)3,708 million (31 December 2000 - (pound)2,991 million). Specific provisions of (pound)2,395 million (31 December 2000 - (pound)2,019 million) were held against these loans. Average non-accrual loans and troubled debt restructurings for the year to 31 December 2001 were (pound)3,277 million (year ended 31 December 2000 - (pound)3,083 million).

Gross interest income not recognised, but which would have been recognised under the original terms of non-accrual and restructured loans, amounted to (pound)173 million for the year ended 31 December 2001 (year ended 31 December 2000 - (pound)148 million, year ended 30 September 1999 - (pound)53 million) from domestic loans and (pound)60 million for the year ended 31 December 2001 (year ended 31 December 2000 - (pound)48 million, year ended 30 September 1999
- (pound)32 million) from foreign loans. Interest on non-accruals and restructured loans included in net income was (pound)42 million for the year ended 31 December 2001 (year ended 31 December 2000 - (pound)30 million, year ended 30 September 1999 - (pound)4 million) from domestic loans and (pound)14 million for the year ended 31 December 2001 (year ended 31 December 2000 - (pound)8 million, year ended 30 September 1999 - (pound)13 million) from foreign loans.

52. Significant differences between UK and US generally accepted accounting principles (continued)

Stock-based compensation costs

The Group grants share options to executive officers under an executive share option scheme (the "executive scheme") and to employees under a savings-related sharesave scheme (the "savings scheme"). Options granted under the executive scheme are issued on a UK Inland Revenue approved or unapproved basis. Options are issued at market price and are exercisable between the third and tenth anniversaries of the grant date, only if performance criteria are met. For options granted from 1996 to 1998, the criteria is that for the average growth in adjusted earnings per ordinary share to exceed the average increase in the UK Retail Prices Index by 2% per annum over a three year period. For options granted since 1999 the relevant percentage has been increased to 3% per annum. Under the savings plan, eligible employees can elect to exercise their options either, three, five or seven years after the grant date.

Executive scheme

Under the terms of the executive scheme, senior management employees and executive directors of Group companies may participate in the executive scheme at the discretion of the Board of directors of the Company. The executive scheme involves a participant being granted an option to subscribe for ordinary shares of the Company at the higher of nominal value and market value of ordinary shares on the date of grant. Options may be granted only within six weeks after an announcement of final or interim results of the Group for any particular year. Options may not be transferred or assigned and in normal circumstances may be exercised only between the third and tenth anniversaries of their grant. A participant may not be granted options over new shares to the extent that the aggregate subscription price would exceed four times his compensation.

Savings scheme

Under the terms of the savings scheme, employees of Group companies employed in the UK and certain offshore jurisdictions are offered participation in the savings scheme. The savings scheme requires the participants to make monthly savings, under a save-as-you-earn contract (the "savings contract"), for a period of three or five years, of amounts between (pound)10 and (pound)250 per month. Options may be granted at not less than 80% of the average market value of ordinary shares of the Company by reference to dealings in the ordinary shares over the last three trading days of the week immediately preceding the date of an invitation to participate, or, if higher, at par. Options comprise, as nearly as possible, such number of ordinary shares as may be purchased at the option price with the proceeds on maturity after either three, five or seven years of the savings contract, and options may normally be exercised only within six months after the third, fifth or seventh anniversary of the savings contract. Options can only be exercised on completion of a minimum three years of monthly savings. Options may not be transferred or assigned and may be granted only within six weeks after an announcement of final or interim results of the Group for any particular year.

Limitations of the executive and savings schemes:

(i) During a ten year period, no more than 10% in aggregate of the issued ordinary share capital of the Company from time to time may be issued pursuant to all of the employee share schemes operated by the Company.
(ii) During a five year period, no more than 5% in aggregate of the issued ordinary share capital of the Company from time to time may be issued pursuant to all of the employee share schemes operated by the Company.
(iii) During a ten year period, no more than 5% in aggregate of the issued ordinary share capital of the Company from time to time may be issued pursuant to the executive scheme.
(iv) During a four year period, no more than 2 1/2% in aggregate of the issued ordinary share capital of the Company from time to time may be issued pursuant to the executive scheme.
(v) During a three year period, no more than 3% in aggregate of the issued ordinary share capital of the Company from time to time may be issued pursuant to the executive scheme.

52. Significant differences between UK and US generally accepted accounting principles (continued)

Stock-based compensation costs (continued)

Option 2000 scheme

On 9 August 2000 and again on 4 April 2001, every qualifying permanent member of staff in the Group received an option over 150 shares in the Company. The options were granted at a price of (pound)12.40 and (pound)15.63 respectively. They are exercisable between 9 August 2003 and 8 August 2006 and between 4 April 2004 and 3 April 2007 respectively. The executive directors of the Company waived their entitlement to the option granted on 4 April 2001.

The following is a summary of the changes in outstanding options under the various schemes:

                               Savings scheme        Executive scheme      Option 2000 scheme            Total
                           ---------------------------------------------------------------------------------------------
                                         Weighted               Weighted               Weighted                 Weighted
                             Number       average   Number       average   Number       average    Number        average
                                 of      exercise       of      exercise      of       exercise        of       exercise
                             options        price  options         price  options         price   options          price
                           ---------   ----------  --------    ---------  -------     ---------   -------       --------
                              000's         pence    000's         pence    000's         pence     000's          pence

  At 1 October 1998          22,629           462   5,814            590        -             -    28,443            488
  Granted                     3,525          1085     935           1170        -             -     4,460           1103
  Exercised                  (4,332)          344  (1,152)           413        -             -    (5,484)           359
  Forfeited                  (1,022)          531     (72)           759        -             -    (1,094)           546
                           --------    ----------  ------      ---------  -------     ---------   -------       --------
  At 30 September 1999       20,800           588   5,525            723        -             -    26,325            616
  Exercised                    (136)          588       -              -        -             -      (136)           588
  Forfeited                     (28)          588       -              -        -             -       (28)           588
                           --------    ----------  ------      ---------  -------     ---------   -------       --------
  At 31 December  1999       20,636           588   5,525            723        -             -    26,161            617
  Granted                    14,693           985   2,576           1151   14,898          1240    32,167           1010
  Acquisition of subsidiary  42,289           696  12,705            629        -             -    54,994            681
  Additional grants
    relating to AVSs*         5,693           n/a   1,388            n/a        -             -     7,081            n/a
  Exercised                 (19,725)          349  (6,161)           612        -             -   (25,886)           411
  Forfeited                  (4,745)          431    (236)           823      (22)         1240    (5,003)           450
                           --------    ----------  ------      ---------  -------     ---------   -------       --------
  At 31 December 2000        58,841           666  15,797            768   14,876          1240    89,514            779
  Granted                     9,581          1364   1,941           1714   13,412          1563    24,934           1498
  Exercised                 (13,465)          427  (5,217)           599       (1)         1240   (18,683)           475
  Forfeited                  (3,353)         1112    (488)           715   (1,703)         1302    (5,544)          1135
                           --------    ----------  ------      ---------  -------     ---------   -------       --------
  At 31 December 2001        51,604           829  12,033            996   26,584          1399    90,221           1019
                           --------    ----------  ------      ---------  -------     ---------   -------       --------

*As a result of the bonus issue of Additional Value Shares to all ordinary shareholders in July 2000, the number of options in issue was increased to compensate option holders for the dilution that would have occurred to their existing options. The exercise price of all options was reduced so that the total exercise cost of options held remained the same.

The following table shows options outstanding at 31 December 2001, 31 December 2000 and 30 September 1999 by normal exercise date. An option life of 5 years, being the midpoint on the 10-year option, has been assumed for options granted under the RBS and NatWest executive plans.



                          31 December 2001                    31 December 2000                  30 September 1999
                     -----------------------------     -----------------------------     -----------------------------

                                          Weighted                          Weighted                          Weighted
  Year                  Number of          average       Number of           average       Number of           average
  exercisable             options   exercise price         options    exercise price         options    exercise price
  -----------             -------   --------------         -------    --------------         -------    --------------
       1999                     -                -               -                 -           2,322               484
       2000                     -                -               -                 -           6,025               410
       2001                     -                -          16,383               420           6,668               555
       2002                14,500              475          14,764               512           5,338               696
       2003                28,238              987          33,068               983           2,776               735
       2004                28,498             1215          13,127               798           2,409              1013
       2005                10,320             1012          10,912              1015             434               799
       2006                 7,237             1443             308              1006             353              1085
       2007                   874              985             952               985               -                 -
       2008                   554             1364               -                 -               -                 -
                           ------             ----          ------               ---          ------               ---
       Total               90,221             1019          89,514               779          26,325               616
                           ------             ----          ------               ---          ------               ---

52. Significant differences between UK and US generally accepted accounting principles (continued)

Stock-based compensation costs (continued)

If the compensation cost for the schemes had been determined based on the fair value at the grant dates consistent with the method encouraged by SFAS 123, net income and earnings per share as adjusted to include stock compensation would have been as shown below:

                                                                 15 months                     3 months
                                                Year ended           ended    Year ended          ended      Year ended
                                               31 December     31 December   31 December    31 December    30 September
                                                      2001            2000          2000           1999            1999
                                                      ----            ----          ----           ----            ----
                                                  (pound)m        (pound)m      (pound)m       (pound)m        (pound)m
  Net income under US GAAP:
  As reported                                        2,062           2,341         2,102            239             678
  Adjusted to include stock compensation             1,942           2,254         2,018            236             661

                                                     pence           pence         pence          pence           pence
  Basic earnings per share under US GAAP:
  As reported                                         74.7           114.0          89.5           26.8            76.7
  Adjusted to include stock compensation              70.3           109.8          85.9           26.5            74.8


The fair value of each option has been estimated as at the grant date using a Black-Scholes option pricing model using the following assumptions:

                                                             Year ended               Year ended            Year ended
                                                            31 December              31 December          30 September
                                                                   2001                     2000                  1999
                                                                   ----                     ----                  ----

  Risk free interest rate                                          5.0%              5.1% - 5.4%                  5.4%
  Volatility based on historical data                               42%                      48%                   29%
  Dividend yield                                            1.9% - 2.2%              2.2% - 3.7%           2.0% - 2.3%

  Expected lives of options granted under:
  Employee savings scheme                              3, 5 and 7 years         3, 5 and 7 years      3, 5 and 7 years
  Executive scheme                                        3 to 10 years            3 to 10 years         3 to 10 years
  Option 2000 scheme                                            3 years                  3 years                     -

The following table summarises fair values of options issued at 31 December 2001, 31 December 2000 and 30 September 1999:

                                    31 December 2001              31 December 2000             30 September 1999
                               ---------------------------- ----------------------------- -----------------------------
                                Exercise     Fair             Exercise      Fair           Exercise      Fair
                                   price    value     Life       price     value    Life      price     value     Life
                                   -----    -----     ----       -----     -----    ----      -----     -----     ----
                                 (pound)  (pound)    Years     (pound)   (pound)   Years    (pound)   (pound)    Years
 Executive scheme (1)              17.14     6.40     3-10       11.51      4.55    3-10      12.05      2.88     3-10
 Savings scheme
   3 year                          13.64     6.47        3        9.85      4.95       3     10.85       3.71        3
   5 year                          13.64     7.48        5        9.85      5.66       5     10.85       4.10        5
   7 year                          13.64     8.15        7        9.85      6.10       7     10.85       4.30        7
 Option 2000 scheme                15.63     4.63        3       12.40      4.06       3       n/a        n/a      n/a

 Former NatWest schemes
   Executive scheme (1)              n/a      n/a      n/a        6.35      3.90     3.4        n/a       n/a      n/a
   Savings scheme                    n/a      n/a      n/a        6.96      3.20     2.0        n/a       n/a      n/a


Note:
(1) For the purposes of calculating a fair value on executive scheme options, an option life of 5 years, being the mid-point on the 10 year option, has been assumed. Historical exercise trends have not been used as these are not felt indicative of future trends given changes to the scheme rules and participants in the scheme.

52. Significant differences between UK and US generally accepted accounting principles (continued)

Available-for-sale debt securities

The following table categorises the Group's investment debt securities (which are classified as available-for-sale under US GAAP) by maturity and yield (based on weighted averages) at 31 December 2001:

                                                         After 1 but      After 5 but
                                       Within 1 year    within 5 years  within 10 years  After 10 years       Total
                                      ----------------  --------------- ---------------  --------------   ---------------
                                         Amount  Yield   Amount   Yield   Amount  Yield   Amount   Yield  Amount   Yield
                                         ------  -----   ------   -----   ------  -----   ------   -----  ------   -----
                                       (pound)m      % (pound)m       % (pound)m      % (pound)m       %(pound)m       %
  British government securities             199    8.2      173     6.4        4    3.1        -       -     376     7.3
  US Treasury and other US
    Government securities                   366    5.2      414     4.6       95    4.8    6,997     6.7   7,872     6.5
  Other government securities             1,291    3.1      822     5.0       81    6.7       17     2.5   2,211     3.9
  Securities issued by the states of
    the US                                    -      -        2     6.2        4    5.2        4     5.3      10     5.4
  Other public sector bodies                117    4.7      319     4.3      199    3.3       28     2.1     663     3.9
  Corporate debt securities               1,237    5.6    2,704     4.0      371    8.5      898     5.9   5,210     5.0
  Mortgage-backed securities                 10    0.7      115     3.2    1,099    2.7    5,951     6.0   7,175     5.4
  Bank and building society               3,815    3.8    3,469     3.4       36    3.4       24     3.1   7,344     3.6
  Other securities                          320    3.0    1,947     3.3       69    4.4       94     3.9   2,430     3.3
                                      ---------        --------         --------         -------         -------
  Total book value                        7,355    4.1    9,965     3.8    1,958    4.2   14,013     6.3  33,291     4.9
                                      ---------        --------         --------         -------         -------
  Total fair value                        7,262          10,141            1,820          14,066          33,289
                                      ---------        --------         --------         -------         -------

53.  Balance sheet - the Company


                                                                                                     31 December
                                                                                              ---------------------------
                                                                             Note                 2001               2000
                                                                             ----                 ----               ----
                                                                                              (pound)m           (pound)m
  Fixed assets
  Investments:
  Shares in Group undertakings                                                 19               19,226              14,816
  Loans to Group undertakings                                                  20                1,341               1,348
                                                                                                ------              ------
                                                                                                20,567              16,164
                                                                                                ------              ------

  Current assets
  Debtors:
  Due by subsidiary undertakings                                                                 2,063               1,415
  Debtors and prepayments                                                                           38                 108
                                                                                                ------              ------
                                                                                                 2,101               1,523
                                                                                                ------              ------
  Creditors
  Amounts falling due within one year:
  Due to banks                                                                                      79                  77
  Dated loan capital                                                           31                   40                   -
  Debt securities in issue                                                                       1,555               1,613
  Other creditors                                                                                  172                 120
  Proposed final dividend                                                       8                  772                 629
                                                                                                ------              ------
                                                                                                 2,618               2,439
                                                                                                ------              ------
  Net current liabilities                                                                         (517)               (916)
                                                                                                ------              ------
  Total assets less current liabilities                                                         20,050              15,248
                                                                                                ======              ======

  Creditors
  Amounts falling due beyond one year:
  Loans from subsidiary undertakings                                                               491                 685
  Dated loan capital                                                            31                 598                 665
  Undated loan capital including convertible debt                               32                 625                 606
                                                                                                ------              ------
                                                                                                 1,714               1,956

  Capital and reserves
  Called up share capital                                                       34                 893                 848
  Share premium account                                                         35               7,465               6,530
  Other reserves                                                                                     6                   6
  Revaluation reserve                                                                            4,707               2,512
  Profit and loss account                                                                        4,430               3,396
  Perpetual securities                                                          35                 835                   -
  -------------------------------------------------------------------------------------------------------------------------
  Shareholders' funds
  - equity                                                                                      13,120               9,257
  - non-equity                                                                  35               5,216               4,035
  -------------------------------------------------------------------------------------------------------------------------

                                                                                                20,050              15,248
                                                                                                ======              ======

                               ITEM 19. EXHIBITS


Exhibit Number       Description

       1.1* Memorandum and Articles of Association of The Royal Bank of Scotland Group plc

       4.1*          Service contract for Fred Goodwin

       4.2*          Service contract for Iain Robertson

       4.3*          Service contract for Norman McLuskie

       4.4*          Service contract for Fred Watt

       4.5*          Service contract for Gordon Pell

       4.6*          Service contract for Larry Fish

       7.1           Explanation of ratio calculations

       8.1 Principal subsidiaries of The Royal Bank of Scotland Group plc

*Previously filed.

                                                                    EXHIBIT 7.1


7.1   Explanation of ratio calculations

  Other financial data - statutory basis

                                                                                       3 months
                                                                     Year ended           ended
                                                                    31 December       31 December      Year ended 30 September
                                                                --------------------                ---------------------------
                                                                   2001      2000           1999      1999      1998      1997
                                                                   ----      ----           ----      ----      ----      ----
  Other financial data in accordance with UK GAAP:
  Earnings per ordinary share - pence                              67.6         67.8         28.5      87.8      73.4      55.4
  Diluted earnings per ordinary share - pence (1)                  66.3         67.1         28.0      86.6      72.4      54.8
  Dividends per ordinary share - pence                             38.0         33.0            -      28.5      24.6      21.4
  Dividend payout ratio                                            58.1%        55.4%           -      32.7%     33.8%     39.2%
  Average total assets -(pound)m                                350,188      269,060       88,419    84,457    74,640    65,922
  Average ordinary shareholders' equity -(pound)m                21,190       16,040        2,976     2,426     2,276     2,058
  Average tangible equity -(pound)m                               8,584        6,071        2,758     2,410     2,276     2,058
  Weighted average number of ordinary shares in issue during the period
    - millions                                                    2,762        2,348          892       884       868       825
  Number of ordinary shares outstanding at period end - millions  2,860        2,678          892       892       876       856
  Share price per ordinary share at period end -(pound)(2)        16.72        15.82        10.98     13.03      6.70      6.90
  Market capitalisation at period end -(pound)bn                   47.8         42.4          9.8      11.6       5.9       5.9
  Net asset value per ordinary share -(pound)                      7.83         7.12         3.46      3.20      2.42      2.68
  Return on average total assets (3)                               0.53%        0.59%        1.15%     0.92%     0.85%     0.69%
  Return on average ordinary shareholders' equity (4)               8.8%         9.9%        34.1%     32.0%     28.0%     22.2%
  Return on average tangible equity (5)                            41.1%        39.5%        38.6%     32.1%     28.0%     22.2%
  Average shareholders' equity as a percentage of average total
      assets                                                        7.4%         7.2%         4.9%      4.2%      4.1%      4.4%
  Risk asset ratio
    Tier 1                                                          7.1%         6.9%         7.7%      8.1%      6.6%      6.8%
    Total                                                          11.5%        11.5%        11.2%     12.1%     11.2%     11.6%
  Ratio of earnings to combined fixed charges,  preference
    share dividends and perpetual regulatory securities
    interest (6)
    Including interest on deposits                                 1.49         1.32          1.46     1.33      1.26      1.26
    Excluding interest on deposits                                 4.45         3.49          4.77     3.99      3.81      3.54
  Ratio of earnings to fixed charges only (6)
    Including interest on deposits                                 1.56         1.37          1.52     1.37      1.29      1.29
    Excluding interest on deposits                                 6.72         4.81          6.63     5.06      4.84      4.73

  Other financial data in accordance with US GAAP:

  Basic earnings per ordinary share - pence                        74.7         89.5          26.8     76.7      62.2      61.4
  Diluted earnings per ordinary share - pence (1)                  73.2         88.5          26.4     75.7      61.3      60.6
  Dividends per ordinary share - pence                             34.5         29.8             -     25.7      22.3      19.4
  Dividend payout ratio                                            45.7%        20.6%            -     33.5%     35.9%     31.6%
  Average total assets -(pound)m                                361,319      271,610        90,130   86,406    76,399    67,206
  Average ordinary shareholders' equity -(pound)m                23,362       17,519         3,779    3,401     3,062     2,399
  Return on average total assets (3)                               0.57%        0.77%         0.27%    0.78%     0.71%     0.75%
  Return on average ordinary shareholders' equity (4)               8.8%        12.0%          6.3%    19.9%     14.0%     15.5%
  Average shareholders' equity as a percentage of average total
    assets                                                          7.7%         7.7%          5.7%     5.2%      5.0%      4.8%
  Ratio of earnings to combined fixed charges,  preference
    share dividends and perpetual regulatory securities
    interest (6)
    Including interest on deposits                                 1.51         1.41          1.45     1.31      1.24      1.28
    Excluding interest on deposits                                 4.63         4.19          4.65     3.73      3.58      3.77
  Ratio of earnings to fixed charges only (6)
    Including interest on deposits                                 1.59         1.46          1.50     1.34      1.26      1.31
    Excluding interest on deposits                                 6.98         5.77          6.46     4.73      4.55      5.04

Notes:

(1) Convertible preference shares totalling (pound)800 million, (euro)750 million and $1,900 million have not been included in the computation of diluted earnings per share as their effect is anti-dilutive. Interest payments on the perpetual regulatory securities may be settled by the issue of ordinary shares at the option of the Company and have not been included in the computation of diluted earnings per share as their effect is also anti-dilutive.
(2) The share prices at 31 December 1999, 30 September 1999, 30 September 1998 and 30 September 1997 have not been adjusted for the bonus issue, in July 2000, of Additional Value Shares in connection with the acquisition of NatWest.
(3) Return on average total assets represents net income available to ordinary shareholders as a percentage of average total assets.
(4) Return on average ordinary shareholders' equity represents net income available to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity, excluding non-equity shareholders' funds.
(5) Return on average tangible equity represents net income available for ordinary shareholders, after adjusting for integration costs and goodwill amortisation, expressed as a percentage of average ordinary shareholders' equity, excluding non-equity shareholders' funds, and assuming intangible fixed assets have been written off.
(6) For this purpose, earnings consist of income before taxes and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

                                                                    EXHIBIT 8.1



8.1  Principal subsidiaries of The Royal Bank of Scotland Group plc

The principal subsidiary undertakings of the Company are shown below. Their capital consists of ordinary and preference shares which are unlisted with the exception of certain preference shares issued by NWB Plc. RBS plc, NWB Plc and RBS Life Holdings are owned by the Company, and all of the other subsidiary undertakings are owned directly, or indirectly through intermediate holding companies, by RBS plc or by NWB Plc, and are all wholly-owned. All of these subsidiaries are included in the Group's consolidated financial statements and have an accounting reference date of 31 December.

                                                                                                            Country of
                                                                                                         incorporation
                                                                                                         and principal
                                                                                          Nautre of               area
                                                                                           business       of operation
                                                    -----------------------------------------------    ----------------

  The Royal Bank of Scotland plc                                                            Banking       Great Britain
  Citizens Financial Group, Inc.                                                            Banking                 USA
  Direct Line Insurance plc                                                               Insurance       Great Britain
  The Royal Bank of Scotland International Limited                                          Banking              Jersey
  National Westminster Bank Plc (1)                                                         Banking       Great Britain
  Coutts & Co (2)                                                                   Private banking       Great Britain
  Coutts Bank (Switzerland) Limited                                                 Private banking         Switzerland
  Greenwich Capital Markets Inc                                                       Broker dealer                 USA
  Lombard North Central PLC                      Banking, credit finance, leasing and hire purchase       Great Britain
  National Westminster Home Loans Limited                                     Home mortgage finance       Great Britain
  Ulster Bank Limited (3)                                                                   Banking    Northern Ireland
  RBS Life Holdings Limited                                                          Life assurance       Great Britain


Notes:
(1)  The Company does not hold any of the NatWest preference shares in issue.
(2)  Coutts & Co is incorporated with unlimited liability.
(3) Ulster Bank Limited and its subsidiary undertakings also operate in the Republic of Ireland.

                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorised.




                      The Royal Bank of Scotland Group plc
                      ------------------------------------
                                   Registrant







/s/ FRED WATT
----------------------
Fred Watt
Group Finance Director


11 April 2002