Form 20-F
period 2002-12-31
ROYAL BANK OF SCOTLAND GROUP PLC
filed 2003-03-19
CIK 844150

FORM 20-F

(Mark one)	☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR	☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended		31 December 2002

OR	☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

Commission file number		1-10306

The Royal Bank of Scotland Group plc
Scotland
42 St Andrew Square, Edinburgh EH2 2YE United Kingdom

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares Series B*, C*, D, E, F, G, H, I, J and K, each representing one Non-Cumulative Dollar Preference Share, Series B*, C*, D, E, F, G, H, I, J and K, respectively	New York Stock Exchange
Exchangeable Capital Securities, Series A	New York Stock Exchange
Non-Cumulative Dollar Preference Shares**	New York Stock Exchange
Dollar Perpetual Regulatory tier one securities, Series 1	New York Stock Exchange
*Redeemed on 30 January 2003
** Issuable upon exchange of the Exchangeable Capital Securities

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Non-cumulative convertible dollar preference shares - Series 1 to 3
Guarantee, relating to 10.125% Guaranteed Capital Notes Due 2004 of RBSG Capital Corporation:
Payment of Principal and Interest Guaranteed on a Subordinated Basis by The Royal Bank of Scotland Group plc (suspended)
Ordinary shares of 25 pence each
7.375% Reset Capital Securities
6.40% Subordinated Notes due 1 April 2009
6.375% Subordinated Notes due 1 February 2011
5% Subordinated Notes due 1 October 2014

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares of 25 pence each	2,900,861,071	Non-cumulative dollar preference shares, Series B to K*	106,000,000
Additional Value Shares	2,660,556,304	Non-cumulative convertible dollar preference shares, Series 1 to 3	1,900,000
11% cumulative preference shares	500,000	Non-cumulative convertible euro preference shares, Series 1	750,000
5 ½% cumulative preference shares	400,000	Non-cumulative convertible sterling preference shares, Series 1	200,000
*8,000,000 Series B and 16,000,000 Series C were redeemed on 30 January 2003

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
	☒	YES	☐	NO

Indicate by check mark which financial statement item the registrant has elected to follow.	☐	Item 17	☒	Item 18

Report and Accounts 2002

Incorporating the Annual Report on Form 20-F

Contents
Presentation of information
Forward-looking statements
1	Financial highlights
2	Chairman's statement
4	Group Chief Executive's review
6	Description of business
10	Operating and financial review
10	Critical accounting policies
10	Accounting developments
13	Overview of results
19	Analysis of results
27	Divisional performance
44	Integration information
46	Overview of balance sheet
48	Cash flow
49	UK GAAP compared with US GAAP
49	Capital resources
50	Risk management
72	Board of directors and secretary
74	Report of the directors
78	Corporate governance
80	Directors' remuneration report
90	Directors' interests in shares
91	Statement of directors' responsibilities
92	Independent auditors’ report to the members of The Royal Bank of Scotland Group plc
93	Accounting policies
96	Consolidated profit and loss account
98	Consolidated balance sheet
100	Statement of consolidated total recognised gains and losses
100	Reconciliation of movements in consolidated shareholders’ funds
101	Consolidated cash flow statement
102	Balance sheet – the company
103	Notes on the accounts
155	Five year financial summary
162	Additional information
167	Principal offices
168	Shareholder information
182	SEC Form 20-F cross reference guide
184	Glossary

Presentation of information

This report comprises the Report and Accounts of the company for the year ended 31 December 2002 and includes the information the company is required to provide to the Securities and Exchange Commission (“SEC”) in the United States on Form 20-F.

For the purposes of this report, and unless specified otherwise, the term ‘company’ means The Royal Bank of Scotland Group plc, ‘RBS’ or the ‘Group’ means the company and its subsidiary undertakings, ‘the Royal Bank’ means The Royal Bank of Scotland plc and ‘NatWest’ means National Westminster Bank Plc.

The company publishes its financial statements in pounds sterling (“£” or “sterling”). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United Kingdom (“UK”). Reference to ‘dollars’ or ‘$’ are to United States of America (“US”) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘€’ represents the ‘euro’, the European single currency and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

Certain information in this report is presented separately for domestic and foreign activities. Domestic activities primarily consist of UK domestic transactions of the Group. Foreign activities comprise the Group’s transactions conducted through those offices in the UK specifically organised to service international banking transactions and transactions conducted through offices outside the UK.

The geographic analysis in the average balance sheet and interest rates, changes in net interest income and average interest rates, yields, spreads and margins in this report have been compiled on the basis of location of office – UK and Overseas. Management believe that presentation on this basis provides more useful information on the yields, spreads and margins of the Group’s activities than would be provided by presentation on the basis of the domestic and foreign activities analysis used elsewhere in this report as it more closely reflects the basis on which the Group is managed. ‘UK’ in this context includes domestic transactions and transactions conducted through the offices in the UK which service international banking transactions.

The Group distinguishes its trading from non-trading activities by determining whether a business unit’s principal activity is trading or non-trading and then attributing all of that unit’s activities to one portfolio or the other. Although this method may result in some non-trading activity being classified as trading, and vice versa, the Group believes that any resulting misclassification is not material.

In this report, the terms ‘UK GAAP’ and ‘US GAAP’ refer to generally accepted accounting principles (“GAAP”) in the UK and the US respectively.

Forward-looking statements
Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘consider’, ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”), ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’ and similar expressions or variations on such expressions and sections such as ‘Chairman’s statement’, ‘Group Chief Executive’s review’, ‘Operating and financial review – Overview of results – Integration’, ‘Integration information’ and ‘Trend information’.

In particular,this document includes forward-looking statements relating,but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For a further discussion of certain risks faced by the Group,see Risk factors on page 9.

Financial highlights

Profit before tax, goodwill amortisation and integration costs (£m) The Group's profit before tax, goodwill amortisation and integration costs rose by 12% to £6,451 million.	Adjusted earnings per share (pence) Earnings per share, adjusted for goodwill amortisation, integration costs and the dividend on the Additional Value Shares increased by 13% to 144.1p.
Dividend per ordinary share
(pence)
The directors have recommended
a final dividend of 31.0p which, when
added to the interim dividend of 12.7p,
makes a total for the year of 43.7p, an
increase of 15%.

			Pro forma
	2002	2001(2)	2000(1,2)	2000(2)
for the year ended 31 December	£m	£m	£m	£m

Profit before tax, goodwill amortisation and integration costs	6,451	5,778	4,401	3,896
Profit before tax	4,763	4,252	3,327	2,970
Profit attributable to ordinary shareholders	1,971	1,868	1,768	1,572
Cost:income ratio (%) (3)	45.6	47.0	53.5	53.1
Basic earnings per share (pence)	68.4	67.6	66.5	66.9
Adjusted earnings per share (pence) (4)	144.1	127.9	101.8	101.2
Dividend cover (times) (5)	3.3	3.3	3.1	2.7

		2002	2001(2)	2000(2)
at 31 December		£m	£m	£m

Total assets		412,000	368,859	320,069
Loans and advances to customers		223,324	190,492	168,076
Shareholders’ funds		27,052	26,668	22,999
Risk asset ratio – tier 1 (%)		7.3	7.1	6.9
– total (%)		11.7	11.5	11.5

(1)	Notes: On a pro forma basis (see page 13).

(2)	Restated for the implementation of FRS 19 and the issuance of UITF 33. Details are set out on page 10.

(3)	Cost:income ratio represents operating expenses excluding goodwill amortisation and integration costs expressed as a percentage of total income.

(4)	Adjusted earnings per share is based on earnings per share adjusted for goodwill amortisation, integration costs and the Additional Value Shares dividend.

(5)	Dividend cover represents the total ordinary dividend expressed as a multiple of profit attributable to ordinary shareholders adjusted for goodwill amortisation, integration costs and the Additional Value Shares dividend.

To facilitate comparisons, the financial information and commentaries on the Group and divisional performances in the Operating and financial review are compared with the pro forma results for 2000, which have been prepared on the basis described on page 13, and with the statutory results for 2000.

page 2	Chairman's statement

In 2002 the Group continued to make good progress. The undoubted highlight was the completion of the NatWest IT integration on to the Royal Bank platform. This project – one of the largest integration projects ever undertaken worldwide – was completed ahead of schedule, with benefits well in excess of those promised to shareholders during the bid for NatWest.

In the US, the Mellon Regional Franchise was successfully integrated on to the Citizens platform, and again the project was completed ahead of schedule. The success of both these integration projects was a result of good planning, teamwork and sheer hard work on the part of our staff.

On a range of key measures of success including income, profitability, customer numbers, credit quality and return on capital the Group continues to perform well. This is particularly pleasing given that 2002 was by any standard a challenging year.

Financial performance
Profit before tax, goodwill amortisation and integration costs was up 12% to £6,451 million (2001 – £5,778 million). Total income grew by 16% to £16,815 million. Our cost:income ratio has again fallen, to 45.6%, down from 47.0% last year, as a result of our strong growth in income, tight control of our cost base and delivery of the benefits from integration. Adjusted earnings per share rose by 13% to 144.1p.

Dividend
The Board has recommended a final dividend for the year of 31.0p which, with the interim dividend of 12.7p, makes a total of 43.7p, an increase of 15%. Our second Additional Value Share dividend of 30.0p was paid on 2 December 2002.

Staff profit sharing The staff profit share for the year has been set at 10% of basic salaries, reflecting the overall strong financial performance of the Group.

Business developments
During 2002 we purchased Dixon Motors PLC which, as one of the UK’s largest car dealerships, complements Lombard’s existing activities. Direct Line continued its European expansion with the acquisition in Italy of the direct insurance business of Royal Insurance from Royal & Sun Alliance. Citizens Bank announced two further acquisitions in the past year, Medford Bancorp and Commonwealth Bancorp, making it the 17th largest bank by deposits in the US.

Board of directors
We were deeply saddened by the death of Viscount Younger of Leckie on 26th January 2003. Viscount Younger was an outstanding Chairman of the Group over 10 years which saw unparalleled growth and development, culminating in the takeover of NatWest. The business achievements of the Group during that time very much reflect the personal qualities and attributes he brought to the role: he inspired loyalty and warmth amongst his colleagues, as well as providing the Group with vision and leadership of the highest order.

On 1 June 2002, we appointed Colin Buchan as a non-executive director. Colin has spent most of his professional career with UBS Warburg from where he retired as Global Head of Equities.

Having participated in the Review of the Role and Effectiveness of Non-executive Directors undertaken by Derek Higgs during 2002, we are considering his recommendations to ensure that we continue to apply the highest standards of governance.

Economic outlook
While the UK economy is not as strong as it was 12 months ago, we do expect a moderate improvement in growth throughout 2003. Activity in the UK is underpinned by consumer and government spending, which seem set to continue. We expect to see the UK among the best performing industrialised nations again this year. The US economy has made steady progress after the traumas of 2001, aided by a substantial policy stimulus. The gradual improvement should continue in 2003, but the US economy is unlikely to achieve trend growth until next year.

That said, we are clearly in a period of heightened geopolitical and economic risk, which has resulted in increased volatility on many fronts. This continues to colour the sense of optimism which we would otherwise feel on the strength of the underlying fundamentals in the economies in which we principally operate.

Prospects
We remain focussed on building strategic options for the Group and growing income in ways which will provide value for our shareholders, customers and staff. I am confident that the strength, diversity and flexibility of the Group provides us with an excellent platform to build value in the future.

Sir George Mathewson Chairman

page 4	Group Chief Executive's review

The Group continued to make good progress both financially and operationally during 2002. As a result, we increased our Group profit before tax, goodwill amortisation and integration costs by 12%, adjusted earnings per share by 13% and our dividend per share by 15%.

Our business model recognises that, to deliver superior sustainable value to our shareholders, we need to do the same for our customers and our people.

Our customers
All divisions of the Group increased their customer numbers during 2002, arguably the clearest evidence that we are delivering value for our customers. Our divisions achieved consistently good results in various surveys of customer satisfaction, and won a number of awards for customer service. For example, in the important area of small businesses, NatWest was voted “Best Bank that I would recommend to a small business” in the NOP Opinion Formers Survey, while The Royal Bank of Scotland won the award for “Best Small Business Bank” from the Chartered Institute of Management Accountants.

Notwithstanding these pleasing results, there is, as always, no room for complacency and we continue to strive for improvements.

Our people
As ever, the success of the Group is only made possible by the efforts and achievements of our people. Each year, a survey is carried out by the independent firm International Survey Research, which evaluates employee opinion under a number of criteria and relative to various external benchmarks. The response rate to the latest survey was our best ever at 83%, significantly higher than the response rate of 75% to the previous survey.

The latest survey shows that we have further improved our performance from the very good level achieved in the last survey and continue to perform as well as a number of the world’s best companies. I am also pleased to report that we are again ahead of the UK financial services sector in every category and improved our performance relative to both the global financial services and global high performance norms.

Our shareholders
To create value for our shareholders, we concentrate on the simple fundamentals of growing our income and improving our efficiency, whilst disciplining ourselves to retain a bias away from activities and geographies which may bring undue volatility to our results.

During 2002 we grew income across the Group as a whole by 16%. Income growth was particularly strong in Citizens, Direct Line and Retail Direct. This growth was supported by increased customer numbers and business volumes: the Group’s net interest margin remained stable at 3.1% (2001 – 3.1%). A more detailed review of the performance of our individual businesses is outlined later in this document.

In addition to growing its income, the Group improved its efficiency in 2002. On a comparable basis, the Group cost:income ratio improved further to 45.0% (2001 – 47.0%), and to 45.6% including acquisitions, a level that keeps us at the forefront of efficiency when compared to similar banks in the UK and internationally. This represents a substantial improvement since 1999, when the pro forma cost:income ratio for the enlarged Group, including NatWest, was almost 60%.

Provisions for bad debts were higher in 2002 than in 2001, reflecting the deterioration in the short-term economic environment. However, during 2002, provisions continued at a rate consistent with the second half of 2001 and the growth in our loan portfolio. As ever we remain focussed on ensuring that our balance sheet carries adequate provision for bad debts and our provision coverage remains at 81% of risk elements in lending.

Integration
The large and complex NatWest IT integration was completed successfully in October 2002, several months ahead of schedule. In recognition of this outstanding achievement, an integration bonus amounting to 5% of salary was paid to all employees whose business units were involved in integration.

Last year we announced increased targets for annual transaction benefits amounting to £2,030 million (formerly £1,730 million). These transaction benefits had been fully implemented by February 2003, although their full impact will not show through to profits until 2004.

Our achievements in integration are without doubt one of the principal highlights of the last year. It would however, be a pity if the successful integration were to obscure the strong underlying organic growth which took as much planning, teamwork and effort to be achieved.

Review of divisions
Corporate Banking and Financial Markets increased its contribution before manufacturing costs by 6% to £3,203 million (2001 – £3,024 million). Corporate Banking and Financial Markets maintained leading positions in the UK in corporate lending, leasing, deposits, payments, derivatives and foreign exchange and across a wide range of specialised corporate banking activities. Outside the UK, the division achieved good growth in Continental Europe through its offices in Paris, Frankfurt, Milan and Madrid. In the US, the division improved its already strong position in US treasuries and asset-backed securities.

Retail Banking increased its contribution before manufacturing costs by 8% to £3,019 million (2001 – £2,807 million). Retail Banking increased its total personal customers by 3% to 13.1 million (2001 – 12.7 million) and total small business customers by 3% to 1.1 million. Both The Royal Bank of Scotland and NatWest achieved good growth in current accounts, including packaged current accounts, mortgages, personal loans and deposits and small business loans and deposits. NatWest maintained its market leading position for small business relationships.

Retail Direct increased its contribution before manufacturing costs by 27% to £701 million (2001 – £551 million). Retail Direct increased its credit card accounts by 4% to 9.5 million (2001 – 9.1 million), while increasing both credit card balances and fee income associated with these accounts. Tesco Personal Finance grew its customer account base by 29% to 3.4 million (2001 – 2.6 million). The One account’s (formerly Virgin One) average mortgage balances increased by 36% to £4.3 billion (2001 – £3.1 billion).

Manufacturing costs increased by 7% to £1,682 million (2001 – £1,568 million). Within this amount, technology costs were up by 5% to £662 million (2001 – £632 million) and customer support and other operations were also up by 5% to £492 million (2001 – £469 million), both reflecting increased volumes and scope across a wide range of activities. Manufacturing completed the conversion of NatWest systems on to the RBS IT platform in October 2002, some months ahead of the original target.

Wealth Management contribution declined by 6% to £432 million (2001 – £459 million), principally due to reduced fee income reflecting lower stock market values. However, Coutts, which is investing in its UK regional branch network, increased its total customer base by 5% to over 75,000. Offshore Banking launched a new expatriate service offering a full range of banking and investment services.

Direct Line Group increased its contribution by 36% to £355 million (2001 – £261 million). Direct Line Group increased its UK motor insurance policies (including those sold through Tesco Personal Finance) by 16%, to 4.7 million (2001 – 4.0 million) and its UK home insurance policies by 17%, to 1.6 million (2001 – 1.4 million). In Continental Europe, Direct Line businesses in Spain, Italy and Germany doubled their total policy numbers to 1.2 million (2001– 0.6 million).

Ulster Bank increased its contribution by 7% to £244 million (2001 – £229 million). Ulster Bank increased its personal current accounts by 5% and business current accounts by 2%, mainly in the Republic of Ireland. During the year Ulster Bank completed its transformation programme, Project Horizon, which was designed to increase focus on customers across its branch network.

Citizens increased its contribution by 53% to £766 million (2001 – £501 million). Citizens increased its personal customer base by 13% to 2.0 million (2001 – 1.8 million), partly by increasing its distribution capacity through supermarkets. Citizens also increased its business customers by 6% to 197,000 (2001 – 185,000). In August 2002, Citizens successfully completed the conversion to its own systems of Mellon Financial Corporation’s regional banking franchise. Citizens also acquired Medford Bancorp, New England – completing conversion in December 2002 – and announced the acquisition of Commonwealth Bancorp, Pennsylvania in September 2002.

Outlook
International uncertainty inevitably casts something of a shadow over an otherwise reasonable prognosis for the key economies in which we operate. Whilst we have no particular insights as to how events might unfold, it is clear that the strength, diversity and flexibility of our Group present many options for future growth not only in the UK, but also in the US and in Continental Europe.

By continuing to focus on the fundamentals of credit quality, income growth and improving efficiency, we are confident that we can continue to deliver superior sustainable value to our shareholders, our customers and our people.

Fred Goodwin Group Chief Executive

page 6	Description of business

Introduction
The Royal Bank of Scotland Group plc is the holding company of one of the world’s largest banking and financial services groups, with a market capitalisation of £43 billion at the end of 2002. Headquartered in Edinburgh, the Group operates in the UK and internationally through its two principal subsidiaries, The Royal Bank of Scotland plc (“the Royal Bank”), and National Westminster Bank Plc (“NatWest”), which it acquired on 6 March 2000. Both the Royal Bank and NatWest are major UK clearing banks whose origins go back over 275 years. The Group has a large and diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers.

The Group had total assets of £412 billion and ordinary shareholder’s equity of £23.5 billion at 31 December 2002. RBS is strongly capitalised with a total capital ratio of 11.7% and tier 1 capital ratio of 7.3% as at 31 December 2002.

Organisational structure and business overview
The Group’s activities are organised in the following business divisions: Corporate Banking and Financial Markets, Retail Banking, Retail Direct, Manufacturing, Wealth Management, Direct Line Group, Ulster Bank, Citizens and the Centre. A description of each of the businesses is given below.

Corporate Banking and Financial Markets (“CBFM”) is the largest provider of banking services to medium and large businesses in the UK and the leader in the UK in asset finance. It provides an integrated range of products and services to mid-sized and large corporate and institutional customers in the UK and overseas, including corporate and commercial banking, treasury and capital markets products, structured and leveraged finance, trade finance, leasing and factoring.

Financial Markets provides corporate and institutional customers with treasury services, including global interest rate derivatives trading, bond origination and trading, sovereign debt trading, futures brokerage, foreign exchange, money market, currency derivative and rate risk management services. It also engages in similar activities for its own account, and provides treasury services support to the Group. RBS Greenwich Capital, with headquarters in Connecticut, US, delivers debt market solutions tailored to meet the needs of companies and institutions around the world.

On 1 January 2002, Ulster Bank’s leasing business was transferred to CBFM and in May 2002, Lombard, the leasing arm of CBFM, completed the acquisition of Dixon Motors PLC, one of the UK’s largest car dealerships.

Retail Banking provides a wide range of banking, insurance and related financial services to individuals and small businesses. These services are delivered from a network of Royal Bank and NatWest branches throughout Great Britain and through the telephone, ATMs and the internet. It also has complementary subsidiary businesses covering life assurance and pensions.

In the personal banking market, Retail Banking offers money transmission, savings and loan facilities. In the small business banking market, Retail Banking provides a range of services which includes money transmission and cash management, short, medium and long-term finance and retail and wholesale deposit-taking products.

In December 2002, the Royal Bank acquired Royal Bank of Scotland Unit Trust Management Limited and Royal Bank of Scotland Portfolio Management Limited.

Retail Direct issues a comprehensive range of credit, charge and debit cards to personal and corporate customers and engages in merchant acquisition and processing facilities for retail businesses. It also includes Tesco Personal Finance (“TPF”), The One account (formerly Virgin One), Direct Line Financial Services (“DLFS”), Lombard Direct, the Group’s internet banking platform, the Primeline brand and in Europe, the Comfort Card businesses, all of them offering products to customers through direct channels. In June 2002, Retail Direct completed the acquisition of the remaining interest that it did not previously own in WorldPay Limited, a well established provider of payment services to businesses trading through the internet.

Manufacturing supports the customer facing businesses, mainly CBFM, Retail Banking and Retail Direct, and provides operational technology, customer support in telephony, account management and money transmission, global purchasing, property and other services.

Manufacturing drives optimum efficiencies in high volume processing activities, leverages the Group’s purchasing power and has become the centre of excellence for managing large scale and complex change such as integration.

Wealth Management comprises Coutts Group, Adam & Company and the offshore banking businesses, The Royal Bank of Scotland International and NatWest Offshore. The Coutts Group focuses on private banking. The offshore businesses deliver retail banking services to local and expatriate customers, and corporate banking and treasury services to corporate, intermediary and institutional clients. Adam & Company is a private bank operating primarily in Scotland.

In September 2002, Wealth Management sold 50% of its interest in NatWest Stockbrokers Limited to TD Waterhouse, part of Toronto Dominion Bank of Canada.

Direct Line Group sells and underwrites retail and wholesale insurance on the telephone and the internet. The Retail Division sells general insurance and motor breakdown services direct to the customer and UKI Partnerships (formerly Green Flag) is a leading wholesale provider of insurance and motoring related services. Through its International Division, Direct Line sells insurance in Spain, Germany, Italy and Japan. The acquisition of Royal & Sun Alliance’s direct motor insurance operation in Italy was completed in September 2002, making Direct Line the leading direct motor insurer in Italy.

Ulster Bank provides a comprehensive range of retail and wholesale financial services in Northern Ireland and the Republic of Ireland. Retail Banking has a network of branches throughout Ireland and operates in the personal, commercial and wealth management sectors. Corporate Banking and Financial Markets provides a wide range of services in the corporate and institutional markets. On 1 January 2002, Ulster Bank’s leasing business was transferred to CBFM.

Citizens is engaged in retail and corporate banking activities through its branch network in the states of Rhode Island, Connecticut, Massachusetts, New Hampshire, Pennsylvania, Delaware and New Jersey. Citizens is the second largest bank in New England and the 17th largest commercial bank in the US measured by deposits. Citizens provides a full range of retail and corporate banking services, including personal banking, residential mortgages and home equity loans. In addition, Citizens engages in a wide variety of commercial loans (including real estate), consumer lending, credit card services, trust services and retail investment services. Citizens also operates subsidiaries primarily engaged in equipment lease financing.

In October 2002, Citizens completed the acquisition of Medford Bancorp Inc, a Massachusetts savings bank, and in January 2003, completed the acquisition of Pennsylvania based commercial bank, Commonwealth Bancorp Inc.

The Centre comprises group and corporate functions which provide services to the operating divisions.

Competition The company and its subsidiaries are subject to intense competition in all aspects of their business. In the UK, the Royal Bank and NatWest’s principal competitors are other clearing banks, building societies (which are similar to savings and loans associations in the US) and the other major international banks.

Competition to serve corporate and institutional customers in the UK remains strong. In addition to the UK clearing bank groups, large US and European financial institutions are also active and offer combined investment and commercial banking capabilities. The capital markets continue to innovate and provide a broad range of financing and risk management solutions for corporate customers. In asset finance, Lombard competes with both banks and specialised asset finance providers.

In the small business banking market, the Group competes with other UK clearing bank groups, with specialised finance providers and building societies. During 2002, competition within small business banking remained strong as former building societies continued to develop their offerings.

In the personal banking market, competition remains intense. In addition to UK banks and building societies, major retailers, life assurance companies and internet-only players are active in the market. NatWest Life and Royal Scottish Assurance compete with Independent Financial Advisors and life assurance companies. The competitive situation in the long term savings market is dynamic due to regulatory changes and the impact of highly volatile securities markets on both customer confidence and traditional with-profits life assurance companies’solvency.

The UK credit card market is highly competitive. Major retailers, utilities and specialist card issuers, including the major US operators, are active in the market in addition to UK banks and building societies. Competition is across a range of dimensions, including aggressive pricing, loyalty and reward schemes and packaged benefits. In addition to physical distribution channels, providers compete through direct marketing activity and increasingly, the internet.

In Wealth Management, The Royal Bank of Scotland International and NatWest Offshore compete with other UK and international banks to offer offshore banking services. Coutts Group and Adam & Company compete as private banks with UK clearing and private banks and with international private bankers. Difficult market conditions have seen some retrenchment of competitive activity, particularly in the ‘mass-affluent’ segment.

Direct Line competes in personal insurance. The market is highly competitive, particularly the motor segment. Direct Line faces competition from a range of insurance companies who now operate telephone and internet direct sales business. Direct Line also competes in the direct motor insurance markets in Spain, Italy, Germany and Japan.

In Northern Ireland and the Republic of Ireland, Ulster Bank competes in retail and commercial banking with the major Irish banks and building societies, and with other UK and international banks and building societies active in the market. Competition is intensifying as both UK and Irish institutions seek to expand their businesses.

page 8	Description of business continued

In the United States, Citizens, through its banking subsidiaries, competes primarily in New England, and from December 2001, in Pennsylvania, in retail and mid-corporate banking markets with local and regional banks and other financial institutions. The Royal Bank of Scotland Group also competes in the US through RBS Greenwich Capital and branches of RBS and NatWest, in large corporate lending and specialised finance markets, and in fixed-income trading and sales. Competition is principally with the large US commercial and investment banks and international banks active in the US.

In other international markets, principally in continental Europe, the Group faces competition from the leading domestic and international institutions active in the relevant national markets.

Risk factors
Set out below are certain risk factors which could affect the Group’s future results and cause them to be materially different from expected results. The Group’s results could also be affected by competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

The financial performance of the Group is affected by borrower credit quality and general economic conditions, in particular in the UK Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group’s businesses. Adverse changes in the credit quality of the Group’s borrowers and counterparties or a general deterioration in UK or global economic conditions, or arising from systemic risks in the financial systems, could affect the recoverability and value of the Group’s assets and require an increase in the provision for bad and doubtful debts and other provisions.

Changes in interest rates,foreign exchange rates,equity prices and other market factors affect the Group’s business The most significant market risks the Group faces are interest rate, foreign exchange and bond and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs. Changes in currency rates, particularly in the sterling-dollar and sterling-euro exchange rates, affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by the Group’s non-UK subsidiaries, mainly Citizens, RBS Greenwich Capital and Ulster Bank, and may affect income from foreign exchange dealing. The performance of financial markets may cause changes in the value of the Group’s investment and trading portfolios. The Group has implemented risk management methods to mitigate and control these and other market risks to which the Group is exposed. However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group’s financial performance and business operations.

The Group’s insurance businesses are subject to inherent risks involving claims provisions Future claims in the Group’s general and life assurance business may be higher than expected as a result of changing trends in claims experience resulting from catastrophic weather conditions, demographic developments, changes in mortality and other causes outside the Group’s control. Such changes would affect the profitability of current and future insurance products and services. The Group re-insures some of the risks it has assumed.

Operational risks are inherent in the Group’s business The Group’s businesses are dependent on the ability to process a very large number of transactions efficiently and accurately. Operational risk and losses can result from fraud, errors by employees, failure to document transactions properly or to obtain proper internal authorisation, failure to comply with regulatory requirements and Conduct of Business rules, equipment failures, natural disasters or the failure of external systems, for example, the Group’s suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures and to staff training, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling each of the operational risks faced by the Group.

Each of the Group’s businesses is subject to substantial regulation and regulatory oversight.Any significant regulatory developments could have an effect on how the Group conducts its business and on the Group’s results of operations The Group is subject to financial services laws, regulations, administrative actions and policies in each location in which the Group operates. This supervision and regulation, in particular in the UK, if changed could materially affect the Group’s business, the products and services offered or the value of assets.

The Group’s future growth in earnings and shareholder value depends on strategic decisions regarding organic growth and potential acquisitions The Group devotes substantial management and planning resources to the development of strategic plans for organic growth and identification of possible acquisitions, supported by substantial expenditure to generate growth in customer business. If these strategic plans do not meet with success, the Group’s earnings could grow more slowly or decline.

page 10	Operating and financial review

Critical accounting policies
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The Group’s principal accounting policies are set out on pages 93 to 95. UK company law and accounting standards require the directors, in preparing the Group’s financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. Where UK GAAP allows a choice of policy, Financial Reporting Standard (“FRS”) 18 ‘Accounting Policies’ requires an entity to adopt those policies judged to be most appropriate to its particular circumstances for the purpose of giving a true and fair view.

The judgements and assumptions involved in the Group’s accounting policies that are most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by the Group would affect its reported results.

Loans and advances – provisions for bad and doubtful debts The Group provides for losses existing in its lending book so as to state its loan portfolio at its expected ultimate net realisable value. Specific provisions are established against individual exposures and the general provision covers advances impaired at the balance sheet date but which have not been identified as such. For exposures that are individually assessed, the specific provision is determined from a review of the financial condition of the counterparty and any guarantor and takes into account the value of any security. For certain portfolios of homogeneous loans, specific provisions are established on a portfolio basis, based on historical loss experience and the level of arrears. The general provision is assessed in the light of general economic conditions, the size and diversity of the Group’s portfolio, a review of internal credit risk classifications and the scope of specific provisioning procedures.

The determination of the Group’s specific and general bad debt provisions involves numerous estimates and judgements. These include the identification of deteriorating loans, the amounts and timing of loan cash flows and the realisable value of collateral.

Loans and advances – recognition of interest income Interest is accrued on loans and advances unless its receipt is in significant doubt. Doubtful interest is not credited to the profit and loss account but to an interest in suspense account. Interest is not accrued on loans that have been written off.

Fair value Securities and derivatives held for trading purposes are carried at fair value with changes in this value reflected in the profit and loss account. Fair values are based on quoted market prices where available. If quoted prices are not available for an instrument, fair value is determined from market prices for its components using appropriate pricing models. Where the Group’s position is of such a size that the price obtainable would be materially different from the quoted price, the quoted price is adjusted based on management’s estimate of the price that the Group would realise from the holding in current market conditions. Where instruments such as over-the-counter derivatives are valued using pricing models, the value of the instrument and changes in that value are affected by the model and its underlying assumptions.

General insurance claims The Group makes provision for the full cost of settling outstanding claims at the balance sheet date, including claims estimated to have been incurred but not yet reported at that date and claims handling expenses. Provisions are determined by management based on experience of claims settled and on statistical models which require certain assumptions to be made regarding the incidence, timing and amount of claims and any specific factors such as adverse weather conditions.

Goodwill The Group capitalises acquired goodwill and amortises it over its useful economic life. Under UK GAAP, there is a rebuttable presumption that the useful economic life of purchased goodwill is limited and does not exceed 20 years from the date of acquisition.

Accounting developments
UK GAAP The Group has implemented FRS 19 ‘Deferred Tax’ which requires recognition of deferred tax assets and liabilities on all timing differences, with specified exceptions. Previously, provision was made for deferred tax only to the extent that timing differences were expected to reverse and the deferred tax liability crystallise in the foreseeable future. The effect of adopting the new policy is to increase the tax charge for 2002 by £45 million and to reduce profit and loss account reserves at 31 December 2002 by £162 million. Prior periods have been restated as follows:

			Pro forma
	2001	2000	2000
	£m	£m	£m

Decrease in profit and loss account reserves at 31 December	(117)	(117)	(117)
Increase in deferred tax asset at 31 December	77	65	65
Increase in deferred tax liability at 31 December	194	182	182
Increase in tax charge for the year	-	21	6

Following the issuance of Urgent Issues Task Force Abstract 33 ‘Obligations in capital instruments’ (“UITF 33”) in February 2002, the Group has reclassified its perpetual regulatory tier one securities, issued in August 2001, from non-equity shareholders’ funds to subordinated liabilities and the interest on these securities (£60 million in 2002) is now included in interest payable rather than non-equity dividends. Comparative figures have been restated resulting in an increase in interest payable of £23 million in 2001, a reduction in non-equity shareholders’ funds of £835 million, an increase in undated loan capital of £820 million and an increase in accruals and deferred income of £15 million as at 31 December 2001.

International Financial Reporting Standards (“IFRS”) In June 2002, the European Parliament and Council of the European Union issued a Regulation that will require all EU listed companies to prepare their consolidated accounts in accordance with IFRS rather than existing national GAAP. The Regulation takes effect from 2005, consequently the accounting framework under which the Group reports will change. The Group will produce its consolidated accounts in accordance with IFRS for the year ended 31 December 2005.

US GAAP The following USGAAP developments have no material affect on the Group’s USGAAP reporting.

In April 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) 145 ‘Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections’. SFAS 145 rescinds existing requirements for accounting for extinguishments of debt, removes an inconsistency in the existing requirements for accounting by lessees for certain lease amendments, and makes other technical corrections to existing statements.

In October 2002, the FASB issued SFAS 147 ‘Acquisitions of Certain Financial Institutions’. SFAS 147 requires certain acquisitions that fell within the scope of SFAS 72 ‘Accounting for Certain Acquisitions of Banking or Thrift Institutions’ to be accounted for in accordance with SFAS 141 ‘Business Combinations’, and includes transitional provisions to deal with unidentified intangible assets recognised under SFAS 72. SFAS 147 is effective from 1 October 2002.

The Group is currently considering the effect, if any, of the following US GAAP developments on its USGAAP reporting.

In July 2002, the FASB issued SFAS 146 ‘Accounting for Costs Associated with Exit or Disposal Activities’. SFAS 146 addresses the recognition and measurement of employee termination costs, contract termination costs and other costs associated with exit or disposal activities, and related disclosures. SFAS 146 is applicable to exit and disposal activities initiated after 31 December 2002.

In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45 ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34’. FIN 45 requires guarantees entered into or modified after 31 December 2002 to be recognised and measured initially at their fair value. The Group is reviewing the initial recognition and measurement requirements of this Statement to assess their effect on its US GAAP reporting.

In December 2002, the FASB issued SFAS 148 ‘Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123’. SFAS 148 addresses the treatment of a voluntary change in accounting for stock-based employee compensation from the intrinsic value method under APB Opinion No. 25, ‘Accounting for Stock Issued to Employees’, to the fair value based method under SFAS 123. The Group is currently not contemplating moving to accounting for stock-based compensation using the fair value based method of SFAS.

In January 2003, the FASB issued FASB Interpretation No. 46 ‘Consolidation of Variable Interest Entities, an interpretation of ARB No. 51’. FIN 46 addresses accounting for variable interest entities, which are entities where the equity investment at risk is not sufficient to permit the entity to finance its activities without subordinated support from other parties to absorb losses, or where the equity investors lack certain essential characteristics of a controlling financial interest. FIN 46 requires the primary beneficiary of a variable interest entity to consolidate that entity. An enterprise is the primary beneficiary of a variable interest entity if it holds an interest that will absorb the majority of its expected losses or receive a majority of its expected residual returns. FIN 46 requires the holder of a significant variable interest in a variable interest entity to make certain disclosures. The requirements of FIN 46 apply to new variable interest entities created after 31 January 2003, or where the reporting entity acquires an interest after that date, and to other variable interest entities in the first fiscal year or interim period beginning after 15 June 2003.

However, FIN 46 requires disclosures in financial statements issued after 31 January 2003 about variable interest entities that, when FIN 46 becomes effective, it is reasonably possible that the reporting enterprise will consolidate or about which the enterprise will disclose information in accordance with FIN 46. The Group has undertaken a review to identify variable interest entities in which it is the primary beneficiary or in which it has a significant variable interest. The Group has concluded that it is reasonably possible that it is the primary beneficiary of, or has a significant interest in a number of commercial paper conduits and other asset securitisation vehicles that meet FIN 46’s definition of a variable interest entity. These entities acquire financial assets from third parties or from the Group funded by the issue of commercial paper or other debt instruments. The Group

page 12	Operating and financial review continued

supplies certain administrative services and provides credit enhancement, liquidity facilities and derivative transactions to some or all of the entities on an arm’s length basis. In the case of the commercial paper conduits, the Group provides programme wide credit enhancement by letters of credit or loan facilities across all tranches of assets funded by conduits. The Group provides funding in the form of reverse repurchase agreements on bonds owned by one variable interest entity. At 31 December 2002, the Group held loan notes issued by these entities with a principal amount of £19 million, had outstanding undrawn liquidity lines amounting to £3.6 billion, and total rate of return swaps with a notional amount of £0.7 billion. The Group’s maximum exposure to loss, in the event of non-performance of the entire portfolio of assets in these entities and if all counterclaims proved valueless, is represented by the contractual amount of these instruments.

As experience with FIN 46 develops, the Group is continuing to review its existing interests to identify other variable interest entities in which the Group may have a significant variable interest or of which the Group may be the primary beneficiary.

Overview of results
In the review and analysis of results on pages 14 to 26, the Group’s 2002 results are compared with 2001. In addition, the 2001 results are compared with 2000 on both a pro forma and a statutory basis. The acquisition of NatWest had a significant effect on the Group’s financial position in 2000. Pro forma results for the year ended 31 December 2000 were prepared on the assumption that NatWest was acquired on 1 January 2000, and a number of other assumptions detailed below. Management believes that this approach facilitates relevant and meaningful comparisons and provides a benchmark against which the Group’s current and future performance can be judged.

Basis of presentation and preparation of results

(1)	Basis of presentation The results for the three years ended 31 December 2002 have been presented on the following basis:

•	Operating profit is stated before goodwill amortisation and integration costs which are shown separately on the face of the profit and loss account.

•	Integration costs comprise expenditure incurred in respect of cost reduction and revenue enhancement targets set in connection with the acquisition of NatWest, costs of integrating the regional retail and commercial banking operations acquired from Mellon Financial Corporation in December 2001 (“the Mellon Regional Franchise”), together with expenditure incurred on the related cost reduction and revenue enhancement targets, and the costs of integrating Medford Bancorp Inc. acquired in October 2002.

(2)	Basis of preparation of 2000 pro forma results The pro forma results for 2000 have been prepared on the basis set out below:

•	They incorporate the full year results of NatWest for 2000 and assume that the fair value adjustments were made on 31 December 1999.

•	Goodwill arising on the acquisition of NatWest of £11,483 million has been amortised over its estimated economic life of 20 years.

Goodwill arising on other acquisitions made by the Group after 1 January 2000 has been amortised from the effective dates of acquisition, generally also over 20 years. Goodwill arising on acquisitions prior to 1 January 2000 was written off directly to reserves and has not been reinstated, as permitted by FRS 10.

•	A surplus of £1,070 million in NatWest Pension Funds has been amortised, from 1 January 2000, over the estimated average remaining service life of members of the schemes.

•	An adjustment has been made to reflect the net funding of the acquisition of NatWest as if acquired on 1 January 2000. The net funding comprises cash paid and loan notes issued to NatWest shareholders of £7,349 million and fees and expenses relating to the acquisition of £176 million less net proceeds of £3,910 million from the issue of new ordinary and preference shares and £20 million of proceeds from the exercise of options over NatWest ordinary shares.

•	The results of NatWest businesses disposed of since 1 January 2000 and the profit arising on their sale have been excluded from the pro forma results. The principal disposals were Gartmore and the venture capital investments of NatWest. A funding adjustment has been made to recognise the benefit of estimated net proceeds of £1,500 million assuming that these funds were received on 1 January 2000.

The derivation of the pro forma results for 2000 is set out on page 160.

page 14	Operating and financial review continued

Summary consolidated profit and loss account for the year ended 31 December 2002
The profit and loss account set out below shows goodwill amortisation and integration costs separately. In the statutory profit and loss account on pages 96 and 97, these items are included in the captions prescribed by the Companies Act.

							Pro forma
	2002		2001*		2000*		2000*
	£m		£m		£m		£m

Net interest income	7,849		6,846		5,286		5,929

Dividend income	58		54		44		46
Fees and commissions receivable	5,308		4,735		3,614		4,079
Fees and commissions payable	(965)		(930)		(706)		(804)
Dealing profits	1,462		1,426		933		1,131
Other operating income	1,209		1,052		874		998

	7,072		6,337		4,759		5,450
General insurance premium income - net	1,894		1,375		950		979

Non-interest income	8,966		7,712		5,709		6,429

Total income	16,815		14,558		10,995		12,358

Staff costs	3,942		3,461		3,019		3,440
Other operating expenses	3,727		3,380		2,815		3,174

Operating expenses	7,669		6,841		5,834		6,614

Profit before other operating charges	9,146		7,717		5,161		5,744
General insurance claims – net	1,350		948		673		698

Operating profit before provisions	7,796		6,769		4,488		5,046
Provisions for bad and doubtful debts	1,286		984		550		602
Amounts written off fixed asset investments	59		7		42		43

Profit before goodwill amortisation and integration costs	6,451		5,778		3,896		4,401
Goodwill amortisation	731		651		537		640
Integration costs	957		875		389		434

Profit before tax	4,763		4,252		2,970		3,327
Tax	1,556		1,537		1,054		1,177

Profit after tax	3,207		2,715		1,916		2,150
Minority interests (including non-equity)	133		90		50		54
Preference dividends - non-equity	305		358		294		328

	2,769		2,267		1,572		1,768
Additional Value Shares dividend - non-equity	798		399		-		-

Profit attributable to ordinary shareholders	1,971		1,868		1,572		1,768

Earnings per ordinary share	68.4	p	67.6	p	66.9	p	66.5	p
Additional Value Shares dividend	27.7	p	14.5	p	-		-

	96.1	p	82.1	p	66.9	p	66.5	p
Goodwill amortisation	24.2	p	23.2	p	22.4	p	23.6	p
Integration costs	23.8	p	22.6	p	11.9	p	11.7	p

Adjusted earnings per ordinary share	144.1	p	127.9	p	101.2	p	101.8	p

*	restated (see page 10)

Profit RBS increased its profit before tax, goodwill amortisation and integration costs by 12%, or £673 million, from £5,778 million to £6,451 million.

After goodwill amortisation and integration costs, profit before tax was up 12%, from £4,252 million to £4,763 million. Integration costs relating to NatWest, the Mellon Regional Franchise and Medford Bancorp Inc. (“Medford”) were £957 million against £875 million in 2001.

Total income RBS continued to achieve strong growth in income. Total income at £16,815 million was up by 16%, or £2,257 million. Excluding acquisitions, total income rose by 12%.

Citizens increased its income by 53% (15% underlying growth, excluding the effect of acquisitions and exchange rate fluctuations), Direct Line Group by 39% (34% excluding acquisitions) and Retail Direct by 16%.

Corporate Banking and Financial Markets income was up by 11%, notwithstanding Financial Markets’ strong performance in 2001 when it benefited from market volatility and falling interest rates.

Retail Banking grew its income by 8% and Ulster Bank by 8%. Income in Wealth Management declined 3% as the effect of lower stock market values on activity levels and fees more than offset the benefit from increased customer numbers and volumes.

Net interest income Net interest income increased by 15%, or £1,003 million, to £7,849 million. Net interest income accounted for 47% of total income. Average interest-earning assets of the banking business increased by 14%.

Net interest margin The Group’s net interest margin remained stable at 3.1%. Improved lending margins offset the downward pressure on deposit margins arising from lower interest rates.

Non-interest income Non-interest income increased by 16%, or £1,254 million, to £8,966 million. Non-interest income accounted for 53% of total income.

Fees and commissions receivable were up 12%, or £573 million. Volume driven increases in lending fees and continued strong growth in fee paying current accounts contributed to the increase. Dealing profits at £1,462 million were up £36 million, 3%, on the strong performance in 2001. The increase in dealing profits resulted from customer led business growth and higher revenues from trading in interest rate instruments. Other operating income was £157 million, 15% higher mainly due to the expansion of CBFM’s operating lease business. General insurance premium income, after reinsurance, rose by 38%, or £519 million reflecting Direct Line Group’s organic growth and acquisitions in Continental Europe.

Operating expenses Operating expenses, excluding goodwill amortisation and integration costs, rose by 12%, or £828 million, to £7,669 million. Excluding acquisitions, operating expenses were up 7%, £469 million in support of strong growth in business volumes.

Cost:income ratio Strong income growth coupled with tight cost management resulted in a further improvement in the Group’s cost:income ratio, to 45.6% from 47.0%. Excluding the effect of acquisitions, the cost:income ratio improved to 45.0%.

Net insurance claims General insurance claims, after reinsurance, increased by 42%, or £402 million, to £1,350 million reflecting significant volume growth and acquisitions at Direct Line.

Provisions The profit and loss charge for provisions was £1,345 million compared with £991 million in 2001. The charge for the two halves of the year was consistent with the second half of 2001.

Bad debt provisions amounted to £1,286 million compared with £984 million in 2001. The charge reflects overall growth in lending and, as in the second half of 2001, is particularly influenced by provisions required against a number of specific corporate situations. Amounts written off fixed asset investments, largely in the first half of the year, were £59 million against £7 million in 2001.

Total balance sheet provisions for bad debts amounted to £3,927 million at 31 December 2002, up 8% from £3,653 million at 31 December 2001.

page 16	Operating and financial review continued

Credit quality Overall credit quality remains strong with no material change in the distribution by grade of the Group’s total risk assets compared with the position at the previous year end.

Risk elements in lending amounted to £4,871 million at 31 December 2002, up 8% from £4,493 million at 31 December 2001, and up 2% from £4,791 million at 30 June 2002.

Total provision coverage (the ratio of total balance sheet provisions to risk elements in lending) at 31 December 2002 was maintained at 81%.

Risk elements in lending and potential problem loans in aggregate amounted to £6,054 million, an increase of 9% over 31 December 2001 and 1% over 30 June 2002.

Integration The Group successfully completed the conversion of NatWest IT systems on to the RBS technology platform in October 2002. This programme ran for 30 months and involved more than 4,000 staff, culminating in the migration of a customer base three times the size of the Royal Bank of Scotland on to a single technology platform. The scale and complexity of this project are without precedent.

Annualised revenue benefits of £805 million and annualised cost savings of £1,350 million were delivered by December 2002. In addition, by February 2003 all integration initiatives had been completed. As a result the full programme annualised benefits, comprising £890 million revenue benefits and £1,440 million cost savings, have been achieved less than three years after the acquisition of NatWest.

Cumulative combined revenue and cost benefits to the profits for the period 2000 to 2002 amounted to £3.6 billion, which is £1.1 billion ahead of the original plan.

In the US, Citizens completed the IT integration of the Mellon Regional Franchise in August 2002, earlier than planned. Benefits from this transaction have been delivered more quickly than was envisaged, and are on track to be delivered in full.

Earnings and dividends Earnings per ordinary share, adjusted for goodwill amortisation, integration costs and the dividend on Additional Value Shares (“AVS”), increased by 13% from 127.9p to 144.1p. Basic earnings per ordinary share increased by 1% from 67.6p to 68.4p, reflecting the increase in the AVS dividend paid during the year.

A second dividend of 30.0p per share was paid on 2 December 2002 to the holders of AVS issued in connection with the acquisition of NatWest. By the end of 2002, a total of 45.0p per AVS had been paid, in accordance with the original payment schedule. The third and final AVS dividend, if declared by the directors, of 55.0p per AVS will be paid on 1 December 2003.

A final dividend of 31.0p per ordinary share is recommended, resulting in a total ordinary dividend for the year of 43.7p per ordinary share, an increase of 15%. The total dividend is covered 3.3 times by earnings before goodwill amortisation, integration costs and the AVS dividend.

Balance sheet Total assets were £412 billion at 31 December 2002, 12% higher than total assets of £369 billion at 31 December 2001. Of the total assets, £311 billion (76%) related to banking business and £101 billion (24%) to trading business (31 December 2001: £285 billion (77%) banking business and £84 billion (23%) trading business).

Lending to customers excluding repurchase agreements and stock borrowing (“reverse repos”) increased by 13%, £22 billion. Including reverse repos, loans and advances to customers were up 17%. Customer deposits increased by 10%, from £199 billion at 31 December 2001 to £219 billion at 31 December 2002. Excluding repurchase agreements and stock lending (“repos”), customer deposits grew by 7%, £13 billion.

Capital ratios at 31 December 2002 were 7.3% (tier 1) and 11.7% (total), against 7.1% (tier 1) and 11.5% (total) at 31 December 2001.

Profitability The adjusted after-tax return on ordinary equity was 17.6% compared with 16.8% for 2001. This is based on profit attributable to ordinary shareholders before integration costs, goodwill amortisation and the AVS dividend, and average ordinary equity.

Acquisitions In May 2002, Lombard, the leasing arm of CBFM, completed the acquisition of Dixon Motors PLC for a consideration of £118 million.

In July 2002, Citizens announced the acquisition of Medford Bancorp Inc., a Massachusetts savings bank for a cash consideration of US$273 million and in September 2002 announced the acquisition of Pennsylvania based commercial bank, Commonwealth Bancorp Inc for a cash consideration of US$450 million. These acquisitions were completed in October 2002 and January 2003 respectively.

2001 compared with 2000
The year ended 31 December 2001 included a full year’s results of NatWest whereas the year ended 31 December 2000 only included the results of NatWest from the date of its acquisition, 6 March 2000. This has contributed to the year on year variances in addition to factors included in the following discussion on a statutory basis. For a comparison of the results for the year ended 31 December 2001 with the pro forma results for the year ended 31 December 2000, see page 18.

Profit before tax for the year ended 31 December 2001 at £4,252 million was up 43%, £1,282 million, from £2,970 million for the year ended 31 December 2000. All businesses contributed to this improvement.

Total income rose by 32%, £3,563 million, to £14,558 million.

Net interest income increased by 30%, £1,560 million, to £6,846 million due to strong growth in lending and deposits across all businesses.

Non-interest income, excluding net general insurance premiums, grew by 33%, £1,578 million, to £6,337 million. Fees and commissions receivable were up 31%, £1,121 million, to £4,735 million. Dealing profits increased by 53%, £493 million, to £1,426 million due to increased customer activity and favourable market conditions. This additional dealing income contributed approximately £160 million to the Group’s profits. Other operating income was 20%, £178 million higher at £1,052 million.

General insurance premium income, after reinsurance, increased by 45%, £425 million, to £1,375 million.

Operating expenses rose by 17%, £1,007 million, to £6,841 million primarily due to inflation, business development and customer service improvement initiatives. Staff expenses were up 15%, £442 million to £3,461 million. Other expenses were up 20%, £565 million, to £3,380 million.

The number of staff employed in the Group rose by 11,700, 12% to 105,700. The increase reflects approximately 5,000 staff in businesses acquired in the year, as well as additional staff to support the strong growth in business levels and to deliver enhanced customer service in the branch networks. The total also includes short-term appointments in connection with the integration of NatWest.

General insurance claims, after reinsurance, increased by 41%, £275 million, to £948 million.

New provisions were up 42%, £315 million, to £1,071 million. This increase reflected the growth in lending and the deterioration in the short-term economic outlook combined with the impact of a small number of specific customer situations. Recoveries of amounts previously written off were down £84 million, 51% to £80 million. Consequently, the net charge to the profit and loss account was up from £592 million to £991 million.

Total balance sheet provisions for bad and doubtful debts amounted to £3,653 million (31 December 2000 – £3,153 million) equivalent to 81% (31 December 2000 – 83%) of risk elements in lending.

Citizens completed the acquisition of the regional retail and commercial banking operations of Mellon Financial Corporation on 1 December 2001 for a cash consideration of approximately US$2.2 billion (£1,564 million). The goodwill arising on this acquisition amounted to £1,655 million.

Integration costs for NatWest were £847 million compared with £345 million in 2000; £28 million was incurred in the early stages of integrating the Mellon Regional Franchise with Citizens.

The tax charge for the year was £1,537 million, equivalent to 36% of profit before tax of £4,252 million. The rate was affected by goodwill amortisation, which is not allowable for UK tax purposes. The effective tax rate after adjusting for goodwill amortisation was 32% (2000 – 30%).

Earnings per share, adjusted for goodwill amortisation, integration costs and the dividend on the AVS, increased from 101.2 pence to 127.9 pence.

The first dividend of 15.0 pence per share was paid on 3 December 2001 on the AVS issued in connection with the acquisition of NatWest.

The total dividend for the year was 38.0 pence per ordinary share, up 15% on 2000. The total ordinary dividend is covered 3.3 times by earnings before goodwill amortisation, integration costs and the AVS dividend.

Profit attributable to ordinary shareholders after tax, minority interests and preference dividends at £2,267 million, increased by 44%. After deducting the dividend on the AVS, attributable profit increased by 19%, from £1,572 million to £1,868 million.

page 18	Operating and financial review continued

Group total assets were £369 billion at 31 December 2001, of which £285 billion (77%) related to banking business and £84 billion (23%) to trading business.

Loans and advances to customers at 31 December 2001 were £190 billion, up 13% from £168 billion at 31 December 2000. Customer deposits increased by 12% from £177 billion to £199 billion.

Capital ratios at 31 December 2001 were 7.1% (tier 1) and 11.5% (total) compared with 6.9% (tier 1) and 11.5% (total) at 31 December 2000.

2001 compared with pro forma 2000
The Group performed strongly in 2001, driven by higher income and improvements in efficiency in each of its businesses. Good progress continued to be made on the integration of NatWest.

Profit before tax, goodwill amortisation and integration costs at £5,778 million was up 31%, £1,377 million, from £4,401 million. Profit before tax at £4,252 million increased by 28% from £3,327 million after charging integration costs of £875 million compared with £434 million in 2000. All businesses contributed to this improvement.

Total income rose by 18%, £2,200 million, to £14,558 million. Strong growth was achieved across all businesses.

Net interest income increased by 15%, £917 million, to £6,846 million underpinned by good growth in both corporate and personal lending and deposits. Average interest-earning assets of the Group’s banking business increased by 11%, including 14% growth in average loans and advances to customers.

Net interest margin of the banking business rose from 3.0% to 3.1%. Improved lending spread together with the benefit of income from the proceeds of the market placing of ordinary shares in July 2001, prior to deployment in December 2001 in the acquisition of the Mellon Regional Franchise, contributed to this improvement and more than offset a small decrease in deposit margins.

Non-interest income, which represented 53% of total income, grew by 16%, £887 million, to £6,337 million, excluding general insurance. Fees and commissions receivable were up 16%, £656 million, to £4,735 million, with strong growth in lending related fees, cards and merchant acquiring and in money transmission fees. Dealing profits were up £295 million, 26% ahead of the prior year as a result of strong growth in customer activity levels and favourable market conditions. This additional dealing income contributed approximately £160 million to the Group’s profits.

General insurance premium income, after reinsurance, increased by 40%, £396 million, to £1,375 million, reflecting strong volume growth in Direct Line and branch based insurance.

Operating expenses, excluding goodwill amortisation and integration costs, rose by 3%, £227 million, to £6,841 million, with increased integration benefits from the NatWest acquisition largely offsetting increases due to inflation, business development and customer service improvement initiatives.

General insurance claims, after reinsurance, increased by 36%, £250 million, to £948 million in line with volume growth.

The Group’s focus on income growth along with tight control of costs and the benefits of integration led to a reduction in the cost:income ratio down from 53.5% to 47.0%.

New provisions were up 27%, £230 million to £1,071 million. This increase reflected the growth in lending and the deterioration in the short-term economic outlook combined with the impact of a small number of specific customer situations. Recoveries of amounts previously written off were down £116 million, 59% to £80 million. Consequently the net charge to the profit and loss account was up from £645 million to £991 million.

Earnings per share, adjusted for goodwill amortisation, integration costs and the AVS dividend, increased by 26%, from 101.8 pence to 127.9 pence.

Analysis of results Net interest income

				Pro forma
	2002	2001*	2000	2000
	£m	£m	£m	£m

Interest receivable	13,561	14,421	13,218	14,626
Interest payable	(5,712)	(7,575)	(7,932)	(8,697)

Net interest income	7,849	6,846	5,286	5,929

	%	%	%	%

Gross yield on interest-earning assets of banking business	5.4	6.6	7.4	7.4
Cost of interest-bearing liabilities of banking business	(2.7)	(4.0)	(5.1)	(5.1)

Interest spread of banking business	2.7	2.6	2.3	2.3
Benefit from interest-free funds	0.4	0.5	0.7	0.7

Net interest margin of banking business	3.1	3.1	3.0	3.0

Yields, spreads and margins of the banking business	%	%	%	%

Gross yield
Group	5.4	6.6	7.4	7.4
UK	5.6	6.6	7.5	7.5
Overseas	5.0	6.4	7.3	7.2
Interest spread
Group	2.7	2.6	2.3	2.3
UK	2.7	2.6	2.4	2.4
Overseas	2.7	2.5	2.0	1.9
Net interest margin
Group	3.1	3.1	3.0	3.0
UK	3.1	3.2	3.0	3.1
Overseas	3.1	3.0	2.8	2.7

The Royal Bank of Scotland plc base rate	4.0	5.1	6.0	6.0
London inter-bank three month offered rates:
Sterling	4.1	5.0	6.2	6.2
Eurodollar	1.8	3.8	6.5	6.5
Euro	3.3	4.3	4.4	4.4

*	restated (see page 10)

(1)	Gross yield is the interest rate earned on average interest-earning assets of the banking business.

(2)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.

(3)	Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

2002 compared with 2001
Net interest income increased by 15%, £1,003 million, to £7,849 million. Average interest-earning assets of the Group’s banking business increased by 14%, £30.3 billion, to £250.6 billion. Within this, average loans and advances to customers were up 14%, £23.9 billion, to £190.0 billion due to growth in both corporate and personal lending.

Interest spread rose 0.1% to 2.7% with growth in higher-yielding customer lending offsetting the effects of the low interest rate environment.

Despite the increase in net interest-free funds of the banking business, up 28%, £8.6 billion, to £38.9 billion, the decline in interest rates led to a lower benefit from interest-free funds offsetting the rise in interest spread, leaving net interest margin of the banking business unchanged at 3.1%.

2001 compared with 2000 and pro forma 2000
Net interest income increased by 30% and 15%, compared with 2000 and pro forma 2000 respectively, to £6,846 million underpinned by good growth in both corporate and personal lending and deposits. Average interest-earning assets of the Group’s banking business increased by 11%, including 14% growth in average loans and advances to customers compared with pro forma 2000.

Net interest margin of the banking business improved from 3.0% to 3.1%. Improved lending spread together with the benefit of income from the proceeds of the market placing of ordinary shares in July 2001, prior to deployment in December 2001 in the acquisition of the Mellon Regional Franchise, contributed to this improvement and more than offset a small decrease in deposit margins.

page 20	Operating and financial review continued

Average balance sheet and related interest
		2002			2001*

	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
Year ended 31 December	£m	£m	%	£m	£m	%

Assets
Treasury and other eligible bills
UK	910	24	2.6	231	11	4.8
Overseas	351	6	1.7	277	8	2.9
Loans and advances to banks
UK	13,439	532	4.0	18,214	834	4.6
Overseas	9,811	304	3.1	7,467	421	5.6
Loans and advances to customers
UK	154,202	9,141	5.9	137,232	9,584	7.0
Overseas	35,759	1,963	5.5	28,847	1,981	6.9
Debt securities
UK	17,950	675	3.8	16,632	931	5.6
Overseas	18,188	916	5.0	11,427	651	5.7

Total interest-earning assets
– banking business	250,610	13,561	5.4	220,327	14,421	6.6

– trading business (3)	78,380			66,545

Total interest-earning assets	328,990			286,872
Non-interest-earning assets	65,898			63,385

Total assets	394,888			350,257

Percentage of assets applicable to overseas operations	32.0%			27.1%

Liabilities and shareholders’ equity
Deposits by banks
UK	21,090	544	2.6	18,360	760	4.1
Overseas	9,058	215	2.4	8,779	382	4.4
Customer accounts: demand deposits
UK	58,618	1,062	1.8	54,237	1,576	2.9
Overseas	8,275	99	1.2	6,422	154	2.4
Customer accounts: savings deposits
UK	16,002	463	2.9	15,892	594	3.7
Overseas	11,742	229	2.0	11,690	435	3.7
Customer accounts: other time deposits
UK	45,902	1,542	3.4	43,161	1,967	4.6
Overseas	16,264	462	2.8	8,127	338	4.2
Debt securities in issue
UK	24,154	965	4.0	20,140	1,031	5.1
Overseas	8,693	209	2.4	8,407	384	4.6
Loan capital
UK	13,154	640	4.9	10,779	657	6.1
Overseas	166	17	10.2	171	14	8.2
Internal funding of trading business
UK	(20,129)	(709)	3.5	(14,626)	(654)	4.5
Overseas	(1,301)	(26)	2.0	(1,576)	(63)	4.0

Total interest-bearing liabilities
– banking business	211,688	5,712	2.7	189,963	7,575	4.0

– trading business (3)	75,059			63,159

Total interest-bearing liabilities	286,747			253,122
Non-interest-bearing liabilities
Demand deposits
UK	21,848			21,025
Overseas	6,401			4,513
Other liabilities	52,600			46,249
Shareholders’ funds
– equity	23,553			21,073
– non-equity	3,739			4,275

Total liabilities and shareholders’ equity	394,888			350,257

Percentage of liabilities applicable to overseas operations	30.4%			27.5%

*	restated (see page 10)

(1)	Notes: The analysis into UK and Overseas has been compiled on the basis of location of office.

(2)	Loans and advances to customers include non-accrual loans. Interest income includes income on non-accruing loans only to the extent cash payments have been received.

(3)	Interest receivable and interest payable on trading assets and liabilities are included in dealing profits.

		2000*		Pro forma 2000*

	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
Year ended 31 December	£m	£m	%	£m	£m	%

Assets
Treasury and other eligible bills
UK	444	21	4.7	463	21	4.5
Overseas	78	4	5.1	131	6	4.6
Loans and advances to banks
UK	12,880	759	5.9	14,965	862	5.8
Overseas	7,429	508	6.8	8,884	591	6.7
Loans and advances to customers
UK	108,242	8,622	8.0	120,415	9,550	7.9
Overseas	23,396	1,844	7.9	25,067	1,948	7.8
Debt securities
UK	15,855	896	5.7	18,004	1,032	5.7
Overseas	9,014	564	6.3	9,812	616	6.3

Total interest-earning assets
– banking business	177,338	13,218	7.4	197,741	14,626	7.4

– trading business (3)	45,122			53,946

Total interest-earning assets	222,460			251,687
Non-interest-earning assets	46,667			53,044

Total assets	269,127			304,731

Percentage of assets applicable to overseas operations	27.7%			27.5%

Liabilities and shareholders’ equity
Deposits by banks
UK	12,325	686	5.6	13,851	751	5.4
Overseas	6,472	375	5.8	7,667	435	5.7
Customer accounts: demand deposits
UK	43,337	1,593	3.7	48,533	1,765	3.6
Overseas	3,677	145	3.9	4,132	163	3.9
Customer accounts: savings deposits
UK	14,820	681	4.6	16,781	768	4.6
Overseas	9,717	411	4.2	9,728	413	4.2
Customer accounts: other time deposits
UK	36,300	2,163	6.0	40,698	2,401	5.9
Overseas	7,524	426	5.7	8,437	470	5.6
Debt securities in issue
UK	13,797	815	5.9	14,831	869	5.9
Overseas	6,799	433	6.4	7,881	494	6.3
Loan capital
UK	8,941	647	7.2	9,829	699	7.1
Overseas	413	40	9.7	502	49	9.8
Internal funding of trading business
UK	(8,943)	(440)	4.9	(10,774)	(528)	4.9
Overseas	(827)	(43)	5.2	(1,025)	(52)	5.1

Total interest-bearing liabilities
– banking business	154,352	7,932	5.1	171,071	8,697	5.1

– trading business (3)	42,046			50,336

Total interest-bearing liabilities	196,398			221,407
Non-interest-bearing liabilities
Demand deposits
UK	15,581			18,206
Overseas	3,531			3,732
Other liabilities	34,239			38,715
Shareholders’ funds
– equity	15,933			18,838
– non-equity	3,445			3,833

Total liabilities and shareholder’s equity	269,127			304,731

Percentage of liabilities applicable to overseas operations	27.6%			27.6%

*	restated (see page 10)

(1)	Notes: The analysis into UK and Overseas has been compiled on the basis of location of office.

(2)	Loans and advances to customers include non-accrual loans. Interest income includes income on non-accruing loans only to the extent cash payments have been received.

(3)	Interest receivable and interest payable on trading assets and liabilities are included in dealing profits.

page 22	Operating and financial review continued

Analysis of change in net interest income - volume and rate analysis
Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2002 over 2001			2001 over 2000*			2001 over pro forma 2000*
	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:
	Average volume £m	Average rate £m	Net change £m	Average volume £m	Average rate £m	Net change £m	Average volume £m	Average rate £m	Net change £m

Interest-earning assets
Treasury and other eligible bills
UK	20	(7)	13	(10)	-	(10)	(11)	1	(10)
Overseas	2	(4)	(2)	6	(2)	4	5	(3)	2
Loans and advances to banks
UK	(199)	(103)	(302)	268	(193)	75	167	(195)	(28)
Overseas	108	(225)	(117)	3	(90)	(87)	(87)	(83)	(170)
Loans and advances to customers
UK	1,105	(1,548)	(443)	2,106	(1,144)	962	1,229	(1,195)	34
Overseas	423	(441)	(18)	395	(258)	137	275	(242)	33
Debt securities
UK	69	(325)	(256)	43	(8)	35	(78)	(23)	(101)
Overseas	348	(83)	265	141	(54)	87	95	(60)	35

Total interest receivable of
banking business
UK	995	(1,983)	(988)	2,407	(1,345)	1,062	1,307	(1,412)	(105)
Overseas	881	(753)	128	545	(404)	141	288	(388)	(100)

	1,876	(2,736)	(860)	2,952	(1,749)	1,203	1,595	(1,800)	(205)

Interest-bearing liabilities
Deposits by banks
UK	(101)	317	216	(279)	205	(74)	(211)	202	(9)
Overseas	(12)	179	167	(114)	107	(7)	(57)	110	53
Customer accounts: demand deposits
UK	(119)	633	514	(355)	372	17	(192)	381	189
Overseas	(36)	91	55	(80)	71	(9)	(69)	78	9
Customer accounts: savings deposits
UK	(4)	135	131	(47)	134	87	39	135	174
Overseas	(2)	208	206	(77)	53	(24)	(77)	55	(22)
Customer accounts: other time deposits
UK	(119)	544	425	(366)	562	196	(138)	572	434
Overseas	(257)	133	(124)	(32)	120	88	17	115	132
Debt securities in issue
UK	(184)	250	66	(336)	120	(216)	(282)	120	(162)
Overseas	(13)	188	175	(89)	138	49	(31)	141	110
Loan capital
UK	(130)	147	17	(121)	111	(10)	(64)	106	42
Overseas	-	(3)	(3)	21	5	26	28	7	35
Internal funding of trading business
UK	213	(158)	55	257	(43)	214	176	(50)	126
Overseas	(10)	(27)	(37)	32	(12)	20	24	(13)	11

Total interest payable of banking business
UK	(444)	1,868	1,424	(1,247)	1,461	214	(672)	1,466	794
Overseas	(330)	769	439	(339)	482	143	(165)	493	328

	(774)	2,637	1,863	(1,586)	1,943	357	(837)	1,959	1,122

Movement in net interest income
UK	551	(115)	436	1,160	116	1,276	635	54	689
Overseas	551	16	567	206	78	284	123	105	228

	1,102	(99)	1,003	1,366	194	1,560	758	159	917

*	restated (see page 10)

Non-interest income

	2002 £m	2001 £m	2000 £m	Pro forma 2000 £m

Dividend income	58	54	44	46
Fees and commissions receivable	5,308	4,735	3,614	4,079
Fees and commissions payable	(965)	(930)	(706)	(804)
Dealing profits	1,462	1,426	933	1,131
Other operating income	1,209	1,052	874	998

	7,072	6,337	4,759	5,450

General insurance premium income
Earned premiums	2,383	1,804	1,344	1,346
Reinsurance	(489)	(429)	(394)	(367)

	1,894	1,375	950	979

	8,966	7,712	5,709	6,429

2002 compared with 2001
Non-interest income increased by 16%, or £1,254 million, to £8,966 million. Non-interest income accounted for 53% of total income. Excluding general insurance premium income, non-interest income rose by 12% or £735 million to £7,072 million reflecting strong performances in CBFM, up 12% or £384 million, Retail Direct, up 21%, or £145 million and Citizens, up £162 million of which £121 million related to acquisitions.

Within non-interest income, net fees and commissions increased by £538 million, 14% to £4,343 million. This reflected higher transmission fees in Retail Banking due to the growth in packaged accounts and in Citizens which benefited from acquisitions, increase in lending fees, particularly in CBFM and higher insurance income. Strong growth in Cards business and TPF also contributed to this increase.

Dealing profits at £1,462 million were up £36 million, 3% on the strong performance in 2001. The increase in dealing profits resulted from customer led business growth and higher revenues from trading in interest rate instruments.

Other operating income increased by 15% to £1,209 million. This was due to the significant growth in CBFM’s operating lease business, where income rose by 16%, £112 million, and higher profits from sale of investment securities.

General insurance premium income, after reinsurance, rose by 38%, or £519 million reflecting Direct Line Group’s organic growth and acquisitions in Continental Europe.

2001 compared with 2000
Non-interest income, which represented 53% of total income, grew by 33%, £1,578 million, to £6,337 million, excluding general insurance. 2001 included a full year’s results for NatWest compared with 2000, which included its results from the date of acquisition, 6 March 2000. Fees and commissions receivable were up 31%, £1,121 million, to £4,735 million, with growth in lending related fees, cards and merchant acquiring and in money transmission fees. Dealing profits were £493 million, 53% ahead of the prior year as a result of growth in customer activity levels and favourable market conditions. This additional dealing income contributed approximately £160 million to the Group’s profits.

General insurance premium income, after reinsurance, increased by 45%, £425 million, to £1,375 million, reflecting strong volume growth in Direct Line and branch-based insurance.

2001 compared with pro forma 2000
Non-interest income grew by 16%, £887 million, to £6,337 million, excluding general insurance. Fees and commissions receivable were up 16%, £656 million, to £4,735 million, with strong growth in lending related fees, cards and merchant acquiring and in money transmission fees. Dealing profits were up £295 million, 26% as a result of strong growth in customer activity levels and favourable market conditions. This additional dealing income contributed approximately £160 million to the Group’s profits.

General insurance premium income, after reinsurance, increased by 40%, £396 million, to £1,375 million, reflecting strong volume growth in Direct Line and branch-based insurance.

page 24	Operating and financial review continued

Operating expenses (excluding goodwill amortisation and integration costs)

	2002 £m	2001 £m	2000 £m	Pro forma 2000 £m

Administrative expenses
Staff costs	3,942	3,461	3,019	3,440
Premises and equipment	879	809	726	839
Other administrative	1,955	1,715	1,380	1,566

Total administrative expenses	6,776	5,985	5,125	5,845
Depreciation of tangible fixed assets	893	856	709	769

Operating expenses	7,669	6,841	5,834	6,614

2002 compared with 2001
Operating expenses excluding goodwill amortisation and integration costs rose by 12% or £828 million to £7,669 million. This reflected the effect of acquisitions and expenditure to support strong organic growth and customer service improvements. Excluding acquisitions, operating expenses were up 7%, £469 million in support of strong growth in business volumes.

Staff costs were up £481 million, 14% to £3,942 million reflecting acquisitions and business growth. The number of staff employed increased by 6,100, 6% to 111,800. Excluding acquisitions since 1 January 2001, staff numbers increased by 500.

Premises and equipment expenses increased by £70 million, 9% to £879 million reflecting higher operating lease rentals and higher utility costs supporting business expansion.

The increase in other administrative expenses reflected higher marketing expenditure, outsourcing costs and legal and professional fees.

Strong income growth coupled with tight cost management resulted in a further improvement in the Group’s cost income ratio, to 45.6% from 47.0%. Excluding the effect of acquisitions the cost:income ratio improved to 45.0%.

2001 compared with 2000
Operating expenses rose by 17%, £1,007 million, to £6,841 million. Other than the inclusion of a full year’s costs of NatWest in 2001 compared with 2000, which included its costs from the date of acquisition, 6 March 2000, the increase was primarily due to inflation, business development and customer service improvement initiatives.

The number of staff employed in the Group rose by 11,700, 12% to 105,700. The increase reflected approximately 5,000 staff in businesses acquired in the year, as well as additional staff to support the strong growth in business levels and to deliver enhanced customer service in the branch networks. The total also includes short-term appointments in connection with the integration of NatWest.

2001 compared with pro forma 2000
Operating expenses rose by 3%, £227 million, to £6,841 million, with increased integration benefits from the NatWest acquisition largely offsetting increases due to inflation, business development and customer service improvement initiatives.

Integration costs

	2002 £m	2001 £m	2000 £m	Pro forma 2000 £m

Staff costs	530	598	255	286
Premises and equipment	127	64	27	27
Other administrative expenses	298	188	95	109
Depreciation of tangible fixed assets	2	25	12	12

Integration costs	957	875	389	434

The IT integrations of NatWest and the Mellon Regional Franchise were completed during the year, ahead of schedule in both cases.

Integration costs in relation to NatWest were £810 million compared with £847 million in 2001 and £345 million in 2000. Implementation has been faster which has resulted in revenue benefits and cost savings being achieved ahead of plan.

Expenditure of £134 million and £13 million was incurred in 2002 relating to the integration of Mellon Regional Franchise and Medford respectively compared with £28 million in respect of Mellon Regional Franchise in 2001. The transaction benefits are being delivered more quickly than was planned.

Provisions

	2002 £m	2001 £m	2000 £m	Pro forma 2000 £m

Gross new provisions	1,408	1,071	756	841
less: recoveries	(63)	(80)	(164)	(196)

Charge to profit and loss account	1,345	991	592	645

Comprising:
Provisions for bad and doubtful debts	1,286	984	550	602
Amount written off fixed asset investments	59	7	42	43

Charge to profit and loss account	1,345	991	592	645

2002 compared with 2001
Gross new provisions were up 31%, £337 million to £1,408 million. The increase reflects growth in overall lending and as in the second half of 2001, provisions required in a number of specific corporate situations. Recoveries of amounts previously written off were down £17 million, 21%, to £63 million. Consequently the net charge to the profit and loss account was up £354 million, 36% to £1,345 million.

Bad debt provisions amounted to £1,286 million compared with £984 million in 2001. The charge reflects overall growth in lending and is particularly influenced by provisions required against a number of specific corporate situations. Amounts written off fixed asset investments, largely in the first half of the year, were £59 million against £7 million in 2001.

Total balance sheet provisions for bad and doubtful debts amounted to £3,927 million, up 8% from £3,653 million at 31 December 2001. Total provision coverage (the ratio of total balance sheet provisions to risk elements in lending) at 31 December 2002 was maintained at 81%.

2001 compared with 2000 and pro forma 2000
Gross new provisions were up 42% and 27% compared with 2000 and pro forma 2000 respectively, to £1,071 million. The increase reflected the growth in lending and the deterioration in the short-term economic outlook combined with the impact of a small number of specific customer situations. Recoveries of amounts previously written off were down £84 million and £116 million, compared with 2000 and pro forma 2000 respectively, to £80 million. Consequently the net charge to the profit and loss account increased to £991 million, up £399 million, 67% and £346 million, 54% on 2000 and pro forma 2000 respectively.

Total balance sheet provisions for bad and doubtful debts amounted to £3,653 million (2000 – £3,153 million) equivalent to 81% (2000 – 83%) of risk elements in lending.

page 26	Operating and financial review continued

Taxation
	2002 £m	2001* £m	2000* £m	Pro forma 2000* £m

Tax on profit on ordinary activities	1,556	1,537	1,054	1,177

	%	%	%	%

UK corporation tax rate	30.0	30.0	30.0	30.0
Effective tax rate	32.7	36.1	35.5	35.4

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax as follows:

	2002 £m	2001 £m	2000* £m	Pro forma 2000* £m

Expected tax charge	1,429	1,276	891	998
Goodwill amortisation	183	169	162	194
Contributions to employee share trust	(40)	(48)	(47)	(47)
Non-deductible items	179	251	197	189
Non-taxable items	(163)	(92)	(217)	(229)
Capital allowances in excess of depreciation	(340)	(280)	(143)	(143)
Other	7	(7)	(14)	(10)
Adjustments in respect of prior periods	(15)	15	(79)	(79)

Current tax charge for year	1,240	1,284	750	873
Deferred taxation:
Origination and reversal of timing differences	372	255	225	225
Adjustments in respect of prior periods	(56)	(2)	79	79

Actual tax charge	1,556	1,537	1,054	1,177

*	restated (see page 10)

Divisional performance The contribution of each division before goodwill amortisation and integration costs and, where appropriate, Manufacturing costs is detailed below.

	2002 £m	2001 £m	2000 £m	Pro forma 2000 £m

Corporate Banking and Financial Markets*	3,203	3,024	2,431	2,740
Retail Banking	3,019	2,807	2,116	2,467
Retail Direct	701	551	341	373
Manufacturing	(1,682)	(1,568)	(1,426)	(1,660)
Wealth Management	432	459	354	405
Direct Line Group	355	261	201	201
Ulster Bank*	244	229	155	190
Citizens	766	501	349	349
Central items	(587)	**(486)	(625)	(664)

Profit before goodwill amortisation
and integration costs	6,451	5,778	3,896	4,401

*	Restated to reflect the transfer of Ulster Bank’s leasing business to Corporate Banking and Financial Markets, with effect from 1 January 2002.

**	Restated following the implementation of UITF 33 in 2002 (see page 11).

The performance of each of the divisions is reviewed on pages 28 to 43. These discussions include:

(1)	Results for the year ended 31 December 2002 compared with the results for the year ended 31 December 2001.

(2)	Results for the year ended 31 December 2001 compared with the results for the year ended 31 December 2000.

(3)	Results for the year ended 31 December 2001 compared with the pro forma results for the year ended 31 December 2000.

The 2001 results include a full year’s contribution from NatWest businesses whereas the year ended 31 December 2000 only includes NatWest businesses from the date of acquisition, 6 March 2000. In order to provide a more relevant basis for comparing performance, pro forma results for 2000 have been prepared assuming that NatWest was acquired on 1 January 2000. The basis of preparation of pro forma results is set out on page 13.

page 28	Operating and financial review continued

Corporate Banking and Financial Markets
	2002 £m	2001* £m	2000* £m	Pro forma 2000* £m

Net interest income	2,349	2,138	1,612	1,828
Non-interest income	3,703	3,319	2,510	2,864

Total income	6,052	5,457	4,122	4,692
Direct expenses
– staff costs	1,271	1,131	931	1,008
– operating lease depreciation	461	434	358	400
– other	392	366	196	314

Contribution before provisions	3,928	3,526	2,637	2,970
Provisions	725	502	206	230

Contribution	3,203	3,024	2,431	2,740

Direct cost:income ratio (%)	35.1	35.4	36.0	36.7
Total assets** – Corporate Banking (£bn)	104.7	96.1	82.1	82.1
Total assets** – Financial Markets (£bn)	98.8	91.6	85.9	85.9
Loans and advances to customers gross (£bn)**	95.7	83.7	74.9	74.9
Customer deposits (£bn)**	62.2	56.4	52.8	52.8
Weighted risk assets (£bn)	136.5	118.3	100.1	100.1

*	restated (see page 27)

**	excluding repos and reverse repos

2002 compared with 2001 Contribution increased by 6% or £179 million to £3,203 million. Contribution before provisions was up by 11%, £402 million to £3,928 million.

Total income was up 11% or £595 million to £6,052 million. Excluding acquisitions, which added £67 million, total income increased 10%.

Net interest income rose by 10% or £211 million to £2,349 million, reflecting customer lending growth in Corporate Banking and continued good performance by Financial Markets from strong wholesale money market activity. Average loans and advances to customers of the banking business increased by 12%, £9.3 billion to £86.9 billion.

Non-interest income rose by 12% or £384 million to £3,703 million, mainly as a result of increased fees, reflecting growth in lending and in payment and electronic banking activities. Dealing profits benefited from continued customer led business growth and higher revenues from trading in interest rate instruments and matched the strong performance of 2001. Operating lease business expanded significantly during 2002 with average assets increasing by 23% from £3.5 billion to £4.3 billion resulting in higher income, up 16%, £112 million.

Direct expenses increased by 10% or £193 million to £2,124 million. Excluding acquisitions, expenses were up £133 million or 7%, of which £106 million was higher staff costs reflecting business growth and £27 million was higher operating lease depreciation. The direct cost:income ratio improved from 35.4% to 35.1%.

Provisions amounted to £725 million compared with £502 million in 2001. The increase reflected growth in lending and, as in the second half of 2001, provisions required against a number of specific corporate situations, and higher investment provisions.

2001 compared with 2000
Contribution was up 24%, £593 million, to £3,024 million. The results for the year ended 31 December 2001 included a full year’s contribution from NatWest whereas the year ended 31 December 2000 only included NatWest from the date of its acquisition, 6 March 2000. This, together with factors discussed below, contributed to the improvement in performance.

Total income was up 32%, £1,335 million to £5,457 million. Net interest income was up 33%, £526 million, to £2,138 million, largely due to lending growth in Corporate Banking and also as a result of favourable market conditions in Financial Markets.

Non-interest income was up 32%, £809 million, to £3,319 million. The increase reflected growth in customer advances, payment and transmission related fees and higher dealing profits.

Direct expenses were up 30%, £446 million, to £1,931 million mainly due to performance related payments to staff reflecting higher income in Financial Markets, increased business volumes and infrastructure costs of supporting European expansion and acquisitions.

Provisions were up £296 million to £502 million reflecting growth in lending, the global economic slowdown, a small number of specific customer situations and lower recoveries, partially offset by a reduction in amounts written off investments.

2001 compared with pro forma 2000 Contribution was up 10%, £284 million, to £3,024 million.

Total income was up 16%, £765 million, to £5,457 million. Net interest income was up 17%, £310 million, to £2,138 million, primarily due to lending growth in Corporate Banking and also as a result of the benefits of favourable market conditions in Financial Markets. Average loans and advances to customers of the banking business increased by 14%, £9.7 billion, to £77.6 billion, predominantly in Corporate Banking, both in the UK and overseas.

Non-interest income was up 16%, £455 million, to £3,319 million reflecting growth in customer advances, payment and transmission related fees and dealing profits.

Direct expenses were up 12%, £209 million, to £1,931 million. Staff costs increased by 12%, £123 million, mainly due to performance related payments reflecting higher income in Financial Markets. Other expenses, excluding operating lease depreciation, were 17%, £52 million higher, reflecting increased business volumes and infrastructure costs of supporting European expansion and acquisitions. The direct cost:income ratio improved from 36.7% to 35.4%.

Provisions were up £272 million to £502 million. The increase reflected growth in lending, the global economic slowdown, a small number of specific customer situations and lower recoveries, partially offset by a reduction in amounts written off investments.

page 30	Operating and financial review continued

Retail Banking
	2002 £m	2001 £m	2000 £m	Pro forma 2000 £m

Net interest income	2,840	2,622	2,109	2,418
Non-interest income	1,353	1,277	961	1,128

Total income	4,193	3,899	3,070	3,546
Direct expenses
– staff costs	707	702	636	736
– other	254	226	192	210

Contribution before provisions	3,232	2,971	2,242	2,600
Provisions for bad and doubtful debts	213	164	126	133

Contribution	3,019	2,807	2,116	2,467

Direct cost:income ratio (%)	22.9	23.8	27.0	26.7
Total assets (£bn)	66.1	61.1	57.9	57.9
Loans and advances to customers – gross
– mortgages (£bn)	31.7	28.5	25.8	25.8
– other (£bn)	23.5	20.5	18.5	18.5
Customer deposits (£bn)	61.7	56.8	53.7	53.7
Weighted risk assets (£bn)	38.6	35.2	31.2	31.2

2002 compared with 2001 Contribution increased by 8% or £212 million to £3,019 million.

Total income was up 8% or £294 million to £4,193 million. The increase in income reflected continued growth in customer numbers. The number of personal current accounts increased by 4% to 10.63 million. Retail Banking is the leading provider of services to small businesses and has 1.10 million customers.

Net interest income rose by 8% or £218 million to £2,840 million, reflecting strong growth in customer loans and deposits. Average loans to customers, excluding mortgages, grew by 14% or £2.7 billion to £21.8 billion. Average mortgage lending was up 10% or £2.7 billion to £29.8 billion. Average customer deposits increased by 6% or £3.1 billion to £57.2 billion.

Non-interest income rose by 6% or £76 million to £1,353 million, reflecting growth in packaged current accounts, transmission income and higher volumes of general insurance products sold through the Royal Bank of Scotland and NatWest networks. Strong sales performance was seen in Bancassurance with new business up 30% although the sharp fall in equity markets depressed Bancassurance income.

Direct expenses increased by 4% or £33 million to £961 million. Staff costs were up £5 million, 1% to £707 million. Other costs rose £28 million, 12% to £254 million partly due to increased incidence of fraud losses.

The direct cost:income ratio improved from 23.8% to 22.9%.

Provisions increased by £49 million to £213 million, reflecting recent growth in lending.

2001 compared with 2000
Contribution was up 33%, £691 million to £2,807 million. The results for the year ended 31 December 2001 included a full year’s contribution from NatWest whereas the year ended 31 December 2000 only included NatWest from the date of its acquisition, 6 March 2000. This, together with factors discussed below, have contributed to the improvement in performance.

Total income was up 27%, £829 million to £3,899 million. Net interest income was 24%, £513 million higher at £2,622 million, reflecting strong growth in advances and deposits.

Non-interest income increased by 33%, £316 million to £1,277 million, resulting largely from growth in fee paying packaged accounts together with benefits from integration initiatives.

Direct expenses at £928 million were up 12%, £100 million.

Provisions for bad and doubtful debts were up 30%, £38 million to £164 million, largely due to growth in lending.

2001 compared with pro forma 2000 Contribution increased by 14%, £340 million to £2,807 million.

Total income was up 10%, £353 million to £3,899 million. Net interest income was 8%, £204 million higher at £2,622 million, reflecting strong growth in advances and deposits. Average loans to customers, excluding mortgages, were up 19% to £19.1 billion. Average mortgage lending grew by 9%, £2.3 billion, to £27.1 billion. Average customer deposits were 7%, £3.7 billion higher at £54.1 billion. The customer base continued to grow in both banks, with increased market share of current accounts. The number of personal customers increased by 5% to 12.9 million and small business customers were up 3%. NatWest maintained its market leading position for small business relationships.

Non-interest income increased by 13%, £149 million to £1,277 million, resulting from growth in fee paying packaged accounts, up 33%, together with significant benefits from integration initiatives.

Direct expenses at £928 million were down 2%, £18 million, reflecting lower average headcount. The direct cost:income ratio improved from 26.7% to 23.8%.

Provisions for bad and doubtful debts were up 23%, £31 million to £164 million, primarily due to growth in lending.

page 32	Operating and financial review continued

Retail Direct
	2002 £m	2001 £m	2000 £m	Pro forma 2000 £m

Net interest income	749	674	473	516
Non-interest income	841	696	501	565

Total income	1,590	1,370	974	1,081
Direct expenses
– staff costs	190	164	136	154
– other	418	400	291	327

Contribution before provisions	982	806	547	600
Provisions for bad and doubtful debts	281	255	206	227

Contribution	701	551	341	373

Direct cost:income ratio (%)	38.2	41.2	43.8	44.5
Total assets (£bn)	19.8	17.2	14.4	14.4
Loans and advances to customers – gross: mortgages (£bn)	7.4	5.9	4.4	4.4
Loans and advances to customers – gross: other (£bn)	12.4	11.2	9.7	9.7
Customer accounts (£bn)	4.4	4.3	2.7	2.7
Weighted risk assets (£bn)	14.6	12.5	11.5	11.5

2002 compared with 2001 Contribution increased by 27% or £150 million to £701 million.

Total income was up 16% or £220 million to £1,590 million, reflecting continued strong growth in the Cards business and in TPF. The number of active credit card accounts increased during the year to 9.5 million. TPF continued its strong growth, increasing customer accounts across all products to 3.4 million.

Net interest income was up 11% or £75 million to £749 million. Average customer lending increased by 16% to £17.9 billion. In TPF, average personal loans rose by 29% to £1.1 billion and average customer deposits rose by 26% to £1.9 billion. Average mortgage lending in The One account was 36% higher at £4.3 billion and in DLFS was up 10% to £2.3 billion. Average personal lending in DLFS and Lombard Direct increased by 20% to £2 billion.

Non-interest income was up 21% or £145 million to £841 million mainly as a result of higher fee income reflecting growth in volumes, especially in TPF, where the total number of general insurance policies increased during the year to 1.3 million.

Direct expenses increased by 8% or £44 million to £608 million reflecting increased volumes and higher marketing activity to support strong business expansion.

The direct cost:income ratio improved from 41.2% to 38.2%.

Provisions increased by £26 million to £281 million due to the growth in lending volumes.

2001 compared with 2000
Contribution was up 62%, £210 million to £551 million. The results for the year ended 31 December 2001 included a full year’s contribution from NatWest whereas the year ended 31 December 2000 only included NatWest from the date of its acquisition, 6 March 2000. This, together with factors discussed below, have contributed to the improvement in performance.

Total income was up 41%, £396 million to £1,370 million driven largely by strong performances in Cards and TPF. Net interest income was up £201 million to £674 million. Average mortgage lending in DLFS was 17% higher at £2.1 billion and in The One account (formerly Virgin One) the increase was 81%, from £1.7 billion to £3.1 billion. TPF increased average customer advances and customer deposits by 15% to £1.8 billion, and 29% to £1.4 billion respectively.

Non-interest income rose 39%, £195 million to £696 million largely as a result of increased fees reflecting higher retailer volumes.

Direct expenses at £564 million were 32%, £137 million higher, largely as a result of increased business volumes and marketing activity.

Provisions for bad and doubtful debts increased by 24%, £49 million to £255 million reflecting the increase in unsecured lending.

2001 compared with pro forma 2000 Contribution rose by 48%, £178 million to £551 million, due to expansion of the Cards businesses and strong sales growth in TPF.

Total income was up 27%, £289 million to £1,370 million driven by strong performances in Cards and TPF. Net interest income was up 31%, £158 million to £674 million. Average card balances were up 12% to £6.6 billion. The total number of Cards’ merchant outlets increased by 8% to 206,000.

Average mortgage lending in DLFS was 17% higher at £2.1 billion and in The One account the increase was 81%, from £1.7 billion to £3.1 billion. TPF increased its average customer advances and customer deposits by 15% to £1.8 billion, and 29% to £1.4 billion, respectively.

Non-interest income rose 23%, £131 million to £696 million, primarily as a result of increased fees reflecting higher retailer volumes.

Direct expenses at £564 million were 17%, £83 million higher, mainly as a result of increased business volumes and marketing activity. The direct cost:income ratio improved from 44.5% to 41.2%.

Provisions for bad and doubtful debts increased by 12%, £28 million to £255 million reflecting the increase in unsecured lending.

page 34	Operating and financial review continued

Manufacturing
	2002 £m	2001 £m	2000 £m	Pro forma 2000 £m

Staff costs	479	428	409	490
Other costs	1,203	1,140	1,017	1,170

Total manufacturing costs	1,682	1,568	1,426	1,660

Analysis:
Group Technology	662	632	618	723
Group Purchasing and Property Operations	528	467	420	486
Customer Support and other operations	492	469	388	451

Total manufacturing costs	1,682	1,568	1,426	1,660

2002 compared with 2001 Total manufacturing costs at £1,682 million were 7% or £114 million higher than 2001.

The increase in costs reflects growth in business volumes arising from customer accounts, mortgage applications, personal loans and ATM transactions, and initiatives to enhance customer service, particularly in NatWest telephony. Extending the scope of Manufacturing with transfers from other parts of the Group also contributed to this increase.

Manufacturing successfully completed the integration of NatWest on to the RBS technology platform in October 2002, ahead of schedule.

2001 compared with 2000
Total manufacturing costs of £1,568 million were 10%, £142 million higher. The year ended 31 December 2001 included a full year’s costs in respect of NatWest whereas the year ended 31 December 2000 included NatWest from the date of its acquisition, 6 March 2000. This, together with the factors discussed below contributed to the increase in costs.

Expenditure in Customer Support and other operations increased due to volume growth in lending and account management and costs associated with customer service enhancement initiatives.

2001 compared with pro forma 2000 Total manufacturing costs of £1,568 million were 6%, £92 million lower.

Group Technology costs reduced by 13%, £91 million to £632 million reflecting lower staff costs and the benefits of de-duplication initiatives. Expenditure in Customer Support and other operations was up £18 million, 4% to £469 million due to volume growth in lending and account management and costs associated with customer service enhancement initiatives.

Average staff numbers fell by 12%. Integration savings offset a rise in work transferred into the Customer Support areas which extended the Manufacturing service provision and increased support for higher business volumes along with customer service enhancement initiatives.

Wealth Management
	2002 £m	2001 £m	2000 £m	Pro forma 2000 £m

Net interest income	460	464	373	425
Non-interest income	447	469	395	463

Total income	907	933	768	888
Expenses
– staff costs	317	298	260	303
– other	169	181	159	185

Contribution before provisions	421	454	349	400
Net release of provisions for bad and doubtful debts	11	5	5	5

Contribution	432	459	354	405

Cost:income ratio (%)	53.6	51.3	54.6	55.0
Total assets (£bn)	13.4	12.5	10.4	10.4
Investment management assets – excluding deposits (£bn)	20.5	21.4	21.8	21.8
Customer deposits (£bn)	29.1	29.1	27.6	27.6
Weighted risk assets (£bn)	8.4	7.8	7.1	7.1

2002 compared with 2001 Contribution at £432 million was £27 million, 6% lower primarily due to the effect of the fall in equity markets on the level of activity and ad valorem fee income.

Total income was down 3% or £26 million to £907 million.

Net interest income declined by 1% or £4 million to £460 million, as a result of a slight contraction in deposit margins due to lower interest rates. Average customer deposits increased from £28.5 billion to £28.7 billion.

Non-interest income was £22 million, 5% lower at £447 million. This reflected lower equity markets which continued adversely to affect fees and commissions. Investment management assets at £20.5 billion were £0.9 billion, 4% lower as new business inflow was more than offset by the significant decline in equity markets.

Expenses were up 1% or £7 million to £486 million.

The cost:income ratio was adversely affected by the fall in income, increasing to 53.6% from 51.3%.

Releases and recoveries of provisions exceeded gross new provisions required. As a result, there was a net release of provisions of £11 million, against a net release of £5 million in 2001.

2001 compared with 2000
Contribution increased by 30%, £105 million to £459 million. The results for the year ended 31 December 2001 included a full year’s contribution from NatWest whereas the year ended 31 December 2000 only included NatWest from the date of its acquisition, 6 March 2000. This, together with factors discussed below, have resulted in the improvement in performance.

Total income was up 21%, £165 million to £933 million. Net interest income grew by 24%, £91 million to £464 million. Non-interest income increased 19%, £74 million to £469 million despite the depressed equity markets and the adverse effect on investor confidence particularly in the second half of 2001. The decline in equity market values affected fees earned on assets under management.

Expenses were 14%, £60 million higher at £479 million.

There was a net release of provisions for bad and doubtful debts of £5 million (2000: release of £5 million).

2001 compared with pro forma 2000 Contribution increased by 13%, £54 million to £459 million.

Total income was up 5%, £45 million to £933 million. Net interest income grew by 9%, £39 million to £464 million. This was largely due to higher average customer deposits, which were up 7% from £26.6 billion to £28.5 billion as customers moved out of equity investments, and growth in average customer lending, up 16%, £0.9 billion to £6.4 billion, principally in offshore banking.

Non-interest income increased 1%, £6 million to £469 million despite the depressed equity markets and the adverse effect on investor confidence particularly in the second half of 2001. The decline in equity market values affected fees earned on assets under management.

Expenses were 2%, £9 million lower at £479 million. The cost:income ratio improved from 55.0% to 51.3%.

There was a net release of provisions for bad and doubtful debts of £5 million (2000: release of £5 million).

page 36	Operating and financial review continued

Direct Line Group
	2002 £m	2001 £m	2000 £m	Pro forma 2000 £m

Earned premiums	2,383	1,804	1,344	1,346
Reinsurers’ share	(489)	(429)	(394)	(367)

Insurance premium income	1,894	1,375	950	979
Other income	245	168	176	176

Total income	2,139	1,543	1,126	1,155
Expenses
– staff costs	178	152	124	124
– other	256	182	128	132
Gross claims	1,693	1,263	981	982
Reinsurers’ share	(343)	(315)	(308)	(284)

Contribution	355	261	201	201

In-force policies (000’s)
– Motor: UK	4,668	4,017	3,219	3,219
– Motor: International	1,224	601	286	286
– Home: UK	1,587	1,360	1,055	1,055
Combined operating ratio – UK (%)	89.4	88.0	86.2	86.2
Insurance reserves – UK (£m)	1,946	1,541	1,221	1,221

2002 compared with 2001 Contribution increased by 36% or £94 million to £355 million.

Total income was up 39% or £596 million to £2,139 million. Excluding acquisitions, which added £73 million, total income was up 34% or £523 million.

After reinsurance, insurance premium income was up 38% or £519 million to £1,894 million, reflecting strong growth in customer numbers. The leading position in the UK direct motor insurance market was maintained with motor insurance policies increasing 16%, or 651,000 to 4.67 million. The number of UK in-force home insurance policies increased by 17% or 227,000 to 1.59 million. The number of international in-force motor policies more than doubled to 1.22 million, including 280,000 from acquisitions.

Other income increased by 46% or £77 million to £245 million. Higher investment income and profit commissions contributed to this increase.

Expenses increased by 30% or £100 million to £434 million. Excluding acquisitions, which added £35 million, expenses were up by 20% or £65 million reflecting business expansion.

Net claims, after reinsurance, increased by 42% or £402 million to £1,350 million reflecting increased volumes.

2001 compared with 2000
Contribution increased by 30%, £60 million to £261 million. This was driven by higher volumes, particularly in motor policies, and increases in partnership businesses including the joint venture with TPF.

Total income was up 37%, £417 million to £1,543 million. Earned premiums grew strongly, up 34%, £460 million to £1,804 million. Net insurance premium income increased by 45%, £425 million to £1,375 million. Direct motor business, where in-force policies increased 13% to 3.3 million, contributed £137 million to this increase and Direct home business was up £19 million. Strong growth from the joint venture with TPF and other motor partnerships accounted for £126 million of the increase. The acquisitions in Italy and Germany contributed £11 million of premium income in the three months since completion.

Expenses were up 33%, £82 million to £334 million reflecting business expansion, including the costs of establishing overseas operations in the second half of the year.

Net claims rose 41%, £275 million to £948 million, reflecting increased volumes.

2001 compared with pro forma 2000
Contribution increased by 30%, £60 million to £261 million. This was driven by higher volumes, particularly in motor policies, and increases in partnership businesses including the joint venture with TPF.

Total income was up 34%, £388 million to £1,543 million. Earned premiums grew strongly, up 34%, £458 million to £1,804 million. Net insurance premium income increased by 40%, £396 million to £1,375 million. Direct motor business, where in-force policies increased 13% to 3.3 million, contributed £137 million to this increase and Direct home business was up £19 million. Strong growth from the joint venture with TPF and other motor partnerships accounted for £126 million of the increase. The acquisitions in Italy and Germany contributed £11 million of premium income in the three months since completion.

Expenses were up 30%, £78 million to £334 million reflecting business expansion, including the costs of establishing overseas operations in the second half.

Net claims rose 36%, £250 million to £948 million, reflecting increased volumes.

page 38	Operating and financial review continued

Ulster Bank
	2002 £m	2001* £m	2000* £m	Pro forma 2000* £m

Net interest income	339	313	216	259
Non-interest income	181	170	132	164

Total income	520	483	348	423
Expenses
– staff costs	145	135	112	134
– other	109	104	72	87

Contribution before provisions	266	244	164	202
Provisions for bad and doubtful debts	22	15	9	12

Contribution	244	229	155	190

Cost:income ratio (%)	48.8	49.5	52.9	52.2
Total assets (£bn)	12.7	10.8	10.1	10.1
Loans and advances to customers – gross (£bn)	9.1	7.6	6.7	6.7
Customer deposits (£bn)	8.8	7.7	7.1	7.1
Weighted risk assets (£bn)	9.0	7.7	6.7	6.7

Average exchange rate – €/£	1.591	1.609	1.642	1.642
Spot exchange rate – €/£	1.536	1.637	1.606	1.606

*	restated (see page 27)

2002 compared with 2001 Contribution increased by 7%, or £15 million to £244 million.

Total income increased by 8%, £37 million to £520 million.

Net interest income rose by 8% or £26 million to £339 million, reflecting good growth in loans and deposits despite a less buoyant economic environment in the Republic of Ireland. Average customer lending and deposits of the banking business increased by 10%, £0.7 billion, to £8.0 billion, and by 7%, £0.5 billion, to £7.9 billion respectively. Average mortgage lending grew by 23% to £1.5 billion and the number of current accounts increased by 5%.

Non-interest income rose by 6% or £11 million to £181 million. Increases of £7 million in net fees and commissions and £6 million in other operating income were partially offset by a £2 million reduction in dealing profits.

Expenses increased by 6% or £15 million to £254 million to support higher business volumes and pay awards.

The cost:income ratio improved from 49.5% to 48.8%.

Provisions were up by £7 million to £22 million reflecting a small number of specific situations.

2001 compared with 2000
Contribution for the year ended 31 December 2001 of £229 million was 48%, £74 million, higher than £155 million for the period from 6 March 2000 (when Ulster Bank became part of the Group as a result of the acquisition of NatWest) to 31 December 2000.

Total income increased by 39%, £135 million to £483 million. Net interest income rose by 45%, £97 million to £313 million due to strong growth in customer loans and deposits. Average loans and advances to customers increased to £7.2 billion, and average customer deposits increased to £7.3 billion.

Non-interest income was up 29%, £38 million to £170 million. The increase was mainly due to higher card, lending and transmission fees.

Expenses rose by 30%, £55 million to £239 million to support business expansion and expenditure related to the preparation for the issue of euro notes and coins in the Republic of Ireland.

Provisions for bad and doubtful debts were up 67%, £6 million, to £15 million. The increase was largely due to growth in lending.

2001 compared with pro forma 2000 Contribution of £229 million was 21%, £39 million higher.

Total income increased by 14%, £60 million to £483 million. Net interest income rose by 21%, £54 million to £313 million due to strong growth in customer loans and deposits. Average loans and advances to customers increased by 24%, £1.4 billion, to £7.3 billion, and average customer deposits increased by 11%, £0.7 billion to £7.4 billion.

Non-interest income was up 4%, £6 million to £170 million. The increase was mainly due to higher card, lending and transmission fees.

Expenses rose by 8%, £18 million to £239 million to support business expansion. Staff costs increased by £1 million. Other expenses increased by 20%, £17 million as a result of higher marketing costs to support business expansion and expenditure related to the preparation for the issue of euro notes and coins in the Republic of Ireland. The cost:income ratio improved from 52.2% to 49.5%.

Provisions for bad and doubtful debts were up 25%, £3 million to £15 million. The increase was largely due to growth in lending.

page 40	Operating and financial review continued

Citizens
	2002 £m	2001 £m	2000 £m

Net interest income	1,248	814	667
Non-interest income	468	306	247

Total income	1,716	1,120	914
Expenses
- staff costs	485	305	290
- other	370	245	235

Contribution before provisions	861	570	389
Provisions for bad and doubtful debts	95	69	40

Contribution	766	501	349

Cost:income ratio (%)	49.8	49.1	57.4
Total assets ($bn)	61.1	52.4	30.3
Loans and advances to customers - gross ($bn)	31.4	26.3	17.9
Customer deposits ($bn)	51.1	42.8	24.9
Weighted risk assets ($bn)	38.8	35.8	23.6

Average exchange rate - $/£	1.503	1.440	1.516
Spot exchange rate - $/£	1.613	1.450	1.493

2002 compared with 2001
Contribution increased by 53% or £265 million to £766 million. Excluding the incremental contribution of £219 million from the Mellon Regional Franchise and Medford (the “acquisitions”) and a £21 million adverse impact of exchange rate translation, contribution increased by 14% or £67 million.

Total income was up 53% or £596 million to £1,716 million. Excluding acquisitions and exchange rate fluctuations, organic income growth was 15% or £158 million.

Net interest income rose by 53% or £434 million to £1,248 million. Excluding acquisitions, which added £364 million, and exchange rate fluctuations, net interest income was up 14% or £104 million, as a result of strong organic growth in customer loans and deposits.

Non-interest income rose by 53% or £162 million to £468 million. Excluding acquisitions, which added £121 million, and movements in exchange rates, non-interest income was up 19% or £54 million, as a result of growth in deposit service charges and mortgage banking.

Expenses increased by 55% or £305 million to £855 million. Excluding acquisitions, which added £256 million, and exchange rate fluctuations, expenses increased by 14% or £72 million, to support higher business volumes. Citizens increased its in-store banking activities by opening new branches in 58 Stop&Shop supermarkets. The cost of establishing presence in these stores contributed to the increase in operating expenses.

The cost:income ratio increased from 49.1% to 49.8%. Excluding acquisitions and the impact of exchange rate translation, the underlying cost:income ratio improved from 48.7% to 48.2%.

Provisions were up from £69 million to £95 million. Excluding the Mellon Regional Franchise which added £10 million, provisions were broadly consistent with the second half of 2001.

2001 compared with 2000
Contribution was up 44%, £152 million to £501 million reflecting strong organic growth and the strengthening of the dollar. At constant exchange rates, the increase was 37%, £134 million. The acquisition of the Mellon Regional Franchise, completed on 1 December 2001, contributed £13 million to this increase, £10.1 billion to customer deposits, £4.4 billion to customer loans and advances and added 345 branches to the Citizens network, bringing the total number of branches to 712 at 31 December 2001.

Net interest income rose by 22%, £147 million to £814 million due to growth in customer deposits and secured consumer lending. Non-interest income was up 24%, £59 million to £306 million reflecting growth in deposit service charges, mortgage banking and ATM and debit card income.

Expenses at £550 million were 5%, £25 million higher reflecting organic growth, the acquisition of the Mellon Regional Franchise and the effect of exchange rates. At constant exchange rates expenses declined by 1%, £3 million. The cost:income ratio improved from 57.4% to 49.1%.

Provisions for bad and doubtful debts were £69 million compared with £40 million in 2000, reflecting growth in lending and the economic environment in the US.

page 42	Operating and financial review continued

Central items
	2002 £m	2001* £m	2000* £m	Pro forma 2000* £m

Funding costs	215	211	262	217
Central department costs
- staff costs	108	99	86	114
- other	102	93	85	107
Other corporate items - net	162	83	192	226

Total Central items	587	486	625	664

*	restated (see page 11)

The Centre comprises group and corporate functions which provide services to the operating divisions.

2002 compared with 2001 Total Central items increased by £101 million to £587 million.

Funding costs, which include interest on the perpetual regulatory tier one securities issued in August 2001 of £60 million (2001 – £23 million) were similar to the previous year. This reflected the benefit of retained earnings and lower interest rates.

Other corporate items increased to £162 million compared with £83 million in 2001, which benefited from certain one-off items.

2001 compared with 2000 Total Central items reduced by £139 million to £486 million.

Funding costs at £211 million were down 19%, £51 million. 2001 benefited from the proceeds of the share placing in July 2001 prior to deployment in the acquisition of the Mellon Regional Franchise, contributing £35 million. Other costs at £275 million declined £88 million, 24%, due largely to the benefit of integration initiatives.

2001 compared with pro forma 2000 Total Central items reduced by £178 million to £486 million.

Funding costs at £211 million were down 3%, £6 million. 2001 benefited from the proceeds of the share placing in July 2001 prior to deployment in the Mellon Regional Franchise acquisition, contributing £35 million.

Central department costs at £192 million declined £29 million, 13%, due mainly to the benefit of integration initiatives. Other corporate items, which included certain one-off items in both years, reduced by 63%, £143 million to £83 million.

Employee numbers
	2002	2001	2000

Corporate Banking and Financial Markets*	18,500	14,400	13,400
Retail Banking	30,100	30,500	28,900
Retail Direct	7,000	6,200	5,800
Manufacturing	19,800	20,700	19,200
Wealth Management	6,500	7,100	6,800
Direct Line Group	10,500	9,200	6,700
Ulster Bank*	4,400	4,500	4,300
Citizens	13,300	11,500	7,300
Centre	1,700	1,600	1,600

Group total	111,800	105,700	94,000

*	Prior periods have been restated to reflect the transfer of Ulster Bank’s leasing business to Corporate Banking and Financial Markets.

2002 compared with 2001 The number of employees increased by 6,100, 6% to 111,800 reflecting business growth and 5,600 from acquisitions, offset by staff reductions from integration.

2001 compared with 2000
The number of employees in the Group rose by 11,700, 12% to 105,700. The increase reflects approximately 5,000 staff in businesses acquired in the year, as well as additional staff to support the growth in business levels and to deliver enhanced customer service in the branch networks. The total also includes short-term appointments in connection with the integration of NatWest.

page 44	Operating and financial review continued

Integration information

1	NatWest integration
In the Offer Document for NatWest issued on 16 December 1999, the Group made various estimates in respect of revenue benefits, cost savings and staff reductions. Those estimates were based on the latest available published information at that time, namely NatWest interim accounts for the half year to 30 June 1999 and the Group’s accounts for the year to 30 September 1999. On 19 April 2000, the Group revised its estimates upwards as a consequence of the experience gained by having detailed access to NatWest following the acquisition on 6 March 2000. These revised estimates are shown in the tables below as “plan”. Subsequently the Group further revised the integration targets upwards in February 2002 for the remainder of the programme based on actual achievements. These targets are shown in the tables below as “revised plan”.

In February 2003 all integration initiatives were completed and the annualised benefits of £890 million for revenue benefits and £1,440 million for cost savings from the full programme achieved.

	Period ending

Revenue benefits	December 2000	December 2001	December 2002	March 2003

Cumulative gross revenue initiatives implemented at the end of each period (£m)
– plan	120	350	550	595
– revised plan			800	890
– actual	147	605	805

	December 2000	December 2001	December 2002	December 2003

Impact on profit before tax (£m)
– plan	50	120	240	390
– revised plan			460	590
– actual	52	312	472

The gross revenue initiatives generated income of £712 million in the year to 31 December 2002 which, net of costs, claims and provisions added £472 million to profit before tax.

	Period ending

Cost savings	December 2000	December 2001	December 2002	March 2003

Cumulative cost savings implemented at the end of each period (£m)
– plan	550	900	1,200	1,340
– revised plan			1,340	1,440
– actual	653	1,205	1,350

	December 2000	December 2001	December 2002	December 2003

Impact on profit before tax (£m)
– plan	290	700	1,050	1,300
– revised plan			1,280	1,400
– actual	448	1,008	1,284

	Period ending

Staff reductions	December 2000	December 2001	December 2002	March 2003

Cumulative total
– plan	9,000	14,000	16,000	18,000
– revised plan			18,000	18,000
– actual	13,000	17,000	18,000

	Period ending

Integration costs	December 2000	December 2001	December 2002	March 2003

Cumulative charge (£m)
– plan	650	1,150	1,350	1,400
– revised plan			2,200	2,300
– actual	547	1,394	2,204

2	Mellon Regional Franchise integration
In the announcement relating to the acquisition of the Mellon Regional Franchise issued on 17 July 2001, the Group disclosed various estimates in respect of cost savings and revenue benefits. Those estimates were based on the unaudited management accounts of the Mellon Regional Franchise for the four months ended 20 April 2001 and Citizens financial statements for the year ended 31 December 2000. These estimates were confirmed as part of the Group’s 2001 year end reporting.

	Period ending

Revenue benefits	December 2002	December 2003	December 2004

Cumulative gross revenue initiatives implemented at the end of each period ($m)
– plan	57	136	242
– actual	70
Impact on profit before tax ($m)
– plan	2	34	104
– actual	19

The gross revenue initiatives generated income of $43 million in the year to 31 December 2002 which, net of costs, claims and provisions, added $19 million to profit before tax.

	Period ending

Cost savings	December 2002	December 2003	December 2004

Cumulative cost savings implemented at the end of each period ($m)
– plan	71	95	101
– actual	95
Impact on profit before tax ($m)
– plan	46	83	98
– actual	70

	Period ending

Integration costs	December 2001	December 2002	December 2003	December 2004

Cumulative charge ($m)
– plan	101	241	260	267
– actual	41	239

2	Medford Integration costs relating to the Medford acquisition amounted to $22 million.

The above discussions should be read in the light of the “forward-looking statements” cautionary note.

page 46	Operating and financial review continued

Overview of balance sheet Summary consolidated balance sheet at 31 December 2002

	2002 £m	2001* £m

Assets
Cash and balances at central banks and items in the course of collection from other banks	6,222	6,381
Treasury bills and other eligible bills	11,459	10,136
Loans and advances to banks	44,296	38,513
Loans and advances to customers	223,324	190,492
Debt securities and equity shares	68,928	65,597
Intangible fixed assets	12,697	13,325
Other assets	35,963	34,167

	402,889	358,611
Long-term assurance assets attributable to policyholders	9,111	10,248

Total assets	412,000	368,859

Liabilities
Deposits by banks	54,720	40,038
Items in the course of transmission to other banks	1,258	2,109
Customer accounts	219,161	198,995
Debt securities in issue	33,938	30,669
Other liabilities	50,956	47,017
Subordinated liabilities	13,965	12,530
Minority interests including non-equity interests	1,839	585
Shareholders’ funds including non-equity interests	27,052	26,668

	402,889	358,611
Long-term assurance liabilities attributable to policyholders	9,111	10,248

Total liabilities	412,000	368,859

Analysis by banking and trading businesses

Banking businesses	311,488	284,471
Trading businesses	100,512	84,388

	412,000	368,859

Analysis of repurchase agreements included above

Reverse repurchase agreements and stock borrowing

Loans and advances to banks	20,578	17,721
Loans and advances to customers	21,941	11,588

	42,519	29,309

Repurchase agreements and stock lending

Deposits by banks	20,097	10,446
Customer accounts	25,060	17,455

	45,157	27,901

*	restated (see page 10)

2002 compared with 2001 Total assets of £412.0 billion at 31 December 2002 were up £43.1 billion, 12%, compared with 31 December 2001 due to business growth.

Treasury bills and other eligible bills increased by £1.3 billion, 13%, to £11.5 billion reflecting liquidity management partially offset by reduced trading activity.

Loans and advances to banks rose £5.8 billion, 15%, to £44.3 billion. Bank placings were up £2.9 billion, 14% to £23.7 billion and reverse repos increased by £2.9 billion, 16%, to £20.6 billion.

Loans and advances to customers were up £32.8 billion, 17%, to £223.3 billion, including reverse repos which increased £10.3 billion to £21.9 billion. Excluding reverse repos, lending increased by £22.5 billion, 13% to £201.4 billion. Growth in customer lending was across all divisions with increases of £11.8 billion in CBFM, £6.3 billion in Retail Banking, £2.6 billion in Retail Direct, £1.4 billion in Ulster Bank and £1.3 billion in Citizens. In $ terms, customer lending in Citizens was up 20% or $5.1 billion, including $0.6 billion arising from the acquisition of Medford.

Debt securities and equity shares increased by £3.3 billion, 5%, to £68.9 billion, principally due to increased holdings in Financial Markets, together with growth in Wealth Management’s investment portfolio of investment grade asset-backed securities and Citizens’ portfolio of US government securities.

Intangible fixed assets declined by £0.6 billion, 5% to £12.7 billion, primarily because of amortisation. Goodwill arising on acquisitions during the year, £0.4 billion, was largely offset by the effect of exchange rate movements.

All other assets rose by £1.6 billion, 4%, to £42.2 billion. Tangible fixed assets were up £1.7 billion, 19% to £10.5 billion mainly reflecting increased operating lease assets in CBFM. Growth in the mark-to-market value of trading derivatives, up £2.4 billion as a result of increased trading activity, was largely offset by lower settlement balances and other assets.

Long term assurance assets and liabilities attributable to policyholders declined £1.1 billion, 11% to £9.1 billion reflecting the fall in equity markets, partially offset by increased investments.

Deposits by banks increased by £14.7 billion, 37% to £54.7 billion, with repos up £9.7 billion, to £20.1 billion and inter-bank deposits up £5.0 billion, 17% to £34.6 billion.

Customer accounts were up £20.2 billion, 10% at £219.2 billion, including repos up £7.6 billion, 44% to £25.1 billion. Excluding repos, deposits rose £12.6 billion, 7% to £194.1 billion with increases of £5.8 billion in CBFM, £4.9 billion in Retail Banking and £1.6 billion in Citizens. In $ terms, Citizens grew by $7.0 billion, 18%, of which $1.1 billion related to Medford.

Debt securities in issue were up £3.3 billion, 11%, to £33.9 billion primarily to meet the Group’s funding requirements.

All other liabilities increased by £3.1 billion, 6% to £52.2 billion. Higher mark-to-market value of trading derivatives, up £3.7 billion, short positions, up £1.8 billion and accruals and deferred income, up £1.0 billion, were partially offset by lower settlement balances.

Subordinated liabilities were up £1.4 billion, 11% to £14.0 billion. The issue of £1.2 billion ($1,850 million) $ denominated and £0.1 billion (€230 million) € denominated dated loan capital and £0.8 billion £ denominated undated loan capital were partially offset by the £0.2 billion ($250 million and £40 million) redemption of dated loan capital and the effect of exchange rate movements of £0.5 billion.

Minority interests increased by £1.3 billion to £1.8 billion principally reflecting the issues of €1,250 million and $750 million trust preferred securities by subsidiaries of the Group.

Shareholders’ funds rose £0.4 billion to £27.1 billion principally due to retentions of £0.7 billion and the issue of £0.6 billion of equity shares in respect of scrip dividend and the exercise of share options, partly offset by the redemption of £0.6 billion non-equity preference shares in January 2002 and the adverse effect of exchange rate movements on share premium account, £0.3 billion.

page 48	Operating and financial review continued

Cash flow

	2002 £m	2001 £m	2000 £m

Net cash inflow from operating activities	13,737	7,287	8,997
Dividends received from associated undertakings	1	1	2
Returns on investment and servicing of finance	(1,901)	(1,447)	(1,005)
Taxation	(1,107)	(1,209)	(705)
Capital expenditure and financial investment	(9,185)	(10,337)	(5,119)
Acquisitions and disposals	(281)	(1,653)	(1,779)
Equity dividends paid	(729)	(653)	(386)
Financing	2,711	4,411	4,604

Increase/(decrease) in cash	3,246	(3,600)	4,609

2002
The major factors contributing to the net cash inflow of £13,737 million from operating activities in 2002 were the operating profit of £4,763 million and an increase in deposits, debt securities in issue and other liabilities of £39,761 million, which were partially offset by the increase in loans and advances of £35,426 million.

The Additional Value Shares dividend of £798 million, interest payments of £674 million on subordinated liabilities and dividend payments on preference shares of £313 million were the main contributors to returns on investments and servicing of finance.

Net purchases of investment securities of £6,629 million and fixed assets of £2,556 million, including operating lease assets, comprised the net cash outflow from capital expenditure and financial investments.

The issue of £1,242 million trust preferred securities and £2,157 million subordinated debt, partially offset by the redemption of preference shares of £600 million and repayment of £202 million of subordinated debt were the main contributors to the net cash inflow from financing of £2,711 million.

2001
Operating profit of £4,252 million and an increase of £31,721 million in deposits, debt securities in issue and other liabilities, partially offset by increases in loans and advances of £22,823 million and in treasury and other eligible bills of £6,796 million, were the major factors in the net cash inflow from operating activities of £7,287 million.

The first dividend on the Additional Value Shares of £399 million, interest of £652 million on subordinated liabilities and dividend payments on preference shares of £353 million contributed to the outflow of £1,447 from returns on investment and servicing of finance.

Net cash outflow from capital expenditure and financial investment consisted of net purchases of investment securities of £6,959 million and fixed assets, including operating lease assets, of £3,378 million.

The issue of £2,705 million of subordinated debt and £2,131 million proceeds from the issue of shares, including a market placing of £2,007 million, in July 2001, to fund the acquisition of the Mellon Regional Franchise, were the main contributors to the net cash inflow from financing of £4,411 million.

2000
The major factors contributing to the net cash inflow of £8,997 million from operating activities in 2000 were the operating profit of £2,970 million, an increase in deposits of £25,667 million and decrease in bank lending of £9,720 million, which were partially offset by the increase in customer loans and advances of £22,014 million and decrease in debt securities in issue and other liabilities of £6,799 million.

Interest payments of £739 million on subordinated liabilities and dividend payments of £228 million on preference shares were the main contributors to returns on investments and servicing of finance.

Net purchase of investment securities of £4,385 million and fixed assets of £734 million, including operating lease assets, comprised the net cash outflow from capital expenditure and financial investment.

The issue of £4,681 million ordinary and preference share capital, primarily to fund the acquisition of NatWest, together with the issue of £294 million subordinated debt were partially offset by the redemption of preference shares of £300 million and repayment of £146 million of subordinated debt, and were the main contributors to the net cash inflow from financing of £4,604 million.

UK GAAP compared with US GAAP The Group’s financial statements are prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP.

The net income available for ordinary shareholders under US GAAP was £3,108 million, £1,137 million higher than profit attributable to ordinary shareholders under UK GAAP of £1,971 million. The principal reasons for the increase are:

•	US GAAP requires all derivatives to be recorded at fair value and changes in fair value recognised currently in earnings unless certain hedge conditions are met. The Group has not changed its use of non-trading derivatives to meet these conditions. Therefore, under US GAAP, the Group’s portfolio of non-trading derivatives has been remeasured to fair value with changes in fair value included in net income together with gains and losses on non-trading derivatives deferred under UK GAAP. Additionally, under US GAAP, certain derivatives embedded in other instruments are accounted for separately and non-derivative financial instruments cannot be designated as a hedge of the foreign exchange exposure of available-for-sale securities. The resulting adjustment increases US GAAP net income before tax by £770 million.

•	Goodwill amortisation is charged to the profit and loss account under UK GAAP, whereas under US GAAP only intangible assets other than goodwill are amortised, resulting in an increase in net income before tax of £681 million.

•	Certain software development costs have been charged to the profit and loss account under UK GAAP; under US GAAP such costs are capitalised and depreciated over the estimated useful life of the software, resulting in a net increase in net income before tax of £283 million.

Capital resources The following table analyses the Group’s regulatory capital resources at the period end:

	31 December 2002 £m	31 December 2001 £m	31 December 2000 £m	30 September 1999 £m	30 September 1998 £m

Capital base
Tier 1 capital	17,155	15,052	12,071	4,605	3,235
Tier 2 capital	13,271	11,734	10,082	3,256	2,950
Tier 3 capital	-	172	167	-	-

	30,426	26,958	22,320	7,861	6,185

Less investments in insurance subsidiaries, associated undertakings and other supervisory deductions	(3,146)	(2,698)	(2,228)	(1,011)	(703)

Total capital	27,280	24,260	20,092	6,850	5,482

Weighted risk assets
Banking book:
On-balance sheet	193,800	176,000	146,600	51,200	44,300
Off-balance sheet	28,700	22,000	16,200	4,200	3,500
Trading book	11,500	12,500	12,400	1,400	1,300

	234,000	210,500	175,200	56,800	49,100

Risk asset ratios	%	%	%	%	%

Tier 1	7.3	7.1	6.9	8.1	6.6
Total	11.7	11.5	11.5	12.1	11.2

It is the Group’s policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the Group has regard to the supervisory requirements of the Financial Services Authority (“FSA”). The FSA uses Risk Asset Ratio (“RAR”) as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its weighted risk assets (the assets and off-balance sheet exposures are ‘weighted’to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a tier 1 component of not less than 4%. At 31 December 2002, the Group’s total RAR was 11.7% (2001 – 11.5%) and the tier 1 RAR was 7.3% (2001 – 7.1%).

page 50	Operating and financial review continued

Risk management
The management of risk is a fundamental management activity performed throughout the Group. As such it underpins the Group’s reputation, performance and future success. It is therefore critically important that the adequacy and effectiveness of our risk management processes are of appropriate standard.

To achieve this the Group has put in place a risk management framework comprising:

•	Leadership, strategy and culture set by the Board and put into effect through Executive Management.

•	Policies, procedures, processes and systems to execute effective risk management throughout the Group.

•	A comprehensive committee structure operating at Group level to direct, approve and review actions taken to manage risk. Where appropriate this is replicated at a divisional level.

•	Risk management functions that are independent of the business management to enforce agreed policy.

Supporting the Board, the following executive committees operate that have risk management as partly or wholly their mandate:

•	Group Executive Management Committee (“GEMC”), a sub-committee of the Board determines the Group’s risk management framework.

•	Group Risk Management Committee (“GRMC”), a sub-committee of the GEMC, provides leadership and oversight of the Group’s risk management and control process, including policies and risk appetite.

•	Group Credit Committee (“GCC”), a sub-committee of the Board, approves facility limits in excess of the authorities delegated to business Credit Committees and makes recommendations to the Board for facilities in excess of its own authority.

•	The Group Asset and Liability Management Committee (“GALCO”), a sub-committee of the GEMC, sets policy for the management of the overall Group balance sheet in respect of capital ratios, structural hedging and liquidity.

The Group Risk Management function plays a key role in the Group’s Risk Management framework. The Group Risk Management function is independent from the businesses and reports through the Group Finance Director to the Group Chief Executive.

Within each Division independent risk management units operate, reporting to both divisional executive management and the Director, Group Risk Management. An assessment of the adequacy and effectiveness of each divisional risk management unit is undertaken by Group Risk Management on a continuous basis to ensure effective control.

Supporting GALCO, Group Treasury is responsible for capital raising, liquidity and structural hedging policies and the management of the Group’s balance sheet. Operational responsibility for asset and liability management is in turn delegated to appropriate management in each major business grouping.

The most significant risks managed by the Group are:

•	Credit risk: the risk arising from the possibility that the Group will incur losses from the failure of a customer to meet its obligations.

•	Liquidity risk: the risk that the Group will be unable to meet its funding requirements at acceptable rates and appropriate maturities.

•	Market risk: the risk arising from the possibility that the Group will incur losses from changes in interest rates, foreign exchange rates or the prices of equity shares and indices, commodities, debt securities and other financial contracts, including derivatives.

•	Regulatory risk: the risk of material loss, reputational damage or liability arising from the Group’s failure to comply with the requirements of the Group’s regulators and relevant Codes of Best Practice that oversee the conduct of regulated business in all geographic regions where the Group has operations.

•	Enterprise risk: the risk of loss from inadequate or failed internal processes, people and systems or from external events. Insurance risk arising from insurance as a source of risk and as a tool to reduce other risk exposure is also managed as part of enterprise risk.

Group Risk Management is also responsible for the Group wide coordination of the Group’s response to key regulatory developments affecting risk and capital management. In carrying out this responsibility, Group Risk Management coordinates across the Group Risk Management, Group Treasury and Group Finance functions. Key regulatory developments, which are explained in greater detail under Supervision and regulation on page 163, are the New Basel Accord and the related EU Capital Adequacy Directive, the FSA’s Integrated Prudential Sourcebook and the EU Financial Conglomerates Directive.

Effective coordination and control of the Group’s internal and external approach to these regulatory developments are ensured through the oversight of executive and divisional steering committees and through a Programme team which has been established within Group Risk Management. The Group is represented and actively participates in the international and UK industry associations providing input on these regulatory developments to the Basel Committee, EU Commission and the FSA. In addressing these regulatory changes, the Group’s objective is to ensure that the ways it decides to enhance its risk and capital management practices to meet its own internal requirements will also result in the Group being well positioned to meet the demands of current and future regulatory regimes.

Credit risk Credit risk is the risk arising from the possibility that the Group will incur losses from the failure of a customer to meet its obligations.

This risk is managed within the Group’s Credit Risk Management framework comprising:

•	Executive involvement through the GRMC.

•	The Group’s principles for managing credit risk.

•	The Group’s credit approval processes and credit assessments.

•	Credit portfolio management.

•	The review and oversight of delegated authorities.

•	Problem exposure management.

Executive involvement through the GRMC This sub-committee of the GEMC is chaired by the Group Finance Director and includes other executive directors. It defines the credit risk strategy of the Group and approves both policy changes and other enhancements to the credit risk management framework. On a day-to-day basis, executive directors and other GEMC members participate in the Group, divisional and subsidiary company Credit Committees. These committees hold the highest levels of credit authority (below Board level) in the Group.

The Group’s principles for managing credit risk set out minimum standards for managing credit risk. These include principles for maintaining the credit culture of the Group, approving credit risk taken by the Group, credit stewardship and reviewing the effectiveness of the credit culture. As a minimum:

•	All credit risk exposures require approval before assumption by the Group. Existing credit risk exposures are monitored and reviewed periodically against approved risk limits. Review occurs at least annually with the lower quality exposures being subject to greater frequency of analysis and assessment. Approvals in respect of credit exposure can only be given by duly authorised individuals or bodies (Credit Committees) or if below certain specified thresholds through authorised automated processes.

•	Credit authority is delegated only to competent individuals who are independent of business revenue generation or to established credit committees. Other than in specialist areas which operate under strict parameters, credit authority is not extended to branch or account relationship managers.

•	Credit risk exposures originated anywhere in the Group that create obligations from the same customer group are aggregated (subject to de minimis thresholds) in order to determine the appropriate level of credit approval required and to facilitate consolidated credit risk management.

•	Customers are assigned a credit rating, which is mapped to a Group scale that reflects the probability of default.

page 52	Operating and financial review continued

Credit approval processes exist for each of the significant customer types in order to ensure appropriate skills and resources are employed in credit assessment and approval:

•	Retail and personal businesses use industry standard credit scoring techniques, adapted for the Group, to process small scale, large volume credit decisions. These are combined with traditional analysis and judgment to support more significant credit risks in this area.

•	Credit approvals for the professional counterparties of Financial Markets are supported by a dedicated credit function, which provides expertise in traded markets product risk and which specialises in the analysis and assessment of financial institutions.

•	For the Group’s corporate businesses, the relationship management team, the Analysis Rating and Research Unit and the Credit Risk Department, support the judgment exercised over credit approvals.

The balance between risk and reward is managed by the credit approval process and appropriate risk adjusted return measurement tools.

Credit portfolio management The business units and the GEMC review monthly reports on the Group’s portfolio of credit risks. Portfolio information is examined principally by the quality of credit ratings but is also further sub-divided by major division/subsidiary, by geography and by industrial sector. Expected loss and other statistical tools are used in trend analysis.

The review and oversight of delegated authorities Both Group Risk Management and divisional credit risk functions undertake reviews in order to provide independent oversight of delegated authorities and to ensure compliance with Group practice.

Problem exposure management is facilitated through specialised units, which provide intensive management to minimise the incidence of credit risk losses. Credit management within each business unit is the responsibility of business unit Credit Committees and specialist units within the Group provide appropriate management and control over the Group’s impaired and potential problem loans.

•	In the Group’s corporate businesses, problem loans and exposures are managed by Specialised Lending Services, which provides dedicated resource experienced in corporate restructuring. The Problem Exposure Review Forum reviews all such significant cases at least annually. This group is chaired by the Group Chief Executive and includes the appropriate divisional executive, account managers and credit managers.

•	The Group’s retail businesses operate automated triggers and filters as part of the monthly monitoring of all accounts. Identified problems are then managed through prescribed processes by centralised credit management units.

Residual value risk The Group’s asset finance activities also expose the Group to risk of loss if the value of the physical asset at the end of the financing term is less than that required to achieve the planned return. The Group mitigates this risk through portfolio diversification and active management of asset exposures throughout their life, from pricing through to re-marketing at the end of the transaction term.

Loan portfolio The Group’s loan portfolio consists of loans (including overdraft facilities), instalment credit and finance lease receivables.

Overdraft facilities provide the customer with a demand deposit account and demand credit facility combined in a single checking (current) account. An overdraft is effected whenever a customer’s drawings on a demand deposit account exceed the credit balance of the account, the balance of which may alternate between debit and credit. While overdrafts are contractually repayable on demand, unless a fixed term has been agreed, in practice customers will from time to time make deposits into the account thereby reducing indebtedness or increasing a credit balance in accordance with their requirements. Borrowing limits on the overdraft facility are established and full repayment is normally only required if the customer fails to honour the conditions on which the limit was granted or their financial position has so deteriorated such that it is necessary to take protective action. Overdraft facilities are usually reviewed at least annually. Interest is generally calculated on the daily outstanding balance by reference to the Group’s base rate and is typically charged monthly. Overdrafts accounted for approximately 10.7% of the Group’s total domestic loan portfolio at 31 December 2002 (2001 – 12.6%; 2000 – 11.0%).

Provisioning policy The Group’s approach to managing credit risk is discussed under ‘Credit risk’ above and its accounting policy for loans and advances is set out on page 94. The Group provides for losses existing in its lending book to record loans and advances at their expected ultimate net realisable value.

Specific provisions are made against loans when, as a result of review, it is considered that recovery is in serious doubt. Each loan portfolio is considered and monitored separately using a variety of systems, reports and models.

•	Homogeneous portfolios, including credit card receivables and mortgages, comprise a significant proportion of the Group’s loans. Provisions on these portfolios are calculated using a formulaic approach based on number of days in arrears and the predicted risk of loss on the loan.

•	For other portfolios, customers are assigned a credit grading which is mapped on to the Group scale. Credit grades are reviewed at least annually. Where deterioration is detected, the credit is downgraded as appropriate. If it is determined that more intensive management is required, the credit is passed to a specialist unit. Specific provision is made where a review of the advance reveals that the credit-worthiness of the borrower has undergone a significant deterioration and that recovery of the advance is in significant doubt taking account of available security. This review will also consider the cancellation or reduction of unutilised limits, the appointment of an investigating accountant and other actions that are designed to mitigate the credit risk faced by the Group. The amount of the specific provision will reflect the financial condition of the borrower, the realisable value of any security and the costs of recovery or realisation of that security as at the balance sheet date.

The Group establishes a general provision through charges to the profit and loss account in order to cover losses that have not been specifically identified but are known from experience to be present in any portfolio of loans. The level of general provision reflects the size and diversity of the Group’s loan portfolio, past experience, the current state of the economies in which the Group operates and the scope of specific provisioning procedures.

The Group monitors its credit loss experience in each of its loan portfolios. The assumptions used to determine the level of provisions, in homogeneous portfolios and in other portfolios, are adjusted to reflect the actual experience.

Bad and doubtful debt provisions made during the year (less amounts released and recoveries of amounts written-off in previous years) are charged to the profit and loss account. Where the collectability of interest is in doubt it is not credited to the profit and loss account but to a suspense account. Loans classified as bad debts and any related suspended interest are written-down to their estimated net realisable value when it is identified that there is no realistic prospect of recovery of all or part of the loan. There are differences in accounting practices between UK and US banks. In the UK, loans and the related accrued interest are written-off only when, as a matter of banking judgment, there is no realistic prospect of recovery. When management determines that a write-off is appropriate, the principal amount and accrued interest on the obligation are written down their to estimated net realisable value. Banks in the US may write-off impaired lending more quickly. In the UK, interest receivable on loans is recognised as income as it accrues provided that its collectability is not subject to significant doubt. In contrast, banks in the US typically cease accruing interest when loans become overdue by 90 days. The effect of these differences is that the Group’s gross lendings, its provisions for bad and doubtful debts and provision cover ratios may be greater than would be the case using US practice.

An analysis of the Group’s loans and advances to customers before provisions is contained on page 54. An analysis of provisions for bad and doubtful debts, write-offs and recoveries is also included on pages 55 to 57. The Group’s loan control and review procedure do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the SEC in the US. The table on page 58 shows the estimated amount of loans which would be reported using the SEC’c classifications.

Cross border outstandings and selected country exposures The Group proactively manages its country risk exposure with the view to minimising exposures to countries which may be adversely affected by global economic pressure. An analysis of these countries is contained in page 59. Cross border outstandings in excess of 0.75% of Group total assets (including acceptances) are disclosed on page 59.

page 54	Operating and financial review continued

Analysis of loans and advances to customers The following table analyses loans and advances to customers before provisions by remaining maturity, geographical area and type of customer. Overdrafts are included in the ‘Within 1 year’category.

	Within 1 year £m	After 1 but within 5 years £m	After 5 years £m	31 December 2002 Total £m	31 December 2001 £m	31 December 2000 £m	30 September 1999 £m	30 September 1998 £m

UK
Central and local government	1,514	3	4	1,521	706	1,957	150	78
Manufacturing	5,632	827	927	7,386	7,401	6,806	2,715	2,075
Construction	2,257	692	519	3,468	3,018	2,615	648	543
Finance	10,042	1,133	1,221	12,396	8,517	9,944	2,891	2,197
Service industries and
business activities	13,726	4,685	7,611	26,022	25,033	20,903	8,062	6,979
Agriculture, forestry and fishing	1,295	476	692	2,463	2,391	2,373	673	643
Property	7,697	3,346	4,896	15,939	12,274	10,415	3,668	2,935
Individuals - home mortgages	1,579	3,513	37,009	42,101	36,976	32,600	9,544	8,317
- other	11,173	6,943	4,139	22,255	20,076	17,881	6,283	4,550
Finance leases and instalment credit	2,809	4,520	4,394	11,723	11,258	10,816	3,614	3,487

Total domestic	57,724	26,138	61,412	145,274	127,650	116,310	38,248	31,804
Overseas residents	21,005	853	1,799	23,657	24,164	19,257	2,799	2,248

Total UK offices	78,729	26,991	63,211	168,931	151,814	135,567	41,047	34,052

Overseas
US	21,525	10,101	9,382	41,008	29,230	23,050	6,807	5,811
Rest of the World	10,726	3,272	3,307	17,305	13,093	12,598	2,223	1,787

Total overseas offices	32,251	13,373	12,689	58,313	42,323	35,648	9,030	7,598

Loans and advances
to customers - gross	110,980	40,364	75,900	227,244	194,137	171,215	50,077	41,650

Provisions for bad and doubtful debts				(3,920)	(3,645)	(3,139)	(737)	(633)

Loans and advances
to customers - net				223,324	190,492	168,076	49,340	41,017

Fixed rate	38,315	16,179	25,832	80,326	62,282	53,983	15,959	11,738
Variable rate	72,665	24,185	50,068	146,918	131,855	117,232	34,118	29,912

Gross loans and advances
to customers - by maturity	110,980	40,364	75,900	227,244	194,137	171,215	50,077	41,650

Provisions for bad and doubtful debts For a discussion of the factors considered in determining the amount of the provisions, see ‘Provisioning policy’on page 53. The following table shows the elements of provisions for bad and doubtful debts.

	31 December 2002 £m	31 December 2001 £m	31 December 2000 £m	3 months ended 31 December 1999 £m	30 September 1999 £m	30 September 1998 £m

Provisions at the beginning of the period
Domestic	2,467	2,370	484	433	347	316
Foreign	1,186	783	332	304	286	143

	3,653	3,153	816	737	633	459

Currency translation and other adjustments
Domestic	(4)	4	(1)	-	-	-
Foreign	(58)	13	43	2	10	(8)

	(62)	17	42	2	10	(8)

Acquisitions of businesses
Domestic	11	83	1,871	2	-	-
Foreign	12	171	494	23	-	(11)

	23	254	2,365	25	-	(11)

Amounts written-off
Domestic	(743)	(645)	(599)	(35)	(175)	(144)
Foreign	(293)	(190)	(185)	(5)	(51)	(26)

	(1,036)	(835)	(784)	(40)	(226)	(170)

Recoveries of amounts written-off in previous periods
Domestic	37	54	142	10	44	20
Foreign	26	26	22	3	10	15

	63	80	164	13	54	35

Charged to profit and loss account
Domestic	813	601	473	74	217	155
Foreign	473	383	77	5	49	173

	1,286	984	550	79	266	328

Provisions at the end of the period (1)
Domestic	2,581	2,467	2,370	484	433	347
Foreign	1,346	1,186	783	332	304	286

	3,927	3,653	3,153	816	737	633

Gross loans and advances to customers
Domestic	145,274	127,650	116,310	41,045	38,248	31,804
Foreign	81,970	66,487	54,905	13,892	11,829	9,846

	227,244	194,137	171,215	54,937	50,077	41,650

Closing customer provisions as a % of gross loans
and advances to customers (2)
Domestic	1.78%	1.93%	2.04%	1.18%	1.13%	1.09%
Foreign	1.63%	1.77%	1.40%	2.39%	2.57%	2.90%

Total	1.73%	1.88%	1.83%	1.49%	1.47%	1.52%

Customer charge against profit as a % of gross loans
and advances to customers
Domestic	0.56%	0.47%	0.41%	0.72%	0.57%	0.49%
Foreign	0.58%	0.58%	0.14%	0.14%	0.41%	1.76%

Total	0.57%	0.51%	0.32%	0.58%	0.53%	0.79%

(1)	Notes: Includes closing provisions against loans and advances to banks of £7 million (31 December 2001 – £8 million; 31 December 2000 - £14 million).

(2)	Closing customer provisions exclude closing provisions against loans and advances to banks.

page 56	Operating and financial review continued

Provisions for bad and doubtful debts (continued) The following table presents additional information with respect to the provisions for bad and doubtful debts.

	31 December			30 September
	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m

Loans and advances to customers (gross)	227,244	194,137	171,215	50,077	41,650

Provisions at end of period:
Specific provisions - customers	3,323	3,031	2,571	567	454
Specific provisions - banks	7	8	14	-	-
General provision	597	614	568	170	179

	3,927	3,653	3,153	737	633

Customer provision at end of period as % of loans and
advances to customers at end of period:
Specific provisions	1.47%	1.56%	1.50%	1.13%	1.09%
General provision	0.26%	0.32%	0.33%	0.34%	0.43%

	1.73%	1.88%	1.83%	1.47%	1.52%

Average loans and advances to customers (gross)	211,206	181,584	142,288	45,807	39,456

As a % of average loans and advances to customers during the period:
Total customer provisions charged to profit and loss	0.61%	0.54%	0.39%	0.58%	0.83%

Amounts written-off (net of recoveries) - customers	0.46%	0.42%	0.44%	0.38%	0.34%

Analysis of closing provisions for bad and doubtful debts The following table analyses customer provisions for bad and doubtful debts by geographical area and type of domestic customer.

	31 December						30 September
	2002		2001		2000		1999		1998
	Closing provision £m	% of loans to total loans %	Closing provision £m	% of loans to total loans %	Closing provision £m	% of loans to total loans %	Closing provision £m	% of loans to total loans %	Closing provision £m	% of loans to total loans %

Domestic
Central and local government	-	0.6	-	0.4	-	1.1	-	0.3	-	0.3
Manufacturing	205	3.2	209	3.8	148	4.0	16	5.4	16	5.0
Construction	65	1.5	72	1.6	77	1.5	8	1.3	9	1.3
Finance	71	5.5	73	4.4	75	5.8	4	5.8	3	5.3
Service industries and business activities	699	11.5	627	12.9	665	12.2	124	16.1	95	16.7
Agriculture, forestry and fishing	29	1.1	31	1.2	33	1.4	3	1.4	2	1.5
Property	40	7.0	39	6.3	55	6.1	11	7.3	13	7.0
Individuals - home mortgages	60	18.5	53	19.1	35	19.0	22	19.1	17	20.0
- other	855	9.8	855	10.3	797	10.5	167	12.5	121	10.9
Finance leases and instalment credit	208	5.2	164	5.8	149	6.3	12	7.2	7	8.4

Total domestic	2,232	63.9	2,123	65.8	2,034	67.9	367	76.4	283	76.4
Foreign	1,091	36.1	908	34.2	537	32.1	200	23.6	171	23.6

Specific provisions	3,323	100.0	3,031	100.0	2,571	100.0	567	100.0	454	100.0

General provision	597		614		568		170		179

Total provisions	3,920		3,645		3,139		737		633

Analysis of write-offs The following table analyses amounts written-off by geographical area and type of domestic customer.

	Year ended 31 December			Year ended 30 September
	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m

Domestic
Manufacturing	111	61	55	4	11
Construction	18	19	30	5	5
Finance	35	8	5	1	2
Service industries and business activities	180	176	146	38	41
Agriculture, forestry and fishing	10	5	5	1	2
Property	9	14	7	4	4
Individuals - home mortgages	2	3	12	9	5
- others	333	297	230	107	70
Finance leases and instalment credit	45	62	109	6	4

Total domestic	743	645	599	175	144
Foreign	293	190	185	51	26

Total write-offs*	1,036	835	784	226	170

*	Includes amounts written-off in respect of banks of £1 million (2001 – £6 million; 2000 – £5 million).

Analysis of recoveries The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

	Year ended 31 December			Year ended 30 September
	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m

Domestic
Manufacturing	1	2	12	2	1
Construction	-	1	13	1	3
Finance	-	1	3	8	1
Service industries and business activities	1	5	45	4	6
Agriculture, forestry and fishing	-	-	3	-	-
Property	1	1	6	-	1
Individuals - home mortgages	-	-	-	1	-
- others	27	41	57	28	8
Finance leases and instalment credit	7	3	3	-	-

Total domestic	37	54	142	44	20
Foreign	26	26	22	10	15

Total recoveries	63	80	164	54	35

page 58	Operating and financial review continued

Risk elements in lending and potential problem loans The Group’s loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the SEC in the US. The following table shows the estimated amount of loans that would be reported using the SEC’s classifications. The figures incorporate estimates and are stated before deducting the value of security held or related provisions.

	31 December 2002 £m	31 December 2001 £m	31 December 2000 £m	30 September 1999 £m	30 September 1998 £m

Loans accounted for on a non-accrual basis (3):
Domestic	3,077	2,829	2,482	378	416
Foreign	1,098	737	344	170	148

Total	4,175	3,566	2,826	548	564

Accruing loans which are contractually overdue 90 days
or more as to principal or interest (4):
Domestic	363	643	662	322	311
Foreign	129	142	168	110	117

Total	492	785	830	432	428

Loans not included above which are classified
as ‘troubled debt restructurings’ by the SEC:
Domestic	144	26	43	13	15
Foreign	60	116	122	104	5

Total	204	142	165	117	20

Total risk elements in lending	4,871	4,493	3,821	1,097	1,012

Potential problem loans (5)
Domestic	639	801	699	171	98
Foreign	544	279	73	75	45

	1,183	1,080	772	246	143

Closing provisions for bad and doubtful debts as
a % of total risk elements in lending	81%	81%	83%	67%	63%
Risk elements in lending as a % of gross loans
and advances to customers	2.14%	2.31%	2.23%	2.19%	2.43%

(1)	Notes:
For the analysis above, ‘Domestic’consists of the UK domestic transactions of the Group. ‘Foreign’ comprises the Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.

(2)	The classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not necessarily indicate that the principal of the loan is uncollectable in whole or in part. Collection depends in each case on the individual circumstances of the loan, including the adequacy of any collateral securing the loan and therefore classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not always require that a provision be made against such a loan. In accordance with the Group’s provisioning policy for bad and doubtful debts, it is considered that adequate provisions for the above risk elements in lending have been made.

(3)	The Group’s UK banking subsidiary undertakings account for loans on a non-accrual basis from the point in time at which the collectability of interest is in significant doubt. Certain subsidiary undertakings of the Group, principally Citizens, generally account for loans on a non-accrual basis when interest or principal is past due 90 days.

(4)	Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.

(5)	Loans that are current as to the payment of principal and interest but in respect of which management has serious doubts about the ability of the borrower to comply with contractual repayment terms. Substantial security is held in respect of these loans and appropriate provisions have already been made in accordance with the Group’s provisioning policy for bad and doubtful debts.

	Year ended 31 December			Year ended 30 September
	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m

Gross income not recognised but which would have been
recognised under the original terms of non-accrual and
restructured loans
Domestic	234	173	148	53	57
Foreign	73	60	48	32	20

	307	233	196	85	77

Interest on non-accrual and restructured loans included in
net interest income
Domestic	47	42	30	4	14
Foreign	7	14	8	13	7

	54	56	38	17	21

Cross border outstandings in excess of 0.75% of total assets Cross border outstandings consist of loans to banks and customers (including finance lease and instalment credit receivables) and other monetary assets, including non-local currency claims of overseas offices on local residents. The Group monitors the geographical breakdown of outstandings based on the country of domicile of the borrower or guarantor of ultimate risk. The table below sets out the Group’s cross border outstandings in excess of 0.75% of Group total assets (including acceptances) of £414.4 billion (2001 – £371.7 billion; 2000 –£320.9 billion). None of these countries has experienced repayment difficulties that have required refinancing of outstanding debt.

31 December	As % of total assets %	Total £m	Banks and other financial institutions £m	Governments and official institutions £m	Commercial, industrial and other private sector £m

2002
United States	2.81	11,658	4,960	453	6,245
Germany	2.53	10,464	8,657	795	1,012
Cayman Islands	1.66	6,897	226	-	6,671
Netherlands	1.52	6,318	4,446	247	1,625
France	1.44	5,971	4,835	146	990
Italy	0.93	3,867	2,286	326	1,255
Japan	0.76	3,156	2,855	1	300

2001
United States	2.40	8,901	2,473	2,009	4,419
Germany	2.14	7,969	6,488	483	998
Cayman Islands	1.48	5,501	1,581	-	3,920
France	1.33	4,930	3,090	230	1,610
Netherlands	1.24	4,596	3,400	-	1,196
Switzerland	0.98	3,646	3,269	3	374

2000
United States	2.03	6,520	4,006	13	2,501
Germany	1.92	6,156	5,654	91	411
Japan	1.21	3,891	3,327	133	431
Netherlands	1.07	3,446	2,104	6	1,336
France	1.03	3,310	2,375	62	873
Switzerland	0.98	3,137	2,718	6	413
Cayman Islands	0.90	2,878	40	-	2,838

Selected country exposures The Group devotes particular attention to exposures to countries that have been adversely affected by global economic pressure. The table below details exposures to countries that are sometimes considered as having a higher credit and foreign exchange risk.

	Bank £m	Non-bank £m	31 December 2002 Total £m	Bank £m	Non-bank £m	31 December 2001 Total £m	Bank £m	Non-bank £m	31 December 2000 Total £m

Argentina	30	15	45	39	12	51	113	63	176
Brazil	-	14	14	158	22	180	193	38	231
Mexico	66	91	157	108	62	170	155	87	242
Turkey	25	65	90	38	102	140	153	35	188
Venezuela	-	115	115	-	99	99	-	91	91

page 60	Operating and financial review continued

Off balance sheet arrangements The Group is involved with several types of off-balance sheet arrangements, including special purpose vehicles, lending commitments and financial guarantees.

Special purpose vehicles (“SPVs”) are vehicles set up for a specific, limited purpose that do not carry out a business or trade and typically have no employees. They take a variety of legal forms – trusts, partnerships and companies – and fulfil many different functions. They constitute a key element of securitisation transactions in which an SPV acquires financial assets funded by the issue of securities.

In the normal course of business, the Group arranges securitisations to facilitate client transactions and undertakes securitisations to sell financial assets or to obtain funding. It has established a number of SPVs to act as commercial paper conduits for customers. SPVs are also utilised in its fund management activities to structure investment funds to which the Group provides investment management services.

Lending commitments and other commitments Under a loan commitment, the Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term, may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities. Other commitments include documentary credits, which are commercial letters of credit providing for payment by the Group to a named beneficiary against presentation of specified documents, forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities.

Guarantees and other contingent liabilities The Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer’s obligations to third parties if the customer fails to do so. The maximum amount that the Group could be required to pay under a guarantee is its principal amount. The Group expects most guarantees it provides to expire unused. Other contingent liabilities include contingent liabilities arising out of acceptances, endorsements, standby letters of credit, performance and customs bonds, warranties and indemnities. In accepting a bill of exchange drawn on it by a customer a bank undertakes to pay the holder of the bill at maturity. Most acceptances are presented for payment and reimbursement by the customer is usually immediate. In the UK, bills accepted by certain banks designated by the Bank of England are eligible for rediscount at the Bank of England. Under US GAAP, acceptances and the corresponding customer obligation are recognised on the balance sheet. In endorsing a bill of exchange, a bank accepts liability for payment of any shortfall on the bill at maturity. Unlike acceptances, the endorsing bank receives value for the bill, which is then rediscounted.

The Group’s contingent liabilities and commitments are set out in Note 41 on the accounts.

Contractual obligations The table below summarises the Group’s contractual cash obligations by remaining maturity as at 31 December 2002.

	Less than 1 year £m	More than 1 year but less than 3 years £m	More than 3 years but less than 5 years £m	Over 5 years £m	Total £m

Contractual cash obligations
Dated loan capital	355	1,183	454	5,610	7,602
Operating leases	247	454	408	2,247	3,356
Finance leases	29	10	4	128	171
Unconditional obligations to purchase goods or services	489	420	3	1	913

Total	1,120	2,067	869	7,986	12,042

The table above does not include undated loan capital. The maturity of deposits by banks is given in Note 24, of customer accounts in Note 25, and of debt securities in issue in Note 26.

Liquidity risk
Liquidity management within the Group focuses on both overall balance sheet structure and the control within prudent limits of risk arising from the mismatch of maturities across the balance sheet and from contingent obligations.

The structure of the Group’s balance sheet is managed to maintain substantial diversification, to minimise concentration across its various deposit sources, and to contain the level of reliance on total and net short-term wholesale sources of funds within prudent levels.

The short-term maturity structure of the Group’s liabilities and assets is also managed on a daily basis to ensure that contractual cashflow obligations, and potential cashflows arising from undrawn commitments and other contingent obligations, can be met as they arise from day to day, either from cash inflows from maturing assets, new borrowing or from the sale or repurchase of various debt securities held.

That short-term liquidity risk is managed on a consolidated basis for the whole Group excluding the activities of Citizens and insurance businesses in the UK, which are subject to regulatory regimes that necessitate the separate management of liquidity. Internal liquidity mismatch limits are set for all other subsidiaries and non-UK branches which have material local treasury activities in external markets, to ensure those activities do not compromise daily maintenance of the Group’s overall liquidity risk position within the Group’s policy parameters.

The level of large deposits taken from banks, corporate customers, non-bank financial institutions and other customers, and significant cash outflows therefrom, are also reviewed to monitor concentration and identify any adverse trends.

The degree of maturity mismatch within the overall long-term structure of the Group’s assets and liabilities is also managed within internal policy limits, to ensure that term asset commitments may be funded on an economic basis over their life. In managing its overall term structure, the Group analyses and takes into account the effect of retail and corporate customer behaviour on actual asset and liability maturities where they differ materially from the underlying contractual maturities.

Policy parameters for the control of overall balance sheet structure and liquidity risk are set by the GALCO. Compliance is monitored and co-ordinated by the Group Treasury function both in respect of internal policy and the regulatory requirements of the FSA.

In addition to their consolidation within the Group’s daily liquidity management processes, it is also the responsibility of all Group subsidiaries and branches outside the UK to ensure compliance with all separate local regulatory liquidity requirements applicable.

The Group also periodically evaluates various scenarios and undertakes stress tests to analyse the potential impact on its liquidity risk. Contingency plans are maintained to anticipate and respond to any approaching or actual material deterioration in market conditions.

page 62	Operating and financial review continued

Sources of funding Excluding capital and other liabilities, customer accounts continue to provide a substantial majority of the Group’s funding and represent a well diversified and stable source of funds from a wide range of retail, corporate and non-bank institutional customers.

	2002		2001
	£m	%	£m	%

Customer accounts: repayable on demand	127,320	39	115,054	41
time deposits (excluding repos)	66,781	21	66,486	23

Total customer accounts	194,101	60	181,540	64
Repo agreements with customers	25,060	8	17,455	6
Deposits by banks (including repos)	54,720	17	40,038	14
Debt securities in issue	33,938	10	30,669	11
Short positions	16,381	5	14,622	5

Total deposits including repo agreements, debt securities in issue and short positions	324,200	100	284,324	100

Customer accounts, excluding repo agreements, grew by £12,561 million, 7% and represent 60% of the Group’s funding excluding capital and other liabilities. In reflection of the higher rate of growth in customer loans and advances excluding reverse repos, up £22,754 million, 12%, the proportion of funding from wholesale sources has increased.

Repo agreements with corporate and institutional customers are undertaken primarily by RBS Greenwich Capital in the USA and by Financial Markets. Repo activity with customers increased to represent 8% of the Group’s funding excluding capital and other liabilities at 31 December 2002 (2001 – 6%).

Deposits by banks increased by £14,682 million to represent 17% of the Group’s funding, excluding capital and other liabilities. Deposits by banks are taken from a wide range of counterparties, with the largest single depositor continuing to represent less than 1% of the Group’s total funding.

Debt securities in issue increased by £3,269 million to represent 10% of the Group’s funding, excluding capital and other liabilities, at 31 December 2002 (2001 – 11%). Total debt securities in issue at 31 December 2002 includes £6,035 million (2001 – £5,969 million) with a maturity of over 1 year, reflecting the activity of the Group in raising term funds through its Euro Medium Term Note programme and other term issues.

The Group remains well placed to access various wholesale funding sources from a wide range of counterparties and markets, and the changing mix evident between customer repo, deposits by banks and debt securities in issue primarily reflects comparative pricing and investor/counterparty demand rather than a material perceived trend.

Net customer activity Net customer lending rose by £10,193 million as the growth in loans and advances to customers exceeded the growth in customer accounts, thus increasing the degree of reliance on wholesale market funding to support loan growth. Structural liquidity risk continues to be maintained well within the Group’s policy parameters.

	2002 £m	2001 £m

Loans and advances to customers (excluding reverse repos)	205,303	182,549
Customer accounts (excluding repos)	194,101	181,540

Customer lending less customers accounts	11,202	1,009

Customer accounts (excluding repos) as % of loans and advances to customers (excluding reverse repos)	94.5%	99.4%

In prevailing economic conditions and with interest rates at historically low levels in the UK, US and Europe, it is anticipated that the growth in demand for further borrowing by customers will in the medium term continue to exceed that for customer deposits received, thus increasing net customer lending further and increasing gradually over time the Group’s dependence on the wholesale market for funding. The Group has evaluated a range of balance sheet management strategies to address the consequent impact on its liquidity risk position and has developed plans to contain that within its normal policy parameters.

Net wholesale market activity
	2002 £m	2001 £m

Deposits by banks (including repos) :
repayable on demand	15,559	7,259
less than 3 months maturity	35,125	25,560
over 3 months maturity	4,036	7,219
	54,720	40,038
Repos with customers	25,060	17,455
Debt securities in issue	33,938	30,669
Short positions	16,381	14,622

Wholesale liabilities	130,099	102,784

Loans and advances to banks (including reverse repos):
repayable on demand	6,792	3,934
less than 3 months maturity	28,537	26,200
over 3 months maturity	8,974	8,387

	44,303	38,521
Reverse repo agreements with customers	21,941	11,588
Debt securities, treasury bills and other eligible bills	78,501	74,176

Wholesale assets	144,745	124,285

Net surplus of wholesale assets	14,646	21,501

The Group’s net surplus of wholesale assets reduced by £6,855 million, but overall structural liquidity risk remains well within the Group’s policy parameters.

Comparing the maturity and level of deposits by banks with loans and advances to banks shows an increased reliance on shorter term interbank funding. Deposits by banks net of loans and advances to banks increased from £1,517 million to £10,417 million and the maturity structure has shortened. Net bank deposits repayable on demand rose by £5,442 million and net bank deposits of less than 3 months’maturity rose by £7,228 million, whilst net bank lending of over 3 months maturity rose by £3,770 million.

page 64	Operating and financial review continued

Analysis of deposits – product analysis The following table shows the distribution of the Group’s deposits by type and geographical area:

	2002 £m	2001 £m	2000 £m

UK
Domestic:
Demand deposits - interest-free	22,067	21,095	20,721
- interest-bearing	66,118	63,609	53,903
Time deposits - savings	12,180	13,226	13,778
- other	59,819	40,360	37,388
Overseas residents:
Demand deposits - interest-free	908	1,301	2,192
- interest-bearing	8,897	7,286	8,824
Time deposits - savings	1,559	3,210	6,167
- other	21,824	21,979	13,450

Total UK offices	193,372	172,066	156,423

Overseas
Demand deposits - interest-free	6,698	6,719	4,206
- interest-bearing	10,148	10,787	8,127
Time deposits - savings	15,189	21,343	15,293
- other	48,474	28,118	28,383

Total overseas offices (see below)	80,509	66,967	56,009

Total deposits	273,881	239,033	212,432

Banking business	230,144	211,942	187,344
Trading business	43,737	27,091	25,088

Total deposits	273,881	239,033	212,432

Overseas
US	61,738	49,815	39,567
Rest of the World	18,771	17,152	16,442

Total overseas	80,509	66,967	56,009

Short-term borrowings The following table shows details of the Groups short-term borrowings:

	2002 £m	2001 £m	2000 £m

Commercial paper:
Outstanding at year end	3,515	273	681
Maximum amount outstanding at any month-end during year	3,515	643	1,073
Approximate average amount outstanding during year	868	572	737
Approximate weighted average interest rate during the year	2.0%	4.3%	6.2%
Approximate weighted average interest rate at year end	1.6%	4.1%	4.7%
Other short-term borrowings:
Outstanding at year end	72,069	47,750	38,926
Maximum amount outstanding at any month-end during year	72,264	56,890	45,993
Approximate average amount outstanding during year	58,246	50,628	32,437
Approximate weighted average interest rate during year	2.9%	4.8%	5.6%
Approximate weighted average interest rate at year end	2.2%	3.8%	5.8%

Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year end are average rates for a single day and as such may reflect one-day market distortions which may not be indicative of generally prevailing rates. Original maturities of commercial paper are not in excess of one year. ‘Other short-term borrowings’consist principally of borrowings in the money markets included within ‘Deposits by banks’and ‘Customer accounts’ in the accounts, and generally have original maturities of one year or less.

Certificates of deposit and other time deposits The following table shows details of the Group’s certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

	Within 3 months £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	2002 Total £m

UK based companies and branches
Certificates of deposit	17,130	416	306	810	18,662
Other time deposits	58,045	3,097	2,038	2,600	65,780
Overseas based companies and branches
Certificates of deposit	6,144	495	803	-	7,442
Other time deposits	33,873	493	410	1,674	36,450

Total	115,192	4,501	3,557	5,084	128,334

Sterling liquidity Over 53% of the Group’s total assets are denominated in sterling. The FSA requires the Group on a consolidated basis to maintain daily a minimum ratio of 100% between:

•	a stock of qualifying high quality liquid assets (primarily UK government securities, treasury bills, eligible bank bills, and cash held in branches) and

•	the sum of :

•	sterling wholesale net outflows contractually due within 5 working days (offset up to a limit of 50%, by 85% of sterling certificates of deposit held which mature beyond 5 working days), and

•	5% of retail deposits with a residual contractual maturity of 5 working days or less.

The Group has exceeded the minimum ratio requirement throughout 2002.

The FSA also set an absolute minimum level for the stock of qualifying liquid assets that the Group is required to maintain each day. The Group has exceeded that minimum stock requirement at all times during 2002.

The Group’s operational processes are actively managed to ensure that both the minimum sterling liquidity ratio and the minimum stock requirement are achieved or exceeded at all times.

Liquidity in non-sterling currencies For non-sterling currencies, no specific regulatory liquidity requirement is set for the Group by the FSA. However, the importance of managing prudently the liquidity risk in its non-sterling activities is recognised and the Group manages its non-sterling liquidity risk daily within net mismatch limits set for the 0-8 calendar day and 0-1 month periods as a percentage of the Group’s total deposit liabilities.

In measuring its non-sterling liquidity risk, due account is taken of the marketability within a short period of the wide range of debt securities held. Appropriate adjustments are applied in each case, dependent on various parameters, to determine the Group’s ability to realise cash at short notice via the sale or repo of such marketable assets if required to meet unexpected outflows.

The level of contingent risk from the potential drawing of undrawn or partially drawn commitments, back-up lines, standby lines and other similar facilities is also actively monitored and reflected in the measures of the Group’s non-sterling liquidity risk. Particular attention is given to the US$ commercial paper market and the propensity of the Group’s corporate counterparties who are active in raising funds from that market to switch to take up facilities offered by the Group in the event of either counterparty specific difficulties or a significant widening of interest spreads generally in the commercial paper market.

The Group also provides liquidity back-up facilities to both its own conduits and certain other conduits which take funding from the US$ commercial paper market. Limits sanctioned for such facilities totalled less than £6,000 million at 31 December 2002. The short-term contingent liquidity risk in providing such back-up facilities is also mitigated by the spread of maturity dates typically over a 3-month period of the commercial paper taken by the conduits.

The Group has operated within its non-sterling liquidity policy mismatch limits at all times during 2002 and operational processes are actively managed to ensure that is the case going forward.

Contingency plans are also maintained to enable the Group to respond effectively to unforeseen market liquidity or major payment systems problems that may emerge from time to time.

page 66	Operating and financial review continued

Analysis of deposits – currency analysis The following table shows the distribution of deposits by banks and customer accounts by sterling and other currencies.

	2002 £m	2001 £m	2000 £m

Deposits by banks
Sterling	10,998	9,027	3,330
Other currencies	43,722	31,011	31,800

Total deposits by banks	54,720	40,038	35,130

Customer accounts
Sterling	133,404	125,425	122,420
Other currencies	85,757	73,570	54,882

Total customer accounts	219,161	198,995	177,302

Total deposits	273,881	239,033	212,432

Market risk The Group is exposed to market risk because of positions held in its treasury and trading portfolios, as well as its non-trading activity.

Market risk in the treasury portfolios arises as a consequence of the management of the Group’s liquidity requirements. The instruments that give rise to this type of risk are mainly money-market instruments and interest rate derivatives and the main risk factor is therefore interest rates.

Market risk in the trading portfolios is mainly associated with customer-facing trading businesses through the market-making operations and through taking positions in tradeable securities. The associated instruments are held on the trading (mark-to-market) books, and the main risk factors are interest rates, credit spreads, and foreign exchange.

Non-trading market risk is associated with the mismatches between the re-pricing of the Group’s non-trading financial assets and liabilities; with the Group’s investment in overseas subsidiaries, associates and branches; with the Group’s venture capital portfolio; with the investments held in Direct Line Group; and with the strategic equity investment in SCH.

Option risk in the non-trading businesses principally occurs in certain fixed rate assets and liabilities.

Mismatch risk mainly gives rise to interest-rate exposure that is then transferred to the Group’s trading or treasury units for management within their approved limits. The exception is Citizens, where the risk is retained in the non-trading retail and commercial banks.

The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in overseas subsidiary and associated undertakings and their related currency funding.

Non-trading equity risk arises principally from the Group’s strategic investments, its venture capital activities and its general insurance business.

The Group’s long-term assurance assets and liabilities attributable to policyholders have been excluded from these market risk disclosures.

The Group manages the market risk in its trading and treasury portfolios through its Market Risk Management framework, which is based on value-at-risk (“VaR”) limits, together with, but not limited to, stress testing, scenario analysis, and position and sensitivity limits. Stress testing measures the impact of abnormal changes in market rates and prices on the fair value of the Group’s trading portfolios. GEMC approves the high-level VaR and stress limits for the Group. The Group Market Risk function, independent from the Group’s trading businesses, is responsible for setting and monitoring the adequacy and effectiveness of the Group’s market risk management processes.

Value-at-risk VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group’s VaR assumes a time horizon of one day and a confidence level of 95%. In other words, a one-day loss greater than VaR is likely to occur on average on only one in every 20 business days. The Group uses historical simulation models in computing VaR. This approach, in common with many other VaR models, assumes that risk factor changes observed in the past are a good estimate of those likely to occur in the future and is, therefore, limited by the relevance of the historical data used. The Group’s method, however, does not make any assumption about the nature or type of underlying loss distribution. The Group typically uses the previous two years of market data. The Group’s VaR should be interpreted in light of the limitations of the methodology used. These limitations include:

•	Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

•	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

•	VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

•	The Group largely computes the VaR of trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group’s intra-day exposure; such as the calculation of the VaR for selected portfolios.

These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated nor that losses in excess of the VaR amounts will not occur more frequently than once in 20 business days. For a discussion of the Group’s accounting policies for, and information with respect to, its exposures to derivative financial instruments, see accounting policy 15 and Note 39 on the accounts.

Trading The Group’s trading activities comprise: market making – quoting firm bid (buy) and offer (sell) prices with the intention of profiting from the spread between the quotes; customer facilitation – providing products to the Group’s client base at competitive prices; arbitrage – entering into offsetting positions in different but closely related markets in order to profit from market imperfections; and proprietary activity – taking positions in financial instruments as principal in order to take advantage of anticipated market conditions.

Financial instruments held in the Group’s trading portfolios include, but are not limited to, debt securities, loans, deposits, securities sale and repurchase agreements and derivative financial instruments (futures, forwards, swaps and options).

The VaR for the Group’s trading portfolios segregated by type of market risk exposure is presented in the tables below.

2002	Period end £m	Maximum £m	Minimum £m	Average(1) £m

Interest rate (2)	8.4	11.6	6.0	9.0
Currency	1.2	2.5	0.4	1.2
Equity	0.6	1.0	0.2	0.5
Diversification effects	(1.8)

Total	8.4	11.8	5.6	9.1

2001	Period end £m	Maximum £m	Minimum £m	Average(1) £m

Interest rate (2)	7.9	15.4	7.7	11.1
Currency	0.4	2.6	0.3	1.1
Equity	0.4	1.6	0.3	0.5
Diversification effects	(0.5)

Total	8.2	15.6	7.7	11.3

(1)	Notes: Calculated as the arithmetic average of daily VaR figures.

(2)	Includes credit spreads.

The largest part of the Group’s trading activities are carried out by Financial Markets. In the year to 31 December 2002, average daily profit including net interest for the trading portfolios in Financial Markets was £5.2 million (2001 – £5.2 million) and the standard deviation of profits was £4.1 million (2001 – £4.5 million).

page 68	Operating and financial review continued

Non-trading The Group’s portfolios of non-trading financial instruments, arising from its treasury activities, its retail and corporate banking operations and its general insurance business, mainly comprise loans (including finance leases), debt securities, equity shares, deposits, certificates of deposit and other debt securities issued, loan capital and derivatives (mainly interest rate swaps). The VaR for these portfolios is presented below.

	2002 Period end £m	2002 Maximum £m	2002 Minimum £m	2002 Average £m	2001 Period end £m

Interest rate	34.7	34.7	9.7	14.5	7.7
Currency (1)	0.2	0.4	0.2	0.2	0.1
Equity	8.6	8.6	6.8	7.4	7.8
Diversification effects	(11.0)				(6.7)

Total	32.5	32.5	10.8	14.8	8.9

(1)	Excludes the Group’s structural foreign currency exposures (see page 69).

Treasury The Group’s treasury activities include its money-market business and the management of internal funds flows with the Group’s businesses. Money-market portfolios include cash instruments (principally debt securities, loans and deposits) and related hedging derivatives. VaR for the Group’s treasury portfolios, which relates mainly to interest rate risk, is presented below.

	Period end £m	Maximum £m	Minimum £m	Average £m

2002	6.5	6.7	3.5	4.4
2001	4.6	5.9	3.8	4.5

Retail and corporate banking Structural interest rate risk arises in the Group’s commercial banking activities where assets and liabilities have different repricing dates. Group policy seeks to minimise the sensitivity of net interest income to changes in interest rates. The policy requires that all material interest rate risk arising from retail and corporate banking activities be transferred to a trading or treasury unit for management within its approved limits. The exception to this approach is Citizens which is covered by the policy but its stance on risk minimisation differs to other parts of the Group in that it seeks to maximise yield on its investment portfolio whilst staying within interest rate risk limits set by GALCO and local banking regulators.

Structural interest rate risk is calculated in each business unit on the basis of establishing the repricing behaviour of each asset and liability product. For many products, the actual interest rate repricing characteristics differ from the contractual repricing.

In most cases, the repricing maturity is then determined by the market interest rate that most closely fits the historical behaviour of the product interest rate. For non-interest bearing current accounts, the repricing maturity is determined by the stability of the portfolio. The repricing maturities used are approved by Group Treasury and business unit asset and liability committees annually, or more often if appropriate. The key conventions are reviewed annually by GALCO.

A static maturity gap report is produced as at the month-end for each material business unit, in each functional currency based on the behaviouralised repricing for each product. It is Group policy to include non-financial assets and liabilities, mainly tangible fixed assets and the Group’s capital and reserves, spread over medium and longer term maturities, in the gap report. This report also includes hedge transactions, principally derivatives.

Residual non-trading interest rate exposures are controlled by limiting repricing mismatches in the individual balance sheets. Potential exposures to interest rate movements in the medium to long term are measured and controlled using a version of the same VaR methodology, but without discount factors, that is used for the Group’s trading portfolios. Short-term exposures are measured and controlled in terms of net interest income sensitivity over 12 months to a 1% parallel movement in interest rates. These exposures are monitored against limits approved by GALCO and reported to GALCO monthly.

A VaR calculation aggregating all non-trading assets and liabilities in the Group’s balance sheet is undertaken quarterly. At 31 December 2002, the total VaR exposure relating to structural interest rate risk was estimated to be £31.2 million (2001 – £8.8 million) with the major exposure being to changes in US dollar interest rates. During the year, the maximum VaR was £31.2 million (2001 – £13.7 million), the minimum £8.0 million (2001 – £4.4 million) and the average £13.4 million (2001 – £7.9 million). The major contributor to this non-tradingVaR is Citizens.

Option risk in the non-trading businesses principally occurs in certain fixed rate assets and liabilities. An example is where customers can repay fixed rate loans or withdraw fixed rate deposits before their maturity. Extensive modelling is undertaken to identify potential levels of early repayment in differing interest rate environments. The Group also seeks to protect itself from early repayment risk through the imposition of early repayment interest charges, where applicable. Option risk also arises where businesses undertake to provide funding to, or to accept deposits from, customers at a future date at a pre-determined fixed interest rate and where deposit pricing reaches effective floors. The VaR numbers stated above do not reflect any for embedded option risk.

The two main embedded option risks within the Group’s commercial banking activities are:

(i)	Citizens has a sizable investment portfolio consisting largely of mortgage-backed securities which are fixed rate instruments which can be subject to significant refinancing activity in a falling interest rate environment and extension risk in a rising interest rate environment. The embedded option risk is primarily managed by controlling Citizens’sensitivity to changes in interest rates of the economic value of equity (“EVE”) which represents the present value of the cashflows generated by the current balance sheet. The sensitivity of EVE to a two per cent parallel movement upwards and downwards in US interest rates is shown in the table below.

	Increase/(decrease) in EVE

2002	2% parallel upward movement in US interest rates %	2% parallel downward movement in US interest rates (no negative rates allowed) %

Period end	(5.7)	(7.4)
Maximum	(8.7)	(9.5)
Minimum	8.7	(0.3)
Average	(4.6)	(6.3)

(ii)	In a low interest rate environment deposit pricing may reach effective floors below which it is not reasonable to reduce rates further whilst variable rate asset pricing continues to decline. A sustained low rate scenario would also generate reduced income from the medium and long term hedging of the Group’s net non-interest bearing liabilities. GALCO regularly reviews the impact of successive declines in rates to ensure that appropriate risk management strategies are employed.

Currency risk The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in overseas subsidiary and associated undertakings and their related currency funding. The Group’s policy in relation to structural positions is to match fund the structural foreign currency exposure arising from net asset value, including goodwill, in overseas subsidiaries, equity accounted investments and branches, except where doing so would materially increase the sensitivity of either the Group’s or the subsidiary’s regulatory capital ratios to currency movements. The policy requires structural foreign exchange positions to be reviewed regularly by GALCO. Gains or losses on foreign currency investments net of any gains or losses on related foreign currency funding or hedges are recognised in the statement of total recognised gains and losses.

The tables below set out the Group’s structural foreign currency exposures.

	At 31 December 2002

Functional currency of net investments	Net investments in overseas operations £m	Foreign currency borrowings hedging net investments £m	Structural foreign currency exposures £m

US dollar	5,190	5,107	83
Euro	1,019	558	461
Swiss franc	306	295	11
Other non-sterling	35	30	5

Total	6,550	5,990	560

		At 31 December 2001

Functional currency of net investments	Net investments in overseas operations £m	Foreign currency borrowings hedging net investments £m	Structural foreign currency exposures £m

US dollar	5,207	5,162	45
Euro	797	242	555
Swiss franc	250	243	7
Other non-sterling	61	46	15

Total	6,315	5,693	622

The structural foreign currency exposure in euros is principally due to Ulster Bank running an open structural foreign exchange position to minimise the sensitivity of its capital ratios to possible movements in the euro exchange rate against sterling.

Equity risk Non-trading equity risk arises principally from the Group’s strategic investments, its venture capital activities and its general insurance business. The reserves of the Group’s general insurance business are invested in cash, debt securities and equity shares. The VaR of the equity element of this portfolio was £8.6 million at 31 December 2002 (2001 – £7.8 million). VaR is not an appropriate risk measure for the Group’s venture capital investments, comprising a mix of quoted and unquoted investments, or its portfolio of strategic investments. At 31 December 2002, equity shares held as investment securities had a book value of £1,783 million (2001 – £1,528 million) and a valuation of £1,699 million (2001 – £1,792 million).

page 70	Operating and financial review continued

Regulatory risk Regulatory risk is defined as the risk of material loss, reputational damage or liability arising from failure to comply with the requirement of the Group’s lead regulator, the FSA and other regulators or related codes of best practice that oversee regulated businesses in any locations in which the Group operates.

The Group’s current businesses operate under the supervision of over 100 regulators in over 20 countries. Other overseas regulators who supervise major parts of the Group include:

Overseas regulator	RBS division	Territory

Securities and Exchange Commission	CBFM/Citizens/Wealth Management	US
Federal Reserve Bank of Boston	CBFM/Citizens	US
National Association of Securities Dealers	CBFM/Wealth Management	US
Central Bank of Ireland	CBFM/Ulster Bank/Wealth Management	Republic of Ireland
Bundesanstalt für Finanzdienstleistungsaufsicht	CBFM/Direct Line Group/Retail Direct	Germany
Financial Services Authority	CBFM/Direct Line Group	Japan
Cayman Islands Monetary Authority	CBFM/Wealth Management	Cayman Islands
Financial Services Commission	Ulster Bank/Wealth Management	Isle of Man
Hong Kong Monetary Authority	CBFM/Wealth Management	Hong Kong

The Group analyses regulatory risk into:

Upstream risk: the risk to which the Group may be exposed by its failure to identify and engage with regulators on developments which are in course of consideration or preparation by Government, regulators and other bodies, including the European Union. This has become an increasingly important area given the rapid and growing rate at which such developments have been tabled by regulators and other relevant bodies round the world.

Downstream risk: the risk to the Group from failing to comply with extant rules (analogous to traditional “compliance” risk). This is an increasing challenge given the growing intricacy of the rules in place and the scale and complexity of the Group’s businesses.

Regulator risk: the risk to the Group of a failure to manage effectively its relationships with its regulators. Given that the Group includes businesses operating under the supervision of many regulatory bodies in many jurisdictions, the management of this risk is a complex and continuous process.

During the year, a Group Regulatory Risk Team was created within Group Risk Management, as a successor to the previous Group Compliance function. Its objective has been to enhance management of regulatory risk by incorporating the identification and management process into the Group’s wider risk management structure and methodologies.

Enterprise risk
Enterprise risk management is the term used within the Group to describe the risk of an actual or potential loss to the Group that is not managed directly by existing liquidity, regulatory, market or credit risk management processes. Such risks can arise internally from inadequate or failed internal processes and systems, staff error and management failure or externally from changes to the legal, physical, political or business environment within any of the territories where the Group conducts business. Enterprise risk management also includes the potential or actual impact on our corporate reputation arising from any of the Group’s activities.

Operational risk management Operational risk is defined as the risk arising from within the organisation. It has four major components:

•	People – risks arising from an inappropriate level of staff, inadequately skilled or managed.

•	Process – risk caused by inadequate or failed internal processes.

•	Systems – risks of inadequately designed or maintained systems.

•	Assets – risk of damage, misappropriation or theft of the Group’s physical, logical and intangible assets.

Within each Division there are independent operational risk management units, reporting to both divisional executive management, who have the final responsibility for managing divisional operational risk, and Group Risk.

External risk management External risk is defined as the risk arising from outside of the organisation in three main areas;

•	Business – risks arising from competitor activity, supplier unreliability or customer activity.

•	Political – risks caused by non-compliance with, or changes to, current legislation, political unrest or uncertainty, lobbying activity or targeted sabotage.

•	Environment – risk caused by demographic, macro economic or environmental change.

External risk management is primarily performed at a Group level and requires close co-operation across Group functions. As these risks can arise from changes to the legal, physical, political or business environment in any of the territories where the Group conducts business, close liaison with the relevant divisional risk management teams is also critical to the assessment and management of the Group’s risk exposure in these areas.

A key component of the risk management processes is the fight against financial crime. This includes the anti-money laundering processes in place across the Group. There are divisional and business unit anti-money laundering teams acting under the licence of, and monitored by, a Group anti-money laundering function. This monitoring ranges from monthly reporting of key indicators through to a full annual report by the money laundering Reporting Officer to the Board.

The monitoring and reporting covers the full spectrum of anti-money laundering responsibilities as follows:

•	Ensuring the required Know Your Customer procedures are in operation.

•	Transaction monitoring in order to identify suspicious or untoward incidents that may indicate money laundering activity.

•	Documentation requirements are met to support information requests from the regulators and law enforcement agencies.

•	Training and competence assessments of the Group’s staff.

The Group also manages insurance risk arising from insurance as a source of risk and as a tool to reduce other risk exposures.

Insurance is a source of risk where the Group sells and underwrites general insurance and life assurance. The essence of an insurance contract is the transfer of risk from the policyholder to the insurer. The Group controls its insurance exposures through product design and policy wordings, and through pricing and underwriting procedures. Investment strategy reflects the maturity of underwriting liabilities. Underwriting concentrations and catastrophe exposure are reviewed and, where necessary, mitigated by reinsurance. Group Risk Management provides the framework within which the consolidated insurance exposure is managed and provides guidance and challenge as appropriate.

The Group’s underwriting experience, the level of retained risk and solvency are monitored at business and Group level.

The Insurance Risk Department is responsible for the Group-wide purchase of insurance as a means of reducing other risk exposures. As such, it is a key component of the Group Insurance Risk Management process and reports its activities to the GEMC.

page 72	Board of directors and secretary

Chairman
Sir George Mathewson (3)(4)
CBE, DUniv, LLD, FRSE, FCIBS
(age 62), has a wide background in finance, technology and management and has spent some of his career in the United States. He was appointed a director in September 1987 and became Group Chief Executive in January 1992. In March 2000, he was appointed Executive Deputy Chairman and, in April 2001, he was appointed to his present position as Chairman. He is president of the British Bankers Association. He is a director of Santander Central Hispano, S.A., The Scottish Investment Trust PLC and The International Monetary Conference. He was chief executive of the Scottish Development Agency from 1981 to 1987. (Chairman of the Nominations Committee and the Chairman's Advisory Group)

Vice-chairmen
Sir Iain Vallance (3)(4)
FCIBS
(age 59), is an experienced businessman. He has held a range of positions, including president, CBI, chairman, British Telecommunications p.l.c., chairman, European Advisory Committee to NYSE, deputy chairman, Financial Reporting Council and a member of the board of directors of the Mobil Corporation. He was appointed a director in January 1993 and became a vice-chairman in March 1994. He is currently chairman, European Services Forum and a member of the supervisory board of Siemens AG.

Sir Angus Grossart (3)(4)
CBE, LLD, FRSE, DL, FCIBS
(age 65), an advocate and chartered accountant, he has a background in merchant banking and is chairman of Noble Grossart Limited. He was appointed a director in September 1985 and became a vice-chairman in April 1996. He is also chairman of The Scottish Investment Trust PLC. He is a director of other public companies including Scottish and Newcastle PLC, Trinity Mirror PLC and Edinburgh US Tracker Trust plc. He is a Trustee of the National Heritage Memorial Fund and a former chairman of the Trustees of the National Galleries of Scotland. He has served on the boards of a wide range of public companies in the UK, the USA and Canada.

Executive directors
Fred Goodwin (4)
DUniv, FCIBS, FCIB
Group Chief Executive
(age 44), a chartered accountant, was appointed as Deputy Group Chief Executive in August 1998 and to his present position in March 2000. He was formerly chief executive and director, Clydesdale Bank PLC and Yorkshire Bank PLC. He is chairman of The Prince's Trust: Scotland and a member of The Prince's Trust Council. He is a former president of the Chartered Institute of Bankers in Scotland.

Lawrence Fish
(age 58), was appointed a director in January 1993. He is Chairman, President and Chief Executive Officer of Citizens Financial Group, Inc. He is also a director of Textron, Inc., a trustee of The Brookings Institution, a director of the Federal Reserve Bank of Boston, and a director of numerous community organisations in the USA.

Norman McLuskie FCIBS (age 58), a chartered accountant, was appointed a director in June 1992 and is Chief Executive, Retail Direct.

Gordon Pell
FCIB, FCIBS
(age 53), was appointed as a director and Chief Executive, Retail Banking on 6 March 2000. On 1 October 2001, he was appointed to his current position as Chairman, Retail Banking and Wealth Management. He was formerly group director, Lloyds TSB UK Retail Banking before joining National Westminster Bank Plc as a director in February 2000.

Iain Robertson(4)
CBE, FCIBS
(age 57), a chartered accountant, was appointed a director in January 1993 and became Chief Executive, Corporate Banking and Financial Markets on 6 March 2000. He was appointed to his present position as Chairman, Corporate Banking and Financial Markets on 1 October 2001. He is also a chairman of British Empire Securities and General Trust plc.

Fred Watt (4) FCIBS (age 42), a chartered accountant, was appointed to his current position as Group Finance Director in September 2000. He was formerly finance director, Wassall plc.

(1)	member of the Remuneration Committee
(2)	member of the Audit Committee
(3)	member of the Nominations Committee
(4)	member of the Chairman's Advisory Group

Non-executive directors
Emilio Botin
(age 68), of Spanish nationality, is chairman of Santander Central Hispano, S.A. He is also chairman of several Santander Central Hispano Group subsidiaries and a director of a number of Spanish companies including Bankinter SA. He is chairman of Universia.net, an internet venture between Santander Central Hispano and 650 universities in Spain, Portugal and the main countries in Latin America.

Colin Buchan(2)
(age 49), was appointed on 1 June 2002. He was educated in South Africa and spent the early part of his career in South Africa and the Far East. He retired as a member of the group management board of UBS AG and head of equities of UBS Warburg in March 2001. He has considerable international investment banking experience, as well as experience with very large risk management in the equities business. He was appointed a director of SG Warburg Group plc in 1995. His public directorships include Merrill Lynch World Mining Trust Plc. His other directorships include Merrill Lynch Gold Limited, Royal Scottish National Orchestra Society Limited, Standard Life Investments Limited, UBS Bunting Warburg Limited and World Mining Investment Company Limited.

Jim Currie(1)
(age 61), was appointed in November 2001. A highly experienced international civil servant, he spent many years working in Brussels and Washington. He was formerly Director General at the European Commission with responsibility for the EU's Environmental Policy and previously Director General for Customs and Indirect Taxation. He is also a director of British Nuclear Fuels Limited and International Adviser to Eversheds.

Juan Inciarte
(age 50), of Spanish nationality, is a general manager of Santander Central Hispano in charge of Europe and financial companies of the group. He is a former director of First Union Corporation, now Wachovia, and Interbank On-line System Limited. He is also a director of several Santander Central Hispano Group subsidiaries and a number of Spanish and European companies including CC-Bank AG and Sanpaolo IMI S.P.A.

Eileen Mackay(1)(2)
CB, FCIBS
(age 59), is a former UK civil servant who held posts in Scotland, HM Treasury and the Cabinet Office and was principal finance officer at The Scottish Office. She is a director of Edinburgh Investment Trust plc and Scottish Financial Enterprise. She is chairman of Trustees of the David Hume Institute and is a member of the Economic and Social Research Council and the Review Board of the UK Accountancy profession and the Court of the University of Edinburgh

Sir Steve Robson(2)
(age 59), was appointed in July 2001. He was formerly a senior civil servant, with responsibility for a wide variety of Treasury interests. His early career included the post of Private Secretary to the Chancellor of the Exchequer and secondment to ICFC, (now 3i). He retired in January 2001 as Second Permanent Secretary of HM Treasury, where he was managing director of the Finance and Regulation Directorate. He is a non-executive director of Cazenove Group Plc, Xstrata Plc and Partnerships UK plc.

Bob Scott(1)(3)(4)
CBE
(age 61), of Australian nationality, was appointed in January 2001. He has many years experience in the international insurance business and played a leading role in the consolidation of the UK insurance industry. He is a former group chief executive of CGNU plc and chairman of the Board of the Association of British Insurers. He is also a non-executive director of Jardine Lloyd Thompson Group plc, Swiss Reinsurance Company Zurich, Focus Wickes Group Limited, Yell Group Limited and a Trustee of the Crimestoppers Trust. (Chairman of the Remuneration Committee)

Peter Sutherland
(age 56), born in Ireland, was appointed in January 2001. He is a former attorney general of Ireland and was, from 1985 to 1989, European Commissioner responsible for competition policy. From 1989 to 1995, he was the chairman of Allied Irish Bank. From 1993 to 1995 he was director general of GATT and, subsequently, the World Trade Organisation. He is chairman of BP plc and chairman of Goldman Sachs International. He is also a director of Investor AB and Telefonaktiebolaget LM Ericsson.

Bill Wilson(1)(2)(3)(4)
FCIBS
(age 65), a chartered accountant, has a background in accounting and insurance and spent a number of years based in North America. He was formerly deputy chairman of Alexander & Alexander Services Inc., now part of the Aon Group. His other public directorships are Edinburgh US Tracker Trust plc, First Title plc, First American Title Insurance (U.K.) Co plc and Scottish Rugby Union Plc. (Chairman of the Audit Committee)

Secretary
Miller McLean(4)
FCIBS
(age 53), was appointed Group Secretary in August 1994 and Group Director, Legal and Regulatory Affairs and Group Secretary in March 2000. He is vice-chairman of Banco Santander, Portugal S.A., a Trustee of the Industry and Parliament Trust, non-executive chairman of The Whitehall and Industry Group and a non-executive director of The Scottish Parliament and Business Exchange.

page 74	Report of the directors

The directors have pleasure in presenting their report together with the audited accounts for the year ended 31 December 2002.

The Board remains firmly committed to the importance of good corporate governance and welcomed the opportunity during 2002 to participate in the Review of the Role and Effectiveness of Non-executive Directors undertaken by Derek Higgs. The Board is considering the recommendations contained in the Higgs Report which was issued in January 2003 to ensure that it continues to apply the highest standards of governance.

Profit and dividends The profit attributable to the ordinary shareholders of the company for the year ended 31 December 2002 amounted to £1,971 million (after preference dividends of £305 million and the Additional Value Shares dividend of £798 million) compared with £1,868 million for the year ended 31 December 2001, as set out in the consolidated profit and loss account on pages 96 and 97.

An interim dividend of 12.7p per ordinary share was paid on 11 October 2002 totalling £368 million (2001 – £313 million). The directors now recommend that a final dividend of 31.0p per ordinary share be paid on 6 June 2003 to members on the register at the close of business on 14 March 2003, totalling £899 million (2001 – £772 million). If this recommendation is approved by shareholders at the annual general meeting on 28 April 2003, the retained profit for the year will amount to £704 million (2001 – £783 million). Subject to the approval of shareholders at the annual general meeting, shareholders will be offered the choice of taking ordinary shares in lieu of cash in respect of the final dividend.

The second dividend of 30p per share on the Additional Value Shares issued in connection with the acquisition of NatWest was paid on 2 December 2002.

Activities and business review The company is a holding company owning the entire issued ordinary share capital of The Royal Bank of Scotland plc (“the Royal Bank”), the principal direct operating subsidiary undertaking of the company. The “Group” comprises the company, the Royal Bank and its subsidiary and associated undertakings, including National Westminster Bank Plc (“NatWest”) and its subsidiary and associated undertakings, Angel Trains Limited, RBSG Capital Corporation, RBS Life Holdings Limited and RBSG Collective Investments Holdings Limited. The Royal Bank and NatWest and their subsidiary undertakings are engaged principally in providing a comprehensive range of banking, insurance and other financial services. Details of the principal subsidiary undertakings of the company are shown in Note 18. A review of the business for the year to 31 December 2002, of recent events and of likely future developments is contained in the Operating and financial review.

Business developments In May 2002, Lombard North Central PLC completed the acquisition of Dixon Motors PLC.

In June 2002, the Royal Bank purchased the 86% interest in WorldPay Limited that it did not previously own.

In June 2002, ownership of RBSG Capital Corporation was transferred to the company from the Royal Bank.

In September 2002, Citizens announced the acquisition of Pennsylvania based commercial bank, Commonwealth Bancorp Inc. This acquisition was completed in January 2003.

In September 2002, Direct Line Group completed the acquisition of Royal & Sun Alliance’s direct motor insurance operation in Italy.

In October 2002, Citizens completed the acquisition of Medford Bancorp Inc., a Massachusetts savings bank.

In December 2002, the Royal Bank exercised its option to purchase Royal Bank of Scotland Portfolio Management and Royal Bank of Scotland Unit Trust Management from Newton Management Limited. In January 2003, 49% of the Royal Bank’s economic interest in Royal Bank of Scotland Unit Trust Management was sold to Aviva plc.

In January 2003, the entire issued share capital of NatWest was transferred to the RoyalBank from the company. Also in January 2003, the entire issued share capital of Lombard North Central PLC was transferred from NatWest to the Royal Bank.

Going concern The directors are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the “going concern” basis for preparing the accounts.

Ordinary share capital During the year ended 31 December 2002, the ordinary share capital was increased by the following issues:

(a)	5.1 million ordinary shares allotted as a result of the exercise of options under the company’s executive, sharesave and option 2000 schemes and a further 10.1 million ordinary shares allotted in respect of the exercise of options under the NatWest executive and sharesave schemes which had been exchanged for options over the company’s shares following the acquisition of NatWest;

(b)	22.5 million ordinary shares allotted in lieu of cash dividends; and

(c)	3.5 million ordinary shares allotted under the company’s profit sharing (share ownership) scheme.

The total consideration for ordinary shares issued during the year amounted to £697 million.

Details of the authorised and issued ordinary share capital at 31 December 2002 are shown in Note 33.

Preference share capital In January 2002, the company redeemed the 600 million non-cumulative convertible preference shares of £0.25 each at £1 per share, at a total cost of £600 million.

In January 2003, the company redeemed the 8 million Series B and the 16 million Series C, non-cumulative preference shares of US$0.01 each, at a total cost of US$600 million.

Details of the authorised and issued preference share capital at 31 December 2002 are shown in Note 33.

Trust preferred securities In June 2002, a subsidiary of the company issued 1.25 million Series A non-cumulative trust preferred securities at €1,000 per security, the net proceeds being €1,237 million.

In December 2002, a subsidiary of the company issued 750,000 Series B non-cumulative trust preferred securities at US$1,000 per security, the net proceeds being US$735 million.

Subordinated liabilities In March 2002, the Royal Bank issued £500 million 6.2% subordinated notes, the net proceeds being £497 million and US$350 million subordinated floating rate notes, the net proceeds being US$349 million.

In April 2002, the Royal Bank issued €130 million subordinated floating rate notes, the net proceeds being €130 million and US$500 million subordinated floating rate notes, the net proceeds being US$499 million.

In September 2002, the Royal Bank issued £300 million 5.625% subordinated notes, the net proceeds being £298 million; and NatWest redeemed US$250 million subordinated floating rate notes.

In October 2002, the company issued US$750 million 5% subordinated notes, the net proceeds being US$744 million.

In November 2002, the company issued US$250 million 5% subordinated notes, the net proceeds being US$244 million; and the Royal Bank issued €100 million subordinated floating rate notes, the net proceeds being €100 million.

Details of the subordinated liabilities are shown in Notes 30 and 31.

Shareholdings At 26 February 2003, the company has been notified of the following interests in its shares, in accordance with section 198 of the Companies Act 1985:

	Number of shares	% held		Number of shares	% held

Ordinary shares:			5 ½% cumulative preference shares:
Santander Central Hispano S.A.	146,187,191	5.04	Commercial Union Assurance plc	91,429	22.86
Barclays PLC	87,592,044	3.02	Axa S.A.	81,000	20.25
11% cumulative preference shares:			Bassett-Patrick Securities Limited*	46,255	11.56
Guardian Royal Exchange			Mr P. S. and Mrs J. Allen	35,999	9.00
Assurance plc	129,830	25.97	E M Behrens Charitable Trust	20,000	5.00
Windsor Life Assurance			Mrs Gina Wild	19,800	4.95
Company Limited	51,510	10.30	Trustees of The Stephen Cockburn	16,730	4.18
The Investment Company plc	39,165	7.83	Limited Pension Scheme	16,730	4.18
Mr S. J. and Mrs J. A. Cockburn	30,810	6.16	Miss Elizabeth Hill	16,124	4.03
Cleaning Tokens Limited	25,500	5.10	Mr W. T. Hardison Jr.	13,532	3.38

*	Notification has been received on behalf of Mr A. W. R. Medlock and Mrs H. M. Medlock that they each have an interest in the holding of 5 ½% cumulative preference shares registered in the name of Bassett-Patrick Securities Limited noted above and that there are further holdings of 5,300 and 5,000 shares, respectively, of that class registered in each of their names.

page 76	Report of the directors continued

Directors The names and brief biographical details of the directors are shown on pages 72 and 73. Mr Cameron McLatchie and Mr Murray Stuart retired from the Board on 26 April 2002. Mr Colin Buchan was appointed to the Board as a non-executive director on 1 June 2002. Mr Buchan was appointed since the last general meeting and will seek re-election at the forthcoming annual general meeting on 28 April 2003. All directors served throughout the year and to the date of signing of the financial statements, apart from those noted above. The directors retiring by rotation are Mr Botin, Miss Mackay, Mr Scott, Mr Sutherland, Mr Watt and Mr Wilson and all will offer themselves for re-election. Details of the service agreement for Mr Watt are set out on page 84. None of the other directors seeking re-election has a service agreement.

Directors’ interests The interests of the directors in the shares of the company at 31 December 2002 are shown on page 90. None of the directors held an interest in the loan capital of the company or in the shares and loan capital of any of the subsidiary undertakings of the company, during the period from 1 January 2002 to 26 February 2003.

Employee proposition The company encourages employees to contribute to the Group’s performance through Total Reward, one of the most comprehensive remuneration packages in the financial services industry. Employee choice, rewarding performance and sharing in the Group’s success are key features of Total Reward.

Some 34,000 employees participated in RBSelect, a benefits choice programme, in 2002. Employees can choose from a range of options including discounted childcare and shopping vouchers, private medical insurance and telephone legal advice.

Employees can also participate in business-specific bonus or incentive plans, Group profit sharing and sharesave schemes. In each of the last five years, eligible employees have received a further ten percent of their basic salary per annum through Group profit sharing. Both Group profit sharing and sharesave allow employees to acquire shares, and therefore a stake, in the future success of the company. A bonus of five per cent of basic salary was paid to all UK employees whose business units were involved in recognition of their contribution to the successful integration of NatWest.

The Group provides pension scheme membership for the majority of its employees in the UK and overseas. The largest scheme is The Royal Bank of Scotland Group Pension Fund, which has some 73,000 employees as members. This is a non-contributory, final salary pension fund and is open to full-time and part-time staff, including fixed-term contractors.

Employee communication The Group also encourages employee involvement through a process of employee communication. This includes internal communication activities through a corporate intranet, an in-house magazine, team meetings led by line managers, briefings held by senior managers and regular dialogue with employees and employee representatives.

The Group Chief Executive and other senior Group executives regularly communicate directly with employees via ‘Question Time’ style programmes broadcast on the internal television network RBTV, and visits to Group offices. Short films explaining the Group’s annual and interim financial results are also broadcast on RBTV.

Employee consultation The Group places great importance on consulting with employees. Every year the Group undertakes an employee opinion survey, which seeks views and feedback on a variety of key topics including leadership, communication, employee involvement, training and development. The latest survey took place in January 2003 when over 110,000 employees were invited to complete surveys either on paper or online, which have been translated into seven different languages. A response rate of 83% was achieved, which is significantly higher than the average for comparable organisations.

As a result of the growth in the Group’s business interests in mainland Europe a process has been initiated to establish a European employee information and consultation body to facilitate dialogue amongst employee representatives on employment matters. In addition, an agreement covering the Group is being negotiated with employee representatives from across the Group’s European operations.

Diversity The Group is committed to diversity in all areas of recruitment, employment, training and promotion. The Group supports a business model that is based on meritocracy and inclusiveness, where all members of staff can develop their full potential, irrespective of their race, gender, marital status, age, disability, religious belief, political opinion, or sexual orientation. To help it achieve its long term business objectives the Group draws on a wide ranging and diverse pool of talent. The Group also embraces and promotes individual, organisational and cultural differences.

Each year the Group participates in a number of diversity-related benchmarking exercises, including the Opportunity Now and Race for Opportunity annual benchmarking exercises, on gender and ethnicity. This enables the Group to evaluate its current position in respect of diversity issues and to identify actions required to further enhance diversity across its businesses.

In May 2002, the Group received the Opportunity Now Silver Award. This means that out of 20 financial sector organisations that participate in the survey, the Group was equal to or above the ‘norm’ for the sector in all categories. In June 2002, the Group received the Race for Opportunity Bronze Award, coming 9th in the ranking of private sector organisations. The Group is also a Core Member of the Employer’s Forum on Age and a Gold Card Member of the Employer’s Forum on Disability, as well as participating in a number of other diversity networks.

The Group has established a diversity team which works across its businesses to ensure that diversity remains a key driver in everything it does.

Health and safety The health, safety and security of employees is of paramount importance to the Group. Where feasible, single, harmonised policies are in force across the Group. These are now subject to regular review to ensure that they continue to meet current legislation, best practice and the operational needs of the business.

Disabled staff The Group recognises its responsibility towards staff with disabilities and seeks to eliminate discrimination on the grounds of disability. The Group recognises the wealth of experience, talent and skill that people with disabilities can bring to the workforce and strives to achieve equality of opportunity in the recruitment, employment and retention of all staff, including those with disabilities.

Corporate social responsibility The Group recognises that environmental and social imperatives continue to shape the future and the diversity and flexibility of the Group’s businesses enables it to anticipate and respond to these changes. Business excellence requires that the Group meets changing customer, shareholder, investor, employee and supplier expectations and the Group believes that meeting high standards of environmental, social and ethical responsibility is key to the way it does business.

To assist in creating value for all stakeholders, the Group has adopted policies which progressively integrate environmental and social issues into all aspects of its business activities. The objective of these policies is to ensure that its business is conducted in a sustainable and socially responsible way, and to safeguard and enhance the Group’s business and reputation.

The Board regularly considers corporate social responsibility issues and receives a formal report on the relevant matters twice each year.

Charitable contributions The total amount given for charitable purposes by the company and its subsidiary undertakings during the year ended 31 December 2002 was £14.7 million (2001 – £14.7 million).

Corporate governance The company is committed to high standards of Corporate Governance and applies the Principles of Good Governance set out in Section 1 of the Combined Code. Details are given on pages 78 and 79.

Policy and practice on payment of creditors In the year ending 31 December 2003, the Group will adhere to the following payment policy in respect of all suppliers. The Group is committed to maintaining a sound commercial relationship with its suppliers. Consequently, it is the Group’s policy to negotiate and agree terms and conditions with its suppliers, which includes the giving of an undertaking to pay suppliers within 30 days of receipt of a correctly prepared invoice submitted in accordance with the terms of the contract or such other payment period as may be agreed.

At 31 December 2002, the Group’s trade creditors represented 27 days (2001 – 26 days) of amounts invoiced by suppliers. The company does not have any trade creditors.

Auditors The auditors, Deloitte & Touche, have indicated their willingness to continue in office. Resolutions to re-appoint them and to authorise the directors to fix their remuneration will be proposed at the annual general meeting.

By order of the Board.

Miller McLean Secretary 26 February 2003

The Royal Bank of Scotland Group plc is registered in Scotland No. 45551.

page 78	Corporate governance

The Group is committed to high standards of Corporate Governance and the Board of directors believes that this is a key element in ensuring that we continue to deliver value to our shareholders.

The Board has reviewed its Corporate Governance practices and an explanation of how the Principles of Good Governance, set out in Section 1 of the Combined Code, which is appended to the Listing Rules of the Financial Services Authority (“the Code”), have been applied is contained in this report and the Directors’remuneration report on pages 80 to 89.

Throughout the year ended 31 December 2002, the company has complied with the provisions set out in Section 1 of the Code.

Board of directors The Board of directors comprises the Chairman, six executive directors and eleven non-executive directors. The biographies of the Board members appear on pages 72 and 73.

The Board has overall responsibility for leading and controlling the company and is accountable to shareholders for financial and operational performance.

The Board has adopted a formal schedule of matters detailing key aspects of the company’s affairs presented to it for decision. In particular, the Board is responsible for approving policy and strategy. Responsibility for the development of policy and strategy and operational management is delegated to the Group Chief Executive and other executive directors.

The roles of Chairman and Group Chief Executive are distinct and separate, with a clear division of responsibilities. Mr Bob Scott has been nominated as the senior independent director. The non-executive directors combine broad business and commercial experience with independent and objective judgement. The balance enables the Board to provide clear and effective leadership and maintain the highest standards of integrity across the company’s business activities. The Board has reviewed the independence of the non-executive directors and has reaffirmed that, with the exception of Mr Botin and Mr Inciarte, who are representatives of Santander Central Hispano, S.A., all non-executive directors are considered by the Board to be independent.

The Board is supplied with comprehensive Board papers in advance of each Board meeting including financial and business reports covering each of the company’s principal business activities.

All directors have access to the advice and services of the secretary who is responsible to the Board for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. In addition, all directors are able, if necessary, to obtain independent professional advice at the company’s expense.

Board Committees In order to provide effective oversight and leadership the Board has established a number of committees with particular responsibilities. The principal committees are as follows:

The Audit Committee is responsible for assisting the Board in discharging its responsibilities for accounting policies, financial reporting, internal control, compliance and risk management. The Committee also reviews the independence of the external auditors and the relationship between audit and non-audit work performed by the external auditors. During 2002, it was agreed that all non-audit work performed by the auditors would be approved in advance by the Committee.

The Remuneration Committee assists the Board in discharging its responsibilities for executive remuneration policy and the remuneration arrangements for directors. The Directors’remuneration report is contained on pages 80 to 89.

The Nominations Committee is responsible for assisting the Board in the formal selection and appointment of directors. The Committee considers potential candidates and recommends appointments of new directors to the Board. This process was followed in respect of the appointment of Mr Colin Buchan to the Board during 2002.

Relations with shareholders The company has a programme of communication with shareholders through regular interim and annual reports and the annual general meeting. Shareholders are given the opportunity to participate by asking questions at the annual general meeting and by submitting written questions in advance. The company’s website at www.rbs.co.uk contains information on the Group and the products and services it offers and includes webcasts of the Group’s public conferences. Communication with the company’s largest institutional shareholders is undertaken as part of the company’s investor relations programme.

Internal control The Board of directors is responsible for the Group’s system of internal control that is designed to facilitate effective and efficient operations and to ensure the quality of internal and external reporting and compliance with applicable laws and regulations. In devising internal controls, the Group has regard to the nature and extent of the risk, the likelihood of it crystallising and the cost of controls. A system of internal control is designed to manage, but not eliminate, the risk of failure to achieve business objectives and can only provide reasonable, and not absolute, assurance against the risk of material misstatement, fraud or losses.

The Board has established an ongoing process for the identification, evaluation and management of the significant risks faced by the Group, which operated throughout the year ended 31 December 2002 and to 26 February 2003, the date the directors approved the Report and Accounts. This process is regularly reviewed by the Board and meets the requirements of the guidance ‘Internal Control: Guidance for Directors on the Combined Code’ issued by the Institute of Chartered Accountants in England and Wales in 1999.

The effectiveness of the Group’s internal control system is reviewed regularly by the Board and the Audit Committee. Executive management committees or boards of directors in each of the Group’s businesses receive quarterly reports on significant risks facing their business and how they are being controlled. These reports are combined and submitted to the Board as quarterly risk and control assessments. Additional details of the Group’s approach to risk management are given in the ‘Risk management’ section of the ‘Operating and financial review’ on pages 50 to 71. The Audit Committee also receives regular reports from Group Risk Management and Group Internal Audit. In addition, the Group’s independent auditors present to the Audit Committee reports that include details of any significant internal control matters which they have identified. The system of internal controls of the authorised institutions and other regulated entities in the Group are also subject to regulatory oversight in the UK and overseas.

Sarbanes-Oxley Act
Under the US Sarbanes-Oxley Act of 2002, new and enhanced standards of corporate governance, and business and financial disclosure, will apply to US public companies and non-US companies, including the company, with securities registered in the US. Some of the new standards and rules affecting the company are already in force and others will come into force during 2003. New standards directly applicable to the company include certifications of the Annual Report on Form 20-F by the Group Chief Executive and Group Finance Director, changes to the role of the Audit Committee and new rules relating to internal controls. The Group is following these developments closely and intends to implement all necessary changes as the new rules come into force.

Controls and procedures
Evaluation of disclosure controls and procedures
The Group Chief Executive and Group Finance Director, after evaluating the effectiveness of the company’s disclosure controls and procedures (as defined in rules under the US Securities Exchange Act) as of a date (the “evaluation date”) within 90 days of the filing date of this annual report, have concluded that as of the evaluation date, the company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the company and its consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal controls There were no significant changes in the company’s internal controls or, to the knowledge of the Group Chief Executive and Group Finance Director, in other factors that could significantly affect those internal controls subsequent to the evaluation date.

page 80	Directors’ remuneration report

The Remuneration Committee The following directors, all of whom are independent non-executive directors, were members of the Remuneration Committee during the year ended 31 December 2002.

Bob Scott (Chairman)
Bill Wilson
Eileen Mackay (from 27 February 2002)
Jim Currie (from 27 February 2002)
Sir Iain Vallance (until 27 February 2002)
Sir Angus Grossart (until 27 February 2002)
Murray Stuart (until 26 April 2002, when he also retired from the Board).

During the accounting period, the Remuneration Committee appointed Hewitt Associates and Ernst & Young to provide advice on matters relating to directors’ remuneration. In addition, the Remuneration Committee has taken account of the views of Sir George Mathewson, Chairman, and Fred Goodwin, Group Chief Executive, on performance assessment of the other executive directors. During the early part of 2002, Arthur Andersen, who had been appointed by the Remuneration Committee previously, also provided advice on directors’ remuneration. In addition to advising the Remuneration Committee, Hewitt Associates provided services in connection with the provision of the company’s UK benefits package and Ernst & Young reviewed the company’s distressed lending policies and seconded staff to Group Compliance.

Remuneration policy
The executive remuneration policy is kept under review by the Remuneration Committee and is set out below. There have been no material changes to the policy which was approved by shareholders at the company’s annual general meeting in 2002.

The objective of the executive remuneration policy is to provide, in the context of the company’s business strategy, remuneration in form and amount which will attract, motivate and retain high calibre executives. In order to achieve this objective, the policy is framed around the following core principles:

•	Total rewards will be set at levels that are competitive within the relevant market, taking each executive director’s total remuneration package as a whole.

•	Total potential rewards will be earned through achievement of demanding performance targets based on measures consistent with shareholder interests over the short, medium and longer-term.

•	Remuneration arrangements will strike an appropriate balance between fixed and performance related rewards. Performance related elements will comprise the major part of executive remuneration packages.

•	Incentive plans and performance metrics will be structured to be robust through the business cycle.

•	Remuneration arrangements will be designed to support the company’s business strategy, to promote appropriate teamwork and to conform to best practice standards.

For the Chairman and non-executive directors, fees are reviewed annually by the Board, on the recommendation of the executive. The level of remuneration reflects the responsibility and time commitment of directors, and the level of fees paid to chairmen and non-executive directors of comparable major UK companies. Non-executive directors do not participate in any incentive or performance plan.

Components of executive remuneration

UK based directors
Fixed elements
Salary Salaries are reviewed annually as part of total remuneration having regard to remuneration packages received by executives of comparable companies. The Remuneration Committee uses a range of survey data from remuneration consultants and reaches individual salary decisions taking account of the remuneration environment and the performance and responsibilities of the individual director.

Benefits UK-based executive directors are eligible to participate in The Royal Bank of Scotland Group Pension Fund (“the RBS Fund”). The RBS Fund is a non-contributory defined benefit fund which provides pensions and other benefits within Inland Revenue limits. Certain directors receive additional pension and life assurance benefits in excess of Inland Revenue limits. Details of pension arrangements are shown on page 89.

Executives directors are eligible to receive a choice of various employee benefits or a cash equivalent, on a similar basis as other employees. In addition, executive directors are eligible to participate in sharesave and the Group profit sharing scheme, which currently pays up to 10 per cent of salaries, depending on the Group’s performance. The sharesave and profit sharing schemes are not subject to performance conditions since they are operated on an all-employee basis. Executive directors also receive death in service benefits.

Short-term annual incentives
This typically focuses from year to year on the delivery of a combination of appropriate Group and individual financial and operational targets approved by the Remuneration Committee. Individual UK-based executive directors normally have a maximum annual bonus potential of 100 per cent of salary, although for exceptional performance, as measured by the achievement of significant objectives, bonuses of up to 200 per cent of salary may be awarded.

UK-based executive directors received total annual bonuses of up to 200 per cent of salary for the year ended 31 December 2002. The payment of these bonuses reflected the excellent trading results and the exceptional performance culminating in the successful integration of NatWest. The integration was achieved ahead of the targets announced at the time of the NatWest takeover and delivered considerable income benefits and cost savings, details of which are given on page 44.

Longer-term incentives
The company provides longer-term incentives in the form of share options and share or share equivalent awards. Their objective is to encourage the creation of value over the longer-term and to align the rewards of the executive directors with the returns to shareholders.

Medium-term performance plan The medium-term performance plan was approved by shareholders in April 2000. Each executive director is eligible for an annual award under the plan in the form of share or share equivalent awards, within the overall limit of one and a half times earnings. The awards made in 2002 were one times salary.

The plan is highly geared to the company’s relative performance. All awards under the plan are subject to three-year performance targets. First, the annual growth in the company’s earnings per share must exceed the annualised growth of the Retail Prices Index (“RPI”) plus 3 per cent. If this condition is satisfied, the company’s total shareholder return (“TSR”) is compared with the TSR of a comparator group of certain companies in the financial services sector, referred to below. Awards under the plan will not vest if the company’s TSR is below the median of the comparator group. Achievement of the EPS target and median TSR performance against the comparator companies will result in the vesting of 50 per cent of the award, increasing on a sliding scale to 100 per cent at upper quartile performance and 200 per cent at upper decile performance. This combination of EPS and TSR performance targets measures the underlying financial performance of the company and ensures a direct link between the value delivered to shareholders and the levels of incentive payment.

The companies in the comparator group are Abbey National plc; Aviva plc; Barclays PLC; Citigroup; HBOS plc; HSBC Holdings plc; Legal & General Group plc; Lloyds TSB Group plc; Prudential plc and Standard Chartered PLC. In choosing the comparator group, it was recognised that while the company has significant international business, the bulk of its operations are UK based. Consequently the comparator group for the award in 2001 focused on the UK financial services sector. In respect of grants made in 2002 and subsequent years, the comparator group was reviewed and, following the merger of Halifax with Bank of Scotland, Citigroup was added to the group.

Options The executive share option scheme was approved by shareholders in January 1999. Each executive director is eligible for the annual grant of an option, typically equal to one times salary, over shares at the market value at date of grant. No payment is made by the executive on the grant of an option award.

All executive options are subject to a performance target, which is currently that the options are not exercisable unless the growth in the company’s earnings per share (“EPS”) over three years has exceeded the growth in RPI plus 9 per cent. This EPS performance target, which is consistent with market practice, measures underlying financial performance and represents a stretching long-term test of performance.

Should the company fail the performance condition at the end of the initial three-year period, performance will be re-tested at the end of the following year and subsequent years within the lifetime of the grant. The test of performance after the initial three-year period uses either the EPS in the final year immediately preceding the three-year period, or the EPS in the year preceding the grant, whichever is the higher. The Remuneration Committee believes that this provides a significant test, more stretching than that applied normally for organisations allowing retesting, and allows the share options to form an incentive for corporate performance in the long term. The condition is reviewed annually.

page 82	Directors' remuneration report continued

US based director – Mr Lawrence Fish
Fixed elements
Salary Mr Fish’s salary is reviewed annually as part of total remuneration having regard to levels of remuneration paid to executives of comparable US companies and Mr Fish’s performance.

Benefits Mr Fish accrues pension benefits under a number of arrangements in the US. Details are provided on page 89. In addition, Mr Fish is entitled to receive other benefits on a similar basis to other employees.

Short-term annual incentives
Mr Fish’s short-term performance rewards take the form of an annual incentive plan which rewards the achievement of Group, business unit and individual financial and non-financial targets. In line with US market practice, the maximum annual bonus potential is normally 200 per cent of salary, although additional amounts may be awarded, at the discretion of the Remuneration Committee, for exceptional performance as measured by the achievement of significant objectives.

In addition to his annual bonus targets set at the beginning of the year, Mr Fish was set stretching targets during 2002 in relation to the integration of the Mellon Regional Franchise. Having successfully met these targets and completed the integration of the Mellon Regional Franchise during the year, the Remuneration Committee has exercised its discretion and awarded Mr Fish a special bonus of an additional 200 per cent of salary.

Longer-term incentives
Mr Fish participates under two longer-term incentive plans established for executives of Citizens. The Remuneration Committee believes that it is appropriate to include, as part of his total remuneration package, an element of reward which is based on the value created in Citizens. It is also necessary to ensure that Mr Fish’s total remuneration package is competitive for the US market.

Citizens long term incentive plan Mr Fish is eligible for an annual award under the Citizens Long Term Incentive Plan, a cash compensation plan designed to reward participants for achieving long-term financial results. A separate three-year cycle commences each year. The maximum award payable to him annually is 105 per cent of his average salary over the previous three-year period. These awards are not, in normal circumstances, payable until the relevant three-year performance target has been met. Each three-year performance target is based on the annual pre-tax income target for Citizens. For the maximum award to be paid in respect of each three-year target, Citizens must achieve 130 per cent of the three-year aggregate budgeted profit figure. This performance target has been chosen because it focuses on the profit targets of Citizens, which the Remuneration Committee believes are challenging, and aligns Mr Fish’s reward with the performance of Citizens. This performance target is measured by taking the pre-tax income for Citizens, which is a simple and transparent method of measuring a profit figure target.

Citizens Phantom 2000 plan Mr Fish has received two annual grants of awards under the Phantom 2000 Plan and, in line with the grant schedule put in place when the plan was approved by shareholders in 2000, no further awards will be made to him. Under this plan, units are awarded which are a cash-based proxy for share options. The value of the units at the time of vesting is performance-linked and depends on a formula, based on the absolute cumulative levels of economic profit generated by Citizens, the trend in economic profit earnings, and on the external market trends in the US banking sector, using the price/earnings ratios of comparator banks. This performance target has been chosen because it establishes a clear link between the level of potential incentive and the performance of Citizens. It is designed to provide competitive executive rewards in the US environment. Mr Fish may, in normal circumstances, exercise the award only between four and five years from the date of grant.

The performance graph
The undernoted performance graph illustrates the performance of the company over the past five years in terms of total shareholder return compared with that of the companies comprising the FTSE 100 index. This index has been selected because it represents a cross-section of leading UK companies.

Service contracts
The company’s policy in relation to the duration of contracts with directors is that executive directors’contracts generally continue until termination by either party, subject to the required notice, or until retirement date. The notice period under the service contracts of executive directors will not normally exceed 12 months. However, the notice period may exceed 12 months if existing service contracts have notice periods greater than 12 months and the Remuneration Committee considers it appropriate not to reduce the existing notice period. In relation to newly recruited executive directors, subject to the prior approval of the Remuneration Committee, the notice period from the employing company required to terminate the contract will not normally exceed 12 months unless there is a clear case for this. Where a longer period of notice is initially approved on appointment, it will normally be structured such that it will automatically reduce to 12 months in due course.

All new service contracts for executive directors will be subject to approval by the Remuneration Committee. It will be the norm to include in those contracts standard clauses covering the performance review process, the company’s normal disciplinary procedure, and terms for dismissal in the event of failure to perform or in situations involving actions in breach of the Group’s policies.

page 84	Directors' remuneration report continued

Any compensation payment made in connection with the departure of an executive director will be subject to approval by the Remuneration Committee, having regard to the terms of the service contract and the reasons for termination. Information regarding executive directors’ service contracts is summarised in the table and notes below.

Name	Date of current contract/ Employing company	Normal retirement age	Notice period - from company	Notice period - from executive

Fred Goodwin	25 June 1998	60	12 months	6 months
	The Royal Bank of Scotland plc
Norman McLuskie	9 October 1997	60	3 months	3 months
	The Royal Bank of Scotland plc
Gordon Pell	22 May 2002	60	13 months	6 months
	National Westminster Bank Plc
Iain Robertson	27 March 2002	60	12 months	6 months
	The Royal Bank of Scotland plc
Fred Watt	28 September 2000	60	12 months	6 months
	The Royal Bank of Scotland plc
Lawrence Fish	1 July 1996	–	24 months	12 months
	Citizens Financial Group Inc

Except as noted below, in the event of severance of contract where any contractual notice period is not worked, the employing company may pay a sum to the executive in lieu of this period of notice. Any such payment would, at maximum, comprise his base salary and a cash value in respect of fixed benefits (including pension plan contributions). In the event of failure to perform, or in situations involving breach of the employing company’s policies resulting in dismissal, reduced or no compensation will be made to the executive. Depending on the circumstances of the termination of employment, the executive may be entitled, or the Remuneration Committee may exercise its discretion to allow, the executive to exercise outstanding awards under long-term incentive arrangements. Exceptions to these severance arrangements are as follows:

•	If Mr McLuskie’s contract is terminated by the Bank before he reaches age 60, he is entitled to a payment of three months’ base salary, annual bonus and benefits in lieu of notice plus up to 57 weeks’ pay and an immediate pension without actuarial reduction. If his contract is terminated by the Bank within 12 months of a change of control, he is entitled to a payment equal to twice his annual salary at the time of such notice, and an immediate pension.

•	Mr Pell’s contractual notice period was 13 months as at 31 December 2002, and this reduced to 12 months at 5 January 2003. If Mr Pell’s contract is terminated early by NatWest without notice, he is entitled to a compensation payment of base salary relating to the notice period, his annual bonus to the date of termination, a payment equal to the average annual bonus over the previous three years, payment in lieu of contractual benefits and allowances including pension and extra payments by way of funded or unfunded pension and death in service contributions relating to the notice period.

•	If Mr Watt’s contract is terminated through redundancy, he is entitled to payment in lieu of notice and a cash payment calculated by reference to his length of service. Currently this entitlement is equal to 9 months’ salary, and an additional payment calculated by reference to age and service which is less than one week’s salary.

•	Mr Fish’s notice period and termination arrangements reflect market practice in the US at the time the contract was entered into and it is not considered in the best interests of shareholders to seek to renegotiate Mr Fish’s contract at this time. If his contract is terminated without cause, or if Mr Fish terminates the contract for good reason (as defined in the contract, including a change of control of Citizens, the company or the Royal Bank), he is entitled to a lump sum payment to compensate him for the loss of salary, annual bonus and bonus paid under the Citizens Long Term Incentive Plan in relation to the period he would have worked had notice been given by Citizens. Mr Fish would also be entitled to receive for this period health, life insurance and long term disability coverage and any other benefits determined in accordance with the plans, policies and practices of Citizens at the time of termination. If his contract is terminated by Citizens without cause within twelve months following a change of control, Mr Fish is entitled to receive a lump sum payment and benefits as set out above, but calculated by reference to a period of 36 months.

Chairman and non-executive directors The original date of appointment as a director of the company and the scheduled date for the next re-election is as follows:

	Date first appointed	Next re-election

Sir George Mathewson	1.9.87	29.4.04
Sir Iain Vallance	14.1.93	29.4.04
Sir Angus Grossart	30.9.85	29.4.04
Emilio Botin	23.1.91	28.4.03
Colin Buchan	1.6.02	28.4.03
Jim Currie	28.11.01	29.4.04
Juan Inciarte	25.2.98	4.05
Eileen Mackay	16.5.96	28.4.03
Cameron McLatchie	1.10.98	Retired on 26.4.02
Sir Steve Robson	25.7.01	4.05
Bob Scott	31.1.01	28.4.03
Murray Stuart	24.1.96	Retired on 26.4.02
Peter Sutherland	31.1.01	28.4.03
Bill Wilson	26.5.93	28.4.03

Non-executive directors do not have service contracts or notice periods, although under the company’s articles of association, all directors must retire by rotation and seek re-election by shareholders at least every three years.

No compensation would be paid to the Chairman or to any non-executive director in the event of early termination.

The tables and explanatory notes on pages 86 to 89 report the remuneration of each director for the year ended 31 December 2002. This information has been audited by the company’s auditors, Deloitte & Touche.

page 86	Directors' remuneration report continued

Directors' remuneration

	Salary/ fees £000	Performance bonus* £000	Benefits £000	2002 Total £000	2001 Total £000

Chairman
Sir George Mathewson	449	-	19	468	483

Executive directors
Fred Goodwin	832	1,733	15	2,580	1,572
Lawrence Fish	665	2,661	26	3,352	2,213
Norman McLuskie	447	913	15	1,375	685
Gordon Pell	570	1,155	-	1,725	1,039
Iain Robertson	656	687	10	1,353	1,114
Fred Watt	466	966	1	1,433	690

*	includes 10% non-pensionable profit sharing

Basic salary is the only component of the remuneration package which is pensionable.

Non-executive directors	Board fees £000	Board committee fees £000	2002 Total £000	2001 Total £000

Vice-chairmen
Sir Iain Vallance	100	-	100	100
Sir Angus Grossart	100	-	100	100

Emilio Botin	44	-	44	40
Colin Buchan (appointed 1 June 2002)	25	3	28	-
Jim Currie	44	8	52	3
Juan Inciarte	44	-	44	40
Eileen Mackay	44	19	63	53
Cameron McLatchie (retired 26 April 2002)	14	-	14	40
Sir Steve Robson	44	10	54	20
Bob Scott	44	23	67	51
Murray Stuart (retired 26 April 2002)	14	10	24	68
Peter Sutherland	44	-	44	37
Bill Wilson	44	38	82	73

No director received any expense allowances chargeable to UK income tax or compensation for loss of office/termination payment. The non-executive directors did not receive any bonus payments or benefits.

Share options Options to subscribe for ordinary shares of 25p each in the company granted to, and exercised by, directors during the year to 31 December 2002 are included in the table below:

	Options held at 1 January 2002	Options granted in 2002	Options exercised in 2002			Options held at 31 December 2002

			Number	Market price date at of exercise £	Option Price £	Number	Exercise Period

Sir George Mathewson	69,257				9.33	69,257	11.5.01 - 10.5.08
	147,247				7.81	147,247	29.3.03 - 28.3.10
	150				12.40	150	9.08.03 - 8.08.06	*
	20,100				17.18	20,100	14.08.04 - 13.08.11
	1,347				13.64	1,347	1.10.08 - 31.03.09	*
		19,500			18.18	19,500	14.03.05 - 13.03.12

	238,101	19,500	-			257,601

Fred Goodwin	164,571				8.75	164,571	7.12.01 - 6.12.08
	2,963				11.18	2,963	4.3.02 - 3.3.09
	27,306				11.97	27,306	3.6.02 - 2.6.09
	153,648				7.81	153,648	29.3.03 - 28.3.10
	150				12.40	150	9.8.03 - 8.8.06	*
	43,700				17.18	43,700	14.8.04 - 13.8.11
	1,713				9.85	1,713	1.10.05 - 31.3.06	*
		41,300			18.18	41,300	14.3.05 - 13.3.12

	394,051	41,300	-			435,351

Lawrence Fish	107,877				9.33	107,877	11.5.01 - 10.5.08
	150				12.40	150	9.8.03 - 8.8.06	*

	108,027	-	-			108,027

Norman McLuskie	1,046		1,046	18.29	4.61	-
	149		149	18.29	10.06	-
	16,613				9.33	16,613	11.5.01 - 10.5.08
	8,860				11.18	8,860	4.3.02 - 3.3.09
	11,356				11.97	11,356	3.6.02 - 2.6.09
	33,291				7.81	33,291	29.3.03 - 28.3.10
	150				12.40	150	9.8.03 - 8.8.06	*
	90				9.85	90	1.10.03 - 31.3.04	*
	23,300				17.18	23,300	14.8.04 - 13.8.11
	335				13.64	335	1.10.04 - 31.3.05	*
		22,100			18.18	22,100	14.3.05 - 13.3.12
		335			12.35	335	1.10.05 - 31.3.06	*

	95,190	22,435	1,195			116,430

Gordon Pell	51,216				7.81	51,216	29.3.03 - 28.3.10
	150				12.40	150	9.8.03 - 8.8.06	*
	29,100				17.18	29,100	14.8.04 - 13.8.11
		27,600			18.18	27,600	14.3.05 - 13.3.12

	80,466	27,600	-			108,066

Iain Robertson	56,635				9.33	56,635	11.5.01 - 10.5.08
	82,654				11.18	82,654	4.3.02 - 3.3.09
	128,040				7.81	128,040	29.3.03 - 28.3.10
	150				12.40	150	9.8.03 - 8.8.06	*
	393				9.85	393	1.10.03 - 31.3.04	*
	36,400				17.18	36,400	14.8.04 - 13.8.11

	304,272	-	-			304,272

Fred Watt	70,148				12.83	70,148	4.9.03 - 3.9.10
	23,300				17.18	23,300	14.8.04 - 13.8.11
	710				13.64	710	1.10.04 - 31.3.05	*
		22,100			18.18	22,100	14.3.05 - 13.3.12

	94,158	22,100	-			116,258

*	Options held under the sharesave and option 2000 schemes, which are not subject to performance conditions.

page 88	Directors' remuneration report continued

No options had their terms and conditions varied during the accounting period to 31 December 2002. No payment is required on the award of an option.

The executive share options which are exercisable from March 2002 onwards are subject to the satisfaction of an EPS growth target such that no option is exercisable unless the growth in the company’s earnings per share over three years has exceeded the growth in the RPI plus 9%. In respect of executive share options exercisable before March 2002 the performance condition is that the growth in the company’s EPS over three years has exceeded the growth in the RPI plus 6%.

The market price of the company’s ordinary shares at 31st December 2002 was £14.88 and the range during the year to 31 December 2002 was £11.95 to £20.60.

Medium-term performance plan

		Awards granted during year

	Scheme interest (share equivalents) at 1 January 2002	Scheme interest (share equivalents) awarded	Market price on award	End of the period for qualifying conditions to be fulfilled	Benefits received during the year	Interest at 31 December 2002

Fred Goodwin	68,807			31.12.03		68,807
		44,378	£18.59	31.12.04	Nil	44,378

	68,807	44,378	-	-	-	113,185

Norman McLuskie	36,697			31.12.03		36,697
		23,399	£18.59	31.12.04	Nil	23,399

	36,697	23,399	-	-	-	60,096

Gordon Pell	45,871			31.12.03		45,871
		29,585	£18.59	31.12.04	Nil	29,585

	45,871	29,585	-		-	75,456

Iain Robertson	57,339			31.12.03		57,339
		Nil			Nil

	57,339	-	-	-	-	57,339

Fred Watt	36,697			31.12.03		36,697
		24,744	£18.59	31.12.04	Nil	24,744

	36,697	24,744	-	-	-	61,441

No variation was made to any of the terms of the plan during the year. The performance measures are detailed on page 81.

Phantom 2000 plan

		Awards granted during year

	Phantom 2000 units at 1 January 2002t	Units awarded during year	Market price on award	End of the period for qualifying conditions to be fulfilled	Benefits received during the year	Phantom 2000 units at 31 December 2002

Lawrence Fish	1,000,000			1.1.04		1,000,000
		1,000,000	US$2.76	1.1.05	Nil	1,000,000

	1,000,000	1,000,000	-	-	-	2,000,000

No variation was made to any of the terms of the plan during the year. The performance measures are detailed on page 82.

Citizens long-term incentive plan

	Interests at 1 January 2002	Awards granted during year	Benefits received during the year	Interests at 31 December 2002

Lawrence Fish	LTIP* awards for the	LTIP award for the	LTIP award for the	LTIP* awards for the
	3 year periods:	3 year period:	3 year period:	3 year periods:
	1.1.99 - 31.12.01	1.1.02 - 31.12.04	1.1.99 - 31.12.01	1.1.00 - 31.12.02
	1.1.00 - 31.12.02		was $821,303	1.1.01 - 31.12.03
	1.1.01 - 31.12.03			1.1.02 - 31.12.04

*	Under the cash LTIP, target payment is 60% of average salary over the 3 year period, maximum payment is 105% of average salary.

No variation was made to any of the terms of the plan during the year. The performance measures are detailed on page 82.

Directors' pension arrangements
During the year, Mr Goodwin, Mr Robertson, Mr McLuskie, Mr Pell and Mr Watt participated in The Royal Bank of Scotland Group Pension Fund (“the RBS Fund”). The RBS Fund is a defined benefit fund which provide pensions and other benefits within Inland Revenue limits.

The pension entitlements of Mr Goodwin, Mr Robertson, Mr Pell and Mr Watt within the RBS Fund are restricted by Inland Revenue limits as set out in the Finance Act 1989. Additional life assurance cover in excess of these limits is provided by a separate arrangement. Arrangements have been made to provide Mr Goodwin and Mr Pell with additional pension benefits on a defined benefit basis outwith the RBS Fund. The figures shown below include the accrual in respect of these arrangements. Mr Watt is provided with additional pension benefits on a defined contribution basis and contributions made in the year are shown below.

Sir George Mathewson receives life insurance cover under an individual arrangement.

Mr Fish accrues pension benefits under a number of arrangements in the USA. Defined benefits are built up under the Citizens’ Qualified Plan, Excess Plan and Employee Arrangement. In addition, he is a member of two defined contribution arrangements – a Qualified 401(K) Plan and Executive Supplemental Benefit Plan.

In previous year’s accounts, disclosures of these benefits have been made under the requirements of the Stock Exchange Listing Rules and the Combined Code. These Rules are still in place, but it is now also necessary to make disclosure in accordance with the Director’s Remuneration Report Regulations 2002. The information below sets out the disclosures under the two sets of requirements.

Defined benefit arrangements	Age at 31 December 2002	Accrued entitlement at 31 December 2002 000 p.a.	Additional pension earned during the year ended 31 December 2002 000 p.a.	Additional pension earned during the year ended 31 December 2002* 000 p.a.	Transfer value as at 31 December 2002 000	Transfer value as at 31 December 2001 000	Increase in transfer value during year ended 31 December 2002 000	Transfer value for the additional pension excluding inflation earned during the year ended 31 December 2002 000

Fred Goodwin	44	£276	£48	£44	£1,900	£1,868	£32	£301
Norman McLuskie	58	£166	£25	£22	£2,624	£2,169	£455	£343
Gordon Pell	52	£212	£10	£10	£2,366	£2,536	£(170)	£105
Iain Robertson	57	£25	£3	£2	£353	£323	£30	£33
Fred Watt	42	£4	£2	£2	£23	£15	£8	£10
Lawrence Fish – Qualified Plan	58	$30	$6	$6	$200	$153	$47	$40
– Excess Plan		$224	$56	$56	$1,483	$1,064	$419	$369
– Employee Arrangement		$389	$149	$149	$4,965	$2,810	$2,155	$1,769

*	net of statutory revaluation applying to deferred pensions

(1)	Notes:

There is a significant difference in the forms of disclosure required by the Combined Code and the Directors’ Remuneration Report Regulations 2002. The former requires the disclosure of the additional pension earned during the year and the transfer value equivalent to this pension based on stock market conditions at the end of the year. The latter requires the disclosure of the difference between the transfer value at the start and end of the year and is therefore dependent on the change in stock market conditions over the course of the year.

(2)	During 2002, equity markets fell substantially and therefore the transfer value for Mr Pell also fell, leading to the negative figure in the above table. The same effect occurred for Mr Goodwin and Mr Watt but was offset by the additional pension earned during the year. Transfer values for those who are closer to retirement age are dependent more on gilt yields than equity yields and therefore did not fall over the year.

(3)	The figures for Mr Pell include an additional pension secured by a transfer from his previous employer which increases in line with revaluation not salary inflation.

Contributions and allowances paid under defined contribution arrangements were:

	2002 000	2001 000

Fred Watt	£93	£83
Lawrence Fish	$90	$27

Bob Scott, Chairman of the Remuneration Committee 26 February 2003

page 90	Directors’ interests in shares

Ordinary shares The following directors held a beneficial interest in the company’s ordinary shares:

	31 December 2002	1 January 2002 or date of appointment if later		31 December 2002	1 January 2002 or date of appointment if later

Lawrence Fish	11,120	10,950	Iain Robertson	120,904	117,777
Fred Goodwin	64,703	64,703	Bob Scott	1,445	1,437
Eileen Mackay	6,086	6,086	Sir Iain Vallance	2,500	2,500
Sir George Mathewson	247,948	247,075	Fred Watt	7,223	-
Norman McLuskie	150,037	145,290	Bill Wilson	9,547	9,421
Gordon Pell	432	-

Mr Botin, Mr Buchan, Dr Currie, Sir Angus Grossart, Mr Inciarte, Sir Steve Robson and Mr Sutherland did not have an interest in the company’s ordinary shares during the year.

Additional Value Shares The following directors held a beneficial interest in the company’s Additional Value Shares:

	31 December 2002	1 January 2002 or date of appointment if later		31 December 2002	1 January 2002 or date of appointment if later

Lawrence Fish	10,950	10,950	Norman McLuskie	26,584	26,584
Fred Goodwin	64,703	64,703	Iain Robertson	112,747	112,747
Eileen Mackay	6,086	6,086	Sir Iain Vallance	2,500	2,500
Sir George Mathewson	173,674	173,674	Bill Wilson	9,237	9,237

Mr Botin, Mr Buchan, Dr Currie, Sir Angus Grossart, Mr Inciarte, Mr Pell, Sir Steve Robson, Mr Scott, Mr Sutherland and Mr Watt did not have an interest in the company’s Additional Value Shares during the year.

Preference shares Mr Fish held 20,000 non-cumulative US$ preference shares of US$0.01 each at 31 December 2002 (2001 – nil). No other director had an interest in the preference shares during the year.

Loan notes No director had an interest in loan notes during the year.

The company’s Register of Directors’ Interests, which is open to inspection, contains full details of directors’ shareholdings and options to subscribe.

There has been no change in the directors’ interests in the shares of the company shown above between 31 December 2002 and 26 February 2003. No director held a non-beneficial interest in the shares of the company at 31 December 2002, at 1 January 2002 or date of appointment if later.

Statement of directors' responsibilities

United Kingdom company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the company and the Group as at the end of the financial year and of the profit or loss of the Group for that year. In preparing those accounts, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent; and

•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board.

Miller McLean Secretary 26 February 2003

page 92	Independent auditors' report to the members of The Royal Bank of Scotland Group plc

We have audited the consolidated financial statements of The Royal Bank of Scotland Group plc (“the company”) and its subsidiaries (together “the Group”) for the year ended 31 December 2002, which comprise the accounting policies, the balance sheets as at 31 December 2002 and 2001, the profit and loss accounts, the cash flow statements, the statements of total recognised gains and losses, the reconciliation of movements in shareholders’ funds for the three years ended 31 December 2002 and the related notes 1 to 53. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors’ remuneration report that is described as having been audited.

Respective responsibilities of directors and auditors As described in the ‘Statement of directors’ responsibilities’, the company’s directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the directors’ remuneration report. Our responsibility is to audit the financial statements and the part of the directors’ remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors’ remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors’ report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions with the company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the directors’ report and the other information contained in the 2002 Annual Report as described in the contents section including the unaudited part of the directors’ remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board and with generally accepted auditing standards in the United States of America. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors’ remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors’ remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors’ remuneration report described as having been audited.

UK opinion In our opinion the financial statements give a true and fair view of the state of affairs of the company and the Group as at 31 December 2002 and of the profit and cash flows of the Group for the year then ended and the financial statements and the part of the directors’ remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

US opinion In our opinion the financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2002 and 2001 and the results of its operations and cash flows for each of the three years in the period ended 31 December 2002 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the each of the three years ended 31 December 2002 and the determination of shareholders’ equity as at 31 December 2002 and 2001, to the extent summarised in Note 53 to the financial statements.

Deloitte & Touche Chartered Accountants and Registered Auditors Edinburgh 26 February 2003

Accounting policies

The accounts have been prepared in accordance with applicable Accounting Standards in the UK and the Statements of Recommended Accounting Practice issued by the British Bankers’ Association and by the Finance and Leasing Association. A summary of the more important accounting policies is set out below. The consolidated accounts are prepared in accordance with the special provisions of Part VII of the Companies Act 1985 (“the Act”) relating to banking groups. The accounts of the company are prepared in accordance with section 226 of, and Schedule 4 to, the Act and, as permitted by section 230(3) of the Act, no profit and loss account is presented.

1	Accounting convention and bases of consolidation The accounts are prepared under the historical cost convention modified by the periodic revaluation of premises and certain investments. To avoid undue delay in the presentation of the Group’s accounts, the accounts of certain subsidiary undertakings have been made up to 30 November. There have been no changes in respect of these subsidiary undertakings, in the period from their balance sheet dates to 31 December, that materially affect the view given by the Group’s accounts.

2	Revenue recognition Interest receivable is credited to the profit and loss account as it accrues unless there is significant doubt that it can be collected (as described in the accounting policy on loans and advances).

Fees receivable that represent a return for services provided are recognised in the profit and loss account so as to match the cost of providing the service. Certain front-end lending fees are recognised over the life of the loan.

Securities and derivatives held for trading are recorded at fair value. Changes in fair value are recognised in dealing profits together with dividends from, and interest receivable and payable on, trading business assets and liabilities.

3	Goodwill Goodwill is the excess of the cost of acquisition of subsidiary and associated undertakings over the fair value of the Group’s share of net tangible assets acquired. Goodwill arising on acquisitions of subsidiary and associated undertakings after 1 October 1998 is capitalised on the balance sheet and amortised on a straight-line basis over its estimated useful economic life, currently over periods of up to 20 years. Capitalised goodwill is reviewed for impairment at the end of the first full year following an acquisition and subsequently if events or changes in circumstances indicate that its carrying value may not be recoverable in full. Goodwill arising on acquisitions of subsidiary and associated undertakings prior to 1 October 1998, previously charged directly against profit and loss account reserves, was not reinstated under the transitional provisions of FRS 10 ‘Goodwill and Intangible Assets’. It will be written back only on disposal of the related subsidiary or associated undertaking and reflected in the calculation of the gains or losses arising.

4	Foreign currencies Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Profit and loss accounts of overseas branches and subsidiary undertakings are translated at the average rates of exchange for the period. Exchange differences arising from the application of closing rates of exchange to the opening net assets of overseas branches and subsidiary undertakings and from restating their results from average to period-end rates are taken to profit and loss account reserves, together with exchange differences arising on related foreign currency borrowings. All other exchange differences are included in operating profit.

5	Pensions and other post-retirement benefits The Group provides post-retirement benefits in the form of pensions and healthcare plans to eligible employees. The cost of defined benefit pension schemes and healthcare plans is assessed by independent professionally qualified actuaries and recognised on a systematic basis over employees’ service lives. Contributions to defined contribution pension schemes are recognised in the profit and loss account when payable.

6	Leases Contracts to lease assets are classified as finance leases if they transfer substantially all the risks and rewards of ownership of the asset to the customer. Other contracts to lease assets are classified as operating leases. Total gross earnings under finance leases are allocated to accounting periods using the actuarial after tax method to give a constant periodic rate of return on the net cash investment. Finance lease receivables are stated in the balance sheet at the amount of the net investment in the lease. Rental income from operating leases is credited to the profit and loss account on a receivable basis over the term of the lease. Balance sheet carrying values of finance lease receivables and operating lease assets include amounts in respect of the residual values of the leased assets. Unguaranteed residual values are subject to regular review to identify potential impairments. Provisions are made for impairment arising on specific asset categories.

7	General insurance In calculating operating profit from general insurance activities, premiums are recognised in the accounting period in which they begin. Unearned premiums represent the proportion of the premiums that relate to periods of insurance after the balance sheet date and are calculated on a daily or 24th’s basis. Provision is made where necessary for the estimated amount required over and above unearned premiums to meet future claims and related expenses and is calculated by class of business on the basis of a separate carry forward of deferred acquisition expenses after making allowance for investment income. Acquisition expenses relating to new and renewed motor and household policies are deferred over the period during which the premiums are unearned, generally twelve months. The principal acquisition costs so deferred are direct advertising expenditure and costs associated with the telesales and underwriting staff. Claims are recognised in the accounting period in which the loss occurs. Provision is made for the full cost of settling outstanding claims at the balance sheet date, including claims estimated to have been incurred but not yet reported at that date, and claims handling expenses.

page 94	Accounting policies continued

8	Long-term life assurance business The value placed on the Group’s long-term life assurance business comprises the net assets of the Group’s life assurance subsidiaries, including its interest in the surpluses retained within the long-term assurance funds, and the present value of profits inherent in in-force policies. In calculating the value of in-force policies, future surpluses expected to emerge are estimated using appropriate assumptions as to future mortality, persistency and levels of expenses, which are then discounted at a risk-adjusted rate. Changes in this value, which is determined on a post-tax basis, are included in operating profit, grossed up at the underlying rate of taxation.

Long-term assurance assets attributable to policyholders are valued on the following bases: equity shares and debt securities at market price; investment properties and loans at valuation. These assets are held in the life funds of the Group’s life assurance companies, and although legally owned by them, the Group only benefits from these assets when surpluses are declared. To reflect the distinct nature of the long-term assurance assets, they are shown separately on the consolidated balance sheet, as are liabilities attributable to policyholders.

9	Loans and advances The Group makes provisions for bad and doubtful debts, through charges to the profit and loss account, so as to record loans and advances at their expected ultimate net realisable value.

Specific provisions are made against individual loans and advances that the Group no longer expects to recover in full. For the Group’s portfolios of smaller balance homogeneous advances, such as credit card receivables, specific provisions are established on a portfolio basis taking into account the level of arrears, security and past loss experience. For loans and advances that are individually assessed, the specific provision is determined from a review of the financial condition of the counterparty and any guarantor and takes into account the nature and value of any security held.

The general provision is made to cover bad and doubtful debts that have not been separately identified at the balance sheet date but are known to be present in any portfolio of advances. The level of general provision is determined in the light of past experience, current economic and other factors affecting the business environment and the Group’s monitoring and control procedures, including the scope of specific provisioning procedures.

Specific and general provisions are deducted from loans and advances. When there is significant doubt that interest receivable can be collected, it is excluded from the profit and loss account and credited to an interest suspense account. Loans and advances and suspended interest are written off in part or in whole when there is no realistic prospect of recovery.

10	Taxation Provision is made for taxation at current enacted rates on taxable profits taking into account relief for overseas taxation where appropriate. Timing differences arise where gains and losses are accounted for in different periods for financial reporting purposes and for taxation purposes. Deferred taxation is accounted for in full for all such timing differences, except in relation to revaluations of fixed assets where there is no commitment to dispose of the asset, taxable gains on sales of fixed assets that are rolled over into the tax cost of replacement assets, and unremitted overseas earnings. Deferred tax assets are only recognised to the extent that it is considered more likely than not that they will be recovered. Deferred tax amounts are not discounted.

11	Debt securities and equity shares Debt securities and equity shares intended for use on a continuing basis in the Group’s activities are classified as investment securities and are stated at cost less provision for any permanent diminution in value. The cost of dated investment securities is adjusted for the amortisation of premiums or discounts over periods to redemption and the amortisation is included in interest receivable. Debt securities held for the purpose of hedging are carried at a value that reflects the accounting treatment of the items hedged. Other debt securities and equity shares are carried at fair value, with changes in fair value recognised in the profit and loss account.

12	Shares in subsidiary undertakings The company’s shares in subsidiary undertakings are stated in the balance sheet of the company at directors’ valuation that takes account of the subsidiary undertakings’ net asset values.

13	Interests in associated undertakings Interests in associated undertakings are accounted for by the equity method and are stated in the consolidated balance sheet at the Group’s share of their net tangible assets. The Group’s share of the results of associated undertakings is included in the consolidated profit and loss account. For this purpose, the latest available audited accounts are used together with available unaudited interim accounts.

14	Tangible fixed assets Freehold and long leasehold properties are revalued on a rolling basis, each property being revalued at least every five years. Other tangible fixed assets are stated at cost less depreciation and provisions for impairment. Costs of adapting premises for the use of the Group are separately identified and depreciated.

Tangible fixed assets are depreciated over their estimated useful economic lives on a straight-line basis, as follows:

Freehold and long leasehold buildings Short leaseholds Property adaptation costs Computer equipment Other equipment	50 years unexpired period of the lease 10 to 15 years up to 5 years 4 to 15 years

Assets on operating leases are depreciated over their estimated useful lives on a straight-line or reverse-annuity basis. Land has an unlimited life and is not depreciated.

Investment properties are revalued annually to open market value. No depreciation is charged on freehold investment properties, in accordance with the requirements of Statement of Standard Accounting Practice 19 ‘Accounting for investment properties’. This is a departure from the requirements of the Companies Act 1985 which requires all tangible fixed assets to be depreciated. Investment properties are held not for consumption but for investment and the directors consider that to depreciate them would not give a true and fair view. It is not practicable to assess estimated useful lives for investment properties, and accordingly the effect of not depreciating them cannot be reasonably quantified.

15	Derivatives The Group enters into derivative transactions including futures, forwards, swaps and options principally in the interest rate, foreign exchange and equity markets. The accounting treatment for these instruments is dependent upon whether they are entered into for trading or non-trading (hedging) purposes.

Trading Derivatives held for trading purposes are recognised in the accounts at fair value. Gains or losses arising from changes in fair value are included in dealing profits in the consolidated profit and loss account. Fair value is based on quoted market prices. Where representative market prices are not available, the fair value is determined from current market information using appropriate pricing or valuation models. Adjustments are made to quoted market prices where appropriate to cover credit risk, liquidity risk and future operational costs. In the consolidated balance sheet, positive fair values (assets) of trading derivatives are included in Other assets and negative fair values (liabilities) in Other liabilities. Positive and negative fair values of trading derivatives are offset where the contracts have been entered into under master netting agreements or other arrangements that give a legally enforceable right of set-off.

Non-trading Non-trading derivatives are entered into by the Group to hedge exposures arising from transactions entered into in the normal course of banking activities. They are recognised in the accounts in accordance with the accounting treatment of the underlying transaction or transactions being hedged. To be classified as non-trading, a derivative must match or eliminate the risk inherent in the hedged item from potential movements in interest rates, exchange rates or market values. In addition, there must be a demonstrable link to an underlying transaction, pool of transactions or specified future transaction or transactions. Specified future transactions must be reasonably certain to arise for the derivative to be accounted for as a hedge. In the event that a non-trading derivative transaction is terminated or ceases to be an effective hedge, the derivative is re-measured at fair value and any resulting profit or loss amortised over the remaining life of the underlying transaction or transactions being hedged. If a hedged item is derecognised, or a specified future transaction is no longer likely to occur, the related non-trading derivative is remeasured at fair value and the resulting profit or loss taken to the profit and loss account.

16	Sale and repurchase transactions Securities which have been sold with an agreement to repurchase continue to be shown on the balance sheet and the sale proceeds recorded as a deposit. Securities acquired in reverse sale and repurchase transactions are not recognised in the balance sheet and the purchase price is treated as a loan. The difference between the sale price and repurchase price is accrued evenly over the life of the transaction and charged or credited to the profit and loss account as interest payable or receivable.

Restatements
The Group has implemented Financial Reporting Standard 19 ‘Deferred Tax’ (“FRS 19”) which requires recognition of deferred tax assets and liabilities on all timing differences, with specified exceptions. Previously, provision was made for deferred tax only to the extent that timing differences were expected to reverse and the deferred tax liability crystallise in the foreseeable future. The effect of adopting the new policy is to increase the tax charge for 2002 by £45 million and reduce profit and loss account reserves at 31 December 2002 by £162 million. Prior periods have been restated for FRS19 resulting in a decrease in profit and loss account reserves of £117 million at 31 December 2001 and 31 December 2000, an increase in the deferred tax liability of £194 million at 31 December 2001 and £182 million at 31 December 2000 and an increase in the deferred tax asset of £77 million at 31 December 2001 and £65 million at 31 December 2000. The tax charge for 2001 is unchanged and for 2000 increased by £21 million.

Following the issuance of Urgent Issues Task Force Abstract 33 ‘Obligations in capital instruments’ (“UITF 33”) in February 2002, the Group has reclassified its perpetual regulatory tier one securities, issued in August 2001, from non-equity shareholders’ funds to subordinated liabilities and the interest on these securities (£60 million in 2002) is now included in interest payable rather than non-equity dividends. Comparative figures have been restated resulting in an increase in interest payable of £23 million in the year ended 31 December 2001, a reduction in non-equity shareholders’ funds of £835 million, an increase in undated loan capital of £820 million and an increase in accruals and deferred income of £15 million as at 31 December 2001.

page 96	Consolidated profit and loss account for the year ended 31 December 2002

	Note	2002 £m	2001* £m	2000* £m

Interest receivable
– interest receivable and similar income arising from debt securities		1,591	1,582	1,460
– other interest receivable and similar income		11,970	12,839	11,758
Interest payable		(5,712)	(7,575)	(7,932)

Net interest income		7,849	6,846	5,286

Dividend income		58	54	44
Fees and commissions receivable		5,308	4,735	3,614
Fees and commissions payable		(965)	(930)	(706)
Dealing profits	1	1,462	1,426	933
Other operating income		1,209	1,052	874

		7,072	6,337	4,759
General insurance
– earned premiums		2,383	1,804	1,344
– reinsurance		(489)	(429)	(394)

Non-interest income		8,966	7,712	5,709

Total income		16,815	14,558	10,995

Administrative expenses
– staff costs**	2	4,472	4,059	3,274
– premises and equipment**		1,006	873	753
– other**		2,253	1,903	1,475
Depreciation and amortisation
– tangible fixed assets**	21	895	881	721
– goodwill	20	731	651	537

Operating expenses		9,357	8,367	6,760

Profit before other operating charges		7,458	6,191	4,235
General insurance
– gross claims		1,693	1,263	981
– reinsurance		(343)	(315)	(308)

Profit before provisions for bad and doubtful debts		6,108	5,243	3,562
Provisions for bad and doubtful debts	13	1,286	984	550
Amounts written off fixed asset investments		59	7	42

Profit on ordinary activities before tax (carried forward)	4	4,763	4,252	2,970

*	restated (see page 95)

**	includes integration expenditure (see Note 4)

	Note	2002 £m	2001* £m	2000* £m

Profit on ordinary activities before tax (brought forward)	4	4,763	4,252	2,970
Tax on profit on ordinary activities	5	1,556	1,537	1,054

Profit on ordinary activities after tax		3,207	2,715	1,916
Minority interests (including non-equity)	32	133	90	50

Profit for the financial year		3,074	2,625	1,866
Preference dividends – non-equity	6	305	358	294

		2,769	2,267	1,572
Additional Value Shares dividend – non-equity	6	798	399	-

Profit attributable to ordinary shareholders		1,971	1,868	1,572
Ordinary dividends	7	1,267	1,085	882

Retained profit	34	704	783	690

Per 25p ordinary share:

Basic earnings	9	68.4p	67.6p	66.9p
Additional Value Shares dividend		27.7p	14.5p	-

		96.1p	82.1p	66.9p
Goodwill amortisation		24.2p	23.2p	22.4p
Integration costs		23.8p	22.6p	11.9p

Adjusted earnings		144.1p	127.9p	101.2p

Diluted earnings	9	67.4p	66.3p	66.2p

Dividends	7	43.7p	38.0p	33.0p

All items dealt with in arriving at profit on ordinary activities before tax relate to continuing operations.

Profit on ordinary activities before taxation and the retained profit for the year on a historical cost basis were not materially different from the reported amounts.

*	restated (see page 95)

page 98	Consolidated balance sheet at 31 December 2002

	Note	2002 £m	2001* £m

Assets
Cash and balances at central banks		3,481	3,093
Items in the course of collection from other banks		2,741	3,288
Treasury bills and other eligible bills	10	11,459	10,136
Loans and advances to banks	11	44,296	38,513
Loans and advances to customers	12	223,324	190,492
Debt securities	15	67,042	64,040
Equity shares	16	1,886	1,557
Interests in associated undertakings	17	94	108
Intangible fixed assets	20	12,697	13,325
Tangible fixed assets	21	10,485	8,813
Other assets	22	21,031	21,550
Prepayments and accrued income		4,353	3,696

		402,889	358,611
Long-term assurance assets attributable to policyholders	23	9,111	10,248

Total assets		412,000	368,859

*	restated (see page 95)

	Note	2002 £m	2001* £m

Liabilities
Deposits by banks	24	54,720	40,038
Items in the course of transmission to other banks		1,258	2,109
Customer accounts	25	219,161	198,995
Debt securities in issue	26	33,938	30,669
Other liabilities	27	40,166	37,357
Accruals and deferred income		8,626	7,669
Provisions for liabilities and charges
– deferred taxation	28	1,834	1,650
– other provisions	29	330	341
Subordinated liabilities
– dated loan capital	30	7,602	6,681
– undated loan capital including convertible debt	31	6,363	5,849
Minority interests
– equity		(11)	5
– non-equity	32	1,850	580
Called up share capital	33	754	893
Share premium account	34	7,608	7,465
Merger reserve	34	11,455	12,029
Other reserves	34	387	212
Revaluation reserve	34	80	113
Profit and loss account	34	6,768	5,956

Shareholders’ funds
– equity		23,545	22,287
– non-equity	34	3,507	4,381

		402,889	358,611
Long-term assurance liabilities attributable to policyholders	23	9,111	10,248

Total liabilities		412,000	368,859

Memorandum items
Contingent liabilities	41	15,588	13,573

Commitments (standby facilities, credit lines and other)	41	128,592	125,271

*	restated (see page 95)

The accounts were approved by the Board of directors on 26 February 2003 and signed on its behalf by:

Sir George Mathewson Chairman	Fred Goodwin Group Chief Executive	Fred Watt Group Finance Director

page 100	Statement of consolidated total recognised gains and losses for the year ended 31 December 2002

	2002 £m	2001* £m	2000* £m

Profit attributable to ordinary shareholders	1,971	1,868	1,572
Currency translation adjustments and other movements	36	(3)	52
Revaluation of premises	(33)	72	24

Total recognised gains and losses in the year	1,974	1,937	1,648

Prior year adjustment arising from the implementation of FRS 19	(117)

Total recognised gains and losses since 31 December 2001	1,857

Reconciliation of movements in consolidated shareholders' funds for the year ended 31 December 2002

	2002 £m	2001* £m	2000* £m

Profit attributable to ordinary shareholders	1,971	1,868	1,572
Ordinary dividends	(1,267)	(1,085)	(882)

Retained profit for the year	704	783	690
Issue of ordinary and preference shares	560	2,759	18,030
Perpetual regulatory securities	-	835	-
Redemption of preference shares	(600)	-	(300)
Other recognised gains and losses	3	69	76
Currency translation adjustments on share premium account	(283)	58	159
Other movements	-	-	(17)

Net increase in shareholders’ funds	384	4,504	18,638
Perpetual regulatory securities	-	(835)	-

Net increase in shareholders’ funds as restated	384	3,669	18,638

Opening shareholders’ funds as previously reported	27,620	23,116	4,457
Prior year adjustments arising from the implementation of:
– FRS 19	(117)	(117)	(96)
– UITF 33	(835)	-	-

Opening shareholders’ funds as restated	26,668	22,999	4,361
Net increase in shareholders’ funds as restated	384	3,669	18,638

Closing shareholders’ funds	27,052	26,668	22,999

*	restated (see page 95)

Consolidated cash flow statement for the year ended 31 December 2002

	Note	2002 £m	2002 £m	2001* £m	2001* £m	2000 £m	2000 £m

Net cash inflow from operating activities	43		13,737		7,287		8,997
Dividends received from associated undertakings			1		1		2
Returns on investments and servicing of finance
Preference dividends paid		(317)		(353)		(228)
Additional Value Shares dividend paid		(798)		(399)		-
Dividends paid to minority shareholders in subsidiary undertakings		(112)		(43)		(38)
Interest paid on subordinated liabilities		(674)		(652)		(739)

Net cash outflow from returns on investments and servicing of finance			(1,901)		(1,447)		(1,005)
Taxation
UK tax paid		(833)		(790)		(493)
Overseas tax paid		(274)		(419)		(212)

Net cash outflow from taxation			(1,107)		(1,209)		(705)
Capital expenditure and financial investment
Purchase of investment securities		(32,701)		(27,537)		(16,249)
Sale and maturity of investment securities		26,072		20,578		11,864
Purchase of tangible fixed assets		(3,367)		(4,245)		(1,189)
Sale of tangible fixed assets		811		867		455

Net cash outflow from capital expenditure and financial investment			(9,185)		(10,337)		(5,119)
Acquisitions and disposals
Purchase of businesses and subsidiary undertakings (net of cash acquired)	44	(308)		(1,614)		(2,931)
Investment in associated undertakings	17	(2)		(47)		(6)
Sale of subsidiary and associated undertakings (net of cash sold)	45	29		8		1,158

Net cash outflow from acquisitions disposals			(281)		(1,653)		(1,779)
Ordinary equity dividends paid			(729)		(653)		(386)

Net cash inflow/(outflow) before financing			535		(8,011)		5
Financing
Proceeds from issue of ordinary share capital		85		2,131		2,171
Proceeds from issue of preference share capital		-		281		2,510
Proceeds from issue of trust preferred securities		1,242		-		-
Redemption of preference share capital		(600)		-		(300)
Issue of subordinated liabilities		2,157		2,705		294
Repayment of subordinated liabilities		(202)		(693)		(146)
Increase/(decrease) in minority interests		29		(13)		75

Net cash inflow from financing			2,711		4,411		4,604

Increase/(decrease) in cash	48		3,246		(3,600)		4,609

*	restated (see page 95)

page 102	Balance sheet - the company at 31 December 2002

	Note	2002 £m	2001* £m

Fixed assets
Investments:
Shares in Group undertakings	18	19,862	18,306
Loans to Group undertakings	19	3,354	2,161

		23,216	20,467

Current assets
Debtors:
Due by subsidiary undertakings		958	2,063
Debtors and prepayments		113	38

		1,071	2,101

Creditors
Amounts falling due within one year:
Due to banks		71	79
Dated loan capital	30	40	40
Debt securities in issue		1,199	1,555
Other creditors		154	187
Proposed final dividend	7	899	772

		2,363	2,633

Net current liabilities		(1,292)	(532)

Total assets less current liabilities		21,924	19,935

Creditors
Amounts falling due beyond one year:
Loans from subsidiary undertakings		155	491
Dated loan capital	30	2,402	598
Undated loan capital including convertible debt	31	1,301	1,445

		3,858	2,534
Capital and reserves
Called up share capital	33	754	893
Share premium account	34	7,608	7,465
Other reserves	34	156	6
Revaluation reserve	34	6,001	4,607
Profit and loss account	34	3,547	4,430

Shareholders’ funds
– equity		14,559	13,020
– non-equity	34	3,507	4,381

		21,924	19,935

*	restated (see page 95)

The accounts were approved by the Board of directors on 26 February 2003 and signed on its behalf by:

Sir George Mathewson Chairman	Fred Goodwin Group Chief Executive	Fred Watt Group Finance Director

Notes on the accounts

1	Dealing profits

	2002 £m	2001 £m	2000 £m

Foreign exchange (1)	447	450	368
Securities
Equities (2)	18	10	56
Debt (3)	644	682	336
Interest rate derivatives (4)	353	284	173

	1,462	1,426	933

Dealing profits include interest income and expense recognised on trading-related interest-earning assets and interest-bearing liabilities.

(1)	Notes: Includes spot and forward foreign exchange contracts and currency swaps, futures and options and related hedges and funding.

(2)	Includes equities, equity derivatives, commodity contracts and related hedges and funding.

(3)	Includes debt securities and related hedges and funding.

(4)	Includes interest rate swaps, forward rate agreements, interest rate options, interest rate futures and credit derivatives and related hedges and funding.

2	Administrative expenses - staff costs

	2002 £m	2001 £m	2000 £m

Wages and salaries	3,453	3,006	2,508
Social security costs	239	212	182
Pension costs (see Note 3)	232	180	128
Other staff costs	548	661	456

	4,472	4,059	3,274

The average number of persons employed by the Group during the year, excluding temporary staff, was 113,500 (2001 – 99,400; 2000 – 91,800).

3	Pension costs
The Group operates a number of pension schemes throughout the world. The main schemes are defined benefit schemes whose assets are independent of the Group’s finances. The total pension cost for the Group was as follows:

	2002 £m	2001 £m	2000 £m

Main UK scheme	187	150	107
Other Group schemes	45	30	21

	232	180	128

At 31 December 2002, there was a pension cost prepayment of £136 million and accrual of £17 million (2001 – prepayment of £115 million and accrual of £33 million; 2000 – prepayment of £90 million and accrual of £14 million).

On the acquisition of NatWest in March 2000, a surplus of £1,070 million on its major schemes was recognised in the consolidated balance sheet, and is being amortised over the average future service life of members of the schemes. The unamortised balance as at 31 December 2002 was £838 million (2001 – £920 million) before tax and £587 million (2001 – £644 million) after tax. The unamortised balance before tax is included in ‘Other assets’.

The Group’s two main UK pension schemes, The Royal Bank of Scotland Staff Pension Scheme and the National Westminster Bank Pension Fund, merged on 1 April 2002 to form The Royal Bank of Scotland Group Pension Fund. Scheme valuations are carried out by independent professionally qualified actuaries to determine pension costs, using the projected unit method; any imbalance between assets and liabilities is adjusted over the average future service life of members of the scheme. The assumptions that have the most significant effect on the results of the valuations are those relating to the valuation rate of interest and the rates of increases in salaries and pensions.

page 104	Notes on the accounts continued

3	Pension costs (continued)
The latest formal valuation of The Royal Bank of Scotland Staff Pension Scheme and the National Westminster Bank Pension Fund was carried out as at 31 March 2001 on a basis that assumed the merger of the schemes. The results of this valuation and the principal actuarial assumptions were:

Market value of scheme assets (£m)	13,027
Funding level	108%
Excess of scheme assets over schemes liabilities (£m)	1,058
Valuation rate of interest past service liabilities (per annum) – pensioners	5.5%
past service liabilities (per annum) – non-pensioners	6.0%
future service liabilities (per annum)	6.75%
Salary growth (per annum) (1)	4.25%
Pension increases (per annum)	2.5%
Price inflation (per annum)	2.5%

(1)	Notes: In addition, allowance is made for promotional salary increases.

(2)	Assumptions for rate of dividend increases are not relevant to the bases of valuations adopted.

The pension costs relating to the merged schemes were:

Pension costs for the year	2002 £m	2001 £m

Regular cost	263	206
Amortisation of pension fund surplus	(153)	(147)
Prior year service costs	-	14
Amortisation of surplus recognised on acquisition of NatWest	77	77

Net pension cost	187	150

In addition to the main scheme, the Group operates a number of other UK and overseas pension schemes and also provides other post-retirement benefits, principally through subscriptions to private healthcare schemes in the UK and the US and unfunded post-retirement benefit plans. Provision for the costs of these benefits is charged to the profit and loss account over the average remaining future service lives of the eligible employees. The amounts are not material.

In accordance with SSAP 24, the pension costs relating to the main scheme are based on the actuarial valuation as at 31 March 2001. Since that date, stock market equity values and bond yields have declined. The next triennial valuation will be carried out as at 31 March 2004 and will form the basis of pension costs under SSAP 24 from that date.

FRS 17 In accordance with the transitional requirements of FRS 17 interim valuations of the Group’s schemes were prepared to 31 December 2002 and 31 December 2001 by independent actuaries, using the following assumptions:

	2002		2001
	Main UK scheme	Other Group schemes*	Main UK scheme	Other Group schemes*

Rate of increase in salaries (per annum)	3.50%	3.2%	4.25%	3.2%
Rate of increase in pensions in payment (per annum)	2.25%	1.7%	2.5%	2.3%
Discount rate (per annum)	5.75%	5.8%	6.0%	6.1%
Inflation assumption (per annum)	2.25%	1.7%	2.5%	2.2%

*	weighted average

The values of the assets and liabilities of the schemes at 31 December 2002 and 2001 and the effect on the Group’s reserves if they were to be incorporated in the balance sheet were as follows:

	2002		2001

	Main UK scheme £m	Other Group schemes £m	Main UK scheme £m	Other Group schemes £m

Equities	7,161	610	7,899	717
Bonds	3,298	260	4,203	176
Other	223	140	465	167

Total market value of assets	10,682	1,010	12,567	1,060
Present value of scheme liabilities	(12,418)	(1,130)	(12,121)	(1,014)

Net (deficit)/surplus in the schemes	(1,736)	(120)	446	46
Related notional deferred tax asset/(liability)	521	20	(133)	(10)

Net unrecognised pension (deficit)/surplus	(1,215)	(100)	313	36
Prepayments less accruals currently recognised, net of deferred tax	(52)	(27)	(53)	(5)
Pension assets recognised on the acquisition of NatWest, net of deferred tax and amortisation	(548)	(39)	(602)	(42)

Effect on Group profit and loss account reserves	(1,815)	(166)	(342)	(11)

The assumptions for long-term rates of return on the principal classes of assets at 31 December 2002 were equities 8.4%, gilts 4.5%, other bonds 5.75%, property 6.5% and cash 4.5% (2001 – equities 8.4%, gilts 5.0%, other bonds 6.0%, property 6.8% and cash 4.5%).

The following amounts would be reflected in the profit and loss account and statement of total recognised gains and losses on implementation of FRS 17:

Amount that would be charged to profit and loss account	Main UK scheme £m	Other schemes £m	2002 Total £m

Expected return on pension scheme assets	900	88	988
Interest on pension scheme liabilities	(719)	(68)	(787)

Net return credited to other finance income	181	20	201
Current service cost	(287)	(35)	(322)
Past service cost	-	(3)	(3)

Net pension cost defined benefit schemes	(106)	(18)	(124)
Defined contribution schemes and other retirement benefits	-	(19)	(19)

Total pension costs	(106)	(37)	(143)

Amount that would be recognised in the statement of total recognised gains and losses	2002 Total £m

Actual return less expected return on pension scheme assets	(2,645)
Experience gains and losses arising on scheme liabilities	(25)
Changes in assumptions underlying the present value of scheme liabilities	278

Actuarial loss	(2,392)

Movement in pension scheme (deficits)/surpluses during the year	2002 Total £m

Surplus in the pension schemes at 1 January 2002	492
Movement in year:
Current service cost	(322)
Past service cost	(3)
Contributions	167
Other finance income	201
Actuarial loss	(2,392)
Exchange and other movements	1

Deficit in schemes at 31 December 2002	(1,856)

The contribution rate for 2002 and 2003 for the main scheme is 6.8% of pensionable salaries.

page 106	Notes on the accounts continued

3	Pension costs (continued)

History of experience gains and losses	2002 £m

Difference between expected and actual return on scheme assets:
Amount	(2,645)
Percentage of scheme assets	(22.6%	)
Experience gains and losses on scheme liabilities:
Amount	(25)
Percentage of the present value of scheme liabilities	(0.2%	)
Total amount recognised in the statement of total recognised gains and losses:
Amount	(2,392)
Percentage of the present value of scheme liabilities	(17.7%	)

4	Profit on ordinary activities before tax Profit on ordinary activities before tax is stated after taking account of the following:

			2002 £m	2001 £m	2000 £m

	Income	Aggregate amounts receivable under finance leases,
		hire purchase and conditional sale contracts	1,342	1,575	1,383
		Aggregate amounts receivable under operating leases	811	707	639
		Profit on disposal of investment securities	85	48	326
		Share of associated undertakings’ net profit/(loss)	2	(6)	-

	Expenses	Operating lease rentals of premises	255	214	223
		Operating lease rentals of computers and other equipment	16	18	9
		Finance charges on leased assets	23	40	36
		Interest on subordinated liabilities	659	674	687
		Integration expenditure* relating to:
		– acquisition of NatWest	810	847	345
		– other acquisitions	147	28	44

*	Integrationexpenditure comprises:
	Staff costs		530	598	255
	Premises and equipment		127	64	27
	Other administrative expenses		298	188	95
	Depreciation		2	25	12

			957	875	389

Auditors' remuneration
The auditors’ remuneration for statutory audit work was £0.1 million for the company (2001 – £0.1 million) and £5.8 million for the Group (2001 – £5.4 million). Fees paid to the auditors and their associates for non-audit work were £6.3 million for the Group (2001 – £7.0 million) and comprised £0.8 million for management consultancy services (2001 – £2.3 million) and £5.5 million for regulatory, tax, attestation and other advisory services (2001 – £4.7 million).

5	Tax on profit on ordinary activities

	2002 £m	2001 £m	2000 £m

Current taxation:
UK corporation tax charge for the year at 30% (2001 and 2000 - 30%)	909	984	696
Over provision in respect of prior periods	(13)	(16)	(79)
Relief for overseas taxation	(26)	(98)	(30)

	870	870	587
Overseas taxation:
Current year charge	370	381	161
(Over)/under provision in respect of prior periods	(2)	31	-

	1,238	1,282	748
Share of associated undertakings	2	2	2

Current tax charge for the year	1,240	1,284	750
Deferred taxation:
Origination and reversal of timing differences	372	255	225
(Over)/under provision in respect of prior periods	(56)	(2)	79

	1,556	1,537	1,054

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 30% as follows:

	2002 £m	2001 £m	2000 £m

Expected tax charge	1,429	1,276	891
Goodwill amortisation	183	169	162
Contributions to employee share trust	(40)	(48)	(47)
Non-deductible items	179	251	197
Non-taxable items	(163)	(92)	(217)
Capital allowances in excess of depreciation	(340)	(280)	(143)
Taxable foreign exchange movements	4	16	21
Foreign profits taxed at other rates	3	(13)	(17)
Unutilised losses brought forward and carried forward	-	(10)	(18)
Current taxation adjustments relating to prior periods	(15)	15	(79)

Current tax charge for year	1,240	1,284	750
Deferred taxation:
Origination and reversal of timing differences	372	255	225
Adjustments in respect of prior periods	(56)	(2)	79

Actual tax charge	1,556	1,537	1,054

The following factors may affect future tax charges:

(1)	No deferred tax is recognised on the unremitted reserves of overseas subsidiary and associated undertakings. A substantial proportion of such reserves are required to be retained by the overseas undertakings to meet local regulatory requirements.

(2)	Deferred tax assets of £107 million (2001 - £96 million) resulting from tax losses carried forward have not been recognised as there is insufficient evidence that the asset will be recoverable. These assets may be recoverable if the losses can be offset against suitable future taxable profits arising in the same tax jurisdiction.

(3)	The fair values of certain financial assets are disclosed in Note 40. The tax that could be payable if these assets were disposed of at the values shown is estimated at £965 million (2001 – £231 million). Because of the nature of these financial assets which are held as part of the banking business, it is not possible to determine the amount that may become payable in the foreseeable future.

(4)	Freehold and long leasehold properties are revalued as discussed in Note 21. No provision has been made for deferred tax on gains recognised on revaluing Group properties except where there is a commitment to sell the asset and the taxable gain will not be subject to rollover relief. The tax that could be payable if these assets were disposed of at their revalued amount is estimated at £81 million (2001 – £119 million). This amount includes tax on rolled over gains (see note (5) below). No such tax is expected to be payable in the foreseeable future.

(5)	No provision has been made for deferred tax on certain gains realised on disposals of property and other assets as there is an expectation of rolling over such gains into replacement assets. Expenditure to date on valid replacement assets together with forecasts of future such expenditure indicate that these gains will be available for rollover relief. The tax that could be payable if the conditions for rollover relief were not met is estimated at £93 million (2001 – £88 million).

page 108	Notes on the accounts continued

6	Preference and Additional Value Shares dividends

	2002 £m	2001 £m	2000 £m

Non-cumulative preference shares of US$0.01	141	140	121
Non-cumulative convertible preference shares of US$0.01	108	115	76
Non-cumulative convertible preference shares of €0.01	32	32	25
Non-cumulative convertible preference shares of £0.25	1	49	66
Non-cumulative preference shares of £0.01	15	15	1
11% cumulative preference shares of £1 (1)	-	-	-
5.5% cumulative preference shares of £1 (2)	-	-	-
Appropriation for premium payable on redemption and issue costs	8	7	5

Total preference dividends	305	358	294
Additional Value Shares	798	399	-

Total non-equity dividends	1,103	757	294

(1)	Notes: Dividends for the year ended 31 December 2002 amounted to £55,000 (2001 and 2000 - £55,000).

(2)	Dividends for the year ended 31 December 2002 amounted to £22,000 (2001 and 2000 - £22,000).

7	Ordinary dividends

	2002 p per share	2001 p per share	2000 p per share	2002 £m	2001 £m	2000 £m

Interim	12.7	11.0	9.5	368	313	253
Proposed final	31.0	27.0	23.5	899	772	629

Total dividends on equity shares	43.7	38.0	33.0	1,267	1,085	882

8	Profit dealt with in the accounts of the company
Of the profit attributable to shareholders, £1,955 million (2001 – £1,033 million; 2000 – £4,688 million) has been dealt with in the accounts of the company.

9	Earnings per ordinary share The earnings per share are based on the following:

	2002 £m	2001 £m	2000 £m

Earnings:
Profit attributable to ordinary shareholders	1,971	1,868	1,572

	Number of shares – millions

Number of ordinary shares:
Weighted average number of ordinary shares in issue during the year	2,881	2,762	2,348
Effect of dilutive share options and convertible non-equity shares	43	55	28

Diluted weighted average number of ordinary shares during the year	2,924	2,817	2,376

10	Treasury bills and other eligible bills

	2002 £m	2001 £m

Treasury bills and similar securities	8,348	6,324
Other eligible bills	3,111	3,812

	11,459	10,136

Banking business	4,569	1,937
Trading business	6,890	8,199

Treasury and other eligible bills are principally of short-term maturity and their market value is not materially different from carrying value.

11	Loans and advances to banks

	2002 £m	2001 £m

Repayable on demand	6,792	3,934
Remaining maturity
– three months or less	28,537	26,200
– one year or less but over three months	8,482	7,884
– five years or less but over one year	180	260
– over five years	312	243

	44,303	38,521
Specific bad and doubtful debt provisions	(7)	(8)

	44,296	38,513

Banking business	21,859	21,679
Trading business	22,437	16,834

Amounts above include:
Due from associated undertakings – unsubordinated	-	3

page 110	Notes on the accounts continued

12	Loans and advances to customers

	2002 £m	2001 £m

On demand or short notice	21,122	17,434
Remaining maturity
- three months or less	65,108	33,774
- one year or less but over three months	24,750	25,279
- five years or less but over one year	40,364	46,054
- over five years	75,900	71,596

	227,244	194,137
General and specific bad and doubtful debt provisions	(3,920)	(3,645)

	223,324	190,492

Banking business	197,818	178,476
Trading business	25,506	12,016

Amounts above include:
Subordinated advances	96	52
Due from associated undertakings - unsubordinated	289	164
Amounts receivable under finance leases	7,496	7,315
Amounts receivable under hire purchase and conditional sale agreements	4,231	3,678

The cost of assets acquired during the year for the purpose of letting under finance leases and hire purchase agreements was £4,684 million (2001 – £4,082 million).

The Group’s exposure to risk from its lending activities is widely diversified both geographically and industrially. Lending to the services sector, house mortgage lending, loans to financial institutions, other personal loans and lending to property companies exceeded 10% of total loans and advances to customers (before provisions).

Residual value exposures The table below gives details of the unguaranteed residual values included in the carrying value of finance lease receivables (see above) and operating lease assets (see Note 21).

	Year in which the residual value will be recovered
	Within 1 year £m	After 1 year but within 2 years £m	After 2 years but within 5 years £m	After 5 years £m	Total £m

Operating leases
Transportation	59	467	204	1,480	2,210
Cars and light commercial vehicles	328	134	110	-	572
Other	22	12	60	147	241
Finance leases	43	71	83	352	549

At 31 December 2002	452	684	457	1,979	3,572

At 31 December 2001	315	205	741	992	2,253

13	Provisions for bad and doubtful debts

	Specific £m	General £m	2002 Total £m	Specific £m	General £m	2001 Total £m

At 1 January	3,039	614	3,653	2,585	568	3,153
Currency translation and other adjustments	(45)	(17)	(62)	14	3	17
Acquisition of businesses	23	-	23	221	33	254
Amounts written off	(1,036)	-	(1,036)	(835)	-	(835)
Recoveries of amounts written off in previous periods	63	-	63	80	-	80
Charge to profit and loss account	1,286	-	1,286	974	10	984

At 31 December	3,330	597	3,927	3,039	614	3,653

14	Interest in suspense
In certain cases, interest may be charged to a customer’s account but, because its recoverability is in doubt, not recognised in the Group’s consolidated profit and loss account and held in a suspense account and netted off against loans and advances in the consolidated balance sheet.

	2002 £m	2001 £m

Loans and advances on which interest is being placed in suspense:
- before specific provisions	1,660	1,550
- after specific provisions	724	816
Loans and advances on which interest is not being applied:
- before specific provisions	2,515	2,386
- after specific provisions	1,082	828

page 112	Notes on the accounts continued

15	Debt securities

	2002 Book value £m	Gross unrecognised gains £m	Gross unrecognised losses £m	2002 Valuation £m	2001 Book value £m	Gross unrecognised gains £m	Gross unrecognised losses £m	2001 Valuation £m

Investment securities:
British government	197	3	-	200	376	1	(1)	376
Other government	11,994	297	(2)	12,289	10,083	86	(97)	10,072
Other public sector bodies	708	6	-	714	673	24	-	697
Bank and building society	8,996	7	(2)	9,001	7,344	254	(234)	7,364
Other issuers	16,296	126	(67)	16,355	14,815	74	(109)	14,780

	38,191	439	(71)	38,559	33,291	439	(441)	33,289

Other debt securities:
British government	1,209			1,209	1,229			1,229
Other government	5,049			5,049	6,089			6,089
Other public sector bodies	41			41	145			145
Bank and building society	2,703			2,703	3,600			3,600
Other issuers	19,849			19,849	19,686			19,686

	28,851			28,851	30,749			30,749

	67,042			67,410	64,040			64,038

Due within one year	14,512				11,954
Due one year and over	52,530				52,086

	67,042				64,040

Investment securities:
Listed	27,416			27,790	25,816			25,828
Unlisted	10,775			10,769	7,475			7,461

	38,191			38,559	33,291			33,289
Other debt securities:
Listed	10,507			10,507	13,580			13,580
Unlisted	18,344			18,344	17,169			17,169

	67,042			67,410	64,040			64,038

Banking business	38,920				34,372
Trading business	28,122				29,668

Amounts above include:
Subordinated debt securities	468				263
Due from associated undertakings
- unsubordinated	7				28
Unamortised discounts less premiums
on investment securities	(2)				(2)

The cost of securities carried at market value is not disclosed because it cannot be determined without unreasonable expense.

Movements in debt securities which are held as investment securities were as follows:

	Cost £m	Discounts and premiums £m	Provisions £m	Book value £m

At 1 January 2002	33,314	(10)	(13)	33,291
Currency translation and other adjustments	(1,787)	(9)	3	(1,793)
Additions	32,182	-	-	32,182
Acquisition of subsidiary	304	-	-	304
Maturities and disposals	(25,880)	157	(31)	(25,754)
Amounts written off	(4)	(1)	5	-
Provisions made net of write backs	-	-	(23)	(23)
Transfers	33	-	(9)	24
Amortisation of discounts and premiums	-	(40)	-	(40)

At 31 December 2002	38,162	97	(68)	38,191

The following table categorises the Group’s investment debt securities by maturity and yield (based on weighted averages) at 31 December 2002:

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total

	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %

British government securities	85	7.3	80	6.7	15	6.4	17	6.5	197	6.9
US treasury and other US government securities	-	-	115	3.6	1,255	4.6	9,176	5.9	10,546	5.7
Other government securities	764	2.1	657	6.0	27	7.1	-	-	1,448	3.9
Securities issued by the states of the US	1	3.6	2	5.8	7	3.4	10	2.8	20	3.3
Other public sector bodies	93	5.7	179	2.4	359	4.9	57	1.8	688	4.1
Corporate debt securities	2,797	2.8	4,028	2.4	298	2.6	369	3.2	7,492	2.6
Mortgage-backed securities	-	-	44	4.1	1,149	3.0	4,959	4.8	6,152	4.4
Bank and building society	6,402	3.6	2,585	3.0	9	4.2	-	-	8,996	3.4
Other securities	276	5.1	1,544	4.0	118	6.1	714	5.9	2,652	4.7

Total book value	10,418	3.4	9,234	3.1	3,237	3.9	15,302	5.4	38,191	4.2

Total fair value	10,464		9,226		3,272		15,597		38,559

Gross gains of £70 million (2001 – £32 million) and gross losses of £7 million (2001 – £7 million) were realised on the sale and redemption of investment securities.

16	Equity shares

	2002 Book value £m	Gross unrecognised gains £m	Gross unrecognised losses £m	2002 Valuation £m	2001 Book value £m	Gross unrecognised gains £m	Gross unrecognised losses £m	2001 Valuation £m

Investment securities:
Listed	1,097	43	(127)	1,013	1,096	320	(66)	1,350
Unlisted	686	-	-	686	432	10	-	442

	1,783	43	(127)	1,699	1,528	330	(66)	1,792
Other securities:
Listed	52	-	-	52	9	-	-	9
Unlisted	51	-	-	51	20	-	-	20

	1,886	43	(127)	1,802	1,557	330	(66)	1,821

Banking business	1,849				1,545
Trading business	37				12

The cost of securities carried at market value is not disclosed because it cannot be determined without unreasonable expense.

Movements in equity shares which are held as investment securities were as follows:

	Cost £m	Provisions £m	Book value £m

At 1 January 2002	1,541	(13)	1,528
Currency translation and other adjustments	(6)	2	(4)
Additions	519	-	519
Acquisition of subsidiary undertakings	8	-	8
Disposals	(239)	6	(233)
Provisions made net of write backs	-	(36)	(36)
Transfers	41	(40)	1

At 31 December 2002	1,864	(81)	1,783

Gross gains of £52 million (2001 – £57 million) and gross losses of £30 million (2001 – £34 million) were realised on the sale of investment securities.

page 114	Notes on the accounts continued

17	Interests in associated undertakings Movements in interests in associated undertakings during the year were as follows:

Share of net assets £m

At 1 January 2002	108
Additions	7
Change of status	(18)
Disposals	(2)
Share of losses	(1)

At 31 December 2002	94

Interests in associated undertakings are analysed as follows:

	2002 £m	2001 £m

Banks - unlisted	24	20
Others	70	88

	94	108

The principal associated undertakings are:

	Total issued share and loan capital at 31 December 2002	% held	Share of results based on accounts made up to	Nature of business

Banco Santander, Portugal S.A. (incorporated in Portugal)	31.1m ordinary shares of €5 €0.9m loan capital	12.8	31 December*	Banking

Linea Directa Aseguradora S.A. (incorporated in Spain)	2,400m €0.03 ordinary shares	50.0	31 December*	Insurance

*	Incorporating unaudited interim accounts.

Banco Santander, Portugal S.A. operates in Portugal and Linea Directa Aseguradora S.A. operates in Spain.

Dividends receivable from associated undertakings (excluding related tax credits) totalled £1 million (2001 – £1 million).

Associated undertakings are accounted for as such due to the Group’s interest being held on a long-term basis for the purpose of securing a contribution to its activities by the exercise of influence.

18	Shares in Group undertakings Movements in shares in Group undertakings during the year were as follows:

£m

As previously reported	19,226
Prior year adjustment*	(920)

At 1 January 2002 as restated	18,306
Currency translation adjustments	(306)
Additions	468
Increase in net assets of subsidiary undertakings	1,394

At 31 December 2002	19,862

*	restated following the implementation of FRS 19 in 2002 and the issuance of UITF 33 in February 2002.

On the historical cost basis, shares in Group undertakings at 31 December 2002 would have been included at a cost of £13,863 million (2001 – £13,701 million).

The principal subsidiary undertakings of the company are shown below. Their capital consists of ordinary and preference shares which are unlisted with the exception of certain preference shares issued by NatWest. The Royal Bank, NatWest (see note (4) below) and RBS Life Holdings are directly owned by the company, and all of the other subsidiary undertakings are owned directly, or indirectly through intermediate holding companies, by the Royal Bank or by NatWest, and are all wholly-owned. All of these subsidiaries are included in the Group’s consolidated financial statements and have an accounting reference date of 31 December.

	Nature of business	Country of incorporation and principal area of operation

The Royal Bank of Scotland plc	Banking	Great Britain
Citizens Financial Group, Inc.	Banking	US
Direct Line Insurance plc	Insurance	Great Britain
The Royal Bank of Scotland International Limited	Banking	Jersey
National Westminster Bank Plc (1,4)	Banking	Great Britain
Coutts & Co (2)	Private banking	Great Britain
Coutts Bank (Switzerland) Limited	Private banking	Switzerland
Greenwich Capital Markets, Inc.	Broker dealer	US
Lombard North Central PLC	Banking, credit finance, leasing and hire purchase	Great Britain
National Westminster Home Loans Limited	Home mortgage finance	Great Britain
Ulster Bank Limited (3)	Banking	Northern Ireland
RBS Life Holdings Limited	Life assurance	Great Britain

(1)	Notes: The company does not hold any of the NatWest preference shares in issue.

(2)	Coutts & Co is incorporated with unlimited liability. Its registered office is 440 Strand, London WC2R 0Q5

(3)	Ulster Bank Limited and its subsidiary undertakings also operate in the Republic of Ireland.

(4)	On 31 January 2003, ownership of NatWest was transferred from the company to the Royal Bank.

The above information is provided in relation to the principal subsidiaries as permitted by Section 231(5) of the Companies Act 1985. Full information on all subsidiaries will be included in the Annual Return filed with the UK Companies House.

page 116	Notes on the accounts continued

19	Loans to Group undertakings

Movements during the year:	£m

As previously reported	1,341
Prior year adjustment*	820

At 1 January 2002 as restated	2,161
Currency translation and other adjustments	(188)
Additions	1,421
Repayments	(40)

At 31 December 2002	3,354

*	restated following the issuance of UITF 33 in February 2002.

20	Intangible fixed assets

Goodwill	£m

Cost:
At 1 January 2002	14,513
Currency translation and other adjustments	(276)
Arising on acquisitions during the year	362
Disposals	(4)

At 31 December 2002	14,595

Amortisation:
At 1 January 2002	1,188
Currency translation and other adjustments	(20)
Charge for the year	731
Disposals	(1)

At 31 December 2002	1,898

Net book value at 31 December 2002	12,697

Net book value at 31 December 2001	13,325

21	Tangible fixed assets

	Freehold premises £m	Long leasehold premises £m	Short leasehold premises £m	Computers and other equipment £m	Assets on operating leases £m	Total £m

Cost or valuation:
At 1 January 2002	3,670	357	681	2,716	4,735	12,159
Currency translation and other adjustments	(16)	2	(9)	(21)	(18)	(62)
Reclassifications	117	10	(170)	43	-	-
Acquisition of subsidiaries	38	-	9	27	-	74
Additions	367	19	119	367	2,495	3,367
Disposals and write-off of fully depreciated assets	(189)	(24)	(19)	(378)	(877)	(1,487)
Revaluation adjustments	(36)	3	-	-	-	(33)

At 31 December 2002	3,951	367	611	2,754	6,335	14,018

Consisting of:
At valuation - 2002	2,355	182	-	-	-	2,537
- 2001 and prior	498	109	-	-	-	607
At cost	1,098	76	611	2,754	6,335	10,874

	3,951	367	611	2,754	6,335	14,018

Accumulated depreciation and amortisation:
At 1 January 2002	267	87	222	1,718	1,052	3,346
Currency translation and other adjustments	(1)	1	(2)	(11)	-	(13)
Reclassifications	14	-	(9)	(5)	-	-
Acquisition of subsidiaries	1	-	-	9	-	10
Disposals and write-off of fully depreciated assets	(1)	(14)	(17)	(186)	(487)	(705)
Charge for the year	47	11	35	329	473	895

At 31 December 2002	327	85	229	1,854	1,038	3,533

Net book value at 31 December 2002	3,624	282	382	900	5,297	10,485

Net book value at 31 December 2001	3,403	270	459	998	3,683	8,813

On the historical cost basis, the Group’s freehold and long leasehold premises would have been included at £3,638 million (2001 – £3,368 million).

Freehold and long leasehold properties are revalued on a rolling basis, each property being valued at least every five years. Interim valuations outwith the 5 year cycle will be carried out on properties where there is an indication that their value has changed significantly, given market conditions. The directors are not aware of any material change in the valuation of the Group’s properties and therefore no additional interim valuations were required.

Properties occupied by the Group are valued on the basis of Existing Use Value, except for certain specialised properties which are valued on a Depreciated Replacement Cost basis. Investment and development properties and properties to be disposed of are valued to reflect Open Market Value.Valuations are carried out by internal and external qualified surveyors who are members of the Royal Institution of Chartered Surveyors or, in the case of some overseas properties, locally qualified valuers.

Net book value:	2002 £m	2001 £m

Land and buildings occupied for own use	2,230	2,313
Investment properties	1,789	1,731
Properties under development	258	71
Properties to be disposed of	11	17

	4,288	4,132

Net book value of assets held under finance leases	94	25

Depreciation for the year of assets held under finance leases	34	2

Contracts for future capital expenditure not provided for in the accounts at the year end

Premises and equipment	68	47
Assets on operating leases	678	763

	746	810

page 118	Notes on the accounts continued

22	Other assets

	2002 £m	2001 £m

Trading derivatives (see Note 39)	13,210	10,850
Settlement balances	4,102	5,804
Other	3,719	4,896

	21,031	21,550

23	Long-term assurance business The long-term assurance assets and liabilities attributable to policyholders comprise:

	2002 £m	2001 £m

Investments	9,536	10,652
Value of in-force policies	386	388

	9,922	11,040
Long-term assurance business attributable to shareholders*	(811)	(792)

	9,111	10,248

The increase in the shareholders’interest in the long-term assurance business included in the profit and loss account is calculated as follows:

	2002 £m	2001 £m

Increase in value for the year before tax	61	55
Tax	(18)	(17)

Increase in value for the year after tax	43	38

*	The value of the long-term assurance business is calculated by discounting estimated future flows of statutory profits from in-force business at a discount rate that includes a risk margin. The future flows are based on prudent assumptions about long-term economic and business experience determined with the advice of qualified actuaries. The risk margin is designed to reflect uncertainties in expected future flows.

The key assumptions used are:

	2002%	2001%

Risk discount rate (net of tax)	8.50	10.00
Growth of unit-linked funds (gross of tax)	6.75	7.25
Growth of non-unit-linked funds (gross of tax)	5.00	5.50
Basic tax rate	22.00	22.00
Shareholder taxation - life	30.00	30.00
Expense inflation	3.50	3.75

24	Deposits by banks

	2002 £m	2001 £m

Repayable on demand	15,559	7,259
With agreed maturity dates or periods of notice, by remaining maturity
- three months or less	35,125	25,560
- one year or less but over three months	1,923	4,137
- five years or less but over one year	805	1,132
- over five years	1,308	1,950

	54,720	40,038

Banking business	34,474	28,884
Trading business	20,246	11,154

25	Customer accounts

	2002 £m	2001 £m

Repayable on demand	127,320	115,054
With agreed maturity dates or periods of notice, by remaining maturity
- three months or less	81,015	70,479
- one year or less but over three months	5,923	8,057
- five years or less but over one year	4,367	4,062
- over five years	536	1,343

	219,161	198,995

Banking business	195,670	183,058
Trading business	23,491	15,937

Amounts above include:
Due to associated undertakings	107	4

page 120	Notes on the accounts continued

26	Debt securities in issue

	2002 £m	2001 £m

Bonds and medium term notes, by remaining maturity
- one year or less	2,150	3,136
- two years or less but over one year	738	1,582
- five years or less but over two years	3,096	3,128
- over five years	1,391	1,249

	7,375	9,095

Other debt securities in issue, by remaining maturity
- three months or less	24,387	12,368
- one year or less but over three months	1,366	9,196
- two years or less but over one year	810	10

	26,563	21,574

	33,938	30,669

Banking business	33,927	30,669
Trading business	11	-

Issues are made under the Royal Bank’s £12 billion euro medium term note programme from time to time. Notes issued, which have a minimum maturity of six months from the date of issue, are included in the above amounts.

27	Other liabilities

	2002 £m	2001 £m

Notes in circulation	1,318	1,405
Trading derivatives (see Note 39)	14,729	11,075
Settlement balances	3,031	6,010
Short positions:
Debt securities - Government	14,155	12,207
- Other issuers	1,660	2,415
Treasury bills and other eligible bills	566	-
Current taxation	982	912
Dividends	946	831
Obligations under finance leases (analysed below)	171	205
Other liabilities	2,608	2,297

	40,166	37,357

Analysis of obligations under finance leases:	2002 £m	2001 £m

Amounts falling due within one year	29	43
Amounts falling due between one and five years	14	38
Amounts falling due after more than five years	128	124

	171	205

28	Deferred taxation Provision for deferred taxation has been made as follow:

	2002 £m	2001 £m

Deferred tax provision	1,834	1,650
Deferred tax asset (included in Note 22, Other assets)	(39)	(77)

Net deferred tax	1,795	1,573

	2002 £m	2001 £m

Short-term timing differences	22	(96)
Capital allowances	1,965	1,792
Bad and doubtful debt provisions	(238)	(164)
Deferred gains	46	41

Net deferred tax	1,795	1,573

Movements during the year:	£m

As previously reported	1,456
Prior year adjustment*	117

At 1 January 2002 as restated	1,573
Currency translation and other adjustments	26
Acquisition of subsidiaries	(2)
Disposal of lease receivables	(118)
Charge to profit and loss account	316

At 31 December 2002	1,795

*	restated following the implementation of FRS 19 in 2002.

29	Other provisions

	Property(1) £m	Pensions and other similar obligations(2) £m	Other(3) £m	Total £m

At 1 January 2002	233	36	72	341
Currency translation and other adjustments	(1)	(3)	(1)	(5)
Acquisition of subsidiaries	-	1	-	1
Charge to profit and loss account	66	3	(19)	50
Provisions utilised	(36)	(1)	(20)	(57)

At 31 December 2002	262	36	32	330

(1)	Notes:
The Group has a number of leasehold properties where rents payable and other unavoidable costs exceed the value to the Group. Such costs arise over the period of the lease or to the expected termination date, and the provision has been discounted due to the long-term nature of certain of these obligations.

(2)	The Group operates various unfunded post-retirement benefit plans and provision is made for the expected costs that will arise over the periods in which pensions are paid to the members of these plans.

(3)	Other provisions arise in the normal course of business.

page 122	Notes on the accounts continued

30	Dated loan capital

	2002 £m		2001 £m

The company
£200 million floating rate (minimum 5.25%) notes 2005 (1,2)	120		160
US$400 million 6.4% subordinated notes 2009 (1)	247		274
US$300 million 6.375% subordinated notes 2011 (1)	184		204
US$750 million 5% subordinated notes 2014 (issued October 2002) (1,3)	461		-
US$250 million 5% subordinated notes 2014 (issued November 2002) (1,4)	151		-

	1,163	*	638
The Royal Bank of Scotland plc
£125 million subordinated floating rate notes 2005 (5)	125		125
£150 million 8.375% subordinated notes 2007	149		149
DEM500 million (redesignated €255 million) 5.25% subordinated notes 2008	165		155
€300 million 4.875% subordinated notes 2009	194		182
US$150 million floating rate notes 2009 (5)	93		103
£35 million floating rate step-up subordinated notes 2010	35		35
US$350 million floating rate subordinated notes 2012 (issued March 2002) (6)	217		-
€130 million floating rate subordinated notes 2012 (issued April 2002) (7)	85		-
US$500 million floating rate subordinated notes 2012 (issued April 2002) (8)	310		-
£150 million 10.5% subordinated bonds 2013 (9)	149		149
€1,000 million 6.0% fixed rate subordinated notes 2013	644		604
€500 million 6.0% fixed rate subordinated notes 2013	334		315
US$50 million floating rate subordinated notes 2013	31		35
£250 million 9.625% subordinated bonds 2015	247		247
€100 million floating rate subordinated notes 2017 (issued November 2002) (10)	65		-
US$125.6 million floating rate subordinated notes 2020	78		87

RBSG Capital Corporation
US$250 million 10.125% guaranteed capital notes 2004 (1,9)	155		172

National Westminster Bank Plc
US$250 million guaranteed floating rate subordinated notes 2002 (11)	-		172
US$500 million 9.375% guaranteed capital notes 2003 (12)	315		355
£100 million 12.5% subordinated unsecured loan stock 2004	108		112
US$400 million guaranteed floating rate capital notes 2005	246		274
US$1,000 million 7.375% fixed rate subordinated notes 2009	611		678
US$650 million floating rate subordinated step-up notes 2009 (callable October 2004)	404		450
€600 million 6.0% subordinated notes 2010	386		361
£300 million 8.125% step-up subordinated notes 2011 (callable December 2006)	305		307
€500 million 5.125% subordinated notes 2011	309		285
£300 million 7.875% subordinated notes 2015	316		321
£300 million 6.5% subordinated notes 2021	298		298

Greenwich Capital Holdings, Inc.
US$105 million subordinated loan capital 2004 floating rate notes	65		72

	7,602		6,681

Dated loan capital in issue, by remaining maturity is repayable as follows:
– in one year or less	355		212
– in two years or less but over one year	772		395
– in five years or less but over two years	865		1,592
– in more than five years	5,610		4,482

	7,602		6,681

*	In addition, the company issued 1.25 million subordinated loan notes of €1,000 in June 2002 and 750,000 subordinated loan notes of US$1,000 in December 2002 to subsidiaries of the Group. These are included in the company balance sheet within loan capital but are reclassified as non-equity minority interests on consolidation (see Note 32).

(1)	Notes: On-lent to The Royal Bank of Scotland plc on a subordinated basis.

(2)	Repayable in five equal annual instalments in May in each of the years 2001 to 2005.

(3)	Net proceeds received US$744 million, £474 million.

(4)	Net proceeds received US$244 million, £154 million.

(5)	Repayable in whole, at the option of The Royal Bank of Scotland plc, prior to maturity, on conditions governing the respective debt obligation, including prior approval of the UK Financial Services Authority.

(6)	Net proceeds received US$349 million, £245 million.

(7)	Net proceeds received €130 million, £80 million.

(8)	Net proceeds received US$499 million, £345 million.

(9)	Unconditionally guaranteed by the company.

(10)	Net proceeds received €100 million, £64 million.

(11)	Redeemed on maturity in September 2002.

(12)	Loan due by a subsidiary undertaking and on-lent to National Westminster Bank Plc on a subordinated basis. It has been guaranteed as to the payment of principal and interest by National Westminster Bank Plc.

(13)	In the event of certain changes in the tax laws of the UK, all of the dated loan capital issues are redeemable in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior approval of the UK Financial Services Authority.

(14)	Except as stated above, claims in respect of the Group’s dated loan capital are subordinated to the claims of other creditors. None of the Group’s dated loan capital is secured.

(15)	Interest payable on the Group's floating rate dated issues is at a margin over London interbank rates. Interest on £1,450 million, US$3,450 million and €3,255 million of fixed rate dated issues is swapped into floating rates at a margin over London interbank rates.

page 124	Notes on the accounts continued

31	Undated loan capital including convertible debt

	2002 £m	2001 £m

The company
US$350 million undated floating rate primary capital notes (callable on any interest payment date) (1,2)	217	241
US$200 million 8.5% exchangeable capital securities, Series A (callable June 2004) (1,3)	124	137
US$50 million undated 7.993% capital securities (callable November 2005) (1)	31	34
US$35 million undated 7.755% capital securities (callable December 2005) (1)	22	24
US$200 million undated 7.375% reset capital securities (callable April 2006) (1)	124	137
US$75 million floating rate perpetual capital securities (callable September 2007) (1)	46	52
US$1,200 million 7.648% perpetual regulatory tier one securities (callable September 2031) (1,4)	737	820

	1,301	1,445
The Royal Bank of Scotland plc
£125 million 9.25% undated subordinated step-up notes (callable April 2006)	124	124
£150 million undated subordinated floating rate step-up notes (callable March 2007)	149	149
FRF1,000 million (redesignated €152 million) 5.875% undated subordinated notes (callable October 2008)	99	92
£175 million 7.375% undated subordinated notes (callable August 2010)	173	173
£350 million 6.25% undated subordinated notes (callable December 2012)	348	348
£200 million 9.5% undated subordinated bonds (callable August 2018) (5)	197	197
£500 million 6.2% undated subordinated notes (issued March 2002; callable March 2022) (6)	497	-
£300 million 5.625% undated subordinated notes (issued September 2002; callable September 2026) (7)	298	-
£350 million 5.625% undated subordinated notes (callable June 2032)	346	346
£150 million 5.625% undated subordinated notes (callable June 2032)	144	144

National Westminster Bank Plc
US$500 million primary capital floating rate notes, Series A (callable on any interest payment date)	310	345
US$500 million primary capital floating rate notes, Series B (callable on any interest payment date)	310	345
US$500 million primary capital floating rate notes, Series C (callable on any interest payment date)	310	345
US$500 million 7.875% exchangeable capital securities (callable November 2003) (8)	308	329
US$500 million 7.75% reset subordinated notes (callable October 2007)	304	336
€100 million floating rate undated subordinated step-up notes (callable October 2009)	65	61
€400 million 6.625% fixed/floating rate undated subordinated notes (callable October 2009)	257	241
£325 million 7.625% undated subordinated step-up notes (callable January 2010)	330	331
£200 million 7.125% undated subordinated step-up notes (callable October 2022)	203	203
£200 million 11.5% undated subordinated notes (callable December 2022) (9)	290	295

	6,363	5,849

(1)	Notes: On-lent to The Royal Bank of Scotland plc on a subordinated basis.

(2)	Interest is payable at a rate of 0.25% per annum over an average calculated by reference to six month euro dollar deposits in London for each interest period.

(3)	Redeemable in certain circumstances related to changes in the tax laws of the UK, in whole or in part, at the option of the company on any interest payment date. Exchangeable, in whole or in part, at the option of the company on any interest payment date, or in certain circumstances related to changes in the tax laws of the UK, in whole but not in part, into the company’s non-cumulative preference shares of US$0.01 each.

(4)	In August 2001, the company issued 1.2 million Series 1 perpetual regulatory tier one securities (‘PROs’) at US$1,000 per security. Following the issuance of UITF 33 in February 2002, the Group has reclassified the PROs from non-equity shareholders’funds to subordinated liabilities.

The PROs have no maturity date and are not redeemable at the option of the holders at any time. The company has the option to redeem the securities on or after 30 September 2031 or on any interest payment date thereafter or at any time on the occurrence of certain events. No redemption of the PROs may be made by the company without the prior consent of the UK Financial Services Authority.

Interest on the PROs is payable semi-annually in arrears at a fixed rate of 7.648% per annum until 30 September 2031 and thereafter quarterly in arrears at a variable rate of 2.5% per annum above three month dollar LIBOR. The company can satisfy interest payment obligations by issuing ordinary shares to appointed Trustees sufficient to enable them, on selling these shares, to settle the interest payment.

(5)	Guaranteed by the company.

(6)	Net proceeds received £497 million.

(7)	Net proceeds received £298 million.

(8)	Exchangeable at the option of the issuer into 20 million 8.75% (gross) non-cumulative preference shares of US$25 each of National Westminster Bank Plc at any time.

(9)	Exchangeable at the option of the issuer into 200 million 8.392% (gross) non-cumulative preference shares of £1 each of National Westminster Bank Plc at any time.

(10)	Except as stated above, claims in respect of the Group’s undated loan capital are subordinated to the claims of other creditors. None of the Group’s undated loan capital is secured.

(11)	Except as stated above, interest payable on Group floating rate undated issues is at a margin over London interbank rates. Interest on £2,675 million, US$985 million and €552 million of fixed rate undated issues is swapped into floating rates at a margin over London interbank rates.

(12)	Where the issuer has the ability to redeem the undated loan capital, this is subject to prior approval of the UK Financial Services Authority.

32	Minority interests - non-equity

	2002 £m	2001 £m

Non-equity shares issued by NatWest:
Non-cumulative preference shares of US$25 (1)	325	355
Non-cumulative preference shares of £1 (2)	166	166

	491	521
Non-equity shares issued by other subsidiaries:
Non-cumulative trust preferred securities of €1,000 (3)	806	-
Non-cumulative trust preferred securities of US$1,000 (4)	456	-
Other non-equity minority interests	97	59

Total	1,850	580

(1)	Notes:
The US$250 million non-cumulative preference shares, Series B, of US$25 each carry a gross dividend of 8.75% inclusive of associated tax credit. They are redeemable at the option of NatWest exercisable to 9 June 2003, at a premium per share of US$0.30. There is no redemption premium if the date of redemption falls after 9 June 2003.

The US$300 million non-cumulative preference shares, Series C, of US$25 each carry a gross dividend of 8.625% inclusive of associated tax credit. They are redeemable at the option of NatWest from 9 April 2002 to 8 April 2008 inclusive, at a premium per share of US$1.20 in 2003 reducing by US$0.30 in each successive year. There is no redemption premium if the date of redemption falls after 8 April 2007.

(2)	The £140 million 9% non-cumulative preference shares, Series A, of £1 each are non-redeemable.

(3)	In June 2002, a subsidiary of the Group issued 1.25 million Series A non-cumulative trust preferred securities at €1,000 per security. Net proceeds received were €1,237 million, £777 million. These securities have no maturity date and are not redeemable at the option of the holders at any time. The securities may, with the consent of the UK Financial Services Authority (“FSA”), be redeemed, in whole or in part, by the issuer on 30 June 2012 and on any interest payment date thereafter. They may also be redeemed in whole, but not in part, upon the occurrence of certain tax and regulatory events. Interest on the securities is payable annually in arrears at a fixed annual rate of 6.467% until 30 June 2012, and thereafter quarterly in arrears at a rate of 2.1% above three month EURIBOR for the relevant payment period.

(4)	In December 2002, another subsidiary of the Group issued 750,000 Series B non-cumulative trust preferred securities at US$1,000 per security. Net proceeds received were US$735 million, £465 million. These securities have no maturity date and are not redeemable at the option of the holders at any time. The securities may, with the consent of the FSA, be redeemed, in whole or in part, by the issuer on 31 March 2008 or on any interest payment date thereafter. They may also be redeemed in whole, but not in part, upon the occurrence of certain tax and regulatory events. Interest on the securities is payable quarterly in arrears at a fixed annual rate of 6.8% beginning on 31 March 2003.

(5)	Minority interests in the consolidated profit and loss account includes £67 million (2001 – £50 million; 2000 – £41 million) in respect of non-equity interests.

33	Share capital

	Allotted, called up and fully paid				Authorised

	1 January 2002 £m	Issued during the year £m	Redeemed during the year £m	31 December 2002 £m	31 December 2002 £m	31 December 2001 £m

Equity shares
Ordinary shares of 25p	714	11	-	725	1,020	1,020
Non-voting deferred shares of £0.01	-	-	-	-	323	323

Total equity share capital	714	11	-	725	1,343	1,343

Preference shares and Additional Value Shares
Additional Value Shares of £0.01	27	-	-	27	27	27
Non-cumulative preference shares of US$0.01	1	-	-	1	2	2
Non-cumulative convertible preference shares of US$0.01	-	-	-	-	-	-
Non-cumulative preference shares of €0.01	-	-	-	-	-	-
Non-cumulative convertible preference shares of €0.01	-	-	-	-	-	-
Non-cumulative convertible preference shares of £0.25	150	-	(150)	-	225	225
Non-cumulative convertible preference shares of £0.01	-	-	-	-	-	-
Cumulative preference shares of £1	1	-	-	1	1	1
Non-cumulative preference shares of £1	-	-	-	-	300	300

Total non-equity share capital	179	-	(150)	29	555	555

Total share capital	893	11	(150)	754	1,898	1,898

page 126	Notes on the accounts continued

33	Share capital (continued)

	Allotted, called up and fully paid		Authorised

Number of shares – thousands	2002	2001	2002	2001

Equity shares
Ordinary shares of 25p	2,900,861	2,859,520	4,079,375	4,079,375
Non-voting deferred shares of £0.01	-	-	32,300,000	32,300,000
Additional Value Shares and preference shares
Additional Value Shares of £0.01	2,660,556	2,660,556	2,700,000	2,700,000
Non-cumulative preference shares of US$0.01	106,000	106,000	238,500	238,500
Non-cumulative convertible preference shares of US$0.01	1,900	1,900	3,900	3,900
Non-cumulative preference shares of €0.01	-	-	66,000	66,000
Non-cumulative convertible preference shares of €0.01	750	750	3,000	3,000
Non-cumulative convertible preference shares of £0.25	-	600,000	900,000	900,000
Non-cumulative convertible preference shares of £0.01	200	200	1,000	1,000
Cumulative preference shares of £1	900	900	900	900
Non-cumulative preference shares of £1	-	-	300,000	300,000

Ordinary shares The following issues of ordinary shares were made during the year to 31 December 2002:

(a)	5.1 million ordinary shares following the exercise of options under the company’s executive, sharesave and option 2000 schemes and a further 10.1 million ordinary shares in respect of the exercise of options under the NatWest executive and sharesave schemes which had been exchanged for options over the company’s shares following the acquisition of NatWest;

(b)	22.5 million ordinary shares in lieu of cash in respect of the final dividend for the year ended 31 December 2001 and the interim dividend for the year ended 31 December 2002; and

(c)	3.5 million ordinary shares under the company’s profit sharing (share ownership) scheme.

The total consideration for ordinary shares issued during the year amounted to £697 million.

During the year to 31 December 2002, options were granted over 15.1 million ordinary shares under the company’s executive, sharesave and option 2000 schemes. At 31 December 2002, options granted under the company’s various schemes, exercisable up to 2012 at prices ranging from 246p to 1841p per share, were outstanding in respect of 72.4 million ordinary shares. In addition, options granted under the NatWest schemes were outstanding in respect of 14 million ordinary shares exercisable up to 2009 at prices ranging from 312p to 924p per share. The Group has taken advantage of the exemption in UITF 17 ‘Employee share schemes’ applicable to SAYE schemes, and accordingly no cost has been recognised on the grant of sharesave options.

Additional Value Shares Approximately 2.7 billion Additional Value Shares (“AVS”) with a total nominal value of £27 million were issued to shareholders by way of a bonus issue in July 2000 in connection with the acquisition of NatWest.

Each AVS is expected to attract dividends, at the discretion of the directors, in aggregate of £1 per share. A dividend of 15 pence per AVS was paid on 3 December 2001 and a second dividend of 30 pence per AVS was paid on 2 December 2002. The final dividend of 55 pence per AVS, if declared, will be paid on 1 December 2003.

If the final dividend of 55 pence per AVS has not been paid by 1 December 2003, the AVS will convert into ordinary shares and reasonable efforts will be made to procure bids so as to result in the proceeds from the sale of which ordinary shares to realise 55 pence per AVS.

Preference shares In January 2002, the company redeemed the 600 million non-cumulative convertible preference shares of £0.25 each at a redemption price of £1 per share, at a total cost of £600 million.

In January 2003, the company redeemed the 8 million Series B and the 16 million Series C, non-cumulative preference shares of US$0.01 each, at a redemption price of US$25 per share, at a total cost of US$600 million.

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

Class of preference share	Series		Number of shares in issue	Redemption date on or after	Redemption price per share

Non-cumulative preference shares of US$0.01	Series B	(1)	8 million	23 August 2001	US$25.00
	Series C	(1)	16 million	27 August 2002	US$25.00
	Series D		7 million	14 September 2005	US$25.00
	Series E		8 million	17 October 2006	US$25.00
	Series F		8 million	31 March 2007	US$25.00
	Series G		10 million	31 March 2003	US$25.00
	Series H		12 million	31 March 2004	US$25.00
	Series I		12 million	30 September 2004	US$25.00
	Series J		9 million	31 December 2004	US$25.00
	Series K		16 million	30 June 2006	US$25.00
Non-cumulative convertible preference shares of US$0.01	Series 1		1 million	31 March 2010	US$1,000
	Series 2		0.5 million	31 March 2005	US$1,000
	Series 3		0.4 million	31 December 2005	US$1,000
Non-cumulative convertible preference shares of €0.01	Series 1		0.75 million	31 March 2005	€1,000
Non-cumulative convertible preference shares of £0.01	Series 1		0.2 million	31 December 2010	£1,000

(1)	Notes: Redeemed on 30 January 2003 at a redemption price of US$25 per share.

In the event that the non-cumulative convertible preference shares are not redeemed on or before the redemption date, the holder may convert the non-cumulative convertible preference shares into ordinary shares in the company.

Under existing arrangements, no redemption or purchase of any non-cumulative preference shares may be made by the company without the prior consent of the UK Financial Services Authority.

On a winding-up or liquidation of the company, the holders of the non-cumulative preference shares will be entitled to receive, out of the surplus assets available for distribution to the company’s shareholders (after payment of arrears of dividends on the cumulative preference shares up to the date of repayment) pari passu with the cumulative preference shares, the non-cumulative sterling preference shares and all other shares of the company ranking pari passu with the non-cumulative preference shares as regards participation in the surplus assets of the company, a liquidation distribution of US$25 per non-cumulative preference share of US$0.01, US$1,000 per non-cumulative convertible preference share of US$0.01, €1,000 per non-cumulative convertible preference share of €0.01 and £1,000 per non-cumulative convertible preference share of £0.01, together with an amount equal to dividends for the then current dividend period accrued to the date of payment, before any distribution or payment may be made to holders of the ordinary shares as regards participation in the surplus assets of the company.

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

page 128	Notes on the accounts continued

34	Reserves

	2002 The Group £m	2001 The Group £m	2000 The Group £m	2002 The company £m

Share premium account
At 1 January	7,465	6,530	2,157	7,465
Currency translation adjustments	(283)	58	159	(283)
Shares issued during the year	685	870	4,421	685
Preference shares redeemed during the year	(268)	-	(225)	(268)
Other movements	9	7	18	9

At 31 December	7,608	7,465	6,530	7,608

Merger reserve
At 1 January	12,029	12,604	-	-
Shares issued	-	2,007	13,071	-
Transfer to profit and loss account	(574)	(2,582)	(467)	-

At 31 December	11,455	12,029	12,604	-

Other reserves
At 1 January	212	191	140	6
Redemption of preference shares	150	-	-	150
Transfer of increase in value of long-term life assurance business	25	17	65	-
Other movements	-	4	(14)	-

At 31 December	387	212	191	156

Revaluation reserve
As previously reported	113	40	17	4,707
Prior year adjustment*	-	-	-	(100)

At 1 January as restated	113	40	17	4,607
Revaluation of interests in subsidiary undertakings	-	-	-	1,394
Revaluation of premises	(33)	72	24	-
Transfer from/(to) profit and loss account	-	1	(1)	-

At 31 December	80	113	40	6,001

Profit and loss account
As previously reported	6,073	2,903	1,919	4,430
Prior year adjustment*	(117)	(117)	(96)	-

At 1 January as restated	5,956	2,786	1,823	4,430
Currency translation adjustments and other movements	27	(14)	29	-
Retention for the year	704	783	690	(415)
Employee share option payments	(136)	(163)	(159)	(136)
Redemption of preference shares	(332	-	-	(332)
Transfer from merger reserve	574	2,582	467	-
Transfer of increase in value of long-term life assurance business	(25)	(17)	(65)	-
Transfer (to)/from revaluation reserve	-	(1)	1	-

At 31 December	6,768	5,956	2,786	3,547

*	restated following the implementation of FRS 19 in 2002.

The cumulative goodwill arising on acquisitions of subsidiary and associated undertakings which are still part of the Group and written off directly against profit and loss account reserves of the Group amounted to £1,173 million at 31 December 2002.

In 1997, the Group established a Qualifying Employee Share Ownership Trust (‘QUEST’) for the purposes of delivering shares on the exercise of options under the sharesave scheme. During the year ended 31 December 2002, the Group received £195 million (2001 –£221 million) on the issue of 12.1 million shares (2001 – 13.5 million shares) in respect of options under the sharesave scheme. Employees paid £59 million (2001 – £58 million) to the Group for the issue of these shares. A transfer of £136 million(2001 – £163 million) has been made from the profit and loss account reserves to the share premium account in respect of this transaction.

At 31 December 2002, 919,255 (2001 – 816,254) ordinary shares of 25p each of the company and 48,063 Additional Value Shares were held by the 1992 Employee Share Trust in respect of options under the executive option scheme and awards under the restricted share scheme. Included in ‘Other assets’ is an amount which reflects the exercise price of the options that the shares are expected to be used to satisfy.

Exchange gains of £281 million (2001 – losses £27 million) arising on foreign currency borrowings have been offset in the Group’s profit and loss account reserves against differences on retranslating the net investment in overseas subsidiary and associated undertakings financed by these borrowings.

The tax effect of gains and losses taken directly to reserves was £7 million charge (2001 – £1 million charge).

Non-equity shareholders’ funds:

	2002 £m	2001 £m

Non-cumulative preference shares of US$0.01	1,628	1,805
Non-cumulative convertible preference shares of US$0.01	1,169	1,298
Non-cumulative convertible preference shares of €0.01	486	455
Non-cumulative convertible preference shares of £0.25	-	600
Non-cumulative convertible preference shares of £0.01	196	195
Cumulative preference shares of £1	1	1

Total preference shares	3,480	4,354
Additional Value Shares of £0.01	27	27

	3,507	4,381

35	Lease commitments The annual rental commitments of the Group under non-cancellable operating leases were as follows:

	2002		2001

	Premises £m	Equipment £m	Premises £m	Equipment £m

Expiring within one year	7	4	16	2
Expiring between one and five years	39	13	49	9
Expiring after five years	184	-	183	2

	230	17	248	13

36	Analysis of total assets and liabilities

		2002 £m	2001 £m

Assets:	denominated in sterling	220,259	204,691
	denominated in currencies other than sterling	191,741	164,168

		412,000	368,859

Liabilities:	denominated in sterling	216,013	205,032
	denominated in currencies other than sterling	195,987	163,827

		412,000	368,859

37	Collateral given and received under repurchase transactions
The Group enters into securities repurchase agreements and securities lending transactions under which it receives or transfers cash or securities as collateral in accordance with normal market practice. Securities transferred under repurchase transactions included within securities on the balance sheet were as follows:

	2002 £m	2001 £m

Treasury and other eligible bills	1,820	1,353
Debt securities	23,299	27,576

	25,119	28,929

Of the above securities, £25.1 billion (2001 – £23.7 billion) could be resold or repledged by the holder. Securities received as collateral under reverse repurchase agreements amounted to £46.1 billion (2001 – £35.5 billion), of which £39.3 billion (2001 – £22.6 billion) had been resold or repledged as collateral for the Group’s own transactions.

page 130	Notes on the accounts continued

38	Assets charged as security for liabilities

Assets charged as security for liabilities	2002 £m	2001 £m

Loans and advances to customers	852	1,761
Debt securities	4,017	3,344
Tangible fixed assets	1,010	1,293
Other	599	115

	6,478	6,513

Included above are assets pledged with overseas government agencies and banks, and margin deposits placed with exchanges.

Liabilities secured by charges on assets	2002 £m	2001 £m

Deposits by banks	2,778	2,933
Customer accounts	2,233	2,339
Debt securities in issue	591	585
Other	-	25

	5,602	5,882

39	Derivatives
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

Swaps These are over-the-counter (“OTC”) agreements between two parties to exchange periodic payments of interest, or payments for the change in value of a commodity, or related index, over a set period based on notional principal amounts. The Group enters into swap transactions in several markets. Interest rate swaps exchange fixed rates for floating rates of interest based on notional amounts. Basis swaps exchange floating or fixed interest calculated using different bases. Cross currency swaps are the exchange of interest based on notional values of different currencies. Equity and commodity swaps exchange interest for the return on an equity or commodity, or equity or commodity index.

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

Collateral The Group may require collateral in respect of the credit risk in derivative transactions. The amount of credit risk is principally the positive fair value of contracts. Collateral may be in the form of cash or in the form of a lien over a customer’s assets entitling the Group to make a claim for current and future liabilities.

Maturity of replacement cost of over-the-counter contracts (trading and non-trading) Replacement cost indicates the Group’s derivatives credit exposure. The following table sets forth the gross positive fair values by maturity. The net replacement cost of internal trades is not included as there is no credit risk associated with them.

	Within one year £m	One to five years £m	Over five years £m	2002 Total £m	Within one year £m	One to five years £m	Over five years £m	2001 Total £m

Before netting:
Exchange rate contracts	14,531	2,191	540	17,262	10,146	2,083	409	12,638
Interest rate contracts	9,039	29,148	26,273	64,460	10,055	16,846	9,952	36,853
Equity and commodity contracts	102	693	15	810	52	134	2	188

	23,672	32,032	26,828	82,532	20,253	19,063	10,363	49,679

Banks and investment firms				69,416				39,613
Others				13,116				10,066

				82,532				49,679

At 31 December 2002, the potential credit risk exposure, which is after netting and allowing for collateral received, of the Group’s trading and non-trading derivatives, was £5,428 million (2001 – £5,480 million) to banks and investment firms and £5,482 million (2001 – £4,064 million) to other counterparties.

Exchange traded contracts are excluded from the above table. Such contracts generally involve lower credit risk than OTC contracts as they are cleared through exchanges that require margin from participants and the daily settlement of gains and losses.

Trading derivatives The following table shows the fair values of instruments in the derivatives trading portfolio:

	2002 End of period fair value		2001 End of period fair value

	Assets £m	Liabilities £m	Assets £m	Liabilities £m

Exchange rate contracts:
Spot, forwards and futures	12,102	12,572	7,271	7,086
Currency swaps	2,633	3,596	2,439	2,452
Options purchased	2,482	-	2,876	-
Options written	-	2,457	-	3,057

	17,217	18,625	12,586	12,595

Interest rate contracts:
Interest rate swaps	59,456	59,915	33,186	33,415
Options purchased	3,332	-	2,858	-
Options written	-	3,341	-	2,820
Futures and forwards	1,284	1,164	594	616

	64,072	64,420	36,638	36,851

Equity and commodity contracts	733	496	472	475

	82,022	83,541	49,696	49,921
Netting	(68,812)	(68,812)	(38,846)	(38,846)

	13,210	14,729	10,850	11,075

Average fair values (before netting):
Exchange rate contracts	13,565	14,581	13,781	14,079
Interest rate contracts	42,255	42,693	30,203	30,862
Equity and commodity contracts	545	483	244	262

	56,365	57,757	44,228	45,203

Gains and losses on exchange traded contracts subject to daily margining requirements are settled daily. The fair value of such contracts included above reflects the last day’s variation margin.

page 132	Notes on the accounts continued

39	Derivatives (continued) The following table analyses, by maturity and contract type, the notional principal amounts of the Group’s trading derivatives:

	Within one year £bn	One to five years £bn	Over five years £bn	2002 Total £bn	Within one year £bn	One to five years £bn	Over five years £bn	2001 Total £bn

Exchange rate contracts:
Spot, forwards and futures	504.5	31.3	0.2	536.0	464.7	20.3	0.3	485.3
Currency swaps	46.8	54.0	22.7	123.5	45.3	38.7	14.6	98.6
Options purchased	114.9	4.7	-	119.6	100.7	5.0	0.1	105.8
Options written	114.0	5.7	0.2	119.9	95.1	3.7	0.1	98.9

	780.2	95.7	23.1	899.0	705.8	67.7	15.1	788.6

Interest rate contracts:
Interest rate swaps	1,118.7	1,210.3	493.3	2,822.3	925.8	998.0	387.3	2,311.1
Options purchased	69.5	68.5	38.9	176.9	86.7	89.4	47.2	223.3
Options written	51.9	70.2	38.8	160.9	61.2	94.8	47.4	203.4
Futures and forwards	606.4	155.4	0.5	762.3	717.7	203.1	0.1	920.9

	1,846.5	1,504.4	571.5	3,922.4	1,791.4	1,385.3	482.0	3,658.7

Equity and commodity contracts	12.9	10.4	0.2	23.5	14.8	3.8	-	18.6

Non-trading derivatives The Group establishes non-trading derivatives positions externally with third parties and also internally. It should be noted that the following tables include the components of the internal hedging programme that transfers risks to the trading portfolios in the Group or to external third party participants in the derivatives markets.

The following table summarises the fair values and book values of derivatives held for non-trading activities and includes internal trades:

	2002 Fair value		2002 Book value		2001 Fair value		2001 Book value

	Positive £m	Negative £m	Positive £m	Negative £m	Positive £m	Negative £m	Positive £m	Negative £m

Exchange rate contracts:
Spot, forwards and futures	25	135	16	125	57	53	27	32
Currency swaps and options	199	107	111	76	134	122	114	101

	224	242	127	201	191	175	141	133

Interest rate contracts:
Interest rate swaps	2,983	2,508	675	587	1,836	2,078	690	771
Futures, forwards and options	14	74	-	-	10	6	-	-

	2,997	2,582	675	587	1,846	2,084	690	771

Equity and commodity contracts	86	141	77	9	21	15	21	15

Total	3,307	2,965	879	797	2,058	2,274	852	919

The following table analyses, by maturity and contract type, the notional principal amounts of the Group’s non-trading derivatives (third party and internal):

	Within one year £bn	One to five years £bn	Over five years £bn	2002 Total £bn	Within one year £bn	One to five years £bn	Over five years £bn	2001 Total £bn

Exchange rate contracts:
Spot, forwards and futures	8.8	-	-	8.8	8.5	0.1	-	8.6
Currency swaps and options	2.1	1.5	1.7	5.3	2.4	1.5	1.4	5.3

	10.9	1.5	1.7	14.1	10.9	1.6	1.4	13.9

Interest rate contracts:
Interest rate swaps	32.0	45.4	33.4	110.8	34.9	45.5	26.7	107.1
Futures, forwards and options	0.9	0.9	1.1	2.9	0.9	0.7	-	1.6

	32.9	46.3	34.5	113.7	35.8	46.2	26.7	108.7

Equity and commodity contracts	0.6	1.3	0.3	2.2	0.2	0.6	-	0.8

40	Financial instruments
The Group’s objectives and policies in managing the risks that arise in connection with the use of financial instruments are set out in the Operating and financial review under ‘Market risk’, ‘Currency risk’ and ‘Equity risk’.

Interest rate sensitivity gap The tables below summarise the Group’s interest rate sensitivity gap for its non-trading book at 31 December 2002 and 31 December 2001. The tables show the contractual re-pricing for each category of asset, liability and for off-balance sheet items. A liability (or negative) gap position exists when liabilities reprice more quickly or in greater proportion than assets during a given period and tends to benefit net interest income in a declining interest rate environment. An asset (or positive) gap position exists when assets reprice more quickly or in greater proportion than liabilities during a given period and tends to benefit net interest income in a rising interest rate environment. Contractual repricing terms do not reflect the potential impact of early repayment or withdrawal. Positions may not be reflective of those in subsequent periods. Major changes in positions can be made promptly as market outlooks change. In addition, significant variations in interest rate sensitivity may exist within the re-pricing periods presented and among the currencies in which the Group has interest rate positions.

2002	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non-interest bearing funds £m	Banking book total £m	Trading book total £m	Total £m

Assets
Loans and advances to banks	14,208	4,572	2,569	2	26	482	21,859	22,437	44,296
Loans and advances to customers	139,822	12,547	9,134	25,023	10,228	1,064	197,818	25,506	223,324
Treasury bills and debt securities	23,498	4,529	3,693	6,639	5,130	-	43,489	35,012	78,501
Other assets	-	-	-	-	-	48,322	48,322	17,557	65,879

Total assets	177,528	21,648	15,396	31,664	15,384	49,868	311,488	100,512	412,000

Liabilities
Deposits by banks	31,189	731	623	177	459	1,295	34,474	20,246	54,720
Customer accounts	158,253	3,747	2,146	3,232	373	27,919	195,670	23,491	219,161
Debt securities in issue	27,462	1,030	1,307	3,615	513	-	33,927	11	33,938
Subordinated liabilities	2,688	528	623	1,446	8,615	-	13,900	65	13,965
Other liabilities	3	11	15	14	128	27,418	27,589	35,575	63,164
Shareholders’funds	-	-	-	-	-	26,182	26,182	870	27,052
Internal funding of trading business	(19,634)	-	(620)	-	-	-	(20,254)	20,254	-

Total liabilities	199,961	6,047	4,094	8,484	10,088	82,814	311,488	100,512	412,000

Off-balance sheet items	(1,762)	(3,141)	(1,946)	3,708	3,141	-

Interest rate sensitivity gap	(24,195)	12,460	9,356	26,888	8,437	(32,946)

Cumulative interest rate sensitivity gap	(24,195)	(11,735)	(2,379)	24,509	32,946

page 134	Notes on the accounts continued

40	Financial instruments (continued)

2001	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non-interest bearing funds £m	Banking book total £m	Trading book total £m	Total £m

Assets
Loans and advances to banks	16,865	2,381	2,184	16	42	191	21,679	16,834	38,513
Loans and advances to customers	122,258	11,514	7,263	26,055	8,943	2,443	178,476	12,016	190,492
Treasury bills and debt securities	16,401	2,359	2,727	9,891	4,931	-	36,309	37,867	74,176
Other assets	-	-	-	-	-	48,007	48,007	17,671	65,678

Total assets	155,524	16,254	12,174	35,962	13,916	50,641	284,471	84,388	368,859

Liabilities
Deposits by banks	24,138	1,988	620	675	561	902	28,884	11,154	40,038
Customer accounts	147,428	3,938	2,767	2,822	326	25,777	183,058	15,937	198,995
Debt securities in issue	16,412	5,882	4,477	3,126	772	-	30,669	-	30,669
Subordinated liabilities	2,941	517	-	1,736	7,264	-	12,458	72	12,530
Other liabilities	10	11	22	38	124	25,746	25,951	34,008	59,959
Shareholders’ funds	-	-	-	-	-	25,266	25,266	1,402	26,668
Internal funding of trading business	(20,804)	(903)	(95)	-	-	(13)	(21,815)	21,815	-

Total liabilities	170,125	11,433	7,791	8,397	9,047	77,678	284,471	84,388	368,859

Off-balance sheet items	(3,402)	(5,757)	827	(885)	9,217	-

Interest rate sensitivity gap	(18,003)	(936)	5,210	26,680	14,086	(27,037)

Cumulative interest rate sensitivity gap	(18,003)	(18,939)	(13,729)	12,951	27,037

Currency risk The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investment in overseas subsidiary and associated undertakings and their related funding.

The Group’s structural currency exposures were as follows:

Functional currency of net investment	Net investments in overseas operations £m	Foreign currency borrowings hedging net investments £m	2002 Structural foreign currency exposures £m	Net investments in overseas operations £m	Foreign currency borrowings hedging net investments £m	2001 Structural foreign currency exposures £m

US dollar	5,190	5,107	83	5,207	5,162	45
Euro	1,019	558	461	797	242	555
Swiss franc	306	295	11	250	243	7
Other non-sterling	35	30	5	61	46	15

Total	6,550	5,990	560	6,315	5,693	622

Trading book market risk An explanation of the value-at-risk (“VaR”) methodology of estimating potential losses arising from the Group’s exposure to market risk in its trading book and the main assumptions and parameters underlying it is given in ‘Risk management – market risk’ in the Operating and financial review.

The following table analyses the VaR for the Group’s trading portfolios by type of market risk exposure at the period end and as an average for the period and the maximum and minimum for the period:

	31 December 2002 £m	Year ended 31 December 2002			31 December 2001 £m	Year ended 31 December 2001
		Maximum £m	Minimum £m	Average £m		Maximum £m	Minimum £m	Average £m

Interest rate	8.4	11.6	6.0	9.0	7.9	15.4	7.7	11.1
Currency	1.2	2.5	0.4	1.2	0.4	2.6	0.3	1.1
Equity	0.6	1.0	0.2	0.5	0.4	1.6	0.3	0.5
Diversification effects	(1.8)				(0.5)

Total	8.4	11.8	5.6	9.1	8.2	15.6	7.7	11.3

Fair values of financial instruments The following tables set out the fair values of the Group’s financial instruments. Fair value is the amount at which an instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale; nor are there plans to settle liabilities prior to contractual maturity. As there is a wide range of valuation techniques, it may be inappropriate to compare the Group’s fair value information to independent markets or other financial institutions’ fair value.

Trading business	Note	2002 Carrying amount £m	2002 Fair value £m	2001 Carrying amount £m	2001 Fair value £m

Assets
Treasury bills and other eligible bills	(1)	6,890	6,890	8,199	8,199
Loans and advances to banks and customers	(1)	47,943	47,943	28,850	28,850
Debt securities	(1)	28,122	28,122	29,668	29,668
Equity shares	(1)	37	37	12	12
Derivatives	(2)	13,210	13,210	10,850	10,850

Liabilities
Deposits by banks and customer accounts	(3)	43,737	43,737	27,091	27,091
Debt securities in issue	(1)	11	11	-	-
Short positions in securities	(1)	16,381	16,381	14,622	14,622
Subordinated loan capital	(1)	65	65	72	72
Derivatives	(2)	14,729	14,729	11,075	11,075

Banking business	Note	2002 Carrying amount £m	2002 Fair value £m	2001 Carrying amount £m	2001 Fair value £m

Assets
Cash and balances at central banks	(1)	3,481	3,481	3,093	3,093
Items in the course of collection from other banks	(1)	2,741	2,741	3,288	3,288
Treasury bills and other eligible bills	(1)	4,569	4,569	1,937	1,937
Loans and advances to banks and customers	(4)	219,677	221,883	200,155	200,811
Debt securities	(5)	38,920	39,288	34,372	34,370
Equity shares	(5)	1,849	1,765	1,545	1,809
Derivatives – net	(2)	82	342	(67)	(216)

Liabilities
Items in the course of transmission to other banks	(1)	1,258	1,258	2,109	2,109
Deposits by banks and customer accounts	(3)	230,144	230,266	211,942	212,079
Debt securities in issue	(6)	33,927	33,941	30,669	30,933
Subordinated loan capital	(7)	13,900	14,890	12,458	12,937
Non-equity minority interests	(7)	1,850	1,984	580	632
Non-equity shareholders’ funds	(7)	3,507	5,277	4,381	6,760

(1)	Notes: Financial assets and financial liabilities carried at fair value or where carrying value approximates to fair value because they are of short maturity or repricing date.

(2)	Fair values of derivatives are determined by market prices where available. Otherwise fair value is based on current market information using appropriate valuation models.

(3)	The fair value of deposits repayable on demand is equal to their carrying value. The fair values of term deposits and time certificates of deposit are estimated by discounting expected future cash flows using rates currently offered for deposits of similar remaining maturities.

(4)	For loans which reprice frequently or are linked to the Group’s base rate, and for which there has been no significant change in credit risk since inception, carrying value represents a reasonable estimate of fair value. For other loans, fair values are estimated by discounting expected future cash flows, using current interest rates appropriate to the type of loan, and making adjustments for credit risk.

(5)	Fair values of marketable securities are based on quoted market prices. Where these are unavailable, fair value is estimated using other valuation techniques.

(6)	The fair value of short-term debt securities in issue is approximately equal to their carrying value. The fair value of other debt securities in issue is based on quoted market prices where available, or where these are unavailable, is estimated using other valuation techniques.

(7)	The fair value of loan capital, non-equity minority interests and preference shares is based on quoted market prices where available. For unquoted loan capital, fair value has been estimated using other valuation techniques.

(8)	Fair values are not given for financial commitments and contingent liabilities. The diversity of the fee structures, the lack of an established market and the difficulty of separating the value of the instruments from the value of the overall relationship involve such uncertainty that it is not meaningful to provide an estimate of their fair value. (The principal amounts of these instruments are given in Note 41).

page 136	Notes on the accounts continued

40	Financial instruments (continued)
Hedges As described in the accounting policies, derivatives and debt securities held for hedging purposes are accounted for in accordance with the treatment of the hedged transaction. As a result, any gains or losses on the hedging instrument arising from changes in fair values are not recognised in the profit and loss account immediately but are accounted for in the same manner as the hedged item.

	2002 Unrecognised gains and losses £m	2002 Deferred gains and losses £m	2001 Unrecognised gains and losses £m	2001 Deferred gains and losses £m

At 1 January – gains	1,201	148	759	124
At 1 January – losses	(1,329)	(64)	(725)	(35)

	(128)	84	34	89
Recognised gains that arose in previous periods	(307)	(35)	(161)	(18)
Recognised losses that arose in previous periods	322	22	194	7
Unrecognised gains and losses arising in the period	585	-	(189)	-
Unrecognised gains and losses deferred in the period	(212)	212	(6)	6
Unrecognised gains and losses deferred and taken to profit and loss in the period	-	(42)	-	-

At 31 December	260	241	(128)	84

Of which – gains	2,535	285	1,201	148
Of which – losses	(2,275)	(44)	(1,329)	(64)

	260	241	(128)	84

Gains expected to be recognised in the year to 31 December 2003 (year to 31 December 2002)	601	72	273	35
Gains expected to be recognised in the year to 31 December 2004 or later (year to 31 December 2003 or later)	1,934	213	928	113

	2,535	285	1,201	148

Losses expected to be recognised in the year to 31 December 2003 (year to 31 December 2002)	(541)	(12)	(310)	(22)
Losses expected to be recognised in the year to 31 December 2004 or later (year to 31 December 2003 or later)	(1,734)	(32)	(1,019)	(42)

	(2,275)	(44)	(1,329)	(64)

During the year to 31 December 2002, gains of £33 million (2001 – nil) and losses of £16 million (2001 – nil) arising in previous periods were taken directly to the profit and loss account on financial instruments no longer accounted for as hedges.

41	Memorandum items
Contingent liabilities and commitments
The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group’s expectation of future losses.

	2002 £m	2001 £m

Contingent liabilities:
Acceptances and endorsements	2,407	2,814
Guarantees and assets pledged as collateral security	5,200	4,653
Other contingent liabilities	7,981	6,106

	15,588	13,573

Commitments:
Documentary credits and other short-term trade related transactions	655	2,107
Undrawn formal standby facilities, credit lines and other commitments to lend
– less than one year	87,645	93,324
– one year and over	39,784	29,502
Other commitments	508	338

	128,592	125,271

Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. The Group’s maximum exposure to credit loss, in the event of non-performance by the other party and where all counterclaims, collateral or security proves valueless, is represented by the contractual nominal amount of these instruments included in the table above. These commitments and contingent obligations are subject to the Group’s normal credit approval processes and any potential loss is taken into account in assessing provisions for bad and doubtful debts in accordance with the Group’s provisioning policy.

Contingent liabilities
Acceptances – in accepting a bill of exchange drawn on it by a customer a bank undertakes to pay the holder of the bill at maturity. Most acceptances are presented for payment and reimbursement by the customer is usually immediate. In the UK, bills accepted by certain banks designated by the Bank of England are eligible for rediscount at the Bank of England.

Endorsements – in endorsing a bill of exchange a bank accepts liability for payment of any shortfall on the bill at maturity. Unlike acceptances, the endorsing bank receives value for the bill, which is then rediscounted.

Guarantees – the Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer’s obligations to third parties if the customer fails to do so. The maximum amount that the Group could be required to pay under a guarantee is its principal amount as disclosed in the table above. The Group expects most guarantees it provides to expire unused.

Other contingent liabilities – these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties and indemnities.

Commitments
Documentary credits and other short-term trade related transactions – documentary letters are commercial letters of credit providing for payment by the Group to a named beneficiary against presentation of specified documents.

Commitments to lend – under a loan commitment the Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities.

Other commitments – these include forward asset purchases, forward forward deposits placed and undrawn note issuance and revolving underwriting facilities.

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

Litigation
Members of the Group are engaged in litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them which arise in the ordinary course of business. The directors of the company, after reviewing the actual, threatened and known potential claims against Group undertakings and taking into account the advice of the relevant legal advisers, are satisfied that the outcome of these claims will not have a material adverse effect on the net assets of the Group.

page 138	Notes on the accounts continued

42	Acquisitions The Group made a number of acquisitions during the year, all of which were accounted for using acquisition accounting principles. The most significant of these were:

•	Dixon Motors PLC acquired by Lombard North Central PLC in May 2002 for a consideration of £118 million.

•	Medford Bancorp Inc. acquired in October 2002 by Citizens for a cash consideration of $273 million.

The provisional fair values of the assets and liabilities of all acquisitions made during the year and the consideration paid are shown in the table below:

At respective dates of acquisition	Book value of net assets acquired £m	Fair value adjustments £m	Fair value to the Group £m

Cash and balances at central banks	20	-	20
Loans and advances to banks	255	-	255
Loans and advances to customers	427	(20)	407
Debt securities	297	7	304
Equity shares	8	-	8
Intangible fixed assets	5	(5)	-
Tangible fixed assets	66	(2)	64
Other assets	154	(17)	137
Subsidiary held for resale	15	(12)	3
Deposits by banks	(161)	-	(161)
Customer accounts	(750)	(4)	(754)
Other liabilities	(203)	(18)	(221)

Net assets acquired	133	(71)	62
Goodwill			362

Total consideration			424
Satisfied by:
Payment of cash			381
Loan notes			9
Fees and expenses relating to the acquisition			34

			424

Fair value adjustments reflect the restatement of balances to their estimated fair values at the date of acquisition, and the related tax effect.

43	Reconciliation of operating profit to net cash inflow from operating activities

	2002 £m	2001 £m	2000 £m

Operating profit	4,763	4,252	2,970
(Increase)/decrease in prepayments and accrued income	(657)	486	(1,122)
Interest on subordinated liabilities	659	674	687
Increase in accruals and deferred income	856	490	2,044
Amortisation of and provisions against investment securities	99	39	(7)
Provisions for bad and doubtful debts	1,286	984	550
Loans and advances written off net of recoveries	(973)	(755)	(607)
Profit on sale of tangible fixed assets	(32)	(55)	(12)
Profit on sale of subsidiaries and associates	(13)	-	-
(Profit)/loss from associated undertakings	(2)	6	(1)
Profit on sale of investment securities	(85)	(48)	(345)
Provisions for liabilities and charges	50	67	41
Provisions utilised	(57)	(37)	(76)
Depreciation and amortisation of tangible and intangible fixed assets	1,626	1,532	1,258
(Increase)/decrease in value of long-term assurance business	(61)	(55)	39

Net cash inflow from trading activities	7,459	7,580	5,419
Decrease/(increase) in items in the course of collection	547	(327)	1,134
(Increase)/decrease in treasury and other eligible bills	(1,323)	(6,796)	343
(Increase)/decrease in loans and advances to banks	(2,756)	(4,785)	9,720
Increase in loans and advances to customers	(32,670)	(18,038)	(22,014)
Decrease/(increase) in securities	1,799	760	(1,013)
Decrease/(increase) in other assets	615	(3,327)	(1,886)
(Decrease)/increase in items in the course of transmission	(851)	402	(948)
Increase in deposits by banks	14,512	4,604	1,329
Increase in customer accounts	19,383	11,584	24,338
Increase/(decrease) in debt securities in issue	3,269	11,262	(2,840)
Increase in other liabilities	2,597	4,271	(3,959)
Effect of other accruals/deferrals and other non-cash movements	1,156	97	(626)

Net cash inflow from operating activities	13,737	7,287	8,997

44	Analysis of the net outflow of cash in respect of the purchase of businesses and subsidiary undertakings

	2002 £m	2001 £m	2000 £m

Cash consideration paid	(415)	(1,770)	(8,396)
Cash acquired	107	156	5,465

Net outflow of cash	(308)	(1,614)	(2,931)

page 140	Notes on the accounts continued

45	Sale of subsidiary and associated undertakings

	2002 £m	2001 £m	2000 £m

Net assets disposed of	16	8	1,158
Profit on disposal	13	-	-

Net inflow of cash in respect of disposals (net of expenses)	29	8	1,158

46	Analysis of changes in financing during the year

	Share capital (including share premium)			Loan capital

	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m

At beginning of period	8,358	7,378	2,381	12,530	10,436	3,006
Currency translation adjustments	(283)	58	159	(520)	82	382
Net cash (outflow)/inflow from financing	(515)	2,412	4,381	1,955	2,012	148
Acquisition of subsidiary undertakings	-	-	391	-	-	6,900
Amount credited to merger reserve	-	(2,007)	-	-	-	-
Other non-cash movements	802	517	66	-	-	-

At 31 December	8,362	8,358	7,378	13,965	12,530	10,436

47	Analysis of cash

	2002 £m	2001 £m	2000 £m

Cash and balances at central banks	3,481	3,093	3,049
Loans and advances to banks repayable on demand	6,792	3,934	7,578

Cash	10,273	7,027	10,627

Certain subsidiary undertakings are required to maintain balances with the Bank of England which, at 31 December 2002, amounted to £211 million (2001 – £188 million). Certain subsidiary undertakings are required by law to maintain reserve balances with the Federal Reserve Bank in the US. Such reserve balances amounted to US$205 million at 31 December 2002 (2001 – US$489 million).

48	Analysis of changes in cash during the year

	2002 £m	2001 £m	2000 £m

At 1 January	7,027	10,627	6,018
Net cash inflow/(outflow)	3,246	(3,600)	4,609

At 31 December	10,273	7,027	10,627

49	Segmental analysis
In the tables below, the analyses of net assets are included in compliance with Statement of Standard Accounting Practice 25 ‘Segmental Reporting’. The fungible nature of liabilities within the banking industry results in allocations of liabilities which, in some cases, are necessarily subjective. The directors believe that it is more meaningful to analyse total assets and the result of this analysis is therefore also included in the tables.

The prior year data in the table below have been restated following the implementation of FRS 19 in 2002 and the issuance of UITF 33 in February 2002. In addition, the divisional data have been restated following the transfer of Ulster Bank’s leasing business to Corporate Banking and Financial Markets with effect from 1 January 2002.

a)	Classes of business

2002	Net interest income £m	Non-interest income £m	Total income £m	Operating expenses and other operating charges £m	Provisions* £m	Profit/ (loss) on ordinary activities before tax £m

Corporate Banking and Financial Markets	2,349	3,703	6,052	(2,124)	(725)	3,203
Retail Banking	2,840	1,353	4,193	(961)	(213)	3,019
Retail Direct	749	841	1,590	(608)	(281)	701
Manufacturing	-	-	-	(1,682)	-	(1,682)
Wealth Management	460	447	907	(486)	11	432
Direct Line Group	158	1,981	2,139	(1,784)	-	355
Ulster Bank	339	181	520	(254)	(22)	244
Citizens	1,248	468	1,716	(855)	(95)	766
Central items	(294)	(8)	(302)	(265)	(20)	(587)

Profit before goodwill amortisation and integration costs	7,849	8,966	16,815	(9,019)	(1,345)	6,451
Goodwill amortisation	-	-	-	(731)	-	(731)
Integration costs	-	-	-	(957)	-	(957)

Profit on ordinary activities before tax	7,849	8,966	16,815	(10,707)	(1,345)	4,763

2001

Corporate Banking and Financial Markets	2,138	3,319	5,457	(1,931)	(502)	3,024
Retail Banking	2,622	1,277	3,899	(928)	(164)	2,807
Retail Direct	674	696	1,370	(564)	(255)	551
Manufacturing	-	-	-	(1,568)	-	(1,568)
Wealth Management	464	469	933	(479)	5	459
Direct Line Group	129	1,414	1,543	(1,282)	-	261
Ulster Bank	313	170	483	(239)	(15)	229
Citizens	814	306	1,120	(550)	(69)	501
Central items	(308)	61	(247)	(248)	9	(486)

Profit before goodwill amortisation and integration costs	6,846	7,712	14,558	(7,789)	(991)	5,778
Goodwill amortisation	-	-	-	(651)	-	(651)
Integration costs	-	-	-	(875)	-	(875)

Profit on ordinary activities before tax	6,846	7,712	14,558	(9,315)	(991)	4,252

2000

Corporate Banking and Financial Markets	1,612	2,510	4,122	(1,485)	(206)	2,431
Retail Banking	2,109	961	3,070	(828)	(126)	2,116
Retail Direct	473	501	974	(427)	(206)	341
Manufacturing	-	-	-	(1,426)	-	(1,426)
Wealth Management	373	395	768	(419)	5	354
Direct Line Group	98	1,028	1,126	(925)	-	201
Ulster Bank	216	132	348	(184)	(9)	155
Citizens	667	247	914	(525)	(40)	349
Central items	(262)	(65)	(327)	(288)	(10)	(625)

Profit before goodwill amortisation and integration costs	5,286	5,709	10,995	(6,507)	(592)	3,896
Goodwill amortisation	-	-	-	(537)	-	(537)
Integration costs	-	-	-	(389)	-	(389)

Profit on ordinary activities before tax	5,286	5,709	10,995	(7,433)	(592)	2,970

*	Comprises provisions for bad and doubtful debts and amounts written off fixed asset investments.

page 142	Notes on the accounts continued

49	Segmental analysis (continued)

	Total assets		Net assets

	2002 £m	2001 £m	2002 £m	2001 £m

Corporate Banking and Financial Markets	245,225	216,574	10,434	8,813
Retail Banking	66,095	61,054	3,418	3,144
Retail Direct	19,846	17,158	1,072	891
Manufacturing	3,929	3,323	193	176
Wealth Management	13,441	12,511	615	561
Direct Line Group	4,410	3,475	912	779
Ulster Bank	12,713	10,782	976	927
Citizens	37,858	36,195	3,510	3,600
Central items	8,483	7,787	5,922	7,777

	412,000	368,859	27,052	26,668

(b)	Geographical segments The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

2002	UK £m	USA £m	Rest of the World £m	Total £m

Interest receivable	10,372	2,240	949	13,561
Dividend income	32	10	16	58
Fees and commissions receivable	4,434	601	273	5,308
Dealing profits	736	649	77	1,462
Other operating income	1,156	28	25	1,209
General insurance premium income (net of reinsurance)	1,815	-	79	1,894

Gross income	18,545	3,528	1,419	23,492

Profit on ordinary activities before tax	3,840	620	303	4,763

Total assets	280,390	102,582	29,028	412,000

Net assets	21,038	4,086	1,928	27,052

2001

Interest receivable	11,360	1,816	1,245	14,421
Dividend income	28	9	17	54
Fees and commissions receivable	4,079	412	244	4,735
Dealing profits	816	532	78	1,426
Other operating income	1,039	6	7	1,052
General insurance premium income (net of reinsurance)	1,364	-	11	1,375

Gross income	18,686	2,775	1,602	23,063

Profit on ordinary activities before tax	3,270	628	354	4,252

Total assets	243,382	99,082	26,395	368,859

Net assets	21,392	4,170	1,106	26,668

2000	UK £m	USA £m	Rest of the World £m	Total £m

Interest receivable	10,097	2,083	1,038	13,218
Dividend income	21	10	13	44
Fees and commissions receivable	3,135	284	195	3,614
Dealing profits	652	237	44	933
Other operating income	841	37	(4)	874
General insurance premium income (net of reinsurance)	950	-	-	950

Gross income	15,696	2,651	1,286	19,633

Profit on ordinary activities before tax	2,451	197	322	2,970

Total assets	229,840	68,007	22,222	320,069

Net assets	19,920	2,002	1,077	22,999

50	Directors' emoluments

		2002 £000	2001 £000

Non-executive directors – emoluments		716	625
Chairman and executive directors	– emoluments	12,286	7,879
	– contributions and allowances in respect of defined contribution pension schemes	153	102

		13,155	8,606
	– amounts receivable under long-term incentive plan	546	-
	– gains on exercise of share options	16	4,849

		13,717	13,455

Retirement benefits are accruing to six directors (2001 – six) under defined benefit schemes, two (2001 – two) of whom also accrued benefits under defined contribution schemes.

The emoluments of the highest paid director, Mr Fish (2001 – Sir George Mathewson), were as follows:

	2002 £000	2001 £000

Aggregate emoluments including long-term cash incentive and shadow equity plans	3,898	483
Gains on exercise of share options	-	3,607

	$000	$000

Pension contributions	90	-
Defined benefit pension scheme – accrued pension at end of year (per annum)		-
– Qualified plan	30	-
– Excess plan	224	-
– Employee arrangement	389	-

The executive directors may also participate in the company’s executive share option, sharesave and option 2000 schemes and details of their interests in the company’s shares arising from their participation are contained on pages 87. Details of the remuneration received by each director during the year and each directors’ pension arrangements are given on pages 86 to 89.

51 (a)	Transactions with directors, officers and others
At 31 December 2002, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group were £36,640,014 in respect of loans to twelve persons who were directors of the company (or persons connected with them) at any time during the financial period and £35,149 to one person who was an officer of the company at any time during the financial period.

(b)	There were no contracts of significance to the business of the company and its subsidiaries which subsisted at 31 December 2002, or during the year then ended, in which any director of the company had a material interest.

page 144	Notes on the accounts continued

52	Related party transactions
Subsidiary undertakings Details of the principal subsidiary undertakings are shown in Note 18. In accordance with Financial Reporting Standard 8 ‘Related Party Disclosures’ (“FRS8”) , transactions or balances between Group entities that have been eliminated on consolidation are not reported.

Associated undertakings Details of the Group’s principal associated undertakings are shown in Note 17. The amounts of loans and advances due from associated undertakings at 31 December 2002 are shown in Notes 11 and 12, and the amounts of deposits received from associated undertakings as at 31 December 2002 are shown in Note 25. These transactions are conducted on similar terms to third party transactions and are not material to the Group’s results or financial condition. Certain subsidiary undertakings in the Group provide development and other types of capital support to businesses in their roles as providers of finance. These investments are made in the normal course of business and on arm’s-length terms depending on their nature. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under FRS 8.

The Royal Bank of Scotland Group Pension Fund (the “Scheme”) The Group recharges the Scheme with the cost of administration services incurred by it. The amounts involved are not material to the Group.

Santander Central Hispano, S.A. In October 1988, the Group and Banco Santander entered into an agreement whereby the Group and Banco Santander and its subsidiaries agreed to co-operate in certain banking and financial services activities in Europe, including representation in each other’s bank branches to service their respective customers, offshore and investment banking, technology development, operational co-operation and the development of representation in Europe and the Far East. In April 1999, Banco Santander merged with Banco Central Hispanoamericano, another Spanish banking group and the merged entity is now called Santander Central Hispano, S.A. (“SCH”).

Under the terms of the alliance agreement, the Group and SCH co-operate in certain banking and financial activities in Europe. The Group holds 2.83% of SCH’s capital stock and SCH holds 5.04% of the company’s ordinary shares.

Directors, officers and others Details of directors’ emoluments are set out in Note 50 and the Remuneration Report on pages 80 to 89. Details of transactions with directors, officers and others connected to them are shown in Note 51.

53	Significant differences between UK and US generally accepted accounting principles
The consolidated financial statements of the Group are prepared in accordance with UK generally accepted accounting principles (“GAAP”) that differ in certain material respects from US GAAP. The significant differences are summarised as follows:

(a)	Acquisition accounting Under UK GAAP, all integration costs relating to acquisitions are expensed as post-acquisition expenses. Under US GAAP, certain restructuring costs and exit costs incurred in the acquired business are treated as liabilities assumed on acquisition and taken into account in the calculation of goodwill.

The fair value of the surplus on pension schemes is restricted under UK GAAP to the amount expected to be realised by way of reduced contributions or refunds. Under US GAAP, the full surplus is recognised as a fair value adjustment.

Under US GAAP, the consideration for the acquisition includes the value of certain options granted to holders of options over the acquired entity’s shares under employee share option schemes.

Under UK GAAP, provisional fair value adjustments made in the accounting year in which the acquisition occurs may be amended in the subsequent accounting year. Under US GAAP, the allocation of the cost of acquisition to the fair values of assets and liabilities is generally completed within 12 months of the date of acquisition.

(b)	Goodwill Under the Group’s UK GAAP accounting policy, goodwill arising on acquisitions after 1 October 1998 is recognised as an asset and amortised on a straight-line basis over its estimated useful economic life. Impairment tests on goodwill are carried out at the end of the first full accounting period after its acquisition, and whenever there are indications of impairment. Goodwill arising on acquisitions before 1 October 1998 was deducted from reserves immediately. Under US GAAP, goodwill is recognised as an asset, and is not amortised. Under the transition rules of SFAS 142 ‘Goodwill and Other Intangible Assets’, no amortisation is charged on acquisitions made after 30 June 2001; amortisation is charged up to 31 December 2001 for other goodwill. All goodwill is tested for impairment at least annually. Certain amounts included in goodwill under UK GAAP are classified as intangible assets under US GAAP and amortised over their useful economic life.

(c)	Property revaluation The Group’s freehold and leasehold properties are carried at original cost or subsequent valuation. The surplus or deficit on revaluation is included in the Group’s reserves. Under US GAAP, revaluations of property are not permitted to be reflected in the financial statements.

(d)	Property depreciation Depreciation charged under UK GAAP is based on the revalued amount of freehold and long leasehold properties; no depreciation is charged on investment properties. Under US GAAP, the depreciation charge is based on the historical cost of all properties.

(e)	Dividends Under UK GAAP, dividends are recorded in the period to which they relate, whereas under US GAAP dividends are recorded in the period in which they are declared.

(f)	Loan origination fees Certain loan fees are recognised when received. Under US GAAP, all loan fees and certain direct costs are deferred and recognised as an adjustment to the yield on the related loan or facility.

(g)	Pension costs Pension costs, based on actuarial assumptions and methods, are charged in the consolidated accounts so as to allocate the cost of providing benefits over the service lives of employees in a consistent manner approved by the actuary. US GAAP prescribes the method of actuarial valuation and also requires assets to be assessed at fair value and the assessment of liabilities to be based on current interest rates. Additionally, under US GAAP a minimum additional liability must be recognised if the accumulated benefit obligation exceeds the fair value of plan assets and the Group has recorded a prepaid pension cost or has an accrued liability that is less than the unfunded accumulated benefit. This minimum additional liability represents the underfunding of the fund on an accumulated benefit obligation basis, together with an amount equal to the pension pre-payment. Movements in the minimum additional liability, together with the related deferred tax, are recognised through other comprehensive income as a deduction from equity.

(h)	Long-term assurance business The shareholders’ interest in the long-term assurance fund is valued as the discounted value of the cash flows expected to be generated from in-force policies together with net assets in excess of the statutory liabilities. Under US GAAP, for traditional business, premiums are recognised as revenue when due from the policyholders. Costs of claims are recognised when insured events occur. A liability for future policy benefits is established based upon the present value of future benefits less the present value of future net premiums. Acquisition costs for traditional business contracts are charged to the profit and loss account in proportion to premium revenue recognised. For unit-linked business, premiums and front-end load-type charges receivable from customers and acquisition costs relating to the acquisition of new contracts are capitalised and depreciated in proportion to the present value of estimated gross profits. Costs of claims are recognised when insured events occur.

(i)	Leasing In accordance with UK GAAP, the Group’s accounting policy for finance lease income receivable is to allocate total gross earnings to accounting periods so as to give a constant periodic rate of return on the net cash investment, and certain operating lease assets are depreciated on a reverse-annuity basis. Under US GAAP, finance lease income is recognised so as to give a level rate of return on the investment in the lease but without taking into account the associated tax flows, and all operating lease assets are depreciated on a straight-line basis.

(j)	Debt securities and equity shares Under UK GAAP, the Group’s investments in debt securities and equity shares are classified as being held as investment securities, held for the purpose of hedging or held for dealing purposes. Investment securities are stated at cost less provision for any permanent diminution in value. Premiums and discounts on dated securities are amortised to interest income over the period to maturity. Under US GAAP, the Group’s investment debt securities and marketable investment equity shares are classified as available-for-sale securities with unrealised gains and losses reported in a separate component of shareholders’ equity.

(k)	Derivatives and hedging activities SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ was effective for the Group’s US GAAP information from 1 January 2001. The Group has not made changes in its use of non-trading derivatives to meet the hedge criteria of SFAS 133. As a result, from 1 January 2001, for US GAAP purposes, the Group’s portfolio of non-trading derivatives has been remeasured to fair value and changes in fair value reflected in net income. Under UK GAAP, these derivatives continue to be classified as non-trading and accounted for in accordance with the underlying transaction or transactions. SFAS 133 does not permit non-derivative financial instruments to be designated as the hedging instrument in a fair value hedge of the foreign exchange exposure of available-for-sale securities. The Group’s UK and US GAAP reconciliations also reflect transition adjustments on initial application of SFAS 133. These adjustments were: a cumulative-effect-type adjustment increasing net income by £45 million (£65 million less tax of £20 million); and a cumulative-effect-type adjustment decreasing other comprehensive income by £51 million (£73 million less tax of £22 million). SFAS 133 also requires derivatives embedded in other financial instruments to be accounted for on a stand-alone basis if they have economic characteristics and risks that differ from those of the host instrument.

(l)	Software development costs Under UK GAAP, most software development costs are written off as incurred. Under US GAAP, certain costs relating to software developed for own use that are incurred after 1 January 1999 are capitalised and depreciated over the estimated useful life of the software.

(m)	Acceptances Acceptances outstanding and the matching customers’ liabilities are not reflected in the consolidated balance sheet, but are disclosed as memorandum items. Under US GAAP, acceptances outstanding and the matching customers’ liabilities are reflected in the consolidated balance sheet.

page 146	Notes on the accounts continued

53 (n)	Significant differences between UK and US generally accepted accounting principles (continued)
Offset of repurchase and reverse repurchase agreements Under UK GAAP, debit and credit balances with the same counterparty are aggregated into a single item where there is a right to insist on net settlement and the debit balance matures no later than the credit balance. Under US GAAP, repurchase and reverse repurchase agreements with the same counterparty may be offset only where they have the same settlement date specified at inception.

(o)	Deferred taxation Following the implementation by the Group of FRS 19 ‘Deferred Tax’, accounting for deferred tax under UK GAAP is now consistent with US GAAP except that deferred tax is not recognised under UK GAAP on certain timing differences resulting from the roll-over of gains on disposal of properties, but is provided under US GAAP on such differences.

(p)	Perpetual regulatory securities Under UK GAAP, the Group’s perpetual regulatory securities are classified as liabilities. Under US GAAP, they are classified as equity instruments.

Recent developments in USGAAP In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS 145 ‘Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections’. SFAS 145 rescinds existing requirements for accounting for extinguishments of debt, removes an inconsistency in the existing requirements for accounting by lessees for certain lease amendments, and makes other technical corrections to existing statements. The Group has determined that this Statement has no material effect on its US GAAP reporting.

In July 2002, the FASB issued SFAS 146 ‘Accounting for Costs Associated with Exit or Disposal Activities’. SFAS 146 addresses the recognition and measurement of employee termination costs, contract termination costs and other costs associated with exit or disposal activities, and related disclosures. SFAS 146 is applicable to exit and disposal activities initiated after 31 December 2002. The Group is reviewing this statement to determine the effect on its US GAAP reporting.

In October 2002, the FASB issued SFAS 147 ‘Acquisitions of Certain Financial Institutions’. SFAS 147 requires certain acquisitions that fell within the scope of SFAS 72 ‘Accounting for Certain Acquisitions of Banking or Thrift Institutions’ to be accounted for in accordance with SFAS 141 ‘Business Combinations’, and includes transitional provisions to deal with unidentified intangible assets recognised under SFAS 72. SFAS 147 is effective from 1 October 2002. The Group has determined that this Statement has no material effect on its US GAAP reporting.

In November 2002, the FASB issued FASB Interpretation No. 45 ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34’. FIN 45 requires guarantees entered into or modified after 31 December 2002 to be recognised and measured initially at their fair value. The Group is reviewing the initial recognition and measurement requirements of this Statement to assess their effect on the US GAAP reporting.

In December 2002, the FASB issued SFAS 148 ‘Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123'. SFAS 148 addresses the treatment of a voluntary change in accounting for stock-based employee compensation from the intrinsic value method under APB Opinion No. 25 ‘Accounting for Stock Issued to Employees’, to the fair-value based method under SFAS 123. The Group is currently not contemplating moving to accounting for stock-based compensation using the fair-value based method of SFAS 123.

In January 2003, the FASB issued FASB Interpretation No. 46 ‘Consolidation of Variable Interest Entities, an interpretation of ARB No. 51’. FIN 46 addresses accounting for variable interest entities, which are entities where the equity investment at risk is not sufficient to permit the entity to finance its activities without subordinated support from other parties to absorb losses, or where the equity investors lack certain essential characteristics of a controlling financial interest. FIN 46 requires the primary beneficiary of a variable interest entity to consolidate that entity. An enterprise is the primary beneficiary of a variable interest entity if it holds an interest that will absorb the majority of its expected losses or receive a majority of its expected residual returns. FIN 46 requires the holder of a significant variable interest in a variable interest entity to make certain disclosures. The requirements of FIN 46 apply to new variable interest entities created after 31 January 2003, or where the reporting entity acquires an interest after that date, and to other variable interest entities in the first fiscal year or interim period beginning after 15 June 2003.

However, FIN 46 requires disclosures in financial statements issued after 31 January 2003 about variable interest entities that, when FIN 46 becomes effective, it is reasonably possible that the reporting enterprise will consolidate or about which the enterprise will disclose information in accordance with FIN 46. The Group has undertaken a review to identify variable interest entities in which it is the primary beneficiary or in which it has a significant variable interest. The Group has concluded that it is reasonably possible that it is the primary beneficiary of, or has a significant interest in, a number of commercial paper conduits and other asset securitisation vehicles that meet FIN 46’s definition of a variable interest entity. These entities acquire financial assets from third parties or from the Group funded by the issue of commercial paper or other debt instruments. The Group supplies certain administrative services and provides credit enhancement, liquidity facilities and derivative transactions to some or all of the entities on an arm’s length basis. In the case of the commercial paper conduits, the Group provides programme wide credit enhancement by letters of credit or loan facilities across all tranches of assets funded by conduits. The Group provides funding in the form of reverse repurchase agreements on bonds owned by one variable interest entity. At 31 December 2002, the Group held loan notes issued by these entities with a principal amount of £19 million, had outstanding undrawn liquidity lines amounting to £3.6 billion; and total rate of return swaps with a notional amount of £0.7 billion. The Group’s maximum exposure to loss, in the event of non-performance of the entire portfolios of assets in these entities and if all counterclaims proved valueless, is represented by the contractual amount of these instruments.

As experience with FIN 46 develops, the Group is continuing to review its existing interests to identify other variable interest entities in which the Group may have a significant variable interest or of which the Group may be the primary beneficiary.

Selected figures in accordance with US GAAP
The following tables summarise the significant adjustments to consolidated net income available for ordinary shareholders and shareholders’ equity which would result from the application of US GAAP instead of UK GAAP. Where applicable, the adjustments are stated gross of tax with the tax effect shown separately in total.

Consolidated statement of income	2002 £m	2001 £m	2000 £m

Profit attributable to ordinary shareholders – UK GAAP	1,971	1,868	1,572
Adjustments in respect of:
Acquisition accounting	-	(113)	311
Amortisation of goodwill	681	(48)	(46)
Property depreciation	(18)	(13)	5
Property disposals	-	1	2
Loan fees and costs	(72)	(95)	(71)
Pension costs	(58)	242	167
Long-term assurance business	(37)	(25)	104
Leasing	(71)	(68)	(25)
Derivatives and hedging	770	(125)	71
Software development costs	283	442	235
Tax effect on the above adjustments	(261)	(44)	(214)
Deferred taxation	(80)	40	(9)

Net income available for ordinary shareholders – US GAAP	3,108	2,062	2,102

Consolidated shareholders’ equity	2002 £m	2001* £m

Shareholders’ funds – UK GAAP	27,052	26,668
Adjustments in respect of:
Acquisition accounting	418	418
Goodwill	1,541	860
Property revaluation and depreciation	(277)	(292)
Proposed dividend	899	772
Loan fees and costs	(241)	(169)
Pension costs	342	400
Recognition of pension scheme minimum liability	(3,568)	-
Long-term assurance business	(121)	(84)
Leasing	(165)	(94)
Available-for-sale securities	284	272
Derivatives and hedging	535	(112)
Perpetual regulatory tier one securities	751	835
Software development costs	960	677
Tax effect on cumulative UK/US GAAP adjustments	(461)	(200)
Tax effect on other comprehensive income	1,013	(74)
Deferred tax	(34)	46

Shareholders’ equity – US GAAP	28,928	29,923

*	restated for the issuance of UITF 33 in February 2002.

Total assets under US GAAP, adjusted to reflect the inclusion of acceptances and the grossing-up of certain repurchase agreements offset under UK GAAP, together with the effect of adjustments made to net income and shareholders’ funds, were £431 billion (2001 – £387 billion).

page 148	Notes on the accounts continued

53	Significant differences between UK and US generally accepted accounting principles (continued)
Earnings per share
Basic and diluted earnings per share (“EPS”) under US GAAP differs from UK GAAP only to the extent that the income calculated under US GAAP differs from that under UK GAAP.

	2002			2001			2000

	Income* £m	No. of shares million	Per share amount pence	Income* £m	No. of shares million	Per share amount pence	Income* £m	No. of shares million	Per share amount pence

Basic EPS	3,108	2,881	107.9	2,062	2,762	74.7	2,102	2,348	89.5
Dilutive effect of share options outstanding	-	43	(1.6)	-	55	(1.5)	-	28	(1.0)

Diluted EPS	3,108	2,924	106.3	2,062	2,817	73.2	2,102	2,376	88.5

*	US GAAP net income available to ordinary shareholders, see page 147.

Convertible preference shares totalling £200 million (2001 and 2000 – £800 million), €750 million (2001 and 2000 – €750 million) and $1,900 million (2001 and 2000 – $1,900 million) have not been included in the computation of diluted earnings per share as their effect is anti-dilutive. Interest payments on the $1,200 million (2001 – $1,200 million) perpetual regulatory securities may be settled by the issue of ordinary shares at the option of the company and have not been included in the computation of diluted earnings per share as their effect is also anti-dilutive.

Outstanding options to purchase shares are excluded from the computation of diluted EPS where the exercise prices of the options are greater than the average market price of the ordinary shares during the relevant period. At 31 December 2002, 2001 and 2000 there were no such options outstanding.

Pensions
On 1 April 2002, the Group’s main pension schemes, The Royal Bank of Scotland Staff Pension Scheme and the National Westminster Bank Pension Fund, were merged to form The Royal Bank of Scotland Group Pension Fund (“the plan”). The provisions of SFAS 87 ‘Employers’ Accounting for Pensions’ have been applied to the plan, which covers most of the Group’s UK employees; the impact of US GAAP on the other Group schemes is considered to be immaterial. A trust fund has been established under the plan, to which payments are made, determined on an actuarial basis, designed to build up reserves during the working life of full-time employees to pay such employees or dependents a pension after retirement. Such pensions are based on final pensionable salaries and are related to the length of service prior to retirement. Pensions are limited to a maximum of two-thirds of final salary for 40 years service or more. Staff do not make contributions for basic pensions but may make voluntary contributions on a regular basis to purchase additional service qualification where less than 40 years service will have been completed by normal retirement age. The assets of the plan are held under separate trusts and, in the long-term, the funding policy is to maintain assets sufficient to cover the benefits in respect of service to date, with due allowance for future earnings increases. The plan assets consist mainly of fixed-income securities and listed securities. The investment policy followed for the plan seeks to deploy the plan assets primarily in UK and overseas equity shares and UK government securities.

The net periodic pension cost of the plan under US GAAP was:

	2002 £m	2001 £m	2000 £m

Service cost component	303	236	242
Interest cost component	715	647	544
Expected return on assets	(901)	(956)	(826)
Amortisation of net transition asset	(8)	(8)	(8)
Amortisation of prior service cost	1	-	-
Amortisation of loss/(gain)	138	(6)	(4)

Net periodic pension cost/(credit)	248	(87)	(52)

The following table presents the estimated funded status and prepaid pension cost of the plans under US GAAP:

	2002 £m	2001 £m	2000 £m

Market value of plan assets	10,682	12,567	13,846
Projected benefit obligation	12,526	12,198	10,573

Funded status	(1,844)	369	3,273
Unrecognised prior service cost	14	15	2
Unrecognised net loss	5,266	3,199	147
Unrecognised transition amount	(22)	(30)	(38)

Prepaid pension cost at year end	3,414	3,553	3,384

The following table shows the estimated changes in projected benefit obligation and fair value of fund assets of the plan under US GAAP.

	2002 £m	2001 £m	2000 £m

Change in benefit obligation:
Projected benefit obligation at beginning of year	12,198	10,573	1,765
Acquisition of NatWest	-	-	8,556
Service cost	303	236	242
Interest cost	715	647	544
Amendments	-	14	-
Actuarial (gain)/loss	(217)	1,257	(165)
Benefits paid	(473)	(529)	(369)

Projected benefit obligation at year end	12,526	12,198	10,573

Change in plan assets:
Market value of plan assets at beginning of year	12,567	13,846	2,319
Acquisition of NatWest	-	-	11,816
Actual return on plan assets	(1,521)	(833)	9
Employer contribution	109	83	76
Benefits and expenses paid	(473)	(529)	(374)

Market value of plan assets at year end	10,682	12,567	13,846

Weighted average assumptions at measurement date	2002 % per annum	2001 % per annum	2000 % per annum

Discount rate	5.75	6.0	6.25
Salary increases	3.5	4.25	4.0
Long-term rate of return on plan assets	7.2	7.3	7.0
Pension increases	2.25	2.5	2.5

At 31 December 2002, the fund’s accumulated benefit obligation was underfunded by £168 million. This has resulted in a reduction in the accumulated other comprehensive income component of US GAAP shareholders’ equity of £3,568 million, comprising the excess of the accumulated benefit obligation over the market value of assets of £168 million, prepaid pension cost of £3,414 million less unrecognised prior service cost of £14 million. This has been reduced by deferred tax of £1,070 million. At 31 December 2001, the fund had a surplus of assets over its accumulated benefit obligation and no minimum liability was recognised.

page 150	Notes on the accounts continued

53	Significant differences between UK and US generally accepted accounting principles (continued)
Loan impairment
With effect from 1 October 1995, the Group adopted SFAS 114 ‘Accounting by Creditors for Impairment of a Loan’ and the subsequent amendment SFAS 118 ‘Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures’ for US GAAP purposes. SFAS 114 applies to impaired loans only. Under SFAS 114, a loan is considered impaired, based on current information and events, if it is probable that a creditor will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is primarily based on the present value of expected future cash flows discounted at the loan’s effective interest rate, except for collateral dependent loans where impairment is based on the fair value of the collateral. Smaller balance homogeneous consumer loans, (credit card advances, residential mortgages, consumer instalment loans, overdrafts), that are collectively evaluated for impairment, leases and debt securities are outside the scope of SFAS 114.

At 31 December 2002 and 2001, the Group estimated that the difference between the carrying value of its loan portfolio under SFAS 114 and its value in the Group’s UK GAAP financial statements was such that no adjustment to net income or consolidated shareholders’ equity was required.

At 31 December 2002, the Group’s non-accrual loans, loans past due 90 days and troubled debt restructurings amounted to £4,871 million (2001 – £4,493 million). Specific provisions of £2,435 million (2001 – £2,413 million) were held against these loans. Average non-accrual loans, loans past due 90 days and troubled debt restructurings for the year to 31 December 2002 were £4,762 million (2001 – £4,120 million).

Gross interest income not recognised, but which would have been recognised under the original terms of non-accrual and restructured loans, amounted to £234 million for the year ended 31 December 2002 (2001 – £173 million; 2000 – £148 million) from domestic loans and £73 million for the year ended 31December 2002 (2001 – £60 million; 2000 – £48 million) from foreign loans. Interest on non-accrual and restructured loans included in net income was £47 million for the year ended 31 December 2002 (2001 – £42 million; 2000 – £30 million) from domestic loans and £7million for the year ended 31 December 2002 (2001 – £14 million; 2000 – £8 million) from foreign loans.

Cash flow statements
There are many similarities between SFAS 95, ‘Statement of Cash Flows’ as amended by SFAS 104 ‘Statement of Cash Flows – Net Reporting of Certain Cash Receipts and Cash Payments and Classification of Cash Flows from Hedging Transactions’, and FRS 1 ‘Cash Flow Statements’ (Revised). The principal differences are the classifications of certain transactions.

	Classification under FRS 1	Classification under SFAS 95

Dividends received	Returns on investment and servicing of finance	Operating activities

Equity dividends paid	Equity dividends paid	Financing activities

Dividends paid on non-equity shares	Returns on investment and servicing of finance	Financing activities

Tax paid	Taxation	Operating activities

Purchase and sale of associated and subsidiary undertakings	Acquisitions and disposals	Investing activities

Purchase and sale of investment securities and fixed assets	Capital expenditure and financial investment	Investing activities

Net change in loans and advances, including finance lease receivables	Operating activities	Investing activities

Net change in deposits	Operating activities	Financing activities

Net change in debt securities in issue	Operating activities	Financing activities

Short-term funding not included in cash	Operating activities	Financing activities

Under FRS 1, transactions designated as hedges are reported under the same heading as the related assets or liabilities.

The composition of cash at 31 December 2002, 31 December 2001 and 31 December 2000 and the movement in cash for the years then ended are shown in Note 47 and Note 48 on the accounts respectively.

Stock-based compensation costs
The Group grants share options to executive officers under an executive share option scheme (the “executive scheme”) and to employees under a savings-related sharesave scheme (the “savings scheme”) and the option 2000 scheme.

Executive scheme Under the terms of the executive scheme, senior management employees and executive directors of Group companies may participate in the executive scheme at the discretion of the Board of directors of the company. The executive scheme involves a participant being granted an option to subscribe for ordinary shares of the company at the higher of nominal value and market value of ordinary shares on the date of grant. Normally, options may be granted only within six weeks after an announcement of final or interim results of the Group for any particular year. Options may not be transferred or assigned. A participant may not be granted options over new shares to the extent that the aggregate subscription price would exceed four times his compensation. Options granted under the executive scheme are issued on a UK Inland Revenue approved or unapproved basis. Options are issued with exercise prices equal to market price at the date of grant and are exercisable between the third and tenth anniversaries of the grant date, only if performance criteria are met. For options granted from 1996 to 1998, the criterion is that for the average growth in adjusted earnings per ordinary share to exceed the average increase in the UK Retail Prices Index by 2% per annum over a three year period. For options granted since 1999, the relevant percentage has been increased to 3% per annum.

Savings scheme Under the terms of the savings scheme, employees of Group companies employed in the UK and certain offshore jurisdictions are offered participation in the savings scheme. The savings scheme requires the participants to make monthly savings, under a save-as-you-earn contract (the “savings contract”), for a period of three or five years, of amounts between £5 and £250 per month. Options may be granted at not less than 80% of the average market value of ordinary shares of the company by reference to dealings in the ordinary shares over the last three trading days of the week immediately preceding the date of an invitation to participate, or, if higher, at par. Options comprise, as nearly as possible, such number of ordinary shares as may be purchased at the option price with the proceeds on maturity after either three, five or seven years of the savings contract, and options may normally be exercised only within six months after the third, fifth or seventh anniversary of the savings contract. Options may not be transferred or assigned and may be granted only within six weeks after an announcement of final or interim results of the Group for any particular year.

Option 2000 scheme On 9 August 2000 and again on 4 April 2001, every qualifying permanent member of staff in the Group received an option over 150 shares in the company. The executive directors of the company waived their entitlement to the option granted on 4 April 2001. On 21 March 2002, further options over 150 shares were granted to all employees of Mellon who transferred to Citizens Financial Group on the acquisition by Citizens of the retail and commercial banking business of Mellon.

Under the scheme, options are granted at the market value of ordinary shares at the date of grant and may normally be exercised only between the third and sixth anniversary of the date of grant.

(i)	Limitations of the option schemes:
During a ten year period, no more than 10% in aggregate of the issued ordinary share capital of the company from time to time may be issued pursuant to all of the employee share schemes operated by the company.

(ii)	During a five year period, no more than 5% in aggregate of the issued ordinary share capital of the company from time to time may be issued pursuant to all of the employee share schemes operated by the company.

(iii)	During a ten year period, no more than 5% in aggregate of the issued ordinary share capital of the company from time to time may be issued pursuant to the executive scheme.

(iv)	During a four year period, no more than 2½% in aggregate of the issued ordinary share capital of the company from time to time may be issued pursuant to the executive scheme.

(v)	During a three year period, no more than 3% in aggregate of the issued ordinary share capital of the company from time to time may be issued pursuant to the executive scheme.

page 152	Notes on the accounts continued

53	Significant differences between UK and US generally accepted accounting principles (continued) The following is a summary of outstanding options under the various schemes:

	Savings scheme		Executive scheme		Option 2000 scheme		Total
	Number of options 000’s	Weighted average exercise price pence	Number of options 000’s	Weighted average exercise price pence	Number of options 000’s	Weighted average exercise price pence	Number of options 000’s	Weighted average exercise price pence

At 1 January 2000	20,636	588	5,525	723	-	-	26,161	617
Granted	14,693	985	2,576	1151	14,898	1240	32,167	1010
Acquisition of subsidiary	42,289	696	12,705	629	-	-	54,994	681
Additional grants relating to AVSs*	5,693	n/a	1,388	n/a	-	-	7,081	n/a
Exercised	(19,725)	349	(6,161)	612	-	-	(25,886)	411
Forfeited	(4,745)	431	(236)	823	(22)	1240	(5,003)	450

At 31 December 2000	58,841	666	15,797	768	14,876	1240	89,514	779
Granted	9,581	1364	1,941	1714	13,412	1563	24,934	1498
Exercised	(13,465)	427	(5,217)	599	(1)	1240	(18,683)	475
Forfeited	(3,353)	1112	(488)	715	(1,703)	1302	(5,544)	1135

At 31 December 2001	51,604	829	12,033	996	26,584	1399	90,221	1019
Granted	12,419	1235	2,096	1810	620	1841	15,135	1339
Exercised	(12,112)	493	(3,160)	729	(5)	1380	(15,277)	542
Forfeited	(2,271)	1025	(145)	940	(1,313)	1419	(3,729)	1160

At 31 December 2002	49,640	1003	10,824	1232	25,886	1409	86,350	1153

*	As a result of the bonus issue of Additional Value Shares to all ordinary shareholders in July 2000, the number of options in issue was increased to compensate option holders for the dilution that would have occurred to their existing options. The exercise price of all options was reduced so that the total exercise cost of options held remained the same.

The following table shows options outstanding by normal exercise date. An option life of 5 years, being the midpoint on the 10-year option, has been assumed for options granted under Group and former NatWest executive plans.

	2002		2001		2000
Year exercisable	Number of options 000’s	Weighted average exercise price pence	Number of options 000’s	Weighted average exercise price pence	Number of options 000’s	Weighted average exercise price pence

2001	-	-	-	-	16,383	420
2002	-	-	14,500	475	14,764	512
2003	27,769	963	28,238	987	33,068	983
2004	25,553	1226	28,498	1215	13,127	798
2005	15,473	1118	10,320	1012	10,912	1015
2006	6,924	1447	7,237	1443	308	1006
2007	9,265	1343	874	985	952	985
2008	494	1364	554	1364	-	-
2009	872	1235	-	-	-	-

Total	86,350	1153	90,221	1019	89,514	779

If the compensation cost for the schemes had been determined based on the fair value at the grant dates consistent with the fair value method of by SFAS 123, net income and earnings per share as adjusted to include stock compensation would have been as shown below:

	2002 £m		2001 £m		2000 £m

Net income under US GAAP:
As reported	3,108		2,062		2,102
Adjusted to include stock compensation	2,978		1,942		2,018

Basic earnings per share under US GAAP:
As reported	107.9	p	74.7	p	89.5	p
Adjusted to include stock compensation	103.4	p	70.3	p	85.9	p

Diluted earnings per share under US GAAP:
As reported	106.3	p	73.2	p	88.5	p
Adjusted to include stock compensation	101.8	p	68.9	p	84.9	p

The fair value of each option has been estimated as at the grant date using a Black-Scholes option pricing model using the following assumptions:

	2002 £m	2001 £m	2000 £m

Risk free interest rate	4.7%-4.9%	5.0%	5.1%-5.4%
Volatility based on historical data	43%	42%	48%
Dividend yield	2.4%-2.9%	1.9%-2.2%	2.2%-3.7%
Expected lives of options granted under:
Employee savings scheme	3, 5 and 7 years	3, 5 and 7 years	3, 5 and 7 years
Executive scheme	3 to 10 years	3 to 10 years	3 to 10 years
Option 2000 scheme	3 years	3 years	3 years

The following table summarises fair values of options issued in each year:

	2002			2001			2000

	Exercise price £	Fair value £	Life Years	Exercise price £	Fair value £	Life Years	Exercise price £	Fair value £	Life Years

Executive scheme (1)	18.10	6.54	3-10	17.14	6.40	3-10	11.51	4.55	3-10
Savings scheme
3 year	12.35	5.58	3	13.64	6.47	3	9.85	4.95	3
5 year	12.35	6.33	5	13.64	7.48	5	9.85	5.66	5
7 year	12.35	6.76	7	13.64	8.15	7	9.85	6.10	7
Option 2000 scheme	18.41	5.44	3	15.63	4.63	3	12.40	4.06	3
Former NatWest schemes
Executive scheme (1)	n/a	n/a	n/a	n/a	n/a	n/a	6.35	3.90	3.4
Savings scheme	n/a	n/a	n/a	n/a	n/a	n/a	6.96	3.20	2.0

(1)	Note:
For the purposes of calculating a fair value on executive scheme options, an option life of 5 years, being the mid-point on the 10 year option, has been assumed. Historical exercise trends have not been used as these are not felt to be indicative of future trends given changes to the scheme rules and participants in the scheme.

page 154	Notes on the accounts continued

53	Significant differences between UK and US generally accepted accounting principles (continued)
Goodwill and other intangible assets
The Group has fully implemented SFAS 142 ‘Goodwill and Other Intangible Assets’, with effect from 1 January 2002. Under this standard, goodwill and intangible assets deemed to have indefinite lives are not amortised and are subject to annual impairment tests. Other intangible assets continue to be amortised over their useful lives. The Group has completed the impairment tests required under SFAS 142 and no impairment has been recognised as a result.

The table below sets out reported net income reconciled to net income adjusted to comply with SFAS 142.

	2002 £m		2001 £m		2000 £m

Net income under US GAAP	3,108		2,062		2,102
Goodwill amortisation	-		657		539

Adjusted net income	3,108		2,719		2,641

Basic earnings per share under US GAAP	107.9	p	74.7	p	89.5	p
Goodwill amortisation	-		23.7	p	23.0	p

Adjusted basic earnings per share	107.9	p	98.4	p	112.5	p

Diluted earnings per share under US GAAP	106.3	p	73.2	p	88.5	p
Goodwill amortisation	-		23.3	p	22.7	p

Adjusted diluted earnings per share	106.3	p	96.5	p	111.2	p

Five year financial summary

Summary financial data
The financial information set out below for each of the three years ended 31 December 2002, the three months ended 31 December 1999 and each of the two years ended 30 September 1999, has been selected from the audited accounts of the Group for those periods or, where certain items are not shown in those audited accounts, has been prepared for the purpose of this document. The information should be read in conjunction with, and is qualified by reference to, the accounts for the three years ended 31 December 2002 and the three months ended 31 December 1999 audited by independent chartered accountants, Deloitte & Touche and for the two years ended 30 September 1999, which have been audited by independent chartered accountants, PricewaterhouseCoopers. The dollar financial information included below has been translated for convenience at the rate of £1.00 to US$1.6095, the Noon Buying Rate on 31 December 2002.

The Group’s accounts are prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP. For a discussion of such differences and a reconciliation between UK GAAP and US GAAP, see Note 53 on the accounts.

Summary consolidated profit and loss account

	Year ended 31 December				3 months ended 31 December 1999 £m	Year ended 30 September

	2002 $m	2002 £m	2001 £m	2000 £m		1999 £m	1998 £m

Amounts in accordance with UK GAAP(1):
Net interest income	12,633	7,849	6,846	5,286	501	1,748	1,592
Non-interest income (3)	14,431	8,966	7,712	5,709	612	2,354	2,099

Total income	27,064	16,815	14,558	10,995	1,113	4,102	3,691
Operating expenses excluding goodwill amortisation (2)	13,883	8,626	7,716	6,223	542	2,021	1,864
Goodwill amortisation	1,177	731	651	537	4	1	-
General insurance claims (net)	2,173	1,350	948	673	185	590	518

Profit before provisions	9,831	6,108	5,243	3,562	382	1,490	1,309
Provisions for bad and doubtful debts (3)	2,070	1,286	984	550	79	266	328
Amounts written off fixed asset investments (3)	95	59	7	42	-	13	24
Write-down of finance leases (3)	-	-	-	-	-	-	13

Operating profit	7,666	4,763	4,252	2,970	303	1,211	944
Exceptional items (4)	-	-	-	-	100	-	57

Profit on ordinary activities before tax	7,666	4,763	4,252	2,970	403	1,211	1,001
Tax on profit on ordinary activities	2,504	1,556	1,537	1,054	123	364	268

Profit on ordinary activities after tax	5,162	3,207	2,715	1,916	280	847	733
Minority interests (including non-equity)	214	133	90	50	(3)	(6)	20
Preference dividends – non-equity	491	305	358	294	28	80	58

	4,457	2,769	2,267	1,572	255	773	655
Additional Value Shares dividend – non-equity	1,285	798	399	-	-	-	-

Profit attributable to ordinary shareholders	3,172	1,971	1,868	1,572	255	773	655

Amounts in accordance withUS GAAP:
Net income available for ordinary shareholders	5,002	3,108	2,062	2,102	239	678	539

(1)	Notes: All prior periods have been restated following the implementation of FRS 19 in 2002. The year ended 31 December 2001 has also been restated following the issuance of UITF 33 in February 2002.

(2)	Includes integration expenditure of £957 million for the year ended 31 December 2002 (2001 – £875 million; 2000 – £389 million; 3 months ended 31 December 1999 – £12 million).

(3)	In the year ended 30 September 1998, £96 million gain on the investment in Superdiplo, £132 million of provisions for bad and doubtful debts and £14 million of amounts written off fixed asset investments in respect of exposures in the Far East and £13 million write-down of finance leases were treated as exceptional items.

(4)	In the three months ended 31 December 1999, an exceptional gain of £100 million (tax charge £31 million) was realised from the sale of the investor services business. In the year ended 30 September 1998, a gain of £57 million was realised from the sale of investment securities.

page 156	Five year financial summary continued

Summary financial data (continued) Preference and other non-equity dividends

	Year ended 31 December				3 months ended 31 December 1999 £	Year ended 30 September

Amount per share	2002 $	2002 £	2001 £	2000 £		1999 £	1998 £

Non-cumulative preference shares of US$0.01
– Series B (1)	2.52	1.65	1.73	1.67	0.39	1.45	1.32
– Series C (1)	2.14	1.40	1.47	1.41	0.33	1.23	1.12
– Series D	2.05	1.34	1.41	1.35	0.32	1.18	1.08
– Series E	2.03	1.32	1.40	1.33	0.31	1.16	1.06
– Series F	1.91	1.25	1.31	1.26	0.30	1.10	1.00
– Series G	1.85	1.21	1.27	1.22	0.29	1.12	0.69
– Series H	1.81	1.18	1.24	1.19	0.28	0.71	-
– Series I	2.00	1.31	1.38	1.32	0.31	0.20	-
– Series J	2.13	1.39	1.46	1.40	0.33	-	-
– Series K	1.97	1.29	0.74	-	-	-	-
Non-cumulative convertible preference shares of US$0.01
– Series 1	91.18	59.15	62.70	50.22	-	-	-
– Series 2	88.17	57.20	60.63	48.57	-	-	-
– Series 3	78.16	49.81	53.74	5.24	-	-	-
Non-cumulative convertible preference shares of €0.01
– Series 1	71.54	44.45	41.34	34.55	-	-	-
Non-cumulative convertible preference shares of £0.01
– Series 1	118.89	73.87	73.87	3.28	-	-	-
Non-cumulative convertible preference shares of £0.25 (2)	-	-	0.08	0.07	-	-	-
Additional Value Shares of £0.01	0.48	0.30	0.15	-	-	-	-

Ordinary dividends
	Year ended 31 December				3 months ended 31 December 1999 pence	Year ended 30 September

Amount per share	2002 cents	2002 pence	2001 pence	2000 pence		1999 pence	1998 pence

Interim	20.4	12.7	11.0	9.5	-	8.2	7.13
Proposed final	49.9	31.0	27.0	23.5	-	20.3	17.47

Total dividends on equity shares	70.3	43.7	38.0	33.0	-	28.5	24.60

(1)	Notes: Redeemed on 30 January 2003.

(2)	Redeemed in January 2002.

For further information, see Notes 6 and 7 on the accounts.

Summary consolidated balance sheet

	31 December				30 September
	2002 $m	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m

Amounts in accordance with UK GAAP(1):
Loans and advances to banks (net of provisions)	71,294	44,296	38,513	32,061	10,375	11,514
Loans and advances to customers (net of provisions)	359,440	223,324	190,492	168,076	49,340	41,017
Debt securities and equity shares	110,940	68,928	65,597	59,342	16,302	13,631
Intangible fixed assets	20,436	12,697	13,325	12,080	11	-
Other assets	101,004	62,755	60,932	48,510	12,892	13,591

Total assets	663,114	412,000	368,859	320,069	88,920	79,753

Called up share capital	1,214	754	893	848	224	220
Share premium account	12,245	7,608	7,465	6,530	2,130	1,458
Other reserves	19,188	11,922	12,354	12,835	164	103
Profit and loss account	10,893	6,768	5,956	2,786	1,587	1,078

Shareholders’ funds	43,540	27,052	26,668	22,999	4,105	2,859
Minority interests	2,960	1,839	585	546	146	92
Subordinated liabilities	22,477	13,965	12,530	10,436	3,032	2,611

Total capital resources	68,977	42,856	39,783	33,981	7,283	5,562
Deposits by banks	88,072	54,720	40,038	35,130	6,418	4,437
Customer accounts	352,740	219,161	198,995	177,302	55,180	50,685
Debt securities in issue	54,623	33,938	30,669	19,407	9,199	7,459
Other liabilities	98,702	61,325	59,374	54,249	10,840	11,610

Total liabilities	663,114	412,000	368,859	320,069	88,920	79,753

Amounts in accordance with US GAAP:
Shareholders’ equity	46,560	28,928	29,923	25,423	5,099	4,006
Total assets	693,007	430,573	386,696	323,731	90,623	81,802

(1)	Note: All prior years have been restated following the implementation of FRS 19 in 2002. The balance sheet at 31 December 2001 has also been restated following the issuance of UITF 33 in February 2002.

page 158	Five year financial summary continued

Summary financial data (continued) Other financial data

	Year ended 31 December			3 months ended 31 December 1999	Year ended 30 September
	2002	2001	2000		1999	1998

Other financial data in accordance with UK GAAP(1):
Earnings per ordinary share - pence	68.4	67.6	66.9	28.6	87.5	75.5
Diluted earnings per ordinary share - pence (2)	67.4	66.3	66.2	28.1	86.3	74.4
Adjusted earnings per ordinary share - pence	144.1	127.9	101.2	22.2	87.5	74.4
Dividends per ordinary share - pence	43.7	38.0	33.0	-	28.5	24.6
Dividend payout ratio	64.3%	58.1%	56.1%	-	32.9%	32.8%
Share price per ordinary share at period end - £ (3)	14.88	16.72	15.82	10.98	13.03	6.70
Market capitalisation at period end - £bn	43.2	47.8	42.4	9.8	11.6	5.9
Net asset value per ordinary share - £	8.12	7.79	7.08	3.35	3.09	2.31
Return on average total assets (4)	0.50%	0.53%	0.58%	1.15%	0.92%	0.88%
Return on average ordinary shareholders’ equity (5)	8.4%	8.9%	9.9%	34.1%	32.0%	28.0%
Adjusted return on average ordinary shareholders’ equity (6)	17.6%	16.8%	14.9%	37.1%	33.2%	29.9%

Average shareholders’ equity as a percentage of average total assets	6.9%	7.2%	7.2%	4.8%	4.1%	4.0%
Risk asset ratio – Tier 1	7.3%	7.1%	6.9%	7.7%	8.1%	6.6%
– Total	11.7%	11.5%	11.5%	11.2%	12.1%	11.2%
Ratio of earnings to combined fixed charges and preference share dividends (7)

- including interest on deposits	1.73	1.49	1.32	1.46	1.33	1.26
- excluding interest on deposits	5.12	4.45	3.49	4.77	3.99	3.81
Ratio of earnings to fixed charges only (7)
- including interest on deposits	1.82	1.55	1.37	1.52	1.37	1.29
- excluding interest on deposits	7.13	6.52	4.81	6.63	5.06	4.84

Other financial data in accordance with US GAAP:
Basic earnings per ordinary share - pence	107.9	74.7	89.5	26.8	76.7	62.2
Diluted earnings per ordinary share - pence (2)	106.3	73.2	88.5	26.4	75.7	61.3
Dividends per ordinary share - pence	39.7	34.5	29.8	-	25.7	22.3
Dividend payout ratio	36.7%	45.7%	20.6%	-	33.5%	35.9%
Return on average total assets (4)	0.75%	0.57%	0.77%	0.27%	0.78%	0.71%
Return on average ordinary shareholders’ equity (5)	12.1%	8.8%	12.0%	6.3%	19.9%	14.0%
Average shareholders’ equity as a percentage of average total assets	7.3%	7.7%	7.7%	5.7%	5.2%	5.0%
Ratio of earnings to combined fixed charges, preference share dividends and perpetual regulatory securities interest (7)
- including interest on deposits	1.97	1.51	1.41	1.45	1.31	1.24
- excluding interest on deposits	6.49	4.63	4.19	4.65	3.73	3.58
Ratio of earnings to fixed charges only (7)
- including interest on deposits	2.07	1.59	1.46	1.50	1.34	1.26
- excluding interest on deposits	9.03	6.98	5.77	6.46	4.73	4.55

(1)	Notes:
All prior periods have been restated, where appropriate, following the implementation of FRS 19 in 2002. The year ended 31 December 2001 has also been restated, where appropriate, following the issuance of UITF 33 in February 2002.

(2)	Convertible preference shares totalling £200 million (2001 and 2000 – £800 million), €750 million (2001 and 2000 – €750 million) and $1,900 million (2001 and 2000 – $1,900 million) have not been included in the computation of diluted earnings per share as their effect is anti-dilutive. Interest payments on the $1,200 million (2001 – $1,200 million) perpetual regulatory securities may be settled by the issue of ordinary shares at the option of the company and have not been included in the computation of diluted earnings per share as their effect is also anti-dilutive.

(3)	The share prices at 31 December 1999, 30 September 1999 and 30 September 1998 have not been adjusted for the bonus issue in July 2000, of Additional Value Shares in connection with the acquisition of NatWest.

(4)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.

(5)	Return on average ordinary shareholders’ equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders’ equity.

(6)	Adjusted return on average ordinary shareholders’ equity represents profit attributable to ordinary shareholders before integration costs, goodwill amortisation and the AVS divided, expressed as a percentage of average ordinary shareholders’ equity.

(7)	For this purpose, earnings consist of income before tax and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

Four-year financial summary - pro forma basis

	Year ended 31 December

	2002 £m		2001 £m		2000 £m		1999 £m

Profit before provisions	7,796		6,769		5,046		3,901
Provisions	1,345		991		645		542

Profit before goodwill amortisation and integration costs	6,451		5,778		4,401		3,359
Goodwill amortisation	731		651		640		581
Integration costs	957		875		434		113

Profit before tax	4,763		4,252		3,327		2,665
Tax	1,556		1,537		1,177		917

Profit after tax	3,207		2,715		2,150		1,748

Adjusted earnings per ordinary share	144.1	p	127.9	p	101.8	p	78.3	p
Cost:income ratio	45.6%		47.0%		53.5%		59.3%

(1)	Notes: For the basis of preparation, see page 13. The year ended 31 December 2000 and 31 December 1999 are on a pro forma basis assuming the acquisition of NatWest occurred on 1 January 1999.

(2)	All prior periods have been restated following the implementation of FRS 19 in 2002. The year ended 31 December 2001 has also been restated following the issuance of UITF 33 in February 2002.

Exchange rates
Except as stated, the following tables show, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers in sterling as certified for customs’ purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”):

US dollars per £1	January 2003	December 2002	November 2002	October 2002	September 2002	August 2002

Noon Buying Rate
High	1.6482	1.6095	1.5915	1.5708	1.5700	1.5709
Low	1.5975	1.5555	1.5440	1.5655	1.5343	1.5192

					Year ended 30 September
	Year ended 31 December			3 months ended 31 December 1999

US dollars per £1	2002	2001	2000		1999	1998

Noon Buying Rate
Period end rate	1.6095	1.4543	1.4955	1.6150	1.6457	1.6995
Average rate for the period (1)	1.5043	1.4396	1.5204	1.6295	1.6286	1.6531
Consolidation rate (2)
Period end rate	1.6128	1.4498	1.4925	1.6168	1.6465	1.7001
Average rate for the period	1.5032	1.4401	1.5160	1.6308	1.6297	1.6536

(1)	Notes: The average of the Noon Buying Rates on the last business day of each month during the period.

(2)	The rates used by the Group for translating dollars into sterling in the preparation of its financial statements.

(3)	On 25 February 2003, the Noon Buying Rate was £1.00 = $1.5727.

page 160	Five year financial summary continued

Derivation of unaudited pro forma consolidated profit and loss account – year ended 31 December 2000

	Statutory profit and loss account (i) £m	Conforming period adjustments (ii) £m	Notes on page 161	Pro forma adjustments £m	Pro forma profit and loss account (iii) £m

Interest receivable	14,494	155	5	(23)	14,626
Interest payable	(8,707)	(7)	4,5	17	(8,697)

Net interest income	5,787	148		(6)	5,929

Dividend income	54	(2)	5	(6)	46
Fees and commissions receivable	3,885	235	5	(41)	4,079
Fees and commissions payable	(746)	(65)	5	7	(804)
Dealing profits	1,003	121	5	7	1,131
Other operating income	959	41	5	(2)	998

	5,155	330		(35)	5,450
General insurance premium income – earned premiums	1,608	(262)		-	1,346
– reinsurance	(442)	75		-	(367)

Non-interest income	6,321	143		(35)	6,429

Total income	12,108	291		(41)	12,358

Administrative expenses – staff costs	(3,547)	(222)	3,5,6	329	(3,440)
– premises and equipment	(817)	(32)	5,6	10	(839)
– other	(1,615)	(55)	5,6,8	104	(1,566)
Depreciation of tangible fixed assets	(786)	(19)	5	36	(769)

Operating expenses	(6,765)	(328)		479	(6,614)

Profit before other operating charges	5,343	(37)		438	5,744
General insurance claims – gross claims	(1,205)	223		-	(982)
– reinsurance	347	(63)		-	284

Profit before provisions	4,485	123		438	5,046
Provisions for bad and doubtful debts	(629)	27		-	(602)
Amounts written off investments	(42)	(5)	5	4	(43)

Operating profit before goodwill amortisation and integration costs	3,814	145		442	4,401
Goodwill amortisation	(541)	(3)	2,5	(96)	(640)
Integration costs	-	-	6	(434)	(434)
Profit on disposal of businesses	100	(100)	5	-	-

Profit on ordinary activities before tax	3,373	42		(88)	3,327
Tax on profit on ordinary activities	(1,178)	(16)	3,4,5	17	(1,177)

Profit on ordinary activities after tax	2,195	26		(71)	2,150
Minority interests	(47)	(5)	7	(2)	(54)

Profit for the financial period	2,148	21		(73)	2,096
Preference dividends	(322)	22	4,7	(28)	(328)

Profit attributable to ordinary shareholders	1,826	43		(101)	1,768

(i)	Notes: This column represents the statutory consolidated profit and loss account of the Group for the 15 months ended 31 December 2000 as restated for the implementation of FRS 19 – see page 95.

(ii)	Conforming period adjustments are to arrive at the year ended 31 December 2000:

– to exclude the consolidated profit and loss account of the Group for the three months ended 31 December 1999

– to include the consolidated profit and loss account of NatWest for the period from 1 January 2000 to the date of acquisition, 6 March 2000

(iii)	This column represents the pro forma consolidated profit and loss account of the Group for the year ended 31 December 2000 as restated for the implementation of FRS 19 – see page 95.

Notes to the derivation of unaudited pro forma consolidated profit and loss account The pro forma consolidated profit and loss account on page 160 incorporates the effect of the following:

1	It includes the results of NatWest from 1 January 2000 and assumes that the fair value adjustments were made on 31 December 1999.

2	Goodwill arising on the acquisition of NatWest, of £11,483 million, has been amortised over its estimated economic life of 20 years from 1 January 2000 resulting in goodwill amortisation of £574 million per annum.

Goodwill arising on other acquisitions made by the Group after 1 January 2000 has been amortised from the effective dates of acquisition, generally also over 20 years. Goodwill arising on acquisitions prior to 1 January 2000 was written off directly to reserves and has not been reinstated, as permitted by FRS 10.

3	A surplus of £1,070 million in NatWest Pension Funds has been amortised, from 1 January 2000, over the estimated average remaining service life of members of the schemes. The adjustment has been reflected in ‘Staff costs’.

4	An adjustment has been made to reflect the net funding of the acquisition of NatWest as if acquired on 1 January 2000. The net funding comprises cash paid and loan notes issued to NatWest shareholders of £7,349 million and fees and expenses relating to the acquisition of £176 million less net proceeds of £3,910 million from the issue of new ordinary and preference shares and £20 million of proceeds from the exercise of options over NatWest ordinary shares. The adjustment impacts ‘Interest payable’ and ‘Preference dividends’.

5	The results of businesses disposed of since 1 January 2000 and the profit arising on their sale have been excluded from the pro forma accounts. The principal disposals were RBS Trust Bank, Gartmore and the venture capital investments of NatWest. The dis-aggregation of the profits of these businesses are reflected across all captions, except minority interests and preference dividends, in the pro forma consolidated profit and loss account. A funding adjustment, impacting ‘Interest payable’, has been made to recognise the benefit of estimated net proceeds assuming that these funds were received on 1 January 2000.

6	All expenditure incurred to integrate the Group’s existing operations with those of NatWest and relating to projects and initiatives to achieve the cost reduction and income enhancement targets set in connection with the acquisition of NatWest have been eliminated from ‘Operating expenses’ and shown separately under the caption ‘Integration costs’.

7	Preference dividends of NatWest represent minority interests in the Group.

8	Bid defence costs incurred by NatWest, during the year ended 31 December 2000, have been excluded from the pro forma consolidated profit and loss account.

page 162	Additional information

Economic and monetary environment
Monetary policy The Group’s earnings are affected by domestic and global economic conditions. The policies of the UK government, and of governments in other countries in which the Group operates, also have an impact.

The UK government sets an inflation target, which the Chancellor of the Exchequer confirmed in his April 2002 Budget would remain at 2.5%. The Bank of England has operational independence in setting short-term interest rates to achieve this target. The Bank was given independence by the Chancellor in 1997, with the aim of making monetary policy free from political influence, and therefore more stable and credible. The Bank’s Monetary Policy Committee (“MPC”) meets each month to agree any change to interest rates, and the minutes of these meetings are published two weeks later. One-off meetings can also be held in exceptional circumstances – for example, when UK interest rates were cut by a quarter point following the terrorist attacks on 11 September 2001. In response to the downturn in the global economy and the terrorist attacks, the Bank of England, along with other major central banks around the world, cut rates sharply in 2001. Rates remained at exceptionally low levels throughout 2002, and were reduced again in February 2003, reflecting the uncertain nature of the global and domestic economic circumstances.

The value of sterling is also important for UK monetary conditions. The monetary authorities do not have an exchange rate target, but concerns over the strength of sterling have played a role in the MPC’s monthly debates in the past. A feature of recent months has been the sharp depreciation of the US dollar against the euro. In this context, sterling appreciated significantly against the dollar, while at the same time weakening against the euro.

European Economic and Monetary Union (“EMU”) The new European single currency, the euro, came into being on 1 January 1999. The third stage of EMU started on schedule on 1 January 1999. During the course of 1998, it was determined that eleven countries (Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) would participate. The UK, along with Denmark, exercised its right to opt out at that stage, and Sweden also determined not to be part of this first wave.

On 31 December 1998, the European Currency Unit (the “ECU”) was replaced by the euro on the international currency markets, on a one-for-one basis. The rates for the euro against other international currencies were based upon the official closing rates for the ECU. The bilateral rates for the legacy currencies of the participating states were derived from their rates within the Exchange Rate Mechanism and the closing value of the ECU. These rates, between the legacy currencies and between these currencies and the euro, were fixed as of 1 January 1999. The euro became the formal currency for all eleven then participating states.

Euro notes and coins were introduced into circulation on 1 January 2002 in accordance with the Maastricht Treaty which required that legacy currency notes and coins be withdrawn by 30 June 2002.

Also on 1 January 1999, the European Central Bank (“ECB”) assumed responsibility for the operation of monetary policy throughout the euro zone. The ECB sets one short-term interest rate to cover all twelve countries.

The UK Government continues to indicate that it supports EMU entry in principle, but that the UK will not adopt the single currency until this is seen as being in the UK’s economic interests and also not until there has been a positive vote at a referendum. The Chancellor of the Exchequer has laid down five key economic conditions for UK participation and the Prime Minister has indicated that an assessment of these five tests will be undertaken within two years of the 2001 General Election, and therefore by 30 June 2003.

The Group continues to co-operate with the UK Government, and to work proactively within the financial sector, to develop thinking and plans regarding a range of practical issues that would arise if the UK were to determine to enter EMU. In particular, the Group is involved in discussions as to how a phased transition could be achieved, in order to minimise cost and risk. In addition, due attention is being paid to the implications, for elements of the Group and for customers, of the introduction of euro notes and coins and the withdrawal of legacy currencies.

There is considerable uncertainty on the likelihood and timing of the euro being introduced in the UK. It is not possible to estimate with any degree of certainty the ultimate cost of making systems and operations fully compliant. Expenditure in the year ended 31 December 2002 in preparation for the possible introduction of the euro in the UK was minimal.

1 1.1	Supervision and regulation
United Kingdom
The regulatory regime applying to the UK financial services industry The Financial Services and Markets Act 2000 (“FSMA 2000”), containing a new integrated legislative framework for the regulation of most of the UK financial services industry, was implemented at the end of 2001 and the Financial Services Authority (the “FSA”) was established by the Government as the single statutory regulator responsible for the regulation of deposit taking, insurance and investment business in the UK.

Under the FSMA 2000, businesses require the FSA’s permission to undertake specified types of activities including carrying out contracts of insurance; managing, dealing in or advising on, investments; accepting deposits; and issuing electronic money. Detailed regulatory requirements are contained in a Handbook published by the FSA.

The FSA’s statutory objectives are to maintain confidence in, and to promote public understanding of, the UK financial system; to secure an appropriate degree of consumer protection; and to reduce the scope for financial crime. In achieving these, the FSA must take account of certain “principles of good regulation” which include recognising the responsibilities of regulated firms’ own management, facilitating innovation and competition and acting proportionately in imposing burdens on the industry.

1.2	Authorised firms in the Group Currently, around 30 companies in the Group, spanning a range of financial services sectors (banking, insurance and investment business), are authorised and regulated to conduct business by the FSA.

The FSA supervises the banking business of 12 banks in the Group, including The Royal Bank of Scotland plc, National Westminster Bank Plc, Coutts & Co, Ulster Bank Limited and Tesco Personal Finance Limited.

General insurance business is principally undertaken by companies in the Direct Line Group, whilst life insurance business is undertaken by Royal Scottish Assurance plc and National Westminster Life Assurance Limited (with the Group’s joint venture partner, the Aviva Group) and Direct Line Life Insurance Company Limited. Investment management business is principally undertaken by companies in the Wealth Management Division, including Adam & Co Investment Management Limited and Coutts & Co Investment Management Limited.

1.3	The FSA’s regulatory approach and supervisory standards The regulatory regime focuses on the risks to the FSA attaining its statutory objectives and uses the full range of regulatory tools (including the authorisation of firms, rule-making, supervision, investigation and enforcement) available to the FSA. It is founded on a risk based, integrated approach to regulation.

The FSA can request information from, and give directions to, authorised firms. It may also require authorised firms to provide independent reports prepared by professionals, relating to issues such as the accuracy of accounting records and the adequacy of internal controls.

The FSA can exercise indirect control over the holding companies of authorised firms via its statutory powers to object to persons who are, or who intend to become, “controllers” of these firms.

Given the number of authorised firms in the Group and the range and complexity of business undertaken by these firms, they have been subject to a comprehensive risk assessment by the FSA. Generally, authorised firms in the Group are subject to direct and on-going supervision by the FSA.

Setting standards for firms
The FSA carries out the prudential supervision and conduct of business regulation of all authorised firms (although the application of its conduct of business rules to banking business and general insurance business is limited).

Prudential supervision includes monitoring the adequacy of a firm’s management, its financial resources and internal systems and controls. Firms are required to submit regular returns to the FSA which provide material for supervisory assessment. Currently, different prudential requirements apply to different sectors of the financial services industry. These requirements are being reviewed by the FSA and an Integrated Prudential Sourcebook (aimed at applying a more harmonised and consistent approach to prudential regulation across the industry) is expected to be implemented in stages, from mid 2004 until the end of 2006.

Many of the standards relating to the capital which firms must hold to absorb losses arising from risks to its business are determined by EC legislation or are negotiated internationally. The current capital adequacy regime requires firms to maintain certain levels of capital, of certain specified types (or tiers), against particular business risks. The 1988 Basel Capital Accord is currently being reviewed by the Basel Committee on Banking Supervision and a revised Accord is planned for implementation at the end of 2006. This will affect all “internationally active banks”. A parallel process of reviewing and revising the current EU Capital Adequacy requirements is already underway. This will affect all European banks and investment firms and is expected to be implemented at the end of 2006. In the UK, the relevant changes will be implemented via the FSA’s Integrated Prudential Sourcebook.

page 164	Additional information continued

In its supervisory role, the FSA sets requirements relating to matters such as consolidated supervision, capital adequacy, liquidity, large exposures, and the adequacy of accounting procedures and controls.

Banks are required to set out their policy on “large exposures” and to inform the FSA of this. The policy must be reviewed annually and any significant departures must be discussed with the FSA. Large exposures must be monitored and controlled.

As regards the insurance industry, the FSA’s primary objective is to regulate and supervise the industry so that policyholders may have confidence that they have bought appropriate products, that UK insurers are able to meet their liabilities and that they treat consumers fairly. The FSA sets requirements relating to “margins of solvency” (i.e: the excess of the value of assets over the amount of liabilities). Companies carrying out insurance business are required to submit regular statistical returns covering reserves and solvency, to the FSA.

The FSA has decided that fundamental changes need to be made to the way in which it regulates the UK insurance industry. Certain changes have already been introduced but the FSA is considering further improvements to strengthen insurance regulation in the future.

Firms must also meet standards relating to their senior management arrangements and internal systems and controls and must comply with rules designed to reduce the scope for firms to be used for money laundering. During 2002, the FSA concentrated on its objective to reduce financial crime and, given the international focus, this emphasis will continue for the foreseeable future.

Conduct of business standards essentially govern key aspects of firms’ relationships with customers, such as the provision of clear and adequate information, managing conflicts of interest and recommending products suitable to the needs of customers. The marketing of financial products (particularly investment products) is subject to detailed requirements.

The FSA’s Conduct of Business Rules currently require certain regulated firms in the Group such as RBS plc and NWB Plc to determine whether to market “packaged products” (i.e. personal pensions, life assurance, collective investment schemes and investment trust savings schemes) of only one company or group, or to become an independent intermediary, providing customers with advice across a broader range of products (this is called the “polarisation regime” and was introduced as a consumer protection mechanism). A group of persons allied together for purposes of marketing packaged products is referred to as a “marketing group”.

Currently, Group companies are members of one of two marketing groups – The RBS Marketing Group or the NatWest and Gartmore Marketing Group. RBS plc markets the packaged products of the RBS Marketing Group through its branches and NWB Plc (and its subsidiary, Ulster Bank Limited) markets the NatWest and Gartmore Marketing Group packaged products through its branches and, under the rules, neither RBS plc nor NWB Plc (or Ulster Bank Limited) are permitted to advise on packaged products more generally. Independent advice is available to customers through the Royal Bank of Scotland Group Independent Financial Services Limited.

Recognising both the substantial anti-competitive effects of the polarisation regime and the fact that it generates little consumer benefits, the FSA has conducted a review and expects to introduce substantial changes in 2003/2004.

Focus on customers
An important element of securing an appropriate degree of consumer protection is ensuring that suitable arrangements are made for dealing with customer complaints. Firms are required to establish appropriate internal complaint handling procedures and to report complaints statistics to the FSA. Where agreement cannot be reached between the firm and the customer, the issue can be referred for independent assessment to a complaints scheme run by the Financial Ombudsman Service.

The Financial Services Compensation Scheme (financed by levies on regulated firms) is available to provide compensation up to certain limits if a firm collapses owing money to investors, depositors or policyholders.

1.4	Enforcement Where appropriate, the FSA may discipline and/or prosecute for breaches of the legislative or regulatory requirements. It works closely with the criminal authorities and uses both civil and criminal powers. It can withdraw a firm’s authorisation, discipline firms and individuals, prosecute for various offences and require funds to be returned to customers.

The FSA also has powers under certain consumer legislation to take action against regulated firms to address unfair terms in financial services consumer contracts.

1.5	Extension of the FSA’s responsibilities From October 2004, the scope of the FSA’s responsibilities will be widened to cover the regulation and supervision of mortgage lending and administration, the provision of mortgage advice and insurance mediation services (i.e. selling and administration of insurance products). The regulatory regimes for these are being devised and are to be finalised in 2003. All of these types of activities are undertaken by companies in the Group and this extension of the scope of statutory regulation will significantly impact on how the relevant businesses operate in the future.

1.6	Other relevant UK agencies and Government departments Consumer credit issues are covered by the Department of Trade and Industry (“DTI”) and the Office of Fair Trading (“OFT”) and competition issues are dealt with by the OFT. The business of granting consumer credit is heavily regulated. The DTI also has responsibility for company law matters. The consumer credit legislation and aspects of company law are currently being reviewed, both at national and at EU levels and changes are expected.

2.	United States As the indirect parent of Citizens’ subsidiary banks, the company is subject to regulation under the US Bank Holding Company Act of 1956, as amended (the “BHCA”), by the Board of Governors of the Federal Reserve System (the “Board”). Under current Board policy, the company is expected to act as a source of financial strength to its US bank subsidiaries. The BHCA generally prohibits the company from acquiring, directly or indirectly, the ownership or control of more than 5% of the voting shares of any company engaged in non-banking activities in the United States unless the Board has determined, by order or regulation, that such activities are so closely related to banking or managing or controlling banks as to be a proper incident thereto. In addition, the BHCA requires the company to obtain the prior approval of the Board before acquiring, directly or indirectly, the ownership or control of more than 5% of the voting shares of any US bank or bank holding company. Although the US Gramm-Leach-Bliley Act of 1999 permits bank holding companies that have met certain eligibility criteria and elected to become ‘financial holding companies’ to engage in a significantly broader range of non-banking activities than those described above, the company has not elected to become a financial holding company.

The company’s US bank and non-bank subsidiaries, and the Royal Bank and NatWest’s US offices, are subject to direct supervision and regulation by various other federal and state authorities. Citizens’ bank subsidiaries are subject to regulation by state banking authorities and the US Federal Deposit Insurance Corporation and the Royal Bank and NatWest’s New York branches are supervised by the New York Banking Department. The company’s US securities affiliates are subject to regulation and supervision by the Securities and Exchange Commission.

Basel II A new set of capital adequacy proposals have been issued by the Bank for International Settlements which have become known as “Basel II” and are currently scheduled for implementation in the UK on 1 January 2006. These new proposals are based around three principles or “Pillars” of Minimum Capital Requirements (Pillar 1), Supervisory Review (Pillar 2) and Market Discipline (Pillar 3). The changes proposed in the new framework represent a fundamental change to the current capital adequacy regime and will have wide ranging consequences for the Group and the banking industry as a whole.

Description of property and equipment
At 31 December 2002, the Group operated from approximately 3,780 (2001 – 3,690; 2000 – 3,200) locations worldwide, principally in the UK. The Royal Bank and NatWest (including their subsidiaries) had 642 and 1,642 retail branches, respectively, in the UK. Citizens had 794 retail banking offices (including in-store branches) covering Rhode Island, Connecticut, Massachusetts, New Hampshire, Pennsylvania, Delaware, and New Jersey. A substantial majority of the UK branches are owned by the Royal Bank, NatWest and their subsidiaries or are held under leases with unexpired terms of over 50 years. The Group’s principal properties include its headquarters at St Andrew Square, Edinburgh, its principal offices in London at 135 and 280 Bishopsgate and the Drummond House administration centre located at South Gyle, Edinburgh. The Group has received planning permission for the development of its headquarters at Gogarburn, Edinburgh.

Freehold and long leasehold properties are revalued on a rolling basis, each property being valued at least once every five years. Interim valuations outwith the five year cycle are carried out on properties where there is an indication that its value has changed significantly, given market conditions. Any increase or deficit on revaluation is reflected in the carrying value of premises at that time. Any impairment in the value of premises where there is a clear consumption of economic benefits is charged in full to the profit and loss account. Other impairments of premises are charged to the profit and loss account after eliminating any previous revaluation surplus on the premises. Any profit from the sale of revalued premises is calculated by deducting the revalued amount from the net proceeds. The revaluation of premises at 31 December 2002 resulted in a £33 million decrease in property revaluation reserves.

Total capital expenditure on premises, computers and other equipment for the year ended 31 December 2002 was £872 million (2001 – £515 million; 2000 – £339 million).

Competition Commission The UK Government has accepted the recommendations of the Competition Commission (“CC”) in respect of its inquiry into the UK market for small business banking.

The CC published its report on the supply of banking services by clearing banks to small and medium sized enterprises (“SMEs”) in March 2002. The report recommended a number of pricing and behavioural remedies. The Group has implemented the pricing remedies with effect from 1 January 2003. In line with undertakings given by the Group and three other major clearing banks to the OFT, the Group’s SME customers have been offered the choice of either receiving interest on current accounts at a prescribed rate or free core money transmission services. The Group, along with seven other clearing banks, has also given undertakings to implement the behavioural remedies. These behavioural remedies include measures to achieve speedy and error free switching of accounts between banks, unbundling of services and improving market information and transparency.

page 166	Additional information continued

Major shareholders Details of major shareholders in the company’s ordinary and preference shares are given on page 75.

With the exception of Aviva plc who acquired 27.2 million ordinary shares, representing 3.04% of the ordinary share capital on 3 February 2000, and Santander Central Hispano S.A. who sold 86.7 million ordinary shares shares representing 2.9% of the ordinary share capital on 25 November 2002, there have been no significant changes in the percentage ownership of major shareholders of the company’s ordinary and preference shares during the three years ended 31 December 2002. All shareholders within a class of the company’s shares have the same voting rights. The company is not directly or indirectly owned or controlled by another corporation or any foreign government.

At 26 February 2003, the directors of the company had options to purchase a total of 1,446,005 ordinary shares of the company.

Santander Central Hispano, S.A. has agreed to vote its holding of the company's ordinary shares in accordance with the recommendation or directions of the Board of directors of the company.

As at 31 December 2002, the company’s US$ denominated shares were predominantly held by shareholders registered in the US. All other shares were predominantly held by shareholders registered outside the US.

Related party transactions
Santander Central Hispano, S.A. In October 1988, the Group and Banco Santander entered into an agreement whereby the Group and Banco Santander and its subsidiaries agreed to co-operate in certain banking and financial services activities in Europe, including representation in each other’s bank branches to service their respective customers, offshore and investment banking, technology development, operational co-operation and the development of representation in Europe and the Far East. In April 1999, Banco Santander merged with Banco Central Hispanoamericano, another Spanish banking group and the merged entity is now called Santander Central Hispano, S.A. (“SCH”).

Under the terms of the alliance agreement, the Group and SCH co-operate in certain banking and financial activities in Europe. The Group holds 2.83% of SCH’s capital stock and SCH holds 5.04% of the company’s ordinary shares.

Transactions with directors, officers and others At 31 December 2002, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group were £36,640,014 in respect of loans to twelve persons who were directors of the company (or persons connected with them) at any time during the financial period and £35,149 to one person who was an officer of the company at any time during the financial period.

There were no contracts of significance to the business of the company and its subsidiaries which subsisted at 31 December 2002, or during the year then ended, in which any director of the company had a material interest.

Each of the transactions described above were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as for comparable transactions with persons of a similar standing or, where applicable, with other employees. The transaction did not involve more than the normal risk of collectability or present other unfavourable features.

Material contracts
The company and its subsidiaries are party to various contracts in the ordinary course of business. For the year ended 31 December 2002, there have been no material contracts entered into outside the ordinary course of business.

Litigation
Members of the Group are engaged in litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them which arise in the ordinary course of business. The directors of the company, after reviewing the actual, threatened and known potential claims against Group undertakings and taking into account the advice of the relevant legal advisers, are satisfied that the outcome of these claims will not have a material adverse effect on the net assets of the Group.

Post balance sheet events No significant changes have occurred between the date of the financial statements and the date on which this report was approved.

Principal offices

The company 42 St Andrew Square Edinburgh EH2 2YE

The Royal Bank of Scotland plc 42 St Andrew Square Edinburgh EH2 2YE 280 Bishopsgate London EC2M 4RB

National Westminster Bank Plc 135 Bishopsgate London EC2M 3UR

Citizens Citizens Financial Group, Inc. One Citizens Plaza Providence Rhode Island 02903 USA

Ulster Bank 11-16 Donegall Square East Belfast BT1 5UB George's Quay Dublin 2

Direct Line Group Direct Line House 3 Edridge Road Croydon Surrey CR9 1AG

Greenwich Capital Markets, Inc. 600 Steamboat Road Greenwich Connecticut 06830 USA

Lombard North Central PLC 3 Princess Way Redhill Surrey RH1 1NP

Coutts Group 440 Strand London WC2R 0QS

The Royal Bank of Scotland International Limited Royal Bank House 71 Bath Street St Helier Jersey Channel Islands JE4 8PJ

NatWest Offshore 23/25 Broad Street St Helier Jersey Channel Islands JE4 8QG

The registered office of the company is 36 St Andrew Square Edinburgh EH2 2YB (telephone 0131 556 8555).

The principal place of business of the company is 42 St Andrew Square, Edinburgh EH2 2YE (telephone 0131 556 8555).

page 168	Shareholder information

Financial calender
Annual general meeting	28 April 2003 at 2.00 pm,
Edinburgh International Conference Centre,
The Exchange, Morrison Street, Edinburgh

Interim results	5 August 2003
Final results	February 2004

Dividends
Payment dates:
* Ordinary shares (2002 Final)	6 June 2003
Ordinary shares (2003 Interim)	October 2003
Cumulative preference shares	30 May and 31 December 2003
Non-cumulative dollar preference shares	31 March, 30 June, 30 September and 31 December 2003
Ex-dividend dates:
Ordinary shares (2002 Final)	12 March 2003
Cumulative preference shares	7 May 2003
Record dates:
Ordinary shares (2002 Final)	14 March 2003
Cumulative preference shares	9 May 2003

*	If the necessary approvals are obtained from shareholders at the annual general meeting on 28 April 2003, as an alternative to cash, a scrip dividend election will be offered and shareholders will receive details of this by letter after that date.

Shareholder enquiries
Shareholdings in the company may be checked by visiting our website (www.rbs.co.uk/shareholder). You will need the holder identifier number printed on your share certificate or tax voucher to gain access to this information.

Capital gains tax
For shareholders who held RBS ordinary shares at 31 March 1982, the market value of one ordinary share held was 103p. After adjusting for the 1 March 1985 rights issue, the 1 September 1989 capitalisation issue and the bonus issue of Additional Value Shares on 12 July 2000, the adjusted 31 March 1982 base value of one ordinary share held currently is 46.1p.

For shareholders who held NatWest ordinary shares at 31 March 1982, the market value of one ordinary share held was 85.16p for shareholders who accepted the basic terms of the RBS offer. This takes account of the August 1984 and June 1986 rights issues and the June 1989 bonus issue of NatWest ordinary shares as well as the subsequent issue of Additional Value Shares.

When disposing of shares, shareholders are also entitled to indexation allowance (to April 1998 only in the case of individuals and non-corporate holders), which is calculated on the 31 March 1982 value, on the cost of subsequent purchases from the date of purchase and on the subscription for rights from the date of that payment. Further adjustments must be made where a shareholder has chosen to receive shares instead of cash for dividends. Individuals and non-corporate shareholders may also be entitled to some taper relief to reduce the amount of any chargeable gain on disposal of shares.

The information set out above is intended as a general guide only and is based on current United Kingdom legislation and Inland Revenue practice as at this date.This information deals only with the position of individual shareholders who are resident in the United Kingdom for tax purposes, who are the beneficial owners of their shares and who hold their shares as an investment. It does not deal with the position of shareholders other than individual shareholders, shareholders who are resident outside the United Kingdom for tax purposes or certain types of shareholders, such as dealers in securities.

Analyses of ordinary shareholders at 31 December 2002

	shareholdings	millions	% of total

Individuals	166,765	243.5	8.4
Banks and nominee companies	23,118	2,392.1	82.5
Investment trusts	144	0.7	-
Insurance companies	388	35.4	1.2
Other companies	3,413	191.2	6.6
Pension trusts	68	26.3	0.9
Other corporate bodies	74	11.7	0.4

	193,970	2,900.9	100.0

Range of shareholdings:
1–1,000	125,430	45.0	1.6
1,001–10,000	62,572	173.5	6.0
10,001–100,000	4,601	116.9	4.0
100,001–1,000,000	1,032	322.1	11.1
1,000,001–10,000,000	287	833.9	28.7
10,000,001 and over	48	1,409.5	48.6

	193,970	2,900.9	100.0

Trading market
On 22 August 1991, 26 August 1992, 13 September 1995, 16 October 1996, 26 March 1997, 12 February 1998, 8 February 1999, 30 July 1999, 30 September 1999 and 12 June 2001, the company issued the following American Depositary Shares (“ADSs”), each in connection with a public offering in the United States:

8,000,000 Series B (“Series B ADSs”) representing 8,000,000 non-cumulative dollar preference shares, Series B;
16,000,000 Series C (“Series C ADSs”) representing 16,000,000 non-cumulative dollar preference shares, Series C;
7,000,000 Series D (“Series D ADSs”) representing 7,000,000 non-cumulative dollar preference shares, Series D;
8,000,000 Series E (“Series E ADSs”) representing 8,000,000 non-cumulative dollar preference shares, Series E;
8,000,000 Series F (“Series F ADSs”) representing 8,000,000 non-cumulative dollar preference shares, Series F;
10,000,000 Series G (“Series G ADSs”) representing 10,000,000 non-cumulative dollar preference shares, Series G;
12,000,000 Series H (“Series H ADSs”) representing 12,000,000 non-cumulative dollar preference shares, Series H;
12,000,000 Series I (“Series I ADSs”) representing 12,000,000 non-cumulative dollar preference shares, Series I;
9,000,000 Series J (“Series J ADSs”) representing 9,000,000 non-cumulative dollar preference shares, Series J; and
16,000,000 Series K (“Series K ADSs”) representing 16,000,000 non-cumulative dollar preference shares, Series K.

Each of the respective ADSs represents the right to receive one corresponding preference share, is evidenced by an American Depositary Receipt (“ADR”) and is listed on the New York Stock Exchange (“NYSE”).

The ADRs evidencing the ADSs above were issued pursuant to Deposit Agreements, among the company, The Bank of New York as depository, and all holders from time to time of ADRs issued thereunder. Currently, there is no non-United States trading market for any of the non-cumulative dollar preference shares. All of the non-cumulative dollar preference shares are held by the depository, as custodian, in bearer form.

At 31 December 2002, there were 577 registered shareholders of Series B ADSs, 1,102 registered shareholders of Series C ADSs, 294 registered shareholders of Series D ADSs, 165 registered shareholders of Series E ADSs, 170 registered shareholders of Series F ADSs, 110 registered shareholders of Series G ADSs, 100 registered shareholders of Series H ADSs, 137 registered shareholders of Series I ADSs, 74 registered shareholders of Series J ADSs and 56 registered shareholders of Series K ADSs.

On 29 March 1994, the company issued 8,000,000 Exchangeable Capital Securities, Series A (“X-CAPs”) in connection with a public offering in the United States. The X-CAPs are listed on the NYSE and commenced trading under the symbol ‘RBSX’ on 29 April 1994. Currently, there is no non-US market for the X-CAPs.

On 30 January 2003, the company redeemed the 8 million Series B and 16 million Series C, non-cumulative dollar preference shares of US$0.01 each.

The ADSs, the X-CAPs and the perpetual regulatory tier one securities (“PRO’s”) are listed on the NYSE.

page 170	Shareholder information continued

The following table shows the high and low sales prices for each of the ADSs, the X-CAPs and the PROs for the periods indicated, as reported on the NYSE composite tape:

Figures in US$		Series B(1) ADSs	Series C(1) ADSs	Series D ADSs	Series E ADSs	Series F ADSs	Series G ADSs	Series H ADSs	Series I ADSs	Series J ADSs	Series K ADSs	Series X X-CAPs	PROs

By month
January 2003	High	25.22	25.25	28.60	29.00	28.12	25.90	26.17	27.00	27.65	27.58	27.08	116.36
	Low	25.17	25.14	26.70	27.02	27.21	25.18	25.56	26.50	26.68	26.85	26.45	113.36
December 2002	High	28.05	26.20	27.43	28.20	27.30	25.63	25.87	26.90	27.09	26.95	27.00	116.36
	Low	25.05	25.00	26.30	26.80	26.65	25.00	25.08	26.15	26.35	26.07	26.40	112.68
November 2002	High	28.00	25.99	27.10	27.55	26.75	25.60	26.00	26.48	27.05	26.85	26.88	114.09
	Low	27.16	25.56	26.07	26.52	26.25	25.19	25.45	25.90	26.55	26.01	26.44	101.01
October 2002	High	27.80	26.10	27.77	27.90	28.00	25.52	25.80	26.83	27.05	27.24	27.00	110.24
	Low	27.17	25.39	26.30	26.52	26.40	25.06	25.25	25.40	26.40	26.00	26.50	100.07
September 2002	High	28.00	26.70	27.69	27.80	27.65	25.67	26.05	27.08	27.50	27.05	26.98	114.08
	Low	26.85	25.53	26.85	27.10	26.37	25.10	25.22	26.01	26.40	26.10	26.22	110.07
August 2002	High	27.95	26.20	27.35	27.50	27.19	25.73	26.00	27.00	27.50	27.30	26.74	112.09
	Low	26.92	25.32	26.48	26.50	26.19	25.11	25.18	25.90	26.40	25.63	26.30	102.97

By quarter
2002: Fourth quarter	High	28.05	26.20	27.77	28.20	28.00	25.63	26.00	26.90	27.09	27.24	27.00	116.36
	Low	25.05	25.00	26.07	26.52	26.25	25.00	25.08	25.40	26.35	26.00	26.40	100.07
2002: Third quarter	High	28.24	26.70	27.69	27.80	27.65	25.73	26.05	27.08	27.50	27.30	26.98	114.08
	Low	26.75	25.25	25.90	26.28	25.50	24.50	25.00	24.70	26.25	24.90	26.05	101.21
2002: Second quarter	High	28.50	25.90	27.60	27.26	26.55	25.50	25.48	26.20	27.29	26.38	26.90	106.74
	Low	26.45	25.09	25.74	25.90	25.23	24.46	24.27	25.03	25.45	24.79	25.50	101.70
2002: First quarter	High	27.85	26.20	27.15	27.50	27.35	25.69	26.00	26.66	27.47	26.23	26.65	106.97
	Low	26.10	25.17	25.85	25.53	25.15	24.46	24.49	24.50	25.65	24.80	25.35	101.05
2001: Fourth quarter	High	28.05	26.75	27.75	27.94	27.20	25.85	26.14	26.90	28.85	26.95	27.10	106.44
	Low	26.15	25.19	25.84	25.82	25.60	24.80	24.70	25.45	25.95	22.17	25.78	98.89
2001: Third quarter	High	27.25	26.20	27.99	27.65	27.20	25.86	25.50	26.56	27.31	26.50	27.20	101.38
	Low	25.52	25.27	26.07	26.30	25.40	24.20	24.30	25.00	25.50	24.90	26.10	96.58
2001: Second quarter	High	27.10	26.24	26.60	26.60	26.25	24.95	25.00	26.00	26.55	25.55	26.90	-
	Low	25.70	25.15	25.83	25.42	25.15	24.10	23.40	25.01	24.80	25.00	25.70	-
2001: First quarter	High	26.98	26.05	26.72	26.13	26.15	24.82	24.80	25.70	26.30	-	26.65	-
	Low	25.44	25.19	25.38	25.25	24.31	22.94	22.75	24.63	25.00	-	25.50	-

By year
2002 (2)	High	28.50	26.70	27.77	28.20	28.00	25.73	26.05	27.08	27.50	27.30	27.00	116.36
	Low	25.05	25.00	25.74	25.53	25.15	24.46	24.27	24.50	25.45	24.79	25.35	100.07
2001(2)	High	28.05	26.75	27.99	27.94	27.20	25.86	27.15	27.00	28.85	26.95	27.20	106.44
	Low	25.44	25.15	25.38	25.25	24.31	22.94	22.75	24.63	24.80	22.17	25.50	96.58
2000 (3)	High	26.50	25.75	25.50	25.31	24.63	23.00	22.94	25.00	25.50	-	26.00	-
	Low	24.94	21.13	20.63	19.81	19.13	18.88	17.63	19.63	21.13	-	21.56	-
1999 (4)	High	26.80	26.70	28.00	27.90	27.25	25.75	25.45	25.20	25.00	-	28.15	-
	Low	25.65	24.75	24.80	24.70	24.15	21.50	21.30	23.50	25.00	-	24.45	-
1998 (4)	High	27.20	26.95	27.90	28.05	27.10	26.00	-	-	-	-	27.30	-
	Low	25.80	25.30	25.45	25.50	25.00	23.90	-	-	-	-	25.75	-

(1)	Notes: Redeemed on 30 January 2003.

(2)	Year ended 31 December.

(3)	15 months ended 31 December.

(4)	Year ended 30 September.

Memorandum and articles of association
The following information is a summary of certain terms of the company’s Memorandum of Association (the “Memorandum”) and Articles of Association (the “Articles”) as in effect at the date of this Annual Report and certain relevant provisions of the Companies Act 1985, as amended (the “Act”) as relevant to the holders of any class of share. The following summary description is qualified in its entirety by reference to the terms and provisions of the Memorandum and Articles. The Memorandum and Articles are registered with the Registrar of Companies of Scotland. Holders of any class of share are encouraged to read the full Memorandum and Articles, which have been filed with the SEC.

Incorporation and registration The company was incorporated and registered in Scotland under the Companies Acts 1948 to 1967 as a limited company on 25 March 1968 under the name National and Commercial Banking Group Limited. On 10 March 1982, it changed its name to its present name and was reregistered under the Companies Acts 1948 to 1980 as a public company with limited liability. The company is registered under Company No. SC 45551.

Purpose and objects The Memorandum provides, amongst other things, that its objects are to carry on the business of banking in all or any of its aspects and to carry on the business of a holding company. The company’s objects are set out in full in clause 4 of the Memorandum.

Directors At each annual general meeting of the company, one third of the directors (or the number nearest to one third) subject to retirement will retire by rotation and be eligible for re-election. The directors to retire will be those who have been longest in office since their last appointment or reappointment or, in the case of those who were appointed or re-appointed on the same day, will (unless they otherwise agree) be determined by lot. Each director must retire by rotation at the third annual general meeting following the general meeting at which he was appointed or last reappointed.

Directors may be appointed by the company by ordinary resolution or by the Board. A director appointed by the Board holds office only until the next annual general meeting, whereupon he will be eligible for re-election, and is not taken into account in determining the directors who are to retire by rotation at that meeting. Unless and until otherwise determined by ordinary resolution, the directors (other than alternate directors) shall be not more than twenty five. There is no stipulation in the Articles regarding a minimum number of directors; under the Act, and in the absence of express provision, the minimum number is two.

Directors’ interests A director shall not vote at a meeting of the Board or a committee of the Board on any resolution of the Board concerning a matter in which he has an interest (otherwise than by virtue of his interest in shares, debentures or other securities of, or otherwise in or through, the company) which (together with any interest of any person connected with him) is, to his knowledge, material unless his interest arises only because the resolution relates to one or more of the following matters:

(i)	the giving of any security or indemnity in respect of money lent, or obligations incurred by him or any other person at the request of, or for the benefit of, the company or any of its subsidiary undertakings;

(ii)	the giving of any security or indemnity to a third party in respect of a debt or obligation of the company or any of its subsidiary undertakings for which he has assumed responsibility (in whole or in part) under a guarantee or indemnity or by the giving of security;

(iii)	a proposal concerning an offer of shares, debentures or other securities of the company, or any of its subsidiary undertakings, for subscription or purchase, in which offer he is, or may be, entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(iv)	a contract, arrangement, transaction or proposal concerning any other body corporate in which he is interested, directly or indirectly, whether as an officer or shareholder or otherwise, provided that he is not the holder of shares representing one per cent or more of any class of the equity share capital of such body corporate;

(v)	any proposal concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme or employees’ share scheme which relates both to directors and employees of the company or a subsidiary of the company and does not provide any privilege in respect of any director which it does not accord to the employees to which the fund or scheme relates;

(vi)	a contract, arrangement, transaction or proposal for the benefit of the employees of the company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(vii)	a contract, arrangement, transaction or proposal concerning any insurance which the company proposes to purchase and/or maintain for, or for the benefit of, any directors or for persons who include directors of the company.

page 172	Shareholder information continued

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

The non-cumulative preference shares will carry no further rights to participate in the profits of the company and if, and to the extent, any dividend or part of any dividend is on any occasion not paid for the reasons described above, holders of non-cumulative preference shares will have no claim in respect of such non-payment.

If any dividend is not payable for the reasons described above, or if payment of any dividend would cause a breach of the UK Financial Services Authority’s capital adequacy requirements applicable to the company or its subsidiaries, the directors may pay a special dividend not exceeding US$0.01, £0.01 or €0.01 (depending on the currency of the relevant preference share) per share.

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

Additional Value Shares (“AVS”) Each AVS will provide, subject to declaration by and at the discretion of the directors, dividends in aggregate of £1 per AVS as described in paragraph 2.1 of Schedule 4 to the Articles or conversion into ordinary shares and a resale mechanism as described in paragraph 2.7 of Schedule 4 to the Articles.

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

Non-cumulative preference shares Each non-cumulative preference share will confer on a winding up or liquidation (except (unless otherwise provided by the terms of issue) a redemption or purchase by the company of any shares in the capital of the company), the right to receive out of surplus assets of the company available for distribution amongst the members after payment of the arrears (if any) of the cumulative dividend on the cumulative preference shares and in priority to the holders of the ordinary shares, repayment of the amount paid up or credited as paid up on the non-cumulative preference shares together with any premium paid on issue pari passu with the holders of the cumulative preference shares and together with an amount equal to accrued and unpaid dividends.

Additional Value Shares If the company is wound up or liquidated or there is a return of capital (other than a redemption or purchase of any shares of any class in the capital of the company), the holders of the AVS will be entitled to receive in sterling out of the surplus assets of the company available for distribution amongst the members in priority to the holders of the ordinary shares of the company but after payment of all amounts outstanding to holders of any preference share in the capital of the company or any other share ranking in priority to the AVSs, an amount of £1 less the aggregate amount of any dividends paid in respect of each AVS prior to the date of the winding up or liquidation (but for the avoidance of doubt excluding any distribution paid in the winding up or liquidation).

If the assets available for distribution are insufficient to pay in full the amounts payable with respect to the AVS, the holders of the AVS will share rateably in the distribution of assets (if any) in proportion to the full preferential amounts to which they are respectively entitled.

After payment of the full amount of the liquidation distribution to which they are entitled, the holders of the AVS will have no right or claim to any of the company’s surplus assets.

Voting rights
General Subject to any rights or restrictions as to voting attaching to any shares or class of shares, on a show of hands every member who is present in person at a general meeting shall have one vote and on a poll every member present in person or by proxy shall have one vote for each share held by him. No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of shares in the capital of the company, either in person or by proxy, in respect of any share held by him unless all monies presently payable by him in respect of that share have been paid.

The quorum required for a meeting of members is not less than five members present in person or by proxy and entitled to vote. If a meeting is adjourned because of the lack of a quorum, the members present in person or by proxy and entitled to vote will constitute a quorum at the adjourned meeting.

page 174	Shareholder information continued

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

Additional Value Shares The holders of the AVSs will not be entitled to receive notice of, attend or vote at any general meeting of shareholders except as provided by applicable law or as described in paragraph 2.5 of Schedule 4 to the Articles.

Redemption
Unless the directors determine, prior to allotment of any particular series of preference shares, that such series shall be non-redeemable, the preference shares will be redeemable at the option of the company on any date (a “Redemption Date”) which (subject to certain exceptions described in the terms of such shares) falls no earlier than such date (if any) as may be fixed by the directors, prior to allotment of such shares. On redemption, there shall be paid on each non-cumulative preference share the aggregate of its nominal amount together with any premium paid on issue, where applicable a redemption premium and accruals of dividend.

Purchase
General Subject to the Act, the company may, by special resolution, reduce its share capital, any capital redemption reserve and any share premium account and may also, subject to the Act, the requirements of the London Stock Exchange and the rights attached to any class of shares, purchase its own shares (including redeemable shares).

Non-cumulative preference shares and convertible preference shares Subject to the Act, the company may purchase any non-cumulative preference shares and convertible preference shares upon such terms as the directors shall determine provided that, where the shares being purchased are listed on the London Stock Exchange, the purchase price payable, exclusive of expenses and accrued dividends, shall not exceed (a) in the case of a purchase in the open market, or by tender, the average of the closing middle market quotations of such shares for the 10 dealing days preceding the date of the purchase or (if higher), in the case of a purchase in the open market only, the market price on the date of purchase provided that such market price is not more than 105 per cent of such average and (b) in the case of a purchase by private treaty, 120 per cent of the closing middle market quotation of such shares for the last dealing day preceding the date of purchase; but so that this proviso shall not apply to any purchase of such shares made in the ordinary course of a business of dealing in securities. Upon the purchase of any such shares, the nominal amount of such shares shall thereafter be divided into, and reclassified as, ordinary shares.

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

Following the payment of aggregate dividends of £1 in respect of each additional value share, the additional value shares will be de-listed from the Official List and from trading on the London Stock Exchange’s market for listed securities and will convert automatically into non-voting deferred shares of £0.01 each. Non-voting deferred shares shall be utilised for the limited purpose of the conversion of additional value shares. No non-voting deferred shares are in issue at this date. A description of non-voting deferred shares is found in paragraph 2.6 of Schedule 4 to the Articles.

If, on 1 September 2003, aggregate dividends of £1 have not been paid in respect of each AVS, then unless the directors have resolved that a dividend be paid on or before the final dividend date of such amount that aggregate dividends paid on each AVS will be £1 and that dividend is duly paid on or before the final dividend date as described under paragraph 2.7 of Schedule 4 to the Articles, the AVS will be converted into fully paid up ordinary shares and the company will use its reasonable efforts, to the extent permitted by applicable law, to sell such ordinary shares to raise sale proceeds equivalent to an amount per AVS of £1 less the aggregate amount of any dividends paid in respect of each such AVS. The conversion into ordinary shares is subject to the conditions as described in paragraphs 2.6 and 2.7 of Schedule 4 to the Articles.

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

Disclosure of interests in shares The Act gives the company the power to require persons who it believes to be, or have been within the previous three years, interested in its shares, to disclose prescribed particulars of those interests. Failure to supply the information or supplying a statement which is materially false may lead to the Board imposing restrictions upon the relevant shares. The restrictions available are the suspension of voting or other rights conferred by membership in relation to meetings of the company in respect of the relevant shares and, additionally, in the case of a shareholding representing at least 0.25 per cent of the class of shares concerned, the withholding of payment of dividends on, and the restriction of transfers of, the relevant shares.

Limitations on rights to own shares There are no limitations imposed by UK law or the Memorandum and Articles on the right of non-residents or foreign persons to hold or vote the company’s shares other than the limitations that would generally apply to all of the company’s shareholders.

Members resident abroad Members with registered addresses outside the United Kingdom are not entitled to receive notices from the company unless they have given the company an address within the United Kingdom at which such notices may be served.

page 176	Shareholder information continued

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

Taxation for US Holders
The following discussion summarises certain US federal and UK tax consequences of the acquisition, ownership and disposition of non-cumulative dollar preference shares, ADSs, X-CAPs or PROs by a beneficial owner that is a citizen or resident of the United States or that otherwise will be subject to US federal income tax on a net income basis in respect of the non-cumulative dollar preference shares, X-CAPs, ADSs or PROs (a “US Holder”). This summary assumes that a US Holder is holding non-cumulative dollar preference shares, ADSs evidenced by ADRs, X-CAPs or PROs, as applicable, as capital assets. This summary does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the UK for UK tax purposes or, generally, (ii) that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the company.

The statements regarding US and UK tax laws (including the US/UK double taxation convention relating to income and capital gains) (the “Treaty”) and the US/UK double taxation convention relating to estate and gift taxes (the “Estate Tax Treaty”) and practices set forth below are based (i) on those laws and practices as in force and as applied in practice on the date of this Report (save that, where relevant, reference is also made to the new double taxation convention relating to income and capital gains signed by the US and signed and ratified by the UK (the “New Treaty”), which must also be ratified by the US Senate before its provisions enter into force, although no assurance can be provided as to when the New Treaty will enter into force), and (ii) in part, on representations of the depository, and assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. The US Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming, by US Holders of ADRs, of foreign tax credits for US federal income tax purposes. Accordingly, the analysis of the creditability of UK taxes described below could be affected by future actions that may be taken by the US Treasury. As described above, the terms of the New Treaty are currently awaiting ratification by the US government; the final provisions of this treaty might alter the rules described in this discussion. This summary is not exhaustive of all possible tax considerations and holders are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US federal, state, local and other laws, of the acquisition, ownership and disposition of non-cumulative dollar preference shares, ADSs evidenced by ADRs, X-CAPs or PROs by consulting their own tax advisers.

For the purposes of the New Treaty and the Estate Tax Treaty and for purposes of the US Internal Revenue Code of 1986, as amended (the “Code”), US Holders of ADSs will be treated as owners of the non-cumulative dollar preference shares underlying such ADSs.

Preference shares or ADSs evidenced by ADRs
Taxation of dividends The company is not required to withhold tax at source from dividend payments it makes or from any amount (including any amounts in respect of accrued dividends) distributed by the company.

When the company pays a dividend, an amount equal to 10/90ths of the amount of the cash dividend is generally allowed as a credit (the “Tax Credit”) against the UK tax liability of individuals who receive (or who are treated as receiving) the dividend and who are resident in the UK for UK tax purposes.

Under the Treaty, an Eligible US Holder (as defined below) is entitled to a payment from the United Kingdom of the Tax Credit to which an individual resident in the UK for UK tax purposes would have been entitled (the “Tax Credit Amount”). Such payment will be subject to a deduction withheld of an amount not exceeding 15% of the sum of the cash dividend and the Tax Credit Amount (the “UK Withholding Tax”), but not in excess of the Tax Credit Amount.

Accordingly, Eligible US Holders will not receive any actual payment since the UK Withholding Tax will cancel out the Tax Credit Amount. In addition, Eligible US Holders will have no further UK tax liability in respect of the dividend.

For the purposes of this Report, the term ‘Eligible US Holder’ means a US Holder of a non-cumulative dollar preference share or an ADS evidenced by an ADR that is a beneficial owner of the cash dividend paid thereon, and that satisfies the following conditions: (i) the US Holder is an individual or a corporation resident in the United States for purposes of the Treaty (and, in the case of a corporation, is not also resident in the UK for UK tax purposes); (ii) the US Holder is not a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the company; (iii) the US Holder whose holding of the non-cumulative dollar preference shares or ADSs is not effectively connected with a permanent establishment in the UK through which such US Holder carries on business or with a fixed base in the UK from which such US Holder performs independent personal services; (iv) the US Holder under certain circumstances, is not an investment or holding company, 25% or more of the capital of which is owned, directly or indirectly, by persons that are not individuals resident in, and are not nationals of, the United States; (v) the US Holder under certain circumstances, is not exempt from federal income tax on dividend income in the United States; and (vi) the US Holder under certain circumstances, does not own 10% or more of the series of non-cumulative dollar preference shares in respect of which the dividend is paid.

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

A US Holder will realise dividend income for US federal income tax purposes in an amount equal to the sum of any cash dividend paid by the company and, if such Holder is an Eligible US Holder that elects under the Treaty to claim a foreign tax credit with respect to the UK Withholding Tax, the Tax Credit Amount associated with such cash dividend. Dividends paid by the company will not be eligible for the ‘dividends received deduction’ generally allowed to corporations under the Code.

Subject to certain limitations and restrictions, the UK Withholding Tax withheld in accordance with the Treaty will be treated for US tax purposes as a UK withholding tax that may be claimed as a credit against the US federal income tax liability of the Eligible US Holder who complies with applicable filing requirements and so elects under the Treaty. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by the company with respect to the non-cumulative dollar preference shares will generally constitute ‘passive income’ or, in the case of certain US Holders, ‘financial services income’.

If the New Treaty enters into force, US Holders will no longer be able to claim the Tax Credit Amount in respect of any dividends paid by the company, as the New Treaty does not provide for that entitlement. As a result, no UK Withholding Tax will be deducted in respect of which US Holders would be able to claim a credit against their federal income tax liability. Therefore, the election described in the preceding paragraph will not be available once the New Treaty comes into force.

For this purpose, the New Treaty will generally be effective for amounts credited on or after the first day of the second month next following the date on which instruments of ratification are exchanged by the United Kingdom and the United States, except that US Holders may continue to apply the existing treaty for a 12 month period from such date if they make an appropriate election.

page 178	Shareholder information continued

Taxation of capital gains A US Holder that is not resident (or, in the case of an individual, ordinarily resident) in the UK will not normally be liable for UK tax on capital gains realised on the disposition of such holder’s non-cumulative dollar preference share or ADS unless at the time of the disposal such US Holder carries on a trade, profession or vocation in the UK through a branch or agency and such non-cumulative dollar preference share or ADS is or has been used, held or acquired for the purposes of such trade (or profession or vocation), branch or agency. Special rules apply to individuals who are temporarily not resident or ordinarily resident in the UK.

A US Holder will, upon the sale, exchange or redemption of a non-cumulative dollar preference share or ADS representing preference shares, generally recognise capital gains or losses for US federal income tax purposes (assuming in the case of a redemption, that such US Holder does not own, and is not deemed to own, any ordinary shares of the company) in an amount equal to the difference between the amount realised (excluding in the case of a redemption any amount treated as a dividend for US federal income tax purposes) and the US Holder’s tax basis in the non-cumulative dollar preference share or ADS.

A US Holder who is liable for both UK and US tax on a gain recognised on the disposal of the non-cumulative dollar preference share or ADS will generally be entitled, subject to certain limitations, to credit the UK tax against its US federal income tax liability in respect of such gain.

Estate and gift tax A non-cumulative dollar preference share or ADS held by an individual, whose domicile is determined to be the United States for purposes of the Estate Tax Treaty and who is not a national of the UK, will not be subject to UK inheritance tax on the individual’s death or on a lifetime transfer of the non-cumulative dollar preference share or ADS, except in certain cases where the non-cumulative dollar preference share or ADS (i) is comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the UK); (ii) is part of the business property of a UK permanent establishment of an enterprise; or (iii) pertains to a UK fixed base of an individual used for the performance of independent personal services. The Estate Tax Treaty generally provides a credit against US federal tax liability for the amount of any tax paid in the UK in a case where the non-cumulative dollar preference share or ADS is subject both to UK inheritance tax and to US federal estate or gift tax.

UK stamp duty and stamp duty reserve tax (“SDRT”) The following is a summary of the UK stamp duty and SDRT consequences of transferring an ADS in registered form (otherwise than to the custodian on cancellation of the ADS) or of transferring a non-cumulative dollar preference share.

A transfer of a registered ADS executed and retained in the US will not give rise to stamp duty and an agreement to transfer a registered ADS will not give rise to SDRT.

Stamp duty or SDRT will normally be payable on or in respect of transfers of non-cumulative dollar preference shares and accordingly any holder who acquires or intends to acquire non-cumulative dollar preference shares is advised to consult his own tax advisers in relation to stamp duty and SDRT.

X-CAPs
United States Because the X-CAPs have no stated maturity, can be exchanged for preference shares or ADSs at the option of the company and would be treated as if they were preference shares in a winding-up of the company, and because the company may elect not to make payments on the X-CAPs, the X-CAPs will be treated as equity for US federal income tax purposes.

Payments (including any UK tax withheld therefrom) will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the company, as determined for US federal income tax purposes. Payments will not be eligible for the dividends received deduction allowed to corporations. For foreign tax credit limitation purposes, payments will generally constitute ‘passive income’, or in the case of certain US Holders, ‘financial services income’.

A US Holder will, upon the sale, exchange or redemption of X-CAPs, generally recognise a capital gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realised and the US Holder’s tax basis in the X-CAPs (assuming, in the case of a redemption, that such US Holder does not own, and is not deemed to own, any ordinary shares of the company). A US Holder who is liable for both UK and US tax on a gain recognised on the disposal of the X-CAPs will generally be entitled, subject to certain limitations, to credit the UK tax against its US federal income tax liability in respect of such gain.

Gain or loss will not be recognised by a US Holder upon the exchange of X-CAPs for preference shares or ADSs pursuant to the company’s exercise of its exchange right. A US Holder’s basis in the preference shares or ADSs received in exchange for its X-CAPs will be the same as the US Holder’s basis in the X-CAPs at the time of the exchange and the US Holder’s holding period for the preference shares or ADSs received in the exchange will include the holding period of the X-CAPs exchanged.

United Kingdom
Taxation of payments of interest Payments of interest will not be subject to withholding or deduction for or on account of UK taxation as long as X-CAPs are and remain at all times listed on the New York Stock Exchange or some other ‘recognised stock exchange’ within the meaning of section 841 of the Income and Corporation Taxes Act 1988. So long as the X-CAPs are so listed, withholding will not be required whether the X-CAPs are in bearer or registered form. In all other cases an amount must be withheld on account of UK income tax at the lower rate (currently 20%) subject to any direction to the contrary by the Inland Revenue under the Treaty and except that the withholding obligation is disapplied in respect of payments to persons who the Issuer reasonably believes are within the charge to corporation tax or fall within various categories enjoying a special tax status (including charities and pension funds), or are partnerships consisting of such persons (unless the Inland Revenue directs otherwise).

Any paying agent or other person through whom interest is paid to, or by whom interest is received on behalf of, an individual, may be required to provide information in relation to the payment and the individual concerned to the UK Inland Revenue. The Inland Revenue may communicate this information to the tax authorities of other jurisdictions.

The UK Inland Revenue has confirmed that interest payments should not be treated as distributions for UK tax purposes (i) by reason of the fact that interest may be deferred under the terms of issue or (ii) by reason of the undated nature of the X-CAPs, provided that at the time an interest payment is made, the X-CAPs are not held by a company which is ‘associated’ with the company or by a ‘funded company’. A company will be associated with the company if, broadly speaking, it is in the same group as the company. A company will be a ‘funded company’ for these purposes if there are arrangements involving that company being put in funds (directly or indirectly) by the company, or an entity associated with the company. In this respect, the Inland Revenue has confirmed that a company holding an interest in X-CAPs which incidentally has banking facilities with any company associated with the company will not be a ‘funded company’ by virtue of such facilities.

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

Disposal (including redemption) A disposal (including redemption) of X-CAPs by a US Holder, who is an individual or other non corporation tax payer, will not give rise to any liability to UK taxation on capital gains unless the US Holder carries on a trade (which for this purpose includes a profession or vocation) in the UK through a branch or agency and the X-CAPs are, or have been, held or acquired for the purposes of that trade or branch or agency. However, the exchange by such a US Holder of X-CAPs for ADSs pursuant to the company’s exercise of its exchange right will not give rise to a charge to UK tax on capital gains.

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

page 180	Shareholder information continued

Stamp duty and SDRT No UK stamp duty is payable on the transfer by delivery or redemption of bearer X-CAPs, whether in definitive form or in the form of one or more global X-CAPs. No SDRT is payable on any agreement to transfer bearer X-CAPs provided that the agreement is not made in contemplation of, or as part of an arrangement for, a takeover of the company.

No UK stamp duty will be payable in respect of any instrument of transfer of depositary interests representing X-CAPs, provided that any instrument relating to such a transfer is not executed in the UK, and remains at all times outside the UK. Depositary interests representing X-CAPs will not be “chargeable securities” for SDRT purposes and consequently a transfer of such depositary interests will not be subject to SDRT. The transfer on the sale of X-CAPs in registered form will attract ad valorem UK stamp duty or (if an unconditional agreement to transfer X-CAPs is not completed by a duly stamped transfer) UK SDRT, generally, at the rate of 0.5% of the consideration paid, which, in the case of stamp duty, will be rounded up to £5 or multiples thereof. The transfer of X-CAPs in registered form (i) to, or to a nominee, or agent for, a person whose business is or includes issuing depositary receipts or (ii) to, or to a nominee for, a person whose business is or includes the provision of clearance services, will give rise to a liability to UK stamp duty or (to the extent that UK stamp duty is not paid on an instrument of transfer) UK SDRT, generally, at the rate of 1.5% of the price of the X-CAPs transferred, which, in the case of stamp duty, will be rounded up to £5 or multiples thereof. Such a transfer of X-CAPs in bearer form will give rise to a charge to UK SDRT, generally, at the rate of 1.5% of the price of the X-CAPs transferred. A charge to UK SDRT will also arise on the issue of X-CAPs whether in registered or bearer form (i) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts or (ii) to, or to a nominee for, a person whose business is or includes the provision of clearance services, generally at the rate of 1.5% of the price of the X-CAPs issued.

PROs
United States Payments of interest on a PRO (including any UK tax withheld therefrom) will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the company, as determined for US federal income tax purposes. Payments will not be eligible for the dividends received deduction allowed to corporations. For foreign tax credit limitation purposes, payments will generally constitute ‘passive income’, or in the case of certain US Holders, ‘financial services income’. A US Holder who is entitled under the Treaty to a refund of UK tax, if any, withheld on a payment will not be entitled to claim a foreign tax credit with respect to such tax. See ‘United Kingdom – Taxation of Payments of Interest’ below for a discussion of circumstances in which UK withholding may apply.

A US Holder will, upon the sale, exchange or redemption of a PRO, generally recognise a capital gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realised (excluding any amount in respect of mandatory interest and any Missed Payments which are to be satisfied on a Missed Payment Satisfaction Date, which would be treated as ordinary income) and the US Holder’s tax basis in the PRO (assuming, in the case of a redemption, that such US Holder does not own, and is not deemed to own, any ordinary shares of the company). A US Holder who is liable for both UK and US tax on a gain recognised on the disposal of PROs will generally be entitled, subject to certain limitations, to credit the UK tax against its US federal income tax liability in respect of such gain.

United Kingdom
Taxation of payments of interest Payments of interest will not be subject to withholding or deduction for or on account of UK taxation as long as the PROs are and remain at all times listed on a ‘recognised stock exchange’ within the meaning of section 841 of the Income and Corporation Taxes Act 1988. So long as the PROs are so listed, withholding will not be required. In all other cases an amount must be withheld on account of UK income tax at the lower rate (currently 20%) subject to any direction to the contrary by the Inland Revenue under the Treaty and except that the withholding obligation is disapplied in respect of payments to persons who the Issuer reasonably believes are within the charge to corporation tax or fall within various categories enjoying a special tax status (including charities and pension funds), or are partnerships consisting of such persons (unless the Inland Revenue directs otherwise). Where interest has been paid under deduction of UK withholding tax, US Holders may be able to recover the tax deducted under the Treaty.

Any paying agent or other person by or through whom interest is paid to, or by whom interest is received on behalf of, an individual, may be required to provide information in relation to the payment and the individual concerned to the UK Inland Revenue. The Inland Revenue may communicate this information to the tax authorities of other jurisdictions.

The UK Inland Revenue confirmed at around the time of the issue of the PROs that interest payments would not be treated as distributions for UK tax purposes (i) by reason of the fact that interest may be deferred under the terms of issue or (ii) by reason of the undated nature of the PROs, provided that at the time an interest payment is made, the PROs are not held by a company which is ‘associated’ with the company or by a ‘funded company’. A company will be associated with the company if, broadly speaking, it is part of the same group as the company. A company will be a ‘funded company’ for these purposes if there are arrangements involving that company being put in funds (directly or indirectly) by the company, or an entity associated with the company. In this respect, the Inland Revenue has confirmed that a company holding an interest in the PROs which incidentally has banking facilities with any company associated with the company will not be a ‘funded company’ by virtue of such facilities.

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

Inheritance tax In relation to PROs held through DTC (or any other clearing system), the position on the UK inheritance tax is not free from doubt in respect of a lifetime transfer, or death of, a US Holder who is not domiciled in the UK for inheritance tax purposes; the UK Inland Revenue are known to consider that the situs of securities held in this manner is not necessarily determined by the place where the securities are registered. In appropriate circumstances, there may be a charge to UK inheritance tax as a result of a lifetime transfer at less than fair market value by, or on the death of, such a US Holder. However, exemption from, or a reduction of, any such UK tax liability may be available under the Estate Tax Treaty.

Stamp duty and SDRT No stamp duty, SDRT or similar tax is imposed in the UK on the issue, transfer or redemption of the PROs.

Exchange controls
The company has been advised that there are currently no UK laws, decrees or regulations which would prevent the remittance of dividends or other payments to non-UK resident holders of the company’s non-cumulative dollar preference shares.

There are no restrictions under the articles of association of the company or under UK law, as currently in effect, which limit the right of non-UK resident owners to hold or, when entitled to vote, freely to vote the company’s non-cumulative dollar preference shares.

Documents on display Documents concerning the company may be inspected at 42 St Andrew Square, Edinburgh, EH2 2YE (telephone 0131 556 8555).

In addition, we file reports and other information with the SEC. You can read and copy these reports and other information at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room or at the offices of The New York Stock Exchange, on which certain of our securities are listed, at 20 Broad Street, New York, New York 10005. The SEC also maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

page 182	SEC Form 20-F cross reference guide

Item	Item Caption	Pages

PART I
1	Identity of Directors, Senior Management and Advisers	Not applicable[1]
2	Offer Statistics and Expected Timetable	Not applicable
3	Key Information
	Selected financial data	155 - 159, 185
	Capitalisation and indebtedness	Not applicable
	Reasons for the offer and use of proceeds	Not applicable
	Risk factors	9
4	Information on the Company
	History and development of the Company	6 - 8, 74, 167, 171
	Business overview	6 - 8, 162 - 165
	Organisational structure	6, 167
	Property, plant and equipment	117, 165
5	Operating and Financial Review and Prospects
	Operating results	1 - 5, 10 - 49, 52 - 59, 64 - 66
	Liquidity and capital resources	48 - 49, 60 - 62, 65
	Research and development, patents, licences etc	Not applicable
	Trend information	3, 5, 185
6	Directors, Senior Management and Employees
	Directors and senior management	72 - 73
	Compensation	80 - 89
	Board practices	78 - 79, 83 - 85
	Employees	43, 76 - 77
	Share ownership	76, 87, 90
7	Major Shareholders and Related Party Transactions
	Major shareholders	75, 166
	Related party transactions	166
	Interests of experts and counsel	Not applicable
8	Financial Information
	Consolidated statements and other financial information	92 - 154, 166
	Significant changes	166

1 “Not applicable” in this cross-reference guide means an item is not required because this Form 20-F is filed as an Annual Report, not applicable to the Group or otherwise not included herein.

Item	Item Caption	Pages

9	The Offer and Listing
	Offer and listing details	169 - 170, 185
	Plan of distribution	Not applicable
	Markets	169 - 170, 185
	Selling shareholders	Not applicable
	Dilution	Not applicable
	Expenses of the issue	Not applicable
10	Additional Information
	Share capital	Not applicable
	Memorandum and articles of association	171 - 176
	Material contracts	166
	Exchange controls	181
	Taxation	176 - 181
	Dividends and paying agents	Not applicable
	Statement of experts	Not applicable
	Documents on display	181
	Subsidiary information	Not applicable
11	Quantitative and Qualitative Disclosure about Market Risk	50 - 71, 130 - 136
12	Description of Securities other than Equity Securities	Not applicable

PART II
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15	Controls and Procedures	78 - 79
16	[Reserved]

PART III
17	Financial Statements	Not applicable
18	Financial Statements	92 - 154
19	Exhibits	186
	Signature	187
	Certifications	188 - 189

page 184	Glossary

Term used	US equivalent or brief description

Accounts	Financial statements
Allotted	Issued
Articles of association	Bylaws
Attributable profit	Net income
Balance sheet	Statement of financial position
Bills	Notes
Called-up share capital	Ordinary shares, issued and fully paid
Capital allowances	Tax depreciation allowances
Creditors	Payables
Dealing	Trading
Debtors	Receivables
Deferred tax	Deferred income tax
Depreciation	Amortisation
Fees and commissions payable	Fee and commission expense
Fees and commissions receivable	Fee and commission income
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Interest payable	Interest expense
Interest receivable	Interest income
Interests in associated undertakings	Long-term equity investments accounted for by the equity method
Loan capital	Long-term debt
Loans and advances	Loan and lease receivables
Memorandum items	Commitments and contingencies
Nominal value	Par value
Ordinary shares	Common stock
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account
Preference shares	Preferred stock
Property	Real estate
Profit and loss account	Income statement
Profit and loss account reserve	Retained earnings
Provisions	Allowances
Revaluation reserve	Increase or temporary decrease in the valuation of certain assets as compared with historical cost
Share capital	Ordinary shares or common stock issued and fully paid
Shareholders’ funds	Shareholders’ equity
Shares in issue	Shares outstanding
Share premium account	Additional paid-in capital
Tangible fixed assets	Property, plant and equipment
Write-offs	Charge-offs

Published by The Royal Bank of Scotland Group plc. Printed by Pillans & Waddies, Edinburgh.

Supplementary Form 20-F information

Trend information

In line with undertakings given by the Group and three other major clearing banks to the Office of Fair Trading (“OFT”), the Group’s SME customers have been offered, with effect from 1 January 2003, the choice of either receiving interest on current accounts at a prescribed rate or free core money transmission services. This, together with competitive pressures and the low interest rate environment, is likely to adversely affect the Group’s net interest margin.

The Group, along with seven other clearing banks, has also given undertakings to the OFT to implement behavioural remedies, including measures to achieve speedy and error free switching of accounts between banks, unbundling of services and improving market information and transparency.

Despite international uncertainty casting a shadow over the key economies in which it operates, the Group considers that its strength, diversity and flexibility present many options for future growth not only in the UK, but also in the US and in Continental Europe.

Exchange rates

US dollars per £1	February 2003

Noon Buying Rate
High	1.6480
Low	1.5727

On 18 March 2003, the Noon Buying Rate was £1.00 = $1.5624.

Trading market

		Series D	Series E	Series F	Series G	Series H	Series I	Series J	Series K	Series X
Figures in US$		ADSs	ADSs	ADSs	ADSs	ADSs	ADSs	ADSs	ADSs	X-CAPs	PROs

February 2003	High	28.65	28.85	28.00	25.85	26.35	27.30	28.00	27.65	27.15	118.65
	Low	26.77	27.85	27.40	27.65	26.02	26.88	27.30	27.24	26.82	115.59

Note
Series B and Series C were redeemed on 30 January 2003.

Exhibits

Exhibit Number	Description

1.1*	Memorandum and Articles of Association of The Royal Bank of Scotland Group plc
4.1*	Service contract for Fred Goodwin
4.2*	Service contract for Iain Robertson
4.2.1	Variation agreement to service contract for Iain Robertson
4.3*	Service contract for Norman McLuskie
4.4*	Service contract for Fred Watt
4.5*	Service contract for Gordon Pell
4.5.1	Variation agreement to service contract for Gordon Pell
4.6*	Service contract for Larry Fish
7.1	Explanation of ratio calculations
8.1	Principal subsidiaries of The Royal Bank of Scotland Group plc
10.1	Independent auditors’ consent

*Previously filed.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

The Royal Bank of Scotland Group plc
Registrant

/s/ Fred Watt

Fred Watt
Group Finance Director

19 March 2003

I, Frederick Anderson Goodwin, certify that:

1. I have reviewed this annual report on Form 20-F of The Royal Bank of Scotland Group plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”) and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 19 March 2003

 /s/ Fred Goodwin
Group Chief Executive

I, Frederick Inglis Watt, certify that:

1. I have reviewed this annual report on Form 20-F of The Royal Bank of Scotland Group plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 19 March 2003

 /s/ Fred Watt
Group Finance Director

Exhibit Index

Exhibit Number	Description

1.1*	Memorandum and Articles of Association of The Royal Bank of Scotland Group plc
4.1*	Service contract for Fred Goodwin
4.2*	Service contract for Iain Robertson
4.2.1	Variation agreement to service contract for Iain Robertson
4.3*	Service contract for Norman McLuskie
4.4*	Service contract for Fred Watt
4.5*	Service contract for Gordon Pell
4.5.1	Variation agreement to service contract for Gordon Pell
4.6*	Service contract for Larry Fish
7.1	Explanation of ratio calculations
8.1	Principal subsidiaries of The Royal Bank of Scotland Group plc
10.1	Independent auditors’ consent

*Previously filed.