Form 20-F
period 2003-12-31
ROYAL BANK OF SCOTLAND GROUP PLC
filed 2004-04-26
CIK 844150

FORM 20-F

(Mark one)	☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR	☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended		31 December 2003

OR	☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

Commission file number		1-10306

The Royal Bank of Scotland Group plc
Scotland
42 St Andrew Square, Edinburgh EH2 2YE United Kingdom

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares Series D, E, F, G, H, I, J and K, each representing one Non-Cumulative Dollar Preference Share, Series D, E, F, G, H, I, J and K, respectively	New York Stock Exchange
Exchangeable Capital Securities, Series A and B	New York Stock Exchange
Non-Cumulative Dollar Preference Shares*	New York Stock Exchange
Dollar Perpetual Regulatory tier one securities, Series 1	New York Stock Exchange

* Issuable upon exchange of the Exchangeable Capital Securities

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares of 25 pence each	2,963,335,412	Non-cumulative dollar preference shares, Series D to K	82,000,000
Non-voting Deferred Shares	2,660,556,304	Non-cumulative convertible dollar preference shares, Series 1 to 3	1,900,000
11% cumulative preference shares	500,000	Non-cumulative convertible euro preference shares, Series 1	750,000
5½% cumulative preference shares	400,000	Non-cumulative convertible sterling preference shares, Series 1	200,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
	☒	YES	☐	NO

Indicate by check mark which financial statement item the registrant has elected to follow.	☐	Item 17	☒	Item 18

SEC Form 20-F cross reference guide

Item	Item Caption	Pages

PART I
1	Identity of Directors, Senior Management and Advisers	Not applicable

2	Offer Statistics and Expected Timetable	Not applicable

3	Key Information
	Selected financial data	150 - 153, 161
	Capitalisation and indebtedness	Not applicable
	Reasons for the offer and use of proceeds	Not applicable
	Risk factors	6

4	Information on the Company
	History and development of the Company	4 - 6, 64, 178
	Business overview	4 - 6, 164 - 168
	Organisational structure	4, 178
	Property, plant and equipment	168

5	Operating and Financial Review and Prospects
	Operating results	11 - 41
	Liquidity and capital resources	40 - 41, 50 - 53, 162 - 163
	Research and development, patents, licences etc	Not applicable
	Trend information	7, 161
	Off balance sheet arrangements	162-163
	Contractual obligations	163

6	Directors, Senior Management and Employees
	Directors and senior management	62 - 63
	Compensation	72 - 81
	Board practices	68 - 71
	Employees	37, 66 - 67
	Share ownership	66, 79, 82

7	Major Shareholders and Related Party Transactions
	Major shareholders	65, 168
	Related party transactions	166
	Interests of experts and counsel	Not applicable

8	Financial Information
	Consolidated statements and other financial information	86 - 148
	Significant changes	148

i

Item	Item Caption		Pages

9	The Offer and Listing
		Offer and listing details	171 - 172
		Plan of distribution	Not applicable
		Markets	171 - 172
		Selling shareholders	Not applicable
		Dilution	Not applicable
		Expenses of the issue	Not applicable

10	Additional Information
		Share capital	Not applicable
		Memorandum and articles of association	173
		Material contracts	168
		Exchange controls	177
		Taxation	173 - 177
		Dividends and paying agents	Not applicable
		Statement of experts	Not applicable
		Documents on display	178
		Subsidiary information	Not applicable

11	Quantitative and Qualitative Disclosure about Market Risk		42 - 59,
122 - 126,
154 - 160
12	Description of Securities other than Equity Securities		Not applicable

PART II
13	Defaults, Dividend Arrearages and Delinquencies		Not applicable

14	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable

15	Controls and Procedures.		68 - 71

16	[Reserved]

16A	A	Audit Committee financial expert	69
	B	Code of ethics	67
	C	Principal Accountant Fees and services	99
	D	Exemptions from the Listing Standards for Audit Committee	Not applicable

PART III
17	Financial Statements		Not applicable

18	Financial Statements		86 - 148

19	Exhibit Index		181
	Signature		182

ii

Operating and financial review

Contents

Presentation of information	2

Forward-looking statements	3

Description of business	4

Risk factors	6

Critical accounting policies	7

Accounting developments	9

Financial highlights	11

Summary consolidated profit
and loss account	12

Analysis of results	17

Divisional performance	25

Consolidated balance sheet	38

Cash flow	40

UK GAAP compared with US GAAP	41

Capital resources	41

Risk management	42

Presentation of information

In the Report and Accounts, and unless specified otherwise, the term ‘company’ means The Royal Bank of Scotland Group plc, ‘RBS’ or the ‘Group’ means the company and its subsidiary undertakings, ‘the Royal Bank’ means The Royal Bank of Scotland plc and ‘NatWest’ means National Westminster Bank Plc.

The company publishes its financial statements in pounds sterling (“£” or “sterling”). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United Kingdom (“UK”). Reference to ‘dollars’ or ‘$’ are to United States of America (“US”) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘ €’ represents the ‘euro’, the European single currency and the abbreviations ‘ €m’ and ‘€ bn’ represent millions and thousands of millions of euros, respectively.

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

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

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

For a further discussion of certain risks faced by the Group, see Risk factors on page 6.

Operating and financial review

Description of business

Introduction

The Royal Bank of Scotland Group plc is the holding company of one of the world’s largest banking and financial services groups, with a market capitalisation of £49 billion at the end of 2003. Headquartered in Edinburgh, the Group operates in the UK and internationally through its two principal subsidiaries, The Royal Bank of Scotland plc (“the Royal Bank”), and National Westminster Bank Plc (“NatWest”). Both the Royal Bank and NatWest are major UK clearing banks whose origins go back over 275 years. The Group has a large and diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers.

The Group had total assets of £455 billion and ordinary shareholders’ equity of £25.2 billion at 31 December 2003. It is strongly capitalised with a total capital ratio of 11.8% and tier 1 capital ratio of 7.4% as at 31 December 2003.

Organisational structure and business overview

The Group’s activities are organised in the following business divisions: Corporate Banking and Financial Markets, Retail Banking, Retail Direct, Manufacturing, Wealth Management, RBS Insurance, Ulster Bank and Citizens. A description of each of the divisions is given below.

Corporate Banking and Financial Markets (“CBFM”) is the largest provider of banking services to medium and large businesses in the UK and the leader in the UK in asset finance. It provides an integrated range of products and services to mid-sized and large corporate and institutional customers in the UK and overseas. These services include corporate and commercial banking, treasury and capital markets products, structured and leveraged finance, trade finance, leasing and factoring.

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

During 2003, CBFM acquired Nordisk Renting AB, a Swedish leasing company.

Retail Banking comprises both the Royal Bank and NatWest retail brands. It offers a full range of banking products and related financial services to the personal, premium and small business markets.

To meet its customers’ needs in the personal banking market, Retail Banking offers a variety of products: money transmission, savings, loans, mortgages and insurance. In the small business market, Retail Banking provides a full range of services which include money transmission and cash management, short, medium and long-term financial and deposit products and insurance. Customer choice and flexibility is at the heart of the Retail Banking proposition and a number of options are available to customers for carrying out their day to day banking transactions through branches, ATMs, the internet, and the telephone.

Retail Direct issues a comprehensive range of credit, charge and debit cards to personal and corporate customers and engages in merchant acquisition and processing facilities for retail businesses. It also includes Tesco Personal Finance (“TPF”), The One account (formerly Virgin One), Direct Line Financial Services (“DLFS”), Lombard Direct, WorldPay Limited, the Group’s internet banking platform, the Primeline brand and in Europe, the Comfort Card businesses, all of which offer products to customers through direct channels.

During 2003, Retail Direct acquired the credit card and personal loans portfolios of Santander Direkt Bank in Germany.

Manufacturing supports the customer facing businesses, mainly CBFM, Retail Banking, Retail Direct and Wealth Management, and provides operational technology, customer support in telephony, account management and money transmission, global purchasing, property and other services.

Manufacturing drives optimum efficiencies in high volume processing activities, leverages the Group’s purchasing power and has become a centre of excellence for managing large scale and complex change programmes such as integration.

Wealth Management comprises various private banking subsidiaries and offshore banking businesses. The Coutts Group brings together businesses that focus on private banking through the Coutts, the Royal Bank and the NatWest private banking brands. Adam & Company is a private bank operating primarily in Scotland. The offshore banking businesses – The Royal Bank of Scotland International and NatWest Offshore – deliver retail banking services to local expatriate customers, and corporate banking and treasury services to corporate, intermediary and institutional clients, principally in the Channel Islands, the Isle of Man and Gibraltar.

During 2003, the Miami-based Latin American operations of Coutts were sold and the acquisition of Bank von Ernst & Cie AG, a private bank based in Switzerland, was completed.

RBS Insurance was established following the acquisition of Churchill Insurance Group on 1 September 2003. RBS Insurance comprises all companies from the Direct Line and Churchill Groups. Direct Line and Churchill sell and underwrite retail and wholesale insurance on the telephone and the internet in the UK and overseas. UKI Partnerships is a leading wholesale provider of insurance and motoring related services. The National Insurance and Guarantee Corporation sells personal and commercial insurance products through a network of independent financial advisers, while Intergroup acts as a travel insurance intermediary and Devitt Insurance Services operates as a specialist travel broker administrator.

The combined strength of Direct Line and Churchill makes RBS Insurance the second largest general insurer in the UK, by gross earned premiums.

Ulster Bank provides a comprehensive range of retail and wholesale financial services in Northern Ireland and the Republic of Ireland. Retail Banking has a network of branches throughout Ireland and operates in the personal, commercial and wealth management sectors. Corporate Banking and Financial Markets provides a wide range of services in the corporate and institutional markets.

On 6 October 2003, the Group announced that it had agreed the terms of a recommended acquisition for cash of First Active plc. The acquisition was completed in January 2004.

First Active and Ulster Bank have retained their own distinctive brands, branch networks and customer propositions. The acquisition enables the Group to sell First Active’s competitive range of mortgage and savings products to Ulster Bank customers, and Ulster Bank’s wide range of banking products, to First Active customers.

Citizens is engaged in retail and corporate banking activities through its branch network in the states of Rhode Island, Connecticut, Massachusetts, New Hampshire, Pennsylvania, Delaware and New Jersey. Citizens is the second largest commercial banking organisation in New England and the 13th largest commercial banking organisation in the US measured by deposits. Citizens provides a full range of retail and corporate banking services, including personal banking, residential mortgages and home equity loans. In addition, Citizens engages in a wide variety of commercial loans (including real estate), consumer lending, credit card services, trust services and retail investment services. Citizens also operates subsidiaries primarily engaged in equipment lease financing.

During 2003, Citizens completed the acquisitions of Commonwealth Bancorp, Inc., Port Financial Corp. (the holding company of CambridgePort Bank) and Community Bancorp, Inc. (the holding company of Community National Bank). It also announced the acquisition of Thistle Group Holdings, Co., the holding company of Roxborough Manayunk Bank, which was completed in January 2004.

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

The Group holds 2.83% of SCH’s capital stock and SCH holds 5.15% of the company’s ordinary shares.

Competition

The Group faces intense competition in the markets it serves. In the UK, the Group’s principal competitors are the other UK retail and commercial banks, building societies (which are similar to savings and loans associations in the US) and the other major international banks represented in London.

Competition for corporate and institutional customers in the UK remains strong. In addition to the UK banks, large foreign financial institutions are also active and offer combined investment and commercial banking capabilities. In asset finance, Lombard competes with banks and specialised asset finance providers, both captive and non-captive.

In the small business banking market, where competition remains strong, the Group competes with other UK clearing banks, with specialist finance providers and building societies.

In the personal banking segment, competition remains intense. In addition to UK banks and building societies, major retailers, life assurance companies and internet-only players are active participants. The mortgage market has remained highly competitive, with re-mortgaging activity by customers at a high level. NatWest Life and Royal Scottish Assurance compete with Independent Financial Advisors and life assurance companies. The competitive situation in the long term savings market is dynamic due to regulatory change and the impact of volatile securities markets on consumer confidence.

The UK credit card market is highly competitive. Large retailers and specialist card issuers, including major US operators, are active in the market in addition to the UK banks and building societies. There has been some consolidation in the market as larger players have acquired smaller portfolios, but non-bank new entrants are continuing to grow in importance in the marketplace. Competition is across a range of dimensions, including aggressive pricing, loyalty and reward schemes, and packaged benefits. In addition to physical distribution channels, providers compete through direct marketing activity and, increasingly, the internet.

In Wealth Management, The Royal Bank of Scotland International and NatWest Offshore compete with other UK and international banks to offer offshore banking services. Coutts Group and Adam & Co. compete as private banks with UK clearing and private banks, and with international private banks. Difficult market conditions have seen some retrenchment of competitive activity, particularly in the mass-affluent segment.

RBS Insurance competes in personal lines insurance. The market is highly competitive. There is competition from a range of insurance companies which now operate telephone and internet direct sales businesses. RBS Insurance also competes in the direct motor insurance markets in Spain, Italy and Germany with the local insurance companies.

In Northern Ireland and the Republic of Ireland, Ulster Bank competes in retail and commercial banking with the major Irish banks and building societies, and with other UK and

Operating and financial review continued

international banks and building societies active in the market. Competition is intensifying as both UK and Irish institutions seek to expand their businesses.

In the United States, Citizens competes in the New England and Mid-Atlantic retail and mid-corporate banking markets with local and regional banks and other financial institutions. The Group also competes in the US in large corporate lending and specialised finance markets, and in fixed-income trading and sales. Competition is principally with the large US commercial and investment banks and international banks active in the US.

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

The financial performance of the Group is affected by borrower credit quality and general economic conditions, in particular in the UK and the US

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group’s businesses. Adverse changes in the credit quality of the Group’s borrowers and counterparties or a general deterioration in UK, US or global economic conditions, or arising from systemic risks in the financial systems, could affect the recoverability and value of the Group’s assets and require an increase in the provision for bad and doubtful debts and other provisions.

Changes in interest rates, foreign exchange rates, equity prices and other market factors affect the Group’s business

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

Each of the Group’s businesses is subject to substantial regulation and regulatory oversight. Any significant regulatory developments could have an effect on how the Group conducts its business and on the Group’s results of operations

The Group is subject to financial services laws, regulations, administrative actions and policies in each location in which the Group operates. This supervision and regulation, in particular in the UK, if changed could materially affect the Group’s business, the products and services offered or the value of assets.

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

Trend information

The Competition Commission recommended a number of pricing and behavioural remedies following its inquiry into the UK market for small business banking. The Group has implemented the pricing remedies with effect from 1 January 2003 and offered the Group’s SME customers interest on current accounts. The Group has also given undertakings to implement the behavioural remedies. These behavioural remedies include measures to ease the process of switching of accounts between banks and to enable terms and conditions to be compared between banks and were implemented on 31 December 2003, as required by the OFT.

During 2003 there were signs of improving economic conditions in the United States and Continental Europe, while the United Kingdom economy maintained its positive trend. In the United States, monetary and fiscal policies remain expansive. Overall, while the economic outlook seems brighter, a level of uncertainty and fragility remains.

Litigation

In December 2003, members of the Group were joined as defendants in a number of legal actions in the United States following the collapse of Enron. Collectively, the claims are, to a substantial degree, unquantified and in each case they are made against large numbers of defendants. The Group intends to defend these claims vigorously. The US Courts dealing with the main Enron actions have ordered that the Group join the non-binding, multi-party mediation which commenced in late 2003. Based on current knowledge including applicable defences and given the unquantified nature of these claims, the directors are unable at this stage to predict with certainty the eventual loss, if any, in these matters. In addition, pursuant to requests received from the Securities and Exchange Commission and the Department of Justice, the Group has been providing copies of Enron-related materials to these authorities and continues to co-operate fully with them.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The directors of the company have reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with the Group’s legal advisers are satisfied that the outcome of these claims and proceedings will not have a material adverse effect on the Group’s consolidated net assets, results of operations or cash flows.

Critical accounting policies

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The Group’s principal accounting policies are set out on pages 87 to 90. UK company law and accounting standards require the directors, in preparing the Group’s financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. Where UK GAAP allows a choice of policy, Financial Reporting Standard (“FRS”) 18 ‘Accounting Policies’ requires an entity to adopt those policies judged to be most appropriate to its particular circumstances for the purpose of giving a true and fair view.

The judgements and assumptions involved in the Group’s accounting policies that are most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by the Group would affect its reported results.

Provisions for bad and doubtful debts

The Group provides for losses existing in its lending book so as to state its impaired loan portfolio at its expected ultimate net realisable value. Specific provisions are established against individual exposures and the general provision covers advances impaired at the balance sheet date but which have not been identified as such. Bad and doubtful debt provisions made during the year less amounts released and recoveries of amounts written-off in previous years are charged to the profit and loss account. Loans and advances are reported on the balance sheet net of specific and general provisions.

For certain homogeneous portfolios, including credit card receivables and other personal advances including mortgages, specific provisions are established on a portfolio basis, taking into account the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends. The most significant factors in establishing these provisions are the expected loss rates and the related average life. These factors are kept under constant review by the Group.

For loans and advances that are individually assessed, the specific provision is determined from a review of the financial condition of the borrower and any guarantor and takes into account the customer’s debt capacity and financial flexibility; the level and quality of earnings; the amount and sources of cash flows; the industry in which the customer operates; and the realisable value of any security held. The most significant estimates that affect the quantum of a specific provision are the amounts and timing of receipts from the borrower and the amount that will be recovered from any security held.

Evaluating these estimates involves significant judgement as receipts will depend on the future performance of the borrower and the value of security, both of which will be affected by future economic conditions. Additionally, the security may not be readily marketable.

The general provision covers bad and doubtful debts that have not been separately identified at the balance sheet date but are known to be present in any portfolio of advances. The level of general provision is assessed in the light of past experience and reflects the size and diversity of the Group’s loan portfolio, the current state of the economies in which the Group operates, other factors affecting the business environment, recent trends in companies going into administration, receivership and bankruptcy and the Group’s monitoring and control procedures, including the scope of specific provisioning procedures.

The future credit quality of the Group’s lending book is subject to uncertainties that could cause actual credit losses to differ materially from reported loan loss provisions. These uncertainties include the economic environment, notably interest rates and their effect on customer spending, the unemployment level, payment behaviour and bankruptcy trends and changes in the Group’s portfolios.

Loans and advances – recognition of interest income

Where the collectibility of interest is in doubt it is excluded from the profit and loss account but is credited to an interest in suspense account. As interest charged to overdraft accounts loses its identity, the determination of the collectibility is generally achieved through individual file reviews. However, for some products, such as personal loans and credit cards, suspension of interest is automated based on the number of payments in arrears. Such automated suspension of interest may be accelerated in the event of death, bankruptcy, legal proceedings or financial hardship. Notwithstanding any arrears, where it is established that the customer is able to cover interest, it is credited to the profit and loss account. Loans classified as impaired and any related suspended interest are written-down to their estimated net realisable value when it is determined that there is no realistic prospect of recovery of all or part of the loan.

Operating and financial review continued

Fair value

Securities and derivatives held for trading purposes are recognised in the financial statements at fair value. In the balance sheet, trading securities are included within Treasury and other eligible bills, Debt securities and Equity shares as appropriate. Positive fair values (assets) of trading derivatives are included in Other assets and negative fair values (liabilities) in Other liabilities. Positive and negative fair values of trading derivatives are offset where the contracts have been entered into under master netting agreements or other agreements that give a legally enforceable right of set-off. Gains or losses arising from changes in fair value are included in Dealing profits in the profit and loss account.

Fair value is the value at which a position could be closed out or sold in a transaction to a willing and knowledgeable counterparty over a reasonable period of time under current market conditions. Fair values are determined by reference to observable market prices where available and reliable. Where representative market prices for an instrument are not available or are unreliable because of poor liquidity, the fair value is derived from prices for its components using appropriate pricing or valuation models that are based on independently sourced market parameters, including interest rate yield curves, option volatilities and currency rates.

Securities carried at fair value include government, asset-backed and corporate debt obligations and corporate equity shares. Fair value for a substantial proportion of these instruments is based on observable market prices or derived from observable market parameters. Determining fair value for such instruments does not involve significant judgement. Where observable prices are not available or if a position could be liquidated only at an unfavourable price or over an extended period, fair value is based on appropriate valuation techniques or management estimates.

The Group’s derivative products include swaps, forwards, futures and options. Exchange traded instruments are valued using quoted prices. The fair value of over-the-counter instruments is derived from pricing models which take account of contract terms, including maturity, as well as quoted market parameters such as interest rates and volatilities. Most of the Group’s pricing models do not entail material subjectivity because the methodologies utilised do not incorporate significant judgement and the parameters included in the models can be calibrated to actively quoted market prices. Values established from pricing models are adjusted for credit risk, liquidity risk and future operational costs.

The table below analyses the Group’s assets and liabilities carried at fair value according to the basis on which fair value is determined.

	Assets carried at fair value		Liabilities carried at fair value

Fair value at 31 December 2003 is based on:	Securities purchased %	Derivatives %	Securities sold %	Derivatives %

Quoted market prices	99	1	99	1
Internal models	1	99	1	99

	100	100	100	100

General insurance claims

The Group makes provision for the full cost of settling outstanding claims arising from its general insurance business at the balance sheet date, including claims estimated to have been incurred but not yet reported at that date and claims handling expenses. Claims are recognised in the accounting period in which the loss occurs.

Provisions are determined by management based on experience of claims settled and on statistical models which require certain assumptions to be made regarding the incidence, timing and amount of claims and any specific factors such as adverse weather conditions. In order to calculate the total provision required, the historical development of claims is analysed using statistical methodology to extrapolate, within acceptable probability parameters, the value of outstanding claims at the balance sheet date. Also included in the estimation of outstanding claims are other assumptions such as the inflationary factor used for bodily injury claims which is based on historical trends and, therefore, allows for some increase due to changes in common law and statute. Costs for both direct and indirect claims handling expenses are also included. Outward reinsurance recoveries are accounted for in the same accounting period as the direct claims to which they relate.

The outstanding claims provision is based on information available to management and the eventual outcome may vary from the original assessment. Actual claims experience may differ from the historical pattern on which the estimate is based and the cost of settling individual claims may exceed that assumed.

Goodwill

The Group capitalises goodwill arising on the acquisition of businesses, as disclosed in the Accounting policies. Under UK GAAP goodwill is amortised and there is a rebuttable presumption that the useful economic life of purchased goodwill does not exceed 20 years from the date of acquisition. The useful economic life of acquired goodwill is assessed on the basis of the type and diversity of the business, its location and the markets in which it operates. Under US GAAP goodwill is not amortised but is subject to annual review for impairment.

An impairment test is designed to assess the recoverable amount of an asset or, in the case of goodwill, an operating segment, by comparing its carrying value with the discounted value of future cash flows that it will generate. Impairment testing inherently involves a number of judgmental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting, the valuation of the separable assets of each business whose goodwill is being reviewed and an assessment of the discount rate appropriate to the business. Under UK GAAP, impairment tests are only undertaken in the year following an acquisition or when there is evidence that impairment might have occurred. US GAAP requires annual impairment tests that are different from any UK tests and accordingly they may support a different carrying value for the asset being tested.

Accounting developments

UK GAAP

The Accounting Standards Board published FRS 5 Application Note G Revenue recognition that is applicable to the Group for the year ended 31 December 2003. No changes to the Group’s revenue recognition policies were required.

UITF Abstract 37 ‘Purchases and sales of own shares’ had no impact on the Group because no own shares are deemed to be under the control of Group companies.

UITF Abstract 38 ‘Accounting for ESOP trusts’ and the consequential amendment to UITF Abstract 17 ‘Employee shares schemes’ which are mandatory for accounting periods ending on or after 23 June 2004 are not expected to have a material effect on the Group.

International Financial Reporting Standards

In June 2002, the European Union adopted a regulation that requires, from 1 January 2005, listed companies to prepare their financial statements in accordance with international accounting standards. The Group’s 2005 financial statements will therefore be prepared in accordance with International Financial Reporting Standards (“IFRS”). These comprise not only IFRS but also International Accounting Standards (“IAS”).

In the light of the European Union decision, the International Accounting Standards Board (“IASB”) announced its commitment to have a platform of high quality, improved standards in place by the end of March 2004 and its intention to avoid mandatory accounting changes between 2004 and 2006. Adoption of new standards issued in that period would be discretionary. A number of new or revised standards that will be effective for 2004 have only recently, or not yet, been finalised. These include standards of major significance for the Group, in particular IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. Revised versions of IAS 32 and IAS 39 were published on 18 December 2003 and the IASB’s proposals on macro-hedging were issued at the end of March 2004. Nevertheless, there can be no certainty about the applicable accounting standards in respect of 2005 until IAS 32 and IAS 39 are ratified by the European Union.

During 2003, the Group initiated a programme to change its accounting policies and practices to be IFRS compliant by 2005. A dedicated project team has been assembled and separate work streams established for each difference in accounting that will require significant effort to implement. Activities during 2003 included documenting differences between the Group’s current accounting policies and IFRS, detailed planning for the move to IFRS, identification of implementation methodologies, the specification of IT requirements and raising awareness of IFRS throughout the Group.

IFRS differ in certain significant respects from the Group’s accounting policies under UK GAAP. The summary below outlines the important differences for the Group in respect of recognition and measurement on the basis of extant IFRS that will be effective for 2005, including revised IAS 32 and IAS 39:

Dividends – IFRS require dividends payable to be recorded in the period in which they are declared whereas under UK GAAP dividends are recorded in the period to which they relate.

Computer software – under UK GAAP, most software development costs are written off as incurred. Under IFRS, such costs are capitalised if certain conditions are met and amortised over the estimated useful life of the software.

Pensions – under UK GAAP, the cost of defined benefit pension schemes and healthcare plans is determined by independent professionally qualified actuaries using the projected unit method and recognised on a systematic basis over employees’ service lives. Scheme liabilities are discounted at a long-term stable rate. Under IFRS, scheme liabilities are discounted at the market rate on high quality corporate bonds. Actuarial gains and losses must be amortised, on a straight-line basis over the expected average remaining working lives of employees, to income or expense if they amount cumulatively to more than 10% of the present value of scheme liabilities or 10% of the fair value of scheme assets.

Financial instruments: financial assets – under UK GAAP, loans are measured at cost less provisions for bad and doubtful debts, derivatives held for trading are carried at fair value and hedging derivatives are accounted for in accordance with the treatment of the item being hedged (see ‘Derivatives and hedging’ below), and securities are classified as being held as investment securities, or held for dealing purposes. Investment debt securities are stated at cost less provision for any permanent diminution in value. Premiums and discounts on dated securities are amortised to interest income over the period to maturity. Other securities are carried at fair value. Under IFRS, financial assets are classified into held-to-maturity; available-for-sale; held for trading; designated as fair value through profit or loss; and loans and receivables. Financial assets classified as held-to-maturity or as loans and receivables are carried at amortised cost. Other financial assets are measured at fair value. Changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders’ equity. Changes in the fair value of financial assets held for trading or designated as fair value are taken to the profit and loss account. Financial assets can be classified as held-to-maturity only if they have a fixed maturity and the reporting entity has the positive intention

Operating and financial review continued

and ability to hold to maturity. Trading financial assets are held for the purpose of selling in the near term. IFRS allows any financial asset to be designated as fair value through profit and loss on initial recognition. Unquoted debt financial assets that are not classified as held-to-maturity, held for trading or designated as fair value through profit or loss are categorised as loans and receivables. All other financial assets are classified as available-for-sale.

Effective interest rate and lending fees – under UK GAAP, loan origination fees are recognised when receivable unless they are charged in lieu of interest. IFRS requires origination fees to be deferred and recognised as an adjustment to the effective interest rate on the related financial asset. The effective interest rate is the rate that discounts estimated future cash flows over an instrument’s expected life to its net carrying value. It takes into account all fees and points paid that are an integral part of the yield, transaction costs and all other premiums and discounts. Under IFRS, the carrying value of a financial instrument held at amortised cost is calculated using the effective interest method.

Loan impairment – under UK GAAP, provisions for bad and doubtful debts are made so as to record impaired loans at their ultimate net realisable value. IFRS require impairment losses on financial assets carried at amortised cost to be measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. Impairment must be assessed individually for individually significant assets but can be assessed collectively for other assets.

Financial instruments: financial liabilities – IFRS require all financial liabilities to be measured at amortised cost except those held for trading and those that were designated as fair value through profit and loss on initial recognition. Under UK GAAP, short positions in securities and trading derivatives are carried at fair value, all other financial liabilities are recorded at amortised cost.

Liabilities and equity – under UK GAAP, all issued shares are classified as shareholders’ funds, and analysed between equity and non-equity interests. There is no concept of non-equity shares in IFRS. Instruments are classified between equity and liabilities in accordance with the substance of the contractual arrangements. A non-derivative instrument is classified as equity if it does not include a contractual obligation either to deliver cash or to exchange financial instruments with another entity under potentially unfavourable conditions, and if the instrument will or may be settled by the issue of equity, settlement does not involve the issue of a variable number of shares.

Derivatives and hedging – under UK GAAP, non-trading derivatives are accounted for on an accruals basis in accordance with the accounting treatment of the underlying transaction or transactions being hedged. If a non-trading derivative transaction is terminated or ceases to be an effective hedge, it is re-measured at fair value and any gain or loss amortised over the remaining life of the underlying transaction or transactions being hedged. If a hedged item is derecognised the related non-trading derivative is remeasured at fair value and any gain or loss taken to the profit and loss account. Under IFRS, all derivatives are measured at fair value. Hedge accounting is permitted for three types of hedge relationship: fair value hedge – the hedge of changes in the fair value of a recognised asset or liability or firm commitment; cash flow hedge - the hedge of variability in cash flows from a recognised asset or liability or a forecast transaction; and the hedge of a net investment in a foreign entity. In a fair value hedge the gain or loss on the derivative is recognised in the profit and loss account as it arises offset by the corresponding gain or loss on the hedged item attributable to the risk hedged. In a cash flow hedge and in the hedge of a net investment in a foreign entity, the element of the derivative’s gain or loss that is an effective hedge is recognised directly in equity. The ineffective element is taken to the profit and loss account. Certain conditions must be met for a relationship to qualify for hedge accounting. These include designation, documentation and prospective and actual hedge effectiveness.

Offset – for a financial asset and financial liability to be offset, IFRS require that an entity must intend to settle on a net basis or to realise the asset and settle the liability simultaneously. However, under UK GAAP an intention to settle net is not a requirement for set off, although the entity must have the ability to insist on net settlement and that ability is assured beyond doubt.

Leasing – under UK GAAP, finance lease income is recognised so as to give a level rate of return on the net cash investment in the lease. IFRS require a level rate of return on the net investment in the lease. This means that under UK GAAP tax cash flows are taken into account in allocating income but they are not under IFRS.

Share based payments – IFRS 2 requires recognition of the full economic benefit provided to employees and other suppliers in the form of equity in the reporting entity. Under UK GAAP recognition is limited to the intrinsic value of awards to employees and subject to a minimum recognisable benefit for certain all-employee awards.

Insurance Contracts – Although IFRS 5 generally permits the UK GAAP accounting for insurance contracts to continue after IFRS are adopted, contracts with features of both insurance and deposit arrangements are to be accounted for in two parts. In addition, insurance assets and liabilities consolidated under IFRS are not presented separately as under UK GAAP but aggregated with similar items held by other members of the group.

US GAAP

For a discussion of recent developments in US GAAP relevant to the Group, see Note 53 on the accounts.

Financial highlights

for the year ended 31 December	2003 £m	2002 £m	2001 £m

Total income	19,229	16,815	14,558
Profit before tax	6,159	4,763	4,252
Profit attributable to ordinary shareholders	2,315	1,971	1,868
Cost:income ratio (%) (1)	48.8	55.6	57.5
Basic earnings per share (pence)	79.0	68.4	67.6
Dividend cover (times) (2)	1.6	1.6	1.7
After-tax return on equity (%) (3)	9.3	8.4	8.9

at 31 December	2003 £m	2002 £m	2001 £m

Total assets	455,275	412,000	368,859
Loans and advances to customers	252,531	223,324	190,492
Deposits	304,286	273,881	239,033
Shareholders’ funds	28,099	27,052	26,668
Risk asset ratio
– tier 1 (%)	7.4	7.3	7.1
– total (%)	11.8	11.7	11.5

Notes:
(1)	Cost:income ratio represents operating expenses expressed as a percentage of total income.
(2)	Dividend cover represents the total ordinary dividend expressed as a multiple of profit attributable to ordinary shareholders.
(3)	After-tax return on equity is based on profit attributable to ordinary shareholders and average equity shareholders’ funds.

Operating and financial review continued

Summary consolidated profit and loss account for the year ended 31 December 2003

	2003 £m	2002 £m	2001 £m

Net interest income	8,301	7,849	6,846

Non-interest income (excluding general insurance)	7,867	7,072	6,337
General insurance net premium income	3,061	1,894	1,375

Non-interest income	10,928	8,966	7,712

Total income	19,229	16,815	14,558

Administrative expenses	7,699	7,731	6,835
Depreciation and amortisation
– tangible fixed assets	919	895	881
– goodwill	763	731	651

Operating expenses*	9,381	9,357	8,367

Profit before other operating charges	9,848	7,458	6,191
General insurance net claims	2,195	1,350	948

Operating profit before provisions	7,653	6,108	5,243
Provisions	1,494	1,345	991

Profit on ordinary activities before tax	6,159	4,763	4,252
Tax on profit on ordinary activities	1,910	1,556	1,537

Profit on ordinary activities after tax	4,249	3,207	2,715
Minority interests (including non-equity)	210	133	90

Profit after minority interests	4,039	3,074	2,625
Preference dividends	261	305	358

	3,778	2,769	2,267
Additional Value Shares dividend	1,463	798	399

Profit attributable to ordinary shareholders	2,315	1,971	1,868
Ordinary dividends	1,490	1,267	1,085

Retained profit	825	704	783

Basic earnings per ordinary share	79.0p	68.4p	67.6p

* Integration costs included in operating expenses comprise:
	2003	2002	2001
	£m	£m	£m

Administrative expenses	229	955	850
Depreciation	—	2	25

	229	957	875

2003 compared with 2002

Profit

Profit before tax increased by 29% or £1,396 million, from £4,763 million to £6,159 million.

Total income

The Group achieved strong growth in income during 2003. Total income was up 14% or £2,414 million to £19,229 million. Non-interest income now accounts for 57% of total income.

Net interest income increased by 6% to £8,301 million and represents 43% of total income (2002 – 47%). Average loans and advances to customers and average customer deposits grew by 12% and 8% respectively. The benefit of this growth has more than offset the impact on net interest income of the Competition Commission inquiry into SME banking in the UK and the lower interest rate environment in the UK and the US which have reduced income earned from deposits and investments.

Non-interest income increased by 22% to £10,928 million and represents 57% of total income (2002 – 53%). Fees receivable were up 8% with good growth in lending, transmission and card related fees reflecting higher volumes. General insurance premium income grew strongly, reflecting volume growth in both motor and home insurance products, and the acquisition of Churchill. In addition, volumes in financial markets were up strongly in both the UK and the US reflecting growth in customer-driven activity in interest rate protection, mortgage securitisation and foreign exchange. Income from rental assets grew by 17% to £1,088 million, reflecting the growth in operating leases and investment properties.

Net interest margin

The Group’s net interest margin at 3.0% was, in line with the first half, down from 3.1% in 2002 due to a reduced benefit from interest-free funds arising from the lower interest rate environment, and the outcome of the Competition Commission inquiry into SME banking.

Operating expenses

Operating expenses were in line with prior year at £9,381 million. Increased expenditure of £752 million in support of organic growth and customer service improvements was partly offset by a decrease in integration costs of £728 million.

Cost:income ratio

The strong growth in income together with tight cost management resulted in a further improvement in the Group’s ratio of operating expenses to total income, to 48.8% from 55.6%.

Net insurance claims

General insurance claims, after reinsurance, increased by 63% to £2,195 million. Excluding Churchill, the increase was 29%, consistent with volume growth in the component parts of the insurance division.

Provisions

The profit and loss charge for bad debts and amounts written off fixed asset investments was £1,494 million compared with £1,345 million in 2002. The profit and loss charge is in line with the growth in loans and advances.

Credit quality

There has been no material change during the year in the distribution by grade of the Group’s total risk assets.

The ratio of risk elements in lending to gross loans and advances to customers at 2.01% at 31 December 2003 showed an improving trend (31 December 2002 – 2.14%).

Risk elements in lending and potential problem loans represented 2.24% of gross loans and advances to customers compared with 2.66% at 31 December 2002.

Integration

Integration costs in the year were £229 million, of which, £143 million related to the final elements of the NatWest integration and £86 million related to other acquisitions, including Citizens’ acquisitions and Churchill.

All integration initiatives in relation to NatWest have been implemented. The programme benefits, comprising £890 million annual revenue benefits and £1,440 million annual cost savings, were fully implemented less than three years after the acquisition of NatWest. Total costs for the integration programme were £2.3 billion. Since 6 March 2000 the integration initiatives have contributed a cumulative £5.6 billion to the Group.

Earnings and dividends

Basic earnings per ordinary share increased by 15%, from 68.4p to 79.0p.

The final dividend of 55p per share amounting to £1.5 billion was paid on 1 December 2003 to the holders of the AVS issued in connection with the acquisition of NatWest. A total of £1 per AVS amounting to £2.7 billion in aggregate has been paid over three years to shareholders in accordance with the original schedule.

A final dividend of 35.7p per ordinary share is recommended, making a total for the year of 50.3p per share, an increase of 15%. If approved, the final dividend will be paid on 4 June 2004 to shareholders registered on 12 March 2004. The total dividend is covered 1.6 times by earnings.

Operating and financial review continued

Balance sheet

Total assets were £455 billion at 31 December 2003, 11% higher than total assets of £412 billion at 31 December 2002.

Lending to customers, excluding repurchase agreements and stock borrowing (“reverse repos”), increased by 13% or £27 billion to £228 billion. Customer deposits, excluding repurchase agreements and stock lending (“repos”), grew by 8% or £16 billion to £210 billion.

Capital ratios at 31 December 2003 were 7.4% (tier 1) and 11.8% (total), against 7.3% (tier 1) and 11.7% (total) at 31 December 2002.

Profitability

The after-tax return on ordinary equity was 9.3% compared with 8.4% for 2002. This is based on profit attributable to ordinary shareholders and average equity shareholders’ funds.

Acquisitions

In January 2003, Citizens completed the acquisition of Pennsylvania-based commercial bank, Commonwealth Bancorp, Inc. for a cash consideration of US$450 million.

In April 2003, Citizens announced the acquisition of Port Financial Corp., the holding company of the Massachusetts savings bank, CambridgePort Bank for a cash consideration of US$285 million. This transaction was completed on 31 July 2003.

In May 2003, RBS announced the acquisition of Nordisk Renting AB, a Swedish leasing company, for a cash consideration of €104 million. This transaction was completed on 2 June 2003.

In May 2003, RBS announced the acquisition of the credit card and personal loans portfolios of Frankfurt-based Santander Direkt Bank for a cash consideration of €486 million. This transaction was completed on 31 July 2003.

In June 2003, RBS announced the acquisition of Churchill Insurance Group PLC for a cash consideration of £1.1 billion. This transaction was completed on 1 September 2003.

In July 2003, Citizens announced the acquisition of Community Bancorp, Inc., the holding company for Community National Bank, for a cash consideration of US$116 million. This transaction was completed on 31 October 2003.

In September 2003, Citizens announced the acquisition of Thistle Group Holdings, Co., the holding company for Roxborough Manayunk Bank, for a cash consideration of US$136 million. This transaction was completed on 5 January 2004.

In October 2003, Coutts Bank (Switzerland) Limited announced the acquisition of a Swiss private bank, Bank von Ernst & Cie AG, for a cash consideration of Swiss Francs 500 million. This transaction was completed on 28 November 2003.

In October 2003, RBS announced that it had agreed terms for a recommended acquisition of First Active plc, for a cash consideration of €887 million. This transaction was completed on 5 January 2004.

On 3 February 2004, RBS announced that it had agreed terms with People’s Bank of Connecticut to purchase their credit card portfolio. This transaction was completed on 5 March 2004.

Disposals

In May 2003, RBS announced the sale of the Miami-based Latin American private banking operations of Coutts Group to Santander Central Hispano. The cash consideration was US$81 million. This transaction was completed on 31 July 2003.

2002 compared with 2001

Profit

Profit before tax was up 12%, from £4,252 million to £4,763 million.

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

Operating expenses

Operating expenses rose by 12%, or £990 million, to £9,357 million. This reflects the effect of acquisitions and expenditure to support strong organic growth and customer service improvements.

Cost:income ratio

Strong income growth coupled with tight cost management resulted in a further improvement in the Group’s cost:income ratio, to 55.6% from 57.5%.

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

Cumulative combined revenue and cost benefits to the profits for the period 2000 to 2002 amounted to £3.6 billion, which was £1.1 billion ahead of the original plan.

In the US, Citizens completed the IT integration of the Mellon Regional Franchise in August 2002, earlier than planned. Benefits from this transaction were delivered more quickly than was envisaged.

Earnings and dividends

Basic earnings per ordinary share increased by 1% from 67.6p to 68.4p.

A second dividend of 30.0p per share was paid on 2 December 2002 to the holders of AVS issued in connection with the acquisition of NatWest. By the end of 2002, a total of 45.0p per AVS had been paid, in accordance with the original payment schedule.

The total ordinary dividend for the year was 43.7p per ordinary share, an increase of 15%. The total dividend was covered 1.6 times by earnings.

Operating and financial review continued

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

Capital ratios at 31 December 2002 were 7.3% (tier 1) and 11.7% (total), against 7.1% (tier 1) and 11.5% (total) at 31 December 2001.

Profitability

The after-tax return on ordinary equity was 8.4% compared with 8.9% for 2001. This is based on profit attributable to ordinary shareholders and average equity shareholders’ funds.

Acquisitions

In May 2002, Lombard, the leasing arm of CBFM, completed the acquisition of Dixon Motors PLC for a consideration of £118 million.

In July 2002, Citizens announced the acquisition of Medford Bancorp Inc., a Massachusetts savings bank for a cash consideration of US$273 million and in September 2002 announced the acquisition of Pennsylvania-based commercial bank, Commonwealth Bancorp, Inc for a cash consideration of US$450 million. These acquisitions were completed in October 2002 and January 2003, respectively.

Analysis of results
Net interest income

	2003 £m	2002 £m	2001 £m

Interest receivable	13,998	13,561	14,421
Interest payable	(5,697)	(5,712)	(7,575)

Net interest income	8,301	7,849	6,846

	%	%	%

Gross yield on interest-earning assets of the banking business	5.0	5.4	6.6
Cost of interest-bearing liabilities of the banking business	(2.3)	(2.7)	(4.0)

Interest spread of the banking business	2.7	2.7	2.6
Benefit from interest-free funds	0.3	0.4	0.5

Net interest margin of the banking business	3.0	3.1	3.1

Yields, spreads and margins of the banking business	%	%	%

Gross yield
Group	5.0	5.4	6.6
UK	5.2	5.6	6.6
Overseas	4.4	5.0	6.4
Interest spread
Group	2.7	2.7	2.6
UK	2.7	2.7	2.6
Overseas	2.7	2.7	2.5
Net interest margin
Group	3.0	3.1	3.1
UK	3.0	3.1	3.2
Overseas	3.0	3.1	3.0

The Royal Bank of Scotland plc base rate	3.7	4.0	5.1
London inter-bank three month offered rates:
Sterling	3.7	4.1	5.0
Eurodollar	1.2	1.8	3.8
Euro	2.3	3.3	4.3

Notes:

(1)	Gross yield is the interest rate earned on average interest-earning assets of the banking business.
(2)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.
(3)	Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

2003 compared with 2002

Net interest income increased by 6%, £452 million, to £8,301 million. Average interest-earning assets of the Group’s banking business increased by 12%, £29.1 billion, to £279.7 billion. Within this, average loans and advances to customers were up 12%, £23.3 billion, to £213.3 billion due to growth in both corporate and personal lending.

Interest spread for the Group as a whole was unchanged at 2.7%. Interest-free balances fell partly due to the outcome of the Competition Commission inquiry into SME banking. This, together with the lower interest rate environment contributed to the reduction in the benefit of interest-free funds from 0.4% to 0.3% giving a decline in net interest margin from 3.1% to 3.0%.

UK – Interest spread remained unchanged at 2.7% with product margins remaining stable despite growth in the relatively lower margin mortgage business. The reduced benefit of interest-free funds due to the rate and volume impact described above resulted in the decrease in net interest margin from 3.1% to 3.0%.

Overseas – Interest spread was unchanged at 2.7%. Asset spreads tightened in the US due to lower interest rates; however, this was offset by overall mix and volume improvements elsewhere. Lower interest rates led to a reduction in the benefit from interest-free funds, resulting in the decline in net interest margin from 3.1% to 3.0%.

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

Operating and financial review continued

Average balance sheet and related interest

		2003			2002

	Average balance £m	Interest £m	Rate %	Average balance £m	Interest £m	Rate %

Assets
Treasury and other eligible bills – UK	1,378	48	3.5	910	24	2.6
Treasury and other eligible bills – Overseas	64	1	1.6	351	6	1.7
Loans and advances to banks – UK	13,724	459	3.3	13,439	532	4.0
Loans and advances to banks – Overseas	9,559	212	2.2	9,811	304	3.1
Loans and advances to customers – UK	168,390	9,519	5.7	154,202	9,141	5.9
Loans and advances to customers – Overseas	44,862	2,240	5.0	35,759	1,963	5.5
Debt securities – UK	23,810	754	3.2	17,950	675	3.8
Debt securities – Overseas	17,927	765	4.3	18,188	916	5.0

Total interest-earning assets – banking business	279,714	13,998	5.0	250,610	13,561	5.4

Total interest-earning assets – trading business (3)	96,648			78,380

Total interest-earning assets	376,362			328,990
Non-interest-earning assets	67,026			65,898

Total assets	443,388			394,888

Percentage of assets applicable to overseas operations	32.4%			32.0%

Liabilities and shareholders’ equity
Deposits by banks – UK	28,220	703	2.5	21,090	544	2.6
Deposits by banks – Overseas	9,565	218	2.3	9,058	215	2.4
Customer accounts: demand deposits – UK	64,469	1,028	1.6	58,618	1,062	1.8
Customer accounts: demand deposits – Overseas	9,166	70	0.8	8,275	99	1.2
Customer accounts: savings deposits – UK	18,653	503	2.7	16,002	463	2.9
Customer accounts: savings deposits – Overseas	16,310	260	1.6	11,742	229	2.0
Customer accounts: other time deposits – UK	49,880	1,478	3.0	45,902	1,542	3.4
Customer accounts: other time deposits – Overseas	16,642	374	2.2	16,264	462	2.8
Debt securities in issue – UK	29,977	914	3.0	24,154	965	4.0
Debt securities in issue – Overseas	9,630	119	1.2	8,693	209	2.4
Loan capital – UK	15,342	534	3.5	13,154	640	4.9
Loan capital – Overseas	154	16	10.4	166	17	10.2

Internal funding of trading business – UK	(21,258)	(497)	2.3	(20,129)	(709)	3.5
Internal funding of trading business – Overseas	(1,651)	(23)	1.4	(1,301)	(26)	2.0

Total interest-bearing liabilities – banking business	245,099	5,697	2.3	211,688	5,712	2.7

Total interest-bearing liabilities – trading business (3)	93,466			75,059

Total interest-bearing liabilities	338,565			286,747
Non-interest-bearing liabilities
Demand deposits – UK	17,589			21,848
Demand deposits – Overseas	7,330			6,401
Other liabilities	51,793			52,600
Shareholders’ funds – equity	24,956			23,553
Shareholders’ funds – non-equity	3,155			3,739

Total liabilities and shareholders’ equity	443,388			394,888

Percentage of liabilities applicable to overseas operations	30.7%			30.4%

Notes:

(1)	The analysis into UK and Overseas has been compiled on the basis of location of office.
(2)	Loans and advances to customers include non-accrual loans. Interest income includes income on non-accruing loans only to the extent cash payments have been received.
(3)	Interest receivable and interest payable on trading assets and liabilities are included in dealing profits.

	2001

	Average balance £m	Interest £m	Rate %

Assets
Treasury and other eligible bills – UK	231	11	4.8
Treasury and other eligible bills – Overseas	277	8	2.9
Loans and advances to banks – UK	18,214	834	4.6
Loans and advances to banks – Overseas	7,467	421	5.6
Loans and advances to customers – UK	137,232	9,584	7.0
Loans and advances to customers – Overseas	28,847	1,981	6.9
Debt securities – UK	16,632	931	5.6
Debt securities – Overseas	11,427	651	5.7

Total interest-earning assets – banking business	220,327	14,421	6.6

Total interest-earning assets – trading business (3)	66,545

Total interest-earning assets	286,872
Non-interest-earning assets	63,385

Total assets	350,257

Percentage of assets applicable to overseas operations	27.1%

Liabilities and shareholders’ equity
Deposits by banks – UK	18,360	760	4.1
Deposits by banks – Overseas	8,779	382	4.4
Customer accounts: demand deposits – UK	54,237	1,576	2.9
Customer accounts: demand deposits – Overseas	6,422	154	2.4
Customer accounts: savings deposits – UK	15,892	594	3.7
Customer accounts: savings deposits – Overseas	11,690	435	3.7
Customer accounts: other time deposits – UK	43,161	1,967	4.6
Customer accounts: other time deposits – Overseas	8,127	338	4.2
Debt securities in issue – UK	20,140	1,031	5.1
Debt securities in issue – Overseas	8,407	384	4.6
Loan capital – UK	10,779	657	6.1
Loan capital – Overseas	171	14	8.2
Internal funding of trading business – UK	(14,626)	(654)	4.5
Internal funding of trading business – Overseas	(1,576)	(63)	4.0

Total interest-bearing liabilities – banking business	189,963	7,575	4.0

Total interest-bearing liabilities – trading business (3)	63,159

Total interest-bearing liabilities	253,122
Non-interest-bearing liabilities
Demand deposits – UK	21,025
Demand deposits – Overseas	4,513
Other liabilities	46,249
Shareholders’ funds – equity	21,073
Shareholders’ funds – non-equity	4,275

Total liabilities and shareholders’ equity	350,257

Percentage of liabilities applicable to overseas operations	27.5%

Notes:

(1)	The analysis into UK and Overseas has been compiled on the basis of location of office.
(2)	Loans and advances to customers include non-accrual loans. Interest income includes income on non-accruing loans only to the extent cash payments have been received.
(3)	Interest receivable and interest payable on trading assets and liabilities are included in dealing profits.

Operating and financial review continued

Analysis of change in net interest income – volume and rate analysis

Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2003 over 2002			2002 over 2001

	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:
	Average volume £m	Average rate £m	Net change £m	Average volume £m	Average rate £m	Net change £m

Interest-earning assets
Treasury and other eligible bills
UK	15	9	24	20	(7)	13
Overseas	(5)	—	(5)	2	(4)	(2)
Loans and advances to banks
UK	11	(84)	(73)	(199)	(103)	(302)
Overseas	(8)	(84)	(92)	108	(225)	(117)
Loans and advances to customers
UK	820	(442)	378	1,105	(1,548)	(443)
Overseas	467	(190)	277	423	(441)	(18)
Debt securities
UK	196	(117)	79	69	(325)	(256)
Overseas	(13)	(138)	(151)	348	(83)	265

Total interest receivable of the banking business
UK	1,042	(634)	408	995	(1,983)	(988)
Overseas	441	(412)	29	881	(753)	128

	1,483	(1,046)	437	1,876	(2,736)	(860)

Interest-bearing liabilities
Deposits by banks
UK	(179)	20	(159)	(101)	317	216
Overseas	(12)	9	(3)	(12)	179	167
Customer accounts: demand deposits
UK	(101)	135	34	(119)	633	514
Overseas	(10)	39	29	(36)	91	55
Customer accounts: savings deposits
UK	(72)	32	(40)	(4)	135	131
Overseas	(78)	47	(31)	(2)	208	206
Customer accounts: other time deposits
UK	(128)	192	64	(119)	544	425
Overseas	(10)	98	88	(257)	133	(124)
Debt securities in issue
UK	(205)	256	51	(184)	250	66
Overseas	(20)	110	90	(13)	188	175
Loan capital
UK	(96)	202	106	(130)	147	17
Overseas	1	—	1	—	(3)	(3)
Internal funding of trading business
UK	38	(250)	(212)	213	(158)	55
Overseas	6	(9)	(3)	(10)	(27)	(37)

Total interest payable of the banking business
UK	(743)	587	(156)	(444)	1,868	1,424
Overseas	(123)	294	171	(330)	769	439

	(866)	881	15	(774)	2,637	1,863

Movement in net interest income
UK	299	(47)	252	551	(115)	436
Overseas	318	(118)	200	551	16	567

	617	(165)	452	1,102	(99)	1,003

Non-interest income
	2003 £m	2002 £m	2001 £m

Dividend income	58	58	54
Fees and commissions receivable	5,755	5,308	4,735
Fees and commissions payable	(1,337)	(965)	(930)
Dealing profits	1,793	1,462	1,426
Other operating income	1,598	1,209	1,052

	7,867	7,072	6,337

General insurance premium income
Earned premiums	3,565	2,383	1,804
Reinsurance	(504)	(489)	(429)

	3,061	1,894	1,375

	10,928	8,966	7,712

2003 compared with 2002
Non-interest income increased by 22%, or £1,962 million, to £10,928 million. Non-interest income now represents 57% of total income. Excluding general insurance premium income, non-interest income rose by 11% or £795 million to £7,867 million reflecting strong performances in CBFM, up 18% or £670 million and Retail Direct, up 17%, or £145 million.

Within non-interest income, fees and commissions receivable increased by 8% or £447 million, to £5,755 million. This reflected an increase in lending and transmission fees, and good growth in insurance brokerage, cards related fees and ATM income.

Fees and commissions payable increased by £372 million to £1,337 million reflecting higher brokerage costs in CBFM, fees paid in Retail Direct in support of higher volumes and commissions payable to brokers and intermediaries following the acquisition of Churchill.

Dealing profits at £1,793 million were up £331 million, 23% on 2002. This reflects strong growth in volumes in all product areas. The performance in the first half of the year benefited from the unusually high levels of demand for mortgage backed securities in the US.

Other operating income increased by 32% to £1,598 million. This was due to growth in income from rental assets (comprising operating lease assets and investment properties) and higher investment securities gains.

General insurance premium income, after reinsurance, rose by 62%, or £1,167 million to £3,061 million. Excluding the acquisition of Churchill Insurance the growth was 26% or £487 million reflecting volume growth in motor and home insurance products.

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

General insurance premium income, after reinsurance, rose by 38%, or £519 million reflecting RBS Insurance’s organic growth and acquisitions in Continental Europe.

Operating and financial review continued

Operating expenses

	2003 £m	2002 £m	2001 £m

Administrative expenses:
Staff costs	4,518	4,472	4,059
Premises and equipment	1,073	1,006	873
Other administrative	2,108	2,253	1,903

Total administrative expenses	7,699	7,731	6,835
Depreciation of tangible fixed assets	919	895	881
Amortisation of goodwill	763	731	651

	9,381	9,357	8,367

2003 compared with 2002
Operating expenses were in line with prior year at £9,381 million. Increased expenditure of £752 million in support of organic growth and customer service improvements was partly offset by a decrease in integration costs of £728 million.

Staff costs were up £46 million to £4,518 million reflecting an offsetting decrease in integration costs and increased staff costs in respect of acquisitions and underlying business growth. The number of staff increased by 9,100, 8% to 120,900. Acquisitions in the year added 9,700 staff of which 8,500 related to Churchill.

Premises and equipment expenses increased by £67 million to £1,073 million reflecting the continuing upgrade of the property portfolio in major UK centres to support the core business.

The decrease in other administrative expenses was due to lower integration costs being partially offset by higher expenses reflecting increased business volumes.

Continued income growth coupled with a rigorous approach to cost management further improved the Group’s cost:income ratio, to 48.8% from 55.6%.

2002 compared with 2001
Operating expenses rose by 12% or £990 million to £9,357 million. This reflected the effect of acquisitions and expenditure to support strong organic growth and customer service improvements.

Staff costs were up £413 million, 10% to £4,472 million reflecting acquisitions and business growth. The number of staff employed increased by 6,100, 6% to 111,800. Excluding acquisitions since 1 January 2001, staff numbers increased by 500.

Premises and equipment expenses increased by £133 million, 15% to £1,006 million reflecting higher operating lease rentals and higher utility costs supporting business expansion.

The increase in other administrative expenses reflected higher marketing expenditure, outsourcing costs and legal and professional fees.

Strong income growth coupled with tight cost management resulted in a further improvement in the Group’s cost income ratio, to 55.6% from 57.5%.

Integration costs
	2003 £m	2002 £m	2001 £m

Staff costs	125	530	598
Premises and equipment	31	127	64
Other administrative expenses	73	298	188
Depreciation of tangible fixed assets	—	2	25

	229	957	875

All integration initiatives in relation to NatWest have been implemented. The programme’s annualised benefits, comprising £890 million revenue benefits and £1,440 million cost savings, were fully implemented less than three years after the acquisition of NatWest. Total costs for the integration programme were £2.3 billion.

Integration costs in relation to NatWest were £143 million in 2003, £810 million in 2002 and £847 million in 2001.

Citizens incurred £63 million of integration costs in 2003 in respect of completed acquisitions.

Expenditure of £134 million and £13 million was incurred in 2002 relating to the integration of Mellon Regional Franchise and Medford respectively compared with £28 million in respect of Mellon Regional Franchise in 2001. The transaction benefits are being delivered more quickly than was planned.

Integration costs in 2003 relating to other acquisitions were £23 million.

During 2002 and 2003, the Group committed to various integration initiatives following the acquisition of Churchill Insurance and various acquisitions by Citizens. Accruals in relation to these integration costs, together with NatWest related integration costs, are set out below.

	At 31 December 2002 £m	Currency translation adjustments £m	Charge to profit and loss account £m	Utilised during the year £m	At 31 December 2003 £m

Staff costs – redundancy	71	—	58	(110)	19
Staff costs – other	15	1	67	(56)	27
Premises and equipment	—	—	31	(29)	2
Other	66	(2)	73	(104)	33

	152	(1)	229	(299)	81

Operating and financial review continued

Provisions
	2003 £m	2002 £m	2001 £m

Gross new provisions	1,566	1,408	1,071
less: recoveries	(72)	(63)	(80)

Charge to profit and loss account	1,494	1,345	991

Comprising:
Provisions for bad and doubtful debts	1,461	1,286	984
Amounts written off fixed asset investments	33	59	7

Charge to profit and loss account	1,494	1,345	991

2003 compared with 2002
Gross new provisions were up 11%, £158 million to £1,566 million. Recoveries of amounts previously written off were up £9 million, 14%, to £72 million. Consequently the net charge to the profit and loss account was up £149 million, 11% to £1,494 million.

Bad debt provisions amounted to £1,461 million compared with £1,286 million in 2002, an increase of 14%. The increased charge was in line with the growth in lending during 2003. Amounts written off fixed asset investments, largely in the second half of the year, were down £26 million to £33 million compared with £59 million in 2002.

Total balance sheet provisions for bad and doubtful debts amounted to £3,929 million compared with £3,927 million at 31 December 2002. Total provision coverage (the ratio of total balance sheet provisions to total risk elements in lending) was 76% compared with 81% at 31 December 2002.

The ratio of total balance sheet provisions to total risk elements in lending and potential problem loans increased to 68% compared with 65% at 31 December 2002.

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

Taxation
	2003 £m	2002 £m	2001 £m

Tax on profit on ordinary activities	1,910	1,556	1,537

	%	%	%

UK corporation tax rate	30.0	30.0	30.0
Effective tax rate	31.0	32.7	36.1

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax as follows:

	2003 £m	2002 £m	2001 £m

Expected tax charge	1,848	1,429	1,276
Goodwill amortisation	200	183	169
Contributions to employee share schemes	(35)	(40)	(48)
Non-deductible items	231	179	251
Non-taxable items	(207)	(163)	(92)
Capital allowances in excess of depreciation	(626)	(340)	(280)
Other	13	7	(7)
Adjustments in respect of prior periods	(77)	(15)	15

Current tax charge for year	1,347	1,240	1,284
Deferred taxation:
Origination and reversal of timing differences	598	372	255
Adjustments in respect of prior periods	(35)	(56)	(2)

Actual tax charge	1,910	1,556	1,537

Divisional performance
The contribution of each division before goodwill amortisation and integration costs and, where appropriate, Manufacturing costs is detailed below.

	2003 £m	2002 £m	2001 £m

Corporate Banking and Financial Markets*	3,620	3,261	3,080
Retail Banking	3,126	3,019	2,807
Retail Direct	873	701	551
Manufacturing*	(1,875)	(1,762)	(1,646)
Wealth Management*	438	454	481
RBS Insurance	468	355	261
Ulster Bank	273	244	229
Citizens	857	766	501
Central items	(629)	(587)	(486)

Profit before goodwill amortisation and integration costs	7,151	6,451	5,778
Goodwill amortisation	(763)	(731)	(651)
Integration costs	(229)	(957)	(875)

Profit on ordinary activities before tax	6,159	4,763	4,252

*	Prior periods have been restated to reflect the transfer in 2003 of certain activities from Corporate Banking and Financial Markets and Wealth Management to Manufacturing. The performance of each of the divisions is reviewed on pages 26 to 37.

Operating and financial review continued

Corporate Banking and Financial Markets

	2003 £m	2002* £m	2001* £m

Net interest income excluding funding cost of rental assets	2,653	2,631	2,338
Funding cost of rental assets	(329)	(282)	(200)

Net interest income	2,324	2,349	2,138

Fees and commissions receivable	1,537	1,394	1,250
Fees and commissions payable	(220)	(157)	(165)
Dealing profits (before associated direct costs)	1,661	1,338	1,349
Income on rental assets	1,088	931	748
Other operating income	307	197	137

Non-interest income	4,373	3,703	3,319

Total income	6,697	6,052	5,457

Direct expenses
– staff costs	1,410	1,230	1,091
– other	394	375	350
– operating lease depreciation	518	461	434

	2,322	2,066	1,875

Contribution before provisions	4,375	3,986	3,582
Provisions	755	725	502

Contribution	3,620	3,261	3,080

* prior periods have been restated following the transfer of certain activities to Manufacturing
	£bn	£bn	£bn

Total assets**	219.0	203.4	187.7
Loans and advances to customers** – gross
– banking book	99.3	92.1	82.7
– trading book	5.0	3.6	1.0
Rental assets	10.1	7.0	5.5
Customer deposits**	68.6	62.2	56.4
Weighted risk assets – banking	140.0	125.2	105.8
Weighted risk assets – trading	12.6	11.3	12.5

** excluding repos and reverse repos

2003 compared with 2002
Contribution increased by 11% or £359 million to £3,620 million. As well as in the UK, the division also achieved good growth in Europe and North America.

Total income was up 11% or £645 million to £6,697 million with strong growth across all business areas.

Average loans and advances to customers of the banking business increased by 9% or £7.5 billion to £94.3 billion. Lending margin was maintained. Average customer deposits within the banking businesses increased by 7% or £4.1 billion to £61.0 billion; however, the lower interest rate environment adversely affected deposit margins as it reduced the benefit of interest free funds. Net interest income was further impacted by the effect of implementing from 1 January 2003 the pricing remedies agreed following the Competition Commission inquiry into SME banking and by lower money market income, due to less favourable market conditions.

The asset rental business comprising operating leases and investment properties, grew strongly. Average rental assets increased to £8.1 billion and net income after deducting funding costs and operating lease depreciation increased by 28%, £53 million to £241 million.

Fees receivable rose by £143 million, 10% to £1,537 million due to growth in fees related to lending and from the expansion and success of capital markets activities. Fees payable including brokerage were up £63 million to £220 million due to higher volumes in Financial Markets.

Dealing profits which is income before associated direct costs from our role in servicing customer demand for interest and currency rate protection and mortgage backed securitisation rose by 24% to £1,661 million providing incremental profit contribution of some £170 million. There has been steady growth in underlying customer volumes in all product areas. While first half performance was particularly strong given the unusually high levels of demand for mortgage backed securities in the United States, dealing revenues in the second half were up 10% on the prior year period, in line with the growth in income for the division as a whole.

Other operating income was up £110 million, 56% to £307 million partially due to the full year effect of the inclusion of Dixon Motors’ gross profit.

Direct expenses increased by 12% or £256 million to £2,322 million. Excluding the effect of the acquisition of Nordisk Renting and Dixon Motors and operating lease depreciation,

operating expenses were up 10%, £161 million. This was due to performance related costs associated with the strong growth in trading revenues, expansion in all business areas and continued investment in capital market activities and in the growing overseas franchise.

The charge for provisions for bad debts and amounts written off fixed asset investments amounted to £755 million, an increase of £30 million. The charge in the second half of the year was £351 million, 13% lower than the first half. The increase in provisions of 4% over last year was less than the growth in lending of 9%, reflecting an improvement in credit quality and the economic environment during 2003.

2002 compared with 2001
Contribution increased by 6% or £181 million to £3,261 million. Contribution before provisions was up by 11%, £404 million to £3,986 million.

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

Direct expenses increased by 10% or £191 million to £2,066 million. Excluding acquisitions, expenses were up £131 million or 7%, of which £104 million was higher staff costs reflecting business growth and £27 million was higher operating lease depreciation.

Provisions amounted to £725 million compared with £502 million in 2001. The increase reflected growth in lending and, as in the second half of 2001, provisions required against a number of specific corporate situations, and higher investment provisions.

Operating and financial review continued

Retail Banking
	2003 £m	2002 £m	2001 £m

Net interest income	2,951	2,840	2,622
Non-interest income	1,452	1,353	1,277

Total income	4,403	4,193	3,899

Direct expenses
– staff costs	777	707	702
– other	227	254	226

	1,004	961	928

Contribution before provisions	3,399	3,232	2,971
Provisions	273	213	164

Contribution	3,126	3,019	2,807

	£bn	£bn	£bn

Total banking assets	63.8	57.4	50.9
Loans and advances to customers – gross
– mortgages	36.6	32.1	28.5
– other	25.2	23.5	20.5
Customer deposits	66.3	61.7	56.8
Weighted risk assets	42.9	38.8	35.2

2003 compared with 2002
The division achieved strong volume growth across all personal product areas - current accounts, mortgages and loans and savings. Despite lower interest rates and the adverse effect of the pricing remedies agreed following the Competition Commission inquiry into SME banking which were implemented from 1 January 2003, income increased by 5% or £210 million to £4,403 million, and contribution by 4% or £107 million to £3,126 million.

Net interest income rose by 4% or £111 million to £2,951 million, reflecting the continued strong growth in customer advances and deposits which was partially offset by the implementation of the Competition Commission pricing remedies and the impact of a lower interest rate environment. Excluding the effect of the Competition Commission the increase was 8%. Average loans to customers, excluding mortgages, grew by 9% or £1.9 billion to £23.7 billion. Average mortgage lending grew by 12% or £3.6 billion to £33.7 billion. Average customer deposits increased by 6% or £3.7 billion to £60.9 billion.

Non-interest income rose by 7% or £99 million to £1,452 million. This reflected further growth in the customer base and a 15% growth in general insurance income to £301 million. Embedded value profits of the life assurance business increased by 14%, or £7 million to £57 million.

Direct expenses increased by 4% or £43 million to £1,004 million. Staff expenses increased 10% or £70 million to £777 million reflecting further investment in customer facing staff.

Other expenses decreased 11% or £27 million to £227 million, as a result of our rigorous approach to management of non-staff costs.

The charge for provisions for bad debts increased by £60 million to £273 million. The overall quality of the loan portfolio remains stable and the increased charge reflects growth in lending over recent years particularly in NatWest since its acquisition.

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

Non-interest income rose by 6% or £76 million to £1,353 million, reflecting growth in packaged current accounts, transmission income and higher volumes of general insurance products sold through the Royal Bank and NatWest networks. Strong sales performance was seen in Bancassurance with new business up 30% although the sharp fall in equity markets depressed Bancassurance income.

Direct expenses increased by 4% or £33 million to £961 million. Staff costs were up £5 million, 1% to £707 million. Other costs rose £28 million, 12% to £254 million partly due to increased incidence of fraud losses.

Provisions increased by £49 million to £213 million, reflecting recent growth in lending.

Operating and financial review continued

Retail Direct
	2003 £m	2002 £m	2001 £m

Net interest income	849	749	674
Non-interest income	986	841	696

Total income	1,835	1,590	1,370

Direct expenses
– staff costs	211	190	164
– other	454	418	400

	665	608	564

Contribution before provisions	1,170	982	806
Provisions	297	281	255

Contribution	873	701	551

	£bn	£bn	£bn

Total assets	21.9	19.4	17.1
Loans and advances to customers – gross
– mortgages	8.2	7.0	5.9
– other	13.8	12.4	11.2
Customer deposits	4.4	4.4	4.3
Weighted risk assets	16.8	14.4	12.5

2003 compared with 2002
Contribution increased by 25% or £172 million to £873 million.

Total income was up 15% or £245 million to £1,835 million, reflecting continued strong growth in supermarket banking (TPF), mortgages and cards. Net interest income was up 13% or £100 million to £849 million. Average lending rose by 15% to £20.3 billion of which average mortgage lending was 20% higher at £7.6 billion mainly in The One account. Average customer deposits were up 5% to £4.4 billion. During 2003, the total number of customer accounts increased by 1.7 million.

Non-interest income was up 17% or £145 million to £986 million. There was good growth in insurance and ATM income resulting from increased volumes, particularly in TPF and in the Cards Business.

Direct expenses increased by 9% or 7% excluding acquisitions, and other expenses increased by £36 million, 9% (7% excluding acquisitions), with increased processing and operational costs in support of the higher business levels.

The charge for provisions for bad debts increased by £16 million or 6% to £297 million, reflecting growth in lending volumes offset by higher recoveries. The indicators of credit quality remain stable.

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

Average mortgage lending in The One account was 36% higher at £4.3 billion and in DLFS was up 10% to £2.3 billion. Average personal lending in DLFS and Lombard Direct increased by 20% to £2.0 billion.

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

Provisions increased by £26 million to £281 million due to the growth in lending volumes.

Manufacturing
	2003 £m	2002* £m	2001* £m

Staff costs	625	536	484
Other costs	1,250	1,226	1,162

Total manufacturing costs	1,875	1,762	1,646

Analysis:
Group Technology**	651	613	572
Group Purchasing and Property Operations**	636	585	535
Customer Support and other operations	588	564	539

Total manufacturing costs	1,875	1,762	1,646

* prior periods have been restated following the transfer of certain activities from Corporate Banking and Financial Markets and Wealth Management

** prior periods have also been restated to reflect the transfer of certain business units within Manufacturing

2003 compared with 2002
Manufacturing’s costs increased by 6% or £113 million, to £1,875 million.

Group Technology costs have increased by 6% or £38 million to £651 million. This reflects business as usual cost growth and a specific improvement programme, the majority of the cost of which will be borne by Group Technology. This is already providing benefits across the Group and further investment opportunities have been identified which will lead to further efficiency benefits across the Group in 2004 and again in 2005.

The cost base of Group Purchasing and Property Operations rose by 9% or £51 million to £636 million, largely as a result of the continuing upgrade of the property portfolio in major UK centres to support the Group’s core business.

Customer Support and other operations costs were £588 million, 4% or £24 million higher than the previous year. This reflects further expansion of business operations with increased expenditure in customer support areas of Lending, Telephony, Payments and Security. In telephony, the Royal Bank of Scotland customer service proposition has been introduced to NatWest customers who can now choose between speaking to their local branch, to a customer service officer or using the automated telephone service.

2002 compared with 2001
Total manufacturing costs at £1,762 million were 7% or £116 million higher than 2001.

The increase in costs reflected growth in business volumes arising from customer accounts, mortgage applications, personal loans and ATM transactions, and initiatives to enhance customer service, particularly in NatWest telephony.

Manufacturing successfully completed the integration of NatWest on to the RBS technology platform in October 2002, ahead of schedule.

Operating and financial review continued

Wealth Management
	2003 £m	2002* £m	2001* £m

Net interest income	465	460	464
Non-interest income	414	447	469

Total income	879	907	933

Expenses
– staff costs	275	301	282
– other	157	163	175

	432	464	457

Contribution before provisions	447	443	476
Provisions for bad and doubtful debts – charge/(release)	9	(11)	(5)

Contribution	438	454	481

	£bn	£bn	£bn

Total assets	15.2	13.4	12.5
Investment management assets – excluding deposits	27.3	20.5	21.4
Customer deposits	29.3	29.1	29.1
Weighted risk assets	9.1	8.4	7.8

* Prior periods have been restated following the transfer of certain activities to Manufacturing.

2003 compared with 2002
Contribution was £438 million, £16 million or 4% lower than 2002. Excluding the acquisition and disposals, income was up 1%, with contribution before provisions up 4%. The charge for provisions for bad and doubtful debts was £9 million compared with a net release of £11 million in 2002.

Total income was down by 3% or £28 million to £879 million.

Net interest income increased by 1% or £5 million to £465 million. The benefit from growth in lending volumes was partly negated by the effect of lower interest rates which also caused a tightening of deposit margins.

Non-interest income declined by 7% or £33 million to £414 million. Excluding the acquisition and disposals the decrease was 1%. This reflects the impact of lower equity markets adversely affecting fees and commissions.

Investment management assets increased by £6.8 billion or 33% to £27.3 billion principally due to the acquisition of Bank von Ernst in the year.

Expenses were down by 7% or £32 million to £432 million reflecting tight cost control in difficult market conditions and the 7% reduction in staff numbers since 31 December 2002.

Provisions for bad and doubtful debts were £9 million compared with a net release of £11 million in 2002.

2002 compared with 2001
Contribution at £454 million was £27 million, 6% lower primarily due to the effect of the fall in equity markets on the level of activity and ad valorem fee income.

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

Expenses were up 2% or £7 million to £464 million.

Releases and recoveries of provisions exceeded gross new provisions required. As a result, there was a net release of provisions of £11 million, against a net release of £5 million in 2001.

RBS Insurance (formerly Direct Line)
	2003 £m	2002 £m	2001 £m

Earned premiums	3,565	2,383	1,804
Reinsurers’ share	(504)	(489)	(429)

Insurance premium income	3,061	1,894	1,375
Net fees and commissions	(99)	65	26
Other income	283	180	142

Total income	3,245	2,139	1,543

Expenses
– staff costs	241	178	152
– other	341	256	182

	582	434	334

Gross claims	2,644	1,693	1,263
Reinsurers’ share	(449)	(343)	(315)

Net claims	2,195	1,350	948

Contribution	468	355	261

In-force policies (000’s)
– Motor: UK	8,086	4,668	4,017
– Motor: International	1,541	1,224	601
– Home: UK	5,154	1,587	1,360

Combined operating ratio – UK (%)	91.6	89.4	88.0
Gross insurance reserves – total (£m)	6,582	3,002	2,370

2003 compared with 2002
Contribution increased by 32% or £113 million to £468 million. Excluding Churchill, contribution increased by 26% or £92 million.

Total income was up 52% or £1,106 million to £3,245 million. Excluding Churchill, total income grew by 25% or £525 million.

After reinsurance, insurance premium income was up 62% or £1,167 million to £3,061 million. Excluding Churchill, insurance premium income (net of reinsurance) grew by 26% or £487 million. The number of UK in-force motor insurance policies increased by 3.4 million of which 3.1 million was from Churchill, while the number of UK in-force home insurance policies increased by 3.6 million including 3.4 million from Churchill. The number of international in-force motor policies increased by 317,000 during the year.

Other income net of commissions payable was down from £245 million to £184 million. Excluding Churchill, which included £148 million commissions payable to brokers and intermediaries, other income was up 16% or £38 million due to higher investment income, embedded value profits and share of associates profits.

Expenses increased by 34% or £148 million to £582 million. Excluding Churchill, expenses increased by 9% or £40 million. Staff numbers, excluding Churchill, increased by 4% (400) to support growth in business volumes, particularly in the partnership business.

Net claims, after reinsurance, increased by 63% or £845 million to £2,195 million. Excluding Churchill, net claims increased by 29% or £393 million.

UK combined operating ratio was 91.6%. Excluding Churchill, the UK ratio improved from 89.4% to 89.2%.

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

Net claims, after reinsurance, increased by 42% or £402 million to £1,350 million reflecting increased volumes.

Operating and financial review continued

Ulster Bank
	2003 £m	2002 £m	2001 £m

Net interest income	396	339	313
Non-interest income	185	181	170

Total income	581	520	483

Expenses
– staff costs	164	145	135
– other	112	109	104

	276	254	239

Contribution before provisions	305	266	244
Provisions	32	22	15

Contribution	273	244	229

	£bn	£bn	£bn

Total assets	15.6	12.7	10.8
Loans and advances to customers – gross	11.6	9.1	7.6
Customer deposits	9.7	8.8	7.7
Weighted risk assets	11.0	9.0	7.7

Average exchange rate – €/£	1.445	1.591	1.609
Spot exchange rate – €/£	1.416	1.536	1.637

2003 compared with 2002
Contribution increased by 12% or £29 million to £273 million driven by strong volume growth in both loan and deposit products. The number of customers increased in 2003 by 36,000.

Total income increased by 12% or £61 million to £581 million reflecting the strong volume growth, in particular residential mortgages.

Net interest income rose by 17% or £57 million to £396 million, reflecting strong growth in both average customer lending and deposits which increased by 26% or £2.1 billion, to £10.1 billion and by 13% or £1.0 billion, to £8.9 billion respectively.

Non-interest income increased by £4 million to £185 million. Strong growth in lending, transmission and card fee income was partially offset by lower dealing profits. Uncertainty in equity markets adversely affected brokerage fees in the stockbroking business which was sold in October 2003.

Expenses increased by 9% or £22 million to £276 million. This reflected the annual pay award and the additional costs to support increased business volumes.

The charge for provisions for bad debts was up £10 million to £32 million reflecting growth in lending.

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

Expenses increased by 6% or £15 million to £254 million to support higher business volumes and pay awards.

Provisions were up by £7 million to £22 million reflecting a small number of specific situations.

Citizens
	2003 £m	2002 £m	2001 £m

Net interest income	1,310	1,248	814
Non-interest income	514	468	306

Total income	1,824	1,716	1,120

Expenses
– staff costs	505	485	305
– other	374	370	245

	879	855	550

Contribution before provisions	945	861	570
Provisions	88	95	69

Contribution	857	766	501

	$bn	$bn	$bn

Total assets	76.8	61.1	52.4
Loans and advances to customers – gross	43.5	31.4	26.3
Customer deposits	62.8	51.1	42.8
Weighted risk assets	50.8	38.8	35.8

Average exchange rate – $/£	1.635	1.503	1.440
Spot exchange rate – $/£	1.786	1.613	1.450

2003 compared with 2002
Contribution which increased by 12% or £91 million to £857 million was diminished by the weakening of the US dollar in relation to sterling. In US dollar terms, contribution increased by 22% or $250 million to $1,401 million.

Total income was up 16% or $406 million to $2,984 million.

Net interest income increased by 14% or $268 million to $2,143 million. Excluding the acquisitions, net interest income was up 9% or $164 million (£100 million), reflecting strong organic growth in personal loans and deposits. Excluding the acquisitions, average loans were up 29% or $8.0 billion and average deposits were up 20% or $9.1 billion. The benefit of this growth was reduced by a narrowing interest margin due to reductions in US interest rates.

Non-interest income rose by 20% or $138 million to $841 million. Excluding the acquisitions, non-interest income was up 16% or $115 million (£70 million).

Expenses increased by 12% or $153 million to $1,438 million. Excluding the acquisitions, expenses increased by 8% or $102 million (£62 million), to support higher business volumes and expansion of Citizens’ supermarket banking programme.

Provisions were up $3 million from $142 million to $145 million. Excluding the acquisitions, provisions were $2 million (£1 million), or 1%, lower than 2002. Credit quality metrics remain strong and total non-performing loans were 0.40% of total loans and advances at 31 December 2003 compared with 0.57% at the end of 2002.

In 2003, Citizens increased its personal customer base by 376,000 accounts and its business customers by 36,000 due to growth through both traditional and supermarket branches, and the acquisition of Commonwealth Bancorp, Inc., Port Financial Corp. and Community Bancorp, Inc.

2002 compared with 2001
Contribution increased by 53% or £265 million to £766 million. In US dollar terms, contribution increased by 60% or $431 million to $1,151 million. Excluding the incremental contribution of $331 million from the Mellon Regional Franchise and Medford (the “acquisitions”), the contribution increased by 14% or $100 million (£67 million).

Total income was up 60% or $966 million to $2,578 million. Excluding acquisitions, organic income growth was up 15% or $238 million.

Net interest income rose by 60% or $703 million to $1,875 million. Excluding acquisitions, which added $546 million, net interest income was up 14% or $157 million (£104 million), as a result of strong organic growth in customer loans and deposits.

Non-interest income rose by 60% or $263 million to $703 million. Excluding acquisitions, which added $183 million, non-interest income was up 19% or $80 million (£53 million), as a result of growth in deposit service charges and mortgage banking.

Expenses increased by 62% or $492 million to $1,285 million. Excluding acquisitions, which added $385 million, expenses increased by 14% or $107 million (£71 million), to support higher business volumes. Citizens increased its in-store banking activities by opening new branches in 58 Stop&Shop supermarkets. The cost of establishing presence in these stores contributed to the increase in operating expenses.

Provisions were up from $99 million to $142 million. Excluding the Mellon Regional Franchise which added $15 million, provisions were broadly consistent with the second half of 2001.

Operating and financial review continued

Central items
	2003 £m	2002 £m	2001 £m

Funding costs	215	215	211
Departmental and corporate costs	414	372	275

Total Central items	629	587	486

2003 compared with 2002
Total Central items increased by £42 million to £629 million.

Funding costs at £215 million, were unchanged. Increased income from higher shareholders’ funds was offset by the funding costs associated with the acquisition of Churchill in September 2003 and the £1.5 billion AVS dividend paid in December 2003.

Central departmental costs and other corporate items at £414 million were £42 million or 11% higher than 2002. This is partly due to staff costs and other costs relating to certain departments such as Customer Relations which have been centralised and additional resources devoted to Group wide projects such as preparations for the implementation of Basel II and International Accounting Standards.

2002 compared with 2001
Total Central items increased by £101 million to £587 million.

Funding costs, which include interest on the perpetual regulatory tier one securities issued in August 2001 of £60 million (2001 – £23 million) were similar to the previous year. This reflected the benefit of retained earnings and lower interest rates.

Central departmental costs and other corporate items increased to £372 million compared with £275 million in 2001, which benefited from certain one off items.

Employee numbers at 31 December
	2003	2002	2001

Corporate Banking and Financial Markets*	15,900	16,900	12,800
Retail Banking	30,700	30,100	30,500
Retail Direct	7,300	7,000	6,200
Manufacturing*	21,800	21,900	22,800
Wealth Management*	5,600	6,000	6,600
RBS Insurance	19,400	10,500	9,200
Ulster Bank	4,400	4,400	4,500
Citizens	14,100	13,300	11,500
Centre	1,700	1,700	1,600

Group total	120,900	111,800	105,700
Acquisitions in the year	9,700	5,600	5,000

Underlying	111,200	106,200	100,700

* Prior periods have been restated to reflect the transfer in 2003 of certain activities from Corporate Banking and Financial Markets and Wealth Management to Manufacturing.

2003 compared with 2002
The number of employees increased by 9,100, 8% to 120,900. The acquisition of Churchill added 8,500 staff in RBS Insurance.

2002 compared with 2001
The number of employees increased by 6,100, 6% to 111,800 reflecting business growth and 5,600 from acquisitions, offset by staff reductions from integration.

Operating and financial review continued

Consolidated balance sheet at 31 December 2003
	2003 £m	2002 £m

Assets
Cash and balances at central banks	3,822	3,481
Items in the course of collection from other banks	2,501	2,741
Treasury bills and other eligible bills	4,846	11,459
Loans and advances to banks	51,891	44,296
Loans and advances to customers	252,531	223,324
Debt securities	79,949	67,042
Equity shares	2,300	1,886
Interests in associated undertakings	106	94
Intangible fixed assets	13,131	12,697
Tangible fixed assets	13,927	10,485
Settlement balances	2,857	4,102
Other assets	18,436	16,929
Prepayments and accrued income	5,421	4,353

	451,718	402,889
Long-term assurance assets attributable to policyholders	3,557	9,111

Total assets	455,275	412,000

Liabilities
Deposits by banks	67,323	54,720
Items in the course of transmission to other banks	958	1,258
Customer accounts	236,963	219,161
Debt securities in issue	41,016	33,938
Settlement balances and short positions	21,369	19,412
Other liabilities	20,584	20,754
Accruals and deferred income	13,173	8,626
Provisions for liabilities and charges	2,522	2,164
Subordinated liabilities	16,998	13,965
Minority interests
– equity	(11)	(11)
– non-equity	2,724	1,850
Shareholders’ funds
– equity	25,176	23,545
– non-equity	2,923	3,507

	451,718	402,889
Long-term assurance liabilities attributable to policyholders	3,557	9,111

Total liabilities	455,275	412,000

Analysis of repurchase agreements included above

Reverse repurchase agreements and stock borrowing

Loans and advances to banks	26,522	20,578
Loans and advances to customers	24,069	21,941

	50,591	42,519

Repurchase agreements and stock lending

Deposits by banks	27,044	20,097
Customer accounts	27,021	25,060

	54,065	45,157

Overview of consolidated balance sheet

Total assets of £455.3 billion at 31 December 2003 were up £43.3 billion, 11%, compared with 31 December 2002, reflecting business growth.

Treasury bills and other eligible bills decreased by £6.6 billion, 58%, to £4.8 billion, reflecting liquidity management.

Loans and advances to banks rose £7.6 billion, 17%, to £51.9 billion. Growth in bank placings, up £1.7 billion, 7% to £25.4 billion, and reverse repurchase agreements and stock borrowing (“reverse repos”), up £5.9 billion, 29%, to £26.5 billion, were due in part to a switch from treasury bills and other eligible bills.

Loans and advances to customers were up £29.2 billion, 13%, to £252.5 billion. Within this, reverse repos increased by 10%, £2.1 billion to £24.1 billion. Excluding reverse repos, lending increased by £27.1 billion, 13% to £228.4 billion with growth in all divisions.

Debt securities increased by £12.9 billion, 19%, to £79.9 billion, principally due to increased holdings in Financial Markets together with growth in Wealth Management’s investment portfolio of investment grade asset-backed securities, Citizens’ portfolio of US government and agency securities and the acquisition of Churchill.

Equity shares rose £0.4 billion, 22% to £2.3 billion largely to support an increase in Financial Markets equity derivatives business.

Intangible fixed assets increased by £0.4 billion, 3% to £13.1 billion. Goodwill arising on the acquisitions made during the year amounted to £1.5 billion, principally in respect of Churchill, £0.8 billion and Citizens’ acquisitions, £0.4 billion. This was partially offset by goodwill amortisation, £0.8 billion and the adverse effect of exchange rate movements, £0.3 billion.

Tangible fixed assets were up £3.4 billion, 33% to £13.9 billion, primarily due to growth in operating lease assets, up £1.1 billion, 20% to £6.4 billion, and the acquisition of various investment properties.

Other assets rose by £1.5 billion, 9% to £18.4 billion, mainly due to growth in the mark-to-market value of trading derivatives.

Long-term assurance assets and liabilities declined £5.6 billion, 61% to £3.6 billion, resulting from the transfer of the pension managed fund business of NatWest Life to another third party life company.

Deposits by banks increased by £12.6 billion, 23% to £67.3 billion to fund business growth, with repurchase agreements and stock lending (“repos”) up £6.9 billion, 35%, to £27.0 billion and inter-bank deposits up £5.7 billion, 16% to £40.3 billion.

Customer accounts were up £17.8 billion, 8% at £237.0 billion. Within this, repos were up £2.0 billion, 8% to £27.0 billion. Excluding repos, deposits rose by £15.8 billion, 8%, to £210.0 billion with growth mainly in CBFM, £6.4 billion, Retail Banking, £4.6 billion, Citizens, £3.2 billion and Ulster Bank £0.9 billion. In $ terms, Citizens grew US$11.7 billion, 23%, of which, US$3.2 billion related to acquisitions.

Debt securities in issue were up £7.1 billion, 21%, at £41.0 billion primarily to meet the Group’s funding requirements.

Subordinated liabilities were up £3.0 billion, 22% to £17.0 billion. This reflected the issue of £1.6 billion (€2,250 million) euro denominated and £0.7 billion (US$1,100 million) US$ denominated dated loan capital, and £1.1 billion sterling denominated and £0.5 billion (US$850 million) US$ denominated, undated loan capital. This was partially offset by the £0.4 billion (US$500 million and £40 million) redemption of dated loan capital and the effect of exchange rate movements, £0.5 billion.

Minority interests increased by £0.9 billion, 48%, to £2.7 billion, mainly reflecting the issues by subsidiaries of the Group of US$850 million (£0.5 billion) Series I non-cumulative trust preferred securities in May 2003 and US$650 million (£0.4 billion) Series II non-cumulative trust preferred securities in December 2003.

Shareholders’ funds rose £1.0 billion, 4% to £28.1 billion principally due to retentions of £0.8 billion and the issue of £0.8 billion of equity shares in respect of scrip dividends and the exercise of share options, partly offset by the redemption of £0.4 billion non-equity preference shares in January 2003 and the adverse effect of exchange rate movements on share premium account, £0.2 billion.

Operating and financial review continued

Cash flow
	2003 £m	2002 £m	2001 £m

Net cash inflow from operating activities	19,708	13,737	7,287
Dividends received from associated undertakings	9	1	1
Returns on investments and servicing of finance	(956)	(1,103)	(1,048)
Taxation	(1,454)	(1,107)	(1,209)
Capital expenditure and financial investment	(6,965)	(9,185)	(10,337)
Acquisitions and disposals	(1,571)	(281)	(1,653)
Equity and AVS dividends paid	(2,235)	(1,527)	(1,052)
Financing	4,128	2,711	4,411

Increase/(decrease) in cash	10,664	3,246	(3,600)

2003
The major factors contributing to the net cash inflow of £19,708 million from operating activities in 2003 were the profit before tax of £6,159 million, increases in deposits and debt securities in issue of £33,935 million, increases in short positions and settlement balances of £3,202 million and decreases in treasury and other eligible bills of £6,626 million, partially offset by the net increase in loans and advances of £23,343 million and increases in securities of £9,871 million.

Interest on subordinated liabilities of £557 million and dividends of £399 million to preference and minority shareholders were paid during the year.

Net purchases of investment securities of £3,056 million and fixed assets of £3,909 million, including operating lease assets and investment properties, comprised the net cash outflow from capital expenditure and financial investment.

Equity and Additional Value Shares (‘AVS’) dividends paid includes the final dividend on the AVS of £1,463 million.

The issue of £883 million trust preferred securities and £3,817 million subordinated debt, partially offset by the redemption of preference shares of £364 million and repayment of £336 million of subordinated debt were the main contributors to the net cash inflow from financing of £4,128 million.

2002
The major factors contributing to the net cash inflow of £13,737 million from operating activities in 2002 were the profit before tax of £4,763 million and an increase in deposits, debt securities in issue and other liabilities of £40,981 million, which were partially offset by the increase in loans and advances of £35,426 million.

Interest on subordinated liabilities of £674 million and dividends of £429 million to preference and minority shareholders were paid during the year.

Net purchases of investment securities of £6,629 million and fixed assets of £2,556 million, including operating lease assets, comprised the net cash outflow from capital expenditure and financial investment.

Equity and AVS dividends paid includes the second dividend on the AVS of £798 million.

The issue of £1,242 million trust preferred securities and £2,157 million subordinated debt, partially offset by the redemption of preference shares of £600 million and repayment of £202 million of subordinated debt were the main contributors to the net cash inflow from financing of £2,711 million.

2001
Profit before tax of £4,252 million and an increase of £27,450 million in deposits and debt securities in issue together with an increase in short positions and settlement balances of £3,644 million, partially offset by increases in loans and advances of £22,823 million and in treasury and other eligible bills of £6,796 million, were the major factors in the net cash inflow from operating activities of £7,287 million.

Interest on subordinated liabilities of £652 million and dividends of £396 million to preference and minority shareholders were paid during the year.

Net cash outflow from capital expenditure and financial investment consisted of net purchases of investment securities of £6,959 million and fixed assets, including operating lease assets, of £3,378 million.

Equity and AVS dividends paid includes the first dividend on the AVS of £399 million.

The issue of £2,705 million of subordinated debt and £2,131 million proceeds from the issue of shares, including a market placing of £2,007 million, in July 2001, to fund the acquisition of the Mellon Regional Franchise, were the main contributors to the net cash inflow from financing of £4,411 million.

UK GAAP compared with US GAAP

The Group’s financial statements are prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP as described on pages 136 to 148.

The net income available for ordinary shareholders under US GAAP was £2,564 million, £249 million higher than profit attributable to ordinary shareholders under UK GAAP of £2,315 million. The principal reasons for the increase are:

  Goodwill amortisation is charged to the profit and loss under UK GAAP, whereas under US GAAP only intangible assets other than goodwill are amortised, resulting in an increase in net income before tax of £721 million.

  Certain software development costs have been charged to the profit and loss account under UK GAAP; under US GAAP such costs are capitalised and depreciated over the estimated useful life of the software, resulting in a net decrease in net income before tax of £300 million.

Capital resources

The following table analyses the Group’s regulatory capital resources at the period end:

	31 December 2003 £m	31 December 2002 £m	31 December 2001 £m	31 December 2000 £m	30 September 1999 £m

Capital base
Tier 1 capital	19,399	17,155	15,052	12,071	4,605
Tier 2 capital	16,439	13,271	11,734	10,082	3,256
Tier 3 capital	—	—	172	167	—

	35,838	30,426	26,958	22,320	7,861

Less: investments in insurance subsidiaries, associated undertakings and other supervisory deductions	(4,618)	(3,146)	(2,698)	(2,228)	(1,011)

Total capital	31,220	27,280	24,260	20,092	6,850

Weighted risk assets
Banking book:
On-balance sheet	214,400	193,800	176,000	146,600	51,200
Off-balance sheet	36,400	28,700	22,000	16,200	4,200
Trading book	12,900	11,500	12,500	12,400	1,400

	263,700	234,000	210,500	175,200	56,800

Risk asset ratios	%	%	%	%	%

Tier 1	7.4	7.3	7.1	6.9	8.1
Total	11.8	11.7	11.5	11.5	12.1

It is the Group’s policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the Group has regard to the supervisory requirements of the Financial Services Authority (“FSA”). The FSA uses Risk Asset Ratio (“RAR”) as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its weighted risk assets (the assets and off-balance sheet exposures are ‘weighted’ to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a tier 1 component of not less than 4%. At 31 December 2003, the Group’s total RAR was 11.8% (2002 –11.7%) and the tier 1 RAR was 7.4% (2002 – 7.3%).

Operating and financial review continued

Risk management

Framework

A number of high-level committees support the Board in the effective measurement and management of risk. Board subcommittees have the following roles and responsibilities for managing risk, capital and liquidity:

  Group Audit Committee – is a non-executive committee that supports the Board in carrying out its responsibilities for internal control and risk assessment. The Group Audit Committee monitors the ongoing process of the identification, evaluation and management of all significant risks throughout the Group. The Committee provides an independent review of risk management and controls. The Committee is supported by Group Internal Audit which provides an independent assessment of the adequacy and effectiveness of the Group’s internal controls.

  Advances Committee – is an executive committee that deals with all transactions that exceed the Group Credit Committee’s delegated authority, which in turn approves facility limits in excess of the authorities delegated to divisional credit committees.

In addition to the responsibilities at Board level outlined above, operational authority and oversight is delegated to the Group Executive Management Committee (“GEMC”), which is responsible for implementing a risk management framework consistent with the Board's risk appetite. The GEMC, in turn, is supported by:

  Group Risk Committee (“GRC”), which recommends and approves limits, processes and policies in respect of the effective management of all material risks across the Group.

  Group Asset and Liability Management Committee (“GALCO”) which is responsible for reviewing the balance sheet, funding and capital implications of the Group's strategy and operations. In addition, GALCO monitors and reviews legal, regulatory and accounting developments affecting balance sheet risks and capital. It also reviews the effect of external, economic and environmental changes on the Group's balance sheet, risks, margins and capital.
  Group Risk Management (“GRM”) reports to the GEMC through the Group Finance Director and is responsible for credit, market and enterprise risk measurement and controls across the Group. An assessment of the adequacy and effectiveness of each divisional risk management team is undertaken by GRM on a continuous basis to ensure effective control of risks. Each divisional risk function has a direct reporting line to the Director of Group Risk Management, which reinforces these controls and ensures independence of risk management within each division.

  Group Treasury (“GT”) also reports to the GEMC through the Group Finance Director, and is responsible for the management of the Group’s balance sheet, capital raising, liquidity and hedging policies. GT assesses and monitors the effectiveness of the divisional asset and liability management teams.

GRM and GT also respond to various regulatory developments affecting risk, capital and liquidity management. This includes working with international and domestic trade associations, being active with various regulators, especially the FSA, and encouraging discussions with the main regulatory and political groups, such as the Basel Committee and the EU Commission.

The principal risks that the Group manages are as follows:

  Credit risk

  Liquidity risk

  Market risk

  Insurance risk

  Enterprise risk

Credit risk

Credit risk is the risk arising from the possibility that the Group will incur losses from the failure of customers to meet their obligations.

The credit risk framework

The management of credit risk is undertaken within an agreed and regulated Credit Risk Framework which is defined in the Group’s ‘Principles for Managing Credit Risk’. These set out minimum standards for managing credit risk including principles for maintaining the credit risk framework, approving credit risk taken by the Group, credit stewardship and reviewing the effectiveness of the credit culture. These standards are used to manage the Group’s portfolio of risk assets.

All credit risk exposures require approval by authorised individuals or credit committees, independent of business revenue generation. Existing credit risk exposures are monitored and reviewed periodically against approved risk limits. Review occurs at least annually with the lower quality exposures being subject to greater frequency of analysis and assessment. Exposures below specified thresholds and meeting specific criteria can be approved through authorised largely automated processes.

Different credit approval processes exist for each customer type in order to ensure appropriate skills and resources are employed in credit assessment and approval. Risk exposures are aggregated to determine the appropriate level of credit approval required and to facilitate consolidated credit risk management:

  Retail and personal businesses employ market best practice credit scoring techniques to process small scale, large volume credit decisions. Insights from such systems are combined with management judgement to ensure an effective ongoing process of approval, review and enhancement. Credit decisions for loans above specified thresholds, including lending to SMEs, are individually assessed.

  Corporate businesses are assessed using the judgement of the relationship managers, supported by an independent internal dedicated analysis team. A range of risk rating models have been developed to facilitate risk assessments for both borrower and transaction risk. Specialist internal credit risk departments independently oversee the credit process and make decisions or recommendations to the appropriate credit committee. Credit authority is not extended to relationship managers.

  Financial Markets counterparties are approved by a dedicated credit function, with expertise in traded market product risk and which also specialises in the analysis and assessment of financial market counterparties.

GRM and the GEMC review the reports on the Group’s portfolio of credit risks on a monthly basis.

Operating and financial review continued

Credit risk (continued)

Risk asset quality

Internal reporting and oversight of risk assets is principally differentiated by credit ratings. Internal ratings are used to assess the credit quality of borrowers. Customers are assigned credit ratings, based on statistical and judgemental rating systems that map to a Group asset quality scale reflecting the probability of default.

Asset quality	S&P equivalent

AQ1	AAA to BBB-
AQ2	BB+ to BB
AQ3	BB- to B+
AQ4	B+ to B
AQ5	B and below

As at December 2003, exposure to investment grade counterparties (AQ1) accounted for over half of risk assets. Over 97% of exposures were to counterparties rated AQ4 or higher.

Loans and advances

The Group’s loan portfolio consists of loans (including overdraft facilities), instalment credit and finance lease receivables. The value of loans and advances to customers as at 31 December 2003 was £256,453 million (2002 – £227,244 million), representing an increase of £29,209 million (13%) over the year. Including banks, total loans and advances at 31 December 2003 was £308,351 million (2002 –£271,547 million), an increase of 14%.

Loans and advances – gross	2003 £m	2002 £m	2001 £m

Loans and advances to customers by division – gross
CBFM	128,124	117,365	95,096
Retail	61,809	55,619	49,026
Retail Direct	22,024	19,350	17,081
Wealth Management	7,894	7,267	6,815
Ulster Bank	11,633	9,111	7,608
Citizens	24,384	19,457	18,138
Other	585	(925)	373

Loans and advances to customers – gross	256,453	227,244	194,137

Loans and advances to banks – gross	51,898	44,303	38,521

Total loans and advances – gross	308,351	271,547	232,658

•  Industry analysis

Industry analysis plays an important part in assessing concentrations within the loan portfolio. Particular attention is given to industry sectors where the Group believes there is a higher degree of risk or potential for volatility in the future.

Loans and advances to customers by industry	2003 £m	2002 £m	2001 £m

Central and local government	2,100	2,385	1,419
Finance	38,936	34,079	21,462
Individuals – home mortgages	61,960	49,986	41,641
– other	35,027	30,021	22,403
Other commercial and industrial comprising:
Manufacturing	12,769	14,715	15,427
Construction	5,839	5,152	5,199
Service industries and business activities	50,772	48,155	49,118
Agriculture, forestry and fishing	3,081	3,026	2,940
Property	31,629	26,593	22,380
Finance leases and instalment credit	14,340	13,132	12,148

Total loans and advances to customers – gross	256,453	227,244	194,137

Together, corporates, financial institutions and sovereigns, account for 62% of loans and advances. The remaining exposures, accounting for 38% of loans and advances, relate to personal and retail customers, especially mortgage lending and other small loans that are intrinsically highly diversified.

•  Geographic analysis

Although the Group is active in over twenty different countries, its principal focus is on the UK, US and Europe.

Geographically, 92% of loans and advances to customers fall within the UK or US, both of which have experienced stable or improving economic growth. Europe accounts for about 8% of exposures.

Loans and advances to customers by geography	2003 £m	2002 £m	2001 £m

UK	194,545	168,931	151,814
US	40,373	41,008	29,230
Europe	19,842	15,572	11,627
Rest of the World	1,693	1,733	1,466

Total loans and advances to customers – gross	256,453	227,244	194,137

Notes:
(1)	The geographic analysis is based on location of office. The UK includes domestic transactions and transactions conducted through the offices in the UK which service international banking transactions.

Operating and financial review continued

Credit risk (continued)

•  Cross border exposures

Cross border exposures are defined as loans to banks and customers (including finance lease and instalment credit receivables) and other monetary assets, including non-local currency claims of overseas offices on local residents.

The Group monitors the geographical breakdown of these exposures based on the country of domicile of the borrower or guarantor of ultimate risk.

The table below sets out the Group’s cross border outstandings in excess of 0.75% of Group total assets (including acceptances), which totalled £455.9 billion (2002 – £414.4 billion; 2001 – £371.7 billion). None of these countries has experienced repayment difficulties that have required refinancing of outstanding debt.

	2003 £m	2002 £m	2001 £m

Geographical analysis:
Germany	15,073	10,464	7,969
United States	14,618	11,658	8,901
France	7,524	5,971	4,930
Netherlands	6,830	6,318	4,596
Cayman Islands	6,666	6,897	5,501
Japan	4,141	3,156	*
Spain	3,421	*	*
Italy	*	3,867	*
Switzerland	*	*	3,646

* Less than 0.75% of Group total assets (including acceptances).

Selected country exposures

The Group devotes particular attention to those countries that have been adversely affected by global economic pressure. The table below details exposures to countries that are considered as having a higher credit and foreign exchange risk.

	2003 £m	2002 £m	2001 £m

Argentina
Bank	26	30	39
Non-bank	4	15	12
Brazil
Bank	15	—	158
Non-bank	2	14	22
Turkey
Bank	5	25	38
Non-bank	65	65	102
Venezuela
Bank	—	—	—
Non-bank	87	115	99

Risk elements in lending and potential problem loans

The table below sets out the Group’s loans that are classified as non-accrual, accruing past due and restructured loans (together risk elements in lending (REIL)) or potential problem loans (PPL) as defined by the SEC in the US. The figures incorporate estimates and are stated before the value of security held or related provisions.

REIL and PPL	2003 £m	2002 £m	2001 £m

Non-accrual loans (2)	4,432	4,175	3,566
Accrual loans past due 90 days (3)	642	492	785
Troubled debt restructurings	83	204	142

Total REIL	5,157	4,871	4,493

PPL (4)	591	1,183	1,080

Total REIL and PPL	5,748	6,054	5,573

Notes:
(1)	The classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not necessarily indicate that the principal of the loan is uncollectable in whole or in part. Collection depends in each case on the individual circumstances of the loan, including the adequacy of any collateral securing the loan and therefore classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not always require that a provision be made against such a loan. In accordance with the Group’s provisioning policy for bad and doubtful debts, it is considered that adequate provisions for the above risk elements in lending have been made.
(2)	The Group’s UK banking subsidiary undertakings account for loans on a non-accrual basis from the point in time at which the collectability of interest is in significant doubt. Certain subsidiary undertakings of the Group, principally Citizens, generally account for loans on a non-accrual basis when interest or principal is past due 90 days.
(3)	Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.
(4)	Loans which are current as to the payment of principal and interest but in respect of which management have serious doubts about the ability of the borrowers to comply with contractual repayment terms. Substantial security is held in respect of these loans and appropriate provisions have already been made in accordance with the Group’s provisioning policy for bad and doubtful debts.

REIL increased to £5,157 million (a rise of 6% compared with 2002). REIL as a proportion of total loans and advances to customers was 2.01% in 2003 (2002 – 2.14%; 2001 – 2.31%), reflecting active risk management and improvements in the economic environment in the Group’s key markets.

These factors also contributed to a reduction of 5% in the aggregate amount of PPL and REIL which together account for 2.24% of loans and advances to customers (2002 – 2.66%; 2001 – 2.87%).

Operating and financial review continued

Credit risk (continued)
Provisions
The Group provides for losses in its loan portfolio so as to record impaired loans and advances at their expected ultimate net realisable value. The objective is to set provisions based on the current understanding of the portfolio. To reach this understanding, retail and corporate loans and advances are treated separately.

The Group’s retail portfolios which consist of small value, high volume credits have highly efficient largely automated processes for identifying problem credits and very short timescales, typically three months, before resolution or adoption of various recovery measures.

Corporate portfolios consist of higher value, lower volume credits, which tend to be structured to meet individual customers requirements. These portfolios do not have an automated provisioning process, relying on individual expert judgement, controls and oversight to identify problems.

Early and proactive management of problem exposures ensures that credit losses are minimised. Specialised units are used for different customer types to ensure that the appropriate risk mitigation is taken in a timely manner.

Specific and general provisions
Provisions fall into one of two categories, specific or general:

  Specific provisions: arise when the creditworthiness of a borrower has undergone a significant deterioration and the recovery of the advance is in significant doubt. The amount of specific provision will reflect the financial condition of the borrower, the realisable value of security and the costs of recovery.

  General provisions: cover losses that have not yet been specifically identified but are known from experience to be present in any portfolio of loans. The level of general provision reflects the size and diversity of the Group’s loan portfolio, past experience, the current state of the economies in which the Group operates and the scope of specific provisioning procedures.
Summary of provisions	2003 £m	2002 £m	2001 £m

Specific provision[1]	3,356	3,323	3,031
General provision	566	597	614

Total bad and doubtful debt provisions	3,922	3,920	3,645

Total loans and advances to customers	256,453	227,244	194,137

Specific provision as a percentage of loans and advances to customers	1.31%	1.46%	1.56%
General provision as a percentage of loans and advances to customers	0.22%	0.26%	0.32%

Total provisions as a percentage of loans and advances to customers	1.53%	1.72%	1.88%

Closing provisions for bad and doubtful debts expressed as a:
% of REIL	76%	81%	81%
% of REIL and PPL	68%	65%	66%

(1) Excludes specific provisions against loans and advances to banks of £7 million (2002 – £7 million; 2001 – £8 million)

Provisions for bad and doubtful debts at the end of 2003 were broadly unchanged from the previous year end. The increase in provisions of £1,461 million through the charge to the profit and loss account was substantially offset by the amounts written-off, net of recoveries, of £1,447 million. This, coupled with the growth in the portfolio, led to a reduction in the ratio of provisions to loans and advances to customers from 1.72% at the end of 2002 to 1.53%.

The coverage ratio of closing provisions as a percentage of REIL has reduced to 76% from 81% at the end of 2002. This is due to a slight shift in the composition of REIL away from larger corporate customers, against which the Group typically holds less security and thus requires higher provisions proportionately, and into smaller mid-corporate customers against which the Group tends to hold higher levels of security.

The coverage ratio of total closing provisions as a percentage of PPL and REIL has increased to 68% from 65% and 66% at the end of 2002 and 2001 respectively.

Analysis of specific provisions
The table below shows specific provisions by industry and geographic area.

	2003 £m	2002 £m	2001 £m

Industry:
Finance	65	125	109
Individuals – home mortgages	37	67	69
Individuals – other	1,159	955	924
Other commercial and industrial	2,095	2,176	1,929

	3,356	3,323	3,031

Geography:
UK	2,507	2,615	2,376
US	609	556	494
Europe	224	110	82
Rest of the World	16	42	79

	3,356	3,323	3,031

Notes:
(1)	Excludes specific provisions against loans and advances to banks of £7 million (2002 – £7 million; 2001 – £8 million).
(2)	The geographic analysis is based on location of office. The UK includes domestic transactions and transactions conducted through the offices in the UK which service international banking transactions.

Amounts written off and recovered
The table below shows the amounts written off by industry and geographical area.

	2003 £m	2002 £m	2001 £m

Industry:
Finance	66	44	10
Individuals – home mortgages	2	2	3
Individuals – other	415	391	333
Other commercial and industrial	1,036	598	483

	1,519	1,035	829

Geography:
UK	1,333	803	669
US	156	164	85
Europe	15	40	20
Rest of the World	15	28	55

Total amounts written off	1,519	1,035	829

Notes:
(1)	Excludes amounts written off in respect of banks of nil (2002 – £1 million; 2001 – £6 million).
(2)	The geographic analysis is based on location of office. The UK includes domestic transactions and transactions conducted through the offices in the UK which service international banking transactions.

The following table shows amounts previously written off and subsequently recovered during the year by industry and geographical area.

	2003 £m	2002 £m	2001 £m

Industry:
Finance	1	—	1
Individuals – other	42	41	52
Other commercial and industrial	29	22	27

	72	63	80

Geography:
UK	38	37	55
US	25	21	17
Europe	4	4	7
Rest of the World	5	1	1

Total recoveries	72	63	80

Notes:
(1)	The geographic analysis is based on location of office. The UK includes domestic transactions and transactions conducted through the offices in the UK which service international banking transactions.

Operating and financial review continued

Liquidity risk
Liquidity management
Liquidity management within the Group focuses on both overall balance sheet structure and the control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from commitments and contingent obligations.

The management of liquidity risk within the Group is undertaken within limits and other policy parameters set by GALCO, who review monthly and receive on an exception basis reports detailing compliance with those policy parameters. A weekly report is also provided to the Group’s executive management. Compliance is monitored and co-ordinated daily under the stewardship of the Group Treasury function, both in respect of internal policy and the regulatory requirements of the Financial Services Authority. Detailed liquidity position reports are compiled each day by Group Treasury and reviewed daily and weekly with Financial Markets, who manage day-to-day and intra-day market execution within the policy parameters set.

In addition to their consolidation within the Group’s daily liquidity management processes, it is also the responsibility of all Group subsidiaries and branches outside the UK to ensure compliance with any separate local regulatory liquidity requirements where applicable.

The structure of the Group’s balance sheet is managed to maintain substantial diversification, to minimise concentration across its various deposit sources, and to contain the level of reliance on total and net short-term wholesale sources of funds within prudent levels.

The short-term maturity structure of the Group’s assets and liabilities is also managed on a daily basis to ensure that contractual cash flow obligations, and potential cash flows arising from undrawn commitments and other contingent obligations, can be met as they arise day to day, either from cash inflows from maturing assets, new borrowing or from the sale or repurchase of debt securities held.

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

The level of large deposits taken from banks, corporate customers, non-bank financial institutions and other customers and significant cash outflows are also reviewed to monitor concentrations and identify any adverse trends.

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

	2003 £m	%	2002 £m	%	2001 £m	%

Customer accounts (excluding repos):
Repayable on demand	141,560	39	127,320	39	115,054	41
Time deposits	68,382	19	66,781	21	66,486	23

Total customer accounts (excluding repos)	209,942	58	194,101	60	181,540	64
Repo agreements with customers	27,021	7	25,060	8	17,455	6
Deposits by banks (including repos)	67,323	19	54,720	17	40,038	14
Debt securities in issue	41,016	11	33,938	10	30,669	11
Short positions	19,128	5	16,381	5	14,622	5

Total	364,430	100	324,200	100	284,324	100

Customer accounts, excluding repo agreements, grew by £15,841 million (8%), and represent 58% of the Group’s funding excluding capital and other liabilities. In reflection of the higher rate of growth in customer loans and advances excluding reverse repos, up £27,081 million (13%), the proportion of funding from wholesale sources has increased.

Repo agreements with corporate and institutional customers are undertaken primarily by RBS Greenwich Capital in the US and by Financial Markets. Repo activity with customers represented 7% of the Group’s funding excluding capital and other liabilities at 31 December 2003.

Deposits by banks increased by £12,603 million to represent 19% of the Group’s funding, excluding capital and other liabilities. Deposits by banks are taken from a wide range of counterparties, with the largest single depositor continuing to represent less than 1% of the Group’s total funding.

Debt securities in issue increased by £7,078 million to represent 11% of the Group’s funding, excluding capital and other liabilities, at 31 December 2003. Total debt securities in issue at 31 December 2003 includes £9,187 million (2002 – £6,035 million) with a maturity of over one year, reflecting the activity of the Group in raising term funds through its Euro Medium Term Note programme and other term issues.

The Group remains well placed to access various wholesale funding sources from a wide range of counterparties and markets, and the changing mix evident between customer repos, deposits by banks and debt securities in issue primarily reflects comparative pricing and investor/counterparty demand rather than a material perceived trend.

Net customer activity
Net customer lending rose by £11,240 million as the growth in loans and advances to customers exceeded the growth in customer accounts, thus increasing wholesale market funding to support loan growth. Structural liquidity risk continues to be maintained well within the Group’s policy parameters.

	2003 £m	2002 £m	2001 £m

Loans and advances to customers (gross, excluding reverse repos)	232,384	205,303	182,549
Customer accounts (excluding repos)	209,942	194,101	181,540

Customer lending less customer accounts	22,442	11,202	1,009

Customer accounts as % of loans and advances to customers (gross, excluding repos)	90.3%	94.5%	99.4%

In prevailing economic conditions and with interest rates at historically low levels in the UK, US and Europe, the growth in demand for borrowing by customers may in the medium term continue to exceed customer deposits received, thus increasing net customer lending further. The Group has evaluated a range of balance sheet management strategies and has developed plans to increase gradually over time short term and longer term funding from various wholesale market sources, whilst maintaining its overall funding structure within its normal prudent liquidity risk policy parameters.

Operating and financial review continued

Liquidity risk (continued)
Net wholesale market activity
Overall structural liquidity risk remains well within the Group’s policy parameters. The Group’s net surplus of wholesale assets reduced by £8,372 million to £6,274 million.

	2003 £m	2002 £m	2001 £m

Deposits by banks (excluding repos):
repayable on demand	10,232	12,703	6,155
less than 3 months maturity	26,689	18,547	17,557
over 3 months maturity	3,358	3,373	5,880

Total deposits by banks (excluding repos)	40,279	34,623	29,592

Repo agreements with banks and customers	54,065	45,157	27,901
Debt securities in issue	41,016	33,938	30,669
Short positions	19,128	16,381	14,622

Total wholesale liabilities	154,488	130,099	102,784

Loans and advances to banks (gross, excluding reverse repos):
repayable on demand	6,029	6,433	3,895
less than 3 months maturity	11,287	10,485	12,500
over 3 months maturity	8,060	6,807	4,405

Total loans and advances to banks (gross, excluding reverse repos)	25,376	23,725	20,800

Reverse repo agreements with banks and customers	50,591	42,519	29,309
Debt securities, treasury bills and other eligible bills	84,795	78,501	74,176

Total wholesale assets	160,762	144,745	124,285

Net surplus of wholesale assets	6,274	14,646	21,501

Excluding repo and reverse repos, the comparison of the maturity and level of deposits by banks with that of loans and advances to banks shows an increased reliance on inter-bank funding but of slightly longer maturity.

Sterling liquidity
Over 51% of the Group’s total assets are denominated in Sterling. The FSA requires the Group, on a consolidated basis, to maintain daily a minimum ratio of 100% between:

1.	a stock of qualifying high quality liquid assets (primarily UK government securities, treasury bills, eligible bank bills, and cash held in branches) and

2.	the sum of:
    Sterling wholesale net outflows contractually due within 5 working days (offset up to a limit of 50%, by 85% of sterling certificates of deposit held which mature beyond five working days); and
    5% of retail deposits with a residual contractual maturity of five working days or less.

The Group has exceeded the minimum ratio requirement throughout 2003.

The FSA also sets an absolute minimum level for the stock of qualifying liquid assets that the Group is required to maintain each day. The Group has exceeded that minimum stock requirement at all times during 2003.

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

The level of contingent risk from the potential drawing of undrawn or partially drawn commitments, back-up lines, standby lines and other similar facilities is also actively monitored and reflected in the measures of the Group’s non-Sterling liquidity risk. Particular attention is given to the US$ commercial paper market and the propensity of the Group’s corporate counterparties (who are active in raising funds from that market) to switch to take up facilities offered by the Group in the event of either counterparty specific difficulties or a significant widening of interest spreads generally in the commercial paper market.

The Group also provides liquidity back-up facilities to both its own conduits and certain other conduits which take funding from the US$ commercial paper market. Limits sanctioned for such facilities totalled less than £4,000 million at 31 December 2003. The short-term contingent liquidity risk in providing such back-up facilities is also mitigated by the spread of maturity dates, typically over a three-month period of the commercial paper taken by the conduits.

The Group has operated within its non-Sterling liquidity policy mismatch limits at all times during 2003 and operational processes are actively managed to ensure that is the case going forward.

Contingency plans are also maintained to enable the Group to respond effectively to unforeseen market liquidity or major payment systems problems that may emerge from time to time.

Operating and financial review continued

Market risk
The Group is exposed to market risk because of positions held in its trading portfolios and its non-trading business including the Group’s treasury operations.

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

These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated. For a discussion of the Group’s accounting policies for, and information with respect to, its exposures to derivative financial instruments, see Accounting policies and Note 39 on the accounts.

Trading
The principal focus of the Group’s trading activities is client facilitation - providing products to the Group’s client base at competitive prices. The Group also undertakes: market making – quoting firm bid (buy) and offer (sell) prices with the intention of profiting from the spread between the quotes; arbitrage –entering into offsetting positions in different but closely related markets in order to profit from market imperfections; and proprietary activity – taking positions in financial instruments as principal in order to take advantage of anticipated market conditions. The main risk factors are interest rates, credit spreads and foreign exchange.

Financial instruments held in the Group’s trading portfolios include, but are not limited to, debt securities, loans, deposits, securities sale and repurchase agreements and derivative financial instruments (futures, forwards, swaps and options).

The VaR for the Group’s trading portfolios segregated by type of market risk exposure is presented in the tables below.

Trading VaR	Period end £m	Maximum £m	Minimum £m	Average(1) £m

2003
Interest rate [2]	7.4	14.5	5.7	9.4
Currency	0.8	2.5	0.7	1.3
Equity	0.4	1.4	0.2	0.5
Diversification effects	(1.2)

Total	7.4	14.2	5.6	9.4

2002
Interest rate [2]	8.4	11.6	6.0	9.0
Currency	1.2	2.5	0.4	1.2
Equity	0.6	1.0	0.2	0.5
Diversification effects	(1.8)

Total	8.4	11.8	5.6	9.1

Notes:
(1)	Calculated as the arithmetic average of daily VaR figures.
(2)	Includes credit spreads.

Operating and financial review continued

Market risk (continued)
Non-trading
The principal market risks arising from the Group's non-trading activities are interest rate risk, currency risk and equity risk. Treasury activity and mismatches between the repricing of assets and liabilities in its retail and corporate banking operations account for most of the non-trading interest rate risk. Non-trading currency risk derives from the Group's investments in overseas subsidiaries, associates and branches. The Group's venture capital portfolio, investments held by its general insurance business and its strategic equity investments are the principal sources of non-trading equity price risk. The Group's portfolios of non-trading financial instruments mainly comprise loans (including finance leases), debt securities, equity shares, deposits, certificates of deposits and other debt securities issued, loan capital and derivatives. To reflect their distinct nature, the Group's long-term assurance assets and liabilities attributable to policyholders have been excluded from these market risk disclosures.

•  Interest rate risk
Treasury
The Group’s treasury activities include its money market business and the management of internal funds flow within the Group’s businesses. Money market portfolios include cash instruments (principally debt securities, loans and deposits) and related hedging derivatives. VaR for the Group’s treasury portfolios, which relates mainly to interest rate risk was £8.1 million at 31 December 2003 (2002 – £6.5 million). During the year the maximum VaR was £11.0 million (2002 – £6.7 million), the minimum £5.6 million (2002 – £3.5 million) and the average £8.3 million (2002 – £4.4 million).

Retail and corporate banking
Structural interest rate risk arises in these activities where assets and liabilities have different repricing dates. It is the Group’s policy to minimise the sensitivity of net interest income to changes in interest rates and where interest rate risk is retained to ensure that appropriate resources, measures and limits are applied.

Structural interest rate risk is calculated in each division on the basis of establishing the repricing behaviour of each asset and liability product. For many products, the actual interest rate repricing characteristics differ from the contractual repricing. In most cases, the repricing maturity is determined by the market interest rate that most closely fits the historical behaviour of the product interest rate. For non-interest bearing current accounts, the repricing maturity is determined by the stability of the portfolio. The repricing maturities used are approved by Group Treasury and divisional asset and liability committees at least annually. Key conventions are reviewed annually by GALCO.

A static maturity gap report is produced as at the month-end for each division, in each functional currency based on the behaviouralised repricing for each product. It is Group policy to include in the gap report, non-financial assets and liabilities, mainly tangible fixed assets and the Group’s capital and reserves, spread over medium and longer term maturities. This report also includes hedge transactions, principally derivatives.

Any residual non-trading interest rate exposures are controlled by limiting repricing mismatches in the individual balance sheets. Potential exposures to interest rate movements in the medium to long term are measured and controlled using a version of the same VaR methodology that is used for the Group’s trading portfolios but without discount factors. Net interest income exposures are measured and controlled in terms of sensitivity over time to movements in interest rates.

Non-trading interest rate VaR
Non-trading interest rate VaR for the Group’s treasury and retail and corporate banking activities was £78.1 million at 31 December 2003 (2002 – £34.7 million) with the major exposure being to changes in longer term US dollar interest rates. During the year, the maximum VaR was £78.1 million (2002 – £34.7 million), the minimum £29.9 million (2002 – £9.7 million) and the average £51.7 million (2002 – £14.5 million).

Citizens was the main contributor to the Group’s non-trading interest rate VaR in 2002 and 2003. It invests its surplus retail deposits in a portfolio of highly rated and liquid investments principally mortgage-backed securities. This balance sheet management approach is common for US retail banks where mortgages are originated and then sold to Federal agencies for funding through the capital markets. The significant increase in VaR during 2003 reflects substantial growth in retail deposits in Citizens and asset growth in home equity loans and mortgage backed securities.

VaR, like all interest rate risk measures, has its limitations when applied to retail banking books and the management of Citizens’ interest rate exposures involves a number of other interest rate risk measures and related limits. Two measures that are reported both to Citizens ALCO and Board are:

  the sensitivity of their net interest income to a series of parallel movements in interest rates; and

  economic value of equity (“EVE”) limits.

These limits are set to parallel movements of +/-1% and +/-2%.

The EVE methodology captures deposit re-pricing strategies and the embedded option risks that exists within both the investment portfolio of mortgage-backed securities and the consumer loan portfolio. EVE is the present value of the cash flows generated by the current balance sheet. EVE sensitivity to a 2% parallel movement upwards and downwards in US interest rates is shown below.

	Percent increase/(decrease) in EVE

2003	2% parallel upward movement in US interest rates %	2% parallel downward movement in US interest rates (no negative rates allowed) %

Period end	(9.4)	(8.8)
Maximum	(11.4)	(14.2)
Minimum	3.2	(0.6)
Average	(4.4)	(6.4)

	Percent increase/(decrease) in EVE

2002	2% parallel upward movement in US interest rates %	2% parallel downward movement in US interest rates (no negative rates allowed) %

Period end	(5.7)	(7.4)
Maximum	(8.7)	(9.5)
Minimum	8.7	(0.3)
Average	(4.6)	(6.3)

At Group level, the other major structural interest rate risk arises from a low interest rate environment, particularly in sterling, sustained for a number of years. In such a scenario deposit pricing may reach effective floors below which it is not reasonable to reduce rates further whilst variable rate asset pricing continues to decline. A sustained low rate scenario would also generate progressively reduced income from the medium and long term hedging of non-interest bearing liabilities. GALCO regularly reviews the impact of successive declines in rates to ensure that appropriate risk management strategies are employed. This may involve execution of derivatives, product development and tactical pricing changes.

Note 40 includes, on pages 125 to 126, tables that summarise the Group’s interest rate sensitivity gap for its non-trading book at 31 December 2003 and 31 December 2002. The tables show the contractual re-pricing for each category of asset liability and for off-balance sheet items and do not reflect the behaviouralised repricing used in the Group’s asset and liability management methodology and the non-trading interest rate VaR presented above.

Operating and financial review continued

Market risk (continued)
Non-trading (continued)
•  Currency risk
The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in overseas subsidiaries and associated undertakings and their related currency funding. The Group’s policy in relation to structural positions is to match fund the structural foreign currency exposure arising from net asset value, including goodwill, in overseas subsidiaries, equity accounted investments and branches, except where doing so would materially increase the sensitivity of either the Group’s or the subsidiary’s regulatory capital ratios to currency movements. The policy requires structural foreign exchange positions to be reviewed regularly by GALCO. Gains or losses on foreign currency investments net of any gains or losses on related foreign currency funding or hedges are recognised in the statement of total recognised gains and losses.

The tables below set out the Group’s structural foreign currency exposures.

2003	Net investments in overseas operations £m	Foreign currency borrowings hedging net investments £m	Structural foreign currency exposures £m

US dollar	5,329	5,198	131
Euro	1,422	826	596
Swiss franc	357	357	—
Other non-sterling	118	114	4

	7,226	6,495	731

2002

US dollar	5,190	5,107	83
Euro	1,019	558	461
Swiss franc	306	295	11
Other non-sterling	35	30	5

	6,550	5,990	560

The structural foreign currency exposure in euros is principally due to Ulster Bank running an open structural foreign exchange position to minimise the sensitivity of its capital ratios to possible movements in the Euro exchange rate against Sterling.

•  Equity risk
Non-trading equity risk arises principally from the Group’s strategic investments, its venture capital activities and its general insurance business. The reserves of the Group’s general insurance business are invested in cash, debt securities and equity shares. The VaR of the equity element of this portfolio was £9.9 million at 31 December 2003 (2002 – £8.6 million). During 2003, the maximum VaR was £11.1 million (2002 – £8.6 million), the minimum £8.3 million (2002 – £6.8 million) and the average £9.6 million (2002 – £7.4 million).

VaR is not an appropriate risk measure for the Group’s venture capital investments, comprising a mix of quoted and unquoted investments, or its portfolio of strategic investments. At 31 December 2003, equity shares held as investment securities had a book value of £1,821 million (2002 – £1,783 million) and a valuation of £2,238 million (2002 – £1,699 million).

Insurance risk
The Group is exposed to insurance risk, either directly through its businesses or through using insurance as a tool to reduce other risk exposures:

  Insurance is a source of risk where the Group sells and underwrites general insurance and life assurance. The essence of an insurance contract is the transfer of risk from the policyholder to the insurer.

The management of insurance risk is overseen by a Pricing Committee that meets weekly to review underwriting factors, e.g. car groups, terms and conditions, claims experience. This is supplemented by a range of system controls and processes including risk acceptance, with regular independent reviews of underwriting across the business. Primary focus is on high volume and relatively straightforward products for example home and motor. This facilitates the generation of comprehensive underwriting and claims data, which is used to monitor and accurately price the risks accepted. This attention to data analysis is reinforced by tight controls on costs and claims handling procedures.

Underwriting concentrations and catastrophe exposure are reviewed and, where necessary, mitigated by reinsurance which is spread across a number of reinsurers. Reviews of the Group’s general insurance reserves by external actuaries are conducted annually.

Investment strategy reflects the maturity of underwriting liabilities and is governed through Investment Management Committees, with involvement and oversight from Group Treasury. The Group’s underwriting experience, the level of retained risk and solvency are monitored at divisional and Group level.

  The Insurance Sourcing Department is responsible for the Group-wide purchase of insurance as a means of reducing other risk exposures. As such, it is a key component of the Group Insurance Risk Management process and reports its activities to the GEMC.

Enterprise risk
In order to adequately identify and manage the full range of Enterprise risk, the Group has separately defined operational and external risk:

Operational risk is defined as the risk arising from within the organisation from:

  People – risks arising from an inappropriate level of staff, inadequately skilled or managed people.

  Process – risk caused by inadequate or failed internal processes.

  Systems – risks of inadequately designed or maintained systems.

  Assets – risk of damage, misappropriation or theft of the Group’s physical, logical and intangible assets.

External risk is defined as the risk arising from outside of the organisation in three main areas:

  Business – risks arising from product performance, competitor activity, supplier unreliability or customer activity.

  Political – risks caused by political unrest or uncertainty, activity by public interest groups or extremists, and non-compliance with, or changes to, current legislation.

  Environment – risks arising due to demographic, macro economic, technical, cultural or environmental change.

Enterprise risk also includes the potential or actual impact on corporate reputation arising from any of the Group’s activities.

Enterprise risk management is achieved through monitoring the Group’s exposure to direct or indirect loss using a range of policies, procedures, data, analytical tools and reporting techniques. In particular, Group-wide risk management processes ensure that Enterprise risk issues are quickly escalated and resolved, that the risks inherent in new products are fully evaluated, and that emerging external risks are actively monitored.

Operational risk exposures and loss events for each division are captured through monthly Risk and Control returns, which provide details on the change of risk exposures for each risk category in the light of improving/deteriorating trends and the risk profile of each division.

Make it happen

Governance

Contents

Board of directors and secretary	62

Report of the directors	64

Corporate governance	68

Directors’ remuneration report	72

Directors’ interests in shares	82

Statement of directors’ responsibilities	83

Board of directors and secretary

Chairman
Sir George Mathewson (age 63)
CBE, DUniv, LLD, FRSE, FCIBS
C (Chairman), N (Chairman)

Appointed to the Board in September 1987 and as Chairman in April 2001, Sir George has a wide background in finance, technology and management and spent some of his career in the United States. He became Group Chief Executive in January 1992 and in March 2000, he was appointed Executive Deputy Chairman. He is president of the British Bankers’ Association and a director of Santander Central Hispano, S.A., The Scottish Investment Trust PLC and the Institute of International Finance, Inc. He was chief executive of the Scottish Development Agency from 1981 to 1987.

Vice-chairmen
Sir Iain Vallance (age 60)
FCIBS
C

Appointed to the Board in January 1993 and as Vice-Chairman in March 1994, Sir Iain is an experienced businessman who is currently chairman of the European Service Forum and a director of the supervisory board of Siemens AG. He is also a member of the European Advisory Council of the Rothschild Group and the European Advisory Committee of the NYSE. He has also held a range of other positions including president of the CBI, chairman of British Telecommunications Plc and deputy chairman of the Financial Reporting Council. He was also a member of the board of directors of the Mobil Corporation.

Sir Angus Grossart (age 66)
CBE, DBA, LLD, FRSE, DL, FCIBS
C

Appointed to the Board in September 1985 and as Vice-Chairman in April 1996, Sir Angus is an advocate and chartered accountant with a career in merchant banking. He is chairman of Noble Grossart Limited, Scottish Daily Record and Sunday Mail Limited and Edinburgh US Tracker Trust plc. His directorships of public companies include Scottish and Newcastle Plc and Trinity Mirror Plc. He is a trustee of the National Heritage Memorial Fund and a former chairman of the trustees of the National Galleries of Scotland. He has also served on the boards of a wide range of other companies in the UK, the USA and Canada.

Executive directors
Fred Goodwin (age 45)
DUniv, FCIBS, FCIB
Group Chief Executive
C

Appointed to the Board in August 1998, Mr Goodwin is a chartered accountant. He was formerly chief executive and director, Clydesdale Bank PLC and Yorkshire Bank PLC. He is chairman of The Prince’s Trust and a former president of the Chartered Institute of Bankers in Scotland.

Lawrence Fish (age 59)
Chairman, President and Chief Executive Officer
of Citizens Financial Group, Inc.

Appointed to the Board in January 1993, Mr Fish is an American national. He is a career banker and a director of Textron Inc. and the Federal Reserve Bank of Boston. He is also a director of the Financial Services Roundtable, a trustee of The Brookings Institution and a director of numerous community organisations in the USA.

Norman McLuskie (age 59)
FCIBS
Chairman, Retail Direct

Appointed to the Board in June 1992, Mr McLuskie is a chartered accountant. He is also chairman of MasterCard Europe SPRL and a member of the board of MasterCard International Inc. He was formerly chief executive, Retail Direct.

Gordon Pell (age 53)
FCIBS, FCIB
Chairman, Retail Banking and Wealth Management

Appointed to the Board in March 2000, Mr Pell was formerly group director of Lloyds TSB UK Retail Banking before joining National Westminster Bank Plc as a director in February 2000 and then becoming chief executive, Retail Banking. He is currently also a director of Race for Opportunity and Southampton University Development Trust.

Fred Watt (age 43)
FCIBS
C
Group Finance Director

Appointed to the Board in September 2000, Mr Watt is a chartered accountant. He was formerly finance director of Wassall plc.

Non-executive directors
Emilio Botin (age 69)

Appointed to the Board in February 1989, Mr Botin is a Spanish national. He is chairman of Santander Central Hispano, S.A. and several Santander Central Hispano Group subsidiaries and a director of a number of Spanish companies including BANKINTER S.A. Mr Botin is chairman of Universia.net, an internet venture between Santander Central Hispano and 650 universities in Spain, Portugal and the main countries in Latin America. He is also a director of Shinsei Bank Limited, a Japanese bank.

Colin Buchan* (age 49)
A (Acting Chairman), R

Appointed to the Board in June 2002, Mr Buchan was educated in South Africa and spent the early part of his career in South Africa and the Far East. He has considerable international investment banking experience, as well as experience in very large risk management in the equities business. He was formerly a member of the group management board of UBS AG and head of equities of UBS Warburg. He is a director of Merrill Lynch World Mining Trust Plc, Merrill Lynch Gold Limited, Royal Scottish National Orchestra Society Limited, Standard Life Investments Limited, UBS Securities Canada Inc. and World Mining Investment Company Limited.

Jim Currie* (age 62)
D.Litt
R

Appointed to the Board in November 2001, Dr Currie is a highly experienced senior international civil servant who spent many years working in Brussels and Washington. He was formerly director general at the European Commission with responsibility for the EU’s environmental policy and director general for Customs and Excise and Indirect Taxation. He is also a director of British Nuclear Fuels PLC, an international adviser to Eversheds and a consultant to Butera & Andrews UK Limited.

Juan Inciarte (age 51)

Appointed to the Board in February 1998, Mr Inciarte is a Spanish national. He is a general manager of Santander Central Hispano Group in charge of Europe and consumer finance. He is a director of several Santander Central Hispano Group subsidiaries and a number of Spanish and European companies including CC-Bank AG. He was a director of First Wachovia and San Paolo – IMI S.P.A.

Eileen Mackay* (age 60)
CB, FCIBS
A, R

Appointed to the Board in May 1996, Miss Mackay is a former senior UK civil servant who held posts in Scotland, HM Treasury and the Cabinet Office and was principal finance officer at The Scottish Office. She is a director of Edinburgh Investment Trust plc, Scottish Financial Enterprise and the British Library. She is also chairman of the trustees of the David Hume Institute and a trustee of the Carnegie Trust for the Universities of Scotland.

Iain Robertson (age 58)
CBE, FCIBS
Chairman, Corporate Banking and Financial Markets

Appointed to the Board in January 1993, Mr Robertson is a chartered accountant. He is chairman of British Empire Securities and General Trust plc.

Sir Steve Robson* (age 60)
A

Appointed to the Board in July 2001, Sir Steve is a former senior UK civil servant, with responsibility for a wide variety of Treasury matters. His early career included the post of Private Secretary to the Chancellor of the Exchequer and secondment to ICFC, (now 3i). He was also a Second Permanent Secretary of HM Treasury, where he was managing director of the Finance and Regulation Directorate. He is a non-executive director of Cazenove Group Plc, Xstrata Plc and Partnerships UK plc.

Bob Scott* (age 62)
CBE
C, N, R (Chairman)

Appointed to the Board in January 2001, Mr Scott is an Australian national. He is the senior independent director. Mr Scott has many years experience in the international insurance business and played a leading role in the consolidation of the UK insurance industry. He is a former group chief executive of CGNU plc and chairman of the board of the Association of British Insurers. He is chairman of Yell Group plc, a non-executive director of Swiss Reinsurance Company (Zurich), Jardine Lloyd Thompson Group plc and Focus Wickes Group Limited, and a trustee of the Crimestoppers Trust.

Peter Sutherland* (age 57)
KCMG
N

Appointed to the Board in January 2001, Mr Sutherland is an Irish national. He is a former attorney general of Ireland and from 1985 to 1989 was the European commissioner responsible for competition policy. He is chairman of BP Plc and Goldman Sachs International and a director of Investor AB and Telefonaktiebolaget LM Ericsson. He was formerly chairman of Allied Irish Bank and a director general of GATT and the World Trade Organisation.

Group Secretary and General Counsel
Miller McLean (age 54)
FCIBS
C

Mr McLean was appointed group secretary in August 1994. He is a trustee of the Industry and Parliament Trust, a non-executive chairman of The Whitehall and Industry Group and a director of The Scottish Parliament and Business Exchange. He is a former vice-chairman of Banco Santander, Portugal S.A.

A member of the Audit Committee
C member of the Chairman’s Advisory Group
N member of the Nominations Committee
R member of the Remuneration Committee
  * independent non-executive director

Report of the directors

The directors have pleasure in presenting their report together with the audited accounts for the year ended 31 December 2003.

Profit and dividends
The profit attributable to the ordinary shareholders of the company for the year ended 31 December 2003 amounted to £2,315 million (after preference dividends of £261 million and the Additional Value Shares dividend of £1,463 million) compared with £1,971 million for the year ended 31 December 2002, as set out in the consolidated profit and loss account on page 91.

An interim dividend of 14.6p per ordinary share was paid on 10 October 2003 totalling £431 million (2002 – £368 million). The directors now recommend that a final dividend of 35.7p per ordinary share totalling £1,059 million (2002 – £899 million) be paid on 4 June 2004 to members on the register at the close of business on 12 March 2004. If this recommendation is approved by shareholders at the annual general meeting on 29 April 2004, the retained profit for the year will amount to £825 million (2002 – £704 million). Subject to the approval of the dividend by shareholders at the annual general meeting, shareholders will be offered the choice of taking ordinary shares in lieu of cash in respect of the final dividend.

The final dividend of 55p per share on the Additional Value Shares issued in connection with the acquisition of NatWest was paid on 1 December 2003, totalling £1.5 billion.

Activities and business review
The company is a holding company owning the entire issued ordinary share capital of the Royal Bank, the principal direct operating subsidiary undertaking of the company. The “Group” comprises the company and all its subsidiary and associated undertakings, including the Royal Bank and NatWest. The Royal Bank and NatWest and their subsidiary undertakings are engaged principally in providing a comprehensive range of banking, insurance and other financial services. Details of the principal subsidiary undertakings of the company are shown in Note 17. A review of the business for the year to 31 December 2003, of recent events and of likely future developments is contained in the operating and financial review.

Business developments
In January 2003, 49% of the Royal Bank’s economic interest in Royal Bank of Scotland Unit Trust Management was sold to Aviva plc.

In January 2003, the entire issued ordinary share capital of NatWest was transferred from the company to the Royal Bank.

In January 2003, Citizens completed the acquisition of Pennsylvania-based commercial bank, Commonwealth Bancorp, Inc.

In June 2003, RBS completed the acquisition of Nordisk Renting AB, a Swedish leasing company.

In July 2003, Citizens completed the acquisition of Port Financial Corp., the holding company of the Massachusetts savings bank, CambridgePort Bank.

In July 2003, RBS completed the purchase of the credit card and personal loans portfolios of Frankfurt-based Santander Direkt Bank.

In July 2003, RBS completed the sale of the Miami-based Latin American private banking operations of Coutts Group.

In September 2003, RBS completed the acquisition of Churchill Insurance Group PLC.

In September 2003, Citizens announced the acquisition of Thistle Group Holdings, Co., the holding company of Pennsylvania-based Roxborough Manayunk Bank. This acquisition was completed in January 2004.

In October 2003, RBS announced that it had agreed terms for a recommended acquisition for cash of First Active plc. This acquisition was completed in January 2004.

In October 2003, Citizens completed the acquisition of Community Bancorp, Inc., the holding company of Massachusetts-based Community National Bank.

In November 2003, Coutts Bank (Switzerland) Limited completed the acquisition of Zurich-based private bank, Bank von Ernst & Cie AG.

Going concern
The directors are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the ‘going concern’ basis for preparing the accounts.

Ordinary share capital
During the year ended 31 December 2003, the ordinary share capital was increased by the following issues:

(a)	13.3 million ordinary shares allotted as a result of the exercise of options under the company’s executive, sharesave and option 2000 schemes and a further 6.2 million ordinary shares allotted in respect of the exercise of options under the NatWest executive and sharesave schemes which had been exchanged for options over the company’s shares following the acquisition of NatWest in 2000;

(b)	40.1 million ordinary shares allotted in lieu of cash dividends; and

(c)	2.9 million ordinary shares allotted under the company’s profit sharing (share ownership) scheme.

The total consideration for ordinary shares issued during the year amounted to £775 million.

Details of the authorised and issued ordinary share capital at 31 December 2003 are shown in Note 33.

Preference share capital
In January 2003, the company redeemed the 8 million Series B and the 16 million Series C, non-cumulative preference shares of US$0.01 each, at a total cost of US$600 million.

Details of the authorised and issued preference share capital at 31 December 2003 are shown in Note 33.

Non-voting deferred shares
Following the payment of the final dividend on the Additional Value Shares on 1 December 2003, they were de-listed from the London Stock Exchange, converted to Non-voting Deferred Shares and transferred to RBS NVDS Nominees Limited.

Trust preferred securities
In May 2003, a subsidiary of the company issued 850,000 Series I non-cumulative trust preferred securities of US$1,000 per security, the net proceeds being US$841 million.

In December 2003, a subsidiary of the company issued 650,000 Series II non-cumulative trust preferred securities of US$1,000 per security, the net proceeds being US$644 million.

Subordinated liabilities
In March 2003, the Royal Bank issued £500 million 5.125% subordinated notes, the net proceeds being £490 million.

In April 2003, the Royal Bank issued €750 million 4.875% subordinated notes, the net proceeds being €749 million.

In June 2003, the company issued US$850 million 5.75% Exchangeable capital securities, the net proceeds being US$827 million, and the Royal Bank issued £200 million 5.625% subordinated notes, the net proceeds being £211 million.

In July 2003, the company issued US$350 million 4.7% subordinated notes, the net proceeds being US$348 million.

In October 2003, the Royal Bank issued €1 billion subordinated floating rate notes, the net proceeds being €998 million and £400 million 5.625% subordinated notes, the net proceeds being £396 million.

In November 2003, the company issued US$750 million 5% subordinated notes, the net proceeds being US$744 million, and NatWest redeemed US$500 million 9.375% guaranteed capital notes.

In December 2003, the Royal Bank issued €500 million 4.5% subordinated notes, the net proceeds being €498 million.

Details of the subordinated liabilities are shown in Notes 30 and 31.

Shareholdings
As at 18 February 2004, the company had been notified of the following interests in its shares, in accordance with section 198 of the Companies Act 1985:

	Number of shares	% held		Number of shares	% held

Ordinary shares:			5 ½% cumulative preference shares:
Santander Central Hispano S.A.	149,528,735	5.15	Commercial Union Assurance plc	91,429	22.86
Legal & General Group plc	98,761,695	3.40	Axa S.A.	81,000	20.25
Barclays PLC	89,927,387	3.05	Bassett-Patrick Securities Limited*	46,255	11.56
11% cumulative preference shares:			Mr P. S. and Mrs J. Allen	35,999	9.00
Guardian Royal Exchange			E M Behrens Charitable Trust	20,000	5.00
Assurance plc	129,830	25.97	Mrs Gina Wild	19,800	4.95
Windsor Life Assurance			Trustees of The Stephen Cockburn
Company Limited	51,510	10.30	Limited Pension Scheme	19,879	4.97
Mr S. J. and Mrs J. A. Cockburn	30,810	6.16	Miss Elizabeth Hill	16,124	4.03
Cleaning Tokens Limited	25,500	5.10	Mr W. T. Hardison Jr.	13,532	3.38

*	Notification has been received on behalf of Mr A. W. R. Medlock and Mrs H. M. Medlock that they each have an interest in the holding of 5 ½% cumulative preference shares registered in the name of Bassett-Patrick Securities Limited noted above and that there are further holdings of 5,300 and 5,000 shares, respectively, of that class registered in each of their names.

Report of the directors continued

Directors
The names and brief biographical details of the directors are shown on page 63. All directors, except Mr Bill Wilson who died on 25 December 2003, served throughout the year and to the date of signing of the financial statements. Sir George Mathewson, Sir Angus Grossart, Sir Iain Vallance, Mr Emilio Botin, Mr Lawrence Fish, Mr Gordon Pell and Mr Iain Robertson will retire and offer themselves for re-election at the forthcoming annual general meeting. Sir Angus Grossart and Sir Iain Vallance have indicated that they would not wish to submit themselves for re-election in 2005. Details of the service agreements for Mr Fish, Mr Pell and Mr Robertson are set out on page 76. No other director seeking re-election has a service agreement.

Directors’ interests
The interests of the directors in the shares of the company at 31 December 2003 are shown on page 82. None of the directors held an interest in the loan capital of the company or in the shares and loan capital of any of the subsidiary undertakings of the company, during the period from 1 January 2003 to 18 February 2004.

Employee proposition
The company encourages employees to contribute to the Group’s performance through Total Reward, one of the most comprehensive remuneration and benefits packages in financial services. The elements of Total Reward include; salary; selectable benefits; bonus and share schemes; and pensions.

RBSelect, the Group’s benefits choice programme, attracted some 43,000 employees in 2003, allowing them to increase the overall value of their Total Reward package as well as tailoring it to suit their lifestyle. Employees can choose from a range of options including subsidised childcare, discounted shopping vouchers, private medical insurance, additional pension contributions and telephone legal advice.

Employees can also participate in a bonus scheme or incentive plan specific to their business. Employees are also able to share in the Group’s success through profit sharing, Buy As You Earn and Sharesave schemes, aligning their interests with those of shareholders.

In each of the last five years the success of the Group has given eligible employees a further ten percent of their basic salary through Group profit sharing.

In 2003, the Group introduced the Buy As You Earn Plan allowing employees to buy shares in the Group on a monthly basis.

The Group provides pension scheme membership for the majority of staff in the UK and overseas. The largest scheme is The Royal Bank of Scotland Group Pension Fund, which has some 74,000 employee members. This is a non-contributory, defined benefit fund and is open to full-time and part-time employees, including fixed-term contractors.

Development and training are given a high priority in the Group and significant importance is placed on having strong leadership capability across the organisation, proactively developing future leaders and succession plans for senior and executive management roles. A core component of this is the Executive Leadership Programme provided by Harvard Business School. There has also been strong demand for the Group’s graduate programme, with 185 participants in 2003.

The Group encourages professional development and lifelong learning. Through Learning Awards it offers a financial incentive to employees who take the banking qualifications offered by The Chartered Institute of Bankers in Scotland and The Institute of Financial Services.

As part of the Group’s relationship with the Prince’s Trust, UK-based employees are encouraged to become involved in the Trust’s work with young people which offers personal development opportunities. This also contributes to the Group’s aims in respect of Community Investment and Corporate Responsibility.

Employee communication
The Group encourages employee involvement through a process of communication and consultation. This involves internal communication through a corporate intranet, an in-house magazine, team meetings led by line managers, briefings held by senior managers and regular dialogue with employees and employee representatives.

The Group Chief Executive and other senior Group executives regularly communicate directly with employees through ‘Question Time’ style programmes, broadcast on the Group’s internal television network. The Group Chief Executive also meets employees during frequent visits to Group offices.

Short films explaining the Group’s annual and interim financial results are broadcast through the internal television network which is also used for staff training and development.

Employee consultation
The importance the Group places on consultation with employees is evidenced by its annual, Group-wide employee opinion survey, which seeks views and feedback on a variety of key topics. The latest survey took place in January 2003 and with an overall response rate of 83%, the Group is confident that staff value the survey as a method of expressing their views and of initiating change in the organisation.

The Group has established an European Employee Communication Council to facilitate dialogue amongst employee representatives in the European Economic Area on employment matters.

Diversity
The Group is committed to recognising diversity in all areas of recruitment, employment, training and promotion. The Group’s business model is based on meritocracy and inclusiveness, which allows all employees to develop their full potential, irrespective of their race, gender, marital status, age, disability, religious belief, political opinion or sexual orientation.

In 2003 the Group participated in a number of programmes and activities in support of its approach to diversity and good people management.

The Group’s benchmark ratings for age and race diversity improved in 2003 and silver ratings in both Opportunity Now and Race for Opportunity were achieved. The Group sponsored the launch of the Age Audit toolkit by the Employers Forum on Age, which had been piloted earlier in the year. The Group was also a sponsor of the Guardian “Diversity in Britain” Conference and the Opportunity Now Annual Awards.

Health, Safety & Security
The health, safety and security of employees and customers is of paramount importance to the Group.

The Group has a continuous programme of reviewing its health and safety policies in light of current legislation and best practice, as well as to ensure that they meet the operational needs of the business.

Corporate responsibility
Business excellence requires that the Group meets changing customer, shareholder, investor, employee and supplier expectations and the Group believes that meeting high standards of environmental, social and ethical responsibility is key to the way it does business.

The Board regularly considers corporate responsibility issues and receives a formal report on these matters twice each year. Further details of the Group’s corporate responsibility policies will be contained in the 2003 Corporate Responsibility Report.

Code of ethics
The Group has adopted a code of ethics that is applicable to all of the Group’s employees and a copy is available upon request.

Charitable contributions
In 2003 the cost of the Group’s Community Investment programmes increased to £40.1 million (2002 – £33.7 million). The total amount given for charitable purposes by the company and its subsidiary undertakings during the year ended 31 December 2003 was £14.7 million (2002 – £14.7 million).

Corporate governance
The company is committed to high standards of Corporate governance. Details are given on pages 68 to 71.

Political donations
No political donations were made during the year.

At the annual general meeting in 2002 shareholders gave authority for the company and certain of its subsidiaries to make political donations and incur political expenditure up to a maximum aggregate sum of £675,000 as a precautionary measure in light of the wide definitions in The Political Parties, Elections and Referendums Act 2000, for a period of four years. These authorities have not been used and it is not proposed that the Group’s longstanding policy of not making contributions to any political party be changed.

Policy and practice on payment of creditors
In the year ending 31 December 2004, the Group will continue to adhere to the payment policy set out below in respect of all suppliers. The Group is committed to maintaining a sound commercial relationship with its suppliers. Consequently, it is the Group’s policy to negotiate and agree terms and conditions with its suppliers, which includes the giving of an undertaking to pay suppliers within 30 days of receipt of a correctly prepared invoice submitted in accordance with the terms of the contract or such other payment period as may be agreed.

At 31 December 2003, the Group’s trade creditors represented 27 days (2002 – 27 days) of amounts invoiced by suppliers. The company does not have any trade creditors.

Auditors
On 1 August 2003, Deloitte & Touche, the company’s auditors transferred their business to Deloitte & Touche LLP, a limited liability partnership incorporated under the Limited Liability Partnership Act 2000. The company’s consent has been given to treating the appointment of Deloitte & Touche as extending to Deloitte & Touche LLP with effect from 1 August 2003 under the provisions of section 26(5) of the Companies Act 1989. A resolution to re-appoint Deloitte & Touche LLP as the company’s auditor will be proposed at the forthcoming annual general meeting.

By order of the Board.

Miller McLean
Secretary
18 February 2004

The Royal Bank of Scotland Group plc
is registered in Scotland No. 45551.

Corporate governance

The company is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Throughout the year ended 31 December 2003, the company has complied with all of the provisions set out in section 1 of the Combined Code issued by the London Stock Exchange in June 1998. In addition, the company has complied with the provisions set out in the revised Combined Code issued by the Financial Reporting Council in July 2003 (the ‘Code’) except in relation to:

  the requirement that at least half of the Board should comprise independent non-executive directors, which is explained below in the paragraph headed ‘Board balance and independence.’

  the authority reserved to the Board to make the final determination of the remuneration of the executive directors, which is explained below in the paragraph headed ‘Remuneration Committee’.

Under the US Sarbanes-Oxley Act of 2002, enhanced standards of corporate governance and business and financial disclosure apply to companies, including the company, with securities registered in the US. All changes necessary to comply with the new standards have been implemented.

Board of directors
The Board is the principal decision making forum for the company. It has overall responsibility for leading and controlling the company and is accountable to shareholders for financial and operational performance. The Board approves Group strategy and monitors performance. The Board has adopted a formal schedule of matters detailing key aspects of the company’s affairs reserved to it for its decision. This schedule is reviewed annually.

The roles of the Chairman and Group Chief Executive are distinct and separate, with a clear division of responsibilities. The Chairman leads the Board and ensures the effective engagement and contribution of all non-executive and executive directors. The Group Chief Executive has responsibility for all Group businesses and acts in accordance with the authority delegated from the Board of directors. Responsibility for the development of policy and strategy and operational management is delegated to the Group Chief Executive and other executive directors.

All directors participate in discussing strategy, performance and financial and risk management of the company and meetings of the Board are structured to allow open discussion. The Board meets at least eight times each year. It is supplied with comprehensive papers in advance of each Board meeting including financial and business reports covering the Group’s principal business activities. Members of the executive management attend and make regular presentations at meetings of the Board.

Board balance and independence
The Board currently comprises the Chairman, five executive directors and 11 non-executive directors. The Board functions effectively and efficiently and is considered to be of an appropriate size in view of the scale of the company and the diversity of its businesses. The directors provide the Group with the knowledge, mix of skills, experience and networks of contacts required. The Board Committees contain directors with a variety of relevant skills and experience so that no undue reliance is placed on any one individual.

The non-executive directors combine broad business and commercial experience with independent and objective judgement. The balance between non-executive and executive directors enables the Board to provide clear and effective leadership and maintain the highest standards of integrity across the company’s business activities. The names and biographies of all Board members are set out on page 63.

The Code requires the Board to determine whether its non-executive members are independent. The Board considers that all non-executive directors are independent for the purposes of the Code, with the following exceptions:

  Mr Emilio Botin and Mr Juan Inciarte, who are representatives of Santander Central Hispano S.A.

  Sir Angus Grossart and Sir Iain Vallance, who have served on the Board for 18 and 11 years, respectively.

  Mr Iain Robertson who was formerly an executive director of the company.

As a result, in terms of the Code, the Board comprises six independent and 10 non-independent directors (including executive directors), in addition to the Chairman.

The composition of the Board is subject to continuing review and the provisions of the Code will be taken into account in respect of the balance of the Board. It is the Board’s intention to have a majority of independent directors. Sir Angus Grossart and Sir Iain Vallance have agreed to offer themselves for reelection at the company’s annual general meeting on 29 April 2004. However, they have indicated that they would not wish to submit themselves for re-election in April 2005.

Mr Bob Scott has been nominated as the senior independent director and would be consulted when necessary on the concerns of shareholders.

Re-election of directors
At each annual general meeting, one third of the directors will retire and offer themselves for re-election and each director must stand for re-election at least once every three years. Any non-executive directors who have served for more than nine years will also stand for annual re-election. The proposed reelection of directors is subject to prior review by the Board.

The names of directors standing for re-election at the 2004 annual general meeting are contained on page 66 and further information will be given in the Chairman’s letter to shareholders in relation to the company’s annual general meeting.

Information, induction and professional development
The Chairman ensures that all directors receive accurate, timely and clear information on all relevant matters. Any requests for further information or clarification are dealt with or co-ordinated by the Group Secretary.

The Group Secretary is responsible for advising the Board, through the Chairman, on all governance matters. All directors have access to the advice and services of the Group Secretary who is responsible to the Board for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. In addition, all directors are able, if necessary, to obtain independent professional advice at the company’s expense.

Each new director receives a formal induction, including visits to all the Group’s major businesses and meetings with senior management. The induction is tailored to the director’s specific requirements. Existing directors undertake such professional development as they consider necessary in assisting them to carry out their duties as directors.

Performance evaluation
Building on the internal review conducted in 2001, a performance evaluation of the Board and its Committees was undertaken in the autumn of 2003. The review was conducted by the Group Secretary using a detailed questionnaire and meetings with each of the directors to discuss the performance of the Board and its Committees.

In addition, each director discussed his or her own performance with the Chairman and the senior independent director met individually with the executive directors and with the non-executive directors as a group without the Chairman present, to consider the Chairman’s performance. The report on the Board evaluation, which was designed to assist the Board in further improving its performance, was considered and discussed by the Board as a whole and specific actions are currently being implemented. A performance review will be conducted on an annual basis.

Board Committees
In order to provide effective oversight and leadership, the Board has established a number of Committees with particular responsibilities. The Committee chairmanship and membership is refreshed on a regular basis.

Audit Committee
The Audit Committee is responsible for assisting the Board in discharging its responsibilities in relation to the financial affairs of the Group, the arrangements for accounting and financial reporting and regulatory compliance, the standards of internal control, and arrangements for internal audit, risk management and the external auditors. The Audit Committee meets executive directors and management and the external and internal auditors privately.

In January 2003, the Audit Committee established its policy on the engagement of the external auditors to supply audit and non-audit services, taking into account relevant legislation regarding the provision of such services by an external audit firm. This policy is reviewed annually by the Audit Committee which also reviews and monitors the independence of the external auditors when it approves non-audit work to be carried out by them, taking into consideration relevant ethical guidance. To safeguard auditor objectivity and independence in the provision of non-audit services, a detailed submission is made by management to the Audit Committee prior to appointment. The submission contains, in particular, details as to why the proposed appointment would not breach auditor independence.

The Audit Committee undertakes an annual evaluation to assess the independence and objectivity of the external auditors and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements. The Audit Committee will make recommendations in relation to the reappointment, remuneration and terms of engagement of the external auditors at the annual general meeting on 29 April 2004.

All members of the Audit Committee are independent non-executive directors. The Board is satisfied that the Committee members have recent and relevant financial experience. Although the Board has determined that each member of the Audit Committee is an ‘Audit Committee Financial Expert’ as defined in the SEC rules under the US Securities Exchange Act, the members of the Audit Committee are selected with a view to the expertise and experience of the Audit Committee as a whole, and the Audit Committee reports to the Board as a single entity. The designation of a director or directors as an ‘Audit Committee Financial Expert’ does not impose on any such director any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such director as a member of the Audit Committee and Board in the absence of such a designation. Nor does the designation of a director as an ‘Audit Committee Financial Expert’ affect the duties, obligations or liability of any other member of the Board.

Remuneration Committee
The Remuneration Committee is responsible for formulating and reviewing the Group’s executive remuneration policy and making recommendations to the Board on the remuneration arrangements for its directors. The Directors’ Remuneration report is contained on pages 72 to 81. All members of the Remuneration Committee are independent non-executive directors.

Responsibility for determining the remuneration of executive directors has not been delegated to the Remuneration Committee, and in that sense the provisions of the Code have not been complied with. The Board as a whole reserves the authority to make the final determination of the remuneration of directors as it considers that this two stage process allows greater consideration and evaluation and is consistent with the unitary nature of the Board. No director is involved in decisions regarding his or her own remuneration.

Corporate governance continued

Nominations Committee
The Nominations Committee comprises independent non-executive directors, under the chairmanship of the Chairman. The Nominations Committee is responsible for assisting the Board in the formal selection and appointment of directors and considers succession planning for the Board. It also considers potential candidates and recommends appointments of new directors to the Board. The appointments are based on merit and against objective criteria including the time available, and commitment which will be required of, the potential director.

The Board is aware of the other commitments of its directors and is satisfied that these do not conflict with their duties as non-executive directors of the company.

Meetings
The number of meetings of the Board and the Audit, Remuneration and Nominations Committees and individual attendance by members is shown below.

	Board	Audit	Remuneration		Nominations

Total number of meetings
in 2003	8	6	3		2

Number of meetings
attended in 2003

Sir George Mathewson	8	–	–		2

Sir Iain Vallance	8	–	–		2

Sir Angus Grossart	8	–	–		2

Mr Fred Goodwin	8	–	–		–

Mr Emilio Botin	4	–	–		–

Mr Colin Buchan	7	6	1	*	–

Mr Jim Currie	7	–	3		–

Mr Lawrence Fish	5	–	–		–

Mr Juan Inciarte	8	–	–		–

Miss Eileen Mackay	8	6	3		–

Mr Norman McLuskie	8	–	–		–

Mr Gordon Pell	8	–	–		–

Mr Iain Robertson	8	–	–		–

Sir Steve Robson	8	6	-		-

Mr Bob Scott	8	–	3		1

Mr Peter Sutherland	6	–	–		–

Mr Fred Watt	8	–	–		–

Mr Bill Wilson	6	6	2		1

* Mr Buchan was appointed to the Remuneration Committee on 29 October 2003

Relations with shareholders
The company communicates with shareholders through the annual report and by providing information in advance of the annual general meeting. Individual shareholders can raise matters relating to their shareholdings and the business of the Group at any time. Furthermore, shareholders are given the opportunity to ask questions at the annual general meeting or submit written questions in advance. The chairmen of the Audit, Remuneration and Nominations Committees are available to answer questions at the annual general meeting.

The Board is proactive in obtaining an understanding of shareholder preferences and all directors receive regular reports. Communication with the company’s largest institutional shareholders is undertaken as part of the company’s investor relations programme. The mechanisms used to communicate with shareholders were considered as part of the Board evaluation and will be reviewed annually.

The Chairman and Group Chief Executive and, if appropriate, the senior independent director communicate shareholder views to the Board as a whole. In addition, the senior independent director will attend the results presentations.

The terms of reference of the Audit, Remuneration and Nominations Committees and the standard terms and conditions of the appointment of non-executive directors are available on the Group’s website (www.rbs.co.uk) and copies are available on request.

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

The Board has established an ongoing process for the identification, evaluation and management of the significant risks faced by the Group, which operated throughout the year ended 31 December 2003 and to 18 February 2004, the date the directors approved the Report and Accounts. This process is regularly reviewed by the Board and meets the requirements of the guidance ‘Internal Control: Guidance for Directors on the Combined Code’ issued by the Institute of Chartered Accountants in England and Wales in 1999.

The effectiveness of the Group’s internal control system is reviewed regularly by the Board and the Audit Committee. Executive management committees or boards of directors in each of the Group’s businesses receive quarterly reports on significant risks facing their business and how they are being controlled. These reports are combined and submitted to the Board as quarterly risk and control assessments. Additional details of the Group’s approach to risk management are given in the ‘Risk management’ section of the ‘Operating and financial review’ on pages 42 to 59. The Audit Committee also receives regular reports from Group Risk Management and Group Internal Audit. In addition, the Group’s independent auditors present to the Audit Committee reports that include details of any significant internal control matters which they have identified. The system of internal controls of the authorised institutions and other regulated entities in the Group are also subject to regulatory oversight in the UK and overseas.

Disclosure controls and procedures
The Group Chief Executive and Group Finance Director, after evaluating the effectiveness of the company’s disclosure controls and procedures (as defined in the rules under the US Securities Exchange Act) have concluded and been authorised by the Board to certify that as at 31 December 2003, the company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the company and its consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal controls
There were no significant changes in the company’s internal controls over financial reporting or, to the knowledge of the Group Chief Executive and Group Finance Director, in other factors that could significantly affect those internal controls as at 31 December 2003.

Directors’ remuneration report

The Remuneration Committee
The following directors, all of whom are independent non-executive directors, were members of the Remuneration Committee during the year ended 31 December 2003.

Bob Scott (Chairman)
Colin Buchan (from 29 October 2003)
Jim Currie
Eileen Mackay
Bill Wilson (deceased 25 December 2003)

During the accounting period, the Remuneration Committee confirmed the appointment of Ernst & Young and appointed Mercer Human Resource Consulting to provide advice on matters relating to directors’ remuneration in the UK and US respectively. In addition, the Remuneration Committee has taken account of the views of the Chairman and the Group Chief Executive on performance assessment.

In addition to advising the Remuneration Committee, Ernst & Young provided professional services in the ordinary course of business including actuarial and corporate recovery advice. Mercer Human Resource Consulting provided advice in connection with a range of healthcare, actuarial and investment matters.

Remuneration policy
The executive remuneration policy is kept under review by the Remuneration Committee and is set out below. There have been no material changes to the policy which was approved by shareholders at the company’s annual general meeting in 2003.

The objective of the executive remuneration policy is to provide, in the context of the company’s business strategy, remuneration in form and amount which will attract, motivate and retain high calibre executives. In order to achieve this objective, the policy is framed around the following core principles:

  Total rewards will be set at levels that are competitive within the relevant market, taking each executive director’s remuneration package as a whole.

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

The non-executive directors’ fees are reviewed annually by the Board, on the recommendation of the Chairman. The level of remuneration reflects the responsibility and time commitment of directors and the level of fees paid to non-executive directors of comparable major UK companies. Non-executive directors do not participate in any incentive or performance plan.

The Remuneration Committee approves the remuneration arrangements of senior executives below Board level who are members of the Group Executive Management Committee, on the recommendation of the Group Chief Executive, and reviews all long-term incentive arrangements which are operated by the Group.

Components of executive remuneration
UK based directors
Salary
Salaries are reviewed annually as part of total remuneration, having regard to remuneration packages received by executives of comparable companies. The Remuneration Committee uses a range of survey data from remuneration consultants and reaches individual salary decisions taking account of the remuneration environment and the performance and responsibilities of the individual director.

Benefits
UK-based executive directors are eligible to participate in The Royal Bank of Scotland Group Pension Fund (‘the RBS Fund’). The RBS Fund is a non-contributory defined benefit fund which provides pensions and other benefits within Inland Revenue limits. Certain directors receive additional pension and life assurance benefits in excess of Inland Revenue limits. Details of pension arrangements of directors are shown on page 81.

Executives directors are eligible to receive a choice of various employee benefits or a cash equivalent, on a similar basis to other employees. In addition, like other employees, executive directors are eligible also to participate in Sharesave, Buy As You Earn and the Group profit sharing scheme, which currently pays up to 10 per cent of salaries, depending on the Group’s performance. These schemes are not subject to performance conditions since they are operated on an all-employee basis. Executive directors also receive death in service benefits.

Short-term annual incentives
This typically focuses from year to year on the delivery of a combination of appropriate Group and individual financial and operational targets approved by the Remuneration Committee. Individual UK-based executive directors normally have a maximum annual bonus potential of 100 per cent of salary

(150 per cent in the case of the Group Chief Executive), although for exceptional performance, as measured by the achievement of significant objectives, bonuses up to 200 per cent of salary may be awarded.

Long-term incentives
The company provides long-term incentives in the form of share options and share or share equivalent awards. Their objective is to encourage the creation of value over the long-term and to align the rewards of the executive directors with the returns to shareholders.

Medium-term performance plan
The medium-term performance plan was approved by shareholders in April 2001. Each executive director is eligible for an annual award under the plan in the form of share or share equivalent awards, within the overall limit of one and a half times earnings. The awards made in 2003 were up to one and a half times salary.

The plan is highly geared to the company’s relative performance. All awards under the plan are subject to three-year performance targets. First, the annual growth in the company’s earnings per share (‘EPS’) must exceed the annualised growth of the Retail Prices Index (‘RPI’) plus three per cent. If this condition is satisfied, the company’s total shareholder return (‘TSR’) is compared with the TSR of a comparator group of certain companies in the financial services sector, referred to below. Awards under the plan will not vest if the company’s TSR is below the median of the comparator group. Achievement of the EPS target and median TSR performance against the comparator companies will result in the vesting of up to 50 per cent of the award, increasing on a sliding scale up to 100 per cent at upper quartile performance and up to 200 per cent at upper decile performance. This combination of EPS and TSR performance targets measures the underlying financial performance of the company and ensures a direct link between the value delivered to shareholders and the levels of incentive payment.

The companies in the comparator group are Abbey National plc; Aviva plc; Barclays PLC; Citigroup; HBOS plc; HSBC Holdings plc; Legal & General Group plc; Lloyds TSB Group plc; Prudential plc and Standard Chartered PLC. In choosing the comparator group, it was recognised that while the company has significant international business, the bulk of its operations are UK-based. Consequently the comparator group for the award in 2001 focused on the UK financial services sector. In respect of grants made in 2002 and subsequent years, the comparator group was reviewed and, following the merger of Halifax with Bank of Scotland, Citigroup was added to the group.

Options
The executive share option scheme was approved by shareholders in January 1999. Each executive director is eligible for the annual grant of an option, typically equal to 1.25 times salary, over shares at the market value at date of grant. No payment is made by the executive on the grant of an option award.

All executive share options are subject to a performance target, which is currently that the options are not exercisable unless the growth in the company’s EPS over three years has exceeded the growth in the RPI plus nine per cent. This EPS performance target, which is consistent with market practice, measures underlying financial performance and represents a stretching long-term test of performance. For awards made in 2004 and in future, there will be no re-testing of the performance condition. The condition is reviewed annually. No previous awards have been subject to re-testing.

Directors’ remuneration report continued

US based director – Mr Lawrence Fish
Salary
Mr Fish’s salary is reviewed annually as part of his total remuneration, having regard to levels of remuneration paid to executives of comparable US companies and Mr Fish’s performance.

Benefits
Mr Fish accrues pension benefits under a number of arrangements in the US. Details are provided on page 81. In addition, Mr Fish is entitled to receive other benefits on a similar basis to other employees.

Short-term annual incentives
Mr Fish’s short-term performance rewards take the form of an annual incentive plan which rewards the achievement of Group, business unit and individual financial and non-financial targets. In line with US market practice, the maximum annual bonus potential is normally 200 per cent of salary, although additional amounts to a maximum of an additional 200 per cent of salary may be awarded, at the discretion of the Board, for exceptional performance as measured by the achievement of significant objectives.

Longer term incentives
Mr Fish currently participates in two long term incentive plans established for executives of Citizens and may be eligible to participate in the company’s long tem incentive plans. The Remuneration Committee believes that it is appropriate to include, as part of his total remuneration package, an element of reward which is based on the value created in Citizens. It is also necessary to ensure that Mr Fish’s total remuneration package is competitive for the US market.

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

The performance graph
The undernoted performance graph illustrates the performance of the company over the past five years in terms of total shareholder return compared with that of the companies comprising the FTSE 100 index. This index has been selected because it represents a cross-section of leading UK companies. The total shareholder return for the company and the FTSE 100 have been rebased to 0 for 1998.

Total shareholder return

Service contracts
The company’s policy in relation to the duration of contracts with directors is that executive directors’ contracts generally continue until termination by either party, subject to the required notice, or until retirement date. The notice period under the service contracts of executive directors will not normally exceed 12 months. However, the notice period may exceed 12 months if existing service contracts have notice periods greater than 12 months and the Remuneration Committee considers it appropriate not to reduce the existing notice period. In relation to newly recruited executive directors, subject to the prior approval of the Remuneration Committee, the notice period from the employing company required to terminate the contract will not normally exceed 12 months unless there is a clear case for this. Where a longer period of notice is initially approved on appointment, it will normally be structured such that it will automatically reduce to 12 months in due course.

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

Directors’ remuneration report continued

Information regarding executive directors’ service contracts is summarised in the table and notes below.

Name	Date of current contract/ Employing company	Normal retirement age	Notice period – from company	Notice period – from executive

Fred Goodwin	1 August 1998	60	12 months	6 months
	The Royal Bank of Scotland plc
Norman McLuskie	9 October 1997	60	3 months	3 months
	The Royal Bank of Scotland plc
Gordon Pell	22 May 2002	60	12 months	6 months
	National Westminster Bank Plc
Fred Watt	28 September 2000	60	12 months	6 months
	The Royal Bank of Scotland plc
Lawrence Fish	18 February 2004	65	12 months	12 months
	Citizens Financial Group Inc
Iain Robertson	See note below	—	—	—

Except as noted below, in the event of severance of contract where any contractual notice period is not worked, the employing company may pay a sum to the executive in lieu of this period of notice. Any such payment would, at maximum, comprise base salary and a cash value in respect of fixed benefits (including pension plan contributions). In the event of failure to perform, or in situations involving breach of the employing company’s policies resulting in dismissal, reduced or no compensation will be paid to the executive. Depending on the circumstances of the termination of employment, the executive may be entitled, or the Remuneration Committee may exercise its discretion to allow, the executive to exercise outstanding awards under long-term incentive arrangements. Exceptions to these severance arrangements are as follows:

  lf Mr McLuskie’s contract is terminated by the Royal Bank before he reaches age 60, he is entitled to a payment of three months’ base salary, annual bonus and benefits in lieu of notice plus up to 57 weeks’ pay (subject in some circumstances to mitigation) and an immediate pension without actuarial reduction. If his contract is terminated by the Royal Bank within 12 months of a change of control, he is entitled to a payment equal to twice his annual salary at the time of such notice, and an immediate pension. Mr McLuskie is due to retire in August 2004 when he reaches age 60.

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
  If Mr Watt’s contract is terminated through redundancy, he is entitled to payment in lieu of notice and a cash payment calculated by reference to his age and length of service. Currently this entitlement is equal to nine months’ salary, and an additional payment of 2.13 weeks’ pay.

  Under Mr Fish’s previous contract dated 1 July 1996, the notice period on termination by the company was 24 months. Following review, during which Mr Fish’s normal retirement date was confirmed to be at the age of 65, Mr Fish has entered into a revised contract under which this notice period has been reduced to 12 months. No compensation has been paid or will be payable as a result of this change. The provisions of Mr Fish’s previous contract dealing with termination following a change of control of Citizens, the company or the Royal Bank have been eliminated from the contract. If his contract is terminated without cause, or if Mr Fish terminates the contract for good reason (as defined in the contract), he is entitled to a lump sum payment to compensate him for the loss of salary and annual bonus (and, in the case of a termination during 2004, long-term bonus) in relation to the period he would have worked had notice been given by Citizens. Mr Fish would also be entitled to receive for this period health, life insurance and long term disability coverage and any other benefits determined in accordance with the plans, policies and practices of Citizens at the time of termination.

  Mr Robertson ceased his full-time employment with the Royal Bank on 25 June 2003 but continued as a director of the company in a non-executive capacity. Details of his contract as a non-executive director are set out on page 78.

Chairman and non-executive directors
The original date of appointment as a director of the company and the scheduled date for the next re-election is as follows:

	Date first appointed	Next re-election

Sir George Mathewson	1.9.87	29.4.04
Sir Iain Vallance	14.1.93	29.4.04
Sir Angus Grossart	30.9.85	29.4.04
Emilio Botin	4.2.89	29.4.04
Colin Buchan	1.6.02	2006
Jim Currie	28.11.01	2005
Juan Inciarte	25.2.98	2005
Eileen Mackay	16.5.96	2006
Iain Robertson	14.1.93	29.4.04
Sir Steve Robson	25.7.01	2005
Bob Scott	31.1.01	2006
Peter Sutherland	31.1.01	2006

Other than Mr Robertson, the non-executive directors do not have service contracts or notice periods, although under the company’s articles of association, all directors must retire by rotation and seek re-election by shareholders at least every three years.

Mr Robertson entered into a new contract to reflect his role as a non-executive director, which took effect on 25 June 2003. Under this contract, Mr Robertson’s appointment will terminate at the company’s annual general meeting in April 2005, unless terminated earlier by either party on one month’s written notice.

No compensation would be paid to the Chairman or to any non-executive director in the event of early termination.

The tables and explanatory notes on pages 78 to 81 report the remuneration of each director for the year ended 31 December 2003 and have been audited by the company’s auditors, Deloitte & Touche LLP.

Directors’ remuneration report continued

Directors’ remuneration

	Salary/ fees £000	Performance bonus* £000	Benefits £000	2003 Total £000	2002 Total £000

Chairman
Sir George Mathewson	497	—	41	538	468

Executive directors
Fred Goodwin	898	990	28	1,916	2,580
Lawrence Fish	612	1,223	24	1,859	3,352
Norman McLuskie	498	539	11	1,048	1,375
Gordon Pell	626	676	5	1,307	1,725
Iain Robertson† (until 25 June 2003)	159	—	8	167	1,353
Fred Watt	531	578	1	1,110	1,433

* includes 10% profit sharing

Basic salary is the only component of the remuneration package which is pensionable.

Non-executive directors	Board fees £000	Board committee fees £000	2003 Total £000	2002 Total £000

Vice-chairmen
Sir Iain Vallance	100	—	100	100
Sir Angus Grossart	100	—	100	100

Emilio Botin	44	—	44	44
Colin Buchan	44	12	56	28
Jim Currie	44	10	54	52
Juan Inciarte	44	—	44	44
Eileen Mackay	44	20	64	63
Iain Robertson† (from 25 June 2003)	50	—	50	—
Sir Steve Robson	44	10	54	54
Bob Scott	44	23	67	67
Peter Sutherland	44	—	44	44
Bill Wilson	44	38	82	82

†	From 25 June 2003, Mr Robertson has carried out his role as Chairman, Corporate Banking and Financial Markets and as a director in a non-executive capacity. He also provides general advice on business issues to the Board and Board Committees as appropriate, including attendance as required at the Group Audit Committee and the Advances Committee. For these services Mr Robertson receives a fee of £100,000 per annum.

No director received any expense allowances chargeable to UK income tax or compensation for loss of office/termination payment. The non-executive directors did not receive any bonus payments or benefits.

Share options
Options to subscribe for ordinary shares of 25p each in the company granted to, and exercised by, directors during the year to 31 December 2003 are included in the table below:

			Options exercised in 2003

	Options held at 1 January 2003	Options granted in 2003	Number	Market price at date of exercise £	Option price £	Options held at 31 December 2003

						Number	Exercise period

Sir George Mathewson	69,257				9.33	69,257	11.05.01 – 10.05.08
	147,247				7.81	147,247	29.03.03 – 28.03.10
	150				12.40	150	09.08.03 – 08.08.06	*
	20,100				17.18	20,100	14.08.04 – 13.08.11
	1,347				13.64	1,347	01.10.08 – 31.03.09	*
	19,500				18.18	19,500	14.03.05 – 13.03.12
		36,400			12.37	36,400	13.03.06 – 12.03.13

	257,601	36,400				294,001

Fred Goodwin	164,571				8.75	164,571	07.12.01 – 06.12.08
	2,963				11.18	2,963	04.03.02 – 03.03.09
	27,306				11.97	27,306	03.06.02 – 02.06.09
	153,648				7.81	153,648	29.03.03 – 28.03.10
	150				12.40	150	09.08.03 – 08.08.06	*
	43,700				17.18	43,700	14.08.04 – 13.08.11
	1,713				9.85	1,713	01.10.05 – 31.03.06	*
	41,300				18.18	41,300	14.03.05 – 13.03.12
		72,800			12.37	72,800	13.03.06 – 12.03.13

	435,351	72,800				508,151

Lawrence Fish	107,877				9.33	107,877	11.05.01 – 10.05.08
	150				12.40	150	09.08.03 – 08.08.06	*

	108,027					108,027

Norman McLuskie	16,613				9.33	16,613	11.05.01 – 10.05.08
	8,860				11.18	8,860	04.03.02 – 03.03.09
	11,356				11.97	11,356	03.06.02 – 02.06.09
	33,291				7.81	33,291	29.03.03 – 28.03.10
	150				12.40	150	09.08.03 – 08.08.06	*
	90		90	15.92	9.85	—
	23,300				17.18	23,300	14.08.04 – 13.08.11
	335				13.64	335	01.10.04 – 31.03.05	*
	22,100				18.18	22,100	14.03.05 – 13.03.12
	335				12.35	335	01.10.05 – 31.03.06	*
		39,700			12.37	39,700	13.03.06 – 12.03.13

	116,430	39,700	90			156,040

Gordon Pell	51,216				7.81	51,216	29.03.03 – 28.03.10
	150		150	16.26	12.40	—
	29,100				17.18	29,100	14.08.04 – 13.08.11
	27,600				18.18	27,600	14.03.05 – 13.03.12
		49,800			12.37	49,800	13.03.06 – 12.03.13

	108,066	49,800	150			157,716

Iain Robertson	56,635				9.33	56,635	11.05.01 – 10.05.08
	82,654				11.18	82,654	04.03.02 – 03.03.09
	128,040				7.81	128,040	29.03.03 – 28.03.10
	150		150	16.26	12.40	—
	393				9.85	393	01.10.03 – 31.03.04	*
	36,400				17.18	36,400	14.08.04 – 13.08.11

	304,272		150			304,122

Fred Watt	70,148				12.83	70,148	04.09.03 – 03.09.10
	23,300				17.18	23,300	14.08.04 – 13.08.11
	710				13.64	710	01.10.04 – 31.03.05	*
	22,100				18.18	22,100	14.03.05 – 13.03.12
		42,500			12.37	42,500	13.03.06 – 12.03.13

	116,258	42,500				158,758

* Options held under the sharesave and option 2000 schemes, which are not subject to performance conditions.

Directors’ remuneration report continued

No options had their terms and conditions varied during the accounting period to 31 December 2003. No payment is required on the award of an option.

The executive share options which are exercisable from March 2002 onwards are subject to the satisfaction of an EPS growth target such that no option is exercisable unless the growth in the company’s EPS over three years has exceeded the growth in the RPI plus 9%. In respect of executive share options exercisable before March 2002 the performance condition is that the growth in the company’s EPS over three years has exceeded the growth in the RPI plus 6%.

The market price of the company’s ordinary shares at 31 December 2003 was £16.46 and the range during the year to 31 December 2003 was £12.37 to £17.80.

In the ten year period to 31 December 2003, awards made using new issue shares under the company’s share plans represented 4.2% of the company’s issued ordinary share capital, leaving an available dilution headroom of 5.8%.

Medium Term Performance Plan

		Awards granted in 2003			Awards vested in 2003

	Scheme interests (share equivalents) at 1January 2003	Scheme interests (share equivalents) awarded	Market price on award £	End of the period for qualifying conditions to be fulfilled	No of interests vested*	Market price on vesting £	Value of interests vested £	Interests at 31 December 2003

Fred Goodwin	68,807		16.35	31.12.03	93,040	16.46	1,531,438	93,040
	44,378		18.59	31.12.04				44,378
		78,398	17.22	31.12.05				78,398

	113,185							215,816

Norman McLuskie	36,697		16.35	31.12.03	49,621	16.46	816,762	49,621
	23,399		18.59	31.12.04				23,399
		28,456	17.22	31.12.05				28,456

	60,096							101,476

Gordon Pell	45,871		16.35	31.12.03	62,026	16.46	1,020,948	62,026
	29,585		18.59	31.12.04				29,585
		35,715	17.22	31.12.05				35,715

	75,456							127,326

Iain Robertson	57,339		16.35	31.12.03	77,533	16.46	1,276,193	77,533

Fred Watt	36,697		16.35	31.12.03	49,621	16.46	816,762	49,621
	24,744		18.59	31.12.04				24,744
		30,488	17.22	31.12.05				30,488

	61,441							104,853

*Awards were granted on 17 June 2001 and vested at 135.22% at the end of the performance period on 31 December 2003.
No variation was made to any of the terms of the plan during the year. The performance measures are detailed on page 73.

Phantom 2000 Plan

		Awards granted during year

	Phantom 2000 units at 1 January 2003	Units awarded during year	Market price on award	End of the period for qualifying conditions to be fulfilled	Benefits received during the year	Phantom 2000 units at 31 December 2003

Lawrence Fish	1,000,000		01.01.04			1,000,000
	1,000,000		01.01.05			1,000,000

	2,000,000					2,000,000

No variation was made to any of the terms of the plan during the year. The performance measures are detailed on page 74.

Citizens Long Term Incentive Plan

	Interests at 1 January 2003	Awards granted during year	Benefits received during the year	Interests at 31 December 2003

Lawrence Fish	LTIP* awards for the	LTIP award for the	LTIP award for the	LTIP* awards for the
	3 year periods:	3 year period:	3 year period:	3 year periods:
	01.01.00 – 31.12.02	01.01.03 – 31.12.05	01.01.00 – 31.12.02	01.01.01 – 31.12.03
	01.01.01 – 31.12.03		was $970,885	01.01.02 – 31.12.04
	01.01.02 – 31.12.04			01.01.03 – 31.12.05

*	Under the cash LTIP, target payment is 60% of average salary over the three year period, maximum payment is 105% of average salary. No variation was made to any of the terms of the plan during the year. The performance measures are detailed on page 74.

Directors’ pension arrangements
During the year, Mr Goodwin, Mr McLuskie, Mr Pell, Mr Robertson and Mr Watt participated in The Royal Bank of Scotland Group Pension Fund (‘the RBS Fund’). The RBS Fund is a defined benefit fund which provides pensions and other benefits within Inland Revenue limits.

The pension entitlements of Mr Goodwin, Mr Pell, Mr Robertson, and Mr Watt within the RBS Fund are restricted by Inland Revenue limits as set out in the Finance Act 1989. Additional life assurance cover in excess of these limits is provided by a separate arrangement. Arrangements have been made to provide Mr Goodwin and Mr Pell with additional pension benefits on a defined benefit basis outwith the RBS Fund. The figures shown below include the accrual in respect of these arrangements. Mr Watt is provided with additional pension benefits on a defined contribution basis and contributions made in the year are shown below.

Sir George Mathewson receives life insurance cover under an individual arrangement. The non-executive directors do not accrue pension benefits, other than Mr Robertson who continued to accrue benefits in the RBS Fund after his appointment as a non-executive director.

Mr Fish accrues pension benefits under a number of arrangements in the USA. Defined benefits are built up under the Citizens’ Qualified Plan, Excess Plan and Supplemental Executive Retirement Arrangement. In addition, he is a member of two defined contribution arrangements – a Qualified 401(k) Plan and an Excess 401(k) Plan.

As in the 2002 Report and Accounts, disclosure of these benefits has been made in accordance with the Stock Exchange Listing Rules and the Combined Code and with the Directors’ Remuneration Report Regulations 2002.

Defined benefit arrangements	Age at 31 December 2003	Accrued entitlement at 31 December 2003 000 p.a.	Additional pension earned during the year ended 31 December 2003 000 p.a.	Additional pension earned during the year ended 31 December 2003 000 p.a.	*	Transfer value as at 31 December 2003 000	Transfer value as at 31 December 2002 000	Increase in transfer value during year ended 31 December 2003 000	Transfer value for the additional pension earned during the year ended 31 December 2003 000	*

Fred Goodwin	45	£325	£49	£44		£2,674	£1,900	£774	£365
Norman McLuskie	59	£194	£28	£25		£3,358	£2,624	£734	£433
Gordon Pell	53	£229	£17	£14		£2,930	£2,366	£564	£178
Iain Robertson	58	£28	£3	£2		£449	£353	£96	£39
Fred Watt	43	£5	£1	£1		£40	£23	£17	£12
Lawrence Fish	59	$883	$240	$240		$9,966	$6,648	$3,318	$2,713

* net of statutory revaluation applying to deferred pensions

Notes:
(1)	There is a significant difference in the form of disclosure required by the Combined Code and the Directors’ Remuneration Report Regulations 2002. The former requires the disclosure of the additional pension earned during the year and the transfer value equivalent to this pension based on stock market conditions at the end of the year. The latter requires the disclosure of the difference between the transfer value at the start and end of the year and is therefore dependent on the change in stock market conditions over the course of the year. The above disclosure has been made in accordance with the Combined Code and the Directors’ Remuneration Report Regulations 2002.
(2)	The figures for Mr Pell include an additional pension secured by a transfer from his previous employer which increases in line with statutory revaluation, not salary inflation.
(3)	The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the company /pension scheme.

Contributions and allowances paid in the year ended 31 December 2003 under defined contribution arrangements were:

	2003 000	2002 000

Fred Watt	£109	£93
Lawrence Fish	$90	$90

Bob Scott, Chairman of the Remuneration Committee
 18 February 2004

Directors’ interests in shares

Ordinary shares
The following directors held a beneficial interest in the company’s ordinary shares:

	31 December 2003	1 January 2003 or date of appointment if later		31 December 2003	1 January 2003 or date of appointment if later

Colin Buchan	5,000	—	Gordon Pell	582	432
Lawrence Fish	11,120	11,120	Iain Robertson	125,139	120,904
Fred Goodwin	64,718	64,703	Bob Scott	1,445	1,445
Eileen Mackay	6,140	6,086	Sir Iain Vallance	2,500	2,500
Sir George Mathewson	247,978	247,948	Fred Watt	7,453	7,223
Norman McLuskie	154,508	150,037

No other director had an interest in the company’s ordinary shares during the year.

Additional Value shares
The following directors held a beneficial interest in the company’s Additional Value Shares:

	31 December 2003	1 January 2003 or date of appointment if later		31 December 2003	1 January 2003 or date of appointment if later

Lawrence Fish	—	10,950	Norman McLuskie	—	26,584
Fred Goodwin	—	64,703	Iain Robertson	—	112,747
Eileen Mackay	—	6,086	Sir Iain Vallance	—	2,500
Sir George Mathewson	—	173,674

No other director had an interest in the company’s Additional Value Shares during the year.

Following the final dividend payment on the Additional Value Shares on 1 December 2003, the Additional Value Shares were de-listed from the London Stock Exchange, converted to Non-voting Deferred Shares and transferred to RBS NVDS Nominees Limited. None of the directors has an interest in the Non-voting Deferred Shares.

Preference shares
Mr Fish held 20,000 non-cumulative preference shares of US$0.01 each at 31 December 2003 (2002 – 20,000). No other director had an interest in the preference shares during the year.

Loan notes
No director had an interest in loan notes during the year.

The company’s Register of Directors’ Interests, which is open to inspection, contains full details of directors’ shareholdings and options to subscribe.

On 7 January 2004 and 9 February 2004, eight and seven ordinary shares of 25p each, respectively, were acquired by Mr Goodwin under the Group’s Buy As You Earn share scheme.

On 7 January 2004 and 9 February 2004, eight and seven ordinary shares of 25p each, respectively, were acquired by Mr McLuskie under the Group’s Buy As You Earn share scheme.

No director held a non-beneficial interest in the shares of the company at 31 December 2003, at 1 January 2003 or date of appointment if later.

Statement of directors’ responsibilities

United Kingdom company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the company and of the Group as at the end of the financial year and of the profit or loss of the Group for that year. In preparing those accounts, the directors are required to:

  select suitable accounting policies and then apply them consistently;

  make judgements and estimates that are reasonable and prudent; and

  state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts.

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

By order of the Board.

Miller McLean
Secretary
18 February 2004

Make it happen

Financial statements

Contents

Independent auditors’ report	86

Accounting policies	87

Consolidated profit and loss account	91

Consolidated balance sheet	92

Statement of consolidated total
recognised gains and losses	93

Reconciliation of movements in
consolidated shareholders’ funds	93

Consolidated cash flow statement	94

Balance sheet – the company	95

Notes on the accounts	96

Independent auditors’ report to the members of
The Royal Bank of Scotland Group plc

We have audited the financial statements of The Royal Bank of Scotland Group plc (“the company”) and its subsidiaries (together “the Group”) for the year ended 31 December 2003 which comprise the accounting policies, the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses, the reconciliation of movements in shareholders’ funds and the related notes 1 to 53. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors’ remuneration report that is described as having been audited.

Respective responsibilities of directors and auditors

As described in the ‘Statement of directors’ responsibilities’, the company’s directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the Annual Report on Form 20-F including the directors’ remuneration report. Our responsibility is to audit the financial statements and the part of the directors’ remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

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

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors’ report and the other information contained in the Annual Report on Form 20-F as described in the contents section including the unaudited part of the directors’ remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

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

UK Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the Group as at 31 December 2003 and of the profit and cash flows of the Group for the year then ended and the financial statements and the part of the directors’ remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

US Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2003 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended 31 December 2003 and the determination of shareholders’ equity as at 31 December 2003 and 2002, to the extent summarised in Note 53 to the financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Edinburgh
18 February 2004

Accounting policies

The accounts have been prepared in accordance with applicable Accounting Standards in the UK and the Statements of Recommended Accounting Practice issued by the British Bankers’ Association and by the Finance and Leasing Association. The Statement of Recommended Practice issued by the Association of British Insurers (1998) has been followed by the insurance members of the Group; they have been consolidated in the recognised manner for banking groups, in particular, by using the embedded value method for life business. A summary of the more important accounting policies is set out below. The consolidated accounts are prepared in accordance with the special provisions of Part VII of the Companies Act 1985 (“the Act”) relating to banking groups.

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

2 Revenue recognition
Interest is credited to the profit and loss account as it accrues unless there is significant doubt that it can be collected (as described in the accounting policy on loans and advances).

Fees in respect of services are recognised as the right to consideration accrues through performance to customers. Services are in respect of financial services related products, the arrangement is generally contractual, the cost of providing this service is incurred as the service is rendered and the price is usually fixed and always determinable.

The application of the Group’s policy to significant fee types is outlined below.

Loan origination fees: up-front lending fees are recognised as income when receivable except where they are charged in lieu of interest or charged to cover the cost of a continuing service to the borrower, in which case they are credited to income over the life of the advance.

Commitment and utilisation fees: these are generally determined as a percentage of the outstanding used or unused facility. They are usually charged to the customer in arrears and recognised when charged.

Payment services: this comprises income received for payment services including cheques cashed, direct debits, Clearing House Automated Payments (the UK electronic settlement system) and BACS payments (the automated clearing house that processes direct debits and direct credits). These are generally charged on a per transaction basis. The income is earned when the payment or transaction occurs. Payment services income is usually charged to the customer’s account, monthly or quarterly in arrears. Accruals are raised for services provided but not charged at period end.

Card related services: fees from credit card business include:

Commission received from retailers for processing credit and debit card transactions: income is accrued to the profit and loss account as the service is performed.

Interchange received: as issuer, the Group receives a fee (interchange) each time a cardholder purchases goods and services. The Group also receives interchange fees from other card issuers for providing cash advances through its branch and Automated Teller Machine networks. These fees are accrued once the transaction has taken place.

An annual fee payable by a credit card holder is charged at the beginning of each year but is deferred and taken to income over the period of the service i.e. 12 months.

Insurance brokerage: this is made up of fees and commissions received from the agency sale of insurance. Commission on the sale of an insurance contract is earned at the inception of the policy as the insurance has been arranged and placed. However, provision is made where commission is refundable in the event of policy cancellation in line with estimated cancellations.

Securities and derivatives held for trading are recorded at fair value. Changes in fair value are recognised in dealing profits together with dividends from, and interest receivable and payable on, trading business assets and liabilities.

3 Goodwill
Goodwill is the excess of the cost of acquisition of subsidiary and associated undertakings over the fair value of the Group’s share of net tangible assets acquired. Goodwill arising on acquisitions of subsidiary and associated undertakings after 1 October 1998 is capitalised on the balance sheet and amortised on a straight-line basis over its estimated useful economic life, currently over periods up to 20 years. Capitalised goodwill is reviewed for impairment at the end of the first full year following an acquisition and subsequently if events or changes in circumstances indicate that its carrying value may not be recoverable in full. Goodwill arising on acquisitions of subsidiary and associated undertakings prior to 1 October 1998, previously charged directly against profit and loss account reserves, was not reinstated under the transitional provisions of FRS 10 ‘Goodwill and Intangible Assets’. It will be written back only on disposal and reflected in the calculation of the gains or losses arising.

Accounting policies continued

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

7 General insurance
General insurance comprises short-duration contracts and include principally property and liability insurance contracts. Due to the nature of the products sold – retail based property and casualty, motor, home and personal health insurance contracts – the insurance protection is provided on an even basis throughout the term of the policy.

In calculating operating profit from general insurance activities, premiums (net of reinsurance premiums) are recognised in the accounting period in which they begin. Unearned premiums represent the proportion of the net premiums that relate to periods of insurance after the balance sheet date and are calculated over the period of exposure under the policy, on a daily basis, 24th’s basis or allowing for the estimated incidence of exposure under policies which are longer than twelve months. Provision is made where necessary for the estimated amount required over and above unearned premiums net of reinsurance, including that in respect of future written business on discontinued lines under the run-off of delegated underwriting authority arrangements. It is designed to meet future claims and related expenses and is calculated across related classes of business on the basis of a separate carry forward of deferred acquisition expenses after making allowance for investment income.

Acquisition expenses relating to new and renewed business for all classes are deferred over the period during which the premiums are unearned. The principal acquisition costs so deferred are commissions payable, direct advertising expenditure, costs associated with the telesales and underwriting staff and prepaid claims handling costs in respect of delegated claims handling arrangements for claims which are expected to occur after the balance sheet date.

Claims (net of reinsurance) are recognised in the accounting period in which the loss occurs. Provision is made for the full cost (net of reinsurance) of settling outstanding claims at the balance sheet date, including claims estimated to have been incurred but not yet reported at that date, and claims handling expenses.

8 Long-term life assurance business
The Group’s long-term assurance business includes whole-life, guaranteed renewable term life, endowment, annuity and universal life contracts that are expected to remain in force for an extended period of time, generally five to forty years.

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

The Group has reinsured contracts that transfer significant insurance risk. Within net assets, the reinsurance cash flows are recognised when they become payable. For most contracts this effectively spreads the cost of reinsurance over the life of the reinsured contracts. In some cases, the acquisition costs are financed by the reinsurer offering a nil premium payment period. In these cases, the acquisition costs incurred on the underlying insurance contracts are compared with the benefit arising with respect to the nil premium paying period on the reinsurance contract.

9 Loans and advances
The Group makes provisions for bad and doubtful debts, through charges to the profit and loss account, so as to record impaired loans and advances at their expected ultimate net realisable value.

Specific provisions are made against individual loans and advances that the Group no longer expects to recover in full. For the Group’s portfolios of smaller balance homogeneous advances, such as credit card receivables, specific provisions are established on a portfolio basis taking into account the level of arrears, security and past loss experience. For loans and advances that are individually assessed, the specific provision is determined from a review of the financial condition of the borrower and any guarantor and takes into account the nature and value of any security held.

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

Tangible fixed assets are depreciated to their residual value over their estimated useful economic lives on a straight-line basis, as follows:

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

Accounting policies continued

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

Consolidated profit and loss account
for the year ended 31 December 2003

	Note	2003 £m		2002 £m		2001 £m

Interest receivable
– interest receivable and similar income arising from debt securities		1,519		1,591		1,582
– other interest receivable and similar income		12,479		11,970		12,839
Interest payable		(5,697)		(5,712)		(7,575)

Net interest income		8,301		7,849		6,846

Dividend income		58		58		54
Fees and commissions receivable		5,755		5,308		4,735
Fees and commissions payable		(1,337)		(965)		(930)
Dealing profits	1	1,793		1,462		1,426
Other operating income		1,598		1,209		1,052

		7,867		7,072		6,337
General insurance
– earned premiums		3,565		2,383		1,804
– reinsurance		(504)		(489)		(429)

Non-interest income		10,928		8,966		7,712

Total income		19,229		16,815		14,558

Administrative expenses
– staff costs*	2	4,518		4,472		4,059
– premises and equipment*		1,073		1,006		873
– other*		2,108		2,253		1,903
Depreciation and amortisation
– tangible fixed assets*	20	919		895		881
– goodwill	19	763		731		651

Operating expenses		9,381		9,357		8,367

Profit before other operating charges		9,848		7,458		6,191
General insurance
– gross claims		2,644		1,693		1,263
– reinsurance		(449)		(343)		(315)

Profit before provisions for bad and doubtful debts		7,653		6,108		5,243
Provisions for bad and doubtful debts	13	1,461		1,286		984
Amounts written off fixed asset investments		33		59		7

Profit on ordinary activities before tax	4	6,159		4,763		4,252
Tax on profit on ordinary activities	5	1,910		1,556		1,537

Profit on ordinary activities after tax		4,249		3,207		2,715
Minority interests (including non-equity)	32	210		133		90

Profit for the financial year		4,039		3,074		2,625
Preference dividends – non-equity	6	261		305		358

		3,778		2,769		2,267
Additional Value Shares dividend – non-equity	6	1,463		798		399

Profit attributable to ordinary shareholders		2,315		1,971		1,868
Ordinary dividends	7	1,490		1,267		1,085

Retained profit	34	825		704		783

Per 25p ordinary share:

Basic earnings	9	79.0	p	68.4	p	67.6	p

Diluted earnings	9	78.4	p	67.4	p	66.3	p

Dividends	7	50.3	p	43.7	p	38.0	p

All items dealt with in arriving at profit on ordinary activities before tax relate to continuing operations.

Profit on ordinary activities before taxation and the retained profit for the year on a historical cost basis were not materially different from the reported amounts.

* includes integration expenditure (see Note 4)

Consolidated balance sheet
at 31 December 2003

	Note	2003 £m	2002 £m

Assets
Cash and balances at central banks		3,822	3,481
Items in the course of collection from other banks		2,501	2,741
Treasury bills and other eligible bills	10	4,846	11,459
Loans and advances to banks	11	51,891	44,296
Loans and advances to customers	12	252,531	223,324
Debt securities	14	79,949	67,042
Equity shares	15	2,300	1,886
Interests in associated undertakings	16	106	94
Intangible fixed assets	19	13,131	12,697
Tangible fixed assets	20	13,927	10,485
Settlement balances		2,857	4,102
Other assets	21	18,436	16,929
Prepayments and accrued income		5,421	4,353

		451,718	402,889
Long-term assurance assets attributable to policyholders	22	3,557	9,111

Total assets		455,275	412,000

Liabilities
Deposits by banks	23	67,323	54,720
Items in the course of transmission to other banks		958	1,258
Customer accounts	24	236,963	219,161
Debt securities in issue	25	41,016	33,938
Settlement balances and short positions	26	21,369	19,412
Other liabilities	27	20,584	20,754
Accruals and deferred income		13,173	8,626
Provisions for liabilities and charges
– deferred taxation	28	2,266	1,834
– other provisions	29	256	330
Subordinated liabilities
– dated loan capital	30	9,312	7,602
– undated loan capital including convertible debt	31	7,686	6,363
Minority interests
– equity		(11)	(11)
– non-equity	32	2,724	1,850
Called up share capital	33	769	754
Share premium account	34	8,175	7,608
Merger reserve	34	10,881	11,455
Other reserves	34	419	387
Revaluation reserve	34	7	80
Profit and loss account	34	7,848	6,768
Shareholders’ funds
– equity		25,176	23,545
– non-equity	34	2,923	3,507
		451,718	402,889
Long-term assurance liabilities attributable to policyholders	22	3,557	9,111

Total liabilities		455,275	412,000

Memorandum items
Contingent liabilities	41	14,864	15,588

Commitments (standby facilities, credit lines and other)	41	139,693	128,592

The accounts were approved by the Board of directors on 18 February 2004 and signed on its behalf by:

Sir George Mathewson	Fred Goodwin	Fred Watt
Chairman	Group Chief Executive	Group Finance Director

Statement of consolidated total recognised gains and losses
for the year ended 31 December 2003

	2003 £m	2002 £m	2001 £m

Profit attributable to ordinary shareholders	2,315	1,971	1,868
Currency translation adjustments and other movements	43	36	(3)
Revaluation of premises	(69)	(33)	72

Total recognised gains and losses in the year	2,289	1,974	1,937
Prior year adjustment arising from the implementation of FRS 19	—	(117)	—

Total recognised gains and losses	2,289	1,857	1,937

Reconciliation of movements in consolidated shareholders’ funds for the year ended 31 December 2003

	2003 £m	2002 £m	2001 £m

Profit attributable to ordinary shareholders	2,315	1,971	1,868
Ordinary dividends	(1,490)	(1,267)	(1,085)

Retained profit for the year	825	704	783
Issue of ordinary and preference shares	775	560	2,759
Redemption of preference shares	(364)	(600)	—
Goodwill previously written off to reserves	40	—	—
Other recognised gains and losses	(26)	3	69
Currency translation adjustment on share premium account	(203)	(283)	58

Net increase in shareholders’ funds	1,047	384	3,669
Opening shareholders’ funds	27,052	26,668	22,999

Closing shareholders’ funds	28,099	27,052	26,668

Consolidated cash flow statement
for the year ended 31 December 2003

	Note	2003 £m	2003 £m	2002 £m	2002 £m	2001 £m	2001 £m

Net cash inflow from operating activities	43		19,708		13,737		7,287
Dividends received from associated undertakings			9		1		1
Returns on investments and servicing of finance
Preference dividends paid		(269)		(317)		(353)
Additional Value Shares dividend paid		(1,463)		(798)		(399)
Dividends paid to minority shareholders in
subsidiary undertakings		(130)		(112)		(43)
Interest paid on subordinated liabilities		(557)		(674)		(652)

Net cash outflow from returns on investments
and servicing of finance			(2,419)		(1,901)		(1,447)
Taxation
UK tax paid		(933)		(833)		(790)
Overseas tax paid		(521)		(274)		(419)

Net cash outflow from taxation			(1,454)		(1,107)		(1,209)
Capital expenditure and financial investment
Purchase of investment securities		(44,861)		(32,701)		(27,537)
Sale and maturity of investment securities		41,805		26,072		20,578
Purchase of tangible fixed assets		(5,017)		(3,367)		(4,245)
Sale of tangible fixed assets		1,108		811		867

Net cash outflow from capital expenditure
and financial investment			(6,965)		(9,185)		(10,337)
Acquisitions and disposals
Purchase of businesses and subsidiary undertakings
(net of cash acquired)	44	(1,748)		(308)		(1,614)
Investment in associated undertakings	16	(2)		(2)		(47)
Sale of subsidiary and associated undertakings
(net of cash sold)	45	179		29		8

Net cash outflow from acquisitions and disposals			(1,571)		(281)		(1,653)
Ordinary equity dividends paid			(772)		(729)		(653)

Net cash inflow/(outflow) before financing			6,536		535		(8,011)
Financing
Proceeds from issue of ordinary share capital		184		85		2,131
Proceeds from issue of preference share capital		—		—		281
Proceeds from issue of trust preferred securities		883		1,242		—
Redemption of preference share capital		(364)		(600)		—
Issue of subordinated liabilities		3,817		2,157		2,705
Repayment of subordinated liabilities		(336)		(202)		(693)
(Decrease)/increase in minority interests		(56)		29		(13)

Net cash inflow from financing			4,128		2,711		4,411

Increase/(decrease) in cash	48		10,664		3,246		(3,600)

Balance sheet – the company
at 31 December 2003

	Note	2003 £m	2002 £m

Fixed assets
Investments:
Shares in Group undertakings	17	32,354	19,862
Loans to Group undertakings	18	4,554	3,354

		36,908	23,216

Current assets
Debtors:
Due by subsidiary undertakings		238	958
Debtors and prepayments		202	113

		440	1,071

Creditors
Amounts falling due within one year:
Due to banks		71	71
Dated loan capital	30	40	40
Debt securities in issue		1,877	1,199
Other creditors		217	154
Proposed final dividend	7	1,059	899

		3,264	2,363

Net current liabilities		(2,824)	(1,292)

Total assets less current liabilities		34,084	21,924

Creditors
Amounts falling due beyond one year:
Loans from subsidiary undertakings		186	155
Dated loan capital	30	3,714	2,402
Undated loan capital including convertible debt	31	1,639	1,301

		5,539	3,858
Capital and reserves
Called up share capital	33	769	754
Share premium account	34	8,175	7,608
Other reserves	34	156	156
Revaluation reserve	34	16,857	6,001
Profit and loss account	34	2,588	3,547

Shareholders’ funds
– equity		25,622	14,559
– non-equity	34	2,923	3,507

		34,084	21,924

The accounts were approved by the Board of directors on 18 February 2004 and signed on its behalf by:

Sir George Mathewson	Fred Goodwin	Fred Watt
Chairman	Group Chief Executive	Group Finance Director

Notes on the accounts

1 Dealing profits

	2003 £m	2002 £m	2001 £m

Foreign exchange (1)	540	447	450
Securities
Equities (2)	24	18	10
Debt (3)	774	644	682
Interest rate derivatives (4)	455	353	284

	1,793	1,462	1,426

Dealing profits include interest income and expense recognised on trading-related interest-earning assets and interest-bearing liabilities and exclude direct costs and administrative expenses.

Notes:
(1)	Includes spot and forward foreign exchange contracts and currency swaps, futures and options and related hedges and funding.
(2)	Includes equities, equity derivatives, commodity contracts and related hedges and funding.
(3)	Includes debt securities and related hedges and funding.
(4)	Includes interest rate swaps, forward rate agreements, interest rate options, interest rate futures and credit derivatives and related hedges and funding.

2 Administrative expenses – staff costs

	2003 £m	2002 £m	2001 £m

Wages, salaries and other staff costs	3,997	4,001	3,667
Social security costs	248	239	212
Pension costs (see Note 3)	273	232	180

	4,518	4,472	4,059

The average number of persons employed by the Group during the year, excluding temporary staff, was 119,500 (2002 – 113,500; 2001 – 99,400).

3 Pension costs
The Group operates a number of pension schemes throughout the world. The main schemes are defined benefit schemes whose assets are independent of the Group’s finances. The total pension cost for the Group was as follows:

	2003 £m	2002 £m	2001 £m

Main UK scheme	200	187	150
Other Group schemes	73	45	30

	273	232	180

At 31 December 2003, there was a pension cost prepayment of £112 million and accrual of £18 million (2002 – prepayment of £136 million and accrual of £17 million; 2001 – prepayment of £115 million and accrual of £33 million).

On the acquisition of NatWest in March 2000, a surplus of £1,070 million on its major schemes was recognised in the consolidated balance sheet, and is being amortised over the average future service life of members of the schemes. The unamortised balance as at 31 December 2003 was £755 million (2002 – £838 million) before tax and £529 million (2002 – £587 million) after tax. The unamortised balance before tax is included in ‘Other assets’.

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

The latest formal valuation of The Royal Bank of Scotland Staff Pension Scheme and the National Westminster Bank Pension Fund was carried out as at 31 March 2001 on a basis that assumed the merger of the schemes. The results of this valuation and the principal actuarial assumptions were:

Market value of scheme assets (£m)	13,027
Funding level	108%
Excess of scheme assets over schemes liabilities (£m)	1,058
Valuation rate of interest:
past service liabilities (per annum) – pensioners	5.5%
past service liabilities (per annum) – non-pensioners	6.0%
future service liabilities (per annum)	6.75%
Salary growth (per annum) (1)	4.25%
Pension increases (per annum)	2.5%
Price inflation (per annum)	2.5%

Notes:
(1)	In addition, allowance is made for promotional salary increases.
(2)	Assumptions for rate of dividend increases are not relevant to the bases of valuations adopted.

The pension costs relating to the merged schemes were:

Pension costs for the year	2003 £m	2002 £m

Regular cost	274	263
Amortisation of pension fund surplus	(151)	(153)
Prior year service costs	—	—
Amortisation of surplus recognised on acquisition of NatWest	77	77

Net pension cost	200	187

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

In accordance with SSAP 24, the pension costs relating to the main scheme are based on the actuarial valuation as at 31 March 2001. Since that date, stock market equity values and bond yields have declined. The next triennial actuarial valuation will be carried out as at 31 March 2004.

FRS 17
In accordance with the transitional requirements of FRS 17 interim valuations of the Group’s schemes were prepared to 31 December 2003 and 31 December 2002 by independent actuaries, using the following assumptions:

	2003		2002		2001

	Main UK scheme	Other Group schemes*	Main UK scheme	Other Group schemes*	Main UK scheme	Other Group schemes*

Rate of increase in salaries (per annum)	3.95%	3.8%	3.50%	3.2%	4.25%	3.2%
Rate of increase in pensions in payment (per annum)	2.70%	2.3%	2.25%	1.7%	2.50%	2.3%
Discount rate (per annum)	5.60%	5.8%	5.75%	5.8%	6.00%	6.1%
Inflation assumption (per annum)	2.70%	2.1%	2.25%	1.7%	2.50%	2.2%

* weighted average

Notes on the accounts continued

Pension costs (continued)

The values of the assets and liabilities of the schemes at 31 December 2003 and 2002 and the effect on the Group’s reserves if they were to be incorporated in the balance sheet were as follows:

	2003		2002		2001

	Main UK scheme £m	Other Group schemes £m	Main UK scheme £m	Other Group schemes £m	Main UK scheme £m	Other Group schemes £m

Equities	7,621	686	7,161	610	7,899	717
Bonds	3,818	276	3,298	260	4,203	176
Other	383	103	223	140	465	167

Total market value of assets	11,822	1,065	10,682	1,010	12,567	1,060
Present value of scheme liabilities	(13,594)	(1,261)	(12,418)	(1,130)	(12,121)	(1,014)

Net (deficit)/surplus in the schemes	(1,772)	(196)	(1,736)	(120)	446	46
Related notional deferred tax asset /(liability)	532	22	521	20	(133)	(10)

Net unrecognised pension (deficit)/surplus	(1,240)	(174)	(1,215)	(100)	313	36
Prepayments less accruals currently recognised, net of deferred tax	(25)	(33)	(52)	(27)	(53)	(5)
Pension assets recognised on the acquisition of
NatWest, net of deferred tax and amortisation	(494)	(35)	(548)	(39)	(602)	(42)

Effect on Group profit and loss account reserves	(1,759)	(242)	(1,815)	(166)	(342)	(11)

The assumptions for long-term rates of return on the principal classes of assets at 31 December 2003 were equities 8.4%, gilts 4.8%, other bonds 5.6%, property 6.6% and cash and other assets 4.9% (2002 – equities 8.4%, gilts 4.5%, other bonds 5.75%, property 6.5% and cash 4.5%; 2001 – equities 8.4%, gilts 5.0%, other bonds 6.0%, property 6.8% and cash 4.5%).

The following amounts would be reflected in the profit and loss account and statement of total recognised gains and losses on implementation of FRS 17:

Amount that would be charged to profit and loss account	Main UK scheme £m	Other schemes £m	2003 Total £m	2002 Total £m

Expected return on pension scheme assets	757	69	826	988
Interest on pension scheme liabilities	(710)	(64)	(774)	(787)

Net return credited to other finance income	47	5	52	201
Current service cost	(325)	(46)	(371)	(322)
Past service cost	—	—	—	(3)

Net pension cost defined benefit schemes	(278)	(41)	(319)	(124)
Defined contribution schemes and other retirement benefits	—	(37)	(37)	(19)

Total pension costs	(278)	(78)	(356)	(143)

Amount that would be recognised in the statement of total recognised gains and losses	2003 Total £m	2002 Total £m

Actual return less expected return on pension scheme assets	872	(2,645)
Experience gains and losses arising on scheme liabilities	7	(25)
Changes in assumptions underlying the present value of scheme liabilities	(810)	278

Actuarial gain/(loss)	69	(2,392)

Movement in pension scheme (deficits)/surpluses during the year	2003 Total £m	2002 Total £m

(Deficit)/surplus in the pension schemes at 1 January	(1,856)	492
Movement in year:
Current service cost	(371)	(322)
Past service cost	—	(3)
Contributions	139	167
Other finance income	52	201
Actuarial gain/(loss)	69	(2,392)
Exchange and other movements	(1)	1

Deficit in schemes at 31 December	(1,968)	(1,856)

The contribution rate for 2003 and 2004 for the main scheme is 6.8% (2002 – 6.8%) of pensionable salaries.

History of experience gains and losses	2003 £m	2002 £ml

Difference between expected and actual return on scheme assets:
Amount	872	(2,645)
Percentage of scheme assets	6.8%	(22.6%	)
Experience gains and losses on scheme liabilities:
Amount	7	(25)
Percentage of the present value of scheme liabilities	—	(0.2%	)
Total amount recognised in the statement of total recognised gains and losses:
Amount	69	(2,392)
Percentage of the present value of scheme liabilities	0.5%	(17.7%	)

4 Profit on ordinary activities before tax
Profit on ordinary activities before tax is stated after taking account of the following:

		2003 £m	2002 £m	2001 £m

Income	Aggregate amounts receivable under finance leases,
	hire purchase and conditional sale contracts	1,161	1,342	1,575
	Aggregate amounts receivable under operating leases	939	811	707
	Profit on disposal of investment securities	172	85	48
	Share of associated undertakings’ net profit/(loss)	12	2	(6)

Expenses	Operating lease rentals of premises	321	255	214
	Operating lease rentals of computers and other equipment	13	16	18
	Finance charges on leased assets	8	23	40
	Interest on subordinated liabilities	551	659	674
	Integration expenditure* relating to:
	– acquisition of NatWest	143	810	847
	– other acquisitions	86	147	28

*Integration expenditure comprises:
Staff costs		125	530	598
Premises and equipment		31	127	64
Other administrative expenses		73	298	188
Depreciation		—	2	25

		229	957	875

Auditors’ remuneration
Amounts paid to the auditors for statutory audit and other services were as follows:

	2003 £m	2002 £m

Audit services
– Statutory audit	7.2	5.8
– Audit related regulatory reporting	0.6	0.5

	7.8	6.3

Further assurance services	5.7	2.0

Tax services
– Compliance services	0.1	0.3
– Advisory services	0.5	0.6

	0.6	0.9

Other services	0.7	3.6

Total	14.8	12.8

The auditors’ remuneration for statutory audit work for the company was £0.1 million (2002 – £0.1 million). Non–audit fees paid to the auditors and their associates in the UK was £6.2 million (2002 – 6.3 million).

Notes on the accounts continued

5 Tax on profit on ordinary activities

	2003 £m	2002 £m	2001 £m

Current taxation:
UK corporation tax charge for the year at 30%	1,095	909	984
Over provision in respect of prior periods	(66)	(13)	(16)
Relief for overseas taxation	(211)	(26)	(98)

	818	870	870
Overseas taxation:
Current year charge	538	370	381
(Over)/under provision in respect of prior periods	(11)	(2)	31

	1,345	1,238	1,282
Share of associated undertakings	2	2	2

Current tax charge for the year	1,347	1,240	1,284
Deferred taxation:
Origination and reversal of timing differences	598	372	255
Over provision in respect of prior periods	(35)	(56)	(2)

Tax charge for the year	1,910	1,556	1,537

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 30% as follows:

	2003 £m	2002 £m	2001 £m

Expected tax charge	1,848	1,429	1,276
Goodwill amortisation	200	183	169
Contributions to employee share schemes	(35)	(40)	(48)
Non-deductible items	231	179	251
Non-taxable items	(207)	(163)	(92)
Capital allowances in excess of depreciation	(626)	(340)	(280)
Taxable foreign exchange movements	5	4	16
Foreign profits taxed at other rates	23	3	(13)
Unutilised losses brought forward and carried forward	(15)	—	(10)
Current taxation adjustments relating to prior periods	(77)	(15)	15

Current tax charge for the year	1,347	1,240	1,284
Deferred taxation:
Origination and reversal of timing differences	598	372	255
Adjustments in respect of prior periods	(35)	(56)	(2)

Actual tax charge	1,910	1,556	1,537

The following factors may affect future tax charges:
(1)	No deferred tax is recognised on the unremitted reserves of overseas subsidiary and associated undertakings. A substantial proportion of such reserves are required to be retained by the overseas undertakings to meet local regulatory requirements.
(2)	Deferred tax assets of £127 million (2002 – £107 million) resulting from tax losses carried forward have not been recognised as there is insufficient evidence that the asset will be recoverable. These assets may be recoverable if the losses can be offset against suitable future taxable profits arising in the same tax jurisdiction.
(3)	The fair values of certain financial assets are disclosed in Note 40. The tax that could be payable if these assets were disposed of at the values shown is estimated at £561 million (2002 – £965 million). Because of the nature of these financial assets which are held as part of the banking business, it is not possible to determine the amount that may become payable in the foreseeable future.
(4)	Freehold and long leasehold properties are revalued (see Note 20). No provision has been made for deferred tax on gains recognised on revaluing Group properties except where there is a commitment to sell the asset and any taxable gain will not be subject to rollover relief. The tax that could be payable if these assets were disposed of at their revalued amount is estimated at £109 million (2002 – £81 million), including tax on rolled over gains (see note (5) below). No such tax is expected to be payable in the foreseeable future.
(5)	No provision has been made for deferred tax on certain gains realised on disposals of property and other assets as there is an expectation of rolling over such gains into replacement assets. Expenditure to date on valid replacement assets together with forecasts of future such expenditure indicate that these gains will be available for rollover relief. The tax that could be payable if the conditions for rollover relief were not met is estimated at £68 million (2002 – £93 million).

6 Preference and Additional Value Shares dividends

	2003 £m	2002 £m	2001 £m

Non-cumulative preference shares of US$0.01	99	141	140
Non-cumulative convertible preference shares of US$0.01	100	108	115
Non-cumulative convertible preference shares of €0.01	37	32	32
Non-cumulative convertible preference shares of £0.25	—	1	49
Non-cumulative convertible preference shares of £0.01	15	15	15
11% cumulative preference shares of £1 (1)	—	—	—
5.5% cumulative preference shares of £1 (2)	—	—	—
Appropriation for premium payable on redemption and issue costs	10	8	7

Total preference dividends	261	305	358
Additional Value Shares	1,463	798	399

Total non-equity dividends	1,724	1,103	757

Notes:
(1)	Dividends for the year ended 31 December 2003 amounted to £55,000 (2002 and 2001 – £55,000).
(2)	Dividends for the year ended 31 December 2003 amounted to £22,000 (2002 and 2001 – £22,000).

7 Ordinary dividends

	2003 p per share	2002 p per share	2001 p per share	2003 £m	2002 £m	2001 £m

Interim	14.6	12.7	11.0	431	368	313
Proposed final	35.7	31.0	27.0	1,059	899	772

Total dividends on equity shares	50.3	43.7	38.0	1,490	1,267	1,085

8 Profit dealt with in the accounts of the company
Of the profit attributable to shareholders, £2,619 million (2002 – £1,955 million; 2001 – £1,033 million) has been dealt with in the accounts of the company.

9 Earnings per ordinary share
The earnings per share are based on the following:

	2003 £m	2002 £m	2001 £m

Earnings:
Profit attributable to ordinary shareholders	2,315	1,971	1,868

		Number of shares – millions
Number of ordinary shares:
Weighted average number of ordinary shares in issue during the year	2,931	2,881	2,762
Effect of dilutive share options and convertible non-equity shares	22	43	55

Diluted weighted average number of ordinary shares during the year	2,953	2,924	2,817

Notes on the accounts continued

10 Treasury bills and other eligible bills

	2003 £m	2002 £m

Treasury bills and similar securities	3,917	8,348
Other eligible bills	929	3,111

	4,846	11,459

Banking business	2,977	4,569
Trading business	1,869	6,890

Treasury and other eligible bills are principally of short-term maturity and their market value is not materially different from carrying value.

11 Loans and advances to banks

	2003 £m	2002 £m

Repayable on demand	17,115	6,792
Remaining maturity
– three months or less	25,525	28,537
– one year or less but over three months	8,357	8,482
– five years or less but over one year	422	180
– over five years	479	312

	51,898	44,303
Specific bad and doubtful debt provisions	(7)	(7)

	51,891	44,296

Banking business	21,358	21,859
Trading business	30,533	22,437

12 Loans and advances to customers

	2003 £m	2002 £m

On demand or short notice	24,847	21,122
Remaining maturity
– three months or less	64,281	65,108
– one year or less but over three months	27,465	24,750
– five years or less but over one year	40,908	40,364
– over five years	98,952	75,900

	256,453	227,244
General and specific bad and doubtful debt provisions	(3,922)	(3,920)

	252,531	223,324

Banking business	223,456	197,818
Trading business	29,075	25,506

Amounts above include:
Subordinated advances	73	96
Due from associated undertakings – unsubordinated	313	289
Amounts receivable under finance leases	8,405	7,496
Amounts receivable under hire purchase and conditional sale agreements	5,935	5,636

The cost of assets acquired during the year for the purpose of letting under finance leases and hire purchase agreements was £6,361 million (2002 – £4,684 million).

The Group’s exposure to risk from its lending activities is widely diversified both geographically and industrially. Lending to the services sector, house mortgage lending, loans to financial institutions, other personal loans and lending to property companies exceeded 10% of total loans and advances to customers (before provisions).

Residual value exposures

The table below gives details of the unguaranteed residual values included in the carrying value of finance lease receivables (see above) and operating lease assets (see Note 20).

	Year in which the residual value will be recovered

2003	Within 1 year £m	After 1 year but within 2 years £m	After 2 years but within 5 years £m	After 5 years £m	Total £m

Operating leases
Transportation	548	198	481	2,344	3,571
Cars and light commercial vehicles	313	128	120	—	561
Other	11	21	54	96	182
Finance leases	62	21	85	158	326

At 31 December 2003	934	368	740	2,598	4,640

	Year in which the residual value will be recovered

2002	Within 1 year £m	After 1 year but within 2 years £m	After 2 years but within 5 years £m	After 5 years £m	Total £m

Operating leases
Transportation	59	467	204	1,480	2,210
Cars and light commercial vehicles	328	134	110	—	572
Other	22	12	60	147	241
Finance leases	43	71	83	352	549

At 31 December 2002	452	684	457	1,979	3,572

Notes on the accounts continued

13 Provisions for bad and doubtful debts

	Specific £m	General £m	2003 Total £m	Specific £m	General £m	2002 Total £m

At 1 January	3,330	597	3,927	3,039	614	3,653
Currency translation and other adjustments	(23)	(39)	(62)	(45)	(17)	(62)
Acquisition of subsidiary	44	6	50	23	—	23
Amounts written off	(1,519)	—	(1,519)	(1,036)	—	(1,036)
Recoveries of amounts written off in previous periods	72	—	72	63	—	63
Charge to profit and loss account	1,459	2	1,461	1,286	—	1,286

At 31 December	3,363	566	3,929	3,330	597	3,927

In certain cases, interest may be charged to a customer’s account but, because its recoverability is in doubt, not recognised in the Group’s consolidated profit and loss account. Such interest is held in a suspense account and netted off against loans and advances in the consolidated balance sheet.

	2003 £m	2002 £m

Loans and advances on which interest is being placed in suspense:
– before specific provisions	1,938	1,660
– after specific provisions	930	724
Loans and advances on which interest is not being applied:
– before specific provisions	2,494	2,515
– after specific provisions	980	1,082

14 Debt securities

	2003 Book value £m	Gross unrecognised gains £m	Gross unrecognised losses £m	2003 Valuation £m	2002 Book value £m	Gross unrecognised gains £m	Gross unrecognised losses £m	2002 Valuation £m

Investment securities:
British government	1,516	1	(5)	1,512	197	3	—	200
Other government	12,442	101	(105)	12,438	11,994	297	(2)	12,289
Other public sector bodies	422	4	—	426	708	6	—	714
Bank and building society	11,690	4	(7)	11,687	8,996	7	(2)	9,001
Other issuers	15,464	130	(302)	15,292	16,296	126	(67)	16,355

	41,534	240	(419)	41,355	38,191	439	(71)	38,559

Other debt securities:
British government	1,246			1,246	1,209			1,209
Other government	10,819			10,819	5,049			5,049
Other public sector bodies	36			36	41			41
Bank and building society	407			407	2,703			2,703
Other issuers	25,907			25,907	19,849			19,849

	38,415			38,415	28,851			28,851

	79,949			79,770	67,042			67,410

Due within one year	16,943				14,512
Due one year and over	63,006				52,530

	79,949				67,042

Investment securities:
Listed	33,067			33,001	27,416			27,790
Unlisted	8,467			8,354	10,775			10,769

	41,534			41,355	38,191			38,559
Other debt securities:
Listed	16,307			16,307	10,507			10,507
Unlisted	22,108			22,108	18,344			18,344

	79,949			79,770	67,042			67,410

Banking business	42,374				38,920
Trading business	37,575				28,122

Amounts above include:
Subordinated debt securities	890				468
Due from associated undertakings
– unsubordinated	1				7
Unamortised discounts less premiums on investment securities	3				(2)

The cost of securities carried at market value is not disclosed because it cannot be determined without unreasonable expense.

Movements in debt securities which are held as investment securities were as follows:

	Cost £m	Discounts and premiums £m	Provisions £m	Book value £m

At 1 January 2003	38,162	97	(68)	38,191
Currency translation and other adjustments	(1,642)	(24)	3	(1,663)
Additions	44,561	—	—	44,561
Acquisition of subsidiaries	1,918	—	—	1,918
Maturities and disposals	(41,504)	170	(1)	(41,335)
Provisions made net of write backs	—	—	(19)	(19)
Transfers	(55)	—	(37)	(92)
Amortisation of discounts and premiums	—	(27)	—	(27)

At 31 December 2003	41,440	216	(122)	41,534

Notes on the accounts continued

14 Debt securities (continued)
The following table categorises the Group’s investment debt securities by maturity and yield (based on weighted averages) at 31 December 2003:

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total

	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %

British government securities	68	5.5	1,107	4.8	218	5.3	123	5.2	1,516	4.9
US treasury and other US government securities	75	2.0	533	1.7	1,219	1.6	9,128	3.3	10,955	3.1
Other government securities	695	3.3	766	5.1	24	6.2	2	5.6	1,487	4.3
Securities issued by the states of the US	—	—	2	5.2	10	3.0	11	4.0	23	3.6
Other public sector bodies	36	5.1	142	1.2	165	1.7	57	1.4	400	1.8
Corporate debt securities	2,477	2.3	3,318	2.8	345	4.4	193	3.2	6,333	2.7
Mortgage-backed securities	42	1.2	185	4.5	481	4.2	4,353	2.9	5,061	3.1
Bank and building society	8,543	3.0	3,100	2.8	42	5.2	5	4.6	11,690	2.9
Other securities	850	3.4	1,376	4.3	1,035	1.8	808	2.4	4,069	3.1

Total book value	12,786	2.9	10,529	3.3	3,539	2.6	14,680	3.2	41,534	3.1

Total fair value	12,756		10,456		3,477		14,666		41,355

Gross gains of £158 million (2002 – £70 million) and gross losses of £47 million (2002 – £7 million) were realised on the sale and redemption of investment debt securities.

15 Equity shares

	2003 Book value £m	Gross unrecognised gains £m	Gross unrecognised losses £m	2003 Valuation £m	2002 Book value £m	Gross unrecognised gains £m	Gross unrecognised losses £m	2002 Valuation £m

Investment securities:
Listed	1,157	350	(88)	1,419	1,097	43	(127)	1,013
Unlisted	664	174	(19)	819	686	—	—	686

	1,821	524	(107)	2,238	1,783	43	(127)	1,699
Other securities:
Listed	465	—	—	465	52	—	—	52
Unlisted	14	—	—	14	51	—	—	51

	2,300	524	(107)	2,717	1,886	43	(127)	1,802

Banking business	1,872				1,849
Trading business	428				37

The cost of securities carried at market value is not disclosed because it cannot be determined without unreasonable expense.

Movements in equity shares which are held as investment securities were as follows:

	Cost £m	Provisions £m	Book value £m

At 1 January 2003	1,864	(81)	1,783
Currency translation and other adjustments	24	4	28
Additions	300	—	300
Disposals	(314)	16	(298)
Amounts written off	(4)	4	—
Provisions made net of write backs	—	(14)	(14)
Transfers	70	(48)	22

At 31 December 2003	1,940	(119)	1,821

Gross gains of £68 million (2002 – £52 million) and gross losses of £7 million (2002 – £30 million) were realised on the sale of investment equity shares.

16 Interests in associated undertakings
Movements in interests in associated undertakings during the year were as follows:

Share of net assets £m

At 1 January 2003	94
Currency translation and other adjustments	1
Change of status	14
Additions	2
Acquisitions	21
Disposals	(27)
Share of profit	1

At 31 December 2003	106

Interests in associated undertakings are analysed as follows:

	2003 £m	2002 £m

Banks – unlisted	—	24
Others	106	70

	106	94

The principal associated undertaking is:

	Total issued share and loan capital at 31 December 2003	% held	Share of results based on accounts made up to	Nature of business

Linea Directa Aseguradora S.A.	2,400m €0.03 ordinary shares	50.0	31 December*	Insurance
(incorporated in Spain)

* Incorporating unaudited interim accounts.

Linea Directa Aseguradora S.A. operates in Spain.

Dividends receivable from associated undertakings (excluding related tax credits) totalled £9 million (2002– £1 million).

Transactions with associated undertakings are conducted on similar terms to third party transactions and are not material to the Group’s results or financial condition.

Notes on the accounts continued

17 Shares in Group undertakings

Movements in shares in Group undertakings during the year were as follows:

£m

At 1 January 2003	19,862
Currency translation adjustments	(330)
Additions	2,330
Disposals	(364)
Revaluation	10,856

At 31 December 2003	32,354

On the historical cost basis, shares in Group undertakings at 31 December 2003 would have been included at a cost of £15,499 million (2002 – £13,863 million).

The principal subsidiary undertakings of the company are shown below. Their capital consists of ordinary and preference shares which are unlisted with the exception of certain preference shares issued by NatWest. The Royal Bank, Churchill Insurance Group PLC and RBS Life Holdings are directly owned by the company, and all of the other subsidiary undertakings are owned directly, or indirectly through intermediate holding companies, by the Royal Bank and are all wholly-owned. All of these subsidiaries are included in the Group’s consolidated financial statements and have an accounting reference date of 31 December.

	Nature of business	Country of incorporation and principal area of operation

The Royal Bank of Scotland plc	Banking	Great Britain
National Westminster Bank Plc (1,4)	Banking	Great Britain
Churchill Insurance Group PLC	Insurance	Great Britain
Citizens Financial Group, Inc.	Banking	US
Coutts Bank (Switzerland) Limited	Private banking	Switzerland
Coutts & Co (2)	Private banking	Great Britain
Direct Line Insurance plc	Insurance	Great Britain
Greenwich Capital Markets, Inc.	Broker dealer	US
Lombard North Central PLC	Banking, credit finance, leasing and hire purchase	Great Britain
National Westminster Home Loans Limited	Home mortgage finance	Great Britain
The Royal Bank of Scotland International Limited	Banking	Jersey
RBS Life Holdings Limited	Life assurance	Great Britain
Ulster Bank Limited (3)	Banking	Northern Ireland

Notes:
(1)	The company does not hold any of the NatWest preference shares in issue.
(2)	Coutts & Co is incorporated with unlimited liability. Its registered office is 440 Strand, London WC2R 0Q5
(3)	Ulster Bank Limited and its subsidiary undertakings also operate in the Republic of Ireland.
(4)	On 31 January 2003, ownership of NatWest was transferred from the company to the Royal Bank.

The above information is provided in relation to the principal subsidiaries as permitted by Section 231(5) of the Companies Act 1985. Full information on all subsidiaries will be included in the Annual Return filed with the UK Companies House.

18 Loans to Group undertakings

Movements during the year:	£m

At 1 January 2003	3,354
Currency translation and other adjustments	(249)
Additions	1,489
Repayments	(40)

At 31 December 2003	4,554

19 Intangible fixed assets

Goodwill	£m

Cost:
At 1 January 2003	14,595
Currency translation and other adjustments	(283)
Arising on acquisitions during the year	1,456
Disposals	(10)

At 31 December 2003	15,758

Amortisation:
At 1 January 2003	1,898
Currency translation and other adjustments	(34)
Charge for the year	763

At 31 December 2003	2,627

Net book value at 31 December 2003	13,131

Net book value at 31 December 2002	12,697

Notes on the accounts continued

20 Tangible fixed assets

	Freehold premises £m	Long leasehold premises £m	Short leasehold premises £m	Computers and other equipment £m	Assets on operating leases £m	Total £m

Cost or valuation:
At 1 January 2003	3,951	367	611	2,754	6,335	14,018
Currency translation and other adjustments	(23)	1	(10)	(24)	(24)	(80)
Reclassifications	(9)	(24)	(1)	34	—	—
Acquisition of subsidiaries	561	8	4	111	—	684
Additions	1,015	1,034	84	480	2,404	5,017
Disposals and write-off of fully depreciated assets	(227)	(22)	(33)	(444)	(1,167)	(1,893)
Revaluation adjustments	(51)	(18)	—	—	—	(69)

At 31 December 2003	5,217	1,346	655	2,911	7,548	17,677

Consisting of:
At valuation – 2003	2,750	37	—	—	—	2,787
At valuation – 2002 and prior	882	166	—	—	—	1,048
At cost	1,585	1,143	655	2,911	7,548	13,842

	5,217	1,346	655	2,911	7,548	17,677

Accumulated depreciation and amortisation:
At 1 January 2003	327	85	229	1,854	1,038	3,533
Currency translation and other adjustments	—	1	(6)	(10)	(4)	(19)
Reclassifications	7	(3)	1	(5)	—	—
Acquisition of subsidiaries	29	—	—	59	—	88
Disposals and write-off of fully depreciated assets	(7)	—	(7)	(387)	(370)	(771)
Charge for the year	51	11	33	294	530	919

At 31 December 2003	407	94	250	1,805	1,194	3,750

Net book value at 31 December 2003	4,810	1,252	405	1,106	6,354	13,927

Net book value at 31 December 2002	3,624	282	382	900	5,297	10,485

On the historical cost basis, the Group’s freehold and long leasehold premises would have been included at £5,886 million (2002 – £3,638 million).

Freehold and long leasehold properties are revalued on a rolling basis, each property being valued at least every five years. Interim valuations outwith the five year cycle are carried out on properties where there is an indication that their value has changed significantly, given market conditions. The directors are not aware of any material change in the valuation of the Group’s properties and therefore no additional interim valuations were required.

Properties occupied by the Group are valued on the basis of Existing Use Value, except for certain specialised properties which are valued on a Depreciated Replacement Cost basis. Investment properties and properties to be disposed of are valued to reflect Open Market Value. Valuations are carried out by internal and external qualified surveyors who are members of the Royal Institution of Chartered Surveyors or, in the case of some overseas properties, locally qualified valuers.

Net book value:	2003 £m	2002 £m

Land and buildings occupied for own use	2,391	2,230
Investment properties	3,628	1,789
Properties under development	429	258
Properties to be disposed of	19	11

	6,467	4,288

Net book value of assets held under finance leases	90	94

Depreciation for the year of assets held under finance leases	20	34

Contracts for future capital expenditure not provided for in the accounts at the year end

Premises and equipment	104	68
Assets on operating leases	498	678

	602	746

21 Other assets

2003 £m	2002 £m

Trading derivatives (see Note 39)	14,087	13,210
Other	4,349	3,719

	18,436	16,929

22 Long-term assurance business
The long-term assurance assets and liabilities attributable to policyholders comprise:

2003 £m	2002 £m

Investments	4,005	9,536
Value of in-force policies	413	386

	4,418	9,922
Long-term assurance business attributable to shareholders*	(861)	(811)

	3,557	9,111

The increase in the shareholders’ interest in the long-term assurance business included in the profit and loss account is calculated as follows:

2003 £m	2002 £m

Increase in value for the year before tax	73	61
Tax	(22)	(18)

Increase in value for the year after tax	51	43

The decline in long-term assurance assets and liabilities results from the transfer of the pension managed fund business of NatWest Life to another third party life company.

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

The key assumptions used are:
2003 £m	2002 £m

Risk discount rate (net of tax)	8.50	8.50
Growth of unit-linked funds (gross of tax)	6.70	6.75
Growth of non-unit-linked funds (gross of tax)	5.00	5.00
Basic tax rate	20.00	22.00
Shareholder taxation – life	30.00	30.00
Expense inflation	3.50	3.50

Notes on the accounts continued

23 Deposits by banks

2003 £m	2002 £m

Repayable on demand	20,995	15,559
With agreed maturity dates or periods of notice, by remaining maturity
– three months or less	42,300	35,125
– one year or less but over three months	2,268	1,923
– five years or less but over one year	122	805
– over five years	1,638	1,308

	67,323	54,720

Banking business	41,061	34,474
Trading business	26,262	20,246

24 Customer accounts

2003 £m	2002 £m

Repayable on demand	160,574	127,320
With agreed maturity dates or periods of notice, by remaining maturity
– three months or less	64,797	81,015
– one year or less but over three months	7,608	5,923
– five years or less but over one year	3,288	4,367
– over five years	696	536

	236,963	219,161

Banking business	210,925	195,670
Trading business	26,038	23,491

Amounts above include:
Due to associated undertakings	5	107

25 Debt securities in issue

2003 £m	2002 £m

Bonds and medium term notes, by remaining maturity
– one year or less	2,227	2,150
– two years or less but over one year	1,063	738
– five years or less but over two years	3,614	3,096
– over five years	3,525	1,391

	10,429	7,375

Other debt securities in issue, by remaining maturity
– three months or less	23,414	24,387
– one year or less but over three months	6,188	1,366
– two years or less but over one year	977	810
– five years or less but over two years	8	—

	30,587	26,563

	41,016	33,938

Banking business	39,899	33,927
Trading business	1,117	11

Issues are made under the Royal Bank’s £20 billion euro medium term note programme from time to time. Notes issued, which have a minimum maturity of six months from the date of issue, are included in the above amounts.

26 Settlement balances and short positions

2003 £m	2002 £m

Settlement balances	2,241	3,031
Short positions:
Debt securities – Government	16,631	14,155
Debt securities – Other issuers	2,423	1,660
Treasury bills and other eligible bills	74	566

	21,369	19,412

27 Other liabilities
2003 £m	2002 £m

Notes in circulation	1,394	1,318
Trading derivatives (see Note 39)	15,173	14,729
Current taxation	700	982
Dividends	1,105	946
Obligations under finance leases (analysed below)	182	171
Other liabilities	2,030	2,608

	20,584	20,754

Analysis of obligations under finance leases:	2003 £m	2002 £m

Amounts falling due within one year	19	29
Amounts falling due between one and five years	37	14
Amounts falling due after more than five years	126	128

	182	171

28 Deferred taxation
Provision for deferred taxation has been made as follows:

2003 £m	2002 £m

Deferred tax liability	2,266	1,834
Deferred tax asset (included in Note 21, Other assets)	(28)	(39)

Net deferred tax	2,238	1,795

2003 £m	2002 £m

Short-term timing differences	201	22
Capital allowances	2,440	1,965
Bad and doubtful debt provisions	(441)	(238)
Deferred gains	38	46

Net deferred tax	2,238	1,795

Movements during the year:	£m

At 1 January 2003	1,795
Currency translation and other adjustments	19
Acquisition of subsidiaries	34
Disposal of lease receivables	(173)
Charge to profit and loss account	563

At 31 December 2003	2,238

29 Other provisions

	Property(1) £m	Pensions and other similar obligations(2) £m	Other(3) £m	Total £m

At 1 January 2003	262	36	32	330
Currency translation and other adjustments	—	(2)	—	(2)
Acquisition of subsidiaries	—	—	9	9
Charge to profit and loss account	35	11	1	47
Provisions utilised	(118)	(2)	(8)	(128)

At 31 December 2003	179	43	34	256

Notes:
(1)	The Group has a number of leasehold properties where rents payable and other unavoidable costs exceed the value to the Group. Such costs arise over the period of the lease or to the expected termination date, and the provision has been discounted due to the long-term nature of certain of these obligations.
(2)	The Group operates various unfunded post-retirement benefit plans and provision is made for the expected costs that will arise over the periods in which pensions are paid to the members of these plans.
(3)	Other provisions arise in the normal course of business.

Notes on the accounts continued

30 Dated loan capital

2003 £m	2002 £m

The company
£200 million floating rate (minimum 5.25%) notes 2005 (1,2)	80		120
US$400 million 6.4% subordinated notes 2009 (1)	223		247
US$300 million 6.375% subordinated notes 2011 (1)	166		184
US$750 million 5% subordinated notes 2013 (issued November 2003) (3)	416		—
US$750 million 5% subordinated notes 2014 (1)	417		461
US$250 million 5% subordinated notes 2014 (1)	137		151
US$350 million 4.7% subordinated notes 2018 (issued July 2003) (1,4)	195		—

	1,634	*	1,163	*
The Royal Bank of Scotland plc
£125 million subordinated floating rate notes 2005 (5)	125		125
£150 million 8.375% subordinated notes 2007	149		149
DEM500 million (redesignated €255 million) 5.25% subordinated notes 2008	180		165
€300 million 4.875% subordinated notes 2009	211		194
US$150 million floating rate notes 2009 (5)	84		93
£35 million floating rate step-up subordinated notes 2010	35		35
US$350 million floating rate subordinated notes 2012	196		217
€130 million floating rate subordinated notes 2012	92		85
US$500 million floating rate subordinated notes 2012	280		310
£150 million 10.5% subordinated bonds 2013 (6)	149		149
€1,000 million 6.0% fixed rate subordinated notes 2013	700		644
€500 million 6.0% fixed rate subordinated notes 2013	362		334
US$50 million floating rate subordinated notes 2013	28		31
€1,000 million floating rate subordinated notes 2013 (issued October 2003; callable October 2008) (7)	705		—
£250 million 9.625% subordinated bonds 2015	248		247
€750 million 4.875% subordinated notes 2015 (issued April 2003) (8)	529		—
€500 million 4.5% subordinated notes 2016 (issued December 2003; callable January 2011) (9)	351		—
€100 million floating rate subordinated notes 2017	70		65
US$125.6 million floating rate subordinated notes 2020	70		78

RBSG Capital Corporation
US$250 million 10.125% guaranteed capital notes 2004 (1,6)	140		155

National Westminster Bank Plc
US$500 million 9.375% guaranteed capital notes 2003 (10)	—		315
£100 million 12.5% subordinated unsecured loan stock 2004	104		108
US$400 million guaranteed floating rate capital notes 2005	223		246
US$1,000 million 7.375% fixed rate subordinated notes 2009	553		611
US$650 million floating rate subordinated step-up notes 2009 (callable October 2004)	366		404
€600 million 6.0% subordinated notes 2010	419		386
£300 million 8.125% step-up subordinated notes 2011 (callable December 2006)	303		305
€500 million 5.125% subordinated notes 2011	341		309
£300 million 7.875% subordinated notes 2015	309		316
£300 million 6.5% subordinated notes 2021	297		298

Greenwich Capital Holdings, Inc.
US$105 million subordinated loan capital 2004 floating rate notes	59		65

	9,312		7,602

Dated loan capital in issue, by remaining maturity is repayable as follows:
– in one year or less	709		355
– in two years or less but over one year	388		772
– in five years or less but over two years	1,337		865
– in more than five years	6,878		5,610

	9,312		7,602

*	In addition, the company issued 1.25 million subordinated loan notes of €1,000 each in June 2002, 750,000 subordinated loan notes of US$1,000 each in December 2002, 850,000 subordinated loan notes of US$1,000 each in May 2003 and 650,000 subordinated loan notes of US$1,000 each in December 2003 to subsidiaries of the Group. These loan notes are included in the company balance sheet within loan capital but are reclassified as non-equity minority interests on consolidation (see Note 32).

Notes:
(1)	On-lent to The Royal Bank of Scotland plc on a subordinated basis.
(2)	Repayable in five equal annual instalments in May in each of the years 2001 to 2005.
(3)	Net proceeds received US$744 million, £444 million.
(4)	Net proceeds received US$348 million, £208 million.
(5)	Repayable in whole, at the option of The Royal Bank of Scotland plc, prior to maturity, on conditions governing the respective debt obligation, including prior approval of the UKFinancial Services Authority.
(6)	Unconditionally guaranteed by the company.
(7)	Net proceeds received €998 million, £701 million.
(8)	Net proceeds received €749 million, £520 million.
(9)	Net proceeds received €498 million, £350 million.
(10)	Redeemed on maturity in November 2003.
(11)	In the event of certain changes in the tax laws of the UK, all of the dated loan capital issues are redeemable in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior approval of the UK Financial Services Authority.
(12)	Except as stated above, claims in respect of the Group’s dated loan capital are subordinated to the claims of other creditors. None of the Group’s dated loan capital is secured.
(13)	Interest payable on the Group’s floating rate dated issues is at a margin over London interbank rates. Interest on £1,450 million, US$4,000 million and €4,405 million of fixed rate dated issues is swapped into floating rates at a margin over London interbank rates.

Notes on the accounts continued

31  Undated loan capital including convertible debt

2003 £m	2002 £m

The company
US$350 million undated floating rate primary capital notes (callable on any interest payment date) (1,2)	196	217
US$200 million 8.5% exchangeable capital securities, Series A (callable June 2004) (1,3)	112	124
US$50 million undated 7.993% capital securities (callable November 2005) (1)	28	31
US$35 million undated 7.755% capital securities (callable December 2005) (1)	19	22
US$200 million undated 7.375% reset capital securities (callable April 2006) (1)	112	124
US$75 million floating rate perpetual capital securities (callable September 2007) (1)	42	46
US$850 million 5.75% exchangeable capital securities, Series B (issued June 2003; callable June 2008) (4,5)	464	—
US$1,200 million 7.648% perpetual regulatory tier one securities (callable September 2031) (1,6)	666	737

	1,639	1,301
The Royal Bank of Scotland plc
£125 million 9.25% undated subordinated step-up notes (callable April 2006)	125	124
£150 million undated subordinated floating rate step-up notes (callable March 2007)	150	149
FRF1,000 million (redesignated €152 million) 5.875% undated subordinated notes (callable October 2008)	107	99
£175 million 7.375% undated subordinated notes (callable August 2010)	173	173
£350 million 6.25% undated subordinated notes (callable December 2012)	348	348
£500 million 5.125% undated subordinated notes (issued March 2003; callable March 2016) (7)	491	—
£200 million 9.5% undated subordinated bonds (callable August 2018) (8)	198	197
£500 million 6.2% undated subordinated notes (callable March 2022)	497	497
£300 million 5.625% undated subordinated notes (callable September 2026)	298	298
£200 million 5.625% undated subordinated notes (issued June 2003; callable September 2026) (9)	211	—
£400 million 5.625% undated subordinated notes (issued October 2003; callable September 2026) (10)	396	—
£350 million 5.625% undated subordinated notes (callable June 2032)	346	346
£150 million 5.625% undated subordinated notes (callable June 2032)	144	144

National Westminster Bank Plc
US$500 million primary capital floating rate notes, Series A (callable on any interest payment date)	280	310
US$500 million primary capital floating rate notes, Series B (callable on any interest payment date)	280	310
US$500 million primary capital floating rate notes, Series C (callable on any interest payment date)	280	310
US$500 million 7.875% exchangeable capital securities (callable on any interest payment date) (11)	280	308
US$500 million 7.75% reset subordinated notes (callable October 2007)	275	304
€100 million floating rate undated subordinated step-up notes (callable October 2009)	70	65
€400 million 6.625% fixed/floating rate undated subordinated notes (callable October 2009)	280	257
£325 million 7.625% undated subordinated step-up notes (callable January 2010)	330	330
£200 million 7.125% undated subordinated step-up notes (callable October 2022)	203	203
£200 million 11.5% undated subordinated notes (callable December 2022) (12)	285	290

	7,686	6,363

Notes:
(1)	On-lent to The Royal Bank of Scotland plc on a subordinated basis.
(2)	Interest is payable at a rate of 0.25% per annum over an average calculated by reference to six month euro dollar deposits in London for each interest period.
(3)	Redeemable in certain circumstances related to changes in the tax laws of the UK, in whole or in part, at the option of the company on any interest payment date.
Exchangeable, in whole or in part, at the option of the company on any interest payment date, or in certain circumstances related to changes in the tax laws of the UK, in whole but not in part, into the company’s non-cumulative preference shares of US$0.01 each.
(4)	Net proceeds received US$827 million, £497 million.
(5)	Redeemable in certain circumstances related to changes in the tax laws of the UK, in whole but not in part, at the option of the company on any interest payment date.
Exchangeable, in whole or in part, at the option of the company on any interest payment date, or in certain circumstances related to changes in the tax laws of the UK, in whole but not in part, into the company’s non-cumulative preferences shares US$0.01 each.
(6)	Redeemable by the company on or after 30 September 2031 or on any interest payment date thereafter or at any time on the occurrence of certain events, subject to the prior approval of the UK Financial Services Authority.
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
(7)	Net proceeds received £490 million.
(8)	Guaranteed by the company.
(9)	Net proceeds received £211 million.
(10)	Net proceeds received £396 million.
(11)	Exchangeable at the option of the issuer into 20 million 8.75% (gross) non-cumulative preference shares of US$25 each of National Westminster Bank Plc at any time.
(12)	Exchangeable at the option of the issuer into 200 million 8.392% (gross) non-cumulative preference shares of £1 each of National Westminster Bank Plc at any time.
(13)	Except as stated above, claims in respect of the Group’s undated loan capital are subordinated to the claims of other creditors. None of the Group’s undated loan capital is secured.
(14)	Except as stated above, interest payable on Group floating rate undated issues is at a margin over London interbank rates. Interest on £3,775 million, US$1,668 million and €552 million of fixed rate undated issues is swapped into floating rates at a margin over London interbank rates.
(15)	Where the issuer has the ability to redeem the undated loan capital, this is subject to prior approval of the UK Financial Services Authority.

32 Minority interests – non-equity

2003 £m	2002 £m

Non-equity shares issued by NatWest:
Non-cumulative preference shares of US$25 (1)	299	325
Non-cumulative preference shares of £1 (2)	166	166

	465	491
Non-equity shares issued by other subsidiaries:
Non-cumulative trust preferred securities of €1,000 (3)	875	806
Non-cumulative trust preferred securities of US$1,000 (4)	1,245	456
Other non-equity minority interests	139	97

Total	2,724	1,850

Notes:
(1)	The US$250 million non-cumulative preference shares, Series B, of US$25 each carry a gross dividend of 8.75% inclusive of associated tax credit. They are redeemable at the option of NatWest at US$25 per share.
The US$300 million non-cumulative preference shares, Series C, of US$25 each carry a gross dividend of 8.625% inclusive of associated tax credit. They are redeemable at the option of NatWest from 9 April 2002 to 8 April 2008 inclusive, at a premium per share of US$0.90 in 2004 reducing by US$0.30 in each successive year. There is no redemption premium if the date of redemption falls after 8 April 2007.
(2)	The £140 million 9% non-cumulative preference shares, Series A, of £1 each are non-redeemable.
(3)	In June 2002, a wholly-owned subsidiary of the Group, issued 1.25 million Series A non-cumulative trust preferred securities at €1,000 per security. Net proceeds received were €1,237 million, £777 million. These securities have no maturity date and are not redeemable at the option of the holders at any time. The securities may, with the consent of the UK Financial Services Authority (“FSA”), be redeemed, in whole or in part, by the issuer on 30 June 2012 and on any interest payment date thereafter. They may also be redeemed in whole, but not in part, upon the occurrence of certain tax and regulatory events. Interest on the securities is payable annually in arrears at a fixed annual rate of 6.467% until 30 June 2012, and thereafter quarterly in arrears at a rate of 2.1% above three month EURIBOR for the relevant payment period.
(4)	In December 2002, a wholly-owned subsidiary of the Group, issued 750,000 Series B non-cumulative trust preferred securities at US$1,000 per security. Net proceeds received were US$735 million, £465 million. These securities have no maturity date and are not redeemable at the option of the holders at any time. The securities may, with the consent of the FSA, be redeemed, in whole or in part, by the issuer on 31 March 2008 or on any interest payment date thereafter. They may also be redeemed in whole, but not in part, upon the occurrence of certain tax and regulatory events. Interest on the securities is payable quarterly in arrears at a fixed annual rate of 6.8% beginning on 31 March 2003.
In May 2003, a wholly-owned subsidiary of the Group, issued 850,000 Series I non-cumulative trust preferred securities at US$1,000 per security. Net proceeds received were US$841 million, £514 million. These securities have no maturity date and are not redeemable at the option of the holders at any time. The securities may, with the consent of the FSA, be redeemed, in whole or in part, by the issuer on 1 July 2013 or on any interest payment date thereafter. They may also be redeemed in whole, but not in part, upon the occurrence of certain tax and regulatory events. Interest on the securities is payable half yearly in arrears at a fixed annual rate of 4.709% beginning on 31 December 2003.
In December 2003, a wholly-owned subsidiary of the Group, issued 650,000 Series II non-cumulative trust preferred securities at US$1,000 per security. Net proceeds received were US$644 million, £369 million. These securities have no maturity and are not redeemable at the option of the holders at any time. The securities may, with the consent of the FSA, be redeemed, in whole or in part, by the issuer on 3 January 2034 or any interest payment date thereafter. They may also be redeemed in whole, but not in part, upon the occurrence of certain tax and regulatory events. Interest on the securities is paid half yearly in arrears at a fixed annual rate of 6.425% beginning on 31 December 2003.
(5)	Minority interests in the consolidated profit and loss account includes £127 million (2002 – £67 million; 2001 – £50 million) in respect of non-equity interests.

33 Share capital

Allotted, called up and fully paid				Authorised

1 January 2003 £m	Issued during the year £m	Other movement during the year £m	31 December 2003 £m	31 December 2003 £m	31 December 2002 £m

Equity shares
Ordinary shares of 25p	725	15	—	740	1,020	1,020
Non-voting deferred shares of £0.01*	—	—	27	27	323	323

Total equity share capital	725	15	27	767	1,343	1,343

Preference shares and Additional Value Shares
Additional Value Shares of £0.01*	27	—	(27)	—	27	27
Non-cumulative preference shares of US$0.01	1	—	—	1	2	2
Non-cumulative convertible preference shares of US$0.01	—	—	—	—	—	—
Non-cumulative preference shares of €0.01	—	—	—	—	—	—
Non-cumulative convertible preference shares of €0.01	—	—	—	—	—	—
Non-cumulative convertible preference shares of £0.25	—	—	—	—	225	225
Non-cumulative convertible preference shares of £0.01	—	—	—	—	—	—
Cumulative preference shares of £1	1	—	—	1	1	1
Non-cumulative preference shares of £1	—	—	—	—	300	300

Total non-equity share capital	29	—	(27)	2	555	555

Total share capital	754	15	—	769	1,898	1,898

     * In December 2003, the AVS were converted to non-voting deferred shares of £0.01 each.

Notes on the accounts continued

33 Share capital (continued)

	Allotted, called up and fully paid		Authorised

Number of shares – thousands	2003	2002	2003	2002

Equity shares
Ordinary shares of 25p	2,963,335	2,900,861	4,079,375	4,079,375
Non-voting deferred shares of £0.01	2,660,556	—	32,300,000	32,300,000

Additional Value Shares and preference shares
Additional Value Shares of £0.01	—	2,660,556	2,700,000	2,700,000
Non-cumulative preference shares of US$0.01	82,000	106,000	238,500	238,500
Non-cumulative convertible preference shares of US$0.01	1,900	1,900	3,900	3,900
Non-cumulative preference shares of €0.01	—	—	66,000	66,000
Non-cumulative convertible preference shares of €0.01	750	750	3,000	3,000
Non-cumulative convertible preference shares of £0.25	—	—	900,000	900,000
Non-cumulative convertible preference shares of £0.01	200	200	1,000	1,000
Cumulative preference shares of £1	900	900	900	900
Non-cumulative preference shares of £1	—	—	300,000	300,000

Ordinary shares
The following issues of ordinary shares were made during the year to 31 December 2003:

(a)	13.3 million ordinary shares following the exercise of options under the company’s executive, sharesave and option 2000 schemes and a further 6.2 million ordinary shares in respect of the exercise of options under the NatWest executive and sharesave schemes which had been exchanged for options over the company’s shares following the acquisition of NatWest;

(b)	40.1 million ordinary shares in lieu of cash in respect of the final dividend for the year ended 31 December 2002 and the interim dividend for the year ended 31 December 2003; and

(c)	2.9 million ordinary shares under the company’s profit sharing (share ownership) scheme.

The total consideration for ordinary shares issued during the year amounted to £775 million.

During the year to 31 December 2003, options were granted over 14.5 million ordinary shares under the company’s executive, sharesave and option 2000 schemes. At 31 December 2003, options granted under the company’s various schemes, exercisable up to 2013 at prices ranging from 388p to 1841p per share, were outstanding in respect of 69.6 million ordinary shares. In addition, options granted under the NatWest schemes were outstanding in respect of 7.3 million ordinary shares exercisable up to 2009 at prices ranging from 312p to 924p per share. As permitted by UITF 17 ‘Employee share schemes’ applicable to SAYE schemes, no cost has been recognised in respect of sharesave options.

Additional Value Shares
Approximately 2.7 billion Additional Value Shares (“AVS”) with a total nominal value of £27 million were issued to shareholders by way of a bonus issue in July 2000 in connection with the acquisition of NatWest.

A dividend of 15 pence per AVS was paid on 3 December 2001, a second dividend of 30 pence per AVS on 2 December 2002 and a third and final dividend of 55 pence per AVS on 1 December 2003. The AVS were de-listed and in accordance with the terms of issue they were converted to Non-voting deferred shares and transferred to RBS NVDS Nominees Limited.

Preference shares
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

Class of preference share	Series	Number of shares in issue	Redemption date on or after	Redemption price per share

Non-cumulative preference shares of US$0.01	Series D	7 million	14 September 2005	US$25.00
	Series E	8 million	17 October 2006	US$25.00
	Series F	8 million	31 March 2007	US$25.00
	Series G	10 million	31 March 2003	US$25.00
	Series H	12 million	31 March 2004	US$25.00
	Series I	12 million	30 September 2004	US$25.00
	Series J	9 million	31 December 2004	US$25.00
	Series K	16 million	30 June 2006	US$25.00
Non-cumulative convertible preference shares of US$0.01	Series 1	1 million	31 March 2010	US$1,000
	Series 2	0.5 million	31 March 2005	US$1,000
	Series 3	0.4 million	31 December 2005	US$1,000
Non-cumulative convertible preference shares of €0.01	Series 1	0.75 million	31 March 2005	€1,000
Non-cumulative convertible preference shares of £0.01	Series 1	0.2 million	31 December 2010	£1,000

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

On a winding-up or liquidation of the company, the holders of the non-cumulative preference shares will be entitled to receive, out of any surplus assets available for distribution to the company’s shareholders (after payment of arrears of dividends on the cumulative preference shares up to the date of repayment) pari passu with the cumulative preference shares, the non-cumulative sterling preference shares and all other shares of the company ranking pari passu with the non-cumulative preference shares as regards participation in the surplus assets of the company, a liquidation distribution of US$25 per non-cumulative preference share of US$0.01, US$1,000 per non-cumulative convertible preference share of US$0.01, €1,000 per non-cumulative convertible preference share of €0.01 and £1,000 per non-cumulative convertible preference share of £0.01, together with an amount equal to dividends for the then current dividend period accrued to the date of payment, before any distribution or payment may be made to holders of the ordinary shares as regards participation in the surplus assets of the company.

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

Notes on the accounts continued

34 Reserves

2003 The Group £m	2002 The Group £m	2001 The Group £m	2003 The company £m

Share premium account
At 1 January	7,608	7,465	6,530	7,608
Currency translation adjustments	(203)	(283)	58	(203)
Shares issued during the year	760	685	870	760
Preference shares redeemed during the year	—	(268)	—	—
Other movements	10	9	7	10

At 31 December	8,175	7,608	7,465	8,175

Merger reserve
At 1 January	11,455	12,029	12,604	—
Shares issued	—	—	2,007	—
Transfer to profit and loss account	(574)	(574)	(2,582)	—

At 31 December	10,881	11,455	12,029	—

Other reserves
At 1 January	387	212	191	156
Redemption of preference shares	—	150	—	—
Transfer of increase in value of long-term life assurance business	32	25	17	—
Other movements	—	—	4	—

At 31 December	419	387	212	156

Revaluation reserve
At 1 January	80	113	40	6,001
Revaluation of interests in subsidiary undertakings	—	—	—	10,856
Revaluation of premises	(69)	(33)	72	—
Transfer (to)/from profit and loss account	(4)	—	1	—

At 31 December	7	80	113	16,857

Profit and loss account
At 1 January	6,768	5,956	2,786	3,547
Currency translation adjustments and other movements	33	27	(14)	—
Retention for the year	825	704	783	(595)
Employee share option payments	—	(136)	(163)	—
Redemption of preference shares	(364)	(332)	—	(364)
Goodwill previously written off	40	—	—	—
Transfer from merger reserve	574	574	2,582	—
Transfer of increase in value of long-term life assurance business	(32)	(25)	(17)	—
Transfer from/(to) revaluation reserve	4	—	(1)	—

At 31 December	7,848	6,768	5,956	2,588

The cumulative goodwill arising on acquisitions of subsidiary and associated undertakings which are still part of the Group and written off directly against profit and loss account reserves of the Group amounted to £1,133 million at 31 December 2003.

Exchange gains of £604 million (2002 – £281 million) arising on foreign currency borrowings have been offset in the Group’s profit and loss account reserves against differences on retranslating the net investment in overseas subsidiary and associated undertakings financed by these borrowings.

The tax effect of gains and losses taken directly to reserves was nil (2002 – £7 million charge).

Included in the closing balances of the Group’s revaluation reserves and profit and loss account at 31 December 2003 are cumulative net gains of £90 million (2002 – £55 million) relating to the retranslation of opening net assets of subsidiary and associated undertakings offset by foreign currency borrowing.

At 31 December 2003, 790,019 (2002 – 919,255) ordinary shares of 25p each of the company were held by the 1992 Employee Share Trust in respect of options under the executive option scheme and awards under the restricted share scheme. Included in ‘Other assets’ is an amount which reflects the exercise price of the options that the shares are expected to be used to satisfy.

Non-equity shareholders’ funds:

	2003 £m	2002 £m

Non-cumulative preference shares of US$0.01	1,140	1,628
Non-cumulative convertible preference shares of US$0.01	1,058	1,169
Non-cumulative convertible preference shares of €0.01	528	486
Non-cumulative convertible preference shares of £0.01	196	196
Cumulative preference shares of £1	1	1

Total preference shares	2,923	3,480
Additional Value Shares of £0.01	—	27

	2,923	3,507

35 Lease commitments
The annual rental commitments of the Group under non-cancellable operating leases were as follows:

	2003		2002

	Premises £m	Equipment £m	Premises £m	Equipment £m

Expiring within one year	7	6	7	4
Expiring between one and five years	39	9	39	13
Expiring after five years	200	1	184	—

	246	16	230	17

36 Analysis of total assets and liabilities

		2003 £m	2002 £m

Assets:	denominated in sterling	233,570	220,259
	denominated in currencies other than sterling	221,705	191,741

		455,275	412,000

Liabilities:	denominated in sterling	234,284	216,013
	denominated in currencies other than sterling	220,991	195,987

		455,275	412,000

37 Collateral given and received under repurchase transactions
The Group enters into securities repurchase agreements and securities lending transactions under which it receives or transfers cash or securities as collateral in accordance with normal market practice. Securities transferred under repurchase transactions included within securities on the balance sheet as follows:

	2003 £m	2002 £m

Treasury and other eligible bills	761	1,820
Debt securities	24,231	23,299

	24,992	25,119

Of the above securities, £25.0 billion (2002 – £25.1 billion) could be resold or repledged by the holder. Securities received as collateral under reverse repurchase agreements amounted to £57.7 billion (2002 – £46.1 billion), of which £53.6 billion (2002 – £39.3 billion) had been resold or repledged as collateral for the Group’s own transactions.

Notes on the accounts continued

38 Assets charged as security for liabilities

Assets charged as security for liabilities	2003 £m	2002 £m

Loans and advances to customers	1,196	852
Debt securities	2,628	4,017
Tangible fixed assets	1,162	1,010
Other	126	599

	5,112	6,478

Included above are assets pledged with overseas government agencies and banks, and margin deposits placed with exchanges.

Liabilities secured by charges on assets	2003 £m	2002 £m

Deposits by banks	3,000	2,778
Customer accounts	92	2,233
Debt securities in issue	1,550	591

	4,642	5,602

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

	Within one year £m	One to two years £m	Two to five years £m	Over five years £m	2003 Total £m	Within one year £m	One to two years £m	Two to five years £m	Over five years £m	2002 Total £m

Before netting:
Exchange rate contracts	22,315	2,245	2,028	1,575	28,163	14,531	947	1,244	540	17,262
Interest rate contracts	8,440	7,401	17,462	21,671	54,974	9,037	8,590	20,420	26,036	64,083
Credit derivatives	11	7	85	169	272	2	62	76	237	377
Equity and commodity contracts	102	590	319	9	1,020	102	58	635	15	810

	30,868	10,243	19,894	23,424	84,429	23,672	9,657	22,375	26,828	82,532

Banks and investment firms					70,421					69,416
Others					14,008					13,116

					84,429					82,532

At 31 December 2003, the potential credit risk exposure, which is after netting and allowing for collateral received, of the Group’s trading and non-trading derivatives, was £5,405 million (2002 – £5,428 million) to banks and investment firms and £5,985 million (2002 – £5,482 million) to other counterparties.

Exchange traded contracts are excluded from the above table. Such contracts generally involve lower credit risk than OTC contracts as they are cleared through exchanges that require margin from participants and the daily settlement of gains and losses.

Trading derivatives
The following table shows the fair values of instruments in the derivatives trading portfolio:

	2003 End of period fair value		2002 End of period fair value

	Assets £m	Liabilities £m	Assets £m	Liabilities £m

Exchange rate contracts:
Spot, forwards and futures	18,299	20,325	12,102	12,572
Currency swaps	5,183	4,944	2,633	3,596
Options purchased	4,620	—	2,482	—
Options written	—	4,295	—	2,457

	28,102	29,564	17,217	18,625

Interest rate contracts:
Interest rate swaps	50,838	50,744	59,079	59,776
Options purchased	2,799	—	3,332	—
Options written	—	2,829	—	3,341
Futures and forwards	629	639	1,284	1,164

	54,266	54,212	63,695	64,281

Credit derivatives	273	155	377	139

Equity and commodity contracts	924	720	733	496

	83,565	84,651	82,022	83,541
Netting	(69,478)	(69,478)	(68,812)	(68,812)

	14,087	15,173	13,210	14,729

Average fair values (before netting):
Exchange rate contracts	18,967	19,619	13,565	14,581
Interest rate contracts	65,676	65,977	41,982	42,559
Credit derivatives	365	133	273	134
Equity and commodity contracts	877	624	545	483

	85,885	86,353	56,365	57,757

Gains and losses on exchange traded contracts subject to daily margining requirements are settled daily. The fair value of such contracts included above reflects the last day’s variation margin.

Notes on the accounts continued

39 Derivatives (continued)
The following table analyses, by maturity and contract type, the notional principal amounts of the Group’s trading derivatives:

	Within one year £bn	One to two years £bn	Two to five years £bn	Over five years £bn	2003 Total £bn	Within one year £bn	One to two years £bn	Two to five years £bn	Over five years £bn	2002 Total £bn

Exchange rate contracts:
Spot, forwards and futures	616.8	24.9	7.2	0.2	649.1	504.5	26.8	4.5	0.2	536.0
Currency swaps	43.5	26.0	43.4	33.3	146.2	46.8	19.8	34.2	22.7	123.5
Options purchased	156.1	10.5	4.1	1.0	171.7	114.9	3.5	1.2	—	119.6
Options written	164.7	8.5	3.4	1.1	177.7	114.0	4.6	1.1	0.2	119.9

	981.1	69.9	58.1	35.6	1,144.7	780.2	54.7	41.0	23.1	899.0

Interest rate contracts:
Interest rate swaps	1,555.8	675.6	960.8	630.1	3,822.3	1,115.5	537.3	662.3	485.2	2,800.3
Options purchased	91.1	34.2	49.3	50.4	225.0	69.5	21.6	46.9	38.9	176.9
Options written	48.0	36.6	47.0	48.5	180.1	51.9	26.8	43.4	38.8	160.9
Futures and forwards	865.3	159.3	55.3	0.5	1,080.4	606.4	116.0	39.4	0.5	762.3

	2,560.2	905.7	1,112.4	729.5	5,307.8	1,843.3	701.7	792.0	563.4	3,900.4

Credit derivatives	7.1	1.7	11.9	7.8	28.5	3.2	6.0	4.7	8.1	22.0

Equity and commodity contracts	20.4	5.3	8.2	0.2	34.1	12.9	6.7	3.7	0.2	23.5

Non-trading derivatives
The Group establishes non-trading derivatives positions externally with third parties and also internally. It should be noted that the following tables include the components of the internal hedging programme that transfers risks to the trading portfolios in the Group or to external third party participants in the derivatives markets.

The following table summarises the fair values and book values of derivatives held for non-trading activities and includes internal trades:

	2003 Fair value		2003 Book value		2002 Fair value		2002 Book value

	Positive £m	Negative £m	Positive £m	Negative £m	Positive £m	Negative £m	Positive £m	Negative £m

Exchange rate contracts:
Spot, forwards and futures	101	464	94	460	25	135	16	125
Currency swaps and options	304	210	224	135	199	107	111	76

	405	674	318	595	224	242	127	201

Interest rate contracts:
Interest rate swaps	2,541	2,247	608	683	2,983	2,504	675	587
Futures, forwards and options	62	416	1	2	14	74	—	—

	2,603	2,663	609	685	2,997	2,578	675	587

Credit derivatives	3	6	—	—	—	4	—	—

Equity and commodity contracts	118	52	78	22	86	141	77	9

Total	3,129	3,395	1,005	1,302	3,307	2,965	879	797

The following table analyses, by maturity and contract type, the notional principal amounts of the Group’s non-trading derivatives (third party and internal):

	Within one year £bn	One to two years £bn	Two to five years £bn	Over five years £bn	2003 Total £bn	Within one year £bn	One to two years £bn	Two to five years £bn	Over five years £bn	2002 Total £bn

Exchange rate contracts:
Spot, forwards and futures	19.4	—	0.2	0.1	19.7	8.8	—	—	—	8.8
Currency swaps and options	3.2	1.0	0.7	1.9	6.8	2.1	0.2	1.3	1.7	5.3

	22.6	1.0	0.9	2.0	26.5	10.9	0.2	1.3	1.7	14.1

Interest rate contracts:
Interest rate swaps	34.4	15.1	33.5	43.7	126.7	32.0	16.6	27.3	33.4	109.3
Futures, forwards and options	0.4	0.1	3.3	4.6	8.4	0.9	0.2	0.7	1.1	2.9

	34.8	15.2	36.8	48.3	135.1	32.9	16.8	28.0	34.5	112.2

Credit derivatives	—	0.5	0.2	0.3	1.0	—	0.1	1.4	—	1.5

Equity and commodity contracts	0.3	0.5	0.7	0.2	1.7	0.6	0.2	1.1	0.3	2.2

40 Financial instruments

The Group’s objectives and policies in managing the risks that arise in connection with the use of financial instruments are set out in the Operating and financial review under ‘Market risk’, ‘Currency risk’ and ‘Equity risk’.

Interest rate sensitivity gap

The tables below summarise the Group’s interest rate sensitivity gap for its non-trading book at 31 December 2003 and 31 December 2002. The tables show the contractual repricing for each category of asset, liability and for off-balance sheet items. A liability (or negative) gap position exists when liabilities reprice more quickly or in greater proportion than assets during a given period and tends to benefit net interest income in a declining interest rate environment. An asset (or positive) gap position exists when assets reprice more quickly or in greater proportion than liabilities during a given period and tends to benefit net interest income in a rising interest rate environment. Contractual repricing terms do not reflect the potential impact of early repayment or withdrawal. Positions may not be reflective of those in subsequent periods. Major changes in positions can be made promptly as market outlooks change. In addition, significant variations in interest rate sensitivity may exist within the re-pricing periods presented and among the currencies in which the Group has interest rate positions.

2003	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non-interest bearing funds £m	Banking book total £m	Trading book total £m	Total £m

Assets
Loans and advances to banks	11,149	3,780	5,188	122	32	1,087	21,358	30,533	51,891
Loans and advances to customers	155,920	11,832	7,763	27,992	18,463	1,486	223,456	29,075	252,531
Treasury bills and debt securities	18,906	2,594	4,835	5,525	11,175	2,316	45,351	39,444	84,795
Other assets	—	—	—	—	—	47,430	47,430	18,628	66,058

Total assets	185,975	18,206	17,786	33,639	29,670	52,319	337,595	117,680	455,275

Liabilities
Deposits by banks	37,670	1,178	408	308	414	1,083	41,061	26,262	67,323
Customer accounts	172,563	4,110	2,360	3,352	400	28,140	210,925	26,038	236,963
Debt securities in issue	27,254	2,567	4,428	4,804	846	—	39,899	1,117	41,016
Subordinated liabilities	3,583	601	104	1,762	10,889	—	16,939	59	16,998
Other liabilities	5	5	9	37	126	26,893	27,075	37,801	64,876
Shareholders’ funds	—	—	—	—	—	27,018	27,018	1,081	28,099
Internal funding of trading book	(22,447)	(1,060)	(1,239)	(379)	(197)	—	(25,322)	25,322	—

Total liabilities	218,628	7,401	6,070	9,884	12,478	83,134	337,595	117,680	455,275

Off-balance sheet items	(7,943)	(1,122)	3,597	964	4,504	—

Interest rate sensitivity gap	(40,596)	9,683	15,313	24,719	21,696	(30,815)

Cumulative interest rate sensitivity gap	(40,596)	(30,913)	(15,600)	9,119	30,815

Notes on the accounts continued

40 Financial instruments (continued)

2002	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non-interest bearing funds £m	Banking book total £m	Trading book total £m	Total £m

Assets
Loans and advances to banks	14,208	4,572	2,569	2	26	482	21,859	22,437	44,296
Loans and advances to customers	139,822	12,547	9,134	25,023	10,228	1,064	197,818	25,506	223,324
Treasury bills and debt securities	23,498	4,529	3,693	6,639	5,130	—	43,489	35,012	78,501
Other assets	—	—	—	—	—	48,322	48,322	17,557	65,879

Total assets	177,528	21,648	15,396	31,664	15,384	49,868	311,488	100,512	412,000

Liabilities
Deposits by banks	31,189	731	623	177	459	1,295	34,474	20,246	54,720
Customer accounts	158,253	3,747	2,146	3,232	373	27,919	195,670	23,491	219,161
Debt securities in issue	27,462	1,030	1,307	3,615	513	—	33,927	11	33,938
Subordinated liabilities	2,688	528	623	1,446	8,615	—	13,900	65	13,965
Other liabilities	3	11	15	14	128	27,418	27,589	35,575	63,164
Shareholders’ funds	—	—	—	—	—	26,182	26,182	870	27,052
Internal funding of
trading business	(19,634)	—	(620)	—	—	—	(20,254)	20,254	—

Total liabilities	199,961	6,047	4,094	8,484	10,088	82,814	311,488	100,512	412,000

Off-balance sheet items	(1,762)	(3,141)	(1,946)	3,708	3,141	—

Interest rate sensitivity gap	(24,195)	12,460	9,356	26,888	8,437	(32,946)

Cumulative interest rate
sensitivity gap	(24,195)	(11,735)	(2,379)	24,509	32,946

Currency risk

The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investment in overseas subsidiary and associated undertakings and their related funding.

The Group’s structural currency exposures were as follows:

Functional currency of net investment	Net investments in overseas operations £m	Foreign currency borrowings hedging net investments £m	2003 Structural foreign currency exposures £m	Net investments in overseas operations £m	Foreign currency borrowings hedging net investments £m	2002 Structural foreign currency exposures £m

US dollar	5,329	5,198	131	5,190	5,107	83
Euro	1,422	826	596	1,019	558	461
Swiss franc	357	357	—	306	295	11
Other non-sterling	118	114	4	35	30	5

Total	7,226	6,495	731	6,550	5,990	560

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

The following table analyses the VaR for the Group’s trading portfolios by type of market risk exposure at the period end and as an average for the period and the maximum and minimum for the period:

		Year ended 31 December 2003				Year ended 31 December 2002
	31 December 2003 £m				31 December 2002 £m
		Maximum £m	Minimum £m	Average £m		Maximum £m	Minimum £m	Average £m

Interest rate	7.4	14.5	5.7	9.4	8.4	11.6	6.0	9.0
Currency	0.8	2.5	0.7	1.3	1.2	2.5	0.4	1.2
Equity	0.4	1.4	0.2	0.5	0.6	1.0	0.2	0.5
Diversification effects	(1.2)				(1.8)

Total	7.4	14.2	5.6	9.4	8.4	11.8	5.6	9.1

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

Trading business	Note	2003 Carrying amount £m	2003 Fair value £m	2002 Carrying amount £m	2002 Fair value £m

Assets
Treasury bills and other eligible bills	(1)	1,869	1,869	6,890	6,890
Loans and advances to banks and customers	(1)	59,608	59,608	47,943	47,943
Debt securities	(1)	37,575	37,575	28,122	28,122
Equity shares	(1)	428	428	37	37
Derivatives	(2)	14,087	14,087	13,210	13,210

Liabilities
Deposits by banks and customer accounts	(3)	52,300	52,300	43,737	43,737
Debt securities in issue	(1)	1,117	1,117	11	11
Short positions in securities	(1)	19,128	19,128	16,381	16,381
Subordinated loan capital	(1)	59	59	65	65
Derivatives	(2)	15,173	15,173	14,729	14,729

Banking business	Note	2003 Carrying amount £m	2003 Fair value £m	2002 Carrying amount £m	2002 Fair value £m

Assets
Cash and balances at central banks	(1)	3,822	3,822	3,481	3,481
Items in the course of collection from other banks	(1)	2,501	2,501	2,741	2,741
Treasury bills and other eligible bills	(1)	2,977	2,977	4,569	4,569
Loans and advances to banks and customers	(4)	244,814	246,244	219,677	221,883
Debt securities	(5)	42,374	42,195	38,920	39,288
Equity shares	(5)	1,872	2,289	1,849	1,765
Derivatives – net	(2)			82	342

Liabilities
Items in the course of transmission to other banks	(1)	958	958	1,258	1,258
Deposits by banks and customer accounts	(3)	251,986	252,360	230,144	230,266
Debt securities in issue	(6)	39,899	39,897	33,927	33,941
Subordinated loan capital	(7)	16,939	17,522	13,900	14,890
Non-equity minority interests	(7)	2,724	2,867	1,850	1,984
Non-equity shareholders’ funds	(7)	2,923	3,245	3,507	5,277
Derivatives – net	(7)	297	266

Notes:
(1)	Financial assets and financial liabilities carried at fair value or where carrying value approximates to fair value because they are of short maturity or repricing date.
(2)	Fair values of derivatives are determined by market prices where available. Otherwise fair value is based on current market information using appropriate valuation models.
(3)	The fair value of deposits repayable on demand is equal to their carrying value. The fair values of term deposits and time certificates of deposit are estimated by discounting expected future cash flows using rates currently offered for deposits of similar remaining maturities.
(4)	For loans which reprice frequently or are linked to the Group’s base rate, and for which there has been no significant change in credit risk since inception, carrying value represents a reasonable estimate of fair value. For other loans, fair values are estimated by discounting expected future cash flows, using current interest rates appropriate to the type of loan, and making adjustments for credit risk.
(5)	Fair values of marketable securities are based on quoted market prices. Where these are unavailable, fair value is estimated using other valuation techniques.
(6)	The fair value of short-term debt securities in issue is approximately equal to their carrying value. The fair value of other debt securities in issue is based on quoted market prices where available, or where these are unavailable, is estimated using other valuation techniques.
(7)	The fair value of loan capital, non-equity minority interests and preference shares is based on quoted market prices where available. For unquoted loan capital, fair value has been estimated using other valuation techniques.
(8)	Fair values are not given for financial commitments and contingent liabilities. The diversity of the fee structures, the lack of an established market and the difficulty of separating the value of the instruments from the value of the overall relationship involve such uncertainty that it is not meaningful to provide an estimate of their fair value. (The principal amounts of these instruments are given in Note 41).

Notes on the accounts continued

40 Financial instruments (continued)

Hedges

Derivatives and debt securities held for hedging purposes are accounted for in accordance with the treatment of the hedged transaction. As a result, any gains or losses on the hedging instrument arising from changes in fair values are not recognised in the profit and loss account immediately but are accounted for in the same manner as the hedged item.

	2003 Unrecognised gains and losses £m	2003 Deferred gains and losses £m	2002 Unrecognised gains and losses £m	2002 Deferred gains and losses £m

At 1 January – gains	2,535	285	1,201	148
At 1 January – losses	(2,275)	(44)	(1,329)	(64)

	260	241	(128)	84
Recognised gains that arose in previous periods	(659)	(72)	(307)	(35)
Recognised losses that arose in previous periods	636	12	322	22
Unrecognised gains and losses arising in the year	(208)	—	585	—
Unrecognised gains and losses deferred in the year	2	(2)	(212)	212
Unrecognised gains and losses deferred and taken to profit and loss in the year	—	—	—	(42)

At 31 December	31	179	260	241

Of which – gains	2,236	213	2,535	285
Of which – losses	(2,205)	(34)	(2,275)	(44)

	31	179	260	241

Gains expected to be recognised in the year to 31 December 2004
(year to 31 December 2003)	532	66	601	72
Gains expected to be recognised in the year to 31 December 2005 or later
(year to 31 December 2004 or later)	1,704	147	1,934	213

	2,236	213	2,535	285

Losses expected to be recognised in the year to 31 December 2004
(year to 31 December 2003)	(371)	(5)	(541)	(12)
Losses expected to be recognised in the year to 31 December 2005 or later
(year to 31 December 2004 or later)	(1,834)	(29)	(1,734)	(32)

	(2,205)	(34)	(2,275)	(44)

During the year to 31 December 2003, gains of £58 million (2002 – £33 million) and losses of £95 million (2002 – £16 million) arising in previous periods were taken directly to the profit and loss account on financial instruments no longer accounted for as hedges.

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

	2003 £m	2002 £m

Contingent liabilities:
Acceptances and endorsements	595	2,407
Guarantees and assets pledged as collateral security	8,787	5,200
Other contingent liabilities	5,482	7,981

	14,864	15,588

Commitments:
Documentary credits and other short-term trade related transactions	605	655
Undrawn formal standby facilities, credit lines and other commitments to lend
– less than one year	85,424	87,645
– one year and over	51,827	39,784
Other commitments	1,837	508

	139,693	128,592

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

Notes on the accounts continued

41 Memorandum items (continued)
Litigation

In December 2003, members of the Group were joined as defendants in a number of legal actions in the United States following the collapse of Enron. Collectively, the claims are, to a substantial degree, unquantified and in each case they are made against large numbers of defendants. The Group intends to defend these claims vigorously. The US Courts dealing with the main Enron actions have ordered that the Group join the non-binding, multi-party mediation which commenced in late 2003. Based on current knowledge including applicable defences and given the unquantified nature of these claims, the directors are unable at this stage to predict with certainty the eventual loss, if any, in these matters. The Group continues to co-operate fully with the appropriate authorities.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The directors of the company have reviewed the actual, threatened and known potential claims and proceedings and, after consulting with the Group’s legal advisers are satisfied that the outcome of these claims and proceedings will not have a material adverse effect on the Group’s consolidated net assets, results of operations or cash flows.

42 Acquisitions
The Group made a number of acquisitions during the year, all of which were accounted for using acquisition accounting principles. The most significant of these was Churchill Insurance Group PLC which was acquired by the company in September 2003 for a consideration of £1.1 billion.

The provisional fair values of the assets and liabilities of all acquisitions made during the year and the consideration paid are shown in the table below:

At respective dates of acquisition	Book value of net assets acquired £m	Fair value adjustments £m	Fair value to the Group £m

Cash and balances at central banks	153	4	157
Treasury and other eligible bills	13	—	13
Loans and advances to banks	622	—	622
Loans and advances to customers	3,326	(11)	3,315
Debt securities	1,921	(3)	1,918
Equity shares	5	(3)	2
Interest in associates	21	—	21
Intangible fixed assets	52	(52)	—
Tangible fixed assets	603	(7)	596
Other assets	1,144	(61)	1,083
Prepayments and accrued income	616	(35)	581

Deposits by banks	(1,416)	—	(1,416)
Customer accounts	(2,446)	(7)	(2,453)
Other liabilities	(537)	80	(457)
Accruals and deferred income	(2,801)	(300)	(3,101)
Deferred tax provisions	(34)	—	(34)
Other provisions	(9)	—	(9)
Minority interest – non-equity	(16)	—	(16)

Net assets acquired	1,217	(395)	822

Goodwill			1,456

Total consideration			2,278

Satisfied by:
Payment of cash			2,228
Loan notes			26
Fees and expenses relating to the acquisition			24

			2,278

Fair value adjustments reflect the restatement of balances to their estimated fair values at the date of acquisition, and the related tax effect.

43 Reconciliation of operating profit to net cash inflow from operating activities

	2003 £m	2002 £m	2001 £m

Operating profit	6,159	4,763	4,252
(Increase)/decrease in prepayments and accrued income	(490)	(657)	486
Interest on subordinated liabilities	551	659	674
Increase in accruals and deferred income	1,456	856	490
Amortisation of and provisions against investment securities	60	99	39
Provisions for bad and doubtful debts	1,461	1,286	984
Loans and advances written off net of recoveries	(1,447)	(973)	(755)
Profit on sale of tangible fixed assets	(30)	(32)	(55)
Profit on sale of subsidiaries and associates	(63)	(13)	—
(Profit)/loss from associated undertakings	(12)	(2)	6
Profit on sale of investment securities	(172)	(85)	(48)
Provisions for liabilities and charges	47	50	67
Provisions utilised	(101)	(57)	(37)
Depreciation and amortisation of tangible and intangible fixed assets	1,682	1,626	1,532
Increase in value of long-term assurance business	(73)	(61)	(55)

Net cash inflow from trading activities	9,028	7,459	7,580
Decrease/(increase) in items in the course of collection	240	547	(327)
Decrease/(increase) in treasury and other eligible bills	6,626	(1,323)	(6,796)
Decrease/(increase) in loans and advances to banks	2,797	(2,756)	(4,785)
Increase in loans and advances to customers	(26,140)	(32,670)	(18,038)
(Increase)/decrease in securities	(9,871)	1,799	760
(Increase)/decrease in other assets	(886)	(1,087)	860
(Decrease)/increase in items in the course of transmission	(300)	(851)	402
Increase in deposits by banks	11,188	14,512	4,604
Increase in customer accounts	15,669	19,383	11,584
Increase in debt securities in issue	7,078	3,269	11,262
(Decrease)/increase in other liabilities	(168)	3,817	(3,560)
Increase in settlement balances and short positions	3,202	482	3,644
Effect of other accruals/deferrals and other non-cash movements	1,245	1,156	97

Net cash inflow from operating activities	19,708	13,737	7,287

44 Analysis of the net outflow of cash in respect of the purchase of businesses and subsidiary undertakings

	2003 £m	2002 £m	2001 £m

Cash consideration paid	(2,252)	(415)	(1,770)
Cash acquired	504	107	156

Net outflow of cash	(1,748)	(308)	(1,614)

Notes on the accounts continued

45 Sale of subsidiary and associated undertakings

	2003 £m	2002 £m	2001 £m

Net assets disposed of	66	13	8
Goodwill written back	40	—	—
Goodwill sold	10	3	—
Profit on disposal	63	13	—

Net inflow of cash in respect of disposals (net of expenses)	179	29	8

46 Analysis of changes in financing during the year

	Share capital (including share premium)			Loan capital

	2003 £m	2002 £m	2001 £m	2003 £m	2002 £m	2001 £m

At 1 January	8,362	8,358	7,378	13,965	12,530	10,436
Currency translation adjustments	(203)	(283)	58	(448)	(520)	82
Net cash (outflow)/inflow from financing	(180)	(515)	2,412	3,481	1,955	2,012
Amount credited to merger reserve	—	—	(2,007)	—	—	—
Other non-cash movements	965	802	517	—	—	—

At 31 December	8,944	8,362	8,358	16,998	13,965	12,530

47 Analysis of cash

	2003 £m	2002 £m	2001 £m

Cash and balances at central banks	3,822	3,481	3,093
Loans and advances to banks repayable on demand	17,115	6,792	3,934

Cash	20,937	10,273	7,027

Certain subsidiary undertakings are required to maintain balances with the Bank of England which, at 31 December 2003, amounted to £231 million (2002 – £211 million). Certain subsidiary undertakings are required by law to maintain reserve balances with the Federal Reserve Bank in the US. Such reserve balances amounted to US$190 million at 31 December 2003 (2002 – US$205 million).

48 Analysis of changes in cash during the year

	2003 £m	2002 £m	2001 £m

At 1 January	10,273	7,027	10,627
Net cash inflow/(outflow)	10,664	3,246	(3,600)

At 31 December	20,937	10,273	7,027

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

The prior year data in the tables below have been restated to reflect the transfer in 2003 of certain activities from Corporate Banking and Financial Markets and Wealth Management to Manufacturing.

a) Classes of business

2003	Net interest income £m	Non-interest income £m	Total income £m	Operating expenses and other operating charges £m	Provisions* £m	Profit/ (loss) on ordinary activities before tax £m

Corporate Banking and Financial Markets	2,324	4,373	6,697	(2,322)	(755)	3,620
Retail Banking	2,951	1,452	4,403	(1,004)	(273)	3,126
Retail Direct	849	986	1,835	(665)	(297)	873
Manufacturing	—	—	—	(1,875)	—	(1,875)
Wealth Management	465	414	879	(432)	(9)	438
RBS Insurance	232	3,013	3,245	(2,777)	—	468
Ulster Bank	396	185	581	(276)	(32)	273
Citizens	1,310	514	1,824	(879)	(88)	857
Central items	(226)	(9)	(235)	(354)	(40)	(629)

Profit before goodwill amortisation and integration costs	8,301	10,928	19,229	(10,584)	(1,494)	7,151
Goodwill amortisation	—	—	—	(763)	—	(763)
Integration costs	—	—	—	(229)	—	(229)

Profit on ordinary activities before tax	8,301	10,928	19,229	(11,576)	(1,494)	6,159

2002

Corporate Banking and Financial Markets	2,349	3,703	6,052	(2,066)	(725)	3,261
Retail Banking	2,840	1,353	4,193	(961)	(213)	3,019
Retail Direct	749	841	1,590	(608)	(281)	701
Manufacturing	—	—	—	(1,762)	—	(1,762)
Wealth Management	460	447	907	(464)	11	454
RBS Insurance	158	1,981	2,139	(1,784)	—	355
Ulster Bank	339	181	520	(254)	(22)	244
Citizens	1,248	468	1,716	(855)	(95)	766
Central items	(294)	(8)	(302)	(265)	(20)	(587)

Profit before goodwill amortisation and integration costs	7,849	8,966	16,815	(9,019)	(1,345)	6,451
Goodwill amortisation	—	—	—	(731)	—	(731)
Integration costs	—	—	—	(957)	—	(957)

Profit on ordinary activities before tax	7,849	8,966	16,815	(10,707)	(1,345)	4,763

2001

Corporate Banking and Financial Markets	2,138	3,319	5,457	(1,875)	(502)	3,080
Retail Banking	2,622	1,277	3,899	(928)	(164)	2,807
Retail Direct	674	696	1,370	(564)	(255)	551
Manufacturing	—	—	—	(1,646)	—	(1,646)
Wealth Management	464	469	933	(457)	5	481
RBS Insurance	129	1,414	1,543	(1,282)	—	261
Ulster Bank	313	170	483	(239)	(15)	229
Citizens	814	306	1,120	(550)	(69)	501
Central items	(308)	61	(247)	(248)	9	(486)

Profit before goodwill amortisation and integration costs	6,846	7,712	14,558	(7,789)	(991)	5,778
Goodwill amortisation	—	—	—	(651)	—	(651)
Integration costs	—	—	—	(875)	—	(875)

Profit on ordinary activities before tax	6,846	7,712	14,558	(9,315)	(991)	4,252

* Comprises provisions for bad and doubtful debts and amounts written off fixed asset investments.

Notes on the accounts continued

49 Segmental analysis (continued)

	Total assets		Total assets

	2003 £m	2002 £m	2003 £m	2002 £m

Corporate Banking and Financial Markets	268,523	245,225	11,728	10,434
Retail Banking	67,340	66,501	3,745	3,418
Retail Direct	21,905	19,440	1,236	1,072
Manufacturing	4,259	3,929	194	193
Wealth Management	15,231	13,441	671	615
RBS Insurance	10,124	4,410	1,373	912
Ulster Bank	15,560	12,713	1,078	976
Citizens	42,976	37,858	4,417	3,510
Central items	9,357	8,483	3,657	5,922

	455,275	412,000	28,099	27,052

Segmental analysis of goodwill is as follows:

	CBFM £m	Retail Direct £m	Wealth Management £m	RBS Insurance £m	Citizens £m	Centre £m	Total £m

Cost:
At 1 January 2003	130	60	8	221	2,547	11,629	14,595
Currency translation and other adjustments	—	—	1	—	(284)	—	(283)
Arising on acquisitions during the year	61	54	144	792	405	—	1,456
Disposals	—	—	—	(2)	—	(8)	(10)

At 31 December 2003	191	114	153	1,011	2,668	11,621	15,758

Amortisation:
At 1 January 2003	4	2	—	41	226	1,625	1,898
Currency translation and other adjustments	—	—	—	—	(34)	—	(34)
Charge for the year	10	4	1	28	139	581	763

At 31 December 2003	14	6	1	69	331	2,206	2,627

Net book value:
At 31 December 2003	177	108	152	942	2,337	9,415	13,131

At 31 December 2002	126	58	8	180	2,321	10,004	12,697

(b) Geographical segments
The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

2003	UK £m	USA £m	Europe £m	Rest of the World £m	Total £m

Interest receivable	10,780	2,142	942	134	13,998
Dividend income	33	7	18	—	58
Fees and commissions receivable	4,725	622	323	85	5,755
Dealing profits	1,004	717	39	33	1,793
Other operating income	1,384	82	132	—	1,598
General insurance premium income (net of reinsurance)	2,919	—	142	—	3,061

Gross income	20,845	3,570	1,596	252	26,263

Profit on ordinary activities before tax	4,529	1,157	327	146	6,159

Total assets	315,426	102,448	27,411	9,990	455,275

Net assets	20,595	5,389	2,110	5	28,099

2002	UK £m	USA £m	Europe £m	Rest of the World £m	Total £m

Interest receivable	10,372	2,240	837	112	13,561
Dividend income	32	10	16	—	58
Fees and commissions receivable	4,434	601	251	22	5,308
Dealing profits	736	649	42	35	1,462
Other operating income	1,156	28	33	(8)	1,209
General insurance premium income (net of reinsurance)	1,815	—	79	—	1,894

Gross income	18,545	3,528	1,258	161	23,492

Profit/(loss) on ordinary activities before tax	3,840	620	337	(34)	4,763

Total assets	280,390	102,582	25,354	3,674	412,000

Net assets	21,038	4,086	1,928	—	27,052

2001

Interest receivable	11,360	1,816	973	272	14,421
Dividend income	28	9	17	—	54
Fees and commissions receivable	4,079	412	238	6	4,735
Dealing profits	816	532	45	33	1,426
Other operating income	1,039	6	14	(7)	1,052
General insurance premium income (net of reinsurance)	1,364	—	11	—	1,375

Gross income	18,686	2,775	1,298	304	23,063

Profit/(loss) on ordinary activities before tax	3,270	628	426	(72)	4,252

Total assets	243,382	99,082	19,226	7,169	368,859

Net assets	21,392	4,170	1,106	—	26,668

50 Directors’ remuneration

	2003 £000	2002 £000

Non-executive directors – emoluments	759	716
Chairman and executive directors – emoluments	7,945	12,286
Chairman and executive directors – contributions and allowances in respect of defined
contribution pension schemes	164	153

	8,868	13,155
Chairman and executive directors – amounts receivable under long-term incentive plans	6,056	546
Chairman and executive directors – gains on exercise of share options	2	16

	14,926	13,717

Retirement benefits are accruing to six directors (2002 – six) under defined benefit schemes, two (2002 – two) of whom also accrued benefits under defined contribution schemes.

The executive directors may also participate in the company’s executive share option, sharesave and option 2000 schemes and details of their interests in the company’s shares arising from their participation are contained on page 79. Details of the remuneration received by each director during the year and each directors’ pension arrangements are given on pages 78 to 81.

Notes on the accounts continued

51 Transactions with directors, officers and others

(a)	At 31 December 2003, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group were £343,298 in respect of loans to eight persons who were directors of the company (or persons connected with them) at any time during the financial period and £31,783 to one person who was an officer of the company at any time during the financial period.

(b)	There were no contracts of significance to the business of the company and its subsidiaries which subsisted at 31 December 2003, or during the year then ended, in which any director of the company had a material interest.

52 Related party transactions

Subsidiary undertakings
In accordance with Financial Reporting Standard 8 ‘Related Party Disclosures’(“FRS 8”), transactions or balances between Group entities that have been eliminated on consolidation are not reported.

Investments
Group members provide development and other types of capital support to businesses in their roles as providers of finance. These investments are made in the normal course of business and on arm’s-length terms depending on their nature. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under FRS 8.

Pension Fund
The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

Santander Central Hispano (“SCH”)
Details of the Group’s cross-holding with SCH are given on page 5. It is not a related party as defined in FRS 8.

53 Significant differences between UK and US generally accepted accounting principles
The consolidated financial statements of the Group are prepared in accordance with UK generally accepted accounting principles (“GAAP”) that differ in certain material respects from US GAAP. The significant differences are summarised as follows:

(a)

Acquisition accounting
Under UK GAAP, all integration costs relating to acquisitions are expensed as post-acquisition expenses. Under US GAAP, certain restructuring and exit costs incurred in the acquired business are treated as liabilities assumed on acquisition and taken into account in the calculation of goodwill.

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

(c)

Property revaluation and depreciation
The Group’s freehold and leasehold properties are carried at original cost or subsequent valuation. The surplus or deficit on revaluation is included in the Group’s reserves. Under US GAAP, revaluations of property are not permitted to be reflected in the financial statements.

Depreciation charged and gains or losses on disposal under UK GAAP are based on the revalued amount of freehold and long leasehold properties; no depreciation is charged on investment properties which are revalued annually. Under US GAAP, the depreciation charge and gains or losses on disposal are based on the historical cost of all properties.

(d)

Leasehold property provisions
Under UK GAAP, provisions are raised on leasehold properties when there is a commitment to vacate the property. US GAAP requires provisions to be recognised at the time the property is vacated.

(e)	Dividends Under UK GAAP, dividends are recorded in the period to which they relate, whereas under US GAAP dividends are recorded in the period in which they are declared.

(f)	Loan origination fees
Under UK GAAP, certain loan fees are recognised when received. Under US GAAP, all non-refundable loan fees and certain direct costs are deferred and recognised as an adjustment to the yield on the related loan or facility.

(g)	Pension costs
Pension costs, based on actuarial assumptions and methods, are charged in the consolidated accounts so as to allocate the cost of providing benefits over the service lives of employees in a consistent manner approved by the actuary. US GAAP prescribes the method of actuarial valuation and also requires assets to be assessed at fair value and the assessment of liabilities to be based on current interest rates. Additionally, under US GAAP a minimum additional liability must be recognised if the accumulated benefit obligation exceeds the fair value of plan assets and the Group has recorded a prepaid pension cost or has an accrued liability that is less than the unfunded accumulated benefit. This minimum additional liability represents the underfunding of the scheme on an accumulated benefit obligation basis, together with an amount equal to the pension prepayment. Movements in the minimum additional liability, together with the related deferred tax, are recognised through other comprehensive income as a deduction from equity.

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

(i)	Extinguishment of liabilities
Under UK GAAP, recognition of a financial liability ceases once any transfer of economic benefits to the creditor is no longer likely. Under US GAAP, a financial liability is derecognised only when the creditor is paid or the debtor is legally released from being the primary obligator under the liability, either judicially or by the creditor.

(j)	Leasing
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

(k)	Securities
Under UK GAAP, the Group’s debt securities and equity shares are classified as being held as investment securities or for dealing purposes. Investment securities are stated at cost less provision for any permanent diminution in value. Premiums and discounts on dated debt securities are amortised to interest income over the period to maturity. Securities held for dealing purposes are carried at fair value with changes in fair value recognised in the profit and loss account. Under US GAAP, securities held by the Group’s private equity business are considered to be held by investment companies and are carried at fair value, with changes in fair value being reflected in net income. The Group’s other investment debt securities and marketable investment equity shares are classified as available-for-sale securities with unrealised gains and losses reported in a separate component of equity.

(l)

Derivatives and hedging activities
SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ was effective for the Group’s US GAAP information from 1 January 2001. The Group has not made changes in its use of non-trading derivatives to meet the hedge criteria of SFAS 133. As a result, from 1 January 2001, for US GAAP purposes, the Group’s portfolio of non-trading derivatives has been remeasured to fair value and changes in fair value reflected in net income. Under UK GAAP, these derivatives continue to be classified as non-trading and accounted for in accordance with the underlying transaction or transactions being hedged. SFAS 133 does not permit a non-derivative financial instrument to be designated as the hedging instrument in a fair value hedge of the foreign exchange exposure of available-for-sale securities. The Group’s UK and US GAAP reconciliations also reflect transition adjustments on initial application of SFAS 133. These adjustments were: a cumulative-effect-type adjustment increasing net income by £45 million (£65 million less tax of £20 million); and a cumulative-effect-type adjustment decreasing other comprehensive income by £51 million (£73 million less tax of £22 million). SFAS 133 also requires derivatives embedded in other financial instruments to be accounted for on a stand-alone basis if they have economic characteristics and risks that differ from those of the host instrument.

US GAAP does not permit a profit or loss to be recognised on transacting a derivative unless its valuation is based on observable market data. There is no similar requirement under UK GAAP. Inception profits and losses reflecting the application of the Group’s usual pricing methodologies are recognised as they arise.

(m)	Software development costs
Under UK GAAP, most software development costs are written off as incurred. Under US GAAP, certain costs relating to software developed for own use that are incurred after 1 January 1999 are capitalised and depreciated over the estimated useful life of the software.

(n)	Stock-based compensation
Under UK GAAP, no compensation expense is recognised for the Group’s executive share option schemes, under which options are granted at the higher of nominal value and market value on the date of grant and for the Group’s

Notes on the accounts continued

53 Significant differences between UK and US generally accepted accounting principles (continued)

Sharesave schemes, under which employees are granted options at a 20% discount to market value at date of grant. Under US GAAP, the compensation is based on the estimated fair value which is charged to the profit and loss account over the period to their average vesting date.

(o)	Variable interest entities
UK GAAP requires consolidation of entities controlled by an enterprise where control means the enterprise’s ability to direct the financial and operating policies of an entity with a view to gaining economic benefits. US GAAP requires consolidation by the primary beneficiary of a variable interest entity (“VIE”). An enterprise is the primary beneficiary of a VIE if it will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

(p)	Perpetual regulatory securities Under UK GAAP, the Group’s perpetual regulatory securities are classified as liabilities. Under US GAAP, they are classified as equity instruments.

(q)	Acceptances
Acceptances outstanding and the matching customers’ liabilities are not reflected in the consolidated balance sheet, but are disclosed as memorandum items. Under US GAAP, acceptances outstanding and the matching customers’ liabilities are reflected in the consolidated balance sheet.

(r)	Offset of repurchase and reverse repurchase agreements Under UK GAAP, debit and credit balances with the same counterparty are aggregated into a single item where there is a right to insist on net settlement and the debit balance matures no later than the credit balance. Under US GAAP, repurchase and reverse repurchase agreements with the same counterparty may be offset only where they have the same settlement date specified at inception.

(s)	Deferred taxation
Accounting for deferred tax under UK GAAP is consistent with US GAAP except that deferred tax is not recognised under UK GAAP on certain timing differences resulting from the roll-over of gains on disposal of properties, but is provided under US GAAP on such differences.

Recent developments in US GAAP
In April 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) 149 ‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities’. It amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS 133. The statement is effective for contracts entered into or modified after 30 June 2003, and for hedging relationships designated after 30 June 2003. Implementation of SFAS 149 has had no effect on the Group’s US financial information.

The FASB issued SFAS 150 ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’ in May 2003. This statement addresses classification and measurement by an issuer of certain financial instruments with characteristics of both liabilities and equity. SFAS 150 also addresses the classification of certain financial instruments that embody obligations to issue equity shares. The statement is effective for financial instruments entered into or modified after 31 May 2003 and is otherwise effective on or after 15 June 2003. SFAS 150 has not affected the classification of any of the capital instruments issued by the Group.

The FASB issued SFAS 132 (revised) ‘Employers’ Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88 and 106’ in December 2003. This statement retains the disclosures required by SFAS 132 and requires additional information on changes in pension and other post-retirement benefit obligations and fair value of assets. SFAS 132R is effective for the Group’s 2003 financial statements.

In December 2003, the FASB issued FASB Interpretation (“FIN”) No. 46 (revised) ‘Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.’ FIN 46R clarifies some of the provisions of FIN 46, issued in January 2003, and exempts certain entities from its requirements. FIN 46R replaces FIN 46 but as FIN 46R contains deferral provisions, FIN 46 is extant until FIN 46R is applied. FIN 46 and FIN 46R address accounting for VIEs. Expected losses and expected residual returns of a VIE have been clarified in FIN 46R as the expected negative variability and positive variability, respectively, in the fair value of its net assets excluding variable interests and include expected variability resulting from the operating results of the entity.

The Group elected to adopt the provisions of FIN 46R as at 31 December 2003, except in relation to certain investments made by its private equity business which is involved with entities that may be deemed to be VIEs. The FASB has deferred non-registered investment companies (entities that invest for capital appreciation and income) from the application of FIN 46R until the scope of investment company accounting has been clarified by the American Institute of Certified Public Accountants.

The FASB continues to provide additional guidance on implementation of FIN 46. As further guidance is provided, the Group will continue to review the status of the VIEs with which it is involved.

Selected figures in accordance with US GAAP

The following tables summarise the significant adjustments to consolidated net income available for ordinary shareholders and shareholders’ equity which would result from the application of US GAAP instead of UK GAAP. Where applicable, the adjustments are stated gross of tax with the tax effect shown separately in total.

Consolidated statement of income	2003 £m	2002 £m	2001 £m

Profit attributable to ordinary shareholders – UK GAAP	2,315	1,971	1,868
Adjustments in respect of:
Acquisition accounting	33	—	(113)
Amortisation of goodwill	721	681	(48)
Property revaluation and depreciation	(41)	(18)	(12)
Leasehold property provisions	83	—	—
Loan origination	(47)	(72)	(95)
Pension costs	(369)	(58)	242
Long-term assurance business	(57)	(37)	(25)
Extinguishment of liabilities	(84)	—	—
Leasing	(53)	(71)	(68)
Securities	49	—	—
Derivatives and hedging	232	770	(125)
Software development costs	(300)	283	442
Stock-based compensation	(32)	—	—
Variable interest entities	(60)	—	—
Tax effect on the above adjustments	187	(261)	(44)
Deferred taxation	(13)	(80)	40

Net income available for ordinary shareholders – US GAAP	2,564	3,108	2,062

Consolidated shareholders’ equity	2003 £m	2002 £m

Shareholders’ funds – UK GAAP	28,099	27,052
Adjustments in respect of:
Acquisition accounting	451	418
Goodwill	2,222	1,541
Property revaluation and depreciation	(249)	(277)
Leasehold property provisions	83	—
Proposed dividend	1,059	899
Loan origination	(288)	(241)
Pension costs	(27)	342
Recognition of pension scheme minimum liability	—	(3,568)
Long-term assurance business	(178)	(121)
Extinguishment of liabilities	(84)	—
Leasing	(218)	(165)
Securities	232	284
Derivatives and hedging	161	535
Software development costs	660	960
Stock-based compensation	(32)	—
Variable interest entities	(60)	—
Perpetual regulatory tier one securities	678	751
Tax effect on cumulative UK/US GAAP adjustments	(274)	(461)
Tax effect on other comprehensive income	155	1,013
Deferred tax	(47)	(34)

Shareholders’ equity – US GAAP	32,343	28,928

Total assets under US GAAP, adjusted to reflect the inclusion of acceptances, provisions for contingent liabilities and commitments, the fair value of financial guarantees and the grossing-up of certain repurchase agreements offset under UK GAAP, together with the effect of adjustments made to net income and shareholders’ funds, were £488 billion (2002 – £431 billion).

Notes on the accounts continued

53 Significant differences between UK and US generally accepted accounting principles (continued)

Earnings per share
Basic and diluted earnings per share (“EPS”) under US GAAP differs from UK GAAP only to the extent that the income calculated under US GAAP differs from that under UK GAAP.

	2003			2002			2001

	Income* £m	No. of shares million	Per share amount pence	Income* £m	No. of shares million	Per share amount pence	Income* £m	No. of shares million	Per share amount pence

Basic EPS	2,564	2,931	87.5	3,108	2,881	107.9	2,062	2,762	74.7
Dilutive effect of share options outstanding	—	22	(0.7)	—	43	(1.6)	—	55	(1.5)

Diluted EPS	2,564	2,953	86.8	3,108	2,924	106.3	2,062	2,817	73.2

*   US GAAP net income available to ordinary shareholders, see page 139.

Convertible preference shares totalling £200 million (2002 – £200 million, 2001 – £800 million), €750 million (2002 and 2001 – €750 million) and $1,900 million (2002 and 2001 – $1,900 million) have not been included in the computation of diluted earnings per share as their effect is anti-dilutive. Interest payments on the $1,200 million (2002 and 2001 – $1,200 million) perpetual regulatory securities may be settled by the issue of ordinary shares at the option of the company and have not been included in the computation of diluted earnings per share as their effect is also anti-dilutive.

Outstanding options to purchase shares are excluded from the computation of diluted EPS where the exercise prices of the options are greater than the average market price of the ordinary shares during the relevant period. At 31 December 2003, there were 5.2 million such options outstanding (2002 –3.8 million; 2001 – 0.6 million).

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

Pension scheme disclosures required by SFAS 132R are set out below.

Obligations and funded status

Change in benefit obligation:	2003 £m	2002 £m	2001 £m

Projected benefit obligation at beginning of year	12,526	12,198	10,573
Service cost	340	303	236
Interest cost	706	715	647
Amendments	—	—	14
Net actuarial loss/(gain)	902	(217)	1,257
Benefits paid	(511)	(473)	(529)

Projected benefit obligation at year end	13,963	12,526	12,198

Change in plan assets:	2003 £m	2002 £m	2001 £m

Fair value of plan assets at beginning of year	10,682	12,567	13,846
Actual return on plan assets	1,559	(1,521)	(833)
Employer contribution	92	109	83
Benefits and expenses paid	(511)	(473)	(529)

Market value of plan assets at year end	11,822	10,682	12,567

Prepaid pension cost:	2003 £m	2002 £m	2001 £m

Funded status	(2,141)	(1,844)	369
Unrecognised net actuarial loss	5,078	5,266	3,199
Unrecognised prior service cost	13	14	15
Unrecognised transition amount	(14)	(22)	(30)

Prepaid pension cost at year end	2,936	3,414	3,553

Components of net periodic pension cost:	2003 £m	2002 £m	2001 £m

Service cost	340	303	236
Interest cost	706	715	647
Expected return on plan assets	(757)	(901)	(956)
Amortisation of prior service cost	1	1	—
Amortisation of loss/(gain)	287	138	(6)
Amortisation of net transition asset	(8)	(8)	(8)

Net periodic pension cost/(credit)	569	248	(87)

Assumptions

Weighted average assumptions used at 31 December:	2003 % per annum	2002 % per annum	2001 % per annum

Discount rate for liabilities	5.60	5.75	6.00
Salary increases	3.95	3.50	4.25
Pension increases	2.70	2.25	2.50
Long-term rate of return on assets	7.20	7.20	7.30

Weighted-average allocations of market value of plan assets at 31 December:	2003%	2002%	2001%

Equity shares	65	67	63
Debt securities	32	31	33
Other	3	2	4

Total	100	100	100

At 31 December 2003 and 2001, the fund had a surplus of assets over its accumulated benefit obligation and no minimum liability was recognised. At 31 December 2002, the fund’s accumulated benefit obligation was underfunded by £168 million. This resulted in a reduction in the accumulated other comprehensive income component of US GAAP shareholders’ equity of £3,568 million, comprising the excess of the accumulated benefit obligation over the market value of assets of £168 million, prepaid pension cost of £3,414 million less unrecognised prior service cost of £14 million. This was reduced by deferred tax of £1,070 million.

Cash flows
The Group’s contribution to its main UK pension scheme in 2004 will be determined by the actuarial valuation to be completed as at 31 March 2004. The following pension payments under the main scheme, which reflect expected future service, as appropriate, are expected to be paid:

£m

2004	445
2005	454
2006	462
2007	474
2008	489
After 2008	2,802

Notes on the accounts continued

53 Significant differences between UK and US generally accepted accounting principles (continued)

Loan impairment
At 31 December 2003 and 2002, the Group estimated that the difference between the carrying value of its loan portfolio under US GAAP and its value in the Group’s UK GAAP financial statements was such that no adjustment to net income or consolidated shareholders’ equity was required. At 31 December 2003, the Group’s non-accrual loans, loans past due 90 days and troubled debt restructurings amounted to £5,157 million (2002 – £4,871 million). Specific provisions of £2,782 million (2002 – £2,435 million) were held against these loans. Average non-accrual loans, loans past due 90 days and troubled debt restructurings for the year to 31 December 2003 were £5,166 million (2002 – £4,762 million).

Gross interest income not recognised, but which would have been recognised under the original terms of non-accrual and restructured loans, amounted to £237 million for the year ended 31 December 2003 (2002 – £234 million; 2001 – £173 million) from domestic loans and £55 million for the year ended 31 December 2003 (2002 – £73 million; 2001 – £60 million) from foreign loans. Interest on non-accrual and restructured loans included in net income was £60 million for the year ended 31 December 2003 (2002 – £47 million; 2001 – £42 million) from domestic loans and £3 million for the year ended 31 December 2003 (2001 – £7 million; 2000 – £14 million) from foreign loans.

Securities
During 2003, there were no gross gains or gross losses included in US GAAP net income from transfers of securities from the available-for-sale category into the trading category. For 2003, net unrealised losses of £652 million on available-for-sale securities were included in US GAAP other comprehensive income and £164 million was reclassified from accumulated other comprehensive income into US GAAP net income.

Cash flow statements
There are many similarities between SFAS 95, ‘Statement of Cash Flows’ as amended by SFAS 104 ‘Statement of Cash Flows – Net Reporting of Certain Cash Receipts and Cash Payments and Classification of Cash Flows from Hedging Transactions’, and FRS 1 ‘Cash Flow Statements’ (Revised). The principal differences are the classifications of certain transactions.

	Classification under FRS 1	Classification under SFAS 95

Equity dividends paid	Equity dividends paid	Financing activities

Dividends paid on non-equity shares	Returns on investments and	Financing activities
servicing of finance

Tax paid	Taxation	Operating activities

Purchase and sale of associated and	Acquisitions and disposals	Investing activities
subsidiary undertakings

Purchase and sale of investment securities	Capital expenditure and	Investing activities
and fixed assets	financial investment

Net change in loans and advances,	Operating activities	Investing activities
including finance lease receivables

Net change in deposits	Operating activities	Financing activities

Net change in debt securities in issue	Operating activities	Financing activities

Short-term funding not	Operating activities	Financing activities
included in cash

Summary consolidated statements of cash flows presented on a US GAAP basis for each of the three years ended 31 December 2003 are set out below:

	2003 £m	2002 £m	2001 £m

Cash flows from operating activities	8,534	11,008	1,413
Cash flows from investing activities	(31,879)	(44,892)	(34,813)
Cash flows from financing activities	34,872	37,245	29,761
Effect of exchange rate changes on cash and cash equivalents	(863)	(115)	39

Change in cash and cash equivalents	10,664	3,246	(3,600)
Cash and cash equivalents at beginning of the year	10,273	7,027	10,627

Cash and cash equivalents at end of the year	20,937	10,273	7,027

The composition of cash at 31 December 2003, 2002 and 2001 and the movement in cash for the years then ended are shown in Note 47 and Note 48 on the accounts respectively.

Stock-based compensation costs
The Group grants share options to executive officers under an executive share option scheme (the “executive scheme”) and to employees under a savings-related sharesave scheme (the “savings scheme”) and the option 2000 scheme.

Executive scheme
Under the terms of the executive scheme, senior management employees and executive directors of Group companies may participate in the executive scheme at the discretion of the Board of directors of the company. The executive scheme involves a participant being granted an option to subscribe for ordinary shares of the company at the higher of nominal value and market value of ordinary shares on the date of grant. Normally, options may be granted only within six weeks after the announcement of final or interim results of the Group for any particular year. Options may not be transferred or assigned. A participant may not be granted options over new shares to the extent that the aggregate subscription price would exceed four times his compensation. Options granted under the executive scheme are issued on a UK Inland Revenue approved or unapproved basis. Options are exercisable between the third and tenth anniversaries of the grant date, only if performance criteria are met. For options granted from 1996 to 1998, the criterion is the average growth in adjusted earnings per ordinary share to exceed the average increase in the UK Retail Prices Index by 2% per annum over a three year period. For options granted since 1999, the relevant percentage has been increased to 3% per annum.

Savings scheme
Under the Inland Revenue rules, a participant in a savings scheme is permitted to make a maximum monthly saving of £250 under approved savings schemes. Employees of Group companies in the UK and Ireland and certain offshore jurisdictions are offered participation in the savings scheme. Participants can make monthly savings for a period of three, five or seven years. Options may be granted at not less than 80% of the average market value of ordinary shares of the company by reference to dealings in the ordinary shares over the last three trading days of the week immediately preceding the date of an invitation to participate, or, if higher, at par. Options comprise, as nearly as possible, such number of ordinary shares as may be purchased at the option price with the proceeds on maturity after either three, five or seven years of the savings contract, and options may normally be exercised only within six months after the third, fifth or seventh anniversary of the savings contract. Options may not be transferred or assigned.

Option 2000 scheme
On 9 August 2000 and again on 4 April 2001, every qualifying permanent member of staff in the Group received an option over 150 shares in the company. The executive directors of the company waived their entitlement to the option granted on 4 April 2001. On 21 March 2002, options over 150 shares were granted to all employees of Mellon who transferred to Citizens Financial Group, and 1 September 2003 further options over 150 shares were granted to all employees of Churchill Insurance Group, as a result of the acquisition by the Group.

Under the scheme, options are granted at the market value of ordinary shares at the date of grant and may normally be exercised only between the third and sixth anniversary of the date of grant.

Limitations of the option schemes:

(i)	During a ten year period, no more than 10% in aggregate of the issued ordinary share capital of the company from time to time may be issued pursuant to all of the employee share schemes operated by the company.

(ii)	During a five year period, no more than 5% in aggregate of the issued ordinary share capital of the company from time to time may be issued pursuant to all of the employee share schemes operated by the company.

(iii)	During a ten year period, no more than 5% in aggregate of the issued ordinary share capital of the company from time to time may be issued pursuant to the executive scheme.

(iv)	During a four year period, no more than 2½% in aggregate of the issued ordinary share capital of the company from time to time may be issued pursuant to the executive scheme.

(v)	During a three year period, no more than 3% in aggregate of the issued ordinary share capital of the company from time to time may be issued pursuant to the executive scheme.

Notes on the accounts continued

53 Significant differences between UK and US generally accepted accounting principles (continued)

The following is a summary of outstanding options under the various schemes:

	Savings scheme		Executive scheme		Option 2000 scheme		Total

	Number of options 000’s	Weighted average exercise price pence	Number of options 000’s	Weighted average exercise price pence	Number of options 000’s	Weighted average exercise price pence	Number of options 000’s	Weighted average exercise price pence

At 1 January 2001	58,841	666	15,797	768	14,876	1240	89,514	779
Granted	9,581	1364	1,941	1714	13,412	1563	24,934	1498
Exercised	(13,465)	427	(5,217)	599	(1)	1240	(18,683)	475
Forfeited	(3,353)	1112	(488)	715	(1,703)	1302	(5,544)	1135

At 31 December 2001	51,604	829	12,033	996	26,584	1399	90,221	1019
Granted	12,419	1235	2,096	1810	620	1841	15,135	1339
Exercised	(12,112)	493	(3,160)	729	(5)	1380	(15,277)	542
Forfeited	(2,271)	1025	(145)	940	(1,313)	1419	(3,729)	1160

At 31 December 2002	49,640	1003	10,824	1232	25,886	1409	86,350	1153
Granted	9,100	1307	4,073	1347	1,363	1590	14,536	1345
Exercised	(11,902)	747	(1,299)	798	(6,380)	1240	(19,581)	911
Forfeited	(2,715)	1117	(76)	1251	(1,603)	1459	(4,394)	1244

At 31 December 2003	44,123	1128	13,522	1308	19,266	1474	76,911	1246

In 2003, awards totalling 341,269 options (2002 – 59,869; 2001 – 91,742) with negligible exercise prices and 59,525 shares (2002 and 2001 – nil) were made under the Group’s medium-term performance plan. Under the plan, the amount of shares or options that vest ranges from nil to 200% of the award depending on the annual growth in the Group’s earnings per share and its performance relative to that of a comparator group of companies principally from the UK financial services sector.

The following table shows options outstanding by normal exercise date. An option life of 5 years, being the midpoint on the 10 year option, has been assumed for options granted under Group and former NatWest executive plans.

	2003		2002		2001

Year exercisable	Number of options 000’s	Weighted average exercise price pence	Number of options 000’s	Weighted average exercise price pence	Number of options 000’s	Weighted average exercise price pence

2002	—	—	—	—	14,500	475
2003	—	—	27,769	963	28,238	987
2004	31,817	1188	25,553	1226	28,498	1215
2005	14,081	1112	15,473	1118	10,320	1012
2006	11,822	1421	6,924	1447	7,237	1443
2007	8,785	1351	9,265	1343	874	985
2008	9,110	1328	494	1364	554	1364
2009	809	1235	872	1235	—	—
2010	487	1307	—	—	—	—

Total	76,911	1246	86,350	1153	90,221	1019

If the compensation cost for the schemes had been determined based on the fair value at the grant dates consistent with the fair value method of SFAS 123, net income and earnings per share as adjusted to include stock compensation would have been as shown below:

	2003 £m		2002 £m		2001 £m

Net income under US GAAP:
As reported	2,564		3,108		2,062
Adjusted to include stock compensation	2,503		2,978		1,942

Basic earnings per share under US GAAP:
As reported	87.5	p	107.9	p	74.7	p
Adjusted to include stock compensation	85.4	p	103.4	p	70.3	p

Diluted earnings per share under US GAAP:
As reported	86.8	p	106.3	p	73.2	p
Adjusted to include stock compensation	84.8	p	101.8	p	68.9	p

The fair value of each option has been estimated as at the grant date using a Black-Scholes option pricing model using the following assumptions:

	2003	2002	2001

Risk free interest rate	3.6%– 4.6%	4.7%–4.9%	5.0%
Volatility based on historical data	29%	43%	42%
Dividend yield	2.9%–4.1%	2.4%–2.9%	1.9%–2.2%
Expected lives of options granted under:
Employee savings scheme	3, 5 and 7 years	3, 5 and 7 years	3, 5 and 7 years
Executive scheme	3 to 10 years	3 to 10 years	3 to 10 years
Option 2000 scheme	3 years	3 years	3 years

The following table summarises fair values of options issued in each year:

	2003			2002			2001

	Exercise price £	Fair value £	Life Years	Exercise price £	Fair value £	Life Years	Exercise price £	Fair value £	Life Years

Executive scheme (1)	13.48	2.91	3 -10	18.10	6.54	3 -10	17.14	6.40	3 -10
Savings scheme
3 year	13.07	4.64	3	12.35	5.58	3	13.64	6.47	3
5 year	13.07	5.15	5	12.35	6.33	5	13.64	7.48	5
7 year	13.07	5.48	7	12.35	6.76	7	13.64	8.15	7
Option 2000 scheme	15.90	2.91	3	18.41	5.44	3	15.63	4.63	3

Note:
(1)	For the purposes of calculating a fair value on executive scheme options, an option life of 5 years, being the mid-point on the 10 year option, has been assumed. Historical exercise trends have not been used as these are not felt to be indicative of future trends given changes to the scheme rules and participants in the scheme.

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

The table below sets out reported net income reconciled to net income adjusted to comply with SFAS 142.

	2003 £m		2002 £m		2001 £m

Net income under US GAAP	2,564		3,108		2,062
Goodwill amortisation	—		—		657

Adjusted net income	2,564		3,108		2,719

Basic earnings per share under US GAAP	87.5	p	107.9	p	74.7	p
Goodwill amortisation	—		—		23.7	p

Adjusted basic earnings per share	87.5	p	107.9	p	98.4	p

Diluted earnings per share under US GAAP	86.8	p	106.3	p	73.2	p
Goodwill amortisation	—		—		23.3	p

Adjusted diluted earnings per share	86.8	p	106.3	p	96.5	p

Intangible assets other than goodwill

A summary of the carrying value of intangible assets other than goodwill is as follows:

	2003			2002			2001

	Gross carrying amount £m	Accumulated amortisation £m	Net carrying amount £m	Gross carrying amount £m	Accumulated amortisation £m	Net carrying amount £m	Gross carrying amount £m	Accumulated amortisation £m	Net carrying amount £m

Core deposit intangibles	459	(149)	310	461	(108)	353	487	(66)	421
Brands	338	—	338	—	—	—	—	—	—
Customer relationships	128	(6)	122	—	—	—	—	—	—

Total amortising intangible assets	925	(155)	770	461	(108)	353	487	(66)	421

The weighted average amortisation period of intangible assets other than goodwill are:

Years

Core deposit intangibles	7
Brands	—
Customer relationships	9

Amortisation charge on intangibles during 2003 was £62 million (2002 – £50 million; 2001 – £699 million). The Group estimates amortisation expense for the next five years will be :

£m

2004	73
2005	73
2006	73
2007	73
2008	71

Securitisations
The Group engages in securitisation activities pertaining to certain of its assets including US commercial and residential mortgage loans, commercial and residential mortgage related securities, US Government agency collateralised mortgage obligations, and other types of financial assets. Additionally, the Group acts as an underwriter and depositor in securitisation transactions involving both client and proprietary transactions. The Group has classified these activities into three broad securitisation categories, US Agency based, consumer based, and commercial based securitisations.

During 2003, the Group received proceeds of approximately £37.5 billion (2002 – £26.2 billion) from securitisation trusts in connection with new securitisations.

The Group recognised net pre-tax gains of approximately £58.8 million (2002 – £83.0 million) relating to these securitisations. Net pre-tax gains are based on the difference between the sales prices and previous carrying values of assets prior to date of sale, are net of transaction specific expenses, and exclude any results attributable to hedging activities, interest income, funding costs, changes in asset values prior to securitisation date, and retained interest values subsequent to securitisation date.

In some instances, the Group retained certain interests. The Group typically does not retain a significant portion of the loans or securities that it securitises. This reduces the impact that changes to fair values of retained interests might have on the Group’s financial results.

The Group’s retained interests may be subordinated to other investors’ interests. The investors and securitisation trusts have no recourse to the Group’s other assets for failure of debtors to perform on the securitised loans. The value of the retained interests varies and is subject to prepayment, credit and interest rate risks on the transferred assets.

At 31 December 2003, the fair value of the Group’s retained interests was approximately £1.5 billion (2002 – £1.7 billion). Cash flows received in 2003 from retained interests held at 31 December 2003 in connection with securitisations that took place in current and prior years amounted to approximately £368 million (2002 – £157 million).

These retained interests comprises approximately £907 million in US Agency based retained interests, £540 million in consumer based retained interests and £47 million in commercial based retained interests. These retained interests primarily relate to mortgage loans and securities and arose from securitisations that have taken place in current and prior years.

Key economic assumptions used in measuring the value of retained interests at the date of securitisation resulting from securitisations completed during the year were as follows:

Assumptions	U.S. Agency retained interests	Consumer retained interests	Commercial retained interests

Prepayment speed	143-651 PSA	4-40% CPR(1)	0% CPY(2)
Weighted average life	1-18 years	1-16 years	1-10 years
Cash flow discount rate	2-53%	1-53%	3-6%
Credit losses	N/A(3)	0-6% CDR(4)	N/A(5)

Key economic assumptions and the sensitivity of the current fair value of retained interests at 31 December 2003 to immediate adverse changes, as indicated below, in those assumptions are as follows:

Assumptions/impact on fair value	U.S. Agency retained interests		Consumer retained interests		Commercial retained interests

Fair value of retained interests at 31 December 2003	£907	m	£540	m	£47	m
Prepayment speed (6)	2-50% CPR	(1)	4-66% CPR	(1)	0-50% CPY	(2)
Impact on fair value of 10% adverse change	£1.4	m	£11.8	m	—
Impact on fair value of 20% adverse change	£2.8	m	£22.9	m	—

Weighted average life	1-18 years		1-16 years		1-10 years

Cash flow discount rate	3-43%		1-56%		3-11%
Impact on fair value of 10% adverse change	£25.6	m	£11.8	m	£1.3	m
Impact on fair value of 20% adverse change	£51.4	m	£23.2	m	£2.5	m

Credit losses	N/A	(3)	0-3% CDR	(4)	0-1% CDR	(4)
Impact on fair value of 10% adverse change	N/A		£8.7	m	£0.1	m
Impact on fair value of 20% adverse change	N/A		£19.0	m	£0.2	m

Notes:
(1)	Constant prepayment rate – The CPR range represents the low and high points of a dynamic CPR curve
(2)	CPR with yield maintenance provision
(3)	Population consists of securities whose collateral is guaranteed by US Government Sponsored Entities and therefore, no credit loss has been assumed.
(4)	Constant default rate
(5)	Population consists of only investment grade senior tranches; therefore, no credit losses are included in the assumptions at deal settlement.
(6)	Prepayment speed has been stressed on an overall portfolio basis for US Agency retained interests due to the overall homogeneous nature of the collateral. Consumer and Commercial retained interests have been stressed on a security level basis.

The sensitivities depicted in the preceding table are hypothetical and should be used with caution. The likelihood of those percent variations selected for sensitivity testing is not necessarily indicative of expected market movements because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of a retained interest is calculated without changing any other assumptions. This might not be the case in actual market conditions since changes in one factor might result in changes to other factors. Further, the sensitivities depicted above do not consider any corrective actions that the Group might take to mitigate the effect of any adverse changes in one or more key assumptions.

Notes on the accounts continued

53 Significant differences between UK and US generally accepted accounting principles (continued)

Variable interest entities
Special purpose entities (“SPEs”)
The Group has elected to apply the provisions of FIN 46R in its 2003 accounts. The Group reviewed its SPEs in light of FIN 46R and has concluded that it is the primary beneficiary of a number of commercial paper conduits and other asset securitisation vehicles that meet FIN 46R’s definition of a variable interest entity. These entities, with total assets of £6.9 billion at 31 December 2003, acquire financial assets from third parties or from the Group funded by the issue of commercial paper or other debt instruments. The Group supplies certain administrative services and provides credit enhancement, liquidity facilities and derivative transactions to some or all of these entities on an arm’s length basis. In the case of commercial paper conduits, the Group provides programme-wide credit enhancement by letters of credit or loan facilities across all tranches of assets funded by conduits.

Trust preferred securities
The trust preferred securities referred to in Note 32 (3) and (4) on page 117, represent undivided beneficial interests in the assets of trusts, which consist of partnership preferred securities representing non-cumulative perpetual preferred limited partnership interests issued by Delaware limited partnerships. The Group has provided subordinated guarantees for the benefit of the holders of the trust preferred securities and the partnership preferred securities. Under the terms of the guarantees, the Group has fully and unconditionally guaranteed on a subordinated basis, payments on such trust preferred securities and partnership preferred securities, to the extent they are due to be paid and have not been paid by, or on behalf of the trusts and the partnerships, as the case may be:

  any due and payable distributions on the trust preferred securities or partnership preferred securities the redemption price required to be paid for each trust preferred security or partnership preferred security called for redemption; and

  upon a dissolution, winding up or liquidation of the trust or partnership, any amounts due in respect of the trust preferred securities or partnership preferred securities, through to the date of payment.

The application of FIN 46 (and FIN 46R) has resulted in the deconsolidation of trust preferred securities and partnership preferred securities issued by the Group’s subsidiaries. The deconsolidation of these securities has resulted in a balance sheet reclassification from minority interests to subordinated liabilities. The effect on US GAAP net income and equity is negligible.

54 Post balance sheet events
There have been no significant events between the year end and the date of approval of these accounts which would require a change to our disclosures in the accounts.

Additional information

Contents

Five year financial summary	150

Analysis of loans and advances
to customers	154

Provisions for bad and doubtful debts	155

Risk elements in lending and
potential problem loans	158

Analysis of deposits – product analysis	159

Short term borrowings	160

Certificates of deposit and
other time deposits	160

Exchange rates	161

Off balance sheet arrangements	162

Economic and monetary environment	164

Supervision and regulation	164

Description of property and equipment	167

Major shareholders	168

Material contracts	168

Additional information

Five year financial summary
In 2000, the Group changed its financial year end from 30 September to 31 December. As a result, the financial information set out below is presented for each of the four years ended 31 December 2003, the three months ended 31 December 1999 and the year ended 30 September 1999.

The Group’s accounts are prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP.

For a discussion of such differences and a reconciliation between UK GAAP and US GAAP, see Note 53 on the accounts. The dollar financial information included below has been translated for convenience at the rate of £1.00 to US$1.7842, the Noon Buying Rate on 31 December 2003.

Summary consolidated profit and loss account

	Year ended 31 December					3 months ended 31 December 1999 £m	Year ended 30 September 1999 £m

	2003 $m	2003 £m	2002 £m	2001 £m	2000 £m

Amounts in accordance with UK GAAP:
Net interest income	14,810	8,301	7,849	6,846	5,286	501	1,748
Non-interest income	19,498	10,928	8,966	7,712	5,709	612	2,354

Total income	34,308	19,229	16,815	14,558	10,995	1,113	4,102
Operating expenses	16,738	9,381	9,357	8,367	6,760	546	2,022
General insurance claims (net)	3,916	2,195	1,350	948	673	185	590

Profit before provisions	13,654	7,653	6,108	5,243	3,562	382	1,490
Provisions for bad and doubtful debts	2,606	1,461	1,286	984	550	79	266
Amounts written off fixed asset investments	59	33	59	7	42	—	13

Operating profit	10,989	6,159	4,763	4,252	2,970	303	1,211
Exceptional items (1)	—	—	—	—	—	100	—

Profit on ordinary activities before tax	10,989	6,159	4,763	4,252	2,970	403	1,211
Tax on profit on ordinary activities	3,408	1,910	1,556	1,537	1,054	123	364

Profit on ordinary activities after tax	7,581	4,249	3,207	2,715	1,916	280	847
Minority interests (including non-equity)	375	210	133	90	50	(3)	(6)
Preference dividends – non-equity	466	261	305	358	294	28	80

	6,740	3,778	2,769	2,267	1,572	255	773
Additional Value Shares dividend – non-equity	2,610	1,463	798	399	—	—	—

Profit attributable to ordinary shareholders	4,130	2,315	1,971	1,868	1,572	255	773

Amounts in accordance with US GAAP:
Net income available for ordinary shareholders	4,575	2,564	3,108	2,062	2,102	239	678

Notes:

(1)	In the three months ended 31 December 1999, an exceptional gain of £100 million (tax charge £31 million) was realised from the sale of the investor services business.

Preference and other non-equity dividends

	Year ended 31 December
						3 months ended 31 December 1999 £	Year ended 30 September 1999 £
Amount per share	2003 $	2003 £	2002 £	2001 £	2000 £

Non-cumulative preference shares of US$0.01
– Series B (1)	0.21	0.13	1.65	1.73	1.67	0.39	1.45
– Series C (1)	0.18	0.11	1.40	1.47	1.41	0.33	1.23
– Series D	2.05	1.23	1.34	1.41	1.35	0.32	1.18
– Series E	2.03	1.21	1.32	1.40	1.33	0.31	1.16
– Series F	1.91	1.15	1.25	1.31	1.26	0.30	1.10
– Series G	1.85	1.11	1.21	1.27	1.22	0.29	1.12
– Series H	1.81	1.09	1.18	1.24	1.19	0.28	0.71
– Series I	2.00	1.20	1.31	1.38	1.32	0.31	0.20
– Series J	2.13	1.27	1.39	1.46	1.40	0.33	—
– Series K	1.97	1.18	1.29	0.74	—	—	—
Non-cumulative convertible
preference shares of US$0.01
– Series 1	91.18	54.89	59.15	62.70	50.22	—	—
– Series 2	88.17	53.08	57.20	60.63	48.57	—	—
– Series 3	78.16	45.57	49.81	53.74	5.24	—	—
Non-cumulative convertible
preference shares of €0.01
– Series 1	88.45	49.58	44.45	41.34	34.55	—	—
Non-cumulative convertible
preference shares of £0.01
– Series 1	131.80	73.87	73.87	73.87	3.28	—	—
Non-cumulative convertible
preference shares of £0.25	—	—	—	0.08	0.07	—	—
Additional Value Shares of £0.01	0.98	0.55	0.30	0.15	—	—	—

Ordinary dividends

	Year ended 31 December
						3 months ended 31 December 1999 pence	Year ended 30 September 1999 pence
Amount per share	2003 cents	2003 pence	2002 pence	2001 pence	2000 pence

Interim	26.05	14.6	12.7	11.0	9.5	—	8.2
Proposed final	63.70	35.7	31.0	27.0	23.5	—	20.3

Total dividends on equity shares	89.75	50.3	43.7	38.0	33.0	—	28.5

Notes:

(1)	Redeemed on 30 January 2003.

For further information, see Notes 6 and 7 on the accounts.

Additional information continued

Summary consolidated balance sheet

	31 December
						30 September 1999 £m
	2003 $m	2003 £m	2002 £m	2001 £m	2000 £m

Amounts in accordance with UK GAAP:
Loans and advances to banks (net of provisions)	92,584	51,891	44,296	38,513	32,061	10,375
Loans and advances to customers (net of provisions)	450,566	252,531	223,324	190,492	168,076	49,340
Debt securities and equity shares	146,749	82,249	68,928	65,597	59,342	16,302
Intangible fixed assets	23,428	13,131	12,697	13,325	12,080	11
Other assets	98,975	55,473	62,755	60,932	48,510	12,892

Total assets	812,302	455,275	412,000	368,859	320,069	88,920

Called up share capital	1,372	769	754	893	848	224
Share premium account	14,586	8,175	7,608	7,465	6,530	2,130
Other reserves	20,174	11,307	11,922	12,354	12,835	164
Profit and loss account	14,002	7,848	6,768	5,956	2,786	1,587

Shareholders’ funds	50,134	28,099	27,052	26,668	22,999	4,105
Minority interests	4,841	2,713	1,839	585	546	146
Subordinated liabilities	30,328	16,998	13,965	12,530	10,436	3,032

Total capital resources	85,303	47,810	42,856	39,783	33,981	7,283
Deposits by banks	120,118	67,323	54,720	40,038	35,130	6,418
Customer accounts	422,789	236,963	219,161	198,995	177,302	55,180
Debt securities in issue	73,181	41,016	33,938	30,669	19,407	9,199
Other liabilities	110,911	62,163	61,325	59,374	54,249	10,840

Total liabilities	812,302	455,275	412,000	368,859	320,069	88,920

Amounts in accordance with US GAAP:
Shareholders’ equity	57,706	32,343	28,928	29,923	25,423	5,099
Total assets	870,772	488,046	430,573	386,696	323,731	90,623

Other financial data

	Year ended 31 December				3 months ended 31 December 1999	Year ended 30 September 1999

	2003	2002	2001	2000

Other financial data based upon UK GAAP:
Earnings per ordinary share – pence	79.0	68.4	67.6	66.9	28.6	87.5
Diluted earnings per ordinary share – pence (1)	78.4	67.4	66.3	66.2	28.1	86.3
Dividends per ordinary share – pence	50.3	43.7	38.0	33.0	—	28.5
Dividend payout ratio	64.4%	64.3%	58.1%	56.1%	—	32.9%
Share price per ordinary share at period end – £ (2)	16.46	14.88	16.72	15.82	10.98	13.03
Market capitalisation at period end – £bn	48.8	43.2	47.8	42.4	9.8	11.6
Net asset value per ordinary share – £	8.50	8.12	7.79	7.08	3.35	3.09
Return on average total assets (3)	0.52%	0.50%	0.53%	0.58%	1.15%	0.92%
Return on average equity shareholders’ funds (4)	9.3%	8.4%	8.9%	9.9%	34.1%	32.0%
Average shareholders’ equity as a percentage
of average total assets	6.3%	6.9%	7.2%	7.2%	4.8%	4.1%
Risk asset ratio – Tier 1	7.4%	7.3%	7.1%	6.9%	7.7%	8.1%
Risk asset ratio – Total	11.8%	11.7%	11.5%	11.5%	11.2%	12.1%
Ratio of earnings to combined fixed charges and preference share dividends (6)
– including interest on deposits	1.97	1.73	1.49	1.32	1.46	1.33
– excluding interest on deposits	7.16	5.12	4.45	3.49	4.77	3.99
Ratio of earnings to fixed charges only (5)
– including interest on deposits	2.05	1.82	1.55	1.37	1.52	1.37
– excluding interest on deposits	9.85	7.13	6.52	4.81	6.63	5.06

Other financial data based upon US GAAP:
Basic earnings per ordinary share – pence	87.5	107.9	74.7	89.5	26.8	76.7
Diluted earnings per ordinary share – pence (1)	86.8	106.3	73.2	88.5	26.4	75.7
Dividends per ordinary share – pence	45.6	39.7	34.5	29.8	—	25.7
Dividend payout ratio	51.9%	36.7%	45.7%	20.6%	—	33.5%
Return on average total assets (3)	0.55%	0.75%	0.57%	0.77%	0.27%	0.78%
Return on average equity shareholders’ funds (4)	9.5%	12.1%	8.8%	12.0%	6.3%	19.9%
Average shareholders’ equity as a percentage
of average total assets	6.5%	7.3%	7.7%	7.7%	5.7%	5.2%
Ratio of earnings to combined fixed charges, preference share dividends and perpetual regulatory securities interest (5)
– including interest on deposits	1.98	1.97	1.51	1.41	1.45	1.31
– excluding interest on deposits	7.24	6.49	4.63	4.19	4.65	3.73
Ratio of earnings to fixed charges only (5)
– including interest on deposits	2.07	2.07	1.59	1.46	1.50	1.34
– excluding interest on deposits	9.96	9.03	6.98	5.77	6.46	4.73

Notes:

(1)	Convertible preference shares totalling £200 million (2002 – £200 million; 2001 and 2000 – £800 million), €750 million (2002, 2001 and 2000 – €750 million) and $1,900 million (2002, 2001 and 2000 – $1,900 million) have not been included in the computation of diluted earnings per share as their effect is anti-dilutive. Interest payments on the $1,200 million (2002 and 2001 – $1,200 million) perpetual regulatory securities may be settled by the issue of ordinary shares at the option of the company and have not been included in the computation of diluted earnings per share as their effect is also anti-dilutive.
(2)	The share prices at 31 December 1999 and 30 September 1999 have not been adjusted for the bonus issue in July 2000, of Additional Value Shares in connection with the acquisition of NatWest.
(3)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.
(4)	Return on average equity shareholders’ funds represents profit attributable to ordinary shareholders expressed as a percentage of average equity shareholders’ funds.
(5)	For this purpose, earnings consist of income before tax and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

Additional information continued

Analysis of loans and advances to customers
The following table analyses loans and advances to customers before provisions by remaining maturity, geographical area and type of customer. Overdrafts are included in the ‘Within 1 year’ category.

	Within 1 year £m	After 1 but within 5 years £m	After 5 years £m	31 December 2003 Total £m	31 December 2002 £m	31 December 2001 £m	31 December 2000 £m	30 September 1999 £m

UK
Central and local government	1,207	1	9	1,217	1,521	706	1,957	150
Manufacturing	4,628	876	880	6,384	7,386	7,401	6,806	2,715
Construction	2,670	588	702	3,960	3,468	3,018	2,615	648
Finance	10,186	602	8,160	18,948	12,396	8,517	9,944	2,891
Service industries and
business activities	16,799	4,895	7,596	29,290	26,022	25,033	20,903	8,062
Agriculture, forestry and fishing	1,304	518	740	2,562	2,463	2,391	2,373	673
Property	10,577	3,715	5,378	19,670	15,939	12,274	10,415	3,668
Individuals – home mortgages	972	3,982	43,163	48,117	42,101	36,976	32,600	9,544
Individuals – other	15,529	6,719	3,278	25,526	22,255	20,076	17,881	6,283
Finance leases and instalment
credit	2,566	4,447	4,690	11,703	11,723	11,258	10,816	3,614

Total domestic	66,438	26,343	74,596	167,377	145,274	127,650	116,310	38,248
Overseas residents	22,808	761	3,599	27,168	23,657	24,164	19,257	2,799

Total UK offices	89,246	27,104	78,195	194,545	168,931	151,814	135,567	41,047

Overseas
US	16,214	9,538	14,621	40,373	41,008	29,230	23,050	6,807
Rest of the World	11,133	4,266	6,136	21,535	17,305	13,093	12,598	2,223

Total overseas offices	27,347	13,804	20,757	61,908	58,313	42,323	35,648	9,030

Loans and advances
to customers – gross	116,593	40,908	98,952	256,453	227,244	194,137	171,215	50,077

Provisions for bad and doubtful debts				(3,922)	(3,920)	(3,645)	(3,139)	(737)

Loans and advances
to customers – net				252,531	223,324	190,492	168,076	49,340

Fixed rate	36,559	14,970	30,389	81,918	80,326	62,282	53,983	15,959
Variable rate	80,034	25,938	68,563	174,535	146,918	131,855	117,232	34,118

Gross loans and advances
to customers – by maturity	116,593	40,908	98,952	256,453	227,244	194,137	171,215	50,077

Provisions for bad and doubtful debts
For a discussion of the factors considered in determining the amount of the provisions, see ‘Provisions’ on page 48 and ‘Critical accounting polices – Provisions for bad and doubtful debts’ on page 7.

The following table shows the elements of provisions for bad and doubtful debts.

	31 December				3 months ended 31 December 1999 £m	30 September 1999 £m

	2003 £m	2002 £m	2001 £m	2000 £m

Provisions at the beginning of the period
Domestic	2,581	2,467	2,370	484	433	347
Foreign	1,346	1,186	783	332	304	286

	3,927	3,653	3,153	816	737	633

Currency translation and other adjustments
Domestic	(2)	(4)	4	(1)	—	—
Foreign	(60)	(58)	13	43	2	10

	(62)	(62)	17	42	2	10

Acquisitions of businesses
Domestic	—	11	83	1,871	2	—
Foreign	50	12	171	494	23	—

	50	23	254	2,365	25	—

Amounts written-off
Domestic	(1,097)	(743)	(645)	(599)	(35)	(175)
Foreign	(422)	(293)	(190)	(185)	(5)	(51)

	(1,519)	(1,036)	(835)	(784)	(40)	(226)

Recoveries of amounts written-off in previous periods
Domestic	38	37	54	142	10	44
Foreign	34	26	26	22	3	10

	72	63	80	164	13	54

Charged to profit and loss account
Domestic	932	813	601	473	74	217
Foreign	529	473	383	77	5	49

	1,461	1,286	984	550	79	266

Provisions at the end of the period (1)
Domestic	2,452	2,581	2,467	2,370	484	433
Foreign	1,477	1,346	1,186	783	332	304

	3,929	3,927	3,653	3,153	816	737

Gross loans and advances to customers

Domestic	167,377	145,274	127,650	116,310	41,045	38,248
Foreign	89,076	81,970	66,487	54,905	13,892	11,829

	256,453	227,244	194,137	171,215	54,937	50,077

Closing customer provisions as a % of gross loans
and advances to customers (2)
Domestic	1.46%	1.78%	1.93%	2.04%	1.18%	1.13%
Foreign	1.65%	1.63%	1.77%	1.40%	2.39%	2.57%

Total	1.53%	1.72%	1.88%	1.83%	1.49%	1.47%

Customer charge against profit as a % of gross loans
and advances to customers
Domestic	0.56%	0.56%	0.47%	0.41%	0.72%	0.57%
Foreign	0.59%	0.58%	0.58%	0.14%	0.14%	0.41%

Total	0.57%	0.57%	0.51%	0.32%	0.58%	0.53%

Notes:
(1)	Includes closing provisions against loans and advances to banks of £7 million (2002 – £7 million; 2001 – £8 million; 2000 – £14 million).
(2)	Closing customer provisions exclude closing provisions against loans and advances to banks.

Additional information continued

Provisions for bad and doubtful debts (continued)
The following table presents additional information with respect to the provisions for bad and doubtful debts.

	31 December				30 September 1999 £m

	2003 £m	2002 £m	2001 £m	2000 £m

Loans and advances to customers (gross)	256,453	227,244	194,137	171,215	50,077

Provisions at end of period:
Specific provisions – customers	3,356	3,323	3,031	2,571	567
Specific provisions – banks	7	7	8	14	—
General provision	566	597	614	568	170

	3,929	3,927	3,653	3,153	737

Customer provision at end of period as % of loans and
advances to customers at end of period:
Specific provisions	1.31%	1.46%	1.56%	1.50%	1.13%
General provision	0.22%	0.26%	0.32%	0.33%	0.34%

	1.53%	1.72%	1.88%	1.83%	1.47%

Average loans and advances to customers (gross)	245,798	211,206	181,584	142,288	45,807

As a % of average loans and advances to customers during the period:
Total customer provisions charged to profit and loss	0.59%	0.61%	0.54%	0.39%	0.58%

Amounts written-off (net of recoveries) – customers	0.59%	0.46%	0.42%	0.44%	0.38%

Analysis of closing provisions for bad and doubtful debts
The following table analyses customer provisions for bad and doubtful debts by geographical area and type of domestic customer.

	31 December
									30 September 1999
	2003		2002		2001		2000

	Closing provision £m	% of loans to total loans %	Closing provision £m	% of loans to total loans %	Closing provision £m	% of loans to total Loans %	Closing provision £m	% of loans to total loans %	Closing provision £m	% of loans to total loans %

Domestic
Central and local government	—	0.5	—	0.6	—	0.4	—	1.1	—	0.3
Manufacturing	156	2.5	205	3.2	209	3.8	148	4.0	16	5.4
Construction	56	1.5	65	1.5	72	1.6	77	1.5	8	1.3
Finance	34	7.4	71	5.5	73	4.4	75	5.8	4	5.8
Service industries and business activities	599	11.4	699	11.5	627	12.9	665	12.2	124	16.1
Agriculture, forestry and fishing	20	1.0	29	1.1	31	1.2	33	1.4	3	1.4
Property	58	7.7	40	7.0	39	6.3	55	6.1	11	7.3
Individuals – home mortgages	35	18.8	60	18.5	53	19.1	35	19.0	22	19.1
Individuals – other	1,003	9.9	855	9.8	855	10.3	797	10.5	167	12.5
Finance leases and instalment credit	136	4.6	208	5.2	164	5.8	149	6.3	12	7.2

Total domestic	2,097	65.3	2,232	63.9	2,123	65.8	2,034	67.9	367	76.4
Foreign	1,259	34.7	1,091	36.1	908	34.2	537	32.1	200	23.6

Specific provisions	3,356	100.0	3,323	100.0	3,031	100.0	2,571	100.0	567	100.0

General provision	566		597		614		568		170

Total provisions	3,922		3,920		3,645		3,139		737

Analysis of write-offs
The following table analyses amounts written-off by geographical area and type of domestic customer.

	31 December				30 September 1999 £m

	2003 £m	2002 £m	2001 £m	2000 £m

Domestic
Manufacturing	99	111	61	55	4
Construction	22	18	19	30	5
Finance	54	35	8	5	1
Service industries and business activities	393	180	176	146	38
Agriculture, forestry and fishing	4	10	5	5	1
Property	6	9	14	7	4
Individuals – home mortgages	2	2	3	12	9
Individuals – others	357	333	297	230	107
Finance leases and instalment credit	160	45	62	109	6

Total domestic	1,097	743	645	599	175
Foreign	422	293	190	185	51

Total write-offs*	1,519	1,036	835	784	226

*	Includes amounts written-off in respect of banks of nil (2002 – £1 million; 2001 – £6 million; 2000 – £5 million).

Analysis of recoveries
The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

	31 December
					30 September
	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m

Domestic
Manufacturing	—	1	2	12	2
Construction	—	—	1	13	1
Finance	—	—	1	3	8
Service industries and business activities	3	1	5	45	4
Agriculture, forestry and fishing	—	—	—	3	—
Property	—	1	1	6	—
Individuals – home mortgages	—	—	—	—	1
Individuals – others	26	27	41	57	28
Finance leases and instalment credit	9	7	3	3	—

Total domestic	38	37	54	142	44
Foreign	34	26	26	22	10

Total recoveries	72	63	80	164	54

Additional information continued

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

	31 December				30 September 1999 £m

	2003 £m	2002 £m	2001 £m	2000 £m

Loans accounted for on a non-accrual basis (3):
Domestic	3,221	3,077	2,829	2,482	378
Foreign	1,211	1,098	737	344	170

Total	4,432	4,175	3,566	2,826	548

Accruing loans which are contractually overdue 90 days
or more as to principal or interest (4):
Domestic	561	363	643	662	322
Foreign	81	129	142	168	110

Total	642	492	785	830	432

Loans not included above which are classified
as ‘troubled debt restructurings’ by the SEC:
Domestic	53	144	26	43	13
Foreign	30	60	116	122	104

Total	83	204	142	165	117

Total risk elements in lending	5,157	4,871	4,493	3,821	1,097

Potential problem loans (5)
Domestic	492	639	801	699	171
Foreign	99	544	279	73	75

Total potential problem loans	591	1,183	1,080	772	246

Closing provisions for bad and doubtful debts as
a % of total risk elements in lending	76%	81%	81%	83%	67%

Closing provisions for bad and doubtful debts as a % of
total risk elements in lending and potential problem loans	68%	65%	66%	69%	55%

Risk elements in lending as a % of gross loans
and advances to customers	2.01%	2.14%	2.31%	2.23%	2.19%

Notes:
(1)	For the analysis above, ‘Domestic’ consists of the UK domestic transactions of the Group. ‘Foreign’ comprises the Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.
(2)	The classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not necessarily indicate that the principal of the loan is uncollectable in whole or in part. Collection depends in each case on the individual circumstances of the loan, including the adequacy of any collateral securing the loan and therefore classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not always require that a provision be made against such a loan. In accordance with the Group’s provisioning policy for bad and doubtful debts, it is considered that adequate provisions for the above risk elements in lending have been made.
(3)	The Group’s UK banking subsidiary undertakings account for loans on a non-accrual basis from the point in time at which the collectability of interest is in significant doubt. Certain subsidiary undertakings of the Group, principally Citizens, generally account for loans on a non-accrual basis when interest or principal is past due 90 days.
(4)	Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.
(5)	Loans that are current as to the payment of principal and interest but in respect of which management has serious doubts about the ability of the borrower to comply with contractual repayment terms. Substantial security is held in respect of these loans and appropriate provisions have already been made in accordance with the Group’s provisioning policy for bad and doubtful debts.
	31 December				30 September 1999 £m

	2003 £m	2002 £m	2001 £m	2000 £m

Gross income not recognised but which would have been
recognised under the original terms of non-accrual and
restructured loans
Domestic	237	234	173	148	53
Foreign	55	73	60	48	32

	292	307	233	196	85

Interest on non-accrual and restructured loans included in
net interest income
Domestic	60	47	42	30	4
Foreign	3	7	14	8	13

	63	54	56	38	17

Analysis of deposits – product analysis
The following table shows the distribution of the Group’s deposits by type and geographical area:

	2003 £m	2002 £m	2001 £m

UK
Domestic:
Demand deposits – interest-free	20,567	22,067	21,095
Demand deposits – interest-bearing	78,670	66,118	63,609
Time deposits – savings	13,238	12,180	13,226
Time deposits – other	57,994	59,819	40,360
Overseas residents:
Demand deposits – interest-free	830	908	1,301
Demand deposits – interest-bearing	9,559	8,897	7,286
Time deposits – savings	1,014	1,559	3,210
Time deposits – other	32,531	21,824	21,979

Total UK offices	214,403	193,372	172,066

Overseas
Demand deposits – interest-free	7,937	6,698	6,719
Demand deposits – interest-bearing	7,471	10,148	10,787
Time deposits – savings	15,450	15,189	21,343
Time deposits – other	59,025	48,474	28,118

Total overseas offices (see below)	89,883	80,509	66,967

Total deposits	304,286	273,881	239,033

Banking business	251,986	230,144	211,942
Trading business	52,300	43,737	27,091

Total deposits	304,286	273,881	239,033

Overseas
US	67,019	61,738	49,815
Rest of the World	22,864	18,771	17,152

Total overseas	89,883	80,509	66,967

Additional information continued

Short term borrowings

	2003 £m	2002 £m	2001 £m

Commercial paper
Outstanding at year end	6,968	3,515	273
Maximum outstanding at any month end during the year	7,032	3,515	643
Approximate average amount during the year	5,499	868	572
Approximate weighted average interest rate during the year	1.6%	2.0%	4.3%
Approximate weighted average interest rate at year end	1.5%	1.6%	4.1%

Other short term borrowings
Outstanding at year end	84,795	72,069	47,750
Maximum outstanding at any month end during the year	94,570	72,264	56,890
Approximate average amount during the year	78,004	58,246	50,628
Approximate weighted average interest rate during the year	2.2%	2.9%	4.8%
Approximate weighted average interest rate at year end	2.0%	2.2%	3.8%

Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year end are average rates for a single day and as such may reflect one-day market distortions which may not be indicative of generally prevailing rates. Original maturities of commercial paper are not in excess of one year. ‘Other short-term borrowings’ consist principally of borrowings in the money markets included within ‘Deposits by banks’ and ‘Customer accounts’ in the accounts, and generally have original maturities of one year or less.

Certificates of deposit and other time deposits
The following table shows details of the Group’s certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

	Within 3 months £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	2003 Total £m

UK based companies and branches
Certificates of deposit	18,740	1,841	4,847	4,658	30,086
Other time deposits	80,123	2,460	1,116	3,758	87,457

Overseas based companies and branches
Certificates of deposit	9,049	27	—	—	9,076
Other time deposits	44,640	1,677	766	861	47,944

Total	152,552	6,005	6,729	9,277	174,563

Analysis of deposits – currency analysis   The following table shows the distribution of deposits by banks and customer accounts by sterling and other currencies.

	2003 £m	2002 £m	2001 £m

Deposits by banks
Sterling	14,574	10,998	9,027
Other currencies	52,749	43,722	31,011

Total deposits by banks	67,323	54,720	40,038

Customer accounts
Sterling	142,551	133,404	125,425
Other currencies	94,412	85,757	73,570

Total customer accounts	236,963	219,161	198,995

Total deposits	304,286	273,881	239,033

Exchange rates
Except as stated, the following tables show, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers in sterling as certified for customs’ purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”):

US dollars per £1	March 2004	February 2004	January 2004	December 2003	November 2003	October 2003

Noon Buying Rate
High	1.8680	1.9045	1.8511	1.7842	1.7219	1.7025
Low	1.7943	1.8182	1.7902	1.7200	1.6693	1.6598

	Year ended 31 December				3 months ended 31 December 1999	Year ended 30 September 1999

	2003	2002	2001	2000

Noon Buying Rate
Period end rate	1.7842	1.6095	1.4543	1.4955	1.6150	1.6457
Average rate for the period (1)	1.6450	1.5043	1.4396	1.5204	1.6295	1.6286

Consolidation rate (2)
Period end rate	1.7857	1.6128	1.4498	1.4925	1.6168	1.6465
Average rate for the period	1.6354	1.5032	1.4401	1.5160	1.6308	1.6297

Notes:
(1)	The average of the Noon Buying Rates on the last business day of each month during the period.
(2)	The rates used by the Group for translating dollars into sterling in the preparation of its financial statements.
(3)	On 22 April 2004, the Noon Buying Rate was £1.00 = $1.7684.

Additional information (continued)

Off balance sheet arrangements

The Group is involved with several types of off-balance sheet arrangements, including special purpose vehicles, lending commitments and financial guarantees.

Special purpose vehicles (“SPVs”)

SPVs are vehicles set up for a specific, limited purpose, do not carry out a business or trade and typically have no employees. They take a variety of legal forms – trusts, partnerships and companies – and fulfil many different functions. They constitute a key element of securitisation transactions in which an SPV acquires financial assets funded by the issue of securities.

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

Under UK GAAP, the Group accounts for securitisations of assets originated by the Group in accordance with FRS 5 ‘Reporting the Substance of Transactions’. Assets are derecognised and a gain or loss on disposal recognised if all significant rights or access to benefits relating to those assets and all significant risks in those benefits are transferred to others. In cases where there is a significant change in the entity’s rights to benefit and exposure to risk, the description or monetary amount relating to an asset should be changed and a liability recognised for any obligation to transfer benefits that is assumed. Where a transaction in previously recognised assets results in no significant change in the entity’s rights to benefits in the assets or its exposure to risks inherent in those benefits, the assets should continue to be recognised and no gain or loss recognised. FRS 5 requires a linked presentation where a transaction is in substance the financing of an asset or pool of assets but where the item is financed in such a way that the Group can suffer a loss which is limited to a fixed monetary amount. The linked presentation involves showing the gross amount of assets securitised less the related finance on the face of the balance sheet – the net amount is included in total assets. Profit is recognised on entering into the arrangement only to the extent that non-returnable proceeds exceed the previous carrying value of the assets securitised. The Group securitises mortgage loans and other assets.

Under US GAAP, transfers of financial assets are accounted for and reported based on the application of a financial-components approach that focuses on control. Under this approach, after a transfer of financial assets, the Group recognises the assets it controls and the liabilities it has incurred, derecognises financial assets when control has been surrendered, and derecognises liabilities when extinguished.

Transfers of financial assets where the Group has surrendered control over the transferred assets are accounted for as sales and any gain or loss recognised in earnings. Otherwise, transfers are accounted for as collateralised borrowings.

As financial intermediary, the Group arranges securitisations of client assets. These include multi-seller commercial paper conduits and client intermediation transactions. The Group has established a number of SPVs to act as commercial paper conduits. These allow customers to access liquidity in the commercial paper market by selling assets to the conduit that funds the purchase by issuing commercial paper to third parties. The Group supplies certain services and contingent liquidity support to some or all of these vehicles on an arm’s length basis as well as programme credit enhancement. Other client securitisations arranged by the Group involve individual SPVs established to purchase customer assets financed by the issue of debt obligations to third parties. The Group may act as advisor to the manager of the SPV and provide liquidity facilities to it.

Under UK GAAP the Group accounts for fees received from client securitisations in line with its usual policy for similar fees from other banking activities. Undrawn liquidity lines are included within undrawn commitments in Note 41 on page 129; any drawn amounts will be included in loans and advances. The assets and liabilities of the SPVs are not recognised on the Group’s balance sheet unless the SPV is a quasi-subsidiary of the Group. A quasi-subsidiary is defined in FRS 5 as ‘a company, trust, partnership or other vehicle, that, though not fulfilling the definition of a subsidiary, is directly or indirectly controlled by the reporting entity and gives rise to benefits for that entity that are in substance no different from those that would arise were the vehicle a subsidiary’.

Following the issue of FASB Interpretation (“FIN”) No. 46 (revised), the Group has consolidated SPVs acting as commercial paper conduits and involved in other asset-backed transactions in its US GAAP disclosures. Applying FIN 46R has resulted in total assets on a US GAAP basis increasing by £6.9 billion. Further information on FIN 46R can be found in Note 53 on page 148.

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

The Group’s contingent liabilities and commitments are set out below.

2003	Less than 1 year £m	More than 1 year but less than 3 years £m	More than 3 years but less than 5 years £m	Over 5 years £m	Total £m

Acceptances and endorsements	595	—	—	—	595
Guarantees and assets pledged as collateral security	4,632	1,422	782	1,951	8,787
Other contingent liabilities	1,872	987	351	2,272	5,482
Documentary credits and trade related transactions	368	210	2	25	605
Undrawn formal standby facilities, credit lines and other commitments to lend	95,062	18,082	14,053	10,054	137,251
Other commitments	1,304	476	15	42	1,837

Total	103,833	21,177	15,203	14,344	154,557

Contractual obligations

The table below summarises the Group’s contractual cash obligations by remaining maturity.

2003	Less than 1 year £m	More than 1 year but less than 3 years £m	More than 3 years but less than 5 years £m	Over 5 years £m	Total £m

Contractual cash obligations
Dated loan capital	709	691	1,034	6,878	9,312
Operating leases	262	479	434	2,124	3,299
Finance leases	19	29	8	126	182
Unconditional obligations to purchase goods or services	661	211	3	—	875

Total	1,651	1,410	1,479	9,128	13,668

The tables above do not include undated loan capital. The maturity of deposits by banks is given in Note 23 on the accounts, of customer accounts in Note 24, and of debt securities in issue in Note 25.

Additional information (continued)

Economic and monetary environment

Monetary policy

The Group’s earnings are affected by domestic and global economic conditions. The policies of the UK government, and of governments in other countries in which the Group operates, also have an impact.

The UK government sets an inflation target, which changed in December 2003 from a 2.5% target based on the retail prices index excluding mortgage interest payments to a 2% target based on the consumer prices index, in line with other European countries.

The Bank of England has operational independence in setting the repo rate to achieve the inflation target. The Bank was given independence by the Chancellor of the Exchequer in 1997, with the aim of making monetary policy free from political influence, and therefore more stable and credible. The Bank’s Monetary Policy Committee ("MPC") meets each month to agree any change to interest rates, and the minutes of these meetings are published two weeks later. One-off meetings can also be held in exceptional circumstances – for example, when UK interest rates were cut by a quarter point following the terrorist attacks on 11 September 2001. In response to the downturn in the global economy and the terrorist attacks, the Bank of England, along with other major central banks around the world, cut rates sharply in 2001. Rates remained at exceptionally low levels throughout 2002, and were reduced again in the first half of 2003, reflecting the uncertain nature of the global and domestic economic circumstances. However, signs of recovery in the global economy led the Bank of England to increase rates by a quarter point in both November 2003 and February 2004, to 4%.

The value of sterling is also important for UK monetary conditions. The monetary authorities do not have an exchange rate target, but the sharp depreciation of the US dollar against the euro, and consequent volatility of sterling, has played a role in the MPC’s recent monthly debates.

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

On 31 December 1998, the European Currency Unit (the "ECU") was replaced by the euro on the international currency markets, on a one-for-one basis. The rates for the euro against other international currencies were based upon the official closing rates for the ECU. The bilateral rates for the legacy currencies of the participating states were derived from their rates within the Exchange Rate Mechanism and the closing value of the ECU. These rates, between the legacy currencies and between these currencies and the euro, were fixed as of 1 January 1999. The euro became the formal currency for all eleven then-participating states.

Euro notes and coins were introduced into circulation on 1 January 2002 in accordance with the Maastricht Treaty, which required that legacy currency notes and coins be withdrawn by 30 June 2002. Also on 1 January 1999, the European Central Bank ("ECB") assumed responsibility for the operation of monetary policy throughout the euro zone. The ECB sets one short-term interest rate to cover all twelve countries.

The UK government continues to support EMU entry in principle, but has decided the UK will not adopt the single currency until it is in the UK’s economic interests, with a positive referendum vote. The Chancellor of the Exchequer has laid down five key economic conditions for UK participation. An assessment of these five tests took place in June 2003, resulting in the publication of HM Treasury’s assessment, the 18 supporting EMU studies, and a third outline National Changeover Plan. While indicating that these five economic tests have yet to be fully met, the government has set out a programme of economic reforms and structural assessments necessary to achieve readiness for entry.

The Group continues to co-operate with the UK government, and to work within the financial services sector, to develop thinking and plans regarding a range of practical issues that would arise if the UK were to decide to enter EMU. In particular, the Group continues its involvement in discussions as to how a phased transition could be achieved, in order to minimise cost and risk. In addition, due attention is being paid to the implications, for elements of the Group and for customers, of the introduction of euro notes and coins and the withdrawal of sterling.

Uncertainty continues on the likelihood and timing of the euro being introduced in the UK. It is not possible to estimate with any degree of certainty the ultimate cost of making systems and operations fully compliant. Expenditure in the year ended 31 December 2003 in preparation for the possible introduction of the euro in the UK was minimal.

Supervision and regulation

1 United Kingdom

1.1 The regulatory regime applying to the UK financial services industry

The Financial Services and Markets Act 2000 (“FSMA 2000”), containing an integrated legislative framework for regulating most of the UK financial services industry, came into force at the end of 2001. This established the Financial Services Authority (the “FSA”) as the single statutory regulator responsible for regulating deposit taking, insurance and investment business in the UK.

Under the FSMA 2000, businesses require the FSA’s permission to undertake specified types of activities including entering into and carrying out contracts of insurance; managing, dealing in or advising on, investments; accepting deposits; and issuing electronic money (“regulated activities”). The FSA has published detailed regulatory requirements contained in a Handbook of Rules and Guidance.

The FSA’s statutory objectives are to maintain confidence in, and to promote public understanding of, the UK financial system; to secure an appropriate degree of consumer protection; and to reduce the scope for financial crime. In achieving these objectives, the FSA must take account of certain “principles of good regulation” which include recognising the responsibilities of authorised firms’ own management, facilitating innovation and competition and acting proportionately in imposing burdens on the industry.

1.2 Authorised firms in the Group

Currently, around 30 companies in the Group, spanning a range of financial services sectors (banking, insurance and investment business), are authorised and regulated to conduct regulated activities by the FSA. These companies are referred to as ‘authorised firms.’

The FSA supervises the banking business of the UK-based banks in the Group, including The Royal Bank of Scotland plc, National Westminster Bank Plc, Coutts & Co, Ulster Bank Limited and Tesco Personal Finance Limited.

General insurance business is principally undertaken by companies in the Direct Line and Churchill Insurance Groups, which form part of the RBS Insurance division, whilst life insurance business is undertaken by Royal Scottish Assurance plc and National Westminster Life Assurance Limited (with the Group’s joint venture partner, the AVIVA Group) and Direct Line Life Insurance Company Limited. Investment management business is principally undertaken by companies in the Wealth Management Division, including Adam & Co Investment Management Limited and Coutts & Co Investment Management Limited.

1.3 The FSA’s regulatory approach and supervisory standards

The regulatory regime focuses on the risks to the FSA of not meeting its statutory objectives and uses the full range of regulatory tools (including the authorisation of firms, rule-making, supervision, investigation and enforcement) available to the FSA. It is founded on a risk based, integrated approach to regulation.

The FSA can request information from and give directions to, authorised firms. It may also require authorised firms to provide independent reports prepared by professionals. The FSA can exercise indirect control over the holding companies of authorised firms via its statutory powers to object to persons who are, or will become, “controllers” of these firms.

Given the number of authorised firms in the Group and the range and complexity of business undertaken by them, the FSA has carried out a comprehensive risk assessment of these firms and generally, they are subject to direct and on-going FSA supervision.

Setting standards for firms

The FSA carries out the prudential supervision and conduct of business regulation of all authorised firms and also regulates the conduct of their business in the UK.

Currently, the application of its conduct of business rules to banking business and general insurance business is limited but the FSA will be assuming powers to regulate general insurance intermediation activities from January 2005 (as noted below) and this will have a significant impact on that sector.

Prudential supervision includes monitoring the adequacy of a firm’s management, its financial resources and internal systems and controls. Firms are required to submit regular returns to the FSA which provide material for supervisory assessment. Different prudential requirements have applied to different sectors of the financial services industry. However, the FSA has prepared an Integrated Prudential Sourcebook (aimed at applying a more harmonised and consistent approach to prudential regulation across the whole industry) and this is expected to be implemented in stages, from the end 2004 until the end of 2006.

The EU Financial Groups Directive comes into force on 1 January 2005 and is to be implemented as part of the Integrated Prudential Sourcebook. This will create an additional set of regulatory requirements recognising the insurance, investment and banking business of the Group as a financial conglomerate with banking, investment and insurance businesses.

Many of the standards relating to the capital which firms must hold to absorb losses arising from risks to its business are determined by EC legislation or are negotiated internationally. The current capital adequacy regime requires firms to maintain certain levels of capital, of certain specified types (or tiers), against particular business risks.

A parallel process of reviewing and revising the current EU Capital Adequacy requirements is also underway. This will impact on all European banks and investment firms. The EU Risk Based Capital Directive is expected to be finalised in 2004 so that it can be implemented by Member States in parallel with Basel II, at the end of 2006. In the UK, the relevant changes will be implemented via changes to the FSA’s Integrated Prudential Sourcebook.

In its supervisory role, the FSA sets requirements relating to matters such as consolidated supervision, capital adequacy, liquidity, large exposures, and the adequacy of accounting procedures and controls. Banks are required to set out their policy on “large exposures” and to inform the FSA of this. The policy must be reviewed annually and any significant departures from policies must be discussed with the FSA. Large exposures must be monitored and controlled.

As regards the insurance industry, the FSA’s primary objective is to regulate and supervise the industry so that policyholders may have confidence that they have bought appropriate products, that UK insurers are able to meet

Additional information (continued)

Supervision and regulation (continued)

their liabilities and that they treat customers fairly. The FSA sets requirements relating to “margins of solvency” (i.e. the excess of the value of assets over the amount of liabilities). Companies carrying out insurance business are required to submit regular statistical returns covering reserves and solvency, to the FSA. Recently, the FSA has decided that fundamental changes need to be made to the way in which this sector is regulated. Certain changes have already been introduced to the prudential regulation of insurers but the FSA is considering further improvements to increase the capital requirements of both life and non-life insurers.

From the beginning of 2005, FSA’s remit will also be extended to cover regulation of the sale and administration of general insurance and certain other types of insurance contracts.

Firms must also meet standards relating to their senior management arrangements and internal systems and controls and must comply with rules designed to reduce the scope for firms to be used for money laundering. The FSA continues to supervise compliance with anti-money laundering obligations closely and new legislation and amended rules are scheduled to come into force in 2004.

Conduct of business standards essentially govern key aspects of firms’ relationships with customers, and require the provision of clear and adequate information, the managing of conflicts of interest and the recommending of products suitable to the needs of customers. The marketing of financial products (particularly investment products) is subject to detailed requirements.

The FSA’s Conduct of Business Rules currently require authorised firms in the Group such as the Royal Bank and NatWest to determine whether to market the “packaged products” (i.e. personal pensions, life assurance, collective investment schemes and investment trust savings schemes) of only one company or group, or to become an independent intermediary, providing customers with advice across a broader range of products (this is called the “polarisation regime” and was introduced as a consumer protection mechanism). A group of persons allied together for purposes of marketing packaged products is referred to as a “marketing group”.

Currently, Group companies are members of one of two marketing groups – The RBS Marketing Group or the NatWest Marketing Group. The Royal Bank markets the packaged products of the RBS Marketing Group through its branches and NatWest (and its subsidiary, Ulster Bank Limited) markets the NatWest Marketing Group packaged products through its branches and, at present, under the FSA’s rules, neither The Royal Bank nor NatWest (or Ulster Bank Limited) are permitted to advise on packaged products more generally. Independent advice is available to customers through the Royal Bank of Scotland Group Independent Financial Services Limited.

Recognising both the substantial anti–competitive effects of the polarisation regime and the fact that it generates little consumer benefits, the FSA has decided to abolish this regime and these changes are expected to be implemented in 2004.

Focus on customers

An important element of securing an appropriate degree of consumer protection is ensuring that suitable arrangements are made for dealing with customer complaints. Firms are required to establish appropriate internal complaint handling procedures and to report complaints statistics to the FSA. Where an issue cannot be resolved by the parties it may be referred for independent assessment to a complaints scheme run by the Financial Ombudsman Service.

The Financial Services Compensation Scheme (financed by levies on authorised firms) is available to provide compensation up to certain limits if a firm collapses owing money to investors, depositors or policyholders.

1.4 Enforcement

Where appropriate, the FSA may discipline and/or prosecute for breaches of the legislative or regulatory requirements. It works closely with the criminal authorities and uses both civil and criminal powers. It can withdraw a firm’s authorisation, discipline firms and individuals, prosecute for various offences and require funds to be returned to customers.

The FSA also has powers under certain consumer legislation to take action against authorised firms to address unfair terms in financial services consumer contracts.

1.5 Extension of the FSA’s responsibilities

From 31 October 2004, the scope of the FSA’s responsibilities will be widened to cover the regulation and supervision of mortgage lending and administration and the provision of mortgage advice. Arrangements relating to the sale and administration of general insurance (and certain other insurance) contracts will become regulated from January 2005. All of these types of activities are undertaken by companies in the Group and this extension of the scope of statutory regulation is likely to have a significant impact on how the relevant businesses operate in the future.

1.6.Other relevant UK agencies and Government departments

Consumer credit issues are covered by the Department of Trade and Industry (”DTI“) and the Office of Fair Trading (“OFT”) and competition issues are dealt with by the OFT.

The business of granting consumer credit is heavily regulated. Aspects of the consumer credit business are currently being reviewed, at both national and EU levels. Changes to UK legislation are expected to be implemented in late 2004. The DTI also has responsibility for company law matters. Various aspects of company law are currently being reviewed, at both national and EU levels. Some proposals have already been adopted and further changes are expected.

The Competition Commission recommended a number of pricing and behavioural remedies following its inquiry into the UK market for small business banking. The Group has implemented the pricing remedies with effect from 1 January 2003 and offered the Group’s SME customers interest on current accounts. The Group has also given undertakings to implement the behavioural remedies. These behavioural remedies include measures to ease the process of switching of accounts between banks and to enable terms and conditions to be compared between banks and were implemented on 31 December 2003, as required by the OFT.

1.7 The European dimension

A considerable amount of the recent UK financial services regulation emanates via the European Union as part of its Financial Services Action Plan (“FSAP”). The primary objective of the FSAP is the completion of a single European market in financial services and specifically the establishment of a single wholesale market, an open and secure retail market and state-of-the-art prudential rules and supervision within the EU Member States. Work under the FSAP is expected to be completed by 2005. This initiative has generated (and will continue generating, for the foreseeable future) a number of EU Directives all requiring to be implemented in EC Member States (including the UK).

2 United States

As the indirect parent of Citizens’ subsidiary banks, the company is a bank holding company within the meaning of, and subject to regulation under, the US Bank Holding Company Act of 1956, as amended (the “BHCA”), by the Board of Governors of the Federal Reserve System (the “Board”). Under current Board policy, the company is expected to act as a source of financial strength to its US bank subsidiaries. The BHCA generally prohibits the company from acquiring, directly or indirectly, the ownership or control of more than 5% of the voting shares of any company engaged in non-banking activities in the United States unless the Board has determined, by order or regulation, that such activities are so closely related to banking or managing or controlling banks as to be a proper incident thereto. In addition, the BHCA requires the company to obtain the prior approval of the Board before acquiring, directly or indirectly, the ownership or control of more than 5% of the voting shares of any US bank or bank holding company. However, the US Gramm-Leach-Bliley Act of 1999 (the "GLBA") permits bank holding companies that have met certain eligibility criteria and elected to become 'financial holding companies' to engage in a significantly broader range of non-banking activities than those described above. Under the GLBA and related Board regulations, the company has elected to become a financial holding company effective as of 11 February 2004.

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

3 Regulatory developments for capital and risk management

The Basel Committee on Banking Supervision, which meets at the Bank of International Settlements in Switzerland, sets the standards for firm’s weighted risk asset calculations and associated regulatory capital triggers. This Committee is updating the existing regulatory capital rules and has targeted the middle of 2004 to agree the new framework, called Basel II. Full adoption of these new rules is expected from the end of December 2006.

Application of Basel II differs between jurisdictions. In the EU, the Accord becomes law through the Risk Based Capital Directive (or CAD3) and associated changes to national laws or regulatory guidelines (for example the FSAs Integrated Prudential Sourcebook). Within the US, regulators have the flexibility to implement the Accord directly, after a Final Notice of Prudential Rulemaking. The EU is applying the Accord to all banks and investment firms. The US is taking a different approach, mandating that their largest internationally active banks use the ‘Advanced’ approaches for credit and operational risk calculations; other banks can either remain on Basel l or ‘opt-into’ Basel ll. Our US subsidiary, Citizens, currently falls outside the group of mandated Basel ll banks for purposes of US regulation.

The Accord, based around three Pillars of Minimum Capital Requirements (Pillar 1), Supervisory Review (Pillar 2) and Market Discipline (Pillar 3), presents a fundamental change to the current capital adequacy regime and will have wide ranging consequences for the banking industry as a whole. The Group is actively involved in dialogue with various regulatory groups and is taking the necessary steps to prepare for the new Accord.

Description of property and equipment

The Group operates from a number of locations worldwide, principally in the UK. At 31 December 2003, The Royal Bank and NatWest (including their subsidiaries) had 636 and 1,634 retail branches, respectively, in the UK. Citizens had 866 retail banking offices (including in-store branches) covering Rhode Island, Connecticut, Massachusetts, New Hampshire, Pennsylvania, Delaware, and New Jersey. A substantial majority of the UK branches are owned by the Royal Bank, NatWest and their subsidiaries or are held under leases with unexpired terms of over 50 years. The Group’s principal properties include its headquarters at St Andrew Square, Edinburgh, its principal offices in London at 135 and 280 Bishopsgate and the Drummond House administration centre located at South Gyle, Edinburgh. A new corporate headquarters is being developed at Gogarburn, Edinburgh.

Additional information continued

Description of property and equipment (continued)

Freehold and long leasehold properties are revalued on a rolling basis, each property being valued at least once every five years. Interim valuations outwith the five year cycle are carried out on properties where there is an indication that its value has changed significantly, given market conditions. Any increase or deficit on revaluation is reflected in the carrying value of premises at that time. Any impairment in the value of premises where there is a clear consumption of economic benefits is charged in full to the profit and loss account. Other impairments of premises are charged to the profit and loss account after eliminating any previous revaluation surplus on the premises. Any profit from the sale of revalued premises is calculated by deducting the revalued amount from the net proceeds. The revaluation of premises at 31 December 2003 resulted in a £69 million decrease in property revaluation reserves.

Total capital expenditure on premises, computers and other equipment for the year ended 31 December 2003 was £2,613 million (2002 – £872 million; 2001 – £515 million).

Major shareholders

Details of major shareholders in the company’s ordinary and preference shares are given on page 65.

With the exception of Santander Central Hispano S.A. which sold 86.7 million ordinary shares shares representing 2.9% of the company’s ordinary share capital on 25 November 2002, there have been no significant changes in the percentage ownership of major shareholders of the company’s ordinary and preference shares during the three years ended 31 December 2003. All shareholders within a class of the company’s shares have the same voting rights. The company is not directly or indirectly owned or controlled by another corporation or any foreign government.

At 18 February 2004, the directors of the company had options to purchase a total of 1,686,815 ordinary shares of the company.

Santander Central Hispano, S.A. has agreed to vote its holding of the company’s ordinary shares in accordance with the recommendation or directions of the Board of directors of the company.

As at 31 December 2003, 94% of the company’s US$ denominated preference shares were held by shareholders registered in the US. All other shares were predominantly held by shareholders registered outside the US.

Material contracts

The company and its subsidiaries are party to various contracts in the ordinary course of business. For the year ended 31 December 2003, there have been no material contracts entered into outside the ordinary course of business.

Shareholder information

Contents

Financial calendar	170

Shareholder enquiries	170

Capital gains tax	170

Analyses of ordinary shareholders	171

Trading market	171

Memorandum and articles of association	173

Taxation for US holders	173

Exchange controls	177

Documents on display	178

Important addresses	178

Principal offices	178

Shareholder information

Financial calendar
Annual general meeting	29 April 2004 at 2.00 pm,
Edinburgh International Conference Centre,
The Exchange, Morrison Street, Edinburgh

Interim results	3 August 2004
Final results	24 February 2005

Dividends
Payment dates:
*Ordinary shares (2003 Final)	4 June 2004
Ordinary shares (2004 Interim)	October 2004
Cumulative preference shares	31 May and 31 December 2004
Non-cumulative dollar preference shares	31 March, 30 June, 30 September and 31 December 2004
Ex-dividend dates:
Ordinary shares (2003 Final)	10 March 2004
Cumulative preference shares	5 May 2004
Record dates:
Ordinary shares (2003 Final)	12 March 2004
Cumulative preference shares	7 May 2004

*	If the necessary approvals are obtained from shareholders at the annual general meeting on 29 April 2004, as an alternative to cash, a scrip dividend election will be offered and shareholders will receive details of this by letter after that date.

Shareholder enquiries
Shareholdings in the company may be checked by visiting our website (www.rbs.co.uk/shareholder). You will need the shareholder reference number printed on your share certificate or tax voucher to gain access to this information.

Braille and audio Annual Review and Summary Financial Statement
Shareholders requiring a Braille or audio version of the Annual Review and Summary Financial Statement should contact the Registrar on 0870 702 0135.

ShareGift
The company is aware that shareholders who hold a small number of shares may be retaining these shares because dealing costs make it uneconomical to dispose of them. ShareGift, the charity share donation scheme is a free service operated by The Orr Mackintosh Foundation (registered charity 1052686) to enable shareholders to donate unwanted shares to charity.

Should you wish to donate your shares to charity in this way you should contact ShareGift for further information:

ShareGift, The Orr Mackintosh Foundation, 46 Grosvenor Street, London W1K 3HN Tel: 020 7337 0501 www.ShareGift.org

Donating your shares in this way will not give rise to either a gain or a loss for UK capital gains tax purposes and you may be able to reclaim UK income tax on gifted shares. Further information can be obtained from the UK Inland Revenue or your local tax office.

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

The information set out above is intended as a general guide only and is based on current United Kingdom legislation and Inland Revenue practice as at this date. This information deals only with the position of individual shareholders who are resident in the United Kingdom for tax purposes, who are the beneficial owners of their shares and who hold their shares as an investment. It does not deal with the position of shareholders other than individual shareholders, shareholders who are resident outside the United Kingdom for tax purposes or certain types of shareholders, such as dealers in securities.

Analyses of ordinary shareholders at 31 December 2003

	shareholdings	millions	% of total

Individuals	169,290	243.3	8.2
Banks and nominee companies	24,177	2,472.1	83.4
Investment trusts	146	0.8	—
Insurance companies	364	27.6	0.9
Other companies	2,539	190.7	6.5
Pension trusts	37	13.9	0.5
Other corporate bodies	103	14.9	0.5

	196,656	2,963.3	100.0

Range of shareholdings:
10,000,001–1,000	128,606	45.7	1.5
10,001,001–10,000	62,389	170.9	5.8
10,010,001–100,000	4,339	108.2	3.7
11,100,001–1,000,000	974	308.9	10.4
11,000,001–10,000,000	301	847.8	28.6
10,000,001 and over	47	1,481.8	50.0

	196,656	2,963.3	100.0

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

At 31 December 2003, there were 264 registered shareholders of Series D ADSs, 147 registered shareholders of Series E ADSs, 160 registered shareholders of Series F ADSs, 103 registered shareholders of Series G ADSs, 96 registered shareholders of Series H ADSs, 123 registered shareholders of Series I ADSs, 74 registered shareholders of Series J ADSs and 65 registered shareholders of Series K ADSs.

On 29 March 1994 and 23 June 2003, respectively, the company issued 8,000,000 Exchangeable Capital Securities, Series A and 34,000,000 Exchangeable Capital Securities, Series B (together, the “X-CAPs”), each in connection with a public offering in the United States. The X-CAPs are listed on the NYSE and trade under the symbol ‘RBSPRX’ and ’RBSPRY‘. Currently, there is no non-US market for the X-CAPs.

The ADSs, the X-CAPs and the perpetual regulatory tier one securities (“PRO’s”) are listed on the NYSE.

Shareholder information continued

The following table shows the high and low sales prices for each of the outstanding ADSs, X-CAPs and PROs for the periods indicated, as reported on the NYSE composite tape:

Figures in US$		Series D ADSs	Series E ADSs	Series F ADSs	Series G ADSs	Series H ADSs	Series I ADSs	Series J ADSs	Series K ADSs	Series A X-CAPs	Series B X-CAPs	PROs(1)

By month
March 2004	High	28.10	29.09	29.45	25.90	25.67	26.26	27.10	29.10	26.66	25.09	125.14
	Low	27.15	28.02	27.51	25.19	25.07	25.60	26.17	27.35	25.70	24.66	120.32
February 2004	High	27.80	28.55	28.05	25.80	25.46	26.25	26.90	27.76	26.10	24.78	121.41
	Low	27.15	27.91	27.62	25.39	25.33	25.89	26.50	27.37	25.86	24.58	119.37
January 2004	High	27.36	28.41	28.15	25.70	25.46	26.06	26.85	27.60	26.61	24.88	122.59
	Low	26.69	28.16	27.70	25.43	25.24	25.80	26.46	27.21	26.03	24.46	116.87
December 2003	High	27.69	29.16	28.30	25.80	25.76	26.45	27.43	27.90	27.15	24.86	120.21
	Low	26.86	28.20	27.67	25.25	25.10	25.77	26.48	27.30	26.35	24.23	116.74
November 2003	High	27.65	29.02	28.19	25.76	25.85	26.50	27.15	27.80	27.10	24.40	119.96
	Low	27.38	28.32	27.75	25.42	25.40	25.86	26.40	27.35	26.50	23.88	115.80
October 2003	High	27.75	29.05	28.50	25.62	25.73	26.18	27.20	27.49	26.52	23.75	118.73
	Low	26.95	27.92	27.80	25.26	25.42	25.86	26.35	26.87	26.06	23.12	112.70

By quarter
2004: First quarter	High	28.10	29.08	28.45	25.90	25.67	26.26	27.10	28.10	26.66	25.09	125.14
	Low	26.69	27.91	27.51	25.15	25.07	25.60	26.17	27.21	25.70	24.46	116.87
2003: Fourth quarter	High	27.75	29.16	28.50	25.80	25.85	26.50	27.43	27.90	27.15	24.86	120.21
	Low	26.86	27.92	27.67	25.25	25.10	25.77	26.35	26.87	26.06	23.12	112.70
2003: Third quarter	High	28.30	29.15	28.97	25.85	26.04	27.12	27.19	27.84	27.00	24.78	123.89
	Low	27.24	27.30	27.20	25.23	25.28	25.65	26.30	26.05	26.00	22.25	111.06
2003: Second quarter	High	29.00	29.20	29.05	25.96	26.35	27.19	27.89	28.20	27.25	24.78	130.78
	Low	27.25	27.70	27.41	25.16	25.51	26.20	26.94	27.15	26.50	24.64	113.27
2003: First quarter	High	28.90	29.00	28.12	26.00	26.40	27.40	28.00	27.79	27.15	—	119.11
	Low	26.76	27.01	27.03	25.00	25.35	26.11	26.59	26.85	26.45	—	113.79
2002: Fourth quarter	High	27.77	28.20	28.00	25.63	26.00	26.90	27.09	27.24	27.00	—	116.36
	Low	26.07	26.52	26.25	25.00	25.08	25.40	26.35	26.00	26.40	—	100.07
2002: Third quarter	High	27.69	27.80	27.65	25.73	26.05	27.08	27.50	27.30	26.98	—	114.08
	Low	25.90	26.28	25.50	24.50	25.00	24.70	26.25	24.90	26.05	—	101.21
2002: Second quarter	High	27.60	27.26	26.55	25.50	25.48	26.20	27.29	26.38	26.90	—	106.74
	Low	25.74	25.90	25.23	24.46	24.27	25.03	25.45	24.79	25.50	—	101.70
2002: First quarter	High	27.15	27.50	27.35	25.69	26.00	26.66	27.47	26.23	26.65	—	106.97
	Low	25.85	25.53	25.15	24.46	24.49	24.50	25.65	24.80	25.35	—	101.05

By year
2003 (2)	High	29.00	29.20	29.05	26.00	26.40	27.40	28.00	28.20	27.25	24.86	130.78
	Low	26.76	27.01	27.03	25.00	25.10	25.65	26.30	26.05	26.00	22.25	111.06
2002 (2)	High	27.77	28.20	28.00	25.73	26.05	27.08	27.50	27.30	27.00	—	116.36
	Low	25.74	25.53	25.15	24.46	24.27	24.50	25.45	24.79	25.35	—	100.07
2001 (2)	High	27.99	27.94	27.20	25.86	27.15	27.00	28.85	26.95	27.20	—	106.44
	Low	25.38	25.25	24.31	22.94	22.75	24.63	24.80	22.17	25.50	—	96.58
2000 (3)	High	25.50	25.31	24.63	23.00	22.94	25.00	25.50	—	26.00	—	—
	Low	20.63	19.81	19.13	18.88	17.63	19.63	21.13	—	21.56	—	—
1999 (4)	High	28.00	27.90	27.25	25.75	25.45	25.20	25.00	—	28.15	—	—
	Low	24.80	24.70	24.15	21.50	21.30	23.50	25.00	—	24.45	—	—

Notes:
(1)	Price quoted as a % of US$1,000 nominal.
(2)	Year ended 31 December.
(3)	15 months ended 31 December.
(4)	Year ended 30 September.

Memorandum and articles of association
A summary of certain terms of the company’s Memorandum of Association (the “Memorandum”) and Articles of Association (the “Articles”) as in effect at the date of this annual report and certain relevant provisions of the Companies Act 1985, as amended (the “Act”) as relevant to the holders of any class of share is contained in the company’s Report and Accounts 2002 incorporating the Annual Report on Form 20-F for the year ended 31 December 2002, which summary is incorporated by reference into this annual report. The summary description is qualified in its entirety by reference to the terms and provisions of the Memorandum and Articles. The Memorandum and Articles are registered with the Registrar of Companies of Scotland. Holders of any class of share are encouraged to read the full Memorandum and Articles, which have been filed with the SEC.

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

The statements and practices set forth below regarding US and UK tax laws (including the US/UK double taxation convention relating to income and capital gains) which entered into force on 31 March 2003 (the “New Treaty”), the prior US/UK double tax convention relating to income and capital gains (the “Prior Treaty”) and the US/UK double taxation convention relating to estate and gift taxes (the “Estate Tax Treaty”) are based (i) on those laws and practices as in force and as applied in practice on the date of this Report and (ii) in part, on representations of the depository, and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. The US Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming, by US Holders of ADRs, of foreign tax credits for US federal income tax purposes. Accordingly, the analysis of the creditability of UK taxes described below could be affected by future actions that may be taken by the US Treasury. This summary is not exhaustive of all possible tax considerations and holders are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US federal, state, local and other laws, and possible changes in taxation law, of the acquisition, ownership and disposition of non-cumulative dollar preference shares, ADSs evidenced by ADRs, X-CAPs or PROs by consulting their own tax advisers.

References below to “the Treaty” are references to either the Prior Treaty or the New Treaty as applicable.

For the purposes of the New Treaty and the Estate Tax Treaty and for purposes of the US Internal Revenue Code of 1986, as amended (the “Code”), US Holders of ADRs will be treated as owners of the non-cumulative dollar preference shares underlying such ADRs.

Preference shares or ADSs evidenced by ADRs Taxation of dividends
The company is not required to withhold tax at source from dividend payments it makes or from any amount (including any amounts in respect of accrued dividends) distributed by the company.

Subject to applicable limitations that may vary depending upon a holder’s individual circumstances, dividends to noncorporate US Holders in taxable years beginning before 1 January 2009 will be taxable at a maximum tax rate of 15%. Noncorporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

The New Treaty applies to dividend payments after 1 May 2003. If a US Holder would have been entitled to greater benefits under the Prior Treaty, that US Holder may elect to continue to apply the Prior Treaty until 1 May 2004.

New Treaty
Because payments of dividends by the company to non-UK investors are not subject to UK withholding tax, it is not necessary to apply the New Treaty in order to receive a reduced rate of withholding. Since there is no UK withholding tax on payments of dividends to US Holders, US Holders will not be entitled to a foreign tax credit for foreign taxes paid as a result of the payment of dividends by the company.

Prior Treaty – effect of UK tax credit
An individual shareholder who is resident in the UK for UK tax purposes and who receives a dividend from the company is entitled to claim a tax credit in the UK against its income tax liability attributable to the dividend. Although a US Holder that receives a dividend from the company will not be entitled to this UK tax credit, under the Prior Treaty, certain US Holders may treat an amount equal to this credit (the “Tax Credit Amount”) as a tax paid to the UK taxing authorities, for which such US Holder may claim a US foreign tax credit. A US Holder that makes that election described above must include the Tax Credit Amount in its income and will generally be entitled, subject to certain limitations, to a credit against its US federal income tax liability equal to the Tax Credit Amount.

For foreign tax credit purposes, dividends paid by the company with respect to the non-cumulative dollar preference shares (and any Tax Credit Amount Included) will generally constitute ‘passive income’ or, in the case of certain US Holders, ‘financial services income’.

Shareholder information continued

Taxation for US Holders (continued)
Taxation of capital gains
A US Holder that is not resident (or, in the case of an individual, ordinarily resident) in the UK will not normally be liable for UK tax on capital gains realised on the disposition of such holder’s non-cumulative dollar preference share or ADR unless at the time of the disposal, in the case of a corporate US Holder, such US Holder carries on a trade, in the UK through a permanent establishment or, in the case of any other US Holder, such US Holder carries on a trade, profession or vocation in the UK through a UK branch or agency and such non-cumulative dollar preference share or ADR is or has been used, held or acquired by or for the purposes of such trade (or profession or vocation), permanent establishment, branch or agency. Special rules apply to individuals who are temporarily not resident or ordinarily resident in the UK.

An exchange by a US Holder of non-cumulative dollar preference shares or ADRs for other shares in the company will not give rise to a charge to UK tax on capital gains even if such US Holder would be subject to tax on a disposal of such holder’s non-cumulative dollar preference shares or ADRs.

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

A US Holder who is liable for both UK and US tax on a gain recognised on the disposal of the non-cumulative dollar preference share or ADR will generally be entitled, subject to certain limitations, to credit the UK tax against its US federal income tax liability in respect of such gain.

Estate and gift tax
A non-cumulative dollar preference share or ADR held by an individual, whose domicile is determined to be the United States for purposes of the Estate Tax Treaty and who is not a national of the UK, will not be subject to UK inheritance tax on the individual’s death or on a lifetime transfer of the non-cumulative dollar preference share or ADR, except in certain cases where the non-cumulative dollar preference share or ADR (i) is comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the UK); (ii) is part of the business property of a UK permanent establishment of an enterprise; or (iii) pertains to a UK fixed base of an individual used for the performance of independent personal services. The Estate Tax Treaty generally provides a credit against US federal tax liability for the amount of any tax paid in the UK in a case where the non-cumulative dollar preference share or ADR is subject both to UK inheritance tax and to US federal estate or gift tax.

UK stamp duty and stamp duty reserve tax (“SDRT”)
The following is a summary of the UK stamp duty and SDRT consequences of transferring an ADR in registered form (otherwise than to the custodian on cancellation of the ADS) or of transferring a non-cumulative dollar preference share.

A transfer of a registered ADR executed and retained in the US will not give rise to stamp duty and an agreement to transfer a registered ADR will not give rise to SDRT.

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

Payments (including any UK tax withheld there from, as to which see below) will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the company, as determined for US federal income tax purposes. Payments will not be eligible for the dividends received deduction allowed to corporations. For foreign tax credit limitation purposes, payments will generally constitute ‘passive income’, or in the case of certain US Holders, ‘financial services income’.

Subject to applicable limitations that may vary depending upon a holder’s individual circumstances, dividends to noncorporate US Holders in taxable years beginning before 1 January 2009 will be taxable at a maximum tax rate of 15%. Noncorporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

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

United Kingdom
Taxation of payments of interest
Payments on the X-CAPs will constitute interest rather than dividends for UK withholding tax purposes. However, the X-CAPs will constitute “quoted eurobonds within the meaning of section 349 of the Income and Corporation Taxes Act 1988 and therefore payments of interest will not be subject to withholding or deduction for or on account of UK taxation as long as X-CAPs are and remain at all times listed on the New York Stock Exchange or some other ‘recognised stock exchange’ within the meaning of section 841 of the Income and Corporation Taxes Act 1988. So long as the X-CAPs are so listed, withholding will not be required whether the X-CAPs are in bearer or registered form. In all other cases an amount must be withheld on account of UK income tax at the lower rate (currently 20%) subject to any direction to the contrary by the Inland Revenue under the Treaty and except that the withholding obligation is disapplied in respect of payments to persons who the company reasonably believes are within the charge to corporation tax or fall within various categories enjoying a special tax status (including charities and pension funds), or are partnerships consisting of such persons (unless the Inland Revenue directs otherwise).

If interest were paid under deduction of UK income tax (e.g. if the X-CAPs lost their listing), US Holders may be able to claim a refund of the tax deducted under the Treaty.

Any paying agent or other person through whom interest is paid to, or by whom interest is received on behalf of, an individual, may be required to provide information in relation to the payment and the individual concerned to the UK Inland Revenue. The Inland Revenue may communicate this information to the tax authorities of other jurisdictions.

The UK Inland Revenue confirmed at around the time of issue of the X-CAPs that interest payments should not be treated as distributions for UK tax purposes (i) by reason of the fact that interest may be deferred under the terms of issue or (ii) by reason of the undated nature of the X-CAPs, provided that at the time an interest payment is made, the X-CAPs are not held by a company which is ‘associated’ with the company or by a ‘funded company’. A company will be associated with the company if, broadly speaking, it is in the same group as the company. A company will be a ‘funded company’ for these purposes if there are arrangements involving that company being put in funds (directly or indirectly) by the company, or an entity associated with the company. In this respect, the Inland Revenue has confirmed that a company holding an interest in X-CAPs which incidentally has banking facilities with any company associated with the company will not be a ‘funded company’ by virtue of such facilities.

Interest on the X-CAPs constitutes UK source income for tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding.

However, interest with a UK source received without deduction or withholding on account of UK tax will not be chargeable to UK tax in the hands of a US Holder unless, in the case of a corporate US Holder, such US Holder carries on a trade in the UK through a UK permanent establishment or in the case of other US Holders, such persons carry on a trade, profession or vocation in the UK through a UK branch or agency in connection with which the interest is received or to which the X-CAPs are attributable. There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers).

EU Directive on taxation of savings income
The European Union has adopted a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, Member States of the European Union will be required from a date not earlier than 1 January 2005 to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments unless during such period they elect otherwise.

Disposal (including redemption)
A disposal (including redemption) of X-CAPs by a US Holder, who is an individual or other non corporation tax payer, will not give rise to any liability to UK taxation on capital gains unless the US Holder carries on a trade (which for this purpose includes a profession or vocation) in the UK through a branch or agency and the X-CAPs are, or have been, held or acquired for the purposes of that trade, branch or agency. The exchange by such a US Holder of X-CAPs for ADRs pursuant to the company’s exercise of its exchange right will not give rise to a charge to UK tax on capital gains even if such US Holder would be subject to tax on a disposal of such Holder’s X-CAPs in accordance with the tax treatment referred to in the preceding paragraph.

A transfer of X-CAPs by a US Holder will not give rise to a charge to UK tax on accrued but unpaid interest payments, unless the US Holder is an individual or other non corporation tax payer and at any time in the relevant year of assessment or accounting period carries on a trade in the UK through a branch or agency to which the X-CAPs are attributable.

Annual tax charges
Corporate holders of X-CAPs may be subject to annual UK tax charges (or relief) by reference to fluctuations in exchange rates and in respect of profits, gains and losses arising from the X-CAPs, in place of the tax treatment referred to in the two preceding paragraphs but only if such corporate US Holders carry on a trade, profession or vocation in the UK through a UK permanent establishment to which the X-CAPs are attributable.

Shareholder information continued

Taxation for US Holders (continued)
Inheritance tax
X-CAPs in bearer form physically held outside the UK should not be subject to UK inheritance tax in respect of a lifetime transfer by, or the death of, a US Holder who is neither domiciled nor deemed to be domiciled in the UK for inheritance tax purposes. However, in relation to X-CAPs held through DTC (or any other clearing system), the position is not free from doubt and the Inland Revenue are known to consider that the situs of securities held in this manner is not necessarily determined by the place in which the securities are physically held. If X-CAPs in bearer form are or become situated in the UK, or if X-CAPs are held in registered form, there may be a charge to UK inheritance tax as a result of a lifetime transfer at less than fair market value by, or on the death of, such a US Holder. However, exemption from, or a reduction of, any such UK tax liability may be available under the Estate Tax Treaty in the same manner as for non-cumulative dollar preference shares. US Holders should consult their professional adviser in relation to such potential liability.

Stamp duty and SDRT
No UK stamp duty is payable on the transfer by delivery or redemption of bearer X-CAPs, whether in definitive form or in the form of one or more global X-CAPs. No SDRT is payable on any agreement to transfer bearer X-CAPs provided that the agreement is not made in contemplation of, or as part of an arrangement for, a takeover of the company.

No UK stamp duty will be payable in respect of any instrument of transfer of depositary interests representing X-CAPs, provided that any instrument relating to such a transfer is not executed in the UK, and remains at all times outside the UK. Depositary interests representing X-CAPs will not be “chargeable securities” for SDRT purposes and consequently a transfer of such depositary interests will not be subject to SDRT. Although the position is not clear, the transfer on the sale of X-CAPs in registered form may attract ad valorem UK stamp duty or (if an unconditional agreement to transfer X-CAPs is not completed by a duly stamped transfer) UK SDRT, generally, at the rate of 0.5% of the consideration paid, which, in the case of stamp duty, will be rounded up to £5 or multiples thereof. The transfer of X-CAPs in registered form (i) to, or to a nominee, or agent for, a person whose business is or includes issuing depositary receipts or (ii) to, or to a nominee for, a person whose business is or includes the provision of clearance services, may give rise to a liability to UK stamp duty or (to the extent that UK stamp duty is not paid on an instrument of transfer) UK SDRT, generally, at the rate of 1.5% of the price of the X-CAPs transferred, which, in the case of stamp duty, will be rounded up to £5 or multiples thereof. Such a transfer of X-CAPs in bearer form may give rise to a charge to UK SDRT, generally, at the rate of 1.5% of the price of the X-CAPs transferred. A charge to UK SDRT may also arise on the issue of X-CAPs whether in registered or bearer form (i) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts or (ii) to, or to a nominee for, a person whose business is or includes the provision of clearance services, generally at the rate of 1.5% of the price of the X-CAPs issued.

PROs
United States
Payments of interest on a PRO (including any UK tax withheld there from) will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the company, as determined for US federal income tax purposes. Payments will not be eligible for the dividends received deduction allowed to corporations. For foreign tax credit limitation purposes, payments will generally constitute ‘passive income’, or in the case of certain US Holders, ‘financial services income’. A US Holder who is entitled under the Treaty to a refund of UK tax, if any, withheld on a payment will not be entitled to claim a foreign tax credit with respect to such tax. See ‘United Kingdom – Taxation of Payments on the PROs’ below for a discussion of circumstances in which UK withholding may apply.

Subject to applicable limitations that may vary depending upon a holder’s individual circumstances, dividends to noncorporate US Holders in taxable years beginning before 1 January 2009 will be taxable at a maximum tax rate of 15%. Noncorporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

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

United Kingdom
Taxation of payments on the PROs
Payments on the PROs will constitute interest rather than dividends for UK withholding tax purposes. However, the PROs will constitute “quoted eurobonds” within the meaning of section 349 of the Income and Corporation Taxes Act 1988 and therefore payments of interest will not be subject to withholding or deduction for or on account of UK taxation as long as the PROs are and remain at all times listed on a ‘recognised stock exchange’ within the meaning of section 841 of the Income and Corporation Taxes Act 1988. So long as the PROs are so listed, withholding will not be required. In all other cases an amount must be withheld on account of UK income tax at the lower rate (currently 20%) subject to any direction to the contrary by the Inland Revenue under the Treaty and except that the withholding obligation is disapplied in respect of payments to persons who the company reasonably believes are within the charge to corporation tax or fall within various categories enjoying a special tax status (including charities and pension funds), or are partnerships consisting of such persons

(unless the Inland Revenue directs otherwise). Where interest has been paid under deduction of UK withholding tax, US Holders may be able to recover the tax deducted under the Treaty.

If interest were paid under deduction of UK income tax (e.g. if the PROs lost their listing), US Holders may be able to claim a refund of the tax deducted under the Treaty.

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

Interest on the PROs constitutes UK source income for tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding. However, interest with a UK source received without deduction or withholding on account of UK tax will not be chargeable to UK tax in the hands of a US Holder unless, in the case of a corporate US Holder, such US Holder carries on a trade in the UK through a UK permanent establishment or in the case of other US Holders, such persons carry on a trade, profession or vocation in the UK through a UK branch or agency in connection with which the interest is received or to which the PROs are attributable. There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers).

EU Directive on taxation of savings income
The European Union has adopted a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, Member States of the European Union will be required from a date not earlier than 1 January 2005 to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments unless during such period they elect otherwise.

Disposal (including redemption)
A disposal (including redemption) of PROs by a US Holder, who is an individual or other non corporation tax payer, will not give rise to any liability to UK taxation on capital gains unless the US Holder carries on a trade (which for this purpose includes a profession or a vocation) in the UK through a branch or agency and the PROs are, or have been, held or acquired for the purposes of that trade, branch or agency.

A transfer of PROs by a US Holder will not give rise to a charge to UK tax on accrued but unpaid interest payments, unless the US Holder is an individual or other non corporation tax payer and at any time in the relevant year of assessment or accounting period carries on a trade in the UK through a branch or agency to which the PROs are attributable.

Annual tax charges
Corporate holders of PROs may be subject to annual UK tax charges (or relief) by reference to fluctuations in exchange rates and in respect of profits, gains and losses arising from the PROs, in place of the tax treatment referred to in the two preceding paragraphs but only if such corporate US Holders carry on a trade, profession or vocation in the UK through a UK permanent establishment to which the PROs are attributable.

Inheritance tax
In relation to PROs held through DTC (or any other clearing system), the UK inheritance tax position is not free from doubt in respect of a lifetime transfer, or death of, a US Holder who is not domiciled nor deemed to be domiciled in the UK for inheritance tax purposes; the UK Inland Revenue are known to consider that the situs of securities held in this manner is not necessarily determined by the place where the securities are registered. In appropriate circumstances, there may be a charge to UK inheritance tax as a result of a lifetime transfer at less than fair market value by, or on the death of, such a US Holder. However, exemption from, or a reduction of, any such UK tax liability may be available under the Estate Tax Treaty. US Holders should consult their professional advisers in relation to such potential liability.

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

Shareholder information continued

Documents on display
Documents concerning the company may be inspected at 36 St Andrew Square, Edinburgh, EH2 2YB (telephone 0131 556 8555).

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

Important addresses
Shareholder enquiries
Registrar
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
Telephone: 0870 702 0135
Facsimile: 0870 703 6009

Group Secretariat
The Royal Bank of Scotland Group plc
42 St Andrew Square
Edinburgh EH2 2YE
Telephone: 0131 523 2471
Facsimile: 0131 557 6140

Registered office
36 St Andrew Square
Edinburgh EH2 2YB
Telephone: 0131 556 8555

Website
www.rbs.co.uk

Principal offices

The company
42 St Andrew Square
Edinburgh EH2 2YE

The Royal Bank of Scotland plc
42 St Andrew Square Edinburgh EH2 2YE
280 Bishopsgate London EC2M 4RB

National Westminster Bank Plc
135 Bishopsgate London EC2M 3UR

Citizens
Citizens Financial Group, Inc.
One Citizens Plaza Providence Rhode Island 02903 USA

Ulster Bank
11-16 Donegall Square East Belfast BT1 5UB
George’s Quay Dublin 2

RBS Insurance
Direct Line House 3 Edridge Road Croydon Surrey CR9 1AG
Churchill Court West Moreland Road Bromley BR1 1DP

RBS Greenwich Capital
600 Steamboat Road
Greenwich Connecticut 06830 USA

Coutts Group
440 Strand London WC2R 0QS

The Royal Bank of Scotland International Limited
Royal Bank House 71 Bath Street
St Helier Jersey Channel Islands JE4 8PJ

NatWest Offshore
23/25 Broad Street
St Helier Jersey Channel Islands JE4 8QG

The registered office of the company is 36 St Andrew Square
Edinburgh EH2 2YB (telephone 0131 556 8555).

The principal place of business of the company is
42 St Andrew Square, Edinburgh EH2 2YE
(telephone 0131 556 8555).

SEC Form 20-F cross reference guide

Item	Item Caption	Pages

PART I
1	Identity of Directors, Senior Management and Advisers	Not applicable

2	Offer Statistics and Expected Timetable	Not applicable

3	Key Information
	Selected financial data	150 - 153, 161
	Capitalisation and indebtedness	Not applicable
	Reasons for the offer and use of proceeds	Not applicable
	Risk factors	6

4	Information on the Company
	History and development of the Company	4 - 6, 64, 178
	Business overview	4 - 6, 164 - 168
	Organisational structure	4, 178
	Property, plant and equipment	168

5	Operating and Financial Review and Prospects
	Operating results	11 - 41
	Liquidity and capital resources	40 - 41, 50 - 53, 162 - 163
	Research and development, patents, licences etc	Not applicable
	Trend information	7, 161
	Off balance sheet arrangements	162-163
	Contractual obligations	163

6	Directors, Senior Management and Employees
	Directors and senior management	62 - 63
	Compensation	72 - 81
	Board practices	68 - 71
	Employees	37, 66 - 67
	Share ownership	66, 79, 82

7	Major Shareholders and Related Party Transactions
	Major shareholders	65, 168
	Related party transactions	166
	Interests of experts and counsel	Not applicable

8	Financial Information
	Consolidated statements and other financial information	86 - 148
	Significant changes	148

Item	Item Caption		Pages

9	The Offer and Listing
		Offer and listing details	171 - 172
		Plan of distribution	Not applicable
		Markets	171 - 172
		Selling shareholders	Not applicable
		Dilution	Not applicable
		Expenses of the issue	Not applicable

10	Additional Information
		Share capital	Not applicable
		Memorandum and articles of association	173
		Material contracts	168
		Exchange controls	177
		Taxation	173 - 177
		Dividends and paying agents	Not applicable
		Statement of experts	Not applicable
		Documents on display	178
		Subsidiary information	Not applicable

11	Quantitative and Qualitative Disclosure about Market Risk		42 - 59,
122 - 126,
154 - 160
12	Description of Securities other than Equity Securities		Not applicable

PART II
13	Defaults, Dividend Arrearages and Delinquencies		Not applicable

14	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable

15	Controls and Procedures.		68 - 71

16	[Reserved]

16A	A	Audit Committee financial expert	69
	B	Code of ethics	67
	C	Principal Accountant Fees and services	99
	D	Exemptions from the Listing Standards for Audit Committee	Not applicable

PART III
17	Financial Statements		Not applicable

18	Financial Statements		86 - 148

19	Exhibit Index		181
	Signature		182

Exhibit Index

Exhibit Number		Description

1.1	*	Memorandum and Articles of Association of The Royal Bank of Scotland Group plc

4.1	*	Service contract for Fred Goodwin

4.2		Service contract for Iain Robertson

4.3	*	Service contract for Norman McLuskie

4.3.1		Variation agreement to service contract for Norman McLuskie

4.4	*	Service contract for Fred Watt

4.5	*	Service contract for Gordon Pell

4.5.1	**	Variation agreement to service contract for Gordon Pell

4.6		Service contract for Lawrence Fish

7.1		Explanation of ratio calculations

8.1		Principal subsidiaries of The Royal Bank of Scotland Group plc

12.1		CEO certification required by Rule 13a-14(a)

12.2		CFO certification required by Rule 13a-14(a)

13.1		Certification required by Rule 13a-14(b)

14.1		Independent auditors’ consent

*Previously filed and incorporated by reference to Exhibits 1.1, 4.1 and 4.3 through 4.5 to the Group's Annual Report on Form 20-F for the fiscal year ended 31 December 2000 (File No. 1-10306).

**Previously filed and incorporated by reference to Exhibit 4.5.1 to the Group's Annual Report on Form 20-F for the fiscal year ended 31 December 2002 (File No. 1-10306).

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

The Royal Bank of Scotland Group plc
Registrant

/s/  Fred Watt
Frederick Inglis Watt
Group Finance Director

26 April 2004