Form 20-F
period 2004-12-31
ROYAL BANK OF SCOTLAND GROUP PLC
filed 2005-03-29
CIK 844150

FORM 20-F

(Mark one)	☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR	☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended		31 December 2004

OR	☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

Commission file number		1-10306

The Royal Bank of Scotland Group plc
Scotland
42 St Andrew Square, Edinburgh EH2 2YE United Kingdom

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares Series D, E, F, G, H, I, J, K, L and M each representing one Non-Cumulative Dollar Preference Share, Series D, E, F, G, H, I, J, K, L and M, respectively	New York Stock Exchange
Exchangeable Capital Securities, Series A	New York Stock Exchange
Non-Cumulative Dollar Preference Shares*	New York Stock Exchange
Dollar Perpetual Regulatory tier one securities, Series 1	New York Stock Exchange

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

Ordinary shares of 25 pence each	3,172,605,080	Non-cumulative dollar preference shares, Series D to M	153,000,000
Non-voting Deferred Shares	2,660,556,304	Non-cumulative convertible dollar preference shares, Series 1 to 3	1,900,000
11% cumulative preference shares	500,000	Non-cumulative euro preference shares, Series 1	1,250,000
5½% cumulative preference shares	400,000	Non-cumulative convertible euro preference shares, Series 1	750,000
		Non-cumulative convertible sterling preference shares, Series 1	200,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
	☒	YES	☐	NO

Indicate by check mark which financial statement item the registrant has elected to follow.	☐	Item 17	☒	Item 18

SEC Form 20-F cross reference guide

Item	Item Caption	Pages

PART I
1	Identity of Directors, Senior Management and Advisers	Not applicable
2	Offer Statistics and Expected Timetable	Not applicable
3	Key Information
	Selected financial data	148 - 151, 159
	Capitalisation and indebtedness	Not applicable
	Reasons for the offer and use of proceeds	Not applicable
	Risk factors	6
4	Information on the Company	17 - 20, 46 - 49, 103, 151 - 158
	History and development of the Company	4 - 6, 62, 92, 106, 166, 171, 183
	Business overview	4 - 5, 130 - 132, 162 - 165
	Organisational structure	4, 104, 183
	Property, plants and equipment	166
5	Operating and Financial Review and Prospects
	Operating results	12 - 41, 57, 122, 162 - 165
	Liquidity and capital resources	40 - 41, 50 - 53, 62, 121 - 124, 158, 160 - 165
	Research and development, patents and licences etc.	Not applicable
	Trend information	6 - 7, 159
	Off-balance sheet arrangements	160-161
	Contractual obligations	161
6	Directors, Senior Management and Employees
	Directors and senior management	60-61
	Compensation	70 - 79
	Board practices	61, 66 - 69, 73 - 75
	Employees	37
	Share ownership	64, 77 - 78, 80
7	Major Shareholders and Related Party Transactions
	Major shareholders	63, 166
	Related party transactions	133
	Interests of experts and counsel	Not applicable
8	Financial Information
	Consolidated statements and other financial information	84 - 145
	Significant changes	145

i

Item		Item Caption	Pages

9		The Offer and Listing
		Offer and listing details	170
		Plan of distribution	Not applicable
		Markets	169 - 170
		Selling shareholders	Not applicable
		Dilution	Not applicable
		Expenses of the issue	Not applicable
10		Additional Information
		Share capital	Not applicable
		Memorandum and articles of association	171 - 177
		Material contracts	166
		Exchange controls	182
		Taxation	177 - 181
		Dividends and paying agents	Not applicable
		Statement by experts	Not applicable
		Documents on display	182
		Subsidiary information	Not applicable
11		Quantitative and Qualitative Disclosures about Market Risk	42 - 58,
118 - 122,
152 - 158
12		Description of Securities other than Equity Securities	Not applicable

PART II
13		Defaults, Dividend Arrearages and Delinquencies	Not applicable
14		Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15		Controls and Procedures	69
16		[Reserved]
16A	A	Audit Committee financial expert	67
	B	Code of ethics	67
	C	Principal Accountant Fees and services	67, 96
	D	Exemptions from the Listing Standards for Audit Committee	Not applicable
	E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
No such purchases were made during the year ended 31 December 2004.

PART III
17		Financial Statements	Not applicable
18		Financial Statements	84 - 145
19		Exhibits	186
		Signature	187

ii

Operating and financial review

Contents

2	Presentation of information

3	Forward-looking statements

4	Description of business

6	Risk factors

6	Critical accounting policies

9	Accounting developments

12	Financial highlights

13	Summary consolidated profit and loss account

17	Analysis of results

25	Divisional performance

38	Consolidated balance sheet

40	Cash flow

41	UK GAAP compared with US GAAP

41	Capital resources

42	Risk management

Presentation of information

In the Report and Accounts, and unless specified otherwise, the term ‘company’ means The Royal Bank of Scotland Group plc, ‘RBS’ or the ‘Group’ means the company and its subsidiary undertakings, ‘the Royal Bank’ means The Royal Bank of Scotland plc and ‘NatWest’ means National Westminster Bank Plc.

The company publishes its financial statements in pounds sterling (“£” or “sterling”). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United Kingdom (“UK”). Reference to ‘dollars’ or ‘$’ are to United States of America (“US”) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘€’ represents the ‘euro’, the European single currency and the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of euros, respectively.

Certain information in this report is presented separately for domestic and foreign activities. Domestic activities primarily consist of the UK domestic transactions of the Group. Foreign activities comprise the Group’s transactions conducted through those offices in the UK specifically organised to service international banking transactions and transactions conducted through offices outside the UK.

The geographic analysis in the average balance sheet and interest rates, changes in net interest income and average interest rates, yields, spreads and margins in this report have been compiled on the basis of location of office – UK and Overseas. Management believes that this presentation provides more useful information on the Group’s yields, spreads and margins of the Group’s activities than would be provided by presentation on the basis of the domestic and foreign activities analysis used elsewhere in this report as it more closely reflects the basis on which the Group is managed. ‘UK’ in this context includes domestic transactions and transactions conducted through the offices in the UK which service international banking transactions.

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

In this report, the terms ‘UK GAAP’ and ‘US GAAP’ refer to generally accepted accounting principles (“GAAP”) in the UK and the US, respectively.

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

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

Operating and financial review

Description of business

Introduction

The Royal Bank of Scotland Group plc is the holding company of one of the world’s largest banking and financial services groups, with a market capitalisation of £55.6 billion at the end of 2004. Headquartered in Edinburgh, the Group operates in the UK, US and internationally through its two principal subsidiaries, the Royal Bank and NatWest. Both the Royal Bank and NatWest are major UK clearing banks whose origins go back over 275 years. In the US, the Group’s subsidiary, Citizens is ranked the eighth largest commercial banking organisation by deposits. The Group has a large and diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers.

The Group had total assets of £583 billion and ordinary shareholders’ equity of £27.3 billion at 31 December 2004. It is strongly capitalised with a total capital ratio of 11.7% and tier 1 capital ratio of 7.0% as at 31 December 2004.

Organisational structure and business overview

The Group’s activities are organised in the following business divisions: Corporate Banking and Financial Markets, Retail Banking, Retail Direct, Manufacturing, Wealth Management, RBS Insurance, Ulster Bank and Citizens. A description of each of the divisions is given below.

Corporate Banking and Financial Markets (“CBFM”) is the largest provider of banking services to medium and large businesses in the UK with growing presence in the US, Europe and Asia. It provides an integrated range of products and services including corporate and commercial banking, treasury and capital markets products, structured and leveraged finance, trade finance, leasing and factoring.

Within CBFM, Financial Markets provides corporate and institutional customers with treasury services, including global interest rate derivatives trading, bond origination and trading, sovereign debt trading, futures brokerage, foreign exchange, money market, currency derivative and rate risk management services. RBS Greenwich Capital, with headquarters in Connecticut, US, delivers debt market solutions tailored to meet the needs of companies and institutions around the world.

Retail Banking is one of the leading retail banks in the UK. The division comprises both the Royal Bank and NatWest retail brands. It offers a full range of banking products and related financial services to the personal, premium and small business markets.

In the personal banking market, Retail Banking offers a comprehensive product range: money transmission, savings, loans, mortgages and insurance. In the small business market, Retail Banking provides a full range of services which include money transmission and cash management, short, medium and long-term financing, deposit products and insurance.

Customer choice and product flexibility are central to the Retail Banking proposition and customers are able to access services through a full range of channels: branches, ATMs, the internet and the telephone.

Retail Direct consists of the Group’s non-branch based retail businesses. Retail Direct issues a comprehensive range of credit, charge and debit cards to personal and corporate customers and provides merchant acquisition and processing facilities for retail businesses. It also includes Tesco Personal Finance (“TPF”), The One account, Direct Line Financial Services (“DLFS”), Lombard Direct, WorldPay Limited, the Group’s internet banking platform, the Primeline brand and in Europe, the Comfort Card businesses, all of which offer products to customers through direct channels.

During 2004 Retail Direct expanded its international operations. In the US, it acquired the credit card business of People’s Bank, Lynk systems Inc., a leading merchant acquirer and entered into an agreement to issue credit cards to the customers of Kroger, a leading supermarket chain. In continental Europe, Retail Direct acquired Bibit NV, a leading internet payment specialist and agreed to provide consumer finance services through the outlets of Tchibo, a leading German retailer.

Manufacturing supports the customer facing businesses in the UK and Ireland and manages the Group’s telephony, account management and money transmission operations. It is also responsible for information technology operations and development, global purchasing, property and other services.

Manufacturing drives optimum efficiencies in high volume processing activities, leverages the Group's purchasing power and has become a centre of excellence for managing large scale and complex change programmes such as integration.

Wealth Management provides private banking and investment services to its clients through a number of leading UK and overseas private banking subsidiaries and offshore banking businesses. Coutts is one of the world’s leading international wealth managers with over 50 offices worldwide, including Switzerland, Dubai, Monaco, Hong Kong and Singapore, as well as its premier position in the UK. Adam & Company is the major private bank in Scotland. The offshore banking businesses – The Royal Bank of Scotland International and NatWest Offshore – deliver retail banking services to local and expatriate customers, and corporate banking and treasury services to corporate, intermediary and institutional clients, principally in the Channel Islands, the Isle of Man and Gibraltar.

RBS Insurance is the second largest general insurer in the UK, by gross earned premiums. Through the Direct Line, Churchill and Privilege brands it sells and underwrites personal insurance over the telephone and the internet in the UK. Through the red phone brand, RBS Insurance also sells and underwrites personal insurance in Spain, Italy and Germany. UKI Partnerships is a leading provider of insurance and motoring related services through partner brands, including through Tesco Personal Finance. NIG sells personal and commercial products through a network of intermediaries, while Inter Group acts as an insurance administrator and Devitt Insurance Services operates as a specialist broker administrator.

Ulster Bank provides a comprehensive range of retail and corporate banking services in Northern Ireland and the Republic of Ireland. In retail banking, Ulster Bank operates a network of branches throughout Ireland serving personal and commercial customers. Corporate Banking and Financial Markets provides a wide range of services in the corporate and institutional markets.

In January 2004 Ulster Bank acquired First Active plc, a leading provider of mortgages, retail savings and investment products in the Republic of Ireland. First Active and Ulster Bank have retained their own distinctive brands, branch networks and customer propositions, with efficiencies derived from shared central manufacturing activities.

Citizens is the second largest commercial banking organisation in New England and the eighth largest commercial banking organisation in the US measured by deposits. Citizens provides retail and corporate banking services under the Citizens brand in the states of Connecticut, Delaware, Massachusetts, New Hampshire, New Jersey, Pennsylvania and Rhode Island, and the Charter One brand in the states of Illinois, Indiana, Michigan, New York, Ohio and Vermont. Through its branch network Citizens provides a full range of retail and corporate banking services, including personal banking, residential mortgages and cash management. In addition, Citizens engages in a wide variety of commercial lending, consumer lending, commercial and consumer deposit products, merchant credit card services, insurance products, trust services and retail investment services.

During 2004, Citizens completed the acquisitions of Thistle Group Holdings, Co., the holding company of Roxborough Manayunk Bank and Charter One Financial Group, Inc., the holding company of Charter One Bank.

Competition

The Group faces intense competition in all the markets it serves. In the UK, the Group’s principal competitors are the other UK retail and commercial banks, building societies (which are similar to savings and loans associations in the US) and the other major international banks represented in London.

Competition for corporate and institutional customers in the UK is from UK banks and from large foreign financial institutions who are also active and offer combined investment and commercial banking capabilities. In asset finance, the Group competes with banks and specialised asset finance providers, both captive and non-captive.

In the small business banking market, the Group competes with other UK clearing banks, with specialist finance providers and building societies.

In the personal banking segment the Group competes with UK banks and building societies, major retailers, life assurance companies and internet-only players. In the mortgage market where the Group competes with UK banks and building societies, re-mortgaging activity by customers has been at a high level. NatWest Life and Royal Scottish Assurance compete with Independent Financial Advisors and life assurance companies. The competitive situation in the long term savings market is dynamic due to the uncertainties created by regulatory change and continued evolution of institutions, particularly in the mutual sector.

In the UK credit card market large retailers and specialist card issuers, including major US operators, are active in addition to the UK banks and building societies. Competitive pressure includes aggressive pricing, loyalty and reward schemes, and packaged benefits. In addition to physical distribution channels, providers compete through direct marketing activity and, increasingly, the internet.

In Wealth Management, The Royal Bank of Scotland International and NatWest Offshore compete with other UK and international banks to offer offshore banking services. Coutts and Adam & Company compete as private banks with UK clearing and private banks, and with international private banks.

RBS Insurance competes in personal lines insurance and to a limited extent in commercial insurance. There is competition from a range of insurance companies which now operate telephone and internet direct sales businesses. RBS Insurance also competes with local insurance companies in the direct motor insurance markets in Spain, Italy and Germany.

In Ireland, Ulster Bank and First Active compete in retail and commercial banking with the major Irish banks and building societies, and with other UK and international banks and building societies active in the market. Competition is intensifying as both UK, Irish and other European institutions seek to expand their businesses.

In the United States, Citizens competes in the New England, Mid-Atlantic and Mid-West retail and mid-corporate banking markets with local and regional banks and other financial institutions. The Group also competes in the US in large corporate lending and specialised finance markets, and in fixed-income trading and sales. Competition is principally with the large US commercial and investment banks and international banks active in the US.

In other international markets, principally in continental Europe, the Group faces competition from the leading domestic and international institutions active in the relevant national markets.

Operating and financial review continued

Risk factors

Set out below are certain risk factors which could affect the Group’s future results and cause them to be materially different from expected results. The Group’s results are also affected competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

The financial performance of the Group is affected by borrower credit quality and general economic conditions, in particular in the UK, US and Europe

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group’s businesses. Adverse changes in the credit quality of the Group’s borrowers and counterparties or a general deterioration in UK, US, European or global economic conditions, or arising from systemic risks in the financial systems, could affect the recoverability and value of the Group’s assets and require an increase in the provision for bad and doubtful debts and other provisions.

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

Operational risks are inherent in the Group’s business

The Group’s businesses are dependent on the ability to process a very large number of transactions efficiently and accurately. Operational losses can result from fraud, errors by employees, failure to document transactions properly or to obtain proper authorisation, failure to comply with regulatory requirements and Conduct of Business rules, equipment failures, natural disasters or the failure of external systems, for example, the Group’s suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures and to staff training, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling each of the operational risks faced by the Group.

Each of the Group’s businesses is subject to substantial regulation and regulatory oversight. Any significant regulatory developments could have an effect on how the Group conducts its business and on the results of operations

The Group is subject to financial services laws, regulations, administrative actions and policies in each location in which the Group operates. This supervision and regulation, in particular in the UK, if changed could materially affect the Group’s business, the products and services offered or the value of assets.

Future growth in the Group’s earnings and shareholder value depends on strategic decisions regarding organic growth and potential acquisitions

The Group devotes substantial management and planning resources to the development of strategic plans for organic growth and identification of possible acquisitions, supported by substantial expenditure to generate growth in customer business. If these strategic plans do not meet with success, the Group’s earnings could grow more slowly or decline.

Critical accounting policies

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The Group’s principal accounting policies are set out on pages 85 to 88. UK company law and accounting standards require the directors, in preparing the Group’s financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. Where UK GAAP allows a choice of policy, Financial Reporting Standard (“FRS”) 18 ‘Accounting Policies’ requires an entity to adopt those policies judged to be most appropriate to its particular circumstances for the purpose of giving a true and fair view.

The judgements and assumptions involved in the Group’s accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by the Group would affect its reported results.

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

Other loans and advances are individually assessed and the specific provision is determined from a review of the financial condition of the borrower and any guarantor and takes into account the customer’s debt capacity and financial flexibility; the level and quality of earnings; the amount and sources of cash flows; the industry in which the customer operates; and the realisable value of any security held. The most significant estimates that affect the quantum of a specific provision are the receipts from the borrower and the amount that will be recovered from any security held.

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

Loans and advances – recognition of interest income

Interest receivable from loans and advances is credited to the profit and loss account as it accrues unless there is significant doubt that it can be collected. If the collection of interest is in doubt, it is credited to a suspense account and excluded from interest receivable; it continues to be charged to the customer’s account.

Pensions

The Group operates a number of defined benefit pension schemes as described in Note 3 on the financial statements. The assets of the schemes are measured at their fair value at the balance sheet date. Scheme liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the scheme liabilities. These cash flows are discounted at the interest rate applicable to high-quality corporate bonds of the same currency and term as the liabilities. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme. In determining the value of scheme liabilities assumptions are made as to price inflation, dividend growth, pension increases, earnings growth and employees. There is a range of assumptions that could be adopted in valuing the schemes' liabilities. Different assumptions could significantly alter the amount of the deficit recognised in the balance sheet and the pension cost charged to the profit and loss account. The assumptions underlying the 2004 deficit and pension cost are set out in Note 3 on the financial statements.

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

Operating and financial review continued

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

A negligible proportion of the Group’s trading derivatives are valued directly from quoted prices, the majority being valued using appropriate valuation techniques. The fair value of substantially all securities positions carried at fair value is determined directly from quoted prices.

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

Goodwill

The Group capitalises goodwill arising on the acquisition of businesses, as disclosed in the Accounting policies. Goodwill is the excess of the cost of an acquisition and the fair value of its net assets. The determination of the fair value of assets and liabilities of businesses acquired requires the exercise of management judgement; for example those financial assets and liabilities for which there are no quoted prices, and those non-financial assets where valuations reflect estimates of market conditions such as property. Different fair values would result in changes to the goodwill arising and to the post-acquisition performance of the acquisition. Under UK GAAP goodwill is amortised and there is a rebuttable presumption that the useful economic life of purchased goodwill does not exceed 20 years from the date of acquisition. The useful economic life of acquired goodwill is assessed on the basis of the type and diversity of the business, its location and the markets in which it operates. Under US GAAP goodwill is not amortised but is subject to annual review for impairment.

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

Accounting developments

UK GAAP

UITF Abstract 38 ‘Accounting for ESOP trusts’ and the consequential amendment to UITF Abstract 17 ‘Employee share schemes’ which are applicable for the year ended 31 December 2004 did not have a material effect on the Group.

The Accounting Standards Board issued FRS 27 ‘Life Assurance’ which introduces a new ‘realistic’ method of measuring life assurance liabilities and related assets. The present value of in-force polices can continue to be recognised provided that future investment margins are not included. The standard is applicable under UK GAAP for years ending on or after 31 December 2005 and is not expected to have a material effect on the Group.

International Financial Reporting Standards

In June 2002, the European Union adopted a regulation that requires, from 1 January 2005, listed companies to prepare their financial statements in accordance with international accounting standards adopted by the EU. The Group’s 2005 financial statements will therefore be prepared in accordance with International Financial Reporting Standards (“IFRS”). These comprise not only IFRS but also International Accounting Standards (“IAS”).

IFRS differ in certain significant respects from the Group’s accounting policies under UK GAAP. The summary below outlines the important differences for the Group in respect of recognition and measurement on the basis of extant IFRS that will be effective for 2005, including revised IAS 32 and IAS 39:

Goodwill – IFRS require goodwill arising on the acquisition of subsidiaries or associates to be capitalised. Amortisation of goodwill is prohibited but it must be tested annually for impairment (and whenever changes in circumstances indicate impairment). Under the Group's UK GAAP accounting policy, goodwill arising on acquisitions after 1998 is recognised as an asset and amortised on a straight-line basis over its useful economic life. Impairment tests are carried out at the end of the first full accounting period after its acquisition, and whenever there are indications of impairment. Goodwill arising on acquisitions before 1 October 1998 was deducted from reserves immediately. Certain amounts that would be included as goodwill under UK GAAP are recognised as intangibles under IFRS. Such intangibles are amortised over their useful lives unless they are regarded as having an indefinite useful life in which case they are not amortised but tested for impairment annually (and whenever changes in circumstances indicate impairment).

Merger accounting – IFRS require all business combinations to be accounted for as acquisitions by applying the purchase method. UK GAAP requires business combinations meeting certain criteria to be accounted for using merger accounting.

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

Pensions – the Group has implemented FRS 17 'Retirement Benefits' (FRS 17) for 2004. The measurement principles of this standard are similar to those required by IFRS. IFRS, like FRS 17, allow actuarial gains and losses to be recognised outside the profit and loss account. However IFRS allow as alternatives actuarial gains and losses to be recognised in profit or loss either in the period in which they occur or on a deferred basis.

Share-based payments – under UK GAAP, no compensation expense is recognised for Inland Revenue approved Save-as-you-earn share option schemes or for other share option schemes where the option has no intrinsic value (i.e. where at date of grant the exercise price equals the market value). IFRS require the fair value of share options at the date of grant to be recognised as an expense

Financial instruments: financial assets – under UK GAAP, loans are measured at cost less provisions for bad and doubtful debts, derivatives held for trading are carried at fair value and hedging derivatives are accounted for in accordance with the treatment of the item being hedged (see ‘Derivatives and hedging’ below), and securities are classified as being held as investment securities, or held for dealing purposes. Investment debt securities are stated at cost less provision for any permanent diminution in value. Premiums and discounts on dated securities are amortised to interest income over the period to maturity. Other securities are carried at fair value. Under IFRS, financial assets are classified into held-to-maturity; available-for-sale; held for trading; designated as fair value through profit or loss; and loans and receivables. Financial assets classified as held-to-maturity or as loans and receivables are carried at amortised cost. Other financial assets are measured at fair value. Changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders’ equity. Changes in the fair value of financial assets held for trading or designated as fair value are taken to the profit and loss account. Financial assets can be classified as held-to-maturity only if they have a fixed maturity and the reporting entity has the positive intention and ability to hold to maturity. Trading financial assets are held for the purpose of selling in the near term. IFRS allow any financial asset to be designated as fair value through profit and loss on initial recognition. Unquoted debt financial assets that are not classified as held-to-maturity, held for trading or designated as fair value through profit or loss are categorised as loans and receivables. All other financial assets are classified as available-for-sale.

Effective interest rate and lending fees – under UK GAAP, loan origination fees are recognised when receivable unless they are charged in lieu of interest. IFRS require origination fees to be deferred and recognised as an adjustment to the effective interest rate on the related financial asset. The effective interest rate is the rate that discounts estimated future cash flows over

Operating and financial review continued

an instrument’s expected life to its net carrying value. It takes into account all fees and points paid that are an integral part of the yield, transaction costs and all other premiums and discounts. Under IFRS, the carrying value of a financial instrument held at amortised cost is calculated using the effective interest method.

Loan impairment – under UK GAAP, provisions for bad and doubtful debts are made so as to record impaired loans at their expected ultimate net realisable value. IFRS require impairment losses on financial assets carried at amortised cost to be measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. Impairment must be assessed individually for individually significant assets but can be assessed collectively for other assets.

Financial instruments: financial liabilities – IFRS require all financial liabilities to be measured at amortised cost except those held for trading and those that were designated as fair value through profit and loss on initial recognition. Under UK GAAP, short positions in securities and trading derivatives are carried at fair value, all other financial liabilities are recorded at amortised cost. In IFRS as adopted by the EU, the option to designate at fair value through profit and loss is not available.

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

Derivatives and hedging – under UK GAAP, non-trading derivatives are accounted for on an accruals basis in accordance with the accounting treatment of the underlying transaction or transactions being hedged. If a non-trading derivative transaction is terminated or ceases to be an effective hedge, it is re-measured at fair value and any gain or loss amortised over the remaining life of the underlying transaction or transactions being hedged. If a hedged item is derecognised the related non-trading derivative is remeasured at fair value and any gain or loss taken to the profit and loss account. Under IFRS, all derivatives are measured at fair value. Hedge accounting is permitted for three types of hedge relationship: fair value hedge – the hedge of changes in the fair value of a recognised asset or liability or firm commitment; cash flow hedge – the hedge of variability in cash flows from a recognised asset or liability or a forecast transaction; and the hedge of a net investment in a foreign operation. In a fair value hedge the gain or loss on the derivative is recognised in the profit and loss account as it arises offset by the corresponding gain or loss on the hedged item attributable to the risk hedged.

In a cash flow hedge and in the hedge of a net investment in a foreign operation, the element of the derivative’s gain or loss that is an effective hedge is recognised directly in equity. The ineffective element is taken to the profit and loss account. Certain conditions must be met for a relationship to qualify for hedge accounting. These include designation, documentation and prospective and actual hedge effectiveness.

Embedded derivatives – under IFRS, a derivative embedded in a contract must be accounted for separately from the host contract if the embedded derivative has economic characteristics that differ from those of the host contract. There is no equivalent requirement in UK GAAP.

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

Transition – IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ (IFRS 1) will apply to the Group's 2005 financial statements. The standard requires an opening IFRS balance sheet to be prepared as at the date of transition to IFRS, being the beginning of the earliest comparative period presented under IFRS in its first IFRS financial statements (the transition date). Accounting policies must comply with each IFRS effective at the reporting date of the first IFRS financial statements, and applied throughout all periods presented.

In the opening balance sheet the entity:

  recognises all assets and liabilities whose recognition is required by IFRS, but not any assets or liabilities not permitted by IFRS to be recognised;

  reclassifies items recognised under previous GAAP in accordance with IFRS requirements;

  applies IFRS in measuring all recognised assets and liabilities.

IFRS 1 provides certain optional exemptions from the above principles:

  Business combinations – past business combinations need not be restated in accordance with IFRS 3 ‘Business Combinations’.

  Fair value or revaluation as deemed cost – the fair value of an item of property, plant or equipment, or a previous GAAP revaluation (that approximates fair value) of such an item, may be treated as though it were the cost basis for the asset, with subsequent depreciation and impairment based on that amount.

  Employee benefits – under IAS 19 ‘Employee Benefits’, actuarial gains and losses on pension schemes may be unrecognised if they fall within a ‘corridor’. On first time application, an entity may determine the unrecognised gains and losses from inception of the pension scheme and recognise only those that would be recognised under IAS 19, or alternatively recognise all cumulative gains and losses at the transition date.

  Cumulative translation differences – cumulative translation differences on the net investment in a foreign operation prior to the transition date need not be calculated but set at zero.

  Compound financial instruments – split accounting required by IAS 39 need not be applied for a compound financial instrument if the liability component is no longer outstanding at the date of transition.

  Designation of financial instruments – an entity is allowed to designate a financial instrument as financial asset or financial liability at fair value through profit or loss on the date of transition rather than on initial recognition as required by IAS 39.

  Share-based payment transactions – IFRS 2 ‘Share-based Payment’ must be applied to equity instruments granted on or after 7 November 2002 that had not vested before the later of the transition date and 1 January 2005.

IFRS 1 prohibits retrospective application of some aspects of IFRS:

  Derecognition of financial assets and financial liabilities – the derecognition requirements of IAS 39 are to be applied prospectively for transactions occurring on or after 1 January 2004. However, an entity is permitted to apply the derecognition requirements retrospectively from a date of its choice.

  Hedge accounting – at the transition date, all derivatives must be measured at fair value. Gains and losses deferred under previous accounting must be eliminated. Hedge accounting for relationships that do not qualify under IAS 39 must be discontinued in accordance with the hedge termination rules in IAS 39.

  Assets classified as held for sale and discontinued operations – entities with a transition date before 1 January 2005 must apply the transition rules in IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’.

IFRS require at least one year of comparative data. However this data need not comply with IAS 32, IAS 39 and IFRS 4 ‘Insurance Contracts’. If comparatives that do not comply with IAS 32, IAS 39 and IFRS 4 are presented, then the date of transition for these standards will be the beginning of the first IFRS reporting period.

US GAAP

For a discussion of recent developments in US GAAP relevant to the Group, see Note 53 on the accounts.

Operating and financial review continued

Financial highlights
for the year ended 31 December	2004 £m	2003* £m	2002* £m

Total income	22,754	19,281	17,016
Profit before tax	6,917	6,076	4,852
Profit attributable to ordinary shareholders	4,256	2,254	2,034
Cost:income ratio (%) (1)	47.7	49.4	55.6
Basic earnings per share (pence)	138.0	76.9	70.6
Dividend cover (times) (2)	2.3	1.5	1.6
Return on equity (%) (3)	16.0	9.8	8.8

at 31 December	2004 £m	2003* £m	2002* £m

Total assets	583,467	454,428	411,038
Loans and advances to customers	345,469	252,531	223,324
Deposits	384,143	304,286	273,881
Shareholders’ funds	31,865	26,098	25,071
Risk asset ratio – tier 1 (%)	7.0	7.4	7.3
Risk asset ratio – total (%)	11.7	11.8	11.7

Notes:
(1)	Cost:income ratio represents operating expenses expressed as a percentage of total income.
(2)	Dividend cover represents the total ordinary dividend expressed as a multiple of profit attributable to ordinary shareholders.
(3)	After-tax return on equity is based on profit attributable to ordinary shareholders and average equity shareholders’ funds.

*	restated (see page 85)

Summary consolidated profit and loss account for the year ended 31 December 2004

	2004 £m		2003 £m	*	2002 £m	*

Net interest income	9,208		8,301		7,849

Dividend income	79		58		58
Fees and commissions receivable	6,634		5,693		5,249
Fees and commissions payable	(1,954)		(1,337)		(965)
Dealing profits	1,988		1,793		1,462
Other operating income	1,855		1,650		1,410

	8,602		7,857		7,214
General insurance
– earned premiums	5,357		3,627		2,442
– reinsurance	(413)		(504)		(489)

Non-interest income	13,546		10,980		9,167

Total income	22,754		19,281		17,016
Operating expenses**	10,846		9,516		9,469

Profit before other operating charges	11,908		9,765		7,547
General insurance
– gross claims	3,724		2,644		1,693
– reinsurance	(244)		(449)		(343)

Profit before provisions for bad and doubtful debts	8,428		7,570		6,197
Provisions for bad and doubtful debts	1,428		1,461		1,286
Amounts written off fixed asset investments	83		33		59

Profit on ordinary activities before tax	6,917		6,076		4,852
Tax on profit on ordinary activities	2,155		1,888		1,582

Profit on ordinary activities after tax	4,762		4,188		3,270
Minority interests (including non-equity)	250		210		133

Profit for the financial year	4,512		3,978		3,137
Preference dividends – non-equity	256		261		305

	4,256		3,717		2,832
Additional Value Shares dividend – non-equity	––		1,463		798

Profit attributable to ordinary shareholders	4,256		2,254		2,034

Basic earnings per ordinary share	138.0	p	76.9	p	70.6	p

* restated (see page 85)

** Integration costs included in operating expenses comprise:

	2004 £m	2003 £m	2002 £m

Administrative expenses	267	229	955
Depreciation	2	—	2

	269	229	957

Operating and financial review continued

2004 compared with 2003

Profit

Profit before tax was up 14%, from £6,076 million to £6,917 million.

The Group made a number of acquisitions during 2004 which had a bearing on the year's results. These included:

In January 2004, Ulster Bank completed the acquisition of First Active plc, for a cash consideration of €887 million.

In March 2004, RBS completed the purchase of the credit card business of People's Bank in the US.

In August 2004, Citizens completed the acquisition of Charter One Financial, Inc. for a cash consideration of US$10.1 billion.

The Group has adopted Financial Reporting Standard 17 ‘Retirement Benefits’ (“FRS 17”) – the standard that replaces SSAP24 ‘Pension Costs’. The effect on prior years of adopting FRS 17 is shown on page 85.

Total income

The Group achieved strong growth in income during 2004. Total income was up 18% or £3,473 million to £22,754 million. Excluding acquisitions and at constant exchange rates, total income was up by 11%, £2,004 million.

Net interest income increased by 11% to £9,208 million and represents 40% of total income (2003 – 43%). Excluding acquisitions and at constant exchange rates, net interest income was up 8%. Average loans and advances to customers and average customer deposits grew by 19% and 10% respectively.

Non-interest income increased by 23% to £13,546 million and represents 60% of total income (2003 – 57%). Excluding acquisitions and at constant exchange rates, non-interest income was up 13%. There was good growth in transmission income and other fees, up 17% while general insurance premium income increased by 58%, reflecting organic growth and the acquisition of Churchill in September 2003. Gross income from rental assets grew by 18%, reflecting strong growth in operating lease assets.

Net interest margin

The Group's net interest margin at 2.92% was in line with expectations. Excluding the acquisition of First Active, the Group's net interest margin was down 0.03% from 2.97% in 2003, principally as a result of strong organic growth in mortgage lending and the increased funding cost of rental assets, the income from which is included in other income.

Operating expenses

Operating expenses rose by 14% to £10,846 million to support the strong growth in business volumes. Included in operating expenses are integration costs which in 2004 were £269 million principally relating to the integration of Churchill and the acquisitions by Citizens.

Cost:income ratio

The Group's ratio of operating expenses to total income improved further to 47.7% from 49.4%.

Net insurance claims

General insurance claims, after reinsurance, increased by 59% to £3,480 million. Excluding Churchill, the increase was 20%, consistent with volume growth and business mix.

Provisions

The profit and loss charge for bad and doubtful debts and amounts written off fixed asset investments was £1,511 million compared with £1,494 million in 2003. The charge for provisions in 2004 represented 0.41% of gross loans and advances to customers, compared with 0.57% in 2003.

Credit quality

Credit quality remains strong with no material change during 2004 in the distribution by grade of the Group's total risk assets.

The ratio of risk elements in lending to gross loans and advances to customers improved to 1.58% (2003 – 2.01%). Risk elements in lending and potential problem loans represented 1.66% of gross loans and advances to customers (2003 – 2.24%).

Provision coverage of risk elements in lending and potential problem loans improved to 73% (2003 – 68%).

Earnings and dividends

Basic earnings per ordinary share increased by 79%, from 76.9p to 138.0p. The final dividend on the Additional Value Shares paid in December 2003 reduced earnings per ordinary share for that year by 49.9p.

A final dividend of 41.2p per ordinary share is recommended, making a total for the year of 58.0p per share, an increase of 15%. If approved, the final dividend will be paid on 3 June 2005 to shareholders registered on 11 March 2005. The total dividend is covered 2.3 times by earnings.

Balance sheet

Total assets were £583 billion at 31 December 2004, 28% higher than total assets of £454 billion at 31 December 2003.

Lending to customers, excluding repurchase agreements and stock borrowing (“reverse repos”), increased in 2004 by 28% or £64.8 billion to £293.3 billion. Excluding acquisitions and reverse repos, lending increased by 18%. Customer deposits, excluding repurchase agreements and stock lending (“repos”), grew in 2004 by 16% or £33.0 billion to £242.9 billion. Excluding acquisitions and repos, deposits increased by 7%.

Although the adoption of FRS 17 has reduced shareholders' funds by £3,220 million (2003 – £2,001 million), this has no effect on the Group's regulatory capital at 31 December 2004.

Capital ratios at 31 December 2004 were 7.0% (tier 1) and 11.7% (total), against 7.4% (tier 1) and 11.8% (total) at 31 December 2003.

Profitability

The after-tax return on ordinary equity improved from 9.8% to 16.0%. This is based on profit attributable to ordinary shareholders and average ordinary equity.

2003 compared with 2002

Profit

Profit before tax was up 25%, from £4,852 million to £6,076 million.

Total income

The Group achieved strong growth in income during 2003. Total income was up 13% or £2,265 million to £19,281 million. Non-interest income accounted for 57% of total income. Excluding acquisitions, total income rose by 10%.

Net interest income increased by 6% to £8,301 million and represented 43% of total income (2002 – 46%). Average loans and advances to customers and average customer deposits grew by 12% and 8% respectively. The benefit of this growth more than offset the impact on net interest income of the Competition Commission inquiry into SME banking in the UK and the lower interest rate environment in the UK and the US which reduced income earned from deposits and investments.

Non-interest income increased by 20% to £10,980 million and represented 57% of total income (2002 – 54%). Fees receivable were up 8% with good growth in lending, transmission and card related fees reflecting higher volumes. General insurance premium income grew strongly, reflecting volume growth in both motor and home insurance products, and the acquisition of Churchill. In addition, volumes in financial markets were up strongly in both the UK and the US reflecting growth in customer-driven activity in interest rate protection, mortgage securitisation and foreign exchange. Income from rental assets grew by 17% to £1,088 million, reflecting the growth in operating leases and investment properties.

Net interest margin

The Group’s net interest margin at 2.97% was, in line with the first half, down from 3.13% in 2002 due to a reduced benefit from interest-free funds arising from the lower interest rate environment, and the outcome of the Competition Commission inquiry into SME banking.

Operating expenses

Operating expenses rose by 1% to £9,516 million. Included in operating expenses are integration costs which in 2003 were £229 million, of which, £143 million related to the final elements of the NatWest integration and £86 million related to other acquisitions, including Citizens’ acquisitions and Churchill. All integration initiatives in relation to NatWest have been implemented. The programme benefits, comprising £890 million annual revenue benefits and £1,440 million annual cost savings, were fully implemented less than three years after the acquisition of NatWest. Total costs for the integration programme were £2.3 billion. Since 6 March 2000 the integration initiatives have contributed a cumulative £5.6 billion to the Group.

Cost:income ratio

The strong growth in income together with tight cost management resulted in a further improvement in the Group’s ratio of operating expenses to total income, to 49.4% from 55.6%.

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

Credit quality

There was no material change during the year in the distribution by grade of the Group’s total risk assets.

The ratio of risk elements in lending to gross loans and advances to customers at 2.01% at 31 December 2003 showed an improving trend (31 December 2002 – 2.14%).

Risk elements in lending and potential problem loans represented 2.24% of gross loans and advances to customers compared with 2.66% at 31 December 2002.

Operating and financial review continued

Earnings and dividends

Basic earnings per ordinary share increased by 9%, from 70.6p to 76.9p.

The final dividend of 55p per share amounting to £1.5 billion was paid on 1 December 2003 to the holders of the AVS issued in connection with the acquisition of NatWest. A total of £1 per AVS amounting to £2.7 billion in aggregate was paid over three years to shareholders in accordance with the original schedule.

The total ordinary dividend for the year was 50.3p per ordinary share an increase of 15%. The total dividend was covered 1.5 times by earnings.

Balance sheet

Total assets were £454 billion at 31 December 2003, 11% higher than total assets of £411 billion at 31 December 2002.

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

Capital ratios at 31 December 2003 were 7.4% (tier 1) and 11.8% (total), against 7.3% (tier 1) and 11.7% (total) at 31 December 2002.

Profitability

The after-tax return on ordinary equity was 9.8% compared with 8.8% for 2002. This is based on profit attributable to ordinary shareholders and average equity shareholders’ funds.

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

Analysis of results

Net interest income	2004 £m	2003 £m	2002 £m

Interest receivable	16,696	13,998	13,561
Interest payable	(7,488)	(5,697)	(5,712)

Net interest income	9,208	8,301	7,849

	%	%	%

Gross yield on interest-earning assets of the banking business	5.30	5.00	5.41
Cost of interest-bearing liabilities of the banking business	(2.70)	(2.32)	(2.70)

Interest spread of the banking business	2.60	2.68	2.71
Benefit from interest-free funds	0.32	0.29	0.42

Net interest margin of the banking business	2.92	2.97	3.13

Yields, spreads and margins of the banking business	%	%	%

Gross yield
Group	5.30	5.00	5.41
UK	5.70	5.20	5.56
Overseas	4.38	4.44	4.97
Interest spread
Group	2.60	2.68	2.71
UK	2.68	2.68	2.72
Overseas	2.48	2.71	2.69
Net interest margin
Group	2.92	2.97	3.13
UK	2.96	2.95	3.14
Overseas	2.83	3.02	3.09
The Royal Bank of Scotland plc base rate	4.38	3.69	4.00
London inter-bank three month offered rates:
Sterling	4.64	3.74	4.06
Eurodollar	1.62	1.22	1.80
Euro	2.11	2.33	3.32

Notes:
(1)	Gross yield is the interest rate earned on average interest-earning assets of the banking business.
(2)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.
(3)	Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

2004 compared with 2003

Group – The net interest margin decreased from 2.97% to 2.92%. The interest spread declined reflecting principally a change in mix towards relatively lower margin mortgage business including the acquisition of First Active. This was partially offset by an increase in the benefit from interest-free funds due to increased volumes and movements in interest rates.

UK – The UK net interest margin increased slightly from 2.95% to 2.96%. An increase in the benefit from interest-free funds, due to movements in interest rates, and improvements in corporate lending margins were largely offset by growth in the mortgage business.

Overseas – The Overseas net interest margin decreased from 3.02% to 2.83%. This reduction reflected the continued tightening of asset spreads in the US, together with the growth in mortgage business following the acquisition of First Active. Higher volumes together with movements in interest rates led to an increase in the benefit of interest-free funds.

2003 compared with 2002

Net interest income increased by 6%, £452 million, to £8,301 million. Average interest-earning assets of the Group’s banking business increased by 12%, £29.1 billion, to £279.7 billion. Within this, average loans and advances to customers were up 12%, £23.3 billion, to £213.3 billion due to growth in both corporate and personal lending.

Interest spread for the Group as a whole decreased from 2.71% to 2.68%. Interest-free balances fell partly due to the outcome of the Competition Commission inquiry into SME banking. This, together with the lower interest rate environment contributed to the reduction in the benefit of interest-free funds from 0.42% to 0.29% giving a decline in net interest margin from 3.13% to 2.97%.

UK – Interest spread decreased from 2.72% to 2.68% with product margins remaining stable despite growth in the relatively lower margin mortgage business. The reduced benefit of interest-free funds due to the rate and volume impact described above resulted in the decrease in net interest margin from 3.14% to 2.95%.

Overseas – Interest spread increased from 2.69% to 2.71%. Asset spreads tightened in the US due to lower interest rates; however, this was more than offset by overall mix and volume improvements elsewhere. Lower interest rates led to a reduction in the benefit from interest-free funds, resulting in the decline in net interest margin from 3.09% to 3.02%.

Operating and financial review continued

Average balance sheet and related interest

	2004			2003*

	Average balance £m	Interest £m	Rate %	Average balance £m	Interest £m	Rate %

Assets
Treasury and other eligible bills – UK	835	34	4.07	1,378	48	3.48
Treasury and other eligible bills – Overseas	62	1	1.61	64	1	1.56
Loans and advances to banks – UK	13,528	527	3.90	13,724	459	3.34
Loans and advances to banks – Overseas	9,189	264	2.87	9,559	212	2.22
Loans and advances to customers – UK	184,837	11,152	6.03	168,390	9,519	5.65
Loans and advances to customers – Overseas	69,118	3,201	4.63	44,862	2,240	4.99
Debt securities – UK	19,549	756	3.87	23,810	754	3.17
Debt securities – Overseas	18,132	761	4.20	17,927	765	4.27

Total interest-earning assets – banking business	315,250	16,696	5.30	279,714	13,998	5.00

Total interest-earning assets – trading business (3)	133,353			96,648

Total interest-earning assets	448,603			376,362
Non-interest-earning assets	70,510			66,060

Total assets	519,113			442,422

Percentage of assets applicable to overseas operations	33.1%			32.4%

Liabilities and shareholders’ equity
Deposits by banks – UK	35,059	1,060	3.02	28,220	703	2.49
Deposits by banks – Overseas	16,425	398	2.42	9,565	218	2.28
Customer accounts: demand deposits – UK	67,519	1,569	2.32	64,469	1,028	1.59
Customer accounts: demand deposits – Overseas	11,580	147	1.27	9,166	70	0.76
Customer accounts: savings deposits – UK	24,147	673	2.79	18,653	503	2.70
Customer accounts: savings deposits – Overseas	18,349	252	1.37	16,310	260	1.59
Customer accounts: other time deposits – UK	51,591	1,712	3.32	49,880	1,478	2.96
Customer accounts: other time deposits – Overseas	20,725	479	2.31	16,642	374	2.25
Debt securities in issue – UK	37,097	1,229	3.31	29,977	914	3.05
Debt securities in issue – Overseas	12,320	229	1.86	9,630	119	1.24
Loan capital – UK	17,959	665	3.70	15,342	534	3.48
Loan capital – Overseas	235	15	6.38	154	16	10.39
Internal funding of trading business – UK	(35,317)	(920)	2.60	(21,258)	(497)	2.34
Internal funding of trading business – Overseas	(758)	(20)	2.64	(1,651)	(23)	1.39

Total interest-bearing liabilities – banking business	276,931	7,488	2.70	245,099	5,697	2.32

– trading business (3)	131,743			93,466

Total interest-bearing liabilities	408,674			338,565
Non-interest-bearing liabilities
Demand deposits – UK	17,765			17,589
Demand deposits – Overseas	9,101			7,330
Other liabilities	53,726			52,810
Shareholders’ funds – equity	26,538			22,973
Shareholders’ funds – non-equity	3,309			3,155

Total liabilities and shareholders’ equity	519,113			442,422

Percentage of liabilities applicable to overseas operations	30.6%			30.6%

*	restated (see page 85)

Notes:
(1)	The analysis into UK and Overseas has been compiled on the basis of location of office.
(2)	Loans and advances to customers include non-accrual loans. Interest income includes income on non-accruing loans only to the extent cash payments have been received.
(3)	Interest receivable and interest payable on trading assets and liabilities are included in dealing profits.

		2002*

	Average balance £m	Interest £m	Rate %

Assets
Treasury and other eligible bills – UK	910	24	2.64
Treasury and other eligible bills – Overseas	351	6	1.71
Loans and advances to banks – UK	13,439	532	3.96
Loans and advances to banks – Overseas	9,811	304	3.10
Loans and advances to customers – UK	154,202	9,141	5.93
Loans and advances to customers – Overseas	35,759	1,963	5.49
Debt securities – UK	17,950	675	3.76
Debt securities – Overseas	18,188	916	5.04

Total interest-earning assets – banking business	250,610	13,561	5.41

– trading business (3)	78,380

Total interest-earning assets	328,990
Non-interest-earning assets	64,867

Total assets	393,857

Percentage of assets applicable to overseas operations	32.0%

Liabilities and shareholders’ equity
Deposits by banks – UK	21,090	544	2.58
Deposits by banks – Overseas	9,058	215	2.37
Customer accounts: demand deposits – UK	58,618	1,062	1.81
Customer accounts: demand deposits – Overseas	8,275	99	1.20
Customer accounts: savings deposits – UK	16,002	463	2.89
Customer accounts: savings deposits – Overseas	11,742	229	1.95
Customer accounts: other time deposits – UK	45,902	1,542	3.36
Customer accounts: other time deposits – Overseas	16,264	462	2.84
Debt securities in issue – UK	24,154	965	4.00
Debt securities in issue – Overseas	8,693	209	2.40
Loan capital – UK	13,154	640	4.87
Loan capita – Overseas	166	17	10.24
Internal funding of trading business – UK	(20,129)	(709)	3.52
Internal funding of trading business – Overseas	(1,301)	(26)	2.00

Total interest-bearing liabilities – banking business	211,688	5,712	2.70

Total interest-bearing liabilities – trading business (3)	75,059

Total interest-bearing liabilities	286,747
Non-interest-bearing liabilities
Demand deposits – UK	21,848
Demand deposits – Overseas	6,401
Other liabilities	52,047
Shareholders’ funds – equity	23,075
Shareholders’ funds – non-equity	3,739

Total liabilities and shareholders’ equity	393,857

Percentage of liabilities applicable to overseas operations	30.4%

*	restated (see page 85)

Notes:
(1)	The analysis into UK and Overseas has been compiled on the basis of location of office.
(2)	Loans and advances to customers include non-accrual loans. Interest income includes income on non-accruing loans only to the extent cash payments have been received.
(3)	Interest receivable and interest payable on trading assets and liabilities are included in dealing profits.

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

	2004 over 2003			2003 over 2002

	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:

	Average volume £m	Average rate £m	Net change £m	Average volume £m	Average rate £m	Net change £m

Interest-earning assets
Treasury and other eligible bills
UK	(21)	7	(14)	15	9	24
Overseas	––	––	––	(5)	––	(5)
Loans and advances to banks
UK	(7)	75	68	11	(84)	(73)
Overseas	(8)	60	52	(8)	(84)	(92)
Loans and advances to customers
UK	967	666	1,633	820	(442)	378
Overseas	1,133	(172)	961	467	(190)	277
Debt securities
UK	(148)	150	2	196	(117)	79
Overseas	9	(13)	(4)	(13)	(138)	(151)

Total interest receivable of the banking business
UK	791	898	1,689	1,042	(634)	408
Overseas	1,134	(125)	1,009	441	(412)	29

	1,925	773	2,698	1,483	(1,046)	437

Interest-bearing liabilities
Deposits by banks
UK	(190)	(167)	(357)	(179)	20	(159)
Overseas	(166)	(14)	(180)	(12)	9	(3)
Customer accounts: demand deposits
UK	(51)	(490)	(541)	(101)	135	34
Overseas	(22)	(55)	(77)	(10)	39	29
Customer accounts: savings deposits
UK	(153)	(17)	(170)	(72)	32	(40)
Overseas	(30)	38	8	(78)	47	(31)
Customer accounts: other time deposits
UK	(51)	(183)	(234)	(128)	192	64
Overseas	(95)	(10)	(105)	(10)	98	88
Debt securities in issue
UK	(232)	(83)	(315)	(205)	256	51
Overseas	(39)	(71)	(110)	(20)	110	90
Loan capital
UK	(96)	(35)	(131)	(96)	202	106
Overseas	(7)	8	1	1	––	1
Internal funding of trading business
UK	362	61	423	38	(250)	(212)
Overseas	(17)	14	(3)	6	(9)	(3)

Total interest payable of the banking business
UK	(411)	(914)	(1,325)	(743)	587	(156)
Overseas	(376)	(90)	(466)	(123)	294	171

	(787)	(1,004)	(1,791)	(866)	881	15

Movement in net interest income
UK	380	(16)	364	299	(47)	252
Overseas	758	(215)	543	318	(118)	200

	1,138	(231)	907	617	(165)	452

Non-interest income	2004 £m	2003* £m	2002* £m

Dividend income	79	58	58
Fees and commissions receivable	6,634	5,693	5,249
Fees and commissions payable	(1,954)	(1,337)	(965)
Dealing profits	1,988	1,793	1,462
Other operating income	1,855	1,650	1,410

	8,602	7,857	7,214

General insurance premium income
Earned premiums	5,357	3,627	2,442
Reinsurance	(413)	(504)	(489)

	4,944	3,123	1,953

	13,546	10,980	9,167

Note:
*   FRS 17 restatements are detailed on page 85. In addition, certain income has been re-classified from net fees and commissions to insurance premium income in order to conform the accounting policies of Direct Line and Churchill.

2004 compared with 2003

Non-interest income increased by £2,566 million, 23% to £13,546 million and represents 60% of total income (2003 –57%). Excluding acquisitions and at constant exchange rates, non-interest income was up 13%.

Within non-interest income, fees and commissions receivable increased by 17% or £941 million, to £6,634 million. This reflected strong growth in lending, transmission and card related fees together with increased insurance brokerage and ATM income.

Fees and commissions payable increased by £617 million to £1,954 million reflecting higher brokerage costs in CBFM due to greater volumes of trading and structuring business and fees paid in Retail Direct in support of higher volumes. Commissions payable to brokers and intermediaries in the general insurance business were up reflecting the acquisition of Churchill in September 2003.

Dealing profits at £1,988 million were up £195 million, 11% on 2003. Growth was achieved across all customer segments and product classes with further diversification of dealing revenues in the US to compensate for lower residential refinancing volume than the previous year.

Other operating income increased by 12% to £1,855 million. This was principally due to higher gross income from rental assets reflecting strong growth in operating lease assets.

General insurance premium income, after reinsurance, rose by 58%, or £1,821 million to £4,944 million reflecting organic growth and the acquisition of Churchill. Excluding Churchill, the growth was 17% reflecting volume growth in motor and home insurance products.

2003 compared with 2002

Non-interest income increased by 20%, or £1,813 million, to £10,980 million. Non-interest income represented 57% of total income. Excluding general insurance premium income, non-interest income rose by 9% or £643 million to £7,857 million reflecting strong performances in CBFM, up 18% or £670 million and Retail Direct, up 17%, or £145 million.

Within non-interest income, fees and commissions receivable increased by 8% or £444 million, to £5,693 million. This reflected an increase in lending and transmission fees, and good growth in insurance brokerage, cards related fees and ATM income.

Fees and commissions payable increased by £372 million to £1,337 million reflecting higher brokerage costs in CBFM, fees paid in Retail Direct in support of higher volumes and commissions payable to brokers and intermediaries following the acquisition of Churchill.

Dealing profits at £1,793 million were up £331 million, 23% on 2002. This reflected strong growth in volumes in all product areas. The performance in the first half of the year benefited from the unusually high levels of demand for mortgage backed securities in the US.

Other operating income increased by 17% to £1,650 million. This was due to growth in income from rental assets (comprising operating lease assets and investment properties) and higher investment securities gains.

General insurance premium income, after reinsurance, rose by 60%, or £1,170 million to £3,123 million. Excluding the acquisition of Churchill Insurance the growth was 25% or £490 million reflecting volume growth in motor and home insurance products.

Operating and financial review continued

Operating expenses*

	2004 £m	2003** £m	2002** £m

Administrative expenses:
Staff costs	5,344	4,653	4,584
Premises and equipment	1,184	1,073	1,006
Other administrative	2,296	2,108	2,253

Total administrative expenses	8,824	7,834	7,843
Depreciation and amortisation	2,022	1,682	1,626

	10,846	9,516	9,469

*   includes integration costs (see page 23)

**  restated (see page 85)

2004 compared with 2003

Operating expenses rose by 14% to £10,846 million to support the strong growth in business volumes.

Staff costs were up £691 million, 15% to £5,344 million reflecting acquisitions, business growth and higher pension costs following the implementation of FRS 17. The number of staff increased by 15,700, 13% to 136,600. Of the increase 10,500 was due to acquisitions.

Premises and equipment expenses increased by £111 million, 10% to £1,184 million reflecting investment to upgrade the property portfolio in major UK centres to support the core business.

The increase in other administrative expenses reflected business volume growth and continued expenditure in support of Group wide projects.

The Group's ratio of operating expenses to total income improved further to 47.7% from 49.4%.

2003 compared with 2002

Operating expenses rose by 1% or £47 million to £9,516 million. This increased expenditure was in support of strong organic growth and customer service improvements.

Staff costs were up £69 million, to £4,653 million reflecting acquisitions and business growth. The number of staff increased by 9,100, 8% to 120,900. Acquisitions in the year added 9,700 staff of which 8,500 related to Churchill.

Premises and equipment expenses increased by £67 million, 7% to £1,073 million reflecting the continuing upgrade of the property portfolio in major UK centres to support the core business.

The increase in other administrative expenses reflected higher business volumes and included expenditure in support of Group wide projects.

Continued income growth coupled with a rigorous approach to cost management further improved the Group’s cost:income ratio, to 49.4% from 55.6%.

Integration costs (included in operating expenses)
	2004 £m	2003 £m	2002 £m

Staff costs	113	125	530
Premises and equipment	34	31	127
Other administrative expenses	120	73	298
Depreciation of tangible fixed assets	2	–	2

	269	229	957

Integration costs in 2004 comprise £87 million relating to the integration of Churchill, £91 million relating to the integration of Charter One and £91 million in respect of other acquisitions.

Integration costs in 2003 comprise £143 million relating to the integration of NatWest, £63 million relating to the integration of Citizens' acquisitions and £23 million in respect of other acquisitions.

Integration costs in 2002 comprise £810 million relating to the integration of NatWest and £147 million relating to the integration of Citizens' acquisitions.

Accruals in relation to integration costs are set out below.

	At 31 December 2003 £m	Currency translation adjustments £m	Charge to profit and loss account £m	Utilised during the year £m	At 31 December 2004 £m

Staff costs – redundancy	19	–	19	(27)	11
Staff costs – other	27	(1)	94	(91)	29
Premises and equipment	2	(1)	34	(22)	13
Other	33	(2)	122	(109)	44

	81	(4)	269	(249)	97

Operating and financial review continued

Provisions

	2004 £m	2003 £m	2002 £m

New provisions	1,658	1,566	1,408
less: recoveries of amounts previously written off	(147)	(72)	(63)

Charge to profit and loss account	1,511	1,494	1,345

Comprising:
Provisions for bad and doubtful debts	1,428	1,461	1,286
Amounts written off fixed asset investments	83	33	59

Charge to profit and loss account	1,511	1,494	1,345

2004 compared with 2003

New provisions were up 6%, £92 million to £1,658 million. Recoveries of amounts previously written more than doubled to £147 million. Consequently the net charge to the profit and loss account was up £17 million, 1% to £1,511 million.

Bad debt provisions amounted to £1,428 million compared with £1,461 million in 2003, a decrease of 2%. Amounts written off fixed asset investments were up from £33 million in 2003 to £83 million.

Total balance sheet provisions for bad and doubtful debts amounted to £4,228 million compared with £3,929 million at 31 December 2003. Total provision coverage (the ratio of total balance sheet provisions to total risk elements in lending) remained stable at 76%.

The ratio of total balance sheet provisions to total risk elements in lending and potential problem loans increased to 73% compared with 68% at 31 December 2003.

2003 compared with 2002

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

Total balance sheet provisions for bad and doubtful debts amounted to £3,929 million compared with £3,927 million at 31 December 2002. Total provision coverage (the ratio of total balance sheet provisions to total risk elements in lending) was 76% compared with 80% at 31 December 2002.

The ratio of total balance sheet provisions to total risk elements in lending and potential problem loans increased to 68% compared with 65% at 31 December 2002.

Taxation

	2004 £m	2003* £m	2002* £m

Tax on profit on ordinary activities	2,155	1,888	1,582

	%	%	%

UK corporation tax rate	30.0	30.0	30.0
Effective tax rate	31.2	31.1	32.6

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax as follows:

	2004 £m	2003* £m	2002* £m

Expected tax charge	2,075	1,823	1,456
Goodwill amortisation	241	200	183
Contributions to employee share schemes	(32)	(35)	(40)
Non-deductible items	227	248	179
Non-taxable items	(251)	(207)	(188)
Capital allowances in excess of depreciation	(415)	(626)	(340)
Other	45	16	6
Adjustments in respect of prior periods	(168)	(77)	(15)

Current tax charge for year	1,722	1,342	1,241
Deferred taxation:
Origination and reversal of timing differences	482	581	397
Adjustments in respect of prior periods	(49)	(35)	(56)

Actual tax charge	2,155	1,888	1,582

* restated (see page 85)

Divisional performance

The contribution of each division before goodwill amortisation and integration costs and, where appropriate, Manufacturing costs is detailed below.

	2004 £m	2003 £m	2002 £m

Corporate Banking and Financial Markets	4,265	3,620	3,261
Retail Banking*	3,279	3,170	3,074
Retail Direct*	1,040	881	708
Manufacturing*	(2,439)	(2,114)	(1,952)
Wealth Management*	468	402	407
RBS Insurance*	862	609	456
Ulster Bank*	468	354	318
Citizens	1,037	857	766
Central items**	(879)	(711)	(498)

Profit before goodwill amortisation and integration costs	8,101	7,068	6,540
Goodwill amortisation	915	763	731
Integration costs	269	229	957

Profit on ordinary activities before tax	6,917	6,076	4,852

*	prior periods have been restated to reflect the transfer in 2004 of certain activities from Wealth Management to Retail Banking and from other divisions, principally RBS Insurance and Ulster Bank, to Manufacturing.
**	restated following the implementation of FRS 17

The performance of each of the divisions is reviewed on pages 26 to 37.

Operating and financial review continued

Corporate Banking and Financial Markets

	2004 £m	2003 £m	2002 £m

Net interest income excluding funding cost of rental assets	2,959	2,653	2,631
Funding cost of rental assets	(414)	(329)	(282)

Net interest income	2,545	2,324	2,349

Fees and commissions receivable	1,723	1,537	1,394
Fees and commissions payable	(277)	(220)	(157)
Dealing profits (before associated direct costs)	1,855	1,661	1,338
Income on rental assets	1,282	1,088	931
Other operating income	381	307	197

Non-interest income	4,964	4,373	3,703

Total income	7,509	6,697	6,052

Direct expenses
– staff costs	1,642	1,410	1,230
– other	412	394	375
– operating lease depreciation	610	518	461

	2,664	2,322	2,066

Contribution before provisions	4,845	4,375	3,986
Provisions	580	755	725

Contribution	4,265	3,620	3,261

	£bn	£bn	£bn

Total assets*	265.3	219.0	203.4
Loans and advances to customers – gross*
– banking book	114.9	99.3	92.1
– trading book	10.0	5.0	3.6
Rental assets	11.2	10.1	7.0
Customer deposits*	74.9	68.6	62.2
Weighted risk assets – banking	160.9	140.0	125.2
Weighted risk assets – trading	16.9	12.6	11.3

*excluding repos and reverse repos

2004 compared with 2003

Contribution increased by 18%, £645 million to £4,265 million reflecting growth in all business areas.

Total income was up 12% or £812 million to £7,509 million. Strong growth in all locations was partially masked by the effect of stronger sterling on the translation of income from Europe and North American businesses. At constant exchange rates, income grew by 14% and contribution was up 20%.

Net interest income, excluding the cost of funding rental assets, increased 12% or £306 million to £2,959 million. Average loans and advances to customers of the banking business increased by 10% or £9.5 billion to £103.8 billion. The second half of 2004 saw a modest recovery in large corporate lending. Average customer deposits within the banking business increased by 8% or £5.0 billion to £66.0 billion. An improvement in margins was achieved through strong growth in our UK mid-corporate relationships.

Fees receivable rose by £186 million, 12% to £1,723 million with growth driven by lending, structured finance and capital markets activities. Fees payable, including brokerage, were up £57 million to £277 million due to the greater volumes of trading and structuring business.

Dealing profits, which is income (before associated direct costs) arising from our role in providing customers with debt and risk management products in interest rate, currency and credit asset classes, rose by 12% to £1,855 million. Growth was achieved across all our customer segments and product classes with further diversification of dealing revenues in the US to compensate for lower residential mortgage refinancing volume than in 2003. The Group's trading value-at-risk (VaR) remains modest and the average VaR was £10.8 million (2003 – £9.4 million).

The asset rental business, comprising operating lease assets and investment properties continued to grow strongly. Rental assets increased to £11.2 billion and income after deducting funding costs and operating lease depreciation increased by 7%, £17 million to £258 million.

Other operating income also grew strongly, up £74 million or 24% to £381 million.

Direct expenses increased by 15% or £342 million to £2,664 million. Excluding operating lease depreciation, operating expenses were up 14%, £250 million. This was mainly due to the mix effect of faster growth in businesses with inherently higher cost:income ratios, such as Capital Markets and our overseas businesses, together with the investment in new revenue initiatives in the US.

The charge for provisions for bad debts and amounts written off fixed asset investments amounted to £580 million, a decrease of 23%, £175 million. The reduction reflects an improvement in corporate credit quality and the economic environment in 2004.

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

The asset rental business comprising operating leases and investment properties, grew strongly. Rental assets increased to £10.1 billion and net income after deducting funding costs and operating lease depreciation increased by 28%, £53 million to £241 million.

Fees receivable rose by £143 million, 10% to £1,537 million due to growth in fees related to lending and from the expansion and success of capital markets activities. Fees payable including brokerage were up £63 million to £220 million due to higher volumes in Financial Markets.

Dealing profits which is income (before associated direct costs) arising from our role in providing customers with debt and risk management products in interest rate, currency and credit asset classes, rose by 24% to £1,661 million providing incremental profit contribution of some £170 million. There was steady growth in underlying customer volumes in all product areas. While first half performance was particularly strong given the unusually high levels of demand for mortgage backed securities in the United States, dealing revenues in the second half were up 10% on the prior year period, in line with the growth in income for the division as a whole.

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

Operating and financial review continued

Retail Banking

	2004 £m	2003* £m	2002* £m

Net interest income	3,112	2,959	2,849
Non-interest income	1,630	1,514	1,430

Total income	4,742	4,473	4,279

Direct expenses
– staff costs	834	793	729
– other	240	237	263

	1,074	1,030	992

Contribution before provisions	3,668	3,443	3,287
Provisions	389	273	213

Contribution	3,279	3,170	3,074

	£bn	£bn	£bn

Total banking assets	74.2	63.9	57.4
Loans and advances to customers – gross
– mortgages	44.1	36.6	32.1
– small business	15.2	13.8	12.5
– consumer lending	12.9	11.4	11.0
Customer deposits	70.6	66.5	61.9
Weighted risk assets	49.7	42.9	38.8

* prior periods have been restated to reflect the transfer in 2004 of certain activities from Wealth Management.

2004 compared with 2003

The division continued to achieve strong volume growth across all key product areas – in particular mortgages, loans and savings – supported by increased customer numbers. As a result, income increased by 6% or £269 million to £4,742 million, and contribution by 3% or £109 million to £3,279 million.

Net interest income rose by 5% or £153 million to £3,112 million, reflecting strong growth in lending and deposits which more than offset the impact of business mix – particularly strong growth in low risk mortgage lending – and the impact of lower margin in some areas, especially unsecured lending. Average loans to customers, excluding mortgages, grew by 12% or £2.8 billion to £26.5 billion. Average mortgage lending grew by 21% or £7.0 billion to £40.7 billion. Both mortgage and non-mortgage lending have evidenced a slowdown in growth in the second half of the year. Average customer deposits increased by 8% or £4.9 billion to £66.0 billion.

Non-interest income rose by 8% or £116 million to £1,630 million. This reflected higher fee income associated with strong asset growth in both personal and business sectors together with increased volumes of money transmission activity.

Direct expenses increased by 4% or £44 million to £1,074 million. Staff expenses increased 5% or £41 million to £834 million, principally due to the deployment of an additional one thousand customer facing staff in the NatWest network. The increase in other expenses was 1% or £3 million, reflecting rigorous cost management.

The charge for provisions for bad and doubtful debts increased by £116 million to £389 million. The increased charge reflects the anticipated increase in delinquency rates in the NatWest portfolio following growth in unsecured lending in recent years. NatWest credit experience is now broadly consistent with the RBS portfolio which has been stable for a number of years. As reported in the first half, there has also been a higher incidence of fraud which has led to some deterioration in recovery rates.

The overall quality of the loan portfolio, the majority of which is mortgage lending, as measured by probability of default, remained in line with expectations.

2003 compared with 2002

The division achieved strong volume growth across all personal product areas - current accounts, mortgages and loans and savings. Despite lower interest rates and the adverse effect of the pricing remedies agreed following the Competition Commission inquiry into SME banking which were implemented from 1 January 2003, income increased by 5% or £194 million to £4,473 million, and contribution by 3% or £96 million to £3,170 million.

Net interest income rose by 4% or £110 million to £2,959 million, reflecting the continued strong growth in customer advances and deposits which was partially offset by the implementation of the Competition Commission pricing remedies and the impact of a lower interest rate environment. Excluding the effect of the Competition Commission the increase was 8%. Average loans to customers, excluding mortgages, grew by 9% or £1.9 billion to £23.7 billion. Average mortgage lending grew by 12% or £3.6 billion to £33.7 billion. Average customer deposits increased by 6% or £3.7 billion to £60.9 billion.

Non-interest income rose by 6% or £84 million to £1,514 million. This reflected further growth in the customer base and a 15% growth in general insurance income to £301 million. Embedded value profits of the life assurance business increased by 14%, or £7 million to £57 million.

Direct expenses increased by 4% or £38 million to £1,030 million. Staff expenses increased 9% or £64 million to £793 million reflecting further investment in customer facing staff.

Other expenses decreased 10% or £26 million to £237 million, as a result of our rigorous approach to management of non-staff costs.

The charge for provisions for bad debts increased by £60 million to £273 million. The overall quality of the loan portfolio remained stable and the increased charge reflected growth in lending over recent years particularly in NatWest since its acquisition.

Operating and financial review continued

Retail Direct
	2004 £m	2003* £m	2002* £m
Net interest income	938	849	749
Non-interest income	1,191	986	841

Total income	2,129	1,835	1,590

Direct expenses
– staff costs	259	211	190
– other	453	446	411

	712	657	601

Contribution before provisions	1,417	1,178	989
Provisions	377	297	281

Contribution	1,040	881	708

	£bn	£bn	£bn

Total assets	26.9	21.9	19.4
Loans and advances to customers – gross
– mortgages	9.2	8.2	7.0
– other	16.0	13.8	12.4
Customer deposits	4.4	4.4	4.4
Weighted risk assets	21.1	16.8	14.4

* prior periods have been restated to reflect the transfer in 2004 of certain activities to Manufacturing.

2004 compared with 2003

Contribution increased by 18% or £159 million to £1,040 million.

Total income was up 16% or £294 million to £2,129 million, reflecting continued strong growth across all products, particularly credit cards. Excluding acquisitions income rose by 9%, £155 million, and contribution was up by 14%, £125 million. Net interest income was up 10% or £89 million to £938 million. Average lending rose by 19% to £24.2 billion, of which average mortgage lending was 16% higher at £8.8 billion, mainly in The One account. Average customer deposits were stable. The new MINT branded credit card was launched in December 2003 and while the 0% introductory interest rate for nine months on MINT cards depressed net interest margin, over 711,000 MINT credit cards have been issued and attracted significant balances. During 2004, the total number of customer accounts increased by 2.3 million.

Non-interest income was up 21% or £205 million to £1,191 million, reflecting increased volumes and acquisitions.

Direct expenses increased by 8% or £55 million to £712 million. Staff costs were up 23%, due to the acquisitions and increased headcount to support higher business volumes. Excluding acquisitions, staff costs were up 8%. The increase in other expenses was limited to 2%, as a result of tight cost management and efficiencies within the core businesses.

The charge for provisions for bad debts increased by £80 million or 27% to £377 million, reflecting the growth in lending volumes and the acquisition of the credit card business from People's Bank.

Excluding acquisitions, provisions for bad debts were up 14%, £41 million. Credit metrics across the portfolio remain broadly stable, however consistent with the market there was some increase in the levels of arrears towards the end of the year in credit cards.

2003 compared with 2002

Contribution increased by 24% or £173 million to £881 million.

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

Direct expenses increased by 9% or 7% excluding acquisitions, and other expenses increased by £35 million, 9% (7% excluding acquisitions), with increased processing and operational costs in support of the higher business levels.

The charge for provisions for bad debts increased by £16 million or 6% to £297 million, reflecting growth in lending volumes offset by higher recoveries. The indicators of credit quality remained stable.

Manufacturing
	2004 £m	2003* £m	2002* £m

Staff costs	794	671	571
Other costs	1,645	1,443	1,381

Total manufacturing costs	2,439	2,114	1,952

Analysis:
Group Technology	807	686	665
Group Purchasing and Property Operations	854	718	649
Customer Support and other operations	778	710	638

Total manufacturing costs	2,439	2,114	1,952

* prior periods have been restated to reflect the transfer in 2004 of certain activities, principally from RBS Insurance and Ulster Bank.

2004 compared with 2003

Manufacturing’s costs increased by £325 million, 15% to £2,439 million.

Manufacturing is now supporting RBS Insurance and Ulster Bank and of the £325 million increase, £82 million reflects technology and property operations of Churchill (2004 – £96 million; 2003 – £33 million) and First Active (2004 – £19 million; 2003 – £nil) which were acquired in September 2003 and January 2004 respectively.

The balance of the increase was required to support higher business volumes, to upgrade the Group's regional property portfolio and to invest in the Group Efficiency Programme initiatives that are improving the Group's overall efficiency.

A number of initiatives aimed at improving efficiency and customer service were introduced in the year, including a sales prompt system on screens in NatWest branches and in RBS and NatWest telephony: enhanced fraud prevention; conversion of paper based branch reports to screen; image and workflow capability in service centres; the introduction of a new image enabled mortgage platform which has improved the efficiency and quality of our service and the introduction of an on-line customer query management system.

2003 compared with 2002

Manufacturing’s costs increased by 8% or £162 million, to £2,114 million.

Group Technology costs increased by £21 million to £686 million. This reflected business as usual cost growth and a specific improvement programme, the majority of the cost of which will be borne by Group Technology. This is providing benefits across the Group and further investment opportunities were identified which will lead to further efficiency benefits across the Group.

The cost base of Group Purchasing and Property Operations rose by 11% or £69 million to £718 million, largely as a result of the continuing upgrade of the property portfolio in major UK centres to support the Group’s core business.

Customer Support and other operations costs were £710 million, 11% or £72 million higher than the previous year. This reflected further expansion of business operations with increased expenditure in customer support areas of Lending, Telephony, Payments and Security. In telephony, the Royal Bank of Scotland customer service proposition was introduced to NatWest customers who can now choose between speaking to their local branch, to a customer service officer or using the automated telephone service.

Operating and financial review continued

Wealth Management
	2004 £m	2003* £m	2002* £m

Net interest income	497	457	451
Non-interest income	451	352	370

Total income	948	809	821

Expenses
– staff costs	299	259	279
– other	164	139	146

	463	398	425

Contribution before provisions	485	411	396
Provisions for bad and doubtful debts – charge/(release)	17	9	(11)

Contribution	468	402	407

	£bn	£bn	£bn

Loans to customers	9.2	7.9	7.3
Investment management assets – excluding deposits	22.3	22.3	16.1
Customer deposits	31.7	29.1	28.9
Weighted risk assets	8.3	9.1	8.4

* prior periods have been restated to reflect the transfer of certain activities to Retail Banking and Manufacturing.

2004 compared with 2003

Contribution at £468 million was £66 million or 16% higher than 2003. Excluding the acquisition and adjusting for the disposal, contribution was up 14%, £54 million.

Total income increased by 17% or £139 million to £948 million, including a full year contribution from Bank von Ernst. Excluding the acquisition and disposal, income was 12%, £94 million higher.

Net interest income increased by 9% or £40 million to £497 million. The increase reflects growth in both lending and deposit volumes, combined with the benefit of higher average interest rates.

Non-interest income increased by 28% or £99 million to £451 million, reflecting higher fee income as a result of the improved equity markets and the acquisition of Bank von Ernst.

Investment management assets were stable at £22.3 billion. Excluding the acquisition and disposal and at constant exchange rates, investment assets increased 7%.

Expenses were up by 16% or £65 million to £463 million to support the growth in income and reflecting the acquisition of Bank von Ernst. Excluding the acquisition and disposal, expenses were up 9%, £33 million.

The charge for provisions for bad and doubtful debts was £17 million compared with £9 million in 2003, reflecting a small number of specific cases.

2003 compared with 2002

Contribution was £402 million, £5 million or 1% lower than 2002. Excluding the acquisition and disposals, income was up 1%, with contribution before provisions up 4%. The charge for provisions for bad and doubtful debts was £9 million compared with a net release of £11 million in 2002.

Total income was down by 1% or £12 million to £809 million.

Net interest income increased by 1% or £6 million to £457 million. The benefit from growth in lending volumes was partly negated by the effect of lower interest rates which also caused a tightening of deposit margins.

Non-interest income declined by 5% or £18 million to £352 million. Excluding the acquisition and disposals the decrease was 1%. This reflected the impact of lower equity markets adversely affecting fees and commissions.

Investment management assets increased by £6.2 billion or 39% to £22.3 billion principally due to the acquisition of Bank von Ernst in the year.

Expenses were down by 6% or £27 million to £398 million reflecting tight cost control in difficult market conditions and the 7% reduction in staff numbers since 31 December 2002.

Provisions for bad and doubtful debts were £9 million compared with a net release of £11 million in 2002.

RBS Insurance
	2004 £m	2003* £m	2002* £m

Earned premiums	5,357	3,627	2,442
Reinsurers’ share	(413)	(504)	(489)

Insurance premium income	4,944	3,123	1,953
Net fees and commissions	(488)	(161)	6
Other income	478	283	180

Total income	4,934	3,245	2,139

Expenses
– staff costs	293	222	166
– other	299	219	167

	592	441	333

Gross claims	3,724	2,644	1,693
Reinsurers’ share	(244)	(449)	(343)

Net claims	3,480	2,195	1,350

Contribution	862	609	456

In-force policies (000’s)
– Motor: UK	8,338	8,086	4,668
– Motor: Continental Europe	1,639	1,425	1,165
– Other (including home, rescue, pet): UK	10,919	10,518	6,697

Gross insurance reserves – total (£m)	7,394	6,582	3,002

* prior periods have been restated to reflect the transfer in 2004 of certain activities to Manufacturing and to recognise a reclassification of income from net fees and commissions to insurance premium income.

2004 compared with 2003

Contribution increased by 42% or £253 million to £862 million and included the first full year's contribution from Churchill, which was acquired in September 2003. Excluding Churchill, contribution grew by 13%, £73 million.

Total income was up 52% or £1,689 million to £4,934 million. Excluding Churchill, total income grew by 17%, £450 million.

After reinsurance, insurance premium income was up 58% or £1,821 million to £4,944 million. Excluding Churchill, net insurance premium income grew by 17%. At 31 December 2004, the number of UK in-force motor insurance policies was 8.3 million and the number of in-force motor policies in Continental Europe was 1.6 million. The International Division passed the milestone of 1 million motor policies in Spain in December. Non-motor policies, including home, rescue and pet insurance, increased to 10.9 million at 31 December 2004.

Net fees and commissions payable increased from £161 million to £488 million, due mainly to commissions payable to intermediaries in the broker division acquired as part of Churchill. Other income was up due to the acquisition of Churchill and increased investment income driven by higher business volumes.

Expenses increased by 34% or £151 million to £592 million. Excluding Churchill, expenses increased by 10%, £37 million, to support higher business volumes.

Net claims, after reinsurance, increased by 59% or £1,285 million to £3,480 million. Excluding Churchill, net claims increased by 20%, consistent with mix and volume growth.

The UK combined operating ratio, which includes manufacturing costs, was 93.7% compared with 91.2% for 2003. This deterioration is attributable in part to a change in business mix due to the full year impact of commissions payable to brokers and intermediaries in Churchill. Excluding Churchill, the UK ratio was broadly in line with the prior year (2004 – 89.9%; 2003 – 88.6%).

2003 compared with 2002

Contribution increased by 34% or £153 million to £609 million. Excluding Churchill, contribution increased by 22% or £99 million.

Total income was up 52% or £1,106 million to £3,245 million. Excluding Churchill, total income grew by 25% or £525 million.

After reinsurance, insurance premium income was up 60% or £1,170 million to £3,123 million. Excluding Churchill, insurance premium income (net of reinsurance) grew by 25% or £490 million. The number of UK in-force motor insurance policies increased by 3.4 million of which 3.1 million was from Churchill, while the number of UK in-force home insurance policies increased by 3.6 million including 3.4 million from Churchill. The number of motor policies in Continental Europe increased by 260,000 during the year.

Other income net of commissions payable was down from £186 million to £122 million. Excluding Churchill, which included £148 million commissions payable to brokers and intermediaries, other income was up 19% or £35 million due to higher investment income, embedded value profits and share of associates profits.

Expenses increased by 32% or £108 million to £441 million. Excluding Churchill, expenses increased by 10% or £33 million. Staff numbers, excluding Churchill, increased by 4% (400) to support growth in business volumes, particularly in the partnership business.

Net claims, after reinsurance, increased by 63% or £845 million to £2,195 million. Excluding Churchill, net claims increased by 29% or £393 million.

UK combined operating ratio was 91.2%. Excluding Churchill, the UK ratio was 88.6% compared with 88.2% for 2002.

Operating and financial review continued

Ulster Bank
	2004 £m	2003* £m	2002* £m

Net interest income	550	396	339
Non-interest income	193	185	181

Total income	743	581	520

Expenses
– staff costs	158	137	122
– other	77	58	58

	235	195	180

Contribution before provisions	508	386	340
Provisions	40	32	22

Contribution	468	354	318

	£bn	£bn	£bn

Total assets	27.4	15.6	12.7
Loans and advances to customers – gross
– mortgages	8.8	2.8	1.8
– other	12.9	8.8	7.3
Customer deposits	13.5	9.7	8.8
Weighted risk assets	18.5	11.0	9.0

Average exchange rate – €/£	1.474	1.445	1.591
Spot exchange rate – €/£	1.418	1.416	1.536

* prior periods have been restated to reflect the transfer in 2004 of certain activities to Manufacturing.

2004 compared with 2003

Contribution increased by 32% or £114 million to £468 million.

Total income increased by 28% or £162 million to £743 million reflecting the acquisition of First Active and strong organic growth, particularly in residential mortgages. Adjusting for First Active and the disposal in October 2003 of NCB Stockbrokers ('NCB'), income increased by 12% at constant exchange rates. During 2004, the number of customers increased by 454,000, of which 374,000 relate to First Active.

Net interest income rose by 39% or £154 million to £550 million, reflecting strong growth across all customer lending products and in customer deposits. Excluding First Active and NCB and at constant exchange rates, net interest income increased by 14%. The net interest margin decreased mainly due to strong growth in low risk mortgage lending both organic and due to the acquisition of First Active, a leading mortgage provider in the Republic of Ireland. Underlying product margins remain stable.

Non-interest income increased by £8 million, 4% to £193 million. Strong growth in lending fees and sales of treasury products was partially offset by a reduction in brokerage fees following the disposal of NCB. Excluding First Active and NCB, non-interest income was up 6%, £10 million.

Expenses increased by 21% or £40 million to £235 million. Excluding First Active and NCB expenses increased by 8% to support the growth in business.

The charge for provisions for bad debts increased by £8 million to £40 million, reflecting the growth in lending business. Excluding First Active and NCB provisions for bad and doubtful debts were up £4 million. Asset quality remains strong.

2003 compared with 2002

Contribution increased by 11% or £36 million to £354 million driven by strong volume growth in both loan and deposit products. The number of customers increased in 2003 by 36,000.

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

Expenses increased by 8% or £15 million to £195 million. This reflected the annual pay award and the additional costs to support increased business volumes.

The charge for provisions for bad debts was up £10 million to £32 million reflecting growth in lending.

Citizens
	2004 £m	2003 £m	2002 £m

Net interest income	1,540	1,310	1,248
Non-interest income	601	514	468

Total income	2,141	1,824	1,716

Expenses
– staff costs	551	505	485
– other	473	374	370

	1,024	879	855

Contribution before provisions	1,117	945	861
Provisions	80	88	95

Contribution	1,037	857	766

	$bn	$bn	$bn

Total assets	132.1	76.8	61.1
Loans and advances to customers – gross	83.4	43.5	31.4
Customer deposits	99.2	62.8	51.1
Weighted risk assets	87.4	50.8	38.8

Average exchange rate – $/£	1.832	1.635	1.503
Spot exchange rate – $/£	1.935	1.786	1.613

2004 compared with 2003

Contribution was affected by the weak US dollar relative to sterling and at £1,037 million was up 21%, £180 million. In US dollar terms, contribution increased by 36% or $499 million to $1,900 million. Excluding the acquisitions, contribution increased by 13% or $183 million to $1,570 million.

Total income was up 31% or $939 million to $3,923 million. During 2004, Citizens increased its personal customer base by 1,993,000 accounts and its business customers by 174,000. Excluding the acquisitions, Citizens increased its personal customers by 199,000 and its business customers by 30,000.

Net interest income increased by 32% or $678 million to $2,821 million, reflecting the acquisitions and strong organic growth in both personal loans and deposits. Excluding the acquisitions, net interest income increased by 11% or $228 million, average loans were up 24% or $8.8 billion and average deposits were up 14% or $8.0 billion. The benefit from higher volumes more than offset the impact of interest rates on margins.

Non-interest income rose by 31% or $261 million to $1,102 million. Excluding the acquisitions, non-interest income increased 6% or $47 million before a reduction in mortgage fees, down from $53 million to $24 million in 2004.

Expenses increased by 31% or $439 million to $1,877 million. Excluding acquisitions, expenses were up 7% due to additional costs to support higher business volumes, investment in branch automation and the expansion of traditional and supermarket banking in Mid Atlantic and New England.

Provisions increased by only $1 million to $146 million, with credit quality metrics remaining strong.

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

Provisions were up $3 million from $142 million to $145 million. Excluding the acquisitions, provisions were $2 million (£1 million), or 1%, lower than 2002. Credit quality metrics remained strong and total non-performing loans were 0.40% of total loans and advances at 31 December 2003 compared with 0.57% at the end of 2002.

In 2003, Citizens increased its personal customer base by 376,000 accounts and its business customers by 36,000 due to growth through both traditional and supermarket branches, and the acquisition of Commonwealth Bancorp, Inc., Port Financial Corp. and Community Bancorp, Inc.

Operating and financial review continued

Central items
	2004 £m	2003* £m	2002* £m

Funding costs	284	215	215
Departmental and corporate costs	595	496	283

Total Central items	879	711	498

* prior periods have been restated following the implementation of FRS 17.

2004 compared with 2003

Total Central items increased by £168 million to £879 million.

Funding costs at £284 million, were up 32% or £69 million reflecting the funding of the various acquisitions undertaken by the Group during the year.

Changes in net pension costs on the adoption of FRS 17 are reported in Central items. These comprise higher pension cost of £81 million partially offset by the expected return on pension scheme assets less interest on scheme liabilities of £33 million.

Central departmental costs and other corporate items at £595 million were £99 million or 20% higher than 2003. This is principally due to higher Group pension costs, up £48 million, the centralisation of certain functions and expenditure on Group-wide projects such as International Accounting Standards and Basel II.

2003 compared with 2002

Total Central items increased by £213 million to £711 million.

Funding costs were £215 million. Increased income from higher shareholders’ funds was offset by the funding costs associated with the acquisition of Churchill in September 2003 and the £1.5 billion AVS dividend paid in December 2003.

Central departmental costs and other corporate items at £496 million were £213 million or 75% higher than 2002. Net pension costs increased by £172 million reflecting lower returns on pension scheme assets together with increased pension costs. This was also partly due to staff costs and other costs relating to certain departments such as Customer Relations which have been centralised and additional resources devoted to Group wide projects such as preparations for the implementation of Basel II and International Accounting Standards.

Employee numbers at 31 December
	2004	2003	2002

Corporate Banking and Financial Markets	16,400	15,900	16,900
Retail Banking*	32,200	31,100	30,500
Retail Direct	9,700	7,300	7,000
Manufacturing*	24,900	23,400	23,200
Wealth Management*	5,200	5,200	5,600
RBS Insurance*	19,500	18,800	10,300
Ulster Bank*	4,100	3,400	3,300
Citizens	22,600	14,100	13,300
Centre	2,000	1,700	1,700

Group total	136,600	120,900	111,800
Acquisitions in the year	10,500	9,700	5,600

Underlying	126,100	111,200	106,200

*prior periods have been restated to reflect the transfer in 2004 of certain activities from Wealth Management to Retail Banking and from RBS Insurance and Ulster Bank to Manufacturing.

2004 compared with 2003

The number of employees increased by 15,700, 13% to 136,600. The acquisitions in the year added 10,500 staff, including over 8,100 relating to Charter One.

2003 compared with 2002

The number of employees increased by 9,100, 8% to 120,900. The acquisition of Churchill added 8,500 staff in RBS Insurance.

Operating and financial review continued

Consolidated balance sheet
at 31 December 2004

	2004 £m	2003* £m

Assets
Cash and balances at central banks	4,293	3,822
Items in the course of collection from other banks	2,629	2,501
Treasury bills and other eligible bills	6,110	4,846
Loans and advances to banks	58,260	51,891
Loans and advances to customers	345,469	252,531
Debt securities	91,211	79,949
Equity shares	2,960	2,300
Intangible fixed assets	17,576	13,131
Tangible fixed assets	16,294	13,927
Settlement balances	5,682	2,857
Other assets	22,255	17,807
Prepayments and accrued income	6,928	5,309

	579,667	450,871
Long-term assurance assets attributable to policyholders	3,800	3,557

Total assets	583,467	454,428

Liabilities
Deposits by banks	99,081	67,323
Items in the course of transmission to other banks	802	958
Customer accounts	285,062	236,963
Debt securities in issue	58,960	41,016
Settlement balances and short positions	32,990	21,369
Other liabilities	26,152	20,584
Accruals and deferred income	15,588	13,155
Post-retirement benefit liabilities	1,901	1,445
Provisions for liabilities and charges	3,071	2,249
Subordinated liabilities	20,366	16,998
Minority interests
– equity	158	(11)
– non-equity	3,671	2,724
Shareholders’ funds
– equity	27,345	23,175
– non-equity	4,520	2,923

	579,667	450,871
Long-term assurance liabilities attributable to policyholders	3,800	3,557

Total liabilities	583,467	454,428

Analysis of repurchase agreements included above

Reverse repurchase agreements and stock borrowing

Loans and advances to banks	29,975	26,522
Loans and advances to customers	52,184	24,069

	82,159	50,591

Repurchase agreements and stock lending

Deposits by banks	43,342	27,044
Customer accounts	42,134	27,021

	85,476	54,065

* restated (see page 85)

Overview of consolidated balance sheet

Total assets of £583.5 billion at 31 December 2004 were up £129.0 billion, 28%, compared with 31 December 2003, reflecting business growth and acquisitions.

Treasury bills and other eligible bills increased by £1.3 billion, 26%, to £6.1 billion, reflecting trading activity.

Loans and advances to banks rose £6.4 billion, 12%, to £58.3 billion. Bank placings were up £2.9 billion, 11% to £28.3 billion, and reverse repurchase agreements and stock borrowing (“reverse repos”), were up £3.5 billion, 13%, to £30.0 billion.

Loans and advances to customers were up £92.9 billion, 37%, to £345.5 billion. Within this, reverse repos increased by £28.1 billion to £52.2 billion reflecting growth in trading activities. Excluding reverse repos, lending increased by £64.8 billion, 28% to £293.3 billion reflecting organic growth across all divisions and £23.4 billion arising from acquisitions, principally Charter One, £18.0 billion, First Active, £4.1 billion, and the People's Bank credit card business, £1.0 billion. In $ terms, Citizens grew US$39.5 billion, 92%, including US$32.7 billion related to acquisitions.

Debt securities increased by £11.3 billion, 14%, to £91.2 billion, principally due to increased holdings in Financial Markets and the acquisition of First Active.

Equity shares were up £0.7 billion, 29%, to £3.0 billion, mainly due to the acquisition of Charter One and growth in Financial Markets trading activity.

Intangible fixed assets increased by £4.4 billion, 34% to £17.6 billion. Goodwill arising on the acquisitions made during 2004 amounted to £5.9 billion, including £4.7 billion in respect of Charter One. This was partially offset by goodwill amortisation, £0.9 billion and the adverse effect of exchange rate movements, £0.5 billion.

Tangible fixed assets were up £2.4 billion, 17% to £16.3 billion, mainly reflecting growth in operating lease assets, up £1.4 billion, 22% to £7.8 billion.

Settlement balances increased by £2.8 billion to £5.7 billion as a result of increased levels of customer activity.

Other assets rose by £4.4 billion, 25% to £22.3 billion, mainly due to an increase in the mark-to-market value of trading derivatives and acquisitions.

Deposits by banks increased by £31.8 billion, 47% to £99.1 billion to fund business growth, with repurchase agreements and stock lending (“repos”) up £16.3 billion, 60%, to £43.3 billion and inter-bank deposits up £15.5 billion, 38% to £55.8 billion.

Customer accounts were up £48.1 billion, 20% at £285.1 billion. Within this, repos were up £15.1 billion, 56% to £42.1 billion reflecting growth in trading activities. Excluding repos, deposits rose by £33.0 billion, 16%, to £243.0 billion with growth in CBFM, £6.3 billion, Retail Banking, £4.1 billion, Wealth Management, £2.7 billion, Citizens, £15.8 billion, including the acquisition of Charter One and Ulster Bank, £3.8 billion, including First Active. In $ terms, Citizens grew US$36.4 billion, 58%, including US$29.1 billion related to acquisitions.

Debt securities in issue increased by £17.9 billion, 44%, to £59.0 billion primarily to meet the Group's funding requirements.

The increase in settlement balances and short positions reflected growth in customer activity.

Other liabilities rose by £5.6 billion, 27% to £26.2 billion, principally due to an increase in the mark-to-market value of trading derivatives.

Accruals and deferred income increased by £2.4 billion, 18% to £15.6 billion.

Post-retirement benefit liabilities, recognised on the adoption of FRS 17, were up £0.5 billion, 32% to £1.9 billion with actuarial losses, net of deferred tax, up £1.1 billion, mainly due to changes in actuarial assumptions, partially offset by asset growth and a £750 million payment to the RBS Group Pension Fund.

Provisions for liabilities and charges increased £0.8 billion, 37% to £3.1 billion principally due to higher provisions for deferred tax.

Subordinated liabilities were up £3.4 billion, 20% to £20.4 billion. This reflected the issue of £1.3 billion (US$2,425 million), £0.7 billion (€1,000 million) and £0.4 billion (AUD1,000 million) dated loan capital, and £1.1 billion (£1,100 million), £1.0 billion (€1,500 million) and £0.1 billion (JPY25 billion) undated loan capital, together with £0.1 billion of dated and undated loan capital arising from the acquisition of First Active and £0.2 billion dated loan capital arising from the acquisition of Charter One. This was partially offset by the redemption of dated loan capital, £0.7 billion (US$1,050 million and £140 million), the conversion of £0.5 billion (US$850 million) undated loan capital into US$ preference shares and the effect of exchange rate movements, £0.4 billion.

Non-equity minority interests were up £0.9 billion, 35% to £3.7 billion mainly reflecting the issues by subsidiaries of the Group of US$950 million (£0.5 billion) non-cumulative trust preferred securities in August 2004 and US$1,000 million (£0.6 billion) non-cumulative trust preferred securities in August/September 2004.

Shareholders' funds increased by £5.8 billion, 22% to £31.9 billion including £2.6 billion from the placing of 165 million ordinary shares in connection with the acquisition of Charter One, the issue of £1.3 billion preference share capital and conversion of £0.5 billion (US$850 million) undated loan capital into US$ preference shares. The remainder reflects retentions of £2.4 billion and the issue of £0.6 billion of ordinary shares in respect of scrip dividends and the exercise of share options and revaluation of premises, £0.1 billion, which were partly offset by £1.1 billion actuarial losses, net of deferred tax, recognised in post-retirement benefit schemes and the adverse effect of exchange rate movements on share premium account, £0.2 billion and profit and loss account, £0.4 billion.

Operating and financial review continued

Cash flow

	2004 £m	2003 £m	2002 £m

Net cash inflow from operating activities	6,307	19,708	13,737
Dividends received from associated undertakings	9	9	1
Returns on investments and servicing of finance	(1,070)	(956)	(1,103)
Taxation	(1,394)	(1,454)	(1,107)
Capital expenditure and financial investment	(1,526)	(6,965)	(9,185)
Acquisitions and disposals	(7,674)	(1,571)	(281)
Equity and AVS dividends paid	(1,235)	(2,235)	(1,527)
Financing	9,369	4,128	2,711

Increase in cash	2,786	10,664	3,246

2004

The major factors contributing to the net cash inflow of £6,307 million from operating activities in 2004 were the profit before tax of £6,917 million, increases in deposits and debt securities in issue of £70,580 million, increases in short positions and settlement balances of £8,796 million, partially offset by increases in treasury and other eligible bills of £1,264 million, increases in securities of £10,367 million and increases in loans and advances of £72,913 million.

Interest on subordinated liabilities of £613 million and dividends of £457 million to preference and minority shareholders were paid during the year.

Net sales of investment securities of £1,232 million and net purchases of fixed assets of £2,758 million, including operating lease assets and investment properties, comprised the net cash inflow from capital expenditure and financial investment.

The issue of £1,075 million trust preferred securities and £4,624 million subordinated debt, partially offset by the repayment of £718 million of subordinated debt were the main contributors to the net cash inflow from financing of £9,369 million.

2003

The major factors contributing to the net cash inflow of £19,708 million from operating activities in 2003 were the profit before tax of £6,076 million, increases in deposits and debt securities in issue of £33,935 million, increases in short positions and settlement balances of £3,202 million and decreases in treasury and other eligible bills of £6,626 million, partially offset by the net increase in loans and advances of £23,343 million and increases in securities of £9,871 million.

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

2002

The major factors contributing to the net cash inflow of £13,737 million from operating activities in 2002 were the profit before tax of £4,852 million and an increase in deposits, debt securities in issue and other liabilities of £40,981 million, which were partially offset by the increase in loans and advances of £35,426 million.

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

UK GAAP compared with US GAAP

The Group’s financial statements are prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP as described on pages 133 to 145.

The net income available for ordinary shareholders under US GAAP was £3,948 million, £308 million lower than profit attributable to ordinary shareholders under UK GAAP of £4,256 million. The principle reasons for the decrease are:

  A reduction of £437 million relating to derivatives and hedging. Under US GAAP, non-derivative financial instruments cannot be designated as hedges of the foreign exchange exposure of available-for-sale securities; such hedging is permitted under UK GAAP. Under US GAAP, the Group has not designated any of its non-trading derivatives as hedges and these are recorded at fair value. Furthermore, US GAAP requires certain embedded derivatives to be accounted for separately from the host instrument.

  Higher pension costs under US GAAP compared with UK GAAP principally reflecting deferral of actuarial gains and losses over the average remaining service lives of current employees under US GAAP. Actuarial gains and losses are recognised in full in the statement of total recognised gains and losses for the period under UK GAAP.

  A net decrease in net income of £261 million relating to capitalisation and amortisation of software development costs that meet certain criteria under US GAAP. Such costs are generally charged to the profit and loss account under UK GAAP.

The above decreases are partially offset by an increase of £780 million in net income under US GAAP relating to intangible assets. Goodwilll amortisation is charged to the profit and loss account under UK GAAP whereas under US GAAP only intangible assets with finite lives are amortised. Goodwill is not amortised but instead is reviewed annually for impairment.

US GAAP shareholders’ equity at £36,191 million is £4,326 million higher than shareholders’ equity under UK GAAP, principally due to the reinstatement of goodwill amortised under UK GAAP and the reversal of the final dividend.

Capital resources

The following table analyses the Group’s regulatory capital resources at the period end:

	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m

Capital base
Tier 1 capital	22,694	19,399	17,155	15,052	12,071
Tier 2 capital	20,229	16,439	13,271	11,734	10,082
Tier 3 capital	––	––	––	172	167

	42,923	35,838	30,426	26,958	22,320
Less: investments in insurance subsidiaries, associated
undertakings and other supervisory deductions	(5,165)	(4,618)	(3,146)	(2,698)	(2,228)

Total capital	37,758	31,220	27,280	24,260	20,092

Weighted risk assets
Banking book:
On-balance sheet	261,800	214,400	193,800	176,000	146,600
Off-balance sheet	44,900	36,400	28,700	22,000	16,200
Trading book	17,100	12,900	11,500	12,500	12,400

	323,800	263,700	234,000	210,500	175,200

Risk asset ratios	%	%	%	%	%

Tier 1	7.0	7.4	7.3	7.1	6.9
Total	11.7	11.8	11.7	11.5	11.5

It is the Group’s policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the Group has regard to the supervisory requirements of the Financial Services Authority (“FSA”). The FSA uses Risk Asset Ratio (“RAR”) as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its weighted risk assets (the assets and off-balance sheet exposures are ‘weighted’ to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a tier 1 component of not less than 4%. At 31 December 2004, the Group’s total RAR was 11.7% (2003 – 11.8%) and the tier 1 RAR was 7.0% (2003 – 7.4%).

Operating and financial review continued

Risk management

Framework

A number of high-level committees support the Board in the effective measurement and management of risk. Board subcommittees have the following roles and responsibilities:

  Group Audit Committee – is a non-executive committee that supports the Board in carrying out its responsibilities for financial reporting including accounting policies, and in respect of internal control and risk assessment. The Group Audit Committee monitors the ongoing process of the identification, evaluation and management of all significant risks throughout the Group. The Committee is supported by Group Internal Audit which provides an independent assessment of the adequacy and effectiveness of the Group’s internal controls.

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

  Group Risk Management (“GRM”) reports to the GEMC through the Group Finance Director and is responsible for risk policy, measurement and controls across the Group. An assessment of the adequacy and effectiveness of each divisional risk management team is undertaken by GRM on a continuous basis to ensure effective control of risks. Each divisional risk function has a direct reporting line to the Director of Group Risk Management, which reinforces these controls and ensures independence of risk management within each division.

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

The principal risks that the Group manages are as follows:

  Credit risk

  Liquidity risk

  Market risk

  Insurance risk

  Enterprise risk

These risks are discussed on pages 43 to 58.

Credit risk

Credit risk is the risk arising from the possibility that the Group will incur losses from the failure of customers to meet their obligations.

The credit risk framework

The management of credit risk is undertaken within an agreed and regulated Credit Risk Framework which is defined in the Group’s ‘Principles for Managing Credit Risk’. These set out minimum standards for managing credit risk, defining and maintaining the credit risk framework, approving credit risk taken by the Group, credit stewardship and reviewing the effectiveness of the credit culture. These standards are used to manage the Group’s portfolio of credit risk assets.

All credit risk exposures require approval by authorised individuals or credit committees, independent of business revenue generation. Existing credit risk exposures are monitored and reviewed periodically against approved risk limits. Review occurs at least annually with the lower quality exposures being subject to greater frequency of analysis and assessment. Exposures below specified thresholds and meeting specific criteria can be approved through authorised, largely automated, processes.

Different credit approval processes exist for each customer type in order to ensure appropriate skills and resources are employed in credit assessment and approval. Corporate risk exposures are aggregated to determine the appropriate level of credit approval required and to facilitate consolidated credit risk management:

  Retail and personal businesses employ market best practice credit scoring techniques to process small scale, large volume credit decisions. Scores from such systems are combined with management judgement to ensure an effective ongoing process of approval, review and enhancement. Credit decisions for loans above specified thresholds, including lending to SMEs, are individually assessed.

  Assessments of corporate borrower and transaction risk are undertaken using a range of credit rating models supplemented by the judgement of relationship managers. Specialist internal credit risk departments independently oversee the credit process and make decisions or recommendations to the appropriate credit committee. Credit authority is not extended to relationship managers.

  Financial Markets counterparties are approved by a dedicated credit function which specialises in the traded market product risk.

GRM and the GEMC review the reports on the Group’s portfolio of credit risks on a monthly basis.

Operating and financial review continued

Credit risk (continued)

Risk asset quality

Internal reporting and oversight of risk assets is principally differentiated by credit ratings. Internal ratings are used to assess the credit quality of borrowers. Customers are assigned credit ratings, based on statistical and judgemental rating systems that map to a Group asset quality scale reflecting the probability of default. Over the past year, RBS has made significant strides in updating its credit grading models to take account of the new Basel Capital Accord (see page 165).

As at December 2004, exposure to investment grade counterparties (AQ1) accounted for over half of risk assets. Over 97% of exposures were to counterparties rated AQ4 or higher.

Asset quality	S&P equivalent

AQ1	AAA to BBB-
AQ2	BB+ to BB
AQ3	BB- to B+
AQ4	B+ to B
AQ5	B and below

Loans and advances

The Group’s loan portfolio consists of loans (including overdraft facilities), instalment credit and finance lease receivables. The value of loans and advances to customers at 31 December 2004 was £349,691 million (2003 – £256,453 million), representing an increase of £93,238 million (36%) over the year, of which £23,468 million relates to the largest three acquisitions (Charter One, First Active & Peoples Bank Cards) and £28,115 million relates to growth in reverse repo activity. Including banks, total loans and advances at 31 December 2004 was £407,957 million (2003 – £308,351 million), an increase of 32%.

Loans and advances – gross	2004 £m	2003 £m	2002 £m

Loans and advances to customers by division – gross
CBFM	176,690	128,124	117,365
Retail Banking	72,197	61,809	55,619
Retail Direct	25,206	22,024	19,350
Wealth Management	9,221	7,894	7,267
Ulster Bank	21,659	11,633	9,111
Citizens	43,104	24,384	19,457
Other	1,614	585	(925)

Loans and advances to customers – gross	349,691	256,453	227,244
Loans and advances to banks – gross	58,266	51,898	44,303

Total loans and advances – gross	407,957	308,351	271,547

• Industry analysis

Industry analysis plays an important part in assessing potential concentration risk within the loan portfolio. Particular attention is given to industry sectors where the Group believes there is a higher degree of risk or potential for volatility in the future.

Loans and advances to customers by industry	2004 £m	2003 £m	2002 £m

Central and local government	3,079	2,100	2,385
Finance	70,453	38,936	34,079
Individuals – home mortgages	91,657	61,960	49,986
– other	43,875	35,027	30,021
Other commercial and industrial comprising:
Manufacturing	14,883	12,769	14,715
Construction	7,976	5,839	5,152
Service industries and business activities	57,305	50,772	48,155
Agriculture, forestry and fishing	3,024	3,081	3,026
Property	41,113	31,629	26,593
Finance leases and instalment credit	16,326	14,340	13,132

Total loans and advances to customers – gross	349,691	256,453	227,244

The increase in Finance was principally due to higher level of reverse repurchase agreements which by industry were as follows:

Reverse repurchase agreements	2004 £m	2003 £m	2002 £m

Central and local government	1,413	1,079	1,000
Finance	50,771	22,883	20,941
Service industries and business activities	–	107	–

Total	52,184	24,069	21,941

Together, corporates, financial institutions and sovereigns, account for 61% of loans and advances. The remaining exposures, accounting for 39% of loans and advances, relate to personal and retail customers, especially mortgage lending and other small loans that are intrinsically highly diversified.

Operating and financial review continued

Credit risk (continued)

• Geographic analysis

Although the Group is active in 27 different countries, its principal focus is on the UK, US and Europe.

Geographically, 90% of loans and advances to customers fall within the UK or US, both of which have experienced stable or improving economic growth. Europe accounts for about 9% of loans and advances to customers.

Loans and advances to customers by geography	2004 £m	2003 £m	2002 £m

UK	240,642	194,545	168,931
US	74,045	40,373	41,008
Europe	32,113	19,842	15,572
Rest of the World	2,891	1,693	1,733

Total loans and advances to customers – gross	349,691	256,453	227,244

Notes:
(1)	The geographic analysis is based on location of office. The UK includes domestic transactions and transactions conducted through the offices in the UK which service international banking transactions.

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

The table below sets out the Group’s cross border outstandings in excess of 0.75% of Group total assets (including acceptances), which totalled £583.8 billion (2003 – £455.0 billion; 2002 – £413.6 billion). None of these countries has experienced repayment difficulties that have required refinancing of outstanding debt.

	2004 £m	2003 £m	2002 £m

Geographic analysis:
United States	28,795	14,618	11,658
Germany	14,050	15,073	10,464
France	9,604	7,524	5,971
Netherlands	8,871	6,830	6,318
Cayman Islands	7,258	6,666	6,897
Spain	5,249	3,421	*
Japan	4,610	4,141	3,156

* Less than 0.75% of Group total assets (including acceptances).

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

REIL and PPL	2004 £m	2003 £m	2002 £m

Non-accrual loans (2)	4,780	4,432	4,175
Accrual loans past due 90 days (3)	725	642	492
Troubled debt restructurings	24	83	204

Total REIL	5,529	5,157	4,871

PPL (4)	280	591	1,183

Total REIL and PPL	5,809	5,748	6,054

Notes:
(1)	The classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not necessarily indicate that the principal of the loan is uncollectable in whole or in part. Collection depends in each case on the individual circumstances of the loan, including the adequacy of any collateral securing the loan and therefore classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not always require that a provision be made against such a loan. In accordance with the Group’s provisioning policy for bad and doubtful debts, it is considered that adequate provisions for the above risk elements in lending have been made.
(2)	The Group’s UK banking subsidiary undertakings account for loans on a non-accrual basis from the point in time at which the collectability of interest is in significant doubt. Certain subsidiary undertakings of the Group, principally Citizens, generally account for loans on a non-accrual basis when interest or principal is past due 90 days.
(3)	Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.
(4)	Loans which are current as to the payment of principal and interest but in respect of which management have serious doubts about the ability of the borrowers to comply with contractual repayment terms. Substantial security is held in respect of these loans and appropriate provisions are made in accordance with the Group’s provisioning policy for bad and doubtful debts.

REIL increased to £5,529 million, a rise of 7% compared with 2003 partly due to acquisitions made in 2004. REIL as a proportion of total loans and advances to customers was 1.58% in 2004 (2003 – 2.01%; 2002 – 2.14%), reflecting active risk management, growth in lower risk portfolios and improvements in the economic environment in the Group’s key markets.

REIL and PPL in aggregate, as a proportion of loans and advances also shows an improving trend, accounting for 1.66% of loans and advances to customers in 2004 (2003 – 2.24%; 2002 – 2.66%).

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

Corporate portfolios consist of higher value, lower volume credits, which tend to be structured to meet individual customers requirements. These portfolios do not have an automated provisioning process, relying on individual expert judgement and provisioning committees to provide the necessary controls and oversight to identify problems.

Early and proactive management of problem exposures ensures that credit losses are minimised. Specialised units are used for different customer types to ensure that the appropriate risk mitigation is taken in a timely manner.

Operating and financial review continued

Credit risk (continued)

Specific and general provisions

Provisions fall into one of two categories, specific or general:

  Specific provisions: arise when the creditworthiness of a borrower has undergone a significant deterioration and the recovery of the advance is in significant doubt. The amount of specific provision reflects the financial condition of the borrower, the realisable value of security and the costs of recovery.
  General provisions: cover losses that have not yet been specifically identified but are known from experience to be present in any portfolio of loans. The level of general provision reflects the size and diversity of the Group’s loan portfolio, past experience, the current state of the economies in which the Group operates and the scope of specific provisioning procedures.
Provision charge	2004 £m	2003 £m	2002 £m

Charge to profit and loss account for bad and doubtful debts	1,428	1,461	1,286
Charge as a percentage of average loans and advances to customers	0.48%	0.59%	0.61%

Provisions for bad and doubtful debts charged to the profit and loss account in 2004 were £1,428 million, down £33 million (2%) from £1,461 million in 2003. Expressed as a percentage of average loans and advances to customers, the bad and doubtful debt charge improved to 0.48%, from 0.59% in 2003.

Summary of provisions	2004 £m	2003 £m	2002 £m

Specific provision[1]	3,648	3,356	3,323
General provision	574	566	597

Total bad and doubtful debt provisions	4,222	3,922	3,920

Total loans and advances to customers	349,691	256,453	227,244

Specific provision as a percentage of loans and advances to customers	1.04%	1.31%	1.46%
General provision as a percentage of loans and advances to customers	0.17%	0.22%	0.26%

Total provisions as a percentage of loans and advances to customers	1.21%	1.53%	1.72%

Closing provisions for bad and doubtful debts expressed as a:
% of REIL	76%	76%	80%
% of REIL and PPL	73%	68%	65%

(1)	Excludes specific provisions against loans and advances to banks of £6 million (2003 – £7 million; 2002 – £7 million)

Total bad and doubtful debt provisions increased to £4,222 million in 2004, compared with £3,922 million in 2003, a rise of 8%, reflecting acquisitions, new provisions and write-offs net of recoveries and currency translations. The ratio of provisions to loans and advances to customers reduced from 1.53% at the end of 2003 to 1.21%.

The coverage ratio of closing provisions as a percentage of REIL remained stable at 76% while the coverage ratio of total closing provisions as a percentage of REIL and PPL increased to 73% from 68% at the end of 2003.

Analysis of specific provisions

The table below shows specific provisions by industry and geographic area.

	2004 £m	2003 £m	2002 £m

Industry:
Finance	66	65	125
Individuals – home mortgages	46	37	67
– other	1,617	1,159	955
Other commercial and industrial	1,919	2,095	2,176

	3,648	3,356	3,323

Geography:
UK	2,738	2,507	2,615
US	646	609	556
Europe	262	224	110
Rest of the World	2	16	42

	3,648	3,356	3,323

Notes:
(1)	Excludes specific provisions against loans and advances to banks of £6 million (2003 – £7 million; 2002 – £7 million).
(2)	The geographic analysis is based on location of office. The UK includes domestic transactions and transactions conducted through the offices in the UK which service international banking transactions.

Amounts written off and recovered

The table below shows the amounts written off by industry and geographical area.

	2004 £m	2003 £m	2002 £m

Industry:
Finance	20	66	44
Individuals – home mortgages	4	2	2
– other	676	415	391
Other commercial and industrial	768	1,036	598

	1,468	1,519	1,035

Geography:
UK	1,109	1,333	803
US	292	156	164
Europe	54	15	40
Rest of the World	13	15	28

Total amounts written off	1,468	1,519	1,035

Notes:
(1)	Excludes amounts written off in respect of banks of nil (2003 – nil; 2002 – £1 million).
(2)	The geographic analysis is based on location of office. The UK includes domestic transactions and transactions conducted through the offices in the UK which service international banking transactions.

The following table shows amounts previously written off and subsequently recovered during the year by industry and geographical area.

	2004 £m	2003 £m	2002 £m

Industry:
Finance	4	1	–
Individuals – other	105	42	41
Other commercial and industrial	38	29	22

	147	72	63

Geography:
UK	88	38	37
US	46	25	21
Europe	4	4	4
Rest of the World	9	5	1

Total recoveries	147	72	63

Notes:
(1)	The geographic analysis is based on location of office. The UK includes domestic transactions and transactions conducted through the offices in the UK which service international banking transactions.

Operating and financial review continued

Liquidity risk

Liquidity management within the Group focuses on both overall balance sheet structure and the control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from undrawn commitments and other contingent obligations.

The management of liquidity risk within the Group is undertaken within limits and other policy parameters set by GALCO, who review monthly and receive, on an exception basis, reports detailing compliance with those policy parameters. A weekly report is also provided to the GEMC. Compliance is monitored and co-ordinated daily under the stewardship of the Group Treasury function, both in respect of internal policy and the regulatory requirements of the FSA. Detailed liquidity position reports are compiled each day by Group Treasury and reviewed daily and weekly with Financial Markets, who manage day-to-day and intra-day market execution within the policy parameters set.

In addition to their consolidation within the Group’s daily liquidity management process, it is also the responsibility of all Group subsidiaries and branches outside the UK to ensure compliance with any separate local regulatory liquidity requirements where applicable.

The structure of the Group’s balance sheet is managed to maintain substantial diversification, to minimise concentration across its various deposit sources, and to contain the level of reliance on total and net short-term wholesale sources of funds within prudent levels.

The short-term maturity structure of the Group’s assets and liabilities is also managed on a daily basis to ensure that contractual cash flow obligations, and potential cash flows arising from undrawn commitments and other contingent obligations, can be met as they arise from day to day, either from cash inflows from maturing assets, new borrowing or the sale or repurchase of debt securities held.

Short-term liquidity risk is managed on a consolidated basis for the whole Group excluding the activities of Citizens and insurance businesses, which are subject to regulatory regimes that necessitate the separate management of liquidity.

Internal liquidity mismatch limits are set for all other subsidiaries and non-UK branches which have material local treasury activities in external markets, to ensure those activities do not compromise daily maintenance of the Group’s overall liquidity risk position within the Group’s policy parameters.

The level of large deposits taken from banks, corporate customers, non-bank financial institutions and other customers and significant cash outflows therefrom are also reviewed to monitor concentrations and identify any adverse trends.

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

The Group also periodically undertakes stress tests and sensitivity analysis to analyse the potential impact on its liquidity risk. Contingency plans are maintained to anticipate and respond to any approaching or actual material deterioration in market conditions.

Sources of funding

Excluding capital and other liabilities, customer accounts continue to provide a majority of the Group’s funding and represent a well diversified and stable source of funds from a wide range of retail, corporate and non-bank institutional customers.

	2004 £m	%	2003 £m	%	2002 £m	%

Customer accounts (excluding repos):
Repayable on demand	170,032	36	141,560	39	127,320	39
Time deposits	72,896	15	68,382	19	66,781	21

Total customer accounts (excluding repos)	242,928	51	209,942	58	194,101	60
Repo agreements with customers	42,134	9	27,021	7	25,060	8
Deposits by banks (excluding repos)	55,739	12	40,279	11	34,623	11
Repo agreements with banks	43,342	9	27,044	8	20,097	6
Debt securities in issue	58,960	13	41,016	11	33,938	10
Short positions	28,923	6	19,128	5	16,381	5

Total	472,026	100	364,430	100	324,200	100

Customer accounts, excluding repo agreements, grew by £32,986 million (16%), and represent 51% of the Group’s funding excluding capital and other liabilities. Excluding the Charter One acquisition the growth would have been £18,381 million (9%). The proportion of funding from wholesale sources has increased reflecting the higher rate of growth in customer loans and advances (excluding reverse repos), up £65,123 million (28%) – £48,405 million (21%) excluding Charter One.

Repo agreements with corporate and institutional customers are undertaken primarily by RBS Greenwich Capital in the US and by Financial Markets. Repo activity with customers represented 9% of the Group’s funding excluding capital and other liabilities at 31 December 2004.

Deposits by banks including repos increased by £31,758 million (£27,240 million excluding Charter One) to represent 21% of the Group’s funding, excluding capital and other liabilities. Deposits by banks are taken from a wide range of counterparties, with the largest single depositor continuing to represent less than 1% of the Group’s total funding.

Debt securities in issue increased by £17,944 million to represent 13% of the Group’s funding, excluding capital and other liabilities, at 31 December 2004. Total debt securities in issue at 31 December 2004 includes £9,589 million (2003 –£9,187 million) with a maturity of over one year, reflecting the activity of the Group in raising term funds through its Euro and US Medium Term Note programmes and other term issues.

The Group remains well placed to access various wholesale funding sources from a wide range of counterparties and markets, and the changing mix evident between customer repos, deposits by banks and debt securities in issue primarily reflects comparative pricing, maturity considerations and investor/ counterparty demand rather than any material perceived trend.

Operating and financial review continued

Liquidity risk (continued)

Customer lending and customer accounts

Net customer lending rose by £32,137 million as the growth in loans and advances to customers exceeded the growth in customer accounts. Structural liquidity risk continues to be maintained within the Group’s policy parameters.

	2004 £m	2003 £m	2002 £m

Loans and advances to customers (gross, excluding reverse repos)	297,507	232,384	205,303
Customer accounts (excluding repos)	242,928	209,942	194,101

Customer lending less customer accounts	54,579	22,442	11,202

Customer accounts as % of loans and advances to customers (excluding repos)	81.7%	90.3%	94.5%

In prevailing economic conditions and with interest rates at relatively low historical levels in the UK, US and Europe, it is anticipated that the growth in demand for further borrowing by customers may, in the medium term, continue to exceed customer deposits received, thus increasing net customer lending further and increasing gradually over time the Group’s dependence on the wholesale market for funding. The Group has evaluated a range of balance sheet management strategies to address the consequent impact on its liquidity risk position and has developed and implemented plans to contain that within its normal prudent liquidity risk policy parameters.

Sterling liquidity

Over 47% of the Group’s total assets are denominated in sterling. The FSA requires the Group, on a consolidated basis, to maintain daily a minimum ratio of 100% between:

1.	a stock of qualifying high quality liquid assets (primarily UK and EU government securities, treasury bills, and cash held in branches) and

2.	the sum of:

	•	sterling wholesale net outflows contractually due within 5 working days (offset up to a limit of 50%, by 85% of sterling certificates of deposit held which mature beyond five working days); and

	•	5% of retail deposits with a residual contractual maturity of five working days or less.

The Group has exceeded the minimum ratio requirement throughout 2004.

The FSA also sets an absolute minimum level for the stock of qualifying liquid assets that the Group is required to maintain each day. The Group has exceeded that minimum stock requirement at all times during 2004.

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

The level of contingent risk from the potential drawing of undrawn or partially drawn commitments, back-up lines, standby lines and other similar facilities is also actively monitored and reflected in the measures of the Group’s non-sterling liquidity risk. Particular attention is given to the US$ commercial paper market and the propensity of the Group’s corporate counterparties (who are active in raising funds from that market) to switch to utilising facilities offered by the Group in the event of either counterparty specific difficulties or a significant widening of interest spreads generally in the commercial paper market.

The Group also provides liquidity back-up facilities to both its own conduits and certain other conduits which take funding from the US$ commercial paper market. Limits sanctioned for such facilities totalled less than £7,500 million at 31 December 2004. The short-term contingent liquidity risk in providing such back-up facilities is also mitigated by the spread of maturity dates of the commercial paper taken by the conduits.

The Group has operated within its non-sterling liquidity policy mismatch limits at all times during 2004 and operational processes are actively managed to ensure that will continue to be the case going forward.

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

The VaR for the Group’s trading portfolios segregated by type of market risk exposure is presented in the table below.

	2004				2003
	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m

Trading
Interest rate	11.5	11.2	16.5	6.9	9.4	7.4	14.5	5.7
Currency	1.1	1.2	2.7	0.5	1.3	0.8	2.5	0.7
Equity	0.6	0.2	2.0	0.2	0.5	0.4	1.4	0.2
Diversification		(2.3)				(1.2)

Total trading VaR	10.8	10.3	16.0	6.4	9.4	7.4	14.2	5.6

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

• Interest rate risk

Non-trading interest rate risk arises from the Group’s treasury activities and retail and corporate banking businesses.

Treasury

The Group’s treasury activities include its money market business and the management of internal funds flow within the Group’s businesses. Money market portfolios include cash instruments (principally debt securities, loans and deposits) and related hedging derivatives. VaR for the Group’s treasury portfolios, which relates mainly to interest rate risk was £5.5 million at 31 December 2004 (2003 – £8.1 million). During the year the maximum VaR was £8.6 million (2003 – £11.0 million), the minimum £5.5 million (2003 – £5.6 million) and the average £7.0 million (2003 – £8.3 million).

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

Operating and financial review continued

Market risk (continued)

Non-trading (continued)

Non-trading interest rate VaR

Non-trading interest rate VaR for the Group’s treasury and retail and corporate banking activities was £72.4 million at 31 December 2004 (2003 – £78.1 million) with the major exposure being to changes in longer term US dollar interest rates. During the year, the maximum VaR was £89.7 million (2003 –£78.1 million), the minimum £51.5 million (2003 – £29.9 million) and the average £71.2 million (2003 – £51.7 million).

Citizens was the main contributor to the Group’s non-trading interest rate VaR. It invests its surplus retail deposits in a portfolio of highly rated and liquid investments principally mortgage-backed securities. This balance sheet management approach is common for US retail banks where mortgages are originated and then sold to Federal agencies for funding through the capital markets. The significant increase in VaR during 2003 and 2004 reflects substantial growth in retail deposits in Citizens and asset growth in home equity loans and mortgage backed securities both organically and through acquisition. VaR, like all interest rate risk measures, has its limitations when applied to retail banking books and the management of Citizens’ interest rate exposures involves a number of other interest rate risk measures and related limits. Two measures that are reported both to Citizens ALCO and Board are:

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

	Percent increase/(decrease) in Citizens EVE
	2% parallel upward movement in US interest rates	2% parallel downward movement in US interest rates (no negative rates allowed)
2004	%	%

Period end	(9.2)	(4.4)
Maximum	(12.6)	(18.5)
Minimum	(5.2)	(4.4)
Average	(9.3)	(9.2)

	Percent increase/(decrease) in Citizens EVE
	2% parallel upward movement in US interest rates	2% parallel downward movement in US interest rates (no negative rates allowed)
2003	%	%

Period end	(9.4)	(8.8)
Maximum	(11.4)	(14.2)
Minimum	3.2	(0.6)
Average	(4.4)	(6.4)

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

Note 40 on the accounts includes, on pages 121 and 122, tables that summarise the Group’s interest rate sensitivity gap for its non-trading book at 31 December 2004 and 31 December 2003. The tables show the contractual re-pricing for each category of asset, liability and for off-balance sheet items and do not reflect the behaviouralised repricing used in the Group’s asset and liability management methodology and the non-trading interest rate VaR presented above.

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

The tables below set out the Group’s structural foreign currency exposures.

2004	Net investments in overseas operations £m	Foreign currency borrowings hedging net investments £m	Structural foreign currency exposures £m

US dollar	12,367	6,580	5,787
Euro	2,086	1,349	737
Swiss franc	398	392	6
Other non-sterling	116	112	4

	14,967	8,433	6,534

2003

US dollar	5,329	5,198	131
Euro	1,422	826	596
Swiss franc	357	357	–
Other non-sterling	118	114	4

	7,226	6,495	731

The US dollar open structural foreign currency exposure reflects the action taken to mitigate the effect of the acquisition of Charter One on the Group’s capital ratios. The structural foreign currency exposure in euros is principally due to Ulster Bank running an open structural foreign exchange position to minimise the sensitivity of its capital ratios to possible movements in the Euro exchange rate against Sterling.

• Equity risk

Non-trading equity risk arises principally from the Group’s strategic investments, its venture capital activities and its general insurance business.

VaR is not an appropriate risk measure for the Group’s venture capital investments, which comprise a mix of quoted and unquoted investments, or its portfolio of strategic investments. At 31 December 2004, equity shares held as investment securities had a book value of £2,440 million (2003 – £1,821 million) and a valuation of £2,882 million (2003 – £2,238 million).

Operating and financial review continued

Insurance risk

The Group is exposed to insurance risk, either directly through its businesses or through using insurance as a tool to reduce other risk exposures:

  Insurance is a source of risk where the Group sells and underwrites general insurance and life assurance. The essence of an insurance contract is the transfer of risk from the policyholder to the insurer for the payment of a sum on the occurrence of an insured event.

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

  The Insurance Sourcing Department is responsible for the Group-wide purchase of insurance as a means of reducing other risk exposures. As such, it is a key component of the Group’s risk management process and reports its activities to the GEMC.

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

  Political – risks caused by political unrest or uncertainty, activity by public interest groups or extremists, and non- compliance with, or changes to, current legislation.

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

Governance

Contents

60	Board of directors and secretary

62	Report of the directors

66	Corporate governance

70	Directors’ remuneration report

80	Directors’ interests in shares

81	Statement of directors’ responsibilities

Board of directors and secretary

Chairman
Sir George Mathewson (age 64)
CBE, DUniv, LLD, FRSE, FCIBS
C (Chairman), N (Chairman)

Appointed to the Board in September 1987 and as Chairman in April 2001, Sir George Mathewson has a wide background in finance, technology and management and spent some of his career in the United States. He became Group Chief Executive in January 1992 and in March 2000, he was appointed Executive Deputy Chairman. He is a director of The Scottish Investment Trust PLC and the Institute of International Finance, Inc. He is also vice-president of the International Monetary Conference, a member of the Advisory Committee of Bridgepoint Capital Limited and a member of the Financial Reporting Council. He was chief executive of the Scottish Development Agency from 1981 to 1987 and is a former president of the British Bankers’ Association.

Vice-chairmen
Lord Vallance of Tummel (age 61)
FCIBS
C

Appointed to the Board in January 1993 and as Vice-Chairman in March 1994, Lord Vallance is an experienced businessman who is currently chairman of the European Services Forum and a director of the supervisory board of Siemens AG. He is also a member of the European Advisory Council of the Rothschild Group and the European Advisory Committee of the NYSE. He held a range of other positions including president of the CBI, chairman of British Telecommunications Plc and deputy chairman of the Financial Reporting Council. He was also a member of the board of directors of the Mobil Corporation.

Sir Angus Grossart (age 67)
CBE, DBA, LLD, FRSE, DL, FCIBS, D.Litt
C

Appointed to the Board in September 1985 and as Vice-Chairman in April 1996, Sir Angus Grossart is an advocate and Chartered Accountant with a career in merchant banking. He is chairman and chief executive of Noble Grossart Limited. His directorships of public companies include Scottish and Newcastle Plc and Trinity Mirror Plc. He is a trustee of the National Heritage Memorial Fund and a former chairman of the trustees of the National Galleries of Scotland. He has also served on the boards of a wide range of other companies in the UK, the USA and Canada.

Executive directors
Sir Fred Goodwin (age 46)
DUniv, FCIBS, FCIB, LLD
Group Chief Executive
C

Appointed to the Board in August 1998, Sir Fred Goodwin is a Chartered Accountant. He was formerly chief executive and director, Clydesdale Bank PLC and Yorkshire Bank PLC. He is chairman of The Prince’s Trust and a former president of the Chartered Institute of Bankers in Scotland.

Lawrence Fish (age 60)
Chairman, President and Chief Executive Officer of Citizens Financial Group, Inc.

Appointed to the Board in January 1993, Lawrence Fish is an American national. He is a career banker and was a director of the Federal Reserve Bank of Boston. He is a trustee of The Brookings Institution and a director of the Financial Services Roundtable, Textron Inc., and numerous community organisations in the USA.

Gordon Pell (age 54)
FCIBS, FCIB
Chairman, Retail Banking and Wealth Management

Appointed to the Board in March 2000, Gordon Pell was formerly group director of Lloyds TSB UK Retail Banking before joining National Westminster Bank Plc as a director in February 2000 and then becoming chief executive, Retail Banking. He is currently also a director of Race for Opportunity and Southampton University Development Trust.

Fred Watt (age 44)
 FCIBS
C
Group Finance Director

Appointed to the Board in September 2000, Fred Watt is a Chartered Accountant. He was formerly finance director of Wassall plc.

Non-executive directors
Colin Buchan* (age 50)
A (Acting Chairman), R

Appointed to the Board in June 2002, Colin Buchan was educated in South Africa and spent the early part of his career in South Africa and the Far East. He has considerable international investment banking experience, as well as experience in very large risk management in the equities business. He was formerly a member of the group management board of UBS AG and head of equities of UBS Warburg. He is vice-chairman of Standard Life Investments Limited and a director of Merrill Lynch World Mining Trust Plc, Merrill Lynch Gold Limited, Royal Scottish National Orchestra Society Limited, UBS Securities Canada Inc. and World Mining Investment Company Limited.

Jim Currie* (age 63)
D.Litt
R

Appointed to the Board in November 2001, Jim Currie is a highly experienced senior international civil servant who spent many years working in Brussels and Washington. He was formerly director general at the European Commission with responsibility for the EU’s environmental policy and director general for Customs and Excise and Indirect Taxation. He is also a director of British Nuclear Fuels PLC and Total Holdings UK Limited, an international adviser to Eversheds and a consultant to Butera & Andrews UK Limited.

Archie Hunter* (age 61)
A (Chairman Designate)

Appointed to the Board in September 2004, Archie Hunter is a Chartered Accountant. He was Scottish senior partner of KPMG between 1992 and 1999 and President of The Institute of Chartered Accountants of Scotland in 1997/8. He has extensive professional experience in the UK and North and South America. He is currently chairman of Macfarlane Group plc, a director of Edinburgh US Tracker Trust plc, Convenor of Court at the University of Strathclyde and a governor of the Beatson Cancer Research Institute.

Charles ‘Bud’ Koch (age 58)

Appointed to the Board in September 2004, Bud Koch is an American national. He has extensive professional experience in the USA and is currently chairman of the board of the Federal Home Loan Bank of Cincinnati, chairman of the board of John Carroll University and a trustee of Case Western Reserve University. He was the chairman, president and chief executive officer of Charter One Financial, Inc. and its wholly owned subsidiary, Charter One Bank, N.A between 1973 and 2004.

Joe MacHale* (age 53)
A

Appointed to the Board in September 2004, Joe MacHale is currently a non-executive director and chairman of the audit committee of Morgan Crucible plc and a trustee of MacMillan Cancer Relief. He held a number of senior executive positions with J P Morgan between 1979 and 2001 and was latterly chief executive of J P Morgan Europe, Middle East and Africa Region.

Eileen Mackay* (age 61)
CB, FCIBS
A, R

Appointed to the Board in May 1996, Eileen Mackay is a former senior UK civil servant who held posts in Scotland, HM Treasury and the Cabinet Office and was principal finance officer at The Scottish Office. She is a director of Edinburgh Investment Trust plc, Scottish Financial Enterprise and The British Library. She is also chairman of the trustees of the David Hume Institute and a trustee of the Carnegie Trust for the Universities of Scotland.

Iain Robertson (age 59)
CBE, FCIBS
Chairman, Corporate Banking and Financial Markets

Appointed to the Board in January 1993, Iain Robertson is a Chartered Accountant. He is chairman of British Empire Securities and General Trust plc, Cairn Capital Limited and BT Scotland, and a director of John Menzies plc.

Sir Steve Robson* (age 61)
A

Appointed to the Board in July 2001, Sir Steve Robson is a former senior UK civil servant, who had responsibility for a wide variety of Treasury matters. His early career included the post of Private Secretary to the Chancellor of the Exchequer and secondment to ICFC, (now 3i). He was also a Second Permanent Secretary of HM Treasury, where he was managing director of the Finance and Regulation Directorate. He is a non-executive director of Cazenove Group Plc, Xstrata Plc and Partnerships UK plc, and a member of the Chairman’s Advisory Committee of KPMG.

Bob Scott* (age 63)
CBE, FCIBS
C, N, R (Chairman)

Appointed to the Board in January 2001, Bob Scott is an Australian national. He is the senior independent director. Bob Scott has many years experience in the international insurance business and played a leading role in the consolidation of the UK insurance industry. He is a former group chief executive of CGNU plc and chairman of the board of the Association of British Insurers. He is chairman of Yell Group plc, a non-executive director of Swiss Reinsurance Company (Zurich), Jardine Lloyd Thompson Group plc and Focus Wickes Group Limited, and a trustee of the Crimestoppers Trust.

Peter Sutherland* (age 58)
KCMG
N

Appointed to the Board in January 2001, Peter Sutherland is an Irish national. He is a former attorney general of Ireland and from 1985 to 1989 was the European commissioner responsible for competition policy. He is chairman of BP Plc and Goldman Sachs International and a director of Investor AB. He was formerly chairman of Allied Irish Bank and a director general of GATT and the World Trade Organisation.

Group Secretary and General Counsel
Miller McLean (age 55)
FCIBS
C

Miller McLean was appointed Group Secretary in August 1994. He is a trustee of the Industry and Parliament Trust, a non-executive chairman of The Whitehall and Industry Group and a director of The Scottish Parliament and Business Exchange.

A member of the Audit Committee
C member of the Chairman’s Advisory Group
N member of the Nominations Committee
R member of the Remuneration Committee
* independent non-executive director

Report of the directors

The directors have pleasure in presenting their report together with the audited accounts for the year ended 31 December 2004.

Profit and dividends

The profit attributable to the ordinary shareholders of the company for the year ended 31 December 2004 amounted to £4,256 million (after preference dividends of £256 million) compared with £2,254 million for the year ended 31 December 2003, as set out in the consolidated profit and loss account on page 89.

An interim dividend of 16.8p per ordinary share was paid on 8 October 2004 totalling £529 million (2003 – £431 million). The directors now recommend that a final dividend of 41.2p per ordinary share totalling £1,308 million (2003 – £1,059 million) be paid on 3 June 2005 to members on the register at the close of business on 11 March 2005. If this recommendation is approved by shareholders at the annual general meeting on 20 April 2005, the retained profit for the year will amount to £2,419 million (2003 – £764 million). Subject to the approval of the dividend by shareholders at the annual general meeting, shareholders will be offered the choice of taking ordinary shares in lieu of cash in respect of the final dividend.

Activities and business review

The company is a holding company owning the entire issued ordinary share capital of the Royal Bank, the principal direct operating subsidiary undertaking of the company. The “Group” comprises the company and all its subsidiary and associated undertakings, including the Royal Bank and NatWest. The Group is engaged principally in providing a comprehensive range of banking, insurance and other financial services. Details of the principal subsidiary undertakings of the company are shown in Note 17. A review of the business for the year to 31 December 2004, of recent events and of likely future developments is contained in the Operating and financial review.

Business developments

In January 2004, Citizens completed the acquisition of Thistle Group Holdings, Co., the holding company of Pennsylvania-based Roxborough Manayunk Bank.

In January 2004, Ulster Bank completed the acquisition of First Active plc.

In March 2004, Citizens completed the purchase of the credit card portfolio of People’s Bank in the US.

In May 2004, NatWest completed the acquisition of Bibit, a leading international internet payment specialist.

In August 2004, Citizens completed the acquisition of Charter One Financial, Inc.

In September 2004, Citizens completed the acquisition of Lynk Systems Inc, a US based merchant acquiring business.

Going concern

The directors are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the ‘going concern’ basis for preparing the accounts.

Ordinary share capital

During the year ended 31 December 2004, the ordinary share capital was increased by the following issues:

(a)	165 million ordinary shares placed at an issue price of £16.20 per share;

(b)	12.9 million ordinary shares allotted as a result of the exercise of options under the company’s executive, sharesave and option 2000 schemes and a further 5.6 million ordinary shares allotted in respect of the exercise of options under the NatWest executive and sharesave schemes which had been exchanged for options over the company’s shares following the acquisition of NatWest in 2000;

(c)	23.4 million ordinary shares allotted in lieu of cash dividends; and

(d)	2.4 million ordinary shares allotted under the company’s employee share ownership plan.

Details of the authorised and issued ordinary share capital at 31 December 2004 are shown in Note 33.

Preference share capital

Details of issues of preference shares during the year and the authorised and issued share capital at 31 December 2004 are shown in Note 33.

Trust preferred securities

Details of issues of trust preferred securities by subsidiaries of the Group are shown in Note 32.

Subordinated liabilities

Details of issues and redemptions of dated and undated loan capital and the subordinated liabilities at 31 December 2004 are shown in Notes 30 and 31.

Shareholdings

As at 23 February 2005, the company had been notified of the following interests in its shares, in accordance with section 198 of the Companies Act 1985:

	Number of shares	% held		Number of shares	% held

Ordinary shares:			5 ½% cumulative preference shares:
Cater Allen International	107,628,711	3.42	Commercial Union Assurance plc	91,429	22.86
Legal & General Group plc	98,761,695	3.40	Mr P. S. and Mrs J. Allen	86,999	21.75
Barclays PLC	93,254,320	3.14	Bassett-Patrick Securities Limited*	46,255	11.56
The Capital Group of Companies, Inc	95,578,555	3.01	E M Behrens Charitable Trust	20,000	5.00
11% cumulative preference shares:			Mrs Gina Wild	19,800	4.95
Guardian Royal Exchange			Trustees of The Stephen Cockburn
Assurance plc	129,830	25.97	Limited Pension Scheme	19,879	4.97
Windsor Life Assurance			Miss Elizabeth Hill	16,124	4.03
Company Limited	51,510	10.30	Mr W. T. Hardison Jr.	13,532	3.38
Mr S. J. and Mrs J. A. Cockburn	30,810	6.16	Ms C. L. Allen	13,200	3.30
Cleaning Tokens Limited	25,500	5.10	Ms J. C. Allen	12,750	3.18

*	Notification has been received on behalf of Mr A. W. R. Medlock and Mrs H. M. Medlock that they each have an interest in the holding of 5 ½% cumulative preference shares registered in the name of Bassett-Patrick Securities Limited noted above and that there are further holdings of 5,300 and 5,000 shares, respectively, of that class registered in each of their names.

Directors

The names and brief biographical details of the directors are shown on page 61. All directors, except:

  Archie Hunter and Joe MacHale, who were appointed to the Board on 1 September 2004,

  Bud Koch, who was appointed to the Board on 29 September 2004,

  Norman McLuskie, who retired from the Board on 23 August 2004, and

  Emilio Botin and Juan Inciarte, who resigned from the Board on 12 November 2004,

served throughout the year and to the date of signing of the financial statements.

Sir Angus Grossart, Lord Vallance and Iain Robertson will retire at the forthcoming annual general meeting. Jim Currie, Sir Fred Goodwin, Archie Hunter, Bud Koch, Joe MacHale and Sir Steve Robson will retire and offer themselves for election or re-election. Details of the service agreement for Sir Fred Goodwin are set out on page 74. No other director seeking election or re-election has a service agreement.

Directors’ interests

The interests of the directors in the shares of the company at 31 December 2004 are shown on page 80. None of the directors held an interest in the loan capital of the company or in the shares and loan capital of any of the subsidiary undertakings of the company, during the period from 1 January 2004 to 23 February 2005.

Employee proposition

The Group recognises that the performance of its people is central to the successful delivery of its overall business strategy. Accordingly, the Group focuses on maintaining a compelling employee proposition that attracts, engages and then retains the best available talent. It is the breadth and depth of that employee talent which has cemented the Group’s standing as one of the world's leading financial institutions.

Employee recruitment

To assist those within the Group responsible for recruitment, online toolkits have been developed in conjunction with interview skills training, which equip them effectively to recruit the best people for specific roles. In addition, the Group encourages movement within the organisation through the provision of an online appointments section which enables employees to apply for new or different roles throughout the Group.

The profile of the Group led to over 10,000 applications being received during its 2003/4 graduate campaign for some 200 places. The 2004 UK-based CBFM graduate intake, included 37 per cent Continental European entrants with an additional 21 Continental European graduates and interns placed within CBFM businesses in Frankfurt, Milan, Madrid and Paris. All applications were received online through the graduate website.

To complement this work a Group wide employee induction event was conducted, which provided opportunities to network with other new joiners and facilitated the exchange of ideas and information. Within the last year the Group rose 23 places to rank 15th in the Times Top 100 Graduate employers table.

Report of the directors continued

Employee reward

Under Total Reward the Group offers one of the most comprehensive remuneration and benefits packages in the financial services sector, consisting of salary, bonus, share schemes and competitive pension benefits. Salary awards recognise both market competitor movements and individual performance, with the largest increases being directed towards high performers.

Through RBSelect, the Group's benefits choice programme, all UK employees have the flexibility to customise their remuneration and tailor it to their particular lifestyle needs. This includes the opportunity to access subsidised childcare vouchers, discounted personal insurance products and discounted shopping vouchers at a range of high street stores.

In addition, employees can participate in bonus incentive plans specific to their business and share in the Group's success through profit sharing, Buy As You Earn and Sharesave schemes, which align their interests with those of shareholders. UK employees participate in profit sharing that is directly related to the annual performance of the Group. For the last six years this has amounted to a further 10 percent of basic salary.

The Group provides pension plan membership for most employees in the UK and overseas. The largest plan is The Royal Bank of Scotland Group Pension Fund, which has over 80,000 employee members in the UK. Through this and a number of additional pension arrangements in the UK and overseas, the Group ensures that employees benefit from competitive pension provision as part of their Total Reward. The actuarial valuation of the main UK pension scheme as at 31 March 2004 resulted in a deficit of £1,994 million. To address this the Group made a special cash contribution of £750 million to the scheme in December 2004. It also increased its contribution rate to 21.5 percent of pensionable salaries with effect from April 2004.

Employee learning and development

The Group actively encourages professional development and lifelong learning and is committed to creating and providing experiences outside the workplace that benefit the employee, the community they work in and the Group. The Prince's Trust initiative, for example, enables employees to participate in volunteer and mentoring programmes and contributes to the Group's Community Investment and Corporate Responsibility aims.

The Group acknowledges the importance of developing and maintaining strong leadership capability across the organisation, proactively developing future leaders and creating succession plans for senior and executive management roles. A core component of this ongoing activity is the Executive Leadership Programme developed in conjunction with the Harvard Business School and the establishment of an on-site business school at the Group Headquarters at Gogarburn, Edinburgh which is due to open in Spring 2005. The introduction of emerging leader workshops, which included employee representatives from Citizens Bank, is further evidence of the Group’s commitment to global executive development.

In addition, through Learning Awards, the Group provides financial incentives to employees who take the banking qualifications offered by the Chartered Institute of Bankers in Scotland and The Institute of Financial Services.

Employee communication

Employee engagement is encouraged through a transparent process of communication and consultation. This is achieved through a corporate Intranet, divisional magazines, team meetings led by line managers, briefings held by senior managers and regular dialogue with employees and employee representatives.

The Group Chief Executive and other senior Group executives regularly communicate directly with employees through ‘Question Time’ style programmes, some of which are broadcast on the Group’s internal television network. This is used to convey information ranging from annual and interim financial results to employee training and development issues.

Employee consultation

The Group recognises that the key to becoming (and remaining) an employer of choice is to ensure that employees are able to maximise their contribution to the Group. Each year an independent specialist company conducts a global Employee Opinion Survey on behalf of the Group to measure how employees feel about a number of important issues.

With an overall response rate of 84 percent (some 20 percent higher than the industry average) the Group remains confident that employees value the survey as a method of expressing their views and as a way of initiating change throughout the organisation. Since the last Group-wide survey in January 2003, there were significant improvements in 14 out of 15 question categories. The RBS Group performs very well against ISR’s Global Financial Services comparison companies, which includes many of the Group’s key competitors in the UK and abroad. The Group outperforms this comparison group in all but one category.

Diversity

The Group continues to participate in a range of programmes and activities designed to promote diversity and effective people management. Reflecting its commitment to a business model based on meritocracy and inclusiveness, the Group encourages employees to develop their full potential, irrespective of their race, gender, marital status, age, disability, religious belief, political opinion or sexual orientation.

The Group is also committed to ensuring that all prospective applicants for employment are treated fairly and equitably throughout the recruitment process. Our comprehensive resourcing standards cover the attraction and retention of individuals with disabilities. Reasonable adjustments are provided to support the applicant in the recruitment process where these are required. The Group provides reasonable workplace adjustments for new entrants into the Group and also for existing employees who become disabled during their employment.

Health, safety, well being and security

The health, safety, well being and security of employees and customers are of vital concern to the Group, which constantly reviews its position on policies in these areas to reflect current legislation and best practice. Furthermore, the Group focuses on ensuring that those policies are closely linked to the operational needs of the business.

Corporate responsibility

Business excellence requires that the Group meets changing customer, shareholder, investor, employee and supplier expectations. The Group believes that meeting high standards of environmental, social and ethical responsibility is key to the way it does business.

The Board regularly considers corporate responsibility issues and receives a formal report on these matters twice each year. Further details of the Group’s corporate responsibility policies will be contained in the 2004 Corporate Responsibility Report.

Code of ethics

The Group has adopted a code of ethics that is applicable to all of the Group’s employees and a copy is available upon request.

Charitable contributions

In 2004 the contribution to the Group’s Community Investment programmes increased to £45.8 million (2003 – £40.1 million). The total amount given for charitable purposes by the company and its subsidiary undertakings during the year ended 31 December 2004 was £20.1 million (2003 – £14.7 million).

Corporate governance

The company is committed to high standards of Corporate governance. Details are given on pages 66 to 69.

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

At 31 December 2004, the Group’s trade creditors represented 27 days (2003 – 27 days) of amounts invoiced by suppliers. The company does not have any trade creditors.

Auditors

The auditors, Deloitte & Touche LLP, have indicated their willingness to continue in office. A resolution to re-appoint Deloitte & Touche LLP as the company’s auditor will be proposed at the forthcoming annual general meeting.

By order of the Board.

Miller McLean
Secretary
23 February 2005

The Royal Bank of Scotland Group plc is registered in Scotland No. 45551.

Corporate governance

The company is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Throughout the year ended 31 December 2004, the company has complied with all of the provisions set out in the revised Combined Code issued by the Financial Reporting Council in July 2003 (the ‘Code’) except in relation to the authority reserved to the Board to make the final determination of the remuneration of the executive directors, which is explained below in the paragraph headed ‘Remuneration Committee’.

The company has also complied with the Smith Guidance on Audit Committees in all material respects.

Under the US Sarbanes-Oxley Act of 2002, enhanced standards of corporate governance and business and financial disclosure apply to companies, including the company, with securities registered in the US. The Group complies with all sections of the Sarbanes-Oxley Act of 2002 currently applicable.

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

The roles of the Chairman and Group Chief Executive are distinct and separate, with a clear division of responsibilities. The Chairman leads the Board and ensures the effective engagement and contribution of all non-executive and executive directors. The Group Chief Executive has responsibility for all Group businesses and acts in accordance with the authority delegated from the Board. Responsibility for the development of policy and strategy and operational management is delegated to the Group Chief Executive and other executive directors.

All directors participate in discussing strategy, performance and financial and risk management of the company and meetings of the Board are structured to allow open discussion.

The Board met 10 times during 2004 and was supplied with comprehensive papers in advance of each Board meeting covering the Group’s principal business activities. Members of the executive management attend and make regular presentations as appropriate at meetings of the Board.

Board balance and independence

The Board currently comprises the Chairman, four executive directors and 12 non-executive directors. The Board functions effectively and efficiently and is considered to be of an appropriate size in view of the scale of the company and the diversity of its businesses. The directors provide the Group with the knowledge, mix of skills, experience and networks of contacts required. The Board Committees contain directors with a variety of relevant skills and experience so that no undue reliance is placed on any one individual.
The non-executive directors combine broad business and commercial experience with independent and objective judgement. The balance between non-executive and executive directors enables the Board to provide clear and effective leadership and maintain the highest standards of integrity across the company’s business activities. The names and biographies of all Board members are set out on page 61.

The composition of the Board is subject to continuing review and the provisions of the Code will be taken into account in respect of the balance of the Board. The Code requires the Board to determine whether its non-executive members are independent.

Following the annual general meeting in April 2005 when Sir Angus Grossart, Lord Vallance and Iain Robertson will stand down from the Board, the Board will comprise eight independent and five non-independent directors (including executive directors), in addition to the Chairman. Bob Scott has been nominated as the senior independent director.

The Board considers that all non-executive directors are independent for the purposes of the Code, with the following exceptions:

  Sir Angus Grossart and Lord Vallance, who have served on the Board for 19 and 12 years, respectively.

  Iain Robertson who was formerly an executive director of the company.

  Bud Koch who was formerly Chairman, President and Chief Executive Officer of Charter One Financial, Inc. which was acquired by Citizens Financial Group, Inc.

As a result, in terms of the Code, the Board currently comprises eight independent and eight non-independent directors (including executive directors), in addition to the Chairman.

Re-election of directors

At each annual general meeting, one third of the directors retire and offer themselves for re-election and each director must stand for re-election at least once every three years. Any non-executive directors who have served for more than nine years will also stand for annual re-election and the Board may consider their independence at that time. The proposed reelection of directors is subject to prior review by the Board.

The names of directors standing for re-election at the 2005 annual general meeting are contained on page 63 and further information will be given in the Chairman’s letter to shareholders in relation to the company’s annual general meeting.

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

Performance evaluation

The annual performance evaluation of the Board and its Committees was undertaken in the autumn of 2004. The evaluation, which focused particularly on the Board Committees, was conducted by the Group Secretary using a detailed questionnaire and meetings with each of the Board Committee members and attendees to discuss the performance of the Committees.

In addition, each director discussed his or her own performance with the Chairman and the senior independent director met individually with the executive directors and with the non-executive directors as a group without the Chairman present, to consider the Chairman’s performance. The report on the Board evaluation, which was designed to assist the Board in further improving its performance, was considered and discussed by the Board as a whole and specific actions are currently being implemented. A performance evaluation is conducted on an annual basis.

Board Committees

In order to provide effective oversight and leadership, the Board has established a number of Board Committees with particular responsibilities. The Committee chairmanship and membership are reviewed on a regular basis. The names and biographies of all Board Committee members are set out on page 61.

Audit Committee

All members of the Audit Committee are independent non-executive directors. The Audit Committee has five meetings each year, two of which are held immediately prior to submission of the interim and year-end financial statements to the Group Board. The Audit Committee meets executive directors and management and the external and internal auditors privately.

The Board is satisfied that the Audit Committee members have recent and relevant financial experience. Although the Board has determined that each member of the Audit Committee is an ‘Audit Committee Financial Expert’ as defined in the SEC rules under the US Securities Exchange Act of 1934, the members of the Audit Committee are selected with a view to the expertise and experience of the Audit Committee as a whole, and the Audit Committee reports to the Board as a single entity. The designation of a director or directors as an ‘Audit Committee Financial Expert’ does not impose on any such director any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such director as a member of the Audit Committee and Board in the absence of such a designation. Nor does the designation of a director as an ‘Audit Committee Financial Expert’ affect the duties, obligations or liability of any other member of the Board.

The Audit Committee is responsible for assisting the Board in discharging its responsibilities and making all relevant disclosures in relation to the financial affairs of the Group, the arrangements for accounting and financial reporting and regulatory compliance, the standards of internal control, and arrangements for internal audit, risk management and the external auditors.

The Audit Committee has a policy on the engagement of the external auditors to supply audit and non-audit services, which takes into account relevant legislation regarding the provision of such services by an external audit firm. Details of the audit and non-audit services carried out by the external auditors are set out in Note 4 to the Group’s accounts. This policy is reviewed annually by the Audit Committee. In addition, the Audit Committee reviews and monitors the independence and objectivity of the external auditors when it approves non-audit work to be carried out by them, taking into consideration relevant legislation and ethical guidance. A detailed submission is also made by management to the Audit Committee prior to certain appointments. The submission contains, in particular, details as to why the proposed appointment would not breach auditor independence.

The Audit Committee also undertakes an annual evaluation to assess the independence and objectivity of the external auditors and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements. The results of the evaluation were reported to the Board.

The Audit Committee will make recommendations to the Board in relation to the remuneration and terms of engagement of the external auditors and the re-appointment by the shareholders at the annual general meeting in April 2005 of Deloitte & Touche LLP as the external auditors.

In 2004, the Audit Committee commissioned KPMG to conduct an external review of the effectiveness of Group Internal Audit. It is intended that there will be an external review of Group Internal Audit every three years with internal reviews continuing in the intervening years.

Corporate governance continued

Remuneration Committee

All members of the Remuneration Committee are independent non-executive directors. The Remuneration Committee has three meetings each year.

The Remuneration Committee is responsible for assisting the Board in discharging its responsibilities and making all relevant disclosures in relation to the formulation and review of the Group’s executive remuneration policy. The Remuneration Committee makes recommendations to the Board on the remuneration arrangements for its executive directors and the Chairman. The Directors’ Remuneration Report is contained on pages 70 to 79.

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

Nominations Committee

The Nominations Committee comprises independent non-executive directors, under the chairmanship of the Chairman of the Board. The Nomination Committee meets as required.

The Nominations Committee is responsible for assisting the Board in the formal selection and appointment of directors. It considers potential candidates and recommends appointments of new directors to the Board. The appointments are based on merit and against objective criteria including the time available, and commitment which will be required of, the potential director.

In addition, the Nominations Committee considers succession planning for the Chairman, Group Chief Executive and non-executive directors. The Nominations Committee takes into account the knowledge, mix of skills, experience and networks of contacts which will be needed on the Board in the future. The Chairman, Group Chief Executive and non-executive directors meet to consider executive succession planning. No director is involved in decisions regarding his or her own succession.

The Board is aware of the other commitments of its directors and is satisfied that these do not conflict with their duties as non-executive directors of the company.

Meetings

The number of meetings of the Board and the Audit, Remuneration and Nominations Committees and individual attendance by members is shown below.

	Board	Audit	Remuneration	Nominations

Total number of meetings in 2004	10	5	4	1

Number of meetings attended in 2004

Sir George Mathewson	10	–	–	1

Lord Vallance	10	–	–	–

Sir Angus Grossart	9	–	–	–

Sir Fred Goodwin	10	–	–	–

Mr Botin***	3	–	–	–

Mr Buchan	10	5	4	–

Dr Currie	10	–	4	–

Mr Fish	7	–	–	–

Mr Hunter*	4	1	–	–

Mr Inciarte***	5	–	–	–

Mr Koch*	4	–	–	–

Mr MacHale*	4	1	–	–

Miss Mackay	10	5	4	–

Mr McLuskie**	6	–	–	–

Mr Pell	9	–	–	–

Mr Robertson	10	–	–	–

Sir Steve Robson	10	4	–	–

Mr Scott	10	–	4	1

Mr Sutherland	10	–	–	1

Mr Watt	10	–	–	–

*	Mr Hunter and Mr MacHale were appointed to the Board and the Audit Committee on 1 September 2004. Mr Koch was appointed to the Board on 29 September 2004.
**	Mr McLuskie retired from the Board on 23 August 2004.
***	Mr Botin and Mr Inciarte resigned from the Board on 12 November 2004, the effective date of the acquisition of Abbey National plc by Banco Santander Central Hispano SA. They did not attend any Board meetings from June 2004 during the relevant public offer period.

Relations with shareholders

The company communicates with shareholders through the annual report and by providing information in advance of the annual general meeting. Individual shareholders can raise matters relating to their shareholdings and the business of the Group at any time throughout the year. Shareholders are given the opportunity to ask questions at the annual general meeting or submit written questions in advance. The chairmen of the Audit, Remuneration and Nominations Committees are available to answer questions at the annual general meeting.

Communication with the company’s largest institutional shareholders is undertaken as part of the company’s investor relations programme. During the year, the directors received copies of the analysts’ reports and a monthly report from the Group’s investor relations team which includes an analysis of share price movements, the Group’s performance against the sector, and key broker comments. In addition, information on major investor relations activities and changes to external ratings are provided. In 2004, the senior independent director attended the analysts’ presentation at the interim results to enhance his understanding of the issues and concerns of the major shareholders and would be available to shareholders if concerns could not be addressed through the normal channels. The mechanisms used to ensure that directors develop an understanding of the views of major shareholders are considered as part of the annual Board performance evaluation.

The Chairman, Group Chief Executive, Group Finance Director and, if appropriate, the senior independent director communicate shareholder views to the Board as a whole.

The terms of reference of the Audit, Remuneration and Nominations Committees and the standard terms and conditions of the appointment of non-executive directors are available on the Group’s website (www.rbs.com) and copies are available on request.

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

The Board has established a process for the identification, evaluation and management of the significant risks faced by the Group, which operated throughout the year ended 31 December 2004 and to 23 February 2005, the date the directors approved the Report and Accounts. This process is regularly reviewed by the Board and meets the requirements of the guidance ‘Internal Control: Guidance for Directors on the Combined Code’ issued by the Institute of Chartered Accountants in England and Wales in 1999.

The effectiveness of the Group’s internal control system is reviewed regularly by the Board and the Audit Committee. Executive management committees or boards of directors in each of the Group’s businesses receive quarterly reports on significant risks facing their business and how they are being controlled. These reports are combined and submitted to the Board as quarterly risk and control assessments. Additional details of the Group’s approach to risk management are given in the ‘Risk management’ section of the ‘Operating and financial review’ on pages 42 to 58. The Audit Committee also receives regular reports from Group Risk Management and Group Internal Audit. In addition, the Group’s independent auditors present to the Audit Committee reports that include details of any significant internal control matters which they have identified. The system of internal controls of the authorised institutions and other regulated entities in the Group are also subject to regulatory oversight in the UK and overseas. Additional details of the Group’s regulatory oversight are given in the Supervision and Regulation section.

Disclosure controls and procedures

As required by US regulations, the Group Chief Executive and the Group Finance Director have evaluated the effectiveness of the company’s disclosure controls and procedures (as defined in the rules under the US Securities Exchange Act). This evaluation has been considered and approved by the Board which has authorised the Group Chief Executive and the Group Finance Director to certify that as at 31 December 2004, the company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the company and its consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal controls

There was no change in the company’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Directors’ remuneration report

The Remuneration Committee

The following directors, all of whom are independent non-executive directors, were members of the Remuneration Committee during the year ended 31 December 2004.

Bob Scott (Chairman)
Colin Buchan
Jim Currie
Eileen Mackay

During the accounting period, the Remuneration Committee confirmed the appointments of Ernst & Young and Mercer Human Resource Consulting to provide advice on matters relating to directors’ remuneration in the UK and US respectively. In addition, the Remuneration Committee has taken account of the views of the Chairman and the Group Chief Executive on performance assessment of the executive directors.

In addition to advising the Remuneration Committee, Ernst & Young provided professional services in the ordinary course of business including actuarial and corporate recovery advice. Mercer Human Resource Consulting provided advice and support in connection with a range of benefits, pension actuarial and investment matters.

Remuneration policy

The executive remuneration policy is kept under review by the Remuneration Committee and is set out below. There have been no material changes to the policy which was approved by shareholders at the company’s annual general meeting in 2004.

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

Benefits

UK-based executive directors are eligible to participate in The Royal Bank of Scotland Group Pension Fund (‘the RBS Fund’). The RBS Fund is a non-contributory defined benefit fund which provides pensions and other benefits within Inland Revenue limits. Certain directors receive additional pension and life assurance benefits in excess of Inland Revenue limits. Details of pension arrangements of directors are shown on page 79.

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

Short-term annual incentives

These typically focus from year to year on the delivery of a combination of appropriate Group and individual financial and operational targets approved by the Remuneration Committee. Individual UK-based executive directors normally have a maximum annual bonus potential of one times salary (one and a half times in the case of the Group Chief Executive), although for exceptional performance, as measured by the achievement of significant objectives, bonuses of up to two times salary may be awarded.

Long-term incentives

The company provides long-term incentives in the form of share options and share or share equivalent awards. Their objective is to encourage the creation of value over the long-term and to align the rewards of the executive directors with the returns to shareholders. Directors are encouraged to hold shares in the company and a culture of voluntary shareholding has been fostered, which has resulted in a number of executive directors building up substantial shareholdings over time.

Medium-term performance plan

The medium-term performance plan was approved by shareholders in April 2001. Each executive director is eligible for an annual award under the plan in the form of share or share equivalent awards. Whilst the rules of the plan allow grants of awards of up to one and a half times earnings, the Remuneration Committee has adopted a policy of granting awards based on a multiple of salary. Normally awards are made at one times salary with one and a half times salary being granted in the case of the Group Chief Executive. No changes will be made to this policy without prior consultation with shareholders.

The plan is highly geared to the company’s relative performance. All awards under the plan are subject to three-year performance targets. First, the annual growth in the company’s earnings per share (‘EPS’) must exceed the annualised growth of the Retail Prices Index (‘RPI’) plus three per cent. If this condition is satisfied, the company’s total shareholder return (‘TSR’) is compared with the TSR of a comparator group of certain companies in the financial services sector, referred to below. Awards under the plan will not vest if the company’s TSR is below the median of the comparator group. Achievement of the EPS target and median TSR performance against the comparator companies will result in vesting of 25 per cent of the award, increasing on a sliding scale up to 100 per cent at upper quartile performance and up to 200 per cent at upper decile performance. Vesting at 200 per cent can only occur if the company achieves a TSR ranking at 1st position in the comparator group and exceeds the TSR of the 2nd placed comparator company by at least 34%.This combination of EPS and TSR performance targets measures the underlying financial performance of the company and ensures a direct link between the value delivered to shareholders and the levels of incentive payment.

For awards made since 2002, the companies in the comparator group are Abbey National plc; Aviva plc; Barclays PLC; Citigroup; HBOS plc; HSBC Holdings plc; Legal & General Group plc; Lloyds TSB Group plc; Prudential plc and Standard Chartered PLC. Following the takeover of Abbey National plc by Banco Santander Central Hispano SA (‘BSCH’) in November 2004, Abbey National plc has been replaced by BSCH in the comparator group for awards made from 2003 onwards.

Options

The executive share option scheme was approved by shareholders in January 1999. Each executive director is eligible for the annual grant of an option, typically of one and a quarter times salary with an upper maximum in appropriate circumstances of two and a half times salary, over shares at the market value at date of grant. Under the terms of his appointment, the Chairman is also eligible to participate in the executive share option scheme. No payment is made by the executive director on the grant of an option award.

All executive share options are subject to a performance target, which is currently that the options are exercisable only if, over a three year period, the growth in the company’s EPS has exceeded the growth in the RPI plus nine per cent. This EPS performance target, which is consistent with market practice, measures underlying financial performance and represents a long-term test of performance. For awards made in 2004 onwards, there is no re-testing of the performance condition. The condition is reviewed annually. All previous awards have vested without re-testing.

Directors’ remuneration report continued

US based director – Lawrence Fish

Lawrence Fish's total remuneration package was reviewed in 2004 by the Remuneration Committee as a result of the acquisition of Charter One and his changing RBS responsibilities in North America. In the review the Remuneration Committee confirmed its overall policy in relation to his package is to ensure competitiveness with the market levels of total remuneration for chairmen and executives of US banks of similar size and complexity.

As a result of that review, proposals will be submitted at the annual general meeting to introduce a cash long term incentive plan, which will replace the Citizens Phantom 2000 Plan in which Mr Fish participated from 2001. Subject to agreement to these proposals, the total remuneration policy for him will be as follows:

Base salary will be set having regard to the levels of base salary in other US banks and the appropriate balance of fixed and variable remuneration for US based executives of UK listed companies operating within the corporate governance frameworks of the UK. In light of this policy, and having reviewed the relevant market data, Mr Fish’s base salary was increased to $1.5 million with effect from 1 October 2004.

Benefits Mr Fish accrues pension benefits under a number of arrangements in the US. Details are provided on page 79. In addition he is entitled to receive other benefits on a similar basis to other Citizens employees.

Short term performance rewards will take the form of an annual incentive plan which rewards the achievement of Group, business unit and individual financial and non-financial targets. The normal maximum annual bonus potential will be two times salary, although additional amounts to a maximum of two times salary may be awarded, at the discretion of the Board, for exceptional performance as measured by the achievement of significant objectives.

Long term incentives will consist of the following components:

  The two grants made under the Citizens Phantom 2000 Plan vested and will vest on 1 January 2005 and 1 January 2006, respectively. The value of units at the time of vesting is performance-linked and is based on the cumulative economic profit generated by Citizens, the trend in economic profit and on the external market trends in the US banking sector, using price/earnings ratios of comparator US banks. This measure was chosen to establish a clear link between the potential incentive and the performance of Citizens. No other grants will be made under this plan.

  A grant under the RBS medium-term performance plan within the levels, and on the same terms, available to UK based executives.

  A grant under the executive share option scheme within the levels, and on the same terms, available to UK based executives.

  A grant under the new Citizens Long Term Incentive Plan. Performance will be measured on a combination of Growth in Profit before Tax and Relative Return on Equity based on a comparison of Citizens with comparator US banks. The targets for this plan will be set on an annual basis over the three year term of the grant.

In the event that the proposed new Citizens Long Term Incentive Plan is not approved, Mr Fish will participate in existing approved short and long term cash plans already operating in Citizens.

The existing approved Citizens Long Term Incentive Plan is a cash compensation plan designed to reward participants for achieving long-term financial results. A separate three-year cycle commences each year. The maximum award payable to Mr Fish annually is 105 per cent of his average salary over the previous three-year period. Each three-year performance target is based on the annual pre-tax income target for Citizens. For the maximum award to be paid in respect of each three-year target, Citizens must achieve 130 per cent of the three-year aggregate budgeted profit figure. This performance target is measured by taking the pre-tax income for Citizens, which is a simple and transparent method of measuring a profit figure target.

The performance graph

The undernoted performance graph illustrates the performance of the company over the past five years in terms of total shareholder return compared with that of the companies comprising the FTSE 100 index. This index has been selected because it represents a cross-section of leading UK companies. The total shareholder return for the company and the FTSE 100 have been rebased to 100 for 1999.

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

Directors’ remuneration report continued

Information regarding executive directors’ service contracts is summarised in the table and notes below.

Name	Date of current contract/ Employing company	Normal retirement age	Notice period – from company	Notice period – from executive

Sir Fred Goodwin	1 August 1998	60	12 months	6 months
	The Royal Bank of Scotland plc

Mr McLuskie*	9 October 1997	60	3 months	3 months
	The Royal Bank of Scotland plc

Mr Pell	22 May 2002	60	12 months	6 months
	National Westminster Bank Plc

Mr Watt	28 September 2000	60	12 months	6 months
	The Royal Bank of Scotland plc

Mr Fish	18 February 2004	65	12 months	12 months
	Citizens Financial Group, Inc.

* retired 23 August 2004

Except as noted below, in the event of severance of contract where any contractual notice period is not worked, the employing company may pay a sum to the executive in lieu of this period of notice. Any such payment would, at maximum, comprise base salary and a cash value in respect of fixed benefits (including pension plan contributions). In the event of situations involving breach of the employing company’s policies resulting in dismissal, reduced or no payments may be made to the executive. Depending on the circumstances of the termination of employment, the executive may be entitled, or the Remuneration Committee may exercise its discretion to allow, the executive to exercise outstanding awards under long-term incentive arrangements. Exceptions to these severance arrangements are as follows:

  Gordon Pell was recruited to the board of NatWest from Lloyds Bank plc at a time when NatWest was subject to a contested takeover. His recruitment to take management responsibility for NatWest’s retail operations was seen by the NatWest board at the time as an essential step to strengthen the management of NatWest. The terms of his service contract, which reflected these circumstances, were entered into after consultation with the Takeover Panel as required by The City Code on Takeovers and Mergers. If Mr Pell’s contract is terminated by NatWest without notice, he is entitled to a compensation payment of base salary relating to the contractual 12 months’ notice period, his annual bonus to the date of termination, a payment equal to his average annual bonus over the previous three years, payment in lieu of contractual benefits and allowances including pension and extra payments by way of funded or unfunded pension and death in service contributions relating to the notice period.

The Remuneration Committee has reviewed, with the benefit of legal advice, Mr Pell’s contract, and the circumstances under which it was entered into. As the exceptional severance provisions would apply only if NatWest were to breach the contract by terminating it without notice, the Committee considers that the contract’s terms, entered into in good faith by the NatWest board and Mr Pell, should be honoured.

  If Lawrence Fish's contract is terminated without cause, or if he terminates the contract for good reason (as defined in the contract), he is entitled to a lump sum payment to compensate him for the loss of 12 months salary plus annual bonus. Mr Fish would also be entitled to receive for this period health, life insurance and long term disability coverage and any other benefits determined in accordance with the plans, policies and practices of Citizens at the time of termination. The Remuneration Committee have been advised that these termination provisions are less generous than the current market practice in the US.

Chairman and non-executive directors

The original date of appointment as a director of the company and the scheduled date for the next re-election is as follows:

	Date first appointed	Next re-election

Sir George Mathewson	1 September 1987	2007
Lord Vallance	14 January 1993	Retires 20 April 2005
Sir Angus Grossart	30 September 1985	Retires 20 April 2005
Mr Buchan	1 June 2002	2006
Dr Currie	28 November 2001	20 April 2005
Mr Hunter	1 September 2004	20 April 2005
Mr Koch	29 September 2004	20 April 2005
Mr MacHale	1 September 2004	20 April 2005
Miss Mackay	16 May 1996	2006
Mr Robertson	14 January 1993	Retires 20 April 2005
Sir Steve Robson	25 July 2001	20 April 2005
Mr Scott	31 January 2001	2006
Mr Sutherland	31 January 2001	2006

Other than Iain Robertson, the non-executive directors do not have service contracts or notice periods although they have letters of engagement reflecting their responsibilities and commitments. Under the company’s articles of association, all directors must retire by rotation and seek re-election by shareholders at least every three years. No compensation would be paid to the Chairman or to any non-executive director in the event of early termination.

Iain Robertson entered into a contract to reflect his role as a non-executive director, which took effect on 25 June 2003. Under this contract, his appointment will terminate at the company’s annual general meeting on 20 April 2005, unless terminated earlier by either party on one month’s written notice.

The tables and explanatory notes on pages 76 to 79 report the remuneration of each director for the year ended 31 December 2004 and have been audited by the company’s auditors, Deloitte & Touche LLP.

Directors’ remuneration report continued

Directors’ remuneration

	Salary/ fees £000	Performance bonus* £000	Benefits £000	2004 Total £000	2003 Total £000

Chairman
Sir George Mathewson	542	–	39	581	538

Executive directors
Sir Fred Goodwin	990	1,500	32	2,522	1,916
Mr Fish	637	1,638	30	2,305	1,859
Mr McLuskie (retired 23 August 2004)	341	–	1	342	1,048
Mr Pell	670	721	12	1,403	1,307
Mr Watt	605	660	3	1,268	1,110

* includes 10% profit sharing

Basic salary is the only component of the remuneration package which is pensionable.

Non-executive directors	Board fees £000	Board committee fees £000	2004 Total £000	2003 Total £000

Vice-chairmen
Lord Vallance of Tummel	100	–	100	100
Sir Angus Grossart	100	–	100	100
Mr Botin (resigned 12 November 2004)	46	–	46	44
Mr Buchan	50	50	100	56
Dr Currie	50	10	60	54
Mr Hunter (appointed 1 September 2004)	17	5	22	–
Mr Inciarte (resigned 12 November 2004)	46	–	46	44
Mr Koch† (appointed 29 September 2004)	12	–	12	–
Mr MacHale (appointed 1 September 2004)	17	5	22	–
Miss Mackay	50	25	75	64
Mr Robertson	100	–	100	217	*
Sir Steve Robson	50	15	65	54
Mr Scott	50	23	73	67
Mr Sutherland	50	3	53	44

*	includes £167,000 in respect of Mr Robertson’s service as an executive director. From 25 June 2003, Mr Robertson has carried out his role as Chairman, Corporate Banking and Financial Markets and as a director in a non-executive capacity. He also provides general advice on business issues to the Board and Board Committees as appropriate, including attendance as required at the Group Audit Committee and the Advances Committee. For these services Mr Robertson receives a fee of £100,000 per annum.
†	In addition to his role as a non-executive director, Mr Koch has an agreement with Citizens Financial Group, Inc. to provide consulting services for a period of three years following the acquisition by Citizens of Charter One Financial, Inc. For these services Mr Koch receives $402,500 per annum.

No director received any expense allowances chargeable to UK income tax or compensation for loss of office/termination payment. The non-executive directors did not receive any bonus payments or benefits.

Share options

Options to subscribe for ordinary shares of 25p each in the company granted to, and exercised by, directors during the year to 31 December 2004 are included in the table below:

			Options exercised in 2004

	Options held at 1 January 2004	Options granted in 2004	Number	Market price at date of exercise £	Option price £	Options held at 31 December 2004

						Number	Exercise period

Sir George Mathewson	69,257				9.33	69,257	11.05.01 – 10.05.08
	147,247				7.81	147,247	29.03.03 – 28.03.10
	150				12.40	150	09.08.03 – 08.08.06	*
	20,100				17.18	20,100	14.08.04 – 13.08.11
	1,347				13.64	1,347	01.10.08 – 31.03.09	*
	19,500				18.18	19,500	14.03.05 – 13.03.12
	36,400				12.37	36,400	13.03.06 – 12.03.13
		36,044			17.34	36,044	11.03.07 – 10.03.14

	294,001	36,044				330,045

Sir Fred Goodwin	164,571				8.75	164,571	07.12.01 – 06.12.08
	2,963				11.18	2,963	04.03.02 – 03.03.09
	27,306				11.97	27,306	03.06.02 – 02.06.09
	153,648				7.81	153,648	29.03.03 – 28.03.10
	150		150	16.20	12.40	–
	43,700				17.18	43,700	14.08.04 – 13.08.11
	1,713				9.85	1,713	01.10.05 – 31.03.06	*
	41,300				18.18	41,300	14.03.05 – 13.03.12
	72,800				12.37	72,800	13.03.06 – 12.03.13
		144,175			17.34	144,175	11.03.07 – 10.03.14

	508,151	144,175	150			652,176

Mr Fish	107,877				9.33	107,877	11.05.01 – 10.05.08
	150				12.40	150	09.08.03 – 08.08.06	*

	108,027					108,027

Mr McLuskie**	16,613				9.33	16,613	11.05.01 – 10.05.08
	8,860				11.18	8,860	04.03.02 – 03.03.09
	11,356				11.97	11,356	03.06.02 – 02.06.09
	33,291				7.81	33,291	29.03.03 – 28.03.10
	150				12.40	150	09.08.03 – 08.08.06	*
	23,300				17.18	23,300	14.08.04 – 13.08.11
	335				13.64	335	01.10.04 – 31.03.05	*
	22,100				18.18	22,100	14.03.05 – 13.03.12
	335				12.35	335	01.10.05 – 31.03.06	*
	39,700				12.37	39,700	13.03.06 – 12.03.13

	156,040					156,040

Mr Pell	51,216				7.81	51,216	29.03.03 – 28.03.10
	29,100				17.18	29,100	14.08.04 – 13.08.11
	27,600				18.18	27,600	14.03.05 – 13.03.12
	49,800				12.37	49,800	13.03.06 – 12.03.13
		47,217			17.34	47,217	11.03.07 – 10.03.14

	157,716	47,217				204,933

Mr Robertson	56,635				9.33	56,635	11.05.01 – 10.05.08
	82,654				11.18	82,654	04.03.02 – 03.03.09
	128,040				7.81	128,040	29.03.03 – 28.03.10
	393		393	16.77	9.85	–
	36,400				17.18	36,400	14.08.04 – 13.08.11

	304,122		393			303,729

Mr Watt	70,148				12.83	70,148	04.09.03 – 03.09.10
	23,300				17.18	23,300	14.08.04 – 13.08.11
	710		710	16.21	13.64	–
	22,100				18.18	22,100	14.03.05 – 13.03.12
	42,500				12.37	42,500	13.03.06 – 12.03.13
		43,253			17.34	43,253	11.03.07 – 10.03.14

	158,758	43,253	710			201,301

*	Options held under the sharesave and option 2000 schemes, which are not subject to performance conditions.
**	Mr McLuskie retired from the Group Board on 23 August 2004. The figures quoted above are as at cessation. Subsequently, Mr McLuskie exercised his Sharesave 2001 grant of 335 options, and has since been granted a Sharesave award in 2004 of 439 options.

Directors’ remuneration report continued

No options had their terms and conditions varied during the accounting period to 31 December 2004. No payment is required on the award of an option.

The executive share options which are exercisable from March 2002 onwards are subject to the satisfaction of an EPS growth target which provides that options are excercisable only if, over a three year period, the growth in the company’s EPS has exceeded the growth in the RPI plus 9%. In respect of executive share options exercisable before March 2002 the performance condition is that the growth in the company’s EPS over three years has exceeded the growth in the RPI plus 6%.

The market price of the company’s ordinary shares at 31 December 2004 was £17.52 and the range during the year to 31 December 2004 was £14.64 to £17.64.

In the ten year period to 31 December 2004, awards made using new issue shares under the company’s share plans represented 4.3% of the company’s issued ordinary share capital, leaving an available dilution headroom of 5.7%.

Medium Term Performance Plan

Scheme interests (share equivalents) at 1 January 2004		Awards granted in 2004	Market price on award £	Awards vested in 2004*	Market price on vesting £	Value of interests vested £	Awards exercised in 2004	Market price on exercise £	Share interest (share equivalents) at 31 December 2004	End of period for qualifying conditions to be fulfilled

Sir Fred Goodwin	93,040		16.35						93,040	vested 31.12.03
	44,378		18.59	33,855	17.52	593,140			33,855	vested 31.12.04
	78,398		17.22						78,398	31.12.05
		86,506	17.34						86,506	31.12.06

	215,816								291,799

Mr Fish	–	35,274	17.34						35,274	31.12.06

Mr McLuskie**	49,621		16.35				49,621	16.49	–	vested 31.12.03
	23,399		18.59	17,851	17.52	312,750			17,851	vested 31.12.04
	28,456		17.22						28,456	31.12.05

	101,476								46,307

Mr Pell	62,026		16.35				40,000	17.12	22,026	vested 31.12.03
	29,585		18.59	22,570	17.52	395,426			22,570	vested 31.12.04
	35,715		17.22						35,715	31.12.05
		37,774	17.34						37,774	31.12.06

	127,326								118,085

Mr Robertson	77,533		16.35						77,533	vested 31.12.03

Mr Watt	49,621		16.35				49,621	14.71	–	vested 31.12.03
	24,744		18.59	18,877	17.52	330,725			18,877	vested 31.12.04
	30,488		17.22						30,488	31.12.05
		34,603	17.34						34,603	31.12.06

	104,853								83,968

*	Awards were granted on 11 April 2002 and vested at 76.29% at the end of the performance period on 31 December 2004.
**	The exercise and vesting of awards in 2004 for Mr McLuskie occurred after his retirement from the Board on 23 August 2004.

Note:
The vesting of option-based awards under the MPP does not trigger any payment to participants. Values shown at the time of vesting in the above table illustrate the potential value of the award at that time. For any awards that have vested, participants holding option-based awards can exercise their right over the underlying share equivalents at any time up to ten years from the date of grant.

No variation was made to any of the terms of the plan during the year. The performance measures are detailed on page 71.

Phantom 2000 Plan

		Awards granted during year

	Phantom 2000 units at 1 January 2004	Units awarded during year	Market price on award	End of the period for qualifying conditions to be fulfilled	Benefits received during year	Phantom 2000 units at 31 December 2004

Mr Fish	1,000,000			01.01.04		1,000,000
	1,000,000			01.01.05		1,000,000

	2,000,000					2,000,000

No variation was made to any of the terms of the plan during the year. The performance measures are detailed on page 72.

Citizens Long Term Incentive Plan

	Interests at 1 January 2004	Awards granted during year	Benefits received during year	Interests at 31 December 2004

Mr Fish	LTIP* awards for the	LTIP award for the	LTIP award for the	LTIP* awards for the
	3 year periods:	3 year period:	3 year period:	3 year periods:
	01.01.01 – 31.12.03	01.01.04 – 31.12.06	01.01.01 – 31.12.03	01.01.02 – 31.12.04
	01.01.02 – 31.12.04		was $1,020,831	01.01.03 – 31.12.05
	01.01.03 – 31.12.05			01.01.04 – 31.12.06

*	Under the cash LTIP, target payment is 60% of average salary over the three year period, maximum payment is 105% of average salary. No variation was made to any of the terms of the plan during the year. The performance measures are detailed on page 72.

Directors’ pension arrangements

During the year, Sir Fred Goodwin, Norman McLuskie, Gordon Pell, Iain Robertson and Fred Watt participated in The Royal Bank of Scotland Group Pension Fund (‘the RBS Fund’). The RBS Fund is a defined benefit fund which provides pensions and other benefits within Inland Revenue limits.

The pension entitlements of Sir Fred Goodwin, Mr Pell, Mr Robertson, and Mr Watt within the RBS Fund are restricted by Inland Revenue limits as set out in the Finance Act 1989. Additional life assurance cover in excess of these limits is provided by a separate arrangement. Arrangements have been made to provide Sir Fred Goodwin and Mr Pell with additional pension benefits on a defined benefit basis outwith the RBS Fund. The figures shown below include the accrual in respect of these arrangements. Mr Watt is provided with additional pension benefits on a defined contribution basis and contributions made in the year are shown below.

Sir George Mathewson receives life insurance cover under an individual arrangement. The non-executive directors do not accrue pension benefits, other than Mr Robertson who continues to accrue benefits in the RBS Fund after his appointment as a non-executive director.

Lawrence Fish accrues pension benefits under a number of arrangements in the USA. Defined benefits are built up under the Citizens’ Qualified Plan, Excess Plan and Supplemental Executive Retirement Arrangement. In addition, he is a member of two defined contribution arrangements – a Qualified 401(k) Plan and an Excess 401(k) Plan.

As in the 2003 Report and Accounts, disclosure of these benefits has been made in accordance with the Stock Exchange Listing Rules and the Combined Code and with the Directors’ Remuneration Report Regulations 2002.

Defined benefit arrangements	Age at 31 December 2004	Accrued entitlement at 31 December 2004 000 p.a.	Additional pension earned during the year ended 31 December 2004 000 p.a.	Additional pension earned during the year ended 31 December 2004* 000 p.a.	Transfer value as at 31 December 2004 000	Transfer value as at 31 December 2003 000	Increase in transfer value during year ended 31 December 2004 000	Transfer value for the additional pension earned during the year ended 31 December 2004* 000

Sir Fred Goodwin	46	£381	£56	£48	£3,591	£2,674	£917	£448
Mr McLuskie	60	£205	£11	£7	£3,430	£3,358	£72	£87
Mr Pell	54	£247	£18	£12	£3,592	£2,930	£662	£171
Mr Robertson	59	£32	£4	£3	£565	£449	£116	£45
Mr Watt	44	£7	£2	£2	£62	£40	£22	£15
Mr Fish	60	$1,140	$257	$257	$10,046	$9,966	$80	$2,269

* net of statutory revaluation applying to deferred pensions

Notes:
(1)	There is a significant difference in the form of disclosure required by the Combined Code and the Directors’ Remuneration Report Regulations 2002. The former requires the disclosure of the additional pension earned during the year and the transfer value equivalent to this pension based on stock market conditions at the end of the year. The latter requires the disclosure of the difference between the transfer value at the start and end of the year and is therefore dependent on the change in stock market conditions over the course of the year. The above disclosure has been made in accordance with the Combined Code and the Directors’ Remuneration Report Regulations 2002.
(2)	Mr McLuskie retired on 23 August 2004 at his normal pension age. The figures for him above have been calculated as at his retirement date rather than 31 December 2004.
(3)	The figures for Mr Pell include an additional pension secured by a transfer from his previous employer which increases in line with statutory revaluation, not salary inflation.
(4)	The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the company /pension scheme.
(5)	The transfer value for Mr Fish as at 31 December 2004 is based on a retirement age of 65.

Contributions and allowances paid in the year ended 31 December 2004 under defined contribution arrangements were:

	2004 000	2003 000

Mr Watt	£128	£109
Mr Fish	$91	$90

Bob Scott, Chairman of the Remuneration Committee
23 February 2005

Directors’ interests in shares

Ordinary shares

The following directors held a beneficial interest in the company’s ordinary shares:

	31 December 2004	1 January 2004 or date of appointment if later		31 December 2004	1 January 2004 or date of appointment if later

Mr Buchan	5,000	5,000	Sir George Mathewson	250,816	247,978
Mr Fish	11,120	11,120	Mr Pell	582	582
Sir Fred Goodwin	64,960	64,718	Mr Robertson	129,632	125,139
Mr Hunter	1,500	1,500	Mr Scott	2,448	1,445
Mr Koch	20,000	20,000	Lord Vallance	2,500	2,500
Mr MacHale	10,000	–	Mr Watt	58,408	7,453
Miss Mackay	6,341	6,140

No other director had an interest in the company’s ordinary shares during the year.

On both 7 January 2005 and 7 February 2005, seven ordinary shares of 25p each were acquired by Sir Fred Goodwin under the Group’s Buy As You Earn share scheme.

Preference shares

Lawrence Fish held 20,000 non-cumulative preference shares of US$0.01 each at 31 December 2004 (2003 – 20,000). No other director had an interest in the preference shares during the year.

Loan notes

No director had an interest in loan notes during the year.

The company’s Register of Directors’ Interests, which is open to inspection, contains full details of directors’ shareholdings and options to subscribe.

No director held a non-beneficial interest in the shares of the company at 31 December 2004, at 1 January 2004 or date of appointment if later.

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

By order of the Board.

Miller McLean
Secretary
23 February 2005

Financial statements

Contents

84	Independent auditors’ report

85	Accounting policies

89	Consolidated profit and loss account

90	Consolidated balance sheet

91	Statement of consolidated total recognised gains and losses

91	Reconciliation of movements in consolidated shareholders’ funds

92	Consolidated cash flow statement

93	Balance sheet – the company

94	Notes on the accounts

Report of Independent registered public accounting firm to the members of The Royal Bank of Scotland Group plc

We have audited the financial statements of The Royal Bank of Scotland Group plc ("the company") and its subsidiaries (together "the Group") for the year ended 31 December 2004 which comprise the accounting policies, the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses, the reconciliation of movements in shareholders’ funds and the related Notes 1 to 55. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors’ remuneration report that is described as having been audited.

Respective responsibilities of directors and auditors

As described in the ‘Statement of directors’ responsibilities’, the company’s directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the 2004 Annual Report on Form 20-F including the directors’ remuneration report. Our responsibility is to audit the financial statements and the part of the directors’ remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

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

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors’ report and the other information contained in the 2004 Annual Report on Form 20-F as described in the contents section including the unaudited part of the directors’ remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board and with the standards of the United States Public Company Accounting Oversight Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors’ remuneration report described as having been audited. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the company and the Group, consistently applied and adequately disclosed.

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

UK opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the Group as at 31 December 2004 and of the profit and cash flows of the Group for the year then ended and the financial statements and the part of the directors’ remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

US opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2004 in conformity with accounting principles generally accepted in the United Kingdom.

As discussed in Note 1, the Group has adopted Financial Reporting Standard 17 “Retirement Benefits”. As required by accounting principles generally accepted in the United Kingdom, the financial position of the Group, the results of its operations and its cash flows for 2003 and 2002 have been restated and are presented on a comparable basis.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended 31 December 2004 and the determination of shareholders’ equity as at 31 December 2004 and 2003, to the extent summarised in Note 53 to the financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Edinburgh
23 February 2005

Accounting policies

The accounts have been prepared in accordance with applicable Accounting Standards in the UK and the Statements of Recommended Accounting Practice issued by the British Bankers’ Association and by the Finance and Leasing Association. The Statement of Recommended Practice issued by the Association of British Insurers (2003) has been followed by the insurance members of the Group; they have been consolidated in the recognised manner for banking groups, in particular, by using the embedded value method for life business. A summary of the more important accounting policies is set out below. The consolidated accounts are prepared in accordance with the special provisions of Part VII of the Companies Act 1985 (“the Act”) relating to banking groups.

The accounts of the company are prepared in accordance with section 226 of, and Schedule 4 to, the Act and, as permitted by section 230(3) of the Act, no profit and loss account is presented.

Change of accounting policy

FRS 17 ‘Retirement Benefits’ (“FRS 17”) supersedes Statement of Standard Accounting Practice 24 'Pension costs’ (“SSAP24”) and the Urgent Issues Task Force Abstract 6 ‘Accounting for post-retirement benefits other than pensions’. All the disclosure requirements of FRS 17 were adopted by the Group in its 2002 financial statements. In November 2002, the Accounting Standards Board deferred the effective date of the recognition and measurement elements of the standard to accounting periods beginning on or after 1 January 2005. The Group has, however, implemented the recognition and measurement provisions of FRS 17 in 2004 in the light of the introduction of International Financial Reporting Standards from 1 January 2005; the measurement principles in the equivalent international accounting standard (IAS 19 ‘Employee Benefits’) are similar to those in FRS 17.

FRS 17 requires assets in a defined benefit scheme to be measured at their fair value at the balance sheet date. Scheme liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that are mutually compatible and lead to the best estimate of the future cash flows. These cash flows are discounted at the interest rate applicable to high-quality corporate bonds of the same currency and term as the liabilities. The surplus/deficit in a defined benefit scheme is the excess/shortfall of the value of the assets in the scheme over/below the value of the scheme liabilities. A surplus is recognised as an asset to the extent that the employer is able to recover the surplus either through reduced contributions in the future or through refunds from the scheme. A deficit is recognised as a liability to the extent of the employer’s legal or constructive obligation to fund it. The current service cost (the increase in scheme liabilities arising from employee service in the current period), past service costs (the cost of improvements to benefits for service relating to prior periods) and interest cost (the unwind of the discount on scheme liabilities) net of the expected return on scheme assets are charged to the profit and loss account. Actuarial gains and losses (changes in surpluses or deficits due to experience gains and losses and to changes in actuarial assumptions) are recognised in full in the statement of total recognised gains and losses for the period. Under SSAP24 for the main defined benefit scheme the profit and loss account charge comprised the cost of accruing benefits for active employees and the amortisation of the surplus recognised on the acquisition of NatWest offset by a credit for the amortisation of the scheme surplus. A pension prepayment was included in the Group’s balance sheet.

The effect of this change of policy on the profit and loss account has been to credit £85 million (2003 – £52 million; 2002 – £201 million) to Other operating income and to increase Administrative expenses – staff costs by £217 million (2003 –£135 million; 2002 – £112 million). Profit before tax has been reduced by £132 million (2003 – £83 million; 2002 – increased by £89 million). A deficit, net of deferred tax, of £1,901 million (2003 – £1,445 million) has been recognised on the balance sheet; Prepayments and accrued income of £1,079 million (2003 – £112 million), Other assets of £654 million (2003 – £735 million) and Accruals and deferred income of £26 million (2003 – £18 million) have been eliminated; the liability for deferred taxation has reduced by £315 million (2003 – £230 million) and the Deferred tax asset (within Other assets) has increased by £19 million (2003 – £20 million). Other provisions have decreased by £73 million (2003 – £43 million) and shareholders’ funds by £3,220 million. A prior year adjustment of £2,001 million is shown in the Statement of consolidated total recognised gains and losses. The prior year adjustment comprises: the recognition of the pension deficit at 31 December 2003 of £1,414 million (£1,968 million less deferred tax of £554 million); the elimination of pension prepayments less accruals of £58 million (net of deferred tax); and the elimination of the pension surplus recognised on the acquisition of NatWest amounting to £529 million (net of deferred tax and amortisation).

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

Accounting policies continued

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

5 Pensions and other post-retirement benefits

The Group provides retirement benefits, in the form of pensions and healthcare plans, to eligible employees. Defined benefit scheme liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate that equals the current rate of return on a high quality corporate bond of equivalent term and currency to the scheme liabilities. Scheme assets are measured at their fair value. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit), net of related notional deferred tax. An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme.

The current service cost and any past service costs are charged to the profit and loss account within Administrative expenses – staff costs. The expected return on scheme assets less the unwinding of the discount on the scheme liabilities is included in Other operating income. Actuarial gains and losses are recognised in the statement of total recognised gains and losses, net of related notional deferred tax.

6 Leases

Contracts to lease assets and hire purchase agreements are classified as finance leases if they transfer substantially all the risks and rewards of ownership of the asset to the customer. Other contracts are classified as operating leases. Total gross earnings under finance leases are allocated to accounting periods using the actuarial after tax method to give a constant periodic rate of return on the net cash investment. Finance lease receivables are stated in the balance sheet at the amount of the net investment in the lease. Rental income from operating leases is credited to the profit and loss account on a receivable basis over the term of the lease. Balance sheet carrying values of finance lease receivables and operating lease assets include amounts in respect of the residual values of the leased assets. Unguaranteed residual values are subject to regular review to identify potential impairments. Provisions are made for impairment arising on specific asset categories.

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

10 Taxation

Provision is made for taxation at current enacted rates on taxable profits taking into account relief for overseas taxation where appropriate. Timing differences arise where gains and losses are accounted for in different periods for financial reporting purposes and for taxation purposes. Deferred taxation is accounted for in full for all such timing differences, except in relation to revaluations of fixed assets where there is no commitment to dispose of the asset, taxable gains on sales

Accounting policies continued

of fixed assets that are rolled over into the tax cost of replacement assets, and unremitted overseas earnings. Deferred tax assets are only recognised to the extent that it is considered more likely than not that they will be recovered. Deferred tax amounts are not discounted.

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

13 Tangible fixed assets

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

14 Derivatives

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

15 Sale and repurchase transactions

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

Consolidated profit and loss account
for the year ended 31 December 2004

	Note	2004 £m		2003 £m	*	2002 £m	*

Interest receivable
– interest receivable and similar income arising from debt securities		1,517		1,519		1,591
– other interest receivable and similar income		15,179		12,479		11,970
Interest payable		(7,488)		(5,697)		(5,712)

Net interest income		9,208		8,301		7,849

Dividend income		79		58		58
Fees and commissions receivable		6,634		5,693		5,249
Fees and commissions payable		(1,954)		(1,337)		(965)
Dealing profits	1	1,988		1,793		1,462
Other operating income		1,855		1,650		1,410

		8,602		7,857		7,214
General insurance
– earned premiums		5,357		3,627		2,442
– reinsurance		(413)		(504)		(489)

Non-interest income		13,546		10,980		9,167

Total income		22,754		19,281		17,016

Administrative expenses
– staff costs**	2	5,344		4,653		4,584
– premises and equipment**		1,184		1,073		1,006
– other**		2,296		2,108		2,253
Depreciation and amortisation
– tangible fixed assets**	20	1,107		919		895
– goodwill	19	915		763		731

Operating expenses		10,846		9,516		9,469

Profit before other operating charges		11,908		9,765		7,547
General insurance
– gross claims		3,724		2,644		1,693
– reinsurance		(244)		(449)		(343)

Profit before provisions for bad and doubtful debts		8,428		7,570		6,197
Provisions for bad and doubtful debts	13	1,428		1,461		1,286
Amounts written off fixed asset investments		83		33		59

Profit on ordinary activities before tax	4	6,917		6,076		4,852
Tax on profit on ordinary activities	5	2,155		1,888		1,582

Profit on ordinary activities after tax		4,762		4,188		3,270
Minority interests (including non-equity)	32	250		210		133

Profit for the financial year		4,512		3,978		3,137
Preference dividends – non-equity	6	256		261		305

		4,256		3,717		2,832
Additional Value Shares dividend – non-equity	6	––		1,463		798

Profit attributable to ordinary shareholders		4,256		2,254		2,034
Ordinary dividends	7	1,837		1,490		1,267

Retained profit	34	2,419		764		767

Per 25p ordinary share:
Basic earnings	9	138.0	p	76.9	p	70.6	p

Diluted earnings	9	136.9	p	76.3	p	69.6	p

Dividends	7	58.0	p	50.3	p	43.7	p

All items dealt with in arriving at profit on ordinary activities before tax relate to continuing operations.

Profit on ordinary activities before taxation and the retained profit for the year on a historical cost basis were not materially different from the reported amounts.

*	restated (see page 85)
**	includes integration expenditure (see Note 4)

Consolidated balance sheet
at 31 December 2004

	Note	2004 £m	2003 £m	*

Assets
Cash and balances at central banks		4,293	3,822
Items in the course of collection from other banks		2,629	2,501
Treasury bills and other eligible bills	10	6,110	4,846
Loans and advances to banks	11	58,260	51,891

Loans and advances to customers		350,229	253,392
Less: non-returnable finance	12	4,760	861

	12	345,469	252,531
Debt securities	15	91,211	79,949
Equity shares	16	2,960	2,300
Intangible fixed assets	19	17,576	13,131
Tangible fixed assets	20	16,294	13,927
Settlement balances		5,682	2,857
Other assets	21	22,255	17,807
Prepayments and accrued income		6,928	5,309

		579,667	450,871
Long-term assurance assets attributable to policyholders	22	3,800	3,557

Total assets		583,467	454,428

Liabilities
Deposits by banks	23	99,081	67,323
Items in the course of transmission to other banks		802	958
Customer accounts	24	285,062	236,963
Debt securities in issue	25	58,960	41,016
Settlement balances and short positions	26	32,990	21,369
Other liabilities	27	26,152	20,584
Accruals and deferred income		15,588	13,155
Post-retirement benefit liabilities	3	1,901	1,445
Provisions for liabilities and charges
– deferred taxation	28	2,873	2,036
– other provisions	29	198	213
Subordinated liabilities
– dated loan capital	30	11,013	9,312
– undated loan capital including convertible debt	31	9,353	7,686
Minority interests
– equity		158	(11)
– non-equity	32	3,671	2,724
Called up share capital	33	822	769
Share premium account	34	12,964	8,175
Merger reserve	34	10,307	10,881
Other reserves	34	457	419
Revaluation reserve	34	92	7
Profit and loss account	34	7,223	5,847

Shareholders’ funds
– equity		27,345	23,175
– non-equity	34	4,520	2,923

		579,667	450,871
Long-term assurance liabilities attributable to policyholders	22	3,800	3,557

Total liabilities		583,467	454,428

Memorandum items
Contingent liabilities	41	16,093	14,864

Commitments (standby facilities, credit lines and other)	41	180,777	139,693

*	restated (see page 85)

The accounts were approved by the Board of directors on 23 February 2005 and signed on its behalf by:

Sir George Mathewson	Sir Fred Goodwin	Fred Watt
Chairman	Group Chief Executive	Group Finance Director

Statement of consolidated total recognised gains and losses
for the year ended 31 December 2004

	2004 £m	2003 £m *	2002 £m *

Profit attributable to ordinary shareholders	4,256	2,254	2,034

Actuarial (losses)/gains	(1,598)	69	(2,392)
Current tax relief	56	––	––
Deferred tax asset/(liability)	408	(33)	700

Actuarial (losses)/gains recognised in post-retirement benefit schemes	(1,134)	36	(1,692)

Currency translation adjustments and other movements	(399)	48	37
Revaluation of premises	56	(69)	(33)

Other recognised (losses)/gains	(343)	(21)	4

Total recognised gains and losses in the year	2,779	2,269	346

Prior year adjustment arising from the implementation of FRS 17	(2,001)

Total recognised gains and losses since 31 December 2003	778

Reconciliation of movements in consolidated shareholders’ funds for the year ended 31 December 2004
	2004 £m	2003 £m *	2002 £m *

Profit attributable to ordinary shareholders	4,256	2,254	2,034
Ordinary dividends	(1,837)	(1,490)	(1,267)

Retained profit for the year	2,419	764	767
Issue of ordinary and preference shares	4,603	775	560
Conversion of exchangeable undated loan capital	460	––	––
Redemption of preference shares	––	(364)	(600)
Actuarial (losses)/gains recognised in post-retirement benefit schemes	(1,134)	36	(1,692)
Own shares held in relation to employee share scheme	(7)	––	––
Goodwill previously written off to reserves	––	40	––
Other recognised gains and losses	(343)	(21)	4
Currency translation adjustment on share premium account	(231)	(203)	(283)

Net increase/(decrease) in shareholders’ funds	5,767	1,027	(1,244)

Opening shareholders’ funds as previously reported	28,099	27,052	26,668
Prior year adjustment arising from the implementation of FRS 17	(2,001)	(1,981)	(353)

Opening shareholders’ funds as restated	26,098	25,071	26,315
Net increase/(decrease) in shareholders funds	5,767	1,027	(1,244)

Closing shareholders’ funds	31,865	26,098	25,071

* restated (see page 85)

Consolidated cash flow statement
for the year ended 31 December 2004

	Note	2004 £m	2004 £m	2003 £m	2003 £m	2002 £m	2002 £m

Net cash inflow from operating activities	43		6,307		19,708		13,737
Dividends received from associated
undertakings			9		9		1
Returns on investments and servicing of
finance
Preference dividends paid		(253)		(269)		(317)
Additional Value Shares dividend paid		––		(1,463)		(798)
Dividends paid to minority shareholders in
subsidiary undertakings		(204)		(130)		(112)
Interest paid on subordinated liabilities		(613)		(557)		(674)

Net cash outflow from returns on
investments and servicing of finance			(1,070)		(2,419)		(1,901)
Taxation
UK tax paid		(812)		(933)		(833)
Overseas tax paid		(582)		(521)		(274)

Net cash outflow from taxation			(1,394)		(1,454)		(1,107)
Capital expenditure and financial
investment
Purchase of investment securities		(41,790)		(44,861)		(32,701)
Sale and maturity of investment securities		43,022		41,805		26,072
Purchase of tangible fixed assets		(4,354)		(5,017)		(3,367)
Sale of tangible fixed assets		1,596		1,108		811

Net cash outflow from capital
expenditure and financial investment			(1,526)		(6,965)		(9,185)
Acquisitions and disposals
Purchase of businesses and subsidiary
undertakings (net of cash acquired)	44	(7,648)		(1,748)		(308)
Investment in associated undertakings		(48)		(2)		(2)
Sale of subsidiary and associated undertakings
(net of cash sold)	45	22		179		29

Net cash outflow from acquisitions and
disposals			(7,674)		(1,571)		(281)
Ordinary equity dividends paid			(1,235)		(772)		(729)

Net cash (outflow)/inflow before
financing			(6,583)		6,536		535
Financing
Proceeds from issue of ordinary share capital		2,845		184		85
Proceeds from issue of preference share capital		1,358		––		––
Proceeds from issue of trust preferred securities		1,075		883		1,242
Redemption of preference share capital		––		(364)		(600)
Issue of subordinated liabilities		4,624		3,817		2,157
Repayment of subordinated liabilities		(718)		(336)		(202)
Increase/(decrease) in minority interests		185		(56)		29

Net cash inflow from financing			9,369		4,128		2,711

Increase in cash	48		2,786		10,664		3,246

Balance sheet – the company
at 31 December 2004

	Note	2004 £m	2003 £m

Fixed assets
Investments:
Shares in Group undertakings	17	36,870	32,354
Loans to Group undertakings	18	4,101	4,554

		40,971	36,908

Current assets
Debtors:
Due by subsidiary undertakings		458	238
Debtors and prepayments		174	202

		632	440

Creditors
Amounts falling due within one year:
Due to banks		66	71
Dated loan capital	30	40	40
Debt securities in issue		1,608	1,877
Other creditors		247	217
Proposed final dividend	7	1,308	1,059

		3,269	3,264

Net current liabilities		(2,637)	(2,824)

Total assets less current liabilities		38,334	34,084

Creditors
Amounts falling due beyond one year:
Loans from subsidiary undertakings		162	186
Dated loan capital	30	4,810	3,714
Undated loan capital including convertible debt	31	1,085	1,639

		6,057	5,539
Capital and reserves
Called up share capital	33	822	769
Share premium account	34	12,964	8,175
Other reserves	34	156	156
Revaluation reserve	34	14,970	16,857
Profit and loss account	34	3,365	2,588

Shareholders’ funds
– equity		27,757	25,622
– non-equity	34	4,520	2,923

		38,334	34,084

The accounts were approved by the Board of directors on 23 February 2005 and signed on its behalf by:

Sir George Mathewson	Sir Fred Goodwin	Fred Watt
Chairman	Group Chief Executive	Group Finance Director

Notes on the accounts

1		Dealing profits
			2004 £m	2003 £m	*	2002 £m	*

		Foreign exchange (1)	616	540		447
		Securities
		Equities (2)	36	24		18
		Debt (3)	811	774		644
		Interest rate derivatives (4)	525	455		353

			1,988	1,793		1,462

		Dealing profits include interest income and expense recognised on trading-related interest-earning assets and interest-bearing liabilities and exclude direct costs and administrative expenses.

		Notes:
(1)		Includes spot and forward foreign exchange contracts and currency swaps, futures and options and related hedges and funding.
(2)		Includes equities, equity derivatives, commodity contracts and related hedges and funding.
(3)		Includes debt securities and related hedges and funding.
(4)		Includes interest rate swaps, forward rate agreements, interest rate options, interest rate futures and credit derivatives and related hedges and funding.

2		Administrative expenses – staff costs
			2004 £m	2003 £m	*	2002 £m	*

		Wages, salaries and other staff costs	4,543	3,997		4,001
		Social security costs	295	248		239
		Pension costs (see Note 3)	506	408		344

			5,344	4,653		4,584

	*	restated (see page 85)

		The average number of persons employed by the Group during the year, excluding temporary staff, was 133,300 (2003 – 119,500; 2002 – 113,500).

3	Pension costs

	The Group operates a number of pension schemes which are predominantly defined benefit schemes whose assets are independent of the Group's finances. In addition to the main scheme, The Royal Bank of Scotland Group Pension Fund, the Group operates a number of other UK and overseas pension schemes. It also provides other post-retirement benefits, principally through subscriptions to private healthcare schemes in the UK and the US and unfunded post-retirement benefit plans. Provision for the costs of these benefits is charged to the profit and loss account over the average remaining future service lives of the eligible employees. The amounts are not material.

	The total pension costs for the Group were as follows:

	Amount charged to profit and loss account	Main UK scheme £m	Other schemes £m	2004 Total £m	2003 Total £m	2002 Total £m

	Expected return on pension scheme assets	(840)	(82)	(922)	(826)	(988)
	Interest on pension scheme liabilities	759	78	837	774	787

	Net return credited to other operating income	(81)	(4)	(85)	(52)	(201)
	Current service cost	400	51	451	371	322
	Past service cost	––	11	11	––	3

	Net pension cost defined benefit schemes	319	58	377	319	124
	Defined contribution schemes and other retirement benefits	––	44	44	37	19

	Total net pension costs	319	102	421	356	143

	The total net pension costs are included in the profit and loss account as follows:			2004 £m	2003 £m	2002 £m

	Other operating income			(85)	(52)	(201)
	Staff costs – pension costs (see Note 2)			506	408	344

	Total net pension costs			421	356	143

For the purposes of FRS 17, interim valuations of the Group’s schemes were prepared to 31 December by independent actuaries, using the following assumptions:

	2004		2003		2002

	Main UK scheme	Other Group schemes *	Main UK scheme	Other Group schemes *	Main UK scheme	Other Group schemes *

Rate of increase in salaries (per annum)	3.95%	3.6%	3.95%	3.8%	3.50%	3.2%
Rate of increase in pensions in payment (per annum)	2.70%	2.5%	2.70%	2.3%	2.25%	1.7%
Discount rate (per annum)	5.40%	5.2%	5.60%	5.8%	5.75%	5.8%
Inflation assumption (per annum)	2.70%	2.5%	2.70%	2.1%	2.25%	1.7%

* weighted average

The assets and liabilities of the schemes were as follows:

	2004		2003		2002

	Main UK scheme £m	Other Group schemes £m	Main UK scheme £m	Other Group schemes £m	Main UK schemes £m	Other Group schemes £m

Equities	7,713	777	7,621	686	7,161	610
Bonds	2,238	244	3,818	276	3,298	260
Other	3,647	208	383	103	223	140

Total market value of assets	13,598	1,229	11,822	1,065	10,682	1,010
Present value of scheme liabilities	(16,051)	(1,626)	(13,594)	(1,261)	(12,418)	(1,130)

Net deficit in the schemes	(2,453)	(397)	(1,772)	(196)	(1,736)	(120)
Deferred tax asset	905	78	532	22	521	20

Net pension deficit	(1,548)	(319)	(1,240)	(174)	(1,215)	(100)
Other unfunded liabilities (net)	––-	(34)	––	(31)	––	(26)

Post-retirement benefit liabilities	(1,548)	(353)	(1,240)	(205)	(1,215)	(126)

The assumptions for long-term rates of return on the principal classes of assets at 31 December 2004 were equities 8.1%, gilts 4.5%, other bonds 5.4%, property 6.3% and cash and other assets 4.6% (2003 – equities 8.4%, gilts 4.8%, other bonds 5.6%, property 6.6% and cash and other assets 4.9%; 2002 – equities 8.4%, gilts 4.5%, other bonds 5.75%, property 6.5% and cash 4.5%).

Amount recognised in the statement of consolidated total recognised gains and losses				2004 £m	2003 £m	2002 £m

Actual return less expected return on pension scheme assets				411	872	(2,645)
Experience gains and losses arising on scheme liabilities				(631)	7	(25)
Changes in assumptions underlying the present value of scheme liabilities				(1,378)	(810)	278

Actuarial (losses)/gains				(1,598)	69	(2,392)
Current tax relief				56	––	––
Deferred tax asset/(liability)				408	(33)	700

Actuarial (losses)/gains recognised in post-retirement benefit schemes				(1,134)	36	(1,692)

Movement in pension schemes (deficits)/surpluses during the year				2004 Total £m	2003 Total £m	2002 Total £m

(Deficit)/surplus in the pension schemes at 1 January				(1,968)	(1,856)	492
Movement in year:
Current service cost				(451)	(371)	(322)
Past service cost				(11)	––	(3)
Contributions				1,145	139	167
Other operating income				85	52	201
Actuarial (losses)/gains				(1,598)	69	(2,392)
Acquisition of subsidiaries				(32)	––	––
Exchange and other movements				(20)	(1)	1

Deficit in schemes at 31 December				(2,850)	(1,968)	(1,856)
Deferred tax asset				983	554	541

Net pension deficit				(1,867)	(1,414)	(1,315)
Other unfunded liabilities (net)				(34)	(31)	(26)

Post-retirement benefit liabilities				(1,901)	(1,445)	(1,341)

Following the latest formal valuation carried out by independent actuaries as at 31 March 2004, the contribution rate with effect from 1 April 2004 for the main UK scheme is 21.5% of pensionable salaries (2003 and 2002 – 6.8% based on the valuation as at 31 March 2001). Contributions for 2004 include a lump sum of £750 million paid into the Main Fund in addition to the monthly contributions.

Notes on the accounts continued

3	Pension costs (continued)

	History of experience gains and losses	2004 £m	2003 £m	2002 £m

	Difference between expected and actual return on scheme assets:
	Amount	411	872	(2,645)
	Percentage of scheme assets	2.8%	6.8%	(22.6%	)
	Experience gains and losses on scheme liabilities:
	Amount	(631)	7	(25)
	Percentage of the present value of scheme liabilities	(3.6% )	––	(0.2%	)
	Total amount recognised in the statement of total recognised gains and losses:
	Amount	(1,598)	69	(2,392)
	Percentage of the present value of scheme liabilities	(9.0% )	0.5%	(17.7%	)

4	Profit on ordinary activities before tax
	Profit on ordinary activities before tax is stated after taking account of the following:

		2004 £m	2003 £m	2002 £m

Income	Aggregate amounts receivable under finance leases,
	hire purchase and conditional sale contracts	1,345	1,161	1,342
	Aggregate amounts receivable under operating leases	1,103	939	811
	Profit on disposal of investment securities	167	172	85
	Share of associated undertakings’ net profit	35	12	2

Expenses	Operating lease rentals of premises	338	321	255
	Operating lease rentals of computers and other equipment	15	13	16
	Finance charges on leased assets	13	8	23
	Interest on subordinated liabilities	681	551	659
	Integration expenditure* relating to:
	– acquisition of NatWest	––	143	810
	– other acquisitions	269	86	147

* Integration expenditure comprises:
	Staff costs	113	125	530
	Premises and equipment	34	31	127
	Other administrative expenses	120	73	298
	Depreciation	2	––	2

		269	229	957

Auditors’ remuneration
Amounts paid to the auditors for statutory audit and other services were as follows:

	2004 £m	2003 £m

Audit services
– Statutory audit	8.2	7.2
– Audit related regulatory reporting	1.1	0.6

	9.3	7.8

Further assurance services	3.0	5.7

Tax services
– Compliance services	0.2	0.1
– Advisory services	0.2	0.5

	0.4	0.6

Other services	3.0	0.7

Total	15.7	14.8

The auditors’ remuneration for statutory audit work for the company was £0.1 million (2003 – £0.1 million). Non–audit fees paid to the auditors and their associates in the UK was £6.4 million (2003 – £6.2 million).

5	Tax on profit on ordinary activities
		2004 £m	2003 £m	2002 £m

	Current taxation:
	UK corporation tax charge for the year at 30%	1,305	1,095	909
	Over provision in respect of prior periods	(66)	(66)	(13)
	Relief for overseas taxation	(212)	(211)	(26)

		1,027	818	870
	Overseas taxation:
	Current year charge	786	538	370
	Over provision in respect of prior periods	(102)	(11)	(2)

		1,711	1,345	1,238
	Share of associated undertakings	11	2	2

	Current tax charge for the year	1,722	1,347	1,240
	Deferred taxation:
	Origination and reversal of timing differences	482	576	398
	Over provision in respect of prior periods	(49)	(35)	(56)

	Tax charge for the year	2,155	1,888	1,582

	The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 30% as follows:

		2004 £m	2003 £m	2002 £m

	Expected tax charge	2,075	1,823	1,456
	Goodwill amortisation	241	200	183
	Contributions to employee share schemes	(32)	(35)	(40)
	Non-deductible items	227	248	179
	Non-taxable items	(251)	(207)	(188)
	Capital allowances in excess of depreciation	(415)	(626)	(340)
	Taxable foreign exchange movements	(10)	5	4
	Foreign profits taxed at other rates	49	26	2
	Unutilised losses brought forward and carried forward	6	(15)	––
	Current taxation adjustments relating to prior periods	(168)	(77)	(15)

	Current tax charge for the year	1,722	1,342	1,241
	Deferred taxation:
	Origination and reversal of timing differences	482	581	397
	Adjustments in respect of prior periods	(49)	(35)	(56)

	Actual tax charge	2,155	1,888	1,582

	The following factors may affect future tax charges:

(1)	No deferred tax is recognised on the unremitted reserves of overseas subsidiary and associated undertakings. A substantial proportion of such reserves are required to be retained by the overseas undertakings to meet local regulatory requirements.
(2)	Deferred tax assets of £110 million (2003 – £127 million) resulting from tax losses carried forward have not been recognised as there is insufficient evidence that the asset will be recoverable. These assets may be recoverable if the losses can be offset against suitable future taxable profits arising in the same tax jurisdiction.
(3)	The fair values of certain financial assets are disclosed in Note 40. The tax that could be payable if these assets were disposed of at the values shown is estimated at £910 million (2003 – £561 million). Because of the nature of these financial assets which are held as part of the banking business, it is not possible to determine the amount that may become payable in the foreseeable future.
(4)	Freehold and long leasehold properties are revalued (see Note 20). No provision has been made for deferred tax on gains recognised on revaluing Group properties except where there is a commitment to sell the asset and any taxable gain will not be subject to rollover relief. The tax that could be payable if these assets were disposed of at their revalued amount is estimated at £129 million (2003 – £109 million), including tax on rolled over gains (see (5) below). No such tax is expected to be payable in the foreseeable future.
(5)	No provision has been made for deferred tax on certain gains realised on disposals of property and other assets as there is an expectation of rolling over such gains into replacement assets. Expenditure to date on valid replacement assets together with forecasts of future such expenditure indicate that these gains will be available for rollover relief. The tax that could be payable if the conditions for rollover relief were not met is estimated at £16 million (2003 – £68 million).

Notes on the accounts continued

6	Preference and Additional Value Shares dividends

					2004 £m	2003 £m	2002 £m

	Non-cumulative preference shares of US$0.01				105	99	141
	Non-cumulative convertible preference shares of US$0.01				90	100	108
	Non-cumulative convertible preference shares of €0.01				33	37	32
	Non-cumulative preference shares of €0.01				4	––	––
	Non-cumulative convertible preference shares of £0.25				––	––	1
	Non-cumulative convertible preference shares of £0.01				15	15	15
	11% cumulative preference shares of £1 (1)				––	––	––
	5.5% cumulative preference shares of £1 (2)				––	––	––
	Appropriation for premium payable on redemption and issue costs				9	10	8

	Total preference dividends				256	261	305
	Additional Value Shares				––	1,463	798

	Total non-equity dividends				256	1,724	1,103

	Notes:
(1)	Dividends for the year ended 31 December 2004 amounted to £55,000 (2003 and 2002 – £55,000).
(2)	Dividends for the year ended 31 December 2004 amounted to £22,000 (2003 and 2002 – £22,000).

7	Ordinary dividends

		2004 p per share	2003 p per share	2002 p per share	2004 £m	2003 £m	2002 £m

	Interim	16.8	14.6	12.7	529	431	368
	Proposed final	41.2	35.7	31.0	1,308	1,059	899

	Total dividends on equity shares	58.0	50.3	43.7	1,837	1,490	1,267

8	Profit dealt with in the accounts of the company

	Of the profit attributable to shareholders, £2,878 million (2003 – £2,619 million; 2002 – £1,955 million) has been dealt with in the accounts of the company.

9	Earnings per ordinary share

	The earnings per share are based on the following:

					2004 £m	2003 £m	2002 £m

	Earnings:
	Profit attributable to ordinary shareholders				4,256	2,254	2,034
	Add back dividends on dilutive convertible non-equity shares				66	––	––

	Diluted earnings attributable to ordinary shareholders				4,322	2,254	2,034

					Number of shares – millions
	Number of ordinary shares:
	Weighted average number of ordinary shares in issue during the year				3,085	2,931	2,881
	Effect of dilutive share options and convertible non-equity shares				73	22	43

	Diluted weighted average number of ordinary shares during the year				3,158	2,953	2,924

10	Treasury bills and other eligible bills

		2004 £m	2003 £m

	Treasury bills and similar securities	5,538	3,917
	Other eligible bills	572	929

		6,110	4,846

	Banking business	3,189	2,977
	Trading business	2,921	1,869

	Treasury and other eligible bills are principally of short-term maturity and their market value is not materially different from carrying value.

11	Loans and advances to banks
		2004 £m	2003 £m

	Repayable on demand	19,430	17,115
	Remaining maturity
	– three months or less	26,112	25,525
	– one year or less but over three months	11,902	8,357
	– five years or less but over one year	266	422
	– over five years	556	479

		58,266	51,898
	Specific bad and doubtful debt provisions	(6)	(7)

		58,260	51,891

	Banking business	22,354	21,358
	Trading business	35,906	30,533

Notes on the accounts continued

12	Loans and advances to customers

					2004 £m	2003 £m

	On demand or short notice				51,234	24,847
	Remaining maturity
	– three months or less				89,784	64,281
	– one year or less but over three months				38,461	27,465
	– five years or less but over one year				53,543	40,908
	– over five years				116,669	98,952

					349,691	256,453
	General and specific bad and doubtful debt provisions				(4,222)	(3,922)

					345,469	252,531

	Banking business				283,233	223,456
	Trading business				62,236	29,075

	Amounts above include:
	Subordinated advances				220	73
	Amounts receivable under finance leases				9,968	8,405
	Amounts receivable under hire purchase and conditional sale agreements				6,358	5,935

	The cost of assets acquired during the year for the purpose of letting under finance leases and hire purchase agreements was £5,937 million (2003 – £6,361 million).

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

		Year in which the residual value will be recovered

	2004	Within 1 year £m	After 1 year but within 2 years £m	After 2 years but within 5 years £m	After 5 years £m	Total £m

	Operating leases
	Transportation	69	387	1,260	2,603	4,319
	Cars and light commercial vehicles	405	141	117	––	663
	Other	14	19	65	11	109
	Finance leases	34	33	70	355	492

	At 31 December 2004	522	580	1,512	2,969	5,583

		Year in which the residual value will be recovered

	2003	Within 1 year £m	After 1 year but within 2 years £m	After 2 years but within 5 years £m	After 5 years £m	Total £m

	Operating leases
	Transportation	548	198	481	2,344	3,571
	Cars and light commercial vehicles	313	128	120	––	561
	Other	11	21	54	96	182
	Finance leases	62	21	85	158	326

	At 31 December 2003	934	368	740	2,598	4,640

Linked presentation

(i) Leveraged leases – as part of the purchase of Charter One, the Group acquired a portfolio of lease receivables that qualify as leveraged leases under US GAAP. Leveraged leases involve the Group as lessor obtaining non-recourse funding from third parties. This financing is secured on the underlying leases and the provider of the finance has no recourse whatsoever to the other assets of the Group. The Group is not obliged, and does not intend, to support losses that may be suffered by these third-party providers of funding. They have agreed in writing that they will be paid, as to interest and principal, only out of lease cash flows. At 31 December 2004, the gross value of leveraged leases amounted to £1,897 million and non-recourse financing received was £1,502 million. During the year the Group recognised net income of £13 million comprising interest receivable of £35 million less interest payable and other expenses of £22 million.

	ii) Mortgage securitisations – following the acquisition of First Active in 2004, the Group is party to a number of mortgage securitisations that qualify for linked presentation. Mortgages have been transferred to special purpose vehicles, held ultimately by charitable trusts, funded principally through the issue of floating rate notes. The Group is not obliged, and does not intend, to support losses that may be suffered by the note holders. There are no arrangements for the Group to repurchase the mortgages. The note holders have agreed that they will be paid, as to interest and principal, only to the extent that sufficient funds are generated by the mortgage loans and their underlying security. The Group has entered into arm's length fixed/floating interest rate swaps with the securitisation vehicles and provides mortgage management and agency services to the vehicles. On repayment of the financing, any further amounts generated by the mortgages will be paid to the Group. At 31 December 2004, mortgages of £1,519 million are subject to non-recourse finance of £1,479 million. During the year the Group recognised net income of £26 million comprising interest receivable of £72 million less interest payable and other expenses of £46 million.

(iii) Securitisation of housing association loans – the Group has arranged the securitisation of housing association loans. The loans were acquired by special purpose vehicles, held ultimately by charitable trusts, funded principally through the issue of floating and fixed rate notes. The Group is not obliged, and does not intend, to support losses that may be suffered by the note holders. The note holders have agreed that they will be paid, as to interest and principal, only to the extent that sufficient funds are generated by the loans and their underlying security. Any proceeds from the loans in excess of the amounts required to service and repay the notes are payable to the Group after deduction of expenses. At 31 December 2004, gross loans amounted to £1,412 million (2003 – £1,450 million) and notes held by third parties were £1,012 million (2003 – £861 million).

	During the year the Group recognised net income of £37 million (2003 – £39 million; 2002 – £40 million) comprising interest receivable of £116 million (2003 – £119 million; 2002 – £118 million) less interest payable and other expenses of £79 million (2003 – £80 million; 2002 – £78 million).

	(iv) Mortgage banking activities - the Group sells originated mortgage loans to US Agencies in return for securities backed by these loans and guaranteed by the Agency whilst retaining the rights to service the mortgages. These securities may be subsequently sold. The purchaser has recourse to the Group for losses up to pre-determined levels on certain designated mortgages. The Group is not obliged, and does not intend, to support losses that may be suffered by the Agencies. Under the terms of the sale agreements, the Agencies have agreed to seek repayment only from the cash from the mortgage loans. Once the securities exchanged for the loans have been sold the Group's exposure is restricted to the amount of the recourse and the transaction qualifies for the linked presentation. At 31 December 2004 mortgages amounting to £472 million had been sold with recourse and the related securities sold. Recourse is limited to a maximum of £6 million. No amounts were recognised in the profit and loss account except for income from the servicing of the mortgages.

	(v) Loan transfer – during 2004, loans originated by the Group and another bank were transferred to a special purpose vehicle which funded the purchase through the issue of notes. The Group is not obliged, and does not intend, to support losses that may be suffered by the note holders. There are no arrangements for the Group to repurchase the loan. The note holders have agreed that they will be paid, as to interest and principal, only to the extent that sufficient funds are generated by the loans. At 31 December 2004, the gross loan amounted to £301 million and the non-recourse financing of £301 million. Gross and net income in 2004 were less than £1 million.

13	Provisions for bad and doubtful debts

		Specific £m	General £m	2004 Total £m	Specific £m	General £m	2003 Total £m

	At 1 January	3,363	566	3,929	3,330	597	3,927
	Currency translation and other adjustments	(22)	(76)	(98)	(23)	(39)	(62)
	Acquisition of subsidiary	222	68	290	44	6	50
	Amounts written off	(1,468)	––	(1,468)	(1,519)	––	(1,519)
	Recoveries of amounts written off in previous periods	147	––	147	72	––	72
	Charge to profit and loss account	1,412	16	1,428	1,459	2	1,461

	At 31 December	3,654	574	4,228	3,363	566	3,929

14	Interest in suspense

	In certain cases, interest may be charged to a customer’s account but, because its recoverability is in doubt, not recognised in the Group’s consolidated profit and loss account. Such interest is held in a suspense account and netted off against loans and advances in the consolidated balance sheet.
						2004 £m	2003 £m

	Loans and advances on which interest is being placed in suspense:
	– before specific provisions					2,558	1,938
	– after specific provisions					1,203	930
	Loans and advances on which interest is not being applied:
	– before specific provisions					2,225	2,494
	– after specific provisions					850	980

Notes on the accounts continued

15	Debt securities
		2004 Book value £m	Gross unrecognised gains £m	Gross unrecognised losses £m	2004 Valuation £m	2003 Book value £m	Gross unrecognised gains £m	Gross unrecognised losses £m	2003 Valuation £m

	Investment securities:
	UK government	760	2	(22)	740	1,516	1	(5)	1,512
	Other government	14,138	85	(44)	14,179	12,442	101	(105)	12,438
	Other public sector bodies	309	1	––	310	422	4	––	426
	Bank and building society	9,319	3	(4)	9,318	11,690	4	(7)	11,687
	Other issuers	10,537	78	(285)	10,330	15,464	130	(302)	15,292

		35,063	169	(355)	34,877	41,534	240	(419)	41,355

	Other debt securities:
	UK government	1,502			1,502	1,246			1,246
	Other government	12,457			12,457	10,819			10,819
	Other public sector bodies	37			37	36			36
	Bank and building society	604			604	407			407
	Other issuers	41,548			41,548	25,907			25,907

		56,148			56,148	38,415			38,415

		91,211			91,025	79,949			79,770

	Due within one year	18,060				16,943
	Due one year and over	73,151				63,006

		91,211				79,949

	Investment securities:
	Listed	25,201			25,198	33,067			33,001
	Unlisted	9,862			9,679	8,467			8,354

		35,063			34,877	41,534			41,355
	Other debt securities:
	Listed	28,714			28,714	16,307			16,307
	Unlisted	27,434			27,434	22,108			22,108

		91,211			91,025	79,949			79,770

	Banking business	36,485				42,374
	Trading business	54,726				37,575

	Amounts above include:
	Subordinated debt securities	664				890
	Unamortised discounts less premiums
	on investment securities	1				3

	The cost of securities carried at market value is not disclosed because it cannot be determined without unreasonable expense.

	Movements in debt securities which are held as investment securities were as follows:

	Cost £m	Discounts and premiums £m	Provisions £m	Book value £m

At 1 January 2004	41,440	216	(122)	41,534
Currency translation and other adjustments	(1,610)	(18)	2	(1,626)
Additions	41,217	––	––	41,217
Acquisition of subsidiaries	4,013	(6)	––	4,007
Maturities and disposals	(42,529)	(48)	10	(42,567)
Provisions made net of write backs	––	––	(71)	(71)
Transfers to other debt securities	(7,429)	6	1	(7,422)
Amortisation of discounts and premiums	––	(9)	––	(9)
Amounts written off	(16)	––	16	––

At 31 December 2004	35,086	141	(164)	35,063

	The following table categorises the Group’s investment debt securities by maturity and yield (based on weighted averages) at 31 December 2004:

		Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total

		Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %

	UK government	61	8.2	489	5.9	184	5.7	26	2.5	760	5.9
	US treasury and other US government	254	1.4	326	2.2	944	2.6	11,185	3.0	12,709	3.0
	Other government	442	1.7	617	3.9	314	3.8	4	5.7	1,377	3.2
	Securities issued by the states of the US	––	––	18	4.9	16	4.1	18	3.4	52	4.1
	Other public sector bodies	99	1.0	8	4.6	202	2.0	––	––	309	1.7
	Corporate debt securities	750	3.5	982	3.8	227	4.0	224	4.9	2,183	3.8
	Mortgage-backed securities	12	2.5	211	7.0	1,168	3.4	3,473	4.1	4,864	4.1
	Bank and building society	8,158	5.2	1,089	3.4	44	5.0	28	5.3	9,319	5.0
	Other	1,768	4.0	1,421	5.4	221	2.5	80	2.1	3,490	4.5

	Total book value	11,544	4.6	5,161	4.4	3,320	3.2	15,038	3.3	35,063	3.9

	Total fair value	11,297		5,201		3,288		15,091		34,877

	Gross gains of £101 million (2003 – £158 million) and gross losses of £30 million (2003 – £47 million) were realised on the sale and redemption of investment debt securities.

16	Equity shares
	2004 Book value £m	Gross unrecognised gains £m	Gross unrecognised losses £m	2004 Valuation £m	2003 Book value £m	Gross unrecognised gains £m	Gross unrecognised losses £m	2003 Valuation £m

Investment securities:
Listed	1,213	356	(78)	1,491	1,157	350	(88)	1,419
Unlisted	1,227	169	(5)	1,391	664	174	(19)	819

	2,440	525	(83)	2,882	1,821	524	(107)	2,238
Other securities:
Listed	519	––	––	519	465	––	––	465
Unlisted	1	––	––	1	14	––	––	14

	2,960	525	(83)	3,402	2,300	524	(107)	2,717

Banking business	2,474				1,872
Trading business	486				428

The cost of securities carried at market value is not disclosed because it cannot be determined without unreasonable expense.

Movements in equity shares which are held as investment securities were as follows:

	Cost £m	Provisions £m	Book value £m

At 1 January 2004	1,940	(119)	1,821
Currency translation and other adjustments	(61)	5	(56)
Additions	573	––	573
Acquisition of subsidiaries	381	––	381
Disposals	(288)	––	(288)
Amounts written off	(10)	10	––
Provisions made net of write backs	––	(12)	(12)
Transfers	21	––	21

At 31 December 2004	2,556	(116)	2,440

Gross gains of £96 million (2003 – £68 million) and gross losses of nil (2003 – £7 million) were realised on the sale of investment equity shares.

Notes on the accounts continued

17	Shares in Group undertakings

	Movements in shares in Group undertakings during the year were as follows:
		£m

	At 1 January 2004	32,354
	Currency translation adjustments	(399)
	Additions	6,802
	Revaluation	(1,887)

	At 31 December 2004	36,870

On the historical cost basis, shares in Group undertakings at 31 December 2004 would have been included at a cost of £22,301 million (2003 – £15,499 million).

The principal subsidiary undertakings of the company are shown below. Their capital consists of ordinary and preference shares which are unlisted with the exception of certain preference shares issued by NatWest. The Royal Bank and RBS Insurance Group Limited are directly owned by the company, and all of the other subsidiary undertakings are owned directly, or indirectly through intermediate holding companies, by these companies and are all wholly-owned. All of these subsidiaries are included in the Group’s consolidated financial statements and have an accounting reference date of 31 December.

	Nature of business	Country of incorporation and principal area of operation

The Royal Bank of Scotland plc	Banking	Great Britain
National Westminster Bank Plc (1)	Banking	Great Britain
Citizens Financial Group, Inc.	Banking	US
Coutts & Co (2)	Private banking	Great Britain
Greenwich Capital Markets, Inc.	Broker dealer	US
RBS Insurance Group Limited	Insurance	Great Britain
Ulster Bank Limited (3)	Banking	Northern Ireland

Notes:
(1)	The company does not hold any of the NatWest preference shares in issue.
(2)	Coutts & Co is incorporated with unlimited liability. Its registered office is 440 Strand, London WC2R 0Q5.
(3)	Ulster Bank Limited and its subsidiary undertakings also operate in the Republic of Ireland.

The above information is provided in relation to the principal related undertakings as permitted by Section 231(5) of the Companies Act 1985. Full information on all related undertakings will be included in the Annual Return filed with the UK Companies House.

18	Loans to Group undertakings

	Movements during the year:	£m

	At 1 January 2004	4,554
	Currency translation and other adjustments	(216)
	Additions	350
	Repayments	(587)

	At 31 December 2004	4,101

19	Intangible fixed assets

	Goodwill	£m

	Cost:
	At 1 January 2004	15,758
	Currency translation and other adjustments	(558)
	Arising on acquisitions during the year	5,899
	Disposals	(20)

	At 31 December 2004	21,079

	Amortisation:
	At 1 January 2004	2,627
	Currency translation and other adjustments	(35)
	Charge for the year	915
	Disposals	(4)

	At 31 December 2004	3,503

	Net book value at 31 December 2004	17,576

	Net book value at 31 December 2003	13,131

Notes on the accounts continued

20	Tangible fixed assets
		Freehold premises £m	Long leasehold premises £m	Short leasehold premises £m	Computers and other equipment £m	Assets on operating leases £m	Total £m

	Cost or valuation:
	At 1 January 2004	5,217	1,346	655	2,911	7,548	17,677
	Currency translation and other adjustments	(18)	––	(10)	(41)	(185)	(254)
	Reclassifications	1	(5)	(5)	9	––	––
	Acquisition of subsidiaries	152	32	41	133	487	845
	Additions	589	21	212	691	2,841	4,354
	Disposals and write-off of fully depreciated assets	(302)	(21)	(48)	(136)	(1,352)	(1,859)
	Revaluation adjustments	16	2	––	––	––	18

	At 31 December 2004	5,655	1,375	845	3,567	9,339	20,781

	Consisting of:
	At valuation – 2004	2,754	1,129	––	––	––	3,883
	At valuation – 2003 and prior	821	134	––	––	––	955
	At cost	2,080	112	845	3,567	9,339	15,943

		5,655	1,375	845	3,567	9,339	20,781

	Accumulated depreciation and amortisation:
	At 1 January 2004	407	94	250	1,805	1,194	3,750
	Currency translation and other adjustments	(1)	3	(3)	(17)	(29)	(47)
	Reclassifications	––	––	(2)	2	––	––
	Acquisition of subsidiaries	––	5	––	14	28	47
	Disposals and write-off of fully depreciated assets	(19)	(2)	(4)	(56)	(251)	(332)
	Charge for the year	60	11	42	355	639	1,107
	Revaluation adjustments	(19)	(19)	––	––	––	(38)

	At 31 December 2004	428	92	283	2,103	1,581	4,487

	Net book value at 31 December 2004	5,227	1,283	562	1,464	7,758	16,294

	Net book value at 31 December 2003	4,810	1,252	405	1,106	6,354	13,927

On the historical cost basis, the Group’s freehold and long leasehold premises would have been included at £6,249 million (2003 – £5,886 million).

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

Net book value:	2004 £m	2003 £m

Land and buildings occupied for own use	2,768	2,391
Investment properties	3,715	3,628
Properties under development	570	429
Properties to be disposed of	19	19

	7,072	6,467

Net book value of assets held under finance leases	18	90

Depreciation for the year of assets held under finance leases	2	20

Contracts for future capital expenditure not provided for in the accounts at the year end

Premises and equipment	406	104
Assets on operating leases	196	498

	602	602

21		Other assets
			2004 £m	2003* £m

		Trading derivatives (see Note 39)	17,884	14,087
		Other	4,371	3,720

			22,255	17,807

		*restated (see page 85)

22		Long-term assurance business

		The long-term assurance assets and liabilities attributable to policyholders comprise:
			2004 £m	2003 £m

		Investments	4,309	4,005
		Value of in-force policies	418	413

			4,727	4,418
		Long-term assurance business attributable to shareholders*	(927)	(861)

			3,800	3,557

		The increase in the shareholders’ interest in the long-term assurance business included in the profit and loss account is calculated
		as follows:
			2004 £m	2003 £m

		Increase in value for the year before tax	94	73
		Tax	(28)	(22)

		Increase in value for the year after tax	66	51

	*	The value of the long-term assurance business is calculated by discounting estimated future flows of statutory profits from in-force business at a discount rate that includes a risk margin. The future flows are based on prudent assumptions about long-term economic and business experience determined with the advice of qualified actuaries. The risk margin is designed to reflect uncertainties in expected future flows.

		The key assumptions used are:
			2004%	2003%

		Risk discount rate (net of tax)	8.0	8.5
		Growth of unit-linked funds (gross of tax)	6.9	6.7
		Growth of non-unit-linked funds (gross of tax)	4.7	5.0
		Basic tax rate	20.0	20.0
		Shareholder taxation – life	30.0	30.0
		Expense inflation	3.5	3.5

23		Deposits by banks
			2004 £m	2003 £m

		Repayable on demand	30,279	20,995
		With agreed maturity dates or periods of notice, by remaining maturity
		– three months or less	53,296	42,300
		– one year or less but over three months	10,474	2,268
		– five years or less but over one year	3,675	122
		– over five years	1,357	1,638

			99,081	67,323

		Banking business	59,399	41,061
		Trading business	39,682	26,262

Notes on the accounts continued

24	Customer accounts

		2004 £m	2003 £m

	Repayable on demand	193,988	160,574
	With agreed maturity dates or periods of notice, by remaining maturity
	– three months or less	66,542	64,797
	– one year or less but over three months	15,502	7,608
	– five years or less but over one year	7,803	3,288
	– over five years	1,227	696

		285,062	236,963

	Banking business	243,929	210,925
	Trading business	41,133	26,038

25	Debt securities in issue

		2004 £m	2003 £m

	Bonds and medium term notes, by remaining maturity
	– one year or less	7,736	2,227
	– two years or less but over one year	3,034	1,063
	– five years or less but over two years	3,606	3,614
	– over five years	1,328	3,525

		15,704	10,429

	Other debt securities in issue, by remaining maturity
	– three months or less	31,849	23,414
	– one year or less but over three months	9,786	6,188
	– two years or less but over one year	1,598	977
	– five years or less but over two years	23	8

		43,256	30,587

		58,960	41,016

	Banking business	57,200	39,899
	Trading business	1,760	1,117

26	Settlement balances and short positions

		2004 £m	2003 £m

	Settlement balances	4,067	2,241
	Short positions:
	Debt securities – Government	24,619	16,631
	Debt securities – Other issuers	4,002	2,423
	Treasury bills and other eligible bills	302	74

		32,990	21,369

27	Other liabilities

		2004 £m	2003 £m

	Notes in circulation	1,351	1,394
	Trading derivatives (see Note 39)	19,034	15,173
	Current taxation	677	700
	Dividends	1,357	1,105
	Other liabilities	3,733	2,212

		26,152	20,584

28	Deferred taxation

	Provision for deferred taxation has been made as follows:
				2004 £m	2003 £m

	Deferred tax liability			2,873	2,036
	Deferred tax asset (included in Note 21, Other assets)			(47)	(48)

	Net deferred tax			2,826	1,988

				2004	2003
				£m	£m

	Short-term timing differences			(56)	(49)
	Capital allowances			3,248	2,440
	Bad and doubtful debt provisions			(399)	(441)
	Deferred gains			33	38

	Net deferred tax			2,826	1,988

	Movements during the year:			£m

	As previously reported			2,238
	Prior year adjustment arising on implementation of FRS 17			(250)

	At 1 January 2004 as restated			1,988
	Currency translation and other adjustments			(66)
	Acquisition of subsidiaries			514
	Disposal of lease receivables			(43)
	Charge to profit and loss account			433

	At 31 December 2004			2,826

	The deferred taxation balance at 31 December 2004 does not include any amounts in respect of the Group’s post-retirement benefit liabilities which is shown on the balance sheet after deduction of a deferred taxation asset of £995 million (2003 – £566 million)(see Note 3). The opening provision for deferred taxation has been restated following implementation of FRS 17 (see page 85).

29	Other provisions
		Property(1) £m	Pensions and other similar obligations £m	Other(2) £m	Total £m

	As previously reported	179	43	34	256
	Prior year adjustment arising on implementation of FRS 17	––	(43)	––	(43)

	At 1 January 2004 as restated	179	––	34	213
	Acquisition of subsidiaries	––	––	12	12
	Charge to profit and loss account	18	––	2	20
	Provisions utilised	(33)	––	(14)	(47)

	At 31 December 2004	164	––	34	198

Notes:
(1)	The Group has a number of leasehold properties where rents payable and other unavoidable costs exceed the value to the Group. Such costs arise over the period of the lease or to the expected termination date, and the provision has been discounted due to the long-term nature of certain of these obligations.
(2)	Other provisions arise in the normal course of business.

Notes on the accounts continued

30	Dated loan capital
		2004 £m		2003 £m

	The company
	£200 million floating rate (minimum 5.25%) notes 2005 (1,2)	40		80
	US$400 million 6.4% subordinated notes 2009 (1)	206		223
	US$300 million 6.375% subordinated notes 2011 (1)	154		166
	US$750 million 5% subordinated notes 2013	385		416
	US$750 million 5% subordinated notes 2014 (1)	385		417
	US$250 million 5% subordinated notes 2014 (1)	127		137
	US$675 million 5.05% subordinated notes 2015 (issued December 2004) (3)	347		––
	US$350 million 4.7% subordinated notes 2018 (1)	180		195

		1,824	*	1,634	*
	The Royal Bank of Scotland plc
	£125 million subordinated floating rate notes 2005 (4)	125		125
	£150 million 8.375% subordinated notes 2007	150		149
	DEM500 million (redesignated €255 million) 5.25% subordinated notes 2008	180		180
	€300 million 4.875% subordinated notes 2009	211		211
	US$150 million floating rate notes 2009 (5)	––		84
	£35 million floating rate step-up subordinated notes 2010	35		35
	US$350 million floating rate subordinated notes 2012	181		196
	€130 million floating rate subordinated notes 2012	92		92
	US$500 million floating rate subordinated notes 2012	258		280
	£150 million 10.5% subordinated bonds 2013 (6)	150		149
	€1,000 million 6.0% subordinated notes 2013	699		700
	€500 million 6.0% subordinated notes 2013	360		362
	US$50 million floating rate subordinated notes 2013	26		28
	€1,000 million floating rate subordinated notes 2013 (callable October 2008)	704		705
	US$1,250 million floating rate subordinated notes 2014 (issued May 2004; callable July 2009) (7)	646		––
	A$590 million 6.0% subordinated notes 2014 (issued October 2004; callable October 2009) (8)	238		––
	A$410 million floating rate subordinated notes 2014 (issued October 2004; callable October 2009) (9)	165		––
	£250 million 9.625% subordinated bonds 2015	248		248
	€750 million 4.875% subordinated notes 2015	528		529
	US$500 million floating rate subordinated notes 2016 (issued October 2004; callable October 2011) (10)	258		––
	€500 million 4.5% subordinated notes 2016 (callable January 2011)	351		351
	€100 million floating rate subordinated notes 2017	71		70
	US$125.6 million floating rate subordinated notes 2020	65		70
	€1,000 million 4.625% subordinated notes 2021 (issued September 2004; callable September 2016) (11)	695		––

	RBSG Capital Corporation
	US$250 million 10.125% guaranteed capital notes 2004 (12)	––		140

	National Westminster Bank Plc
	£100 million 12.5% subordinated unsecured loan stock 2004 (13)	––		104
	US$400 million guaranteed floating rate capital notes 2005	206		223
	US$1,000 million 7.375% subordinated notes 2009	513		553
	US$650 million floating rate subordinated step-up notes 2009 (14)	––		366
	€600 million 6.0% subordinated notes 2010	420		419
	£300 million 8.125% step-up subordinated notes 2011 (callable December 2006)	301		303
	€500 million 5.125% subordinated notes 2011	346		341
	£300 million 7.875% subordinated notes 2015	304		309
	£300 million 6.5% subordinated notes 2021	296		297

	Greenwich Capital Holdings, Inc.
	US$105 million subordinated loan capital 2004 floating rate notes	––		59
	US$105 million subordinated loan capital 2006 floating rate notes	54		––

	Charter One Financial, Inc. (15)
	US$400 million 6.375% subordinated notes 2012	226		––

	First Active plc (16)
	US$35 million 7.24% subordinated bonds 2012 (callable December 2007)	22		––
	£60 million 6.375% subordinated bonds 2018 (callable April 2013)	65		––

		11,013		9,312

	2004 £m	2003 £m

Dated loan capital in issue, by remaining maturity is repayable as follows:
– in one year or less	371	709
– in two years or less but over one year	355	388
– in five years or less but over two years	3,035	1,337
– in more than five years	7,252	6,878

	11,013	9,312

*	In addition, the company issued 1.25 million subordinated loan notes of €1,000 each in June 2002, 750,000 subordinated loan notes of US$1,000 each in December 2002, 850,000 subordinated loan notes of US$1,000 each in May 2003, 650,000 subordinated loan notes of US$1,000 each in December 2003, 1.5 million subordinated loan notes of US$1,000 each in August 2004 and 450,000 subordinated loan notes of US$1,000 each in September 2004 to subsidiaries of the Group. These loan notes are included in the company balance sheet within loan capital but are reclassified as non-equity minority interests on consolidation (see Note 32).

Notes:
(1)	On-lent to The Royal Bank of Scotland plc on a subordinated basis.
(2)	Repayable in five equal annual instalments in May in each of the years 2001 to 2005.
(3)	Net proceeds received US$672 million, £349 million.
(4)	Repayable in whole, at the option of The Royal Bank of Scotland plc, prior to maturity, on conditions governing the respective debt obligation, including prior approval of the UK Financial Services Authority.
(5)	Redeemed in October 2004.
(6)	Unconditionally guaranteed by the company.
(7)	Net proceeds received US$1,250 million, £698 million.
(8)	Net proceeds received A$589 million, £240 million.
(9)	Net proceeds received A$409 million, £167 million.
(10)	Net proceeds received US$500 million, £278 million.
(11)	Net proceeds received €986 million, £673 million.
(12)	Redeemed in March 2004.
(13)	Redeemed in July 2004.
(14)	Redeemed in October 2004.
(15)	Arising from acquisition of Charter One.
(16)	Arising from acquisition of First Active.
(17)	In the event of certain changes in the tax laws of the UK, all of the dated loan capital issues are redeemable in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior approval of the UK Financial Services Authority.
(18)	Except as stated above, claims in respect of the Group’s dated loan capital are subordinated to the claims of other creditors. None of the Group’s dated loan capital is secured.
(19)	Interest payable on the Group’s floating rate dated issues is at a margin over London interbank rates. Interest on £1,450 million, US$4,425 million, €5,405 million and A$590 million of fixed rate dated issues is swapped into floating rates at a margin over London interbank rates.

Notes on the accounts continued
31	Undated loan capital including convertible debt
		2004 £m	2003 £m

	The company
	US$350 million undated floating rate primary capital notes (callable on any interest payment date) (1,2)	181	196
	US$200 million 8.5% exchangeable capital securities, Series A (callable June 2004) (1,3)	103	112
	US$50 million undated 7.993% capital securities (callable November 2005) (1)	26	28
	US$35 million undated 7.755% capital securities (callable December 2005) (1)	18	19
	US$200 million undated 7.375% reset capital securities (callable April 2006) (1)	103	112
	US$75 million floating rate perpetual capital securities (callable September 2007) (1)	39	42
	US$850 million 5.75% exchangeable capital securities, Series B (4)	––	464
	US$1,200 million 7.648% perpetual regulatory tier one securities (callable September 2031) (1,5)	615	666

		1,085	1,639
	The Royal Bank of Scotland plc
	£125 million 9.25% undated subordinated step-up notes (callable April 2006)	125	125
	£150 million undated subordinated floating rate step-up notes (callable March 2007)	150	150
	FRF1,000 million (redesignated €152 million) 5.875% undated subordinated notes (callable October 2008)	107	107
	£175 million 7.375% undated subordinated notes (callable August 2010)	174	173
	£350 million 6.25% undated subordinated notes (callable December 2012)	348	348
	€500 million 5.125% subordinated notes (issued July 2004; callable July 2014) (6)	350	––
	€1,000 million floating rate subordinated notes (issued July 2004; callable July 2014) (7)	701	––
	£500 million 6.0% subordinated notes (issued June 2004; callable September 2014) (8)	496	––
	£500 million 5.125% undated subordinated notes (callable March 2016)	491	491
	£200 million 9.5% undated subordinated bonds (callable August 2018) (9)	198	198
	£600 million 5.5% subordinated notes (issued December 2004; callable December 2019) (10)	595	––
	£500 million 6.2% undated subordinated notes (callable March 2022)	497	497
	£300 million 5.625% undated subordinated notes (callable September 2026)	298	298
	£200 million 5.625% undated subordinated notes (callable September 2026)	210	211
	£400 million 5.625% undated subordinated notes (callable September 2026)	397	396
	£350 million 5.625% undated subordinated notes (callable June 2032)	346	346
	£150 million 5.625% undated subordinated notes (callable June 2032)	144	144
	JPY25 billion 2.605% subordinated notes (issued November 2004; callable November 2034) (11)	126	––

	National Westminster Bank Plc
	US$500 million primary capital floating rate notes, Series A (callable on any interest payment date)	258	280
	US$500 million primary capital floating rate notes, Series B (callable on any interest payment date)	258	280
	US$500 million primary capital floating rate notes, Series C (callable on any interest payment date)	258	280
	US$500 million 7.875% exchangeable capital securities (callable on any interest payment date) (12)	258	280
	US$500 million 7.75% reset subordinated notes (callable October 2007)	255	275
	€100 million floating rate undated subordinated step-up notes (callable October 2009)	71	70
	€400 million 6.625% fixed/floating rate undated subordinated notes (callable October 2009)	280	280
	£325 million 7.625% undated subordinated step-up notes (callable January 2010)	329	330
	£200 million 7.125% undated subordinated step-up notes (callable October 2022)	203	203
	£200 million 11.5% undated subordinated notes (callable December 2022) (13)	281	285

	First Active plc (14)
	£20 million 11.75% perpetual tier two capital	24	––
	IR£30 million 11.375% perpetual tier two capital	38	––
	£1.3 million floating rate perpetual tier two capital	2	––

		9,353	7,686

Notes:
(1)	On-lent to The Royal Bank of Scotland plc on a subordinated basis.
(2)	Interest is payable at a rate of 0.25% per annum over an average calculated by reference to six month euro dollar deposits in London for each interest period.
(3)	Redeemable in certain circumstances related to changes in the tax laws of the UK, in whole or in part, at the option of the company on any interest payment date. Exchangeable, in whole or in part, at the option of the company on any interest payment date, or in certain circumstances related to changes in the tax laws of the UK, in whole but not in part, into the company’s non-cumulative preference shares of US$0.01 each.
(4)	Exchanged for 34 million non-cumulative dollar preference shares of US0.01, Series L on 30 September 2004.
(5)	Redeemable by the company on or after 30 September 2031 or on any interest payment date thereafter or at any time on the occurrence of certain events, subject to the prior approval of the UK Financial Services Authority. Interest on the PROs is payable semi-annually in arrears at a fixed rate of 7.648% per annum until 30 September 2031 and thereafter quarterly in arrears at a variable rate of 2.5% per annum above three month dollar LIBOR. The company can satisfy interest payment obligations by issuing ordinary shares to appointed Trustees sufficient to enable them, on selling these shares, to settle the interest payment.
(6)	Net proceeds received €496 million, £334 million.
(7)	Net proceeds received €994 million, £668 million.
(8)	Net proceeds received £495 million.
(9)	Guaranteed by the company.
(10)	Net proceeds received £595 million.
(11)	Net proceeds received JPY25 billion, £127 million.
(12)	Exchangeable at the option of the issuer into 20 million 8.75% (gross) non-cumulative preference shares of US$25 each of National Westminster Bank Plc at any time.
(13)	Exchangeable at the option of the issuer into 200 million 8.392% (gross) non-cumulative preference shares of £1 each of National Westminster Bank Plc at any time.
(14)	Arising from acquisition of First Active.
(15)	Except as stated above, claims in respect of the Group's undated loan capital are subordinated to the claims of other creditors. None of the Group's undated loan capital is secured.
(16)	Except as stated above, interest payable on Group floating rate undated issues is at a margin over London interbank rates. Interest on £4,875 million, US$1,668 million, €1,052 million and JPY25 billion of fixed rate undated issues is swapped into floating rates at a margin over London interbank rates.
(17)	Where the issuer has the ability to redeem the undated loan capital, this is subject to prior approval of the UK Financial Services Authority.

32	Minority interests – non-equity
		2004 £m	2003 £m

	Non-equity shares issued by NatWest:
	Non-cumulative preference shares of US$25 (1)	278	299
	Non-cumulative preference shares of £1 (2)	166	166

		444	465
	Non-equity shares issued by other subsidiaries:
	Non-cumulative trust preferred securities of €1,000 (3)	875	875
	Non-cumulative trust preferred securities of US$1,000 (3)	2,152	1,245
	Other non-equity minority interests	200	139

	Total	3,671	2,724

Notes:
(1)	The US$250 million non-cumulative preference shares, Series B, of US$25 each carry a gross dividend of 8.75% inclusive of associated tax credit. They are redeemable at the option of NatWest at US$25 per share.

The US$300 million non-cumulative preference shares, Series C, of US$25 each carry a gross dividend of 8.625% inclusive of associated tax credit. They are redeemable at the option of NatWest from 9 April 2002 to 8 April 2008 inclusive, at a premium per share of US$0.60 in 2005 reducing by US$0.30 in each successive year. There is no redemption premium if the date of redemption falls after 8 April 2007.
(2)	The £140 million 9% non-cumulative preference shares, Series A, of £1 each are non-redeemable.
(3)	Wholly-owned subsidiaries of the Group have issued the following non-cumulative trust preferred securities:

		Issue	Number of securities in issue	Distribution rate per annum	Distribution frequency	Redemption date on or after	Redemption price per security

		Trust preferred securities of €1.000	1,250,000	6,467%	Annually	30 June 2012	€1,000
		Trust preferred securities of US$1.000	750,000	6.8%	Quarterly	31 March 2008	US$1,000
		Trust preferred securities of US$1.000	850,000	4.709%	Semi-annually	1 July 2013	US$1,000
		Trust preferred securities of US$1.000	650,000	6.425%	Semi-annually	3 January 2034	US$1,000
		Trust preferred securities of US$1.000*	950,000	5.512%	Semi-annually	30 September 2014	US$1,000
		Trust preferred securities of US$1.000*	1,000,000	0.80% above	Quarterly	30 September 2014	US$1,000
				three month US$ LIBOR

		These securities have no maturity date and are not redeemable at the option of the holders at any time. The securities may, with the consent of the FSA, be redeemed, in whole or in part, by the issuer on the dates specified above or on any interest payment date thereafter. They may also be redeemed in whole, but not in part, upon the occurrence of certain tax and regulatory events.

	*	issued in 2004, net proceeds received US$941 million (£523 million) and US$994 (£552 million), respectively.
(4)		Minority interests in the consolidated profit and loss account includes £138 million (2003 – £127 million; 2002 – £67 million) in respect of non-equity interests.

33	Share capital
		Allotted, called up and fully paid			Authorised

		1 January 2004 £m	Issued during the year £m	31 December 2004 £m	31 December 2004 £m	31 December 2003 £m

	Equity shares
	Ordinary shares of 25p	740	53	793	1,020	1,020
	Non-voting deferred shares of £0.01	27	––	27	323	323

	Total equity share capital	767	53	820	1,343	1,343

	Non-equity shares
	Additional Value Shares of £0.01	––	––	––	27	27
	Non-cumulative preference shares of US$0.01	1	––	1	2	2
	Non-cumulative convertible preference shares of US$0.01	––	––	––	––	––
	Non-cumulative preference shares of €0.01	––	––	––	––	––
	Non-cumulative convertible preference shares of €0.01	––	––	––	––	––
	Non-cumulative convertible preference shares of £0.25	––	––	––	225	225
	Non-cumulative convertible preference shares of £0.01	––	––	––	––	––
	Cumulative preference shares of £1	1	––	1	1	1
	Non-cumulative preference shares of £1	––	––	––	300	300

	Total non-equity share capital	2	––	2	555	555

	Total share capital	769	53	822	1,898	1,898

Notes on the accounts continued
33	Share capital (continued)
		Allotted, called up and fully paid		Authorised

	Number of shares – thousands	2004	2003	2004	2003

	Equity shares
	Ordinary shares of 25p	3,172,605	2,963,335	4,079,375	4,079,375
	Non-voting deferred shares of £0.01	2,660,556	2,660,556	32,300,000	32,300,000

	Non-equity shares
	Additional Value Shares of £0.01	––	––	2,700,000	2,700,000
	Non-cumulative preference shares of US$0.01	153,000	82,000	348,500	238,500
	Non-cumulative convertible preference shares of US$0.01	1,900	1,900	3,900	3,900
	Non-cumulative preference shares of €0.01	1,250	––	66,000	66,000
	Non-cumulative convertible preference shares of €0.01	750	750	3,000	3,000
	Non-cumulative convertible preference shares of £0.25	––	––	900,000	900,000
	Non-cumulative convertible preference shares of £0.01	200	200	1,000	1,000
	Cumulative preference shares of £1	900	900	900	900
	Non-cumulative preference shares of £1	––	––	300,000	300,000

Ordinary shares

The following issues of ordinary shares were made during the year to 31 December 2004:

(a) 165 million ordinary shares were placed at an issue price of £16.20 per share;

(b) 12.9 million ordinary shares following the exercise of options under the company’s executive, sharesave and option 2000 schemes and a further 5.6 million ordinary shares in respect of the exercise of options under the NatWest executive and sharesave schemes which had been exchanged for options over the company’s shares following the acquisition of NatWest;

(c) 23.4 million ordinary shares in lieu of cash in respect of the final dividend for the year ended 31 December 2003 and the interim dividend for the year ended 31 December 2004; and

(d) 2.4 million ordinary shares under the company’s profit sharing (share ownership) scheme.

Consideration of £2,845 million was received on the issue of ordinary shares for cash and dividends of £394 million were satisfied by the issue of shares.

During the year to 31 December 2004, options were granted over 16.7 million ordinary shares under the company’s executive, sharesave and option 2000 schemes. At 31 December 2004, options granted under the company’s various schemes, exercisable up to 2014 at prices ranging from 461p to 1841p per share, were outstanding in respect of 70.1 million ordinary shares.

In addition, options granted under the NatWest schemes were outstanding in respect of 1.6 million ordinary shares exercisable up to 2009 at prices ranging from 373p to 924p per share. As permitted by UITF 17 ‘Employee share schemes’ applicable to SAYE schemes, no cost has been recognised in respect of sharesave options.

Preference shares

In August 2004, the company issued 37 million Series M non-cumulative preference shares of US$0.01 each at US$25 per share, the net proceeds being US$896 million.

In September 2004, the company exchanged all of the outstanding US$850 million 5.75% exchangeable capital securities, Series B, into 34 million Series L non-cumulative preference shares of US$0.01 each, at US$25 per share.

In November 2004, the company issued 1.25 million Series 1 non-cumulative preference shares of €0.01 each at €1,000 per share, the net proceeds being €1,225 million.

Non-cumulative preference shares

Non-cumulative preference shares entitle the holders thereof to receive, subject to the company's Articles of Association, periodic non-cumulative cash dividends at specified fixed rates for each Series payable out of distributable profits of the company.

The non-cumulative preference shares are redeemable at the option of the company, in whole or in part from time to time at the rates detailed below plus dividends otherwise payable for the then current dividend period accrued to the date of redemption.

Class of preference share	Series	Number of shares in issue	Redemption date on or after	Redemption price per share

Non-cumulative preference shares of US$0.01	Series D	7 million	14 September 2005	US$	25.00
	Series E	8 million	17 October 2006	US$	25.00
	Series F	8 million	31 March 2007	US$	25.00
	Series G	10 million	31 March 2003	US$	25.00
	Series H	12 million	31 March 2004	US$	25.00
	Series I	12 million	30 September 2004	US$	25.00
	Series J	9 million	31 December 2004	US$	25.00
	Series K	16 million	30 June 2006	US$	25.00
	Series L	34 million	30 September 2009	US$	25.00
	Series M	37 million	30 September 2009	US$	25.00
Non-cumulative convertible preference shares of US$0.01	Series 1	1 million	31 March 2010	US$	1,000
	Series 2	0.5 million	31 March 2005	US$	1,000
	Series 3	0.4 million	31 December 2005	US$	1,000
Non-cumulative convertible preference shares of €0.01	Series 1	0.75 million	31 March 2005		€1,000
Non-cumulative preference shares of €0.01	Series 1	1.25 million	31 December 2009		€1,000
Non-cumulative convertible preference shares of £0.01	Series 1	0.2 million	31 December 2010		£1,000

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

On a winding-up or liquidation of the company, the holders of the non-cumulative preference shares will be entitled to receive, out of any surplus assets available for distribution to the company’s shareholders (after payment of arrears of dividends on the cumulative preference shares up to the date of repayment) pari passu with the cumulative preference shares, the non-cumulative sterling preference shares and all other shares of the company ranking pari passu with the non- cumulative preference shares as regards participation in the surplus assets of the company, a liquidation distribution of US$25 per non-cumulative preference share of US$0.01, US$1,000 per non-cumulative convertible preference share of US$0.01, €1,000 per non-cumulative convertible preference share of €0.01 and £1,000 per non-cumulative convertible preference share of £0.01, together with an amount equal to dividends for the then current dividend period accrued to the date of payment, before any distribution or payment may be made to holders of the ordinary shares as regards participation in the surplus assets of the company.

Except as described above, the holders of the non-cumulative preference shares have no right to participate in the surplus assets of the company.

Holders of the non-cumulative preference shares are not entitled to receive notice of or attend general meetings of the company except if any resolution is proposed for adoption by the shareholders of the company to vary or abrogate any of the rights attaching to the non-cumulative preference shares or proposing the winding-up or liquidation of the company. In any such case, they are entitled to receive notice of and to attend the general meeting of shareholders at which such resolution is to be proposed and will be entitled to speak and vote on such resolution (but not on any other resolution). In addition, in the event that, prior to any general meeting of shareholders, the company has failed to pay in full the three most recent quarterly dividend payments due on the non-cumulative dollar preference shares, the two most recent semi-annual dividend payments due on the non-cumulative convertible dollar preference shares and the most recent annual dividend payments due on the non-cumulative convertible euro preference shares and on the non-cumulative convertible sterling preference shares, the holders shall be entitled to receive notice of, attend, speak and vote at such meeting on all matters together with the holders of the ordinary shares, and in these circumstances only, the rights of the holders of the non- cumulative preference shares so to vote shall continue until the company shall have resumed the payment in full of the dividends in arrears.

Notes on the accounts continued
34 Reserves
	2004 The Group £m	2003 The Group £m	2002 The Group £m	2004 The company £m

Share premium account
At 1 January	8,175	7,608	7,465	8,175
Currency translation adjustments	(231)	(203)	(283)	(231)
Shares issued during the year	4,550	760	685	4,550
Conversion of exchangeable undated loan capital	460	––	––	460
Preference shares redeemed during the year	––	––	(268)	––
Other movements	10	10	9	10

At 31 December	12,964	8,175	7,608	12,964

Merger reserve
At 1 January	10,881	11,455	12,029	––
Transfer to profit and loss account	(574)	(574)	(574)	––

At 31 December	10,307	10,881	11,455	––

Other reserves
At 1 January	419	387	212	156
Redemption of preference shares	––	––	150	––
Transfer of increase in value of long-term life assurance business	38	32	25	––

At 31 December	457	419	387	156

Revaluation reserve
At 1 January	7	80	113	16,857
Revaluation of interests in subsidiary undertakings	––	––	––	(1,887)
Revaluation of premises	56	(69)	(33)	––
Transfer from/(to) profit and loss account	29	(4)	––	––

At 31 December	92	7	80	14,970

Profit and loss account
As previously reported	7,848	6,768	5,956	2,588
Prior year adjustment arising on implementation of FRS 17	(2,001)	(1,981)	(353)	-

At 1 January as restated	5,847	4,787	5,603	2,588
Currency translation adjustments and other movements	(409)	38	28	(1)
Retention for the year	2,419	764	767	785
Employee share option payments	––	––	(136)	––
Redemption of preference shares	––	(364)	(332)	––
Actuarial (losses)/gains recognised in post-retirement benefit schemes	(1,134)	36	(1,692)	––
Own shares held in relation to employee share schemes	(7)	––	––	(7)
Goodwill previously written off	––	40	––	––
Transfer from merger reserve	574	574	574	––
Transfer of increase in value of long-term life assurance business	(38)	(32)	(25)	––
Transfer (to)/from revaluation reserve	(29)	4	––	––

At 31 December	7,223	5,847	4,787	3,365

The cumulative goodwill arising on acquisitions of subsidiary and associated undertakings which are still part of the Group and written off directly against profit and loss account reserves of the Group amounted to £1,133 million at 31 December 2004.

Exchange gains of £1,024 million (2003 – £604 million) arising on foreign currency borrowings have been offset in the Group’s profit and loss account reserves against differences on retranslating the net investment in overseas subsidiary and associated undertakings financed by these borrowings.

The tax effect of gains and losses taken directly to reserves was nil (2003 – nil).

Included in the closing balances of the Group’s revaluation reserves and profit and loss account at 31 December 2004 are cumulative net losses of £320 million (2003 – net gains £90 million) relating to the retranslation of opening net assets of subsidiary and associated undertakings offset by foreign currency borrowing.

At 31 December 2004, 707,247 (2003 – 790,019) ordinary shares of 25p each of the company were held by the 1992 Employee Share Trust and 63,098 (2003 – nil) ordinary shares of 25p each were held by the 2001 Employee Share Trust in respect of options under the executive option scheme and awards under the medium term performance plan.

Non-equity shareholders’ funds	2004 £m	2003 £m

Non-cumulative preference shares of US$0.01	1,951	1,140
Non-cumulative convertible preference shares of US$0.01	978	1,058
Non-cumulative preference shares of €0.01	864	–
Non-cumulative convertible preference shares of €0.01	529	528
Non-cumulative convertible preference shares of £0.01	197	196
Cumulative preference shares of £1	1	1

	4,520	2,923

35 Lease commitments

The annual rental commitments of the Group under non-cancellable operating leases were as follows:

	2004		2003

	Premises £m	Equipment £m	Premises £m	Equipment £m

Expiring within one year	10	3	7	6
Expiring between one and five years	57	12	39	9
Expiring after five years	201	45	200	1

	268	60	246	16

36 Analysis of total assets and liabilities

		2004 £m	2003 £m

Assets:	denominated in sterling	276,291	232,779
	denominated in currencies other than sterling	307,176	221,649

		583,467	454,428

Liabilities:	denominated in sterling	271,410	233,493
	denominated in currencies other than sterling	312,057	220,935

		583,467	454,428

37 Collateral given and received under repurchase transactions

The Group enters into securities repurchase agreements and securities lending transactions under which it receives or transfers cash or securities as collateral in accordance with normal market practice. Securities transferred under repurchase transactions included within securities on the balance sheet were as follows:

	2004 £m	2003 £m

Treasury and other eligible bills	1,593	761
Debt securities	32,129	24,231

	33,722	24,992

All of the above securities could be resold or repledged by the holder. Securities received as collateral under reverse repurchase agreements amounted to £91.4 billion (2003 – £57.7 billion), of which £85.1 billion (2003 – £53.6 billion) had been resold or repledged as collateral for the Group’s own transactions.

Notes on the accounts continued

38 Assets charged as security for liabilities

Assets charged as security for liabilities	2004 £m	2003 £m

Loans and advances to customers	11,509	1,196
Debt securities	4,344	2,628
Tangible fixed assets	1,268	1,162
Loans to banks	—	73
Other	—	53

	17,121	5,112

Included above are assets pledged with overseas government agencies and banks, and margin deposits placed with exchanges.

Liabilities secured by charges on assets	2004 £m	2003 £m

Deposits by banks	5,628	3,000
Customer accounts	2,001	92
Debt securities in issue	1,522	1,550

	9,151	4,642

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

	Within one year £m	One to two years £m	Two to five years £m	Over five years £m	2004 Total £m	Within one year £m	One to two years £m	Two to five years £m	Over five years £m	2003 Total £m

Before netting:
Exchange rate contracts	21,812	2,369	3,045	2,018	29,244	22,315	2,245	2,028	1,575	28,163
Interest rate contracts	6,781	7,447	17,501	27,304	59,033	8,440	7,401	17,462	21,671	54,974
Credit derivatives	––	15	92	157	264	11	7	85	169	272
Equity and commodity contracts	623	130	675	13	1,441	102	590	319	9	1,020

	29,216	9,961	21,313	29,492	89,982	30,868	10,243	19,894	23,424	84,429

Banks and investment firms					70,501					70,421
Others					19,481					14,008

					89,982					84,429

At 31 December 2004, the potential credit risk exposure, which is after netting and allowing for collateral received, of the Group’s trading and non-trading derivatives, was £6,290 million (2003 – £5,405 million) to banks and investment firms and £7,900 million (2003 – £5,985 million) to other counterparties.

Exchange traded contracts are excluded from the above table. Such contracts generally involve lower credit risk than OTC contracts as they are cleared through exchanges that require margin from participants and the daily settlement of gains and losses.

Trading derivatives

The following table shows the fair values of instruments in the derivatives trading portfolio:

	2004 End of period fair value		2003 End of period fair value

	Assets £m	Liabilities £m	Assets £m	Liabilities £m

Exchange rate contracts:
Spot, forwards and futures	17,133	18,566	18,299	20,325
Currency swaps	6,281	6,314	5,183	4,944
Options purchased	5,797	––	4,620	—
Options written	—	5,324	—	4,295

	29,211	30,204	28,102	29,564

Interest rate contracts:
Interest rate swaps	55,001	55,360	50,838	50,744
Options purchased	3,168	––	2,799	—
Options written	—	3,274	—	2,829
Futures and forwards	475	479	629	639

	58,644	59,113	54,266	54,212

Credit derivatives	264	285	273	155

Equity and commodity contracts	1,274	941	924	720

	89,393	90,543	83,565	84,651
Netting	(71,509)	(71,509)	(69,478)	(69,478)

	17,884	19,034	14,087	15,173

Average fair values (before netting):
Exchange rate contracts	20,050	21,193	18,967	19,619
Interest rate contracts	55,548	56,258	65,676	65,977
Credit derivatives	219	177	365	133
Equity and commodity contracts	1,325	920	877	624

	77,142	78,548	85,885	86,353

Gains and losses on exchange traded contracts subject to daily margining requirements are settled daily. The fair value of such contracts included above reflects the last day’s variation margin.

Notes on the accounts continued

39 Derivatives (continued)
The following table analyses, by maturity and contract type, the notional principal amounts of the Group’s trading derivatives:

	Within one year £bn	One to two years £bn	Two to five years £bn	Over five years £bn	2004 Total £bn	Within one year £bn	One to two years £bn	Two to five years £bn	Over five years £bn	2003 Total £bn

Exchange rate contracts:
Spot, forwards and futures	707.5	27.7	10.4	0.5	746.1	616.8	24.9	7.2	0.2	649.1
Currency swaps	49.5	31.1	54.3	42.7	177.6	43.5	26.0	43.4	33.3	146.2
Options purchased	214.9	13.1	13.1	1.7	242.8	156.1	10.5	4.1	1.0	171.7
Options written	223.1	19.2	12.3	1.6	256.2	164.7	8.5	3.4	1.1	177.7

	1,195.0	91.1	90.1	46.5	1,422.7	981.1	69.9	58.1	35.6	1,144.7

Interest rate contracts:
Interest rate swaps	1,797.1	977.9	1,236.9	926.9	4,938.8	1,555.8	675.6	960.8	630.1	3,822.3
Options purchased	74.4	55.4	89.2	77.3	296.3	91.1	34.2	49.3	50.4	225.0
Options written	78.6	52.0	82.5	74.0	287.1	48.0	36.6	47.0	48.5	180.1
Futures and forwards	823.9	199.9	67.0	—	1,090.8	865.3	159.3	55.3	0.5	1,080.4

	2,774.0	1,285.2	1,475.6	1,078.2	6,613.0	2,560.2	905.7	1,112.4	729.5	5,307.8

Credit derivatives	5.1	4.1	32.3	17.7	59.2	7.1	1.7	11.9	7.8	28.5

Equity and commodity contracts	24.3	7.5	11.4	0.2	43.4	20.4	5.3	8.2	0.2	34.1

Non-trading derivatives

The Group establishes non-trading derivatives positions externally with third parties and also internally. It should be noted that the following tables include the components of the internal hedging programme that transfers risks to the trading portfolios in the Group or to external third party participants in the derivatives markets.

The following table summarises the fair values and book values of derivatives held for non-trading activities and includes internal trades:

	2004 Fair value		2004 Book value		2003 Fair value		2003 Book value

	Positive £m	Negative £m	Positive £m	Negative £m	Positive £m	Negative £m	Positive £m	Negative £m

Exchange rate contracts:
Spot, forwards and futures	46	665	35	603	101	464	94	460
Currency swaps and options	349	227	234	123	304	210	224	135

	395	892	269	726	405	674	318	595

Interest rate contracts:
Interest rate swaps	1,617	1,342	623	650	2,541	2,247	608	683
Futures, forwards and options	71	318	2	2	62	416	1	2

	1,688	1,660	625	652	2,603	2,663	609	685

Credit derivatives	4	11	—	6	3	6	—	—

Equity and commodity contracts	207	62	102	15	118	52	78	22

Total	2,294	2,625	996	1,399	3,129	3,395	1,005	1,302

The following table analyses, by maturity and contract type, the notional principal amounts of the Group’s non-trading derivatives (third party and internal):

	Within one year £bn	One to two years £bn	Two to five years £bn	Over five years £bn	2004 Total £bn	Within one year £bn	One to two years £bn	Two to five years £bn	Over five years £bn	2003 Total £bn

Exchange rate contracts:
Spot, forwards and futures	20.5	0.2	—	0.1	20.8	19.4	—	0.2	0.1	19.7
Currency swaps and options	1.6	0.3	1.1	2.0	5.0	3.2	1.0	0.7	1.9	6.8

	22.1	0.5	1.1	2.1	25.8	22.6	1.0	0.9	2.0	26.5

Interest rate contracts:
Interest rate swaps	34.4	6.7	30.7	48.7	120.5	34.4	15.1	33.5	43.7	126.7
Futures, forwards and options	0.9	0.2	3.8	8.7	13.6	0.4	0.1	3.3	4.6	8.4

	35.3	6.9	34.5	57.4	134.1	34.8	15.2	36.8	48.3	135.1

Credit derivatives	—	0.1	0.3	0.8	1.2	—	0.5	0.2	0.3	1.0

Equity and commodity contracts	0.4	0.2	1.1	0.6	2.3	0.3	0.5	0.7	0.2	1.7

40 Financial instruments

The Group’s objectives and policies in managing the risks that arise in connection with the use of financial instruments are set out in the Operating and financial review under ‘Market risk’, ‘Currency risk’ and ‘Equity risk’.

Interest rate sensitivity gap

The tables below summarise the Group’s interest rate sensitivity gap for its non-trading book at 31 December 2004 and 31 December 2003. The tables show the contractual repricing for each category of asset, liability and for off-balance sheet items. A liability (or negative) gap position exists when liabilities reprice more quickly or in greater proportion than assets during a given period and tends to benefit net interest income in a declining interest rate environment. An asset (or positive) gap position exists when assets reprice more quickly or in greater proportion than liabilities during a given period and tends to benefit net interest income in a rising interest rate environment. Contractual repricing terms do not reflect the potential impact of early repayment or withdrawal. Positions may not be reflective of those in subsequent periods. Major changes in positions can be made promptly as market outlooks change. In addition, significant variations in interest rate sensitivity may exist within the re-pricing periods presented and among the currencies in which the Group has interest rate positions.

2004	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non-interest bearing funds £m	Banking book total £m	Trading book total £m	Total £m

Assets
Loans and advances to banks	14,645	5,140	1,367	77	482	643	22,354	35,906	58,260
Loans and advances to customers	189,366	16,202	11,379	35,370	28,612	2,304	283,233	62,236	345,469
Treasury bills and debt securities	11,912	4,088	3,656	6,133	13,548	337	39,674	57,647	97,321
Other assets	—	—	—	—	—	57,508	57,508	24,909	82,417

Total assets	215,923	25,430	16,402	41,580	42,642	60,792	402,769	180,698	583,467

Liabilities
Deposits by banks	54,679	2,282	907	119	477	935	59,399	39,682	99,081
Customer accounts	192,543	5,589	6,948	7,043	461	31,345	243,929	41,133	285,062
Debt securities in issue	41,805	5,505	4,418	4,087	1,385	—	57,200	1,760	58,960
Subordinated liabilities	4,401	1,020	302	2,151	12,438	—	20,312	54	20,366
Other liabilities	4	5	8	49	126	34,948	35,140	52,993	88,133
Shareholders’ funds	—	—	—	—	—	30,715	30,715	1,150	31,865
Internal funding of trading book	(42,516)	(313)	(1,088)	(9)	—	—	(43,926)	43,926	––

Total liabilities	250,916	14,088	11,495	13,440	14,887	97,943	402,769	180,698	583,467

Off-balance sheet items	(2,126)	(6,906)	(1,160)	1,560	8,632	—

Interest rate sensitivity gap	(37,119)	4,436	3,747	29,700	36,387	(37,151)

Cumulative interest rate sensitivity gap	(37,119)	(32,683)	(28,936)	764	37,151

Notes on the accounts continued

40 Financial instruments (continued)

2003*	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non-interest bearing funds £m	Banking book total £m	Trading book total £m	Total £m

Assets
Loans and advances to banks	11,149	3,780	5,188	122	32	1,087	21,358	30,533	51,891
Loans and advances to customers	155,920	11,832	7,763	27,992	18,463	1,486	223,456	29,075	252,531
Treasury bills and debt securities	18,906	2,594	4,835	5,525	11,175	2,316	45,351	39,444	84,795
Other assets	—	—	—	—	—	46,583	46,583	18,628	65,211

Total assets	185,975	18,206	17,786	33,639	29,670	51,472	336,748	117,680	454,428

Liabilities
Deposits by banks	37,670	1,178	408	308	414	1,083	41,061	26,262	67,323
Customer accounts	172,563	4,110	2,360	3,352	400	28,140	210,925	26,038	236,963
Debt securities in issue	27,254	2,567	4,428	4,804	846	—	39,899	1,117	41,016
Subordinated liabilities	3,583	601	104	1,762	10,889	—	16,939	59	16,998
Other liabilities	5	5	9	37	126	28,047	28,229	37,801	66,030
Shareholders’ funds	—	—	—	—	—	25,017	25,017	1,081	26,098
Internal funding of trading business	(22,447)	(1,060)	(1,239)	(379)	(197)	—	(25,322)	25,322	—

Total liabilities	218,628	7,401	6,070	9,884	12,478	82,287	336,748	117,680	454,428

Off-balance sheet items	(7,943)	(1,122)	3,597	964	4,504	—

Interest rate sensitivity gap	(40,596)	9,683	15,313	24,719	21,696	(30,815)

Cumulative interest rate sensitivity gap	(40,596)	(30,913)	(15,600)	9,119	30,815

*restated (see page 85)

Currency risk

The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investment in overseas subsidiary and associated undertakings and their related funding.

The Group’s structural currency exposures were as follows:

Functional currency of net investment	Net investments in overseas operations £m	Foreign currency borrowings hedging net investments £m	2004 Structural foreign currency exposures £m	Net investments in overseas operations £m	Foreign currency borrowings hedging net investments £m	2003 Structural foreign currency exposures £m

US dollar	12,367	6,580	5,787	5,329	5,198	131
Euro	2,086	1,349	737	1,422	826	596
Swiss franc	398	392	6	357	357	—
Other non-sterling	116	112	4	118	114	4

Total	14,967	8,433	6,534	7,226	6,495	731

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

The following table analyses the VaR for the Group’s trading portfolios by type of market risk exposure at the period end and as an average for the period and the maximum and minimum for the period:

		Year ended 31 December 2004				Year ended 31 December 2003
	31 December 2004 £m				31 December 2003 £m
		Maximum £m	Minimum £m	Average £m		Maximum £m	Minimum £m	Average £m

Interest rate	11.2	16.5	6.9	11.5	7.4	14.5	5.7	9.4
Currency	1.2	2.7	0.5	1.1	0.8	2.5	0.7	1.3
Equity	0.2	2.0	0.2	0.6	0.4	1.4	0.2	0.5
Diversification effects	(2.3)				(1.2)

Total	10.3	16.0	6.4	10.8	7.4	14.2	5.6	9.4

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

Trading business	Note	2004 Carrying amount £m	2004 Fair value £m	2003 Carrying amount £m	2003 Fair value £m

Assets
Treasury bills and other eligible bills	(1)	2,921	2,921	1,869	1,869
Loans and advances to banks and customers	(1)	98,142	98,142	59,608	59,608
Debt securities	(1)	54,726	54,726	37,575	37,575
Equity shares	(1)	486	486	428	428
Derivatives	(2)	17,884	17,884	14,087	14,087

Liabilities
Deposits by banks and customer accounts	(3)	80,815	80,815	52,300	52,300
Debt securities in issue	(1)	1,760	1,760	1,117	1,117
Short positions in securities	(1)	28,923	28,923	19,128	19,128
Subordinated loan capital	(1)	54	54	59	59
Derivatives	(2)	19,034	19,034	15,173	15,173

Banking business	Note	2004 Carrying amount £m	2004 Fair value £m	2003 Carrying amount £m	2003 Fair value £m

Assets
Cash and balances at central banks	(1)	4,293	4,293	3,822	3,822
Items in the course of collection from other banks	(1)	2,629	2,629	2,501	2,501
Treasury bills and other eligible bills	(1)	3,189	3,189	2,977	2,977
Loans and advances to banks and customers	(4)	305,587	307,805	244,814	246,244
Debt securities	(5)	36,485	36,299	42,374	42,195
Equity shares	(5)	2,474	2,916	1,872	2,289

Liabilities
Items in the course of transmission to other banks	(1)	802	802	958	958
Deposits by banks and customer accounts	(3)	303,328	303,210	251,986	252,360
Debt securities in issue	(6)	57,200	57,199	39,899	39,897
Subordinated loan capital	(7)	20,312	21,652	16,939	17,522
Non-equity minority interests	(7)	3,671	3,899	2,724	2,867
Non-equity shareholders’ funds	(7)	4,520	4,811	2,923	3,245
Derivatives – net	(2)	403	331	297	266

Notes:
(1)	Financial assets and financial liabilities carried at fair value or where carrying value approximates to fair value because they are of short maturity or repricing date.
(2)	Fair values of derivatives are determined by market prices where available. Otherwise fair value is based on current market information using appropriate valuation models.
(3)	The fair value of deposits repayable on demand is equal to their carrying value. The fair values of term deposits and time certificates of deposit are estimated by discounting expected future cash flows using rates currently offered for deposits of similar remaining maturities.
(4)	For loans which reprice frequently or are linked to the Group’s base rate, and for which there has been no significant change in credit risk since inception, carrying value represents a reasonable estimate of fair value. For other loans, fair values are estimated by discounting expected future cash flows, using current interest rates appropriate to the type of loan, and making adjustments for credit risk.
(5)	Fair values of marketable securities are based on quoted market prices. Where these are unavailable, fair value is estimated using other valuation techniques.
(6)	The fair value of short-term debt securities in issue is approximately equal to their carrying value. The fair value of other debt securities in issue is based on quoted market prices where available, or where these are unavailable, is estimated using other valuation techniques.
(7)	The fair value of loan capital, non-equity minority interests and preference shares is based on quoted market prices where available. For unquoted loan capital, fair value has been estimated using other valuation techniques.
(8)	Fair values are not given for financial commitments and contingent liabilities. The diversity of the fee structures, the lack of an established market and the difficulty of separating the value of the instruments from the value of the overall relationship involve such uncertainty that it is not meaningful to provide an estimate of their fair value. (The principal amounts of these instruments are given in Note 41).

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

	2004 Unrecognised gains and losses £m	2004 Deferred gains and losses £m	2003 Unrecognised gains and losses £m	2003 Deferred gains and losses £m

At 1 January – gains	2,236	213	2,535	285
At 1 January – losses	(2,205)	(34)	(2,275)	(44)

	31	179	260	241
Recognised gains that arose in previous periods	(781)	(65)	(659)	(72)
Recognised losses that arose in previous periods	537	4	636	12
Unrecognised gains and losses arising in the year	224	—	(208)	—
Unrecognised gains and losses deferred in the year	61	(61)	2	(2)
Unrecognised gains and losses deferred and taken to profit and loss in the year	—	(30)	—	—

At 31 December	72	27	31	179

Of which – gains	1,571	483	2,236	213
Of which – losses	(1,499)	(456)	(2,205)	(34)

	72	27	31	179

Gains expected to be recognised in the year to 31 December 2005
(year to 31 December 2004)	318	171	532	66
Gains expected to be recognised in the year to 31 December 2006 or later
(year to 31 December 2005 or later)	1,253	312	1,704	147

	1,571	483	2,236	213

Losses expected to be recognised in the year to 31 December 2005
(year to 31 December 2004)	(221)	(91)	(371)	(5)
Losses expected to be recognised in the year to 31 December 2006 or later
(year to 31 December 2005 or later)	(1,278)	(365)	(1,834)	(29)

	(1,499)	(456)	(2,205)	(34)

During the year to 31 December 2004, gains of £249 million (2003 – £58 million) and losses of £166 million (2003 – £95 million) arising in previous periods were taken directly to the profit and loss account on financial instruments no longer accounted for as hedges.

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

	2004	2003
	£m	£m

Contingent liabilities:
Acceptances and endorsements	362	595
Guarantees and assets pledged as collateral security	10,438	8,787
Other contingent liabilities	5,293	5,482

	16,093	14,864

Commitments:
Documentary credits and other short-term trade related transactions	182	605
Undrawn formal standby facilities, credit lines and other commitments to lend
– less than one year	109,653	85,424
– one year and over	69,577	51,827
Other commitments	1,365	1,837

	180,777	139,693

Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. The Group’s maximum exposure to credit loss, in the event of non-performance by the other party and where all counterclaims, collateral or security proves valueless, is represented by the contractual nominal amount of these instruments included in the table. These commitments and contingent obligations are subject to the Group’s normal credit approval processes and any potential loss is taken into account in assessing provisions for bad and doubtful debts in accordance with the Group’s provisioning policy.

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

Regulatory enquiries and investigations – in the normal course of business the Group and its subsidiaries co-operate with regulatory authorities in various jurisdictions in their enquiries or investigations into alleged or possible breaches of regulations.

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

Litigation

Since December 2003, members of the Group have been joined as defendants in a number of legal actions in the United States following the collapse of Enron. Collectively, the claims are, to a substantial degree, unquantified and in each case they are made against large numbers of defendants. The Group intends to defend these claims vigorously. The US Courts dealing with the main Enron actions have ordered that the Group join the non-binding, multi-party mediation which commenced in late 2003. Based on current knowledge including applicable defences and given the unquantified nature of these claims, the directors are unable at this stage to predict with certainty the eventual loss in these matters. In addition, pursuant to requests received from the US Securities and Exchange Commission and the US Department of Justice, the Group has been providing copies of Enron-related materials to these authorities and the Group continues to cooperate fully with them.

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

(a) Charter One

Charter One Financial, Inc. was acquired by Citizens in August 2004 for a cash consideration of US$10.1 billion. The acquisition has extended Citizen's coverage to North Eastern and Mid Western States of the US and will enable Citizens to achieve a significant increase in the scale of its activities.

Although not required, as it is not a material acquisition for the Group, separate purchase accounting disclosures for Charter One Financial, Inc. are set out below. The provisional fair values of the assets and liabilities acquired and the consideration paid are shown in the table below:

At date of acquisition	Book value of net assets acquired £m	Fair value adjustments £m	Fair value to the Group £m

Cash and balances at central banks	330 *	—	330
Loans and advances to customers	18,287	(274)	18,013
Debt securities	3,107	(26)	3,081
Equity shares	381	—	381
Tangible fixed assets	699	—	699
Other assets	740	(2)	738

Deposits by banks	(5,579)	—	(5,579)
Customer accounts	(15,823)	(28)	(15,851)
Other liabilities	(49)	(45)	(94)
Deferred tax provisions	(534)	46	(488)
Post-retirement pension liabilities	(17)	—	(17)
Dated loan capital	(222)	(22)	(244)

Net assets acquired	1,320 *	(351)	969

Goodwill			4,654

Total consideration			5,623

Satisfied by:
Payment of cash			5,611
Fees and expenses relating to the acquisition			12

			5,623

*	Reduced by £307 million (US$553 million) paid out by Charter One immediately prior to closing principally in respect of the buyout of employee stock options. Gross of this amount, consideration was £5,930 million (US$10,677 million) and the book value of net assets acquired £1,627 million (US$2,929 million).

Fair value adjustments reflect the restatement of balances to their estimated fair values at the date of acquisition, and the related tax effect.

The estimated contribution to the Group’s results, before funding costs of Charter One, for the year ended 31 December 2004 is shown below:

Four months ended 31 December 2004 £m

Net interest income	220
Non-interest income	129

Total income	349
Operating expenses	(177)

Contribution before provisions	172
Provisions	(16)

Contribution before goodwill amortisation	156
Goodwill amortisation	(76)

Contribution	80

The contribution above is after charging goodwill amortisation and includes the post-acquisition effect of fair value adjustments.

(b) Other acquisitions

The provisional fair values of the assets and liabilities of all other acquisitions made during the year and the consideration paid are shown in the table below:

At respective dates of acquisition	Book value of net assets acquired £m	Fair value adjustments £m	Fair value to the Group £m

Cash and balances at central banks	106	2	108
Loans and advances to banks	768	—	768
Loans and advances to customers	5,491	(70)	5,421
Debt securities	938	(6)	932
Tangible fixed assets	106	(7)	99
Other assets	129	(15)	114
Prepayments and accrued income	5	5	10

Deposits by banks	(1,874)	—	(1,874)
Customer accounts	(3,208)	(4)	(3,212)
Debt securities in issue	(777)	—	(777)
Other liabilities	(118)	45	(73)
Accruals and deferred income	(27)	(38)	(65)
Deferred tax provisions	(6)	(20)	(26)
Post-retirement benefit liabilities	(15)	—	(15)
Other provisions	(13)	1	(12)
Dated loan capital	(81)	(7)	(88)
Undated loan capital	(36)	(29)	(65)
Minority interest-equity	(4)	—	(4)

Net assets acquired	1,384	(143)	1,241

Goodwill			1,245

Total consideration			2,486

Satisfied by:
Payment of cash			2,468
Loan notes			4
Fees and expenses relating to the acquisitions			14

			2,486

Fair value adjustments reflect the restatement of balances to their estimated fair values at the date of acquisition, and the related tax effect.

The estimated contribution to the Group’s results, before funding costs of the acquisitions, is shown below:

Year ended 31 December 2004* £m

Net interest income	165
Non-interest income	88

Total income	253
Operating expenses	(125)

Operating profit	128
Provisions	(42)

Contribution before goodwill amortisation	86
Goodwill amortisation	(45)

Contribution	41

*	From the dates of acquisition. The contribution above is after charging goodwill amortisation and includes the post-acquisition effect of fair value adjustments.

Notes on the accounts continued

43 Reconciliation of operating profit to net cash inflow from operating activities

	2004 £m	2003* £m	2002* £m

Operating profit	6,917	6,076	4,852
Increase in prepayments and accrued income	(1,609)	(514)	(636)
Interest on subordinated liabilities	681	551	659
Increase in accruals and deferred income	2,300	1,455	872
Amortisation of and provisions against investment securities	92	60	99
Provisions for bad and doubtful debts	1,428	1,461	1,286
Loans and advances written off net of recoveries	(1,321)	(1,447)	(973)
Profit on sale of tangible fixed assets	(69)	(30)	(32)
Profit on sale of subsidiaries and associates	(4)	(63)	(13)
Profit from associated undertakings	(35)	(12)	(2)
Profit on sale of investment securities	(167)	(172)	(85)
Charge for pensions	381	330	127
Pension contributions	(1,146)	(141)	(168)
Provisions for liabilities and charges	20	36	47
Provisions utilised	(47)	(99)	(56)
Depreciation and amortisation of tangible and intangible fixed assets	2,022	1,682	1,626
Increase in value of long-term assurance business	(94)	(73)	(61)

Net cash inflow from trading activities	9,349	9,100	7,542
(Increase)/decrease in items in the course of collection	(128)	240	547
(Increase)/decrease in treasury and other eligible bills	(1,264)	6,626	(1,323)
(Increase)/decrease in loans and advances to banks	(3,370)	2,797	(2,756)
Increase in loans and advances to customers	(69,543)	(26,140)	(32,670)
(Increase)/decrease in securities	(10,367)	(9,871)	1,799
Increase in other assets	(3,503)	(977)	(1,181)
Decrease in items in the course of transmission	(156)	(300)	(851)
Increase in deposits by banks	24,310	11,188	14,512
Increase in customer accounts	29,107	15,669	19,383
Increase in debt securities in issue	17,163	7,078	3,269
Increase/(decrease) in other liabilities	4,817	(168)	3,817
Increase in settlement balances and short positions	8,796	3,202	482
Effect of other accruals/deferrals and other non-cash movements	1,096	1,264	1,167

Net cash inflow from operating activities	6,307	19,708	13,737

*   restated (see page 85)

44 Analysis of the net outflow of cash in respect of the purchase of businesses and subsidiary undertakings

	2004 £m	2003 £m	2002 £m

Cash consideration paid	(8,105)	(2,252)	(415)
Cash acquired	457	504	107

Net outflow of cash	(7,648)	(1,748)	(308)

45 Sale of subsidiary and associated undertakings

	2004 £m	2003 £m	2002 £m

Net assets disposed of	2	66	13
Goodwill written back	—	40	—
Goodwill sold	16	10	3
Profit on disposal	4	63	13

Net inflow of cash in respect of disposals (net of expenses)	22	179	29

46 Analysis of changes in financing during the year
	Share capital (including share premium)			Loan capital

	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m

At 1 January	8,944	8,362	8,358	16,998	13,965	12,530
Currency translation adjustments	(231)	(203)	(283)	(475)	(448)	(520)
Net cash inflow/(outflow) from financing	4,203	(180)	(515)	3,906	3,481	1,955
Acquisition of subsidiaries	—	—	—	397	—	—
Other non-cash movements	870	965	802	(460)	—	—

At 31 December	13,786	8,944	8,362	20,366	16,998	13,965

47 Analysis of cash

	2004 £m	2003 £m	2002 £m

Cash and balances at central banks	4,293	3,822	3,481
Loans and advances to banks repayable on demand	19,430	17,115	6,792

Cash	23,723	20,937	10,273

Certain subsidiary undertakings are required to maintain balances with the Bank of England which, at 31 December 2004, amounted to £260 million (2003 – £231 million). Certain subsidiary undertakings are required by law to maintain reserve balances with the Federal Reserve Bank in the US. Such reserve balances amounted to US$132 million at 31 December 2004 (2003 – US$190 million).

48 Analysis of changes in cash during the year

	2004 £m	2003 £m	2002 £m

At 1 January	20,937	10,273	7,027
Net cash inflow	2,786	10,664	3,246

At 31 December	23,723	20,937	10,273

Notes on the accounts continued

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

The prior year data in the tables below have been restated to reflect the transfer in 2004 of certain activities from Wealth Management to Retail Banking and from other divisions, principally RBS Insurance and Ulster Bank, to Manufacturing.

a) Classes of business

2004	Net interest income £m	Non-interest income £m	Total income £m	Operating expenses and other operating charges £m	Provisions* £m	Profit/ (loss) on ordinary activities before tax £m

Corporate Banking and Financial Markets	2,545	4,964	7,509	(2,664)	(580)	4,265
Retail Banking	3,112	1,630	4,742	(1,074)	(389)	3,279
Retail Direct	938	1,191	2,129	(712)	(377)	1,040
Manufacturing	––	––	––	(2,439)	––	(2,439)
Wealth Management	497	451	948	(463)	(17)	468
RBS Insurance	420	4,514	4,934	(4,072)	––	862
Ulster Bank	550	193	743	(235)	(40)	468
Citizens	1,540	601	2,141	(1,024)	(80)	1,037
Central items	(394)	2	(392)	(459)	(28)	(879)

Profit before goodwill amortisation and integration costs	9,208	13,546	22,754	(13,142)	(1,511)	8,101
Goodwill amortisation	––	––	––	(915)	––	(915)
Integration costs	––	––	––	(269)	––	(269)

Profit on ordinary activities before tax	9,208	13,546	22,754	(14,326)	(1,511)	6,917

2003

Corporate Banking and Financial Markets	2,324	4,373	6,697	(2,322)	(755)	3,620
Retail Banking	2,959	1,514	4,473	(1,030)	(273)	3,170
Retail Direct	849	986	1,835	(657)	(297)	881
Manufacturing	—	—	—	(2,114)	—	(2,114)
Wealth Management	457	352	809	(398)	(9)	402
RBS Insurance	232	3,013	3,245	(2,636)	—	609
Ulster Bank	396	185	581	(195)	(32)	354
Citizens	1,310	514	1,824	(879)	(88)	857
Central items**	(226)	43	(183)	(488)	(40)	(711)

Profit before goodwill amortisation and integration costs	8,301	10,980	19,281	(10,719)	(1,494)	7,068
Goodwill amortisation	—	—	—	(763)	—	(763)
Integration costs	—	—	—	(229)	—	(229)

Profit on ordinary activities before tax	8,301	10,980	19,281	(11,711)	(1,494)	6,076

2002

Corporate Banking and Financial Markets	2,349	3,703	6,052	(2,066)	(725)	3,261
Retail Banking	2,849	1,430	4,279	(992)	(213)	3,074
Retail Direct	749	841	1,590	(601)	(281)	708
Manufacturing	—	—	—	(1,952)	—	(1,952)
Wealth Management	451	370	821	(425)	11	407
RBS Insurance	158	1,981	2,139	(1,683)	—	456
Ulster Bank	339	181	520	(180)	(22)	318
Citizens	1,248	468	1,716	(855)	(95)	766
Central items**	(294)	193	(101)	(377)	(20)	(498)

Profit before goodwill amortisation and integration costs	7,849	9,167	17,016	(9,131)	(1,345)	6,540
Goodwill amortisation	—	—	—	(731)	—	(731)
Integration costs	—	—	—	(957)	—	(957)

Profit on ordinary activities before tax	7,849	9,167	17,016	(10,819)	(1,345)	4,852

*	comprises provisions for bad and doubtful debts and amounts written off fixed asset investments.
**	restated (see page 85)

	Total assets		Net assets

	2004 £m	2003* £m	2004 £m	2003* £m

Corporate Banking and Financial Markets	346,823	268,523	13,035	11,726
Retail Banking	77,900	67,360	4,269	3,747
Retail Direct	26,862	21,905	1,479	1,236
Manufacturing	5,174	4,259	242	194
Wealth Management	11,751	15,211	580	669
RBS Insurance	10,822	10,124	1,829	1,362
Ulster Bank	27,365	15,560	1,385	988
Citizens	68,262	42,897	10,042	4,395
Central items	8,508	8,589	(996)	1,781

	583,467	454,428	31,865	26,098

*   restated (see page 85)

Segmental analysis of goodwill is as follows:

	CBFM £m	Retail Banking £m	Retail Direct £m	Wealth Management £m	RBS Insurance £m	Ulster Bank £m	Citizens £m	Centre £m	Total £m

Cost:
At 1 January 2004	191	––	114	153	1,011	––	2,668	11,621	15,758
Currency translation and other adjustments	––	––	(31)	1	––	1	(529)	––	(558)
Arising on acquisitions during the year	9	98	592	—	19	478	4,703	––	5,899
Disposals	––	––	––	––	––	––	(20)	––	(20)

At 31 December 2004	200	98	675	154	1,030	479	6,822	11,621	21,079

Amortisation:
At 1 January 2004	14	––	6	1	69	––	331	2,206	2,627
Currency translation and other adjustments	––	––	(1)	––	––	1	(35)	––	(35)
Charge for the year	12	2	23	8	57	23	209	581	915
Disposals	––	––	––	––	––	––	(4)	––	(4)

At 31 December 2004	26	2	28	9	126	24	501	2,787	3,503

Net book value:
At 31 December 2004	174	96	647	145	904	455	6,321	8,834	17,576

At 31 December 2003	177	––	108	152	942	––	2,337	9,415	13,131

(b) Geographical segments

The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

2004	UK £m	USA £m	Europe £m	Rest of the World £m	Total £m

Interest receivable	12,469	2,763	1,267	197	16,696
Dividend income	42	17	20	––	79
Fees and commissions receivable	5,260	808	467	99	6,634
Dealing profits	1,113	821	18	36	1,988
Other operating income	1,504	92	255	4	1,855
General insurance premium income (net of reinsurance)	4,794	––	150	––	4,944

Gross income	25,182	4,501	2,177	336	32,196

Profit on ordinary activities before tax	4,776	1,389	625	127	6,917

Total assets	378,396	145,572	45,593	13,906	583,467

Net assets	18,070	11,068	2,671	56	31,865

Notes on the accounts continued

49 Segmental analysis (continued)

2003*	UK £m	USA £m	Europe £m	Rest of the World £m	Total £m

Interest receivable	10,780	2,142	942	134	13,998
Dividend income	33	7	18	—	58
Fees and commissions receivable	4,663	622	323	85	5,693
Dealing profits	1,004	717	39	33	1,793
Other operating income	1,432	86	132	—	1,650
General insurance premium income (net of reinsurance)	2,981	—	142	—	3,123

Gross income	20,893	3,574	1,596	252	26,315

Profit on ordinary activities before tax	4,456	1,159	315	146	6,076

Total assets	314,638	102,389	27,411	9,990	454,428

Net assets	18,669	5,364	2,060	5	26,098

2002*

Interest receivable	10,372	2,240	837	112	13,561
Dividend income	32	10	16	—	58
Fees and commissions receivable	4,375	601	251	22	5,249
Dealing profits	736	649	42	35	1,462
Other operating income	1,346	32	40	(8)	1,410
General insurance premium income (net of reinsurance)	1,874	—	79	—	1,953

Gross income	18,735	3,532	1,265	161	23,693

Profit/(loss) on ordinary activities before tax	3,928	618	340	(34)	4,852

Total assets	279,478	102,532	25,354	3,674	411,038

Net assets	19,098	4,056	1,917	—	25,071

*   restated (see page 85)

50 Directors’ remuneration

	2004 £000	2003 £000

Non-executive directors – emoluments	874	759
Chairman and executive directors – emoluments	8,421	7,945
Chairman and executive directors – contributions and allowances in respect of defined
contribution pension schemes	178	164

	9,473	8,868
Chairman and executive directors – amounts receivable under long-term incentive plans	2,189	6,056
Chairman and executive directors – gains on exercise of share options	5	2

	11,667	14,926

Retirement benefits are accruing to five directors (2003 – six) under defined benefit schemes, two (2003 – two) of whom also accrued benefits under defined contribution schemes.

The executive directors may also participate in the company’s executive share option, sharesave and option 2000 schemes and details of their interests in the company’s shares arising from their participation are contained on page 77. Details of the remuneration received by each director during the year and each directors’ pension arrangements are given on pages 76 to 79.

51 Transactions with directors, officers and others

(a) At 31 December 2004, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group were £234,265 in respect of loans to eight persons who were directors of the company (or persons connected with them) at any time during the financial period and £30,926 to one person who was an officer of the company at any time during the financial period.

(b) There were no contracts of significance to the business of the company and its subsidiaries which subsisted at 31 December 2004, or during the year then ended, in which any director of the company had a material interest.

52 Related party transactions

Subsidiary undertakings

In accordance with Financial Reporting Standard 8 ‘Related Party Disclosures’ (“FRS 8”), transactions or balances between Group entities that have been eliminated on consolidation are not reported.

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

(b) Intangible assets

Under the Group’s UK GAAP accounting policy, goodwill arising on acquisitions after 1 October 1998 is recognised as an asset and amortised on a straight-line basis over its estimated useful economic life. Impairment tests on goodwill are carried out at the end of the first full accounting period after its acquisition, and whenever there are indications of impairment. Goodwill arising on acquisitions before 1 October 1998 was deducted from reserves immediately. Under US GAAP, goodwill is recognised as an asset, and is not amortised. Under the transition rules of SFAS 142 ‘Goodwill and Other Intangible Assets’, no amortisation is charged on acquisitions made after 30 June 2001; amortisation is charged up to 31 December 2001 for other goodwill. All goodwill and intangible assets with indefinite lives are tested for impairment at least annually. Certain amounts included in goodwill under UK GAAP are classified as intangible assets under US GAAP and amortised over their useful economic lives.

(c) Property revaluation and depreciation

The Group’s freehold and leasehold properties are carried at original cost or subsequent valuation. The surplus or deficit on revaluation is included in the Group’s reserves. Under US GAAP, revaluations of property are not permitted to be reflected in the financial statements.

Depreciation charged and gains or losses on disposal under UK GAAP are based on the revalued amount of freehold and long leasehold properties; no depreciation is charged on investment properties which are revalued annually. Under US GAAP, the depreciation charge and gains or losses on disposal are based on the historical cost for all properties.

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

(f) Loan origination

Under UK GAAP, certain loan fees are recognised when received. Under US GAAP, applicable non-refundable loan fees and certain direct costs are deferred and recognised over the period of the related loan or facility.

(g) Pension costs

Under UK GAAP, pension assets are measured at their fair value and scheme liabilities are measured on an actuarial basis using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency. Any surplus or deficit of

Notes on the accounts continued

53 Significant differences between UK and US generally accepted accounting principles (continued)

scheme assets compared with liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme. US GAAP requires a similar method but allows a certain portion of actuarial gains and losses to be deferred and allocated in equal amounts over the average remaining service lives of current employees. A minimum additional liability must be recognised if the accumulated benefit obligation (the current value of accrued benefits without allowance for future salary increases) exceeds the fair value of plan assets and the Group has recorded a prepaid pension costs or has an accrued liability that is less than the unfunded accumulated benefit. Movements in the minimum additional liability, together with the related deferred tax, are recognised through other comprehensive income.

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

(k) Securities

Under UK GAAP, the Group’s debt securities and equity shares are classified as being held as investment securities or for dealing purposes. Investment securities are stated at cost less provision for any permanent diminution in value. Premiums and discounts on dated debt securities are amortised to interest income over the period to maturity. Securities held for dealing purposes are carried at fair value with changes in fair value recognised in the profit and loss account. Under US GAAP, securities held by the Group’s private equity business are considered to be held by investment companies and are carried at fair value, with changes in fair value being reflected in net income. The Group’s other investment debt securities and marketable investment equity shares are classified as available-for-sale securities with unrealised gains and losses reported in a separate component of equity, except when the unrealised loss is considered other than temporary in which case the loss is included in net income. Under US GAAP, the Group recognises an other than temporary impairment on an available-for-sale equity share when its carrying value has exceeded its market value for more than twelve months.

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

(n) Share-based compensation

Under UK GAAP, no compensation expense is recognised for the Group’s executive share option schemes, under which options are granted at the higher of nominal value and market value on the date of grant and for the Group’s Sharesave schemes, under which employees are granted options at a 20% discount to market value at date of grant. Under US GAAP, the compensation expense based on the options’ intrinsic value is charged to the profit and loss account over the period to their average vesting date.

(o) Consolidation

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

(p) Acceptances

Acceptances outstanding and the matching customers’ liabilities are not reflected in the consolidated balance sheet, but are disclosed as memorandum items. Under US GAAP, acceptances outstanding and the matching customers’ liabilities are reflected in the consolidated balance sheet.

(q) Offset arrangements

Under UK GAAP, debit and credit balances with the same counterparty are aggregated into a single item where there is a right to insist on net settlement and the debit balance matures no later than the credit balance. Under US GAAP, agreements and balances with the same counterparty may be offset only where they have the same settlement date specified at inception and there is an intention to set off.

(r) Deferred taxation

Accounting for deferred tax under UK GAAP is consistent with US GAAP except that deferred tax is not recognised under UK GAAP on certain timing differences resulting from the roll-over of gains on disposal of properties, but is provided under US GAAP on such differences.

Recent developments in US GAAP

The FASB issued SFAS 153 ‘Exchanges of Nonmonetary assets, an amendment of APB Opinion No. 29’ in December 2004. SFAS 153 provides for a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. The Statement is effective for fiscal years beginning after 15 June 2005 and is not expected to affect the Group's US GAAP reporting.

In December 2004, the FASB issued SFAS 123 (revised 2004) ‘Share-Based Payment’ which requires compensation costs related to share-based payment transactions to be recognised in the financial statements. The compensation cost will be based on the grant-date fair value of the equity issued and will be recognised over the period that an employee provides service in exchange for the award. SFAS 123 (revised 2004) would be effective for the Group from 1 January 2006. Entities that use the fair value method for either recognition or disclosure under SFAS 123 will apply the revised Statement using a modified version of prospective application whereby for that portion of outstanding awards for which the requisite service has not yet been rendered, compensation cost will be based on the grant-date fair value calculated under SFAS 123 for either recognition or pro forma disclosures. For periods before the effective date, entities may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required by SFAS 123. The Group currently makes pro forma disclosures of the effect on net income of compensation costs determined under the fair value method of SFAS 123.

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

Consolidated statement of income	2004 £m	2003 £m	2002 £m

Profit attributable to ordinary shareholders – UK GAAP	4,256	2,254	2,034
Adjustments in respect of:
Acquisition accounting	66	33	—
Amortisation of intangible assets	780	721	681
Property revaluation and depreciation	(69)	(41)	(18)
Leasehold property provisions	(19)	83	—
Loan origination	(85)	(47)	(72)
Pension costs	(285)	(286)	(121)
Long-term assurance business	(27)	(57)	(37)
Extinguishment of liabilities	(94)	(84)	—
Leasing	(35)	(53)	(71)
Securities	(170)	49	—
Derivatives and hedging	(437)	232	770
Software development costs	(261)	(300)	283
Share-based payment	(26)	(32)	—
Consolidation	(29)	(60)	—
Tax effect on the above adjustments	395	165	(261)
Deferred taxation	(12)	(13)	(80)

Net income available for ordinary shareholders – US GAAP	3,948	2,564	3,108

Consolidated shareholders’ equity	2004 £m	2003 £m

Shareholders’ funds – UK GAAP	31,865	26,098
Adjustments in respect of:
Acquisition accounting	517	451
Intangible assets	3,002	2,222
Property revaluation and depreciation	(262)	(249)
Leasehold property provisions	64	83
Proposed dividend	1,308	1,059
Loan origination	(373)	(288)
Pension costs	190	2,828
Long-term assurance business	(205)	(178)
Extinguishment of liabilities	(178)	(84)
Leasing	(253)	(218)
Securities	134	232
Derivatives and hedging	238	161
Software development costs	399	660
Share-based payment	(58)	(32)
Consolidation	(89)	(60)
Tax effect on cumulative UK/US GAAP adjustments	(733)	(1,128)
Tax effect on other comprehensive income	684	155
Deferred tax	(59)	(47)

Shareholders’ equity – US GAAP	36,191	31,665

Prior periods have been restated following the implementation of FRS 17 and the reclassification of perpetual regulatory securities.

Total assets under US GAAP, adjusted to reflect the consolidation of variable interest entities, inclusion of acceptances, provisions for contingent liabilities and commitments, the fair value of financial guarantees and the grossing-up of certain netting arrangements under UK GAAP, together with the effect of adjustments made to net income and shareholders’ funds, were £631 billion (2003 – £488 billion).

Earnings per share

Basic and diluted earnings per share (“EPS”) under US GAAP differ from UK GAAP only to the extent that the income calculated under US GAAP differs from that under UK GAAP.

	2004			2003			2002

	Income* £m	No. of shares million	Per share amount pence	Income* £m	No. of shares million	Per share amount pence	Income* £m	No. of shares million	Per share amount pence

Basic EPS	3,948	3,085	128.0	2,564	2,931	87.5	3,108	2,881	107.9
Dilutive effect of share options and
convertible preference shares	66	73	(0.9)	—	22	(0.7)	—	43	(1.6)

Diluted EPS	4,014	3,158	127.1	2,564	2,953	86.8	3,108	2,924	106.3

*   US GAAP net income available to ordinary shareholders, see page 136.

The Group has convertible preference shares totalling £200 million (2003 and 2002 – £200 million), €750 million (2003 and 2002 – €750 million) and $1,900 million (2003 and 2002 –$1,900 million). All of the convertible preference shares, with the exception of $1,500 million, have a dilutive effect in the current year and as such have been included in the computation of diluted earnings per share.

Outstanding options to purchase shares are excluded from the computation of diluted EPS where the exercise prices of the options are greater than the average market price of the ordinary shares during the relevant period. At 31 December 2004, there were 8.7 million such options outstanding (2003 –5.2 million; 2002 – 3.8 million).

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

A trust fund has been established under the plan, to which payments are made, determined on an actuarial basis, designed to build up reserves during the working life of full-time employees to pay such employees or their dependants a pension after retirement. Such pensions are based on final pensionable salaries and are related to the length of service prior to retirement. Pensions are limited to a maximum of two-thirds of final salary for 40 years service or more. Staff do not make contributions for basic pensions but may make voluntary contributions on a regular basis to purchase additional service qualification where less than 40 years service will have been completed by normal retirement age.

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

Disclosures required by SFAS 132R for the Group’s main scheme are set out below.

Obligations and funded status

Change in benefit obligation:	2004 £m	2003 £m	2002 £m

Projected benefit obligation at beginning of year	13,963	12,526	12,198
Service cost	420	340	303
Interest cost	768	706	715
Net actuarial loss/(gain)	1,568	902	(217)
Benefits and expenses paid	(527)	(511)	(473)

Projected benefit obligation at year end	16,192	13,963	12,526

Change in plan assets:	2004 £m	2003 £m	2002 £m

Fair value of plan assets at beginning of year	11,822	10,682	12,567
Actual return on plan assets	1,234	1,559	(1,521)
Employer’s contribution	1,069	92	109
Benefits and expenses paid	(527)	(511)	(473)

Market value of plan assets at year end	13,598	11,822	10,682

Notes on the accounts continued

53 Significant differences between UK and US generally accepted accounting principles (continued)

Pensions (continued)

Prepaid pension cost:	2004 £m	2003 £m	2002 £m

Funded status	(2,594)	(2,141)	(1,844)
Unrecognised net actuarial loss	5,990	5,078	5,266
Unrecognised prior service cost	12	13	14
Unrecognised transition amount	(6)	(14)	(22)

Prepaid pension cost at year end	3,402	2,936	3,414

Components of net periodic pension cost:	2004 £m	2003 £m	2002 £m

Service cost	420	340	303
Interest cost	768	706	715
Expected return on plan assets	(840)	(757)	(901)
Amortisation of prior service cost	1	1	1
Amortisation of loss	263	287	138
Amortisation of net transition asset	(8)	(8)	(8)

Net periodic pension cost	604	569	248

Assumptions

Weighted average assumptions used at 31 December:	2004 % per annum	2003 % per annum	2002 % per annum

Discount rate for liabilities	5.40	5.60	5.75
Salary increases	3.95	3.95	3.50
Pension increases	2.70	2.70	2.25
Long-term rate of return on assets	6.95	7.20	7.20

Weighted-average allocations of market value of plan assets at 31 December:	2004%	2003%	2002%

Equity shares	57	65	67
Debt securities	31	32	31
Other	12	3	2

Total	100	100	100

At 31 December 2004, the fund's accumulated benefit obligation was underfunded by £561 million (2002 – £168 million). This resulted in a reduction in the accumulated other comprehensive income component of US GAAP shareholders' equity of £3,951 million (2002 – £3,568 million), comprising the excess of the accumulated benefit obligation over the market value of assets of £561 million (2002 – £168 million), prepaid pension cost of £3,402 million (2002 – £3,414 million) less unrecognised prior service cost of £12 million (2002 – £14 million). This was reduced by deferred tax of £1,185 million (2002 – £1,070 million). At 31 December 2003, the fund had a surplus of assets over its accumulated benefit obligation and no minimum liability was recognised.

Cash flows

The following pension payments under the main scheme, which reflect expected future service, as appropriate, are expected to be paid:

£m

2005	511
2006	521
2007	530
2008	543
2009	557
After 2010	3,072

The Group expects to contribute £376 million to its main UK pension plan in 2005.

Loan impairment

At 31 December 2004 and 2003, the Group estimated that the difference between the carrying value of its loan portfolio under US GAAP and its value in the Group’s UK GAAP financial statements was such that no adjustment to net income or consolidated shareholders’ equity was required. At 31 December 2004, the Group’s non-accrual loans, loans past due 90 days and troubled debt restructurings amounted to £5,529 million (2003 – £5,157 million). Specific provisions of £3,602 million (2003 – £2,782 million) were held against these loans. Average non-accrual loans, loans past due 90 days and troubled debt restructurings for the year to 31 December 2004 were £5,313 million (2003 – £5,166 million).

Gross interest income not recognised, but which would have been recognised under the original terms of non-accrual and restructured loans, amounted to £237 million for the year ended 31 December 2004 (2003 – £237 million; 2002 – £234 million) from domestic loans and £58 million for the year ended 31 December 2004 (2003 – £55 million; 2002 – £73 million) from foreign loans. Interest on non-accrual and restructured loans included in net income was £58 million for the year ended 31 December 2004 (2003 – £60 million; 2002 – £47 million) from domestic loans and £7 million for the year ended 31 December 2004 (2003 – £3 million; 2002 – £7 million) from foreign loans.

Securities

During 2004, net gains of £2 million were included in US GAAP net income from transfers of securities from the available-for-sale category into the trading category. For 2004, net unrealised losses of £924 million on available-for-sale securities were included in US GAAP other comprehensive income and £672 million was reclassified from accumulated other comprehensive income into US GAAP net income.

The table below shows the fair value of available-for-sale securities that were in an unrealised loss position at 31 December 2004.

		Less than 12 months		More than 12 months		Total

Issued by	Number of issues	Fair value £m	Gross unrealised losses £m	Fair value £m	Gross unrealised losses £m	Fair value £m	Gross unrealised losses £m

UK government		—	—	512	20	512	20
US treasury and government and
securities issued by US states		507	24	—	—	507	24
Other government		855	18	47	2	902	20
Corporate debt securities		73	4	75	5	148	9
Mortgage-backed securities		3,651	66	906	28	4,557	94
Bank and building society		29	4	51	1	80	5
Other		8	1	—	—	8	1

Available-for-sale debt securities	516	5,123	117	1,591	56	6,714	173

The Group considers that unrealised losses on available-for-sale debt securities are temporary principally because they reflect changes in benchmark interest rates. In 2004, other than temporary losses of £78 million have been recognised in net income on available-for-sale equity shares.

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

	Classification under FRS 1	Classification under SFAS 95

Equity dividends paid	Equity dividends paid	Financing activities
Dividends paid on non-equity shares	Returns on investments and	Financing activities
servicing of finance
Tax paid	Taxation	Operating activities
Purchase and sale of associated and	Acquisitions and disposals	Investing activities
subsidiary undertakings
Purchase and sale of investment securities	Capital expenditure and	Investing activities
and fixed assets	financial investment
Net change in loans and advances,	Operating activities	Investing activities
including finance lease receivables
Net change in deposits	Operating activities	Financing activities
Net change in debt securities in issue	Operating activities	Financing activities
Short-term funding not	Operating activities	Financing activities
included in cash

Summary consolidated statements of cash flows presented on a US GAAP basis for each of the three years ended 31 December 2004 are set out below:

	2004 £m	2003 £m	2002 £m

Cash flows from operating activities	8,062	8,534	11,008
Cash flows from investing activities	(82,113)	(31,879)	(44,892)
Cash flows from financing activities	77,644	34,872	37,245
Effect of exchange rate changes on cash and cash equivalents	(807)	(863)	(115)

Change in cash and cash equivalents	2,786	10,664	3,246
Cash and cash equivalents at beginning of the year	20,937	10,273	7,027

Cash and cash equivalents at end of the year	23,723	20,937	10,273

The composition of cash at 31 December 2004, 2003 and 2002 and the movement in cash for the years then ended are shown in Note 47 and Note 48 on the accounts respectively.

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

Option 2000 scheme

On 9 August 2000 and again on 4 April 2001, every qualifying permanent member of staff in the Group received an option over 150 shares in the company. The executive directors of the company waived their entitlement to the option granted on 4 April 2001. Further grants over 150 shares have been made on three separate occasions to employees joining the Group by way of acquisition, including a grant on 1 September 2004 to all employees of Charter One.

Under the scheme, options are granted at the market value of ordinary shares at the date of grant and may normally be exercised only between the third and sixth anniversary of the date of grant.

Limitations of the option schemes:

(i)	During a ten year period, no more than 10% in aggregate of the issued ordinary share capital of the company from time to time may be issued pursuant to all of the employee share schemes operated by the company.

(ii)	During a five year period, no more than 5% in aggregate of the issued ordinary share capital of the company from time to time may be issued pursuant to all of the employee share schemes operated by the company.

(iii)	During a ten year period, no more than 5% in aggregate of the issued ordinary share capital of the company from time to time may be issued pursuant to the executive scheme.

(iv)	During a four year period, no more than 2 ½% in aggregate of the issued ordinary share capital of the company from time to time may be issued pursuant to the executive scheme.

(v)	During a three year period, no more than 3% in aggregate of the issued ordinary share capital of the company from time to time may be issued pursuant to the executive scheme.

The following is a summary of outstanding options under the various schemes:

	Savings scheme		Executive scheme		Option 2000 scheme		Total

	Number of options 000’s	Weighted average exercise price pence	Number of options 000’s	Weighted average exercise price pence	Number of options 000’s	Weighted average exercise price pence	Number of options 000’s	Weighted average exercise price pence

At 1 January 2002	51,604	829	12,033	996	26,584	1399	90,221	1019
Granted	12,419	1235	2,096	1810	620	1841	15,135	1339
Exercised	(12,112)	493	(3,160)	729	(5)	1380	(15,277)	542
Forfeited	(2,271)	1025	(145)	940	(1,313)	1419	(3,729)	1160

At 31 December 2002	49,640	1003	10,824	1232	25,886	1409	86,350	1153
Granted	9,100	1307	4,073	1347	1,363	1590	14,536	1345
Exercised	(11,902)	747	(1,299)	798	(6,380)	1240	(19,581)	911
Forfeited	(2,715)	1117	(76)	1251	(1,603)	1459	(4,394)	1244

At 31 December 2003	44,123	1128	13,522	1308	19,266	1474	76,911	1246
Granted	11,216	1205	4,341	1723	1,269	1553	16,826	1365
Exercised	(10,675)	883	(1,079)	994	(6,715)	1439	(18,469)	1092
Forfeited	(2,339)	1214	(171)	1298	(948)	1428	(3,458)	1277

At 31 December 2004	42,325	1205	16,613	1437	12,872	1503	71,810	1312

In 2004, awards totalling 373,140 options (2003 – 341,269; 2002 – 59,869) with negligible exercise prices and 93,367 shares (2003 – 59,525; 2002 – nil) were made under the Group’s medium-term performance plan. Under the plan, the amount of shares or options that vest ranges from nil to 200% of the award depending on the annual growth in the Group’s earnings per share and its performance relative to that of a comparator group of companies principally from the UK financial services sector.

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

	2004		2003		2002

Year exercisable	Number of options 000’s	Weighted average exercise price pence	Number of options 000’s	Weighted average exercise price pence	Number of options 000’s	Weighted average exercise price pence

2003	—	—	—	—	27,769	963
2004	—	—	31,817	1188	25,553	1226
2005	26,117	1214	14,081	1112	15,473	1118
2006	10,832	1421	11,822	1421	6,924	1447
2007	14,360	1324	8,785	1351	9,265	1343
2008	8,760	1327	9,110	1328	494	1364
2009	10,549	1423	809	1235	872	1235
2010	429	1307	487	1307	—	—
2011	763	1209	—	—	—	—

Total	71,810	1312	76,911	1246	86,350	1153

If the compensation cost for the schemes had been determined based on the fair value at the grant dates consistent with the fair value method of SFAS 123, net income and earnings per share as adjusted to include stock compensation would have been as shown below:

	2004 £m		2003 £m		2002 £m

Net income under US GAAP:
As reported	3,948		2,564		3,108
Adjusted to include stock compensation	3,909		2,503		2,978

Basic earnings per share under US GAAP:
As reported	128.0	p	87.5	p	107.9	p
Adjusted to include stock compensation	126.7	p	85.4	p	103.4	p

Diluted earnings per share under US GAAP:
As reported	127.1	p	86.8	p	106.3	p
Adjusted to include stock compensation	125.9	p	84.8	p	101.8	p

The fair value of each option has been estimated as at the grant date using a Black-Scholes option pricing model using the following assumptions:

	2004	2003	2002

Risk free interest rate	4.8%– 5.2%	3.6%– 4.6%	4.7%–4.9%
Volatility based on historical data	18%	29%	43%
Dividend yield	3.3%– 3.7%	2.9%–4.1%	2.4%–2.9%
Expected lives of options granted under:
Employee savings scheme	3, 5 and 7 years	3, 5 and 7 years	3, 5 and 7 years
Executive scheme	3 to 10 years	3 to 10 years	3 to 10 years
Option 2000 scheme	3 years	3 years	3 years

The following table summarises fair values of options issued in each year:

	2004			2003			2002

	Exercise price £	Fair value £	Life Years	Exercise price £	Fair value £	Life Years	Exercise price £	Fair value £	Life Years

Executive scheme (1)	16.98	2.85	3 -10	13.48	2.91	3 -10	18.10	6.54	3 -10
Savings scheme
3 year	13.07	3.83	3	13.07	4.64	3	12.35	5.58	3
5 year	13.07	4.09	5	13.07	5.15	5	12.35	6.33	5
7 year	13.07	4.24	7	13.07	5.48	7	12.35	6.76	7
Option 2000 scheme	15.53	1.93	3	15.90	2.91	3	18.41	5.44	3

Note:
(1)	For the purposes of calculating a fair value on executive scheme options, an option life of 5 years, being the mid-point on the 10 year option, has been assumed. Historical exercise trends have not been used as these are not felt to be indicative of future trends given changes to the scheme rules and participants in the scheme.

Goodwill and intangible assets other than goodwill

The Group fully implemented SFAS 142 ‘Goodwill and Other Intangible Assets’ from 1 January 2002. Under this standard, goodwill and intangible assets deemed to have indefinite lives are not amortised and are subject to annual impairment tests. Other intangible assets continue to be amortised over their useful lives. The Group has completed the impairment tests required under SFAS 142 and no impairment has been recognised as a result.

Intangible assets other than goodwill

A summary of the carrying value of intangible assets other than goodwill is as follows:

	2004			2003			2002

	Gross carrying amount £m	Accumulated amortisation £m	Net carrying amount £m	Gross carrying amount £m	Accumulated amortisation £m	Net carrying amount £m	Gross carrying amount £m	Accumulated amortisation £m	Net carrying amount £m

Core deposit intangibles	690	(205)	485	459	(149)	310	461	(108)	353
Brands	367	(3)	364	338	—	338	—	—	—
Others	360	(39)	321	128	(6)	122	—	—	—

Total amortising intangible assets	1,417	(247)	1,170	925	(155)	770	461	(108)	353

The weighted average amortisation period of intangible assets, other than goodwill, subject to amortisation are:

Years

Core deposit intangibles	7
Brands	10
Others	8

Amortisation charge on intangibles during 2004 was £115 million (2003 – £62 million; 2002 – £50 million). The Group estimates amortisation expense for the next five years will be:

£m

2005	146
2006	145
2007	141
2008	133
2009	123

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

During 2004, the Group received proceeds of approximately £31.4 billion (2003 – £37.5 billion) from securitisation trusts in connection with new securitisations.

The Group recognised net pre-tax gains of approximately £111.1 million (2003 – £58.8 million) relating to these securitisations. Net pre-tax gains are based on the difference between the sales prices and previous carrying values of assets prior to date of sale, are net of transaction specific expenses, and exclude any results attributable to hedging activities, interest income, funding costs, changes in asset values prior to securitisation date, and retained interest values subsequent to securitisation date.

Notes on the accounts continued

53 Significant differences between UK and US generally accepted accounting principles (continued)

Securitisations (continued)

In some instances, the Group retained certain interests. The Group typically does not retain a significant portion of the loans or securities that it securitises. This reduces the impact that changes to fair values of retained interests might have on the Group’s financial results.

The Group’s retained interests may be subordinated to other investors’ interests. The investors and securitisation trusts have no recourse to the Group’s other assets for failure of debtors to perform on the securitised loans or securities. The value of the retained interests varies and is subject to prepayment, credit and interest rate risks on the transferred assets.

At 31 December 2004, the fair value of the Group’s retained interests was approximately £1.4 billion (2003 – £1.5 billion). These retained interests comprises approximately £509 million in US Agency based retained interests, £864 million in consumer based retained interests and £56 million in commercial based retained interests. These retained interests primarily relate to mortgage loans and securities and arose from securitisations that have taken place in current and prior years.

Cash flows received in 2004 from retained interests held at 31 December 2004 in connection with securitisations that took place in current and prior years amounted to approximately £383 million (2003 – £368 million).

Key economic assumptions used in measuring the value of retained interests at the date of securitisation resulting from securitisations completed during the year were as follows:

Assumptions	U.S. Agency retained interests	Consumer retained interests	Commercial retained interests

Prepayment speed	184-480 PSA	4-45% CPR (1)	0-100 CPY (2)
Weighted average life	1-19 years	1-16 years	1-7 years
Cash flow discount rate	2-27%	2-78%	2-12%
Credit losses	N/A (3)	0-2% CDR (4)	N/A (5)

Key economic assumptions and the sensitivity of the current fair value of retained interests at 31 December 2004 to immediate adverse changes, as indicated below, in those assumptions are as follows:

Assumptions/impact on fair value	U.S. Agency retained interests	Consumer retained interests	Commercial retained interests

Fair value of retained interests at 31 December 2004	£509m	£864m	£56m

Prepayment speed (6)	12-35% CPR (1)	4-45% CPR (1)	0-100% CPY (2)
Impact on fair value of 10% adverse change	£0.3m	£16.6m	––
Impact on fair value of 20% adverse change	£0.4m	£32.8m	––

Weighted average life	1-18 years	1-11 years	1-7 years

Cash flow discount rate	2-33%	2-78%	2-12%
Impact on fair value of 10% adverse change	£9.4m	£20.0m	£0.6m
Impact on fair value of 20% adverse change	£18.4m	£38.7m	£1.2m

Credit losses	N/A(3)	0-2% CDR (4)	N/A(5)
Impact on fair value of 10% adverse change	N/A	£7.0m	N/A
Impact on fair value of 20% adverse change	N/A	£14.3m	N/A

Notes:
(1)	Constant prepayment rate – the CPR range represents the low and high points of a dynamic CPR curve.
(2)	CPR with yield maintenance provision.
(3)	Population consists of securities whose collateral is guaranteed by US Government Sponsored Entities and therefore, no credit loss has been assumed.
(4)	Constant default rate.
(5)	Population consists of only investment grade senior tranches; therefore, no credit losses are included in the assumptions at deal settlement.
(6)	Prepayment speed has been stressed on an overall portfolio basis for US Agency retained interests due to the overall homogeneous nature of the collateral. Consumer and Commercial retained interests have been stressed on a security level basis.

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

Consolidation

Special purpose entities (“SPEs”)

The Group is the primary beneficiary of a number of commercial paper conduits and other asset securitisation vehicles that meet FIN 46R’s definition of a variable interest entity. These entities, with total assets of £8.6 billion at 31 December 2004 (2003 – £6.9 billion), acquire financial assets from third parties or from the Group funded by the issue of commercial paper or other debt instruments. The Group supplies certain administrative services and provides credit enhancement, liquidity facilities and derivative transactions to some or all of these entities on an arm’s length basis. In the case of commercial paper conduits, the Group provides programme-wide credit enhancement by letters of credit or loan facilities across all tranches of assets funded by conduits.

Trust preferred securities

The trust preferred securities referred to in Note 32 on page 113 represent undivided beneficial interests in the assets of trusts, which consist of partnership preferred securities representing non-cumulative perpetual preferred limited partnership interests issued by Delaware limited partnerships. The Group has provided subordinated guarantees for the benefit of the holders of the trust preferred securities and the partnership preferred securities. Under the terms of the guarantees, the Group has fully and unconditionally guaranteed on a subordinated basis, payments on such trust preferred securities and partnership preferred securities, to the extent they are due to be paid and have not been paid by, or on behalf of the trusts and the partnerships, as the case may be.

The trust preferred securities and partnership preferred securities issued by the Group’s subsidiaries are deconsolidated, resulting in a US GAAP balance sheet reclassification from minority interests to subordinated liabilities. The effect on US GAAP net income and equity is negligible.

54 The Royal Bank of Scotland Group plc (Parent Company Only)

The following tables present the parent company only financial information:

Condensed profit and loss account	2004 £m	2003 £m	2002 £m

Dividends receivable from subsidiary undertakings
- Banks	3,004	2,680	1,949

Total income	3,004	2,680	1,949
Net interest payable and operating expenses	110	94	34

Profit before tax	2,894	2,586	1,915
Tax on profit on ordinary activities	16	(33)	(40)

Profit after tax	2,878	2,619	1,955
Non-equity dividends	256	1,724	1,103

Profit attributable to ordinary shareholders	2,622	895	852
Ordinary dividends	1,837	1,490	1,267

Retained profit / (loss)	785	(595)	(415)

Condensed balance sheet	2004 £m	2003 £m

Fixed assets
Investments:
Shares in Group undertakings
- Banks	36,286	30,862
- Other subsidiaries	584	1,492

	36,870	32,354

Loans to Group undertakings
- Banks	2,914	3,289
- Other subsidiaries	1,187	1,265

	4,101	4,554

	40,971	36,908

Current assets
Due by subsidiary undertakings
- Banks	363	136
- Other subsidiaries	95	102
Debtors and prepayments	174	202

	632	440

Creditors: due within one year	3,269	3,264

Net current liabilities	(2,637)	(2,824)

Total assets less current liabilities	38,334	34,084

Creditors : due after more than one year
Loans from subsidiary undertakings
- Banks	108	85
- Other subsidiaries	54	101
Loan capital including convertible debt	5,895	5,353

	6,057	5,539

Shareholders' funds
- equity	27,757	25,622
- non-equity	4,520	2,923

	38,334	34,084

Condensed cash flow statement	2004 £m	2003 £m	2002 £m

Net cash inflow from operating activities	3,257	3,850	2,811
Net cash outflow from returns on investments and servicing of finance	(571)	(2,000)	(1,246)
Net cash inflow from taxation	36	39	35
Net cash outflow from capital expenditure and financial investment	(7,035)	(3,415)	(1,849)
Ordinary equity dividends paid	(1,235)	(772)	(729)

Net cash outflow before financing	(5,548)	(2,298)	(978)
Net cash inflow from financing	5,628	1,853	1,380

Increase / (decrease) in cash	80	(445)	402

55 Post balance sheet events

There have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

Additional information

Contents

148	Five year financial summary

152	Analysis of loans and advances to customers

153	Provisions for bad and doubtful debts

156	Risk elements in lending and potential problem loans

157	Analysis of deposits

158	Short term borrowings

158	Certificates of deposit and other time deposits

159	Exchange rates

160	Off balance sheet arrangements

162	Economic and monetary environment

162	Supervision and regulation

166	Description of property and equipment

166	Major shareholders

166	Material contracts

Additional information

Five year financial summary

The Group’s accounts are prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP. For a discussion of such differences and a reconciliation between UK GAAP and US GAAP, see Note 53 on the accounts. The dollar financial information included below has been translated for convenience at the rate of £1.00 to US$1.916, the Noon Buying Rate on 31 December 2004.

Summary consolidated profit and loss account

	2004 $m	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m

Amounts in accordance with UK GAAP (1) :
Net interest income	17,643	9,208	8,301	7,849	6,846	5,286
Non-interest income	25,954	13,546	10,980	9,167	7,712	5,709

Total income	43,597	22,754	19,281	17,016	14,558	10,995
Operating expenses (2, 3)	20,781	10,846	9,516	9,469	8,367	6,760
General insurance claims (net)	6,668	3,480	2,195	1,350	948	673

Profit before provisions	16,148	8,428	7,570	6,197	5,243	3,562
Provisions for bad and doubtful debts	2,736	1,428	1,461	1,286	984	550
Amounts written off fixed asset investments	159	83	33	59	7	42

Profit on ordinary activities before tax	13,253	6,917	6,076	4,852	4,252	2,970
Tax on profit on ordinary activities	4,129	2,155	1,888	1,582	1,537	1,054

Profit on ordinary activities after tax	9,124	4,762	4,188	3,270	2,715	1,916
Minority interests (including non-equity)	479	250	210	133	90	50
Preference dividends – non-equity	490	256	261	305	358	294

	8,155	4,256	3,717	2,832	2,267	1,572
Additional Value Shares dividend – non-equity	—	—	1,463	798	399	—

Profit attributable to ordinary shareholders	8,155	4,256	2,254	2,034	1,868	1,572

Amounts in accordance with US GAAP:
Net income available for ordinary shareholders	7,564	3,948	2,564	3,108	2,062	2,102

Notes:
(1)	The years ended 31 December 2003 and 2002 have been restated following the implementation of FRS 17. It is not practicable to restate prior years.
(2)	Includes integration expenditure of £269 million for the year ended 31 December 2004 (2003 – £229 million; 2002 – £957 million; 2001 – £875 million; 2000 – £389 million).
(3)	Including goodwill amortisation of £915 million for the year ended 31 December 2004 (2003 – £763 million; 2002 – £731 million; 2001 – £651 million; 2000 – £537 million).

Preference and other non-equity dividends

Amount per share	2004 $m	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m

Non-cumulative preference shares of US$0.01
– Series B (1)	—	—	0.13	1.65	1.73	1.67
– Series C (1)	—	—	0.11	1.40	1.47	1.41
– Series D	2.05	1.11	1.23	1.34	1.41	1.35
– Series E	2.03	1.10	1.21	1.32	1.40	1.33
– Series F	1.91	1.04	1.15	1.25	1.31	1.26
– Series G	1.85	1.00	1.11	1.21	1.27	1.22
– Series H	1.81	0.98	1.09	1.18	1.24	1.19
– Series I	2.00	1.08	1.20	1.31	1.38	1.32
– Series J	2.13	1.15	1.27	1.39	1.46	1.40
– Series K	1.97	1.07	1.18	1.29	0.74	—
– Series L	0.37	0.19	—	—	—	—
– Series M	0.57	0.30	—	—	—	—
Non-cumulative convertible
preference shares of US$ 0.01
– Series 1	91.18	49.05	54.89	59.15	62.70	50.22
– Series 2	88.17	47.43	53.08	57.20	60.63	48.57
– Series 3	78.16	41.74	45.57	49.81	53.74	5.24
Non-cumulative convertible
preference shares of € 0.01
– Series 1	84.67	44.19	49.58	44.45	41.34	34.55
Non-cumulative
preference shares of € 0.01
– Series 1	6.61	3.45	––	––	––	––
Non-cumulative convertible
preference shares of £ 0.01
– Series 1	141.53	73.87	73.87	73.87	73.87	3.28
Non-cumulative convertible
preference shares of £0.25	—	—	—	—	0.08	0.07
Additional Value Shares of £0.01	—	—	0.55	0.30	0.15	—

Ordinary dividends

Amount per share	2004 cents	2004 pence	2003 pence	2002 pence	2001 pence	2000 pence

Interim	32.2	16.8	14.6	12.7	11.0	9.5
Proposed final	78.9	41.2	35.7	31.0	27.0	23.5

Total dividends on equity shares	111.1	58.0	50.3	43.7	38.0	33.0

Notes:
(1)	Redeemed on 30 January 2003.

For further information, see Notes 6 and 7 on the accounts.

Additional information continued

Summary consolidated balance sheet

	2004 $m	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m

Amounts in accordance with UK GAAP (1) :
Loans and advances to banks (net of provisions)	111,626	58,260	51,891	44,296	38,513	32,061
Loans and advances to customers (net of provisions)	661,918	345,469	252,531	223,324	190,492	168,076
Debt securities and equity shares	180,432	94,171	82,249	68,928	65,597	59,342
Intangible fixed assets	33,676	17,576	13,131	12,697	13,325	12,080
Other assets	130,271	67,991	54,626	61,793	60,932	48,510

Total assets	1,117,923	583,467	454,428	411,038	368,859	320,069

Called up share capital	1,575	822	769	754	893	848
Share premium account	24,839	12,964	8,175	7,608	7,465	6,530
Other reserves	20,800	10,856	11,307	11,922	12,354	12,835
Profit and loss account	13,839	7,223	5,847	4,787	5,956	2,786

Shareholders’ funds	61,053	31,865	26,098	25,071	26,668	22,999
Minority interests	7,337	3,829	2,713	1,839	585	546
Subordinated liabilities	39,021	20,366	16,998	13,965	12,530	10,436

Total capital resources	107,411	56,060	45,809	40,875	39,783	33,981
Deposits by banks	189,839	99,081	67,323	54,720	40,038	35,130
Customer accounts	546,179	285,062	236,963	219,161	198,995	177,302
Debt securities in issue	112,967	58,960	41,016	33,938	30,669	19,407
Other liabilities	161,527	84,304	63,317	62,344	59,374	54,249

Total liabilities	1,117,923	583,467	454,428	411,038	368,859	320,069

Amounts in accordance with US GAAP:
Shareholders’ equity	69,342	36,191	31,665	28,177	29,088	25,423
Total assets	1,209,188	631,100	488,046	430,573	386,696	323,731

Notes:
(1)	The data as at 31 December 2003 and 2002 has been restated following the implementation of FRS 17. It is not practicable to restate prior years.

Other financial data

	2004	2003	2002	2001	2000

Other financial data based upon UK GAAP (1):
Earnings per ordinary share – pence	138.0	76.9	70.6	67.6	66.9
Diluted earnings per ordinary share – pence (2)	136.9	76.3	69.6	66.3	66.2
Dividends per ordinary share – pence	58.0	50.3	43.7	38.0	33.0
Dividend payout ratio	43.2%	66.1%	62.3%	58.1%	56.1%
Share price per ordinary share at period end – £	17.52	16.46	14.88	16.72	15.82
Market capitalisation at period end – £bn	55.6	48.8	43.2	47.8	42.4
Net asset value per ordinary share – £	8.62	7.82	7.43	7.79	7.08
Return on average total assets (3)	0.82%	0.51%	0.52%	0.53%	0.58%
Return on average equity shareholders’ funds (4)	16.0%	9.8%	8.8%	8.9%	9.9%
Average shareholders’ equity as a percentage
of average total assets	5.7%	5.9%	6.8%	7.2%	7.2%
Risk asset ratio – Tier 1	7.0%	7.4%	7.3%	7.1%	6.9%
Risk asset ratio – Total	11.7%	11.8%	11.7%	11.5%	11.5%
Ratio of earnings to combined fixed charges and preference
share dividends (5)
– including interest on deposits	1.84	1.95	1.74	1.49	1.32
– excluding interest on deposits	7.09	7.08	5.20	4.45	3.49
Ratio of earnings to fixed charges only (5)
– including interest on deposits	1.90	2.04	1.83	1.55	1.37
– excluding interest on deposits	9.26	9.73	7.24	6.52	4.81

Other financial data based upon US GAAP:
Basic earnings per ordinary share – pence	128.0	87.5	107.9	74.7	89.5
Diluted earnings per ordinary share – pence (2)	127.1	86.8	106.3	73.2	88.5
Dividends per ordinary share – pence	52.5	45.6	39.7	34.5	29.8
Dividend payout ratio	40.2%	51.9%	36.7%	45.7%	20.6%
Return on average total assets (3)	0.71%	0.55%	0.75%	0.57%	0.77%
Return on average equity shareholders’ funds (4)	12.8%	9.5%	12.1%	8.8%	12.0%
Average shareholders’ equity as a percentage
of average total assets	6.1%	6.5%	7.3%	7.7%	7.7%
Ratio of earnings to combined fixed charges and preference
share dividends (5)
– including interest on deposits	1.76	1.98	1.97	1.51	1.41
– excluding interest on deposits	6.46	7.24	6.49	4.63	4.19
Ratio of earnings to fixed charges only (5)
– including interest on deposits	1.81	2.07	2.07	1.59	1.46
– excluding interest on deposits	8.44	9.96	9.03	6.98	5.77

Notes:
(1)	The years ended 31 December 2003 and 2002 have been restated following the implementation of FRS 17. It is not practicable to restate prior years.
(2)	Convertible preference shares totalling nil (2003 and 2002 – £200 million; 2001 and 2000 – £800 million), nil (2003, 2002, 2001 and 2000 – €750 million) and $1,500 million (2003, 2002, 2001 and 2000 – $1,900 million) have not been included in the computation of diluted earnings per share as their effect is anti-dilutive.
(3)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.
(4)	Return on average equity shareholders’ funds represents profit attributable to ordinary shareholders expressed as a percentage of average equity shareholders’ funds.
(5)	For this purpose, earnings consist of income before tax and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

Additional information (continued)

Analysis of loans and advances to customers

The following table analyses loans and advances to customers before provisions by remaining maturity, geographical area and type of customer. Overdrafts are included in the ‘Within 1 year’ category.

	Within 1 year £m	After 1 but within 5 years £m	After 5 years £m	2004 Total £m	2003 £m	2002 £m	2001 £m	2000 £m

UK
Central and local government	1,670	95	101	1,866	1,217	1,521	706	1,957
Manufacturing	5,073	639	580	6,292	6,384	7,386	7,401	6,806
Construction	3,726	676	622	5,024	3,960	3,468	3,018	2,615
Finance	23,617	1,021	519	25,157	18,948	12,396	8,517	9,944
Service industries and
business activities	18,620	5,317	6,913	30,850	29,290	26,022	25,033	20,903
Agriculture, forestry and fishing	913	898	669	2,480	2,562	2,463	2,391	2,373
Property	19,794	2,673	3,978	26,445	19,670	15,939	12,274	10,415
Individuals – home mortgages	1,736	4,955	50,838	57,529	48,117	42,101	36,976	32,600
– other	14,072	7,965	5,826	27,863	25,526	22,255	20,076	17,881
Finance leases and instalment credit	2,534	4,506	6,043	13,083	11,703	11,723	11,258	10,816

Total domestic	91,755	28,745	76,089	196,589	167,377	145,274	127,650	116,310
Overseas residents	41,049	942	2,062	44,053	27,168	23,657	24,164	19,257

Total UK offices	132,804	29,687	78,151	240,642	194,545	168,931	151,814	135,567

Overseas
US	32,518	16,624	24,903	74,045	40,373	41,008	29,230	23,050
Rest of the World	14,157	7,232	13,615	35,004	21,535	17,305	13,093	12,598

Total overseas offices	46,675	23,856	38,518	109,049	61,908	58,313	42,323	35,648

Loans and advances
to customers – gross	179,479	53,543	116,669	349,691	256,453	227,244	194,137	171,215

Provisions for bad and doubtful debts				(4,222)	(3,922)	(3,920)	(3,645)	(3,139)

Loans and advances
to customers – net				345,469	252,531	223,324	190,492	168,076

Fixed rate	36,895	23,491	40,343	100,729	81,918	80,326	62,282	53,983
Variable rate	142,584	30,052	76,236	248,962	174,535	146,918	131,855	117,232

Gross loans and advances
to customers – by maturity	179,479	53,543	116,669	349,691	256,453	227,244	194,137	171,215

Provisions for bad and doubtful debts

For a discussion of the factors considered in determining the amount of the provisions, see ‘Provisions’ on page 47 and ‘Critical accounting polices – Provisions for bad and doubtful debts’ on page 7.

The following table shows the elements of provisions for bad and doubtful debts.

	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m

Provisions at the beginning of the period
Domestic	2,452	2,581	2,467	2,370	484
Foreign	1,477	1,346	1,186	783	332

	3,929	3,927	3,653	3,153	816

Currency translation and other adjustments
Domestic	(8)	(2)	(4)	4	(1)
Foreign	(90)	(60)	(58)	13	43

	(98)	(62)	(62)	17	42

Acquisitions of businesses
Domestic	2	–	11	83	1,871
Foreign	288	50	12	171	494

	290	50	23	254	2,365

Amounts written-off
Domestic	(920)	(1,097)	(743)	(645)	(599)
Foreign	(548)	(422)	(293)	(190)	(185)

	(1,468)	(1,519)	(1,036)	(835)	(784)

Recoveries of amounts written-off in previous periods
Domestic	88	38	37	54	142
Foreign	59	34	26	26	22

	147	72	63	80	164

Charged to profit and loss account
Domestic	986	932	813	601	473
Foreign	442	529	473	383	77

	1,428	1,461	1,286	984	550

Provisions at the end of the period (1)
Domestic	2,600	2,452	2,581	2,467	2,370
Foreign	1,628	1,477	1,346	1,186	783

	4,228	3,929	3,927	3,653	3,153

Gross loans and advances to customers

Domestic	196,588	167,377	145,274	127,650	116,310
Foreign	153,103	89,076	81,970	66,487	54,905

	349,691	256,453	227,244	194,137	171,215

Closing customer provisions as a % of gross loans
and advances to customers (2)
Domestic	1.32%	1.46%	1.78%	1.93%	2.04%
Foreign	1.06%	1.65%	1.63%	1.77%	1.40%

Total	1.21%	1.53%	1.72%	1.88%	1.83%

Customer charge against profit as a % of gross loans
and advances to customers
Domestic	0.50%	0.56%	0.56%	0.47%	0.41%
Foreign	0.29%	0.59%	0.58%	0.58%	0.14%

Total	0.41%	0.57%	0.57%	0.51%	0.32%

Notes:
(1)	Includes closing provisions against loans and advances to banks of £6 million (2003 – £7 million; 2002 – £7 million; 2001 – £8 million; 2000 – £14 million).
(2)	Closing customer provisions exclude closing provisions against loans and advances to banks.

Additional information (continued)

Provisions for bad and doubtful debts (continued)

The following table presents additional information with respect to the provisions for bad and doubtful debts.

	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m

Loans and advances to customers (gross)	349,691	256,453	227,244	194,137	171,215

Provisions at end of period:
Specific provisions – customers	3,648	3,356	3,323	3,031	2,571
Specific provisions – banks	6	7	7	8	14
General provision	574	566	597	614	568

	4,228	3,929	3,927	3,653	3,153

Customer provision at end of period as % of loans and
advances to customers at end of period:
Specific provisions	1.04%	1.31%	1.46%	1.56%	1.50%
General provision	0.17%	0.22%	0.26%	0.32%	0.33%

	1.21%	1.53%	1.72%	1.88%	1.83%

Average loans and advances to customers (gross)	298,150	245,798	211,206	181,584	142,288

As a % of average loans and advances to customers during the period:
Total customer provisions charged to profit and loss	0.48%	0.59%	0.61%	0.54%	0.39%

Amounts written-off (net of recoveries) – customers	0.44%	0.59%	0.46%	0.42%	0.44%

Analysis of closing provisions for bad and doubtful debts

The following table analyses customer provisions for bad and doubtful debts by geographical area and type of domestic customer.

	2004		2003		2002		2001		2000

	Closing provision £m	% of loans to total loans %	Closing provision £m	% of loans to total loans %	Closing provision £m	% of loans to total loans %	Closing provision £m	% of loans to total loans %	Closing provision £m	% of loans to total loans %

Domestic
Central and local government	—	0.5	—	0.5	—	0.6	—	0.4	—	1.1
Manufacturing	127	1.8	156	2.5	205	3.2	209	3.8	148	4.0
Construction	71	1.4	56	1.5	65	1.5	72	1.6	77	1.5
Finance	54	7.2	34	7.4	71	5.5	73	4.4	75	5.8
Service industries and business activities	516	8.8	599	11.4	699	11.5	627	12.9	665	12.2
Agriculture, forestry and fishing	23	0.7	20	1.0	29	1.1	31	1.2	33	1.4
Property	64	7.6	58	7.7	40	7.0	39	6.3	55	6.1
Individuals – home mortgages	32	16.5	35	18.8	60	18.5	53	19.1	35	19.0
Individuals – other	1,318	8.0	1,003	9.9	855	9.8	855	10.3	797	10.5
Finance leases and instalment credit	122	3.7	136	4.6	208	5.2	164	5.8	149	6.3

Total domestic	2,327	56.2	2,097	65.3	2,232	63.9	2,123	65.8	2,034	67.9
Foreign	1,321	43.8	1,259	34.7	1,091	36.1	908	34.2	537	32.1

Specific provisions	3,648	100.0	3,356	100.0	3,323	100.0	3,031	100.0	2,571	100.0

General provision	574		566		597		614		568

Total provisions	4,222		3,922		3,920		3,645		3,139

Analysis of write-offs

The following table analyses amounts written-off by geographical area and type of domestic customer.

	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m

Domestic
Manufacturing	55	99	111	61	55
Construction	12	22	18	19	30
Finance	19	54	35	8	5
Service industries and business activities	163	393	180	176	146
Agriculture, forestry and fishing	9	4	10	5	5
Property	33	6	9	14	7
Individuals – home mortgages	4	2	2	3	12
Individuals – others	535	357	333	297	230
Finance leases and instalment credit	90	160	45	62	109

Total domestic	920	1,097	743	645	599
Foreign	548	422	293	190	185

Total write-offs*	1,468	1,519	1,036	835	784

*	Includes amounts written-off in respect of banks of nil (2003 – nil; 2002 – £1 million; 2001 – £6 million; 2000 – £5 million).

Analysis of recoveries

The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m

Domestic
Manufacturing	1	—	1	2	12
Construction	—	—	—	1	13
Finance	2	—	—	1	3
Service industries and business activities	1	3	1	5	45
Agriculture, forestry and fishing	—	—	—	—	3
Property	—	—	1	1	6
Individuals – home mortgages	1	—	—	—	—
Individuals – others	81	26	27	41	57
Finance leases and instalment credit	2	9	7	3	3

Total domestic	88	38	37	54	142
Foreign	59	34	26	26	22

Total recoveries	147	72	63	80	164

Additional information (continued)

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

	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m

Loans accounted for on a non-accrual basis (3):
Domestic	3,705	3,221	3,077	2,829	2,482
Foreign	1,075	1,211	1,098	737	344

Total	4,780	4,432	4,175	3,566	2,826

Accruing loans which are contractually overdue 90 days
or more as to principal or interest (4):
Domestic	646	561	363	643	662
Foreign	79	81	129	142	168

Total	725	642	492	785	830

Loans not included above which are classified
as ‘troubled debt restructurings’ by the SEC:
Domestic	14	53	144	26	43
Foreign	10	30	60	116	122

Total	24	83	204	142	165

Total risk elements in lending	5,529	5,157	4,871	4,493	3,821

Potential problem loans (5)
Domestic	173	492	639	801	699
Foreign	107	99	544	279	73

Total potential problem loans	280	591	1,183	1,080	772

Closing provisions for bad and doubtful debts as
a % of total risk elements in lending	76%	76%	80%	81%	82%

Closing provisions for bad and doubtful debts as a % of
total risk elements in lending and potential problem loans	73%	68%	65%	65%	68%

Risk elements in lending as a % of gross loans
and advances to customers	1.58%	2.01%	2.14%	2.31%	2.23%

Notes:
(1)	For the analysis above, ‘Domestic’ consists of the UK domestic transactions of the Group. ‘Foreign’ comprises the Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.
(2)	The classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not necessarily indicate that the principal of the loan is uncollectable in whole or in part. Collection depends in each case on the individual circumstances of the loan, including the adequacy of any collateral securing the loan and therefore classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not always require that a provision be made against such a loan. In accordance with the Group’s provisioning policy for bad and doubtful debts, it is considered that adequate provisions for the above risk elements in lending have been made.
(3)	The Group’s UK banking subsidiary undertakings account for loans on a non-accrual basis from the point in time at which the collectability of interest is in significant doubt. Certain subsidiary undertakings of the Group, principally Citizens, generally account for loans on a non-accrual basis when interest or principal is past due 90 days.
(4)	Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.
(5)	Loans that are current as to the payment of principal and interest but in respect of which management has serious doubts about the ability of the borrower to comply with contractual repayment terms. Substantial security is held in respect of these loans and appropriate provisions have already been made in accordance with the Group’s provisioning policy for bad and doubtful debts.

	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m

Gross income not recognised but which would have been
recognised under the original terms of non-accrual and
restructured loans
Domestic	237	237	234	173	148
Foreign	58	55	73	60	48

	295	292	307	233	196

Interest on non-accrual and restructured loans included in
net interest income
Domestic	58	60	47	42	30
Foreign	7	3	7	14	8

	65	63	54	56	38

Analysis of deposits – product analysis

The following table shows the distribution of the Group’s deposits by type and geographical area:

	2004 £m	2003 £m	2002 £m

UK
Domestic:
Demand deposits – interest-free	22,249	20,567	22,067
Demand deposits – interest-bearing	78,178	78,670	66,118
Time deposits – savings	18,205	13,238	12,180
Time deposits – other	68,662	57,994	59,819
Overseas residents:
Demand deposits – interest-free	376	830	908
Demand deposits – interest-bearing	12,740	9,559	8,897
Time deposits – savings	836	1,014	1,559
Time deposits – other	64,141	32,531	21,824

Total UK offices	265,387	214,403	193,372

Overseas
Demand deposits – interest-free	10,371	7,937	6,698
Demand deposits – interest-bearing	12,975	7,471	10,148
Time deposits – savings	21,153	15,450	15,189
Time deposits – other	74,257	59,025	48,474

Total overseas offices (see below)	118,756	89,883	80,509

Total deposits	384,143	304,286	273,881

Banking business	303,328	251,986	230,144
Trading business	80,815	52,300	43,737

Total deposits	384,143	304,286	273,881

Overseas
US	86,677	67,019	61,738
Rest of the World	32,079	22,864	18,771

Total overseas	118,756	89,883	80,509

Analysis of deposits – currency analysis

The following table shows the distribution of deposits by banks and customer accounts by sterling and other currencies:

	2004 £m	2003 £m	2002 £m

Deposits by banks
Sterling	18,958	14,574	10,998
Other currencies	80,123	52,749	43,722

Total deposits by banks	99,081	67,323	54,720

Customer accounts
Sterling	161,636	142,551	133,404
Other currencies	123,426	94,412	85,757

Total customer accounts	285,062	236,963	219,161

Total deposits	384,143	304,286	273,881

Additional information continued

Short term borrowings

	2004 £m	2003 £m	2002 £m

Commercial paper
Outstanding at year end	8,391	6,968	3,515
Maximum outstanding at any month end during the year	8,391	7,032	3,515
Approximate average amount during the year	7,450	5,499	868
Approximate weighted average interest rate during the year	1.9%	1.6%	2.0%
Approximate weighted average interest rate at year end	2.6%	1.5%	1.6%

Other short term borrowings
Outstanding at year end	95,381	84,795	72,069
Maximum outstanding at any month end during the year	96,356	94,570	72,264
Approximate average amount during the year	85,496	78,004	58,246
Approximate weighted average interest rate during the year	2.9%	2.2%	2.9%
Approximate weighted average interest rate at year end	3.1%	2.0%	2.2%

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

Certificates of deposit and other time deposits

The following table shows details of the Group’s certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

	Within 3 months £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	2004 Total £m

UK based companies and branches
Certificates of deposit	18,574	3,071	1,837	66	23,548
Other time deposits	116,623	6,468	6,051	3,224	132,366

Overseas based companies and branches
Certificates of deposit	6,703	2,674	1,719	1,594	12,690
Other time deposits	44,260	4,209	2,007	6,226	56,702

Total	186,160	16,422	11,614	11,110	225,306

Exchange rates

Except as stated, the following tables show, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers in sterling as certified for customs’ purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”):

US dollars per £1	February 2005	January 2005	December 2004	November 2004	October 2004	September 2004

Noon Buying Rate
High	1.9249	1.9058	1.9482	1,9073	1.8404	1.8105
Low	1.8570	1.8647	1.9125	1,8323	1.7790	1.7733

	2004	2003	2002	2001	2000

Noon Buying Rate
Period end rate	1.9160	1.7842	1.6095	1.4543	1.4955
Average rate for the period (1)	1.8356	1.6450	1.5043	1.4396	1.5204

Consolidation rate (2)
Period end rate	1.9346	1.7857	1.6128	1.4498	1.4925
Average rate for the period	1.8325	1.6354	1.5032	1.4401	1.5160

Notes:
(1)	The average of the Noon Buying Rates on the last business day of each month during the period.
(2)	The rates used by the Group for translating dollars into sterling in the preparation of its financial statements.
(3)	On 29 March 2005, the Noon Buying Rate was £1.00 = $1.8752.

Additional information continued

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

Under UK GAAP the Group accounts for fees received from client securitisations in line with its usual policy for similar fees from other banking activities. Undrawn liquidity lines are included within undrawn commitments in Note 41 on page 124; any drawn amounts will be included in loans and advances. The assets and liabilities of the SPVs are not recognised on the Group’s balance sheet unless the SPV is a quasi-subsidiary of the Group. A quasi-subsidiary is defined in FRS 5 as ‘a company, trust, partnership or other vehicle, that, though not fulfilling the definition of a subsidiary, is directly or indirectly controlled by the reporting entity and gives rise to benefits for that entity that are in substance no different from those that would arise were the vehicle a subsidiary’.

Following the issue of FASB Interpretation (“FIN”) No. 46 (revised), the Group has consolidated SPVs acting as commercial paper conduits and involved in other asset-backed transactions in its US GAAP disclosures. Further information on FIN 46R can be found in Note 53 on page 145.

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

The Group’s contingent liabilities and commitments are set out below.

2004	Less than 1 year £m	More than 1 year but less than 3 years £m	More than 3 years but less than 5 years £m	Over 5 years £m	Total £m

Acceptances and endorsements	362	—	—	—	362
Guarantees and assets pledged as collateral security	3,974	1,729	1,893	2,842	10,438
Other contingent liabilities	2,714	785	293	1,501	5,293
Documentary credits and trade related transactions	135	30	6	11	182
Undrawn formal standby facilities, credit lines and other commitments to lend	118,367	23,045	21,216	16,602	179,230
Other commitments	746	385	—	234	1,365

Total	126,298	25,974	23,408	21,190	196,870

2003	Less than 1 year £m	More than 1 year but less than 3 years £m	More than 3 years but less than 5 years £m	Over 5 years £m	Total £m

Acceptances and endorsements	595	—	—	—	595
Guarantees and assets pledged as collateral security	4,632	1,422	782	1,951	8,787
Other contingent liabilities	1,872	987	351	2,272	5,482
Documentary credits and trade related transactions	368	210	2	25	605
Undrawn formal standby facilities, credit lines and other commitments to lend	95,062	18,082	14,053	10,054	137,251
Other commitments	1,304	476	15	42	1,837

Total	103,833	21,177	15,203	14,344	154,557

Contractual obligations

The table below summarises the Group’s contractual cash obligations by remaining maturity.

2004	Less than 1 year £m	More than 1 year but less than 3 years £m	More than 3 years but less than 5 years £m	Over 5 years £m	Total £m

Contractual cash obligations
Dated loan capital	371	527	2,863	7,252	11,013
Operating leases	328	597	535	2,246	3,706
Finance leases	17	38	11	126	192
Unconditional obligations to purchase goods or services	552	346	148	152	1,198

Total	1,268	1,508	3,557	9,776	16,109

2003	Less than 1 year £m	More than 1 year but less than 3 years £m	More than 3 years but less than 5 years £m	Over 5 years £m	Total £m

Contractual cash obligations
Dated loan capital	709	691	1,034	6,878	9,312
Operating leases	262	479	434	2,124	3,299
Finance leases	19	29	8	126	182
Unconditional obligations to purchase goods or services	661	211	3	—	875

Total	1,651	1,410	1,479	9,128	13,668

The tables above do not include undated loan capital. The maturity of deposits by banks is given in Note 23 on the accounts, of customer accounts in Note 24, and of debt securities in issue in Note 25.

Additional information continued

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

The Bank of England has operational independence in setting the repo rate to achieve the inflation target. The Bank was given independence by the Chancellor of the Exchequer in 1997, with the aim of making monetary policy free from political influence, and therefore more stable and credible. The Bank’s Monetary Policy Committee ("MPC") meets each month to agree any change to interest rates, and the minutes of these meetings are published two weeks later. One-off meetings can also be held in exceptional circumstances. In response to the downturn in the global economy and the terrorist attacks, the Bank of England, along with other major central banks around the world, cut rates sharply in 2001. Rates remained at exceptionally low levels throughout 2002, and were reduced again in the first half of 2003, reflecting the uncertain nature of the global and domestic economic circumstances. However, signs of recovery in the global economy led the Bank of England to increase rates five times since November 2003, to 4.75%.

The value of sterling is also important for UK monetary conditions. The monetary authorities do not have an exchange rate target, but movements in sterling played a role in the MPC’s monthly debates.

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

The UK government continues to support EMU entry in principle, but has decided the UK will not adopt the single currency until it is in the UK’s economic interests, with a positive referendum vote. The Chancellor of the Exchequer has laid down five key economic conditions for UK participation. An assessment of these five tests took place in June 2003, resulting in the publication of HM Treasury’s assessment, the 18 supporting EMU studies, and a third outline National Changeover Plan. While indicating that these five economic tests have yet to be fully met, the government has set out a programme of economic reforms and structural assessments necessary to achieve readiness for entry. The Chancellor made a progress statement in Budget 2004, at which point he decided not to undertake an immediate further assessment of the entry tests.

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

Uncertainty continues on the likelihood and timing of the euro being introduced in the UK. It is not possible to estimate with any degree of certainty the ultimate cost of making systems and operations fully compliant. Expenditure in the year ended 31 December 2004 in preparation for the possible introduction of the euro in the UK was minimal.

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

1.2     Authorised firms in the Group

As at 31 December 2004, 35 companies in the Group, spanning a range of financial services sectors (banking, insurance and investment business), are authorised and regulated to conduct regulated activities by the FSA. These companies are referred to as ‘authorised firms.’

The FSA supervises the banking business of the UK based banks in the Group, including The Royal Bank of Scotland plc (“The Royal Bank”), National Westminster Bank Plc (“NatWest”), Coutts & Co, Ulster Bank Limited and Tesco Personal Finance Limited.

General insurance business is principally undertaken by RBS Insurance Group, whilst life assurance business is undertaken by Royal Scottish Assurance plc and National Westminster Life Assurance Limited (with the Group’s partner, the AVIVA Group) and Direct Line Life Insurance Company Limited. Investment management business is principally undertaken by companies in the Wealth Management Division, including Adam & Co Investment Management Limited, and Coutts & Co Investment Management Limited, and in the Corporate Banking & Financial Markets Division, RBS Asset Management Ltd.

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

As part of its regulatory approach the FSA carries out regular risk assessments of the firms in the Group and they are subject generally to direct and on-going FSA supervision.

Setting standards for firms

The FSA carries out the prudential supervision and conduct of business regulation of all authorised firms and also regulates the conduct of their business in the UK.

Currently, the application of its conduct of business rules to banking business and general insurance business is limited but the FSA assumed powers to regulate general insurance intermediation activities from January 2005 (as noted below).

Prudential supervision includes monitoring the adequacy of a firm’s management, its financial resources and internal systems and controls. Firms are required to submit regular returns to the FSA which provide material for supervisory assessment. Different prudential requirements have applied to different sectors of the financial services industry. However, the FSA has prepared an Integrated Prudential Sourcebook (“IPSB”) aimed at applying a more harmonised and consistent approach to prudential regulation across the whole industry. From 1 January 2005, insurers were the first industry segment to comply with the FSA’s new IPSB requirements. Implementation for the remainder of the industry is expected in stages, from 1 January 2005 until 1 January 2008.

The EU Financial Groups Directive came into force on 1 January 2005 and was implemented as part of the FSA’s IPSB requirements. This will create an additional set of regulatory requirements recognising the insurance, investment and banking business of certain financial sector groups as financial conglomerates.

Many of the standards relating to the capital, which firms must hold to absorb losses arising from risks to its business, are determined by EU legislation or are negotiated internationally. The current capital adequacy regime requires firms to maintain certain levels of capital, of certain specified types (or tiers), against particular business risks.

A parallel process of reviewing and revising the current EU Capital Adequacy requirements is also underway. This will impact on all European banks and investment firms. The EU Capital Requirements Directive is currently being reviewed by the EU Parliament prior to National implementation by 1 January 2008. In the UK, the relevant changes will be implemented via changes to the FSA’s IPSB.

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

Additional information continued

Supervision and regulation (continued)

As regards the insurance industry, the FSA’s primary objective is to regulate and supervise the industry so that policyholders have confidence that they have bought appropriate products, that UK insurers are able to meet their liabilities and that they treat customers fairly. The FSA sets requirements relating to “margins of solvency” (i.e. the excess of the value of assets over the amount of liabilities). Companies carrying out insurance business are required to submit regular returns covering reserves and solvency to the FSA.

On 15 January 2005, the FSA commenced regulation of the sale and administration of general insurance and certain other types of insurance contracts.

Firms must also meet standards relating to senior management and internal systems and controls and must comply with rules designed to reduce the scope for firms to be used for money laundering. Revised Joint Money Laundering Steering Group Guidance Notes came into force in 2004. The EU published its draft Third Money Laundering Directive which aims to consolidate the two previous Anti Money Laundering Directives. Implementation is expected in 2006.

Conduct of business standards essentially govern key aspects of firms’ relationships with customers, and require the provision of clear and adequate information, the managing of conflicts of interest and the recommending of products suitable to the needs of customers. The marketing of financial products (particularly investment products) is subject to detailed requirements.

FSA rules relating to the provision of advice on “packaged” products (i.e. personal pensions, life assurance and collective investment schemes) were changed on 1 December 2004. The previous rules required businesses either to be independent or tied to only one product provider. The FSA has now abolished these rules. There is a six month transitional period for firms to amend their documentation and processes. Firms can continue to be independent or they can associate themselves in a variety of ways with many product providers. The changes are not expected to have any significant impact on RBSG.

1.4     Focus on customers

An important element in securing an appropriate degree of consumer protection is ensuring that suitable arrangements are made for dealing with customer complaints. Firms are required to establish appropriate internal complaint handling procedures and to report complaints statistics to the FSA. Where an issue cannot be resolved by the parties it may be referred for independent assessment to the Financial Ombudsman Service.

The FSA’s high level principles require all regulated firms to treat their customers fairly. Since 2000 the FSA has undertaken a number of industry wide thematic reviews on this issue, and this activity will continue into 2005. The FSA have indicated that they will include assessment of firms’ effectiveness in this area in the firms’ ARROW assessments from 2005.

The Financial Services Compensation Scheme (financed by levies on authorised firms) is available to provide compensation up to certain limits if a firm collapses owing money to investors, depositors or policyholders.

1.5     Fraud

Towards the end of October 2004, the FSA launched its new policy on combating fraud in the financial services industry – Fighting Fraud in Partnership. The FSA is working on a programme of activities focusing on (i) actions that the FSA will take, (ii) FSA support for work by trade associations and the industry, (iii) creating closer relationships with law enforcement agencies and, (iv) the Government making fraud a higher law enforcement priority leading the development of a fraud strategy.

1.6     Enforcement

Where appropriate, the FSA may discipline and/or prosecute for breaches of the legislative or regulatory requirements. The FSA works closely with the criminal authorities and uses both civil and criminal powers. It can withdraw a firm’s authorisation, discipline firms and individuals, prosecute for various offences and require funds to be returned to customers.

The FSA also has powers under certain consumer legislation to take action against authorised firms to address unfair terms in financial services consumer contracts.

1.7     Extension of the FSA’s responsibilities

From 31 October 2004, the scope of the FSA’s responsibilities was widened to cover the regulation and supervision of mortgage lending and administration and the provision of mortgage advice. Arrangements relating to the sale and administration of general insurance (and certain other insurance) contracts became regulated from 15 January 2005. These activities are undertaken by companies in the Group and this extension of the scope of statutory regulation is likely to have a significant impact on how the relevant businesses operate in the future.

1.8     Other relevant UK agencies and Government departments

Consumer credit issues are covered by the Department of Trade and Industry (“DTI”) and the Office of Fair Trading (“OFT”) and competition issues are dealt with by the OFT.

The business of granting consumer credit is heavily regulated. Aspects of the consumer credit business are under review, at both national and EU levels. Some changes to UK legislation were implemented from October 2004 (primarily changes to advertising requirements), with others coming into force in May 2005 and legislation to further amend the UK regime scheduled for 2005. An EU Consumer Credit Directive is also under negotiation.

1.9     The European dimension

An increasing amount of national financial services regulation, in the UK and in other Member States, emanates from the European Union. An extensive programme of legislation under the EU’s Financial Services Action Plan is nearly complete, aiming to develop key aspects of the single European market in financial services across its (now) 25 countries. This Plan includes significant measures such as the endorsement of International Accounting Standards, revisions of EU Company Law, the updated Investment Services Directive and Directives on Market Abuse, Distance Marketing in Consumer Financial Services, and Takeovers. Some changes were implemented in 2004, others are still being implemented, with important proposals such as the legal framework for a single European payments area still in development. A debate was launched by the European Commission in 2004 around future EU action relating to financial services, beyond major existing projects such as the Capital Requirements Directive.

2        United States

As the ultimate parent of Citizens’ subsidiary banks, the company is a bank holding company within the meaning of, and subject to regulation under, the US Bank Holding Company Act of 1956, as amended (the “BHCA”), by the Board of Governors of the Federal Reserve System (the “Board”). Under current Board policy, the company is expected to act as a source of financial strength to its US bank subsidiaries. The BHCA generally prohibits the company from acquiring, directly or indirectly, the ownership or control of more than 5% of the voting shares of any company engaged in non-banking activities in the United States unless the Board has determined, by order or regulation, that such activities are so closely related to banking or managing or controlling banks as to be a proper incident thereto. In addition, the BHCA requires the company to obtain the prior approval of the Board before acquiring, directly or indirectly, the ownership or control of more than 5% of the voting shares of any US bank or bank holding company. However, the US Gramm-Leach-Bliley Act of 1999 (the "GLBA") permits bank holding companies that have met certain eligibility criteria and elected to become 'financial holding companies' to engage in a significantly broader range of non-banking activities than those described above. Under the GLBA and related Board regulations, the company elected to become a financial holding company effective as of 9 February 2004.

The company’s US bank and non-bank subsidiaries, and the Royal Bank and NatWest’s US offices, are subject to direct supervision and regulation by various other federal and state authorities. Citizens’ bank subsidiaries are subject to regulation by state banking authorities and the US Federal Deposit Insurance Corporation and the Royal Bank’s New York branch is supervised by the New York Banking Department. NatWest’s New York branch was closed at the end of April 2004. The company’s US securities affiliates are subject to regulation and supervision by the Securities and Exchange Commission and Charter One, which was acquired by Citizens in August 2004 is regulated by the Office of the Comptroller of the Currency.

3        Regulatory developments for capital and risk management

The Basel Committee on Banking Supervision, which meets at the Bank of International Settlements in Switzerland, sets the standards for firm’s weighted risk asset calculations and associated regulatory capital triggers. This Committee published a revised framework, called Basel 2, in June 2004. Full adoption of these new rules is expected by January 2008.

Application of Basel 2 differs between jurisdictions. In the EU, the Accord becomes law through the Capital Requirements Directive (CRD/CAD3) and associated changes to national laws or regulatory guidelines (for example the FSA’s Integrated Prudential Sourcebook). Within the US, regulators have the flexibility to implement the Accord directly, after a Final Notice of Prudential Rulemaking. The EU is applying the Accord to all banks and investment firms. The US is taking a different approach, mandating that their largest internationally active banks use the ‘Advanced’ approaches for credit and operational risk calculations; other banks can either remain on Basel 1 or ‘opt-into’ Basel 2. Our US subsidiary, Citizens, currently falls outside the group of mandated Basel 2 banks for purposes of US regulation.

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

Additional information continued

Description of property and equipments

The Group operates from a number of locations worldwide, principally in the UK. At 31 December 2004, the Royal Bank and NatWest had 642 and 1,631 retail branches, respectively, in the UK. Citizens had 1,613 retail banking offices (including in-store branches) covering Connecticut, Delaware, Illinois, Indiana, Massachusetts, Michigan, New Hampshire, New Jersey, New York, Ohio, Pennsylvania, Rhode Island and Vermont. A substantial majority of the UK branches are owned by the Royal Bank, NatWest and their subsidiaries or are held under leases with unexpired terms of over 50 years. The Group’s principal properties include its headquarters at St Andrew Square, Edinburgh, its principal offices in London at 135 and 280 Bishopsgate and the Drummond House administration centre located at South Gyle, Edinburgh. A new corporate headquarters is being developed at Gogarburn, Edinburgh, which is due to open in 2005.

Freehold and long leasehold properties are revalued on a rolling basis, each property being valued at least once every five years. Interim valuations outwith the five year cycle are carried out on properties where there is an indication that its value has changed significantly, given market conditions. Any increase or deficit on revaluation is reflected in the carrying value of premises at that time. Any impairment in the value of premises where there is a clear consumption of economic benefits is charged in full to the profit and loss account. Other impairments of premises are charged to the profit and loss account after eliminating any previous revaluation surplus on the premises. Any profit from the sale of revalued premises is calculated by deducting the revalued amount from the net proceeds. The revaluation of premises at 31 December 2004 resulted in a £56 million increase in property revaluation reserves.

Total capital expenditure on premises, computers and other equipment for the year ended 31 December 2004 was £1,513 million (2003 – £2,613 million; 2002 – £872 million).

Major shareholders

Details of major shareholders in the company’s ordinary and preference shares are given on page 63.

With the exception of Santander Central Hispano S.A. which sold (i) 86.7 million ordinary shares shares representing 2.9% of the company’s ordinary share capital on 25 November 2002, (ii) 79 million ordinary shares representing 2.5% of the company’s ordinary share capital on 9 September 2004 and (iii) 82 million shares representing 2.5% of the company’s ordinary share capital on 27 January 2005 (and the remainder of SCH’s shareholding in the company), there have been no significant changes in the percentage ownership of major shareholders of the company’s ordinary and preference shares during the three years ended 23 February 2005. All shareholders within a class of the company’s shares have the same voting rights. The company is not directly or indirectly owned or controlled by another corporation or any foreign government.

At 23 February 2005, the directors of the company had options to purchase a total of 1,800,211 ordinary shares of the company.

As at 31 December 2004, almost all of the company’s US$ denominated preference shares were held by shareholders registered in the US. All other shares were predominantly held by shareholders registered outside the US.

Material contracts

The company and its subsidiaries are party to various contracts in the ordinary course of business. For the year ended 31 December 2004, there have been no material contracts entered into outside the ordinary course of business.

Shareholder information

Contents

168	Financial calendar

168	Shareholder enquiries

168	Capital gains tax

169	Analyses of ordinary shareholders

169	Trading market

171	Memorandum and articles of association

177	Taxation for US holders

182	Exchange controls

182	Documents on display

183	Important addresses

183	Principal offices

Shareholder information

Financial calendar
Annual general meeting	20 April 2005 at 2.00 pm,
Edinburgh International Conference Centre,
The Exchange, Morrison Street, Edinburgh

Interim results	4 August 2005

Dividends
Payment dates:
*Ordinary shares (2004 Final)	3 June 2005
Ordinary shares (2005 Interim)	October 2005
Cumulative preference shares	31 May and 30 December 2005
Non-cumulative dollar preference shares	31 March, 30 June, 30 September and 30 December 2005
Ex-dividend dates:
Ordinary shares (2004 Final)	9 March 2005
Cumulative preference shares	4 May 2005
Record dates:
Ordinary shares (2004 Final)	11 March 2005
Cumulative preference shares	6 May 2005

*	If the necessary approvals are obtained from shareholders at the annual general meeting on 20 April 2005, as an alternative to cash, a scrip dividend election will be offered and shareholders will receive details of this by letter after that date.

Shareholder enquiries

Shareholdings in the company may be checked by visiting our website (www.rbs.com/shareholder). You will need the shareholder reference number printed on your share certificate or tax voucher to gain access to this information.

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

Analyses of ordinary shareholders at 31 December 2004

	shareholdings	millions	% of total

Individuals	170,022	237.9	7.5
Banks and nominee companies	23,731	2,762.7	87.1
Investment trusts	145	0.8	––
Insurance companies	339	11.6	0.4
Other companies	2,200	144.7	4.5
Pension trusts	37	9.6	0.3
Other corporate bodies	104	5.3	0.2

	196,578	3,172.6	100.0

Range of shareholdings:
10,000,001–1,000	129,864	45.2	1.4
10,001,001–10,000	61,136	166.0	5.2
10,010,001–100,000	4,161	105.6	3.4
11,100,001–1,000,000	1,041	338.9	10.7
11,000,001–10,000,000	326	926.7	29.2
10,000,001 and over	50	1,590.2	50.1

	196,578	3,172.6	100.0

Trading market

On 13 September 1995, 16 October 1996, 26 March 1997, 12 February 1998, 8 February 1999, 30 July 1999, 30 September 1999, 12 June 2001, 30 September 2004 and 26 August 2004 the company issued the following American Depositary Shares (“ADSs”) in the United States:

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
10,000,000 Series G (“Series G ADSs”) representing 10,000,000 non-cumulative dollar preference shares, Series G;
12,000,000 Series H (“Series H ADSs”) representing 12,000,000 non-cumulative dollar preference shares, Series H;
12,000,000 Series I (“Series I ADSs”) representing 12,000,000 non-cumulative dollar preference shares, Series I;
9,000,000 Series J (“Series J ADSs”) representing 9,000,000 non-cumulative dollar preference shares, Series J;
16,000,000 Series K (“Series K ADSs”) representing 16,000,000 non-cumulative dollar preference shares, Series K;
34,000,000 Series L (“Series L ADSs”) representing 34,000,000 non-cumulative dollar preference shares Series L; and
37,000,000 Series M (“Series M ADSs”) representing 37,000,000 non-cumulative dollar preference shares Series M.

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

At 31 December 2004, there were 238 registered shareholders of Series D ADSs, 129 registered shareholders of Series E ADSs, 144 registered shareholders of Series F ADSs, 90 registered shareholders of Series G ADSs, 90 registered shareholders of Series H ADSs, 109 registered shareholders of Series I ADSs, 73 registered shareholders of Series J ADSs, 64 registered shareholders of Series K ADSs, 9 registered shareholders of Series L ADSs and 1 registered shareholder of Series M ADSs.

On 29 March 1994 and 23 June 2003, respectively, the company issued 8,000,000 Exchangeable Capital Securities (“X-CAPs”), Series A and 34,000,000 Exchangeable Capital Securities, Series B, each in connection with a public offering in the United States. On 30 September 2004, all of the outstanding Series B X-CAPs were exchanged into 34,000,000 non-cumulative dollar preference shares, Series L. The Series A X-CAPs are listed on the NYSE and trade under the symbol ‘RBSPRX’. Currently, there is no non-US market for the Series A X-CAPs.

On 20 August 2001, the company issued US$1.2 billion of perpetual regulatory tier one securities (PROs) in connection with a public offering in the United States.

The ADSs, the X-CAPs and the PROs are listed on the NYSE.

Shareholder information continued

The following table shows the high and low sales prices for each of the outstanding ADSs, X-CAPs and PROs for the periods indicated, as reported on the NYSE composite tape:

Figures in US$		Series D ADSs	Series E ADSs	Series F ADSs	Series G ADSs	Series H ADSs	Series I ADSs	Series J ADSs	Series K ADSs	Series L ADSs	Series M ADSs	Series A X-CAPs	PROs(1)

By month
February 2005	High	26.45	27.50	27.96	25.97	25.76	25.95	26.59	26.84	24.90	26.75	26.95	127.98
	Low	26.05	27.00	27.50	25.60	25.55	25.70	26.13	26.60	24.59	26.07	26.05	123.07
January 2005	High	26.48	27.40	28.00	25.81	25.70	25.79	26.25	26.84	24.64	26.39	26.93	127.98
	Low	26.26	26.96	27.33	25.55	25.45	25.57	25.49	26.37	24.30	26.06	26.09	123.07
December 2004	High	26.68	27.89	27.90	25.92	25.87	26.00	26.08	27.18	24.68	26.16	26.66	122.52
	Low	25.89	27.00	27.16	25.39	25.30	25.49	25.64	26.32	24.15	25.76	26.15	117.44
November 2004	High	26.96	28.30	27.78	25.67	25.58	25.88	26.07	27.12	24.45	26.05	26.37	121.24
	Low	26.50	27.67	27.25	25.41	25.41	25.45	25.81	26.78	23.89	25.45	26.03	118.07
October 2004	High	26.66	28.35	27.82	25.50	25.44	25.55	25.88	27.04	24.10	25.64	26.16	122.09
	Low	26.39	27.56	27.42	25.30	25.31	25.30	25.54	26.75	23.51	25.21	25.72	118.48
September 2004	High	27.45	28.38	28.15	25.75	25.62	25.79	26.40	27.30	—	25.35	26.34	121.77
	Low	26.42	27.56	27.45	25.29	25.19	25.29	25.53	26.52	––	25.15	25.70	117.13

By quarter
2004: Fourth quarter	High	26.96	28.35	27.90	25.92	25.87	26.00	26.08	27.18	24.68	26.16	26.66	122.52
	Low	25.89	27.00	27.16	25.30	25.30	25.30	25.54	26.32	23.51	25.21	25.72	117.44
2004: Third quarter	High	27.45	28.38	28.15	25.75	25.62	25.79	26.40	27.30	––	25.35	26.34	121.77
	Low	26.08	26.65	26.65	25.12	24.95	25.20	25.53	26.30	––	25.13	25.30	112.21
2004: Second quarter	High	27.22	29.00	28.10	25.65	25.41	26.00	26.41	27.97	—	—	26.02	122.11
	Low	25.84	25.90	25.65	24.20	24.45	25.14	25.42	25.70	—	—	25.25	110.58
2004: First quarter	High	27.90	29.00	28.45	25.90	25.67	26.25	27.05	28.00	—	—	26.61	125.14
	Low	26.96	27.99	27.65	25.30	25.15	25.70	26.17	27.21	—	—	25.74	116.87
2003: Fourth quarter	High	27.75	29.16	28.50	25.80	25.85	26.50	27.43	27.90	—	—	27.15	120.21
	Low	26.86	27.92	27.67	25.25	25.10	25.77	26.35	26.87	—	—	26.06	112.70
2003: Third quarter	High	28.30	29.15	28.97	25.85	26.04	27.12	27.19	27.84	—	—	27.00	123.89
	Low	27.24	27.30	27.20	25.23	25.28	25.65	26.30	26.05	—	—	26.00	111.06
2003: Second quarter	High	29.00	29.20	29.05	25.96	26.35	27.19	27.89	28.20	—	—	27.25	130.78
	Low	27.25	27.70	27.41	25.16	25.51	26.20	26.94	27.15	—	—	26.50	113.27
2003: First quarter	High	28.90	29.00	28.12	26.00	26.40	27.40	28.00	27.79	—	—	27.15	119.11
	Low	26.76	27.01	27.03	25.00	25.35	26.11	26.59	26.85	—	—	26.45	113.79

By year
2004 (2)	High	27.90	29.00	28.45	25.92	25.87	26.25	27.05	28.00	24.68	26.16	26.66	125.14
	Low	25.84	25.90	25.65	24.20	24.45	25.14	25.42	25.70	23.51	25.13	25.25	110.58
2003 (2)	High	29.00	29.20	29.05	26.00	26.40	27.40	28.00	28.20	—	—	27.25	130.78
	Low	26.76	27.01	27.03	25.00	25.10	25.65	26.30	26.05	—	—	26.00	111.06
2002 (2)	High	27.77	28.20	28.00	25.73	26.05	27.08	27.50	27.30	—	—	27.00	116.36
	Low	25.74	25.53	25.15	24.46	24.27	24.50	25.45	24.79	—	—	25.35	100.07
2001 (2)	High	27.99	27.94	27.20	25.86	27.15	27.00	28.85	26.95	—	—	27.20	106.44
	Low	25.38	25.25	24.31	22.94	22.75	24.63	24.80	22.17	—	—	25.50	96.58
2000 (3)	High	25.50	25.31	24.63	23.00	22.94	25.00	25.50	—	—	—	26.00	—
	Low	20.63	19.81	19.13	18.88	17.63	19.63	21.13	—	—	—	21.56	—

Notes:
(1)	Price quoted as a % of US$1,000 nominal.
(2)	Year ended 31 December.
(3)	15 months ended 31 December.

Memorandum and articles of association

The following information is a summary of certain terms of the company’s Memorandum of Association (the “Memorandum”) and Articles of Association (the “Articles”) as in effect at the date of this Annual Report and certain relevant provisions of the Companies Act 1985, as amended (the “Act”) as relevant to the holders of any class of share. The Articles were last amended on April 29, 2004. The following summary description is qualified in its entirety by reference to the terms and provisions of the Memorandum and Articles. The Memorandum and Articles are registered with the Registrar of Companies of Scotland. Holders of any class of share are encouraged to read the full Memorandum and Articles, which have been filed with the SEC.

Incorporation and registration

The company was incorporated and registered in Scotland under the Companies Act 1948 as a limited company on 25 March 1968 under the name National and Commercial Banking Group Limited. On 10 March 1982, it changed its name to its present name and was registered under the Companies Acts 1948 to 1980 as a public company with limited liability. The company is registered under Company No. SC 45551.

Purpose and objects

The Memorandum provides, amongst other things, that its objects are to carry on the business of banking in all or any of its aspects and to carry on the business of a holding company. The company’s objects are set out in full in clause 4 of the Memorandum.

Directors

At each annual general meeting of the company, one third of the directors (or the number nearest to one third) subject to retirement will retire by rotation and be eligible for re-election. The directors to retire will be those who have been longest in office since their last appointment or re-election or, in the case of those who were appointed or re-elected on the same day, will (unless they otherwise agree) be determined by lot. Each director must retire by rotation at the third annual general meeting following the general meeting at which he was appointed or last re-elected. In addition, if there is only one director who is subject to retirement by rotation, he must retire.

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

Directors’ interests

A director shall not vote at a meeting of the Board or a committee of the Board on any resolution of the Board concerning a matter in which he has an interest (otherwise than by virtue of his interest in shares, debentures or other securities of, or otherwise in or through, the company) which (together with any interest of any person connected with him) is, to his knowledge, material unless his interests arises only because the resolution relates to one or more of the following matters:

i.	the giving of any security or indemnity to him pursuant to the Articles or in respect of money lent, or obligations incurred, by him at the request of, or for the benefit of, the company or any of its subsidiary undertakings;

ii.	the giving of any security or indemnity to a third party in respect of a debt or obligation of the company or any of its subsidiary undertakings for which he has assumed responsibility (in whole or in part) under a guarantee or indemnity or by the giving of security;

iii.	a proposal concerning an offer of shares, debentures or other securities of the company, or any of its subsidiary undertakings, for subscription or purchase, in which offer he is, or may be, entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

iv.	a contract, arrangement, transaction or proposal concerning any other body corporate in which he is interested, directly or indirectly, whether as an officer or shareholder or otherwise, provided that he is not the holder of shares representing one per cent or more of any class of the equity share capital of such body corporate;

v.	any proposal concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme or employees’ share scheme which relates both to directors and employees of the company or a subsidiary of the company and does not provide any privilege in respect of any director which it does not accord to the employees to which the fund or scheme relates;

vi.	a contract or arrangement for the benefit of the employees of the company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the contract or arrangement relates; and

vii.	a proposal concerning any insurance which the company proposes to purchase and/or maintain for, or for the benefit of, any directors or for persons who include directors of the company.

Borrowing powers

The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, guarantee, liability or obligation of the company, or of any third party.

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

Classes of shares

The company has issued and outstanding the following 3 general classes of shares, namely ordinary shares, preference shares and non-voting deferred shares to which the provisions set forth below apply. In addition, the company has authorized as part of its share capital Additional Value Shares (“AVSs”). All of the issued AVSs were converted into non-voting deferred shares in December 2003. The terms of those AVSs are set out in Schedule 4 to the Articles.

Dividends

General

Subject to the provisions of the Act and clause 133 of the Articles, the company may, by ordinary resolution, declare dividends on ordinary shares save that no dividend shall be payable except out of profits available for distribution, or in excess of the amount recommended by the Board or in contravention of the special rights attaching to any share.

Any dividend which has remained unclaimed for 12 years from the date of declaration shall be forfeited and shall revert to the company. The company may cease sending dividend warrants and cheques by post or otherwise to a member if such instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish any new address or account of the registered holder. The company may resume sending warrants and cheques if the holder requests such recommencement in writing.

Preference shares

Each cumulative preference share confers the right to a fixed cumulative preferential dividend payable half-yearly. Each non-cumulative preference share confers the right to a preferential dividend (not exceeding a specified amount) payable in the currency of the relevant share. The rate of such dividend and the date of payment thereof, together with the terms and conditions of the dividend, are as may be determined by the directors prior to allotment. Cumulative preference share dividends are paid in priority to any dividend on any other class of share.

The non-cumulative preference shares rank for dividend after the cumulative preference shares but rank pari passu with each other and any shares expressed to rank, in terms of participation in the profits of the company, in some or all respects pari passu therewith and otherwise in priority to dividends payable on the ordinary shares and any other share capital in the company.

The directors may resolve prior to the issue and allotment of any series of non-cumulative preference shares that full dividends in respect of a particular dividend payment date will not be declared and paid if, (i) in its sole and absolute discretion, the directors resolve prior to the relevant dividend payment date that such dividend (or part thereof) shall not be paid and/or (ii) in the opinion of the directors, payment of a dividend would cause a breach of the UK Financial Services Authority’s capital adequacy requirements applicable to the company or its subsidiaries, or subject to the next following paragraph, insufficient distributable profits of the company are available to cover the payment in full of all dividends after having paid any dividends payable on any of the cumulative preference shares.

If dividends will be paid but, in the opinion of the directors, insufficient distributable profits of the company are available to cover the payment in full of dividends after having paid any dividends payable on any of the cumulative preference shares, dividends will be declared by the directors, pro rata on the non-cumulative preference shares to the extent of the available distributable profits.

The non-cumulative preference shares will carry no further rights to participate in the profits of the company and if, and to the extent, any dividend or part of any dividend is on any occasion not paid for any of the reasons described above, holders of non-cumulative preference shares will have no claim in respect of such non-payment.

If any dividend is not payable for the reasons described in clause (ii) of this subsection, the directors may pay a special dividend not exceeding US$0.01, £0.01 or €0.01 (depending on the currency of the relevant preference share) per share.

If the dividend payable on any series of non-cumulative preference shares on the most recent payment date is not paid in full, or if a sum is not set aside to provide for such payment in full, in either case for the reasons set forth in clause (ii) of this subsection, no dividends may be declared on any other share capital of the company and no sum may be set aside for the payment of a dividend on any other share capital (in each case other than the cumulative preference shares), unless, on the date of declaration, an amount equal to the dividend payable in respect of the then current dividend period for such series of non-cumulative preference shares is set aside for payment in full on the next dividend payment date.

If any dividend payable on the non-cumulative preference shares is not paid in full or if a sum is not set aside to provide for such payment in full (in either case for the reasons set forth in clause (ii) of this subsection), the company may not redeem or purchase or otherwise acquire any other share capital of the company and may not set aside any sum nor establish any sinking fund for its redemption, purchase or other such acquisition, until such time as dividends have been declared and paid in full in respect of successive dividend periods together aggregating not less than twelve months.

The non-payment of any dividend (in full or in part) by reason of the exercise of the directors’ discretion referred to in clause (i) of this subsection, shall not prevent or restrict (a) the declaration and payment of dividends on any other series of non-cumulative preference shares or on any non-cumulative preference shares expressed to rank pari passu with the non-cumulative preference shares, (b) the setting aside of sums for the payment of such dividends, (c) except as set forth in the following paragraph, the redemption, purchase or other acquisition of shares in the company by the company, or (d) except as set forth in the following paragraph, the setting aside of sums, or the establishment of sinking funds, for any such redemption, purchase or other acquisition by the company.

If dividends are not declared and paid in full on any series of non-cumulative preference shares as a result of the directors’ discretion referred to in clause (i) of this subsection, then the company may not redeem, purchase or otherwise acquire for any consideration any share capital ranking after such preference shares, and may not set aside any sum nor establish any sinking fund for the redemption, purchase or other acquisition thereof, until such time as the company has declared and paid in full dividends on such series of non-cumulative preference shares in respect of successive dividend periods together aggregating no less than twelve months. In addition, no dividend may be declared or paid on any of the company’s share capital ranking after such preference shares until the dividend in respect of a particular dividend payment date payable on the preference shares to which the directors’ discretion in clause (i) of this subsection applies has been declared and paid in full.

Non-voting deferred shares

The holders of non-voting deferred shares are not entitled to the payment of any dividend or other distribution.

Distribution of assets on liquidation

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

Non-voting deferred shares

On a winding-up or other return of capital of the company, holders of non-voting deferred shares are entitled only to payment of the amounts paid up on the non-voting deferred shares, after repayment to the holders of ordinary shares of the nominal amount paid up on the ordinary shares held by them and payment of £100,000 on each ordinary share.

General

On a winding-up of the company, the liquidator may, with the authority of any extraordinary resolution and any other sanction required by the Insolvency Act 1986 and subject to the rights attaching to any class of shares after payment of all liabilities, including the payment to holders of preference shares, divide amongst the members in specie or kind the whole or any part of the assets of the company or vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members and may determine the scope and terms of those trusts. No member shall be compelled to accept any assets on which there is a liability.

Voting Rights

General

Subject to any rights or restrictions as to voting attaching to any shares or class of shares, on a show of hands every member who is present in person at a general meeting shall have one vote and on a poll every member present in person or by proxy shall have one vote for each 25 pence in nominal amount of shares held by him. No member shall, unless the directors otherwise determine, be entitled to vote at a general meeting or at a separate meeting of the holders of shares in the capital of the company, either in person or by proxy, in respect of any share held by him unless all monies presently payable by him in respect of that share have been paid.

The quorum required for a meeting of members is not less than five members present in person and entitled to vote. If a meeting is adjourned because of the lack of a quorum, the members present in person or by proxy and entitled to vote will constitute a quorum at the adjourned meeting.

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

Non-voting deferred shares

The holders of non-voting deferred shares are not entitled to receive notice of or to attend or vote at any general meeting of the company or otherwise receive any shareholder communication.

Redemption

Unless the directors determine, prior to allotment of any particular series of non-cumulative preference shares, that such series shall be non-redeemable, the preference shares will be redeemable at the option of the company on any date (a “Redemption Date”) which (subject to certain exceptions described in the terms of such shares) falls no earlier than such date (if any) as may be fixed by the directors, prior to allotment of such shares. On redemption, there shall be paid on each non-cumulative preference share the aggregate of its nominal amount together with any premium paid on issue, where applicable a redemption premium and accruals of dividend.

Purchase

General

Subject to the Act, the company may, by special resolution, reduce its share capital, any capital redemption reserve and any share premium account or other undistributable reserve and may also, subject to the Act, the requirements of the London Stock Exchange and the rights attached to any class of shares, purchase its own shares (including redeemable shares).

Non-cumulative preference shares and convertible preference shares

Subject to the Act, the company may purchase any non-cumulative preference shares and convertible preference shares upon such terms as the directors shall determine provided that, where the shares being purchased are listed on the London Stock Exchange, the purchase price payable, exclusive of expenses and accrued dividends, shall not exceed (a) in the case of a purchase in the open market, or by tender, the average of the closing middle market quotations of such shares for the 10 dealing days preceding the date of the purchase of (if higher), in the case of a purchase in the open market only, the market price on the date of purchase provided that such market price is not more than 105 per cent of such average and (b) in the case of a purchase by private treaty, 120 per cent of the closing middle market quotation of such shares for the last dealing day preceding the date of purchase; but so that this proviso shall not apply to any purchase of such shares made in the ordinary course of a business of dealing in securities. Upon the purchase of any such shares, the nominal amount of such shares shall thereafter be divided into, and reclassified as, ordinary shares.

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

In December 2003, following the payment of aggregate dividends of £1 in respect of each AVS, all issued and outstanding AVSs were de-listed from the Official List and from trading on the London Stock Exchange’s market for listed securities and converted into non-voting deferred shares of £0.01 each.

Changes in share capital and variation of rights

Subject to the provisions of the Act and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the company may by ordinary resolution determine or, subject to and in default of such determination, as the Board shall determine. Subject to the provisions of the Act, the company may issue shares which are. or at the option of the company or the holder are liable, to be redeemed. Subject to the provisions of the Act and the Articles, unissued shares are at the disposal of the Board.

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

Subject to the provisions of the Act, if at any time the capital of the company is divided into different classes of shares, the rights attached to any class of shares may (unless further conditions are provided by the terms of issue of the shares of that class) be varied or abrogated, whether or not the company is being wound up, either with the consent in writing of the holders of three-quarters in-nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of holders of the shares of the class (but not otherwise).

To any such separate general meeting the provision of the Articles relating to general meetings will apply, save that:

(i)	if at any adjourned meeting of such holders a quorum as defined above is not present, two people who hold shares of the class, or their proxies. are a quorum; and

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

Limitations on rights to own share

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

Taxation for US Holders

The following discussion summarises certain US federal and UK tax consequences of the acquisition, ownership and disposition of non-cumulative dollar preference shares, ADSs, X-CAPs or PROs by a beneficial owner that is a citizen or resident of the United States or that otherwise will be subject to US federal income tax on a net income basis in respect of the non-cumulative dollar preference shares, ADSs, X-CAPs or PROs (a “US Holder”). This summary assumes that a US Holder is holding non-cumulative dollar preference shares, ADSs, X-CAPs or PROs, as applicable, as capital assets. This summary does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the UK for UK tax purposes or (ii) generally, that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the company.

The statements and practices set forth below regarding US and UK tax laws, including the US/UK double taxation convention relating to income and capital gains which entered into force on 31 March 2003 (the “New Treaty”), the prior US/UK double tax convention relating to income and capital gains (the “Prior Treaty”) and the US/UK double taxation convention relating to estate and gift taxes (the “Estate Tax Treaty”), are based on those laws and practices as in force and as applied in practice on the date of this Report. This summary is not exhaustive of all possible tax considerations and holders are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US federal, state, local and other laws, and possible changes in taxation law, of the acquisition, ownership and disposition of non-cumulative dollar preference shares, ADSs, X-CAPs or PROs by consulting their own tax advisers.

References below to “the Treaty” are references to either the Prior Treaty or the New Treaty as applicable.

For the purposes of the Treaty, the Estate Tax Treaty and the US Internal Revenue Code of 1986, as amended (the “Code”), US Holders of ADSs will be treated as owners of the non-cumulative dollar preference shares underlying such ADSs.

Preference shares or ADSs
Taxation of dividends

The company is not required to withhold tax at source from dividend payments it makes or from any amount (including any amounts in respect of accrued dividends) distributed by the company.

Before 1 May 2004, if a US Holder would have been entitled to greater benefits under the Prior Treaty, that US Holder could have elected to continue to apply the Prior Treaty to dividend payments made before that date.

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

Although a US Holder that receives a dividend from the company will not be entitled to this UK tax credit, certain US Holders are entitled to a tax credit payment (the “Tax Credit Amount”). However, a US holder would not actually receive this Tax Credit Amount because of UK withholding tax.

Dividends paid by the company and any Tax Credit Amount will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the company, as determined for US federal income tax purposes. Payments will not be eligible for the dividends-received deduction allowed to corporate US Holders.

Subject to applicable limitations that may vary depending upon a holder’s individual circumstances, dividends paid to certain non-corporate US Holders in taxable years beginning before 1 January 2009 will be taxable at a maximum tax rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

Shareholder information continued

Taxation for US Holders (continued)

Taxation of capital gains

A US Holder that is not resident (or, in the case of an individual, ordinarily resident) in the UK will not normally be liable for UK tax on capital gains realised on the disposition of such holder’s non-cumulative dollar preference share or ADS unless at the time of the disposal, in the case of a corporate US Holder, such US Holder carries on a trade in the UK through a permanent establishment or, in the case of any other US Holder, such US Holder carries on a trade, profession or vocation in the UK through a UK branch or agency and such non-cumulative dollar preference share or ADS is or has been used, held or acquired by or for the purposes of such trade (or profession or vocation), permanent establishment, branch or agency. Special rules apply to individuals who are temporarily not resident or ordinarily resident in the UK.

A US Holder will, upon the sale, exchange or redemption of a non-cumulative dollar preference share or ADS generally recognise capital gain or loss for US federal income tax purposes (assuming in the case of a redemption, that such US Holder does not own, and is not deemed to own, any ordinary shares of the company) in an amount equal to the difference between the amount realised (excluding in the case of a redemption any amount treated as a dividend for US federal income tax purposes, which will be taxed accordingly) and the US Holder’s tax basis in the non-cumulative dollar preference share or ADS.

A US Holder who is liable for both UK and US tax on gain recognised on the disposal of a non-cumulative dollar preference share or ADS will generally be entitled, subject to certain limitations, to credit the UK tax against its US federal income tax liability in respect of such gain.

Estate and gift tax

A non-cumulative dollar preference share or ADS held by an individual, whose domicile is determined to be the United States for purposes of the Estate Tax Treaty and who is not a national of the UK, will not be subject to UK inheritance tax on the individual’s death or on a lifetime transfer of the non-cumulative dollar preference share or ADS, except in certain cases where the non-cumulative dollar preference share or ADS (i) is comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the UK); (ii) is part of the business property of a UK permanent establishment of an enterprise; or (iii) pertains to a UK fixed base of an individual used for the performance of independent personal services. The Estate Tax Treaty generally provides a credit against US federal estate or gift tax liability for the amount of any tax paid in the UK in a case where the non-cumulative dollar preference share or ADS is subject to both UK inheritance tax and US federal estate or gift tax.

UK stamp duty and stamp duty reserve tax (“SDRT”)

The following is a summary of the UK stamp duty and SDRT consequences of transferring an ADS in registered form (otherwise than to the custodian on cancellation of the ADS) or of transferring a non-cumulative dollar preference share. A transfer of a registered ADS executed and retained in the United States will not give rise to stamp duty and an agreement to transfer a registered ADS will not give rise to SDRT.

Stamp duty or SDRT will normally be payable on or in respect of transfers of non-cumulative dollar preference shares and accordingly any holder who acquires or intends to acquire non-cumulative dollar preference shares is advised to consult its own tax advisers in relation to stamp duty and SDRT.

X-CAPs
United States

Because the X-CAPs have no stated maturity, can be exchanged for preference shares or ADSs at the option of the company, would be treated as if they were preference shares in a winding-up of the company, and the company may elect not to make payments on the X-CAPs, the X-CAPs will be treated as equity for US federal income tax purposes.

Payments (including any UK withholding tax, as to which see below) will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the company, as determined for US federal income tax purposes. Payments will not be eligible for the dividends-received deduction allowed to corporate US Holders.

Subject to applicable limitations that may vary depending upon a holder’s individual circumstances, dividends paid to certain non-corporate US Holders in taxable years beginning before 1 January 2009 will be taxable at a maximum tax rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

A US Holder will, upon the sale, exchange or redemption of X-CAPs, generally recognise capital gain or loss for US federal income tax purposes (assuming in the case of a redemption, that such US Holder does not own, and is not deemed to own, any ordinary shares of the company). A US Holder who is liable for both UK and US tax on gain recognised on the disposal of the X-CAPs will generally be entitled, subject to certain limitations, to credit the UK tax against its US federal income tax liability in respect of such gain.

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

United Kingdom
Taxation of payments of interest

Payments on the X-CAPs will constitute interest rather than dividends for UK withholding tax purposes. However, the X-CAPs will constitute ‘quoted eurobonds’ within the meaning of section 349 of the Income and Corporation Taxes Act 1988, and therefore payments of interest will not be subject to withholding or deduction for or on account of UK taxation as long as X-CAPs remain at all times listed on the New York Stock Exchange or some other recognised stock exchange within the meaning of section 841 of the Income and Corporation Taxes Act 1988. In all other cases an amount must be withheld on account of UK income tax at the lower rate (currently 20%) subject to any direction to the contrary by the Inland Revenue under the Treaty and except that the withholding obligation is disapplied in respect of payments to persons who the company reasonably believes are within the charge to corporation tax or fall within various categories enjoying a special tax status (including charities and pension funds), or are partnerships consisting of such persons (unless the Inland Revenue directs otherwise).

If interest were paid under deduction of UK income tax (e.g., if the X-CAPs lost their listing), US Holders may be able to claim a refund of the tax deducted under the Treaty.

Any paying agent or other person through whom interest is paid to, or by whom interest is received on behalf of, an individual, may be required to provide information in relation to the payment and the individual concerned to the UK Inland Revenue. The Inland Revenue may communicate this information to the tax authorities of other jurisdictions.

The UK Inland Revenue confirmed at around the time of issue of the X-CAPs that interest payments should not be treated as distributions for UK tax purposes by reason of (i) the fact that interest may be deferred under the terms of issue or (ii) the undated nature of the X-CAPs, provided that at the time an interest payment is made, the X-CAPs are not held by a company which is ‘associated’ with the company or by a ‘funded company’. A company will be associated with the company if, broadly speaking, it is in the same group as the company. A company will be a ‘funded company’ for these purposes if there are arrangements involving that company being put in funds (directly or indirectly) by the company, or an entity associated with the company. In this respect, the Inland Revenue has confirmed that a company holding an interest in X-CAPs which incidentally has banking facilities with any company associated with the company will not be a ‘funded company’ by virtue of such facilities.

Interest on the X-CAPs constitutes UK source income for UK tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding.

However, interest with a UK source received without deduction or withholding on account of UK tax will not be chargeable to UK tax in the hands of a US Holder unless, in the case of a corporate US Holder, such US Holder carries on a trade in the UK through a UK permanent establishment or in the case of other US Holders, such persons carry on a trade, profession or vocation in the UK through a UK branch or agency in connection with which the interest is received or to which the X-CAPs are attributable. There are exemptions for interest received by certain categories of agents (such as some brokers and investment managers).

EU Directive on taxation of savings income

The European Union has adopted a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, Member States of the European Union will be required from a date not earlier than 1 July 2005 to provide to the tax authorities of other Member States details of payments of interest or other similar income paid by a person to an individual in another Member State, except that Belgium, Luxembourg and Austria will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

Disposal (including redemption)

A disposal (including redemption) of X-CAPs by a non-corporate US Holder, will not give rise to any liability to UK taxation on capital gains unless the US Holder carries on a trade (which for this purpose includes a profession or vocation) in the UK through a branch or agency and the X-CAPs are, or have been, held or acquired for the purposes of that trade, branch or agency. The exchange by such US Holder of X-CAPs for preference shares or ADSs pursuant to the company’s exercise of its exchange right will not give rise to a charge to UK tax on capital gains even if such US Holder would be subject to tax on a disposal of such holder’s X-CAPs in accordance with the tax treatment referred to previously.

A transfer of X-CAPs by a US Holder will not give rise to a charge to UK tax on accrued but unpaid interest payments, unless the US Holder is an individual or other non-corporate tax payer and at any time in the relevant year of assessment or accounting period carries on a trade in the UK through a branch or agency to which the X-CAPs are attributable.

Annual tax charges

Corporate US Holders of X-CAPs may be subject to annual UK tax charges (or relief) by reference to fluctuations in exchange rates and in respect of profits, gains and losses arising from the X-CAPs, but only if such corporate US Holders carry on a trade, profession or vocation in the UK through a UK permanent establishment to which the X-CAPs are attributable.

Shareholder information continued

Taxation for US Holders (continued)

Inheritance tax

X-CAPs in bearer form physically held outside the UK should not be subject to UK inheritance tax in respect of a lifetime transfer by, or the death of, a US Holder who is neither domiciled nor deemed to be domiciled in the UK for inheritance tax purposes. However, in relation to X-CAPs held through DTC (or any other clearing system), the position is not free from doubt and the Inland Revenue are known to consider that the situs of securities held in this manner is not necessarily determined by the place in which the securities are physically held. If X-CAPs in bearer form are or become situated in the UK, or if X-CAPs are held in registered form, there may be a charge to UK inheritance tax as a result of a lifetime transfer at less than fair market value by, or on the death of, such US Holder. However, exemption from, or a reduction of, any such UK tax liability may be available under the Estate Tax Treaty in the same manner as for non-cumulative dollar preference shares. US Holders should consult their professional advisers in relation to such potential liability.

Stamp duty and SDRT

No UK stamp duty is payable on the transfer by delivery or redemption of bearer X-CAPs, whether in definitive form or in the form of one or more global X-CAPs. No SDRT is payable on any agreement to transfer bearer X-CAPs provided that the agreement is not made in contemplation of, or as part of an arrangement for, a takeover of the company.

No UK stamp duty will be payable in respect of any instrument of transfer of depositary interests representing X-CAPs, provided that any instrument relating to such transfer is not executed in the UK, and remains at all times outside the UK. Depositary interests representing X-CAPs will not be “chargeable securities” for SDRT purposes, and consequently a transfer of such depositary interests will not be subject to SDRT. Although the position is not clear, the transfer on the sale of X-CAPs in registered form may attract ad valorem UK stamp duty or (if an unconditional agreement to transfer X-CAPs is not completed by a duly stamped transfer) UK SDRT, generally at the rate of 0.5% of the consideration paid, which, in the case of stamp duty, will be rounded up to £5 or multiples thereof. The transfer of X-CAPs in registered form to, or to a nominee or agent for, a person whose business (i) is or includes issuing depositary receipts or (ii) is or includes the provision of clearance services, may give rise to a liability to UK stamp duty or (to the extent that UK stamp duty is not paid on an instrument of transfer) UK SDRT, generally at the rate of 1.5% of the price of the X-CAPs transferred, which, in the case of stamp duty, will be rounded up to £5 or multiples thereof. Such transfer of X-CAPs in bearer form may give rise to a charge to UK SDRT generally at the rate of 1.5% of the price of the X-CAPs transferred. A charge to UK SDRT may also arise on the issue of X-CAPs whether in registered or bearer form to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts or includes the provision of clearance services, generally at the rate of 1.5% of the price of the X-CAPs issued.

PROs
United States

Payments of interest on a PRO (including any UK tax withheld therefrom) will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the company, as determined for US federal income tax purposes. Payments will not be eligible for the dividends-received deduction allowed to corporate US Holders. A US Holder who is entitled under the Treaty to a refund of UK tax, if any, withheld on a payment will not be entitled to claim a foreign tax credit with respect to such tax. See ‘United Kingdom – Taxation of Payments on the PROs’ below for a discussion of circumstances in which UK withholding may apply.

Subject to applicable limitations that may vary depending upon a holder’s individual circumstances, dividends paid to certain non-corporate US Holders in taxable years beginning before 1 January 2009 will be taxable at a maximum tax rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

A US Holder will, upon the sale, exchange or redemption of a PRO, generally recognise capital gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realised (excluding any amount in respect of mandatory interest and any Missed Payments which are to be satisfied on a Missed Payment Satisfaction Date, which would be treated as ordinary income) and the US Holder’s tax basis in the PRO (assuming, in the case of a redemption, that such US Holder does not own, and is not deemed to own, any ordinary shares of the company). A US Holder who is liable for both UK and US tax on a gain recognised on the disposal of PROs will generally be entitled, subject to certain limitations, to credit the UK tax against its US federal income tax liability in respect of such gain.

United Kingdom
Taxation of payments on the PROs

Payments on the PROs will constitute interest rather than dividends for UK withholding tax purposes. However, the PROs will constitute “quoted eurobonds” within the meaning of section 349 of the Income and Corporation Taxes Act 1988 and therefore payments of interest will not be subject to withholding or deduction for or on account of UK taxation as long as the PROs remain at all times listed on a ‘recognised stock exchange’ within the meaning of section 841 of the Income and Corporation Taxes Act 1988. In all other cases, an amount must be withheld on account of UK income tax at the lower rate (currently 20%) subject to any direction to the contrary by the Inland Revenue under the Treaty and except that the withholding obligation is disapplied in respect of payments to persons who the company reasonably believes are within the charge to corporation tax or fall within various categories enjoying a special tax status (including charities and pension funds), or are partnerships consisting of such persons (unless the Inland Revenue directs otherwise). Where interest has been paid under deduction of UK withholding tax, US Holders may be able to recover the tax deducted under the Treaty. If interest were paid under deduction of UK income tax (e.g., if the PROs lost their listing), US Holders may be able to claim a refund of the tax deducted under the Treaty.

Any paying agent or other person by or through whom interest is paid to, or by whom interest is received on behalf of, an individual, may be required to provide information in relation to the payment and the individual concerned to the UK Inland Revenue. The Inland Revenue may communicate this information to the tax authorities of other jurisdictions.

The UK Inland Revenue confirmed at around the time of the issue of the PROs that interest payments would not be treated as distributions for UK tax purposes by reason of (i) the fact that interest may be deferred under the terms of issue or (ii) the undated nature of the PROs, provided that at the time an interest payment is made, the PROs are not held by a company which is ‘associated’ with the company or by a ‘funded company’. A company will be associated with the company if, broadly speaking, it is part of the same group as the company. A company will be a ‘funded company’ for these purposes if there are arrangements involving that company being put in funds (directly or indirectly) by the company, or an entity associated with the company. In this respect, the Inland Revenue has confirmed that a company holding an interest in the PROs which incidentally has banking facilities with any company associated with the company will not be a ‘funded company’ by virtue of such facilities.

Interest on the PROs constitutes UK source income for UK tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding. However, interest with a UK source received without deduction or withholding on account of UK tax will not be chargeable to UK tax in the hands of a US Holder unless, in the case of a corporate US Holder, such US Holder carries on a trade in the UK through a UK permanent establishment or in the case of other US Holders, such persons carry on a trade, profession or vocation in the UK through a UK branch or agency in connection with which the interest is received or to which the PROs are attributable. There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers).

EU Directive on taxation of savings income

The European Union has adopted a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, Member States of the European Union will be required from a date not earlier than 1 July 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual resident in another Member State, except that Belgium, Luxembourg and Austria will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

Disposal (including redemption)

A disposal (including redemption) of PROs by a non-corporate US Holder, will not give rise to any liability to UK taxation on capital gains unless the US Holder carries on a trade (which for this purpose includes a profession or a vocation) in the UK through a branch or agency and the PROs are, or have been, held or acquired for the purposes of that trade, branch or agency.

A transfer of PROs by a US Holder will not give rise to a charge to UK tax on accrued but unpaid interest payments, unless the US Holder is an individual or other non-corporate tax payer and at any time in the relevant year of assessment or accounting period carries on a trade in the UK through a branch or agency to which the PROs are attributable.

Annual tax charges

Corporate US Holders of PROs may be subject to annual UK tax charges (or relief) by reference to fluctuations in exchange rates and in respect of profits, gains and losses arising from the PROs, but only if such corporate US Holders carry on a trade, profession or vocation in the UK through a UK permanent establishment to which the PROs are attributable.

Inheritance tax

In relation to PROs held through DTC (or any other clearing system), the UK inheritance tax position is not free from doubt in respect of a lifetime transfer, or death of, a US Holder who is not domiciled nor deemed to be domiciled in the UK for inheritance tax purposes; the UK Inland Revenue are known to consider that the situs of securities held in this manner is not necessarily determined by the place where the securities are registered. In appropriate circumstances, there may be a charge to UK inheritance tax as a result of a lifetime transfer at less than fair market value by, or on the death of, such US Holder. However, exemption from, or a reduction of, any such UK tax liability may be available under the Estate Tax Treaty. US Holders should consult their professional advisers in relation to such potential liability.

Stamp duty and SDRT

No stamp duty, SDRT or similar tax is imposed in the UK on the issue, transfer or redemption of the PROs.

Shareholder information continued

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
Telephone: 0131 523 0944
Facsimile: 0131 557 6140

Registered office
36 St Andrew Square
Edinburgh EH2 2YB
Telephone: 0131 556 8555

Registered in Scotland No. 45551

Website
www.rbs.com

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

The principal place of business of the company is
42 St Andrew Square, Edinburgh EH2 2YE
(telephone 0131 556 8555).

SEC Form 20-F cross reference guide

Item	Item Caption	Pages

PART I
1	Identity of Directors, Senior Management and Advisers	Not applicable
2	Offer Statistics and Expected Timetable	Not applicable
3	Key Information
	Selected financial data	148 - 151, 159
	Capitalisation and indebtedness	Not applicable
	Reasons for the offer and use of proceeds	Not applicable
	Risk factors	6
4	Information on the Company	17 - 20, 46 - 49, 103, 151 - 158
	History and development of the Company	4 - 6, 62, 92, 106, 166, 171, 183
	Business overview	4 - 5, 130 - 132,162 - 165
	Organisational structure	4, 104, 183
	Property, plants and equipment	166
5	Operating and Financial Review and Prospects
	Operating results	12 - 41, 57, 122, 162 - 165
	Liquidity and capital resources	40 - 41, 50 - 53, 62, 121 - 124, 158, 160 - 165
	Research and development, patents and licences etc.	Not applicable
	Trend information	6 - 7, 159
	Off-balance sheet arrangements	160-161
	Contractual obligations	161
6	Directors, Senior Management and Employees
	Directors and senior management	60-61
	Compensation	70 - 79
	Board practices	61, 66 - 69, 73 - 75
	Employees	37
	Share ownership	64, 77 - 78, 80
7	Major Shareholders and Related Party Transactions
	Major shareholders	63, 166
	Related party transactions	133
	Interests of experts and counsel	Not applicable
8	Financial Information
	Consolidated statements and other financial information	84 - 145
	Significant changes	145

184

Item		Item Caption	Pages

9		The Offer and Listing
		Offer and listing details	170
		Plan of distribution	Not applicable
		Markets	169 - 170
		Selling shareholders	Not applicable
		Dilution	Not applicable
		Expenses of the issue	Not applicable
10		Additional Information
		Share capital	Not applicable
		Memorandum and articles of association	171 - 177
		Material contracts	166
		Exchange controls	182
		Taxation	177 - 181
		Dividends and paying agents	Not applicable
		Statement by experts	Not applicable
		Documents on display	182
		Subsidiary information	Not applicable
11		Quantitative and Qualitative Disclosures about Market Risk	42 - 58,
118 - 122,
152 - 158
12		Description of Securities other than Equity Securities	Not applicable

PART II
13		Defaults, Dividend Arrearages and Delinquencies	Not applicable
14		Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15		Controls and Procedures	69
16		[Reserved]
16A	A	Audit Committee financial expert	67
	B	Code of ethics	67
	C	Principal Accountant Fees and services	67, 96
	D	Exemptions from the Listing Standards for Audit Committee	Not applicable
	E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
No such purchases were made during the year ended 31 December 2004.

PART III
17		Financial Statements	Not applicable
18		Financial Statements	84 - 145
19		Exhibits	186
		Signature	187

185

Exhibit Index

Exhibit		Description
Number

1.1	*	Memorandum and Articles of Association of The Royal Bank of Scotland Group plc

4.1		Contract of employment for Sir Frederick A. Goodwin

4.2	***	Service contract for Iain Robertson

4.3		Consulting Agreement for Bud Koch

4.3.1		Supplementary Agreement for Bud Koch

4.4		Service contract for Fred Watt

4.5	**	Service contract for Gordon Pell

4.5.1	****	Variation agreement to service contract for Gordon Pell

4.6	***	Service contract for Lawrence Fish

4.7	**	Service contract for Norman McLuskie

4.8	***	Variation agreement to service contract for Norman McLuskie

7.1		Explanation of ratio calculations

8.1		Principal subsidiaries of The Royal Bank of Scotland Group plc

12.1		CEO certification required by Rule 13a-14(a)

12.2		CFO certification required by Rule 13a-14(a)

13.1		Certification required by Rule 13a-14(b)

15.1		Independent auditors’ consent

* Previously filed and incorporated by reference to Exhibit 4.3 to Post-effective Amendment No. 2 to the Registration Statement on Form F-3 (Registration No. 333-100661).

** Previously filed and incorporated by reference to Exhibits 4.5 and 4.3, respectively, to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2000 (File No. 1-10306).

*** Previously filed and incorporated by reference to Exhibits 4.2, 4.6 and 4.3.1, respectively, to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2003 (File No. 1-10306).

**** Previously filed and incorporated by reference to Exhibit 4.5.1 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2002 (File No. 1-10306).

186

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

The Royal Bank of Scotland Group plc
Registrant

/s/ Fred Watt

Frederick Inglis Watt
Group Finance Director

29 March 2005

187