Form 20-F/A
period 2005-12-31
ROYAL BANK OF SCOTLAND GROUP PLC
filed 2006-09-27
CIK 844150

As filed with the Securities and Exchange Commission on 27 September 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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
Yes ☐ No ☐

Table of Contents and SEC Form 20-F cross reference guides

Page
Explanatory note		ii
Forward-looking statements		ii

Item	Item Caption
PART I
5	Operating and Financial Review and Prospects
	Operating results	7-37, 54-55, 118-120, 139-140, 205-208
	Liquidity and capital resources	36-37, 48-51, 62, 117-120, 133-134, 136-153, 155-156, 158, 192
	Research and development, patents, licences etc	Not applicable
	Trend information	6, 205-208
	Off balance sheet arrangements	118-120, 203-204
	Contractual obligations	204
PART III
18	Financial Statements	86-181
19	Exhibits (to Form 20-F)	222

Item	Item Caption
19	Exhibits (to this Form 20-F/A)

Signature

i

Explanatory note

The company is filing this amendment to its annual report on Form 20-F for the year ended 31 December 2005 (filed with the Securities and Exchange Commission (the “SEC”) on 26 April 2006 (the “original filing”)) to correct an inadvertent error in the calculation of the effects of foreign exchange rate changes on cash and cash equivalents in the Group cash flow statements for the years ended 31 December 2005 and 2004 and the company cash flow statement for the year ended 31 December 2005.

Accordingly, amounts included in Item 5, Operating and Financial Review and Prospects, Item 18, Financial Statements and Item 19, Exhibits have been restated, in each case, solely as a result of, and to reflect, the correction of the error, by amending only the following pages:

Item 5	page 36

Item 18	page 87 (Report of independent registered public accounting firm)
page 100 (Cash flow statements)
page 155 (Note 36 Net cash inflow from operating activities)
page 181 (Note 48 Restatement to Cash flow statements)

Item 19	page 222 (Exhibit index)

In addition, the company has attached hereto the exhibits required as a result of this amendment. Except for these specific corrections, the company has not made any modifications or updates to the original filing on Form 20-F and all of the other information contained in the original filing remains unchanged. This amendment does not describe other information, events or developments occurring after the original filing, including exhibits, or modify or update those disclosures affected by any subsequent events. This amendment should be read in conjunction with the company’s filings made with the SEC subsequent to the original filing, as information in such reports and documents may update or supersede certain information contained in this amendment. This amendment retains the page numbering of the original filing for ease of reference.

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

ii

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

Operating and financial review continued

Cash flow (Restated - see Note 48 on the accounts)

	2005 £m	2004 £m

Net cash flows from operating activities	4,140	5,099
Net cash flows from investing activities	(2,612)	(9,398)
Net cash flows from financing activities	(703)	7,119
Effects of exchange rate changes on cash and cash equivalents	1,703	(920)

Net increase in cash and cash equivalents	2,528	1,900

2005

The major factors contributing to the net cash inflow of £4,140 million from operating activities in 2005 were the profit before tax of £7,936 million less other non-cash items of £3,317 million, increases in deposits and debt securities in issue of £56,571 million, and increases in short positions and settlement balances of £10,326 million, partially offset by increases in securities of £28,842 million and in loans and advances of £36,778 million and tax paid of £1,911 million.

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

2004

The major factors contributing to the net cash inflow of £5,099 million from operating activities in 2004 were the profit before tax of £7,284 million, increases in deposits and debt securities in issue of £72,146 million, and in short positions and settlement balances of £8,796 million, partially offset by increases in securities of £11,883 million and in loans and advances of £72,955 million.

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

Financial statements (As restated)

Contents
86	Report of independent registered public accounting firm
88	Accounting policies
97	Consolidated income statement
98	Balance sheets
99	Statements of recognised
income and expense
100	Cash flow statements
101	Notes on the accounts

Report of independent registered public accounting firm to the members of The Royal Bank of Scotland Group plc

We have audited the financial statements of The Royal Bank of Scotland Group plc (“the company”) and its subsidiaries (together “the Group”) for the year ended 31 December 2005 which comprise the accounting policies, the balance sheets as at 31 December 2005 and 2004, the consolidated income statement, the cash flow statements, the statements of recognised income and expense for each of the two years in the period ended 31 December 2005 and the related Notes 1 to 48. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors’ remuneration report that is described as having been audited.

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

As discussed in Note 48, the accompanying financial statements have been restated.

IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 46 to the financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Edinburgh, United Kingdom
27 February 2006 (27 September 2006 as to the effects of the restatement discussed in Note 48)

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

Consolidated income statement
for the year ended 31 December 2005

	Note	2005 £m		2004 £m

Interest receivable		21,331		16,632
Interest payable		(11,413)		(7,561)

Net interest income		9,918		9,071

Fees and commissions receivable		6,750		6,473
Fees and commissions payable		(1,841)		(1,926)
Income from trading activities	1	2,343		1,988
Other operating income (excluding insurance premium income)		2,953		2,138
Insurance premium income		6,076		6,146
Reinsurers’ share		(297)		(499)

Non-interest income		15,984		14,320

Total income		25,902		23,391

Staff costs		5,992		5,188
Premises and equipment		1,313		1,177
Other administrative expenses		2,816		2,323
Depreciation and amortisation		1,825		1,674

Operating expenses	2	11,946		10,362

Profit before other operating charges		13,956		13,029
Insurance claims		4,413		4,565
Reinsurers’ share		(100)		(305)

Operating profit before impairment losses		9,643		8,769
Impairment losses		1,707		1,485

Operating profit before tax	4	7,936		7,284
Tax	5	2,378		1,995

Profit for the year		5,558		5,289

Profit attributable to:
Minority interests		57		177
Preference shareholders	6	109		256
Ordinary shareholders		5,392		4,856

		5,558		5,289

Per 25p ordinary share:
Basic earnings	9	169.4	p	157.4	p

Diluted earnings	9	168.3	p	155.9	p

Dividends	7	60.6	p	52.5	p

Balance sheets
at 31 December 2005

		Group		Company

	Note	2005 £m	2004 £m	2005 £m	2004 £m

Assets
Cash and balances at central banks		4,759	4,293	—	—
Treasury bills and other eligible bills	10	5,538	6,110	—	—
Loans and advances to banks	11	70,587	61,073	9,122	4,106
Loans and advances to customers	12	417,226	347,251	567	305
Debt securities	13	120,965	93,908	—	—
Equity shares	14	9,301	4,723	—	—
Investments in Group undertakings	15	—	—	20,851	21,900
Intangible assets	17	19,932	19,242	—	—
Property, plant and equipment	18	18,053	16,428	—	—
Settlement balances		6,005	5,682	—	—
Derivatives at fair value	19	95,663	17,800	55	—
Prepayments, accrued income and other assets	20	8,798	11,612	147	318

Total assets		776,827	588,122	30,742	26,629

Liabilities
Deposits by banks	21	110,407	99,883	951	174
Customer accounts	22	342,867	283,315	55	—
Debt securities in issue	23	90,420	63,999	2,942	1,608
Settlement balances and short positions	24	43,988	32,990	—	—
Derivatives at fair value	19	96,438	18,876	—	—
Accruals, deferred income and other liabilities	25	14,247	17,648	14	301
Retirement benefit liabilities	3	3,735	2,940	—	—
Deferred taxation liabilities	26	1,695	2,061	—	—
Insurance liabilities	27	7,212	8,647	—	—
Subordinated liabilities	28	28,274	20,366	9,242	5,935

Total liabilities		739,283	550,725	13,204	8,018

Equity *
Minority interests	29	2,109	3,492	—	—
Shareholders’ equity
Called up share capital	30	826	822	826	822
Reserves	31	34,609	33,083	16,712	17,789
Total equity		37,544	37,397	17,538	18,611

Total liabilities and equity		776,827	588,122	30,742	26,629

* includes non-equity minority interests and preference shares in 2004.

The accounts were approved by the Board of directors on 27 February 2006 and signed on its behalf by:

Sir George Mathewson	Sir Fred Goodwin	Guy Whittaker
Chairman	Group Chief Executive	Group Finance Director

Statements of recognised income and expense
for the year ended 31 December 2005

		Group		Company

	Note	2005 £m	2004 £m	2005 £m	2004 £m

Available-for-sale investments
Net valuation gains taken direct to equity		35		—
Net profit taken to income on sales		(582)		—

Cash flow hedges
Net (losses)/gains taken direct to equity		(67)		6

Exchange differences on translation of foreign operations		842	(606)	—	—
Actuarial losses on defined benefit plans		(799)	(1,601)	—	—
Other movements		—	—	—	(1)

(Expense)/income before tax on items recognised direct in equity		(571)	(2,207)	6	(1)
Tax on items recognised direct in equity		478	465	(2)	—

Net (expense)/income recognised direct in equity		(93)	(1,742)	4	(1)
Profit for the year		5,558	5,289	2,074	2,874

Total recognised income and expense for the year		5,465	3,547	2,078	2,873

Attributable to:
Equity holders of the parent		5,355	3,558	2,078	2,873
Minority interests		110	(11)	—	—

		5,465	3,547	2,078	2,873

Effect of changes in accounting policies on the implementation of IFRS
Equity holders of the parent		(1,843)	1,243	(16,759)	(15,798)
Minority interests		(2,878)	(321)	—	—

		(4,721)	922	(16,759)	(15,798)

Cash flow statements
for the year ended 31 December 2005

		Group		Company

		*	*	*
	Note	Restated 2005 £m	Restated 2004 £m	Restated 2005 £m	2004 £m

Operating activities
Operating profit before tax		7,936	7,284	1,932	2,890

Adjustments for:
Depreciation and amortisation		1,825	1,674	—	—
Interest on subordinated liabilities		1,271	681	583	318
Charge for defined benefit pension schemes		462	397	—	—
Cash contribution to defined benefit pension schemes		(452)	(1,146)	—	—
Other non-cash items		(4,472)	1,839	(134)	1

Net cash inflow from trading activities		6,570	10,729	2,381	3,209
Changes in operating assets and liabilities		(519)	(4,264)	2,050	(148)

Net cash flows from operating activities before tax		6,051	6,465	4,431	3,061
Income taxes (paid)/received		(1,911)	(1,366)	(18)	36

Net cash flows from operating activities	36	4,140	5,099	4,413	3,097

Investing activities
Sale and maturity of securities		39,472	43,022	—	—
Purchase of securities		(39,196)	(41,790)	—	—
Investment in subsidiaries		—	—	(2,961)	(6,342)
Sale of property, plant and equipment		2,220	1,921	—	—
Purchase of property, plant and equipment		(4,812)	(4,583)	—	—
Net investment in business interests and intangible assets	37	(296)	(7,968)	—	—
Loans to subsidiaries		—	—	(337)	(350)
Repayments to subsidiaries		—	—	1,183	40

Net cash flows from investing activities		(2,612)	(9,398)	(2,115)	(6,652)

Financing activities
Issue of ordinary shares		163	2,845	163	2,845
Issue of equity preference shares		1,649	1,358	1,649	1,358
Issue of subordinated liabilities		1,234	4,624	337	1,424
Proceeds of minority interests acquired		1,264	1,260	—	—
Costs of minority interests redeemed		(121)	(2)	—	—
Repayments of subordinated liabilities		(1,553)	(718)	(1,183)	(40)
Dividends paid		(2,007)	(1,635)	(1,912)	(1,488)
Interest on subordinated liabilities		(1,332)	(613)	(577)	(318)

Net cash flows from financing activities		(703)	7,119	(1,523)	3,781

Effects of exchange rate changes on cash and cash equivalents		1,703	(920)	42	—

Net increase in cash and cash equivalents		2,528	1,900	817	226
Cash and cash equivalents 1 January		50,021	48,121	309	83

Cash and cash equivalents 31 December		52,549	50,021	1,126	309

* See Note 48 on the accounts.

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

36 Net cash inflow from operating activities

	Group		Company

	*	*	*
	2005 £m	2004 £m	2005 £m	2004 £m

Operating profit before tax	7,936	7,284	1,932	2,890
Decrease/(increase) in prepayments and accrued income	1,064	(333)	4	(17)
Interest on subordinated liabilities	1,271	681	583	318
(Decrease)/increase in accruals and deferred income	(1,200)	1,750	8	(7)
Provisions for impairment losses	1,707	1,402	—	—
Loans and advances written-off net of recoveries	(1,870)	(1,305)	—	—
Unwind of discount on impairment losses	(144)	—	—	—
Profit on sale of property, plant and equipment	(91)	(69)	—	—
Loss/(profit) on sale of subsidiaries and associates	80	(4)	—	—
Profit on sale of securities	(667)	(167)	—	—
Charge for defined benefit pensions	462	397	—	—
Cash contribution to defined benefit pension schemes	(452)	(1,146)	—	—
Other provisions utilised	(34)	(47)	—	—
Depreciation and amortisation	1,825	1,674	—	—
Other non-cash items	(3,317)	612	(146)	25

Net cash inflow from trading activities	6,570	10,729	2,381	3,209

(Increase)/decrease in loans and advances to banks and customers	(36,778)	(72,955)	(14)	77
Increase in securities	(28,842)	(11,883)	—	—
(Increase)/decrease in other assets	(2,390)	(2,208)	5	33
(Increase)/decrease in derivative assets	(5,758)	(3,753)	50	21

Changes in operating assets	(73,768)	(90,799)	41	131

Increase in deposits by banks and customers	32,424	53,073	832	18
Increase in insurance liabilities	620	866	—	—
Increase/(decrease) in debt securities in issue	24,147	19,073	1,328	(269)
Increase/(decrease) in other liabilities	571	919	(55)	(19)
Increase/(decrease) in derivative liabilities	5,161	3,808	(96)	(9)
Increase in settlement balances and short positions	10,326	8,796	—	—

Changes in operating liabilities	73,249	86,535	2,009	(279)

Total income taxes paid	(1,911)	(1,366)	(18)	36

Net cash inflow from operating activities	4,140	5,099	4,413	3,097

* As restated. See Note 48 on the accounts.

37 Analysis of the net investment in business interests and intangible assets

	Group

	2005 £m	2004 £m

Fair value given for businesses acquired	(85)	(8,157)
Cash and cash equivalents acquired	—	457
Non-cash consideration	10	4

Net outflow of cash in respect of purchases	(75)	(7,696)

Cash and cash equivalents in businesses sold	10	—
Other assets sold	208	18
Non-cash consideration	(30)	—
(Loss)/profit on disposal	(80)	4

Net inflow of cash in respect of disposals	108	22

Dividends received from joint ventures	16	9
Cash expenditure on intangible assets	(345)	(303)

Net outflow	(296)	(7,968)

Notes on the accounts continued

38 Interest received and paid

	Group		Company

	2005 £m	2004 £m	2005 £m	2004 £m

Interest received	21,608	17,025	488	337
Interest paid	(11,878)	(8,164)	(704)	(402)

	9,730	8,861	(216)	(65)

39 Analysis of changes in financing during the year

	Group				Company

	Share capital		Subordinated liabilities		Share capital		Subordinated liabilities

	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m

At 1 January	13,786	8,944	20,366	16,998	13,786	8,944	5,935	5,393
Implementation of IAS 32	(3,161)		7,160		(3,161)		3,308

At 1 January 2005 restated	10,625	8,944	27,526	16,998	10,625	8,944	9,243	5,393

Issue of ordinary shares	163	2,845			163	2,845
Issue of equity preference shares	1,649	1,358			1,649	1,358
Net proceeds from issue of
subordinated liabilities			1,234	4,624			337	1,424
Repayment of subordinated liabilities			(1,553)	(718)			(1,183)	(40)

Net cash inflow/(outflow) from financing	1,812	4,203	(319)	3,906	1,812	4,203	(846)	1,384

Acquisitions of subsidiaries	—	—	—	397	—	—	—	—
Currency translation	166	179	1,067	(475)	166	179	845	(382)
Other non-cash movements	—	460	—	(460)	—	460	—	(460)

At 31 December	12,603	13,786	28,274	20,366	12,603	13,786	9,242	5,935

40 Analysis of cash and cash equivalents

	Group		Company

	2005 £m	2004 £m	2005 £m	2004 £m

At 1 January
– cash	23,723	20,937	60	19
– cash equivalents	26,298	27,184	249	64
Net cash inflow	2,528	1,900	817	226

At 31 December	52,549	50,021	1,126	309

Comprising:
Cash and balances at central banks	4,456	4,035	—	—
Treasury bills and debt securities	998	3,016	—	—
Loans and advances to banks repayable on demand	47,095	42,970	1,126	309

Cash and cash equivalents	52,549	50,021	1,126	309

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

48 Restatement of Cash flow statements

The Group cash flow statements for the years ended 31 December 2005 and 2004 and the company cash flow statement for the year ended 31 December 2005, included in the Form 20-F filed on 26 April 2006, have been restated to correct an inadvertent error in the calculation of the effects of foreign exchange rate changes on cash and cash equivalents.

The tables below show the effect of the restatements:

(a) Cash flow statements
	2005		2004

	Previously reported £m	Restated £m	Previously reported £m	Restated £m

Group
Other non-cash items	338	(4,472)	(767)	1,839
Net cash inflow from trading activities	11,380	6,570	8,123	10,729
Net cash flows from operating activities
before tax	10,861	6,051	3,859	6,465
Net cash flows from operating activities	8,950	4,140	2,493	5,099
Effects of foreign exchange rate
changes on cash and cash
equivalents	(3,107)	1,703	1,686	(920)

Company
Other non-cash items	(16)	(134)
Net cash inflow from trading activities	2,499	2,381
Net cash flows from operating activities
before tax	4,549	4,431
Net cash flows from operating activities	4,531	4,413
Effects of foreign exchange rate
changes on cash and cash
equivalents	(76)	42

(b) Note 36 - Net cash inflow from operating activities
	2005		2004

	Previously reported £m	Restated £m	Previously reported £m	Restated £m

Group
Other non-cash items	1,493	(3,317)	(1,994)	612
Net cash inflow from trading activities	11,380	6,570	8,123	10,729
Net cash flow from operating activities	8,950	4,140	2,493	5,099

Company
Other non-cash items	(28)	(146)
Net cash inflow from trading activities	2,499	2,381
Net cash flow from operating activities	4,531	4,413

Additional information continued

Short term borrowings

	IFRS

	2005 £m	2004 £m

Commercial paper
Outstanding at year end	14,110	8,391
Maximum outstanding at any month end during the year	16,853	8,391
Approximate average amount during the year	15,329	7,450
Approximate weighted average interest rate during the year	3.7%	1.9%
Approximate weighted average interest rate at year end	4.2%	2.6%

Other short term borrowings
Outstanding at year end	105,483	95,381
Maximum outstanding at any month end during the year	117,913	96,356
Approximate average amount during the year	100,681	85,496
Approximate weighted average interest rate during the year	3.4%	2.9%
Approximate weighted average interest rate at year end	3.5%	3.1%

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

Exhibit index for this amendment on Form 20-F/A

Exhibit Number	Description
12.1	CEO certification required by Rule 13a-14(a)
12.2	CFO certification required by Rule 13a-14(a)
13.1	Certification required by Rule 13a-14(b)
15.1	Independent auditors’ consent

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

The Royal Bank of Scotland Group plc

Registrant

/s/ Guy Robert Whittaker

Guy Robert Whittaker
Group Finance Director

27 September 2006