Form 20-F
period 2006-12-31
ROYAL BANK OF SCOTLAND GROUP PLC
filed 2007-04-24
CIK 844150

As filed with the Securities and Exchange Commission on April 24, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________
For the transition period from ___________ to ___________

Commission file number 001-10306

THE ROYAL BANK OF SCOTLAND GROUP plc
(Exact name of Registrant as specified in its charter)

United Kingdom
(Jurisdiction of incorporation or organization)

RBS Gogarburn, PO Box 1000, Edinburgh EH12 1HQ
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares Series D**, E*, F, G*, H, I**, K*, L, M, N, P, Q and R each	New York Stock Exchange
representing one Non-Cumulative Dollar Preference Share, Series D, E, F, G, H, I,
K, L, M, N, P, Q and R, respectively
Dollar Perpetual Regulatory tier one securities, Series 1	New York Stock Exchange

* Redeemed on January 16, 2007
** Redeemed on March 6, 2006

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2006, the close of the period covered by the annual report:

Ordinary shares of 25 pence each	3,152,844,335	Non-cumulative dollar preference shares, Series E to H and K to R	240,000,000
Non-voting Deferred Shares	2,660,556,304	Non-cumulative convertible dollar preference shares, Series 1	1,000,000
11% cumulative preference shares	500,000	Non-cumulative euro preference shares, Series 1 and 2	2,500,000
5½% cumulative preference shares	400,000	Non-cumulative convertible sterling preference shares, Series 1	200,000

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
Yes ☐ No ☐

SEC Form 20-F cross reference guide

Item	Item Caption	Pages

PART I
1	Identity of Directors, Senior Management and Advisers	Not applicable
2	Offer Statistics and Expected Timetable	Not applicable
3	Key Information
	Selected financial data	7, 135-137, 188-189, 197-199, 205, 218-219
	Capitalisation and indebtedness	Not applicable
	Reasons for the offer and use of proceeds	Not applicable
	Risk factors	6
4	Information on the Company	11-13, 43-48, 114-115, 117, 189-197, 199-204
	History and development of the Company	4, 120-121, 212, 222-223
	Business overview	4-5, 64, 165-169, 208-211
	Organisational structure	4, 116
	Property, plant and equipment	120-121, 212
4A	Unresolved Staff Comments	Not applicable
5	Operating and Financial Review and Prospects
	Operating results	7-38, 56-57, 122-123, 145-146, 208-211
	Liquidity and capital resources	37-38, 49-52, 65, 120-123, 140-161, 163-164, 196
	Research and development, patents, licences etc	Not applicable
	Trend information	6, 208-211
	Off balance sheet arrangements	122-123, 206-207
	Contractual obligations	207
6	Directors, Senior Management and Employees
	Directors and senior management	62-63
	Compensation	76-86, 105, 107, 169
	Board practices	66, 68-70, 74-76, 79-80
	Employees	34, 65, 105
	Share ownership	64, 82-85, 87
7	Major Shareholders and Related Party Transactions
	Major shareholders	67, 212
	Related party transactions	170
	Interests of experts and counsel	Not applicable
8	Financial Information
	Consolidated statements and other financial information	60, 64, 90-186
	Significant changes	186

i

Item	Item Caption	Pages

9	The Offer and Listing
	Offer and listing details	217
	Plan of distribution	Not applicable
	Markets	216
	Selling shareholders	Not applicable
	Dilution	Not applicable
	Expenses of the issue	Not applicable
10	Additional Information
	Share capital	Not applicable
	Memorandum and articles of association	222
	Material contracts	212
	Exchange controls	222
	Taxation	220-222
	Dividends and paying agents	Not applicable
	Statement of experts	Not applicable
	Documents on display	222
	Subsidiary information	Not applicable
11	Quantitative and Qualitative Disclosure about Market Risk	39-60, 122-123, 142-161
12	Description of Securities other than Equity Securities	Not applicable
PART II
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15	Controls and Procedures	71-72
16	[Reserved]
16	A Audit Committee financial expert	74
	B Code of ethics	65, 222
	C Principal Accountant Fees and services	74, 108
	D Exemptions from the Listing Standards for Audit Committees	Not applicable
	E Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not applicable
PART III
17	Financial Statements	Not applicable
18	Financial Statements	90-186
19	Exhibits	224
	Signature	225

ii

Operating and financial review

2	Presentation of information

3	Forward-looking statements

4	Description of business

6	Risk factors

7	Financial highlights

8	Summary consolidated income statement

11	Analysis of results

19	Divisional performance

35	Consolidated balance sheet

37	Cash flow

38	IFRS compared with US GAAP

38	Capital resources

39	Risk management

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

The results, assets and liabilities of individual business units are classified as trading or non-trading based on their predominant activity. Although this method may result in some non-trading activity being classified as trading, and vice versa, the Group believes that any resulting misclassification is not material.

International Financial Reporting Standards

As required by the Companies Act 1985 and Article 4 of the European Union IAS Regulation, the consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together “IFRS’) as adopted by the European Union. On implementation of IFRS on 1 January 2005, the Group took advantage of the option in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ to implement IAS 39 ‘Financial Instruments: Recognition and Measurement’, IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IFRS 4 ‘Insurance Contracts’ from 1 January 2005 without restating its 2004 income statement and balance sheet. The date of transition to IFRS for the Group and the company and the date of their opening IFRS balance sheets was 1 January 2004.

The Group’s published 2004 financial statements were prepared in accordance with then current UK generally accepted accounting principles (“UK GAAP” or “previous GAAP”) comprising standards issued by the UK Accounting Standards Board, pronouncements of the Urgent Issues Task Force, relevant Statements of Recommended Accounting Practice and provisions of the Companies Act 1985. The Group also presents information under generally accepted accounting principles in the US (“US GAAP”).

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions.

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

Operating and financial review

Description of business

Introduction

The Royal Bank of Scotland Group plc is the holding company of one of the world’s largest banking and financial services groups, with a market capitalisation of £62.8 billion at the end of 2006. Headquartered in Edinburgh, the Group operates in the UK, US and internationally through its two principal subsidiaries, the Royal Bank and NatWest. Both the Royal Bank and NatWest are major UK clearing banks whose origins go back over 275 years. In the US, the Group’s subsidiary Citizens is ranked the eighth largest commercial banking organisation by deposits. The Group has a large and diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers.

The Group had total assets of £871.4 billion and shareholders’ equity of £40.2 billion at 31 December 2006. It is strongly capitalised with a total capital ratio of 11.7% and tier 1 capital ratio of 7.5% as at 31 December 2006.

Organisational structure and business overview

The Group’s activities are organised in the following business divisions: Corporate Markets (comprising Global Banking & Markets and UK Corporate Banking), Retail Markets (comprising Retail and Wealth Management), Ulster Bank, Citizens, RBS Insurance and Manufacturing. A description of each of the divisions is given below.

Corporate Markets is focused on the provision of banking, investment and risk management services to medium and large businesses and financial institutions in the UK and around the world. Corporate Banking and Financial Markets was renamed Corporate Markets on 1 January 2006 when we reorganised our activities into two businesses, Global Banking & Markets and UK Corporate Banking, in order to enhance the service provided to these two customer segments.

Global Banking & Markets (“GBM”) is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt financing, risk management and investment services to its customers. GBM has a wide range of clients across its chosen markets. It has relationships with an overwhelming majority of the largest UK, European and US corporations and institutions. GBM’s principal activity in the US is conducted through RBS Greenwich Capital.

UK Corporate Banking is the largest provider of banking, finance and risk management services to UK corporate customers. Through its network of relationship managers across the country it distributes the full range of Corporate Markets’ products and services to companies.

Retail Markets was established in June 2005 to lead coordination and delivery of our multi-brand retail strategy across our product range and comprises Retail (including our direct channels businesses) and Wealth Management.

Retail comprises both the Royal Bank and NatWest retail brands, and a number of direct providers offering a full range of banking products and related financial services to the personal, premium and small business markets across several distribution channels.

In core retail banking, Retail offers a comprehensive product range across the personal and small business market: money transmission, savings, loans, mortgages and insurance. Customer choice and product flexibility are central to the retail banking proposition and customers are able to access services through a full range of channels, including the largest network of branches and ATMs in the UK, the internet and the telephone.

Retail also includes the Group’s non-branch based retail businesses that issue a comprehensive range of credit and charge cards to personal and corporate customers and provides card processing services for retail businesses. Retail is the leading merchant acquirer in Europe and ranks fourth globally.

It also includes Tesco Personal Finance, The One account, First Active UK, Direct Line Financial Services and Lombard Direct, all of which offer products to customers through direct channels principally in the UK. In continental Europe, Retail offers a similar range of products through the RBS and Comfort Card brands.

Wealth Management provides private banking and investment services to its clients through a number of leading UK and overseas private banking subsidiaries and offshore banking businesses. Coutts is one of the world's leading international wealth managers with offices in Switzerland, Dubai, Monaco, Hong Kong and Singapore, as well as its premier position in the UK. Adam & Company is the major private bank in Scotland. The offshore banking businesses – The Royal Bank of Scotland International and NatWest Offshore – deliver retail banking services to local and expatriate customers, principally in the Channel Islands, the Isle of Man and Gibraltar.

Ulster Bank Group brings together the Ulster Bank and First Active businesses to provide a comprehensive range of products and services to retail and corporate customers in the island of Ireland.

Ulster Bank Retail Markets serves personal customers through both the Ulster Bank and First Active brands. Ulster Bank provides branch banking and direct banking services throughout the island of Ireland. First Active, through its branch network, serves personal customers in the Republic of Ireland with its separately branded product offerings, including mortgages and savings.

Ulster Bank Corporate Markets caters for the banking needs of business and corporate customers, including treasury and money market activities, asset finance, e-banking, wealth management and international services. Business and corporate banking services are provided via centrally-based relationship management teams and dedicated Business Centres located across both Northern Ireland and the Republic of Ireland.

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

In addition, Citizens engages in a wide variety of commercial lending, consumer lending, commercial and consumer deposit products, merchant credit card services, trust services and retail investment services. Citizens includes RBS National Bank, our US credit card business, RBS Lynk, our merchant acquiring business, and Kroger Personal Finance, our credit card joint venture with the second largest US supermarket group.

RBS Insurance is the second largest general insurer in the UK, by gross written premiums. It sells and underwrites retail, SME and wholesale insurance over the telephone and internet, as well as through brokers and partnerships. The Retail Divisions of Direct Line, Churchill and Privilege sell general insurance products direct to the customer. Through its International Division, RBS Insurance sells motor insurance in Spain, Germany and Italy. The Intermediary and Broker Division sells general insurance products through its network of independent brokers.

Manufacturing supports the customer-facing businesses and provides operational, technology and customer support in telephony, account management, lending and money transmission, global purchasing, property and other services.

Manufacturing drives optimum efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group’s purchasing power and has become the centre of excellence for managing large-scale and complex change.

The expenditure incurred by Manufacturing relates to costs principally in respect of the Group’s banking and insurance operations in the UK and Ireland. These costs reflect activities that are shared between the various customer-facing divisions and consequently cannot be directly attributed to individual divisions. Instead, the Group monitors and controls each of its customer-facing divisions on revenue generation and direct costs whilst in Manufacturing such control is exercised through appropriate efficiency measures and targets. For financial reporting purposes the Manufacturing costs have been allocated to the relevant customer-facing divisions on a basis management considers to be reasonable.

The Centre comprises group and corporate functions, such as capital raising, finance, risk management, legal, communications and human resources. The Centre manages the Group’s capital requirements and Group-wide regulatory projects and provides services to the operating divisions.

Recent development

In response to press speculation on a potential bid for the Dutch bank, ABN AMRO, the Group, Fortis SA/NV and Santander Central Hispano S.A. (collectively, “the Banks”) confirmed that they had submitted a joint letter dated 12 April 2007 to the Chairmen of the Supervisory and Managing boards of ABN AMRO to express the Banks’ interest in putting forward a proposal for the acquisition of ABN AMRO and their preference to work with ABN AMRO to make an offer to ABN AMRO shareholders. The Banks requested access to the same due diligence information given to Barclays.

In response to this letter, a meeting between the Banks and ABN AMRO was arranged for 23 April 2007 when the Banks would clarify their intentions and interests and allow their proposals to be considered by the Board of ABN AMRO alongside any proposals from Barclays.

However, on 23 April 2007 ABN AMRO and Barclays announced that they had reached agreement on the terms of a merger, and ABN AMRO announced that it had decided to sell LaSalle Bank to Bank of America. In view of these developments, the Banks requested further information to understand the circumstances under which the sale of LaSalle Bank can be terminated. Accordingly, the Banks did not consider it appropriate to meet with ABN AMRO as arranged and are currently considering their position.

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

In the small business banking market, the Group competes with other UK clearing banks, specialist finance providers and building societies.

In the personal banking segment the Group competes with UK banks and building societies, major retailers, life assurance companies and internet-only players. In the mortgage market the Group competes with UK banks and building societies. National Westminster Life Assurance Limited and Royal Scottish Assurance compete with Independent Financial Advisors and life assurance companies.

In the UK credit card market large retailers and specialist card issuers, including major US operators, are active in addition to the UK banks. Competitive activity is across a number of dimensions including introductory and longer term pricing, loyalty and reward schemes, and packaged benefits. In addition to physical distribution channels, providers compete through direct marketing activity and the internet. The market remains very competitive, both between issuers and with other payment methods.

In Wealth Management, The Royal Bank of Scotland International competes with other UK and international banks to offer offshore banking services. Coutts and Adam & Company compete as private banks with UK clearing and private banks, and with international private banks. Competition in wealth management activities has intensified as banks have increased their focus on competing for affluent and high net worth customers.

RBS Insurance competes in personal lines insurance and, to a limited extent, in commercial insurance. There is strong competition from a range of insurance companies which now operate telephone and internet direct sales businesses. Competition in the UK motor market remains particularly intense. RBS Insurance also competes with local insurance companies in the direct motor insurance markets in Spain, Italy and Germany.

In Ireland, Ulster Bank and First Active compete in retail and commercial banking with the major Irish banks and building societies, and with other UK and international banks and building societies active in the market. Competition is intensifying as UK, Irish and other European institutions seek to expand their businesses.

In the United States, where competition is intense, Citizens competes in the New England, Mid-Atlantic and Midstates retail and mid-corporate banking markets with local and regional banks and other financial institutions. The Group also competes in the US in large corporate lending and specialised finance markets, and in fixed-income trading and sales. Competition is principally with the large US commercial and investment banks and international banks active in the US.

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

The Group's business and earnings are affected by general business and geopolitical conditions

The performance of the Group is influenced by economic conditions particularly in the UK, US and Europe. Downturns in these economies could result in a general reduction in business activity and a consequent loss of income for the Group. It could also cause a higher incidence of credit losses and losses in the Group’s trading portfolios. Geopolitical conditions can also affect the Groups earnings. Terrorist acts and threats and the response of governments in the UK, US and elsewhere to them could affect the level of economic activity. The Group’s business is also exposed to the risk of business interruption and economic slowdown following the outbreak of a pandemic.

The financial performance of the Group is affected by borrower credit quality

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

The Group is exposed to the risk of changes in tax legislation and its interpretation and to increases in the rate of corporate and other taxes in the jurisdictions in which it operates

The Group’s activities are subject to tax at various rates around the world computed in accordance with local legislation and practice. Action by governments to increase tax rates or to impose additional taxes would reduce the profitability of the Group. Revisions to tax legislation or to its interpretation might also affect the Group's results in the future.

As discussed on page 2, the consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards. The Group took advantage of the option in IFRS 1 to implement IAS 32, IAS 39 and IFRS 4 from 1 January 2005 without restating its 2004 income statement and balance sheet. The implementation of IAS 32, IAS 39 and IFRS on 1 January 2005 had a significant effect on the Group's balance sheet. Therefore the income statements for 2006 and 2005 as compared with 2004 and the balance sheets at 31 December 2006 and 31 December 2005 as compared with 31 December 2004 discussed in the Operating and financial review are not directly comparable.

Financial highlights

for the year ended 31 December	2006 £m	2005 £m	2004 £m

Total income	28,002	25,902	23,391
Profit before tax	9,186	7,936	7,284
Profit attributable to ordinary shareholders	6,202	5,392	4,856
Cost:income ratio (1)	44.6%	46.1%	44.3%
Basic earnings per share (pence)	194.7	169.4	157.4
Return on equity (2)	18.5%	17.5%	18.3%

at 31 December	2006 £m	2005 £m	2004 £m

Total assets	871,432	776,827	588,122
Loans and advances to customers	466,893	417,226	347,251
Deposits	516,365	453,274	383,198
Shareholders’ equity	40,227	35,435	33,905
Risk asset ratio – tier 1	7.5%	7.6%	7.0%
– total	11.7%	11.7%	11.7%

Notes:
(1)	Cost:income ratio represents operating expenses expressed as a percentage of total income.
(2)	Return on equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders’ equity.

Operating and financial review continued

Summary consolidated income statement for the year ended 31 December 2006

	2006 £m	2005 £m	2004 £m

Net interest income	10,596	9,918	9,071

Fees and commissions receivable	7,116	6,750	6,473
Fees and commissions payable	(1,922)	(1,841)	(1,926)
Other non-interest income	6,239	5,296	4,126
Insurance premium income	6,243	6,076	6,146
Reinsurers’ share	(270)	(297)	(499)

Non-interest income	17,406	15,984	14,320

Total income	28,002	25,902	23,391
Operating expenses	12,480	11,946	10,362

Profit before other operating charges and impairment losses	15,522	13,956	13,029
Insurance claims	4,550	4,413	4,565
Reinsurers’ share	(92)	(100)	(305)
Impairment losses	1,878	1,707	1,485

Operating profit before tax	9,186	7,936	7,284
Tax	2,689	2,378	1,995

Profit for the year	6,497	5,558	5,289
Minority interests	104	57	177
Preference dividends	191	109	256

Profit attributable to ordinary shareholders	6,202	5,392	4,856

Basic earnings per ordinary share	194.7p	169.4p	157.4p

Diluted earnings per ordinary share	193.2p	168.3p	155.9p

2006 compared with 2005

Profit
Profit before tax was up 16%, from £7,936 million to £9,186 million, reflecting strong organic income growth in all divisions.

Total income
The Group achieved strong growth in income during 2006. Total income was up 8% or £2,100 million to £28,002 million.

Net interest income increased by 7% to £10,596 million and represents 38% of total income (2005 – 38%). Average loans and advances to customers and average customer deposits grew by 14% and 11% respectively.

Non-interest income increased by 9% to £17,406 million and represents 62% of total income (2005 – 62%).

Net interest margin
The Group’s net interest margin at 2.53% was down from 2.60% in 2005, due mainly to the business mix effect of growth in corporate and mortgage lending and the impact of the flatter US dollar yield curve.

Operating expenses
Operating expenses rose by 4% to £12,480 million.

Integration
Integration costs were £134 million compared with £458 million in 2005. Included are costs relating to the integration of First Active and Charter One, as well as the amortisation of software costs relating to the integration of Churchill. Integration costs in 2005 included software costs relating to the acquisition of NatWest which were previously written-off as incurred under UK GAAP but under IFRS were capitalised and amortised. All such software was fully amortised by the end of 2005.

Cost:income ratio
The Group’s cost:income ratio was 44.6% compared with 46.1% in 2005.

Net insurance claims
Bancassurance and general insurance claims, after reinsurance, increased by 3% to £4,458 million reflecting volume growth.

Impairment losses
Impairment losses were £1,878 million compared with £1,707 million in 2005, an increase of 10%.

Risk elements in lending and potential problem loans represented 1.57% of gross loans and advances to customers excluding reverse repos at 31 December 2006 (2005 – 1.60%).

Provision coverage of risk elements in lending and potential problem loans was 62% compared with 65% at 31 December 2005. This reflects amounts written-off and the changing mix from unsecured to secured exposures.

Earnings and dividends
Basic earnings per ordinary share increased by 15%, from 169.4p to 194.7p.

A final dividend of 66.4p per ordinary share is recommended, giving a total dividend for the year of 90.6p, an increase of 25%. If approved, the final dividend will be paid on 8 June 2007 to shareholders registered on 9 March 2007.

Balance sheet
Total assets were £871.4 billion at 31 December 2006, 12% higher than total assets of £776.8 billion at 31 December 2005.

Lending to customers, excluding repurchase agreements and stock borrowing (“reverse repos”), increased in 2006 by 10% or £35.7 billion to £404.0 billion. Customer deposits, excluding repurchase agreements and stock lending (“repos”), grew by 9% or £26.1 billion to £320.2 billion.

Capital ratios at 31 December 2006 were 7.5% (Tier 1) and 11.7% (Total).

Profitability
The after-tax return on ordinary equity, which is based on profit attributable to ordinary shareholders and average ordinary equity, was 18.5% compared with 17.5% in 2005.

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

Total income
Total income was up 11% or £2,511 million to £25,902 million. This reflected growth in all divisions particularly Global Banking & Markets, UK Corporate Banking, Citizens and Ulster Bank and also included gain of £333 million on sale of strategic investments. The effect of implementing the requirements of IAS 32, IAS 39 and IFRS 4 on 1 January 2005 was to reduce total income. Under IFRS, certain lending fees are deferred over the life of the financial asset and interest is recognised on a constant yield basis. The implementation of IAS 32 also resulted in most of the Group’s preference shares and minority interests being reclassified as debt and the interest thereon included in interest payable.

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

Impairment losses
Impairment losses were £1,707 million compared with £1,485 million in 2004. Overall credit quality remained strong in 2005, with improvements in Global Banking & Markets and UK Corporate Banking partly offsetting higher impairment losses in Retail Markets. The effect of implementing the requirements of IAS 39 on 1 January 2005 was to increase loan impairment losses.

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

A final dividend of 53.1p per ordinary share, up 29% was approved, giving a total dividend for the year of 72.5p, an increase of 25%. The final dividend was paid on 9 June 2006 to shareholders registered on 10 March 2006.

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

Capital ratios at 31 December 2005 were 7.6% (Tier 1) and 11.7% (Total).

Profitability
The after-tax return on ordinary equity, which is based on profit attributable to ordinary shareholders and average ordinary equity was 17.5% (2004 - 18.3%).

Operating and financial review continued

Analysis of results
Net interest income

	2006 £m	2005 £m	2004 £m

Interest receivable	24,688	21,331	16,632
Interest payable	(14,092)	(11,413)	(7,561)

Net interest income	10,596	9,918	9,071

	%	%	%

Gross yield on interest-earning assets of the banking business	5.90	5.59	5.21
Cost of interest-bearing liabilities of the banking business	(3.85)	(3.36)	(2.70)

Interest spread of the banking business	2.05	2.23	2.51
Benefit from interest-free funds	0.48	0.37	0.33

Net interest margin of the banking business	2.53	2.60	2.84

Yields, spreads and margins of the banking business	%	%	%

Gross yield (1)
Group	5.90	5.59	5.21
UK	6.13	6.06	5.58
Overseas	5.50	4.74	4.38
Interest spread (2)
Group	2.05	2.23	2.51
UK	2.37	2.45	2.56
Overseas	1.47	1.87	2.48
Net interest margin (3)
Group	2.53	2.60	2.84
UK	2.68	2.75	2.85
Overseas	2.26	2.32	2.83

The Royal Bank of Scotland plc base rate (average)	4.64	4.65	4.38
London inter-bank three month offered rates (average):
Sterling	4.85	4.76	4.64
Eurodollar	5.20	3.56	1.62
Euro	3.08	2.18	2.11

Notes:
(1)	Gross yield is the interest rate earned on average interest-earning assets of the banking business.
(2)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.
(3)	Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

Average balance sheet and related interest

		2006			2005			2004

	Average balance £m	Interest £m	Rate %	Average balance £m	Interest £m	Rate %	Average balance £m	Interest £m	Rate %

Assets
Treasury bills and other eligible bills – UK	2,059	90	4.37	3,160	138	4.37	835	34	4.07
Treasury bills and other eligible bills – Overseas	70	3	4.29	55	2	3.64	62	1	1.61
Loans and advances to banks – UK	15,934	681	4.27	15,477	649	4.19	13,696	529	3.86
Loans and advances to banks – Overseas	7,237	237	3.27	9,422	259	2.75	9,189	264	2.87
Loans and advances to customers – UK	239,086	15,141	6.33	212,156	13,453	6.34	186,117	11,116	5.97
Loans and advances to customers – Overseas	121,092	6,977	5.76	104,579	5,206	4.98	69,118	3,201	4.63
Debt securities – UK	10,757	508	4.72	14,731	630	4.28	21,859	726	3.32
Debt securities – Overseas	21,962	1,051	4.79	22,299	994	4.46	18,132	761	4.20

Total interest-earning assets – banking business (2,3)	418,197	24,688	5.90	381,879	21,331	5.59	319,008	16,632	5.21

Total interest-earning assets – trading business (4)	202,408			172,990			133,353

Total interest-earning assets	620,605			554,869			452,361
Non-interest-earning assets (2,3)	213,297			182,179			70,446

Total assets	833,902			737,048			522,807

Percentage of assets applicable to overseas operations	35.2%			35.3%			32.9%

Liabilities and shareholders’ equity

Deposits by banks – UK	35,985	1,393	3.87	34,742	1,192	3.43	35,059	1,073	3.06
Deposits by banks – Overseas	28,772	1,228	4.27	27,383	891	3.25	16,425	398	2.42
Customer accounts: demand deposits – UK	86,207	2,428	2.82	73,653	2,057	2.79	67,519	1,568	2.32
Customer accounts: demand deposits – Overseas	13,113	441	3.36	13,823	299	2.16	11,580	147	1.27
Customer accounts: savings deposits – UK	30,933	1,058	3.42	26,727	778	2.91	23,149	625	2.70
Customer accounts: savings deposits – Overseas	19,766	529	2.68	21,700	381	1.76	18,349	252	1.37
Customer accounts: other time deposits – UK	67,126	2,807	4.18	60,350	2,325	3.85	51,591	1,699	3.29
Customer accounts: other time deposits – Overseas	36,177	1,636	4.52	32,024	979	3.06	20,725	479	2.31
Debt securities in issue – UK	45,829	2,210	4.82	42,745	1,771	4.14	41,058	1,351	3.29
Debt securities in issue – Overseas	25,249	1,076	4.26	19,621	633	3.23	12,320	229	1.86
Subordinated liabilities – UK	23,873	1,226	5.14	23,948	1,117	4.66	17,959	665	3.70
Subordinated liabilities – Overseas	2,639	160	6.06	2,642	154	5.83	235	15	6.38
Internal funding of trading business – UK	(44,475)	(1,893)	4.26	(37,628)	(1,125)	2.99	(35,317)	(920)	2.60
Internal funding of trading business – Overseas	(4,930)	(207)	4.20	(2,186)	(39)	1.78	(758)	(20)	2.64

Total interest-bearing liabilities – banking business (2,3)	366,264	14,092	3.85	339,544	11,413	3.36	279,894	7,561	2.70

Total interest-bearing liabilities – trading business (4)	204,810			172,744			131,743

Total interest-bearing liabilities	571,074			512,288			411,637
Non-interest-bearing liabilities
Demand deposits – UK	17,909			17,484			17,157
Demand deposits – Overseas	11,668			11,181			9,101
Other liabilities (3,4)	196,375			163,147			53,827
Shareholders’ equity	36,876			32,948			31,085

Total liabilities and shareholders’ equity	833,902			737,048			522,807

Percentage of liabilities applicable to overseas operations	32.3%			33.5%			30.5%

Notes:
(1)	The analysis into UK and Overseas has been compiled on the basis of location of office.
(2)	Interest-earning assets and interest-bearing liabilities include the Retail bancassurance assets and liabilities attributable to policyholders.
(3)	Interest income and interest expense do not include interest on financial assets and liabilities designated as at fair value through profit or loss.
(4)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

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

	2006 over 2005			2005 over 2004

	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:
	Average volume £m	Average rate £m	Net change £m	Average volume £m	Average rate £m	Net change £m

Interest-earning assets
Treasury bills and other eligible bills
UK	(48)	—	(48)	101	3	104
Overseas	1	—	1	—	1	1
Loans and advances to banks
UK	19	13	32	72	48	120
Overseas	(66)	44	(22)	6	(11)	(5)
Loans and advances to customers
UK	1,705	(17)	1,688	1,620	717	2,337
Overseas	887	884	1,771	1,748	257	2,005
Debt securities
UK	(183)	61	(122)	(273)	177	(96)
Overseas	(15)	72	57	184	49	233

Total interest receivable of the banking business
UK	1,493	57	1,550	1,520	945	2,465
Overseas	807	1,000	1,807	1,938	296	2,234

	2,300	1,057	3,357	3,458	1,241	4,699

Interest-bearing liabilities
Deposits by banks
UK	(44)	(157)	(201)	10	(129)	(119)
Overseas	(47)	(290)	(337)	(326)	(167)	(493)
Customer accounts: demand deposits
UK	(353)	(18)	(371)	(151)	(338)	(489)
Overseas	16	(158)	(142)	(33)	(119)	(152)
Customer accounts: savings deposits
UK	(133)	(147)	(280)	(102)	(51)	(153)
Overseas	37	(185)	(148)	(50)	(79)	(129)
Customer accounts: other time deposits
UK	(274)	(208)	(482)	(313)	(313)	(626)
Overseas	(140)	(517)	(657)	(313)	(187)	(500)
Debt securities in issue
UK	(134)	(305)	(439)	(58)	(362)	(420)
Overseas	(209)	(234)	(443)	(180)	(224)	(404)
Subordinated liabilities
UK	4	(113)	(109)	(254)	(198)	(452)
Overseas	—	(6)	(6)	(140)	1	(139)
Internal funding of trading business
UK	231	537	768	62	143	205
Overseas	81	87	168	27	(8)	19

Total interest payable of the banking business
UK	(703)	(411)	(1,114)	(806)	(1,248)	(2,054)
Overseas	(262)	(1,303)	(1,565)	(1,015)	(783)	(1,798)

	(965)	(1,714)	(2,679)	(1,821)	(2,031)	(3,852)

Movement in net interest income
UK	790	(354)	436	714	(303)	411
Overseas	545	(303)	242	923	(487)	436

	1,335	(657)	678	1,637	(790)	847

Non-interest income
	2006 £m	2005 £m	2004 £m

Fees and commissions receivable	7,116	6,750	6,473
Fees and commissions payable	(1,922)	(1,841)	(1,926)
Income from trading activities	2,675	2,343	1,988
Other operating income	3,564	2,953	2,138

	11,433	10,205	8,673

Insurance premium income	6,243	6,076	6,146
Reinsurers’ share	(270)	(297)	(499)

	5,973	5,779	5,647

	17,406	15,984	14,320

2006 compared with 2005

Non-interest income increased by £1,422 million, 9% to £17,406 million reflecting strong organic growth in all divisions especially Global Banking & Markets, up 25% and Wealth Management, up 17%. Non-interest income represents 62% of total income (2005 – 62%). Excluding general insurance premium income, non-interest income rose by 12% or £1,228 million to £11,433 million.

Within non-interest income, fees and commissions receivable increased by 5% or £366 million, to £7,116 million, while fees and commissions payable increased by 4%, £81 million to £1,922 million.

Income from trading activities, which primarily arises from providing customers with debt and risk management products in interest rate, currency and credit, was up £332 million, 14%, reflecting increased customer volumes.

Other operating income increased by 21%, £611 million to £3,564 million. This was principally due to growth in income from rental and asset-backed activities and principal investments in Corporate Markets.

General insurance premium income, after reinsurance, rose by 3%, or £194 million to £5,973 million with good growth in motor policies in the UK and Continental Europe.

2005 compared with 2004

Non-interest income increased by £1,664 million, 12% to £15,984 million reflecting strong performances in Global Banking & Markets, UK Corporate Banking and Citizens, and good growth in banking fee income, financial markets income and insurance premium income. The effect of implementing IAS 39 and IFRS 4 on 1 January 2005 was to reduce non-interest income.

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

Operating and financial review continued

Operating expenses

	2006 £m	2005 £m	2004 £m

Administrative expenses:
Staff costs	6,723	5,992	5,188
Premises and equipment	1,421	1,313	1,177
Other administrative expenses	2,658	2,816	2,323

Total administrative expenses	10,802	10,121	8,688
Depreciation and amortisation	1,678	1,825	1,674

	12,480	11,946	10,362

2006 compared with 2005

Operating expenses rose by 4% to £12,480 million to support the strong growth in business volumes.

Staff costs were up £731 million, 12% to £6,723 million reflecting growth and expansion of activities in Corporate Markets, where the number of staff increased by 1,700.

Premises and equipment expenses increased by £108 million, 8% to £1,421 million reflecting the continuation of our branch network improvement programme and ongoing investment in our major operational centres.

Other administrative expenses, down 6%, £158 million to £2,658 million reflected efficiency improvements whilst supporting higher business volumes and lower costs in relation to the integration of Churchill, First Active and Citizens' acquisitions.

The Group’s ratio of operating expenses to total income was 44.6% compared with 46.1% in 2005.

2005 compared with 2004

Operating expenses rose by 15% to £11,946 million to support growth in business volumes and included the loss on sale of subsidiaries.

Staff costs were up £804 million, 15% to £5,992 million reflecting business growth. The number of staff increased by 400 to 137,000.

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

Integration costs

	2006 £m	2005 £m	2004 £m

Staff costs	76	148	83
Premises and equipment	10	39	35
Other administrative expenses	32	131	149
Depreciation and amortisation	16	140	253

	134	458	520

2006 compared with 2005

Integration costs were £134 million compared with £458 million in 2005 comprising amortisation of internally developed software and other expenditure. Software costs were previously written-off as incurred under UK GAAP but under IFRS are now amortised over 3-5 years. All software relating to the NatWest integration was fully amortised by the end of 2005. The balance of integration costs principally relates to the integration of Churchill, First Active and Citizens’ acquisitions, including Charter One which was acquired in August 2004.

Accruals in relation to integration costs are set out below.

	At 31 December	Currency translation	Charge to	Utilised during	At 31 December
	2005	adjustments	income statement	the year	2006
	£m	£m	£m	£m	£m

Staff costs	32	(1)	76	(84)	23
Premises and equipment	14	(1)	10	(23)	—
Other	26	(1)	48	(65)	8

	72	(3)	134	(172)	31

2005 compared with 2004

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

Operating and financial review continued

Impairment losses

	2006	2005	2004
	£m	£m	£m

New impairment losses	2,093	1,879	1,629
less: recoveries of amounts previously written-off	(215)	(172)	(144)

Charge to income statement	1,878	1,707	1,485

Comprising:
Loan impairment losses	1,877	1,703	1,402
Other impairment losses	1	4	83

Charge to income statement	1,878	1,707	1,485

2006 compared with 2005

Impairment losses were £1,878 million compared with £1,707 million in 2005. New impairment losses were up 11%, £214 million to £2,093 million. Recoveries of amounts previously written-off were up £43 million, 25% to £215 million. Consequently the net charge to the income statement was up £171 million, 10% to £1,878 million. Improvements in Corporate Markets reflecting a benign credit environment partly offset higher impairment losses in Retail Markets and Citizens.

Total balance sheet provisions for impairment amounted to £3,935 million compared with £3,887 million in 2005.

Total provision coverage (the ratio of total balance sheet provisions for impairment to total risk elements in lending) decreased from 65% to 62%. The ratio of total balance sheet provisions for impairment to total risk elements in lending and potential problem loans also decreased to 62% compared with 65% in 2005. This reflects amounts written-off and the changing mix from unsecured to secured exposure.

2005 compared with 2004

Impairment losses were £1,707 million compared with £1,485 million in 2004 with higher provisions in Retail Markets partly offset by improvements in Global Banking & Markets and UK Corporate Banking. Following the implementation of IAS 39 on 1 January 2005, loan impairment losses are based on the discounted value of expected recoveries. As a result, provisions are higher initially but the difference between the discounted and undiscounted amounts emerges as interest income over the recovery period.

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

Other impairment losses were £4 million compared with £83 million in 2004.

Taxation

	2006	2005	2004
	£m	£m	£m

Tax	2,689	2,378	1,995

	%	%	%

UK corporation tax rate	30.0	30.0	30.0
Effective tax rate	29.3	30.0	27.4

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax as follows:

	2006	2005	2004
	£m	£m	£m

Expected tax charge	2,756	2,381	2,185
Interest on subordinated debt not allowable for tax	58	79	—
Non-deductible items	230	230	110
Non-taxable items	(251)	(166)	(128)
Taxable foreign exchange movements	5	(10)	(10)
Foreign profits taxed at other rates	63	77	49
Unutilised losses – brought forward and carried forward	14	(5)	6
Adjustments in respect of prior periods	(186)	(208)	(217)

Actual tax charge	2,689	2,378	1,995

Operating and financial review continued

Divisional performance

The results of each division before amortisation of purchased intangible assets, integration costs and net gain on sale of strategic investments and subsidiaries and, where appropriate, before allocation of manufacturing costs (“Contribution”) and after allocation of manufacturing costs (“Operating profit before tax”) are shown below. The Group continues to manage costs where they arise, with customer-facing divisions controlling their direct expenses whilst Manufacturing is responsible for shared costs. The Group does not allocate these shared costs between divisions in the day-to-day management of its businesses, and the way in which divisional results are presented reflects this. The results below include an allocation of Manufacturing costs to the customer-facing divisions on a basis management considers to be reasonable.

		2006			2005			2004

	Contribution £m	Allocation of Manufacturing costs £m	Operating profit before tax £m	Contribution £m	Allocation of Manufacturing costs £m	Operating profit before tax £m	Contribution £m	Allocation of Manufacturing costs £m	Operating profit before tax £m
Global Banking & Markets	3,933	(143)	3,790	3,179	(138)	3,041	2,378	(128)	2,250
UK Corporate Banking	2,189	(427)	1,762	1,986	(414)	1,572	1,798	(383)	1,415
Retail Markets
- Retail	3,867	(1,568)	2,299	3,781	(1,517)	2,264	4,082	(1,402)	2,680
- Wealth Management	497	(143)	354	410	(138)	272	359	(128)	231
Total Retail Markets	4,364	(1,711)	2,653	4,191	(1,655)	2,536	4,441	(1,530)	2,911
Ulster Bank	602	(214)	388	530	(207)	323	452	(192)	260
Citizens	1,582	-	1,582	1,575	-	1,575	1,071	-	1,071
RBS Insurance	964	(214)	750	935	(207)	728	873	(192)	681
Manufacturing	(2,852)	2,852	-	(2,758)	2,758	-	(2,552)	2,552	-
Central items	(1,368)	(143)	(1,511)	(1,387)	(137)	(1,524)	(612)	(127)	(739)

Profit before amortisation of purchased
intangible assets, integration costs and
net gain on sale of strategic investments
and subsidiaries	9,414	-	9,414	8,251	-	8,251	7,849	-	7,849
Amortisation of purchased intangible
assets	(94)	-	(94)	(97)	-	(97)	(45)	-	(45)
Integration costs	(134)	-	(134)	(458)	-	(458)	(520)	-	(520)
Net gain on sale of strategic investments
and subsidiaries	-	-	-	240	-	240	-	-	-

Operating profit before tax	9,186	-	9,186	7,936	-	7,936	7,284	-	7,284

The performance of each of the divisions is reviewed on pages 20 to 34.

Operating and financial review continued

Global Banking & Markets
	2006	2005	2004
	£m	£m	£m

Net interest income from banking activities	1,629	1,486	1,269
Funding costs of rental assets	(519)	(452)	(370)

Net interest income	1,110	1,034	899

Net fees and commissions receivable	861	678	674
Income from trading activities	2,379	2,061	1,766
Income from rental assets	1,196	1,074	924
Other operating income	1,280	744	350

Non-interest income	5,716	4,557	3,714

Total income	6,826	5,591	4,613

Direct expenses
– staff costs	1,975	1,518	1,246
– other	427	357	318
– operating lease depreciation	406	398	360

	2,808	2,273	1,924

Impairment losses	85	139	311

Contribution	3,933	3,179	2,378
Allocation of Manufacturing costs	143	138	128

Operating profit before tax	3,790	3,041	2,250

	31 December	31 December	1 January
	2006	2005	2005
	£bn	£bn	£bn

Total assets*	383.6	330.9	291.3
Loans and advances to customers – gross*
– banking book	94.3	82.0	70.5
– trading book	15.4	11.8	10.1
Rental assets	12.2	11.9	10.3
Customer deposits*	54.1	44.7	45.3
Risk-weighted assets	138.1	120.0	104.9

* excluding repos and reverse repos

2006 compared with 2005

Global Banking & Markets performed strongly in 2006, delivering excellent growth in income while continuing to build our strong international franchise. Total income rose by 22% to £6,826 million, contribution by 24% to £3,933 million and operating profit by 25% to £3,790 million.

GBM is a leading provider of debt financing and risk management solutions covering the origination, structuring and distribution of a wide range of assets. In 2006 we arranged over $450 billion of financing for our corporate and institutional customers, up 17% from 2005. We ranked first among managers of global asset-backed and mortgage-backed securitisations and fourth among managers of global syndicated loans, while among managers of international bonds we moved from thirteenth place to eighth. These league table positions demonstrate our success in broadening and deepening our franchise.

In 2006 we have further invested in extending our product capabilities and our worldwide reach. Income in North America rose by 18% in local currency, despite flat revenues in our US residential mortgage-backed securities business, as the investments we have made in our debt capital markets, loan markets, rates and credit trading businesses have borne fruit.

In Europe, income increased by 26% in local currency as a result of good performances in Germany, France, Spain, Italy and the Nordic region. We participated in many of the largest cross-border financings in 2006. Asia-Pacific, too, showed marked progress, with income increasing by 35% in US dollar terms. We have established a promising presence in the region, building our product capability and client relationships.

Net interest income rose by 7% to £1,110 million, representing 16% of total GBM income. Average loans and advances to customers increased by 20% as we further expanded our customer base outside the UK.

Net fee income rose by 27% to £861 million, reflecting our top tier position in arranging, structuring and distributing large scale private and public financings. We have increased our customer penetration, and in 2006 were the third most active underwriter of bonds for European, including UK, corporates.

Income from trading activities continued to grow steadily, rising by 15% to £2,379 million as a result of good volumes of debt and risk management products provided to our customers. A strong performance in credit products was supplemented by growth in our broadening product range, including equity derivatives and structured credit, partially offset by the impact of a slower US mortgage-backed securities market. Average trading book value at risk remained modest at £14.2 million.

Our rental and other asset-based activities have achieved continuing success in originating, structuring, financing and managing physical assets such as aircraft, trains, ships and real estate for our customers. This success has driven good growth in income from rental assets, which increased to £1,196 million from £1,074 million.

These businesses also generate value through the ownership of a portfolio of assets which we manage actively. Good results from these activities, as well as from principal investments where we work with our corporate customers and with financial sponsors, leveraging our financial capability to structure and participate in a wide variety of investment opportunities, were reflected in other operating income, which increased to £1,280 million from £744 million in 2005.

We have maintained good cost discipline while continuing to invest in extending our geographical footprint, our infrastructure and our product range. Total expenses grew by 22% to £2,951 million. Variable performance-related compensation increased and now accounts for 41% of total costs.

Portfolio risk remained stable and the corporate credit environment remained benign. Impairment losses fell to £85 million, with the distribution of impairments over the course of the year reflecting recoveries in the first half.

Average risk-weighted assets grew by 11% and the ratio of operating profit to average risk-weighted assets improved from 2.6% to 2.9%.

2005 compared with 2004

An excellent performance from our Global Banking & Markets customer segment in 2005 shows the fruits of the global platform we have built over the last five years, with good growth in all major geographies and across-the-board success in income generation from our core banking, structured finance and financial markets activities.

Total income increased by 21% to £5,591 million, with contribution up 34% to £3,179 million, benefiting from cost discipline and continuing benign credit conditions. Operating profit before tax rose by 35% to £3,041 million.

Debt underwriting volumes remained strong throughout the course of the year, reflecting our involvement in many of the largest financings in the UK and Europe for both large corporates and private equity sponsors. We were the fourth most active bank worldwide in arranging and underwriting bank lending in 2005. A strong distribution performance brought weighted risk assets to £120 billion at year-end, up 14% over the year and back to a more consistent trend level than the amount at 30 June 2005.

Non-interest income grew by 23% to £4,557 million and now accounts for 82% of Global Banking & Markets revenues.

We recorded good growth in fees earned from customer services in risk management, financial structuring and debt-raising. A strong performance from RBS Greenwich Capital, which has been brought together with other Global Banking & Markets activities in North America, contributed to steady growth in income from trading activities. Customer volumes were higher across all products and particularly good in our credit markets businesses. Average trading Value at Risk was held steady at a very conservative level, £12 million.

Our continuing success in aircraft, train, ship and hotel leasing delivered good growth in net income from rental assets. Our operating income grew strongly, with our structured finance investment portfolio producing good realised gains, notably in the second half of the year.

Growth in direct expenses was 18%, reflecting variable performance-related costs.

Operating and financial review continued

UK Corporate Banking
	2006	2005	2004
	£m	£m	£m

Net interest income	2,111	1,904	1,639
Non-interest income	1,342	1,265	1,347

Total income	3,453	3,169	2,986

Direct expenses
– staff costs	562	488	458
– other	183	164	140
– operating lease depreciation	330	335	320

	1,075	987	918

Impairment losses	189	196	270

Contribution	2,189	1,986	1,798
Allocation of Manufacturing costs	427	414	383

Operating profit before tax	1,762	1,572	1,415

	31 December	31 December	1 January
	2006	2005	2005
	£bn	£bn	£bn

Total assets*	88.7	78.3	68.1
Loans and advances to customers – gross*	86.8	76.7	66.4
Customer deposits*	78.4	66.4	55.4
Risk-weighted assets	93.1	82.6	73.5

* excluding repos and reverse repos

2006 compared with 2005

UK Corporate Banking had a successful year across all its businesses, strengthening its market leading positions in corporate and commercial banking and building good momentum in the provision of a broadening range of financing and risk management services to its customer base. As a result UKCB increased its total income by 9% to £3,453 million and contribution by 10% to £2,189 million. Operating profit before tax rose by 12% to £1,762 million.

Net interest income grew by 11% to £2,111 million. We achieved an 18% increase in average loans and advances to customers, with good growth across all customer segments. We increased average customer deposits by 21%, demonstrating the attractiveness of our range of deposit products for commercial and corporate customers. Changes in the deposit mix and some narrowing of lending margins, principally in the first half of the year, led to a modest decline in UKCB’s net interest margin.

Non-interest income rose by 6% to £1,342 million, reflecting good growth in origination fees and improved distribution of trade and invoice finance and interest rate and foreign exchange products.

Total expenses rose by 7% to £1,502 million. The increase in direct expenses, excluding operating lease depreciation, reflected the recruitment of additional relationship managers and other staff to strengthen the quality of service provided to our expanding customer base, as well as further investment in our electronic banking proposition.

Impairment losses were 4% lower than in 2005 at £189 million. Portfolio risk remained stable and the credit environment benign.

2005 compared with 2004

UK Corporate Banking generated good results in 2005, building on the strength of its UK franchise. We maintained our market-leading positions in corporate and commercial banking, asset finance and invoice finance. Total income rose by 6% to £3,169 million, whilst contribution rose by 10% to £1,986 million. Operating profit before tax rose by 11% to £1,572 million.

Net interest income increased 16% to £1,904 million as a result of strong growth in average lending and in average customer deposits.

Non-interest income declined by 6% to £1,265 million, reflecting the effect of IAS 39 on recognition of fee income being partially offset by our continued success in cross-selling our full range of products and services to customers. Our business has benefited from the co-location of our asset finance and invoice finance managers with our corporate and commercial banking operations.

Direct expense growth was 8% which included a further investment in customer-facing staff.

Impairment losses were 27% lower than in 2004 at £196 million, reflecting a further improvement in our credit metrics.

Retail Markets

Retail Markets was established in June 2005 to strengthen co-ordination and delivery of our multi-brand retail strategy across our product range, and comprises Retail and Wealth Management.

	2006	2005	2004
	£m	£m	£m

Net interest income	4,711	4,510	4,261
Non-interest income	3,926	3,746	3,899

Total income	8,637	8,256	8,160

Direct expenses
– staff costs	1,648	1,565	1,458
– other	793	829	839

	2,441	2,394	2,297

Insurance net claims	488	486	702
Impairment losses	1,344	1,185	720

Contribution	4,364	4,191	4,441
Allocation of Manufacturing costs	1,711	1,655	1,530

Operating profit before tax	2,653	2,536	2,911

	31 December	31 December	1 January
	2006	2005	2005
	£bn	£bn	£bn

Total banking assets	119.9	114.4	104.9
Loans and advances to customers – gross
– mortgages	69.8	64.6	56.9
– personal	21.0	21.5	20.2
– cards	9.1	9.6	9.4
– business	18.1	16.7	15.9
Customer deposits*	115.6	105.3	97.0
Investment management assets – excluding deposits	34.9	31.4	26.6
Risk-weighted assets	78.4	80.6	76.5

* customer deposits exclude bancassurance

2006 compared with 2005

Retail Markets achieved a good performance in 2006, with total income rising by 5% to £8,637 million. Contribution increased by 4% to £4,364 million and operating profit before tax by 5% to £2,653 million.

Responding to evolving demand from its customers, Retail Markets has added to its capabilities in deposits and investment products and has been rewarded by strong growth in these areas. Lending growth has been centred on high quality residential mortgages and small business loans, while personal unsecured lending was flat, as we limited our activity in the direct loans market and customer demand remained subdued. We have used our full range of brands to address markets flexibly, focusing on the most appropriate products and channels in the light of prevailing market conditions.

Expenses have been kept under tight control, with additional investment in our business offset by efficiency gains and the benefits of combining Retail Banking and Direct Channels into a unified business.

Customer recruitment has been centred on our branch channels, where we have achieved good growth in savings accounts and are joint market leader for personal current accounts. Our commitment to customer service, through the largest network of branches and ATMs in the UK, is reflected in our industry-leading customer satisfaction ratings.

Average risk-weighted assets fell by 1%, reflecting a change in business mix toward mortgage lending as well as careful balance sheet management, including increased use of securitisations.

2005 compared with 2004

Total income increased by 1% to £8,256 million and contribution decreased by 6% to £4,191 million, with good discipline on costs helping to partially offset increased impairment losses on unsecured lending. Operating profit before tax fell by 13% to £2,536 million.

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

Operating and financial review continued

Retail
	2006	2005	2004
	£m	£m	£m

Net interest income	4,211	4,068	3,858
Non-interest income	3,492	3,374	3,529

Total income	7,703	7,442	7,387

Direct expenses
– staff costs	1,349	1,307	1,196
– other	656	696	705

	2,005	2,003	1,901

Insurance net claims	488	486	702
Impairment losses	1,343	1,172	702

Contribution	3,867	3,781	4,082
Allocation of Manufacturing costs	1,568	1,517	1,402

Operating profit before tax	2,299	2,264	2,680

	31 December	31 December	1 January
	2006	2005	2005
	£bn	£bn	£bn

Total banking assets	108.8	104.3	95.8
Loans and advances to customers – gross
– mortgages	65.6	61.1	53.5
– personal	17.7	17.7	17.0
– cards	9.0	9.5	9.3
– business	16.9	16.3	15.3
Customer deposits*	87.1	79.8	74.7
Risk-weighted assets	71.9	74.5	70.5

* customer deposits exclude bancassurance

2006 compared with 2005

Retail has delivered a good performance in 2006, achieving 4% growth in total income to £7,703 million. Contribution was up by 2% to £3,867 million, and operating profit before tax by 2% to £2,299 million.

We have advanced in personal banking, with good growth in savings and investment products combined with effective cost control and improvements in the quality of our lending book. Credit card recruitment and unsecured personal lending continues to be focused on lower risk segments, with reduced emphasis on acquisition through direct marketing.

We have continued to expand our customer franchise, growing our personal current account base by 232,000 in 2006 as a result of our sustained focus on quality and customer service. We continue to have the highest share of customers switching current accounts from other banks, and are now joint leader in the personal current account market. RBS is first and NatWest is joint second among major high street banks in Great Britain for the percentage of main current account customers that are "extremely satisfied" overall.

Net interest income increased by 4% to £4,211 million, with faster growth in deposits helping to mitigate lower unsecured lending volumes. Net interest margin improved slightly in the second half.

Average customer deposit balances were 9% higher, driven by personal savings balances up 12% and accelerating growth in business deposits, up 7%. Average mortgage lending was up 8%, with stronger volumes in the second half leading to a 7% market share of net lending in that period. Our offset mortgage product continues to perform well. For the year as a whole, average personal unsecured and credit card lending was flat, reflecting the slower UK consumer demand and our concentration on quality business with existing customers. In the second half we further reduced our activity in the direct loans market, but unsecured balances from our RBS and NatWest customers are broadly in line with the first half. Average business lending rose 5%, reflecting our cautious credit stance.

Non-interest income rose by 4% to £3,492 million. There was strong growth in our investments and private banking businesses as well as business banking fees, mitigating the slowdown in personal loan related insurance income.

Despite investments for future growth, total expenses rose by just 2%, to £3,573 million, whilst direct expenses were held flat at £2,005 million. Staff costs increased by 3% to £1,349 million, reflecting sustained investment in customer service and the expansion of our bancassurance and investment businesses. We continue to make efficiency gains as a result of the consolidation of our retail businesses. Other costs, such as marketing expenses, fell by 6% to £656 million, also benefiting from consolidation.

Impairment losses increased by 15% to £1,343 million, but were lower in the second half of the year than in the first. The year-on-year change in impairment losses slowed from 18% in the first half to 11% in the second half. Credit card arrears have stabilised, while the rate of increase in arrears on unsecured personal loans continued to slow. Mortgage arrears remain very low – the average loan-to-value ratio of Retail’s mortgages was 46% overall and 64% on new mortgages written in 2006. Small business credit quality remains steady.

Bancassurance
Bancassurance has had an excellent year with sales increasing by 56% to £267 million annual premium equivalent. The growth reflects the continued increase in focus on the recruitment of Financial Planning Managers, up 25% and productivity levels, up 43%. Increased sales of collective investments on the back of a successful ISA season and strong individual pensions growth, boosted by A-Day, helped underpin the outturn. Sales of guaranteed bonds were also particularly strong, and helped support a new business margin which improved significantly over the period. The product proposition was strengthened across all lines. Latest market share data shows an increase from 6.6% to 9.0% . On a UK GAAP embedded value basis for life assurance, investment contracts and open ended investment companies, adjusted for investment market volatility, pre tax profit was £78 million compared with £42 million in 2005.

Net claims, which include maturities, surrenders and liabilities to policyholders, were stable at £488 million compared with £486 million in 2005.

2005 compared with 2004

Total income for 2005 of £7,442 million and contribution of £3,781 million were adversely affected by the implementation of IAS 32, IAS 39 and IFRS 4 on 1 January 2005. Operating profit before tax fell by 16% to £2,264 million.

During 2005 we continued to demonstrate our commitment to customer service, with significant progress in terms of the proportion of our customers who are “extremely” satisfied and we are making pleasing progress in the current account switcher market. Among the high street banks, Royal Bank of Scotland ranks first for customer satisfaction with NatWest in joint second place.

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

Net interest income increased by 5%, or £210 million, to £4,068 million. This increase reflects, amongst other things, the success of the First Active brand in the UK mortgage market and the maturing of the MINT portfolio. Net interest margin was lower in 2005 than in 2004 with increased product margins offsetting mix effects. Spreads in mortgages and some savings products improved in the latter part of the year.

Non-interest income fell by 4% to £3,374 million. Growth in income from core personal and small business banking services, good progress in our private banking and investment businesses, higher volumes in both domestic and international card acquiring, strong sales through Tesco Personal Finance, the introduction of balance transfer fees and good growth in Europe were offset by the effect of IAS 39 and IFRS 4 on recognition of fee income and bancassurance income.

Direct expense grew by 5%, partly due to investment in future income initiatives in the second half of the year. Staff costs increased by 9% to £1,307 million primarily as a result of continued investment in customer-facing staff with over 500 additional customer advisors in branches, an increase in telephone banking advisors, and continued expansion of our bancassurance and investment businesses. We continue to make efficiency gains in other areas contributing to a decrease in other costs to £696 million. A more cautious approach to direct lending along with our successful focus on recruitment of customers through branches also contributed to this decrease.

Net claims in bancassurance, which under IFRS include maturities, surrenders and liabilities to policyholders, were £486 million compared with £702 million in 2004.

Impairment losses increased by 67% or £470 million to £1,172 million. The increased charge principally reflects the implementation of IAS 39 from 1 January 2005, growth in lending and increase in personal arrears over recent years. We have taken further steps to refine our credit policy, tighten lending criteria and improve our recoveries process.

Operating and financial review continued

Wealth Management

	2006	2005	2004
	£m	£m	£m

Net interest income	500	442	403
Non-interest income	434	372	370

Total income	934	814	773

Direct expenses
– staff costs	299	258	262
– other	137	133	134

	436	391	396

Impairment losses	1	13	18

Contribution	497	410	359
Allocation of Manufacturing costs	143	138	128

Operating profit before tax	354	272	231

	31 December	31 December	1 January
	2006	2005	2005
	£bn	£bn	£bn

Loans and advances to customers – gross	8.8	7.8	7.1
Investment management assets – excluding deposits	28.2	25.4	21.6
Customer deposits	28.5	25.5	22.3
Risk-weighted assets	6.5	6.1	6.0

2006 compared with 2005

Wealth Management delivered strong growth, with total income rising by 15% to £934 million. Contribution grew by 21% to £497 million and operating profit before tax by 30% to £354 million.

Wealth Management’s offering of private banking and investment services delivered robust organic income growth in 2006. Our continuing investment in Coutts UK, Adam & Company and our offshore businesses helped us to achieve an overall increase in client numbers of 5%. Coutts UK customers rose by 9%. Outside the UK, Coutts International moved its headquarters to Singapore and was successful in the Asia-Pacific region in recruiting additional experienced private bankers. We grew customer numbers in the region by 13% and income by 24%.

Growth in banking volumes contributed to a 13% rise in net interest income to £500 million. Average loans and advances to customers rose by 14% and average deposits by 10%, with net interest margin maintained at close to 2005 levels.

Non-interest income grew by 17% to £434 million, reflecting higher investment management fees and performance fees, as well as strong growth in new business volumes, particularly in the UK. Assets under management rose by 11%, to £28.2 billion at the year-end.

Total expenses rose by 9% to £579 million. In a highly competitive recruitment market, headcount was successfully increased by 7%, reflecting our continued investment in the UK and further expansion in Asia.

Impairment losses returned to historic levels, following a number of specific items in prior years.

2005 compared with 2004

Total income rose by 5% to £814 million, reflecting good growth across all our businesses, and contribution was 14% higher at £410 million. Operating profit before tax rose by 18% to £272 million. Coutts UK and Adam & Co both gained good numbers of customers, with Coutts up 7% and Adam up 11%. 2005 also saw the continuation of rapid growth in Asia, where the number of private bankers increased by 20%, with particular emphasis placed on recruitment for the Chinese and Indian markets.

Net interest income increased by 10% to £442 million. Strong growth in average customer loans and deposits was partially offset by lower net interest margin due to a change in the mix of business.

Non-interest income was steady at £372 million. Average assets under management rose 9% to £23.1 billion as a result of good new business volumes in Coutts UK and the rise in equity markets. Assets under management at the year end were £25.4 billion, an increase of 18%.

Direct expenses decreased by 1% to £391 million, reflecting a continued focus on efficiency. Despite continued investment in growth markets in both the UK and overseas, staff costs were 2% lower than in 2004. Other costs reduced to £133 million.

Impairment losses amounted to £13 million, down £5 million.

Ulster Bank

	2006	2005	2004
	£m	£m	£m

Net interest income	773	655	550
Non-interest income	215	203	193

Total income	988	858	743

Direct expenses
– staff costs	224	191	172
– other	91	79	79

	315	270	251

Impairment losses	71	58	40

Contribution	602	530	452
Allocation of Manufacturing costs	214	207	192

Operating profit before tax	388	323	260

	31 December	31 December	1 January
	2006	2005	2005
	£bn	£bn	£bn

Total assets	43.1	35.9	28.7
Loans and advances to customers – gross
– mortgages	15.0	13.2	10.1
– corporate	19.6	13.7	12.2
– other	2.1	1.3	0.7
Customer deposits	18.0	15.9	13.6
Risk-weighted assets	28.3	22.4	18.6
Average exchange rate – €/£	1.467	1.463	1.474
Spot exchange rate – €/£	1.490	1.457	1.418

2006 compared with 2005

Ulster Bank made strong progress in both personal and corporate banking in the Republic of Ireland and in Northern Ireland, with total income rising by 15% to £988 million. Contribution increased by 14% to £602 million and operating profit before tax by 20% to £388 million.

Net interest income increased by 18% to £773 million, reflecting growth in both loans and customer deposits. Average loans and advances to customers increased by 28%, and average customer deposits by 15%. A principal focus during 2006 was the expansion of our corporate banking franchise, and we succeeded in increasing corporate customer numbers by 7% in the Republic of Ireland and by 4% in Northern Ireland. This contributed to strong growth in both corporate lending, where average loans and advances increased by 32%, and deposits, with Ulster Bank winning a share of new business current accounts well in excess of its historic market share, particularly in the Republic of Ireland. Average mortgage balances grew by 26%, although the rate of growth was slower in the second half when there was some evidence of a more subdued pace of expansion in the mortgage market. The change in business mix resulting from strong growth in corporate lending and mortgages, together with some competitive pressures, led to a modest reduction in net interest margin in the first half, with margin stabilising in the second half.

Non-interest income rose by 6% to £215 million. Ulster Bank achieved good growth in fees from credit cards and ATMs as well as in sales of investment products, which was only partially offset by the introduction of Ulster Bank’s new range of current accounts, which are free of transaction fees.

Total expenses increased by 11% to £529 million, as we continued our investment programme to support the future growth of the business. We recruited additional customer-facing staff, particularly in corporate banking, opened three new business centres and continued with our branch improvement programme. By the end of 2006, 70% of Ulster Bank branches had been upgraded.

During 2006 we successfully completed the migration of our core systems to the RBS Group manufacturing model and, as a result, we now have access to the complete RBS product range.

The credit environment remains benign. Impairment losses rose by £13 million to £71 million, consistent with growth in lending.

2005 compared with 2004

Total income increased by 15% to £858 million, with contribution up 17% to £530 million, as Ulster Bank achieved another year of strong growth, with excellent customer recruitment, robust lending volumes and very good growth in deposits. First Active continues to perform well and in line with our integration plan. It led the Republic of Ireland market with the introduction of new mortgage products, as well as launching new credit card and direct loan products. Operating profit before tax rose by 24% to £323 million.

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

Direct expenses increased by 8% to £270 million, as a result of investment to support the growth of the business. This investment will continue into 2006. We have continued with our branch improvement programme, upgrading 50 branches in the Republic of Ireland and 39 in Northern Ireland.

Impairment losses increased by £18 million to £58 million, reflecting the growth in lending.

Operating and financial review continued

Citizens

	2006	2005	2004	2006	2005	2004
	£m	£m	£m	US$m	US$m	US$m

Net interest income	2,085	2,122	1,609	3,844	3,861	2,948
Non-interest income	1,232	1,142	659	2,271	2,079	1,207

Total income	3,317	3,264	2,268	6,115	5,940	4,155

Direct expenses
– staff costs	803	819	580	1,480	1,490	1,063
– other	751	739	500	1,385	1,344	916

	1,554	1,558	1,080	2,865	2,834	1,979

Impairment losses	181	131	117	333	239	214

Operating profit before tax	1,582	1,575	1,071	2,917	2,867	1,962

	31 December	31 December	1 January	31 December	31 December	1 January
	2006	2005	2005	2006	2005	2005
	£bn	£bn	£bn	US$bn	US$bn	US$bn

Total assets	82.6	92.2	73.2	162.2	158.8	141.7
Loans and advances to customers – gross
– mortgages	9.5	10.9	7.5	18.6	18.8	14.4
– home equity	17.6	18.5	14.1	34.5	31.8	27.2
– other consumer	11.7	14.4	10.9	23.2	24.8	21.2
– corporate and commercial	16.7	17.0	14.9	32.7	29.2	28.9
Customer deposits	54.3	61.7	51.3	106.8	106.3	99.2
Risk-weighted assets	57.6	61.8	48.3	113.1	106.4	93.5

Average exchange rate – US$/£				1.844	1.820	1.832
Spot exchange rate – US$/£				1.965	1.721	1.935

2006 compared with 2005

Citizens grew its total income by 2% to £3,317 million, while its operating profit rose slightly to £1,582 million. In dollar terms, Citizens total income increased by 3% to $6,115 million and its operating profit before tax by 2% to $2,917 million.

We have achieved good growth in lending volumes, with average loans and advances to customers increasing by 10%. In business lending, average loans excluding finance leases increased by 15%, reflecting Citizens’ success in adding new mid-corporate customers and increasing its total number of business customers by 4% to 467,000. In personal lending, Citizens increased average mortgage and home equity lending by 14%, though the mortgage market slowed in the second half. Average credit card receivables, while still relatively small, increased by 19%.

We increased average customer deposits by 4%, although spot balances at the end of 2006 were little changed from the end of 2005. As interest rates rose further and the US yield curve inverted, we saw migration from low-cost checking and liquid savings to higher-cost term and time deposits. This migration is a principal reason for the decline in Citizens’ net interest margin to 2.72% in 2006, compared with 3.00% in 2005. The decline slowed over the course of the year, with net interest margin in the second half 6 basis points lower than in the first. Lower net interest margins more than offset the benefit of higher average loans and deposits, leaving net interest income marginally lower at $3,844 million.

Non-interest income rose by 8% to £1,232 million. In dollar terms, non-interest income rose by 9% to $2,271 million. Business and corporate fees rose strongly, with good results especially in foreign exchange, interest rate derivatives and cash management benefiting from increased activity with Corporate Markets. There was good progress in debit cards, where issuance has been boosted by the launch in September of our "Everyday Rewards" programme. Citizens has also become the US’s leading issuer of Paypass™ contactless debit cards, with 3.65 million cards issued. Our credit card customers increased by 20%, whilst RBS Lynk, our merchant acquiring business, also achieved significant growth, processing 40% more transactions than it did in 2005 and expanding its merchant base by 11%.

Total expenses were flat, reflecting tight cost control and a 5% reduction in headcount, despite continued investment in growth opportunities such as mid-corporate banking, contactless debit cards, merchant acquiring and supermarket banking.

Citizens continued to expand its branch network. Our partnership with Stop & Shop Supermarkets has helped us to expand our supermarket banking franchise into New York, while in October we announced the purchase of GreatBanc, Inc., strengthening our position in the Chicago market and making us the 4th largest bank in the Chicago area, based on deposits. The acquisition was completed in February 2007.

Impairment losses totalled £181 million ($333 million), representing just 0.31% of loans and advances to customers and illustrating the prime quality of our portfolio. Underlying strong credit quality remained unchanged as our portfolio grew, with risk elements in lending and problem loans representing 0.32% of loans and advances, the same level as in 2005. Our consumer lending is to prime customers with average FICO scores on our portfolios, including home equity lines of credit, in excess of 700, and 95% of lending is secured.

2005 compared with 2004

Citizens performed well in 2005, delivering a strong underlying performance in challenging market conditions both from the old Citizens franchise and from Charter One. Total income grew by 44% to £3,264 million and contribution by 47% to £1,575 million. Total income, in US dollars, rose by 43% to $5,940 million and contribution by 46% to $2,867 million, including a full year’s contribution from Charter One. Excluding Charter One and other acquisitions, income rose by 7% and contribution by 10%, despite the impact of the flattening of the yield curve, which reduced net interest margin and the rate of growth in net interest income.

We have grown our customer numbers in both personal and business segments, with Charter One increasing its small business and corporate customer base by 10%. Cooperation between Citizens and RBS Global Banking & Markets and UK Corporate Banking is yielding good results. Citizens’ new international cash management service has already won nearly 300 new accounts with existing RBS customers, bringing in more than $80 million of new core deposits.

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

Net interest income increased by 32% to £2,122 million. In dollar terms, net interest income increased by 31% to $3,861 million. This reflected strong growth in both lending and deposits. Excluding acquisitions, average lending increased by 13% or $6.7 billion, with robust growth in secured consumer lending, and average customer deposits by 9% or $5.7 billion. However, as a consequence of the flattening yield curve, net interest income excluding acquisitions was only 4% higher at $2,534 million.

Non-interest income was up 73% to £1,142 million. In dollar terms, non-interest income was up 72% to $2,079 million. Excluding acquisitions, non-interest income grew by 15% to $1,004 million, benefiting from higher fee income, increased student loan and leasing activities, and investment gains.

Direct expenses were up 44% to £1,558 million. In dollar terms, direct expenses were up 43% to $2,834 million. Expense growth, excluding acquisitions, was contained to 6%.

Impairment losses were up £14 million to £131 million. In dollar terms, impairment losses, including acquisitions, were up $25 million to $239 million. Credit quality overall remained stable. More than 90% of our personal sector lending is secured, and as a result there was minimal impact from the change in US bankruptcy laws in 2005.

RBS Insurance
	2006	2005	2004
	£m	£m	£m

Earned premiums	5,713	5,641	5,507
Reinsurers’ share	(212)	(246)	(454)

Insurance premium income	5,501	5,395	5,053
Net fees and commissions	(486)	(449)	(481)
Other income	664	543	467

Total income	5,679	5,489	5,039

Direct expenses
– staff costs	319	316	295
– other	426	411	313

	745	727	608

Gross claims	4,030	3,903	3,826
Reinsurers’ share	(60)	(76)	(268)

Net claims	3,970	3,827	3,558

Contribution	964	935	873
Allocation of Manufacturing costs	214	207	192

Operating profit before tax	750	728	681

	31 December 2006	31 December 2005	31 December 2004

In-force policies (000’s)
– Core motor: UK	7,490	7,439	7,174
– Core motor: Continental Europe	2,114	1,862	1,639
– Core non-motor (including home, rescue, SMEs, pet, HR24): UK	4,920	4,799	4,450
– Partnerships (including motor, home, rescue, SMEs, pet, HR24)	7,267	7,559	7,370

General insurance reserves – total (£m)	8,068	7,776	7,379

2006 compared with 2005

RBS Insurance increased total income by 3% to £5,679 million, with contribution also rising by 3% to £964 million and operating profit before tax by the same percentage to £750 million.

We achieved good overall policy growth of 3% in our core businesses including excellent progress in our European businesses. Our joint venture in Spain grew policy numbers by 14% to 1.34 million.

In the UK we have grown our core motor book by 1% whilst focusing on more profitable customers acquired through our direct brands, with good results achieved through the internet channel, which accounted for half of all new own-brand motor policies last year.

We implemented price rises in motor insurance in the second half of the year, and average motor premium rates across the market increased in the fourth quarter. Higher premium rates will, however, take time to feed through into income, and competition on prices remains strong.

Our core non-motor personal lines policies grew by 3%, with particularly good progress in Tesco Personal Finance. SME has also performed well with policies sold through our intermediary business growing by 10%.

However, some of our partnership books continue to age and we did not renew a number of other partnerships. As a result, the number of partnership policies in force fell by 8% in motor and by 9% in home.

Insurance premium income was up 2% to £5,501 million, reflecting a modest overall increase in the total number of in-force policies.

Net fees and commissions payable increased by 8% to £486 million, whilst other income rose by 22% to £664 million, reflecting increased investment income.

Total expenses rose by 3% to £959 million. Good cost discipline held direct expenses to £745 million, up 2%. Staff costs rose by 1%, reflecting improved efficiency despite continued investment in service standards. A 4% rise in non-staff costs included increased marketing expenditure to support growth in continental Europe.

Net claims rose by 4% to £3,970 million. The environment for home claims remained benign, whilst underlying increases in average motor claims costs were partially offset by purchasing efficiencies and improvements in risk management.

The UK combined operating ratio for 2006, including Manufacturing costs, was 94.6%, compared with 93.4% in 2005, reflecting a higher loss ratio and the discontinuation of some partnerships.

2005 compared with 2004

RBS Insurance produced a good performance in 2005, with total income increasing by 9% to £5,489 million and contribution by 7% to £935 million. Operating profit before tax rose by 7% to £728 million. The integration of Churchill was completed in September 2005, ahead of plan, and Churchill delivered greater transaction benefits than anticipated at the time of the acquisition. Following the integration of Churchill, all our direct general insurance businesses in the UK now operate on a common platform.

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

Direct expenses rose by 20%. Excluding the impact of a change in reinsurance arrangements, total income rose by 6% and expenses by 9%. Net insurance claims on the same basis were up by 5%, reflecting increased volumes, claims inflation in motor and an increase in home claims following severe storms in the UK in January 2005.

The UK combined operating ratio for 2005 was 93.4%.

Operating and financial review continued

Manufacturing
	2006	2005	2004
	£m	£m	£m

Staff costs	763	725	757
Other costs	2,089	2,033	1,795

Total Manufacturing costs	2,852	2,758	2,552
Allocated to divisions	(2,852)	(2,758)	(2,552)

	—	—	—

Analysis of Manufacturing costs:
Group Technology	966	953	860
Group Property	910	834	733
Customer Support and other operations	976	971	959

Total Manufacturing costs	2,852	2,758	2,552

2006 compared with 2005

Manufacturing costs increased by 3% to £2,852 million, benefiting from investment in efficiency programmes while supporting business growth and maintaining high levels of customer satisfaction. Staff costs rose by 5%, with increases in Group Technology partially offset by reduced headcount in Operations.

Group Technology costs were 1% higher at £966 million, as we achieved significant improvements in productivity balanced by investment in software development. In the biggest integration project undertaken since NatWest, we brought Ulster Bank onto the RBS technology platform.

Group Property costs increased by 9% to £910 million, reflecting the continuation of our branch improvement programme and ongoing investment in major operational centres, including Manchester, Birmingham and Glasgow.

Customer Support and other operations held costs virtually flat at £976 million and, like Group Technology, achieved significant improvements in productivity. At the same time we maintained our focus on service quality, and our UK-based telephony centres continued to record market-leading customer satisfaction scores. Our investment in ‘lean manufacturing’ approaches across our operational centres is expected to deliver further improvements in efficiency.

2005 compared with 2004

Manufacturing’s costs increased by 8% to £2,758 million. Excluding software amortisation, costs rose by 4%. Costs relating to internal software development, which under UK GAAP were written off as incurred, are now under IFRS capitalised and amortised.

Group Technology costs increased by 11% to £953 million. Excluding software amortisation, costs were up 2%, with support for increased business volumes offset by efficiency improvements. The Group Efficiency Programme was substantially completed during the year, with major implementations such as a new system for handling customer queries and a new customer account-opening platform. The Churchill systems integration was completed in September 2005.

Group Property costs increased by 14% to £834 million. We improved the efficiency of our property utilisation in 2005 while continuing our programme of investment both in the branch networks and in our major operational centres, including Birmingham, Manchester and our new headquarters in Edinburgh.

Customer Support and other operations costs increased by 1% to £971 million despite a much greater increase in the business volumes supported. Cash withdrawals from ATMs, for example, rose by 13%, while we handled 10% more mortgage applications and 7% more personal loan volumes. These increases were absorbed by improved efficiency through the delivery of new systems and ways of working.

Central items
	2006	2005	2004
	£m	£m	£m

Funding costs	780	801	245
Departmental and corporate costs	588	586	367

	1,368	1,387	612
Allocation of Manufacturing costs	143	137	127

Total central Items	1,511	1,524	739

2006 compared with 2005

Total central items decreased by 1% to £1,511 million.

Central funding costs were 3% lower at £780 million, largely reflecting a year on year reduction of £41 million in IFRS-related volatility. The Group hedges its economic risks, and volatility attributable to derivatives in economic hedges that do not meet the criteria in IFRS for hedge accounting is transferred to the Group’s central treasury function.

Departmental and corporate costs at £588 million were similar to 2005.

2005 compared with 2004

Total central items increased by £775 million to £1,387 million, before allocation of Manufacturing costs and by £785 million to £1,524 million after allocation of Manufacturing costs.

Funding costs at £801 million, were up £556 million largely because of the full year funding cost of the acquisition of Charter One in August 2004 and the effect of implementing IAS 32 (reclassification of funding costs on preference shares and trust preferred securities from dividends payable and minority interests respectively to interest payable). The Group’s primary objective is to hedge its economic risks. So as not to distort divisional results, volatility attributable to derivatives in economic hedges that do not meet the criteria in IFRS for hedge accounting is transferred to the Group’s central treasury function. This resulted in a charge of £45 million, in addition to a charge for £14 million for hedge ineffectiveness under IFRS.

Central departmental costs and other corporate items at £586 million were £219 million higher than 2004. This was principally due to higher pension costs and the centralisation of certain functions, and includes ongoing expenditure on regulatory projects such as Basel II and Sarbanes-Oxley Section 404.

Operating and financial review continued

Employee numbers at 31 December (full time equivalents rounded to the nearest hundred)
	2006	2005	2004

Global Banking & Markets	8,700	7,400	8,900
UK Corporate Banking	8,800	8,400	7,900
Retail	39,800	40,400	39,200
Wealth Management	4,500	4,200	4,100
Ulster Bank	4,800	4,400	4,100
Citizens	23,100	24,400	24,000
RBS Insurance	17,500	19,300	19,400
Manufacturing	25,200	26,000	26,900
Centre	2,600	2,500	2,100

Group total	135,000	137,000	136,600

2006 compared with 2005

The number of employees at 31 December 2006 was 135,000, a decrease of 2,000 compared with the prior year.

2005 compared with 2004

The number of employees increased by 400 to 137,000 with increases in Retail Banking, Citizens and Ulster Bank partially offset by a reduction in Global Banking & Markets and UK Corporate Banking.

Consolidated balance sheet
at 31 December 2006
	2006	2005
	£m	£m

Assets
Cash and balances at central banks	6,121	4,759
Treasury and other eligible bills	5,491	5,538
Loans and advances to banks	82,606	70,587
Loans and advances to customers	466,893	417,226
Debt securities	127,251	120,965
Equity shares	13,504	9,301
Intangible assets	18,904	19,932
Property, plant and equipment	18,420	18,053
Settlement balances	7,425	6,005
Derivatives	116,681	95,663
Prepayments, accrued income and other assets	8,136	8,798

Total assets	871,432	776,827

Liabilities
Deposits by banks	132,143	110,407
Customer accounts	384,222	342,867
Debt securities in issue	85,963	90,420
Settlement balances and short positions	49,476	43,988
Derivatives	118,112	96,438
Accruals, deferred income and other liabilities	15,660	14,247
Retirement benefit liabilities	1,992	3,735
Deferred taxation	3,264	1,695
Insurance liabilities	7,456	7,212
Subordinated liabilities	27,654	28,274

Total liabilities	825,942	739,283

Equity
Minority interests	5,263	2,109
Shareholders’ equity
Called up share capital	815	826
Reserves	39,412	34,609

Total equity	45,490	37,544

Total liabilities and equity	871,432	776,827

Analysis of repurchase agreements included above

Reverse repurchase agreements and stock borrowing

Loans and advances to banks	54,152	41,804
Loans and advances to customers	62,908	48,887

	117,060	90,691

Repurchase agreements and stock lending

Deposits by banks	76,376	47,905
Customer accounts	63,984	48,754

	140,360	96,659

Operating and financial review continued

Overview of consolidated balance sheet

Total assets of £871.4 billion at 31 December 2006 were up £94.6 billion, 12%, compared with 31 December 2005, reflecting business growth.

Treasury and other eligible bills remained stable at £5.5 billion.

Loans and advances to banks increased by £12.0 billion, 17%, to £82.6 billion. Reverse repurchase agreements and stock borrowing (“reverse repos”) increased by £12.3 billion, 30% to £54.2 billion, offset by a reduction in bank placings of £0.3 billion, 1% to £28.4 billion.

Loans and advances to customers were up £49.7 billion, 12%, to £466.9 billion. Within this, reverse repos increased by 29%, £14.0 billion to £62.9 billion. Excluding reverse repos, lending rose by £35.7 billion, 10%, to £404.0 billion reflecting organic growth across all divisions.

Debt securities increased by £6.3 billion, 5%, to £127.3 billion, principally due to increased trading book holdings in Corporate Markets.

Equity shares rose by £4.2 billion, 45%, to £13.5 billion, reflecting the increase in the fair value of available-for-sale securities, principally the investment in Bank of China.

Intangible assets decreased by £1.0 billion, 5%, to £18.9 billion, principally due to exchange rate movements.

Property, plant and equipment were up £0.4 billion, 2%, to £18.4 billion, mainly due to growth in investment properties and operating lease assets.

Settlement balances rose £1.4 billion, 24%, to £7.4 billion as a result of increased customer activity.

Derivatives, assets and liabilities, increased reflecting growth in trading volumes and the effects of interest and exchange rates.

Prepayments, accrued income and other assets were down £0.7 billion, 8%, to £8.1 billion.

Deposits by banks rose by £21.7 billion, 20%, to £132.1 billion to fund business growth. Increased repurchase agreements and stock lending (“repos”), up £28.5 billion, 59%, to £76.4 billion were partially offset by lower inter-bank deposits, down £6.8 billion, 11%, at £55.7 billion.

Customer accounts were up £41.4 billion, 12%, at £384.2 billion. Within this, repos increased £15.3 billion, 31%, to £64.0 billion. Excluding repos, deposits rose by £26.1 billion, 9%, to £320.2 billion with good growth in all divisions.

Debt securities in issue decreased by £4.5 billion, 5%, to £86.0 billion.

The increase in settlement balances and short positions, up £5.5 billion, 12%, to £49.5 billion, reflected growth in customer activity.

Accruals, deferred income and other liabilities increased £1.4 billion, 10%, to £15.7 billion.

Subordinated liabilities were down £0.6 billion, 2%, to £27.7 billion. The issue of £2.3 billion dated and £0.7 billion undated loan capital was offset by the redemption of £0.3 billion dated loan capital, £0.7 billion undated loan capital and £0.3 billion non-cumulative preference shares and the effect of exchange rates, £1.7 billion and other movements, £0.6 billion.

Deferred taxation liabilities rose by £1.6 billion to £3.3 billion largely reflecting the provision for tax on the uplift in the value of available-for-sale equity shares.

Equity minority interests increased by £3.2 billion to £5.3 billion. Of the increase, £2.1 billion related to the uplift in the value of the investment in Bank of China attributable to minority shareholders. The remaining increase primarily arose from the issue of £400 million trust preferred securities and a restructuring of the life assurance joint venture with Aviva, following the repayment of an existing loan replaced by an equity investment. This restructuring has no effect on the Group’s regulatory capital position.

Shareholders’ equity increased by £4.8 billion, 14%, to £40.2 billion. The profit for the year of £6.4 billion, issue of £0.7 billion non-cumulative fixed rate equity preference shares and £0.1 billion of ordinary shares in respect of the exercise of share options, £1.6 billion increase in available-for-sale reserves, mainly reflecting the Group’s share in the investment in Bank of China and a £1.3 billion net decrease after tax in the Group’s pension liability, were partly offset by the payment of the 2005 final ordinary dividend and the 2006 interim dividend, £2.5 billion and preference dividends of £0.2 billion, together with £1.0 billion ordinary share buybacks and £1.6 billion resulting from the effect of exchange rates and other movements.

Cash flow
	2006	2005 *	2004 *
	£m	£m	£m

Net cash flows from operating activities	17,441	4,140	5,099
Net cash flows from investing activities	6,645	(2,612)	(9,398)
Net cash flows from financing activities	(1,516)	(703)	7,119
Effects of exchange rate changes on cash and cash equivalents	(3,468)	1,703	(920)

Net increase in cash and cash equivalents	19,102	2,528	1,900

* restated (see Note 48)

2006

The major factors contributing to the net cash inflow from operating activities of £17,441 million were the profit before tax of £9,186 million adjusted for the elimination of foreign exchange differences of £4,516 million and depreciation and amortisation of £1,678 million, together with an increase of £3,980 million in operating liabilities less operating assets.

Net sales and maturities of securities of £8,000 million was partially offset by net purchases of property, plant and equipment of £1,292 million, resulting in the net cash inflow from investing activities of £6,645 million.

The issue of £671 million of equity preference shares, £3,027 million of subordinated liabilities and proceeds of £1,354 million from minority interests issued were more than offset by dividend payments of £2,727 million, purchase of ordinary shares amounting to £991 million, repayment of £1,318 million of subordinated liabilities and interest on subordinated liabilities of £1,409 million, resulting in a net cash outflow from financing activities of £1,516 million.

2005

The major factors contributing to the net cash inflow of £4,140 million from operating activities in 2005 were the profit before tax of £7,936 million less elimination of foreign exchange differences of £3,060 million, increases in deposits and debt securities in issue of £56,571 million, and increases in short positions and settlement balances of £10,326 million, partially offset by increases in securities of £28,842 million and increases in loans and advances of £36,778 million.

Net purchases of property, plant and equipment of £2,592 million, including operating lease assets and computer and other equipment, were the main contributors to the net cash outflow from investing activities of £2,612 million.

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

Operating and financial review continued

IFRS compared with US GAAP

The Group’s financial statements are prepared in accordance with IFRS, which differ in certain material respects from US GAAP as described on pages 176 to 186.

The net income available for ordinary shareholders under US GAAP was £5,440 million; £762 million lower than profit attributable to ordinary shareholders under IFRS of £6,202 million. The principal reasons for the decrease are:

  reversal of net revaluation gains of £470 million on investment properties.

  reduction of £454 million from eliminating IFRS hedge accounting adjustments partially offset by an increase of £196 million relating to financial instruments, principally net foreign exchange losses on available-for-sale securities.
  higher pension costs of £387 million under US GAAP reflecting the deferral of actuarial losses over the remaining service lives of current employees.

  tax of £410 million on the above and other adjustments.

US GAAP shareholders’ equity at £40,077 million is £150 million lower than IFRS shareholders’ equity of £40,227 million mainly attributable to the reversal of revaluation gains: £2,558 million on financial instruments, principally the Group’s investment in Bank of China and £873 million on investment and own-use properties, offset by the inclusion of £1,491 million of preference shares classified as debt under IFRS, an increase of £520 million from the deferral and amortisation of loan origination costs, net difference of £692 million on acquisition accounting and intangibles and tax on these and other adjustments of £784 million.

Capital resources

Upon adoption of IFRS by listed banks in the UK on 1 January 2005, the Financial Services Authority ("FSA") changed its regulatory requirements such that the measurement of capital adequacy was based on IFRS subject to a number of prudential filters. The data as at 31 December 2006 and 2005 set out below has been presented in compliance with these revised FSA requirements.

	2006-IFRS	2005-IFRS
	£m	£m

Capital base
Tier 1 capital	30,041	28,218
Tier 2 capital	27,491	22,437

	57,532	50,655
Less: investments in insurance subsidiaries, associated
undertakings and other supervisory deductions	(10,583)	(7,282)

Total capital	46,949	43,373

Risk-weighted assets
Banking book:
On-balance sheet	318,600	303,300
Off-balance sheet	59,400	51,500
Trading book	22,300	16,200

	400,300	371,000

Risk asset ratios	%	%

Tier 1	7.5	7.6
Total	11.7	11.7

The data set forth below are in accordance with FSA regulations at the time and are based on UK GAAP.

	2004-UK GAAP	2003-UK GAAP	2002-UK GAAP
	£m	£m	£m

Capital base
Tier 1 capital	22,694	19,399	17,155
Tier 2 capital	20,229	16,439	13,271

	42,923	35,838	30,426
Less: investments in insurance subsidiaries, associated
undertakings and other supervisory deductions	(5,165)	(4,618)	(3,146)

Total capital	37,758	31,220	27,280

Risk-weighted assets
Banking book:
On-balance sheet	261,800	214,400	193,800
Off-balance sheet	44,900	36,400	28,700
Trading book	17,100	12,900	11,500

	323,800	263,700	234,000

Risk asset ratios	%	%	%

Tier 1	7.0	7.4	7.3
Total	11.7	11.8	11.7

It is the Group’s policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the Group has regard to the supervisory requirements of the Financial Services Authority (“FSA”). The FSA uses Risk Asset Ratio (“RAR”) as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are ‘weighted’ to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a tier 1 component of not less than 4%. At 31 December 2006, the Group’s total RAR was 11.7% (2005 – 11.7%) and the tier 1 RAR was 7.5% (2005 – 7.6%).

Risk management

Governance framework

The Board sets the overall risk appetite and philosophy for the Group. Various Board and executive sub-committees support these goals, as follows:

  Group Audit Committee (“GAC”) is a committee comprising independent non-executive directors that supports the Board in carrying out its responsibilities for financial reporting including accounting policies and in respect of internal control and risk assessment. The Group Audit Committee monitors the ongoing process of the identification, evaluation and management of all significant risks throughout the Group. The Committee is supported by Group Internal Audit which provides an independent assessment of the design, adequacy and effectiveness of the Group’s internal controls.

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
  Group Credit Committee (“GCC”) is responsible for approving credit proposals under authority delegated to it by the Board. Credit proposals exceeding the authority of GCC are referred to the Advances Committee. The GCC in turn delegates authority to divisional credit committees.

  Group Asset and Liability Management Committee (“GALCO”), is an executive committee which is responsible for reviewing the balance sheet, funding, liquidity, structural foreign exchange, capital adequacy and capital raising across the Group as well as interest rate risk in the banking book. In addition, GALCO monitors and reviews external, economic and environmental changes affecting such risks.

These Committees are supported by Group Internal Audit and also by two dedicated group level functions, Group Risk Management (“GRM”), which has responsibility for credit, market, regulatory and enterprise risk and Group Treasury which is responsible for the management of the Group’s balance sheet, capital raising, intra group credit exposure, liquidity and hedging policies. Both functions report to GEMC and the Group Board through the Group Finance Director and play an active role in assessing and monitoring the effectiveness of the divisional risk management functions.

Heads of Group Risk Management and Internal Audit have direct access to the Group Chief Executive and the Chairman of the Group Audit Committee.

Operating and financial review continued

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

  Operational risk: is the risk arising from the Group’s people, processes, systems, physical assets and external events.

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

  Setting strategic direction.

  Contributing to, and ultimately approving annual plans for the Group and each division.

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

  Quantitative: encompassing stress testing, risk concentration, value at risk and credit related metrics, including the probability of default, loss given default and exposure at default.

  Qualitative: focusing on ensuring that the Group applies the correct principles, policies and procedures.

The annual business planning and performance management process and associated activities ensure the expression of risk appetite remains appropriate. GRC and GALCO support this work.

Risk organisation

Divisional Chief Executive Officers (CEOs) are specifically responsible for the management of risk within their divisions. As such, they are responsible for ensuring that they have appropriate risk management frameworks that are adequate in design, effective in operation and meet minimum Group standards.

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

Credit risk

Key principles of credit risk management

The objective of credit risk management is to enable the Group to achieve appropriate risk versus reward performance whilst maintaining credit risk exposure in line with approved risk appetite.

Group Risk Management is responsible for setting standards for credit risk management throughout the Group. This is achieved via a combination of governance structures, credit risk policies, control processes and credit systems collectively known as the Group’s Credit Risk Management Framework (“CRMF”). The framework is defined in detail in the Group’s ‘Principles for Managing Credit Risk’.

The key principles for credit risk management as defined in the CRMF are set out below.

  Approval of all credit exposure is granted prior to any advance or extension of credit.

  An appropriate credit risk assessment of the customer and credit facilities is undertaken prior to approval of credit exposure. This includes a review of, amongst other things, the purpose of the credit and sources of repayment, compliance with affordability tests, repayment history, capacity to repay, sensitivity to economic and market developments and risk-adjusted return.

  The Board delegates authority to Advances Committee, Group Credit Committee and divisional credit committees.

  Credit risk authority is specifically granted in writing to all individuals involved in the granting of credit approval, whether this is exercised personally or collectively as part of a credit committee. In exercising credit authority, the individuals act independently.

  Where credit authority is exercised personally, the individual has no responsibility or accountability for related business revenue generation.

  All credit exposures, once approved, are effectively monitored and managed and reviewed periodically against approved limits. Lower quality exposures are subject to a greater frequency of analysis and assessment.

  Customers with emerging credit problems are identified early and classified accordingly. Remedial actions are implemented promptly to minimise the potential loss to the Group.

  Portfolio analysis and reporting is used to identify and manage credit risk concentrations and credit risk quality migration.

Each Division has established its own CRMF consistent with the Group CRMF. Divisional credit departments are responsible for maintaining the CRMF and ensuring that asset quality is within specified parameters. Divisional credit departments are independent of business management and have no direct responsibility or accountability for revenue generation. This independence is supported by the divisional head of credit having dual reporting lines to both the divisional CEO (via the divisional Chief Risk Officer) and to the Head of Group Credit Risk.

GRM undertakes regular assessments of the effectiveness of each divisional CRMF to ensure it complies with Group standards and is appropriate for the business being undertaken. GRC and the GEMC review reports on the Group’s portfolio of credit risks on a monthly basis.

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

Operating and financial review continued

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

  Validating the models and submitting documentation of these validations to GRM with appropriate recommendations on recalibration, where applicable.

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

  Every customer credit grade across all grading scales in  the Group can be mapped to a Group level credit grade(see page 43).
  Exposure at default (“EAD”) – these models estimate the expected level of utilisation of a credit facility at the time of a borrower’s default. The EAD will typically be higher than the current utilisation (e.g. in the case where further drawings are made on a revolving credit facility prior to default) but will not typically exceed the total facility limit.The methodologies used in EAD modelling recognise thatcustomers may make more use of their existing creditfacilities in the run up to a default.

  Loss given default (“LGD”) – these models estimate the economic loss that may be suffered by the Group on a credit facility in the event of default. The LGD of a facility represents the amount of debt which cannot be recovered and is typically expressed as a percentage of the EAD. The Group’s LGD models take into account the type of borrower, facility and any risk mitigation such as security or collateral held. The LGD may also be affected by the industry sector of theborrower, the legal jurisdiction in which the borrower operatesas well as general economic conditions which may impact thevalue of any assets held as security.

  Credit risk exposure measurement – these models calculate the credit risk exposure for products where the exposure is not 100% of the gross nominal amount of the credit obligation. These models are most commonly used for derivative and other traded instruments where the amount of credit risk exposure may be dependent on external variables such as interest rates or foreign exchange rates.

Credit risk stress testing

Credit risk stress testing measures the potential vulnerability to exceptional but plausible economic and geopolitical events, and seeks to quantify the impact of an adverse change in factors which drive the performance and profitability of a portfolio. Stress testing is used within the Group’s CRMF to estimate and manage potential loss in the portfolio and to support the Board’s internal assessment of adequacy of regulatory capital.

At the Group level, a series of stress events are monitored on a regular basis to assess the potential impact on the Group’s income statement, through the credit impairment charge. The primary objective of this analysis is to support the Group’s framework for managing industry and geographical sector concentrations. This is done through the identification of scenarios which are likely to affect groups of inter-related sectors. These stress tests are discussed with senior divisional management and are reported to GRC, GEMC and the GAC. The Group manages to a trigger limit on the stressed impairment charge for an individual scenario.

In addition, the Group calculates the potential impact of a range of macroeconomic scenarios on both the Group’s income statement and balance sheet. This analysis is discussed by GEMC and reported to the Board.

Credit risk assets

Credit risk assets are an internal risk measure of the Group’s exposure to customers. These consist of loans and advances (including overdraft facilities), instalment credit, finance lease receivables, debt securities and other traded instruments across all customer types.

Credit risk assets are typically analysed excluding reverse repurchase agreements due to the short-term nature and low credit risk associated with this product. A breakdown of credit risk assets by division is shown below.

	2006	2005	2004
Credit risk assets	£bn	£bn	£bn

Corporate Markets
– Global Banking & Markets	233.4	206.5	185.5
– UK Corporate Banking	76.0	66.5	49.7
Retail Markets
– Retail	109.5	104.6	93.9
– Wealth Management	10.0	8.9	10.7
Ulster Bank	35.6	30.5	22.3
Citizens	67.5	74.5	59.4
RBS Insurance	7.2	6.7	6.1

	539.2	498.2	427.6

Excluding reverse repurchase agreements, credit risk assets at 31 December 2006 were £539.2 billion (2005 – £498.2 billion), an increase of £41 billion (8%) during the year.

An analysis of reverse repurchase agreements is shown below.

			1 January
	2006	2005	2005
Reverse repurchase agreements	£bn	£bn	£bn

Banks	54.2	41.8	34.5
Customers	62.9	48.9	64.6

	117.1	90.7	99.1

Reverse repurchase agreements as at 31 December 2006 were £117.1 billion (2005 – £90.7 billion), an increase of £26.4 billion (29%) during the year.

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

Expressed as an annual probability of default, the upper and lower boundaries and the midpoint for each of these Group level asset quality grades are as follows:

Asset	Annual probability of default
quality	Minimum	Midpoint	Maximum	S&P
grade	%	%	%	equivalent

AQ1	0.00	0.10	0.20	AAA to BBB-
AQ2	0.21	0.40	0.60	BB+ to BB
AQ3	0.61	1.05	1.50	BB- to B+
AQ4	1.51	3.25	5.00	B+ to B
AQ5	5.01	52.50	100.00	B and below

Distribution of credit risk assets by asset quality

Asset quality remained broadly stable throughout 2006. As at 31 December 2006, exposure to investment grade counterparties (AQ1) accounted for 46% (2005 – 47%) of credit risk assets and 97% (2005 – 97%) of exposures were to counterparties rated AQ4 or higher. The exposure to the lowest asset quality (AQ5) remained at 3%.

Note: Graph data are shown net of provisions and reverse repurchase agreements.

Operating and financial review continued

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

As at 31 December 2006, 28% of credit risk assets (2005 – 30%) related to individuals and include mortgage lending and other smaller loans that are intrinsically well-diversified. Corporate industry exposure comprised 36% of credit risk assets (2005 – 35%), which are well diversified across a range of sectors. Banks and financial sevices account for 20% of credit risk assets (2005 – 22%) and public sector and quasi government credit risk assets make up the remaining 16% (2005 – 13%).

Distribution of credit risk assets by geography

The Group operates in 43 countries, but with the majority of assets in the UK, North America and Europe.

Business growth resulted in the proportion of credit risk assets in Europe and the Rest of the World increasing to 26% from 23%, while exchange rate movements led to a reduction in the proportion in North America from 27% to 25%.

Distribution of credit risk assets by product and customer type

The Group also monitors its credit portfolio by customer type and product type. The largest category is lending to corporate customers, which represented 35% of credit risk assets as at 31 December 2006 (2005 – 31%). Debt securities issued by banks, sovereigns and quasi government bodies and mortgage lending to individuals accounted for 19% (2005 – 15%) and 20% (2005 – 21%) respectively.

Operating and financial review continued

Loan impairment

The Group classifies impaired assets as either Risk Elements in Lending (“REIL”) or Potential Problem Loans (“PPL”). REIL represents non-accrual loans, loans that are accruing but are past due 90 days and restructured loans. PPL represents impaired assets which are not included in REIL but where known information about possible credit problems cause management to have serious doubts about the future ability of the borrower to comply with loan repayment terms.

Both REIL and PPL are reported gross of the value of any security held, which could reduce the eventual loss should it occur, and gross of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against reported impaired balance.

The adoption of IAS 39 under IFRS at the beginning of 2005 resulted in changes to the methodology used to identify impaired assets and therefore the way that REIL is calculated. Comparative financial information is given in the following tables for both 1 January 2005 and 31 December 2004.

The table below sets out the Group’s loans that are classified as REIL and PPL:

			1 January	31 December
REIL and PPL	2006	2005	2005	2004
	£m	£m	£m	£m

Non-accrual loans (1)	6,232	5,926	5,836	4,733
Accrual loans past due 90 days (2)	105	9	52	713
Troubled debt restructurings (3)	—	2	—	24

Total REIL	6,337	5,937	5,888	5,470

PPL (4)	52	19	11	280

Total REIL and PPL	6,389	5,956	5,899	5,750

REIL and PPL as % of customer loans and advances – gross (5)	1.57%	1.60%	1.84%	1.92%

Following the implementation of IAS 39 in 2005, the sub-categories of REIL and PPL are calculated as per notes 1 to 4 below.

Notes:
(1)	All loans against which an impairment provision is held are reported in the non-accrual category.
(2)	Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.
(3)	Troubled debt restructurings represent loans that have been restructured following the granting of a concession by the Group to the borrower.
(4)	Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for fully collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.
(5)	Gross of provisions and excluding reverse repurchase agreements.

REIL as at 31 December 2006 was £6,337 million (2005 – £5,937 million), an increase of £400 million (7%) during the year.
As a percentage of customer lending, REIL and PPL in aggregate show an improving trend, amounting to 1.57% of customer loans and advances at 31 December 2006 (2005 – 1.60%).

REIL by division

The table below shows REIL by division.

			1 January	31 December
REIL	2006	2005	2005	2004
	£m	£m	£m	£m

Corporate Markets
– Global Banking & Markets	492	496	1,066	937
– UK Corporate Banking	1,034	969	1,032	955
Retail Markets
– Retail	4,143	3,877	3,197	3,000
– Wealth Management	43	58	65	99
Ulster Bank	433	342	389	341
Citizens	175	195	136	135
Other	17	—	3	3

Total REIL	6,337	5,937	5,888	5,470

During 2006, REIL in Corporate Markets rose by £61 million but remained at historically low levels reflecting continued favourable conditions in the corporate environment in the UK, Europe and the US. In addition, REIL increased in Retail by £266 million (7%) due to ongoing challenging conditions in the UK consumer environment.

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

Corporate portfolios consist of higher value, lower volume credits, which tend to be structured to meet individual customer requirements. Provisions are assessed on a case by case basis by experienced specialists, with input from professional valuers and accountants as appropriate. The Group operates a clear provisions governance framework which sets thresholds whereby suitable oversight and challenge is undertaken. These opinions and levels of provision are overseen by each division’s Provision Committee, with representation from Group Risk Management. In addition, significant cases are presented to, and challenged by, the Group Problem Exposure Review Forum.

Early and active management of problem exposures ensures that credit losses are minimised. Specialised units are used for different customer types to ensure that the appropriate risk mitigation is taken in a timely manner.

Portfolio provisions are reassessed regularly as part of the Group’s ongoing monitoring process.

The adoption of IAS 39 at the beginning of 2005 resulted in changes to the methodology used to identify impaired assets and to calculate required provisions.

	2006	2005	2004
Loan impairment charge	£m	£m	£m

Latent loss provisions charge	87	14
Collectively assessed provisions charge	1,573	1,399
Individually assessed provisions charge	217	290
Specific provision charge			1,386
General provision charge			16

Total charge to income statement	1,877	1,703	1,402

Charge as a % of customer loans and advances – gross (1)	0.46%	0.46%	0.47%

Notes:
(1)	Gross of provisions and excluding reverse repurchase agreements.

Provisions for loan impairment charged to the income statement in 2006 were £1,877 million, up £174 million (10%) from 2005. As a percentage of customer lending, the impairment charge remained flat at 0.46% .

Operating and financial review continued

Summary of loan impairment provisions

A summary of the total customer provisions balance is shown in the table below.
			1 January	31 December
Loan impairment provisions (1)	2006	2005	2005	2004
	£m	£m	£m	£m

Latent loss provisions	593	543	570
Collectively assessed provisions	2,645	2,587	2,484
Individually assessed provisions	695	754	1,086
Specific provisions				3,607
General provision				561

Total provisions	3,933	3,884	4,140	4,168

Total provision as a % of customer loans and advances – gross (2)	1.0%	1.0%	1.3%	1.4%

Notes:
(1)	Excludes provisions against loans and advances to banks of £2 million (2005 – £3 million; 1 January 2005 – £5 million, 31 December 2004 – £6 million).
(2)	Gross of provisions and excluding reverse repurchase agreements.

As at 31 December 2006 total customer provisions were £3,933 million, up £49 million (1%) from 31 December 2005. The movement in the provisions balance is shown at the bottom of the page.

Provisions coverage

The Group’s provision coverage ratios are shown in the table below.

			1 January	31 December
	2006	2005	2005	2004

Total provision expressed as a: % of REIL	62%	65%	70%	76%

% of REIL and PPL	62%	65%	70%	72%

The coverage ratio of closing provisions to REIL and PPL decreased from 65% to 62% during 2006. The lower coverage ratio reflects amounts written-off and the changing mix from unsecured to secured exposures.

Movement in loan impairment provisions balance

The movement in provisions balance during 2006 is shown in the table below.
	2006	2005
	£m	£m

Balance as at 1 January	3,887	4,145
Currency translation and other adjustments	(61)	51
Amounts written-off	(1,841)	(2,040)
Recoveries of amounts previously written-off	215	172
Charge to income statement	1,877	1,703
Discount unwind (1)	(142)	(144)

Balance as at 31 December (2)	3,935	3,887

Notes:
(1)	The impact of discounting inherent within the provisions balance is unwound as the time to receiving the expected recovery cash flows draws nearer.
(2)	Includes provisions against loans and advances to banks of £2 million (2005 – £3 million).

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

Detailed liquidity position reports are compiled each day by Group Treasury and reviewed daily and weekly with Global Banking & Markets, who manage day-to-day and intra-day market execution within the policy parameters set.

In addition to their consolidation within the Group’s daily liquidity management process, it is also the responsibility of all Group subsidiaries and branches outside the UK to ensure compliance with any separate local regulatory liquidity requirements where applicable, subject to Group Treasury oversight.

Diversification of funding sources

The structure of the Group’s balance sheet is managed to maintain substantial diversification, to minimise concentration across its various deposit sources, and to contain the level of reliance on total short-term wholesale sources of funds (gross and net of repos) within prudent levels. As part of the Group’s planning process, the forecast structure of the balance sheet is regularly reviewed over the plan horizon and funding strategies and options are developed by Group Treasury and implemented after review and approval by GALCO.

The level of large deposits taken from banks, corporate customers, non-bank financial institutions and other customers, and significant cash outflows therefrom, are also reviewed to monitor concentration and identify any adverse trends. During 2006 the Group’s funding sources remained well diversified by counterparty, instrument and maturity.

	2006		2005		2004
Sources of funding	£m	%	£m	%	£m	%

Customer accounts (excluding repos)
Repayable on demand	197,771	28	172,853	27	169,016	32
Time deposits	122,467	17	121,260	19	72,165	14

Total customer accounts (excluding repos)	320,238	45	294,113	46	241,181	46
Debt securities over one year remaining maturity	44,006	6	22,293	3	9,931	2
Subordinated liabilities	27,654	4	28,274	4	20,366	4
Shareholders’ equity	40,227	6	35,435	6	33,905	6

	432,125	61	380,115	59	305,383	58
Debt securities up to one year remaining maturity	41,957	5	68,127	11	54,068	10
Repo agreements with customers	63,984	9	48,754	7	42,134	8
Deposits by banks (excluding repos)	55,767	8	62,502	10	56,541	11
Repo agreements with banks	76,376	11	47,905	7	43,342	8
Short positions	43,809	6	37,427	6	28,923	5

Total	714,018	100	644,830	100	530,391	100

Customer accounts (excluding repos), term debt securities of over one year remaining maturity and capital continue to represent the core of the Group’s funding. These core funds in total increased by £52.0 billion (14%) over the course of 2006 and represent 61% of total funding excluding other liabilities at 31 December 2006.

Customer accounts continue to provide a substantial proportion of the Group’s funding and comprise a well diversified and stable source of funds from a wide range of retail, corporate and non-bank institutional customers. Excluding repo agreements, customer accounts grew by £26.1 billion (9%), and represent 45% of total funding excluding other liabilities at 31 December 2006.

Term debt securities with an outstanding term of over one year increased £21.7 billion (97%) to represent 6% of the Group’s funding at 31 December 2006, reflecting the activity of the Group in raising term funds through its securitisation and Euro and US Medium Term Note programmes.

Capital (shareholders’ equity and subordinated debt) increased by £4.2 billion (7%) and provides 10% of total funding excluding other liabilities.

Operating and financial review continued

Short term wholesale deposits are taken from a wide range of counterparties, with the largest single depositor continuing to represent less than 1% of the Group’s total funding. The level of funding from short term unsecured debt issuance and bank deposits, excluding repos and short positions, has decreased by £32.9 billion (25%) and now represents 13% of total funding excluding other liabilities at 31 December 2006. This reflects the increased use of secured and unsecured term issuance to fund the higher rate of growth in customer loans and advances (see ‘net customer activity’ below) and increased repo activity.

Short positions and repos with corporate, institutional customers and banks are undertaken primarily by RBS Greenwich Capital in the US and by Global Banking & Markets. Repos and short positions increased by £50.1 billion (37%) to represent 26% of total funding excluding other liabilities at 31 December 2006.

The Group remains well placed to access various wholesale funding sources from a wide range of counterparties and markets.

Net customer activity

Net customer lending, excluding repos, rose by £9.6 billion (as the growth in loans and advances to customers continued to exceed the growth in customer accounts, albeit to a lesser degree than in previous years), thus increasing the degree of reliance on wholesale market funding to support loan growth.

	2006	2005	2004
Net customer activity	£m	£m	£m

Loans and advances to customers (gross, excluding reverse repos)	407,918	372,223	299,235
Customer accounts (excluding repos)	320,238	294,113	241,181

Customer lending less customer accounts	87,680	78,110	58,054

Loans and advances to customers as a % of customer accounts (excluding repos)	127.4%	126.6%	124.1%

The Group evaluates on a regular basis its structural liquidity risk and applies a variety of balance sheet management and term funding strategies to maintain this risk within its normal policy parameters.

Management of term structure

The degree of maturity mismatch within the overall long-term structure of the Group’s assets and liabilities is managed within internal policy guidelines, to ensure that term asset commitments may be funded on an economic basis over their life. In managing its overall term structure, the Group analyses and takes into account the effect of retail and corporate customer behaviour on actual asset and liability maturities where they differ materially from the underlying contractual maturities.

Stress testing

The maintenance of high quality credit ratings is recognised as an important component in the management of the Group’s liquidity risk. Credit ratings affect the Group’s ability to raise, and the cost of raising, funds from the wholesale market and the need to provide collateral in respect of, for example, changes in the mark-to-market value of derivative transactions.

Given its strong credit ratings, the impact of a single notch downgrade would, if it occurred, be expected to have a relatively small impact on the Group’s economic access to liquidity. More severe downgrades could have a progressively greater impact but have an increasingly lower probability of occurrence.

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

Daily management

The primary focus of the Group’s daily management activity is to ensure access to sufficient liquidity to meet its cashflow obligations within key time horizons out to one month ahead. The short-term maturity structure of the Group’s liabilities and assets is managed on a daily basis to ensure that all material cashflow obligations, and potential cashflows arising from undrawn commitments and other contingent obligations, can be met as they arise from day to day, either from cash inflows, from maturing assets, new borrowing or the sale or repurchase of various debt securities held (after allowing for appropriate haircuts). Short-term liquidity risk is managed on a consolidated basis for the whole Group including the Greenwich companies but excluding the activities of Citizens and insurance businesses, which are subject to regulatory regimes that necessitate local management of liquidity.

Internal liquidity mismatch limits are set for all other subsidiaries and non-UK branches which have material local treasury activities in external markets, to ensure those activities do not compromise daily maintenance of the Group’s overall liquidity risk position within the Group’s policy parameters.

Citizens and the insurance companies have their own liquidity policies which comply with their respective regulatory regimes. The policies are also reviewed and monitored by Group Treasury.

	2006	2005	2004
Net short-term wholesale market activity	£m	£m	£m

Debt securities, treasury and other eligible bills	132,742	126,503	100,018
Reverse repo agreements with banks and customers	117,060	90,691	82,159
Less: repos with banks and customers	(140,360)	(96,659)	(85,476)
Short positions	(43,809)	(37,427)	(28,923)
Insurance Companies’ debt securities held	(6,149)	(5,724)	(5,029)
Debt securities charged as security for liabilities	(8,560)	(9,578)	(4,852)

Net marketable assets	50,924	67,806	57,897

By remaining maturity up to one month:
Deposits by banks (excluding repos)	36,089	35,153	34,041
Less: loans and advances to banks (gross, excluding reverse repos)	(21,136)	(16,381)	(17,067)
Debt securities in issue	19,924	20,577	15,505

Net wholesale liabilities due within one month	34,877	39,349	32,479

Net surplus of marketable assets over wholesale liabilities due within one month	16,047	28,457	25,418

Whilst the Group’s net surplus of marketable assets over net short-term wholesale liabilities due within one month decreased by £12.4 billion (44%), access to liquidity to meet all foreseen needs remains comfortably within the Group’s policy parameters. The Group has increased its reliance on medium term funding, both unsecured (via medium term notes) and secured (via residential mortgage securitisation). In the banking book, this has reduced the relative reliance on short term unsecured funding and consequently the level of short-term liquidity risk. In the trading book, an increased proportion of the higher overall level of marketable assets held has been used as collateral for repo borrowing.

Sterling liquidity

Over 43% of the Group’s total assets are denominated in sterling. For its sterling activity the FSA requires the Group, on a consolidated basis, to maintain daily a minimum ratio of 100% between:

1.	a stock of qualifying high quality liquid assets (primarily UK and EU government securities, treasury bills and cash held in branches); and
2.	the sum of:
•	sterling wholesale net outflows contractually due within five working days (offset up to a limit of 50%, by 85% of sterling certificates of deposit held which mature beyond five working days); and
•	5% of retail deposits with a residual contractual maturity of five working days or less.

The Group exceeded the minimum ratio requirement throughout 2006.

The FSA also sets an absolute minimum level for the stock of qualifying liquid assets that the Group is required to maintain each day. The Group has exceeded that minimum stock requirement at all times during 2006.

The Group’s operational processes are actively managed to ensure that both the minimum sterling liquidity ratio and the minimum stock requirement are achieved or exceeded at all times.

Recognising that there are some gaps in the scope of the liquidity risk parameters covered by the FSA’s sterling regime, the Group is actively developing an all-currency mismatch approach for the management of its liquidity risk, in line with its current approach for non-sterling currencies (see below) whilst continuing to ensure compliance with the FSA’s separate requirements for its sterling activity.

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

Operating and financial review continued

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

The Group also provides liquidity back-up facilities to both its own conduits and certain other conduits which take funding from the commercial paper market. Limits sanctioned for such facilities totalled less than £12 billion at 31 December 2006. The short-term contingent liquidity risk in providing such backup facilities is also mitigated by the spread of maturity dates of the commercial paper taken by the conduits.

The Group has operated within its non-sterling liquidity policy mismatch limits at all times during 2006 and operational processes are actively managed to ensure that is the case going forward.

Developments in liquidity risk management regulation

Following the Basel Committee’s publication of Sound Practices for Managing Liquidity in Banking Organisations in February 2000, a number of regulatory bodies internationally began reviewing their regulatory liquidity frameworks.

In the UK, the FSA published a discussion document - DP24 - in October 2003 setting out draft proposals for a new quantitative framework to operate in the UK. Comments made to the FSA, by the Group and other banks collectively, in response to these proposals, made clear the desirability of an internationally co-ordinated approach to the regulation of liquidity. An international forum of regulators, chaired jointly by the FSA and the US Federal Reserve Bank, published their findings in 2006 but no specific recommendations were made. During 2007 it is expected that further work by international regulators will be undertaken.

New quantitative liquidity regulation is being developed by a number of local regulators and will impact the Group’s overseas subsidiaries and branches, notably in the Republic of Ireland. We do not foresee any difficulty in meeting the new requirements.

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

Market risk

Market risk is defined as the risk of loss as a result of adverse changes in risk factors including interest rates, foreign currency and equity prices together with related parameters such as market volatilities.

The Group is exposed to market risk because of positions held in its trading portfolios as well as its non-trading business including the Group’s treasury operations.

Market risk management process

GEMC approves the Group’s trading book market risk appetite, expressed in value-at-risk (“VaR”) and stress testing limits. These limits are delegated to individual trading businesses within Global Banking & Markets.

The delegation of market risk authority to the Group’s trading businesses is set out in the Group’s Market Risk Policy Statement (“MRPS”), which also sets out standards by which trading market risk must be managed throughout the Group.

The Group Market Risk function, which is independent of the Group’s trading businesses, is responsible for setting and monitoring the adequacy and effectiveness of the Group’s market risk management processes. This includes overseeing the effective application and compliance with the Group’s MRPS. The businesses are responsible for the market risks that they assume and for remaining within their defined limits.

Sources of market risk
Trading

The principal trading book market risk factors for the Group are interest rates, credit spreads and foreign exchange.

The primary focus of the Group’s trading activities is client facilitation – providing products to the Group’s client base at competitive prices. The Group also undertakes: market making – quoting firm bid (buy) and offer (sell) prices with the intention of profiting from the spread between the quotes; arbitrage – entering into offsetting positions in different but closely related markets in order to profit from market imperfections; and proprietary activity – taking positions in financial instruments as principal in order to take advantage of anticipated market conditions.

Financial instruments held in the Group’s trading portfolios include, but are not limited to: debt securities, loans, deposits, securities sale and repurchase agreements and derivative financial instruments (futures, forwards, swaps and options). For a discussion of the Group’s accounting policies for, and information with respect to, its exposures to derivative financial instruments, see Accounting policies and Note 19 on the accounts.

Non-trading

The principal market risks arising from the Group’s non-trading activities are interest rate risk, currency risk and equity risk. Treasury activity and mismatches between the repricing of assets and liabilities in its retail and commercial banking operations account for most of the non-trading interest rate risk. Non-trading currency risk derives from the Group’s investments in overseas subsidiaries, associates and branches. The Group’s venture capital portfolio and investments held by its general insurance business are the principal sources of non-trading equity price risk. The Group’s portfolios of non-trading financial instruments mainly comprise loans (including finance leases), debt securities, equity shares, deposits, certificates of deposit and other debt securities issued, loan capital and derivatives. To reflect their distinct nature, the Group’s long-term assurance assets and liabilities attributable to policyholders have been excluded from these market risk disclosures.

Market risk methodology: trading

The Group manages the market risk in its trading and treasury portfolios through its market risk management framework. This expresses limits based on, but not limited to:

(i)	VaR
(ii)	Stress testing and scenario analysis
(iii)	Position and sensitivity analyses

(i) VaR

VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group’s VaR assumes a time horizon of one trading day and a confidence level of 95%. The Group also calculates VaR at a confidence interval of 99% and a time horizon of ten trading days for the purposes of calculating trading book market risk capital.

The Group uses historical simulation models in computing VaR. This approach, in common with many other VaR models, assumes that risk factor changes observed in the past are a good estimate of those likely to occur in the future and is, therefore, limited by the relevance of the historical data used. The Group’s method, however, does not make any assumption about the nature or type of underlying loss distribution. The Group typically uses the previous 500 trading days of market data.

The Group calculates both general market risk (i.e. the risk due to movement in general market benchmarks) and idiosyncratic market risk (i.e. the risk due to movements in the value of securities by reference to specific issuers) using its VaR models.

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

The Group largely computes the VaR of trading portfolios at the close of business and positions may change substantially during the course of the trading day. Further controls are in place to limit the Group’s intra-day exposure, such as the calculation of the VaR for selected portfolios. These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated. The Group undertakes stress testing to identify the potential for losses in excess of the VaR.

The VaR for the Group’s trading portfolios segregated by type of market risk exposure, including idiosyncratic risk, is presented in the table below.

	2006				2005

	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	8.7	10.2	15.0	5.7	7.3	7.4	10.9	5.1
Credit spread	13.2	14.1	15.7	10.4	11.4	11.8	14.4	8.8
Currency	2.2	2.5	3.5	1.0	1.8	1.4	10.7	0.5
Equity and commodity	1.4	1.6	4.3	0.6	0.5	0.7	1.1	0.2
Diversification		(12.8)				(8.5)

Total trading VaR	14.2	15.6	18.9	10.4	13.0	12.8	16.5	9.9

Operating and financial review continued

Backtesting

The Group undertakes a programme of daily backtesting, which compares the actual profit or loss realised in trading activity to the VaR estimation. The results of the backtesting process are one of the methods by which the Group monitors the ongoing suitability of its VaR model. Backtesting exceptions are those instances when a realised loss exceeds the predicted VaR. At the 99% confidence level, no more than one backtesting exception is expected every 100 trading days. The Group experienced no backtesting exceptions at legal entity level during 2006.

The Group’s trading activities are carried out principally by Global Banking & Markets. The chart below depicts the number of days on which Global Banking & Markets’ trading income fell within stated ranges.

(ii) Stress testing

Stress testing measures the impact of abnormal changes in market rates and prices on the fair value of the Group’s trading portfolios. GEMC approves the high-level market risk stress test limit for the Group.

The Group calculates a range of market risk stress tests each day. The objective of stress testing is to identify the loss that the Group’s current portfolio of trading book exposures would generate in plausible but adverse market events. The Group calculates historical stress tests and hypothetical stress tests. Historical stress tests calculate the loss that would be generated if the market movements that occurred during a historical market event were to be repeated. Hypothetical stress tests calculate the loss that would be generated if a specific set of adverse market movements were to occur.

In addition to the Group-level consolidated market risk stress tests, stress testing is also undertaken at key trading strategy level. Additional stress tests are undertaken for those strategies where the associated market risks are not adequately captured by VaR.

Stress test exposures are discussed with senior management and are reported to GRC, GEMC and the Board. Breaches in the Group’s market risk stress testing limit are reported to GEMC.

(iii) Position risk and sensitivity analyses

In addition to the VaR and stress testing measures discussed above, the Group calculates a wide range of sensitivity and position risk measures, for example interest rate ladders or option revaluation matrices. These measures provide valuable additional controls, often at individual desk or strategy level.

Market risk methodology: non-trading

Non-trading interest rate risk arises from the Group’s treasury activities and retail and commercial banking businesses. It is the Group’s policy to minimise the sensitivity of net accrual earnings to changes in interest rates and where interest rate risk is retained, to ensure that appropriate resources, measures and limits are applied.

Treasury

The Group’s treasury activities include its money market business and the management of internal funds flow within the Group’s businesses. Money market portfolios include cash instruments (principally debt securities, loans and deposits) and related hedging derivatives. VaR for the Group’s treasury portfolios, which relates mainly to interest rate risk including credit spreads, was £1.5 million at 31 December 2006 (2005 –£3.5 million). During the year the maximum VaR was £4.4 million (2005 – £5.8 million), the minimum £0.6 million (2005 – £2.8 million) and the average £2.4 million (2005 – £4.0 million).

Retail and commercial banking

Non-trading interest rate risk can arise in these activities from a variety of sources, including where assets, liabilities and off-balance sheet instruments have different repricing dates.

Non-trading interest rate risk is calculated in each business on the basis of establishing the repricing behaviour of each asset, liability and off-balance sheet product. For many products, the actual interest rate repricing characteristics differ from the contractual repricing. In most cases, the repricing maturity is determined by the market interest rate that most closely fits the historical behaviour of the product interest rate. For non-interest bearing current accounts, the repricing maturity is determined by the stability of the portfolio. The repricing maturities used are approved by Group Treasury and divisional asset and liability committees at least annually. Key conventions are reviewed annually by GALCO.

A static maturity gap report is produced as at the month-end for each business, in each functional currency based on the behaviouralised repricing for each product. It is Group policy to include in the gap report, non-financial assets and liabilities, mainly property, plant and equipment and the Group’s capital and reserves, spread over medium and longer term maturities. This report also includes hedge transactions, principally derivatives.

Any residual non-trading interest rate exposures are controlled by limiting repricing mismatches in the individual business balance sheets. Potential exposures to interest rate movements in the medium to long term are measured and controlled using a version of the same VaR methodology that is used for the Group’s trading portfolios but without discount factors. Net accrual income exposures are measured and controlled in terms of sensitivity over time to movements in interest rates.

Risk is managed, within VaR limits approved by GALCO, through the execution of cash and derivative instruments. Execution of the hedging is carried out by the relevant division through the Group’s treasury functions. The residual risk position is reported to divisional asset and liability committees, GALCO and the Board.

Non-trading interest rate VaR

Non-trading interest rate VaR for the Group’s treasury and retail and commercial banking activities was £40.2 million at 31 December 2006 (2005 – £81.5 million) with the major exposure being to changes in longer term US dollar interest rates. During the year, the maximum VaR was £98.7 million (2005 – £104.2 million), the minimum £40.2 million (2005 – £10.8 million) and the average £76.6 million (2005 – £65.5 million).

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

Operating and financial review continued

The limits applied to these measures are set to parallel movements of +/-1% and +/-2%. The EVE methodology captures deposit re-pricing strategies and the embedded option risks that exist within both the investment portfolio of mortgage-backed securities and the consumer loan portfolio.

EVE is the present value of the cash flows generated by the current balance sheet. EVE sensitivity to a 2% parallel movement upwards and downwards in US interest rates is shown below.

	Percent increase/(decrease) in Citizens EVE

2006	2% parallel upward movement in US interest rates %	2% parallel downward movement in US interest rates (no negative rates allowed) %

Period end	(9.6)	(7.2)
Maximum	(10.1)	(10.3)
Minimum	(8.4)	(1.9)
Average	(9.4)	(6.0)

2005

Period end	(9.1)	(8.2)
Maximum	(10.1)	(9.8)
Minimum	(7.1)	(4.4)
Average	(9.2)	(7.9)

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

Note 35 on the accounts includes, on pages 153 and 154, tables that summarise the Group’s interest rate sensitivity gap for its non-trading book at 31 December 2006 and 31 December 2005. The tables show the contractual re-pricing for each category of asset, liability and for off-balance sheet items and do not reflect the behaviouralised repricing used in the Group’s asset and liability management methodology and the non-trading interest rate VaR presented above.

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

The tables below set out the Group’s structural foreign currency exposures.
		Foreign
		currency	Structural
	Net investments	borrowings	foreign
	in foreign	hedging net	currency
	operations	investments	exposures
2006	£m	£m	£m

US dollar	15,036	5,278	9,758
Euro	3,059	1,696	1,363
Swiss franc	462	457	5
Chinese RMB	3,013	—	3,013
Other non-sterling	132	107	25

	21,702	7,538	14,164

2005

US dollar	15,452	6,637	8,815
Euro	2,285	139	2,146
Swiss franc	431	430	1
Chinese RMB	914	—	914
Other non-sterling	76	72	4

	19,158	7,278	11,880

The increase in the US dollar open structural foreign currency exposure over 2005 was created in order to minimise the impact of movements in the US dollar exchange rate against sterling on the Group’s capital ratios. The increase in the Chinese RMB position reflects the uplift in the value of the Group’s strategic investment in Bank of China.

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

Insurance risk is the risk of fluctuations in the timing, frequency or severity of insured events, relative to the expectations of the Group at the time of underwriting. This risk is managed according to the following separate components:

  Underwriting and pricing risk,
  Claims management risk,
  Reinsurance risk,
  Reserving risk

Insurance risk is predictable, especially with the analysis of large volumes of data over time. There is, however, uncertainty around the predictions from various sources, for example, volatility of the weather. However, the Group has documented risk policies, coupled with governance frameworks to oversee and control and hence minimise the risks.

Underwriting and pricing risk

The Group manages underwriting and pricing risk through a wide range of processes which include:

  Underwriting guidelines that detail the class, nature and type of business that may be accepted;

  Pricing policies which are set by senior management through pricing committees;

  Centralised control of policy wordings and any subsequent changes.

Operating and financial review continued

Claims management risk

Claims management risk is the risk that claims are handled or paid inappropriately. Claims are managed using a range of IT system controls and manual processes conducted by experienced staff. These, together with a range of detailed policies and procedures ensure that claims are handled in a timely, appropriate and accurate manner. The processes include controls to avoid claims staff handling or paying claims beyond their authorities, as well as controls to avoid paying invalid claims. Loss adjustors are used to handle certain claims to conclusion.

Reinsurance risk

Reinsurance is used to protect against the impact of major catastrophic events or unforeseen volumes of, or adverse trends in, large individual claims and to transfer risk that is outside the Group’s current risk appetite.

The following types of reinsurance are used where appropriate:

  Excess of loss ‘per individual risk’ reinsurance to protect against significantly large individual losses.

  Excess of loss catastrophic ‘event’ reinsurance to protect against major events, for example, windstorms or floods.

  Quota share reinsurance to protect against unforeseen adverse trends, where the reinsurer takes an agreed percentage of premiums and claims.

  Other forms of reinsurance may be utilised according to need, subject to approval by senior management or the board as appropriate.

Reinsurance of risks above the Group’s risk appetite is only effective if the reinsurance premium payable makes economic sense and the counterparty is financially secure. Before entering a contract with a new reinsurer, it must satisfy the Credit Risk Approval process that uses information derived internally and from security ratings agencies. Acceptable reinsurers are rated at A- or better unless specifically authorised by the RBS Insurance Group Board.

Reserving risk

Reserving risk relates to both premiums and claims. It is the risk that reserves are assessed incorrectly such that insufficient funds have been retained to pay or handle claims as the amounts fall due, both in relation to those claims which have already occurred in relation to the claims reserves (including claims handling expense reserves) or will occur in future periods of insurance (in relation to the premium reserves).

a)	Premium reserves
In respect of premium reserves, it is the Group’s policy to ensure that the net unearned premium reserves are adequate to meet the expected cost of claims and associated expenses in relation to the exposure after the balance sheet date. To the extent that the unearned premium reserves, net of reinsurance and deferred acquisition costs are inadequate, a liability adequacy provision will be held.

b)	Claims reserves
It is the Group’s policy to hold undiscounted claims reserves (including reserves to cover claims which have been incurred but not reported (IBNR reserves)) for all classes at a sufficient level to meet all liabilities as they fall due, having regard to actuarial estimates and the volatility observed and expected in the claims in each class.

The Group’s policy is to hold appropriate levels of provisions, typically in excess of the actuarial best estimate, for the major classes of business.

The Group’s focus is on high volume and relatively straightforward products, for example home and motor. This facilitates the generation of comprehensive underwriting and claims data, which are used to accurately price and monitor the risks accepted. This attention to data analysis is reinforced by tight controls on costs and claims handling procedures.

Frequency and severity of specific risks and sources of uncertainty

Most general insurance contracts written by the Group are issued on an annual basis, which means that the Group’s liability extends for a 12 month period, after which the Group is entitled to decline or renew or can impose renewal terms by amending the premium, terms and conditions, or both.

The following paragraphs explain the frequency and severity of claims and the sources of uncertainty for the key classes that the Group is exposed to:

a)

Motor insurance contracts (private and commercial)

Claims experience is variable, due to a wide range of factors, but the principal ones are age, sex and driving experience of the driver, type and nature of vehicle and use of vehicle and area.

There are many sources of uncertainty that affect the Group’s experience under motor insurance, including operational risk, reserving risk, premium rates not matching claims inflation rates, the weather, the social, economic and legislative environment and reinsurance failure risks.

b)

Property insurance contracts (residential and commercial)

The major source of uncertainty in the Group’s property accounts is the volatility of weather. Over a longer period, the strength of the economy is also a factor. There are many other sources of uncertainty which include operational and reinsurance issues.

c)

Other commercial insurance contracts

Other commercial claims come mainly from business interruption and loss arising from the negligence of the insured (liability insurance). Business interruption losses come from the loss of income, revenue and/or profit as a result of property damage claims. Liability insurance includes employers liability and public/products liability. As liability insurance is written on an occurrence basis, these covers are still subject to claims that are identified over a substantial period of time, but where the loss event occurred during the life of the policy.

Fluctuations in the social, economic and legislative climate are a source of uncertainty in the Group’s general liability account, and in particular court judgements and legislation, significant events (for example terrorist attacks), any emerging new heads of damage and types of claim that are not envisaged when the policy is written.

Life business

The three regulated life companies of the Group, National Westminster Life Assurance Limited, Royal Scottish Assurance plc and Direct Line Life Insurance Company Limited, are required to meet minimum capital requirements at all times under the Financial Service Authority’s Prudential Sourcebook. The capital resources covering the regulatory requirement are not transferable to other areas of the Group. To ensure that the capital requirement is satisfied at all times, each company holds an additional voluntary buffer above the regulatory minimum.

The Group is not exposed to price, currency, credit, or interest risk on unit linked life contracts but it is exposed to variation in management fees. A decrease of 10% in the value of the assets would reduce the asset management fees by £5 million per annum (2005 – £5 million). The Group also writes insurance contracts with minimum guaranteed death benefits that expose it to the risk that declines in the value of underlying investments may increase the Group’s net exposure to death risk.

Frequency and severity of claims – for contracts where death is the insured risk, the most significant factors that could increase the overall frequency of claims are epidemics or widespread changes in lifestyle, resulting in earlier or more claims than expected.

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

Operating and financial review continued

Operational risk

Operational risks are inherent in the Group’s business. Operational risk losses occur as the result of fraud, human error, missing or inadequately designed processes, failed systems, damage to physical assets, improper behaviour or from external events.

The Group’s Operational Risk Management Framework (“ORMF”) provides the direction for delivering effective operational risk management. The ORMF comprises the policy, principles and procedures that enable the consistent identification, assessment, mitigation, monitoring and reporting of operational risk across the Group in a cost-effective manner.

The objectives of the framework are to protect the Group from financial loss or damage to its reputation and to ensure that it meets all necessary regulatory and legal requirements.

The Group’s central Operational Risk function is responsible for the ORMF. It is the responsibility of the businesses to implement the framework. The businesses are required to identify where and how the business is exposed to the risk of loss; assess the extent of the risk exposure; control and mitigate the risk and monitor and report the operational risk exposure and highlight any action required.

The Group’s risk management processes are designed to ensure that enterprise risk issues are identified quickly, escalated and managed. Operational risk exposures for each division are reported through the monthly risk and control reports, which provide details of the risk exposures and action plans for each significant business process.

Regulatory risk and supervision

Regulatory risk is the risk arising from failing to meet the requirements of our regulators in the conduct of our business. To mitigate this risk, the Group is active in various regulatory developments affecting risk, capital and liquidity management.

This includes working with domestic and international trade associations, proactively engaging with various regulators, especially the FSA and the main regulatory groups, including the Basel Committee (see page 211), the Committee of European Banking Supervisors, the EU Commission and US regulators.

In the normal course of business the Group and its subsidiaries co-operate with regulatory authorities in various jurisdictions in their enquiries or investigations into alleged or possible breaches of regulations.

The Group has co-operated fully with various regulatory reviews of the operation of retail banking and consumer credit industries in the UK and elsewhere.

These include the reviews by the Competition Commission and the FSA into payment protection insurance, the OFT’s reviews of undertakings given following the Competition Commission inquiry in 2002 into the provision of banking services to SMEs. The OFT is also inquiring into credit and debit card interchange fees and has decided to undertake a fact find into unauthorised overdraft fees. In the EU, the European Commission is inquiring into MasterCard cross border interchange fees and has announced that its inquiry into retail banking has identified barriers to competition in certain areas of retail banking, payment systems and cards.

The outcome of these reviews is outside the Group’s control and it is not possible to predict the effect, if any, on the Group’s operations of future changes in regulatory actions and policies.

Governance

62 Board of directors and secretary

64 Report of the directors

68 Corporate governance

76 Directors’ remuneration report

87 Directors’ interests in shares

88 Statement of directors’ responsibilities

Board of directors and secretary

Chairman
1. Sir Tom McKillop (age 64)
C, N, R
Appointed to the Board as Deputy Chairman in September 2005, Sir Tom is a non-executive director of BP p.l.c., and president of the Science Council. He was formerly chief executive of AstraZeneca PLC, and was previously president of the European Federation of Pharmaceutical Industries and Associations and chairman of the British Pharma Group. He is Pro-Chancellor of the University of Leicester and a trustee of the Council for Industry and Higher Education.

Executive directors
Group Chief Executive
2. Sir Fred Goodwin (age 48)
DUniv, FCIBS, FCIB, LLD
C
Appointed to the Board in August 1998, Sir Fred is a Chartered Accountant. He was formerly chief executive and director, Clydesdale Bank PLC and Yorkshire Bank PLC. He is chairman of The Prince’s Trust, a non-executive director of Bank of China Limited and a former president of the Chartered Institute of Bankers in Scotland.

Group Finance Director
3. Guy Whittaker (age 50)
C
Appointed to the Board in February 2006, Guy Whittaker was formerly group treasurer at Citigroup Inc., based in New York, having previously held a number of management positions within the financial markets business at Citigroup. He was elected a Lady Beaufort Fellow of Christ's College Cambridge in 2004.

Chief Executive, Corporate Markets
4. Johnny Cameron (age 52) FCIBS
Appointed to the Board in March 2006, Johnny Cameron joined RBS from Dresdner Kleinwort Benson in 1998. In 2000, he was appointed Deputy Chief Executive of Corporate Banking & Financial Markets (CBFM) with responsibility for the integration of the NatWest and RBS Corporate Banking businesses. In October 2001 he was appointed Chief Executive CBFM, subsequently renamed Corporate Markets in January 2006.

Chairman and Chief Executive Officer of Citizens Financial Group, Inc.
5. Lawrence Fish (age 62)
Appointed to the Board in January 1993, Lawrence Fish is an American national. He is a career banker and was previously a director of the Federal Reserve Bank of Boston. He is a trustee of the Massachusetts Institute of Technology (MIT) and The Brookings Institution, and a director of Textron Inc. and numerous community organisations in the USA.

Chief Executive, Manufacturing
6. Mark Fisher (age 46) FCIBS
Appointed to the Board in March 2006, Mark Fisher is a career banker having joined National Westminster Bank Plc in 1981. In 2000, he was appointed Chief Executive, Manufacturing with various responsibilities including the integration of RBS and NatWest systems platforms. He is chairman of APACS Administration Limited.

Chief Executive, Retail Markets
7. Gordon Pell (age 57) FCIBS, FCIB
Appointed to the Board in March 2000, Gordon Pell was formerly group director of Lloyds TSB UK Retail Banking before joining National Westminster Bank Plc as a director in February 2000 and then becoming chief executive, Retail Banking. He is also a director of Race for Opportunity and a member of the National Employment Panel and the FSA Practitioner Panel. He was appointed chairman of the Business Commission on Racial Equality in the Workplace in July 2006.

Non-executive directors
8. Colin Buchan* (age 52)
A, C, R
Appointed to the Board in June 2002, Colin Buchan was educated in South Africa and spent the early part of his career in South Africa and the Far East. He has considerable international investment banking experience, as well as experience in very large risk management in the equities business. He was formerly a member of the group management board of UBS AG and head of equities of UBS Warburg. He is chairman of UBS Securities Canada Inc. and vice-chairman of Standard Life Investments (Holdings) Ltd. He is also a director of Merrill Lynch World Mining Trust Plc, Merrill Lynch Gold Limited, Royal Scottish National Orchestra Society Limited and World Mining Investment Company Limited.

9. Jim Currie* (age 65) D.Litt
R
Appointed to the Board in November 2001, Jim Currie is a highly experienced senior international civil servant who spent many years working in Brussels and Washington. He was formerly director general at the European Commission with responsibility for the EU’s environmental policy and director general for Customs and Excise and Indirect Taxation. He is also a director of Total Upstream UK Limited and an international adviser to Eversheds. He is a special adviser to the president of the European Bank for Reconstruction and Development.

10. Bill Friedrich* (age 58)
A
Appointed to the Board in March 2006, Bill Friedrich is currently deputy chief executive of BG Group plc. He previously served as general counsel for British Gas plc and is a former partner of Shearman & Sterling where he practised as a general corporate lawyer working for several of the world's leading financial institutions.

11. Archie Hunter* (age 63)
A (Chairman), C, N
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

12. Charles ‘Bud’ Koch (age 60)
Appointed to the Board in September 2004, Bud Koch is an American national. He has extensive professional experience in the USA and is currently chairman of the board of John Carroll University and a trustee of Case Western Reserve University. He was chairman, president and chief executive officer of Charter One Financial, Inc. and its wholly owned subsidiary, Charter One Bank, N.A. between 1973 and 2004. He is also a director of Assurant, Inc.

13. Janis Kong* (age 56) OBE, DUniv
R
Appointed to the Board in January 2006, Janis Kong was formerly executive chairman of Heathrow Airport Limited, chairman of Heathrow Express Limited and a director of BAA plc. She is currently a non-executive director of Kingfisher plc and Portmeirion Group plc. She is also chairman of Forum for the Future and a member of the board of Visit Britain.

14. Joe MacHale* (age 55)
A
Appointed to the Board in September 2004, Joe MacHale is currently the senior independent director and chairman of the audit committee of Morgan Crucible plc, a non-executive director and chairman of the remuneration committee of Brit Insurance Holdings plc, and a trustee of MacMillan Cancer Support. He held a number of senior executive positions with J P Morgan between 1979 and 2001 and was latterly chief executive of J P Morgan Europe, Middle East and Africa Region.

15. Sir Steve Robson* (age 63)
A
Appointed to the Board in July 2001, Sir Steve is a former senior UK civil servant, who had responsibility for a wide variety of Treasury matters. His early career included the post of private secretary to the Chancellor of the Exchequer and secondment to ICFC (now 3i). He was also a second permanent secretary of HM Treasury, where he was managing director of the Finance and Regulation Directorate. He is a non-executive director of JP Morgan Cazenove Holdings, Xstrata Plc and Partnerships UK plc, and a member of the Chairman’s Advisory Committee of KPMG.

16. Bob Scott* (age 65) CBE, FCIBS
C, N, R (Chairman)
Appointed to the Board in January 2001, Bob Scott is an Australian national. He is the senior independent director. He has many years’ experience in the international insurance business and played a leading role in the consolidation of the UK insurance industry. He is a former group chief executive of CGNU plc (now Aviva plc) and former chairman of the board of the Association of British Insurers. He is chairman of Yell Group plc and a non-executive director of Swiss Reinsurance Company (Zurich) and Jardine Lloyd Thompson Group plc. He is also a trustee of the Crimestoppers Trust, an adviser to Duke Street Capital Private Equity and a board member of Pension Insurance Corporation Holdings LLP.

17. Peter Sutherland* (age 60) KCMG
C, N, R
Appointed to the Board in January 2001, Peter Sutherland is an Irish national. He is a former attorney general of Ireland and from 1985 to 1989 was the European Commissioner responsible for competition policy. He is chairman of BP p.l.c. and Goldman Sachs International. He was formerly chairman of Allied Irish Bank and director general of GATT and its successor, the World Trade Organisation.

Group Secretary and General Counsel
18. Miller McLean (age 57) FCIBS
C
Miller McLean was appointed Group Secretary in August 1994. He is a trustee of the Industry and Parliament Trust, non-executive chairman of The Whitehall and Industry Group and director of The Scottish Parliament and Business Exchange.

A  member of the Audit Committee
C  member of the Chairman’s Advisory Group
N  member of the Nominations Committee
R  member of the Remuneration Committee
*   independent non-executive director

Report of the directors

The directors have pleasure in presenting their report together with the audited accounts for the year ended 31 December 2006.

Profit and dividends

The profit attributable to the ordinary shareholders of the company for the year ended 31 December 2006 amounted to £6,202 million compared with £5,392 million for the year ended 31 December 2005, as set out in the consolidated income statement on page 101.

An interim dividend of 24.2p per ordinary share was paid on 6 October 2006 totalling £771 million (2005 – £619 million). The directors now recommend that, subject to approval at the Annual General Meeting, a final dividend of 66.4p per ordinary share totalling £2,093 million (2005 – £1,699 million) be paid on 8 June 2007 to members on the register at the close of business on 9 March 2007.

Business review
Activities

The company is a holding company owning the entire issued ordinary share capital of The Royal Bank of Scotland, the principal direct operating subsidiary undertaking of the company. The “Group” comprises the company and all its subsidiary and associated undertakings, including The Royal Bank of Scotland and NatWest. Details of the principal subsidiary undertakings of the company are shown in Note 15 on the accounts.

The Group is engaged principally in providing a wide range of banking, insurance and other financial services. Further details of the organisational structure and business overview of the Group, including the products and services provided by each of its divisions and the competitive markets in which they operate, is contained on pages 4 and 5 of the Operating and financial review.

Risk factors

The Group’s future performance and results could be materially different from expected results depending on the outcome of certain potential risks and uncertainties. Details of the principal risk factors the Group faces are given on page 6 of the Operating and financial review.

The reported results of the Group are also sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Details of the Group’s critical accounting policies and key sources of accounting judgements are included in the Accounting policies on pages 98 to 100.

The Group’s approach to risk management, including its financial risk management objectives and policies and information on the Group’s exposure to price, credit, liquidity and cash flow risk is discussed in Note 34 on the accounts.

Financial performance

A review of the Group’s performance during the year ended 31 December 2006, including details of each division, and the Group’s financial position as at that date is contained in the Operating and financial review on pages 7 to 38.

Business developments

The Group led a consortium which acquired a 10% stake in Bank of China for US$3.1 billion in 2005. The Group itself invested US$1.6 billion. Bank of China listed on the Hong Kong Stock Exchange in June 2006 and on the Shanghai Stock Exchange in July 2006, issuing new shares equivalent to 14.14% of its enlarged share capital and raising US$13.7 billion. The Group did not take up its rights in the listings and the consortiums’ shareholding in Bank of China is now 8.25%.

In the year since the RBS investment was completed in December 2005, good progress has been made in developing the partnership. The joint credit card business has already issued more than one million cards and both sides have agreed to expand its scope to include all credit cards and merchant acquiring in mainland China. Preparations have been made to open pilot offices for the joint private banking business in Beijing and Shanghai early in 2007. Co-operation in corporate banking led to the completion of over £1 billion of transactions in shipping, aviation and trade finance. RBS has provided advice in a number of key operational areas including risk management, IT and human resources.

Employees

As at 31 December 2006, the Group employed 135,000 employees (full-time equivalent basis) throughout the world. Details of employee related costs are included in Note 2 on the accounts on page 105.

Employee recruitment

Across the Group, over 20,000 employees are recruited at different levels every year. The Group utilises a wide range of recruitment channels including executive search, general advertising, an open internal jobs market, talent fora and detailed succession planning to ensure that the recruitment and development of its employees are fully aligned to its organisational requirements.

Employee reward

The Group’s continuing success is closely linked to the performance, skills and individual commitment of its employees. In order to attract, motivate and retain the best available talent at every level, the Group offers a comprehensive remuneration and benefits package, Total Reward, to all employees.

Within this package, RBSelect, the Group’s benefit choice programme, provides for UK staff in the Group a flexible way of tailoring their reward to reflect their own individual lifestyles. During 2006, the Group brought retirement savings provision within RBSelect in order to provide more choice for the receipt of retirement benefits. Employees can also participate in bonus incentive plans specific to their business and share in the Group’s ongoing success through profit sharing, Buy As You Earn and Sharesave schemes, which align their interests with those of shareholders.

Report of the directors continued

Employee learning and development

The Group maintains a strong commitment to creating and providing learning opportunities for all its employees through a variety of personal development and training programmes and learning networks. The Group’s employees are encouraged to volunteer to work with its community partners. The Group continues to invest in leadership and management development which is consistent with its objective of being the employer of choice: attracting, rewarding and retaining the very best talent.

Many of the Group’s development programmes are delivered at the RBS Business School, based on the Gogarburn Campus.

Employee communication

Employee engagement is encouraged through a variety of means including the corporate intranet, Group and divisional magazines, team meetings led by line managers, briefings held by senior managers and regular dialogue with employees and employee representatives. The Group Chief Executive and other senior Group executives regularly communicate with employees through ‘Question Time’ style programmes, broadcast on the Group’s internal television network.

Employee consultation

The Group’s confidential global employee opinion survey is externally designed, undertaken and analysed annually on behalf of the Group by International Survey Research (ISR). The survey enables employees to maximise their contribution to the Group by expressing their views and opinions on a range of key issues.

A record-breaking 87% of Group employees in over 30 countries completed the 2006 survey. For the second year in a row, the Group scored significantly above the ISR Global Financial Services Norm in all categories. The survey results are presented to the Board and at divisional and team levels. Action plans are developed to address any issues identified.

The Group recognises trade unions in the UK and Ireland. These formal relationships are complemented by works council arrangements in many of the Group’s mainland Europe-based operations. The Group has a European Employee Communication Council that provides elected employee representatives with an opportunity to better understand the impact on its European operations.

Diversity

The Group’s Managing Diversity policy sets a framework for broadening the Group’s talent base, achieving the highest levels of performance, and enabling all employees to reach their full potential irrespective of age, disability, gender, marital status, political opinion, race, religious belief or sexual orientation.

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

Health, safety, wellbeing and security

The health, safety, wellbeing and security of employees and customers continues to be a priority for the Group. Regular reviews are undertaken of both policies and processes to ensure compliance with current legislation and best practice. The Group focus is on ensuring that these policies are closely linked to the operational needs of the business.

In the first quarter of 2006 the Group launched a Wellbeing website which includes a health and wellbeing calendar. The site is designed to raise awareness of international health issues and events, and to provide lifestyle education, information and support to employees.

Services were extended under HelpDirect, the Group’s Employee Assistance Programme, to provide support to all employees in the event of a critical incident. The service provides telephone access to qualified clinicians and a global network of counselling affiliates to enable the Group to provide a consistent level of support to individuals and the business wherever they are located.

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

For the financial services sector, consumer banking issues are the primary focus, followed by financial inclusion and capability, financial crime and corruption, employee practices, the challenge of climate change, support for small businesses and community giving. The Group takes all these responsibilities seriously, continually monitoring and managing them through policies and practices across the Group. The Board regularly considers corporate responsibility issues and receives a formal report on these twice each year.

Further details of the Group’s corporate responsibility policies will be contained in the 2006 Corporate Responsibility Report.

Going concern

The directors are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the ‘going concern’ basis for preparing the accounts.

Corporate governance

The company is committed to high standards of corporate governance. Details are given on pages 68 to 75.

Report of the directors continued

Ordinary share capital

During the year ended 31 December 2006, the company purchased for cancellation 54.4 million of its ordinary shares at a total cost of £1 billion. These repurchases represented 1.7% of the issued ordinary share capital of the company at 31 December 2006.

During the year, the ordinary share capital was increased by 7.5 million ordinary shares allotted as a result of the exercise of options under the company’s executive and sharesave schemes, 0.3 million ordinary shares allotted in respect of the exercise of options under the NatWest executive scheme which had been exchanged for options over the company’s ordinary shares following the acquisition of NatWest in 2000 and 2.2 million ordinary shares allotted under the company’s employee share ownership plan.

Details of the authorised and issued ordinary share capital at 31 December 2006 are shown in Note 30 on the accounts.

Preference share capital

Details of issues and redemptions of preference shares during the year and the authorised and issued preference share capital at 31 December 2006 are shown in Note 30 on the accounts.

Authority to repurchase shares

At the Annual General Meeting in 2006, shareholders renewed the authority for the company to make market purchases of up to 319,778,520 ordinary shares. As at 28 February 2007 (the latest practical date prior to printing of this report) the company had an unexpired authority to repurchase further shares up to a maximum of 265,384,899 ordinary shares of 25p. Shareholders will be asked to renew this authority at the Annual General Meeting in April 2007.

Bonus issue

Shareholders will be asked to vote at the Annual General Meeting on a proposal for the capitalisation of part of the company’s share premium account, resulting in the issue of up to 6.4 billion new ordinary shares of 25p each, details of which are set out in the letter to shareholders.

Directors

The names and brief biographical details of the directors are shown on pages 62 and 63. All directors, except:

  Fred Watt, who resigned from the Board on 31 January 2006,

  Guy Whittaker, who was appointed to the Board on 1 February 2006,
  Johnny Cameron, Mark Fisher and Bill Friedrich, who were appointed to the Board on 1 March 2006, and

  Sir George Mathewson, who retired from the Board on 28 April 2006,

served throughout the year and to the date of signing of the financial statements.

Lawrence Fish, Sir Fred Goodwin, Archie Hunter, Bud Koch, Joe MacHale and Gordon Pell will retire and offer themselves for re-election at the company’s Annual General Meeting.

Details of the service agreements for Lawrence Fish, Sir Fred Goodwin and Gordon Pell are set out on pages 79 and 80. No other director seeking election or re-election has a service agreement.

Directors’ interests

The interests of the directors in the shares of the company at 31 December 2006 are shown on page 87. None of the directors held an interest in the loan capital of the company or in the shares and loan capital of any of the subsidiary undertakings of the company, during the period from 1 January 2006 to 28 February 2007.

Directors' indemnities

In terms of section 309C of the Companies Act 1985 (as amended), the directors of the company, members of the Group Executive Management Committee and Approved Persons of the Group (under the Financial Services and Markets Act 2000) have been granted Qualifying Third Party Indemnity Provisions by the company.

Directors' disclosure to auditors:

Each of the directors at the date of approval of this report confirms that:

(a)	so far as the director is aware, there is no relevant audit information of which the company’s auditors are unaware; and

(b)	the director has taken all the steps that he/she ought to have taken as a director to make himself/herself aware of any relevant audit information and to establish that the company’s auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 234ZA of the Companies Act 1985.

Shareholdings

As at 28 February 2007, the company had been notified of the following interests in its shares.

Number of shares		% held	Number of shares		% held

Ordinary shares:			5 1/2 % cumulative preference shares:
Legal & General Group plc	127,207,908	4.01	Commercial Union Assurance plc	91,429	22.86
Barclays PLC	126,836,868	4.01	Mr P. S. and Mrs J. Allen	86,999	21.75
The Capital Group of Companies, Inc	95,578,555	3.01	Bassett-Patrick Securities Limited*	46,255	11.56
11% cumulative preference shares:			E M Behrens Charitable Trust	20,000	5.00
Guardian Royal Exchange			Mrs Gina Wild	19,800	4.95
Assurance plc	129,830	25.97	Trustees of The Stephen Cockburn
Windsor Life Assurance			Limited Pension Scheme	19,879	4.97
Company Limited	51,510	10.30	Miss Elizabeth Hill	16,124	4.03
Mr S. J. and Mrs J. A. Cockburn	30,810	6.16	Mr W. T. Hardison Jr.	13,532	3.38
Cleaning Tokens Limited	25,500	5.10	Ms C. L. Allen	13,200	3.30
			Ms J. C. Allen	12,750	3.18

*	Notification has been received on behalf of Mr A. W. R. Medlock and Mrs H. M. Medlock that they each have an interest in the holding of 5 1/2 % cumulative preference shares registered in the name of Bassett-Patrick Securities Limited noted above and that there are further holdings of 5,300 and 5,000 shares, respectively, of that class registered in each of their names.

Charitable contributions

In 2006 the contribution to the Group’s Community Investment programmes increased to £58.6 million (2005 – £56.2 million). The total amount given for charitable purposes by the company and its subsidiary undertakings during the year ended 31 December 2006 was £25.4 million (2005 – £24.3 million).

Political donations

At the Annual General Meeting in 2006, shareholders gave authority for the company to make political donations and incur political expenditure up to a maximum aggregate sum of £500,000 as a precautionary measure in light of the wide definitions in The Political Parties, Elections and Referendums Act 2000, for a period of four years. These authorities have not been used.

No political donations were made during the year and it is not proposed that the Group’s longstanding policy of not making contributions to any political party be changed.

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

At 31 December 2006, the Group’s trade creditors represented 28 days (2005 – 27 days) of amounts invoiced by suppliers. The company does not have any trade creditors.

Auditors

The auditors, Deloitte & Touche LLP, have indicated their willingness to continue in office. A resolution to re-appoint Deloitte & Touche LLP as the company’s auditor will be proposed at the forthcoming Annual General Meeting.

By order of the Board.

Miller McLean
Secretary
28 February 2007

The Royal Bank of Scotland Group plc
is registered in Scotland No. 45551.

Corporate governance

The company is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Throughout the year ended 31 December 2006, the company has complied with all of the provisions of the Combined Code issued by the Financial Reporting Council (the “FRC”) in July 2003 (the “Code”) except in relation to the authority reserved to the Board to make the final determination of the remuneration of the executive directors and in relation to the appointment of the Chairman of the Board to the Remuneration Committee, which are explained in the paragraph headed ‘Remuneration Committee’.

The company has also complied with the Smith Guidance on Audit Committees in all material respects.

Under the US Sarbanes-Oxley Act of 2002 (the “Act”), specific standards of corporate governance and business and financial disclosures apply to companies, including the company, with securities registered in the US. Section 404 of the Act concerns internal control over financial reporting and the Group is required to comply with it for the first time for the financial year ended 31 December 2006. The company complies with section 404 and all other applicable sections of the Act.

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

The Board met nine times during 2006 and was supplied with comprehensive papers in advance of each Board meeting covering the Group’s principal business activities. Members of executive management attend and make regular presentations at meetings of the Board.

The Board is aware of the other commitments of its directors and is satisfied that these do not conflict with their duties as non-executive directors of the company.

Board balance and independence

The Board currently comprises the Chairman, six executive directors and ten non-executive directors. The Board functions effectively and efficiently, and is considered to be of an appropriate size in view of the scale of the company and the diversity of its businesses. The directors provide the Group with the knowledge, mix of skills, experience and networks of contacts required. The Board Committees contain directors with a variety of relevant skills and experience so that no undue reliance is placed on any individual.

The non-executive directors combine broad business and commercial experience with independent and objective judgement. The balance between non-executive and executive directors enables the Board to provide clear and effective leadership and maintain the highest standards of integrity across the company’s business activities. The names and biographies of all Board members are set out on pages 62 and 63.

The composition of the Board is subject to continuing review and the provisions of the Code will be taken into account in respect of the balance of the Board. The Code requires the Board to determine whether its non-executive members are independent.

The Board comprises nine independent and seven non-independent directors (including executive directors), in addition to the Chairman. Bob Scott has been nominated as the senior independent director.

The Board considers that all non-executive directors are independent for the purposes of the Code, with the exception of Bud Koch who was formerly Chairman, President and Chief Executive Officer of Charter One Financial, Inc. which was acquired by Citizens Financial Group, Inc. in 2004.

Re-election of directors

At each Annual General Meeting, one third of the directors retire and offer themselves for re-election and each director must stand for re-election at least once every three years. Any non-executive directors who have served for more than nine years will also stand for annual re-election and the Board will consider their independence at that time. The proposed reelection of directors is subject to prior review by the Board.

The names of directors standing for re-election at the 2007 Annual General Meeting are contained on page 66 and further information will be given in the Chairman’s letter to shareholders in relation to the company’s Annual General Meeting.

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

Each new director receives a formal induction on joining the Board, including visits to the Group’s major businesses and meetings with directors and senior management. The induction is tailored to the director’s specific requirements. Directors are advised of appropriate training and professional development opportunities and undertake training and professional development they consider necessary in assisting them to carry out their duties as a director.

Performance evaluation

The Board has undertaken a formal and rigorous annual evaluation of its own performance and that of its committees and individual directors.

The performance evaluation of the operation and effectiveness of the Board, the Remuneration Committee and the Nominations Committee was undertaken in the autumn of 2006. This was conducted internally using a detailed questionnaire and individual meetings with each director. Amongst the areas reviewed were the role of the Board, Board composition, Board meetings and processes, Board performance and reporting, external relationships and Board Committees. A separate performance evaluation of the Audit Committee was also undertaken internally in late 2006 using a detailed questionnaire and meetings with Audit Committee members and attendees.

The report on the Board evaluation, which was designed to assist the Board in further improving its performance, was considered and discussed by the Board as a whole and a separate report on the outcomes of the evaluation of the Audit Committee was also considered and discussed by the Board. Careful consideration was given by all directors to the composition of the Board to assist the Nominations Committee in its future planning. The Board also considered the range and balance of its activities and was content that it was allocating appropriate time to such key matters as monitoring business performance, risk appetite and strategy.

Taking into account their review and deliberations the directors have concluded that the Board is effective in meeting its objectives and fulfilling its duties and obligations. The directors are also satisfied that each of the Board’s Committees (Audit, Remuneration and Nominations) carries out its delegated duties effectively.

In addition, each director discussed his or her own performance as a director and their Board evaluation with the Chairman. The senior independent director canvassed the views of the executive directors and met with the non-executive directors as a group without the Chairman present to consider the Chairman’s performance. The Board is satisfied that each director continues to contribute effectively to the Board and the Group and demonstrates commitment to his or her role as a director.

Board Committees

In order to provide effective oversight and leadership, the Board has established a number of Board Committees with particular responsibilities. The Committee chairmanship and membership are reviewed on a regular basis. The names and biographies of all Board Committee members are set out on pages 62 and 63.

The terms of reference of the Audit, Remuneration and Nominations Committees and the standard terms and conditions of appointment of non-executive directors are available on the Group’s website (www.rbs.com) and copies are available on request.

Audit Committee

All members of the Audit Committee are independent non-executive directors. The Audit Committee holds at least five meetings each year. The Audit Committee’s report is set out on pages 74 and 75.

Remuneration Committee

The members of the Remuneration Committee comprise independent non-executive directors together with the Chairman of the Board. In June 2006, the FRC issued a revised Combined Code (the “revised Code”) which applies to reporting years beginning on or after 1 November 2006. The company has adopted provision B.2.1. of the revised Code early and appointed the Chairman of the Board as a member of the Remuneration Committee as the company considers him to have been independent on appointment as Chairman. In that regard the provisions of the Code have not been complied with. The Remuneration Committee holds at least three meetings each year.

The Remuneration Comittee is responsible for assisting the Board in discharging its responsibilities and making all relevant disclosures in relation to the formulation and review of the Group's executive remuneration policy. The Remuneration Committee makes recommendations to the Board on the remuneration arrangements for the executive directors, the Chairman and the non-executive directors. In addition, the Remuneration Committee reviews the Group's employee share schemes and is responsible for appointing any remumeration consultants who advise the Remuneration Committee. The Directors' Remuneration Report is contained on pages 76 to 86.

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

Corporate governance continued

Meetings

The number of meetings of the Board and the Audit, Remuneration and Nominations Committees and individual attendance by members is shown below.

	Board	Audit	Remuneration	Nominations

Total number of meetings in 2006	9	8	5	2

Number of meetings attended in 2006

Sir George Mathewson (1)	4	—	—	—

Sir Tom McKillop (2)	9	—	2	2

Sir Fred Goodwin	9	—	—	—

Mr Buchan	9	8	5	—

Mr Cameron (3)	7	—	—	—

Dr Currie	9	—	5	—

Mr Fish	8	—	—	—

Mr Fisher (3)	7	—	—	—

Mr Friedrich (4)	6	2	—	—

Mr Hunter (5)	9	8	—	1

Mr Koch	8	—	—	—

Mrs Kong (6)	9	—	3	—

Mr MacHale	8	8	—	—

Mr Pell	9	—	—	—

Sir Steve Robson	7	7	—	—

Mr Scott	9	—	5	2

Mr Sutherland (6)	8	—	2	2

Mr Watt (7)	1	—	—	—

Mr Whittaker (8)	8	—	—	—

Notes:
(1)	Sir George Mathewson retired from the Board on 28 April 2006.
(2)	Sir Tom McKillop was appointed to the Remuneration Committee on 27 September 2006.
(3)	Mr Cameron and Mr Fisher were appointed to the Board on 1 March 2006.
(4)	Mr Friedrich was appointed to the Board on 1 March 2006 and to the Audit Committee on 1 July 2006.
(5)	Mr Hunter was appointed to the Nominations Committee on 1 July 2006.
(6)	Mrs Kong and Mr Sutherland were appointed to the Remuneration Committee on 1 July 2006.
(7)	Mr Watt resigned from the Board on 31 January 2006.
(8)	Mr Whittaker was appointed to the Board on 1 February 2006.

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

Communication with the company’s largest institutional shareholders is undertaken as part of the company’s investor relations programme. During the year, the directors received copies of analysts’ reports and a monthly report from the Group’s investor relations department which includes an analysis of share price movements, the Group’s performance against the sector, and key broker comments. In addition, information on major investor relations activities and changes to external ratings is provided. The senior independent director would be available to shareholders if concerns could not be addressed through the normal channels. The arrangements used to ensure that directors develop an understanding of the views of major shareholders are considered as part of the annual Board performance evaluation.

The Chairman, Group Chief Executive, Group Finance Director and, if appropriate, the senior independent director communicate shareholder views to the Board as a whole.

The Board commissions a survey of investor perceptions annually. The survey is undertaken on behalf of the Board by independent consultants and the outcomes of the study are considered by the Board.

Internal control

Management of The Royal Bank of Scotland Group (referred to in this and the immediately following sub-section as the "Group") is responsible for the Group’s system of internal control that is designed to facilitate effective and efficient operations and to ensure the quality of internal and external reporting and compliance with applicable laws and regulations. In devising internal controls, the Group has regard to the nature and extent of the risk, the likelihood of it crystallising and the cost of controls. A system of internal control is designed to manage, but not eliminate, the risk of failure to achieve business objectives and can only provide reasonable, and not absolute, assurance against the risk of material misstatement, fraud or losses.

Management’s report on internal control over financial reporting

Internal control over financial reporting is a component of an overall system of internal control. The Group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation and fair presentation of financial statements for external purposes, in accordance with International Financial Reporting Standards (“IFRS”) and US generally accepted accounting principles, collectively referred to as “GAAP”.

The Group’s internal control over financial reporting includes:

  Processes designed to provide assurance regarding the reliability of financial reporting and financial statements in accordance with GAAP.
  Policies and procedures that relate to the maintenance of records that fairly and accurately reflect the transactions and disposition of assets.
  Controls providing reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only as authorised by management.
  Controls providing reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of the Group’s internal control over financial reporting as of 31 December 2006 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.  Based on this assessment, Management believes that, as of 31 December 2006, the Group’s internal control over financial reporting is effective.

The assessment of the effectiveness of the Group's internal control over financial reporting as of 31 December 2006 has been audited by Deloitte & Touche LLP, the Group's independent registered public accountants. The report of independent registered public accounting firm to the directors of The Royal Bank of Scotland Group plc expresses unqualified opinions on the assessment and on the effectiveness of the Group's internal control over financial reporting as of 31 December 2006.

Disclosure controls and procedures

As required by US regulations, the effectiveness of the company’s disclosure controls and procedures (as defined in the rules under the US Securities Exchange Act of 1934) have been evaluated. This evaluation has been considered and approved by the Board which has instructed the Group Chief Executive and the Group Finance Director to certify that as at 31 December 2006, the company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the company and its consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal controls

There was no change in the company’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

Report of Independent Registered Public Accounting Firm to the directors of The Royal Bank of Scotland Group plc

We have audited management’s assessment, included in “Management’s report on Internal control over financial reporting”, that The Royal Bank of Scotland Group plc and subsidiaries (“the Group”) maintained effective internal control over financial reporting as at 31 December 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management are responsible for maintaining effective internal control over financial reporting and for the assessment of its effectiveness. Our responsibility is to express opinions on management's assessment and the effectiveness of the Group's internal control over financial reporting.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Group maintained effective internal control over financial reporting as at 31 December 2006 is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as at 31 December 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Group as at and for the year ended 31 December 2006 and our report dated 28 February 2007 expressed an unqualified opinion on those financial statements and includes an explanatory paragraph relating to the nature and effect of differences between International Financial Reporting Standards and accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors

Edinburgh, United Kingdom
28 February 2007

[INTENTIONALLY LEFT BLANK]

Corporate governance continued

Audit Committee Report

The members of the Audit Committee are Archie Hunter (Chairman), Colin Buchan, Bill Friedrich (since July 2006), Joe MacHale and Sir Steve Robson. All members of the Audit Committee are independent non-executive directors. The Audit Committee holds at least five meetings each year, two of which are held immediately prior to submission of the interim and annual financial statements to the Group Board. This core agenda is supplemented by additional meetings as required, three being added in 2006. Audit Committee meetings are attended by relevant executive directors, the internal and external auditors and finance and risk management executives. At least twice per annum the Audit Committee meets privately with the external auditors. The Audit Committee also visits business divisions and selected Group functions under a programme set at the beginning of each year.

The Board is satisfied that all the Audit Committee members have recent and relevant financial experience. Although the Board has determined that each member of the Audit Committee is an ‘Audit Committee Financial Expert’ and is independent, each as defined in the SEC rules under the US Securities Exchange Act of 1934 and related guidance, the members of the Audit Committee are selected with a view to the expertise and experience of the Audit Committee as a whole, and the Audit Committee reports to the Board as a single entity. The designation of a director or directors as an ‘Audit Committee Financial Expert’ does not impose on any such director, any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such director as a member of the Audit Committee and Board in the absence of such a designation. Nor does the designation of a director as an ‘Audit Committee Financial Expert’ affect the duties, obligations or liability of any other member of the Board.

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

Full details of the responsibilities of the Audit Committee are available at www.rbs.com

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

The Audit Committee, in advance of the commencement of any such service, approves all other permitted non-audit services on a case by case basis. In addition, the Audit Committee reviews and monitors the independence and objectivity of the external auditors when it approves non-audit work to be carried out by them, taking into consideration relevant legislation and ethical guidance. Information on the audit and non-audit services carried out by the external auditors is detailed in Note 4 to the Group’s accounts.

The Audit Committee undertakes an annual evaluation to assess the independence and objectivity of the external auditors and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements. The results of this evaluation are reported to the Board.

The Audit Committee is responsible for making recommendations to the Board, for it to put the Audit Committee’s recommendations to shareholders for their approval at the Annual General Meeting in relation to the appointment, reappointment and removal of the external auditors. The Board has endorsed the Audit Committee’s recommendation that shareholders be requested to approve the reappointment of Deloitte & Touche LLP as external auditors at the Annual General Meeting in April 2007.

The Audit Committee also fixes the remuneration of the external auditors as authorised by shareholders at the Annual General Meeting.

The Audit Committee approves the terms of engagement of the external auditors.

In 2004 KPMG conducted a review of the effectiveness of Group Internal Audit. It is intended that there will be an external review of the effectiveness of Group Internal Audit every three to five years in line with best practice, with internal reviews continuing in the intervening years. In 2006 the Audit Committee conducted a review of Group Internal Audit that involved cross Group participation and the external auditors and concluded that the function operated effectively. The Board also concluded, following the 2006 internal review, that the Group Internal Audit function was effective. During 2005 PricewaterhouseCoopers conducted an external review of the effectiveness of the Audit Committee, the results of which were reported to the Board. It is intended that there will be an external review of the effectiveness of the Audit Committee every three years, with internal reviews by the Board continuing in the intervening years. An internal review of the Audit Committee’s performance was undertaken in 2006 and a separate report on the outcome was considered and discussed by the Board.

In 2005 the Audit Committee reviewed the audit committee structure throughout the Group and, as a result, proposed to the Board a reorganisation and strengthening of the structure to ensure that audit committees would cover each separate Group business appropriately. That recommendation was accepted by the Board, and, whilst still in its initial year, the revised structure has bedded down well. The Audit Committee has an appropriately close relationship with each of the business audit committees.

Archie Hunter
Chairman of the Audit Committee
28 February 2007

Directors’ remuneration report

The Remuneration Committee

The members of the Remuneration Committee are Bob Scott (Chairman), Colin Buchan, Jim Currie, Janis Kong, Sir Tom McKillop and Peter Sutherland. The members of the Remuneration Committee comprise independent non-executive directors, together with the Chairman of the Board.

During the year, the Remuneration Committee received advice from Watson Wyatt and Mercer Human Resource Consulting on matters relating to directors’ remuneration in the UK (Watson Wyatt) and US (Mercer), together with advice from the Group Director, Human Resources and the Group Secretary and General Counsel on general remuneration matters. In addition, the Remuneration Committee has taken account of the views of the Chairman of the Board (who was appointed as a member of the Remuneration Committee in September 2006) and the Group Chief Executive on performance assessment of the executive directors.

In addition to advising the Remuneration Committee, Watson Wyatt provided professional services in the ordinary course of business, including actuarial advice and benefits administration services to subsidiaries of the Group and investment consulting and actuarial advice to the trustees of some of the Group’s pension funds. Mercer Human Resource Consulting provided advice and support in connection with a range of benefits, pension actuarial and investment matters.

Remuneration policy

The Remuneration Committee conducted a comprehensive review of all aspects of the remuneration package in 2005, and the executive remuneration policy outcome was approved by shareholders at the company’s Annual General Meeting in 2006. During the year, the Remuneration Committee continued to review policy in light of market changes and shareholder comments. As a result, a new executive share option plan is being submitted to shareholders for approval at the company’s 2007 Annual General Meeting.

The objective of the executive remuneration policy is to provide, in the context of the company’s business strategy, remuneration in form and amount which will attract, motivate and retain high-calibre executives. In order to achieve this objective, the policy is framed around the following core principles:

  Total rewards will be set at levels that are competitive within the relevant market, taking each executive director’s remuneration package as a whole. The relevant market is FTSE top 20 companies and major UK banks for the UK- based executives and US retail banks for US-based executives.

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

The above diagram has been prepared to illustrate the use of performance metrics in the total direct compensation package. For the Group Chief Executive, 21.5% of the package is fixed and 78.5% is performance related. For the executive directors, 27% is fixed and 73% is performance related. Values are entered on the basis of on-target annual performance; long term incentives are shown at the approximate expected value at grant. Pension and other benefits have been excluded. Financial metrics include profit growth, cost control and ROE.

The non-executive directors’ fees are reviewed annually by the Board, on the recommendation of its Chairman. The level of remuneration reflects the responsibility and time commitment of directors and the level of fees paid to non-executive directors of comparable major UK companies. Non-executive directors do not participate in any incentive or performance plan.

The Remuneration Committee makes recommendations to the Board on the remuneration arrangements for the executive directors and the Chairman. The Remuneration Committee also approves the remuneration arrangements of senior executives below Board level who are members of the Group Executive Management Committee, on the recommendation of the Group Chief Executive, and reviews all long-term incentive arrangements which are operated by the Group.

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

Benefits

UK-based executive directors, with the exception of Guy Whittaker, are members of The Royal Bank of Scotland Group Pension Fund (“the RBS Fund”). Any new executive directors will not be eligible to participate in the RBS Fund unless they were already a member prior to 1 October 2006.

The RBS Fund is a non-contributory defined benefit fund. Details of pension arrangements of directors are shown on page 86.

From April 2006, new tax legislation applies to UK pensions. The Remuneration Committee reviewed the pension provision for all executives and determined that the cost of any additional tax that individuals may incur as a result of their benefits exceeding the new lifetime allowances and annual allowances would not be met by the Group. The Committee believes that pension is an effective element in the retention of directors and decided that no changes should be made to existing arrangements other than to allow directors to opt out of future tax-registered pension provision. For those directors who have opted out of the pension provision, the cash allowances are shown on page 81.

Executive directors are eligible to receive a choice of various employee benefits or a cash equivalent, on a similar basis to other employees. In addition, as employees, executive directors are eligible also to participate in Sharesave, Buy As You Earn and the Profit Sharing scheme, which currently pays up to 10 per cent of salaries, depending on the Group’s performance. These schemes are not subject to performance conditions since they are operated on an all-employee basis. Executive directors also receive death-in-service benefits.

Short-term annual incentives

UK-based executive directors normally have a maximum annual incentive potential of between 160% and 200% of salary. For exceptional performance, as measured by the achievement of significant objectives, executive directors may be awarded incentive payments of up to 200% of salary, or 250% of salary, in the case of the Group Chief Executive and the Chief Executive, Corporate Markets. Awards will normally be based on the delivery of a combination of appropriate Group and individual financial and operational targets approved each year by the Remuneration Committee.

For the Group Chief Executive, the annual incentive is primarily based on specific Group financial performance measures such as operating profit, earnings per share growth and return on equity. The remainder of the Group Chief Executive’s annual incentive is based on a range of non-financial measures which may include measures relating to shareholders, customers and staff.

For the other executive directors a proportion of the annual incentive is based on Group financial performance and a proportion on division financial performance. The remainder of each individual’s annual incentive opportunity is dependent on achievement of a range of non-financial measures, specific objectives and key result areas. Divisional performance includes measures such as operating income, costs, loan impairments or operating profit. Non-financial measures include customer measures (e.g. customer numbers, customer satisfaction), staff measures (e.g. employee engagement) and efficiency and change objectives.

In respect of 2006, the Remuneration Committee reviewed the annual incentive payments for all executive directors taking into account performance against the various targets set at the beginning of the year and covering overall Group financial metrics, divisional performance and each director’s other operational targets.

Group operating profit and other Group financial metrics were fully met or exceeded, while most divisional and individual performance objectives were also met or exceeded. As a result, the Remuneration Committee proposed and the Board (excluding executive directors) agreed annual incentive payments ranging from 75% to 125% of normal maximum level. The payments made to Mr Cameron (125% of normal maximum) and Sir Fred Goodwin (110% of normal maximum) reflected the outstanding performance achieved by Corporate Markets and the Group overall respectively and were within the exceptional maximum level.

Long-term incentives

The company provides long-term incentives in the form of share options and share or share equivalent awards. Their objective is to encourage the creation of value over the long term and to align the rewards of the executive directors with the returns to shareholders.

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

Awards made from 2006 are subject to two performance measures; 50% of the award vests on a relative Total Shareholder Return (“TSR”) measure and 50% vests on growth in adjusted earnings per share (“EPS”) over the three year performance period.

For the TSR element, vesting is based on the level of outperformance by the Group of the median of the comparator group TSR over the performance period. Awards made under the plan will not vest if the company’s TSR is below the median of the comparator group. Achievement of median TSR performance against comparator companies will result in vesting of 25% of the award. Outperformance of median TSR performance by up to 9% will result in vesting on a straight-line basis from 25% to 125%, outperformance by 9% to 18% will result in vesting on a straight-line basis from 125% to 200%. Vesting at 200% will occur if the company outperforms the median TSR performance of the comparator group by at least 18%. For awards made in 2006, the companies in the comparator group are ABN Amro Holdings N.V.; Banco Santander Central Hispano, S.A.; Barclays PLC; Citigroup Inc; HBOS plc; HSBC Holdings plc; Lloyds TSB Group plc and Standard Chartered PLC. The Remuneration Committee considers this group to be appropriate in the context of the Group’s business.

Directors’ remuneration report continued

The EPS element ensures a clear line of sight for executives to improve long-term financial performance. For this element, the level of EPS growth over the three year period will be calculated by comparing the adjusted EPS in the year prior to the year of grant with that in the final year of the performance period. Each year the vesting schedule for the EPS growth measure will be agreed by the Remuneration Committee at the time of grant, having regard to the business plan, performance relative to comparators and analysts’ forecasts.

For the awards made in 2006, the awards will not vest if EPS growth is below 5% per annum over the three year period. Where EPS growth is between 5% per annum and 10% per annum vesting will occur on a straight-line basis from 25% to 100%. Vesting at 100% will occur if EPS growth is at least 10% per annum.

Options

In 2006, awards were made under the executive share option scheme approved by shareholders in January 1999. Options granted to executive directors were over shares worth between one and a quarter times salary and two and a half times salary, based on the market value at the date of grant. These options are exercisable only if, over a three year period from the date of grant, the growth in the company’s EPS has exceeded the growth in the RPI plus 9%.

A new executive share option plan is being submitted for approval at the company’s Annual General Meeting in 2007. It is proposed that, subject to approval at the Annual General Meeting, the first grants under this plan will be made following the Annual General Meeting. Grants to executive directors will be made over shares worth up to 300% of salary with an EPS performance condition. The performance condition will be based on the average annual growth in the Group’s adjusted EPS over the three year performance period commencing with the year of grant. The calibration of the EPS growth measure will be agreed by the Remuneration Committee at the time of each grant having regard to the business plan, prevailing economic conditions and analysts’ forecasts.

Shareholding guidelines

In 2006, the Remuneration Committee reviewed the policy on shareholding requirements and the Group has now adopted shareholding guidelines for executive directors.

The target shareholding level is 200% of gross annual salary for the Group Chief Executive and 100% of gross annual salary for executive directors. Target shareholding levels are determined by reference to ordinary shares held, together with any vested awards under the Group’s Medium-term Performance Plan. Executive directors have a period of five years in which to build up their shareholdings to meet the guideline levels.

Group Finance Director – Guy Whittaker

Guy Whittaker joined the Group on 1 February 2006. On recruitment, Mr Whittaker was compensated for the value of restricted stock and unvested options he forfeited on departure from his previous employer. This compensation took the form of a grant of ordinary shares in The Royal Bank of Scotland Group plc worth £1,000,000 and restricted stock worth £1,450,000, the latter vesting in three tranches between 2007 and 2009. In addition, Mr Whittaker forfeited his performance bonus from his previous employer and was compensated by a cash payment of £1,195,181 and a grant of restricted stock worth £962,785, the latter vesting in four tranches between 2007 and 2010. Mr Whittaker’s current remuneration package is in line with those of the Group’s other UK-based executive directors.

US based director – Lawrence Fish

The remuneration policy for Mr Fish is as follows:

Base salary is set having regard to the levels of base salary in other US banks and the appropriate balance of fixed and variable remuneration for US based executives of UK listed companies operating within the corporate governance frameworks of the UK.

Benefits Mr Fish accrues pension benefits under a number of arrangements in the US. Details are provided on page 86. In addition he is entitled to receive other benefits on a similar basis to other Citizens employees.

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

Long-term incentives consist of the following components:

  The last grant made under the Citizens Phantom 2000 Plan vested on 1 January 2006. The value of units at the time of vesting was based on the cumulative economic profit generated by Citizens, the trend in economic profit and on the external market trends in the US banking sector, using price/earnings ratios of comparator US banks.

  A grant under the Group’s Medium-term Performance Plan within the levels, and on the same terms, available to UK based executives.

  A grant under the executive share option scheme within the levels, and on the same terms, available to UK based executives. In 2007, Mr Fish will be eligible for a grant under the new executive share option plan if approved by shareholders at the company’s Annual General Meeting.

  A grant under the new Citizens Long Term Incentive Plan approved by shareholders at the company’s Annual General Meeting in 2005. Performance is measured on a combination of Growth in Profit before Tax and Relative Return on Equity based on a comparison of Citizens with comparator US banks. The targets for this plan are set on an annual basis over the three year term of the grant. The target value of the award made under the plan in 2005 was 33% of salary and in 2006 was 75% of salary. Each award may deliver up to a maximum of twice the target value.

Total shareholder return performance

The undernoted performance graph illustrates the performance of the company over the past five years in terms of total shareholder return compared with that of the companies comprising the FTSE 100 Index. This Index has been selected because it represents a cross-section of leading UK companies. The total shareholder return for the company and the FTSE 100 have been rebased to 100 for 2001.

Total shareholder return

Service contracts

The company’s policy in relation to the duration of contracts with directors is that executive directors’ contracts generally continue until termination by either party, subject to the required notice, or until retirement. The notice period under the service contracts of executive directors will not normally exceed 12 months. In relation to newly recruited executive directors, subject to the prior approval of the Remuneration Committee, the notice period from the employing company required to terminate the contract will not normally exceed 12 months unless there is a clear case for this. Where a longer period of notice is initially approved on appointment, it will normally be structured such that it will automatically reduce to 12 months in due course.

All new service contracts for executive directors are subject to approval by the Remuneration Committee. Those contracts normally include standard clauses covering the performance review process, the company’s normal disciplinary procedure, and terms for dismissal in the event of failure to perform or in situations involving actions in breach of the Group’s policies.

Any compensation payment made in connection with the departure of an executive director will be subject to approval by the Remuneration Committee, having regard to the terms of the service contract and the reasons for termination.

Information regarding executive directors’ service contracts is summarised in the table and notes below.

Name	Date of current contract/ Employing company	Notice period – from company	Notice period – from executive

Sir Fred Goodwin	1 August 1998 The Royal Bank of Scotland plc	12 months	6 months

Mr Cameron	29 March 1998 The Royal Bank of Scotland plc	12 months	6 months

Mr Fish	18 February 2004 Citizens Financial Group, Inc.	12 months	12 months

Mr Fisher	27 February 2007 The Royal Bank of Scotland plc	12 months	12 months

Mr Pell	20 February 2006 The Royal Bank of Scotland plc	12 months	6 months

Mr Whittaker	19 December 2005 The Royal Bank of Scotland plc	12 months	12 months

Directors’ remuneration report continued

Except as noted below, in the event of severance of contract where any contractual notice period is not worked, the employing company may pay a sum to the executive in lieu of this period of notice. Any such payment would, at maximum, comprise base salary and a cash value in respect of fixed benefits (including pension plan contributions). In the event of situations involving breach of the employing company’s policies resulting in dismissal, reduced or no payments may be made to the executive. Depending on the circumstances of the termination of employment, the executive may be entitled, or the Remuneration Committee may exercise its discretion to allow, the executive to exercise outstanding awards under long-term incentive arrangements subject to the rules of the relevant plan. All UK based directors, with the exception of Guy Whittaker, are members of The Royal Bank of Scotland Group Pension Fund (‘the RBS Fund’) and are contractually entitled to receive all pension benefits in accordance with its terms. The RBS Fund rules allow all members who retire early at the request of their employer to receive a pension based on accrued service with no discount applied for early retirement.

The Remuneration Committee has reviewed this provision of the RBS Fund, which applies equally to executive directors and other employees. The Remuneration Committee concluded that a change to the terms of the RBS Fund in respect of early retirement at the company’s request would not be a cost effective route to take at this time. The RBS Fund is closed to employees, including any executive directors, joining the Group after 30 September 2006.

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

Chairman and non-executive directors

The original date of appointment as a director of the company and the latest date for the next re-election are as follows:

	Date first appointed	Latest date for next re-election

Sir Tom McKillop	1 September 2005	2009
Mr Buchan	1 June 2002	2009
Dr Currie	28 November 2001	2008
Mr Friedrich	1 March 2006	2009
Mr Hunter	1 September 2004	2008
Mr Koch	29 September 2004	2008
Mrs Kong	1 January 2006	2009
Mr MacHale	1 September 2004	2008
Sir Steve Robson	25 July 2001	2008
Mr Scott	31 January 2001	2009
Mr Sutherland	31 January 2001	2009

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

The tables and explanatory notes on pages 81 to 86 report the remuneration of each director for the year ended 31 December 2006 and have been audited by the company’s auditors, Deloitte & Touche LLP.

Directors’ remuneration

	Salary/	Performance		Pension			2006	2005
	fees	bonus	(1)	allowance	Benefits	Other	Total	Total
	£000	£000		£000	£000	£000	£000	£000

Chairman
Sir Tom McKillop (appointed Chairman on 28 April 2006)	471	—		—	—	—	471	67
Sir George Mathewson (retired 28 April 2006) (2)	199	—		—	1	—	200	607

Executive directors
Sir Fred Goodwin	1,190	2,760		—	46	—	3,996	2,893
Mr Cameron (appointed 1 March 2006) (3)	889	2,340		236	31	—	3,496	—
Mr Fish (4)	1,017	1,627		—	35	—	2,679	2,509
Mr Fisher (appointed 1 March 2006) (3)	654	1,105		122	13	—	1,894	—
Mr Pell	790	1,309		—	21	—	2,120	1,586
Mr Watt (resigned 31 January 2006) (5)	57	55		—	5	—	117	1,399
Mr Whittaker (appointed 1 February 2006) (6)	663	1,190		228	2	2,392	4,475	—

Notes:
(1)	Includes 10% profit sharing. The performance bonus for Mr Cameron and Mr Fisher reflects their performance for the full year.
(2)	From 28 April 2006, Sir George has been employed as an adviser to the Group. Under this employment agreement dated 26 April 2006, which runs until 31 July 2009, Sir George received a fee of £179,000 for his services under this agreement in 2006, comprising £150,000 in respect of certain duties performed in the connection with the handover of his responsibilities to Sir Tom McKillop in the three month period following the Annual General Meeting and thereafter at the rate of £75,000 per annum. Under this arrangement he also received medical insurance, life assurance cover and secretarial and administrative support necessary for the performance of his duties.
(3)	The above figures include remuneration paid to Mr Cameron and Mr Fisher prior to their appointment as directors. For this period, Mr Cameron and Mr Fisher received salary and benefits of £141,000 and £105,000 respectively.
(4)	Mr Fish is a non-executive director of Textron Inc. and retains the fees paid to him in this respect. For 2006, he received a remuneration package from Textron Inc. equivalent to approximately US$84,974.
(5)	Following his resignation as a director on 31 January 2006, Mr Watt remained employed by the Group until 28 February 2006 in order to facilitate a handover of duties to his successor. For this period, Mr Watt received remuneration of £112,000, comprising £57,000 in respect of salary and benefits, and £55,000 in respect of performance bonus.
(6)	Included in other remuneration for Mr Whittaker is an award of ordinary shares in the company of £1,000,000, a cash payment of £1,195,181 and relocation expenses of £197,211.

		Board	2006	2005
	Board fees	committee fees	Total	Total
Non-executive directors	£000	£000	£000	£000

Mr Buchan	65	55	120	109
Dr Currie	65	15	80	68
Mr Friedrich (appointed 1 March 2006)	54	15	69	—
Mr Hunter	65	93	158	113
Mr Koch (1)	65	—	65	55
Mrs Kong (appointed 1 January 2006)	65	8	73	—
Mr MacHale	65	30	95	80
Sir Steve Robson	65	30	95	80
Mr Scott (2)			155	100
Mr Sutherland	65	23	88	60

Notes:
(1)	In addition to his role as a non-executive director, Mr Koch has an agreement with Citizens Financial Group, Inc. to provide consulting services for a period of three years following the acquisition by Citizens of Charter One Financial, Inc. For these services Mr Koch receives $402,500 per annum.
(2)	Mr Scott’s senior independent director fee covers all Board and Board Committee work including Chairmanship of the Remuneration Committee.

No director received any expense allowances chargeable to UK income tax or compensation for loss of office/termination payment. The non-executive directors did not receive any bonus payments or benefits.

Directors’ remuneration report continued

Share options

Options to subscribe for ordinary shares of 25p each in the company granted to, and exercised by, directors during the year to 31 December 2006 are included in the table below:

			Options exercised in 2006			Options held at 31 December 2006

	Options held at 1 January 2006	Options granted in 2006	Number	Market price at date of exercise £	Option price £	Number	Exercise period

Sir George Mathewson (2)	69,257				9.33	69,257	11.05.01 – 10.05.08
	147,247				7.81	147,247	29.03.03 – 28.03.10
	150				12.40	150	09.08.03 – 08.08.06	(1)
	20,100				17.18	20,100	14.08.04 – 13.08.11
	19,500				18.18	19,500	14.03.05 – 13.03.12
	36,400				12.37	36,400	13.03.06 – 12.03.13
	36,044				17.34	36,044	11.03.07 – 10.03.14
	41,570				17.29	41,570	10.03.08 – 09.03.15
	1,347				13.64	1,347	01.10.08 – 31.03.09	(1)

	371,615					371,615

Sir Fred Goodwin	164,571				8.75	164,571	07.12.01 – 06.12.08
	2,963				11.18	2,963	04.03.02 – 03.03.09
	27,306				11.97	27,306	03.06.02 – 02.06.09
	153,648				7.81	153,648	29.03.03 – 28.03.10
	43,700				17.18	43,700	14.08.04 – 13.08.11
	41,300				18.18	41,300	14.03.05 – 13.03.12
	72,800				12.37	72,800	13.03.06 – 12.03.13
	144,175				17.34	144,175	11.03.07 – 10.03.14
	159,051				17.29	159,051	10.03.08 – 09.03.15
	1,267				13.04	1,267	01.10.10 – 31.03.11	(1)
		161,987			18.52	161,987	09.03.09 – 08.03.16

	810,781	161,987				972,768

Mr Cameron (3)	19,194				11.18	19,194	04.03.02 – 03.03.09
	38,411				7.81	38,411	29.03.03 – 28.03.10
	150				15.63	150	04.04.04 – 03.04.07	(1)
	26,200				17.18	26,200	14.08.04 – 13.08.11
	31,800				18.18	31,800	14.03.05 – 13.03.12
	52,600				12.37	52,600	13.03.06 – 12.03.13
	50,461				17.34	50,461	11.03.07 – 10.03.14
	1,865				9.85	1,865	01.10.07 – 31.03.08	(1)
	80,972				17.29	80,972	10.03.08 – 09.03.15
		85,043			18.52	85,043	09.03.09 – 08.03.16

	301,653	85,043				386,696

Mr Fish	107,877				9.33	107,877	11.05.01 – 10.05.08
	150		150	17.36	12.40	—
	37,603				17.29	37,603	10.03.08 – 09.03.15
		111,129			18.52	111,129	09.03.09 – 08.03.16

	145,630	111,129	150			256,609

Mr Fisher (3)	14,281				9.24	14,281	01.04.02 – 31.03.09
	33,291				7.81	33,291	29.03.03 – 28.03.10
	21,800				17.18	21,800	14.08.04 – 13.08.11
	22,700				18.18	22,700	14.03.05 – 13.03.12
	40,500				12.37	40,500	13.03.06 – 12.03.13
	283		283	18.27	13.07	—
	39,648				17.34	39,648	11.03.07 – 10.03.14
	311				12.09	311	01.10.07 – 31.03.08	(1)
	60,729				17.29	60,729	10.03.08 – 09.03.15
	145				13.04	145	01.10.08 – 31.03.09	(1)
		61,420			18.52	61,420	09.03.09 – 08.03.16

	233,688	61,420	283			294,825

			Options exercised in 2006			Options held at 31 December 2006

	Options held at 1 January 2006	Options granted in 2006	Number	Market price at date of exercise £	Option price £	Number	Exercise period

Mr Pell	51,216				7.81	51,216	29.03.03 – 28.03.10
	29,100				17.18	29,100	14.08.04 – 13.08.11
	27,600				18.18	27,600	14.03.05 – 13.03.12
	49,800				12.37	49,800	13.03.06 – 12.03.13
	47,217				17.34	47,217	11.03.07 – 10.03.14
	50,607				17.29	50,607	10.03.08 – 09.03.15
		62,365			18.52	62,365	09.03.09 – 08.03.16

	255,540	62,365				317,905

Mr Watt (4)	70,148				12.83	70,148	04.09.03 – 03.09.10
	23,300				17.18	23,300	14.08.04 – 13.08.11
	22,100				18.18	22,100	14.03.05 – 13.03.12
	42,500				12.37	42,500	13.03.06 – 12.03.13
	43,253				17.34	43,253	11.03.07 – 10.03.14
	57,259				17.29	57,259	10.03.08 – 09.03.15

	258,560					258,560

Mr Whittaker (5)		56,695			18.52	56,695	09.03.09 – 08.03.16
		1,235			13.84	1,235	01.10.13 – 31.03.14	(1)

		57,930				57,930

Notes:
(1)	Options held under the sharesave and option 2000 schemes, which are not subject to performance conditions.
(2)	Sir George Mathewson retired from the Board on 28 April 2006. The figures quoted above are as at cessation. Subsequently, Sir George exercised his option over 150 shares on 8 June 2006.
(3)	Options held at 1 January 2006 by Mr Cameron and Mr Fisher were granted prior to their appointment to the Board on 1 March 2006.
(4)	Mr Watt resigned from the Board on 31 January 2006. The figures quoted above are as at cessation. Subsequently, Mr Watt exercised all of his options on 10 October 2006.
(5)	Mr Whittaker was appointed to the Board on 1 February 2006.

The performance conditions for options granted in 2006 are detailed on page 78.

No options had their terms and conditions varied during the accounting period to 31 December 2006. No payment is required on the award of an option.

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

The market price of the company’s ordinary shares at 31 December 2006 was £19.93 and the range during the year to 31 December 2006 was £16.69 to £19.99.

In the ten year period to 31 December 2006, awards made that could require new issue shares under the company’s share plans represented 4.8% of the company’s issued ordinary share capital, leaving an available dilution headroom of 5.2%.

Directors’ remuneration report continued

Medium Term Performance Plan

Scheme interests (share equivalents) at 1 January 2006		Awards granted in 2006	Market price on award £	Awards vested in 2006(1)	Awards exercised in 2006	Market price on exercise £	Share interest (share equivalents) at 31 December 2006	End of period for qualifying conditions to be fulfilled

Sir Fred Goodwin	93,040		16.35				93,040	vested 31.12.03
	33,855		18.59				33,855	vested 31.12.04
	86,506		17.34	Nil			—	lapsed 31.12.06
	95,431		17.29				95,431	31.12.07
		97,193	18.52				97,193	31.12.08

	308,832						319,519

Mr Cameron (2)	55,824		16.35				55,824	vested 31.12.03
	22,078		18.59				22,078	vested 31.12.04
	40,370		17.34	Nil			—	lapsed 31.12.06
	46,270		17.29				46,270	31.12.07
		48,597	18.52				48,597	31.12.08

	164,542						172,769

Mr Fish	35,274		17.34	Nil			—	lapsed 31.12.06
	10,495		17.29				10,495	31.12.07
		31,117	18.52				31,117	31.12.08

	45,769						41,612

Mr Fisher (2)	20,000		16.35				20,000	vested 31.12.03
	8,000		18.59				8,000	vested 31.12.04
	31,719		17.34	Nil			—	lapsed 31.12.06
	34,703		17.29				34,703	31.12.07
		35,098	18.52				35,098	31.12.08

	94,422						97,801

Mr Pell	22,026		16.35		22,026	19.09	—	vested 31.12.03
	37,774		17.34	Nil			—	lapsed 31.12.06
	40,486		17.29				40,486	31.12.07
		41,577	18.52				41,577	31.12.08

	100,286						82,063

Mr Watt (3)	18,877		18.59				18,877	vested 31.12.04
	34,603		17.34				—	—
	38,173		17.29				—	—

	91,653						18,877

Mr Whittaker (4)	—	37,797	18.52				37,797	31.12.08

Notes:
(1)	Awards were granted on 9 April 2004 and these awards have now lapsed.
(2)	Scheme interests at 1 January 2006 of Mr Cameron and Mr Fisher were awarded prior to their appointment to the Board on 1 March 2006.
(3)	Mr Watt resigned from the Board on 31 January 2006. Mr Watt subsequently exercised his 2002 award (which vested on 31 December 2004) on 7 March 2006. All remaining awards lapsed at cessation of employment.
(4)	Mr Whittaker was appointed to the Board on 1 February 2006.

For any awards that have vested, participants holding option-based awards can exercise their right over the underlying share equivalents at any time up to ten years from the date of grant.

No variation was made to any of the terms of the plan during the year. The performance measures are detailed on pages 77 and 78.

Directors’ remuneration report continued

Restricted Stock Award

	Awards
	granted		End of the
	in 2006	Market	period for
	and held at	price on	qualifying
	31 December	award	conditions to
	2006	£	be fulfilled	(3)

Mr Whittaker (1)	56,285	19.38	01.02.07	(2)
	30,483	19.38	01.02.08
	25,322	19.38	01.02.09
	12,421	19.38	01.02.10

	124,511

Notes:
(1)	Awards were granted to Mr Whittaker in lieu of unvested share awards from his previous employer. Further information on these awards is set out on page 78.
(2)	Award has now vested and shares will be released to Mr Whittaker on 1 March 2007.
(3)	The end period for qualifying conditions is subject to any restrictions on dealing in the Group’s shares which may be in place and to which Mr Whittaker may be subject. As a result of the close period prior to the announcement of the Group’s results on 1 March 2007, the end of the period for qualifying conditions to be fulfilled in 2007 is 1 March 2007.

Phantom 2000 Plan

		Awards granted during year
				End of the period for
	Phantom 2000 units at	Units awarded	Market price	qualifying conditions	Benefits received	Phantom 2000 units at
	1 January 2006	during year	on award	to be fulfilled	during year	31 December 2006

Mr Fish	1,000,000			01.01.05	US$6,100,000	—

No variation was made to any of the terms of the plan during the year. The performance measures are detailed on page 78.

Citizens Long Term Incentive Plan(1)

Benefits received
	Interests at 1 January 2006	Awards granted during year	during year	Interests at 31 December 2006

Mr Fish	LTIP awards for the	LTIP award for the	LTIP award for the	LTIP awards for the
	3 year periods:	3 year period:	3 year period:	3 year periods:
	01.01.03 – 31.12.05		01.01.03 – 31.12.05
	01.01.04 – 31.12.06		was US$1,268,747	01.01.04 – 31.12.06
	01.01.05 – 31.12.07			01.01.05 – 31.12.07
		01.01.06 – 31.12.08		01.01.06 – 31.12.08

Note:
(1)	A new cash LTIP was approved by shareholders at the company’s Annual General Meeting in April 2005. Details are given on page 78. This replaced the previous LTIP which provided for a target payment of 60% of average salary over the three year period and a maximum payment of 105% of average salary.

No variation was made to any of the terms of the plan during the year. The performance measures are detailed on page 78.

Directors’ remuneration report continued

Directors’ pension arrangements

During the year, Johnny Cameron, Mark Fisher, Sir Fred Goodwin, Gordon Pell and Fred Watt participated in The Royal Bank of Scotland Group Pension Fund (“the RBS Fund”). The RBS Fund is a defined benefit fund registered with HM Revenue & Customs under the Finance Act 2004.

The legislation governing the taxation of pensions in the UK changed with effect from April 2006. No changes have been made to the level of pension benefits of any of the directors as a result of this legislation, however the arrangements for providing some benefits have changed as follows.

Arrangements had previously been made to provide Sir Fred Goodwin and Gordon Pell with additional pension benefits on a defined benefit basis outwith the RBS Fund. No changes have been made to the overall level of benefits to be provided, but the amount which can be provided from within the RBS Fund may be different than previously envisaged. The figures shown below include the accrual in respect of these arrangements.

Johnny Cameron and Fred Watt were provided with additional pension benefits on a defined contribution basis and the contributions made in the year are shown below. These contributions ceased with effect from April 2006 and were replaced by a salary supplement which is shown in the table on page 81.

Mark Fisher opted to cease future accrual of pension benefit within the RBS Fund with effect from 6 April 2006 and to receive instead a salary supplement. Guy Whittaker has been provided with a salary supplement in place of pension benefits since his employment started. These cash allowances are shown in the table on page 81.

Of the total transfer value shown as at 31 December 2006, 34% relates to benefits in funded pension schemes.

Sir George Mathewson received life assurance cover under an individual arrangement until his retirement from the Board. Details of his current benefits are set out on page 81.The non-executive directors do not accrue pension benefits or receive life assurance cover.

Lawrence Fish accrues pension benefits under a number of arrangements in the US. Defined benefits are built up under the Citizens’ Qualified Plan, Excess Plan and Supplemental Executive Retirement Arrangement. In addition, he is a member of two defined contribution arrangements: a Qualified 401(k) Plan and an Excess 401(k) Plan.

Disclosure of these benefits has been made in accordance with the United Kingdom Listing Authority Listing Rules and with the Directors’ Remuneration Report Regulations 2002.

								Transfer value
			Additional	Additional				for the additional
			pension	pension			Increase	pension
			earned	earned			in transfer	earned
		Accrued	during the	during the	Transfer	Transfer	value during	during the
		entitlement at	year ended	year ended	value as at	value as at	year ended	year ended
	Age at	31 December	31 December	31 December	31 December	31 December	31 December	31 December
	31 December	2006	2006	2006*	2006	2005	2006	2006*
Defined benefit arrangements	2006	£000 p.a.	£000 p.a.	£000 p.a.	£000	£000	£000	£000

Sir Fred Goodwin	48	510	66	54	7,043	5,119	1,924	745
Mr Cameron	52	51	4	3	824	655	169	48
Mr Fish	62	$1,829	$445	$445	$17,800	$13,347	$4,453	$4,330
Mr Fisher	46	302	26	18	3,904	2,978	926	239
Mr Pell	56	361	59	51	6,744	5,092	1,652	956
Mr Watt	45	10	1	—	108	96	12	3

*	net of statutory revaluation applying to deferred pensions

Notes:
(1)	There is a significant difference in the form of disclosure required by the Combined Code and the Directors’ Remuneration Report Regulations 2002. The former requires the disclosure of the additional pension earned during the year and the transfer value equivalent to this pension based on stock market conditions at the end of the year. The latter requires the disclosure of the difference between the transfer value at the start and end of the year and is therefore dependent on the change in stock market conditions over the course of the year. The above disclosure has been made in accordance with the Combined Code and the Directors’ Remuneration Report Regulations 2002.
(2)	The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the Group pension scheme.
(3)	No allowance is made in these transfer values for any enhanced benefits that may become payable on early retirement.
(4)	The proportion of benefits represented by funded pension schemes for Sir Fred Goodwin, Gordon Pell and Lawrence Fish is 3%, 60% and 2% respectively. All benefits for Johnny Cameron, Mark Fisher and Fred Watt are in funded pension schemes.
(5)	In accordance with US market practice, Mr Fish’s pensionable remuneration is limited to US$4 million per annum.
(6)	The above figures include pension accrued for Mr Watt for the period until cessation of employment on 28 February 2006.

Contributions and allowances paid in the year ended 31 December 2006 under defined contribution arrangements were:

	2006	2005
	000	000

Mr Cameron	£46	—
Mr Watt	£25	£144
Mr Fish	$56	$139

Bob Scott
Chairman of the Remuneration Committee
28 February 2007

Directors’ interests in shares

		31 December 2006

			Vested
	Shares beneficially owned at	Shares	MPP shares	Vested		Value as at
Executive directors	1 January 2006 or date of	owned	or share	share		31 December
	appointment if later	beneficially	equivalents	options	Total	2006	(2,3)

Sir Fred Goodwin	66,762	66,844	126,895	506,288	700,027	£8,549,436
Mr Cameron (appointed 1 March 2006)	1,827	2,012	77,902	168,355	248,269	£2,752,176
Mr Fish	11,120	11,120	—	107,877	118,997	£1,365,118
Mr Fisher (appointed 1 March 2006)	3,917	4,498	28,000	132,572	165,070	£1,609,691
Mr Pell	582	582	—	157,716	158,298	£1,137,150
Mr Whittaker (appointed 1 February 2006)	—	51,605	—	—	51,605	£1,028,488

Notes:
(1)	The numbers shown in this table are taken from the audited disclosures shown elsewhere in this Annual Report.
(2)	The value is based on the share price at 29 December 2006, which was £19.93. During the year ended 31 December 2006 the share price ranged from £16.69 to £19.99.
(3)	The notional value of the vested share options has been calculated on the ‘in the money’ value.
(4)	As at 31 December 2006, the executive directors held a technical interest as potential beneficiaries in The Royal Bank of Scotland Group plc 2001 Employee Share Trust (5,987,597 shares) and The Royal Bank of Scotland plc 1992 Employee Share Trust (509,905 shares), being trusts operated for the benefit of employees of the company and its subsidiaries.

	Shares
	beneficially
	owned at	Shares
	1 January 2006	beneficially
	or date of	owned at
Non-executive directors	appointment	31 December
	if later	2006

Chairman
Sir Tom McKillop	30,000	30,000

Mr Buchan	5,000	5,000
Dr Currie	556	556
Mr Friedrich (appointed 1 March 2006)	—	20,256
Mr Hunter	3,500	3,500
Mrs Kong	1,120	7,000
Mr Koch	20,000	20,000
Mr MacHale	10,000	10,000
Mr Scott	4,448	4,448
Mr Sutherland	5,590	5,590

No other director had an interest in the company’s ordinary shares during the year.

On both 8 January 2007 and 7 February 2007, six ordinary shares of 25p each were acquired by Sir Fred Goodwin and Mr Fisher under the Group’s Buy As You Earn share scheme.

On 18 January 2007, Mr Cameron acquired 1,466 ordinary shares of 25p each from the late Sir Donald and Lady Cameron Marriage Settlement Trust.

Preference shares

Mr Fish held 20,000 non-cumulative preference shares of US$0.01 each at 31 December 2006 (2005 – 20,000) and Mr Koch held 20,000 non-cumulative preference shares of US$0.01 each at 31 December 2006 (2005 – 20,000). No other director had an interest in the preference shares during the year.

The company’s Register of Directors’ Interests, which is open to inspection, contains full details of directors’ shareholdings and options to subscribe.

No director held a non-beneficial interest in the shares of the company at 31 December 2006, at 1 January 2006 or date of appointment if later.

Statement of directors’ responsibilities

The directors are required by Article 4 of the IAS Regulation (European Commission Regulation No 1606/2002) to prepare Group accounts, and as permitted by the Companies Act 1985 have elected to prepare company accounts, for each financial year in accordance with International Financial Reporting Standards as adopted by the European Union. They are responsible for preparing accounts that present fairly the financial position, financial performance and cash flows of the Group and the company. In preparing those accounts, the directors are required to:

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

By order of the Board.

Miller McLean
Secretary
28 February 2007

Financial statements

90	Report of independent registered public accounting firm

92	Accounting policies

101	Consolidated income statement

102	Balance sheets

103	Statements of recognised income and expense

104	Cash flow statements

105	Notes on the accounts

Report of Independent Registered Public Accounting Firm to the members of The Royal Bank of Scotland Group plc

We have audited the financial statements of The Royal Bank of Scotland Group plc (“the company”) and its subsidiaries (together “the Group”) for the year ended 31 December 2006 which comprise the accounting policies, the balance sheets as at 31 December 2006 and 2005, the consolidated income statements, the cash flow statements, the statements of recognised income and expense for each of the three years in the period ended 31 December 2006 and the related Notes 1 to 49. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors’ remuneration report that is described as having been audited.

Respective responsibilities of directors and auditors

As described in the statement of directors’ responsibilities, the company’s directors are responsible for the preparation of the financial statements in accordance with applicable law and International Financial Reporting Standards (“IFRS”) as adopted by the European Union. They are also responsible for the preparation of the other information contained in the 2006 Annual Report including the directors’ remuneration report.

Our responsibility is to audit the financial statements and the part of the directors’ remuneration report described as having been audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors’ remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985, and as regards the financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion, the information given in the directors’ report is consistent with the financial statements. The information given in the director’s report includes that specific information presented in the Operating and Financial Review that is cross referred from the business review section of the directors’ report.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the company’s compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not.

The Listing Rules do not require us to consider whether the Board or management’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the 2006 Annual Report as described in the contents section including the unaudited part of the directors’ remuneration report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any further information outside the 2006 Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board and with the standards of the Public Company Accounting Oversight Board (United States). An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors’ remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the company and the Group, consistently applied and adequately disclosed.

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

UK opinion

In our opinion:

  the Group financial statements give a true and fair view, in ccordance with IFRS as adopted by the European Union, of the state of the Group’s affairs as at 31 December 2006 and of its profit and cash flows for the year then ended;

  the company financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union as applied in accordance with the requirements of the Companies Act 1985, of the state of affairs of the company as at 31 December 2006;

  the financial statements and the part of the directors’ remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the financial statements, Article 4 of the IAS Regulation; and

  the information given in the directors’ report is consistent with the financial statements.

Separate opinion in relation to IFRS

As explained in the accounting policies, the Group, in addition to complying with its legal obligation to comply with IFRS as adopted by the European Union, has also complied with the IFRS as issued by the International Accounting Standards Board.

In our opinion the financial statements give a true and fair view, in accordance with IFRS, of the state of the Group’s affairs as at 31 December 2006 and of its profit and cash flows for the year then ended.

US opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2006, in accordance with IFRS.

IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and the effect of such differences is presented in Note 47 to the financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group’s internal control over financial reporting as at 31 December 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our report dated 28 February 2007 which is included in this Annual Report on Form 20-F for the year ended 31 December 2006 expresses an unqualified opinion on management’s assessment of the effectiveness of the Group’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Edinburgh, United Kingdom
28 February 2007

Accounting policies

1. Presentation of accounts

The accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together “IFRS”) as adopted by the European Union (“EU”). The EU has not adopted the complete text of IAS 39 ‘Financial Instruments: Recognition and Measurement’; it has relaxed some of the standard’s hedging requirements. The Group has not taken advantage of this relaxation and has adopted IAS 39 as issued by the IASB. The date of transition to IFRS for the Group and the company
(The Royal Bank of Scotland Group plc) and the date of their opening IFRS balance sheets was 1 January 2004.

The company is incorporated in the UK and registered in Scotland. The accounts are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, held-for-trading financial assets and financial liabilities, financial assets and financial liabilities that are designated as at fair value through profit or loss, available-for-sale financial assets and investment property. Recognised financial assets and financial liabilities in fair value hedges are adjusted for changes in fair value in respect of the risk that is hedged.

The company accounts are presented in accordance with the Companies Act 1985.

Change of accounting policy

As permitted by IFRS 1, the Group and the company implemented IAS 32 ’Financial Instruments: Disclosure and Presentation’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 4 ‘Insurance Contracts’ with effect from 1 January 2005 without restating the income statement, balance sheet and notes for 2004. The Group adopted the second amendment to IAS 39 ‘The Fair Value Option’ issued by the IASB in June 2005 also from 1 January 2005. The effect of implementing IAS 32, IAS 39 and IFRS 4 on the Group and company balance sheets and shareholders’ funds as at 1 January 2005 is set out in Note 46. In preparing the 2004 comparatives, UK GAAP principles then current have been applied to financial instruments. The main differences between UK GAAP and IFRS on financial instruments are summarised in Note 46 on the accounts.

The IASB’s amendment to IAS 39, ‘Cash Flow Hedge Accounting of Forecast Intragroup Transactions’, published in April 2005, amended IAS 39 to permit the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in consolidated financial statements. The amendment, effective for annual periods beginning on or after 1 January 2006, had no material effect on the financial statements of the Group or the company.

The IASB’s amendment to IAS 39, ‘Financial Guarantee Contracts’, published in August 2005, amended IAS 39 and IFRS 4. The amendment defines a financial guarantee contract and requires such contracts to be recorded initially at fair value and subsequently at higher of the provision determined in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’ and the amount initially recognised less amortisation. The amendment, effective for annual periods beginning on or after 1 January 2006, had no material effect on the Group or the company.

In December 2005, the IASB issued an amendment to IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ to clarify that a monetary item can form part of the net investment in overseas operations regardless of the currency in which it is denominated and that the net investment in a foreign operation can include a loan from a fellow subsidiary. The amendment, adopted by the EU in May 2006, had no material effect on the Group or the company.

2. Basis of consolidation

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

3. Revenue recognition

Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity and interest expense on financial liabilities other than those at fair value through profit or loss are determined using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees receivable, that are an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

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

Payment services: this comprises income received for payment services including cheques cashed, direct debits, Clearing House Automated Payments (the UK electronic settlement system) and BACS payments (the automated clearing house that processes direct debits and direct credits). These are generally charged on a per transaction basis. The income is earned when the payment or transaction occurs. Charges for payment services are usually debited to the customer’s account, monthly or quarterly in arrears. Accruals are raised for services provided but not charged at period end.

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

Insurance premiums – see accounting policy 10 below.

4. Pensions and other post-retirement benefits

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

5. Intangible assets and goodwill

Intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to profit or loss using methods that best reflect the economic benefits over their estimated useful economic lives and is included in depreciation and amortisation. The estimated useful economic lives are as follows:

Core deposit intangibles	6 to 10 years
Other acquired intangibles	5 to 10 years
Computer software	3 to 5 years

Expenditure on internally generated goodwill and brands is written-off as incurred. Direct costs relating to the development of internal-use computer software are capitalised once technical feasibility and economic viability have been established. These costs include payroll, the costs of materials and services, and directly attributable overhead. Capitalisation of costs ceases when the software is capable of operating as intended. During and after development, accumulated costs are reviewed for impairment against the projected benefits that the software is expected to generate. Costs incurred prior to the establishment of technical feasibility and economic viability are expensed as incurred as are all training costs and general overhead. The costs of licences to use computer software that are expected to generate economic benefits beyond one year are also capitalised.

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

Accounting policies continued

On implementation of IFRS, the Group did not restate business combinations that occurred before January 2004. Under previous GAAP, goodwill arising on acquisitions after 1 October 1998 was capitalised and amortised over its estimated useful economic life. Goodwill arising on acquisitions before 1 October 1998 was deducted from equity. The carrying amount of goodwill in the Group’s opening IFRS balance sheet (1 January 2004) was £13,131 million, its carrying value under previous GAAP.

6. Property, plant and equipment

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

Depreciation is charged to profit or loss on a straight-line basis so as to write-off the depreciable amount of property, plant and equipment (including assets owned and let on operating leases (except investment property – see accounting policy 19 below)) over their estimated useful lives. The depreciable amount is the cost of an asset less its residual value. Land is not depreciated. Estimated useful lives are as follows:

Freehold and long leasehold buildings	50 years
Short leaseholds	unexpired period
of the lease
Property adaptation costs	10 to 15 years
Computer equipment	up to 5 years
Other equipment	4 to 15 years

Under previous GAAP, the Group’s freehold and long leasehold property occupied for its own use was recorded at valuation on the basis of existing use value. The Group elected to use this valuation as at 31 December 2003 (£2,391 million) as deemed cost for its opening IFRS balance sheet (1 January 2004).

7. Impairment of intangible assets and property, plant and equipment

At each reporting date, the Group assesses whether there is any indication that its intangible assets, or property, plant and equipment are impaired. If any such indication exists, the Group estimates the recoverable amount of the asset and the impairment loss if any. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. If an asset does not generate cash flows that are independent from those of other assets or groups of assets, recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of an asset is the higher of its fair value less cost to sell and its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset or cash generating unit that have not been reflected in the estimation of future cash flows. If the recoverable amount of an intangible or tangible asset is less than its carrying value, an impairment loss is recognised immediately in profit or loss and the carrying value of the asset reduced by the amount of the loss. A reversal of an impairment loss on intangible assets (excluding goodwill) or property, plant and equipment is recognised as it arises provided the increased carrying value does not exceed that which it would have been had no impairment loss been recognised. Impairment losses on goodwill are not reversed.

8. Foreign currencies

The Group’s consolidated financial statements are presented in sterling which is the functional currency of the company.

Transactions in foreign currencies are translated into sterling at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Foreign exchange differences arising on translation are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations. Non-monetary items denominated in foreign currencies that are stated at fair value are translated into sterling at foreign exchange rates ruling at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognised in profit or loss except for differences arising on available-for-sale non-monetary financial assets, for example equity shares, which are included in the available-for-sale reserve in equity unless the asset is the hedged item in a fair value hedge.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into sterling at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation is recognised directly in equity and included in profit or loss on its disposal.

9. Leases

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

Rental income from operating leases is credited to the income statement on a receivable basis over the term of the lease. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives (see accounting policy 6 above).

10. Insurance

General insurance

General insurance comprises short-duration contracts, principally property and liability insurance contracts. Due to the nature of the products sold – retail-based property and casualty, motor, home and personal health insurance contracts – the insurance protection is provided on an even basis throughout the term of the policy.

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

Life assurance

The Group’s long-term assurance contracts include whole-life term assurance, endowment assurance, flexible whole-life, pension and annuity contracts that are expected to remain in force for an extended period of time. Long-term assurance contracts under which the Group does not accept significant insurance risk are classified as financial instruments. The Group recognises the value of in-force long-term assurance contracts as an asset. Cash flows associated with in-force contracts and related assets, including reinsurance cash flows, are projected, using appropriate assumptions as to future mortality, persistency and levels of expenses and excluding the value of future investment margins, to estimate future surpluses attributable to the Group. These surpluses, discounted at a risk-adjusted rate, are recognised as a separate asset. Changes in the value of this asset are included in operating profit.

Premiums on long-term insurance contracts are recognised as income when receivable. Claims on long-term insurance contracts reflect the cost of all claims arising during the year, including claims handling costs. Claims are recognised when the Group becomes aware of the claim.

Reinsurance

The Group has reinsurance treaties that transfer significant insurance risk. Liabilities for reinsured contracts are calculated gross of reinsurance and a separate reinsurance asset recorded.

11. Taxation

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

12. Financial assets

On initial recognition financial assets are classified into held-to-maturity investments; available-for-sale financial assets; held-for-trading; designated as at fair value through profit or loss; or loans and receivables.

Held-to-maturity investments – a financial asset is classified as a held-to-maturity investment only if it has fixed or determinable payments, a fixed maturity and the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see accounting policy 3 above) less any impairment losses.

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

Accounting policies continued

The principal category of financial assets designated as at fair value through profit or loss is policyholders’ assets underpinning insurance and investment contracts issued by the Group's life assurance businesses. Fair value designation significantly reduces the measurement inconsistency that would arise if these assets were classified as available-for-sale.

Loans and receivables – non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables except those that are classified as available-for-sale or as held-for-trading, or designated as at fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see accounting policy 3 above) less any impairment losses.

Available-for-sale – financial assets that are not classified as held-to-maturity; held-for-trading; designated as at fair value through profit or loss; or loans and receivables are classified as available-for-sale. Financial assets can be designated as available-for-sale on initial recognition. Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as available-for-sale financial assets. Impairment losses and exchange differences resulting from retranslating the amortised cost of currency monetary available-for-sale financial assets are recognised in profit or loss together with interest calculated using the effective interest method (see accounting policy 3 above). Other changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders’ equity until disposal, when the cumulative gain or loss is recognised in profit or loss.

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

13. Impairment of financial assets

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

14. Financial liabilities

On initial recognition a financial liability is classified as held-for-trading if it is incurred principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses are recognised in profit or loss as they arise.

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

The principal categories of financial liabilities designated as at fair value through profit or loss are (a) structured liabilities issued by the Group: designation significantly reduces the measurement inconsistency between these liabilities and the related derivatives carried at fair value; and (b) investment contracts issued by the Group's life assurance businesses: fair value designation significantly reduces the measurement inconsistency that would arise if these liabilities were measured at amortised cost.

All other financial liabilities are measured at amortised cost using the effective interest method (see accounting policy 3 above).

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

15. Derecognition

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

16. Capital instruments

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

17. Derivatives and hedging

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

Gains and losses arising from changes in the fair value of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a forecast transaction (cash flow hedges); and hedges of the net investment in a foreign operation.

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

Cash flow hedge – where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity. The ineffective portion is recognised in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity in the same periods in which the asset or liability affects profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuance of hedge accounting (except where a forecast

Accounting policies continued

transaction is no longer expected to occur), the cumulative unrealised gain or loss recognised in equity is recognised in profit or loss when the hedged cash flow occurs or, if the forecast transaction results in the recognition of a financial asset or financial liability, in the same periods during which the asset or liability affects profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss is recognised in profit or loss immediately.

Hedge of net investment in a foreign operation – where a foreign currency liability hedges a net investment in a foreign operation, the portion of foreign exchange differences arising on translation of the liability determined to be an effective hedge is recognised directly in equity. Any ineffective portion is recognised in profit or loss.

18. Share-based payments

The Group grants options over shares in The Royal Bank of Scotland Group plc to its employees under various share option schemes. The Group has applied IFRS 2 ‘Share-based Payment’ to grants under these schemes after 7 November 2002 that had not vested on 1 January 2005. The expense for these transactions is measured based on the fair value on the date the options are granted. The fair value is estimated using valuation techniques which take into account the option’s exercise price, its term, the risk-free interest rate and the expected volatility of the market price of The Royal Bank of Scotland Group plc’s shares. Vesting conditions are not taken into account when measuring fair value, but are reflected by adjusting the number of options included in the measurement of the transaction such that the amount recognised reflects the number that actually vest. The fair value is expensed on a straight-line basis over the vesting period.

19. Investment property

Investment property comprises freehold and leasehold properties that are held to earn rentals or for capital appreciation or both. It is not depreciated but is stated at fair value based on valuations by independent registered valuers. Fair value is based on current prices for similar properties in the same location and condition. Any gain or loss arising from a change in fair value is recognised in profit or loss. Rental income from investment property is recognised on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income.

20. Cash and cash equivalents

Cash and cash equivalents comprises cash and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

21. Shares in Group entities

The company’s investments in its subsidiaries are stated at cost less any impairment.

Critical accounting policies and key sources of estimation uncertainty

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. UK company law and IFRS require the directors, in preparing the Group’s financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. In the absence of an applicable standard or interpretation, IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, requires management to develop and apply an accounting policy that results in relevant and reliable information in the light of the requirements and guidance in IFRS dealing with similar and related issues and the IASB’s Framework for the Preparation and Presentation of Financial Statements. The judgements and assumptions involved in the Group’s accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by the Group would affect its reported results.

Loan impairment provisions

The Group’s loan impairment provisions are established to recognise incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortised cost. A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan. The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan’s original effective interest rate.

At 31 December 2006, gross loans and advances to customers totalled £470,826 million (2005 – £421,110 million) and customer loan impairment provisions amounted to £3,933 million (2005 – £3,884 million).

There are two components to the Group’s loan impairment provisions: individual and collective.

Individual component – all impaired loans that exceed specific thresholds are individually assessed for impairment. Individually assessed loans principally comprise the Group’s portfolio of commercial loans to medium and large businesses. Impairment losses are recognised as the difference between the carrying value of the loan and the discounted value of management’s best estimate of future cash repayments and proceeds from any security held. These estimates take into account the customer’s debt capacity and financial flexibility; the level and quality of its earnings; the amount and sources of cash flows; the industry in which the counterparty operates; and the realisable value of any security held. Estimating the quantum and timing of future recoveries involves significant judgement. The size of receipts will depend on the future performance of the borrower and the value of security, both of which will be affected by future economic conditions; additionally, collateral may not be readily marketable. The actual amount of future cash flows and the date they are received may differ from these estimates and consequently actual losses incurred may differ from those recognised in these financial statements.

Collective component – this is made up of two elements: loan impairment provisions for impaired loans that are below individual assessment thresholds (collective impaired loan provisions) and for loan losses that have been incurred but have not been separately identified at the balance sheet date (latent loss provisions). These are established on a portfolio basis using a present value methodology taking into account the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends. The most significant factors in establishing these provisions are the expected loss rates and the related average life. These portfolios include credit card receivables and other personal advances including mortgages. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ materially from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates and their effect on customer spending, the unemployment level, payment behaviour and bankruptcy trends.

Pensions

The Group operates a number of defined benefit pension schemes as described in Note 3 on the accounts. The assets of the schemes are measured at their fair value at the balance sheet date. Scheme liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the scheme liabilities. These cash flows are discounted at the interest rate applicable to high-quality corporate bonds of the same currency and term as the liabilities. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). In determining the value of scheme liabilities, assumptions are made as to price inflation, dividend growth, pension increases, earnings growth and employees. There is a range of assumptions that could be adopted in valuing the schemes’ liabilities. Different assumptions could significantly alter the amount of the deficit recognised in the balance sheet and the pension cost charged to the income statement. The assumptions adopted for the Group’s pension schemes are set out in Note 3 on the accounts. The pension deficit recognised in the balance sheet at 31 December 2006 was £1,992 million (2005 – £3,735 million).

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

The Group’s derivative products include swaps, forwards, futures and options. Exchange traded instruments are valued using quoted prices. The fair value of over-the-counter instruments is derived from pricing models which take account of contract terms, including maturity, as well as quoted market parameters such as interest rates and volatilities. Most of the Group’s pricing models do not entail material subjectivity because the methodologies utilised do not incorporate significant judgement and the parameters included in the models can be calibrated to actively quoted market prices. Values established from pricing models are adjusted for credit risk, liquidity risk and future servicing costs.

A negligible proportion of the Group’s trading derivatives are valued directly from quoted prices, the majority being valued using appropriate valuation techniques. The fair value of substantially all securities positions carried at fair value is determined directly from quoted prices.

Details of financial instruments carried at fair value are given in Note 35 on the accounts.

General insurance claims

The Group makes provision for the full cost of settling outstanding claims arising from its general insurance business at the balance sheet date, including claims estimated to have been incurred but not yet reported at that date and claims handling expenses. General insurance claims provisions amounted to £5,247 million at 31 December 2006 (2005 – £4,913 million).

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

Accounting policies continued

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

Goodwill

The Group capitalises goodwill arising on the acquisition of businesses, as discussed in accounting policy 5. The carrying value of goodwill as at 31 December 2006 was £17,889 million (2005 – £18,823 million).

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

For the purposes of impairment testing, goodwill acquired in a business combination is allocated to each of the Group’s cash-generating units or groups of cash-generating units expected to benefit from the combination. Goodwill impairment testing involves the comparison of the carrying value of a cash-generating unit or group of cash generating units with its recoverable amount. The recoverable amount is the higher of the unit’s fair value and its value in use. Value in use is the present value of expected future cash flows from the cash-generating unit or group of cash-generating units. Fair value is the amount obtainable for the sale of the cash-generating unit in an arm’s length transaction between knowledgeable, willing parties.

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

Accounting developments

International Financial Reporting Standards

The IASB issued IFRS 7 ‘Financial Instruments: Disclosures’ in August 2005. The standard replaces IAS 30 ‘Disclosures in the Financial Statements of Banks and Similar Financial Institutions’ and the disclosure provisions in IAS 32. IFRS 7 requires disclosure of the significance of financial instruments for an entity’s financial position and performance and of qualitative and quantitative information about exposure to risks arising from financial instruments. The standard is effective for annual periods beginning on or after 1 January 2007.

In August 2005, the IASB issued an amendment, ‘Capital Disclosures’, to IAS 1 ‘Presentation of Financial Statements’. It requires disclosures about an entity’s capital and the way it is managed. This amendment is also effective for annual periods beginning on or after 1 January 2007.

The Group is reviewing IFRS 7 and the amendment to IAS 1 to determine their effect on its financial reporting.

The International Financial Reporting Interpretations Committee (‘IFRIC’) issued interpretation IFRIC 9 ‘Reassessment of Embedded Derivatives’ in March 2006. Entities are required to assess financial instruments for the existence of embedded derivatives; this interpretation prohibits subsequent reassessment unless there is a change of terms that significantly changes the terms of the financial instrument. The interpretation is effective for accounting periods starting on or after 1 June 2006 and is not expected to have a material effect on the Group or company.

The IFRIC issued interpretation IFRIC 10 ‘Interim Financial Reporting and Impairment’ in July 2006. Entities recognising an impairment of an intangible asset, goodwill or a financial asset in their interim financial statements are not allowed to reverse that impairment if the asset had recovered its value at the next reporting date. The interpretation is effective for accounting periods beginning on or after 1 November 2006 and is not expected to have a material effect on the Group or company.

The IFRIC issued interpretation IFRIC 11 ‘Group and Treasury Share Transactions’ in November 2006. Entities which buy their own shares, or whose shareholders buy shares in the reporting entity, in order to provide incentives to employees shall account for those incentives on an equity-settled basis. This principle applies also to the accounting by subsidiaries. The interpretation is effective for annual accounting periods beginning on or after 1 March 2007 and is not expected to have a material effect on the Group or company.

The IFRIC issued interpretation IFRIC 12 ‘Service Concession Arrangements’ in December 2006. Entities providing infrastructure and services to governments under concession arrangements shall account for each component of the arrangement separately. Infrastructure provided under these arrangements may be recognised as either a financial asset or an intangible asset. The interpretation is effective for accounting periods beginning on or after 1 January 2008 and is not expected to have a material effect on the Group or company.

The IASB issued IFRS 8 ‘Operating Segments’ in December 2006. This will replace IAS 14 ‘Segment Reporting’ for accounting periods beginning on or after 1 January 2009. IFRS 8 is very similar to US Statement of Financial Accounting Standards No. 131 ‘Disclosures about Segments of an Enterprise and Related Information’ and requires entities to report segment information as reported to management and reconcile it to the financial statements. Disclosures required by SFAS 131 are included on pages 165 to 169.

US GAAP

For a discussion of recent developments in US GAAP relevant to the Group, see Note 47 on the accounts.

Consolidated income statement for the year ended 31 December 2006

		2006		2005		2004
	Note	£m		£m		£m

Interest receivable		24,688		21,331		16,632
Interest payable		(14,092)		(11,413)		(7,561)

Net interest income		10,596		9,918		9,071

Fees and commissions receivable		7,116		6,750		6,473
Fees and commissions payable		(1,922)		(1,841)		(1,926)
Income from trading activities	1	2,675		2,343		1,988
Other operating income (excluding insurance premium income)		3,564		2,953		2,138
Insurance premium income		6,243		6,076		6,146
Reinsurers’ share		(270)		(297)		(499)

Non-interest income		17,406		15,984		14,320

Total income		28,002		25,902		23,391

Staff costs		6,723		5,992		5,188
Premises and equipment		1,421		1,313		1,177
Other administrative expenses		2,658		2,816		2,323
Depreciation and amortisation		1,678		1,825		1,674

Operating expenses	2	12,480		11,946		10,362

Profit before other operating charges and impairment losses		15,522		13,956		13,029
Insurance claims		4,550		4,413		4,565
Reinsurers’ share		(92)		(100)		(305)
Impairment losses	16	1,878		1,707		1,485

Operating profit before tax		9,186		7,936		7,284
Tax	5	2,689		2,378		1,995

Profit for the year		6,497		5,558		5,289

Profit attributable to:
Minority interests		104		57		177
Preference shareholders	6	191		109		256
Ordinary shareholders		6,202		5,392		4,856

		6,497		5,558		5,289

Per 25p ordinary share:
Basic earnings	9	194.7	p	169.4	p	157.4	p

Diluted earnings	9	193.2	p	168.3	p	155.9	p

Dividends	7	77.3	p	60.6	p	52.5	p

Balance sheets at 31 December 2006

		Group		Company

		2006	2005	2006	2005
	Note	£m	£m	£m	£m

Assets
Cash and balances at central banks		6,121	4,759	—	—
Treasury and other eligible bills subject to repurchase agreements	33	1,426	896	—	—
Other treasury and other eligible bills		4,065	4,642	—	—
Treasury and other eligible bills	10	5,491	5,538	—	—
Loans and advances to banks	11	82,606	70,587	7,252	9,122
Loans and advances to customers	12	466,893	417,226	286	567
Debt securities subject to repurchase agreements	33	58,874	53,485	—	—
Other debt securities		68,377	67,480	—	—
Debt securities	13	127,251	120,965	—	—
Equity shares	14	13,504	9,301	—	—
Investments in Group undertakings	15	—	—	21,784	20,851
Intangible assets	17	18,904	19,932	—	—
Property, plant and equipment	18	18,420	18,053	—	—
Settlement balances		7,425	6,005	—	—
Derivatives	19	116,681	95,663	—	55
Prepayments, accrued income and other assets	20	8,136	8,798	3	147

Total assets		871,432	776,827	29,325	30,742

Liabilities
Deposits by banks	21	132,143	110,407	738	951
Customer accounts	22	384,222	342,867	—	55
Debt securities in issue	23	85,963	90,420	2,139	2,942
Settlement balances and short positions	24	49,476	43,988	—	—
Derivatives	19	118,112	96,438	42	—
Accruals, deferred income and other liabilities	25	15,660	14,247	15	14
Retirement benefit liabilities	3	1,992	3,735	—	—
Deferred taxation	26	3,264	1,695	—	—
Insurance liabilities	27	7,456	7,212	—	—
Subordinated liabilities	28	27,654	28,274	8,194	9,242

Total liabilities		825,942	739,283	11,128	13,204

Equity
Minority interests	29	5,263	2,109	—	—
Shareholders’ equity
Called up share capital	30	815	826	815	826
Reserves	31	39,412	34,609	17,382	16,712
Total equity	45,490	37,544	18,197	17,538

Total liabilities and equity	871,432	776,827	29,325	30,742

The accounts were approved by the Board of directors on 28 February 2007 and signed on its behalf by:

Sir Tom McKillop	Sir Fred Goodwin	Guy Whittaker
Chairman	Group Chief Executive	Group Finance Director

Statements of recognised income and expense for the year ended 31 December 2006

		Group			Company

	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m

Available-for-sale investments
Net valuation gains taken direct to equity	4,792	35		—	—
Net profit taken to income on sales	(313)	(582)		—	—

Cash flow hedges
Net (losses)/gains taken direct to equity	(109)	18		—	—
Net (gains)/losses taken to earnings	(140)	(85)		3	6

Exchange differences on translation of foreign operations	(1,681)	842	(606)	—	—	—
Actuarial gains/(losses) on defined benefit plans	1,781	(799)	(1,601)	—	—	—
Other movements	—	—	—	—	—	(1)

Income/(expense) before tax on items recognised direct in equity	4,330	(571)	(2,207)	3	6	(1)
Tax on items recognised direct in equity	(1,173)	478	465	(1)	(2)	—

Net income/(expense) recognised direct in equity	3,157	(93)	(1,742)	2	4	(1)
Profit for the year	6,497	5,558	5,289	3,499	2,074	2,874

Total recognised income and expense for the year	9,654	5,465	3,547	3,501	2,078	2,873

Attributable to:
Equity shareholders	7,707	5,355	3,558	3,501	2,078	2,873
Minority interests	1,947	110	(11)	—	—	—

	9,654	5,465	3,547	3,501	2,078	2,873

Effect of changes in accounting policies on implementation of IFRS
Equity shareholders	—	(1,843)	1,243	—	(16,759)	(15,798)
Minority interests	—	(2,878)	(321)	—	—	—

	—	(4,721)	922	—	(16,759)	(15,798)

Cash flow statements for the year ended 31 December 2006

			Group			Company

	Note	2006 £m	2005* £m	2004* £m	2006 £m	2005* £m	2004 £m

Operating activities
Operating profit before tax		9,186	7,936	7,284	3,486	1,932	2,890

Adjustments for:
Depreciation and amortisation		1,678	1,825	1,674	—	—	—
Interest on subordinated liabilities		1,386	1,271	681	520	583	318
Charge for defined benefit pension schemes		580	462	397	—	—	—
Cash contribution to defined benefit pension schemes		(536)	(452)	(1,146)	—	—	—
Elimination of foreign exchange differences		4,516	(3,060)	1,864	(22)	(30)	—
Other non-cash items		(1,120)	(1,412)	(25)	18	(104)	1

Net cash inflow from trading activities		15,690	6,570	10,729	4,002	2,381	3,209
Changes in operating assets and liabilities		3,980	(519)	(4,264)	(508)	2,050	(148)

Net cash flows from operating activities before tax		19,670	6,051	6,465	3,494	4,431	3,061
Income taxes (paid)/received		(2,229)	(1,911)	(1,366)	154	(18)	36

Net cash flows from operating activities	37	17,441	4,140	5,099	3,648	4,413	3,097

Investing activities
Sale and maturity of securities		27,126	39,472	43,022	—	—	—
Purchase of securities		(19,126)	(39,196)	(41,790)	—	—	—
Investment in subsidiaries		—	—	—	(1,097)	(2,961)	(6,342)
Sale of property, plant and equipment		2,990	2,220	1,921	—	—	—
Purchase of property, plant and equipment		(4,282)	(4,812)	(4,583)	—	—	—
Net investment in business interests and intangible assets	38	(63)	(296)	(7,968)	—	—	—
Loans to subsidiaries		—	—	—	—	(337)	(350)
Repayments from subsidiaries		—	—	—	547	1,183	40

Net cash flows from investing activities		6,645	(2,612)	(9,398)	(550)	(2,115)	(6,652)

Financing activities
Issue of ordinary shares		104	163	2,845	104	163	2,845
Issue of equity preference shares		671	1,649	1,358	671	1,649	1,358
Issue of subordinated liabilities		3,027	1,234	4,624	399	337	1,424
Proceeds of minority interests issued		1,354	1,264	1,260	—	—	—
Redemption of minority interests		(81)	(121)	(2)	—	—	—
Repurchase of ordinary shares		(991)	—	—	(991)	—	—
Shares purchased by employee trusts		(254)	—	—	—	—	—
Shares issued under employee share schemes		108	—	—	7	—	—
Repayment of subordinated liabilities		(1,318)	(1,553)	(718)	(547)	(1,183)	(40)
Dividends paid		(2,727)	(2,007)	(1,635)	(2,661)	(1,912)	(1,488)
Interest on subordinated liabilities		(1,409)	(1,332)	(613)	(497)	(577)	(318)

Net cash flows from financing activities		(1,516)	(703)	7,119	(3,515)	(1,523)	3,781

Effects of exchange rate changes on cash and cash equivalents		(3,468)	1,703	(920)	(52)	42	—

Net increase in cash and cash equivalents		19,102	2,528	1,900	(469)	817	226
Cash and cash equivalents 1 January		52,549	50,021	48,121	1,126	309	83

Cash and cash equivalents 31 December		71,651	52,549	50,021	657	1,126	309

*restated (see Note 48).

Notes on the accounts

1 Income from trading activities

		Group

	2006 £m	2005 £m	2004 £m

Foreign exchange(1)	738	647	599
Interest rates (2)	973	943	674
Credit (3)	841	666	670
Equities and commodities(4)	123	87	45

	2,675	2,343	1,988

The analysis of trading income is based on how the business is organised and the underlying risks managed; 2005 and 2004 have been restated to reflect this. The total income from trading activities is unchanged.

Notes:
Trading income comprises gains and losses on financial instruments held for trading, both realised and unrealised, interest income and dividends and the related funding costs. The types of instruments include:
(1)	Foreign exchange: spot foreign exchange contracts, currency swaps and options, emerging markets and related hedges and funding.
(2)	Interest rates: interest rate swaps, forward foreign exchange contracts, forward rate agreements, interest rate options, interest rate futures and related hedges and funding.
(3)	Credit: asset-backed securities, corporate bonds, credit derivatives and related hedges and funding.
(4)	Equities and commodities: equity derivatives, commodity contracts and related hedges and funding.

2 Operating expenses		Group

	2006 £m	2005 £m	2004 £m

Wages, salaries and other staff costs	5,652	5,084	4,421
Social security costs	389	354	295
Share-based compensation	65	44	36
Pension costs (see Note 3)
– defined benefit schemes	580	462	397
– defined contribution schemes	37	48	39

Staff costs	6,723	5,992	5,188
Premises and equipment	1,421	1,313	1,177
Other administrative expenses	2,658	2,816	2,323

Property, plant and equipment (see Note 18)	1,293	1,326	1,155
Intangible assets (see Note 17)	385	499	519

Depreciation and amortisation	1,678	1,825	1,674

	12,480	11,946	10,362

Integration costs included in operating expenses comprise expenditure incurred in respect of cost reduction and revenue enhancement targets set in connection with the various acquisitions made by the Group:

		Group

	2006	2005	2004
	£m	£m	£m

Staff costs	76	148	83
Premises and equipment	10	39	35
Other administrative expenses	32	131	149
Depreciation and amortisation	16	140	253

	134	458	520

The average number of persons employed by the Group during the year, excluding temporary staff, was 142,600 (2005 – 144,900; 2004 – 133,300). The average number of temporary employees during 2006 was 4,800. The number of persons employed by the Group at 31 December, excluding temporary staff, was as follows:

		Group

	2006	2005	2004

Global Banking & Markets	7,800	6,900	8,600
UK Corporate Banking	8,800	8,200	7,800
Retail	43,800	44,200	42,800
Wealth Management	4,600	4,300	4,200
Ulster Bank	4,800	4,500	4,200
Citizens	24,600	26,000	25,800
RBS Insurance	18,500	20,500	20,100
Manufacturing	26,400	26,600	26,200
Centre	2,500	2,300	2,200

Total	141,800	143,500	141,900

UK	105,700	107,200	106,900
USA	26,200	27,400	27,100
Europe	8,100	7,800	7,000
Rest of the World	1,800	1,100	900

Total	141,800	143,500	141,900

Notes on the accounts continued

3 Pension costs

Members of the Group sponsor a number of pension schemes in the UK and overseas, predominantly of the defined benefit type, whose assets are independent of the Group’s finances. Defined benefit pensions generally provide a pension of one-sixtieth of final pensionable salary for each year of service prior to retirement. Employees do not make contributions for basic pensions but may make voluntary contributions to secure additional benefits on a money-purchase basis. Since October 2006 The Royal Bank of Scotland Group Pension Fund (‘Main scheme’) has been closed to new entrants.

The Group also provides post-retirement benefits other than pensions, principally through subscriptions to private healthcare schemes in the UK and the US and unfunded post-retirement benefit plans. Provision for the costs of these benefits is charged to the income statement over the average remaining future service lives of eligible employees. The amounts are not material.

Interim valuations of the Group’s schemes were prepared to 31 December by independent actuaries, using the following assumptions:

	Main scheme			All schemes

Principal actuarial assumptions at 31 December	2006	2005	2004	2006	2005	2004

				weighted average

Discount rate	5.3%	4.8%	5.4%	5.3%	4.8%	5.4%
Expected return on plan assets (weighted average)	6.9%	6.5%	6.7%	6.9%	6.5%	6.8%
Rate of increase in salaries	4.2%	4.0%	4.0%	4.1%	3.9%	3.9%
Rate of increase in pensions in payment	2.9%	2.7%	2.7%	2.8%	2.6%	2.7%
Inflation assumption	2.9%	2.7%	2.7%	2.9%	2.7%	2.7%

	Main scheme			All schemes

Major classes of plan assets as a percentage of total plan assets	2006	2005	2004	2006	2005	2004

Equities	60.5%	61.3%	56.7%	60.7%	61.6%	57.2%
Index-linked bonds	17.3%	18.1%	16.5%	16.1%	16.8%	15.3%
Government fixed interest bonds	2.5%	1.8%	2.1%	3.3%	2.6%	2.8%
Corporate and other bonds	14.0%	14.6%	12.5%	13.9%	14.6%	12.7%
Property	4.3%	3.6%	3.1%	4.5%	3.7%	3.2%
Cash and other assets	1.4%	0.6%	9.1%	1.5%	0.7%	8.8%

Ordinary shares of the company with a fair value of £89 million (2005 – £78 million; 2004 – £73 million), are held by the Group’s pension schemes; £87 million (2005 – £76 million; 2004 – £71 million) in the Main scheme which also holds other financial instruments issued by the Group with a value of £258 million (2005 – £299 million; 2004 – £726 million).

The expected return on plan assets at 31 December is based upon the weighted average of the following assumed returns on the major classes of plan assets:

	Main scheme			All schemes

	2006	2005	2004	2006	2005	2004

Equities	8.1%	7.7%	8.1%	8.1%	7.7%	8.1%
Index-linked bonds	4.5%	4.1%	4.5%	4.5%	4.1%	4.5%
Government fixed interest bonds	4.5%	4.1%	4.5%	4.5%	4.1%	4.5%
Corporate and other bonds	5.3%	4.8%	5.4%	5.3%	4.8%	5.4%
Property	6.3%	5.9%	6.3%	6.3%	5.9%	6.3%
Cash and other assets	4.6%	4.2%	4.6%	4.4%	3.7%	4.5%

The expected return on Main scheme assets at 31 December 2004 was adjusted to reflect the investment, in early January 2005, of payments made to the fund on 31 December 2004 and included as cash and other assets at that date.

Post-retirement mortality assumptions (Main scheme)	2006	2005	2004

Longevity at age 60 for current pensioners (years)
Males	26.0	25.4	25.4
Females	28.9	28.2	28.2

Longevity at age 60 for future pensioners (years)
Males	26.8	26.2	26.2
Females	29.7	29.0	29.0

	Main scheme			All schemes

Changes in value of net pension liability	Fair value of plan assets £m	Present value of defined benefit obligations £m	Net pension liability £m	Fair value of plan assets £m	Present value of defined benefit obligations £m	Net pension liability £m

At 1 January 2005	13,569	16,051	2,482	14,798	17,738	2,940
Currency translation and other adjustments	—	—	—	26	26	—
Income statement:
Expected return	930		(930)	1,017		(1,017)
Interest cost		865	865		953	953
Current service cost		447	447		522	522
Past service cost		3	3		4	4
	930	1,315	385	1,017	1,479	462
Statement of recognised income and expense:
Actuarial gains and losses	1,556	2,273	717	1,660	2,459	799
Disposal of subsidiaries	—	—	—	—	(14)	(14)
Contributions by employer	380		(380)	452		(452)
Contributions by plan participants	—	—		4	4
Benefits paid	(504)	(504)		(550)	(550)
Expenses included in service cost	(17)	(17)		(19)	(19)

At 1 January 2006	15,914	19,118	3,204	17,388	21,123	3,735
Currency translation and other adjustments	—	—	—	(59)	(65)	(6)
Income statement:
Expected return	1,022		(1,022)	1,073		(1,073)
Interest cost		918	918		985	985
Current service cost		571	571		645	645
Past service cost		15	15		23	23
	1,022	1,504	482	1,073	1,653	580
Statement of recognised income and expense:
Actuarial gains and losses	552	(1,077)	(1,629)	587	(1,194)	(1,781)
Contributions by employer	427	—	(427)	536	—	(536)
Benefits paid	(515)	(515)	—	(538)	(538)	—
Expenses included in service cost	(26)	(26)	—	(28)	(28)	—

At 31 December 2006	17,374	19,004	1,630	18,959	20,951	1,992

The Group expects to contribute £464 million to its defined benefit pension schemes in 2007 (Main scheme – £408 million). Of the net pension liability, £106 million (2005 – £104 million) relates to unfunded schemes.

Cumulative net actuarial losses of £619 million (2005 – £2,400 million; 2004 – £1,601 million) have been recognised in the statement of recognised income and expense, of which £521 million (2005 – £2,150 million; 2004 – £1,433 million) relate to the Main scheme.

	Main scheme				All schemes

	2006	2005	2004	2003	2006	2005	2004	2003
History of defined benefit schemes	£m	£m	£m	£m	£m	£m	£m	£m

Present value of defined benefit obligations	19,004	19,118	16,051	13,594	20,951	21,123	17,738	14,898
Fair value of plan assets	17,374	15,914	13,569	11,797	18,959	17,388	14,798	12,862

Net deficit	1,630	3,204	2,482	1,797	1,992	3,735	2,940	2,036

Experience losses on plan liabilities	(4)	(41)	(624)		(19)	(68)	(631)
Experience gains on plan assets	552	1,556	392		587	1,660	408
Actual return on pension schemes assets	1,574	2,486	1,230		1,660	2,677	1,328

Notes on the accounts continued

4 Auditors’ remuneration

Amounts paid to the auditors for statutory audit and other services were as follows:	Group

	2006 £m	2005 £m	2004 £m

Audit services
– Statutory audit	14.9	9.9	8.2
– Audit related including regulatory reporting*	2.0	7.0	1.1

	16.9	16.9	9.3

Tax services
– Compliance services	0.2	0.2	0.2
– Advisory services	0.1	—	0.2

	0.3	0.2	0.4

All other services	5.5	7.2	6.0

Total	22.7	24.3	15.7

* Includes fees relating to the transition to IFRS and work in respect of US Sarbanes-Oxley Act Section 404 reporting requirements.

5 Tax		Group

	2006	2005	2004
	£m	£m	£m

Current taxation:
Charge for the year	2,626	2,280	2,091
Over provision in respect of prior periods	(253)	(101)	(168)
Relief for overseas taxation	(147)	(171)	(212)

	2,226	2,008	1,711
Deferred taxation:
Charge for the year	396	477	333
Under/(over) provision in respect of prior periods	67	(107)	(49)

Tax charge for the year	2,689	2,378	1,995

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 30% as follows:
	2006	2005	2004
	£m	£m	£m

Expected tax charge	2,756	2,381	2,185
Interest on subordinated debt not allowable for tax	58	79	—
Non-deductible items	230	230	110
Non-taxable items	(251)	(166)	(128)
Taxable foreign exchange movements	5	(10)	(10)
Foreign profits taxed at other rates	63	77	49
Unutilised losses brought forward and carried forward	14	(5)	6
Adjustments in respect of prior periods	(186)	(208)	(217)

Actual tax charge for the year	2,689	2,378	1,995

6 Profit attributable to preference shareholders	Group

	Dividends paid to equity preference shareholders 2006 £m	Finance cost included in interest payable 2006 £m	Dividends paid to equity preference shareholders 2005 £m	Finance cost included in interest payable 2005 £m	Finance cost of preference shares 2004 £m

Non-cumulative preference shares of US$0.01	92	86	58	115	105
Non-cumulative convertible preference shares of US$0.01	—	50	—	73	90
Non-cumulative convertible preference shares of €0.01	—	—	—	9	33
Non-cumulative preference shares of €0.01	99	—	51	—	4
Non-cumulative convertible preference shares of £0.01	—	15	—	15	15
Appropriation for premium payable on redemption and issue costs	—	6	—	8	9

Total (3)	191	157	109	220	256

Notes:
(1)	In the year ended 31 December 2006, dividends of £55,000 (2005 and 2004 – £55,000) were paid on the 11% cumulative preference shares of £1 and dividends of £22,000 (2005 and 2004 – £22,000) were paid on the 5.5% cumulative preference shares of £1.
(2)	Following the implementation of IAS 32 on 1 January 2005, several of the Group’s preference share issues are now included in subordinated liabilities and the related finance cost in interest payable.
(3)	Between 1 January 2007 and the date of approval of these accounts, dividends amounting to US$61 million have been declared in respect of equity preference shareholders for payment on 30 March 2007.

7 Ordinary dividends	Group

	2006 p per share	2005 p per share	2004 p per share	2006 £m	2005 £m	2004 £m

Final dividend for previous year declared during the current year	53.1	41.2	35.7	1,699	1,308	1,059
Interim dividend	24.2	19.4	16.8	771	619	529

Total dividends paid on ordinary equity shares	77.3	60.6	52.5	2,470	1,927	1,588

Final dividends are not accounted for until they have been ratified by members in a general meeting. At the Annual General Meeting on 25 April 2007, a final dividend in respect of 2006 of 66.4 pence per share (2005 – 53.1 pence per share) amounting to a total of £2.1 billion (2005 – £1.7 billion) is to be proposed. The financial statements for the year ended 31 December 2006 do not reflect this dividend which, if approved, will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31 December 2007.

8 Profit dealt with in the accounts of the company

As permitted by section 230(3) of the Companies Act 1985, the primary financial statements of the company do not include an income statement. Condensed information is set out below:

	Company

	2006 £m	2005 £m	2004 £m

Dividends received from banking subsidiary	3,502	2,082	3,000
Dividends received from other subsidiaries	229	100	—

Total income	3,731	2,182	3,000
Interest receivable from subsidiaries	516	577	313
Interest payable to subsidiaries	(246)	(189)	(150)
Other net interest payable and operating expenses	(515)	(638)	(273)

Operating profit before tax	3,486	1,932	2,890
Tax	13	142	(16)

Profit for the year	3,499	2,074	2,874

Profit attributable to:
Ordinary shareholders	3,308	1,965	2,618
Preference shareholders	191	109	256

	3,499	2,074	2,874

Notes on the accounts continued

9 Earnings per ordinary share
The earnings per share are based on the following:	Group

	2006 £m	2005 £m	2004 £m

Earnings:
Profit attributable to ordinary shareholders	6,202	5,392	4,856
Add back dividends on dilutive convertible non-equity shares	64	65	66

Diluted earnings attributable to ordinary shareholders	6,266	5,457	4,922

	Number of shares – millions

Number of ordinary shares:
Weighted average number of ordinary shares in issue during the year	3,185	3,183	3,085
Effect of dilutive share options and convertible non-equity shares	58	60	73

Diluted weighted average number of ordinary shares during the year	3,243	3,243	3,158

All convertible preference shares have a dilutive effect in 2006 and 2005 and have been included in the computation of diluted earnings per share. In 2004, US$1,500 million of convertible preference shares were not included in the computation of diluted earnings per share as their effect was anti-dilutive.

10 Treasury and other eligible bills			Group

			2006 £m	2005 £m

Treasury bills and similar securities			5,407	5,402
Other eligible bills			84	136

			5,491	5,538

Held-for-trading			4,516	3,004
Available-for-sale			975	2,534

			5,491	5,538

11 Loans and advances to banks	Group		Company

	2006 £m	2005 £m	2006 £m	2005 £m

Held-for-trading	52,736	44,965	—	—
Designated as at fair value through profit or loss	376	282	—	—
Loans and receivables	29,494	25,340	7,252	9,122

	82,606	70,587	7,252	9,122

Amounts above include:
Reverse repurchase agreements	54,152	41,804	—	—
Items in the course of collection from other banks	3,471	2,901
Due from subsidiaries			7,252	9,122

12 Loans and advances to customers	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Held-for-trading	72,462	53,963	—	—
Designated as at fair value through profit or loss	1,327	616	—	—
Loans and receivables	381,583	350,960	286	567
Finance leases	11,521	11,687	—	—

	466,893	417,226	286	567

Amounts above include:
Reverse repurchase agreements	62,908	48,887	—	—
Due from subsidiaries			286	567

Securitisations and other asset transfers

The Group engages in securitisation transactions of its financial assets including commercial and residential mortgage loans, commercial and residential mortgage related securities, US Government agency collateralised mortgage obligations, and other types of financial assets. In such transactions, the assets, or interests in the assets, are transferred generally to a special purpose entity (“SPE”) which then issues liabilities to third party investors.

Securitisations may, depending on the individual arrangement, result in continued recognition of the securitised assets; continued recognition of the assets to the extent of the Group’s continuing involvement in those assets; or derecognition of the assets and the separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer (see Accounting policy on page 97). The Group has securitisations in each of these categories.

Continued recognition

The table below sets out the asset categories together with the carrying amounts of the assets and associated liabilities.

	2006		2005

Asset type	Assets £m	Liabilities £m	Assets £m	Liabilities £m

Residential mortgages (1)	15,698	15,375	2,388	2,366
Finance lease receivables (2)	1,211	953	1,467	1,170
Other loans (3)	1,931	1,346	2,189	1,543
Credit card receivables (4)	2,891	2,585	2,891	2,836
Commercial paper conduits (5)	8,360	8,284	6,688	6,685

Notes:
(1)	Mortgages have been transferred to special purpose vehicles, held ultimately by charitable trusts, funded principally through the issue of floating rate notes. The Group has entered into arm’s length fixed/floating interest rate swaps and cross-currency swaps with the securitisation vehicles and provides mortgage management and agency services to the vehicles. On repayment of the financing, any further amounts generated by the mortgages will be paid to the Group.
(2)	Certain finance lease receivables (leveraged leases) involve the Group as lessor obtaining non-recourse funding from third parties. This financing is secured on the underlying leases and the provider of the finance has no recourse whatsoever to the other assets of the Group.
(3)	Other loans originated by the Group have been transferred to special purpose vehicles funded through the issue of notes. Any proceeds from the loans in excess of the amounts required to service and repay the notes are payable to the Group after deduction of expenses.
(4)	Credit card receivables in the UK have been securitised. Notes have been issued by a special purpose vehicle. The note holders have a proportionate interest in a pool of credit card receivables that have been equitably assigned by the Group to a receivables trust. The Group continues to be exposed to the risks and rewards of the transferred receivables through its right to excess spread (after charge-offs).
(5)	The Group sponsors commercial paper conduits. Customer assets are transferred into an SPE which issues notes in the commercial paper market. The Group supplies certain services and contingent liquidity support to these vehicles on an arm’s length basis as well as programme credit enhancement.

Notes on the accounts continued

12 Loans and advances to customers (continued)

Continuing involvement

In certain US securitisations of residential mortgages, substantially all the risks and rewards have been neither transferred nor retained, but the Group has retained control, as defined by IFRS, of the assets and continues to recognise the assets to the extent of its continuing involvement which takes the form of retaining certain subordinated bonds issued by the securitisation vehicles. These bonds have differing rights and, depending on their terms, they may expose the Group to interest rate risk where they carry a fixed coupon or to credit risk depending on the extent of their subordination. Certain bonds entitle the Group to additional interest if the portfolio performs better than expected and others give the Group the right to prepayment penalties received on the securitised mortgages. At 31 December 2006, securitised assets were £37.3 billion (2005 – £39.8 billion); retained interests £930 million (2005 – £863 million); subordination assets £694 million (2005 – £609 million) and related liabilities £694 million (2005 – £609 million).

Derecognition

Other securitisations of the Group’s financial assets in the US qualify for derecognition as substantially all the risks and rewards of the assets have been transferred. The Group continues to recognise any retained interests in the securitisation vehicles.

Disclosures are given below about those securitisations of financial assets undertaken by the Group that resulted in derecognition or recognition to the extent of continuing involvement.

The Group has classified these securitisations into three broad categories: US Agency, consumer, and commercial securitisations. During 2006, the Group received proceeds of approximately £45.6 billion (2005 – £46.3 billion; 2004 –£30.1 billion) from securitisation trusts in connection with new securitisations of Group assets and £10.7 billion (2005 –£9.6 billion; 2004 – £1.3 billion) in connection with securitisation of third-party assets.

The Group recognised net pre-tax gains of approximately £192 million (2005 – £182 million; 2004 – £111 million) relating to these securitisations. Net pre-tax gains are based on the difference between the sales prices and previous carrying values of assets prior to date of sale, are net of transaction costs, and exclude any results attributable to hedging activities, interest income, funding costs, and changes in asset values prior to, and in retained interest values subsequent to, the securitisation date.

At 31 December 2006, the fair value of the Group’s retained interests, which are classified as held-for-trading, was approximately £2.1 billion (2005 – £2.1 billion). These retained interests comprise approximately £1,148 million (2005 – £1,179 million) in US Agency based retained interests, £818 million (2005 – £764 million) in consumer based retained interests and £113 million (2005 – £128 million) in commercial based retained interests. These retained interests primarily relate to mortgage loans and securities and arose from securitisations that have taken place in current and prior years. Cash flows received in 2006 from retained interests held at 31 December 2006 in connection with securitisations that took place in current and prior years amounted to £544 million (2005 – £481 million; 2004 – £383 million).

Key economic assumptions used in measuring the value of retained interests at the date of securitisation resulting from securitisations completed during the year were as follows:

Assumptions	US Agency retained interests		Consumer retained interests		Commercial retained interests

Prepayment speed	100 – 500 PSA		0 – 40% CPR	(1)	0 – 50 CPY	(2)
Weighted average life	2 – 18 years		0 – 13 years		1 – 10 years
Cash flow discount rate	0 – 20%		6 – 55%		5 – 9%
Credit losses	N/A	(3)	0 – 2% CDR	(4)	0 – 2% CDR	(4)

Key economic assumptions and the sensitivity of the current fair value of retained interests at 31 December 2006 to immediate adverse changes, as indicated below, in those assumptions are as follows:

Assumptions/impact on fair value	US Agency retained interests		Consumer retained interests		Commercial retained interests

Fair value of retained interests at 31 December 2006 (£m)	1,148		818		113
Prepayment speed (5)	10 – 32% CPR	(1)	0 – 40% CPR	(1)	0 – 100% CPY	(2)
Impact on fair value of 10% adverse change (£m)	2.1		15.3		0.1
Impact on fair value of 20% adverse change (£m)	3.7		29.3		0.1
Weighted average life	1 – 18 years		0 – 13 years		1 – 18 years
Cash flow discount rate	0 – 20%		6 – 73%		5 – 9%
Impact on fair value of 10% adverse change (£m)	23.8		23.7		3.3
Impact on fair value of 20% adverse change (£m)	46.5		46.0		6.4
Credit losses	N/A	(3)	0 – 3% CDR	(4)	0 – 2% CDR	(4)
Impact on fair value of 10% adverse change (£m)	N/A		36.2		0.1
Impact on fair value of 20% adverse change (£m)	N/A		50.8		0.1

Notes:
(1)	Constant prepayment rate (“CPR”) – the CPR range represents the low and high points of a dynamic CPR curve.
(2)	CPR with yield maintenance provision and thus prepayment risk is limited.
(3)	US Agency retained interests are securities whose principal and interest have been guaranteed by various United States government sponsored enterprises (‘GSEs’). These GSEs include the Federal National Mortgage Association (‘Fannie Mae’), the Federal Home Loan Mortgage Corporation (‘Freddie Mac’), and the Government National Mortgage Association (‘Ginnie Mae’). Fannie Mae and Freddie Mac are federally regulated but are privately owned. These GSEs guarantee that the holders of their mortgage-backed securities will receive payments of interest and principal. Securities guaranteed by either of these two GSEs, although not formally rated, are regarded as having a credit rating equivalent to AAA. Ginnie Mae guarantees the timely payment of principal and interest on all of its mortgage-backed securities, and its guarantee is backed by the full faith and credit of the United States Government.
(4)	Constant default rate.
(5)	Prepayment speed has been stressed on an overall portfolio basis for US Agency retained interests due to the overall homogeneous nature of the collateral. Consumer and commercial retained interests have been stressed on a security level basis.

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

Mortgage-backed securities

The Group sells originated mortgage loans to US government sponsored enterprises in return for securities backed by these loans and guaranteed by the Agency whilst retaining the rights to service the mortgages. These securities may be subsequently sold. The purchaser has recourse to the Group for losses up to pre-determined levels on certain designated mortgages. The Group is not obliged, and does not intend, to support losses that may be suffered by the Agencies. Under the terms of the sale agreements, the Agencies have agreed to seek repayment only from the cash from the mortgage loans. Once the securities exchanged for the loans have been sold the Group’s exposure is restricted to the amount of the recourse. At 31 December 2006 mortgages amounting to £144 million (2005 – £385 million) had been sold with recourse to US GSEs. These loans have been derecognised.

Notes on the accounts continued

13 Debt securities
					Group

2006	UK government £m	US government, state and federal agency £m	Other government £m	US government sponsored entity £m	Bank and building society £m	Mortgage- backed securities(1) £m	Corporate £m	Other £m	Total £m

Held-for-trading	8,122	10,965	13,839	10,065	34	28,658	23,194	315	95,192
Designated as at fair value
through profit or loss	1,730	—	85	—	609	98	2,867	600	5,989
Available-for-sale	843	6,234	1,218	6,651	4,584	3,434	2,211	334	25,509
Loans and receivables	—	—	—	—	—	—	21	540	561

At 31 December 2006	10,695	17,199	15,142	16,716	5,227	32,190	28,293	1,789	127,251

Available-for-sale
Gross unrealised gains	—	6	4	1	1	6	12	—	30
Gross unrealised losses	(5)	(88)	(20)	(142)	(8)	(47)	(16)	(13)	(339)

2005

Held-for-trading	4,386	8,783	10,480	8,166	8	28,396	19,233	1,201	80,653
Designated as at fair value
through profit or loss	451	—	7	—	864	37	1,646	986	3,991
Available-for-sale	662	7,813	1,699	8,555	9,613	3,562	2,545	1,084	35,533
Loans and receivables	—	—	—	—	—	—	—	788	788

At 31 December 2005	5,499	16,596	12,186	16,721	10,485	31,995	23,424	4,059	120,965

Available-for-sale
Gross unrealised gains	9	3	6	10	7	6	25	—	66
Gross unrealised losses	(7)	(118)	(14)	(147)	(6)	(58)	(3)	(2)	(355)

Note:
(1)	Excludes securities issued by US federal agencies and government sponsored entities.

The following table shows the Group’s available-for-sale debt securities by remaining maturity and the related yield (based on weighted averages) as at 31 December 2006.

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total

Issued by	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %

UK government	562	5.6	146	5.7	97	5.0	38	4.7	843	5.5
US government, state, and federal agency	11	4.8	627	4.8	22	4.7	5,574	5.1	6,234	5.1
Other government	180	2.6	822	3.7	213	1.1	3	3.9	1,218	3.1
US government sponsored entity	—	—	140	5.4	368	5.6	6,143	5.0	6,651	5.0
Bank and building society	2,427	5.1	1,368	4.8	28	5.4	761	6.9	4,584	5.3
Mortgage-backed securities (1)	259	5.1	232	5.6	294	5.5	2,649	4.9	3,434	5.0
Corporate	360	3.9	1,256	4.5	413	4.7	182	4.6	2,211	4.4
Other	188	4.5	135	4.0	11	5.3	—	—	334	4.3

Total fair value	3,987	4.9	4,726	4.6	1,446	4.6	15,350	5.1	25,509	4.9

Note:
(1)	Excludes securities issued by US federal agencies and government sponsored entities.

The table below shows the number and fair value of available-for-sale debt securities that were in an unrealised loss position at 31 December 2006.

		Less than 12 months		More than 12 months		Total

Issued by	Number of issues	Fair value £m	Gross unrealised losses £m	Fair value £m	Gross unrealised losses £m	Fair value £m	Gross unrealised losses £m

UK government	19	263	5	—	—	263	5
US government, state, and federal agency	249	829	10	4,215	78	5,044	88
Other government	42	63	3	633	17	696	20
US government sponsored entity	277	1,102	17	5,149	125	6,251	142
Bank and building society	101	2,245	3	268	5	2,513	8
Mortgage-backed securities (1)	60	624	14	1,440	33	2,064	47
Corporate	278	827	14	62	2	889	16
Other	7	44	13	—	—	44	13

	1,033	5,997	79	11,767	260	17,764	339

Note:
(1)	Excludes securities issued by US federal agencies and government sponsored entities.

Gross gains of £34 million (2005 – £65 million) and gross losses of £19 million (2005 – £12 million) were realised on the sale of available-for-sale securities. Gross gains of £197 million and gross losses of £30 million were realised on the sale of investment securities in 2004.

Interest receivable includes £1,559 million (2005 – £1,624 million; 2004 – £1,487 million) in respect of debt securities.

The Group considers that unrealised losses on available-for-sale debt securities are temporary, principally because they reflect changes in benchmark interest rates.

14 Equity shares	Group

	Listed £m	Unlisted £m	2006 Total £m	Listed £m	Unlisted £m	2005 Total £m

Held-for-trading	3,033	5	3,038	2,937	4	2,941
Designated as at fair value through profit or loss	2,051	559	2,610	2,113	428	2,541
Available-for-sale	6,367	1,489	7,856	704	3,115	3,819

	11,451	2,053	13,504	5,754	3,547	9,301

Available-for-sale
Gross unrealised gains	4,377	177	4,554	168	54	222
Gross unrealised losses	—	(6)	(6)	(5)	(8)	(13)

	4,377	171	4,548	163	46	209

Listed equity shares include the Group’s investment in Bank of China which, following its successful IPO in 2006, is carried at fair value and showed an uplift of £4 billion in the year.

Gross gains of £357 million (2005 – £618 million) and gross losses of £3 million (2005 – £4 million) were realised on the sale of available-for-sale equity shares. Gross gains of £96 million were realised on the sale of investment securities in 2004.

Dividend income from available-for-sale equity shares was £92 million (2005 – £108 million; 2004 – £79 million).

At 31 December 2006, gross unrealised losses of £6 million represented 22 equity issues with a fair value of £26 million. No securities were in an unrealised loss position for more than 12 months.

Unquoted equity investments whose fair value cannot be reliably measured are carried at cost and classified as available-for-sale financial assets. They include the Group’s investments in the Federal Home Loans Bank and Federal Reserve Bank that are redeemable at cost of £0.8 billion (2005 – £0.8 billion), and prior to listing in 2006, the Group’s investment in Bank of China, together with a number of individually small shareholdings including those received in trouble debt restructurings. Disposals in the year generated gains of £56 million (2005 – £85 million).

Notes on the accounts continued

15 Investments in Group undertakings

Investments in Group undertakings are carried at cost less impairment. Movements during the year were as follows:
	Company

	2006 £m	2005 £m

At 1 January	20,851	21,900
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	(4,004)
Currency translation and other adjustments	(164)	(6)
Additions	1,097	2,961

At 31 December	21,784	20,851

Banks	17,785	16,833
Other	3,999	4,018

The principal subsidiary undertakings of the company are shown below. Their capital consists of ordinary and preference shares which are unlisted with the exception of certain preference shares issued by NatWest. The Royal Bank of Scotland plc and RBS Insurance Group Limited are directly owned by the company, and all of the other subsidiary undertakings are wholly owned directly, or indirectly through intermediate holding companies, by these companies. All of these subsidiaries are included in the Group’s consolidated financial statements and have an accounting reference date of 31 December.

Country of
incorporation
	Nature of	and principal
	business	area of operation

The Royal Bank of Scotland plc	Banking	Great Britain
National Westminster Bank Plc (1)	Banking	Great Britain
Citizens Financial Group, Inc.	Banking	US
Coutts & Co (2)	Private banking	Great Britain
Greenwich Capital Markets, Inc.	Broker dealer	US
RBS Insurance Group Limited	Insurance	Great Britain
Ulster Bank Limited (3)	Banking	Northern Ireland

Notes:
(1)	The company does not hold any of the NatWest preference shares in issue.
(2)	Coutts & Co is incorporated with unlimited liability. Its registered office is 440 Strand, London WC2R 0QS.
(3)	Ulster Bank Limited and its subsidiary undertakings also operate in the Republic of Ireland.

The above information is provided in relation to the principal related undertakings as permitted by Section 231(5) of the Companies Act 1985. Full information on all related undertakings will be included in the Annual Return delivered to the Registrar of Companies for Scotland.

16 Impaired and past-due financial assets		2006			2005

Group	Cost £m	Provision £m	Net book value £m	Cost £m	Provision £m	Net book value £m

Impaired financial assets
Loans and receivables and finance leases	6,232	3,342	2,890	5,926	3,344	2,582
Available-for-sale	185	88	97	316	132	184

	6,417	3,430	2,987	6,242	3,476	2,766

					Group

				2006 £m	2005 £m	2004 £m

Impairment losses charged to the income statement
Loans and receivables and finance leases (see table below)				1,877	1,703
Available-for-sale				1	4
Loans and advances						1,402
Amounts written-off fixed asset investments						83

Total				1,878	1,707	1,485

The following table shows the movement in the provision for impairment losses for loans and receivables and finance leases.

			Group

	Individually assessed £m	Collectively assessed £m	Latent £m	Total 2006 £m	2005 £m	2004 £m

At 1 January	757	2,587	543	3,887	4,174	3,885
Implementation of IAS 39 on 1 January 2005	—	—	—	—	(29)	—
Currency translation and other adjustments	(19)	(5)	(37)	(61)	51	(98)
Acquisitions	—	—	—	—	—	290
Amounts written-off (1)	(255)	(1,586)	—	(1,841)	(2,040)	(1,449)
Recoveries of amounts previously written-off	24	191	—	215	172	144
Charged to the income statement	217	1,573	87	1,877	1,703	1,402
Unwind of discount	(27)	(115)	—	(142)	(144)	—

At 31 December (2)	697	2,645	593	3,935	3,887	4,174

Notes:
(1)	Amounts written-off include £2 million in 2005 relating to loans and advances to banks.
(2)	Impairment losses at 31 December 2006 include £2 million relating to loans and advances to banks (2005 – £3 million).

Loan impairment

At 31 December 2006, the Group’s non-accrual loans, loans past due 90 days and troubled debt restructurings amounted to £6,337 million (2005 – £5,937 million). Loan impairment provisions of £3,342 million (2005 – £3,344 million) were held against these loans. Average non-accrual loans, loans past due 90 days and troubled debt restructurings for the year ended 31 December 2006 were £6,163 million (2005 – £5,923 million; 2004 – £5,264 million).

	2006 £m	2005 £m	2004 £m

Gross income not recognised but which would have been
recognised under the original terms of non-accrual and restructured loans
Domestic	370	334	235
Foreign	77	62	58

	447	396	293

Interest on non-accrual and restructured loans included in net interest income
Domestic	142	130	58
Foreign	15	14	7

	157	144	65

Notes on the accounts continued

17 Intangible assets	Group

2006	Goodwill £m	Core deposit intangibles £m	Other purchased intangibles £m	Internally generated software £m	Total £m

Cost:
At 1 January 2006	18,823	299	325	2,294	21,741
Currency translation and other adjustments	(924)	(34)	(47)	(1)	(1,006)
Additions	—	—	19	382	401
Disposal of subsidiaries	(10)	—	(1)	—	(11)
Disposals and write-off of fully amortised assets	—	—	(21)	(33)	(54)

At 31 December 2006	17,889	265	275	2,642	21,071

Accumulated amortisation and impairment:
At 1 January 2006	—	85	64	1,660	1,809
Currency translation and other adjustments	—	(12)	(7)	—	(19)
Disposals and write-off of fully amortised assets	—	—	—	(8)	(8)
Charge for the year	—	54	40	291	385

At 31 December 2006	—	127	97	1,943	2,167

Net book value at 31 December 2006	17,889	138	178	699	18,904

2005

Cost:
At 1 January 2005	18,032	268	261	2,089	20,650
Currency translation and other adjustments	786	31	30	—	847
Acquisition of subsidiaries	113	—	—	—	113
Additions	—	—	34	329	363
Disposals and write-off of fully amortised assets	(108)	—	—	(124)	(232)

At 31 December 2005	18,823	299	325	2,294	21,741

Accumulated amortisation and impairment:
At 1 January 2005	—	22	22	1,364	1,408
Currency translation and other adjustments	—	5	3	—	8
Disposals and write-off of fully amortised assets	—	—	—	(106)	(106)
Charge for the year	—	58	39	402	499

At 31 December 2005	—	85	64	1,660	1,809

Net book value at 31 December 2005	18,823	214	261	634	19,932

The weighted average amortisation period of purchased intangible assets, other than goodwill, subject to amortisation are:

Years

Core deposit intangibles	6
Other purchased intangibles	6

The amortisation expense in respect of core deposit intangibles and other purchased intangibles for each of the next five years is currently estimated to be:

£m

2007	95
2008	95
2009	71
2010	17
2011	15

Impairment review

The Group’s goodwill acquired in business combinations is reviewed annually at 30 September for impairment by comparing the recoverable amount of each cash generating unit to which goodwill has been allocated with its carrying value. There was no impairment recognised in 2006 or 2005.

Cash generating units where goodwill is significant were as follows:

		Goodwill at 30 September

	Basis	2006 £m	2005 £m

Global Banking & Markets	Fair value less costs to sell	2,341	—

UK Corporate Banking	Fair value less costs to sell	1,630	—

Corporate Markets	Fair value less costs to sell	—	3,966

Retail	Fair value less costs to sell	4,365	4,365

Wealth Management	Fair value less costs to sell	1,105	1,123

RBS Insurance	Fair value less costs to sell	1,069	1,063

Citizens – Midstates	Value in use	5,598	—

Charter One	Value in use	—	4,471

Mid-Atlantic	Value in use	—	1,450

On 1 January 2006 the Corporate Markets division was reorganised into Global Banking & Markets and UK Corporate Banking; Retail Markets was reorganised during the second half of 2006 into Retail and Wealth Management; goodwill was reallocated using relative fair values calculated as a weighted average of headcount, risk-weighted assets and profitability.

The recoverable amounts for all CGU’s, except for Citizens –Midstates were based on fair value less costs to sell. Fair value was based upon a price-earnings methodology using current earnings for each unit. Approximate price earnings multiples, validated against independent analyst information were applied to each CGU. The multiples used for both 2006 and 2005 were in the range 7.0 – 13.0 times earnings after charging manufacturing costs.

The goodwill allocated to Global Banking & Markets, UK Corporate Banking, Retail and Wealth Management arose from the acquisition of NatWest in 2000. The recoverable amount of these cash generating units exceeds their carrying value by over £15 billion. The goodwill allocated to RBS Insurance principally arose from the acquisition of Churchill in 2003. The recoverable amount for RBS Insurance exceeds the carrying value by over £2 billion. The multiples or earnings would have to be less than half those used to cause the value in use of the units to equal their carrying value.

Developments in Citizens, including the integration of Charter One, acquired in 2004, have led to changes in its management structure during 2006 resulting in the new Citizens Midstates cash-generating unit. The recoverable amount was based on a value in use methodology using management forecasts to 2014 (2005 – 2012). A projection period of greater than five years was used reflecting Citizens’ sustained historical growth rates, independently projected industry growth rates and the execution of Citizens’ commercial banking strategy in the Midstates operating area. A terminal growth rate of 5% (2005 – 4%) and a discount rate of 10% (2005 – 10.7%) was used. The recoverable amount of Citizens Midstates exceeds its carrying value by over $4 billion. The profit growth rate would have to be approximately half the projected rate to cause the value in use of the unit to equal its carrying amount.

Notes on the accounts continued

18 Property, plant and equipment				Group

2006	Investment properties £m	Freehold premises £m	Long leasehold premises £m	Short leasehold premises £m	Computers and other equipment £m	Operating lease assets £m	Total £m

Cost or valuation:
At 1 January 2006	4,347	2,681	338	1,045	3,310	11,569	23,290
Currency translation and other adjustments	14	(38)	(1)	(29)	(98)	(587)	(739)
Reclassifications	—	(6)	(9)	12	—	3	—
Additions	632	295	26	266	553	2,551	4,323
Expenditure on investment properties	16	—	—	—	—	—	16
Change in fair value of investment properties	486	—	—	—	—	—	486
Disposals and write-off of fully depreciated assets	(610)	(353)	(44)	(40)	(693)	(1,947)	(3,687)
Disposals of subsidiaries	—	—	—	—	(3)	—	(3)

At 31 December 2006	4,885	2,579	310	1,254	3,069	11,589	23,686

Accumulated depreciation and amortisation:
At 1 January 2006	—	390	121	319	1,891	2,516	5,237
Currency translation and other adjustments	—	(2)	—	(11)	(41)	(95)	(149)
Reclassifications	—	4	(7)	3	—	—	—
Disposals and write-off of fully depreciated assets	—	(5)	(26)	(15)	(539)	(528)	(1,113)
Disposals of subsidiaries	—	—	—	—	(2)	—	(2)
Depreciation charge for the year	—	59	8	78	361	787	1,293

At 31 December 2006	—	446	96	374	1,670	2,680	5,266

Net book value at 31 December 2006	4,885	2,133	214	880	1,399	8,909	18,420

				Group

2005	Investment properties £m	Freehold premises £m	Long leasehold premises £m	Short leasehold premises £m	Computers and other equipment £m	Operating lease assets £m	Total £m

Cost or valuation:
At 1 January 2005	4,162	2,878	404	842	3,143	9,447	20,876
Currency translation and other adjustments	(55)	17	11	18	67	469	527
Reclassifications	(2)	34	(31)	—	(1)	—	—
Additions	348	331	25	322	597	3,136	4,759
Expenditure on investment properties	53	—	—	—	—	—	53
Change in fair value of investment properties	26	—	—	—	—	—	26
Disposals and write-off of fully depreciated assets	(176)	(560)	(71)	(127)	(466)	(1,372)	(2,772)
Disposals of subsidiaries	(9)	(19)	—	(10)	(30)	(111)	(179)

At 31 December 2005	4,347	2,681	338	1,045	3,310	11,569	23,290

Accumulated depreciation and amortisation:
At 1 January 2005	—	417	138	280	1,831	1,782	4,448
Currency translation and other adjustments	—	4	—	6	31	141	182
Disposals and write-off of fully depreciated assets	—	(91)	(24)	(29)	(340)	(159)	(643)
Disposals of subsidiaries	—	—	—	(2)	(21)	(53)	(76)
Depreciation charge for the year	—	60	7	64	390	805	1,326

At 31 December 2005	—	390	121	319	1,891	2,516	5,237

Net book value at 31 December 2005	4,347	2,291	217	726	1,419	9,053	18,053

	2006 £m	2005 £m

Contracts for future capital expenditure not provided for in the accounts
at the year end (excluding investment properties and operating lease assets)	117	38
Contractual obligations to purchase, construct or develop investment
properties or to repair, maintain or enhance investment properties	6	4
Property, plant and equipment pledged as security	1,222	1,250

Investment properties are valued to reflect fair value, that is, the market value of the Group’s interest at the reporting date excluding any special terms or circumstances relating to the use or financing of the property and transaction costs that would be incurred in making a sale. Observed market data such as rental yield, replacement cost and useful life, reflect relatively few transactions involving property that, necessarily, is not identical to property owned by the Group.

Valuations are carried out by qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body. The 31 December 2006 valuation for a significant majority of the Group’s investment properties was undertaken by external valuers.

The fair value of investment properties includes £451 million (2005 – £100 million) of appreciation since purchase.

Rental income from investment properties was £278 million (2005 – £250 million; 2004 – £241 million). Direct operating expenses of investment properties were £54 million (2005 – £61 million; 2004 – £72 million).

Property, plant and equipment, excluding investment properties, include £607 million (2005 – £84 million) assets in the course of construction.

Notes on the accounts continued

19 Derivatives

Companies in the Group enter into derivatives as principal either as a trading activity or to manage balance sheet foreign exchange, interest rate and credit risk. Derivatives include swaps, forwards, futures and options. They may be traded on an organised exchange (exchange-traded) or over-the-counter (OTC). Holders of exchange traded derivatives are generally required to provide margin daily in the form of cash or other collateral.

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

Forwards include forward foreign exchange contracts and forward rate agreements. A forward contract is a contract to buy (or sell) a specified amount of a physical or financial commodity, at an agreed price, on an agreed future date. Forward foreign exchange contracts are contracts for the delayed delivery of currency on a specified future date. Forward rate agreements are contracts under which two counterparties agree on the interest to be paid on a notional deposit of a specified maturity at a specific future date; there is no exchange of principal.

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

The Group enters into fair value and cash flow hedges and hedges of net investments in foreign operations. Fair value hedges principally involve interest rate swaps hedging the interest rate risk in recognised financial assets and financial liabilities. Similarly, the majority of the Group’s cash flow hedges relate to exposure to variability in future interest payments and receipts on forecast transactions and on recognised financial assets and financial liabilities and hedged by interest rate swaps for periods of up to 26 years. The Group hedges its net investments in foreign operations with currency borrowings.

For cash flow hedge relationships of interest rate risk the hedged items are actual and forecast variable interest rate cash flows arising from financial assets and financial liabilities with interest rates linked to LIBOR or the Bank of England Official Bank Rate. The financial assets are customer loans and the financial liabilities are customer deposits and LIBOR linked medium-term notes and other issued securities.

For cash flow hedging relationships, the initial and ongoing prospective effectiveness is assessed by comparing movements in the fair value of the expected highly probable forecast interest cash flows with movements in the fair value of the expected changes in cash flows from the hedging interest rate swap. Prospective effectiveness is measured on a cumulative basis i.e. over the entire life of the hedge relationship. The method of calculating hedge ineffectiveness is the hypothetical derivative method. Retrospective effectiveness is assessed by comparing the actual movements in the fair value of the cash flows and actual movements in the fair value of the hedged cash flows from the interest rate swap over the life to date of the hedging relationship.

For fair value hedge relationships of interest rate risk the hedged items are typically large corporate fixed-rate loans, fixed-rate finance leases, fixed-rate medium-term notes or preference shares classified as debt. The initial and ongoing prospective effectiveness of fair value hedge relationships is assessed on a cumulative basis by comparing movements in the fair value of the hedged item attributable to the hedged risk with changes in the fair value of the hedging interest rate swap. Retrospective effectiveness is assessed by comparing the actual movements in the fair value of the hedged items attributable to the hedged risk with actual movements in the fair value of the hedging derivative over the life to date of the hedging relationship.

			Group

	2006			2005

	Notional amounts £bn	Assets £m	Liabilities £m	Notional amounts £bn	Assets £m	Liabilities £m

Exchange rate contracts
Spot, forwards and futures	1,158	11,290	11,806	885	10,758	10,214
Currency swaps	255	5,023	4,735	221	3,228	3,849
Options purchased	361	7,408	—	301	6,438	—
Options written	364	—	6,646	315	—	6,101

Interest rate contracts
Interest rate swaps	12,038	76,671	78,979	7,234	65,618	67,156
Options purchased	1,763	10,852	—	814	5,988	—
Options written	1,589	—	10,489	719	—	5,557
Futures and forwards	1,823	285	328	1,482	268	325

Credit derivatives	346	2,336	2,338	217	1,455	1,355

Equity and commodity contracts	82	2,816	2,791	61	1,910	1,881

		116,681	118,112		95,663	96,438

Included in the above are cash flow hedging derivatives as follows:
Spot, forwards and futures		41	—		5	25
Interest rate swaps		336	451		431	373

Included in the above are fair value hedging derivatives as follows:
Interest rate swaps		804	384		1,096	676

Hedge ineffectiveness recognised in other operating income comprised fair value hedges – gain of £4 million (2005 – loss of £24 million) and cash flow hedges – gain of £4 million (2005 – gain of £12 million).

The company held derivative liabilities with a fair value of £42 million (2005 – £55 million derivative assets) and notional amount of £1 billion (2005 – £1 billion).

Notes on the accounts continued

20 Prepayments, accrued income and other assets	Group		Company

	2006 £m	2005 £m	2006 £m	2005 £m

Prepayments	946	1,274	—	—
Accrued income	668	857	—	—
Deferred expenses	367	372	—	—
Other assets	6,155	6,295	3	147

	8,136	8,798	3	147

21 Deposits by banks	Group		Company

	2006 £m	2005 £m	2006 £m	2005 £m

Held-for-trading	57,452	32,067	—	—
Amortised cost	74,691	78,340	738	951

	132,143	110,407	738	951

Amounts above include:
Repurchase agreements	76,376	47,905	—	—
Items in the course of transmission to other banks	799	722
Due to subsidiaries			738	944

22 Customer accounts	Group		Company

	2006 £m	2005 £m	2006 £m	2005 £m

Held-for-trading	46,797	34,645	—	—
Designated as at fair value through profit or loss (1)	3,922	3,683	—	—
Amortised cost	333,503	304,539	—	55

	384,222	342,867	—	55

Amounts above include:
Repurchase agreements	63,984	48,754	—	—
Due to subsidiaries			—	55

Note:
(1)	The amounts include investment contracts with a carrying value of £2,246 million (2005 – £2,296 million). The carrying amount of other customer accounts designated as at fair value through profit or loss is £140 million (2005 – £114 million) greater than the principal amount. No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movements in the period in the credit risk premium payable by the Group.

23 Debt securities in issue	Group		Company

	2006 £m	2005 £m	2006 £m	2005 £m

Held-for-trading	2,141	1,469	—	—
Designated as at fair value through profit or loss (1)	10,499	11,068	—	—
Amortised cost	73,323	77,883	2,139	2,942

	85,963	90,420	2,139	2,942

Amounts above include:
Bonds and medium term notes	43,408	26,339	2,130	2,942
Certificates of deposit and other commercial paper	42,555	64,081	9	—

Note:
(1)	No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movements in the period in the credit risk premium payable by the Group. The carrying amount is £383 million (2005 – £365 million) lower than the principal amount.

24 Settlement balances and short positions			Group

			2006 £m	2005 £m

Settlement balances – amortised cost			5,667	6,561
Short positions – held-for-trading:
Debt securities – Government			36,901	30,749
– Other issuers			5,843	5,355
Treasury and other eligible bills			654	1,178
Equity shares			411	145

			49,476	43,988

25 Accruals, deferred income and other liabilities	Group		Company

	2006 £m	2005 £m	2006 £m	2005 £m

Notes in circulation	1,453	1,365	—	—
Current taxation	789	952	—	—
Accruals	4,412	3,875	—	13
Deferred income	3,377	3,333	—	—
Other liabilities	5,629	4,722	15	1

	15,660	14,247	15	14

Amounts above include:
Due to subsidiaries			—	1

Note:
(1)	Other liabilities include £10 million (2005 – £10 million) in respect of share-based compensation.

Included in other liabilities are provisions for liabilities and charges as follows:

Group

£m

At 1 January 2006	162
Currency translation and other movements	(1)
Charge to income statement	101
Releases to income statement	(20)
Provisions utilised	(42)

At 31 December 2006	200

Note:
(1)	Comprises property provisions and other provisions arising in the normal course of business.

Notes on the accounts continued

26 Deferred taxation

Provision for deferred taxation has been made as follows:	Group		Company

	2006 £m	2005 £m	2006 £m	2005 £m

Deferred tax liability	3,264	1,695	—	—
Deferred tax asset (included in Prepayments, accrued income and other assets, Note 20)	(156)	(156)	(3)	(3)

Net deferred tax	3,108	1,539	(3)	(3)

	Group

	Pension £m	Accelerated capital allowances £m	Provisions £m	Deferred gains £m	IAS transition £m	Fair value of financial instruments £m	Intangibles £m	Cash flow hedging £m	Other £m	Total £m

At 1 January 2005	(999)	3,205	(682)	142	(275)	65	162	12	149	1,779
Charge to income statement	53	433	52	(21)	(52)	48	(18)	—	(125)	370
Charge to equity directly	(238)	—	—	—	—	(217)	—	(59)	(39)	(553)
Other	2	15	(34)	—	—	(4)	4	2	(42)	(57)

At 1 January 2006	(1,182)	3,653	(664)	121	(327)	(108)	148	(45)	(57)	1,539
Charge to income statement	57	254	360	131	(365)	(34)	127	(1)	(30)	499
Charge to equity directly	519	—	—	666	(2)	2	—	(41)	(14)	1,130
Other	(22)	(89)	20	4	25	8	(20)	(10)	24	(60)

At 31 December 2006	(628)	3,818	(284)	922	(669)	(132)	255	(97)	(77)	3,108

Company*

£m

At 1 January 2005	(5)
Charge to equity directly	2

At 1 January 2006 and 31 December 2006	(3)

* All relates to hedging.

Notes:
(1)	Deferred tax assets of £86 million (2005 – £51 million) have not been recognised in respect of tax losses carried forward of £254 million (2005 – £150 million) as it is not considered probable that taxable profits will arise against which they could be utilised. Of these losses, £44 million will expire within one year and a further £92 million within five years. The balance of tax losses carried forward has no time limit.
(2)	Deferred tax liabilities of £649 million (2005 – £830 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation. No taxation is expected to arise in the foreseeable future in respect of held-over gains.

27 Insurance liabilities

	Group

	2006 £m	2005 £m

Life assurance business:
Unit linked insurance contracts	379	325
Other linked insurance contracts	1,334	1,315
Other insurance contracts	496	659
General insurance business	5,247	4,913

	7,456	7,212

General insurance business

(i) Claims and loss adjustment expenses

		Group

	Gross £m	Reinsurance £m	Net £m

Notified claims	3,137	(296)	2,841
Incurred but not reported	1,367	(131)	1,236

At 1 January 2005	4,504	(427)	4,077
Cash paid for claims settled in the year	(3,474)	147	(3,327)
Increase/(decrease) in liabilities
– arising from current year claims	4,220	(96)	4,124
– arising from prior year claims	(344)	29	(315)
Net exchange differences	7	(1)	6

At 31 December 2005	4,913	(348)	4,565

Notified claims	3,465	(208)	3,257
Incurred but not reported	1,448	(140)	1,308

At 1 January 2006	4,913	(348)	4,565
Cash paid for claims settled in the year	(3,687)	106	(3,581)
Increase/(decrease) in liabilities
– arising from current year claims	4,267	(53)	4,214
– arising from prior year claims	(242)	4	(238)
Net exchange differences	(4)	—	(4)

At 31 December 2006	5,247	(291)	4,956

Notified claims	3,735	(205)	3,530
Incurred but not reported	1,512	(86)	1,426

At 31 December 2006	5,247	(291)	4,956

(ii) Provisions for unearned premiums and unexpired short-term insurance risks
		Group

Unearned premium provision	Gross £m	Reinsurance £m	Net £m

At 1 January 2005	2,895	(98)	2,797
Release in the year	(12)	71	59

At 1 January 2006	2,883	(27)	2,856
Increase in the year	—	(16)	(16)
Release in the year	(33)	—	(33)

At 31 December 2006	2,850	(43)	2,807

Notes on the accounts continued

27 Insurance liabilities (continued)

	Group

Gross performance of life business (life contracts)	2006 £m	2005 £m (1)

Profit from existing business:
Expected return	26	30
Experience variances	(3)	(2)

	23	28
New business contribution (2)	12	(4)
Operating assumption changes	5	1
Investment return variances	1	7
Economic assumption changes	(1)	1
Other	17	19

Total movement in the year	57	52

Notes:
(1)	Prior year comparatives have been reanalysed to be consistent with 2006 presentation.
(2)	New business contribution represents the present value of future profits on new insurance contract business written during the year.
	Group

Movement in provision for liabilities under life contracts and under linked and other investment contracts	Life contracts £m	Investment contracts £m

At 1 January 2005	2,041	2,102
Implementation of IAS 32, IAS 39 and IFRS 4 on 1 January 2005	47	—
Premiums received	429	86
Fees and expenses	(11)	(21)
Investment return	252	333
Actuarial adjustments	(91)	—
Account balances paid on surrender and other terminations in the year	(368)	(204)

At 1 January 2006	2,299	2,296
Premiums received	588	83
Fees and expenses	(30)	(19)
Investment return	235	182
Actuarial adjustments	(454)	—
Account balances paid on surrender and other terminations in the year	(429)	(296)

At 31 December 2006	2,209	2,246

Changes in assumptions during the year were not material to the profit recognised.

Assets backing linked liabilities	2006 £m	2005 £m

Debt securities	1,540	1,514
Equity securities	2,243	2,255
Other investments	3	8
Cash and cash equivalents	73	52

The associated liabilities are:
Linked contracts classified as insurance contracts	1,713	1,640
Linked contracts classified as investment contracts (within customer deposits)	2,146	2,189

There are no options and guarantees relating to life assurance contracts that could in aggregate have a material effect on the amount, timing and uncertainty of the Group’s future cash flows.

28 Subordinated liabilities
	Group		Company

	2006 £m	2005 £m	2006 £m	2005 £m

Designated as at fair value through profit or loss	124	150	—	—
Amortised cost	27,530	28,124	8,194	9,242

	27,654	28,274	8,194	9,242

	Group		Company

	2006 £m	2005 £m	2006 £m	2005 £m

Dated loan capital	13,772	13,001	5,531	5,635
Undated loan capital	9,555	10,132	834	1,244
Preference shares	2,277	2,840	1,829	2,363
Trust preferred securities	2,050	2,301	—	—

	27,654	28,274	8,194	9,242

Certain preference shares are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 1985.

The following tables analyse the remaining maturity of subordinated liabilities by (1) the final redemption date; and (2) the next callable date.

		Group

2006 – final redemption		2007 £m	2008 £m	2009 – 2011 £m	2012– 2016 £m	Thereafter £m	Perpetual £m	Total £m

Sterling		352	—	—	772	391	5,960	7,475
US$		112	87	1,123	3,938	229	4,893	10,382
Euro		187	173	955	2,656	1,578	2,381	7,930
Other		24	—	—	984	445	414	1,867

Total		675	260	2,078	8,350	2,643	13,648	27,654

	Group

2006 – call date	Currently £m	2007 £m	2008 £m	2009 – 2011 £m	2012– 2016 £m	Thereafter £m	Perpetual £m	Total £m

Sterling	—	502	—	1,103	2,161	3,543	166	7,475
US$	1,843	1,200	469	3,835	1,859	1,176	—	10,382
Euro	—	274	948	1,634	4,473	565	36	7,930
Other	—	24	—	701	1,043	99	—	1,867

Total	1,843	2,000	1,417	7,273	9,536	5,383	202	27,654

		Group

2005 – final redemption		2006 £m	2007 £m	2008 – 2010 £m	2011– 2015 £m	Thereafter £m	Perpetual £m	Total £m

Sterling		51	150	—	1,123	415	6,083	7,822
US$		412	—	811	3,537	555	6,552	11,867
Euro		129	—	836	3,003	1,164	2,539	7,671
Other		10	—	356	425	—	123	914

Total		602	150	2,003	8,088	2,134	15,297	28,274

	Group

2005 – call date	Currently £m	2006 £m	2007 £m	2008 – 2010 £m	2011– 2015 £m	Thereafter £m	Perpetual £m	Total £m

Sterling	139	331	324	761	1,188	4,913	166	7,822
US$	2,386	878	622	2,637	3,079	2,265	—	11,867
Euro	—	148	—	1,997	2,659	2,830	37	7,671
Other	—	10	—	781	—	123	—	914

Total	2,525	1,367	946	6,176	6,926	10,131	203	28,274

Notes on the accounts continued

28 Subordinated liabilities (continued)

		Company

2006 – final redemption		2007 £m	2008 £m	2009 – 2011 £m	2012– 2016 £m	Thereafter £m	Perpetual £m	Total £m

Sterling		—	—	—	—	399	199	598
US$		63	—	355	1,227	2,301	2,440	6,386
Euro		41	—	—	—	1,169	—	1,210

Total		104	—	355	1,227	3,869	2,639	8,194

	Company

2006 – call date	Currently £m	2007 £m	2008 £m	2009 – 2011 £m	2012– 2016 £m	Thereafter £m	Perpetual £m	Total £m

Sterling	—	—	—	198	—	399	1	598
US$	762	203	380	1,287	2,643	1,111	—	6,386
Euro	—	41	—	—	1,169	—	—	1,210

Total	762	244	380	1,485	3,812	1,510	1	8,194

		Company

2005 – final redemption		2006 £m	2007 £m	2008 – 2010 £m	2011– 2015 £m	Thereafter £m	Perpetual £m	Total £m

Sterling		—	—	—	—	—	198	198
US$		33	—	232	1,572	2,269	3,744	7,850
Euro		—	—	—	—	1,194	—	1,194

Total		33	—	232	1,572	3,463	3,942	9,242

	Company

2005 – call date	Currently £m	2006 £m	2007 £m	2008 – 2010 £m	2011– 2015 £m	Thereafter £m	Perpetual £m	Total £m

Sterling	—	—	—	197	—	—	1	198
US$	1,079	428	159	1,297	1,572	3,315	—	7,850
Euro	—	—	—	—	—	1,194	—	1,194

Total	1,079	428	159	1,494	1,572	4,509	1	9,242

Dated loan capital
	2006 £m		2005 £m

The company
US$400 million 6.4% subordinated notes 2009 (1)	206		236
US$300 million 6.375% subordinated notes 2011 (1)	163		190
US$750 million 5% subordinated notes 2013 (1)	375		433
US$750 million 5% subordinated notes 2014 (1)	373		432
US$250 million 5% subordinated notes 2014 (1)	125		145
US$675 million 5.05% subordinated notes 2015 (1)	351		406
US$350 million 4.7% subordinated notes 2018 (1)	169		197

	1,762	*	2,039	*
The Royal Bank of Scotland plc
£150 million 8.375% subordinated notes 2007	162		165
€255 million 5.25% subordinated notes 2008	177		187
€300 million 4.875% subordinated notes 2009	212		224
US$350 million floating rate subordinated notes 2012 (callable July 2007)	184		205
US$500 million floating rate subordinated notes 2012 (callable July 2007)	254		293
€130 million floating rate subordinated notes 2012 (callable July 2007)	88		90
€1,000 million floating rate subordinated notes 2013 (callable October 2008)	677		690
US$50 million floating rate subordinated notes 2013	25		29
€1,000 million 6% subordinated notes 2013	745		792
€500 million 6% subordinated notes 2013	342		363
£150 million 10.5% subordinated bonds 2013 (2)	168		176
US$1,250 million floating rate subordinated notes 2014 (callable July 2009)	643		732
AUD590 million 6% subordinated notes 2014 (callable October 2009)	235		254
AUD410 million floating rate subordinated notes 2014 (callable October 2009)	167		176
CAD700 million 4.25% subordinated notes 2015 (callable March 2010)	307		348
£250 million 9.625% subordinated bonds 2015	287		299
US$750 million floating rate subordinated notes 2015 (callable September 2010)	381		435
€750 million floating rate subordinated notes 2015	531		574
CHF400 million 2.375% subordinated notes 2015	160		174
CHF100 million 2.375% subordinated notes 2015	43		44
CHF200 million 2.375% subordinated notes 2015 (issued April 2006)	81		—
US$500 million floating rate subordinated notes 2016 (callable October 2011)	257		293
US$1,500 million floating rate subordinated notes 2016 (issued April 2006; callable April 2011)	773		—
€500 million 4.5% subordinated 2016 (callable January 2011)	350		372
CHF200 million 2.75% subordinated notes 2017 (issued December 2006; callable December 2012)	84		—
€100 million floating rate subordinated notes 2017	67		69
€500 million floating rate subordinated notes 2017 (issued June 2006; callable June 2012)	337		—
€750 million 4.35% subordinated notes 2017 (issued October 2006; callable October 2017)	502		—
AUD450 million 6.5% subordinated notes 2017 (issued November 2006; callable February 2012)	184		—
AUD450 million floating rate subordinated notes 2017 (issued November 2006; callable February 2012)	182		—
US$125.6 million floating rate subordinated notes 2020	65		74
€1,000 million 4.625% subordinated notes 2021 (callable September 2016)	687		747

National Westminster Bank Plc
US$1,000 million 7.375% rate subordinated notes 2009	516		589
€600 million 6% subordinated notes 2010	440		469
£300 million 8.125% step-up subordinated notes 2011 (redeemed December 2006)	—		309
€500 million 5.125% subordinated notes 2011	343		349
£300 million 7.875% subordinated notes 2015	350		373
£300 million 6.5% subordinated notes 2021	332		353

Charter One Financial, Inc
US$400 million 6.375% subordinated notes 2012	218		252

Greenwich Capital Holdings, Inc
US$105 million subordinated loan capital 2006 floating rate notes (redeemed October 2006)	—		61
US$500 million subordinated loan capital 2010 floating rate notes (callable December 2007)	256		291
US$170 million subordinated loan capital floating rate notes 2008 (issued October 2006)	87		—

First Active Plc
US$35 million 7.24% subordinated bonds 2012 (callable December 2007)	22		22
£60 million 6.375% subordinated bonds 2018 (callable April 2013)	65		65

Other minority interest subordinated issues	24		24

	13,772		13,001

*	In addition the company has issued 0.5 million subordinated loan notes of €1,000 each, 1.95 million subordinated loan notes of US$1,000 each and 0.4 million subordinated loan notes of £1,000 each. These loan notes are included in the company balance sheet as loan capital but are reclassified as minority interest Trust Preferred Securities on consolidation (see Note 29).

Notes:
(1)	On-lent to The Royal Bank of Scotland plc on a subordinated basis.
(2)	Unconditionally guaranteed by the company.
(3)	In the event of certain changes in tax laws, dated loan capital issues may be redeemed in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.
(4)	Except as stated above, claims in respect of the Group’s dated loan capital are subordinated to the claims of other creditors. None of the Group’s dated loan capital is secured.
(5)	Interest on all floating rate subordinated notes is calculated by reference to market rates.

Notes on the accounts continued

28 Subordinated liabilities (continued)

Undated loan capital

	2006 £m	2005 £m

The company
US$200 million 8.5% exchangeable capital securities, Series A (redeemed January 2006) (1)	—	117
US$50 million undated 7.993% capital securities (redeemed January 2006) (1)	—	30
US$35 million undated 7.755% capital securities (redeemed January 2006) (1)	—	20
US$350 million undated floating rate primary capital notes (callable on any interest payment date) (1)	178	203
US$200 million undated 7.375% reset capital securities (redeemed April 2006) (1)	—	119
US$75 million floating rate perpetual capital securities (callable September 2007) (1)	38	44
US$1,200 million 7.648% perpetual regulatory tier one securities (callable September 2031) (1,2)	618	711

	834	1,244
The Royal Bank of Scotland plc
£150 million 5.625% undated subordinated notes (callable June 2032)	144	149
£175 million 7.375% undated subordinated notes (callable August 2010)	183	191
€152 million 5.875% undated subordinated notes (callable October 2008)	105	111
£350 million 6.25% undated subordinated notes (callable December 2012)	350	366
£500 million 6% undated subordinated notes (callable September 2014)	512	540
€500 million 5.125% undated subordinated notes (callable July 2014)	350	378
€1,000 million floating rate undated subordinated notes (callable July 2014)	675	688
£500 million 5.125% undated subordinated notes (callable March 2016)	493	516
£200 million 5.625% subordinated upper tier 2 notes (callable September 2026)	210	213
£125 million 9.25% undated subordinated step-up notes (redeemed April 2006)	—	136
£600 million 5.5% undated subordinated notes (callable December 2019)	594	628
£500 million 6.2% undated subordinated notes (callable March 2022)	546	570
£200 million 9.5% undated subordinated bonds (callable August 2018) (3)	229	243
£400 million 5.625% subordinated upper tier 2 notes (callable September 2026)	397	404
£300 million 5.625% undated subordinated notes (callable September 2026)	326	359
£350 million 5.625% undated subordinated notes (callable June 2032)	362	358
£150 million undated subordinated floating rate step-up notes (callable March 2007)	150	150
£400 million 5% undated subordinated notes (issued March 2006; callable March 2011)	395	—
JPY25 billion 2.605% undated subordinates notes (callable November 2034)	99	123
CAD700 million 5.37% fixed rate undated subordinated notes (issued May 2006; callable May 2016)	317	—

National Westminster Bank Plc
US$500 million primary capital floating rate notes, Series A (callable on any interest payment date)	256	291
US$500 million primary capital floating rate notes, Series B (callable on any interest payment date)	267	295
US$500 million primary capital floating rate notes, Series C (callable on any interest payment date)	254	294
US$500 million 7.875% exchangeable capital securities (redeemed January 2006)	—	295
US$500 million 7.75% reset subordinated notes (callable October 2007)	262	305
€400 million 6.625% fixed/floating rate undated subordinated notes (callable October 2009)	280	299
€100 million floating rate undated step-up notes (callable October 2009)	68	70
£325 million 7.625% undated subordinated step-up notes (callable January 2010)	359	372
£200 million 7.125% undated subordinated step-up notes (callable October 2022)	205	205
£200 million 11.5% undated subordinated notes (callable December 2022) (4)	272	277

First Active plc
£20 million 11.75% perpetual tier two capital	23	23
€38 million 11.375% perpetual tier two capital	36	37
£1.3 million floating rate perpetual tier two capital	2	2

	9,555	10,132

Notes:
(1)	On-lent to The Royal Bank of Scotland plc on a subordinated basis.
(2)	The company can satisfy interest payment obligations by issuing ordinary shares to appointed Trustees sufficient to enable them, on selling these shares, to settle the interest payment.
(3)	Guaranteed by the company.
(4)	Exchangeable at the option of the issuer into 200 million 8.392% (gross) non-cumulative preference shares of £1 each of National Westminster Bank Plc at any time.
(5)	Except as stated above, claims in respect of the Group’s undated loan capital are subordinated to the claims of other creditors. None of the Group’s undated loan capital is secured.
(6)	In the event of certain changes in tax laws, undated loan capital issues may be redeemed in whole, but not in part, at the option of the Group, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.
(7)	Interest on all floating rate subordinated notes is calculated by reference to market rates.

Preference shares
	2006 £m	2005 £m

The company
Non-cumulative preference shares of US$0.01 (1)
Series D US$175 million 8.2125% (redeemed March 2006)	—	103
Series E US$200 million 8.1% (2)	102	116
Series F US$200 million 7.65% (redeemable March 2007)	102	116
Series G US$250 million 7.4% (2)	126	146
Series H US$300 million 7.25% (redeemable at option of issuer)	153	175
Series I US$300 million 8% (redeemed March 2006)	—	175
Series K US$400 million 7.875% (2)	203	235
Series L US$850 million 5.75% (redeemable September 2009)	429	492
Non-cumulative convertible preference shares of US$0.01 (1)
Series 1 US$1,000 million 9.118% (redeemable March 2010)	515	607
Non-cumulative convertible preference shares of £0.01 (1)
Series 1 £200 million 7.387% (redeemable December 2010)	200	197
Cumulative preference shares of £1
£0.5 million 11% (non-redeemable)	1	1
£0.4 million 5.5% (non-redeemable)	—	—

	1,831	2,363
National Westminster Bank Plc
Non-cumulative preference shares of £1
Series A £140 million 9% (non-redeemable)	142	140
Non-cumulative preference shares of US$25
Series B US$250 million 7.8752% (3)	141	156
Series C US$300 million 7.7628% (4)	163	181

	2,277	2,840

Notes:
(1)	Further details of the contractual terms of the preference shares are given in Note 30 on page 137.
(2)	Redeemed in January 2007.
(3)	Series B preference shares each carry a gross dividend of 8.75% inclusive of associated tax credit. These preference shares were redeemed in January 2007.
(4)	Series C preference shares each carry a gross dividend of 8.625% inclusive of associated tax credit. Redeemable at the option of the issuer at a premium of US$0.30 reducing to nil if the date of redemption falls after 8 April 2007.

Trust preferred securities (1)
	2006 £m	2005 £m

€1,250 million 6.467% (redeemable June 2012)	918	993
US$750 million 6.8% (redeemable March 2008)	382	436
US$850 million 4.709% (redeemable July 2013)	409	494
US$650 million 6.425% (redeemable January 2034)	341	378

	2,050	2,301

Note:
(1)	The trust preferred securities have no maturity date and are not redeemable at the option of the holders at any time. These securities may with the consent of the UK Financial Services Authority be redeemed, by the issuer on the dates specified above or on any interest payment date thereafter. They may also be redeemed in whole, but not in part, upon the occurrence of certain tax and regulatory events. These securities are included in the company balance sheet as dated loan capital.

Notes on the accounts continued

29 Minority interests	Group

	2006 £m	2005 £m

At 1 January	2,109	3,492
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	(2,541)
Currency translation adjustments and other movements	(297)	53
Profit attributable to minority interests	104	57
Dividends paid	(66)	(95)
Unrealised gains on available-for-sale securities	2,140	—
Equity raised	1,354	1,264
Equity withdrawn	(81)	(121)

At 31 December	5,263	2,109

Included in minority interests are the following trust preferred securities: (1)
	2006	2005
	£m	£m

US$950 million 5.512% (redeemable September 2014)	529	529
US$1,000 million 3 month US$ LIBOR plus 0.80% (redeemable September 2014)	555	555
€500 million 4.243% (redeemable January 2016)	337	337
£400 million 5.6457% (issued December 2006; redeemable June 2017)	400	—

	1,821	1,421

Note:
(1)	The trust preferred securities have no maturity date and are not redeemable at the option of the holders at any time. These securities may, with the consent of the UK Financial Services Authority, be redeemed, in whole or in part, by the issuer on the dates specified above or on any interest payment date thereafter. They may also be redeemed in whole, but not in part, upon the occurrence of certain tax and regulatory events. These securities are included in the company balance sheet as dated loan capital.

30 Share capital	Allotted, called up and fully paid				Authorised

	1 January 2006 £m	Issued during the year £m	Cancelled during the year £m	31 December 2006 £m	31 December 2006 £m	31 December 2005 £m

Equity shares
Ordinary shares of 25p	799	2	13	788	1,270	1,270
Non-voting deferred shares of £0.01	27	—	—	27	323	323

Total equity share capital	826	2	13	815	1,593	1,593

Non-equity shares
Additional Value Shares of £0.01	—	—	—	—	27	27
Non-cumulative preference shares of US$0.01	1	—	—	1	2	2
Non-cumulative convertible preference shares of US$0.01	—	—	—	—	—	—
Non-cumulative preference shares of €0.01	—	—	—	—	—	—
Non-cumulative convertible preference shares of €0.01	—	—	—	—	—	—
Non-cumulative convertible preference shares of £0.25	—	—	—	—	225	225
Non-cumulative convertible preference shares of £0.01	—	—	—	—	—	—
Cumulative preference shares of £1	1	—	—	1	1	1
Non-cumulative preference shares of £1	—	—	—	—	300	300

Total non-equity share capital	2	—	—	2	555	555

Total share capital	828	2	13	817	2,148	2,148

	Allotted, called up and fully paid			Authorised

Number of shares – thousands	2006	2005	2004	2006	2005	2004

Ordinary shares of 25p	3,152,844	3,196,544	3,172,605	5,079,375	5,079,375	4,079,375
Non-voting deferred shares of £0.01	2,660,556	2,660,556	2,660,556	32,300,000	32,300,000	32,300,000
Additional Value Shares of £0.01	—	—	—	2,700,000	2,700,000	2,700,000
Non-cumulative preference shares of US$0.01	240,000	206,000	153,000	419,500	419,500	348,500
Non-cumulative convertible preference shares of US$0.01	1,000	1,000	1,900	3,900	3,900	3,900
Non-cumulative preference shares of €0.01	2,500	2,500	1,250	66,000	66,000	66,000
Non-cumulative convertible preference shares of €0.01	—	—	750	3,000	3,000	3,000
Non-cumulative convertible preference shares of £0.25	—	—	—	900,000	900,000	900,000
Non-cumulative convertible preference shares of £0.01	200	200	200	1,000	1,000	1,000
Cumulative preference shares of £1	900	900	900	900	900	900
Non-cumulative preference shares of £1	—	—	—	300,000	300,000	300,000

Movement in ordinary shares in issue during the year
Number of shares — thousands

At 1 January 2006	3,196,544
Shares issued during the year	9,999
Shares repurchased and cancelled during the year	(53,699)

At 31 December 2006	3,152,844

Notes on the accounts continued

30 Share capital (continued)

Ordinary shares

The following issues of ordinary shares were made during the year ended 31 December 2006:

(a)	7.5 million ordinary shares following the exercise of options under the company’s executive, sharesave and option 2000 schemes and a further 0.3 million ordinary shares in respect of the exercise of options under the NatWest executive scheme which had been exchanged for options over the company’s shares following the acquisition of NatWest in 2000; and

(b)	2.2 million ordinary shares under the company’s employee share ownership plan.

Consideration of £104 million was received on the issue of ordinary shares for cash.

During the year ended 31 December 2006, options were granted over 13.6 million ordinary shares under the company’s executive and sharesave schemes. At 31 December 2006, options granted under the company’s various schemes, exercisable up to 2016 at prices ranging from 558p to 1852p per share, were outstanding in respect of 65 million ordinary shares.

In addition, options granted under the NatWest executive scheme were outstanding in respect of 0.6 million ordinary shares exercisable up to 2009 at prices ranging from 500p to 924p per share.

During the year the company purchased in the market 54.4 million of its ordinary shares at a total cost of £1,005 million. A total of 695,000 shares repurchased on 28 and 29 December 2006 were not cancelled until 3 and 4 January 2007. These shares are therefore included in issued ordinary share capital as at 31 December 2006.

Employee share trusts purchased 13.8 million ordinary shares at a cost of £252.5 million and awarded 7.8 million ordinary shares on receipt of £108 million on the exercise of awards under employee share schemes.

Transaction costs of £5 million were incurred by the company in purchasing its ordinary shares. The employee share trusts incurred costs of £1.9 million in purchasing the company’s ordinary shares.

Preference shares

In March 2006, the company redeemed the 7 million Series D and the 12 million Series I, non-cumulative preference shares of US$0.01 each at US$25 per share.

In May 2006, the company issued 27 million Series Q non-cumulative preference shares of US$0.01 each at US$25 per share, the net proceeds being US$655 million.

In December 2006, the company issued 26 million Series R non-cumulative preference shares of US$0.01 at US$25 each, the net proceeds being US$631 million.

In January 2007, the company redeemed the 8 million Series E, the 10 million series G and the 16 million series K, non-cumulative preference shares of US$0.01 each at US$25 per share.

The costs of issue and discounts allowed on preference shares issued during the year were £20 million.

Under IFRS certain of the Group’s preference shares are classified as debt and are included in subordinated liabilities on the balance sheet.

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

	Number		Redemption	Redemption
Class of preference share	of shares	Interest	date on	price	Debt or
	in issue	rate	or after	per share	equity (1)

Non-cumulative preference shares of US$0.01
Series E (2)	8 million	8.1%	17 October 2006	US$25	Debt
Series F	8 million	7.65%	31 March 2007	US$25	Debt
Series G (2)	10 million	7.4%	31 March 2003	US$25	Debt
Series H	12 million	7.25%	31 March 2004	US$25	Debt
Series K (2)	16 million	7.875%	30 June 2006	US$25	Debt
Series L	34 million	5.75%	30 September 2009	US$25	Debt
Series M	37 million	6.4%	30 September 2009	US$25	Equity
Series N	40 million	6.35%	30 June 2010	US$25	Equity
Series P	22 million	6.25%	31 December 2010	US$25	Equity
Series Q	27 million	6.75%	30 June 2011	US$25	Equity
Series R	26 million	6.125%	30 December 2011	US$25	Equity
Non-cumulative convertible preference shares of US$0.01
Series 1	1 million	9.118%	31 March 2010	US$1,000	Debt
Non-cumulative preference shares of €0.01
Series 1	1.25 million	5.5%	31 December 2009	€1,000	Equity
Series 2	1.25 million	5.25%	30 June 2010	€1,000	Equity
Non-cumulative convertible preference shares of £0.01
Series 1	0.2 million	7.387%	31 December 2010	£1,000	Debt

Notes:
(1)	Those preference shares where the Group has an obligation to pay dividends are classified as debt; those where distributions are discretionary are classified as equity.The conversion rights attaching to the convertible preference shares may result in the Group delivering a variable number of equity shares to preference shareholders; these convertible preference shares are treated as debt.
(2)	Redeemed in January 2007.

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

Holders of the non-cumulative preference shares are not entitled to receive notice of or attend general meetings of the company except if any resolution is proposed for adoption by the shareholders of the company to vary or abrogate any of the rights attaching to the non-cumulative preference shares or proposing the winding-up or liquidation of the company. In any such case, they are entitled to receive notice of and to attend the general meeting of shareholders at which such resolution is to be proposed and are entitled to speak and vote on such resolution (but not on any other resolution). In addition, in the event that, prior to any general meeting of shareholders, the company has failed to pay in full the three most recent quarterly dividend payments due on the non-cumulative dollar preference shares, the two most recent semi-annual dividend payments due on the non-cumulative convertible dollar preference shares and the most recent annual dividend payments due on the non-cumulative euro preference shares and on the non-cumulative convertible sterling preference shares, the holders shall be entitled to receive notice of, attend, speak and vote at such meeting on all matters together with the holders of the ordinary shares, and in these circumstances only, the rights of the holders of the non-cumulative preference shares so to vote shall continue until the company shall have resumed the payment in full of the dividends in arrears.

Notes on the accounts continued

31 Shareholders’ equity	Group			Company

	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m

Called-up share capital
At 1 January	826	822	769	826	822	769
Implementation of IAS 32 on 1 January 2005	—	(2)	—	—	(2)	—
Shares issued during the year	2	6	53	2	6	53
Shares repurchased during the year	(13)	—	—	(13)	—	—

At 31 December	815	826	822	815	826	822

Share premium account
At 1 January	11,777	12,964	8,175	11,777	12,964	8,175
Reclassification of preference shares on implementation
of IAS 32 on 1 January 2005	—	(3,159)	—	—	(3,159)	—
Currency translation adjustments	—	—	(231)	—	—	(231)
Shares issued during the year	815	1,972	4,550	815	1,972	4,550
Shares repurchased during the year	(381)	—	—	(381)	—	—
Redemption of preference shares classified as debt	271	—	—	271	—	—
Conversion of exchangeable undated loan capital	—	—	460	—	—	460
Other movements	—	—	10	—	—	10

At 31 December	12,482	11,777	12,964	12,482	11,777	12,964

Merger reserve
At 1 January and 31 December	10,881	10,881	10,881	—	—	—

Available-for-sale reserve
At 1 January	(73)			—
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	289		—	—
Currency translation adjustments	(43)	4		—	—
Unrealised gains in the year	2,652	35		—	—
Realised gains in the year	(313)	(582)		—	—
Taxation	(695)	181		—	—

At 31 December	1,528	(73)		—	—

Cash flow hedging reserve
At 1 January	59			(9)
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	67		—	(13)
Amount recognised in equity during the year	(109)	18		—	—
Amount transferred from equity to earnings in the year	(140)	(85)		3	6
Taxation	41	59		(1)	(2)

At 31 December	(149)	59		(7)	(9)

Foreign exchange reserve
At 1 January	469	(320)	90	—	—	—
Retranslation of net assets	(2,159)	1,588	(830)	—	—	—
Foreign currency gains/(losses) on hedges of net assets	818	(799)	420	—	—	—

At 31 December	(872)	469	(320)	—	—	—

Capital redemption reserve
At 1 January	157	157	157	157	157	157
Shares repurchased during the year	13	—	—	13	—	—

At 31 December	170	157	157	170	157	157

	Group			Company

	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m

Retained earnings
At 1 January	11,346	9,408	7,269	4,794	4,675	3,646
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	(1,078)	—	—	81	—
Currency translation adjustments and other movements	—	—	(8)	—	—	(1)
Profit attributable to ordinary and equity preference shareholders	6,393	5,501	5,112	3,499	2,074	2,874
Ordinary dividends paid	(2,470)	(1,927)	(1,588)	(2,470)	(1,927)	(1,588)
Equity preference dividends paid	(191)	(109)	—	(191)	(109)	—
Preference dividends – non-equity	—	—	(256)	—	—	(256)
Shares repurchased during the year	(624)	—	—	(624)	—	—
Redemption of preference shares classified as debt	(271)	—	—	(271)	—	—
Actuarial gains/(losses) recognised in retirement benefit
schemes, net of tax	1,262	(561)	(1,136)	—	—	—
Net cost of shares bought and used to satisfy share-based payments	(38)	—	—	—	—	—
Share-based payments, net of tax	80	112	15	—	—	—

At 31 December	15,487	11,346	9,408	4,737	4,794	4,675

Own shares held
At 1 January	(7)	(7)	—	(7)	(7)	—
Shares purchased during the year	(254)	—	(7)	—	—	(7)
Shares issued under employee share schemes	146	—	—	7	—	—

At 31 December	(115)	(7)	(7)	—	(7)	(7)

Shareholders’ equity at 31 December	40,227	35,435	33,905	18,197	17,538	18,611

The merger reserve comprises the premium on shares issued to acquire NatWest less goodwill amortisation charged under previous . No share premium was recorded in the company financial statements through the operation of the merger relief provisions of the Companies Act 1985.

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

At 31 December 2006, 6,497,502 (2005 – 772,917) ordinary shares of 25p each of the company were held by Employee Share Trusts in respect of share awards and options granted to employees.

Notes on the accounts continued

32 Leases

Minimum amounts receivable and payable under non-cancellable leases	Group

	Year in which receipt or payment will occur

		After 1 year
	Within 1	but within	After 5
	year	5 years	years	Total
2006	£m	£m	£m	£m

Finance lease assets:
Amounts receivable	1,235	4,331	11,166	16,732
Present value adjustment	(453)	(1,648)	(3,110)	(5,211)
Other movements	(22)	(80)	(295)	(397)

Present value amounts receivable	760	2,603	7,761	11,124

Operating lease assets:
Future minimum lease receivables	444	2,391	2,640	5,475

Operating lease obligations:
Future minimum lease payables:
Premises	332	1,151	1,877	3,360
Equipment	7	6	—	13

	339	1,157	1,877	3,373

	Group

	Year in which receipt or payment will occur

		After 1 year
	Within 1	but within	After 5
	year	5 years	years	Total
2005	£m	£m	£m	£m

Finance lease assets:
Amounts receivable	1,297	4,733	11,604	17,634
Present value adjustment	(462)	(1,857)	(3,628)	(5,947)
Other movements	(26)	(136)	(231)	(393)

Present value amounts receivable	809	2,740	7,745	11,294

Operating lease assets:
Future minimum lease receivables	954	2,757	2,241	5,952

Operating lease obligations:
Future minimum lease payables:
Premises	310	1,103	1,700	3,113
Equipment	10	11	—	21

	320	1,114	1,700	3,134

			2006	2005
			£m	£m

Nature of operating lease assets in balance sheet
Transportation			7,414	7,742
Cars and light commercial vehicles			1,204	978
Other			291	333

			8,909	9,053

Amounts recognised as income and expense (1)
Finance lease receivables – contingent rental income			(37)	(34)
Operating lease payables – minimum payments			366	332

Contracts for future capital expenditure not provided for at the year end
Operating leases			1,437	594

Finance lease receivables
Unearned finance income			5,211	5,947
Accumulated allowance for uncollectable minimum lease receivables			67	72

Note:
(1)	In the year ended 31 December 2004 contingent rental income amounted to £51 million and minimum operating lease payments amounted to £319 million.

Residual value exposures

The tables below give details of the unguaranteed residual values included in the carrying value of finance lease receivables (see page 140) and operating lease assets (see Note 18).

	Year in which residual value will be recovered

		After 1 year	After 2 years
	Within 1	but within	but within	After 5
	year	2 years	5 years	years	Total
2006	£m	£m	£m	£m	£m

Operating leases
Transportation	1,054	180	1,339	2,517	5,090
Cars and light commercial vehicles	168	295	329	—	792
Other	13	30	77	24	144
Finance leases	22	22	58	295	397

	1,257	527	1,803	2,836	6,423

2005

Operating leases
Transportation	579	912	895	3,229	5,615
Cars and light commercial vehicles	612	115	77	—	804
Other	26	21	84	21	152
Finance leases	26	32	104	231	393

	1,243	1,080	1,160	3,481	6,964

The Group provides asset finance to its customers through acting as a lessor. It purchases plant, equipment and intellectual property, renting them to customers under lease arrangements that, depending on their terms, qualify as either operating or finance leases.

33 Collateral

Securities repurchase agreements and lending transactions

The Group enters into securities repurchase agreements and securities lending transactions under which it receives or transfers collateral in accordance with normal market practice. Generally, the agreements require additional collateral to be provided if the value of the securities fall below a predetermined level.

Under standard terms for repurchase transactions in the UK and US markets, the recipient of collateral has an unrestricted right to sell or repledge it, subject to returning equivalent securities on settlement of the transaction.

Securities transferred under repurchase transactions included within securities on the balance sheet were as follows:

	2006	2005
	£m	£m

Treasury and other eligible bills	1,426	896
Debt securities	58,874	53,485

	60,300	54,381

All of the above securities could be sold or repledged by the holder. Securities received as collateral under reverse repurchase agreements amounted to £124.7 billion (2005 – £105.6 billion), of which £107.2 billion (2005 – £85.6 billion) had been resold or repledged as collateral for the Group’s own transactions.

Other collateral given

	2006	2005
Assets charged as security for liabilities	£m	£m

Loans and advances to customers	44,966	27,092
Debt securities	8,560	9,578
Property, plant and equipment	1,222	1,274
Loans to banks	469	60
Other	13	16

	55,230	38,020

	2006	2005
Liabilities secured by charges on assets	£m	£m

Deposits by banks	11,680	11,407
Customer accounts	7,095	6,761
Debt securities in issue	27,607	11,347
Other liabilities	45	20

	46,427	29,535

Included in the above balances are loans and advances to customers of £15.8 billion (2005 – £16.2 billion) and debt securities of £1.5 billion (2005 – £ 2.5 billion) charged as security against Federal Home Loan Bank deposits of £10.5 billion (2005 – £11.1 billion).

Notes on the accounts continued

34 Risk management

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

Credit risk

The objective of credit risk management is to enable the Group to achieve appropriate risk versus reward performance whilst maintaining credit risk exposure in line with approved risk appetite.

The key principles for credit risk management as defined in the Group’s Credit Risk Management Framework are set out below.

  Approval of all credit exposure is granted prior to any advance or extension of credit.

  An appropriate credit risk assessment of the customer and credit facilities is undertaken prior to approval of credit exposure. This includes a review of, amongst other things, the purpose of the credit and sources of repayment, compliance with affordability tests, repayment history, capacity to repay, sensitivity to economic and market developments and risk-adjusted return.

  The Board delegates authority to Advances Committee, Group Credit Committee and divisional credit committees.

  Credit risk authority must be specifically granted in writing to all individuals involved in the granting of credit approval, whether this is exercised personally or collectively as part of a credit committee. In exercising credit authority, the individuals act independently.

  Where credit authority is exercised personally, the individual has no responsibility or accountability for related business revenue origination.

  All credit exposures, once approved, are effectively monitored and managed and reviewed periodically against approved limits. Lower quality exposures are subject to a greater frequency of analysis and assessment.

  Customers with emerging credit problems are identified early and classified accordingly. Remedial actions are implemented promptly to minimise the potential loss to the Group.

  Portfolio analysis and reporting is used to identify and manage credit risk concentrations and credit risk quality migration.

Credit approval process

Different credit approval processes exist for each customer type in order to ensure appropriate skills and resources are employed in credit assessment and approval. Credit authority is not extended to relationship management.

Credit risk models

Credit risk models are used throughout the Group to support the analytical elements of the credit risk management framework, in particular the risk assessment part of the credit approval process, ongoing monitoring as well as portfolio analysis and reporting. Credit risk models used by the Group can be broadly grouped into four categories.

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
  The credit grading models use a combination of quantitativeinputs, such as recent financial performance and customerbehaviour, and qualitative inputs, such as companymanagement performance or sector outlook.

  Every customer credit grade across all grading scales in theGroup can be mapped to a Group level credit grade whichuses a five band scale from AQ1 to AQ5.

  Exposure at default (“EAD”) – these models estimate the expected level of utilisation of a credit facility at the time of a borrower’s default. The EAD will typically be higher than the current utilisation (e.g. in the case where further drawings are made on a revolving credit facility prior to default) but will not normally exceed the total facility limit. The methodologies used in EAD modelling recognise that customers may make more use of their existing credit facilities in the run up to a default.

  Loss given default (“LGD”) – these models estimate the economic loss that may be suffered by the Group on a credit facility in the event of default. The LGD of a facility represents the amount of debt which cannot be recovered and is typically expressed as a percentage of the EAD. The Group’s LGD models take into account the type of borrower, facility and any risk mitigation such as security or collateral held. The LGD may also be affected by the industry sector of the borrower, the legal jurisdiction in which the borrower operates as well as general economic conditions which may impact the value of any assets held as security.

  Credit risk exposure measurement – these models calculate the credit risk exposure for products where the exposure is not 100% of the gross nominal amount of the credit obligation. These models are most commonly used for derivative and other traded instruments where the amount of credit risk exposure may be dependent on external variables such as interest rates or foreign exchange rates.

Credit risk assets

Credit risk assets are an internal risk measure of the Group’s exposure to customers. These consist of loans and advances (including overdraft facilities), instalment credit, finance lease receivables, debt securities and other traded instruments.

Credit risk asset quality

Internal reporting and oversight of risk assets is principally differentiated by credit ratings. Internal ratings are used to assess the credit quality of borrowers. Customers are assigned credit ratings, based on various credit grading models that reflect the probability of default. All credit ratings across the Group map to a Group level asset quality scale.

Provision analysis

The Group’s consumer portfolios, which consist of small value, high volume credits, have highly efficient, largely automated processes for identifying problem credits and very short timescales, typically three months, before resolution or adoption of various recovery methods.

Corporate portfolios consist of higher value, lower volume credits, which tend to be structured to meet individual customer requirements. Provisions are assessed on a case by case basis.

Early and active management of problem exposures ensures that credit losses are minimised. Specialised units are used for different customer types to ensure that appropriate risk mitigation is taken in a timely manner.

Portfolio provisions are reassessed regularly as part of the Group’s ongoing monitoring process.

Provisions methodology

Provisions for impairment losses are assessed under three categories as described below:

Individually assessed provisions are the provisions required for individually significant impaired assets which are assessed on a case-by-case basis, taking into account the financial condition of the counterparty and any guarantor. This incorporates an estimate of the discounted value of any recoveries and realisation of security or collateral. The asset continues to be assessed on an individual basis until it is repaid in full, transferred to the performing portfolio or written-off.

Collectively assessed provisions are the provisions on impaired credits below an agreed threshold which are assessed on a portfolio basis, to reflect the homogeneous nature of the assets, such as credit cards or personal loans. The provision is determined from a quantitative review of the relevant portfolio, taking account of the level of arrears, security and average loss experience over the recovery period.

Latent loss provisions are the provisions held against the estimated impairment in the performing portfolio which has yet to be identified as at the balance sheet date. To assess the latent loss within the portfolio, the Group has developed methodologies to estimate the time that an asset can remain impaired within a performing portfolio before it is identified and reported as such.

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

The structure of the Group’s balance sheet is managed to maintain substantial diversification, to minimise concentration across its various deposit sources, and to contain the level of reliance on total short-term wholesale sources of funds within prudent levels.

The degree of maturity mismatch within the overall long-term structure of the Group’s assets and liabilities is managed within internal policy guidelines, to ensure that term asset commitments may be funded on an economic basis over their life. In managing its overall term structure, the Group analyses and takes into account the effect of retail and corporate customer behaviour on actual asset and liability maturities where they differ materially from the underlying contractual maturities. The short-term maturity structure of the Group’s liabilities and assets is managed on a daily basis to ensure that all material cash flow obligations, and potential cash flows arising from undrawn commitments and other contingent obligations, can be met as they arise from day to day, either from cash inflows from maturing assets, new borrowing or the sale or repurchase of debt securities held.

Notes on the accounts continued

34 Risk management (continued)

Short-term liquidity risk is managed on a consolidated basis for the whole Group including the Greenwich companies but excluding the activities of Citizens and insurance businesses, which are subject to regulatory regimes that necessitate local management of liquidity.

Internal liquidity mismatch limits are set for all other subsidiaries and non-UK branches which have material local treasury activities in external markets, to ensure those activities do not compromise daily maintenance of the Group’s overall liquidity risk position within the Group’s policy parameters.

The level of large deposits taken from banks, corporate customers, non-bank financial institutions and other customers and significant cash outflows therefrom are also reviewed to monitor concentration and identify any adverse trends.

Market risk

Market risk is defined as the risk of loss as a result of adverse changes in risk factors including interest rates, foreign currency and equity prices together with related parameters such as market volatilities.

The Group is exposed to market risk because of positions held in its trading portfolios as well as its non-trading business including the Group’s treasury operations.

Value-at-risk (“VaR”)

VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group’s VaR assumes a time horizon of one day and a confidence level of 95%. The Group uses historical simulation models in computing VaR. This approach, in common with many other VaR models, assumes that risk factor changes observed in the past are a good estimate of those likely to occur in the future and is, therefore, limited by the relevance of the historical data used. The Group’s method, however, does not make any assumption about the nature or type of underlying loss distribution. The Group typically uses the previous 500 trading days market data.

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

Trading

The principal focus of the Group’s trading activities is client facilitation – providing products to the Group’s client base at competitive prices. The Group also undertakes: market making – quoting firm bid (buy) and offer (sell) prices with the intention of profiting from the spread between the quotes; arbitrage – entering into offsetting positions in different but closely related markets in order to profit from market imperfections; and proprietary activity – taking positions in financial instruments as principal in order to take advantage of anticipated market conditions. The main risk factors are interest rates, credit spreads and foreign exchange. Financial instruments held in the Group’s trading portfolios include, but are not limited to, debt securities, loans, deposits, securities sale and repurchase agreements and derivative financial instruments (futures, forwards, swaps and options). For a discussion of the Group’s accounting policies for derivative financial instruments, see Accounting policies on pages 97 and 98.

The VaR for the Group’s trading portfolios segregated by type of market risk exposure, including idiosyncratic risk, is presented in the table below.

	2006				2005

	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	8.7	10.2	15.0	5.7	7.3	7.4	10.9	5.1
Credit spread	13.2	14.1	15.7	10.4	11.4	11.8	14.4	8.8
Currency	2.2	2.5	3.5	1.0	1.8	1.4	10.7	0.5
Equity and commodity	1.4	1.6	4.3	0.6	0.5	0.7	1.1	0.2
Diversification		(12.8)				(8.5)

Total trading VaR	14.2	15.6	18.9	10.4	13.0	12.8	16.5	9.9

34 Risk management (continued)

Non-trading

The principal market risks arising from the Group’s non-trading activities are interest rate risk, currency risk and equity risk. Treasury activity and mismatches between the repricing of assets and liabilities in its retail and commercial banking operations account for most of the non-trading interest rate risk. Non-trading currency risk derives from the Group’s investments in overseas subsidiaries, associates and branches. The Group’s venture capital portfolio and investments held by its general insurance business are the principal sources of non-trading equity price risk. The Group’s portfolios of non-trading financial instruments mainly comprise loans (including finance leases), debt securities, equity shares, deposits, certificates of deposit and other debt securities issued, loan capital and derivatives. To reflect their distinct nature, the Group’s long-term assurance assets and liabilities attributable to policyholders have been excluded from these market risk disclosures.

• Interest rate risk

Non-trading interest rate risk arises from the Group’s treasury activities and retail and commercial banking businesses.

Treasury

The Group’s treasury activities include its money market business and the management of internal funds flow within the Group’s businesses. Money market portfolios include cash instruments (principally debt securities, loans and deposits) and related hedging derivatives.

Retail and commercial banking

Non-trading interest rate risk is calculated in each business on the basis of establishing the repricing behaviour of each asset, liability and off-balance sheet product. For many products, the actual interest rate repricing characteristics differ from the contractual repricing. In most cases, the repricing maturity is determined by the market interest rate that most closely fits the historical behaviour of the product interest rate. For non-interest bearing current accounts, the repricing maturity is determined by the stability of the portfolio. The repricing maturities used are approved by Group Treasury and divisional asset and liability committees at least annually. Key conventions are reviewed annually by GALCO.

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

Notes on the accounts continued

34 Risk management (continued)

The tables below set out the Group’s structural foreign currency exposures.
		Foreign
		currency	Structural
	Net investments	borrowings	foreign
	in foreign	hedging net	currency
	operations	investments	exposures
2006	£m	£m	£m

US dollar	15,036	5,278	9,758
Euro	3,059	1,696	1,363
Swiss franc	462	457	5
Chinese RMB	3,013	—	3,013
Other non-sterling	132	107	25

	21,702	7,538	14,164

2005

US dollar	15,452	6,637	8,815
Euro	2,285	139	2,146
Swiss franc	431	430	1
Chinese RMB	914	—	914
Other non-sterling	76	72	4

	19,158	7,278	11,880

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

Insurance risk is the risk of fluctuations in the timing, frequency or severity of insured events, relative to the expectations of the Group at the time of underwriting.

Underwriting and pricing risk

The Group manages underwriting and pricing risk through the use of underwriting guidelines which detail the class, nature and type of business that may be accepted; pricing policies by product line and by brand; and centralised control of policy wordings and any subsequent changes.

Claims management risk

The risk that claims are handled or paid inappropriately is managed using a range of IT system controls and manual processes conducted by experienced staff. These, together with a range of detailed policies and procedures ensure that all claims are handled in a timely, appropriate and accurate manner.

Reinsurance risk

Reinsurance is used to protect against the impact of major catastrophic events or unforeseen volumes of, or adverse trends in, large individual claims and to transfer risk that is outside the Group’s current risk appetite.

Reinsurance of risks above the Group’s risk appetite is only effective if the reinsurance premium makes economic sense and the counterparty is financially secure. Acceptable reinsurers are rated A- or better unless specifically authorised.

34 Risk management (continued)

Reserving risk

Reserving risk relates to both premiums and claims. It is the risk that reserves are assessed incorrectly such that insufficient funds have been retained to pay or handle claims as the amounts fall due. Claims development data provides information on the historical pattern of reserving risk.

	Accident year

	2001	2002	2003	2004	2005	2006	Total
Insurance claims – gross	£m	£m	£m	£m	£m	£m	£m

Estimate of ultimate claims costs:
At end of accident year	2,395	3,013	3,658	3,710	4,265	4,269	21,310
One year later	(70)	91	(140)	(186)	(92)	—	(397)
Two years later	20	1	(106)	(88)	—	—	(173)
Three years later	12	(12)	(55)	—	—	—	(55)
Four years later	(40)	(17)	—	—	—	—	(57)
Five years later	(1)	—	—	—	—	—	(1)

Current estimate of cumulative claims	2,316	3,076	3,357	3,436	4,173	4,269	20,627
Cumulative payments to date	(2,189)	(2,805)	(2,853)	(2,707)	(3,093)	(1,962)	(15,609)

	127	271	504	729	1,080	2,307	5,018

Liability in respect of prior years							126
Claims handling costs							103

Gross general insurance claims liability							5,247

	Accident year

	2001	2002	2003	2004	2005	2006	Total
Insurance claims – net of reinsurance	£m	£m	£m	£m	£m	£m	£m

Estimate of ultimate claims costs:
At end of accident year	2,011	2,584	3,215	3,514	4,168	4,215	19,707
One year later	(61)	59	(106)	(168)	(67)	—	(343)
Two years later	22	(12)	(103)	(90)	—	—	(183)
Three years later	13	(3)	(53)	—	—	—	(43)
Four years later	(41)	(21)	—	—	—	—	(62)
Five years later	1	—	—	—	—	—	1

Current estimate of cumulative claims	1,945	2,607	2,953	3,256	4,101	4,215	19,077
Cumulative payments to date	(1,841)	(2,412)	(2,520)	(2,584)	(3,021)	(1,925)	(14,303)

	104	195	433	672	1,080	2,290	4,774

Liability in respect of prior years							79
Claims handling costs							103

Net general insurance claims liability							4,956

Notes on the accounts continued

34 Risk management (continued)

Claims reserves

It is the Group’s policy to hold undiscounted claims reserves (including reserves to cover claims which have been incurred but not reported (IBNR reserves)) for all classes at a sufficient level to meet all liabilities as they fall due.

The Group’s focus is on high volume and relatively straightforward products, for example home and motor. This facilitates the generation of comprehensive underwriting and claims data, which are used to accurately price and monitor the risks accepted.

The following table indicates the diversity of risks underwritten and the corresponding loss ratios for each major class of business, gross and net of reinsurance.

		2006			2005		2004

		Earned	Claims	Loss	Earned	Loss	Earned	Loss
		premiums	incurred	ratio	premiums	ratio	premiums	ratio
		£m	£m	%	£m	%	£m	%

Residential property	Gross	1,121	627	56	1,098	55	1,090	55
	Net	1,061	624	59	1,037	56	990	58
Personal motor	Gross	3,384	2,854	84	3,312	79	3,179	79
	Net	3,279	2,802	85	3,257	80	2,976	79
Commercial property	Gross	218	81	37	212	39	191	40
	Net	198	76	38	193	40	173	42
Commercial motor	Gross	90	62	69	102	53	93	76
	Net	88	60	68	96	46	87	68
Other	Gross	842	396	47	853	63	954	60
	Net	833	409	49	761	67	827	59

Total	Gross	5,655	4,020	71	5,577	70	5,507	69

	Net	5,459	3,971	73	5,344	71	5,053	70

The Group has no interest rate exposure from general insurance liabilities because provisions for claims under short-term insurance contracts are not discounted.

Frequency and severity of specific risks and sources of uncertainty

Most general insurance contracts written by the Group are issued on an annual basis, which means that the Group’s liability extends for a 12 month period, after which the Group is entitled to decline or renew or can impose renewal terms by amending the premium, terms and conditions, or both.

The following paragraphs explain the frequency and severity of claims and the sources of uncertainty for the key classes that the Group is exposed to:

a) Motor insurance contracts (personal and commercial)

Claims experience is quite variable, due to a wide range of factors, but the principal ones are age, sex and driving experience of the driver, type and nature of vehicle, use of vehicle and area.

There are many sources of uncertainty that will affect the Group’s experience under motor insurance, including operational risk, reserving risk, premium rates not matching claims inflation rates, the weather, the social, economic and legislative environment and reinsurance failure risk.

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

c) Other commercial insurance contracts

Other commercial claims come mainly from business interruption and loss arising from the negligence of the insured (liability insurance). Business interruption losses come from the loss of income, revenue and/or profit as a result of property damage claims. Liability insurance includes employers liability and public/products liability. Liability insurance is written on an occurrence basis, and is subject to claims that are identified over a substantial period of time, but where the loss event occurred during the life of the policy.

Fluctuations in the social and economic climate are a source of uncertainty in the Group’s business interruption and general liability accounts. Other sources of uncertainty are changes in the law, or its interpretation, and reserving risk. Other uncertainties are significant events (for example terrorist attacks) and any emerging new heads of damage or types of claim that are not envisaged when the policy is written.

34 Risk management (continued)

Life business

The Group’s three regulated life companies, National Westminster Life Assurance Limited, Royal Scottish Assurance plc (“RSA”) and Direct Line Life Insurance Company Limited, are required to meet minimum capital requirements at all times under the Financial Service Authority’s Prudential Sourcebook. The capital resources covering the regulatory requirement are not transferable to other areas of the Group. To ensure that the capital requirement is satisfied at all times, each company holds an additional voluntary buffer above the regulatory minimum.

The Group is not exposed to price, currency, credit, or interest risk on unit linked life contracts but it is exposed to variation in management fees. A decrease of 10% in the value of the assets would reduce the asset management fees by £5 million per annum (2005 – £5 million). The Group also writes insurance contracts with minimum guaranteed death benefits that expose it to the risk that declines in the value of underlying investments may increase the Group’s net exposure to death risk.

The Group’s long-term assurance contracts include whole-life, term assurance, endowment assurances, flexible whole life, pension and annuity contracts that are expected to remain in force for an extended period of time.

Contracts under which the Group does not accept significant insurance risk are classified as investment contracts. Long term business provisions are calculated in accordance with FRS 27 ‘Life Assurance’.

Estimations (assumptions) including future mortality, morbidity, persistency and levels of expenses are made in calculating actuarial reserves. Key metrics include:

Assumptions	2006	2005	2004

Valuation interest rate
Term assurance	3.00%	2.85%	3.00%
Sterling interest	3.00%	2.85%	3.00%
Unit growth	3.50%	2.85%	3.00%
Expense inflation	4.00%	4.00%	4.00%

Sample mortality rates, expressed as deaths per million per annum, for term assurance products (age 40).

Mortality

Male non-smoker	517	470	497
Male smoker	983	893	946
Female non-smoker	278	253	270
Female smoker	618	563	599

Expenses:
	2006	2005	2004
Pre-2000 products – RSA	per annum	per annum	per annum

Lifestyle protection plan	£28.96	£29.81	£27.17
Mortgage savings plan	£65.15	£67.05	£60.08

Pre-2000 products – NatWest Life

Term assurances	£26.01	£26.79	£25.13
Single premium unit-linked bonds	£23.17	£23.86	£22.38

Post-2000 products

Term assurances	£23.16	£23.97	£22.38
Guaranteed bonds	£25.71	£26.92	£25.13

Notes on the accounts continued

34 Risk management (continued)

Frequency and severity of claims– for contracts where death is the insured risk, the most significant factors that could increase the overall frequency of claims are epidemics or widespread changes in lifestyle, resulting in earlier or more claims than expected.

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

Sensitivity factor	Description of sensitivity factor applied

Interest rate and investment return	Change in market interest rates of ±1%.
The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Expenses	Increase in maintenance expenses of 10%

Assurance mortality/morbidity	Increase in mortality/morbidity rates for assurance contracts of 5%

Annuitant mortality	Reduction in mortality rates for annuity contracts of 5%

The above sensitivity factors are applied via actuarial and statistical models, with the following impact on the financial statements.

		Impact on profit and equity

		2006	2005
Risk factor	Variability	£m	£m

Interest rates	+1%	(19)	(16)
Interest rates	–1%	23	20
Expenses	+10%	(5)	(5)
Assurance mortality/morbidity	+5%	(6)	(7)
Annuitant mortality	– 5%	—	—

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

35 Financial instruments

Remaining maturity	Group

	1 month	1-3	3-12	1-5	Over 5	Equity
	or less	months	months	years	years	shares	Total
2006	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	6,121	—	—	—	—	—	6,121
Treasury and other eligible bills	739	1,179	3,573	—	—	—	5,491
Loans and advances to banks	63,779	10,813	7,601	121	292	—	82,606
Loans and advances to customers	166,701	47,573	49,230	61,655	141,734	—	466,893
Debt securities	8,144	5,287	11,893	31,974	69,953	—	127,251
Equity shares	—	—	—	—	—	13,504	13,504
Settlement balances	7,425	—	—	—	—	—	7,425
Derivatives	6,018	7,719	14,247	39,921	48,776	—	116,681

Liabilities
Deposits by banks	87,087	15,275	22,222	6,174	1,385	—	132,143
Customer accounts	323,331	27,246	22,027	6,763	4,855	—	384,222
Debt securities in issue	19,924	12,304	9,729	21,374	22,632	—	85,963
Settlement balances and short positions	25,102	447	901	14,719	8,307	—	49,476
Derivatives	5,806	8,943	15,333	40,229	47,801	—	118,112
Subordinated liabilities	746	150	2,947	8,690	15,121	—	27,654

2005

Assets
Cash and balances at central banks	4,759	—	—	—	—	—	4,759
Treasury and other eligible bills	779	1,252	3,507	—	—	—	5,538
Loans and advances to banks	46,276	14,959	8,749	265	338	—	70,587
Loans and advances to customers	139,732	48,881	42,485	66,488	119,640	—	417,226
Debt securities	2,635	8,289	11,472	25,621	72,948	—	120,965
Equity shares	—	—	—	—	—	9,301	9,301
Settlement balances	6,005	—	—	—	—	—	6,005
Derivatives	4,816	7,282	11,778	31,667	40,120	—	95,663

Liabilities
Deposits by banks	69,393	17,876	13,293	8,264	1,581	—	110,407
Customer accounts	286,960	28,582	14,516	8,172	4,637	—	342,867
Debt securities in issue	20,577	23,297	24,253	14,986	7,307	—	90,420
Settlement balances and short positions	16,533	569	1,696	15,950	9,240	—	43,988
Derivatives	4,962	6,733	12,740	32,067	39,936	—	96,438
Subordinated liabilities	539	418	3,075	7,122	17,120	—	28,274

Notes on the accounts continued

35 Financial instruments(continued)

	Company

Remaining maturity	1 month	1-3	3-12	1-5	Over 5
	or less	months	months	years	years	Total
2006	£m	£m	£m	£m	£m	£m

Assets
Loans and advances to banks	1,090	81	—	355	5,726	7,252
Loans and advances to customers	—	—	286	—	—	286

Liabilities
Deposits by banks	—	—	—	738	—	738
Debt securities in issue	—	518	1,163	458	—	2,139
Derivatives	—	1	22	19	—	42
Subordinated liabilities	584	—	422	1,865	5,323	8,194

2005

Assets
Loans and advances to banks	435	1,476	780	1,510	4,921	9,122
Loans and advances to customers	—	—	—	262	305	567
Derivatives	—	—	—	55	—	55

Liabilities
Deposits by banks	32	919	—	—	—	951
Customer accounts	—	55	—	—	—	55
Debt securities in issue	909	2,033	—	—	—	2,942
Subordinated liabilities	189	311	1,008	1,653	6,081	9,242

Interest rate sensitivity

The following tables summarise the interest rate sensitivity gap for the Group and the company at 31 December 2006 and 31 December 2005. The tables show the contractual repricing for each category of asset, liability and off-balance sheet items in the banking book. A liability (or negative) gap position exists when liabilities reprice more quickly or in greater proportion than assets during a given period and tends to benefit net interest income in a declining interest rate environment. An asset (or positive) gap position exists when assets reprice more quickly or in greater proportion than liabilities during a given period and tends to benefit net interest income in a rising interest rate environment. The actual interest rate sensitivity of the Group’s earnings will be determined by the currency and contractual or behavioural profile of assets and liabilities, in addition to the size and timing of interest rate movements. Contractual repricing terms do not reflect the potential impact of early repayment or withdrawal. Positions may not be reflective of those in subsequent periods. Major changes in positions can be made promptly as market outlooks change. In addition, significant variations in interest rate sensitivity may exist within the re-pricing periods presented and among the currencies in which the Group has interest rate positions.

						Group

		After 3	After 6	After 1
		months	months	year		Total		Non	Fair value
		but less	but less	but less		interest		interest	through	Banking	Trading
	3 months	than	than	than	Over 5	earning/		earning/	profit or	book	book
	or less	6 months	1 year	5 years	years	bearing	Yield	bearing	loss	total	total	Total
2006	£m	£m	£m	£m	£m	£m	%	£m	£m	£m	£m	£m

Assets
Loans and advances to banks	20,628	1,869	2,095	105	55	24,752	4.50	3,252	376	28,380	54,226	82,606
Loans and advances to customers	256,410	14,629	13,506	48,365	36,851	369,761	6.17	17,598	1,327	388,686	78,207	466,893
Debt securities and treasury bills	7,779	1,879	1,729	4,166	11,689	27,242	4.93	3	5,619	32,864	99,878	132,742
Other assets	3,242	—	—	—	—	3,242		59,334	—	62,576	126,615	189,191

Total assets	288,059	18,377	17,330	52,636	48,595	424,997	5.95	80,187	7,322	512,506	358,926	871,432

Liabilities and equity
Deposits by banks	52,301	26	2,502	474	1,261	56,564	4.36	1,625	—	58,189	73,954	132,143
Customer accounts	262,010	7,512	6,188	5,758	1,459	282,927	3.31	37,375	3,922	324,224	59,998	384,222
Debt securities in issue	63,245	2,516	2,133	1,320	2,013	71,227	4.54	243	10,499	81,969	3,994	85,963
Subordinated liabilities	7,298	1,127	273	4,844	13,646	27,188	5.92	—	124	27,312	342	27,654
Other liabilities	—	—	—	—	—	—		33,974	—	33,974	167,249	201,223
Shareholders’ equity	—	—	—	—	—	—		38,411	—	38,411	1,816	40,227
Internal funding of trading business	(43,864)	(5,443)	(92)	(2,009)	—	(51,408)	4.78	(165)	—	(51,573)	51,573	—

Total liabilities and equity	340,990	5,738	11,004	10,387	18,379	386,498	4.32	111,463	14,545	512,506	358,926	871,432

Interest rate swaps	18,843	(4,371)	(10,626)	(11,528)	7,682	—		—	—

Interest rate sensitivity gap	(34,088)	8,268	(4,300)	30,721	37,898	38,499		(31,276)	(7,223)

Cumulative interest rate sensitivity gap	(34,088)	(25,820)	(30,120)	601	38,499	38,499		7,223	—

Notes on the accounts continued

35 Financial instruments(continued)

Interest rate sensitivity (continued)

						Group

		After 3	After 6	After 1
		months	months	year		Total		Non	Fair value
		but less	but less	but less		interest		interest	through	Banking	Trading
	3 months	than	than	than	Over 5	earning/		earning/	profit or	book	book
	or less	6 months	1 year	5 years	years	bearing	Yield	bearing	loss	total	total	Total
2005	£m	£m	£m	£m	£m	£m	%	£m	£m	£m	£m	£m

Assets
Loans and advances to banks	15,843	2,100	2,293	85	69	20,390	3.71	4,241	282	24,913	45,674	70,587
Loans and advances to customers	231,730	14,063	13,045	49,078	32,789	340,705	5.51	15,274	616	356,595	60,631	417,226
Debt securities and treasury bills	12,416	3,362	994	4,765	16,857	38,394	3.81	469	3,991	42,854	83,649	126,503
Other assets	—	—	—	—	—	—		54,952	2,541	57,493	105,018	162,511

Total assets	259,989	19,525	16,332	53,928	49,715	399,489	5.26	74,936	7,430	481,855	294,972	776,827

Liabilities and equity
Deposits by banks	54,515	2,880	1,507	776	968	60,646	3.97	2,123	—	62,769	47,638	110,407
Customer accounts	232,221	5,715	8,141	7,332	2,909	256,318	2.57	37,817	3,683	297,818	45,049	342,867
Debt securities in issue	65,055	4,212	3,586	957	1,140	74,950	4.18	7	11,068	86,025	4,395	90,420
Subordinated liabilities	3,965	1,492	116	5,749	16,339	27,661	6.84	110	150	27,921	353	28,274
Other liabilities	—	—	—	—	—	—		29,576	—	29,576	139,848	169,424
Shareholders’ equity	—	—	—	—	—	—		33,775	—	33,775	1,660	35,435
Internal funding of trading business	(48,506)	(4,913)	(1,800)	(9)	—	(55,228)	3.83	(801)	—	(56,029)	56,029	—

Total liabilities and equity	307,250	9,386	11,550	14,805	21,356	364,347	3.82	102,607	14,901	481,855	294,972	776,827

Interest rate swaps	(13,537)	(2,849)	(1,508)	1,182	16,712	—		—	—

Interest rate sensitivity gap	(60,798)	7,290	3,274	40,305	45,071	35,142		(27,671)	(7,471)

Cumulative interest rate sensitivity gap	(60,798)	(53,508)	(50,234)	(9,929)	35,142	35,142		7,471	—

					Company

		After 3	After 6	After 1
		months	months	year		Total		Non
		but less	but less	but less		interest		interest	Banking
	3 months	than	than	than	Over 5	earning/		earning/	Book
	or less	6 months	1 year	5 years	years	bearing	Yield	bearing	Total
2006	£m	£m	£m	£m	£m	£m	%	£m	£m

Assets
Loans and advances to banks	1,378	178	—	1,457	4,235	7,248	6.33	4	7,252
Loans and advances to customers	286	—	—	—	—	286	5.94	—	286
Investment in subsidiaries	—	—	—	—	—	—	—	21,784	21,784
Other assets	—	—	—	—	—	—	—	3	3

Total assets	1,664	178	—	1,457	4,235	7,534	6.32	21,791	29,325

Liabilities and equity
Deposits by banks	738	—	—	—	—	738	5.42	—	738
Debt securities in issue	2,139	—	—	—	—	2,139	5.24	—	2,139
Other liabilities	—	—	—	—	—	—	—	57	57
Subordinated liabilities	1,233	178	—	1,455	5,328	8,194	6.24	—	8,194
Shareholders’ equity	—	—	—	—	—	—	—	18,197	18,197

Total liabilities and equity	4,110	178	—	1,455	5,328	11,071	5.99	18,254	29,325

Interest rate swaps	—	—	—	—	—	—		—

Interest rate sensitivity gap	(2,446)	—	—	2	(1,093)	(3,537)		3,537

Cumulative interest rate sensitivity gap	(2,446)	(2,446)	(2,446)	(2,444)	(3,537)	(3,537)		—

2005

Assets
Loans and advances to banks	1,803	554	119	1,585	5,061	9,122	6.05	—	9,122
Loans and advances to customers	305	—	—	262	—	567	2.82	—	567
Investment in subsidiaries	—	—	—	—	—	—	—	20,851	20,851
Other assets	—	—	—	—	—	—	—	202	202

Total assets	2,108	554	119	1,847	5,061	9,689	5.86	21,053	30,742

Liabilities and equity
Deposits by banks	951	—	—	—	—	951	4.42	—	951
Customer accounts	55	—	—	—	—	55	—	—	55
Debt securities in issue	2,942	—	—	—	—	2,942	4.55	—	2,942
Other liabilities	—	—	—	—	—	—	—	14	14
Subordinated liabilities	1,317	567	116	1,603	5,639	9,242	6.83	—	9,242
Shareholders’ equity	—	—	—	—	—	—	—	17,538	17,538

Total liabilities and equity	5,265	567	116	1,603	5,639	13,190	6.12	17,552	30,742

Interest rate swaps	—	—	—	—	—	—		—

Interest rate sensitivity gap	(3,157)	(13)	3	244	(578)	(3,501)		3,501

Cumulative interest rate sensitivity gap	(3,157)	(3,170)	(3,167)	(2,923)	(3,501)	(3,501)		—

Trading book

The table below sets out by time band the net effect on the Group’s profit or loss of a basis point (0.01%) increase in interest rates, assuming all trading positions remained unchanged.

			Group

		After 3	After 6	After 1
		months	months	year
		but less	but less	but less
	3 months	than	than	than	Over 5
	or less	6 months	1 year	5 years	years	Total
2006	£000	£000	£000	£000	£000	£000

Gain/(loss) per basis point increase	187	102	110	(2,033)	763	(871)

2005

(Loss)/gain per basis point increase	(487)	(40)	180	(1,631)	1,146	(832)

Financial assets and liabilities designated as at fair value through profit or loss
					2006	2005
					£m	£m

Net gain in year recognised in other operating income					573	364

Notes on the accounts continued

35 Financial instruments (continued)

The following table shows the carrying values and the fair values of financial instruments on the balance sheets.

		Group				Company

	2006	2006	2005	2005	2006	2006	2005	2005
	Carrying	Fair	Carrying	Fair	Carrying	Fair	Carrying	Fair
	value	value	value	value	value	value	value	value
	£m	£m	£m	£m	£m	£m	£m	£m

Financial assets
Cash and balances at central banks	6,121	6,121	4,759	4,759	—	—	—	—

Treasury and other eligible bills
Held-for-trading	4,516	4,516	3,004	3,004	—	—	—	—
Available-for-sale	975	975	2,534	2,534	—	—	—	—

	5,491	5,491	5,538	5,538	—	—	—	—

Loans and advances to banks
Held-for-trading	52,736	52,736	44,965	44,965	—	—	—	—
Designated as at fair value through profit or loss	376	376	282	282	—	—	—	—
Loans and receivables	29,494	29,474	25,340	25,336	7,252	7,252	9,122	9,122

	82,606	82,586	70,587	70,583	7,252	7,252	9,122	9,122

Loans and advances to customers
Held-for-trading	72,462	72,462	53,963	53,963	—	—	—	—
Designated as at fair value through profit or loss	1,327	1,327	616	616	—	—	—	—
Loans and receivables	381,583	382,671	350,960	354,670	286	286	567	567
Finance leases	11,521	11,504	11,687	11,687	—	—	—	—

	466,893	467,964	417,226	420,936	286	286	567	567

Debt securities
Held-for-trading	95,192	95,192	80,653	80,653	—	—	—	—
Designated as at fair value through profit or loss	5,989	5,989	3,991	3,991	—	—	—	—
Available-for-sale	25,509	25,509	35,533	35,533	—	—	—	—
Loans and receivables	561	561	788	788	—	—	—	—

	127,251	127,251	120,965	120,965	—	—	—	—

Equity shares
Held-for-trading	3,038	3,038	2,941	2,941	—	—	—	—
Designated as at fair value through profit or loss	2,610	2,610	2,541	2,541	—	—	—	—
Available-for-sale	7,856	7,856	3,819	3,819	—	—	—	—

	13,504	13,504	9,301	9,301	—	—	—	—

Settlement balances	7,425	7,425	6,005	6,005	—	—	—	—

Derivatives	116,681	116,681	95,663	95,663	—	—	55	55

35 Financial instruments (continued)

	Group				Company

	2006	2006	2005	2005	2006	2006	2005	2005
	Carrying	Fair	Carrying	Fair	Carrying	Fair	Carrying	Fair
	value	value	value	value	value	value	value	value
	£m	£m	£m	£m	£m	£m	£m	£m

Financial liabilities
Deposits by banks
Held-for-trading	57,452	57,452	32,067	32,067	—	—	—	—
Amortised cost	74,691	74,510	78,340	78,218	738	738	951	951

	132,143	131,962	110,407	110,285	738	738	951	951

Customer accounts
Held-for-trading	46,797	46,797	34,645	34,645	—	—	—	—
Designated as at fair value through profit or loss	3,922	3,922	3,683	3,683	—	—	—	—
Amortised cost	333,503	333,286	304,539	305,252	—	—	55	55

	384,222	384,005	342,867	343,580	—	—	55	55

Debt securities in issue
Held-for-trading	2,141	2,141	1,469	1,469	—	—	—	—
Designated as at fair value through profit or loss	10,499	10,499	11,068	11,068	—	—	—	—
Amortised cost	73,323	73,580	77,883	78,089	2,139	2,139	2,942	2,942

	85,963	86,220	90,420	90,626	2,139	2,139	2,942	2,942

Settlement balances and short positions	49,476	49,476	43,988	43,988	—	—	—	—

Derivatives	118,112	118,112	96,438	96,438	42	42	—	—

Subordinated liabilities
Designated as at fair value through profit or loss	124	124	150	150	—	—	—	—
Amortised cost	27,530	28,606	28,124	29,598	8,194	8,369	9,242	9,639

	27,654	28,730	28,274	29,748	8,194	8,369	9,242	9,639

Notes on the accounts continued

35 Financial instruments (continued)

Industry risk – geographical analysis

			Group

	Loans and	Treasury bills,
	advances to banks	debt securities					Netting and
	and customers	and equity shares	Derivatives	Other	(1)	Total	offset	(2)
2006	£m	£m	£m	£m		£m	£m

UK
Central and local government	7,629	28,211	345	1,624		37,809	1,553
Manufacturing	15,259	521	915	49		16,744	4,540
Construction	9,667	115	179	3		9,964	1,458
Finance	128,463	47,274	80,577	2,199		258,513	93,403
Service industries and business activities	57,895	4,330	2,616	769		65,610	5,289
Agriculture, forestry and fishing	2,819	61	3	—		2,883	99
Property	51,303	561	646	11		52,521	1,291
Individuals
Home mortgages	70,884	—	1	—		70,885	—
Other	28,594	861	29	58		29,542	61
Finance leases and instalment credit	14,218	5	—	—		14,223	189
Interest accruals	1,890	62	—	—		1,952	—

Total UK	388,621	82,001	85,311	4,713		560,646	107,883

US
Central and local government	435	24,013	—	102		24,550	1
Manufacturing	3,842	251	157	—		4,250	52
Construction	790	48	12	—		850	—
Finance	31,785	28,333	29,989	3,495		93,602	26,037
Service industries and business activities	10,678	1,267	168	—		12,113	22
Agriculture, forestry and fishing	64	—	—	—		64	—
Property	5,781	—	24	—		5,805	19
Individuals
Home mortgages	34,230	—	—	—		34,230	—
Other	11,643	—	—	—		11,643	—
Finance leases and instalment credit	2,282	—	—	—		2,282	—
Interest accruals	526	343	—	—		869	2

Total US	102,056	54,255	30,350	3,597		190,258	26,133

Europe
Central and local government	488	423	—	3		914	—
Manufacturing	4,067	—	—	—		4,067	—
Construction	2,751	—	—	—		2,751	—
Finance	6,067	1,938	860	49		8,914	7
Service industries and business activities	9,607	100	7	7		9,721	—
Agriculture, forestry and fishing	469	2	—	—		471	—
Property	8,781	21	—	—		8,802	—
Individuals
Home mortgages	13,661	—	—	—		13,661	—
Other	3,774	—	—	—		3,774	—
Finance leases and instalment credit	1,325	—	—	—		1,325	—
Interest accruals	221	—	—	—		221	—

Total Europe	51,211	2,484	867	59		54,621	7

Rest of the World
Central and local government	185	921	16	—		1,122	1
Manufacturing	129	—	3	—		132	3
Construction	80	—	—	—		80	—
Finance	6,116	6,652	106	7		12,881	2,271
Service industries and business activities	2,664	2	27	2		2,695	2
Agriculture, forestry and fishing	13	—	—	—		13	—
Property	1,250	19	1	—		1,270	—
Individuals
Home mortgages	273	—	—	—		273	—
Other	782	—	—	—		782	—
Finance lease and instalment credit	10	—	—	—		10	—
Interest accruals	44	—	—	—		44	—

Total Rest of the World	11,546	7,594	153	9		19,302	2,277

35 Financial instruments (continued)

Industry risk – geographical analysis

			Group

	Loans and	Treasury bills,
	advances to banks	debt securities					Netting and
	and customers	and equity shares	Derivatives	Other	(1)	Total	offset	(2)
2006	£m	£m	£m	£m		£m	£m

Total
Central and local government	8,737	53,568	361	1,729		64,395	1,555
Manufacturing	23,297	772	1,075	49		25,193	4,595
Construction	13,288	163	191	3		13,645	1,458
Finance	172,431	84,197	111,532	5,750		373,910	121,718
Service industries and business activities	80,844	5,699	2,818	778		90,139	5,313
Agriculture, forestry and fishing	3,365	63	3	—		3,431	99
Property	67,115	601	671	11		68,398	1,310
Individuals
Home mortgages	119,048	—	1	—		119,049	—
Other	44,793	861	29	58		45,741	61
Finance lease and instalment credit	17,835	5	—	—		17,840	189
Interest accruals	2,681	405	—	—		3,086	2

	553,434	146,334	116,681	8,378		824,827	136,300

Notes:
(1)	Includes settlement balances of £7,425 million.
(2)	This column shows the amount by which exposures to counterparties are reduced by the existence of a legal right of set-off (on the basis that the financial asset will be collected in accordance with its terms) and under master netting arrangements. The credit risk of financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realised. The extent to which the Group's credit risk is reduced through a master netting arrangement may change substantially within a short period following the balance sheet date because the exposure is affected by each transaction subject to the arrangement.

Notes on the accounts continued

35 Financial instruments (continued)

Industry risk – geographical analysis

			Group

	Loans and	Treasury bills,
	advances to banks	debt securities					Netting and
	and customers	and equity shares	Derivatives	Other	(1)	Total	offset	(2)
2005	£m	£m	£m	£m		£m	£m

UK
Central and local government	4,082	20,061	175	407		24,725	1,481
Manufacturing	14,861	462	1,088	—		16,411	3,640
Construction	8,389	53	126	—		8,568	1,224
Finance	99,123	49,532	66,132	2,129		216,916	77,206
Service industries and business activities	53,504	3,404	2,148	162		59,218	5,211
Agriculture, forestry and fishing	2,685	17	2	—		2,704	58
Property	41,074	401	1,123	—		42,598	1,568
Individuals
Home mortgages	65,286	—	3	—		65,289	—
Other	26,987	564	—	186		27,737	53
Finance leases and instalment credit	13,909	4	—	—		13,913	158
Interest accruals	1,503	774	—	—		2,277	—

Total UK	331,403	75,272	70,797	2,884		480,356	90,599

US
Central and local government	472	27,420	—	112		28,004	—
Manufacturing	3,369	89	91	—		3,549	6
Construction	730	30	8	—		768	—
Finance	33,811	24,672	21,023	3,818		83,324	22,059
Service industries and business activities	10,440	661	113	—		11,214	11
Agriculture, forestry and fishing	92	—	—	—		92	—
Property	5,215	5	39	—		5,259	15
Individuals
Home mortgages	34,783	922	—	—		35,705	—
Other	14,396	—	—	—		14,396	—
Finance leases and instalment credit	2,973	—	—	—		2,973	—
Interest accruals	424	194	—	—		618	2

Total US	106,705	53,993	21,274	3,930		185,902	22,093

Europe
Central and local government	297	301	—	—		598	—
Manufacturing	6,429	—	—	—		6,429	—
Construction	2,382	—	—	—		2,382	—
Finance	8,259	2,214	450	8		10,931	—
Service industries and business activities	9,908	10	11	—		9,929	—
Agriculture, forestry and fishing	514	—	—	—		514	—
Property	5,078	49	—	—		5,127	—
Individuals
Home mortgages	8,848	—	—	—		8,848	—
Other	3,585	105	—	—		3,690	—
Finance leases and instalment credit	1,311	—	—	—		1,311	—
Interest accruals	115	26	—	—		141	—

Total Europe	46,726	2,705	461	8		49,900	—

Rest of the World
Central and local government	243	1,709	1,379	—		3,331	—
Manufacturing	102	—	7	—		109	1
Construction	65	—	—	—		65	—
Finance	3,680	2,233	1,728	3		7,644	896
Service industries and business activities	1,610	24	17	—		1,651	—
Agriculture, forestry and fishing	3	—	—	—		3	—
Property	112	—	—	—		112	1
Individuals
Home mortgages	216	—	—	—		216	—
Other	792	—	—	—		792	—
Finance lease and instalment credit	—	—	—	—		—	—
Interest accruals	43	—	—	—		43	—

Total Rest of the World	6,866	3,966	3,131	3		13,966	898

35 Financial instruments (continued)

Industry risk – geographical analysis

			Group

	Loans and	Treasury bills,
	advances to banks	debt securities					Netting and
	and customers	and equity shares	Derivatives	Other	(1)	Total	offset	(2)
2005	£m	£m	£m	£m		£m	£m

Total
Central and local government	5,094	49,491	1,554	519		56,658	1,481
Manufacturing	24,761	551	1,186	—		26,498	3,647
Construction	11,566	83	134	—		11,783	1,224
Finance	144,873	78,651	89,333	5,958		318,815	100,161
Service industries and business activities	75,462	4,099	2,289	162		82,012	5,222
Agriculture, forestry and fishing	3,294	17	2	—		3,313	58
Property	51,479	455	1,162	—		53,096	1,584
Individuals
Home mortgages	109,133	922	3	—		110,058	—
Other	45,760	669	—	186		46,615	53
Finance lease and instalment credit	18,193	4	—	—		18,197	158
Interest accruals	2,085	994	—	—		3,079	2

	491,700	135,936	95,663	6,825		730,124	113,590

Notes:
(1)	Includes settlement balances of £6,005 million.
(2)	This column shows the amount by which exposures to counterparties are reduced by the existence of a legal right of set-off (on the basis that the financial asset will be collected in accordance with its terms) and under master netting arrangements. The credit risk of financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realised. The extent to which the Group's credit risk is reduced through a master netting arrangement may change substantially within a short period following the balance sheet date because the exposure is affected by each transaction subject to the arrangement.

36 Memorandum items

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

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Contingent liabilities:
Guarantees and assets pledged as collateral security	13,013	12,253	397	448
Other contingent liabilities	6,833	6,394	—	—

	19,846	18,647	397	448

Commitments:
Undrawn formal standby facilities, credit lines and other commitments to lend
– less than one year	133,673	121,911	—	—
– one year and over	101,913	81,110	—	—
Other commitments	2,402	3,529	—	—

	237,988	206,550	—	—

Notes on the accounts continued

36 Memorandum items (continued)

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

37 Net cash inflow from operating activities

	Group			Company

	2006	2005 *	2004 *	2006	2005 *	2004
	£m	£m	£m	£m	£m	£m

Operating profit before tax	9,186	7,936	7,284	3,486	1,932	2,890
Decrease/(increase) in prepayments and accrued income	322	1,064	(333)	—	4	(17)
Interest on subordinated liabilities	1,386	1,271	681	520	583	318
Increase/(decrease) in accruals and deferred income	515	(1,200)	1,750	(27)	8	(7)
Provisions for impairment losses	1,877	1,707	1,402	—	—	—
Loans and advances written-off net of recoveries	(1,626)	(1,870)	(1,305)	—	—	—
Unwind of discount on impairment losses	(142)	(144)	—	—	—	—
Profit on sale of property, plant and equipment	(216)	(91)	(69)	—	—	—
(Profit)/loss on sale of subsidiaries and associates	(44)	80	(4)	—	—	—
Profit on sale of securities	(369)	(667)	(167)	—	—	—
Charge for defined benefit pension schemes	580	462	397	—	—	—
Cash contribution to defined benefit pension schemes	(536)	(452)	(1,146)	—	—	—
Other provisions utilised	(42)	(34)	(47)	—	—	—
Depreciation and amortisation	1,678	1,825	1,674	—	—	—
Elimination of foreign exchange differences	4,516	(3,060)	1,864	(22)	(30)	—
Other non-cash items	(1,395)	(257)	(1,252)	45	(116)	25

Net cash inflow from trading activities	15,690	6,570	10,729	4,002	2,381	3,209

(Increase)/decrease in loans and advances to banks and customers	(44,525)	(36,778)	(72,955)	346	(14)	77
Increase in securities	(16,703)	(28,842)	(11,883)	—	—	—
Decrease/(increase) in other assets	671	(2,390)	(2,208)	2	5	33
(Increase)/decrease in derivative assets	(21,018)	(5,758)	(3,753)	55	50	21

Changes in operating assets	(81,575)	(73,768)	(90,799)	403	41	131

Increase/(decrease) in deposits by banks and customers	63,091	32,424	53,073	(164)	832	18
Increase in insurance liabilities	244	620	866	—	—	—
(Decrease)/increase in debt securities in issue	(4,457)	24,147	19,073	(803)	1,328	(269)
Increase/(decrease) in other liabilities	935	571	919	14	(55)	(19)
Increase/(decrease) in derivative liabilities	21,674	5,161	3,808	42	(96)	(9)
Increase in settlement balances and short positions	4,068	10,326	8,796	—	—	—

Changes in operating liabilities	85,555	73,249	86,535	(911)	2,009	(279)

Total income taxes paid	(2,229)	(1,911)	(1,366)	154	(18)	36

Net cash inflow from operating activities	17,441	4,140	5,099	3,648	4,413	3,097

*restated (see Note 48).

38 Analysis of the net investment in business interests and intangible assets

	Group

	2006	2005	2004
	£m	£m	£m

Fair value given for businesses acquired	(21)	(85)	(8,157)
Cash and cash equivalents acquired	—	—	457
Non-cash consideration	—	10	4

Net outflow of cash in respect of purchases	(21)	(75)	(7,696)

Cash and cash equivalents in businesses sold	229	10	—
Other assets sold	36	208	18
Non-cash consideration	(1)	(30)	—
Profit/(loss) on disposal	44	(80)	4

Net inflow of cash in respect of disposals	308	108	22

Dividends received from joint ventures	29	16	9
Cash expenditure on intangible assets	(379)	(345)	(303)

Net outflow	(63)	(296)	(7,968)

Notes on the accounts continued

39 Interest received and paid

		Group			Company

	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m

Interest received	24,381	21,608	17,025	594	488	337
Interest paid	(14,656)	(11,878)	(8,164)	(632)	(704)	(402)

	9,725	9,730	8,861	(38)	(216)	(65)

40 Analysis of changes in financing during the year

	Group				Company

	Share capital				Share capital
	& share premium		Subordinated liabilities		& share premium		Subordinated liabilities

	2006	2005	2006	2005	2006	2005	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January	12,603	13,786	28,274	20,366	12,603	13,786	9,242	5,935
Implementation of IAS 32 on 1 January 2005		(3,161)		7,160		(3,161)		3,308
Issue of ordinary shares	104	163			104	163
Issue of equity preference shares	671	1,649			671	1,649
Repurchase of ordinary shares	(394)	—			(394)	—
Net proceeds from issue of
subordinated liabilities			3,027	1,234			399	337
Repayment of subordinated liabilities			(1,318)	(1,553)			(547)	(1,183)

Net cash inflow/(outflow) from financing	381	1,812	1,709	(319)	381	1,812	(148)	(846)

Currency translation and other adjustments	313	166	(2,329)	1,067	313	166	(900)	845

At 31 December	13,297	12,603	27,654	28,274	13,297	12,603	8,194	9,242

41 Analysis of cash and cash equivalents

		Group			Company

	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m

At 1 January
– cash	25,476	23,723	20,937	30	60	19
– cash equivalents	27,073	26,298	27,184	1,096	249	64
Net cash inflow	19,102	2,528	1,900	(469)	817	226

At 31 December	71,651	52,549	50,021	657	1,126	309

Comprising:
Cash and balances at central banks	5,752	4,456	4,035	—	—	—
Treasury bills and debt securities	1,596	998	3,016	—	—	—
Loans and advances to banks	64,303	47,095	42,970	657	1,126	309

Cash and cash equivalents	71,651	52,549	50,021	657	1,126	309

Certain subsidiary undertakings are required to maintain balances with the Bank of England which, at 31 December 2006, amounted to £369 million (2005 – £303 million). Certain subsidiary undertakings are required by law to maintain reserve balances with the Federal Reserve Bank in the US. Such reserve balances amounted to US$13 million at 31 December 2006 (2005 – US$156 million).

42 Segmental analysis

(a) Divisions

The directors manage the Group primarily by class of business and present the segmental analysis on that basis. The Group’s activities are organised as follows:

  Global Banking & Markets is a leading banking partner to major corporations and financial institutions around the world, providing a full range of debt financing, risk management and investment services to its customers.

  UK Corporate Banking provides banking, finance and risk management services to UK corporate customers. Through its network of relationship managers across the country it distributes the full range of Corporate Markets’ products and services to companies.

  Retail comprises both the Royal Bank and NatWest retail brands, and a number of direct providers offering a full range of banking products and related financial services to the personal, premium and small business markets across several distribution channels. Retail also includes the Group’s non-branch based retail business, such as Tesco Personal Finance, that issues a comprehensive range of credit and charge cards to personal and corporate customers and provides card processing services for retail businesses.

  Wealth Management provides private banking and investment services to its global clients through Coutts Group, Adam & Company, The Royal Bank of Scotland International and NatWest Offshore.

  Ulster Bank Group brings together the Ulster Bank and First Active businesses. Retail Markets serves personal customers through both brands and Corporate Markets caters for the banking needs of business and corporate customers.

  Citizens is engaged in retail and corporate banking activities through its branch network in 13 states in the United States and through non-branch offices in other states. Citizens includes the seven Citizens Banks, Charter One, RBS National Bank, US credit card business, RBS Lynk, merchant acquiring business, and Kroger Personal Finance, the credit card joint venture with the second largest US supermarket group.

  RBS Insurance sells and underwrites retail, SME and wholesale insurance over the telephone and internet, as well as through brokers and partnerships. The Retail Divisions of Direct Line, Churchill and Privilege sell general insurance products direct to the customer. Through its International Division, RBS
  Insurance sells general insurance, mainly motor, in Spain, Germany and Italy. The Intermediary and Broker Division sells general insurance products through its network of 2,500 independent brokers.

  Manufacturing supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services.

Segments charge market prices for services rendered to other parts of the Group with the exception of Manufacturing and central items. The expenditure incurred by Manufacturing relates to costs principally in respect of the Group’s banking and insurance operations in the UK and Ireland. These costs reflect activities that are shared between the various customer-facing divisions. These shared costs and related assets and liabilities are not allocated to divisions in the day-to-day management of the businesses but for the first time in 2006, with comparatives restated accordingly, they are allocated to customer-facing divisions for financial reporting purposes on a basis the directors consider to be reasonable. Funding charges between segments are determined by Group Treasury, having regard to commercial demands. The results of each division before amortisation of purchased intangible assets, integration costs and net gain on sale of strategic investments and subsidiaries, and where appropriate, allocation of Manufacturing costs (‘Contribution’) and after allocation of Manufacturing costs (‘Operating profit before tax’) are shown below.

					Group

				Operating
				expenses
	Net			and	Depreciation			Allocation of	Operating
	interest	Non-interest		insurance	and	Impairment		Manufacturing	profit
	income	income	Total	claims	amortisation	losses	Contribution	costs	before tax
2006	£m	£m	£m	£m	£m	£m	£m	£m	£m

Global Banking & Markets	1,110	5,716	6,826	(2,336)	(472)	(85)	3,933	(143)	3,790
UK Corporate Banking	2,111	1,342	3,453	(737)	(338)	(189)	2,189	(427)	1,762
Retail	4,211	3,492	7,703	(2,461)	(32)	(1,343)	3,867	(1,568)	2,299
Wealth Management	500	434	934	(425)	(11)	(1)	497	(143)	354
Ulster Bank	773	215	988	(294)	(21)	(71)	602	(214)	388
Citizens	2,085	1,232	3,317	(1,398)	(156)	(181)	1,582	—	1,582
RBS Insurance	511	5,168	5,679	(4,671)	(44)	—	964	(214)	750
Manufacturing	(151)	45	(106)	(2,228)	(518)	—	(2,852)	2,852	—
Central items	(554)	(238)	(792)	(592)	24	(8)	(1,368)	(143)	(1,511)

	10,596	17,406	28,002	(15,142)	(1,568)	(1,878)	9,414	—	9,414
Amortisation of intangibles	—	—	—	—	(94)	—	(94)	—	(94)
Integration costs	—	—	—	(118)	(16)	—	(134)	—	(134)

	10,596	17,406	28,002	(15,260)	(1,678)	(1,878)	9,186	—	9,186

Note:
(1)	Revenue represents total income included in the income statement grossed-up for interest payable and fees and commissions payable.

Notes on the accounts continued

42 Segmental analysis (continued)

					Group

				Operating
				expenses
	Net			and	Depreciation			Allocation of	Operating
	interest	Non-interest		insurance	and	Impairment		Manufacturing	profit
	income	income	Total	claims	amortisation	losses	Contribution	costs	before tax
2005	£m	£m	£m	£m	£m	£m	£m	£m	£m

Global Banking & Markets	1,034	4,557	5,591	(1,800)	(473)	(139)	3,179	(138)	3,041
UK Corporate Banking	1,904	1,265	3,169	(644)	(343)	(196)	1,986	(414)	1,572
Retail	4,068	3,374	7,442	(2,451)	(38)	(1,172)	3,781	(1,517)	2,264
Wealth Management	442	372	814	(377)	(14)	(13)	410	(138)	272
Ulster Bank	655	203	858	(246)	(24)	(58)	530	(207)	323
Citizens	2,122	1,142	3,264	(1,407)	(151)	(131)	1,575	—	1,575
RBS Insurance	461	5,028	5,489	(4,527)	(27)	—	935	(207)	728
Manufacturing	(146)	51	(95)	(2,140)	(523)	—	(2,758)	2,758	—
Central items	(622)	(341)	(963)	(431)	5	2	(1,387)	(137)	(1,524)

	9,918	15,651	25,569	(14,023)	(1,588)	(1,707)	8,251	—	8,251
Amortisation of intangibles	—	—	—	—	(97)	—	(97)	—	(97)
Integration costs	—	—	—	(318)	(140)	—	(458)	—	(458)
Net gain on sale of strategic
investments and subsidiaries	—	333	333	(93)	—	—	240	—	240

	9,918	15,984	25,902	(14,434)	(1,825)	(1,707)	7,936	—	7,936

2004

Global Banking & Markets	899	3,714	4,613	(1,496)	(428)	(311)	2,378	(128)	2,250
UK Corporate Banking	1,639	1,347	2,986	(586)	(332)	(270)	1,798	(383)	1,415
Retail	3,858	3,529	7,387	(2,568)	(35)	(702)	4,082	(1,402)	2,680
Wealth Management	403	370	773	(366)	(30)	(18)	359	(128)	231
Ulster Bank	550	193	743	(224)	(27)	(40)	452	(192)	260
Citizens	1,609	659	2,268	(1,003)	(77)	(117)	1,071	—	1,071
RBS Insurance	426	4,613	5,039	(4,135)	(31)	—	873	(192)	681
Manufacturing	(102)	36	(66)	(2,060)	(426)	—	(2,552)	2,552	—
Central items	(211)	(141)	(352)	(243)	10	(27)	(612)	(127)	(739)

	9,071	14,320	23,391	(12,681)	(1,376)	(1,485)	7,849	—	7,849
Amortisation of intangibles	—	—	—	—	(45)	—	(45)	—	(45)
Integration costs	—	—	—	(267)	(253)	—	(520)	—	(520)

	9,071	14,320	23,391	(12,948)	(1,674)	(1,485)	7,284	—	7,284

		2006			2005			2004

		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
Total revenue	£m	£m	£m	£m	£m	£m	£m	£m	£m

Global Banking & Markets	11,414	7,638	19,052	8,474	3,623	12,097	6,718	3,370	10,088
UK Corporate Banking	5,957	18	5,975	6,104	101	6,205	5,039	637	5,676
Retail	11,334	1,612	12,946	10,880	1,516	12,396	10,441	1,392	11,833
Wealth Management	1,028	1,430	2,458	870	1,129	1,999	861	918	1,779
Ulster Bank	2,174	196	2,370	1,638	150	1,788	1,281	53	1,334
Citizens	5,872	2	5,874	4,878	4	4,882	2,929	15	2,944
RBS Insurance	6,365	82	6,447	6,194	67	6,261	6,043	33	6,076
Manufacturing	49	5	54	54	6	60	42	15	57
Central items	93	7,985	8,078	28	5,161	5,189	23	2,065	2,088
Eliminations	—	(18,968)	(18,968)	—	(11,757)	(11,757)	—	(8,498)	(8,498)

	44,286	—	44,286	39,120	—	39,120	33,377	—	33,377
Net gain on sale of strategic
investments	—	—	—	333	—	333	—	—	—

	44,286	—	44,286	39,453	—	39,453	33,377	—	33,377

		2006			2005			2004

		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
Total income	£m	£m	£m	£m	£m	£m	£m	£m	£m

Global Banking & Markets	8,497	(1,671)	6,826	6,311	(720)	5,591	5,343	(730)	4,613
UK Corporate Banking	5,222	(1,769)	3,453	4,696	(1,527)	3,169	4,153	(1,167)	2,986
Retail	8,072	(369)	7,703	7,673	(231)	7,442	7,423	(36)	7,387
Wealth Management	(462)	1,396	934	(235)	1,049	814	18	755	773
Ulster Bank	1,109	(121)	988	973	(115)	858	800	(57)	743
Citizens	3,399	(82)	3,317	3,353	(89)	3,264	2,265	3	2,268
RBS Insurance	5,662	17	5,679	5,501	(12)	5,489	5,064	(25)	5,039
Manufacturing	(85)	(21)	(106)	(61)	(34)	(95)	(66)	—	(66)
Central items	(3,412)	2,620	(792)	(2,642)	1,679	(963)	(1,609)	1,257	(352)

	28,002	—	28,002	25,569	—	25,569	23,391	—	23,391
Net gain on sale of strategic
investments	—	—	—	333	—	333	—	—	—

	28,002	—	28,002	25,902	—	25,902	23,391	—	23,391

Note:
(1)	Segmental results for 2005 and 2004 have been restated to reflect transfers of businesses between segments in 2006.

					Group

							Cost to
							acquire fixed
							assets and
	Assets –			Liabilities –			intangible		Cost to
	before			before			assets – before		acquire
	allocation of	Allocation of		allocation of	Allocation of		allocation of	Allocation of	fixed assets
	Manufacturing	Manufacturing		Manufacturing	Manufacturing		Manufacturing	Manufacturing	and intangible
	assets	assets	Assets	liabilities	liabilities	Liabilities	assets	assets	assets
2006	£m	£m	£m	£m	£m	£m	£m	£m	£m

Global Banking & Markets	498,191	228	498,419	444,487	—	444,487	2,069	14	2,083
UK Corporate Banking	88,677	417	89,094	80,221	—	80,221	1,284	46	1,330
Retail	114,778	3,546	118,324	93,049	1,014	94,063	13	186	199
Wealth Management	11,082	196	11,278	29,421	—	29,421	79	19	98
Ulster Bank	43,119	265	43,384	34,467	—	34,467	166	24	190
Citizens	82,531	—	82,531	69,770	—	69,770	203	—	203
RBS Insurance	12,252	397	12,649	9,085	—	9,085	83	54	137
Manufacturing	5,709	(5,709)	—	1,884	(1,884)	—	361	(361)	—
Central items	15,093	660	15,753	63,558	870	64,428	482	18	500

Group	871,432	—	871,432	825,942	—	825,942	4,740	—	4,740

2005

Global Banking & Markets	422,407	219	422,626	388,221	—	388,221	2,359	79	2,438
UK Corporate Banking	76,799	406	77,205	68,037	—	68,037	1,315	116	1,431
Retail	110,287	3,538	113,825	86,275	967	87,242	24	532	556
Wealth Management	10,078	191	10,269	26,369	—	26,369	42	58	100
Ulster Bank	35,875	256	36,131	29,878	—	29,878	77	81	158
Citizens	92,197	—	92,197	77,471	—	77,471	301	—	301
RBS Insurance	12,523	390	12,913	8,925	—	8,925	172	96	268
Manufacturing	5,638	(5,638)	—	1,788	(1,788)	—	998	(998)	—
Central items	11,023	638	11,661	52,319	821	53,140	—	36	36

Group	776,827	—	776,827	739,283	—	739,283	5,288	—	5,288

								2006	2005
Shareholders’ equity by division								£m	£m

Global Banking & Markets								10,745	9,449
UK Corporate Banking								6,987	6,281
Retail								6,057	6,361
Wealth Management								487	462
Ulster Bank								2,960	2,256
Citizens								11,765	12,402
RBS Insurance								2,461	2,219
Manufacturing								246	264
Central items								(1,481)	(4,259)

Group								40,227	35,435

Note:
(1)	Segmental results for 2005 have been restated to reflect transfers of businesses between segments in 2006.

Notes on the accounts continued

42 Segmental analysis (continued)

Segmental analysis of goodwill is as follows:

	Group

	Global	UK
	Banking &	Corporate		Wealth	Ulster		RBS	Central
	Markets	Banking	Retail	Management	Bank	Citizens	Insurance	items	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2005	36	150	257	153	425	6,635	961	9,415	18,032
Currency translation and other adjustments	(5)	—	(3)	(4)	(11)	809	—	—	786
Arising on acquisitions during the year	—	1	9	—	—	—	103	—	113
Disposals	—	(96)	—	(12)	—	—	—	—	(108)

At 1 January 2006	31	55	263	137	414	7,444	1,064	9,415	18,823
Currency translation and other adjustments	4	—	(8)	(7)	(9)	(904)	—	—	(924)
Disposals	—	—	—	(3)	—	(7)	—	—	(10)

At 31 December 2006	35	55	255	127	405	6,533	1,064	9,415	17,889

(b) Geographical segments

The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

			Group

				Rest of
	UK	USA	Europe	the World	Total
2006	£m	£m	£m	£m	£m

Total revenue	29,162	9,411	4,683	1,030	44,286

Net interest income	7,541	2,278	709	68	10,596
Fees and commissions (net)	3,443	1,245	412	94	5,194
Income from trading activities	1,585	939	108	43	2,675
Other operating income	2,766	295	491	12	3,564
Insurance premium income (net of reinsurers’ share)	5,604	—	369	—	5,973

Total income	20,939	4,757	2,089	217	28,002

Operating profit before tax	6,038	2,334	785	29	9,186

Total assets	589,962	201,134	60,759	19,577	871,432

Total liabilities	568,492	187,143	56,662	13,645	825,942

Net assets attributable to equity shareholders and minority interests	21,470	13,991	4,097	5,932	45,490

Contingent liabilities and commitments	179,558	57,873	13,244	7,159	257,834

Cost to acquire property, plant and equipment and intangible assets	3,040	254	1,427	19	4,740

2005

Total revenue	27,461	7,562	3,650	780	39,453

Net interest income	6,942	2,225	713	38	9,918
Fees and commissions (net)	3,466	1,100	263	80	4,909
Income from trading activities	1,263	959	56	65	2,343
Other operating income	2,330	211	403	9	2,953
Insurance premium income (net of reinsurers’ share)	5,462	—	317	—	5,779

Total income	19,463	4,495	1,752	192	25,902

Operating profit before tax	5,278	2,032	602	24	7,936

Total assets	492,962	205,514	62,203	16,148	776,827

Total liabilities	473,581	191,189	58,527	15,986	739,283

Net assets attributable to equity shareholders and minority interests	19,381	14,325	3,676	162	37,544

Contingent liabilities and commitments	161,927	51,392	10,714	1,164	225,197

Cost to acquire property, plant and equipment and intangible assets	3,353	337	1,581	17	5,288

	Group

				Rest of
	UK	USA	Europe	the World	Total
2004	£m	£m	£m	£m	£m

Total revenue	25,486	4,698	2,772	421	33,377

Net interest income	6,454	1,825	751	41	9,071
Fees and commissions (net)	3,455	717	301	74	4,547
Income from trading activities	1,113	821	18	36	1,988
Other operating income	1,741	109	284	4	2,138
Insurance premium income (net of reinsurers’ share)	5,390	—	257	—	5,647

Total income	18,153	3,472	1,611	155	23,391

Operating profit before tax	5,059	1,575	583	67	7,284

Total assets	382,623	145,748	45,845	13,906	588,122

Total liabilities	362,297	131,449	43,129	13,850	550,725

Net assets attributable to equity shareholders and minority interests	20,326	14,299	2,716	56	37,397

Contingent liabilities and commitments	151,489	37,972	6,791	618	196,870

Cost to acquire property, plant and equipment and intangible assets	3,811	6,178	1,736	2	11,727

43 Directors’ and key management remuneration

	Group

	2006	2005
Directors’ remuneration	£000	£000

Non-executive directors – emoluments	998	924
Chairman and executive directors – emoluments	19,448	8,994
Chairman and executive directors – contributions and allowances in respect of defined
contribution pension schemes	101	220

	20,547	10,138
Chairman and executive directors – amounts receivable under long-term incentive plans	3,997	4,778
Chairman and executive directors – gains on exercise of share options	2	11

	24,546	14,927

The figures for 2006 include remuneration paid to Mr Cameron and Mr Fisher prior to their appointment as directors on 1 March 2006. For this period, Mr Cameron and Mr Fisher received salary and benefits of £141,000 and £105,000 respectively. The figures above also include the full year performance bonus for Mr Cameron and Mr Fisher.

Retirement benefits are accruing to five directors (2005 – four) under defined benefit schemes, two (2005 – two) of whom also accrued benefits under defined contribution schemes.

The executive directors may also participate in the company’s executive share option, sharesave and option 2000 schemes and details of their interests in the company’s shares arising from their participation are given on pages 82 and 83. Details of the remuneration received by each director during the year and each director’s pension arrangements are given on pages 81 to 86.

Compensation of key management

The aggregate remuneration of directors and other members of key management during the year was as follows:

	Group

	2006	2005
	£000	£000

Short-term benefits	41,003	26,180
Post-employment benefits	11,264	9,383
Other long-term	3,309	4,215
Share-based payments	2,787	1,568

	58,363	41,346

Notes on the accounts continued

44 Transactions with directors, officers and others

(a)	At 31 December 2006, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group, as defined in UK legislation, were £284,031 in respect of loans to eight persons who were directors of the company (or persons connected with them) at any time during the financial period and £1,234 to one person who was an officer of the company at any time during the financial period.

(b)	For the purposes of IAS 24 ‘Related Party Disclosures’, key management comprise directors of the company and members of the Group Executive Management Committee. The captions in the Group’s primary financial statements include the following amounts attributable, in aggregate, to key management:

	2006	2005
	£000	£000

Loans and advances to customers	2,188	3,090
Customer accounts	18,575	12,604

Key management have banking relationships with Group entities which are entered into in the normal course of business.

Key management had no reportable transactions or balances with the company except for dividends.

45 Related parties

(a)	Group companies provide development and other types of capital support to businesses in their roles as providers of finance. These investments are made in the normal course of business and on arm’s-length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b)	The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

(c)	In accordance with IAS 24, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

(d)	The captions in the primary financial statements of the parent company include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements.

46 Transition to IFRS

Implementation of IAS 32, IAS 39 and IFRS 4 on 1 January 2005

	UK GAAP	IFRS

(a)	Financial instruments: financial assets
	Loans are measured at cost less provisions for bad and doubtful debts, derivatives held-for-trading are carried at fair value and hedging derivatives are accounted for in accordance with the treatment of the item being hedged (see Derivatives and hedging below).	Under IAS 39, financial assets are classified into held-to-maturity; available-for-sale; held-for-trading; designated as at fair value through profit or loss; and loans and receivables. Financial assets classified as held-to-maturity or as loans and receivables are carried at amortised cost. Other financial assets are measured at fair value. Changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders’ equity. Changes in the fair value of financial assets held-for-trading or designated as at fair value are taken to profit or loss. Financial assets can be classified as held-to-maturity only if they have a fixed maturity and the reporting entity has the positive intention and ability to hold to maturity. Trading financial assets are held for the purpose of selling in the near term. IFRS allows any financial asset to be designated as at fair value through profit or loss on initial recognition. Unquoted debt financial assets that are not classified as held-to-maturity, held-for-trading or designated as at fair value through profit or loss are categorised as loans and receivables. All other financial assets are classified as available-for-sale.

Debt securities and equity shares intended for use on a continuing basis in the Group’s activities are classified as investment securities and are stated at cost less provision for any permanent diminution in value. The cost of dated investment securities is adjusted for the amortisation of premiums or discounts. Other debt securities and equity shares are carried at fair value.

(b)	Financial instruments: financial liabilities
	Under UK GAAP, short positions in securities and trading derivatives are carried at fair value; all other financial liabilities are recorded at amortised cost.	IAS 39 requires all financial liabilities to be measured at amortised cost except those held-for-trading and those that were designated as at fair value through profit or loss on initial recognition.

(c)	Liabilities and equity
	Under UK GAAP, all shares are classified as shareholders’ funds. An analysis of shareholders’ funds between equity and non-equity interests is given.	There is no concept of non-equity shares in IFRS. Instruments are classified between equity and liabilities in accordance with the substance of the contractual arrangements. A non-derivative instrument is classified as equity if it does not include a contractual obligation either to deliver cash or to exchange financial instruments with another entity under potentially unfavourable conditions, and, if the instrument will or may be settled by the issue of equity, settlement does not involve the issue of a variable number of shares. On implementation of IAS 32, non-equity shares with a balance sheet value of £3,192 million and £2,568 million of non-equity minority interests were reclassified as liabilities.

Notes on the accounts continued

46 Transition to IFRS (continued)

Implementation of IAS 32, IAS 39 and IFRS 4 on 1 January 2005 (continued)

	UK GAAP	IFRS

(d)	Effective interest rate and lending fees
	Under UK GAAP, loan origination fees are recognised when received unless they are charged in lieu of interest.	IAS 39 requires the amortised cost of a financial instrument to be calculated using the effective interest method. The effective interest rate is the rate that discounts estimated future cash flows over an instrument’s expected life to its net carrying value. It takes into account all fees and points paid that are an integral part of the yield, transaction costs and all other premiums and discounts.

On implementation of IAS 39, the carrying value of financial assets was reduced by £708 million and financial liabilities increased by £224 million, deferred tax was reduced by £283 million and shareholders’ equity reduced by £649 million.

(e)	Derivatives and hedging
	Under UK GAAP non-trading derivatives are accounted for on an accruals basis in accordance with the accounting treatment of the underlying transaction or transactions being hedged. If a non-trading derivative transaction is terminated or ceases to be an effective hedge, it is remeasured at fair value and any gain or loss amortised over the remaining life of the underlying transaction or transactions being hedged. If a hedged item is derecognised the related non-trading derivative is remeasured at fair value and any gain or loss taken to the income statement.	Under IAS 39, all derivatives are measured at fair value. Hedge accounting is permitted for three types of hedge relationship: fair value hedge – the hedge of changes in the fair value of a recognised asset or liability or firm commitment; cash flow hedge – the hedge of variability in cash flows from a recognised asset or liability or a forecasted transaction; and the hedge of a net investment in a foreign entity. In a fair value hedge the gain or loss on the derivative is recognised in profit or loss as it arises offset by the corresponding gain or loss on the hedged item attributable to the risk hedged. In a cash flow hedge and in the hedge of a net investment in a foreign entity, the element of the derivative’s gain or loss that is an effective hedge is recognised directly in equity. The ineffective element is taken to the income statement. Certain conditions must be met for a relationship to qualify for hedge accounting. These include designation, documentation and prospective and actual hedge effectiveness. On implementation of IAS 39, non-trading derivatives were remeasured at fair value.

	Embedded derivatives are not bifurcated from the host contract.	A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract, unless the entire contract is carried at fair value through profit or loss.

(f)	Loan impairment
	Under UK GAAP provisions for bad and doubtful debts are made so as to record impaired loans at their ultimate net realisable value. Specific provisions are established against individual advances or portfolios of smaller balance homogeneous advances and the general provision covers advances impaired at the balance sheet date but which have not been identified as such. Interest receivable from loans and advances is credited to the income statement as it accrues unless there is significant doubt that it can be collected.	IFRS require impairment losses on financial assets carried at amortised cost to be measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. There is no concept of specific and general provision – under IFRS impairment is assessed individually for individually significant assets but can be assessed collectively for other assets. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

	UK GAAP	IFRS

(g)	Offset
	Under UK GAAP an intention to settle net is not a requirement for set off; the entity must have the ability to insist on net settlement and that ability is assured beyond doubt.	For a financial asset and a financial liability to be offset, IFRS require that an entity must intend to settle on a net basis or to realise the asset and settle the liability simultaneously.

On implementation of IAS 32, the balance sheet value of financial assets and financial liabilities increased by £104 billion.

(h)	Insurance contracts
	All contracts within the life assurance business are accounted for as insurance contracts and the obligations to policyholders presented as Long-term assurance liabilities attributable to policyholders.	IFRS 4 requires life assurance products to be classified between insurance contracts and investment contracts. The latter are accounted for in accordance with IAS 39. Insurance contracts continue to be accounted for using the embedded value methodology.

	The value placed on in-force policies includes future investment margins.	The value of in-force policies excludes any amounts that reflect future investment margins.

(i)	Linked presentation
	FRS 5 ‘Reporting the Substance of Transactions’ allows qualifying transactions to be presented using the linked presentation.	There is no linked presentation under IFRS. If substantially all the risks and rewards have been retained, the gross assets and related funding are presented separately.

(j)	Extinguishment of liabilities
	Under UK GAAP, recognition of a financial liability ceases once any transfer of economic benefits to the creditor is no longer likely.	A financial liability is removed from the balance sheet when, and only when, it is extinguished i.e. when the obligation specified in the contract is discharged or cancelled or expires.

Notes on the accounts continued

46 Transition to IFRS (continued)

Analysis of IAS 32, IAS 39 and IFRS 4 adjustments

Balance sheet at 1 January 2005 – Group

	IFRS 31 December 2004	Offset	Other IAS 39	Debt/ equity	Classification/ measurement	Embedded derivatives	Provisioning and impairment	Hedging/ measurement	Derecognition	Revenue recognition	Insurance contracts	Fair value option	Other	Total adjustments	IFRS 1 January 2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at
central banks	4,293	—	—	—	—	—	—	—	—	—	—	—	—	—	4,293
Treasury bills and
other eligible bills	6,110	—	—	—	(1)	—	—	—	—	—	—	—	—	(1)	6,109
Loans and advances
to banks	61,073	4,425	165	—	—	—	—	4	—	—	23	—	1	4,618	65,691
Loans and advances
to customers	347,251	28,566	1,533	—	(31)	—	(82)	518	4,022	(615)	—	—	—	33,911	381,162
Debt securities	93,908	—	747	—	(241)	—	—	50	(580)	—	31	—	—	7	93,915
Equity shares	4,723	—	—	—	507	—	—	—	—	—	—	—	1	508	5,231
Intangible assets	19,242	—	—	—	—	—	—	—	—	—	—	—	—	—	19,242
Property, plant and
equipment	16,428	—	—	—	—	—	—	—	—	(3)	—	—	—	(3)	16,425
Settlement balances	5,682	—	—	—	—	—	—	—	—	—	—	—	—	—	5,682
Derivatives at fair
value	17,800	71,509	—	—	(18)	114	—	520	—	—	—	(20)	—	72,105	89,905
Prepayments, accrued income and other assets	11,612	(29)	(2,445)	—	(1)	3	—	(379)	327	(90)	(142)	—	(1)	(2,757)	8,855

Total assets	588,122	104,471	—	—	215	117	(82)	713	3,769	(708)	(88)	(20)	1	108,388	696,510

Liabilities
Deposits by banks	99,883	4,425	207	—	—	—	—	10	1,501	—	—	—		6,143	106,026
Customer accounts	283,315	28,566	937	—	(2)	(39)	—	(11)	177	—	2,102	—	1	31,731	315,046
Debt securities in issue	63,999	—	342	—	(25)	—	—	(1,060)	2,131	—	—	858	—	2,246	66,245
Settlement balances
and short positions	32,990	—	349	—	—	—	—	—	—	—	—	—	—	349	33,339
Derivatives at fair value	18,876	71,509	—	—	(19)	188	—	1,599	—	—	—	(876)	—	72,401	91,277
Accruals, deferred
income and other
assets	17,648	(29)	(2,346)	(60)	32	(32)	—	(636)	130	224	(162)	(49)	—	(2,928)	14,720
Retirement benefit
liabilities	2,940	—	—	—	—	—	—	—	—	—	—	—	—	—	2,940
Deferred taxation
liabilities	2,061	—	—	—	65	—	(24)	12	(51)	(283)	46	—	—	(235)	1,826
Insurance liabilities	8,647	—	—	—	—	—	—	—	—	—	(2,055)	—	—	(2,055)	6,592
Subordinated liabilities	20,366	—	511	5,820	—	—	—	782	—	—	—	47	—	7,160	27,526
Minority interests	3,492	—	—	(2,493)	—	—	—	—	—	—	(48)	—	—	(2,541)	951
Shareholders’ equity	33,905	—	—	(3,267)	164	—	(58)	17	(119)	(649)	29	—	—	(3,883)	30,022

Total liabilities
and equity	588,122	104,471	—	—	215	117	(82)	713	3,769	(708)	(88)	(20)	1	108,388	696,510

Balance sheet at 1 January 2005 – Company

	IFRS				Fair		IFRS
	31 December	Debt/	Other	Hedging &	value	Total	1 January
	2004	equity	IAS 32/39	measurement	option	adjustments	2005
	£m	£m	£m	£m	£m	£m	£m

Assets
Loans and advances to banks	4,106	3,959	91	—	—	4,050	8,156
Loans and advances to customers	305	153	95	—	—	248	553
Investment in Group undertakings	21,900	(4,004)	—	—	—	(4,004)	17,896
Derivatives at fair value	—	—	101	4	—	105	105
Prepayments, accrued income and other assets	318	—	(287)	(17)	—	(304)	14

Total assets	26,629	108	—	(13)	—	95	26,724

Liabilities
Deposits by banks	174	—	—	—	—	—	174
Debt securities in issue	1,608	—	6	—	—	6	1,614
Derivatives at fair value	—	—	96	—	—	96	96
Accruals, deferred income and other liabilities	301	(31)	(146)	—	(45)	(222)	79
Subordinated liabilities	5,935	3,219	44	—	45	3,308	9,243
Shareholders’ funds	18,611	(3,080)	—	(13)	—	(3,093)	15,518

Total liabilities	26,629	108	—	(13)	—	95	26,724

Reconciliation of shareholders’ funds					Group		Company
					£m		£m

Shareholders’ funds under IFRS at 31 December 2004					33,905		18,611
Standards applicable from 1 January 2005:
Non-equity shares reclassified to debt					(3,192)		(3,192)
Revenue recognition					(932)		—
Derecognition					(170)		—
Securities					229		—
Investments in Group undertakings adjusted to historic cost					—		108
Other					(53)		(14)
Tax effect on adjustments					235		5

Shareholders’ funds under IFRS at 1 January 2005					30,022		15,518
Equity – minority interests					951		—

Equity under IFRS at 1 January 2005					30,973		15,518

	Group		Company

Fair value on implementation of IAS 39		Carrying value under UK GAAP	Fair value on implementation of IAS 39	Carrying value under UK GAAP
As at 1 January 2005	£m	£m	£m	£m

Financial assets
– designated as at fair value through profit or loss	2,579	2,728	—	—
– available-for-sale	40,161	39,718	—	—

Financial liabilities
– designated as at fair value through profit or loss	9,976	10,071	—	—

Notes on the accounts continued

47  Significant differences between IFRS and US GAAP

The consolidated accounts of the Group have been prepared in accordance with IFRS issued and extant at 31 December 2006 which differ in certain significant respects from US GAAP. The significant differences which affect the Group are summarised below in three separate sections:

Section (1) covers ongoing significant differences between IFRS and US GAAP.

Section (2) summarises those adjustments that, although the applicable IFRS and US GAAP standards are substantially the same, arise because their effective dates for the Group differ.

Section (3) sets out significant differences between US GAAP and IFRS for 2004.

(1)	Ongoing GAAP differences

	IFRS	US GAAP

(a)	Acquisition accounting

	All integration costs relating to acquisitions are expensed as post-acquisition expenses.	Certain restructuring and exit costs incurred in the acquired business are treated as liabilities assumed on acquisition and taken into account in the calculation of goodwill.

(b)	Property revaluation and depreciation

	Prior to the implementation of IFRS the Group revalued annually freehold and leasehold properties occupied for its own use. On transition to IFRS, as permitted by IFRS 1 valuation of these properties at 31 December 2003 was deemed to be their cost.	Under US GAAP, revaluations of property are not permitted. Depreciation is charged, and gains or losses on disposal are based on the depreciated cost for own-use and investment properties.

Investment properties are carried at fair value; changes in fair value are included in profit or loss.

(c)	Leasehold property provisions

	Provisions are recognised on leasehold properties when there is a commitment to vacate the property.	Provisions are recognised on leasehold properties at the time the property is vacated.

(d)	Loan origination

	Only costs that are incremental and directly attributable to the origination of a loan are deferred over the period of the related loan or facility.	Certain direct (but not necessarily incremental) costs are deferred and recognised over the period of the related loan or facility.

(e)	Pension costs

	Pension scheme assets are measured at their fair value. Scheme liabilities are measured on an actuarial basis using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency. Any surplus or deficit of scheme assets compared with liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme.	US GAAP requires similar measurement of pension assets and liabilities. Any surplus or deficit is recognised on the balance sheet with effect from 31 December 2006 and changes in the funded status of the plan are recognised through comprehensive income. In the income statement, a certain portion of actuarial gains and losses are deferred over the average remaining service lives of active employees expected to receive benefits. Prior to 31 December 2006 an additional minimum liability was recognised in comprehensive income as the accumulated benefit obligation (the current value of accrued benefits without the allowance for future salary increases) exceeded the fair value of plan assets and a prepayment was recorded.

(f)	Pension costs – acquisition accounting

	On the acquisition of NatWest, the fair value of the pension scheme surplus was restricted to the amount expected to be realised through reduced contributions or refunds.	Under US GAAP, the full surplus was recognised as a fair value adjustment in 2000. As a result goodwill recognised under US GAAP on the acquisition of NatWest was lower than under IFRS.

	IFRS	US GAAP

(g)	Sale and leaseback transactions

	If a sale and leaseback transaction results in an operating lease and it is clear that the transaction is established at fair value, the seller recognises any profit immediately.	If a sale and leaseback transaction results in an operating lease, the seller recognises any profit on the sale in proportion to the related gross rental charged to expense over the lease term unless:

(a) the seller relinquishes the right to substantially all the remaining use of the property sold in which case the sale and leaseback is accounted for as separate transactions; or

(b) the seller retains more than a minor part but less than substantially all of the use of the property through the leaseback in which case the profit on sale in excess of the present value of minimum lease payments is recognised at the date of sale.

(h)	Long-term assurance business

IFRS requires contracts to be analysed between insurance and investment contracts. Investment contracts are accounted for as financial instruments. Insurance contracts are accounted for using an embedded value methodology: the shareholders’ interest in the long-term assurance fund is valued as the discounted value of the cash flows expected to be generated from in-force policies together with net assets in excess of the statutory liabilities.

US GAAP also requires contracts to be classified either as insurance or investment contracts; however US GAAP does not permit embedded value reporting.

US GAAP requires deferred acquisition cost and income accounting for all contracts. Where investment contract policy charges benefit future periods, they are deferred and amortised.

(i)	Financial instruments

Financial assets at fair value through profit or loss

Under IFRS, financial assets held for trading are measured at fair value. A financial asset may be designated as at fair value through profit or loss on initial recognition.

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

Trading securities and derivatives are carried at fair value. Designation on initial recognition is not allowed. Securities held by the Group’s private equity business are considered to be held by investment companies and carried at fair value with changes in fair value being reflected in net income.

Under US GAAP, these debt securities are classified as available-for-sale securities with unrealised gains and losses reported in a separate component of equity, except when the unrealised loss is considered other than temporary in whichcase the loss is included in net income.

Available-for-sale financial assets
	Under IAS 39 financial assets classified as available-for-sale may take any legal form.	Under US GAAP, debt and equity securities having a readily determinable fair value are classified as available-for-sale. Such securities are measured at fair value with unrealised gains and losses reported in a separate component of equity.

	Equity shares, the sale of which is restricted by contractual requirements (restricted stock) are carried at fair value.	Restricted stock are recorded at cost.

Loans classified as held-for-trading
	Under IAS 39, loans classified as held-for-trading are carried at fair value.	Collateralised loans arising from reverse repurchase and stock borrowing agreements and cash collateral given are measured at cost. Other held-for-trading loans are measured at the lower of cost and fair value except those held by the Group’s broker-dealer and its affiliates which are recorded at fair value.

Notes on the accounts continued

47  Significant differences between IFRS and US GAAP (continued)

	IFRS	US GAAP

Foreign exchange gains and losses on monetary available-for- sale financial assets
	For the purposes of recognising foreign exchange gains and losses, a monetary available-for-sale debt security is treated as if it were carried at amortised cost in the foreign currency. Accordingly, for such financial assets, exchange differences resulting from retranslating amortised cost are recognised in profit or loss.	Exchange differences are included with other unrealised gains and losses on available-for-sale securities and reported in a separate component of equity.

Financial liabilities
	All financial liabilities held-for-trading are classified as such and carried at fair value with changes in fair value recognised in net income. A financial liability may be designated as at fair value through profit or loss.	Only financial liabilities that are derivatives and short positions are carried at fair value with changes in fair value recognised in net income.

(j)	Derivatives and hedging

	Gains and losses arising from changes in fair value of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a forecast transaction (cash flow hedges); and hedges of the net investment in a foreign entity.	US GAAP principles are similar to IFRS. There are however differences in their detailed application. The Group has not recognised any hedge relationships for US GAAP purposes except hedges of net investments in overseas operations. All derivatives are measured at fair value with changes in fair value recognised in net income.

(k)	Liabilities and equity

	Certain preference shares issued by the company where distributions are not discretionary are classified as debt.	Under US GAAP, preference shares issued by the company are classified as equity, as they are perpetual and redeemable only at the option of the company.

(l)	Consolidation

	All entities controlled by the Group are consolidated including those special purpose entities (SPEs) where the substance of the relationship between the reporting entity and the SPE indicates that it is controlled by the Group.	US GAAP requires consolidation by the primary beneficiary of a variable interest entity (VIE). An enterprise is the primary beneficiary of a VIE if it will absorb the majority of the VIE’s expected losses, receive a majority of expected residual returns, or both.

This GAAP difference has no effect on net income or shareholders’ equity.

(m)	Offset arrangements

A financial asset and a financial liability are offset and the net amount reported in the balance sheet when, and only when, the Group currently has a legally enforceable right to set off the recognised amounts; and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Arrangements such as master netting agreements do not generally provide a basis for offsetting.

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

This GAAP difference has no effect on net income or shareholders’ equity.

(2)	Implementation timing differences

This section sets out those adjustments that, although the applicable IFRS and US GAAP standards are substantially the same, arise because their effective dates for the Group differ.

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

There was no restatement of previous acquisitions in 1998. In 2004 no amortisation was written back.

Other intangibles
	Until 2004 intangible assets acquired in a business combination were recognised separately from goodwill only if they were separable and reliably measurable. From 1 January 2004 intangible assets are recognised if they are separable or arise from contractual or other legal rights. All intangible assets are amortised over their useful economic lives.	For US GAAP purposes the Group recognised intangible assets separately from goodwill from 1 July 2001. This has resulted in the recognition of additional intangible assets and consequently a higher amortisation charge under US GAAP.

Other adjustments in the reconciliation of net income from IFRS to US GAAP for the year ended 31 December 2005 include refinements to estimates arising from the implementation of IFRS.

(3)	For 2004

As permitted by IFRS 1, in the preparation of the Group’s 2004 consolidated income statements and balance sheets, all IFRS have been applied except those relating to financial instruments and insurance contracts where UK GAAP principles then current have been applied.

	IFRS or relevant UK GAAP	US GAAP

(a)	Acquisition accounting

	All integration costs relating to acquisitions are expensed as post-acquisition expenses.	Certain restructuring and exit costs incurred in the acquired business are treated as liabilities assumed on acquisition and taken into account in the calculation of goodwill.

Notes on the accounts continued

47 Significant differences between IFRS and US GAAP (continued)

	IFRS or relevant UK GAAP	US GAAP

(b)	Property revaluation and depreciation

	Prior to the implementation of IFRS the Group revalued annually freehold and leasehold properties occupied for itsown use. On transition to IFRS, as permitted by IFRS 1 valuation of these properties at 31 December 2003 was deemed to be their cost.	Under US GAAP, revaluations of property are not permitted. Own-use and investment properties are depreciated and gainsand losses on disposal based on depreciated cost.

Investment properties are carried at fair value; changes in fair value are included in profit or loss.

(c)	Leasehold property provisions

	Provisions are raised on leasehold properties when there is a commitment to vacate the property.	Provisions are recognised on leasehold properties at the time the property is vacated.

(d)	Loan origination

	Certain loan origination fees, together with related costs, are recognised in the income statement as received or incurred.	Loan origination fees and certain direct costs are deferred and recognised over the period of the related loan or facility.

(e)	Pension costs

	Pension scheme assets are measured at their fair value. Scheme liabilities are measured on an actuarial basis using theprojected unit method and discounted at the current rate ofreturn on a high quality corporate bond of equivalent term andcurrency. Any surplus or deficit of scheme assets comparedwith liabilities is recognised in the balance sheet as an asset(surplus) or liability (deficit). An asset is only recognised to theextent that the surplus can be recovered through reducedcontributions in the future or through refunds from the scheme.	US GAAP requires similar valuations but allows a certain portion of actuarial gains and losses to be deferred andallocated in equal amounts over the average remaining servicelives of current employees. An additional minimum liabilitymust be recognised if the accumulated benefit obligation (thecurrent value of accrued benefits without allowance for futuresalary increases) exceeds the fair value of plan assets and theGroup has recorded a prepaid pension cost or has an accruedliability that is less than the unfunded accumulated benefitobligation. Movements in the additional minimum liability are recognised in a separate component of equity.

(f)	Long-term assurance business

	The shareholders’ interest in the long-term assurance fund is valued as the discounted value of the cash flows expected tobe generated from in-force policies together with net assets inexcess of the statutory liabilities.	US GAAP does not permit embedded value reporting. US GAAP requires bancassurance contracts to be classified eitheras insurance or investment contracts.

US GAAP requires deferred acquisition cost and income accounting for all contracts. Where investment contract policy charges benefit future periods, they are deferred and amortised.

(g)	Extinguishment of liabilities

	Recognition of a financial liability ceases once any transfer of economic benefits to the creditor is no longer likely.	A financial liability is derecognised only when the creditor is paid or the debtor is legally released from being the primaryobligor under the liability, either judicially or by the creditor.

	IFRS or relevant UK GAAP	US GAAP

(h)	Financial instruments

	The Group’s debt and equity securities are classified as being held as investment securities or for trading purposes. Investment securities are stated at cost less provision for any permanent diminution in value. Premiums and discounts on dated debt securities are amortised to interest income over the period to maturity. Securities held for trading purposes are carried at fair value with changes in fair value recognised in profit or loss.	Investment securities held by the Group’s private equity business are considered to be held by investment companies and carried at fair value, with changes in fair value being reflected in net income. The Group’s other investment debt securities and marketable investment equity shares are classified as available-for-sale securities and measured at fair value with unrealised gains and losses reported in a separate component of equity, except when the unrealised loss is considered other-than-temporary in which case the loss is included in net income.

(i)	Derivatives and hedging

	Non-trading derivatives are entered into by the Group to hedge exposures arising from transactions entered into in the normal course of banking activities. They are recognised in the accounts in accordance with the accounting treatment of the underlying transaction or transactions being hedged. To be classified as non-trading, a derivative must match or eliminate the risk inherent in the hedged item from potential movements in interest rates, exchange rates and market values. In addition, there must be a demonstrable link to an underlying transaction, pool of transactions or specified future transaction or transactions. Specified future transactions must be reasonably certain to arise for the derivative to be accounted for as a hedge. In the event that a non-trading derivative transaction is terminated or ceases to be an effective hedge, the derivative is remeasured at fair value and any resulting profit or loss amortised over the remaining life of the underlying transaction or transactions being hedged. If a hedged item is derecognised, or a specified future transaction is no longer likely to occur, the related non-trading derivative is remeasured at fair value and the resulting profit or loss taken to the income statement.	The Group has not made changes in its use of non-trading derivatives to meet the hedge criteria in SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’. For US GAAP purposes, its portfolio of non-trading derivatives is remeasured to fair value and changes in fair value reflected in net income.

	Monetary assets denominated in a foreign currency are retranslated at closing rates with exchange differences taken to profit or loss. Equity shares financed by foreign currency borrowings are retranslated at closing rates with exchange differences taken to reserves along with differences on the related borrowings.	A non-derivative financial instrument cannot be designated as the hedging instrument in a fair value hedge of the foreign exchange exposure of available-for-sale securities.

	Embedded derivatives are not bifurcated from the host contract.	Derivatives embedded in other financial instruments are accounted for on a stand-alone basis if they have economic characteristics and risks that differ from those of the host instrument.

Notes on the accounts continued

47  Significant differences between IFRS and US GAAP (continued)

Recent developments in US GAAP

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS 155 ‘Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statement No 133 and 140’ which is effective for all financial instruments acquired or issued by the Group after 1 January 2007. This statement allows any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation to be measured at fair value. The statement also eliminates the exemption from applying SFAS 133 to interests in securitised financial assets.

In July 2006, the FASB issued Interpretation No.48 ‘Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No.109’ which clarifies the accounting for uncertainty in taxes and addresses the recognition and measurement of tax positions taken or expected to be taken. This Interpretation is effective from 1 January 2007 for the Group.

In September 2006, the FASB issued SFAS 157 ‘Fair Value Measurements’. This statement establishes a framework for fair value measurement and prescribes extended disclosures. SFAS 157 does not extend the scope of fair value measurement in financial statements. The statement will be effective from 1 January 2008 for the Group and will be applied prospectively except for: trades in an active market held by a broker-dealer or investment company where blockage factors were used in determining fair value, instruments recognised at fair value using transaction price in accordance with EITF 02-03, and hybrid instruments measured at fair value at initial recognition.

In February 2007, the FASB issued SFAS 159 ‘Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115’ which allows companies to report certain financial assets and liabilities at fair value. The statement’s objective is to reduce complexity in accounting for financial instruments and volatility in earnings caused by measuring related assets and liabilities differently.

SFAS 159 also establishes presentation and disclosure requirements. The statement is effective from 1 January 2008; early adoption is permitted from 1 January 2007 provided certain conditions are met.

The Group is evaluating the implications of the above standards and interpretation on its US GAAP reporting.

The FASB issued SFAS 156 ‘Accounting for Servicing of Financial assets – an amendment of FASB Statement No. 140’ in March 2006. This statement simplifies the accounting for servicing rights and related financial instruments used to economically hedge risks associated with those rights. The Group applied SFAS 156 to servicing rights recognised on or after 1 January 2006.

In September 2006, the FASB issued SFAS 158 ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)’. SFAS 158 requires an employer to (i) recognise the overfunded or underfunded status of a defined benefit plan as an asset or liability with changes in that funded status recognised through comprehensive income; and (ii) measure the funded status of a plan as of the year-end date. It also specifies additional disclosures. It is effective for the Group’s 2006 US GAAP reporting.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (‘SAB No. 108’) ‘Financial Statements – Considering the Effects of Prior Year Misstatements when Quantifying Misstatement in Current Year Financial Statements’. SAB 108 requires a company to consider the amount by which the current year income statement may be misstated (‘rollover approach’) and the cumulative amount by which the current year balance sheet may be misstated (‘iron-curtain approach’) when assessing prior year misstatements. SAB 108 is effective for the Group’s 2006 consolidated financial statements; its adoption did not have a material effect.

Selected figures in accordance with US GAAP

The following tables summarise the significant adjustments to consolidated net income available for ordinary shareholders and shareholders’ equity which would result from the application of US GAAP instead of IFRS. Where applicable, the adjustments are stated gross of tax with the tax effect shown separately in total.

	2006	2005	2004
Consolidated statement of income	£m	£m	£m

Profit attributable to ordinary shareholders – IFRS	6,202	5,392	4,856
Adjustments in respect of:
Acquisition accounting	—	—	66
Property revaluation and depreciation	(470)	(90)	(65)
Leasehold property provisions	46	(26)	(19)
Loan origination	(91)	55	(85)
Pension costs	(387)	(363)	(283)
Sale and leaseback transactions	(84)	—	—
Long-term assurance business	(12)	10	(17)
Extinguishment of liabilities	—	—	(94)
Financial instruments	196	(556)	(628)
Derivatives and hedging	(454)	(119)	73
Liabilities and equity	177	74	—
Implementation timing difference – intangibles	(62)	(66)	(95)
Other	(31)	(59)	(40)
Taxation	410	223	240

Net income available for ordinary shareholders – US GAAP	5,440	4,475	3,909

Income statement presentation under US GAAP does not differ significantly from IFRS except that under US GAAP impairment losses are included in total income.

	2006	2005
Consolidated shareholders’ equity	£m	£m

Shareholders’ equity – IFRS	40,227	35,435
Adjustments in respect of:
Acquisition accounting	494	517
Property revaluation and depreciation	(873)	(403)
Leasehold property provisions	84	38
Loan origination	520	614
Pension costs	(168)	2,367
Pension costs – acquisition accounting	(1,555)	(1,555)
Sale and leaseback transactions	(84)	—
Long-term assurance business	(59)	(47)
Financial instruments	(2,558)	(259)
Derivatives and hedging	55	260
Liabilities and equity	1,491	2,298
Implementation timing difference – intangibles	1,753	1,919
Other	(34)	—
Taxation	784	(955)

Shareholders’ equity – US GAAP	40,077	40,229

Total assets under US GAAP of £770.8 billion (2005 – £700.4 billion) compared with total assets under IFRS of £871.4 billion (2005 – £776.8 billion) primarily reflect the effect of certain arrangements that can be netted under US GAAP, together with the effects of adjustments made to shareholders’ equity.

Notes on the accounts continued

47 Significant differences between IFRS and US GAAP (continued)

Earnings per share

Basic and diluted earnings per share (“EPS”) under US GAAP differ from IFRS only to the extent that the income calculated under US GAAP differs from that under IFRS.

	2006			2005			2004

		No. of	Per share		No. of	Per share		No. of	Per share
	Income*	shares	amount	Income*	shares	amount	Income*	shares	amount
	£m	million	pence	£m	million	pence	£m	million	pence

Basic EPS	5,440	3,185	170.8	4,475	3,183	140.6	3,909	3,085	126.7
Dilutive effect of share options
and convertible preference shares	64	58	(1.1)	65	60	(0.6)	66	73	(0.8)

Diluted EPS	5,504	3,243	169.7	4,540	3,243	140.0	3,975	3,158	125.9

* US GAAP net income available to ordinary shareholders, see page 183.

The Group has convertible preference shares totalling £200 million (2005 and 2004 – £200 million), and $1,000 million (2005 – $1,000 million; 2004 – $1,900 million). All of the convertible preference shares have a dilutive effect in the current year and have been included in the computation of diluted earnings per share.

Outstanding options to purchase shares are excluded from the computation of diluted EPS where the exercise prices of the options are greater than the average market price of the ordinary shares during the relevant period. At 31 December 2006, there were 5.1 million such options outstanding (2005 – 17.3 million; 2004 – 8.7 million).

Pensions

Details of the Group’s pension schemes are provided in Note 3. The provisions of SFAS 87 ‘Employers’ Accounting for Pensions’ and SFAS 158 have been applied to the main scheme and defined benefit plans of some of the subsidiaries, which together cover most of the Group’s employees; the effect of the other schemes on the Group’s US GAAP reporting is considered to be inconsequential. The required disclosures of SFAS 158 for these pension plans are set out below.

Obligations and funded status				Main scheme
	Main scheme	Other schemes
	2006	2006	2006	2005	2004
Change in benefit obligation:	£m	£m	£m	£m	£m

Projected benefit obligation at beginning of year	19,293	1,997	21,290	16,192	13,963
Foreign exchange movements	—	(81)	(81)	—	—
Service cost	596	91	687	457	420
Interest cost	914	91	1,005	860	768
Past service cost	4	8	12	3	—
Net actuarial (loss)/gain	(1,092)	(136)	(1,228)	2,302	1,568
Benefits and expenses paid	(541)	(25)	(566)	(521)	(527)

Projected benefit obligation at end of year	19,174	1,945	21,119	19,293	16,192

Change in plan assets:

Fair value of plan assets at beginning of year	15,934	1,434	17,368	13,598	11,822
Foreign exchange movements	—	(59)	(59)	—	—
Unrecognised losses	1,554	126	1,680	2,477	1,234
Employer’s contribution	427	109	536	380	1,069
Benefits and expenses paid	(541)	(25)	(566)	(521)	(527)

Market value of plan assets at end of year	17,374	1,585	18,959	15,934	13,598

Funded status of plans	1,800	360	2,160	3,359	2,594

Change in accumulated other comprehensive income:

Foreign exchange movements	—	(5)	(5)
Unrecognised losses	4,436	—	4,436
Other comprehensive income	(43)	(74)	(117)

Accumulated other comprehensive income	4,393	(79)	4,314

Components of net periodic pension cost:

Service cost	596	91	687	457	420
Interest cost	914	91	1,005	860	768
Expected return on plan assets	(1,028)	(96)	(1,124)	(932)	(840)
Amortisation of prior service cost	5	7	12	4	1
Amortisation of loss	371	5	376	364	263
Amortisation of net transition asset	—	—	—	(6)	(8)

	858	98	956	747	604
Redundancies	11	—	11	—	—

Net periodic pension costs	869	98	967	747	604

Assumptions
	Main	Other
	scheme	schemes
	2006	2006	2006	2005	2004
Weighted average assumptions used at 31 December:	% per annum	% per annum	% per annum	% per annum	% per annum

Discount rate for liabilities	5.3	5.3	5.3	4.8	5.4
Salary increases	4.2	3.5	4.1	4.0	4.0
Pension increases	2.9	2.1	2.8	2.7	2.7
Long-term rate of return on assets	6.9	6.8	6.9	6.5	6.7

			2006	2005	2004
Weighted average allocations of market value of plan assets at 31 December:	%	%	%	%	%

Equity shares	60.5	62.9	60.7	61.3	56.7
Debt securities	33.8	27.6	33.3	34.5	31.1
Other	5.7	6.7	6.0	4.2	12.2

Notes on the accounts continued

47  Significant differences between IFRS and US GAAP (continued)

Pensions (continued)

Cash flows

The following pension payments, which reflect expected future service, as appropriate, are expected to be paid:

	Main	Other
	scheme	schemes	Total
Change in benefit obligation:	£m	£m	£m

2007	541	38	579
2008	555	40	595
2009	571	42	613
2010	589	46	635
2011	609	49	658
2012 – 2016	3,472	305	3,777

Amounts the Group expects to contribute to these pension plans in 2007	408	40	448

The estimated net actuarial loss and prior service cost for the schemes that will be amortised from the accumulated other comprehensive income into net periodic pension cost in 2007 are £1 million and £209 million respectively.

The additional minimum liability included in accumulated other comprehensive income at 31 December 2005 was £4,457 million in respect of the main scheme. Prior to the implementation of FAS 158 at 31 December 2006, this was £2,593 million.

48 Restatement of cash flow statements
The Group cash flow statements for the years ended 31 December 2005 and 2004 and the company cash flow statement for the year ended 31 December 2005 have been restated to correct an inadvertent error in the calculation of the effects of foreign exchange rate changes on cash and cash equivalents. No other caption is affected and the amount of cash and cash equivalents is unchanged.

The tables below show the effect of the restatements:

(a) Cash flow statements

	2005		2004

	Previously		Previously
	reported	Restated	reported	Restated
	£m	£m	£m	£m

Group
Elimination of foreign exchange differences and other non-cash items	338	(4,472)	(767)	1,839
Net cash inflow from trading activities	11,380	6,570	8,123	10,729
Net cash flows from operating activities before tax	10,861	6,051	3,859	6,465
Net cash flows from operating activities	8,950	4,140	2,493	5,099
Effects of foreign exchange rate changes on cash and cash equivalents	(3,107)	1,703	1,686	(920)

Company
Elimination of foreign exchange differences and other non-cash items	(16)	(134)
Net cash inflow from trading activities	2,499	2,381
Net cash flows from operating activities before tax	4,549	4,431
Net cash flows from operating activities	4,531	4,413
Effects of foreign exchange rate changes on cash and cash equivalents	(76)	42

(b) Note 37 – Net cash inflow from operating activities

	2005		2004

	Previously		Previously
	reported	Restated	reported	Restated
	£m	£m	£m	£m

Group
Elimination of foreign exchange differences and other non-cash items	1,493	(3,317)	(1,994)	612
Net cash inflow from trading activities	11,380	6,570	8,123	10,729
Net cash flows from operating activities	8,950	4,140	2,493	5,099

Company
Elimination of foreign exchange differences and other non-cash items	(28)	(146)
Net cash inflow from trading activities	2,499	2,381
Net cash flows from operating activities	4,531	4,413

49   Post balance sheet events

There have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

Additional information

188  Financial summary

188  Amounts in accordance with IFRS

197  Amounts in accordance with US GAAP

198  Amounts in accordance with UK GAAP

205  Exchange rates

206  Off-balance sheet arrangements

208  Economic and monetary environment

208  Supervision and regulation

212  Description of property and equipment

212  Major shareholders

Additional information

Financial summary

The Group’s accounts are prepared in accordance with IFRS, which differ in certain significant respects from US GAAP. For a discussion of such differences and a reconciliation between IFRS and US GAAP, see Note 47 on the accounts.

The dollar financial information included below has been converted from sterling at a rate of £1.00 to US$1.9586, being the Noon Buying Rate on 29 December 2006 (the last business day in 2006).

Amounts in accordance with IFRS

	2006	2006	2005	2004
Summary consolidated income statement – IFRS	$m	£m	£m	£m

Net interest income	20,753	10,596	9,918	9,071
Non-interest income (1)	34,091	17,406	15,984	14,320

Total income	54,844	28,002	25,902	23,391
Operating expenses (2,3,4)	24,443	12,480	11,946	10,362
Insurance net claims	8,731	4,458	4,313	4,260

Operating profit before impairment losses	21,670	11,064	9,643	8,769
Impairment losses	3,678	1,878	1,707	1,485

Operating profit before tax	17,992	9,186	7,936	7,284
Tax	5,267	2,689	2,378	1,995

Profit for the year	12,725	6,497	5,558	5,289
Minority interests	204	104	57	177
Preference dividends	374	191	109	256

Profit attributable to ordinary shareholders	12,147	6,202	5,392	4,856

Notes:
(1)	Includes gain on sale of strategic investment of £333 million in 2005.
(2)	Includes loss on sale of subsidiaries of £93 million in 2005.
(3)	Includes integration expenditure of £134 million for the year ended 31 December 2006 (2005 – £458 million; 2004 – £520 million).
(4)	Includes purchased intangibles amortisation of £94 million for the year ended 31 December 2006 (2005 – £97 million; 2004 – £45 million).

	2006	2006	2005	2004
Summary consolidated balance sheet – IFRS	$m	£m	£m	£m

Loans and advances	1,076,249	549,499	487,813	408,324
Debt securities and equity shares	275,683	140,755	130,266	98,631
Derivatives and settlement balances	243,074	124,106	101,668	23,482
Other assets	111,781	57,072	57,080	57,685

Total assets	1,706,787	871,432	776,827	588,122

Shareholders’ equity	78,789	40,227	35,435	33,905
Minority interests	10,308	5,263	2,109	3,492
Subordinated liabilities	54,163	27,654	28,274	20,366

Total capital resources	143,260	73,144	65,818	57,763
Deposits	1,011,352	516,365	453,274	383,198
Derivatives, settlement balances and short positions	328,238	167,588	140,426	51,866
Other liabilities	223,937	114,335	117,309	95,295

Total liabilities and equity	1,706,787	871,432	776,827	588,122

Other financial data based upon IFRS	2006	2005	2004

Earnings per ordinary share – pence	194.7	169.4	157.4
Diluted earnings per ordinary share – pence (1)	193.2	168.3	155.9
Dividends per ordinary share – pence	77.3	60.6	52.5
Dividend payout ratio (2)	46%	43%	38%
Share price per ordinary share at year end – £	19.93	17.55	17.52
Market capitalisation at year end – £bn	62.8	56.1	55.6
Net asset value per ordinary share – £	11.59	10.14	9.26
Return on average total assets (3)	0.74%	0.73%	0.94%
Return on average ordinary shareholders’ equity (4)	18.5%	17.5%	18.3%
Average shareholders’ equity as a percentage of average total assets	4.4%	4.5%	5.9%
Risk asset ratio – Tier 1	7.5%	7.6%	7.0%
Risk asset ratio – Total	11.7%	11.7%	11.7%
Ratio of earnings to combined fixed charges and preference share dividends (5)
– including interest on deposits	1.62	1.67	1.88
– excluding interest on deposits	6.12	6.05	7.43
Ratio of earnings to fixed charges only (5)
– including interest on deposits	1.64	1.69	1.94
– excluding interest on deposits	6.87	6.50	9.70

Notes:
(1)	All the convertible preference shares have a dilutive effect in 2006 and 2005 and as such have been included in the computation of diluted earnings per share. In 2004 their effect was anti-dilutive.
(2)	Dividend payout ratio represents the interim dividend paid and final dividend proposed as a percentage of profit attributable to ordinary shareholders.
(3)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.
(4)	Return on average ordinary shareholders’ equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders’ equity.
(5)	For this purpose, earnings consist of income before tax and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

Additional information continued

Amounts in accordance with IFRS (continued)

Analysis of loans and advances to customers – IFRS

The following table analyses loans and advances to customers before provisions by remaining maturity, geographical area and type of customer. Overdrafts are included in the ‘Within 1 year’ category.

		After 1
	Within	but within	After	2006
	1 year	5 years	5 years	Total	2005	2004
	£m	£m	£m	£m	£m	£m

UK
Central and local government	6,573	2	157	6,732	3,340	1,866
Manufacturing	9,768	582	701	11,051	11,615	6,292
Construction	6,271	1,037	943	8,251	7,274	5,024
Finance	23,522	938	557	25,017	27,091	24,638
Service industries and business activities	26,603	8,446	8,838	43,887	40,687	30,867
Agriculture, forestry and fishing	1,275	542	950	2,767	2,645	2,481
Property	26,767	6,559	5,970	39,296	32,899	26,448
Individuals – home mortgages	19,542	2,055	49,287	70,884	65,286	57,535
Individuals – other	11,537	3,783	12,602	27,922	26,323	26,459
Finance leases and instalment credit	3,175	4,410	6,633	14,218	13,909	13,044
Accrued interest	1,308	104	85	1,497	1,250

Total domestic	136,341	28,458	86,723	251,522	232,319	194,654
Overseas residents	64,558	2,450	2,234	69,242	52,234	48,183

Total UK offices	200,899	30,908	88,957	320,764	284,553	242,837

Overseas
US	38,706	20,481	32,979	92,166	90,606	74,027
Rest of the World	27,832	10,266	19,798	57,896	45,951	34,555

Total Overseas offices	66,538	30,747	52,777	150,062	136,557	108,582

Loans and advances to customers – gross	267,437	61,655	141,734	470,826	421,110	351,419

Loan impairment provisions				(3,933)	(3,884)	(4,168)

Loans and advances to customers – net				466,893	417,226	347,251

Fixed rate	45,644	24,480	45,116	115,240	100,748	101,227
Variable rate	221,793	37,175	96,618	355,586	320,362	250,192

Loans and advances to customers – gross	267,437	61,655	141,734	470,826	421,110	351,419

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

The table below sets out the Group’s cross border outstandings in excess of 0.75% of Group total assets (including acceptances), which totalled £871.4 billion at 31 December 2006 (2005 – £776.8 billion; 2004 – £588.5 billion). None of these countries has experienced repayment difficulties that have required refinancing of outstanding debt.

	2006	2005	2004
	£m	£m	£m

United States	43,718	34,246	28,795
Germany	20,130	18,395	14,050
France	18,136	13,402	9,604
Netherlands	12,407	8,026	8,871
Spain	9,341	7,392	5,249
Cayman Islands	9,063	11,813	7,258
Republic of Ireland	8,530	6,008	*
Norway	7,768	*	*
Japan	7,725	*	*
Italy	7,506	*	*
Switzerland	7,262	7,061	*
China	6,574	*	*

* Less than 0.75% of Group total assets.

Loan impairment provisions

For a discussion of the factors considered in determining the amount of the provisions, see ‘Loan impairment’ on page 46 and ‘Critical accounting polices – Loan impairment provisions’ on page 98.

The following table shows the elements of loan impairment provisions.

		IFRS

	2006	2005	2004
	£m	£m	£m

Provisions at the beginning of the year
Domestic	2,759	2,675	2,408
Foreign	1,128	1,470	1,477

	3,887	4,145	3,885

Currency translation and other adjustments
Domestic	(17)	(7)	(8)
Foreign	(44)	58	(90)

	(61)	51	(98)

Acquisitions of businesses
Domestic	—	—	2
Foreign	—	—	288

	—	—	290

Amounts written-off
Domestic	(1,360)	(1,252)	(901)
Foreign	(481)	(788)	(548)

	(1,841)	(2,040)	(1,449)

Recoveries of amounts written-off in previous years
Domestic	119	97	85
Foreign	96	75	59

	215	172	144

Charged to income statement
Domestic	1,663	1,376	960
Foreign	214	327	442

	1,877	1,703	1,402

Unwind of discount
Domestic	(127)	(130)	—
Foreign	(15)	(14)	—

	(142)	(144)	—

Provisions at the end of the year (1)
Domestic	3,037	2,759	2,546
Foreign	898	1,128	1,628

	3,935	3,887	4,174

Gross loans and advances to customers

Domestic	251,522	232,319	194,654
Foreign	219,304	188,791	156,765

	470,826	421,110	351,419

Closing customer provisions as a % of gross loans and advances to customers (2)

Domestic	1.21%	1.19%	1.31%
Foreign	0.41%	0.60%	1.04%

Total	0.84%	0.92%	1.19%

Customer charge to income statement as a % of gross loans and advances to customers

Domestic	0.66%	0.59%	0.49%
Foreign	0.10%	0.17%	0.28%

Total	0.40%	0.40%	0.40%

Notes:
(1)	Includes closing provisions against loans and advances to banks of £2 million (2005 – £3 million; 2004 – £6 million).
(2)	Closing customer provisions exclude closing provisions against loans and advances to banks.

Additional information continued

Amounts in accordance with IFRS (continued)

Loan impairment provisions (continued)

The following table shows additional information in respect of the loan impairment provisions.

		IFRS

	2006	2005	2004
	£m	£m	£m

Loans and advances to customers (gross)	470,826	421,110	351,419

Loan impairment provisions at end of year:
– customers	3,933	3,884
– banks	2	3
Specific provisions – customers			3,607
Specific provisions – banks			6
General provision			561

	3,935	3,887	4,174

Customer provision at end of year as % of loans and advances to customers at end of year:
Specific provisions			1.03%
General provision			0.16%

			1.19%

Average loans and advances to customers (gross)	445,766	402,473	299,430

As a % of average loans and advances to customers during the year:
Total customer provisions charged to income statement	0.42%	0.42%	0.47%

Amounts written-off (net of recoveries) – customers	0.36%	0.46%	0.44%

Analysis of closing loan impairment provisions

The following table analyses customer loan impairment provisions by geographical area and type of domestic customer.

	IFRS

	2006		2005		2004

		% of loans		% of loans		% of loans
	Closing	to total	Closing	to total	Closing	to total
	provision	loans	provision	loans	provision	loans
	£m	%	£m	%	£m	%

Domestic
Central and local government	—	1.4	—	0.8	—	0.6
Manufacturing	94	2.4	138	2.8	127	1.8
Construction	63	1.8	74	1.7	71	1.4
Finance	33	5.3	104	6.4	54	7.0
Service industries and business activities	647	9.3	647	9.7	516	8.8
Agriculture, forestry and fishing	25	0.6	26	0.6	23	0.7
Property	70	8.3	63	7.8	64	7.5
Individuals – home mortgages	37	15.1	36	15.5	32	16.4
Individuals – other	1,826	5.9	1,513	6.3	1,277	7.5
Finance leases and instalment credit	103	3.0	88	3.3	122	3.7
Accrued interest	—	0.3	—	0.3

Total domestic	2,898	53.4	2,689	55.2	2,286	55.4
Foreign	442	46.6	652	44.8	1,321	44.6

Impaired book provisions	3,340	100.0	3,341	100.0		100.0

Latent book provisions	593		543
Specific provisions					3,607
General provision					561

Total provisions	3,933		3,884		4,168

Analysis of write-offs

The following table analyses amounts written-off by geographical area and type of domestic customer.

		IFRS

	2006	2005	2004
	£m	£m	£m

Domestic
Manufacturing	41	40	55
Construction	29	17	12
Finance	17	21	19
Service industries and business activities	212	176	163
Agriculture, forestry and fishing	5	4	9
Property	6	25	33
Individuals – home mortgages	5	4	4
Individuals – others	1,021	948	516
Finance leases and instalment credit	24	15	90

Total domestic	1,360	1,250	901
Foreign	481	788	548

Total write-offs (1)	1,841	2,038	1,449

Note:
(1)	Excludes £2 million written-off in respect of loans and advances to banks in 2005.

Analysis of recoveries

The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

		IFRS

	2006	2005	2004
	£m	£m	£m

Domestic
Manufacturing	—	1	1
Construction	—	1	—
Finance	—	—	2
Service industries and business activities	5	2	1
Property	1	2	—
Individuals – home mortgages	—	—	1
Individuals – others	101	84	78
Finance leases and instalment credit	12	7	2

Total domestic	119	97	85
Foreign	96	75	59

Total recoveries	215	172	144

Additional information continued

Amounts in accordance with IFRS (continued)

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

IFRS require interest to be recognised on a financial asset (or a group of financial assets) after impairment at the rate of interest used to discount recoveries when measuring the impairment loss. Thus, interest on impaired financial assets is credited to profit or loss as the discount on expected recoveries unwinds. Despite this, such assets are not considered performing. All loans that have an impairment provision are classified as non-accrual. This is a change from practice in 2004 and earlier years where certain loans with provisions were classified as past due 90 days or potential problem loans (and interest accrued on them).

		IFRS

	2006 £m	2005 £m	2004 £m

Loans accounted for on a non-accrual basis (2):
Domestic	5,420	4,977	3,658
Foreign	812	949	1,075

Total	6,232	5,926	4,733

Accruing loans which are contractually overdue 90 days or more as to principal or interest (3):
Domestic	81	2	634
Foreign	24	7	79

Total	105	9	713

Loans not included above which are classified as ‘troubled debt restructurings’ by the SEC:
Domestic	—	2	14
Foreign	—	—	10

Total	—	2	24

Total risk elements in lending	6,337	5,937	5,470

Potential problem loans (4)
Domestic	47	14	173
Foreign	5	5	107

Total potential problem loans	52	19	280

Closing provisions for impairment as a % of total risk elements in lending	62%	65%	76%
Closing provisions for impairment as a % of total risk elements in lending and potential problem loans	62%	65%	72%
Risk elements in lending as a % of gross lending to customers excluding reverse repos	1.55%	1.60%	1.83%

Notes:
(1)	For the analysis above, 'Domestic' consists of the United Kingdom domestic transactions of the Group. 'Foreign' comprises the Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.
(2)	All loans against which an impairment provision is held are reported in the non-accrual category.
(3)	Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.
(4)	Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for fully collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

		IFRS

	2006	2005	2004
	£m	£m	£m

Gross income not recognised but which would have been
recognised under the original terms of non-accrual and restructured loans
Domestic	370	334	235
Foreign	77	62	58

	447	396	293

Interest on non-accrual and restructured loans included in net interest income
Domestic	142	130	58
Foreign	15	14	7

	157	144	65

Analysis of deposits – product analysis

The following table shows the distribution of the Group’s deposits by type and geographical area:

		IFRS

	2006	2005	2004
	£m	£m	£m

UK
Domestic:
Demand deposits – interest-free	39,149	28,833	22,307
Demand deposits – interest-bearing	118,315	91,564	72,938
Time deposits – savings	31,656	27,091	21,012
Time deposits – other	80,496	73,097	76,995
Overseas residents:
Demand deposits – interest-free	573	396	387
Demand deposits – interest-bearing	37,729	26,663	16,965
Time deposits – savings	1,122	1,108	1,209
Time deposits – other	51,568	53,997	52,629

Total UK offices	360,608	302,749	264,442

Overseas
Demand deposits – interest-free	12,173	13,248	10,371
Demand deposits – interest-bearing	27,441	17,886	12,975
Time deposits – savings	19,049	21,691	21,153
Time deposits – other	97,094	97,700	74,257

Total overseas offices (see below)	155,757	150,525	118,756

Total deposits	516,365	453,274	383,198

Held-for-trading	104,249	66,712
Designated as at fair value through profit or loss	3,922	3,683
Amortised cost	408,194	382,879

Banking business			302,383
Trading business			80,815

Total deposits	516,365	453,274	383,198

Overseas
US	115,121	120,405	86,677
Rest of the World	40,636	30,120	32,079

Total overseas	155,757	150,525	118,756

Additional information continued

Amounts in accordance with IFRS (continued)

Short term borrowings

		IFRS

	2006	2005	2004
	£m	£m	£m

Commercial paper
Outstanding at year end	12,675	14,110	8,391
Maximum outstanding at any month end during the year	14,402	16,853	8,391
Approximate average amount during the year	13,225	15,329	7,450
Approximate weighted average interest rate during the year	4.9%	3.7%	1.9%
Approximate weighted average interest rate at year end	5.0%	4.2%	2.6%

Other short term borrowings
Outstanding at year end	122,576	105,483	95,381
Maximum outstanding at any month end during the year	130,867	117,913	96,356
Approximate average amount during the year	112,008	100,681	85,496
Approximate weighted average interest rate during the year	4.5%	3.4%	2.9%
Approximate weighted average interest rate at year end	4.5%	3.5%	3.1%

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

Certificates of deposit and other time deposits

The following table shows details of the Group’s certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

	Within 3 months	Over 3 months but within 6 months	Over 6 months but within 12 months	Over 12 months	2006 Total
	£m	£m	£m	£m	£m

UK based companies and branches
Certificates of deposit	7,654	1,556	1,674	201	11,085
Other time deposits	67,175	3,637	3,049	5,701	79,562

Overseas based companies and branches
Certificates of deposit	8,647	853	122	—	9,622
Other time deposits	22,783	2,799	2,909	6,847	35,338

Total	106,259	8,845	7,754	12,749	135,607

Amounts in accordance with US GAAP

	2006	2006	2005	2004	2003	2002
	$m(1)	£m	£m	£m	£m	£m

Net income available for ordinary shareholders	10,655	5,440	4,475	3,909	2,564	3,108
Shareholders’ equity	78,495	40,077	40,229	36,191	31,665	28,177
Total assets	1,509,718	770,815	700,386	631,100	488,046	430,573

Other financial data based upon US GAAP		2006	2005	2004	2003	2002

Basic earnings per ordinary share – pence		170.8	140.6	126.7	87.5	107.9
Diluted earnings per ordinary share – pence (2)		169.7	140.0	125.9	86.8	106.3
Dividends per ordinary share – pence		77.3	60.6	52.5	45.6	39.7
Dividend payout ratio		45.4%	43.1%	40.6%	51.9%	36.7%
Return on average total assets (3)		0.73%	0.64%	0.70%	0.55%	0.75%
Return on average ordinary shareholders’ equity (4)		16.0%	13.4%	13.2%	9.5%	12.1%
Average shareholders’ equity as a percentage
of average total assets		5.3%	5.4%	6.3%	6.5%	7.3%
Ratio of earnings to combined fixed charges and preference
share dividends (5)
– including interest on deposits		1.53	1.55	1.73	1.98	1.97
– excluding interest on deposits		5.39	5.17	6.34	7.24	6.49
Ratio of earnings to combined fixed charges only (5)
– including interest on deposits		1.57	1.60	1.79	2.07	2.07
– excluding interest on deposits		6.55	6.56	8.28	9.96	9.03

Notes:
(1)	The dollar information included above has been converted from sterling at a rate of US$1.9586, the Noon Buying Rate on 29 December 2006.
(2)	All convertible preference shares have a dilutive effect in 2006 and 2005 and as such have been included in the computation of diluted earnings per share. In prior years their effect was anti-dilutive.
(3)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.
(4)	Return on average ordinary shareholders’ equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders’ equity.
(5)	For this purpose, earnings consist of income before tax and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

Additional information continued

Amounts in accordance with UK GAAP
	2004	2003	2002
Summary consolidated profit and loss account – UK GAAP	£m	£m	£m

Net interest income	9,208	8,301	7,849
Non-interest income	13,546	10,980	9,167

Total income	22,754	19,281	17,016
Operating expenses excluding goodwill amortisation (1)	9,931	8,753	8,738
Goodwill amortisation	915	763	731
General insurance claims (net)	3,480	2,195	1,350

Profit before provisions	8,428	7,570	6,197
Provisions for bad and doubtful debts	1,428	1,461	1,286
Amounts written off fixed asset investments	83	33	59

Profit on ordinary activities before tax	6,917	6,076	4,852
Tax on profit on ordinary activities	2,155	1,888	1,582

Profit on ordinary activities after tax	4,762	4,188	3,270
Minority interests (including non-equity)	250	210	133
Preference dividends – non-equity	256	261	305

	4,256	3,717	2,832
Additional Value Shares dividend – non-equity	—	1,463	798

Profit attributable to ordinary shareholders	4,256	2,254	2,034

Note:
(1)	Includes integration expenditure of £269 million for the year ended 31 December 2004 (2003 – £229 million; 2002 – £957 million).

	2004	2003	2002
Summary consolidated balance sheet – UK GAAP	£m	£m	£m

Loans and advances to banks (net of provisions)	58,260	51,891	44,296
Loans and advances to customers (net of provisions)	345,469	252,531	223,324
Debt securities and equity shares	94,171	82,249	68,928
Intangible fixed assets	17,576	13,131	12,697
Other assets	67,991	54,626	61,793

Total assets	583,467	454,428	411,038

Called up share capital	822	769	754
Share premium account	12,964	8,175	7,608
Other reserves	10,856	11,307	11,922
Profit and loss account	7,223	5,847	4,787

Shareholders’ funds	31,865	26,098	25,071
Minority interests	3,829	2,713	1,839
Subordinated liabilities	20,366	16,998	13,965

Total capital resources	56,060	45,809	40,875
Deposits by banks	99,081	67,323	54,720
Customer accounts	285,062	236,963	219,161
Debt securities in issue	58,960	41,016	33,938
Other liabilities	84,304	63,317	62,344

Total liabilities	583,467	454,428	411,038

Other financial data based upon UK GAAP	2004	2003	2002

Earnings per ordinary share – pence	138.0	76.9	70.6
Diluted earnings per ordinary share – pence (1)	136.9	76.3	69.6
Dividends per ordinary share – pence	58.0	50.3	43.7
Dividend payout ratio	43.2%	66.1%	62.3%
Share price per ordinary share at period end – £	17.52	16.46	14.88
Market capitalisation at period end – £bn	55.6	48.8	43.2
Net asset value per ordinary share – £	8.62	7.82	7.43
Return on average total assets (2)	0.82%	0.51%	0.52%
Return on average equity shareholders’ funds (3)	16.0%	9.8%	8.8%
Average shareholders’ equity as a percentage
of average total assets	5.7%	5.9%	6.8%
Risk asset ratio – Tier 1	7.0%	7.4%	7.3%
Risk asset ratio – Total	11.7%	11.8%	11.7%
Ratio of earnings to combined fixed charges and preference
share dividends (4)
– including interest on deposits	1.84	1.95	1.74
– excluding interest on deposits	7.09	7.08	5.20
Ratio of earnings to fixed charges only (4)
– including interest on deposits	1.90	2.04	1.83
– excluding interest on deposits	9.26	9.73	7.24

Notes:
(1)	Convertible preference shares have not been included in the computation of diluted earnings per share as their effect was anti-dilutive.
(2)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.
(3)	Return on average equity shareholders’ funds represents profit attributable to ordinary shareholders expressed as a percentage of average equity shareholders’ funds.
(4)	For this purpose, earnings consist of income before tax and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

Additional information continued

Amounts in accordance with UK GAAP (continued)

Analysis of loans and advances to customers

The following table analyses loans and advances to customers before provisions by geographical area and type of customer.

		UK GAAP

	2004 £m	2003 £m	2002 £m

UK
Central and local government	1,866	1,217	1,521
Manufacturing	6,292	6,384	7,386
Construction	5,024	3,960	3,468
Finance	25,157	18,948	12,396
Service industries and business activities	30,850	29,290	26,022
Agriculture, forestry and fishing	2,480	2,562	2,463
Property	26,445	19,670	15,939
Individuals – home mortgages	57,529	48,117	42,101
Individuals – other	27,863	25,526	22,255
Finance leases and instalment credit	13,083	11,703	11,723

Total domestic	196,589	167,377	145,274
Overseas residents	44,053	27,168	23,657

Total UK offices	240,642	194,545	168,931

Overseas
US	74,045	40,373	41,008
Rest of the World	35,004	21,535	17,305

Total overseas offices	109,049	61,908	58,313

Loans and advances to customers – gross	349,691	256,453	227,244
Provisions for bad and doubtful debts	(4,222)	(3,922)	(3,920)

Loans and advances to customers – net	345,469	252,531	223,324

Fixed rate	100,729	81,918	80,326
Variable rate	248,962	174,535	146,918

Loans and advances to customers – gross	349,691	256,453	227,244

Cross border exposures

The table below sets out the Group’s cross border outstandings in excess of 0.75% of Group total assets (including acceptances), which totalled £583.8 billion at 31 December 2004 (2003 – £455.0 billion). None of these countries has experienced repayment difficulties that have required refinancing of outstanding debt.

	UK GAAP

	2004	2003
	£m	£m

United States	28,795	14,618
Germany	14,050	15,073
France	9,604	7,524
Netherlands	8,871	6,830
Cayman Islands	7,258	6,666
Spain	5,249	3,421
Japan	4,610	4,141

Provisions for bad and doubtful debts

The following table shows the elements of provisions for bad and doubtful debts under UK GAAP.
		UK GAAP

	2004	2003	2002
	£m	£m	£m

Provisions at the beginning of the year
Domestic	2,452	2,581	2,467
Foreign	1,477	1,346	1,186

	3,929	3,927	3,653

Currency translation and other adjustments
Domestic	(8)	(2)	(4)
Foreign	(90)	(60)	(58)

	(98)	(62)	(62)

Acquisitions of businesses
Domestic	2	—	11
Foreign	288	50	12

	290	50	23

Amounts written-off
Domestic	(920)	(1,097)	(743)
Foreign	(548)	(422)	(293)

	(1,468)	(1,519)	(1,036)

Recoveries of amounts written-off in previous years
Domestic	88	38	37
Foreign	59	34	26

	147	72	63

Charged to profit and loss account
Domestic	986	932	813
Foreign	442	529	473

	1,428	1,461	1,286

Provisions at the end of the year (1)
Domestic	2,600	2,452	2,581
Foreign	1,628	1,477	1,346

	4,228	3,929	3,927

Gross loans and advances to customers

Domestic	196,589	167,377	145,274
Foreign	153,102	89,076	81,970

	349,691	256,453	227,244

Closing customer provisions as a % of gross loans and advances to customers (2)

Domestic	1.32%	1.46%	1.78%
Foreign	1.06%	1.65%	1.63%

Total	1.21%	1.53%	1.72%

Customer charge against profit as a % of gross loans and advances to customers

Domestic	0.50%	0.56%	0.56%
Foreign	0.29%	0.59%	0.58%

Total	0.41%	0.57%	0.57%

Notes:
(1)	Includes closing provisions against loans and advances to banks of £6 million in 2004 (2003 – £7 million; 2002 – £7 million).
(2)	Closing customer provisions exclude closing provisions against loans and advances to banks.

Amounts in accordance with UK GAAP (continued)

Provisions for bad and doubtful debts (continued)

The following table shows additional information with respect to the provisions for bad and doubtful debts under UK GAAP.

		UK GAAP

	2004	2003	2002
	£m	£m	£m

Loans and advances to customers (gross)	349,691	256,453	227,244

Provisions at end of year:
Specific provisions – customers	3,648	3,356	3,323
Specific provisions – banks	6	7	7
General provision	574	566	597

	4,228	3,929	3,927

Customer provision at end of year as % of loans and
advances to customers at end of year:
Specific provisions	1.04%	1.31%	1.46%
General provision	0.17%	0.22%	0.26%

	1.21%	1.53%	1.72%

Average loans and advances to customers (gross)	298,150	245,798	211,206

As a % of average loans and advances to customers during the year:
Total customer provisions charged to profit and loss	0.48%	0.59%	0.61%

Amounts written-off (net of recoveries) – customers	0.44%	0.59%	0.46%

Analysis of closing provisions for bad and doubtful debts

The following table analyses customer provisions for bad and doubtful debts by geographical area and type of domestic customer.

	UK GAAP

	2004		2003		2002

	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans
	£m	%	£m	%	£m	%

Domestic
Central and local government	—	0.5	—	0.5	—	0.6
Manufacturing	127	1.8	156	2.5	205	3.2
Construction	71	1.4	56	1.5	65	1.5
Finance	54	7.2	34	7.4	71	5.5
Service industries and business activities	516	8.8	599	11.4	699	11.5
Agriculture, forestry and fishing	23	0.7	20	1.0	29	1.1
Property	64	7.6	58	7.7	40	7.0
Individuals – home mortgages	32	16.5	35	18.8	60	18.5
Individuals – other	1,318	8.0	1,003	9.9	855	9.8
Finance leases and instalment credit	122	3.7	136	4.6	208	5.2

Total domestic	2,327	56.2	2,097	65.3	2,232	63.9
Foreign	1,321	43.8	1,259	34.7	1,091	36.1

Specific provisions	3,648	100.0	3,356	100.0	3,323	100.0

General provision	574		566		597

Total provisions	4,222		3,922		3,920

Analysis of write-offs

The following table analyses amounts written-off by geographical area and type of domestic customer.

		UK GAAP

	2004	2003	2002
	£m	£m	£m

Domestic
Manufacturing	55	99	111
Construction	12	22	18
Finance	19	54	35
Service industries and business activities	163	393	180
Agriculture, forestry and fishing	9	4	10
Property	33	6	9
Individuals – home mortgages	4	2	2
Individuals – others	535	357	333
Finance leases and instalment credit	90	160	45

Total domestic	920	1,097	743
Foreign	548	422	293

Total write-offs (1)	1,468	1,519	1,036

Note:
(1)	Includes amounts written-off in respect of loans and advances to banks of £1 million in 2002.

Analysis of recoveries

The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

		UK GAAP

	2004	2003	2002
	£m	£m	£m

Domestic
Manufacturing	1	—	1
Finance	2	—	—
Service industries and business activities	1	3	1
Property	—	—	1
Individuals – home mortgages	1	—	—
Individuals – others	81	26	27
Finance leases and instalment credit	2	9	7

Total domestic	88	38	37
Foreign	59	34	26

Total recoveries	147	72	63

Additional information continued

Amounts in accordance with UK GAAP (continued)

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

		UK GAAP

	2004	2003	2002
	£m	£m	£m

Loans accounted for on a non-accrual basis (3):
Domestic	3,705	3,221	3,077
Foreign	1,075	1,211	1,098

Total	4,780	4,432	4,175

Accruing loans which are contractually overdue 90 days
or more as to principal or interest (4):
Domestic	646	561	363
Foreign	79	81	129

Total	725	642	492

Loans not included above which are classified
as ‘troubled debt restructurings’ by the SEC:
Domestic	14	53	144
Foreign	10	30	60

Total	24	83	204

Total risk elements in lending	5,529	5,157	4,871

Potential problem loans (5)
Domestic	173	492	639
Foreign	107	99	544

Total potential problem loans	280	591	1,183

Closing provisions for bad and doubtful debts as a % of total risk elements in lending	76%	76%	80%
Closing provisions for bad and doubtful debts as a % of
total risk elements in lending and potential problem loans	73%	68%	65%
Risk elements in lending as a % of gross loans and advances
to customers excluding reverse repos	1.86%	2.22%	2.37%

Notes:
(1)	For the analysis above, ‘Domestic’ consists of the UK domestic transactions of the Group. ‘Foreign’ comprises the Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.
(2)	The classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not necessarily indicate that the principal of the loan is uncollectable in whole or in part. Collection depends in each case on the individual circumstances of the loan, including the adequacy of any collateral securing the loan and therefore classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not always require that a provision be made against such a loan. In accordance with the Group’s provisioning policy for bad and doubtful debts, it is considered that adequate provisions for the above risk elements in lending have been made.
(3)	The Group’s UK banking subsidiary undertakings account for loans on a non-accrual basis from the point in time at which the collectability of interest is in significant doubt. Certain subsidiary undertakings of the Group, principally Citizens, generally account for loans on a non-accrual basis when interest or principal is past due 90 days.
(4)	Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.
(5)	Loans that are current as to the payment of principal and interest but in respect of which management has serious doubts about the ability of the borrower to comply with contractual repayment terms. Substantial security is held in respect of these loans and appropriate provisions have already been made in accordance with the Group’s provisioning policy for bad and doubtful debts.

		UK GAAP

	2004	2003	2002
	£m	£m	£m

Gross income not recognised but which would have been
recognised under the original terms of non-accrual and restructured loans
Domestic	237	237	234
Foreign	58	55	73

	295	292	307

Interest on non-accrual and restructured loans included in net interest income
Domestic	58	60	47
Foreign	7	3	7

	65	63	54

Exchange rates

Except as stated, the following tables show, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers in sterling as certified for customs’ purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”):

	March	February	January	December	November	October
US dollars per £1	2007	2007	2007	2006	2006	2006

Noon Buying Rate
High	1.9694	1.9699	1.9847	1.9794	1.9693	1.9084
Low	1.9235	1.9443	1.9305	1.9458	1.8883	1.8548

		2006	2005	2004	2003	2002

Noon Buying Rate
Period end rate		1.9586	1.7188	1.9160	1.7842	1.6095
Average rate for the period (1)		1.8582	1.8147	1.8356	1.6450	1.5043

Consolidation rate (2)
Period end rate		1.9651	1.7214	1.9346	1.7857	1.6128
Average rate for the period		1.8436	1.8198	1.8325	1.6354	1.5032

Notes:
(1)	The average of the Noon Buying Rates on the last business day of each month during the period.
(2)	The rates used by the Group for translating US dollars into sterling in the preparation of its financial statements.
(3)	On 23 April 2007, the Noon Buying Rate was £1.00 = US$2.0017.

Additional information continued

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

Residential mortgage and credit card securitisations – in the UK and Ireland, the Group has securitised portfolios of residential mortgages and credit card receivables totalling £18,589 million as at 31 December 2006. These assets have been transferred to SPEs funded by the issue of notes to third-party investors. These SPEs are consolidated under IFRS and US GAAP and the securitised assets remain on the Group’s balance sheet.

US securitisations – RBS Greenwich Capital securitises commercial and residential mortgage loans, commercial and residential mortgage related securities, US Government agency collateralised mortgage obligations, and other types of financial assets. It also acts as an underwriter and depositor in securitisation transactions involving both client and proprietary transactions. The majority of proprietary securitisations undertaken by RBS Greenwich Capital result in sales treatment under IFRS and US GAAP. Certain transactions may not result in derecognition of the assets under IFRS or US GAAP: under US GAAP, transactions involving vehicles that are not qualifying special purpose entities and where the Group is the primary beneficiary; under IFRS, those where the Group has retained substantially all the risks and rewards of the assets.

Commercial paper conduits – the Group has established a number of SPEs that act as multi-seller commercial paper conduits. These allow customers to access liquidity in the commercial paper market by selling assets to the conduit which it finances by issuing commercial paper to third parties. The Group supplies certain services and contingent liquidity support to these vehicles on an arm’s length basis as well as programme credit enhancement. These vehicles with total assets of £8,360 million at 31 December 2006 are consolidated under IFRS and US GAAP.

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

Contingent liabilities and commitments

The table below summarises the Group’s contingent liabilities and commitments by remaining maturity.

	Less than 1 year	More than 1 year but less than 3 years	More than 3 years but less than 5 years	Over 5 years	Total
2006	£m	£m	£m	£m	£m

Guarantees and assets pledged as collateral security	5,897	1,655	2,230	3,231	13,013
Other contingent liabilities	2,524	814	882	2,613	6,833
Undrawn formal standby facilities, credit lines and other commitments to lend	148,469	23,361	35,672	28,084	235,586
Other commitments	1,183	892	160	167	2,402

Total	158,073	26,722	38,944	34,095	257,834

2005

Guarantees and assets pledged as collateral security	1,584	3,916	3,760	2,993	12,253
Other contingent liabilities	3,078	644	677	1,995	6,394
Undrawn formal standby facilities, credit lines and other commitments to lend	132,126	15,077	33,466	22,352	203,021
Other commitments	2,402	865	148	114	3,529

Total	139,190	20,502	38,051	27,454	225,197

Contractual cash obligations

The table below summarises the Group’s contractual cash obligations by remaining maturity.

	Less than 1 year	More than 1 year but less than 3 years	More than 3 years but less than 5 years	Over 5 years	Total
2006	£m	£m	£m	£m	£m

Dated loan capital	1,236	931	4,895	6,710	13,772
Operating leases	339	624	533	1,877	3,373
Unconditional obligations to purchase goods or services	827	969	101	153	2,050

Total	2,402	2,524	5,529	8,740	19,195

2005

Dated loan capital	602	1,065	2,971	8,363	13,001
Operating leases	310	591	512	1,700	3,113
Unconditional obligations to purchase goods or services	659	458	148	20	1,285

Total	1,571	2,114	3,631	10,083	17,399

The tables above do not include undated loan capital.

Additional information continued

Economic and monetary environment

The Group’s earnings are affected by the economic and monetary environment in its key markets.

The UK interest rate cycle turned in 2006, with the Monetary Policy Committee (“MPC”) lifting the Bank Rate from 4.5% to 4.75% in August, and to 5% in November. Despite market expectations that there would be more to come from the MPC in 2007, longer-term interest rates were below the policy rate at year-end, as was the case for most of 2006 (e.g. the 10-year benchmark gilt yield was 4.74%) . The Bank Rate was increased in response to the threat that stronger economic activity posed to the medium-term inflation outlook, and the risk that the energy-induced increase in CPI inflation during 2006 would dislodge expectations ahead of the 2007 wage bargaining round (CPI inflation was 3% in December 2006; the government-set target is 2%).

Even after 17 interest rate rises over the past two-and-a-half years, to 5.25%, monetary conditions remain fairly supportive in the US. A weak dollar and low long-term interest rates have partially offset the effect of a higher fed funds rate on economic activity – though 5.25% is not high by historic standards. The US economy grew by a respectable 3.4% in 2006, though sluggish growth towards the end of the year –largely attributed to a sharp slowdown in the housing and auto sectors – led markets to price in rate cuts in 2007. This helped to exacerbate the yield curve inversion that prevailed for most of 2006.

The European Central Bank lifted the Refi Rate to 2.25% in January 2006. Prior to that, the Refi had been on hold at 2% for two and a half years. Four more quarter-point increases followed, taking the Refi to 3.25% by year-end. Markets expect this ‘normalisation’ to continue in 2007, as the improved economic environment meant that ultra-low interest rates were no longer needed to stimulate demand.

Exchange rates are an important driver of monetary conditions; they also affect earnings reported by the Group’s non-UK subsidiaries, and the value of non-sterling denominated assets and liabilities. The pound rose by 25c against the dollar over the course of the year, or 14%, in response to the unexpected (at the start of 2006) increase in UK interest rates. Sluggish growth in the US towards the end of the year, and the market’s perception that this would lead to lower interest rates in 2007, also put downward pressure on the dollar.

Supervision and regulation

1 United Kingdom

1.1     The regulatory regime applying to the UK financial services industry

The Financial Services and Markets Act 2000 (“FSMA 2000”), containing an integrated legislative framework for regulating most of the UK financial services industry, came into force at the end of 2001. This and subsequent amendments established the Financial Services Authority (the “FSA”) as the single statutory regulator responsible for regulating deposit taking, insurance, mortgage and investment business in the UK.

Under the FSMA 2000, businesses require the FSA's permission to undertake specified types of activities including entering into and carrying out contracts of insurance; managing, dealing in or advising on, investments; mortgage business; accepting deposits; and issuing electronic money (‘regulated activities’). The FSA has published detailed regulatory requirements contained in a Handbook of Rules and Guidance.

The FSA’s statutory objectives are to maintain confidence in, and to promote public understanding of, the UK financial system; to secure an appropriate degree of consumer protection; and to reduce the scope for financial crime. In achieving these objectives, the FSA must take account of certain ‘principles of good regulation’ which include recognising the responsibilities of authorised firms’ own management, facilitating innovation and competition and acting proportionately in imposing burdens on the industry.

1.2     Authorised firms in the Group

As at 31 December 2006, 33 companies in the Group, spanning a range of financial services sectors (banking, insurance and investment business), are authorised to conduct activities regulated by the FSA. These companies are referred to as 'authorised firms'.

The FSA supervises the banking business of the UK based banks in the Group, including The Royal Bank of Scotland, NatWest, Coutts & Co, Ulster Bank Limited and Tesco Personal Finance Limited.

General insurance business is principally undertaken by companies in the RBS Insurance division, whilst life assurance business is undertaken by Royal Scottish Assurance plc and National Westminster Life Assurance Limited (with the Group’s partner, the AVIVA Group) and Direct Line Life Insurance Company Limited. Investment management business is principally undertaken by companies in the Retail Markets division, including Adam Company Investment Management Limited and Coutts & Co Investment Management Limited, and in the Corporate Markets division, RBS Asset Management Limited.

1.3     The FSA’s regulatory approach and supervisory standards

The regulatory regime uses the full range of regulatory tools (including the authorisation of firms, rule-making, supervision, investigation and enforcement) available to the FSA. It is founded on a risk based, integrated approach to regulation.

The FSA can request information from and give directions to, authorised firms. It may also require authorised firms to provide independent reports prepared by experts. The FSA can exercise indirect control over the holding companies of authorised firms via its statutory powers to object to persons who are, or will become, ‘controllers’ of these firms.

As part of its regulatory approach the FSA carries out regular risk assessments of the Group which is also subject generally to direct and on-going FSA supervision.

The FSA carries out the prudential supervision and conduct of business regulation of all authorised firms and also regulates the conduct of their business in the UK. Currently, the application of its conduct of business rules to banking business is limited, but detailed conduct of business requirements apply to general insurance intermediary activities, mortgage business and investment business activities.

Prudential supervision includes monitoring the adequacy of a firm's management, its financial resources and internal systems and controls. Firms are required to submit regular returns to the FSA which provide material for supervisory assessment. Following the official adoption in the UK of the EU Capital Requirements Directive, new prudential sourcebooks were issued to take effect from 1 January 2007.

Many of the standards relating to the capital which firms must hold to absorb losses arising from risks to its business are determined by EU legislation or are negotiated internationally. The current capital adequacy regime requires firms to maintain certain levels of capital, of certain specified types (or tiers), against particular business risks.

In its supervisory role, the FSA sets requirements relating to matters such as consolidated supervision, capital adequacy, liquidity, large exposures, and the adequacy of accounting records and controls. Banks are required to set out their policy on ‘large exposures’ and to inform the FSA of this. The policy must be reviewed annually and any significant departures from policies must be discussed with the FSA. Large exposures must be monitored and controlled.

As regards the insurance industry, the FSA’s primary objective is to regulate and supervise the industry so that policyholders have confidence that they have bought appropriate products, and so that UK insurers are able to meet their liabilities and treat customers fairly. The FSA sets requirements relating to ‘margins of solvency’ (i.e. the excess of the value of assets over the amount of liabilities). Companies carrying out insurance business are required to submit regular returns covering reserves and solvency to the FSA.

Firms must also meet standards relating to senior management and internal controls and systems and must comply with rules designed to reduce the scope for firms to be used for money laundering. Revised Joint Money Laundering Steering Group Guidance Notes were published in February 2006 and came into force six months later. The EU has published its draft Third Money Laundering Directive which will supersede the two previous Anti Money Laundering Directives. Implementation is required by December 2007.

Conduct of business standards essentially govern key aspects of firms’ relationships with customers, and require the provision of clear and adequate information, the managing of conflicts of interest and the recommending of products suitable to the needs of customers. The marketing of financial products (particularly investment products) is subject to detailed requirements. The FSA is scheduled to issue new conduct of business rules during 2007 to comply with the implementation of the Markets in Financial Instruments Directive in November 2007.

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

The FSA's high level principles require all regulated firms to treat their customers fairly. The FSA has undertaken a number of industry wide thematic reviews on this issue, and it has remained a primary supervisory theme throughout 2006. The FSA has indicated that it will include assessment of firms’ effectiveness in this area in regular risk assessments of firms.

The Financial Services Compensation Scheme (financed by levies on authorised firms) is available to provide compensation up to certain limits if a firm collapses owing money to investors, depositors or policyholders.

Additional information continued

1.5      Fraud

During 2006, the FSA reviewed and reported on several fraud related topics across the financial services industry. These have been designed to raise awareness and understanding of their expectations in managing fraud risks at a general level such as ‘Firm’s High Level Management of Fraud Risk,’ and have also been issued to cover recommendations on specific topics such as ‘Online Fraud’, ‘Mortgage Fraud’ and ‘Commercial Property Fraud’.

1.6      Enforcement

Where appropriate, the FSA may discipline and/or prosecute for breaches of the legislative or regulatory requirements. The FSA works closely with the criminal authorities and uses both civil and criminal powers. It can withdraw a firm's authorisation, discipline firms and individuals, prosecute for various offences and require funds to be returned to customers.

The FSA also has powers under certain consumer legislation to take action against authorised firms to address unfair terms in financial services consumer contracts.

2         Europe

Much of the regulatory agenda in the UK and other European Member States in which the Group operates continues to be set by the European Union. Legislation comprising the EU’s Financial Services Action Plan is nearly complete and implemented, with attention now turning to the policy agenda through to 2010. The Commission wishes to pursue a different approach to policymaking: costed, evidence-based and targeted. Nonetheless, there are some major initiatives already in the pipeline; including a revised Consumer Credit Directive, a directive to establish a legal framework for the euro payments area, Solvency II (a revised EU capital framework for insurance companies), and possible legislation on mortgage credit and investment funds. The Group has been increasingly engaged with the EU and national policymakers on all these priority measures, and will aim to maintain this level of involvement.

The Group conducts business in several European countries. Notable European operations include business in the Republic of Ireland through the Ulster Bank Group (regulated by the Irish Financial Regulator); and Retail and Insurance business through the Retail Markets and RBS Insurance divisions in Germany, Italy, Spain and the Netherlands (regulated by those countries’ respective regulatory authorities). In all of these operations the Group recognises the importance of meeting the respective regulatory requirements.

3        United States

As the ultimate parent of Citizens’ subsidiary US banks, the company is a bank holding company within the meaning of, and subject to regulation and supervision under, the US Bank Holding Company Act of 1956, as amended (the ”BHCA”), by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). Under current Federal Reserve Board policy, the company is expected to act as a source of financial strength to its US bank subsidiaries. Bank holding companies that meet certain eligibility criteria may elect to become ‘financial holding companies’ under the BHCA. The company elected to become a financial holding company effective in February 2004. As a financial holding company, the company may engage in any activity, and may acquire and retain the shares of any company engaged in any activity, that the Federal Reserve Board has determined to be ‘financial in nature’ or ‘incidental’ or ‘complementary’ thereto. Activities that meet these criteria include unrestricted securities underwriting and dealing, insurance underwriting, and various venture capital or investment activities. Financial holding companies must give the Federal Reserve Board after-the-fact notice of any such new activities.

Bank holding companies (including bank holding companies that are also financial holding companies, such as the company) are required to obtain the prior approval of the Federal Reserve Board before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of the voting shares of any US bank or bank holding company.

The company’s US bank and non-bank subsidiaries and The Royal Bank of Scotland’s US offices, are subject to direct supervision and regulation by various other federal and state authorities. Citizens’ state-chartered bank subsidiaries are subject to regulation and supervision by state banking authorities and the US Federal Deposit Insurance Corporation, and The Royal Bank of Scotland’s New York branch is supervised by the New York State Banking Department. The company’s US insurance agencies are regulated by state insurance authorities. The company’s US securities affiliates, including Greenwich Capital Markets, Inc., are subject to regulation and supervision by the US Securities and Exchange Commission and various self-regulating organisations. The futures activities of Greenwich Capital Markets, Inc. are also subject to oversight by the US Commodity Futures Trading Commission and the Chicago Board of Trade. Charter One Bank, N.A., Citizens Bank, N.A., and RBS National Bank are regulated and supervised primarily by the US Office of the Comptroller of the Currency.

On 26 October 2001, the President of the United States signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “Patriot Act”). The Patriot Act was renewed on 2 March 2006 and signed into law by the President of the United States on 9 March 2006. The Patriot Act significantly expanded the responsibilities of financial institutions in preventing the use of the US financial system to fund terrorist activities. Title III of the Patriot Act (officially, the “International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001”) is the anti-money laundering portion of the Patriot Act. Title III provided for a sweeping overhaul of the US anti-money laundering regime. Among other provisions, it requires financial institutions operating in the United States to (i) give special attention to correspondent and payable-through bank accounts, (ii) implement enhanced reporting, due diligence and “know your customer” standards for private banking and correspondent banking relationships, (iii) scrutinise the beneficial ownership and activity of certain non-US and private banking customers and (iv) develop new anti-money laundering programmes, due diligence policies and controls to ensure the detection and reporting of money laundering. The Patriot Act requires all US financial institutions to develop anti-money laundering programmes. Such required compliance programmes are intended to supplement any existing compliance programmes for purposes of requirements under the Bank Secrecy Act and the Office of Foreign Assets Control Regulations.

4        Other jurisdictions

Through its Corporate Markets and Wealth Management divisions, the Group conducts business in various other jurisdictions and is regulated by many financial and other regulatory bodies around the world. These jurisdictions include among others China, Hong Kong, Japan, Singapore and Australia in the Asia Pacific region; Abu Dhabi, Dubai and Bahrain where the Group has branches and representative offices; and Switzerland and the Channel Islands.

5         Regulatory developments for capital and risk management

The Basel Committee on Banking Supervision issued new requirements for firms’ risk weighted asset (“RWA”) calculations in June 2004. These rules are generally referred to as Basel 2.

In the EU, this new framework became law through the Capital Requirements Directive and associated changes to national laws or regulatory guidelines (e.g. the FSA’s GENPRU and BIPRU). Within the US, regulators have the flexibility to implement Basel 2 directly, after their final Notice of Proposed Rulemaking. Full adoption of these rules comes into force across the EU on 1 January 2008 and the US from 1 January 2009.

Application of Basel 2 differs between jurisdictions. The EU is applying Basel 2 to all banks and investment firms. The US is taking a different approach, mandating that the largest internationally active US banks use the ‘Advanced’ approaches for credit and operational risk calculations; other US banks will remain on the pre-existing standards or a modified version thereof (Basel 1 or Basel 1a) or decide to ‘opt-into’ Basel 2. Our US subsidiary, Citizens Financial Group, is an ‘opt-in’ firm for these purposes.

The Group has submitted a request to the FSA (generally referred to as a ‘waiver’) to adopt the Advanced Internal Ratings-Based approach (“AIRB”) for the majority of the Group’s EU credit risk exposures from the earliest possible date, January 2008. In order to satisfy the requirements for AIRB, which is the most sophisticated option available to firms, banks are required to have risk grading, scoring and validation approaches that calculate the Probability of Default, Exposure at Default and Loss Given Default for each facility. Outputs from these models, along with other factors, such as maturity, are then used to calculate RWAs according to regulatory formulas.

The implications of the new rules are becoming clearer. Assuming average risk profiles, banks will require less capital to support lending to residential mortgages and other retail and small and medium enterprises. Good quality corporate lending should also see a reduction in capital requirements. Conversely banks, on average, will be required to hold more regulatory capital for some specialised lending and equity exposures, sovereigns and poorer quality bank and corporate credits, although the actual capital requirements under Basel 2 depend on a number of factors, including collateral.

Basel 2 introduces, for the first time, an explicit requirement to hold capital for operational risk. Of the available options, the Group is adopting ‘The Standardised Approach’ initially, with the objective of migrating to the more sophisticated ‘Advanced Measurement Approach’, in line with the US implementation. In addition, Basel 2 also introduces two new elements – a formal supervisory review process (Pillar 2) and more extensive market disclosures (Pillar 3). The Group is making good progress in both areas, in advance of formal implementation in 2008.

Additional information continued

Description of property and equipment

The Group operates from a number of locations worldwide, principally in the UK. At 31 December 2006, the Royal Bank and NatWest had 647 and 1,629 retail branches, respectively, in the UK. Ulster Bank and First Active had a network of 272 branches in Northern Ireland and the Republic of Ireland. Citizens had 1,608 retail banking offices (including in-store branches) covering Connecticut, Delaware, Illinois, Indiana, Massachusetts, Michigan, New Hampshire, New Jersey, New York, Ohio, Pennsylvania, Rhode Island and Vermont. A substantial majority of the UK branches are owned by the Royal Bank, NatWest and their subsidiaries or are held under leases with unexpired terms of over 50 years. The Group’s principal properties include its headquarters at Gogarburn, Edinburgh, its principal offices in London at 135 and 280 Bishopsgate and the Drummond House administration centre located at South Gyle, Edinburgh.

Total capital expenditure on premises (excluding investment properties), computers and other equipment in the year ended 31 December 2006 was £1,140 million (2005 – £1,275 million; 2004 – £1,578 million).

Major shareholders

Details of major shareholders of the company’s ordinary and preference shares are given on page 67.

With the exception of Banco Santander Central Hispano S.A. which sold (i) 79 million shares representing 2.5% of the company’s ordinary share capital on 9 September 2004 and (ii) 82 million shares representing 2.5% of the company’s ordinary share capital on 27 January 2005, there have been no significant changes in the percentage ownership of major shareholders of the company’s ordinary and preference shares during the three years ended 28 February 2007. All shareholders within a class of the company’s shares have the same voting rights. The company is not directly or indirectly owned or controlled by another corporation or any foreign government.

At 28 February 2007, the directors of the company had options to purchase a total of 2,286,733 ordinary shares of the company.

As at 31 December 2006, almost all of the company’s US$ denominated preference shares were held by shareholders registered in the US. All other shares were predominantly held by shareholders registered outside the US.

Material contracts

The company and its subsidiaries are party to various contracts in the ordinary course of business. For the year ended 31 December 2006 there have been no material contracts entered into outside the ordinary course of business.

Shareholder information

214  Financial calendar

214  Shareholder enquiries

214  Capital gains tax

215  Analyses of ordinary shareholders

216  Trading market

218  Dividend history

220  Taxation for US holders

222  Exchange controls

222  Memorandum and articles of association

222  Documents on display

223  Important addresses

223  Principal offices

Shareholder information

Financial calendar
Annual General Meeting	25 April 2007 at 2.00 pm Edinburgh International Conference Centre, The Exchange, Morrison Street, Edinburgh

Interim results	3 August 2007

Dividends
Payment dates:
Ordinary shares (2006 Final)	8 June 2007
Ordinary shares (2007 Interim)	October 2007
Cumulative preference shares	31 May and 31 December 2007
Non-cumulative dollar preference shares	30 March, 29 June, 28 September and 31 December 2007
Ex-dividend dates:
Ordinary shares (2006 Final)	7 March 2007
Cumulative preference shares	2 May 2007
Record dates:
Ordinary shares (2006 Final)	9 March 2007
Cumulative preference shares	4 May 2007

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

ShareGift

The company is aware that shareholders who hold a small number of shares may be retaining these shares because dealing costs make it uneconomical to dispose of them. ShareGift, the charity share donation scheme is a free service operated by The Orr Mackintosh Foundation (registered charity 1052686) to enable shareholders to donate shares to charity.

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

 Analyses of ordinary shareholders at 31 December 2006
		Number
		of shares	%
	shareholdings	– millions	of total

Individuals	163,039	227.4	7.2
Banks and nominee companies	21,125	2,851.2	90.4
Investment trusts	163	0.6	—
Insurance companies	337	1.7	0.1
Other companies	2,056	42.4	1.3
Pension trusts	46	11.2	0.4
Other corporate bodies	87	18.3	0.6

	186,853	3,152.8	100.0

Range of shareholdings:
10,000,001–1,000	127,139	41.9	1.3
10,001,001–10,000	54,993	148.6	4.7
10,010,001–100,000	3,433	84.6	2.7
11,100,001–1,000,000	914	313.3	10.0
11,000,001–10,000,000	322	934.5	29.6
10,000,001 and over	52	1,629.9	51.7

	186,853	3,152.8	100.0

Shareholder information continued

Trading market

On 16 October 1996, 26 March 1997, 12 February 1998, 8 February 1999, 12 June 2001, 30 September 2004, 26 August 2004, 19 May 2005, 9 November 2005, 25 May 2006 and 27 December 2006 the company issued the following American Depositary Shares (“ADSs”) in the United States, which were outstanding at 31 December 2006:

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

16,000,000 Series K (“Series K ADSs”) representing 16,000,000 non-cumulative dollar preference shares, Series K;

34,000,000 Series L (“Series L ADSs”) representing 34,000,000 non-cumulative dollar preference shares, Series L;

37,000,000 Series M (“Series M ADSs”) representing 37,000,000 non-cumulative dollar preference shares, Series M;

40,000,000 Series N (“Series N ADSs”) representing 40,000,000 non-cumulative dollar preference shares, Series N;

22,000,000 Series P (“Series P ADSs”) representing 22,000,000 non-cumulative dollar preference shares, Series P;

27,000,000 Series Q (“Series Q ADSs”) representing 27,000,000 non-cumulative dollar preference shares, Series Q; and

26,000,000 Series R (“Series R ADSs”) representing 26,000,000 non-cumulative dollar preference shares, Series R.

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

In March 2006, the company redeemed the 7 million Series D non-cumulative preference shares of US$0.01 each and the 12 million Series I non-cumulative preference shares of US$0.01 each.

In January 2007, the company redeemed the 8 million Series E non-cumulative preference shares of US$0.01 each, the 10 million Series G non-cumulative preference shares of US$0.01 each and the 16 million Series K non-cumulative preference shares of US$0.01 each.

At 31 December 2006, there were 99 registered shareholders of Series E ADSs, 112 registered shareholders of Series F ADSs, 74 registered shareholders of Series G ADSs, 73 registered shareholders of Series H ADSs, 55 registered shareholders of Series K ADSs, 26 registered shareholders of Series L ADSs, 1 registered shareholder of Series M ADSs, 49 registered shareholders of Series N ADSs, 54 registered shareholders of Series P ADSs, 20 registered shareholders of Series Q ADSs and 1 registered shareholder of Series R ADSs.

On 20 August 2001, the company issued US$1.2 billion of perpetual regulatory tier one securities (‘PROs’) in connection with a public offering in the United States.

The ADSs and the PROs are listed on the NYSE.

The following table shows the high and low sales prices for each of the outstanding ADSs and PROs for the periods indicated, as reported on the NYSE composite tape:

		Series E	Series F	Series G	Series H	Series K	Series L	Series M	Series N	Series P	Series Q	Series R
Figures in US$		ADSs (1)	ADSs	ADSs (1)	ADSs	ADSs (1)	ADSs	ADSs	ADSs	ADSs	ADSs	ADSs	PROs (2)

By month
March 2007	High	—	25.76	—	25.80	—	24.50	25.99	25.70	25.72	26.66	25.42	122.07
	Low	—	25.35	—	25.29	—	24.13	25.60	25.35	25.31	26.08	25.03	115.81
February 2007	High	—	25.70	—	25.85	—	24.43	25.92	25.63	25.70	26.91	25.23	120.53
	Low	—	25.43	—	25.63	—	24.10	25.53	25.44	25.33	26.32	24.95	117.27
January 2007	High	25.09	25.70	25.08	25.77	25.08	24.75	25.86	25.75	25.83	26.77	25.50	119.09
	Low	25.00	25.26	24.98	25.21	24.97	24.02	25.50	25.40	25.25	26.17	24.79	116.00
December 2006	High	26.25	26.00	25.95	25.95	25.84	24.62	26.08	25.96	26.07	26.76	—	121.54
	Low	25.00	25.29	24.91	25.17	24.94	24.02	25.48	25.41	25.42	26.13	—	117.66
November 2006	High	26.25	26.08	25.92	25.80	25.85	24.50	25.88	25.84	25.70	26.60	—	121.22
	Low	25.81	25.75	25.68	25.55	25.63	23.99	25.42	25.38	25.18	26.20	—	117.80
October 2006	High	26.20	26.73	25.94	25.63	25.86	24.27	25.68	25.56	25.80	26.28	—	118.95
	Low	25.27	25.93	25.45	25.31	25.32	23.80	25.23	25.21	24.91	25.97	—	114.47

By quarter
2007: First quarter	High	25.09	25.78	25.08	25.85	25.08	24.75	25.99	25.75	25.83	26.91	25.50	122.07
	Low	25.00	25.26	24.98	25.21	24.97	24.02	25.50	25.35	25.25	26.08	24.79	115.81
2006: Fourth quarter	High	26.25	26.73	25.95	25.95	25.86	24.62	26.08	25.96	26.07	26.76	—	121.54
	Low	25.00	25.29	24.91	25.17	24.94	23.80	25.23	25.21	24.91	25.97	—	114.47
2006: Third quarter	High	26.08	26.91	25.81	25.75	25.91	24.08	25.44	25.30	25.33	26.24	—	117.81
	Low	25.26	25.58	25.15	25.16	25.22	21.71	24.05	23.69	23.64	25.08	—	106.96
2006: Second quarter	High	25.95	26.07	25.60	25.49	25.48	23.39	25.03	25.04	24.70	25.55	—	114.90
	Low	25.46	25.45	25.03	25.01	25.08	21.15	23.58	23.32	22.76	24.67	—	106.06
2006: First quarter	High	26.38	27.25	25.90	25.78	25.86	24.50	25.62	25.60	25.35	—	—	122.23
	Low	25.55	25.72	25.35	25.25	25.22	23.09	25.08	25.10	24.72	—	—	114.75
2005: Fourth quarter	High	26.76	27.83	26.00	25.91	26.05	24.19	25.50	25.45	25.50	—	—	121.96
	Low	25.75	26.02	25.28	25.20	25.30	22.67	24.77	24.70	24.60	—	—	116.70
2005: Third quarter	High	27.00	27.45	26.00	25.96	26.37	24.90	26.30	26.23	—	—	—	127.58
	Low	26.10	26.50	25.51	25.36	25.59	23.95	25.37	25.33	—	—	—	121.31
2005: Second quarter	High	27.05	27.30	25.80	26.19	26.53	24.40	25.97	25.38	—	—	—	128.54
	Low	26.30	26.27	25.37	25.30	25.75	23.76	25.30	25.00	—	—	—	121.46
2005: First quarter	High	27.50	28.00	25.97	25.79	26.84	24.99	26.75	—	—	—	—	129.57
	Low	26.11	26.26	25.30	25.26	25.82	23.31	25.01	—	—	—	—	120.03

By year
2006	High	26.38	27.25	25.95	25.95	25.91	24.62	26.08	25.96	26.07	26.76	—	122.23
	Low	25.00	25.29	24.91	25.01	24.94	21.15	23.58	23.32	22.76	24.67	—	106.06
2005	High	27.50	28.00	26.00	26.19	26.84	24.99	26.75	26.23	25.50	—	—	129.57
	Low	25.75	26.02	25.28	25.20	25.30	22.67	24.77	24.70	24.60	—	—	116.70
2004	High	29.00	28.45	25.92	25.87	28.00	24.68	26.16	—	—	—	—	125.14
	Low	25.90	25.65	24.20	24.45	25.70	23.51	25.13	—	—	—	—	110.58
2003	High	29.20	29.05	26.00	26.40	28.20	—	—	—	—	—	—	130.78
	Low	27.01	27.03	25.00	25.10	26.05	—	—	—	—	—	—	111.06
2002	High	28.20	28.00	25.73	26.05	27.30	—	—	—	—	—	—	116.36
	Low	25.53	25.15	24.46	24.27	24.79	—	—	—	—	—	—	100.07

Notes:
(1)	Redeemed in January 2007.
(2)	Price quoted as a % of US$1,000 nominal.

Shareholder information continued

Dividend history

As discussed on page 2, the Group implemented IFRS with effect from 1 January 2004. The dividend data presented for 2004, 2005 and 2006, each of which is based on IFRS, is not directly comparable with the dividend data presented for 2002 and 2003 on this page, each of which is based on UK GAAP.

Preference and other non-equity dividends

Following the implementation of IAS 32 on 1 January 2005, several of the Group's preference share issues are now included in subordinated liabilities. In 2004, all preference shares were classified as non-equity and included in shareholders' equity.

	2006 — IFRS				2005 — IFRS		2004 — IFRS

	Subordinated liabilities		Equity		Subordinated liabilities	Equity	Non-equity
Amount per share	$	£	$	£	£	£	£

Non-cumulative preference shares of US$0.01
– Series D (redeemed March 2006)	0.37	0.21			1.13		1.11
– Series E (1)	2.03	1.10			1.12		1.10
– Series F	1.91	1.03			1.06		1.04
– Series G (1)	1.85	1.00			1.02		1.00
– Series H	1.81	0.98			1.00		0.98
– Series I (redeemed March 2006)	0.36	0.20			1.10		1.08
– Series J (redeemed November 2005)	—	—			1.06		1.15
– Series K (1)	1.97	1.06			1.09		1.07
– Series L	1.44	0.78			0.79		0.19
– Series M			1.60	0.87		0.88	0.30
– Series N			1.59	0.86		0.55	—
– Series P			1.56	0.85		0.13	—
– Series Q (issued May 2006)			1.01	0.53		—	—
– Series R (issued December 2006)			—	—		—	—
Non-cumulative convertible preference shares of US$0.01
– Series 1	91.18	50.26			50.33		49.05
– Series 2 (redeemed March 2005)	—	—			11.60		47.43
– Series 3 (redeemed December 2005)	—	—			43.03		41.74
Non-cumulative convertible preference shares of €0.01
– Series 1 (redeemed March 2005)	—	—			11.54		44.19
Non-cumulative preference shares of €0.01
– Series 1			73.07	37.18		41.14	3.45
– Series 2			71.18	36.22		—	—
Non-cumulative convertible preference shares of £0.01
– Series 1	145.16	73.87			73.87		73.87

Ordinary dividends
				2006 - IFRS		2005 - IFRS	2004 - IFRS
Amount per share				cents	pence	pence	pence

Final dividend for previous year declared during current year				91.3	53.1	41.2	35.7
Interim dividend				47.4	24.2	19.4	16.8

Total dividends on equity shares				138.7	77.3	60.6	52.5

Final dividends are not accounted for until they have been ratified by members in a general meeting. At the Annual General Meeting on 25 April 2007, a final dividend in respect of 2006 of 66.4 pence per share (130.0 cents per share) is to be proposed.

Notes:
(1)	Redeemed in January 2007.

     For further information, see Notes 6 and 7 on the accounts.

Preference and other non-equity dividends

	2003 - UK GAAP	2002 - UK GAAP
	£	£
Amount per share

Non-cumulative preference shares of US$0.01
– Series B (redeemed January 2003)	0.13	1.65
– Series C (redeemed January 2003)	0.11	1.40
– Series D	1.23	1.34
– Series E	1.21	1.32
– Series F	1.15	1.25
– Series G	1.11	1.21
– Series H	1.09	1.18
– Series I	1.20	1.31
– Series J	1.27	1.39
– Series K	1.18	1.29
Non-cumulative convertible preference shares of US$ 0.01
– Series 1	54.89	59.15
– Series 2	53.08	57.20
– Series 3	45.57	49.81
Non-cumulative convertible preference shares of € 0.01
– Series 1	49.58	44.45
Non-cumulative convertible preference shares of £ 0.01
– Series 1	73.87	73.87
Additional Value Shares of £0.01	0.55	0.30

Ordinary dividends
	2003-UK GAAP	2002-UK GAAP
Amount per share	pence	pence

Interim dividend	14.6	12.7
Final	35.7	31.0

Total dividends on equity shares	50.3	43.7

Taxation for US Holders

The following discussion summarises certain US federal and UK tax consequences of the acquisition, ownership and disposition of non-cumulative dollar preference shares, ADSs or PROs by a beneficial owner that is a citizen or resident of the United States or that otherwise will be subject to US federal income tax on a net income basis in respect of the non-cumulative dollar preference shares, ADSs or PROs (a “US Holder”). This summary assumes that a US Holder is holding non-cumulative dollar preference shares, ADSs or PROs, as applicable, as capital assets. This summary does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the UK for UK tax purposes or (ii) generally, that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the company.

The statements and practices set forth below regarding US and UK tax laws, including the US/UK double taxation convention relating to income and capital gains which entered into force on 31 March 2003 (the “Treaty”), and the US/UK double taxation convention relating to estate and gift taxes (the “Estate Tax Treaty”), are based on those laws and practices as in force and as applied in practice on the date of this Report. This summary is not exhaustive of all possible tax considerations and holders are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US federal, state, local and other laws, and possible changes in taxation law, of the acquisition, ownership and disposition of non-cumulative dollar preference shares, ADSs or PROs by consulting their own tax advisers.

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

Subject to applicable limitations that may vary depending upon a holder’s individual circumstances, dividends paid to certain non-corporate US Holders in taxable years beginning before 1 January 2011 will be taxable at a maximum tax rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

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

Estate and gift tax

Subject to the discussion of the Estate Tax Treaty in the next paragraph, non-cumulative dollar preference shares or ADSs beneficially owned by an individual may be subject to UK inheritance tax (subject to exemptions and reliefs) on the death of the individual or in certain circumstances, if the non-cumulative dollar preference shares or ADSs are the subject of a gift (including a transfer at less than market value) by such individual. (Inheritance tax is not generally chargeable on gifts to individuals made more than seven years before the death of the donor). Non-cumulative dollar preference shares or ADSs held by the trustees of a settlement will also be subject to UK inheritance tax. Special rules apply to such settlements.

Shareholder information continued

Taxation for US Holders (continued)

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

UK stamp duty and stamp duty reserve tax (“SDRT”)

The following is a summary of the UK stamp duty and SDRT consequences of transferring an ADS or ADR in registered form (otherwise than to the custodian on cancellation of the ADS) or of transferring a non-cumulative dollar preference share. A transfer of a registered ADS or ADR executed and retained in the United States will not give rise to stamp duty and an agreement to transfer a registered ADS or ADR will not give rise to SDRT. Stamp duty or SDRT will normally be payable on or in respect of transfers of non-cumulative dollar preference shares and accordingly any holder who acquires or intends to acquire non-cumulative dollar preference shares is advised to consult its own tax advisers in relation to stamp duty and SDRT.

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

Subject to applicable limitations that may vary depending upon a holder’s individual circumstances, dividends paid to certain non-corporate US Holders in taxable years beginning before 1 January 2011 will be taxable at a maximum tax rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

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

United Kingdom
Taxation of payments on the PROs

Payments on the PROs will constitute interest rather than dividends for UK withholding tax purposes. However, the PROs will constitute ‘quoted eurobonds’ within the meaning of section 349 of the Income and Corporation Taxes Act 1988 and therefore payments of interest will not be subject to withholding or deduction for or on account of UK taxation as long as the PROs remain at all times listed on a ‘recognised stock exchange’ within the meaning of section 841 of the Income and Corporation Taxes Act 1988. In all other cases, an amount must be withheld on account of UK income tax at the lower rate (currently 20%) subject to any direction to the contrary by HM Revenue & Customs under the Treaty and except that the withholding obligation is disapplied in respect of payments to persons who the company reasonably believes are within the charge to corporation tax or fall within various categories enjoying a special tax status (including charities and pension funds), or are partnerships consisting of such persons (unless HM Revenue & Customs directs otherwise). Where interest has been paid under deduction of UK withholding tax, US Holders may be able to recover the tax deducted under the Treaty.

Any paying agent or other person by or through whom interest is paid to, or by whom interest is received on behalf of, an individual, may be required to provide information in relation to the payment and the individual concerned to HM Revenue & Customs. HM Revenue & Customs may communicate this information to the tax authorities of other jurisdictions.

HM Revenue & Customs confirmed at around the time of the issue of the PROs that interest payments would not be treated as distributions for UK tax purposes by reason of (i) the fact that interest may be deferred under the terms of issue; or (ii) the undated nature of the PROs, provided that at the time an interest payment is made, the PROs are not held by a company which is ‘associated’ with the company or by a ‘funded company’. A company will be associated with the company if, broadly speaking, it is part of the same group as the company. A company will be a ‘funded company’ for these purposes if there are arrangements involving that company being put in funds (directly or indirectly) by the company, or an entity associated with the company. In this respect, HM Revenue & Customs has confirmed that a company holding an interest in the PROs which incidentally has banking facilities with any company associated with the company will not be a ‘funded company’ by virtue of such facilities.

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

Inheritance tax

In relation to PROs held through DTC (or any other clearing system), the UK inheritance tax position is not free from doubt in respect of a lifetime transfer, or death of, a US Holder who is not domiciled nor deemed to be domiciled in the UK for inheritance tax purposes; HM Revenue & Customs is known to consider that the situs of securities held in this manner is not necessarily determined by the place where the securities are registered. In appropriate circumstances, there may be a charge to UK inheritance tax as a result of a lifetime transfer at less than market value by, or on the death of, such US Holder. Inheritance tax is not generally chargeable on gifts to individuals made more than seven years before the death of the donor. However, exemption from, or a reduction of, any such UK tax liability may be available under the Estate Tax Treaty (see below). US Holders should consult their professional advisers in relation to such potential liability.

PROs beneficially owned by an individual, whose domicile is determined to be the United States for the purposes of the Estate Tax Treaty and who is not a national of the UK, will not be subject to UK inheritance tax on the individual’s death or on a lifetime transfer of the PRO, except in certain cases where the PRO (i) is comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the UK); (ii) is part of the business property of a UK permanent establishment of an enterprise; or (iii) pertains to a UK fixed base of an individual used for the performance of independent personal services. The Estate Tax Treaty generally provides a credit against US federal estate or gift tax liability for the amount of any tax paid in the UK in a case where the PRO is subject to both UK inheritance tax and US federal estate or gift tax.

Stamp duty and SDRT

No stamp duty, SDRT or similar tax is imposed in the UK on the issue, transfer or redemption of the PROs.

Exchange controls

The company has been advised that there are currently no UK laws, decrees or regulations which would prevent the import or export of capital, including the availability of cash or cash equivalents for use by the Group, or the remittance of dividends or other payments to non-UK resident holders of the company’s non-cumulative dollar preference shares.

There are no restrictions under the articles of association of the company or under UK law, as currently in effect, which limit the right of non-UK resident owners to hold or, when entitled to vote, freely to vote the company’s non-cumulative dollar preference shares.

Memorandum and articles of association

The company’s Memorandum of Association and Articles of Association as in effect at the date of this annual report are registered with the Registrar of Companies of Scotland. The Articles of Association were last amended on 29 April 2004 and have been filed with the SEC. For a description of certain provisions of the company’s Memorandum and Articles, see the ‘Additional Information — Memorandum and Articles of Association’ section of the company’s Annual Report on Form 20-F for the fiscal year ended 31 December 2004.

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

Code of ethics

As discussed on page 65, the Group has adopted a code of ethics that is applicable to all of the Group's employees, which will be provided to any person, upon request, by contacting Group Secretariat at the telephone number listed on the following page.

Documents on display

Documents concerning the company may be inspected at 36 St Andrew Square, Edinburgh, EH2 2YB.

Executive directors’ service contracts and copies of directors’ indemnities granted by the company in terms of section 309C of the Companies Act 1985 may be inspected at the company’s office at Gogarburn, Edinburgh, EH12 1HQ (telephone 0131 626 4114).

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

Important addresses	Principal offices

Shareholder enquiries Registrar	The company
Computershare Investor Services PLC	PO Box 1000 Gogarburn Edinburgh EH12 1HQ
PO Box 82	Telephone: 0131 626 0000
The Pavilions
Bridgwater Road	The Royal Bank of Scotland plc
Bristol BS99 7NH
Telephone: 0870 702 0135	PO Box 1000 Gogarburn Edinburgh EH12 1HQ
Facsimile: 0870 703 6009	280 Bishopsgate London EC2M 4RB
Email: web.queries@computershare.co.uk
National Westminster Bank Plc
Group Secretariat	135 Bishopsgate London EC2M 3UR
The Royal Bank of Scotland Group plc
PO Box 1000	Citizens
Business House F	Citizens Financial Group, Inc.
Gogarburn	One Citizens Plaza Providence Rhode Island 02903 USA
Edinburgh EH12 1HQ
Telephone: 0131 556 8555	Ulster Bank
Facsimile: 0131 626 3081	11-16 Donegall Square East Belfast BT1 5UB
George’s Quay Dublin 2
Investor Relations
280 Bishopsgate	RBS Insurance
London EC2M 4RB	Direct Line House 3 Edridge Road Croydon Surrey CR9 1AG
Telephone: 0207 672 1758	Churchill Court Westmoreland Road Bromley BR1 1DP
Email: investor.relations@rbsir.com
RBS Greenwich Capital
Registered office	600 Steamboat Road
36 St Andrew Square	Greenwich Connecticut 06830 USA
Edinburgh EH2 2YB
Telephone: 0131 556 8555	Coutts Group
440 Strand London WC2R 0QS
Registered in Scotland No. 45551
The Royal Bank of Scotland International Limited
Website	Royal Bank House 71 Bath Street
www.rbs.com	St Helier Jersey Channel Islands JE4 8PJ

NatWest Offshore 23/25 Broad Street St Helier Jersey Channel Islands JE4 8QJ

Exhibit index

Exhibit Number	Description
1.1*	Memorandum and Articles of Association of The Royal Bank of Scotland Group plc
4.1***	Contract of employment for Sir Frederick A. Goodwin
4.2***	Consulting Agreement for Bud Koch
4.3***	Supplementary Agreement for Bud Koch
4.4****	Service contract for Gordon Pell
4.5**	Service contract for Lawrence Fish
4.6****	Service contract for Guy Whittaker
4.7****	Service contract for Mark Fisher
4.8****	Service contract for Johnny Cameron
4.9	Service Agreement for Mark Fisher
4.10	Deed of Indemnity in favor of Sir Frederick A. Goodwin
4.11	Form of Deed of Indemnity for Directors
7.1	Explanation of ratio calculations
8.1	Principal subsidiaries of The Royal Bank of Scotland Group plc
12.1	CEO certification required by Rule 13a-14(a)
12.2	CFO certification required by Rule 13a-14(a)
13.1	Certification required by Rule 13a-14(b)
15.1	Consent of independent registered public accounting firm

* Previously filed and incorporated by reference to Exhibit 4.3 to Post-effective Amendment No. 2 to the Registration Statement on Form F-3 (Registration No. 333-100661) (filed on 22 June 2004).

** Previously filed and incorporated by reference to Exhibit 4.6 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2003 (File No. 1-10306).

*** Previously filed and incorporated by reference to Exhibits 4.1, 4.3 and 4.3.1, respectively, to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2004 (File No. 1-10306).

**** Previously filed and incorporated by reference to Exhibits 4.4, 4.6, 4.7 and 4.8, respectively, to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2005 (File No. 1-10306).

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

The Royal Bank of Scotland Group plc

Registrant

/s/ Guy Robert Whittaker

Guy Robert Whittaker
Group Finance Director

24 April 2007