Form 20-F
period 2008-12-31
ROYAL BANK OF SCOTLAND GROUP PLC
filed 2009-04-29
CIK 844150

As filed with the Securities and Exchange Commission on April 29, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 20 ordinary shares, nominal value £0.25 per share	New York Stock Exchange
Ordinary shares, nominal value £0.25 per share	New York Stock Exchange*
American Depositary Shares Series F, H, L, M, N, P, Q, R, S, T and U each representing one Non-Cumulative Dollar Preference Share, Series F, H, L, M, N, P, Q, R, S, T and U respectively	New York Stock Exchange
Dollar Perpetual Regulatory tier one securities, Series 1	New York Stock Exchange

* Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2008, the close of the period covered by the annual report:

Ordinary shares of 25 pence each	39,456,004,899	Non-cumulative dollar preference shares, Series F, H and L to U	308,015,000
Non-voting Deferred Shares	2,660,556,304	Non-cumulative convertible dollar preference shares, Series 1	1,000,000
11% cumulative preference shares	500,000	Non-cumulative euro preference shares, Series 1 to 3	2,526,000
5½% cumulative preference shares	400,000	Non-cumulative convertible sterling preference shares, Series 1	200,000
		Non-cumulative sterling preference shares, Series 1 and 2	5,750,000

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
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐

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
Yes ☐   No ☐

SEC Form 20-F cross reference guide

Item	Item Caption	Pages

PART I
1	Identity of Directors, Senior Management and Advisers	Not applicable
2	Offer Statistics and Expected Timetable	Not applicable
3	Key Information
	Selected financial data	21, 227-229, 254-255, 280-281
	Capitalisation and indebtedness	Not applicable
	Reasons for the offer and use of proceeds	Not applicable
	Risk factors	13-20
4	Information on the Company	24-27, 56, 64-81, 197-198, 201-203, 255-263
	History and development of the Company	4-5, 127-128, 208-209, 267, 289-291
	Business overview	4-5, 127-128, 245-250, 264-267
	Organisational structure	4-5, 204
	Property, plant and equipment	208-209, 267
4A	Unresolved Staff Comments	Not applicable
5	Operating and Financial Review and Prospects
	Operating results	6-12, 21-56, 93, 199-201, 264-267
	Liquidity and capital resources	55-56, 63-81, 82-86, 87-123, 129, 181-196, 199-203, 208-209, 217, 233-235, 240-244, 262-263
	Research and development, patents, licences etc	Not applicable
	Trend information	4-20, 264-267
	Off balance sheet arrangements	118-123, 199-201, 233-234, 236
	Contractual obligations	84-86, 232-234
6	Directors, Senior Management and Employees
	Directors and senior management	125-126
	Compensation	141-153, 174-178, 250-251
	Board practices	130-131, 133-137, 141, 145-146
	Employees	52, 128, 174-175
	Share ownership	128-129, 148-151, 153
7	Major Shareholders and Related Party Transactions
	Major shareholders	11, 132, 267
	Related party transactions	11, 251-252, 272
	Interests of experts and counsel	Not applicable
8	Financial Information
	Consolidated statements and other financial information	9, 127, 155-252, 265-267, 281
	Significant changes	6-12, 252

i

Item	Item Caption	Pages

9	The Offer and Listing
	Offer and listing details	278-279
	Plan of distribution	Not applicable
	Markets	277
	Selling shareholders	Not applicable
	Dilution	Not applicable
	Expenses of the issue	Not applicable
10	Additional Information
	Share capital	Not applicable
	Memorandum and articles of association	285-289
	Material contracts	267-272
	Exchange controls	285
	Taxation	282-285
	Dividends and paying agents	Not applicable
	Statement of experts	Not applicable
	Documents on display	289
	Subsidiary information	Not applicable
11	Quantitative and Qualitative Disclosure about Market Risk	57-123, 181-196, 199-203
12	Description of Securities other than Equity Securities	Not applicable

PART II
13	Defaults, Dividend Arrearages and Delinquencies		Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable
15	Controls and Procedures		138-139
16	[Reserved]
16	A	Audit Committee financial expert	136-137
	B	Code of ethics	128, 289
	C	Principal Accountant Fees and services	136-137, 178
	D	Exemptions from the Listing Standards for Audit Committees	Not applicable
	E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not applicable
	F	Change in Registrant’s Certifying Accountant	Not applicable
	G	Corporate Governance	133
PART III
17	Financial Statements		Not applicable
18	Financial Statements		155-252
19	Exhibits		292-293
	Signature		294

ii

Business Review

2	Presentation of information
3	Forward-looking statements
4	Description of business
6	Recent developments
13	Risk factors
21	Key financials
21	Summary consolidated income statement
24	Analysis of results
34	Divisional performance
53	Consolidated balance sheet
55	Cash flow
56	Capital resources
57	Risk, capital and liquidity management

Presentation of information

In this document, and unless specified otherwise, the term ‘company’ means The Royal Bank of Scotland Group plc, ‘RBS’, 'RBS Group', or the ‘Group’ means the company and its subsidiaries, ‘the Royal Bank’ means The Royal Bank of Scotland plc and ‘NatWest’ means National Westminster Bank Plc.

The company publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United Kingdom (‘UK’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘€’ represents the ‘euro’, the European single currency, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

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

International Financial Reporting Standards
As required by the Companies Act 1985 and Article 4 of the European Union IAS Regulation, the consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together ‘IFRS’) as adopted by the European Union. It also complies with IFRS as issued by the IASB. On implementation of IFRS on 1 January 2005, the Group took advantage of the option in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ to implement IAS 39 ‘Financial Instruments: Recognition and Measurement’, IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IFRS 4 ‘Insurance Contracts’ from 1 January 2005 without restating its 2004 income statement and balance sheet. The date of transition to IFRS for the Group and the company and the date of their opening IFRS balance sheets was 1 January 2004.

Acquisition of ABN AMRO
On 17 October 2007, RFS Holdings B.V. (‘RFS Holdings’), a company jointly owned by RBS, Fortis Bank Nederland (Holding) N.V. (‘Fortis’) and Banco Santander S.A. (‘Santander’) (together the ‘consortium members’) and controlled by RBS, completed the acquisition of ABN AMRO Holding N.V. (‘ABN AMRO’).

On 3 October 2008, the State of the Netherlands acquired Fortis Bank Nederland (Holding) N.V. including the Fortis participation in RFS Holdings that represents the acquired activities of ABN AMRO and their participation in Dutch insurance activities.

RFS Holdings is implementing an orderly separation of the business units of ABN AMRO with RBS retaining the following ABN AMRO business units:

•	Continuing businesses of Business Unit North America;

•	Business Unit Global Clients and wholesale clients in the Netherlands (including former Dutch wholesale clients) and Latin America (excluding Brazil);

•	Business Unit Asia (excluding Saudi Hollandi); and

•	Business Unit Europe (excluding Antonveneta).

Certain other assets will continue to be shared by the consortium members.

Statutory results
RFS Holdings is jointly owned by the consortium members. It is controlled by the company and is therefore fully consolidated in its financial statements. Consequently, the statutory results of the Group for the year ended 31 December 2007 and 2008 include the results of ABN AMRO for 76 days and the full year respectively. The interests of Fortis, and its successor the State of the Netherlands, and Santander, in RFS Holdings are included in minority interests.

Business review continued

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

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

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For a further discussion of certain risks faced by the Group, see Risk factors on pages 13 to 20.

Business review continued

Business review

Description of business
Introduction
The Royal Bank of Scotland Group plc is the holding company of a large global banking and financial services group. Headquartered in Edinburgh, the Group operates in the United Kingdom, the United States and internationally through its two principal subsidiaries, the Royal Bank and NatWest. Both the Royal Bank and NatWest are major UK clearing banks whose origins go back over 275 years. In the United States, the Group’s subsidiary Citizens is a large commercial banking organisation. The Group has a large and diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers.

Following a placing and open offer in December 2008, referred to herein as the First Placing and Open Offer, Her Majesty's Treasury in the United Kingdom (HM Treasury) owned approximately 58% of the enlarged ordinary share capital of the company and £5 billion of non-cumulative sterling preference shares. In April 2009, the company issued new ordinary shares by way of a second placing and open offer, referred to herein as the Second Placing and Open Offer, the proceeds from which were used in full to fund the redemption of the preference shares held by HM Treasury at 101% of their issue price together with the accrued dividend and the commissions payable to HM Treasury under the Second Placing and Open Offer Agreement. The Second Placing and Open Offer was underwritten by HM Treasury and as a result, HM Treasury currently owns approximately 70% of the enlarged ordinary share capital of the company.

The Group had total assets of £2,401.7 billion and owners’ equity of £58.9 billion at 31 December 2008. The Group’s capital ratios, which include the equity minority interest of The State of the Netherlands and Santander in ABN AMRO, were a total capital ratio of 14.1 per cent., a core Tier 1 capital ratio of 6.8 per cent. and a Tier 1 capital ratio of 10.0 per cent., as at 31 December 2008.

Organisational structure and business overview
The Group’s activities are organised in the following business divisions: Global Markets (comprising Global Banking & Markets and Global Transaction Services), Regional Markets (comprising UK Retail & Commercial Banking, US Retail & Commercial Banking, Europe & Middle East Retail & Commercial Banking and Asia Retail & Commercial Banking), RBS Insurance and Group Manufacturing. A description of each of the divisions is given below.

Global Banking & Markets (GBM) is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt and equity financing, risk management and investment services to its customers. In 2008 the division was organised along four principal business lines: rates, currencies, and commodities, including RBS Sempra Commodities LLP (the commodities-marketing joint venture between RBS and Sempra Energy which was formed on 1 April 2008); equities; credit markets; and asset and portfolio management.

Following RBS’s strategic review, GBM is planning to re-focus its business around its core corporate and institutional clients, concentrating its activities in major financial centres and scaling back its presence elsewhere. It will exit illiquid proprietary trading and balance sheet-heavy niche products segments.

Globally, the intention is for GBM to move increasingly towards a “hub-and- spoke” model. Risk will be managed from regional hubs. It is intended that distribution and coverage will be delivered from a mix of hub countries and a scaled-back presence in some local offices. The aim, over time, will be to reduce much of the on-shore trading activity outside the key financial centres.

Assets, products and geographies that fit GBM’s new client-focused proposition will be defined as “core” and will remain within the division.  Assets, business lines and some geographies that are non-core will be transferred to the new Non-Core Bank. These non-core activities accounted for approximately £205 billion of third party assets at end 2008.

Global Transaction Services ranks among the top five global transaction services providers, offering global payments, cash and liquidity management, as well as trade finance, United Kingdom and international merchant acquiring and commercial card products and services. It includes the Group’s corporate money transmission activities in the United Kingdom and the United States.

Following RBS’s strategic review, Global Transaction Services intends to reduce its international network while retaining the capability to serve multinational clients globally.

The business also plans to increase efficiency through development of a lower cost front and back-office operating model and explore joint ventures for growth and selective disposals.

UK Retail & Commercial Banking (RBS UK) comprises retail, corporate and commercial banking and wealth management services. It supplies financial services through both the RBS and NatWest brands.

UK Retail Banking offers a full range of banking products and related financial services to the personal market. It serves customers through two of the largest networks of branches and ATMs in the United Kingdom, and also through telephone and internet channels and, according to Gfk NOP, is the second largest provider of personal current accounts. The division also issues credit and charge cards, including through other brands such as MINT.

UK Business & Commercial Banking is the largest provider of banking, finance, and risk management services to the SME sector in the United Kingdom. It offers a full range of banking products and related financial services through a nationwide network of relationship managers, and also through telephone and internet channels. The product range includes asset finance, in which, according to the Finance Lease Association, it has a strong market presence through the Lombard brand.

According to Ph. Group, UK Corporate Banking holds the largest market share in the United Kingdom of relationships with larger companies, offering a full range of banking, finance, and risk management services.

UK Wealth Management provides private banking and investment services through Coutts, Adam & Co., RBS International and NatWest Offshore.

US Retail & Commercial Banking provides financial services primarily through the Citizens and Charter One brands.

Citizens is engaged in retail and corporate banking activities through its branch network in 12 states in the United States and through non-branch offices in other states. Citizens is a large commercial banking organization.

Following RBS’s strategic review, Citizens intends to invest in its core business through increased marketing activity and targeted technology investments while reducing activity in its out-of-footprint national businesses in consumer and commercial finance.

This strategy will allow Citizens to become fully funded from its own customer deposits over time, and will support a low risk profile.

Europe & Middle East Retail & Commercial Banking comprises Ulster Bank and the Group’s combined retail and commercial businesses in Europe and the Middle East.

Ulster Bank provides a comprehensive range of financial services across the island of Ireland. Its retail banking arm has a network of branches and operates in the personal, commercial and wealth management sectors, while its corporate markets operations provides services in the corporate and institutional markets.

The retail and commercial businesses in Europe and the Middle East have smaller activities in Romania, Kazakhstan and the United Arab Emirates. Following RBS’s strategic review, RBS has decided to exit sub-scale retail and commercial activities outside its core markets in the United Kingdom, Europe and the United States.

Business review continued

Asia Retail & Commercial Banking is present in markets including India, Pakistan, China, Taiwan, Hong Kong, Indonesia, Malaysia and Singapore. It provides financial services across four segments: affluent banking, cards and consumer finance, business banking and international wealth management, which offers private banking and investment services to clients in selected markets through the RBS Coutts brand.

Following RBS’s strategic review, RBS has decided to exit sub-scale retail and commercial activities outside its core markets in the United Kingdom, Europe and the United States.

RBS Insurance sells and underwrites retail and SME insurance over the telephone and internet, as well as through brokers and partnerships. Its brands include Direct Line, Churchill and Privilege, which sell general insurance products direct to the customer, as well as Green Flag and NIG. Through its international division, RBS Insurance sells general insurance, mainly motor, in Spain, Germany and Italy. The Intermediary and Broker division sells general insurance products through independent brokers.

Following RBS’s strategic review, RBS has decided to retain RBS Insurance.

Group Manufacturing comprises the Group’s worldwide manufacturing operations. It supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services. Group Manufacturing drives efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group’s purchasing power and has become the centre of excellence for managing large-scale and complex change.

The Centre comprises group and corporate functions, such as capital raising, finance, risk management, legal, communications and human resources. The Centre manages the Group’s capital resources and Group-wide regulatory projects and provides services to the operating divisions.

RFS Holdings minority interest comprises those activities of ABN AMRO that are attributable to the other consortium members.

Share of shared assets comprises the Group's share of the unallocated assets of ABN AMRO.

Non-core division
RBS intends to create during the second quarter of 2009 a non-core division to manage separately approximately £240 billion of third party assets, £145 billion of derivative balances and £155 billion of risk weighted assets that it intends to run off or dispose of over the next three to five years. The division will contain primarily assets from the GBM division linked to proprietary trading portfolios, excess risk concentrations and other illiquid portfolios. It will also include excess risk concentrations from other divisions as well as a number of small Regional Markets businesses that RBS has concluded are no longer strategic.

Business review continued

Recent developments

HM Treasury Asset Protection Scheme and additional capital raising

On 26 February 2009, RBS confirmed its intended participation in the Asset Protection Scheme (“APS”). The arrangements between RBS and HM Treasury will, if completed, allow RBS to secure asset protection in respect of some of its riskiest assets that enhances its financial strength and provides improved stability for customers and depositors, and also enhances RBS’s ability to lend into the UK market.

Issuance of capital

On or after the proposed implementation of the APS, HM Treasury will subscribe for £13 billion of B Shares. The arrangements for the subscription of these B Shares are to be determined and the proceeds of such issue will, if such B Shares are issued, be used to increase further the Group’s Core Tier 1 capital. A summary of the expected terms of the B Shares is set out below. HM Treasury will also commit to subscribe for an additional £6 billion of B Shares at RBS’s option. The detailed terms of such option remain to be agreed between RBS and HM Treasury.

Scheme amount

RBS intends to participate in the APS in respect of assets with a par value of approximately £325 billion and a carrying value net of impairments and write downs of approximately £302 billion as at 1 January 2009.

First loss

The agreement would see RBS bear the first loss amount relating to the assets in the APS up to £19.5 billion (after taking into account historic impairments and write downs). Losses arising in respect of the assets after the first loss amount would be borne 90 per cent. by HM Treasury and 10 per cent. by RBS. The APS will, if entered into, apply to losses incurred on the protected assets on or after 1 January 2009.

Fee and issuance of capital

If it enters into the APS, RBS will pay a participation fee of £6.5 billion to HM Treasury. On 26 February 2009, RBS announced that it would issue £6.5 billion of B Shares, and the participation fee may be funded through the proceeds of such issuance. The £6.5 billion of B Shares, which will be issued if RBS enters into the APS, will be in addition to, and on the same terms as, the B Shares referred to above and will constitute Core Tier 1 capital. In addition, RBS has agreed in principle that, if it enters into the APS, it would not claim certain UK tax losses and allowances.

Assets

Specific assets to be included in the APS will be subject to the approval of HM Treasury. The assets would be drawn from RBS’s and certain of its affiliates’ portfolios of corporate and leveraged loans, commercial and residential property loans, structured credit assets and such other assets as HM Treasury and RBS agree are to be included in the APS. It is also envisaged that the APS may include structured synthetic assets and counterparty risk exposures associated with certain derivatives transactions with monoline insurers and credit derivative product companies. RBS expects that the APS will protect: £225 billion of third party assets, £44 billion of undrawn commitments, and £33 billion in other counterparty risk exposures.

Capital ratios

The APS and proceeds of the issue of B Shares are expected to improve the consolidated capital ratios of RBS by (i) substituting risk weight applicable to the UK Government for that of the protected assets; and (ii) the subscription for the B Shares by HM Treasury (being both the £6.5 billion of B Shares, the proceeds of which may be used to fund the fee for the APS and the additional £13 billion of B Shares to be issued on or after the implementation of the APS). Based on total covered assets of approximately £325 billion, risk weighted assets would reduce by approximately £144 billion. As an illustration, if the Company had issued £19.5 billion of B Shares on 31 December 2008 offset by the expected £6 billion reduction of first loss exposure under the APS from Core Tier 1 capital in accordance with the FSA Handbook, and with the redemption of the preference shares issued to HM Treasury (“Preference Share Redemption”), RBS expects there would have been a significant increase to the Core Tier 1 ratio.

In addition, RBS will continue to look at various market based and/or internal capital management opportunities to generate and further strengthen Core Tier 1 capital.

Business review continued

Term

While it is intended that the APS would apply to the protected assets until their maturity, RBS’s participation in the APS would be capable of termination in whole or in part by mutual agreement of RBS and HM Treasury.

Management of the assets

RBS would be required under the APS to manage the assets in accordance with certain asset management requirements as referred to in the APS. These would include, amongst others, (i) reporting requirements to provide financial, risk and performance data in respect of the protected assets and to monitor compliance with the APS, (ii) the adoption of oversight and control procedures with respect to the management of the protected assets, (iii) requirements in relation to organisational structure, staffing, resourcing, systems and controls required for implementation, administration and monitoring compliance with the APS and (iv) the monitoring and management of conflicts of interest and potential conflicts of interest. As the APS is intended to apply to losses on protected assets arising from 1 January 2009, RBS has agreed with HM Treasury certain interim arrangements (in force with immediate effect) relating to the management of those assets likely to be part of the APS.

Impact on the capital structure of the Company

If the additional £6 billion of B Shares are subscribed for by HM Treasury and £25.5 billion of B Shares convert mandatorily, or are converted by HM Treasury, into ordinary shares in the hands of HM Treasury, the percentage of HM Treasury’s ownership of RBS’s ordinary shares will be 84.4 per cent., with shareholders experiencing a corresponding dilution to their interests in the company. However, without prejudice to rights arising on the mandatory conversion into ordinary shares, HM Treasury shall not be entitled to exercise its option to convert B Shares into ordinary shares for as long as it holds 75 per cent. or more of the ordinary shares or if the exercise of such option would result in it holding 75 per cent. or more of the ordinary shares. Further details regarding the effect of the B Shares on the dividends payable are set out below.

Conditions to accession to the Scheme

Implementation of the APS for RBS will be subject to further due diligence by HM Treasury and its advisers, documentation and satisfaction of applicable conditions (including the application criteria and asset eligibility criteria of the APS), adoption of a prescribed remuneration policy in respect of assets managed under the APS and conditions precedent to accession in the APS, including state aid, regulatory and shareholder approvals. RBS has agreed to provide certain information to HM Treasury in the period prior to RBS’s proposed accession, including

 (i)           an indicative list of the Proposed Assets, with a view to agreeing such list by 30 April 2009;

(ii)           information and data relating to the Proposed Assets for the purposes of HM Treasury’s due diligence; and

(iii)           access to RBS’s premises, books, records, senior executives, relevant personnel and professional advisers.

As at the date of this document, the timing for the implementation of the APS is still to be determined. The proposed entry by the Company into the APS and any associated capitalisation would constitute a related party transaction for the purposes of the Listing Rules requiring the approval of Independent Shareholders. Therefore if the Company is to participate in the APS, it will convene a further general meeting to seek Independent shareholder approval and a circular explaining the proposals and containing the relevant general meeting notice will be sent to Shareholders in due course, although no prospectus will be required.

Terms and conditions of the B Shares

At the same time as it announced RBS plc’s intended participation in the APS, RBS announced that it expected to issue to HM Treasury (i) £6.5 billion of B Shares at the time of entering into the APS and (ii) a further £13 billion of B Shares on or after implementation of the APS. RBS also announced that it had been agreed with HM Treasury that, at RBS’s option, a further £6 billion of B Shares could be issued to HM Treasury. The detailed terms of this option remain to be agreed between RBS and HM Treasury. All of these B Shares are expected to constitute Core Tier 1 capital and will be issued on the same terms. Key terms of the B Shares are expected to include the following:

•           Nominal value and issue price: £0.50 per B Share.

•           Ranking: on a winding-up, holders of the B Shares will rank pari passu with the holders of any other classes of Ordinary Shares and junior to preference shareholders. For these purposes, on a winding-up each holder of a B Share will be deemed to hold one Ordinary Share of RBS for every B Share held at the date of the commencement of such winding-up (the “Winding Up Ratio”).

•           Dividend entitlement: non-cumulative dividends will be declared at the discretion of RBS, which dividends shall be paid in priority to any dividend on any other class of ordinary share capital. If declared, dividends on the B Shares will be paid semi-annually in arrear. The first such semi-annual dividend in respect of any financial year shall be payable on the date that is three business days after the record date in respect of the interim dividend payable on the Ordinary Shares in respect of such financial year, if such interim dividend on the Ordinary Shares is to be paid. The second such semi-annual dividend in respect of any financial year shall be payable on the date that is three business days after the record date in respect of the final dividend payable on the Ordinary Shares in respect of such financial year, if such final dividend on the Ordinary Shares is to be paid. If no interim dividend on the Ordinary Shares is to be paid in respect of any financial year, the first semi-annual dividend on the B Shares in respect of such financial year, if to be paid, shall be payable on 31 October in such financial year, and if no final dividend on the Ordinary Shares is to be paid in respect of any financial year the second semi-annual dividend on the B Shares in respect of such financial year, if to be paid, shall be payable on 31 May in the immediately following financial year.

•           If to be paid, the dividend per B Share will be equivalent to (i) 7 per cent. of the issue price of each B Share multiplied by the number of days in the period from (and including) the immediately preceding Relevant Date (as defined below) or, in the case of the first semi annual dividend in 2009, the date of issue to (but excluding) the current Relevant Date divided by 365 (or 366 in a leap year) or (ii) in the case of any second semi-annual dividend in respect of any financial year, if greater and if a dividend or dividends or other distribution(s) is/are paid or made (whether interim or final) on the Ordinary Shares in respect of the period from (but excluding) the Relevant Date falling on (or nearest to) one year prior to the current Relevant

Business review continued

Date to (and including) the current Relevant Date, 250 per cent. (the “Participation Rate”) of the aggregate amount of such dividend(s) or distribution(s) per Ordinary Share less the amount of the first semi-annual dividend (if any) paid in respect of such financial year. “Relevant Date” means each date on which RBS pays a semi-annual dividend or, if no such payment has been made, 31 October in respect of the first semi-annual dividend in respect of any financial year and 31 May in the immediately following financial year in respect of the second semi-annual dividend in respect of any financial year.

•           Scrip dividends: if RBS decides to pay a dividend on the B Shares in respect of a semi-annual period and either (i) no dividend has been paid on the Ordinary Shares and/or distribution made thereon in respect of the same period or (ii) a dividend has been paid and/or a distribution has been made thereon otherwise than in cash in respect of the same period, RBS may in its discretion determine that the dividend on the B Shares in respect of the corresponding period shall be paid in whole or in part by RBS issuing further B Shares to the holders of B Shares. The number of further B Shares to be issued to each holder shall be such number of B Shares as shall be certified by an independent investment bank (acting as expert) to equal the value in cash of the dividend otherwise payable on the B Shares in respect of the relevant period.

•           Restrictions following non-payment of dividend: if RBS decides not to pay any semi-annual dividend on the B Shares in cash or otherwise, then until such time as semi-annual dividends on the B Shares have been resumed in full RBS will be prohibited from paying dividends or other distributions (whether in cash or otherwise) on, or redeeming, purchasing or otherwise acquiring, (i) its Ordinary Shares or (ii) any other securities of RBS or any other member of the Group ranking or expressed to rank pari passu with the Ordinary Shares and the B Shares on a winding-up, either issued by RBS or, where issued by another member of the Group, where the terms of the securities benefit from a guarantee or support agreement entered into by RBS which ranks or is expressed to rank pari passu with the Ordinary Shares and the B Shares on a winding-up.

•           Redemption rights: none, but RBS may purchase the B Shares subject to applicable laws and FSA consent.

•           Conversion rights: at any time a holder of a B Share may deliver a notice to RBS requesting conversion of B Shares into Ordinary Shares of RBS. All B Shares shall automatically and mandatorily convert into Ordinary Shares if the volume weighted average trading price of the Ordinary Shares for 20 complete trading days in any 30 trading day period equals or exceeds £0.65 per Ordinary Share. The number of Ordinary Shares to be issued upon conversion will be determined by dividing the aggregate issue price (£0.50 per B Share) of the B Shares being converted by the Conversion Price. The conversion price of the B Shares will be £0.50 (the “Conversion Price”).

•           Limitations on optional conversion: without prejudice to the provisions above concerning the mandatory conversion of the B Shares, HM Treasury shall not be entitled to exercise its option to convert B Shares into Ordinary Shares to the extent that it holds 75 per cent. or more of the Ordinary Shares or to the extent that the exercise of such option would result in it holding 75 per cent. or more of the Ordinary Shares.

•           Voting rights before conversion: holders of the B Shares will only have voting rights in limited circumstances (resolutions varying/abrogating class rights and resolutions to wind up, or in relation to the winding-up of, RBS). If entitled to vote, on a poll holders of B Shares will have two votes for each B Share held. HM Treasury shall not be so entitled to vote the B Shares to the extent the votes cast on such B Shares, together with any other votes which HM Treasury is entitled to cast in respect of any Ordinary Shares held by or on behalf of HM Treasury, would exceed 75 per cent. of the total votes eligible to be cast on a resolution proposed at a general meeting of RBS.

•           Voting rights after conversion: HM Treasury shall not be entitled to vote in respect of Ordinary Shares acquired by it as a result of the conversion of B Shares into Ordinary Shares to the extent that votes cast on such Ordinary Shares, together with any other votes which HM Treasury is entitled to cast in respect of any other Ordinary Shares held by or on behalf of HM Treasury, would exceed 75 per cent. of the total votes eligible to be cast on a resolution proposed at a general meeting of RBS.

•           Pre-emption rights: HM Treasury shall agree that it shall not exercise any pre-emption rights it may be entitled to as a holder of B Shares in respect of future issues of Ordinary Shares.

•           Ordinary Share buy-back: for as long as any B Shares remain outstanding, RBS may not purchase any of its Ordinary Shares.

•           Listing: the B Shares will not initially be listed. HM Treasury is entitled to require RBS to seek a listing of the B Shares.

•           Adjustment events: the Winding Up Ratio and Participation Rate shall be subject to anti-dilution adjustments. The Conversion Price shall be adjusted in accordance with standard Euro-market anti-dilution adjustments other than customary change of control adjustments or extraordinary dividend adjustments (to the extent compensated by dividends paid at the Participation Rate).

Business review continued

Second Placing and Open Offer

Background to the Second Placing and Open Offer

In 2008 the Board concluded that the Group needed to strengthen its capital base and to accomplish this two capital raisings were carried out. A £12 billion rights issue was completed in June 2008. Then, due to a severe deterioration in financial markets and economic conditions, a further capital raising totalling £20 billion was completed in December 2008. Of the £20 billion raised in December, £15 billion was in the form of Ordinary Shares, and £5 billion was in the form of Preference Shares purchased entirely by HM Treasury. As a result of this capital raising, HM Treasury acquired approximately 57.9 per cent. of the issued ordinary share capital of the Company. The intention of the Board was that HM Treasury’s holding of Preference Shares would be redeemed as soon as practicable.

In the last few weeks of 2008 the continuing dislocation in financial markets and significant uncertainties in credit conditions, together with the sharp deterioration in economic conditions, negatively impacted the trading performance of many financial institutions globally, including RBS. As a result, RBS incurred significant credit impairment losses and credit market write downs.

In view of the above, the Board, in conjunction with HM Treasury, decided to take steps to improve the quality of the Group’s capital base by carrying out the Second Placing and Open Offer, and using the proceeds to redeem the Preference Shares held by HM Treasury. Shareholders were able to apply to subscribe for £5.37 billion of new ordinary shares pro rata to their existing shareholdings at a fixed price of 31.75 pence per share by way of the open offer.

The capital restructuring resulting from the Second Placing and Open Offer removed the £0.6 billion annual cost of the preference share dividend and created £5 billion of additional Core Tier 1 capital, which provides a higher quality level of capital support against the impact on the Group’s business of any further deterioration in economic and financial market conditions. Following the Second Placing and Open Offer, HM Treasury currently own approximately 70.3 per cent. of the issued ordinary share capital of the company.

Various initiatives, such as the Asset Protection Scheme (“APS”) and the Credit Guarantee Scheme, are being progressed by the UK Government to stabilise the UK banking system further and enhance support for the economy. The stated aims of the APS and the Credit Guarantee Scheme are to reinforce the stability of the financial system, to increase confidence and capacity to lend, and in turn to support the recovery of the UK economy. The other initiatives are expected to focus on asset and funding risks which are central to freeing up additional lending capacity whilst augmenting the impact of the capital measures described above.

By participating in the APS, the Group will be able to free up its lending capacity. Consequently, the Group announced on 26 February 2009 that it would increase its lending to UK homeowners and businesses subject to the Group’s ordinary course credit and pricing criteria on the Group’s normal contractual terms by £25 billion over the next 12 months. The increased lending will be split £9 billion to mortgage lending and the remaining £16 billion to business lending. Similar levels of lending have been committed to in 2010. This latest commitment supersedes the lending commitments the Group announced in October 2008 and in January 2009 and builds on NatWest’s and RBS plc’s recently announced pledge to continue to provide committed overdrafts and no increased pricing for small business customers until at least the end of 2009. These lending commitments will cease if RBS does not participate in the APS and Credit Guarantee Scheme by 1 June 2009 or will reduce if it participates in only one of the APS or Credit Guarantee Scheme prior to 1 June 2009.

While redemption of the Preference Shares allows the resumption of a sustainable and progressive dividend policy for the Ordinary Shares (it was a term of the Preference Shares that no such dividends may be paid while the Preference Shares were in issue), it is not the Board’s intention to pay a dividend on the Ordinary Shares in 2009. If the B Shares are issued as announced on 26 February 2009, no cash dividend may be paid on the Ordinary Shares unless the cash dividend payable in respect of the same period on the B Shares is paid in full, and no scrip dividend may be paid on the Ordinary Shares unless the cash or scrip dividend payable in respect of the same period on the B Shares is paid in full.

Impact of the Second Placing and Open Offer and the Preference Share Redemption on RBS

The effect of the Second Placing and Open Offer and the Preference Share Redemption was to improve the quality of RBS’s regulatory capital by increasing RBS’s Core Tier 1 ratio; the Tier 1 ratio was not affected. The Second Placing and Open Offer and the Preference Share Redemption had no other impact on RBS’s balance sheet. The Preference Shares carried a coupon of 12 per cent. at the discretion of the Board while the new shares issued in connection with the Second Placing and Open Offer rank pari passu with the existing shares of the company for any dividend payments. Accordingly, other than the elimination of the annual distribution at the discretion of the Board in respect of the preference share coupon, and the inclusion of the new shares in the payment of any future dividends on RBS’s ordinary shares, the Placing and Open Offer and Preference Share Redemption had no impact on the Group’s income statement.

Sale of Bank of China Investment

On 14 January 2009, the Group (through RBS China Investment Sarl.) sold its entire 4.26 per cent stake in Bank of China for HKD18.4 billion.

Debt Tender and Exchange Offer

On 26 March 2009, RBS Financing Limited ("RBSF"), a subsidiary of the Group, launched a cash tender offer in the United States (the “RBSF US Tender Offer”) for any and all of the outstanding securities of ten different series previously issued by the Group and certain of its affiliates.  Concurrently therewith, RBSF also launched a cash tender offer outside of the United States (the “RBSF Non-US Tender Offer”) for five different series of securities previously issued by The Royal Bank and certain of its affiliates and an offer outside of the United States to exchange (the “RBSF Exchange Offer”) any or all of the outstanding securities of fourteen different series previously issued by The Royal Bank and certain of its affiliates for new senior unsecured notes of The Royal Bank.

The RBSF Tender Offers and the RBSF Exchange Offer expired on 22 April 2009. In the RBSF US Tender Offer, an aggregate of approximately US $4.1 billion principal amount of securities were validly tendered, resulting in an aggregate purchase consideration paid for the tendered securities of approximately US $1.7 billion.

In the RBSF Non-US Tender Offer, an aggregate of approximately €2.3 billion principal amount of Euro-denominated securities and approximately US $264 million principal amount of Dollar-denominated securities were validly tendered, resulting in aggregate purchase consideration paid for the tendered securities of approximately €1.1 billion and US $100 million, respectively.

In the RBSF Exchange Offer, an aggregate of approximately £3.5 billion principal amount of securities were validly offered for exchange and exchanged for new senior unsecured notes of The Royal Bank in an aggregate principal amount of approximately £1.8 billion.

Litigation Update

Note 32 of the Notes on the Accounts provides disclosure regarding, among other things, litigation claims in the United Kingdom.  With respect to the claims regarding unarranged overdraft charges, the Group and other banks appealed against the orders of the High Court.  On 26 February 2009, the Court of Appeal delivered its judgment and rejected the appeals.  The House of Lords has granted the Group and other banks leave to appeal the Court of Appeal’s decision. That further appeal is scheduled to take place on 23 June 2009. With respect to class action complaints filed in the United States District Court for the Southern District of New York, complaints relating to public filings in connection with the broad class of RBS publicly traded securities between 26 June 2007 and 19 January 2009 are included in the description of class action complaints in Note 32.

Strategic review

RBS has embarked on a sweeping restructuring of the Group that will fit its activities to the goals outlined above. While the details of the strategic plan will be refined over the coming weeks to take account of the final agreements reached with HM Treasury in respect of RBS’s participation in the APS, the plan is expected to include the following:

•           RBS will create a “Non-Core” division of RBS during the second quarter of 2009, separately managed, but within the existing legal structures of the Group and matrix managed to donating divisions where necessary. RBS currently intends that this division will have approximately £240 billion of third party assets, £145 billion of derivative balances and £155 billion of risk-weighted assets, comprising individual assets, portfolios and businesses of the Group that RBS intends to run off or dispose of during the next three to five years. The specific timetable will vary in each case but will be as fast as RBS judges consistent with optimising shareholder value and risk. Approximately 90 per cent. of the Non-Core division will consist of GBM assets, primarily linked to proprietary portfolios, excess risk concentrations and illiquid ‘originate and hold’ asset portfolios. The rest of the Non-Core division will be risk concentrations, ‘out of footprint’ assets and smaller, less advantaged businesses within our Regional Markets activities across the world. As part of this effort it is intended that RBS’s representation in approximately 36 of the 54 countries it operates in around the world will be significantly

Business review continued

reduced or sold. RBS will remain strong in all its major existing global hubs, however. Given the commercial and human sensitivity of these issues, detail on this will not be given until the interim results. The income, expenses, impairments and credit market and other trading asset write downs associated with the Non-Core Division in 2008 were approximately £3.9 billion, £1.1 billion, £3.2 billion and £9.2 billion respectively.

•           In addition to eliminating expenses associated with the Non-Core division, RBS has launched a restructuring plan to make efficiency savings across the Group, aimed at achieving run-rate reductions by 2011 of greater than £2.5 billion (16 per cent. of 2008 cost base) at constant exchange rates. This will involve a wide range of re-engineering and other measures and, regrettably, reductions in employment. This target excludes any impact of inflation, incentive pay movements or cost reductions arising from business exits or the impact of new projects (if any). It includes the £0.5 billion of ABN AMRO integration benefits previously announced but not reflected in 2008 expenses. We will book one-off charges against these actions over the next three years, with run-rate cost savings expected to provide ‘payback’ in 1.5 to 1.75 years.

•           RBS plans to retain each of its major business divisions since it believes, with intensive restructuring, they can meet the attractive business characteristics outlined as targets above. In many cases the restructuring of these businesses to achieve RBS’s goals will be far-reaching, nevertheless. The greatest element of restructuring will be in GBM as signalled above. A substantial shrinkage of size, product and geographic scope will take place. This should leave GBM positioned profitably around those of its existing core strengths that rest on profitable customer franchise business with significantly less illiquid risk overall.

•           At all times RBS will responsibly compare the value to RBS of each of its businesses with realistic alternatives and take different action if they prove compelling. However, the distressed and pessimistic state of markets for financial assets and businesses offers little immediate encouragement in that regard.

•           Alongside our business restructuring activities will be substantive changes to management and internal processes. There will continue to be changes of personnel as RBS promotes and reassigns internal talent and add to its ranks externally. The Manufacturing division will re-align with the customer facing businesses. Businesses will have clear bottom-line returns, allocated equity and balance sheet and funding goals. While RBS drives for profit, there will be a concentration on earnings quality and sustainability, driven by strategic plans, to ensure alignment of our businesses to their markets and their risk targets. People evaluation and incentivisation will meet best practice levels to support the revised mission of the Company. This will be underpinned by a full suite of risk and funding constraints, including concentration limits.

RBS has already begun this major change programme. To carry it through in parallel with running its continuing business in difficult markets will test management capacity. RBS expects to be successful overall, though it will inevitably have setbacks and make mistakes along the way. But there is no alternative. RBS must change in a far-reaching way. If it does that, the strength, quality and power that are already present in RBS business across the world will have the chance to shine through once again.

Business review continued

Relationship with major shareholder
The UK Government currently owns 70.3 per cent. of the issued ordinary share capital of RBS. The UK Government’s shareholding in RBS is currently held by the Solicitor for the Affairs of HM Treasury as nominee for HM Treasury and managed by UK Financial Investments Limited (“UKFI”), a company wholly owned by HM Treasury. No formal relationship agreement has been concluded between RBS and the UK Government, although the relationship falls within the scope of the framework document between HM Treasury and UKFI published on 2 March 2009. This document states that UKFI will manage the UK financial institutions in which HM Treasury holds an interest “on a commercial basis and will not intervene in day-to-day management decisions of the Investee Companies (including with respect to individual lending or remuneration decisions)”, which is designed to ensure that control of the relationship is not abused. This document also makes it clear that such UK financial institutions will continue to be separate economic units with independent powers of decision and “will continue to have their own independent boards and management teams, determining their own strategies and commercial policies (including business plans and budgets).”

These goals are consistent with the stated public policy aims of the UK Government, as articulated in a variety of public announcements.

In the framework document between UKFI and HM Treasury, UKFI stated that its goal was to “develop and execute an investment strategy for disposing of the investments [in the banks] in an orderly and active way through sale, redemption, buy-back or other means within the context of an overarching objective of protecting and creating value for the taxpayer as shareholder, paying due regard to the maintenance of financial stability and to acting in a way that promotes competition.”

It was also stated that UKFI intended to “engage robustly with banks’ boards and management, holding both strategy and financial performance to account, and taking a strong interest in getting the incentives structures right on the board and beyond—accounting properly for risk and avoiding inefficient rewards for failure.”

In this connection, RBS announced on 17 February 2009 that it had reached an agreement with UKFI in respect of certain changes to its remuneration policy. RBS has also undertaken to conduct a review of its strategy and UKFI has been actively engaged in reviewing the output of this review.

In connection with its proposed access to the APS (further details of which are set out above), RBS has undertaken to provide lending to creditworthy UK homeowners and businesses in a commercial manner. RBS’s compliance with this commitment will be subject to a monthly reporting process to the UK Government. The lending commitment does not require RBS to lend in excess of its single name or sectoral risk concentration limits or otherwise to engage in uncommercial practices.

RBS, in common with other financial institutions, also works closely with a number of UK Government departments and agencies on various industry-wide initiatives that are intended to support the UK Government’s objective of supporting stability in the wider financial system.

Other than in relation to these areas, however, the UK Government has confirmed publicly that its intention is to allow the financial institutions in which it holds an interest to operate their business independently.

Following consultation with UKFI and other major institutional shareholders the Nominations Committee recommended the appointment of Philip Hampton to the Board of Directors, which approved the appointment.

As a result of the UK Government’s holding, the UK Government and UK Government controlled bodies became related parties of the Group.  The Group enters into transactions with many of these bodies on an arms' length basis.

The Group is not a party to any transaction with the UK Government or any UK Government controlled body involving goods or services which is material to the Group, or any such transaction that is unusual in its nature or conditions. To the Group's knowledge, the Group does not believe it is a party to any transaction with the UK Government or any UK Government controlled body involving goods or services which is material to the UK Government or any UK Government controlled body, however, given the nature and extent of the UK Government controlled bodies, the Group may not know whether a transaction is material for such a party.

Any outstanding loans made by the Group to or for the benefit of the UK Government or any UK Government controlled body, were made on an arm's length basis and (A) such loans were made in the ordinary course of business, (B) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (C) did not involve more than the normal risk of collectibility or present other unfavorable features.  The Group notes, however, that with respect to outstanding loans made by the Group to or for the benefit of the UK Government or any UK Government controlled body, there may not exist any comparable transactions with other persons.

Trading and outlook
On 26 February 2009, RBS announced its results for the year ended 31 December 2008. In that announcement, RBS made the following statement about current trading and outlook for 2009.

‘‘To make any forecast is hazardous beyond the expectation that 2009 will be a very tough year for the world economy. RBS, in common with all banks, will see some erosion of underlying income levels as a result of weaker business activity and low interest rates squeezing savings margins whilst credit costs rise, probably sharply. We hope that markets will be less disrupted than in 2008, with lower associated write-downs, but time will tell. 2009 has, in fact, started positively for our businesses. At the time of writing, RBS is in discussions with the UK Government concerning participation in the proposed Asset Protection Scheme (‘‘APS’’). This would be subject to shareholder vote in due course. The result of the APS discussions will have a material impact on RBS’s outlook, positive or negative depending on outcome. More information will be made available as soon as practicable.

Notwithstanding the challenging outlook, our businesses all around the world are inherently good and fully engaged in sustaining as robust a performance as the environment permits. And the strategic restructuring we have embarked on will see high levels of activity designed to reposition RBS successfully.’’

Annual General Meeting held on 3 April 2009
On 3 April 2009, the Group held its Annual General Meeting. At the meeting, shareholders voted to (i) elect Philip Hampton, Stephen Hester, John McFarlane and Arthur 'Art' Ryan as directors of the Group, (ii) re-appoint Deloitte LLP as the company’s auditor and (iii) authorise the Audit Committee to fix the remuneration of the auditors. All other resolutions presented to shareholders at the Annual General Meeting were also approved by shareholders.

General Meeting held on 3 April 2009
On 3 April 2009, the Group held a General Meeting in connection with the Second Placing and Open Offer. At the meeting, all resolutions presented to shareholders were approved by shareholders.

Business review continued

Competition
The Group faces strong competition in all the markets it serves. However, the global banking crisis has reduced the capacity of many institutions to lend and has resulted in the withdrawal or disappearance of a number of market participants and significant consolidation of competitors, particularly in the US and UK. Competition for retail deposits has intensified significantly reflecting the difficulties in the wholesale money markets.

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

In the personal banking segment the Group competes with UK banks and building societies, major retailers and life assurance companies. In the mortgage market the Group competes with UK banks and building societies. A number of competitors have either left or scaled back their lending in the mortgage and unsecured markets. The Group’s life assurance businesses compete with Independent Financial Advisers and life assurance companies.

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

In Wealth Management, The Royal Bank of Scotland International competes with other UK and international banks to offer offshore banking services. Coutts and Adam & Company compete as private banks with UK clearing and private banks, and with international private banks. Competition in wealth management remains strong as banks maintain their focus on competing for affluent and high net worth customers.

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

In the United States, Citizens competes in the New England, Mid-Atlantic and Mid West retail and mid-corporate banking markets with local and regional banks and other financial institutions. The Group also competes in the US in large corporate lending and specialised finance markets, and in fixed-income trading and sales. Competition is principally with the large US commercial and investment banks and international banks active in the US.

Business review continued

Risk factors
Set out below are certain risk factors which could affect the Group’s future results and cause them to be materially different from expected results. The Group’s results are also affected by competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

The company may face the risk of full nationalisation and under such circumstances shareholders may lose the full value of their shares.
Under the provisions of the Banking Act, substantial powers have been granted to HM Treasury, the Bank of England and the Financial Services Authority (FSA) as part of the Special Resolution Regime to stabilise banks that are in financial difficulties. The Special Resolution Regime gives the authorities three stabilisation options: private sector transfer, of all or part of the business of a UK-incorporated institution with permission to accept deposits (a “relevant entity”); transfer of all or part of the business of the relevant entity to a “bridge bank” established by the Bank of England; and temporary public ownership (nationalisation) of the relevant entity or its UK-incorporated holding company.

The purpose of the stabilising options is to address the situation where all or part of the business of the relevant entity has encountered, or is likely to encounter, financial difficulties. Accordingly, the stabilisation options may only be exercised if the FSA is satisfied that a relevant entity such as the Group’s banking subsidiaries, including the Royal Bank and NatWest, (i) is failing, or is likely to fail, to satisfy the threshold conditions set out in Schedule 6 to the Financial Services and Markets Act 2000 (the “FSMA”) and (ii) having regard to timing and other relevant circumstances it is not reasonably likely that action will be taken that will enable the relevant entity to satisfy those threshold conditions. The threshold conditions are conditions which an FSA-authorised institution must satisfy in order to retain its FSA authorisation. They are relatively wide-ranging and deal with most aspects of a relevant entity’s business, including, but not limited to, minimum capital resource requirements. It is therefore possible that the FSA may exercise one of the stabilisation options before a relevant entity is in severe difficulties and before an application for insolvency or an administration order could be made.

The stabilisation options may be exercised by means of powers to transfer property, rights or liabilities of a relevant entity and shares and other securities issued by a relevant entity. HM Treasury may also take the parent company of a relevant entity (such as the Company) into temporary public ownership provided that certain conditions set out in Section 82 of the Banking Act are met. Temporary public ownership is effected by way of a share transfer order.

If HM Treasury makes the decision to take the holding company of a relevant entity into temporary public ownership, it may take various actions in relation to securities issued by the holding company, including:

•	to transfer securities free from any contractual or legislative restrictions on transfer;

•	to transfer securities free from any trust, liability, or encumbrance;

•	to extinguish rights to acquire securities;

•	to delist securities; or

•	to convert securities into another form or class.

Where HM Treasury has made a share transfer order in respect of securities issued by the holding company of a relevant entity, HM Treasury may make an order providing for the property, rights or liabilities of the holding company or of any relevant entity in the holding company group to be transferred.

Shareholders may have a claim for compensation under one of the compensation schemes provided for in the Banking Act. For the purposes of determining an amount of compensation, an independent valuer must disregard actual or potential financial assistance provided by the Bank of England or HM Treasury.

There can be no assurance that Shareholders would thereby recover compensation promptly and/or equal to any loss actually incurred.

If the Group were made subject to the Special Resolution Regime and a partial transfer of the Group’s business was effected, the nature and mix of the assets and liabilities not transferred may adversely affect its financial condition and increase the risk that the Group may eventually become subject to administration or insolvency proceedings.

Over the last six months, the UK Government has taken action under the Banking (Special Provisions) Act 2008 in respect of a number of UK financial institutions, including in extreme circumstances, full and part nationalisation. There have been concerns in the market in recent months regarding the risks of such nationalisation in relation to RBS and other UK banks. If economic conditions in the UK or globally continue to deteriorate, or the events described in the following risk factors occur to such an extent that they have a materially adverse impact on the financial condition, perceived or actual credit quality, results of operations or business of any of the relevant entities in the Group, the UK Government may decide to take similar action in relation to RBS. Given the extent of HM Treasury’s and the Bank of England’s powers under the Banking Act, it is difficult to predict what effect such actions might have on RBS and any securities issued by it. However, potential impacts may include full nationalisation of RBS and the total loss of value in RBS shares.

If RBS is unable to participate in the APS, or the operation of the APS fails to have the desired effect on RBS’s financial and capital position, the Company may face the increased risk of full nationalisation. If the costs of participation outweigh the benefits, this could have a negative impact on RBS’s business, earnings and financial prospects and its Share price may suffer.
On 26 February 2009, RBS announced its intention to participate in the APS. However, its ability to participate in the APS is subject to the satisfaction of a number of conditions which may not be satisfied, including, among others, the completion of due diligence by (and to the satisfaction of) HM Treasury, the receipt of certain regulatory approvals (including European Commission State Aid clearance), the approval of a majority of RBS’s Independent Shareholders, finalisation of the terms of the APS and RBS’s participation therein and the satisfaction by RBS of certain specified application criteria. The failure to satisfy these conditions could result in RBS being unable to participate in the APS and therefore failing to obtain protection against stressed losses through the economic cycle as well as failing to improve its capital ratios at the RBS consolidated Group level. The result of this may mean intervention by the UK Government, which could include full nationalisation, under which circumstances any compensation payable to Shareholders would be subject to the provisions of the Banking Act, and Shareholders may lose the full value of their Shares.

Furthermore, even if RBS is able to participate in the APS, there can be no assurance that such participation will enable RBS to achieve all of the stated goals of the APS. While the APS is expected to limit losses associated with assets to be covered by the APS, RBS would remain fully exposed in respect of a specified “first loss” amount and exposed to 10 per cent. of losses exceeding that “first loss” amount. In addition, RBS would continue to be exposed to the risk of losses, impairments and write-downs with respect to assets not covered by the APS. Although RBS would have the option to obtain an additional £6 billion in capital from HM Treasury (in the form of a subscription for further B Shares) there can be no assurance that such additional capital, together with RBS’s strengthened capital position as a result of the Placing and Open Offer, and the capital resulting from the proposed issue of the £6.5 billion and £13 billion of B Shares, will be sufficient to maintain the Group’s capital ratios in the event of further losses, which could cause RBS’s business, results of operation and financial condition to suffer, its credit rating to drop, its ability to lend and access funding to be further limited, its cost of funding to increase and its Share price to decline, any of which would increase the risk of the full nationalisation of RBS.

In addition, there can be no assurance that the costs to RBS of its participation in the APS will not outweigh any benefits received. For example, RBS has agreed in principle that if it accedes to the APS, it will give up the right to certain tax losses and allowances which may affect the after-tax returns of the Group in future years. As a result of RBS’s agreement to give up such UK tax losses and allowances it is likely that RBS will pay UK corporation tax in earlier accounting periods than it would otherwise have done.

The Group’s businesses, earnings and financial condition have been and will continue to be affected by the continued deterioration in the global economy, as well as ongoing instability in the global financial markets.
The performance of the Group has been and will continue to be influenced by the economic conditions of the countries in which it operates, particularly the United Kingdom, the United States and other countries throughout Europe and Asia. Recessionary conditions are present in many of these countries, including the United Kingdom and the United States, and such conditions are expected to continue or worsen over the near to medium term. In addition, the global financial system is continuing to experience the difficulties which first manifested themselves in August 2007, and the financial markets have deteriorated significantly since the bankruptcy filing by Lehman Brothers in September 2008. These conditions have led to severe and continuing dislocation of financial markets around the world and unprecedented levels of illiquidity, resulting in the development of significant problems at a number of the world’s largest corporate institutions operating across a wide range of industry sectors, many of whom are the Group’s customers and counterparties in the ordinary course of its business. In response to this economic instability and illiquidity in the market, a number of governments, including the UK Government, the governments of the other EU member states and the US Government, have intervened in order to inject liquidity and capital into the financial system, and, in some cases, to prevent the failure of these institutions.

Business review continued

Despite such measures, the volatility and disruption of the capital and credit markets have continued at unprecedented levels, and global recessionary conditions are expected to continue. These conditions have produced and will continue to produce downward pressure on stock prices and on availability and cost of credit for financial institutions, including the Group, and will continue to impact on the credit quality of the Group’s customers and counterparties. Such conditions, alone or in combination with regulatory changes or actions of other market participants, may cause the Group to experience further reductions in business activity, increased funding costs and funding pressures, lower share prices, decreased asset values, additional write downs and impairment charges and lower profitability or to incur losses.

In addition, the Group will continue to be exposed to the risk of loss if major corporate borrowers or counterparty financial institutions fail or are otherwise unable to meet their obligations. The Group’s performance may also be affected by future recovery rates on assets and the historical assumptions underlying asset recovery rates, which may no longer be accurate given the unprecedented market disruption and general economic instability. The precise nature of all the risks and uncertainties the Group faces as a result of current economic conditions cannot be predicted and many of these risks are outside the Group’s control.

Any conversion of the B Shares would significantly increase HM Treasury’s ownership interest in RBS, have a corresponding dilutive effect on other RBS Shareholders and could result in the delisting of RBS’s securities.
At the same time as RBS announced its proposed participation in the APS, RBS announced that, if it participated in the APS, it would issue £6.5 billion of B Shares to HM Treasury. RBS also announced that it would issue a further £13 billion of B Shares to HM Treasury on or after implementation of the APS, and HM Treasury would grant RBS the option to require HM Treasury to purchase a further £6 billion of B Shares from it. The B Shares, if issued, will rank pari passu with the Ordinary Shares on a winding-up. The B Shares would be convertible, at the option of the holder at any time, into Ordinary Shares at an initial conversion price of £0.50 per Ordinary Share. HM Treasury would agree not to convert any B Shares it holds if, as a result of such conversion, it would hold 75 per cent. or more of the Ordinary Shares, unless the price of the Ordinary Shares is equal to or exceeds £0.65 for a specified period in which case conversion is mandatory in any event. If all £25.5 billion of B Shares are issued, such conversion of the B Shares would significantly increase HM Treasury’s ownership interest in RBS up to approximately 84.4 per cent. of the Company’s issued share capital, and have a corresponding dilutive effect on other RBS Shareholders (as would the issue of the B Shares themselves in the event of a winding-up) although any such conversion would have no impact on the Group’s Tier 1 capital position. Furthermore, a mandatory conversion of the B Shares by HM Treasury would put RBS in breach of the Listing Rules requirement that 25 per cent. of its issued share capital must be in public hands. Although RBS may apply to the UKLA for a waiver in such circumstances, there is no guarantee that such a waiver would be granted, the result of which could be the delisting of RBS from the Official List and potentially other exchanges where its securities are currently listed and traded. In addition, HM Treasury will not be entitled to vote in respect of Ordinary Shares acquired by it as a result of the conversion of B Shares into Ordinary Shares to the extent, but only to the extent, that votes cast on such Ordinary Shares, together with any other votes which HM Treasury is entitled to cast in respect of any other Ordinary Shares held by or on behalf of HM Treasury would exceed 75 per cent. of the total votes eligible to be cast on a resolution presented at a general meeting of the Company.

Lack of liquidity is a risk to the Group’s business and its ability to access sources of liquidity has been, and will continue to be, constrained.
Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of enterprise specific factors, including an over-reliance on a particular source of funding (including, for example, short term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Credit markets worldwide have experienced and continue to experience a severe reduction in liquidity and term-funding in the aftermath of events in the US sub-prime residential mortgage market and the current severe market dislocation. Perception of counterparty risk between banks has also increased significantly following the bankruptcy filing by Lehman Brothers. This increase in perceived counterparty risk has led to further reductions in inter-bank lending, and hence, in common with many other banks, the Group’s access to traditional sources of liquidity has been, and may continue to be, restricted.

The Group’s liquidity management focuses on maintaining a diverse and appropriate funding strategy for its operations, controlling the mismatch of maturities and carefully monitoring its undrawn commitments and contingent liabilities. However, the Group’s ability to access sources of liquidity (for example, through the issue or sale of financial and other instruments or through the use of term loans) during the recent period of liquidity stress has been constrained to the point where it, like other banks, has had to rely on shorter term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks.

In addition, there is also a risk that corporate and institutional counterparties with credit exposures may look to reduce all credit exposures to banks, given current risk aversion trends. It is possible that credit market dislocation becomes so severe that overnight funding from non-government sources ceases to be available.

Furthermore, like many banks, the Group relies on customer deposits to meet a considerable portion of its funding requirements and such deposits are subject to fluctuation due to certain factors outside the Group’s control, such as a loss of confidence, competitive pressures or the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors which could result in a significant outflow of deposits within a short period of time. Any material decrease in the Group’s deposits could, particularly if accompanied by one of the other factors described above, have a negative impact on the Group’s liquidity unless corresponding actions were taken to improve the liquidity profile of other deposits or to reduce assets.

The governments of some of the countries in which the Group operates have taken steps to guarantee the liabilities of the banks and branches operating in their respective jurisdiction. Whilst in some instances the operations of the Group are covered by government guarantees alongside other local banks, in other countries this may not necessarily always be the case. This may place subsidiaries operating in those countries, such as Ulster Bank Ireland Ltd, which did not participate in such government guarantee schemes, at a competitive disadvantage to the other local banks and therefore may require the Group to provide additional funding and liquidity support to these operations.

There can be no assurance that these measures, alongside other available measures, will succeed in improving the funding and liquidity in the markets in which the Group operates, or that these measures, combined with any increased cost of any funding currently available in the market, will not lead to a further increase in the Group’s overall cost of funding, which could have an adverse impact on the Group’s financial condition and results of operations or result in a loss of value in RBS shares.

Business review continued

Governmental support schemes are subject to cancellation, change or withdrawal (on a general or individual basis), which may have a negative impact on the availability of funding in the markets in which the Group operates.
Governmental support schemes are subject to cancellation, change or withdrawal (on a general or individual basis), based on changing economic and political conditions in the jurisdiction of the relevant scheme. Furthermore, certain schemes which have been recently announced have in fact not been fully implemented, or their terms have not yet been finalised. To the extent government support schemes are cancelled, changed or withdrawn in a manner which diminishes their effectiveness, or to the extent such schemes fail to generate additional liquidity or other support in the relevant markets in which such schemes operate, the Group, in common with other banks, may continue to face limited access to, have insufficient access to, or incur higher costs associated with, funding alternatives, which could have a material adverse impact on the Group’s business, financial condition, results of operations and prospects and result in a loss of value in RBS shares.

The financial performance of the Group has been and will be affected by borrower credit quality.
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group’s businesses. The outlook for the global economy over the near to medium term has continued to deteriorate, particularly in the UK, the United States and other European economies. For example, there is an expectation of further reductions in residential and commercial property prices, higher unemployment rates and reduced profitability of corporate borrowers. As a result, the Group has seen and expects to continue to see adverse changes in the credit quality of its

Business review continued

borrowers and counterparties, with increasing delinquencies, defaults and insolvencies across a range of sectors. This trend has led and may lead to further impairment charges, higher costs, additional write downs and losses for the Group or result in a loss of value in RBS shares.

The actual or perceived failure or worsening credit of the Group’s counterparties has adversely affected and could continue to adversely affect the Group.
The Group’s ability to engage in routine funding transactions has been and will continue to be adversely affected by the actual or perceived failure or worsening credit of its counterparties, including other financial institutions and corporate borrowers. The Group has exposure to many different industries and counterparties and routinely executes transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. As a result, defaults by, or even the perceived creditworthiness of or concerns about, one or more corporate borrowers, financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by the Group or by other institutions. Many of these transactions expose the Group to credit risk in the event of default of the Group’s counterparty or client. In addition, the Group’s credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those currently experienced. Any such losses could have a material adverse effect on the Group’s results of operations and financial condition or result in a loss of value in RBS shares.

The Group’s earnings and financial condition have been, and its future earnings and financial condition are likely to continue to be, affected by depressed asset valuations resulting from poor market conditions.
Financial markets are currently subject to significant stress conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by recent events affecting asset backed collateralised debt obligations (CDOs), the US sub-prime residential mortgage market and the leveraged loan market. In dislocated markets, hedging and other risk management strategies have proven not to be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties, including monoline and other insurance companies and credit derivative product companies. Severe market events have resulted in the Group recording large write-downs on its credit market exposures in 2007 and 2008. The Group expects that the deterioration in economic and financial market conditions will lead to further impairment charges and write-downs during the current financial year. Moreover, recent market volatility and illiquidity has made it difficult to value certain of the Group’s exposures. Valuations in future periods, reflecting, among other things, then-prevailing market conditions and changes in the credit ratings of certain of the Group’s assets, may result in significant changes in the fair values of the Group’s exposures, even in respect of exposures, such as credit market exposures, for which the Group has previously recorded write-downs. In addition, the value ultimately realised by the Group may be materially different from the current or estimated fair value. Any of these factors could require the Group to recognise further significant write-downs or realise increased impairment charges, any of which may adversely affect its capital position, its financial condition and its results of operations or result in a loss of value in RBS shares.

The value or effectiveness of any credit protection that the Group has purchased from monoline and other insurers and other market counterparties (including credit derivative product companies) depends on the value of the underlying assets and the financial condition of the insurers and such counterparties.
The Group has credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), which are carried at fair value. The fair value of these CDSs, as well as the Group’s exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Since 2007, monoline and other insurers and other market counterparties (including credit derivative product companies) have been adversely affected by their exposure to residential mortgage linked and corporate credit products. As a result, their actual and perceived credit worthiness deteriorated significantly in 2008 and may continue to be so impacted in 2009. If the financial condition of these counterparties or their actual and perceived credit worthiness deteriorates further, the Group may record further credit valuation adjustments on the CDSs bought from these counterparties in addition to those already recorded.

Changes in interest rates, foreign exchange rates, bond, equity and commodity prices, and other market factors have significantly affected and will continue to affect the Group’s business.
Some of the most significant market risks the Group faces are interest rate, foreign exchange, bond, equity and commodity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress, such as those experienced in recent months. Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the Group’s non-UK subsidiaries (principally ABN AMRO, Citizens and RBS Greenwich Capital) and may affect income from foreign exchange dealing. The performance of financial markets may affect bond, equity and commodity prices and, therefore, cause changes in the value of the Group’s investment and trading portfolios. This has been the case during the period since August 2007, with market disruptions and volatility resulting in significant reductions in the value of such portfolios. While the Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult, particularly in the current environment, to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group’s financial performance and business operations or result in a loss of value in RBS shares.

The Group’s borrowing costs and its access to the debt capital markets depend significantly on its credit ratings.
On 19 January 2009, S&P affirmed the long-term and short-term counterparty credit ratings for the Royal Bank at A+ and A-1 respectively. The outlook for all entities of the Group was confirmed as stable, reflecting S&P’s view that the Group is of systemic importance to the UK banking system and that S&P now explicitly factor four notches of uplift into their long-term counterparty credit rating on the Group. At the same time S&P lowered its ratings on the Group’s hybrid capital issues to BB from BBB, additionally the BB rating was placed under CreditWatch with negative implications. On the same date, Fitch affirmed the Group and the Royal Bank’s Long-term and Short-term Issuer Default Ratings at AA- and F1+ respectively and downgraded the Group and the Royal Bank’s individual ratings to E from B/C. The outlook for the Issuer Default Ratings remains stable reflecting Fitch’s expectation of continued strong government support for the Group. The Group’s support rating was upgraded from 1 to 5 and its support floor revised to AA- from No Floor. Fitch also downgraded the Group and the Royal Bank’s Tier 1 preference shares to BB- from A+, and upper tier 2 hybrid capital instruments issued by Group companies to BB from A+ and placed all of these securities on Rating Watch Negative.  Moody’s on 20 January 2009 downgraded the senior unsecured rating of the Royal Bank to Aa3 from Aa1 with a negative outlook. The Group’s senior debt rating was downgraded to A1 from Aa2 again with a negative outlook. The Bank Financial Strength Rating was lowered to C- from B and remains under review for further possible downgrade. The short term P-1 ratings of both the Group and the Royal Bank were affirmed. The outlook for all Group entities incorporates Moody’s view on the long-term credit profile of the Group beyond the current government support-phase as well as their view of the very high probability of on-going support from the Aaa-rated UK Government. Any future reductions in the long-term credit ratings of the Group or one of its principal subsidiaries (particularly the Royal Bank) could further increase its borrowing costs. Any further reductions may also limit the Group’s access to the capital markets and trigger additional collateral requirements in derivative contracts and other secured funding arrangements. Credit ratings of the Group and the Royal Bank are also important to the Group when competing in certain markets, such as over-the-counter derivatives. As a result, any further reductions in the Group’s or the Royal Bank’s credit ratings could adversely affect its access to liquidity and competitive position, increase its funding costs and have a negative impact on the Group’s earnings and financial condition or result in a loss of value in RBS shares.

The Group’s business performance could be adversely affected if its capital is not managed effectively.
Effective management of the Group’s capital is critical to its ability to operate its businesses, to grow organically and to pursue its strategy. The Group is required by regulators in the United Kingdom, the United States, the Netherlands and in other jurisdictions in which it undertakes regulated activities, to maintain adequate capital. The maintenance of adequate capital is also necessary to enhance the Group’s financial flexibility in the face of continuing turbulence and uncertainty in the global economy. Accordingly, the purpose of the First Placing and Open Offer and the issue of the Preference Shares was to allow the company to strengthen its capital position. As at 31 December 2008 the Group’s Tier 1 and Core Tier 1 capital ratios were 10.0 per cent. and 6.8 per cent. respectively, using the Basel II methodology. Although the net proceeds of the First Placing and Open Offer and the Preference Share Issue strengthened the Group’s capital base significantly, and the net proceeds of the Second Placing and Open Offer were used to redeem the existing £5 billion of Preference Shares and which thereby improved the quality of the Group’s capital by increasing the Group’s Core Tier 1 capital ratio, any change that limits the Group’s ability effectively to manage its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise,

Business review continued

increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions or otherwise) or to access funding sources, could have a material adverse impact on its financial condition and regulatory capital position or result in a loss of value in RBS shares.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.
Under IFRS, the Group recognises at fair value: (i) financial instruments classified as ‘held-for-trading’ or ‘designated as at fair value through profit or loss’; (ii) financial assets classified as ‘available-for-sale’; and (iii) derivatives, each as further described in ‘Accounting Policies’ on page 166 of the financial statements. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to changes in market conditions, as has been the case during the current financial crisis. In such circumstances, the Group’s internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value. In common with other financial institutions, these internal valuation models are complex, and the assumptions, judgements and estimates the Group is required to make often relate to matters that are inherently uncertain, such as expected cash flows, the ability of borrowers to service debt, residential and commercial property price appreciation and depreciation, and relative levels of defaults and deficiencies. Such assumptions, judgements and estimates may need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on the Group’s earnings and financial condition. Also, recent market volatility and illiquidity has challenged the factual bases of certain underlying assumptions and has made it difficult to value certain of the Group’s financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in further significant changes in the fair values of these instruments, which could have a negative effect on the Group’s results of operations and financial condition or result in a loss of value in RBS shares.

The Group’s future earnings and financial condition in part depend on the success of the Group’s strategic refocus on core strengths and its disposal programme.
In light of the recently changed global economic outlook, the Group has embarked on a restructuring which focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding and lowering exposure to capital intensive businesses. The Group will also continue with its disposal programme and continue to review its portfolio to identify further disposals of certain non-core assets. For further details of these re-structuring plans, please read “Business Review – Strategic Review” on page 9 of this document.
Although the proceeds of the Second Placing and Open Offer improved the quality of the Group's capital by replacing the existing £5 billion of Preference Shares with £5 billion of Core Tier 1 capital, the global credit markets remain challenging and the Group’s execution of its current and future strategic plans may not be successful. In connection with the implementation of these plans, the Group may incur restructuring charges, which may be material. Furthermore, if the Group’s plans, including any planned disposals, are not successful or fail to achieve the results expected, the Group’s business, capital position financial condition, results of operations and future prospects may be negatively impacted or this could result in a loss of value in RBS shares.

The Group operates in markets that are highly competitive and consolidating. If the Group is unable to perform effectively, its business and results of operations will be adversely affected.
Recent consolidation among banking institutions in the United Kingdom, the United States and throughout Europe is changing the competitive landscape for banks and other financial institutions. This consolidation, in combination with the introduction of new entrants into the US and UK markets from other European and Asian countries, could increase competitive pressures on the Group. Moreover, if financial markets continue to be volatile, more banks may be forced to consolidate.

In addition to the effects of consolidation, increased government ownership of, and involvement in, banks generally may have an impact on the competitive landscape in the major markets in which the Group operates. Although, at present, it is difficult to predict what the effects of this increased government ownership and involvement will be or how it will differ from jurisdiction to jurisdiction, such involvement may cause the Group to experience stronger competition for corporate, institutional and retail clients and greater pressure on profit margins. Since the markets in which the Group operates are expected to remain highly competitive in all areas, these and other changes to the competitive landscape could adversely affect the Group’s business, margins, profitability and financial condition or result in a loss of value in RBS shares.

The Group has agreed to certain undertakings in relation to the operation of its business in the First Placing and Open Offer Agreement, the Second Placing and Open Offer Agreement and in connection with the proposed APS, which may serve to limit the Group’s operations.
Under the terms of the First Placing and Open Offer Agreement, the Group provided certain undertakings aimed at ensuring that the subscription by HM Treasury for the relevant Ordinary Shares and the Preference Shares and the Group’s potential participation in the guarantee scheme promoted by HM Treasury as part of its support for the UK banking industry are compatible with the common market under EU law. These undertakings include (i) supporting certain initiatives in relation to mortgage lending and lending to SMEs until 2011, (ii) regulating management remuneration and (iii) regulating the rate of growth of the Group’s balance sheet. Under the terms of the Second Placing and Open Offer Agreement, the Group’s undertakings in relation to mortgage lending and lending to SMEs were extended to larger commercial and industrial companies in the United Kingdom. These undertakings may serve to limit the Group’s operations. In addition, pursuant to the Lending Commitments Letter, the Group is subject to further undertakings, which supersede the lending commitments made to HM Treasury in October 2008 and January 2009 by agreeing to lend £16 billion above the amount the Group had budgeted to lend to UK businesses and £9 billion above the amount the Group had budgeted to lend to UK homeowners in the year commencing 1 March 2009, with a commitment to lend at similar levels in the year commencing 1 March 2010. For a description of these undertakings, please read “Material Contracts” on page 267 of this document.

The Group could fail to attract or retain senior management or other key employees.
The Group’s ability to implement its strategy depends on the ability and experience of its senior management and other key employees. The loss of the services of certain key employees, particularly to competitors, could have a negative impact on the Group’s business. The Group’s future success will also depend on its ability to attract, retain and remunerate highly skilled and qualified personnel competitively with its peers. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and heightened scrutiny of, and (in some cases) restrictions placed upon, management compensation arrangements, in particular those in receipt of Government funding (such as the Group). The Group recently announced changes to its compensation structure which included significant reductions in bonuses to be paid in respect of 2008, and limitations on pay rises in 2009. Details of these changes are outlined in the letter from the Chairman of the Remuneration Committee on page 140. In addition to the effects of such measures on the Group’s ability to retain senior management and other key employees, the marketplace for skilled personnel is becoming more competitive, which means the cost of hiring, training and retaining skilled personnel may continue to increase. The failure to attract or retain a sufficient number of appropriately skilled personnel could prevent the Group from successfully implementing its strategy, which could have a material adverse effect on the Group’s financial condition and results of, operations or result in a loss of value in RBS shares.

Each of the Group’s businesses is subject to substantial regulation and oversight. Any significant regulatory developments could have an effect on how the Group conducts its business and on its results of operations and financial condition.
The Group is subject to financial services laws, regulations, administrative actions and policies in each location in which it operates. All of these are subject to change, particularly in the current market environment, where there have been unprecedented levels of government intervention and changes to the regulations governing financial institutions, including recent nationalisations in the United Kingdom, the United States and other European countries. As a result of these and other ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the Group’s participation in any government or regulator-led initiatives), the Group expects to face greater regulation in the United Kingdom, the United States, the Netherlands and other countries in which it operates, including throughout the rest of Europe.

Business review continued

Compliance with such regulations may increase the Group’s capital requirements and costs and have an adverse impact on its business, the products and services it offers and the value of its assets or result in a loss of value in RBS shares.

Other areas where governmental policies and regulatory changes could have an adverse impact include, but are not limited to:

•	the monetary, interest rate, capital adequacy and other policies of central banks and regulatory authorities;

•
general changes in government or regulatory policy or changes in regulatory regimes that may significantly influence investor decisions in particular markets in which the Group operates or may increase the costs of doing business in those markets;

•	changes to financial reporting standards;

•
other general changes in the regulatory requirements, such as prudential rules relating to the capital adequacy framework and the imposition of onerous compliance obligations, restrictions on business growth or pricing and requirements to operate in a way that prioritises objectives other than shareholder value creation;

•	changes in competition and pricing environments;

•	further developments in the financial reporting environment;

•
differentiation amongst financial institutions by governments with respect to the extension of guarantees to bank customer deposits and the terms attaching to such guarantees, including requirements for the entire Group to accept exposure to the risk of any individual member of the Group, or even third party participants in guarantee schemes, failing;

•	implementation of, or costs related to, local customer or depositor compensation or reimbursement schemes;

•	transferability and convertibility of currency risk;

•	expropriation, nationalisation and confiscation of assets;

•	changes in legislation relating to foreign ownership; and

Business review continued

•	other unfavourable political, military or diplomatic developments producing social instability or legal uncertainty which, in turn, may affect demand for the Group’s products and services.

The Group’s results have been and could be further adversely affected in the event of goodwill impairment.
The Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised initially at cost and subsequently at cost less any accumulated impairment losses. As required by IFRS, the Group tests goodwill for impairment annually or more frequently, at external reporting dates, when events or circumstances indicate that it might be impaired. An impairment test involves comparing the recoverable amount (the higher of value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. The value in use and fair value of the Group’s cash generating units are affected by market conditions and the performance of the economies in which the Group operates. Where the Group is required to recognise a goodwill impairment, it is recorded in the Group’s income statement, although it has no effect on the Group’s regulatory capital position. For the year ended 31 December 2008, the Group recorded a £32.6 billion accounting write-down of goodwill and other intangibles relating to prior year acquisitions.

The Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations.
The Group maintains a number of defined benefit pension schemes for past and current employees. Pensions risk is the risk that the liabilities of the Group’s various defined benefit pension schemes which are long term in nature will exceed the schemes’ assets, as a result of which the Group is required or chooses to make additional contributions to the schemes. The schemes’ assets comprise investment portfolios that are held to meet projected liabilities to the scheme members. Risk arises from the schemes because the value of these asset portfolios and returns from them may be less than expected and because there may be greater than expected increases in the estimated value of the schemes’ liabilities. In these circumstances, the Group could be obliged, or may choose, to make additional contributions to the schemes, and during recent periods, the Group has voluntarily made such contributions. Given the current economic and financial market difficulties and the prospects for them to continue over the near and medium term, the Group may be required or elect to make further contributions to the pension schemes and such contributions could be significant and have a negative impact on the Group’s capital position results of operations or financial condition or result in a loss of value in RBS shares.

The Group is and may be subject to litigation and regulatory investigations that may impact its business.
The Group’s operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, the Group is, and may in the future be, involved in various disputes, legal proceedings and regulatory investigations in the United Kingdom, the United States and other jurisdictions, including class-action litigation. Furthermore, the Group, like many other financial institutions, has come under greater regulatory scrutiny over the last year and expects that environment to continue for the foreseeable future, particularly as it relates to compliance with new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as the provisions of applicable sanctions programmes. Disputes, legal proceedings and regulatory investigations are subject to many uncertainties, and their outcomes are often difficult to predict, particularly in the earlier stages of a case or investigation. Adverse regulatory action or adverse judgements in litigation could result in restrictions or limitations on the Group’s operations or result in a material adverse effect on the Group’s reputation or results of operations or result in a loss of value in RBS shares. For details about certain litigation and regulatory investigations in which the Group is involved, see Note 32 on the financial statements.

Operational risks are inherent in the Group’s operations.
The Group’s operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The Group has complex and geographically diverse operations and operational risk and losses can result from internal or external fraud, errors by employees or third-parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, natural disasters or the inadequacy or failure of systems and controls, including those of the Group’s suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, to identifying and rectifying weaknesses in existing procedures and to training staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Any weakness in these systems or controls, or any breaches or alleged breaches of applicable laws or regulations could have a materially negative impact on the Group’s business, reputation, results of operations and share price. Notwithstanding anything contained in this risk factor, it should not be taken as implying that either the company or the Group will be unable to comply with its obligations as a company with securities admitted to the Official List or as a supervised firm regulated by the FSA.

The Group is exposed to the risk of changes in tax legislation and its interpretation and to increases in the rate of corporate and other taxes in the jurisdictions in which it operates.
The Group’s activities are subject to tax at various rates around the world computed in accordance with local legislation and practice. Action by governments to increase tax rates or to impose additional taxes would reduce the Group’s profitability. Revisions to tax legislation or to its interpretation might also affect the Group’s results in the future.

The acquisition of a majority shareholding in the Group by HM Treasury in December 2008 could lead to certain adverse tax consequences for the Group.
The acquisition by HM Treasury of a majority shareholding in the Group in consequence of the First Placing and Open Offer could, in certain circumstances, have adverse tax consequences which could affect the post-tax profitability of the Group. However, if the Group enters into the APS it has agreed, in principle, to give up the right to certain UK tax losses and allowances and this may limit the adverse tax consequences of the acquisition by HM Treasury of a majority shareholding in the Group.

Business review continued

The Group’s insurance businesses are subject to inherent risks involving claims.
Future claims in the Group’s general and life assurance business may be higher than expected as a result of changing trends in claims experience resulting from catastrophic weather conditions, demographic developments, changes in mortality and other causes outside the Group’s control. These trends could affect the profitability of current and future insurance products and services. The Group reinsures some of the risks it has assumed and is accordingly exposed to the risk of loss should its reinsurers become unable or unwilling to pay claims made by the Group against them.

The Group’s operations have inherent reputational risk.
Reputational risk, meaning the risk to earnings and capital from negative public opinion, is inherent in the Group’s business. Negative public opinion can result from the actual or perceived manner in which the Group conducts its business activities or from actual or perceived practices in the banking and financial industry. Negative public opinion may adversely affect the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors. The Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk.

In the United Kingdom and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.
In the United Kingdom, the Financial Services Compensation Scheme (the “Scheme”) was established under the FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The Scheme can pay compensation to customers if a firm is unable, or likely to be unable, to pay claims against it and, if the Banking Bill is enacted in its current form, may be required to make payments either in connection with the exercise of a stabilisation power or in exercise of the bank insolvency procedures under that Bill. The Scheme is funded by levies on firms authorised by the FSA, including the Group. In the event that the Scheme raises funds from the authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the Group may have a material impact on its results of operations and financial condition. During the financial year ended 31 December 2008, the Group made a provision of £150 million related to a levy by the Scheme.

In addition, to the extent that other jurisdictions where the Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes (such as in the United States with the Federal Deposit Insurance Corporation), the Group may make further provisions and may incur additional costs and liabilities, which may negatively impact its financial condition and results of operations or result in a loss of value in RBS shares.

The Group’s business and earnings may be affected by geopolitical conditions.
The performance of the Group is significantly influenced by the geopolitical and economic conditions prevailing at any given time in the countries in which it operates, particularly the United Kingdom, the United States and other countries in Europe and Asia. For example, the Group has a presence in countries where businesses could be exposed to the risk of business interruption and economic slowdown following the outbreak of a pandemic, or the risk of sovereign default following the assumption by governments of the obligations of private sector institutions. Similarly the Group faces the heightened risk of trade barriers, exchange controls and other measures taken by sovereign governments which may impact a borrower’s ability to repay. Terrorist acts and threats and the response to them of governments in any of these countries could also adversely affect levels of economic activity and have an adverse effect upon the Group's business.

The restructuring proposals for ABN AMRO are complex and may not realise the anticipated benefits for the Group.
The restructuring plan in place for the integration and separation of ABN AMRO into and among the businesses and operations of the consortium members is complex, involving substantial reorganisation of ABN AMRO’s operations and legal structure. In addition, the plan contemplates activities taking place simultaneously in a number of businesses and jurisdictions. Although integration efforts are well underway and are being advanced on a number of fronts, the implementation of the reorganisation and the realisation of the forecast benefits within the planned timescales, particularly given current market and economic conditions, remains challenging, although the Group remains confident that such goals will be achieved. Execution of the restructuring requires management resources previously devoted to the Group businesses and the retention of appropriately skilled ABN AMRO staff. The Group may not realise the benefits of the acquisition or the restructuring when expected or to the extent projected. The occurrence of any of these events, including as a result of staff losses or performance issues, may have a negative impact on the Group’s financial condition and results of operations. It is not expected that the Dutch State’s acquisition of Fortis Bank Nederland’s shares in RFS Holdings, which was effected in December 2008, will materially affect the integration benefits envisaged by the Group.

The recoverability of certain deferred tax assets recognised by the Group depend on the Group's ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation.
In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The losses are quantified on the basis of current tax legislation and are subject to change in respect of the rate of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation may reduce the recoverable amount of the recognised deferred tax assets.

RBS’s ability to pay dividends on or make other distributions in respect of the Ordinary Shares will depend on the availability of distributable reserves and may be limited by the terms of the B Shares.
RBS’s ability to pay dividends is limited under UK company law, which limits a company to only paying cash dividends to the extent that it has distributable reserves and cash available for this purpose. As a holding company, RBS’s ability to pay dividends in the future is affected by a number of factors, principally its ability to receive sufficient dividends from subsidiaries. The payment of dividends to RBS by its subsidiaries is, in turn, subject to restrictions, including certain regulatory requirements and the existence of sufficient distributable reserves and cash in RBS’s subsidiaries. The ability of these subsidiaries to pay dividends and RBS’s ability to receive distributions from its investments in other entities are subject to applicable local laws and regulatory requirements and other restrictions, including, but not limited to, applicable tax laws and covenants in some of RBS’s debt facilities. These laws and restrictions could limit the payment of future dividends and distributions to RBS by its subsidiaries, which could restrict RBS’s ability to fund other operations or to pay, in due course, a dividend to holders of the Existing Shares or the New Shares.

In addition, if the B Shares are issued, no cash dividend may be paid on the Ordinary Shares unless the cash dividend payable in respect of the same period on the B Shares is paid in full, and no scrip dividend may be paid on the Ordinary Shares unless the cash or scrip dividend payable in respect of the same period on the B Shares is paid in full.

Business review continued

Key financials

	2008	2007	2006
for the year ended 31 December	£m	£m	£m
Total income	25,868	30,366	28,002
Operating (loss)/profit before tax	(40,667)	9,832	9,186
(Loss)/profit attributable to ordinary shareholders	(24,137)	7,303	6,202
Cost: income ratio	208.9%	45.9%	44.6%
Basic (loss)/earnings per share (pence) (1)	(145.7p )	64.0p	54.4p

	2008	2007	2006
at 31 December	£m	£m	£m
Total assets	2,401,652	1,840,829	856,832
Loans and advances to customers	874,722	828,538	466,893
Deposits	897,556	994,657	516,365
Owners’ equity	58,879	53,038	40,227
Risk asset ratio – Tier 1 (2)	10.0%	7.3%	7.5%
– total	14.1%	11.2%	11.7%

Notes:

(1)	Prior year per share data have been restated to reflect the rights issue in June 2008 and the capitalisation issue in September 2008.

(2)	2008 data are on a Basel II basis; data for 2007 and 2006 are on a Basel I basis.

Overview of results
As discussed on page 2, the results of ABN AMRO are fully consolidated in the Group’s financial statements. Consequently, the statutory results of RBS for the year ended 31 December 2007 and 2008 include the results of ABN AMRO for 76 days and the full year respectively. The interests of the State of the Netherlands and Santander in RFS Holdings are included in minority interests.

Summary consolidated income statement for the year ended 31 December 2008
	2008	2007		2006
	£m	£m		£m
Net interest income	18,675	12,069		10,596
Fees and commissions receivable	9,831	8,278		7,116
Fees and commissions payable	(2,386)	(2,193)		(1,922)
Other non-interest income	(6,578)	6,125		6,239
Insurance net premium income	6,326	6,087		5,973
Non-interest income	7,193	18,297		17,406
Total income	25,868	30,366		28,002
Operating expenses	54,033	13,942		12,480
(Loss)/profit before other operating charges and impairment	(28,165)	16,424		15,522
Insurance net claims	4,430	4,624		4,458
Impairment losses	8,072	1,968		1,878
Operating (loss)/profit before tax	(40,667)	9,832		9,186
Tax	(2,323)	2,044		2,689
(Loss)/profit after tax from continuing operations	(38,344)	7,788		6,497
Profit/(loss) from discontinued operations, net of tax	3,971	(76)		-
(Loss)/profit for the year	(34,373)	7,712		6,497
Minority interests	(10,832)	163		104
Other owners	596	246		191
(Loss)/profit attributable to ordinary shareholders	(24,137)	7,303		6,202

Basic earnings per ordinary share (1)	(145.7p )	64.0	p	54.4	p

Diluted earnings per ordinary share	(145.7p )	63.4	p	53.9	p

Note:

(1)	Prior year data have been restated to reflect the rights issue in June 2008 and the capitalisation issue in September 2008.

Business review continued

2008 compared with 2007
Operating loss
Operating loss before tax was £40,667 million compared with an operating profit of £9,832 million in 2007. The results have been adversely affected by the write-down of goodwill and other assets, a substantial decline in non-interest income, a number of specific losses such as counterparty failures, and a marked increase in the credit impairment charge, reflecting weakness in financial markets and a deteriorating global economy.

Losses from credit market exposures increased to £7,781 million, compared with £1,410 million in 2007, with the great majority incurred in the first half of the year. Write-down of goodwill and other assets was £32,581 million. Other one-off items amounted to a credit  of £1,674 million, 25% higher than in 2007, principally as a result of a  £1,232 million increase in the carrying value of own debt carried at fair value.

Loss attributable to ordinary shareholders was £24,137 million, compared with an attributable profit of £7,303  million in 2007.

Total income
Total income declined by 15% to £25,868 million, with a significant deterioration experienced during the second half of the year principally as a result of £5.8 billion of trading asset write-downs, counterparty failure and incremental reserving within GBM. While income increased in 2008 in Global Transaction Services and Regional Markets, and held steady in Insurance, a significant reduction occurred in Global Banking & Markets, where a strong performance in rates, currencies and commodities was offset by marked deterioration in credit markets and equities.

Net interest income
Net interest income increased by 55% to £18,675 million, with average loans and advances to customers up 61% and average customer deposits up 53%. Group net interest margin fell from 2.32% to 2.12% largely reflecting tightened margins within Regional Markets as market interest rates fell, with deposit markets remaining competitive and price adjustments on lending taking some time to feed through to the back book.

Non-interest income
Non-interest income was severely affected by the weakness in financial markets experienced over the course of the year, particularly in the fourth quarter.  Non-interest income decreased to £7,193 million principally due to the credit market write-downs of £7,781 million offset by a movement in the fair value of own debt of £1,232 million. While the decline was particularly marked in GBM’s credit markets and equities businesses, with reduced business volumes and mounting mark-to-market trading losses, Regional Markets also saw non-interest income fall in the latter part of the year as declining consumer confidence led to lower demand for credit and other financial products.

Operating expenses
Total operating expenses rose to £54,033 million, with cost growth in the Group’s core retail and commercial banking franchises offset by efficiency programmes and a significant reduction in Global Banking & Markets staff costs. Integration and restructuring costs were £1,357 million compared with £108 million in 2007. Write-down of goodwill and other assets was £32,581 million.

Net insurance claims
Bancassurance and general insurance claims, after reinsurance, decreased by 4% to £4,430 million, reflecting improved risk selection, better claims management and the non-recurrence of the severe floods experienced in 2007 and as a result of movements in financial market values.

Impairment losses
Impairment losses increased to £8,072 million in 2008, compared with £1,968 million in 2007. The Group experienced a pronounced deterioration in impairments in the second half of the year, as financial stress spread to a broad range of customers. The greatest increase in impairments occurred in GBM, where fourth quarter impairments totalled £2,938 million, including a loss of approximately £900 million on the Group’s exposure to LyondellBasell.  However, the Regional Markets businesses in all geographies also experienced  a noticeable increase in impairments in the second half, particularly in the UK and Irish corporate and US personal segments.

Impairments represented 0.44% of gross loans and advances, excluding reverse repos, in the first half but reached 1.27% in the second half. For 2008 as a whole, impairments amounted to 0.82% of loans and advances, excluding reverse repos, compared with 0.28% in 2007. Risk elements in lending and potential problem loans at 31 December 2008 represented 2.52% of gross loans and advances to customers, excluding reverse repos, compared with 1.64% a year earlier. Provision coverage was 51%, compared with 57% at 31 December 2007 reflecting the higher proportion of secured loans included in risk elements in lending and potential problem loans.

Credit market losses
Losses for 2008 relating to the Group’s previously identified credit market exposures totalled £7,781 million, net of hedging gains of £1,642 million. This includes impairment losses of £466 million incurred on credit market assets reclassified out of the ‘held-for-trading’ category in line with the amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’ issued in October. While the majority of these write-downs were incurred in the first half of 2008, the severity of the financial market dislocation intensified in the fourth quarter, resulting in further losses in particular on the Group’s structured credit portfolios.

Write-down of goodwill and other intangible assets
After reviewing the carrying value of goodwill and other purchased intangible assets, the Group has recorded an impairment charge of £32,581 million. Of this charge, £23,348 million relates to part of the goodwill in respect of the acquisition of ABN AMRO, while other significant impairments have been recorded on part of the Citizens/Charter One goodwill of £4,382 million, part of the NatWest goodwill (principally allocated to Global Banking & Markets) of £2,742 million and other goodwill of £720 million. Other intangible asset impairments of £1,389 million principally relate to the write-down in the value of customer relationships recognised on the acquisition of ABN AMRO.

These impairments have no cash impact, and minimal impact on the Group’s capital ratios.

Other non-operating items
Integration and restructuring costs totalled £1,357 million, primarily reflecting the integration of ABN AMRO into the Group, while the amortisation of purchased intangibles increased to £582 million from £124 million.

Taxation
The Group recorded a tax credit of £2,323 million in 2008, compared with a tax charge of £2,044 million in 2007. The effective tax rate for 2008 was 5.7% compared with 20.8% in 2007.

Earnings
Basic earnings per ordinary share decreased from 64.0p to (145.7p).

The number of shares in issue increased to 39,456 million at 31 December 2008, compared with 10,006 million in issue at 31 December 2007, reflecting the Group’s capital raisings in June and December and the capitalisation issue in lieu of the interim dividend for 2008.

Business review continued

2007 compared with 2006
Profit
Profit before tax was up 7%, from £9,186 million to £9,832 million. The results of ABN AMRO are included from the date of acquisition, 17 October 2007.

Total income
The Group achieved strong growth in income during 2007. Total income was up 8% or £2,364 million to £30,366 million, notwithstanding the significant impact of the developments in global credit markets in the second half of 2007.

Net interest income increased by 14% to £12,069 million and represents 40% of total income (2006 – 38%). Average loans and advances to customers grew by 23% and average customer deposits grew by 25%.

Non-interest income increased by £891 million to £18,297 million and represents 60% of total income (2006 – 62%).

Net interest margin
The Group’s net interest margin at 2.32% was down from 2.53% in 2006.

Operating expenses
Operating expenses increased by 12% to £13,942 million. Integration costs were £108 million compared with £134 million in 2006.

Cost:income ratio
The Group’s cost:income ratio was 45.9% compared with 44.6% in 2006.

Net insurance claims
Bancassurance and general insurance claims, after reinsurance, increased by 4% to £4,624 million reflecting adverse weather conditions in the summer of 2007.

Impairment losses
Impairment losses rose 5% to £1,968 million, compared with £1,878 million in 2006.

Risk elements in lending and potential problem loans represented 1.64% of gross loans and advances to customers excluding reverse repos at 31 December 2007 (2006 – 1.57%).

Provision coverage of risk elements in lending and potential problem loans was 57% (2006 – 62%).

Taxation
The effective tax rate for 2007 was 20.8% (2006 – 29.3%). The headline rate is lower than the standard rate of UK corporation tax of 30% principally due to certain non-taxable capital gains and changes to deferred tax balances following the change in rate of corporation tax.

Earnings and dividends
Basic earnings per ordinary share increased by 18%, from 54.4p to 64.0p.

A final dividend of 19.3p per ordinary share was recommended and paid, giving a total dividend for the year of 27.8p, an increase of 10%.

Balance sheet
Total assets were £1,840.8 billion at 31 December 2007. The acquisition of ABN AMRO in October 2007 increased assets by £774.5 billion, with the balance accounted for largely by growth in our lending to customers and in trading assets.

Lending to customers, excluding repurchase agreements and stock borrowing (“reverse repos”), increased in 2007 by 70% or £282.2 billion to £686.2 billion. Customer deposits, excluding repurchase agreements and stock lending (“repos”), grew by 71% or £227.2 billion to £547.5 billion.

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

Business review continued

Analysis of results
Net interest income

	2008	2007	2006
	£m	£m	£m
Interest receivable	49,522	32,252	24,688
Interest payable	(30,847)	(20,183)	(14,092)
Net interest income	18,675	12,069	10,596
	%	%	%
Gross yield on interest-earning assets of the banking business	5.61	6.19	5.90
Cost of interest-bearing liabilities of the banking business	(3.79)	(4.36)	(3.85)
Interest spread of the banking business	1.82	1.83	2.05
Benefit from interest-free funds	0.30	0.49	0.48
Net interest margin of the banking business	2.12	2.32	2.53

Yields, spreads and margins of the banking business	%	%	%
Gross yield (1)
Group	5.61	6.19	5.90
UK	5.72	6.69	6.13
Overseas	5.54	5.52	5.50
Interest spread (2)
Group	1.82	1.83	2.05
UK	1.92	2.30	2.37
Overseas	1.76	1.20	1.47
Net interest margin (3)
Group	2.12	2.32	2.53
UK	2.39	2.55	2.68
Overseas	1.91	1.99	2.26
The Royal Bank of Scotland plc base rate (average)	4.67	5.51	4.64
London inter-bank three month offered rates (average):
Sterling	5.51	6.00	4.85
Eurodollar	2.92	5.29	5.20
Euro	4.63	4.28	3.08

Notes:

(1)	Gross yield is the interest rate earned on average interest-earning assets of the banking business.

(2)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.

(3)	Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

Business review continued

Average balance sheet and related interest

	2008			2007 - Restated
	Average balance	Interest	Rate	Average balance	Interest	Rate
	£m	£m	%	£m	£m	%
Assets
Loans and advances to banks
– UK	19,039	939	4.93	21,133	1,024	4.85
– Overseas	31,388	1,417	4.51	12,654	546	4.31
Loans and advances to customers
– UK	319,696	19,046	5.96	268,911	18,506	6.88
– Overseas	393,405	22,766	5.79	175,301	10,062	5.74
Debt securities
– UK	33,206	1,276	3.84	10,883	600	5.51
– Overseas	85,625	4,078	4.76	31,792	1,514	4.76
Total interest-earning assets
– banking business (2, 3)	882,359	49,522	5.61	520,674	32,252	6.19
– trading business (4)	425,454			313,110
Total interest-earning assets	1,307,813			833,784
Non-interest-earning assets (2, 3)	732,872			289,188
Total assets	2,040,685			1,122,972
Percentage of assets applicable to overseas operations	48.6%			38.0%
Liabilities and owners’ equity
Deposits by banks
– UK	46,217	1,804	3.90	52,951	2,234	4.22
– Overseas	113,592	4,772	4.20	31,073	1,172	3.77
Customer accounts: demand deposits
– UK	99,852	2,829	2.83	93,764	3,296	3.52
– Overseas	70,399	1,512	2.15	30,739	1,031	3.35
Customer accounts: savings deposits
– UK	42,870	1,708	3.98	36,334	1,658	4.56
– Overseas	72,473	2,203	3.04	27,645	902	3.26
Customer accounts: other time deposits
– UK	94,365	4,011	4.25	88,089	4,201	4.77
– Overseas	105,660	4,097	3.88	43,141	2,100	4.87
Debt securities in issue
– UK	101,520	4,095	4.03	57,140	3,060	5.36
– Overseas	132,699	5,846	4.41	49,848	2,627	5.27
Subordinated liabilities
– UK	26,300	1,356	5.16	23,502	1,300	5.53
– Overseas	12,385	788	6.36	4,509	230	5.10
Internal funding of trading business
– UK	(85,664)	(3,445)	4.02	(68,395)	(3,307)	4.84
– Overseas	(18,090)	(729)	4.03	(7,454)	(321)	4.31
Total interest-bearing liabilities
– banking business (2, 3)	814,578	30,847	3.79	462,886	20,183	4.36
– trading business (4)	466,610			316,453
Total interest-bearing liabilities	1,281,188			779,339
Non-interest-bearing liabilities:
Demand deposits
– UK	45,472			18,416
– Overseas	9,721			14,455
Other liabilities (3, 4)	645,760			267,403
Owners’ equity	58,544			43,359
Total liabilities and owners’ equity	2,040,685			1,122,972
Percentage of liabilities applicable to overseas operations	46.8%			35.9%

Notes:

(1)	The analysis into UK and Overseas has been compiled on the basis of location of office.

(2)	Interest-earning assets and interest-bearing liabilities include the Retail bancassurance assets and liabilities attributable to policyholders.

(3)	Interest income and interest expense do not include interest on financial assets and liabilities designated as at fair value through profit or loss.

(4)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

The 2007 comparative amounts have been restated for the netting of certain derivative asset and derivative liability balances with the London Clearing House, the finalisation of the ABN AMRO acquisition accounting and for the classification of Banco Real as a discontinued operation.

Business review continued

Average balance sheet and related interest
	2006 - Restated
	Average balance	Interest	Rate
	£m	£m	%
Assets
Loans and advances to banks
– UK	15,934	681	4.27
– Overseas	7,237	237	3.27
Loans and advances to customers
– UK	239,086	15,141	6.33
– Overseas	121,092	6,977	5.76
Debt securities
– UK	12,816	598	4.67
– Overseas	22,032	1,054	4.78
Total interest-earning assets
– banking business (2, 3)	418,197	24,688	5.90
– trading business (4)	202,408
Total interest-earning assets	620,605
Non-interest-earning assets (2, 3)	199,898
Total assets	820,503
Percentage of assets applicable to overseas operations	35.2%
Liabilities and owners’ equity
Deposits by banks
– UK	35,985	1,393	3.87
– Overseas	28,772	1,228	4.27
Customer accounts: demand deposits
– UK	86,207	2,428	2.82
– Overseas	13,113	441	3.36
Customer accounts: savings deposits
– UK	30,933	1,058	3.42
– Overseas	19,766	529	2.68
Customer accounts: other time deposits
– UK	67,126	2,807	4.18
– Overseas	36,177	1,636	4.52
Debt securities in issue
– UK	45,829	2,210	4.82
– Overseas	25,249	1,076	4.26
Subordinated liabilities
– UK	23,873	1,226	5.14
– Overseas	2,639	160	6.06
Internal funding of trading business
– UK	(44,475)	(1,893)	4.26
– Overseas	(4,930)	(207)	4.20
Total interest-bearing liabilities
– banking business (2, 3)	366,264	14,092	3.85
– trading business (4)	204,810
Total interest-bearing liabilities	571,074
Non-interest-bearing liabilities:
Demand deposits
– UK	17,909
– Overseas	11,668
Other liabilities (3, 4)	182,976
Owners’ equity	36,876
Total liabilities and owners’ equity	820,503
Percentage of liabilities applicable to overseas operations	32.3%

Notes:

(1)	The analysis into UK and Overseas has been compiled on the basis of location of office.

(2)	Interest-earning assets and interest-bearing liabilities include the Retail bancassurance assets and liabilities attributable to policyholders.

(3)	Interest income and interest expense do not include interest on financial assets and liabilities designated as at fair value through profit or loss.

(4)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

The 2006 comparative amounts have been restated for the netting of certain derivative asset and derivative liability balances with the London Clearing House.

Business review continued

Analysis of change in net interest income – volume and rate analysis
Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2008 over 2007 (restated)			2007 (restated) over 2006 (restated)
	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
	£m	£m	£m	£m	£m	£m
Interest-earning assets
Loans and advances to banks
UK	(103)	18	(85)	243	100	343
Overseas	845	26	871	217	92	309
Loans and advances to customers
UK	3,221	(2,681)	540	1,985	1,380	3,365
Overseas	12,621	83	12,704	3,112	(27)	3,085
Debt securities
UK	906	(230)	676	(98)	100	2
Overseas	2,564	-	2,564	465	(5)	460
Total interest receivable of the banking business
UK	4,024	(2,893)	1,131	2,130	1,580	3,710
Overseas	16,030	109	16,139	3,794	60	3,854
	20,054	(2,784)	17,270	5,924	1,640	7,564
Interest-bearing liabilities
Deposits by banks
UK	271	159	430	(706)	(135)	(841)
Overseas	(3,452)	(148)	(3,600)	(94)	150	56
Customer accounts: demand deposits
UK	(204)	671	467	(227)	(641)	(868)
Overseas	(956)	475	(481)	(591)	1	(590)
Customer accounts: savings deposits
UK	(276)	226	(50)	(206)	(394)	(600)
Overseas	(1,367)	66	(1,301)	(241)	(132)	(373)
Customer accounts: other time deposits
UK	(286)	476	190	(962)	(432)	(1,394)
Overseas	(2,500)	503	(1,997)	(332)	(132)	(464)
Debt securities in issue
UK	(1,932)	897	(1,035)	(587)	(263)	(850)
Overseas	(3,714)	495	(3,219)	(1,248)	(303)	(1,551)
Subordinated liabilities
UK	(148)	92	(56)	19	(93)	(74)
Overseas	(489)	(69)	(558)	(99)	29	(70)
Internal funding of trading business
UK	751	(613)	138	1,129	285	1,414
Overseas	430	(22)	408	109	5	114
Total interest payable of the banking business
UK	(1,824)	1,908	84	(1,540)	(1,673)	(3,213)
Overseas	(12,048)	1,300	(10,748)	(2,496)	(382)	(2,878)
	(13,872)	3,208	(10,664)	(4,036)	(2,055)	(6,091)
Movement in net interest income
UK	2,200	(985)	1,215	590	(93)	497
Overseas	3,982	1,409	5,391	1,298	(322)	976
	6,182	424	6,606	1,888	(415)	1,473

Business review continued

Non-interest income
	2008	2007	2006
	£m	£m	£m
Fees and commissions receivable	9,831	8,278	7,116
Fees and commissions payable	(2,386)	(2,193)	(1,922)
(Loss)/income from trading activities	(8,477)	1,292	2,675
Other operating income (excluding insurance net premium income)	1,899	4,833	3,564
	867	12,210	11,433
Insurance premium income	6,626	6,376	6,243
Reinsurers’ share	(300)	(289)	(270)
	6,326	6,087	5,973
	7,193	18,297	17,406

2008 compared with 2007
Non-interest income, decreased by 61%, £11,104 million to £7,193 million. Non-interest income was severely affected by the weakness in financial markets experienced over the course of the year. While the decline was particularly marked in Global Banking & Market's credit markets and equities businesses, with reduced business volumes and mounting mark-to-market trading losses, Regional Markets also saw non-interest income fall in the latter part of the year as declining consumer confidence led to lower demand for credit and other financial products.

Excluding general insurance premium income, non-interest income fell by £11,343 million to £867 million.

Within non-interest income, fees and commissions receivable increased by 19% or £1,553 million, to £9,831 million, while fees and commissions payable increased by 9%, £193 million to £2,386 million.

Income from trading activities was down from £1,292 million to a loss of £8,477 million. Currency trading activities benefited from increased volatility in the markets. However, this improvement was more than offset by substantial credit market write downs during the year.

Other operating income also decreased, falling by 61%, £2,934 million to £1,899 million. This was principally due to a fall in the fair value of securities and other financial assets and liabilities partially offset by profits from the sale of subsidiaries and associates.

Insurance premium income, after reinsurance, increased by 4% to £6,326 million primarily reflecting a full year of ABN AMRO businesses in comparison with 76 days in 2007. This was partly offset by the discontinuation of less profitable partnership contracts.

2007 compared with 2006
Non-interest income increased by 5%, £891 million to £18,297 million, including £810 million from the acquisition of ABN AMRO. Good organic growth was offset by write-downs in Global Banking & Markets in respect of US mortgage-related and leveraged finance exposures. Non-interest income represents 60% of total income (2006 – 62%). Excluding general insurance premium income, non-interest income rose by 7%, £777 million to £12,210 million.

Within non-interest income, fees and commissions receivable increased by 16% or £1,162 million, to £8,278 million, while fees and commissions payable increased by 14%, £271 million to £2,193 million.

Income from trading activities was down from £2,675 million to £1,292 million. Interest rate and currency trading activities benefited from increased volatility and there was good growth from a broadening product range. These improvements were, however, more than offset by credit markets write downs.

Other operating income increased by 36%, £1,269 million to £4,833 million. This was principally due to growth in income from rental and asset-backed activities and principal investments in Global Markets.

General insurance premium income, after reinsurance, increased by 2% to £6,087 million with good growth in policies in the core businesses, particularly in Continental Europe.

Business review continued

Credit market exposures
	2008			2007
	Net exposure (1)	Write-downs before tax	Average price	Net exposure(1)	Average price
	£m	£m	%	£m	%
Asset-backed CDOs
High grade	1,231	1,836	29	2,581	84
Mezzanine	144	1,140	6	1,253	70
	1,375	2,976		3,834	79
Monolines	4,804	3,557	n/a	2,547	n/a

US residential mortgages (2)
Sub-prime	—	353	n/a	1,292	72
Alt-A	—	1,071	n/a	2,233	83
Other non-agency	—	43	n/a	794	94
	—	1,467		4,319	81
US commercial mortgages (2)	437	95	87	1,809	97
Leveraged finance (2)
Held-for-trading	103	1,088	64	11,992	96
Loans and receivables	5,920	—	n/a	2,514	n/a
	6,023	1,088		14,506
CLOs	520	240	81	1,386	93
		9,423
CDS hedging		(1,642)
Total net of CDS hedging		7,781

Note:

(1)	Net of hedges and write-downs.

(2)	Figures represent the Group’s remaining net exposure to its previously reported credit market exposures.

(3)	Includes commitments to lend.

Additional disclosures on these and other related exposures can be found in the rest of this document as follows:

Disclosure	Section	Sub-section	Page
Further analysis (1)	Risk management	Credit market and related disclosures	101 – 123
Valuation aspects (1)	Financial statements	Note 11 Financial instruments	186 – 191
Valuation of financial instruments (1)	Financial statements	Critical accounting policies	170 – 171
(general and level 3)		Note 11 Financial instruments	184 – 191
Reclassification of financial instruments	Financial statements	Note 11 Financial instruments	193
Asset-backed CDOs	Risk management	Market risk	88

Note:

(1)
In preparing these disclosures, the Group took into consideration the leading practice recommendations of the Financial Stability Forum issued in April 2008 and the report of the IASB Advisory Panel ‘measuring and disclosing fair value of financial instruments in markets that are no longer active’ issued in October 2008.

Business review continued

Operating expenses
	2008	2007	2006
	£m	£m	£m
Administrative expenses:
Staff costs	10,241	7,338	6,723
Premises and equipment	2,593	1,703	1,421
Other administrative expenses	5,464	2,969	2,658
Total administrative expenses	18,298	12,010	10,802
Depreciation and amortisation	3,154	1,932	1,678
Write-down of goodwill and other assets	32,581	—	—
	54,033	13,942	12,480

2008 compared with 2007
Operating expenses increased by £40,091 million to £54,033 million, primarily reflecting the write-down of goodwill and other assets of £32,581 million following a review of the carrying value of goodwill and other assets. Cost growth in the Group’s core retail and commercial banking franchises was offset by efficiency programmes and a significant reduction in Global Banking & Markets staff costs. The 2008 costs reflect a full year of the retained ABN AMRO businesses in comparison with 76 days in 2007.

The Group’s ratio of operating expenses to total income was 208.9% compared with 45.9% in 2007, largely reflecting the impact on income of the year’s difficult market conditions and the write-down of goodwill and other assets.

2007 compared with 2006
Operating expenses increased by 12%, £1,462 million to £13,942 million including £1,387 million relating to ABN AMRO. Adjusting for this, operating expenses increased by just £75 million, 1%, reflecting tight cost management and the benefits of the Group’s manufacturing platform. Further improvements in productivity have supported growth in business volumes, and allowed the Group to maintain high levels of customer satisfaction.

The Group’s ratio of operating expenses to total income was 45.9% compared with 44.6% in 2006.

Business review continued

Integration costs
	2008	2007	2006
	£m	£m	£m
Staff costs	503	18	76
Premises and equipment	25	4	10
Other administrative expenses	486	26	32
Depreciation and amortisation	36	60	16
	1,050	108	134

2008 compared with 2007
Integration costs in 2008 were £1,050 million compared with £108 million in 2007. The significant increase reflects a full year of integration costs being incurred in respect of the ABN AMRO acquisition, compared to 76 days in 2007.

Accruals in relation to integration costs are set out below.

	At 31 December 2007	Currency translation adjustments	Charge to income statement	Utilised during the year	At 31 December 2008
	£m	£m	£m	£m	£m
Staff costs	4	—	503	(502)	5
Premises and equipment	2	—	25	(26)	1
Other	1	1	522	(521)	3
	7	1	1,050	(1,049)	9

2007 compared with 2006
Integration costs in 2007 were £108 million compared with £134 million in 2006 comprising amortisation of internally developed software and other expenditure. Software costs were previously written-off as incurred under UK GAAP but under IFRS are now amortised over the expected useful lives of up to five years. Software amortisation included in integration costs principally relates to the integration of Churchill, First Active and Citizens’ acquisitions, including Charter One which was acquired in August 2004.

Restructuring costs
	2008	2007	2006
	£m	£m	£m
Staff costs	251	—	—
Premises and equipment	15	—	—
Other administrative expenses	41	—	—
	307	—	—

Accruals in relation to restructuring costs are set out below.

	At 31 December 2007	Currency translation adjustments	Charge to income statement	Utilised during the year	At 31 December 2008
	£m	£m	£m	£m	£m
Staff costs	—	33	251	—	284
Premises and equipment	—	—	15	—	15
Other	—	10	41	—	51
	—	43	307	—	350

Business review continued

Impairment
	2008	2007	2006
	£m	£m	£m
New impairment	8,391	2,310	2,093
less: recoveries of amounts previously written-off	(319)	(342)	(215)
Charge to income statement	8,072	1,968	1,878
Comprising:
Loan impairment	7,091	1,946	1,877
Impairment of available-for-sale securities	981	22	1
Charge to income statement	8,072	1,968	1,878

2008 compared with 2007
Credit impairment losses increased to £8,072 million in 2008, compared with £1,968 million in 2007. The Group experienced a pronounced deterioration in impairments during the year, as financial stress spread to a broad range of customers. The greatest increase in impairments occurred in Global Banking & Markets. However, the Regional Markets businesses in all geographies also experienced a noticeable increase in impairments during the year, particularly in the UK SME and US personal segments.

Total balance sheet provisions for impairment amounted to £11,016 million compared with £6,452 million in 2007.

Total provision coverage (the ratio of total balance sheet provisions for impairment to total risk elements in lending) decreased from 60% to 52%. The ratio of total balance sheet provisions for impairment to total risk elements in lending and potential problem loans also decreased to 51% compared with 57% in 2007.

2007 compared with 2006
Impairment losses were £1,968 million compared with £1,878 million. Impairment losses in ABN AMRO in the period since acquisition were £103 million. Adjusting for this, impairment losses fell by £13 million, 1%. This reflected improvement in Global Markets and UK Retail & Commercial Banking partially offset by higher impairment in US Retail & Commercial Banking. New impairment losses were up 10%, £217 million to £2,310 million. Recoveries of amounts previously written-off were up £127 million, 59% to £342 million. Consequently the net charge to the income statement was up £90 million, 5% to £1,968 million.

Total balance sheet provisions for impairment, including ABN AMRO, amounted to £6,452 million compared with £3,935 million in 2006.

Total provision coverage (the ratio of total balance sheet provisions for impairment to total risk elements in lending) decreased from 62% to 60%. The ratio of total balance sheet provisions for impairment to total risk elements in lending and potential problem loans decreased to 57% compared with 62% in 2006. This reflects amounts written-off and the slightly lower risk profile of the portfolio.

Business review continued

Taxation
	2008	2007	2006
	£m	£m	£m
Tax	(2,323)	2,044	2,689

	%	%	%
UK corporation tax rate	28.5	30.0	30.0
Effective tax rate	5.7	20.8	29.3

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax as follows:

	2008	2007	2006
	£m	£m	£m
Expected tax (credit)/charge	(11,590)	2,950	2,756
Non-deductible goodwill impairment	8,292	12	—
Unrecognised timing differences	274	29	—
Other non-deductible items	330	222	288
Non-taxable items	(491)	(595)	(251)
Taxable foreign exchange movements	80	16	5
Reduction in deferred tax liability following change in the rate of UK corporation tax	—	(189)	—
Foreign profits taxed at other rates	203	(25)	63
Losses in year not recognised	942	2	—
Losses brought forward and utilised	(11)	(11)	14
Adjustments in respect of prior periods	(352)	(367)	(186)
Actual tax (credit)/charge	(2,323)	2,044	2,689

The effective tax rate for the year was 5.7% (2007 – 20.8%; 2006 – 29.3%). The tax credit is lower than that arising from applying the standard rate of UK corporation tax of 28.5% to the loss for the period, principally due to non-deductible goodwill impairment and certain carried forward losses on which no tax relief has been recognised.

Business review continued

Divisional performance
The divisional results are stated before amortisation of purchased intangible assets, write-down of goodwill and other intangible assets and integration and restructuring costs (‘Contribution’). The Group manages costs where they arise. Customer-facing divisions control their direct expenses whilst Manufacturing is responsible for shared costs. In 2008, the Group did not allocate these shared costs between divisions in the day-to-day management of its businesses, and the way in which divisional results are presented reflects this.

	2008	2007	2006
	£m	£m	£m
Global Markets
Global Banking & Markets	(10,515)	3,653	3,811
Global Transaction Services	1,818	1,315	1,186
Total Global Markets	(8,697)	4,968	4,997
Regional Markets
UK Retail & Commercial Banking	5,679	6,225	5,718
US Retail & Commercial Banking	883	1,479	1,744
Europe & Middle East Retail & Commercial Banking	429	769	675
Asia Retail & Commercial Banking	127	91	67
Total Regional Markets	7,118	8,564	8,204
RBS Insurance	1,020	905	967
Group Manufacturing	(4,793)	(3,773)	(3,523)
Central items	(675)	(552)	(1,231)
Share of shared assets	(300)	(73)	—
RFS Holdings minority interest	41	163	—
Contribution	(6,286)	10,202	9,414
Amortisation of purchased intangibles	(443)	(262)	(94)
Integration and restructuring costs	(1,357)	(108)	(134)
Write-down of goodwill and other intangible assets	(32,581)	—	—
Operating (loss)/profit before tax	(40,667)	9,832	9,186

The performance of each of the divisions is reviewed on pages 35 to 52.

Risk-weighted assets of each division were as follows:

	Basel II	Basel II	Basel I
	31 December 2008	1 January 2008	31 December 2007
	£bn	£bn	£bn
Global Markets
Global Banking & Markets	278.5	211.9	188.7
Global Transaction Services	19.6	16.8	15.4
Total Global Markets	298.1	228.7	204.1
Regional Markets
UK Retail & Commercial Banking	152.5	153.1	179.0
US Retail & Commercial Banking	78.0	53.8	57.1
Europe & Middle East Retail & Commercial Banking	30.9	30.3	36.7
Asia Retail & Commercial Banking	6.4	4.9	3.3
Total Regional Markets	267.8	242.1	276.1
RFS Holdings minority interest	118.0	147.4	119.0
Other	11.9	15.3	9.8
	695.8	633.5	609.0

Business review continued

Global Markets – Global Banking & Markets

	2008	2007	2006
	£m	£m	£m
Net interest income from banking activities	3,894	1,303	1,547
Funding costs of rental assets	(404)	(495)	(519)
Net interest income	3,490	808	1,028
Net fees and commissions receivable	1,288	1,198	859
Income from trading activities	(8,098)	1,789	2,341
Other operating income	800	3,024	2,476
Non-interest income	(6,010)	6,011	5,676
Total income	(2,520)	6,819	6,704
Direct expenses
– staff costs	2,687	2,134	2,000
– other	1,441	561	402
– operating lease depreciation	224	404	406
	4,352	3,099	2,808
Impairment	3,643	67	85
Contribution	(10,515)	3,653	3,811

	£bn	£bn	£bn
Loans and advances	354.3	254.1	125.7
Reverse repos	96.1	308.9	114.5
Securities	163.2	239.5	109.1
Cash and eligible bills	26.1	26.9	7.5
Other assets	52.2	44.5	24.8
Total third party assets (excluding derivatives mark to market)	691.9	873.9	381.6
Net derivative assets (after netting)	146.0	64.1	17.9
Customer deposits (excluding repos)	105.0	106.7	44.6
Non-performing loans	6.2	1.0	0.5

2008 compared with 2007
Global Banking & Markets (GBM) contribution fell from £3,653 million in 2007 to a loss of £10,515 million. This sharp decline reflected the effect of the market turmoil on the enlarged business which severely affected the division’s results in 2008, with a particularly adverse impact in the fourth quarter. GBM incurred £5,776 million of losses, write-downs or reserves largely on credit trading, counterparty risk (including CDPCs), counterparty failure (notably Lehman and Madoff) and sovereign events as the effects of the down-turn widened. In addition, losses on previously identified credit market exposures totalled £7,781 million, including impairments of £466 million on reclassified assets. These were only partly offset by gains on the fair value of own debt.

After credit market write-downs and one-off items and trading asset write-down, GBM recorded negative income of £2,520 million. Total income before credit market write-downs and one-off items (£6,958 million) and trading asset write-downs (£5,776 millions) was £10,214 million, up 19% from 2007. The increase reflects good performances in a number of businesses, most notably in rates and currencies and the inclusion of the ABN AMRO businesses for a full twelve months. Direct costs were up by 40%, with the inclusion of the acquired businesses of ABN AMRO for a full year outweighing reduced bonus payments. Credit impairments rose sharply from a very low level, £67 million, to £3,643 million, resulting in a 2008 operating loss of £10,515 million.

Net interest income grew by £2,682 million to £3,490 million, with the rates business benefiting from the declining interest rate environment. Non-interest income reduced by £12,021 million to negative income of £6,010 million. Fees and commissions increased mainly as a result of the inclusion of the ABN AMRO businesses for a full twelve months partially offset by a decline in origination volumes. Income from trading activities fell from £1,789 million to negative income of £8,098 million primarily as a result of trading asset write-downs and credit market exposures. Other operating income fell sharply from £3,024 million to £800 million, reflecting losses incurred on European loan sales and much reduced gains on other portfolio assets, partially offset by the gain on sale of Angel Trains of £570 million.

By business line, the rates and currencies business achieved a particularly strong performance in 2008, with high volumes of customer activity and flow trading resulting in an increase in income from rates trading to £3,543 million and growth in currencies income to £1,697 million. The Sempra Commodities joint venture performed ahead of expectations in the nine months since its formation, with GBM’s commodities income reaching £778 million for the year.

Equities improved slightly primarily as a result of the inclusion of a full year of ABN AMRO related businesses. However, reduced customer flow and also experienced losses on illiquid trading positions as markets deteriorated rapidly partially offset this increase.

In a reduced market for debt origination, credit markets improved its market positions in a number of key areas such as international bond issuance. Results, however, were severely affected by the continuing market weakness, particularly in the second half of the year.

Asset and portfolio management income remained resilient, but some losses were incurred, including on capital and credit exposure management.

Credit impairments increased sharply to £3,643 million, including £466 million on assets reclassified out of the held for trading category following the amendments to IAS 39 issued in October. Of the total impairment charge, £2,938 million was incurred in the fourth quarter of 2008, including £918 million relating to the Group’s exposure to Lyondell Basell.

GBM’s total third party assets were reduced by £182 billion to £692 billion at 31 December 2008, a reduction of 21% from a year earlier, or 31% at constant exchange rates. Within this total, loans and advances to customers were £354 billion, an increase of 14% at constant exchange rates. This increase was more than offset by significant reductions in reverse repos and securities holdings, both of which have been managed down over the course of the year. Net derivative assets totalled £146 billion, compared with £64 billion at the end of 2007.

Business review continued

Although GBM took steps to reduce underlying risk-weighted assets, these measures were masked by the impact of foreign exchange movements and of Basel II pro-cyclicality, with the result that RWAs at 31 December 2008 totalled £279 billion, up 31% from a year earlier, or 14% at constant exchange rates.

2007 compared with 2006
GBM achieved strong performances in many of its businesses in 2007, with particularly strong growth in interest rate and currency trading activities, but financial results were held back by challenging credit market conditions in the second half of the year. Contribution was £3,653 million, 4% lower than 2006’s record result.

Total income of £6,819 million was 2% higher than in 2006, with £394 million as a result of the inclusion of 76 days of GBM related ABN AMRO businesses. Whilst many parts of GBM grew strongly, there were write-downs of our subprime related and leveraged finance positions and additional provisions in response to the weakening credit profile of certain financial guarantors. These losses were partially offset by a reduction in the carrying value of our own debt and by a gain of £712 million realised on the sale of Southern Water.

The strength of GBM and the successful diversification of its product capabilities resulted in a continuation of the strong growth we have achieved in Asia and continental Europe in recent years. In Asia we have now established a solid platform, with good product capabilities and client relationships. In 2007 this resulted in strong Asian income growth, with outstanding growth in our activities in China and Japan. In Europe, income grew considerably, with particularly good results in the Nordic region and in the Iberian Peninsula, where GBM further expanded its strong position in the provision of financing and risk management services to corporates and financial institutions. Income in the UK grew strongly, while results in North America declined as a result of credit market conditions affecting GBM’s asset-backed and structured credit businesses.

Net interest income fell by 21% to £808 million. Loans and advances to customers, excluding reverse repos, increased by £128.4 billion as a result of the continued expansion of our customer base outside the UK and the inclusion of GBM related ABN AMRO businesses (£102.7 billion). Customer deposits increased by £62.1 billion, with £48.3 billion from GBM related ABN AMRO businesses.

Net fee income rose by 39% to £1,198 million, reflecting our top tier position in arranging, structuring and distributing large scale financings and the inclusion of GBM related ABN AMRO businesses (£151 million). We achieved particularly strong growth in non-US loan markets.

Income from trading activities declined by £552 million, 24% to £1,789 million, with GBM related ABN AMRO businesses contributing income of £285 million. Strong performances in interest rate and currency trading activities were supplemented by good growth in our broadening product range, including equity derivatives and retail investor products. However, in credit markets, write-downs reflecting the weakening of the US housing market led to a sharp fall in income.

Other operating income increased by £548 million, 22% to £3,024 million, including the successful sale of Southern Water which concluded during the second half. The majority of our remaining private equity portfolio has been sold into a fund, managed by RBS, thereby improving capital efficiency while offering more predictable and stable returns.

Direct expenses increased by 10% to £3,099 million. We continued to invest in expanding our geographical footprint, our infrastructure and our product range.

Portfolio credit risk remained stable and impairment losses declined to £67 million in 2007, with no deterioration in overall corporate credit quality. The liquidity and profitability of our corporate customers remains generally strong.

Total assets increased to £873.9 billion, reflecting the inclusion of GBM related ABN AMRO businesses (£400.9 billion) and growth in derivative assets (mostly rates and currencies) accompanied by a corresponding increase in derivative liabilities. The derivatives increase was a result of the strong growth in client-driven interest rate and currency trading activities in a more volatile market environment. Risk-weighted assets increased by 39%, driven by the inclusion of £39.0 billion of risk-weighted assets from GBM related ABN AMRO businesses and careful risk and capital management.

Business review continued

Global Markets – Global Transaction Services
	2008	2007	2006
	£m	£m	£m
Net interest income	909	595	449
Non-interest income	1,563	1,183	1,081
Total income	2,472	1,778	1,530
Direct expenses
– staff costs	392	271	231
– other	202	178	109
	594	449	340
Impairment	60	14	4
Contribution	1,818	1,315	1,186

	£bn	£bn	£bn
Total third party assets	24.0	22.5	7.4
Loans and advances	18.6	18.7	6.6
Customer deposits	60.9	56.8	34.2

2008 compared with 2007
Global Transaction Services (GTS) grew income by 39% to £2,472 million and contribution by 38% to £1,818 million for the full year 2008, reflecting the strength and enhanced international capability of its cash management, trade finance and merchant acquiring platforms. The income growth rate was maintained in the second half of the year, despite difficult market conditions. The key driver of this growth has been the acquisition of the ABN AMRO business with the historic RBS business contributing year on year income growth of 5%.

Growth was driven by a strong performance in cash management, in particular international cash management in ABN AMRO. Steady growth was achieved in the RBS UK and US domestic markets. Average customer deposits were higher mitigating the impact of lower interest rates. International overdrafts have been re-priced, reflecting the increased cost of funds and higher risk premia during the second half of the year. Fee income from payment transactions increased strongly, particularly in the US and internationally. The division was successful throughout the year in winning new international cash management mandates from existing RBS Group clients due to the strength of the international payments platform and network.

Trade finance made good progress, with income continuing to grow strongly as the ABN AMRO platform enabled GTS to substantially improve its penetration into the Asia-Pacific market, and has expanded its supply chain finance activities with an enhanced product suite. Margins improved throughout the year reflecting the additional risk premium in the market conditions.

Merchant services and commercial cards delivered growth despite the worsening economic climate. Acquiring transaction volumes were up in the year driven by good growth in online volumes, but weaker consumer confidence in the latter part of the year meant that average transaction values decreased, slowing income growth. Commercial cards income saw strong growth for the full year, driven by higher interchange income particularly in the small and middle markets.

Direct expenses rose by 32% to £594 million, reflecting the full year costs of the ABN AMRO business, historic RBS business costs increased by 10%. The full year cost growth reflected investment in staffing and infrastructure to support GTS’s development.

Impairment losses were £60 million, up from £14 million in 2007, reflecting in particular the downturn in the global economy and some growth in defaults amongst mid-corporates and SMEs.

2007 compared with 2006
Global Transaction Services grew income by 16% to £1,778 million and contribution by 11% to £1,315 million, driven by growth in the Merchant Services business, combined with the enhanced international cash management and trade platforms introduced through the ABN AMRO acquisition.

Revenue growth was evident across all product lines. Cash management growth was the result of increased deposit balances combined with payment fee growth initiatives. Merchant services and commercial cards delivered a 6% increase in income with particularly good growth in the international businesses. This growth has been driven by increased volumes across both debit and credit card transactions.

The Trade finance business benefits materially from the product suite introduced through the ABN AMRO acquisition through improved international capabilities and a global reach. Margins in this business have also begun to see the benefit of improved pricing reflecting country risk premiums.

Direct expenses rose by 32% to £449 million in comparison with 2006, primarily reflecting investment to expand the business. This includes the acquisition of ABN AMRO which incorporates costs directly related to the GTS business.

Impairment losses were £14 million compared with £4 million in 2006.

Business review continued

Regional Markets – UK Retail & Commercial Banking
	2008	2007	2006
	£m	£m	£m
Net interest income	6,999	6,602	6,350
Net fees and commissions – banking	2,919	3,054	2,896
Other non-interest income	1,080	1,450	1,327
Non-interest income	3,999	4,504	4,223
Total income	10,998	11,106	10,573
Direct expenses
– staff costs	1,978	1,919	1,788
– other	1,193	1,076	1,082
	3,171	2,995	2,870
Insurance net claims	184	518	488
Impairment	1,964	1,368	1,497
Contribution	5,679	6,225	5,718

	£bn	£bn	£bn
Total banking assets	249.4	232.8	202.4
Loans and advances to customers – gross
– UK Retail Banking	117.5	111.0	107.4
– UK Corporate & Commercial Banking	110.4	99.3	86.1
– UK Wealth	10.1	8.4	7.2
Customer deposits*	186.1	189.4	179.7
Investment management assets – excluding deposits	22.5	25.8	34.5
Non-performing loans	7.9	5.5	5.1

*	excluding bancassurance

UK Retail and Commercial Banking retains an extremely strong franchise and represents the core of the RBS Group. However, the external environment over the next few years will present significant challenges with pressure on income as a result of very low interest rates, lower fee income, and impairment costs likely to increase further.

The business plans to respond to this environment through reducing costs and increasing productivity by investing in online service channels, automation of activities and re-design of end-to-end processes. The business will tailor the cost of service for different client segments more closely to their value generation.

Wealth management remains a strong growth opportunity and the business plans to pursue a more consolidated approach to the market through more co-ordination across the multiple brands with which it currently faces the market, whilst investing in additional Relationship Managers and platform functionality.

The division will pursue above market growth in customer deposits to improve its funding contribution to the Group, and will diversify its customer lending, reducing its exposure to commercial property.

Business review continued

Regional Markets – UK Retail & Commercial Banking
UK Retail Banking
	2008	2007	2006
	£m	£m	£m
Net interest income	4,390	4,172	4,099
Net fees and commissions – banking	2,219	2,375	2,297
Other non-interest income	369	765	731
Non-interest income	2,588	3,140	3,028
Total income	6,978	7,312	7,127
Direct expenses
– staff costs	1,258	1,266	1,203
– other	574	545	552
	1,832	1,811	1,755
Insurance net claims	184	518	488
Impairment	1,281	1,184	1,307
Contribution	3,681	3,799	3,577

	£bn	£bn	£bn
Loans and advances to customers – gross
– mortgages	74.9	67.4	65.3
– personal	16.2	17.1	17.1
– cards	6.4	7.8	8.1
– business	20.0	18.7	16.9
Customer deposits*	95.9	96.1	86.8
Investment management assets – excluding deposits	5.7	7.0	6.7
Non-performing loans	4.8	4.3	4.4

*	customer deposits exclude bancassurance

2008 compared with 2007
Despite an economic environment which became markedly weaker in the second half of the year, UK Retail Banking, which includes both personal and small business banking, held direct costs in line with 2007 while total income decreased 5% to £6,978 million. However the deterioration in the macroeconomic environment resulted in an 8% increase in impairment losses. Consequently, contribution decreased 3%, £118 million, to £3,681 million. In the personal segment, RBS retained top position and NatWest was again joint second for customer satisfaction amongst main high street banks. The business segment has continued to grow, maintaining market leadership with a share of 26%, alongside 23% of the start-up market. UK Retail continues to maintain availability of lending while managing risk exposure and focusing on supporting customers through a difficult economic environment.

Net interest income increased 5% to £4,390 million as a result of strong balance sheet growth. Net interest income performance in the personal segment was strong, up 7%, as a result of good volume growth coupled with improving new lending margins. The small business sector has seen more pressure on asset margins, from increased funding costs, which has restricted net interest income growth to 4%. Average loans and advances to customers increased 7% and average deposits were up 6% with personal savings growing 9% and small business deposits growing 3%. At year end deposit balances were in line with 2007 levels, reflecting increasing competitive pressure in a slowing market. Net interest margin reduced from 3.92% to 3.85%, reflecting increased funding and liquidity costs.

UK Retail mortgage balances grew 11% despite more muted demand in the second half, and net mortgage lending market share increased to 19% (2007 – 2%). Small business lending grew 7% despite a significant contraction in demand. Personal unsecured lending slowed, however, particularly in the second half of the year. Further, the sale of Tesco Personal Finance (TPF) reduced personal unsecured balances at 31 December 2008 by £1.9 billion, though income of £285 million from TPF was included up to the date of the sale completion on 19 December.

Non-interest income declined 18% to £2,588 million. Bancassurance sales grew 3% to £353 million annual premium equivalent in the year, however the negative performance of debt and equity markets reduced investment income by £48 million. Excluding this, underlying non-interest income declined 6% reflecting reduced demand for unsecured lending and lower sales of payment protection insurance.

Direct expenses increased 1% to £1,832 million. Direct staff costs reduced 1% reflecting increased efficiency. Other direct costs rose by 5% as a result of increased investment in selected business lines.

During 2008 the division almost doubled the number of branches open on a Saturday and introduced 1,000 MoneySense advisers into branches to provide impartial advice to customers on managing their money.

Impairment losses increased 8% to £1,281 million, with an increase in small business delinquencies and personal impairments reflecting the changed economic environment, particularly in the second half. In the small business segment impairments increased to £158 million (2007 – £80 million). In the personal segment the increase in impairments has been more modest, with mortgage impairment charges at £33 million (2007 – £21 million) on a total book of £74.9 billion, while unsecured personal lending impairments remained level with 2007 at £1,091 million (2007 – £1,084 million). Higher Loan-to-Value ratio mortgages have been restricted and affordability criteria tightened. The average LTV for new business was 67% (2007 – 62%). Repossessions represented 0.06% of outstanding mortgage balances at 31 December 2008, compared with a Council of Mortgage Lenders’ average at December 2008 of 0.21%.

Risk weighted assets totalled £63.8 billion at year end, a fall of 3% from 1 January 2008. The upward pressure from procyclicality, especially on the mortgage book, and book growth was offset by the disposal of TPF and improvements in Basel II methodologies.

2007 compared with 2006
UK Retail achieved strong results in 2007, increasing contribution by 6% to £3,799 million as a result of good income growth in both consumer and business banking combined with tight cost control and a reduction in impairment losses. Total income grew by 3% to £7,312 million, while income net of insurance claims grew by 2% to £6,794 million.

We have accelerated the expansion of our consumer banking franchise, opening more than 975,000 new personal current accounts in 2007 and maintaining the Group’s joint number one position in the current account market. RBS and NatWest continue to lead the other major high street banks

Business review continued

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

Net interest income increased by 2% to £4,172 million, with strong growth in deposits helping to mitigate the impact of lower unsecured lending volumes and lower average card balances. Net interest margin declined modestly, in line with previous guidance, with savings margins consistent with 2006, despite increased competition for deposits.

Non-interest income was £3,140 million, 4% ahead of 2006, with strong growth in investment income offset by lower levels of direct lending and reduced instances of current account fees.

Direct expenses rose by 3% to £1,811 million, driven by increased investment in customer-facing staff in branches and in our bancassurance and investment businesses. Other costs reduced by 1% to £545 million.

Impairment losses decreased by 9% to £1,184 million, reflecting the improvement in arrears trends on both credit cards and unsecured personal loans. Mortgage arrears remained very low, and we have maintained conservative lending criteria – the average loan-to-value ratio of UK Retail’s mortgages was 46% overall and 63% on new mortgages written in 2007, and this improved as the year progressed. Small business credit quality remained good.

Business review continued

Regional Markets – UK Retail & Commercial Banking
UK Corporate & Commercial Banking
	2008	2007	2006
	£m	£m	£m
Net interest income	2,039	1,924	1,807
Net fees and commissions	450	425	385
Other non-interest income	672	658	569
Non-interest income	1,122	1,083	954
Total income	3,161	3,007	2,761
Direct expenses
– staff costs	486	431	381
– other	529	467	457
	1,015	898	838
Impairment	671	180	188
Contribution	1,475	1,929	1,735

	£bn	£bn	£bn
Loans and advances to customers – gross	110.4	99.3	86.1
Customer deposits	64.3	66.2	71.0
Non-performing loans	3.0	1.2	0.7

2008 compared with 2007
UK Corporate & Commercial Banking experienced a solid performance in the first half of 2008, with the second half of 2008 being impacted by the marked deterioration in economic conditions. Total income increased 5% to £3,161 million. However, growth in impairments, especially in the second half of the year, resulted in a 24% fall in contribution to £1,475 million.

Net interest income increased 6% to £2,039 million. Average loans and advances were 18% higher than 2007, reflecting the Group’s continuing support for the UK economy. New business margins widened in the second half to reflect increasing risk premia, however, higher funding costs on the back book suppressed growth in net interest income.

Non interest income increased 4% to £1,122 million. 2007 benefited from the profit on disposal of the Securities Services Group business. This strong performance reflects increased sales of interest rate and currency risk management products.

Direct expenses increased 13% to £1,015 million, reflecting a 26% rise in operating lease depreciation to £401 million, due to higher volumes as well as additional provisions of £54 million for lower residual values in the Lombard vehicle leasing business. Direct expenses, excluding operating lease depreciation, increased by 6% to £614 million with cost growth reflecting the recruitment of additional relationship managers in 2007.

Impairment losses totalled £671 million, a sharp increase from the historically low levels seen in 2007. 48% of the charge related to house builder and property development companies. Losses were concentrated in the smaller end of the corporate sector, although a number of specific exposures in the larger corporate sector have also impacted the charge. The commercial businesses charge was £368 million (2007 – £100 million) and the corporate business charge was £303 million (2007 – £80 million).

The performance of our commercial property book remains under close watch. Average LTVs in the UK portfolio is 68% and less than 5% of the portfolio has LTVs greater than 85%.

RWA growth has been constrained by improvements in Basel II methodologies and active risk management, which have offset growth in the underlying balance sheet and the impacts of procyclicality.

2007 compared with 2006
UK Corporate & Commercial Banking had another successful year of profitable growth, building further on our market-leading position and achieving significant improvements in customer satisfaction. Total income rose by 9% to £3,007 million and contribution by 11% to £1,929 million.

There has been good growth in customer volumes, with average loans and advances up 15% and average deposits up 12%. Net interest income increased by 6% to £1,924 million as net interest margin narrowed slightly from the prior year. In recent months we have seen firmer margins in some areas.

Non-interest income rose by 14% to £1,083 million, as a result of growth in fees and continued progress in the distribution of trade and invoice finance products as well as of interest rate and foreign exchange products.

Direct expenses increased by 7% at £898 million due to investment targeted towards improving customer service. Around 600 new front line roles were created and major new functionality was added to the Bankline electronic banking platform. These initiatives have contributed to strongly favourable customer satisfaction scores in 2007.

Impairment losses totalled £180 million, 4% lower than in 2006, reflecting the strong quality of the portfolio. Corporate credit metrics remained stable.

Business review continued

Regional Markets – UK Retail & Commercial Banking
UK Wealth
	2008	2007	2006
	£m	£m	£m
Net interest income	570	506	444
Net fees and commissions	250	254	214
Other non-interest income	39	27	27
Non-interest income	289	281	241
Total income	859	787	685
Direct expenses
– staff costs	234	222	204
– other	90	64	73
	324	286	277
Impairment	12	4	2
Contribution	523	497	406

	£bn	£bn	£bn
Loans and advances to customers – gross
– mortgages	5.2	4.2	3.8
– personal	3.7	3.0	2.5
– other	1.2	1.2	0.9
Customer deposits	25.9	27.1	21.9
Investment management assets – excluding deposits	16.8	18.8	15.3
Non-performing loans	0.1	—	—

2008 compared with 2007
UK Wealth delivered robust growth, with total income increasing by 9% to £859 million and contribution increasing by 5% to £523 million.

UK Wealth generates earnings from both private banking and investment services, and this has enabled the division to maintain strong organic growth, despite the deterioration in global market conditions. Coutts & Co. performed particularly well, with contribution up by 15%.

Average loans and advances to customers rose by 17% and average customer deposits by 11%, underpinning a 13% rise in net interest income to £570 million.

Non interest income grew by 3% to £289 million as higher fee income was offset by lower investment income. Although average assets under management were 4% higher than in 2007, lower stock market levels in the latter part of the year reduced assets under management by 11% to £16.8 billion.

Direct expenses rose by 13% to £324 million partly due to increased headcount and higher deposit protection scheme contributions.

Impairments rose from £4 million in 2007 to £12 million and represented approximately 0.1% of the total UK lending book.

2007 compared with 2006
Wealth Management’s offering of private banking and investment services continued to deliver very strong growth in income, up 15% in 2007 to £787 million. Contribution grew by 22% to £497 million.

We have continued Coutts & Co’s UK regional expansion programme, and this has helped us to grow customer numbers by 7% and income by 22%.

Growth in banking volumes contributed to a 14% rise in net interest income to £506 million. Average loans and advances to customers rose by 16% and average deposits by 22%.

Non-interest income grew by 17% to £281 million, reflecting higher investment management fees and new product sales, including new investment vehicles specialising in private equity and natural resources, as well as continued growth in underlying new business volumes. Assets under management rose to £18.8 billion at 31 December 2007, up 23% from a year earlier.

Direct expenses increased by 3% to £286 million, reflecting continued investment in the UK.

Business review continued

Regional Markets – US Retail & Commercial Banking
	2008	2007	2006	2008	2007	2006
	£m	£m	£m	$m	$m	$m
Net interest income	2,106	1,935	2,041	3,902	3,872	3,764
Non-interest income	904	846	949	1,676	1,692	1,747
Total income	3,010	2,781	2,990	5,578	5,564	5,511
Direct expenses
– staff costs	675	598	664	1,250	1,197	1,225
– other	411	364	402	762	728	743
	1,086	962	1,066	2,012	1,925	1,968
Impairment – core	722	177	180	1,337	351	332
Impairment – SBO	319	163	-	592	329	-
Contribution	883	1,479	1,744	1,637	2,959	3,211

	£bn	£bn	£bn	US$bn	US$bn	US$bn
Total assets	103.9	79.6	82.1	151.8	159.2	161.3
Loans and advances to customers – gross
– mortgages	10.7	9.5	9.5	15.7	19.1	18.6
– home equity	23.8	17.9	17.6	34.8	35.9	34.5
– other consumer	14.6	10.8	11.7	21.3	21.6	23.1
– corporate and commercial	28.2	18.8	16.7	41.2	37.6	32.7
Customer deposits	64.6	52.8	51.5	94.3	105.8	101.1
Non-performing loans	0.8	0.3	0.2	1.1	0.6	0.3
Average exchange rate – US$/£				1.853	2.001	1.844
Spot exchange rate – US$/£				1.460	2.004	1.965

2008 compared with 2007
US Retail & Commercial Banking increased income by 8% to £3,010 million, primarily as a result of movements in exchange rates, but experienced a sharp increase in impairment losses as economic conditions progressively worsened over the course of the year. As a result, contribution declined to £883 million, down 40%. In dollar terms, total income was held steady at $5,578 million while contribution declined by 45% to $1,637 million.

Total income of £3,010 million increased by 8%, with 20% growth in commercial banking to £664 million and a 5% growth in retail banking income to £2,346 million. In dollar terms, total income of $5,578 million was essentially unchanged, with 11% growth in commercial banking to $1,231 million offsetting a 2% decline in retail banking income to $4,347 million. Both segments were affected by the deterioration in credit conditions, with retail contribution down 54% to £499 million and commercial contribution flat at £384 million. In dollar terms, retail contribution was was down 58% to $926 million and commercial contribution was down 7% to $711 million.

Overall, net interest income grew modestly, offset by a small decline in non-interest income. Average loans and advances to retail customers decreased as a result of the slowing economy and tighter underwriting standards, but this decline was offset by continued strong growth in corporate and commercial lending. Core customer deposits declined by 5% and the division further reduced its reliance on brokered deposits by 80%, leading to an overall decline of 11% in total customer deposits. Net interest margin was held steady at 2.73%, reflecting widening asset margins and management of savings rates in a competitive deposit market.

Direct expenses increased by 13% to £1,086 million, reflecting increased costs from the expansion of the commercial banking relationship management teams, write-downs on mortgage servicing rights, and higher costs related to loan work-out and collection activity together with movements in exchange rates. In dollar terms, direct expenses increased by 5% to $2,012 million.

Credit conditions worsened significantly over the course of the year as the housing market continued to deteriorate and unemployment rose, exacerbating already challenging conditions. Impairment losses totalled £1,041 million, up from £340 million in 2007 reflecting the deterioration in economic conditions. In dollar terms, impairment losses totalled $1,929 million, up 184% from 2007.

In the core US Retail & Commercial portfolio, 2008 impairment losses totalled £722 million ($1,337 million), with a marked increase in the second half. Consumer non-performing loans represented 0.37% of core home equity balances and 1.20% of residential mortgage balances. While there has been a decline in some customers’ credit scores in line with weakening economic conditions, refreshed weighted average FICO scores for consumer real estate-secured lending at 31 December 2008 was approximately 740 with a weighted average LTV of 63%. Stress has emerged in all consumer segments during the second half of the year, with increased delinquency in core home equity (up 10bps to 0.86%), and auto (up 94bps to 2.78%). US Retail & Commercial does not originate negative amortization mortgages or option adjustable rate mortgages. Closing provision balances for the core portfolio were £892 million ($1,303 million) compared with £388 million ($777 million) at the end of 2007.

Business review continued

Credit quality has continued to deteriorate sharply in the externally sourced home equity portfolio (the Serviced By Others (SBO) portfolio). On a constant currency basis this portfolio, now managed by a separate work-out group and in run-off, has been reduced by £1.0 billion over the last year to £4.9 billion and $1.5 billion in dollar terms to $7.1 billion at 31 December 2008. Non-performing SBO loans represent 2.66% of SBO balances. Impairment losses in relation to the SBO portfolio totalled £319 million ($592 million) for 2008, with £155 million ($268 million) incurred in the second half of 2008 compared with £164 million ($324 million) in the first half. Closing SBO provision balances amounted to £325 million ($474 million) at 31 December 2008, up from £208 million ($413 million) at 30 June 2008, providing a coverage ratio of 2.5 times non-performing loans.

The overall commercial loan portfolio has begun to show signs of stress, with a marked deterioration in the commercial real estate book. Impairments in the commercial and industrial portfolio, including lease financing, totalled $212 million, or 0.74% of balances. Total impairments within the commercial real estate portfolio were $177 million, or 1.63% of balances.

The US business has continued to evaluate opportunities to optimise capital allocation by exiting or reducing exposure to lower growth or sub-scale segments. In the fourth quarter, 18 rural branches in the Adirondacks region were sold to Community Bank System. An agreement has also been announced to sell the Indiana retail branch banking network, consisting of 65 branches, and the business banking and regional banking activities, to Old National Bank.

2007 compared with 2006
Against the background of weaker housing and credit market conditions, the US Retail & Commercial Banking division demonstrated resilience in 2007, with a particularly good performance in corporate and commercial banking. Despite modest growth in net interest margins and strong fee growth in several products, total income fell by 7% to £2,781 million due mainly to the weak dollar exchange rate but, in dollar terms, total income was flat at $5,564 million. Tight cost control helped limit the fall in contribution. However, impairment losses increased from 0.31% of loans and advances to 0.60%, resulting in a decrease in contribution of 15% to £1,479 million, or 8% to $2,959 million in dollar terms.

Net interest income fell by 5% to £1,935 million due mainly to the unfavourable dollar exchange rate. In dollar terms, net interest income rose by 3% to $3,872 million. Average loans and advances to customers increased by 4%, with strong growth in corporate and commercial lending, up 13%, with close attention being paid to our risk appetite in light of prevailing market conditions. Average customer deposits were flat and deposit margins narrowed as a result of deposit pricing competition and continued migration from low-cost checking accounts and liquid savings to higher-cost products. Notwithstanding this migration, US Retail & Commercial Banking net interest margin increased slightly to 2.74% in 2007, compared with 2.66% in 2006, thanks in part to improved lending spreads in the latter part of the year.

Non-interest income fell by 11% to £846 million. In dollar terms, non-interest income fell by 3% to $1,692 million. Business and corporate fees rose strongly, with good results especially in foreign exchange and interest rate derivatives, driven by increasing cooperation with RBS Global Markets. Good progress was also made in credit card issuing, where we increased our customer base by 20%.

In response to more difficult market conditions the division intensified cost discipline, with a reduction in headcount helping to reduce direct expenses by 10%. In dollar terms, the fall in direct expenses was just 2%, despite enhancements to infrastructure and processes as well as continued investment in growth opportunities including mid-corporate banking, and contactless debit cards.

Rising losses and increased provisions lifted impairment costs from £180 million in 2006 to £340 million in 2007. In dollar terms, impairment losses rose from $332 million in 2006 to $680 million in 2007. Against a background of weaker economic activity the US Retail & Commercial Banking division portfolio is performing well, although we have experienced a reversion from the very low levels of impairment seen in recent years, reflecting both the planned expansion of our commercial loan book and the impact of a softer housing market. There has also been an increase in reserving. The average FICO scores on our consumer portfolios, including home equity lines of credit, remain in excess of 700, with 97% of lending secured. Average loan-to-value ratios at the end of 2007 were 58% on our residential mortgage book and 74% on our home equity book.

Business review continued

Regional Markets – Europe & Middle East Retail & Commercial Banking
	2008	2007	2006
	£m	£m	£m
Net interest income	1,087	958	824
Net fees and commissions	320	219	201
Other non-interest income	111	169	119
Non-interest income	431	388	320
Total income	1,518	1,346	1,144
Direct expenses
– staff costs	404	307	251
– other	159	152	114
	563	459	365
Impairment	526	118	104
Contribution	429	769	675

	£bn	£bn	£bn
Total assets	66.4	56.1	44.5
Loans and advances to customers – gross
– mortgages	24.6	18.3	14.9
– corporate	33.4	25.3	19.6
– other	3.7	4.2	3.6
Customer deposits	25.0	22.3	18.1
Non-performing loans	3.3	0.7	0.5

2008 compared with 2007
The significant deterioration in global and local market conditions has impacted the main Europe & Middle East markets, with contribution falling to £429 million, 44% lower than in 2007. The main driver of this reduction has been an increase of £408 million in impairments, albeit from a low base, reflecting deterioration in credit quality particularly in the property and construction sectors, as economic conditions have slowed.

Total income was up £172 million, 13% at £1,518 million benefitting from the full year of the ABN AMRO businesses and movements in exchange rates. Direct expenses were up 23% to £563 million. Impairment losses rose sharply to £526 million from £118 million reflecting the economic environment.

In sterling terms the results have been materially affected by the movement in the euro exchange rate and references to percentage movement in the following analysis are in constant currency terms.

Within the core business of the region, Ulster Bank, contribution fell to £117 million. Total income decreased by 2% to £1,269 million; net interest income increased by 1%, with average loans and advances to customers up 12% in the year.  The benefit from growth in lending, particularly in the first half of the year has been offset by increased funding costs associated with the wholesale funding market dislocation. Other income was 12% lower than in 2007, reflecting a slowdown in particular in the bancassurance and wealth businesses.

Average mortgage balances in Ulster Bank were 11% higher than 2007.  New mortgage volumes in the second half of the year were significantly lower than in the first six months, although levels of redemptions have also fallen.

Average deposit balances in Ulster Bank were largely flat year-on-year reflecting the highly competitive market for resources in Ireland in 2008.  Deposit flows were strong in the latter part of the year and into the early months of 2009.  During 2008, we opened 119,000 new current accounts driven by particularly successful current account switcher and student campaigns.

Direct expenses rose by 8% to £432 million, reflecting the full year impact of the now completed investment programme in Ulster Bank’s footprint and operations. Cost growth in the second half of 2008 was significantly lower, reflecting disciplined management of the cost base.

Impairment losses in Ulster Bank rose to £394 million, reflecting the impact on credit quality of the slowdown in the Irish economy, with the final quarter showing the most notable decline in both activity and sentiment.  This was reflected in a significantly increased flow of cases into the problem debt management process.

In January 2009, Ulster Bank announced its intention to adopt a single brand strategy under the Ulster Bank brand.  This will see the merger of the operations of Ulster Bank and First Active in the Republic of Ireland (“RI”) by the end of 2009.  This action is being taken to strengthen the Ulster Bank Group franchise by positioning it to deal with the prevailing local and global market conditions. A number of cost management initiatives have also commenced across the business.

Ulster Bank has launched a series of initiatives to support its customers in this difficult economic period.  We announced in February 2009 that we will be making significant funds available to the Northern Ireland (“NI”) SME market.  A similar announcement will be made in the coming weeks regarding the RI SME market.  Ulster Bank has also indicated that it is adopting the RBS Group pledge regarding certainty of overdraft limits for this sector.

The Momentum and Secure Step mortgages have been launched in NI and RI respectively to support First Time Buyers and the Bank has confirmed its pledge of a six-month moratorium to mortgage customers facing potential repossession.  In support of our retail customers across the island of Ireland the Group’s MoneySense programme is being rolled out, with trained advisers being introduced to all Ulster Bank branches.

Outside Ireland, Europe & Middle East Retail & Commercial Banking continued to trade satisfactorily, although our markets in the United Arab Emirates, Romania and Kazakhstan have also experienced a marked slowdown in the past year. In UAE, we are a market leader in credit cards with over 430,000 cards in issue.

Business review continued

The sale of the European Consumer Finance business to Santander was completed on 1 July 2008, while the Imagine business in Spain was sold to Bank of America in the second half of 2008. The former ABN AMRO retail business in Russia was also closed during the year.

2007 compared with 2006
Europe and Middle East Retail & Commercial Banking maintained its success in building its personal and corporate banking business, particularly in the island of Ireland, with total income rising by 18% to £1,346 million and contribution by 14% to £769 million. These results reflect solid sales growth across all activities, driven by an enhanced range of innovative products and an expanded distribution network.

Net interest income increased by 16% to £958 million, reflecting good growth in both loans and deposits. Average loans and advances to customers increased by 24%, with particular strength in business lending, with a 29% increase spread across a variety of industrial sectors. Our mortgage book also saw very good growth in 2007, in spite of the slowdown in the housing market, with average balances up 17%. We achieved particular success in attracting remortgagers with our Switcher package. We were also successful in the current account switching market, winning 100,000 new current account customers during the year. This, together with new product launches such as the eSavings Account and Reward Reserve savings accounts, contributed to a 18% increase in average customer deposits. Net interest margin tightened, reflecting more competitive market conditions and increased funding costs.

Non-interest income rose by 21% to £388 million, driven by strong performances in Global Markets and credit cards. We successfully launched our new wealth business in the course of the year.

Direct expenses increased by 26% to £459 million, as we continued our investment programme to support the future growth of the business. We continued to expand our branch and business centre footprint and recruited additional customer-facing staff, particularly in our Global Markets business.

Impairment losses have risen to £118 million, reflecting growth in lending as well as a slowdown in economic conditions which has affected commercial credit metrics.

Business review continued

Regional Markets – Asia Retail & Commercial Banking
	2008	2007	2006
	£m	£m	£m
Net interest income	379	123	52
Net fees and commissions	309	161	136
Other non-interest income	93	71	23
Non-interest income	402	232	159
Total income	781	355	211
Direct expenses
– staff costs	284	150	95
– other	199	90	50
	483	240	145
Impairment	171	24	(1)
Contribution	127	91	67

	£bn	£bn	£bn
Total assets	8.3	7.6	3.1
Loans and advances to customers – gross	5.8	4.5	1.6
Investment management assets – excluding deposits	21.2	19.9	0.3
Customer deposits	15.1	10.8	6.5
Non-performing loans	0.3	0.5	—

2008 compared with 2007
Total income rose by £426 million to £781 million largely reflecting the full year contribution from the acquired ABN AMRO businesses. Retail & Commercial Banking income was up £380 million reflecting the full year contribution of the ABN AMRO business with the Affluent banking income slowing markedly in the second half due to reduced structured product and equity fund sales, as investors stayed out of volatile markets. Income was particularly strong from RBS Coutts, increasing £46 million or 19%. Comparisons with the previous year are affected by the marked weakening of sterling over the course of the year.

Credit cards and consumer finance credit metrics have continually been reviewed over the period resulting in further tightening of consumer lending policies. This has led to lower levels of card and loan acquisition. There has also been a slowdown in the number of card transactions. Despite this, the cards and consumer finance business reported income growth together with an increase in consumer net receivables.

Business banking has seen strong growth across most regions, having performed particularly well in the Indian, Pakistani and Chinese markets.

RBS Coutts’ offering of private banking and investment services continued to deliver good income growth of 19% and strong levels of client acquisition, up 5% in the year. Net interest income grew 56% on the back of strong banking volumes, though this was offset in part by weaker sales of equity-related investment products and lower assets under management. Despite adverse financial markets and significant levels of client deleveraging, assets under management in the international wealth business grew by 8%.

Direct expenses rose by £243 million to £483 million, reflecting the full year impact of the acquired ABN AMRO businesses, legal costs and continued investment in the Group’s infrastructure in the region, including the recruitment of additional experienced private bankers in RBS Coutts Asia.

Impairments increased from £24 million to £171 million, relecting the full year impact of the acquired ABN AMRO businesses which are predominately consumer focused, and an increase in provisioning levels across a number of consumer finance markets in the region.

Total assets under management for the division at 31 December 2008 were 7% higher than a year earlier at £21.2 billion, while customer deposits were 40% higher at £15.1 billion, partly reflecting exchange rate movements.

2007 compared with 2006
2007 results reflect the introduction of ABN AMRO businesses in the Asia region. Asia Retail & Commercial’s 2007 results include the accounting for 76 days of the Asia Retail arm of ABN AMRO (total income £101 million, total direct expenses £57 million, total contribution £21 million including £23 million of impairment losses). Asia Retail & Commercial Banking reported strong growth, with total income rising 68% to £355 million. Contribution grew by 36% to £91 million.

The division operates in 8 countries in Asia: China, Hong Kong, India, Indonesia, Malaysia, Pakistan, Singapore and Taiwan, across 4 core business segments: affluent banking, cards & consumer finance, business banking and private banking.

RBS Coutts, which excludes the ABN AMRO businesses, offering of private banking and investment services delivered good organic income growth in 2007. The division has seen healthy levels of client acquisition with growth in banking volumes leading to a rise of 21% in net interest income. Non-interest income grew by 18%, largely driven by a rise in transactional, market-driven income and volumes as a result of consistent global equity market growth and positive client sentiment.

Direct expenses rose by 66% to £240 million, reflecting the part-year inclusion of ABN AMRO’s Asia Retail division and underlying investment in the existing wealth management businesses in the region. Despite the highly competitive market, RBS Coutts successfully recruited additional, experienced private bankers.

Impairment losses, at £24 million, have increased from negligible levels in 2006 reflecting the introduction of the ABN AMRO businesses in the Asia region.

Business review continued

RBS Insurance
	2008	2007	2006
	£m	£m	£m
Earned premiums	5,520	5,607	5,713
Reinsurers’ share	(227)	(220)	(212)
Insurance premium income	5,293	5,387	5,501
Net fees and commissions	(401)	(465)	(486)
Other income	674	734	664
Total income	5,566	5,656	5,679
Direct expenses
– staff costs	309	297	319
– other	462	444	423
	771	741	742
Gross claims	3,857	4,091	4,030
Reinsurers’ share	(124)	(81)	(60)
Net claims	3,733	4,010	3,970
Impairment	42	—	—
Contribution	1,020	905	967

In-force policies (000’s)
– Own-brand motor	6,964	6,713	6,790
– Own-brand non-motor (home, rescue, pet, HR24)	5,642	3,752	3,759
– Partnerships and broker (motor, home, rescue, SMEs, pet, HR24)	8,450	9,302	11,242
General insurance reserves – total (£m)	8,159	8,192	8,068

2008 compared with 2007
RBS Insurance made good progress in 2008, with contribution rising by £115 million to a record £1,020 million, an increase of 13%. Total income was £90 million lower at £5,566 million, reflecting a fall in insurance premium income following the continuation of the strategic decision to exit less profitable partnership contracts and the effect of financial market conditions on investment income.

Own-brand businesses increased income by 4% and contribution before impairments by 13%. In the UK motor market the Group increased premium rates to offset claims inflation and continued to target lower risk drivers, with price increases concentrated in higher risk categories in order to improve profitability. During 2008 selected brands were successfully deployed on a limited number of aggregator web sites. Our international businesses in Spain, Italy and Germany performed well, with income up 24% and contribution up 37%. Over the last year own-brand motor policy numbers have again begun to increase, and rose by 4% to 7.0 million.

In own-brand non-motor insurance we have continued to achieve good sales through the RBS Group, where home insurance policies in force have increased by 33%. In addition, Privilege and Churchill have grown home policies by 90% and 13% respectively compared with 2007, mainly due to an increase in online sales as a result of successful marketing campaigns. A new commercial insurance offering, Direct Line for Business, was launched, and has grown rapidly over the year with particularly strong performances in Residential Property and Tradesman policies. Overall own-brand non-motor policies in force have grown by 50% to 5.6 million, benefiting from the addition of rescue cover to RBS and NatWest current account package customers.

Results from partnerships and broker business confirmed the Group’s strategy of refocusing on the more profitable opportunities in this segment, where we provide underwriting and processing services to third parties. The Group did not renew a number of rescue contracts and pulled back from some less profitable segments of the broker market. As a result partnership and broker in-force policies have fallen by 9% over the last year with a corresponding 9% reduction in income, yet contribution grew by 27%.

For RBS Insurance as a whole, insurance premium income, net of fees and commissions, was broadly maintained at £4,892 million, reflecting 7% growth in the Group’s own brands offset by a 10% decline in the partnerships and broker segment. Other income declined by 8% to £674 million, reflecting the effect of depressed financial markets on investment income.

Direct expenses grew by 4% to £771 million, in part as a result of accelerated marketing development in own brands, including the launch of Direct Line for Business.

Net claims fell by 7% to £3,733 million, benefiting from ongoing claims containment and more benign weather conditions. Impairments of £42 million reflect impairments recognised in corporate bond and equities investment portfolios.

2007 compared with 2006
RBS Insurance has made good progress in 2007 in competitive markets. Total income was maintained at £5,656 million, in line with 2006 levels, with growth in our own-brand businesses offset by a decline in partnerships.

Business review continued

Contribution fell by 6% to £905 million, reflecting the impact of the severe flooding experienced in June and July. Excluding the £274 million impact of the floods, contribution grew by 22%, supported by strong claims management and the benefits of improved risk selection in this and prior years. We have continued to focus on selective underwriting of more profitable business.

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

Direct expenses were flat at £741 million. Within this, staff costs reduced by 7%, reflecting our continued focus on improving efficiency whilst maintaining service standards. A 5% rise in non-staff costs reflects increased marketing investment in our own brands.

Net claims rose by 1% to £4,010 million. Gross claims relating to the floods in June and July cost more than £330 million, with a net impact, after allowing for profit sharing and reinsurance, of £274 million. Excluding the impact of the floods, net claims costs were reduced by 6%. In the motor book, while average claims costs have continued to rise, this has been mitigated by improvements in risk selection and management and by continuing efficiencies in claims handling.

Business review continued

Group Manufacturing
	2008	2007	2006
	£m	£m	£m
Staff costs	1,197	998	934
Other costs	3,596	2,775	2,589
Total manufacturing costs	4,793	3,773	3,523

Analysis of manufacturing costs:
Technology Services and support functions	1,757	1,336	1,222
Group Property	1,690	1,262	1,167
Global Operations	1,346	1,175	1,134
Total manufacturing costs	4,793	3,773	3,523

2008 compared with 2007
Group Manufacturing costs increased by 27% to £4,793 million in 2008. This growth reflects movements in exchange rates and the inclusion of a full year of ABN AMRO related costs (£937 million) in 2008 whereas 2007 reflects the costs incurred from the date of acquisition (£193 million).

Increasing business volumes have been absorbed through improvements in productivity. Group Manufacturing has maintained high levels of customer satisfaction while continuing to invest in the further development of the business.

Technology Services and support functions costs increased by 32% to £1,757 million. This growth reflects the inclusion of a full year of ABN AMRO related costs (£453 million) in 2008 whereas 2007 includes only the post acquisition element of costs (£104 million).  In addition, increases in business demand have been balanced by savings delivered across the business.

Group Property costs increased by 34% to £1,690 million. This growth reflects the inclusion of a full year of ABN AMRO related costs (£309 million) in 2008 whereas 2007 includes only the post acquisition element of costs (£61 million) together with further development of the Group’s Corporate Banking branch network and investment in Manufacturing infrastructure.

Global Operations cost increased by 15% to £1,346 million. This growth reflects the inclusion of a full year of ABN AMRO costs (£174 million) in 2008 whereas 2007 includes only the post acquisition element of 2007 costs (£28 million).  Further improvements in productivity enabled us to continue to absorb increases in volumes and global inflationary pressure. Ongoing investment in process re-engineering across our operational centres under the 'Work-Out' banner continues to deliver efficiency gains.

2007 compared with 2006
Manufacturing costs increased by 7% to £3,773 million reflecting the inclusion of £193 million related to the ABN AMRO business which was acquired in October 2007. Excluding ABN AMRO, costs have increased by 2%. Further improvements in productivity have enabled us to support growth in business volumes and to maintain high levels of customer satisfaction while continuing to invest in the further development of our business.

Technology Services and Support Functions costs increased by 9% to £1,336 million. Excluding ABN AMRO (£104 million) costs from 2007, costs grew by only 1% as a result of continued tight cost control and investment in software development being balanced by significant improvements in productivity.

Group Property costs rose by 8% to £1,262 million. Excluding ABN AMRO costs (£61 million) from 2007, costs rose by 3% reflecting refurbishment and expansion of the Ulster Bank network and continuing investment to support the strong growth of our business in Europe and Asia, including the opening of a new Global Markets office in Paris and further development of our office portfolio in India and Singapore.

Global Operations costs rose by 4% to £1,175 million. Excluding ABN AMRO costs (£28 million) from 2007, costs rose by 1% with further significant improvements in productivity enabling us to continue to absorb significant increases in service volumes. At the same time we maintained our focus on service quality, and our UK-based telephony centres continued to record market-leading customer satisfaction scores. Our investment in process re-engineering across our operational centres under the ‘Work-Out’ banner is expected to deliver further improvements in efficiency.

Business review continued

Central items
	2008	2007	2006
	£m	£m	£m
Funding costs	1,330	623	566
Departmental costs	665	438	425
Other corporate costs	(1,320)	(509)	240
Total central Items	675	552	1,231

2008 compared with 2007
Central costs increased by £123 million to £675 million.

Funding costs rose by £707 million to £1,330 million, reflecting higher funding costs for the full year related to the acquisition of ABN AMRO in October 2007. Funding costs also rose due to higher cost of funds including those relating to the Bank of England Special Liquidity Scheme. The Group seeks to hedge its interest rate risk economically, and it is not always possible to achieve hedge accounting in accordance with IFRS. The movements in interest rates, currencies and inflation indices, particularly in the latter part of 2008, resulted in volatility for accounting purposes, leading to a charge of £204 million in 2008. These costs were largely offset by increased dividends from Bank of China and benefits from the additional capital raised during the year.

Departmental costs rose by £227 million to £665 million, including the full year impact of the acquisition of ABN AMRO. This also reflects an increase in central function headcount as well as higher Basel II costs.

Other corporate costs amounted to a net credit of £1,320 million, compared with a net credit of £509 million in 2007. The increase reflects higher gains in the fair value of own debt and the profit on sale of Tesco Personal Finance in 2008.

2007 compared with 2006

Central Costs reduced by £679 million to £552 million.

Funding costs rose by £57 million reflecting an increase in funding costs of £144 million relating to ABN AMRO partially offset by a reduction in the carrying value of our own debt accounted for at fair value and the receipt of a dividend on our investment in Bank of China.

Departmental and other costs increased by 3% to £438 million. This largely reflects the centralisation of certain functions and increased regulatory requirements.

Other Corporate costs were substantially lower amounting to a net credit of £509 million, reflecting the gains realised on a number of planned disposals that formed part of the Group’s funding arrangements for the acquisition of ABN AMRO.

Business review continued

Share of Shared Assets
	2008	2007	2006
	£m	£m	£m
Net interest income	(175)	15	-
Non-interest income	(18)	(54)	-
Total income	(193)	(39)	-
Operating expenses	62	37	-
Depreciation and amortisation	41	-	-
	103	37	-
Impairment	4	(3)	-
Contribution	(300)	(73)	-

	£bn	£bn	£bn
Total assets	2.0	27.2	-

Share of shared assets recorded a loss of £300 million in 2008 compared with a loss of £73 million in 2007.  This reflected the inclusion of a full year compared with 76 days in 2007.

RFS Holdings minority interest
	2008	2007	2006
	£m	£m	£m
Net interest income	2,911	545	-
Non-interest income	1,916	287	-
Total income	4,827	832	-
Operating expenses	3,303	573	-
Depreciation and amortisation	843	58	-
	4,146	631	-
Impairment	640	38	-
Contribution	41	163	-

	£bn	£bn	£bn
Total assets	183.0	245.8	-

RFS Holdings minority interest recorded a contribution of  £41 million (2007 - £163 million).  This reflected the full year contribution in 2008 compared with 76 days in 2007, offset by increased impairment.

Employee numbers at 31 December (full time equivalents rounded to the nearest hundred)
	2008	2007	2006
Global Banking & Markets	20,200	24,100	8,500
Global Transaction Services	4,500	3,700	2,600
UK Retail & Commercial Banking	46,500	46,200	42,900
US Retail & Commercial Banking	17,600	17,800	18,300
Europe & Middle East Retail & Commercial Banking	7,900	7,900	5,600
Asia Retail & Commercial Banking	11,500	8,900	4,500
RBS Insurance	16,600	17,300	17,600
Group Manufacturing	44,900	42,500	32,200
Centre	4,300	4,200	2,800
	174,000	172,600	135,000
Integration	900	—	—
Share of shared assets	400	1,200	—
RFS minority interest	24,500	21,600	—
Group total	199,800	195,400	135,000

Business review continued

Consolidated balance sheet at 31 December 2008
	2008	2007
	£m	£m
Assets
Cash and balances at central banks	12,400	17,866
Loans and advances to banks	138,197	219,460
Loans and advances to customers	874,722	828,538
Debt securities	267,549	294,656
Equity shares	26,330	53,026
Settlement balances	17,832	16,589
Derivatives	992,559	277,402
Intangible assets	20,049	49,916
Property, plant and equipment	18,949	18,745
Deferred tax	7,082	3,119
Prepayments, accrued income and other assets	24,402	15,662
Assets of disposal groups	1,581	45,850
Total assets	2,401,652	1,840,829
Liabilities
Deposits by banks	258,044	312,294
Customer accounts	639,512	682,363
Debt securities in issue	300,289	274,172
Settlement balances and short positions	54,277	91,021
Derivatives	971,364	272,052
Accruals, deferred income and other liabilities	31,482	34,208
Retirement benefit liabilities	2,032	460
Deferred tax	4,165	5,400
Insurance liabilities	9,976	10,162
Subordinated liabilities	49,154	38,043
Liabilities of disposal groups	859	29,228
Total liabilities	2,321,154	1,749,403

Minority interests	21,619	38,388
Equity owners	58,879	53,038
Total equity	80,498	91,426

Total liabilities and equity	2,401,652	1,840,829

Analysis of repurchase agreements included above
Reverse repurchase agreements and stock borrowing
Loans and advances to banks	58,771	175,941
Loans and advances to customers	39,313	142,357
	98,084	318,298
Repurchase agreements and stock lending
Deposits by banks	83,666	163,038
Customer accounts	58,143	134,916
	141,809	297,954

Overview of consolidated balance sheet
Total assets of £2,401.7 billion at 31 December 2008 were up £560.8 billion, 30%, compared with 31 December 2007.

Loans and advances to banks decreased by £81.3 billion, 37%, to £138.2 billion. Reverse repurchase agreements and stock borrowing (‘reverse repos’) were down by £117.2 billion, 67% to £58.8 billion. Excluding reverse repos, bank placings increased by £35.9 billion, 83%, to £79.4 billion.

Loans and advances to customers were up £46.2 billion, 6%, at £874.7 billion or £68.0 billion, 8% following the disposal of the Banco Real and other businesses to Santander and Tesco Personal Finance. Within this, reverse repos decreased by 72%, £103.0 billion to £39.3 billion. Excluding reverse repos, lending rose by £149.2 billion, 22% to £835.4 billion reflecting both organic growth and the effect of exchange rate movements following the weakening of sterling during the second half of 2008.

Debt securities decreased by £27.1 billion, 9%, to £267.5 billion and equity shares decreased by £26.7 billion, 50%, to £26.3 billion principally due to lower holdings in Global Banking & Markets.

Business review continued

Movements in the value of derivatives, assets and liabilities, primarily reflect changes in interest and exchange rates, together with growth in trading volumes.

Intangible assets declined by £29.9 billion, 60% to £20.0 billion, reflecting impairment of £32.6 billion and the disposals of the Asset Management business of ABN AMRO, Banca Antonveneta and the Banco Real and other businesses of ABN AMRO acquired by Santander, £7.2 billion. This was offset by exchange rate movements of £11.8 billion, goodwill of £0.2 billion arising on the Sempra joint venture and £0.3 billion on the buyout of the outstanding ABN AMRO shareholdings not previously owned by the Group.

Deferred tax assets increased £4.0 billion to £7.1 billion principally due to carried forward trading losses.

Prepayments, accrued income and other assets were up £8.7 billion, 56% to £24.4 billion.

Assets and liabilities of disposal groups decreased following completion of the sales of the Asset Management business of ABN AMRO to Fortis, Banca Antonveneta to Monte dei Paschi di Sienna and the majority of ABN AMRO’s Private Equity business to third parties.

Deposits by banks declined by £54.3 billion, 17% to £258.0 billion. This reflected decreased repurchase agreements and stock lending (‘repos’), down £79.4 billion, 49% to £83.7 billion partly offset by increased inter-bank deposits, up £25.1 billion, 17% to £174.4 billion.

Customer accounts were down £42.9 billion, 6% to £639.5 billion or £21.6 billion, 3% excluding disposals of subsidiaries. Within this, repos decreased £76.8 billion, 57% to £58.1 billion. Excluding repos, deposits rose by £33.9 billion, 6%, to £581.4 billion.

Debt securities in issue were up £26.1 billion, 10% to £300.3 billion mainly resulting from the effect of exchange rate movements.

Settlement balances and short positions were down £36.7 billion, 40%, to £54.3 billion reflecting reduced customer activity.

Accruals, deferred income and other liabilities decreased £2.7 billion, 8%, to £31.5 billion primarily as a result of disposals.

Retirement benefit liabilities increased by £1.6 billion to £2.0 billion due to reduced asset values only partly offset by the effect of increased discount rates.

Deferred taxation liabilities decreased by £1.2 billion, 23% to £4.2 billion due in part to the sale of Angel Trains.

Subordinated liabilities were up £11.1 billion, 29% to £49.2 billion. The issue of £2.4 billion dated loan capital and the effect of exchange rate and other adjustments, £11.3 billion, were partially offset by the redemption of £1.6 billion of dated loan capital, £0.1 billion undated loan capital and £0.9 billion in respect of the disposal of the Banco Real and other businesses of ABN AMRO to Santander.

Equity minority interests decreased by £16.8 billion, 44% to £21.6 billion. Attributable losses of £ 10.8 billion, including £15.7 billion of write downs of goodwill and other intangible assets in respect of the State of the Netherlands investment in RFS Holdings, equity withdrawals of £13.6 billion, including £12.3 billion by Santander following the disposals of Banca Antonveneta and Banco Real, reductions in the market value of available-for-sale securities of £1.4 billion, mainly the investment in Bank of China attributable to minority shareholders, movements in cash flow hedging reserves, £0.8 billion, actuarial losses on defined benefit pension schemes net of tax of £0.5 billion and dividends paid of £0.3 billion, were partially offset by effect of exchange rate movements of £9.1 billion of which £8.0 billion related to the State of the Netherlands and Santander investments in RFS Holdings, the £0.8 billion equity raised as part of the Sempra joint venture and £0.4 billion additional equity in respect of the buy-out of the ABN AMRO minority shareholders.

Owners’ equity increased by £5.8 billion, 11% to £58.9 billion. Proceeds of £12.0 billion from the rights issue, net of £246 million expenses, and £19.7 billion from the placing and open offer, net of expenses of £265 million, together with exchange rate movements of £6.8 billion were partially offset by the attributable loss for the period of £23.5 billion, a £4.6 billion decrease in available-for-sale reserves, net of tax, reflecting £1.0 billion in the Group’s share in the investment in Bank of China and £3.6 billion in other securities, the majority of which related to Global Banking & Markets, actuarial losses net of tax of £1.3 billion, the payment of the 2007 final ordinary dividend of £2.3 billion and other dividends of £0.6 billion, and a reduction in the cash flow hedging reserve of £0.3 billion.

Business review continued

Cash flow
	2008	2007	2006
	£m	£m	£m
Net cash flows from operating activities	(75,338)	25,604	17,441
Net cash flows from investing activities	16,997	15,999	6,645
Net cash flows from financing activities	15,102	29,691	(1,516)
Effects of exchange rate changes on cash and cash equivalents	29,209	6,010	(3,468)
Net (decrease)/increase in cash and cash equivalents	(14,030)	77,304	19,102

2008
The major factors contributing to the net cash outflow from operating activities of £75,338 million were the net operating loss before tax of £36,459 million from continuing and discontinued operations, the decrease of £42,219 million in operating liabilities less operating assets, and the elimination of foreign exchange differences of £41,874 million, partly offset by the write down of goodwill and other intangible assets, £32,581 million and other non-cash items, £8,603 million.

Proceeds on disposal of discontinued activities of £20,113 million was the largest element giving rise to net cash flows of investing activities of £16,997 million. Outflow from net purchases of securities of £1,839 million and net disposals of property, plant and equipment, £3,529 million less the net cash inflow of £2,252 million in respect of other acquisitions and disposals represented the other principle factors.

Net cash flows from financing activities of £15,102 million primarily arose from the capital raised from the placing and open offer of £19,741 million and the rights issue of £12,000 million, the issue of subordinated liabilities of £2,413 million and proceeds of minority interests, £1,427 million. This was offset in part by the cash outflow on redemption of minority interests of £13,579 million, repayment of subordinated liabilities of £1,727 million, dividends paid of £3,193 million and interest paid on subordinated liabilities of £1,967 million.

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

Business review continued

Capital resources
The following table analyses the Group’s regulatory capital resources on a fully consolidated basis at 31 December:

	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m
Capital base
Tier 1 capital	69,847	44,364	30,041	28,218	22,694
Tier 2 capital	32,223	33,693	27,491	22,437	20,229
Tier 3 capital	260	200	—	—	—
	102,330	78,257	57,532	50,655	42,923
Less: investments in insurance subsidiaries, associated undertakings and other supervisory deductions	(4,155)	(10,283)	(10,583)	(7,282)	(5,165)
Total capital	98,175	67,974	46,949	43,373	37,758

Risk-weighted assets
Credit risk	551,400
Counterparty risk	61,100
Market risk	46,500
Operational risk	36,800
	695,800
Banking book:
On-balance sheet		480,200	318,600	303,300	261,800
Off-balance sheet		84,600	59,400	51,500	44,900
Trading book		44,200	22,300	16,200	17,100
		609,000	400,300	371,000	323,800

Risk asset ratios	%	%	%	%	%
Tier 1	10.0	7.3	7.5	7.6	7.0
Total	14.1	11.2	11.7	11.7	11.7

Notes:

(1)	The data for 2008 are on a Basel II basis; prior periods are on a Basel I basis.

(2)	The data for 2004 are based on UK GAAP as previously published and regulated. As from 1 January 2005, the Group is regulated on an IFRS basis.

It is the Group’s policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the Group has regard to the supervisory requirements of the Financial Services Authority (FSA). The FSA uses Risk Asset Ratio (RAR) as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are ‘weighted’ to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a Tier 1 component of not less than 4%. At 31 December 2008, the Group’s total RAR was 14.1% (2007 – 11.2%) and the Tier 1 RAR was 10.0% (2007 – 7.3%).

Business review continued

On pages 57 to 123 of the Business review certain information has been audited and is labelled as such.

Risk, capital and liquidity management (unaudited)
2008 has been one of the most challenging years for banks. The financial markets turmoil, which started in the second half of 2007 following concerns over the US sub-prime mortgage market, resulted in a global reduction in liquidity and the availability of term-funding. Confidence in financial institutions was eroded through 2008 as a result of an increased perception of counterparty risk following notable banking and insurance failures.

During the recent market turbulence, in common with other banks, the Group saw the availability of long term funding from both the capital markets and money markets decline significantly during the second half of 2008. As a result, reliance on shorter term funding increased with a consequent deterioration in the Group’s liquidity profile. In response to the market stress, central banks increased liquidity through a number of facilities and schemes available to support their respective banking systems. In addition, governments around the world have provided capital to financial institutions and moved to offer guarantees and increase deposit insurance to reassure investors and depositors. As a global bank, the Group has access to a number of those facilities and schemes which, in common with many other banks, it has used to support funding.

Whilst the international stabilisation efforts led by various governments since September 2008 have helped, the knock-on economic impacts are now evident in markets globally. 2009 will see further strains for financial institutions. Whilst the liquidity crisis is likely to stabilise, the level of impairments will increase as recession spreads worldwide.

The Board, in the light of the severe and increasing deterioration in market conditions, the worsening economic outlook and difficulties in the credit markets, concluded that it was appropriate for the Group to strengthen its capital position.

The Group has responded to the changing business and economic conditions by reducing leverage, building and improving liquidity, raising additional capital and through augmenting its risk management resources to drive forward a number of strategic initiatives. The overall risk operating model has been strengthened to ensure its adequacy for changing market conditions and additional capital management disciplines are being embedded across the Group. There is an increased emphasis on the independence of the control functions, capital allocation, stress testing and risk return throughout the Group.

Risk governance (unaudited)
Risk and capital management strategy is owned and set by the Group’s Board of Directors, and implemented by executive management led by the Group Chief Executive. There are a number of committees and executives that support the execution of the business plan and strategy.

Business review continued

The role and remit of these committees is as follows:

Committee	Focus	Membership
Group Audit Committee (GAC)
Financial reporting and the application of accounting policies as part of the internal control and risk assessment process. GAC monitors the identification, evaluation and management of all significant risks throughout the Group.
Independent non-executive directors
Advances Committee (AC)	Deals with transactions that exceed the Group Credit Committee’s delegated authority and large exposures.	Members of GEMC Group Chief Credit Officer
Group Executive Management Committee (GEMC)	Ensures implementation of strategy consistent with risk appetite.	Business and function heads, as determined by the Group Chief Executive/Board
Executive Risk Forum (ERF)
Acts on all strategic risk and control matters across the Group including, but not limited to, credit risk, market risk, operational risk, compliance and regulatory risk, enterprise risk, treasury and liquidity risk, reputational risk, insurance risk and country risk.
Group Chief Executive Group Finance Director Group Chief Risk Officer Chairman, Regional Markets Chief Executive, RBS UK Chief Executive, Global Banking & Markets
Group Risk Committee (GRC)	Recommends limits and approves processes and policies to ensure the effective management of all material risks across the Group.	Group Chief Risk Officer Group head of each risk type Group Treasurer Chief Executive and Chief Risk Officer from each division Group General Counsel and Group Secretary Group Chief Economist
Group Credit Committee (GCC)	Approves credit proposals under the authority delegated to the committee by the Board and/or the Advances Committee.	Members as determined by GEMC
Group Asset and Liability Management Committee (GALCO)	Identifies, manages and controls the Group balance sheet risks.	Group Finance Director Chairman/Chief Executive from each division Group Treasurer Group Chief Risk Officer Heads of Group functions
Group Chief Executive’s Advisory Group (GCEAG)	Acts as a forum for the provision of information and advice to the Group Chief Executive. Forms part of the control process of the Group.
Group Chief Executive
Group Finance Director
Chairman and Chief Executives from each division
Group Chief Risk Officer
Group General Counsel and Group Secretary
Group Directors, Strategy, Communications and Human Resources

Business review continued

Management responsibilities (unaudited)
All staff have a role to play in the day to day management of risk, in line with Group policy, which is set and managed by specialist staff in:

●	Risk Management: credit, market, operational, regulatory, enterprise and insurance risk, together with risk analytics.

●	Group Treasury: balance sheet, capital management, intra-group exposure, funding, liquidity and hedging policies.

Independence underpins the approach to risk management, which is reinforced throughout the Group by appropriate reporting lines. Risk Management and Group Treasury functions are independent of the revenue generating business. As part of the move toward greater functional independence, the divisional Chief Risk Officers now have a direct reporting line to the Group Chief Risk Officer.

Group Internal Audit (GIA) supports the GAC in providing an independent assessment of the design, adequacy and effectiveness of internal controls.

Risk appetite (unaudited)
Risk and capital management across the Group is based on the risk appetite set by the Board, which is established through setting strategic direction, contributing to, and ultimately approving annual plans for each division and regularly reviewing and monitoring the Group’s performance in relation to risk through monthly Board reports.

Risk appetite is defined in both quantitative and qualitative terms as follows:

●	Quantitative: encompassing stress testing, risk concentration, value- at-risk, liquidity and credit related metrics.

●	Qualitative: focusing on ensuring that the Group applies the correct principles, policies and procedures.

Different techniques are used to ensure that the Group’s risk appetite is achieved.

The GEMC is responsible for ensuring that the implementation of strategy and operations are in line with the risk appetite determined by the Board. This is reinforced through a policy framework ensuring that all staff within the Group make appropriate risk and reward trade-offs within pre-agreed boundaries.

How we do business	Policy
Customers	Identifying our customers. Treating our customers fairly. Delivering customer value. Respecting customer confidentiality.
Risks	Identifying and managing our risks. Understanding our markets.
Security	Protecting our assets, premises, systems and data. Operating our processes, systems and controls. Dealing with external suppliers.
People	Working in the Group. Promoting diversity and inclusion.
Reputation	Working within laws and regulation. Investing in the community. Conducting sustainable business. Maintaining key services and processes.
Finances	Managing our capital and resources. Accounting and financial reporting.

The annual business planning and performance management process and associated activities ensure the expression of risk appetite remains appropriate. GRC and GALCO support this work.

Business review continued

Capital (unaudited)
The Group aims to maintain appropriate levels of capital, in excess of regulatory requirements, to ensure its capital position remains appropriate given the economic and competitive environment. Capital adequacy and risk management are closely aligned. The Group undertakes a regular assessment of its internal capital requirement based on a quantification of the material risks to which it is exposed.

Composition of capital
The Group’s regulatory capital resources at 31 December 2008 on a fully consolidated basis, and in accordance with Financial Services Authority (FSA) definitions were as follows:

	Basel II 31 December 2008 £m	Basel II 1 January 2008 £m	Basel I 31 December 2007 £m
Capital base:
Core Tier 1 capital: ordinary shareholders’ funds and minority interests less intangibles	47,623	27,324	27,324
Preference shares and tax deductible securities	24,038	17,040	17,040
Less deductions from Tier 1 capital	(1,814)	(1,457)	n/a
Tier 1 capital	69,847	42,907	44,364
Tier 2 capital	32,223	28,767	33,693
Tier 3 capital	260	200	200
	102,330	71,874	78,257
Less: supervisory deductions	(4,155)	(5,078)	(10,283)
Total regulatory capital	98,175	66,796	67,974
Risk-weighted assets:
Credit risk	551,400	542,100
Counterparty risk	61,100	37,500
Market risk	46,500	17,900
Operational risk	36,800	36,000
	695,800	633,500
Banking book			564,800
Trading book			44,200
			609,000
Risk asset ratio:
Core Tier 1	6.8%	4.3%	4.5%
Tier 1	10.0%	6.8%	7.3%
Total	14.1%	10.5%	11.2%

The FSA uses Risk Asset Ratio (RAR) as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are ‘weighted’ to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a Tier 1 component of not less than 4%. The Group has complied with the FSA’s capital requirements throughout the year. A number of subsidiaries and sub-groups within the Group, principally banking and insurance entities are subject to additional individual regulatory capital requirements in the UK and overseas.

Capital allocation
As part of the annual planning and budgeting cycle, each division is allocated capital based upon risk-weighted assets (RWAs) and their associated regulatory deductions. The budgeting process considers risk appetite, available capital resources, stress testing results and business strategy. The budget is agreed by the Board and allocated to the divisions to manage their allocated RWAs.

Group Treasury and GALCO monitor actual utilisation by tracking capital available and the utilisation of capital by divisions. GALCO makes the necessary decisions around re-allocation of budget and changes in RWA allocations.

Business review continued

Basel II
The Group adopted Basel II on 1 January 2008. Pillar 1 focuses on the calculation of minimum capital required to support the credit, market and operational risks in the business. For credit risk, the majority of the Group uses the Advanced Internal Ratings Based Approach (AIRB) for calculating RWAs, making the Group one of a small number of banks whose risk systems and approaches have reached the regulatory standards.

For operational risk, the Group uses The Standardised Approach (TSA), which calculates operational risk-weighted assets based on gross income. In line with other banks, the Group is considering adopting the Advanced Measurement Approach (AMA) for all or part of the business.

Using these approaches, the RWA requirements, by division, are as follows:

	Basel II 31 December 2008 £bn	Basel II 1 January 2008 £bn	Basel I 31 December 2007 £bn
Global Markets
– Global Banking & Markets	278.5	211.9	188.7
– Global Transaction Services	19.6	16.8	15.4
Regional Markets
– UK Retail & Commercial Banking	152.5	153.1	179.0
– US Retail & Commercial Banking	78.0	53.8	57.1
– Europe & Middle East Retail & Commercial Banking	30.9	30.3	36.7
– Asia Retail & Commercial Banking	6.4	4.9	3.3
Other	11.9	15.3	9.8
RFS Holdings minority interest	118.0	147.4	119.0
Group	695.8	633.5	609.0

Basel II is cyclical, unlike Basel I where RWAs are stable through the cycle. Changes in RWA totals are driven by external economic factors and their impact on the risk profile of the underlying portfolio of assets, rather than changes in the asset mix. Whilst Basel II tries to reduce this variation by incorporating measures correlated to downturn conditions, it remains sensitive to cyclical variations.

The AIRB approach to Basel II is based on the following metrics.

●
Probability of default (PD) models estimate the likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year time horizon. Customers are assigned an internal credit grade which corresponds to PD. Every customer credit grade across all grading scales in the Group can be mapped to a Group level credit grade.

●
Exposure at default (EAD) models estimate the expected level of utilisation of a credit facility at the time of a borrower’s default. The EAD may be assumed to be higher than the current utilisation (e.g. in the case where further drawings may be made on a revolving credit facility prior to default) but will not typically exceed the total facility limit.

●
Loss given default (LGD) models estimate the economic loss that may occur in the event of default and represent the debt that cannot be recovered. The Group’s LGD models take into account the type of borrower, facility and any risk mitigation such as security or collateral held.

In addition to minimum capital calculated, for credit, market and operational risk, banks are required to undertake an Individual Capital Adequacy Assessment Process (ICAAP) for other risks. The Group’s ICAAP, in particular, focuses on pension fund, interest rate risk in the banking book together with stress tests to assess the adequacy of capital over one year and the economic cycle.

The Group will publish its Pillar 3 (Market disclosures) on the external website, providing a range of additional information relating to Basel II and risk and capital management across the Group. The disclosures focus on Group level capital resources and adequacy, discuss a range of credit risk approaches and their associated risk weighted assets (under various Basel II approaches) such as credit risk mitigation, counterparty credit risk and provisions. Detailed disclosures are also made on equity, securitisation, operational and market risk, as well as providing Interest Rate Risk in the Banking Book disclosures.

Stress and scenario testing
Stress testing is central to the Group’s risk and capital framework and integral to Basel II. Stress testing is used at divisional and Group level to assess risk concentrations, estimate the impact of earnings on capital, determine the overall capital adequacy under stress conditions and identify mitigating actions. The principal business benefits of the stress testing framework are: understanding the impact of recessionary scenarios; assessing material risk concentrations; and forecasting the impact of market stress scenarios on the Group’s balance sheet liquidity.

Business review continued

At Group level, a series of stress events are monitored on a regular basis to assess the potential impact of an extreme yet plausible event on the Group. There are two core elements of scenario stress testing:

●
Recessionary stress testing considers the impact on both earnings and capital of a range of recessionary scenarios. These are multi-year systemic shocks to assess the Group’s ability to meet its capital requirements and liabilities as they fall due under a significant but plausible downturn in the business cycle and/or macroeconomic environment. The summary results are included within the monthly risk report to the Board and discussed in separate papers on a half-yearly basis.

●
Integrated stress testing considers firm wide stress tests to measure the Group’s exposure to exceptional but plausible economic and geopolitical events. Stress testing supports the identification and quantification of material risks that may arise under stress scenarios, and provides information to support management decision-making around risk appetite and control.

Cross divisional stress testing, undertaken to support the Group’s framework for managing industry and geographical sector concentrations, is performed through the identification of scenarios which are likely to affect groups of inter-related (correlated) sectors. These stress tests are discussed with senior divisional management and are reported to GRC, GEMC, GALCO and GAC. The Group manages to a trigger limit on the stressed impairment charge for an individual scenario.

Portfolio analysis, using historic performance and forward looking indicators of change, uses stress testing to facilitate the measurement of potential exposure to events and seeks to quantify the impact of an adverse change in factors which drive the performance and profitability of a portfolio.

Risk coverage
The main risks facing the Group are shown below.

Risk type	Definition	Features
Credit risk (including country and political risks)	The risk arising from the possibility that the Group will incur losses from the failure of customers to meet their financial obligations to the Group.	Loss characteristics vary materially across portfolios. Significant correlation between losses and the macroeconomic environment. Concentration risk.
Funding and liquidity risk	The risk of losses through being unable to meet obligations as they fall due.	Potential to disrupt the business model and stop normal functions of the Group. Significantly correlated with credit risk losses.
Market risk	The risk that the value of an asset or liability may change as a result of a change in market rates.	Potential for large material losses. Significantly correlated with equity risk and the macroeconomic environment.
Insurance risk	The risk of financial loss through fluctuations in the timing, frequency and/or severity of insured events, relative to the expectations at the time of underwriting.	Frequent small losses. Infrequent material losses.
Operational risk
The risk of financial loss or reputational impact resulting from fraud; human error; ineffective or inadequately designed processes or systems; improper behaviour; legal events; or from external events.
Generally immaterial losses.
Regulatory risk	The risks arising from regulatory changes/enforcement.	Risk of regulatory changes. Compliance with regulations. Potential for fines and/or restrictions in business activities.
Other risk	The risks arising from reputation and pension fund risk.	Additional regulation can be introduced as a result of other risk losses.

Business review continued

Credit risk
Principles for credit risk management (audited)
The key principles for credit risk management in the Group are as follows:

●
A credit risk assessment of the customer and credit facilities is undertaken prior to approval of credit exposure. Typically, this includes both quantitative and qualitative elements including, the purpose of the credit and sources of repayment; compliance with affordability tests; repayment history; ability to repay; sensitivity to economic and market developments; and risk-adjusted return based on credit risk measures appropriate to the customer and facility type.

●
Credit risk authority is specifically granted in writing to individuals involved in the granting of credit approval, whether this is individually or collectively as part of a credit committee. In exercising credit authority, individuals are required to act independently of business considerations and must declare any conflicts of interest.

●	Credit exposures, once approved, are monitored, managed and reviewed periodically against approved limits. Lower quality exposures are subject to more frequent analysis and assessment.

●
Credit risk management works with business functions on the ongoing management of the credit portfolio, including decisions on mitigating actions taken against individual exposures or broader portfolios.

●
Customers with emerging credit problems are identified early and classified accordingly. Remedial actions are implemented promptly and are intended to restore the customer to a satisfactory status and minimise any potential loss to the Group.

●	Stress testing of portfolios is undertaken to assess the potential credit impact of non-systemic scenarios and wider macroeconomic events on the Group’s income and capital.

Specialist credit risk teams oversee the credit process independently, making credit decisions within their discretion, or recommending decisions to the appropriate credit committee.

Assessments of corporate borrower and transaction risk are undertaken using fundamental credit analysis and the application of general corporate and certain specialist counterparty credit risk models. Financial markets counterparties are approved by a dedicated credit function which specialises in traded market product risk. Specialist credit grading models exist for certain bank and non-bank financial institutions.

Different approaches are used for the management of wholesale and retail businesses:

●
Wholesale businesses: exposures are aggregated to determine the appropriate level of credit approval required and to facilitate consolidated credit risk management. Credit applications for corporate customers are prepared by relationship managers (RMs) in the units originating the credit exposures, or by the RM team with lead responsibility for a counterparty where a customer has relationships with different divisions and business units across the Group. This includes the assignment of counterparty credit grades and LGD estimates using approved models, which are also independently checked by the credit team.

●
Retail businesses: the retail business makes a large volume of small value credit decisions. Credit decisions will typically involve an application for a new or additional product or a change in facilities on an existing product. The majority of these decisions are based upon automated strategies utilising industry standard credit and behaviour scoring techniques.

Business review continued

Model validation (audited)
The performance and accuracy of credit models is critical, both in terms of effective risk management and also the calculation of risk parameters (PD, LGD and EAD) used by the Group to calculate RWAs. The models are subject to frequent validation internally and, if used as part of the AIRB Basel II framework (see page 61), have been reviewed and approved for use by the FSA.

Independent model validation is performed by the Group. This includes an evaluation of the model development and validation for the data set used, logic and assumptions, and performance of the model analysis. Where required, the Group has engaged external risk management consultants to undertake independent reviews and report their findings to the Wholesale or Retail Credit Model Committee. This provides a benchmark against industry practices.

The validation results are a key factor in deciding whether a model is recommended for ongoing use. The frequency, depth and extent of the validation are consistent with the materiality and complexity of the risk being managed. The Group’s validation processes include:

●	Developmental evidence: to ensure that the credit risk model adequately discriminates between different levels of risk and delivers accurate risk estimates.

●
Process verification: whether the methods used in the credit risk models are being used, monitored and updated in the way intended in the design of the model. Initial testing and validation is performed when the model is developed with the performance of models being assessed on an ongoing basis.

Business review continued

Credit risk mitigation (audited)
The Group takes a number of steps to mitigate credit risk. The key risk mitigants are as follows:

●	Real estate: the most common form of security held is real estate within the consumer and wholesale businesses.

●
Financial collateral: is taken to support credit exposures in the non-trading book. Financial collateral is also taken in Global Markets and Regional Markets to support trading book exposures and is incorporated in E* (adjustment to the exposure value) calculations.

●
Other physical collateral: the Group takes a wide range of other physical collateral including business assets (stock and inventory, plant and machinery, equipment), project assets, intangible assets which provide a future cashflow and real value, commodities, vehicles, rail stock, aircraft, ships and receivables (not purchased).

●
Guarantees: third party guarantees are taken from banks, government entities, export credit agencies, and corporate entities. The Group’s recovery value estimation methodology is sensitive to the variations in the credit quality of guarantors. Standby letters of credit are also given value in LGD models. Conditional guarantees are accepted, in accordance with internal requirements, and are included as appropriate in PD and LGD estimates (e.g. small firms loan guarantee schemes, completion guarantees). Personal guarantees are considered in the normal credit process where there is a charge over specific assets. While personal guarantees may be called for and are always accepted, no value is given to unsupported personal guarantees in any credit models.

●
Credit derivatives: credit derivative activity is conducted through designated units within GBM to ensure consistency and appropriate control. Group policies are designed to ensure that the credit protection is appropriate to support offset for an underlying trading book asset or improvement to the LGD of a banking book asset. Within the banking book, credit derivatives are used as risk and capital management tools. The principal counterparties are banks, investment firms and other market participants, with the majority subject to collateralisation under a credit support annex. In accordance with internal policy, stress testing is conducted on the counterparty credit risk created by the purchase of credit protection.

●	Minimum standards (for example loan to value, legal certainty) are ensured through the policy framework.

Credit risk assets (audited)
Credit risk assets consist of loans and advances (including overdraft facilities), instalment credit, finance lease receivables and other traded instruments across all customer types. The Group uses a series of models to measure the size of its exposure to credit risk and to calculate expected EAD in both its trading and banking books. In so doing, the Group recognises the effects of credit risk mitigation that reduces potential loss.

Credit risk assets (unaudited)	2008 £bn	2007 £bn
Global Markets	469.8	307.4
Regional Markets
– UK Retail & Commercial Banking	223.5	202.1
– US Retail & Commercial Banking	82.9	58.1
– Europe & Middle East Retail & Commercial Banking	64.7	47.1
– Asia Retail & Commercial Banking	7.5	6.8
RBS Insurance	4.6	5.1
Other	2.0	—
RFS Holdings minority interest	176.8	206.0
Group	1,031.8	832.6

Note:

(1)	Excluding reverse repurchase agreements and issuer risk.

Credit risk assets as at 31 December 2008 were £1,031.8 billion (2007 – £832.6 billion), an increase of £199.2 billion during the year.

The discussion and disclosures on pages 65 to 72 relate only to the Group before RFS Holdings minority interest.

Facilities included within RFS Holdings minority interests have not been migrated to RBS risk systems, as they will not be part of the Group following separation of the ABN AMRO business.

Business review continued

Credit concentration risk (including country risk) (audited)
The Group defines three key areas of concentration in credit risk that are monitored, reported and managed at Group and divisional levels. These are single name concentration, industry/sector and country risk. The Group has a series of quantitative and qualitative controls in place to limit the amount of concentration risk in credit portfolios.

A threshold is set on the aggregate LGD to a single customer group above which approval is required from the Group’s most senior credit committee, the Advances Committee.

During the year work progressed on an enhancement of the frameworks for managing single name and sector concentrations. These enhancements are planned to be fully implemented in 2009 to improve the identification and management of concentrations in the portfolio through the introduction of additional parameters and increased scrutiny of concentration limit excesses.

A stress testing framework, Correlated Exposure Loss Testing, assesses the impact on the Group’s impairment charge of non-systemic events that affect groups of inter-related sectors in order to limit the impact of these scenarios to within defined tolerances.

Country risk arises from sovereign events (e.g. default or restructuring); economic events (e.g. contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (e.g. convertibility restrictions and expropriation or nationalisation) and natural disaster or conflict. Losses are broadly defined and include credit, market, liquidity, operational and franchise risk related losses. The acquisition of ABN AMRO materially increased the Group's country risk profile, therefore significant enhancements to the Group’s country risk framework have been implemented and continue to be developed.

It is the Group’s policy to monitor and control country risk exposures and to avoid excessive concentrations. The Group’s appetite is expressed by a matrix of limits by country risk grade and is approved by GEMC. The Group’s exposure is managed and measured within this appetite by the Group Country Risk Management Committee (GCRMC), that has delegated authority from the GRC to manage country risk and agree related policy. Membership of GCRMC comprises the Group Chief Credit Officer, Heads of Credit and business representatives from those divisions with material country risk exposures. GCRMC sets limits for each country based on a risk assessment taking into account the Group’s franchise and business mix in that country. Additional limitations – on product types with higher loss potential and longer tenor transactions, for example – may be established depending on the country outlook and business strategy. A country watch list framework is in place to proactively monitor emerging issues and facilitates the development of mitigation strategies.

The country risk table below shows credit risk assets exceeding £1 billion by borrower domicile and is stated gross of mitigating action which may have been taken to reduce or eliminate exposure to country risk events.

Risk countries (unaudited)	Consumer £m	Sovereign £m	Banks and financial institutions £m	Corporate £m	Total £m
Russia	51.0	—	362.0	5,361.0	5,774.0
United Arab Emirates	756.8	91.5	1,721.9	2,988.6	5,558.8
India	1,020.0	5.7	737.9	3,800.6	5,564.2
Turkey	24.8	363.6	603.2	3,035.5	4,027.1
China	24.6	61.1	1,146.3	2,027.2	3,259.2
South Korea	1.5	—	1,743.0	1,104.1	2,848.6
Taiwan	1,019.3	—	1,393.2	825.0	3,237.5
Mexico	4.2	57.1	210.9	1,999.9	2,272.1
Czech Republic	2.1	593.5	175.5	1,057.9	1,829.0
Kazakhstan	69.5	17.0	900.8	858.9	1,846.2
Poland	6.8	38.5	309.1	1,308.6	1,663.0
Chile	0.3	26.1	383.7	1,250.5	1,660.6
Brazil	3.6	—	1,012.3	641.7	1,657.6
Saudi Arabia	23.2	—	534.9	679.4	1,237.5
Romania	583.6	145.3	160.4	916.8	1,806.1
Greece	15.1	135.3	210.3	702.7	1,063.4
Hungary	5.1	73.9	101.3	831.4	1,011.7

Note:

(1)	Risk countries are defined as those with an internal rating of A+ and below. In addition, United Arab Emirates is included which has a rating of AA.

(unaudited)
The outlook for developing markets in 2009 is very challenging, as developed economy demand is weak, liquidity conditions are tight and risk appetite is yet to return. Asian growth is slowing sharply as trade contracts, but generally, both sovereign and private sector leverage is lower than during the 1998 crisis, providing scope for recovery. The Middle East is more insulated from the effects of economic disruption but certain high growth countries, such as UAE, will face challenges. Eastern Europe faces a deep correction as large economic imbalances unwind. Falling commodity prices and US weakness will also affect Latin America, but the region is more resilient than during previous downturns due to reform progress and policy orthodoxy in its largest economies.

Business review continued

Asset quality by industry and geography (unaudited)
Industry analysis plays an important part in assessing potential concentration risk in the loan portfolio. Particular attention is given to industry sectors where the Group believes there is a high degree of risk or potential for volatility in the future.

Credit risk assets by industry sector (Group before RFS Holdings minority interest)

Note:
(1) Graph data are shown net of provisions, reverse repurchase agreements and issuer risk for 2008 and 2007.

As at 31 December 2008, 26% of credit risk assets (2007 – 27%) related to personal and includes mortgage lending and other smaller loans that are intrinsically well-diversified. Corporate industry exposure comprised 48% of credit risk assets (2007 – 50%), which are well diversified across a range of sectors. Banks and financial services account for 21% of credit risk assets (2007 – 19%) and public sector and quasi government credit risk assets make up the remaining 5% (2007 – 4%).

Credit risk assets by geography (Group before RFS Holdings minority interest)
Note:
(1) Graph data are shown net of provisions, reverse repurchase agreements and issuer risk for 2008 and 2007.

As at 31 December 2008, 38% of credit risk assets (2007 – 46%) related to the United Kingdom. Western Europe comprised 27% of credit risk assets (2007 – 23%). North America comprised 21% of credit risk assets (2007 – 19%).

Business review continued

Credit risk asset quality (audited)
Internal reporting and oversight of risk assets is principally differentiated by credit grades. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades across the Group map to both a Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across disparate portfolios. Accordingly, measurement of risk is easily aggregated and can be reported at increasing levels of granularity depending on audience and business need.

The Group has adopted, as part of the move to Basel II, a new master grading scale for wholesale exposures which comprises 27 grades. These in turn map to ten asset quality (AQ) bands used for both wholesale and retail exposures. This replaced the less granular AQ1-5 bands used prior to 2008.

The relationship between these measures is shown below. (unaudited)

	PD Range
Master grading scale	Lower	Upper	New AQ1- 10 bands	Old AQ1-5 bands
1	0%	0.006%
2	0.006%	0.012%
3	0.012%	0.017%	AQ1
4	0.017%	0.024%
5	0.024%	0.034%		AQ1
6	0.034%	0.048%	AQ2
7	0.048%	0.067%	AQ3
8	0.067%	0.095%
9	0.095%	0.135%
10	0.135%	0.190%
11	0.190%	0.269%	AQ4
12	0.269%	0.381%		AQ2
13	0.381%	0.538%
14	0.538%	0.761%	AQ5
15	0.761%	1.076%		AQ3
16	1.076%	1.522%	AQ6
17	1.522%	2.153%		AQ4
18	2.153%	3.044%
19	3.044%	4.305%	AQ7
20	4.305%	6.089%
21	6.089%	8.611%
22	8.611%	12.177%	AQ8
23	12.177%	17.222%		AQ5
24	17.222%	24.355%
25	24.355%	34.443%	AQ9
26	34.443%	100%
27	100%	100%	AQ10

Credit risk assets by new AQ1-10 bands (Group before RFS Holdings minority interest) (unaudited)

TCRE (%)

Note:
(1)	Graph data are shown net of provisions, reverse repurchase agreements and issuer risk for 2008.

The following table shows the movement between 2007 and 2008 based on the old AQ1-5 bands for the Group before RFS minority interest. (unaudited)

Note:
(1) Graph data are shown net of provisions, reverse repurchase agreements and issuer risk for 2008 and 2007.
(unaudited)
As at 31 December 2008, including ABN AMRO net of minority interest, exposure to investment grade counterparties (AQ1) accounted for 47% (2007 – 37%) of credit risk assets and 46% (2007 – 59%) of exposures were to counterparties between AQ2 and AQ4. The exposure to the lowest asset quality (AQ5) is 7% (2007 – 4%).

Business review continued

Expressed as an annual PD, the upper and lower boundaries and the midpoint for each of these Group level asset quality grades are as follows:

	Annual probability of default
Asset quality grade	Minimum %	Midpoint %	Maximum %	S&P equivalent
AQ1	0.00	0.10	0.20	AAA to BBB-
AQ2	0.21	0.40	0.60	BB+ to BB
AQ3	0.61	1.05	1.50	BB- to B+
AQ4	1.51	3.25	5.00	B+ to B
AQ5	5.01	52.50	100.00	B and below

Key credit portfolios (unaudited)
The following discussion relates only to the Group before RFS Holdings minority interest. All exposures are monitored closely, but in the current environment the following are under specific scrutiny:

Property lending (unaudited)
Commercial property
The commercial property portfolio totals £97 billion. The bulk of this is concentrated in GBM (£31 billion) and RBS UK (£42 billion) with the remainder in Ulster Bank (£17 billion) and CFG (£6 billion).

Lending falls into different categories and is spread across Investment (72.6%), Development (24.1%) and Other (3.3%). Speculative lending represents 1.6% of this portfolio. 58% of the lending is in the UK, 30% Western Europe, 8% North America and 4% RoW but with the extent of the current global downturn all markets are coming under considerable pressure.

Whilst the Group expects to see an overall deterioration in LTV ratios, 72% of the portfolio within GBM and UKCB continue to have an LTV less than 75% and an average interest coverage ratio (ICR) for GBM of 164% and 151 % for RBS UK. The Group’s lending approach has always been predominantly cash flow driven and areas of stress in the portfolio will primarily be impacted by the wider corporate and economic environment affecting tenant quality with the retail sector being an area of focus at the present time.

The Group has experienced a number of defaults in its Spanish portfolio with current limits of £2 billion managed via the Global Restructuring Group. Total impaired limits across the portfolio are £3.9 billion. Limits currently subject to a higher level of monitoring (watch) total £18.9 billion and are actively risk managed.

The outlook for commercial property will remain challenging during 2009 with further falls in capital values expected due to a lack of liquidity and weak demand for assets. There is emerging evidence of falling rents and increasing vacancy rates although downward pressure on rents and longer void periods can be expected due to the weakening economic climate. The Group’s strategy throughout 2008 has been to reduce its exposures wherever prudent, continuing the process of tightening lending parameters begun in the second half of 2007.

Residential mortgages
The Group originates residential mortgages through retail channels in all four divisions within Regional Markets however activity is primarily in the UK, the US and Ireland.

Business review continued

UK residential mortgages
The UK mortgage portfolio totalled £74.4 billion (as at 31 December 2008) an increase of 11% during the year due to strong sales growth and lower redemption rates. The main brands are the Royal Bank, NatWest, the One Account, First Active and Direct Line. The assets comprise prime mortgage lending and include 7.0% (£5.2 billion) of exposure to residential buy-to-let. There is a very small legacy self-certification book (0.5% of total assets) which was withdrawn from sale in 2004.

The Group exited the 100% LTV market in the first quarter of 2008, further restricted the proportion of highest LTV loans and reviewed affordability criteria during the year. The average LTV for new business increased from 62% to 67% in 2008 mainly due to a reduction in the proportion of business within the lowest LTV bands.

The arrears rate (three or more payments missed) on the combined Royal Bank and NatWest brands was 1.5% (31 December 2008) up from 1.0% (31 December 2007). The mortgage impairment charge was £33 million for 2008 (2007 – £19 million) and in current economic conditions is expected to increase further. Anticipated losses from impaired mortgages are covered by a combination of impairment provisions and post default suspended interest. The combined provision cover is currently 0.18% of balances.

Repossessions totalled 1,141 in 2008 (compared with 758 in 2007) with similar volumes in each half of the year.

US real estate
Citizens Financial Group’s (CFG) residential real estate portfolio totalled $50.1 billion at 31 December 2008 (2007 – $53.1 billion) comprising $13.8 billion of first mortgages and $36.3 billion of Home Equity loans and lines. This reduction includes the sale of $1.4 billion of real estate assets to the Federal National Mortgage Association in December 2008.

CFG has historically adopted conservative risk policies in comparison to the general market. Small exposures to sub-prime (FICO <=620, approximately 0.6%) and Alt-A / other non-conforming (4.5%) from past bank acquisitions are in run-off. The average indexed LTV was 69% as at 31 December 2008 (2007 – 62%). Loan acceptance criteria were further tightened during 2008 to address deteriorating economic conditions.

The Serviced By Others (SBO) portfolio consists of purchased pools of home equity loans and lines whose LTV and geographic profiles have in the current economic conditions resulted in a higher write-off rate of 4.8% in 2008 than core portfolios. SBO was closed to new purchases in the third quarter of 2007 and is in run-off with exposure down from $8.3 billion (31 December 2007) to $7.0 billion (31 December 2008).

Ireland residential mortgages
The residential mortgage portfolio in Ireland across the Ulster Bank and First Active brands totalled £24.6 billion (as at 31 December 2008) with 92.8% in the Republic of Ireland and 7.2% in Northern Ireland. This represents growth of 6% in the Republic of Ireland (ignoring exchange rate movements) and 6% in Northern Ireland. During the course of 2008, Ulster Bank exited the 100% LTV market and tightened LTV and affordability criteria in other segments. The arrears rate (three or more payments missed) increased to 1.6% at 31 December 2008 from 0.8% at end 2007 driven by deteriorating economic conditions. Repossession remained low and totalled 37 for 2008.

Financial institutions
The confidence and liquidity crisis affecting the banking sector saw the near collapse of some major banks in Western countries along with the fall of Lehman Brothers and the Icelandic banking system, which in turn threatened the stability of national and global banking systems. Government actions to restore stability by providing guarantees, liquidity facilities, capital injections and facilitating the consolidation of weaker banks with stronger ones met with some success. There remains a high level of risk in the banking sector in 2009, particularly due to the deepening recession that many countries face and increasing corporate defaults.

Financial Institutions constitute the largest segment of the Group’s wholesale credit portfolio with exposure of £181 billion. Due to difficulties faced by the sector, the portfolio quality has weakened during 2008. 92% of exposure is to counterparties in developed OECD countries while 90% of exposure is to investment grade counterparties.

The Banks portfolio is the biggest sub-sector with exposure of £86 billion. At the time of default, the Group’s exposures to Lehman Brothers and the Icelandic banks totalled £802 million and £494 million respectively and represented less than 1% of the total Banks portfolio.

2008 was a difficult year for the hedge funds sector. More hedge funds collapsed during 2008 than in the previous ten years and the values of many declined significantly. The spate of redemptions from investors forced major hedge fund groups to halt withdrawals. The trends are set to continue in 2009 and the contraction of this sector is expected.

The Group’s exposure to leveraged funds (including hedge funds) totalled £10.3 billion. The majority of hedge funds are domiciled in the UK and US but the portfolio is diversified by fund strategy. The Group’s activities with hedge funds are primarily collateralised derivatives trading. Exposures to funds encountering problems were reduced, collateral margining was reviewed upwards to further mitigate risk and the appropriateness of limits is regularly reviewed.

During 2009, the Group will continue to place emphasis on the pro-active management of financial institutions at counterparty and portfolio levels, recognising that liquidity is likely to remain tight and credit quality is likely to deteriorate further across a range of portfolios.

Business review continued

Corporate sectors (unaudited)
This section discusses the automotive, shipping, oil and gas sectors, given their significance in the current market environment.

Automotive
The automotive sector exposure totals £14.5 billion, the majority falling within GBM (£9.1 billion), RBS UK (£3.3 billion) and CFG (£1.3 billion). The exposure is spread across the following segments and geographies:

	Credit book
Segment	£bn	%
Original equipment manufacturer/commercial vehicles	3.3	23
Captive finance companies	1.1	8
Component suppliers	2.4	16
Retailers/services	5.1	35
Rental	2.6	18
Total	14.5	100

	Credit book
Domicile	£bn	%
Americas	4.0	28
Central Eastern Europe Middle East and Africa	1.1	7
UK	4.2	29
Western Europe	4.3	30
Asia	0.9	6
Total	14.5	100

The automotive sector faces numerous challenges with a heavy reliance on discretionary consumer spending, high leverage, volatile input prices and an ongoing pressure to reduce fuel emissions resulting in a shift to smaller cars and overseas production. The Group has maintained a cautious approach to this sector and focus on the largest, most diversified and financially strong counterparties with a wide product offering. Notwithstanding this approach, due to the scale of the downturn in this sector the Group can expect further pressure to be seen across the portfolio. Of particular concern are exposures to the captive finance companies where credit impaired limits total £1.4 billion. The Group continues to seek ongoing limit reductions and improved security.

Shipping
The shipping exposure is £16.6 billion and is almost entirely within GBM. The portfolio is divided across the following sectors:

	Credit book
Sector	£bn	%
Dry bulk	4.8	29
Tankers	6.3	38
Container	1.6	10
Gas/offshore	2.3	14
Other	1.6	9
Total	16.6	100

The majority of the exposures are strong relationships with loans structured to capture direct vessel cash flows, secured on the vessels themselves with the benefit of full security over the asset and all related cash flows. The Group’s approach to the sector recognises the cyclical nature of shipping with a focus on experienced independent owners with strong liquidity; customer deposits across the portfolio total £5 billion. Assets financed are non-specialist dry bulk, double hulled tankers and containers.

Following an unprecedented rise in ship values over recent years there has been a material correction since mid 2008 with the dry bulk index falling by c.90% which may affect owners’ ability to meet collateral calls. Combined with record ship deliveries for 2009-10 the Group has seen a significant decline in asset values. The Group’s exposure to new build assets is significant with commitments relating to 236 vessels in the dry bulk and tanker segment.

The Group currently has £0.5 billion of limits to clients on watch list, but the portfolio comprises modern assets (86% of exposures are secured on vessels built since 2000), which exhibit, for the most part, good cash flow and liquidity.

Oil and gas
The Group’s exposure to this sector totals £24.0 billion across the following sectors and geographies:

	Credit book
Sector	£bn	%
Vertically integrate/exploration and production	9.5	40
Midstream	5.0	21
Refining and marketing	4.6	19
Oilfield services	4.9	20
Total	24.0	100

	Credit book
Domicile	£bn	%
Americas	10.6	44
Western Europe	7.6	32
CEEMEA	4.6	19
Asia Pacific	1.2	5
Total	24.0	100

Business review continued

ABN AMRO and RBS have a number of common clients in this sector, and the Group is working to reduce exposures back within Group concentration limits, primarily in relation to investment grade, vertically integrated counterparties and several of the larger, global exploration and production companies. The Group’s exposures to exploration and production companies are principally secured borrowing base facilities referenced to conservative forward looking oil price assumptions that are adjusted on a regular basis. Unsecured exposures are primarily to oil majors and state owned entities.

Business review continued

Global Restructuring Group (GRG) (audited)
GRG was formed in 2008, tasked with managing the Group’s problem and potential problem exposures to help rejuvenate and restore customers to profitable business. This may include assisting with the restructuring of their businesses and/or renegotiation.

GRG brings together previously disparate functions across the Group. Its primary function is to work closely with the Group’s customer facing businesses to support the proactive management of any problem lending. This is based on a clear process (watch listing) which requires the transfer of problem credits to GRG. GRG reports to the Group Chief Risk Officer.

Given the current economic outlook, it is particularly important that potential problems are identified early and referred to GRG as the Group’s past experience has shown that the sooner specialists in restructuring are engaged, the greater the likelihood of a successful outcome. Early identification of potential problems therefore has a benefit to the borrower as well as to the Group.

GRG is structured with specialist teams focused on: large corporate cases (higher value, multiple lenders); small/mid size business cases (lower value, bilateral relationships); and recovery/litigations. Given the negative trends in the portfolio in 2008, the size of GRG has grown substantially and further investment in staffing is expected in 2009.

Originating business units liaise with GRG upon the emergence of a potentially negative event or trend that may impact a borrowers’ ability to service its debt. This may be a significant deterioration in some aspect of the borrowers’ activity, such as trading, where a breach of covenant is likely or where a borrower has missed or is expected to miss a material contractual payment to the Group or another creditor.

On transfer of a relationship to GRG a strategy is devised to:

●	Work with the borrower to facilitate changes that will maximise the potential for turnaround of their situation and return them to profitability.

●	Define the Group’s role in the turnaround situation and assess the risk/return dimension of the Group’s participation.

●	Return customers to the originating business unit in a sound and stable condition or, if such recovery cannot be achieved, avoid additional losses and maximise recoveries.

●	Ensure key lessons learned are fed back into origination policies and procedures.

At the start of 2008, the volume and value of cases managed by GRG was low relative to historic levels. During the year, the rate of transfer of cases to GRG accelerated sharply. Cases originated from all divisions and across most sectors although the rate of value growth was sharply higher due to the transfer of a number of high value cases from GBM. Commercial property cases made up a significant proportion of transfers from all divisions.

Retail collections and recoveries (audited)
There are collections and recoveries functions in each of the four regional markets. Their role is to provide support and assistance to customers who are currently experiencing difficulties meeting their financial obligations.

Where possible, the aim of collections and recoveries teams is to return the customer to a satisfactory position, by working with them to restructure their finances and/or business. If this is not possible, the team has the objective of reducing the loss to the Group.

There have been material increases in staffing levels in all collections functions to manage the increase in the number of customers in financial difficulty. In the UK and Ireland, there is a common collection and recovery operational model managed by Group Manufacturing. During 2008, there was significant investment in systems development and staff training to make collections activity more efficient and effective.

In the UK there have been several initiatives to ensure fair and appropriate treatment of customers experiencing difficulties. For mortgage customers the Group will not initiate repossession proceedings for at least six months after arrears are evident.

Preventative measures have also been a key focus throughout 2008, and as a result, the Group has announced the introduction of over 1,000 dedicated Money Sense advisers in its branch network who will provide free financial counselling to both customers and non-customers. The Group has also implemented a programme to proactively contact customers who exhibit early signs of financial stress but are not yet in Collections to offer them assistance in managing their finances more effectively.

Business review continued

Balance sheet analysis (audited)
The following table provides an analysis of the credit quality of financial assets by the Group’s internal credit quality steps.

2008	AQ1 £m	AQ2 £m	AQ3 £m	AQ4 £m	AQ5 £m	Accruing past due £m	Non- accrual £m	Impairment provision £m	Total £m
Cash and balance at central banks	12,400	—	—	—	—	—	—	—	12,400
Loans and advances to banks (2)	131,963	872	1,247	282	943	—	129	(127)	135,309
Loans and advances to customers	310,950	141,849	187,899	150,705	59,191	15,667	19,350	(10,889)	874,722
Debt securities	259,207	1,461	1,485	3,755	1,626	—	52	(37)	267,549
Settlement balances	12,612	516	290	129	256	4,029	—	—	17,832
Derivatives	912,728	36,528	30,079	5,181	8,032	11	—	—	992,559
Other financial instruments	691	—	161	—	—	—	—	—	852
	1,640,551	181,226	221,161	160,052	70,048	19,707	19,531	(11,053)	2,301,223

Commitments	209,359	55,109	48,554	23,458	25,244	—	—	—	361,724
Contingent liabilities	19,693	18,461	19,502	10,977	2,904	—	—	—	71,537
Total off-balance sheet	229,052	73,570	68,056	34,435	28,148	—	—	—	433,261

2007
Cash and balance at central banks	17,866	—	—	—	—	—	—	—	17,866
Loans and advances to banks (2)	204,083	5,797	4,937	407	1,119	—	25	(3)	216,365
Loans and advances to customers	275,715	174,074	221,561	84,791	55,273	13,236	10,337	(6,449)	828,538
Debt securities	258,895	15,688	2,339	1,372	16,361	—	5	(4)	294,656
Settlement balances	14,491	98	344	21	68	1,567	—	—	16,589
Derivatives	240,114	23,333	11,299	2,352	304	—	—	—	277,402
Other financial instruments	669	—	—	—	143	65	—	—	877
	1,011,833	218,990	240,480	88,943	73,268	14,868	10,367	(6,456)	1,652,293

Commitments	131,750	89,682	74,126	25,320	17,301	—	—	—	338,179
Contingent liabilities	26,120	16,314	11,740	4,032	3,714	—	—	—	61,920
Total off-balance sheet	157,870	105,996	85,866	29,352	21,015	—	—	—	400,099
Notes:

(1)
Credit risk assets as reported internally to senior management exclude certain exposures and take account of netting agreements including master netting arrangements that provide a right of legal set off but do not meet the criteria for offset in IFRS. The analysis of credit risk assets on page 68 uses the same risk bands as above and is a sub-set of the full analysis given above.

(2)	Excluding items in the course of collection of £2,888 million (2007 – £3,095 million).

The following loans and advances to customers were past due at the balance sheet date but not considered impaired:

	Past due 1-29 days £m	Past due 30-59 days £m	Past due 60-89 days £m	Past due 90 days or more £m	Total £m
2008	9,517	2,941	1,427	1,782	15,667
2007	8,768	2,745	1,354	369	13,236

These balances include loans and advances to customers that are past due through administrative and other delays in recording payments or in finalising documentation and other events unrelated to credit quality.

Business review continued

Industry risk – geographical analysis (audited)
The following table analyses financial assets by location of office and by industry type.

	Group
2008	Loans and advances to banks and customers £m	Debt securities and equity shares £m	Derivatives £m	Other (1) £m	Total £m	Netting and offset (2) £m
UK
Central and local government	6,106	36,466	5,798	14	48,384	1,987
Manufacturing	26,006	1,080	11,208	180	38,474	6,279
Construction	13,426	144	754	26	14,350	1,485
Finance	197,659	84,696	532,857	6,257	821,469	480,762
Service industries and business activities	88,420	10,154	13,278	1,471	113,323	7,624
Agriculture, forestry and fishing	3,118	93	34	15	3,260	87
Property	74,050	2,008	5,094	71	81,223	1,026
Individuals:
Home mortgages	80,967	—	14	—	80,981	52
Other	27,479	250	36	25	27,790	5
Finance leases and instalment credit	17,363	3	25	—	17,391	119
Interest accruals	4,323	774	—	—	5,097	—
Total UK	538,917	135,668	569,098	8,059	1,251,742	499,426
US
Central and local government	482	24,996	45	33	25,556	—
Manufacturing	13,298	102	1,809	128	15,337	217
Construction	885	63	122	6	1,076	—
Finance	30,433	37,346	355,502	5,754	429,035	323,910
Service industries and business activities	28,232	1,498	8,535	907	39,172	2,346
Agriculture, forestry and fishing	30	—	3	1	34	—
Property	6,579	5	97	—	6,681	—
Individuals:
Home mortgages	34,235	—	—	—	34,235	—
Other	14,368	—	—	—	14,368	—
Finance leases and instalment credit	3,066	—	—	—	3,066	—
Interest accruals	499	466	—	—	965	—
Total US	132,107	64,476	366,113	6,829	569,525	326,473
Europe
Central and local government	2,045	24,065	228	5	26,343	—
Manufacturing	29,348	776	371	—	30,495	2
Construction	5,838	1	91	—	5,930	—
Finance	35,989	34,533	8,174	3,621	82,317	61
Service industries and business activities	60,179	11,754	2,823	92	74,848	780
Agriculture, forestry and fishing	5,750	50	1	—	5,801	—
Property	23,072	19	299	—	23,390	—
Individuals:
Home mortgages	118,549	50	4	—	118,603	—
Other	9,024	29	218		9,271	—
Finance leases and instalment credit	1,815	15	—	—	1,830	—
Interest accruals	1,889	1	—	—	1,890	—
Total Europe	293,498	71,293	12,209	3,718	380,718	843
Rest of the World
Central and local government	7,079	16,766	311	145	24,301	—
Manufacturing	6,837	178	772	—	7,787	—
Construction	758	6	17	—	781	3
Finance	21,469	4,267	42,621	407	68,764	31,695
Service industries and business activities	13,706	949	1,297	—	15,952	108
Agriculture, forestry and fishing	157	1	7	—	165	—
Property	2,932	480	96	—	3,508	41
Individuals:
Home mortgages	847	—	—	—	847	—
Other	5,089	—	18	—	5,107	79
Finance leases and instalment credit	111	5	—	—	116	—
Interest accruals	428	—	—	—	428	—
Total Rest of the World	59,413	22,652	45,139	552	127,756	31,926

Business review continued

	Group
2008	Loans and advances to banks and customers £m	Debt securities and equity shares £m	Derivatives £m	Other (1) £m	Total £m	Netting and offset (2) £m
Total
Central and local government	15,712	102,293	6,382	197	124,584	1,987
Manufacturing	75,489	2,136	14,160	308	92,093	6,498
Construction	20,907	214	984	32	22,137	1,488
Finance	285,550	160,842	939,154	16,039	1,401,585	836,428
Service industries and business activities	190,537	24,355	25,933	2,470	243,295	10,858
Agriculture, forestry and fishing	9,055	144	45	16	9,260	87
Property	106,633	2,512	5,586	71	114,802	1,067
Individuals:
Home mortgages	234,598	50	18	—	234,666	52
Other	55,960	279	272	25	56,536	84
Finance leases and instalment credit	22,355	23	25	—	22,403	119
Interest accruals	7,139	1,241	—	—	8,380	—
	1,023,935	294,089	992,559	19,158	2,329,741	858,668

Notes:

(1)	Includes settlement balances of £17,832 million.

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

	Group
2007	Loans and advances to banks and customers £m	Debt securities and equity shares £m	Derivatives £m	Other (1) £m	Total £m	Netting and offset (2) £m
UK
Central and local government	4,728	30,285	3,912	—	38,925	1,531
Manufacturing	21,083	2,751	4,800	—	28,634	4,032
Construction	12,363	456	741	—	13,560	1,684
Finance	294,682	106,201	239,858	12,716	653,457	186,420
Service industries and business activities	74,399	16,801	4,412	—	95,612	6,687
Agriculture, forestry and fishing	2,570	66	58	—	2,694	104
Property	63,715	640	969	7	65,331	2,033
Individuals:
Home mortgages	73,916	1,795	5	—	75,716	—
Other	28,747	1,140	15	23	29,925	7
Finance leases and instalment credit	15,632	131	27	—	15,790	5
Interest accruals	3,512	1,607	—	—	5,119	—
Total UK	595,347	161,873	254,797	12,746	1,024,763	202,503
US
Central and local government	386	23,506	10	212	24,114	—
Manufacturing	7,399	608	111	—	8,118	13
Construction	793	96	—	—	889	—
Finance	69,867	39,049	9,354	3,095	121,365	23,026
Service industries and business activities	16,474	2,190	233	1	18,898	18
Agriculture, forestry and fishing	20	4	—	—	24	—
Property	6,456	4,089	—	—	10,545	—
Individuals:
Home mortgages	27,882	—	—	—	27,882	—
Other	10,879	—	—	—	10,879	—
Finance leases and instalment credit	2,228	—	—	—	2,228	—
Interest accruals	1,421	379	—	—	1,800	2
Total US	143,805	69,921	9,708	3,308	226,742	23,059

Business review continued

Industry risk – geographical analysis (continued)

	Group
2007	Loans and advances to banks and customers £m	Debt securities and equity shares £m	Derivatives £m	Other(1) £m	Total £m	Netting and offset (2) £m
Europe
Central and local government	2,371	30,593	132	—	33,096	9
Manufacturing	15,159	13	361	—	15,533	214
Construction	4,779	—	13	—	4,792	—
Finance	40,481	42,418	6,285	157	89,341	84,200
Service industries and business activities	46,500	540	481	—	47,521	24,648
Agriculture, forestry and fishing	4,650	2	42	—	4,694	—
Property	15,768	67	8	—	15,843	—
Individuals:
Home mortgages	81,557	18	—	—	81,575	—
Other	16,292	3,292	—	—	19,584	—
Finance leases and instalment credit	1,620	—	—	—	1,620	—
Interest accruals	2,872	1,101	—	—	3,973	—
Total Europe	232,049	78,044	7,322	157	317,572	109,071
Rest of the World
Central and local government	2,592	18,821	94	—	21,507	—
Manufacturing	8,078	46	738	—	8,862	—
Construction	825	79	3	—	907	1
Finance	37,502	16,919	3,797	1,210	59,428	6,059
Service industries and business activities	14,449	1,825	661	—	16,935	103
Agriculture, forestry and fishing	1,941	—	—	—	1,941	—
Property	2,898	217	28	—	3,143	—
Individuals:
Home mortgages	1,740	—	—	—	1,740	—
Other	12,261	—	—	—	12,261	3
Finance leases and instalment credit	18	—	254	45	317	—
Interest accruals	945	11	—	—	956	—
Total Rest of the World	83,249	37,918	5,575	1,255	127,997	6,166
Total
Central and local government	10,077	103,205	4,148	212	117,642	1,540
Manufacturing	51,719	3,418	6,010	—	61,147	4,259
Construction	18,760	631	757	—	20,148	1,685
Finance	442,532	204,587	259,294	17,178	923,591	299,705
Service industries and business activities	151,822	21,356	5,787	1	178,966	31,456
Agriculture, forestry and fishing	9,181	72	100	—	9,353	104
Property	88,837	5,013	1,005	7	94,862	2,033
Individuals:
Home mortgages	185,095	1,813	5	—	186,913	—
Other	68,179	4,432	15	23	72,649	10
Finance leases and instalment credit	19,498	131	281	45	19,955	5
Interest accruals	8,750	3,098	—	—	11,848	2
	1,054,450	347,756	277,402	17,466	1,697,074	340,799

Notes:

(1)	Incudes settlement balances of £16,589 million.

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

Business review continued

Impairment (audited)
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

The analyses of risk elements and impairment charges as discussed below form a key part of the data provided to senior management on the credit performance of the Group’s portfolios.

Risk elements in lending and potential problem loans (audited)

			2008						2007
Division	REIL £m	PPL £m	REIL and PPL £m	Total provision £m	Total provision as % of REIL %	Total provision as % of REIL & PPL %	REIL £m	PPL £m	REIL and PPL £m	Total provision £m	Total provision as % of REIL %	Total provision as % of REIL & PPL %
Global Markets
– Global Banking & Markets	6,192	18	6,210	3,491	56%	56%	952	67	1,019	586	62%	58%
– Global Transaction Services	284	—	284	245	86%	86%	336	—	336	170	51%	51%
Total Global Markets	6,476	18	6,494	3,736	58%	58%	1,288	67	1,355	756	59%	56%
Regional Markets
– UK Retail & Commercial Banking	7,900	200	8,100	3,709	47%	46%	5,535	63	5,598	3,281	59%	59%
– US Retail & Commercial Banking	770	—	770	932	121%	121%	317	—	317	304	96%	96%
– Europe & Middle East Retail & Commercial Banking	3,341	8	3,349	822	25%	25%	725	1	726	418	58%	58%
– Asia Retail & Commercial Banking	304	—	304	252	83%	83%	386	—	386	183	47%	47%
Total Regional Markets	12,315	208	12,523	5,715	46%	46%	6,963	64	7,027	4,186	60%	60%
Other	—	—	—	—	—	—	—	—	—	14	—	—
RBS share of shared assets	—	—	—	—	—	—	—	—	—	16	—	—
RFS Holdings minority interest	2,470	—	2,470	1,565	63%	63%	2,480	540	3,020	1,480	60%	49%
Group	21,261	226	21,487	11,016	52%	51%	10,731	671	11,402	6,452	60%	57%

Business review continued

The table below sets out the Group’s loans that are classified as REIL and PPL.

	2008	2007
	Group £m	Group £m
Non-accrual loans (1)	19,479	10,362
Accrual loans past due 90 days (2)	1,782	369
Total REIL	21,261	10,731
PPL (3)	226	671
Total REIL and PPL	21,487	11,402
REIL and PPL as % of customer loans and advances – gross (4)	2.52%	1.64%

The sub-categories of REIL and PPL are calculated as described in notes 1 to 4 below.

Notes:

(1)	All loans against which an impairment provision is held are reported in the non-accrual category.

(2)	Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.

(3)
Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for fully collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

(4)	Gross of provisions and excluding reverse repurchase agreements.

REIL as at 31 December 2008 was £21,261 million (2007 – £10,731 million). As a percentage of customer lending, REIL and PPL in aggregate was 2.52% of customer loans and advances at 31 December 2008 (2007 – 1.64%).

Impairment loss provision methodology (audited)
Provisions for impairment losses are assessed under three categories:

●
Individually assessed provisions: provisions required for individually significant impaired assets which are assessed on a case by case basis, taking into account the financial condition of the counterparty and any guarantor and collateral held after being stressed for downside risk. This incorporates an estimate of the discounted value of any recoveries and realisation of security or collateral. The asset continues to be assessed on an individual basis until it is repaid in full, transferred to the performing portfolio or written-off.

●
Collectively assessed provisions: provisions on impaired credits below an agreed threshold which are assessed on a portfolio basis, to reflect the homogeneous nature of the assets, such as credit cards or personal loans. The provision is determined from a quantitative review of the relevant portfolio, taking account of the level of arrears, security and average loss experience over the recovery period.

●
Latent loss provisions: provisions held against the estimated impairment in the performing portfolio which have yet to be identified as at the balance sheet date. To assess the latent loss within the portfolios, the Group has developed methodologies to estimate the time that an asset can remain impaired within a performing portfolio before it is identified and reported as such.

Provision analysis (audited)
The Group’s consumer portfolios, which consist of high volume, small value credits, have highly efficient largely automated processes for identifying problem credits and very short timescales, typically three months, before resolution or adoption of various recovery methods. Corporate portfolios consist of higher value, lower volume credits, which tend to be structured to meet individual customer requirements. Provisions are assessed on a case by case basis by experienced specialists with input from professional valuers and accountants. The Group operates a clear provisions governance framework which sets thresholds whereby suitable oversight and challenge is undertaken and significant cases will be presented to a committee chaired by the Group Chief Executive or the Group Finance Director.

Business review continued

Impairment charge (audited)
The following table shows total impairment losses charged to the income statement.

	2008 £m	2007 £m
New impairment losses	8,391	2,310
less: recoveries of amounts previously written-off	(319)	(342)
Charge to income statement	8,072	1,968
Comprising:
Loan impairment losses	7,091	1,946
Impairment losses on available-for-sale securities	981	22
Charge to income statement	8,072	1,968
Impairment losses by division:
Global Markets
– Global Banking & Markets	3,643	67
– Global Transaction Services	60	14
Regional Markets
– UK Retail & Commercial Banking	1,964	1,368
– US Retail & Commercial Banking	1,041	340
– Europe & Middle East Retail & Commercial Banking	526	118
– Asia Retail & Commercial Banking	171	24
RBS Insurance	42	—
Other	(15)	(1)
RFS Holdings minority interest	640	38
Group	8,072	1,968

Analysis of loan impairment charge (audited)

	2008 £m	2007 £m
Latent loss impairment charge	822	88
Collectively assessed impairment charge	2,606	1,584
Individually assessed impairment charge (1)	3,545	274
Charge to income statement	6,973	1,946
Charge as a % of customer loans and advances – gross (2)	0.82%	0.28%

Notes:

(1)   Excludes loan impairment charge against loans and advances to banks of £118 million (2007 – nil).

(2)   Gross of provisions and excluding reverse repurchase agreements.

Analysis of loan impairment provisions (audited)

	2008 £m	2007 £m
Latent loss provisions	1,944	1,050
Collectively assessed provisions	4,102	3,845
Individually assessed provisions	4,843	1,554
Total provisions (1)	10,889	6,449
Total provision as a % of customer loans and advances – gross (2)	1.3%	0.9%

Notes:

(1)   Excludes provisions against loans and advances to banks of £127 million (2007 – £3 million).

(2)   Gross of provisions and excluding reverse repurchase agreements.

Business review continued

Provisions coverage (audited)
The Group’s provision coverage ratios are shown in the table below.

	2008	2007
	£m	£m
Total provision expressed as a:
% of REIL	52%	60%
% of REIL and PPL	51%	57%

The coverage ratio of closing provisions to REIL and PPL decreased from 57% to 51% during 2008. The lower coverage ratio reflects amounts written-off and the changing mix from unsecured to secured exposures.

Movement in loan impairment provisions (audited)
The following table shows the movement in the provision for impairment losses for loans and advances.

	Individually assessed £m	Collectively assessed £m	Latent £m	Total 2008 £m	2007 £m
At 1 January	1,568	3,834	1,050	6,452	3,935
Transfer to disposal groups	(222)	(351)	(194)	(767)	—
Currency translation and other adjustments	1,065	81	295	1,441	137
Acquisition of subsidiaries	—	—	—	—	2,221
Disposal of subsidiaries	—	(149)	(29)	(178)	—
Net increase in provisions of discontinued operations	—	—	—	—	46
Amounts written-off	(1,165)	(1,983)	—	(3,148)	(2,011)
Recoveries of amounts previously written-off	113	206	—	319	342
Charged to the income statement	3,663	2,606	822	7,091	1,946
Unwind of discount	(52)	(142)	—	(194)	(164)
At 31 December (1)	4,970	4,102	1,944	11,016	6,452

Note:

(1)	The provison for impairment losses at 31 December 2008 include £127 million relating to loans and advances to banks (2007 – £3 million).

Movement in loan impairment provisions (audited)
The movement in provisions balance by division is shown in the table below.

	Global Banking & Markets £m	Global Transaction Services £m	UK Retail & Commercial Banking £m	US Retail & Commercial Banking £m	Europe & Middle East Retail & Commercial Banking £m	Asia Retail & Commercial Banking £m	Central Items £m	RBS Share of Shared Assets £m	RFS Holdings minority interest £m	Total 2008 £m	2007 £m
At 1 January	586	170	3,281	304	418	183	14	16	1,480	6,452	3,935
Transfers to disposal groups	—	—	—	—	—	—	—	—	(767)	(767)	—
Currency translation and other adjustments	496	52	12	219	147	57	—	—	458	1,441	137
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	2,221
Disposal of subsidiaries	—	—	(108)	—	(70)	—	—	—	—	(178)	—
Net increase in provisions of discontinued operations	—	—	—	—	—	—	—	—	—	—	46
Amounts written-off	(307)	(34)	(1,414)	(710)	(174)	(153)	(64)	(16)	(276)	(3,148)	(2,011)
Recoveries of amounts previously written-off	10	1	113	80	7	—	50	—	58	319	342
Charge to income statement	2,718	59	1,965	1,039	526	171	—	—	613	7,091	1,946
Discount unwind	(12)	(3)	(140)	—	(32)	(6)	—	—	(1)	(194)	(164)
At 31 December	3,491	245	3,709	932	822	252	—	—	1,565	11,016	6,452

Business review continued

Liquidity risk (audited)
The Group’s liquidity policy is designed to ensure that the Group can at all times meet its obligations as they fall due.

Liquidity management within the Group addresses the overall balance sheet structure and the control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from exposure to undrawn commitments and other contingent obligations.

The management of liquidity risk within the Group is undertaken within a formal governance structure. The Group Board of Directors oversees the liquidity risk appetite and strategy of the Group; the Group Executive Management Committee reviews the key liquidity metrics and trends in the context of the Group’s overall risk profile; the Group Asset and Liability Management Committee (GALCO), chaired by the Group Finance Director and including the chief executives of the business divisions as well as the Group Treasurer, Group Chief Risk Officer and heads of other relevant Group functions, sets explicit metrics across a number of asset and liability targets and these are cascaded to the business and monitored by the Group Treasury and risk functions.

Group Treasury has overall responsibility for the daily monitoring and control of the Group’s liquidity and funding positions. The Liquidity Managers’ Forum is chaired and directed by the Group Treasurer with membership including the Head of Short Term Markets and Financing, GBM. The forum typically meets weekly with more frequent, ad hoc, meetings as necessary. There are Regional and Country ALCOs that oversee Group policy in businesses in Europe, Asia and the Americas. The Group is divided into Liquidity Reporting Units each of which is required to have its own liquidity limits and contingency funding plan. In addition, all subsidiaries and branches outside the UK are required to comply with local regulatory liquidity requirements and are subject to Group Treasury oversight.

Management of term structure
The Group evaluates on a regular basis its structural liquidity risk and applies a variety of balance sheet management and term funding strategies to maintain this risk within its normal policy parameters. The degree of maturity mismatch within the overall long-term structure of the Group’s assets and liabilities is managed within internal policy guidelines, aimed at ensuring term asset commitments may be funded on an economic basis over their life. In managing its overall term structure, the Group analyses and takes into account the effect of retail and corporate customer behaviour on actual asset and liability maturities where they differ materially from the underlying contractual maturities.

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

Potential sources include cash inflows from maturing assets, new borrowings or the sale of various debt securities held (after allowing for appropriate haircuts). Short-term liquidity risk is generally managed on a consolidated basis with liquidity mismatch limits in place for subsidiaries and non-UK branches which have material local treasury activities, thereby assuring that the daily maintenance of the Group’s overall liquidity risk position is not compromised. ABN AMRO, Citizens Financial Group and RBS Insurance manage liquidity locally, given different regulatory regimes, subject to review by Group Treasury. As integration of ABN AMRO’s businesses within the Group proceeds, the liquidity risk policies, parameters and metrics used will be progressively aligned within a single framework.

Stress testing
The Group performs stress tests to simulate how events may impact its funding and liquidity capabilities. Such tests inform the overall balance sheet structure and help define suitable limits for control of the risk arising from the mismatch of maturities across the balance sheet and from undrawn commitments and other contingent obligations. The form and content of stress tests are updated where required as market conditions evolve.

Contingency planning
Contingency funding plans have been developed to anticipate and respond to approaching or actual material deterioration in market conditions. The Group reviews its contingency plans in the light of evolving market conditions. The contingency funding plan covers: the available sources of contingent funding to supplement cash flow shortages; the lead times to obtain such funding; the roles and responsibilities of those involved in the contingency plans, including the communication lines for escalation of events which give rise to liquidity stress; assumptions, including the expected change impact of market conditions; and the ability and circumstances within which the Group accesses central bank liquidity.

Global developments (unaudited)
The global financial system has experienced its greatest crisis in the post war period and the dislocation became most acute in the second half of 2008. This loss of confidence in the world’s banking system led to massive dislocation in the capital markets and resulted in the effective closure of the term debt and securitisation markets and money markets. Government intervention in, and support for, the international financial system has increased to unprecedented levels taking the form of capital injections, guaranteed funding, asset insurance schemes and expanded facilities from a number of central banks:

●
In September 2007, the Bank of England announced that to alleviate strains in longer-maturity money markets, it would conduct auctions to provide funds at three month maturity against a wider range of collateral, including mortgage collateral, than in its weekly open market operations.

Business review continued

●
In April 2008, the Bank of England launched a special liquidity scheme allowing banks to swap temporarily illiquid mortgage and other assets for Treasury Bills. The scheme closed to new issuances on 30 January 2009. However, it will provide liquidity support for a further three years.

●
In September 2008, the major central banks announced coordinated action to improve US$ liquidity. As part of this action, the Bank of England and ECB commenced US dollar repo operations. Eligible collateral consists of securities routinely eligible in the Bank of England’s and ECB’s short-term repo open market operations together with conventional US Treasuries. The Bank of England concluded a reciprocal swap agreement (swap line) with the US Federal Reserve. On 3 February 2009, the Bank of England announced the extension of this facility until 30 October 2009.

●	In October 2008, the pool of eligible collateral securities for its open market operations was extended to include bank debt guaranteed under the Government’s bank debt guarantee scheme.

●
In October 2008, the Government announced a credit guarantee scheme. It will guarantee new unsecured borrowing in return for a fee. Initially the guarantee period ended on 9 April 2009 but on 19 January 2009 the Government announced an extension to 31 December 2009. It also announced new arrangements, expected to start in April 2009, to guarantee asset-backed securities issued by banks.

●
In October 2008 the European Central Bank expanded its list of eligible collateral to include marketable debt instruments denominated in non-euro currencies (and issued in the euro area) among others. This is to remain in force until the end of 2009. Enhancements were also made to the provision of longer-term refinancing operations including conducting them through a fixed rate tender procedure with full allotment. This is to stay in place for as long as needed and at least until 31 March 2009.

●
On 27 October 2008 the Federal Reserve Bank commenced the Commercial Paper Funding Facility to provide a liquidity backstop to issuers of commercial paper. A special purpose vehicle (SPV) funded by the Federal Reserve Bank of New York will purchase eligible three- month unsecured and asset-backed commercial paper from eligible issuers. In February 2009 the FED announced an extension to this facility until 30 October 2009.

●	In October 2008 the UK Government announced recapitalisation plans for a number of UK banks including RBS.

●	In January 2009, it was announced that the Bank of England will permit drawings from the discount window facility with a term of 364 days, in addition to the standard option to draw for 30 days.

●
In January 2009, the Government announced that the Bank of England had been authorised to purchase up to £50 billion of high-quality private sector assets under an asset purchase facility. The following sterling assets are initially eligible for purchase: commercial paper, corporate bonds, paper issued under the Credit Guarantee Scheme (CGS), syndicated loans and asset-backed securities created in viable securitisation structures.

●
In January 2009, the Government announced an asset protection scheme. The Government will insure, for a commercial fee, certain bank assets against losses. It is anticipated that the scheme will commence in April 2009. The UK banks, including the Group, have been in discussions with the Tripartite Authorities about the scheme’s terms.

●	In January 2009, the FSA has announced that it will ensure that the application of the current International Basel Accord does not create any unnecessary or unintended pro-cyclical effects.

●
On 3 February 2009 the Federal Reserve Bank announced an extension to a number of its liquidity facilities until 30 October 2009. These included the Term Securities Lending Facility (TSLF), originally announced in March 2008. Under the TSLF, the Federal Reserve Bank of New York auctions 28-day term loans of Treasury securities to primary dealers in exchange for other program eligible collateral.

Liquidity management in 2008 (audited)
The exposure of the Group to wholesale market funding increased markedly in 2008 following the acquisition of the wholesale banking business of ABN AMRO in the latter half of 2007. The amount of unsecured wholesale funding represented by bank funding and debt securities increased from £154 billion in June 2007 to £362 billion in December 2007. The gap between customer loans and customer deposits increased over this period from £86 billion to £121 billion.

The market disruption during 2008 had a marked effect on the Group’s liquidity and funding which was at its most acute in the autumn of 2008 following the collapse of Lehman Brothers. During that period, the Group’s credit ratings were downgraded constraining both access to and tenor of wholesale funding and there was an outflow of customer deposits. The effective closure of the term funding markets and sharp reduction in the quantity and maturity of short term bank funding had profound consequences for the Group.

Whilst the Group’s customer funding sources remain well diversified and its retail franchise proved resilient, the availability of longer term funding diminished. The Group therefore increased its shorter term wholesale funding exposure, increased its access to central bank funding and issued government guaranteed debt to fund the balance sheet. The government schemes have enabled the mitigation of the financial crisis as the Group rebalances its asset and liability structure.

Business review continued

An analysis of the Group’s funding is set out below.

	2008		2007
Sources of funding	£m	%	£m	%
Customer accounts (excluding repos)
Repayable on demand	327,547	24	346,074	24
Time deposits	253,822	19	201,373	14
Total customer accounts (excluding repos)	581,369	43	547,447	38
Debt securities in issue over one year remaining maturity	125,782	9	118,152	8
Subordinated liabilities	49,154	4	38,043	3
Owners’ equity	58,879	4	53,038	4
Total customer accounts and long term funds	815,184	60	756,680	53
Repo agreements with customers	58,143	5	134,916	10
Repo agreements with banks	83,666	6	163,038	11
Total customer accounts, long term funds and collateralised borrowing	956,993	71	1,054,634	74
Debt securities in issue up to one year remaining maturity	174,507	13	156,020	11
Deposits by banks (excluding repos)	174,378	13	149,256	10
Short positions	42,536	3	73,501	5
Total	1,348,414	100	1,433,411	100

Customer accounts – the principal source of funds for the Group is its core customer deposits gathered by its retail banking, private client, corporate and SME franchises. The underlying strength of the franchise is demonstrated by the performance of the Group in these markets as customer deposits increased from £547 billion in December 2007 to £581 billion at the end of December 2008. There was a fluctuation in balances at the height of the market disruption in October 2008 but this was recovered by the year end. The Group’s multi-brand offering and strong client focus is a key part of the funding strategy and continues to benefit the Group’s funding position.

Repo agreements are borrowings collateralised by a range of debt securities and other assets undertaken with a range of corporate and institutional customers and banks. These reduced significantly in the course of 2008 as the Group took strategic actions and wholesale markets retrenched.

Short positions in various securities are held primarily by GBM including RBS Greenwich Capital in the US.

Debt securities in issue over one year, subordinated liabilities and equity – during 2008, the debt markets saw reduced activity, in both the term and the securitisation markets; as a result the maturity profile of the Group’s wholesale funding has become shorter in duration over the course of the year. This was partly offset by issues of government guaranteed debt in the latter part of 2008. The maturity profile of debt securities is predominantly concentrated under one year and this is a source of refinancing risk in the coming twelve months.

The Group raised £27 billion of equity capital during the course of 2008 from a rights issue of £12 billion in June 2008 and a placing and open offer in December 2008 which provided a further £15 billion of equity capital. In December 2008 a further £5 billion was raised from a preference share issue which was repaid from the proceeds of the Second Placing and Open Offer in April 2009.

Short term debt and bank deposits – the Group saw considerable pressure and risk aversion in the short term debt and bank deposit markets. In order to relieve funding shortages in the market, central banks across the world allowed banks to pledge assets to access funding. The Group has used central bank schemes to support its funding and pledged assets into several of these schemes in a number of countries in which it operates. The Group has set up a series of initiatives to improve the liquidity value of its assets to assist in relieving funding pressures.

Undrawn commitments – the Group provides undrawn commitments to both its corporate and personal customers in the form of products such as overdrafts and credit card facilities. The commitments portfolio is well diversified in terms of customers, geography and business type. The total amount of the Group’s undrawn commitments at the end of 2008 was £352 billion.

Business review continued

Conduits – the Group’s most significant multi-seller conduits have thus far continued to fund the vast majority of their assets solely through ABCP issuance. There were significant disruptions to the liquidity of the financial markets during the year following the bankruptcy filing of Lehman Brothers in September 2008 and this required a small amount of the assets held in certain conduits to be funded by the Group rather than through ABCP issuance. By the end of 2008 there had been an improvement in market conditions, supported by central bank initiatives, which enabled normal ABCP funding to replace this Group funding of the conduits.

The average maturity of ABCP issued by the Group’s conduits as at 31 December 2008 was 72.1 days (2007– 60.9 days).

The total assets held by the Group’s sponsored conduits are £49.9 billion (2007– £48.1 billion). Since these liquidity facilities are sanctioned on the basis of total conduit purchase commitments, the liquidity facility commitments will exceed the level of assets held, with the difference representing undrawn commitments.

The Group values the funding flexibility and liquidity provided by the ABCP market to fund client and Group-originated assets. Whilst there are plans to decrease the multi-seller conduit business in line with the Group’s balance sheet, the Group is reviewing the potential for new own-asset conduit structures to add funding diversity.

Outlook for 2009 (unaudited)
The market outlook for 2009 remains uncertain with the prospect of recession on a global scale. The wholesale funding markets remain difficult with a high degree of risk aversion towards the banking market and no restoration of the unguaranteed debt capital markets for bank issuance yet visible. The continuation of these conditions means that the use of central bank and other government facilities are likely to be required for some time. Other deposit initiatives have commenced to widen wholesale and other retail deposit gathering actions.

Group balance sheet (audited)
The following tables show the contractual undiscounted cash flows receivable and payable up to a period of twenty years including future receipts and payments of interest.

On balance sheet assets by contractual maturity

	Group
2008	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Cash and balances at central banks	12,333	25	—	—	2	29
Loans and advances to banks	61,630	19,369	2,673	921	111	70
Loans and advances to customers	195,553	81,054	138,378	125,621	160,271	152,084
Debt securities	26,006	12,895	24,629	23,927	57,846	24,535
Derivatives held for hedging	266	1,796	2,281	1,359	1,517	649
Settlement balances	17,830	—	—	—	2	—
Other financial assets	621	193	58	111	343	—
	314,239	115,332	168,019	151,939	220,092	177,367

On balance sheet liabilities by contractual maturity

	Group
2008	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Deposits by banks	154,614	14,347	3,345	2,754	2,048	34
Customer accounts	523,268	33,450	6,577	6,337	7,298	5,319
Debt securities in issue	131,714	48,652	40,067	38,223	38,667	5,626
Derivatives held for hedging	394	2,216	2,543	1,334	2,682	1,373
Subordinated liabilities	1,753	4,271	6,824	5,793	24,503	13,030
Settlement balances and other liabilities	13,351	5	12	6	10	6
	825,094	102,941	59,368	54,447	75,208	25,388

Business review continued

Other contractual cash obligations
The table below summarises the Group’s other contractual cash obligations by payment date.

	Group
2008	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Operating leases	146	433	976	751	1,448	1,851
Contractual obligations to purchase goods or services	237	892	486	208	303	1
	383	1,325	1,462	959	1,751	1,852

2007
Operating leases	90	268	655	569	1,060	1,958
Contractual obligations to purchase goods or services	441	1,007	748	199	5	2
	531	1,275	1,403	768	1,065	1,960

The Group’s undrawn formal facilities, credit lines and other commitments to lend were £352,398 million (2007 – £332,811 million). While the Group has given commitments to provide these funds, some facilities may be subject to certain conditions being met by the counterparty. The Group does not expect all facilities to be drawn, and some may lapse before drawdown.

The tables above show the timing of cash inflows and outflows to settle financial assets and liabilities. They have been prepared on the following basis:

Financial assets have been reflected in the time band of the latest date on which they could be repaid unless earlier repayment can be demanded by the reporting entity; financial liabilities are included at the earliest date on which the counterparty can require repayment regardless of whether or not such early repayment results in a penalty. If the repayment of a financial asset or liability is triggered by, or is subject to, specific criteria such as market price hurdles being reached, the asset is included in the latest date on which it can repay regardless of early repayment whereas the liability is included at the earliest possible date that the conditions could be fulfilled without considering the probability of the conditions being met. For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months period whatever the level of the index at the year end. The settlement date of debt securities in issue issued by certain securitisation vehicles consolidated by the Group depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date. As the repayment of assets and liabilities are linked, the repayment of assets in securitisations are shown on the earliest date that the asset can be prepaid as this is the basis used for liabilities.

Assets and liabilities with a contractual maturity of greater than 20 years – the principal amounts of financial assets and liabilities that are repayable after 20 years or where the counterparty has no right to repayment of the principal are excluded from the table as are interest payments after 20 years.

Held-for-trading assets and liabilities – held-for-trading assets and liabilities amounting to £1,226.8 billion (assets) and £1,146.7 billion (liabilities) (2007 – £678.6 billion assets, £478.6 billion liabilities) have been excluded from the table in view of their short term nature.

This contractual analysis highlights the maturity transformation of the balance sheet that is fundamental to the structure of banking. In practice, this is not a reflection of the actual behaviour of assets or liabilities. In particular the customer funding of the balance sheet exhibits much greater stability and maturity than the tables indicate. This is because the funding franchise of the Group is diversified across an extensive retail network.

Regulatory environment (audited)
The Group is subject to the FSA’s liquidity regime, whilst overseas subsidiaries and branches are subject to local regimes.

Sterling liquidity
The FSA requires the Group, on a consolidated basis, to maintain daily a minimum ratio of 100% between:

●	a stock of qualifying high quality liquid assets (primarily UK and EU government securities, treasury bills and cash held in branches); and

●
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

Given the developments in 2008 the FSA has published new proposals for liquidity management (CP08/22) to replace the current regulatory framework. The FSA is proposing a major overhaul of liquidity risk regulation that will include:

●	Improved systems and controls including governance standards, pricing, intra day systems and collateral management.

●	Individual liquid assessments that will include mandatory scenarios and an analysis of principal liquidity exposure factors.

●	Reporting standards improved both in scope and frequency by enhanced mismatch reporting.

Business review continued

Market risk (audited)
Market risk arises from changes in interest rates, foreign currency, credit spread, equity prices and risk related factors such as market volatilities. Market risk is actively managed and aligned with the Group’s risk appetite. Market conditions were difficult throughout 2008 with significant volatility and write-downs across markets and portfolios.

The Group manages market risk in the trading and non-trading (treasury) portfolios using the market risk management framework. The framework includes value-at-risk (VaR) limits, backtesting, stress testing, scenario analysis, position/sensitivity analysis and model validation.

The focus through 2008 has been on overhauling and reviewing the market risk limits for trading book activities, reflecting market performance and events.

Measurement (audited)
A number of techniques are used to calculate the Group’s exposure to market risk, including VaR, sensitivity analysis and stress testing.

VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group’s VaR assumes a time horizon of one trading day and a confidence level of 95%. The trading book market risk is calculated using VaR at a confidence level of 99% and a time horizon of ten trading days. From 2009, the Group is adopting 99% confidence limits, in line with industry practice.

The Group calculates VaR using historical simulation models but does not make any assumption about the nature or type of underlying loss distribution. The methodology uses the previous 500 trading days of market data and calculates both general market risk (i.e. the risk due to movement in general market benchmarks) and idiosyncratic market risk (i.e. the risk due to movements in the value of securities by reference to specific issuers). All VaR models have limitations, which include:

●
Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

●	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

●	VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

Traded portfolios (audited)
The primary focus of the Group’s trading activities is client facilitation. The Group also undertakes:

●	Market making – quoting firm bid (buy) and offer (sell) prices with the intention of profiting from the spread between the quotes.

●	Arbitrage – entering into offsetting positions in different but closely related markets in order to profit from market imperfections.

●	Proprietary activity – taking positions in financial instruments as principal in order to take advantage of anticipated market conditions.

Financial instruments held in the Group’s trading portfolios include, but are not limited to: debt securities, loans, deposits, equities, securities sale and repurchase agreements and derivative financial instruments (futures, forwards, swaps and options).

The Group participates in exchange traded and over the counter (OTC) derivatives markets. The Group buys and sells financial instruments that are traded or cleared on an exchange, including interest rate swaps, futures and options. Holders of exchange traded instruments provide margin daily with cash or other security at the exchange, to which the holders look for ultimate settlement. The Group also buys and sells financial instruments that are traded OTC, rather than on a recognised exchange. These instruments range from commoditised transactions in derivative markets, to trades where the specific terms are tailored to the requirements of the Group’s customers. In many cases, industry standard documentation is used, most commonly in the form of a master agreement, with individual transaction confirmations.

The Group calculates the VaR of trading portfolios at the close of business and positions may change substantially during the course of a trading day. Further controls are in place to limit the Group’s intra-day exposure, such as the calculation of the VaR for selected portfolios. The Group cannot guarantee that losses will not exceed the VaR amounts indicated due to the limitations and nature of VaR measurements.

Business review continued

Assets and liabilities in the trading book are measured at their fair value. Fair value is the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair values are determined following IAS 39 guidance which requires banks to use quoted market prices or valuation techniques (models) that make the maximum use of observable inputs. When marking to market using a model, the valuation methodologies are reviewed and approved either by the market risk function in the business or at Group level. Group Risk provides an independent evaluation of the model for transactions deemed by the Model Product Review Committee (MPRC) to be large, complex and/or innovative. Any profits or losses on the revaluation of positions are recognised in the daily profit and loss.

The VaR for the Group’s 2008 trading portfolios segregated by type of market risk exposure is shown below.

£ million (unaudited)

Note:

(1) The traded market risk VaR excludes super senior tranches of asset backed CDOs.

The average total VaR utilisation increased in 2008 compared with 2007 as a result of increased market volatility. This increase was offset by a reduction in trading book exposure throughout the period, due to a reduction in the size of the inventory held on the balance sheet as a result of sales, reclassification of assets to the non-trading book and write-downs. The average equity VaR increased in 2008 compared with 2007, due to the integration of ABN AMRO from 17 October 2007.

	2008				2007
	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m
Interest rate	20.7	26.3	36.5	12.1	12.5	15.0	21.8	7.6
Credit spread	37.2	40.4	51.2	26.0	18.8	41.9	45.2	12.6
Currency	4.5	8.7	10.5	1.2	2.6	3.0	6.9	1.1
Equity	12.3	9.4	19.9	6.0	5.4	14.0	22.0	1.4
Commodity	6.7	6.3	18.2	—	0.2	0.5	1.6	—
Diversification	—	(43.3)	—	—	—	(28.7)	—	—
Total	44.6	47.8	60.9	29.9	21.6	45.7	50.1	13.2

The 2008 data in the table above excludes exposures to super-senior tranches of asset backed CDOs, as VaR no longer produces an appropriate measure of risk for these exposures due to the illiquidity and opaqueness of the pricing of these instruments over an extended period. For these exposures, the maximum potential loss is equal to the aggregate net exposure, which was £1,398 million as at 31 December 2008. For more information, please refer to the discussion of Credit market and related exposures – Super senior CDOs on page 111 and Financial statements: Note 11, Financial instruments – Valuation – level 3 portfolios – collateralised debt obligations on pages 189 and 190.

RBS Sempra Commodities LLP, the commodities-marketing joint venture between RBS and Sempra Energy, was formed on 1 April 2008, and its trading risks were included in the disclosed VaR from that date.

Business review continued

Backtesting, stress testing and sensitivity analysis (audited)
The Group undertakes a programme of daily backtesting, which compares the actual profit or loss realised in trading activity to the VaR estimation. The results of the backtesting process are one of the methods by which the Group monitors the ongoing suitability of its VaR model.

A ‘Risks not in VaR’ framework has been developed to address those market risks not adequately captured by the market standard VaR methodology. Where risks are not included in the model various non-VaR controls (e.g. position monitoring, sensitivity limits, triggers or stress limits) are in place.

The Group undertakes daily stress testing to identify the potential losses in excess of VaR. Stress testing is used to calculate a range of trading book exposures which result from exceptional but plausible market events. Stress testing measures the impact of abnormal changes in market rates and prices on the fair value of the Group’s trading portfolios. GEMC approves the high-level market stress test limit for the Group. The Group calculates historical stress tests and hypothetical stress tests.

Historical stress tests calculate the loss that would be generated if the market movements that occurred during historical market events were repeated. Hypothetical stress tests calculate the loss that would be generated if a specific set of adverse market movements were to occur.

Stress testing is also undertaken at key trading strategy level, for those strategies where the associated market risks are not adequately captured by VaR. Stress test exposures are discussed with senior management and are reported to GRC, GEMC and the Board. Breaches in the Group’s market risk stress testing limits are monitored and reported.

In addition to VaR and stress testing, the Group calculates a wide range of sensitivity and position risk measures, for example interest rate ladders or option revaluation matrices. These measures provide valuable additional controls, often at individual desk or strategy level.

Model validation governance (audited)
Pricing models are developed and owned by the front office. Where pricing models are used as the basis of books and records valuations, they are all subject to independent review and sign-off. Models are assessed by MPRC as having either immaterial or material model risk (valuation uncertainty arising from choice of modelling assumptions), the assessment being made on the basis of expert judgement. Those models assessed as having material model risk are prioritised for independent quantitative review. Independent quantitative review aims to quantify model risk by comparing model outputs against alternative independently developed models. The results of independent quantitative review are used by Market Risk to inform risk limits and by Finance to inform reserves. Governance over this process is provided by MPRC, a forum which brings together front office quants, market risk, finance and QuaRC (Quantitative Research Centre, Group Risk’s independent quantitative model review function). Risk (market risk, incremental default risk, counterparty credit risk) models are developed both within business units and by Group functions. Risk models are also subject to independent review and sign-off. Meetings are held with the FSA every quarter to discuss the traded market risk, including changes in models, management, back testing results, other risks not included in the VaR framework and other model performance statistics.

Risk control (audited)
All divisions that are exposed to market risk in the course of their business are required to comply with the requirements of the Group’s Market Risk Policy Standards (MRPS). The main risk management tools are delegated authorities, specifically hard limits and discussion triggers, independent model valuation, a robust and efficient risk system and timely and accurate management information.

Limits form part of the dealing authorities and constitute one of the cornerstones of the market risk management framework. Upon notification of a limit breach, the appropriate body must take one of the following actions:

●	Instructions can be given to reduce positions so as to bring the Group within the agreed limits.

●	A temporary increase in the limit (for instance, in order to allow orderly unwinding of positions) can be granted.

●	A permanent increase in the limit can be granted.

Non-traded portfolios (audited)
Risks in non-traded portfolios mainly arise in retail and commercial banking assets and liabilities and financial investments designated as available-for-sale and held-to-maturity.

Group Treasury is responsible for setting and monitoring the adequacy and effectiveness of management, using a framework that identifies, measures, monitors and controls the underlying risk. GALCO approves the Group’s non-traded market risk appetite, expressed as statistical and non-statistical risk limits, which are delegated to the businesses responsible.

Various banking regulators review non-trading market risk as part of their regulatory oversight. As home regulator, the FSA has responsibility for reviewing non-trading market risk at a Group consolidated level.

Business review continued

The Group is exposed to the following non-traded risks:

Interest Rate Risk in the Banking Book (IRRBB) represents exposures to instruments whose values vary with the level or volatility of interest rates. These instruments include, but are not limited to, loans, debt securities, equity shares, deposits, certificates of deposits, and other debt securities issued, loan capital and derivatives. Hedging instruments used to mitigate these risks include related derivatives such as options, futures, forwards and swaps. Interest rate risk arises from the Group’s non-trading activities in four principal forms:

●	Repricing risk – arises from differences in the repricing terms of the Group’s assets and liabilities.

●	Optionality – arises where a customer has an option to exit a deal early.

●	Basis risk – arises, for example, where one month LIBOR is used to fund base rate assets.

●	Yield curve risk – arises as a result of non-parallel changes in the yield curve.

From an economic perspective, it is the Group’s policy to minimise the sensitivity to changes in interest rates in its retail and commercial businesses and, where interest rate risk is retained, to ensure that appropriate resources, measures and limits are applied.

Non-trading interest rate risk is calculated in each business on the basis of establishing the repricing behaviour of each asset, liability and off-balance sheet product. For many retail and commercial products, the actual interest rate repricing characteristics differ from the contractual repricing. In most cases, the repricing maturity is determined by the market interest rate that most closely fits the historical behaviour of the product interest rate. For non-interest bearing current accounts, the repricing maturity is determined by the stability of the portfolio. The repricing maturities used are approved by Group Treasury and divisional asset and liability committees at least annually. Key conventions are reviewed annually by GALCO.

A static maturity gap report is produced as at the month-end for each business, in each functional currency based on the behavioural repricing for each product. It is Group policy to include in the gap report, non-financial assets and liabilities, mainly property, plant and equipment and the Group’s capital and reserves, spread over medium and longer term maturities. The report includes hedge transactions, principally derivatives.

Any residual non-trading interest rate exposures are controlled by limiting repricing mismatches in the individual business balance sheets. Potential exposures to interest rate movements in the medium to long-term are measured and controlled using a version of the same VaR methodology that is used for the Group’s trading portfolios. Net accrual income exposures are measured and controlled in terms of sensitivity over time to movements in interest rates.

Risk is managed within VaR limits approved by GALCO, through the execution of cash and derivative instruments (see Note 13 on the accounts, on page 199). Execution of the hedging is carried out by the relevant division through the Group’s treasury functions. The residual risk position is reported to divisional asset and liability committees, GALCO and the Board.

Foreign Exchange Risk in the Banking Book (FXRBB) represents exposures to changes in the values of current holdings and future cashflows denominated in other currencies. Hedging instruments used to mitigate these risks include foreign currency options, currency swaps, futures, forwards and deposits. Foreign exchange risk results from the Group’s investments in overseas subsidiaries, associates and branches in three principal forms:

(i)	Structural foreign currency exposures that arise from net investment in overseas subsidiaries, associates and branches;

(ii)	Transactional/commercial foreign currency exposures that arise from mismatches in the currency balance sheet; and

(iii)	Foreign currency profit streams.

Equity Risk in the Banking Book (ERBB) is defined as the potential variation in the Group’s non-trading income and reserves arising from changes in equity prices/income. This risk may crystallise during the course of normal business activities or in stressed market conditions. Equity positions in the Group’s banking book are retained to achieve strategic objectives, support venture capital transactions or in respect of restructuring arrangements. From an economic perspective, it is the Group’s policy to ensure that equity exposures in the banking book are identified, monitored and controlled, with the aim of maximising their potential strategic or business value.

The commercial decision to invest in equity holdings is taken by GEMC, GCC or an appropriate sub-committee within delegated authority. Investments of a strategic nature are referred to GEMC for approval; those involving the purchase or sale by the Group or subsidiary companies also require Board approval, after consideration by GEMC.

Treasury (audited)
The Group’s treasury activities include its money market business and the management of internal funds flow within the Group’s businesses. In addition, this includes GBM trading portfolio assets that have been reclassified to available-for-sale. Money market portfolios include cash instruments (principally debt securities, loans and deposits) and related hedging derivatives. VaR for the Group’s treasury portfolios, which relates mainly to interest rate risk including credit spreads, was £52.0 million at 31 December 2008 (2007 – £5.5 million). During the year the maximum VaR was £52.0 million (2007 – £6.4 million), the minimum £4.8 million (2007 – £1.3 million) and the average £8.3 million (2007 – £3.7 million).

Business review continued

Non-trading interest rate VaR (audited)
Non-trading interest rate VaR for the Group’s treasury and retail and commercial banking activities was £70.6 million at 31 December 2008 (2007 – £42.9 million) with the major exposure being to changes in longer term US dollar interest rates. During 2008, the maximum VaR was £117.6 million (2007 – £53.6 million), the minimum was £53.9 million (2007 – £32.9 million) and the average was £75.1 million (2007 – £43.2 million).

A breakdown of the Group’s non-trading VaR on a statutory basis by currency is shown below.

	2008 £m	2007 £m
EUR	19.0	4.5
GBP	18.3	7.3
USD	64.8	52.8
Other	4.5	2.6

Citizens Financial Group (CFG) was the main contributor to overall non- trading interest rate VaR. CFG manages non-trading interest rate risk with the objective of minimising accrual accounted earnings volatility. To do so it uses a variety of income simulation and valuation risk measures that more effectively capture the risk to earnings due to mortgage prepayment and competitive deposit pricing behaviour than a VaR-based methodology would. This balance sheet management approach is common for US retail banks. Interest rate risk in the banking book is managed by a professional treasury function which optimises the yield, whilst staying within approved limits on interest rate risk, liquidity and capitalisation.

Mortgages, home equity loans and mortgage-backed securities (MBS) comprise a large portion of CFG’s assets. In the US, mortgage and home equity customers may prepay loans without penalty. However, under the requirements of FAS 133, the risk that they may do so cannot be hedged in a cost effective manner and must be born by the lender. Prepayment risk is a primary component of interest rate risk in the banking book at CFG.

	2008		2007
	Principal(1) US$m	Carrying amount US$m	Principal(1) US$m	Carrying amount US$m
Total MBS and mortgages	63,542	63,165	69,948	69,672
MBS – total
– high grade (AA or AAA rated)	26,268	25,893	26,848	26,572
– rated C to A	602	600	—	—
MBS – commercial
– high grade (AA or AAA rated)	2,253	2,089	2,205	2,211
MBS – retail
– high grade (AA or AAA rated)	24,015	23,804	24,643	24,631
– rated C to A	602	600	—	—
Residential Mortgage and Home Equity Loans (non-securitised, fixed rate and ARM, prepayable)	36,672	36,672	43,100	43,100

Note:

(1)   The principal on MBS is the redemption amount on maturity or, in the case of an amortising instrument, the sum of future redemption amounts through the residual life of the security.

Business review continued

In addition to VaR, the following measures are reported to CFG ALCO, Group Treasury, GALCO and the Board:

●	The sensitivity of net accrual earnings to a variety of parallel and non-parallel movements in interest rates.

●
Economic value of equity (EVE) sensitivity to a series of parallel movements in interest rates. EVE is only used within CFG and to meet the FSA prescribed standard shock test of +/- 200bp parallel shock.

	Percent increase/ decrease in CFG EVE(1)
(unaudited)	2% parallel upward movement in US interest rates	2% parallel downward movement in US interest rates (No negative rates allowed)
Period end	(0.7)	(19.0)
Maximum	(18.2)	(20.8)
Minimum	(0.7)	(4.4)
Average	(12.2)	(12.6)

Note:

(1) Economic value of equity is the net present value of assets and liabilities calculated by discounting expected cash flows of each instrument over its expected life. Risk to EVE is quantified by calculating the impact of interest rate changes on the net present value of equity and is expressed as a percentage of CFG regulatory capital.

Sensitivity of net interest income (unaudited)
There have been no material changes to the Group’s measurement and management of the sensitivity of net interest income to movement in interest rates.

The Group aims, through its management of market risk in non-trading portfolios, to mitigate the effect of prospective interest movements which could reduce future net interest income, whilst balancing the cost of such hedging activities on the current net revenue stream.

The table below sets out the effect on future net interest income of a sustained +/-100bp parallel rise/fall in all yield curves.

Year 1 £m
+ 100bp shift in yield curves	138.9
– 100bp shift in yield curves	(234.1)

The interest rate sensitivities in the table above are illustrative only and are based on simplified scenarios.

The figures represent the effect on pro forma net interest income of movements of the yield curve based on the Group’s current non-trading interest rate risk profile. This effect however does not incorporate actions that would be taken by the business units to mitigate the effect of this interest rate risk. In reality the business units proactively seek to change the interest rate risk profile to minimise losses and optimise net revenues.

The projections also assume that interest rates of all maturities move by the same amount and therefore do not reflect the potential effect on net interest income of some rates changing whilst others remain the same.

The projections do not take into account the effect on net interest income of anticipated differences in changes between interest rates and interest rates linked to other bases (such as central bank rates or product rates for which the entity has discretion over the timing and extent of rate changes). The projections make other simplifying assumptions, including that all positions run to maturity and that there are no negative interest rates.

Business review continued

Currency risk (audited)
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

The tables below set out the Group’s structural foreign currency exposures:

2008	Net assets of overseas operations £m	Minority interests £m	Net investments in foreign operations £m	Net investment hedges £m	Structural foreign currency exposures £m
US dollar	17,480	(19)	17,499	(3,659)	13,840
Euro	26,943	15,431	11,512	(7,461)	4,051
Chinese RMB	3,928	1,898	2,030	(1,082)	948
Other non-sterling	5,088	621	4,467	(3,096)	1,371
	53,439	17,931	35,508	(15,298)	20,210

2007
US dollar	14,819	303	14,516	(2,541)	11,975
Euro	46,629	28,647	17,982	(8,818)	9,164
Chinese RMB	2,600	—	2,600	(1,939)	661
Brazilian real	3,755	3,755	—	—	—
Other non-sterling	3,905	519	3,386	(1,219)	2,167
	71,708	33,224	38,484	(14,517)	23,967

Retranslation gains and losses on the Group’s net investments in operations together with those on instruments hedging these investments are recognised directly in equity. Changes in foreign currency exchange rates will affect equity in proportion to the structural foreign currency exposure. A five percent strengthening in foreign currencies would result in a gain of £1,010 million (2007 – £1,200 million) recognised in equity, while a five per cent weakening in foreign currencies would result in a loss of £960 million (2007 - £1,140 million) recognised in equity. These movements in equity would offset retranslation effects on the Group's foreign currency denominated risk weighted assets, reducing the sensitivity of the Group's Tier 1 capital ratio to movements in foreign currency exchange rates.

Equity risk (audited)
Equity positions are measured at fair value. Fair value calculations are based on available market prices wherever possible. In the event that market prices are not available, fair value is based on appropriate valuation techniques or management estimates.

The types, nature and amounts of exchange-traded exposures, private equity exposures, and other exposures vary significantly. Such exposures may take the form of listed and unlisted equity shares, linked equity fund investments, private equity and venture capital investments, preference shares classified as equity and Federal Home Loan Stock.

The table below sets out the balance sheet value of equity exposures at December 2008.

	Listed £m	Unlisted £m	Total £m
Equity exposures*	4,267	3,018	7,285

* excludes equity exposures held-for-trading purposes and by insurance/assurance entities

Business review continued

Risk control (unaudited)
The prime risk control mechanism for non-traded market risk exposures is the completion of monthly IRRBB and quarterly FXRBB returns by the Group’s business units, collated as part of month-end reporting by Group Treasury to GALCO. In relation to equity risk, risk is mitigated by proper controls in relation to identification of risk prior to investing.

Financial control functions are required to confirm to Group Treasury that returns materially capture all balance sheet items and thus reconcile to core source systems.

Monthly returns by the Group’s business units, collated as part of month-end reporting by Group Treasury to GALCO, are used to build a Group IRRBB VaR position and to ensure businesses comply with materiality limits on a pre and post hedge basis for interest rates, as stipulated by Group Treasury.

For FXRBB, the Group policy states that any foreign currency exposure is managed to de minimis limits. Group Treasury monitors adherence to this policy via a quarterly return.

For both IRRBB and FXRBB information is included in regulatory and statutory returns.

Group Market Risk exercise independent oversight and governance of the interest rate and foreign exchange exposures managed in Group Treasury by granting market risk limits in addition to authorising Group Treasury to deal in specific instruments for the purpose of managing the Group's non-trading interest rate and foreign exchange exposures. All market risk methodologies that relate to limits specified under this delegated authority are applied under the direction of Group Market Risk.

Insurance risk (unaudited)
The Group is exposed to insurance risk directly through its general and life insurance businesses.

Insurance risk arises through fluctuations in the timing, frequency and/or severity of insured events, relative to the expectations at the time of underwriting. Insurance risk is managed in four distinct ways:

●
Underwriting and pricing risk management: is managed through the use of underwriting guidelines which detail the class, nature and type of business that may be accepted, pricing policies by product line and brand and centralised control of wordings and any subsequent changes.

●	Claims risk management: is handled using a range of automated controls and manual processes.

●
Reserving risk management: is the risk that the technical reserves are assessed incorrectly such that insufficient funds have been retained to handle and pay claims as the amounts fall due, both in relation to those claims which have already occurred or will occur in future periods of insurance. Claims development data provides information on the historical pattern of reserving risk.

●
Reinsurance risk management: is used to protect against adverse claims experience on business within normal risk appetite (e.g. catastrophic events, adverse frequency of large claims) and to provide protection on business not within its risk appetite (e.g. quota share reinsurance on certain classes of business).

The aggregate amount of business by product and entity is determined through the business plans.

Overall, insurance risk is predictable over time, given the large volumes of data. Uncertainty does exist, especially around predictions such as the variations in weather. Risk is minimised through the application of documented risk policies, coupled with governance frameworks.

General insurance business
The Group’s focus in its general insurance operation is on high volume, relatively straightforward products. The key insurance risks are as follows:

●	Motor insurance contracts (private and commercial): claims experience varies due to a range of factors, including age, gender and driving experience together with the type of vehicle and location.

●	Property insurance contracts (residential and commercial): the major causes of claims for property insurance are weather (flood, storm), theft, fire, subsidence and various types of accidental damage.

●
Other commercial insurance contracts: risk arises from business interruption and loss arising from the negligence of the insured (liability insurance). Business interruption claims arise from the losses of income, revenue and/or profit as a result of property damage claims. Liability insurance includes employer’s liability and public/products liability.

Most general insurance contracts are written on an annual basis, which means that the Group’s liability extends for a 12 month period, after which the Group is entitled to decline to renew or can impose renewal terms by amending the premium, terms and conditions.

An analysis of gross and net insurance claims can be found in Note 24 on the report and accounts (see page 216).

Business review continued

Life insurance business
The Group’s three regulated life companies, National Westminster Life Assurance Limited, Royal Scottish Assurance plc (RSA) and Direct Line Life Insurance Company Limited, are required to meet minimum capital requirements at all times under the FSA Prudential Sourcebook.

The capital resources covering the regulatory requirement are not transferable to other areas of the Group. To ensure that the capital requirement is satisfied at all times, each company holds a voluntary buffer above the regulatory minimum. Reserving risk is managed for life businesses through detailed analysis of historical and industry claims data and robust control procedures around reserving models. The Group uses exclusively proportional reinsurance, quota share and surplus, for its life insurance entities.

The Group is not exposed to price, currency, credit, or interest risk on unit linked life contracts but it is exposed to variation in management fees. In the UK, the Group also writes insurance contracts with minimum guaranteed death benefits that expose it to the risk that declines in the value of underlying investments may increase the Group’s net exposure to mortality risk.

The Group’s long-term assurance contracts include whole-life, term assurance, endowment assurance, flexible whole life, pension and annuity contracts that are expected to remain in force for an extended period of time. Contracts under which the Group does not accept significant insurance risk are classified as investment contracts. Long term business provisions are calculated in accordance with the UK accounting standard FRS 27 ‘Life Assurance’.

Estimations (assumptions) including future mortality, morbidity, persistency and levels of expenses are made in calculating actuarial reserves. Key metrics include:

Assumptions	2008	2007	2006
Valuation interest rate
Term assurance	2.50%	3.00%	3.00%
Interest	2.50%	3.00%	3.00%
Unit growth	3.70%	3.50%	3.50%
Expense inflation	3.00%	4.00%	4.00%

Sample mortality rates, expressed as deaths per million per annum, for term assurance products (age 40).

Mortality	2008 per annum	2007 per annum	2006 per annum
Male non-smoker	723	810	517
Male smoker	1,590	1,830	983
Female non-smoker	568	460	278
Female smoker	1,277	1,310	618

Expenses:

Pre-2000 products – RSA	2008 per annum	2007 per annum	2006 per annum
Lifestyle protection plan	£29.30	£25.18	£28.96
Mortgage savings plan	£65.92	£56.67	£65.15

Pre-2000 products – NatWest Life
Term assurances	£26.01	£26.01	£26.01
Linked life bonds	£26.01	£26.01	£26.01

Post-2000 products
Term assurances	£23.17	£23.16	£23.16
Guaranteed bonds	£25.71	£25.71	£25.71

Business review continued

The key factors that increase the frequency of claims include epidemics or widespread changes in lifestyle.

The Group uses base tables of standard mortality appropriate to the type of contract being written and the territory in which the insured person resides. These are adjusted to reflect the Group’s experience and expectations for future mortality improvements as appropriate.

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return	Change in market interest rates of ±1% The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities
Expenses	Increase in maintenance expenses of 10%
Assurance mortality/morbidity	Increase in mortality/morbidity rates for assurance contracts of 5%
Annuitant mortality	Reduction in mortality rates for annuity contracts of 5%

The above UK sensitivity factors are applied through actuarial and statistical models, with the following impact on the financial statements.

	Impact on profit and equity
Risk factor	Variability	2008 £m	2007 £m
Interest rates	+1%	(11)	(18)
Interest rates	–1%	11	15
Expenses	+10%	(7)	(5)
Assurance mortality/morbidity	+5%	(9)	(8)
Annuitant mortality	–5%	—	—

Reinsurance
The Group uses various types of reinsurance to transfer risk that is outside the Group’s risk appetite, including:

●	Per individual risk excess of loss reinsurance.

●	Catastrophe excess of loss reinsurance.

●	Quota share and surplus reinsurance.

Business review continued

Operational risk (unaudited)
Operational risk is the risk of financial loss or reputational impact resulting from fraud; human error; ineffective or inadequately designed processes or systems; improper behaviour; legal events; or from external events. Operational risk is an integral and unavoidable part of the Group’s business as it is inherent in the processes it operates to provide services to customers and generate profit for shareholders.

An objective of operational risk management is not to remove operational risk altogether, but to manage the risk to an acceptable level, taking into account the cost of minimising the risk with the resultant reduction in exposure. Strategies to manage operational risk include avoidance, transfer, and mitigation by controls or risk acceptance.

To ensure appropriate responsibility is allocated for the management, reporting and escalation of operational risk, the Group operates a three lines of defence model which outlines principles for the roles, responsibilities and accountabilities for operational risk management.

Operational Risk – three lines of defence model
1st Line of defence	2nd Line of defence	3rd Line of defence

The Business Accountable for the ownership and day-to-day management and control of operational risk.	Operational Risk Responsible for the implementation and maintenance of the operational risk framework, tools and methodologies.	Group Internal Audit Responsible for providing independent assurance on the design, adequacy and effectiveness of the Group’s system of internal controls.
Responsible for implementing processes in compliance with Group policies.	Responsible for oversight and challenge on the adequacy of the risk and control processes operating in the business.
Responsible for testing key controls and monitoring compliance with Group policies.

The three lines of defence model and the Operational Risk Policy and Principles (ORPP) apply throughout the Group and are implemented taking into account the nature and scale of the underlying business. The ORPP provides the direction for delivering effective operational risk management. It comprises principles, minimum standards and processes that enable the consistent identification, assessment, management, monitoring and reporting of operational risk across the Group. The objectives of the ORPP are to protect the Group from financial loss or damage to its reputation, its customers or staff and to ensure that it meets all necessary regulatory and legal requirements.

The Group-wide processes defined in the ORPP are supported by the following key operational risk management techniques:

●	Risk and control assessments: business units identify and assess operational risks to ensure that they are effectively managed, prioritised, documented and aligned to risk appetite.

●
Scenario analysis: scenarios for operational risk are used to assess the possible impact of extreme but plausible operational risk loss events. Scenario assessments provide a forward-looking basis for managing exposures that are beyond the Group’s risk appetite.

●
Loss data management: each business unit’s internal loss data management process captures all operational risk loss events above £10,000. This is used to enhance the adequacy and effectiveness of controls, identify opportunities to prevent or reduce the impact of re-occurrence, identify emerging themes, enable formal loss event reporting and inform risk and control assessments and scenario analysis. Escalation of individual events to senior management is determined by the seriousness of the event. Operational loss events are categorised under the following headings:

–	Clients, products and business practices;

–	Technology and infrastructure failures;

–	Employment practices and workplace safety;

–	Internal fraud;

–	External fraud;

–	Execution, delivery and process management;

–	Malicious damage; and

–	Disaster and public safety.

●
Key risk indicators: business units monitor key risk indicators against their material risks. These indicators are used to monitor the operational risk profile and exposure to losses against thresholds which trigger risk management actions.

●
New product approval process: ensures that all new products or significant variations to existing products are subject to a comprehensive risk assessment. Products are evaluated and approved by specialist areas and are subject to executive approval prior to launch.

Business review continued

In 2008, the Group introduced a new self-certification process, which requires management to regularly monitor and report on the internal control framework for which they are responsible and regularly review and confirm its adequacy and effectiveness. This includes certifying compliance with the requirements of Group policies.

The ORPP requires each business unit to determine appropriate mitigation techniques to reduce its risk exposure to an acceptable level, and that the adequacy and effectiveness of controls and other risk mitigants (e.g. insurance) are tested regularly and the results documented. Where unacceptable control weaknesses are identified, action plans must be produced and tracked to completion.

The Group purchases insurance to provide the business with financial protection against specific losses and to comply with statutory or contractual requirements. Insurance is primarily used as an additional risk mitigation tool in controlling the Group’s exposures. However, as insurance only provides protection against financial loss once a risk has crystallised, it is used as a complement to other controls.

Operational risk metrics
Reporting forms an integral part of operational risk management. The Group’s risk management processes are designed to ensure that operational risk issues are identified, escalated and managed on a timely basis. Operational risk exposures for each division are reported through monthly risk and control reports, which provide detail on the risk exposures and action plans for each significant business process.

Operational risk events that have an actual or potential financial impact in excess of £1 million, or which have a material impact on the Group’s reputation or customers, are escalated and reported to divisional and Group executive.

The graph below shows the operational risk events by category and value for 2007 and 2008.

Operational risk events by risk category – % of total risk events by count
The chart below shows a similar distribution of loss event numbers across the risk categories in 2008 as those in 2007.

Business review continued

Operational risk events by category – % of total by value
The charts below show that execution, delivery, and process management accounted for over 60% of losses by value during 2008. This differs from 2007 where a single large value event meant that clients, products and business practices was the largest category.

Financial crime
Financial crime remains a big challenge for the Group, especially given the sophistication of the criminal fraternity. However, the Group continues to respond to such threats, by continuing to invest in people and processes for both detective and preventative measures especially relating to card fraud and cyber crime. Key initiatives include changes to authentication of payments, ATM security, software enhancements and improvement in counterfeit detection.

Physical security environment
The number of physical attacks on our retail business was broadly static in 2008 compared with 2007. Business plans and controls have been enhanced to reflect the increase in size of the global business during the year, for example changes to retail and ATM security and sharing best practice with competitors and law enforcement agencies.

Information security
The Group is committed to protecting customer and Group information. Under a Group-wide policy framework, Group Information Security is developing, maintaining and implementing policies and systems to secure such information. All employees and agents of the Group are responsible for the protection of Group assets, systems and information. All customer information is treated as confidential and appropriate security is applied to protect the information. The Group Information Security Policies are aligned to international standards and regulatory requirements.

The Group recognises information security, relating to the loss of confidentiality, integrity or availability of our information and systems, as a specific risk, which is managed through a Group Information Security Policy. This is reviewed annually and includes processes for managing and ensuring compliance with the policy. The same standards apply to information controlled by the Group or managed by authorised third parties. The Group continues to invest in programmes to enhance and maintain information security controls and systems. For example, during 2008, security reviews on third party suppliers and vendors were significantly increased.

Business continuity
The management of crisis situations and the need to ensure the continuity of business across the Group is a key activity within the risk function. A consistent crisis and incident management framework has been rolled out across the Group, to ensure that any incident is identified, managed and resolved through skilled divisional, country, regional and global teams. A six step methodology is in place within the Group for managing incidents.

Key risks and threats that the Group is consistently monitoring from the crisis and incident management perspective include pandemics, terrorism, environmental impacts and technology disruptions.

Business continuity plans have been implemented to ensure that the Group can continue key services, products and operations.

Business review continued

Other risks (unaudited)
Regulatory risk
Regulatory risk is managed by designing, maintaining and implementing policies and systems in order to ensure effective compliance with all regulatory and legal requirements in the jurisdictions in which the Group operates. The Group’s approach to regulatory risk has three distinct elements:

•	The review of potential changes in regulation to ensure that the Group addresses the risks arising from such changes and responds appropriately;

•	The monitoring of compliance with existing rules and regulations and the mitigation of the consequences of any inadvertent non compliance; and

•	The management of effective relationships with regulators to ensure constructive engagement.

Under a Group-wide framework of high-level policies, the Group and its subsidiaries engage co-operatively with all regulatory authorities in all the relevant jurisdictions, whether in response to regulatory change, on-going supervisory requirements or regulatory investigations.

During the course of 2008, responsibility for policy and oversight of anti-money laundering, sanctions and counter-terrorist financing moved to the Group Head of Regulatory Risk & Compliance.

Reputation risk
Reputation is the body of perceptions and opinions held by the stakeholders of an organisation; customers, suppliers, employees, investors, interest groups, regulators and government. Reputation determines how stakeholders are likely to behave towards an organisation. Reputation risk arises from any activity that could have an adverse impact on the reputation of the Group. There are several important drivers of the reputation of a company (and reputation risk) including: financial performance; corporate governance and quality of management; ethical, social and environmental performance; marketing, innovation and customer relationships; and regulatory compliance and litigation.

The Group protects its reputation by understanding and managing reputation risks, including failure to meet the expectations of stakeholders.

The Group will only enter into a commercial transaction or customer relationship which is legal and complies with regulatory requirements, has economic substance or business purpose and is not designed or used for inappropriate accounting or tax purposes. The Group takes care to understand the issues that matter most to stakeholders, balance the views of all stakeholders and address them coherently. Risks to the reputation of the Group are identified, assessed, managed, monitored and reported. The Group pays particular attention to the reputation risks associated with the introduction of new products or customer relationships.

It is the responsibility of the management of all Group companies, acting through individual business units, to ensure that appropriate controls and procedures are in place to identify and manage the risks to the reputation of the Group arising from their activity.

The Board has ultimate responsibility for managing any impact on the reputation of the Group arising from its operations. However all parts of the Group take responsibility for reputation management.

Pension risk
The Group is exposed to risk to its defined benefit pension schemes as assets comprise investment portfolios which are held to meet projected liabilities to scheme members. Risk arises because returns from these investments may be less than expected or there may be greater than expected increases in the estimated value of the schemes’ liabilities. In such circumstances, the Group could be obliged, or may choose, to make additional contributions to the schemes.

The largest of the schemes, and the main source of pension obligation risk, is the RBS Group Pension Fund. In October 2006, this scheme was closed to new employees.

Risk appetite and investment policy are agreed by the Board of Trustees with quantitative and qualitative input from the scheme actuaries and investment advisers. The Board of Trustees also consults with the Group to obtain its view on the appropriate level of risk within the pension fund.

The Group maintains an independent review of risk within the Pension Funds.

GALCO monitors pension obligation risk which is assessed by estimating the potential funding deficit of the scheme with a twelve month risk horizon, and with a number of different confidence levels. Monte Carlo simulations are used, based on assumptions of statistical distribution of future equity returns, future real and nominal interest rates, sensitivity of asset and liability values to changes in equity returns and real and nominal interest rates, the impact of an adverse change in longevity assumptions and mitigation available to the Group.

The most recent funding valuation was carried out as at 31 March 2007. This showed the fund to be in surplus, and therefore there was no need in 2008 for additional payments over and above the regular contributions. The next funding valuation is scheduled to be carried out as at 31 March 2010.

Business review continued

Credit market and related exposures
Explanatory note (unaudited)
These disclosures provide information for certain of the Group’s business activities affected by the unprecedented market events of 2008, the majority of which arose within Global Banking and Markets (GBM). The disclosures are focused around GBM’s credit markets activities, including the conduit business, which have been particularly affected by the widespread market disruptions, as well as similar exposures in US Retail & Commercial (‘Citizens’) and Group Treasury.

In preparing these disclosures, the Group took into consideration the leading practice disclosure recommendations of the Financial Stability Forum issued in April 2008.

Market background (unaudited)
Overall, 2008 has been characterised by rapid dislocation in financial markets. In many cases, the dramatic liquidity squeeze and rise in funding costs for financial institutions has resulted in reluctance or inability of market participants to transact, and has adversely affected the performance of most financial institutions globally, including the Group. Stock markets have experienced extraordinary falls, and levels of volatility have been at record highs. Commodity prices have reduced sharply in the second half of the year, and credit spreads continued to widen. Market perception of counterparty risk increased and the failure of major credit protection providers caused fair value losses for the Group and other market participants and further increased the costs of mitigating credit exposure. Sustained falls globally in both residential and commercial real estate prices, fund valuations and worsening loan performance combined with a sustained lack of liquidity in the market, resulted in a greater amount of assets being valued at significantly lower prices.

An indication of the continued decline in the price of asset backed securities (ABS), in particular those collateralised with sub-prime assets, is shown in the following graph. While not fully representative of the Group’s ABS exposures or pricing basis, the ABX series of indices charted in the graph show, in bond price terms, how differently rated ABS referencing US sub-prime mortgages securitised in 2007 have performed during the year.

The graph below provides an indication of the change in credit worthiness of corporate entities to which the Group has significant exposure through its credit products in the form of credit derivatives and bonds. The MarkiT iTraxx Europe graph demonstrates the impact of the movement of credit spreads in price terms for a basket of European corporate entities (prices rebased to 100 at the beginning of the year).

Business review continued

The first quarter of 2008 saw a further credit and liquidity shortages experienced during 2007, culminating in the collapse of Bear Stearns in March. The centre of the credit issues remained the ABS market with worsening US economic data supporting higher levels of default expectation in the property market. However, these default expectations started to go beyond the sub-prime market with Alt A and other non-conforming classes of loans particularly seeing significant price deterioration. In addition, wider economic concerns led to heavy fair value losses in the commercial mortgage backed securities (CMBS) market, in corporate debt and in leveraged loan exposures. Following this tightening of conditions, the Group incurred significant losses in March and took steps in April to materially strengthen its capital base through a £12 billion rights issue which was completed in June.

During the second quarter ABS prices initially rallied and steadied, however towards the end of the quarter a negative house price trend in the UK became clear, and in the US, market reaction to sub-prime mortgages extended to prime and near prime lending. Corporate credit spreads followed a similar pattern reacting to rising oil prices, inflationary pressures and continuing high LIBOR despite base rate cuts to 5% in April.

Credit spreads continued to widen across the market through the third quarter and liquidity levels reduced further, resulting in pressure on banks and economies worldwide. This culminated in the demise of Lehman Brothers in September and further market consolidation and global state intervention to provide support to the banking sector.

During the fourth quarter there was a continued lack of confidence in the inter-bank market, with demand for stable investments resulting in US treasuries reaching negative spreads. Corporate and ABS prices fell further particularly in the last two months of the year increasing pressure on banks’ capital positions. The Group moved to strengthen its capital position through an open offer to raise £15 billion, underwritten by the UK government. The year concluded with S&P downgrading the credit ratings of eleven global banks, including the Group.

Asset-backed exposures
Significant risk concentrations (audited)
The Group’s credit markets activities gives rise to risk concentrations that have been particularly affected by the market turmoil experienced since the second half of 2007. The Group structures, originates, distributes and trades debt in the form of loan, bond and derivative instruments in all major currencies and debt capital markets in North America, Western Europe, Asia and major emerging markets.

During 2008, certain assets identified as being high risk were also transferred to a centrally managed asset unit, set up to provide specific management of this portfolio of higher risk assets. Transferred assets are predominantly ABS and associated protection purchased from monoline insurers and other counterparties.

The tables below summarise the net exposures and balance sheet carrying values of these securities by measurement classification and references to sections with further information on specific products.

	Held-for-trading		Available-for-sale		Loans and receivables		Designated at fair value		All ABS
Net exposure (1)	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m
RMBS	24,462	35,105	44,450	27,875	2,578	5	182	90	71,672	63,075
CMBS	1,178	2,749	918	977	1,437	626	13	47	3,546	4,399
CDOs/CLOs	2,463	7,288	2,538	2,174	1,282	—	—	23	6,283	9,485
Other ABS	195	3,479	6,572	5,579	3,621	72	40	186	10,428	9,316
Total	28,298	48,621	54,478	36,605	8,918	703	235	346	91,929	86,275

Carrying value (2)
RMBS	27,849	37,280	44,791	27,880	2,618	5	182	90	75,440	65,255
CMBS	2,751	3,916	1,126	976	1,437	626	13	37	5,327	5,555
CDOs/CLOs	7,774	15,477	9,579	2,173	1,284	—	—	26	18,637	17,676
Other ABS	1,505	5,758	6,572	5,579	3,621	72	41	186	11,739	11,595
Total	39,879	62,431	62,068	36,608	8,960	703	236	339	111,143	100,081

Notes:

(1)
Net exposure is carrying value after taking account of hedge protection purchased from monolines and other counterparties but excludes the effect of counterparty credit valuation adjustment. The protection provides credit protection against the notional and interest cash flows due to the holders of debt instruments in the event of default by the debt security counterparty. The value of the protection is based on the underlying instrument being protected.

(2)	Carrying value is the amount recorded on the balance sheet.

(3)
Certain instruments have been reclassified from the held-for-trading category to loans and receivables or available-for-sale categories, as permitted by the amendment to IAS 39 issued in October 2008, therefore affecting comparability by measurement classification.

Business review continued

Asset backed securities (ABS) are securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets. The process by which the risks and rewards of the pool are passed on to investors via the issuance of securities with varying seniority is commonly referred to as securitisation.

During 2008, as the problems in the sub-prime sector spread to other asset classes on a global basis and credit spreads widened due to concerns over creditworthiness of underlying assets, securitisation volumes continued to be thin. Over the preceding years GBM had established itself as an active arranger of third-party securitisations and a secondary dealer in these securities, and GBM had therefore accumulated assets that became difficult to sell given market conditions.

The Group has exposures to ABS which are predominantly debt securities but can be held in derivative form. These positions had been acquired primarily through the Group’s activities in the US leveraged finance market which were expanded during 2007. These include residential mortgage backed securities (‘RMBS’), commercial mortgage backed securities (‘CMBS’), ABS CDOs and other ABS. In many cases the risk on these assets is hedged via credit derivative protection purchased over the specific asset or relevant ABS indices. The counterparty to some of these hedge transactions are monoline insurers (see Monoline insurers on page 114).

The net exposure of the Group’s holdings of ABS increased from £86.3 billion at 31 December 2007 to £91.9 billion by 31 December 2008, where underlying reductions have been more than offset by the effect of exchange rates. The net exposure incorporates hedge protection but excludes counterparty credit valuation adjustments. All hedge protection referred to in the credit market and related exposures section relates to economic hedges that do not qualify for hedge accounting.

Through a sustained de-risking exercise the Group made reductions to the overall risk through a combination of direct asset sales and switching to lower risk assets through trading activities. As a large proportion of the ABS are denominated in US dollars, these reductions in exposure were partially offset due to the movement in the exchange rate against sterling.

The majority of the Group’s RMBS portfolio at 31 December 2008, in terms of net exposure, was AAA rated guaranteed or effectively guaranteed securities of £51.1 billion, comprising:

•	£33.5 billion of US agency securities

•	£7.6 billion of Dutch government guaranteed RMBS

•	£10.0 billion of European mortgage covered bonds issued by financial institutions

Business review continued

The tables below analyse carrying values of these debt securities by measurement classification and rating and fair value hierarchy level.

	RMBS
		Non	Prime
	Sub-prime	conforming	Guaranteed	Other	CMBS	CDOs/CLOs	Other ABS	Total
2008	£m	£m	£m	£m	£m	£m	£m	£m
AAA rated (1)
Held-for-trading	393	203	18,622	6,226	2,306	4,698	380	32,828
Available-for-sale	522	1,914	22,546	18,764	982	6,459	4,826	56,013
Loans and receivables	431	1,415	—	476	405	652	1,443	4,822
Designated at fair value	16	—	—	166	9	—	—	191
	1,362	3,532	41,168	25,632	3,702	11,809	6,649	93,854

BBB- and above rated (1)
Held-for-trading	564	79	—	985	407	1,439	890	4,364
Available-for-sale	267	194	—	338	144	1,642	1,292	3,877
Loans and receivables	105	64	—	94	1,031	561	1,296	3,151
Designated at fair value	—	—	—	—	4	—	41	45
	936	337	—	1,417	1,586	3,642	3,519	11,437

Non-investment grade (1)
Held-for-trading	636	69	—	59	38	1,299	120	2,221
Available-for-sale	124	74	—	47	—	1,057	50	1,352
Loans and receivables	30	3	—	—	—	—	72	105
	790	146	—	106	38	2,356	242	3,678

Not publicly rated (1)
Held-for-trading	1	1	9	2	—	338	115	466
Available-for-sale	—	1	—	—	—	421	404	826
Loans and receivables	—	—	—	—	1	71	810	882
	1	2	9	2	1	830	1,329	2,174

Total
Held-for-trading	1,594	352	18,631	7,272	2,751	7,774	1,505	39,879
Available-for-sale	913	2,183	22,546	19,149	1,126	9,579	6,572	62,068
Loans and receivables	566	1,482	—	570	1,437	1,284	3,621	8,960
Designated at fair value	16	—	—	166	13	—	41	236
Total	3,089	4,017	41,177	27,157	5,327	18,637	11,739	111,143

Of which carried at fair value:
Level 2 (2)	2,459	2,485	40,942	26,442	3,316	14,643	6,677	96,964
Level 3 (3)	64	50	235	145	574	2,710	1,441	5,219
	2,523	2,535	41,177	26,587	3,890	17,353	8,118	102,183

Notes:

(1)	Credit ratings are based on those from S&P, Fitch or Moody’s and have been mapped on to S&P scale.

(2)	Valued using techniques based significantly on observable market data. Instruments in this level are valued using:

(a)	quoted prices for similar instruments in markets which are not considered to be active; or

(b)	valuation techniques where all the inputs that have a significant effect on the valuation are directly or indirectly based on observable market data.

(3)
Instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation is not based on observable market data.

Business review continued

	RMBS
			Prime
2007(1)	Sub-prime £m	Non conforming £m	Guaranteed £m	Other £m	CMBS £m	CDOs/CLOs £m	Other ABS £m	Total £m
Carrying value: credit rating and classification AAA rated (2)
Held-for-trading	1,790	2,093	15,502	12,952	3,285	12,067	3,495	51,184
Available-for-sale	139	865	16,545	10,313	964	2,152	5,073	36,051
Designated at fair value	—	—	—	72	37	7	—	116
	1,929	2,958	32,047	23,337	4,286	14,226	8,568	87,351

BBB- and above rated (2)
Held-for-trading	2,476	530	—	557	574	1,509	1,077	6,723
Available-for-sale	—	—	—	18	12	1	208	239
Loans and receivables	—	—	—	—	626	—	—	626
Designated at fair value	2	—	—	—	—	17	—	19
	2,478	530	—	575	1,212	1,527	1,285	7,607

Non-investment grade (2)
Held-for-trading	616	146	—	27	35	1,082	91	1,997
Available-for-sale	—	—	—	—	—	—	14	14
Loans and receivables	5	—	—	—	—	—	72	77
Designated at fair value	16	—	—	—	—	—	—	16
	637	146	—	27	35	1,082	177	2,104

Not publicly rated
Held-for-trading	191	144	125	131	22	819	1,095	2,527
Available-for-sale	—	—	—	—	—	20	284	304
Designated at fair value	—	—	—	—	—	2	186	188
	191	144	125	131	22	841	1,565	3,019

Total
Held-for-trading	5,073	2,913	15,627	13,667	3,916	15,477	5,758	62,431
Available-for-sale	139	865	16,545	10,331	976	2,173	5,579	36,608
Loans and receivables	5	—	—	—	626	—	72	703
Designated at fair value	18	—	—	72	37	26	186	339
Total	5,235	3,778	32,172	24,070	5,555	17,676	11,595	100,081

Of which:

Level 2 (3)	5,171	3,598	32,172	24,070	4,929	15,926	11,393	97,259
Level 3 (4)	59	180	—	—	—	1,750	130	2,119
	5,230	3,778	32,172	24,070	4,929	17,676	11,523	99,378

Notes:

(1)
Carrying values at 31 December 2007 above include ABN AMRO’s liquidity portfolio of £18.6 billion of ABS which were part of shared assets then; this portfolio was transferred to RBS Group Treasury in the first half of 2008.

(2)	Credit ratings are based on those from rating agencies Standard & Poor’s (S&P), Moody’s and Fitch and have been mapped onto S&P scale.

(3)	Valuation is based significantly on observable market data. Instruments in this category are valued using:

–	quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or

–	valuation techniques where all the inputs that have a significant effect on the valuation are directly or indirectly based on observable market data.

(4)
Instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation is not based on observable market data.

Business review continued

Residential mortgage-backed securities (audited)
Residential mortgage backed securities (RMBS) are securities that represent an interest in a portfolio of residential mortgages. Repayments made on the underlying mortgages are used to make payments to holders of the RMBS. The risk of the RMBS will vary primarily depending on the quality and geographic region of the underlying mortgage assets and the credit enhancement of the securitisation structure.

Several tranches of notes are issued, each secured against the same portfolio of mortgages, but providing differing levels of seniority to match the risk appetite of investors. The most junior (or equity) notes will suffer early capital and interest losses experienced by the referenced mortgage collateral, with each more senior note benefiting from the protection provided by the subordinated notes below. Additional credit enhancements may be provided to the holder of senior RMBS notes, including guarantees over the value of the exposures, often provided by monoline insurers.

The main categories of mortgages that serve as collateral to RMBS held by the Group are described below. As can be seen from the table below, the Group’s RMBS portfolio covers a range of geographic locations and different categories are used to classify the exposures depending on the geographical region of the underlying mortgage. These categories are described below. The US market has more established definitions of differing underlying mortgage quality and these are used as the basis for the Group’s RMBS categorisation.

Sub-prime mortgages: are loans to sub-prime borrowers typically having weakened credit histories that include payment delinquencies, and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

Non-conforming mortgages (or ‘Alt-A’ used for US exposure) have a higher credit quality than sub-prime mortgages, but lower than those prime borrowers. Within the US mortgage industry, non-conforming mortgages are those that do not meet the lending criteria for US agency mortgages (described below). For non-US mortgages, judgement is applied in identifying loans with similar characteristics to US non-conforming loans and also include self-certified loans. Alt-A describes a category of mortgages in which lenders consider the risk to be greater than prime mortgages though less than sub-prime. The offered interest rate is usually representative of the associated risk level.

Guaranteed mortgages are mortgages that form part of a mortgage backed security issuance by a government agency, or in the US an entity that benefits from a guarantee (direct or indirect) provided by the US government. For US RMBS, this category includes, amongst others, RMBS issued by Ginnie Mae, Freddie Mac and Fannie Mae. For European RMBS, this includes mortgages guaranteed by the Dutch Government.

Other prime mortgages are those of a higher credit quality than non-conforming and sub-prime mortgages, and exclude guaranteed mortgages.

Covered mortgage bonds are debt instruments that have recourse to a pool of mortgage assets, where investors have a preferred claim if a default occurs. These underlying assets are segregated from the other assets held by the issuing entity. These underlying assets are segregated from other assets held by the issuing entity.

The tables below show the Group’s RMBS net exposures and carrying values by measurement classification, underlying asset type, the main geographical locations of the property that the mortgage is secured against, and the year in which the underlying mortgage was originated.

	2008					2007
			Prime					Prime
	Sub-prime	Non conforming	Guaranteed (2)	Other(3)	Total	Sub-prime	Non conforming	Guaranteed (2)	Other(3)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Net exposure: (1)
Held-for-trading	345	346	18,631	5,140	24,462	3,497	2,913	15,627	13,068	35,105
Available-for-sale	572	2,184	22,546	19,148	44,450	139	865	16,539	10,332	27,875
Loans and receivables	527	1,482	—	569	2,578	5	—	—	—	5
Designated at fair value	16	—	—	166	182	18	—	—	72	90
	1,460	4,012	41,177	25,023	71,672	3,659	3,778	32,166	23,472	63,075

Carrying values: (2)
Held-for-trading	1,594	352	18,631	7,272	27,849	5,073	2,913	15,627	13,667	37,280
Available-for-sale	913	2,183	22,546	19,149	44,791	139	865	16,545	10,331	27,880
Loans and receivables	566	1,482	—	570	2,618	5	—	—	—	5
Designated at fair value	16	—	—	166	182	18	—	—	72	90
	3,089	4,017	41,177	27,157	75,440	5,235	3,778	32,172	24,070	65,255

Notes:

(1)
Net exposures reflect the effect of hedge protection purchased from monolines and other counterparties but excludes the effect of counterparty credit valuation adjustment. Carrying value is the amount recorded on the balance sheet.

(2)	Prime guaranteed exposures and carrying values include:

•	£7.6 billion (2007 – £6.0 billion) available-for-sale exposures guaranteed by the Dutch government

•	£5.7 billion (2007 – £5.0 billion) guaranteed by US government via Ginnie Mae of which £0.5 billion (2007 – £0.3 billion) are held-for-trading

•	£27.8 billion (2007 – £21.0 million) effectively guaranteed by the US government via its support for Freddie Mac and Fannie Mae of which £18.1 billon (2007 – £15.2 billion) are held-for-trading

(3)	Other prime mortgage exposures include £10.0 billion (2007 – £7.8 billion) covered European mortgage bonds.

Business review continued

	2008					2007
			Prime					Prime
United States	Sub-prime £m	Alt-A £m	Guaranteed £m	Other £m	Total £m	Sub-prime £m	Alt-A £m	Guaranteed £m	Other £m	Total £m
Net exposure
Held-for-trading	302	346	18,577	968	20,193	2,953	2,189	15,502	1,419	22,063
Available-for-sale	53	760	14,887	4,409	20,109	—	640	10,504	1,359	12,503
Loans and receivables	3	—	—	215	218	—	—	—	—	—
	358	1,106	33,464	5,592	40,520	2,953	2,829	26,006	2,778	34,566

Carrying values
Held-for-trading	1,427	352	18,577	1,043	21,399	4,277	2,189	15,502	1,419	23,387
Available-for-sale	394	760	14,887	4,409	20,450	—	640	10,504	1,359	12,503
Loans and receivables	3	—	—	215	218	—	—	—	—	—
	1,824	1,112	33,464	5,667	42,067	4,277	2,829	26,006	2,778	35,890

Of which originated in:
– 2004 and earlier	474	122	5,534	709	6,839	746	165	2,532	406	3,849
– 2005	259	718	6,014	2,675	9,666	1,065	437	3,209	275	4,986
– 2006	718	115	1,689	614	3,136	1,734	1,188	5,557	1,017	9,496
– 2007 and later	373	157	20,227	1,669	22,426	732	1,039	14,708	1,080	17,559
	1,824	1,112	33,464	5,667	42,067	4,277	2,829	26,006	2,778	35,890

	2008				2007
United Kingdom	Sub-prime £m	Non conforming £m	Prime £m	Total £m	Sub-prime £m	Non conforming £m	Prime £m	Total £m
Net exposure
Held-for-trading	33	—	258	291	150	724	2,411	3,285
Available-for-sale	154	1,423	3,446	5,023	7	157	931	1,095
Loans and receivables	205	1,482	118	1,805	5	—	—	5
Designated at fair value	16	—	166	182	18	—	72	90
	408	2,905	3,988	7,301	180	881	3,414	4,475

Carrying values:
Held-for-trading	70	—	1,345	1,415	150	724	2,740	3,614
Available-for-sale	154	1,423	3,446	5,023	7	157	935	1,099
Loans and receivables	205	1,482	118	1,805	5	—	—	5
Designated at fair value	16	—	166	182	18	—	72	90
	445	2,905	5,075	8,425	180	881	3,747	4,808

Of which originated in:
– 2004 and earlier	72	—	815	887	13	22	911	946
– 2005	42	652	1,000	1,694	1	10	512	523
– 2006	209	756	2,308	3,273	49	110	1,256	1,415
– 2007 and later	122	1,497	952	2,571	117	739	1,068	1,924
	445	2,905	5,075	8,425	180	881	3,747	4,808

Business review continued

	2008					2007
			Prime					Prime
Europe	Sub-prime £m	Guaranteed £m	Covered £m	Other £m	Total £ml	Sub-prime £m	Guaranteed £m	Covered £m	Other £m	Total £m
Net exposure
Held-for-trading	10	—	—	3,898	3,908	321	—	—	9,157	9,478
Available-for-sale	57	7,642	10,040	1,106	18,845	—	6,012	7,822	57	13,891
Loans and securities	313	—	—	208	521	—	—	—	—	—
	380	7,642	10,040	5,212	23,274	321	6,012	7,822	9,214	23,369

Carrying values
Held-for-trading	30	—	—	4,839	4,869	324	—	—	9,429	9,753
Available-for-sale	57	7,642	10,040	1,107	18,846	—	6,012	7,822	57	13,891
Loans and securities	352	—	—	208	560	—	—	—	—	—
	439	7,642	10,040	6,154	24,275	324	6,012	7,822	9,486	23,644

Of which originated in:
– 2004 and earlier	48	418	702	954	2,122	81	367	577	1,395	2,420
– 2005	17	1,165	2,993	1,090	5,265	33	1,117	2,160	1,946	5,256
– 2006	148	2,059	4,466	2,466	9,139	63	1,780	3,801	3,897	9,541
– 2007 and later	226	4,000	1,879	1,644	7,749	147	2,748	1,284	2,248	6,427
	439	7,642	10,040	6,154	24,275	324	6,012	7,822	9,486	23,644

In other geographical regions not covered above, RMBS portfolios included:

•
net RMBS exposures of £314 million (2007 – £205 million) comprising: held-for-trading nil (2007 – £73 million); available-for-sale £308 million (2007 – £132 million) and loans and receivables £6 million (2007 – nil).

•
RMBS carrying values of £381 million (2007 – £454 million) comprising: held-for-trading £67 million (2007 – £322 million); available-for-sale £308 million (2007 – £132) and loans and receivables £6 million (2007 – nil).

•	RMBS non-conforming available-for-sale net exposures and carry values of nil (2007 – £68 million).

Business review continued

The Group’s largest concentration of RMBS assets relate to a portfolio of US agency asset backed securities comprising mainly current year vintage positions of £33.5 billion at 31 December 2008 (2007: £26.0 billion). Due to the US government backing explicit or implicit in these securities, the counterparty credit risk exposure is low. The losses arising from the movements in fair value recorded for these assets were comparatively lower than other RMBS. Financial markets and economic conditions have been extremely difficult in the US throughout 2008, particularly in the last quarter. Credit conditions have deteriorated and financial markets have experienced widespread illiquidity and elevated levels of volatility due to forced de-leveraging. Transaction activity in the securities portfolio has been reduced due to general market illiquidity. Residential mortgages have been affected by the stress that consumers experienced from depreciating house prices, rising unemployment and tighter credit conditions, resulting in higher levels of delinquencies and foreclosures. In particular, the deteriorating economy and financial markets have negatively impacted the valuation, liquidity, and credit quality of private-label securities.

Citizens maintains an available-for-sale investment securities portfolio to provide high-quality collateral to provide a liquidity buffer and to enhance earnings. The size of the portfolio has been relatively stable through 2008, but both the absolute and relative size (% of earning assets) declined in 2006-2007. The portfolio comprises high credit quality mortgage-backed securities, to ensure both pledgeability and liquidity. The U.S. Government guarantees on MBS, whether explicit or implicit, put most of the portfolio in a secure credit position. The non-agency MBS holdings derive credit support in two ways. Firstly, there is senior and subordinated structuring, and Citizens hold only the most senior tranches. Secondly, there is high quality supporting loan collateral. The collateral quality is evidenced (a) by the vintages, with 82% issued in 2005 and earlier, (b) by the borrower’s weighted loan to value (LTV) ratio of 65%, and (c) by the borrower’s weighted-average FICO score of 734.

£7.6 billion (2007 – £6.0 billion) of the RMBS exposure consists of available-for-sale portfolio of European RMBS in Group Treasury, referencing primarily Dutch and Spanish government-backed loans, and accordingly the quality of these assets has held up relative to other RMBS types. A further £10.0 billion (2007 – £7.8 billion) European RMBS comprised covered mortgage bonds.

The Group has other portfolios of RMBS from secondary trading activities, warehoused positions previously acquired with the intention of further securitisation and a portfolio of assets from the unwinding of a securities arbitrage conduit. This conduit was established to benefit from the margin between the assets purchased and the notes issued. The majority of these held-for-trading RMBS have been grouped together for management purposes.

Some of these assets (£7.0 billion) were reclassified from held-for-trading category to the loans and receivables (£1.8 billion) and available-for-sale categories during the year (£5.2 billion).

Overall, the Group has recognised significant fair value losses on RMBS assets during the year due to reduced market liquidity and deteriorating credit ratings of these assets. The Group has reduced its exposure to RMBS predominantly through fair value hedges and asset sales during the year. These decreases were partially offset by the weakening of sterling relative to the US dollar and euro.

Commercial mortgage-backed securities (audited)
Commercial mortgages backed securities (CMBS) are securities that are secured by mortgage loans on commercial land and buildings. The securities are structured in the same way as an RMBS but typically the underlying assets referenced will be of greater individual value. The performance of the securities are highly dependent upon the sector of commercial property referenced and the geographical region.

The Group accumulated CMBS for the purpose of securitisation and secondary trading. The largest holding of CMBS arose as a result of the Group’s purchase of senior tranches in mezzanine and high grade CMBS structures from third parties. These securities are predominantly hedged with monoline insurers. As a result, the Group’s risk is limited to the counterparty credit risk exposure to the hedge. The Group also holds CMBS arising from securitisations of European commercial mortgages originated by the Group.

The following table shows the composition of the Group’s holdings of CMBS portfolios.

	2008					2007
	US £m	UK £m	Europe £m	ROW(1) £m	Total £m	US £m	UK £m	Europe £m	ROW £m	Total £m
Office	435	938	402	—	1,775	599	534	—	—	1,133
Mixed use	32	106	1,048	45	1,231	—	73	192	—	265
Healthcare	805	143	—	—	948	1,210	—	—	—	1,210
Retail	295	43	17	48	403	398	13	—	—	411
Industry	24	13	81	—	118	61	—	—	100	161
Multi-family	40	—	49	—	89	48	—	—	—	48
Leisure	—	76	—	—	76	—	—	—	—	—
Hotel	40	35	—	—	75	36	—	—	—	36
Other	474	41	49	48	612	932	530	765	64	2,291
	2,145	1,395	1,646	141	5,327	3,284	1,150	957	164	5,555

Note:

(1)	Rest of the World.

Business review continued

Asset-backed collateralised debt and loan obligations (audited)
Collateralised debt obligations are securities whose performance is dependant on a portfolio of referenced underlying securitised assets. The referenced assets generally consist of ABS, but may also include other classes of assets. Collateralised loan obligations represent securities in special purpose entities, the assets of which are primarily cash flows from underlying leveraged loans.

The Group’s ABS CDO and CLO net exposures comprised:

	2008 £m	2007 £m
Super senior CDOs	1,375	3,834
Other CDOs	1,465	1,569
CLOs	3,443	4,082
	6,283	9,485

The Group’s CDO exposures comprise CDOs structured by the Group from 2003 to 2007 that were unable to be sold to third parties due to prevailing illiquid markets with net exposures of £1.4 billion (2007 – £3.8 billion), as well as other CDO net exposures of £1.5 billion (2007 – £1.6 billion) purchased from third parties some of which are fully hedged through CDSs with other banks or monoline insurers.

Business review continued

Super senior CDOs
Super senior CDOs represent the most senior positions in a CDO, having subordination instruments (usually represented by a combination of equity, mezzanine and senior notes) which absorb losses before the super senior note is affected. Losses will only be suffered by the super senior note holders after a certain threshold of defaults of the underlying reference assets has been reached. The threshold is usually referred to in percentage terms of defaults of the remaining pool, and known as the ‘attachment point’. These super senior instruments carry an AAA rating at point of origination, or are senior to other AAA rated notes in the same structure. The level of defaults occurring on recent vintage sub-prime mortgages and other asset classes has been higher than originally expected. This has meant that the subordinate positions have diminished significantly in value, credit quality and rating and, as a result, the super senior tranches of the CDOs have a higher probability of suffering losses than at origination. The ratings of the majority of the underlying collateral are now below investment grade.

Depending on the quality of the underlying reference assets at issuance, the super senior tranches will be either classified as high grade or mezzanine. The majority of the Group’s total exposure relates to high grade super senior tranches of ABS CDOs. This is based upon the original classification of the deals derived from the underlying reference asset rating quality. The table below summarises the carrying amounts and net exposures after hedge protection of the Group’s super senior CDOs as at 31 December 2008. The collateral rating is determined with reference to S&P ratings where available. Where S&P ratings are not available the lower of Moody’s and Fitch ratings have been used.

	2008			2007
	High grade	Mezzanine	Total	High grade	Mezzanine	Total
	£m	£m	£m	£m	£m	£m
Gross exposure	7,673	3,720	11,393	6,420	3,040	9,460
Fair value adjustment	(3,423)	(691)	(4,114)	(3,347)	(1,250)	(4,597)
	4,250	3,029	7,279	3,073	1,790	4,863
Write-downs on net open position	(3,019)	(2,885)	(5,904)	(492)	(537)	(1,029)
Net exposure after hedges	1,231	144	1,375	2,581	1,253	3,834

	%	%	%	%	%	%
Average price	29	6	21	84	70	79
Underlying RMBS sub-prime assets (origination)	69	91	79	69	91	79

Of which originated in:
2005 and earlier	24	23	24	24	23	24
2006	28	69	46	28	69	46
2007	48	8	30	48	8	30

Collateral by rating at reporting date: (2)
AAA	14	—	9	36	—	23
BBB- and above	35	5	24	62	31	51
Non-investment grade	51	95	67	2	69	26

Attachment point (3)	29	46	36	29	46	35
Attachment point post write down	77	97	88	40	62	50

Notes:

(1)	The above table includes data for two trades liquidated in the last quarter of 2008 to provide consistency with comparatives.

(2)	Credit ratings are based on those from rating agencies Standard & Poor’s (S&P), Moody’s and Fitch and have been mapped onto S&P scale.

(3)
Attachment point is the minimum level of losses in a portfolio which a tranche is exposed to, as a percentage of the total notional size of the portfolio. For example, a 5 – 10% tranche has an attachment point of 5% and a detachment point of 10%. When the accumulated loss of the reference pool is less than 5% of the total initial notional of the pool, the tranche will not be affected. However, when the loss has exceeded 5%, any further losses will be deducted from the tranche’s notional principal until detachment point, 10%, is reached.

The change in net exposure during the year is analysed below.

	High grade £m	Mezzanine £m	Total £m
Net exposure at 1 January 2008	2,581	1,253	3,834
Net income statement effect	(1,836)	(1,140)	(2,976)
Foreign exchange and other movements	486	31	517
Net exposure at 31 December 2008	1,231	144	1,375

Business review continued

High grade super senior exposures
As shown in the table below, the majority of the Group’s high grade super senior exposures, represent securities retained in CDO structures originated by the Group.

Gross exposure £m
Group originated deals	6,776
Third party structures	897
7,673

At origination, the reference assets of the high grade structures predominantly comprised investment grade tranches of sub-prime residential mortgage securitisations along with other senior tranches of some combination of ABS assets, including prime and Alt-A RMBS, CMBS, trust preferred ABS, student loan backed ABS and CDO assets. The underlying assets referenced by these super senior securities are primarily more recent vintages (the year the underlying loan was originated), with 48% being 2007. Generally, loans with more recent vintages carry greater discounts, reflecting the market perception of greater default levels than on earlier loan vintages.

The fair value of these assets has fallen significantly during the period, representing the decline in performance in the underlying reference assets and the lack of an active market for the securities. Some of the Group’s holdings (£3.4 billion) have been hedged with monoline counterparties (see page 114).

Mezzanine super senior CDOs
The tranches of CDOs have suffered a greater level of price decline than high grade tranches due to the relative credit quality of the underlying assets. As shown in the table below, the majority of the Group’s mezzanine super senior net exposures represent securities retained in CDO structures originated by the Group.

Gross exposure £m
Group originated deals	3,565
Third party structures	155
3,720

Business review continued

Other CDOs
The net exposure of the Group’s other senior CDOs was £1.5 billion after hedge protection with bank or monoline counterparties. The unhedged exposures comprise CDOs representing smaller positions with various types of underlying collateral, rating and vintage characteristics. The positions hedged with derivative protection from banks include a number of positions referencing early vintages of RMBS and other ABS assets. The Group therefore has no net exposure to certain CDOs before credit valuation adjustment. Due to the early vintage, the assets underlying these structures have not deteriorated to the same degree as the more recently issued securities. The protection purchased is from banks as opposed to monoline insurers and the credit valuation adjustment on banks is less than on monoline insurers.

Additionally, the Group has one exposure that, while not structured as a super senior security, incorporates similar risk characteristics. The exposure results from options sold to a third-party conduit structure on a portfolio of ABS. The Group assumed the risk of these securities only after the first loss protection of had been eroded. The Group also has protection purchased against the remainder of this exposure through a CDS purchased from a monoline insurer.

The Group holds other subordinated note positions in CDO vehicles which have experienced significant reductions in value since inception. The majority of these positions are junior notes that have been fully written down by the Group with no ongoing exposure remaining at the balance sheet date.

CLOs
Collateralised loan obligations represent securities in special purpose entities (SPEs), the assets of which are primarily cash flows from underlying leveraged loans.

The Group has CLO exposures resulting from a number of trading activities. They consist of exposures retained by the Group and from notes purchased from third-party structures. The Group holds super senior securities in two CLO structures which were originated by the Group in 2005 and 2007. The underlying collateral of these structures predominantly references leveraged loans.

£2.3 billion of these assets were reclassified from the held-for-trading category to the loans and receivables (£0.8 billion) and available-for-sale (£1.5 billion) categories during the year.

Other asset backed securities (audited)
Other assets backed securities are securities issued from securitisation vehicles, similar to those in RMBS and CMBS structures, which reference cashflow generating assets other than mortgages. The wide variety of referenced underlying assets result in diverse asset performance levels.

The Group has accumulated these assets from a range of trading and funding activities. The Group’s other asset-backed securities (carrying value) by underlying asset type and geographical region are shown below.

	2008					2007
	US £m	UK £m	Europe £m	ROW £m	Total £m	US £m	UK £m	Europe £m	ROW £m	Total £m
Covered bonds	—	—	3,301	—	3,301	—	—	2,895	—	2,895
Auto	97	29	466	13	605	156	36	108	13	313
Equipment	15	—	—	16	31	60	20	20	7	107
Other consumer	956	428	118	729	2,231	384	17	56	6	463
Utilities and energy	47	19	48	143	257	99	35	34	13	181
Aircraft leases	459	24	—	273	756	287	36	36	141	500
Other leases	1	525	455	—	981	378	135	133	50	696
Trade receivables	15	8	—	—	23	68	24	24	9	125
Film / entertainment	134	—	—	—	134	84	30	29	11	154
Student loans	953	—	—	—	953	629	32	32	12	705
Other	905	588	711	263	2,467	2,797	1,120	1,200	339	5,456
	3,582	1,621	5,099	1,437	11,739	4,942	1,485	4,567	601	11,595

Business review continued

The covered bonds comprise asset-backed securities issued by several Spanish financial institutions. These securities benefit from additional credit enhancement provided by the issuing institutions. The other major asset types that increased since 2007 include other consumer loans by £1.8 billion, leases by £0.5 billion and student loans by £0.2 billion. These and other increases were driven by the weakening of sterling against the US dollar and euro.

Other mortgage-related exposures (unaudited)
The Group’s whole loans and warehouse facilities collateralised by mortgages are analysed below. These facilities primarily relate to UK and European mortgages with US mortgages representing £260 million of whole loans, of which more than 75% comprised prime mortgages.

	2008		2007
	Whole loans £m	Warehouse facilities £m	Whole loans £m	Warehouse facilities £m
Prime	1,905	1,731	453	575
Commercial	1,262	409	2,200	900
Non-conforming	1,396	1,019	57	1,445
Sub-prime	27	—	97	—
	4,590	3,159	2,807	2,920

Counterparty valuation adjustments (audited)
Credit valuation adjustments
Credit valuation adjustments (CVAs) represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures. During 2008, as credit spreads have widened, there has been a significant increase in the CVA as set out in the table below.

	2008 £m	2007 £m
Monoline insurers	5,988	862
CDPCs	1,311	44
Other counterparties	1,738	263
Total CVA adjustments	9,037	1,169

The widening of credit spreads of corporate and financial institution counterparties during the year contributed to a significant increase in the level of CVA adjustments recorded across all counterparties particularly monoline insurers and credit derivative product companies.

The monoline insurer CVA is calculated on a trade-by-trade basis, and is derived using market observable monoline credit spreads. The majority of the monoline CVA is taken against credit derivatives hedging exposures to ABS. The CDPC CVA is calculated using a similar approach. However, in the absence of market observable credit spreads, the cost of hedging the counterparty risk is estimated by analysing the underlying trades and the cost of hedging expected default losses in excess of the capital available in each vehicle.

The CVA for all other counterparties, including those in respect of derivatives with banks, is calculated either on a trade-by-trade basis, reflecting the estimated cost of hedging the risk through credit derivatives, or on a portfolio basis reflecting an estimate of the amount a third party would charge to assume the risk.

Monoline insurers
The Group has purchased protection from monoline insurers, mainly against specific ABS, CDOs and CLOs. Monoline insurers are entities which specialise in providing credit protection against the notional and interest cash flows due to the holders of debt instruments in the event of default by the debt security counterparty. This protection is typically held in the form of derivatives such as credit default swaps (CDS) referencing the underlying exposures held by the Group.

During the year the market value of securities protected by monoline insurers continued to decline as markets deteriorated. As the fair value of the protected assets declined, the fair value of the CDS protection from monoline insurers increased. As the monoline insurers had concentrated their exposures to credit market risks, their perceived credit quality has deteriorated as concerns increased regarding the ability of these counterparties to meet their contractual obligations. This resulted in increased levels of CVA being recorded on the protection asset.

The change in exposure during the year has been driven by the increased value of purchased derivative protection and the strengthening of the US dollar against sterling as significantly all of the exposures are US dollar denominated. The combination of greater exposure and widening credit spreads has increased the level of CVA required. Towards the end of the year the Group reached settlement on a group of contracts with one monoline counterparty, thereby reducing the overall exposure.

The tables below analyse the Group’s holdings of CDS with monoline counterparties.

	2008 £m	2007 £m
Gross exposure to monolines	11,581	3,409
Hedges with bank counterparties	(789)	—
Credit valuation adjustment	(5,988)	(862)
Net exposure to monolines	4,804	2,547

Business review continued

The change in CVA is analysed in the table below:

£m
At 1 January 2008	862
CVA realised in 2008	(1,737)
Net benefit on counterparty hedges	304
Foreign currency movements	1,086
Net benefit on reclassified debt securities	1,916
Net income statement effect	3,557
Balance at 31 December 2008	5,988

	2008				2007
	Notional amount protected assets £m	Fair value protected assets £m	Gross exposure £m	Credit valuation adjustment £m	Notional amount protected assets £m	Fair value protected assets £m	Gross exposure £m	Credit valuation adjustment £m
AAA/AA rated
CDOs	—	—	—	—	4,976	3,006	1,970	150
RMBS	3	2	1	—	73	73	—	—
CMBS	613	496	117	51	3,731	3,421	310	34
CLOs	6,506	4,882	1,624	718	9,941	9,702	239	44
Other ABS	1,548	990	558	251	4,553	4,388	165	14
Other	267	167	100	47	622	516	106	1
	8,937	6,537	2,400	1,067	23,896	21,106	2,790	243

A/BBB rated
CDO of RMBS	5,385	1,363	4,022	1,938	—	—	—	—
RMBS	90	63	27	10	—	—	—	—
CMBS	4,236	1,892	2,344	1,378	—	—	—	—
CLOs	6,009	4,523	1,486	778	—	—	—	—
Other ABS	910	433	477	243	—	—	—	—
Other	265	122	143	79	—	—	—	—
	16,895	8,396	8,499	4,426	—	—	—	—

Sub-investment grade
CDO of RMBS	394	32	362	263	918	453	465	465
RMBS	—	—	—	—	—	—	—	—
CMBS	—	—	—	—	—	—	—	—
CLOs	350	268	82	60	—	—	—	—
Other ABS	1,208	1,037	171	123	—	—	—	—
Other	237	169	68	49	154	—	154	154
	2,189	1,506	683	495	1,072	453	619	619

Total
CDO of RMBS	5,779	1,395	4,384	2,201	5,894	3,459	2,435	615
RMBS	93	65	28	10	73	73	—	—
CMBS	4,849	2,388	2,461	1,429	3,731	3,421	310	34
CLOs	12,865	9,673	3,192	1,556	9,941	9,702	239	44
Other ABS	3,666	2,460	1,206	617	4,553	4,388	165	14
Other	769	458	311	175	776	516	260	155
	28,021	16,439	11,582	5,988	24,968	21,559	3,409	862

The Group also has indirect exposure through wrapped securities and assets which have an intrinsic credit enhancement from a monoline insurer. These securities are traded with the benefit of this credit enhancement and therefore any deterioration in the credit rating of the monoline is reflected in the market prices for these assets.

Business review continued

Credit derivative product companies
A credit derivative product company (CDPC) is a company that sells protection on credit derivatives. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers.

The Group has £4.8 billion of exposures with CDPCs which predominatly relates to tranched credit derivatives. Tranched credit derivatives have exposure to certain default losses that arise in reference portfolio of assets. The Group has bought protection on tranched credit derivatives from CDPCs. The reference portfolios of assets are predominantly investment grade loans and bonds and on average, the trades have exposure to total portfolio default losses that exceed 16% of the portfolio notional up to a level of 50%. CDS spreads have widened and credit protection has become more valuable and the gross exposure to CDPC counterparties has increased. At the same time, the credit quality of CDPC counterparties has declined, reflecting the negative impact of their concentrated credit risk in a declining market. As a result CVA adjustments taken against exposures to these counterparties have increased significantly as described above.

The tables below present a comparison of the protected assets and the fair value and CVA of the CDPC protection.

	2008	2007
	£m	£m
Gross exposure to CDPCs	4,776	863
Credit valuation adjustment	(1,311)	(44)
Net exposure to CDPCs	3,465	819

	2008				2007
	Notional amount protected assets £m	Fair value protected assets £m	Gross exposure £m	Credit valuation adjustment £m	Notional amount protected assets £m	Fair value protected assets £m	Gross exposure £m	Credit valuation adjustment £m
AAA/AA rated	19,092	15,466	3,626	908	20,605	19,742	863	44
A/BBB rated	6,147	4,997	1,150	403	—	—	—	—
	25,239	20,463	4,776	1,311	20,605	19,742	863	44

The movement in the year in CDPC CVA is analysed below:

£m
At 1 January 2008	44
Net benefit on CVA hedges	533
Net benefit on FX hedges	119
Net income statement effect	615
Balance at 31 December 2008	1,311

Business review continued

Leverage finance (audited)
Leveraged finance is commonly employed to facilitate corporate finance transactions, such as acquisitions or buy-outs. A bank acting as a lead manager will typically underwrite the loan, alone or with others, and then syndicate the loan to other participants.

The Group’s syndicated loan book represent amounts retained from underwriting positions where the Group was lead manager or underwriter, in excess of the Group’s intended long term participation.

Since the beginning of the credit market dislocation in the second half of 2007, investor appetite for leveraged loans and similar risky assets has fallen dramatically, with secondary prices falling due to selling pressure and margins increasing, thus also affecting the primary market. There were a small number of deals executed in the first half of 2008 which were much less significant in overall quantum and leverage and which were priced at less than mid-2007 levels. Concerted efforts to sell positions during the first half of 2008 were only partially successful due to the rapid change in market conditions since origination of the loans. Most of the leveraged finance loans were reclassified from the held-for-trading category to loans and receivables category in the second half of 2008.

The table below shows the carrying value of leveraged finance exposures by industry and geography.

	2008					2007(1)
	Americas £m	UK £m	Europe £m	ROW £m	Total £m	Americas £m	UK £m	Europe £m	ROW £m	Total £m
TMT	1,681	628	402	45	2,756	6,924	424	482	25	7,855
Retail	166	550	707	21	1,444	542	1,318	800	49	2,709
Industrial	280	391	413	—	1,084	249	2,003	1,074	44	3,370
Other	11	552	141	35	739	25	339	271	13	648
	2,138	2,121	1,663	101	6,023	7,740	4,084	2,627	131	14,582

Of which:
Held-for-trading	31	31	41	—	103	7,607	3,694	689	51	12,041
Loan and receivables	2,107	2,090	1,622	101	5,920	133	390	1,938	80	2,541
	2,138	2,121	1,663	101	6,023	7,740	4,084	2,627	131	14,582

Of which:
Drawn	2,081	2,090	1,453	94	5,718	2,249	4,025	2,478	122	8,874
Undrawn	57	31	210	7	305	5,491	59	149	9	5,708
	2,138	2,121	1,663	101	6,023	7,740	4,084	2,627	131	14,582

Note:

(1)	Leveraged finance as disclosed above for 31 December 2007 has been aligned with definitions used in 2008 and is consequently £76 million higher than previously published.

The table below analyses the movement in the amounts reported above.

	Held-for-trading			Loans and receivables
	Drawn £m	Undrawn £m	Total £m	Drawn £m	Undrawn £m	Total £m
At 1 January 2008	6,516	5,525	12,041	2,358	183	2,541
Reclassifications	(3,602)	—	(3,602)	3,602	—	3,602
Reclassifications – income effect	216	—	216	19	—	19
Additions	1,171	682	1,853	235	—	235
Sales	(3,826)	(1,882)	(5,708)	(473)	(81)	(554)
Realised losses on sales	(298)	—	(298)	(197)	—	(197)
Funded deals	1,298	(1,298)	—	—	—	—
Lapsed/collapsed deals	(415)	(3,738)	(4,153)	(173)	—	(173)
Change in fair value	(462)	(156)	(618)	n/a	n/a	n/a
Impairment provisions	n/a	n/a	n/a	(1,191)	—	(1,191)
Exchange and other movements	211	161	372	1,603	35	1,638
Presentation changes	(778)	778	—	(96)	96	—
At 31 December 2008	31	72	103	5,687	233	5,920

In addition to the leveraged finance syndicated portfolio discussed above, the Group has £7 billion of portfolio positions, mostly to European companies, that have been classified as loans and receivables since origination.

Business review continued

SPEs and conduits
SPEs (audited)
The Group arranges securitisations to facilitate client transactions and undertakes securitisations to sell financial assets or to fund specific portfolios of assets. The Group also acts as an underwriter and depositor in securitisation transactions involving both client and proprietary transactions. In a securitisation, assets, or interests in a pool of assets, are transferred generally to a special purpose entity (SPE) which then issues liabilities to third party investors. SPEs are vehicles established for a specific, limited purpose, usually do not carry out a business or trade and typically have no employees. They take a variety of legal forms – trusts, partnerships and companies – and fulfil many different functions. As well as being a key element of securitisations, SPEs are also used in fund management activities to segregate custodial duties from the fund management advice provided by the Group.

It is primarily the extent of risks and rewards assumed that determines whether these entities are consolidated in the Group’s financial statements. The following section aims to address the significant exposures which arise from the Group’s activities through specific types of SPEs.

The Group sponsors and arranges own-asset securitisations, whereby the sale of assets or interests in a pool of assets into an SPE is financed by the issuance of securities to investors. The pool of assets held by the SPE may be originated by the Group, or (in the case of whole loan programmes) purchased from third parties, and may be of varying credit quality. Investors in the debt securities issued by the SPE are rewarded through credit-linked returns, according to the credit rating of their securities. The majority of securitisations are supported through liquidity facilities, other credit enhancements and derivative hedges extended by financial institutions, some of which offer protection against initial defaults in the pool of assets. Thereafter, losses are absorbed by investors in the lowest ranking notes in the priority of payments. Investors in the most senior ranking debt securities are typically shielded from loss, since any subsequent losses may trigger repayment of their initial principal.

The Group also employs synthetic structures, where assets are not sold to the SPE, but credit derivatives are used to transfer the credit risk of the assets to an SPE. Securities may then be issued by the SPE to investors, on the back of the credit protection sold to the Group by the SPE.

In general residential and commercial mortgages and credit card receivables form the types of assets generally included in cash securitisations, while corporate loans and commercial mortgages typically serve as reference obligations in synthetic securitisations.

The Group sponsors own-asset securitisations as a way of diversifying funding sources, managing specific risk concentrations, and achieving capital efficiency. The Group purchases the securities issued in own-asset securitisations set up for funding purposes. During 2008, the Group was able to pledge AAA-rated asset-backed securities as collateral for repurchase agreements with major central banks under schemes such as the Bank of England’s Special Liquidity Scheme, launched in April 2008, which allowed banks to temporarily swap high-quality mortgage-backed and other securities for liquid UK Treasury Bills. This practice has contributed to the Group’s sources of funding during 2008 in the face of the contraction in the UK market for inter-bank lending and the investor base for securitisations.

The Group typically does not retain the majority of risks and rewards of own-asset securitisations set up for the purposes of risk diversification and capital efficiency, where the majority of investors tend to be third parties. Therefore, the Group is typically not required to consolidate the related SPEs.

The Group has also established whole loan securitisation programmes in the US and UK where assets originated by third parties are warehoused by the Group for securitisation. The majority of these vehicles are not consolidated by the Group, as it is not exposed to the risks and rewards of ownership.

Conduits (audited)
The Group sponsors and administers a number of asset-backed commercial paper (ABCP) conduits. A conduit is an SPE that issues commercial paper and uses the proceeds to purchase or fund a pool of assets. The commercial paper is secured on the assets and is redeemed either by further commercial paper issuance, repayment of assets or liquidity drawings. Commercial paper is typically short-dated – the length of time from issuance to maturity of the paper is typically up to three months.

The Group’s conduits can be divided into multi-seller conduits and own- asset conduits. In line with market practice, the Group consolidates both types of conduit where it is exposed to the majority of risks and rewards of ownership of these entities. The Group also extends liquidity commitments to multi-seller conduits sponsored by other banks, but typically does not consolidate these entities as it is not exposed the majority of the risks and rewards.

Funding and liquidity
The Group’s most significant multi-seller conduits have thus far continued to fund the vast majority of their assets solely through ABCP issuance. There were significant disruptions to the liquidity of the financial markets during the year following the bankruptcy filing of Lehman Brothers in September 2008 and this required a small amount of the assets held in certain conduits to be funded by the Group rather than through ABCP issuance. By the end of 2008 there had been an improvement in market conditions, supported by central bank initiatives, which enabled normal ABCP funding to replace this Group funding of the conduits.

The average maturity of ABCP issued by the Group’s conduits as at 31 December 2008 was 72.1 days (2007 – 60.9 days).

The total assets held by the Group’s sponsored conduits are £49.9 billion (2007 – £48.1 billion). Since these liquidity facilities are sanctioned on the basis of total conduit purchase commitments, the liquidity facility commitments will exceed the level of assets held, with the difference representing undrawn commitments.

Business review continued

The Group values the funding flexibility and liquidity provided by the ABCP market to fund client- and Group-originated assets. Whereas there are plans to decrease the multi-seller conduit business in line with the Group’s balance sheet, the Group is reviewing the potential for new own-asset conduit structures to add funding diversity.

Multi-seller conduits
The multi-seller conduits were established by the Group for the purpose of providing its clients with access to diversified and flexible funding sources. A multi-seller conduit typically purchases or funds assets originated by the banks’ clients. The multi-seller conduits form the vast majority of the Group’s conduit business (69.4% of the total liquidity and credit enhancements committed by the Group). The Group sponsors six multi-seller conduits which finance assets from Europe, North America and Asia-Pacific.

Assets purchased or financed by the multi-seller conduits include auto loans, residential mortgages, credit card receivables, consumer loans and trade receivables. All assets held by the conduits are recorded on the Group’s balance sheet either as loans and receivables or debt securities.

The third-party assets financed by the conduits are structured with a significant degree of first-loss credit enhancement provided by the originators of the assets. This credit enhancement, which is specific to each transaction, can take the form of over-collateralisation, excess spread or subordinated loan, and typically ensures the conduit asset has a rating equivalent to at least a single-A credit. In addition, and in line with general market practice, the Group provides a small second-loss layer of programme-wide protection to the multi-seller conduits. Given the nature and investment grade equivalent quality of the first loss enhancement provided to the structures, the Group has only a minimal risk of loss on its program wide exposure. The issued ABCP is rated P-1/A1 by Moody’s and Standard & Poor’s.

The Group provides liquidity back-up facilities to the conduits it sponsors. These facilities can be drawn upon by the conduits in the event of a disruption in the ABCP market, or when certain trigger events occur such that ABCP cannot be issued. For a very small number of transactions within two of the multi-seller conduits sponsored by the Group these liquidity facilities have been provided by third-party banks. This typically occurs on transactions where the third-party bank does not use, or have, its own conduit vehicles. Conduit commercial paper issuance is managed such that the spread of maturity dates of the issued ABCP mitigates the short-term contingent liquidity risk of providing back-up facilities. Limits sanctioned for such facilities as at 31 December 2008 totalled approximately £42.9 billion (2007 – £49.2 billion).

The Group’s maximum exposure to loss on its multi-seller conduits is £43.2 billion (2007 – £49.4 billion), being the total amount of the Group’s liquidity commitments plus the extent of programme-wide credit enhancements which relate to conduit assets for whom liquidity facilities were provided by third parties.

Own-asset conduits
The Group also holds three own-asset conduits which fund assets which have been funded at one time by the Group. These vehicles represent 25% of the Group’s conduit business (as a percentage of the total liquidity and credit enhancements committed by the Group), with £14.8 billion of ABCP outstanding at 31 December 2008 (2007 – £10.4 billion). The Group’s maximum exposure to loss on its own-asset conduits is £15.9 billion (2007 – £13.5 billion), being the total drawn and undrawn amount of the Group’s liquidity commitments to these conduits.

Securitisation arbitrage conduits
The Group no longer sponsors any securitisation arbitrage conduits. As part of the integration of ABN AMRO and a strategic review of the conduit business, the sole securitisation arbitrage conduit was dissolved in 2008. All of its assets were transferred to a centrally managed asset unit for run-off or sale.

The Group’s exposure from both its consolidated conduits, including those to which the Group is economically exposed and those which are shared with the other consortium members, and its involvement with third-party conduits are set out in the following table.

Business review continued

	2008			2007 (1)
	Consolidated conduits £m	Third party £m	Total £m	Consolidated conduits £m	Third party £m	Total £m
Total assets held by the conduits	49,857			48,070

Commercial paper issued	48,684			46,532

Liquidity and credit enhancements:
deal specific drawn liquidity
– drawn	1,172	3,078	4,250	1,537	2,280	3,817
– undrawn	57,929	198	58,127	61,347	490	61,837

programme-wide liquidity
– drawn	—	102	102	—	250	250
– undrawn	—	504	504	75	899	974
Programme-wide credit enhancements (2)	2,391	—	2,391	3,096	—	3,096
	61,492	3,882	65,374	66,055	3,919	69,974
Maximum exposure to loss (3)	59,101	3,882	62,983	62,959	3,919	68,878

Notes:

(1)	Total assets held by the conduits and commercial paper issued at 31 December 2007 included:

•	£5.2 billion assets and commercial paper issued relating to and by the Group’s securitisation arbitrage conduit which was dissolved in 2008

•	£10.7 billion assets (corporate loans) and £10.5 billion commercial paper issued relating to a shared conduit – see below.

•	£1.3 billion assets relating to reactivated conduits which started to issue commercial paper in the second half of 2008.

(2)	Programme-wide credit enhancement.

(3)
Maximum exposure to loss is determined as the maximum loss being the maximum amount by borrowers may drawn on their conduits facility for which the Group has provided committed liquidity and credit backstop facilities.

Business review continued

The Group’s exposure from the conduit shared with the other consortium members is set out below:

	2008 £m	2007 £m
Total assets held by the conduits	13,286	10,650

Commercial paper issued	13,028	10,452

Liquidity and credit enhancements: deal specific drawn liquidity
– drawn	258	198
– undrawn	13,566	11,868
	13,824	12,066
Maximum exposure to loss	13,824	12,066

Collateral analysis, geographic, profile, credit ratings and weighted average lives of the assets in the assets relating to the Group’s consolidated conduits and related undrawn commitments are set out in the tables below.

	2008						2007
	Funded assets				Liquidity from third	Total	Funded assets				Liquidity from third	Total
	Loans £m	Securities £m	Total £m	Undrawn £m	parties £m	exposure £m	Loans £m	Securities £m	Total £m	Undrawn £m	parties £m	exposure £m
Auto loans	9,924	383	10,307	1,871	—	12,178	8,066	578	8,644	3,701	(102)	12,243
Corporate loans	430	11,042	11,472	534	—	12,006	36	8,927	8,963	1,390	—	10,353
Credit card receivables	5,844	—	5,844	922	—	6,766	5,104	90	5,194	1,206	—	6,400
Trade receivables	2,745	—	2,745	1,432	(71)	4,106	3,068	320	3,388	2,386	—	5,774
Student loans	2,555	—	2,555	478	(132)	2,901	335	262	597	1,082	(132)	1,547
Consumer loans	2,371	—	2,371	409	—	2,780	1,886	—	1,886	403	—	2,289
Mortgages
Prime	4,416	2,250	6,666	1,188	—	7,854	4,424	2,263	6,687	664	—	7,351
Non-conforming	2,181	—	2,181	727	—	2,908	2,343	234	2,577	740	—	3,317
Sub-prime	—	—	—	—	—	—	9	117	126	363	—	489
Commercial	1,228	507	1,735	66	(23)	1,778	799	1,094	1,893	168	(23)	2,038
Buy-to-let	—	—	—	—	—	—	—	61	61	8	—	69
CDOs	—	—	—	—	—	—	—	2,129	2,129	268	—	2,397
Other	1,851	2,130	3,981	1,615	—	5,596	2,976	2,947	5,923	2,433	—	8,356
	33,545	16,312	49,857	9,242	(226)	58,873	29,046	19,022	48,068	14,812	(257)	62,623

	CP funded assets
	Geographic Distribution					Weighted Average life	Credt ratings (S&P equivalent)
2008	UK £m	Europe £m	US £m	ROW £m	Total £m		AAA £m	AA £m	A £m	BBB £m	Below BBB £m
Auto loans	801	1,706	7,402	398	10,307	1.7	6,075	883	3,349	—	—
Corporate loans	1,714	4,347	3,289	2,122	11,472	4.9	10,767	132	573	—	—
Credit card receivables	633	—	4,999	212	5,844	0.7	3,465	62	2,171	146	—
Trade receivables	68	922	1,371	384	2,745	0.7	120	1,025	1,600	—	—
Student loans	144	—	2,411	—	2,555	0.3	2,296	144	115	—	—
Consumer loans	708	1,195	468	—	2,371	1.7	387	993	923	68	—
Mortgages
Prime	—	2,244	—	4,422	6,666	2.8	2,675	3,876	115	—	—
Non-conforming	960	1,221	—	—	2,181	4.6	351	368	475	987	—
Sub-prime	—	—	—	—	—	—	—	—	—	—	—
Commercial	713	453	74	495	1,735	11.0	274	518	474	469	—
Buy-to-let	—	—	—	—	—	—	—	—	—	—	—
CDOs	—	—	—	—	—	—	—	—	—	—	—
Other	166	1,198	684	1,933	3,981	3.5	3	958	2,786	234	—
	5,907	13,286	20,698	9,966	49,857	2.8	26,413	8,959	12,581	1,904	—

Business review continued

	CP funded assets
	Geographic Distribution					Weighted average life £m	Credt ratings (S&P equivalent)
	UK £m	Europe £m	US £m	ROW £m	Total £m		AAA £m	AA £m	A £m	BBB £m	Below BBB £m
2007
Auto loans	2,250	1,259	4,793	341	8,643	1.9	1,457	3,184	3,940	62	—
Corporate Loans	1,127	1,551	4,658	1,627	8,963	6.5	8,838	15	110	—	—
Credit card receivables	654	—	4,402	138	5,194	1.0	1,286	913	2,848	147	—
Trade receivables	299	816	1,965	309	3,389	0.9	187	732	2,183	236	51
Student loans	140	—	457	—	597	1.6	270	311	16	—	—
Consumer loans	648	724	514	—	1,886	1.2	1,018	473	395	—	—
Mortgages										—	—
Prime	276	565	983	4,863	6,687	3.3	1,896	2,181	2,610	—	—
Non-conforming	1,675	833	—	69	2,577	5.1	268	1,596	713	—	—
Sub-prime	—	—	9	117	126	0.2	117	—	9	—	—
Commercial	1,023	233	198	439	1,893	9.6	746	630	401	116	—
Buy-to-let	61	—	—	—	61	—	37	24		—	—
CDOs	137	520	1,473	—	2,130	2.7	2,115	15	—	—	—
Other	579	1,071	1,950	2,323	5,923	2.8	2,362	784	2,652	125	—
	8,869	7,572	21,402	10,226	48,069	3.3	20,597	10,858	15,877	686	51

Structured investment vehicles (unaudited)
The Group does not sponsor any structured investment vehicles.

Business review continued

Investment funds set up and managed by the Group (unaudited)
The Group’s investment funds are managed by RBS Asset Management (RBSAM), which is an integrated asset management business, which manages investments on behalf of third-party institutional and high net worth investors, as well as for the Group. RBSAM is active in most traditional asset classes and employs both fund of funds structures and multi-manager strategies. Its offering includes money market funds, long only funds and alternative investment funds.

Money market funds
The Group has established and manages a number of money market funds for its customers. When a new fund is launched, RBSAM as fund manager typically provides a limited amount of seed capital to the funds. RBSAM does not have investments in these funds greater than £25 million. As RBSAM does not have holdings in these funds of significant size and as the risks and rewards of ownership are not with the Group, these funds are not consolidated by the Group.

The funds have been authorised by the Irish Financial Services Regulatory Authority as UCITS pursuant to the UCITS Regulations (UCITS Regulations refer to the European Communities’ Undertakings for Collective Investment in Transferable Securities Regulations) and are therefore restricted in the types of investments and borrowings they can make. The structure of the assets within the funds is designed to meet the liabilities of the funds to their investors who have no recourse other than to the assets of the funds. The risks to the Group as a result are restricted to reputational damage if the funds were unable to meet withdrawals when requested on a timely basis or in full.

Money market funds had total assets of £13.6 billion at 31 December 2008 (2007 – £11.2 billion). The sub categories of money market funds are:

•
£8.0 billion (2007 – £5.1 billion) in Money Funds denominated in sterling, US dollars and euro, which invest in short-dated, highly rated money market securities with the objective of providing security, performance and liquidity.

•	£4.9 billion (2007 – £5.5 billion) in multi-manager money market funds denominated in sterling, US dollars and euro, which invest in short dated, highly rated securities.

•
£0.7 billion (2007 – £0.6 billion) in Money Funds Plus denominated in sterling, US dollars and euro, which invest in longer-dated, highly rated securities with the objective of providing security, enhanced performance and liquidity.

Non-money market funds
RBSAM has also established a number of non-money market funds to enable investors to invest in a range of assets including bonds, equities, hedge funds, private equity and real estate. The Group does not have investments in these funds greater than £200 million. As RBSAM does not have holdings in these funds of significant size and as the risks and rewards of ownership are not with the Group, these funds are not consolidated by the Group.

The non-money market funds had total assets of £18.7 billion at 31 December 2008 (31 December 2007 – £19.4 billion). The sub categories of non-money market funds are:

•	£16.0 billion (2007 – £17.0 billion) in multi-manager funds, which offer fund of funds products across bond, equity, hedge fund, private equity and real estate asset classes.

•	£1.6 billion (2007 – £1.3 billion) in committed capital to private equity investments, which invests primarily in equity and debt securities of private companies.

•	£1.1 billion (2007 – £1.1 billion) in credit investments, which invests in various financial instruments.

The structure of the assets within the funds is designed to meet the liabilities of the funds to their investors who have no recourse other than to the assets of the funds. The risks to the Group as a result are restricted to reputational damage if the funds were unable to meet withdrawals when requested on a timely basis or in full, and the Group’s own investment in the funds.

The Group’s maximum exposure to non-money market funds is represented by the investment in the shares of each fund and was £200 million at 31 December 2008 (2007 – £171 million).

Governance

125	Board of directors and secretary
127	Report of the directors
133	Corporate governance
140	Letter from the Chairman of the Remuneration Committee
141	Directors’ remuneration report
153	Directors’ interests in shares
154	Statement of directors’ responsibilities

Board of directors and secretary

Chairman

Appointed to the Board on 19 January 2009, Philip Hampton is currently chairman of J Sainsbury plc. Previously, he was group finance director of Lloyds TSB Group plc, BT Group plc, BG Group plc, British Gas and British Steel plc, an executive director of Lazards and a non-executive director of RMC Group plc. He is also former chairman of UK Financial Investments Limited, the company established to manage the UK Government's shareholding in banks subscribing to its recapitalisation fund, and is a non-executive director of Belgacom SA.

Executive directors

Appointed to the Board on 1 October 2008 and as Group Chief Executive on 21 November 2008, Stephen Hester was chief executive of The British Land Company PLC. He was previously chief operating officer of Abbey National plc and prior to that he held positions with Credit Suisse First Boston including Chief Financial Officer, Head of Fixed Income and co-Head of European Investment Banking. In February 2008, he was appointed non-executive deputy chairman of Northern Rock plc, a position he relinquished on 1 October 2008. He is also a trustee of The Foundation and Friends of the Royal Botanical Gardens, Kew.

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

Appointed to the Board in February 2006, Guy Whittaker joined RBS after spending 25 years with Citigroup where he was the group treasurer based in New York and prior to that had held a number of management positions within the financial markets business based in London.

Key to abbreviations
A  member of the Audit Committee
N  member of the Nominations Committee
R  member of the Remuneration Committee
*  independent non-executive director

Non-executive directors

Appointed to the Board in June 2002, Colin Buchan was educated in South Africa and spent the early part of his career in South Africa and the Far East. He has considerable international investment banking experience, as well as experience in very large risk management in the equities business. He was formerly a member of the group management board of UBS AG and head of equities of UBS Warburg, and was the former chairman of UBS Securities Canada Inc. He is chairman of Standard Life Investments Limited and a director of Standard Life plc and Black Rock World Mining Trust Plc.

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

Appointed to the Board in September 2004, Joe MacHale is currently a non-executive director and chairman of the remuneration committee of Brit Insurance Holdings plc, and a trustee and treasurer of MacMillan Cancer Support. He held a number of senior executive positions with J P Morgan between 1979 and 2001 and was latterly chief executive of J P Morgan Europe, Middle East and Africa Region. He is a fellow of the Institute of Chartered Accountants.

Appointed to the Board on 1 October 2008, John McFarlane is former chief executive officer of Australia and New Zealand Banking Group Limited. Previously he was a group executive director of Standard Chartered and was head of Citicorp/Citibank in the UK and Ireland. He is currently a non-executive director of Westfield Holdings Limited and a director of Old Oak Holdings Limited. He is a former president of the International Monetary Conference and a former chairman of the Australian Bankers Association. He has previously served as a director of the London Stock Exchange and a member of the Auditing Practices Board.

Appointed to the Board on 1 October 2008, Arthur Ryan is the former chairman, chief executive officer and president of Prudential Financial Inc. Previously he held senior positions with Prudential Insurance and the former Chase Manhattan Bank NA. He is currently a non-executive director of Regeneron Pharmaceuticals Inc. and an active member of numerous community boards. He was a founding member of the Financial Services Forum.

Group General Counsel and Group Secretary

Miller McLean was appointed Group Secretary in August 1994. He is a trustee of the Industry and Parliament Trust, non-executive chairman of The Whitehall and Industry Group, and president of the Chartered Institute of Bankers in Scotland.

Report of the directors

For certain recent developments relating to matters discussed in this report, which is dated 25 February 2009, you should read the “Recent Developments” section of this document.

The directors present their report together with the audited accounts for the year ended 31 December 2008.

Capital restructuring
In November 2008, HM Treasury announced the establishment of UK Financial Investments Limited, a company wholly owned by the UK Government which will manage, on an arms-length basis, the UK Government’s shareholding in the company and other banks that subscribed to the government’s recapitalisation fund.

Following a placing and open offer in December 2008, HM Treasury now holds approximately 58% of the enlarged issued ordinary share capital of the company. In addition, HM Treasury holds £5 billion non- cumulative sterling preference shares in the company.

Subsequently, on 19 January 2009, the company announced in conjunction with HM Treasury and UK Financial Investments Limited, that the preference shares held by HM Treasury will be replaced with new ordinary shares. Eligible shareholders will be able to apply to subscribe for approximately £5 billion of new ordinary shares pro rata to their existing shareholdings at a fixed price of 31.75 pence per share by way of an open offer. Any shares not taken up by shareholders in the open offer (or otherwise placed on behalf of the company) will be subscribed for by HM Treasury at a fixed price of 31.75 pence per share and the aggregate proceeds of the open offer will be used to fund the redemption of the preference shares held by HM Treasury, together with the redemption premium on the preference shares, accrued dividend, and commissions payable to HM Treasury on the offer. The preference shares will be redeemed at 101 per cent of their issue price. Dividends will continue to accrue on the preference shares until redemption. This may result in HM Treasury’s shareholding increasing to approximately 70% of the enlarged ordinary share capital of the company.

Results and dividends
The loss attributable to the ordinary shareholders of the company for the year ended 31 December 2008 amounted to £24,137 million compared with a profit of £7,303 million for the year ended 31 December 2007, as set out in the consolidated income statement on page 158.

The company did not pay an interim dividend in 2008. On 15 September 2008, shareholders received one new ordinary share for every 40 shares held on the record date of 12 September 2008 by way of a capitalisation issue.

As part of an agreement with HM Treasury, the company undertook not to pay any dividends on the ordinary shares until such time as the £5 billion non-cumulative sterling preference shares issued to HM Treasury in December 2008 were repaid.

Upon redemption of the preference shares as noted above, the restriction on payment of ordinary dividends will be removed. However, it is not the Board’s intention to pay a dividend on ordinary shares in 2009.

Business review
Activities
The company is a holding company owning the entire issued ordinary share capital of The Royal Bank of Scotland plc, the principal direct operating subsidiary undertaking of the company. The “Group” comprises the company and all its subsidiary and associated undertakings, including the Royal Bank and NatWest. Details of the principal subsidiary undertakings of the company are shown in Note 16 on the accounts.

The Group is engaged principally in providing a wide range of banking, insurance and other financial services. Further details of the organisational structure and business overview of the Group, including the products and services provided by each of its divisions and the competitive markets in which they operate, is contained in the Business review on pages 4 to 5 and 12.

The Group is currently undertaking a strategic review that is expected to re-focus the Group on those businesses with clear competitive advantages and attractive marketing positions, primarily in stable, low-to-medium risk sectors.

Risk factors
The Group’s future performance and results could be materially different from expected results depending on the outcome of certain potential risks and uncertainties. Details of the principal risk factors the Group faces are given in the Business review on pages 13 to 20.

The reported results of the Group are also sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Details of the Group’s critical accounting policies and key sources of accounting judgements are included in the Accounting policies on pages 162 to 172.

The Group’s approach to risk management, including its financial risk management objectives and policies and information on the Group’s exposure to price, credit, liquidity and cash flow risk, is discussed in the Risk, capital and liquidity management section of the Business review on pages 57 to 123.

Financial performance
A review of the Group’s performance during the year ended 31 December 2008, including details of each division, and the Group’s financial position as at that date is contained in the Business review on pages 34 to 52.

Business developments
In October 2007, RFS Holdings B.V. (RFS Holdings), a company jointly owned by the company, Fortis N.V., Fortis SA/NV and Banco Santander S.A. and controlled by the company, completed the acquisition of ABN AMRO Holding N.V. (ABN AMRO).

On 3 October 2008, the State of the Netherlands acquired Fortis Bank Nederland (Holding) N.V. (including the Fortis interest in RFS Holdings that represents the remaining Fortis-acquired businesses of ABN AMRO) as well as Fortis’ participation in certain Dutch insurance activities. On 24 December 2008, the Fortis interest in RFS Holdings was transferred from Fortis Bank Nederland (Holding) N.V. into the direct ownership of the State of the Netherlands, subject to completion of certain formalities. On the same date, the State of the Netherlands executed a Deed of Accession with the company, Banco Santander S.A., and RFS Holdings pursuant to which it acceded to the Consortium and Shareholders’ Agreement dated 28 May 2007 (as subsequently amended from time to time).

Report of the directors (continued)

RFS Holdings is implementing an orderly separation of the business units of ABN AMRO with the company retaining the following ABN AMRO business units:

•	Continuing businesses of Business Unit North America;

•	Business Unit Global Clients (excluding the Brazil Global Clients Business) and wholesale clients in the Netherlands (including former Dutch wholesale clients) and Latin America (excluding Brazil);

•	Business Unit Asia including Private Clients India and Indonesia; and Interest in Prime Bank, Pakistan (excluding the interest in Saudi Hollandi);

•	Business Unit Europe (excluding Antonveneta);

Employees
As at 31 December 2008, the Group employed over 199,000 employees (full-time equivalent basis) throughout the world. Details of employee related costs are included in Note 3 on the accounts on page 175.

The Group utilises a wide range of recruitment channels to ensure that the recruitment and development of its employees are fully aligned to its organisational requirements.

The Group offers a competitive remuneration and benefits package to all employees.

Employees are able to participate in incentive plans specific to their business, and the Buy As You Earn and Sharesave schemes align the interests of employees with those of shareholders.

Employee learning and development
The Group maintains a strong commitment to creating and providing learning opportunities for all its employees through a variety of personal development and training programmes and learning networks. Employees are encouraged to do voluntary work with community partners.

Employee communication
Employee engagement is encouraged through a range of communication channels, at both a divisional and Group level. These channels provide access to news and information in a number of ways, including the intranet, magazines, video, team meetings led by line managers, briefings held by senior managers and regular dialogue with employees and employee representatives.

The Group Chief Executive and other senior Group executives regularly communicate with employees across a range of channels.

Employee consultation
Each year, all employees are invited to complete the global employee opinion survey. The survey is confidential and independently managed by Towers Perrin-ISR. The survey provides a channel for employees to express their views and opinions about the Group on a range of key issues.

In 2008, the response rate was 88%, the second highest response rate since the survey began. This represents over 156,000 employees participating in the survey, from more than 50 countries and in 20 languages. For the first time, this survey was extended to former ABN AMRO employees.

The Group recognises employee representative organisations such as trade unions and work councils in a number of businesses and countries. The Group has a European Employee Communication Council that provides elected representatives with an opportunity to understand better the impact on its European operations.

Diversity
The Group's Diversity policy and associated policy standards set a framework for broadening the Group’s talent base, achieving the highest levels of performance and enabling all employees to reach their full potential irrespective of age, disability, gender, marital status, political opinion, race, religion or belief or sexual orientation.

The Group is also committed to ensuring that all prospective applicants for employment are treated fairly and equitably throughout the recruitment process and its comprehensive resourcing standards cover the attraction and retention of individuals with disabilities. Reasonable adjustments are provided to support applicants in the recruitment process where these are required. The Group provides reasonable workplace adjustments for new entrants into the Group and for existing employees who become disabled during their employment.

Safety, health and wellbeing
Protecting its employees and customers from harm is a fundamental principle of the way the Group operates and its goal is to minimise work related injuries and ill health. The Group also recognises that the general health and wellbeing of its employees impacts on their engagement and productivity. Promoting good health, and providing support to its employees when they need it, is therefore also core to its approach.

During 2008, the Group focused on the core themes of globalisation of safety, health and wellbeing, improving health and raising awareness, while continuing to manage safety and health risks.

Pre-employment screening
The Group has a comprehensive pre-employment screening policy to guard against possible infiltration and employee-related fraud. In addition to existing workplace security measures, all people engaged on Group business are now being screened prior to commencing employment.

Code of conduct
The Code of Conduct and related policies forms part of the terms and conditions of employment for all those employed by the Group and sets standards for those not directly employed such as contractors and agency workers.

The code supports the Group’s aim to operate in a similar way across the many countries in which it operates and is therefore applicable to employees in all locations. The code is a high level collection of key policies to inform employees of the Group’s expectations of their behaviour and practices.

Report of the directors (continued)

Corporate responsibility
The Group believes that meeting high standards of environmental, social and ethical responsibility is key to the way it does business.

The Group’s business is managed in a way that takes account of the social and environmental impact of its activities. In order to identify the issues that matter most to its stakeholders, an annual research project is conducted. This work provides the foundation of the corporate responsibility strategy. It enables all parts of the Group to focus their efforts and resources on the most important issues. Having the right management structures in place and clear leadership helps set the framework against which this happens. There are issue-specific steering groups that feed into the Corporate Responsibility Forum, which considers the Group’s current performance and proposes new initiatives. The Group’s governance structure for corporate responsibility extends throughout the organisation.

Further details of the Group’s corporate responsibility policies will be contained in the 2008 Corporate Responsibility Report.

Going concern
The Group’s business activities and financial position; the factors likely to affect its future development and performance; and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Business review.

As set out in the Business review, recent economic conditions have seen severe dislocation in many financial markets and an unprecedented reduction in liquidity globally. ‘Liquidity risk’ describes the measures governments and central banks in the UK and around the world have taken to provide capital and liquidity to banks. The Group used a number of these funding facilities during 2008 and its funding and capital plans for the next twelve months from the date of approval of these accounts assume continuing reliance on and the continuation of these measures. These plans have been shared with the Tripartite Authorities in the UK.

Following the rights issue in June 2008 and the open offer in December 2008, the Group’s capital ratios are at historically high levels and will be further strengthened by the restructuring of the UK Government’s preference shares. The UK Government owns 57.9% of the ordinary share capital of the Group. This could increase to 70.4% following the fully underwritten open offer announced in January 2009 and provides tangible evidence of the UK Government’s support for the Group reflecting its importance to the UK economy and financial system.

The directors have reviewed the Group’s forecasts, projections and other relevant evidence including the ongoing measures from governments and central banks in the UK and around the world to sustain the banking sector. Whilst the Group has received no guarantees, the directors have a reasonable expectation, based on experience to date, of continued and sufficient access to the funding facilities referred to above and, accordingly, that the Group and the company will continue in operational existence for the foreseeable future. The financial statements of the Group and of the company have, therefore, been prepared on a going concern basis.

Corporate governance
The company is committed to high standards of corporate governance. Details are given on pages 133 to 137.

Ordinary share capital
In June 2008, the company issued 6,123 million ordinary shares of 25p each through a rights issue on the basis of 11 new ordinary shares for every 18 existing shares held, at an issue price of £2 per share, raising £12 billion.

In September 2008, the company issued 403 million ordinary shares of 25p to existing shareholders by way of a capitalisation issue on the basis of one new ordinary share for every 40 shares held.

In December 2008, the company issued 22,910 million ordinary shares of 25p each by way of a Placing and Open Offer on the basis of 18 new ordinary shares for every 13 existing shares held, at an issue price of 65.5 pence per share, raising £14.7 billion. HM Treasury acquired 22,854 million of these shares and now holds 57.9% of the enlarged ordinary share capital of the company.

During the year, the ordinary share capital was also increased by 13.5 million ordinary shares allotted as a result of awards and the exercise of options under the company’s share schemes.

Details of the authorised and issued ordinary share capital at 31 December 2008 are shown in Note 27 on the accounts.

Preference share capital
In December 2008, the company issued 5 million non-cumulative sterling preference shares to HM Treasury at £1,000 per preference share, raising £5 billion.

As discussed on page 127, the company, subject to shareholder approval, intends to issue new ordinary shares by way of an open offer, the proceeds from which will be used to redeem the preference shares issued to HM Treasury, together with the accrued dividend.

Details of the authorised and issued preference share capital at 31 December 2008 are shown in Note 27 on the accounts.

Authority to repurchase shares
At the Annual General Meeting in 2008, shareholders renewed the authority for the company to make market purchases of up to 1,000,710,085 ordinary shares. The directors have not used this authority to date and there is no current intention that the authority will be exercised. This authority will lapse at the conclusion of the AGM of the company in 2009 and no renewal will be sought.

Additional information
Where not provided previously in the Report of the directors, the following provides the additional information required to be disclosed by Part 7 of the Companies Act 1985 as amended.

The rights and obligations attaching to the company’s ordinary shares and preference shares are set out in the company’s Articles of Association, copies of which can be obtained from Companies House in the UK or at www.rbs.com.

On a show of hands at a general meeting of the company every holder of ordinary shares and cumulative preference shares present in person or by proxy and entitled to vote shall have one vote. On a poll, every holder of ordinary shares present in person or by proxy and entitled to vote shall have one vote for every share held. On a poll, holders of

Report of the directors (continued)

cumulative preference shares present in person or by proxy and entitled to vote shall have four votes for every share held. The Notice of the Annual General Meeting specifies the deadlines for exercising voting rights and appointing a proxy or proxies to vote in relation to resolutions to be passed at the meeting.

The cumulative preference shares represent less than 0.01 % of the total voting rights of the company, the remainder being represented by the ordinary shares.

There are no restrictions on the transfer of ordinary shares in the company other than certain restrictions which may from time to time be imposed by laws and regulations (for example, insider trading laws). Pursuant to the Listing Rules of the Financial Services Authority, certain employees of the company require the approval of the company to deal in the company’s shares.

A number of the company’s share plans include restrictions on transfers of shares while the shares are subject to the plans, in particular the Employee Share Ownership Plan.

The rights and obligations of holders of non-cumulative preference shares are set out in Note 27 on the accounts on pages 227 to 229.

The company is not aware of any agreements between shareholders that may result in restrictions on the transfer of securities and/or voting rights. There are no persons holding securities carrying special rights with regard to control of the company.

Under the rules of certain employee share plans, eligible employees are entitled to acquire shares in the company, and shares are held in trust for participants by The Royal Bank and Ulster Bank Dublin Trust Company as Trustees. Voting rights are exercised by the Trustees on receipt of participants’ instructions. If a participant does not submit an instruction to the Trustee no vote is registered.

The Royal Bank of Scotland Group plc 2001 Employee Share Trust, The Royal Bank of Scotland Group plc 2007 US Employee Share Trust and The Royal Bank of Scotland plc 1992 Employee Share Trust hold shares on behalf of the Group’s employee share plans. The voting rights are exercisable by the Trustees, however, in accordance with investor protection guidelines, the Trustees abstain from voting. The Trustees would take independent advice before accepting any offer in respect of their shareholdings for the company in a takeover bid situation.

The rules governing the appointment of directors are set out in Corporate governance on page 133. The company’s Articles of Association may only be amended by a special resolution at a general meeting of shareholders.

A change of control of the company following a takeover bid may cause a number of agreements to which the company is party to take effect, alter or terminate. In addition, a number of executive directors' service agreements may be affected on a change of control. All of the company’s employee share plans contain provisions relating to a change of control. Outstanding awards and options may vest and become exercisable on change of control, subject where appropriate to the satisfaction of any performance conditions at that time and pro- rating of awards. In the context of the company as a whole, these agreements are not considered to be significant.

Directors
The names and brief biographical details of the directors are shown on pages 125 and 126.

Gordon Pell, Guy Whittaker, Colin Buchan, Archie Hunter and Joe MacHale served throughout the year and to the date of signing of the financial statements.

Stephen Hester, John McFarlane and Arthur 'Art' Ryan were appointed as directors on 1 October 2008.

Johnny Cameron ceased to be a director on 13 October 2008.

Sir Fred Goodwin and Mark Fisher ceased to be directors on 21 November 2008.

Larry Fish ceased to be a director on 31 December 2008.

Sir Tom McKillop ceased to be Chairman on 3 February 2009.

Philip Hampton was appointed as a director and Chairman-designate on 19 January 2009 and as Chairman on 3 February 2009.

Jim Currie, Bill Friedrich, Bud Koch, Janis Kong, Sir Steve Robson, Bob Scott and Peter Sutherland ceased to be directors on 6 February 2009.

Philip Hampton, Stephen Hester, John McFarlane and Arthur ‘Art’ Ryan will retire and offer themselves for election at the forthcoming Annual General Meeting. Details of the service agreement for Stephen Hester are set out on page 143. No other director seeking election has a service agreement.

Directors’ interests
The interests of the directors in the shares of the company at 31 December 2008 are shown on page 153. None of the directors held an interest in the loan capital of the company or in the shares or loan capital of any of the subsidiary undertakings of the company, during the period from 1 January 2008 to 25 February 2009.

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

Directors' disclosure to auditors:
Each of the directors at the date of approval of this report confirms that:

(a)	so far as the director is aware, there is no relevant audit information of which the company’s auditors are unaware; and

Report of the directors (continued)

(b)
 the director has taken all the steps that he ought to have taken as a director to make himself aware of any relevant audit information and to establish that the company’s auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 234ZA of the Companies Act 1985.

Report of the directors (continued)

Shareholdings
The table below shows the shareholders that have notified the Group that they hold more than 3% of the voting rights in the undernoted classes of shares as at 31 December 2008.

	Number of shares	% held
Ordinary shares:
Solicitor For The Affairs of Her Majesty’s Treasury As Nominee for Her Majesty’s Treasury	22,853,798,818	57.92
11% cumulative preference shares:
Guardian Royal Exchange Assurance plc	129,830	25.97
Windsor Life Assurance Company Limited	51,510	10.30
Cleaning Tokens Limited	25,500	5.10
Mr S J and Mrs J A Cockburn	15,520	3.10
Mr Stephen J Cockburn	15,290	3.06
51/2% cumulative preference shares:
Mr P S and Mrs J M Allen; Miss C L Allen, and Miss J C Allen	112,949	28.23
Commercial Union Assurance plc	91,429	22.86
Bassett-Patrick Securities Limited (1)	46,255	11.56
E M Behrens Charitable Trust	20,000	5.00
Trustees of The Stephen Cockburn Limited Pension Scheme	19,879	4.97
Mrs Gina Wild	19,800	4.95
Miss Elizabeth Hill	16,124	4.03
Mr W T Hardison Jr.	13,532	3.38

Note:

(1)
Notification has been received on behalf of Mr A W R Medlock and Mrs H M Medlock that they each have an interest in the holding of 512% cumulative preference shares registered in the name of Bassett-Patrick Securities Limited noted above and that there are further holdings of 5,300 and 5,000 shares, respectively, of that class registered in each of their names.

Charitable contributions
In 2008 the contribution to the Group’s Community Investment programmes was £66.3 million (2007 – £57.7 million). The total amount given for charitable purposes by the company and its subsidiary undertakings during the year ended 31 December 2008 was £24.8 million (2007 – £32.1 million).

The company’s community investment is focused on the issues most relevant to it as a financial institution, including preventing exclusion from banking services, promoting financial understanding and supporting small businesses and entrepreneurs.

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

At 31 December 2008, the Group’s trade creditors represented 30 days (2007 – 30 days) of amounts invoiced by suppliers.

Auditors
The auditors, Deloitte LLP, have indicated their willingness to continue in office. A resolution to re-appoint Deloitte LLP as the company’s auditor will be proposed at the forthcoming Annual General Meeting.

By order of the Board

Miller McLean
Secretary
25 February 2009

The Royal Bank of Scotland Group plc
is registered in Scotland No. 45551.

Corporate governance

The company is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Throughout the year ended 31 December 2008, the company has complied with all of the provisions of the Combined Code issued by the Financial Reporting Council in June 2006 (the “Code”) except in relation to the provision that the Remuneration Committee should have delegated responsibility for setting remuneration for the Chairman and executive directors. The company considers that this is a matter which should rightly be reserved for the Board. No director is involved in decisions regarding his or her own remuneration.

During the period following the changes to the Board on 6 February 2009 to the date of this Report and Accounts, the company has not had a senior independent director and the Remuneration Committee has comprised two independent non-executive directors and the Chairman of the Board, not the three independent non-executive directors required by the Code. The Board is in the process of recruiting three additional independent non-executive directors and plans to appoint a senior independent director and an additional member of the Remuneration Committee as part of the recruitment process.

The company has also complied with the Financial Reporting Council Guidance on Audit Committees issued in October 2008 in all material respects.

Under the US Sarbanes-Oxley Act of 2002 (the “Act”), specific standards of corporate governance and business and financial disclosures apply to companies with securities registered in the US. The company complies with all applicable sections of the Act.

The New York Stock Exchange
As a foreign issuer with American Depositary Shares (ADS) representing ordinary shares, preference shares and debt securities listed on the New York Stock Exchange (NYSE), the company must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under the NYSE’s corporate governance listing standards. In addition, the company must comply fully with the provisions of the listing standards that relate to the composition, responsibilities and operation of audit committees. These provisions incorporate the relevant rules concerning audit committees of the US Securities Exchange Act of 1934.

The company has reviewed its corporate governance arrangements and is satisfied that these are consistent with the NYSE’s corporate governance listing practices, with the exception that the Chairman of the Board is Chairman of the Nominations Committee and is a member of the Remuneration Committee, both of which are permitted by the UK Combined Code (since the Chairman was considered independent on appointment). The company’s Audit, Nomination and Remuneration Committees are otherwise composed solely of non-executive directors deemed by the Board to be independent. The NYSE’s corporate governance listing standards also require that a compensation committee has direct responsibility to review and approve Group Chief Executive remuneration. The Board, rather than the Remuneration Committee, reserves the authority to make the final determination of the remuneration of the Group Chief Executive.

The Group Audit Committee complies with the provisions of the NYSE’s corporate governance listing standards that relate to the composition, responsibilities and operation of audit committees. In June 2008, the company submitted its required annual written affirmation to the NYSE confirming its full compliance with those and other applicable provisions. More detailed information about the Audit Committee and its work during 2008 is set out in the Audit Committee Report on pages 136 and 137.

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

The roles of the Chairman and Group Chief Executive are distinct and separate, with a clear division of responsibilities. The Chairman leads the Board and ensures the effective engagement and contribution of all executive and non-executive directors. The Group Chief Executive has responsibility for all Group businesses and acts in accordance with the authority delegated by the Board. Responsibility for the development of policy and strategy and operational management is delegated to the Group Chief Executive and other executive directors.

All directors participate in discussing strategy, performance and the financial and risk management of the company. Meetings of the Board are structured to allow open discussion.

There were nine scheduled Board meetings during 2008. The directors were supplied with comprehensive papers in advance of each Board meeting covering the Group’s principal business activities. Members of executive management attend and make regular presentations at meetings of the Board. In addition to scheduled meetings, a number of ad hoc Board meetings and Chairman’s Committee meetings were held during 2008. These meetings were attended by the majority of directors.

The Board is aware of the other commitments of its directors and has established procedures for ensuring that the Board’s powers for authorising directors’ conflicts of interest are being operated effectively. With effect from 1 October 2008, the Companies Act 2006 introduced a statutory duty on directors to avoid conflicts of interest. Since that date, the Board has considered, and where appropriate authorised, any actual or potential conflicts of interests that directors may have.

Board balance and independence
The Board currently comprises the Chairman, three executive directors and five non-executive directors. The Board functions effectively and efficiently and is considered to be of an appropriate size. The directors provide the Group with the knowledge, mix of skills, experience and networks of contacts required. The Board Committees comprise directors with a variety of relevant skills and experience so that no undue reliance is placed on any individual.

The non-executive directors combine broad business and commercial experience with independent and objective judgement. The balance between non-executive and executive directors enables the Board to provide clear and effective leadership and maintain the highest standards of integrity across the company’s business activities. The names and biographies of all Board members are set out on pages 125 and 126.

In addition to the Chairman, there are five independent and three non-independent directors (i.e. the executive directors) on the Board. Following Bob Scott ceasing to be a director on 6 February 2009, a replacement senior independent director will be appointed in due course. The Board plans to appoint, in consultation with HM Treasury, three new independent non-executive directors to the Board during 2009.

The Board considers that the Chairman was independent on appointment and all non-executive directors are independent for the purposes of the Code.

Re-election of directors
Directors must stand for re-election by shareholders at least once every three years. Any non-executive directors who have served for more than nine years will also stand for annual re-election and the Board will consider their independence at that time. The proposed re-election of directors is subject to prior review by the Board.

The names of directors standing for election at the 2009 Annual General Meeting are included on page 130 and further information will be given in the Chairman’s letter to shareholders in relation to the company’s Annual General Meeting.

Information, induction and professional development
All directors receive accurate, timely and clear information on all relevant matters, and have access to the advice and services of the Group General Counsel and Group Secretary who is responsible to the Board for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. In addition, all directors are able, if necessary, to obtain independent professional advice at the company’s expense.

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

Performance evaluation
The Board has undertaken a formal and rigorous evaluation of its own performance and that of its committees and individual directors.

In 2008, this was conducted internally using detailed questionnaires and individual meetings with each director. Amongst the areas reviewed were the role of the Board and Committees, composition, meetings and processes, performance and reporting, and external relationships. The Board has considered and discussed reports on the outcomes of the evaluations and is satisfied with the way in which the evaluations have been conducted.

A number of initiatives are already underway aimed at improving the overall performance and effectiveness of the Board, including further Board appointments, restructuring Board agendas and allowing more time at Board meetings to consider strategic issues. In addition, a number of actions have already been taken to enhance reporting to the Board and Audit Committee on risk matters, liquidity and funding.

In addition, the former Chairman evaluated the individual performance of each director. The former senior independent director canvassed the views of the executive directors and met with the non-executive directors as a group without the former Chairman present to consider his performance.

Board Committees
In order to provide effective oversight and leadership, the Board has established a number of Board Committees with particular responsibilities. The Committee chairmanship and membership are reviewed on a regular basis. The names and biographies of all Board Committee members are set out on pages 125 and 126.

The terms of reference of the Audit, Remuneration and Nominations Committees and the standard terms and conditions of appointment of non-executive directors are available on the Group’s website (www.rbs.com) and copies are available on request.

Audit Committee
All members of the Audit Committee are independent non-executive directors. The Audit Committee holds at least five meetings each year. The Audit Committee’s report is set out on pages 136 and 137.

Remuneration Committee
The Remuneration Committee is comprised of independent non-executive directors, together with the Chairman of the Board. The Remuneration Committee holds at least three meetings each year.

The Directors’ Remuneration Report is contained on pages 141 to 152.

Nominations Committee
The Nominations Committee comprises independent non-executive directors, under the chairmanship of the Chairman of the Board. The Nominations Committee meets as required.

The Nominations Committee is responsible for assisting the Board in the formal selection and appointment of directors. The committee engages with external consultants, it considers potential candidates and recommends appointments of new directors to the Board. The appointments are based on merit against objective criteria, including the time available of the potential director and the commitment which will be required.

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

Meetings
The number of scheduled meetings of the Board and the Audit, Remuneration and Nominations Committees and individual attendance by members in 2008 is shown below.

	Board	Audit	Remuneration	Nominations
Total number of
meetings in 2008	9	6	3	5
Number of meetings
attended in 2008:
Sir Tom McKillop (1)	9	—	3	5
Sir Fred Goodwin (2)	8	—	—	—
Mr Buchan	8	6	2	—
Mr Cameron (3)	7	—	—	—
Dr Currie (4)	9	—	3	—
Mr Fish	8	—	—	—
Mr Fisher (2)	6	—	—	—
Mr Friedrich (4)	9	6	—	—
Mr Hester (5)	3	—	—	—
Mr Hunter	9	6	—	5
Mr Koch (4)	9	—	—	—
Mrs Kong (4)	9	—	3	—
Mr MacHale	9	6	—	—
Mr McFarlane (5)	3	—	—	—
Mr Pell	9	—	—	—
Sir Steve Robson (4)	7	6	—	—
Mr Ryan (5)	3	—	—	—
Mr Scott (4)	9	—	3	3
Mr Sutherland (4)	7	—	3	4
Mr Whittaker	9	—	—	—

Notes:

(1)	Sir Tom McKillop ceased to be a director on 3 February 2009.

(2)	Sir Fred Goodwin and Mark Fisher ceased to be directors on 21 November 2008.

(3)	Johnny Cameron ceased to be a director on 13 October 2008.

(4)	Jim Currie, Bill Friedrich, Bud Koch, Janis Kong, Sir Steve Robson, Bob Scott and Peter Sutherland ceased to be directors on 6 February 2009.

(5)	Stephen Hester, John McFarlane and Arthur 'Art' Ryan were appointed as directors on 1 October 2008.

Relations with shareholders
The company communicates with shareholders through the Annual Report and Accounts and by providing information in advance of the Annual General Meeting. Individual shareholders can raise matters relating to their shareholdings and the business of the Group at any time throughout the year primarily by letter, telephone or email via the Group’s website (www.rbs.com/ir).

Shareholders are given the opportunity to ask questions at the Annual General Meeting or submit written questions in advance. The chairmen of the Audit, Remuneration and Nominations Committees are available to answer questions at the Annual General Meeting.

Communication with the company’s largest institutional shareholders is undertaken as part of the company’s investor relations programme. The Chairman meets with the Group’s top 20 investors at least once every 12 months to discuss issues such as strategy, business performance and corporate governance. During the year, the directors received analysts’ reports and a monthly report from the Group’s investor relations department which includes an analysis of share price movements, the Group’s performance against the sector, and key broker comments. In addition, information on major investor relations activities and changes to external credit ratings is provided. Detailed market and shareholder feedback is provided to the Board after results and other market announcements. The senior independent director was available throughout 2008 to shareholders should they have considered their concerns were not being addressed through the normal channels. The arrangements used to ensure that directors develop an understanding of the views of major shareholders are considered as part of the annual Board performance evaluation.

The Chairman, Group Chief Executive and Group Finance Director communicate shareholder views to the Board as a whole.

The Board commissions a survey of investor perceptions periodically. The survey is undertaken on behalf of the Board by independent consultants and the outcomes of the study are considered by the Board.

Audit Committee Report
The current members of the Audit Committee are Archie Hunter (Chairman), Colin Buchan and Joe MacHale. All served throughout 2008 as did former members of the committee, Bill Friedrich and Sir Steve Robson, until their retirement as directors on 6 February 2009. All members of the Audit Committee are independent non-executive directors. The Audit Committee holds at least five scheduled meetings each year, two of which are held immediately prior to submission of the interim and annual financial statements to the Board. This core programme is supplemented by additional meetings as required. A total of ten meetings were held in 2008. Audit Committee meetings are attended by relevant executive directors, the internal and external auditors and finance and risk management executives. At least twice per annum the Audit Committee meets privately with the external auditors. Since 2000, the Audit Committee has undertaken an annual programme of visits to the Group's business divisions and control functions. The object of the programme is to allow the Audit Committee to gain a better understanding of the Group and an invitation to attend is extended to all non-executive directors. The programme of future visits is considered annually and the norm is for two to three visits to be undertaken each year. The Committee undertook three visits in 2008.

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

The terms of reference of the Audit Committee are available at www.rbs.com and these are considered annually by the Audit Committee and approved by the Board.

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

Annual audit services also include statutory or non-statutory audits required by any Group companies that are not incorporated in the UK. Terms of engagement for these audits are agreed separately with management, and are consistent with those set out in the audit engagement letter insofar as local regulations permit.

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

For all other permitted non-audit services, Audit Committee approval must be sought, on a case by case basis, before the provision of the service commences. In addition, the Audit Committee reviews and monitors the independence and objectivity of the external auditors when it approves non-audit work to be carried out by them, taking into consideration relevant legislation and ethical guidance. Information on the audit and non-audit services carried out by the external auditors is detailed in Note 5 to the Group’s accounts.

2008 saw considerable economic uncertainty and unprecedented upheaval in financial markets worldwide. These conditions severely affected the Group and it has recorded significant asset write-downs in its 2008 financial statements. In these circumstances, particular attention of the Audit Committee was focused on a number of salient judgments involved in the preparation of the accounts:

•	valuation methodologies and assumptions for financial instruments carried at fair value including the Group’s credit market exposures;

•	impairment losses in the Group’s portfolio of loans and advances; and

•	impairment of goodwill and other intangibles.

In its consideration of each of these issues, the aims of the Audit Committee have been to:

•	understand and challenge the valuation and other accounting judgments made by management;

•	review the conclusions of the external auditors and, where applicable, other experts and to understand how they came to their conclusions; and

•	satisfy itself that the disclosures in the financial statements about these estimates and valuations are transparent and appropriate.

An issue of key interest to the Audit Committee, given the current economic environment, was management's going concern assessment. In particular, the Committee's attention was directed to understanding the way in which management had satisfied itself that the Group has access to sufficient funding and capital over the next 12 months. The Committee reviewed and challenged the assumptions underlying management's analysis and discussed with the external auditors its review of management's analysis and conclusions.

As far as it can determine, the Committee received all the information and material it required to allow it to meet its obligations in respect of the 2008 financial statements.

The Committee reviews the work of the Group’s risk management and internal audit functions regularly. Four additional sessions of the Committee were held in 2008 that focused solely on risk issues; these sessions included contributions from independent advisors.

The Audit Committee undertakes an annual evaluation to assess the independence and objectivity of the external auditors and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements. The outcomes of this evaluation are considered by the Board together with the Audit Committee’s recommendation on the re-appointment of the external auditor. In 2009 and subsequently, the annual evaluation will be carried out immediately following completion of the annual accounts and audit.

The Audit Committee is responsible for making recommendations to the Board, for it to submit the Audit Committee’s recommendations to shareholders for their approval at the Annual General Meeting in relation to the appointment, reappointment and removal of the external auditors. The Board has endorsed the Audit Committee’s recommendation that shareholders be requested to approve the reappointment of Deloitte LLP as external auditors at the Annual General Meeting in April 2009.

The Audit Committee also fixes the remuneration of the external auditors as authorised by shareholders at the Annual General Meeting.

The Audit Committee approves the terms of engagement of the external auditors.

It is intended that there will be an external review of the effectiveness of Group Internal Audit every three to five years, in line with best practice, with internal reviews continuing in the intervening years. In 2007, KPMG conducted a review of the effectiveness of Group Internal Audit and concluded that the function operated effectively and the Board agreed with these findings. In 2008, the Audit Committee conducted an internal review of Group Internal Audit that involved participants throughout the Group as well as the external auditors. The Audit Committee concluded that the function operated effectively and the Board agreed with the Audit Committee’s findings.

It is also intended that there will be an external review of the effectiveness of the Audit Committee every three to five years, with internal reviews by the Board continuing in the intervening years. PricewaterhouseCoopers conducted an external review of the effectiveness of the Audit Committee in 2005. An internal review of the Audit Committee’s performance was undertaken in 2008 and a separate report on the outcome was considered and discussed by the Board.

Since 2005, divisional audit committees have been responsible for reviewing each division’s business. During 2008, the divisional audit committee structure was revised to take account of the acquisition of ABN AMRO, the significant international growth of the Group’s businesses and best practice requirements. The divisional audit committees report to the Audit Committee and the Audit Committee is satisfied that these committees continue to discharge their terms of reference.

Archie Hunter
Chairman of the Audit Committee
25 February 2009

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

Management assessed the effectiveness of the Group’s internal control over financial reporting as of 31 December 2008 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control – Integrated Framework”.

Based on its assessment, management believes that, as of 31 December 2008, the Group’s internal control over financial reporting is effective.

The effectiveness of the Group’s internal control over financial reporting as of 31 December 2008 has been audited by Deloitte LLP, the Group’s independent registered public accounting firm. The report of the independent registered public accounting firm to the directors of the Royal Bank of Scotland Group plc expresses an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting as of 31 December 2008.

Disclosure controls and procedures
As required by US regulations, the effectiveness of the company’s disclosure controls and procedures (as defined in the rules under the US Securities Exchange Act of 1934) have been evaluated. This evaluation has been considered and approved by the Board which has instructed the Group Chief Executive and the Group Finance Director to certify that, as at 31 December 2008, the company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the company and its consolidated subsidiaries would be made known to them by others within those entities.

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

Report of Independent Registered Public Accounting Firm to the members of The Royal Bank of Scotland Group plc

We have audited the internal control over financial reporting of The Royal Bank of Scotland Group plc and subsidiaries (‘’the Group”) as of 31 December 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Group's management is responsible for maintaining effective internal control over financial reporting and for assessing its effectiveness as described in Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Group's internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended 31 December 2008 of the Group and our report dated 25 February 2009 expressed an unqualified opinion on those financial statements.

DELOITTE LLP
Chartered Accountants and Registered Auditors
Edinburgh, United Kingdom
25 February 2009

Letter from the Chairman of the Remuneration Committee

In recognition of the crisis in global financial services and the unprecedented losses incurred by the Group in 2008, the Remuneration Committee has been working with the executive to bring about fundamental change to the way remuneration works throughout the Group. There is an obvious need for very significant change to compensation policy and practice across the industry and we intend that the Group will lead that process in consultation with our major shareholders.

As we embark on a process of change, our approach has sought to balance the reality of our current situation with the need to offer a competitive remuneration package for teams and individuals that are performing well and in a manner that is sustainable in the long-term. Achieving this balance is essential to our task of rebuilding the Group's standalone strength as well as repaying the support of the UK taxpayers.

In previous years the Directors’ Remuneration Report has described how remuneration policies are being implemented for executive directors, but given the exceptional circumstances, I would like to take this opportunity to describe in greater detail how the Group is approaching remuneration for all employees.

Immediate key decisions taken by the Group were as follows:

•
There have been no discretionary cash bonuses for any employees for performance in 2008. No bonuses have been paid to anyone directly associated with the Group’s major losses. There are some limited contractual commitments to pay bonuses, typically as part of an agreement on recruitment, and these have been honoured.

•
Where there has been exceptional performance by key individuals and teams, employees have been given deferred bonus awards. These awards will be released in three instalments in 2010, 2011 and 2012, in the form of RBS Group subordinated debt, by which time we hope the Group will be well on its way to standalone financial strength.

If the performance on which these deferred bonus awards was based later turns out to have been materially different or if there is subsequent material loss or reputational damage as a result of activity in the deferral period, or otherwise at the discretion of the Remuneration Committee, then part of these awards may be reduced or cancelled without payment (‘clawback’).

•
No profit share payment has been made for financial year 2008 and the scheme has been withdrawn going forward. We have made changes to benefits for some employees below manager level as part of the transitional arrangements to end the annual entitlement to profit share bonuses.

•	Annual base salary increases in 2009 will be made to a limited number of employees and salary increases will be below inflation for all businesses across the Group.

No bonuses have been paid to executive directors in relation to 2008 performance, and no deferred awards have been made. Over the past four years, the long term incentive awards granted under the Medium Term Performance Plan have lapsed due to the performance criteria not being met.

In respect of 2009, the Remuneration Committee has made key decisions in relation to the remuneration of executive directors:

•	There will be no base salary increase in 2009.

•	Any bonus earned in 2009 will be deferred and subject to clawback provisions.

•	No further payments will be made under the company’s Profit Sharing Scheme for 2009 onwards.

•	Annual incentives for 2009 will be based on performance against a framework of measures, with all payments deferred for up to three years with potential clawback.

•	The exceptional maximum annual incentive opportunity will not be available.

•
The individual performance management processes will be strengthened at executive levels. This includes a revised performance scorecard. The five performance areas are strategic direction, finance and operations, stakeholder management (including employee and customer satisfaction), efficiency and control, and capability and development.

•
Long term incentive awards will continue to be made under the Medium-term Performance Plan and the Executive Share Option Plan but the level of awards will be lowered compared to 2008. All awards will only vest if stretching performance conditions are met in three years’ time.

•	The provision for an undiscounted pension on early retirement at employer request will not apply to any executive director appointed in the future.

The Remuneration Committee recognises that the Group’s performance has not only impacted its shareholders and customers, but also its employees who have worked so very hard over many years to build an organisation of which they were proud and which provided a secure livelihood for them and their families. The Board deeply regrets that our employees’ trust has been eroded and their welfare affected during the last year. While it is both necessary and appropriate that we adopt stringent measures for employee compensation, we are more mindful than ever of the need for the Group to continue to develop the best employment practices in our industry to enable us to retain and recruit outstanding talent. This is critical to the delivery of our strategic plan and to build a sustainable and successful Group for the future.

Colin Buchan
Chairman of the Remuneration Committee
25 February 2009

Directors’ remuneration report

For certain recent developments relating to matters discussed in this report, which is dated 25 February 2009, you should read the “Recent Developments” section of this document.

The Remuneration Committee
The current members of the Remuneration Committee are Colin Buchan (committee chairman), John McFarlane and Philip Hampton. The members of the Remuneration Committee comprise independent non- executive directors, together with the Chairman of the Board.

During 2008, Jim Currie, Janis Kong, Sir Tom McKillop, Bob Scott and Peter Sutherland were members of the Remuneration Committee.

The Remuneration Committee makes recommendations to the Board on the remuneration arrangements for the executive directors and the Chairman. The Board as a whole reserves the authority to make the final determination of the remuneration of directors as it considers that this two-stage process allows greater consideration and evaluation and is consistent with the unitary nature of the Board. No director is included in decisions regarding his or her own remuneration.

The Remuneration Committee also approves the remuneration arrangements of senior executives below Board level who are members of the Group Executive Management Committee, on the recommendation of the Group Chief Executive, and maintains high level oversight of the application of remuneration policy below this level. The Committee oversees annual incentive plans and reviews all long-term incentive arrangements operated by the Group.

The non-executive directors’ fees are reviewed annually by the Board, on the recommendation of the Chairman of the Board. The level of remuneration reflects the responsibility and time commitment of directors and the level of fees paid to non-executive directors of comparable major UK companies. Non-executive directors do not participate in any incentive or performance plan; with the exception of the Chairman, more details of which can be found on page 143. It has been agreed that no increase to non-executive directors’ fees will be made in 2009.

During the year, the Remuneration Committee received advice from Watson Wyatt and Mercer on matters relating to directors’ remuneration in the UK and US respectively, together with advice from the Group Director, Human Resources and the Group General Counsel and Group Secretary on general remuneration matters. In addition, the Remuneration Committee has taken account of the views of the Group Chief Executive on performance assessment of the executive directors and members of the Group Executive Management Committee.

Watson Wyatt also provided professional services in the ordinary course of business, including actuarial advice and benefits administration services to subsidiaries of the Group and investment consulting and actuarial advice to the trustees of some of the Group’s pension funds. Mercer provided advice and support in connection with a range of compensation benefits, pension actuarial and investment matters. The advisers to the Remuneration Committee are appointed independently by the Committee, which reviews its selection of advisers annually. The Committee is satisfied that the consultants from Watson Wyatt and Mercer who advise the Committee operate independently of the consulting teams undertaking other work with the Group.

Remuneration policy
It has been agreed with HM Treasury that, in addition to complying with the Association of British Insurer's best practice code on remuneration, the Remuneration Committee will continue to work to ensure that future remuneration arrangements are linked to long-term value creation in line with the Group’s business strategy, with appropriate account taken of risk and avoiding a bias towards short-term indicators such as profit or revenues. The company is also actively engaged in discussions with the Financial Services Authority (FSA) in relation to remuneration policies and practices across the banking sector and intends that any remuneration policies should take account of the FSA’s remuneration design criteria.

Accordingly, in conjunction with the Board and independent advisers and in consultation with shareholders, the Remuneration Committee is undertaking a comprehensive review of its remuneration policy which it will complete during 2009.

UK-based executive directors’ remuneration balance

The chart above shows the make up of remuneration opportunity for on- target annual performance, and with long term incentive awards shown at their fair value at the date of grant. Short term incentive payments earned in relation to 2009 performance will be deferred and will vest, subject to satisfactory performance, over the following three years. The actual value of the share option and MPP awards will depend on performance over the period 2009 – 2011 and the share price at the time awards vest.

Components of executive remuneration 2009
UK based directors
Salary
Base salaries of executive directors have been reviewed and it has been agreed that no increases in base salaries will be made as part of the annual 2009 review.

Benefits
Executive directors are eligible to receive various employee benefits or a cash equivalent from a flexible benefits account, on a similar basis to other employees.

Details of pension arrangements of directors are shown on page 152. Where cash allowances are paid in place of pension accrual (or of pension accrual on salary over the pension earnings cap), they are shown on page 147. Executive directors also receive cover for death-in-service benefits.

For all executive directors joining on or after 1 October 2006, pension provision is in the form of a pension allowance which may be used to participate in The Royal Bank of Scotland Group Defined Contribution Pension Fund which is open to all employees, or to invest in alternative pension arrangements, or to take all or some of the allowance in cash. In addition, as employees, executive directors are eligible to participate in Sharesave and Buy As You Earn schemes. These schemes are not subject to performance conditions since they are operated on an all- employee basis.

Annual incentives
No annual incentive has been awarded to any executive director in relation to 2008 performance.

UK-based executive directors have a normal maximum annual incentive opportunity of between 160% and 200% of salary (with an exceptional maximum opportunity of 200-250% of salary). The on-target opportunity is 107% to 133% of salary.

The Remuneration Committee has determined that, for the financial year ending 31 December 2009, the exceptional maximum incentive opportunity will not be available.

Any annual incentive payments earned in 2009 will be deferred and released in equal annual instalments over three years. The Remuneration Committee will reserve the right to review performance prior to each element of deferred incentive vesting and reduce the proportion that vests if there is evidence that the financial performance for 2009 was materially inaccurate or there is a material loss or reputational damage as a result of activity during the deferral period.

Any incentive payments to executive directors in 2009 will reflect performance across five performance categories: Strategic Direction, Finance and Operations, Stakeholders, Efficiency and Control and Capability and Development. Group business unit and functional performance will be considered as appropriate.

Long-term incentives
The company provides long-term incentives in the form of share options and share or share equivalent awards. Their objective is to encourage the creation of value over the long term and to align the rewards of the executive directors with the returns to shareholders. The Remuneration Committee is formulating proposals under which awards may be made in the future under two plans; the Medium-term Performance Plan and the Executive Share Option Plan. Any awards will be subject to rigorous performance conditions on which shareholders will be consulted.

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

The award levels for 2009 will be reduced from the policy applied for awards in 2008.

Options
The Executive Share Option Plan was approved by shareholders at the company’s 2007 Annual General Meeting.

In 2008, options were granted to executive directors under the Executive Share Option Plan approved by shareholders in 2007, over shares worth between one and a half times salary and three times salary. For 2009, the award levels will be reduced from the policy applied in 2008.

Shareholding guidelines
The Group operates shareholding guidelines for executive directors. The target shareholding level is 200% of gross annual salary for the Group Chief Executive and 100% of gross annual salary for executive directors. Target shareholding levels are determined by reference to ordinary shares held, together with any vested awards under the Group’s Medium-term Performance Plan. Executive directors have a period of five years in which to build up their shareholdings to meet the guideline levels.

Group Chief Executive – Stephen Hester
Stephen Hester became Group Chief Executive on 21 November 2008. His annual basic salary is £1,200,000.

Mr Hester also received certain share awards on appointment as Group Chief Executive and share awards to replace bonus and share awards he forfeited on leaving The British Land Company PLC. Mr Hester was granted conditional share awards over a total of 10,407,081 shares. Subject to their terms, the majority of these awards will vest between February 2009 (immediately after the announcement of the 2008 annual results) and the third anniversary of his appointment as Group Chief Executive.

Chairman – Philip Hampton
Philip Hampton became Chairman-designate on 19 January 2009, and Chairman on 3 February 2009. His fee is £750,000 per annum. He will also receive a one-off restricted share award over shares in the company which will vest, subject to the satisfaction of appropriate performance conditions, on the third anniversary of the date of grant. The amount of this award will be two times his annual fee, based on the share price at the date of grant.

Former executive directors
Sir Fred Goodwin
Sir Fred Goodwin’s employment with the company ended on 31 January 2009. Under the terms of an agreement reached on 13 October 2008, he has waived any payment in lieu of notice and his rights in respect of unvested executive share options and unvested awards under the Medium-term Performance Plan have lapsed. He will not receive a short term incentive payment for the financial year ended 31 December 2008.

Johnny Cameron
Johnny Cameron’s employment with the company will end on 28 February 2009. Under the terms of an agreement reached with him on 19 December 2008, he will not receive pay in lieu of notice or short term incentive payments for 2008 or 2009.

Mark Fisher
Mark Fisher’s employment with the company will end on 6 March 2009. He will not receive any short term incentive payment in respect of either 2008 or 2009.

Total shareholder return performance
The performance graph illustrates the performance of the company over the past five years in terms of total shareholder return compared with that of the companies comprising the FTSE 100 Index. This Index has been selected because it represents a cross-section of leading UK companies. The total shareholder return for FTSE banks for the same period has been added for comparison. The total shareholder return for the company and the indices have been rebased to 100 for 2003.

Total shareholder return

Service contracts
The company’s policy in relation to the duration of contracts with directors is that executive directors’ contracts generally continue until termination by either party, subject to the required notice, or until retirement. The notice period under the service contracts of executive directors will not normally exceed 12 months. In relation to newly recruited executive directors, subject to the prior approval of the Remuneration Committee, the notice period may be extended beyond 12 months if there is a clear case for this. Where a longer period of notice is initially approved on appointment, it will normally be structured such that it will automatically reduce to 12 months in due course.

All new service contracts for executive directors are subject to approval by the Remuneration Committee. Those contracts normally include standard clauses covering the performance review process, the company’s normal disciplinary procedure, and terms for dismissal in the event of failure to perform or in situations involving actions in breach of the Group’s policies and standards.

Any compensation payment made in connection with the departure of an executive director will be subject to approval by the Remuneration Committee, having regard to the terms of the service contract and the reasons for termination. Any Board members who leave the company in the future will receive a severance package which is reasonable and perceived as fair.

No compensation payment was made to Sir Fred Goodwin, Johnny Cameron or Mark Fisher in respect of their ceasing to be directors.

Information regarding directors’ service contracts is shown below:

	Date of current contract	Notice period – from company	Notice period – from executive
Executive directors
Mr Hester	4 November 2008	see note (1)	12 months
Mr Pell	20 February 2006	12 months	6 months
Mr Whittaker	19 December 2005	12 months	12 months

Former executive directors
Sir Fred Goodwin	1 August 1998	see page 143	see page 143
Mr Cameron	29 March 1998	12 months	6 months
Mr Fisher	27 February 2007	12 months	12 months

Note:

(1)
On appointment, Mr Hester was entitled to 24 months notice from the company. This will be reduced on a daily basis, so that it will be 12 months by the first anniversary of the commencement of his employment. As at 25 February 2009, Mr Hester’s notice period was 20½ months.

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

In the event that Stephen Hester’s employment is terminated by the company (other than by reason of his personal underperformance), the following will apply. First Mr Hester will be entitled to receive a payment in lieu of notice to the value of base salary, bonus and benefits (including pension contributions). Secondly, any share awards granted to him to replace bonus and share awards he forfeited on leaving The British Land Company PLC will vest immediately on such termination.

If Mr Hester’s employment is terminated by reason of his personal underperformance, the company is entitled to terminate by giving written notice with immediate effect and without making any payment in lieu thereof and Mr Hester will forfeit any unvested stock awards. If he resigns voluntarily and the company does not require him to work out his notice period, Mr Hester may receive a payment in lieu of notice based on salary only (i.e. no bonus or benefits) and he will also forfeit any unvested stock awards.

Gordon Pell is a member of The Royal Bank of Scotland Group Pension Fund (the RBS Fund) and is contractually entitled to receive all pension benefits in accordance with its terms. The RBS Fund rules allow all members, including executive directors, who retire early at the request of their employer to receive a pension based on accrued service with no discount applied for early retirement. The provision for an undiscounted pension on early retirement at employer request will not apply to any executive director appointed in the future. The RBS Fund is closed to employees, including any executive directors, joining the Group after 30 September 2006.

Chairman and non-executive directors
The original dates of appointment as directors of the company and the dates for the Chairman and non-executive directors next election or re-election are as follows:

	Date first appointed	Date for election or next re-election
Philip Hampton	19 January 2009	2009
Mr Buchan	1 June 2002	2011
Mr Hunter	1 September 2004	2010
Mr MacHale	1 September 2004	2010
Mr McFarlane	1 October 2008	2009
Mr Ryan	1 October 2008	2009

Under the company’s Articles of Association, all directors must resign and seek re-election by shareholders at least every three years. The dates in the table above reflect the latest date for election or re-election.

The non-executive directors do not have service contracts or notice periods although they have letters of engagement reflecting their responsibilities and commitments. No compensation would be paid to any non-executive director in the event of termination.

The Chairman, Philip Hampton, will be entitled to receive a payment in lieu of notice if his appointment is terminated by the Group other than by reason of his personal underperformance. This payment will be based on a notice period of 24 months initially, reducing on a daily basis so that from the first anniversary of his appointment his notice period is 12 months.

The tables and explanatory notes on pages 147 to 152 report the remuneration of each director for the year ended 31 December 2008 and have been audited by the company’s auditors, Deloitte LLP.

Directors’ remuneration
	Salary/ fees £000	Pension allowance £000	Benefits £000	2008 Total £000	2007 Total £000
Executive directors
Mr Hester (1)	163	52	1	216	—
Mr Pell	908	—	1	909	2,204
Mr Whittaker	829	282	4	1,115	2,450

Former Chairman
Sir Tom McKillop (2)	787	—	—	787	750

Former executive directors
Sir Fred Goodwin (3)	1,297	—	39	1,336	4,190
Mr Cameron (4)	902	312	25	1,239	3,256
Mr Fish (5)	324	—	40	364	1,253
Mr Fisher (6)	760	187	441	1,388	2,358

Notes:

(1)	Mr Hester was appointed Group Chief Executive on 21 November 2008. He was previously a non-executive director from 1 October 2008.

(2)	Sir Tom McKillop ceased to be Chairman and a director on 3 February 2009.

(3)	Sir Fred Goodwin ceased to be Group Chief Executive and a director on 21 November 2008. His employment with the Group ceased on 31 January 2009.

(4)	Mr Cameron ceased to be a director on 13 October 2008 and will cease employment with the Group on 28 February 2009.

(5)
From 1 January 2008 until 30 April 2008, Mr Fish was an executive director of the company. He became a non-executive director on 1 May 2008 and ceased to be a director on 31 December 2008. Throughout this period, he was non-executive chairman of RBS America and Citizens. Mr Fish is a non-executive director of Textron Inc. and Tiffany & Co. and retained the fees paid to him in this respect. For 2008, he received remuneration from Textron Inc. of US$260,500, including deferred fees. He received an annual fee of US$48,500 from Tiffany & Co.

(6)
Mr Fisher ceased to be a director on 21 November 2008 and will cease employment with the Group on 6 March 2009. In line with the its international assignment policy, costs such as additional tax and accommodation incurred as a result of Mr Fisher’s assignment to the Netherlands are met by the Group. These additional costs are shown in ‘Benefits’ above.

	Board fees £000	Board committee fees £000	2008 Total £000	2007 Total £000
Non-executive directors
Mr Buchan	73	57	130	122
Mr Hunter	73	101	174	162
Mr MacHale	73	33	106	100
Mr McFarlane (1)	18	—	18	—
Mr Ryan (1)	18	—	18	—

Former non-executive directors
Dr Currie (2)	73	16	89	85
Mr Friedrich (2)	73	33	106	100
Mr Koch (2)	73	—	73	70
Mrs Kong (2)	73	16	89	85
Sir Steve Robson (2)	73	33	106	100
Mr Scott (2, 3)			174	160
Mr Sutherland (2)	73	29	102	97

Notes:

(1)	Appointed as directors on 1 October 2008.

(2)	Retired as directors on 6 February 2009.

(3)	Mr Scott’s senior independent director fee covered all Board and Board Committee work including Chairmanship of the Remuneration Committee.

No director received any expense allowances chargeable to UK income tax or compensation for loss of office/termination payment. The non-executive directors did not receive any bonus payments or benefits.

Share options
Options to subscribe for ordinary shares of 25p each i n the company granted to, and exercised by, directors during the year ended 31 December 2008 are shown in the table below. Options held at 1 January 2008 and all subsequent figures have been restated to reflect the rights issue in June 2008 and the capitalisation issue in September 2008.

			Options exercised in 2008
	Options held at 1 January 2008	Options granted in 2008	Number	Market price at date of exercise £	Options lapsed in 2008	Option price £
							Options held at 31 December 2008
							Number		Exercise period
Mr Pell	104,252					4.80	104,252		14.08.04 – 13.08.11
	98,879					5.07	98,879		14.03.05 – 13.03.12
	178,412					3.45	178,412		13.03.06 – 12.03.13
	169,158					4.84	169,158		11.03.07 – 10.03.14
	181,304					4.83	181,304		10.03.08 – 09.03.15
	223,428					5.17	223,428		09.03.09 – 08.03.16
	310,364					4.70	310,364		16.08.10 – 15.08.17
		640,871				2.97	640,871		06.03.11 – 05.03.18
	1,265,797						1,906,668
Mr Whittaker	203,113					5.17	203,113		09.03.09 – 08.03.16
	335,269					4.70	335,269		16.08.10 – 15.08.17
	4,423				4,423	3.86	—
		582,803				2.97	582,803		06.03.11 – 05.03.18
		9,218				1.89	9,218		01.10.15 – 31.03.16	(1)
	542,805						1,130,403
Sir Fred Goodwin (2)	10,614					3.12	10,614		01.02.09 – 03.03.09
	97,826					3.34	97,826		01.02.09 – 02.06.09
	550,458					2.18	550,458		01.02.09 – 31.01.10
	4,538					3.64	4,538		01.02.09 – 31.07.09	(1)
	156,559					4.80	156,559		01.02.09 – 31.01.10
	147,960					5.07	147,960		01.02.09 – 31.01.10
	260,812					3.45	260,812		01.02.09 – 31.01.10
	516,521					4.84	516,521		01.02.09 – 31.01.10
	569,814					4.83	569,814		01.02.09 – 31.01.10
	580,333					5.17	—	waived	09.03.09 – 08.03.16
	830,192					4.70	—	waived	16.08.10 – 15.08.17
		1,508,727				2.97	—	waived	06.03.11 – 05.03.18
	3,725,627						2,315,102
Mr Cameron (3)	68,764					3.12	—	lapsed	—
	137,610					2.18	—	lapsed	—
	93,863					4.80	—	lapsed	—
	113,925					5.07	—	lapsed	—
	188,444					3.45	—	lapsed	—
	180,781					4.84	—	lapsed	—
	290,089					4.83	—	lapsed	—
	304,674					5.17	—	lapsed	—
	447,026					4.70	—	lapsed	—
		847,713				2.97	—	lapsed	—
		4,966				1.89	—	lapsed	—	(1)
	1,825,176						—
Mr Fish	386,479		386,479	2.80		2.60	—
	134,715					4.83	134,715		10.03.08 – 09.03.15
	398,130					5.17	398,130		09.03.09 – 08.03.16
	625,329					4.70	625,329		16.08.10 – 15.08.17
	1,544,653						1,158,174
Mr Fisher(4)	51,162					2.58	51,162		01.04.02 – 31.03.09
	518					3.64	518		01.10.08 – 31.03.09	(1)
	119,267					2.18	119,267		29.03.03 – 28.03.10
	78,099					4.80	78,099		14.08.04 – 13.08.11
	81,324					5.07	81,324		14.03.05 – 13.03.12
	145,094					3.45	145,094		13.03.06 – 12.03.13
	142,041					4.84	142,041		11.03.07 – 10.03.14
	217,565					4.83	217,565		10.03.08 – 09.03.15
	220,042					5.17	220,042		09.03.09 – 08.03.16
	312,919					4.70	312,919		16.08.10 – 15.08.17
	1,922				1,922	3.93	—
		593,399				2.97	593,399		06.03.11 – 05.03.18
		4,966				1.89	4,966		01.10.11 – 31.03.12	(1)
	1,369,953						1,966,396

Notes:

(1)	Options held under the sharesave schemes, which are not subject to performance conditions.

(2)
Options held at 21 November 2008 when he ceased to be a director. Unvested awards were waived on cessation and lapsed on 31 January 2009. In respect of his vested options under The Royal Bank of Scotland Group plc 1999 Executive Share Option Scheme, any options.

exercisable at 31 January 2009 remain exercisable subject to and in accordance with the rules of that plan for 12 months from that date, but not after the 10th anniversary of their grant.

(3)	Options held at 13 October 2008 when he ceased to be a director. All outstanding awards will lapse when his employment with the company ends on 28 February 2009, which is reflected in the table above.

(4)	Options held at 21 November 2008 when he ceased to be a director. All outstanding awards will lapse when his employment with the company ends on 6 March 2009.

No options had their terms and conditions varied during the accounting period to 31 December 2008. No payment is required on the award of an option.

For executive share options granted in 2007 and 2008, the performance condition is based on the average annual growth in the company’s adjusted EPS over the three-year performance period commencing with the year of grant. The calibration of the EPS growth measure is agreed by the Remuneration Committee at the time of each grant having regard to the business plan, prevailing economic conditions and analysts’ forecasts.

In respect of the grant of options in 2008, options will only be exercisable if, over the three-year period, the growth in the company’s adjusted EPS has been at least 5 per cent. per annum (the “threshold level”). The percentage of options that vest is then determined on a straight-line basis between 30 per cent. at the threshold level and 100 per cent. at the maximum level for growth in adjusted EPS of 9 per cent. per annum.

The market price of the company’s ordinary shares at 31 December 2008 was 49.4p and the range during the year ended 31 December 2008 was 41.4p to 370.5p.

In the ten year period to 31 December 2008, awards made that could require new issue shares under the company’s share plans represented 2.1 % of the company’s issued ordinary share capital, leaving an available dilution headroom of 7.9%. The company meets its employee share plan obligations through a combination of new issue shares and market purchase shares.

Medium Term Performance Plan
Scheme interests at 1 January 2008 and the related market price on award in the table below have been restated to reflect the rights issue in June 2008 and the capitalisation issue in September 2008.

	Scheme interests (share equivalents) at 1 January 2008	Awards granted in 2008	Market price on award £	Awards vested in 2008	Awards exercised in 2008	Share interest (share equivalents) at 31 December 2008	End of period for qualifying conditions to be fulfilled
Mr Pell	148,953		5.17	Nil		—	lapsed	31.12.08
	138,384		5.85			138,384		31.12.09
		305,177	2.97			305,177		31.12.10
	287,337					443,561
Mr Whittaker	135,410		5.17	Nil		—	lapsed	31.12.08
	128,134		5.85			128,134		31.12.09
		277,525	2.97			277,525		31.12.10
	263,544					405,659
Sir Fred Goodwin (1)	333,324		4.56			333,324	vested	31.12.03
	121,288		5.19			121,288	vested	31.12.04
	348,202		5.17	Nil		—	lapsed	31.12.08
	333,145		5.85			—	waived	31.12.09
		754,364	2.97			—	waived	31.12.10
	1,135,959					454,612
Mr Cameron (2)	199,994		4.56			—	vested	31.12.03
	79,096		5.19			—	vested	31.12.04
	174,103		5.17	Nil		—	lapsed	31.12.08
	170,845		5.85			—	lapsed	31.12.09
		403,673	2.97			—	lapsed	31.12.10
	624,038					—
Mr Fish	111,479		5.17	Nil		—	lapsed	31.12.08
	102,587		5.85			102,587		31.12.09
	214,066					102,587
Mr Fisher (3)	71,651		4.56			71,651	vested	31.12.03
	28,660		5.19			28,660	vested	31.12.04
	125,741		5.17	Nil		—	lapsed	31.12.08
	119,593		5.85			119,593		31.12.09
		282,570	2.97			282,570		31.12.10
	345,645					502,474

Notes:

(1)	Awards held at 21 November 2008 when he ceased to be a director. Unvested awards were waived on cessation and lapsed on 31 January 2009.

(2)
Awards held at 13 October 2008 when he ceased to be a director. Subsequently Mr Cameron exercised his vested awards on 5 December 2008. All outstanding awards will lapse when his employment with the company ends on 28 February 2009.

(3)	Awards held at 21 November 2008 when he ceased to be a director. All unvested awards and any vested, but unexercised, awards will lapse when his employment with the company ends on 6 March 2009.

For any awards that have vested, participants holding option-based awards can exercise their right over the underlying share equivalents at any time up to ten years from the date of grant.

No variation was made to any of the terms of the plan during the year.

Awards made in 2007 and 2008 are subject to two performance measures; 50% of the award vests on a relative Total Shareholder Return (TSR) measure and 50% vests on growth in adjusted earnings per share (EPS) over the three year performance period.

For the TSR element, vesting is based on the level of outperformance by the Group of the median of the comparator group TSR over the performance period. Awards made under the plan will not vest if the company’s TSR is below the median of the comparator group. Achievement of median TSR performance against comparator companies will result in vesting of 25% of the award. Outperformance of median TSR performance by up to 9% will result in vesting on a straight-line basis from 25% to 125%, outperformance by 9% to 18% will result in vesting on a straight-line basis from 125% to 200%. Vesting at 200% will occur if the company outperforms the median TSR performance of the comparator group by at least 18%. For awards made in 2007, the companies in the comparator group were ABN AMRO Holdings N.V.; Banco Santander Central Hispano, S.A.; Barclays PLC; Citigroup Inc; HBOS plc; HSBC Holdings plc; Lloyds TSB Group plc and Standard Chartered PLC. Following the acquisition of ABN AMRO by the consortium members in October 2007, the Remuneration Committee agreed that Fortis N.V. would replace ABN AMRO in the comparator group. Subsequently, for awards made in 2008, Fortis N.V. was replaced by Deutsche Bank Group.

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

For the awards made in 2007, the EPS element of the awards will not vest if EPS growth is below 5% per annum compound over the three year period. Where EPS growth is between 5% per annum and 10% per annum vesting will occur on a straight-line basis from 25% to 100%. Vesting at 100% will occur if EPS growth is at least 10% per annum compound. For the awards made in 2008, an EPS growth threshold level of 5% per annum to a maximum level of 9% per annum was agreed.

Restricted Share Award
Interests at 1 January 2008 and the related prices on award and vesting in the table below have been restated to reflect the rights issue in June 2008 and the capitalisation issue in September 2008.

	Awards held at 1 January 2008	Awards granted in 2008	Market price on award £	Awards vested in 2008	Market price on vesting £	Value of Awards vested £	Awards held at 31 December 2008	End of the period for qualifying conditions to be fulfilled
Mr Hester	—	8,575,019	0.48	577,964	0.48	277,423	7,997,055	21.11.08 – 29.05.11	(1)
	—	1,832,062	0.48				1,832,062	21.11.09 – 21.11.11	(2)
	—	10,407,081					9,829,117

Mr Whittaker (3)	109,208		5.41	109,208	3.37	368,503	—
	90,718		5.41				90,718	01.02.09	(4,5)
	44,500		5.41				44,500	01.02.10
	244,426						135,218

Notes:

(1)	Awards to replace bonus and share awards Mr Hester forfeited on leaving The British Land Company PLC, which reflect the vesting dates of the original awards.

(2)	These awards vest as to 1/3 on each of the first, second and third anniversary of award, subject to their terms.

(3)	Awards were granted to Mr Whittaker in lieu of unvested share awards from his previous employer.

(4)
The end period for qualifying conditions is subject to any restrictions on dealing in the Group’s shares which may be in place and to which Mr Whittaker may be subject. As a result of the close period prior to the announcement of the Group’s results, the end of the period for qualifying conditions to be fulfilled in 2009 is 26 February 2009.

(5)	Award has now vested and shares will be released to Mr Whittaker on 26 February 2009.

Citizens Long Term Incentive Plan (1)

	Interests at 1 January 2008	Benefits received from awards vesting during the year	Interests at 31 December 2008
Mr Fish	LTIP awards for the 3 year periods:
	01.01.05 – 31.12.07	nil	—
	01.01.06 – 31.12.08	nil(2)	—
	01.01.07 – 31.12.09	nil(2)	—

Notes:

(1)
This cash LTIP was approved by shareholders at the company’s Annual General Meeting in April 2005. Performance is measured on a combination of growth in Profit before tax and Relative Return on Equity based on a comparison of Citizens with comparator US banks.

(2)
When Mr Fish stepped down from the Board on 31 December 2008, under the terms of the Citizens LTIP, his outstanding awards vested, subject to pro-rating for the elapsed proportion of the performance period and for performance to date. As a result, there was nil vesting for all awards.

No variation was made to any of the terms of the plan during the year.

Directors’ pension arrangements
Stephen Hester and Guy Whittaker are provided with a cash allowance in place of pension benefits as detailed on page 147.

During 2008, Johnny Cameron, Sir Fred Goodwin and Gordon Pell accrued pensionable service in The Royal Bank of Scotland Group Pension Fund (the “RBS Fund”). The RBS Fund is a defined benefit fund registered with HM Revenue & Customs under the Finance Act 2004.

Sir Fred Goodwin was, and Gordon Pell is, provided with additional pension benefits on a defined benefit basis outwith the RBS Fund. The figures shown below include the accrual in respect of these arrangements. A funded, non-registered arrangement provides Sir Fred Goodwin’s benefits to the extent they are not provided by the RBS Fund.

Johnny Cameron’s benefits were based on salary limited to the pensions earning cap and he received a cash allowance in place of pension on salary above this cap.

Mark Fisher opted to cease future accrual of pension benefit within the RBS Fund with effect from 6 April 2006. The increase in pension shown in the table arises from his increase in pensionable salary over the year. He was provided with a cash allowance in place of further pension benefits as detailed on page 147.

The cash allowances for Johnny Cameron and Mark Fisher are shown on page 147.

Larry Fish accrued pension benefits under a number of arrangements in the US. Defined benefits were built up under the Citizens’ Qualified Plan, Excess Plan and Supplemental Executive Retirement Arrangement. In addition, he was a member of two defined contribution arrangements: a Qualified 401(k) Plan and an Excess 401(k) Plan until he became a non-executive director on 1 May 2008.

Of the total transfer value shown as at 31 December 2008, 54% relates to benefits in funded pension schemes.

Disclosure of these benefits has been made in accordance with the United Kingdom Listing Authority Listing Rules and with the Directors’ Remuneration Report Regulations 2002.

Defined benefit arrangements	Age at 31 December 2008	Accrued entitlement at 31 December 2008 £000 p.a	Additional pension earned during the year ended 31 December 2008 £000 p.a	Additional pension earned during the year ended 31 December 2008* £000 p.a	Transfer value as at 31 December 2008 £000		Transfer value as at 31 December 2007 £000	Increase in transfer value during year ended 31 December 2008 £000	Transfer value for the additional pension earned during the year ended 31 December 2008* £000
Mr Pell	58	517	94	77	9,831		8,403	1,428	1,473
Sir Fred Goodwin	50	693	114	92	16,630	(1)	8,370	8,260	2,060
Mr Cameron	54	62	6	4	1,363	(1)	931	432	78
Mr Fish	64	$2,237	$157	$157	$27,004		$24,101	$2,903	$1,893
Mr Fisher	48	398	61	48	4,810		4,562	248	581

*Net of statutory revaluation applying to deferred pensions

Note:

(1)
Sir Fred Goodwin retired from employment with effect from 31 January 2009 and Johnny Cameron will retire from employment with effect from 28 February 2009. They were contractually entitled to an immediate pension based on their accrued service, including any service transferred in, with no discount for early payment. The valuation of their pensions as at 31 December 2008 in the table above takes account of the payment dates of these pensions. Employees in the RBS Fund, including directors, who retire early at the request of their employer, are entitled to an immediate pension with no discount for early payment. The provision for an early undiscounted pension on early retirement at employer request will not apply to any executive director appointed in the future. Except as noted above for Sir Fred Goodwin and Johnny Cameron, the valuations in the table above make no allowance for early retirement.

There is a significant difference in the form of disclosure required by the Combined Code and the Directors’ Remuneration Report Regulations 2002. The former requires disclosure of the additional pension earned during the year and the transfer value equivalent to this pension based on stock market conditions at the end of the year. The latter requires disclosure of the difference between the transfer value at the start and end of the year and is therefore dependent on the change in stock market conditions over the course of the year. The above disclosure has been made in accordance with both of these documents.

The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the Group’s pension schemes.

The proportion of benefits represented by funded pension schemes for Gordon Pell and Larry Fish is 46% and 2% respectively. All benefits for Johnny Cameron, Mark Fisher and Sir Fred Goodwin are in funded pension schemes.

In accordance with US market practice, Larry Fish’s pensionable remuneration was limited to US$4 million per annum.

Larry Fish retired from employment with effect from 30 April 2008 and his pension benefits started on 1 May 2008.

Contributions and allowances paid in the year ended 31 December 2008 under defined contribution arrangements were:

	2008 $000	2007 $000
Mr Fish	6	60

Colin Buchan
Chairman of the Remuneration Committee
25 February 2009

Directors’ interests in shares

Shares beneficially owned at 1 January 2008 in the tables below have been restated to reflect the capitalisation issue of ordinary shares in September 2008.
		31 December 2008
Executive directors	Shares beneficially owned at 1 January 2008 or date of appointment, if later	Shares beneficially owned	Value (1) £
Mr Hester (2)	—	340,524	168,219
Mr Pell	159,278	611,927	302,292
Mr Whittaker	285,145	1,313,173	648,707

Notes:

(1)	The value is based on the share price at 31 December 2008, which was 49.4p. During the year ended 31 December 2008 the share price ranged from 41.4p to 370.5p.

(2)	Appointed as a director on 1 October 2008.

As at 31 December 2008, the executive directors held a technical interest as potential beneficiaries in The Royal Bank of Scotland Group plc 2001 Employee Share Trust (51,680,795 shares), The Royal Bank of Scotland plc 1992 Employee Share Trust (1,028,914 shares) and The Royal Bank of Scotland Group plc 2007 US Employee Share Trust (8,455,545 shares), being trusts operated for the benefit of employees of the company and its subsidiaries.

Non-executive directors	Shares beneficially owned at 1 January 2008 or date of appointment, if later	Shares beneficially owned at 31 December 2008	Value(1) £
Mr Buchan	41,000	157,515	77,812
Mr Hunter	10,762	41,344	20,424
Mr MacHale	74,005	284,317	140,453
Mr Ryan (4)	—	50,000	24,700

Former Chairman
Sir Tom McKillop (2)	213,200	819,086	404,628

Former Non-executive directors
Dr Currie (3)	1,709	10,504	5,189
Mr Friedrich (3)	113,236	435,039	214,909
Mr Koch (3)	92,250	354,413	175,080
Mrs Kong (3)	26,650	102,383	50,577
Mr Scott (3)	23,927	91,915	45,406
Mr Sutherland (3)	18,084	69,473	34,320

Notes:

(1)	The value is based on the share price at 31 December 2008, which was 49.4p. During the year ended 31 December 2008 the share price ranged from 41.4p to 370.5p.

(2)	Sir Tom McKillop ceased to be Chairman and a director on 3 February 2009.

(3)	Retired as directors on 6 February 2009.

(4)	Appointed as a director on 1 October 2008.

No other director had an interest in the company’s ordinary shares during the year.

No director held a non-beneficial interest in the shares of the company at 31 December 2008, at 1 January 2008 or date of appointment if later.

As at 25 February 2009 there were no changes to the directors’ interests in shares shown in the tables above.

Preference shares
Mr Koch held 20,000 non-cumulative preference shares of US$0.01 each at 31 December 2008 (2007 – 20,000). No other director shown above had an interest in the preference shares during the year.

Update to shareholdings of directors

Gordon Pell’s option over 223,428 shares at ₤5.17 lapsed on 9 March 2009. Guy Whittaker’s options over (i) 45,592 shares at £0.38 were granted on 16 January 2009; (ii) 9,218 shares at £1.89 lapsed on 6 January 2009 and (iii) 203,113 shares at £5.17 lapsed on 9 March 2009.

Guy Whittaker’s restricted stock award over 90,718 shares vested on 26 February 2009. Stephen Hester’s restricted stock award over 1,502,291 shares vested on 26 February 2009. Philip Hampton’s restricted stock award over 5,172,413 shares was granted on 27 February 2009.

As at 24 April, 2009, the most recent practicable date prior to the filing of this annual report on Form 20-F, the shareholdings of (i) Stephen Hester increased to 1,225,643 shares, (ii) Guy Whittaker increased to 1,366,622 shares and (iii) Philip Hampton increased to 26,312 shares.

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

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the Annual Report and Accounts complies with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board

Miller McLean
Secretary
25 February 2009

We, the directors listed below, confirm that to the best of our knowledge:

•
the financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

•
the Business review, which is incorporated into the Directors’ report, includes a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Philip Hampton Chairman	Stephen Hester Group Chief Executive	Guy Whittaker Group Finance Director

25 February 2009

Board of directors

Chairman Philip Hampton	Executive directors Stephen Hester Gordon Pell Guy Whittaker	Non-executive directors Colin Buchan Archie Hunter Joe MacHale John McFarlane Arthur ‘Art’ Ryan

Financial statements

156	Independent auditors’ report
158	Consolidated income statement
159	Balance sheets
160	Statements of recognised income and expense
161	Cash flow statements
162	Accounting policies
173	Notes on the accounts

1	Net interest income	173
2	Non-interest income	173
	(excluding insurance premium income)
3	Operating expenses	174
4	Pension costs	176
5	Auditors’ remuneration	178
6	Tax	179
7	Profit attributable to other owners	180
8	Ordinary dividends	180
9	Profit dealt with in the accounts of the company	180
10	Earnings per ordinary share	181
11	Financial instruments	181
12	Past due and impaired financial assets	197
13	Derivatives	199
14	Debt securities	201
15	Equity shares	203
16	Investments in Group undertakings	204
17	Intangible assets	205
18	Property, plant and equipment	208
19	Prepayments, accrued income and other assets	209
20	Discontinued operations and assets and liabilities of disposal groups	210
21	Settlement balances and short positions	211
22	Accruals, deferred income and other liabilities	211
23	Deferred taxation	212
24	Insurance business	213
25	Subordinated liabilities	220
26	Minority interests	226
27	Share capital	227
28	Owners’ equity	230
29	Leases	232
30	Collateral and securitisations	233
31	Capital resources	235
32	Memorandum items	236
33	Net cash (outflow)/inflow from operating activities	240
34	Analysis of the net investment in business interests and intangible assets	241
35	Interest received and paid	243
36	Analysis of changes in financing during the year	244
37	Analysis of cash and cash equivalents	244
38	Segmental analysis	245
39	Directors’ and key management remuneration	250
40	Transactions with directors, officers and others	251
41	Related parties	251
42	Post balance sheet events	252

Independent auditors’ report to the members of The Royal Bank of Scotland Group plc

We have audited the financial statements of The Royal Bank of Scotland Group plc (“the company”) and its subsidiaries (together “the Group”) for the year ended 31 December 2008 which comprise the accounting policies, the balance sheets as at 31 December 2008 and 2007, the consolidated income statements, the cash flow statements, the statements of recognised income and expense for each of the three years in the period ended 31 December 2008, the related Notes 1 to 42 and the information identified as ‘audited’ in the Risk, capital and liquidity management section of the Business review. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors’ remuneration report that is described as having been audited.

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

We read the other information contained in the Annual Report and Accounts 2008 as described in the contents section, including the unaudited part of the directors’ remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any further information outside the Annual Report and Accounts 2008.

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

UK opinion
In our opinion:
•
the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group’s affairs as at 31 December 2008 and of its loss and cash flows for the year then ended;

•
the company financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union as applied in accordance with the provisions of the companies Act 1985, of the state of affairs of the company as at 31 December 2008;

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

In our opinion the financial statements give a true and fair view, in accordance with IFRS, of the state of the Group’s affairs as at 31 December 2008 and of its loss and cash flows for the year then ended.

US opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2008 and 2007 and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2008, in conformity with IFRS as adopted for use in the European Union and IFRS as issued by the IASB.

The financial statements for the year ended 31 December 2007 were restated for the matters disclosed in Note 1 of the Accounting Polices.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as at 31 December 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission.

Our report dated 25 February 2009 which is included in this Annual Report on Form 20-F for the year ended 31 December 2008 expresses an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting of the Group.

Deloitte LLP
Chartered Accountants and Registered Auditors
Edinburgh, United Kingdom
25 February 2009

Consolidated income statement for the year ended 31 December 2008

2008	2007	2006
Note	£m	£m	£m
Interest receivable	49,522	32,252	24,688
Interest payable	(30,847)	(20,183)	(14,092)
Net interest income	1	18,675	12,069	10,596
Fees and commissions receivable	2	9,831	8,278	7,116
Fees and commissions payable	2	(2,386)	(2,193)	(1,922)
(Loss)/income from trading activities	2	(8,477)	1,292	2,675
Other operating income (excluding insurance premium income)	2	1,899	4,833	3,564
Insurance net premium income	24	6,326	6,087	5,973
Non-interest income	7,193	18,297	17,406
Total income	25,868	30,366	28,002
Staff costs	10,241	7,338	6,723
Premises and equipment	2,593	1,703	1,421
Other administrative expenses	5,464	2,969	2,658
Depreciation and amortisation	3,154	1,932	1,678
Write-down of goodwill and other intangible assets	32,581	—	—
Operating expenses	3	54,033	13,942	12,480
(Loss)/profit before other operating charges and impairment	(28,165)	16,424	15,522
Insurance net claims	24	4,430	4,624	4,458
Impairment	12	8,072	1,968	1,878
Operating (loss)/profit before tax	(40,667)	9,832	9,186
Tax	6	(2,323)	2,044	2,689
(Loss)/profit from continuing operations	(38,344)	7,788	6,497
Profit/(loss) from discontinued operations, net of tax	20	3,971	(76)	—
(Loss)/profit for the year	(34,373)	7,712	6,497

(Loss)/profit attributable to:
Minority interests	(10,832)	163	104
Other owners	7	596	246	191
Ordinary shareholders	(24,137)	7,303	6,202
(34,373)	7,712	6,497
Per 25p ordinary share:
Basic earnings	10	(145.7p	)	64.0	p	54.4	p

Diluted earnings	10	(145.7p	)	63.4	p	53.9	p

Dividends	8	19.3	p	27.0	p	21.6	p

The accompanying notes on pages 173 to 252, the accounting policies on pages 162 to 172 and the audited sections of ‘The Business Review: Risk, Capital and Liquidity Management’ on pages 57 to 123 form an integral part of these financial statements.

Balance sheets at 31 December 2008

		Group		Company
		2008 £m	Restated 2007 £m	2008 £m	2007 £m
	Note
Assets
Cash and balances at central banks	11	12,400	17,866	—	—
Loans and advances to banks	11	138,197	219,460	27,031	7,686
Loans and advances to customers	11	874,722	828,538	—	307
Debt securities subject to repurchase agreements	30	80,576	107,651	—	—
Other debt securities		186,973	187,005	—	—
Debt securities	14	267,549	294,656	—	—
Equity shares	15	26,330	53,026	—	—
Investments in Group undertakings	16	—	—	42,196	43,542
Settlement balances		17,832	16,589	—	—
Derivatives	13	992,559	277,402	1,168	173
Intangible assets	17	20,049	49,916	—	—
Property, plant and equipment	18	18,949	18,745	—	—
Deferred taxation	23	7,082	3,119	3	—
Prepayments, accrued income and other assets	19	24,402	15,662	489	127
Assets of disposal groups	20	1,581	45,850	—	—
Total assets		2,401,652	1,840,829	70,887	51,835

Liabilities
Deposits by banks	11	258,044	312,294	1,802	5,572
Customer accounts	11	639,512	682,363	26	—
Debt securities in issue	11	300,289	274,172	14,179	13,453
Settlement balances and short positions	21	54,277	91,021	—	—
Derivatives	13	971,364	272,052	361	179
Accruals, deferred income and other liabilities	22	31,482	34,208	47	8
Retirement benefit liabilities	4	2,032	460	—	—
Deferred taxation	23	4,165	5,400	—	3
Insurance liabilities	24	9,976	10,162	—	—
Subordinated liabilities	25	49,154	38,043	10,314	7,743
Liabilities of disposal groups	20	859	29,228	—	—
Total liabilities		2,321,154	1,749,403	26,729	26,958

Minority interests	26	21,619	38,388	—	—
Equity owners	27, 28	58,879	53,038	44,158	24,877
Total equity		80,498	91,426	44,158	24,877

Total liabilities and equity		2,401,652	1,840,829	70,887	51,835

The accompanying notes on pages 173 to 252, the accounting policies on pages 162 to 172 and the audited sections of ‘The Business Review: Risk, Capital and Liquidity Management’ on pages 57 to 123 form an integral part of these financial statements.

The accounts were approved by the Board of directors on 25 February 2009 and signed on its behalf by:

Philip Hampton	Stephen Hester	Guy Whittaker
Chairman	Group Chief Executive	Group Finance Director

Statements of recognised income and expense for the year ended 31 December 2008

	Group			Company
	2008	2007	2006	2008	2007	2006
	£m	£m	£m	£m	£m	£m
Available-for-sale investments
Net valuation (losses)/gains taken direct to equity	(8,096)	(776)	4,792	—	—	—
Net loss/(profit) taken to income	690	(513)	(313)	—	—	—

Cash flow hedges
Net losses taken direct to equity	(1,618)	(426)	(109)	—	—	—
Net losses/(gains) taken to earnings	162	(138)	(140)	2	3	3

Exchange differences on translation of foreign operations	15,425	2,210	(1,681)	—	—	—
Actuarial (losses)/gains on defined benefit plans	(2,287)	2,189	1,781	—	—	—
Income before tax on items recognised direct in equity	4,276	2,546	4,330	2	3	3
Tax on items recognised direct in equity	2,786	(170)	(1,173)	(1)	(1)	(1)
Net income recognised direct in equity	7,062	2,376	3,157	1	2	2
(Loss)/profit for the period	(34,373)	7,712	6,497	(9,602)	2,499	3,499
Total recognised income and expense for the year	(27,311)	10,088	9,654	(9,601)	2,501	3,501

Attributable to:
Equity owners	(22,979)	8,610	7,707	(9,601)	2,501	3,501
Minority interests	(4,332)	1,478	1,947	—	—	—
	(27,311)	10,088	9,654	(9,601)	2,501	3,501

The accompanying notes on pages 173 to 252, the accounting policies on pages 162 to 172 and the audited sections of ‘The Business Review: Risk, Capital and Liquidity Management’ on pages 57 to 123 form an integral part of these financial statements.

Cash flow statements for the year ended 31 December 2008

		Group			Company
		2008	2007	2006	2008	2007	2006
	Note	£m	£m	£m	£m	£m	£m
Operating activities
Operating (loss)/profit before tax		(40,667)	9,832	9,186	(10,017)	2,372	3,486
Operating profit before tax on discontinued activities		4,208	68	—	—	—	—

Adjustments for:
Depreciation and amortisation		3,154	1,932	1,678	—	—	—
Write-down of goodwill and other intangible assets		32,581	—	—	—	—	—
Write-down of investment in subsidiaries					14,321	—	—
Interest on subordinated liabilities		2,144	1,518	1,386	499	470	520
Charge for defined benefit pension schemes		490	489	580	—	—	—
Cash contribution to defined benefit pension schemes		(810)	(599)	(536)	—	—	—
Elimination of non-cash items on discontinued activities		592	62	—	—	—	—
Elimination of foreign exchange differences		(41,874)	(10,282)	4,516	1,778	(58)	(22)
Other non-cash items		8,603	(3,235)	(1,120)	(478)	1	18
Net cash (outflow)/inflow from trading activities		(31,579)	(215)	15,690	6,103	2,785	4,002
Changes in operating assets and liabilities		(42,219)	28,261	3,980	(22,254)	15,562	(508)
Net cash flows from operating activities before tax		(73,798)	28,046	19,670	(16,151)	18,347	3,494
Income taxes (paid)/received		(1,540)	(2,442)	(2,229)	119	6	154
Net cash flows from operating activities	33	(75,338)	25,604	17,441	(16,032)	18,353	3,648

Investing activities
Sale and maturity of securities		53,390	63,007	27,126	—	—	—
Purchase of securities		(55,229)	(61,020)	(19,126)	—	—	—
Investment in subsidiaries		—	—	—	(10,349)	(18,510)	(1,097)
Disposal of subsidiaries		—	—	—	700	6	—
Sale of property, plant and equipment		2,228	5,786	2,990	—	—	—
Purchase of property, plant and equipment		(5,757)	(5,080)	(4,282)	—	—	—
Proceeds on disposal of discontinued activities		20,113	(334)	—	—	—	—
Net investment in business interests and intangible assets	34	2,252	13,640	(63)	—	—	—
Loans to subsidiaries		—	—	—	—	—	—
Repayments from subsidiaries		—	—	—	—	469	547
Net cash flows from investing activities		16,997	15,999	6,645	(9,649)	(18,035)	(550)

Financing activities
Issue of ordinary shares		49	77	104	49	77	104
Placing and open offer		19,741	—	—	19,741	—	—
Rights issue		12,000	—	—	12,000	—	—
Issue of other equity interests		—	3,600	671		3,600	671
Issue of paid up equity		—	1,073	—	—	1,073	—
Issue of subordinated liabilities		2,413	1,018	3,027	—	—	399
Proceeds of minority interests issued		1,427	31,095	1,354	—	—	—
Redemption of minority interests		(13,579)	(545)	(81)	—	—	—
Repurchase of ordinary shares		—	—	(991)	—	—	(991)
Shares purchased by employee trusts		(64)	(65)	(254)	—	—	—
Shares issued under employee share schemes		2	79	108	—	—	7
Repayment of subordinated liabilities		(1,727)	(1,708)	(1,318)	—	(469)	(547)
Dividends paid		(3,193)	(3,411)	(2,727)	(2,908)	(3,290)	(2,661)
Interest on subordinated liabilities		(1,967)	(1,522)	(1,409)	(466)	(455)	(497)
Net cash flows from financing activities		15,102	29,691	(1,516)	28,416	536	(3,515)
Effects of exchange rate changes on cash and cash equivalents		29,209	6,010	(3,468)	761	62	(52)

Net (decrease)/increase in cash and cash equivalents		(14,030)	77,304	19,102	3,496	916	(469)
Cash and cash equivalents 1 January		148,955	71,651	52,549	1,573	657	1,126
Cash and cash equivalents 31 December		134,925	148,955	71,651	5,069	1,573	657

The accompanying notes on pages 173 to 252, the accounting policies on pages 162 to 172 and the audited sections of ‘The Business Review: Risk, Capital and Liquidity Management’ on pages 57 to 123 form an integral part of these financial statements.

Accounting policies

1. Presentation of accounts
The accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together IFRS) as adopted by the European Union (EU). The EU has not adopted the complete text of IAS 39 ‘Financial Instruments: Recognition and Measurement’; it has relaxed some of the standard’s hedging requirements. The Group has not taken advantage of this relaxation and has adopted IAS 39 as issued by the IASB: the Group’s financial statements are prepared in accordance with IFRS as issued by the IASB. The date of transition to IFRS for the Group and the company (The Royal Bank of Scotland Group plc) and the date of their opening IFRS balance sheets was 1 January 2004.

The Group adopted IFRS 8 ‘Operating Segments’ with effect from 1 January 2008. Early adoption of IFRS 8 has not materially affected segmental disclosures.

In October 2008, the IASB issued and, the European Union endorsed, amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’ to permit the reclassification of financial assets out of the held-for-trading (HFT) and available-for-sale (AFS) categories subject to certain restrictions. Transfers must be made at fair value and this fair value becomes the instruments’ new cost or amortised cost. The amendments are effective from 1 July 2008. Reclassifications made before 1 November 2008 were backdated to 1 July 2008; subsequent reclassifications were effective from the date the reclassification was made.

The Group has reclassified certain loans and debt securities out of the held-for-trading and available-for-sale categories into the loans and receivables category. It has also reclassified certain debt securities out of the held-for-trading category into the available-for-sale category. The balance sheet values of these assets, the effect of the reclassification on the income statement and the impairment losses relating to these assets are shown in Note 11 Financial instruments on page 193.

The 2007 comparative amounts have been restated for the netting of certain derivative asset and derivative liability balances with the London Clearing House as described in Note 13; the finalisation of the ABN AMRO acquisition accounting as set out in Note 34; and for the classification of Banco Real as a discontinued operation as described in Note 20.

The Group is not required to include reconciliations of shareholders’ equity and net income under IFRS and US GAAP in its filings with the Securities and Exchange Commission in the US.

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

The results of subsidiaries acquired are included in the consolidated income statement from the date control passes up until the Group ceases to control them through a sale or significant change in circumstances.

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

Payment services: this comprises income received for payment services including cheques cashed, direct debits, Clearing House Automated Payments (the UK electronic settlement system) and CHAPs payments (the automated clearing house that processes direct debits and direct credits). These are generally charged on a per transaction basis. The income is earned when the payment or transaction occurs. Charges for payment services are usually debited to the customer’s account monthly or quarterly in arrears. Accruals are raised for services provided but not charged at period end.

Card related services: fees from credit card business include:

•	Commission received from retailers for processing credit and debit card transactions: income is accrued to the income statement as the service is performed;

•
Interchange received: as issuer, the Group receives a fee (interchange) each time a cardholder purchases goods and services. The Group also receives interchange fees from other card issuers for providing cash advances through its branch and Automated Teller Machine networks. These fees are accrued once the transaction has taken place; and

•	An annual fee payable by a credit card holder is deferred and taken to profit or loss over the period of the service i.e. 12 months.

Insurance brokerage: this is made up of fees and commissions received from the agency sale of insurance. Commission on the sale of an insurance contract is earned at the inception of the policy, as the insurance has been arranged and placed. However, provision is made where commission is refundable in the event of policy cancellation in line with estimated cancellations.

Investment management fees: fees charged for managing investments are recognised as revenue as the services are provided. Incremental costs that are directly attributable to securing an investment management contract are deferred and charged as expense as the related revenue is recognised.

Insurance premiums: see accounting policy 12.

4. Assets held for sale and discontinued operations
A non-current asset (or disposal group) is classified as held for sale if the Group will recover the carrying amount principally through a sale transaction rather than through continuing use. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell. If the asset (or disposal group) is acquired as part of a business combination it is initially measured at fair value less costs to sell. Assets and liabilities of disposal groups classified as held for sale and non-current assets classified as held for sale are shown separately on the face of the balance sheet.

The results of discontinued operations are shown as a single amount on the face of the income statement comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognised either on measurement to fair value less costs to sell or on the disposal of the discontinued operation. A discontinued operation is a cash-generating unit or a group of cash-generating units that either has been disposed of, or is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations, (b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale.

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

Expenditure on internally generated goodwill and brands is written-off as incurred. Direct costs relating to the development of internal-use computer software are capitalised once technical feasibility and economic viability have been established. These costs include payroll, the costs of materials and services, and directly attributable overheads. Capitalisation of costs ceases when the software is capable of operating as intended. During and after development, accumulated costs are reviewed for impairment against the projected benefits that the software is expected to generate. Costs incurred prior to the establishment of technical feasibility and economic viability are expensed as incurred as are all training costs and general overheads. The costs of licences to use computer software that are expected to generate economic benefits beyond one year are also capitalised.

Acquired goodwill, being the excess of the cost of an acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, associate or joint venture acquired, is initially recognised at cost and subsequently at cost less any accumulated impairment losses. Goodwill arising on the acquisition of subsidiaries and joint ventures is included in the balance sheet category ‘Intangible assets’ and that on associates within their carrying amounts. The gain or loss on the disposal of a subsidiary, associate or joint venture includes the carrying value of any related goodwill.

On implementation of IFRS, the Group did not restate business combinations that occurred before January 2004. Under previous GAAP, goodwill arising on acquisitions after 1 October 1998 was capitalised and amortised over its estimated useful economic life. Goodwill arising on acquisitions before 1 October 1998 was deducted from equity. The carrying amount of goodwill in the Group’s opening IFRS balance sheet (1 January 2004) was £ 13,131 million, its carrying value under previous GAAP.

7. Property, plant and equipment
Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for separately. Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property.

Depreciation is charged to profit or loss on a straight-line basis so as to write-off the depreciable amount of property, plant and equipment (including assets owned and let on operating leases (except investment property – see accounting policy 9)) over their estimated useful lives. The depreciable amount is the cost of an asset less its residual value. Land is not depreciated. Estimated useful lives are as follows:

Freehold and long leasehold buildings	50 years
Short leaseholds	unexpired period of the lease
Property adaptation costs	10 to 15 years
Computer equipment	up to 5 years
Other equipment	4 to 15 years

Under previous GAAP, the Group’s freehold and long leasehold property occupied for its own use was recorded at valuation on the basis of existing use value. The Group elected to use this valuation as at 31 December 2003 (£ 2,391 million) as deemed cost for its opening IFRS balance sheet (1 January 2004).

8. Impairment of intangible assets and property, plant and equipment
At each reporting date, the Group assesses whether there is any indication that its intangible assets, or property, plant and equipment are impaired. If any such indication exists, the Group estimates the recoverable amount of the asset and the impairment loss if any. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. If an asset does not generate cash flows that are independent from those of other assets or groups of assets, recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of an asset is the higher of its fair value less cost to sell and its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset or cash-generating unit that have not been reflected in the estimation of future cash flows. If the recoverable amount of an intangible or tangible asset is less than its carrying value, an impairment loss is recognised immediately in profit or loss and the carrying value of the asset reduced by the amount of the loss. A reversal of an impairment loss on intangible assets (excluding goodwill) or property, plant and equipment is recognised as it arises provided the increased carrying value does not exceed that which it would have been had no impairment loss been recognised. Impairment losses on goodwill are not reversed.

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

10. Foreign currencies
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

11. Leases
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

Rental income from operating leases is credited to the income statement on a receivable basis over the term of the lease. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives (see accounting policy 7).

12. Insurance
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

13. Provisions
The Group recognises a provision for a present obligation resulting from a past event when it is more likely than not that it will be required to transfer economic benefits to settle the obligation and the amount of the obligation can be estimated reliably.

Provision is made for restructuring costs, including the costs of redundancy, when the Group has a constructive obligation to restructure. An obligation exists when the Group has a detailed formal plan for the restructuring and has raised a valid expectation in those affected by starting to implement the plan or announcing its main features.

If the Group has a contract that is onerous, it recognises the present obligation under the contract as a provision. An onerous contract is one where the unavoidable costs of meeting the obligations under it exceed the expected economic benefits. When the Group vacates a leasehold property, a provision is recognised for the costs under the lease less any expected economic benefits (such as rental income).

Contingent liabilities are possible obligations arising from past events whose existence will be confirmed only by uncertain future events or present obligations arising from past events that are not recognised because either an outflow of economic benefits is not probable or the amount of the obligation cannot be reliably measured. Contingent liabilities are not recognised but information about them is disclosed unless the possibility of any outflow of economic benefits in settlement is remote.

14. Taxation
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

15. Financial assets
On initial recognition, financial assets are classified into held-to-maturity investments; available-for-sale financial assets; held-for-trading; designated as at fair value through profit or loss; or loans and receivables.

Held-to-maturity investments – a financial asset may be classified as a held-to-maturity investment only if it has fixed or determinable payments, a fixed maturity and the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see accounting policy 3) less any impairment losses.

Held-for-trading – a financial asset is classified as held-for-trading if it is acquired principally for sale in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial assets are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses on held-for-trading financial assets are recognised in profit or loss as they arise.

Designated as at fair value through profit or loss – financial assets may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both, that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

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

Loans and receivables – non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables, except those that are classified as available-for-sale or as held-for-trading, or designated as at fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see accounting policy 3) less any impairment losses.

Available-for-sale –financial assets that are not classified as held-to-maturity; held-for-trading; designated as at fair value through profit or loss; or loans and receivables, are classified as available-for-sale. Financial assets can be designated as available-for-sale on initial recognition. Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as available-for-sale financial assets. Impairment losses and exchange differences resulting from retranslating the amortised cost of foreign currency monetary available-for-sale financial assets are recognised in profit or loss together with interest calculated using the effective interest method (see accounting policy 3). Other changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders’ equity until disposal, when the cumulative gain or loss is recognised in profit or loss.

Reclassifications – held-for-trading and available-for-sale financial assets that meet the definition of loans and receivables (non-derivative financial assets with fixed or determinable payments that are not quoted in an active market) may be reclassified to loans and receivables if the Group has the intention and ability to hold the financial asset for the foreseeable future or until maturity. The Group typically regards the foreseeable future as twelve months from the date of reclassification. Additionally, held-for-trading financial assets that do not meet the definition of loans and receivables may, in rare circumstances, be transferred to available-for-sale financial assets or to held-to-maturity investments.

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

16. Impairment of financial assets
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

Financial assets carried at amortised cost – if there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as loans and receivables or as held-to- maturity investments has been incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition.

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

Impairment losses are recognised in profit or loss and the carrying amount of the financial asset or group of financial assets reduced by establishing an allowance for impairment losses. If, in a subsequent period, the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognised, the previously recognised loss is reversed by adjusting the allowance. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

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

17. Financial liabilities
On initial recognition financial liabilities are classified into held-for-trading; designated as at fair value through profit or loss; or amortised cost.

A financial liability is classified as held-for-trading if it is incurred principally for repurchase in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses are recognised in profit or loss as they arise.

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

All other financial liabilities are measured at amortised cost using the effective interest method (see accounting policy 3).

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

18. Loan commitments
Provision is made for loan commitments, other than those classified as held-for-trading, if it is probable that the facility will be drawn and the resulting loan will be recognised at a value less than the cash advanced. Syndicated loan commitments in excess of the level of lending under the commitment approved for retention by the Group are classified as held-for-trading and measured at fair value.

19. Derecognition
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

20. Sale and repurchase transactions
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

21. Netting
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

22. Capital instruments
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

23. Derivatives and hedging
Derivative financial instruments are initially recognised, and subsequently measured, at fair value. Derivative fair values are determined from quoted prices in active markets where available. Where there is no active market for an instrument, fair value is derived from prices for the derivative’s components using appropriate pricing or valuation models.

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

Cash flow hedge –where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity. The ineffective portion is recognised in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity in the same periods in which the asset or liability affects profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuance of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss recognised in equity is recognised in profit or loss when the hedged cash flow occurs or, if the forecast transaction results in the recognition of a financial asset or financial liability, in the same periods during which the asset or liability affects profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss is recognised in profit or loss immediately.

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

24. Share-based payments
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

25. Cash and cash equivalents
Cash and cash equivalents comprises cash and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

26. Shares in Group entities
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

At 31 December 2008, gross loans and advances to customers totalled £ 885,611 million (2007 – £ 834,987 million) and customer loan impairment provisions amounted to £ 10,889 million (2007 – £ 6,449 million).

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

Collective component –this is made up of two elements: loan impairment provisions for impaired loans that are below individual assessment thresholds (collective impaired loan provisions) and for loan losses that have been incurred but have not been separately identified at the balance sheet date (latent loss provisions). These are established on a portfolio basis using a present value methodology taking into account the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends. The most significant factors in establishing these provisions are the expected loss rates and the related average life. These portfolios include credit card receivables and other personal advances including mortgages. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ materially from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates and their effect on customer spending, the unemployment level, payment behaviour and bankruptcy trends.

Pensions
The Group operates a number of defined benefit pension schemes as described in Note 4 on the accounts. The assets of the schemes are measured at their fair value at the balance sheet date. Scheme liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the scheme liabilities. These cash flows are discounted at the interest rate applicable to high-quality corporate bonds of the same currency and term as the liabilities. Any recognisable surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). In determining the value of scheme liabilities, assumptions are made as to price inflation, dividend growth, pension increases, earnings growth and employees. There is a range of assumptions that could be adopted in valuing the schemes’ liabilities. Different assumptions could significantly alter the amount of the surplus or deficit recognised in the balance sheet and the pension cost charged to the income statement. The assumptions adopted for the Group’s pension schemes are set out in Note 4 on the accounts together with the sensitivity of reported amounts to changes in those assumptions. A pension asset of £36 million and a liability of £2,032 million were recognised in the balance sheet at 31 December 2008 (2007 asset – £575 million; liability – £460 million).

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

Debt securities (held-for-trading, designated as at fair value though profit or loss and available-for-sale) – debt securities include those issued by governments, municipal bodies, mortgage agencies and financial institutions as well as corporate bonds, debentures and residual interests in securitisations.

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

Short positions (held-for-trading) – arise in dealing and market making activities where debt securities and equity shares are sold which the Group does not currently possess.

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

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. Fair value for a net open position in a financial asset or financial liability in an active market is the current bid or offer price times the number of units of the instrument held. Where a trading portfolio contains both financial assets and financial liabilities which are derivatives of the same underlying instrument, fair value is determined by valuing the gross long and short positions at current mid market prices, with an adjustment at portfolio level to the net open long or short position to amend the valuation to bid or offer as appropriate. Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. The sensitivity to reasonably possible alternative assumptions of the fair value of financial instruments valued using techniques where at least one significant input is unobservable is given in Note 11 on pages 187 and 188.

General insurance claims
The Group makes provision for the full cost of settling outstanding claims arising from its general insurance business at the balance sheet date, including claims estimated to have been incurred but not yet reported at that date and claims handling expenses. General insurance claims provisions amounted to £ 5,478 million at 31 December 2008 (2007 – £ 5,466 million).

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

Goodwill
The Group capitalises goodwill arising on the acquisition of businesses, as discussed in accounting policy 6. The carrying value of goodwill as at 31 December 2008 was £ 15,562 million (2007 – £42,953 million).

Goodwill is the excess of the cost of an acquired business over the fair value of its net assets. The determination of the fair value of assets and liabilities of businesses acquired requires the exercise of management judgement; for example those financial assets and liabilities for which there are no quoted prices, and those non-financial assets where valuations reflect estimates of market conditions, such as property. Different fair values would result in changes to the goodwill arising and to the post-acquisition performance of the acquisition. Goodwill is not amortised but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

For the purposes of impairment testing, goodwill acquired in a business combination is allocated to each of the Group’s cash-generating units or groups of cash-generating units expected to benefit from the combination. Goodwill impairment testing involves the comparison of the carrying value of a cash-generating unit or group of cash-generating units with its recoverable amount. The recoverable amount is the higher of the unit’s fair value and its value in use. Value in use is the present value of expected future cash flows from the cash-generating unit or group of cash-generating units. Fair value is the amount obtainable for the sale of the cash-generating unit in an arm’s length transaction between knowledgeable, willing parties.

Impairment testing inherently involves a number of judgmental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the business; estimation of the fair value of cash-generating units; and the valuation of the separable assets of each business whose goodwill is being reviewed. Sensitivity to changes in assumptions is discussed in Note 17 on page 207.

Deferred tax
The Group makes provision for deferred tax on short-term and other temporary differences where tax recognition occurs at a different time from accounting recognition.

The Group has recognised deferred tax assets in respect of losses, principally in the UK, and short-term timing differences. Tax relief is given for operating losses by offset when future profits arise and therefore the recoverability of deferred tax assets is a matter of judgement.

Accounting developments
International Financial Reporting Standards
The International Accounting Standards Board issued a revised IAS 23 ‘Borrowing Costs’ in March 2007. Entities are required to capitalise borrowing costs attributable to the development or construction of intangible assets or property plant or equipment. The standard is effective for accounting periods beginning on or after 1 January 2009 and is not expected to have a material effect on the Group or company.

The IASB issued a revised IAS 1 ‘Presentation of Financial Statements’ in September 2007 effective for accounting periods beginning on or after 1 January 2009. The amendments to the presentation requirements for financial statements are not expected to have a material effect on the Group or company.

The IASB published a revised IFRS 3 ‘Business Combinations’ and related revisions to IAS 27 ‘Consolidated and Separate Financial Statements’ following the completion in January 2008 of its project on the acquisition and disposal of subsidiaries. The standards improve convergence with US GAAP and provide new guidance on accounting for changes in interests in subsidiaries. The cost of an acquisition will comprise only consideration paid to vendors for equity; other costs will be expensed immediately. Groups will only account for goodwill on acquisition of a subsidiary; subsequent changes in interest will be recognised in equity and only on a loss of control will there be a profit or loss on disposal to be recognised in income. The changes are effective for accounting periods beginning on or after 1 July 2009 but both standards may be adopted together for accounting periods beginning on or after 1 July 2007. These changes will affect the Group’s accounting for future acquisitions and disposals of subsidiaries.

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

The IASB issued an amendment, 'Vesting Conditions and Cancellations', to IFRS 2 'Share-based Payment' in January 2008 that will change the accounting for share awards that have non-vesting conditions. The fair value of these awards does not currently take account of the effect of non-vesting conditions and where such conditions are not subsequently met, costs recognised up to the date of cancellation are reversed. The amendment requires costs not recognised up to the date of cancellation to be recognised immediately. The amendment is effective for accounting periods beginning on or after 1 January 2009. The Group estimates that adoption will cause a restatement of 2008 results, reducing profit by £ 110 million with no material affect on earlier periods. There is not expected to be a material effect on the company.

The IASB issued amendments to a number of standards in May 2008 as part of its annual improvements project. The amendments are effective for accounting periods beginning on or after 1 January 2009 and are not expected to have a material effect on the Group or company.

Also in May 2008, the IASB issued amendments to IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ and IAS 27 ‘Consolidated and Separate Financial Statements’ that change the investor's accounting for the cost of an investment in a subsidiary, jointly controlled entity or associate. It does not affect the consolidated accounts but may prospectively affect the company’s accounting and presentation of receipts of dividends from such entities.

The IASB issued an amendment to IAS 39 in July 2008 to clarify the IFRS stance on eligible hedged items. The amendment is effective for accounting periods beginning on or after 1 January 2009 and is not expected to have a material effect on the Group or the Bank.

The International Financial Reporting Interpretations Committee (IFRIC) issued interpretation IFRIC 15 ‘Agreements for the Construction of Real Estate’ in July 2008. This interpretation clarifies the accounting for construction profits. It is applicable for accounting periods beginning on or after 1 January 2009 and is not expected to have a material effect on the Group or company.

The IFRIC issued interpretation IFRIC 16 ‘Hedges of a Net Investment in a Foreign Operation’ in July 2008. The interpretation addresses the nature of the hedged risk and the amount of the hedged item; where in a group the hedging item could be held; and what amounts should be reclassified from equity on the disposal of a foreign operation that had been subject to hedging. The interpretation is effective for accounting periods beginning on or after 1 October 2008 and is not expected to have a material effect on the Group or company.

The IFRIC issued interpretation IFRIC 17 ‘Distributions of Non-Cash Assets to Owners’ and the IASB made consequential amendments to IFRS 5 'Non-Current Assets Held for Sale and Discontinued Operations' in December 2008. The interpretation requires distributions to be presented at fair value with any surplus or deficit to be recognised in income. The amendment to IFRS 5 extends the definition of disposal groups and discontinued operations to disposals by way of distribution. The interpretation is effective for accounting periods beginning on or after 1 July 2009, to be adopted at the same time as IFRS 3 (revised 2008), and is not expected to have a material effect on the Group or company.

The IFRIC issued interpretation IFRIC 18 ‘Transfers of Assets from Customers’ in January 2009. The interpretation addresses the accounting by suppliers that receive assets from customers, requiring measurement at fair value. The interpretation is effective for assets from customers received on or after 1 July 2009 and is not expected to have a material effect on the Group or company.

Notes on the accounts

1           Net interest income

	Group
	2008	2007	2006
	£m	£m	£m
Loans and advances to customers	41,812	28,568	22,195
Loans and advances to banks	2,356	1,570	843
Debt securities	5,354	2,114	1,650
Interest receivable	49,522	32,252	24,688

Customer accounts: demand deposits	4,341	4,327	3,083
Customer accounts: savings deposits	3,911	2,560	1,373
Customer accounts: other time deposits	8,108	6,301	4,444
Deposits by banks	6,576	3,406	2,621
Debt securities in issue	9,941	5,687	3,286
Subordinated liabilities	2,144	1,530	1,386
Internal funding of trading business	(4,174)	(3,628)	(2,101)
Interest payable	30,847	20,183	14,092

Net interest income	18,675	12,069	10,596

2           Non-interest income (excluding insurance premium income)

	Group
	2008	2007	2006
	£m	£m	£m
Fees and commissions receivable	9,831	8,278	7,116
Fees and commissions payable:
– banking	(1,985)	(1,727)	(1,432)
– insurance related	(401)	(466)	(490)
	(2,386)	(2,193)	(1,922)

(Loss)/income from trading activities:
Foreign exchange (1)	1,994	1,085	738
Interest rate (2)	1,454	1,414	973
Credit (3)	(12,200)	(1,446)	841
Equities and commodities (4)	275	239	123
	(8,477)	1,292	2,675
Other operating income:
Operating lease and other rental income	1,525	1,671	1,755
Changes in the fair value of own debt	977	152	—
Changes in the fair value of securities and other financial assets and liabilities	(1,730)	970	430
Changes in the fair value of investment properties	(86)	288	486
Profit on sale of securities	342	544	369
Profit on sale of property, plant and equipment	167	741	216
Profit on sale of subsidiaries and associates	943	67	44
Life company (losses)/profits	(52)	187	219
Dividend income	281	137	92
Share of profits less losses of associated entities	69	25	36
Other income	(537)	51	(83)
	1,899	4,833	3,564

The analysis of trading income is based on how the business is organised and the underlying risks managed.

Notes:

Trading income comprises gains and losses on financial instruments held for trading, both realised and unrealised, interest income and dividends and the related funding costs. The types of instruments include:

(1)	Foreign exchange: spot foreign exchange contracts, currency swaps and options, emerging markets and related hedges and funding.

(2)	Interest rate: interest rate swaps, forward foreign exchange contracts, forward rate agreements, interest rate options, interest rate futures and related hedges and funding.

(3)	Credit: asset-backed securities, corporate bonds, credit derivatives and related hedges and funding.

(4)	Equities and commodities: equities, commodities, equity derivatives, commodity contracts and related hedges and funding.

3           Operating expenses

	Group
	2008	2007	2006
	£m	£m	£m
Wages, salaries and other staff costs	8,907	6,230	5,652
Social security costs	696	471	389
Share-based compensation	—	65	65
Pension costs
– defined benefit schemes (see Note 4)	490	489	580
– defined contribution schemes	148	83	37
Staff costs	10,241	7,338	6,723

Premises and equipment	2,593	1,703	1,421
Other administrative expenses	5,464	2,969	2,658

Property, plant and equipment (see Note 18)	1,584	1,297	1,293
Intangible assets (see Note 17)	1,570	635	385
Depreciation and amortisation	3,154	1,932	1,678

Write-down of goodwill and other intangible assets	32,581	—	—
	54,033	13,942	12,480

Integration costs included in operating expenses comprise expenditure incurred in respect of cost reduction and revenue enhancement programmes set in connection with the various acquisitions made by the Group.

	Group
	2008	2007	2006
	£m	£m	£m
Staff costs	503	18	76
Premises and equipment	25	4	10
Other administrative expenses	486	26	32
Depreciation and amortisation	36	60	16
	1,050	108	134

Restructuring costs included in operating expenses comprise:

2008 £m
Staff costs	251
Premises and equipment	15
Other administrative expenses	41
307

No restructuring costs were incurred in 2007 and 2006.

The average number of persons employed in the continuing operations of the Group during the year, excluding temporary staff, was 197,100 (2007 – 157,200; 2006 – 142,600); on the same basis the discontinued operations employed 32,200 (2007 – 13,300; 2006 – nil). The average number of temporary employees during 2008 was 7,000 (2007 – 4,900). The number of persons employed in the continuing operations of the Group at 31 December, excluding temporary staff, was as follows:

	Group
	2008	2007	2006
Global Banking & Markets	18,700	17,600	7,600
Global Transaction Services	4,200	3,900	2,500
UK Retail & Commercial Banking	46,100	45,700	46,300
US Retail & Commercial Banking	18,700	19,000	19,800
Europe & Middle East Retail & Commercial Banking	7,900	8,700	5,700
Asia Retail & Commercial Banking	11,600	12,500	4,600
RBS Insurance	17,400	18,000	18,500
Group Manufacturing	43,600	44,500	34,100
Centre	4,200	3,800	2,700
RBS share of shared assets	400	1,200	—
RFS Holdings minority interest	26,700	28,600	—
Total	199,500	203,500	141,800

UK	105,800	108,000	105,700
US	27,100	26,500	26,200
Europe	40,200	40,500	8,100
Rest of the World	26,400	28,500	1,800
Total	199,500	203,500	141,800
Discontinued operations, excluding temporary staff, employed 2,600 persons at 31 December 2008 (2007 – 53,200; 2006 – nil).

4           Pension costs
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

Interim valuations of the Group’s schemes were prepared to 31 December by independent actuaries, using the following assumptions:

	Main scheme			All schemes
Principal actuarial assumptions at 31 December	2008	2007	2006	2008	2007	2006
				Weighted average
Discount rate	6.5%	6.0%	5.3%	6.0%	5.8%	5.3%
Expected return on plan assets (weighted average)	7.1%	6.9%	6.9%	6.3%	6.8%	6.9%
Rate of increase in salaries*	4.0%	4.5%	4.2%	3.4%	4.0%	4.1%
Rate of increase in pensions in payment	2.7%	3.2%	2.9%	2.4%	2.8%	2.8%
Inflation assumption	2.7%	3.2%	2.9%	2.4%	2.9%	2.9%

* Rate of increase in salaries in the Main Scheme assumed to be 2.0% over the next two years.

	Main scheme			All schemes
Major classes of plan assets as a percentage of total plan assets	2008	2007	2006	2008	2007	2006
Equities	59.4%	61.0%	60.5%	42.2%	57.8%	60.7%
Index-linked bonds	18.0%	18.2%	17.3%	11.4%	13.1%	16.1%
Government fixed interest bonds	1.2%	1.2%	2.5%	26.8%	12.9%	3.3%
Corporate and other bonds	18.5%	15.1%	14.0%	14.3%	12.0%	13.9%
Property	3.7%	3.8%	4.3%	3.9%	3.0%	4.5%
Cash and other assets	(0.8%)	0.7%	1.4%	1.4%	1.2%	1.5%

Ordinary shares of the company with a fair value of £15 million (2007 – £69 million; 2006 – £89 million) are held by the Group’s pension schemes; £15 million (2007 – £65 million; 2006 – £87 million) in the Main scheme which also holds other financial instruments issued by the Group with a value of £ 421 million (2007 – £ 606 million; 2006 – £ 258 million).

The expected return on plan assets at 31 December is based upon the weighted average of the following assumed returns on the major classes of plan assets:

	Main scheme			All schemes
	2008	2007	2006	2008	2007	2006
Equities	8.4%	8.1%	8.1%	8.4%	8.1%	8.1%
Index-linked bonds	3.9%	4.5%	4.5%	3.9%	4.5%	4.5%
Government fixed interest bonds	3.9%	4.5%	4.5%	4.3%	4.7%	4.5%
Corporate and other bonds	6.1%	5.5%	5.3%	5.7%	5.5%	5.3%
Property	6.1%	6.3%	6.3%	6.1%	6.3%	6.3%
Cash and other assets	2.5%	4.6%	4.6%	5.1%	4.5%	4.4%

Post-retirement mortality assumptions (Main scheme)	2008	2007	2006
Longevity at age 60 for current pensioners (years):
Males	26.1	26.0	26.0
Females	26.9	26.8	28.9

Longevity at age 60 for future pensioners (years):
Males	28.1	28.1	26.8
Females	28.2	28.2	29.7

	Main scheme			All schemes
	Fair value of plan assets	Present value of defined benefit obligations	Net pension deficit/ (surplus)	Fair value of plan assets	Present value of defined benefit obligations	Net pension deficit/ (surplus)
Changes in value of net pension deficit/(surplus)	£m	£m	£m	£m	£m	£m
At 1 January 2007	17,374	19,004	1,630	18,959	20,951	1,992
Currency translation and other adjustments	—	—	—	381	397	16
Income statement:
Expected return	1,182		(1,182)	1,394		(1,394)
Interest cost		1,007	1,007		1,177	1,177
Current service cost		566	566		684	684
Past service cost		19	19		22	22
	1,182	1,592	410	1,394	1,883	489
Statement of recognised income and expense:
Actuarial gains and losses	163	(1,937)	(2,100)	19	(2,170)	(2,189)
Acquisition of subsidiaries	—	—	—	6,997	7,173	176
Intra-group transfers	30	30	—	—	—	—
Contributions by employer	416	—	(416)	599	—	(599)
Contributions by plan participants	—	—	—	5	5	—
Benefits paid	(551)	(551)	—	(652)	(652)	—
Expenses included in service cost	(39)	(39)	—	(40)	(40)	—
At 1 January 2008	18,575	18,099	(476)	27,662	27,547	(115)
Transfers to disposal groups	—	—	—	(1)	(49)	(48)
Currency translation and other adjustments	—	—	—	2,497	2,692	195
Income statement:
Expected return	1,271		(1,271)	1,865		(1,865)
Interest cost		1,080	1,080		1,622	1,622
Current service cost		437	437		705	705
Past service cost		21	21		28	28
	1,271	1,538	267	1,865	2,355	490
Statement of recognised income and expense:
Actuarial gains and losses	(4,784)	(3,389)	1,395	(6,051)	(3,764)	2,287
Disposal of subsidiaries	—	—	—	(31)	(34)	(3)
Contributions by employer	396	—	(396)	810	—	(810)
Contributions by plan participants	—	—	—	9	9	—
Benefits paid	(630)	(630)	—	(978)	(978)	—
Expenses included in service cost	(24)	(24)	—	(26)	(26)	—
At 31 December 2008	14,804	15,594	790	25,756	27,752	1,996

Net pension deficit comprises:	£m
Net assets of schemes in surplus (included in Prepayments, accrued income and other assets, Note 19)	(36)
Net liabilities of schemes in deficit	2,032
1,996

At 31 December 2008, ABN AMRO’s principal pension scheme in the Netherlands had fair value of plan assets of £8,181 million (2007 – £6,417 million) and present value of defined benefit obligations £8,589 million (2007 – £6,189 million). The principal actuarial assumptions at 31 December 2008 were: discount rate 5.4% (2007 – 5.4%); expected return on plan assets (weighted average) 4.7% (2007 – 6.2%); rate of increase in salaries 2.5% (2007 – 2.5%); rate of increase in pensions in payment 2.0% (2007 – 2.0%); and inflation assumption 2.0% (2007 – 2.0%).

The Group expects to contribute £807 million to its defined benefit pension schemes in 2009 (Main scheme – £385 million). Of the net liabilities of schemes in deficit, £201 million (2007 – £212 million) relates to unfunded schemes.

Cumulative net actuarial losses of £717 million (2007 – £1,570 million gains; 2006 – £619 million losses) have been recognised in the statement of recognised income and expense, of which £184 million gains (2007 – £1,579 million gains; 2006 – £521 million losses) relate to the Main scheme.

4           Pension costs (continued)

	Main scheme					All schemes
History of defined benefit schemes	2008 £m	2007 £m	2006 £m	2005 £m	2004 £m	2008 £m	2007 £m	2006 £m	2005 £m	2004 £m
Fair value of plan assets	14,804	18,575	17,374	15,914	13,569	25,756	27,662	18,959	17,388	14,798
Present value of defined benefit obligations	15,594	18,099	19,004	19,118	16,051	27,752	27,547	20,951	21,123	17,738
Net (deficit)/surplus	(790)	476	(1,630)	(3,204)	(2,482)	(1,996)	115	(1,992)	(3,735)	(2,940)
Experience losses on plan liabilities	(55)	(256)	(4)	(41)	(624)	(65)	(210)	(19)	(68)	(631)
Experience gains on plan assets	(4,784)	163	552	1,556	392	(6,051)	19	587	1,661	408
Actual return on pension schemes assets	(3,513)	1,345	1,574	2,486	1,230	(4,186)	1,413	1,660	2,677	1,328

The table below sets out the sensitivities of the pension cost for the year and the present value of detailed benefit obligations at the balance sheet dates to a change in the principal actuarial assumptions:

	Main scheme				All schemes
	Increase/(decrease)				Increase/(decrease)
	in pension cost for the year		in obligation at 31 December		in pension cost for the year		in obligation at 31 December
	2008	2007	2008	2007	2008	2007	2008	2007
	£m	£m	£m	£m	£m	£m	£m	£m
25 bps increase in the discount rate	(37)	(41)	(696)	(874)	(53)	(49)	(1,161)	(1,318)
25 bps increase in inflation	77	83	624	800	114	98	1,089	1,245
25 bps additional rate of increase in pensions in payment	41	43	383	461	63	51	695	760
25 bps additional rate of increase in deferred pensions	8	5	94	113	15	7	227	239
25 bps additional rate of increase in salaries	28	35	168	216	35	40	219	265
Longevity increase of 1 year	31	31	302	390	50	37	700	761

5           Auditors’ remuneration
Amounts paid to the company’s auditors for statutory audit and other services were as follows:

	Group
	2008	2007
	£m	£m
Audit Services
– Statutory audit (1)	44.1	20.4
– Audit related including regulatory reporting	3.1	1.4
	47.2	21.8
Tax Services
– Compliance services	0.3	0.2
– Advisory services	0.3	0.2
	0.6	0.4
All other services	10.9	9.0
Total	58.7	31.2

Note:

(1)
Includes fees of £23.1 million (2007 – nil) in respect of the audit of ABN AMRO Holding N.V. Deloitte were appointed as auditors of ABN AMRO in 2008. In 2007, fees paid to Ernst & Young for the audit of ABN AMRO Holding N.V. were £33.9 million. These fees are not included above.

6           Tax

	Group
	2008	2007	2006
	£m	£m	£m
Current taxation:
Charge for the year	1,230	2,514	2,626
Over provision in respect of prior periods	(254)	(39)	(253)
Relief for overseas taxation	(34)	(198)	(147)
	942	2,277	2,226
Deferred taxation:
(Credit)/charge for the year	(3,167)	95	396
(Under)/over provision in respect of prior periods	(98)	(328)	67
Tax (credit)/charge for the year	(2,323)	2,044	2,689

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 28.5% (2007 – 30%; 2006 – 30%) as follows:

	2008	2007	2006
	£m	£m	£m
Expected tax (credit)/charge	(11,590)	2,950	2,756
Non-deductible goodwill impairment	8,292	12	—
Unrecognised timing differences	274	29	—
Other non-deductible items	330	222	288
Non-taxable items	(491)	(595)	(251)
Taxable foreign exchange movements	80	16	5
Foreign profits taxed at other rates	203	(25)	63
Reduction in deferred tax liability following change in the rate of UK corporation tax	—	(189)	—
Losses in year not recognised	942	2	—
Losses brought forward and utilised	(11)	(11)	14
Adjustments in respect of prior periods (1)	(352)	(367)	(186)
Actual tax (credit)/charge	(2,323)	2,044	2,689

Note:

(1) Prior period tax adjustments principally comprise releases of tax provisions in respect of structured transactions and investment disposals, and adjustments to reflect submitted tax computations in the UK and overseas.

The effective tax rate for the year was 5.7% (2007 – 20.8%; 2006 – 29.3%). The deferred tax credit is net of £210 million deferred tax expense arising from the write-down of the carrying value of previously recognised deferred tax assets.

7           Profit attributable to other owners
	Group
	2008	2007	2006
	£m	£m	£m
Dividends paid to other owners:
Non-cumulative preference shares of US$0.01	293	152	99
Non-cumulative preference shares of €0.01	183	94	92
Non-cumulative preference shares of £1	60	—	—
Interest on securities classified as equity, net of tax	60	—	—
Total	596	246	191

Notes:

(1) In accordance with IAS 32, certain preference share issued by the company are included in subordinated liabilities and the related finance cost in interest payable.

(2) Between 1 January 2009 and the date of approval of these accounts, dividends amounting to US$163 million have been declared in respect of equity preference shares for payment on 31 March 2009.

8           Ordinary dividends
Prior year ordinary dividends per share in the table below have been restated for the effect of the rights issue in June 2008 and the capitalisation issue in September 2008.

	Group
	2008	2007	2006	2008	2007	2006
	p per share	p per share	p per share	£m	£m	£m
Final dividend for previous year declared during the current year	19.3	18.5	14.8	2,312	2,091	1,699
Interim dividend	—	8.5	6.8	—	953	771
Total dividends paid on ordinary equity shares	19.3	27.0	21.6	2,312	3,044	2,470

9           Profit dealt with in the accounts of the company
As permitted by section 230(3) of the Companies Act 1985, the primary financial statements of the company do not include an income statement. Condensed information is set out below:

	Company
	2008	2007	2006
	£m	£m	£m
Dividends received from banking subsidiary	4,639	2,330	3,502
Dividends received from other subsidiaries	163	415	229
Total income	4,802	2,745	3,731
Interest receivable from subsidiaries	793	460	516
Interest payable to subsidiaries	(495)	(307)	(246)
Other net interest payable and operating expenses	(796)	(526)	(515)
Write-down of investments in subsidiaries	(14,321)	—	—
Operating (loss)/profit before tax	(10,017)	2,372	3,486
Tax	415	127	13
(Loss)/profit for the year	(9,602)	2,499	3,499

(Loss)/profit attributable to:
Ordinary shareholders	(10,198)	2,253	3,308
Other owners	596	246	191
	(9,602)	2,499	3,499

10           Earnings per ordinary share
The earnings per share are based on the following:

	Company
	2008	2007	2006
	£m	£m	£m
Earnings:
(Loss)/profit attributable to ordinary shareholders	(24,137)	7,303	6,202
Add back finance cost on dilutive convertible securities	—	60	64
Diluted earnings attributable to ordinary shareholders	(24,137)	7,363	6,266

	Number of shares - millions
Number of ordinary shares:
Weighted average number of ordinary shares in issue during the year	16,563	11,413	11,411
Effect of dilutive share options and convertible securities	—	198	208
Diluted weighted average number of ordinary shares during the year	16,563	11,611	11,619

The numbers of ordinary shares in issue in prior years have been adjusted retrospectively for the bonus element of the rights issue completed in June 2008 and the capitalisation issue in September 2008. None of the convertible securities had a dilutive effect in 2008. All convertible securities had a dilutive effect in 2007 and 2006 and have been included in the computation of diluted earnings per share.

The effect of discontinued operations on earnings per share is not material.

11           Financial instruments
Classification
The following tables analyse the Group’s financial assets and financial liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown separately.

	Group
	Held-for-trading	Designated as at fair value through profit or loss	Hedging derivatives	Available-for-sale	Loans and receivables	Other (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
2008	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—		—	12,400		—		12,400
Loans and advances to banks (1)	56,234	—		—	81,963		—		138,197
Loans and advances to customers (2, 3)	51,501	2,141		—	806,627		14,453		874,722
Debt securities (4)	116,280	5,428		132,856	12,985		—		267,549
Equity shares	17,054	2,101		7,175	—		—		26,330
Settlement balances	—	—		—	17,832		—		17,832
Derivatives	985,700	—	6,859	—	—		—		992,559
Intangible assets	—	—		—			—	20,049	20,049
Property, plant and equipment	—	—		—				18,949	18,949
Deferred taxation	—	—		—	—		—	7,082	7,082
Prepayments, accrued income and other assets	—	—		—	1,326			23,076	24,402
Assets of disposal groups	—	—		—				1,581	1,581
	1,226,769	9,670	6,859	140,031	933,133		14,453	70,737	2,401,652
Liabilities
Deposits by banks (5)	81,154	—				176,890	—		258,044
Customer accounts (6, 7)	55,926	8,054				575,532	—		639,512
Debt securities in issue (8, 9)	3,992	47,451				248,846	—		300,289
Settlement balances and short positions	42,536	—				11,741	—		54,277
Derivatives	963,088	—	8,276			—	—		971,364
Accruals, deferred income and other liabilities	260	—				1,619	22	29,581	31,482
Retirement benefit liabilities								2,032	2,032
Deferred taxation								4,165	4,165
Insurance liabilities								9,976	9,976
Subordinated liabilities	—	1,509				47,645	—	—	49,154
Liabilities of disposal groups		—				—	—	859	859
	1,146,956	57,014	8,276			1,062,273	22	46,613	2,321,154
Equity									80,498
									2,401,652

	Group
	Held-for-trading	Designated as at fair value through profit or loss	Hedging derivatives	Available-for-sale	Loans and receivables	Other (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
2007	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—		—	17,866		—		17,866
Loans and advances to banks (1)	71,639	—		—	147,821		—		219,460
Loans and advances to customers (2, 3)	103,811	3,067		—	709,090		12,570		828,538
Debt securities (4)	190,671	5,777		95,536	2,672		—		294,656
Equity shares	37,546	7,866		7,614	—		—		53,026
Settlement balances	—	—		—	16,589		—		16,589
Derivatives	274,849	—	2,553	—	—		—		277,402
Intangible assets								49,916	49,916
Property, plant and equipment								18,745	18,745
Deferred taxation	—	—	—	—	—	—	—	3,119	3,119
Prepayments, accrued income and other assets	—	—		—	877		—	14,785	15,662
Assets of disposal groups								45,850	45,850
	678,516	16,710	2,553	103,150	894,915		12,570	132,415	1,840,829
Liabilities
Deposits by banks (5)	65,491	—				246,803	—		312,294
Customer accounts (6, 7)	60,426	7,505				614,432	—		682,363
Debt securities in issue (8, 9)	9,455	41,834				222,883	—		274,172
Settlement balances and short positions	73,501	—				17,520	—		91,021
Derivatives	269,343	—	2,709			—	—		272,052
Accruals, deferred income and other liabilities	209	—				1,545	19	32,435	34,208
Retirement benefit liabilities								460	460
Deferred taxation								5,400	5,400
Insurance liabilities								10,162	10,162
Subordinated liabilities	—	897				37,146	—	—	38,043
Liabilities of disposal groups								29,228	29,228
	478,425	50,236	2,709			1,140,329	19	77,685	1,749,403
Equity									91,426
									1,840,829

Notes:

(1)	Includes reverse repurchase agreements of £58,771 million (2007 – £175,941 million) and items in the course of collection from other banks of £2,888 million (2007 – £3,095 million).

(2)	Includes reverse repurchase agreements of £39,313 million (2007 – £142,357 million).

(3)
The change in fair value of loans and advances to customers designated as at fair value through profit and loss attributable to changes in credit risk was £328 million for the year and £440 million cumulatively. The amounts for 2007 were not material.

(4)	Includes treasury bills and similar securities of £31,509 million (2007 – £16,315 million) and other eligible bills of £25,028 million (2007 – £1,914 million).

(5)	Includes repurchase agreements of £83,666 million (2007 – £163,038 million) and items in the course of transmission to other banks of £542 million (2007 – £372 million).

(6)	Includes repurchase agreements of £58,143 million (2007 – £134,916 million).

(7)
The carryng amount of other customer accounts designated as at fair value through profit or loss is £47 million lower (2007 – £77 million greater) than the principal amount. No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movements in the period in the credit risk premium payable. The amounts include investment contracts with a carrying value of £5,364 million (2007 – £5,555 million).

(8)	Comprises bonds and medium term notes of £156,841 million (2007 – £119,578 million) and certificates of deposit and other commercial paper of £143,448 million (2007 – £154,594 million).

(9)
£1,054 million (2007 – £162 million) has been recognised in profit or loss for changes in credit risk associated with debt securities in issue designated as at fair value through profit or loss measured as the change in fair value from movements in the period in the credit risk premium payable by the Group. The carrying amount is £1,145 million (2007 – £317 million) lower than the principal amount.

(10)
During 2008 the Group reclassified financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category and from the held-for-trading category into the available-for-sale category (see page 193).

11           Financial instruments (continued)
The following tables analyse the company’s financial assets and financial liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown separately.

	Company
	Held-for-trading	Hedging derivatives	Loans and receivables	Other (amortised cost)	Non financial assets/ liabilities	Total
2008	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks (1)	—		27,031		—	27,031
Investments in Group undertakings	—		—		42,196	42,196
Derivatives (3)	975	193	—		—	1,168
Deferred taxation	—	—	—	—	3	3
Prepayments, accrued income and other assets	—		—		489	489
	975	193	27,031		42,688	70,887
Liabilities
Deposits by banks (2)	—		—	1,802	—	1,802
Customer accounts (2)				26		26
Debt securities in issue	—		—	14,179	—	14,179
Derivatives (2)	136	225	—	—	—	361
Accruals, deferred income and other liabilities	—		—	—	47	47
Subordinated liabilities	—		—	10,314	—	10,314
	136	225	—	26,321	47	26,729

Equity						44,158
						70,887

2007
Assets
Loans and advances to banks (1)	—	—	7,686		—	7,686
Loans and advances to customers (3)	—	—	307		—	307
Investments in Group undertakings	—	—	—		43,542	43,542
Derivatives (3)	173	—	—		—	173
Prepayments, accrued income and other assets	—	—	—		127	127
	173	—	7,993		43,669	51,835
Liabilities
Deposits by banks (2)	—	—		5,572	—	5,572
Debt securities in issue	—	—		13,453	—	13,453
Derivatives (2)	125	54		—	—	179
Accruals, deferred income and other liabilities	—	—		—	8	8
Deferred taxation	—	—		—	3	3
Subordinated liabilities	—	—		7,743	—	7,743
	125	54		26,768	11	26,958

Equity						24,877
						51,835

Notes:

(1) Incudes amounts due from subsidiaries of £27,031 million (2007 – £7,130 million).

(2) Due to subsidiaries.

(3) Due from subsidiaries.

Valuation of financial instruments
Control environment
The Group’s control environment for the determination of the fair value of financial instruments has been designed to ensure there are formalised review protocols for independent review and validation of fair values separate from those businesses entering into the transactions. This includes specific controls to ensure consistent pricing policies and procedures, incorporating disciplined price verification for both proprietary and counterparty risk trades. The Group ensures special attention is given to bespoke transactions, structured products, illiquid products, and other assets which are difficult to price.

The business entering into the transaction is responsible for the initial determination and recording of the fair value of the transaction. There are daily controls over the profit or loss recorded by trading and treasury front office traders.

A key element of the control environment, segregated from the recording of the transaction’s valuation, is the independent price verification (IPV) process. Valuations are first calculated by the business which entered into the transaction. Such valuations may be direct prices, or may be derived using a model and variable model inputs. These valuations are reviewed, and if necessary amended, by the IPV process. This process involves a team, independent of those trading the financial instruments, reviewing valuations in the light of available pricing evidence. IPV is performed at a frequency to match the availability of independent data, and the size of the Group’s exposure. For liquid instruments the process is performed daily. The minimum frequency of review in GBM is monthly for regulatory trading book positions, and six monthly for regulatory banking book positions. The IPV control includes formalised reporting and escalation of any valuation differences in breach of defined thresholds. In addition, within GBM, there is a dedicated team (the Global Pricing Unit) which determines IPV policy, monitors adherence to policy, and performs additional independent review on highly subjective valuation issues.

In GBM, when models are used to value products, those models are subject to a review process which requires different levels of model documentation, testing and review, depending on the complexity of the model and the size of the Group’s exposure. A key element of the control environment over model use in GBM is a review committee which comprises of valuations experts from several functions within GBM. The committee sets the policy for model documentation, testing and review, and prioritises models with significant exposure for review by the Group’s quantitative research centre. This centre, which is independent of the trading businesses, assesses the appropriateness of the application of the model to the product, the mathematical robustness of the model, and (where appropriate), considers alternative modelling approaches.

GBM also maintains a valuation control committee that meets formally on a monthly basis to discuss and review escalated items and to consider highly complex and subjective valuation matters. The committee includes valuation specialists representing several independent review functions (including market risk, quantitative research and finance) and senior members of the Group’s front office trading businesses.

Certain financial instruments have become more difficult and subjective to value and have therefore been transferred to a centrally managed asset unit, to separate them from business as usual activities and to allow dedicated focus on the management and valuation of the exposures. The unit has a valuation committee comprising senior representatives of the trading function, risk management and GBM Global Pricing Unit which meets regularly and is responsible for monitoring, assessing and enhancing the adequacy of the valuation techniques being adopted for these instruments.

Valuation techniques
The Group uses a number of methodologies to determine the fair values of financial instruments for which observable prices in active markets for identical instruments are not available. These techniques include: relative value methodologies based on observable prices for similar instruments; present value approaches where future cash flows from the asset or liability are estimated and then discounted using a risk-adjusted interest rate; option pricing models (such as Black-Scholes or binomial option pricing models) and simulation models such as Monte-Carlo.

The principal inputs to these valuation techniques are listed below. Values between and beyond available data points are obtained by interpolation and extrapolation. When utilising valuation techniques, the fair value can be significantly affected by the choice of valuation model and underlying assumptions made concerning factors such as the amounts and timing of cash flows, discount rates and credit risk.

•	Bond prices – quoted prices are generally available for government bonds, certain corporate securities and some mortgage-related products.

•	Credit spreads – where available, these are derived from prices of CDS or other credit based instruments, such as debt securities. For others, credit spreads are obtained from pricing services.

•	Interest rates – these are principally benchmark interest rates such as the London Inter-Bank Offered Rate (LIBOR) and quoted interest rates in the swap, bond and futures markets.

•	Foreign currency exchange rates – there are observable markets both for spot and forward contracts and futures in the world’s major currencies.

11           Financial instruments (continued)
•	Equity and equity index prices – quoted prices are generally readily available for equity shares listed on the world’s major stock exchanges and for major indices on such shares.

•	Commodity prices – many commodities are actively traded in spot and forward contracts and futures on exchanges in London, New York and other commercial centres.

•
Price volatilities and correlations – volatility is a measure of the tendency of a price to change with time. Correlation measures the degree to which two or more prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Volatility is a key input in valuing options and the valuation of certain products such as derivatives with more than one underlying variable that are correlation-dependent. Volatility and correlation values are obtained from broker quotations, pricing services or derived from option prices.

•
Prepayment rates – the fair value of a financial instrument that can be prepaid by the issuer or borrower differs from that of an instrument that cannot be prepaid. In valuing prepayable instruments that are not quoted in active markets, the Group considers the value of the prepayment option.

•
Counterparty credit spreads – adjustments are made to market prices (or parameters) when the creditworthiness of the counterparty differs from that of the assumed counterparty in the market price (or parameters).

•
Recovery rates / loss given default – these are used as an input to valuation models and reserves for ABS and other credit products as an indicator of severity of losses on default. Recovery rates are primarily sourced from market data providers or inferred from observable credit spreads.

In order to determine a reliable fair value, where appropriate, the Group applies valuation adjustments to the pricing information derived from the above sources. These adjustments reflect the Group’s assessment of factors that market participants would consider in setting a price, to the extent that these factors have not already been included in the information from the above sources. Furthermore, on an ongoing basis, the Group assesses the appropriateness of any model used. To the extent that the price provided by internal models does not represent the fair value of the instrument, for instance in highly stressed market conditions, the Group makes adjustments to the model valuation to calibrate to other available pricing sources. Where unobservable inputs are used, the Group may determine a range of possible valuations based upon differing and stress scenarios to determine the sensitivity associated with the valuation. When establishing the fair value of a financial instrument using a valuation technique, the Group considers certain adjustments to the modelled price which market participants would make when pricing that instrument. Such adjustments include the credit quality of the counterparty and adjustments to correct model valuations for any known limitations. In addition, the Group makes adjustments to defer income for financial instruments valued at inception where the valuation of that financial instrument materially depends on one or more unobservable model inputs.

The Group refines and modifies its valuation techniques as markets and products develop and as the pricing for individual products becomes more or less readily available. While the Group believes its valuation techniques are appropriate and consistent with other market participants, the use of different methodologies or assumptions could result in different estimates of fair value at the balance sheet date.

Valuation hierarchy
The table below shows the financial instruments carried at fair value by valuation method.

	31 December 2008				31 December 2007
	Level 1(1)	Level 2 (2)	Level 3 (3)	Total	Level 1 (1)	Level 2 (2)	Level 3 (3)	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Fair value through profit or loss:
Loans and advances to banks	—	56.2	—	56.2	—	71.5	0.1	71.6
Loans and advances to customers	—	50.5	3.1	53.6	—	93.8	13.1	106.9
Debt securities	52.8	65.1	3.8	121.7	83.1	101.8	11.6	196.5
Equity shares	10.6	7.8	0.8	19.2	36.5	8.0	0.9	45.4
Derivatives	3.9	978.4	10.3	992.6	1.9	270.3	5.2	277.4
	67.3	1,158.0	18.0	1,243.3	121.5	545.4	30.9	697.8
Available-for-sale:
Debt securities	20.9	108.8	3.1	132.8	32.1	62.3	1.1	95.5
Equity shares	4.8	2.1	0.3	7.2	5.8	1.0	0.8	7.6
	25.7	110.9	3.4	140.0	37.9	63.3	1.9	103.1

	93.0	1,268.9	21.4	1,383.3	159.4	608.7	32.8	800.9
Liabilities
Deposits by banks and customers	—	144.8	0.3	145.1	—	132.0	1.4	133.4
Debt securities in issue	—	47.0	4.4	51.4	—	42.1	9.2	51.3
Short positions	36.0	6.5	—	42.5	63.6	9.9	—	73.5
Derivatives	3.6	963.8	4.0	971.4	2.1	265.6	4.4	272.1
Other financial liabilities (4)	—	1.5	0.3	1.8	—	0.9	0.2	1.1
	39.6	1,163.8	9.0	1,212.2	65.7	450.5	15.2	531.4

Notes:

(1)
Valued using unadjusted quoted prices in active markets for identical financial instruments. This category includes listed equity shares, certain exchange-traded derivatives, G10 government securities and certain US agency securities.

(2)	Valued using techniques based significantly on observable market data. Instruments in this category are valued using:

(a)	quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or

(b)	valuation techniques where all the inputs that have a significant effect on the valuation are directly or indirectly based on observable market data.

The type of instruments that trade in markets that are not considered to be active, but are based on quoted market prices, broker dealer quotations, or alternative pricing sources with reasonable levels of price transparency and those instruments valued using techniques include most government agency securities, investment-grade corporate bonds, certain mortgage products, certain bank and bridge loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most physical commodities, investment contracts issued by the Group’s life assurance businesses and certain money market securities and loan commitments and most OTC derivatives.

(3)
Instruments in this category have been valued using a valuation technique where at least one input (which could have a significant effect on the instrument’s valuation) is not based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, the Group determines a reasonable level for the input.

Financial instruments included within level 3 of the fair value hierarchy primarily consist of cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, unlisted equity shares, certain residual interests in securitisations, super senior tranches of high grade and mezzanine collateralised debt obligations (CDOs), and other mortgage-based products and less liquid debt securities, certain structured debt securities in issue and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(4)	Other financial liabilities comprise subordinated liabilities and write downs relating to undrawn syndicated loan facilities.

11           Financial instruments (continued)
Level 3 portfolios
Level 3 loans and advances decreased by £10 billion, primarily reflecting reclassification of certain loans (leveraged finance and other corporate loans) to loans and receivables (LAR) and fair value adjustments on the remaining portfolio at the end of the year.

Debt securities categorised as level 3 at the end of the year include £5.2 billion of asset-backed securities and £1.7 billion of corporate and other debt securities. The decrease during the year reflects termination of a deal in early 2008, reclassification of illiquid mortgage-backed securities (MBS) to loans and receivables, fair value changes, and the transfer of certain previous illiquid MBS, primarily sub-prime from level 3 to level 2.

Level 3 derivative assets at 31 December 2008 include credit derivative trades with credit derivative product companies (CDPCs) with a fair value of £3.5 billion after credit valuation adjustments of £1.3 billion. At 31 December 2007 these credit derivative trades with CDPCs had a fair value of £0.8 billion after a credit valuation of £44 million and were included within level 2 of the fair value hierarchy. Other level 3 derivative assets at 31 December 2008 include illiquid credit default swaps (CDSs), other credit derivatives, commodity derivatives and illiquid interest rate derivatives.

Debt securities in issue, categorised as level 3, were structured medium term notes and the decrease in the year primarily reflects the termination of a deal in the first half of 2008.

The tables below presents the Level 3 financial instruments carried at fair value as at the balance sheet date, valuation basis, main assumptions used in the valuation of these instruments and reasonably possible increases or decreases in fair value based on reasonably possible alternative assumptions:

				Reasonably possible alternative assumptions
Assets	Valuation basis/ technique	Main assumptions	Carrying value £bn	Increase in fair value £m	Decrease in fair value £m
Loans and advances	Proprietary model	Credit spreads, indices	3.1	70	50
Debt securities:
– RMBS (1)	Industry standard model	Prepayment rates, probability of
		default, loss severity and yield	0.5	40	90
– CMBS (2)	Industry standard model	Prepayment rates, probability of
		default, loss severity and yield	0.6	30	30
– CDOs	Proprietary model	Implied collateral
		valuation, defaults rates,
		housing prices, correlation	1.7	410	440
– CLOs (3)	Industry standard simulation model	Credit spreads
		recovery rates, correlation	1.0	40	40
– Other	Proprietary model	Credit spreads	3.1	50	50
Derivatives
– credit	Proprietary CVA model, industry	Counterparty credit risk,
	option models, correlation model	correlation, volatility	8.0	1,030	1,200
– equity	Proprietary model	Volatility, correlation, dividends	0.1	–	10
– interest rate and commodity	Proprietary model	Volatility, correlation	2.2	130	130
Equity shares – private equity	Valuation statements	Fund valuations	1.1	80	160
31 December 2008			21.4	1,880	2,200

31 December 2007			32.7	610	700

Notes:

(1) Residential mortgage-backed securities.

(2) Commercial mortgage-backed securities.

(3) Collateralised loan obligations.

				Reasonably possible alternative assumptions
Liabilities	Valuation basis/ technique	Main assumptions	Carrying amount £bn	Increase fair value £m	Decrease fair value £m
Debt securities in issue	Proprietary model	Credit spreads	4.4	170	190
Derivatives
Credit derivatives	Proprietary CVA model,	Counterparty credit risk
	industry option models, correlation model	correlation, volatility	2.6	160	180
Other derivatives	Proprietary model	Volatility, correlation	1.4	120	120
Other portfolios	Proprietary model	Credit spreads, correlation	0.6	40	60
31 December 2008			9.0	490	550

31 December 2007			15.3	120	120

For each of the portfolio categories shown in the above table, set out below is a description of the types of products that comprise the portfolio and the valuation techniques that are applied in determining fair value, including a description of valuation techniques used, including for those in level 2, and inputs to those models and techniques. Where reasonably possible alternative assumptions of unobservable inputs used in models would change the fair value of the portfolio significantly, the alternative inputs are indicated along with the impact this would have on the fair value. Where there have been significant changes to valuation techniques during the year a discussion of the reasons for this are also included.

Loans and advances to customers
Loans in level 3 primarily comprise US commercial mortgages and syndicated loans.

Commercial mortgages
These senior and mezzanine commercial mortgages are loans secured on commercial land and buildings that were originated or acquired by GBM for securitisation. Senior commercial mortgages carry a variable interest rate and mezzanine or more junior commercial mortgages may carry a fixed or variable interest rate. Factors affecting the value of these loans may include, but are not limited to, loan type, underlying property type and geographic location, loan interest rate, loan to value ratios, debt service coverage ratios, prepayment rates, cumulative loan loss information, yields, investor demand, market volatility since the last securitisation, and credit enhancement. Where observable market prices for a particular loan are not available, the fair value will typically be determined with reference to observable market transactions in other loans or credit related products including debt securities and credit derivatives. Assumptions are made about the relationship between the loan and the available benchmark data. Using reasonably possible alternative assumptions for credit spreads (taking into account all other applicable factors) would reduce the fair value of these mortgages of £1.1 billion by up to £18 million or increase the fair value by up to £25 million.

Syndicated lending
The Group’s syndicated lending activities are conducted by the syndicate business in conjunction with the various product lines covering corporate, leveraged, real estate and project finance activities. When a commitment to lend is entered into, the Group estimates the proportion of the loan that is intended to be held for trading on draw down, and the proportion it anticipates to retain on its balance sheet as a loan and receivable. Where the commitment is intended to be syndicated, the commitment to lend is fair valued through profit or loss. On drawdown, the portion of the loan expected to be syndicated is recorded at fair value as a held-for-trading asset, and the expected hold portion is measured at amortised cost less, where appropriate, impairment.

The Group values the portion of the loan expected to be syndicated held at fair value by using market observable syndication prices in the same or similar assets. Where these prices are not available, a discounted cash flow model is used. The model incorporates observable assumptions such as current interest rates and yield curves, the notional and tender amount of the loan, and counterparty credit quality where it is derived from credit default swap spreads using market indices. The model also incorporates unobservable assumptions, including expected refinancing periods, and counterparty credit quality where it is derived from the Group’s internal risk assessments. Derivatives arising from commitments to lend are measured using the same model, based on proxy notional amounts.

Using reasonably possible alternative assumptions for expected cash flows to value these assets of £2.0 billion would reduce the fair value by up to £32 million or increase the fair value by up to £45 million. The assumptions to determine these amounts were based on restructuring scenarios and expected margins.

Debt securities
Residential mortgage backed securities (RMBS)
RMBS where the underlying assets are US agency-backed mortgages and there is regular trading are generally classified as level 2 in the fair value hierarchy. RMBS are also classified as level 2 when regular trading is not prevalent in the market, but similar executed trades or third-party data including indices, broker quotes and pricing services can be used to substantiate the fair value. RMBS are classified as level 3 when trading activity is not available and a model is utilised which uses significant unobservable data.

In determining whether an instrument is similar to that being valued, the Group considers a range of factors, principally: the lending standards of the brokers and underwriters that originated the mortgages, the lead manager of the security, the issue date of the respective securities, the underlying asset composition (including origination date, loan to value ratios, historic loss information and geographic location of the mortgages), the credit rating of the instrument, and any credit protection that the instrument may benefit from, such as insurance wraps or subordinated tranches. Where there are instances of market observable data for several similar RMBS tranches, the Group considers the extent of similar characteristics shared with the instrument being valued, together with the frequency,

11           Financial instruments (continued)
tenor and nature of the trades that have been observed. This method is most frequently used for US and UK RMBS. The RMBS of Dutch and Spanish originated mortgages guaranteed by those governments are valued using the credit spreads of the respective government debt and certain assumptions made by the Group, or based on observable prices from Bloomberg or consensus pricing services.

Where there is an absence of trading activity, models are used. The Group primarily uses an industry standard model to project the expected future cash flows to be received from the underlying mortgages and to forecast how these cash flows will be distributed to the various holders of the RMBS. This model utilises data provided by the servicer of the underlying mortgage portfolio, layering on assumptions for mortgage prepayments, probability of default, expected losses, and yield. The Group uses data from third-party sources to calibrate its assumptions, including pricing information from third party pricing services, independent research, broker quotes, and other independent sources. An assessment is made of third-party data source to determine its applicability and reliability. The Group adjusts the model price with a liquidity premium to reflect the price that the instrument could be traded at in the market and may also make adjustments for model deficiencies.

The weighted average of the key significant inputs utilised in valuing US level 3 RMBS positions are shown in the table below.

	Weighted-average inputs
2008	Non-agency prime RMBS		Alt-A RMBS
Yield	11.02%		20.69%
Probability of default	3.00 CDR	(2)	40.00 CDR	(1)
Loss severity	45.00%	(2)	52.25%	(2)
Prepayment	12.67 CPR		10.65 CPR

Notes:

(1) Constant default rate or probability of default.

(2) Constant prepayment rate.

The fair value of securities within each class of asset changes on a broadly consistent basis in response to changes in given market factors. However, the extent of the change, and therefore the range of reasonably possible alternative assumptions, may be either more or less pronounced, depending on the particular terms and circumstances of the individual security. Through most of 2008, while default rates on sub-prime mortgages were on the rise, there was less transparency and historical data to predict future defaults on both Alt-A and prime securities. As such, the Group felt that probability of default was the least transparent input into Alt-A and prime RMBS modelled valuations throughout 2008 (and most sensitive to variations). The Group believes that a range of 500 basis points greater than and 500 basis points less than the weighted average constant default rate, and a range of 200 basis points greater than and 200 basis points less than the weighted average constant default rate represents a reasonably possible set of acceptable pricing alternatives for Alt-A and prime RMBS, respectively. These assumptions consider the inherently risky nature of Alt-A over prime securities, as well as declining economic conditions leading to an increased likelihood of default at year-end. While other key inputs may possess characteristics of unobservability in both Alt-A and prime modelled valuations, the effect of utilising reasonably possible alternatives for these respective inputs would have an immaterial effect on the overall valuation. Using these reasonably possible alternative assumptions the fair value of RMBS of £0.5 billion would be £90 million lower or £40 million higher.

Commercial mortgage backed securities
CMBS is valued using an industry standard model and the inputs, where possible, are corroborated using observable market data.

For senior CMBS and subordinated tranches, the Group determined that the most sensitive input to reasonably possible alternatives valuation is probability of default and yield respectively. Using reasonably possible alternative assumptions for these inputs, the fair value of CMBS of £0.6 billion would be £30 million lower or £30 million higher.

Collateralised debt obligations
CDOs purchased from third parties are valued using independent, third- party quotes or independent lead manager indicative prices. For super senior CDOs which have been originated by the Group no specific third- party information is available. The valuation of these super senior CDOs therefore takes into consideration outputs from a proprietary model, market data and appropriate valuation adjustments.

The Group’s proprietary model calculates the expected cashflows from the underlying mortgages using assumptions, derived from publicly available data on future macroeconomic conditions (including house price appreciation and depreciation) and on defaults and delinquencies on these underlying mortgages. The model used by the Group comprises an econometric loan-level model which provides the input to an industry standard ABS model, the output of which feeds a proprietary model generating expected cashflows which are discounted using a risk adjusted rate.

Due to the subjectivity of the inputs to the pricing model, alternative valuation points are constructed to benchmark the output of the model. These valuation points include determining an ABS index implied collateral valuation, which provides a market calibrated valuation data point. A collateral net asset value methodology is also considered which uses dealer buy side marks to determine an upper bound for super senior CDO valuations. Both the ABS index implied valuation and the collateral net asset value methodology apply an assumed immediate liquidation approach.

The Group, using all pricing points available, may make necessary and appropriate valuation adjustments to the pricing information derived from the proprietary model. These adjustments reflect the Group’s assessment of factors that market participants would consider in setting a price, to the extent that these factors that have not already been included in the model and may include adjustments made for liquidity discounts.

In order to provide disclosures of the valuation of super senior CDOs using reasonably possible alternative assumptions, the Group has considered macroeconomic conditions, including house price appreciation and depreciation, and the effect of regional variations. The output from using these alternative assumptions has been compared with inferred pricing from other published data. The Group believes that reasonably possible alternative assumptions could reduce or increase valuations by up to 4%. Using these alternative assumptions would reduce the fair value of level 3 CDOs of £1.7 billion by up to £440 million (super senior CDOs: £292 million) and increase the fair value by up to £410 million (super senior CDOs: £ 292 million).

Collateralised loan obligations
To determine the fair value of CLOs purchased from third parties, the Group use third-party broker or lead manager quotes as the primary pricing source. These quotes are benchmarked to consensus pricing sources where they are available.

For CLOs originated and still held by the Group, the fair value is determined using a correlation model based on a Monte Carlo simulation framework. The main model inputs are credit spreads and recovery rates of the underlying assets and their correlation. A credit curve is assigned to each underlying asset based on prices, from third- party dealer quotes, and cash flow profiles, sourced from an industry standard model. Losses are calculated taking into account the attachment and detachment point of the exposure. As the correlation inputs to this model are not observable CLOs are deemed to be level 3. Using reasonably possible alternative assumptions the fair value of CLOs of £1.0 billion would be £40 million lower or £40 million higher.

Other debt securities
Other level 3 debt securities comprise £1.4 billion of other ABS and £1.7 billion of other debt securities. Where observable market prices for a particular debt security are not available, the fair value will typically be determined with reference to observable market transactions in other related products, such as similar debt securities or credit derivatives. Assumptions are made about the relationship between the individual debt security and the available benchmark data. Where significant management judgement has been applied in identifying the most relevant related product, or in determining the relationship between the related product and the instrument itself, the valuation is shown in level 3. Using differing assumptions about this relationship would result in different fair values for these assets. The main assumption made is that of relative creditworthiness. Using reasonably possible alternative assumption credit assumptions, taking into account the underlying currency, tenor, and rating of the debt securities within each portfolio, would reduce the fair value of other debt securities of £3.1 billion by up to £50 million or increase the fair value by up to £50 million.

Derivatives
Level 3 derivative assets comprised credit derivatives of £8.0 billion, equity derivatives of £0.1 billion and interest rate, foreign exchange rate and commodity derivative contracts of £2.2 billion. Derivative liabilities comprise credit derivatives of £2.6 billion interest rate, foreign exchange rate and commodity derivatives contracts of £1.4 billion.

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

Credit derivatives
The Group’s credit derivatives include vanilla and bespoke portfolio tranches, gap risk products and certain other unique trades. The bespoke portfolio tranches are synthetic tranches referenced to a bespoke portfolio of corporate names on which the Group purchases credit protection. Bespoke portfolio tranches are valued using Gaussian Copula, a standard method which uses observable market inputs (credit spreads, index tranche prices and recovery rates) to generate an output price for the tranche via a mapping methodology. In essence this method takes the expected loss of the tranche expressed as a fraction of the expected loss of the whole underlying portfolio and calculates which detachment point on the liquid index, and hence which correlation level, coincides with this expected loss fraction. Where the inputs into this valuation technique are observable in the market, bespoke tranches are considered to be level 2 assets. Where inputs are not observable, bespoke tranches are considered to be level 3 assets. However, all transactions executed with a CDPC counterparty are considered level 3 as the counterparty credit risk assessment is a significant component of these valuations.

Gap risk products are leveraged trades, with the counterparty’s potential loss capped at the amount of the initial principal invested. Gap risk is the probability that the market will move discontinuously too quickly to exit a portfolio and return the principal to the counterparty without incurring losses, should an unwind event be triggered. This optionality is embedded within these portfolio structures and is very rarely traded outright in the market. Gap risk is not observable in the markets and, as such, these structures are deemed to be level 3 instruments.

Other unique trades are valued using a specialised model for each instrument and the same market data inputs as all other trades where applicable. By their nature, the valuation is also driven by a variety of other model inputs, many of which are unobservable in the market.

11           Financial instruments (continued)
Where these instruments have embedded optionality it is valued using a variation of the Black-Scholes option pricing formula, and where they have correlation exposure it is valued using a variant of the Gaussian Copula model. The volatility or unique correlation inputs required to value these products are generally unobservable and the instruments are therefore deemed to be level 3 instruments.

Other derivatives
Exotic equity, interest rate and commodity options provide a payout (or series of payouts) linked to the performance of one or more underlying, including equities, interest rates, foreign exchange rates and commodities. Included in commodities derivatives are energy contracts entered into by RBS Sempra Commodities. Most of these contracts are valued using models that incorporate observable data. A small number are more complex, structured derivatives which incorporate in their valuation assumptions regarding power price volatilities and correlation between inputs, which are not market observable. These include certain tolling agreements, where power is purchased in return for a given quantity of fuel, and load deals, where a seller agrees to deliver a fixed proportion of power used by a client’s utility customers.

Exotic options do not trade in active markets except in a small number of cases. Consequently, the Group uses models to determine fair value using valuation techniques typical for the industry. These techniques can be divided, firstly, into modelling approaches and, secondly, into methods of assessing appropriate levels for model inputs. The Group uses a variety of proprietary models for valuing exotic trades.  Exotic valuation inputs include correlation between equities, interest rates, foreign exchange rates and commodity prices. Correlations for more liquid equity and rate pairs are valued using independently sourced consensus pricing levels. Where a consensus pricing benchmark is unavailable, these instruments are categorised as level 3.

Reasonably possible alternative assumptions
In determining the effect of reasonably possible alternative assumptions for unobservable inputs, the Group has considered credit derivative trades with CDPCs separately from all other level 3 derivatives due to the significant element of subjectivity in determining the counterparty credit risk.

The fair value of credit derivative trades with CDPCs as at 31 December 2008 was £4.8 billion before applying a CVA of £1.3 billion. The Group’s credit derivative exposures to CDPCs are valued using pricing models with inputs observed directly in the market. An adjustment is made to the model valuation as the creditworthiness of CDPC counterparties differs from that of the credit risk assumptions used in the model. The adjustment reflects the estimated cost of hedging the counterparty risk arising from each trade. In the absence of market observable credit spreads of CDPCs, the cost of hedging the counterparty risk is estimated from an analysis of the underlying trades and the cost of hedging expected default losses in excess of the capital available in each vehicle. A reasonably possible alternative approach would be to estimate the cost of hedging the counterparty risk from market observable credit spreads of entities considered similar to CDPCs (for example monoline insurers with similar business or similarly rated entities). These reasonably possible alternative approaches would reduce the fair value credit derivatives with CDPCs by up to £740 million or increase the fair value by up to £600 million.

For all other level 3 derivatives, unobservable inputs are principally comprised of correlations and volatilities. Where a derivative valuation relies significantly on an unobservable input, the valuation is shown in level 3. It is usual for such derivative valuations to depend on several observable, and one or few unobservable model inputs. In determining reasonably possible alternative assumptions, the relative impact of unobservable inputs as compared to those which may be observed was considered. Using reasonably possible alternative assumptions the fair value of all other level 3 derivative assets (excluding CDPCs) would be reduced by up to £600 million or increased by up to £560 million and derivative liabilities of £4.0 billion, would be reduced by up to £300 million or increased by upto £280 million.

Equity shares – private equity
Private equity investments include unit holdings and limited partnership interests primarily in corporate private equity funds, debt funds and fund of hedges funds. Externally managed funds are valued using recent prices where available. Where not available, the fair value of investments in externally managed funds is generally determined using statements or other information provided by the fund managers.

Although such valuations are provided from third parties, the Group recognises that such valuations may rely significantly on the judgements and estimates made by those fund managers, particularly in assessing private equity components. Following the decline in liquidity in world markets, the Group believes that there is sufficient subjectivity in such valuations to report them in level 3.

Reasonably possible alternative valuations have been determined based on the historic trends in valuations received, and by considering the possible impact of market movements towards the end of the reporting period, which may not be fully reflected in valuations received. Using these reasonably possible alternate assumptions would reduce the fair value of externally managed funds of £1.1 billion by up to £160 million or increase the fair value by up to £80 million.

Other financial instruments
Other than the portfolios discussed above, there are other financial instruments which are held at fair value determined from data which are not market observable, or incorporating material adjustments to market observed data. Using reasonably possible alternate assumptions appropriate to the liability in question, such as credit spreads, derivative inputs and equity correlations, would reduce the fair value of other financial instruments held at fair value of £5.0 billion, primarily debt securities in issue of £4.4 billion, by up to £250 million or increase the fair value by up to £210 million.

Own credit
When valuing financial liabilities recorded at fair value, the Group takes into account the effect of its own credit standing. The categories of financial liabilities on which own credit spread adjustments are made are issued debt, including issued structured notes, and derivatives. An own credit adjustment is applied to positions where it is believed that counterparties would consider the Group’s creditworthiness when pricing trades.

For issued debt and structured notes, this adjustment is based on independent quotes from market participants for the debt issuance spreads above average inter-bank rates (at a range of tenors) which the market would demand when purchasing new senior or sub-debt issuances from the Group. Where necessary, these quotes are interpolated using a curve shape derived from CDS prices.

The fair value of the Group’s derivative financial liabilities reflects the Group’s own credit risk. The adjustment takes into account collateral posted by the Group and the effects of master netting agreements. No adjustments were made for own credit risk in relation to derivative liabilities in prior periods as it was not a significant factor in the pricing of derivative transactions by market participants. The change in methodology reflects market turbulence in 2008 which led to participants focussing increased attention on counterparty credit quality.

The table below shows the own credit spread adjustments on liabilities recorded in the income statement during the year.

	Debt securities in issue
	Held-for-trading	Designated at fair value through profit and loss	Total	Derivatives	Total
	£m	£m	£m	£m	£m
At 1 January 2008	304	152	456	—	456
Effect of changes to credit spreads	376	583	959	450	1,409
Benefit of foreign exchange hedges	392	195	587	—	587
New issues	274	97	371	—	371
At 31 December 2008	1,346	1,027	2,373	450	2,823

11           Financial instruments (continued)
Reclassification of financial instruments
As discussed in accounting policies on page 162, during 2008 the Group reclassified financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category (as permitted by paragraph 50D of IAS 39 as amended) and from the held¬for-trading category into the available-for-sale category (as permitted by paragraph 50B of IAS 39 as amended).

The turbulence in the financial markets during the second half of 2008 was regarded by management as rare circumstances in the context of paragraph 50B of IAS 39 as amended.

The balance sheet values of these assets, the effect of the reclassification on the income statement for the period from the date of reclassification to 31 December 2008 and the gains and losses relating to these assets recorded in the income statement for the years ended 31 December 2008, 2007 and 2006 were as follows:

						2008							2007	2006
	2008 – on reclassification			31 December 2008				After reclassification
	Carrying value	Effective interest rate	Expected cash flows	Carrying value	Fair value	Gains/(losses) up to the date of reclassi- fication		Income	Impairment losses	Gains/ (losses) in AFS reserves	Amount that would have been recognised		Gains/(losses) recognised in the income statement in prior periods
	£m	%	£m	£m	£m	£m		£m	£m	£m	£m		£m	£m
Reclassified from HFT to LAR:
Loans:
Leveraged finance	3,602	10.15	6,083	4,304	2,523	(457)		454	—		(1,206)		(155)	—
Corporate loans	5,040	6.19	7,582	5,827	4,940	(76)		198	—		(681)		(50)	3
	8,642		13,665	10,131	7,463	(533)		652	—		(1,887)		(205)	3
Debt securities:
CDO of RMBS	215	4.92	259	236	221	4		5	—		(11)		5	6
RMBS	1,765	6.05	2,136	2,011	1,536	(115)		157	—		(302)		(12)	—
CMBS	1	11.11	4	1	1	1		—	—		—		—	—
CLOs	835	6.34	1,141	952	717	(22)		104	—		(130)		(14)	(2)
Other ABS	2,203	5.07	3,202	2,514	2,028	(67)		129	—		(338)		3	(1)
Other	2,538	2.62	2,764	2,602	2,388	72		3	—		(166)		94	476
	7,557		9,506	8,316	6,891	(127)		398	—		(947)		76	479
Total	16,199		23,171	18,447	14,354	(660)		1,050	—		(2,834)		(129)	482

Reclassified from HFT to AFS:
Debt securities:
CDO of RMBS	6,228	8.14	8,822	5,695	5,695	(1,330)		1,147	(464)	(1,069)	(280)		(400)	—
RMBS	5,205	8.03	8,890	5,171	5,171	(530)		24	—	(162)	(122)		(4)	73
CMBS	32	6.81	85	31	31	(5)		5	—	(3)	2		(4)	—
CLOs	1,457	5.02	1,804	1,288	1,288	(168)		421		(383)	58		(36)	1
Other ABS	2,199	6.02	3,183	1,847	1,847	(356)		(10)	—	(354)	(311)		(42)	72
Other	614	12.55	1,311	698	698	—		130	—	(166)	(5)		(1)	—
	15,735		24,095	14,730	14,730	(2,389)		1,717	(464)	(2,137)	(658)		(487)	146

Reclassification from AFS to LAR:
Debt securities	704	1.38	772	1,028	968	(12	)(1)	6	—	—	(37	)(1)	—	—
Total	32,638		48,038	34,205	30,052	(3,061)		2,773	(464)	(2,137)	(3,529)		(616)	628

Note:

(1) Gains/(losses) recognised in the available-for-sale reserve.

Amounts included in the consolidated income statement:

	Group
	2008	2007	2006
	£m	£m	£m
Gains on financial assets/liabilities designated as at fair value through profit or loss	(901)	1,074	573
Gains on disposal or settlement of loans and receivables	4	3	21

On the initial recognition of financial assets and liabilities valued using valuation techniques incorporating information other than observable market data, any difference between the transaction price and that derived from the valuation technique is deferred. Such amounts are recognised in profit or loss over the life of the transaction; when market data become observable; or when the transaction matures or is closed out as appropriate. At 31 December 2008, net gains of £ 102 million (2007 – £ 72 million) were carried forward in the balance sheet. During the year net gains of £89 million (2007 – £67 million) were deferred and £65 million (2007 – £ 10 million) released to profit or loss.

Fair value of financial instruments not carried at fair value
The following table shows the carrying values and the fair values of financial instruments carried on the balance sheets at amortised cost.

	Group				Company
	2008 Carrying Value	2008 Fair value	2007 Carrying value	2007 Fair value	2008 Carrying value	2008 Fair value	2007 Carrying value	2007 Fair value
	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets
Cash and balances at central banks	12,400	12,400	17,866	17,866	—	—	—	—

Loans and advances to banks
Loans and receivables	81,963	81,929	147,821	147,818	27,031	27,031	7,686	7,686

Loans and advances to customers
Loans and receivables	806,627	761,619	709,090	711,346	—	—	307	307
Finance leases	14,453	14,527	12,570	12,376	—	—	—	—

Debt securities
Loans and receivables	12,985	11,500	2,672	2,644	—	—	—	—

Settlement balances	17,832	17,832	16,589	16,589	—	—	—	—

Financial liabilities
Deposits by banks	176,890	176,266	246,803	246,627	1,802	1,802	5,572	5,572

Customer accounts	575,532	576,378	614,432	614,067	26	26	—	—

Debt securities in issue	248,846	241,295	222,883	222,763	14,179	14,010	13,453	13,453

Settlement balances	11,741	11,741	17,520	17,520	—	—	—	—

Subordinated liabilities	47,645	36,446	37,146	35,793	10,314	8,752	7,743	6,983
Notes:

(1)	Financial assets and financial liabilities for which carrying amount approximates to fair value because they are of short maturity.

(2)	Fair values are estimated by discounting expected future cash flows; using current interest rates and making adjustments for credit.

(3)
The fair value of deposits repayable on demand is equal to their carrying value. The fair value of other deposits by banks and customer accounts is estimated by discounting expected future cash flows at current rates and adjusting, where appropriate, for the Group’s own credit spread. The fair value of many of these instruments approximates to their carrying value because they are of short maturity or reprice frequently.

(4)
The fair value of short-term debt securities in issue is close to their carrying value. The fair value of other debt securities in issue is based on quoted prices; where these are unavailable fair value is estimated using other valuation techniques.

(5)	The fair value of subordinated liabilities in issue is based on quoted prices; where these are unavailable fair value is estimated using other valuation techniques.

(6)	The fair value of amounts due from and to subsidiaries is equal to their carrying value.

11	Financial instruments (continued)

Remaining maturity
The following table shows the residual maturity of financial instruments, based on contract date of maturity.

	Group
	2008			2007
	Less than 12 months	More than 12 months	Total	Less than 12 months	More than 12 months	Total
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	12,364	36	12,400	17,866	—	17,866
Loans and advances to banks	133,565	4,632	138,197	187,969	31,491	219,460
Loans and advances to customers	338,751	535,971	874,722	395,753	432,785	828,538
Debt securities	69,912	197,637	267,549	70,088	224,568	294,656
Equity shares	—	26,330	26,330	—	53,026	53,026
Settlement balances	17,795	37	17,832	16,561	28	16,589
Derivatives	184,278	808,281	992,559	50,841	226,561	277,402

Liabilities
Deposits by banks	248,896	9,148	258,044	302,934	9,360	312,294
Customer accounts	611,047	28,465	639,512	650,685	31,678	682,363
Debt securities in issue	174,507	125,782	300,289	156,020	118,152	274,172
Settlement balances and short positions	24,448	29,829	54,277	44,466	46,555	91,021
Derivatives	175,908	795,456	971,364	54,624	217,428	272,052
Subordinated liabilities	3,394	45,760	49,154	1,896	36,147	38,043

	Company
	2008			2007
	Less than 12 months	More than 12 months	Total	Less than 12 months	More than 12 months	Total
	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	16,096	10,935	27,031	1,655	6,031	7,686
Loans and advances to customers	—	—	—	307	—	307
Derivatives	221	947	1,168	127	46	173

Liabilities
Deposits by banks	1,802	—	1,802	5,572	—	5,572
Customer accounts	26	—	26	—	—	—
Debt securities in issue	7,253	6,926	14,179	8,855	4,598	13,453
Derivatives	227	134	361	102	77	179
Subordinated liabilities	424	9,890	10,314	119	7,624	7,743

The following tables show the contractual undiscounted cash flows payable up to a period of twenty years including future payments of interest.

On balance sheet liabilities

	Group
	2008			2007
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2008	£m	£m	£m	£m	£m	£m
Deposits by banks	154,614	14,347	3,345	2,754	2,048	34
Customer accounts	523,268	33,450	6,577	6,337	7,298	5,319
Debt securities in issue	131,714	48,652	40,067	38,223	38,667	5,626
Derivatives held for hedging	394	2,216	2,543	1,334	2,682	1,373
Subordinated liabilities	1,753	4,271	6,824	5,793	24,503	13,030
Settlement balances and other liabilities	13,351	5	12	6	10	6
	825,094	102,941	59,368	54,447	75,208	25,388
2007
Deposits by banks	220,914	21,580	3,206	2,225	1,509	434
Customer accounts	561,003	30,539	9,430	4,509	11,615	9,052
Debt securities in issue	111,292	37,292	57,562	34,917	44,166	4,223
Derivatives held for hedging	252	667	822	449	605	118
Subordinated liabilities	641	3,720	5,603	3,466	22,735	6,354
Settlement balances and other liabilities	17,998	5	14	6	12	7
	912,100	93,803	76,637	45,572	80,642	20,188

	Company
	2008			2007
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2008	£m	£m	£m	£m	£m	£m
Deposits by banks	116	1,707	—	—	—	—
Debt securities in issue	4,448	3,105	1,334	6,105	—	—
Derivatives held for hedging	186	16	30	1	—	—
Subordinated liabilities	158	458	1,464	1,376	4,241	5,149
	4,908	5,286	2,828	7,482	4,241	5,149
2007
Deposits by banks	116	5,544	—	—	—	—
Debt securities in issue	824	8,477	3,447	1,372	—	—
Derivatives held for hedging	52	1	—	2	—	—
Subordinated liabilities	116	347	1,119	1,045	3,282	3,909
	1,108	14,369	4,566	2,419	3,282	3,909

The tables above show the timing of cash outflows to settle financial liabilities. They have been prepared on the following basis:

Financial liabilities are included at the earliest date on which the counterparty can require repayment regardless of whether or not such early repayment results in a penalty. If repayment is triggered by, or is subject to, specific criteria such as market price hurdles being reached, the liability is included at the earliest possible date that the conditions could be fulfilled without considering the probability of the conditions being met. For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months period whatever the level of the index at the year end. The settlement date of debt securities in issue issued by certain securitisation vehicles consolidated by the Group depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date.

Liabilities with a contractual maturity of greater than 20 years – the principal amounts of financial liabilities that are repayable after 20 years or where the counterparty has no right to repayment of the principal are excluded from the table as are interest payments after 20 years.

Held-for-trading liabilities – held-for-trading liabilities amounting to £1,146.7 billion (liabilities) (2007 – £ 478.6 billion) have been excluded from the table in view of their short term nature.

12	Past due and impaired financial assets

The following table shows the movement in the provision for impairment losses for loans and advances.

	Group
	Individually assessed	Collectively assessed	Latent	Total 2008	2007	2006
	£m	£m	£m	£m	£m	£m
At 1 January	1,568	3,834	1,050	6,452	3,935	3,887
Transfer to disposal groups	(222)	(351)	(194)	(767)	—	—
Currency translation and other adjustments	1,065	81	295	1,441	137	(61)
Acquisition of subsidiaries	—	—	—	—	2,221	—
Disposal of subsidiaries	—	(149)	(29)	(178)	—	—
Net increase in provisions of discontinued operations	—	—	—	—	46	—
Amounts written-off	(1,165)	(1,983)	—	(3,148)	(2,011)	(1,841)
Recoveries of amounts previously written-off	113	206	—	319	342	215
Charged to the income statement	3,663	2,606	822	7,091	1,946	1,877
Unwind of discount	(52)	(142)	—	(194)	(164)	(142)
At 31 December (1)	4,970	4,102	1,944	11,016	6,452	3,935

Notes:

(1)	The provision for impairment losses at 31 December 2008 includes £127 million relating to loans and advances to banks (2007 – £3 million; 2006 – £2 million).

(2)	There is no provision for impairment losses in the company.

	Group
	2008	2007	2006
Impairment losses charged to the income statement	£m	£m	£m
Loans and advances to customers	6,973	1,946	1,877
Loans and advances to banks	118	—	—
	7,091	1,946	1,877

Debt securities	878	20	—
Equity shares	103	2	1
	981	22	1
	8,072	1,968	1,878

	Group
	2008	2007	2006
	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of non-accrual and restructured loans
Domestic	393	390	370
Foreign	342	155	77
	735	545	447

Interest on non-accrual and restructured loans included in net interest income
Domestic	150	165	142
Foreign	43	16	15
	193	181	157

The following table shows analysis of impaired financial assets.

	Group
	2008			2007
	Cost £m	Provision £m	Net book value £m	Cost £m	Provision £m	Net book value £m
Impaired financial assets
Loans and advances to banks (1)	129	127	2	25	3	22
Loans and advances to customers (2)	19,350	8,945	10,405	10,337	5,399	4,938
Debt securities (1)	52	37	15	5	4	1
Equity shares (1)	260	173	87	142	70	72
	19,791	9,282	10,509	10,509	5,476	5,033

Notes:

(1)	Impairment provisions individually assessed.

(2)	Impairment provisions individually assessed on balances of £11,313 million (2007 – £3,178 million).

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

	2008	2007
Group	£m	£m
Residential property	41	32
Other property	6	8
Cash	59	18
Other assets	30	5
	136	63

In general, the Group seeks to dispose of property and other assets obtained by taking possession of collateral that are not readily convertible into cash as rapidly as the market for the individual asset permits.

Loans that have been renegotiated in the past 12 months that would otherwise have been past due or impaired amounted to £2,637 million as at 31 December 2008 (2007 – £ 930 million).

13	Derivatives

Companies in the Group transact derivatives as principal either as a trading activity or to manage balance sheet foreign exchange, interest rate and credit risk.

The Group enters into fair value hedges, cash flow hedges and hedges of net investments in foreign operations. The majority of the Group’s interest rate hedges relate to the management of the Group’s non-trading interest rate risk. The Group manages this risk to Value-at-Risk limits. The risk is assessed using gap reports that show maturity mismatches. To the extent that such mismatches exceed predetermined limits they are closed by executing derivatives principally interest rate swaps. Suitable larger ticket financial instruments are fair value hedged; the remaining exposure, where possible, is hedged by derivatives documented as cash flow hedges and qualifying for hedge accounting. The majority of the Group’s fair value hedges involve interest rate swaps hedging the interest rate risk in recognised financial assets and financial liabilities. Cash flow hedges relate to exposure to variability in future interest payments and receipts on forecast transactions and on recognised financial assets and financial liabilities. The Group hedges its net investments in foreign operations with currency borrowings and forward foreign exchange contracts.

For cash flow hedge relationships of interest rate risk, the hedged items are actual and forecast variable interest rate cash flows arising from financial assets and financial liabilities with interest rates linked to LIBOR, EURIBOR or the Bank of England Official Bank Rate. The financial assets are customer loans and the financial liabilities are customer deposits and LIBOR linked medium-term notes and other issued securities. As at 31 December 2008, variable rate financial assets of £34.6 billion and variable rate financial liabilities of £56.4 billion were hedged in such cash flow hedge relationships.

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

Exchange rate contracts in cash flow hedge relationships hedge future foreign currency cash inflow and outflows; mainly principal and interest on foreign currency loans.

For fair value hedge relationships of interest rate risk, the hedged items are typically large corporate fixed-rate loans, fixed-rate finance leases, fixed-rate medium-term notes or preference shares classified as debt. As at 31 December 2008 fixed rate financial assets of £42.5 billion and fixed rate financial liabilities of £46.4 billion were hedged by interest rate swaps in fair value hedge relationships.

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

	Group
	2008			2007
	Notional amounts £bn	Assets £m	Liabilities £m	Notional amounts £bn	Assets £m	Liabilities £m
Exchange rate contracts
Spot, forwards and futures	2,316	83,065	83,568	2,134	29,829	29,629
Currency swaps	1,074	53,398	54,728	887	14,785	13,789
Options purchased	616	36,762	—	488	13,750	—
Options written	668	—	35,017	519	—	13,892

Interest rate contracts
Interest rate swaps	37,901	548,040	532,180	24,798	142,470	141,479
Options purchased	5,673	99,192	—	4,084	30,681	—
Options written	3,775	—	102,216	3,640	—	31,199
Futures and forwards	8,555	7,600	6,620	3,164	807	987

Credit Derivatives	2,208	142,366	132,734	2,402	34,123	29,855

Equity and commodity contracts	622	22,136	24,301	281	10,957	11,222
		992,559	971,364		277,402	272,052

Certain derivative asset and liability balances with the London Clearing House, which meet the offset criteria in IAS 32 ‘Financial Instruments Presentation’, are now shown net. Comparative figures have been restated, reducing derivative assets and liabilities at 31 December 2007 by £60,008 million.

Included above are derivatives held for hedging purposes as follows:

	2008		2007
	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Fair value hedging:
Exchange rate contracts	1,257	1,412	62	344
Interest rate contracts	2,944	3,330	1,598	1,062

Cash flow hedging:
Exchange rate contracts	2	90	155	78
Interest rate contracts	2,503	2,834	738	1,014
Commodity contracts	39	14	—	—

Net investment hedging:
Exchange rate contracts	114	596	—	211

Hedge ineffectiveness recognised in other operating income comprised:

	2008 £m	2007 £m	2006 £m
Fair value hedging:
(Losses)/gains on the hedged items attributable to the hedged risk	(965)	81	219
Gains/(losses) on the hedging instruments	884	(87)	(215)
Fair value ineffectiveness	(81)	(6)	4
Cash flow hedging ineffectiveness	(16)	9	4
	(97)	3	8

13	Derivatives (continued)

The following tables show for interest rate swaps in cash flow hedges, when the hedged cash flows are expected to occur and when they will affect profit or loss.

	2008
Hedged forecast cash flows expected to occur	0-1 years £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	5-10 years £m	10-20 years £m	Over 20 years £m	Total £m
Forecast receivable cash flows	985	779	667	554	423	1,323	407	45	5,183
Forecast payable cash flows	(1,732)	(1,614)	(1,390)	(1,059)	(890)	(2,880)	(1,397)	(257)	(11,219)

	2008
Hedged forecast cash flows affect profit or loss	0-1 years £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	5-10 years £m	10-20 years £m	Over 20 years £m	Total £m
Forecast receivable cash flows	871	758	659	548	421	1,284	397	40	4,978
Forecast payable cash flows	(1,701)	(1,576)	(1,323)	(1,023)	(878)	(2,771)	(1,337)	(128)	(10,737)

	Company
	2008			2007
	Notional amounts £bn	Assets £m	Liabilities £m	Notional amounts £bn	Assets £m	Liabilities £m
Exchange rate contracts	7	792	353	13	154	178
Interest rate contracts	5	376	8	1	19	1
		1,168	361		173	179

Included above are derivatives held for hedging purposes as follows;

	2008		2007
Fair value hedging	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Exchange rate contracts	—	225	—	54
Interest rate contracts	193	—	—	—

14	Debt securities

	Group
	UK central and local government	US central and local government	Other central and local government	Bank and building society	Mortgage and other asset backed securities(1)	Corporate	Other(2)	Total
2008	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	5,372	9,859	37,519	4,407	39,879	17,671	1,573	116,280
Designated as at fair value through profit or loss	2,085	510	472	89	236	1,580	456	5,428
Available-for-sale	11,330	6,152	32,480	12,038	62,067	6,501	2,288	132,856
Loans and receivables	—	—	—	114	8,961	3,749	161	12,985
	18,787	16,521	70,471	16,648	111,143	29,501	4,478	267,549

Available-for-sale
Gross unrealised gains	41	41	1,104	1,372	1,238	332	266	4,394
Gross unrealised losses	—	(166)	(3,457)	(146)	(3,533)	(448)	(80)	(7,830)

	Group
	UK central and local government	US central and local government	Other central and local government	Bank and building society	Mortgage and other asset backed securities(1)	Corporate	Other(2)	Total
2007	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	10,370	12,670	60,356	7,830	62,430	35,769	1,246	190,671
Designated as at fair value
through profit or loss	2,235	397	101	154	340	2,125	425	5,777
Available-for-sale	1,030	2,169	31,597	11,835	36,607	6,551	5,747	95,536
Loans and receivables	—	—	1,896	—	704	—	72	2,672
	13,635	15,236	93,950	19,819	100,081	44,445	7,490	294,656
Available-for-sale
Gross unrealised gains	29	14	56	12	18	22	1	152
Gross unrealised losses	—	(62)	(276)	(42)	(181)	(22)	(10)	(593)

Notes:

(1)	Includes securities issued by US federal agencies and government sponsored entities.

(2)	Includes non asset backed securities issued by US federal agencies and government sponsored entities.

(3)
During 2008 the Group reclassified financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category and from the held-for-trading category into the available-for-sale category (see page 193).

The following table analyses by issuer the Group’s available-for-sale debt securities by remaining maturity and the related yield (based on weighted averages).

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
2008	£m	%	£m	%	£m	%	£m	%	£m	%
UK central and local government	9,320	2.0%	1,307	3.8%	670	7.2%	33	4.6%	11,330	2.5%
US central and local government	37	3.6%	232	3.9%	4,980	3.8%	903	5.6%	6,152	4.0%
Other central and local government	4,770	3.5%	9,046	4.3%	18,655	3.2%	9	3.2%	32,480	3.5%
Bank and building society	5,753	2.2%	3,919	3.7%	2,046	4.8%	320	3.3%	12,038	3.0%
Mortgage-backed securities(1)	2,806	4.1%	13,286	2.6%	17,510	3.9%	28,465	4.6%	62,067	3.9%
Corporate	1,024	4.6%	3,454	5.1%	1,565	7.4%	458	3.5%	6,501	5.4%
Other(2)	202	3.4%	298	3.9%	1,134	4.5%	654	4.4%	2,288	4.2%
Total fair value	23,912	2.7%	31,542	3.5%	46,560	3.8%	30,842	4.6%	132,856	3.7%

Notes:

(1)	Includes securities issued by US federal agencies and government sponsored entities.

(2)	Includes non-asset backed securities issued by US federal agencies and government sponsored entities.

The table below shows the fair value of available-for-sale debt securities that were in an unrealised loss position at 31 December.

	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealised losses	Fair value	Gross unrealised losses	Fair value	Gross unrealised losses
2008	£m	£m	£m	£m	£m	£m
US central and local government	260	3	10,777	163	11,037	166
Other central and local government	17,939	3,450	39	7	17,978	3,457
Bank and building society	1,402	95	1,192	51	2,594	146
Mortgage-backed securities(1)	15,032	2,840	25,033	693	40,065	3,533
Corporate	618	267	2,326	181	2,944	448
Other(2)	9	1	235	79	244	80
	35,260	6,656	39,602	1,174	74,862	7,830

Notes:

(1)	Includes securities issued by US federal agencies and government sponsored entities.

(2)	Includes non asset-backed securities issued by US federal agencies and government sponsored entities.

Gross gains of £1,633 million (2007 – £60 million) and gross losses of £1,411 million (2007 – £12 million) were realised on the sale of available-for-sale securities.

14	Debt securities (continued)

Impairment losses on available-for-sale debt securities are recognised when there is objective evidence of impairment. The Group reviews its portfolios of available-for-sale financial assets for such evidence which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and it becoming probable that the issuer will enter bankruptcy or other financial reorganisation. However, the disappearance of an active market because an entity’s financial instruments are no longer publicly traded is not evidence of impairment. Furthermore, a downgrade of an entity’s credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information. A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment. Determining whether objective evidence of impairment exists requires the exercise of management judgment. The unrecognised losses on the Group’s available-for-sale debt securities are concentrated in its portfolios of mortgage-backed securities and of securities issued by central and local governments other than the UK and the US. The losses reflect the widening of credit spreads as a result of the reduced market liquidity in these securities and the current uncertain macro-economic outlook in US and Europe. The underlying securities remain unimpaired.

15	Equity shares

	Group
	2008			2007
	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m
Held-for-trading	15,894	1,160	17,054	33,696	3,850	37,546
Designated as at fair value through profit or loss	1,340	761	2,101	1,856	6,010	7,866
Available-for-sale	4,882	2,293	7,175	5,622	1,992	7,614
	22,116	4,214	26,330	41,174	11,852	53,026
Available-for-sale
Gross unrealised gains	1,505	172	1,677	3,467	130	3,597
Gross unrealised losses	(225)	(103)	(328)	(3)	(7)	(10)

Gross gains of £190 million (2007 – £475 million) and gross losses of £70 million (2007 – £9 million) were realised on the sale of available-for- sale equity shares.

Dividend income from available-for-sale equity shares was £281 million (2007 – £ 137 million; 2006 – £92 million).

Unquoted equity investments whose fair value cannot be reliably measured are carried at cost and classified as available-for-sale financial assets. They include capital stock (redeemable at cost) in the Federal Home Loan Bank and the Federal Reserve Bank of £0.9 billion (2007 – £0.5 billion) that the Group’s banking subsidiaries in the US are required to hold; and a number of individually small shareholdings in unlisted companies. Disposals in the year generated no gains or losses (2007 – £0.5 million gain; 2006 – £ 56 million gain).

16	Investments in Group undertakings

Investments in Group undertakings are carried at cost less impairment. Movements during the year were as follows:

	Company
	2008	2007
	£m	£m
At 1 January	43,542	21,784
Currency translation and other adjustments	2,839	535
Additional investments in Group undertakings	10,323	3,663
Impairment of investment in RFS Holdings B.V.	(14,321)	—
Disposals	(213)	(6)
Additions	26	17,566
At 31 December	42,196	43,542

The principal subsidiary undertakings of the company are shown below. Their capital consists of ordinary and preference shares which are unlisted with the exception of certain preference shares issued by NatWest and ABN AMRO. The Royal Bank of Scotland plc, RBS Insurance Group Limited and RFS Holdings B.V. are directly owned by the company, and all of the other subsidiary undertakings are owned directly, or indirectly through intermediate holding companies, by these companies. All of these subsidiaries are included in the Group’s consolidated financial statements and have an accounting reference date of 31 December.

	Nature of business	Country of incorporation and principal area of operation	Group interest
The Royal Bank of Scotland plc	Banking	Great Britain	100%
National Westminster Bank Plc(1)	Banking	Great Britain	100%
Citizens Financial Group, Inc.	Banking	US	100%
Coutts & Co(2)	Private banking	Great Britain	100%
Greenwich Capital Markets, Inc.	Broker dealer	US	100%
RBS Insurance Group Limited	Insurance	Great Britain	100%
Ulster Bank Limited(3)	Banking	Northern Ireland	100%
ABN AMRO Bank N.V.(4)	Banking	The Netherlands	38%

Notes:

(1)	The company does not hold any of the NatWest preference shares in issue.

(2)	Coutts & Co is incorporated with unlimited liability. Its registered office is 440 Strand, London WC2R 0QS.

(3)	Ulster Bank Limited and its subsidiaries also operate in the Republic of Ireland.

(4)	RFS Holdings B.V. (RFS) owns 100% of the outstanding shares of ABN AMRO Holding N.V. (ABN AMRO). The company owns 38% of RFS; the balance of shares is held by the State of the Netherlands, successor to Fortis N.V., Fortis SA/NV, and Banco Santander S.A. (the consortium members). Although the company does not control a majority of the voting rights in RFS, through the terms fo the Consortium and Shareholders' Agreement and RFS's Articles of Association, it controls the board of RFS and RFS is a subsidiary of the company. The capital and income rights of shares issued by RFS are linked to the net assets and income of the ABN AMRO business units which the individual consortium members have agreed to acquire.

The above information is provided in relation to the principal related undertakings as permitted by Section 231(5) of the Companies Act 1985. Full information on all related undertakings will be included in the Annual Return delivered to the Registrant of Companies for Scotland.

17	Intangible assets

	Group
	Goodwill	Core deposit intangibles	Other purchased intangibles	Internally generated software	Total
2008	£m	£m	£m	£m	£m
Cost:
At 1 January 2008	42,953	2,344	3,489	3,882	52,668
Transfers to disposal groups	(3,692)	(240)	(105)	(146)	(4,183)
Currency translation and other adjustments	8,905	680	961	214	10,760
Acquisition of subsidiaries	524	—	—	—	524
Additions	—	—	23	602	625
Disposal of subsidiaries	(3,066)	—	—	(7)	(3,073)
Disposals and write-off of fully amortised assets	—	(4)	(1)	(21)	(26)
At 31 December 2008	45,624	2,780	4,367	4,524	57,295
Accumulated amortisation and impairment:
At 1 January 2008	—	238	223	2,291	2,752
Transfer to disposal groups	—	—	—	(37)	(37)
Currency translation and other adjustments	—	150	210	69	429
Disposals and write-off of fully amortised assets	—	(3)	(1)	(19)	(23)
Charge for the year	—	337	582	651	1,570
Write down of goodwill and other intangible assets	30,062	685	1,355	453	32,555
At 31 December 2008	30,062	1,407	2,369	3,408	37,246
Net book value at 31 December 2008	15,562	1,373	1,998	1,116	20,049
2007
Cost:
At 1 January 2007	17,889	265	275	2,642	21,071
Currency translation and other adjustments	1,187	105	177	52	1,521
Acquisition of subsidiaries	23,917	1,974	3,034	791	29,716
Additions	—	—	6	481	487
Goodwill written off	(40)	—	—	—	(40)
Disposals and write-off of fully amortised assets	—	—	(3)	(84)	(87)
At 31 December 2007	42,953	2,344	3,489	3,882	52,668
Accumulated amortisation:
At 1 January 2007	—	127	97	1,943	2,167
Currency translation and other adjustments	—	1	3	3	7
Disposals and write-off of fully amortised assets	—	—	(1)	(80)	(81)
Charge for the year – continuing operations	—	110	124	401	635
Charge for the year – discontinued operations	—	—	—	24	24
At 31 December 2007	—	238	223	2,291	2,752
Net book value at 31 December 2007	42,953	2,106	3,266	1,591	49,916

Impairment review
The Group’s goodwill acquired in business combinations is reviewed annually at 30 September for impairment by comparing the recoverable amount of each cash generating unit (CGU) to which goodwill has been allocated with its carrying value. In light of the unprecedented market conditions the review has been updated to reflect the latest position as at 31 December 2008.

The Group recognised goodwill of £23.3 billion (€33.5 billion) following the preliminary allocation of fair values since acquiring ABN AMRO on 17 October 2007. On final allocation of fair values, goodwill of £23.9 billion (€34.2 billion) was recognised (see Note 34), of which £17.6 billion (€25.3 billion) was attributable to minority interests. Of the minority interests goodwill, £5.4 billion (€5.7 billion) was in respect of Santander acquired businesses which were subsequently sold during 2008. The remaining goodwill in respect of the State of the Netherlands minority interest of £18.8 billion (€19.6 billion) was reduced in part by £2.7 billion (€2.9 billion) following the sale of the Asset Management business with £14.6 billion (€15.2 billion) of the remainder subsequently impaired following the acquisition by the State of the Netherlands for £6.2 billion (€6.5 billion). In addition, a further £1.1 billion (€1.2 billion) impairment was recognised on other intangible assets attributable to the State of the Netherlands acquired businesses.

On the finalisation of the allocation of fair values, goodwill arising on the acquisition of ABN AMRO attributable to the Group has been allocated to those CGUs which are expected to benefit from the synergies of the combination based on their relative values. In addition, following the reorganisation of the Group reporting structure, NatWest and Citizens goodwill was reallocated to the appropriate CGUs.

The CGUs where the goodwill arising is significant, principally on the acquisitions of NatWest, Charter One, ABN AMRO and Churchill, are as follows:

	Recoverable amount based on:	Goodwill prior to write down	Write down	Goodwill at 31 December
2008		£m	£m	£m
Global Banking & Markets	Value in use	8,946	(8,946)	—
Global Transaction Services	Value in use	3,121	—	3,121
UK Retail & Commercial Banking	Value in use	6,009	—	6,009
US Retail & Commercial Banking	Value in use	7,405	(4,382)	3,023
Europe & Middle East Retail & Commercial Banking	Value in use	1,201	(1,201)	—
Asia Retail & Commercial Banking	Value in use	970	(863)	107
RBS Insurance	Value in use	935	—	935

	Recoverable amount	Goodwill at 30 September
2007	based on:	£m
RBS Insurance	Fair value less costs to sell	1,064
Global Banking & Markets	Fair value less costs to sell	2,346
UK Corporate Banking	Fair value less costs to sell	1,630
Retail	Fair value less costs to sell	4,278
Wealth Management	Fair value less costs to sell	1,100
Citizens – Retail Banking	Value in use	2,067
Citizens – Commercial Banking	Value in use	2,274
Citizens – Consumer Financial Services	Value in use	1,701

The analysis of goodwill by operating segment is shown in Note 38.

17	Intangible assets (continued)

In 2007, the recoverable amounts for all CGUs, except Citizens, were based on fair value less costs to sell. Fair value was based upon a price-earnings methodology using current earnings for each unit. Approximate price earnings multiples, validated against independent analyst information, were applied to each CGU. The multiples used were in the range 9.5 – 13.0 times earnings after charging manufacturing costs. The goodwill allocated to Global Banking & Markets, UK Corporate Banking, Retail and Wealth Management principally arose from the acquisition of NatWest in 2000. The recoverable amount of these cash generating units exceeded their carrying value by over £15 billion. The recoverable amount for RBS Insurance exceeded its carrying value by over £1.5 billion. The multiples or earnings would have to be less than one third of those used to cause the value in use of the units to equal their carrying value.

In light of the unprecedented market turmoil, fair value was increasingly hard to appraise and consequently the Group has generally adopted value in use tests for CGUs in 2008, based upon management’s latest five year forecasts. The long-term growth rates have been based on respective country GDP rates adjusted for inflation. The risk discount rates are based on observable market long-term government bond yields and average industry betas adjusted for an appropriate risk premium based on independent analysis.

Goodwill in respect of Global Banking & Markets principally arose from the acquisition of ABN AMRO in October 2007. The failure of a number of banks and severe weakness in the global economy during the second half of 2008 resulted in a fundamental reappraisal of business forecasts, leading to the conclusion that the Global Banking & Markets business at 31 December 2008 could support no goodwill allocated from the ABN AMRO or NatWest acquisitions. In addition, impairments were recognised in respect of intangible assets and certain property, plant and equipment: the customer relationship intangible was impaired by £0.9 billion and capitalised software was impaired by £0.4 billion. The value in use was based on a 3% terminal growth rate and pre-tax discount rate of 19.5%. The result was insensitive to reasonably possible changes in key assumptions.

The recoverable amount of the Global Transaction Services business based on a 3% terminal growth rate and 15.7% pre tax risk discount rate exceeded its carrying value by more than 100% and was insensitive to a reasonably possible change in key assumptions. The goodwill arises principally from the global payments business acquired through the ABN AMRO acquisition along with cash management and corporate money transmission businesses previously in Citizens and Regional businesses.

UK Retail and Commercial Banking was formed at the beginning of 2008 when the Group brought together the businesses that use its UK branch network. It primarily comprised the UK Retail and Corporate banks but excluded their transaction services business. The recoverable amount was equal to the carrying amount including goodwill arising from the NatWest acquisition. This is based on a 4% terminal growth rate and 15.9% pre tax risk discount rate. A 1 % change in discount rate or the terminal growth rate would change the recoverable amount by over £2 billion and £1 billion respectively. In addition, a 5% change in forecast pre-tax earnings would change the recoverable amount by approximately £1 billion.

The goodwill in Europe & Middle East Retail and Commercial Banking arose from the Group’s interests in Ulster Bank Group principally arising out of the acquisitions of NatWest and First Active. The Irish economy stalled in 2008, with the Government providing rescue packages to local banks, and forecasts within the eurozone economies have reduced accordingly. The impairment review, based on a 3% terminal growth rate and 14.1 % pre-tax risk discount rate, showed all goodwill associated with the business was impaired. The result was insensitive to reasonably possible changes in key assumptions.

The Asia Retail and Commercial Banking business comprises much of the Group’s Wealth management business and retail operations in Asia. The outlook in the Asian economies has deteriorated and falling investment values have reduced the yield from managed portfolios. The allocated goodwill principally arising on the acquisition of ABN AMRO was impaired by £862 million based on a 5% terminal growth rate and 14% pre-tax risk discount rate. A 1% change in the discount rate or similar change in the terminal growth rate would change the recoverable amount by approximately £200 million and £100 million respectively. In addition, a 5% change in forecast pre-tax earnings would change the recoverable amount by approximately £50 million.

Further developments in the Group’s US businesses have led to the separation of the transaction services business, with the retail and commercial business being managed as a single unit. The 2007 impairment review indicated the recoverable amount of Citizens exceeded its carrying value by over £2.5 billion ($5 billion) using a terminal growth rate of 5% and a pre tax discount rate of 16.5%. In 2008, rates of 5% and 18% were used respectively and the recoverable amount indicated an impairment of £4.4 billion ($6.4 billion). A 1% change in discount rate or the terminal growth rate would change the recoverable amount and hence goodwill impairment by over £1 billion ($2 billion) and £0.7 billion ($1 billion) respectively. In addition, a 5% change in forecast pre-tax earnings would change the recoverable amount by approximately £0.5 billion ($0.8 billion).

The goodwill allocated to RBS Insurance principally arose from the acquisition of Churchill in 2003. The recoverable amount based on a 3% terminal growth rate and 14.6% pre tax risk discount rate exceeded the carrying amount by over £3 billion, and was insensitive to reasonably possible changes in key assumptions.

18	Property, plant and equipment

	Group
	Investment properties	Freehold premises	Long leasehold premises	Short leasehold premises	Computers and other equipment	Operating lease assets	Total
2008	£m	£m	£m	£m	£m	£m	£m
Cost or valuation:
At 1 January 2008	3,431	3,645	215	1,688	3,929	11,437	24,345
Transfers to disposal groups	—	(262)	—	(188)	(349)	—	(799)
Currency translation and other adjustments	320	452	5	149	436	1,313	2,675
Acquisition of subsidiaries	—	—	—	30	31	—	61
Disposal of subsidiaries	—	—	—	(2)	(57)	(5,015)	(5,074)
Reclassifications	—	(176)	—	197	(14)	(7)	—
Additions	417	486	22	61	837	3,794	5,617
Expenditure on investment properties	8	—	—	—	—	—	8
Change in fair value of investment properties	(86)	—	—	—	—	—	(86)
Disposals and write-off of fully depreciated assets	(222)	(113)	(18)	(68)	(645)	(2,188)	(3,254)
At 31 December 2008	3,868	4,032	224	1,867	4,168	9,334	23,493
Accumulated impairment, depreciation and amortisation:
At 1 January 2008	—	391	74	436	1,952	2,747	5,600
Transfers to disposal groups	—	(60)	—	(91)	(243)	—	(394)
Currency translation and other adjustments	—	(9)	1	9	148	202	351
Disposal of subsidiaries	—	—	—	(1)	(39)	(1,447)	(1,487)
Reclassifications	—	17	(2)	1	(9)	(7)	—
Write-off of property, plant and equipment	—	19	—	—	7	—	26
Disposals and write-off of fully depreciated assets	—	(22)	—	(31)	(539)	(544)	(1,136)
Charge for the year	—	86	6	169	639	684	1,584
At 31 December 2008	—	422	79	492	1,916	1,635	4,544
Net book value at 31 December 2008	3,868	3,610	145	1,375	2,252	7,699	18,949

2007
Cost or valuation:
At 1 January 2007	4,885	2,579	310	1,254	3,069	11,589	23,686
Currency translation and other adjustments	96	65	1	11	12	(10)	175
Acquisition of subsidiaries	—	950	—	157	191	202	1,500
Reclassifications	3	(4)	3	1	(3)	—	—
Additions	450	592	34	309	857	2,791	5,033
Transfers to disposal groups	—	(4)	(13)	—	—	(422)	(439)
Expenditure on investment properties	41	—	—	—	—	—	41
Change in fair value of investment properties	288	—	—	—	—	—	288
Disposals and write-off of fully depreciated assets	(2,332)	(533)	(120)	(44)	(197)	(2,713)	(5,939)
At 31 December 2007	3,431	3,645	215	1,688	3,929	11,437	24,345
Accumulated depreciation and amortisation:
At 1 January 2007	—	446	96	374	1,670	2,680	5,266
Currency translation and other adjustments	—	(4)	—	(1)	(1)	2	(4)
Transfers to disposal groups	—	—	—	—	—	(52)	(52)
Reclassifications	—	(2)	2	—	—	—	—
Disposals and write-off of fully depreciated assets	—	(122)	(32)	(25)	(132)	(610)	(921)
Charge for the year – continuing operations	—	66	8	87	409	727	1,297
Charge for the year – discontinued operations	—	7	—	1	6	—	14
At 31 December 2007	—	391	74	436	1,952	2,747	5,600
Net book value at 31 December 2007	3,431	3,254	141	1,252	1,977	8,690	18,745

18	Property, plant and equipment (continued)

	2008	2007
	£m	£m
Contracts for future capital expenditure not provided for in the accounts at the year end (excluding investment properties and operating lease assets)	128	201
Contractual obligations to purchase, construct or develop investment properties or to repair, maintain or enhance investment properties	7	9
Property, plant and equipment pledged as security	—	935

Investment properties are valued to reflect fair value, that is, the market value of the Group’s interest at the reporting date excluding any special terms or circumstances relating to the use or financing of the property and transaction costs that would be incurred in making a sale. Observed market data such as rental yield, replacement cost and useful life, reflect relatively few transactions involving property that is not necessarily identical to property owned by the Group.

Valuations are carried out by management with the support of qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body. The valuation as at 31 December 2008 for a significant majority of the Group’s investment properties was undertaken by external valuers.

The fair value of investment properties includes £172 million (2007 – £234 million) of appreciation since purchase.

Rental income from investment properties was £257 million (2007 – £300 million; 2006 – £278 million). Direct operating expenses of investment properties were £22 million (2007 – £49 million; 2006 – £54 million).

Property, plant and equipment, excluding investment properties, include £1,132 million (2007 – £717 million) assets in the course of construction.

Freehold and long leasehold properties with a net book value of nil (2007 – £451 million; 2006 – £164 million) were sold subject to operating leases.

19	Prepayments, accrued income and other assets

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m
Prepayments	1,949	1,988	—	—
Accrued income	1,206	1,214	—	—
Deferred expenses	709	385	—	—
Pension schemes in net surplus	36	575	—	—
Other assets	20,502	11,500	489	127
	24,402	15,662	489	127

20	Discontinued operations and assets and liabilities of disposal groups

(a) Profit/(loss) from discontinued operations, net of tax

	2008	2007
	£m	£m
Discontinued operations:
Total income	2,571	749
Operating expenses	(1,407)	(493)
Insurance net claims	—	(28)
Impairment losses	(564)	(160)
Profit before tax	600	68
Gain on disposal	3,859	—
Operating profit before tax	4,459	68
Tax on profit	(204)	(8)
Tax on gain on disposal	(33)	—
Profit after tax	4,222	60
Businesses acquired exclusively with a view to disposal
Loss after tax	(251)	(136)
Profit/(loss) from discontinued operations, net of tax	3,971	(76)

Discontinued operations reflect the results of Banco Real sold to Santander on 24 July 2008. There were no discontinued operations during 2006.

Businesses acquired exclusively with a view to disposal comprise those ABN AMRO businesses, including Banca Antonveneta, Asset Management and Private Equity, classified as disposal groups on the acquisition of ABN AMRO on 17 October 2007. The Asset Management business was sold to Fortis on 3 April 2008. Banca Antonveneta, excluding its subsidiary Interbanca, was sold to Banca Monte dei Paschi di Siena S.p.A. on 30 May 2008.

(b) Cash flows attributable to discontinued operations
Included within the Group’s cash flows are the following amounts attributable to discounted operations:

	2008	2007
	£m	£m
Net cash flows from operating activities	(124)	(1,304)
Net cash flows from investing activities	(368)	4,341
Net cash flows from financing activities	339	(25)
Net increase in cash and cash equivalents	287	3,172

(c) Assets and liabilities of disposal groups

	2008	2007
Assets of disposal groups	£m	£m
Disposal groups and other disposals	66	395
Assets acquired exclusively with a view to disposal	1,515	45,455
	1,581	45,850
Liabilities of disposal groups
Liabilities acquired exclusively with a view to disposal	859	29,228

21	Settlement balances and short positions

	Group
	2008 £m	2007 £m
Settlement balances (amortised cost)	11,741	17,520
Short positions (held-for-trading):
Debt securities – Government	32,519	41,048
– Other issuers	6,374	25,310
Equity shares	3,643	7,143
	54,277	91,021

22	Accruals, deferred income and other liabilities

	Group		Company
	2008 £m	2007 £m	2008 £m	2007 £m
Notes in circulation	1,619	1,545	—	—
Current taxation	585	1,630	—	—
Accruals	7,531	8,377	3	—
Deferred income	7,640	6,289	4	—
Other liabilities (1)	14,107	16,367	40	8
	31,482	34,208	47	8

Note:

(1)	Other liabilities include £1 million (2007 – £9 million) in respect of share-based compensation.

Included in other liabilities are provisions for liabilities and charges as follows:

Group	£m
At 1 January 2008	168
Currency translation and other movements	12
Charge to income statement	116
Releases to income statement	(42)
Provisions utilised	(32)
At 31 December 2008	222

Note:

(1)	Comprises property provisions and other provisions arising in the normal course of business.

23	Deferred taxation

Provision for deferred taxation has been made as follows:

	Group		Company
	2008 £m	2007 £m	2008 £m	2007 £m
Deferred tax liability	4,165	5,400	—	3
Deferred tax asset	(7,082)	(3,119)	(3)	—
Net deferred tax	(2,917)	2,281	(3)	3

		Group
	Pension £m	Accelerated capital allowances £m	Provisions £m	Deferred gains £m	IFRS transition £m	Fair value of financial instruments £m	Available for sale financial assets £m	Intangibles £m	Cash flow hedging £m	Share schemes £m	Tax losses carried forward £m	Other £m	Total £m
At 1 January 2007	(628)	3,818	(284)	922	(669)	(132)	—	255	(97)	(75)	—	(2)	3,108
Acquisition/(disposals) of subsidiaries	(119)	(284)	(539)	50	—	(184)	—	1,037	—	—	(867)	(64)	(970)
Charge/(credit) to income statement	43	(138)	(44)	(141)	46	72	—	(65)	(48)	8	(57)	91	(233)
Charge/(credit) to equity directly	660	—	—	(187)	—	17	—	—	(107)	57	—	(14)	426
Other	(7)	(12)	(19)	(38)	4	(6)		26	—	(1)	20	(17)	(50)
At 1 January 2008	(51)	3,384	(886)	606	(619)	(233)	—	1,253	(252)	(11)	(904)	(6)	2,281
Transfers to disposal groups	19	69	528	36	—	—	80	(29)	—	—	—	238	941
Acquisition/(disposals)of subsidiaries	—	(509)	—	—	6	2	(2)	3	1	—	—	58	(441)
Charge/(credit) to income statement	157	(127)	(106)	21	195	(125)	350	(898)	286	(2)	(3,079)	63	(3,265)
(Credit)/charge to equity directly	(476)	—	—	(6)	1	3	(547)	—	(317)	10	(709)	(3)	(2,044)
Other	(31)	267	(350)	(46)	(3)	—	84	445	(201)	—	(38)	(516)	(389)
At 31 December 2008	(382)	3,084	(814)	611	(420)	(353)	(35)	774	(483)	(3)	(4,730)	(166)	(2,917)

Company	IFRS transition £m	Cash flow hedging £m	Other £m	Total £m
At 1 January 2007	—	(3)	—	(3)
Charge to equity directly	—	1	5	6
At 1 January 2008	—	(2)	5	3
(Credit)/charge to income statement	(4)	2	(5)	(7)
Other	1	—	—	1
At 31 December 2008	(3)	—	—	(3)

Notes:

(1)
Deferred tax assets are recognised, as set out above, that depend on the availability of future taxable profits in excess of profits arising from the reversal of other temporary differences. Business projections prepared for impairment reviews (see Note 17) indicate it is probable that sufficient future taxable income will be available against which to offset these recognised deferred tax assets within 8 years. UK losses do not expire and Netherlands losses expire after nine years. In jurisdictions where doubt exists over the availability of future taxable profits, deferred tax assets of £1,748 million (2007 – £687 million) have not been recognised in respect of tax losses carried forward of £5,779 million (2007 – £2,043 million). Of these losses, £15 million will expire within one year, £137 million within five years and £5,214 million thereafter. The balance of tax losses carried forward has no time limit.

(2)
Deferred tax liabilities of £980 million (2007 – £977 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation. No taxation is expected to arise in the foreseeable future in respect of held-over gains.

24	Insurance business

	Group
	2008 £m	2007 £m	2006 £m
Insurance premium income	6,626	6,376	6,243
Reinsurer’s share	(300)	(289)	(270)
Net premium income	6,326	6,087	5,973

Insurance claims	4,603	4,742	4,550
Reinsurer’s share	(173)	(118)	(92)
Net claims	4,430	4,624	4,458

	Group
Insurance liabilities	2008 £m	2007 £m
Life assurance business:
Unit linked insurance contracts	260	364
Other linked insurance contracts	3,929	4,034
Other insurance contracts	309	298
	4,498	4,696
General insurance business	5,478	5,466
	9,976	10,162

General insurance business
(i) Claims and loss adjustment expenses

	Group
	Gross £m	Reinsurance £m	Net £m
Notified claims	3,735	(205)	3,530
Incurred but not reported	1,512	(86)	1,426
At 1 January 2007	5,247	(291)	4,956
Cash paid for claims settled in the year	(3,876)	94	(3,782)
Increase/(decrease) in liabilities
– arising from current year claims	4,643	(49)	4,594
– arising from prior year claims	(573)	(20)	(593)
Net exchange differences	25	3	28
At 31 December 2007	5,466	(263)	5,203

Notified claims	3,894	(264)	3,630
Incurred but not reported	1,572	1	1,573
At 1 January 2008	5,466	(263)	5,203
Cash paid for claims settled in the year	(3,969)	97	(3,872)
Increase/(decrease) in liabilities
– arising from current year claims	4,079	(45)	4,034
– arising from prior year claims	(241)	(66)	(307)
Net exchange differences	143	(10)	133
At 31 December 2008	5,478	(287)	5,191

Notified claims	4,052	(260)	3,792
Incurred but not reported	1,426	(27)	1,399
At 31 December 2008	5,478	(287)	5,191

(ii) Provisions for unearned premiums and unexpired short-term insurance risks

	Group
Unearned premium provision	Gross £m	Reinsurance £m	Net £m
At 1 January 2007	2,850	(43)	2,807
Release in the year	(98)	2	(96)
At 1 January 2008	2,752	(41)	2,711
Increase in the year	175	—	175
Release in the year	(280)	(38)	(318)
Net exchange differences	64	—	64
At 31 December 2008	2,711	(79)	2,632

	Group
Gross performance of life business (life contracts)	2008 £m	2007 £m
Opening net assets	604	579
Profit from existing business:
Expected return	41	35
Experience variances	(15)	(23)
	26	12
New business contribution (1)	14	5
Operating assumption changes	2	6
Investment return variances	(46)	(14)
Economic assumption changes	(2)	—
Other	(10)	16
Closing net assets	588	604

Note:

(1)	New business contribution represents the present value of future profits on new insurance contract business written during the year.

24 Insurance business (continued)
	Group
Movement in provision for liabilities under life contracts and under linked and other investment contracts	Life contracts £m	Investment contracts £m
At 1 January 2007	2,209	2,246
Acquisition of subsidiaries	2,275	3,245
Premiums received	784	140
Fees and expenses	(30)	(25)
Investment return	251	93
Actuarial adjustments	(493)	—
Account balances paid on surrender and other terminations in the year	(468)	(320)
Exchange and other adjustments	168	176
At 1 January 2008	4,696	5,555
Premiums received	868	330
Fees and expenses	(21)	(38)
Investment return	17	(970)
Actuarial adjustments	(233)	—
Account balances paid on surrender and other terminations in the year	(734)	(455)
Transfers to disposal groups	(686)	—
Exchange and other adjustments	591	904
At 31 December 2008	4,498	5,326

Investment contracts are presented within customer deposits.

Changes in assumptions during the year were not material to the profit recognised.

	Group
Assets backing linked liabilities	2008 £m	2007 £m
Debt securities	4,500	2,899
Equity securities	4,816	6,863
Cash and cash equivalents	81	68

The associated liabilities are:
Linked contracts classified as insurance contracts	4,189	4,398
Linked contracts classified as investment contracts	5,208	5,432

There are no options and guarantees relating to life assurance contracts that could in aggregate have a material effect on the amount, timing and uncertainty of the Group’s future cash flows.

The Group is exposed to insurance risk, either directly through its businesses or through using insurance to reduce other risk exposures.

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

	Accident year
Insurance claims – gross	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	Total £m
Estimate of ultimate claims costs:
At end of accident year	2,395	3,013	3,658	3,710	4,265	4,269	4,621	4,080	30,011
One year later	(70)	91	(140)	(186)	(92)	(275)	(71)	—	(743)
Two years later	20	1	(106)	(88)	(147)	(77)	—	—	(397)
Three years later	12	(12)	(55)	(85)	(60)	—	—	—	(200)
Four years later	(40)	(17)	(47)	(31)	—	—	—	—	(135)
Five years later	(1)	(19)	(21)	—	—	—	—	—	(41)
Six years later	(9)	(11)	—	—	—	—	—	—	(20)
Seven years later	6	—	—	—	—	—	—	—	6
Current estimate of cumulative claims	2,313	3,046	3,289	3,320	3,966	3,917	4,550	4,080	28,481
Cumulative payments to date	(2,235)	(2,932)	(3,060)	(2,977)	(3,442)	(3,121)	(3,393)	(2,052)	(23,212)
	78	114	229	343	524	796	1,157	2,028	5,269

Liability in respect of prior years									91
Claims handling costs									118
Gross general insurance claims liability									5,478

	Accident year
Insurance claims – net of reinsurance	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	Total £m
Estimate of ultimate claims costs:
At end of accident year	2,011	2,584	3,215	3,514	4,168	4,215	4,572	4,034	28,313
One year later	(61)	59	(106)	(168)	(67)	(261)	(90)	—	(694)
Two years later	22	(12)	(103)	(90)	(161)	(87)	—	—	(431)
Three years later	13	(3)	(53)	(81)	(64)	—	—	—	(188)
Four years later	(41)	(21)	(44)	(46)	—	—	—	—	(152)
Five years later	1	(24)	(23)	—	—	—	—	—	(46)
Six years later	(19)	(5)	—	—	—	—	—	—	(24)
Seven years later	—	—	—	—	—	—	—	—	—
Current estimate of cumulative claims	1,926	2,578	2,886	3,129	3,876	3,867	4,482	4,034	26,778
Cumulative payments to date	(1,873)	(2,492)	(2,714)	(2,835)	(3,364)	(3,085)	(3,347)	(2,032)	(21,742)
	53	86	172	294	512	782	1,135	2,002	5,036

Liability in respect of prior years									42
Claims handling costs									113
Net general insurance claims liability									5,191

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

24           Insurance business (continued)
The following table shows loss ratios for each major class of business, gross and net of reinsurance.

		2008			2007		2006
		Earned premiums £m	Claims incurred £m	Loss ratio %	Earned premiums £m	Loss ratio %	Earned premiums £m	Loss ratio %
Residential property	Gross	1,103	529	48	1,087	82	1,121	56
	Net	1,034	529	51	1,020	86	1,061	59
Personal motor	Gross	3,173	2,679	84	3,254	80	3,384	84
	Net	3,075	2,565	83	3,161	81	3,279	85
Commercial property	Gross	194	79	41	211	55	218	37
	Net	174	80	46	191	60	198	38
Commercial motor	Gross	143	130	91	142	75	90	69
	Net	141	128	91	133	80	88	68
Other	Gross	994	422	42	851	40	842	47
	Net	828	426	51	839	41	833	49
Total	Gross	5,607	3,839	68	5,545	73	5,655	71
	Net	5,252	3,728	71	5,344	75	5,459	73

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

There are many sources of uncertainty that will affect the Group’s experience under motor insurance, including operational risk, reserving risk, premium rates not matching claims inflation rates, weather, the social, economic and legislative environment and reinsurance failure risk.

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

The following table shows the expected maturity of insurance liabilities up to twenty years excluding those linked directly to the financial assets backing these contracts (2008 – £4,189 million; 2007 – £4,398 million).

	Group
	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
2008	623	1,645	1,899	903	487	53

2007	710	1,796	1,961	882	395	33

Life business
The Group’s three UK regulated life companies, National Westminster Life Assurance Limited (NatWest Life), Royal Scottish Assurance plc (RSA) and Direct Line Life Insurance Company Limited, are required to meet minimum capital requirements at all times under the UK Financial Service Authority’s Prudential Sourcebook. The capital resources covering the regulatory requirement are not transferable to other areas of the Group. To ensure that the capital requirement is satisfied at all times, each company holds an additional voluntary buffer above the regulatory minimum.

The Group is not exposed to price, currency, credit, or interest risk on unit linked life contracts but it is exposed to variation in management fees. A decrease of 10% in the value of the assets would reduce the asset management fees by £5 million per annum (2007 – £2 million). The Group writes insurance contracts with minimum guaranteed death benefits that expose it to the risk that declines in the value of underlying investments may increase the Group’s net exposure to death risk.

The Group’s long-term assurance contracts include whole-life, term assurance, endowment assurances, flexible whole life, pension and annuity contracts that are expected to remain in force for an extended period of time.

Contracts under which the Group does not accept significant insurance risk are classified as investment contracts. As required by IFRS 4 ‘Insurance Contracts’ long term business provisions are calculated in accordance with existing local GAAP (UK accounting standard FRS 27 ‘Life Assurance’).

Estimations (assumptions) including future mortality, morbidity, persistency and levels of expenses are made in calculating actuarial reserves. Key metrics for the UK include:

Assumptions	2008	2007	2006
Valuation interest rate
Term assurance	2.50%	3.00%	3.00%
Interest	2.50%	3.00%	3.00%
Unit growth	3.70%	3.50%	3.50%
Expense inflation	3.00%	4.00%	4.00%

Sample mortality rates, expressed as deaths per million per annum, for term assurance products (age 40).

Mortality
Male non-smoker	723	810	517
Male smoker	1,590	1,830	983
Female non-smoker	568	460	278
Female smoker	1,277	1,310	618

In 2007 the Group moved from the UK 80 series to the 00 series for mortality.

Expenses:
Pre-2000 products – RSA	2008 per annum	2007 per annum	2006 per annum
Lifestyle protection plan	£29.30	£25.18	£28.96
Mortgage savings plan	£65.92	£56.67	£65.15

Pre-2000 products – NatWest Life
Term assurances	£26.01	£26.01	£26.01
Linked life bonds	£26.01	£23.17	£23.17

Post-2000 products
Term assurances	£23.17	£23.16	£23.16
Guaranteed bonds	£25.71	£25.71	£25.71

24           Insurance business (continued)
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

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return	Change in market interest rates of ±1%.
The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.
Expenses	Increase in maintenance expenses of 10%
Assurance mortality/morbidity	Increase in mortality/morbidity rates for assurance contracts of 5%
Annuitant mortality	Reduction in mortality rates for annuity contracts of 5%

The above sensitivity factors are applied via actuarial and statistical models, with the following effect on the financial statements.

	Increase/(decrease) in profit and equity
Risk factor	2008 £m	2007 £m
Interest rates	(11)	(18)
Interest rates	11	15
Expenses	(7)	(5)
Assurance mortality/morbidity	(9)	(8)

Limitations of sensitivity analysis: the above tables demonstrate the effect of a change in a key UK assumption whilst other assumptions remain unaffected. In reality, such an occurrence is unlikely, due to correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results. The sensitivity analyses do not take into consideration that assets and liabilities are actively managed and may vary at the time that any actual market movement occurs.

25           Subordinated liabilities
	Group		Company
	2008 £m	2007 £m	2008 £m	2007 £m
Dated loan capital	30,162	23,065	7,421	5,585
Undated loan capital	11,697	9,866	1,071	781
Preference shares	2,194	1,686	1,822	1,377
Trust preferred securities	5,101	3,426	—	—
	49,154	38,043	10,314	7,743

Certain preference shares issued by the company are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 1985.

The following tables analyse the remaining maturity of subordinated liabilities by (1) the final redemption date; and (2) the next callable date.

	Group
2008 – final redemption	2009 £m	2010 £m	2011-2013 £m	2014-2018 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	192	15	176	1,458	370	6,287	8,498
US dollars	1,308	342	1,123	7,435	561	7,655	18,424
Euro	1,865	1,378	1,991	7,923	1,957	4,087	19,201
Other	29	—	7	2,284	34	677	3,031
Total	3,394	1,735	3,297	19,100	2,922	18,706	49,154

	Group
2008 – call date	Currently £m	2009 £m	2010 £m	2011-2013 £m	2014-2018 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	—	192	752	1,039	2,729	3,615	171	8,498
US dollars	1,833	3,247	2,601	4,814	1,951	2,053	1,925	18,424
Euro	—	2,351	3,137	5,699	7,021	942	51	19,201
Other	—	500	405	922	954	250	—	3,031
Total	1,833	6,290	6,895	12,474	12,655	6,860	2,147	49,154

	Group
2007 – final redemption	2008 £m	2009 £m	2010-2012 £m	2013-2017 £m	Thereafter £m	Perpetual £m	Total
Sterling	194	—	34	1,405	389	5,818	7,840
US dollars	903	1,540	620	5,477	743	3,985	13,268
Euro	764	1,312	1,405	5,711	1,674	3,164	14,030
Other	35	—	6	2,076	325	463	2,905
Total	1,896	2,852	2,065	14,669	3,131	13,430	38,043

	Group
2007 – call date	Currently £m	2008 £m	2009 £m	2010-2012 £m	2013-2017 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	—	194	—	1,497	2,456	3,527	166	7,840
US dollars	1,347	1,492	2,585	4,485	1,678	1,681	—	13,268
Euro	—	1,612	1,685	4,992	5,091	611	39	14,030
Other	—	35	431	843	1,468	128	—	2,905
Total	1,347	3,333	4,701	11,817	10,693	5,947	205	38,043

25 Subordinated liabilities (continued)
	Company
2008 – final redemption	2009 £m	2010 £m	2011-2013 £m	2014-2018 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	9	—	—	—	400	200	609
US dollars	415	—	717	1,381	2,863	2,661	8,037
Euro	—	—	—	—	1,668	—	1,668
Total	424	—	717	1,381	4,931	2,861	10,314

	Company
2008 – call date	Currently £m	2009 £m	2010 £m	2011-2013 £m	2014-2018 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	—	9	199	—	400	—	1	609
US dollars	582	1,511	682	1,296	2,710	1,256	—	8,037
Euro	—	—	—	1,190	478	—	—	1,668
Total	582	1,520	881	2,486	3,588	1,256	1	10,314

	Company
2007 – final redemption	2008 £m	2009 £m	2010-2012 £m	2013-2017 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	13	—	—	—	399	199	611
US dollars	61	199	148	1,204	2,259	1,935	5,806
Euro	45	—	—	—	1,281	—	1,326
Total	119	199	148	1,204	3,939	2,134	7,743

	Company
2007 – call date	Currently £m	2008 £m	2009 £m	2010-2012 £m	2013-2017 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	—	13	—	198	399	—	1	611
US dollars	425	435	620	643	2,594	1,089	—	5,806
Euro	—	45	—	914	367	—	—	1,326
Total	425	493	620	1,755	3,360	1,089	1	7,743

Dated loan capital
	2008 £m		2007 £m
The company
US$400 million 6.4% subordinated notes 2009 (1)	278		202
US$300 million 6.375% subordinated notes 2011 (1)	231		163
US$750 million 5% subordinated notes 2013 (1)	579		382
US$750 million 5% subordinated notes 2014 (1)	616		386
US$250 million 5% subordinated notes 2014 (1)	169		123
US$675 million 5.05% subordinated notes 2015 (1)	550		357
US$350 million 4.7% subordinated notes 2018 (1)	286		173
	2,709	*	1,786	*
The Royal Bank of Scotland plc
€255 million 5.25% subordinated notes 2008 (redeemed July 2008)	—		192
€300 million 4.875% subordinated notes 2009	298		228
€1,000 million 6% subordinated notes 2013	1,083		790
US$50 million floating rate subordinated notes 2013	36		26
€1,000 million floating rate subordinated notes 2013 (redeemed October 2008)	—		744
€500 million 6% subordinated notes 2013	487		374
£150 million 10.5% subordinated bonds 2013 (2)	180		169
US$1,250 million floating rate subordinated notes 2014 (callable July 2009)	862		630
AUD590 million 6% subordinated notes 2014 (callable October 2009)	281		254
AUD410 million floating rate subordinated notes 2014 (callable October 2009)	195		182
CAD700 million 4.25% subordinated notes 2015 (callable March 2010)	409		358
£250 million 9.625% subordinated bonds 2015	311		286
US$750 million floating rate subordinated notes 2015 (callable September 2010)	513		374
€750 million floating rate subordinated notes 2015	783		564
CHF400 million 2.375% subordinated notes 2015	257		166
CHF100 million 2.375% subordinated notes 2015	72		41
CHF200 million 2.375% subordinated notes 2015	125		86
US$500 million floating rate subordinated notes 2016 (callable October 2011)	346		252
US$1,500 million floating rate subordinated notes 2016 (callable April 2011)	1,038		757
€500 million 4.5% subordinated 2016 (callable January 2011)	511		379
CHF200 million 2.75% subordinated notes 2017 (callable December 2012)	129		89
€100 million floating rate subordinated notes 2017	97		73
€500 million floating rate subordinated notes 2017 (callable June 2012)	482		371
€750 million 4.35% subordinated notes 2017 (callable January 2017)	770		548
AUD450 million 6.5% subordinated notes 2017 (callable February 2012)	217		202
AUD450 million floating rate subordinated notes 2017 (callable February 2012)	214		199
US$1,500 million floating rate subordinated callable step up
notes 2017 (callable August 2012)	1,029		752
€2,000 million 6.93% subordinated notes 2018 (issued April 2008; callable April 2018)	2,136		—
US$125.6 million floating rate subordinated notes 2020	87		64
€1,000 million 4.625% subordinated notes 2021 (callable September 2016)	1,019		724
€300 million CMS linked floating rate subordinated notes 2022	303		228
€144.4 million floating rate subordinated notes 2022 (issued June 2008; callable June 2022)	152		—

National Westminster Bank Plc
US$1,000 million 7.375% subordinated notes 2009	697		507
€600 million 6% subordinated notes 2010	623		474
€500 million 5.125% subordinated notes 2011	488		376
£300 million 7.875% subordinated notes 2015	379		349
£300 million 6.5% subordinated notes 2021	376		330

Charter One Financial, Inc
US$400 million 6.375% subordinated notes 2012	287		212

Greenwich Capital Holdings, Inc
US$170 million subordinated loan capital floating rate notes 2009	116		85
US$100 million 5.575% senior subordinated revolving credit 2009	69		50
US$500 million subordinated loan capital floating rate notes 2010 (callable on any interest payment date)	342		249

First Active Plc
£60 million 6.375% subordinated bonds 2018 (callable April 2013)	66		65

25 Subordinated liabilities (continued)
Dated loan capital (continued)

	2008 £m	2007 £m
Other minority interest subordinated issues	16	16

ABN AMRO and subsidiaries
€113 million 7.50% subordinated notes 2008 (redeemed January 2008)	—	83
€182 million 6.00% subordinated notes 2009	169	132
€182 million 6.13% subordinated notes 2009	165	127
€1,150 million 4.63% subordinated notes 2009	1,104	848
€250 million 4.70% CMS linked subordinated notes 2019	195	131
€800 million 6.25% subordinated notes 2010	795	598
€100 million 5.13% flip flop Bermudan callable subordinated notes 2017 (callable December 2012)	89	75
€500 million floating rate Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)	455	350
€1,000 million floating rate Bermudan callable subordinated lower tier 2 notes 2016 (callable September 2011)	923	710
€13 million zero coupon subordinated notes 2029 (callable June 2009)	8	2
€82 million floating rate subordinated notes 2017	72	55
€103 million floating rate subordinated lower tier 2 notes 2020	89	68
€170 million floating rate sinkable subordinated notes 2041	205	184
€15 million CMS linked floating rate subordinated lower tier 2 notes 2020	10	11
€1,500 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable June 2010)	1,419	1,087
€5 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010)	5	4
€65 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010)	62	48
US$12 million floating rate subordinated notes 2008 (redeemed June 2008)	—	6
US$12 million floating rate subordinated notes 2008 (redeemed June 2008)	—	6
US$165 million 6.14% subordinated notes 2019	152	94
US$72 million 5.98% subordinated notes 2019	49	7
US$500 million 4.65% subordinated notes 2018	359	214
US$500 million floating rate Bermudan callable subordinated notes 2013 (redeemed September 2008)	—	232
US$1,500 million floating rate Bermudan callable subordinated notes 2015 (callable March 2010)	982	717
US$100 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010)	68	50
US$36 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010)	25	18
US$1,000 million floating rate Bermudan callable subordinated lower tier 2 notes 2017 (callable January 2012)	661	479
AUD575 million 6.50% Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)	286	231
AUD175 million 7.46% Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)	79	73
€26 million 7.42% subordinated notes 2016	28	20
€7 million 7.38% subordinated notes 2016	8	6
€256 million 5.25% subordinated notes 2008 (redeemed July 2008)	—	190
€13 million floating rate subordinated notes 2008 (redeemed June 2008)	—	9
£42 million 8.18% subordinated notes 2010	15	19
£25 million 9.18% amortising MTN subordinated lower tier 2 notes 2011	9	15
£750 million 5% Bermudan callable subordinated upper tier 2 notes 2016	728	642
US$250 million 7.75% subordinated notes 2023	173	127
US$150 million 7.13% subordinated notes 2093	104	76
US$250 million 7.00% subordinated notes 2008 (redeemed April 2008)	—	127
US$68 million floating rate subordinated notes 2009 (6)	—	34
US$12 million floating rate subordinated notes 2009 (6)	—	6
BRL50 million floating rate subordinated notes 2013 (6)	—	14
BRL250 million floating rate subordinated notes 2013 (6)	—	71
BRL250 million floating rate subordinated notes 2014 (6)	—	71
BRL885 million floating rate subordinated notes 2014 (6)	—	251
BRL300 million floating rate subordinated notes 2014 (6)	—	85
PKR0.80 million floating rate subordinated notes 2012	7	6
MYR200 million subordinated notes 2017	40	30
TRY60 million subordinated notes	34	25
	30,162	23,065

*
In addition the company has issued 0.5 million subordinated loan notes of €1,000 each, 1.95 million subordinated loan notes of US$1,000 each and 0.4 million subordinated loan notes of £1,000 each. These loan notes are included in the company balance sheet as loan capital but are reclassified as minority interest Trust Preferred Securities on consolidation (see Note 26).

Notes:

(1)	On-lent to The Royal Bank of Scotland plc on a subordinated basis.

(2)	Unconditionally guaranteed by the company.

(3)
In the event of certain changes in tax laws, dated loan capital issues may be redeemed in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.

(4)	Except as stated above, claims in respect of the Group’s dated loan capital are subordinated to the claims of other creditors. None of the Group’s dated loan capital is secured.

(5)	Interest on all floating rate subordinated notes is calculated by reference to market rates.

(6)	Transferred to Banco Santander S.A in July 2008.

Undated loan capital
	2008 £m	2007 £m
The company
US$350 million undated floating rate primary capital notes (callable on any interest payment date) (1)	240	175
US$1,200 million 7.648% perpetual regulatory tier one securities (callable September 2031) (1, 2)	831	606
	1,071	781
The Royal Bank of Scotland plc
£150 million 5.625% undated subordinated notes (callable June 2032)	144	144
£175 million 7.375% undated subordinated notes (callable August 2010)	190	183
€152 million 5.875% undated subordinated notes (redeemed October 2008)	—	114
£350 million 6.25% undated subordinated notes (callable December 2012)	380	354
£500 million 6% undated subordinated notes (callable September 2014)	565	517
€500 million 5.125% undated subordinated notes (callable July 2014)	516	371
€1,000 million floating rate undated subordinated notes (callable July 2014)	966	742
£500 million 5.125% undated subordinated notes (callable March 2016)	556	499
£200 million 5.625% subordinated upper tier 2 notes (callable September 2026)	210	210
£600 million 5.5% undated subordinated notes (callable December 2019)	677	595
£500 million 6.2% undated subordinated notes (callable March 2022)	614	543
£200 million 9.5% undated subordinated bonds (callable August 2018) (3)	253	228
£400 million 5.625% subordinated upper tier 2 notes (callable September 2026)	397	397
£300 million 5.625% undated subordinated notes (callable September 2026)	431	318
£350 million 5.625% undated subordinated notes (callable June 2032)	364	363
£400 million 5% undated subordinated notes (callable March 2011)	424	402
JPY25 billion 2.605% undated subordinates notes (callable November 2034)	217	103
CAD700 million 5.37% fixed rate undated subordinated notes (callable May 2016)	464	363

National Westminster Bank Plc
US$500 million primary capital floating rate notes, Series A (callable on any interest payment date)	343	251
US$500 million primary capital floating rate notes, Series B (callable on any interest payment date)	347	256
US$500 million primary capital floating rate notes, Series C (callable on any interest payment date)	346	255
€400 million 6.625% fixed/floating rate undated subordinated notes (callable October 2009)	388	303
€100 million floating rate undated step-up notes (callable October 2009)	97	74
£325 million 7.625% undated subordinated step-up notes (callable January 2010)	363	357
£200 million 7.125% undated subordinated step-up notes (callable October 2022)	201	205
£200 million 11.5% undated subordinated notes (callable December 2022) (4)	269	269

First Active plc
£20 million 11.75% perpetual tier two capital	26	23
€38 million 11.375% perpetual tier two capital	52	39
£1.3 million floating rate perpetual tier two capital	2	2

ABN AMRO and subsidiaries
€9 million 4.650% perpetual convertible financing preference shares (redeemed October 2008)	—	7
€1,000 million 4.310% perpetual Bermudan callable subordinated tier 1 notes (callable March 2016)	824	598
	11,697	9,866

Notes:

(1)	On-lent to The Royal Bank of Scotland plc on a subordinated basis.

(2)	The company can satisfy interest payment obligations by issuing sufficient ordinary shares to appointed Trustees to enable them, on selling these shares, to settle the interest payment.

(3)	Guaranteed by the company.

(4)	Exchangeable at the option of the issuer into 200 million 8.392% (gross) non-cumulative preference shares of £1 each of National Westminster Bank Plc at any time.

(5)	Except as stated above, claims in respect of the Group’s undated loan capital are subordinated to the claims of other creditors. None of the Group’s undated loan capital is secured.

(6)
In the event of certain changes in tax laws, undated loan capital issues may be redeemed in whole, but not in part, at the option of the Group, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.

(7)	Interest on all floating rate subordinated notes is calculated by reference to market rates.

25      Subordinated liabilities (continued)
Preference shares
	2008 £m	2007 £m
The company
Non-cumulative preference shares of US$0.01 (1)
Series F US$200 million 7.65% (redeemable at option of issuer)	137	100
Series H US$300 million 7.25% (redeemable at option of issuer)	205	150
Series L US$850 million 5.75% (redeemable September 2009)	582	421
Non-cumulative convertible preference shares of US$0.01 (1)
Series 1 US$1,000 million 9.118% (redeemable March 2010)	698	510
Non-cumulative convertible preference shares of £0.01 (1)
Series 1 £200 million 7.387% (redeemable December 2010)	211	201
Cumulative preference shares of £1
£0.5 million 11 % and £0.4 million 5.5% (non-redeemable)	1	1
	1,834	1,383
National Westminster Bank Plc
Non-cumulative preference shares of £1
Series A £140 million 9% (non-redeemable)	145	143
Non-cumulative preference shares of US$25
Series C US$300 million 7.7628% (2)	215	160
	2,194	1,686

Notes:

(1)	Further details of the contractual terms of the preference shares are given in Note 27 on page 229.

(2)	Series C preference shares each carry a gross dividend of 8.625% inclusive of associated tax credit. Redeemable at the option of the issuer at par.

Trust preferred securities
	2008 £m	2007 £m
€1,250 million 6.467% (redeemable June 2012) (1)	1,325	979
US$750 million 6.8% (redeemable March 2008) (1)	514	374
US$850 million 4.709% (redeemable July 2013) (1)	640	421
US$650 million 6.425% (redeemable January 2034) (1)	677	344

ABN AMRO and subsidiaries
US$1,285 million 6.03% Trust Preferred V	760	464
US$200 million 6.25% Trust Preferred VI	121	82
US$1,800 million 6.08% Trust Preferred VI I	1,064	762
	5,101	3,426

Note:

(1)
The trust preferred securities issued by subsidiaries have no maturity date and are not redeemable at the option of the holders at any time. These securities may, with the consent of the UK Financial Services Authority, be redeemed, by the issuer on the dates specified above or on any interest payment date thereafter. They may also be redeemed in whole, but not in part, upon the occurrence of certain tax and regulatory events. The company classifies its obligations to these subsidiaries as dated loan capital.

26      Minority interests
	ABN AMRO £m	Other interests £m	Total £m
At 1 January 2007	—	5,263	5,263
Currency translation and other adjustments	1,694	140	1,834
Acquisition of ABN AMRO	31,317	928	32,245
Profit attributable to minority interests	10	153	163
Dividends paid	—	(121)	(121)
Losses on available-for-sale securities, net of tax	(59)	(505)	(564)
Movements in cash flow hedging reserves, net of tax	26	—	26
Actuarial gains recognised in retirement benefit schemes, net of tax	19	—	19
Equity raised	10	66	76
Equity withdrawn	(20)	(533)	(553)
At 31 December 2007	32,997	5,391	38,388
Currency translation and other adjustments	8,098	1,158	9,256
Acquisition of outstanding ABN AMRO ordinary shares	356	—	356
(Loss)/profit attributable to minority interests	(11,244)	412	(10,832)
Dividends paid	—	(285)	(285)
Losses on available-for-sale securities, net of tax	(144)	(1,303)	(1,447)
Movements in cash flow hedging reserves, net of tax	(831)	—	(831)
Actuarial losses recognised in retirement benefit schemes, net of tax	(478)	—	(478)
Equity raised	—	1,071	1,071
Equity withdrawn	(12,571)	(1,008)	(13,579)
At 31 December 2008	16,183	5,436	21,619

ABN AMRO represents the other consortium members’ interests in RFS Holdings B.V. The capital and income rights of shares issued by RFS Holdings B.V. are linked to the net assets and income of the ABN AMRO business units which the individual consortium members have agreed to acquire. Other minority interests include trust preferred securities of £1,821 million (2007 – £1,821 million) and RBS China Sarl of £1,898 million (2007 – £2,438 million). Equity withdrawn in respect of ABN AMRO relates to distributions to consortium members.

Included in minority interests are the following trust preferred securities (1):

	2008 £m	2007 £m
US$950 million 5.512% (redeemable September 2014)	529	529
US$1,000 million 3 month US$ LIBOR plus 0.80% (redeemable September 2014)	555	555
€500 million 4.243% (redeemable January 2016)	337	337
£400 million 5.6457% (redeemable June 2017)	400	400
	1,821	1,821

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

27      Share capital
	Allotted, called up and fully paid			Authorised
	1 January 2008 £m	Issued during the year £m	31 December 2008 £m	31 December 2008 £m	31 December 2007 £m
Ordinary shares of 25p	2,501	7,363	9,864	11,151	3,018
Non-voting deferred shares of £0.01	27	—	27	323	323
Additional Value Shares of £0.01	—	—	—	27	27
Non-cumulative preference shares of US$0.01	2	—	2	3	2
Non-cumulative convertible preference shares of US$0.01	—	—	—	—	—
Non-cumulative preference shares of €0.01	—	—	—	—	—
Non-cumulative convertible preference shares of €0.01	—	—	—	—	—
Non-cumulative convertible preference shares of £0.25	—	—	—	225	225
Non-cumulative convertible preference shares of £0.01	—	—	—	—	—
Cumulative preference shares of £1	1	—	1	1	1
Non-cumulative preference shares of £1	1	5	6	300	300

	Allotted, called up and fully paid			Authorised
Number of shares – thousands	2008	2007	2006	2008	2007	2006
Ordinary shares of 25p	39,456,005	10,006,215	3,152,844	44,603,278	12,070,492	5,079,375
Non-voting deferred shares of £0.01	2,660,556	2,660,556	2,660,556	32,300,000	32,300,000	32,300,000
Additional Value Shares of £0.01	—	—	—	2,700,000	2,700,000	2,700,000
Non-cumulative preference shares of US$0.01	308,015	308,015	240,000	516,000	419,500	419,500
Non-cumulative convertible preference shares of US$0.01	1,000	1,000	1,000	3,900	3,900	3,900
Non-cumulative preference shares of €0.01	2,526	2,526	2,500	66,000	66,000	66,000
Non-cumulative convertible preference shares of €0.01	—	—	—	3,000	3,000	3,000
Non-cumulative convertible preference shares of £0.25	—	—	—	900,000	900,000	900,000
Non-cumulative convertible preference shares of £0.01	200	200	200	1,000	1,000	1,000
Cumulative preference shares of £1	900	900	900	900	900	900
Non-cumulative preference shares of £1	5,750	750	—	300,000	300,000	300,000

Movement in ordinary shares in issue during the year:

Number of shares - thousands
At 1 January 2008	10,006,215
Shares issued in respect of the rights issue	6,123,010
Shares issued in respect of the capitalisation issue	403,468
Shares issued in respect of the placing and open offer	22,909,776
Other shares issued	13,536
At 31 December 2008	39,456,005

Ordinary shares
In June 2008, the company issued 6,123 million ordinary shares of 25p each at 200p per share by way of a rights issue. The rights issue was on the basis of 11 new shares for every 18 shares held on 9 May 2008. The net proceeds were £12 billion.

In September 2008, the company issued 403 million ordinary shares of 25p each by way of a capitalisation issue. The capitalisation was on the basis of one new share for every 40 shares held by shareholders on 12 September 2008.

In December 2008, the company issued 22,910 million ordinary shares of 25p each at 65.5p per share through a placing and open offer. This placing and open offer, which was fully underwritten by HM Treasury, was made available to shareholders on 31 October 2008. The net proceeds were £14.7 billion.

In addition, 13.5 million ordinary shares were issued during the year ended 31 December 2008 following the exercise of options under the company’s share schemes.

Total consideration, including the rights issue and placing and open offer identified above, of £27.3 billion was received on the issue of ordinary shares for cash.

During the year ended 31 December 2008, options were granted over 187.7 million ordinary shares under the company’s executive and sharesave schemes. At 31 December 2008, options granted under the company’s various schemes, exercisable up to 2018 at prices ranging from 189p to 586p per share, were outstanding in respect of 181.9 million ordinary shares.

On 16 January 2009, further options were granted over 1,176.1 million ordinary shares under the company’s sharesave scheme.

In addition, options granted under the NatWest executive scheme were outstanding in respect of 0.8 million ordinary shares exercisable up to 2009 at prices ranging from 248p to 258p per share.

Employee share trusts purchased 54.0 million ordinary shares at a cost of £63.7 million and awarded 3.3 million ordinary shares on receipt of £0.9 million on the exercise of awards under employee share schemes.

The employee share trusts incurred costs of £0.3 million in purchasing the company’s ordinary shares.

Preference shares
In December 2008, the company issued 5 million Series 2 non- cumulative preference shares of £1 at £1,000 each, the net proceeds being £5 billion.

On 19 January 2009, the Group announced that it had reached agreement with HM Treasury and UK Financial Investments to replace the £5 billion of preference shares it holds with new ordinary shares. The offer of the new ordinary shares and redemption of the preference shares are subject to shareholder approval at an Extraordinary General Meeting.

Under IFRS certain of the Group’s preference shares are classified as debt and are included in subordinated liabilities on the balance sheet.

Other securities
Certain of the Group’s subordinated securities in the legal form of debt are classified as equity under IFRS.

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

The non-cumulative preference shares are redeemable at the option of the company, in whole or in part from time to time at the rates detailed on the next page plus dividends otherwise payable for the then current dividend period accrued to the date of redemption.

27           Share capital (continued)

Class of preference share	Number of shares in issue	Interest rate	Redemption date on or after	Redemption price per share	Debt or equity(1)
Non-cumulative preference shares of US$0.01
Series F	8 million	7.65%	31 March 2007	US$25	Debt
Series H	12 million	7.25%	31 March 2004	US$25	Debt
Series L	34 million	5.75%	30 September 2009	US$25	Debt
Series M	37 million	6.4%	30 September 2009	US$25	Equity
Series N	40 million	6.35%	30 June 2010	US$25	Equity
Series P	22 million	6.25%	31 December 2010	US$25	Equity
Series Q	27 million	6.75%	30 June 2011	US$25	Equity
Series R	26 million	6.125%	30 December 2011	US$25	Equity
Series S	38 million	6.6%	30 June 2012	US$25	Equity
Series T	64 million	7.25%	31 December 2012	US$25	Equity
Series U	15,000	7.64%	29 September 2017	US$100,000	Equity
Non-cumulative convertible preference shares of US$0.01
Series 1	1 million	9.118%	31 March 2010	US$1,000	Debt
Non-cumulative preference shares of €0.01
Series 1	1.25 million	5.5%	31 December 2009	€1,000	Equity
Series 2	1.25 million	5.25%	30 June 2010	€1,000	Equity
Series 3	26,000	7.0916%	29 September 2017	€50,000	Equity
Non-cumulative convertible preference shares of £0.01
Series 1	200,000	7.387%	31 December 2010	£1,000	Debt
Non-cumulative preference shares of £1
Series 1	750,000	8.162%	5 October 2012	£1,000	Equity
Series 2	5 million	12%	2 December 2013	£1,000	Equity

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

(2)	The whole of each series of preference share is issued or redeemed at the same time.

In the event that the non-cumulative convertible preference shares are not redeemed on or before the redemption date, the holder may convert them into ordinary shares in the company.

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

Holders of the non-cumulative preference shares are not entitled to receive notice of or attend general meetings of the company except if any resolution is proposed for adoption by the shareholders of the company to vary or abrogate any of the rights attaching to the non- cumulative preference shares or proposing the winding-up or liquidation of the company. In any such case, they are entitled to receive notice of and to attend the general meeting of shareholders at which such resolution is to be proposed and are entitled to speak and vote on such resolution (but not on any other resolution). In addition, in the event that, prior to any general meeting of shareholders, the company has failed to pay in full the three most recent quarterly dividend payments due on the non-cumulative dollar preference shares (other than Series U), the two most recent semi-annual dividend payments due on the non-cumulative convertible dollar preference shares and the most recent dividend payments due on the non-cumulative euro preference shares, the non- cumulative sterling preference shares, the Series U non-cumulative dollar preference shares and the non-cumulative convertible sterling preference shares, the holders shall be entitled to receive notice of, attend, speak and vote at such meeting on all matters together with the holders of the ordinary shares. In these circumstances only, the rights of the holders of the non-cumulative preference shares so to vote shall continue until the company shall have resumed the payment in full of the dividends in arrears.

The series 2 non-cumulative preference shares of £1 each were issued to HM Treasury. The company, subject to shareholder approval, intends to issue new ordinary shares by way of an open offer, the proceeds will be used to repay the preference shares, issued to HM Treasury, together with the accrued dividend.

28           Owners’ equity

	Group			Company
	2008 £m	2007 £m	2006 £m	2008 £m	2007 £m	2006 £m
Called-up share capital
At 1 January	2,530	815	826	2,530	815	826
Ordinary shares issued in respect of rights issue	1,531	—	—	1,531	—	—
Ordinary shares issued in respect of capitalisation issue	101	—	—	101	—	—
Ordinary shares issued in respect of placing and open offer	5,728	—	—	5,728	—	—
Preference shares issued in respect of placing and open offer	5	—	—	5	—	—
Other shares issued	3	139	2	3	139	2
Bonus issue of ordinary shares	—	1,576	—	—	1,576	—
Shares repurchased	—	—	(13)	—	—	(13)
At 31 December	9,898	2,530	815	9,898	2,530	815
Paid-in equity
At 1 January	1,073	—	—	1,073	—	—
Securities issued during the year	—	1,073	—	—	1,073	—
At 31 December	1,073	1,073	—	1,073	1,073	—
Share premium account
At 1 January	17,322	12,482	11,777	17,322	12,482	11,777
Ordinary shares issued in respect of rights issue,
net of £246 million expenses	10,469	—	—	10,469	—	—
Ordinary shares issued in respect of capitalisation issue	(101)	—	—	(101)	—	—
Expenses of placing and open offer	(265)	—	—	(265)	—	—
Other shares issued	46	6,257	815	46	6,257	815
Bonus issue of ordinary shares	—	(1,576)	—	—	(1,576)	—
Redemption of preference shares classified as debt	—	159	271	—	159	271
Shares repurchased	—	—	(381)	—	—	(381)
At 31 December	27,471	17,322	12,482	27,471	17,322	12,482
Merger reserve
At 1 January	10,881	10,881	10,881	—	—	—
Placing and open offer	14,273	—	—	14,273	—	—
Transfer to retained earnings	(14,273)	—	—	(14,273)	—	—
At 31 December	10,881	10,881	10,881	—	—	—
Available-for-sale reserve
At 1 January	1,032	1,528	(73)	—	—	—
Unrealised (losses)/gains in the year	(6,808)	(191)	2,609	—	—	—
Realised losses/(gains) in the year	842	(513)	(313)	—	—	—
Tax	1,373	208	(695)	—	—	—
At 31 December	(3,561)	1,032	1,528	—	—	—
Cash flow hedging reserve
At 1 January	(555)	(149)	59	(5)	(7)	(9)
Amount recognised in equity during the year	(603)	(460)	(109)	—	—	—
Amount transferred from equity to earnings in the year (1)	198	(138)	(140)	2	3	3
Tax	84	192	41	(1)	(1)	(1)
At 31 December	(876)	(555)	(149)	(4)	(5)	(7)
Foreign exchange reserve
At 1 January	(426)	(872)	469	—	—	—
Retranslation of net assets	11,970	1,339	(2,159)	—	—	—
Foreign currency (losses)/gains on hedges of net assets (2)	(5,801)	(963)	818	—	—	—
Tax	642	70	—	—	—	—
At 31 December	6,385	(426)	(872)	—	—	—
Capital redemption reserve
At 1 January	170	170	157	170	170	157
Shares repurchased during the year	—	—	13	—	—	13
At 31 December	170	170	170	170	170	170

Notes:

(1)	Of the amount transferred to earnings, £198 million (2007 – £138 million; 2006 – £140 million) was recorded in net interest income and nil (2007 and 2006 – nil) in other operating income.

(2)
The hedging instruments in the majority of the Group’s net investment hedges are foreign currency borrowings, the effectiveness of these hedges is assessed prospectively (and on an ongoing basis) by comparing expected (actual) changes in the fair value of the currency net investments in foreign operations and expected (actual) changes in the fair value of the external currency liabilities (excluding accrued interest) attributable to changes in the spot exchange rate between the currency of the investment and sterling.

28 Owners’ equity (continued)

	Group			Company
	2008 £m	2007 £m	2006 £m	2008 £m	2007 £m	2006 £m
Retained earnings
At 1 January	21,072	15,487	11,346	3,787	4,737	4,794
(Loss)/profit attributable to ordinary and equity preference shareholders	(23,541)	7,549	6,393	(9,602)	2,499	3,499
Ordinary dividends paid	(2,312)	(3,044)	(2,470)	(2,312)	(3,044)	(2,470)
Equity preference dividends paid	(536)	(246)	(191)	(536)	(246)	(191)
Paid-in equity dividends paid, net of tax	(60)	—	—	(60)	—	—
Shares repurchased during the year	—	—	(624)	—	—	(624)
Redemption of preference shares classified as debt	—	(159)	(271)	—	(159)	(271)
Transfer from merger reserve	14,273	—	—	14,273	—	—
Actuarial (losses)/gains recognised in retirement benefit schemes, net of tax	(1,335)	1,517	1,262	—	—	—
Net cost of shares bought and used to satisfy share-based payments	(19)	(40)	(38)	—	—
Share-based payments, net of tax	—	8	80	—	—	—
At 31 December	7,542	21,072	15,487	5,550	3,787	4,737

Own shares held
At 1 January	(61)	(115)	(7)	—	—	(7)
Shares purchased during the year	(64)	(65)	(254)	—	—	—
Shares issued under employee share schemes	21	119	146	—	—	7
At 31 December	(104)	(61)	(115)	—	—	—

Owners’ equity at 31 December	58,879	53,038	40,227	44,158	24,877	18,197

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

The Group optimises capital efficiency by maintaining reserves in subsidiaries, including regulated entities. Certain preference shares and subordinated debt are also included within regulatory capital. The remittance of reserves to the company or the redemption of shares or subordinated capital by regulated entities may be subject to maintaining the capital resources required by the relevant regulator.

At 31 December 2008, 61,165,254 (2007 – 10,474,782) ordinary shares of 25p each of the company were held by Employee Share Trusts in respect of share awards and options granted to employees.

Paid-in equity represents notes issued under the company’s euro medium term note programme with par value of US$1,600 million and CAD600 million that are classified as equity under IFRS. The notes attract coupons of 6.99% and 6.666% respectively until October 2017 when they change to 2.67% above the London interbank offered rate for 3-month US dollar deposits and 2.76% above the Canadian dollar offered rate respectively.

Under the arrangements for the placing and open offer in December 2008, the company issued shares in exchange for shares in Encuentro Limited. No share premium was recorded in the company financial statements through the operation of the merger relief provisions of the Companies Act 1985. The subsequent redemption of these shares gave rise to distributable profits of £14,273 million which have been transferred from merger reserve to retained earnings.

29           Leases
Minimum amounts receivable and payable under non-cancellable leases.

	Group
	Year in which receipt or payment will occur
2008	Within 1 year £m	After 1 but within 5 years £m	After 5 year £m	Total £m
Finance lease assets:
Amounts receivable	1,485	6,112	12,567	20,164
Present value adjustment	(613)	(2,004)	(3,094)	(5,711)
Other movements	(24)	(128)	(341)	(493)
Present value amounts receivable	848	3,980	9,132	13,960

Operating lease assets:
Future minimum lease receivables	918	2,479	1,141	4,538

Operating lease obligations:
Future minimum lease payables:
Premises	567	1,715	3,299	5,581
Equipment	12	12	—	24
	579	1,727	3,299	5,605

2007
Finance lease assets:
Amounts receivable	1,297	4,968	11,648	17,913
Present value adjustment	(390)	(1,766)	(3,187)	(5,343)
Other movements	(23)	(144)	(288)	(455)
Present value amounts receivable	884	3,058	8,173	12,115

Operating lease assets:
Future minimum lease receivables	1,073	3,046	1,473	5,592

Operating lease obligations:
Future minimum lease payables:
Premises	350	1,210	3,017	4,577
Equipment	9	14	—	23
	359	1,224	3,017	4,600

	Group
	2008 £m	2007 £m
Nature of operating lease assets in balance sheet
Transportation	5,883	6,859
Cars and light commercial vehicles	1,199	1,390
Other	617	441
	7,699	8,690

Amounts recognised as income and expense
Finance lease receivables – contingent rental income	(37)	(23)
Operating lease payables – minimum payments	566	322

Contracts for future capital expenditure not provided for at the year end
Operating leases	237	545

Finance lease receivables
Unearned finance income	5,711	5,343
Accumulated allowance for uncollectible minimum lease receivables	96	63

29 Leases (continued)
Residual value exposures
The tables below give details of the unguaranteed residual values included in the carrying value of finance lease receivables (see page 194) and operating lease assets (see page 208).

	Year in which residual value will be recovered
2008	Within 1 year £m	After 1 year but within 2 years £m	After 2 years but within 5 years £m	After 5 years £m	Total £m
Operating leases
Transportation	794	130	1,701	2,103	4,728
Cars and light commercial vehicles	577	195	182	8	962
Other	112	35	48	8	203
Finance leases	24	29	99	341	493
	1,507	389	2,030	2,460	6,386

2007
Operating leases
Transportation	485	253	1,762	2,505	5,005
Cars and light commercial vehicles	331	467	118	–	916
Other	26	47	64	18	155
Finance leases	23	29	115	288	455
	865	796	2,059	2,811	6,531

The Group provides asset finance to its customers through acting as a lessor. It purchases plant, equipment and intellectual property, renting them to customers under lease arrangements that, depending on their terms, qualify as either operating or finance leases.

30           Collateral and securitisations
Securities repurchase agreements and lending transactions
The Group enters into securities repurchase agreements and securities lending transactions under which it receives or transfers collateral in accordance with normal market practice. Generally, the agreements require additional collateral to be provided if the value of the securities falls below a predetermined level.

Under standard terms for repurchase transactions in the UK and US markets, the recipient of collateral has an unrestricted right to sell or repledge it, subject to returning equivalent securities on settlement of the transaction.

The fair value (and carrying value) of securities transferred under repurchase transactions included within debt securities on the balance sheet were £80,576 million (2007 – £107,651 million). All of these securities could be sold or repledged by the holder. Securities received as collateral under reverse repurchase agreements amounted to £89.3 billion (2007 – £373.7 billion), of which £49.0 billion (2007 – £337.8 billion) had been resold or repledged as collateral for the Group’s own transactions.

Other collateral given
Group assets charged as security for liabilities	2008 £m	2007 £m
Loans and advances to banks	13	753
Loans and advances to customers	118,933	80,719
Debt securities	15,490	29,709
Property, plant and equipment	–	935
Other	8	1,765
	134,444	113,881

Liabilities secured by charges on Group assets	2008 £m	2007 £m
Deposits by banks	15,429	21,693
Customer accounts	11,050	6,670
Debt securities in issue	58,689	65,080
	85,168	93,443

Note:

(1)	The table above includes assets used as collateral for central bank liquidity schemes.

Of the assets above, £91.3 billion (2007 – £62.0 billion) relate to securitisations. In securitisations, debt securities are issued that are secured on assets of the Group: the rights to the cash flows from those assets are transferred to special purpose vehicles which issue debt securities. The holders of the notes are generally not able to sell or repledge the underlying assets. The remaining balances mainly relate to assets charged as security against deposits from central and federal banks and other public sector bodies.

Securitisations and other asset transfers
Continued recognition
The table below sets out the asset categories together with the carrying amounts of the assets and associated liabilities for those securitisations and other asset transfers where substantially all the risks and rewards of the asset have been retained by the Group.

	2008		2007
Asset type	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Residential mortgages	49,184	20,075	23,652	23,436
Credit card receivables	3,004	3,197	2,948	2,664
Other loans	1,679	1,071	1,703	1,149
Commercial paper conduits	36,395	35,835	32,613	31,193
Finance lease receivables	1,077	857	1,038	823
	91,339	61,035	61,954	59,265

Continuing involvement
At 31 December 2008, securitised assets were £1.1 billion (2007 – £18.1 billion); retained interest £50 million (2007 – £1,037 million); subordinated assets £9 million (2007 – £314 million); and related liabilities £9 million (2007 – £314 million).

31           Capital resources
The Group’s regulatory capital resources at 31 December in accordance with Financial Services Authority (FSA) definitions were as follows:

Composition of regulatory capital	Basel II 2008 £m	Basel I 2007 £m
Tier 1:
Ordinary shareholders’ equity	45,525	44,684
Minority interests	21,619	38,388
Adjustment for:
– Goodwill and other intangible assets	(20,049)	(48,492)
– Goodwill and other intangible assets of discontinued businesses	–	(3,232)
– Unrealised losses on available-for-sale debt securities	3,687	630
– Reserves arising on revaluation of property and unrealised gains on available-for-sale equities	(984)	(3,321)
– Reallocation of preference shares and innovative securities	(1,813)	(1,813)
– Other regulatory adjustments	(362)	480
Core Tier 1 capital	47,623	27,324

Preference shares	16,655	10,560
Innovative Tier 1 securities	7,383	6,480
Tax on the excess of expected losses over provisions	615	n/a
Tier 1 deductions	(2,429)	n/a
Total Tier 1 capital	69,847	44,364

Tier 2:
Reserves arising on revaluation of property and unrealised gains on available-for-sale equities	984	3,321
Collective impairment allowances	666	2,582
Perpetual subordinated debt	9,829	9,042
Term subordinated debt	23,162	18,639
Minority and other interests in Tier 2 capital	11	109
Tier 2 deductions	(2,429)	n/a
Total Tier 2 capital	32,223	33,693

Tier 3	260	200

Supervisory deductions:
Unconsolidated investments	4,044	4,297
Other deductions	111	5,986
Total deductions other than from Tier 1 capital	4,155	10,283
Total regulatory capital	98,175	67,974

It is the Group’s policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the Group has regard to the supervisory requirements of the FSA. The FSA uses Risk Asset Ratio (RAR) as a measure of capital adequacy for UK banks, comparing a bank’s capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are ‘weighted’ to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a Tier 1 component of not less than 4%. The Group has complied with the FSAs capital requirements throughout the year.

A number of subsidiaries and sub-groups within the Group, principally banking and insurance entities, are subject to various individual regulatory capital requirements in the UK and overseas.

32           Memorandum items
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

	Group
	Less than 1 year £m	More than 1 year but less than 3 years £m	More than 3 years but less than 5 years £m	Over 5 years £m	2008 £m	2007 £m
Contingent liabilities:
Guarantees and assets pledged as collateral security	29,350	7,738	2,898	9,276	49,262	46,441
Other contingent liabilities	9,093	6,637	2,252	4,293	22,275	15,479
	38,443	14,375	5,150	13,569	71,537	61,920

Commitments:
Undrawn formal standby facilities, credit lines and other commitments to lend
– less than one year	166,572	–	–	–	166,572	181,914
– one year and over	22,209	70,301	62,725	30,591	185,826	150,897
Other commitments	6,715	309	1,210	1,092	9,326	5,368
	195,496	70,610	63,935	31,683	361,724	338,179

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

Trustee and other fiduciary activities
In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group’s financial statements. The Group earned fee income of £1,442 million (2007 – £695 million; 2006 – £472 million) from these activities.

The Financial Services Compensation Scheme
The Financial Services Compensation Scheme (FSCS), the UK's statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the industry. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March), subject to annual maxima set by the Financial Services Authority (FSA). In addition, the FSCS has the power to raise levies (‘exit levies’) on firms who have ceased to participate in the scheme and are in the process of ceasing to be authorised for the amount that the firm would otherwise have been asked to pay during the relevant levy year. The FSCS also has the power to raise exit levies on such firms which look at their potential liability to pay levies in future years.

FSCS has borrowed from HM Treasury to fund the compensation costs associated with Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki ‘Icesave’ and London Scottish Bank plc. These borrowings are on an interest-only basis until September 2011. The annual limit on the FSCS management expenses levy for the three years from September 2008 in relation to these institutions has been capped at £1 billion per annum.

The FSCS will receive funds from asset sales, surplus cash flow, or other recoveries in relation to these institutions which will be used to reduce the principal amount of the FSCS's borrowings. Only after the interest only period, which is expected to end in September 2011, will a schedule

32           Memorandum items (continued)
for repayment of any remaining principal outstanding (after recoveries) on the borrowings be agreed between the FSCS and HM Treasury. It is expected that, from that point, the FSCS will begin to raise compensation levies (principal repayments). No provision has been made for these levies as the amount is not yet known and is unlikely to be determined before 2011.

The Group has accrued £150 million for its share of FSCS management expenses levies for the 2008/9 and 2009/10 scheme years.

Investigations
The Group’s businesses and financial condition can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere.

The Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis informing them of operational, systems and control evaluations and issues as deemed appropriate or required and it is possible that any matters discussed or identified may result in investigatory actions by the regulators, increased costs being incurred by the Group, remediation of systems and controls, public or private censure or fines. Any of these events or circumstances could have a material adverse impact on the Group its business, reputation, results of operations or share price.

There is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the United Kingdom and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the Group’s control but could have an adverse impact on the Group’s businesses and earnings.

European Union
In the European Union, regulatory actions included an inquiry into retail banking in all of the then 25 member states by the European Commission’s Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The European Commission indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate.

In 2007, the European Commission issued a decision that, while interchange is not illegal per se, MasterCard’s current multilateral interchange fee (MIF) arrangement for cross border payment card transactions with MasterCard and Maestro-branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross border MIFs by 21 June 2008. MasterCard lodged an appeal against the decision with the European Court of First Instance on 1 March 2008, and on 12 June 2008 it announced that it would be temporarily withdrawing its cross border MIF, pending the outcome of the appeal. The Group has been granted leave to intervene in the appeal proceedings. Visa’s MIFs were exempted in 2002 by the European Commission for a period of five years up to 31 December 2007 subject to certain conditions. On 26 March 2008, the European Commission opened a formal inquiry into Visa’s current MIF arrangements for cross border payment card transactions with Visa-branded debit and consumer credit cards in the European Union. There is no deadline for the closure of the inquiry.

United Kingdom
In the United Kingdom, in September 2005, the Office of Fair Trading (OFT) received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance (PPI). As a result, the OFT commenced a market study on PPI in April 2006. In October 2006, the OFT announced the outcome of the market study and, on 7 February 2007, following a period of consultation, the OFT referred the PPI market to the Competition Commission (CC) for an in-depth inquiry. The CC published its final report on 29 January 2009. It found a lack of competition in the PPI market as a result of various factors, including a lack of transparency and barriers to entry for standalone providers. The CC will therefore impose by Order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers’ ability to search and improve price competition). The deadline for implementation will be 2010.

The FSA has been conducting a broad industry thematic review of PPI sales practices and in September 2008 announced that it intends to escalate its level of regulatory intervention. The FSA is expected to publish a further update in 2009. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks. Discussions continue between the FSA, the FOS and industry bodies on how best to handle these complaints. Separately, discussions are ongoing between the FSA and the Group in respect of concerns expressed by the FSA over certain categories of historic PPI sales.

The OFT has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT’s investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. The outcome is not known, but these investigations may have an impact on the consumer credit industry in general and, therefore, on the Group’s business in this sector. On 9 February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards.

On 29 March 2007, the OFT announced that, following an initial review into bank current account charges, it had decided to conduct a market study into personal current accounts in the United Kingdom and a formal investigation into the fairness of bank current account charges.

On 16 July 2008, the OFT published the results of its market study into personal current accounts in the United Kingdom. The OFT found evidence of competition and several positive features in the personal current account market but believes that the market as a whole is not working well for consumers and that the ability of the market to function well has become distorted. The OFT is currently consulting with the banking industry, consumer groups and interested parties on its report. After this consultation the OFT will decide on next steps, which could include further discussions or agreed remedies with the industry, or possibly a reference of the market to the CC.

The OFT’s investigation into the fairness of bank current account charges is ongoing. On 12 August 2008, the OFT indicated to the Group and other banks that, although it had not concluded its investigation and had reached no final view, it had serious concerns that contractual terms relating to Relevant Charges in personal current account agreements were unfair under the Regulations. The OFT is currently consulting with the Group and other banks on this issue. Given the stage of the investigation, the Group cannot reliably estimate the impact of any adverse outcome of the OFT’s market study or investigation upon it, if any. However, the Group is co-operating fully with the OFT to achieve resolution of the matters under investigation.

On 26 January 2007, the FSA issued a Statement of Good Practice relating to Mortgage Exit Administration Fees. On 1 March 2007, the Group adopted a policy of charging all customers the fee applicable at the time the customers took out the mortgage or, if later, varied their mortgage. The Group believes that it is currently in compliance with the Statement of Good Practice and will continue to monitor its performance against those standards.

United States
In July 2004, ABN AMRO signed a written agreement with the US regulatory authorities concerning ABN AMRO’s dollar clearing activities in the New York branch. In addition, in December 2005, ABN AMRO agreed to a Cease and Desist Order with the Dutch Central Bank and various US federal and state regulators. This involved an agreement to pay an aggregate civil penalty of US$75 million and a voluntary endowment of US$5 million in connection with deficiencies in the US dollar clearing operations at ABN AMRO’s New York branch and OFAC compliance procedures regarding transactions originating at its Dubai branch. ABN AMRO and members of ABN AMRO’s management continue to provide information to law enforcement authorities in connection with ongoing criminal investigations relating to ABN AMRO’s dollar clearing activities, OFAC compliance procedures and other Bank Secrecy Act compliance matters. The Cease and Desist Order with the Dutch Central Bank was lifted on 26 July 2007 and the Cease and Desist Order agreed with the US authorities was lifted on 9 September 2008. Although no written agreement has yet been reached and negotiations are ongoing, ABN AMRO has reached an agreement in principle with the US Department of Justice that would resolve all presently known aspects of the ongoing investigation. Under the terms of the agreement in principle, ABN AMRO and the United States would enter into a deferred prosecution agreement in which ABN AMRO would waive indictment and agree to the filing of information in the United States District Court charging it with certain violations of federal law based on information disclosed in an agreed factual statement. ABN AMRO would also agree to continue co-operating in the United States’ ongoing investigation and to settle all known civil and criminal claims currently held by the United States for the sum of US$500 million. The precise terms of the deferred prosecution agreement are still under negotiation.

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

The New York State Attorney General has issued subpoenas to a wide array of participants in the sub-prime mortgage industry, including mortgage originators, appraisers, due diligence firms, investment banks and rating agencies, focusing on the information underwriters obtained as part of the due diligence process from the independent due diligence firms and whether that information is adequately disclosed to investors. RBS Greenwich Capital has produced documents requested by the New York State Attorney General principally related to sub-prime loans that were pooled into one securitisation transaction.

In addition to the above, certain of the Group’s subsidiaries have received requests for information from various US governmental agencies and self-regulatory organisations including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008, the Group was advised by the SEC that it had commenced a non-public, formal investigation relating to the Group’s US sub-prime securities exposures and US residential mortgage exposures. The Group and its subsidiaries are co-operating with these various requests for information and investigations.

Litigation
United Kingdom
In common with other banks in the United Kingdom, the Royal Bank and NatWest have received claims and complaints from a large number of customers challenging unarranged overdraft charges (the ‘Charges’) as contravening the Unfair Terms in Consumer Contracts Regulations 1999 (the ‘Regulations’) or being unenforceable penalties (or both).

On 27 July 2007, the OFT issued proceedings in a test case against the banks which was intended to determine certain preliminary issues concerning the legal status and enforceability of contractual terms relating to the Charges. Because of the test case, most existing and new claims in the County Courts are currently stayed, the FSA temporarily waived the customer complaints-handling process and there is a standstill of Financial Ombudsman Service decisions.

32           Memorandum items (continued)
A High Court judgment in April 2008 addressed preliminary issues in respect of the banks’ contractual terms relating to the Charges in force in early 2008 (the ‘Current Terms’). The judgment held that the Current Terms used by the Royal Bank and NatWest (i) are not unenforceable as penalties, but (ii) are not exempt from assessment for fairness under the Regulations. The Group (in common with the other banks) has accepted that the ruling in the April judgment that the Current Terms are not exempt from assessment for fairness applies also to a sample of the Royal Bank and NatWest contractual terms relating to the Charges in force between 2001 and 2007 (the ‘Historic Terms’). The High Court made an order to this effect in October 2008.

The Group and the other banks have appealed against the rulings in April and October 2008 that the Current Terms and Historic Terms are not exempt from assessment for fairness under the Regulations. The hearing of the appeal in relation to Current Terms took place before the Court of Appeal in October and November 2008. The decision of the Court of Appeal is expected shortly. The appeal in relation to the Historic Terms is stayed pending the resolution of the appeal in relation to the Current Terms.

High Court judgments on further preliminary issues were handed down in October 2008 and January 2009. These judgments primarily addressed the question of whether certain Historic Terms were capable of being unenforceable penalties. The Judge decided that all of the Royal Bank’s and most of NatWest’s Historic Terms were not penalties, but that a term contained in a set of NatWest 2001 terms and conditions was a contractual prohibition against using a card to obtain an unarranged overdraft. The Judge did not decide whether any charge payable upon a breach of this prohibition was a penalty. The Group has not appealed that decision.

The issues relating to the legal status and enforceability of the Charges are complex. The Group maintains that its Charges are fair and enforceable and believes that it has a number of substantive and credible defences. The Group cannot at this stage predict with any certainty the final outcome of the customer claims and complaints, the appeals referred to above and any further stages of the test case. It is unable reliably to estimate the liability, if any, that may arise as a result of or in connection with these matters or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

United States
Proceedings, including consolidated class actions on behalf of former Enron securities holders, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant; the class plaintiff’s position is that each defendant is responsible for an entire aggregate damage amount less settlements – they have not quantified claimed damages against the Group in particular. The Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. Recent decisions by the US Supreme Court and the US Federal Court for the Fifth Circuit provide further support for the Group’s position. The Group is unable reliably to estimate the liability, if any, that might arise or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Group companies have been named as defendants in a number of purported class action and other lawsuits in the United States that relate to the sub-prime mortgage business. In general, the cases involve the issuance of sub-prime-related securities or the issuance of shares in companies with sub-prime-related exposure, where the plaintiffs have brought actions against the issuers and underwriters (including Group companies) of such securities claiming that certain disclosures made in connection with the relevant offerings of such securities were false or misleading. The Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. The Group does not currently expect that these lawsuits, individually or in the aggregate, will have a material impact on its consolidated net assets, operating results or cash flows in any particular period.

The company and a number of its subsidiaries and certain individual officers and directors have been named as defendants in a number of class action complaints filed in the United States District Court for the Southern District of New York. The complaints allege that public filings in connection with the issuance of non-cumulative dollar preference shares, ADS, including Series Q, Series R, Series S and Series T, contained false and misleading statements, and variously assert claims under Sections 11, 12 and 15 of the Securities Act 1933, Section 10 of the Securities Exchange Act of 1934 and SEC Rule 10b-5. Plaintiffs seek unquantified damages on behalf of purchasers of these shares. The proceedings are in their initial stages. The Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously. The Group is unable reliably to estimate the liability, if any, that might arise or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Other disputes, legal proceedings and litigation
Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of these other claims and proceedings will have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

33           Net cash (outflow)/inflow from operating activities

	Group			Company
	2008 £m	2007 £m	2006 £m	2008 £m	2007 £m	2006 £m
Operating (loss)/profit before tax	(40,667)	9,832	9,186	(10,017)	2,372	3,486
Operating profit before tax on discontinued activities	4,208	68	—	—	—	—
(Increase)/decrease in prepayments and accrued income	(921)	(662)	322	—	(1)	—
Interest on subordinated liabilities	2,144	1,518	1,386	499	470	520
Increase/(decrease) in accruals and deferred income	3,961	(818)	515	7	—	(27)
Provisions for impairment losses	8,072	1,968	1,877	—	—	—
Loans and advances written-off net of recoveries	(2,829)	(1,669)	(1,626)	—	—	—
Unwind of discount on impairment losses	(194)	(164)	(142)	—	—	—
Profit on sale of property, plant and equipment	(167)	(741)	(216)	—	—	—
Profit on sale of subsidiaries and associates	(943)	(67)	(44)	(487)	—	—
Profit on sale of securities	(342)	(544)	(369)	—	—	—
Charge for defined benefit pension schemes	490	489	580	—	—	—
Cash contribution to defined benefit pension schemes	(810)	(599)	(536)	—	—	—
Other provisions utilised	(32)	(211)	(42)	—	—	—
Depreciation and amortisation	3,154	1,932	1,678	—	—	—
Write down of goodwill and other intangible assets	32,581	—	—	—	—	—
Write down of investment in subsidiaries	—	—	—	14,321	—	—
Elimination of foreign exchange differences	(41,874)	(10,282)	4,516	1,778	(58)	(22)
Elimination of non-cash items on discontinued activities	592	62	—	—	—	—
Other non-cash items	1,998	(327)	(1,395)	2	2	45
Net cash (outflow)/inflow from trading activities	(31,579)	(215)	15,690	6,103	2,785	4,002
(Increase)/decrease in loans and advances to banks and customers	(5,469)	(90,829)	(44,525)	(15,542)	(8)	346
Decrease/(increase) in securities	75,964	(26,167)	(16,703)	—	—	—
(Increase)/decrease in other assets	(5,845)	(384)	671	(73)	—	2
(Increase)/decrease in derivative assets	(708,607)	(88,948)	(18,616)	(995)	(173)	55
Changes in operating assets	(643,957)	(206,328)	(79,173)	(16,610)	(181)	403
(Decrease)/increase in deposits by banks and customers	(78,166)	81,645	63,091	(4,064)	4,677	(164)
(Decrease)/increase in insurance liabilities	(186)	2,706	244	—	—	—
Increase/(decrease) in debt securities in issue	27,222	59,735	(4,457)	(1,794)	10,936	(803)
(Decrease)/increase in other liabilities	(8,869)	(1,036)	935	32	(7)	14
Increase in derivative liabilities	699,601	83,466	19,272	182	137	42
(Decrease)/increase in settlement balances and short positions	(37,864)	8,073	4,068	—	—	—
Changes in operating liabilities	601,738	234,589	83,153	(5,644)	15,743	(911)
Total income taxes (paid)/received	(1,540)	(2,442)	(2,229)	119	6	154
Net cash (outflow)/inflow from operating activities	(75,338)	25,604	17,441	(16,032)	18,353	3,648

34           Analysis of the net investment in business interests and intangible assets
(a) Acquisition of ABN AMRO
On 17 October 2007, the Group, through its subsidiary RFS Holdings B.V. (RFS), acquired 99% of the ordinary shares of ABN AMRO Holding N.V., the holding company of a major European banking group based in the Netherlands with subsidiaries that undertake commercial banking operations, investment banking and other related financial activities. During 2008, RFS acquired the remaining 1 % of the ordinary shares of ABN AMRO.

The provisional fair values of ABN AMRO’s assets and liabilities at the date of acquisition were finalised as follows:

	Pre-acquisition carrying amounts £m	Disposal groups(1) £m	Provisional fair value adjustments(2) £m	Amendments to provisional fair value adjustments £m	Recognised acquisition values(2) £m
Cash and balances at central banks	7,263	(186)	—	—	7,077
Loans and advances to banks	120,120	(3,646)	—	—	116,474
Loans and advances to customers	314,287	(26,158)	(1,843)	(699)	285,587
Treasury and other eligible bills and debt and equity securities	166,018	(3,804)	—	—	162,214
Derivatives	86,695	(322)	—	—	86,373
Intangible assets	4,239	(3,522)	4,282	788	5,787
Property, plant and equipment	2,062	(747)	175	(5)	1,485
Other assets	32,710	(7)	1,357	(180)	33,880
Assets of disposal groups(1)	2,987	38,392	787	(98)	42,068

Deposits by banks	(160,906)	2,808	(321)	322	(158,097)
Customer accounts	(253,583)	13,786	(152)	2	(239,947)
Debt securities in issue	(134,630)	5,937	776	(551)	(128,468)
Settlement balances and short positions	(44,748)	36	—	—	(44,712)
Derivatives	(85,491)	417	—	—	(85,074)
Subordinated liabilities	(11,748)	868	685	(61)	(10,256)
Other liabilities	(21,268)	271	(1,814)	(114)	(22,925)
Liabilities of disposal groups (1)	(2,377)	(24,123)	–	–	(26,500)
Net identifiable assets and liabilities	21,630	–	3,932	(596)	24,966
Minority interests					(242)
Goodwill on acquisition					23,851
Consideration					48,575

Satisfied by:
Issue of 531 million ordinary shares of the company					2,719
Cash					45,786
Fees and expenses relating to the acquisition					70
Consideration					48,575

Net cash:
Cash consideration					45,856
Cash acquired					(60,093)
					14,237
Notes:

(1)
Banca Antonveneta SpA. and ABN AMRO’s asset management business were identified as disposal groups on the acquisition of ABN AMRO and sold during 2008. In addition, under the terms of the Consortium and Shareholders’ Agreement, consortium members other than the Group agreed to acquire, in due course, various ABN AMRO businesses including operations in Brazil (sold 1 Juy 2008), the commercial and retail businesses in the Netherlands, the private clients business and Interbanca.

(2)
The initial accounting for the acquisition was determined provisionally at 31 December 2007 because of its complexity and the limited time available between the acquisition and the preparation of the 2007 financial statements. The principal adjustments, excluding reclassifications, on finalising fair values were:

(a)	The Group’s methodology for calculating the fair value of trading financial instruments produced values lower by £524 million than those recorded by ABN AMRO;

(b)	Following further work on identifying intangible assets, additional customer relationship assets and core deposit intangibles of £724 million have been recognised;

(c)	Net assets of the Netherlands pension scheme have been reduced by £250 million.

(d)	The fair value of private equity investments was reduced by £98 million based on additional evidence provided by disposals in 2008;

(e)	The liability for instruments issued by conduits should be increased by £366 million;

No material change was required to the deferred tax effect of fair value adjustments.

It is estimated that the Group would have reported total income of £37.2 billion and profit after tax of £7.7 billion from continuing operations for the year ended 31 December 2007 had all acquisitions occurred on 1 January 2007. These results would not have been materially affected by the finalisation of fair values.

(b) Other acquisitions and disposals

	Group
	2008 £m	2007 £m	2006 £m
Fair value given for businesses acquired	(1,810)	(280)	(21)
Cash and cash equivalents acquired	—	5	—
Non-cash consideration	(17)	—	—
Net outflow of cash in respect of purchases	(1,827)	(275)	(21)

Cash and cash equivalents in businesses sold	—	21	229
Other assets sold	739	16	36
Non-cash consideration	(103)	(2)	(1)
Profit on disposal	943	67	44
Net inflow of cash in respect of disposals	1,579	102	308
Dividends received from joint ventures	89	11	29
Cash expenditure on intangible assets	2,411	(435)	(379)
Net outflow	2,252	(597)	(63)

The Group’s reported result from continuing operations for the year would not have been materially affected had all acquisitions occurred on 1 January 2008. The profit on disposal arises on the sales of Angel Trains, Tesco Personal Finance and the European Consumer Finance business during the year.

35           Interest received and paid

	Group			Company
	2008 £m	2007 £m	2006 £m	2008 £m	2007 £m	2006 £m
Interest received	52,393	31,552	24,381	794	457	594
Interest paid	(31,614)	(18,407)	(14,656)	(1,325)	(746)	(632)
	20,779	13,145	9,725	(531)	(289)	(38)

36           Analysis of changes in financing during the year
	Group				Company
	Share capital, share premium, paid-in equity and merger reserve		Subordinated liabilities		Share capital, share premium, paid-in equity and merger reserve		Subordinated liabilities
	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m
At 1 January	31,806	24,178	38,043	27,654	20,925	13,297	7,743	8,194
Issue of ordinary shares	49	77			49	77
Issue of other equity securities	—	4,673			—	4,673
Placing and open offer	19,741	—			19,741
Rights issue	12,000	—			12,000
Net proceeds from issue of subordinated liabilities			2,413	1,018				—
Repayment of subordinated liabilities			(1,727)	(1,708)				(469)
Net cash inflow/(outflow) from financing	31,790	4,750	686	(690)	31,790	4,750	—	(469)
Acquisition of subsidiaries	—	2,719	—	10,256	—	2,719	—	—
Transfer to retained earnings	(14,273)	—	—	—	(14,273)	—	—	—
Currency translation and other adjustments	—	159	10,425	823	—	159	2,571	18
At 31 December	49,323	31,806	49,154	38,043	38,442	20,925	10,314	7,743

37           Analysis of cash and cash equivalents

	Group			Company
	2008 £m	2007 £m	2006 £m	2008 £m	2007 £m	2006 £m
At 1 January
— cash	52,796	28,378	25,476	5	11	30
— cash equivalents	96,159	43,273	27,073	1,568	646	1,096
	148,955	71,651	52,549	1,573	657	1,126
Acquisition of subsidiaries	—	60,098	—	—	—	—
Disposal of subsidiaries	(3,171)	—	—	—	—	—
Net cash (outflow)/inflow	(10,859)	17,206	19,102	3,496	916	(469)
At 31 December	134,925	148,955	71,651	5,069	1,573	657

Comprising:
Cash and balances at central banks	12,007	17,428	5,752	—	—	—
Treasury bills and debt securities	15,623	6,818	1,596	—	—	—
Loans and advances to banks	107,295	124,709	64,303	5,069	1,573	657
Cash and cash equivalents	134,925	148,955	71,651	5,069	1,573	657

Certain subsidiary undertakings are required to maintain balances with the Bank of England which, at 31 December 2008, amounted to £393 million (2007 — £439 million). Certain subsidiary undertakings are required by law to maintain reserve balances with the Federal Reserve Bank in the US. Such reserve balances were nil at 31 December 2008 (2007 — US$1 million). ABN AMRO had mandatory reserve deposits of €3 million at 31 December 2008 (2007 — €6 million).

38           Segmental analysis
(a) Divisions
The directors manage the Group primarily by class of business and present the segmental analysis on that basis. The Group’s activities are organised as follows:

Global Markets is focused on the provision of debt and equity financing, risk management and transaction banking services to large businesses and financial institutions in the United Kingdom and around the world. Its activities have been organised into two divisions, Global Banking & Markets (GBM) and Global Transaction Services (GTS), in order best to serve the Group’s customers whose financial needs are global.

GBM is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt and equity financing, risk management and investment services to its customers.

GTS ranks among the top five global transaction services providers, offering global payments, cash and liquidity management, as well as trade finance, UK and international merchant acquiring and commercial card products and services. It includes the Group’s corporate money transmission activities in the United Kingdom and the United States.

Regional Markets is organised around the provision of retail and commercial banking to customers in four regions: the United Kingdom, the United States, Europe and the Middle East and Asia. This includes the provision of wealth management services both in the United Kingdom and internationally.

UK Retail & Commercial Banking comprises retail, commercial and corporate banking, and wealth management services in the United Kingdom. It supplies financial services through both the Royal Bank and NatWest brands.

US Retail & Commercial Banking comprises Citizens which is engaged in retail and corporate banking activities through its branch network in 13 states in the United States and through non-branch offices in other states.

Citizens Financial Group provides financial services through the Citizens and Charter One brands.

Europe & Middle East Retail & Commercial Banking comprises Ulster Bank and the Group’s combined retail and commercial businesses in Europe and the Middle East.

Ulster Bank provides a comprehensive range of financial services across the island of Ireland. Its retail banking arm has a network of branches and operates in the personal, commercial and wealth management sectors, while its corporate markets operations provide services in the corporate and institutional markets.

Asia Retail & Commercial Banking holds prominent market positions in India, Pakistan, China and Taiwan, as well as presences in Hong Kong, Indonesia, Malaysia and Singapore. It provides financial services across four segments: affluent banking, cards and consumer finance, business banking and international wealth management, which offers private banking and investment services to clients in selected markets through the RBS Coutts brand.

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

Group Manufacturing comprises the Group’s worldwide manufacturing operations. It supports the Group’s customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services.

The Centre comprises group and corporate functions, such as capital raising, finance, risk management, legal, communications and human resources. The Centre manages the Group’s capital resources and Group-wide regulatory projects and provides services to the operating divisions.

RFS Holdings minority interest comprises those activities of ABN AMRO that are attributable to the other consortium members.

Share of shared assets comprises the Group’s share of the unallocated assets of ABN AMRO.

Segments charge market prices for services rendered to other parts of the Group with the exception of Group Manufacturing and central items. The expenditure incurred by Group Manufacturing relates to costs principally in respect of the Group’s banking and insurance operations in the UK and Ireland. These costs reflect activities that are shared between the various customer-facing divisions. These shared costs and related assets and liabilities are not allocated to divisions in the day-to-day management of the businesses and the results below reflect this. Funding charges between segments are determined by Group Treasury, having regard to commercial demands. The results of each division before amortisation of purchased intangible assets, integration costs and net gain on sale of strategic investments and subsidiaries (‘Contribution’) are shown in the following table.

38 Segmental analysis (continued)
	Group
2008	Net interest income £m	Non-interest income £m	Total £m	Operating expenses and insurance claims £m	Depreciation and amortisation £m	Impairment losses £m	Contribution £m
Global Markets
— Global Banking & Markets	3,490	(6,010)	(2,520)	(3,833)	(519)	(3,643)	(10,515)
— Global Transaction Services	909	1,563	2,472	(585)	(9)	(60)	1,818
Regional Markets
— UK Retail & Commercial Banking	6,999	3,999	10,998	(2,942)	(413)	(1,964)	5,679
— US Retail & Commercial Banking	2,106	904	3,010	(942)	(144)	(1,041)	883
— Europe & Middle East Retail & Commercial Banking	1,087	431	1,518	(563)	—	(526)	429
— Asia Retail & Commercial Banking	379	402	781	(475)	(8)	(171)	127
RBS Insurance	647	4,919	5,566	(4,464)	(40)	(42)	1,020
Group Manufacturing	(202)	(11)	(213)	(3,867)	(713)	—	(4,793)
Central Items	524	(902)	(378)	(371)	55	19	(675)
Share of shared assets	(175)	(18)	(193)	(62)	(41)	(4)	(300)
	15,764	5,277	21,041	(18,104)	(1,832)	(7,432)	(6,327)
RFS Holdings minority interest	2,911	1,916	4,827	(3,303)	(843)	(640)	41
	18,675	7,193	25,868	(21,407)	(2,675)	(8,072)	(6,286)
Amortisation of intangibles	—	—	—	—	(443)	—	(443)
Integration and restructuring costs	—	—	—	(1,321)	(36)	—	(1,357)
Goodwill and other intangibles write-downs	—	—	—	(32,581)	—	—	(32,581)
	18,675	7,193	25,868	(55,309)	(3,154)	(8,072)	(40,667)
2007
Global Markets
— Global Banking & Markets	808	6,011	6,819	(2,613)	(486)	(67)	3,653
— Global Transaction Services	595	1,183	1,778	(443)	(6)	(14)	1,315
Regional Markets
— UK Retail & Commercial Banking	6,602	4,504	11,106	(3,173)	(340)	(1,368)	6,225
— US Retail & Commercial Banking	1,935	846	2,781	(844)	(118)	(340)	1,479
— Europe & Middle East Retail & Commercial Banking	958	388	1,346	(453)	(6)	(118)	769
— Asia Retail & Commercial Banking	123	232	355	(235)	(5)	(24)	91
RBS Insurance	611	5,045	5,656	(4,706)	(45)	—	905
Group Manufacturing	(192)	(4)	(196)	(2,983)	(594)	—	(3,773)
Central Items	69	(141)	(72)	(486)	8	(2)	(552)
Share of shared assets	15	(54)	(39)	(37)	—	3	(73)
	11,524	18,010	29,534	(15,973)	(1,592)	(1,930)	10,039
RFS Holdings minority interest	545	287	832	(573)	(58)	(38)	163
	12,069	18,297	30,366	(16,546)	(1,650)	(1,968)	10,202
Amortisation of intangibles	—	—	—	(40)	(222)	—	(262)
Integration costs	—	—	—	(48)	(60)	—	(108)
	12,069	18,297	30,366	(16,634)	(1,932)	(1,968)	9,832
2006
Global Markets
— Global Banking & Markets	1,028	5,676	6,704	(2,343)	(465)	(85)	3,811
— Global Transaction Services	449	1,081	1,530	(334)	(6)	(4)	1,186
Regional Markets
— UK Retail & Commercial Banking	6,350	4,223	10,573	(3,011)	(347)	(1,497)	5,718
— US Retail & Commercial Banking	2,041	949	2,990	(910)	(156)	(180)	1,744
— Europe & Middle East Retail & Commercial Banking	824	320	1,144	(360)	(5)	(104)	675
— Asia Retail & Commercial Banking	52	159	211	(140)	(5)	1	67
RBS Insurance	511	5,168	5,679	(4,669)	(43)	—	967
Group Manufacturing	(189)	9	(180)	(2,784)	(559)	—	(3,523)
Central Items	(470)	(179)	(649)	(591)	18	(9)	(1,231)
	10,596	17,406	28,002	(15,142)	(1,568)	(1,878)	9,414
Amortisation of intangibles	—	—	—	—	(94)	—	(94)
Integration costs	—	—	—	(118)	(16)	—	(134)
	10,596	17,406	28,002	(15,260)	(1,678)	(1,878)	9,186

	2008			2007			2006
Total revenue	External £m	Inter segment £m	Total £m	External £m	Inter segment £m	Total £m	External £m	Inter segment £m	Total £m
Global Markets
— Global Banking & Markets	10,324	13,135	23,459	13,338	9,544	22,882	11,246	7,638	18,884
— Global Transaction Services	3,087	80	3,167	2,959	77	3,036	2,073	4	2,077
Regional Markets
— UK Retail & Commercial Banking	18,690	3,718	22,408	18,222	3,820	22,042	16,207	2,804	19,011
— US Retail & Commercial Banking	5,031	—	5,031	5,184	—	5,184	5,456	2	5,458
— Europe & Middle East Retail & Commercial Banking	3,572	738	4,310	2,940	197	3,137	2,373	196	2,569
— Asia Retail & Commercial Banking	823	350	1,173	563	330	893	218	252	470
RBS Insurance	6,177	33	6,210	6,333	89	6,422	6,365	82	6,447
Group Manufacturing	37	—	37	44	1	45	52	5	57
Central Items	1,700	13,405	15,105	1,650	9,972	11,622	296	7,985	8,281
Share of shared assets	257	—	257	264	—	264	—	—	—
	49,698	31,459	81,157	51,497	24,030	75,527	44,286	18,968	63,254
RFS Holdings minority interest	9,703	(24)	9,679	1,534	(255)	1,279	—	—	—
Eliminations	—	(31,435)	(31,435)	—	(23,775)	(23,775)	—	(18,968)	(18,968)
	59,401	—	59,401	53,031	—	53,031	44,286	—	44,286

	2008			2007			2006
Total income	External £m	Inter segment £m	Total £m	External £m	Inter segment £m	Total £m	External £m	Inter segment £m	Total £m
Global Markets
— Global Banking & Markets	(99)	(2,421)	(2,520)	8,457	(1,638)	6,819	8,375	(1,671)	6,704
— Global Transaction Services	2,000	472	2,472	2,134	(356)	1,778	1,528	2	1,530
Regional Markets
— UK Retail & Commercial Banking	12,445	(1,447)	10,998	11,959	(853)	11,106	11,495	(922)	10,573
— US Retail & Commercial Banking	3,049	(39)	3,010	2,837	(56)	2,781	3,072	(82)	2,990
— Europe & Middle East Retail & Commercial Banking	2,071	(553)	1,518	1,823	(477)	1,346	1,297	(153)	1,144
— Asia Retail & Commercial Banking	434	347	781	83	272	355	1	210	211
RBS Insurance	5,549	17	5,566	5,649	7	5,656	5,662	17	5,679
Group Manufacturing	(204)	(9)	(213)	(192)	(4)	(196)	(159)	(21)	(180)
Central Items	(4,798)	4,420	(378)	(3,576)	3,504	(72)	(3,269)	2,620	(649)
Share of shared assets	56	(249)	(193)	(39)	—	(39)	—	—	—
	20,503	538	21,041	29,135	399	29,534	28,002	—	28,002
RFS Holdings minority interest	5,365	(538)	4,827	1,231	(399)	832	—	—	—
	25,868	—	25,868	30,366	—	30,366	28,002	—	28,002

Note:

(1)	Segmental results for 2007 and 2006 have been restated to reflect transfers of businesses between segments in 2008.

	Group
	2008			2007
	Assets £m	Liabilities £m	Cost to acquire fixed assets and intangible assets £m	Assets £m	Liabilities £m	Cost to acquire fixed assets and intangible assets £m
Global Markets
— Global Banking & Markets	1,672,158	1,580,651	3,105	1,147,384	1,043,060	2,061
— Global Transaction Services	23,962	54,109	4	22,730	58,905	15
Regional Markets
— UK Retail & Commercial Banking	249,385	193,101	1,447	232,821	196,674	1,497
— US Retail & Commercial Banking	103,940	91,834	204	79,078	67,814	171
— Europe & Middle East Retail & Commercial Banking	66,382	48,397	2	56,087	44,772	35
— Asia Retail & Commercial Banking	8,284	15,700	18	7,562	11,629	14
RBS Insurance	12,855	9,086	61	12,459	8,935	92
Group Manufacturing	6,105	2,469	1,235	5,658	2,139	1,001
Central Items	73,575	156,984	—	4,065	75,487	—
Share of shared assets	2,047	2,047	—	27,222	27,222	—
	2,218,693	2,154,378	6,076	1,595,066	1,536,637	4,886
RFS Holdings minority interest	182,959	166,776	174	245,763	212,766	675
	2,401,652	2,321,154	6,250	1,840,829	1,749,403	5,561

38 Segmental analysis (continued)
Owners’ equity	2008 £m	2007 £m
Global Markets
— Global Banking & Markets	17,100	9,076
— Global Transaction Services	1,202	567
Regional Markets
— UK Retail & Commercial Banking	9,928	8,696
— US Retail & Commercial Banking	10,035	10,865
— Europe & Middle East Retail & Commercial Banking	1,894	1,652
— Asia Retail & Commercial Banking	396	149
RBS Insurance	3,048	2,646
Group Manufacturing	257	149
Central Items	15,019	19,238
	58,879	53,038

Note:

(1)	Segmental results for 2007 have been restated to reflect transfers of businesses between segments in 2008.

Segmental analysis of goodwill is as follows:

	Global Banking & Markets £m	Global Transaction Services £m	UK Retail & Commercial Banking £m	US Retail & Commercial Banking £m	Europe & Middle East Retail & Commercial Banking £m	Asia Retail & Commercial Banking £m	RBS Insurance £m	RFS Holdings minority interest £m	Total £m
At 1 January 2007	2,281	1,742	6,172	5,429	903	298	1,064	—	17,889
Currency translation and other adjustments	227	24	—	(103)	48	34	—	957	1,187
Acquisitions	4,834	865	—	66	118	570	—	17,464	23,917
Goodwill written off	—	(40)	—	—	—	—	—	—	(40)
At 1 January 2008	7,342	2,591	6,172	5,392	1,069	902	1,064	18,421	42,953
Transfers to disposal groups	—	—	—	—	—	—	—	(3,692)	(3,692)
Currency translation and other adjustments	1,475	678	(2)	2,013	173	225	7	4,336	8,905
Acquisitions	448	42	—	—	6	28	—	—	524
Disposals	(2)	—	—	—	(47)	—	—	(3,017)	(3,066)
Write-down of goodwill	(8,946)	(44)	(46)	(4,382)	(1,201)	(863)	(42)	(14,538)	(30,062)
At 31 December 2008	317	3,267	6,124	3,023	—	292	1,029	1,510	15,562

(b) Geographical segments
The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

	Group
	UK	USA	Europe	Rest of the World	Total	Less: RFS Holdings minority interest	Group
2008	£m	£m	£m	£m	£m	£m	£m
Total revenue	23,748	8,518	21,112	6,023	59,401	9,679	49,722

Net interest income	9,853	2,790	5,018	1,014	18,675	2,911	15,764
Net fees and commissions	3,728	1,492	1,648	577	7,445	1,011	6,434
Income from trading activities	(7,103)	(1,604)	(552)	782	(8,477)	352	(8,829)
Other operating income	2,337	49	(528)	41	1,899	(64)	1,963
Insurance premium income (net of reinsurers’ share)	5,190	—	1,136	—	6,326	617	5,709
Total income	14,005	2,727	6,722	2,414	25,868	4,827	21,041

Operating (loss)/profit before tax	(7,989)	(5,809)	(26,883)	14	(40,667)	(15,629)	(25,038)

Total assets	1,304,714	607,511	368,290	121,137	2,401,652	182,959	2,218,693

Total liabilities	1,253,814	592,272	361,590	113,478	2,321,154	166,776	2,154,378

Net assets attributable to equity owners and minority interests	50,900	15,239	6,700	7,659	80,498	16,183	64,315

Contingent liabilities and commitments	200,763	131,435	79,941	21,122	433,261	9,272	423,989

Cost to acquire property, plant and equipment and intangible assets	3,415	445	2,204	186	6,250	174	6,076

2007
Total revenue	33,743	8,570	8,140	2,578	53,031	1,678	51,353

Net interest income	8,350	2,054	1,510	155	12,069	545	11,524
Net fees and commissions	3,933	1,176	560	416	6,085	224	5,861
Income from trading activities	1,252	(486)	348	178	1,292	(139)	1,431
Other operating income	3,844	260	587	142	4,833	96	4,737
Insurance premium income (net of reinsurers’ share)	5,562	—	525	—	6,087	106	5,981
Total income	22,941	3,004	3,530	891	30,366	832	29,534

Operating profit before tax	7,761	719	1,136	216	9,832	163	9,669

Total assets	938,064	340,170	422,058	140,537	1,840,829	245,763	1,595,066

Total liabilities	902,340	326,499	392,362	128,202	1,749,403	212,766	1,536,637

Net assets attributable to equity owners and minority interests	35,724	13,671	29,696	12,335	91,426	32,997	58,429
Contingent liabilities and commitments	197,637	95,547	82,316	24,599	400,099	21,000	379,099
Cost to acquire property, plant and equipment and intangible assets	3,305	238	1,793	225	5,561	675	4,886

38 Segmental analysis (continued)
	Group
	UK	USA	Europe	Rest of the World	Total
2006	£m	£m	£m	£m	£m
Total revenue	29,162	9,411	4,683	1,030	44,286
Net interest income	7,541	2,278	709	68	10,596
Net fees and commissions	3,443	1,245	412	94	5,194
Income from trading activities	1,585	939	108	43	2,675
Other operating income	2,766	295	491	12	3,564
Insurance premium income (net of reinsurers’ share)	5,604	—	369	—	5,973
Total income	20,939	4,757	2,089	217	28,002

Operating profit before tax	6,038	2,334	785	29	9,186

Total assets	579,075	197,421	60,759	19,577	856,832

Total liabilities	557,605	183,430	56,662	13,645	811,342

Net assets attributable to equity owners and minority interests	21,470	13,991	4,097	5,932	45,490

Contingent liabilities and commitments	186,627	57,873	13,244	7,159	264,903

Cost to acquire property, plant and equipment and intangible assets	3,040	254	1,427	19	4,740

39           Directors’ and key management remuneration
	Group
	2008	2007
Directors’ remuneration	£000	£000
Non-executive directors — emoluments	1,408	1,081
Chairman and executive directors — emoluments	7,132	16,461
— contributions and allowances in respect of defined contribution pension schemes	3	30
	8,543	17,572
— amounts receivable under long-term incentive plans	646	1,839
— gains on exercise of share options	77	1,474
	9,266	20,885

Retirement benefits are accruing to one director (2007 — five) under defined benefit schemes. No directors (2007 — one) are accruing benefits under defined contribution schemes.

The executive directors may also participate in the company’s executive share option and sharesave schemes and details of their interests in the company’s shares arising from their participation are given on page 148. Details of the remuneration received by each director during the year and each director’s pension arrangements are given on pages 147 to 152.

Compensation of key management
The aggregate remuneration of directors and other members of key management during the year was as follows:
	Group
	2008	2007
	£000	£000
Short-term benefits	16,813	37,763
Post-employment benefits	13,174	10,051
Other long-term	496	708
Termination benefits	345	—
Share-based payments	2,078	5,165
	32,906	53,687

40           Transactions with directors, officers and others
(a)
At 31 December 2008, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group, as defined in UK legislation, were £117,847 in respect of loans to 27 persons who were directors of the company (or persons connected with them) at any time during the financial period.

(b)
For the purposes of IAS 24 ‘Related Party Disclosures’, key management comprise directors of the company and members of the Group Executive Management Committee. The captions in the Group’s primary financial statements include the following amounts attributable, in aggregate, to key management:

	2008	2007
	£000	£000
Loans and advances to customers	4,217	2,023
Customer accounts	9,572	13,309

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

41           Related parties
(a)
In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm’s-length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

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

(e)
On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government’s shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. As a result the UK Government and UK Government controlled bodies became related parties of the Group. The Group enters into transactions with many of these bodies on an arms' length basis. The volume and diversity of such transaction are such that disclosure of their amounts in the period 1 December 2008 to 31 December 2008 is impractical.

As at 31 December 2008 balances with the UK Government and UK Government controlled bodies were:

	Central government (including the Bank of England)	Local government	Banks, financial corporations and public corporations	2008 Total
	£m	£m	£m	£m
Assets
Balances at central banks	393	—	—	393
Loans and advances to banks	—	—	1,081	1,081
Loans and advances to customers	5	721	468	1,194
Debt securities	21,628	—	113	21,741
Derivatives	1,286	64	17	1,367
Other	249	—	—	249

Liabilities
Deposits by banks	26,541	—	633	27,174
Customer accounts	1,536	3,320	598	5,454
Derivatives	276	78	29	383
Other	176	—	—	176

Notes:

(1)
In addition to UK Government’s shareholding in the Group, the UK Government and UK Government controlled bodies may hold debt securities, subordinated liabilities and other liabilities or shares issued by the Group in the normal course of their business. It is not practicable to ascertain and disclose these amounts.

(2)	Certain of the liability balances are secured.

41 Related parties (continued)

No impairment losses were recognised by the Group in 2008 in respect of balances with UK Government and UK Government controlled bodies.

The Group participates in a number of schemes operated by the Bank of England and the UK Government and made available to eligible banks and building societies.

Bank of England facilities include:

•
Open market operations — these provide market participants with funding at market rates on a tender basis in the form of short and long-term repos on a wide range of collateral and outright purchases of high-quality bonds to enable them to meet the reserves that they must hold at the Bank of England.

•
US dollar repo operations — these commenced in September 2008 taking the form of an auction. Eligible collateral consists of securities routinely eligible in the Bank's short-term repo open market operations together with conventional US Treasuries.

•
The special liquidity scheme — this was launched in April 2008 to allow financial institutions to swap temporarily illiquid assets for treasury bills, with fees charged based on the spread between 3-month LIBOR and the 3-month gilt repo rate.

As at 31 December 2008, the Group’s utilisation of these facilities amounted to £41.8 billion.

Government credit guarantee scheme — this was announced in October 2008. The Government, in return for a fee (50 basis points plus the bank’s median five-year credit default spread during the twelve months to 7 October 2008), guarantees new unsecured borrowing.

As at 31 December 2008, the Group had obtained funding from the Bank of England and issued debt guaranteed by the government totalling £32.2 billion.

42           Post balance sheet events
There have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

Additional information

254	Financial Summary
254	Amounts in accordance with IFRS
263	Exchange rates
264	Economic and monetary environment
265	Supervision
266	Regulatory reviews and developments
267	Description of property and equipment
267	Major shareholders
267	Material contracts
272	FSA Listing Rules disclosure

Financial Summary
The Group’s financial statements are prepared in accordance with IFRS as issued by the IASB. Selected data under IFRS for each of the five years ended 31 December 2008 are presented on pages 254 to 262.

The dollar financial information included below has been converted from sterling at a rate of £1.00 to US$1.4619, being the Noon Buying Rate on 31 December 2008.

Amounts in accordance with IFRS
	2008	2008	2007	2006	2005	2004
Summary consolidated income statement — IFRS	$m	£m	£m	£m	£m	£m
Net interest income	27,301	18,675	12,069	10,596	9,918	9,071
Non-interest income (1)	10,515	7,193	18,297	17,406	15,984	14,320
Total income	37,816	25,868	30,366	28,002	25,902	23,391
Operating expenses (2, 3, 4, 5, 6)	78,991	54,033	13,942	12,480	11,946	10,362
(Loss)/profit before other operating charges and impairment losses	(41,175)	(28,165)	16,424	15,522	13,956	13,029
Insurance net claims	6,476	4,430	4,624	4,458	4,313	4,260
Impairment	11,800	8,072	1,968	1,878	1,707	1,485
Operating (loss)/profit before tax	(59,451)	(40,667)	9,832	9,186	7,936	7,284
Tax	(3,396)	(2,323)	2,044	2,689	2,378	1,995
(Loss)/profit from continuing operations	(56,055)	(38,344)	7,788	6,497	5,558	5,289
Profit/(loss) from discontinued operations, net of tax	5,805	3,971	(76)	—	—	—
(Loss)/profit for the year	(50,250)	(34,373)	7,712	6,497	5,558	5,289

(Loss)/profit attributable to:
Minority interests	(15,835)	(10,832)	163	104	57	177
Other owners	871	596	246	191	109	256
Ordinary shareholders	(35,286)	(24,137)	7,303	6,202	5,392	4,856

Notes:

(1)	Includes gain on sale of strategic investment of £333 million in 2005.

(2)	Includes loss on sale of subsidiaries of £93 million in 2005.

(3)	Includes integration expenditure of £1,050 million in 2008 (2007 — £108 million; 2006 — £134 million; 2005 — £458 million; 2004 —£520 million).

(4)	Includes purchased intangibles amortisation of £919 million in 2008 (2007 — £234 million; 2006 — £94 million; 2005 — £97 million; 2004 —£45 million).

(5)	Includes restructuring expenditure of £307 million in 2008.

(6)	Includes write-down of goodwill and other intangibles assets of £32,581 million in 2008.

	2008	2008	2007	2006	2005	2004
Summary consolidated balance sheet — IFRS	$m	£m	£m	£m	£m	£m
Loans and advances (1)	1,480,786	1,012,919	1,047,998	549,499	487,813	408,324
Debt securities and equity shares	429,622	293,879	347,682	146,246	135,804	104,741
Derivatives and settlement balances (2)	1,477,091	1,010,391	293,991	109,506	89,470	15,193
Other assets (1)	123,476	84,463	151,158	51,581	51,542	51,575
Total assets	3,510,975	2,401,652	1,840,829	856,832	764,629	579,833

Owners’ equity	86,075	58,879	53,038	40,227	35,435	33,905
Minority interests	31,605	21,619	38,388	5,263	2,109	3,492
Subordinated liabilities (1)	71,858	49,154	38,043	27,654	28,274	20,366
Deposits (1)	1,312,137	897,556	994,657	516,365	453,274	383,198
Derivatives, settlement balances and short positions (2)	1,499,385	1,025,641	363,073	152,988	128,228	43,577
Other liabilities (1)	509,915	348,803	353,630	114,335	117,309	95,295
Total liabilities and equity	3,510,975	2,401,652	1,840,829	856,832	764,629	579,833

Notes:

(1)	2007 comparative data have been restated following finalisation of the ABN AMRO acquisition accounting.

(2)	2007 to 2004 comparative amounts have been restated for the netting of certain derivative asset and derivative liability balances with the London Clearing House.

The per share data in the table below have been restated for the effect of the rights issue in June 2008 and the capitalisation issue in September 2008.

Other financial data based upon IFRS	2008	2007	2006	2005	2004
Earnings per ordinary share — pence	(145.7)	64.0	54.4	47.3	43.9
Diluted earnings per ordinary share — pence (1)	(145.7)	63.4	53.9	47.0	43.5
Dividends per ordinary share — pence	19.3	27.0	21.6	17.0	14.7
Dividend payout ratio (2)	—	45%	46%	43%	38%
Share price per ordinary share at year end — £	0.494	3.72	5.56	4.90	4.89
Market capitalisation at year end — £bn	19.5	44.4	62.8	56.1	55.6
Net asset value per ordinary share — £	1.15	3.74	3.24	2.83	2.59
Return on average total assets (3)	(1.18% )	0.65%	0.74%	0.73%	0.94%
Return on average ordinary shareholders’ equity (4)	(50.0% )	18.8%	18.5%	17.5%	18.3%
Average owners’ equity as a percentage of average total assets	2.9%	3.9%	4.4%	4.5%	5.9%
Risk asset ratio — Tier 1	10.0%	7.3%	7.5%	7.6%	7.0%
Risk asset ratio — Total	14.1%	11.2%	11.7%	11.7%	11.7%
Ratio of earnings to combined fixed charges and preference share dividends (5)
— including interest on deposits	(0.29)	1.45	1.62	1.67	1.88
— excluding interest on deposits	(11.96)	5.73	6.12	6.05	7.43
Ratio of earnings to fixed charges only (5)
— including interest on deposits	(0.30)	1.47	1.64	1.69	1.94
— excluding interest on deposits	(14.71)	6.53	6.87	6.50	9.70

Notes:

(1)
None of the convertible preference shares had a dilutive effect in 2008. All the convertible preference shares had a dilutive effect in 2007, 2006 and 2005 and as such were included in the computation of diluted earnings per share. In 2004, $1,500 million of convertible preference shares was not included in the computation of diluted earnings per share as their effect was anti-dilutive.

(2)	Dividend payout ratio represents the interim dividend paid and current year final dividend proposed as a percentage of profit attributable to ordinary shareholders.

(3)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.

(4)	Return on average ordinary shareholders’ equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders’ equity.

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

Amounts in accordance with IFRS (continued)
Analysis of loans and advances to customers — IFRS
The following table analyses loans and advances to customers before provisions by remaining maturity, geographical area and type of customer.

	Within 1 year	After 1 but within 5 years	After 5 years	2008 Total	2007	2006	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m
UK
Central and local government	2,760	27	304	3,091	3,135	6,732	3,340	1,866
Manufacturing	8,615	4,552	1,907	15,074	13,452	11,051	11,615	6,292
Construction	6,465	2,482	1,224	10,171	10,202	8,251	7,274	5,024
Finance	35,055	3,547	3,830	42,432	70,006	25,017	27,091	24,638
Service industries and business activities	25,763	13,076	19,799	58,638	53,965	43,887	40,687	30,867
Agriculture, forestry and fishing	1,361	302	1,309	2,972	2,473	2,767	2,645	2,481
Property	19,231	15,251	17,645	52,127	50,051	39,296	32,899	26,448
Individuals — home mortgages	19,005	1,672	60,290	80,967	73,916	70,884	65,286	57,535
— other	20,027	3,337	3,625	26,989	28,186	27,922	26,323	26,459
Finance leases and instalment credit	2,705	6,666	7,992	17,363	15,632	14,218	13,909	13,044
Accrued interest	2,348	29	86	2,463	2,344	1,497	1,250	—
Total domestic	143,335	50,941	118,011	312,287	323,362	251,522	232,319	194,654
Overseas residents	60,415	36,570	22,671	119,656	98,845	69,242	52,234	48,183
Total UK offices	203,750	87,511	140,682	431,943	422,207	320,764	284,553	242,837

Overseas
US	38,706	42,123	45,448	126,277	135,059	92,166	90,606	74,027
Rest of the World	107,184	66,794	153,413	327,391	277,721	57,896	45,951	34,555
Total Overseas offices	145,890	108,917	198,861	453,668	412,780	150,062	136,557	108,582
Loans and advances to customers — gross	349,640	196,428	339,543	885,611	834,987	470,826	421,110	351,419
Loan impairment provisions				(10,889)	(6,449)	(3,933)	(3,884)	(4,168)
Loans and advances to customers — net				874,722	828,538	466,893	417,226	347,251

Fixed rate	57,671	46,487	79,536	183,693	351,336	115,240	100,748	101,227
Variable rate	291,969	149,941	260,007	701,918	483,651	355,586	320,362	250,192
Loans and advances to customers — gross	349,640	196,428	339,543	885,611	834,987	470,826	421,110	351,419

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

The table below sets out the Group’s cross border outstandings in excess of 0.75% of Group total assets (including acceptances), which totalled £2,401.7 billion at 31 December 2008 (2007 — £1,840.8 billion; 2006 — £856.8 billion). None of these countries has experienced repayment difficulties that have required refinancing of outstanding debt.

	2008	2007	2006
	£m	£m	£m
United States	91,544	91,653	43,718
France	58,251	65,430	18,136
Germany	40,812	51,123	20,130
Spain	36,441	31,651	9,341
Netherlands	34,283	27,707	12,407
Republic of Ireland	18,662	17,736	8,530
Cayman Islands	18,126	17,099	9,063
Japan	*	31,922	7,725
Italy	*	23,925	7,506
Norway	*	*	7,768
Switzerland	*	*	7,262
China	*	*	6,574

*	Less than 0.75% of Group total assets.

Loan impairment provisions
For a discussion of the factors considered in determining the amount of the provisions, see ‘Impairment’ on page 78 and ‘Critical accounting policies — Loan impairment provisions’ on pages 169 and 170.

The following table shows the elements of loan impairment provisions.

	IFRS
	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m
Provisions at the beginning of the year
Domestic	3,258	3,037	2,759	2,675	2,408
Foreign	3,194	898	1,128	1,470	1,477
	6,452	3,935	3,887	4,145	3,885
Transfer to disposal groups
Domestic	—	—	—	—	—
Foreign	(767)	—	—	—	—
	(767)	—	—	—	—
Currency translation and other adjustments
Domestic	107	5	(17)	(7)	(8)
Foreign	1,334	178	(44)	58	(90)
	1,441	183	(61)	51	(98)
(Disposals)/acquisitions of businesses
Domestic	(108)	10	—	—	2
Foreign	(70)	2,211	—	—	288
	(178)	2,221	—	—	290
Amounts written-off
Domestic	(1,446)	(1,222)	(1,360)	(1,252)	(901)
Foreign	(1,702)	(789)	(481)	(788)	(548)
	(3,148)	(2,011)	(1,841)	(2,040)	(1,449)
Recoveries of amounts written-off in previous years
Domestic	116	158	119	97	85
Foreign	203	184	96	75	59
	319	342	215	172	144
Charged to income statement
Domestic	2,698	1,420	1,663	1,376	960
Foreign	4,393	526	214	327	442
	7,091	1,946	1,877	1,703	1,402
Unwind of discount
Domestic	(151)	(150)	(127)	(130)	—
Foreign	(43)	(14)	(15)	(14)	—
	(194)	(164)	(142)	(144)	—
Provisions at the end of the year (1)
Domestic	4,474	3,258	3,037	2,759	2,546
Foreign	6,542	3,194	898	1,128	1,628
	11,016	6,452	3,935	3,887	4,174

Gross loans and advances to customers
Domestic	312,287	323,362	251,522	232,319	194,654
Foreign	573,324	511,625	219,304	188,791	156,765
	885,611	834,987	470,826	421,110	351,419

Closing customer provisions as a % of gross loans and advances to customers (2)
Domestic	1.43%	1.01%	1.21%	1.19%	1.31%
Foreign	1.12%	0.62%	0.41%	0.60%	1.04%
Total	1.23%	0.77%	0.84%	0.92%	1.19%

Customer charge to income statement as a % of gross loans and advances to customers
Domestic	0.86%	0.44%	0.66%	0.59%	0.49%
Foreign	0.75%	0.10%	0.10%	0.17%	0.28%
Total	0.79%	0.23%	0.40%	0.40%	0.40%

Notes:

(1)	Includes closing provisions against loans and advances to banks of £127 million (2007 — £3 million; 2006 — £2 million; 2005 — £3 million; 2004 —£6 million).

(2)	Closing customer provisions exclude closing provisions against loans and advances to banks.

Amounts in accordance with IFRS (continued)
Loan impairment provisions (continued)
The following table shows additional information in respect of the loan impairment provisions.

	IFRS
	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m
Loan impairment provisions at end of year:
– customers	10,889	6,449	3,933	3,884
– banks	127	3	2	3
Specific provisions
– customers					3,607
– banks					6
General provision					561
	11,016	6,452	3,935	3,887	4,174

Average loans and advances to customers (gross)	858,333	567,900	445,766	402,473	299,430

As a % of average loans and advances to customers during the year:
Total customer provisions charged to income statement	0.81%	0.34%	0.42%	0.42%	0.47%

Amounts written-off (net of recoveries) – customers	0.33%	0.29%	0.36%	0.46%	0.44%

Analysis of closing loan impairment provisions
The following table analyses customer loan impairment provisions by geographical area and type of domestic customer.

	IFRS
	2008		2007		2006		2005		2004
	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans
	£m	%	£m	%	£m	%	£m	%	£m	%
Domestic
Central and local government	—	0.3	—	0.4	—	1.4	—	0.8	—	0.6
Manufacturing	127	1.7	93	1.6	94	2.4	138	2.8	127	1.8
Construction	254	1.1	75	1.2	63	1.8	74	1.7	71	1.4
Finance	67	4.8	52	8.4	33	5.3	104	6.4	54	7.0
Service industries and business activities	778	6.6	562	6.5	647	9.3	647	9.7	516	8.8
Agriculture, forestry and fishing	19	0.3	21	0.3	25	0.6	26	0.6	23	0.7
Property	490	5.9	85	6.0	70	8.3	63	7.8	64	7.5
Individuals — home mortgages	36	9.1	36	8.8	37	15.1	36	15.5	32	16.4
— other	2,235	3.0	2,054	3.4	1,826	5.9	1,513	6.3	1,277	7.5
Finance leases and instalment credit	194	2.0	132	1.9	103	3.0	88	3.3	122	3.7
Accrued interest	—	0.3	—	0.3	—	0.3	—	0.3
Total domestic	4,200	35.1	3,110	38.8	2,898	53.4	2,689	55.2	2,286	55.4
Foreign	4,745	64.9	2,289	61.2	442	46.6	652	44.8	1,321	44.6
Impaired book provisions	8,945	100.0	5,399	100.0	3,340	100.0	3,341	100.0		100.0
Latent book provisions	1,944		1,050		593		543
Specific provisions									3,607
General provision									561
Total provisions	10,889		6,449		3,933		3,884		4,168

Analysis of write-offs
The following table analyses amounts written-off by geographical area and type of domestic customer.

	IFRS
	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m
Domestic
Manufacturing	61	29	41	40	55
Construction	51	21	29	17	12
Finance	31	47	17	21	19
Service industries and business activities	299	190	212	176	163
Agriculture, forestry and fishing	5	4	5	4	9
Property	34	9	6	25	33
Individuals — home mortgages	1	—	5	4	4
— others	938	909	1,021	950	516
Finance leases and instalment credit	26	13	24	15	90
Total domestic	1,446	1,222	1,360	1,252	901
Foreign	1,702	789	481	788	548
Total write-offs (1)	3,148	2,011	1,841	2,040	1,449

Note:

(1)  Excludes £2 million written-off in respect of loans and advances to banks in 2005.

Analysis of recoveries
The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

	IFRS
	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m
Domestic
Manufacturing	2	—	—	1	1
Construction	—	—	—	1	—
Finance	2	—	—	—	2
Service industries and business activities	12	7	5	2	1
Property	—	—	1	2	—
Individuals — home mortgages	—	—	—	—	1
— others	96	143	101	84	78
Finance leases and instalment credit	4	8	12	7	2
Total domestic	116	158	119	97	85
Foreign	203	184	96	75	59
Total recoveries	319	342	215	172	144

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

	IFRS
	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m
Loans accounted for on a non-accrual basis (2):
Domestic	8,588	5,599	5,420	4,977	3,658
Foreign	10,891	4,763	812	949	1,075
Total	19,479	10,362	6,232	5,926	4,733
Accruing loans which are contractually overdue
90 days or more as to principal or interest (3):
Domestic	1,201	217	81	2	634
Foreign	581	152	24	7	79
Total	1,782	369	105	9	713
Loans not included above which are classified as
‘troubled debt restructurings’ by the SEC:
Domestic	—	—	—	2	14
Foreign	—	—	—	—	10
Total	—	—	—	2	24
Total risk elements in lending	21,261	10,731	6,337	5,937	5,470

Potential problem loans (4)
Domestic	218	63	47	14	173
Foreign	8	608	5	5	107
Total potential problem loans	226	671	52	19	280
Closing provisions for impairment as a % of total risk elements in lending	52%	60%	62%	65%	76%
Closing provisions for impairment as a % of total risk elements in lending and potential problem loans	51%	57%	62%	65%	72%
Risk elements in lending as a % of gross lending to customers excluding reverse repos	2.51%	1.55%	1.55%	1.60%	1.83%

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

	IFRS
	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of non-accrual and restructured loans:
Domestic	393	390	370	334	235
Foreign	342	155	77	62	58
	735	545	447	396	293
Interest on non-accrual and restructured loans included in net interest income:
Domestic	150	165	142	130	58
Foreign	43	16	15	14	7
	193	181	157	144	65

Analysis of deposits — product analysis
The following table shows the distribution of the Group’s deposits by type and geographical area.

	IFRS
	2008	2007	2006
	£m	£m	£m
UK Domestic:
Demand deposits – interest-free	43,376	43,721	39,149
– interest-bearing	107,159	121,343	118,315
Time deposits – savings	88,434	41,185	31,656
– other	130,951	207,263	80,496
Overseas residents:
Demand deposits – interest-free	907	563	573
– interest-bearing	16,320	25,129	37,729
Time deposits – savings	1,819	605	1,122
– other	67,477	87,437	51,568
Total UK offices	456,443	527,246	360,608
Overseas
Demand deposits – interest-free	29,253	27,959	12,173
– interest-bearing	92,354	70,758	27,441
Time deposits – savings	68,014	52,381	19,049
– other	251,492	316,313	97,094
Total overseas offices	441,113	467,411	155,757
Total deposits	897,556	994,657	516,365

Held-for-trading	137,080	125,917	104,249
Designated as at fair value through profit or loss	8,054	7,505	3,922
Amortised cost	752,422	861,235	408,194
Total deposits	897,556	994,657	516,365

Overseas
US	153,163	152,324	115,121
Rest of the World	287,950	315,087	40,636
Total overseas offices	441,113	467,411	155,757

Amounts in accordance with IFRS (continued)
Short term borrowings

	IFRS
	2008	2007	2006
	£m	£m	£m
Commercial paper
Outstanding at year end	78,581	78,612	12,675
Maximum outstanding at any month end during the year	111,108	81,187	14,402
Approximate average amount during the year	98,150	32,498	13,225
Approximate weighted average interest rate during the year	3.3%	4.8%	4.9%
Approximate weighted average interest rate at year end	3.0%	5.5%	5.0%

Other short term borrowings
Outstanding at year end	194,346	280,526	122,576
Maximum outstanding at any month end during the year	395,132	312,557	130,867
Approximate average amount during the year	299,513	188,326	112,008
Approximate weighted average interest rate during the year	3.2%	4.6%	4.5%
Approximate weighted average interest rate at year end	2.5%	4.1%	4.5%

Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year end are average rates for a single day and as such may reflect one-day market distortions which may not be indicative of generally prevailing rates. Original maturities of commercial paper are not in excess of one year. ‘Other short-term borrowings’ consist principally of borrowings in the money markets included within ‘Deposits by banks’ and ‘Customer accounts’ in the financial statements, and generally have original maturities of one year or less.

Certificates of deposit and other time deposits
The following table shows details of the Group’s certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

	Within 3 months	Over 3 months but within 6 months	Over 6 months but within 12 months	Over 12 months	2008 Total
	£m	£m	£m	£m	£m
UK based companies and branches
Certificates of deposit	23,076	7,475	9,236	13	39,800
Other time deposits	62,623	7,665	5,939	12,359	88,586

Overseas based companies and branches
Certificates of deposit	32,263	1,666	1,316	—	35,245
Other time deposits	111,542	13,498	7,983	15,641	148,664
	229,504	30,304	24,474	28,013	312,295

Other contractual cash obligations
The table below summarises the Group’s other contractual cash obligations by payment date.

	Group
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2008	£m	£m	£m	£m	£m	£m
Operating leases	146	433	976	751	1,448	1,851
Contractual obligations to purchase goods or services	237	892	486	208	303	1
	383	1,325	1,462	959	1,751	1,852
2007
Operating leases	90	268	655	569	1,060	1,958
Contractual obligations to purchase goods or services	441	1,007	748	199	5	2
	531	1,275	1,403	768	1,065	1,960

The Group’s undrawn formal facilities, credit lines and other commitments to lend were £352,398 million (2007 — £332,811 million). While the Group has given commitments to provide these funds, some facilities may be subject to certain conditions being met by the counterparty. The Group does not expect all facilities to be drawn, and some may lapse before drawdown.

Exchange rates
Except as stated, the following tables show, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York.

	March	February	January	December	November	October
US dollars per £1	2009	2009	2009	2008	2008	2008
Noon Buying Rate
High	1.4730	1.4936	1.5254	1.5457	1.6156	1.7804
Low	1.3757	1.4224	1.3658	1.4395	1.4789	1.5472

		2008	2007	2006	2005	2004
Noon Buying Rate
Period end rate		1.4619	1.9843	1.9586	1.7188	1.9160
Average rate for the period (1)		1.8424	2.0073	1.8582	1.8147	1.8356

Consolidation rate (2)
Period end rate		1.4604	2.0043	1.9651	1.7214	1.9346
Average rate for the period		1.8528	2.0015	1.8436	1.8198	1.8325

Notes:

(1)	The average of the Noon Buying Rates on the last business day of each month during the period.

(2)	The rates used by the Group for translating US dollars into sterling in the preparation of its financial statements.

(3)	On 24 April 2009, the Noon Buying Rate was £1.00 = US$1.4697.

Economic and monetary environment
The world economy entered its most difficult period in a generation in the second half of 2008. The failure of a large financial institution in September coincided with the near-seizure of already fragile interbank funding markets. Heightened risk aversion among investors led to unprecedented volatility across global financial markets including equities, fixed income and foreign exchange. Many asset prices tumbled, with global real estate and equity markets the worst hit, while a ‘flight to quality’ prompted an historic rally in government bond markets that pushed long-term risk free interest rates towards all time lows in many developed economies.

The pronounced increase in commodity prices in the first half of 2008, together with the intensifying financial crisis led to a further sharp deterioration in private sector confidence in all major economies. Private spending weakened significantly. Softer demand conditions adversely affected prospects for profitability and employment. Policymakers responded aggressively. Since September, governments have either proposed or implemented measures that include the recapitalisation of the banking sector, tax cuts and/or new infrastructure spending. Central banks provided support through rate cuts and increased liquidity provision. Despite these supportive actions, the global economy remained on a downward trajectory at the beginning of 2009, with many industrialised economies in recession.

In the UK, the Bank Rate fell from 5.5% at the beginning of 2008 to 1.0% in February 2009. The Bank of England remained cautious in the first half of 2008, lowering policy rates a modest 25bps twice. Mounting inflationary pressures were a major constraint, with the annual inflation rate climbing as high as 5.2% in September, the highest reading since the Bank of England’s operational independence in 1997, and some way above the official target of 2%. Before October, the Bank focused on liquidity measures to support the financial system. When it became clear in the final quarter of 2008 that the confidence in the wider economy had fallen to levels consistent with a deep contraction, policy became more aggressive. The government assisted the recapitalisation of the banking sector, while the Bank of England reduced rates rapidly, from 5.0% in October to 1.0% in February 2009 and then to 0.5% in March 2009.

However, the economy had already gathered too much negative momentum to stop an official recession — GDP declined by 2.1 % in the second half of 2008, and is widely expected to fall further in 2009. One reason is lower policy rates have failed to translate effectively into looser monetary conditions for the private sector. Three-month sterling LIBOR, a key determinant of borrowing costs for households and firms, remained on average almost 100bps above the prevailing Bank Rate, well above its long-term average of 20bps. Sterling’s 17% depreciation on a trade-weighted basis did not deliver a significant offset to weakening domestic demand due to the difficult economic conditions prevailing in the UK’s main trading partners.

US policy rates also declined substantially in 2008, from 4.25% in January to effectively zero in December. With no room to cut interest rates further, the Federal Reserve has since started to target longer term market interest rates to directly lower the cost of funds for households and firms, for example by purchasing mortgage-backed securities and corporate commercial paper. More unorthodox policy measures are likely this year. Similar to the UK, monetary policy failed to gain much traction in the wider economy. Three-month US$ LIBOR averaged close to 100bps higher than the prevailing policy rate.

The US officially entered recession in December 2007 and, in spite of a fiscal stimulus in the first half of the year, activity continued to fall through 2008 and is forecast to decline markedly in 2009. The effects were acutely felt in employment, with US non-farm businesses shedding 2.6 million jobs in the twelve months to December. The dollar’s 11% depreciation in 2007 helped to boost net exports, making trade the single biggest contributor to GDP growth in 2008. However, this support was fading in early 2009, due to slumping overseas demand.

The Eurozone started 2008 on a strong footing, with some member countries experiencing above-trend growth in the first quarter. However, for reasons that varied across countries, conditions worsened markedly throughout the remainder of the year, and the region officially entered recession in the second quarter. Growth in Germany, the region’s largest economy and the world’s largest exporter, was hit hard by the slowdown in global trade. Many of the more peripheral economies, like Ireland and Spain, with higher debt levels were hit hard by the turbulence in credit markets and falling asset prices. Economic activity in the entire region is forecast to continue to contract in 2009.

Policy in the Eurozone was on average less supportive than in the UK or the US, with the Repo Rate on hold at 4% in the first half of 2008. In July 2008, the ECB raised rates by 25bps to fend off the dangers of spiralling inflation. Official rates finally started to fall in October, when the ECB participated in a globally co-ordinated rate cut to calm investors’ fears amid intensifying strains in the global financial system. The euro’s strong appreciation against the dollar also reduced the competitiveness of the region’s exporters.

Initially, Asia Pacific appeared insulated from economic difficulties elsewhere as China and India continued to grow strongly in the first half of 2008. In fact, surging inflation reinforced concerns about overheating, and prompted a series of policy measures aimed at cooling monetary conditions. But this perception changed towards the end of 2008, when recession in the major industrialised countries highlighted the region’s exposure to a retrenchment in global trade. Growth forecasts have been cut substantially, with 2009 growth in China and India potentially falling to half its level from a year earlier. Increasing risk aversion of international investors also led to large capital outflows, putting downward pressure on floating currencies and local equity markets.

Exchange rates affect earnings and costs reported by the Group’s non-UK subsidiaries, and the value of non-sterling denominated assets and liabilities. Sterling weakened significantly during 2008, losing 28% against the dollar and 30% against the euro, respectively. These movements increase the sterling-value of non-sterling earnings, costs, assets and liabilities. As a result, the Group recognises translation benefits if it reports profits and/or has a positive net asset position denominated in foreign currency.

Supervision
United Kingdom
The UK Financial Services Authority (FSA) is the consolidated supervisor of the Group. As at 31 December 2008, 31 companies in the Group (excluding subsidiaries of ABN AMRO), spanning a range of financial services sectors (banking, insurance and investment business), were authorised to conduct financial activities regulated by the FSA.

The UK authorised banks in the Group include the Royal Bank, NatWest, Coutts & Co and Ulster Bank Limited. Wholesale activities, other than Group Treasury activities, are concentrated in the Group’s Global Markets division and are undertaken under the names of the Royal Bank and NatWest. UK retail banking activities are managed by Regional Markets, RBS UK. The exception is Ulster Bank Limited, which is run as a separate division within the Group. Ulster Bank Group will move to a single brand in the Republic of Ireland, with First Active merging with Ulster Bank. Ulster Bank Limited provides banking services in Northern Ireland while the banking service in the Republic of Ireland is provided by Ulster Bank Ireland Limited which is primarily supervised by the Irish Financial Services Regulatory Authority.

Investment management business is principally undertaken by companies in the Regional Markets division, including Coutts & Co, Adam & Company Investment Management Limited, and in the Global Markets division through RBS Asset Management Limited.

General insurance business is principally undertaken by Direct Line Insurance plc and Churchill Insurance Company Limited. Life assurance business is principally undertaken by Royal Scottish Assurance plc and National Westminster Life Assurance Limited (in partnership with Aviva plc).

United States
The Group is both a bank holding company and a financial holding company within the meaning of the US Bank Holding Company Act of 1956. As such, it is subject to the regulation and supervision of the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Among other things, the Group’s direct and indirect activities and investments in the United States are limited to those that are ‘financial in nature’ or ‘incidental’ or ‘complementary’ to a financial activity, as determined by the Federal Reserve. The Group is also required to obtain the prior approval of the Federal Reserve before acquiring directly or indirectly, the ownership or control of more than 5% of any class of the voting shares of any US bank or holding company.

Under current Federal Reserve policy, the Group is required to act as a source of financial strength for its US bank subsidiaries. Among other things, this source of strength obligation could require the Group to inject capital into any of its US bank subsidiaries if any of them became undercapitalised.

The Group’s US bank and non-bank subsidiaries and the Royal Bank’s US branches are also subject to supervision and regulation by a variety of other US regulatory agencies. RBS Citizens, NA is supervised by the Office of the Comptroller of the Currency, which is charged with the regulation and supervision of nationally chartered banks. Citizens Financial Group is under the supervision of the Federal Reserve as a bank holding company. Citizens Bank of Pennsylvania is subject to the regulation and supervision of the Pennsylvania Department of Banking and the US Federal Deposit Insurance Corporation. The Royal Bank’s New York branch is supervised by the New York State Banking Department, and its Connecticut branch is supervised by the Connecticut Department of Banking. Both branches are also subject to supervisory oversight by the Federal Reserve, through the Federal Reserve Bank of Boston.

The Group’s US insurance agencies are regulated by state insurance authorities. The Group’s US broker dealer, Greenwich Capital Markets, Inc., is subject to regulation and supervision by the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) with respect to its securities activities. The futures activities of Greenwich Capital Markets, Inc. are subject to regulation and oversight by the US Commodity Futures Trading Commission (CFTC) and the Chicago Board of Trade (CBOT). The Group's US commodities business, RBS Sempra Commodities, is primarily regulated by the Federal Energy Regulatory Commission (FERC) and CFTC.

The Group is subject to extensive regulations that impose obligations on financial institutions to maintain appropriate policies, procedures and controls to insure compliance with the rules and regulations to which they are subject, in particular to detect, prevent and report money laundering and terrorist financing and to ensure compliance with economic sanctions against designated foreign countries, nationals and others. Anti-money laundering, anti-terrorism and economic sanctions regulations have become a major focus of US government policy relating to financial institutions and are rigorously enforced by US government agencies.

Netherlands
The consolidated supervisor of ABN AMRO is the Dutch Central Bank, De Nederlandsche Bank (DNB). The DNB operates as prudential supervisor of banks and insurance companies and also as part of the European System of Central Banks.

Other jurisdictions
The Group operates in over 50 countries through a network of branches, local banks and non-bank subsidiaries.

Regulatory reviews and developments
The Group works with domestic and international trade associations and proactively engages with regulators and other authorities such as the Basel Committee, the Committee of European Banking Supervisors and the EU Commission in order to understand the implications of proposed regulatory change and to contribute to the development of regulatory policy.

The Group and its subsidiaries have co-operated fully with various regulatory reviews and developments in the UK and internationally, including enquiries or investigations into alleged or possible breaches of regulations.

United Kingdom
The Group successfully implemented the Markets in Financial Instruments Directive (MiFID) by the implementation date of 1 November 2007. MiFID established a comprehensive legislative framework at the European level, which is now implemented in the UK, for the establishment and conduct of investment firms, multilateral trading facilities and regulated markets.

FSA authorised firms must also comply with rules designed to reduce the scope for firms to be used for financial crime and in particular money laundering. Revised Joint Money Laundering Steering Group Guidance Notes were issued on 13 November 2007 to take into account the new Money Laundering Regulations 2007. These Regulations came into force on 15 December 2007 and implemented the EU’s Third Money Laundering Directive. Amongst their other provisions, the Regulations endorse a risk based approach to combating money laundering, while also prescribing ‘enhanced due diligence’ for non face to face customers, ‘politically exposed persons’ (PEPs) and correspondent banking. Whilst for all material purposes the Group is already compliant — these provisions having been anticipated in industry guidance for some time — internal processes are continually reviewed to ensure best practice standards are met. In particular, the Group has issued new internal policy guidelines based on the regulations and supporting industry guidance against which all divisions have undertaken a gap analysis as a basis for further action plans where necessary.

In the UK, the Group has engaged proactively with a variety of legislative and regulatory consultations. Financial stability and depositor protection have been a key focus for the UK regulatory authorities. The Group participated fully in the consultation process on the Banking Reform Bill. In addition, the Group continues to comment on regulatory and legal changes that impact its business. Examples include the Department for Business, Enterprise and Regulatory Reform (BERR) transposition of the Consumer Credit Directive and Consumer Law Review; HM Treasury’s Dormant Bank and Building Society Accounts Bill; Lord Hunt’s Review of the Financial Ombudsman Service and the review of the Banking Codes and the FSA’s consultations on liquidity and regulatory capital.

A review by the Competition Commission and the FSA into Payment Protection Insurance is ongoing, with the Competition Commission drafting the implementation order following finalisation of its remedies.

In July 2008, the Office of Fair Trading (OFT) published the results of its market study into personal current accounts and is now consulting on remedial action in the three key areas of transparency, complexity of charging structure and switching. The OFT is also continuing its inquiry into credit and debit card interchange fees.

UK regulated firms within the Group are members of the Financial Services Compensation Scheme (FSCS), which provides compensation to eligible customers of authorised financial services firms that are unable to meet their obligations. The FSCS is funded through annual levies charged to UK regulated firms. These levies are apportioned between firms on the basis of their shares of the FSCS tariff base: in the case of deposit takers, this means that levies are determined by their share of protected deposits. As a result of FSCS involvement in a number of bank failures in 2008, there will be a significant impact on levies charged to deposit takers, starting with those for 2008-09. These impacts are reflected in the accounts.

The FSA, in their 2008/09 Business Plan, emphasised the continued focus on ‘Treating Customers Fairly’ in line with their view that the area of greatest structural concern remains the retail market. The Group has undertaken a process of continuous improvement of management information and root cause analysis of customer issues in order to ensure that it can demonstrate that it is consistently treating customers fairly throughout the product lifecycle.

The Group also continues to co-operate with the Information Commissioner’s Office, the UK’s independent public body set up to promote access to official information and to protect personal information. The Group continues to improve its processes in line with changing guidelines in order to meet information security requirements.

European Union
In the EU, the Group has also responded to a number of proposals for regulatory and legislative change, including proposed amendments to the Capital Requirements Directive and the establishment of Colleges of Supervisors to enhance cross border cooperation between supervisors. The Group also follows closely the work (and recommendations) of the G7 and G10.

United States
In the US the Group also engages constructively with regulators and other bodies on regulatory and legislative change and seeks to ensure proper implementation and compliance. Current issues include mortgage reform and student lending.

Department of Justice investigation
As previously disclosed by ABN AMRO, the United States Department of Justice has been conducting a criminal investigation into ABN AMRO’s dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters. ABN AMRO has cooperated and continues to cooperate fully with the investigation. Prior to the acquisition by the Group, ABN AMRO had reached an agreement in principle with the Department of Justice that would resolve all presently known aspects of the ongoing investigation by way of a Deferred Prosecution Agreement in return for a settlement payment by ABN AMRO of US$500 million (accrued by ABN AMRO in its interim financial statements for the six months ended 30 June 2007). Negotiations are continuing to enable a written agreement to be concluded.

Sub-prime exposures
Certain of the Group’s subsidiaries have received requests for information from various US governmental agencies and self-regulatory organisations including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008, the Group was advised by the SEC that it had commenced a non-public, formal investigation relating to the Group’s US sub-prime securities exposures and US residential mortgage exposures. The Group and its subsidiaries are cooperating with these various requests for information and investigations.

The outcome of these reviews is outside the Group’s control and it is not possible to predict the effect, if any, on the Group’s operations of future regulatory actions or policy changes.

Other jurisdictions
The Group is active in monitoring regulatory developments in each country in which it operates to ensure internal policies are sufficient to ensure the effective management of regulatory risk.

Description of property and equipment
The Group operates from a number of locations worldwide, principally in the UK. At 31 December 2008, the Royal Bank and NatWest had 651 and 1,628 retail branches, respectively, in the UK. Ulster Bank and First Active had a network of 295 branches and business centres in Northern Ireland and the Republic of Ireland. Citizens had 1,606 retail banking offices (including in-store branches) covering Connecticut, Delaware, Illinois, Indiana, Massachusetts, Michigan, New Hampshire, New Jersey, New York, Ohio, Pennsylvania, Rhode Island and Vermont. A substantial majority of the UK branches are owned by the Royal Bank, NatWest and their subsidiaries or are held under leases with unexpired terms of over 50 years. The Group’s principal properties include its headquarters at Gogarburn, Edinburgh, its principal offices in London at 135 and 280 Bishopsgate and the Drummond House administration centre located at South Gyle, Edinburgh.

Total capital expenditure on premises (excluding investment properties), computers and other equipment in the year ended 31 December 2008 was £1,406 million (2007 — £1,792 million; 2006 — £1,140 million).

Major shareholders
Details of major shareholders of the company’s ordinary and preference shares are given on page 132.

In December 2008, The Solicitor for the Affairs of Her Majesty’s Treasury acquired 22,854 million ordinary shares representing 57.92% of the company’s issued ordinary share capital and in April 2009, acquired a further 16,791 million ordinary shares taking its shareholding to 70.33% of the company's enlarged issued ordinary share capital. The ordinary shareholding of Legal & General Group plc decreased from 5.04% in December 2007 to below 3% in December 2008.

Other than detailed above, there have been no significant changes in the percentage ownership of major shareholders of the company’s ordinary and preference shares during the three years ended 25 February 2009. All shareholders within a class of the company’s shares have the same voting rights.

At 25 February 2009, the directors of the company had options to purchase a total of 3,073,445 ordinary shares of the company.

As at 31 December 2008, almost all of the company’s US$ denominated preference shares and American Depositary Shares representing ordinary shares were held by shareholders registered in the US. All other shares were predominantly held by shareholders registered outside the US.

Material contracts
The company and its subsidiaries are party to various contracts in the ordinary course of business. Material contracts include the following:

Consortium and Shareholders Agreement (CSA)
On 28 May 2007, Fortis, the company, Santander and RFS Holdings entered into the CSA. Fortis Bank Nederland acceded to the CSA on 26 July 2007. On 3 October 2008, the State of the Netherlands acquired Fortis Bank Nederland. On 24 December 2008 the State of the Netherlands acceded to the CSA following its acquisition of the shares held by Fortis Bank Nederland in RFS Holdings pursuant to a Deed of Accession entered into between RFS Holdings, the company, Fortis Bank Nederland, Santander and the State of the Netherlands. The CSA governs the relationships amongst the parties thereto in relation to the acquisition by RFS Holdings of ABN AMRO. The CSA details, inter alia, the funding of RFS Holdings in connection with the acquisition of ABN AMRO, the equity interests in RFS Holdings, the governance of RFS Holdings both before and after the acquisition of ABN AMRO, the arrangements for the transfer of certain ABN AMRO businesses, assets and liabilities to the State of the Netherlands (previously Fortis Bank Nederland), the company and Santander post-acquisition of ABN AMRO, further funding obligations of the State of the Netherlands (previously Fortis Bank Nederland), the company and Santander after the acquisition of ABN AMRO where funding is required by regulatory authorities in connection with the ABN AMRO businesses, the allocation of Core Tier 1 capital and the allocation of taxes and conduct of tax affairs.

Standby underwriting commitment letter
On 28 May 2007, the company and Merrill Lynch International entered into a standby underwriting commitment letter, pursuant to which Merrill Lynch International undertook to underwrite one or more issues by the company of securities eligible to be treated as part of its innovative or non-innovative Tier 1 capital and/or convertible securities convertible into Ordinary Shares, the proceeds of which would be used to finance part of the cash portion of consideration payable to ABN AMRO shareholders upon settlement of the offers for shares in ABN AMRO. The aggregate amount of Merrill Lynch International’s standby underwriting commitment was €6.2 billion. Pursuant to the letter, the company agreed to pay certain fees and expenses to Merrill Lynch International in consideration for its standby commitment.

Agreement with Bank of America for the sale of LaSalle
On 22 April 2007, ABN AMRO Bank and Bank of America entered into an agreement for the sale by ABN AMRO Bank to Bank of America of all of the outstanding shares of common stock of ABN AMRO North America Holding Company (ABN AMRO North America), a Delaware corporation whose subsidiaries include LaSalle. The consideration for the shares was US$21 billion, subject to a potential purchase price adjustment if ABN AMRO Bank’s estimate of the net income of ABN AMRO North America for the pre-closing period was less than a specified income threshold. The agreement also provided for approximately US$6 billion owed by ABN AMRO North America to other members of the ABN AMRO group to be converted into common stock of ABN AMRO North America. ABN AMRO Bank gave certain representations and warranties to Bank of America, including, inter alia, as to title to the shares, authority and capacity to enter into the agreement, financial statements, tax and employee benefits. The warranties given by ABN AMRO Bank were repeated on closing of the agreement. ABN AMRO Bank is liable to indemnify and hold harmless Bank of America for damages arising out of certain specified events, including breach of any covenant that survives closing.

Underwriting agreement
On 22 April 2008, the company, Goldman Sachs International, Merrill Lynch International, UBS and the Royal Bank entered into an underwriting agreement, pursuant to which Merrill Lynch International, Goldman Sachs International and UBS agreed to procure subscribers for, or failing which themselves to subscribe for, Ordinary Shares not taken up under the Rights Issue, in each case at the relevant issue price. Pursuant to the underwriting agreement, the company agreed to pay certain fees and expenses to Merrill Lynch International, Goldman Sachs International and UBS in consideration for their underwriting commitment. The company gave certain representations and warranties and indemnities to those persons defined as underwriters in the Underwriting Agreement. The liabilities of the company were uncapped as to time and amount.

Sale of Angel Trains
On 6 August 2008, the company completed the sale of Angel Trains Group to a consortium advised by Babcock & Brown for an enterprise value of £3.6 billion.

Sale of Tesco Personal Finance
On 28 July 2008, the company announced that it had agreed to sell its 50 per cent. shareholding in Tesco Personal Finance to its joint venture partner Tesco plc for a cash consideration of £950 million, subject to transaction adjustments. As part of this transaction, the Group will continue to provide certain commercial services to Tesco Personal Finance post-completion. The sale completed on 19 December 2008.

First Placing and Open Offer Agreement
Pursuant to a placing and open offer agreement effective as of 13 October 2008 entered into between the company, UBS, Merrill Lynch International and HM Treasury, (i) the company agreed to invite qualifying shareholders to apply to acquire new Shares at the issue price of 65.5 pence by way of the First Open Offer, (ii) UBS and Merrill Lynch International were appointed as joint sponsors, joint bookrunners and joint placing agents and agreed to use reasonable endeavours to procure placees to acquire the new Shares at not less than the issue price of 65.5 pence on such terms as agreed by HM Treasury on the basis that the new Shares placed were subject to clawback to the extent they were taken up under the Open Offer and (iii) HM Treasury agreed that, to the extent not placed or taken up under the First Open Offer and subject to the terms and conditions set out in the First Placing and Open Offer Agreement, HM Treasury would acquire such new Shares itself at the issue price of 65.5 pence.

In consideration of its services under the First Placing and Open Offer Agreement, HM Treasury was paid (i) a commission of 0.5 per cent. of the aggregate value of the new Shares at the issue price of 65.5 pence per new Share payable on Admission (as defined in the First Placing and Open Offer Agreement) and the second business day after the day on which the First Placing and Open Offer Agreement terminated and (ii) a further commission of 1 per cent. of the aggregate value of the new Shares acquired by placees (including HM Treasury) at the issue price of 65.5 pence per new Share payable on Admission (as defined in the First Placing and Open Offer Agreement). The company paid all legal and other costs and expenses of HM Treasury, those of UBS and Merrill Lynch International properly incurred and the costs and expenses of HM Treasury’s financial advisers incurred in connection with the First Placing and Open Offer and the Preference Share Issue.

The company also bore all costs and expenses relating to the First Placing and Open Offer and the Preference Share Issue, including (but not limited to) the fees and expenses of its professional advisers, the cost of preparation, advertising, printing and distribution of the First Placing and Open Offer prospectus and all other documents connected with the First Placing and Open Offer and the Preference Share Issue, the listing fees of the FSA, any charges by CREST and the fees of the London Stock Exchange and Euronext.

The company gave certain undertakings to HM Treasury in relation to such matters as mortgage lending, lending to SMEs and Board remuneration. These undertakings were aimed at ensuring that any state aid involved in the potential acquisition of new Shares and the company’s potential participation in the guarantee scheme to be promoted by HM Treasury as part of its support for the UK banking industry was compatible with the common market under EU law. These constraints will cease to apply when, broadly, it is determined that the company is no longer in receipt of state aid.

The undertakings the company gave to HM Treasury included the following:

•
no bonus will be awarded to any director for 2008 and any bonuses earned by directors in respect of 2009 will be paid in restricted shares, remuneration will seek to reward long term value creation and not encourage excessive risk taking (short term indicators will be taken into account only where fully consistent with long term value creation and not encouraging excessive risk taking) and Directors who are dismissed will receive a severance package which is reasonable and perceived as fair;

•	to work with HM Treasury on the appointment of up to three new independent non-executive directors;

•	to maintain its SME and mortgage lending availability to at least 2007 levels until the end of 2011 with the active marketing of competitively priced loan products;

•
to increase its support to shared equity projects until the end of 2009 in order to assist those in difficulties with their mortgage payments to stay in their homes, either through individual bank schemes or paid into a central fund run by industry; and

•	to publish an annual report, for each year until 2011, on its lending to SMEs and establish transparent public reporting on both SME and mortgage lending as agreed with HM Treasury.

In addition, the company agreed to limit its activities to the higher of: (i) the annual rate of growth of UK nominal GDP in the preceding year; and (ii) the average historical growth of the balance sheets in the UK banking sector during the period 1987-2007, unless there is evidence that the thresholds are exceeded for reasons unrelated to the provision of the aid. HM Treasury agreed, in certain circumstances, to consult with the company with a view to making submissions to the European Commission to obtain clarity as to the duration of the conditions and/or seek their disapplication.

Second Placing and Open Offer Agreement
Pursuant to a placing and open offer agreement dated 19 January 2009 entered into between the company, UBS, Merrill Lynch International and HM Treasury, (i) the company agreed to invite qualifying shareholders to apply to subscribe for new shares at the issue price by way of the open offer, (ii) UBS and Merrill Lynch International were appointed as joint sponsors, joint bookrunners and joint placing agents and agreed to use reasonable endeavours to procure placees to subscribe for the new shares on such terms as may be agreed by the Company and HM Treasury at not less than the issue price on the basis that the new shares placed will be subject to clawback to the extent they are taken up under the open offer and (iii) HM Treasury agreed that, to the extent not placed or taken up under the open offer and subject to the terms and conditions set out in the Placing and Open Offer Agreement, HM Treasury will subscribe for such new shares itself at the issue price.

Pursuant to the terms of the Second Placing and Open Offer Agreement, the aggregate proceeds of the Second Placing and Open Offer were used in full to fund the redemption on Admission of the preference shares held by HM Treasury at 101 per cent. of their issue price (£5,050,000,000) together with the accrued dividend on the preference shares (from and including 1 December 2008 to but excluding the date of Admission) and the commissions payable to HM Treasury under the Second Placing and Open Offer Agreement.

In consideration of the provision of its services under the Second Placing and Open Offer Agreement, HM Treasury was paid (i) a commission of 0.5 per cent. of the aggregate value of the new shares at the issue price per new share payable on Admission and (ii) a further commission of 1 per cent. of the aggregate value of the new shares subscribed for by placees at the issue price per new share payable on Admission.

The company paid to each of HM Treasury, UBS and Merrill Lynch International all legal and other costs and expenses (properly incurred in the case of UBS and Merrill Lynch International) and those of HM Treasury’s financial advisers, incurred in connection with the Placing and Open Offer, the redemption of the preference shares or any arrangements referred to in the Second Placing and Open Offer Agreement.

The company also bore all costs and expenses relating to the Placing and Open Offer and the Preference Share Redemption, including (but not limited to) the fees and expenses of its professional advisers, the cost of preparation, advertising, printing and distribution of all documents connected with the Placing and Open Offer and the Preference Share Redemption, the listing fees of the FSA, any charges by CREST and the fees of the London Stock Exchange and Euronext.

On termination of appointment by UBS or Merrill Lynch International, the Second Placing and Open Offer Agreement will continue to be in force as between the non-terminating parties.

HM Treasury is entitled to novate its rights under the Second Placing and Open Offer Agreement to any entity that is owned, directly or indirectly, by HM Treasury.

The company has given certain representations and warranties and indemnities to each of HM Treasury, UBS and Merrill Lynch International under the Second Placing and Open Offer Agreement. The liabilities of the company are unlimited as to time and amount.

The company also gave HM Treasury the following undertakings:

•
to extend the lending commitments made to HM Treasury in the First Placing and Open Offer Agreement in respect of the UK mortgage and SME lending markets. These commitments will now also apply to the company’s lending to larger commercial and industrial companies in the United Kingdom; and

•	a commitment to increase the level at which competitively priced lending is made available and actively marketed by the Group in the United Kingdom by £6 billion.

RBS's commitments described above have been superseded by the Lending Commitments Letter pursuant to which RBS has agreed, among other things, to lend £16 billion above the amount RBS has budgeted to lend to UK businesses and £9 billion above the amount RBS has budgeted to lend to UK homeowners in the year commencing 1 March 2009, with a commitment to lend a similar levels in the year commencing 1 March 2010. Further information is set forth below.

Preference Share Subscription Agreement
Pursuant to a preference share subscription agreement effective as of 13 October 2008 between the company and HM Treasury, HM Treasury subscribed for, and the company allotted and issued to HM Treasury, the preference shares for a total consideration of £5 billion. The company and HM Treasury agreed that applications would be made to the UKLA for the preference shares to be admitted to the Official List and to the London Stock Exchange for the preference shares to be admitted to trading on the London Stock Exchange. Pursuant to the Preference Share Subscription Agreement, the company agreed to pay the costs and expenses of both parties in relation to the negotiation of the Preference Share Subscription Agreement and the subscription for, and allotment and issue of, the preference shares (including, without limitation, any stamp duty or stamp duty reserve tax). HM Treasury was entitled to novate its rights under the Preference Share Subscription Agreement to any entity that is owned, directly or indirectly, by HM Treasury.

The Preference Share Subscription Agreement was conditional on the First Placing and Open Offer Agreement becoming unconditional in accordance with its terms.

Subscription and Transfer Agreements
In connection with the First Placing and Open Offer, the company, Merrill Lynch International, UBS, Computershare and Encuentro Limited entered into several agreements dated 4 November 2008, in respect of the subscription and transfer of ordinary shares and redeemable preference shares in Encuentro Limited. Under the terms of these agreements:

•
the company and UBS and/or Merrill Lynch International agreed to acquire ordinary shares in Encuentro Limited and enter into put and call options in respect of the ordinary shares in Encuentro Limited subscribed for by UBS and/or Merrill Lynch that were exercisable if the Placing and Open Offer did not proceed;

•
Merrill Lynch International or UBS, as applicable, agreed to apply monies received from qualifying shareholders, placees or HM Treasury under the First Placing and Open Offer to subscribe for redeemable preference shares in Encuentro Limited to an aggregate value equal to such monies, after deduction of the amount of certain commissions and expenses; and

•
the company agreed to allot and issue the new shares to those persons entitled thereto in consideration of Merrill Lynch International or UBS, as applicable, transferring its holding of redeemable preference shares and ordinary shares in Encuentro Limited to the company.

Accordingly, instead of receiving cash as consideration for the issue of the new shares, at the conclusion of the First Placing and Open Offer the company owned the entire issued ordinary and redeemable preference share capital of Encuentro Limited whose only assets were its cash reserves, which represented an amount equivalent to the net proceeds of the First Placing and Open Offer. The company was able to utilise this amount equivalent to the First Placing and Open Offer net proceeds by exercising its right of redemption over the redeemable preference shares it held in Encuentro Limited.

Qualifying shareholders were not party to these arrangements and so did not acquire any direct right against Merrill Lynch International, UBS and Computershare pursuant to these arrangements. The company was responsible for enforcing the other parties’ obligations thereunder.

Pre-accession Commitments Letter

On 26 February 2009, the Royal Bank entered into a deed poll in favour of HM Treasury, pursuant to which the Royal Bank gave a series of undertakings, with immediate effect unless otherwise agreed, in relation to the provision of information and the management of the Proposed Assets in the period prior to the Royal Bank’s proposed accession to the APS.

The Royal Bank has undertaken to HM Treasury, among other things, to:

(i)           provide all such assistance and information and data as is reasonably requested which is pertinent to the implementation of the APS and the Royal Bank’s potential participation in the APS;

(ii)           provide, as soon as practicable, an indicative list of the Proposed Assets with a view to agreeing such list by 30 April 2009;

(iii)           provide, as promptly as practicable, information and data relating to the Proposed Assets reasonably requested for due diligence purposes and to provide certain other information concerning the RBS Group’s business and the financial performance and risk of the Proposed Assets;

(iv)           provide access to the RBS Group’s premises, books, records, senior executives, relevant personnel and professional advisers on reasonable terms;

(v)           consult with HM Treasury regarding the management and operations of the Proposed Assets and to ensure that the management of the Proposed Assets is in accordance with usual business practices and also without regard to the possible benefits under the APS;

(vi)           develop and, subject to market conditions, implement a liability management plan which is designed to enable the RBS Group to meet certain Core Tier 1 capital targets for 2009; and

(vii)           use best endeavours (giving regard to reasonable operational requirements) to maintain regular, adequate and effective monitoring, reporting, risk management and audit controls and procedures in order, among other things, to ensure that risks relating to key business processes which affect the Proposed Assets are identified, assessed and reported and are managed and mitigated appropriately.

In addition, the Royal Bank has agreed in principle that, if and only if the Royal Bank accedes to the APS, it will not claim, and will disclaim, certain UK tax losses and allowances arising to members of the RBS Group in respect of any accounting period ending on or after 31 December 2008, provided that this undertaking will not apply in respect of any such tax benefits arising in the earlier of (a) the first accounting period beginning more than five years after the relevant accession date and (b) the first accounting period beginning after the relevant accession date in which the RBS Group becomes profitable.

The Royal Bank has acknowledged that HM Treasury and the FSA propose to commence a consultation in relation to a Code of Remuneration Practice for banking institutions and has confirmed that it will comply with any such Code, and any other legal or regulatory requirements relating to remuneration policies, to which it becomes subject from time to time.

Lending Commitments Letter

On 26 February 2009, the Group entered into a deed poll in favour of certain UK Government departments under which it undertook to support lending to creditworthy borrowers in the UK in a commercial manner with effect from 1 March 2009. This lending commitment is a pre-requisite to the Group’s proposed participation in the APS and other Government backed schemes the objective of which is to reinforce the stability of the financial system and support the recovery of the economy.

Pursuant to this lending commitment, the Group has agreed to increase its lending in the 12 months commencing 1 March 2009 from its UK banking operations to UK businesses by £16 billion above the amount previously budgeted and to maintain in the 12 months commencing 1 March 2010 similar levels of lending to UK businesses as in the 12 months commencing 1 March 2009. Such additional lending is subject to the Group’s ordinary course pricing and other terms, and certain commercial, risk, credit and regulatory considerations.

The Group has also made a commitment to increase lending to homeowners, including first time buyers, in the United Kingdom. The Group has undertaken to increase its residential mortgage lending by at least £9 billion above the amount previously budgeted in the 12 months commencing 1 March 2009 and to maintain in the 12 months commencing 1 March 2010 similar levels of residential mortgage lending as in the 12 months commencing 1 March 2009 subject to adjustment of the commitments by the UK Government departments from time to time.

The Group’s compliance with its lending commitments will be subject to a monthly reporting process to the UK Government.

The Group has also made certain undertakings as regards marketing in support of its lending commitments and certain other matters relating to its business and residential lending practices and policies. The lending commitments made in the deed poll supersede the commitments given by the Group in the First Placing and Open Offer Agreement and the Second Placing and Open Offer Agreement.

These lending commitments will cease if the Group does not participate in the APS and Credit Guarantee Scheme by 1 June 2009 or will reduce if it participates in only one of the APS or Credit Guarantee Scheme prior to 1 June 2009.

FSA Listing Rules disclosure
With effect from 1 July 2008, the Group sold to Santander (a related party for the purposes of the FSA Listing Rules) its interests in the European Consumer Finance businesses in Germany and Austria for €306 million.

Shareholder information

274	Financial calendar
274	Shareholder enquiries
276	Capital gains tax
276	Analyses of ordinary shareholders
277	Trading market
280	Dividend history
282	Taxation for US Holders
285	Exchange controls
285	Memorandum and Articles of Association
285	Incorporation and registration
289	Code of ethics
289	Documents on display
290	Important addresses
290	Principal offices

Shareholder information

Financial calendar

Annual General Meeting	3 April 2009 at 1 pm Edinburgh International Conference Centre, The Exchange, Morrison Street, Edinburgh

Interim results	7 August 2009

Dividends
Payment dates:
Cumulative preference shares	29 May and 31 December 2009

Non-cumulative preference shares	31 March, 30 June, 30 September and 31 December 2009

Ex-dividend dates:
Cumulative preference shares	29 April 2009

Record dates:
Cumulative preference shares	1 May 2009

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

Warning to shareholders — boiler room scams
Over the last year, many companies have become aware that their shareholders have received unsolicited phone calls or correspondence concerning investment matters. These are typically from overseas based ‘brokers’ who target UK shareholders, offering to sell them what often turn out to be worthless or high risk shares in US or UK investments. These operations are commonly known as ‘boiler rooms’. These ‘brokers’ can be very persistent and extremely persuasive, and a 2006 survey by the Financial Services Authority (FSA) has reported that the average amount lost by investors is around £20,000.

It is not just the novice investor that has been duped in this way; many of the victims had been successfully investing for several years. Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free company reports. If you receive any unsolicited investment advice:

•	Make sure you get the correct name of the person and organisation;

•	Check that they are properly authorised by the FSA before getting involved by visiting www.fsa.gov.uk/register;

•	Report the matter to the FSA either by calling 0845 606 1234 or visiting www.moneymadeclear.fsa.gov.uk; and

•	If the calls persist, hang up.

Shareholder information continued

If you deal with an unauthorised firm, you will not be eligible to receive payment under the Financial Services Compensation Scheme. The FSA can be contacted by completing an online form at www.fsa.gov.uk/pages/doing/regulated/law/alerts/overseas.shtml

Details of any share dealing facilities that the company endorses will be included in company mailings.

More detailed information on this or similar activity can be found on the FSA website www.moneymadeclear.fsa.gov.uk

Shareholder information continued

Capital gains tax
For shareholders who held RBS ordinary shares at 31 March 1982, the market value of one ordinary share held was 103p. After adjusting for the following:

•	the 1 March 1985 rights issue;

•	the 1 September 1989 capitalisation issue;

•	the 12 July 2000 bonus issue of Additional Value Shares;

•	the 8 May 2007 bonus issue;

•	the 6 June 2008 rights issue;

•	the 15 September 2008 capitalisation issue; and

•	the basic entitlement under the 1 December 2008 open offer,

the adjusted 31 March 1982 base value of one ordinary share held currently is 73p.

For shareholders who held NatWest ordinary shares at 31 March 1982, the market value of one ordinary share held was 76.3p for shareholders who accepted the basic terms of the RBS offer. This takes account of the following:

•	the August 1984 rights issue of NatWest ordinary shares;

•	the June 1986 rights issue of NatWest ordinary shares;

•	the June 1989 bonus issue of NatWest ordinary shares;

•	the 12 July 2000 bonus issue of Additional Value Shares;

•	the 8 May 2007 bonus issue;

•	the 6 June 2008 rights issue;

•	the 15 September 2008 capitalisation issue; and

•	the basic entitlement under the 1 December 2008 open offer.

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

Analyses of ordinary shareholders at 31 December 2008

	Shareholdings	Number of shares — millions	%
Individuals	195,459	982.9	2.5
Banks and nominee companies	28,242	37,496.0	95.0
Investment trusts	179	7.0	—
Insurance companies	283	7.8	—
Other companies	2,131	893.6	2.3
Pension trusts	46	30.2	0.1
Other corporate bodies	88	38.5	0.1
	226,428	39,456.0	100.0

Range of shareholdings:
1 — 1,000	75,566	31.9	0.1
1,001 — 10,000	123,493	441.6	1.1
10,001 — 100,000	25,347	557.7	1.4
100,001 — 1,000,000	1,192	385.8	1.0
1,000,001 — 10,000,000	613	2,106.5	5.3
10,000,001 and over	217	35,932.5	91.1
	226,428	39,456.0	100.0

Shareholder information continued

Trading market

Non-cumulative dollar preference shares
On 26 March 1997, 8 February 1999, 30 September 2004, 26 August 2004, 19 May 2005, 9 November 2005, 25 May 2006, 27 December 2006, 28 June 2007, 27 September 2007 and 4 October 2007 the company issued the following American Depository Shares (ADSs) representing non-cumulative dollar preference shares of the company, in the United States, which were outstanding at 31 December 2008:

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

26,000,000 Series R (“Series R ADSs”) representing 26,000,000 non-cumulative dollar preference shares, Series R;

38,000,000 Series S (“Series S ADSs”) representing 38,000,000 non-cumulative dollar preference shares, Series S;

64,000,000 Series T (“Series T ADSs”) representing 64,000,000 non-cumulative dollar preference shares, Series T; and

15,000 Series U (“Series U ADSs”) representing 15,000 non-cumulative dollar preference shares, Series U.

Each of the respective ADSs set out above represents the right to receive one corresponding preference share, and is evidenced by an American Depository Receipt (ADR) and is listed on the New York Stock Exchange, a subsidiary of NYSE Euronext (NYSE).

The ADRs evidencing the ADSs above were issued pursuant to Deposit Agreements, among the company, The Bank of New York, as depository, and all holders from time-to-time of ADRs issued thereunder. Currently, there is no non-United States trading market for any of the non- cumulative dollar preference shares. All of the non-cumulative dollar preference shares are held by the depository, as custodian, in bearer form.

At 31 December 2008, there were 106 registered shareholders of Series F ADSs, 68 registered shareholders of Series H ADSs, 30 registered shareholders of Series L ADSs, 7 registered shareholders of Series M ADSs, 39 registered shareholders of Series N ADSs, 50 registered shareholders of Series P ADSs, 15 registered shareholders of Series Q ADSs, 2 registered shareholders of Series R ADSs, 3 registered shareholders of Series S ADSs, 29 registered shareholders of Series T ADSs and 1 registered shareholder of Series U ADSs.

PROs
In August 2001, the company issued US$1.2 billion of perpetual regulatory tier one securities (PROs) in connection with a public offering in the United States. The PROs are listed on the NYSE.

ADSs representing ordinary shares
In October 2007, the company listed ADSs, each representing one ordinary share, nominal value 25p each (or a right to receive one ordinary share), and evidenced by an ADR or uncertificated securities, on the NYSE. With effect from 7 November 2008, the ratio of one ADS representing one ordinary share changed to one ADS representing 20 ordinary shares. As of 31 December 2008, 12.9 million ADSs were outstanding. The ADSs were issued in connection with the company’s bid for the outstanding share capital of ABN AMRO Holding N.V.

The ADSs described in the above paragraph were issued pursuant to a Deposit Agreement, among the company, The Bank of New York Mellon, as Depository, and all owners and holders from time to time of ADSs issued thereunder. The ordinary shares of the company are listed and traded on the London Stock Exchange. All ordinary shares are deposited with the principal London office of The Bank of New York Mellon, as custodian for the Depository.

Shareholder information continued

The following table shows, for the periods indicated, the high and low sales prices for each of the outstanding ADSs representing non-cumulative dollar preference shares and PROs, as reported on the NYSE composite tape:

		Series F	Series H	Series L	Series M	Series N	Series P	Series Q	Series R	Series S	Series T	Series U
Figures in US$		ADSs	ADSs	ADSs	ADSs	ADSs	ADSs	ADSs	ADSs	ADSs	ADSs	ADSs	PROs(1)
By month
March 2009	High	7.35	6.31	5.97	6.00	5.85	6.00	6.18	6.00	6.00	6.34	22.50	28.00
	Low	3.00	2.77	2.21	2.63	2.55	2.43	2.64	2.37	2.58	2.78	10.50	21.00
February 2009	High	5.78	5.25	4.37	4.53	4.68	4.51	4.80	4.45	4.67	5.75	16.45	30.13
	Low	3.59	3.25	2.64	2.70	2.73	2.80	2.88	2.55	2.95	3.02	8.98	20.00
January 2009	High	14.19	12.99	10.89	12.25	11.75	11.50	12.18	11.30	11.84	13.51	43.96	56.03
	Low	3.35	3.17	2.51	2.73	2.80	2.68	3.00	2.67	2.94	3.80	12.49	25.00
December 2008	High	11.33	10.55	8.80	9.45	9.29	8.97	9.74	8.97	9.55	11.07	48.92	56.25
	Low	8.51	8.03	6.67	7.05	7.19	6.95	7.47	6.96	7.32	8.42	39.84	53.60
November 2008	High	13.34	13.40	10.37	10.84	11.30	10.71	11.34	10.32	11.15	12.36	52.91	69.74
	Low	8.60	6.75	5.50	6.00	6.48	5.70	5.64	5.50	6.00	6.40	46.89	55.25
October 2008	High	14.10	12.78	10.94	11.36	11.70	11.10	12.20	11.16	11.98	13.09	74.78	84.10
	Low	5.10	5.00	4.37	4.51	4.20	4.50	4.34	4.16	4.36	5.43	44.62	68.63

By quarter
2009: First quarter	High	14.19	12.99	10.89	12.25	11.75	11.50	12.18	11.30	11.84	13.51	43.96	56.03
	Low	3.00	2.77	2.21	2.63	2.55	2.43	2.64	2.37	2.58	2.78	8.98	20.00
2008: Fourth quarter	High	14.10	13.40	10.94	11.36	11.70	11.10	12.20	11.16	11.98	13.09	74.78	84.10
	Low	5.10	5.00	4.37	4.51	4.20	4.50	4.34	4.16	4.36	5.43	39.84	53.60
2008: Third quarter	High	24.00	22.11	17.31	19.36	19.29	18.76	20.49	18.32	20.06	22.42	92.03	96.30
	Low	8.39	7.00	4.74	8.49	5.98	5.24	5.80	5.40	6.25	8.00	74.34	83.82
2008: Second quarter	High	25.74	24.95	20.22	22.64	22.73	22.01	23.74	21.57	22.99	24.73	96.63	93.76
	Low	21.50	20.15	16.12	17.90	18.10	17.34	18.78	17.08	18.62	20.40	85.25	89.23
2008: First quarter	High	25.59	25.30	22.27	24.12	24.01	23.85	24.95	23.52	24.66	25.66	105.61	107.55
	Low	24.50	24.00	18.05	20.60	19.78	20.05	21.80	19.79	20.77	23.95	86.13	93.76
2007: Fourth quarter	High	25.85	25.50	21.34	23.23	23.10	22.89	24.80	22.54	24.11	25.48	107.98	109.95
	Low	23.60	22.70	17.90	19.68	19.50	19.25	20.71	18.96	20.26	22.61	98.34	100.49
2007: Third quarter	High	26.23	25.60	22.23	24.60	24.30	24.14	25.88	23.55	25.20	25.10	—	112.88
	Low	25.25	24.95	20.30	22.22	21.98	21.76	23.49	21.20	22.77	24.95	—	104.94
2007: Second quarter	High	26.50	25.78	24.36	25.88	25.67	25.78	26.40	25.35	25.00	—	—	118.15
	Low	25.39	25.10	21.80	24.10	23.81	23.51	24.95	23.30	24.75	—	—	110.17
2007: First quarter	High	25.76	25.85	24.75	25.99	25.75	25.83	26.91	25.50	—	—	—	122.07
	Low	25.26	25.21	24.02	25.50	25.35	25.25	26.08	24.79	—	—	—	115.81

By year
2008	High	25.74	25.30	22.27	24.12	24.01	23.85	24.95	23.52	24.66	25.66	105.61	107.55
	Low	5.10	5.00	4.37	4.51	4.20	4.50	4.34	4.16	4.36	5.43	39.84	53.60
2007	High	26.50	25.85	24.75	25.99	25.75	25.83	26.91	25.50	25.20	25.48	107.98	122.07
	Low	23.60	22.70	17.90	19.68	19.50	19.25	20.71	18.96	20.26	22.61	98.34	100.49
2006	High	27.25	25.95	24.62	26.08	25.96	26.07	26.76	—	—	—	—	122.23
	Low	25.29	25.01	21.15	23.58	23.32	22.76	24.67	—	—	—	—	106.06
2005	High	28.00	26.19	24.99	26.75	26.23	25.50	—	—	—	—	—	129.57
	Low	26.02	25.20	22.67	24.77	24.70	24.60	—	—	—	—	—	116.70
2004	High	28.45	25.87	24.68	26.16	—	—	—	—	—	—	—	125.14
	Low	25.65	24.45	23.51	25.13	—	—	—	—	—	—	—	110.58

Note:

(1)	Price quoted as a % of US$1,000 nominal.

Shareholder information continued

Ordinary shares
The following table shows, for the periods indicated, the high and low sales prices for the company’s ordinary shares on the London Stock Exchange, as derived from the Daily Official List of the UK Listing Authority and restated for the effect of the rights issue in June 2008 and the capitalisation issue in September 2008.

By month		£	By quarter		£	By year		£
March 2009	High	0.2660	2009: First quarter	High	0.5500	2008	High	3.7054
	Low	0.1900		Low	0.1030		Low	0.4140
February 2009	High	0.2900	2008: Fourth quarter	High	1.8620	2007	High	6.0208
	Low	0.1810		Low	0.4140		Low	3.3265
January 2009	High	0.5500	2008: Third quarter	High	2.4293	2006	High	5.5770
	Low	0.1030		Low	1.6098		Low	4.6559
December 2008	High	0.7010	2008: Second quarter	High	3.2156	2005	High	5.1081
	Low	0.4140		Low	2.0707		Low	4.2456
November 2008	High	0.6900	2008: First quarter	High	3.7054	2004	High	4.9155
	Low	0.4170		Low	2.5540		Low	4.0865
October 2008	High	1.8620	2007: Fourth quarter	High	4.7689
	Low	0.5680		Low	3.3265
			2007: Third quarter	High	5.3802
				Low	4.2581
			2007: Second quarter	High	5.7780
				Low	5.2169
			2007: First quarter	High	6.0208
				Low	5.4514

On 24 April 2009, the closing price of the ordinary shares on the London Stock Exchange was £0.3330, equivalent to $0.4894 per share translated at the Noon Buying Rate of $1.4697 per £1.00 on 24 April 2009.

ADSs
The following table shows, for the periods indicated, the high and low sales prices for the company’s ordinary ADSs, as reported on the NYSE composite tape and restated for the effect of the rights issue in June 2008 and the capitalisation issue in September 2008.

By month		US$	By quarter		US$	By year		US$
March 2009	High	7.69	2009: First quarter	High	16.70	2008	High	149.05
	Low	5.13		Low	3.33		Low	12.20
February 2009	High	7.83	2008: Fourth quarter	High	66.00	2007	High	189.25
	Low	5.10		Low	12.20		Low	141.18
January 2009	High	16.70	2008: Third quarter	High	93.85
	Low	3.33		Low	55.00
December 2008	High	20.75	2008: Second quarter	High	129.96
	Low	12.66		Low	83.71
November 2008	High	22.80	2008: First quarter	High	149.05
	Low	12.20		Low	105.18
October 2008	High	66.00	2007: Fourth quarter	High	189.25
	Low	18.00		Low	141.18

With effect from 7 November 2008, the ratio of one ADS representing one ordinary share changed to one ADS representing 20 ordinary shares. The prices in the table have been adjusted accordingly.

On 24 April 2009, the closing price of the ordinary ADSs on the New York Stock Exchange was $9.99.

Shareholder information continued

Dividend history

Preference and other non-equity dividends

	IFRS 2008				IFRS 2007		IFRS 2006		IFRS 2005
	Subordinated liabilities		Equity		Subordinated liabilities	Equity	Subordinated liabilities	Equity	Subordinated liabilities	Equity
Amount per share	$	£	$	£	£	£	£	£	£	£
Non-cumulative preference shares of US$0.01
– Series D (redeemed March 2006)	—	—			—		0.21		1.13
– Series E (redeemed January 2007)	—	—			0.04		1.10		1.12
– Series F	1.91	1.04			0.96		1.03		1.06
– Series G (redeemed January 2007)	—	—			0.04		1.00		1.02
– Series H	1.81	0.99			0.91		0.98		1.00
– Series I (redeemed March 2006)	—	—			—		0.20		1.10
– Series J (redeemed November 2005)	—	—			—		—		1.06
– Series K (redeemed January 2007)	—	—			0.04		1.06		1.09
– Series L	1.44	0.78			0.72		0.78		0.79
– Series M			1.60	0.89		0.80		0.87		0.88
– Series N			1.59	0.88		0.79		0.86		0.55
– Series P			1.56	0.87		0.78		0.85		0.13
– Series Q			1.69	0.94		0.84		0.53		—
– Series R			1.53	0.85		0.77		—		—
– Series S			1.65	0.92		0.41		—		—
– Series T			1.81	1.01		0.23		—		—
– Series U			7,555	3,935		—		—		—
Non-cumulative convertible preference shares of US$0.01
– Series 1	91.18	49.66			45.58		50.26		50.33
– Series 2 (redeemed March 2005)	—	—			—		—		11.60
– Series 3 (redeemed December 2005)	—	—			—		—		43.03
Non-cumulative convertible preference shares of €0.01
– Series 1 (redeemed March 2005)	—	—			—		—		11.54
Non-cumulative preference shares of €0.01
– Series 1			67.95	46.53		39.63		37.18		41.14
– Series 2			61.03	41.79		35.52		36.22		—
Non-cumulative convertible preference shares of £0.01
– Series 1	107.88	73.87			73.87		73.87		73.87

UK GAAP 2004
Amount per share	£
Non-cumulative preference shares of US$0.01
– Series D (redeemed March 2006)	1.11
– Series E (redeemed January 2007)	1.10
– Series F	1.04
– Series G (redeemed January 2007)	1.00
– Series H	0.98
– Series I (redeemed March 2006)	1.08
– Series J (redeemed November 2005)	1.15
– Series K (redeemed January 2007)	1.07
– Series L	0.19
– Series M	0.30
Non-cumulative convertible preference shares of US$0.01
– Series 1	49.05
– Series 2 (redeemed March 2005)	47.43
– Series 3 (redeemed December 2005)	41.74
Non-cumulative convertible preference shares of €0.01
– Series 1 (redeemed March 2005)	44.19
Non-cumulative preference shares of €0.01
– Series 1	3.45
Non-cumulative convertible preference shares of £0.01
– Series 1	73.87

Shareholder information continued

Ordinary dividends
Ordinary dividends per share for prior years in the table below have been restated for the effect of the rights issue in June 2008 and the capitalisation issue in September 2008.

	IFRS 2007	IFRS 2006	IFRS 2005
Amount per share and American Depository Shares (1)	pence	pence	pence
Interim	8.5	6.8	5.4
Final (2)	19.3	18.5	14.8
Total dividends on equity shares	27.8	25.3	20.2

UK GAAP 2004
Amount per share and American Depository Shares (1)	pence
Interim	4.7
Final (2)	11.5
Total dividends on equity shares	16.2

Notes:

(1)
Each American Depository Share represents 20 ordinary shares. The historical amounts listed in the table apply to the ordinary shares, as the American Depositary Shares were not issued until October 2007 as described above under Trading Market.

(2)	Final dividends for each year were proposed in the indicated year and paid in the following year.

In September 2008, the company issued new ordinary shares by way of a capitalisation issue rather than paying an interim dividend.

In December 2008, the company issued Series 2 non-cumulative preference shares of £1 each to HM Treasury, with an attached condition that no dividend is paid to ordinary shareholders until those preference shares are no longer in issue, unless otherwise agreed by HM Treasury. The company has reached agreement with HM Treasury to replace the Series 2 non-cumulative preference shares held by HM Treasury with new ordinary shares. Following redemption, the dividend restriction on ordinary shares will be removed. However, it is currently the Board’s intention not to pay any ordinary dividends for 2009.

For further information, see Notes 7 and 8 on the accounts.

Shareholder information continued

Taxation for US Holders
The following discussion summarises certain US federal and UK tax consequences of the acquisition, ownership and disposition of ordinary shares, non-cumulative dollar preference shares, ADSs representing ordinary shares (ordinary ADSs), ADSs representing non-cumulative dollar preference shares (preference ADSs) or PROs by a beneficial owner that is a citizen or resident of the United States or that otherwise will be subject to US federal income tax on a net income basis in respect of the ordinary shares, non-cumulative dollar preference shares, ordinary ADSs, preference ADSs or PROs (a US Holder). This summary assumes that a US Holder is holding ordinary shares, non-cumulative dollar preference shares, ordinary ADSs, preference ADSs or PROs, as applicable, as capital assets. This summary does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the UK for UK tax purposes or (ii) generally, that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the company.

The statements and practices set forth below regarding US and UK tax laws, including the US/UK double taxation convention relating to income and capital gains which entered into force on 31 March 2003 (the Treaty), and the US/UK double taxation convention relating to estate and gift taxes (the Estate Tax Treaty), are based on those laws and practices as in force and as applied in practice on the date of this report. This summary is not exhaustive of all possible tax considerations and holders are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US federal, state, local and other laws, and possible changes in taxation law, of the acquisition, ownership and disposition of ordinary shares, non-cumulative dollar preference shares, ordinary ADSs, preference ADSs or PROs by consulting their own tax advisers.

The following discussion assumes that the company is not, and will not become, a passive foreign investment company (PFIC) — see ‘Passive Foreign Investment Company Considerations’ on page 285.

Ordinary shares, preference shares, ordinary ADSs and preference ADSs

Taxation of dividends
For the purposes of the Treaty, the Estate Tax Treaty and the US Internal Revenue Code of 1986, as amended (the Code), US Holders of ordinary ADSs and preference ADSs should be treated as owners of the ordinary shares and the non-cumulative dollar preference shares underlying such ADSs.

The US Treasury has expressed concerns that parties to whom depositary receipts are released before shares are delivered to the depositary, or intermediaries, in the chain of ownership between US holders and the issuer of the security underlying the depositary receipts may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of depositary receipts. Such actions in connection with pre-release activity would also be inconsistent with the claiming of the reduced rate of US tax applicable to dividends received by certain non-corporate US holders. Accordingly, availability of the reduced tax rate for dividends received by certain non-corporate US holders of ordinary ADSs could be affected by actions taken by such parties or intermediaries.

The company is not required to withhold UK tax at source from dividend payments it makes or from any amount (including any amounts in respect of accrued dividends) distributed by the company. US Holders who are not resident or ordinarily resident in the UK and who do not carry on a trade, profession or vocation in the UK through a branch, agency or permanent establishment in connection with which their ordinary shares, non-cumulative preference shares, ordinary ADSs or preference ADSs are held, used or acquired will not be subject to UK tax in respect of any dividends received on the relevant shares or ADSs.

Distributions by the company will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the company, as determined for US federal income tax purposes. Because the company does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions will be reported to US Holders as dividends. Payments will not be eligible for the dividends-received deduction generally allowed to corporate US holders.

Subject to applicable limitations that may vary depending upon a holder’s individual circumstances, dividends paid to certain non- corporate US Holders in taxable years beginning before 1 January 2011 will be taxable at a maximum tax rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

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

Shareholder information continued

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

If a corporate US Holder is subject to UK corporation tax by reason of carrying on a trade in the UK through a permanent establishment and its non-cumulative dollar preference share or preference ADS is, or has been, used, held or acquired for the purposes of that permanent establishment, certain provisions introduced by the Finance (No. 2) Act 2005 will apply if the US Holder holds its non-cumulative dollar preference share or preference ADS for a ‘tax avoidance purpose’. If these provisions apply, dividends on the non-cumulative dollar preference share or preference ADS, as well as certain fair value credits and debits arising in respect of such share or ADS, will be brought within the charge to UK corporation tax on income and the UK tax position outlined in the preceding paragraphs will not apply in relation to such US Holder.

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

UK stamp duty and stamp duty reserve tax (SDRT)
The following is a summary of the UK stamp duty and SDRT consequences of transferring an ADS or ADR in registered form (otherwise than to the custodian on cancellation of the ADS) or of transferring an ordinary share or a non-cumulative dollar preference share. A transfer of a registered ADS or ADR executed and retained in the United States will not give rise to stamp duty and an agreement to transfer a registered ADS or ADR will not give rise to SDRT. Stamp duty or SDRT will normally be payable on or in respect of transfers of ordinary shares or non-cumulative dollar preference shares and accordingly any holder who acquires or intends to acquire ordinary shares or non-cumulative dollar preference shares is advised to consult its own tax advisers in relation to stamp duty and SDRT.

PROs
United States
Payments of interest on a PRO (including any UK withholding tax, as to which see below) will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the company, as determined for US federal income tax purposes. Payments will not be eligible for the dividends-received deduction generally allowed to corporate US holders. A US Holder who is entitled under the Treaty to a refund of UK tax, if any, withheld on a payment will not be entitled to claim a foreign tax credit with respect to such tax.

Subject to applicable limitations that may vary depending upon a holder’s individual circumstances, dividends paid to certain non- corporate US Holders in taxable years beginning before 1 January 2011 will be taxable at a maximum tax rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

In addition, bills have been introduced in both the US House and the US Senate which would have denied the favourable tax rates described in the preceding paragraph for dividends paid in respect of certain securities, including securities such as PROs, where the issuer of the securities is allowed a deduction under the tax laws of a foreign country with respect to such dividend. The proposed legislation would have applied to dividends received after the date of its enactment. It is not possible to predict whether similar legislation might be reintroduced and enacted in the future. Non-corporate US Holders should consult their tax advisers with respect to the potential enactment of proposed legislation and its application in their particular circumstances.

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

Shareholder information continued

A US Holder who is liable for both UK and US tax on gain recognised on the disposal of PROs will generally be entitled, subject to certain limitations, to credit the UK tax against its US federal income tax liability in respect of such gain.

United Kingdom
Taxation of payments on the PROs
Payments on the PROs will constitute interest rather than dividends for UK withholding tax purposes. However, the PROs will constitute ‘quoted eurobonds’ within the meaning of section 987 of the Income Tax Act 2007 and therefore payments of interest will not be subject to withholding or deduction for or on account of UK taxation as long as the PROs remain at all times listed on a ‘recognised stock exchange’ within the meaning of section 1005 of the Income Tax Act 2007. In all other cases, an amount must be withheld on account of UK income tax at the basic rate (currently 20%) subject to any direction to the contrary by HM Revenue & Customs under the Treaty and except that the withholding obligation is disapplied in respect of payments to persons who the company reasonably believes are within the charge to corporation tax or fall within various categories enjoying a special tax status (including charities and pension funds), or are partnerships consisting of such persons (unless HM Revenue & Customs directs otherwise). Where interest has been paid under deduction of UK withholding tax, US Holders may be able to recover the tax deducted under the Treaty.

Any paying agent or other person by or through whom interest is paid to, or by whom interest is received on behalf of an individual, may be required to provide information in relation to the payment and the individual concerned to HM Revenue & Customs. HM Revenue & Customs may communicate this information to the tax authorities of other jurisdictions.

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

Shareholder information continued

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

Passive Foreign Investment Company considerations
A foreign corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable ‘look-through rules’, either (i) at least 75% of its gross income is ‘passive income’ or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. The company does not believe that it was as a PFIC for its 2008 taxable year. Although interest income is generally passive income, a special rule allows banks to treat their banking business income as non-passive. To qualify for this rule, a bank must satisfy certain requirements regarding its licensing and activities. The company believes that it currently meets these requirements. The company’s possible status as a PFIC must be determined annually, however, and may be subject to change if the company fails to qualify under this special rule for any year in which a US Holder holds ordinary shares, non-cumulative dollar preference shares, ordinary ADSs, preference ADSs or PROs. If the company were to be treated as a PFIC in any year during which a US Holder holds ordinary shares, non-cumulative dollar preference shares, ordinary ADSs, preference ADSs or PROs, US Holders would generally be subject to adverse US federal income tax consequences. Holders should consult their own tax advisers as to the potential application of the PFIC rules to the ownership and disposition of the company’s ordinary shares, non-cumulative dollar preference shares, ordinary ADSs, preference ADSs or PROs.

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

Memorandum and Articles of Association
The following information is a summary of certain terms of the company’s Memorandum of Association (the “Memorandum”) and Articles of Association (the “Articles”) as in effect at the date of this Annual Report and certain relevant provisions of the Companies Act 1985, as amended (the “ 1985 Act”) and the Companies Act 2006 (the “2006 Act”) where appropriate and as relevant to the holders of any class of share. The Articles were last amended on 3 April 2009. The amendments to the Articles were designed to vary the class rights of HM Treasury in its capacity as the holder of non-cumulative sterling preference shares. The following summary description is qualified in its entirety by reference to the terms and provisions of the Memorandum and Articles. The Memorandum and Articles are registered with the Registrar of Companies of Scotland. Holders of any class of share are encouraged to read the full Memorandum and Articles, which have been filed as an exhibit to this annual report on Form 20-F.

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

Shareholder information continued

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

Shareholder information continued

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

Shareholder information continued

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

Redemption
Except as set forth in the following paragraph, unless the directors determine, prior to allotment of any particular series of non-cumulative preference shares, that such series shall be non-redeemable, the preference shares will be redeemable at the option of the company on any date (a “Redemption Date”) which (subject to certain exceptions described in the terms of such shares) falls no earlier than such date (if any) as may be fixed by the directors, prior to allotment of such shares.   Except as set forth in the following paragraph, on  redemption, there shall be paid on each non-cumulative preference share the aggregate of its nominal amount together with any premium paid on issue, where applicable a redemption premium and accruals of dividend.

Series 2 of the non-cumulative sterling preference shares may be redeemed at any time provided that the redemption is financed wholly by the proceeds of the issue of new ordinary shares pursuant to the placing and open offer agreement dated 19 January 2009 between the company and HM Treasury.  In such case, on redemption, there shall be paid on each non-cumulative sterling preference share the aggregate of 101 per cent of its liquidation preference amount and any dividend accrued thereon.

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

Shareholder information continued

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

Code of ethics
As discussed on page 128, the Group has adopted a code of conduct applicable to all Group employees, which will be provided to any person without charge, upon request, by contacting Group Secretariat at the telephone number listed on page 290.

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

Shareholder information continued

Important addresses

Shareholder enquiries
Registrar
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZZ
Telephone: 0870 702 0135
Facsimile: 0870 703 6009
Email: web.queries@computershare.co.uk

ADR Depositary Bank
BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh, PA 15252-8516
Telephone: 866 241 9317 (US callers)
Telephone: 201 680 6825 (International)
Email: shrrelations@bnymellon.com
Website: www.bnymellon.com/shareowner

Group Secretariat
The Royal Bank of Scotland Group plc
PO Box 1000
Business House F
Gogarburn
Edinburgh EH12 1HQ
Telephone: 0131 556 8555
Facsimile: 0131 626 3081

Investor Relations
280 Bishopsgate
London EC2M 4RB
Telephone: +44 (0)207 672 1758
Facsimile: +44 (0)207 672 1801
Email: investor.relations@rbs.com

Registered office
36 St Andrew Square
Edinburgh EH2 2YB
Telephone: 0131 556 8555
Registered in Scotland No. 45551

Website
www.rbs.com

Principal offices

The Royal Bank of Scotland Group plc
PO Box 1000 Gogarburn Edinburgh EH12 1HQ
Telephone: 0131 626 0000

The Royal Bank of Scotland plc
PO Box 1000 Gogarburn Edinburgh EH12 1HQ
280 Bishopsgate London EC2M 4RB

National Westminster Bank Plc
135 Bishopsgate London EC2M 3UR

Citizens
Citizens Financial Group, Inc.
One Citizens Plaza Providence Rhode Island 02903 USA

Ulster Bank
11-16 Donegall Square East Belfast BT1 5UB
George’s Quay Dublin 2

RBS Insurance
Direct Line House 3 Edridge Road Croydon Surrey CR9 1AG
Churchill Court Westmoreland Road Bromley Kent BR1 1DP

RBS Greenwich Capital
600 Steamboat Road
Greenwich Connecticut 06830 USA

Coutts Group
440 Strand London WC2R 0QS

Shareholder information continued

The Royal Bank of Scotland International Limited
Royal Bank House 71 Bath Street
St Helier Jersey Channel Islands JE4 8PJ

NatWest Offshore
23/25 Broad Street
St Helier Jersey Channel Islands JE4 8QJ

ABN AMRO Holding N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam The Netherlands

Exhibit Index

Exhibit Number	Description

1.1	Memorandum and Articles of Association of The Royal Bank of Scotland Group plc

2.1
Form of Deposit Agreement among The Royal Bank of Scotland Group plc, The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Receipts issued thereunder, incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 (Registration No. 333-144756) (filed on 20 July 2007)

2.2
Form of American Depositary Receipt for ordinary shares of the par value of £0.25 each incorporated by reference to Exhibit A of Exhibit 1 to the Registration Statement on Form F-6 (Registration No. 333-144756) (filed on 20 July 2007)

2.3
Letter dated May 12, 2008 from The Bank of New York Mellon as Depository to The Royal Bank of Scotland Group plc relating to the Prerelease of American Depository Receipts, incorporated by reference to Exhibit 2.3 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2007 (File No. 1-10306)

4.1	Service agreement for Stephen Hester

4.2	Service agreement amendment for Stephen Hester

4.3**	Service contract for Gordon Pell

4.4**	Service contract for Guy Whittaker

4.5***	Form of Deed of Indemnity for Directors

4.6
Consortium and Shareholders' Agreement, dated 28 May 2007, among The Royal Bank of Scotland Group plc, Banco Santander Central Hispano, S.A., Fortis N.V., Fortis SA/NV and RFS Holdings B.V. incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (Registration No. 333-144752) (filed on July 20, 2007)

4.7
Supplemental Consortium and Shareholders' Agreement dated 17 September 2007, supplementing the Consortium and Shareholders' Agreement dated 28 May 2007, among The Royal Bank of Scotland Group plc, Banco Santander, S.A., Fortis N.V., Fortis SA/NV and RFS Holdings B.V. incorporated by reference to Exhibit 99.(A)(5)(XXVI) to Amendment No. 9 to the Tender Offer Statement on Schedule TO filed on 18 September 2007

4.8
Amendment Agreement dated August 2008, relating to the Consortium and Shareholders' Agreement dated 28 May 2007, among The Royal Bank of Scotland Group plc, Banco Santander, S.A., Fortis N.V., Fortis SA/NV and, by accession, Fortis Nederland (Holding) N.V., and RFS Holdings B.V. (as supplemented and amended by a Supplemental Consortium and Shareholders’ Agreement dated 17 September 2007)

4.9	Deed of Accession dated December 2008 among The Royal Bank of Scotland Group plc, Banco Santander, S.A., Fortis Bank Nederland (Holding) N.V., The State of the Netherlands and RFS Holdings B.V.

4.10
Letter dated 28 May 2007 from Merrill Lynch International to The Royal Bank of Scotland plc incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (Registration No. 333-144752) (filed on July 20, 2007)

4.11
Purchase and Sale Agreement dated 22 April 2007 among ABN Amro Bank N.V. and Bank of America Corporation incorporated by reference to the Form 6-K filed by ABN Amro Holdings N.V. (Registration No. 001-14624) (filed on April 24, 2007)

4.12	Underwriting Agreement dated 22 April 2008 among The Royal Bank of Scotland Group plc, Goldman Sachs International, Merrill Lynch International, UBS Limited and The Royal Bank of Scotland plc

4.13	Share Purchase Agreement dated 13 June 2008 among The Royal Bank of Scotland Group plc and Willow Bidco Limited

4.14
Share Purchase Agreement dated 28 July 2008 among The Royal Bank of Scotland Group plc and Tesco plc relating to the sale and purchase of part of the issued share capital of Tesco Personal Finance Group Limited

Exhibit Number	Description

4.15	Placing and Open Offer Agreement dated 13 October 2008 among The Royal Bank of Scotland Group plc, UBS Limited, Merrill Lynch International and The Commissioners of Her Majesty’s Treasury

4.16	Preference Share Acquisition Agreement dated 13 October 2008 among The Commissioners of Her Majesty’s Treasury, The Royal Bank of Scotland Group plc and UBS Limited

4.17	Amendment Agreement dated 13 October 2008 among The Royal Bank of Scotland Group plc, UBS Limited, Merrill Lynch International and The Commissioners of Her Majesty’s Treasury

4.18	First Subscription and Transfer Agreement dated 4 November 2008 among UBS Limited, Merrill Lynch International, Encuentro Limited and The Royal Bank of Scotland Group plc

4.19	Second Subscription and Transfer Agreement dated 4 November 2008 among UBS Limited, Merrill Lynch International, Encuentro Limited and The Royal Bank of Scotland Group plc

4.20	Amendment Deed dated 28 November 2009 among UBS Limited, Merrill Lynch International, Encuentro Limited and The Royal Bank of Scotland Group plc

4.21	Second Placing and Open Offer Agreement dated 19 January 2009 among The Royal Bank of Scotland Group plc, UBS Limited, Merrill Lynch International and The Commissioners of Her Majesty’s Treasury

4.22	Pre-accession Commitments Deed poll dated 26 February 2009 by The Royal Bank of Scotland plc

4.23*	Lending Commitments Deed poll dated 26 February 2009 by The Royal Bank of Scotland plc

7.1	Explanation of ratio calculations

8.1	Principal subsidiaries of The Royal Bank of Scotland Group plc

12.1	CEO certification required by Rule 13a-14(a)

12.2	CFO certification required by Rule 13a-14(a)

13.1	Certification required by Rule 13a-14(b)

15.1	Consent of independent registered public accounting firm

*	Confidential treatment has been requested. Confidential materials have been redacted and separately filed with the SEC.

**	Previously filed and incorporated by reference to Exhibits 4.4 and 4.6, respectively to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2005 (file No. 1-10306).

***
Previously filed and incorporated by reference to Exhibit 4.11 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2006 (File No. 1-10306) except that the sentence “PROVIDED THAT this Indemnity is given subject to the provisions of Section 309A Company Act 1985” has been replaced with “PROVIDED THAT this Indemnity is given subject to the provisions of Section 234 Companies Act 2001”.

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

The Royal Bank of Scotland Group plc

Registrant

/s/ Guy Robert Whittaker

Guy Robert Whittaker
Group Finance Director

29 April 2009

Exhibit Index

Exhibit Number	Description

1.1	Memorandum and Articles of Association of The Royal Bank of Scotland Group plc

2.1
Form of Deposit Agreement among The Royal Bank of Scotland Group plc, The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Receipts issued thereunder, incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 (Registration No. 333-144756) (filed on 20 July 2007)

2.2
Form of American Depositary Receipt for ordinary shares of the par value of £0.25 each incorporated by reference to Exhibit A of Exhibit 1 to the Registration Statement on Form F-6 (Registration No. 333-144756) (filed on 20 July 2007)

2.3
Letter dated May 12, 2008 from The Bank of New York Mellon as Depository to The Royal Bank of Scotland Group plc relating to the Prerelease of American Depository Receipts, incorporated by reference to Exhibit 2.3 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2007 (File No. 1-10306)

4.1	Service agreement for Stephen Hester

4.2	Service agreement amendment for Stephen Hester

4.3**	Service contract for Gordon Pell

4.4**	Service contract for Guy Whittaker

4.5***	Form of Deed of Indemnity for Directors

4.6
Consortium and Shareholders' Agreement, dated 28 May 2007, among The Royal Bank of Scotland Group plc, Banco Santander Central Hispano, S.A., Fortis N.V., Fortis SA/NV and RFS Holdings B.V. incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (Registration No. 333-144752) (filed on July 20, 2007)

4.7
Supplemental Consortium and Shareholders' Agreement dated 17 September 2007, supplementing the Consortium and Shareholders' Agreement dated 28 May 2007, among The Royal Bank of Scotland Group plc, Banco Santander, S.A., Fortis N.V., Fortis SA/NV and RFS Holdings B.V. incorporated by reference to Exhibit 99.(A)(5)(XXVI) to Amendment No. 9 to the Tender Offer Statement on Schedule TO filed on 18 September 2007

4.8
Amendment Agreement dated August 2008, relating to the Consortium and Shareholders' Agreement dated 28 May 2007, among The Royal Bank of Scotland Group plc, Banco Santander, S.A., Fortis N.V., Fortis SA/NV and, by accession, Fortis Nederland (Holding) N.V., and RFS Holdings B.V. (as supplemented and amended by a Supplemental Consortium and Shareholders’ Agreement dated 17 September 2007)

4.9	Deed of Accession dated December 2008 among The Royal Bank of Scotland Group plc, Banco Santander, S.A., Fortis Bank Nederland (Holding) N.V., The State of the Netherlands and RFS Holdings B.V.

4.10
Letter dated 28 May 2007 from Merrill Lynch International to The Royal Bank of Scotland plc incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (Registration No. 333-144752) (filed on July 20, 2007)

4.11
Purchase and Sale Agreement dated 22 April 2007 among ABN Amro Bank N.V. and Bank of America Corporation incorporated by reference to the Form 6-K filed by ABN Amro Holdings N.V. (Registration No. 001-14624) (filed on April 24, 2007)

4.12	Underwriting Agreement dated 22 April 2008 among The Royal Bank of Scotland Group plc, Goldman Sachs International, Merrill Lynch International, UBS Limited and The Royal Bank of Scotland plc

4.13	Share Purchase Agreement dated 13 June 2008 among The Royal Bank of Scotland Group plc and Willow Bidco Limited

4.14
Share Purchase Agreement dated 28 July 2008 among The Royal Bank of Scotland Group plc and Tesco plc relating to the sale and purchase of part of the issued share capital of Tesco Personal Finance Group Limited

Exhibit Number	Description

4.15	Placing and Open Offer Agreement dated 13 October 2008 among The Royal Bank of Scotland Group plc, UBS Limited, Merrill Lynch International and The Commissioners of Her Majesty’s Treasury

4.16	Preference Share Acquisition Agreement dated 13 October 2008 among The Commissioners of Her Majesty’s Treasury, The Royal Bank of Scotland Group plc and UBS Limited

4.17	Amendment Agreement dated 13 October 2008 among The Royal Bank of Scotland Group plc, UBS Limited, Merrill Lynch International and The Commissioners of Her Majesty’s Treasury

4.18	First Subscription and Transfer Agreement dated 4 November 2008 among UBS Limited, Merrill Lynch International, Encuentro Limited and The Royal Bank of Scotland Group plc

4.19	Second Subscription and Transfer Agreement dated 4 November 2008 among UBS Limited, Merrill Lynch International, Encuentro Limited and The Royal Bank of Scotland Group plc

4.20	Amendment Deed dated 28 November 2009 among UBS Limited, Merrill Lynch International, Encuentro Limited and The Royal Bank of Scotland Group plc

4.21	Second Placing and Open Offer Agreement dated 19 January 2009 among The Royal Bank of Scotland Group plc, UBS Limited, Merrill Lynch International and The Commissioners of Her Majesty’s Treasury

4.22	Pre-accession Commitments Deed poll dated 26 February 2009 by The Royal Bank of Scotland plc

4.23*	Lending Commitments Deed poll dated 26 February 2009 by The Royal Bank of Scotland plc

7.1	Explanation of ratio calculations

8.1	Principal subsidiaries of The Royal Bank of Scotland Group plc

12.1	CEO certification required by Rule 13a-14(a)

12.2	CFO certification required by Rule 13a-14(a)

13.1	Certification required by Rule 13a-14(b)

15.1	Consent of independent registered public accounting firm

*	Confidential treatment has been requested. Confidential materials have been redacted and separately filed with the SEC.

**	Previously filed and incorporated by reference to Exhibits 4.4 and 4.6, respectively to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2005 (file No. 1-10306).

***
Previously filed and incorporated by reference to Exhibit 4.11 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2006 (File No. 1-10306) except that the sentence “PROVIDED THAT this Indemnity is given subject to the provisions of Section 309A Company Act 1985” has been replaced with “PROVIDED THAT this Indemnity is given subject to the provisions of Section 234 Companies Act 2001”.