Form 20-F/A
period 2008-12-31
ROYAL BANK OF SCOTLAND GROUP PLC
filed 2009-09-08
CIK 844150

As filed with the Securities and Exchange Commission on September 8, 2009

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
Yes ☐   No ☐

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F is filed solely to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed by The Royal Bank of Scotland Group plc (the “Company”) on April 29, 2009 (the “Form 20-F”) in order to refile Exhibit 4.23.  Exhibit 4.23 is a Lending Commitments Deed Poll dated February 26, 2009 by The Royal Bank of Scotland plc.  Portions of Exhibit 4.23 were redacted and filed separately with the Securities Exchange Commission pursuant to a request for confidential treatment.  The purpose of this Amendment No. 1 to Form 20-F is to replace Exhibit 4.23 with a new version in which certain of the information previously redacted is now included without redaction.  Exhibit 4.23 to this Amendment No. 1 to Form 20-F supersedes and replaces the corresponding exhibit originally filed with the Form 20-F. Certain other portions of this new version of Exhibit 4.23 will continue to be redacted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

This Amendment No. 1 to Form 20-F, including revised Exhibit 4.23, speaks as of the date of the initial filing of the Form 20-F.  Other than as described above, this Amendment No. 1 to Form 20-F does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

Exhibit Index

Exhibit Number	Description

1.1†	Memorandum and Articles of Association of The Royal Bank of Scotland Group plc

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

4.1†	Service agreement for Stephen Hester

4.2†	Service agreement amendment for Stephen Hester

4.3**	Service contract for Gordon Pell

4.4**	Service contract for Guy Whittaker

4.5***	Form of Deed of Indemnity for Directors

4.6
Consortium and Shareholders' Agreement, dated 28 May 2007, among The Royal Bank of Scotland Group plc, Banco Santander Central Hispano, S.A., Fortis N.V., Fortis SA/NV and RFS Holdings B.V. incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (Registration No. 333-144752) (filed on July 20, 2007)

4.7†
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

4.8†
Amendment Agreement dated August 2008, relating to the Consortium and Shareholders' Agreement dated 28 May 2007, among The Royal Bank of Scotland Group plc, Banco Santander, S.A., Fortis N.V., Fortis SA/NV and, by accession, Fortis Nederland (Holding) N.V., and RFS Holdings B.V. (as supplemented and amended by a Supplemental Consortium and Shareholders’ Agreement dated 17 September 2007)

4.9†	Deed of Accession dated December 2008 among The Royal Bank of Scotland Group plc, Banco Santander, S.A., Fortis Bank Nederland (Holding) N.V., The State of the Netherlands and RFS Holdings B.V.

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

4.12†	Underwriting Agreement dated 22 April 2008 among The Royal Bank of Scotland Group plc, Goldman Sachs International, Merrill Lynch International, UBS Limited and The Royal Bank of Scotland plc

4.13†	Share Purchase Agreement dated 13 June 2008 among The Royal Bank of Scotland Group plc and Willow Bidco Limited

4.14†
Share Purchase Agreement dated 28 July 2008 among The Royal Bank of Scotland Group plc and Tesco plc relating to the sale and purchase of part of the issued share capital of Tesco Personal Finance Group Limited

Exhibit Number	Description

4.15†	Placing and Open Offer Agreement dated 13 October 2008 among The Royal Bank of Scotland Group plc, UBS Limited, Merrill Lynch International and The Commissioners of Her Majesty’s Treasury

4.16†	Preference Share Acquisition Agreement dated 13 October 2008 among The Commissioners of Her Majesty’s Treasury, The Royal Bank of Scotland Group plc and UBS Limited

4.17†	Amendment Agreement dated 13 October 2008 among The Royal Bank of Scotland Group plc, UBS Limited, Merrill Lynch International and The Commissioners of Her Majesty’s Treasury

4.18†	First Subscription and Transfer Agreement dated 4 November 2008 among UBS Limited, Merrill Lynch International, Encuentro Limited and The Royal Bank of Scotland Group plc

4.19†	Second Subscription and Transfer Agreement dated 4 November 2008 among UBS Limited, Merrill Lynch International, Encuentro Limited and The Royal Bank of Scotland Group plc

4.20†	Amendment Deed dated 28 November 2009 among UBS Limited, Merrill Lynch International, Encuentro Limited and The Royal Bank of Scotland Group plc

4.21†	Second Placing and Open Offer Agreement dated 19 January 2009 among The Royal Bank of Scotland Group plc, UBS Limited, Merrill Lynch International and The Commissioners of Her Majesty’s Treasury

4.22†	Pre-accession Commitments Deed poll dated 26 February 2009 by The Royal Bank of Scotland plc

4.23*	Lending Commitments Deed poll dated 26 February 2009 by The Royal Bank of Scotland plc

7.1†	Explanation of ratio calculations

8.1†	Principal subsidiaries of The Royal Bank of Scotland Group plc

12.1****	CEO certification required by Rule 13a-14(a)

12.2****	CFO certification required by Rule 13a-14(a)

13.1†	Certification required by Rule 13a-14(b)

15.1†	Consent of independent registered public accounting firm

*	Confidential treatment has been requested. Confidential materials have been redacted and separately filed with the SEC.

**	Previously filed and incorporated by reference to Exhibits 4.4 and 4.6, respectively to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2005 (file No. 1-10306).

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

****	Filed herewith.

†	Incorporated by reference to exhibits filed with the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2008 (File No. 1-10306).

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

The Royal Bank of Scotland Group plc

Registrant

/s/ Guy Robert Whittaker

Guy Robert Whittaker
Chief Financial Officer

September 8, 2009

Exhibit Index

Exhibit Number	Description

1.1†	Memorandum and Articles of Association of The Royal Bank of Scotland Group plc

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

4.1†	Service agreement for Stephen Hester

4.2†	Service agreement amendment for Stephen Hester

4.3**	Service contract for Gordon Pell

4.4**	Service contract for Guy Whittaker

4.5***	Form of Deed of Indemnity for Directors

4.6
Consortium and Shareholders' Agreement, dated 28 May 2007, among The Royal Bank of Scotland Group plc, Banco Santander Central Hispano, S.A., Fortis N.V., Fortis SA/NV and RFS Holdings B.V. incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (Registration No. 333-144752) (filed on July 20, 2007)

4.7†
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

4.8†
Amendment Agreement dated August 2008, relating to the Consortium and Shareholders' Agreement dated 28 May 2007, among The Royal Bank of Scotland Group plc, Banco Santander, S.A., Fortis N.V., Fortis SA/NV and, by accession, Fortis Nederland (Holding) N.V., and RFS Holdings B.V. (as supplemented and amended by a Supplemental Consortium and Shareholders’ Agreement dated 17 September 2007)

4.9†	Deed of Accession dated December 2008 among The Royal Bank of Scotland Group plc, Banco Santander, S.A., Fortis Bank Nederland (Holding) N.V., The State of the Netherlands and RFS Holdings B.V.

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

4.12†	Underwriting Agreement dated 22 April 2008 among The Royal Bank of Scotland Group plc, Goldman Sachs International, Merrill Lynch International, UBS Limited and The Royal Bank of Scotland plc

4.13†	Share Purchase Agreement dated 13 June 2008 among The Royal Bank of Scotland Group plc and Willow Bidco Limited

4.14†
Share Purchase Agreement dated 28 July 2008 among The Royal Bank of Scotland Group plc and Tesco plc relating to the sale and purchase of part of the issued share capital of Tesco Personal Finance Group Limited

Exhibit Number	Description

4.15†	Placing and Open Offer Agreement dated 13 October 2008 among The Royal Bank of Scotland Group plc, UBS Limited, Merrill Lynch International and The Commissioners of Her Majesty’s Treasury

4.16†	Preference Share Acquisition Agreement dated 13 October 2008 among The Commissioners of Her Majesty’s Treasury, The Royal Bank of Scotland Group plc and UBS Limited

4.17†	Amendment Agreement dated 13 October 2008 among The Royal Bank of Scotland Group plc, UBS Limited, Merrill Lynch International and The Commissioners of Her Majesty’s Treasury

4.18†	First Subscription and Transfer Agreement dated 4 November 2008 among UBS Limited, Merrill Lynch International, Encuentro Limited and The Royal Bank of Scotland Group plc

4.19†	Second Subscription and Transfer Agreement dated 4 November 2008 among UBS Limited, Merrill Lynch International, Encuentro Limited and The Royal Bank of Scotland Group plc

4.20†	Amendment Deed dated 28 November 2009 among UBS Limited, Merrill Lynch International, Encuentro Limited and The Royal Bank of Scotland Group plc

4.21†	Second Placing and Open Offer Agreement dated 19 January 2009 among The Royal Bank of Scotland Group plc, UBS Limited, Merrill Lynch International and The Commissioners of Her Majesty’s Treasury

4.22†	Pre-accession Commitments Deed poll dated 26 February 2009 by The Royal Bank of Scotland plc

4.23*	Lending Commitments Deed poll dated 26 February 2009 by The Royal Bank of Scotland plc

7.1†	Explanation of ratio calculations

8.1†	Principal subsidiaries of The Royal Bank of Scotland Group plc

12.1****	CEO certification required by Rule 13a-14(a)

12.2****	CFO certification required by Rule 13a-14(a)

13.1†	Certification required by Rule 13a-14(b)

15.1†	Consent of independent registered public accounting firm

*	Confidential treatment has been requested. Confidential materials have been redacted and separately filed with the SEC.

**	Previously filed and incorporated by reference to Exhibits 4.4 and 4.6, respectively to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2005 (file No. 1-10306).

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

****	Filed herewith.

†	Incorporated by reference to exhibits filed with the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2008 (File No. 1-10306).