Form 20-F/A
period 2010-12-31
ROYAL BANK OF SCOTLAND GROUP PLC
filed 2011-07-20
CIK 844150

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________

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

☐  Yes      ☒  No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F is filed solely to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed by The Royal Bank of Scotland Group plc (the “Group”) on March 31, 2011 (the “Form 20-F”) in order to refile Exhibits 4.21 and 4.22.

Exhibit 4.21 is an amendment (the “Amendment”) dated June 30, 2010 to the Purchase and Sale Agreement dated February 16, 2010, by and among J.P. Morgan Ventures Energy Corporation, a Delaware corporation, Sempra Energy, a California corporation, The Royal Bank of Scotland plc, a public limited company incorporated in Scotland, Sempra Energy Trading LLC, a Delaware limited liability company. Portions of Exhibit 4.21 were redacted and filed separately with the Securities Exchange Commission pursuant to a request for confidential treatment.  The purpose of this Amendment No. 1 to Form 20-F is to replace Exhibit 4.21 with an unredacted version of the Amendment. Exhibit 4.21 to this Amendment No. 1 to Form 20-F supersedes and replaces the corresponding exhibit originally filed with the Form 20-F.

Exhibit 4.22 is the Sale and Purchase Agreement dated August 4, 2010 among The Royal Bank of Scotland plc, a public limited company incorporated in Scotland, National Westminster Bank plc, National Westminster Home Loans Limited and Santander UK plc. Portions of Exhibit 4.22 were redacted and filed separately with the Securities Exchange Commission pursuant to a request for confidential treatment.  The purpose of this Amendment No. 1 to Form 20-F is to replace Exhibit 4.22 with a new version in which certain of the information previously redacted is now included without redaction.  Exhibit 4.22 to this Amendment No. 1 to Form 20-F supersedes and replaces the corresponding exhibit originally filed with the Form 20-F. Certain other portions of this new version of Exhibit 4.22 will continue to be redacted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

This Amendment No. 1 to Form 20-F, including revised Exhibits 4.21 and 4.22, speaks as of the date of the initial filing of the Form 20-F.  Other than as described above, this Amendment No. 1 to Form 20-F does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

Exhibit Index

Exhibit Number	Description
1.1 †††	Memorandum and Articles of Association of The Royal Bank of Scotland Group plc
2.1 †	Form of Deposit agreement among The Royal Bank of Scotland Group plc, The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Receipts issued thereunder
2.2 ‡	Form of American Depositary Receipt for ordinary shares of the par value of £0.25 each
2.3 §	Letter dated May 12, 2008 from The Bank of New York Mellon as Depository to The Royal Bank of Scotland Group plc relating to the Prerelease of American Depository Receipts
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
4.20++†††
Purchase and Sale Agreement dated 16 February 2010 in connection with the sale by RBS Sempra Commodities JV, a joint venture owned by the Royal Bank and Sempra Energy, of its metals, oils and European energy business lines

4.21	Amendment to the Purchase and Sale Agreement dated 30 June 2010
4.22***	Sale and Purchase Agreement dated 4 August 2010 among The Royal Bank of Scotland plc, National Westminster Bank plc, National Westminster Home Loans Limited and Santander UK plc
4.23***†††	Transfer Agreement dated 6 August 2010 among the Bank and Ship Bidco Limited.
4.24 †††	First Supplement to UK Asset Protection Scheme dated 27 August 2010
4.25***†††	Second Supplement to UK Asset Protection Scheme dated 20 December 2010
4.26 †††	Third Supplement to UK Asset Protection Scheme dated 10 February 2011
4.27***++†††
Purchase and Sale Agreement dated 20 September 2010 in connection with the sale by RBS Sempra Commodities JV of its Sempra Energy Solutions business line by and among Noble Americas Gas & Power Corp., RBS Sempra Commodities LLP, Sempra Energy and The Royal Bank of Scotland plc

4.28***++†††
Transfer Agreement dated 7 October 2010 in connection with the sale by RBS Sempra  Commodities JV of its commodities trading North American Power and Gas business by and among J.P. Morgan Ventures Energy Corporation, RBS Sempra Commodities LLP, Sempra Energy Trading LLC, Sempra Energy and The Royal Bank of Scotland plc

4.29***†††	Amendment Agreement dated 29 November 2010 among The Royal Bank of Scotland plc, Worldpay (UK) Limited, Worldpay Ecommerce Limited and Ship US Bidco, Inc.

4.30***†††	Amended and Restated Investment Agreement relating to Ship Luxco Holding & Cy. S.C.A. dated 29 November 2010
7.1 †††	Explanation of ratio calculations
8.1 †††	Principal subsidiaries of The Royal Bank of Scotland plc
12.1	CEO certification required by Rule 13a-14(a)
12.2	CFO certification required by Rule 13a-14(a)
13.1 †††	Certification required by Rule 13a-14(b)
15.1 †††	Consent of independent registered public accounting firm

†	Previously filed and incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 (Registration No. 333-144756) (filed on 20 July 2007)
‡	Previously filed and incorporated by reference to Exhibit A of Exhibit 1 to the Registration Statement on Form F-6 (Registration No. 333-144756) (filed on 20 July 2007)
§	Previously filed and incorporated by reference to Exhibit 2.3 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2007 (File No. 1-10306)
*
Previously filed and incorporated by reference to Exhibit 4.1, 4.2, 4.8, 4.9, 4.21 and 4.22, respectively, to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2008 (file No. 1-10306)

**
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

***	Confidential treatment has been requested. Confidential materials have been redacted and separately filed with the SEC.
‡‡	Previously filed and incorporated by reference to Exhibit 4.23 to the Group’s Annual Report on Form 20-F/A for the fiscal year ended 31 December 2008 (File No. 1-10306)
§§
Previously filed and incorporated by reference to Exhibit 4.3, 4.19, 4.20, 4.21, 4.22, 4.23, 4.24, 4.25, 4.26, 4.27 and 4.28, respectively, to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2009 (File No. 1-10306)

++
The exhibits and schedules to this agreement has not been filed, but the table of contents (that is included in the agreement) briefly identifies the contents of such omitted exhibits and schedules. The Royal Bank of Scotland Group plc hereby agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any such omitted exhibits and schedules.

†††
Previously filed and incorporated by reference to Exhibit 1.1, 4.20, 4.23, 4.24, 4.25, 4.26, 4.27, 4.28, 4.29, 4.30, 7.1, 8.1, 13.1 abd 15.1, respectively, to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2010 (File No. 1-10306)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

The Royal Bank of Scotland Group plc
Registrant

/s/ Bruce Van Saun
________________________
Bruce Van Saun
Group Finance Director

July 20, 2011