Form 20-F
period 2011-12-31
ROYAL BANK OF SCOTLAND GROUP PLC
filed 2012-03-27
CIK 844150

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-10306

THE ROYAL BANK OF SCOTLAND GROUP plc
 (Exact name of Registrant as specified in its charter)

United Kingdom
(Jurisdiction of incorporation)

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
American Depositary Shares, each representing 20 ordinary shares, nominal value £0.25 per share
Ordinary shares, nominal value £0.25 per share
American Depositary Shares Series F, H, L, M, N, P, Q, R, S, T and U each representing one Non-Cumulative Dollar Preference Share, Series F, H, L, M, N, P, Q, R, S, T and U respectively
Dollar Perpetual Regulatory tier one securities, Series 1
Senior Floating Rate Notes due 2013
3.400% Senior Notes due 2013
3.250% Senior Notes due 2014
3.950% Senior Notes due 2015
4.875% Senior Notes due 2015
4.375% Senior Notes due 2016
5.625% Senior Notes due 2020
6.125% Senior Notes due 2021

New York Stock Exchange

New York Stock Exchange*
New York Stock Exchange

New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
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

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

_______________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

_______________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2011, the close of the period covered by the annual report:

(Title of each class)	(Number of outstanding shares)
Ordinary shares of 25 pence each
B Shares
Dividend Access Share
11% cumulative preference shares
5½% cumulative preference shares
Non-cumulative dollar preference shares, Series F, H and L to U
Non-cumulative convertible dollar preference shares, Series 1
Non-cumulative euro preference shares, Series 1 to 3
Non-cumulative convertible sterling preference shares, Series 1
Non-cumulative sterling preference shares, Series 1

59,228,412,207 51,000,000,000 1 500,000 400,000 209,609,154 64,772 2,044,418 14,866 54,442

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

☐   Item 17        ☐   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes        ☒  No

SEC Form 20-F cross reference guide

Item	Item Caption	Pages

PART I
1	Identity of Directors, Senior Management and Advisers	Not applicable

2	Offer Statistics and Expected Timetable	Not applicable

3	Key Information Selected financial data Capitalisation and indebtedness Reasons for the offer and use of proceeds Risk factors	8-9, 350-352, 386-387, 394, 424-425 Not applicable Not applicable 7, 405-418

4	Information on the Company	12-16, 57, 74-165, 323-324, 327-328, 332-333, 386-394
	History and development of the Company Business overview Organisational structure Property, plant and equipment	4-6, 257-259, 334-335, 430, 451 4-6, 257-259, 370-375, 395-398 4-5 332-333, 398

4A	Unresolved Staff Comments	Not applicable

5	Operating and Financial Review and Prospects Operating results Liquidity and capital resources	6, 8-57, 325-326, 395-397 56-57, 68-91, 299-323, 325-328, 332-333, 351-352, 360, 368-369, 393-394

	Research and development, patents, licences etc Trend information Off balance sheet arrangements Contractual obligations	Not applicable 4-7, 405-418 82-85, 359-360 74-81, 353-356

6	Directors, Senior Management and Employees Directors and senior management Compensation Board practices Employees Share ownership	211-214 232-253, 288-296, 376 216-225, 230-231, 247-253, 261 25, 258, 288-290 250-251, 262

7	Major Shareholders and Related Party Transactions Major shareholders Related party transactions Interests of experts and counsel	261, 398 377-378 Not applicable

8	Financial Information Consolidated statements and other financial information Significant changes	257, 264-384, 425 5, 378

Item	Item Caption	Pages

9	The Offer and Listing Offer and listing details Plan of distribution Markets Selling shareholders Dilution Expenses of the issue	423-424 Not applicable 422 Not applicable Not applicable Not applicable

10
Additional Information
Share capital
Memorandum and articles of association
Material contracts
Exchange controls
Taxation
Dividends and paying agents
Statement of experts
Documents on display
Subsidiary information
Not applicable 430-438 398-403 429 426-429 Not applicable Not applicable 439 Not applicable

11	Quantitative and Qualitative Disclosure about Market Risk	58-207, 299-320, 325-326

12	Description of Securities other than Equity Securities	404

PART II

13	Defaults, Dividend Arrearages and Delinquencies	Not applicable

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable

15	Controls and Procedures	223-225, 265

16	[Reserved]

A Audit Committee financial expert
B Code of ethics
C Principal Accountant Fees and services
D Exemptions from the Listing Standards for Audit Committees
E Purchases of Equity Securities by the
F Change in Registrant’s Certifying Accountant
G Corporate Governance
H Mine Safety Disclosure
221-225 259 221-225, 296 Not applicable Not applicable Not applicable 216-220 Not applicable

PART III
17	Financial Statements	Not applicable

18	Financial Statements	264-384

19	Exhibits	452-455

	Signature	456

Form 20-F

2	Presentation of information
3	Forward-looking statements
4	Description of business
5	Recent developments
6	Competition
7	Risk factors
8	Key financials
9	Summary consolidated income statement
9	Results summary
12	Analysis of results
23	Divisional performance
53	Consolidated balance sheet
56	Cash flow
57	Capital resources
58	Risk and balance sheet management
58	Introduction
68	Balance sheet management
68	- Capital management
74	- Liquidity and funding risk
89	- Interest rate risk
91	- Structural foreign currency exposures
91	- Equity risk
92	Risk management
92	- Credit risk
166	- Country risk
187	- Market risk
194	- Insurance risk
194	- Operational risk
197	- Compliance risk
202	- Reputational risk
202	- Business risk
203	- Pension risk
205	Asset Protection Scheme

Presentation of information

In this document and unless specified otherwise, the term ‘company’ or ‘RBSG’ means The Royal Bank of Scotland Group plc, ‘RBS’, ‘RBS Group’ or the ‘Group’ means the company and its subsidiaries, ‘the Royal Bank’ means The Royal Bank of Scotland plc and ‘NatWest’ means National Westminster Bank Plc.

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

International Financial Reporting Standards
As required by the Companies Act 2006 and Article 4 of the European Union IAS Regulation, the consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (together ‘IFRS’). They also comply with IFRS as issued by the IASB.

RBS Holdings N.V. (formerly ABN AMRO Holding N.V.)
In 2007, RFS Holdings B.V., which was jointly owned by the Group, the Dutch State (successor to Fortis) and Santander (together, the “Consortium Members”) completed the acquisition of ABN AMRO Holding N.V.

On 6 February 2010, the businesses of ABN AMRO Holding N.V. acquired by the Dutch State were legally demerged to a newly established company, ABN AMRO Bank N.V., which on 1 April 2010 was transferred to ABN AMRO Group N.V., itself owned by the Dutch State. Following legal separation, RBS Holdings N.V. (formerly ABN AMRO Holding N.V.) has one operating subsidiary, The Royal Bank of Scotland N.V. (“RBS N.V.”), a fully operational bank within the Group. RBS N.V. is independently rated and regulated by the Dutch Central Bank. Certain assets within RBS N.V. continue to be shared by the Consortium Members.

On 19 April 2011, the Group announced the proposed transfers of a substantial part of the business activities of RBS N.V. to the Royal Bank. Subject to, among other matters, regulatory and other approvals and procedures, it is expected that the transfers will be implemented on a phased basis over a period ending 31 December 2013. A large part of the transfers is expected to have taken place by the end of 2012.

On 17 October 2011, the Group completed the transfer of a substantial part of the UK activities of RBS N.V. to the Royal Bank pursuant to Part VII of the UK Financial Services and Markets Act 2000.

Approximately 98% of the issued share capital of RFS Holdings B.V. is held by the Group.

Non-GAAP financial information
The directors manage the Group’s performance by class of business, before certain reconciling items, as is presented in the segmental analysis on pages 371 to 375 (the “managed basis”). Discussion of the Group’s performance focuses on the managed basis as the Group believes that such measures allow a more meaningful analysis of the Group’s financial condition and the results of its operations. These measures are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Reconciliations of these non-GAAP measures are presented throughout this document or in the segmental analysis on pages 371 to 375. These non-GAAP financial measures are not a substitute for GAAP measures. Furthermore, RBS has divided its operations into “Core” and “Non- Core”. Certain measures disclosed in this document for Core operations and used by RBS management are non-GAAP financial measures as they represent a combination of all reportable segments with the exception of Non-Core. In addition, RBS has further divided parts of the Core business into “Retail & Commercial” consisting of the UK Retail, UK Corporate, Wealth, Global Transaction Services, Ulster Bank and US Retail & Commercial divisions. This is a non GAAP financial measure. Lastly, the Basel III net stable funding ratio (see page 81) represents a non-GAAP financial measure given it is a metric that is not yet required to be disclosed by a government, governmental authority or self-regulatory organisation.

Glossary
A glossary of terms is provided on pages 440 to 447.

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

In particular, this document includes forward-looking statements relating, but not limited to: the Group’s restructuring plans, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets (RWAs), return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; certain ring-fencing proposals; sustainability targets; the Group’s future financial performance; the level and extent of future impairments and write-downs, including sovereign debt impairments; the protection provided by the Asset Protection Scheme (APS); and the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the ability to access sufficient sources of liquidity and funding; the recommendations made by the Independent Commission on Banking (ICB) and their potential implications; the ability to implement strategic plans on a timely basis, or at all, including the disposal of certain Non-Core assets and assets and businesses required as part of the State Aid restructuring plan; organisational restructuring, including any adverse consequences of a failure to transfer, or delay in transferring, certain business assets and liabilities from RBS N.V. to RBS; the full nationalisation of the Group or other resolution procedures under the Banking Act 2009; deteriorations in borrower and counterparty credit quality; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the United States; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; litigation and regulatory investigations; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group’s operations) in the United Kingdom, the United States and other countries in which the Group operates or a change in United Kingdom Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; impairments of goodwill; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the Group; insurance claims; reputational risk; the ability to access the contingent capital arrangements with HM Treasury; the participation of the Group in the APS and the effect of the APS on the Group’s financial and capital position; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

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

Description of business
Introduction
The Royal Bank of Scotland Group plc is the holding company of a large global banking and financial services group. Headquartered in Edinburgh, the Group operates in the United Kingdom, the United States and internationally through its principal subsidiaries, the Royal Bank and NatWest. Both the Royal Bank and NatWest are major UK clearing banks. In the United States, the Group's subsidiary Citizens is a large commercial banking organisation. Globally, the Group has a diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers.

Following the placing and open offers in December 2008 and in April 2009, HM Treasury owned approximately 70.3% of the enlarged ordinary share capital of the company. In December 2009, the company issued a further £25.5 billion of new capital to HM Treasury. This new capital took the form of B shares, which do not generally carry voting rights at general meetings of ordinary shareholders but are convertible into ordinary shares and qualify as Core Tier 1 capital. Following the issuance of the B shares, HM Treasury's holding of ordinary shares of the company remained at 70.3% although its economic interest rose to 84.4%.

At 31 December 2011, HM Treasury’s holding in the company’s ordinary shares was 66.9% and its economic interest was 82.2%.

The Group had total assets of £1,506.9 billion and owners' equity of
£74.8 billion at 31 December 2011. The Group's risk asset ratios at 31 December 2011, were a Total capital ratio of 13.8%, a Core Tier 1 capital ratio of 10.6% and a Tier 1 capital ratio of 13.0%.

Organisational structure and business overview
The Group’s activities are organised on a divisional basis as follows:

UK Retail offers a comprehensive range of banking products and related financial services to the personal market. It serves customers through a number of channels including: the RBS and NatWest network of branches and ATMs in the United Kingdom, telephony, online and mobile. UK Retail remains committed to delivering ‘Helpful and Sustainable’ banking and to the commitments set out in its Customer Charter - the results of which are externally assessed and published every six months.

UK Corporate is a leading provider of banking, finance and risk management services to the corporate and SME sector in the United Kingdom. It offers a full range of banking products and related financial services through a nationwide network of relationship managers, and also through telephone and internet channels. The product range includes asset finance through the Lombard brand.

Wealth provides private banking and investment services in the UK through Coutts & Co and Adam & Company, offshore banking through RBS International, NatWest Offshore and Isle of Man Bank, and international private banking through Coutts & Co Ltd.

Global Transaction Services (GTS) ranks among the top tier of global transaction banks, offering payments, cash and liquidity management, trade finance and commercial card products and services. Through the network and extensive partner bank agreements, GTS is able to support and connect customers across 128 countries.

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

Global Banking & Markets (GBM) is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt and equity financing, risk management and investment services to its customers. The division is organised along six principal business lines: money markets; rates flow trading; currencies; equities; credit and mortgage markets; and portfolio management & origination.

RBS Insurance provides a wide range of general insurance products to consumers through a number of well known brands including; Direct Line, Churchill and Privilege. It also provides insurance services for third party brands, through its UKI Partnerships business. In the commercial sector, its NIG and Direct Line for Business operations provide insurance products for businesses via brokers or direct respectively. Through its international division, RBS Insurance sells general insurance, mainly motor, in Germany and Italy. In addition to insurance services, RBS Insurance continues to provide support and reassurance to millions of UK motorists through its Green Flag breakdown recovery service and Tracker stolen vehicle recovery and telematics business. On 15 February 2012, a new corporate brand, Direct Line Group, was announced.

To comply with EC State Aid requirements, the Group has agreed to dispose of RBS Insurance.  It continues to be reported as a separate operating segment rather than within the Non-Core division as its business is distinct from the activities of the Non-Core division.

Central Functions comprises Group and corporate functions, such as treasury, funding and finance, risk management, legal, communications and human resources. The Centre manages the Group's capital resources and Group-wide regulatory projects and provides services to the operating divisions.

Business review continued

Non-Core division manages separately assets that the Group intends to run off or dispose of. The division contains a range of businesses and asset portfolios primarily from the GBM division, higher risk profile asset portfolios including excess risk concentrations, and other illiquid portfolios. It also includes a number of other portfolios and businesses including regional markets businesses that the Group has concluded are no longer strategic.

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

Organisational change
In January 2012, the Group announced changes to its wholesale banking operations in light of a changed market and regulatory environment.  The changes will see the reorganisation of the Group’s wholesale businesses into ‘Markets’ and ‘International Banking’ and the exit and downsizing of selected activities.  The changes will ensure the wholesale businesses continue to deliver against the Group’s strategy.

The changes will include an exit from cash equities, corporate brokering, equity capital markets and mergers and acquisitions businesses.  Significant reductions in balance sheet, funding requirements and cost base in the remaining wholesale businesses will be implemented.

Existing GBM and GTS divisions will be reorganised as follows:

•
The ‘Markets’ business will maintain its focus on fixed income, with strong positions in debt capital raising, securitisation, risk management, foreign exchange and rates. It will serve the corporate and institutional clients of all Group businesses.

•
GBM's corporate banking business will combine with the international businesses of our GTS arm into a new ‘International Banking’ unit and provide clients with a 'one-stop shop' access to the Group’s debt financing, risk management and payments services. This international corporate business will be self-funded through its stable corporate deposit base.

•
The domestic small and mid-size corporates currently served within GTS will be managed within RBS's domestic corporate banking businesses in the UK, Ireland (Ulster Bank) and the US (US Retail & Commercial).

Our wholesale business will be retaining its international footprint to ensure that it can serve our customers' needs globally. We believe, that despite current challenges to the sector, wholesale banking services can play a central role in supporting cross border trade and capital flows, financing requirements and risk management and we remain committed to this business.

Going forward the Group will comprise the following segments:

•	Retail and Commercial
- UK Retail
- UK Corporate
- Wealth
- US Retail & Commercial
- Ulster Bank
- International Banking
•	Markets
•	RBS Insurance
•	Group Centre
•	Core
•	Non-Core

Business divestments
To comply with EC State Aid requirements the Group agreed a series of restructuring measures to be implemented over a four year period from December 2009. This supplements the measures in the Strategic Plan previously announced by the Group. These include divesting RBS Insurance, 80.01% of GMS (completed in 2010) and substantially all of RBS Sempra Commodities JV business (largely completed in 2010), as well as divesting the RBS branch-based business in England and Wales and the NatWest branches in Scotland, along with the Direct SME customers across the UK.

Recent developments
Liability management: Exchange offer
On 28 February 2012, The Royal Bank of Scotland plc announced an invitation to offer to exchange certain Canadian Dollar, Australian Dollar, US Dollar, Euro and Swiss Franc denominated subordinated notes for new Canadian Dollar, Australian Dollar, US Dollar, Euro and Swiss Franc denominated subordinated notes, due 2022 and callable 2017. The new notes, other than the Australian Dollar denominated new notes, were issued on 16 March 2012, and the Australian Dollar denominated new notes were issued on 19 March 2012, in each case under the £90,000,000,000 Euro Medium Term Note Programme of The Royal Bank of Scotland plc and The Royal Bank of Scotland Group plc.

National Loan Guarantee Scheme
On 20 March 2012, RBS agreed to participate in the National Loan Guarantee Scheme (the Scheme), pursuant to which The Commissioners of Her Majesty’s Treasury (HM Treasury) have agreed to unconditionally and irrevocably guarantee the due payment of all sums due and payable by RBS under any senior unsecured notes issued by RBS in accordance with the terms of the Scheme in respect of which HM Treasury issues a Guarantee Certificate (as defined in a deed of guarantee dated 20 March 2012 (the “Deed of Guarantee”)). The Guarantor’s obligations in that respect, are contained in the Deed of Guarantee, the form of which is available at www.dmo.gov.uk.

2012 Budget
In the Budget statement on 21 March 2012, the Chancellor of the Exchequer announced a further reduction of 1% in the rate of corporation tax such that the rate will fall by 2% from 26% to 24% in April 2012, to 23% in April 2013 and to 22% in April 2014.

It was also announced in the Budget statement that the full rate of the bank levy will increase to 0.105 per cent. from 1 January 2013.

Business review continued

Competition
The Group faces strong competition in all the markets it serves. Banks’ balance sheets have strengthened whilst loan demand has been subdued as many customers have sought to delever and the UK economy has remained weak. Competition for retail deposits remains intense as institutions continue to target strong and diverse funding platforms for their balance sheets.

Competition for corporate and institutional customers in the UK is from UK banks and from large foreign financial institutions who are also active and offer combined investment and commercial banking capabilities. In asset finance, the Group competes with banks and specialist asset finance providers, both captive and non-captive. In European and Asian corporate and institutional banking markets the Group competes with the large domestic banks active in these markets and with the major international banks.

In the small business banking market, the Group competes with other UK clearing banks, specialist finance providers and building societies.

In the personal banking segment, the Group competes with UK clearing banks and building societies, major retailers and life assurance companies. In the mortgage market, the Group competes with UK clearing banks and building societies. The ambitions of non-traditional players in the UK market remain strong, with new entrants active and potentially seeking to build their platforms by acquiring businesses made available through restructuring of incumbents. The Group distributes life assurance products to banking customers in competition with independent advisors and life assurance companies.

In the UK credit card market large retailers and specialist card issuers are active in addition to the UK banks. In addition to physical distribution channels, providers compete through direct marketing activity and the internet.

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

In the United States, Citizens competes in the New England, Mid-Atlantic and Mid-West retail and mid-corporate banking markets with local and regional banks and other financial institutions. The Group also competes in the US in large corporate lending and specialised finance markets, and in fixed-income trading and sales. Competition is principally with the large US commercial and investment banks and international banks active in the US. The economic recovery in the US is proving weaker than expected and loan demand is weak in Citizens’ markets.

Business review continued

Risk factors

Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Risk and balance sheet management section of the Business review (pages 58 to 207). This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included on pages 405 to 418.

•
The Group’s businesses, earnings and financial condition have been and will continue to be affected by geopolitical conditions, the global economy, the instability in the global financial markets and increased competition. Together with a perceived increased risk of default on the sovereign debt of certain European countries and unprecedented stresses on the financial system within the eurozone, these factors have resulted in significant changes in market conditions including interest rates, foreign exchange rates, credit spreads, and other market factors and consequent changes in asset valuations.

•
The Group’s ability to meet its obligations’ including its funding commitments, depends on the Group’s ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise could adversely affect the Group’s financial condition. Furthermore, the Group’s borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and the UK Government’s credit ratings.

•
The Independent Commission on Banking has published its final report on competition and possible structural reforms in the UK banking industry. The Government has indicated that it supports and intends to implement the recommendations substantially as proposed which could have a material adverse effect on the Group.

•
The Group’s ability to implement its Strategic Plan depends on the success of its efforts to refocus on its core strengths and its balance sheet reduction programme. As part of the Group’s Strategic Plan and implementation of the State Aid restructuring plan agreed with the European Commission and HM Treasury, the Group is undertaking an extensive restructuring which may adversely affect the Group’s business, results of operations and financial condition and give rise to increased operational risk and may impair the Group’s ability to raise new Tier 1 capital due to restrictions on its ability to make discretionary dividend or coupon payments on certain securities.

•
The occurrence of a delay in the implementation of (or any failure to implement) the approved proposed transfers of a substantial part of the business activities of RBS N.V. to the Royal Bank may have a material adverse effect on the Group.

•
The Group or any of its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures and various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the Group’s businesses.

•
The actual or perceived failure or worsening credit of the Group’s counterparties or borrowers and depressed asset valuations resulting from poor market conditions have adversely affected and could continue to adversely affect the Group.

•
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

•	The Group’s insurance businesses are subject to inherent risks involving claims on insured events.

•
The Group’s business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements, including those arising out of Basel III implementation (globally or by European or UK authorities), or if the Group is unable to issue Contingent B Shares to HM Treasury under certain circumstances.

•	The Group could fail to attract or retain senior management, which may include members of the Group Board, or other key employees, and it may suffer if it does not maintain good employee relations.

•
Any significant developments in regulatory or tax legislation could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

•
The Group is subject to substantial regulation and oversight, and any significant regulatory or legal developments could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition.  In addition, the Group is, and may be, subject to litigation and regulatory investigations that may impact its business, results of operations and financial condition.

•	Operational and reputational risks are inherent in the Group’s operations.

•
The Group may be required to make contributions to its pension schemes and government compensation schemes, either of which may have an adverse impact on the Group’s results of operations, cash flow and financial condition.

•
As a result of the UK Government’s majority shareholding in the Group it can, and in the future may decide to, exercise a significant degree of influence over the Group including on dividend policy, modifying or cancelling contracts or limiting the Group’s operations. The offer or sale by the UK Government of all or a portion of its shareholding in the company could affect the market price of the equity shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of the Group from the Official List.

Business review continued

Key financials
for the year ended 31 December	2011 £m	2010 £m	2009 £m
Total income	28,937	31,868	33,026
Operating loss before tax	(766)	(399)	(2,647)
Loss attributable to ordinary and B shareholders	(1,997)	(1,125)	(3,607)
Cost:income ratio	62%	57%	52%
Basic loss per ordinary and B share from continuing operations (pence)	(1.8p)	(0.5p)	(6.3p)

at 31 December	2011 £m	2010 £m	2009 £m
Funded balance sheet (1)	977,249	1,026,499	1,255,032
Total assets	1,506,867	1,453,576	1,696,486
Loans and advances to customers	515,606	555,260	728,393
Deposits	611,759	609,483	756,346
Owners' equity	74,819	75,132	77,736
Risk asset ratios	- Core Tier 1	10.6%	10.7%	11.0%
	- Tier 1	13.0%	12.9%	14.1%
	- Total	13.8%	14.0%	16.1%
Note:
(1)	Funded balance sheet represents total assets less derivatives.

Overview of results
The results of RFS Holdings B.V., the entity that acquired ABN AMRO, are fully consolidated in the Group’s financial statements. The interests of the State of the Netherlands and Santander in RFS Holdings are included in non-controlling interests. Legal separation of ABN AMRO Bank N.V. took place on 1 April 2010. As a result, RBS presents the interests of the Consortium Members in ABN AMRO as discontinued operations.

Summary consolidated income statement
for the year ended 31 December 2011
	2011	2010	2009
	£m	£m	£m
Net interest income	12,679	14,209	13,388
Fees and commissions receivable	6,384	8,193	8,738
Fees and commissions payable	(1,460)	(2,211)	(2,790)
Other non-interest income	7,078	6,549	8,424
Insurance net premium income	4,256	5,128	5,266
Non-interest income	16,258	17,659	19,638
Total income	28,937	31,868	33,026
Operating expenses	(18,026)	(18,228)	(17,417)
Profit before insurance net claims and impairment losses	10,911	13,640	15,609
Insurance net claims	(2,968)	(4,783)	(4,357)
Impairment losses	(8,709)	(9,256)	(13,899)
Operating loss before tax	(766)	(399)	(2,647)
Tax (charge)/credit	(1,250)	(634)	429
Loss from continuing operations	(2,016)	(1,033)	(2,218)
Profit/(loss) from discontinued operations, net of tax	47	(633)	(105)
Loss for the year	(1,969)	(1,666)	(2,323)
Non-controlling interests	(28)	665	(349)
Other owners’ dividends	—	(124)	(935)
Loss attributable to ordinary and B shareholders	(1,997)	(1,125)	(3,607)

Basic loss per ordinary and B share from continuing operations	(1.8p)	(0.5p)	(6.3p)

Results summary
2011 compared with 2010
Operating profit
Group operating loss before tax for the year was £766 million compared with £399 million in 2010.  Group operating profit on a managed basis was £1,892 million compared with £1,913 million in 2010.  Adjusting for the impact of the disposal of GMS in 2010, which recorded an operating profit of £207 million, Group operating profit on a managed basis was up 11%. The improvement was driven by a strong Retail & Commercial (R&C) operating performance and the return to profit of RBS Insurance. Ulster Bank and GBM faced more difficult conditions, leaving total Core operating profit on a managed basis at £6,095 million. Non-Core operating loss in 2011 was 24% lower compared with 2010, despite the acceleration of disposals in the second half of the year.

Total income
Total income fell by 9% to £28,937 million, primarily reflecting lower net interest income, lower trading income in GBM and Non-Core and a fall in insurance net premium income.

Net interest income
Group net interest income fell 11% to £12,679 million largely driven by the run-off of balances and exit of higher margin and higher risk segments in Non-Core. Group NIM was 14 basis points lower, reflecting the cost of carrying a higher liquidity portfolio and by the impact of non-performing assets in the Non-Core division. However, R&C NIM was up 7 basis points, with strengthening asset margins in the first half of the year offsetting the impact of a competitive deposit market.

Non-interest income
Non-interest income decreased to £16,258 million from £17,659 million in 2010. This included movements in the fair value of the Asset Protection Scheme resulting in a £906 million charge (2010 - £1,550 million), gain on redemption of own debt of £255 million (2010 - £553 million) and a gain on movements in the fair value of own debt of £1,846 million (2010 - £174 million gain). Excluding these items, non-interest income was down 19% primarily reflecting a reduction in income from trading activities and lower net fees and commissions.

Business review continued

Operating expenses
Operating expenses decreased to £18,026 million (2010 - £18,228 million). Operating expenses on a managed basis fell to £15,478 million from £16,710 million in 2010.

This decrease was primarily driven by cost savings achieved as a result of the cost reduction programme and Non-Core run-off, largely reflecting the disposal of RBS Sempra and specific country exits. Staff costs fell 9%, driven by lower GBM variable compensation as a result of its decrease in revenues, and in Non-Core, given the impact of a 32% reduction in headcount and continued business disposals and country exits.

The Group cost:income ratio was 62% in 2011 compared with 57% in 2010.

Net insurance claims
Bancassurance and general insurance claims, after reinsurance, reduced by 38% to £2,968 million.

General insurance claims were £1,730 million lower, mainly due to the non-repeat of bodily injury reserve strengthening in 2010, de-risking of the motor book, more benign weather in 2011 and claims in Non-Core decreasing as legacy policies ran-off.

Impairment losses
Impairment losses were £8,709 million compared with £9,256 million in 2010, with Core loan impairments falling by £260 million and Non-Core by £1,557 million, despite continuing challenges in Ulster Bank and corporate real estate portfolios, partially offset by an impairment of £1,099 million and interest rate hedge adjustments on impaired available-for-sale Greek government bonds of £169 million.

Risk elements in lending represented 8.6% of gross loans and advances to customers excluding reverse repos at 31 December 2011
(2010 - 7.3%).

Provision coverage of risk elements in lending was 49% (2010 - 47%).

Tax
The tax charge was £1,250 million in 2011, compared with £634 million in 2010. The high tax charge in the year reflects profits in high tax regimes (principally US) and losses in low tax regimes (principally Ireland), losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland and the Netherlands) and the effect of the two reductions of 1% in the rate of UK corporation tax enacted in March 2011 and July 2011 on the net deferred tax balance.

Earnings
Basic loss per ordinary and B share from continuing operations increased from a loss of 0.5p to a loss of 1.8p.

Business review continued

Results summary continued
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

Total income
Total income decreased 4% to £31,868 million in 2010 reflecting the return to more normal levels in Global Banking & Markets compared with the favourable market conditions seen in 2009.  This was offset by good growth in Core Retail & Commercial and the improvement in Non-Core.

Net interest income
Net interest income increased by 6% to £14,209 million, reflecting improvements in net interest margin which more than offset lower interest-earning assets and interest-bearing liabilities. Group net interest margin increased from 1.83% to 2.06% largely reflecting expanding asset margins in UK Retail and UK Corporate divisions as well as in US Retail & Commercial. The run-off of low-yielding Non-Core assets also contributed to this increase. The Group net interest margin was also affected by increased funding costs.

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

Impairment losses
Impairment losses were £9,256 million compared with £13,899 million in 2009, with Core impairments falling by £898 million and Non-Core by £3,745 million. The decrease reflects an overall improvement in the economic environment. Impairments fell in all businesses, except Ulster Bank, which has faced an economic environment that remains challenging.

Risk elements in lending and potential problem loans represented 7.4% of gross loans and advances to customers excluding reverse repos at 31 December 2010 (2009 - 5.5%).

Provision coverage of risk elements in lending and potential problem loans was 46% (2009 - 45%).

Tax
The Group recorded a tax charge of £634 million in 2010, compared with a tax credit of £429 million in 2009.

Earnings
Basic loss per ordinary and B share from continuing operations improved from a loss of 6.3p to a loss of 0.5p.

Business review continued

Analysis of results
Net interest income
	2011	2010	2009
	£m	£m	£m
Interest receivable	21,410	22,776	33,836
Interest payable	(8,731)	(8,567)	(17,332)
Net interest income	12,679	14,209	16,504

	%
Gross yield on interest-earning assets of the banking business (1)	3.24	3.30	3.76
Cost of interest-bearing liabilities of the banking business	(1.68)	(1.47)	(2.18)
Interest spread of the banking business (2)	1.56	1.83	1.58
Benefit from interest-free funds	0.36	0.23	0.25
Net interest margin of the banking business (3)	1.92	2.06	1.83

Yields, spreads and margins of the banking business	%	%	%
Gross yield (1)
- Group	3.24	3.30	3.76
- UK	3.56	3.42	3.35
- Overseas	2.77	3.15	4.09
Interest spread (2)
- Group	1.56	1.83	1.58
- UK	1.81	2.01	1.50
- Overseas	1.22	1.59	1.67
Net interest margin (3)
- Group	1.92	2.06	1.83
- UK	2.07	2.22	1.81
- Overseas	1.70	1.84	1.85

The Royal Bank of Scotland plc base rate (average)	0.50	0.50	0.64
London inter-bank three month offered rates (average)
- Sterling	0.87	0.70	1.21
- Eurodollar	0.33	0.34	0.69
- Euro	1.36	0.75	1.21

Notes:
(1)	Gross yield is the interest earned on average interest-earning assets of the banking book.
(2)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.
(3)	Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.
(4)	The analysis into UK and overseas has been compiled on the basis of location of office.
(5)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Business review continued

Average balance sheet and related interest

		2011			2010
		Average Balance	Interest	Rate	Average balance	Interest	Rate
		£m	£m	%	£m	£m	%
Assets
Loans and advances to banks	- UK	31,994	293	0.92	22,714	222	0.98
	- Overseas	41,840	404	0.97	30,148	369	1.22
Loans and advances to customers	- UK	294,301	12,105	4.11	310,712	11,989	3.86
	- Overseas	171,979	5,864	3.41	195,858	6,900	3.52
Debt securities	- UK	62,231	1,449	2.33	66,765	1,459	2.19
	- Overseas	58,773	1,295	2.20	63,334	1,837	2.90
Interest-earning assets	- UK	388,526	13,847	3.56	400,191	13,670	3.42
	- Overseas	272,592	7,563	2.77	289,340	9,106	3.15
Total interest-earning assets	- banking business	661,118	21,410	3.24	689,531	22,776	3.30
	- trading business	278,975			276,330
Interest-earning assets		940,093			965,861
Non-interest-earning assets (5)		595,062			706,343
Total assets		1,535,155			1,672,204

Percentage of assets applicable to overseas operations		40.2%			44.0%

Liabilities
Deposits by banks	- UK	17,224	242	1.41	21,816	334	1.53
	- Overseas	47,371	740	1.56	59,799	999	1.67
Customer accounts: demand deposits	- UK	112,522	664	0.59	120,796	621	0.51
	- Overseas	43,177	483	1.12	39,127	607	1.55
Customer accounts: savings deposits	- UK	76,719	1,177	1.53	68,142	935	1.37
	- Overseas	25,257	130	0.51	25,587	213	0.83
Customer accounts: other time deposits	- UK	39,672	481	1.21	39,934	431	1.08
	- Overseas	33,971	594	1.75	43,996	914	2.08
Debt securities in issue	- UK	108,406	2,606	2.40	111,277	2,212	1.99
	- Overseas	42,769	765	1.79	72,175	1,065	1.48
Subordinated liabilities	- UK	16,874	470	2.79	19,442	398	2.05
	- Overseas	5,677	270	4.76	8,714	19	0.22
Internal funding of trading business	- UK	(40,242)	149	(0.37)	(41,451)	(140)	0.34
	- Overseas	(8,783)	(40)	0.46	(6,864)	(41)	0.60
Interest-bearing liabilities	- UK	331,175	5,789	1.75	339,956	4,791	1.41
	- Overseas	189,439	2,942	1.55	242,534	3,776	1.56
Total interest-bearing liabilities	- banking business	520,614	8,731	1.68	582,490	8,567	1.47
	- trading business (5)	307,564			293,993
Interest-bearing liabilities		828,178			876,483
Non-interest-bearing liabilities:
Demand deposits	- UK	46,495			46,692
	- Overseas	19,909			23,994
Other liabilities (5)		565,534			648,129
Owners' equity		75,039			76,906
Total liabilities and owners' equity		1,535,155			1,672,204

Percentage of liabilities applicable to overseas operations		37.1%			41.7%

For notes relating to this table refer to page 12.

Business review continued

Average balance sheet and related interest continued

		2009
		Average balance	Interest	Rate
		£m	£m	%
Assets
Loans and advances to banks	- UK	21,616	310	1.43
	- Overseas	32,367	613	1.89
Loans and advances to customers	- UK	333,230	11,940	3.58
	- Overseas	376,382	16,339	4.34
Debt securities	- UK	52,470	1,414	2.69
	- Overseas	84,822	3,220	3.80
Interest-earning assets	- UK	407,316	13,664	3.35
	- Overseas	493,571	20,172	4.09
Total interest-earning assets	- banking business	900,887	33,836	3.76
	- trading business (5)	291,092
Interest-earning assets		1,191,979
Non-interest-earning assets		831,501
Total assets		2,023,480

Percentage of assets applicable to overseas operations		47.4%

Liabilities
Deposits by banks	- UK	24,837	679	2.73
	- Overseas	104,396	2,362	2.26
Customer accounts: demand deposits	- UK	110,294	569	0.52
	- Overseas	82,177	1,330	1.62
Customer accounts: savings deposits	- UK	54,270	780	1.44
	- Overseas	83,388	2,114	2.54
Customer accounts: other time deposits	- UK	68,625	932	1.36
	- Overseas	71,315	2,255	3.16
Debt securities in issue	- UK	116,536	2,830	2.43
	- Overseas	117,428	2,500	2.13
Subordinated liabilities	- UK	26,053	834	3.20
	- Overseas	12,468	656	5.26
Internal funding of trading business	- UK	(60,284)	(317)	0.53
	- Overseas	(14,845)	(192)	1.29
Interest-bearing liabilities	- UK	340,331	6,307	1.85
	- Overseas	456,327	11,025	2.42
Total interest-bearing liabilities	- banking business	796,658	17,332	2.18
	- trading business (5)	331,380
Interest-bearing liabilities		1,128,038
Non-interest-bearing liabilities:
Demand deposits	- UK	38,220
	- Overseas	27,149
Other liabilities (5)		772,770
Owners' equity		57,303
Total liabilities and owners' equity		2,023,480

Percentage of liabilities applicable to overseas operations		45.8%

For notes relating to this table refer to page 12.

Business review continued

Analysis of change in net interest income - volume and rate analysis
Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2011 over 2010
	Increase/(decrease) due to changes in:
	Average volume	Average rate	Net change
	£m	£m	£m
Interest-earning assets
Loans and advances to banks
UK	86	(15)	71
Overseas	124	(89)	35
Loans and advances to customers
UK	(652)	768	116
Overseas	(820)	(216)	(1,036)
Debt securities
UK	(102)	92	(10)
Overseas	(125)	(417)	(542)
Total interest receivable of the banking business
UK	(668)	845	177
Overseas	(821)	(722)	(1,543)
	(1,489)	123	(1,366)
Interest-bearing liabilities
Deposits by banks
UK	66	26	92
Overseas	197	62	259
Customer accounts: demand deposits
UK	45	(88)	(43)
Overseas	(58)	182	124
Customer accounts: savings deposits
UK	(125)	(117)	(242)
Overseas	3	80	83
Customer accounts: other time deposits
UK	3	(53)	(50)
Overseas	189	131	320
Debt securities in issue
UK	58	(452)	(394)
Overseas	494	(194)	300
Subordinated liabilities
UK	58	(130)	(72)
Overseas	9	(260)	(251)
Internal funding of trading business
UK	(4)	(285)	(289)
Overseas	10	(11)	(1)
Total interest payable of the banking business
UK	101	(1,099)	(998)
Overseas	844	(10)	834
	945	(1,109)	(164)
Movement in net interest income
UK	(567)	(254)	(821)
Overseas	23	(732)	(709)
	(544)	(986)	(1,530)

Business review continued

Analysis of change in net interest income - volume and rate analysis continued

	2010 over 2009
	Increase/(decrease) due to changes in:
	Average volume	Average rate	Net change
	£m	£m	£m
Interest-earning assets
Loans and advances to banks
UK	15	(103)	(88)
Overseas	(40)	(204)	(244)
Loans and advances to customers
UK	(836)	885	49
Overseas	(6,776)	(2,663)	(9,439)
Debt securities
UK	342	(297)	45
Overseas	(716)	(667)	(1,383)
Total interest receivable of the banking business
UK	(479)	485	6
Overseas	(7,532)	(3,534)	(11,066)
	(8,011)	(3,049)	(11,060)
Interest-bearing liabilities
Deposits by banks
UK	75	270	345
Overseas	845	518	1,363
Customer accounts: demand deposits
UK	(54)	2	(52)
Overseas	670	53	723
Customer accounts: savings deposits
UK	(192)	37	(155)
Overseas	965	936	1,901
Customer accounts: other time deposits
UK	336	165	501
Overseas	708	633	1,341
Debt securities in issue
UK	123	495	618
Overseas	799	636	1,435
Subordinated liabilities
UK	180	256	436
Overseas	152	485	637
Internal funding of trading business
UK	(83)	(94)	(177)
Overseas	(75)	(76)	(151)
Total interest payable of the banking business
UK	385	1,131	1,516
Overseas	4,064	3,185	7,249
	4,449	4,316	8,765
Movement in net interest income
UK	(94)	1,616	1,522
Overseas	(3,468)	(349)	(3,817)
	(3,562)	1,267	(2,295)

Business review continued

Non-interest income

	2011	2010	2009
	£m	£m	£m
Fees and commissions receivable	6,384	8,193	8,738
Fees and commissions payable	(1,460)	(2,211)	(2,790)
Income from trading activities
- managed basis	3,382	6,142	3,954
- Asset Protection Scheme	(906)	(1,550)	—
- movements in the fair value of own debt	225	(75)	(193)
	2,701	4,517	3,761
Gain on redemption of own debt	255	553	3,790
Other operating income (excluding insurance net premium income)
- managed basis	2,525	1,059	690
- strategic disposals	(24)	171	132
- movements in the fair value of own debt	1,621	249	51
	4,122	1,479	873
Insurance net premium income	4,256	5,128	5,266
Total non-interest income	16,258	17,659	19,638

2011 compared with 2010
Non-interest income decreased by £1,401 million in 2011 principally driven by lower trading income in GBM and Non-Core and a fall in insurance net premium income, partially offset by a higher gain on movements in the fair value of own debt.

Volatile market conditions led to a reduction in GBM trading income, driven by the deterioration in global credit markets as sovereign difficulties in the eurozone grew.

Non-Core trading losses increased by £690 million, reflecting costs incurred as part of the division’s focus on reducing capital trading assets, with activity including the restructuring of monoline exposures, which mitigated both significant immediate and future regulatory uplifts in risk-weighted assets.

A gain on movements in the fair value of own debt of £1,846 million was recorded as a result of Group credit spreads widening, partially offset by the 2011 charges. This compares with a smaller gain of £174 million in 2010.

Insurance net premium income fell by 17% largely driven by RBS Insurance’s exit from certain business segments, along with reduced volumes driven by the de-risking of the motor book.  Insurance net premium income in Non-Core also decreased as legacy policies ran-off.

2010 results included £482 million of income recorded for GMS prior to its disposal in November 2010.

2010 compared with 2009
Net fees and commissions increased by £34 million to £5,982 million primarily due to improved performance in GBM (£160 million), driven by higher portfolio management and origination income, and UK Corporate (£94 million), principally reflecting strong refinancing levels and increased operating lease activity. This increase was partially offset by reduced fees in UK Retail (£144 million) and Ulster Bank (£72 million) principally reflecting the restructuring of current account overdraft fees.

Income from trading activities, excluding fair value movements in the Asset Protection Scheme, rose substantially during the year by £2,306 million to £6,067 million. Trading revenues in GBM were lower than 2009, which saw unusually buoyant market conditions as rapidly falling interest rates generated significant revenue opportunities. This was more than offset by the improvement in Non-Core trading losses from £5,161 million for 2009 to £31 million for 2010 as underlying asset prices recovered and monoline spreads tightened. The unwinding of some banking book hedges also helped reduce trading losses.

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

Business review continued

Operating expenses and insurance claims
	2011	2010	2009
	£m	£m	£m
Staff costs
- excluding gains on pensions curtailment	8,678	9,671	9,993
- gains on pensions curtailment	—	—	(2,148)
	8,678	9,671	7,845
Premises and equipment	2,451	2,402	2,594
Other administrative expenses
- managed basis	2,722	2,963	3,163
- Payment Protection Insurance costs	850	—	—
- integration and restructuring costs	1,059	1,032	1,286
- bank levy	300	—	—
	4,931	3,995	4,449
Administrative expenses	16,060	16,068	14,888
Depreciation and amortisation	1,875	2,150	2,166
Write-down of goodwill and other intangible assets	91	10	363
Operating expenses	18,026	18,228	17,417

General insurance	2,968	4,698	4,223
Bancassurance	—	85	134
Insurance net claims	2,968	4,783	4,357

Staff costs as a percentage of total income	30%	30%	30%

2011 compared with 2010
Group operating expenses fell by 1% in 2011, driven by cost savings achieved as a result of the cost reduction programme and Non-Core run-off, largely reflecting the disposal of RBS Sempra and specific country exits, partially offset by Payment Protection Insurance costs.

Staff costs fell 10%, driven by lower GBM discretionary compensation as a result of its decrease in revenues, and in Non-Core, given the impact of a 32% reduction in headcount and continued business disposals and country exits.

In May 2011, following the decision of the British Bankers’ Association not to appeal the judgement of the judicial review, the Group recorded a provision of £850 million in respect of the costs of Payment Protection Insurance redress.

General insurance claims were £1,730 million lower, mainly due to the non-repeat of bodily injury reserve strengthening in 2010, de-risking of the motor book, more benign weather in 2011 and claims in Non-Core decreasing as legacy policies ran-off.

The Group’s cost reduction programme delivered cost savings with an underlying run rate of over £3 billion by the end of 2011.

Business review continued

Operating expenses and insurance claims continued
2010 compared with 2009
The main driver of a 7% decrease in operating expenses, excluding gains on pensions curtailment of £2,148 million, is the recognition of benefits from the Group-wide efficiency programme. The programme continues to deliver material savings which have been funding investments to strengthen our Core franchises.  Annualised savings are now just ahead of the £2.5 billion target for 2011 and are forecast to exceed £3 billion by 2013.

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

Other administrative expenses fell by £454 million to £3,995 million principally reflecting continued savings from the Group’s efficiency programme.

Insurance net claims increased 10% to £4,783 million.

Integration costs
	2011	2010	2009
	£m	£m	£m
Staff costs	38	210	365
Premises and equipment	6	3	78
Other administrative expenses	51	143	398
Depreciation and amortisation	11	20	18
	106	376	859

Note:
(1)	Integration costs for 2011 above exclude £2 million charge included within net interest income and a loss of £3 million within other operating income in respect of integration activities.

2011 compared with 2010
Integration costs were £106 million compared with £376 million in 2010. Integration costs decreased primarily due to a reduction of RBS N.V. (formerly ABN AMRO) integration activity during the year.

2010 compared with 2009
Integration costs were £376 million compared with £859 million in 2009. The fall in integration costs primarily relates to RBS N.V., as they migrate onto RBS systems.

Accruals in relation to integration costs are set out below.
	At 1 January	Charge to income	Utilised during	At 31 December
	2011	statement	the year	2011
	£m	£m	£m	£m
Staff costs - redundancy	—	8	(8)	—
Staff costs - other	—	30	(30)	—
Premises and equipment	24	6	(19)	11
Other administrative expenses	—	51	(48)	3
Depreciation and amortisation	—	11	(11)	—
	24	106	(116)	14

Business review continued

Restructuring costs
	2011	2010	2009
	£m	£m	£m
Staff costs	356	353	328
Premises and equipment	156	117	48
Other administrative expenses	276	104	51
	788	574	427

2011 compared with 2010
Restructuring costs were £788 million compared with £574 million in 2010. The increase is due to the number of Group restructuring projects increasing during the year.

2010 compared with 2009
Restructuring costs were £574 million compared with £427 million in 2009. The increase is a result of the number of restructuring projects being undertaken.

Accruals in relation to restructuring costs are set out below.
	At	Currency	Charge	Utilised	At
	1 January	translation	to income	during	31 December
	2011	adjustments	statement	the year	2011
	£m	£m	£m	£m	£m
Staff costs - redundancy	201	—	274	(349)	126
Staff costs - other	17	(1)	82	(58)	40
Premises and equipment	117	—	156	(107)	166
Other administrative expenses	46	(2)	276	(210)	110
	381	(3)	788	(724)	442

Divestment costs
	2011	2010	2009
	£m	£m	£m
Staff costs	95	51	—
Premises and equipment	11	6	—
Other administrative expenses	59	25	—
	165	82	—

2011 compared with 2010
Divestment costs of £165 million compared to £82 million in 2010 related to the European Commission mandated divestments.

2010 compared with 2009
Divestment costs of £82 million in the year relate to the European Commission mandated divestments.

Accruals in relation to divestment costs are set out below.
	At	Charge	Utilised	At
	1 January	to income	during	31 December
	2011	statement	the year	2011
	£m	£m	£m	£m
Staff costs - redundancy	22	36	(13)	45
Staff costs - other	8	59	(66)	1
Premises and equipment	—	11	(11)	—
Other administrative expenses	2	59	(40)	21
	32	165	(130)	67

Business review continued

Impairment losses

	2011	2010	2009
	£m	£m	£m
New impairment losses	9,236	9,667	14,224
Less: recoveries of amounts previously written-off	(527)	(411)	(325)
Charge to income statement	8,709	9,256	13,899

Comprising:
Loan impairment losses	7,241	9,144	13,090
Securities
- managed bases	200	112	809
- sovereign debt impairment	1,099	—	—
- interest rate hedge adjustments on impaired available-for-sale Greek government bonds	169	—	—
	1,468	112	809
Charge to income statement	8,709	9,256	13,899

2011 compared with 2010
Impairment losses decreased by 6% compared with 2010, driven largely by a £1,569 million reduction in Non-Core loan impairments, despite continuing challenges in Ulster Bank and corporate real estate portfolios. This was partially offset by impairments taken on the Group’s available-for-sale bond portfolio, as a result of the decline in the value of Greek sovereign bonds.

Retail & Commercial impairment losses fell by £153 million, driven by improving credit metrics in UK Retail and US Retail & Commercial partially offset by increases in Ulster Bank, largely reflecting a deterioration in credit metrics on the mortgage portfolio, and a single name provision in GTS.

Total Core and Non-Core Ulster Bank impairment losses decreased by 4%, as the £223 million increase in Core Ulster Bank losses was more than offset by a decrease in losses recognised in Non-Core.

The Group holds Greek government bonds with a notional amount of £1.45 billion. As a result of Greece’s continuing fiscal difficulties, the Group recorded impairment charges on these bonds totalling £1,099 million during the year. These charges were recorded to write the bonds down to their market price as at 31 December 2011 (c.21% of notional).

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

Business review continued

Tax
	2011	2010	2009
	£m	£m	£m
Tax (charge)/credit	(1,250)	(634)	429

	%	%	%
UK corporation tax rate	26.5	28.0	28.0
Effective tax rate	nm	nm	16.2

nm = not meaningful

The actual tax (charge)/credit differs from the expected tax credit computed by applying the standard rate of UK corporation tax as follows:

	2011	2010	2009
	£m	£m	£m
Expected tax credit	203	112	741
Sovereign debt impairment where no deferred tax asset recognised	(275)	—	—
Other losses in year where no deferred tax asset recognised	(530)	(450)	(780)
Foreign profits taxed at other rates	(417)	(517)	(276)
UK tax rate change - deferred tax impact	(110)	(82)	—
Unrecognised timing differences	(20)	11	274
Non-deductible goodwill impairment	(24)	(3)	(102)
Items not allowed for tax
- losses on strategic disposals and write-downs	(72)	(311)	(152)
- UK Bank levy	(80)	—	—
- employee share schemes	(113)	(32)	(29)
- other disallowable items	(271)	(296)	(327)
Non-taxable items
- gain on sale of Global Merchant Services	12	221	—
- gain on redemption of own debt	—	11	693
- other non-taxable items	245	341	410
Taxable foreign exchange movements	4	4	1
Losses brought forward and utilised	2	2	94
Adjustments in respect of prior years	196	355	(118)
Actual tax (charge)/credit	(1,250)	(634)	429

2011 compared with 2010
The high tax charge in 2011 reflects profits in high tax regimes (principally US) and losses in low tax regimes (principally Ireland), losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland and the Netherlands) and the effect of two reductions of 1% in the rate of UK corporation tax enacted in March 2011 and July 2011 on the net deferred tax balance.

2010 compared with 2009
The high tax charge in 2010 reflects profits in high tax regimes and losses in low tax regimes, together with £450 million relating to losses in overseas subsidiaries for which a deferred tax asset has not been recognised, and £311 million mainly in respect of losses on disposal of businesses for which no tax relief if available. This was offset in part by the non-taxable gain arising on the disposal of 80.01% of the GMS business.

Business review continued

Divisional performance

Operating profit/(loss) by division	2011 £m	2010 £m	2009 £m
UK Retail	1,991	1,372	229
UK Corporate	1,414	1,463	1,125
Wealth	321	304	420
Global Transaction Services	743	1,088	973
Ulster Bank	(1,024)	(761)	(368)
US Retail & Commercial	479	306	(113)
Retail & Commercial	3,924	3,772	2,266
Global Banking & Markets	1,561	3,364	5,758
RBS Insurance	454	(295)	58
Central items	156	577	385
Core	6,095	7,418	8,467
Non-Core	(4,203)	(5,505)	(14,557)
Managed basis	1,892	1,913	(6,090)

Reconciling items
Fair value of own debt	1,846	174	(142)
Asset Protection Scheme	(906)	(1,550)	—
Payment Protection Insurance costs	(850)	—	—
Sovereign debt impairment	(1,099)	—	—
Amortisation of purchased intangible assets	(222)	(369)	(272)
Integration and restructuring costs	(1,064)	(1,032)	(1,286)
Gain on redemption of own debt	255	553	3,790
Strategic disposals	(104)	171	132
Bank levy	(300)	—	—
Other	(214)	(259)	1,221
Group operating loss before tax	(766)	(399)	(2,647)

Business review continued

Impairment losses/(recoveries) by division	2011 £m	2010 £m	2009 £m
UK Retail	788	1,160	1,679
UK Corporate	785	761	927
Wealth	25	18	33
Global Transaction Services	166	9	39
Ulster Bank	1,384	1,161	649
US Retail & Commercial	325	517	702
Retail & Commercial	3,473	3,626	4,029
Global Banking & Markets	49	151	640
RBS Insurance	—	—	8
Central items	(2)	3	1
Core	3,520	3,780	4,678
Non-Core	3,919	5,476	9,221
Managed basis	7,439	9,256	13,899
Reconciling items
Sovereign debt impairment	1,099	—	—
Interest rate hedge adjustments on impaired available-for-sale Greek government bonds	169	—	—
RFS Holdings minority interest	2	—	—
Group impairment losses	8,709	9,256	13,899

Net interest margin by division	2011%	2010%	2009%
UK Retail	3.92	3.91	3.59
UK Corporate	2.58	2.51	2.22
Wealth	3.59	3.37	4.38
Global Transaction Services	5.52	6.73	9.22
Ulster Bank	1.77	1.84	1.87
US Retail & Commercial	3.06	2.85	2.37
Retail & Commercial	3.21	3.14	2.89
Global Banking & Markets	0.73	1.05	1.38
Non-Core	0.64	1.16	0.69

Group net interest margin	1.92	2.06	1.76

Risk-weighted assets by division	2011 £bn	2010 £bn	2009 £bn
UK Retail	48.4	48.8	51.3
UK Corporate	76.1	81.4	90.2
Wealth	12.9	12.5	11.2
Global Transaction Services	17.3	18.3	19.1
Ulster Bank	36.3	31.6	29.9
US Retail & Commercial	58.8	57.0	59.7
Retail & Commercial	249.8	249.6	261.4
Global Banking & Markets	151.1	146.9	123.7
Other	10.8	18.0	9.4
Core	411.7	414.5	394.5
Non-Core	93.3	153.7	171.3
Group before benefit of Asset Protection Scheme	505.0	568.2	565.8
Benefit of Asset Protection Scheme	(69.1)	(105.6)	(127.6)
Group before RFS Holdings minority interest	435.9	462.6	438.2
RFS Holdings minority interest	3.1	2.9	102.8
Group	439.0	465.5	541.0

Business review continued

Divisional performance continued
Employee numbers at 31 December
(full time equivalents in continuing operations rounded to the nearest hundred)

	2011	2010	2009
UK Retail	27,700	28,200	30,000
UK Corporate	13,500	13,100	12,300
Wealth	5,700	5,200	4,600
Global Transaction Services	2,600	2,600	3,500
Ulster Bank	4,200	4,200	4,500
US Retail & Commercial	15,200	15,700	15,500
Retail & Commercial	68,900	69,000	70,400
Global Banking & Markets	17,000	18,700	17,900
RBS Insurance	14,900	14,500	13,900
Central items	6,200	4,700	4,200
Core	107,000	106,900	106,400
Non-Core	4,700	6,900	15,100
	111,700	113,800	121,500
Business Services	34,000	34,400	38,600
Integration and restructuring	1,100	300	500
RFS Holdings minority interest	—	—	300
Group	146,800	148,500	160,900

Business review continued

UK Retail
	2011	2010	2009
	£m	£m	£m
Net interest income	4,272	4,078	3,452
Net fees and commissions	1,066	1,100	1,244
Other non-interest income	140	322	391
Non-interest income	1,206	1,422	1,635
Total income	5,478	5,500	5,087
Direct expenses
- staff	(839)	(889)	(968)
- other	(437)	(480)	(458)
Indirect expenses	(1,423)	(1,514)	(1,619)
	(2,699)	(2,883)	(3,045)
Insurance net claims	—	(85)	(134)
Impairment losses	(788)	(1,160)	(1,679)
Operating profit	1,991	1,372	229

Analysis of income by product
Personal advances	1,089	993	1,192
Personal deposits	961	1,102	1,349
Mortgages	2,277	1,984	1,214
Cards	950	962	869
Other, including bancassurance	201	459	463
Total income	5,478	5,500	5,087

Analysis of impairments by sector
Mortgages	182	177	124
Personal	437	682	1,023
Cards	169	301	532
Total impairment losses	788	1,160	1,679

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.2%	0.2%	0.1%
Personal	4.3%	5.8%	7.5%
Cards	3.0%	4.9%	8.6%
Total	0.7%	1.1%	1.6%

Performance ratios
Return on equity (1)	26.4%	18.0%	3.0%
Net interest margin	3.92%	3.91%	3.59%
Cost:income ratio	49%	52%	60%
Adjusted cost:income ratio (2)	49%	53%	61%

	£bn	£bn	£bn
Capital and balance sheet
Loans and advances to customers (gross) (3)
- mortgages	95.0	90.6	83.2
- personal	10.1	11.7	13.6
- cards	5.7	6.1	6.2
	110.8	108.4	103.0
Customer deposits (excluding bancassurance) (3)	101.9	96.1	87.2
Assets under management (excluding deposits)	5.5	5.7	5.3
Risk elements in lending(3)	4.6	4.6	5.7
Loan:deposit ratio (excluding repos)	106%	110%	115%
Risk-weighted assets	48.4	48.8	51.3

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital  deductions).

(2)	Adjusted cost:income ratio is based on total income after netting insurance claims, and operating expenses.
(3)	Includes disposal groups: loans and advances to customers - £7.3 billion; customer deposits - £8.8 billion; risk elements in lending - £0.5 billion.

Business review continued

UK Retail continued
In 2010, UK Retail set out an aspiration to become the UK’s most helpful bank and launched the Customer Charter.  In 2011, we made good progress on our Customer Charter commitments and the roll-out of innovation that actually helps customers. In December 2011, UK Retail refined its staff incentive scheme to further strengthen the role of customer service and to help build long lasting customer relationships.

Progress against the Customer Charter commitments is independently assessed and has shown encouraging results. By the end of 2011, we achieved the goal of serving 80% of our customers in less than 5 minutes in our busiest branches. Branch opening hours have also been extended and standardised, which means that our branches are now open for an additional 5,000 hours per week at times our customers have told us suit them.

Innovation has supported the delivery of Helpful Banking by focusing on solutions that make it easier for customers to bank with RBS and NatWest. An important example has been giving customers access to 24 hour emergency cash from NatWest and RBS ATMs when their cards are lost or stolen. We also updated our market-leading iPhone application and by the end of the year 1 million customers had downloaded the application. With successful apps also launched for iPad, Android and Blackberry, RBS is now the leading mobile bank in the UK.

2011 compared with 2010
UK Retail delivered strong full year results, as operating profit increased by £619 million to £1,991 million, despite continued uncertainty in the economic climate and the low interest rate environment. Impairments fell by £372 million, with further improvements in the unsecured book and continued careful mortgage underwriting. Return on equity improved to 26.4%.

The division continued to focus on growing secured lending while at the same time building customer deposits, thereby reducing the Group’s reliance on wholesale funding. Loans and advances to customers grew 2%, with a change in mix from unsecured to secured as the Group actively sought to improve its risk profile. Mortgage balances grew by 5%, while unsecured lending contracted by 11%.

-	Mortgage growth reflected continued strong new business levels. Gross mortgage lending market share of 10% continues above our stock position of 8%.

-
Customer deposits grew 6%, outperforming the market total deposit growth of 3%.  Savings balances grew by £6 billion, or 9%, with 1.5 million accounts opened, demonstrating the strength of our customer franchise and our strategy to further develop primary banking relationships.

Net interest income increased by 5% to £4,272 million, driven by strong balance sheet growth. Net interest margin remained broadly flat with recovering asset margins largely offset by more competitive savings rates and lower long term swap rate returns adversely impacting liability margins.

Non-interest income declined 15% to £1,206 million, primarily driven by lower investment and protection income as a result of the dissolution of the bancassurance joint venture.  In addition, a number of changes have been made to support delivery of Helpful Banking, such as ‘Act Now’ text alerts, which have decreased fee income.

Overall expenses decreased by 6%, with the adjusted cost:income ratio improving from 53% to 49%.  Cost reductions were driven by a clear management focus on process re-engineering and operational efficiency together with benefits from the dissolution of the bancassurance joint venture, partly offset by higher inflation rates in utility and mail costs.

Impairment losses decreased 32% to £788 million reflecting the impact of a strengthened risk appetite, and a more stable economic environment.

Risk-weighted assets were broadly stable, with volume growth in lower risk secured mortgages partly offset by a decrease in the unsecured portfolio.

Business review continued

2010 compared with 2009
Operating profit recovered strongly from the low levels recorded in 2008 and 2009 to £1,372 million and impairments fell by £519 million as the economic environment continued to recover.

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

Non-interest income declined 13% to £1,422 million, principally reflecting the restructuring of current account overdraft fees in the final quarter of 2009.

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

Business review continued

UK Corporate

	2011	2010	2009
	£m	£m	£m
Net interest income	2,585	2,572	2,292
Net fees and commissions	948	952	858
Other non-interest income	327	371	432
Non-interest income	1,275	1,323	1,290
Total income	3,860	3,895	3,582
Direct expenses
- staff	(780)	(778)	(753)
- other	(335)	(359)	(260)
Indirect expenses	(546)	(534)	(517)
	(1,661)	(1,671)	(1,530)
Impairment losses	(785)	(761)	(927)
Operating profit	1,414	1,463	1,125

Analysis of income by business
Corporate and commercial lending	2,676	2,598	2,131
Asset and invoice finance	660	617	501
Corporate deposits	683	728	986
Other	(159)	(48)	(36)
Total income	3,860	3,895	3,582

Analysis of impairments by sector
Banks and financial institutions	20	20	15
Hotels and restaurants	59	52	98
Housebuilding and construction	103	131	106
Manufacturing	34	1	51
Other	163	127	150
Private sector education, health, social work, recreational and community services	113	30	59
Property	170	245	259
Wholesale and retail trade, repairs	85	91	76
Asset and invoice finance	38	64	113
Total impairment losses	785	761	927

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Banks and financial institutions	0.4%	0.3%	0.2%
Hotels and restaurants	1.0%	0.8%	1.5%
Housebuilding and construction	2.6%	2.9%	2.5%
Manufacturing	0.7%	—	0.9%
Other	0.5%	0.4%	0.5%
Private sector education, health, social work, recreational and community services	1.3%	0.3%	0.9%
Property	0.6%	0.8%	0.8%
Wholesale and retail trade, repairs	1.0%	0.9%	0.7%
Asset and invoice finance	0.4%	0.6%	1.3%
Total	0.7%	0.7%	0.8%

Performance ratios
Return on equity (1)	12.4%	12.1%	9.4%
Net interest margin	2.58%	2.51%	2.22%
Cost:income ratio	43%	43%	43%

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Business review continued

	2011	2010	2009
	£bn	£bn	£bn
Capital and balance sheet
Total third party assets	111.8	114.6	114.9
Loans and advances to customers (gross) (1)
- banks and financial institutions	5.7	6.1	6.3
- hotels and restaurants	6.1	6.8	6.7
- housebuilding and construction	3.9	4.5	4.3
- manufacturing	4.6	5.3	5.9
- other	32.6	31.0	29.9
- private sector education, health, social work, recreational and community services	8.7	9.0	6.5
- property	28.2	29.5	33.0
- wholesale and retail trade, repairs	8.5	9.6	10.2
- asset and invoice finance	10.4	9.9	8.8
	108.7	111.7	111.6

Customer deposits (1)	100.9	100.0	87.8
Risk elements in lending (1)	5.0	4.0	2.3
Loan:deposit ratio (excluding repos)	106%	110%	126%
Risk-weighted assets	76.1	81.4	90.2

Note:
(1)	Includes disposal groups: loans and advances to customers - £12.2 billion; customer deposits - £21.8 billion; risk elements in lending - £1.0 billion.

In 2011, UK Corporate focused on supporting its customers through challenging economic times. As a result of over 5,000 hours of customer research, UK Corporate launched the ‘Ahead for Business’ promise to its small and medium-sized enterprise (SME) customers.

To deliver on this, the division launched a number of initiatives to improve the service it offers to customers. For example, the ‘Working with You’ initiative, has seen over 4,600 visits to customer businesses since its launch in Q2 2011.  Additionally, following the launch of the relationship manager accreditation programme, also in Q2 2011, almost all relationship managers have gained full accreditation in the initial phase.

UK Corporate continued to support new and existing businesses during 2011:
•	launching its best ever fixed rate loan product for SMEs;
•	reacting quickly after the August riots to give affected businesses access to special interest rate and fee free lending products;
•	answering over 4,000 calls on the Start-up Hotline, offering free advice and a complementary business plan review service; and
•	supporting more debt capital and loan market deals for larger corporates than any other bank.

The division also took measures to reduce the risk retained in the business allowing for quicker and more consistent decisions by simplifying the credit underwriting process and improving automated decision making.

2011 compared with 2010
Operating profit decreased 3% to £1,414 million, as lower income and higher impairments were only partially offset by a decrease in expenses. Net interest income remained broadly flat.  Net interest margin improved 7 basis points with benefits from re-pricing the lending portfolio and the revision to income deferral assumptions in Q1 2011 partially offset by increased funding costs together with continued pressure on deposit margins.  A 1% increase in deposit balances supported an improvement in the loan:deposit ratio to 106%.

Non-interest income decreased by 4% as a result of lower GBM cross-sales and fee income, partially offset by increased Invoice Finance and Lombard income.

Excluding the £29 million OFT penalty in 2010, total costs increased by 1%, largely reflecting increased investment in the business and higher costs of managing the non-performing book.

Impairments of £785 million were 3% higher due to increased specific impairments and collectively assessed provisions, partially offset by lower latent loss provisions.

2010 compared with 2009
Operating profit grew by £338 million, 30%, compared with 2009, driven by strong income growth and significantly lower impairments, partially offset by higher costs.

UK Corporate performed strongly in the deposit market, with customer deposit balance growth of £12 billion contributing to a 16 percentage point improvement in the loan:deposit ratio in 2010. While customer lending increased only marginally (with gross lending largely offset by customer deleveraging) net interest income rose by £280 million, 12%, and net interest margin rose by 29 basis points driven primarily by the good progress made on loan repricing.

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

Return on equity increased from 9.4% to 12.1%, reflecting higher operating profit and lower RWAs as a result of improved risk metrics.

Business review continued

Wealth

	2011	2010	2009
	£m	£m	£m
Net interest income	718	609	663
Net fees and commissions	375	376	363
Other non-interest income	84	71	83
Non-interest income	459	447	446
Total income	1,177	1,056	1,109
Direct expenses
- staff	(413)	(382)	(357)
- other	(195)	(142)	(144)
Indirect expenses	(223)	(210)	(155)
	(831)	(734)	(656)
Impairment losses	(25)	(18)	(33)
Operating profit	321	304	420

Analysis of income
Private banking	975	857	916
Investments	202	199	193
Total income	1,177	1,056	1,109

Performance ratios
Return on equity (1)	18.7%	18.9%	30.3%
Net interest margin	3.59%	3.37%	4.38%
Cost:income ratio	71%	70%	59%

	£bn	£bn	£bn
Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	8.3	7.8	6.5
- personal	6.9	6.7	4.9
- other	1.7	1.6	2.3
	16.9	16.1	13.7
Customer deposits (2)	38.2	37.1	35.7
Assets under management (excluding deposits) (2)	30.9	33.9	32.5
Risk elements in lending	0.2	0.2	0.2
Loan:deposit ratio (excluding repos) (2)	44%	43%	38%
Risk-weighted assets	12.9	12.5	11.2

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	2010 and 2009 comparatives have been revised to reflect the current reporting methodology.

Business review continued

2011 has been a significant year for the Coutts businesses from a strategic perspective. In Q1 2011, a new divisional strategy was defined with the execution of early changes already making an impact.

Key strategic changes in 2011 included:

•	A refreshed Coutts brand bringing Coutts UK and RBS Coutts under one single contemporary brand.

•	A refocus on territories where the businesses have the opportunity for greatest scale or growth such as UK, Asia, Middle East, and Eastern Europe.

•	Further development of client propositions as well as the portfolio of products and services for key international markets.

•
Strategic investment in technology leading to the development of a single global technology platform for the Wealth division. The platform was successfully deployed in Adam & Company in 2011 with Coutts UK to follow in 2012.

•	Strengthening the connectivity between Wealth and other Group divisions including referrals in international jurisdictions and improved connectivity with UK Corporate.

•	Continued activity to ensure the division responds to new or expected regulatory changes with proactive solution design and preparation.

•	Injection of new management into key roles from both internal and external sources including key segment heads, marketing, products & services, and international executive leadership.

Following the establishment of a single global brand in Q4 2011, focus turned to the reorganisation of key global functions such as marketing and product & services, as well as some local management structures. These reorganisations have realigned the division to maximise execution of the divisional strategy.

The execution plan for the strategy will continue into 2012 and position Wealth strongly against its peers.

2011 compared with 2010
Operating profit increased by 6% on 2010 to £321 million, driven by an 11% growth in income partially offset by increases in expenses and impairments.

Income increased by £121 million with a 24 basis points improvement in lending margins, strong treasury income and increases in lending and deposit volumes. Non-interest income rose 3%, with investment income growing 2% despite turbulent market conditions.

Expenses increased by £97 million, largely driven by adverse foreign exchange movements and headcount growth to service the increased revenue base.  Additional strategic investment in technology enhancement, rebranding and programmes to support regulatory change also contributed to the increase.

Client assets and liabilities managed by the division decreased by 1%. Customer deposits grew 3% in a competitive environment and lending volumes grew 5%. Assets under management declined 9%, with fund outflows contributing 3% of the decrease and market conditions making up the balance.

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

Assets under management grew by 4% largely through improving market conditions..

Business review continued

Global Transaction Services

	2011	2010	2009
	£m	£m	£m
Net interest income	1,076	974	912
Non-interest income	1,175	1,587	1,575
Total income	2,251	2,561	2,487
Direct expenses
- staff	(375)	(411)	(371)
- other	(113)	(159)	(161)
Indirect expenses	(854)	(894)	(943)
	(1,342)	(1,464)	(1,475)
Impairment losses	(166)	(9)	(39)
Operating profit	743	1,088	973

Analysis of income by product
Domestic cash management	866	818	805
International cash management	868	801	734
Trade finance	318	309	290
Merchant acquiring	16	451	505
Commercial cards	183	182	153
Total income	2,251	2,561	2,487

Performance ratios
Return on equity (1)	30.4%	42.8%	42.2%
Net interest margin	5.52%	6.73%	9.22%
Cost:income ratio	60%	57%	59%

	£bn	£bn	£bn
Capital and balance sheet
Total third party assets	25.9	25.2	18.4
Loans and advances	15.8	14.4	12.7
Customer deposits	71.7	69.9	61.8
Risk elements in lending	0.2	0.1	0.2
Loan:deposit ratio (excluding repos)	22%	21%	21%
Risk-weighted assets	17.3	18.3	19.1

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Business review continued

Global Transaction Services (GTS) recognises the important role international trade plays in a strong global economy and throughout 2011 the division supported UK companies, both in the UK and overseas, to do more business internationally.  This support included delivering a series of UK Government-backed ‘Doing Business in Asia’ events.

During the year, GTS invested in improving existing products and services and also in developing new ones.  To help corporate treasurers manage their global positions, the division launched a global Liquidity Solutions Portal, giving its customers a view of their operational and investment balances and rates all in one place, improving transparency, and enabling them to execute and redeem investments effectively.

2011 compared with 2010
Operating profit was down 32%, partly reflecting the sale of Global Merchant Services (GMS) which completed on 30 November 2010. Adjusting for the disposal, operating profit decreased 16%, driven by an impairment provision on a single name in 2011.

Excluding GMS income of £451 million, income was 7% higher driven by the success of deposit-gathering initiatives, as deposits increased £2 billion in a competitive environment.

Excluding GMS expenses of £244 million, expenses increased by 10%, reflecting business improvement initiatives and investment in technology and support infrastructure.

Impairment losses increased to £166 million compared with £9 million in 2010 reflecting a single name impairment.

For the eleven months in 2010 before completion of the disposal, GMS generated income of £451 million, total expenses of £244 million and an operating profit of £207 million.

2010 compared with 2009
Operating profit increased 12%,  driven by a robust income performance (which has more than compensated for the loss of Global Merchant Services (GMS) income), good cost control and lower impairments. Adjusting for the disposal operating profit increased 21%.

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

Business review continued

Ulster Bank

	2011	2010	2009
	£m	£m	£m
Net interest income	696	761	780
Net fees and commissions	142	156	228
Other non-interest income	69	58	26
Non-interest income	211	214	254
Total income	907	975	1,034
Direct expenses
- staff	(221)	(237)	(325)
- other	(67)	(74)	(86)
Indirect expenses	(259)	(264)	(342)
	(547)	(575)	(753)
Impairment losses	(1,384)	(1,161)	(649)
Operating loss	(1,024)	(761)	(368)

Analysis of income by business
Corporate	435	521	580
Retail	428	465	412
Other	44	(11)	42
Total income	907	975	1,034

Analysis of impairments by sector
Mortgages	570	294	74
Corporate
- property	324	375	306
- other corporate	434	444	203
Other lending	56	48	66
Total impairment losses	1,384	1,161	649

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	2.8%	1.4%	0.5%
Corporate
- property	6.8%	6.9%	3.0%
- other corporate	5.6%	4.9%	1.8%
Other lending	3.5%	3.7%	2.7%
Total	4.1%	3.1%	1.6%
Performance ratios
Return on equity (1)	(26.1%)	(21.0%)	(11.7%)
Net interest margin	1.77%	1.84%	1.87%
Cost:income ratio	60%	59%	73%

Note:
(1)	Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Business review continued

	2011	2010	2009
	£bn	£bn	£bn
Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	20.0	21.2	16.2
- corporate
- property	4.8	5.4	10.1
- other corporate	7.7	9.0	11.0
- other lending	1.6	1.3	2.4
	34.1	36.9	39.7

Customer deposits	21.8	23.1	21.9
Risk elements in lending
- mortgages	2.2	1.5	0.6
- corporate
- property	1.3	0.7	0.7
- other corporate	1.8	1.2	0.8
- other lending	0.2	0.2	0.2
	5.5	3.6	2.3
Total risk elements in lending
Loan:deposit ratio (excluding repos)	143%	152%	177%
Risk-weighted assets	36.3	31.6	29.9

Spot exchange rate - €/£	1.196	1.160	1.126

2011 was another difficult year for the business due to the continued challenging economic environment. This was reflected in the financial performance, with ongoing pressure on income and a further increase in impairment losses.

Ulster Bank continues to make progress on its customer commitments and deposit gathering strategy, while cost management and targeting growth in areas that leverage competitive advantage, remain priorities.  In 2011, customer numbers increased by 2%, representing a strong performance in current and savings accounts, driven by the enhanced customer service highlighted by our 'Help for what matters' programme.

Following a review of the cost base and operating model, 950 proposed job losses were announced in January 2012, the majority of which are expected by the end of 2012. This decision is a necessary part of the changes required to build a stronger sustainable business for the future.

2011 compared with 2010
Operating profit before impairment losses decreased by £40 million in 2011 with lower income partially mitigated by cost savings. Impairment losses of £1,384 million increased by 19% from 2010 resulting in an operating loss of £1,024 million, 35% higher than 2010.

Income fell by 7% driven by a contracting performing loan book coupled with higher funding costs. Loans and advances to customers decreased by 8% during 2011.

Expenses fell by 5% reflecting tight management of the cost base across the business.

Impairment losses increased by 19% largely reflecting the deterioration in credit metrics on the mortgage portfolio driven by a combination of higher debt flow and further fall in asset prices.

Despite intense competition, retail and small business deposit balances have grown strongly throughout 2011, driven by the benefits of a focused deposit gathering strategy.  However, total customer deposit balances fell by 6% terms largely driven by the outflow of wholesale customer balances due to rating downgrades.

Risk-weighted assets increased by 15% in 2011 reflecting the deterioration in credit risk metrics.

Business review continued

Ulster Bank continued
2010 compared with 2009
Overall performance deteriorated in 2010, largely as a result of an increase in impairment losses of £512 million. Operating profit before impairment increased to £400 million, up 42%, driven by the culmination of a bank-wide cost saving programme during 2010

Net interest income decreased by 2%, as actions to increase asset margins were eroded by tightening deposit margins due to intensive market competition and movements in foreign exchange rates.

Non-interest income was 16% lower, basis reflecting a non-recurring gain in 2009.

Loans to customers fell by 7%. On 1 July 2010 the division transferred a portfolio of development property assets to the Non-Core division, partially offset by a simultaneous transfer of a portfolio of retail mortgage assets to the core business.

Despite intense competition, customer deposit balances increased by 5% over the year with strong growth across all deposit categories, driven by a focus on improving the bank’s funding profile.

Expenses were 24% lower. The strong year-on-year performance in expenses was primarily driven by an increased focus on active management of the cost base, and the benefits derived from the business restructuring and cost-saving programme which commenced in 2009.

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

Customer numbers increased by 3% during 2010, with a strong performance in current and savings accounts switchers.

Business review continued

US Retail & Commercial

	2011	2010	2009	2011	2010	2009
	US$m	US$m	US$m	£m	£m	£m
Net interest income	3,042	2,962	2,777	1,896	1,917	1,775
Net fees and commissions	1,138	1,126	1,119	709	729	714
Other non-interest income	473	465	368	295	300	235
Non-interest income	1,611	1,591	1,487	1,004	1,029	949
Total income	4,653	4,553	4,264	2,900	2,946	2,724
Direct expenses
- staff	(1,313)	(1,212)	(1,214)	(819)	(784)	(776)
- other	(874)	(880)	(929)	(544)	(569)	(593)
Indirect expenses	(1,176)	(1,189)	(1,196)	(733)	(770)	(766)
	(3,363)	(3,281)	(3,339)	(2,096)	(2,123)	(2,135)
Impairment losses	(521)	(799)	(1,099)	(325)	(517)	(702)
Operating profit/(loss)	769	473	(174)	479	306	(113)

Average exchange rate - US$/£				1.604	1.546	1.566

Analysis of income by product
Mortgages and home equity	744	786	781	464	509	499
Personal lending and cards	673	735	706	420	476	451
Retail deposits	1,474	1,397	1,296	918	903	828
Commercial lending	931	896	848	580	580	542
Commercial deposits	469	495	624	292	320	398
Other	362	244	9	226	158	6
Total income	4,653	4,553	4,264	2,900	2,946	2,724

Analysis of impairments by sector
Residential mortgages	56	90	113	35	58	72
Home equity	160	194	261	99	126	167
Corporate and commercial	87	312	510	54	202	326
Other consumer	92	150	215	57	97	137
Securities	126	53	—	80	34	—
Total impairment losses	521	799	1,099	325	517	702

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.6%	1.0%	1.1%	0.6%	1.0%	1.1%
Home equity	0.7%	0.8%	1.0%	0.7%	0.8%	1.1%
Corporate and commercial	0.2%	1.0%	1.6%	0.2%	1.0%	1.7%
Other consumer	0.8%	1.4%	1.8%	0.8%	1.4%	1.8%
Total	0.5%	1.0%	1.4%	0.5%	1.0%	1.4%

Performance ratios
Return on equity (1)	6.3%	3.6%	(1.3%)	6.3%	3.6%	(1.3%)
Net interest margin	3.06%	2.85%	2.37%	3.06%	2.85%	2.37%
Cost:income ratio	72%	72%	78%	72%	72%	78%

Note:
(1)
Divisional return on equity is based on divisional operating profit/(loss) after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Business review continued

US Retail & Commercial continued
	2011	2010	2009	2011	2010	2009
	US$bn	US$bn	US$bn	£bn	£bn	£bn
Capital and balance sheet
Total third party assets	115.3	110.5	122.3	74.5	71.2	75.4
Loans and advances to customers (gross)
- residential mortgages	9.4	9.4	10.6	6.1	6.1	6.5
- home equity	23.1	23.6	25.0	14.9	15.2	15.4
- corporate and commercial	35.3	31.7	31.6	22.8	20.4	19.5
- other consumer	11.8	10.6	12.1	7.6	6.9	7.5
	79.6	75.3	79.3	51.4	48.6	48.9
Customer deposits (excluding repos)	92.1	91.2	97.4	59.5	58.7	60.1
Risk elements in lending
- retail	1.0	0.7	0.6	0.6	0.4	0.4
- commercial	0.6	0.7	0.4	0.4	0.5	0.2
Total risk elements in lending	1.6	1.4	1.0	1.0	0.9	0.6
Loan:deposit ratio (excluding repos)	85%	81%	80%	85%	81%	80%
Risk-weighted assets	91.1	88.4	96.9	58.8	57.0	59.7

Spot exchange rate - US$/£				1.548	1.552	1.622
Sterling weakened relative to the US dollar during the fourth quarter, with the average exchange rate decreasing by 2% compared with Q3 2011.

US R&C continued to focus on its back-to-basics strategy, with good progress made in developing the division’s customer franchise during 2011. The bank continued to re-energise the franchise through new branding, product development and competitive pricing.

To strengthen retail alignment and improve efficiencies, US R&C formed a consolidated Consumer Banking division by combining management of the retail banking franchise with the consumer lending division during H2 2011. This continued focus on alignment is expected to further contribute to the improved penetration of loan products to deposit households, which has already increased in ten consecutive quarters. The penetration of on-line banking customers, a key indicator of customer retention, also continued to improve during 2011.

To enhance the customer experience, in Q4 2011, Consumer Banking introduced four core Customer Commitments, built around feedback received from customers in Massachusetts. In Q1 2012, the Commitments will be rolled out to Citizens Financial Group’s (CFG’s) entire branch footprint.

Significant organisational changes and investment in Commercial Banking, including unification under the RBS Citizens brand, has been important in positioning the business for growth. The enhanced sales training programme for managers and sales colleagues in this business has begun to deliver results with both higher credit balances and increased client satisfaction.  External researchers TNS awarded Citizens the second highest score in relationship manager satisfaction among its competitors for 2011.

Risk management was also an important focus for 2011 and in Q4 2011, CFG’s Board of directors approved a new formal risk appetite statement aimed at ensuring sustained predictable earnings and further strengthening the control environment.

Business review continued

2011 compared with 2010
Operating profit increased to £479 million ($769 million) from £306 million ($473 million), an increase of £173 million ($296 million), or 56%.  Excluding a credit of £73 million ($113 million) related to changes to the defined benefit plan in Q2 2010, operating profit increased by £246 million ($409 million), or 106%, substantially driven by lower impairments and improved income.

The macroeconomic operating environment remained challenging, with low rates, high unemployment, a soft housing market, sluggish consumer activity and the continuing impact of legislative changes including the Durbin Amendment in the Dodd-Frank Act which became effective on 1 October 2011.

The Durbin Amendment lowers the allowable interchange on debit transactions to $0.23-$0.24 per transaction. The current annualised impact of the Durbin Amendment is estimated at £94 million ($150 million).

Net interest income was down £21 million, 2%. In US dollar terms, net interest income increased by $80 million, 3%. Net interest margin improved by 21 basis points to 3.06% reflecting changes in deposit mix, continued discipline around deposit pricing and the positive impact from the balance sheet restructuring programme carried out during Q3 2010 combined with strong commercial loan growth, partially offset by run-off of consumer loans.

Non-interest income was down £25 million, 1%. In US dollar terms, non-interest income increased by $20 million, 1%. The increase is primarily driven by higher account and transaction fees, partially offset by the impact of legislative changes on debit card and deposit fees.

Excluding the defined benefit plan credit of £73 million ($113 million) in Q2 2010, total expenses were down £100 million, 5% ($31 million in US dollar terms) due to a number of factors including lower Federal Deposit Insurance Corporation (FDIC) deposit insurance levies, and lower litigation and marketing costs, partially offset by higher regulatory costs.

Impairment losses declined by £192 million ($278 million), or 37%, largely reflecting an improved credit environment slightly offset by higher impairments related to securities.  Loan impairments as a percent of loans and advances improved to 0.5% from 1.0%.

Customer deposits were up 1% with particularly strong growth achieved in checking balances.  Consumer checking balances grew by 6%, while small business checking balances grew by 5% over the year.

2010 compared with 2009
Operating profit of £306 million ($473 million) represented a marked improvement from an operating loss of £113 million ($174 million) with income up 7%, expenses down 2% and impairment losses down 27%.

Net interest income was up 7%, despite a smaller balance sheet, with net interest margin improving by 48 basis points to 2.85%.

Non-interest income was up 7% reflecting higher mortgage banking and debit card income, commercial banking fees and higher gains on securities realisations. This was partially offset by lower deposit fees which were impacted by Regulation E legislative changes in 2010. In addition, gains of £213 million ($330 million) were recognised on the sale of available-for-sale securities as part of the balance sheet restructuring exercise, but these were almost wholly offset by losses crystallised on the termination of swaps hedging fixed-rate funding.

Total expenses were down 2%, reflecting a £73 million ($113 million) credit related to changes to the defined benefit pension plan, and lower Federal Deposit Insurance Corporation (FDIC) deposit insurance levies, partially offset by the impact of changing rates on the valuation of mortgage servicing rights and litigation costs.

Impairment losses declined 27%, following significant loan reserve building in 2009 and a gradual improvement in the underlying credit environment, offset by higher impairments related to securities. Loan impairments as a percentage of loans and advances decreased from 1.4% to 1.0%.

Business review continued

Global Banking & Markets

	2011	2010	2009
	£m	£m	£m
Net interest income from banking activities	707	1,252	2,424
Funding costs of rental assets	(42)	(37)	(49)
Net interest income	665	1,215	2,375
Net fees and commissions receivable	1,049	1,283	1,335
Income from trading activities	4,735	5,218	7,812
Other operating income	(508)	196	(464)
Non-interest income	5,276	6,697	8,683
Total income	5,941	7,912	11,058
Direct expenses
- staff	(2,454)	(2,693)	(2,904)
- other	(928)	(842)	(777)
Indirect expenses	(949)	(862)	(979)
	(4,331)	(4,397)	(4,660)
Impairment losses	(49)	(151)	(640)
Operating profit	1,561	3,364	5,758

Analysis of income by product
Rates - money markets	(212)	65	1,714
Rates - flow	1,668	1,985	3,142
Currencies	868	870	1,277
Credit and asset-backed markets	1,424	2,215	2,255
Fixed income & currencies	3,748	5,135	8,388
Portfolio management and origination	1,343	1,777	1,185
Equities	781	933	1,474
Total excluding fair value derivative liabilities	5,872	7,845	11,047
Fair value derivative liabilities	69	67	11
Total income	5,941	7,912	11,058

Analysis of impairments by sector
Manufacturing and infrastructure	(139)	51	(91)
Property and construction	(42)	(74)	(49)
Banks and financial institutions	54	(177)	(348)
Other	78	49	(152)
Total impairment losses	(49)	(151)	(640)
Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	0.1%	0.2%	0.6%

Performance ratios
Return on equity (1)	7.7%	16.6%	29.8%
Net interest margin	0.73%	1.05%	1.38%
Cost:income ratio	73%	56%	42%
Compensation ratio (2)	41%	34%	26%
Compensation ratio - continuing business	39%	32%

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Compensation ratio is based on staff costs as a percentage of total income.

Business review continued

	2011	2010	2009
	£bn	£bn	£bn
Capital and balance sheet
Loans and advances to customers	74.7	75.1	90.9
Loans and advances to banks	29.9	44.5	36.9
Reverse repos	100.5	94.8	73.3
Securities	111.0	119.2	106.0
Cash and eligible bills	28.1	38.8	74.0
Other	17.5	24.3	31.1
Total third party assets (excluding derivatives mark-to-market)	361.7	396.7	412.2
Net derivative assets (after netting)	37.0	37.4	68.0
Customer deposits (excluding repos)	37.4	38.9	46.9
Risk elements in lending	1.8	1.7	1.8
Risk-weighted assets	151.1	146.9	123.7

During Q4 2011, the market environment continued to weaken.  Market volatility remained elevated and liquidity depressed as markets reacted to developments in the European sovereign debt crisis.  Deal flow was weak reflecting investor pessimism about the outlook for the world economy.  Throughout the year, GBM continued to deliver core products and innovative solutions to clients, while also focusing on management of its cost base and on tight control of its risk positions.

On 12 January 2012 the Group announced changes to its wholesale banking operations in light of a changed market and regulatory environment. The changes will see the reorganisation of RBS’s wholesale businesses into ‘Markets’ and ‘International Banking’ and the exit and downsizing of selected activities.  The changes will ensure the wholesale businesses continue to deliver against the Group’s strategy.

2011 compared with 2010
Operating profit fell by 54%, from £3,364 million for 2010 to £1,561 million for 2011, driven by a 25% decrease in revenue. The year was characterised by volatile and deteriorating credit markets, especially during the second half of the year when the European sovereign debt crisis drove a sharp widening in credit spreads.

Due to this deterioration in the markets both the Rates and Credit businesses suffered significantly, and income from trading activities, which is after funding costs both internal and external, fell from £5,218 million in 2010, to £4,735  million in 2011. The heightened volatility increased risk aversion amongst clients and limited opportunities for revenue generation in the secondary markets.

Portfolio Management and Origination revenue also fell sharply as clients curtailed new activity and continued to repay existing debt.

Equities revenue fell 16% as wider market conditions reduced investor confidence, resulting in lower client issuance and reduced activity in the secondary markets.

Total costs fell by 2% despite increased investment costs in 2011, which included a programme to meet new regulatory requirements. The compensation ratio in GBM excluding discontinued businesses was 39%, driven by fixed salary costs and prior year deferred awards. Variable compensation accrued in the first half of the year were reduced in the second half of the year, leaving the 2011 variable compensation awards 58% lower than 2010, compared with a 54% fall in operating profit, as detailed on page 289.

Third party assets fell from £396.7 billion in 2010 to £361.7 billion in 2011 as a result of lower levels of activity and careful management of balance sheet exposures.

A 3% increase in risk-weighted assets reflected the impact of significant regulatory changes, with a £21 billion uplift as a result of CRD III, largely offset by the impact of the division’s focus on risk management.

2010 compared with 2009
A fall in operating profit, of 42% year on year reflects sharply reduced revenue partially offset by lower costs and a significant improvement in impairments.

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

Business review continued

RBS Insurance

	2011	2010	2009
	£m	£m	£m
Earned premiums	4,221	4,459	4,519
Reinsurers' share	(252)	(148)	(165)
Net premium income	3,969	4,311	4,354
Fees and commissions	(400)	(410)	(367)
Instalment income	138	159	171
Investment income	265	277	214
Other income	100	179	242
Total income	4,072	4,516	4,614
Direct expenses
- staff expenses	(288)	(287)	(304)
- other expenses	(333)	(325)	(368)
Indirect expenses	(225)	(267)	(270)
	(846)	(879)	(942)
Impairment losses	—	—	(8)
Net claims	(2,772)	(3,932)	(3,606)
Operating profit/(loss)	454	(295)	58

Analysis of income by product
Personal lines motor excluding broker
- own brands	1,874	1,962	1,814
- partnerships	228	373	360
Personal lines home excluding broker
- own brands	490	488	442
- partnerships	378	408	389
Personal lines rescue and other excluding broker
- own brands	185	197	191
- partnerships	132	168	220
Commercial	365	341	305
International	346	333	288
Other (1)	74	246	605
Total income	4,072	4,516	4,614

In-force policies (000s)
Personal lines motor excluding broker
- own brands	3,787	4,162	4,762
- partnerships	320	645	844
Personal lines home excluding broker
- own brands	1,811	1,797	1,774
- partnerships	2,497	2,530	2,566
Personal lines rescue and other excluding broker
- own brands	1,844	1,966	2,262
- partnerships	7,307	7,497	6,688
Commercial	422	352	346
International	1,387	1,082	944
Other (1)	1	644	1,049
Total in-force policies (2)	19,376	20,675	21,235

For notes relating to this table refer to page 44.

Business review continued

	2011 £m	2010 £m	2009 £m
Gross written premium
Personal lines motor excluding broker
- own brand	1,584	1,647	1,738
- partnerships	137	257	311
Personal lines home excluding broker
- own brand	474	478	462
- partnerships	549	556	560
Personal lines rescue and other excluding broker
- own brand	174	178	176
- partnerships	174	159	141
Commercial	435	397	395
International	570	425	354
Other (1)	1	201	343
Total gross written premium	4,098	4,298	4,480

Performance ratios
Return on regulatory capital (3)	11.3%	(7.9%)	1.7%
Return on tangible equity (4)	10.3%	(6.8%)	1.4%
Loss ratio (5)	70%	91%	83%
Commission ratio (6)	10%	10%	8%
Expense ratio (7)	20%	20%	21%
Combined operating ratio (8)	100%	121%	112%
Balance sheet
Total insurance reserves (£m) (9)	7,284	7,643	7,139

Notes:
(1)	‘Other’ predominately consists of the personal lines broker business.
(2)
Total in-force policies include travel and creditor policies sold through RBS Group. These comprise travel policies included in bank accounts e.g. Royalties Gold Account, and creditor policies sold with bank products including mortgage, loan and card payment protection.

(3)	Return on regulatory capital required is based on annualised operating profit/(loss) after tax divided by average notional regulatory equity.
(4)	Return on tangible equity is based on annualised operating profit/(loss) after tax divided by average tangible equity.
(5)	Loss ratio is based on net claims divided by net premium income.
(6)	Commission ratio is based on fees and commissions divided by gross written premium income.
(7)	Expense ratio is based on expenses divided by gross written premium.
(8)	Combined operating ratio is the sum of the loss, commission and expense ratios.
(9)	Consists of general and life insurance liabilities, unearned premium reserves and liability adequacy reserve.

Business review continued

RBS Insurance continued
RBS Insurance continues to make good progress ahead of its divestment from the Group. Operating profit of £454 million for 2011 shows a return to full year profitability and represents close to a £750 million turnaround from 2010. These results demonstrate the success of the first phase of management’s transformation plan - to return to profit in 2011. The full year combined operating ratio improved to 100% (2010 - 121%) with a full year return on equity of 10.3% compared with a negative return of 6.8% in 2010.

The second phase of the RBS Insurance transformation plan, to build competitive advantage, is underway and tangible benefits are already being delivered. All new Churchill, Direct Line and Privilege motor claims, as well as all new Churchill home claims, are now being processed through a new claims management system.  Within motor, the rollout of a new rating engine and new pricing tools ensured more accurate and tailored pricing with the aim of generating greater value from RBS Insurance's multi-brand, multi-distribution strategy.

As part of the plan to build competitive advantage, the rationalisation of occupied sites continues, with 15 site exits by the end of 2011. The consolidation of the four UK general insurance underwriting entities within the RBS Insurance Group was successfully completed in December 2011. All UK general insurance business is now written through one underwriter with the aim of improving operational and capital efficiency.

Marking a significant new partnership, RBS Insurance signed a five-year contract with Sainsbury’s Finance in 2011 to provide underwriting, sales, service and claims management for its car insurance customers. Following the successful launch and development of the car insurance partnership, a further contract was signed early in 2012 to provide home insurance for Sainsbury’s customers.  Building on RBS Insurance’s established successful relationship with Nationwide Building Society, a deal was concluded to extend its provision of home insurance until the end of 2015.  RBS Insurance is also concluding terms with RBS Group’s UK Retail bank on the details of a five-year agreement for the continued provision of general insurance products post separation.  The term would commence from the point of initial divestment.

While overall gross written premium fell by 5% in 2011, it increased by 10% in Commercial, which includes NIG, the commercial broker business, and Direct Line for Business, the direct SME insurer.  A new brand identity was unveiled for NIG and work continued to improve its product offering and service to brokers. Direct Line for Business continued to develop well.

RBS Insurance’s international division showed strong growth in gross written premiums primarily in Italy, assisted by the first full year of its sales agreements with FGA Capital, a joint venture between Fiat and Credit Agricole.  The German business also showed good growth following improvements in the second half of 2011 to its direct and partnership business, including strengthening its relationship with Renault.

Ahead of the planned divestment in the second half of 2012, RBS Insurance has begun separating its activities and operations from RBS Group. Its corporate functions have been strengthened, arm’s length agreements are under discussion with the Group where appropriate, a new corporate brand, Direct Line Group was announced on 15 February 2012 and a new risk and control framework has been implemented, in readiness for standalone status.

Overall, RBS Insurance has powerful brands, improved earnings, a robust balance sheet and is executing the second phase of its transformation plan to rebuild competitive advantage.

Business review continued

2011 compared with 2010
Operating profit rose by £749 million in 2011, principally due to the non repeat of the bodily injury reserve strengthening in 2010, de-risking of the motor book, exit of certain business segments and more benign weather in 2011.

Gross written premium fell £200 million, 5%, as the business continued to drive improved profitability through reduced volumes in unattractive segments.  This was partially offset by growth in Commercial and International.

Total income fell £444 million, 10%, following the exit of personal lines broker, a decline in premiums reflecting reduced motor volumes and higher reinsurance costs to reduce the risk profile of the book. Investment income fell £12 million, 4%, reflecting decreased yields on the portfolio in 2011, partially offset by higher realised gains.

Total direct expenses rose by £9 million principally driven by project activity to support the transformation plan.

Net claims fell £1,160 million, 30%, due to the non recurrence of bodily injury reserve strengthening in 2010, actions taken to de-risk the book, the exit of certain business segments and more benign weather in 2011.

At the end of 2011, RBS Insurance's investment portfolios comprised primarily cash, gilts and investment grade bonds.  Within the UK portfolio, £8.9 billion, and the International portfolio, £827 million, there was no exposure to sovereign debt issued by Portugal, Ireland, Italy, Greece or Spain.

Total in-force policies fell 6% in the year due to planned de-risking of the motor book and the exiting of certain other segments and partnerships, including personal lines broker.

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

Income was down 2% (£98 million) against 2009, driven by a managed reduction in the risk of the UK motor book, largely offset by significant price increases:

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

Expenses were down 7%, driven by lower industry levies and marketing costs.

Business review continued

Central items

	2011	2010	2009
	£m	£m	£m
Central items not allocated	156	577	385

Funding and operating costs have been allocated to operating divisions, based on direct service usage, requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

2011 compared with 2010
Central items not allocated represented a credit of £156 million in 2011, a decline of £421 million compared with 2010.

2010 benefited from c.£300 million of accounting gains on hybrid securities, c.£150 million of which was amortised during 2011.

A VAT recovery of £176 million in 2010 compared with £85 million recovered in 2011.

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

Business review continued

Non-Core

	2011	2010	2009
	£m	£m	£m
Net interest income	876	1,959	1,506
Funding costs of rental assets	(210)	(276)	(256)
Net interest income	666	1,683	1,250
Net fees and commissions	(38)	471	510
Loss from trading activities	(721)	(31)	(5,161)
Insurance net premium income	286	695	784
Other operating income
- rental income	953	1,035	690
- other (1)	60	(889)	(443)
Non-interest income	540	1,281	(3,620)
Total income/(loss)	1,206	2,964	(2,370)
Direct expenses
- staff	(375)	(731)	(851)
- operating lease depreciation	(347)	(452)	(402)
- other	(256)	(573)	(573)
Indirect expenses	(317)	(500)	(552)
	(1,295)	(2,256)	(2,378)
Insurance net claims	(195)	(737)	(588)
Impairment losses	(3,919)	(5,476)	(9,221)
Operating loss	(4,203)	(5,505)	(14,557)

Analysis of income/(loss) by business
Banking & portfolios	1,474	1,673	(155)
International businesses	419	778	1,204
Markets	(687)	513	(3,419)
Total income/(loss)	1,206	2,964	(2,370)

Loss from trading activities
Monoline exposures	(670)	(5)	(2,387)
Credit derivative product companies	(85)	(139)	(947)
Asset-backed products (2)	29	235	(288)
Other credit exotics	(175)	77	(558)
Equities	(11)	(17)	(47)
Banking book hedges	(1)	(82)	(1,613)
Other (3)	192	(100)	679
	(721)	(31)	(5,161)

Impairment losses
Banking & portfolios	3,833	5,328	8,350
International businesses	82	200	499
Markets	4	(52)	372
Total impairment losses	3,919	5,476	9,221

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) (4)
Banking & portfolios	4.9%	5.0%	5.8%
International businesses	3.7%	4.4%	4.1%
Markets	(3.0%)	0.2%	7.5%
Total	4.8%	4.9%	5.7%

Notes:
(1)	Includes losses on disposals of £127 million for 2011 (2010 - £504 million).
(2)	Asset-backed products include super asset backed structures and other asset-backed products.
(3)	Includes profits in RBS Sempra Commodities JV of £4 million for 2011 (2010 - £372 million).
(4)	Includes disposal groups.

Business review continued

Non-Core continued

	2011	2010	2009
Performance ratios
Net interest margin	0.64%	1.16%	0.69%
Cost:income ratio	107%	76%	(100%)
Adjusted cost:income ratio	128%	101%	(80%)

	£bn	£bn	£bn
Capital and balance sheet
Total third party assets (excluding derivatives) (1)	93.7	137.9	201.0
Total third party assets (including derivatives) (1)	104.7	153.9	220.9
Loans and advances to customers (gross) (2)	79.4	108.4	149.5
Customer deposits (2)	3.5	6.7	12.6
Risk elements in lending (2)	24.0	23.4	22.9
Risk-weighted assets (1)	93.3	153.7	171.3

Gross customer loans and advances
Banking & portfolios	77.3	104.9	138.3
International businesses	2.0	3.5	9.4
Markets	0.1	—	1.8
	79.4	108.4	149.5

Risk-weighted assets
Banking & portfolios	64.8	83.5	92.5
International businesses	4.1	5.6	11.5
Markets	24.4	64.6	67.3
	93.3	153.7	171.3

Third party assets (excluding derivatives)
Banking & portfolios	81.3	113.9	58.2
International businesses	2.9	4.4	43.8
Markets	9.5	19.6	69.3
	93.7	137.9	171.3

	31 December 2010 £bn	Run-off £bn	Disposals/ restructuring £bn	Drawings/ roll overs £bn	Impairments £bn	FX £bn	31 December 2011 £bn
Third party assets (excluding derivatives)
Commercial real estate	42.6	(5.6)	(2.4)	0.7	(3.4)	(0.4)	31.5
Corporate	59.8	(8.5)	(11.3)	2.5	(0.1)	(0.2)	42.2
SME	3.7	(1.6)	—	0.1	(0.1)	—	2.1
Retail	9.0	(1.1)	(1.4)	—	(0.3)	(0.1)	6.1
Other	2.5	(0.6)	—	—	—	—	1.9
Markets	13.6	(2.9)	(1.8)	1.0	—	(0.1)	9.8
Total (excluding derivatives)	131.2	(20.3)	(16.9)	4.3	(3.9)	(0.8)	93.6
Markets - RBS Sempra Commodities JV	6.7	(1.3)	(5.0)	—	—	(0.3)	0.1
Total (3)	137.9	(21.6)	(21.9)	4.3	(3.9)	(1.1)	93.7

Notes:
(1)	Includes RBS Sempra Commodities JV (2011 third party assets, excluding derivatives (TPAs) £0.1 billion, RWAs £1.6 billion; 2010 TPAs £6.7 billion, RWAs £4.3 billion).
(2)	Excluding disposal groups.
(3)	Disposals of £0.2 billion have been signed as at 31 December 2011 (2010 - £12 billion).

Business review continued

Impairment losses by donating division and sector	2011 £m	2010 £m	2009 £m
UK Retail
Mortgages	5	5	6
Personal	(27)	8	47
Total UK Retail	(22)	13	53

UK Corporate
Manufacturing and infrastructure	76	26	87
Property and construction	224	437	651
Transport	52	3	10
Banking and financial institutions	5	69	102
Lombard	75	129	95
Other	96	166	732
Total UK Corporate	528	830	1,677

Ulster Bank
Mortgages	—	42	42
Commercial real estate
- investment	609	630	286
- development	1,552	1,759	733
Other corporate	173	251	217
Other EMEA	15	52	106
Total Ulster Bank	2,349	2,734	1,384

US Retail & Commercial
Auto and consumer	58	82	136
Cards	(9)	23	130
SBO/home equity	201	277	452
Residential mortgages	16	4	54
Commercial real estate	40	185	224
Commercial and other	(3)	17	83
Total US Retail & Commercial	303	588	1,079

Global Banking & Markets
Manufacturing and infrastructure	57	(290)	1,404
Property and construction	752	1,296	1,413
Transport	(3)	33	178
Telecoms, media and technology	68	9	545
Banking and financial institutions	(98)	196	620
Other	(20)	14	567
Total Global Banking & Markets	756	1,258	4,727

Other
Wealth	1	51	251
Global Transaction Services	1	—	49
Central items	3	2	1
Total Other	5	53	301

Total impairment losses	3,919	5,476	9,221

Business review continued

Non-Core continued

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector	2011 £bn	2010 £bn	2009 £bn
UK Retail
Mortgages	1.4	1.6	1.9
Personal	0.1	0.4	0.7
Total UK Retail	1.5	2.0	2.6

UK Corporate
Manufacturing and infrastructure	0.1	0.3	0.3
Property and construction	5.9	11.4	14.1
Transport	4.5	5.4	—
Banking and financial institutions	0.6	0.8	—
Lombard	1.0	1.7	2.9
Other	7.5	7.4	17.6
Total UK Corporate	19.6	27.0	34.9

Ulster Bank
Mortgages	—	—	6.0
Commercial real estate
- investment	3.9	4.0	2.1
- development	8.5	8.4	6.3
Other corporate	1.6	2.2	1.3
Other EMEA	0.4	0.4	1.0
Total Ulster Bank	14.4	15.0	16.7

US Retail & Commercial
Auto and consumer	0.8	2.6	3.2
Cards	0.1	0.1	0.5
SBO/home equity	2.5	3.2	3.7
Residential mortgages	0.6	0.7	0.8
Commercial real estate	1.0	1.5	1.9
Commercial and other	0.4	0.5	0.9
Total US Retail & Commercial	5.4	8.6	11.0

Global Banking & Markets
Manufacturing and infrastructure	6.6	8.7	17.5
Property and construction	15.3	19.6	25.7
Transport	3.2	5.5	5.8
Telecoms, media and technology	0.7	0.9	3.2
Banking and financial institutions	5.6	12.0	16.0
Other	6.8	9.0	13.5
Total Global Banking & Markets	38.2	55.7	81.7

Other
Wealth	0.2	0.4	2.6
Global Transaction Services	0.2	0.3	0.8
RBS Insurance	—	0.2	0.2
Central items	(0.2)	(1.0)	(3.2)
Total Other	0.2	(0.1)	0.4

Gross loans and advances to customers (excluding reverse repurchase agreements)	79.3	108.2	147.3

Business review continued

Non-Core third party assets fell to £94 billion, below the revised year end target of £96 billion and significantly ahead of the original guidance of £118 billion.  Further reductions will include the sale of RBS Aviation Capital for £4.7 billion, which was signed in January 2012.  Since the division was formed in 2009, the reduction totals £164 billion, or 64%. By the end of 2011, the Non-Core funded balance sheet equated to less than 10% of the Group funded balance sheet compared with 21% when the division was created.

The division focused on reducing capital intensive trading assets, with activity including the restructuring of monoline exposures, which, at a cost of c.£600 million in 2011, achieved a reduction of £32 billion in risk-weighted assets.

An operating loss of £4,203 million for 2011 was £1,302 million lower than 2010.  Income declined by £1,758 million reflecting continued divestment, including business and country exits.  The decrease was partially offset by a reduction in expenses of £961 million, largely driven by the fall in headcount. Impairment losses fell by £1,557 million despite ongoing challenges in the real estate and Ulster Bank portfolios.

2011 compared with 2010
Operating loss of £4,203 million in 2011 was £1,302 million lower than the loss recorded in 2010. The continued divestment of Non-Core businesses and portfolios has reduced revenue streams as well as the cost base.

Losses from trading activities increased by £690 million compared with 2010, principally as a result of the disposal of RBS Sempra Commodities in 2010 and costs incurred as part of the division’s focus on reducing capital intensive trading assets and mitigating future regulatory uplifts in risk-weighted assets.

Impairment losses fell by £1,557 million despite ongoing challenges in the real estate and Ulster Bank portfolios, reflecting improvements in other asset classes.

Third party assets declined by £44 billion (32%) reflecting disposals of £22 billion and run-off of £22 billion.

Risk-weighted assets were £60 billion lower than 2010, principally driven by significant disposal activity on trading book assets combined with run-off.

Headcount declined by 2,189 (32%) to 4,669 in 2011, largely reflecting the divestment activity in relation to Asia, Non-Core Insurance and RBS Sempra Commodities.

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

Losses from trading activities declined from £5,161 million for 2009 to £31 million for 2010 as underlying asset prices recovered, offset by continuing weakness in credit spreads. The division has recorded profits on the disposal of many asset-backed securities positions. In addition, a significantly smaller loss of £161 million was recorded on banking book hedges as spreads tightened, compared with £1,728 million in 2009.

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

Business review continued

Consolidated balance sheet at 31 December 2011

	2011	2010	2009
	£m	£m	£m
Assets
Cash and balances at central banks	79,269	57,014	52,261
Net loans and advances to banks	43,870	57,911	56,656
Reverse repurchase agreements and stock borrowing	39,440	42,607	35,097
Loans and advances to banks	83,310	100,518	91,753
Net loans and advances to customers	454,112	502,748	687,353
Reverse repurchase agreements and stock borrowing	61,494	52,512	41,040
Loans and advances to customers	515,606	555,260	728,393
Debt securities	209,080	217,480	267,254
Equity shares	15,183	22,198	19,528
Settlement balances	7,771	11,605	12,033
Derivatives	529,618	427,077	441,454
Intangible assets	14,858	14,448	17,847
Property, plant and equipment	11,868	16,543	19,397
Deferred tax	3,878	6,373	7,039
Prepayments, accrued income and other assets	10,976	12,576	20,985
Assets of disposal groups	25,450	12,484	18,542
Total assets	1,506,867	1,453,576	1,696,486

Liabilities
Bank deposits	69,113	66,051	104,138
Repurchase agreements and stock lending	39,691	32,739	38,006
Deposits by banks	108,804	98,790	142,144
Customers deposits	414,143	428,599	545,849
Repurchase agreements and stock lending	88,812	82,094	68,353
Customer accounts	502,955	510,693	614,202
Debt securities in issue	162,621	218,372	267,568
Settlement balances	7,477	10,991	10,413
Short positions	41,039	43,118	40,463
Derivatives	523,983	423,967	424,141
Accruals, deferred income and other liabilities	23,125	23,089	30,327
Retirement benefit liabilities	2,239	2,288	2,963
Deferred tax	1,945	2,142	2,811
Insurance liabilities	6,312	6,794	10,281
Subordinated liabilities	26,319	27,053	37,652
Liabilities of disposal groups	23,995	9,428	18,890
Total liabilities	1,430,814	1,376,725	1,601,855

Non-controlling interests	1,234	1,719	16,895
Owners’ equity	74,819	75,132	77,736
Total equity	76,053	76,851	94,631

Total liabilities and equity	1,506,867	1,453,576	1,696,486

Business review continued

Commentary on consolidated balance sheet
2011 compared with 2010
Total assets of £1,506.9 billion at 31 December 2011 were up £53.3 billion, 4%, compared with 31 December 2010. This principally reflects an increase in cash and balances at central banks and the mark-to-market value of derivatives in Global Banking & Markets, partly offset by decreases in debt securities and equity shares and the continuing disposal and run-off of Non-Core assets.

Cash and balances at central banks were up £22.3 billion, 39%, to £79.3 billion due to improvements in the Group’s structured liquidity position during 2011.

Loans and advances to banks decreased by £17.2 billion, 17%, to £83.3 billion. Reverse repurchase agreements and stock borrowing (‘reverse repos’) were down £3.2 billion, 7%, to £39.4 billion and bank placings declined £14.0 billion, 24%, to £43.9 billion, primarily as a result of the reduction in exposure to eurozone banks and lower cash collateral requirements.

Loans and advances to customers were down £39.7 billion, 7%, to £515.6 billion. Within this, reverse repurchase agreements were up £9.0 billion, 17%, to £61.5 billion. Customer lending decreased by £48.7 billion, 10%, to £454.1 billion or £46.9 billion, 9%, to £473.9 billion before impairment provisions.  This reflected the transfer to disposal groups of £19.5 billion of customer balances relating to the UK branch-based businesses.  There were also planned reductions in Non-Core of £28.1 billion, together with declines in UK Corporate, £2.9 billion and Ulster Bank, £2.0 billion, together with the effect of exchange rate and other movements, £1.9 billion. These were partially offset by growth in Global Banking & Markets, £0.2 billion, Global Transaction Services, £1.5 billion, Wealth, £0.7 billion, UK Retail, £2.3 billion and US Retail & Commercial, £2.8 billion.

Debt securities were down £8.4 billion, 4%, to £209.1 billion driven mainly by a reduction in holdings of government and financial institution bonds in Global Banking & Markets and Group Treasury.

Equity shares decreased £7.0 billion, 32%, to £15.2 billion which largely reflects the closure of positions to reduce the Group’s level of unsecured funding requirements to mitigate the potential impact of unfavourable market conditions.

Settlement balances declined £3.8 billion, 33% to £7.8 billion as a result of decreased customer activity.

Movements in the value of derivative assets up £102.5 billion, 24%, to £529.6 billion, and liabilities, up £100.0 billion, 24%, to £524.0 billion, primarily reflect increases in interest rate contracts as a result of a significant downward shift in interest rates across all major currencies, together with increases in the mark-to-market value of credit derivatives as a result of widening credit spreads and rising credit default swap prices.

Property, plant and equipment declined £4.7 billion, 28%, to £11.9 billion, primarily as a result of the transfer of RBS Aviation Capital’s operating lease assets to disposal groups.

Deferred taxation was down £2.5 billion, 39%, to £3.9 billion, largely as a result of the utilisation of brought forward tax losses in the UK.

The increase in assets and liabilities of disposal groups reflects the reclassification of the UK branch-based businesses and RBS Aviation Capital pending their disposal, partly offset by the completion of disposals, primarily RBS Sempra Commodities JV and certain Non-Core project finance assets.

Deposits by banks increased £10.0 billion, 10%, to £108.8 billion, with higher repurchase agreements and stock lending (‘repos’), up £6.9 billion, 21%, to £39.7 billion and higher inter-bank deposits, up £3.1 billion, 5%, to £69.1 billion.

Customer accounts fell £7.7 billion, 2%, to £503.0 billion. Within this, repos increased £6.7 billion, 8%, to £88.8 billion. Excluding repos, customer deposits were down £14.4 billion, 3%, to £414.1 billion, reflecting the transfer to disposal groups of £21.8 billion of customer accounts relating to the UK branch-based businesses. This was partly offset by the net effect of growth in Global Transaction Services £2.7 billion, UK Corporate, £0.9 billion, UK Retail, £5.8 billion, US Retail & Commercial, £0.6 billion and Wealth, £1.8 billion, together with exchange rate and other movements of £0.3 billion and declines in Global Banking & Markets, £0.8 billion, Ulster Bank, £0.8 billion and Non-Core, £3.1 billion.

Debt securities in issue were down £55.8billion, 26% to £162.6 billion driven by reductions in the level of certificates of deposit and commercial paper in Global Banking & Markets and Group Treasury.

Settlement balances declined £3.5 billion, 32%, to £7.5 billion and short positions were down £2.1 billion, 5%, to £41.0 billion due to decreased customer activity.

Subordinated liabilities were down £0.7 billion, 3%, to £26.3 billion, primarily reflecting the redemption of £0.2 billion US dollar and £0.4 billion Euro denominated dated loan capital.

The Group’s non-controlling interests decreased by £0.5 billion, 28%, to £1.2 billion, primarily due to the disposal of the majority of the RBS Sempra Commodities JV business, £0.4 billion.

Owners’ equity decreased by £0.3 billion to £74.8 billion. This was driven by the attributable loss for the year, £2.0 billion, together with the recognition of actuarial losses in respect of the Group’s defined benefit pension schemes, net of tax, £0.5 billion and exchange rate and other movements of £0.3 billion.  Offsetting these reductions were gains in available-for-sale reserves, £1.1 billion and cashflow hedging reserves, £1.0 billion and the issue of shares under employee share schemes, £0.4 billion.

Business review continued

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

Deposits by banks declined £43.4 billion, 31%, to £98.8 billion or £66.1 billion, 36% following the disposal of the RFS minority interest, with reduced inter-bank deposits, down £49.7 billion, 43%, to £66.1 billion and lower repurchase agreements and stock lending (‘repos’), down £5.3 billion, 14%, to £32.7 billion.

Customer accounts decreased £103.5 billion, 17%, to £510.7 billion but excluding the disposal of the RFS minority interest were up £28.1 billion, 6%. Within this, repos increased £13.7 billion, 20%, to £82.1 billion. Excluding repos, customer deposits were up £14.3 billion, 3%, to £428.6 billion, reflecting growth in UK Corporate, £12.2 billion, Global Transaction Services, £7.8 billion, UK Retail, £7.0 billion, Ulster Bank, £1.7 billion and Wealth, £0.8 billion, together with exchange rate and other movements of £3.0 billion. This was partially offset by decreases in Global Banking & Markets, £8.3 billion, US Retail & Commercial, £4.0 billion and Non-Core, £5.9 billion.

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

Business review continued

Cash flow
	2011	2010	2009
	£m	£m	£m
Net cash flows from operating activities	3,325	19,291	(992)
Net cash flows from investing activities	14	3,351	54
Net cash flows from financing activities	(1,741)	(14,380)	18,791
Effects of exchange rate changes on cash and cash equivalents	(1,473)	82	(8,592)
Net increase in cash and cash equivalents	125	8,344	9,261

2011
The major factors contributing to the net cash inflow from operating activities of £3,325 million were the elimination of foreign exchange differences of £2,702 million, depreciation and amortisation of £1,875 million and inflow from other items of £2,900 million, partially offset by the net operating loss before tax of £708 million from continuing and discontinued operations and the decrease of £3,444 million in operating assets and liabilities.

Net cash inflows from investing activities of £14 million related to the net inflows from sales of securities of £3,074 million, and sale of property, plant and equipment of £1,840 million offset by net cash outflows from investments in business interests and intangible assets of £1,428 million and from the purchase of property, plant and equipment of £3,472 million.

Net cash outflows from financing activities of £1,741 million relate primarily to interest on subordinated liabilities of £714 million, repayment of subordinated liabilities of £627 million and redemption of non-controlling interests of £382 million.

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

Business review continued

Capital resources
The following table analyses the Group's regulatory capital resources on a fully consolidated basis at 31 December as monitored by the FSA for regulatory purposes.

	2011	2010	2009	2008	2007
	£m	£m	£m	£m	£m
Capital base
Tier 1 capital	56,990	60,124	76,421	69,847	44,364
Tier 2 capital	8,546	9,897	15,389	32,223	33,693
Tier 3 capital	—	—	—	260	200
	65,536	70,021	91,810	102,330	78,257
Less: Supervisory deductions	(4,828)	(4,732)	(4,565)	(4,155)	(10,283)
Total regulatory capital	60,708	65,289	87,245	98,175	67,974

Risk-weighted assets (1)
Credit risk	344,300	385,900	513,200	551,300
Counterparty risk	61,900	68,100	56,500	61,100
Market risk	64,000	80,000	65,000	46,500
Operational risk	37,900	37,100	33,900	36,900
	508,100	571,100	668,600	695,800
Asset Protection Scheme relief	(69,100)	(105,600)	(127,600)	n/a
	439,000	465,500	541,000	695,800

Banking book:
On-balance sheet	480,200
Off-balance sheet	84,600
Trading book	44,200
609,000

Risk asset ratios	%	%	%	%	%
Core Tier 1	10.6	10.7	11.0	6.6	4.5
Tier 1	13.0	12.9	14.1	10.0	7.3
Total	13.8	14.0	16.1	14.1	11.2

Note:
(1)	The data for 2008 onwards are on a Basel II basis; 2007 is on a Basel I basis.

It is the Group's policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the Group has regard to the supervisory requirements of the Financial Services Authority (FSA). The FSA uses Risk Asset Ratio (RAR) as a measure of capital adequacy in the UK banking sector, comparing a bank's capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are 'weighted' to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a Tier 1 component of not less than 4%. At 31 December 2011, the Group's total RAR was 13.8% (2010 - 14.0%) and the Tier 1 RAR was 13.0% (2010 -12.9%). For further information refer to Balance sheet management: Capital management on pages 68 to 73.

Business review Risk and balance sheet management

Risk and balance sheet management
In this section (pages 58 to 207) of the Business review, certain information has been audited and is part of the Group’s financial statements as permitted by IFRS 7. Other disclosures are unaudited and are labelled with an asterisk (*). In this section, the 2009 data relate to the Group before RFS Holdings minority interest (RFS MI).

Introduction*
All the disclosures in this section (pages 58 to 67) are unaudited as indicated by an asterisk (*).

Risk management plays an integral role in the delivery of the Group’s strategic goal to be a safe and secure banking group. The implementation of a stronger and more effective culture of risk management and control provides the platform necessary to address historical vulnerabilities, rebuild upon the Group’s core strengths and position it on a sustainable and profitable path for future growth.

Financial strength and resilience are at the heart of the Group’s Strategic Plan. The Group has defined this level of robustness as that which is capable of achieving and sustaining a standalone credit rating (i.e. without government support) that is in line with those of its strongest international peers.

Given this central aim, in 2009 the Group Board set out four key strategic risk objectives, aligned to the Group’s Strategic Plan. These are to:

•
maintain capital adequacy: to ensure that the Group has sufficient (and easily accessible) capital resources to meet regulatory requirements and to cover the potential for unexpected losses in its asset portfolio;

•
deliver stable earnings growth: to ensure that strategic growth is based around a longer-term risk versus reward consideration, with significantly lower volatility in underlying profitability than was seen over the previous five years;

•
ensure stable and efficient access to funding and liquidity: such that the Group has sufficient funding to meet its obligations, taking account of the constraint that some forms of funding may not be available when they are most needed; and

•
maintain stakeholder confidence: to ensure that stakeholders have confidence in the Group’s recovery plan, its ability to deliver its strategic objectives and the effectiveness of its business culture and operational controls.

Each objective is essential in its own right, but also mutually supportive of the others.

These strategic risk objectives are the bridge between the Group-level business strategy and the frameworks, limits and tolerances that are used to set risk appetite and manage risk in the business divisions on a day-to-day basis.

In 2011, the Group made significant progress in strengthening its approach to risk management in an external environment that remained challenging.

The task of setting a comprehensive risk appetite and aligning it with the Group’s business strategy demands a clear understanding of the types of risk the Group faces and their potential size. With this goal in mind, over the past year the Group has developed a catalogue of the risks it faces (a risk taxonomy) and undertaken a Group-wide material risk assessment to analyse the scale of each risk and the potential interactions between them (for a detailed discussion of risk appetite, see page 59).

The delivery of proactive and effective risk management relies on high quality data inputs on which to make assessments. It also requires robust forward-looking measurement and stress testing capabilities (see stress testing on page 60). Both of these areas continue to be enhanced and improvements embedded across the Group.

Risk control frameworks are used to identify and address concentrations of risk. These systems are reinforced by a Group Policy Framework (see page 60), which was enhanced during 2011, with assurance activity ongoing to ensure the policy standards it comprises remain appropriate.

Effective risk management also requires a robust governance framework. During 2011, the roles and responsibilities of the Executive Risk Forum and its supporting committees were reviewed and more clearly defined (see pages 62 to 64).

The Group has launched a common set of values for the risk community that impact directly on behaviours and help to engender a risk management function that is widely respected and valued across the Group. A Group-wide policy that explicitly aligns remuneration with effective risk management has also been put in place.

The focus is now on fully embedding the Group’s strategy for risk management into the day-to-day management of its businesses, as well as preparing the Group to face future challenges in a rapidly evolving external environment. More detailed discussions on how the Group strengthened its approach to risk management in 2011 and the areas of focus going forward is contained within the relevant sub-sections on the following pages.

* unaudited

Business review Risk and balance sheet management continued

Risk appetite*
The Group’s focus on setting a clear risk appetite and embedding a strong culture of risk management and control is designed to ensure it is able to proactively identify and reduce risk exposures and has the resilience to respond effectively to any unforeseen shocks.

The Group’s risk appetite identifies and establishes the level and type of risks that it is able and willing to take in order to:

•	meet its strategic objectives - this includes the Group’s stated objective of achieving and sustaining a standalone credit rating in line with those of its strongest international peers; and

•
meet its wider obligations to stakeholders - the Group’s Strategic Plan is built on the core foundations of serving its customers well, acting responsibly and creating sustainable value for its shareholders.

A clear risk appetite provides a greater understanding across the Group of the acceptable levels of risk for each business. It provides a solid platform from which the Group can focus on its key business strengths and competitive advantages over the long-term.

Approach and key principles
The Strategic Plan set key performance indicators for capital, leverage, liquidity and funding, aligned with the Group’s strategic objectives. It also established a Non-Core division to manage, dispose of and run-off assets that the Group was seeking to exit from, which by definition were outside its appetite.

Building on these core foundations, the Group has developed a framework that sets and implements an appropriate risk appetite for the Group (and its main businesses), supported by a regular monitoring and review process.

Under this framework, risk appetite targets - based on both the quantitative and qualitative aspects of risk - have been set by the Group Board, aligned with Group and divisional strategic objectives. These targets support and augment the strategic, financial and risk controls that are already in place and help to shape the way the Group operates at all levels. Clear roles and responsibilities are established to measure, cascade and report performance against risk appetite and to provide assurances that business is being conducted within approved risk limits and tolerances.

The development of this framework has been based on the following best practice principles:

•	strong leadership from the Group Board in establishing and setting risk appetite and in ensuring its purpose is understood and its use promoted as good business practice;

•	a strong risk management culture, in which risk is clearly and meaningfully aligned with business behaviours and outcomes;

•	a close collaborative partnership between the risk, strategy, treasury and finance functions that facilitates a broader internal debate on key issues; and

•	clear accountability by each division (and business unit) for the level of risk it is prepared to take to achieve its business objectives.

Group-wide stress testing is used to assess whether strategic plans are consistent with risk appetite and to measure the key drivers of risk (down to business unit level), with mitigating actions identified whenever the risk profile is considered to be outside (or close to) acceptable levels (see page 60).

Design to delivery
The Group’s risk appetite has been set by the Group Board and is now operational. Significant progress has been made in establishing the underlying framework and rolling it out across the Group and its divisions.

The key channels through which risk appetite is cascaded throughout and embedded in each division are:

•
divisional risk appetite statements - each division has developed its own risk appetite statement, which is based on the four strategic risk objectives and is appropriate for its business plans but also aligned with the Group’s risk appetite targets;

•
risk control frameworks and limits - risk control frameworks set clear guidance on acceptable limits and tolerances for all material risk types (e.g. credit, market and country risk), aligned with the Group’s risk appetite targets;

•	Group operational and conduct risk appetite - the Group has developed a robust control environment to ensure it conducts its activities in accordance with its regulatory and other obligations; and

•	culture, values and remuneration - a programme of communication, engagement and training is being rolled out across the Group to engender a wide understanding of the purpose of risk appetite.

The Group regards the implementation of its risk appetite framework as an essential step in driving the cultural change required to achieve its strategic objectives and a dynamic, ongoing process. The Board Risk Committee (see the Report of the Board Risk Committee on pages 226 to 229) reviews both the targets and the framework on a regular basis, to ensure they remain aligned to strategic objectives, business performance, emerging risks and changes in the external environment.

* unaudited

Business review Risk and balance sheet management continued

Introduction*: Stress testing
Stress testing describes the evaluation of a bank’s financial position under severe but plausible stress scenarios. Stress testing refers to the application of individual stress tests and the broader framework under which these tests are developed, evaluated and used within the Group’s decision-making process in the context of the wider economic environment.

Internal stress tests
The Group’s stress testing framework is designed to embed stress testing as a key risk management technique into mainstream risk reporting, capital planning and business processes at both Group and divisional levels.

The Executive Risk Forum (see Risk governance on page 61) is the main body overseeing the Group’s stress testing approach, processes and results. The forum is primarily responsible for reviewing and challenging the results of any Group-wide stress test and ensuring that, where necessary, appropriate management actions are undertaken. The Board Risk Committee will provide oversight and challenge as appropriate.

Stress testing forms part of the Group’s risk and capital management framework and is a major component of the Basel III requirements. It highlights to senior management potential adverse unexpected outcomes related to a mixture of risks and provides an indication of how much capital might be required to absorb losses should adverse scenarios materialise.

Stress testing is used at both divisional and Group levels to assess risk concentrations and estimate the impact of stressed earnings, impairments and write-downs on capital as well as the liquidity and funding position of the Group. It determines overall capital adequacy under a variety of adverse scenarios.

A series of stress events are monitored on a regular basis to assess the potential impact of a severe yet plausible event on the Group. There are four core types of scenario stress testing:

•	macroeconomic stress testing, which considers the impact on both earnings and capital for a range of scenarios;

•
enterprise-wide stress testing, which considers scenarios that are not macroeconomic in nature but are sufficiently broad to entail multiple risks or affect multiple divisions and are likely to affect earnings, capital and funding;

•	cross-divisional stress testing, which includes scenarios that affect multiple divisions due to their sensitivity to a common risk factor; and

•	divisional and risk-specific stress testing, which is undertaken to support risk identification and management.

Portfolio analysis, using historical performance and forward-looking indicators of change, uses stress testing to assess potential exposure to events and seeks to quantify the impact of an adverse change in factors that drive the performance and profitability of a portfolio.

Industry-wide stress tests
The Group takes part in a number of industry-wide stress tests, in particular, the European Banking Authority Stress Test and IMF UK Financial Sector Assessment Program, results of which were published in July 2011. These confirmed that the Group remains well capitalised with a strong Core Tier 1 capital ratio and a strong Total capital ratio under both baseline and adverse scenarios. During 2011, the Group also undertook the FSA anchor scenario test.

In December 2011, the European Banking Authority published the results of its recapitalisation exercise - a review of banks’ actual capital positions on sovereign exposures - showing the Group had no overall capital shortfall after including the sovereign capital buffer.

Group Policy Framework*
Achieving and sustaining a robust control framework in line with those of the Group’s strongest international peers is critical to achieving the successful delivery of the Group’s risk objectives.

With this goal in mind, the Group Policy Framework (GPF) has been revised and broadened. The GPF consolidates a large number of individual policies under a consistent and structured overarching framework for conduct, control and governance. It provides clear guidance and controls on how the Group does business, linked to its risk appetite, its business conduct and compliance responsibilities and its focus on delivering a control environment consistent with best practice against relevant external benchmarks.

The GPF and related initiatives aim to ensure that:

•	the Group has clear control standards and ethical principles to cover the risks that it faces to support effective risk management and meet regulatory and legal requirements;

•	policies are followed across the Group and compliance can be clearly evidenced, assessed and reported by line management; and

•	the control environment is monitored and overseen through good governance.

Communication and training programmes are provided to all relevant staff as the policies are embedded, ensuring that staff are aware of their responsibilities. The GPF is structured to ensure that policy standard owners and sponsors review their policies on a regular basis, with any identified shortfalls against industry best practice documented and addressed within an agreed time frame.

* unaudited

Business review Risk and balance sheet management continued

The GPF was introduced in 2009. Enhancements applied in 2011 included the following:

•	the Group’s policy standards, which comprise the GPF, were rewritten to ensure they clearly express the mandatory controls required to mitigate the key risks the Group faces;

•
all of the Group’s policy standards were benchmarked against relevant external reference points such as peer organisations to challenge and verify the content of the policy standards. Where identified, further improvements to the policy standards are now being implemented;

•	for each policy standard, appropriate risk based assurance activity was introduced to ensure each division is appropriately controlled and compliance with policy can be demonstrated; and

•
risk appetite has its own policy standard within the GPF that clearly sets out roles and responsibilities in relation to the implementation of the risk appetite framework and provides assurance that risks are being actively managed within approved levels and tolerances.

The GPF will continue to be improved and embedded. The results of assurance activity, monitoring and analysis of the internal and external environment will be used to reassess the policy standards on a regular basis.

Risk governance*
The Group is committed to the highest standards of corporate governance in every aspect of the business, including risk management.
A key aspect of the Group Board’s responsibility as the main decision making body at Group level is the setting of Group risk appetite to ensure that the levels of risk that the Group is willing to accept in the attainment of its strategic business and financial objectives are clearly understood.

To enable the Group Board to carry out its objectives, it has delegated authority to senior Board and executive committees, as required and appropriate. A number of key committees specifically consider risk across the Group, as set out in the diagram below.

Notes:
(1)	The Capital and Stress Testing Committee is a sub-committee of the Group Asset and Liability Management Committee.
(2)
The following specialist sub-committees report directly to the Group Risk Committee: Global Markets Risk Committee, Group Country Risk Committee, Group Models Committee, Group Credit Risk Committee and Operational Risk Executive Committee. In addition, Divisional Risk Committees report to the Group Risk Committee.

* unaudited

Business review Risk and balance sheet management continued

Introduction*: Risk governance continued
The key risk responsibilities of each of these committees as well as their membership are set out in the table below. Further information on the Group Board and Board Committees is available on page 210.

These committees are supported at a divisional level by a risk governance structure embedded in the business. These committees play a key role in ensuring that the Group’s risk appetite is supported by effective risk management frameworks, limits and policies, together with clear accountabilities for approval, monitoring, oversight, reporting and escalation.

During 2011, the roles and responsibilities of the Executive Risk Forum and its supporting committees were reviewed and more clearly defined, to meet the future needs of the Group.

In particular, the Executive Risk Forum was repositioned as a strategic committee focusing on strategic level risks and issues, and retaining the approval authority for the most material risk limits and decisions. The Group Risk Committee was refocused to operate primarily as an oversight committee across risk types, concentrating particularly on thematic and emerging risks and issues.

The committees that sit below the Group Risk Committee were streamlined significantly, aligned more closely to key risk types and given clearer empowerment and accountability where required.

A Capital and Stress Testing Committee was created as a sub-committee of the Group Asset and Liability Management Committee to cover risk and capital matters.

The improvements made in 2011 provide further clarity of roles and responsibilities, as well as clear reporting lines and accountabilities. They promote clearer and timelier decision making and more effective risk management and oversight.

The role and remit of the Group committees is set out below. These committees are supported at a divisional level by a risk governance structure embedded in the business.

Board/Committee	Risk focus	Membership
Group Board
The Group Board ensures that the Group manages risk effectively through approving and monitoring the Group’s risk appetite, considering Group stress scenarios and agreed mitigants and identifying longer-term strategic threats to the Group’s business operations.
The Board of directors
Executive Committee
The Executive Committee considers recommendations on risk management matters referred by the Executive Risk Forum and/or Group Risk Committee, including recommendations on risk appetite, risk policies and risk management strategies.
Group Chief Executive Group Finance Director Chief Administrative Officer Chief Executive Officers of divisions Head of Restructuring and Risk
Board Risk Committee
The Board Risk Committee provides oversight and advice to the Group Board on current and potential future risk exposures of the Group and future risk strategy, including determination of risk appetite and tolerance. It also provides a risk review of remuneration arrangements and provides advice to the Remuneration Committee. It operates under delegated authority from the Group Board.
At least three independent non-executive directors, one of whom is the Chairman of the Group Audit Committee.

* unaudited

Business review Risk and balance sheet management continued

Introduction*: Risk governance continued

Board/Committee	Risk focus	Membership
Group Audit Committee
The Group Audit Committee reviews accounting policies and practices, controls and procedures established by management for compliance with regulatory and financial reporting requirements and requirements of external regulations. It has responsibility for monitoring relationships with regulatory authorities. It operates under delegated authority from the Group Board.

At least three independent non-executive directors, at least one of whom is a financial expert as defined in the SEC rules under the US Exchange Act and one of whom is Chairman of the Board Risk Committee.

Group Remuneration Committee
The Group Remuneration Committee is responsible for the overview of the Group’s policy on remuneration and receives advice from Risk Management and the Board Risk Committee to ensure that there is thorough risk input into incentive plan design and target setting as well as risk review of performance bonus pools and clawback. It operates under delegated authority from the Group Board.
At least three independent non-executive directors
Executive Risk Forum
The Executive Risk Forum operates as a committee of the Executive Committee with full authority to act on all risk and control matters across the Group.

The Executive Risk Forum approves the most material limits and decisions above defined thresholds and delegates decisions below these thresholds to sub-committees and appropriate individuals.
Group Chief Executive Group Finance Director Chief Administrative Officer Chief Executive Officers of divisions Head of Restructuring and Risk Deputy Chief Risk Officer
Group Asset and Liability Management Committee
The Group Asset and Liability Management Committee (GALCO) is a sub-committee of the Executive Risk Forum and is responsible for identifying, managing and controlling Group balance sheet risks in executing its chosen business strategy.
Group Finance Director Group Treasurer Chief Executive Officers of divisions Head of Restructuring and Risk Key Group Finance function heads Global Head of Markets
Group Risk Committee
The Group Risk Committee is a sub-committee of the Executive Risk Forum. It is an oversight committee which reviews and challenges risks and limits across the functional areas and plays a key role exercising and demonstrating effective risk oversight across the Group. It reviews risks and issues on a thematic as well as a specific basis and focuses on forward-looking, emerging risks. It considers the overall risk profile across the Group and identifies any key issues for escalation to the Executive Risk Forum.
Deputy Chief Risk Officer Divisional Chief Risk Officers Key Group Risk function heads

* unaudited

Business review Risk and balance sheet management continued

Introduction*: Risk governance continued

Board/Committee	Risk focus	Membership
Capital and Stress Testing Committee
The Capital and Stress Testing Committee is a sub-committee of the Group Asset and Liability Management Committee and focuses on the broad risk capital agenda, including risk appetite, capital usage, stress testing, Internal Capital Adequacy Assessment Process, capital planning, allocation and management, economic capital and prudential developments, including Basel oversight.
Group Finance Director Key Group Finance function heads Key Group Risk function heads
Executive Credit Group
The Executive Credit Group decides on requests for the extension of existing or new credit limits on behalf of the Group Board where the proposed aggregate facility limits are in excess of the credit approval authorities granted to individuals in divisions or in Group Risk Management, or where an appeal against a decline decision of the Group Chief Credit Officer (or delegates) or Group Chief Risk Officer is referred for final decision.

Group A members (1)
Head of Restructuring and Risk
Deputy Chief Risk Officer
Group Chief Credit Officer/Chief Credit Officer N.V.
Head of Global Restructuring Group
Chief Risk Officer, Non-Core division/APS (alternate)

Group B members (1)
Group Chief Executive
Group Finance Director
Chief Executive officers of divisions

(1)   Decisions require input from at least one member from each of Group A and Group B.

Divisional Risk and Audit Committees
Divisional Risk and Audit Committees report to the Board Risk Committee and the Group Audit Committee on a quarterly basis. Their main responsibilities are to:

•  monitor the performance of the divisions relative to divisional and Group risk appetite;

•      review matters relative to accounting policies, internal control, financial reporting, internal audit, external audit and regulatory compliance as set out in their terms of reference; and

•  assist on such other matters as may be referred to them by the relevant divisional Executive Committee, the Group Audit Committee or the Board Risk Committee.

Members: at least three non-executive members who are executives of the Group who do not have executive responsibility in the relevant division.

Attendees: at least two executives of the division, as appropriate. Representatives from finance, risk, internal audit and external audit.

Members of the Board Risk Committee and Group Audit Committee also have the right to attend.

* unaudited

Business review Risk and balance sheet management continued

Introduction*: Risk coverage
The main risk types faced by the Group are presented below, together with a summary of the key areas of focus and how the Group managed these risks in 2011.

Risk type	Definition	Features	How the Group managed risk and the focus in 2011
Capital, liquidity and funding risk	The risk that the Group has insufficient capital or is unable to meet its financial liabilities as they fall due.
Potential to disrupt the business model and stop normal functions of the Group.

Potential to cause the Group to fail to meet the supervisory requirements of regulators.

Significantly driven by credit risk losses.

The Group plans for and maintains an adequate amount and mix of capital consistent with its risk profile. This ensures that in any foreseeable scenario the Group holds minimum capital to meet the standards and requirements of investors, regulators and depositors. The amount of capital required is determined through risk assessments and stress testing.

Active run-off of capital intensive assets in Non-Core and other risk mitigation left the Core Tier 1 ratio strong at 10.6%, despite a £21 billion uplift in RWAs from the implementation of CRD III in December 2011. Refer to pages 68 to 73.

Maintaining the structural integrity of the Group’s balance sheet requires active management of both asset and liability portfolios as necessary. Strong term debt issuance and planned reductions in the funded balance sheet enabled the Group to strengthen its liquidity and funding position as market conditions worsened. Refer to pages 74 to 88.

Credit risk (including counterparty risk)	The risk that the Group will incur losses owing to the failure of a customer to meet its obligation to settle outstanding amounts.
Loss characteristics vary materially across portfolios.

Significant link between losses and the macroeconomic environment.

Can include concentration risk - the risk of loss due to the concentration of credit risk to a specific product, asset class, sector or counterparty.

The Group manages credit risk based on a suite of credit approval and risk concentration frameworks and associated risk management systems and tools. It also continues to reduce the risk associated with legacy exposures through further reductions in Non-Core assets.

During 2011, asset quality continued to improve, resulting in loan impairment charges 21% lower than in 2010 despite continuing challenges in Ulster Bank Group (Core and Non-Core) and corporate real estate portfolios. The Group continued to make progress in reducing key credit concentration risks, with credit exposures in excess of single name concentration limits declining 15% during the year and exposure to commercial real estate declining 14%. Refer to pages 92 to 165.

Country risk	The risk of material losses arising from significant country-specific events.
Can arise from sovereign events, economic events, political events, natural disasters or conflicts.

Potential to affect parts of the Group’s credit portfolio that are directly or indirectly linked to the country in question.

All country exposures are covered by the Group’s country risk management framework. This includes active management of portfolios either when these have been identified as exhibiting signs of stress through the Group’s country Watchlist process or when it is otherwise considered appropriate. Portfolio reviews are undertaken to align country risk profiles to the Group’s country risk appetite in light of economic and political developments.

Sovereign risk increased in 2011, resulting in rating downgrades for a number of countries, including several eurozone members. This resulted in an impairment charge recognised by the Group in 2011 in respect of available-for-sale Greek government bonds. In response, the Group further strengthened its country risk appetite setting and risk management systems during the year and brought a number of advanced countries under limit control. This contributed to a reduction in exposure to a range of countries. Refer to pages 166 to 186.

* unaudited

Business review Risk and balance sheet management continued

Introduction*: Risk coverage continued

Risk type	Definition	Features	How the Group managed risk and the focus in 2011
Market risk	The risk arising from changes in interest rates, foreign currency, credit spreads, equity prices and risk related factors such as market volatilities.	Frequent small losses which are material in aggregate. Infrequent large material losses due to stress events.
A comprehensive structure is in place aimed at ensuring the Group does not exceed its qualitative and quantitative tolerance for market risk.

The Group’s market risk policy statements set out its qualitative tolerance for market risk. They define the governance, responsibilities and requirements for the identification, measurement, analysis, management and communication of the market risk arising from the Group’s trading and non-trading investment activities.

The Group Market Risk limit framework expresses the Group’s quantitative tolerance for market risk. The Group limit metrics capture, in broad terms, the full range of market risk exposures, ensuring the risk is appropriately defined and communicated.

During 2011, the Group continued to manage down its market risk exposure in Non-Core and reduce the asset-backed securities trading inventory such that the trading portfolio became less exposed to credit risk. Refer to pages 187 to 193.

Insurance risk	The risk of financial loss through fluctuations in the timing, frequency and/or severity of insured events, relative to the expectations at the time of underwriting.	Frequent small losses which are material in aggregate. Infrequent large material losses.
The Group’s framework for managing insurance risk, with associated risk appetite and policy frameworks, is designed to ensure insurance risks are appropriately identified, controlled, managed, monitored, reported and mitigated.

Procedures are in place to address any issues, such as breaches of risk appetite that are identified through monitoring and reporting activities. If a breach occurs, an action plan to address the issue is developed, implemented and monitored to ensure the risk is adequately mitigated or a decision is taken to accept it.

During 2011, focus on insurance risk appetite resulted in the de-risking and significant re-pricing of certain classes of business and exiting some altogether. Refer to page 194.

Operational risk	The risk of loss resulting from inadequate or failed processes, people, systems or from external events.	Frequent small losses. Infrequent material losses.
The objective of operational risk management is to manage it to an acceptable level. Processes to achieve this objective take into account the cost of minimising the risk against the resultant reduction in exposure.

During 2011, the Group took steps to enhance its management of operational risks. This was particularly evident in respect of risk appetite, the Group Policy Framework, risk assessment, scenario analysis and statistical modelling for capital requirements.

The level of operational risk remains high due to the scale of structural change occurring across the Group, the pace of regulatory change, the economic downturn and other external threats, such as e-crime. Refer to pages 194 to 197.

* unaudited

Business review Risk and balance sheet management continued

Introduction*: Risk coverage continued

Risk type	Definition	Features	How the Group managed risk and the focus in 2011
Compliance risk	The risk arising from non-compliance with national and international laws, rules and regulations.	Adverse impacts on strategy, capital structure, business models and operational effectiveness. Financial cost of adapting to changes in laws, rules or regulations or of penalties for non-compliance.
Management of compliance risk entails early identification and effective management of changes in legislative, regulatory and other requirements that may affect the Group.

It also requires active engagement with regulators, close analysis of emerging regulatory themes, and interaction with rule-makers and legislators.

Within the GPF, compliance risk policies define minimum standards to which all businesses must adhere. GPF policies are supplemented, where appropriate, by divisional policies to meet local product or market requirements.

During 2011, the Group managed the increased levels of scrutiny and legislation by enlarging the capacity of its compliance, anti-money laundering and regulatory affairs teams and taking steps to improve its operating models, tools, systems and processes. Refer to pages 197 to 202.

Reputational risk	The risk of brand damage arising from financial and non-financial events arising from the failure to meet stakeholders’ expectations of the Group’s performance and behaviour.
Potential to put the entire business at risk. Otherwise, could lead to negative publicity, loss of revenue, costly litigation or a decline in customer base.

Can arise from actions taken by the Group or a failure to take action.

The Group Sustainability Committee and risk committees continue to assess reputational risk issues. In 2011, an Environmental, Social and Ethical (ESE) Risk Policy was developed with sector ESE risk appetite positions drawn up to assess the Group’s appetite to support customers in sensitive sectors including defence, oil and gas. This also included the establishment of divisional reputational risk committees.

Stakeholder engagement was broadened with the implementation of formal sessions between the Group Sustainability Committee and relevant advocacy groups and non-governmental organisations. Refer to page 202.

Business risk	The risk of lower-than-expected revenues and/or higher-than-expected operating costs.	Influenced by many factors such as pricing, sales volume, input costs, regulations and market and economic conditions.
Forecasts of revenues and costs are tested against a range of stress scenarios to identify key risk drivers and the appropriate actions to address and manage them.

Business risk is incorporated within the Group's risk appetite target for earnings volatility that was set in 2011. Refer to page 202.

Pension risk	The risk that the Group will have to make additional contributions to its defined benefit pension schemes.	Funding position can be volatile due to the uncertainty of future investment returns and the projected value of schemes’ liabilities.
The Group manages pension risk from a sponsor perspective using a framework that encompasses risk reporting and monitoring, stress testing, modelling and an associated governance structure that helps ensure the Group is able to fulfil its obligation to support the defined benefit pension schemes to which it has exposure.

In 2011, the Group focused on improved stress testing and risk governance mechanisms. This included the establishment of the Pension Risk Committee and the articulation of its view of risk appetite for the various Group pension schemes. Refer to pages 203 and 204.

Each risk type maps into the Group’s risk appetite framework and contributes to the overall achievement of its strategic objectives with underlying frameworks and limits. The key frameworks and developments over the past year are described in the relevant sections of the following pages.

* unaudited

Business review Risk and balance sheet management continued

Balance sheet management
All disclosures in this section (pages 68 to 91) are audited unless otherwise indicated by an asterisk (*).

Two of the Group’s four key strategic risk objectives relate to the maintenance of capital adequacy and ensuring stable and efficient access to liquidity and funding. This section on balance sheet management explains how the Group is performing on achieving these objectives.

Capital management
Introduction*
The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements as capital adequacy and risk management are closely aligned. The Group operates within an agreed risk appetite whilst optimising the use of shareholders’ funds to deliver sustainable returns.

The appropriate level of capital is determined based on the dual aims of: (i) meeting minimum regulatory capital requirements; and (ii) ensuring the Group maintains sufficient capital to uphold investor and rating agency confidence in the organisation, thereby supporting the business franchise and funding capacity.

Governance*
The Group Asset and Liability Management Committee (GALCO) is responsible for ensuring the Group maintains adequate capital at all times. The newly established Capital and Stress Testing Committee (CAST) is a cross-functional body driving and directing integrated risk capital activities including stress testing economic capital and capital allocation. These activities have linkages to capital planning, risk appetite and regulatory change. CAST reports through GALCO and comprises senior representatives from Risk Management, Group Finance and Group Treasury.

Determining appropriate capital*
The minimum regulatory capital requirements are identified by the Group through the Internal Capital Adequacy Assessment Process and then agreed between the Group Board and the appropriate supervisory authority.

The Group’s own determination of how much capital is sufficient is derived from the desired credit rating level and the application of both internally and externally defined stress tests that identify potential changes in capital ratios over time.

Monitoring and maintenance*
Based on these determinations, which are continually reassessed, the Group aims to maintain capital adequacy both at Group level and in each regulated entity.

The Group operates a rigorous capital planning process aimed at ensuring the capital position is controlled within the agreed parameters. This incorporates regular re-forecasts of the capital positions of the regulated entities and the overall Group. In the event that the projected position deteriorates beyond acceptable levels, the Group would issue further capital and/or revise business plans accordingly.

Stress testing approaches are used to determine the level of capital required to ensure the Group remains adequately capitalised.

Capital allocation*
Capital resources are allocated to the Group’s businesses based on key performance parameters agreed by the Group Board in the annual strategic planning process. Principal among these is a profitability metric which assesses the effective use of the capital allocated to the business. Projected and actual return on equity is assessed against target returns set by the Group Board. The allocations also reflect strategic priorities and balance sheet and funding metrics.

Economic profit is also planned and measured for each division during the annual planning process. It is calculated by deducting the cost of equity utilised in the particular business from its operating profit and measures the value added over and above the cost of equity.

The Group aims to deliver sustainable returns across the portfolio of businesses with projected business returns stressed to test key vulnerabilities.

The divisions use return on capital metrics when making pricing decisions on products and transactions with a view to ensuring customer activity is appropriately aligned with Group and divisional targets and allocations.

The FSA uses the risk asset ratio as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its RWAs (the assets and off-balance sheet exposures are weighted to reflect the inherent credit and other risks); by international agreement the risk asset ratios should not be less than 8% with a Tier 1 component of not less than 4%.

* unaudited

Business review Risk and balance sheet management continued

Capital adequacy*
The Group’s RWAs and risk asset ratios, calculated in accordance with FSA definitions, are set out below.

	Statutory			Proportional
Risk-weighted assets by risk	2011 £bn	2010 £bn	2009 £bn	2009 £bn
Credit risk	344.3	385.9	513.2	410.4
Counterparty risk	61.9	68.1	56.5	56.5
Market risk	64.0	80.0	65.0	65.0
Operational risk	37.9	37.1	33.9	33.9
	508.1	571.1	668.6	565.8
Asset Protection Scheme relief	(69.1)	(105.6)	(127.6)	(127.6)
	439.0	465.5	541.0	438.2

Risk asset ratios	%	%	%	%
Core Tier 1	10.6	10.7	11.0	11.0
Tier 1	13.0	12.9	14.1	14.4
Total	13.8	14.0	16.1	16.3

Key points*
•	Market risk RWAs were impacted by the new CRD III rules but decreased overall by £16 billion in 2011 reflecting de-risking of Non-Core and a reduction in trading VaR.

•	APS relief decreased by £36.5 million, reflecting pool movements, assets moving into default and changes in risk parameters.

Pillar 3*
The Group publishes its Pillar 3 Disclosures on its website, providing a range of additional information relating to Basel II and risk and capital management across the Group. The disclosures focus on capital resources and adequacy and discuss a range of credit risk measures and  management methods (such as credit risk mitigation, counterparty credit risk and provisions) and their associated RWAs under the various Basel II approaches. Detailed disclosures are also made on equity exposures, securitisations, operational risk, market risk and interest rate risk in the banking book.

* unaudited

Business review Risk and balance sheet management continued

Balance sheet management: Capital management continued
Capital resources
The Group’s regulatory capital resources in accordance with FSA definitions were as follows:

	Statutory			Proportional*
Shareholders’ equity (excluding non-controlling interests)	2011 £m	2010 £m	2009 £m	2009 £m
Shareholders’ equity per balance sheet	74,819	75,132	77,736	77,736
Preference shares - equity	(4,313)	(4,313)	(7,281)	(7,281)
Other equity instruments	(431)	(431)	(565)	(565)
	70,075	70,388	69,890	69,890

Non-controlling interests
Non-controlling interests per balance sheet	1,234	1,719	16,895	2,227
Non-controlling preference shares	(548)	(548)	(656)	(656)
Other adjustments to non-controlling interests for regulatory purposes	(259)	(259)	(497)	(497)
	427	912	15,742	1,074

Regulatory adjustments and deductions
Own credit	(2,634)	(1,182)	(1,057)	(1,057)
Unrealised losses on AFS debt securities	1,065	2,061	1,888	1,888
Unrealised gains on AFS equity shares	(108)	(25)	(134)	(134)
Cash flow hedging reserve	(879)	140	252	252
Other adjustments for regulatory purposes	571	204	(193)	41
Goodwill and other intangible assets	(14,858)	(14,448)	(17,847)	(14,786)
50% excess of expected losses over impairment provisions (net of tax)	(2,536)	(1,900)	(2,558)	(2,558)
50% of securitisation positions	(2,019)	(2,321)	(1,353)	(1,353)
50% of APS first loss	(2,763)	(4,225)	(5,106)	(5,106)
	(24,161)	(21,696)	(26,108)	(22,813)

Core Tier 1 capital	46,341	49,604	59,524	48,151

Other Tier 1 capital
Preference shares - equity	4,313	4,313	7,281	7,281
Preference shares - debt	1,094	1,097	3,984	3,984
Innovative/hybrid Tier 1 securities	4,667	4,662	5,213	2,772
	10,074	10,072	16,478	14,037

Tier 1 deductions
50% of material holdings	(340)	(310)	(601)	(310)
Tax on excess of expected losses over impairment provisions	915	758	1,020	1,020
	575	448	419	710

Total Tier 1 capital	56,990	60,124	76,421	62,898

* unaudited

Business review Risk and balance sheet management continued

Capital resources continued

	Statutory			Proportional*
Qualifying Tier 2 capital	2011 £m	2010 £m	2009 £m	2009 £m
Undated subordinated debt	1,838	1,852	4,950	4,200
Dated subordinated debt - net of amortisation	14,527	16,745	20,063	18,120
Reserves arising on revaluation of property	—	—	73	73
Unrealised gains on AFS equity shares	108	25	134	134
Collectively assessed impairment provisions	635	778	796	796
Non-controlling Tier 2 capital	11	11	11	11
	17,119	19,411	26,027	23,334

Tier 2 deductions
50% of securitisation positions	(2,019)	(2,321)	(1,353)	(1,353)
50% excess of expected losses over impairment provisions	(3,451)	(2,658)	(3,578)	(3,578)
50% of material holdings	(340)	(310)	(601)	(310)
50% of APS first loss	(2,763)	(4,225)	(5,106)	(5,106)
	(8,573)	(9,514)	(10,638)	(10,347)

Total Tier 2 capital	8,546	9,897	15,389	12,987

Supervisory deductions
Unconsolidated investments
- RBS Insurance	(4,354)	(3,962)	(4,068)	(4,068)
- Other investments	(239)	(318)	(404)	(404)
Other deductions	(235)	(452)	(93)	(93)
	(4,828)	(4,732)	(4,565)	(4,565)

Total regulatory capital (1)	60,708	65,289	87,245	71,320

Movement in Core Tier 1 capital	2011 £m
At beginning of the year	49,604
Attributable loss net of movements in fair value of own debt	(3,449)
Foreign currency reserves	(363)
Decrease in non-controlling interests	(485)
Decrease in capital deductions including APS first loss	1,128
Other movements	(94)
At end of the year	46,341

Note:
(1)
Total capital includes certain instruments issued by RBS N.V. Group that are treated consistent with the local implementation of the Capital Requirements Directive (including the transitional provisions of that Directive). The FSA formally confirmed this treatment in 2012.

* unaudited

Business review Risk and balance sheet management continued

Balance sheet management: Capital management continued
Risk-weighted assets by division*
Risk-weighted assets by risk category and division are set out below:

	Credit risk	Counterparty risk	Market risk	Operational risk	Gross RWAs	APS relief	Net RWAs
2011	£bn	£bn	£bn	£bn	£bn	£bn	£bn
UK Retail	41.1	—	—	7.3	48.4	(9.4)	39.0
UK Corporate	69.4	—	—	6.7	76.1	(15.5)	60.6
Wealth	10.9	—	0.1	1.9	12.9	—	12.9
Global Transaction Services	12.4	—	—	4.9	17.3	—	17.3
Ulster Bank	33.6	0.6	0.3	1.8	36.3	(6.8)	29.5
US Retail & Commercial	53.4	1.0	—	4.4	58.8	—	58.8
Retail & Commercial	220.8	1.6	0.4	27.0	249.8	(31.7)	218.1
Global Banking & Markets	45.1	39.9	50.6	15.5	151.1	(8.5)	142.6
Other	9.9	0.2	—	0.7	10.8	—	10.8
Core	275.8	41.7	51.0	43.2	411.7	(40.2)	371.5
Non-Core	65.6	20.2	13.0	(5.5)	93.3	(28.9)	64.4
Group before RFS MI	341.4	61.9	64.0	37.7	505.0	(69.1)	435.9
RFS MI	2.9	—	—	0.2	3.1	—	3.1
Group	344.3	61.9	64.0	37.9	508.1	(69.1)	439.0

2010
UK Retail	41.7	—	—	7.1	48.8	(12.4)	36.4
UK Corporate	74.8	—	—	6.6	81.4	(22.9)	58.5
Wealth	10.4	—	0.1	2.0	12.5	—	12.5
Global Transaction Services	13.7	—	—	4.6	18.3	—	18.3
Ulster Bank	29.2	0.5	0.1	1.8	31.6	(7.9)	23.7
US Retail & Commercial	52.0	0.9	—	4.1	57.0	—	57.0
Retail & Commercial	221.8	1.4	0.2	26.2	249.6	(43.2)	206.4
Global Banking & Markets	53.5	34.5	44.7	14.2	146.9	(11.5)	135.4
Other	16.4	0.4	0.2	1.0	18.0	—	18.0
Core	291.7	36.3	45.1	41.4	414.5	(54.7)	359.8
Non-Core	91.3	31.8	34.9	(4.3)	153.7	(50.9)	102.8
Group before RFS MI	383.0	68.1	80.0	37.1	568.2	(105.6)	462.6
RFS MI	2.9	—	—	—	2.9	—	2.9
Group	385.9	68.1	80.0	37.1	571.1	(105.6)	465.5

Asset Protection Scheme*
The Group acceded to the Asset Protection Scheme (APS or ‘the Scheme’) in December 2009.

Following the accession to the APS, HM Treasury provides loss protection against potential losses arising in a pool of assets. HM Treasury also subscribed to £25.5 billion of capital in the form of B shares and a Dividend Access Share, with a further £8 billion of capital in the form of B shares potentially available as contingent capital. The Group pays fees in respect of the protection and contingent capital. The Group has the option, subject to HM Treasury consent, to pay the premium, contingent capital and the exit fee payable in connection with any termination of the Group’s participation in the APS in whole or in part, by waiving the entitlements of members of the Group to certain UK tax reliefs.

Following accession to the APS, arrangements were put in place within the Group that extended effective APS protection to all other regulated entities holding assets covered by the APS.

* unaudited

Business review Risk and balance sheet management continued

Regulatory capital impact of the APS*
Methodology
The regulatory capital requirements for assets covered by the Scheme are calculated using the securitisation framework under the FSA prudential rules. The calculation is as follows (the output is known as ‘the uncapped amount’):

•	First loss - the residual first loss, after impairments and write-downs, to date, is deducted from available capital split equally between Core Tier 1 and Tier 2 capital;
•	HM Treasury share of covered losses - after the first loss has been deducted, 90% of assets covered by HM Treasury are risk-weighted at nil; and
•	RBS share of covered losses - the remaining 10% share of loss is borne by RBS and is risk-weighted in the normal way.

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

Impact
The Group calculates its capital requirements in accordance with the capped basis. Accordingly, the APS has no impact on the Pillar 1 regulatory capital requirement in respect of the assets covered by the APS. It does, however, improve the Core Tier 1 capital ratio of the Group. The protection afforded by the APS assists the Group in satisfying the forward-looking stress testing framework applied by the FSA.

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

For further information on the assets covered by APS see pages 205 to 207.

Basel III*
The rules issued by the Basel Committee on Banking Supervision (BCBS), commonly referred to as Basel III, are a comprehensive set of reforms designed to strengthen the regulation, supervision, risk and liquidity management of the banking sector. In the EU they will be enacted through a revised Capital Requirements Directive referred to as CRD IV.

In December 2010, the BCBS issued the final text of the Basel III rules, providing details of the global standards agreed by the Group of Governors and Heads of Supervision, the oversight body of the BCBS and endorsed by the G20 leaders at their November 2010 Seoul summit. There are transition arrangements proposed for implementing these new standards as follows:

•	National implementation of increased capital requirements will begin on 1 January 2013;
•	There will be a phased five year implementation of new deductions and regulatory adjustments to Core Tier 1 capital commencing on 1 January 2014;
•	The de-recognition of non-qualifying non-common Tier 1 and Tier 2 capital instruments will be phased in over 10 years from 1 January 2013; and
•
Requirements for changes to minimum capital ratios, including conservation and countercyclical buffers, as well as additional requirements for Global Systemically Important Banks, will be phased in from 2013 to 2019.

The Group, in conjunction with the FSA, regularly evaluates its models for the assessment of RWAs ascribed to credit risk across various classes. This, together with the changes introduced by CRD IV relating primarily to counterparty risk, is expected to increase RWA requirements by the end of 2013 by £50 billion to £65 billion.  These estimates are still subject to change; a degree of uncertainty remains around implementation details as the guidelines are not finalised and must still be enacted into EU law. There could be other future changes and associated impacts from these model reviews.

Other regulatory capital changes*
The Group is in the process of implementing changes to the RWA requirements for commercial real estate portfolios consistent with revised industry guidance from the FSA. This is projected to increase RWA requirements by circa £20 billion by the end of 2013, of which circa £10 billion will apply in 2012.

The Group is managing the changes to capital requirements from new regulation and model changes and the resulting impact on the common equity Tier 1 ratio, focusing on risk reduction and deleveraging. This is principally being achieved through the continued run-off and disposal of Non-Core assets and deleveraging in GBM as the business focuses on the most productive returns on capital.

The major categories of new deductions and regulatory adjustments which are being phased in over a five year period from 1 January 2014 include:

•	Expected loss net of provisions;
•	Deferred tax assets not relating to timing differences;
•	Unrealised losses on available-for-sale securities; and
•	Significant investments in non-consolidated financial institutions.

The net impact of these changes is expected to be manageable as the aggregation of these drivers is projected to be lower by 2014 and declining during the phase-in period.

* unaudited

Business review Risk and balance sheet management continued

Balance sheet management: Liquidity and funding risk
All disclosures in this section (pages 74 to 91) are audited unless otherwise indicated with an asterisk (*).

Liquidity risk
Liquidity risk is the risk that the Group is unable to meet its obligations, including financing maturities as they fall due. Liquidity risk is heavily influenced by the maturity profile and mix of the Group’s funding base, as well as the quality and liquidity value of its liquidity portfolio.

Liquidity risk is dynamic, being influenced by movements in markets and perceptions that are driven by firm specific or external factors. Managing liquidity risk effectively is a key component of the Group’s risk reduction strategy. The Group's 2011 performance demonstrates continued improvements in managing liquidity risk and reflects actions taken in light of an uncertain economic outlook, which resulted in improvements in key measures:

•	Deposit growth - Core Retail & Commercial deposits rose by 9%, and together with Non-Core deleveraging, took the Group loan:deposit ratio to 108%, compared with 118% at the end of 2010.

•	Wholesale funding - £21 billion of net term wholesale debt was issued in 2011 from secured and unsecured funding programmes, across a variety of maturities and currencies.

•	Short-term wholesale funding (STWF) - the overall level of STWF fell by £27 billion to £102 billion, below the 2013 target of circa £125 billion.

•
Liquidity portfolio - the liquidity portfolio of £155 billion was maintained above the 2013 target level of £150 billion against a backdrop of heightened market uncertainty in the second half of the year and was higher than STWF. This represents a £53 billion cushion over STWF.

Funding issuance
The Group has access to a variety of funding sources across the globe, including short-term money markets, repurchase agreement markets and term debt investors through its secured and unsecured funding programmes. Diversity in funding is provided by its active role in the money markets, along with access to global capital flows through GBM’s international client base. The Group’s wholesale funding franchise is well diversified by currency, geography, maturity and type.

The Group has been a regular issuer in the debt capital markets in both secured and unsecured arrangements. 2011 net new term debt issuance was £21 billion, with 49% secured and 51% unsecured, of which 71% were public transactions and 29% were private.

Balance sheet composition
The Group’s balance sheet composition is a function of the broad array of product offerings and diverse markets served by its Core divisions. The structural composition of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise liquidity transformation in normal business environments, while ensuring adequate coverage of all cash requirements under extreme stress conditions.

Diversification of the Group’s funding base is central to its balance sheet management strategy. The Group’s businesses have developed large customer franchises based on strong relationship management and high quality service. These customer franchises are strongest in the UK, the US and Ireland, but extend into Europe and Asia. Customer deposits provide large pools of stable funding to support the majority of the Group’s lending. Improvement of the Group’s loan:deposit ratio to 100% or better, by 2013, is a strategic objective.

The Group also accesses professional markets funding by way of public and private debt issuances on an unsecured and secured basis. These debt issuance programmes are spread across multiple currencies and maturities, to appeal to a broad range of investor types and preferences around the world. This market-based funding supplements the Group’s structural liquidity needs and, in some cases, achieves certain capital objectives.

Business review Risk and balance sheet management continued

Stress testing
The strength of a bank’s liquidity risk management can only be evaluated based on its ability to survive under stress. The Group evaluates the survivability of the major legal entities and legal entity groups when subjected to simulated stress conditions.

Simulated liquidity stress testing is periodically performed for each business as well as the major operating subsidiaries. A variety of firm-specific and market-related scenarios are used at the consolidated level and in individual countries. These scenarios include assumptions about significant changes in key funding sources, credit ratings, contingent uses of funding, and political and economic conditions in certain countries.

The Group’s actual experiences from the 2008 and 2009 period factor heavily into the liquidity analysis. This systemic and name-specific crisis provides important data points in estimating stress severity.

Stress scenarios are applied to both on-balance sheet and off-balance sheet commitments, to provide a comprehensive view of potential cash flows.

Contingency planning
The Group has a Contingency Funding Plan (CFP), which is updated as the balance sheet evolves. The CFP is linked to stress test results and forms the foundation for liquidity risk limits. Limits in the business-as-usual environment are bounded by capacity to satisfy the Group’s liquidity needs in the stress environments. The CFP provides a detailed description of the availability, size and timing of all sources of contingent liquidity available to the Group in a stress event. These are ranked in order of economic impact and effectiveness to meet the anticipated stress requirement. The CFP includes documented procedures and sign-offs for actions that may require businesses to provide access to customer assets for collateralised borrowing, securitisation or sale. Roles and responsibilities for the effective implementation of the CFP are also documented.

Liquidity reserves
The Group maintains liquidity reserves sufficient to satisfy cash requirements, in the event of a severe disruption in its access to funding sources. The reserves consist of cash held on deposit at central banks, high quality unencumbered government securities and other unencumbered collateral. Government securities vary by type and jurisdiction based on local regulatory considerations. The currency mix of the reserves reflects the underlying balance sheet composition.

Regulatory oversight
The Group operates in multiple jurisdictions and is subject to a number of regulatory regimes.

The Group’s lead regulator is the UK Financial Services Authority (FSA). The FSA implemented a new liquidity regime on 1 June 2010. The new rules provide a standardised approach applied to all UK banks. At RBS Group, the rules focus on the UK Defined Liquidity Group (a subset comprising the Group’s five UK banks, The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Co and Adam & Co) and cover adequacy of liquidity resources, controls, stress testing and the Individual Liquidity Adequacy Assessment (ILAA). The ILAA informs the Group Board and the FSA of the assessment and quantification of the Group’s liquidity risks and their mitigation, and how much current and future liquidity is required.

In the US, the Group’s operations must meet liquidity requirements set out by the US Federal Reserve Bank, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Financial Industry Regulatory Authority. In the Netherlands, the Group is subject to the De Nederlandsche Bank liquidity oversight regime.

Regulatory developments*
There have been a number of significant developments in the regulation of liquidity risk.

In December 2010, the Basel Committee on Banking Supervision issued the ‘International framework for liquidity risk measurement, standards and monitoring’ which confirmed the introduction of two liquidity ratios: the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR).

The introduction of both of these ratios will be subject to an observation period, which includes review clauses to identify and address any unintended consequences.

After an observation period beginning in 2011, the LCR, including any revisions, will be introduced on 1 January 2015. The NSFR, including any revisions, will move to a minimum standard by 1 January 2018.

* unaudited

Business review Risk and balance sheet management continued

Balance sheet management: Liquidity and funding risk continued
Funding sources
The table below shows the Group’s primary funding sources including deposits in disposal groups and excluding repurchase agreements.

	2011		2010		2009
	£m	%	£m	%	£m	%
Deposits by banks
- central banks	3,680	0.5	6,655	0.9	8,535	1.0
- derivative cash collateral	31,807	4.6	28,074	3.8	32,552	4.0
- other	33,627	4.8	31,588	4.3	75,173	9.2
	69,114	9.9	66,317	9.0	116,260	14.2
Debt securities in issue
- conduit asset backed commercial paper (ABCP)	11,164	1.6	17,320	2.3	25,583	3.1
- other commercial paper (CP)	5,310	0.8	8,915	1.2	18,724	2.3
- certificates of deposit (CDs)	16,367	2.4	37,855	5.1	58,195	7.1
- medium-term notes (MTNs)	105,709	15.2	131,026	17.6	125,800	15.4
- covered bonds	9,107	1.3	4,100	0.6	—	—
- securitisations	14,964	2.1	19,156	2.6	18,027	2.2
	162,621	23.4	218,372	29.4	246,329	30.1
Subordinated liabilities	26,319	3.8	27,053	3.6	31,538	3.9
Notes issued	188,940	27.2	245,425	33.0	277,867	34.0
Wholesale funding	258,054	37.1	311,742	42.0	394,127	48.2
Customer deposits
- cash collateral	9,242	1.4	10,433	1.4	9,934	1.2
- other	427,511	61.5	420,433	56.6	413,224	50.6
Total customer deposits	436,753	62.9	430,866	58.0	423,158	51.8

Total funding	694,807	100.0	742,608	100.0	817,285	100.0

Disposal group deposits included above
- banks	1		266		618
- customers	22,610		2,267		8,907
	22,611		2,533		9,525

Short-term wholesale funding	2011 £bn	2010 £bn	2009 £bn
Deposits	32.9	34.7	77.3
Notes issued	69.5	95.0	139.0
STWF excluding derivative collateral	102.4	129.7	216.3
Derivative collateral	31.8	28.1	32.6
STWF including derivative collateral	134.2	157.8	248.9

Interbank funding excluding derivative collateral
- bank deposits	37.3	38.2	83.7
- bank loans	(24.3)	(31.3)	(31.3)
Net interbank funding	13.0	6.9	52.4

Key points
•
Short-term wholesale funding excluding derivative collateral declined £27.3 billion in 2011, from £129.7 billion to £102.4 billion. This is £52.9 billion lower than the Group’s liquidity portfolio. Deleveraging in Non-Core and GBM has led to the reduced need for funding.

•	The Group’s customer deposits excluding cash collateral grew by approximately £7.1 billion in 2011.

Business review Risk and balance sheet management continued

The table below shows the Group’s debt securities in issue and subordinated liabilities by remaining maturity.

	Debt securities in issue
2011	Conduit ABCP	Other CP and CDs	MTNs	Covered bonds	Securitisations	Total	Subordinated liabilities	Total notes issued	Total notes issued
	£m	£m	£m	£m	£m	£m	£m	£m	%
Less than 1 year	11,164	21,396	36,302	—	27	68,889	624	69,513	36.8
1-3 years	—	278	26,595	2,760	479	30,112	3,338	33,450	17.7
3-5 years	—	2	16,627	3,673	—	20,302	7,232	27,534	14.6
More than 5 years	—	1	26,185	2,674	14,458	43,318	15,125	58,443	30.9
	11,164	21,677	105,709	9,107	14,964	162,621	26,319	188,940	100.0

2010
Less than 1 year	17,320	46,051	30,589	—	88	94,048	964	95,012	38.7
1-3 years	—	702	47,357	1,078	12	49,149	754	49,903	20.3
3-5 years	—	12	21,466	1,294	34	22,806	8,476	31,282	12.8
More than 5 years	—	5	31,614	1,728	19,022	52,369	16,859	69,228	28.2
	17,320	46,770	131,026	4,100	19,156	218,372	27,053	245,425	100.0

2009
Less than 1 year	25,583	76,008	33,696	—	1,614	136,901	2,144	139,045	50.0
1-5 years	—	895	69,400	—	142	70,437	4,235	74,672	26.9
More than 5 years	—	16	22,704	—	16,271	38,991	25,159	64,150	23.1
	25,583	76,919	125,800	—	18,027	246,329	31,538	277,867	100.0

Key point
•
Debt securities in issue with a maturity of less than one year declined £25.1 billion from £94.0 billion at 31 December 2010 to £68.9 billion at 31 December 2011, largely due to the maturity of £20.1 billion of notes issued under the UK Government’s Credit Guarantee Scheme (CGS). The remaining notes issued under the CGS are due to mature in 2012, £15.6 billion in the first quarter of the year and £5.7 billion in the second quarter.

Short-term borrowings*
Short-term borrowings comprise repurchase agreements, borrowings from financial institutions, commercial paper and certificates of deposit. Derivative collateral received from financial institutions is excluded from the table below, as are certain long-term borrowings.

The table below shows details of the Group’s short-term borrowings.

	Repurchase agreements	Financial institutions (1,2)	CP	CDs	2011 Total	Repurchase agreements	Financial institutions (1,2)	CP	CDs	2010 Total	2009 Total
At year end
- balance (£bn)	129	93	16	16	254	115	92	26	38	271	242
- weighted average interest rate	0.6%	0.9%	0.9%	1.4%	0.8%	0.5%	0.6%	0.7%	0.6%	0.6%	0.8%

During the year
- maximum balance (£bn)	175	111	32	39	357	157	127	37	57	378	357
- average balance (£bn)	142	93	22	31	288	137	109	34	50	330	292
- weighted average interest rate	0.9%	1.1%	0.7%	1.2%	1.0%	0.6%	0.8%	0.9%	1.0%	0.7%	1.9%

Notes:
(1)	Excludes derivative cash collateral of £41 billion at 31 December 2011 (2010 - £38 billion; 2009 - £33 billion), 2011 average of £35 billion (2010 - £34 billion; 2009 - £40 billion).
(2)	Excludes Federal Home Loan Bank’s long-term borrowings of £1 billion at 31 December 2011 (2010 - £1 billion), 2011 average of £1 billion (2010 - £1 billion).

Balances are generally based on monthly data. Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year end are average rates for a single day and as such may reflect one-day market distortions, which may not be indicative of generally prevailing rates.

* unaudited

Business review Risk and balance sheet management continued

Balance sheet management: Liquidity and funding risk continued
Long-term debt issuances
The table below shows debt securities issued by the Group with an original maturity of one year or more. The Group also executes other long-term funding arrangements (predominantly term repurchase agreements) which are not reflected in the following tables.

	2011	2010	2009
	£m	£m	£m
Public
- unsecured	5,085	12,887	8,386
- unsecured: guaranteed	—	—	19,663
- secured	9,807	8,041	—

Private
- unsecured	12,414	17,450	14,895
- unsecured: guaranteed	—	—	15,459
- secured	500	—	—
Gross issuance	27,806	38,378	58,403
Buybacks	(6,892)	(6,298)	(7,264)
Net issuance	20,914	32,080	51,139

Key points
•
In line with the Group’s Strategic Plan, it has been an active issuer in recent years as it improved its liquidity and funding profile. Secured funding has increased as a proportion of total wholesale funding more recently as market dislocation and uncertainty over future regulatory developments have made unsecured markets less liquid.

•
As the Group delevers, with Non-Core and GBM third party assets decreasing and Retail & Commercial deposits increasing, net term debt issuance decreased from £32 billion in 2010 to £21 billion in 2011. The net requirement in 2012 is not expected to exceed £10 billion as further deleveraging should cover the differences.*

•
The Group undertakes voluntary buybacks of its privately issued debt in order to maintain client relationships and as part of its normal market making activities. These transactions are conducted at prevailing market rates.

The table below shows the original maturity of public long-term debt securities issued.

	1-3 years	3-5 years	5-10 years	>10 years	Total
2011	£m	£m	£m	£m	£m
MTNs	904	1,407	1,839	935	5,085
Covered bonds	—	1,721	3,280	—	5,001
Securitisations	—	—	—	4,806	4,806
	904	3,128	5,119	5,741	14,892

% of total	6	21	34	39	100

2010
MTNs	1,445	2,150	6,559	2,733	12,887
Covered bonds	—	1,030	1,244	1,725	3,999
Securitisations	—	—	—	4,042	4,042
	1,445	3,180	7,803	8,500	20,928

% of total	7	15	37	41	100

2009
MTNs	13,450	7,457	3,477	3,665	28,049

% of total	48	27	12	13	100

* unaudited

Business review Risk and balance sheet management continued

The table below shows the currency breakdown of public and private long-term debt securities issued.

	GBP	EUR	USD	AUD	Other	Total
2011	£m	£m	£m	£m	£m	£m
Public
- MTNs	—	1,808	2,181	1,096	—	5,085
- covered bonds	—	5,001	—	—	—	5,001
- securitisations	478	1,478	2,850	—	—	4,806
Private	2,872	3,856	3,183	302	2,701	12,914
	3,350	12,143	8,214	1,398	2,701	27,806

% of total	12	44	29	5	10	100

2010
Public
- MTNs	1,260	3,969	5,131	1,236	1,291	12,887
- covered bonds	—	3,999	—	—	—	3,999
- securitisations	663	1,629	1,750	—	—	4,042
Private	2,184	10,041	2,879	174	2,172	17,450
	4,107	19,638	9,760	1,410	3,463	38,378

% of total	11	51	25	4	9	100

2009
Public
- MTNs	7,267	4,795	10,940	3,173	1,874	28,049
Private	4,932	9,773	9,668	2,738	3,243	30,354
	12,199	14,568	20,608	5,911	5,117	58,403

% of total	21	25	35	10	9	100

Key points
•
In line with the Group’s plan to diversify its funding mix, issuances were spread across G10 currencies and maturity bands, including £5.7 billion of public issuance with an original maturity of greater than 10 years.

•	The Group has issued approximately £2.8 billion since year end, including a £1 billion public covered bond issuance and a US$1.2 billion securitisation.

Secured funding
The Group has access to secured funding markets through own-asset securitisation and covered bond funding programmes to complement existing wholesale funding programmes and access to the repo markets. The Group monitors and manages encumbrance levels related to these secured funding programmes. This includes the potential encumbrance of Group assets that could be used in own-asset securitisations and/or covered bonds that could be used as contingent liquidity.

For information on the Group’s own-asset securitisations, covered bond programme and securities repurchase agreements, refer to Note 30 on the consolidated accounts on pages 355 and 356.

Liquidity management
Liquidity risk management requires ongoing assessment and calibration of: how the various sources of the Group’s liquidity risk interact with each other; market dynamics; and regulatory developments to determine the overall size of the Group’s liquid asset buffer. In addition to the size determination, the composition of the buffer is also important. The composition is reviewed on a continuous basis in order to ensure that the Group holds an appropriate portfolio of high quality assets that can provide a cushion against market disruption and dislocation, even in the most extreme stress circumstances.

Business review Risk and balance sheet management continued

Balance sheet management: Liquidity and funding risk continued
Liquidity portfolio
The table below shows the composition of the Group’s liquidity portfolio (at estimated liquidity value). All assets within the liquidity portfolio are unencumbered.

	2011		2010	2009
	Average £m	Period end £m	Period end £m	Period end £m
Cash and balances at central banks	74,711	69,932	53,661	51,500
Treasury bills	5,937	—	14,529	30,010
Central and local government bonds (1)
- AAA rated governments and US agencies	37,947	29,632	41,435	30,140
- AA- to AA+ rated governments (2)	3,074	14,102	3,744	2,011
- governments rated below AA	925	955	1,029	1,630
- local government	4,779	4,302	5,672	5,706
	46,725	48,991	51,880	39,487
Other assets (3)
- AAA rated	21,973	25,202	17,836	20,246
- below AAA rated and other high quality assets	12,102	11,205	16,693	29,418
	34,075	36,407	34,529	49,664
Total liquidity portfolio	161,448	155,330	154,599	170,661

Notes:
(1)	Includes FSA eligible government bonds of £36.7 billion at 31 December 2011 (2010 - £34.7 billion; 2009 - £19.9 billion).
(2)
Includes AAA rated US government guaranteed and US government sponsored agencies. The US government was downgraded from AAA to AA+ by S&P on 5 August 2011, although not by Moody’s or Fitch. These securities are reflected here.

(3)	Includes assets eligible for discounting at central banks.

Key point
•
In view of the continuing uncertain market conditions, the liquidity portfolio was maintained above the Group’s target level of £150 billion at £155.3 billion, with an average balance in 2011 of £161.4 billion. In anticipation of challenging market conditions, the composition was altered to become more liquid and conservative, as cash and balances at central banks rose to 45% of the total portfolio at 31 December 2011, from 35% at 31 December 2010.

Liquidity and funding metrics
The Group continues to improve and augment liquidity and funding risk management practices, in light of market experience and emerging regulatory and industry standards. The Group monitors a range of liquidity and funding indicators. These metrics encompass short and long-term liquidity requirements under stress and normal operating conditions. Two key structural ratios are described below.

Loan to deposit ratio and funding gap
The table below shows the Group’s loan:deposit ratio and customer funding gap, including disposal groups.

	Loan:deposit ratio		Customer funding gap Group £bn
	Group %	Core %
2011	108	94	37
2010	118	96	77
2009	132	103	137

Note:
(1)	Loans are net of provisions, excluding repos. For Group before RFS MI only for 2009.

Key points
•	The Group’s loan:deposit ratio improved 1,000 basis points to 108% during 2011, as loans declined and deposits grew.

•	The customer funding gap almost halved with Non-Core contributing £27 billion of the £40 billion reduction.

Business review Risk and balance sheet management continued

Net stable funding ratio*
The table below shows the Group’s net stable funding ratio (NSFR), estimated by applying the Basel III guidance issued in December 2010, which represents a non-GAAP measure as described on page 2. The Group is aiming to meet the minimum required NSFR of 100% over the longer term. This measure seeks to show the proportion of structural term assets which are funded by stable funding, including customer deposits, long-term wholesale funding and equity. One of the main components of the ratio entails categorising retail and SME deposits as either ‘more stable’ or ‘less stable’. The Group’s NSFR will also continue to be refined over time in line with regulatory developments. It may be calculated on a basis that is not consistent with that used by other financial institutions.

	2011		2010		2009
		ASF(1)		ASF(1)		ASF(1)	Weighting
	£bn	£bn	£bn	£bn	£bn	£bn	%
Equity	76	76	77	77	80	80	100
Wholesale funding > 1 year	124	124	154	154	144	144	100
Wholesale funding < 1 year	134	—	157	—	250	—	—
Derivatives	524	—	424	—	422	—	—
Repurchase agreements	129	—	115	—	106	—	—
Deposits
- Retail and SME - more stable	227	204	172	155	166	149	90
- Retail and SME - less stable	31	25	51	41	50	40	80
- Other	179	89	206	103	199	99	50
Other (2)	83	—	98	—	105	—	—
Total liabilities and equity	1,507	518	1,454	530	1,522	512

Cash	79	—	57	—	52	—	—
Inter-bank lending	44	—	58	—	49	—	—
Debt securities > 1 year
- central and local governments AAA to AA-	77	4	89	4	84	4	5
- other eligible bonds	73	15	75	15	87	17	20
- other bonds	14	14	10	10	9	9	100
Debt securities < 1 year	45	—	43	—	69	—	—
Derivatives	530	—	427	—	438	—	—
Reverse repurchase agreements	101	—	95	—	76	—	—
Customer loans and advances > 1 year
- residential mortgages	145	94	145	94	137	89	65
- other	173	173	211	211	241	241	100
Customer loans and advances < 1 year
- retail loans	19	16	22	19	24	20	85
- other	137	69	125	63	153	77	50
Other (3)	70	70	97	97	103	103	100
Total assets	1,507	455	1,454	513	1,522	560
Undrawn commitments	240	12	267	13	289	14	5
Total assets and undrawn commitments	1,747	467	1,721	526	1,811	574

Net stable funding ratio		111%		101%		89%
Notes:
(1)	Available stable funding.
(2)	Deferred tax, insurance liabilities and other liabilities.
(3)	Prepayments, accrued income, deferred tax and other assets.

Key points*
•	The NSFR increased by 10% in the year to 111%, with the funding cushion over term assets and undrawn commitments increasing from £4 billion to £51 billion.

•
Available stable funding decreased by £12 billion in the year as a result of a £30 billion reduction in long-term wholesale funding, including the move into short-term of approximately £20 billion of balances under the CGS. This was offset by a £19 billion increase in qualifying deposit balances, including classification of certain deposits as more stable, as some assumptions and methodologies were refined.

•
Term assets decreased in the year by £38 billion primarily reflecting Non-Core disposals and run-offs. The decrease in other assets is primarily due to the closure of certain equities businesses in Global Banking & Markets and other asset movements.

* unaudited

Business review Risk and balance sheet management continued

Balance sheet management: Liquidity and funding risk continued
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

The Group applies the guidance in IAS 27 ‘Consolidated and Separate Financial Statements’ and SIC 12 ‘Consolidation - Special Purpose Entities’ in determining whether or not to consolidate an SPE. SPEs are consolidated where the substance of the relationship between the Group and the SPE is such that the SPE is controlled by the Group. In determining whether the SPE is controlled by the Group, the Group considers whether the activities of the SPE are being conducted on its behalf so that it obtains benefits from its operation; whether the Group has the decision-making powers to obtain the majority of the benefits of the SPE’s activities; whether the Group has rights to obtain the majority of the benefits of the SPE; and whether the Group retains the majority of the residual or ownership risks related to the SPE or its assets so as to obtain benefits from its activities. As a result of applying these principles, the Group does not consolidate those SPEs where its interests in the SPE do not provide the Group with a majority of the benefits and/or residual or ownership risks and therefore the SPE is not controlled by the Group. SPEs that are in substance controlled by the Group are consolidated. The Group accounts for its interests, for example, holdings of securities issued and liquidity commitments, in SPEs it does not consolidate in accordance with its accounting policy for these items.

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

The Group sponsors own-asset securitisations primarily as a way of diversifying funding sources. The Group purchases the securities issued in own-asset securitisations and may pledge as collateral for repurchase agreements with major central banks.

Refer to Note 30 on the consolidated accounts on page 355 for the asset categories, together with the carrying value of the assets and associated liabilities for those securitisations and other asset transfers, other than conduits (refer to page 83), where the assets continue to be recorded on the Group's balance sheet.

Business review Risk and balance sheet management continued

Conduits
The Group sponsors and administers a number of asset-backed commercial paper (ABCP) conduits. A conduit is a SPE that issues commercial paper and uses the proceeds to purchase or fund a pool of assets. The commercial paper is secured on the assets and is redeemed by further commercial paper issuance, repayment of assets or funding from liquidity facilities. Commercial paper is typically short-dated, usually up to three months.

Group-sponsored conduits can be divided into multi-seller conduits and own-asset conduits. In determining whether or not to consolidate a conduit the Group applies the same criteria as to SPEs. Liquidity commitments from the Group to the conduit exceed the nominal amount of assets funded by the conduit as liquidity commitments are sized to cover the funding cost of the related assets.

The ways the Group may be involved with conduits and other special purpose entities are described on page 82.

The Group’s involvement in conduits takes a number of forms. It may:

•	Sponsor an ABCP programme i.e. establish the programme and approve the sellers permitted to participate in the programme and the asset pools to be purchased by the programme;

•	Administer an ABCP programme;

•	Provide the ABCP conduit with liquidity facilities;

•	Provide the ABCP conduit with a programme-wide credit enhancement facility; or

•	Purchase commercial paper from an ABCP conduit.

Total assets and other aspects relating to the Group’s conduits are set out below.

	2011			2010			2009
	Core £m	Non-Core £m	Total £m	Core £m	Non-Core £m	Total £m	Core £m	Non-Core £m	Total £m
Total assets held by the conduits	11,208	1,893	13,101	16,390	3,624	20,014	23,409	3,957	27,366
Commercial paper issued (1)	10,590	859	11,449	15,522	2,540	18,062	22,644	2,939	25,583

Liquidity and credit enhancements
Deal specific liquidity
- drawn	321	1,051	1,372	868	1,109	1,977	738	1,059	1,797
- undrawn	15,324	1,144	16,468	21,935	2,980	24,915	28,628	3,852	32,480
PWCE (2)	795	193	988	1,025	257	1,282	1,167	341	1,508
	16,440	2,388	18,828	23,828	4,346	28,174	30,533	5,252	35,785

Maximum exposure to loss (3)	15,646	2,194	17,840	22,803	4,089	26,892	29,365	4,911	34,276

Notes:
(1)	Includes £0.3 billion of ABCP issued to RBS plc at 31 December 2011 (2010 - £0.7 billion).
(2)	Programme-wide credit enhancement (PWCE) is an additional programme-wide credit support which would absorb first loss on transactions where liquidity support is provided by a third party.
(3)
Maximum exposure to loss quantifies the Group’s exposure to its sponsored conduits. It is determined as the Group’s liquidity commitment to its sponsored conduits and additional PWCE which would absorb first loss on transactions where liquidity support is provided by third parties. Historically, PWCE has been greater than third party liquidity. Therefore the maximum exposure to loss is total deal specific liquidity.

(4)
Liquidity commitments from the Group to the conduit exceed the nominal amount of assets funded by the conduit given that liquidity commitments are sized to cover the accrued funding cost of the related assets.

Key points
•
During 2011, both multi-seller and own-asset conduit assets decreased, as deals terminated and Non-Core assets were sold. The total assets held by Group-sponsored conduits were £13.1 billion at 31 December 2011 (2010 - £20.0 billion; 2009 - £27.4 billion).

•	The average maturity of ABCP issued by the Group’s conduits at 31 December 2011 was 42.6 days (2010 - 69.4 days; 2009 - 58.4 days).

•
The maturity of the commercial paper issued by the Group’s conduits is managed to mitigate the short-term contingent liquidity risk of providing back-up facilities. The Group’s limits sanctioned for such liquidity facilities in 2011 totalled approximately £16.8 billion for multi-seller conduits (2010 - £22.6 billion; 2009 - £25.0 billion).

•	The weighted average life of the funded assets was 1.9 years at 31 December 2011 (2010 - 2.3 years; 2009 - 1.9 years).

•
The Group’s maximum exposure to loss on its multi-seller conduits is £16.7 billion (2010 - £22.8 billion; 2009 - £25.2 billion), being the total amount of the Group’s liquidity commitments plus the extent of the programme-wide credit enhancement of conduit assets for which facilities were not provided by third parties.

•
The Group holds a single own-asset conduit, which has assets funded by the Group. The Group’s maximum exposure to loss on own-asset conduits was £1.1 billion in 2011 (2010 - £4.1 billion; 2009 - £9.1 billion), with no ABCP outstanding at that date (2010 - £2.2 billion; 2009 - £7.7 billion).

•
Multi-seller conduits accounted for 93% of the total liquidity and credit enhancements committed by the Group at 31 December 2011 (2010 - 84%; 2009 - 73%). The Group’s multi-seller conduits have continued to fund the vast majority of their assets solely through ABCP issuance.

Business review Risk and balance sheet management continued

Balance sheet management: Liquidity and funding risk continued
Conduits continued
The Group has not utilised its own-asset conduit with a committed liquidity of £26 billion (2010 - £26 billion) to access the Bank of England’s open market operations for contingent funding purposes. This conduit is not included above, or in the tables on pages 84 and 85.

Collateral analysis, profile, credit ratings and weighted average lives relating to the Group’s consolidated conduits are detailed below.

	Funded assets			Undrawn commitments to fund assets	Liquidity from third parties	Total exposure
	Loans	Securities	Total
2011	£m	£m	£m	£m	£m	£m
Auto loans	3,663	390	4,053	2,241	—	6,294
Corporate loans	146	72	218	16	—	234
Credit card receivables	865	—	865	699	—	1,564
Trade receivables	1,136	126	1,262	649	—	1,911
Student loans	488	—	488	352	—	840
Consumer loans	1,362	—	1,362	101	—	1,463
Mortgages
- prime	2,239	—	2,239	308	—	2,547
- non-conforming	727	—	727	34	—	761
- commercial	21	489	510	8	—	518
Other	760	617	1,377	331	—	1,708
	11,407	1,694	13,101	4,739	—	17,840

2010
Auto loans	4,943	346	5,289	2,964	—	8,253
Corporate loans	115	2,340	2,455	106	—	2,561
Credit card receivables	2,088	—	2,088	1,209	—	3,297
Trade receivables	761	—	761	1,090	—	1,851
Student loans	757	—	757	532	(132)	1,157
Consumer loans	1,889	—	1,889	111	—	2,000
Mortgages
- prime	2,569	3	2,572	752	—	3,324
- non-conforming	1,371	—	1,371	20	—	1,391
- sub-prime	103	—	103	19	—	122
- commercial	210	450	660	76	(21)	715
Other	1,072	997	2,069	(1)	(10)	2,058
	15,878	4,136	20,014	6,878	(163)	26,729

2009
Auto loans	4,293	356	4,649	2,526	—	7,175
Corporate loans	106	7,695	7,801	161	—	7,962
Credit card receivables	4,083	—	4,083	1,058	—	5,141
Trade receivables	806	—	806	1,351	—	2,157
Student loans	915	—	915	263	(132)	1,046
Consumer loans	1,686	—	1,686	222	—	1,908
Mortgages
- prime	2,739	3	2,742	750	—	3,492
- non-conforming	1,548	—	1,548	193	—	1,741
- commercial	413	458	871	155	(22)	1,004
Other	872	1,393	2,265	232	(12)	2,485
	17,461	9,905	27,366	6,911	(166)	34,111

Business review Risk and balance sheet management continued

Conduits continued
	CP funded assets
						Credit ratings (S&P equivalent)
	UK	Europe	US	RoW	Total	AAA	AA	A	BBB	Below BBB
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Auto loans	518	1,145	2,141	249	4,053	3,323	683	40	7	—
Corporate loans	—	160	58	—	218	9	94	27	88	—
Credit card receivables	—	—	865	—	865	774	—	91	—	—
Trade receivables	—	567	695	—	1,262	449	343	426	44	—
Student loans	—	—	488	—	488	488	—	—	—	—
Consumer loans	716	—	646	—	1,362	—	—	1,362	—	—
Mortgages
- prime	182	—	—	2,057	2,239	1,446	737	39	17	—
- non-conforming	667	60	—	—	727	157	265	287	18	—
- commercial	489	—	—	21	510	2	5	498	5	—
Other	124	201	531	521	1,377	363	42	402	180	390
	2,696	2,133	5,424	2,848	13,101	7,011	2,169	3,172	359	390

2010
Auto loans	429	962	3,434	464	5,289	4,827	354	101	7	—
Corporate loans	22	1,513	709	211	2,455	2,166	161	128	—	—
Credit card receivables	144	—	1,944	—	2,088	1,912	125	—	51	—
Trade receivables	—	261	500	—	761	265	353	95	48	—
Student loans	116	—	641	—	757	641	116	—	—	—
Consumer loans	766	462	661	—	1,889	16	—	1,873	—	—
Mortgages										—
- prime	161	—	—	2,411	2,572	1,043	1,476	32	21	—
- non-conforming	712	659	—	—	1,371	782	273	316	—	—
- sub-prime	103	—	—	—	103	—	68	—	35	—
- commercial	627	—	—	33	660	16	5	635	4	—
Other	447	455	353	814	2,069	95	52	1,242	680	—
	3,527	4,312	8,242	3,933	20,014	11,763	2,983	4,422	846	—

2009
Auto loans	476	982	2,621	570	4,649	2,965	1,547	137	—	—
Corporate loans	312	5,213	1,411	865	7,801	7,584	111	106	—	—
Credit card receivables	177	—	3,823	83	4,083	2,781	759	420	123	—
Trade receivables	—	334	438	34	806	446	266	60	34	—
Student loans	117	—	798	—	915	798	117	—	—	—
Consumer loans	733	800	153	—	1,686	68	50	1,553	15	—
Mortgages
- prime	138	—	—	2,604	2,742	949	1,746	28	3	16
- non-conforming	599	949	—	—	1,548	1,070	379	99	—	—
- commercial	641	194	—	36	871	25	3	840	—	3
Other	121	670	298	1,176	2,265	170	249	950	896	—
	3,314	9,142	9,542	5,368	27,366	16,856	5,227	4,193	1,071	19

Business review Risk and balance sheet management continued

Balance sheet management: Liquidity and funding risk continued
Assets and liabilities by contractual cash flow maturity
The tables below show the contractual undiscounted cash flows receivable and payable, up to a period of twenty years, including future receipts and payments of interest of on-balance sheet assets by contractual maturity. The balances in the table below do not agree directly with the consolidated balance sheet, as the table includes all cash flows relating to principal and future coupon payments, presented on an undiscounted basis. The tables have been prepared on the following basis:

The contractual maturity of on-balance sheet assets and liabilities highlights the maturity transformation which underpins the role of banks to lend long-term, but to fund themselves predominantly by short-term liabilities such as customer deposits. This is achieved through the diversified funding franchise of the Group across an extensive retail, wealth and SME customer base, and across a wide geographic network. In practice, the behavioural profiles of many assets and liabilities exhibit greater stability and longer maturity than the contractual maturity.

Financial assets have been reflected in the time band of the latest date on which they could be repaid, unless earlier repayment can be demanded by the Group. Financial liabilities are included at the earliest date on which the counterparty can require repayment, regardless of whether or not such early repayment results in a penalty. If the repayment of a financial instrument is triggered by, or is subject to, specific criteria such as market price hurdles being reached, the asset is included in the time band that contains the latest date on which it can be repaid, regardless of early repayment. The liability is included in the time band that contains the earliest possible date on which the conditions could be fulfilled, without considering the probability of the conditions being met.

For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months period, whatever the level of the index at the year end. The settlement date of debt securities in issue, issued by certain securitisation vehicles consolidated by the Group, depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date. As the repayments of assets and liabilities are linked, the repayment of assets in securitisations is shown on the earliest date that the asset can be prepaid, as this is the basis used for liabilities.

The principal amounts of financial assets and liabilities that are repayable after twenty years or where the counterparty has no right to repayment of the principal are excluded from the table, as are interest payments after twenty years.

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2011	£m	£m	£m	£m	£m	£m
Assets by contractual maturity
Cash and balances at central banks	79,269	—	—	—	—	—
Loans and advances to banks	26,326	1,294	544	121	114	—
Debt securities	7,237	9,569	23,137	21,003	39,148	15,869
Settlement balances	7,759	8	—	1	—	—
Other financial assets	397	158	—	16	738	—
Total maturing assets	120,988	11,029	23,681	21,141	40,000	15,869
Loans and advances to customers	97,318	90,894	108,331	55,785	62,085	56,259
Derivatives held for hedging	519	1,556	3,438	1,695	596	138
	218,825	103,479	135,450	78,621	102,681	72,266

Liabilities by contractual maturity
Deposits by banks	39,139	5,104	5,513	461	1,121	364
Debt securities in issue	66,253	15,756	25,099	17,627	18,833	4,190
Subordinated liabilities	133	1,116	4,392	7,872	8,654	3,488
Settlement balances and other liabilities	9,015	37	36	62	16	15
Total maturing liabilities	114,540	22,013	35,040	26,022	28,624	8,057
Customer accounts	379,692	23,068	12,643	5,389	1,483	779
Derivatives held for hedging	525	788	1,981	1,186	1,101	821
	494,757	45,869	49,664	32,597	31,208	9,657

Maturity gap	6,448	(10,984)	(11,359)	(4,881)	11,376	7,812
Cumulative maturity gap	6,448	(4,536)	(15,895)	(20,776)	(9,400)	(1,588)

Guarantees and commitments notional amount
Guarantees (1)	24,886	—	—	—	—	—
Commitments (2)	239,963	—	—	—	—	—

For notes relating to this table refer to page 88.

Business review Risk and balance sheet management continued

Assets and liabilities by contractual cash flow maturity continued
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2010	£m	£m	£m	£m	£m	£m
Assets by contractual maturity
Cash and balances at central banks	56,988	—	—	1	—	25
Loans and advances to banks	33,809	1,377	711	120	193	79
Debt securities	11,247	9,816	25,059	22,400	40,600	22,128
Settlement balances	11,334	231	—	—	41	—
Other financial assets	458	221	207	15	405	—
Total maturing assets	113,836	11,645	25,977	22,536	41,239	22,232
Loans and advances to customers	112,465	86,592	120,139	69,304	78,131	63,015
Derivatives held for hedging	530	1,588	2,612	638	210	101
	226,831	99,825	148,728	92,478	119,580	85,348

Liabilities by contractual maturity
Deposits by banks	43,396	4,417	1,243	304	651	374
Debt securities in issue	89,583	43,032	31,862	22,569	24,209	6,697
Subordinated liabilities	2,485	2,611	6,570	8,691	8,672	4,607
Settlement balances and other liabilities	12,423	59	136	177	385	25
Total maturing liabilities	147,887	50,119	39,811	31,741	33,917	11,703
Customer accounts	402,457	18,580	8,360	4,651	4,393	2,384
Derivatives held for hedging	608	936	2,103	969	681	253
	550,952	69,635	50,274	37,361	38,991	14,340

Maturity gap	(34,051)	(38,474)	(13,834)	(9,205)	7,322	10,529
Cumulative maturity gap	(34,051)	(72,525)	(86,359)	(95,564)	(88,242)	(77,713)

Guarantees and commitments notional amount
Guarantees (1)	31,026	—	—	—	—	—
Commitments (2)	266,822	—	—	—	—	—

For notes relating to this table refer to page 88.

Business review Risk and balance sheet management continued

Balance sheet management: Liquidity and funding risk continued
Assets and liabilities by contractual cash flow maturity continued

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

Held-for-trading assets of £763 billion and liabilities of £708 billion (2010 - £665 billion assets, £586 billion liabilities; 2009 - £651 billion assets, £568 billion liabilities) have been excluded from the table in view of their short-term nature.

Business review Risk and balance sheet management continued

Interest rate risk
The banking book consists of interest bearing assets, liabilities and derivative instruments used to mitigate risks which are accounted for on an accrual basis, as well as non-interest bearing balance sheet items, which are not subjected to fair value accounting.

The Group provides financial products to satisfy a variety of customer requirements. Loans and deposits are designed to meet customer objectives with regard to repricing frequency, tenor, index, prepayment, optionality and other features. When aggregated, they form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market rates.

However, mismatches in these sensitivities give rise to net interest income (NII) volatility as interest rates rise and fall. For example, a bank with a floating rate loan portfolio and largely fixed rate deposits will see its NII rise as interest rates rise and fall as rates decline. Due to the long-term nature of many banking book portfolios, varied interest rate repricing characteristics and maturities, it is likely the NII will vary from period to period, even if interest rates remain the same. New business volumes originated in any period will alter the interest rate sensitivity of a bank if the resulting portfolio differs from portfolios originated in prior periods.

The Group assesses interest rate risk in the banking book (IRRBB) using a set of standards to define, measure and report the market risk. It is the Group’s policy to minimise interest rate sensitivity in banking book portfolios and where interest rate risk is retained, to ensure that appropriate measures and limits are applied. Key measures used to evaluate IRRBB are subjected to approval of divisional Asset and Liability Management Committees (ALCOs) and the Group Asset and Liability Management Committee (GALCO).

Limits on IRRBB are proposed by the Group Treasurer for approval by the Executive Risk Forum annually.

The Group uses a variety of approaches to quantify its interest rate risk. IRRBB is measured using a version of the same value-at-risk (VaR) methodology that is used for the Group’s trading portfolios. Net interest income exposures are measured in terms of sensitivity over time to movements in interest rates. Additionally, Citizens measures the sensitivity of the market value of equity to changes in forward interest rates.

With the exception of Citizens and GBM, divisions are required to manage IRRBB through internal transactions with Group Treasury, to the greatest extent possible. Residual risks in divisions must be measured and reported as described below.

Group Treasury aggregates exposures arising from its own external activities and positions transferred to it from divisions. Where appropriate, Group Treasury nets off-setting risk exposures to determine a residual exposure to interest rate movements. Hedging transactions using cash and derivative instruments are executed to manage IRRBB exposures, within the GALCO approved VaR limits.

Citizens and GBM manage their own IRRBB exposures within approved limits to satisfy their business objectives.

IRRBB VaR for the Group’s retail and commercial banking activities at a 99% a confidence level was as follows:

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m
2011	63	51	80	44
2010	58	96	96	30
2009	86	101	123	53

A breakdown of the Group’s IRRBB VaR by currency is shown below.

Currency	2011 £m	2010 £m	2009 £m
Euro	26	33	32
Sterling	57	79	111
US dollar	61	121	42
Other	5	10	9

Key points
•	Interest rate exposure at 31 December 2011 was considerably lower than at 31 December 2010 but average exposure was 9% higher in 2011 than in 2010.

•	The reduction in US dollar VaR reflects, in part, changes in holding period assumptions following changes in Non-Core assets.*

* unaudited

Business review Risk and balance sheet management continued

Balance sheet management: Interest rate risk continued
Sensitivity of net interest income*
The Group seeks to mitigate the effect of prospective interest rate movements, which could reduce future net interest income (NII) in the Group’s businesses, whilst balancing the cost of such activities on the current net revenue stream. Hedging activities also consider the impact on market value sensitivity under stress.

The following table shows the sensitivity of NII, over the next twelve months, to an immediate upward or downward change of 100 basis points to all interest rates. In addition, the table includes the impact of a gradual 400 basis point steepening and a gradual 300 basis point flattening of the yield curve at tenors greater than a year. This scenario differs from that applied in the previous year in both the severity of the rate shift and the tenors to which this is applied.

Potential favourable/(adverse) impact on NII	2011 £m	2010 £m	2009 £m
+ 100 basis points shift in yield curves	244	232	510
– 100 basis points shift in yield curves	(183)	(352)	(687)
Bear steepener	443
Bull flattener	(146)

Key points*
•
The Group’s interest rate exposure remains slightly asset sensitive, driven in part by changes to underlying business assumptions as rates rise. The impact of the steepening and flattening scenarios is largely driven by the investment of net free reserves.

•
The reported sensitivity will vary over time due to a number of factors such as market conditions and strategic changes to the balance sheet mix and should not therefore be considered predictive of future performance.

* unaudited

Business review Risk and balance sheet management continued

Structural foreign currency exposures
Structural foreign exchange exposures represent net investment in subsidiaries, associates and branches, the functional currencies of which are currencies other than sterling. The Group hedges structural foreign currency exposures only in limited circumstances. The Group’s objective is to ensure, where practical, that its consolidated capital ratios are largely protected from the effect of changes in exchange rates. The Group seeks to limit the sensitivity to its Core Tier 1 ratio to 20 basis points in a 10% rate shock scenario. The Group’s structural foreign currency position is reviewed by GALCO regularly.

The table below shows the Group’s structural foreign currency exposures.
	Net assets of overseas operations	RFS MI	Net investments in foreign operations	Net investment hedges	Structural foreign currency exposures pre-economic hedges	Economic hedges (1)	Residual structural foreign currency exposures
2011	£m	£m	£m	£m	£m	£m	£m
US dollar	17,570	1	17,569	(2,049)	15,520	(4,071)	11,449
Euro	8,428	(3)	8,431	(621)	7,810	(2,236)	5,574
Other non-sterling	5,224	272	4,952	(4,100)	852	—	852
	31,222	270	30,952	(6,770)	24,182	(6,307)	17,875

2010
US dollar	17,137	2	17,135	(1,820)	15,315	(4,058)	11,257
Euro	8,443	33	8,410	(578)	7,832	(2,305)	5,527
Other non-sterling	5,320	244	5,076	(4,135)	941	—	941
	30,900	279	30,621	(6,533)	24,088	(6,363)	17,725

2009
US dollar	15,589	(2)	15,591	(3,846)	11,745	(5,696)	6,049
Euro	21,900	13,938	7,962	(2,351)	5,611	(3,522)	2,089
Other non-sterling	5,706	511	5,195	(4,001)	1,194	—	1,194
	43,195	14,447	28,748	(10,198)	18,550	(9,218)	9,332

Note:
(1)	The economic hedges represent US dollar and euro preference shares in issue that are treated as equity under IFRS, and do not qualify as hedges for accounting purposes.

Key points
•	The Group’s structural foreign currency exposure at 31 December 2011 was £24.2 billion and £17.9 billion before and after economic hedges respectively, broadly unchanged from the end of 2010 position.

•
Changes in foreign currency exchange rates will affect equity in proportion to structural foreign currency exposure. A 5% strengthening in foreign currencies against sterling would result in a gain of £1.27 billion (2010 - £1.27 billion; 2009 - £0.98 billion) in equity, while a 5% weakening would result in a loss of £1.15 billion (2010 - £1.15 billion; 2009 - £0.88 billion) in equity.

Equity risk
The Group holds equity positions in the banking book in order to achieve strategic objectives, such as membership of an exchange or clearing house, or to support venture capital transactions or customer restructuring arrangements. The Group is exposed to market risk on these banking book equity positions because they are measured at fair value. Fair values are based on available market prices where possible. In the event that market prices are not available, fair value is based on appropriate valuation techniques or management estimates.

The table below sets out the Group’s banking book equity positions.
	Listed	Unlisted	Total
2011	£m	£m	£m
Group	576	1,768	2,344

2010
Group	535	2,080	2,615

2009
Group before RFS Holdings minority interest	401	2,388	2,789
RFS Holdings minority interest	60	211	271
Group	461	2,599	3,060

Note:
(1)	The table above excludes equity exposures held-for-trading and those held by insurance/assurance entities.

Business review Risk and balance sheet management continued

Risk management
Introduction
This section focuses on each of the key types of risk that RBS Group faces - explaining how the Group manages these risks and highlighting the enhancements made as a result of progress under the Group’s ongoing initiatives to strengthen its approach to risk management.

Credit risk
All the disclosures in this section (pages 92 to 118) are audited unless otherwise indicated by an asterisk (*).

Credit risk is the risk of financial loss owing to the failure of a customer to meet its obligation to settle outstanding amounts. The quantum and nature of credit risk assumed across the Group’s different businesses vary considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment.

Organisation
The existence of a strong credit risk management function is vital to support the ongoing profitability of the Group. The potential for loss through economic cycles is mitigated through the embedding of a robust credit risk culture within the business units and through a focus on the importance of sustainable lending practices. The role of the credit risk management function is to own the credit approval, concentration and credit risk control frameworks and to act as the ultimate authority for the approval of credit. This, together with strong independent oversight and challenge, enables the business to maintain a sound lending environment within risk appetite.

Responsibility for development of Group-wide policies, credit risk frameworks, Group-wide portfolio management and assessment of provision adequacy, sits within the Group Credit Risk (GCR) function under the management of the Group Chief Credit Officer. Execution of these policies and frameworks is the responsibility of the risk management functions, located within the Group’s business divisions. These divisional credit risk functions work together with GCR to ensure that the Group Board’s expressed risk appetite is met, within a clearly defined and managed control environment. The credit risk function within each division is managed by a Chief Credit Officer, who reports jointly to a divisional Chief Risk Officer and to the Group Chief Credit Officer. Divisional activities within credit risk include credit approval, transaction and portfolio analysis, early problem recognition and ongoing credit risk stewardship.

GCR is additionally responsible for verifying compliance by the divisions with all Group credit policies.

In the final quarter of 2011, the Executive Risk Forum (ERF) approved a change to the management of the credit portfolio, delegating greater authority to the Group Chief Credit Officer as chair of the functional credit committees that analyse and recommend the limits to the ERF. With effect from October 2011, the Group Chief Credit Officer chairs a single Credit Risk Committee, with the authority to approve limits for the majority of portfolios across the Group. The ERF retains its strategic role as the most senior risk committee outside the Group Board and will continue to approve material portfolio concentrations and higher risk portfolios such as commercial real estate. This change strengthens individual accountability across the risk organisation and encourages the engagement of business leaders in first line of defence risk activity.

Risk appetite
Credit concentration risk is managed and controlled through a series of frameworks designed to limit concentration by product/asset class, sector, single name and country. These are supported by a suite of Group-wide and divisional policies, setting out the risk parameters within which business units may operate. Information on the Group’s credit portfolios is reported to the Group Board by way of the divisional and Group-level risk committees.

Throughout 2011, GCR’s emphasis was on embedding the new risk management frameworks introduced in 2009 and 2010 and on ensuring alignment with the strategic risk objectives being pursued across the Group. Risk appetite has been expressed by the Group Board by reference to earnings volatility and stable capital and these principles underpin the frameworks that GCR has established, and is continuing to refine, to manage the Group’s concentration risks in the Core balance sheet, by product/asset class, sector, single name and country.

In the two years since the new concentration framework was rolled out across the Group, the ERF has reviewed all material industry and product portfolios and agreed a risk appetite commensurate with the franchises represented in these reviews. In particular, limits have been reviewed and re-sized, to refine the Group’s risk appetite in areas where it faces significant balance sheet concentrations or franchise challenges. The product/asset class, sector, single name and country limits are now firmly embedded in the risk management processes of the Group and form a pivotal part of the Risk function’s engagement with the businesses on the appropriateness of risk appetite choices.

The new sector and asset class limits have been informed by the work undertaken to stress the portfolios and historical loss experience. In addition, they factor in the future consequences for risk and return in asset classes likely to be affected by the introduction of new regulatory capital rules under Basel III.

Business review Risk and balance sheet management continued

Product/asset class concentration framework
•
Retail - a formal framework establishes Group-level statements and thresholds that are cascaded through all retail franchises in the Group and to granular business lines. These include measures that relate both to aggregate portfolios and to asset quality at origination, which are tracked frequently to ensure consistency with Group standards and appetite. This appetite setting and tracking then informs the processes and parameters employed in origination activities, which require a large volume of small-scale credit decisions, particularly those involving an application for a new product or a change in facilities on an existing product. The majority of these decisions are based upon automated strategies utilising credit and behaviour scoring techniques. Scores and strategies are typically segmented by product, brand and other significant drivers of credit risk. These data driven strategies utilise a wide range of credit information relating to a customer including, where appropriate, information across customer holdings. A small number of credit decisions are subject to additional manual underwriting by authorised approvers in specialist units. These include higher-value, more complex, small business and personal unsecured transactions and some residential mortgage applications.

•
Wholesale - formal policies, specialised tools and expertise, tailored monitoring and reporting and, in certain cases, specific limits and thresholds are deployed to address certain lines of business across the Group, where the nature of credit risk incurred could represent a concentration or a specific/heightened risk in some other form. For example, in response to volatile conditions in the syndicated loan, fixed income and equities markets during 2011, the Group engaged in only selective underwriting activity in these markets. In addition to the limit structures the Group has in place to manage its overall exposure to underwriting activity, market-linked controls were introduced in the loan underwriting book in 2011, to align the risk profile more closely to asset price movements. Those portfolios identified as potentially representing a concentration or heightened risk are subject to formal governance, including periodic review, at either Group or divisional level, depending on materiality.

Sector concentration framework
Across wholesale portfolios, exposures are assigned to, and reviewed in the context of, a defined set of industry sectors. Through this sector framework, appetite and portfolio strategies are agreed and set at aggregate and more granular levels where exposures have the potential to represent excessive concentration or where trends in both external factors and internal portfolio performance give cause for concern. Formal periodic reviews are undertaken at Group or divisional level depending on materiality. These may include an assessment of the Group’s franchise in a particular sector, an analysis of the outlook (including downside outcomes), identification of key vulnerabilities and stress/scenario tests. Specific reporting on trends in sector risk and on status versus agreed appetite and portfolio strategies is provided to senior management and to the Group Board.

As a result of the reviews carried out in 2011, the Group has reduced its risk appetite in the higher-risk sectors of leisure, media, commercial real estate, construction, automotive, and airlines and aerospace.

In response to the severe budgetary cuts mandated by the UK Government in 2010, the UK and Northern Ireland teams conducted a full review of the likely impact of the austerity measures on their corporate and retail lending portfolios. Areas of specific focus, such as local authority lending, where budgetary pressures will be hard felt, and portfolios exposed to discretionary consumer spend, such as the retail and leisure industries, were stressed using downside assumptions on further house price deterioration and higher unemployment. The output of these activities was reviewed by the Executive Risk Forum and actions agreed in the event that these scenarios threaten to materialise.

The impact of the eurozone crisis has been felt most significantly in the financial institutions sector, where widening credit spreads and regulatory demand for increases in Tier 1 capital have exacerbated the risk management challenges already posed by the sector’s continued weakness, as provisions and write-downs remain elevated. A material percentage of global banking activity in risk mitigation now passes through the balance sheets of the top global players, increasing the systemic risks to the sector. The Group’s exposures to these banks continue to be closely managed. The increased use of central clearing houses to reduce counterparty credit risk, including settlement risk, among the larger banks is a welcome move but one that will bring its own challenges. The weaker banks in the eurozone have also been the subject of heightened scrutiny and the Group’s risk appetite for these banks was adjusted continuously throughout 2011.

Single name concentration framework*
Within wholesale portfolios, much of the activity undertaken by the credit risk function is organised around the assessment, approval and management of the credit risk associated with a borrower or group of related borrowers.

A formal single name concentration framework addresses the risk of outsized exposure to a borrower or borrower group. The framework includes specific and elevated approval requirements, additional reporting and monitoring, and the requirement to develop plans to address and reduce excess exposures over an appropriate timeframe.

Credit approval authority is discharged by way of a framework of individual delegated authorities, which requires at least two individuals to approve each credit decision, one from the business and one from the credit risk management function. Both parties must hold sufficient delegated authority under the Group-wide authority grid. Whilst both parties are accountable for the quality of each decision taken, the credit risk management approver holds ultimate sanctioning authority. The level of authority granted to individuals is dependent on their experience and expertise, with only a small number of senior executives holding the highest authority provided under the framework. Daily monitoring of individual counterparty limits is undertaken.

At a minimum, credit relationships are reviewed and re-approved annually. The renewal process addresses: borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; and compliance with terms and conditions. For certain counterparties, early warning indicators are also in place to detect deteriorating trends in limit utilisation or account performance, and to prompt additional oversight.

* unaudited

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Risk appetite continued
Since 2009, the Group has been managing its corporate exposures to reduce concentrations and align its appetite for future business to the Group’s broader strategies for its large corporate franchises. In the last quarter of 2011, the Group announced further refinements to the single name exposure management controls already in place, which brings them more closely in line with market best practice and which allows the Group to differentiate more consistently between the different risk types. These changes are expected to be implemented during the first quarter of 2012. The Group is continually reviewing its single name concentration framework to ensure that it remains appropriate for current economic conditions and in line with improvements in the Group’s risk measurement models.

Reducing the risk arising from concentrations to single names remains a key focus of management attention. Continued progress was made in 2011 and credit exposures in excess of single name concentration limits were reduced by over 15% during the year. The challenges posed by continued market illiquidity and the impact of negative credit migration caused by the current economic environment are expected to continue throughout 2012.

Country
For information on how the Group manages credit risk by country, refer to the Country risk section on page 166.

Controls and assurance*
A strong independent assurance function is an important element of a sound control environment. During 2011, the Group took the decision to strengthen its credit quality assurance (CQA) activities and moved all divisional CQA resources under the centralised management of Group Credit Risk. The benefits of this action are already apparent in greater consistency of standards and cross utilisation of resources. Reviews planned for 2012 will benefit from the availability of subject matter experts across all material products and classes and an improved ability to track control breaches and strengthen processes.

Work began in the second half of 2011 on a major revision of the Group’s key credit policies. This will ensure that the Group’s control environment is appropriately aligned to the risk appetite that the Group Board has approved and provide a sound basis for the Group’s independent audit and assurance activities across the credit risk function. The work is expected to be concluded by the end of the second quarter of 2012.

The Group Credit Risk function launched an assurance process to provide the Group Chief Credit Officer with additional evidence of the effectiveness of the controls in place across the Group to manage risk. The results of these reviews will be provided to the Executive Risk Forum and to the Board Risk Committee on a regular basis in support of the self-certification that Group Credit Risk is obliged to complete under the Group Policy Framework (refer to Operational risk on page 194 to 197).

Problem debt management
The Group’s procedures for managing problem debts differ between wholesale and retail customers, as discussed below.

Wholesale customers
The controls and processes for managing wholesale problem debts are embedded within the divisions’ credit approval frameworks and form an essential part of the ongoing credit assessment of customers. Any necessary approvals will be required in accordance with the delegated authority grid governing the extension of credit.

Early problem recognition
Each division has established Early Warning Indicators (EWIs) designed to identify those performing exposures that require close attention due to financial stress or heightened operational issues. Such identification may also take place as part of the annual review cycle. EWIs vary from division to division and comprise both internal parameters (e.g. account level information) and external parameters (e.g. the share price of publicly listed customers).

Customers identified through either the EWIs or annual review are reviewed by portfolio management and/or credit officers within the division, who determine whether or not the customer’s circumstances warrant placing the exposure on the Watchlist process (detailed below).

Watchlist process*
There are three Watchlist ratings - amber, red and black - reflecting progressively deteriorating conditions. Watchlist Amber loans are performing loans where the counterparty or sector shows early signs of potential stress or has other characteristics such that they warrant closer monitoring. Watchlist Red loans are performing loans where indications of the borrower’s declining creditworthiness are such that the exposure requires active management, usually by the Global Restructuring Group (GRG). Watchlist Black loans comprise risk elements in lending and potential problem loans.

Once on the Watchlist process, customers come under heightened scrutiny. The relationship strategy is reassessed by a forum of experienced credit, portfolio management and remedial management professionals within the division. In accordance with Group-wide policies, a number of mandatory actions will be taken, including a review of the customer’s credit grade and facility security documentation. Other appropriate corrective action is taken when circumstances emerge that may affect the customer’s ability to service its debt. Such circumstances include deteriorating trading performance, an imminent breach of covenant, challenging macroeconomic conditions, a late payment or the expectation of a missed payment.

For all Watchlist Red cases, the division is required to consult with the GRG on whether the relationship should be transferred to the GRG (see more on the GRG below). Relationships managed by the divisions tend to be with companies operating in niche sectors such as airlines or products such as securitisation special purpose vehicles. The divisions may also manage those exposures when subject matter expertise is available in the divisions rather than within the GRG.

* unaudited

Business review Risk and balance sheet management continued

Watchlist process* continued

At 31 December 2011, exposure to customers reported as Watchlist Red and managed within the divisions totalled £4.9 billion.

Strategies that are available within divisions include granting the customer various types of concessions. Any decision to approve a concession will be a function of the division’s specific country and sector appetite, the key credit metrics of the customer, the market environment and the loan structure/security. Only those concessions deemed to be outside current market norms are reported as restructurings in the discussions below.

Other potential outcomes of the review of the relationship are to: take the customer off Watchlist and return it to the mainstream loan book; offer further lending and maintain ongoing review; transfer the relationship to the GRG for those customers requiring such stewardship; or exit the relationship altogether.

Global Restructuring Group
In cases where the Group’s exposure to the customer exceeds £1 million, the relationship may be transferred to the GRG following consultation with the originating division. The GRG’s primary function is active management of the exposures to minimise loss for the Group and where feasible return the exposure to the Group’s mainstream loan book following an assessment by the GRG that no further losses are expected.

At 31 December 2011, credit risk assets relating to exposures under GRG management (excluding those placed under GRG stewardship for operational reasons rather than concerns over credit quality and those in the AQ10 internal asset quality (AQ) band) totalled £22 billion. Credit risk assets are defined on page 102. The internal asset quality bands are defined on page 103.

The following table shows a sector breakdown of these exposures:

Watchlist Red credit risk assets under GRG management	Core £m	Non-Core £m	Total £m
2011
Property	6,561	6,011	12,572
Transport	1,159	2,252	3,411
Retail and leisure	1,528	669	2,197
Services	808	141	949
Other	1,952	916	2,868
Total	12,008	9,989	21,997

Types of wholesale restructurings
A number of options are available to the Group when corrective action is deemed necessary. The Group may offer a temporary covenant waiver, a recalibration of covenants and/or an amendment of restrictive covenants to mitigate a potential or actual covenant breach. Such relief is usually granted in exchange for fees, increased margin, additional security, or a reduction in maturity profile of the original loan. Such covenant-related concessions are not included in the quantitative loan restructuring disclosures below.

The reported restructurings comprise the following types of concessions:

•
Variation in margin - the contractual margin may be amended to bolster the customer’s day-to-day liquidity, with the aim of helping to sustain the customer’s business as a going concern. This would normally be seen as a short-term solution and is typically accompanied by the Group receiving an exit payment, a payment in kind or a deferred fee.

•
Payment holidays and loan rescheduling - payment holidays or changes to the contracted amortisation profile including extensions in contracted maturity or roll-overs may be granted to improve the customer’s liquidity. Such concessions often depend on the expectation that the customer’s liquidity will recover when market conditions improve or will benefit from access to alternative sources of liquidity, e.g. an issue of equity capital. Recently, these types of concessions have become more common in commercial real estate transactions, particularly where a shortage of market liquidity rules out immediate refinancing and makes short-term forced collateral sales unattractive.

•
Forgiveness of all or part of the outstanding debt - debt may be forgiven or exchanged for equity in cases where a fundamental shift in the customer’s business or economic environment means that the customer is incapable of servicing current debt obligations and other forms of restructuring are unlikely to succeed in isolation. Debt forgiveness is often an element in leveraged finance transactions, which are typically structured on the basis of projected cash flows from operational activities, rather than underlying tangible asset values. Provided that the underlying business model and strategy are considered viable, maintaining the business as a going concern with a sustainable level of debt is the preferred option, rather than realising the value of the underlying assets.

The vast majority of the restructurings reported by the Group take place within the GRG. Forgiveness of debt and exchange for equity is only available to customers in the GRG.

* unaudited

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Problem debt management continued
The wholesale restructured loan data presented in the tables below include only those arrangements that achieved legal completion during 2011 and that individually exceed respective thresholds set at divisional level, which range from nil to £10 million. This population captures approximately 71% of that proportion of the wholesale portfolio that is either on Watchlist or under GRG stewardship. Within this population, restructurings amounting to £8.6 billion achieved legal completion during 2011. A further £14.7 billion was in the process of being completed at year end (these loans are not included in the tables below). Of the loans that were subject to restructuring during 2011 by the divisions, 82% remained in the performing book at 31 December 2011. Of those restructured within the GRG during the year, 17% had been returned to satisfactory by year end.

The asset quality of the restructured loans, the sectors affected and provision coverage are as follows:

Wholesale restructurings by sector	AQ1-AQ9 (1) £m	AQ10 (2) £m	AQ10 (2) provision coverage %
2011
Property	1,980	2,600	18
Transport	686	694	11
Non-bank financial institutions	228	420	65
Retail and leisure	503	148	24
Other	1,078	251	28
Total	4,475	4,113	22

Notes:
(1)	Probability of default less than 100%.
(2)	Probability of default is 100%.

The incidence of the main types of restructuring is analysed below:

Wholesale restructurings by type of arrangement	Loans by value %
2011
Variation in margin	12
Payment holidays and loan rescheduling	87
Forgiveness of all or part of the outstanding debt	31
Other	8

Note:
(1)	The total above exceeds 100% as an individual case can involve more than one type of arrangement.

Provisioning for impaired loans
Any one of the above types of restructuring may result in the value of the outstanding debt exceeding the present value of the estimated future cash flows from the restructured loan resulting in the recognition of an impairment loss. Restructurings that include forgiveness of all or part of the outstanding debt account for the majority of such cases.

The customer’s financial position, anticipated prospects and the likely effect of the restructuring, including any concessions granted, are considered in order to establish whether an impairment provision is required.

Provisions on exposures greater than £1 million are individually assessed by the GRG. Exposures smaller than £1 million are deemed not to be individually significant and are assessed collectively by the originating division.

In the case of non-performing loans that are restructured, the loan impairment provision assessment (based on management’s best estimate of the incurred loss) almost invariably takes place prior to the restructuring. The quantum of the loan impairment provision may change once the terms of the restructuring are known, resulting in an additional provision charge or a release of the provision in the period the restructuring takes place.

Refer to Impairment loss provision methodology on pages 160 and 161.

Business review Risk and balance sheet management continued

Recoveries and active insolvency management
The ultimate outcome of a restructuring strategy is unknown at the time of execution. It is highly dependent on the cooperation of the borrower and the continued existence of a viable business. The following are generally considered to be options of last resort:

•
Enforcement of security or otherwise taking control of assets - where the Group holds collateral or other security interest and is entitled to enforce its rights, it may take ownership or control of the assets. The Group’s preferred strategy is to consider other possible options prior to exercising these rights.

•
Insolvency - where there is no suitable restructuring option or the business is no longer regarded as sustainable, insolvency will be considered. Insolvency may be the only option that ensures that the assets of the business are properly and efficiently distributed to relevant creditors.

Retail customers
Early problem recognition and collections
There are collections functions in each of the retail businesses. Their role is to provide support and assistance to customers who are experiencing difficulties in meeting their financial obligations to the Group. Evidence of such difficulties includes, for example, a missed payment on their loan, or a balance that is in excess of the agreed credit limit. Additionally, in UK Retail and Ulster Bank, a dedicated support team aims to identify and help customers who may be facing financial difficulty but who are current with their payments.

Within collections, a range of tools is deployed to initiate contact with the customer, establish the cause of their financial difficulty and, where possible, return the customer to a satisfactory position using, where appropriate, forbearance strategies. If these strategies are unsuccessful, the customer is transferred to the recoveries team.

Recoveries
The goal of the recoveries function is to collect the total amount outstanding and reduce the loss to the Group by maximising the level of cash recovery whilst treating customers fairly. A range of treatment options are available within recoveries, including litigation procedures for secured assets. In UK Retail and Ulster Bank, no repossession procedures are initiated until at least six months following the emergence of arrears. Additionally, certain forbearance options are made available to customers within recoveries.

Forbearance
Within the Group’s retail businesses, forbearance generally occurs when the business, for reasons relating to the actual or potential financial stress of a borrower, grants a permanent or temporary concession to that borrower. Forbearance is granted following an assessment of the customer’s ability to pay. It is granted principally to customers with mortgages. Granting of forbearance to unsecured customers is less extensive.

Identification of forbearance
Mortgages are identified for forbearance treatment following initial contact from the customer, in the event of payment arrears or when the customer is transferred to collections or recoveries.

Types of retail forbearance
A number of forbearance options are utilised by the Group’s retail businesses. These include, but are not limited to, reduced repayments, payment holidays, capitalisations of arrears, term extensions and conversions to interest only. Within UK Retail, interest only conversions are generally made available only to those customers who are current on payments and have a defined repayment source.

The principal types of forbearance granted in RBS Citizens’ mortgage portfolio are the US government mandated HAMP (Home Affordable Modification Program) and Citizens’ proprietary modification programme. Both programmes typically feature a combination of term extensions, capitalisations of arrears, temporary interest rate reductions and conversions from interest only to amortising. These tend to be permanent changes to contractual terms. Borrowers seeking a modification must meet government specified qualifications for HAMP and internal qualifications for Citizens’ modification programme. Both are designed to evidence that the borrower is in financial difficulty as well as demonstrating willingness to pay.

For those loans classified as non-performing, the Group’s objective in granting forbearance is to minimise the loss on these accounts and wherever possible, return the customer to the performing book. For those loans that are performing, the aim is to enable the customers to continue to service the loan.

The mortgage forbearance population is reviewed regularly to ensure that customers are meeting the agreed terms of the arrangement. Key metrics have been developed to record the proportion of customers who fail to meet the agreed terms over time as well as the proportion of customers who return to a performing state with no arrears.

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Problem debt management continued
The mortgage arrears information for retail accounts in forbearance and related provision arrangements are shown in the table below:

	No missed payments		1-3 months in arrears		>3 months in arrears		Total
Arrears status and provisions	Balance £m	Provision £m	Balance £m	Provision £m	Balance £m	Provision £m	Balance £m	Provision £m	Accounts forborne £m
2011
UK Retail (1,2)	3,677	16	351	13	407	59	4,435	88	4.7

Ulster Bank (1,2)	893	78	516	45	421	124	1,830	247	9.1
Citizens	—	—	91	10	89	10	180	20	0.8
Wealth	121	—	—	—	2	—	123	—	1.3
Total	4,691	94	958	68	919	193	6,568	355	4.4

Notes:
(1)	Includes all forbearance arrangements regardless of whether or not the customer is experiencing financial difficulty.
(2)	Comprises the current stock position of forbearance deals agreed since January 2008 for UK Retail and since July 2008 for Ulster Bank.
(3)	Refer to page 113 for details of the proportion of UK Retail and Citizens mortgage loans that have missed three or more payments, compared to the forbearance population above.

The incidence of the main types of retail forbearance on the balance sheet as at 31 December 2011 is analysed below. For a small proportion of mortgages, more than one forbearance type applies.

Forbearance arrangements	UK Retail (1) £m	Ulster Bank (1) £m	Citizens £m	Wealth £m	Total (2) £m
2011
Interest only conversions	1,269	795	—	3	2,067
Term extensions - capital repayment and interest only	1,805	58	—	97	1,960
Payment concessions/holidays	198	876	180	—	1,254
Capitalisation of arrears	864	101	—	—	965
Other	517	—	—	23	540
Total	4,653	1,830	180	123	6,786

Notes:
(1)	Comprises the current stock position of forbearance deals agreed since January 2008 for UK Retail and since July 2008 for Ulster Bank.
(2)	As an individual case can include more than one type of arrangement, the analysis in the table above can exceed the total forbearance.

For unsecured portfolios in UK Retail, 1.1% of the total unsecured population was subject to forbearance at 31 December 2011 and comprises either debt consolidation loans provided to customers subject to collections activity who do not meet the Group’s standard underwriting criteria or repayment arrangements where the customer's overdraft limit is increased to accommodate account excesses and/or loan arrears. Additionally, support is provided to customers experiencing financial difficulties through ‛breathing space initiatives’ on all unsecured products, including credit cards, whereby a 30-day period is given to allow customers to establish a debt repayment plan. During this time, the Group suspends collection activity and a further extension of 30 days can be granted if progress is made and discussions are continuing. Arrears continue to accrue for customer loans benefiting from breathing space.

Within Citizens, granting of forbearance is significantly less extensive for non real estate portfolios, as it is predominantly restricted to the granting of short-term (1-3 months) loan extensions to customers to alleviate the financial burden caused by temporary hardship. Such extensions are offered only if a customer has demonstrated a capacity and willingness to pay following the extension term. The number and frequency of extensions are limited per customer. Additionally, in the case of loans secured by vehicles and credit cards, Citizens may offer temporary interest rate modifications but no principal reduction. For loans secured by vehicles, this is now restricted to three-month interest rate modifications. For credit cards, customers may be offered short-term (6-12 months) or longer-term (up to 60 months) interest rate modifications. Citizens may also provide forbearance to student loan borrowers consistent with the policy guidelines of the US Office of the Comptroller of the Currency.

Business review Risk and balance sheet management continued

Provisioning for retail customers
Within UK Retail and Ulster Bank, provisions are assessed in accordance with the Group’s provisioning policies (refer to Impairment loss provision methodology on pages 160 and 161). For the non-performing population, a collective assessment is made. Within the performing book, latent loss provisions are held for those losses that are incurred but not yet identified.

The majority of mortgage accounts subject to forbearance in these divisions remain in the performing book but are identified and monitored separately from other performing accounts. They are subject to higher provisioning rates than the remainder of the performing book (currently approximately five times higher in UK Retail and approximately eight times higher in Ulster Bank). These rates are reviewed quarterly in UK Retail and monthly in Ulster Bank. Once forbearance is granted, the account continues to be assessed separately for latent provisioning for 24 months (UK Retail only) or until the forbearance period expires. After that point, the account is no longer separately identified for latent provisioning.

Non-performing mortgage accounts that have been granted forbearance carry the same provision rate as non-forborne accounts.

In Citizens, the amount of recorded impairment depends upon whether the loan is collateral dependent. If the loan is considered collateral dependent, the excess of the loan’s carrying amount over the fair value of the collateral is the impairment amount. If the loan is not deemed collateral dependent, the excess of the loan’s carrying amount over the present value of expected future cash flows is the impairment amount.

Credit risk mitigation
Introduction*
The Group employs a number of structures and techniques to mitigate credit risk. Netting of debtor and creditor balances is undertaken in accordance with relevant regulatory and internal policies. Exposure on over-the-counter derivative and secured financing transactions is further mitigated by the exchange of financial collateral and the use of market standard documentation. Further mitigation may be undertaken in a range of transactions, from retail mortgage lending to large wholesale financing. This can include: structuring a security interest in a physical or financial asset; use of credit derivatives, including credit default swaps, credit-linked debt instruments and securitisation structures; and use of guarantees and similar instruments (for example, credit insurance) from related and third parties. Such techniques are used in the management of credit portfolios, typically to mitigate credit concentrations in relation to an individual obligor, a borrower group or a collection of related borrowers.

The use and approach to credit risk mitigation varies by product type, customer and business strategy. Minimum standards applied across the Group cover:

•	The suitability of qualifying credit risk mitigation types and any conditions or restrictions applicable to those mitigants;

•	The means by which legal certainty is to be established, including required documentation and all necessary steps required to establish legal rights;

•	Acceptable methodologies for initial and any subsequent valuations of collateral and the frequency with which collateral is to be revalued and the use of collateral haircuts;

•	Actions to be taken in the event that the value of mitigation falls below required levels;

•	Management of the risk of correlation between changes in the credit risk of the customer and the value of credit risk mitigation;

•
Management of concentration risks, for example, by setting thresholds and controls on the acceptability of credit risk mitigants and on lines of business that are characterised by a specific collateral type or structure; and

•	Collateral management to ensure that credit risk mitigation remains legally effective and enforceable.

Collateral and other credit enhancements received
Within its secured portfolios, the Group has recourse to various types of collateral and other credit enhancements to mitigate credit risk and reduce the loss to the Group arising from the failure of a customer to meet its obligations. These include: cash deposits; charges over residential and commercial property, debt securities and equity shares; and third-party guarantees. The existence of collateral may affect the pricing of a facility and its regulatory capital requirement. When a collateralised financial asset becomes impaired, the impairment charge directly reflects the realisable value of collateral and any other credit enhancements.

* unaudited

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Credit risk mitigation continued
Corporate exposures
The type of collateral taken by the Group’s commercial and corporate businesses and the manner in which it is taken will vary according to the activity and assets of the customer.

•
Physical assets - these include business assets such as stock, plant and machinery, vehicles, ships and aircraft. In general, physical assets qualify as collateral only if they can be unambiguously identified, located or traced, and segregated from uncharged assets. Assets are valued on a number of bases according to the type of security that is granted.

•
Real estate - the Group takes collateral in the form of real estate, which includes residential and commercial properties. The loan amount will typically exceed the market value of the collateral at origination date. The market value is defined as the estimated amount for which the asset could be sold in an arms length transaction by a willing seller to a willing buyer.

•
Receivables - when taking a charge over receivables, the Group assesses their nature and quality and the borrower’s management and collection processes. The value of the receivables offered as collateral will typically be adjusted to exclude receivables that are past their due dates.

The security charges may be floating or fixed, with the type of security likely to impact (i) the credit decision; and (ii) the potential loss upon default. In the case of a general charge such as a mortgage debenture, balance sheet information may be used as a proxy for market value if the information is deemed reliable.

The Group does not recognise certain asset classes as collateral: for example, short leasehold property and equity shares of the borrowing company. Collateral whose value is correlated to that of the obligor is assessed on a case-by-case basis and, where necessary, over-collateralisation may be required.

The Group uses industry-standard loan and security documentation wherever possible. Non standard documentation is typically prepared by external lawyers on a case-by-case basis. The Group’s business and credit teams are supported by in-house specialist documentation teams.

The existence of collateral has an impact on provisioning. Where the Group no longer expects to recover the principal and interest due on a loan in full or in accordance with the original terms and conditions, it is assessed for impairment. If exposures are secured, the current net realisable value of the collateral will be taken into account when assessing the need for a provision. No impairment provision is recognised in cases where all amounts due are expected to be settled in full on realisation of the security.

	2011		2010
Corporate risk elements in lending and potential problem loans (excluding commercial real estate)	Loans £m	Provisions £m	Loans £m	Provisions £m
Secured	7,782	3,369	6,526	2,564
Unsecured	2,712	1,836	2,769	1,762

Commercial real estate
The table below analyses commercial real estate lending by loan-to-value (LTV). Due to market conditions in Ireland and to a lesser extent in the UK, there is a shortage of market based data. In the absence of external valuations, the Group deploys a range of alternative approaches including internal expert judgement and indexation.

	Ulster Bank		Rest of the Group		Group
LTVs	AQ1-AQ9 £m	AQ10 £m	AQ1-AQ9 £m	AQ10 £m	AQ1-AQ9 £m	AQ10 £m
2011
<= 50%	81	28	7,091	332	7,172	360
> 50% and <= 70%	642	121	14,105	984	14,747	1,105
> 70% and <= 90%	788	293	10,042	1,191	10,830	1,484
> 90% and <= 100%	541	483	2,616	1,679	3,157	2,162
> 100% and <= 110%	261	322	1,524	1,928	1,785	2,250
> 110% and <= 130%	893	1,143	698	1,039	1,591	2,182
> 130%	1,468	10,004	672	2,994	2,140	12,998
Total with LTVs	4,674	12,394	36,748	10,147	41,422	22,541
Other (1)	7	38	8,994	1,844	9,001	1,882
Total	4,681	12,432	45,742	11,991	50,423	24,423

Total portfolio average LTV (2)	140%	259%	69%	129%	77%	201%

Notes:
(1)
Other performing loans of £9.0 billion include unsecured lending to commercial real estate clients, such as major UK homebuilders. The credit quality of these exposures is consistent with that of the performing portfolio overall. Other non-performing loans of £1.9 billion are subject to the Group’s standard provisioning policies.

(2)	Weighted average by exposure.

Business review Risk and balance sheet management continued

Wholesale market exposures
As set out in the table below, the Group receives collateral for reverse repurchase transactions and for derivatives, typically in the form of cash, quoted debt securities or equities. The risks inherent in both types of transaction are further mitigated through master bilateral netting arrangements. Industry standard documentation such as master repurchase agreements and credit support annexes accompanied by legal opinion, is used for financial collateral taken as part of trading activities.

	2011 £bn	2010 £bn	2009 £bn
Reverse repurchase agreements	100.9	95.1	76.1
Securities received as collateral (1)	(98.9)	(94.3)	(74.0)

Derivative assets gross exposure	529.6	427.1	441.5
Counterparty netting	(441.6)	(330.4)	(358.9)
Cash collateral held	(37.2)	(31.1)	(33.7)
Securities received as collateral	(5.3)	(2.9)	(3.6)

Note:
(1)	In accordance with normal market practice, at 31 December 2011 £95.4 billion (2010 - £93.5 billion; 2009 - £73.0 billion) had been resold or re-pledged as collateral for the Group’s own transactions.

Retail exposures
Within the Group’s retail book, mortgage and home equity lending portfolios are secured by residential property. The Group’s portfolio of US automobile loans is secured by motor cars or other vehicles. Student loans and credit card lending are all unsecured. The vast majority of personal loans are also unsecured.

All borrowing applications, whether secured or not, are subject to appropriate credit risk underwriting processes including affordability assessment. Pricing is typically higher on unsecured than secured loans. For secured loans, pricing will typically vary by LTV. Higher LTV products are typically subject to higher interest rates commensurate with the associated risk.

The value of a property intended to secure a mortgage is assessed during the loan underwriting process using industry-standard methodologies. Property values supporting home equity lending reflect either an individual appraisal or valuations generated by statistically valid automated valuation models. Property values are updated each quarter using the relevant house price index (the Halifax Quarterly Regional House Price Index in the UK, the Case-Shiller Home Value Index in the US, and the Central Statistics Office Residential Property Price Index and the Nationwide House Price Index in Ireland).

For automobile lending in the US, new vehicles are valued at cost and used vehicles at the average trade-in value. At 31 December 2011 this portfolio amounted to £4.8 billion (2010 - £5.1 billion; 2009 - £5.7 billion), all of which was fully secured and predominantly (over 99%) in the performing book.

The existence of collateral has an impact on provisioning levels. Once a secured loan is classified as non-performing, the realisable value of the underlying collateral and the costs associated with repossession are used to estimate the provision required.

Residential mortgages
The table below shows period end LTVs for the Group’s residential mortgage portfolio split between performing and non-performing and calculated on a value basis. Loan balances are as at the end of the year whereas property values are calculated using the appropriate index at 30 September 2011.

	2011		2010		2009
Residential mortgages by average LTV	Performing £m	Non-performing £m	Performing £m	Non-performing £m	Performing £m	Non-performing £m
<= 70%	60,799	1,137	59,598	1,036	55,920	791
> 70% and <= 90%	42,923	1,022	41,964	906	38,807	697
> 90% and <= 110%	17,856	990	20,104	951	23,853	754
> 110% and <= 130%	5,809	573	7,211	622	8,604	507
> 130% (1)	6,684	1,188	3,793	507	3,059	269
Total	134,071	4,910	132,670	4,022	130,243	3,018

Total portfolio average LTV (by value)	73.2%	101.4%	72.4%	91.7%	73.5%	90.1%

Note:
(1)	83% of residential mortgages with LTV > 130% are within Ulster Bank due to the continued challenging economic environment in Ireland.

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Credit risk measurement*
Credit risk models are used throughout the Group to support the quantitative risk assessment element within the credit approval process, ongoing credit risk management, monitoring and reporting and portfolio analytics. Credit risk models used by the Group may be divided into three categories, as follows.

Probability of default/customer credit grade
These models assess the probability that a customer will fail to make full and timely repayment of its obligations. The probability of a customer failing to do so is measured over a one year period through the economic cycle, although certain retail scorecards use longer periods for business management purposes.

Wholesale businesses - as part of the credit assessment process, each counterparty is assigned an internal credit grade derived from a default probability. There are a number of different credit grading models in use across the Group, each of which considers risk characteristics particular to that type of customer. The credit grading models score a combination of quantitative inputs (for example, recent financial performance) and qualitative inputs (for example, management performance or sector outlook).

Retail businesses - each customer account is separately scored using models based on the most material drivers of default. In general, scorecards are statistically derived using customer data. Customers are assigned a score, which in turn is mapped to a probability of default. The probabilities of default are used to support automated credit decision making and to group customers into risk pools for regulatory capital calculations.

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

Counterparty credit risk exposure measurement models are used for derivatives and other traded instruments, where the amount of credit risk exposure may be dependent upon one or more underlying market variables, such as interest or foreign exchange rates. These models drive internal credit risk management activities such as limit and excess management.

Loss given default
These models estimate the economic loss that may be experienced (the amount that cannot be recovered) by the Group on a credit facility in the event of default. The Group’s loss given default models take into account both borrower and facility characteristics for unsecured or partially unsecured facilities, as well as the quality of any risk mitigation that may be in place for secured facilities, the cost of collections and a time discount factor for the delay in cash recovery.

Credit risk assets
In the tables and commentary below, exposure refers to credit risk assets, which consist of:

•	Lending - cash and balances at central banks and loans and advances to banks and customers (including overdraft facilities, instalment credit and finance leases);

•	Rate risk management; and

•	Contingent obligations, primarily letters of credit and guarantees.

Reverse repurchase agreements and issuer risk (primarily debt securities - refer to pages 133 to 135) are excluded. Where relevant and unless otherwise stated, the data reflect the effect of credit mitigation techniques.

Divisional analysis of credit risk assets	2011 £m	2010 £m	2009 £m
UK Retail	111,070	108,302	103,029
UK Corporate	102,468	105,886	110,009
Wealth	20,079	18,875	16,553
Global Transaction Services	34,719	35,462	32,428
Ulster Bank	37,781	40,750	42,042
US Retail & Commercial	56,412	51,699	52,104
Retail & Commercial	362,529	360,974	356,165
Global Banking & Markets	165,616	171,891	205,588
Other	64,518	36,659	3,305
Core	592,663	569,524	565,058
Non-Core	92,710	125,383	158,499
	685,373	694,907	723,557
* unaudited

Business review Risk and balance sheet management continued

Credit risk measurement* continued
Key points
•
Exposure to retail portfolios within the UK Retail, Ulster Bank and US Retail & Commercial divisions remained broadly constant during the year. A reduction in wholesale portfolios was seen across all divisions, with the exception of Wealth, for which product demand and risk appetite typically have more in common with retail portfolios. Another exception was ‘Other’, which is driven by Treasury where growth in credit risk assets relates to exposure to central banks in the USA, the UK and Germany and is a function of the Group’s liquidity requirements and cash positions.

•
Non-Core exposure declined during 2011 as a result of the continued disposal and run-off of assets. Substantial de-risking was achieved though an exposure reduction of £33 billion over the year, in line with balance sheet reduction targets. Significantly, the division was able to take action to reduce exposure within the Middle East & North Africa region, which saw material volatility early in 2011 (exposure down 66%). The division also reduced single name concentration excesses, in part due to disposals in the leveraged finance book. In addition, the division’s project finance business achieved a material reduction through asset sales, unwinding of trades within the markets business and legal defeasance of structured finance transactions.

Asset quality
Using the probability of default models described previously, customers are assigned credit grades and scores, which are used for internal management reporting across portfolios, including a Group level asset quality scale, as shown below.

Internal reporting and oversight of risk assets is principally differentiated by credit grades. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades across the Group map to both a Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures, used for internal management reporting across portfolios. Accordingly, measures of risk exposure may be readily aggregated and reported at increasing levels of granularity depending on stakeholder or business need.

The table below shows credit risk assets by asset quality (AQ) band:

Asset quality	Probability of default range	2011				2010				2009
		Core £m	Non-Core £m	Total £m	Total %	Core £m	Non-Core £m	Total £m	Total %	Core £m	Non-Core £m	Total £m	Total %
AQ1	0% - 0.034%	206,163	13,732	219,895	32.1	175,793	17,728	193,521	27.8	149,132	23,226	172,358	23.8
AQ2	0.034% - 0.048%	18,403	2,915	21,318	3.1	18,274	2,526	20,800	3.0	18,029	3,187	21,216	2.9
AQ3	0.048% - 0.095%	27,082	2,883	29,965	4.4	26,244	4,259	30,503	4.4	26,703	7,613	34,316	4.7
AQ4	0.095% - 0.381%	65,492	9,636	75,128	11.0	64,277	15,052	79,329	11.4	78,144	18,154	96,298	13.3
AQ5	0.381% - 1.076%	92,506	10,873	103,379	15.1	90,639	18,767	109,406	15.7	92,908	24,977	117,885	16.3
AQ6	1.076% - 2.153%	67,260	6,636	73,896	10.8	73,367	12,913	86,280	12.4	76,206	18,072	94,278	13.0
AQ7	2.153% - 6.089%	36,595	8,134	44,729	6.5	41,399	10,451	51,850	7.5	44,643	15,732	60,375	8.3
AQ8	6.089% - 17.222%	11,933	3,320	15,253	2.2	15,300	4,308	19,608	2.8	18,923	4,834	23,757	3.4
AQ9	17.222% - 100%	12,710	5,024	17,734	2.6	11,398	8,621	20,019	2.9	11,589	8,074	19,663	2.7
AQ10	100%	20,118	25,020	45,138	6.6	18,003	25,005	43,008	6.2	16,756	22,666	39,422	5.5
Other (1)		34,401	4,537	38,938	5.6	34,830	5,753	40,583	5.9	32,025	11,964	43,989	6.1
		592,663	92,710	685,373	100.0	569,524	125,383	694,907	100.0	565,058	158,499	723,557	100.0

Note:
(1)
‘Other’ largely comprises assets covered by the standardised approach, for which a probability of default equivalent to those assigned to assets covered by the internal ratings based approach is not available.

* unaudited

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Credit risk measurement*: Asset quality continued

	2011		2010		2009
AQ10 credit risk assets by division	AQ10 £m	% of divisional credit risk assets	AQ10 £m	% of divisional credit risk assets	AQ10 £m	% of divisional credit risk assets
UK Retail	5,097	4.6	5,017	4.6	4,846	4.7
UK Corporate	5,469	5.3	5,130	4.8	5,604	5.1
Wealth	12	0.1	9	—	11	0.1
Global Transaction Services	275	0.8	349	1.0	242	0.7
Ulster Bank	6,305	16.7	4,348	10.7	2,741	6.5
US Retail & Commercial	646	1.1	599	1.2	506	1.0
Retail & Commercial	17,804	4.9	15,452	4.3	13,950	3.9
Global Banking & Markets	2,314	1.4	2,551	1.5	2,806	1.4
Core	20,118	3.4	18,003	3.2	16,756	3.0
Non-Core	25,020	27.0	25,005	19.9	22,666	14.3
	45,138	6.6	43,008	6.2	39,422	5.5

AQ10 credit risk assets by sector	2011 £m	2010 £m	2009 £m
Personal	8,398	7,620	6,955
Property	25,558	23,672	20,145
Banks and financial institutions	1,934	1,981	1,928
Transport and storage	1,720	1,689	1,026
Other	7,528	8,046	9,368
	45,138	43,008	39,422

Key points
•
Trends in the asset quality of the Group’s credit risk exposures in 2011 reflected changes in the composition of the Core portfolio in line with the re-balancing achieved through the Group’s sector concentration framework, the run-off of Non-Core assets and changes in the external environment. Significant deposits were placed with central banks and this resulted in a large increase in the Group’s exposures within the AQ1 band.

•
Overall, the asset quality of the Group’s corporate exposure was broadly maintained despite the difficult external conditions in the UK, with moderate weakening of credit quality in the Core divisions.

•
A notable exception is Ulster Bank, where weakness in the Irish property sector continued to impact portfolio trends and the stock of defaulted assets in the Core book (AQ10) continued to grow. Refer to the section on Ulster Bank on page 117 for more details.

•
In line with expectations, the percentage of defaulted assets in the Non-Core division increased following the run-off and disposal of performing assets. Weaknesses in the commercial real estate market continued to be the main driver of defaulted assets within Non-Core.

* unaudited

Business review Risk and balance sheet management continued

Credit risk measurement* continued

Portfolio by sector and geographical region
Sector analysis plays an important part in assessing the potential for concentration risk in the loan portfolio. Particular attention is given to sectors where the Group believes there is a high degree of risk or potential for volatility in the future.

The table below details credit risk assets by sector and geographical region. Sectors are based on mappings aligned to the Group’s sector concentration framework. Geographical region is based on country of incorporation.

Credit risk assets by sector and geographical region

2011	UK £m	Western Europe (excl. UK) £m	North America £m	Asia Pacific £m	Latin America £m	Other (1) £m	Total £m	Core £m	Non-Core £m
Personal	126,945	20,253	33,087	1,604	158	1,114	183,161	176,201	6,960
Banks	4,720	39,290	3,952	11,149	1,740	7,324	68,175	67,614	561
Other financial institutions	17,939	17,503	13,595	3,108	5,841	1,159	59,145	48,765	10,380
Sovereign (2)	21,072	34,258	31,444	3,463	78	1,581	91,896	90,638	1,258
Property	60,099	27,282	8,052	1,370	3,471	1,480	101,754	58,324	43,430
Natural resources	6,553	7,218	8,159	3,805	1,078	2,508	29,321	25,191	4,130
Manufacturing	9,583	7,480	7,098	2,126	1,011	1,381	28,679	26,614	2,065
Transport (3)	13,790	7,705	4,951	5,433	2,500	5,363	39,742	27,531	12,211
Retail and leisure	22,775	6,110	5,762	1,488	1,041	675	37,851	32,775	5,076
Telecommunications, media and technology	5,295	4,941	3,202	1,944	139	609	16,130	12,180	3,950
Business services	17,851	3,718	6,205	910	629	206	29,519	26,830	2,689
	306,622	175,758	125,507	36,400	17,686	23,400	685,373	592,663	92,710

2010 (4)
Personal	124,594	21,973	34,970	1,864	126	1,531	185,058	174,287	10,771
Banks	6,819	35,619	5,097	11,072	1,394	6,713	66,714	65,494	1,220
Other financial institutions	17,550	14,782	14,773	4,200	8,732	1,762	61,799	47,227	14,572
Sovereign (2)	20,209	24,826	18,088	3,243	125	1,789	68,280	66,556	1,724
Property	65,622	30,925	9,573	1,980	3,090	1,750	112,940	60,590	52,350
Natural resources	6,696	7,863	9,771	3,655	1,396	4,143	33,524	24,427	9,097
Manufacturing	10,599	8,532	6,744	2,673	917	2,059	31,524	28,088	3,436
Transport (3)	13,842	8,726	5,389	6,161	2,658	6,347	43,123	27,899	15,224
Retail and leisure	24,716	6,690	5,316	1,438	1,174	918	40,252	34,100	6,152
Telecommunications, media and technology	5,495	5,764	3,283	2,187	328	786	17,843	12,076	5,767
Business services	19,757	5,116	6,521	985	1,086	385	33,850	28,780	5,070
	315,899	170,816	119,525	39,458	21,026	28,183	694,907	569,524	125,383

For notes relating to this table refer to page 106.

* unaudited

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Credit risk measurement*: Credit risk assets by sector and geographical region continued

2009	UK £m	Western Europe (excl. UK) £m	North America £m	Asia Pacific £m	Latin America £m	Other (1) £m	Total £m	Core £m	Non-Core £m
Personal	120,193	23,597	37,680	1,374	63	897	183,804	165,143	18,661
Banks	7,850	36,705	4,975	9,121	1,378	2,137	62,166	58,246	3,920
Other financial institutions	14,800	14,125	17,697	4,820	8,441	1,473	61,356	43,762	17,594
Sovereign (2)	18,172	27,421	4,038	3,950	414	2,217	56,212	53,595	2,617
Property	72,768	35,558	11,221	3,507	3,127	1,440	127,621	74,892	52,729
Natural resources	7,876	9,460	9,817	3,029	3,523	4,972	38,677	26,058	12,619
Manufacturing	11,197	14,875	8,718	3,695	1,306	2,633	42,424	33,400	9,024
Transport (3)	14,097	7,033	7,287	5,294	2,604	7,140	43,455	28,362	15,093
Retail and leisure	25,811	8,236	6,148	3,602	1,205	1,691	46,693	35,580	11,113
Telecommunications, media and technology	6,128	8,340	4,854	2,040	680	1,409	23,451	13,645	9,806
Business services	20,497	6,772	6,950	1,137	1,439	903	37,698	32,375	5,323
	319,389	192,122	119,385	41,569	24,180	26,912	723,557	565,058	158,499

Notes:
(1)	Comprises Central and Eastern Europe, Middle East, Central Asia and Africa, and supranationals such as the World Bank.
(2)	Includes central bank exposures.
(3)
Excludes net investment in operating leases in shipping and aviation portfolios as they are accounted for as property, plant and equipment. However, operating leases are included in the monitoring and management of these portfolios.

(4)	2010 data were restated due to supranational counterparties being re-mapped from Western Europe to Other.

Key points
•
Conditions in the financial markets and the Group’s focus on risk appetite and sector concentration had a direct impact on the composition of its Core portfolio during the year. The following key trends were observed:

(i)	A 35% increase in exposure to sovereigns, driven by the significant deposits placed with central banks;
(ii)	A 10% reduction in exposure to the property sector, driven by tightened controls in Core as well as by a reduction in Non-Core;
(iii)	A modest reduction in exposure to other corporate and financial institution sectors, driven by subdued borrowing activity by larger corporates; and
(iv)	A broadly flat exposure to the personal sector.

•
The Group’s sovereign portfolio comprises central governments, central banks and sub-sovereigns such as local authorities, primarily in the Group’s key markets in the UK, Western Europe and the US. Exposure predominantly comprises cash balances placed with central banks such as the Bank of England, the Federal Reserve and the Eurosystem (including the European Central Bank and central banks in the eurozone) and consequently, the asset quality of this portfolio is high. Exposure to sovereigns fluctuates according to the Group’s liquidity requirements and cash positions, which determine the level of cash placed with central banks. However, during 2011, there was a marked increase in these balances as the Group boosted its regulatory liquidity position. Information on the Group’s exposure to sovereigns, including eurozone peripheral sovereigns, can be found in the Country risk section on page 166.

•
The bank sector is one of the largest in the Group’s portfolio but the sector is well diversified geographically, largely collateralised and tightly controlled through a combination of the single name concentration framework and a suite of credit policies specifically tailored to the sector and country limits. The largest segment of exposure to the sector remains to globally systemically important financial institutions. The environment remains challenging as a result of low economic growth in advanced economies, higher costs due to increased regulatory requirements and the growing difficulty of returning to historical levels of profitability. Over 2011, there was modest increase in exposure to banks due to mark-to-market movements in derivatives. However, the Group’s portfolio was in general characterised by declining limits, a rising number of counterparties subject to heightened credit monitoring due to the problems faced by the peripheral eurozone countries and a corresponding deterioration in asset quality, balanced to some extent by the improved stability of banks outside the eurozone.

* unaudited

Business review Risk and balance sheet management continued

Credit risk measurement* continued

•
The other financial institutions sector comprises traded and non-traded products and is spread across a wide range of financial companies including insurance companies, securitisation vehicles, financial intermediaries including central counterparties (CCPs), financial guarantors - monolines and credit derivative product companies (CDPCs) - and unleveraged, hedge and leveraged funds. The size and asset quality of this portfolio are stable and have not changed materially since 2010. However, entities in this sector remain vulnerable to market shocks or contagion from the banking sector crisis. Credit risk for these sectors is managed through both the sector concentration and asset and product class frameworks, with specific sector and product caps introduced where there is a perception of heightened credit risk, such as with leveraged funds and insurance holding companies. Additionally, policies were tightened for riskier products to entities in this portfolio, such as committed lending, to reduce risks from a customer default. During the year, a comprehensive securitisation framework was established to cap the securitisation portfolio and to control concentrations to the underlying asset classes and originators. The Group is currently reassessing its risk appetite framework for CCPs to reflect increases in activity with these entities, as a result of regulatory requirements for derivatives to be cleared through CCPs. In 2011, the Group continued to manage down its exposures to monolines and CDPCs and was successful in commuting trades with entities in this portfolio.

•
The Group’s exposure to the property sector totals £102 billion (a reduction of 10% during the year), the majority of which is commercial real estate (refer to page 108 for further detail). The remainder comprises lending to construction companies, housing associations and building material companies. The majority of property exposure (with the exception of Non-Core) is within UK Corporate (63%). Asset quality in other property sub-sectors remained stable during the year and whilst there are some material single name concentrations in the construction sector due to industry consolidation, overall appetite remains controlled through the sector concentration limits framework.

•
The exposure to the retail sector attracts heightened scrutiny due to its cyclical nature. Stress testing has confirmed that the retail sector has an above average vulnerability to a high UK inflation and interest rate scenario. Certain sub-sectors have proven less vulnerable to macroeconomic volatilities (e.g. food and beverage) as have larger retailers with well established brands and multiple channel offerings. Total exposure declined 6% during 2011. Despite recent high profile failures of UK high street retailers, loss experience on the RBS retail portfolio over 2011 was low, following the earlier exit from some parts of the portfolio. The portfolio is generally well diversified by geography and by counterparty.

•
The leisure sector displays weaker credit metrics than the wider corporate portfolio, in line with the industry trend. Default experience in hotels and restaurants is particularly high. The Group’s risk appetite towards the sector is driven by the importance of the leisure sector to the UK franchise, especially for the UK Corporate division, but is mitigated through tighter origination policies and guidelines and a reduction in exposure to high risk sub-sectors. The gaming sub-sector is subject to specific controls due to its inherent high credit and reputational risk profile.

•
The Group’s transport sector includes £11.7 billion of asset-backed exposure to ocean-going vessels. The downturn observed in the shipping sector since 2008 continued during 2011, with further pressure on second-hand values and deliveries of new build vessels into poor markets. A key protection for the Group is the minimum security covenant. This covenant is tested each quarter on an individual vessel basis to ensure that prompt remedial action is taken if values fall significantly below agreed loan coverage ratios. At 31 December 2011, 1% of the Group’s exposure to this sector was in Watchlist Red.

•
Exposure to the healthcare and education sectors is included in the business services sector and totalled £13.4 billion at year-end. It is mostly UK focused and is heavily biased towards the health sector, which represents 74% of the exposure. The sector has performed well despite the difficult economic conditions but there are continuing uncertainties over the impact of Government spending reductions. Key concerns remain over the nursing home sub-sector, where the lower end of the elderly care home book saw an increased rate of customers being placed on Watchlist and higher defaults over 2011. Actions were taken to rebalance the portfolio towards the stronger operators.

* unaudited

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Key credit portfolios*

Commercial real estate
The commercial real estate lending portfolio totalled £74.8 billion at 31 December 2011, a 14% year-on-year decrease (2010 - £87.4 billion). The commercial real estate sector comprises exposure to entities involved in the development of or investment in commercial and residential properties (including homebuilders). The analysis below excludes rate risk management and contingent obligations.

	2011			2010			2009
By division	Investment £m	Development £m	Total £m	Investment £m	Development £m	Total £m	Investment £m	Development £m	Total £m
Core
UK Corporate	25,101	5,023	30,124	24,879	5,819	30,698	27,143	7,331	34,474
Ulster Bank	3,882	881	4,763	4,284	1,090	5,374	6,131	3,838	9,969
US Retail & Commercial	4,235	70	4,305	4,322	93	4,415	2,812	1,084	3,896
Global Banking & Markets	1,013	360	1,373	1,131	644	1,775	1,997	818	2,815
	34,231	6,334	40,565	34,616	7,646	42,262	38,083	13,071	51,154

Non-Core
UK Corporate	3,957	2,020	5,977	7,591	3,263	10,854	7,390	3,959	11,349
Ulster Bank	3,860	8,490	12,350	3,854	8,760	12,614	2,061	6,271	8,332
US Retail & Commercial	901	28	929	1,325	70	1,395	1,409	431	1,840
Global Banking & Markets	14,689	336	15,025	19,906	379	20,285	24,638	873	25,511
	23,407	10,874	34,281	32,676	12,472	45,148	35,498	11,534	47,032

Total	57,638	17,208	74,846	67,292	20,118	87,410	73,581	24,605	98,186

	Investment		Development			Investment		Development
By geography	Commercial £m	Residential £m	Commercial £m	Residential £m	Total £m	Core £m	Non-Core £m	Core £m	Non-Core £m	Total £m
2011
UK (excluding NI) (1)	28,653	6,359	1,198	6,511	42,721	25,904	9,108	5,118	2,591	42,721
Ireland (ROI & NI) (1)	5,146	1,132	2,591	6,317	15,186	3,157	3,121	793	8,115	15,186
Western Europe	7,649	1,048	9	52	8,758	422	8,275	20	41	8,758
US	5,552	1,279	59	46	6,936	4,521	2,310	71	34	6,936
RoW	785	35	141	284	1,245	227	593	332	93	1,245
	47,785	9,853	3,998	13,210	74,846	34,231	23,407	6,334	10,874	74,846

2010 (1)
UK (excluding NI) (1)	32,334	7,255	1,520	8,288	49,397	26,168	13,421	5,997	3,811	49,397
Ireland (ROI & NI) (1)	5,056	1,148	2,785	6,578	15,567	3,159	3,044	963	8,401	15,567
Western Europe	10,568	643	25	42	11,278	409	10,802	25	42	11,278
US	7,345	1,296	69	175	8,885	4,636	4,005	173	71	8,885
RoW	1,622	25	138	498	2,283	244	1,404	488	147	2,283
	56,925	10,367	4,537	15,581	87,410	34,616	32,676	7,646	12,472	87,410

2009 (1)
UK (excluding NI) (1)	36,801	7,042	1,875	10,499	56,217	29,230	14,613	7,654	4,720	56,217
Ireland (ROI & NI) (1)	5,314	1,047	3,484	5,961	15,806	4,664	1,697	3,530	5,915	15,806
Western Europe	12,565	840	184	225	13,814	905	12,500	215	194	13,814
US	6,522	1,355	881	778	9,536	3,193	4,684	1,289	370	9,536
RoW	2,068	27	239	479	2,813	91	2,004	383	335	2,813
	63,270	10,311	6,663	17,942	98,186	38,083	35,498	13,071	11,534	98,186

Note:
(1)	ROI: Republic of Ireland; NI: Northern Ireland.

*unaudited

Business review Risk and balance sheet management continued

Key credit portfolios* continued

By sub-sector	UK (excl NI) £m	Ireland (ROI & NI) £m	Western Europe £m	US £m	RoW £m	Total £m
2011
Residential	12,871	7,449	1,096	1,325	319	23,060
Office	7,155	1,354	2,248	404	352	11,513
Retail	8,709	1,641	1,893	285	275	12,803
Industrial	4,317	507	520	24	105	5,473
Mixed/other	9,669	4,235	3,001	4,898	194	21,997
	42,721	15,186	8,758	6,936	1,245	74,846

2010
Residential	15,543	7,726	685	1,471	523	25,948
Office	8,539	1,178	2,878	663	891	14,149
Retail	10,607	1,668	1,888	1,025	479	15,667
Industrial	4,912	515	711	80	106	6,324
Mixed/other	9,796	4,480	5,116	5,646	284	25,322
	49,397	15,567	11,278	8,885	2,283	87,410

2009
Residential	17,197	7,352	1,065	2,134	505	28,253
Office	9,381	1,536	5,034	1,614	975	18,540
Retail	5,760	686	998	492	700	8,636
Industrial	11,378	2,599	3,592	2,053	402	20,024
Mixed/other	12,501	3,633	3,125	3,243	231	22,733
	56,217	15,806	13,814	9,536	2,813	98,186

Note:
(1)
Excludes commercial real estate lending in Wealth as these loans are generally supported by personal guarantees in addition to collateral. This portfolio, which totalled £1.3 billion at 31 December 2011 continues to perform in line with expectations and requires minimal provision.

Key points
•
In line with the Group’s strategy, exposure to commercial real estate was reduced during 2011, affecting mainly the UK and Western Europe given that these regions account for the majority of the portfolio. Overall this portfolio decreased circa 25% from the end of 2009 to the end of 2011.

•
Most of the decrease is in Non-Core due to run-off and asset sales. The Non-Core portfolio totalled £34.3 billion (46% of the portfolio) at 31 December 2011 (2010 - £45.1 billion, or 52% of the portfolio) and includes exposures in Ulster Bank as discussed on page 118.

•
With the exception of exposure in Spain and in Ireland, the Group has minimal commercial real estate exposure to other eurozone periphery countries. Exposure in Spain is predominantly in the Non-Core portfolio and totals £2.3 billion, of which 36% is in AQ1-AQ9. The remainder of the Spanish portfolio has already been subject to material write-off and provision levels have been assessed based on re-appraised values. There are significant differences in values based on geographic location and asset type.

•	The UK portfolio is focused on London and the South East (44%), with the remainder well spread across the UK regions.

•
Short-term lending to property developers without sufficient pre-let revenue at origination to support investment financing after practical completion is classified as speculative. Speculative lending at origination represents approximately 1% of the portfolio. The Group’s appetite for originating speculative commercial real estate lending is very limited and any such business requires senior management approval.

•
The commercial real estate market is expected to remain challenging in key markets and new business will be accommodated from run-off of existing Core exposure. As liquidity in the market remains tight, the Group is focusing on re-financings and supporting its existing client base.

* unaudited

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Key credit portfolios*: Commercial real estate continued

Maturity profile of portfolio	UK Corporate	Ulster Bank	US Retail & Commercial	Global Banking & Markets	Total
	£m	£m	£m	£m	£m
2011
Core
< 1 year (1)	8,268	3,030	1,056	142	12,496
1-2 years	5,187	391	638	278	6,494
2-3 years	3,587	117	765	363	4,832
> 3 years	10,871	1,225	1,846	590	14,532
Not classified (2)	2,211	—	—	—	2,211
Total	30,124	4,763	4,305	1,373	40,565

Non-Core
< 1 year (1)	3,224	11,089	293	7,093	21,699
1-2 years	508	692	163	3,064	4,427
2-3 years	312	177	152	1,738	2,379
> 3 years	1,636	392	321	3,126	5,475
Not classified (2)	297	—	—	4	301
Total	5,977	12,350	929	15,025	34,281

2010
Core
< 1 year (1)	7,563	2,719	1,303	890	12,475
1-2 years	5,154	829	766	247	6,996
2-3 years	4,698	541	751	221	6,211
> 3 years	10,361	1,285	1,595	417	13,658
Not classified (2)	2,922	—	—	—	2,922
Total	30,698	5,374	4,415	1,775	42,262

Non-Core
< 1 year (1)	4,829	10,809	501	3,887	20,026
1-2 years	1,727	983	109	6,178	8,997
2-3 years	831	128	218	3,967	5,144
> 3 years	2,904	694	567	6,253	10,418
Not classified (2)	563	—	—	—	563
Total	10,854	12,614	1,395	20,285	45,148

Notes:
(1)	Includes on demand and past due assets.
(2)	Predominantly comprises multi-option facilities for which there is no single maturity date.

Key point
•
The majority of Ulster Bank Group’s commercial real estate portfolio is categorised as < 1 year, including on demand assets, owing to the high level of non-performing assets in the portfolio. Ulster Bank places most restructured facilities on demand rather than extending the maturity date.

* unaudited

Business review Risk and balance sheet management continued

Key credit portfolios* continued

Breakdown of portfolio by asset quality (AQ) band
	AQ1-AQ2	AQ3-AQ4	AQ5-AQ6	AQ7-AQ8	AQ9	AQ10	Total
2011	£m	£m	£m	£m	£m	£m	£m
Core	1,094	6,714	19,054	6,254	3,111	4,338	40,565
Non-Core	680	1,287	5,951	3,893	2,385	20,085	34,281
Total	1,774	8,001	25,005	10,147	5,496	24,423	74,846

2010
Core	1,055	7,087	20,588	7,829	2,171	3,532	42,262
Non-Core	1,003	2,694	11,249	7,608	4,105	18,489	45,148
Total	2,058	9,781	31,837	15,437	6,276	22,021	87,410

Key points
•
Approximately 13% of the commercial real estate exposure is within the AQ1-AQ4 bands. This includes unsecured lending to property companies and real estate investment trusts. The high proportion of the exposure in the AQ10 band is driven by Ulster Bank Group (Core and Non-Core) and GBM (Non-Core).

•
Of the total portfolio of £74.8 billion at 31 December 2011, £34.7 billion (2010 - £45.1 billion) is managed within the Group’s standard credit processes and £5.9 billion (2010 - £9.2 billion) is receiving varying degrees of heightened credit management under the Group Watchlist process (this includes all Watchlist Amber cases and Watchlist Red cases managed outside the Global Restructuring Group (GRG)). A further £34.3 billion (2010 - £33.1 billion) is managed within the GRG and includes both Watchlist and non-performing exposures. The increase in the portfolio managed by the GRG is driven by Ulster Bank Group (Core and Non-Core).

The table below analyses commercial real estate lending by loan-to-value (LTV). Due to market conditions in Ireland and to a lesser extent in the UK, there is a shortage of market based data. In the absence of external valuations, the Group deploys a range of alternative approaches including internal expert judgement and indexation.

	Ulster Bank		Rest of the Group		Group
LTVs	AQ1-AQ9 £m	AQ10 £m	AQ1-AQ9 £m	AQ10 £m	AQ1-AQ9 £m	AQ10 £m
2011
<= 50%	81	28	7,091	332	7,172	360
> 50% and <= 70%	642	121	14,105	984	14,747	1,105
> 70% and <= 90%	788	293	10,042	1,191	10,830	1,484
> 90% and <= 100%	541	483	2,616	1,679	3,157	2,162
> 100% and <= 110%	261	322	1,524	1,928	1,785	2,250
> 110% and <= 130%	893	1,143	698	1,039	1,591	2,182
> 130%	1,468	10,004	672	2,994	2,140	12,998
Total with LTVs	4,674	12,394	36,748	10,147	41,422	22,541
Other (1)	7	38	8,994	1,844	9,001	1,882
Total	4,681	12,432	45,742	11,991	50,423	24,423

Total portfolio average LTV (2)	140%	259%	69%	129%	77%	201%

Notes:
(1)
Other performing loans of £9.0 billion include unsecured lending to commercial real estate clients, such as major UK homebuilders. The credit quality of these exposures is consistent with that of the performing portfolio overall. Other non-performing loans of £1.9 billion are subject to the Group’s standard provisioning policies.

(2)	Weighted average by exposure.

Key points
•
Nearly 85% of the commercial real estate portfolio with LTV > 100% is within Ulster Bank Group (Core and Non-Core) and GBM (Non-Core). A majority of portfolios are managed within the GRG and are subject to monthly reviews. Significant levels of provisions have been taken against these portfolios; provisions as a percentage of risk elements in lending for the Ulster Bank Group commercial real estate portfolio were 53% at 31 December 2011 (2010 - 44%). The reported LTV levels are based on gross loan values. The weighted average LTV for AQ10 excluding Ulster Bank is 129%.

•
The average interest coverage ratios (ICR) for UK Corporate (Core and Non-Core) and GBM (Non-Core) investment properties are 2.37x and 1.25x respectively. The US Retail & Commercial portfolio is managed on the basis of debt service coverage, which includes scheduled principal amortisation. The average debt service interest coverage for this portfolio on this basis was 1.24x at 31 December 2011. There are a number of different approaches used within the Group and across the industry to calculate ICR. Ratios for different portfolio types, and organisations may not therefore be comparable.

* unaudited

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Key credit portfolios* continued
Retail assets
The Group’s retail lending portfolio includes mortgages, credit cards, unsecured loans, auto finance and overdrafts. The majority of personal lending exposures are in the UK, Ireland and the US. The analysis below includes both Core and Non-Core balances.
Personal credit loans and receivables	2011 £m	2010 £m	2009 £m
UK Retail
- mortgages	96,388	92,592	85,529
- cards, loans and overdrafts	16,004	18,072	20,316
Ulster Bank
- mortgages	20,020	21,162	22,304
- other personal	1,533	1,017	1,172
Citizens
- mortgages	23,829	24,575	26,534
- auto and cards	5,731	6,062	6,917
- other (1)	2,111	3,455	4,205
Other (2)	17,545	18,123	16,827
	183,161	185,058	183,804

Notes:
(1)	Mainly student loans and loans secured by recreational vehicles or marine vessels.
(2)	Personal exposures in other divisions.

Residential mortgages
The tables below detail the distribution of residential mortgages by indexed LTV. LTV averages are calculated by transaction volume and transaction value. Refer to the section on Ulster Bank Group on page 117 for analysis of residential mortgages.

	UK Retail			Citizens
LTV distribution calculated on a volume basis	2011%	2010%	2009%	2011%	2010%	2009%
<= 70%	62.1	61.6	60.2	43.5	43.4	43.6
> 70% and <= 90%	27.1	26.2	24.5	26.9	27.6	26.8
> 90% and <= 110%	9.4	10.4	12.5	16.7	17.2	18.0
> 110% and <= 130%	1.4	1.7	2.7	6.9	6.0	5.4
> 130%	—	0.1	0.1	6.0	5.8	6.2

Total portfolio average LTV at 31 December	57.8	58.2	59.1	73.8	75.3	74.5

Average LTV on new originations during the year	58.4	64.2	67.2	63.8	64.8	62.6

LTV distribution calculated on a value basis	2011 £m	2010 £m	2009 £m	2011 £m	2010 £m	2009 £m
<= 70%	47,811	44,522	37,666	9,669	10,375	11,675
> 70% and <= 90%	34,410	32,299	28,280	7,011	7,196	7,440
> 90% and <= 110%	11,800	12,660	15,112	3,947	4,080	4,569
> 110% and <= 130%	1,713	1,924	3,104	1,580	1,488	1,486
> 130%	74	73	86	1,263	1,252	1,540

Total portfolio average LTV at 31 December	67.2%	68.1%	70.4%	75.9%	75.4%	74.7%

Average LTV on new originations during the year	63.0%	68.0%	70.3%	65.8%	65.3%	64.4%

* unaudited

Business review Risk and balance sheet management continued

Key credit portfolios* continued

Residential mortgages which are three months or more in arrears (by volume)	2011%	2010%	2009%
UK Retail (1)	1.6	1.7	1.6
Citizens	2.0	1.4	1.5

Note:
(1)
The ‘One Account’ current account mortgage is excluded (£5.4 billion - 5.6% of assets) at 31 December 2011, 0.9% of these accounts were 90 days continually in excess of the limit (2010 - 0.8%). Consistent with the way the Council of Mortgage Lenders publishes member arrears information, the 3+ months arrears rate now excludes accounts in repossession and cases with shortfalls post property sale.

Key points
UK Retail
•
The UK Retail mortgage portfolio totalled £96.4 billion (98.6% in Core) at 31 December 2011, an increase of 4.1% from 2010, due to continued strong sales growth and lower redemption rates from before the financial crisis.

•
Of the total portfolio, 98.6% is designated as Core business, primarily comprising mortgages branded the Royal Bank of Scotland, NatWest, the One Account and First Active. Non-Core comprises Direct Line Mortgages.

•
The assets are prime mortgages and include 7.2% (£6.9 billion) of exposure to residential buy-to-let. There is a small legacy self-certification book (0.3% of total assets). Self-certified mortgages were withdrawn from sale in 2004.

•
Gross new mortgage lending in 2011 remained strong at £14.7 billion. The average LTV for new business during 2011 declined in comparison to 2010 and the maximum LTV available to new customers remained at 90%. Based on the Halifax House Price index at September 2011, the book average indexed LTV improved marginally when compared to December 2010, with the proportion of balances with an LTV over 100% also lower. Refer to the table on page 117, which details LTV information on a volume and value basis.

•	The arrears rate (more than three payments in arrears, excluding repossessions and shortfalls post property sale) has remained broadly stable since late 2009 at 1.6%.

•	The number of properties repossessed in 2011 was 1,671, up from 1,392 in 2010.

•
The mortgage impairment charge was £187 million for 2011, an increase of 2% from 2010. A significant part of the mortgage impairment charge related to reduced expectations of cash recovery on already defaulted debt. It also included an additional provision charge for mortgage customers who received forbearance.

•	Default and arrears rates remain sensitive to economic developments and are currently supported by the low interest rate environment and strong book growth, with recent business yet to fully mature.

Citizens
•	Citizens’ residential mortgage portfolio totalled £23.8 billion at 31 December 2011, a reduction of 3% from 2010 (£24.6 billion).

•
The mortgage portfolio comprises £6.4 billion of residential mortgages (99% in first lien position: Core - £5.8 billion; Non-Core - £0.6 billion) and £17.4 billion of home equity loans and lines (41% in first lien position: Core - £14.9 billion; Non-Core - £2.5 billion). Home equity Core consists of 47% in first lien position.

•
Citizens continues to focus on the ‘footprint’ states of New England, Mid Atlantic and Mid West, targeting low risk products and maintaining conservative risk policies. At 31 December 2011, the portfolio consisted of £19.5 billion (82% of the total portfolio) within footprint.

•	Loan acceptance criteria were tightened during 2009 to address deteriorating economic and market conditions.

•
Non-Core comprises 13% of the residential mortgage portfolio. Its largest component (74%) is the serviced by others (SBO) home equity portfolio. The SBO portfolio consists of purchased pools of home equity loans and lines, which resulted in an annualised charge-off rate of 8.7% in 2011. It is characterised by out-of-footprint geographies, high second lien concentration (95%) and high average LTV (113% at 31 December 2011). The SBO book has been closed to new purchases since the third quarter of 2007 and is in run-off, with exposure down from £2.8 billion in 2010, to £2.3 billion at 31 December 2011. The arrears rate of the SBO portfolio decreased from 3.0% in 2010, to 2.3% at 31 December 2011, as the legacy of poorer assets receded, and account servicing and collections became more effective following a servicer conversion in 2009.

* unaudited

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Key credit portfolios* continued
Retail credit assets: Personal lending
The Group’s personal lending portfolio includes credit cards, unsecured loans, auto finance and overdrafts. The majority of personal lending exposures exist in the UK and the US. Impairment charges as a proportion of average loans and receivables are shown in the following table.

	2011		2010		2009
Personal lending	Average loans and receivables £m	Impairment charge as a % of average loans and receivables %	Average loans and receivables £m	Impairment charge as a % of average loans and receivables %	Average loans and receivables £m	Impairment charge as a % of average loans and receivables %
UK Retail cards (1)	5,675	3.0	6,025	5.0	6,101	8.7
UK Retail loans (1)	7,755	2.8	9,863	4.8	12,062	5.9

Citizens cards (2)	936	5.1	1,005	9.9	1,145	9.7
Citizens auto loans (2)	4,856	0.2	5,256	0.6	6,306	1.2

Notes:
(1)	The ratio for UK Retail assets refers to the impairment charges for the year. This is the Core UK loans book and excludes the Non-Core direct loans book that was sold in late 2011.
(2)	The ratio for Citizens refers to the impairment charges in the year, net of recoveries realised in the year.

Key points
UK Retail
•	The UK personal lending portfolio, of which 99.4% is in Core businesses, comprises credit cards, unsecured loans and overdrafts, and totalled £16.0 billion at 31 December 2011 (2010 - £18.1 billion).

•	The decrease in portfolio size of 11.6% was driven by continued subdued loan recruitment activity and a continuing general market trend of customers repaying unsecured debt.

•
The Non-Core portfolio consists of the direct finance loan portfolios (Direct Line, Lombard, Mint and Churchill) and totalled £0.1 billion at 31 December 2011 (2010 - £0.4 billion). In the last quarter of 2011, a portfolio of £170 million of balances was disposed of.

•
Risk appetite continues to be actively managed across all products with investment in collection and recovery processes continuing, addressing both continued support for the Group’s customers and the management of impairments.

•	Support continues for customers experiencing financial difficulties through ‘breathing space initiatives’. Refer to the disclosures on forbearance on page 98 for more information.

•
The impairment charge on unsecured lending was £579 million for the year, down 42% on 2010, reflecting the effect of risk appetite tightening. The sale of the direct finance loan book gave rise to a one-off benefit of approximately £30 million.

•	Impairments remain sensitive to the external environment, including unemployment levels and interest rates.

•	Industry benchmarks for cards arrears remain stable, with the Group continuing to perform favourably.

Citizens
•
Citizens’ average credit card portfolio totalled £936 million during 2011, with Core assets comprising 90.2% of the portfolio. Citizens’ cards business has traditionally adopted conservative risk strategies compared with the US market and given the economic climate, has introduced tighter lending criteria and lower credit limits. These actions have led to improving new business quality and a business performing better than industry benchmarks (provided by VISA). The latest available metrics show the 60+ days delinquency as a percentage of total outstandings at 2.15% at November 2011 (compared to an industry figure of 2.45%) and net contractual charge-offs as a percentage of total outstandings at 2.89% at November 2011 (compared to an industry figure of 3.69%).

•
Citizens’ average auto loan portfolio totalled £4.9 billion during 2011, of which 98% is considered Core. £101 million (2%) is Non-Core and anticipated to run off by 2013. Citizens’ vehicle financing business lends to US consumers through a network of 4,200 auto dealers in 25 US states. Citizens’ credit policy is considered conservative, targeting prime customers and has historically experienced credit losses below those of industry peers.

•	The net write-off rate on the total auto portfolio fell to 0.18% at 31 December 2011, from 0.34% in 2010. The 30+ days past due delinquency rate fell to 1.04% at 31 December 2011, from 1.57% in 2010.

*unaudited

Business review Risk and balance sheet management continued

Key credit portfolios* continued

Ulster Bank Group (Core and Non-Core)
At 31 December 2011, Ulster Bank Group accounted for 10% of the Group’s total customer loans (2010 - 10%; 2009 - 10%) and 9% of the Group’s Core customer loans (2010 - 9%; 2009 - 9%). Ulster Bank’s financial performance continues to be overshadowed by the challenging economic climate in Ireland, with impairments remaining elevated as high unemployment, coupled with higher taxation and limited liquidity in the economy, continues to depress the property market and domestic spending.

The impairment charge of £3,717 million for 2011 (2010 - £3,843 million; 2009 - £1,926 million) was driven by a combination of new defaulting customers and deteriorating security values. Provisions as a percentage of risk elements in lending increased from 44% in 2010, to 53% at 31 December 2011, predominantly as a result of the deterioration in the value of the Non-Core commercial real estate development portfolio.

Core
The impairment charge for the year of £1,384 million (2010 - £1,161 million; 2009 - £649 million) reflects the difficult economic climate in Ireland, with elevated default levels across both mortgage and other corporate portfolios. The mortgage sector accounted for £570 million (41%) of the total 2011 impairment charge.

Non-Core
The impairment charge for the year was £2,333 million (2010 - £2,682 million; 2009 - £1,277 million), with the commercial real estate sector accounting for £2,160 million (93%) of the total 2011 charge.

Loans, risk elements in lending (REIL) and impairments by sector
	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Impairment charge	Amounts written-off
2011	£m	£m	£m	%	%	%	£m	£m
Core
Mortgages	20,020	2,184	945	10.9	43	4.7	570	11
Personal unsecured	1,533	201	184	13.1	92	12.0	56	25
Commercial real estate
- investment	3,882	1,014	413	26.1	41	10.6	225	—
- development	881	290	145	32.9	50	16.5	99	16
Other corporate	7,736	1,834	1,062	23.7	58	13.7	434	72
	34,052	5,523	2,749	16.2	50	8.1	1,384	124
Non-Core
Commercial real estate
- investment	3,860	2,916	1,364	75.5	47	35.3	609	1
- development	8,490	7,536	4,295	88.8	57	50.6	1,551	32
Other corporate	1,630	1,159	642	71.1	55	39.4	173	16
	13,980	11,611	6,301	83.1	54	45.1	2,333	49
Ulster Bank Group
Mortgages	20,020	2,184	945	10.9	43	4.7	570	11
Personal unsecured	1,533	201	184	13.1	92	12.0	56	25
Commercial real estate
- investment	7,742	3,930	1,777	50.8	45	23.0	834	1
- development	9,371	7,826	4,440	83.5	57	47.4	1,650	48
Other corporate	9,366	2,993	1,704	32.0	57	18.2	607	88
	48,032	17,134	9,050	35.7	53	18.8	3,717	173

* unaudited

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Key credit portfolios*: Ulster Bank Group (Core and Non-Core) continued

	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Impairment charge	Amounts written-off
2010	£m	£m	£m	%	%	%	£m	£m
Core
Mortgages	21,162	1,566	439	7.4	28	2.1	294	7
Personal unsecured	1,282	185	158	14.4	85	12.3	48	30
Commercial real estate
- investment	4,284	598	332	14.0	56	7.7	259	—
- development	1,090	65	37	6.0	57	3.4	116	—
Other corporate	9,039	1,205	667	13.3	55	7.4	444	11
	36,857	3,619	1,633	9.8	45	4.4	1,161	48
Non-Core
Mortgages	—	—	—	—	—	—	42	—
Commercial real estate
- investment	3,854	2,391	1,000	62.0	42	25.9	630	—
- development	8,760	6,341	2,783	72.4	44	31.8	1,759	—
Other corporate	1,970	1,310	561	66.5	43	28.5	251	—
	14,584	10,042	4,344	68.9	43	29.8	2,682	—
Ulster Bank Group
Mortgages	21,162	1,566	439	7.4	28	2.1	336	7
Personal unsecured	1,282	185	158	14.4	85	12.3	48	30
Commercial real estate
- investment	8,138	2,989	1,332	36.7	45	16.4	889	—
- development	9,850	6,406	2,820	65.0	44	28.6	1,875	—
Other corporate	11,009	2,515	1,228	22.8	49	11.2	695	11
	51,441	13,661	5,977	26.6	44	11.6	3,843	48

2009
Core
Mortgages	16,199	558	102	3.4	18	0.6	74	3
Personal unsecured	2,433	174	145	7.2	83	6.0	66	27
Commercial real estate
- investment	6,131	250	105	4.1	42	1.7	84	—
- development	3,838	428	284	11.2	66	7.4	221	4
Other corporate	11,106	850	326	7.7	38	2.9	204	—
	39,707	2,260	962	5.7	43	2.4	649	34
Non-Core
Mortgages	6,002	324	51	5.4	16	0.8	42	—
Commercial real estate
- investment	2,061	1,498	308	72.7	21	14.9	286	—
- development	6,271	3,840	822	61.2	21	13.1	732	—
Other corporate	1,373	1,126	322	82.0	29	23.5	217	—
	15,707	6,788	1,503	43.2	22	9.6	1,277	—
Ulster Bank Group
Mortgages	22,201	882	153	4.0	17	0.7	116	3
Personal unsecured	2,433	174	145	7.2	83	6.0	66	27
Commercial real estate
- investment	8,192	1,748	413	21.3	24	5.0	370	—
- development	10,109	4,268	1,106	42.2	26	10.9	953	4
Other corporate	12,479	1,976	648	15.8	33	5.2	421	—
	55,414	9,048	2,465	16.3	27	4.4	1,926	34

* unaudited

Business review Risk and balance sheet management continued

Key credit portfolios* continued

Key points

•
REIL increased by £3.5 billion during the year, which reflects continuing difficult conditions in both the commercial and residential sectors in Ireland. Growth moderated in the last two quarters of 2011 as default trends for corporate portfolios declined.

•	At 31 December 2011, 68% of REIL was in Non-Core (2010 - 74%; 2009 - 75%). The majority of the Non-Core commercial real estate development portfolio (89%) is REIL with a 57% provision coverage.

Residential mortgages
The tables below show how the continued decrease in property values has affected the distribution of residential mortgages by indexed LTV. LTV is based upon gross loan amounts and whilst including defaulted loans, does not take account of provisions made.

LTV distribution calculated on a volume basis*	2011%	2010%	2009%
<= 70%	45.0	50.3	59.2
> 70% and <= 90%	11.4	13.0	12.0
> 90% and <= 110%	12.0	14.5	13.4
> 110% and <= 130%	10.9	13.5	11.3
> 130%	20.7	8.7	4.1

Total portfolio average LTV at 31 December	81.0	71.2	62.5

Average LTV on new originations during the year	67.0	75.9	72.8

LTV distribution calculated on a value basis	2011 £m	2010 £m	2009 £m
<= 70%	4,526	5,928	7,393
> 70% and <= 90%	2,501	3,291	3,830
> 90% and <= 110%	3,086	4,256	4,907
> 110% and <= 130%	3,072	4,391	4,491
> 130%	6,517	2,958	1,681

Total portfolio average LTV at 31 December	106.1%	91.7%	86.2%

Average LTV on new originations during the year	73.9%	78.9%	78.5%

Key points
•	The residential mortgage portfolio across Ulster Bank Group totalled £20 billion at 31 December 2011, with 89% in the Republic of Ireland and 11% in Northern Ireland.

•
The mortgage REIL continued to increase as a result of the continued challenging economic environment. At 31 December 2011, REIL as a percentage of gross mortgages was 10.9% (by value) compared with 7.4% in 2010. The impairment charge for 2011 was £570 million compared with £336 million for 2010. Repossession levels were higher than in 2010, with a total of 161 properties repossessed during 2011 (compared with 76 during 2010). 76% of repossessions during 2011 were through voluntary surrender or abandonment of the property.

•
Ulster Bank is assisting customers in this difficult environment. Mortgage forbearance policies which are deployed through the ‛Flex’ initiative are aimed at assisting customers in financial difficulty. At 31 December 2011, 9.1% (by value) of the mortgage book (£1.8 billion) was on a forbearance arrangement compared with 5.8% (£1.2 billion) at 31 December 2010. The majority of these forbearance arrangements are in the performing book (77%) and not 90 days past due.

* unaudited

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Key credit portfolios*: Ulster Bank Group (Core and Non-Core) continued
Commercial real estate
The commercial real estate lending portfolio for Ulster Bank Group totalled £17.1 billion at 31 December 2011, of which £12.3 billion or 72% is Non-Core. The geographic split of the total Ulster Bank Group commercial real estate portfolio remained similar to 2010, with 26% in Northern Ireland, 63% in the Republic of Ireland and 11% in the UK.

	Development		Investment
	Commercial £m	Residential £m	Commercial £m	Residential £m	Total £m
Exposure by geography
2011
Ireland (ROI & NI)	2,591	6,317	5,097	1,132	15,137
UK (excluding NI)	95	336	1,371	111	1,913
RoW	—	32	27	4	63
	2,686	6,685	6,495	1,247	17,113

2010
Ireland (ROI & NI)	2,785	6,578	5,032	1,098	15,493
UK (excluding NI)	110	359	1,869	115	2,453
RoW	—	18	23	1	42
	2,895	6,955	6,924	1,214	17,988

2009
Ireland (ROI & NI)	3,075	5,961	5,314	1,031	15,381
UK (excluding NI)	217	849	1,692	132	2,890
RoW	—	7	20	3	30
	3,292	6,817	7,026	1,166	18,301

Key points
•
Commercial real estate remains the primary driver of the increase in the defaulted loan book for Ulster Bank Group. The outlook remains challenging, with limited liquidity in the marketplace to support sales or refinancing. The decrease in asset valuations has placed pressure on the portfolio.

•
Within its early problem management framework, Ulster Bank may agree various remedial measures with customers whose loans are performing but who are experiencing temporary financial difficulties. During 2011, commercial real estate loans amounting to £0.8 billion (exposures greater than £10 million) benefited from such measures.

•	During 2011, impaired commercial real estate loans amounting to £1 billion (exposures greater than £10 million) were restructured and remain in the non-performing book.

* unaudited

Business review Risk and balance sheet management continued

Balance sheet analysis
All the disclosures in this section (pages 119 to 186) are audited unless otherwise indicated by an asterisk (*).

The following tables provide an analysis of credit concentration of financial assets by sector, geography and internal credit quality gradings. Credit risk assets analysed on the pages 102 to 107 are reported internally to senior management. However, they exclude certain exposures, primarily securities, and take account of legal netting agreements, that provide a right of legal set-off but do not meet the criteria for offset in IFRS. The analysis below is therefore provided to supplement the credit risk assets analysis and to reconcile to the consolidated balance sheet.

Credit concentration: Sector and geographical region
The tables on pages 119 to 128 analyse total financial assets gross of provisions by sector (for Group before RFS MI) and geographical region (for Group before RFS MI and RFS MI). Geographical regions are based on the location of the lending or issuing office.

The tables below and on pages 120 and 121 analyse total financial assets by sector.

	Reverse repos	Loans and advances			Securities						Netting and offset (2)
		Core	Non-Core	Total	Debt	Equity	Total	Derivatives	Other (1)	Total		Net
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	2,247	8,359	1,383	9,742	126,604	328	126,932	5,541	641	145,103	1,098	144,005
Finance - banks	39,345	43,374	619	43,993	16,940	—	16,940	—	79,269	179,547	18,693	160,854
- other (3)	58,478	46,452	3,229	49,681	60,453	5,618	66,071	497,993	7,437	679,660	508,481	171,179
Residential mortgages	—	138,509	5,102	143,611	—	—	—	48	—	143,659	—	143,659
Personal lending	—	31,067	1,556	32,623	—	—	—	52	52	32,727	7	32,720
Property	—	38,704	38,064	76,768	573	175	748	4,599	1	82,116	1,274	80,842
Construction	—	6,781	2,672	9,453	50	53	103	946	—	10,502	1,139	9,363
Manufacturing	254	23,201	4,931	28,132	664	1,938	2,602	3,786	306	35,080	2,214	32,866
Service industries and business activities
- retail, wholesale and repairs	—	21,314	2,339	23,653	645	2,652	3,297	1,134	18	28,102	1,671	26,431
- transport and storage	436	16,454	5,477	21,931	539	74	613	3,759	—	26,739	241	26,498
- health, education and recreation	—	13,273	1,419	14,692	310	21	331	885	—	15,908	973	14,935
- hotels and restaurants	—	7,143	1,161	8,304	116	5	121	671	—	9,096	184	8,912
- utilities	—	6,543	1,849	8,392	1,530	554	2,084	3,708	30	14,214	450	13,764
- other	23	24,228	3,772	28,000	1,655	3,893	5,548	6,300	595	40,466	855	39,611
Agriculture, forestry and fishing	—	3,471	129	3,600	25	11	36	121	—	3,757	148	3,609
Finance lease and instalment credit	—	8,440	6,059	14,499	145	2	147	75	—	14,721	16	14,705
Interest accruals	151	675	116	791	1,219	—	1,219	—	—	2,161	—	2,161
Total gross of provisions	100,934	437,988	79,877	517,865	211,468	15,324	226,792	529,618	88,349	1,463,558	537,444	926,114
Provisions	—	(8,414)	(11,469)	(19,883)	(2,388)	(141)	(2,529)	—	—	(22,412)	n/a	(22,412)
Group	100,934	429,574	68,408	497,982	209,080	15,183	224,263	529,618	88,349	1,441,146	537,444	903,702

Comprising:
Repurchase agreements											15,246
Derivative balances											478,848
Derivative collateral											31,368
Other											11,982
											537,444

For notes relating to this table refer to page 128.

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Balance sheet analysis: Credit concentration: Sector and geographical region continued

	Reverse repos	Loans and advances			Securities						Netting and offset (2)
		Core	Non-Core	Total	Debt	Equity	Total	Derivatives	Other (1)	Total		Net
2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	645	6,781	1,671	8,452	130,123	767	130,890	7,560	291	147,838	3,916	143,922
Finance - banks	42,571	57,033	1,003	58,036	22,474	—	22,474	—	57,014	180,095	24,673	155,422
- other (3)	51,297	46,910	7,651	54,561	54,726	19,562	74,288	399,318	12,185	591,649	378,714	212,935
Residential mortgages	—	140,359	6,142	146,501	—	—	—	6	—	146,507	19	146,488
Personal lending	—	33,581	3,891	37,472	63	—	63	15	48	37,598	11	37,587
Property	—	42,455	47,651	90,106	2,700	237	2,937	3,830	28	96,901	1,046	95,855
Construction	—	8,680	3,352	12,032	56	31	87	780	—	12,899	1,406	11,493
Manufacturing	389	25,797	6,520	32,317	784	113	897	3,229	—	36,832	2,156	34,676
Service industries and business activities
- retail, wholesale and repairs	—	21,974	3,191	25,165	520	41	561	1,124	—	26,850	2,468	24,382
- transport and storage	—	15,946	8,195	24,141	879	54	933	2,703	—	27,777	224	27,553
- health, education and recreation	—	17,456	1,865	19,321	1,495	42	1,537	1,198	—	22,056	1,047	21,009
- hotels and restaurants	—	8,189	1,492	9,681	276	123	399	525	—	10,605	253	10,352
- utilities	—	7,098	2,110	9,208	1,714	229	1,943	2,491	2	13,644	985	12,659
- other	126	24,464	5,530	29,994	1,532	1,172	2,704	4,244	386	37,454	1,378	36,076
Agriculture, forestry and fishing	—	3,758	135	3,893	28	1	29	40	—	3,962	115	3,847
Finance lease and instalment credit	—	8,321	8,529	16,850	13	2	15	14	—	16,879	134	16,745
Interest accruals	91	831	278	1,109	1,398	—	1,398	—	—	2,598	—	2,598
Total gross of provisions	95,119	469,633	109,206	578,839	218,781	28,374	241,155	427,077	69,954	1,412,144	418,545	993,599
Provisions	—	(7,866)	(10,316)	(18,182)	(1,301)	(176)	(1,477)	—	(29)	(19,688)	n/a	(19,688)
Group before RFS MI	95,119	461,767	98,890	560,657	217,480	22,198	239,678	427,077	69,925	1,392,456	418,545	973,911
RFS MI gross of provisions	—	—	—	2	—	—	—	—	—	2	—	2
Group	95,119	461,767	98,890	560,659	217,480	22,198	239,678	427,077	69,925	1,392,458	418,545	973,913

Comprising:
Repurchase agreements											10,712
Derivative balances											361,493
Derivative collateral											31,015
Other											15,325
											418,545

For notes relating to this table refer to page 128.

Business review Risk and balance sheet management continued

	Reverse repos	Loans and advances			Securities						Netting and offset (2)
		Core	Non-Core	Total	Debt	Equity	Total	Derivatives	Other (1)	Total		Net
2009	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	260	6,128	1,532	7,660	142,032	780	142,812	6,998	205	157,935	1,725	156,210
Finance - banks	34,698	47,574	1,360	48,934	24,550	—	24,550	—	52,261	160,443	2,546	157,897
- other (3)	40,188	50,673	9,713	60,386	68,824	6,627	75,451	409,452	12,110	597,587	369,797	227,790
Residential mortgages	—	127,975	12,932	140,907	—	—	—	11	—	140,918	7	140,911
Personal lending	—	35,313	6,358	41,671	1	—	1	38	40	41,750	21	41,729
Property	—	49,054	50,372	99,426	4,028	469	4,497	4,184	108	108,215	1,114	107,101
Construction	—	9,502	5,258	14,760	295	320	615	923	63	16,361	1,450	14,911
Manufacturing	182	30,272	14,402	44,674	878	1,076	1,954	5,353	116	52,279	3,184	49,095
Service industries and business activities
- retail, wholesale and repairs	—	23,385	5,082	28,467	602	283	885	996	29	30,377	2,550	27,827
- transport and storage	—	16,693	8,812	25,505	607	198	805	1,820	17	28,147	201	27,946
- health, education and recreation	22	18,797	3,743	22,540	2,055	188	2,243	1,300	—	26,105	1,057	25,048
- hotels and restaurants	—	9,699	1,710	11,409	418	595	1,013	832	90	13,344	284	13,060
- utilities	—	6,772	3,106	9,878	1,298	2,379	3,677	2,613	296	16,464	445	16,019
- other	293	25,092	11,185	36,277	2,814	3,082	5,896	3,619	362	46,447	1,274	45,173
Agriculture, forestry and fishing	—	3,726	553	4,279	44	210	254	44	9	4,586	76	4,510
Finance lease and instalment credit	—	8,147	11,956	20,103	291	15	306	16	—	20,425	39	20,386
Interest accruals	494	1,179	549	1,728	1,571	—	1,571	—	—	3,793	—	3,793
Total gross of provisions	76,137	469,981	148,623	618,604	250,308	16,222	266,530	438,199	65,706	1,465,176	385,770	1,079,406
Provisions	—	(6,921)	(8,252)	(15,173)	(1,198)	(277)	(1,475)	—	—	(16,648)	n/a	(16,648)
Group before RFS MI	76,137	463,060	140,371	603,431	249,110	15,945	265,055	438,199	65,706	1,448,528	385,770	1,062,758
RFS MI gross of provisions	—	—	—	142,688	18,144	3,586	21,730	3,255	9	167,682	55	167,627
RFS MI provision	—	—	—	(2,110)	—	(3)	(3)	—	—	(2,113)	n/a	(2,113)
Group	76,137	463,060	140,371	744,009	267,254	19,528	286,782	441,454	65,715	1,614,097	385,825	1,228,272

For notes relating to this table refer to page 128.

Key points
•
Financial assets, after taking account of netting and offset arrangements, decreased from £974 billion at 2010 to £903 billion at 2011 (£923 billion including disposal groups), principally reflecting reductions in loans and advances, including planned reductions of £29 billion in Non-Core reflecting disposal strategy as well as reductions in securities. Debt securities declined by £8 billion reflecting lower government and financial institution bond holdings. Equity shares decreased by £7 billion reflecting closure of GBM's global index and emerging markets positions in order to mitigate the potential impact of unfavourable market conditions.

•
In terms of sector concentration, 37% of net financial assets related to financial institutions, including central banks, down from 38% in 2010. However, overall balances increased, principally reflecting higher central bank deposits in the Group's liquidity portfolio.

•
Central and local government assets represented 16% of total financial assets, broadly unchanged from 2010, predominantly reflecting the Group's government bond holdings, most of which are issued by G10 governments, despite a reduction in holdings in both Group Treasury and GBM.

•	Personal sector lending (residential mortgages and other lending) remained broadly flat.

•	Commercial and other property related lending declined from £102.1 billion to £86.2 billion, including disposal groups (£4.7 billion). The decline was driven by Non-Core reductions.

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Balance sheet analysis: Credit concentration: Sector and geographical region continued

Loans and advances to banks and customers by geographical region
The table below analyses loans and advances, including reverse repos, gross of provisions by geographical region (location of office).

	2011	2010	2009
	£m	£m	£m
Loans and advances to banks (1)
- UK	55,061	70,400	59,348
- US	7,976	9,810	8,537
- Europe	8,865	10,655	5,535
- RoW	11,531	9,778	10,611
Group before RFS MI	83,433	100,643	84,031
RFS MI	—	2	7,879
	83,433	100,645	91,910

Loans and advances to customers
- UK	351,147	374,822	386,798
- US	90,329	90,752	93,209
- Europe	74,045	83,586	102,571
- RoW	19,845	24,155	28,132
Group before RFS MI	535,366	573,315	610,710
RFS MI	—	—	134,809
	535,366	573,315	745,519

Group before RFS MI	618,799	673,958	694,741
RFS MI	—	2	142,688
Group	618,799	673,960	837,429

Note:
(1)	Loans and advances to banks includes £95 million of accrued interest (2010 - £36 million; 2009 - £339 million).

Key points
•	Gross loans and advances declined by £55.2 billion during 2011 of which £19.4 billion related to the transfer to disposal groups.

•	Customer lending declined £37.9 billion, principally reflecting the transfer to disposal groups and the Non-Core disposal strategy
- UK down £23.7 billion
- US down £0.4 billion
- Europe down £9.5 billion
- Rest of the World down £4.3 billion

Business review Risk and balance sheet management continued

The tables on pages 123 to 128 analyse financial assets by geographical region (location of office) and sector.

	Reverse repos	Loans and advances			Securities						Netting and offset (2)
		Core	Non-Core	Total	Debt	Equity	Total	Derivatives	Other (1)	Total		Net
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK
Central and local government	2,130	8,012	25	8,037	78,892	8	78,900	5,282	548	94,897	1,098	93,799
Finance - banks	25,204	29,575	207	29,782	1,950	—	1,950	—	40,365	97,301	18,653	78,648
- other (3)	39,154	30,874	2,361	33,235	25,779	4,462	30,241	301,125	3,259	407,014	312,007	95,007
Residential mortgages	—	99,303	1,423	100,726	—	—	—	48	—	100,774	—	100,774
Personal lending	—	20,080	127	20,207	—	—	—	51	24	20,282	7	20,275
Property	—	31,141	24,610	55,751	278	137	415	4,332	—	60,498	1,265	59,233
Construction	—	5,291	1,882	7,173	20	26	46	895	—	8,114	1,115	6,999
Manufacturing	254	9,641	835	10,476	499	1,908	2,407	2,259	—	15,396	2,205	13,191
Service industries and business activities
- retail, wholesale and repairs	—	11,071	1,441	12,512	574	2,616	3,190	952	18	16,672	1,647	15,025
- transport and storage	436	8,589	3,439	12,028	145	67	212	2,217	—	14,893	200	14,693
- health, education and recreation	—	8,734	757	9,491	72	8	80	756	—	10,327	965	9,362
- hotels and restaurants	—	5,599	569	6,168	23	—	23	664	—	6,855	178	6,677
- utilities	—	2,462	922	3,384	1,150	513	1,663	3,207	30	8,284	450	7,834
- other	—	13,963	1,644	15,607	1,017	3,459	4,476	3,988	593	24,664	830	23,834
Agriculture, forestry and fishing	—	2,660	76	2,736	18	10	28	111	—	2,875	117	2,758
Finance lease and instalment credit	—	5,618	5,598	11,216	1	2	3	73	—	11,292	16	11,276
Interest accruals	126	375	—	375	474	—	474	—	—	975	—	975
Group	67,304	292,988	45,916	338,904	110,892	13,216	124,108	325,960	44,837	901,113	340,753	560,360

US
Central and local government	—	177	14	191	22,936	317	23,253	9	1	23,454	—	23,454
Finance - banks	7,289	671	15	686	1,245	—	1,245	—	29,426	38,646	15	38,631
- other (3)	17,368	8,993	341	9,334	29,885	681	30,566	165,879	3,496	226,643	168,601	58,042
Residential mortgages	—	20,311	2,926	23,237	—	—	—	—	—	23,237	—	23,237
Personal lending	—	7,505	936	8,441	—	—	—	—	—	8,441	—	8,441
Property	—	2,413	1,370	3,783	26	23	49	38	—	3,870	—	3,870
Construction	—	412	45	457	21	3	24	11	—	492	—	492
Manufacturing	—	6,782	42	6,824	101	12	113	452	—	7,389	—	7,389
Service industries and business activities
- retail, wholesale and repairs	—	4,975	98	5,073	52	—	52	63	—	5,188	—	5,188
- transport and storage	—	1,832	937	2,769	26	1	27	1,084	—	3,880	—	3,880
- health, education and recreation	—	2,946	88	3,034	74	4	78	93	—	3,205	—	3,205
- hotels and restaurants	—	627	57	684	93	3	96	1	—	781	—	781
- utilities	—	1,033	28	1,061	243	16	259	322	—	1,642	—	1,642
- other	23	4,927	394	5,321	429	105	534	1,421	—	7,299	—	7,299
Agriculture, forestry and fishing	—	27	—	27	7	—	7	6	—	40	—	40
Finance lease and instalment credit	—	2,471	—	2,471	17	—	17	—	—	2,488	—	2,488
Interest accruals	6	181	45	226	259	—	259	—	—	491	—	491
Group	24,686	66,283	7,336	73,619	55,414	1,165	56,579	169,379	32,923	357,186	168,616	188,570

For notes relating to this table refer to page 128.

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Balance sheet analysis: Credit concentration: Sector and geographical region continued

	Reverse repos	Loans and advances			Securities						Netting and offset (2)
		Core	Non-Core	Total	Debt	Equity	Total	Derivatives	Other (1)	Total		Net
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Europe
Central and local government	—	116	715	831	13,362	3	13,365	60	—	14,256	—	14,256
Finance - banks	247	8,361	250	8,611	10,859	—	10,859	—	6,701	26,418	—	26,418
- other (3)	—	2,534	474	3,008	4,521	240	4,761	289	90	8,148	1	8,147
Residential mortgages	—	18,393	553	18,946	—	—	—	—	—	18,946	—	18,946
Personal lending	—	1,972	492	2,464	—	—	—	—	28	2,492	—	2,492
Property	—	4,846	11,538	16,384	—	—	—	168	—	16,552	9	16,543
Construction	—	1,019	735	1,754	—	22	22	18	—	1,794	24	1,770
Manufacturing	—	4,383	3,732	8,115	57	5	62	23	—	8,200	9	8,191
Service industries and business activities
- retail, wholesale and repairs	—	3,992	772	4,764	16	2	18	23	—	4,805	24	4,781
- transport and storage	—	5,667	862	6,529	143	—	143	15	—	6,687	6	6,681
- health, education and recreation	—	1,235	349	1,584	164	5	169	2	—	1,755	8	1,747
- hotels and restaurants	—	892	535	1,427	—	—	—	6	—	1,433	6	1,427
- utilities	—	1,569	530	2,099	124	3	127	85	—	2,311	—	2,311
- other	—	2,966	1,555	4,521	131	70	201	34	—	4,756	25	4,731
Agriculture, forestry and fishing	—	699	53	752	—	1	1	1	—	754	31	723
Finance lease and instalment credit	—	260	435	695	—	—	—	—	—	695	—	695
Interest accruals	7	101	71	172	437	—	437	—	—	616	—	616
Group	254	59,005	23,651	82,656	29,814	351	30,165	724	6,819	120,618	143	120,475

RoW
Central and local government	117	54	629	683	11,414	—	11,414	190	92	12,496	—	12,496
Finance - banks	6,605	4,767	147	4,914	2,886	—	2,886	—	2,777	17,182	25	17,157
- other (3)	1,956	4,051	53	4,104	268	235	503	30,700	592	37,855	27,872	9,983
Residential mortgages	—	502	200	702	—	—	—	—	—	702	—	702
Personal lending	—	1,510	1	1,511	—	—	—	1	—	1,512	—	1,512
Property	—	304	546	850	269	15	284	61	1	1,196	—	1,196
Construction	—	59	10	69	9	2	11	22	—	102	—	102
Manufacturing	—	2,395	322	2,717	7	13	20	1,052	306	4,095	—	4,095
Service industries and business activities
- retail, wholesale and repairs	—	1,276	28	1,304	3	34	37	96	—	1,437	—	1,437
- transport and storage	—	366	239	605	225	6	231	443	—	1,279	35	1,244
- health, education and recreation	—	358	225	583	—	4	4	34	—	621	—	621
- hotels and restaurants	—	25	—	25	—	2	2	—	—	27	—	27
- utilities	—	1,479	369	1,848	13	22	35	94	—	1,977	—	1,977
- other	—	2,372	179	2,551	78	259	337	857	2	3,747	—	3,747
Agriculture, forestry and fishing	—	85	—	85	—	—	—	3	—	88	—	88
Finance lease and instalment credit	—	91	26	117	127	—	127	2	—	246	—	246
Interest accruals	12	18	—	18	49	—	49	—	—	79	—	79
Group	8,690	19,712	2,974	22,686	15,348	592	15,940	33,555	3,770	84,641	27,932	56,709

For notes relating to this table refer to page 128.

Business review Risk and balance sheet management continued

	Reverse repos	Loans and advances			Securities						Netting and offset (2)
		Core	Non-Core	Total	Debt	Equity	Total	Derivatives	Other (1)	Total		Net
2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK
Central and local government	611	5,728	173	5,901	72,427	1	72,428	7,300	173	86,413	3,916	82,497
Finance - banks	28,370	41,541	481	42,022	5,381	—	5,381	—	28,097	103,870	24,489	79,381
- other (3)	33,186	27,995	6,023	34,018	27,737	18,645	46,382	249,324	5,390	368,300	232,460	135,840
Residential mortgages	—	99,928	1,665	101,593	—	—	—	6	—	101,599	14	101,585
Personal lending	—	23,035	585	23,620	1	—	1	9	23	23,653	11	23,642
Property	—	34,970	30,492	65,462	2,302	175	2,477	3,739	28	71,706	1,041	70,665
Construction	—	7,041	2,310	9,351	39	—	39	741	—	10,131	1,392	8,739
Manufacturing	389	12,300	1,510	13,810	354	—	354	2,159	—	16,712	2,150	14,562
Service industries and business activities
- retail, wholesale and repairs	—	12,554	1,853	14,407	343	11	354	874	—	15,635	2,452	13,183
- transport and storage	—	8,105	5,015	13,120	241	3	244	1,573	—	14,937	219	14,718
- health, education and recreation	—	13,502	1,039	14,541	160	22	182	877	—	15,600	1,047	14,553
- hotels and restaurants	—	6,558	808	7,366	172	—	172	518	—	8,056	249	7,807
- utilities	—	3,101	1,035	4,136	1,040	5	1,045	2,112	2	7,295	985	6,310
- other	1	14,445	1,991	16,436	549	447	996	1,986	335	19,754	1,354	18,400
Agriculture, forestry and fishing	—	2,872	67	2,939	—	—	—	35	—	2,974	94	2,880
Finance lease and instalment credit	—	5,589	7,785	13,374	13	2	15	14	—	13,403	134	13,269
Interest accruals	56	415	98	513	501	—	501	—	—	1,070	—	1,070
Group	62,613	319,679	62,930	382,609	111,260	19,311	130,571	271,267	34,048	881,108	272,007	609,101

US
Central and local government	—	263	53	316	24,975	766	25,741	5	112	26,174	—	26,174
Finance - banks	8,978	820	12	832	1,951	—	1,951	—	19,455	31,216	184	31,032
- other (3)	16,023	9,522	587	10,109	21,958	126	22,084	121,717	4,950	174,883	123,678	51,205
Residential mortgages	—	20,548	3,653	24,201	—	—	—	—	—	24,201	—	24,201
Personal lending	—	6,816	2,704	9,520	—	—	—	—	—	9,520	—	9,520
Property	—	1,611	3,318	4,929	95	4	99	23	—	5,051	—	5,051
Construction	—	442	78	520	5	—	5	16	—	541	—	541
Manufacturing	—	5,459	143	5,602	412	22	434	583	—	6,619	—	6,619
Service industries and business activities
- retail, wholesale and repairs	—	4,264	237	4,501	132	—	132	68	—	4,701	—	4,701
- transport and storage	—	1,786	1,408	3,194	99	2	101	929	—	4,224	—	4,224
- health, education and recreation	—	2,380	313	2,693	1,308	3	1,311	292	—	4,296	—	4,296
- hotels and restaurants	—	486	136	622	104	—	104	3	—	729	—	729
- utilities	—	1,117	53	1,170	567	2	569	272	—	2,011	—	2,011
- other	124	4,042	577	4,619	789	279	1,068	1,200	42	7,053	—	7,053
Agriculture, forestry and fishing	—	31	—	31	28	—	28	3	—	62	—	62
Finance lease and instalment credit	—	2,315	—	2,315	—	—	—	—	—	2,315	—	2,315
Interest accruals	7	183	73	256	240	—	240	—	—	503	—	503
Group	25,132	62,085	13,345	75,430	52,663	1,204	53,867	125,111	24,559	304,099	123,862	180,237

For notes relating to this table refer to page 128.

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Balance sheet analysis: Credit concentration: Sector and geographical region continued

	Reverse repos	Loans and advances			Securities						Netting and offset (2)
		Core	Non-Core	Total	Debt	Equity	Total	Derivatives	Other (1)	Total		Net
2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Europe
Central and local government	—	365	1,017	1,382	18,648	—	18,648	66	—	20,096	—	20,096
Finance - banks	94	10,219	313	10,532	11,843	—	11,843	—	7,936	30,405	—	30,405
- other (3)	—	2,642	1,019	3,661	4,886	347	5,233	746	53	9,693	1	9,692
Residential mortgages	—	19,473	621	20,094	—	—	—	—	—	20,094	5	20,089
Personal lending	—	2,270	600	2,870	62	—	62	—	25	2,957	—	2,957
Property	—	5,139	12,636	17,775	—	43	43	—	—	17,818	5	17,813
Construction	—	1,014	873	1,887	—	27	27	1	—	1,915	14	1,901
Manufacturing	—	5,853	4,181	10,034	18	87	105	39	—	10,178	6	10,172
Service industries and business activities
- retail, wholesale and repairs	—	4,126	999	5,125	32	2	34	33	—	5,192	15	5,177
- transport and storage	—	5,625	1,369	6,994	141	22	163	2	—	7,159	5	7,154
- health, education and recreation	—	1,442	496	1,938	27	9	36	—	—	1,974	—	1,974
- hotels and restaurants	—	1,055	535	1,590	—	120	120	—	—	1,710	4	1,706
- utilities	—	1,412	623	2,035	74	188	262	10	—	2,307	—	2,307
- other	—	3,877	2,050	5,927	109	176	285	54	1	6,267	23	6,244
Agriculture, forestry and fishing	—	849	68	917	—	1	1	—	—	918	21	897
Finance lease and instalment credit	—	370	744	1,114	—	—	—	—	—	1,114	—	1,114
Interest accruals	28	143	101	244	575	—	575	—	—	847	—	847
Group before RFS MI	122	65,874	28,245	94,119	36,415	1,022	37,437	951	8,015	140,644	99	140,545
RFS MI	—	—	—	2	—	—	—	—	—	2	—	2
Group	122	65,874	28,245	94,121	36,415	1,022	37,437	951	8,015	140,646	99	140,547

RoW
Central and local government	34	425	428	853	14,073	—	14,073	189	6	15,155	—	15,155
Finance - banks	5,129	4,453	197	4,650	3,299	—	3,299	—	1,526	14,604	—	14,604
- other (3)	2,088	6,751	22	6,773	145	444	589	27,531	1,792	38,773	22,575	16,198
Residential mortgages	—	410	203	613	—	—	—	—	—	613	—	613
Personal lending	—	1,460	2	1,462	—	—	—	6	—	1,468	—	1,468
Property	—	735	1,205	1,940	303	15	318	68	—	2,326	—	2,326
Construction	—	183	91	274	12	4	16	22	—	312	—	312
Manufacturing	—	2,185	686	2,871	—	4	4	448	—	3,323	—	3,323
Service industries and business activities
- retail, wholesale and repairs	—	1,030	102	1,132	13	28	41	149	—	1,322	1	1,321
- transport and storage	—	430	403	833	398	27	425	199	—	1,457	—	1,457
- health, education and recreation	—	132	17	149	—	8	8	29	—	186	—	186
- hotels and restaurants	—	90	13	103	—	3	3	4	—	110	—	110
- utilities	—	1,468	399	1,867	33	34	67	97	—	2,031	—	2,031
- other	1	2,100	912	3,012	85	270	355	1,004	8	4,380	1	4,379
Agriculture, forestry and fishing	—	6	—	6	—	—	—	2	—	8	—	8
Finance lease and instalment credit	—	47	—	47	—	—	—	—	—	47	—	47
Interest accruals	—	90	6	96	82	—	82	—	—	178	—	178
Group	7,252	21,995	4,686	26,681	18,443	837	19,280	29,748	3,332	86,293	22,577	63,716
For notes relating to this table refer to page 128.

Business review Risk and balance sheet management continued

	Reverse repos	Loans and advances			Securities						Netting and offset (2)
		Core	Non-Core	Total	Debt	Equity	Total	Derivatives	Other (1)	Total		Net
2009	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK
Central and local government	129	4,353	276	4,629	79,662	1	79,663	6,752	4	91,177	1,725	89,452
Finance - banks	21,955	36,741	424	37,165	2,355	—	2,355	—	20,693	82,168	2,483	79,685
- other (3)	29,240	29,278	6,004	35,282	38,135	5,676	43,811	257,109	5,492	370,934	236,443	134,491
Residential mortgages	—	90,688	1,896	92,584	—	—	—	11	—	92,595	7	92,588
Personal lending	—	24,613	1,137	25,750	1	—	1	9	22	25,782	21	25,761
Property	—	36,407	35,387	71,794	3,303	458	3,761	4,086	104	79,745	1,114	78,631
Construction	—	6,964	3,640	10,604	48	306	354	849	62	11,869	1,450	10,419
Manufacturing	182	14,462	3,255	17,717	640	1,003	1,643	4,222	102	23,866	3,184	20,682
Service industries and business activities
- retail, wholesale and repairs	—	13,412	2,672	16,084	445	263	708	819	29	17,640	2,549	15,091
- transport and storage	—	10,066	5,319	15,385	369	163	532	988	15	16,920	201	16,719
- health, education and recreation	22	15,551	1,225	16,776	303	164	467	1,005	—	18,270	1,057	17,213
- hotels and restaurants	—	7,575	1,033	8,608	320	573	893	824	86	10,411	284	10,127
- utilities	—	2,626	1,652	4,278	1,142	2,308	3,450	2,321	259	10,308	445	9,863
- other	—	13,516	3,964	17,480	1,608	2,621	4,229	1,892	353	23,954	1,274	22,680
Agriculture, forestry and fishing	—	2,946	138	3,084	43	209	252	39	9	3,384	76	3,308
Finance lease and instalment credit	—	5,343	10,843	16,186	291	3	294	16	—	16,496	39	16,457
Interest accruals	321	713	178	891	457	—	457	—	—	1,669	—	1,669
Group before RFS MI	51,849	315,254	79,043	394,297	129,122	13,748	142,870	280,942	27,230	897,188	252,352	644,836
RFS MI	—	—	—	444	49	1	50	494	—	988	—	988
Group	51,849	315,254	79,043	394,741	129,171	13,749	142,920	281,436	27,230	898,176	252,352	645,824

US
Central and local government	—	196	64	260	23,841	779	24,620	9	141	25,030	—	25,030
Finance - banks	7,466	982	76	1,058	1,473	—	1,473	—	7,533	17,530	63	17,467
- other (3)	9,912	9,524	1,771	11,295	25,592	85	25,677	125,599	5,779	178,262	113,607	64,655
Residential mortgages	—	21,842	4,317	26,159	—	—	—	—	—	26,159	—	26,159
Personal lending	—	7,373	3,599	10,972	—	—	—	—	—	10,972	—	10,972
Property	—	1,498	3,788	5,286	56	—	56	30	—	5,372	—	5,372
Construction	—	490	132	622	71	1	72	50	—	744	—	744
Manufacturing	—	5,895	1,200	7,095	218	25	243	580	—	7,918	—	7,918
Service industries and business activities
- retail, wholesale and repairs	—	3,897	422	4,319	142	—	142	108	—	4,569	—	4,569
- transport and storage	—	1,679	1,525	3,204	108	1	109	738	—	4,051	—	4,051
- health, education and recreation	—	1,595	1,356	2,951	1,698	—	1,698	272	—	4,921	—	4,921
- hotels and restaurants	—	772	88	860	98	—	98	7	—	965	—	965
- utilities	—	1,178	46	1,224	113	—	113	204	—	1,541	—	1,541
- other	280	4,957	1,068	6,025	944	216	1,160	1,157	—	8,622	—	8,622
Agriculture, forestry and fishing	—	27	—	27	1	—	1	2	—	30	—	30
Finance lease and instalment credit	—	2,417	—	2,417	—	—	—	—	—	2,417	—	2,417
Interest accruals	16	204	94	298	334	—	334	—	—	648	—	648
Group before RFS MI	17,674	64,526	19,546	84,072	54,689	1,107	55,796	128,756	13,453	299,751	113,670	186,081
RFS MI	—	—	—	360	—	—	—	—	—	360	—	360
Group	17,674	64,526	19,546	84,432	54,689	1,107	55,796	128,756	13,453	300,111	113,670	186,441

For notes relating to this table refer to page 128.

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Balance sheet analysis: Credit concentration: Sector and geographical region continued

	Reverse repos	Loans and advances			Securities						Netting and offset (2)
		Core	Non-Core	Total	Debt	Equity	Total	Derivatives	Other (1)	Total		Net
2009	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Europe
Central and local government	—	334	1,164	1,498	25,328	—	25,328	68	24	26,918	—	26,918
Finance - banks	—	4,905	529	5,434	17,390	—	17,390	—	22,792	45,616	—	45,616
- other (3)	189	4,095	905	5,000	5,097	426	5,523	1,699	43	12,454	—	12,454
Residential mortgages	—	15,055	6,718	21,773	—	—	—	—	—	21,773	—	21,773
Personal lending	—	1,877	1,009	2,886	—	—	—	—	17	2,903	—	2,903
Property	—	10,812	9,417	20,229	—	1	1	17	4	20,251	—	20,251
Construction	—	1,946	1,167	3,113	—	1	1	1	1	3,116	—	3,116
Manufacturing	—	7,311	8,609	15,920	19	23	42	123	—	16,085	—	16,085
Service industries and business activities
- retail, wholesale and repairs	—	5,464	1,661	7,125	15	1	16	7	—	7,148	—	7,148
- transport and storage	—	4,385	1,463	5,848	15	4	19	—	2	5,869	—	5,869
- health, education and recreation	—	1,419	1,121	2,540	54	9	63	—	—	2,603	—	2,603
- hotels and restaurants	—	1,221	568	1,789	—	19	19	—	4	1,812	—	1,812
- utilities	—	1,816	786	2,602	4	30	34	6	37	2,679	—	2,679
- other	12	4,783	4,284	9,067	156	24	180	75	8	9,342	—	9,342
Agriculture, forestry and fishing	—	737	356	1,093	—	1	1	—	—	1,094	—	1,094
Finance lease and instalment credit	—	379	1,094	1,473	—	12	12	—	—	1,485	—	1,485
Interest accruals	102	168	245	413	706	—	706	—	—	1,221	—	1,221
Group before RFS MI	303	66,707	41,096	107,803	48,784	551	49,335	1,996	22,932	182,369	—	182,369
RFS MI	—	—	—	140,098	21,681	3,232	24,913	165,020	—	330,031	—	330,031
Group	303	66,707	41,096	247,901	70,465	3,783	74,248	167,016	22,932	512,400	—	512,400

RoW
Central and local government	131	1,245	28	1,273	13,201	—	13,201	169	36	14,810	—	14,810
Finance - banks	5,277	4,946	331	5,277	3,332	—	3,332	—	1,243	15,129	—	15,129
- other (3)	847	7,776	1,033	8,809	—	440	440	25,045	796	35,937	19,747	16,190
Residential mortgages	—	390	1	391	—	—	—	—	—	391	—	391
Personal lending	—	1,450	613	2,063	—	—	—	29	1	2,093	—	2,093
Property	—	337	1,780	2,117	669	10	679	51	—	2,847	—	2,847
Construction	—	102	319	421	176	12	188	23	—	632	—	632
Manufacturing	—	2,604	1,338	3,942	1	25	26	428	14	4,410	—	4,410
Service industries and business activities
- retail, wholesale and repairs	—	612	327	939	—	19	19	62	—	1,020	1	1,019
- transport and storage	—	563	505	1,068	115	30	145	94	—	1,307	—	1,307
- health, education and recreation	—	232	41	273	—	15	15	23	—	311	—	311
- hotels and restaurants	—	131	21	152	—	3	3	1	—	156	—	156
- utilities	—	1,152	622	1,774	39	41	80	82	—	1,936	—	1,936
- other	1	1,836	1,869	3,705	106	221	327	495	1	4,529	—	4,529
Agriculture, forestry and fishing	—	16	59	75	—	—	—	3	—	78	—	78
Finance lease and instalment credit	—	8	19	27	—	—	—	—	—	27	—	27
Interest accruals	55	94	32	126	74	—	74	—	—	255	—	255
Group before RFS MI	6,311	23,494	8,938	32,432	17,713	816	18,529	26,505	2,091	85,868	19,748	66,120
RFS MI	—	—	—	1,786	—	22	22	1,808	—	3,616	—	3,616
Group	6,311	23,494	8,938	34,218	17,713	838	18,551	28,313	2,091	89,484	19,748	69,736

Notes:
(1)
Includes cash and balances at central banks of £79,269 million (2010 - £57,014 million; 2009 - £52,261 million) and settlement balances of £7,771 million (2010 - £11,605 million; 2009 - £12,033 million).

(2)
This shows the amount by which the Group’s credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Group a legal right to set off the financial asset against a financial liability due to the same counterparty. In addition, the Group holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

(3)	Loans made by the Group's consolidated conduits to asset owning companies are included within Finance.

Business review Risk and balance sheet management continued

Cross border exposures

Cross border exposures are loans and advances including finance leases and instalment credit receivables and other monetary assets, such as debt securities, including non-local currency claims of overseas offices on local residents.

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

2011	Government £m	Banks £m	Other £m	Total £m	Short positions £m	Net of short positions £m
United States	20,932	7,300	38,721	66,953	13,329	53,624
Germany	34,615	5,952	9,787	50,354	2,946	47,408
France	11,633	14,800	8,189	34,622	5,903	28,719
Japan	8,350	7,505	3,375	19,230	3,141	16,089
Netherlands	4,466	2,210	10,711	17,387	982	16,405
Spain	340	3,656	10,282	14,278	973	13,305
Italy	5,190	548	1,489	7,227	4,826	2,401
Republic of Ireland	665	3,287	2,759	6,711	68	6,643
Switzerland	1,335	3,282	1,492	6,109	25	6,084
China	1,589	2,669	1,849	6,107	—	6,107
Cayman Islands	—	15	4,194	4,209	2	4,207
Belgium	1,662	1,285	1,222	4,169	726	3,443

2010
United States	21,201	14,382	36,813	72,396	14,240	58,156
Germany	22,962	6,276	10,467	39,705	4,685	35,020
France	17,293	16,007	6,756	40,056	4,285	35,771
Japan	7,983	6,962	7,542	22,487	409	22,078
Netherlands	2,900	3,055	10,824	16,779	951	15,828
Spain	1,401	4,248	11,589	17,238	1,357	15,881
Italy	6,409	1,083	2,188	9,680	3,183	6,497
Republic of Ireland	199	3,789	3,101	7,089	131	6,958
Switzerland	4	1,714	2,944	4,662	12	4,650
China	553	1,775	1,561	3,889	5	3,884
Cayman Islands	2	94	7,330	7,426	44	7,382
Belgium	1,461	752	2,806	5,019	606	4,413

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Balance sheet analysis continued

Asset quality
The asset quality analysis presented below is based on the Group’s internal asset quality ratings which have ranges for the probability of default as set out below. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades across the Group map to both a Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios. Debt securities are analysed by external ratings and are therefore excluded from the table below and are set out on pages 133 and 134.

Asset quality band	Probability of default range
AQ1	0% - 0.034%
AQ2	0.034% - 0.048%
AQ3	0.048% - 0.095%
AQ4	0.095% - 0.381%
AQ5	0.381% - 1.076%
AQ6	1.076% - 2.153%
AQ7	2.153% - 6.089%
AQ8	6.089% - 17.222%
AQ9	17.222% - 100%
AQ10	100%

	Cash and balances at central banks	Loans and advances to banks (1)	Loans and advances to customers	Settlement balances	Derivatives	Other financial instruments	Commitments	Contingent liabilities	Total
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m
Total
AQ1	78,592	74,192	113,437	4,582	481,622	556	75,356	14,076	842,413
AQ2	342	1,881	15,622	93	8,177	—	24,269	3,154	53,538
AQ3	196	1,981	32,830	546	10,819	—	23,471	4,427	74,270
AQ4	19	1,612	103,617	760	14,421	—	40,071	5,847	166,347
AQ5	90	1,261	112,537	79	6,516	45	34,593	4,301	159,422
AQ6	9	188	47,892	46	2,221	—	17,153	1,662	69,171
AQ7	8	432	31,379	13	2,393	—	19,163	1,037	54,425
AQ8	7	30	11,871	19	1,252	—	4,159	276	17,614
AQ9	5	83	16,006	4	1,150	320	2,286	943	20,797
AQ10	1	164	570	6	1,047	—	2,354	221	4,363
Past due	—	2	10,995	1,623	—	—	—	—	12,620
Impaired	—	137	38,610	—	—	414	—	—	39,161
Impairment provision	—	(123)	(19,760)	—	—	(26)	—	—	(19,909)
Group	79,269	81,840	515,606	7,771	529,618	1,309	242,875	35,944	1,494,232

2010
AQ1	56,655	91,952	126,444	6,815	408,489	658	78,728	9,745	779,486
AQ2	14	598	13,282	1,271	2,659	3	26,128	1,980	45,935
AQ3	48	2,197	25,981	156	3,317	—	25,731	4,337	61,767
AQ4	188	639	95,777	571	3,391	6	41,027	6,522	148,121
AQ5	99	2,322	114,796	64	4,860	144	38,612	5,169	166,066
AQ6	3	159	65,497	34	1,070	—	25,991	2,230	94,984
AQ7	2	178	46,072	1	857	69	18,752	2,456	68,387
AQ8	—	15	16,573	14	403	—	9,289	9,545	35,839
AQ9	—	115	14,263	2	450	80	3,889	932	19,731
AQ10	5	355	5,644	2	1,581	—	2,829	407	10,823
Accruing past due	—	10	13,430	2,675	—	—	—	—	16,115
Impaired	—	145	35,556	—	—	375	—	—	36,076
Impairment provision	—	(127)	(18,055)	—	—	(29)	—	—	(18,211)
Group before RFS MI	57,014	98,558	555,260	11,605	427,077	1,306	270,976	43,323	1,465,119
RFS MI	—	2	—	—	—	—	—	32	34
Group	57,014	98,560	555,260	11,605	427,077	1,306	270,976	43,355	1,465,153

For the note relating to this table refer to page 132.

Business review Risk and balance sheet management continued

	Cash and balances at central banks	Loans and advances to banks (1)	Loans and advances to customers	Settlement balances	Derivatives	Other financial instruments	Commitments	Contingent liabilities	Total
2009	£m	£m	£m	£m	£m	£m	£m	£m	£m
AQ1	51,521	72,384	106,062	6,582	389,019	754	62,085	9,446	697,853
AQ2	—	1,725	10,780	306	11,550	9	27,598	4,526	56,494
AQ3	1	2,175	29,958	199	10,791	—	28,364	6,088	77,576
AQ4	23	1,357	102,922	605	8,296	—	52,496	14,948	180,647
AQ5	2	2,497	124,724	149	8,270	37	43,239	7,387	186,305
AQ6	1	424	94,513	40	2,548	—	30,847	2,448	130,821
AQ7	—	110	46,928	33	2,181	98	26,724	2,352	78,426
AQ8	—	137	23,593	—	1,448	—	12,507	1,008	38,693
AQ9	—	184	16,025	—	2,030	—	5,141	1,279	24,659
AQ10	—	277	9,142	3	2,026	—	3,618	507	15,573
Accruing past due	—	36	14,475	3,910	40	—	—	—	18,461
Impaired	—	206	31,588	197	—	—	—	—	31,991
Impairment provision	—	(157)	(15,016)	—	—	—	—	—	(15,173)
Group before RFS MI	51,548	81,355	595,694	12,024	438,199	898	292,619	49,989	1,522,326
RFS MI	713	7,865	132,699	9	3,255	—	5,022	4,031	153,594
Group	52,261	89,220	728,393	12,033	441,454	898	297,641	54,020	1,675,920

2011
Core
AQ1	78,534	73,689	94,704	4,566	477,746	468	69,220	13,247	812,174
AQ2	342	1,877	13,970	91	7,500	—	23,404	3,122	50,306
AQ3	56	1,967	30,082	546	10,360	—	22,319	4,354	69,684
AQ4	18	1,557	97,001	759	13,475	—	38,808	5,655	157,273
AQ5	90	1,256	105,392	79	5,087	45	33,226	4,092	149,267
AQ6	9	140	41,476	46	1,987	—	16,118	1,634	61,410
AQ7	8	432	27,114	13	796	—	17,514	949	46,826
AQ8	7	20	9,857	19	666	—	4,068	236	14,873
AQ9	5	83	11,515	4	592	272	1,769	898	15,138
AQ10	1	164	264	6	339	—	1,274	180	2,228
Past due	—	2	9,451	1,623	—	—	—	—	11,076
Impaired	—	136	15,170	—	—	413	—	—	15,719
Impairment provision	—	(122)	(8,292)	—	—	(25)	—	—	(8,439)
Group	79,070	81,201	447,704	7,752	518,548	1,173	227,720	34,367	1,397,535

2010
AQ1	56,637	91,298	103,645	6,814	396,419	366	71,091	9,651	735,921
AQ2	14	550	10,534	1,271	2,243	3	24,923	1,728	41,266
AQ3	48	2,165	22,851	155	3,132	—	23,546	4,268	56,165
AQ4	10	539	85,779	571	3,017	6	36,909	5,070	131,901
AQ5	99	2,247	100,051	64	3,988	15	35,302	4,924	146,690
AQ6	3	138	53,498	34	805	—	24,050	2,140	80,668
AQ7	2	154	38,438	1	595	69	17,605	2,309	59,173
AQ8	—	15	13,290	14	257	—	8,617	9,434	31,627
AQ9	—	107	9,898	2	237	50	3,442	886	14,622
AQ10	5	300	2,777	2	368	—	1,500	250	5,202
Past due	—	3	10,744	2,629	—	—	—	—	13,376
Impaired	—	144	13,367	—	—	375	—	—	13,886
Impairment provision	—	(126)	(7,740)	—	—	(29)	—	—	(7,895)
Group	56,818	97,534	457,132	11,557	411,061	855	246,985	40,660	1,322,602

For the note relating to this table refer to page 132.

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Balance sheet analysis: Asset quality continued

	Cash and balances at central banks	Loans and advances to banks (1)	Loans and advances to customers	Settlement balances	Derivatives	Other financial instruments	Commitments	Contingent liabilities	Total
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m
Non-Core
AQ1	58	503	18,733	16	3,876	88	6,136	829	30,239
AQ2	—	4	1,652	2	677	—	865	32	3,232
AQ3	140	14	2,748	—	459	—	1,152	73	4,586
AQ4	1	55	6,616	1	946	—	1,263	192	9,074
AQ5	—	5	7,145	—	1,429	—	1,367	209	10,155
AQ6	—	48	6,416	—	234	—	1,035	28	7,761
AQ7	—	—	4,265	—	1,597	—	1,649	88	7,599
AQ8	—	10	2,014	—	586	—	91	40	2,741
AQ9	—	—	4,491	—	558	48	517	45	5,659
AQ10	—	—	306	—	708	—	1,080	41	2,135
Accruing past due	—	—	1,544	—	—	—	—	—	1,544
Impaired	—	1	23,440	—	—	1	—	—	23,442
Impairment provision	—	(1)	(11,468)	—	—	(1)	—	—	(11,470)
Group	199	639	67,902	19	11,070	136	15,155	1,577	96,697

2010
AQ1	18	654	22,799	1	12,070	292	7,637	94	43,565
AQ2	—	48	2,748	—	416	—	1,205	252	4,669
AQ3	—	32	3,130	1	185	—	2,185	69	5,602
AQ4	178	100	9,998	—	374	—	4,118	1,452	16,220
AQ5	—	75	14,745	—	872	129	3,310	245	19,376
AQ6	—	21	11,999	—	265	—	1,941	90	14,316
AQ7	—	24	7,634	—	262	—	1,147	147	9,214
AQ8	—	—	3,283	—	146	—	672	111	4,212
AQ9	—	8	4,365	—	213	30	447	46	5,109
AQ10	—	55	2,867	—	1,213	—	1,329	157	5,621
Accruing past due	—	7	2,686	46	—	—	—	—	2,739
Impaired	—	1	22,189	—	—	—	—	—	22,190
Impairment provision	—	(1)	(10,315)	—	—	—	—	—	(10,316)
Group before RFS MI	196	1,024	98,128	48	16,016	451	23,991	2,663	142,517

Note:
(1)	Excluding items in the course of collection from other banks of £1,470 million (2010 - £1,958 million; 2009 - £2,533 million).

Business review Risk and balance sheet management continued

Debt securities
The table below analyses debt securities by issuer and external ratings. Ratings are based on the lower of S&P, Moody’s and Fitch.

	Central and local government			Banks £m	Other financial institutions £m	Corporate £m	Total £m	Total %	Of which ABS (1) £m
2011	UK £m	US £m	Other £m
Total
AAA	22,451	45	32,522	5,155	15,908	452	76,533	37	17,156
AA to AA+	—	40,435	2,000	2,497	30,403	639	75,974	36	33,615
A to AA-	—	1	24,966	6,387	4,979	1,746	38,079	18	6,331
BBB- to A-	—	—	2,194	2,287	2,916	1,446	8,843	4	4,480
Non-investment grade	—	—	924	575	5,042	1,275	7,816	4	4,492
Unrated	—	3	2	39	1,380	411	1,835	1	1,235
	22,451	40,484	62,608	16,940	60,628	5,969	209,080	100	67,309

Core
AAA	22,112	45	32,489	4,601	13,245	448	72,940	37	14,534
AA to AA+	—	40,435	1,995	2,434	28,125	565	73,554	38	31,323
A to AA-	—	1	24,964	6,302	3,348	1,614	36,229	18	4,731
BBB- to A-	—	—	2,194	2,272	1,727	1,232	7,425	4	3,188
Non-investment grade	—	—	723	559	2,542	1,048	4,872	2	2,552
Unrated	—	3	1	25	821	260	1,110	1	785
	22,112	40,484	62,366	16,193	49,808	5,167	196,130	100	57,113

Non-Core
AAA	339	—	33	554	2,663	4	3,593	28	2,622
AA to AA+	—	—	5	63	2,278	74	2,420	19	2,292
A to AA-	—	—	2	85	1,631	132	1,850	14	1,600
BBB- to A-	—	—	—	15	1,189	214	1,418	11	1,292
Non-investment grade	—	—	201	16	2,500	227	2,944	23	1,940
Unrated	—	—	1	14	559	151	725	5	450
	339	—	242	747	10,820	802	12,950	100	10,196

For notes relating to this table refer to page 134.

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Balance sheet analysis: Debt securities continued

	Central and local government			Banks £m	Other financial institutions £m	Corporate £m	Total £m	Total (2) %	Of which ABS (1) £m
2010	UK £m	US £m	Other £m
Total
AAA	13,486	38,009	44,123	10,704	39,388	878	146,588	67	51,235
AA to AA+	—	—	18,025	3,511	6,023	616	28,175	13	6,335
A to AA-	—	—	9,138	4,926	2,656	1,155	17,875	8	3,244
BBB- to A-	—	—	2,845	1,324	3,412	2,005	9,586	5	3,385
Non-investment grade	—	—	1,770	1,528	5,522	2,425	11,245	5	4,923
Unrated	—	—	54	480	2,552	925	4,011	2	1,703
	13,486	38,009	75,955	22,473	59,553	8,004	217,480	100	70,825

Core
AAA	13,110	37,698	44,101	10,532	35,595	839	141,875	70	47,441
AA to AA+	—	—	18,025	3,485	3,242	612	25,364	13	3,656
A to AA-	—	—	9,138	4,420	1,605	1,089	16,252	8	1,879
BBB- to A-	—	—	2,845	1,050	1,412	1,903	7,210	4	1,108
Non-investment grade	—	—	1,464	1,444	3,658	2,014	8,580	4	3,052
Unrated	—	—	53	420	1,375	768	2,616	1	978
	13,110	37,698	75,626	21,351	46,887	7,225	201,897	100	58,114

Non-Core
AAA	376	311	22	172	3,793	39	4,713	30	3,794
AA to AA+	—	—	—	26	2,781	4	2,811	18	2,679
A to AA-	—	—	—	506	1,051	66	1,623	11	1,365
BBB- to A-	—	—	—	274	2,000	102	2,376	15	2,277
Non-investment grade	—	—	306	84	1,864	411	2,665	17	1,871
Unrated	—	—	1	60	1,177	157	1,395	9	725
	376	311	329	1,122	12,666	779	15,583	100	12,711

2009
AAA	26,601	28,210	44,155	13,208	49,363	4,021	165,558	66	65,067
AA to AA+	—	—	22,003	4,225	9,602	1,474	37,304	15	8,942
A to AA-	—	—	13,161	3,425	4,563	1,526	22,675	9	3,886
BBB- to A-	—	—	3,847	788	4,727	1,738	11,100	5	4,243
Non-investment grade	—	—	353	159	3,937	1,630	6,079	2	3,515
Unrated	—	—	509	232	3,586	2,052	6,379	3	1,949
Group before RFS MI	26,601	28,210	84,028	22,037	75,778	12,441	249,095	100	87,602
RFS MI	721	183	11,871	3,803	675	906	18,159		580
Group	27,322	28,393	95,899	25,840	76,453	13,347	267,254		88,182

Notes:
(1)	Asset-backed securities.
(2)	Percentage calculated on Group before RFS MI.

Key points
•	The decrease in AAA rated debt securities relates to the downgrading of US government and agencies to AA+ by S&P during the year.

•	The proportion of debt securities rated A to AA- increased to 18%, principally reflecting the Japanese government downgrade in 2011.

•	Non-investment grade and unrated debt securities accounted for 5% of the debt securities portfolio at 31 December 2011, down from 7% in the prior year.

Business review Risk and balance sheet management continued

The table below analyses debt securities by issuer and measurement classification. The categorisation of debt securities has been revised to include asset-backed securities (ABS) by class of issuer. The main changes are to US central and local government which includes US federal agencies, and financial institutions which now includes US government sponsored agencies and securitisation entities. 2010 data are presented on the revised basis.

	Central and local government			Banks	Other financial institutions	Corporate	Total	Of which ABS
	UK	US	Other
2011	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading (HFT)	9,004	19,636	36,928	3,400	23,160	2,948	95,076	20,816
Designated as at fair value through profit or loss	1	—	127	53	457	9	647	558
Available-for-sale	13,436	20,848	25,552	13,175	31,752	2,535	107,298	40,735
Loans and receivables	10	—	1	312	5,259	477	6,059	5,200
	22,451	40,484	62,608	16,940	60,628	5,969	209,080	67,309

Total of which US agencies	—	4,896	—	—	25,924	—	30,820	28,558
Short positions (HFT)	(3,098)	(10,661)	(19,136)	(2,556)	(2,854)	(754)	(39,059)	(352)

Available-for-sale
Gross unrealised gains	1,428	1,311	1,180	52	913	94	4,978	1,001
Gross unrealised losses	—	—	(171)	(838)	(2,386)	(13)	(3,408)	(3,158)

2010
Held-for-trading	5,097	15,648	42,828	5,486	23,711	6,099	98,869	21,988
Designated as at fair value through profit or loss	1	117	262	4	8	10	402	119
Available-for-sale	8,377	22,244	32,865	16,982	29,148	1,514	111,130	42,515
Loans and receivables	11	—	—	1	6,686	381	7,079	6,203
	13,486	38,009	75,955	22,473	59,553	8,004	217,480	70,825

Total of which US agencies	—	6,811	—	—	21,686	—	28,497	25,375
Short positions (HFT)	(4,200)	(10,943)	(18,913)	(1,844)	(3,356)	(1,761)	(41,017)	(1,335)

Available-for-sale
Gross unrealised gains	349	525	700	143	827	51	2,595	1,057
Gross unrealised losses	(10)	(2)	(618)	(786)	(2,626)	(55)	(4,097)	(3,396)

Key points
•
Held-for-trading debt securities decreased by £3.8 billion during the year due to a reduction in trading volumes. The reduction in sovereign exposures in the eurozone and other countries, in response to the current economic environment, was offset by an increase in US and UK government bonds.

•	The Group’s AFS portfolio decreased by £3.8 billion. UK government bonds increased by £5.1 billion, principally in the Group Treasury portfolio.

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Balance sheet analysis continued

Asset-backed securities
The Group structures, originates, distributes and trades debt in the form of loan, bond and derivative instruments in all major currencies and debt capital markets in North America, Western Europe, Asia and major emerging markets. The carrying value of the Group's debt securities is detailed below.

			2009
	2011 Group	2010 Group	Group before RFS MI	Group
	£bn	£bn	£bn	£bn
Securities issued by central and local governments	125.5	127.5	138.8	151.6
Securities issued by corporates	6.0	8.0	12.5	13.3
Securities issued by banks and other financial institutions	77.6	82.0	97.8	102.4
	209.1	217.5	249.1	267.3

Asset-backed securities	67.3	70.8	87.6	88.2

The Group’s credit market activities gave rise to risk concentrations in asset-backed securities (ABS). The Group has exposures to ABS, which are predominantly debt securities, but can also be held in derivative form. ABS have an interest in an underlying pool of referenced assets. The risks and rewards of the referenced pool are passed onto investors by the issue of securities with varying seniority by a special purpose entity.

Debt securities include residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDOs), collateralised loan obligations (CLOs) and other ABS. In many cases, the risk associated with these assets is hedged by credit derivatives. The counterparties to some of these hedge transactions are monoline insurers.

The following tables summarise the gross and net exposures and carrying values of these securities by the location of the underlying assets at 31 December 2011, 2010 and 2009. Gross exposures represent the principal amounts relating to ABS. Government sponsored or similar RMBS comprises securities that are: (a) guaranteed or effectively guaranteed by the US government, by way of its support for US federal agencies and government sponsored enterprises or (b) guaranteed by the Dutch government. Net exposures represent the carrying value after taking account of protection purchased from monoline insurers and other counterparties, but exclude the effect of counterparty credit valuation adjustments. The hedge provides credit protection of both principal and interest cash flows in the event of default by the counterparty. The value of this protection is based on the underlying instrument being protected.

Business review Risk and balance sheet management continued

Asset-backed securities by product, geography and measurement classification

						FVTPL (1)
	US	UK	Europe	RoW	Total	HFT (2)	DFV (3)	AFS (4)	LAR (5)
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m
Gross exposure
RMBS: government sponsored or similar	27,549	—	5,884	2	33,435	15,031	—	18,404	—
RMBS: prime	1,201	3,487	1,541	484	6,713	1,090	567	4,977	79
RMBS: non-conforming	1,220	2,197	74	—	3,491	717	—	1,402	1,372
RMBS: sub-prime	1,847	427	94	2	2,370	2,183	—	22	165
MBS: covered bond	133	203	8,256	—	8,592	—	—	8,592	—
CMBS	1,623	1,562	883	1	4,069	2,001	—	862	1,206
CDOs	7,889	72	469	—	8,430	4,455	—	3,885	90
CLOs	5,019	156	1,055	—	6,230	1,294	—	4,734	202
ABS covered bond	21	71	948	4	1,044	—	—	1,044	—
Other ABS	2,085	1,844	1,746	992	6,667	1,965	17	2,389	2,296
	48,587	10,019	20,950	1,485	81,041	28,736	584	46,311	5,410

Carrying value
RMBS: government sponsored or similar	28,022	—	5,549	2	33,573	15,132	—	18,441	—
RMBS: prime	1,035	3,038	1,206	466	5,745	872	558	4,243	72
RMBS: non-conforming	708	1,897	74	—	2,679	327	—	980	1,372
RMBS: sub-prime	686	144	72	2	904	737	—	9	158
MBS: covered bond	136	209	7,175	—	7,520	—	—	7,520	—
CMBS	1,502	1,253	635	1	3,391	1,513	—	716	1,162
CDOs	1,632	31	294	—	1,957	315	—	1,555	87
CLOs	4,524	98	719	—	5,341	882	—	4,280	179
ABS covered bond	19	70	953	4	1,046	—	—	1,046	—
Other ABS	1,715	947	1,525	966	5,153	1,038	—	1,945	2,170
	39,979	7,687	18,202	1,441	67,309	20,816	558	40,735	5,200

Net exposure
RMBS: government sponsored or similar	28,022	—	5,549	2	33,573	15,132	—	18,441	—
RMBS: prime	825	3,456	1,005	458	5,744	447	557	4,668	72
RMBS: non-conforming	677	2,225	74	—	2,976	284	—	1,320	1,372
RMBS: sub-prime	385	138	67	2	592	434	—	—	158
MBS: covered bond	136	209	7,175	—	7,520	—	—	7,520	—
CMBS	860	1,253	543	1	2,657	777	—	718	1,162
CDOs	1,030	31	294	—	1,355	304	—	964	87
CLOs	1,367	98	712	—	2,177	827	—	1,171	179
ABS covered bond	19	70	952	4	1,045	—	—	1,045	—
Other ABS	1,456	843	1,527	804	4,630	617	—	1,941	2,071
	34,777	8,323	17,898	1,271	62,269	18,822	557	37,788	5,101

For notes relating to this table refer to page 139.

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Balance sheet analysis: Asset-backed securities by product, geography and measurement classification continued

						FVTPL (1)
	US	UK	Europe	RoW	Total	HFT (2)	DFV (3)	AFS (4)	LAR (5)
2010	£m	£m	£m	£m	£m	£m	£m	£m	£m
Gross exposure
RMBS: government sponsored or similar	24,207	16	6,422	—	30,645	13,840	—	16,805	—
RMBS: prime	1,784	3,385	1,118	192	6,479	1,605	1	4,749	124
RMBS: non-conforming	1,249	2,107	92	—	3,448	708	—	1,313	1,427
RMBS: sub-prime	792	365	139	221	1,517	819	—	496	202
MBS: covered bond	138	208	8,525	—	8,871	—	—	8,871	—
CMBS	3,086	1,451	912	45	5,494	2,646	120	1,409	1,319
CDOs	12,156	128	453	—	12,737	7,951	—	4,687	99
CLOs	6,038	134	879	9	7,060	1,062	—	5,572	426
ABS covered bond	—	—	1,908	—	1,908	—	—	1,908	—
Other ABS	3,104	1,144	963	1,705	6,916	1,533	—	2,615	2,768
	52,554	8,938	21,411	2,172	85,075	30,164	121	48,425	6,365

Carrying value
RMBS: government sponsored or similar	24,390	16	5,958	—	30,364	13,765	—	16,599	—
RMBS: prime	1,624	3,000	931	192	5,747	1,384	1	4,249	113
RMBS: non-conforming	1,084	1,959	92	—	3,135	605	—	1,102	1,428
RMBS: sub-prime	638	255	120	205	1,218	681	—	344	193
MBS: covered bond	142	208	7,522	—	7,872	—	—	7,872	—
CMBS	2,936	1,338	638	38	4,950	2,262	118	1,281	1,289
CDOs	3,135	69	254	—	3,458	1,341	—	2,021	96
CLOs	5,334	102	635	3	6,074	691	—	4,958	425
ABS covered bond	—	—	1,861	—	1,861	—	—	1,861	—
Other ABS	2,780	945	754	1,667	6,146	1,259	—	2,228	2,659
	42,063	7,892	18,765	2,105	70,825	21,988	119	42,515	6,203

Net exposure
RMBS: government sponsored or similar	24,390	16	5,958	—	30,364	13,765	—	16,599	—
RMBS: prime	1,523	2,948	596	192	5,259	897	1	4,248	113
RMBS: non-conforming	1,081	1,959	92	—	3,132	602	—	1,102	1,428
RMBS: sub-prime	289	253	112	176	830	305	—	332	193
MBS: covered bond	142	208	7,522	—	7,872	—	—	7,872	—
CMBS	1,823	1,336	458	38	3,655	1,188	10	1,230	1,227
CDOs	1,085	39	245	—	1,369	743	—	530	96
CLOs	1,387	102	629	1	2,119	673	—	1,021	425
ABS covered bond	—	—	1,861	—	1,861	—	—	1,861	—
Other ABS	2,293	748	748	1,659	5,448	690	—	2,220	2,538
	34,013	7,609	18,221	2,066	61,909	18,863	11	37,015	6,020

For notes relating to this table refer to page 139.

Business review Risk and balance sheet management continued
						FVTPL (1)
	US	UK	Europe	RoW	Total	HFT (2)	DFV (3)	AFS (4)	LAR (5)
2009	£m	£m	£m	£m	£m	£m	£m	£m	£m
Gross exposure
RMBS: government sponsored or similar	26,644	17	7,016	94	33,771	13,536	—	20,235	—
RMBS: prime	2,965	5,276	4,567	222	13,030	6,274	147	5,761	848
RMBS: non-conforming	1,341	2,138	128	—	3,607	635	—	1,498	1,474
RMBS: sub-prime	1,668	724	195	561	3,148	1,632	17	1,020	479
MBS: covered bond	49	297	9,019	—	9,365	—	—	9,365	—
CMBS	3,422	1,781	1,420	75	6,698	2,936	209	1,842	1,711
CDOs	12,382	329	571	27	13,309	9,080	1	3,923	305
CLOs	9,092	166	2,169	1,173	12,600	5,346	—	6,581	673
ABS covered bond	—	—	2,206	—	2,206	—	—	2,206	—
Other ABS	3,587	1,980	2,825	1,569	9,961	2,912	18	3,046	3,985
	61,150	12,708	30,116	3,721	107,695	42,351	392	55,477	9,475

Carrying value
RMBS: government sponsored or similar	26,984	17	6,870	33	33,904	13,397	—	20,507	—
RMBS: prime	2,696	4,583	4,009	212	11,500	5,133	141	5,643	583
RMBS: non-conforming	958	1,957	128	—	3,043	389	—	1,180	1,474
RMBS: sub-prime	977	314	146	387	1,824	779	17	704	324
MBS: covered bond	50	288	8,734	—	9,072	—	—	9,072	—
CMBS	3,237	1,305	924	43	5,509	2,279	216	1,637	1,377
CDOs	3,275	166	400	27	3,868	2,064	1	1,600	203
CLOs	6,736	112	1,469	999	9,316	3,296	—	5,500	520
ABS covered bond	—	—	2,200	—	2,200	—	—	2,200	—
Other ABS	2,886	1,124	2,169	1,187	7,366	1,483	19	2,421	3,443
	47,799	9,866	27,049	2,888	87,602	28,820	394	50,464	7,924

Net exposure
RMBS: government sponsored or similar	26,984	17	6,870	33	33,904	13,397	—	20,507	—
RMBS: prime	2,436	3,747	3,018	172	9,373	3,167	142	5,480	584
RMBS: non-conforming	948	1,957	128	—	3,033	379	—	1,180	1,474
RMBS: sub-prime	565	305	137	290	1,297	529	17	427	324
MBS: covered bond	50	288	8,734	—	9,072	—	—	9,072	—
CMBS	2,245	1,228	595	399	4,467	1,331	203	1,556	1,377
CDOs	743	124	382	26	1,275	521	1	550	203
CLOs	1,636	86	1,104	39	2,865	673	—	1,672	520
ABS covered bond	—	—	2,200	—	2,200	—	—	2,200	—
Other ABS	2,117	839	2,131	1,145	6,232	483	19	2,421	3,309
	37,724	8,591	25,299	2,104	73,718	20,480	382	45,065	7,791

Notes:
(1)	Fair value through profit or loss.
(2)	Held-for-trading.
(3)	Designated as at fair value.
(4)	Available-for-sale.
(5)	Loans and receivables.

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Balance sheet analysis: Asset-backed securities continued
The table below summarises the rating levels of ABS carrying values. Credit ratings are based on those from rating agencies Standard & Poor’s (S&P), Moody’s and Fitch and have been mapped onto the S&P scale.

	RMBS (1)
	Government sponsored or similar (2)	Prime	Non- conforming	Sub-prime	MBS covered bond	CMBS (3)	CDOs (4)	CLOs (5)	ABS covered bond	Other ABS	Total
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
AAA	4,169	3,599	1,488	105	2,595	647	135	2,171	625	1,622	17,156
AA to AA+	29,252	669	106	60	379	710	35	1,533	321	550	33,615
A to AA-	131	506	110	104	2,567	1,230	161	697	100	725	6,331
BBB- to A-	—	39	288	93	1,979	333	86	341	—	1,321	4,480
Non-investment grade	21	784	658	396	—	415	1,370	176	—	672	4,492
Unrated	—	148	29	146	—	56	170	423	—	263	1,235
	33,573	5,745	2,679	904	7,520	3,391	1,957	5,341	1,046	5,153	67,309

2010
AAA	28,835	4,355	1,754	317	7,107	2,789	444	2,490	988	2,156	51,235
AA to AA+	1,529	147	144	116	357	392	567	1,786	681	616	6,335
A to AA-	—	67	60	212	408	973	296	343	192	693	3,244
BBB- to A-	—	82	316	39	—	500	203	527	—	1,718	3,385
Non-investment grade	—	900	809	458	—	296	1,863	332	—	265	4,923
Unrated	—	196	52	76	—	—	85	596	—	698	1,703
	30,364	5,747	3,135	1,218	7,872	4,950	3,458	6,074	1,861	6,146	70,825

2009
AAA	33,779	9,211	1,981	578	8,645	3,441	615	2,718	1,933	2,166	65,067
AA to AA+	125	676	197	121	360	599	944	4,365	267	1,288	8,942
A to AA-	—	507	109	306	67	1,022	254	607	—	1,014	3,886
BBB- to A-	—	547	160	87	—	298	944	260	—	1,947	4,243
Non-investment grade	—	558	594	579	—	147	849	636	—	152	3,515
Unrated	—	1	2	153	—	2	262	730	—	799	1,949
	33,904	11,500	3,043	1,824	9,072	5,509	3,868	9,316	2,200	7,366	87,602

Notes:
(1)	Residential mortgage-backed securities.
(2)	Includes US agency and Dutch government guaranteed securities.
(3)	Commercial mortgage-backed securities.
(4)	Collateralised debt obligations.
(5)	Collateralised loan obligations.

Key points
•
Carrying value of total ABS decreased by £3.5 billion during 2011. US government sponsored RMBS increased by £3.6 billion, reflecting a move towards G10 governments generally, partially off-set by decrease in European exposure. There were reductions across all other portfolios.

•	The decrease in AAA rated debt securities mainly relates to the downgrading of US government and agencies to AA+ by S&P during the year.

•	CDOs and CLOs decreased by £2.2 billion principally reflecting asset reductions in Non-Core.
•	The decrease in CMBS of £1.6 billion, primarily reflecting restructuring of certain monoline exposures.

•	The average mark of total ABS was 83%, broadly the same as 2010 and 2009.

Business review Risk and balance sheet management continued

Non-investment grade and unrated ABS
The table below summarises the carrying values by accounting classification of non-investment grade or not publicly rated ABS.

	Non-investment grade				Unrated
	HFT	AFS	LAR	Total	HFT	AFS	LAR	Total
2011	£m	£m	£m	£m	£m	£m	£m	£m
RMBS: G10 governments	—	21	—	21	—	—	—	—
RMBS: prime	312	417	54	783	148	—	—	148
RMBS: non-conforming	279	372	7	658	28	—	—	28
RMBS: sub-prime	387	9	—	396	146	—	—	146
CMBS	307	10	98	415	56	—	—	56
CDOs	116	1,215	40	1,371	130	40	—	170
CLOs	131	—	44	175	284	139	—	423
Other ABS	150	12	511	673	12	70	182	264
	1,682	2,056	754	4,492	804	249	182	1,235

2010
RMBS: prime	354	535	11	900	196	—	—	196
RMBS: non-conforming	389	414	6	809	52	—	—	52
RMBS: sub-prime	437	21	—	458	76	—	—	76
CMBS	198	17	81	296	—	—	—	—
CDOs	691	1,151	21	1,863	85	—	—	85
CLOs	239	5	88	332	267	329	—	596
Other ABS	148	17	100	265	191	162	345	698
	2,456	2,160	307	4,923	867	491	345	1,703

2009
RMBS: prime	120	430	8	558	—	1	—	1
RMBS: non-conforming	253	341	—	594	—	2	—	2
RMBS: sub-prime	339	240	—	579	153	—	—	153
CMBS	89	3	55	147	1	—	1	2
CDOs	487	300	62	849	143	119	—	262
CLOs	269	359	8	636	207	523	—	730
Other ABS	78	63	11	152	270	134	395	799
	1,635	1,736	144	3,515	774	779	396	1,949

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Balance sheet analysis continued

Residential mortgage-backed securities
RMBS are securities that represent an interest in a portfolio of residential mortgages. Repayments made on the underlying mortgages are used to make payments to holders of the RMBS. The risk of the RMBS will vary primarily depending on the quality and geographic region in which the underlying mortgage assets are located and the credit enhancement of the securitisation structure. Several tranches of notes are issued, each secured against the same portfolio of mortgages, but providing differing levels of seniority to match the risk appetite of investors. The most junior (or equity) notes will suffer early capital and interest losses experienced by the referenced mortgage collateral, with each more senior note benefiting from the protection provided by the subordinated notes below. Additional credit enhancements may be provided to the holder of senior RMBS notes, including provided by monoline insurers.

The main categories of mortgages that serve as collateral to RMBS held by the Group with related vintages are set out below and described in the Glossary on pages 440 to 447. The US market has more established definitions of differing underlying mortgage quality and these are used as the basis for the Group's RMBS categorisation.

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

The table below analyses the vintage of the Group's carrying value of RMBS portfolios by geography and classification.

	By geography					By classification
	US	UK	Other Europe	RoW	Total	Government sponsored	Covered bond	Prime	Non- conforming	Sub-prime
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
2004 and earlier	2,435	56	1,054	42	3,587	2,344	622	428	80	113
2005	1,661	161	3,262	26	5,110	1,652	2,333	539	382	204
2006	575	1,407	4,944	97	7,023	1,681	3,272	1,224	628	218
2007	1,540	2,689	3,874	36	8,139	3,588	1,293	1,560	1,482	216
2008	1,154	24	373	127	1,678	1,428	—	173	75	2
2009	1,364	58	7	1	1,430	1,209	—	163	7	51
2010 and later	21,858	893	562	141	23,454	21,671	—	1,658	25	100
	30,587	5,288	14,076	470	50,421	33,573	7,520	5,745	2,679	904

2010
2004 and earlier	4,405	175	1,057	50	5,687	4,148	641	678	90	130
2005	2,579	176	3,435	28	6,218	2,379	2,410	634	567	228
2006	1,082	2,249	5,460	121	8,912	2,106	3,451	2,129	736	490
2007	2,576	2,370	4,135	33	9,114	4,774	1,352	1,280	1,477	231
2008	2,314	58	420	155	2,947	2,598	18	223	104	4
2009 and later	14,922	410	116	10	15,458	14,359	—	803	161	135
	27,878	5,438	14,623	397	48,336	30,364	7,872	5,747	3,135	1,218

2009
2004 and earlier	8,504	293	1,760	33	10,590	7,951	752	1,460	99	328
2005	4,221	783	4,252	74	9,330	3,801	2,582	2,173	510	264
2006	1,847	3,116	7,449	216	12,628	2,691	4,135	4,514	690	598
2007	1,844	2,957	5,916	60	10,777	4,394	1,585	2,842	1,529	427
2008 and later	15,249	10	510	249	16,018	15,067	18	511	215	207
	31,665	7,159	19,887	632	59,343	33,904	9,072	11,500	3,043	1,824

Business review Risk and balance sheet management continued

Derivatives
The Group's derivative assets by internal asset quality rating and residual maturity are analysed below. Master netting arrangements in respect of mark-to-market (mtm) positions and collateral shown below do not result in a net presentation on the Group’s balance sheet under IFRS.

	2011						2010
	0-3 months £m	3-6 months £m	6-12 months £m	1-5 years £m	Over 5 years £m	Total £m	0-3 months £m	3-6 months £m	6-12 months £m	1-5 years £m	Over 5 years £m	Total £m	2009 Total £m
AQ1	24,580	10,957	17,180	126,105	302,800	481,622	30,840	10,755	17,554	135,311	214,029	408,489	389,019
AQ2	326	236	431	2,046	5,138	8,177	319	105	212	1,561	462	2,659	11,550
AQ3	975	390	459	2,811	6,184	10,819	1,284	391	626	610	406	3,317	10,791
AQ4	1,465	782	713	4,093	7,368	14,421	989	155	240	1,726	281	3,391	8,296
AQ5	890	93	219	1,787	3,527	6,516	1,016	81	201	1,447	2,115	4,860	8,270
AQ6	121	30	81	803	1,186	2,221	134	46	71	653	166	1,070	2,548
AQ7	101	29	56	1,674	533	2,393	150	29	44	375	259	857	2,181
AQ8	16	21	11	143	1,061	1,252	2	1	10	118	272	403	1,448
AQ9	5	8	7	254	876	1,150	104	8	39	110	189	450	2,030
AQ10	13	20	35	658	321	1,047	170	11	52	353	995	1,581	2,026
Accruing past due	—	—	—	—	—	—	—	—	—	—	—	—	40
	28,492	12,566	19,192	140,374	328,994	529,618	35,008	11,582	19,049	142,264	219,174	427,077	438,199
RFS MI						—						—	3,255
Group						529,618						427,077	441,454
Counterparty mtm netting						(441,626)						(330,397)	(358,917)
Cash collateral held against derivative exposures (1)						(37,222)						(31,096)	(33,667)
Net exposure						50,770						65,584	48,870

At 31 December 2011 the Group also held collateral in the form of securities of £5.3 billion (2010 - £2.9 billion; 2009 - £3.6 billion).

	2011			2010			2009
Contract type	Notional £bn	Assets £m	Liabilities £m	Notional £bn	Assets £m	Liabilities £m	Notional £bn	Assets £m	Liabilities £m
Interest rate	38,722	422,156	406,709	39,760	311,731	299,209	43,230	323,592	311,415
Exchange rate	4,479	74,492	80,980	4,854	83,253	89,375	3,842	69,283	63,919
Credit derivatives	1,054	26,836	26,743	1,357	26,872	25,344	1,621	41,748	39,127
Equity and commodity	123	6,134	9,551	179	5,221	10,039	188	6,831	9,680
		529,618	523,983		427,077	423,967		441,454	424,141

Key points
•
Net exposure, after taking account of position and collateral netting arrangements, declined by 23% despite an increase in derivative carrying values, primarily due to the increased use of netting arrangements.

•
Interest rate contracts increased due to continued reductions in interest rate yields and the depreciation of sterling against the US dollar. This was partially offset by the appreciation of sterling against the euro.

•
Exchange rate contracts decreased due to a reduction in trade volumes and the appreciation of sterling against the euro. This was partially offset by the depreciation of sterling against the US dollar.

•	Credit derivatives remained flat as the increase from the widening of credit spreads and the depreciation of sterling against the US dollar was offset by a reduction in trade volume.

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Balance sheet analysis: Derivatives continued
The tables below analyse the Group’s derivative assets by contract type and residual maturity and the effect of position netting and collateral.

	0-3 months £m	3-6 months £m	6-12 months £m	1-5 years £m	Over 5 years £m	Total £m	Counterparty mtm netting £m	Net exposure £m
2011
Exchange rate	23,838	8,434	9,766	19,176	13,278	74,492	(57,511)	16,981
Interest rate	3,977	3,197	7,672	102,163	305,147	422,156	(356,325)	65,831
Credit derivatives	135	332	626	15,675	10,068	26,836	(23,980)	2,856
Equity and commodity	542	603	1,128	3,360	501	6,134	(3,810)	2,324
	28,492	12,566	19,192	140,374	328,994	529,618	(441,626)	87,992

Cash collateral held against derivative exposures (1)								(37,222)
Net exposure								50,770

2010
Exchange rate	28,938	7,820	9,360	23,174	13,961	83,253	(69,509)	13,744
Interest rate	4,822	3,533	7,927	104,026	191,423	311,731	(236,513)	75,218
Credit derivatives	497	99	313	12,374	13,589	26,872	(22,728)	4,144
Equity and commodity	751	130	1,449	2,690	201	5,221	(1,647)	3,574
	35,008	11,582	19,049	142,264	219,174	427,077	(330,397)	96,680

Cash collateral held against derivative exposures (1)								(31,096)
Net exposure								65,584

2009
Exchange rate	19,127	5,824	7,603	23,831	11,967	68,352	(47,885)	20,467
Interest rate	8,415	8,380	16,723	111,144	176,799	321,461	(270,791)	50,670
Credit derivatives	201	112	390	19,859	21,186	41,748	(36,411)	5,337
Equity and commodity	1,562	436	1,109	3,057	474	6,638	(3,830)	2,808
	29,305	14,752	25,825	157,891	210,426	438,199	(358,917)	79,282
RFS MI						3,255	—	3,255
Group						441,454	(358,917)	82,537
Cash collateral held against derivative exposures (1)								(33,667)
Net exposure								48,870

Note:
(1)	At 31 December 2011, in addition to cash collateral the Group holds collateral in the form of securities of £5.3 billion (2010 - £2.9 billion; 2009 - £3.6 billion) against derivative positions.

Business review Risk and balance sheet management continued

Credit derivatives
The Group trades credit derivatives as part of its client led business and to mitigate credit risk. The Group’s credit derivative exposures relating to proprietary trading are minimal. The table below analyses the Group’s bought and sold protection.

	2011				2010
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Client-led trading and residual risk	401.0	390.5	17.0	16.5	386.7	362.5	8.4	6.7
Credit hedging - banking book (1)	15.6	4.7	0.1	0.1	16.3	21.8	—	0.1
Credit hedging - trading book
- Rates	21.2	17.1	0.9	1.7	21.9	10.4	(0.9)	0.2
- Credit and mortgage markets	42.9	28.4	2.3	1.7	168.1	172.7	3.5	3.1
- Other	0.9	0.1	—	—	0.7	0.1	—	—
Total excluding APS	481.6	440.8	20.3	20.0	593.7	567.5	11.0	10.1
APS	131.8	—	(0.2)	—	195.8	—	0.6	—
	613.4	440.8	20.1	20.0	789.5	567.5	11.6	10.1

Core
Client-led trading	371.0	369.4	14.6	14.0	347.5	343.0	5.2	4.4
Credit hedging - banking book	2.2	1.0	—	0.1	1.1	1.0	(0.2)	—
Credit hedging - trading book
- Rates	19.9	16.2	0.9	1.7	21.7	10.3	(0.8)	0.2
- Credit and mortgage markets	4.6	4.0	0.3	0.2	4.4	4.3	0.2	0.3
- Other	0.7	0.1	—	—	0.6	0.1	—	—
	398.4	390.7	15.8	16.0	375.3	358.7	4.4	4.9

Non-Core
Residual risk	30.0	21.1	2.4	2.5	39.2	19.5	3.2	2.3
Credit hedging - banking book	13.4	3.7	0.1	—	15.2	20.8	0.2	0.1
Credit hedging - trading book
- Rates	1.3	0.9	—	—	0.2	0.1	(0.1)	—
- Credit and mortgage markets	38.3	24.4	2.0	1.5	163.7	168.4	3.3	2.8
- Other	0.2	—	—	—	0.1	—	—	—
	83.2	50.1	4.5	4.0	218.4	208.8	6.6	5.2

The table below analyses the Group’s credit derivative bought and sold, by counterparty

Counterparty
Central and local government - APS	131.8	—	(0.2)	—	195.8	—	0.6	—
Monoline insurers	8.6	—	0.6	—	14.9	—	1.5	—
CDPCs	24.5	—	0.9	—	25.0	—	0.8	—
Banks	204.1	202.1	8.5	10.2	370.7	370.6	5.0	5.7
Other financial institutions	234.8	231.6	10.5	9.5	176.6	195.0	4.4	4.3
Corporates	9.6	7.1	(0.2)	0.3	6.5	1.9	(0.7)	0.1
	613.4	440.8	20.1	20.0	789.5	567.5	11.6	10.1

Note:
(1)	Credit hedging in the banking book principally relates to portfolio management in Non-Core.

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Balance sheet analysis continued

Monoline insurers
The table below summarises the Group's exposure to monolines, all of which are in Non-Core.

	2011 £m	2010 £m	2009 £m
Gross exposure to monolines	1,888	4,023	6,170
Hedges with financial institutions	(71)	(71)	(531)
Credit valuation adjustment	(1,198)	(2,443)	(3,796)
Net exposure to monolines	619	1,509	1,843

Credit valuation adjustment as a % of gross exposure	63%	61%	62%

Counterparty and credit risk RWAs*	£3.6bn	£17.8bn	£13.7bn

The net income statement effect relating to monoline exposures is detailed below.

	2011	2010	2009
	£m	£m	£m
Credit valuation adjustment at 1 January	(2,443)	(3,796)	(5,988)
Credit valuation adjustment at 31 December	(1,198)	(2,443)	(3,796)
Decrease in credit valuation adjustment	1,245	1,353	2,192
Net debit relating to realisations, hedges, foreign exchange and other movements	(1,878)	(844)	(3,290)
Net credit/(debit) relating to reclassified debt securities	197	(305)	(1,468)
Net (debit)/credit to income statement (1)	(436)	204	(2,566)

Note:
(1)	Comprises the following elements:
-  a loss of £670 million (2010 - £5 million; 2009 - £2,387 million) in income from trading activities;
-  impairment (losses)/reversals of £(1) million (2010 - £71 million; 2009 - £(239) million); and
-  other income of £235 million (2010 - £138 million; 2009 - £60 million) relating to reclassified debt securities.

The table below summarises monoline exposures by rating. Credit ratings are based on those from rating agencies S&P and Moody's. Where the ratings differ, the lower of the two is taken.

2011	Notional: protected assets £m	Fair value: reference protected assets £m	Gross exposure £m	Credit valuation adjustment £m	Hedges £m	Net exposure £m
A to AA-	4,939	4,243	696	252	—	444
Non-investment grade	3,623	2,431	1,192	946	71	175
	8,562	6,674	1,888	1,198	71	619
Of which:
CMBS	946	674	272	247
CDOs	500	57	443	351
CLOs	4,616	4,166	450	177
Other ABS	1,998	1,455	543	334
Other	502	322	180	89
	8,562	6,674	1,888	1,198

* unaudited

Business review Risk and balance sheet management continued

2010	Notional: protected assets £m	Fair value: reference protected assets £m	Gross exposure £m	Credit valuation adjustment £m	Hedges £m	Net exposure £m
A to AA-	6,336	5,503	833	272	—	561
Non-investment grade	8,555	5,365	3,190	2,171	71	948
	14,891	10,868	4,023	2,443	71	1,509
Of which:
CMBS	4,149	2,424	1,725	1,253
CDOs	1,133	256	877	593
CLOs	6,724	6,121	603	210
Other ABS	2,393	1,779	614	294
Other	492	288	204	93
	14,891	10,868	4,023	2,443

2009
A to AA-	7,143	5,875	1,268	378	—	890
Non-investment grade	12,598	7,696	4,902	3,418	531	953
	19,741	13,571	6,170	3,796	531	1,843
Of which:
CMBS	4,253	2,034	2,219	1,562
CDOs	2,284	797	1,487	1,059
CLOs	10,007	8,584	1,423	641
Other ABS	2,688	1,861	827	412
Other	509	295	214	122
	19,741	13,571	6,170	3,796

Key points
•	The exposure to monolines declined during the year, primarily due to the restructuring of some exposures, partially offset by lower prices of underlying reference instruments.

•	The CVA decreased in line with the reduction in exposure partially offset by the impact of wider credit spreads.

•	The reduction in the Group’s RWA requirements was driven by the decrease in exposure to monolines.*

A number of debt instruments with monoline protection were reclassified from HFT to AFS in 2008. Changes in the fair value of these securities since the reclassification are recognised in the income statement to the extent that they are considered to be impaired. Changes in the fair value of the related monoline CDSs continue to be recorded in the income statement.

The fair value of these reclassified debt securities at 31 December 2011 was £4,453 million (1 July 2008 - £5,071 million after adjusting for both principal based cash flows and foreign exchange effects between 1 July 2008 and 31 December 2011). As a result of these reclassifications, total cumulative losses of £254 million have not been recognised in the income statement.

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Balance sheet analysis continued
The Group also has indirect exposures to monoline insurers through wrapped securities and other assets with credit enhancement from monoline insurers. These securities are traded with the benefit of this credit enhancement. Any deterioration in the credit rating of the monoline is reflected in the fair value of these assets.

Credit derivative product companies (CDPCs)
A summary of the Group's exposure to CDPCs, all of which are in Non-Core, is detailed below.
	2011 £m	2010 £m	2009 £m
Gross exposure to CDPCs	1,896	1,244	1,275
Credit valuation adjustment	(1,034)	(490)	(499)
Net exposure to CDPCs	862	754	776

Credit valuation adjustment as a % of gross exposure	55%	39%	39%

Counterparty and credit risk RWAs*	£8.4bn	£7.2bn	£7.5bn

Capital deductions	£245m	£280m	£347m

The table below details CDPC exposures by rating.
2011	Notional: protected assets £m	Fair value: reference protected assets £m	Gross exposure £m	Credit valuation adjustment £m	Net exposure £m
AAA	213	212	1	—	1
A to AA-	646	632	14	3	11
Non-investment grade	19,671	18,151	1,520	788	732
Unrated	3,974	3,613	361	243	118
	24,504	22,608	1,896	1,034	862

2010
AAA	213	212	1	—	1
A to AA-	644	629	15	4	11
Non-investment grade	20,066	19,050	1,016	401	615
Unrated	4,165	3,953	212	85	127
	25,088	23,844	1,244	490	754

2009
AAA	1,658	1,637	21	5	16
BBB- to A-	1,070	1,043	27	9	18
Non-investment grade	17,696	16,742	954	377	577
Unrated	3,926	3,653	273	108	165
	24,350	23,075	1,275	499	776

The table below details the net income statement effect arising from CDPC exposures.
	2011	2010	2009
	£m	£m	£m
Credit valuation adjustment at 1 January	(490)	(499)	(1,311)
Credit valuation adjustment at 31 December	(1,034)	(490)	(499)
(Increase)/decrease in credit valuation adjustment	(544)	9	812
Net credit/(debit) relating to realisations, hedges, foreign exchange and other movements	459	(150)	(1,769)
Loss from trading activities	(85)	(141)	(957)

Key points
•	The exposure to CDPCs has increased during the year. This was primarily driven by wider credit spreads of the underlying reference loans and bonds.

•	The CVA increased in line with the increase in exposure.

•	Counterparty and credit RWAs increased in line with the increase in the exposure.*

* unaudited

Business review Risk and balance sheet management continued

Other counterparties
The net income statement effect arising from the change in the level of credit valuation adjustments (CVA) for all other counterparties and related trades is shown in the table below.

	2011	2010	2009
	£m	£m	£m
Credit valuation adjustment at 1 January	(1,714)	(1,588)	(1,738)
Credit valuation adjustment at 31 December	(2,254)	(1,714)	(1,588)
(Increase)/decrease in credit valuation adjustment	(540)	(126)	150
Net credit/(debit) relating to realisations, hedges, foreign exchange and other movements	244	(19)	(841)
Loss from trading activities	(296)	(145)	(691)

Key point
•	The CVA held against exposures to other counterparties increased during the year, primarily due to wider credit spreads.

Risk elements in lending, provisions and reserves
Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest.

Impaired loans are all loans for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Loans are classified as accruing loans past due 90 days or more where they are past due 90 days but where no impairment provision is recognised. This category is used for fully collateralised non revolving credit facilities.

	2011			2010			2009
	Core £m	Non-Core £m	Total £m	Core £m	Non-Core £m	Total £m	Group before RFS MI £m	Total £m
Impaired loans
- UK	8,291	7,284	15,575	8,575	7,835	16,410	13,869	13,872
- overseas	7,015	16,157	23,172	4,936	14,355	19,291	17,942	21,153
	15,306	23,441	38,747	13,511	22,190	35,701	31,811	35,025

Accruing loans past due 90 days or more
- UK	1,192	508	1,700	1,434	939	2,373	2,235	2,235
- overseas	364	34	398	262	262	524	943	989
	1,556	542	2,098	1,696	1,201	2,897	3,178	3,224
Total REIL	16,862	23,983	40,845	15,207	23,391	38,598	34,989	38,249

REIL as a % of gross loans and advances (1)	4.4%	30.1%	8.6%	3.7%	20.8%	7.3%	6.1%	5.4%
Closing provision for impairment as a % of total REIL (1)	50%	48%	49%	52%	44%	47%	44%	46%

Note:
(1)	Includes assets of disposal groups and loans excluding reverse repos.

Potential problem loans
Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment provision is required. This category is used for fully collateralised advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2011 £m	2010 £m	2009 £m
Potential problem loans	739	633	1,009

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported  impaired balance.

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Balance sheet analysis: REIL, provisions and reserves continued

REIL by division
The tables below analyse loans and advances (excluding reverse repos and disposal groups) and related REIL, provisions, impairments, amounts written-off and coverage ratios by division.

	Gross loans to banks	Gross loans to customer	REIL	Provisions	REIL as a % of gross customer loans	Provisions as a % of REIL	Impairment charge	Amounts written-off
2011	£m	£m	£m	£m	%	%	£m	£m
UK Retail	628	103,377	4,087	2,344	4.0	57	788	823
UK Corporate	672	96,647	3,972	1,608	4.1	40	782	653
Wealth	2,422	16,913	211	81	1.2	38	25	11
Global Transaction Services	3,464	15,767	218	234	1.4	107	166	79
Ulster Bank	2,079	34,052	5,523	2,749	16.2	50	1,384	124
US Retail & Commercial	208	51,436	1,006	451	2.0	45	247	371
Retail & Commercial	9,473	318,192	15,017	7,467	4.7	50	3,392	2,061
Global Banking & Markets	30,072	75,493	1,845	947	2.4	51	11	76
RBS Insurance and other	3,829	929	—	—	—	—	—	—
Core	43,374	394,614	16,862	8,414	4.3	50	3,403	2,137
Non-Core	619	79,258	23,983	11,469	30.3	48	3,838	2,390
Group before RFS MI	43,993	473,872	40,845	19,883	8.6	49	7,241	4,527
RFS MI	—	—	—	—	—	—	(8)	—
Group	43,993	473,872	40,845	19,883	8.6	49	7,233	4,527

2010
UK Retail	408	108,405	4,620	2,741	4.3	59	1,160	1,135
UK Corporate	72	111,672	3,967	1,732	3.6	44	761	349
Wealth	2,220	16,130	223	66	1.4	30	18	9
Global Transaction Services	3,047	14,437	146	147	1.0	101	8	49
Ulster Bank	2,928	36,858	3,619	1,633	9.8	45	1,161	48
US Retail & Commercial	145	48,516	913	505	1.9	55	483	547
Retail & Commercial	8,820	336,018	13,488	6,824	4.0	51	3,591	2,137
Global Banking & Markets	46,073	75,981	1,719	1,042	2.3	61	146	87
RBS Insurance and other	2,140	601	—	—	—	—	—	—
Core	57,033	412,600	15,207	7,866	3.7	52	3,737	2,224
Non-Core	1,003	108,203	23,391	10,316	21.6	44	5,407	3,818
Group before RFS MI	58,036	520,803	38,598	18,182	7.4	47	9,144	6,042
RFS MI	2	—	—	—	—	—	42	—
Group	58,038	520,803	38,598	18,182	7.4	47	9,186	6,042

2009
UK Retail	818	102,994	4,641	2,677	4.5	58	1,679	1,150
UK Corporate	91	111,580	2,330	1,271	2.1	55	923	352
Wealth	1,841	13,684	218	55	1.6	25	33	12
Global Transaction Services	1,476	12,670	197	189	1.6	96	39	23
Ulster Bank	2,637	39,707	2,260	962	5.7	43	649	34
US Retail & Commercial	30	48,907	643	478	1.3	74	702	546
Retail & Commercial	6,893	329,542	10,289	5,632	3.1	55	4,025	2,117
Global Banking & Markets	38,788	92,110	1,800	1,289	2.0	72	542	169
RBS Insurance and other	1,893	755	—	—	—	—	—	—
Core	47,574	422,407	12,089	6,921	2.9	57	4,567	2,286
Non-Core	1,360	147,263	22,900	8,252	15.6	36	8,523	4,192
Group before RFS MI	48,934	569,670	34,989	15,173	4.4	43	13,090	6,478
RFS MI	7,879	134,809	3,260	2,110	2.4	65	1,044	461
Group	56,813	704,479	38,249	17,283	5.4	45	14,134	6,939

Business review Risk and balance sheet management continued

Movement in REIL
The table below details the movement in REIL during the year ended 31 December 2011.

	Impaired loans			Other loans (1)			REIL
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2011	13,511	22,190	35,701	1,696	1,201	2,897	15,207	23,391	38,598
Transfers to disposal groups	(1,287)	—	(1,287)	(238)	—	(238)	(1,525)	—	(1,525)
Intra-group transfers	300	(300)	—	149	(149)	—	449	(449)	—
Currency translation and other adjustments	(158)	(496)	(654)	(14)	—	(14)	(172)	(496)	(668)
Additions	8,379	8,698	17,077	2,585	1,059	3,644	10,964	9,757	20,721
Transfers	645	381	1,026	(362)	(352)	(714)	283	29	312
Disposals and restructurings	(407)	(1,470)	(1,877)	(9)	(97)	(106)	(416)	(1,567)	(1,983)
Repayments	(3,540)	(3,172)	(6,712)	(2,251)	(1,120)	(3,371)	(5,791)	(4,292)	(10,083)
Amounts written-off	(2,137)	(2,390)	(4,527)	—	—	—	(2,137)	(2,390)	(4,527)
At 31 December 2011	15,306	23,441	38,747	1,556	542	2,098	16,862	23,983	40,845

Note:
(1)	Accruing loans past due 90 days or more (also see table below).

Key points
•
REIL increased by £2.2 billion in the year. REIL at 31 December 2011 excludes £1.5 billion (impaired loans £1.3 billion; accruing loans £0.2 billion) in relation to the UK branch-based businesses being sold to Santander UK plc, of which £1.0 billion was in UK Corporate and £0.5 billion in UK Retail.

•
Ulster Bank Group’s non-performing loans increased significantly by £3.5 billion (Core - £1.9 billion; Non-Core - £1.6 billion). This principally related to residential mortgages (£0.6 billion, 39% increase) and commercial real estate (£2.4 billion, 25% increase), reflecting the continued deterioration in the property sectors in Ireland. The Non-Core REIL increase related to Ulster Bank was partially offset by run off in other Non-Core donating divisions in the year.

Past due analysis
The table below shows loans and advances to customers that were past due at the balance sheet date but are not considered impaired.

							2009
	2011			2010			Group before
	Core	Non-Core	Total	Core	Non-Core	Total	RFS MI	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Past due 1-29 days	5,518	724	6,242	6,401	822	7,223	6,587	7,796
Past due 30-59 days	1,472	171	1,643	1,725	392	2,117	2,300	2,724
Past due 60-89 days	907	107	1,014	922	271	1,193	2,410	2,587
Past due 90 days or more	1,556	542	2,098	1,696	1,201	2,897	3,178	3,224
	9,453	1,544	10,997	10,744	2,686	13,430	14,475	16,331

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Balance sheet analysis: REIL, provisions and reserves continued

Loans, REIL and impairments by sector and geographical region
The tables below analyse gross loans and advances (excluding reverse repos and disposal groups), and related REIL, provisions, impairment charges and amounts written-off, by sector and geographical region (by location of lending office).

	Total
	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
2011
Central and local government	9,742	—	—	—	—	—	—	—
Finance
- banks	43,993	137	123	0.3	90	0.3	—	—
- other	49,681	1,049	719	2.1	69	1.4	89	87
Residential mortgages	143,611	5,084	1,362	3.5	27	0.9	1,076	516
Personal lending	32,623	2,737	2,172	8.4	79	6.7	782	1,286
Property	76,768	21,655	8,862	28.2	41	11.5	3,670	1,171
Construction	9,453	1,762	703	18.6	40	7.4	139	244
Manufacturing	28,132	881	504	3.1	57	1.8	227	215
Service industries and business activities
- retail, wholesale and repairs	23,653	1,007	516	4.3	51	2.2	180	172
- transport and storage	21,931	589	146	2.7	25	0.7	78	43
- health, education and recreation	14,692	1,077	458	7.3	43	3.1	304	98
- hotels and restaurants	8,304	1,437	643	17.3	45	7.7	334	131
- utilities	8,392	88	23	1.0	26	0.3	3	3
- other	28,000	2,403	1,095	8.6	46	3.9	799	373
Agriculture, forestry and fishing	3,600	145	63	4.0	43	1.8	(7)	18
Finance leases and instalment credit	14,499	794	508	5.5	64	3.5	112	170
Interest accruals	791	—	—	—	—	—	—	—
Latent	—	—	1,986	—	—	—	(545)	—
	517,865	40,845	19,883	7.9	49	3.8	7,241	4,527

of which:
UK
- residential mortgages	100,726	2,076	397	2.1	19	0.4	180	25
- personal lending	20,207	2,384	1,925	11.8	81	9.5	645	1,007
- property	55,751	7,880	2,859	14.1	36	5.1	1,413	490
- other	162,220	4,935	3,040	3.0	62	1.9	699	886
Europe
- residential mortgages	18,946	2,205	713	11.6	32	3.8	467	10
- personal lending	2,464	209	180	8.5	86	7.3	25	126
- property	16,384	13,073	5,751	79.8	44	35.1	2,296	508
- other	44,862	5,192	3,206	11.6	62	7.1	1,205	289
US
- residential mortgages	23,237	770	240	3.3	31	1.0	426	481
- personal lending	8,441	143	66	1.7	46	0.8	112	153
- property	3,783	329	92	8.7	28	2.4	(2)	138
- other	38,158	656	913	1.7	139	2.4	(166)	197
RoW
- residential mortgages	702	33	12	4.7	36	1.7	3	—
- personal lending	1,511	1	1	0.1	100	0.1	—	—
- property	850	373	160	43.9	43	18.8	(37)	35
- other	19,623	586	328	3.0	56	1.7	(25)	182
Group before RFS MI	517,865	40,845	19,883	7.9	49	3.8	7,241	4,527
RFS MI	—	—	—	—	—	—	(8)	—
Group	517,865	40,845	19,883	7.9	49	3.8	7,233	4,527

Business review Risk and balance sheet management continued

	Total
	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
2010
Central and local government	8,452	—	—	—	—	—	—	—
Finance
- banks	58,036	145	127	0.2	88	0.2	(13)	12
- other	54,561	1,129	595	2.1	53	1.1	198	141
Residential mortgages	146,501	4,276	877	2.9	21	0.6	1,014	669
Personal lending	37,472	3,544	2,894	9.5	82	7.7	1,370	1,577
Property	90,106	19,584	6,736	21.7	34	7.5	4,682	1,009
Construction	12,032	2,464	875	20.5	36	7.3	530	146
Manufacturing	32,317	1,199	503	3.7	42	1.6	(92)	1,547
Service industries and business activities
- retail, wholesale and repairs	25,165	1,157	572	4.6	49	2.3	334	161
- transport and storage	24,141	248	118	1.0	48	0.5	87	39
- health, education and recreation	19,321	1,055	319	5.5	30	1.7	159	199
- hotels and restaurants	9,681	1,269	504	13.1	40	5.2	321	106
- utilities	9,208	91	23	1.0	25	0.2	14	7
- other	29,994	1,438	749	4.8	52	2.5	378	310
Agriculture, forestry and fishing	3,893	152	86	3.9	57	2.2	31	6
Finance leases and instalment credit	16,850	847	554	5.0	65	3.3	252	113
Interest accruals	1,109	—	—	—	—	—	—	—
Latent	—	—	2,650	—	—	—	(121)	—
	578,839	38,598	18,182	6.7	47	3.1	9,144	6,042

of which:
UK
- residential mortgages	101,593	2,062	314	2.0	15	0.3	169	17
- personal lending	23,620	3,083	2,518	13.1	82	10.7	1,046	1,153
- property	65,462	7,986	2,219	12.2	28	3.4	1,546	397
- other	191,934	5,652	3,580	2.9	63	1.9	1,197	704
Europe
- residential mortgages	20,094	1,551	301	7.7	19	1.5	221	6
- personal lending	2,870	401	316	14.0	79	11.0	66	24
- property	17,775	10,534	4,199	59.3	40	23.6	2,828	210
- other	53,380	3,950	2,454	7.4	62	4.6	763	1,423
US
- residential mortgages	24,201	640	253	2.6	40	1.0	615	645
- personal lending	9,520	55	55	0.6	100	0.6	160	271
- property	4,929	765	202	15.5	26	4.1	321	220
- other	36,780	870	1,133	2.4	130	3.1	(76)	524
RoW
- residential mortgages	613	23	9	3.8	39	1.5	9	1
- personal lending	1,462	5	5	0.3	100	0.3	98	129
- property	1,940	299	116	15.4	39	6.0	(13)	182
- other	22,666	722	508	3.2	70	2.2	194	136
Group before RFS MI	578,839	38,598	18,182	6.7	47	3.1	9,144	6,042
RFS MI	2	—	—	—	—	—	42	—
Group	578,841	38,598	18,182	6.7	47	3.1	9,186	6,042

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Balance sheet analysis: REIL, provisions and reserves continued

	Total
2009	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
Central and local government	7,660	—	—	—	—	—	—	—
Finance
- banks	48,934	206	157	0.4	76	0.3	34	—
- other	60,386	1,539	419	2.5	27	0.7	886	692
Residential mortgages	140,907	3,284	551	2.3	17	0.4	909	642
Personal lending	41,671	3,940	2,926	9.5	74	7.0	2,517	2,002
Property	99,426	14,318	3,422	14.4	24	3.4	3,296	650
Construction	14,760	2,232	519	15.1	23	3.5	479	287
Manufacturing	44,674	3,131	2,088	7.0	67	4.7	1,520	784
Service industries and business activities	134,076	5,308	1,860	4.0	35	1.4	1,964	1,281
Agriculture, forestry and fishing	4,279	137	73	3.2	53	1.7	30	5
Finance leases and instalment credit	20,103	894	418	4.4	47	2.1	271	135
Interest accruals	1,728	—	—	—	—	—	—	—
Latent	—	—	2,740	—	—	—	1,184	—
	618,604	34,989	15,173	5.7	43	2.5	13,090	6,478

of which:
UK	394,297	16,104	6,922	4.1	43	1.8	5,593	2,924
Europe	107,803	13,390	5,449	12.4	41	5.1	3,270	427
US	84,072	4,115	2,020	4.9	49	2.4	3,273	2,656
RoW	32,432	1,380	782	4.3	57	2.4	954	471
Group before RFS MI	618,604	34,989	15,173	5.7	43	2.5	13,090	6,478
RFS MI	142,688	3,260	2,110	2.3	65	1.5	1,044	461
Group	761,292	38,249	17,283	5.0	45	2.3	14,134	6,939

Business review Risk and balance sheet management continued

	Core
2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
Central and local government	8,359	—	—	—	—	—	—	—
Finance
- banks	43,374	136	122	0.3	90	0.3	—	—
- other	46,452	732	572	1.6	78	1.2	207	44
Residential mortgages	138,509	4,704	1,182	3.4	25	0.9	776	198
Personal lending	31,067	2,627	2,080	8.5	79	6.7	715	935
Property	38,704	3,686	1,001	9.5	27	2.6	470	167
Construction	6,781	660	228	9.7	35	3.4	178	143
Manufacturing	23,201	458	221	2.0	48	1.0	106	125
Service industries and business activities
- retail, wholesale and repairs	21,314	619	312	2.9	50	1.5	208	119
- transport and storage	16,454	325	52	2.0	16	0.3	47	29
- health, education and recreation	13,273	576	213	4.3	37	1.6	170	55
- hotels and restaurants	7,143	952	354	13.3	37	5.0	209	60
- utilities	6,543	22	1	0.3	5	—	—	—
- other	24,228	1,095	591	4.5	54	2.4	553	189
Agriculture, forestry and fishing	3,471	98	36	2.8	37	1.0	(15)	5
Finance leases and instalment credit	8,440	172	110	2.0	64	1.3	31	68
Interest accruals	675	—	—	—	—	—	—	—
Latent	—	—	1,339	—	—	—	(252)	—
	437,988	16,862	8,414	3.8	50	1.9	3,403	2,137

of which:
UK
- residential mortgages	99,303	2,024	386	2.0	19	0.4	174	24
- personal lending	20,080	2,347	1,895	11.7	81	9.4	657	828
- property	31,141	2,475	568	7.9	23	1.8	379	113
- other	142,464	2,637	1,536	1.9	58	1.1	525	537
Europe
- residential mortgages	18,393	2,121	664	11.5	31	3.6	437	10
- personal lending	1,972	143	125	7.3	87	6.3	(8)	22
- property	4,846	1,038	367	21.4	35	7.6	162	11
- other	33,794	2,551	1,891	7.6	74	5.6	928	182
US
- residential mortgages	20,311	526	120	2.6	23	0.6	162	164
- personal lending	7,505	136	59	1.8	43	0.8	66	85
- property	2,413	111	24	4.6	22	1.0	16	43
- other	36,054	443	584	1.2	132	1.6	26	101
RoW
- residential mortgages	502	33	12	6.6	36	2.4	3	—
- personal lending	1,510	1	1	0.1	100	0.1	—	—
- property	304	62	42	20.4	68	13.8	(87)	—
- other	17,396	214	140	1.2	65	0.8	(37)	17
Group before RFS MI	437,988	16,862	8,414	3.8	50	1.9	3,403	2,137

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Balance sheet analysis: REIL, provisions and reserves continued

	Core
2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
Central and local government	6,781	—	—	—	—	—	—	—
Finance
- banks	57,033	144	126	0.3	88	0.2	(5)	1
- other	46,910	567	402	1.2	71	0.9	191	53
Residential mortgages	140,359	3,999	693	2.8	17	0.5	578	243
Personal lending	33,581	3,131	2,545	9.3	81	7.6	1,157	1,271
Property	42,455	3,287	818	7.7	25	1.9	739	98
Construction	8,680	610	222	7.0	36	2.6	189	38
Manufacturing	25,797	555	266	2.2	48	1.0	119	124
Service industries and business activities
- retail, wholesale and repairs	21,974	611	259	2.8	42	1.2	199	103
- transport and storage	15,946	112	40	0.7	36	0.3	40	35
- health, education and recreation	17,456	507	134	2.9	26	0.8	145	64
- hotels and restaurants	8,189	741	236	9.0	32	2.9	165	49
- utilities	7,098	22	3	0.3	14	—	1	—
- other	24,464	583	276	2.4	47	1.1	137	98
Agriculture, forestry and fishing	3,758	94	57	2.5	61	1.5	24	5
Finance leases and instalment credit	8,321	244	140	2.9	57	1.7	63	42
Interest accruals	831	—	—	—	—	—	—	—
Latent	—	—	1,649	—	—	—	(5)	—
	469,633	15,207	7,866	3.2	52	1.7	3,737	2,224

of which:
UK
- residential mortgages	99,928	2,010	307	2.0	15	0.3	164	16
- personal lending	23,035	2,888	2,341	12.5	81	10.2	1,033	1,142
- property	34,970	2,454	500	7.0	20	1.4	394	43
- other	161,746	2,657	1,743	1.6	66	1.1	689	318
Europe
- residential mortgages	19,473	1,506	280	7.7	19	1.4	184	6
- personal lending	2,270	203	164	8.9	81	7.2	43	19
- property	5,139	631	240	12.3	38	4.7	241	1
- other	38,992	1,565	1,343	4.0	86	3.4	468	85
US
- residential mortgages	20,548	460	97	2.2	21	0.5	225	221
- personal lending	6,816	35	35	0.5	100	0.5	81	110
- property	1,611	144	43	8.9	30	2.7	84	54
- other	33,110	388	649	1.2	167	2.0	35	171
RoW
- residential mortgages	410	23	9	5.6	39	2.2	5	—
- personal lending	1,460	5	5	0.3	100	0.3	—	—
- property	735	58	35	7.9	60	4.8	20	—
- other	19,390	180	75	0.9	42	0.4	71	38
Group before RFS MI	469,633	15,207	7,866	3.2	52	1.7	3,737	2,224

Business review Risk and balance sheet management continued

	Core
2009	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
Central and local government	6,128	—	—	—	—	—	—	—
Finance
- banks	47,574	168	135	0.4	80	0.3	12	—
- other	50,673	1,038	259	2.0	25	0.5	256	113
Residential mortgages	127,975	2,670	341	2.1	13	0.3	305	146
Personal lending	35,313	3,344	2,560	9.5	77	7.2	1,816	1,398
Property	49,054	1,766	468	3.6	27	1.0	417	37
Construction	9,502	457	131	4.8	29	1.4	58	30
Manufacturing	30,272	491	191	1.6	39	0.6	136	93
Service industries and business activities	100,438	1,762	669	1.8	38	0.7	500	365
Agriculture, forestry and fishing	3,726	90	46	2.4	51	1.2	24	4
Finance leases and instalment credit	8,147	303	116	3.7	38	1.4	52	100
Interest accruals	1,179	—	—	—	—	—	—	—
Latent	—	—	2,005	—	—	—	991	—
	469,981	12,089	6,921	2.6	57	1.5	4,567	2,286

of which:
UK	315,254	7,704	4,209	2.4	55	1.3	2,884	1,645
Europe	66,707	2,607	1,709	3.9	66	2.6	750	46
US	64,526	1,497	876	2.3	59	1.4	813	576
RoW	23,494	281	127	1.2	45	0.5	120	19
Group before RFS MI	469,981	12,089	6,921	2.6	57	1.5	4,567	2,286

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Balance sheet analysis: REIL, provisions and reserves continued

	Non-Core
	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
2011
Central and local government	1,383	—	—	—	—	—	—	—
Finance
- banks	619	1	1	0.2	100	0.2	—	—
- other	3,229	317	147	9.8	46	4.6	(118)	43
Residential mortgages	5,102	380	180	7.4	47	3.5	300	318
Personal lending	1,556	110	92	7.1	84	5.9	67	351
Property	38,064	17,969	7,861	47.2	44	20.7	3,200	1,004
Construction	2,672	1,102	475	41.2	43	17.8	(39)	101
Manufacturing	4,931	423	283	8.6	67	5.7	121	90
Service industries and business activities
- retail, wholesale and repairs	2,339	388	204	16.6	53	8.7	(28)	53
- transport and storage	5,477	264	94	4.8	36	1.7	31	14
- health, education and recreation	1,419	501	245	35.3	49	17.3	134	43
- hotels and restaurants	1,161	485	289	41.8	60	24.9	125	71
- utilities	1,849	66	22	3.6	33	1.2	3	3
- other	3,772	1,308	504	34.7	39	13.4	246	184
Agriculture, forestry and fishing	129	47	27	36.4	57	20.9	8	13
Finance leases and instalment credit	6,059	622	398	10.3	64	6.6	81	102
Interest accruals	116	—	—	—	—	—	—	—
Latent	—	—	647	—	—	—	(293)	—
	79,877	23,983	11,469	30.0	48	14.4	3,838	2,390

of which:
UK
- residential mortgages	1,423	52	11	3.7	21	0.8	6	1
- personal lending	127	37	30	29.1	81	23.6	(12)	179
- property	24,610	5,405	2,291	22.0	42	9.3	1,034	377
- other	19,756	2,298	1,504	11.6	65	7.6	174	349
Europe
- residential mortgages	553	84	49	15.2	58	8.9	30	—
- personal lending	492	66	55	13.4	83	11.2	33	104
- property	11,538	12,035	5,384	104.3	45	46.7	2,134	497
- other	11,068	2,641	1,315	23.9	50	11.9	277	107
US
- residential mortgages	2,926	244	120	8.3	49	4.1	264	317
- personal lending	936	7	7	0.7	100	0.7	46	68
- property	1,370	218	68	15.9	31	5.0	(18)	95
- other	2,104	213	329	10.1	154	15.6	(192)	96
RoW
- residential mortgages	200	—	—	—	—	—	—	—
- personal lending	1	—	—	—	—	—	—	—
- property	546	311	118	57.0	38	21.6	50	35
- other	2,227	372	188	16.7	51	8.4	12	165
Group before RFS MI	79,877	23,983	11,469	30.0	48	14.4	3,838	2,390

Business review Risk and balance sheet management continued

	Non-Core
2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
Central and local government	1,671	—	—	—	—	—	—	—
Finance
- banks	1,003	1	1	0.1	100	0.1	(8)	11
- other	7,651	562	193	7.3	34	2.5	7	88
Residential mortgages	6,142	277	184	4.5	66	3.0	436	426
Personal lending	3,891	413	349	10.6	85	9.0	213	306
Property	47,651	16,297	5,918	34.2	36	12.4	3,943	911
Construction	3,352	1,854	653	55.3	35	19.5	341	108
Manufacturing	6,520	644	237	9.9	37	3.6	(211)	1,423
Service industries and business activities
- retail, wholesale and repairs	3,191	546	313	17.1	57	9.8	135	58
- transport and storage	8,195	136	78	1.7	57	1.0	47	4
- health, education and recreation	1,865	548	185	29.4	34	9.9	14	135
- hotels and restaurants	1,492	528	268	35.4	51	18.0	156	57
- utilities	2,110	69	20	3.3	29	0.9	13	7
- other	5,530	855	473	15.5	55	8.6	241	212
Agriculture, forestry and fishing	135	58	29	43.0	50	21.5	7	1
Finance leases and instalment credit	8,529	603	414	7.1	69	4.9	189	71
Interest accruals	278	—	—	—	—	—	—	—
Latent	—	—	1,001	—	—	—	(116)	—
	109,206	23,391	10,316	21.4	44	9.4	5,407	3,818

of which:
UK
- residential mortgages	1,665	52	7	3.1	13	0.4	5	1
- personal lending	585	195	177	33.3	91	30.3	13	11
- property	30,492	5,532	1,719	18.1	31	5.6	1,152	354
- other	30,188	2,995	1,837	9.9	61	6.1	508	386
Europe
- residential mortgages	621	45	21	7.2	47	3.4	37	—
- personal lending	600	198	152	33.0	77	25.3	23	5
- property	12,636	9,903	3,959	78.4	40	31.3	2,587	209
- other	14,388	2,385	1,111	16.6	47	7.7	295	1,338
US
- residential mortgages	3,653	180	156	4.9	87	4.3	390	424
- personal lending	2,704	20	20	0.7	100	0.7	79	161
- property	3,318	621	159	18.7	26	4.8	237	166
- other	3,670	482	484	13.1	100	13.2	(111)	353
RoW
- residential mortgages	203	—	—	—	—	—	4	1
- personal lending	2	—	—	—	—	—	98	129
- property	1,205	241	81	20.0	34	6.7	(33)	182
- other	3,276	542	433	16.5	80	13.2	123	98
Group before RFS MI	109,206	23,391	10,316	21.4	44	9.4	5,407	3,818

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Balance sheet analysis: REIL, provisions and reserves continued

	Non-Core
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

Impairment loss provision methodology
A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence that an event or events since initial recognition of the asset have adversely affected the amount or timing of future cash flows from the asset.

For retail loans, which are segmented into collective, homogenous portfolios, time-based measures, such as days past due, are typically used as evidence of impairment. For these portfolios, the Group recognises an impairment at 90 days past due.

For corporate portfolios, given their complexity and nature, the Group relies not only on time-based measures but also on management judgement to identify evidence of impairment. Other factors considered may include: significant financial difficulty of the borrower; a breach of contract; a loan restructuring; a probable bankruptcy; and any observable data indicating a measurable decrease in estimated future cash flows.

Depending on various factors as explained below, the Group uses one of the following three different methods to assess the amount of provision required: individual; collective; and latent.

•
Individually assessed provisions: provisions required for individually significant impaired assets are assessed on a case-by-case basis. If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the assets carrying amount and the present value of the estimated future cash flows discounted at the financial asset’s original effective interest rate. Future cash flows are estimated through a case-by-case analysis of individually assessed assets.

This assessment takes into account the benefit of any guarantee or other collateral held. The value and timing of cash flow receipts are based on available estimates in conjunction with facts available at that time. Timings and amounts of cash flows are reviewed on subsequent assessment dates, as new information becomes available. The asset continues to be assessed on an individual basis until it is repaid in full, transferred to the performing portfolio or written-off.

Business review Risk and balance sheet management continued

•
Collectively assessed provisions: provisions on impaired credits below an agreed threshold are assessed on a portfolio basis to reflect the homogeneous nature of the assets. The Group segments impaired credits in its collectively assessed portfolios according to asset type, such as credit cards, personal loans, mortgages and smaller homogenous wholesale portfolios, such as business or commercial banking. A further distinction is made between those impaired assets in collections and those in recoveries (refer to Problem debt management on page 97 for a discussion of the collections and recoveries functions).

The provision is determined based on a quantitative review of the relevant portfolio, taking account of the level of arrears, the value of any security, historical and projected cash recovery trends over the recovery period. The provision also incorporates any adjustments that may be deemed appropriate given current economic and credit conditions. Such adjustments may be determined based on: a review of the current cash collections profile performance against historical trends; updates to metric inputs - including model recalibrations; and monitoring of operational processes used in managing exposures - including the time taken to process non-performing exposures.

•
Latent loss provisions: a separate approach is taken for provisions held against impairments in the performing portfolio that have been incurred as a result of events occurring before the balance sheet date but which have not been identified at the balance sheet date.

The Group’s methodologies to estimate latent loss provisions reflect:
- the probability that the performing customer will default;
- historical loss experience, adjusted, where appropriate, given current economic and credit conditions; and
- the emergence period, defined as the period between an impairment event occurring and a loan being identified and reported as impaired.

Emergence periods are estimated at a portfolio level and reflect the portfolio product characteristics such as the repayment terms and the duration of the loss mitigation and recovery processes. They are based on internal systems and processes within the particular portfolio and are reviewed regularly.

As with collectively assessed impaired portfolios, the Group segments its performing portfolio according to asset type.

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

Analyses of provisions are set out on page 162 and 163.

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

The Group reviews its portfolios of available-for-sale financial assets for evidence of impairment, which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and it becoming probable that the issuer will enter bankruptcy or other financial reorganisation. However, the disappearance of an active market because an entity’s financial instruments are no longer publicly traded is not evidence of impairment. Furthermore, a downgrade of an entity’s credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information. A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment. Determining whether objective evidence of impairment exists requires the exercise of management judgment. The unrecognised losses on the Group’s available-for-sale debt securities are concentrated in its portfolios of mortgage-backed securities. The losses reflect the widening of credit spreads as a result of the reduced market liquidity in these securities and the current uncertain macroeconomic outlook in the US and Europe. The underlying securities remain unimpaired.

Analyses of AFS debt securities and related AFS reserves are set out on page 164.

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Balance sheet analysis: REIL, provisions and reserves continued

Movement in loan impairment provisions
The movement in impairment provisions by division is shown in the table below.

	UK Retail	UK Corporate	Wealth	GTS (1)	Ulster Bank	US R&C (2)	Total R&C (2)	GBM (3)	Total Core	Non-Core	RFS MI	Group
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	2,741	1,732	66	147	1,633	505	6,824	1,042	7,866	10,316	—	18,182
Intra-group transfers	—	177	—	—	—	—	177	—	177	(177)	—	—
Transfers to disposal groups	(335)	(436)	—	(2)	—	—	(773)	—	(773)	—	—	(773)
Currency translation and other adjustments	—	25	3	2	(79)	(6)	(55)	(21)	(76)	(207)	—	(283)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	8	8
Amounts written-off	(823)	(653)	(11)	(79)	(124)	(371)	(2,061)	(76)	(2,137)	(2,390)	—	(4,527)
Recoveries of amounts previously written-off	68	17	—	—	1	76	162	5	167	360	—	527
Charged to income statement
- continuing operations	788	782	25	166	1,384	247	3,392	11	3,403	3,838	—	7,241
- discontinued operations	—	—	—	—	—	—	—	—	—	—	(8)	(8)
Unwind of discount (4)	(96)	(36)	(2)	—	(66)	—	(200)	(13)	(213)	(271)	—	(484)
At 31 December	2,343	1,608	81	234	2,749	451	7,466	948	8,414	11,469	—	19,883

Individually assessed
- banks	—	—	2	7	—	—	9	113	122	1	—	123
- customers	—	679	70	193	991	73	2,006	668	2,674	9,960	—	12,634
Collectively assessed	2,157	662	—	17	1,282	161	4,279	—	4,279	861	—	5,140
Latent	186	267	9	17	476	217	1,172	167	1,339	647	—	1,986
	2,343	1,608	81	234	2,749	451	7,466	948	8,414	11,469	—	19,883

2010
At 1 January	2,677	1,271	55	189	962	478	5,632	1,289	6,921	8,252	2,110	17,283
Intra-group transfers	—	—	—	—	(351)	—	(351)	(217)	(568)	568	—	—
Transfers to disposal groups	—	—	—	—	—	—	—	—	—	(72)	—	(72)
Currency translation and other adjustments	—	71	4	(2)	(22)	19	70	(86)	(16)	59	—	43
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	(20)	(2,152)	(2,172)
Amounts written-off	(1,135)	(349)	(9)	(49)	(48)	(547)	(2,137)	(87)	(2,224)	(3,818)	—	(6,042)
Recoveries of amounts previously written-off	128	8	—	1	1	72	210	3	213	198	—	411
Charged to income statement
- continuing operations	1,160	761	18	8	1,161	483	3,591	146	3,737	5,407	—	9,144
- discontinued operations	—	—	—	—	—	—	—	—	—	—	42	42
Unwind of discount (4)	(89)	(30)	(2)	—	(70)	—	(191)	(6)	(197)	(258)	—	(455)
At 31 December	2,741	1,732	66	147	1,633	505	6,824	1,042	7,866	10,316	—	18,182

Individually assessed
- banks	—	—	2	7	—	—	9	117	126	1	—	127
- customers	—	546	57	111	502	56	1,272	676	1,948	8,161	—	10,109
Collectively assessed	2,526	689	—	14	733	177	4,139	—	4,139	1,157	—	5,296
Latent	215	497	7	15	398	272	1,404	249	1,653	997	—	2,650
	2,741	1,732	66	147	1,633	505	6,824	1,042	7,866	10,316	—	18,182

For the notes relating to this table refer to page 163.

Business review Risk and balance sheet management continued

	UK Retail	UK Corporate	Wealth	GTS (1)	Ulster Bank	US R&C (2)	Total R&C (2)	GBM (3)	Total Core	Non-Core	RFS MI	Group
2009	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	2,086	696	34	43	491	298	3,648	621	4,269	5,182	1,565	11,016
Transfers to disposal groups	—	—	—	—	—	—	—	(16)	(16)	(305)	(3)	(324)
Currency translation and other adjustments	67	5	1	128	(109)	(34)	58	365	423	(851)	(102)	(530)
Disposal of subsidiaries	—	—	—	—	—	—	—	(62)	(62)	(3)	—	(65)
Amounts written-off	(1,150)	(352)	(12)	(23)	(34)	(546)	(2,117)	(169)	(2,286)	(4,192)	(461)	(6,939)
Recoveries of amounts previously written-off	97	20	—	2	1	58	178	11	189	136	74	399
Charged to income statement
- continuing operations	1,679	923	33	39	649	702	4,025	542	4,567	8,523	—	13,090
- discontinued operations	—	—	—	—	—	—	—	—	—	—	1,044	1,044
Unwind of discount (4)	(102)	(21)	(1)	—	(36)	—	(160)	(3)	(163)	(238)	(7)	(408)
At 31 December	2,677	1,271	55	189	962	478	5,632	1,289	6,921	8,252	2,110	17,283

Individually assessed
- banks	—	—	2	8	—	—	10	125	135	22	—	157
- customers	—	205	44	156	280	14	699	573	1,272	6,229	1,295	8,796
Collectively assessed	2,475	475	—	17	412	130	3,509	—	3,509	1,266	479	5,254
Latent	202	591	9	8	270	334	1,414	591	2,005	735	336	3,076
	2,677	1,271	55	189	962	478	5,632	1,289	6,921	8,252	2,110	17,283

Notes:
(1)	Global Transaction Services.
(2)	Retail & Commercial.
(3)	Global Banking & Markets.
(4)	Recognised in interest income.

Analysis of loan impairment charge
The following table analyses impairment losses.
	2011 £m	2010 £m	2009 £m

Latent loss	(545)	(121)	1,184
Collectively assessed	2,591	3,070	3,994
Individually assessed	5,195	6,208	7,878
Customer loans	7,241	9,157	13,056
Bank loans	—	(13)	34
Securities	1,468	112	809
Charge to income statement	8,709	9,256	13,899

Charge relating to customer loans as a % of gross customer loans (1)	1.5%	1.7%	2.3%

Note:
(1)	Customer loan impairment charge as a percentage of gross loans and advances to customers including assets of disposal groups and excluding reverse repos.

Key points
•	Impairment provisions, net of £0.8 billion relating to disposal groups, increased by £1.7 billion during 2011.

•
Ulster Bank Group’s provisions increased by £3.1 billion during the year (Core - £1.1 billion; Non-Core - £2.0 billion), with provision coverage increasing to 53% (Core - 50%; Non-Core - 54%) from 44% at the end of 2010, predominantly reflecting the deterioration in the value of the commercial real estate development portfolio.

Business review Risk and balance sheet management continued

Risk management: Credit risk continued
Balance sheet analysis: REIL, provisions and reserves continued

	2011				2010			2009
	Core	Non-Core	RFS MI	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loan impairment losses
- customers	3,403	3,838	—	7,241	3,742	5,415	9,157	4,555	8,501	13,056
- banks	—	—	—	—	(5)	(8)	(13)	12	22	34
	3,403	3,838	—	7,241	3,737	5,407	9,144	4,567	8,523	13,090

Impairment losses on securities
- debt securities	1,381	50	2	1,433	40	41	81	98	503	601
- equity securities	4	31	—	35	4	27	31	13	195	208
	1,385	81	2	1,468	44	68	112	111	698	809

Charge to income statement	4,788	3,919	2	8,709	3,781	5,475	9,256	4,678	9,221	13,899

Key points
•
The impairment charge, excluding securities, decreased by £1.9 billion or 21% compared with 2010, driven largely by a £1.6 billion reduction in Non-Core, despite continuing challenges in Ulster Bank and corporate real estate portfolios.

•	The Group’s customer loan impairment charge as a percentage of loans and advances was 1.5% compared with 1.7% for 2010.

•	The securities impairment in 2011 primarily reflects an impairment charge of £1.3 billion in respect of the Group’s holdings of Greek sovereign bonds and related interest rate hedges.

Available-for-sale debt securities and reserves
The table below analyses available-for-sale debt securities and related reserves, gross of tax.

	2011				2010
	US	UK	Other (1)	Total	US	UK	Other (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	20,848	13,436	25,552	59,836	22,244	8,377	32,865	63,486
Banks	376	1,391	11,408	13,175	704	4,297	11,981	16,982
Other financial institutions	17,453	3,100	11,199	31,752	15,973	1,662	11,513	29,148
Corporate	131	1,105	1,299	2,535	65	438	1,011	1,514
Total	38,808	19,032	49,458	107,298	38,986	14,774	57,370	111,130

Of which ABS	20,256	3,659	16,820	40,735	20,872	4,002	17,641	42,515

AFS reserves (gross)	486	845	(1,815)	(484)	(304)	158	(2,559)	(2,705)

Note:
(1)	Includes eurozone countries as detailed on pages 169 to 186.

Business review Risk and balance sheet management continued

Available-for-sale debt securities: gross unrealised losses
The table below shows the fair value of available-for-sale debt securities that were in an unrealised loss position at 31 December and the related gross unrealised losses.

	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealised losses	Fair value	Gross unrealised losses	Fair value	Gross unrealised losses
2011	£m	£m	£m	£m	£m	£m
Central and local government - Other	2,878	65	778	106	3,656	171
Banks	3,924	49	5,676	789	9,600	838
Other financial institutions	472	41	6,504	2,345	6,976	2,386
Corporate	204	11	78	2	282	13
Total	7,478	166	13,036	3,242	20,514	3,408

Of which ABS	878	54	11,908	3,104	12,786	3,158

2010
Central and local government
- UK	716	10	—	—	716	10
- US	74	1	163	1	237	2
- Other	4,328	6	1,738	612	6,066	618
Banks	1,655	16	6,202	770	7,857	786
Other financial institutions	2,993	73	6,972	2,553	9,965	2,626
Corporate	163	32	114	23	277	55
Total	9,929	138	15,189	3,959	25,118	4,097

Of which ABS	2,519	101	12,867	3,296	15,386	3,397

Business review Risk and balance sheet management continued

Risk management: Country risk
Introduction*
Country risk is the risk of material losses arising from significant country-specific events such as sovereign events (default or restructuring); economic events (contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (transfer or convertibility restrictions and expropriation or nationalisation); and natural disaster or conflict. Such events have the potential to affect elements of the Group’s credit portfolio that are directly or indirectly linked to the country in question and can also give rise to market, liquidity, operational and franchise risk related losses.

External risk environment*
2011 was another year of heightened country risks. However, trends were divergent, with conditions deteriorating among vulnerable eurozone countries facing growth impediments and higher public debt burdens, while many emerging markets continued to enjoy relative stability, seeing net inflows of capital for the full year and lower spreads despite some risk aversion in the second half. In the US, notwithstanding a more challenging political environment and a sovereign downgrade from a rating agency, a deal was secured to increase the sovereign debt ceiling, and yields on government debt remain low.

Eurozone risks
Europe was at the centre of rising global risks, owing to a combination of slower growth among some of its major economies and a further deepening of the ongoing sovereign crisis, which in turn harmed financial sector health. Risks in Greece rose as a deeper than expected contraction in GDP impacted the fiscal adjustment programme and hit debt sustainability. Negotiations on a voluntary restructuring of public debt held by the private sector commenced in the first half and a deal was eventually reached in February 2012, with more punitive write-offs for private investors than previously envisaged. This in turn led to an agreement by eurozone leaders on a further borrowing programme for the Greek government.

In May 2011, Portugal’s new government agreed a borrowing programme with the European Union and International Monetary Fund (EU-IMF) after a sharp deterioration in sovereign liquidity. Ireland's performance under its EU-IMF programme was good and the announcement of a bank restructuring deal without defaults on senior debt obligations helped improve market confidence. This was reflected in a compression in bond spreads in the second half of the year.

Despite the announcement of significant new support proposals by eurozone leaders in July 2011, investor worries over risks to their implementation rose and market conditions worsened markedly as a result. Risk aversion towards Spanish and Italian assets picked up and despite a policy response by both countries, yields remained elevated, prompting the ECB to intervene to support their bonds in secondary markets for the first time. Contagion affected bank stocks and asset prices.

Eurozone leaders responded by stepping up anti-crisis efforts, focusing largely on agreeing fiscal reform, bolstering bank capital and strengthening capacity to offer financing support to sovereigns losing market access. The ECB continued to buy sovereign debt in the secondary market and increased liquidity support to banks with the introduction of an emergency three-year long-term refinancing operation in December. This helped ease interbank funding tensions somewhat and may have contributed to some relief in sovereign debt markets late in the year, as yields on new issuance by Spain and Italy dropped.

Emerging markets
Emerging markets continued to perform relatively well. In Asia, despite slowing growth, China and India continued to post strong overall expansion, while generally large external savings levels reinforced balance of payments stability. In China specifically, measures to curb house price growth began to have a more noticeable impact, with real estate prices falling in many cities. Efforts are underway to address some bank asset quality concerns linked to rapid lending growth in 2009.

In emerging Europe, Russia experienced some contagion into asset markets from weaker commodity prospects and a challenging investment climate, but the sovereign balance sheet remained quite robust. Foreign exchange debts remained a risk factor in a number of Eastern European economies. Elsewhere, Turkey’s economy cooled in the second half of 2011, helping to narrow the current account deficit sharply, though external vulnerabilities persisted.

The Middle East and North Africa witnessed political instability in a number of the relatively lower-income countries. The path of any transition has yet to become fully clear in most cases. Excluding Bahrain, pressures for change were more contained in the Gulf Co-Operation Council countries.

Latin America remained characterised by relative stability owing to balance sheet repair by a number of countries following crises in previous decades. Capital inflows contributed to currency appreciation, but overheating pressures have so far proven contained, including in Brazil where credit growth slowed from high levels.

Outlook
Overall, the outlook for 2012 remains challenging with risks likely to remain elevated but divergent. Much will depend on the success of EU efforts to contain contagion from the sovereign crisis (where downside risks are high) and whether growth headwinds in larger advanced economies persist. Emerging market balance sheet risks remain lower, despite ongoing structural and political constraints, but these economies will continue to be affected by events elsewhere through financial markets and trade channels.

* unaudited

Business review Risk and balance sheet management continued

Governance*
All country exposures are covered by the Group's country risk framework. In this framework, a limited number of advanced countries are under risk-based monitoring, with all other countries placed under limit control using the Group’s country risk watchlist process either when these have been identified as exhibiting signs of stress, or when it is considered appropriate. Detailed portfolio reviews are undertaken to align country risk profiles to the Group’s country risk appetite in light of evolving economic and political developments.

The framework for the Group’s appetite for country risk is set by the Executive Risk Forum (ERF) in the form of country risk appetite ceilings by sovereign risk grade for both total and medium-term exposure. Authority is delegated to the Group Country Risk Committee to manage exposures within the framework, with escalation where needed to ERF.

Total and medium-term exposure limits are set for individual countries based on a risk assessment taking into account the country’s economic situation and outlook as well as the Group’s franchise and business mix in that country. Additional limitations (for example, on foreign-currency exposure and product types with higher potential for loss in case of country events) may be established to address specific vulnerabilities in the context of a country's outlook and/or the Group's business strategy in a particular country.

Monitoring, management and mitigation*
A country watchlist framework is in place to proactively monitor emerging issues and facilitate the development of mitigation strategies.

Management of country risk was further strengthened in 2011 with intensified stress testing, portfolio actions on a number of countries and enhancements to risk appetite setting and management systems, contributing inter alia to a reduction in exposures to a range of countries.

During 2011, the Group conducted an analysis of its country risk profile. The outcome of this analysis was used to define more specific scenarios to be used as trigger events in stress testing - on an ongoing basis - at both Group and divisional levels. Such risk scenarios include a major balance sheet deleveraging across Europe, a default of a eurozone sovereign, or one or more stressed member states exiting the eurozone and undergoing currency redenomination, with subsequent contagion effects.

The situation remains very uncertain and the results of stress tests are sensitive to input assumptions. As a result, estimates of the potential impact on the Group of various developments are wide-ranging. If a single country exits the eurozone, the impact could be limited. If several do, the impact is likely to be significant. Depending on the circumstances, the generally negative effect on the Group of devaluations could be offset by the impact of revaluations. Nonetheless, the extent of market disruption is very difficult to predict and could be substantial.

From mid-2011, the Group intensified its risk-mitigating actions at divisional level aimed at preparing the Group for a wide variety of potential eurozone stress scenarios, with a particular focus on counterparty credit risk, settlement risk and funding risk. It also carried out a detailed assessment of the potential impact of such scenarios on Group systems to ensure broad readiness.

In a few specific cases, management of the Group’s exposure was temporarily handed over to a cross-divisional country crisis team. Risk mitigation actions typically included taking guarantees or insurance, updating collateral agreements, credit documentation reviews and specified credit referral processes.

Risk appetite setting was strengthened by various measures. In addition to Greece, Ireland and Portugal, the Group brought Italy and Spain under country limit control. Belgium and Japan followed in January 2012, with other advanced countries scheduled for review in this process throughout 2012. Benchmark ratios systematically guide the setting of medium-term country exposure limits.

The Group’s regular, comprehensive and detailed country exposure reviews were further enhanced by intensified counterparty monitoring. Refer to pages 105 to 107 for discussion on banks, financial institutions and other sectors.

All of this, in combination with customers’ own efforts to reduce their debt levels, contributed to reductions in exposure to a range of countries including the vulnerable eurozone countries, Japan and countries in political transition in North Africa and the Middle East. Exposure reductions were implemented selectively, often retaining some credit lines for strategic clients and in cases of sufficient risk mitigation. Due to their nature, medium-term exposures cannot be adjusted as rapidly as short-term exposure.

Further strategic enhancements to portfolio management systems included the introduction of a comprehensive country risk management and reporting application, comprising banking and trading book exposures across the Group on a consistent basis, and taking account of country risk transfers given guarantees, insurance and collateral taken. This system supports analysing and managing the exposures to countries in the eurozone and elsewhere, by tenor bucket, currency type, sector and product type, as well as by individual counterparty names and facilities. In addition, developments in trading book management systems played a role in actual exposure reductions in trading on a number of countries.

Internal rating systems were also further developed, contributing to more accurate calculations of country-specific default probabilities and expected loss given default rates which are determinants in the calculation of risk-weighted assets and economic capital.

Other developments in country risk management in 2011 included the development of the regional and country risk view in the Group’s economic capital model and in integrated stress testing.

* unaudited

Business review Risk and balance sheet management continued

Risk management: Country risk continued
Monitoring, management and mitigation* continued
Going forward, the Group continues to extend country limit control to other countries within and outside the eurozone and will continue to manage medium-term exposure closer to its medium-term benchmark ratios. In addition, work is continuing on the determination of actual appetite per country, on the country risk reporting systems and their integration with credit, treasury and finance systems, on the representation of country risk aspects in rating models, economic capital models and integrated stress testing, and on the combination with actual and expected returns. All of this should help RBS determine and steer its risk profile and further optimise the Group’s global portfolio management.

Credit default swap (CDS) contracts are used for a number of purposes such as hedging of the credit trading portfolio, management of counterparty credit exposure and the mitigation of wrong-way risk. The Group generally uses CDS contracts to manage exposure on a portfolio rather than specific exposures. This may give rise to maturity mismatches between the underlying exposure and the CDS contract as well as between bought and sold CDS contracts on the same reference entity.

The terms of the Group’s CDS contracts are covered by standard ISDA documentation, which determines if a contract is triggered due to a credit event. Such events may include bankruptcy or restructuring of the reference entity or a failure of the reference entity to repay its debt or interest. Under the terms of a CDS contract, one of the regional ISDA Credit Derivatives Determinations Committees is empowered to decide whether or not a credit event has occurred.

Country risk analysis
All the data tables and related definitions in this section are audited.

The following tables show the Group’s exposure by country of incorporation of the counterparty at 31 December 2011. Countries shown are those where the Group’s balance sheet exposure to counterparties incorporated in the country exceeded £1 billion and the country had an external rating of A+ or below from S&P, Moody’s or Fitch at 31 December 2011, as well as selected eurozone countries. The numbers are stated before taking into account the impact of mitigating action, such as collateral, insurance or guarantees that may have been taken to reduce or eliminate exposure to country risk events. Exposures relating to ocean-going vessels are not included due to their multinational nature.

The following definitions apply to the tables and key points on pages 169 to 186:

Lending comprises gross loans and advances to: central and local governments; central banks, including cash balances; other banks and financial institutions, incorporating overdraft and other short-term credit lines; corporations, in large part loans and leases; and individuals, comprising mortgages, personal loans and credit card balances. Lending includes impaired loans and loans where an impairment event has taken place, but no impairment provision is recognised.

Debt securities comprise securities classified as available-for-sale (AFS), loans and receivables (LAR), held-for-trading (HFT) and designated as at fair value through profit or loss (DFV). All debt securities other than LAR securities are carried at fair value with LAR debt securities are carried at amortised cost less impairment. HFT debt securities are presented as gross long positions (including DFV securities) and short positions per country. Impairment losses and exchange differences relating to AFS debt securities, together with interest, are recognised in the income statement; other changes in the fair value of AFS securities are reported within AFS reserves, which are presented gross of tax.

Derivatives comprise the mark-to-market (mtm) value of such contracts after the effect of enforceable netting agreements, but gross of collateral. Reverse repurchase agreements (repos) comprise the mtm value of counterparty exposure arising from repo transactions net of collateral.

Balance sheet exposures comprise lending exposures, debt securities and derivatives, and repo exposures.

Contingent liabilities and commitments comprise contingent liabilities, including guarantees and committed undrawn facilities.

Credit default swap (CDS) under CDS contract the credit risk on the reference entity is transferred from the buyer to the seller. The fair value, or mtm, represents the balance sheet carrying value. The mtm value of CDSs is included within derivatives against the counterparty of the trade, as opposed to the reference entity. The notional is the par amount of the credit protection bought or sold and is included against the reference entity of the CDS contract.

The column CDS notional less fair value represents the notional less fair value amounts arising from sold positions netted against those arising from bought positions, and represents the net change in exposure for a given reference entity should the CDS contract be triggered by a credit event, assuming there is a zero recovery rate. However, in most cases, the Group expects the recovery rate to be greater than zero and the exposure change to be less than this amount.

The Group primarily transacts CDS contracts with investment-grade global financial institutions who are active participants in the CDS market. These transactions are subject to regular margining. For European peripheral sovereigns, credit protection has been purchased from a number of major European banks, predominantly outside the country of the reference entity. In a few cases where protection was bought from banks in the country of the reference entity, giving rise to wrong-way risk, this risk is mitigated through specific collateralisation. Due to their bespoke nature, exposures relating to CDPCs and related hedges have not been included, as they cannot be meaningfully attributed to a particular country or a reference entity. Exposures to CDPCs are disclosed on page 148.

The Group used CDS contracts throughout 2011 to manage both eurozone country and counterparty exposures. As shown in the individual country tables, this resulted in increases in both gross notional bought and sold eurozone CDS contracts, mainly on Italy, France and the Netherlands. The magnitude of the fair value of bought and sold CDS contracts increased over 2011 in line with the widening of eurozone CDS spreads.

‘Other eurozone’ comprises Austria, Cyprus, Estonia, Finland, Malta, Slovakia and Slovenia.

* unaudited

Business review Risk and balance sheet management continued

Monitoring, management and mitigation* continued

	Lending
	Central and local government	Central banks	Other banks	Other financial institutions	Corporate	Personal	Total lending	Of which Non-Core	Debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Contingent liabilities and commitments	Total	CDS notional less fair value
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Eurozone
Ireland	45	1,467	136	336	18,994	18,858	39,836	10,156	886	2,824	43,546	2,928	46,474	53
Spain	9	3	206	154	5,775	362	6,509	3,735	6,155	2,393	15,057	2,630	17,687	(1,013)
Italy	—	73	233	299	2,444	23	3,072	1,155	1,258	2,314	6,644	3,150	9,794	(452)
Greece	7	6	—	31	427	14	485	94	409	355	1,249	52	1,301	1
Portugal	—	—	10	—	495	5	510	341	113	519	1,142	268	1,410	55
Germany	—	18,068	653	305	6,608	155	25,789	5,402	15,767	16,037	57,593	7,527	65,120	(2,401)
Netherlands	2,567	7,654	623	1,575	4,827	20	17,266	2,498	9,893	10,285	37,444	10,216	47,660	(1,295)
France	481	3	1,273	437	3,761	79	6,034	2,317	7,794	9,058	22,886	10,217	33,103	(2,846)
Luxembourg	—	—	101	1,779	2,228	2	4,110	1,497	130	3,689	7,929	2,007	9,936	(404)
Belgium	213	8	287	354	588	20	1,470	480	652	3,010	5,132	1,359	6,491	(99)
Other	121	—	28	115	1,375	26	1,665	324	710	1,971	4,346	1,365	5,711	(25)
Total	3,443	27,282	3,550	5,385	47,522	19,564	106,746	27,999	43,767	52,455	202,968	41,719	244,687	(8,426)

Other countries
India	—	275	610	35	2,949	127	3,996	350	1,530	218	5,744	1,280	7,024	(105)
China	74	178	1,237	17	654	30	2,190	50	597	413	3,200	1,559	4,759	(62)
South Korea	—	5	812	3	576	1	1,397	3	845	404	2,646	627	3,273	(22)
Turkey	215	193	253	66	1,072	16	1,815	423	361	94	2,270	437	2,707	10
Russia	—	36	970	8	659	62	1,735	76	186	66	1,987	356	2,343	(343)
Brazil	—	—	936	—	227	4	1,167	70	790	24	1,981	319	2,300	(377)
Romania	66	145	30	8	413	392	1,054	1,054	220	6	1,280	160	1,440	8
Mexico	—	7	233	—	683	1	924	39	83	131	1,138	353	1,491	10
Poland	35	208	3	9	624	6	885	45	116	56	1,057	701	1,758	(99)

* unaudited

Business review Risk and balance sheet management continued
Monitoring, management and mitigation* continued
Risk management: Country risk continued

	Lending
	Central and local government	Central banks	Other banks	Other financial institutions	Corporate	Personal	Total lending	Of which Non-Core	Debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Contingent liabilities and commitments	Total	CDS notional less fair value
2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Eurozone
Ireland	61	2,119	87	813	19,886	20,228	43,194	10,758	1,323	2,940	47,457	4,316	51,773	(32)
Spain	19	5	166	92	6,991	407	7,680	4,538	7,107	2,047	16,834	3,061	19,895	(964)
Italy	45	78	668	418	2,483	27	3,719	1,901	3,836	2,032	9,587	3,853	13,440	(838)
Greece	14	36	18	31	191	16	306	130	974	227	1,507	164	1,671	182
Portugal	86	—	63	—	611	6	766	316	242	394	1,402	734	2,136	41
Germany	—	10,894	1,060	422	7,519	162	20,057	6,471	14,747	15,266	50,070	8,917	58,987	(1,551)
Netherlands	914	6,484	554	1,801	6,170	81	16,004	3,205	12,523	9,058	37,585	18,141	55,726	(1,530)
France	511	3	1,095	470	4,376	102	6,557	2,787	14,041	8,607	29,205	11,640	40,845	(1,925)
Luxembourg	—	25	26	734	2,503	3	3,291	1,517	378	2,545	6,214	2,383	8,597	(532)
Belgium	102	14	441	32	893	327	1,809	501	803	2,238	4,850	1,492	6,342	57
Other	124	1	142	119	1,505	24	1,915	332	535	1,370	3,820	2,037	5,857	(82)
Total	1,876	19,659	4,320	4,932	53,128	21,383	105,298	32,456	56,509	46,724	208,531	56,738	265,269	(7,174)

Other countries
India	—	—	1,307	307	2,665	273	4,552	653	1,686	178	6,416	1,281	7,697	(195)
China	17	298	1,223	16	753	64	2,371	236	573	252	3,196	1,589	4,785	(117)
South Korea	—	276	1,033	5	558	2	1,874	53	1,353	493	3,720	1,143	4,863	(159)
Turkey	282	68	448	37	1,386	12	2,233	692	550	111	2,894	686	3,580	(91)
Russia	—	110	244	7	1,181	58	1,600	125	124	51	1,775	596	2,371	(134)
Brazil	—	—	825	—	315	5	1,145	120	687	15	1,847	190	2,037	(369)
Romania	36	178	21	21	426	446	1,128	1,123	310	8	1,446	319	1,765	23
Mexico	—	8	149	—	999	1	1,157	303	144	122	1,423	840	2,263	84
Poland	—	168	7	7	655	6	843	108	271	69	1,183	1,020	2,203	(94)

* unaudited

Business review Risk and balance sheet management continued
Monitoring, management and mitigation* continued
Key points*
Reported exposures are affected by currency movements. Over the year, sterling fell 0.3% against the US dollar and rose 3.1% against the euro.

•
Exposure to most countries shown in the table declined over 2011 as the Group maintained a cautious stance and many bank clients reduced debt levels. Decreases were seen in balance sheet and off-balance sheet exposures in many countries. Increases in derivatives and repos were in line with the Group’s strategy, driven partly by customer demand for hedging solutions and partly by market movements; risks are generally mitigated by active collateralisation.

•
India - strong economic growth in 2011 resulted in increased exposure across most product types until the fourth quarter, when a decline took place, driven by a Global Transaction Services (GTS) exercise in the region to manage down risk-weighted assets, natural run-offs/maturities and a sharp rupee depreciation. Year-on-year increases in lending to corporate clients (£0.3 billion) and the central bank (£0.3 billion) were offset by reductions in lending to banks (£0.7 billion) and other financial institutions (£0.3 billion).

•
China - lending to Chinese banks increased in the first three quarters of the year, supporting trade finance activities and on-shore regulatory needs, but by the end of 2011 exposure had decreased close to December 2010 levels. The Group reduced lending in the interbank money markets over the final quarter. This reduction in lending was offset by significant growth in repo trading with Chinese financial institutions helping to support the Group’s funding requirements, with highly liquid US Treasuries being the main underlying security. A reduction in off-balance sheet exposures, including guarantees and undrawn commitments, was in part due to the run-off of performance bonds in respect of shipping deliveries and also due to reduced appetite for trade finance assets.

•
South Korea - exposure decreased by £1.6 billion during 2011. This was partly due to a reduction in debt securities as the Group managed its wrong-way risk exposure. The Group maintained a cautious stance given the current global economic downturn.

•
Turkey - exposures were managed down in most categories, with the non-strategic (mid-market) portfolio significantly reduced in 2011. Nonetheless, Turkey continues to be one of the Group’s key emerging markets. The strategy remains client-centric, with the product offering tailored to selected client segments across large Turkish international corporate clients and financial institutions as well as Turkish subsidiaries of global clients.

•
Mexico - asset sales and a number of early repayments in the corporate portfolio led to exposure falling £0.8 billion in the year. This decline also reflects the Group’s cautious approach to new business following its decision to close its onshore operation in Mexico.

•
Eurozone periphery (Ireland, Spain, Italy, Greece and Portugal) - exposure decreased across most of the periphery, with derivatives (gross of collateral) and repos being the only component that still saw some increases (partly an effect of market movements on existing positions). Most of the Group’s country risk exposure to the eurozone periphery countries arises from the activities of GBM and Ulster Bank (with respect to Ireland). The Group has some large holdings of Spanish bank and financial institution mortgage-backed security bonds and smaller quantities of Italian bonds and Greek sovereign debt. GTS provides trade finance facilities to clients across Europe including the eurozone periphery.

* unaudited

Business review Risk and balance sheet management continued

Risk management: Country risk continued
Eurozone

				AFS and LAR debt securities		HFT debt securities			Derivatives (gross of collateral) and repos	Balance sheet exposures	Credit default protection (reference entity)
					AFS reserves			Total debt securities			Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	3,443	—	—	18,406	81	19,597	15,049	22,954	1,925	28,322	37,080	36,759	6,488	(6,376)
Central banks	27,282	—	—	20	—	6	—	26	5,770	33,078	—	—	—	—
Other banks	3,550	—	—	8,423	(752)	1,272	1,502	8,193	29,685	41,428	19,736	19,232	2,303	(2,225)
Other financial institutions	5,385	—	—	10,494	(1,129)	1,138	471	11,161	10,956	27,502	17,949	16,608	693	(620)
Corporate	47,522	14,152	7,267	964	23	528	59	1,433	4,118	53,073	76,966	70,119	2,241	(1,917)
Personal	19,564	2,280	1,069	—	—	—	—	—	1	19,565	—	—	—	—
	106,746	16,432	8,336	38,307	(1,777)	22,541	17,081	43,767	52,455	202,968	151,731	142,718	11,725	(11,138)

2010
Central and local government	1,876	—	—	23,201	(893)	25,041	14,256	33,986	1,537	37,399	28,825	29,075	2,899	(2,843)
Central banks	19,659	—	—	—	—	7	—	7	6,382	26,048	—	—	—	—
Other banks	4,320	—	—	9,192	(916)	1,719	1,187	9,724	25,639	39,683	16,616	16,256	1,042	(1,032)
Other financial institutions	4,932	—	—	10,583	(737)	908	83	11,408	9,025	25,365	12,921	12,170	173	(182)
Corporate	53,128	12,404	5,393	813	45	831	260	1,384	4,141	58,653	70,354	63,790	(267)	461
Personal	21,383	1,642	537	—	—	—	—	—	—	21,383	—	—	—	—
	105,298	14,046	5,930	43,789	(2,501)	28,506	15,786	56,509	46,724	208,531	128,716	121,291	3,847	(3,596)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	67,624	5,585	1,085	131	198	23	—	—	68,907	5,739
Other financial institutions	79,824	5,605	759	89	2,094	278	147	14	82,824	5,986
Total	147,448	11,190	1,844	220	2,292	301	147	14	151,731	11,725

Business review Risk and balance sheet management continued

Ireland

				AFS and LAR debt securities	AFS reserves	HFT debt securities			Derivatives (gross of collateral) and repos	Balance sheet exposures	Credit default protection (reference entity)
								Total debt securities			Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	45	—	—	102	(46)	20	19	103	92	240	2,145	2,223	466	(481)
Central banks	1,467	—	—	—	—	—	—	—	—	1,467	—	—	—	—
Other banks	136	—	—	177	(39)	195	14	358	1,459	1,953	110	107	21	(21)
Other financial institutions	336	—	—	61	—	116	35	142	855	1,333	523	630	64	(74)
Corporate	18,994	10,269	5,689	148	3	135	—	283	417	19,694	425	322	(11)	10
Personal	18,858	2,258	1,048	—	—	—	—	—	1	18,859	—	—	—	—
	39,836	12,527	6,737	488	(82)	466	68	886	2,824	43,546	3,203	3,282	540	(566)

2010
Central and local government	61	—	—	104	(45)	93	88	109	20	190	1,872	2,014	360	(387)
Central banks	2,119	—	—	—	—	7	—	7	126	2,252	—	—	—	—
Other banks	87	—	—	435	(51)	96	45	486	1,523	2,096	317	312	103	(95)
Other financial institutions	813	—	—	291	(1)	205	—	496	837	2,146	566	597	45	(84)
Corporate	19,886	8,291	4,072	91	(2)	140	6	225	434	20,545	483	344	(20)	17
Personal	20,228	1,638	534	—	—	—	—	—	—	20,228	—	—	—	—
	43,194	9,929	4,606	921	(99)	541	139	1,323	2,940	47,457	3,238	3,267	488	(549)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	1,586	300	2	—	—	—	—	—	1,588	300
Other financial institutions	1,325	232	161	1	129	7	—	—	1,615	240
Total	2,911	532	163	1	129	7	—	—	3,203	540

Business review Risk and balance sheet management continued

Risk management: Country risk continued
Ireland continued

Key points*
•
The Group’s exposure to Ireland is driven by Ulster Bank Group (87% of the Group’s Irish exposure at 31 December 2011). The portfolio is predominantly personal lending of £18.9 billion (largely mortgages) and corporate lending of £19.0 billion (largely loans to the property sector). In addition, the Group has lending and derivatives exposure to the Central Bank of Ireland, financial institutions and large international clients with funding units based in Ireland.

•
Group exposure declined in all categories, with notable reductions in lending of £3.4 billion and in off-balance sheet items of £1.4 billion over the year, as a result of currency movements and de-risking in the portfolio.

Central and local government and central bank
•
Exposure to the central bank fluctuates, driven by regulatory requirements and by deposits of excess liquidity as part of the Group’s assets and liabilities management. Exposures fell by £0.7 billion over the year, with most of the decline occurring in the fourth quarter.

Financial institutions
•
GBM and Ulster Bank account for the majority of the Group’s exposure to financial institutions. Exposure to the financial sector fell by £1.1 billion during the year, caused by a £0.5 billion reduction in lending, a £0.4 billion reduction in debt securities and smaller reductions in derivatives and repos and in off-balance sheet exposure. The largest category is derivatives and repos where exposure is affected predominantly by market movements and transactions are typically collateralised.

Corporate
•
Corporate lending exposure fell approximately £0.9 billion over the year, driven by a combination of exchange rate movements and write-offs. At the end of 2011, lending exposure was highest in the property sector (£11.6 billion), which is also the sector that experienced the largest year-on-year reduction (£0.4 billion). REIL and impairment provisions rose by £2.0 billion and £1.6 billion respectively over the year.

Personal
•
The Ulster Bank retail portfolio mainly consists of mortgages (approximately 95% of Ulster Bank personal lending at 31 December 2011), with the remainder comprising credit card and other personal lending. Overall personal lending exposure fell approximately £1.4 billion over the year as a result of exchange rate movements, amortisation, a small amount of write-offs and a lack of demand in the market.

Non-Core (included above)
Refer to tables on pages 169 and 170 for details.
•
Ireland Non-Core lending exposure was £10.2 billion at 31 December 2011, down by £0.6 billion or 6% since 31 December 2010. The remaining lending portfolio largely consists of exposures to real estate (79%), retail (7%) and leisure (4%).

* unaudited

Business review Risk and balance sheet management continued

Spain

						HFT debt securities			Derivatives (gross of collateral) and repos	Balance sheet exposures	Credit default protection (reference entity)
				AFS and LAR debt securities	AFS reserves			Total debt securities			Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	9	—	—	33	(15)	360	751	(358)	35	(314)	5,151	5,155	538	(522)
Central banks	3	—	—	—	—	—	—	—	—	3	—	—	—	—
Other banks	206	—	—	4,892	(867)	162	214	4,840	1,622	6,668	1,965	1,937	154	(152)
Other financial institutions	154	—	—	1,580	(639)	65	8	1,637	282	2,073	2,417	2,204	157	(128)
Corporate	5,775	1,190	442	9	—	27	—	36	454	6,265	4,831	3,959	448	(399)
Personal	362	—	—	—	—	—	—	—	—	362	—	—	—	—
	6,509	1,190	442	6,514	(1,521)	614	973	6,155	2,393	15,057	14,364	13,255	1,297	(1,201)

2010
Central and local government	19	—	—	88	(7)	1,172	1,248	12	53	84	3,820	3,923	436	(435)
Central banks	5	—	—	—	—	—	—	—	—	5	—	—	—	—
Other banks	166	—	—	5,264	(834)	147	118	5,293	1,482	6,941	2,087	2,159	133	(135)
Other financial institutions	92	—	—	1,724	(474)	34	7	1,751	22	1,865	1,648	1,388	72	(45)
Corporate	6,991	1,871	572	9	38	50	8	51	490	7,532	5,192	4,224	231	(168)
Personal	407	1	—	—	—	—	—	—	—	407	—	—	—	—
	7,680	1,872	572	7,085	(1,277)	1,403	1,381	7,107	2,047	16,834	12,747	11,694	872	(783)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	6,595	499	68	5	32	4	—	—	6,695	508
Other financial institutions	7,238	736	162	3	269	50	—	—	7,669	789
Total	13,833	1,235	230	8	301	54	—	—	14,364	1,297

Business review Risk and balance sheet management continued

Risk management: Country risk continued
Spain continued

Key points*
•
The Group maintains strong relationships with Spanish government entities, banks, other financial institutions and large corporate clients. The exposure to Spain is driven by corporate lending and a large MBS covered bond portfolio.

•	Exposure fell in most categories in 2011, particularly in corporate lending, as a result of steps to de-risk the portfolio.

Central and local government and central bank
•	The Group’s exposure to the government was negative at 31 December 2011, reflecting net short held-for-trading debt securities.

Financial institutions
•
A sizeable covered bond portfolio of £6.5 billion is the Group’s largest exposure to the Spanish financial sector. The portfolio continued to perform satisfactorily in 2011. Stress analysis conducted to date on these available-for-sale debt securities indicated that this exposure is unlikely to suffer material credit losses. However, the Group continues to monitor the situation closely.

•
A further £1.9 billion of the Group’s exposure to financial institutions consists of derivatives exposure to Spanish international banks and a few of the large regional banks, the majority of which is collateralised. This increased £0.4 billion in 2011, due partly to market movements.

•	Lending to banks consists mainly of short-term uncommitted credit lines with the top two international Spanish banks.

Corporate
•
Exposure to corporate clients declined during 2011, with reductions in lending of £1.2 billion and in off-balance sheet items of £0.4 billion, driven by reductions in exposure to property, transport and technology, media and telecommunications sectors. The majority of REIL relates to commercial real estate lending and decreased over the year, reflecting disposals and restructurings.

Non-Core (included above)
Refer to tables on pages 169 and 170 for details.
•
As at 31 December 2011, Non-Core had lending exposure of £3.7 billion to Spain, a reduction of £0.8 billion or 18% since 31 December 2010. The real estate (66%), construction (11%), electricity (7%) and land transport (3%) sectors account for the majority of this lending exposure.

* unaudited

Business review Risk and balance sheet management continued

Italy

				AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Credit default protection (reference entity)
											Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	—	—	—	704	(220)	4,336	4,725	315	90	405	12,125	12,218	1,750	(1,708)
Central banks	73	—	—	—	—	—	—	—	—	73	—	—	—	—
Other banks	233	—	—	119	(14)	67	88	98	1,064	1,395	6,078	5,938	1,215	(1,187)
Other financial institutions	299	—	—	685	(15)	40	13	712	686	1,697	872	762	60	(51)
Corporate	2,444	361	113	75	—	58	—	133	474	3,051	4,742	4,299	350	(281)
Personal	23	—	—	—	—	—	—	—	—	23	—	—	—	—
	3,072	361	113	1,583	(249)	4,501	4,826	1,258	2,314	6,644	23,817	23,217	3,375	(3,227)

2010
Central and local government	45	—	—	906	(99)	5,113	3,175	2,844	71	2,960	8,998	8,519	641	(552)
Central banks	78	—	—	—	—	—	—	—	—	78	—	—	—	—
Other banks	668	—	—	198	(11)	67	16	249	782	1,699	4,417	4,458	421	(414)
Other financial institutions	418	—	—	646	(5)	49	—	695	759	1,872	723	697	21	(13)
Corporate	2,483	314	141	20	—	36	8	48	420	2,951	4,506	3,966	150	(88)
Personal	27	—	—	—	—	—	—	—	—	27	—	—	—	—
	3,719	314	141	1,770	(115)	5,265	3,199	3,836	2,032	9,587	18,644	17,640	1,233	(1,067)
CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	12,904	1,676	487	94	61	10	—	—	13,452	1,780
Other financial institutions	10,138	1,550	8	2	219	43	—	—	10,365	1,595
Total	23,042	3,226	495	96	280	53	—	—	23,817	3,375

Key points*
•
The Group maintains strong relationships with Italian government entities, banks, other financial institutions and large corporate clients. Since the start of 2011, the Group has taken steps to reduce its risks through strategic exits where appropriate, or to mitigate these risks through increased collateral requirements, in line with its evolving appetite for Italian risk. As a result, the Group reduced lending exposure to Italian counterparties by £0.6 billion over 2011 to £3.1 billion.

Central and local government and central bank
•
The Group is an active market-maker in Italian government bonds, resulting in large gross long and short positions in held-for-trading securities. Given this role, the Group left itself in a relatively modest long position at 31 December 2011 to avoid being temporarily over exposed as a result of its expected participation in the purchase of new government bonds being issued in January 2012.

•	Over 2011, the total government debt securities position declined by £2.5 billion to £0.3 billion, reflecting a rebalancing of the trading portfolio.

Financial institutions
•
The majority of the Group’s exposure to Italian financial institutions relates to the top five banks. The Group’s product offering consists largely of collateralised trading products and, to a lesser extent, short-term uncommitted lending lines for liquidity purposes.

Corporate
•	Lending exposure fell slightly during 2011, with reductions in lending to the property industry offset by increased lending to manufacturing companies, particularly in the fourth quarter.

Non-Core (included above)
Refer to tables on pages 169 and 170 for details.
•
Non-Core lending exposure was £1.2 billion at 31 December 2011, a £0.7 billion (39%) reduction since 31 December 2010. The remaining lending exposure comprises mainly commercial real estate finance (22%), leisure (20%), unleveraged funds (16%), electricity (15%) and industrials (10%).

* unaudited

Business review Risk and balance sheet management continued

Risk management: Country risk continued
Greece

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves			Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Credit default protection (reference entity)
						HFT debt securities					Notional		Fair value
						Long	Short				Bought	Sold	Bought	Sold
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	7	—	—	312	—	102	5	409	—	416	3,158	3,165	2,228	(2,230)
Central banks	6	—	—	—	—	—	—	—	—	6	—	—	—	—
Other banks	—	—	—	—	—	—	—	—	290	290	22	22	3	(3)
Other financial institutions	31	—	—	—	—	—	—	—	2	33	34	34	8	(8)
Corporate	427	256	256	—	—	—	—	—	63	490	434	428	144	(142)
Personal	14	—	—	—	—	—	—	—	—	14	—	—	—	—
	485	256	256	312	—	102	5	409	355	1,249	3,648	3,649	2,383	(2,383)

2010
Central and local government	14	—	—	895	(694)	118	39	974	7	995	2,960	3,061	854	(871)
Central banks	36	—	—	—	—	—	—	—	—	36	—	—	—	—
Other banks	18	—	—	—	—	—	—	—	167	185	21	19	3	(3)
Other financial institutions	31	—	—	—	—	—	—	—	3	34	35	35	11	(11)
Corporate	191	48	48	—	—	—	—	—	50	241	511	616	44	(49)
Personal	16	—	—	—	—	—	—	—	—	16	—	—	—	—
	306	48	48	895	(694)	118	39	974	227	1,507	3,527	3,731	912	(934)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	2,001	1,345	1	1	—	—	—	—	2,002	1,346
Other financial institutions	1,507	945	63	45	76	47	—	—	1,646	1,037
Total	3,508	2,290	64	46	76	47	—	—	3,648	2,383

Key points*
•
The Group has reduced its effective exposure to Greece and continues to actively manage its exposure to the country, in line with the de-risking strategy that has been in place since early 2010. Much of the remaining exposure is collateralised or guaranteed.

Central and local government and central bank
•
As a result of the continued deterioration in Greece’s fiscal position, coupled with the potential for the restructuring of Greek sovereign debt, the Group recognised an impairment charge in respect of available-for-sale Greek government bonds.

Financial institutions
•	Activity with Greek financial companies is under close scrutiny; exposure is minimal.

•	Due to market movements, the gross derivatives exposure to banks increased by £0.1 billion during the year. The portfolio is largely collateralised.

Corporate
•
At the start of 2011, the Group reclassified the domicile of exposures to a number of defaulted clients, resulting in an increase in reported exposure to Greek corporate clients as well as increases in REIL and impairment provisions.

•	The Group’s focus is now on short-term trade facilities to the domestic subsidiaries of international clients, increasingly supported by parental guarantees.

Non-Core (included above)
Refer to tables on pages 169 and 170 for details.
•
The Non-Core division’s lending exposure to Greece was £0.1 billion at 31 December 2011, a reduction of 28% since 31 December 2010. The remaining lending portfolio primarily consists of the following sectors: financial intermediaries (33%), construction (20%), other services (16%) and electricity (14%).

* unaudited

Business review Risk and balance sheet management continued

Portugal

				AFS and LAR debt securities		HFT debt securities			Derivatives (gross of collateral) and repos	Balance sheet exposures	Credit default protection (reference entity)
					AFS reserves			Total debt securities			Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	—	—	—	56	(58)	36	152	(60)	19	(41)	3,304	3,413	997	(985)
Other banks	10	—	—	91	(36)	12	2	101	389	500	1,197	1,155	264	(260)
Other financial institutions	—	—	—	5	—	7	—	12	30	42	8	5	1	(1)
Corporate	495	27	27	42	—	18	—	60	81	636	366	321	68	(48)
Personal	5	—	—	—	—	—	—	—	—	5	—	—	—	—
	510	27	27	194	(94)	73	154	113	519	1,142	4,875	4,894	1,330	(1,294)

2010
Central and local government	86	—	—	92	(26)	68	122	38	29	153	2,844	2,923	471	(460)
Other banks	63	—	—	106	(24)	46	2	150	307	520	1,085	1,107	231	(243)
Other financial institutions	—	—	—	47	—	7	—	54	7	61	9	6	(1)	—
Corporate	611	27	21	—	1	—	—	—	51	662	581	507	48	(29)
Personal	6	—	—	—	—	—	—	—	—	6	—	—	—	—
	766	27	21	245	(49)	121	124	242	394	1,402	4,519	4,543	749	(732)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	2,922	786	46	12	—	—	—	—	2,968	798
Other financial institutions	1,874	517	—	—	33	15	—	—	1,907	532
Total	4,796	1,303	46	12	33	15	—	—	4,875	1,330

Key points*
•
In early 2011, RBS closed its local operations in Portugal, leaving the Group with modest overall exposure of £1.4 billion by year-end. The portfolio, now managed out of Spain, is focused on corporate lending and derivatives trading with the largest local banks. Medium-term activity has ceased with the exception of that carried out under a Credit Support Annex.

Central and local government and central bank
•
During 2011, the Group’s exposure to the Portuguese government was reduced to a very small derivatives position, the result of decreases in contingent and lending exposures to public sector entities by way of facility maturities. The Group’s exposure to the government was negative at 31 December 2011, reflecting net short held-for-trading debt securities.

Financial institutions
•	A major proportion of the remaining exposures is focused on the top four systemically important financial groups. Exposures generally consist of collateralised trading products.

Corporate
•	The largest non-financial corporate exposure is to the energy and transport sectors. The Group’s exposure is concentrated on a few large, highly creditworthy clients.

Non-Core (included above)
Refer to tables on pages 169 and 170 for details.
•
The Non-Core division’s lending exposure to Portugal was £0.3 billion at 31 December 2011, an increase of 8% in the portfolio since 31 December 2010, due to an infrastructure project drawing committed facilities. The portfolio comprises lending exposure to the land transport and logistics (52%), electricity (30%) and commercial real estate (14%) sectors. There is no exposure to central or local government.

* unaudited

Business review Risk and balance sheet management continued

Risk management: Country risk continued
Germany

				AFS and LAR debt securities		HFT debt securities			Derivatives (gross of collateral) and repos	Balance sheet exposures	Credit default protection (reference entity)
					AFS reserves			Total debt securities			Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	—	—	—	12,035	523	4,136	2,084	14,087	423	14,510	2,631	2,640	76	(67)
Central banks	18,068	—	—	—	—	—	—	—	5,704	23,772	—	—	—	—
Other banks	653	—	—	1,376	5	294	761	909	6,003	7,565	4,765	4,694	307	(310)
Other financial institutions	305	—	—	563	(33)	187	95	655	3,321	4,281	3,653	3,403	7	(2)
Corporate	6,608	191	80	109	9	14	7	116	586	7,310	20,433	18,311	148	(126)
Personal	155	19	19	—	—	—	—	—	—	155	—	—	—	—
	25,789	210	99	14,083	504	4,631	2,947	15,767	16,037	57,593	31,482	29,048	538	(505)

2010
Central and local government	—	—	—	10,648	1	5,964	4,124	12,488	160	12,648	2,056	2,173	25	(19)
Central banks	10,894	—	—	—	—	—	—	—	6,233	17,127	—	—	—	—
Other banks	1,060	—	—	1,291	3	567	481	1,377	6,289	8,726	3,848	3,933	73	(88)
Other financial institutions	422	—	—	494	(47)	195	17	672	1,951	3,045	2,712	2,633	(18)	18
Corporate	7,519	163	44	219	4	44	53	210	633	8,362	20,731	19,076	(382)	372
Personal	162	—	—	—	—	—	—	—	—	162	—	—	—	—
	20,057	163	44	12,652	(39)	6,770	4,675	14,747	15,266	50,070	29,347	27,815	(302)	283

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	14,644	171	163	4	8	—	—	—	14,815	175
Other financial institutions	16,315	357	18	—	334	6	—	—	16,667	363
Total	30,959	528	181	4	342	6	—	—	31,482	538

Business review Risk and balance sheet management continued

Netherlands

				AFS and LAR debt securities		HFT debt securities			Derivatives (gross of collateral) and repos	Balance sheet exposures	Credit default protection (reference entity)
					AFS reserves			Total debt securities			Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	2,567	—	—	1,447	74	849	591	1,705	41	4,313	1,206	1,189	31	(31)
Central banks	7,654	—	—	—	—	6	—	6	7	7,667	—	—	—	—
Other banks	623	—	—	802	217	365	278	889	7,574	9,086	965	995	41	(42)
Other financial institutions	1,575	—	—	6,804	(386)	290	108	6,986	1,914	10,475	5,772	5,541	142	(131)
Corporate	4,827	621	209	199	6	113	5	307	749	5,883	15,416	14,238	257	(166)
Personal	20	3	2	—	—	—	—	—	—	20	—	—	—	—
	17,266	624	211	9,252	(89)	1,623	982	9,893	10,285	37,444	23,359	21,963	471	(370)

2010
Central and local government	914	—	—	3,469	16	1,426	607	4,288	46	5,248	1,195	999	(2)	(4)
Central banks	6,484	—	—	—	—	—	—	—	—	6,484	—	—	—	—
Other banks	554	—	—	984	2	223	275	932	5,021	6,507	784	789	12	(10)
Other financial institutions	1,801	—	—	6,612	(185)	344	12	6,944	3,116	11,861	4,210	3,985	48	(46)
Corporate	6,170	388	149	264	3	152	57	359	875	7,404	12,330	11,113	(72)	177
Personal	81	3	3	—	—	—	—	—	—	81	—	—	—	—
	16,004	391	152	11,329	(164)	2,145	951	12,523	9,058	37,585	18,519	16,886	(14)	117

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	7,605	107	88	1	6	—	—	—	7,699	108
Other financial institutions	14,529	231	308	37	676	81	147	14	15,660	363
Total	22,134	338	396	38	682	81	147	14	23,359	471

Business review Risk and balance sheet management continued

Risk management: Country risk continued
France

				AFS and LAR debt securities		HFT debt securities			Derivatives (gross of collateral) and repos	Balance sheet exposures	Credit default protection (reference entity)
					AFS reserves			Total debt securities			Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	481	—	—	2,648	(14)	8,705	5,669	5,684	357	6,522	3,467	2,901	228	(195)
Central banks	3	—	—	20	—	—	—	20	12	35	—	—	—	—
Other banks	1,273	—	—	889	(17)	157	75	971	7,271	9,515	4,232	3,995	282	(236)
Other financial institutions	437	—	—	642	(40)	325	126	841	675	1,953	2,590	2,053	136	(117)
Corporate	3,761	128	74	240	9	72	34	278	743	4,782	23,224	21,589	609	(578)
Personal	79	—	—	—	—	—	—	—	—	79	—	—	—	—
	6,034	128	74	4,439	(62)	9,259	5,904	7,794	9,058	22,886	33,513	30,538	1,255	(1,126)

2010
Central and local government	511	—	—	5,912	40	10,266	3,968	12,210	362	13,083	2,225	2,287	87	(92)
Central banks	3	—	—	—	—	—	—	—	15	18	—	—	—	—
Other banks	1,095	—	—	774	—	410	204	980	7,183	9,258	3,631	3,071	63	(43)
Other financial institutions	470	—	—	666	(22)	42	23	685	375	1,530	1,722	1,609	—	(2)
Corporate	4,376	230	46	71	1	185	90	166	672	5,214	19,771	18,466	(181)	159
Personal	102	—	—	—	—	—	—	—	—	102	—	—	—	—
	6,557	230	46	7,423	19	10,903	4,285	14,041	8,607	29,205	27,349	25,433	(31)	22

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	13,353	453	162	13	79	8	—	—	13,594	474
Other financial institutions	19,641	758	24	1	254	22	—	—	19,919	781
Total	32,994	1,211	186	14	333	30	—	—	33,513	1,255

Business review Risk and balance sheet management continued

Luxembourg

				AFS and LAR debt securities		HFT debt securities			Derivatives (gross of collateral) and repos	Balance sheet exposures	Credit default protection (reference entity)
					AFS reserves			Total debt securities			Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Other banks	101	—	—	10	—	7	—	17	546	664	—	—	—	—
Other financial institutions	1,779	—	—	54	(7)	82	80	56	2,963	4,798	2,080	1,976	118	(108)
Corporate	2,228	897	301	5	—	58	6	57	180	2,465	2,478	2,138	146	(116)
Personal	2	—	—	—	—	—	—	—	—	2	—	—	—	—
	4,110	897	301	69	(7)	147	86	130	3,689	7,929	4,558	4,114	264	(224)

2010
Central and local government	—	—	—	—	—	24	—	24	—	24	—	—	—	—
Central banks	25	—	—	—	—	—	—	—	—	25	—	—	—	—
Other banks	26	—	—	30	(1)	45	—	75	499	600	—	—	—	—
Other financial institutions	734	—	—	99	(3)	32	19	112	1,800	2,646	1,296	1,220	(5)	1
Corporate	2,503	807	206	5	1	183	21	167	246	2,916	2,367	1,918	(16)	13
Personal	3	—	—	—	—	—	—	—	—	3	—	—	—	—
	3,291	807	206	134	(3)	284	40	378	2,545	6,214	3,663	3,138	(21)	14

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	1,535	93	16	—	—	—	—	—	1,551	93
Other financial institutions	2,927	164	10	—	70	7	—	—	3,007	171
Total	4,462	257	26	—	70	7	—	—	4,558	264

Business review Risk and balance sheet management continued

Risk management: Country risk continued
Belgium

						HFT debt securities			Derivatives (gross of collateral) and repos		Credit default protection (reference entity)
				AFS and LAR debt securities	AFS reserves			Total debt securities		Balance sheet exposures	Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	213	—	—	742	(116)	608	722	628	89	930	1,612	1,505	120	(110)
Central banks	8	—	—	—	—	—	—	—	3	11	—	—	—	—
Other banks	287	—	—	4	—	—	—	4	2,450	2,741	312	302	14	(13)
Other financial institutions	354	—	—	—	—	1	4	(3)	191	542	—	—	—	—
Corporate	588	31	21	3	—	20	—	23	277	888	563	570	12	(12)
Personal	20	—	—	—	—	—	—	—	—	20	—	—	—	—
	1,470	31	21	749	(116)	629	726	652	3,010	5,132	2,487	2,377	146	(135)

2010
Central and local government	102	—	—	763	(54)	529	602	690	92	884	880	986	53	(57)
Central banks	14	—	—	—	—	—	—	—	7	21	—	—	—	—
Other banks	441	—	—	39	1	66	2	103	1,822	2,366	278	266	2	(1)
Other financial institutions	32	—	—	—	—	—	—	—	126	158	—	—	—	—
Corporate	893	27	27	1	—	11	2	10	191	1,094	628	594	(6)	6
Personal	327	—	—	—	—	—	—	—	—	327	—	—	—	—
	1,809	27	27	803	(53)	606	606	803	2,238	4,850	1,786	1,846	49	(52)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	1,602	97	2	—	12	1	—	—	1,616	98
Other financial institutions	866	48	1	—	4	—	—	—	871	48
Total	2,468	145	3	—	16	1	—	—	2,487	146

Business review Risk and balance sheet management continued

Rest of eurozone (1)

						HFT debt securities			Derivatives (gross of collateral) and repos		Credit default protection (reference entity)
				AFS and LAR debt securities	AFS reserves			Total debt securities		Balance sheet exposures	Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	121	—	—	327	(47)	445	331	441	779	1,341	2,281	2,350	54	(47)
Central banks	—	—	—	—	—	—	—	—	44	44	—	—	—	—
Other banks	28	—	—	63	(1)	13	70	6	1,017	1,051	90	87	2	(1)
Other financial institutions	115	—	—	100	(9)	25	2	123	37	275	—	—	—	—
Corporate	1,375	181	55	134	(4)	13	7	140	94	1,609	4,054	3,944	70	(59)
Personal	26	—	—	—	—	—	—	—	—	26	—	—	—	—
	1,665	181	55	624	(61)	496	410	710	1,971	4,346	6,425	6,381	126	(107)

2010
Central and local government	124	—	—	324	(25)	268	283	309	697	1,130	1,975	2,190	(26)	34
Central banks	1	—	—	—	—	—	—	—	1	2	—	—	—	—
Other banks	142	—	—	71	(1)	52	44	79	564	785	148	142	1	—
Other financial institutions	119	—	—	4	—	—	5	(1)	29	147	—	—	—	—
Corporate	1,505	238	67	133	(1)	30	15	148	79	1,732	3,254	2,966	(63)	51
Personal	24	—	—	—	—	—	—	—	—	24	—	—	—	—
	1,915	238	67	532	(27)	350	347	535	1,370	3,820	5,377	5,298	(88)	85

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	2,877	58	50	1	—	—	—	—	2,927	59
Other financial institutions	3,464	67	4	—	30	—	—	—	3,498	67
Total	6,341	125	54	1	30	—	—	—	6,425	126

Note:
(1)	Comprises Austria, Cyprus, Estonia, Finland, Malta, Slovakia and Slovenia.

Business review Risk and balance sheet management continued

Risk management: Country risk continued
Eurozone non-periphery

Key points*
•
Due to credit risk and capital considerations, the Group increased exposure to central banks (particularly in Germany and the Netherlands) by depositing with them higher levels of surplus liquidity on a short-term basis, given the limited alternative investment opportunities.

•
During 2011, in anticipation of widening credit spreads and for reasons of general risk management, the Group reduced its holdings in French and Dutch AFS sovereign bonds. The Group concurrently increased its holdings of German AFS sovereign debt in line with internal liquidity and risk management strategies.

Financial institutions
•	France - approximately half of the lending to banks is to the top three banks.

•	Luxembourg - lending to non-bank financial institutions increased by £1.0 billion during 2011 reflecting collateral relating to derivatives and repos.

Corporate
•
Netherlands - corporate lending fell £1.3 billion over 2011, driven by the manufacturing, natural resources and services sectors. The relatively large contingent liabilities and commitments declined £7.9 billion.

Non-Core
Refer to tables on pages 169 and 170 for details.
•
Non-Core lending exposure has been generally reduced in line with the Group’s Strategic Plan. Lending exposure in France was £2.3 billion at 31 December 2011, having declined £0.5 billion during 2011. The lending portfolio mainly comprises property (45%) and sovereign and quasi-sovereign (20%) exposures.

•	Non-Core lending exposure in Germany was £5.4 billion at 31 December 2011, down £1.1 billion since 31 December 2010. The lending portfolio is mostly in the property (44%) and transport (35%) sectors.

•
Non-Core lending exposure in the Netherlands was £2.5 billion at 31 December 2011, down £0.7 billion. The portfolio mainly comprises exposures to the property (66%) and technology, media and telecommunications (19%) sectors.

* unaudited

Business review Risk and balance sheet management continued

Market risk
All the disclosures in this section (pages 187 to 193) are audited, unless indicated otherwise with an asterisk (*).

Market risk arises from changes in interest rates, foreign currency, credit spreads, equity prices and risk related factors such as market volatilities. The Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This control framework includes qualitative guidance in the form of comprehensive policy statements, dealing authorities, limits based on, but not limited to, value-at-risk (VaR), stress testing, positions and sensitivity analyses.

Governance
Business structure
The primary focus of the Group’s trading activities is to provide an extensive range of debt and equity financing, risk management and investment services to its customers, including major corporations and financial institutions around the world. The Group undertakes these activities organised within the principal business lines: money markets, rates flow trading, currencies and commodities, equities, credit markets and portfolio management and origination.

Financial instruments held in the Group’s trading portfolios include, but are not limited to: debt securities, loans, deposits, equities, securities sale and repurchase agreements and derivative financial instruments.

The Group undertakes transactions in financial instruments that are traded or cleared on an exchange, including interest rate swaps, futures and options. Holders of exchange traded instruments provide margin on a daily basis with cash or other security at the exchange.

The Group also undertakes transactions in financial instruments that are traded over-the-counter (OTC) rather than on a recognised exchange. These instruments range from commoditised transactions in derivative markets, to trades where the specific terms are tailored to meet customer requirements.

Assets and liabilities in the trading book are measured at their fair value. Fair value is the amount at which the instrument could be exchanged in a current transaction. The fair values are determined following IAS 39 guidance, which requires banks to use quoted market prices or, where this is not possible, valuation techniques (models) that make appropriate use of available observable inputs. When marking to market using a model, the valuation methodologies are approved by all stakeholders (trading, finance, market risk, model development and model review) prior to use for profit and loss and risk management purposes. Any profits or losses on the revaluation of positions are recognised in the daily profit and loss.

Organisation structure
Independent oversight and support is provided to the business by the Global Head of Market & Insurance Risk, assisted by the Group and business Market Risk teams. The head of each business, assisted by a business market risk management team, is accountable for all market risks associated with its activities. The Global Market Risk Committee reviews and makes recommendations concerning the market risk profile across the Group, including risk appetite, risk policy, models, methodology and market risk development issues. The committee meets monthly and is chaired by the Global Head of Market & Insurance Risk. Attendees include respective business market risk managers and Group Market Risk.

Risk management
Key principles
The Group’s qualitative market risk appetite is set out in policy statements, which outline the governance, responsibilities and requirements surrounding the identification, measurement, analysis, management and communication of market risk arising from the trading and non-trading investment activities of the Group. All teams involved in the management and control of market risk are required to fully comply with the policy statements to ensure the Group is not exposed to market risk beyond the qualitative and quantitative risk appetite. The control framework covers the following principles:

•	Clearly defined responsibilities and authorities for the primary groups involved in market risk management in the Group;

•	An independent market risk management process;

•	A market risk measurement methodology that captures correlation effects and allows aggregation of market risk across risk types, markets and business lines;

•	Daily monitoring, analysis and reporting of market risk exposures against market risk limits;

•	Clearly defined limit structure and escalation process in the event of a market risk limit excess;

•	Use of VaR as a measure of the one-day market risk exposure of all trading positions;

•	Use of non-VaR based limits and other controls;

•
Use of stress testing and scenario analysis to support the market risk measurement and risk management process by assessing how portfolios and global business lines perform under extreme market conditions;

•	Use of back-testing as a diagnostic tool to assess the accuracy of the VaR model and other risk management techniques;

•	Adherence to the risks not in VaR (RNIV) framework to identify and quantify risks not captured within the VaR model; and

•	A new product approval process that requires market risk teams to assess and quantify market risk associated with proposed new products.

Business review Risk and balance sheet management continued

Risk management: Market risk continued
Quantitative risk appetite
The Executive Risk Forum (ERF) approves the quantitative market risk appetite for trading and non-trading activities. The Global Head of Market & Insurance Risk, under delegated authority from the ERF, sets and populates a limit framework, which is cascaded down through legal entity, division, business and desk level market risk limits.

At the Group level, the risk appetite is expressed in the form of a combination of VaR, sensitivity and stress testing limits.

A daily report summarises the Group’s market risk exposures against the agreed limits. This daily report is sent to the Head of Restructuring & Risk, Global Head of Market & Insurance Risk, business Chief Risk Officers and appropriate business market risk managers.

Legal entities, divisions and lower levels in the business also have an appropriate market risk framework of controls and limits in place to cover all material market risk exposures.

The specific market risk metrics that are appropriate for controlling the positions of a desk will be more granular than the Group level limits and tailored to the particular business.

In line with the overall business strategy to reduce risk exposures, the Group’s market risk limits were adjusted down during 2011.

The majority of the Group’s market risk exposure is in the GBM and Non-Core divisions and Group Treasury. The Group is also exposed to market risk through interest rate risk on its non-trading activities. There are additional non-trading market risks in the retail and commercial businesses of the Group, principally interest rate risk and foreign exchange risk. These aspects are discussed in more detail in Balance sheet management - Interest rate risk on pages 189 and 190 and structural foreign currency exposures on page 191.

Risk models
VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at a given confidence level. For internal risk management purposes, the Group’s VaR assumes a time horizon of one trading day and a confidence level of 99%. The Group's VaR model is based on a historical simulation model, utilising data from the previous two years.

The VaR model has been approved by the FSA to calculate regulatory capital for the trading book. The approval covers general market risk in interest rate, foreign exchange, equity and specified commodity products and specific risk in interest rate and equity products.

The VaR model is an important market risk measurement and control tool. It is used for determining a significant component of the market risk capital and, as such, it is regularly assessed. The main approach employed is the technique known as back-testing, which counts the number of days when a loss (as defined by the FSA) exceeds the corresponding daily VaR estimate, measured at a 99% confidence level.

The FSA categorises a VaR model as green, amber or red. A green model status is consistent with a good working model and is achieved for models that have four or fewer back-testing exceptions in a 12-month period. For the Group’s trading book, a green model status was maintained throughout 2011.

The Group’s VaR should be interpreted in light of the limitations of the methodology used, as follows:

•
Historical simulation VaR may not provide the best estimate of future market movements. It can only provide a prediction of the future based on events that occurred in the two-year time series. Therefore, events that are more severe than those in the historical data series cannot be predicted.

•	The use of a 99% confidence level does not reflect the extent of potential losses beyond that percentile.

•	The use of a one-day time horizon will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day.

•
The Group computes the VaR of trading portfolios at the close of business. Positions may change substantially during the course of the trading day and, if so, intra-day profit and losses will be incurred.

These limitations mean that the Group cannot guarantee that losses will not exceed the VaR.

The RNIV framework has been developed to quantify those market risks not adequately captured by the market standard VaR methodology. Where risks are not included in the model, various non-VaR controls (for example, portfolio size limits, sensitivity limits, triggers or stress limits) are in place.

Risk models are developed both within business units and by Group functions. Risk models are also subject to independent review and sign-off to the same standard as pricing models. Meetings are held with the FSA every quarter to discuss the traded market risk, including changes in models, management, back-testing results, risks not included in the VaR framework and other model performance statistics.

A number of VaR model and methodology enhancements were introduced during 2011. The quality of the market data time series used in the ABS mortgage trading business was improved, moving from interpolated weekly data to daily observed time series. This change has improved the accuracy of the correlation between the different time series in the daily data. Additionally, the basis modelling between cash and derivatives has been refined by introducing additional time series for the sub-prime and subordinated residential bonds, reducing the over-reliance on the commercial mortgage basis which was used as a conservative proxy.

Business review Risk and balance sheet management continued

A more appropriate time series for the Dutch RMBS portfolio was adopted to better reflect the risk in the portfolio as more granular data became available. In addition, collateralised based discounting has been implemented for the vast majority of the collateralised positions in place of the previous LIBOR-based discounting approach.

Following the implementation of CRD III, three new models - for stressed VaR, incremental risk charge and all price risk (see more below) - have been fully approved by the UK regulator and form part of the capital and risk management framework from 31 December 2011 onwards.

Basel 2.5 (CRD III)*
The aim of CRD III is to improve the financial strength of institutions by increasing the financial resources required against certain risks in the trading book.

The Group is required to calculate: (i) an additional capital charge based on a stressed calibration of the VaR model - stressed VaR; (ii) an incremental risk charge to capture the default and migration risk for credit risk positions in the trading book; and (iii) an all price risk measure for correlation trading positions, subject to a capital floor that is based on standardised securitisation charges.

The capital charges associated with these new models at 31 December 2011 are shown in the table below:

Total £m
Stressed VaR	1,682
Incremental risk	469
All price risk	297

All other aspects of the CRD III rule changes have also been implemented.

Pricing models
Pricing models are developed and owned by the front office. Where pricing models are used as the basis of books and records valuations, they are subject to oversight and approval by asset level modelled product review committees (ALMPRCs). These committees prioritise models for independent validation by Group Risk Analytics (GRA) taking into consideration both the materiality of risk booked against the model and an assessment of the degree of model risk (i.e. valuation uncertainty arising from choice of modelling assumptions). The GRA review aims to quantify model risk by comparing model outputs against those of alternative independently developed models, the results of which are used by Market Risk to inform risk limits and by Finance to inform model reserves.

In 2011, updated Group Standards for the development, testing and validation of derivative pricing models were agreed and implemented. Revisions to the model validation framework ensure that all new models and model changes are reviewed by Market Risk and Finance and, subject to materiality, independently validated by GRA. Model governance is through the ALMPRCs, which are newly established sub-committees of the overall GBM Modelled Product Review Committee (previously called the Group Model Product Review Committee).

Stress testing
The Group undertakes daily stress testing to identify the potential losses in excess of VaR. Stress testing is used to calculate a range of trading book exposures which result from extreme market events. Stress testing measures the impact of exceptional changes in market rates and prices on the fair value of the Group’s trading portfolios. The Group calculates sensitivity analysis, historical stress tests and bottom-up stress testing.

Sensitivity analysis measures the sensitivity of the current portfolio of positions to defined market risk factor movements. These stresses are of a smaller magnitude compared to historical or bottom-up stress testing and are subject to the Group Market Risk limit framework.

Historical stress tests calculate the changes in the portfolio valuations that would be generated if the market movements that occurred during historical market events were repeated.

Bottom-up stress testing is based on analysing the market risk exposures by risk factors and stressing each risk factor based on consultation with risk managers, economists and front office. The tests may be based on an economic scenario that is translated into risk factor shocks by an economist or by risk managers and front office as a means of assessing the vulnerabilities of their book.

The Global Market Risk Stress Testing Committee reviews and discusses all matters relating to market risk stress testing. Stress test exposures are discussed with senior management and relevant information is reported to the Group Risk Committee, the ERF and the Board. Breaches in the Group’s market risk stress testing limits are monitored and reported.

In 2011, the market risk stress testing framework was further developed and enhanced. Reverse stress testing has been implemented, which is designed to assess the plausibility of stressing market risk factors until the loss reaches a given threshold.

In addition to VaR and stress testing, the Group calculates a wide range of sensitivity and position risk measures, for example interest rate ladders or option revaluation matrices. These measures provide valuable additional controls, often at individual desk or strategy level.

* unaudited

Business review Risk and balance sheet management continued

Risk management: Market risk continued
GBM traded revenues*

Note:
(1) The effect of any month end adjustments, not attributable to a specific daily market move, is spread evenly over the days of the relevant month.

Key points*
•
GBM trading revenue was adversely affected by ongoing concerns around the European sovereign crisis and an overall uncertain macroeconomic environment. High volatility in the markets and increasingly risk-averse sentiment reduced levels of trading activity.

•
The average daily revenue earned by GBM’s trading activities in 2011 was £19 million, compared with £25 million in 2010. The standard deviation of the daily revenues for 2011 was £21 million, down from £22 million in 2010. The standard deviation measures the variation of daily revenues about the mean value of those revenues.

•	The number of days with negative revenue increased from 22 days in 2010 to 42 days in 2011, primarily due to the market and economic conditions referred to above.

•	The most frequent result is daily revenue of between £25 million and £30 million with 30 occurrences in 2011, compared with 37 occurrences in 2010.

Daily VaR graph*

*unaudited

Business review Risk and balance sheet management continued

Trading VaR
The Group has disclosed separately the Counterparty Exposure Management (CEM) trading book exposure and the exposure of Core excluding CEM.
The CEM desk manages the counterparty risk associated with over-the-counter derivatives on behalf of GBM. This risk is centrally controlled and actively managed to reduce excessive concentrations and unwanted counterparty exposures. The hedge positions are reported in the trading books and, thus, included in market risk VaR calculations for the Group, whereas the market value of the counterparty credit risk does not contribute to VaR for regulatory capital. The CEM VaR is disclosed separately, to allow a clear representation of the risk exposure of the trading book including and excluding these hedge activities.

The table below analyses the VaR for the Group’s trading portfolios segregated by type of market risk exposure.

	2011				2010				2009
Trading VaR	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m
Interest rate	53.4	68.1	79.2	27.5	51.6	57.0	83.0	32.5	57.0	50.5	112.8	28.1
Credit spread	82.7	74.3	151.1	47.4	166.3	133.4	243.2	110.2	148.3	174.8	231.2	66.9
Currency	10.3	16.2	19.2	5.2	17.9	14.8	28.0	8.4	17.9	20.7	35.8	9.2
Equity	9.4	8.0	17.3	4.6	9.5	10.9	17.9	2.7	13.0	13.1	23.2	2.7
Commodity	1.4	2.3	7.0	—	9.5	0.5	18.1	0.5	14.3	8.9	32.1	6.5
Diversification (1)		(52.3)				(75.6)				(86.1)
	105.5	116.6	181.3	59.7	168.5	141.0	252.1	103.0	155.2	181.9	229.0	76.8

Core (total)	75.8	89.1	133.9	41.7	103.6	101.2	153.4	58.3	101.5	127.3	137.8	54.8
Core CEM	36.8	52.4	54.1	21.9	53.3	54.6	82.4	30.3	29.7	38.6	41.3	11.5
Core excluding CEM	59.2	42.1	106.2	35.3	82.8	78.7	108.7	53.6	86.7	97.4	128.5	54.9

Non-Core	64.4	34.6	128.6	30.0	105.7	101.4	169.4	63.2	86.3	84.8	162.1	29.3

Note:
(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, industry counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. Diversification has an inverse relationship with correlation. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points
•
The Group’s market risk profile in 2010 was equally split across Non-Core and Core divisions, with a concentrated exposure to credit spread risk factors. The credit spread risk exposure significantly decreased in 2011, primarily due to the reduction in ABS trading inventory in Core and the restructuring of some monoline hedges for banking book exposures in Non-Core, in line with the overall business strategy to reduce risk exposures.

•
The credit spread VaR also decreased due to the adoption of a more appropriate daily time series for sub-prime/subordinated RMBS and as the period of high volatility relating to the 2008/2009 financial crisis dropped out of the VaR calculation.

•	Overall the average interest rate trading VaR was relatively unchanged between 2011 and 2010.

•
At the end of 2010, the commodity VaR was materially lower than the average for that year as a result of the completion of the sale of the Group’s interest in the RBS Sempra Commodities joint venture. The commodity VaR increased slightly from mid-September 2011, due to improvements in capturing risk for commodity futures and indices.

Business review Risk and balance sheet management continued

Risk management: Market risk continued
Non-trading portfolios

The table below analyses the risk for the Group’s non-trading portfolios.

VaR is not always the most appropriate measure of risk for assets in the banking book and particularly for those in Non-Core, which will diminish over time as the asset inventory is sold down.

In order to better represent the risk of the non-traded portfolios, the table below analyses the VaR for the non-trading portfolios but excludes the Non-Core structured credit portfolio (SCP). These assets are shown separately on a drawn notional and fair value basis by maturity profile and asset class. The risk in this portfolio is managed on both a third party asset and RWA basis.

Also excluded from the non-traded VaR are the loans and receivable products that are managed within the credit risk management framework.

	2011				2010				2009
Non-trading VaR	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m
Interest rate	8.8	9.9	11.1	5.7	8.7	10.4	20.5	4.4	13.0	13.9	26.3	7.7
Credit spread	18.2	13.6	39.3	12.1	32.0	16.1	101.2	15.4	81.7	100.3	131.5	39.7
Currency	2.1	4.0	5.9	0.1	2.1	3.0	7.6	0.3	1.4	0.6	7.0	0.2
Equity	2.1	1.9	3.1	1.6	1.2	3.1	4.6	0.2	3.3	2.2	5.8	1.6
Diversification (1)		(13.6)				(15.9)				(20.4)
	19.7	15.8	41.6	13.4	30.9	16.7	98.0	13.7	80.4	96.6	126.9	46.8

Core	19.3	15.1	38.9	13.5	30.5	15.6	98.1	12.8	78.4	95.9	126.9	46.8
Non-Core	3.4	2.5	4.3	2.2	1.3	2.8	4.1	0.2	3.5	1.9	16.9	—

Note:
(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, industry counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. Diversification has an inverse relationship with correlation. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points
•
The Group’s total non-trading VaR at 31 December 2011 was significantly lower than at 31 December 2010, due to the exceptional volatility of the 2008/2009 financial crisis dropping out of the two-year time series data used in the VaR calculation.

•
The maximum credit spread VaR was considerably lower in 2011 than in 2010. This was due to the implementation in early 2011 of the relative price-based mapping scheme for the Dutch RMBS portfolio. The availability of more granular data provided a better reflection of the risk in the portfolio.

Structured credit portfolios

	Drawn notional					Fair value
	CDOs	CLOs	MBS (1)	Other ABS	Total	CDOs	CLOs	MBS (1)	Other ABS	Total
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
1-2 years	—	—	—	27	27	—	—	—	22	22
2-3 years	—	—	10	196	206	—	—	9	182	191
4-5 years	—	37	37	95	169	—	34	30	88	152
5-10 years	32	503	270	268	1,073	30	455	184	229	898
>10 years	2,180	442	464	593	3,679	766	371	291	347	1,775
	2,212	982	781	1,179	5,154	796	860	514	868	3,038

2010
1-2 years	—	—	—	47	47	—	—	—	42	42
2-3 years	85	19	44	98	246	81	18	37	91	227
3-4 years	—	41	20	205	266	—	37	19	191	247
4-5 years	16	—	—	—	16	15	—	—	—	15
5-10 years	98	466	311	437	1,312	87	422	220	384	1,113
>10 years	412	663	584	550	2,209	161	515	397	367	1,440
	611	1,189	959	1,337	4,096	344	992	673	1,075	3,084

2009
1-2 years	—	—	—	81	81	—	—	—	68	68
2-3 years	40	—	—	19	59	24	—	—	18	42
3-4 years	19	18	42	99	178	16	17	31	76	140
4-5 years	17	47	36	332	432	3	41	29	275	348
5-10 years	107	685	424	521	1,737	90	594	251	394	1,329
>10 years	594	1,114	820	573	3,101	193	896	468	325	1,882
	777	1,864	1,322	1,625	5,588	326	1,548	779	1,156	3,809

Note:
(1)
Mortgage-backed securities (MBS) include sub-prime residential mortgage-backed securities (RMBS) with a drawn notional amount of £401 million (31 December 2010 - £471 million) and a fair value of £252 million (31 December 2010 - £329 million), all with residual maturities of greater than 10 years.

The structured credit portfolio is within Non-Core. The risk on this portfolio is not measured or disclosed using VaR, as the Group believes this is not an appropriate tool for the banking book portfolio, which comprises illiquid debt securities. These assets are reported on a drawn notional and fair value basis, and managed on a third party asset and RWA basis.

Key points
•
The increase in total and collateralised debt obligation (CDO) drawn notional year-on-year is due to the inclusion of banking book exposures that were previously hedged by monoline protection. As a result of the restructuring of some monoline protection, those previously protected assets are now reported on a drawn notional and fair value basis.

•
The overall reduction in collateralised loan obligation (CLO), MBS and other ABS drawn notional is due to the amortisations and pay-downs over the year in line with expected amortisation profiles. In addition to this, fair value has declined due to falling market prices.

Business review Risk and balance sheet management continued

Risk management continued
All the disclosures in this section (pages 194 to 204) are unaudited as indicated with an asterisk (*).

Insurance risk*
Insurance risk is the largest inherent risk faced by RBS Insurance. It arises through fluctuations in the timing, frequency and/or severity of insured events, relative to the expectations at the time of underwriting. It can be caused by any of the following core activities:

•	Pricing and underwriting;

•	Claims management;

•	Reserving; and

•	Reinsurance.

RBS Insurance has continued to develop its approach to risk management, including enhancing its risk function, to help ensure that insurance risks are better identified, controlled, managed, monitored, reported and mitigated. This is being achieved through the embedding of an enterprise-wide risk management framework, with associated risk appetite and policy frameworks. These are expected to have the following benefits:

•	a consistent and disciplined approach to risk management;

•	a universal view of risk across the business;

•	the ability to influence decision-making and shape behaviours;

•	a reduction in loss events;

•	the improved use and allocation of capital; and

•	enhanced return on risk adjusted capital.

Steps taken in 2010 and 2011 to enhance risk management have resulted in RBS Insurance showing improved results in 2011 relative to 2010, although refocusing the division’s risk appetite has reduced business volumes.

Governance and culture
RBS Insurance has developed a robust governance structure to control the way it manages insurance risk. This structure includes various forums and committees with associated delegated authorities for the management of insurance risk.

Control and management
The internal economic capital model is rigorously controlled, with robust validation processes applied to the inputs, the model and all outputs to ensure that such data may be used confidently by the business in its decision-making processes.

Stress testing and scenario analysis
Stress testing and scenario analysis take place on a regular basis to support both the division’s individual capital assessment and the agreed risk appetite. It is also employed prior to the deployment of new products/lines of business.

Monitoring and reporting
A clear framework is in place for the monitoring and reporting of insurance risk within RBS Insurance, with well-defined processes and procedures for the escalation and management of risks and issues.

Key insurance risks are monitored monthly at the Insurance Risk Forum and loss ratio committees, with comprehensive management information being presented regularly (i.e. monthly or quarterly) at the Executive Committee, the Board and the divisional risk and audit committees.

In addition, comprehensive reporting of pricing strength occurs on a monthly basis. Significant enhancements have also been made in the reporting and monitoring of claims management and reserving. Further enhancements are underway, including the launch of a risk management system in late 2011.

Mitigation
The business has well-defined procedures in place to address any issues, such as breaches of risk appetite, that are identified through monitoring and reporting activities. In such cases, an action plan to address the issue is developed, implemented and monitored through the appropriate bodies, with a view to ensuring the risk is adequately mitigated or a considered decision at the correct levels is taken to accept it.

Operational risk*
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. It is an integral and unavoidable part of the Group’s business as it is inherent in the processes it operates to provide services to customers and meet strategic objectives.

Operational risk management
The objective of operational risk management is not to remove operational risk altogether, but to manage it to an acceptable level, taking into account the cost of minimising the risk against the resultant reduction in exposure. Strategies to manage operational risk include avoidance, transfer, acceptance and mitigation by controls.

The Group made significant improvements in its operational risk framework during 2011, enhancing its management of operational risks. This is particularly evident in respect of risk appetite, the Group Policy Framework, risk assessment, scenario analysis and statistical modelling for capital requirements. Further development will continue in 2012.

Details of these, and other elements of operational risk management, including developments undertaken and planned, are set out below along with the key processes through which the Group manages operational risk.

* unaudited

Business review Risk and balance sheet management continued

Operational risk* continued
Governance, structure and risk appetite
Governance and structure
Group Operational Risk is an independent function reporting to the Deputy Group Chief Risk Officer. Group Operational Risk is responsible for the design and maintenance of the operational risk policy standards (ORPS).

The ORPS are incorporated in the Group Policy Framework (GPF), they provide the direction for delivering effective operational risk management and are designed to allow the consistent identification, assessment, management, monitoring and reporting of operational risk across the Group.

The Operational Risk Executive Committee which was formed in January 2011, oversees the operational risk framework and profile of the Group in line with the agreed risk appetite. It provides guidance, oversight and advice. It also escalates and reports any issues or areas of concern to the Board Risk Committee and to other senior committees.

Risk appetite
The Group’s operational risk appetite statement is agreed by the Group Board. It comprises a number of specific measures of risk, such as:

•	the maximum operational risk losses the Group is prepared to accept. This is expressed as a percentage of the Group’s estimated gross income for the year ahead; or

•	the value of a single extreme but plausible operational impact. These are identified and assessed through the scenario analysis programme (refer to Scenario analysis below).

To ensure the Group operates within the set risk appetite, the high-level statements are supplemented by specific tolerances for different types of operational risk. The GPF sets out how to manage risk within acceptable limits, which in turn enables the Group to operate within the overall risk appetite and the specific tolerances. The Group has a zero tolerance for risks such as breaches of laws and regulations.

Operational risk cycle and key management tools
The operational risk cycle comprises four stages:

•	Identification of risks;

•	Assessment or measurement of the scale of risks;

•	Management or control of risks to prevent their recurrence or minimise the potential impact; and

•	Monitoring and reporting of risks.

Although the operational risk tools encompass all stages of the risk cycle, they can be broadly categorised as follows:

Identification and assessment
Risk and control assessments
Controls that are effective without being excessive ensure the Group retains its reputation for efficient customer service and security. Risk and control assessments are used to identify and assess material operational risks and key controls across all business areas. The process is designed to ensure that risks are effectively managed in line with stated risk appetite, prioritised and documented. Controls are tested frequently with a view to ensuring they remain fit for purpose and operate effectively. The Group’s risk assessment methodology was enhanced during 2011 to ensure a more consistent approach to identifying risks and their associated controls and measuring expected loss. Risk assessments consider the new firm-wide taxonomy and will soon be captured in the Group-wide repository for operational risk.

Risk assessments are often conducted in a workshop environment, bringing together subject matter experts from across the division and key functions. By sharing expertise, they can identify improvements to risk identification, measurement and control. Risk governance is reviewed regularly ensuring that there is clarity and ownership of key risk areas.
Through coming together and sharing knowledge, participants gain a broader understanding of how their work fits together.

Group new product approval process
The Group’s new product approval process ensures there is a consistent process to identify, assess and approve the risks associated with new products.

Following the conclusion of reviews conducted during 2011, enhancements will be made during 2012 to the product governance forums, to provide earlier engagement between the business, Group and divisional risk teams and subject matter experts when assessing whether the risks associated with new products are in line with appetite. The forums will be supported by an upgrade to the Group’s key tools used to manage and report on new product approval.

Scenario analysis
Scenario analysis is used to assess the possible impact of extreme but plausible operational risk loss events. It provides a forward-looking basis for managing exposures beyond the Group's risk appetite. The methodology provides a structured and consistent approach to scenario scoping and measurement. A significant portfolio of scenarios was developed in 2011 across divisions, covering material risks to which the Group is exposed. Group-wide scenarios are centrally scoped and workshops are facilitated by Group Operational Risk in conjunction with functions and policy owners, before being assessed by divisions to derive specific impact estimates. This also allows the Group to review operational risk impacts as they arise from macroeconomic stresses (e.g. eurozone distress) in a time-efficient and effective manner.

* unaudited

Business review Risk and balance sheet management continued

Risk management: Operational risk* continued
By assessing extreme but plausible events, scenario analysis is an important component in the operational risk framework, providing senior management with valuable insight into systemic risk that could significantly impact its financial performance if these events were to occur. Using its forward-looking nature, senior management cross-examines various risk topics against a range of circumstances and assumptions.

Similar to risk assessments, scenarios are run in a workshop environment, bringing business, risk and control experts together and thereby ensuring that risk management is approached holistically.

Stress testing
During the economic downturn, there has been an increase in large operational risk losses within the banking industry.

Consequently, the Group enhanced its approach to assessing the impact of the economic cycle on its operational risk losses in 2011, by specifically assessing the impact of the FSA's published Anchor II scenario, which describes a series of country-specific shocks around the world on:

•	Expected levels of operational risk losses; and

•	Unexpected levels of operational risk losses, by stressing its existing portfolio of operational risk scenarios.

The impact of the FSA Anchor II scenario on the Group's operational risk capital, as calculated under the standardised approach, was also projected based on the outputs of the Group’s stress-testing exercises.

During 2012, additional operational risk scenarios will be run, further broadening the Group's understanding of its exposures to tail risks.

Management, monitoring and reporting
Issues management
The objective of the operational risk issues management framework is the adoption of a consistent approach to the identification, capture, classification, monitoring, closure and acceptance of operational risk issues and associated actions across the Group, in accordance with the Group’s three lines of defence model.
Significant enhancements were made to the issues management process during 2010 including rollout of a single repository for capturing issues and actions; mapping issues to GPF; and a tightening of governance over issue management. These improvements were further embedded during 2011, through training and assurance reviews.

The enhancements have improved risk management by allowing Group-wide analyses of all operational risk issues. In certain cases, this has resulted in global assurance reviews focused on specific areas, helping to identify operational risks to be mitigated.

Event and loss data management
Event and loss data management ELDM covers the discovery, escalation, capture, investigation, approval and closure, and reporting and analysis of operational risk events and loss data. It also provides for the clear, simple, quick and consistent communication of operational risk events that meet defined threshold criteria to those members of the Group’s senior management and Executives who need to know of these events.

During 2011, an enhanced ELDM process was launched to promote consistency in the management of operational risk events and the collection of loss data across the Group. It included the introduction of a single repository to capture all events and loss data in the Group and the establishment of thresholds above which operational risk events will trigger a risk assessment.

The improvements in approach, and use of a single Group-wide database, have enhanced the completeness and accuracy of the Group’s internal loss data, and therefore better inform the Group’s operational risk profile.

At the start of 2012, the robustness of the historic data migrated into the new repository will be reviewed to confirm its suitability as an input to capital modelling. In addition, the process will be further enhanced to ensure continued compliance with changing regulatory and industry standards regarding the collection of internal loss data.

Insurance
The Group purchases insurance to provide the business with financial protection against specific losses and to comply with statutory or contractual requirements. Insurance is used as a risk mitigation tool in controlling the Group’s exposures, providing protection against financial loss once a risk has crystallised.

Reporting and monitoring
Reporting and monitoring forms an integral part of all of the Group’s operational risk management processes, which are designed to ensure that risks and issues are identified, escalated and managed on a timely basis. Exposures for each division are reported through monthly risk and control reports, which provide detail on the risk exposures and action plans. Enhancements made to reporting and monitoring during the year include analysing operational risk events, losses and issues against the GPF components; this has led to better identification of areas requiring management focus and remediation.

* unaudited

Business review Risk and balance sheet management continued

Operational risk* continued
Control environment certification
Control environment certification (CEC) is used by the Group Executive management to review and assess its internal control framework, and provide a self-certification of its current state. It demonstrates that the Group is operating a robust control framework, with mechanisms in place to understand and manage its risks, and to drive action to resolve areas of weakness or concern.

CEC provides a twice-yearly assessment of the robustness of the Group’s internal control environment including:

•	compliance with the GPF and key divisional/functional policy standards;

•	compliance with the requirements of the UK Corporate Governance Code; and

•	effectiveness of the risk frameworks, culture and governance structures for each division or function.

CEC was enhanced during 2011 to improve the quality and depth of certification, and to implement a risk-based approach to the analysis of policy compliance. The enhancements have delivered a greater degree of analysis of the key risk areas for each business and Group policy standard owner. Improved alignment with Group Internal Audit has been delivered through the implementation of a common rating system for the assessment of the control environment, and CEC outcomes are reported at both the divisional risk and audit committees and Group Audit Committee.

Capital model development
At the end of 2011, the Group started to develop a statistical modelling capability for operational risk based on the requirements set out under the Basel II advanced measurement approach. The model is a hybrid encompassing internal and external loss data as well as scenarios. Business environment and internal control factors will be utilised when constructing scenarios and allocating capital. Development activities in 2011 focused on building the standalone loss data and scenario components within the model; integration activities, correlation and allocation will continue in 2012. Final model validation is expected to take place during 2012.

Compliance risk*
Compliance risk arises from non-compliance with national and international laws, rules and regulations. The Group believes that being a compliant organisation is fundamental to protecting sustainable growth, rebuilding its reputation and maintaining stakeholder confidence.

The regulatory environment remained highly challenging during 2011, as policymakers and regulators continued to strengthen regulation and supervision in response to the events of 2007/2008 and subsequent economic and financial stress.

The regulatory agenda - largely framed by the G20 but with many instances of EU and national initiatives - constitutes the most sweeping set of changes seen in many decades. At 31 December 2011, the Group was managing some 140 major regulatory or legislative policy initiatives; during the year as a whole, it had also reviewed over 300 consultations in its core markets. In addition to these changes, many supervisory authorities also continued to intensify their ongoing level of scrutiny and intervention.

These trends have posed multiple challenges for banking groups, including RBS, namely:

•	tracking, analysing and engaging with policymakers on proposed changes;

•	implementing change programmes to ensure compliance with new requirements;

•	revisiting strategy, business and operating models in response to the new environment; and

•	driving through cultural and other changes to minimise compliance and enforcement risks.

Below is an outline of some of the key developments in the regulatory environment that took place during 2011. An explanation of how the Group manages compliance risk begins on page 200.

Global regulatory developments
The global agenda continues to be guided by the G20, drawing on the original action plan for strengthening financial stability agreed by G20 leaders at the November 2008 Washington summit. During 2011, G20 countries continued to implement various elements of this action plan, culminating in the G20 leaders’ summit held in Cannes in November 2011.

* unaudited

Business review Risk and balance sheet management continued

Risk management: Compliance risk* continued
A progress report on the action plan was issued at the Cannes summit. Key developments during 2011 included the following:

Basel III
Following publication by the Basel Committee on Banking Supervision in December 2010 of rules for the new Basel III capital and liquidity framework, work during 2011 focused on finalising the remaining elements of policy and preparing for implementation. Highlights were:

•	The issuance of minimum requirements regarding the loss absorbency of capital instruments at the point of non-viability (January 2011);

•	The finalisation of rules for the capital treatment of counterparty credit risk in bilateral trades (June 2011);

•	Technical changes to Basel III relating to the treatment of trade finance, aimed at helping promote trade with low-income countries (October 2011);

•	Further work on the capitalisation of bank exposures to central counterparties (November 2011); and

•
A Basel Committee paper proposing that debit valuation adjustments for over-the-counter derivatives and securities financing transactions should be fully deducted from Common Equity Tier 1 capital (December 2011). The Group is evaluating the potential impact of this proposal.

Systemic financial institutions
The main focus of policy development at the global level during 2011 was delivering on the G20-mandated target of agreeing a framework by the end of 2011 for dealing with global systemically important financial institutions (G-SIFIs). This target was met, with the Cannes summit endorsing:

•
A new Financial Stability Board (FSB) international standard, “The Key Attributes of Effective Resolution Regimes for Financial Institutions”, which amongst other things provides a benchmark for national resolution regimes, as well as mandatory requirements for resolvability assessments and recovery and resolution plans for each G-SIFI; and

•
A new Basel Committee framework for identifying an initial list of global systemically important banks (G-SIBs), and applying to these an additional common equity capital requirement, above the Basel III minimum standards, rising from 1% to 2.5% of risk-weighted assets in line with their systemic impact.

The names of the initial list of G-SIBs (though not their ranking) were published by the FSB at the end of the summit: RBS is included in the 29 names.

Shadow banking
In response to concerns, that heightened regulation of banks should not lead to risks being displaced into unregulated sectors, regulatory authorities started to pay growing attention to the “shadow banking” system during 2011. This term broadly refers to entities and financial transactions that fall outside the scope of existing financial (banking) regulation, such as hedge funds, money market funds and structured investment vehicles.

Work was initiated in five areas to assess the need for regulatory intervention, and this topic is likely to attract even more attention during 2012, when recommendations for action are expected.

The five areas include: banks’ interactions with shadow banking entities; ways to reduce the susceptibility of money market funds to runs; the regulation of other shadow banking entities on prudential grounds; retention requirements and transparency in securitisation; and the possible regulation of margins and haircuts in securities lending and repos.

Other
During 2011, the authorities started to pay more attention to the consistent implementation of G20 and FSB financial reforms, with plans developed to focus more on monitoring and the public reporting of implementation progress. Although a priority, little progress was made during 2011 on developing a global policy framework for over-the-counter derivative reform, so as to help align ongoing activity in this space, particularly in the US and the EU (see below).

EU regulatory developments
The EU regulatory agenda in 2011 continued to focus mainly on prudential and market structure measures; retail issues also started receiving more attention and are likely to come under increased focus in 2012. Key highlights were as follows:

New regulatory architecture
2011 saw the implementation of a new EU regulatory architecture, with the start of operations of the ESRB and three supervisory authorities: the European Banking Authority (EBA), the European Securities and Markets Authority, and the European Insurance and Occupational Pensions Authority.

The new framework marks a significant transfer of power to the three supervisory authorities, particularly with respect to detailed rule-making, where over time they will be issuing “binding technical standards” across a range of policy areas that will replace national rules.

However, an early preoccupation of the new regulatory authorities was the eurozone crisis. In particular, the EBA was heavily engaged in overseeing the stress testing of EU banks, including UK groups.

* unaudited

Business review Risk and balance sheet management continued

Compliance risk* continued
Prudential and related reforms
A key focus during 2011 was work on amending the EU’s Capital Requirements Directive (CRD): a key step in that process was the publication of draft legislative text in September 2011, the CRD IV package, which is expected to be finalised during 2012 and will implement Basel III in the EU.

Another key area of work was the EU’s “crisis management” legislative package, aimed at dealing with issues similar to those addressed by the FSB work on G-SIFIs. An early 2011 EU Commission consultation included proposals on enhanced supervision and early powers of intervention; recovery and resolution planning; resolution frameworks; resolution funds and debt write-down (but not capital surcharges). Draft legislation to implement these measures was at the time of writing expected to be issued in early 2012, after several postponements.

Other initiatives in the prudential space have included, notably, continued work on developing the Solvency II framework for insurers; the development of legislative proposals on corporate governance in financial institutions; and the further development and UK implementation of the EU’s common reporting framework (COREP) for banks.

Market and structural reforms
Key developments in this space included:

•
European Markets Infrastructure Regulation (EMIR) - negotiations continued during 2011 on this draft Regulation on OTC derivatives, central counterparties and trade repositories, which represents a major element of the financial crisis regulatory response agenda. Agreement was close to being reached in early 2012.

•
Markets in Financial Instruments Directive Review (MiFID2) - the EU review of this directive, which sets the framework for investment markets, culminated in the publication of draft legislative text in October 2011.

•
Financial Transaction Tax (FTT) - the EU Commission published proposals for an FTT, which would see trades in bonds and shares taxed at 0.1% and complex derivatives taxed at 0.01%. However, the proposal requires approval from all 27 EU members, but is opposed by some, including notably the UK, which reduces the likelihood of it being imposed.

•
Other initiatives - these have included changes to the market abuse regime and prospectus requirements, initiatives on short-selling, further legislative developments impacting credit rating agencies and changes to depositor and investor protection.

EU retail market reforms
Notwithstanding the focus on prudential and market reforms in response to the financial crisis, the EU Commission during 2011 also continued to work on a wide range of retail agenda initiatives. These included a draft legislative proposal for a mortgage credit directive, with a focus on responsible lending and borrowing; the development of proposals on collective redress; and ongoing discussions with the banking industry to improve the transparency and comparability of bank fees. The Group also continued to work on implementing the requirements coming into force at the end of 2011, contained in the EU Payment Services Directive.

UK regulatory developments
UK regulatory developments during 2011 continued to be extensively determined by global and EU developments, with UK regulators working to implement requirements coming into force, such as the CRD III package of reforms, and actively participating in policy development at the EU and global levels. In addition, there were a number of developments specific to the UK.

Independent Commission on Banking (ICB)
The ICB was appointed by the UK Government in June 2010 to review possible structural measures to reform the UK banking system in order to promote, amongst other things, stability and competition. It published its final report to the Cabinet Committee on Banking Reform on 12 September 2011 (the ‘Final Report’), which set out the ICB’s views on possible reforms to improve stability and competition in UK banking.

The Final Report made a number of recommendations, including in relation to: (i) the implementation of a ring-fence of retail banking operations; (ii) increased loss-absorbency (including bail-in, i.e. the ability to write-down debt or convert it into an issuer’s ordinary shares in certain circumstances); and (iii) promotion of competition.

On 19 December 2011, the UK Government published its response to the Final Report and indicated its support and intention to implement the recommendations set out in the Final Report substantially as proposed. The Government indicated that it would work towards putting in place the necessary legislation by May 2015, requiring compliance as soon as practicable thereafter and a final deadline for full implementation of 2019.

The Group will continue to participate in the debate and to consult with the UK Government on the implementation of the recommendations set out in the Final Report and in the Government’s response.

Regulatory architecture reforms
Work on the UK coalition government’s plans for reforming the UK’s regulatory structure continued during 2011, with major consultations from HM Treasury, a number of calls for evidence from parliamentary committees and the publication of a draft Bill for pre-legislative scrutiny purposes in June 2011. In addition, the FSA and Bank of England published policy documents setting out initial high-level policy thinking on the new regulatory bodies; and an interim version of the Financial Policy Committee started to meet in advance of legislation being enacted. However, the timescale for completing the legislative process and fully implementing the new framework has been delayed until 2013 (from the end of 2012).

* unaudited

Business review Risk and balance sheet management continued

Risk management: Compliance risk* continued
Payment Protection Insurance (PPI)
The Judicial Review requested by the British Bankers’ Association (BBA) in respect of the FSA’s policy statement on PPI complaints and guidance published by the Financial Ombudsman Service concluded in April 2011 with an adverse ruling. The BBA and the banks concerned decided not to appeal and the UK banks including the Group have moved towards settling claims in accordance with the FSA’s revised principles. Under the terms of a waiver granted by the FSA, the Group, along with the rest of the industry, has had to deal with the backlog of complaints within specified timescales.

Retail conduct issues
In addition to EU retail initiatives, the UK authorities continued to pursue additional issues during 2011. These included initiatives relating to financial inclusion, where the Government is seeking to widen access to bank accounts; the implementation of the recommendations of the Retail Distribution Review relating to the provision of investment advice; ongoing work on the Mortgage Market Review; the establishment of a Steering Group by HM Treasury to devise a suite of simple financial products; and a review of the insurance products that form part of packaged current accounts.

Supervisory developments
In line with that of other regulatory authorities, the FSA’s supervisory scrutiny has intensified in response to the financial crisis and ongoing market stresses. Front-end supervisory resources have been increased and existing tools have been used more frequently and robustly – evidenced, for instance, in terms of the heightened number of information requests, the increased deployment by the FSA of skilled person reports as well as the increased fines charged against the industry. Across the industry fines for 2011 totalled £66.1 million versus £5.3 million in 2007. In addition, the FSA continued to develop new supervisory approaches, notably its Core Prudential Programme for those major financial institutions it oversees, which includes in-depth rolling thematic assessments on governance, business models, risk management, capital and liquidity.

US regulatory developments
In the US, activity was dominated by rulemaking following the 2010 Dodd-Frank Act. Although there was some slippage on, for example, derivatives rules, output from the authorities has still been considerable.

Key final rules were issued on a range of issues, including living wills, the Collins Amendment (which floors capital requirements at the level of Basel II advanced approaches), rights for shareholders to have an advisory “say on pay”, and limits on debit card interchange fees. Meanwhile the new Consumer Financial Protection Bureau was established on the Act’s first anniversary on 21 July 2011.

High-profile draft rules that were published included the Volcker Rule (limiting proprietary trading and investments in private equity or hedge funds), the securitisation risk retention rule and rules applicable to Nationally Recognized Statistical Rating Organizations (credit rating agencies).

Compliance risk management
The Group manages its compliance risk through a regulatory affairs and compliance framework that seeks to ensure it complies with all banking, securities, insurance and anti-money laundering regulations, defined by over 120 different regulatory bodies and central banks, wherever the Group operates. This framework is managed by the Group’s Regulatory Affairs and Compliance functions and includes: the tracking and management of regulatory developments; regulatory relationship management; the implementation of global compliance risk policies; assurance and monitoring; training and awareness; and mitigation activity.

Against the backdrop of intensified regulatory pressure, Group Regulatory Affairs has managed the increased levels of scrutiny and legislation by increasing the capacity of its team, as well as improving and refining its operating model, tools, systems and processes. Simultaneously, in response to enforcement actions against the Group in 2010 and 2011, Group Compliance initiated and led large-scale remediation and infrastructure changes, driving both the definition and the proactive management of conduct risk.

Management of regulatory change
The early identification and effective management of changes in legislative, regulatory and other requirements that may impact the Group is critical to the successful mitigation of compliance risk.

Group Regulatory Affairs maintains a well-established policy and supporting processes for the identification and management of such changes across the Group. Group Board and Executive Committee oversight is supported by a Prudential Regulatory Developments Executive Steering Group, which was formed in early 2010 to provide a specific focus on a range of key regulatory changes. Communication and coordination were strengthened in 2011 with the formalisation of two Group-wide forums, one focusing on prudential and wholesale market issues, the other on retail conduct issues. In addition, a divisional Heads of Regulatory Developments forum was established, and RBS Americas’ regional governance strengthened.

Reporting and internal communications activity expanded in 2011 in response to the growing regulatory change agenda. This included:

•	The enhancement of quarterly reporting to the Group Audit Committee, with a particular focus on tracking progress on compliance readiness programmes implementing new requirements;

•	Six-monthly reporting to the Board Risk Committee, in addition to the standard monthly risk reports produced for the Board and other governance committees; and

•
Increased communications, such as the development of a fortnightly Regulatory Affairs Flash Report, circulated widely across the Group, which captures key regulatory developments and relationship topics.

* unaudited

Business review Risk and balance sheet management continued

Compliance risk* continued
Regulatory relationship management
The Regulatory Relations Forum, chaired by Group Regulatory Affairs, meets fortnightly and now has global coverage with representatives from all divisions and regions. It facilitates the sharing of key regulatory engagements and the lessons learned from them.

Quarterly reporting to the Group Audit Committee captures all material regulatory reviews and investigations and upstream regulatory developments worldwide, as well as tracking the status and trends in key regulatory relationships.

Other key regulatory policies, specifically ‘Group Relationships with Regulators’ and ‘Political, Legislative and Regulatory Environment’, were reviewed and re-launched. Each incorporates a new risk appetite statement, a benchmarking exercise against the Group's peer banks and, for the latter, an end-to-end review and mapping of the upstream risk management process.

Recovery and resolution planning
The Group considers effective resolution regimes, coordination between regulators, and recovery and resolution planning, to be important components of an extensive reform agenda to improve safety and stability within the banking industry. Accordingly, the Group recognises the potential value of Recovery and Resolution Plans (RRPs) as mechanisms for preparing banks to deal with: severe stress events (through a range of developed recovery options in the Recovery Plan); and ensuring authorities will have all the critical information they need to identify and carry out appropriate resolutions in the event of failure (the Resolution Plan).

To ensure effective management of financial stability across jurisdictions, and to avoid duplication and inefficiency for cross-border banks, it is important that the approach, content and role of RRPs are globally consistent across jurisdictions.

The Group intends to sustain its strong momentum on the development of RRPs. As well as working with the UK authorities, the Group will continue to work with global policy developers in order to contribute to the development of RRPs in other jurisdictions, in particular within the EU and the US. The timeframes for the development of RRPs in these regions are considerably longer than in the UK, and it will be important to ensure that a consistent policy approach and format are adopted if the RRPs of UK-based global banks are to meet local requirements, and do not have to be redrawn or duplicated.

Global compliance risk and compliance policies
Within the Group Policy Framework, compliance risk and compliance policies define minimum standards to which all businesses must adhere. The policies are primarily driven by the rules and regulations set by the FSA, the Group’s lead regulator. However, these global minimum standards are supplemented, where appropriate, by divisional policies to meet local product or market requirements.

In compliance risk management, the term ‘conduct risk’ is used to refer to the risk of breaches of: (a) regulation or law; or (b) regulatory expectation. This is distinguished from ‘prudential risk’, i.e. compliance risks related to capital management, liquidity, credit risk, operational risk and market risk. A significantly enhanced compliance/conduct policy structure was outlined during 2011. It is aligned to a new Conduct Risk Appetite statement as well as the expected direction of the new Financial Conduct Authority, which will be one of the successors of the FSA. As a result, in future, it will be possible to assess the pan-Group risk profile for conduct risk against its risk appetite. In addition, it will be possible to provide more detailed policy direction to divisions on key areas of conduct risk.

Assurance and monitoring
Assurance and monitoring activities are essential to ensure that the Group can demonstrate compliance with existing rules and regulations.

During 2011, a ‘heatmap’ of the key inherent conduct risks across all the Group’s global businesses, reflecting both internal and external change and divisional priorities, was developed. This, in turn, drove a comprehensive programme of assurance reviews across the Group. These reviews introduced a global, end-to-end thematic approach, looking at customer outcomes as well as process adherence. In addition to immediate issues, for which action plans were developed, the reviews identified a number of wider themes that required a more strategic approach.

Training and awareness
Maintaining compliance with existing rules and regulations requires continued investment in professional training, as well as maintaining risk awareness. During 2011, the Group focused on strengthening the capabilities of its compliance risk functions at both Group and divisional level. The Group facilitates extensive compliance training through computer-based Group Policy Learning modules, with each one designed to promote the relevant regulatory Group Policy Standard.

To support the professional development of the Group’s compliance teams, it also has a comprehensive and progressive training programme that is deployed globally. All of the Group’s regulatory staff are actively engaged in compliance e-learning, which incorporates a mandatory ‘essentials’ course, and the RBS Risk Academy, through which all staff are required to complete foundation courses in other risk disciplines, such as operational risk, market risk and retail credit risk. Formal training is supplemented by more informal regulatory familiarisation; this is designed to share knowledge, and support both personal development and technical training across the wider risk community.

* unaudited

Business review Risk and balance sheet management continued

Risk management: Compliance risk* continued
Anti-Money Laundering
During 2011, RBS continued to enhance its Anti Money Laundering (AML) Change Programme across the Group. Key developments include:

•	A new cohesive target operating model to support the capability required and reviewed divisional AML capabilities against the target operating model to identify and analyse gaps;

•
A framework for understanding and managing compliance and conduct risk, including the introduction of a clear Group-level conduct risk appetite statement and the design of a new conduct risk policy framework; and

•
An enhanced global whistle-blowing service ‘Right Call’ that allows all employees, irrespective of location, to escalate any concerns outside of their normal line management. Whistle-blowing call volumes have increased since the launch and the new framework is a further positive step to help the Group identify and manage compliance risk.

Reputational risk*
Reputational risk is the risk of brand damage arising from financial and non-financial events due to a failure to meet stakeholders’ expectations of the Group’s performance and behaviour.

Such loss in reputation has the potential to put the entire business at risk. It could also lead to negative publicity, loss of revenue, costly litigation or a decline in the customer base.

Reputational risk can arise from actions taken by the Group or a failure to take action, such as failing to assess the environmental, social or ethical impacts of clients or projects to which the Group has provided products or services.

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

The Board has ultimate responsibility for managing any impact on the reputation of the Group arising from its operations. The Group Sustainability Committee (established at the beginning of 2010) sets the overall strategy and approach for the management of Group sustainability. However, all parts of the Group take responsibility for reputation management.

The risk is viewed as material given the central nature of the Group’s market reputation in the strategic risk objectives.

Business risk*
Business risk is the potential risk of revenues being lower than expected and/or operating costs being higher than expected. It is influenced by a variety of factors, including pricing, sales volumes, input costs, regulations and the prevailing market and economic environment.

The Group seeks to minimise its exposure to business risk, subject to its wider strategic objectives (e.g. return on equity). As a large financial services group, it recognises and values the potential diversification benefits associated with differences in the nature and timing of potential business risk across its portfolio of businesses.

Business risk is identified, measured and managed through the Group’s bi-annual strategic planning cycles. Expected profiles for revenues and costs are determined, on a bottom-up basis, through strategic plans and expectations of the external environment. These profiles are tested against a range of stress scenarios and factors to identify the key risk drivers behind any potential volatility, along with management actions to address and manage them.

The Group Board has ultimate responsibility for the impact of any volatility in revenues and costs on the Group’s performance. Business risk is incorporated within the Group’s risk appetite target for earnings volatility, with an assessment of volatility in revenues and costs a key component in determining whether the Group and its underlying businesses are within risk appetite.

The management of business risk lies primarily with divisional and business unit strategic teams, with oversight at the Group level from the Finance, Strategy and Risk functions. Elements of business risk (e.g. regulatory changes) also overlap with other areas and are managed by the appropriate risk functions.

The risk is viewed as material given the central nature of unexpected changes in revenues and costs on the Group’s ability to achieve its strategic objectives.

* unaudited

Business review Risk and balance sheet management continued

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

The RBS Group Pension Fund (‘Main scheme’) is the largest of the schemes and the main source of pension risk. The Main scheme operates under a trust deed under which the corporate trustee, RBS Pension Trustees Limited, is a wholly owned subsidiary of The Royal Bank of Scotland plc and the trustee board comprises six directors selected by the Group and four directors nominated by members.

The trustee is solely responsible for the investment of the Main scheme’s assets which are held separately from the assets of the Group. Significant changes to asset strategy are discussed with the Groups Pension Risk Committee which was established in 2011. The Group and the trustee must agree on the Main scheme funding plan.

In October 2006, the Main scheme was closed to new employees. In November 2009, the Group confirmed that it was making changes to the Main scheme and a number of other defined benefit schemes including the introduction of a limit of 2% per annum (or the annual change in the Consumer Price Index, if lower) to the amount of any salary increase that will count for pensionable purposes.

Risk appetite and investment policy are agreed by the trustee with quantitative and qualitative input from the scheme actuaries and investment advisers. The trustee also consults with the Group to obtain its view on the appropriate level of risk within the pension fund.

Risk management framework
From a sponsor perspective, the Group manages this risk using a framework that encompasses risk reporting and monitoring, stress testing, modelling and an associated governance structure that helps ensure the Group is able to fulfil its obligation to support the defined benefit pension schemes to which it has exposure.

Reporting and monitoring
The Group maintains an independent review of risk from a sponsor perspective within its pension funds. It achieves this through underlying regular pension risk reporting and monitoring to the Group Board, Group Board Risk Committee and Group Risk Committee on the material pension schemes that the Group has an obligation to support.

Stress testing and modelling
Throughout 2011, various pension risk stress testing initiatives were undertaken, focused both on internally defined scenarios and on scenarios undertaken to meet integrated EBA, IMF and FSA stress testing requirements. On an annual basis, the Internal Capital Adequacy Assessment Process is also modelled; this entails assessing changes in pension asset and liability values over a 12-month horizon under various stresses and scenarios.

Governance
A key component of the pension risk framework is the Pension Risk Committee, which was established in 2011 and has the authority to articulate the Group’s view of risk appetite for the various RBS pension schemes. The Pension Risk Committee also serves as a formal link between the Group and the Trustee of the Group’s largest pension schemes on risk management asset strategy and financing issues and, during 2011, facilitated an agreement between the two on mechanisms for reducing risk within the RBS Group Pension Fund.

Improvements in 2011 and next steps
As part of the continuing development of the pension risk management framework within RBS Group, key achievements in 2011 focused on improved stress testing and risk governance mechanisms. The framework will continue to be developed in 2012 with improvements in risk reporting and monitoring, modelling and stress testing capability along with the embedding of the pension risk governance structure implemented in 2011.

Main scheme
The most recent funding valuation, at 31 March 2010, was agreed during 2011. It showed that the value of liabilities exceeded the value of assets by £3.5 billion at 31 March 2010, a ratio of assets to liabilities of 84%. In order to eliminate this deficit, the Group has agreed to pay additional contributions each year over the period 2011 to 2018. These contributions started at £375 million per annum in 2011, increasing to £400 million per annum in 2013 and from 2016 onwards will be further increased in line with price inflation. Further details are given in Note 4 of the consolidated accounts.

The assets of the Main scheme, which represent 84% of Group pension plan assets at 31 December 2011, are invested in a diversified portfolio of quoted and private equity, government and corporate fixed interest and index-linked bonds, and other assets including property and hedge funds. The trustee has taken measures to partially mitigate inflation and interest rate risks both by investment in suitable physical assets and by entering into inflation and interest rate swaps. The Main scheme also uses derivatives within its portfolio to manage the allocation to asset classes and to manage risk within asset classes.

* unaudited

Business review Risk and balance sheet management continued

Risk management: Pension risk* continued
The table below shows the sensitivity of the Main scheme’s assets and liabilities (measured according to IAS 19 ‘Employee Benefits’) to changes in interest rates and equity values at the year end, taking account of the current asset allocation and hedging arrangements.

	Change in value of assets £m	Change in value of liabilities £m	Increase in net pension obligations £m
At 31 December 2011
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	106	200	(94)
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	557	911	(354)
Fall in credit spreads of 0.25% at all durations with no change in nominal or real swap yields	104	1,118	(1,014)
Fall in equity values of 10%	(935)	—	(935)

At 31 December 2010
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	67	193	(126)
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	355	799	(444)
Fall in credit spreads of 0.25% at all durations with no change in nominal or real swap yields	98	1,005	(907)
Fall in equity values of 10%	(1,083)	—	(1,083)

* unaudited

Business review Risk and balance sheet management continued

Asset Protection Scheme*

All disclosures in this section (pages 205 to 207) are unaudited and are marked with an asterisk (*).

Key aspects of the Scheme
On 22 December 2009, the Group acceded to the Asset Protection Scheme (APS or ‘the Scheme’) with HM Treasury acting on behalf of the UK Government. Under the Scheme, the Group purchased credit protection over a portfolio of specified assets and exposures (“covered assets”) from HM Treasury. The portfolio of covered assets had a par value of approximately £282 billion at 31 December 2008 and the protection is subject to a first loss of £60 billion and covers 90% of subsequent losses net of recoveries. Once through the first loss, when a covered asset has experienced a trigger event, losses and recoveries in respect of that asset are included in the balance receivable under the APS. Receipts from HM Treasury will, over time, amount to 90% of cumulative losses (net of cumulative recoveries) on the portfolio of covered assets less the first loss amount.

The Group has the right to terminate the Scheme at any time provided that the Financial Services Authority has confirmed in writing to HM Treasury that it has no objection. On termination, the Group is liable to pay HM Treasury a termination fee, which comprises the difference between £2.5 billion (or, if higher, a sum related to the economic benefit of regulatory capital relief obtained from the APS) and the aggregate fees paid. In addition, the Group would have to repay any amounts received from HM Treasury under the terms of the APS. The Group has paid APS premiums totalling £2,225 million (2011 - £125 million; 2010 - £700 million; 2009 - £1,400 million). From 31 December 2011 premiums of £125 million are payable quarterly until the earlier of 2099 and the date the Group leaves the Scheme.

Losses are recognised when a covered asset has experienced a trigger event which comprises failure to pay subject to grace periods, bankruptcy and restructuring.

APS assets are spread across the Group’s main divisions. High volume commercial and retail exposures were selected on a portfolio basis where assets were high risk and in arrears at 31 December 2008. Large corporate and GBM exposures were selected at the counterparty/asset level based on individual risk reviews and defaulted assets in the workout/restructuring unit.

HM Treasury has the right to appoint step-in managers to carry out any oversight, management or additional functions on their behalf, to ensure that the covered assets are managed and administered in compliance with the agreed terms and conditions. This right is exercisable if certain step-in triggers occur. These include:

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

•	material or systematic data deficiencies in the information provided to HM Treasury in accordance with the terms of the APS.

HM Treasury may at any time elect to cease to exercise its step-in rights in whole or part when it is satisfied that the step-in triggers have been remedied.

* unaudited

Business review Risk and balance sheet management continued

Risk management: Asset Protection Scheme* continued
Covered assets

The table below shows the movement in covered assets.

£bn
At 1 January 2009	282.0
Disposals	(3.0)
Non-contractual early repayments	(8.9)
Maturities and amortisation	(26.1)
Rollovers and covered amount cap adjustments	(1.7)
Currency translation and other adjustments	(11.8)
At 31 December 2009	230.5
Disposals	(9.7)
Maturities, amortisation and early repayments	(28.7)
Reclassified assets	3.1
Withdrawals	(2.9)
Currency translation and other adjustments	2.4
At 31 December 2010	194.7
Disposals	(5.3)
Maturities, amortisation and early repayments	(42.4)
Withdrawals	(12.4)
Currency translation and other adjustments	(2.8)
At 31 December 2011	131.8

Key points
•	The reduction in covered assets was due to run-off of the portfolio, disposals, early repayments and maturing loans.

•	The Group continues to take advantage of market conditions and execute sales from a number of its portfolios.

•	The Group withdrew £12.4 billion of covered assets with a lower than average risk profile from the Scheme.

Credit impairments and write-downs
The table below analyses the credit impairment provision (adjusted for write-downs) and adjustments to par value (including available-for-sale reserves) relating to covered assets.

	2011	2010	2009
	£m	£m	£m
Loans and advances	20,586	18,033	14,240
Debt securities	10,703	11,747	7,816
Derivatives	3,056	2,043	6,834
	34,345	31,823	28,890

Core	7,626	6,646	5,552
Non-Core	26,719	25,177	23,338
	34,345	31,823	28,890

Key points
•	The increase in Non-Core impairments of £1.5 billion accounted for the majority of the increase in credit impairments and write-downs in 2011.

•	The increase in Core is largely accounted for by impairments offset by asset withdrawals.

* unaudited

Business review Risk and balance sheet management continued

Asset Protection Scheme* continued
First loss utilisation

The Group has agreed with HM Treasury modifications to the Scheme rules, which affect most APS portfolios in Global Banking & Markets and an APS portfolio in UK Corporate that relates to larger clients. All other APS portfolios in the Group are unaffected. The overall economic aspects of the Scheme are unchanged, including value and term of cover, credit derivative valuation and capital effects.

The modified rules for recognition of triggered assets align more closely to the Group’s normal accounting and risk management procedures and will reduce the administrative burden of operating the Scheme. For the portfolios subject to these changes, the calculation of loss now takes into account expected recoveries in addition to those already received. This has resulted in a reduction in first loss utilisation. A comparison of losses arising under the original Scheme rules with those arising under the modified Scheme rules is set out below. This covers the period from the Scheme inception to 31 March 2011 (the last point at which the original rules applied for the affected assets).

£m
Original first loss utilisation	38,961
Assets not triggered under modified rules (1)	(4,126)
Assets triggered under modified rules (2)	997
Expected recoveries (3)	(6,272)
Revised first loss utilisation	29,560

Notes:
(1)	Assets that had triggered under the original Scheme rules but were not impaired or defaulted are not triggered under the modified rules.
(2)	Assets that had not yet triggered under the original Scheme rules but had impaired or defaulted are triggered under the modified rules.
(3)	For assets which have triggered under both original and modified rules, this amount represents the excess of expected recoveries over cash recoveries received to date.

The table below shows the first loss utilisation under the original and modified rules.

	2011				2010
	Original Scheme rules		Modified Scheme rules		Original Scheme rules		Modified Scheme rules
	Gross loss amount	Cash recoveries to date	Net triggered loss	Net triggered total	Gross loss amount	Cash recoveries to date	Net triggered loss	Net triggered total
	£m	£m	£m	£m	£m	£m	£m	£m
Core	8,451	(2,240)	1,567	7,778	6,865	(1,042)	1,559	7,382
Non-Core	17,486	(2,992)	8,158	22,652	13,946	(1,876)	6,923	18,993
	25,937	(5,232)	9,725	30,430	20,811	(2,918)	8,482	26,375
Loss credits				1,802				1,241
				32,232				27,616

Key points
•	The cumulative first loss is £32.2 billion however, the Group does not expect to claim under the Scheme, which has a first loss of £60 billion.

•	The Group received loss credits of £0.6 billion in 2011 which related to disposals. Cumulative loss credits at 31 December 2011 were £1.8 billion.

•	The Group continues to expect an average recovery rate of approximately 40% across all portfolios.

Risk-weighted assets
The table below analyses risk-weighted assets (RWAs) covered by the APS.
	2011	2010	2009
	£bn	£bn	£bn
Core	40.2	54.7	76.1
Non-Core	28.9	50.9	51.5
APS RWAs	69.1	105.6	127.6

Key point
•	The decrease of £36.5 billion in RWAs covered by the Scheme reflects pool movements, assets moving into default and changes in risk parameters.

* unaudited

Governance report

209	Letter from the Chairman
210	Our governance structure
211	Our Board
215	Executive Committee
216	Corporate governance
221	Report of the Group Audit Committee
226	Report of the Board Risk Committee
230	Directors’ remuneration report
252	Other remuneration disclosure
254	Compliance report
257	Report of the directors
262	Directors’ interests in shares
263	Statement of directors’ responsibilities

Letter from the Chairman

Dear Shareholder,

I am pleased to present our Corporate governance report for the 2011 financial year.

2011 has been a challenging year for the Group given the continued pressure on financial markets and the Eurozone challenges as well as UK developments such as the recommendations from the Independent Commission on Banking. During 2011, key areas of focus for the Board were: financial performance; strategy; risk; and regulatory developments and reports. The Board was supported by the work of key Board committees.

Further details on the role and principal activities of the Board are contained within the Corporate governance report on pages 210 to 253. Individual reports from the Group Audit Committee, Board Risk Committee and Group Remuneration Committee are also included.

Corporate governance in RBS
The Group is working hard to achieve a very challenging and complex turnaround and good corporate governance is a key element of supporting delivery of our strategy and underpinning cultural change across the Group.

In May 2011, the Board introduced a new Corporate Governance Policy to demonstrate that we are committed to the highest standards of governance, integrity and professionalism throughout the Group. The policy comprises ten principles and related guidance that apply across the Group in all divisions and jurisdictions. The principles cover areas such as decision making, individual and collective responsibility, identifying and managing risks, risk and reward and escalation and transparency. We want to ensure we have the right structures and systems in place so that sound business decisions are made and it is important to us that we demonstrate high standards of governance in all of our activities. A clear corporate governance policy is helping us achieve this and we will be monitoring compliance with the policy on a continuing basis.

Our statement of compliance with the UK Corporate Governance Code issued by the Financial Reporting Council in May 2010 (the “Code”) is set out on page 254.

The Board
During 2011, we were pleased to welcome three new independent non-executive directors to the Board: Alison Davis, Tony Di Iorio and Baroness Noakes. They have brought with them a wealth of relevant and diverse experience in both the public and private sectors, along with a strong global perspective and have made a significant contribution to the work of the Board since joining. Their appointments have also strengthened the membership of a number of Board committees with Alison Davis joining the Group Remuneration Committee, Tony Di Iorio joining the Group Audit Committee and Board Risk Committee, and Baroness Noakes joining the Group Audit Committee. In addition to our new Board members, Colin Buchan retired as a director in August 2011 following nine years on the Board and John McFarlane will step down from the Board on 31 March 2012. We have greatly appreciated the experience, commitment and knowledge they brought to the Board and Committees.

Leadership and Board effectiveness
As Chairman, I am responsible for ensuring we have an effective Board and for leading the Board. I am supported by the Group Nominations Committee in reviewing Board composition and the recruitment of new directors and by the Group Secretary on induction, continuing professional development, Board process and evaluation.

A key part of my role in leading the Board is to ensure that directors develop a good understanding of the Group’s business so that the Board is able to provide input to help shape future strategy. This is achieved through site visits, in-depth board presentations and, for new directors, their induction programme. I believe it is important to encourage a culture and environment in the boardroom that facilitates debate and where non-executive directors are able to provide constructive challenge to the executive team.

We conduct an annual evaluation of the effectiveness of the Board and this year’s evaluation was conducted internally, led by the Group Secretary. I also evaluate the individual performance of each of the non-executive directors and all directors stand for re-election annually. Further details on performance evaluation are set out on page 218. During 2011, we saw further improvements to the flow of information to the Board both in terms of the quality of papers and the use of new technology to deliver these to directors. The Board continued to focus on strategic priorities and the composition of the Board, including succession planning for senior executives, was kept under review by the Group Nominations Committee.

Diversity
The diversity agenda has remained a key priority for RBS in 2011. The Group made a public statement on its website www.rbs.com in September 2011 regarding its aspirations in relation to gender diversity in the boardroom. We expect to meet the aspirational target of 25 per cent female board representation in 2012. In December 2011, the Board approved a formal boardroom diversity policy which aims to promote diversity in the composition of the Board. Under this policy, all Board appointments will be made on the basis of individual competence, skills and expertise measured against identified objective criteria. Further details on the boardroom diversity policy can be found on page 220.

I would like to thank both the executive and non-executive directors for their outstanding commitment and their contributions to the Board and Committees in 2011. This year is shaping up to be another challenging year for the Group and the Board but I am confident that we are on track to restore the performance of the Group in all material aspects.

Philip Hampton
Chairman
22 February 2012

Our governance structure

Group Board and Board committee structure

Group Board is the main decision making forum at Group level, setting the strategic direction of the Group and ensuring that the Group manages risk effectively. The Group Board is accountable to shareholders for financial and operational performance.

Group Audit Committee assists the Group Board in discharging its responsibilities for the disclosure of the financial affairs of the Group. It reviews the accounting policies, financial reporting and regulatory compliance practices of the Group and the Group’s system and standards of internal controls, and monitors the Group’s processes for internal audit and external audit.

Board Risk Committee provides oversight and advice to the Group Board on current and potential future risk exposures of the Group and risk strategy. It reviews the Group’s performance on risk appetite and oversees the operation of the Group Policy Framework.

Group Remuneration Committee has oversight of the Group’s policy on remuneration. It also considers senior executive remuneration and makes recommendations to the Group Board on remuneration of executive directors.

Group Nominations Committee assists the Group Board in the selection and appointment of directors. It reviews the structure, size and composition of the Group Board, and membership and chairmanship of Group Board committees.

Group Sustainability Committee is responsible for reviewing the Group’s overall sustainability strategy, values and policies and aligning the Group’s approach to ethical, social and environmental issues.

Executive Committee is responsible for managing Group-wide issues and those operational issues that affect the broader Group. It reviews strategic issues and initiatives, monitors financial performance and capital allocations and considers risk strategy, policy and risk management.

Our Board

Chairman

Philip Hampton (age 58)
Date of appointment: appointed to the Board on 19 January 2009 and to the position of Chairman on 3 February 2009

Previously chairman of J Sainsbury plc and group finance director at Lloyds TSB Group, BT Group plc, BG Group plc, British Gas and British Steel plc, an executive director of Lazards and a non-executive director of RMC Group plc and Belgacom SA. He is also a former chairman of UK Financial Investments Limited, which manages the UK Government’s shareholdings in banks.

External appointments • Non-executive director of Anglo American plc Board Committee membership • Group Nominations Committee (Chair)
Executive directors
Group Chief Executive
Stephen Hester (age 51)
Date of appointment: appointed to the Board on 1 October 2008 and to the position of Group Chief Executive on 21 November 2008

Previously chief executive of The British Land Company PLC, chief operating officer of Abbey National plc and prior to that held positions with Credit Suisse First Boston including chief financial officer, head of fixed income and co-head of European investment banking. In 2008 he served as a non-executive director of Northern Rock plc.

External appointments • Trustee of The Foundation and Friends of the Royal Botanical Gardens, Kew Board Committee membership • Executive Committee
Group Finance Director
Bruce Van Saun (age 54)
Date of appointment: 1 October 2009

Over 25 years of financial services experience. From 1997 to 2008 he held a number of senior positions with Bank of New York and later Bank of New York Mellon, most recently as vice-chairman and chief financial officer and before that was responsible for Asset Management and Market Related businesses. Prior to that he held senior positions with Deutsche Bank, Wasserstein Perella Group and Kidder Peabody & Co. He has served on several corporate boards as a non-executive director and has been active in numerous community organisations.
External appointments • ConvergEx Holdings, LLC Board Committee membership • Executive Committee

Our Board continued

Independent non-executive directors

Sandy Crombie (age 63)
Senior Independent Director
Date of appointment: 1 June 2009

Previously group chief executive of Standard Life plc. He was also previously a director of the Association of British Insurers, a member of the former Chancellor of the Exchequer’s High Level Group on Financial Services and Chairman of the Edinburgh World City of Literature Trust. In 2007 he was the Prince of Wales’ Ambassador for Corporate Social Responsibility in Scotland.

External appointments
• Chairman of Creative Scotland
• Member and vice-chairman of the Board of Governors of The Royal Conservatoire of Scotland
• President of the Cockburn Association

Board Committee membership
• Group Sustainability Committee (Chair)
• Board Risk Committee
• Group Nominations Committee
• Group Remuneration Committee

Alison Davis (age 50)
Date of appointment: 1 August 2011

Former director of First Data Corporation and chair of the board of LECG Corporation.  She previously worked at McKinsey & Company, AT Kearney, as chief financial officer at Barclays Global Investors (now BlackRock) and managing partner of Belvedere Capital, a private equity firm focused on buy-outs in the financial services sector.

External appointments
• Member of the Advisory Board of City National Bank
• Non-executive director of Unisys Corporation
• Chair of the Governing Board of Women’s Initiative for Self Employment

Board Committee membership
• Group Nominations Committee
• Group Remuneration Committee

Tony Di Iorio (age 68)
Date of appointment: 1 September 2011

Has worked for a variety of financial institutions starting with Peat Marwick (now KPMG) and then Goldman Sachs, ultimately as controller of the global firm. He was chief financial officer of the investment bank of NationsBank (now Bank of America) before joining Paine Webber and then Deutsche Bank where he became chief financial officer in 2006.  After retiring in 2008 he served as senior adviser to Ernst & Young working with the firm’s financial services partners in the UK, Europe, the Middle East and Africa.

External appointments • None Board Committee membership • Board Risk Committee • Group Audit Committee • Group Nominations Committee

Penny Hughes, CBE (age 52)
Date of appointment: 1 January 2010

Previously a director and chairman of the Remuneration Committee of Skandinaviska Enskilda Banken AB and a non-executive director of Home Retail Group plc and chairman of its Remuneration Committee. She spent the majority of her executive career at Coca-Cola where she held a number of leadership positions, latterly as President, Coca-Cola Great Britain and Ireland. Former non-executive directorships include Vodafone Group plc, Reuters Group PLC and The Gap Inc.

External appointments
• Senior independent director of Cable & Wireless Worldwide plc
• Non-executive director of Wm Morrison Supermarkets plc
• Trustee of the British Museum

Board Committee membership
• Group Remuneration Committee (Chair)
• Group Nominations Committee

Our Board continued

Independent non-executive directors

Joe MacHale (age 60)
Date of appointment: 1 September 2004

Held a number of senior executive positions with J.P. Morgan between 1979 and 2001 and was latterly chief executive of J P Morgan Europe, Middle East and Africa Region. Previously held non-executive roles at The Morgan Crucible Company plc and Brit Insurance Holdings plc. He is a fellow of the Institute of Chartered Accountants.

External appointments • Trustee of MacMillan Cancer Support • Chairman of Prytania Holdings LLP Board Committee membership • Board Risk Committee • Group Nominations Committee

John McFarlane (age 64)
Date of appointment: 1 October 2008

Former chief executive officer of Australia and New Zealand Banking Group Limited.  Previously he was a group executive director of Standard Chartered and head of Citicorp/Citibank in the UK and Ireland. Former president of the International Monetary Conference and a former chairman of the Australian Bankers Association and has previously served as a director of the London Stock Exchange and a member of the Auditing Practices Board.

External appointments
• Non-executive director of Westfield Holdings Limited
• Deputy chairman and chairman designate of Aviva plc

Board Committee membership
• Group Nominations Committee
• Group Remuneration Committee

Brendan Nelson (age 62)
Date of appointment: 1 April 2010

Former global chairman, financial services for KPMG. Previously held senior leadership roles within KPMG including as a member of the KPMG UK board from 1999 to 2006 and as vice chairman from 2006. Chairman of the Audit Committee of the Institute of Chartered Accountants of Scotland from 2005 to 2008.

External appointments
• Non-executive director and chairman of the Audit Committee of BP plc
• Board member of Financial Skills Partnership
• Member of the Financial Reporting Review Panel
• Vice President of the Institute of Chartered Accountants of Scotland

Board Committee membership
• Group Audit Committee (Chair)
• Board Risk Committee
• Group Nominations Committee

Baroness Noakes, DBE (age 62)
Date of appointment: 1 August 2011

An experienced director on UK listed company boards with extensive and varied political and public sector experience. A qualified chartered accountant, she previously headed KPMG’s European and International Government practices and has been President of the Institute of Chartered Accountants in England and Wales. She was appointed to the House of Lords in 2000 and has served on the Conservative front bench in various roles including as shadow treasury minister between 2003 and May 2010. Previously held non-executive roles on the Court of the Bank of England, Hanson, ICI, John Laing and SThree.

External appointments
• Non-executive director and chairman of Audit Committee of Severn Trent plc
• Senior independent director and chairman of Audit and Nominations Committees of Carpetright plc
• Trustee of the Thomson Reuters Founders Share Company Ltd

Board Committee membership
• Group Audit Committee
• Group Nominations Committee

Our Board continued

Independent non-executive directors

Arthur ‘Art’ Ryan (age 69)
Date of appointment: 1 October 2008

Former chairman, chief executive officer and president of Prudential Financial Inc.  Previously he held senior positions with Chase Manhattan Bank N.A. and was a founding member of the Financial Services Forum. He is a non-executive director of Citizens Financial Group, Inc.

External appointments • Non-executive director of Regeneron Pharmaceuticals Inc. • Active member of numerous community boards Board Committee membership • Group Nominations Committee

Philip Scott (age 58)
Date of appointment: 1 November 2009

Wide-ranging experience of financial services and risk management, including previous responsibility for Aviva’s continental European and International life and long-term savings businesses. He held a number of senior executive positions during his career at Aviva including his role as group finance director until January 2010. President Elect of the Institute and Faculty of Actuaries and Fellow of the Association of Certified Public Accountants.

External appointments
• Non-executive director and chairman of the Audit Committee of Diageo plc

Board Committee membership
• Board Risk Committee (Chair)
• Group Audit Committee
• Group Nominations Committee

Group Secretary

Aileen Taylor (age 39)
Date of appointment: 1 May 2010

A qualified solicitor, joined RBS in 2000. She was appointed Deputy Group Secretary and Head of Group Secretariat in 2007, and prior to that held various legal, secretariat and risk roles including Head of External Risk, Retail, Head of Regulatory Risk, Retail Direct and Head of Legal and Compliance at Direct Line Financial Services.
She is a fellow of the Chartered Institute of Bankers in Scotland, a fellow of the Industry and Parliament Trust and a member of the European Corporate Governance Council.

Executive Committee

Stephen Hester, Group Chief Executive
Bruce Van Saun, Group Finance Director
For biographies see page 211

Ellen Alemany (age 56)
Chief Executive, Citizens and Head of Americas
Ellen Alemany joined the RBS Group in June 2007 as Head of RBS Americas. She became Chief Executive Officer of Citizens Financial Group, Inc. in March 2008 and Chairman in March 2009. Prior to these appointments, Ellen was the chief executive officer for Global Transaction Services at Citigroup, one of Citi’s 12 publicly reported product lines. Ellen joined Citibank in 1987 and held various positions including executive vice-president for Commercial Business Group, chairman and chief executive officer for Citibank International plc and Citibank’s European bank. She also served on the Citibank, N.A., Board of Directors. Ellen was elected to serve on the Board of Directors of Automatic Data Processing, Inc., beginning in January 2012.

Nathan Bostock (age 51)
Head of Restructuring & Risk
Nathan Bostock joined the RBS Group in June 2009. He is Head of Restructuring and Risk with responsibility for Risk Management, Legal & Regulatory Affairs, Global Restructuring Group and the Asset Protection Scheme.  Before joining RBS, Nathan spent eight years with Abbey National plc in several roles and was latterly the chief financial officer and main board director responsible for Products & Marketing, HR, Insurance and Cards. Before joining Abbey in 2001, Nathan spent ten years with RBS in a number of roles, including Chief Operating Officer of Treasury and Capital Markets and Group Risk Director. A Chartered Accountant, Nathan worked with Coopers & Lybrand, before starting his career in banking. He spent seven years in Chase Manhattan Bank in a variety of areas and functions.  He also holds a BSc (Hons) in Mathematics.

Paul Geddes (age 42)
Chief Executive, RBS Insurance
Paul Geddes was appointed as Chief Executive of RBS Insurance in August 2009, and is leading a significant transformation of the business ahead of its planned divestment from the Group. Prior to his move to Insurance, Paul was CEO of RBS Group's UK retail banking business, having joined RBS Retail in 2004 as Managing Director with responsibility for products and marketing. Before financial services, Paul held a number of senior roles in multi-channel retailing in the GUS and Kingfisher groups. Paul started his career in Marketing with Procter & Gamble in UK and European roles. Paul read PPE at Oxford, graduating in 1990, and remains a supporter of his college through music scholarships. He is a Fellow of the Chartered Institute of Bankers in Scotland, a member of the ABI Board and a member of the FSA Practitioner Panel.

Brian Hartzer (age 45)
Chief Executive, UK Retail, Wealth and Ulster Bank
Brian Hartzer has been the Chief Executive Officer for Retail, Wealth and Ulster Bank since August 2009. He joined RBS from ANZ in Australia, where he was chief executive officer Australia, as well as global segment lead for retail and wealth. Brian joined ANZ in 1999 as managing director, consumer finance, and later ran ANZ’s personal banking division. Prior to joining ANZ, Brian spent ten years as a financial services consultant in New York, San Francisco, and Melbourne. Brian is a graduate of Princeton University and holds joint US and Australian citizenship. Brian will leave the RBS Group in summer 2012.

John Hourican (age 41)
Chief Executive, Markets & International Banking
John Hourican was appointed Chief Executive, Markets & International Banking in January 2012 having served as Chief Executive of its predecessor, Global Banking & Markets, since October 2008. Prior to this John held a variety of positions across the RBS Group, including Chief Financial Officer of ABN AMRO Group, Head of Leveraged Finance and Chief Operating Officer of Global Banking & Markets. John received a degree in Economics and Sociology from the National University of Ireland and received a Postgraduate Diploma in Accounting from Dublin City University before starting his career at Price Waterhouse, where he worked in Dublin, London and Hong Kong. He is a fellow of the Institute of Chartered Accountants in Ireland.

Chris Sullivan (age 54)
Chief Executive, UK Corporate
Chris Sullivan was appointed Chief Executive of the UK Corporate Banking Division (including Global Transaction Services) in August 2009. His previous role was Chief Executive of RBS Insurance. Prior to this, Chris was Chief Executive of Retail and Deputy Chief Executive of Retail Markets. Chris is a member of the CBI President’s Committee, vice-chairman of the Global Banking Alliance for Women, a governor of the IFS and a governor of Ashridge Management College. Chris is also chairman of the Interalpha group of banks. He spent five years as chief executive of Lombard Asset Finance and under his leadership it attained a leading position in the UK and Europe. Chris Sullivan earned his Fellowship of the Chartered Institute of Bankers in Scotland for his services to Scottish Banking.

Ron Teerlink (age 51)
Chief Administrative Officer
Ron Teerlink joined the RBS Group in April 2008 as Chief Executive of Business Services, becoming the Group Chief Administrative Officer in February 2009. At the same time he was re-appointed to the Managing Board of ABN AMRO to oversee the integration programme. Ron started his career with ABN Bank in 1986 as an IT/Systems analyst and held various functional positions before becoming Chief Operating Officer of the Wholesale Clients Business in 2002. He was appointed Chief Executive Officer of Group Shared Services in 2004 and joined ABN AMRO’s Managing Board in January 2006, where he was responsible for Services and Market Infrastructure. Ron holds a Masters degree in Economics from Amsterdam’s Vrije Universiteit.

Management Committee
The Management Committee, comprising our major business and functional leaders, meets regularly, up to four times annually, as a vehicle for strategy and business performance review.

It comprises members of the Executive Committee plus a number of other senior executives. Full details of membership of the Management Committee can be found on the Group’s website www.rbs.com.

Corporate governance

The Role of the Board
The Board is the main decision-making forum for the company. It is collectively responsible for the long-term success of the company and is accountable to shareholders for financial and operational performance.

The Board has overall responsibility for:

•	establishment of Group strategy and consideration of strategic challenges;

•	management of the business and affairs of the Group;

•	ensuring the Group manages risk effectively through the approval and monitoring of the Group’s risk appetite;

•	considering stress scenarios and agreed mitigants and identifying longer term strategic threats to the Group’s business operations;

•	the allocation and raising of capital; and

•	the preparation and approval of the Group’s annual report and accounts.

The Board’s terms of reference includes key aspects of the company’s affairs reserved for the Board’s decision and are reviewed bi-annually. The terms of reference are available on the Group’s website www.rbs.com.

There are a number of areas where the Board has delegated specific responsibility to management, including the Group Chief Executive and the Group Finance Director. These include responsibility for the operational management of the Group’s businesses as well as reviewing high level strategic issues and considering risk appetite, risk policies and risk management strategies in advance of these being considered by the Board and/or its Committees. Specific delegated authorities are also in place in relation to business commitments across the Group.

All directors participate in discussing strategy, performance and the financial and risk management of the company. Meetings of the Board are structured to allow sufficient time for consideration of all items and the Chairman encourages constructive challenge and debate.

Membership of the Board
The Board currently comprises the Chairman, two executive directors and ten independent non-executive directors, one of whom is the Senior Independent Director. The Board functions effectively and efficiently and is considered to be of an appropriate size. The directors provide the Group with the knowledge, mix of skills and experience required. The Board Committees comprise directors with a variety of relevant skills and experience so that no undue reliance is placed on any individual.

The names and biographical details of the members of the Board are shown on pages 211 to 214.

The Board is aware of the other commitments of its directors and is satisfied that all directors allocate sufficient time to enable them to discharge their responsibilities effectively.

The Board has established procedures for ensuring that the Board’s powers for authorising directors’ conflicts of interest are being operated effectively. With effect from 1 October 2008, the Companies Act 2006 introduced a statutory duty on directors to avoid conflicts of interest unless authorised. Since that date, the Board has considered, and where appropriate authorised, any actual or potential conflicts of interest that directors may have. The Board reviews its conflicts register annually.

Election and re-election of directors
In accordance with the provisions of the Code, all directors of the company, with the exception of John McFarlane, will stand for election or re-election by shareholders at the company’s Annual General Meeting. John McFarlane will step down from the Board on 31 March 2012. Further information in relation to the company’s Annual General Meeting can be found in the Chairman’s letter to shareholders which accompanies the notice of meeting.

Board balance and independence
The roles of Chairman and Group Chief Executive are distinct and separate, with a clear division of responsibilities. The Chairman leads the Board and ensures the effective engagement and contribution of all executive and non-executive directors. The Group Chief Executive has responsibility for all Group businesses and acts in accordance with the authority delegated by the Board.

The non-executive directors combine broad business and commercial experience with independent and objective judgement. The non-executive directors provide independent challenge to the executive directors and leadership team. The balance between non-executive and executive directors enables the Board to provide clear and effective leadership and maintain the highest standards of integrity across the Group’s business activities.

The Board considers that the Chairman was independent on appointment and that all non-executive directors are independent for the purposes of the Code. The standard terms and conditions of appointment of non-executive directors are available on the Group’s website www.rbs.com and copies are available on request from RBS Secretariat.

Corporate governance continued

Board meetings
In 2011, nine Board meetings were scheduled and individual attendance by directors at these meetings is shown in the following table. Two of the Board meetings took place overseas during Board visits to the Netherlands in May 2011 and the United States in September 2011.

In addition to the nine scheduled meetings, 24 additional meetings of the Board and Committees of the Board were held, including meetings to consider and approve financial statements. The Chairman and the non-executive directors meet at least once per year without executive directors present.

Total number of Board meetings in 2011	Attended/ scheduled
Sandy Crombie	9/9
Alison Davis (1)	4/4
Tony Di Iorio (2)	3/3
Philip Hampton	9/9
Stephen Hester	9/9
Penny Hughes	9/9
Joe MacHale	9/9
John McFarlane	8/9
Brendan Nelson	9/9
Baroness Noakes (1)	4/4
Art Ryan	9/9
Philip Scott	9/9
Bruce Van Saun	9/9

Former director
Colin Buchan (3)	6/6

Notes:
(1)	Joined the Board on 1 August 2011.
(2)	Joined the Board on 1 September 2011.
(3)	Retired from the Board on 5 August 2011.

Principal activities of the Board during 2011
In advance of each Board meeting, the directors were supplied with comprehensive papers in hard copy and electronic form.

At each Board meeting, the Chairman provided a verbal update and the Group Chief Executive provided a written report on business activities.

The directors also received reports on the Group’s financial performance, capital, funding and liquidity position, risk management and government lending commitments together with regular reports on strategy, risk appetite, litigation and treating customers fairly. Specific strategy sessions and updates were considered in June, August and December.

Members of the executive management team attend and make regular presentations at meetings of the Board to give the directors greater insight into the business areas.

An annual programme of divisional presentations is agreed by the Board each year. During 2011, the Board received in-depth presentations from Global Transaction Services, Non-Core division, Global Banking & Markets, RBS Insurance, Citizens, UK Retail and Ulster Bank. These presentations enhance the Board’s knowledge of the Group’s key divisions and afford directors the opportunity for discussion and debate with divisional senior management. Other key areas of focus for the Board during 2011 included the Independent Commission on Banking reports, Recovery and Resolution Planning and other regulatory reports and updates and these will continue to be key areas of focus for the Board during 2012.

Board Committees
In order to provide effective oversight and leadership, the Board has established a number of Board Committees with particular responsibilities. The Committee chairmanship and membership are reviewed on a regular basis. The names and biographies of all Board Committee members are set out on pages 211 to 214.

The terms of reference of the undernoted committees are available on the Group’s website www.rbs.com and copies are available on request.

The Board Committees are discussed in their individual reports:

Group Audit Committee - pages 221 to 225
Board Risk Committee - pages 226 to 229
Group Remuneration Committee - pages 230 to 251

Information, induction and professional development
All directors receive accurate, timely and clear information on all relevant matters. All directors also have access to the advice and services of the Group Secretary who is responsible to the Board for ensuring that Board procedures are followed and for advising on all governance matters. In addition, all directors are able, if necessary, to obtain independent professional advice at the company’s expense.

In line with the recommendations of the Walker Review of Governance in Banks and Financial Institutions (the Walker Review) and the Code, the Group Secretary has reviewed the induction programme for new directors. Each new director receives a formal induction on joining the Board, including visits to the Group’s major divisions and meetings with directors and senior management and key stakeholders. The induction is tailored to the director’s specific requirements.

Drawing on the previous experiences of the new directors appointed to the Group Board in 2011, the Group Secretary created tailored induction programmes for each of Alison Davis, Baroness Noakes and Tony Di Iorio which were designed to give them an in-depth insight into the range of businesses of the Group. Each induction programme included a mandatory element which comprised 12 meetings, visits and sessions. The remainder of the induction programme included in excess of 30 meetings with key executives and their teams, stakeholders and visits to divisions, businesses and Group Functions, both in the UK and overseas.

Corporate governance continued

The Group Secretary also provides a comprehensive and ongoing professional development programme for directors. Directors are advised of appropriate external training and professional development opportunities and undertake the training and professional development they consider necessary to assist them to carry out their duties as directors. Internal training is also provided, tailored to the business of the Group. As part of their ongoing development in 2011, the directors received briefings on the UK Bribery Act 2010, the European Commission Green Paper on the EU Corporate Governance Framework, various Financial Reporting Council Consultations, amendments to the Code, the Capital Requirements Directive IV, a Group Treasury presentation on Balance Sheet Management and Capital Management & Term Funding and participated in a business visit to Group Technology.

Business visits are also arranged as part of the Group Audit Committee and Board Risk Committee schedule and all non-executive directors are invited to attend. During 2011, visits were made to Group Internal Audit, RBS N.V., Restructuring and Risk and RBS Insurance.

Performance evaluation
In accordance with the Code, an external evaluation of the Board takes place every three years with the last externally facilitated evaluation having taken place in 2009.

The 2010 evaluation was conducted internally and a number of initiatives were implemented aimed at improving the overall performance and effectiveness of the Board. These included further improvements to the flow of information to the Board, both in terms of the quality of papers and the use of new technology to deliver these to directors. The 2011 evaluation concluded that the recommendations from the 2010 evaluation had been implemented in full.

Performance evaluation process
The directors agreed that the 2011 evaluation of the Board and its key Board Committees be conducted internally, led by the Group Secretary. The Group Secretary undertook a formal and rigorous evaluation by:

•	circulating a detailed framework of questions to all directors and regular meeting attendees;

•	collating the responses and conducting structured individual meetings with each director and regular meeting attendees;

•	discussing the outcomes and recommendations with the Chairman; and

•	agreeing the recommendations and outcomes with the Board and Board Committee members.

Amongst the areas reviewed were Board role and composition, Group strategy, risk management, Board meetings and processes, external relationships, Board committees, directors’ support and information, and continuing professional development.

Findings of performance evaluation 2011
The Board has considered and discussed reports on the outcomes of the evaluation and is satisfied with the way in which the evaluation was conducted.

The evaluation concluded that the Board is strong, operating effectively and meeting its objectives. Headed by an excellent Chairman, the Board is currently viewed as an appropriate size, although Board composition should be kept under continual review. Meetings are of an appropriate length and frequency with sufficient opportunity for debate and discussion, although it was suggested the Board continue to make use of evening and lunch slots to facilitate further debate and discussion on key areas such as strategy and risk management.

A summary of the objectives and actions proposed to be taken to address the objectives arising from the 2011 performance evaluation is set out below:

Key themes	Proposed action
Board role and composition
In light of John McFarlane stepping down from the Board in March 2012 the composition of the Board and Board committees should be reviewed to ensure the current balance of skills, experiences, independence and knowledge is maintained.

Strategy	The Board should continue the focus on Group strategy in the short, medium and long term to ensure the strategy is appropriate and sustainable in the current environment.
Risk management	Risk reporting should continue to be developed to ensure the Group Board has adequate oversight of risk management and risk appetite.
Succession planning	Group executives should be invited to the Group Board to discuss bench strength and succession planning in their respective functions.

Individual director and Chairman effectiveness reviews
Within the performance evaluation questionnaires, directors were asked to provide feedback on their fellow directors. This feedback was shared with each director by the Chairman, who met with each director individually to discuss their own performance and ongoing professional development. Separately, the Senior Independent Director canvassed the views of the executive directors and met with the non-executive directors as a group, without the Chairman present, to consider the Chairman’s performance. Feedback was sought on governance and stewardship of the Group, relationships with key external and internal stakeholders, execution of the Group’s Strategic Plan and delivery of value and return to shareholders. The Senior Independent Director also canvassed views from United Kingdom Financial Investments Limited (UKFI), the FSA and the Asset Protection Agency. The results of the Chairman effectiveness review were then shared with the Chairman who agreed to consider the points raised and provide separate responses in due course.

Corporate governance continued

Group Nominations Committee
Role of the Group Nominations Committee
The Group Nominations Committee is responsible for:

•	reviewing the structure, size and composition of the Board and making recommendations to the Board on any appropriate changes;

•	assisting the Board in the formal selection and appointment of directors (executive and non-executive) having regard to the overall balance of skills, knowledge, experience and diversity on the Board;

•	reviewing membership and chairmanship of Group Board Committees;

•
considering succession planning for the Chairman and the executive and non-executive directors, taking into account the skills and expertise which will be needed on the Board in the future. No director is involved in decisions regarding his or her own succession; and

•
making recommendations to the Board concerning the re-election by shareholders of directors under the provisions of the Code. In so doing, they will have due regard to their performance and ability to continue to contribute to the Board in light of the knowledge, skills and experience required and the need for progressive refreshing of the Board.

The terms of reference of the Group Nominations Committee are available on the Group’s website www.rbs.com.

The Group Nominations Committee engages with external consultants, considers potential candidates and recommends appointments of new directors to the Board.

Membership of the Group Nominations Committee
All non-executive directors are members of the Group Nominations Committee which is chaired by the Chairman of the Group. The Group Chief Executive is invited to attend meetings. The Group Nominations Committee holds at least two scheduled meetings per year, and also meets on an ad hoc basis as required. In 2011, five meetings of the Group Nominations Committee were held. The Chairman and members of the Committee during 2011, together with their attendance at meetings in 2011, is shown below.

Total number of meetings in 2011	Attended/ scheduled
Philip Hampton (Chairman)	5/5
Sandy Crombie	5/5
Penny Hughes	4/5
Joe MacHale	5/5
John McFarlane	5/5
Brendan Nelson	5/5
Art Ryan	5/5
Philip Scott	5/5

Former member
Colin Buchan (1)	5/5

Note:
(1)	Retired from the Board on 5 August 2011.

The table below sets out the tenure of non-executive directors.

Principal activity of the Group Nominations Committee during 2011
Appointment of new non-executive directors
During 2011, the Group Nominations Committee focussed on changes to the Board’s composition and succession planning for the executive directors.

The Group Nominations Committee reviewed the structure, size and composition of the Board and agreed that the composition of the Board could be enhanced with the recruitment of candidates with financial services expertise and experience of European and regulatory issues.  It was also agreed that non-UK based candidates should be considered, ideally from the US or Europe. It was recognised that investment banking as well as governmental experience would be useful.

To ensure the Group had access to a wide pool of suitable candidates, the Chairman and Group Secretary contacted two executive search firms with a role profile and a description of the skills required to enhance the Board composition.  The Chairman considered a number of candidates before submitting several shortlists to the Group Nominations Committee for consideration. Following discussion, it was agreed that the combination of skills, knowledge and experience of Alison Davis, Baroness Noakes and Tony Di Iorio would enhance the composition of the Board.

Board and Committee membership
When considering the appointment of Alison Davis, Baroness Noakes and Tony Di Iorio, and the retirement of Colin Buchan, the Group Nominations Committee also reviewed the membership of the Group Board Committees. Based on the expertise of the incoming non-executive directors, the Group Nominations Committee agreed to strengthen the Group Board Committees with additional members.

Corporate governance continued

Diversity
At its meeting in June 2011, the Group Nominations Committee considered a letter from Lord Davies recommending that a Board discussion be held prior to the announcement of aspirational diversity targets in September 2011. The statement released in September 2011 announced that the Group is supportive of Lord Davies’ recommendations and aspires to meet the target of 25 per cent female board representation in 2012 as set out in Lord Davies’ report and confirmed that the Group will continue to meet or exceed this standard. In December 2011, in accordance with the recommendations contained within Lord Davies’ report, the Board established a boardroom diversity policy including measurable objectives for implementing the policy.

The Group understands the importance of diversity and recognises the importance of women having greater representation at key decision making points in organisations. The search for Board candidates will continue to be conducted, and nominations/appointments made, with due regard to the benefits of diversity on the Board. However, all appointments to the Group Board are based on merit, measured against objective criteria, and the skills and experience the individual can bring to the Group Board.

The balance of skills, experience, independence, knowledge and diversity on the Board, and how the Board operates together as a unit is reviewed annually as part of the Board evaluation. Where appropriate, findings from the evaluation will be considered in the search, nomination and appointment process. If appropriate, additional targets on diversity will be developed in due course.

Further details on the Group’s approach to diversity can be found on page 258.

Succession planning
The Group Nominations Committee considers succession planning on an ongoing basis. The Board considered talent and succession planning for the Group Chief Executive and each member of the Executive Committee at a meeting in June 2011. The meeting concluded that the executive team was extremely strong and the Board should continue to monitor the position as industry developments progress.

Group Sustainability Committee
The Group Sustainability Committee (GSC) is chaired by the Senior Independent Director and meets quarterly. The GSC is responsible for reviewing the Group’s overall sustainability strategy, values and policies and aligning the Group’s approach to ethical, social and environmental issues. All key business areas are represented on the GSC and it is attended by the Group Chairman. Further details of the Group’s sustainability policies are available on the Group’s website www.rbs.com/sustainability and in the Annual Sustainability Report.

Relations with shareholders
The Chairman is responsible for ensuring effective communication with shareholders. The company communicates with shareholders through the Annual Report and Accounts and by providing information in advance of the Annual General Meeting. Individual shareholders can raise matters relating to their shareholdings and the business of the Group at any time throughout the year by letter, telephone or email via the Group’s website www.rbs.com/ir.

Shareholders are given the opportunity to ask questions at the Annual General Meeting or can submit written questions in advance. Directors including the chairs of the Group Audit, Board Risk, Group Remuneration and Group Nominations Committees are available to answer questions at the Annual General Meeting. The Senior Independent Director is also available.

Communication with the company's largest institutional shareholders is undertaken as part of the Investor Relations programme:

•
the Group Chief Executive and Group Finance Director meet regularly with UKFI, the organisation set up to manage the Government’s investments in financial institutions, to discuss the strategy and financial performance of the Group. The Group Chief Executive and Group Finance Director also undertake an extensive annual programme of meetings with the company’s largest institutional shareholders.

•
the Chairman independently meets with the Group’s largest institutional shareholders annually to hear their feedback on management, strategy, business performance and corporate governance. Additionally, the Chairman, Senior Independent Director and chairs of the Board Committees met with the governance representatives of a number of institutional shareholders during the year.

•	the Senior Independent Director is available if any shareholder has concerns that they feel are not being addressed through the normal channels.

•	the Chair of the Group Remuneration Committee consults extensively with institutional shareholders in respect of the Group’s remuneration policy.

Throughout the year, the Chairman, Group Chief Executive, Group Finance Director and Chair of the Group Remuneration Committee communicate shareholder feedback to the Board and the directors receive independent analyst notes and reports reviewing share price movements and the Group’s performance against the sector. Detailed market and shareholder feedback is also provided to the Board after major public announcements such as results announcements. The arrangements used to ensure that directors develop an understanding of the views of major shareholders are considered as part of the annual Board evaluation.

Report of the Group Audit Committee

Letter from Brendan Nelson,
Chairman of the Group Audit Committee

Dear Shareholder,

I am pleased to bring you this report following my first full year as Chairman of the Group Audit Committee.

I would like to begin by welcoming Baroness Noakes and Tony Di Iorio who joined the Committee in August and September 2011, respectively; coinciding with Colin Buchan’s retirement from the Group Board. They bring with them a wealth of experience and knowledge. I am grateful to Colin for his commitment to the Committee.

2011 has been a difficult year for the industry and for the Group and the Committee has concentrated its efforts on key emerging issues. In particular, it has considered and, where appropriate, made recommendations to the Group Board in respect of:

•	the continued market turmoil and its effect on the Group’s businesses, in particular the GBM division;

•	the ongoing Eurozone crisis and impairment of the Group’s sovereign debt exposure;

•	impairment charges in the UK Corporate and Ulster Bank divisions;

•	Payment Protection Insurance (PPI) provision;

•	the implications, including the capital, risk and control assumptions and dependencies of the proposed structured transfer of the assets and liabilities of RBS N.V. to RBS plc;

•	the adequacy of internal change processes and controls;

•	the activity, performance and findings of Internal and External Audit; and

•	the quality and transparency of disclosures contained in external financial statements.

The oversight role of the Committee in these areas is explained in more detail in the Committee’s full report given below.

It is clear that 2012 will be as challenging as 2011. External conditions, internal change and the remediation of known and future issues, while managing the regulatory agenda, will make ‘business as usual’ extremely challenging. The Committee will continue to monitor compliance with the Group’s current regulatory requirements and monitor the implications of proposed future regulatory change, including the Independent Commission on Banking’s recommendations as they develop through 2012. Internal organisational change will also present challenges and the Committee will provide oversight of the revised control framework within the new Markets and International Banking division as it fully embeds.

I am pleased to report the recent appointment of Nicholas Crapp as our new Head of Group Internal Audit. Nicholas joined the Group at the beginning of 2012 and I look forward to his contribution to this challenging agenda. Overall, I am confident that with the continued commitment of my fellow colleagues and the support of the Group executive, the Committee is well placed to meet the challenges of 2012.

Brendan Nelson
Chairman of the Group Audit Committee
22 February 2012

Report of the Group Audit Committee continued

Report of the Group Audit Committee
The role and responsibilities of the Group Audit Committee
The Group Audit Committee’s primary responsibilities, as set out in its terms of reference, are to assist the Board in discharging its responsibilities in respect of: financial reporting and policy; systems of internal control; processes for Internal and External Audit and oversight of the Group’s relationship with its regulators. The terms of reference of the Group Audit Committee are reviewed annually by the Group Audit Committee and approved by the Board. They are available on the Group’s website www.rbs.com.

Meetings and visits
A total of seven meetings of the Group Audit Committee were held in 2011, including meetings held immediately before the submission of the annual and interim financial statements and the quarterly Interim Management Statements to the Board. Group Audit Committee meetings are attended by relevant executive directors, the Internal and External Auditors and Finance and Risk management executives. Other executives, subject matter experts and external advisers are also invited to attend the Group Audit Committee, as required, to present and advise on reports commissioned by the Committee. At least twice per annum the Group Audit Committee meets privately with the External Auditors. The Committee also meets privately with the Internal Audit function.

The annual programme of joint visits by the Group Audit and Board Risk Committees to the Group's business divisions and control functions continued in 2011. The object of the programme is to promote the Committees’ understanding of the Group; invitations to attend are extended to all non-executive directors. The programme of visits is considered annually. The Group Audit Committee and the Board Risk Committee undertook four visits - to Group Internal Audit, RBS N.V., Restructuring and Risk and RBS Insurance - during 2011.

Membership of the Group Audit Committee
The Group Audit Committee comprises at least three independent non-executive directors. The Chairman and members of the Committee, together with their attendance at meetings, are shown below.

Attended/ scheduled
Brendan Nelson (chairman)	Independent	7/7
Tony Di Iorio (1)	Independent	2/2
Baroness Noakes (2)	Independent	3/3
Philip Scott	Independent	7/7

Former member
Colin Buchan (3)	Independent	5/5

Notes:
(1)	Joined the Committee on 1 September 2011.
(2)	Joined the Committee on 1 August 2011.
(3)	Retired from the Committee on 5 August 2011.

Brendan Nelson, Tony Di Iorio and Philip Scott are also members of the Board Risk Committee facilitating the effective governance of finance and risk issues and the alignment of agendas. The Group Audit and Board Risk Committees also have strong links with the Group Remuneration Committee ensuring that levels of compensation reflect relevant finance and risk considerations.

The members of the Group Audit Committee are selected with a view to the expertise and experience of the Group Audit Committee as a whole. The Board is satisfied that all Group Audit Committee members have recent and relevant financial experience, and that each member of the Group Audit Committee is an ‘Audit Committee Financial Expert' and is independent, each as defined in the SEC rules under the US Securities  Exchange Act of 1934 (“Exchange Act”) and related guidance. Full biographical details are set out on pages 211 to 214.

Principal activity of the Group Audit Committee during 2011
Financial reporting
During 2011, the Group Audit Committee received regular updates on accounting issues and developments from both the Group Chief Accountant and from the External Auditors who presented for approval their audit plan, their audit fee proposal and engagement letter, as well as confirmation of their independence and a comprehensive report of all non-audit fees.

The Group Audit Committee focused on a number of salient judgments and reporting issues in the preparation of the 2011 accounts, including:

•	valuation methodologies and assumptions for financial instruments carried at fair value including the Group's credit market exposures;

•	disclosures, including those in relation to forbearance and sovereign debt;

•	impairment losses in the Group's loans and advances and available-for-sale securities; with particular emphasis on Eurozone issues, sovereign debt exposures, Ulster Bank and UK Corporate impairment;

•	PPI provision;

•	actuarial assumptions for the Group Pension Fund and the Group’s general insurance claims reserves;

•	impairment of goodwill; and

•	the Group’s tax position, including the recognition of deferred tax assets.

The Committee sought to understand and to challenge in a robust manner management’s accounting judgments and estimates. It reviewed the conclusions of the External Auditors and, where applicable, other experts and satisfied itself that disclosures in the financial statements about these judgements and estimates are transparent and appropriate.

Report of the Group Audit Committee continued

Internal Control
In 2011, the Group Audit Committee tracked progress in the development and implementation of the new Group Policy Framework across the Group and will continue to monitor progress in embedding the framework throughout 2012. It will review the results of assurance activity in respect of the new framework in the latter half of the year.

The Group Audit Committee reviewed the control framework in place to ensure that it is operating effectively and specifically reviewed progress against its plan for a number of large strategic initiatives such as the Finance and Risk Transformation Programme. It also tracked progress in relation to mandatory and remedial projects including the Group’s Anti-Money Laundering Programme and the progress of the Group’s US regulatory initiatives.

The Committee reviewed the effectiveness of the Group New Product Approval Process, the Credit Quality Assurance Process and considered the operation of the Group Notifiable Event Process as it applies in specific circumstances.

The Committee received reports and considered the Group’s compliance with the requirements of the Sarbanes-Oxley Act of 2002. It was regularly advised of: whistle-blowing events which occurred within the Group; complaints raised with members of the Group’s executive team; and significant internal investigations undertaken within the Group.

Divisional Risk and Audit Committees have been established with responsibility for reviewing the business of each division and reporting to the Group Audit Committee and Board Risk Committee. Given the size and complexity of the Group, these committees are an essential component of the governance framework that supports the effective operation of the Group Audit Committee and Board Risk Committee across the organisation. The Committee has agreed changes to the Divisional Risk Reporting framework and these improvements will be implemented during 2012. Quarterly reports are received by the Group Audit Committee and Board Risk Committee from each Divisional Committee.

Internal audit
The Group Audit Committee oversees the work of Group Internal Audit, and receives a quarterly report from the Head of Group Internal Audit. This report rates the quality of the control environment of all the Group’s divisions and of management’s level of awareness on these matters.  It offers the Group Audit Committee oversight of Group Internal Audit’s work, and allows the Group Audit Committee to monitor the level of internal control within the Group by reporting on areas where improvements are required to the control environment.

During 2011, the Committee sought to enhance further management responsiveness to Group Internal Audit findings and has developed a process to invite management to respond, either directly or in writing, to the Committee regarding identified deficiencies. The Group Audit Committee monitors these findings and management responses ensuring that issues raised are dealt with in a timely and appropriate manner.

The Group Audit Committee also considers Group Internal Audit’s annual plan and the adequacy of its resources and budget.  During 2011, the Group Audit Committee actively supported the development of the Internal Audit vision and strategy and the transition to thematic reporting and the development of centres of excellence. It has supported increased resources for the function and has been directly involved in the process for the appointment of the new Head of Group Internal Audit.

An external review of the effectiveness of Group Internal Audit takes place every three to five years, in line with best practice, with internal reviews continuing in intervening years. In January 2012, the Group Audit Committee undertook an internal evaluation of Group Internal Audit.  The evaluation concluded that Group Internal Audit had operated effectively throughout 2011.

External audit
Deloitte LLP have been the company’s auditors since March 2000. There are no contractual obligations restricting the company's choice of external auditor.

During 2011, the External Auditors provided the Group Audit Committee with reports summarising their main observations and conclusions arising from their year end audit, their half year review and their work in connection with the first and third quarters and their recommendations for enhancements to the Group’s reporting and controls. Deloitte also presented for approval to the Committee their audit plan, their audit fee proposal and engagement letter, as well as confirmation of their independence and a comprehensive report of all non-audit fees.

The Group Audit Committee undertakes an annual evaluation to assess the independence and objectivity of the External Auditors and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements. The annual evaluation is carried out following completion of the annual accounts and audit. In assessing the effectiveness of the Group’s External Auditors, the Group Audit Committee has regard to:

•	the experience and expertise of the senior members of the engagement team;

•	the proposed scope of the audit work planned and executed;

•	the quality of dialogue between the External Auditors, the Committee and senior management;

•	the clarity, quality and robustness of written reports presented to the Committee setting out the External Auditors’ findings arising form the audit;

•	the quality of observations provided to the company by the External Auditor on the Group’s systems of internal control; and

•	the views of management on the performance of the External Auditors.

Report of the Group Audit Committee continued

In addition to the annual evaluation performed by the Group Audit Committee, the External Auditors also conduct their own annual review of audit quality. Twelve service criteria for the audit have been defined by the External Auditors to measure their performance against the quality commitments set out in their annual audit plan, under the headings of ‘quality of audit, approach and conduct’, ‘independence and objectivity’, ‘quality of the team’ and ‘value added’. Feedback will be obtained and discussed with the relevant internal stakeholders. The results of this exercise will be presented to the Group Audit Committee, with actions defined and agreed to address any areas where performance has fallen below expected standards.

The Group Audit Committee is responsible for making recommendations to the Board in relation to the appointment, re-appointment and removal of the External Auditors. In order to make a recommendation to the Board, the Group Audit Committee considers and discusses the performance of the External Auditor in the previous year, taking account of the outcomes of the annual evaluation carried out. The Board submits the Group Audit Committee's recommendations to shareholders for their approval at the Annual General Meeting. The Board has endorsed the Group Audit Committee's recommendation that shareholders be requested to approve the reappointment of Deloitte LLP as External Auditors at the Annual General Meeting in 2012. The Group Audit Committee has considered the proposals for reform of the audit market as published by the EU Commission. It will continue to monitor developments in this regard including the potential implications for External Auditor appointment in the UK.

The Group Audit Committee approves the terms of engagement of the External Auditors. The Group Audit Committee also fixes the remuneration of the External Auditors as authorised by shareholders at the Annual General Meeting.

Audit and non-audit services
The Group Audit Committee has adopted a policy on the engagement of the External Auditors to supply audit and non-audit services, which takes into account relevant legislation regarding the provision of such services by an external audit firm.

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

The Group Audit Committee reviews the policy annually and prospectively approves the provision of audit services and certain non-audit services by the External Auditors. Annual audit services include all services detailed in the annual engagement letter including the annual audit and interim reviews (including US reporting requirements) and periodic profit verifications.

Annual audit services also include statutory or non-statutory audits required by any Group companies that are not incorporated in the UK. Terms of engagement for these audits are agreed separately with management, and are consistent with those set out in the audit engagement letter insofar as local regulations permit. During 2011, prospectively approved non-audit services included the following classes of service:

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

For all other permitted non-audit services, Group Audit Committee approval must be sought, on a case by case basis, before the provision of the service commences. The Group Audit Committee reviews and monitors the independence and objectivity of the External Auditors when it approves non-audit work, taking into consideration relevant legislation, ethical guidance and the level of non-audit services relative to audit services. The approval process is rigorously applied to prevent the External Auditors from functioning in the role of management, auditing their own work, or serving in an advocacy role.

Report of the Group Audit Committee continued

During 2011, the Group Audit Committee approved changes to the Group’s non-audit services policy. Tax compliance services, permissible services to companies that will remain outwith the Group and restructuring services will require ad hoc approval of the Group Audit Committee in 2012. In addition, a competitive tender process will be required for all proposed engagements where the fees are expected to exceed £100,000. Engagements below £100,000 may be approved by the Chairman of the Group Audit Committee; as an additional governance control all engagements have to be approved by the Group Chief Accountant and Group Sourcing and Vendor Management. Ad hoc approvals of non-audit services are ratified by the Group Audit Committee each quarter. During 2011, the External Auditor was approved to undertake certain significant engagements which are categorised and explained more fully below:

Summary of category of engagement	Reason for selection of External Auditor
Provision of advice, best-practice options and support to management on a number of projects (four engagements)
The External Auditor was appointed in relation to these engagements because it was the market leader in the subject matter or because the external audit team included personnel who were uniquely positioned, experienced and qualified to provide the necessary advice.

A full tender process was undertaken in relation to two engagements and the External Auditor was appointed following presentation of a thorough proposal and a willingness to leverage existing knowledge to ensure a competitive price proposition.

Assurance testing RBS, NatWest and Ulster Bank customer charters and the Group’s Corporate Governance Policy (three engagements)
The External Auditors prior experience and ability to make use of previous work made them a competitive choice for the assurance of the various customer charters.

A selective tender was undertaken to provide support and advice to the Group Secretary for the assurance of the Group Corporate Governance Policy. The External Auditor was judged to be both financially competitive and provided the clearest, and most comprehensive approach to supporting the Group Secretary in this assignment.

Agreed upon procedures (AUP) review for Wealth Management (one engagement)
The External Auditor was experienced in this field and had performed three previous AUP reviews.  Timing was also an issue for this request but a competitive tender process will be considered prior to the next review.

Tax and accounting advice (two engagements)
The External Auditor was appointed for one of the engagements following submission of a detailed proposal document, formal presentation and lengthy discussion with RBS management. Given the nature of the engagement it was determined that appointment of the External Auditor was appropriate.

Following a tender process in the other instance the External Auditor was judged to be the best firm to employ and was agreed by the co-sponsors to the engagement.

Information on fees paid in respect of audit and non-audit services carried out by the External Auditors is detailed in Note 5 on the Group’s consolidated accounts.

Group’s relationship with its regulators
The Group Audit Committee has a responsibility to monitor the Group’s relationship with the Financial Services Authority (FSA) and other regulatory bodies.  During 2011, it received regular reports on the Group’s relationship with all its regulators and significant developments or changes to those interactions. It receives reports on regulatory actions and investigations. Over the course of the year the chairmen of the Group’s Senior Board Committees met with the FSA on an individual basis and also participated in certain Regulatory College meetings with the Group’s primary regulators. The non-executive directors also collectively participated in meetings with the FSA on two occasions and the FSA were invited to attend certain discussions of the Board.

The non-executive directors closely monitor the Group’s relationship with its international regulators and during 2011 significant time has been dedicated in particular to understanding the regulatory requirements in the US and the implications on the Group’s US operations and structure.
The Group Board met with the Federal Reserve Bank of Boston collectively in this regard during 2011. The Chairman of the Group Audit Committee also met with the US regulator on an individual basis.

Performance evaluation
An external review evaluating the effectiveness of the Group Audit Committee takes place every three to five years, with internal reviews by the Board in intervening years. An internal review took place during 2011 covering the role of the Committee; its composition, meetings and processes, performance and reporting, policy and procedures; induction and continuing professional development; communication; and divisional committees. Overall the review concluded that the Committee continued to operate effectively.

Brendan Nelson,
Chairman of the Group Audit Committee
22 February 2012

Report of the Board Risk Committee

Letter from Philip Scott,
Chairman of the Board Risk Committee

Dear Shareholder,

I am pleased to bring you this report on the activity of the Board Risk Committee during 2011.

As one would expect, managing the risks presented by the challenging external market conditions that have continued throughout 2011 has been a key priority of the Committee. Market, credit and liquidity risk have featured prominently in the discussions of the members in the period. The regulatory agenda has continued to exert pressures on the organisation and the Committee has sought to understand the global implications of proposed regulation while managing and overseeing remediation of known issues. The Committee has continued to build upon existing relationships with the Group’s regulators globally, wherever possible.

Tony Di Iorio joined the Committee with effect from 1 September 2011. It is my pleasure to welcome Tony to the Committee. I am certain that his broad background in financial services and global investment banking will prove to be immensely useful to the Committee, particularly in managing the complex risks presented by the Group’s new Markets and International Banking Division. Colin Buchan retired from the Group Board in August 2011 and I would like to thank Colin for his contribution to the Committee during the first half of the year.

The Board Risk Committee was created in January 2010 following the recommendations set out in the Walker Review and it is therefore a relatively new committee to the Group. Notwithstanding the challenges presented by external market forces, it was important that the Committee, during its second year of operation, continued to fully refine and enhance its approach to risk oversight and its interaction with other senior Board Committees. I am pleased to report that during 2011 the Committee has made progress in the following areas:

•	further development of a risk appetite framework and methodology;

•	development of a new conduct risk appetite framework;

•
enhancement of the Group Policy Framework.  This has been a major project for the Group in 2011 and the Board Risk Committee has provided oversight of the project which has now completed its critical initial phase;

•
interaction with the Group Remuneration Committee. Penny Hughes, Chair of the Group Remuneration Committee, and I sponsored a project in 2011 to review and improve interaction between both committees. This has led to clarification of responsibilities, improved planning and the identification of additional trigger points outwith pay cycles where risk should be taken into consideration;

•	improvement of reporting standards;

•	promotion of a risk awareness culture; and

•	oversight of the enhancement of the risk governance framework that supports the Committee at an executive level.

The activity of the Committee is set out more fully in the Report of the Board Risk Committee below. However, while progress has been made, the work of the Committee is in no way complete and these risk areas will remain a key area of focus and refinement in 2012. The risk appetite framework must be fully embedded across divisions and the Committee recognises that development of an economic capital model must be prioritised in 2012. Furthermore, the difficulties being experienced in Europe and the US will necessitate a continued focus on market and sovereign risk in the year ahead.

It is not yet possible to determine the impact of the recommendations contained within the Report of the Independent Commission on Banking.  The recommendations are complex and it will take time to fully consider what they mean for the Group and any corresponding strategic and organisational change. The Board Risk Committee will monitor developments and will fully consider the risk implications of any decision in this regard.

Philip Scott
Chairman of the Board Risk Committee
22 February 2012

Report of the Board Risk Committee continued

Report of the Board Risk Committee
Role of the Board Risk Committee
The Board Risk Committee is responsible for providing oversight and advice to the Board in relation to current and potential future risk exposures of the Group and future risk strategy, including determination of risk appetite and tolerance. The Committee reviews the performance of the Group relative to risk appetite and provides oversight of the effectiveness of key Group policies. The Board Risk Committee has responsibility for promoting a risk awareness culture within the Group.

Authority is delegated to the Board Risk Committee by the Group Board and the Committee will report and make recommendations to the Group Board as required. The terms of reference of the Board Risk Committee are available on the Group’s website www.rbs.com and these are considered annually by the Board Risk Committee and approved by the Board.

Meetings and visits
The Board Risk Committee held six scheduled meetings and three additional ad hoc meetings in 2011. Meetings are held alongside Group Audit Committee meetings to ensure that the work of the two Committees is coordinated and consistent. Board Risk Committee meetings are attended by relevant executive directors, risk management and finance executives and the internal auditors. External advice may be sought by the Board Risk Committee where considered appropriate. During 2011, the members of Board Risk Committee in conjunction with the members of the Group Audit Committee took part in an annual programme of visits to the Group's business divisions and control functions. Details about the programme of visits is set out in the Report of the Group Audit Committee on page 222.

Membership
The Board Risk Committee is comprised of at least three independent non-executive directors. The Chairman and members of the Committee, together with their attendance at meetings, are shown below.

Attended/ scheduled
Philip Scott (chairman)	Independent	6/6
Sandy Crombie	Independent	5/6
Tony Di Iorio (1)	Independent	1/1
Joe MacHale	Independent	6/6
Brendan Nelson	Independent	6/6

Former member
Colin Buchan (2)	Independent	4/5

Notes:
(1) Joined the Committee on 1 September 2011.
(2) Retired from the Committee on 5 August 2011.

Philip Scott, Tony Di Iorio and Brendan Nelson are also members of the Group Audit Committee. This common membership ensures effective governance across all Finance and Risk issues, and that agendas are aligned and overlap is avoided.

Principal activity of the Board Risk Committee during 2011
Risk strategy and policy
The Board Risk Committee is fully engaged in the risks deriving from the recently announced organisational changes to form the new Markets and International Banking division and consideration of the impact of the FSA’s Recovery and Resolution programme and where possible the ICB proposals on the wider Group, will be a priority of the Committee over the course of 2012 and beyond.

Development of the Group Policy Framework has been a major project for the Group in 2011 and the Board Risk Committee has provided oversight and direction to the project. Standards have now been developed, benchmarked and are now being implemented across the organisation. The Board Risk Committee will continue to ensure that the standards are properly embedded globally and will review the output of assurance testing to ensure that the standards are operating effectively.  Risk governance across the Group, including the operation of the Board Risk Committee, will be reviewed pursuant to the Corporate Governance Policy standard and the Committee will take forward any recommendations from that review during the course of 2012.

The Committee has overseen the development of a conduct risk appetite statement and framework during 2011. The Committee regards conduct risk to be a fundamental tenet of risk and will receive reports in 2012 on the implementation of the standard and framework across the organisation, including how conduct risk is considered from the point of product inception to conclusion of a relationship with a customer. The terms of reference of the Committee have been extended to cover conduct risk specifically.

Risk profile
The Committee receives a detailed report on key risks and metrics at each meeting and receives an oral report from the Chief Risk Officer at each meeting on the key risks to the organisation. This enables the Committee to identify the key risk areas where more focus should be directed. The Committee reported to the Board following each meeting on its consideration of the risk profile of the Group and any longer term macro or perceived strategic threats to the Group and made recommendations as appropriate.

The Board Risk Committee has assumed responsibility on behalf of the Group Board for considering key areas of risk in a deeper level of granularity. In particular, during 2011 it has played an important governance role in the oversight and remediation of regulatory issues in the RBS Americas region. Brendan Nelson has personally provided oversight of the Executive Steering Group established with responsibility for remediation of known issues in the region and the Committee receives regular reports on progress.

In response to market events, the Committee has reviewed its controls for potential weaknesses from a rogue trading perspective. This review identified that most controls were effective and the Committee will oversee the remedial work that is underway to resolve all potential weaknesses identified.

Report of the Board Risk Committee continued

The Committee has also considered the risks inherent within large strategic transactions such as the proposed transfers of a substantial part of the business activities of RBS N.V. to the Royal Bank.

The Committee reviewed the capital and liquidity position of the Group regularly during 2011 in light of external conditions and has reviewed the output of stress tests, including the Group results under the EU wide stress testing exercise of the European Banking Authority, the results of which were published in July 2011.  It has considered and made recommendations to the Group Board in relation to the Individual Liquidity Adequacy Assessment and the Individual Capital Adequacy Assessment required by the FSA.

Regulatory risk has featured highly on the agenda of the Committee. The members have received reports on the status of ongoing regulatory investigations and have considered individual remuneration impacts (if any), as those investigations progress. Regulatory developments have been monitored and the regulatory risks associated with the sale of complex products to certain customers have been considered. Operational risks inherent in the Groups processes have also been considered and the Committee has specifically considered continuity and data control.

The difficulties being experienced in Europe and the US necessitated a continued focus on market and sovereign risk over the course of 2011.  The Committee received additional reports in this regard and will continue to closely monitor and manage these risks in 2012.

Risk appetite, framework and limits
The Committee has kept the Group Board appraised of the considerable progress made in relation to development of a risk appetite framework and methodology during 2011 and it has made recommendations to the Board in this regard. The Committee will ensure this framework is fully aligned with the conduct risk framework and is rolled out and embedded across divisions in 2012.

As set out in the Group Audit Committee report on page 223 a framework of Divisional Risk and Audit Committees are responsible for reviewing the business of each division and reporting to the Group Audit Committee and Board Risk Committee. The risk agenda of these committees continues to evolve alongside the Board Risk Committee agenda. In 2011, a quarterly risk assessment process was introduced to raise awareness and understanding of risk appetite at divisional level. While this assessment has had some success, risk reporting at a divisional level has been further refined and aligned with regulatory process. A new Material Risk Assessment process will be implemented within the divisions in 2012 and will be overseen by the Divisional Risk and Audit Committees. This will streamline reporting and standardise structure across the divisions. Progress will be closely monitored by the Board Risk Committee in 2012.

While some progress has been made, significant work is still required to fully develop an operational economic capital model for the Group.  This will be an area of focus for the Committee over the coming year.

Risk management operating model
Culture is key to driving the correct behaviours from a risk perspective.   In recognition of this, the Committee received regular updates during 2011 on the One Risk programme, including the risk management vision and values. The Committee has reviewed the calibre of senior risk personnel and succession planning arrangements. It has also reviewed the adequacy of that resource alongside its review of the scope and nature of work undertaken by the risk management function.

During 2011, the risk governance model has been extensively reviewed and streamlined at executive level. The role of the Executive Risk Forum has been clarified. The Executive Risk Forum has responsibility for consideration of strategic risk and policy issues in advance of the Board Risk Committee and aims to provide an effective filter of the key risks for the consideration of the Board Risk Committee.

Risk architecture
The Committee has sought continually to drive improvements to reporting standards and has implemented new guidance for the presentation of papers for the consideration of the Committee. It has held separate discussions to refine and enhance the quality of the key risk report and metrics and following those discussions a revised risk report will be operational in 2012. Work is ongoing to develop risk reporting at entity level (in addition to reporting at a Group and divisional level).

The Committee has monitored the standards of data quality across the Group and the programmes in place to improve management information and reporting. In particular, the Committee has tracked progress of the Finance and Risk Transformation Programme designed to develop a golden source of data for use in reporting across the Group.

Remuneration
The Board Risk Committee has continued to strengthen its relationship with the Group Remuneration Committee with the aim of ensuring that risk is adequately reflected in objectives and compensation arrangements and decisions. Significant improvements have been made in 2011 including clarification of responsibilities, improved planning and the identification of additional trigger points outwith pay cycles where risk should be taken into consideration. This improved interaction has led to a number of additional meetings of the Board Risk Committee specifically to consider the risk implications of remuneration decisions.

Report of the Board Risk Committee continued

Performance evaluation
An internal review of the effectiveness of the Board Risk Committee during 2011 was conducted. Amongst the areas reviewed were the role of the Committee, composition, meetings and processes, performance and reporting, policy and procedures, divisional committees, induction and continuing professional development and communication. The Committee has considered and discussed the report on the outcomes of the evaluation and is satisfied with the way in which the evaluation has been conducted, the conclusions and the recommendations for action. The outcomes of the evaluation have been reported to the Board, and during 2012, the Committee will place focus on driving improvements to:

•	the structure of the agendas to ensure the Committee is focused on consideration of the key issues - while recognising the remit of the Committee is extremely onerous;

•	Divisional Risk and Audit Committees: implementing the changes to the risk assessment process and reporting;

•	enhance the bench strength of the Risk Management function; and

•	the Committee’s interaction with the Executive Risk Forum.

Philip Scott
Chairman of the Board Risk Committee
22 February 2012

Directors’ remuneration report

Letter from Penny Hughes
Chair of the Group Remuneration Committee

Dear Shareholder,

Remuneration in banks continues to be an important and sensitive topic and this is particularly true at RBS. And so it has been another eventful and challenging year for the Group Remuneration Committee.

It is worth reiterating that since 2008, there has been a complete change of the executive leadership team at RBS. Those who were responsible for the problems of the past have been replaced by a team charged with fixing them.  On pay, we operate with a strong sense of restraint but it's important that our people believe that they'll be treated fairly and competitively. We consider that this is in the best interests of our shareholders and customers. We aim to set pay and incentives based on performance and market conditions, appropriate to the different markets in which our people operate, the objectives we set them and results we get from them, and a desire to minimise costs where consistent with our wider goals.  We are a commercially run bank and that principle must apply to how we pay all of our employees. Overall, our pay is towards the lower end of market norms in aggregate.

My priority as Chair of the Group Remuneration Committee is to implement a remuneration policy that serves the long-term interests of our shareholders including, of course, the UK taxpayer. We recognise the duty of public accountability and therefore the need to be sensitive to the public’s views on pay, particularly for senior people. It is a difficult balance that we are trying to achieve in reconciling the, at times, conflicting objectives of our various stakeholders.

Financial Performance
A key factor in the Committee’s deliberations is the financial performance of the Group. RBS is a unique recovery challenge and success must be measured by the progress we are making towards being a safer, stronger and more sustainable bank. Effectively we are asking our management team to do two jobs; to successfully compete with strong banking competitors across our ongoing businesses AND to recover RBS from its legacy risk profile, itself the largest corporate restructuring on record.  In 2011 the Group put even greater priority on actions to strengthen its balance sheet and reduce risks in the face of difficult economic and financial market conditions, as it continued to work through the restructuring plan embarked upon in 2009.  Key financial achievements for 2011 were:

•	Core Bank Operating Profit of £6.1 billion represents a strong performance and compares well with other similar sized banks;

•
Core Bank’s Return on Equity (ROE) was 10.5%, with Retail & Commercial ROE at 11.3%, or 16.6% excluding Ulster Bank. Our investment bank’s ROE was 7.7%, notwithstanding the challenging market conditions;

•	The Group funded balance sheet decreased by £49 billion to £977 billion;

•	The Core Tier 1 ratio of 10.6% and tangible net asset value per share of 50.1p were broadly stable over the year, in spite of de-risking costs and regulatory impacts;

•	Group operating profit was £1.9 billion, up 11% after adjusting for the disposal of Global Merchant Services at the end of 2010;

•	Group expenses were 7% lower in 2011 than in 2010 at £15.5 billion; with staff costs down 9%;

•	Impairment losses totalled £7.4 billion, which is down 20% from 2010; and

•	Targets for reducing Non-Core assets have been exceeded, reducing by £44 billion to £94 billion in 2011.

As well as the financial achievements above, the Committee takes into account the Group's performance against a range of broader strategic objectives, including support to personal and business customers in the communities in which it operates. In 2011 gross new lending to business increased by 22%, with lending to SMEs up 4%, exceeding the Group's Merlin targets. The Committee also considers the scale of the businesses our leadership team are managing.  For example, during 2011, our 2,000 UK retail branches served 18 million customers; our corporate banking division accounted for almost half of all new lending to UK SMEs; and our investment bank operated in 38 countries and arranged €12 billion of loans and €10 billion of bonds for UK corporates.

Whilst there is still much to do to deliver an overall profitable business as we pay for the costs of repair, we are already much better positioned as a safer, stronger bank.

Executive directors
Events at the start of 2012 put the difficulty of balancing our stakeholders’ interests firmly into the public spotlight. The bonus for Stephen Hester in relation to the 2011 performance year attracted considerable attention from the media and politicians and I wanted to explain the reasons behind that decision.

We have been very clear over recent years that pay for performance, not failure, is at the heart of our remuneration policy. Under the leadership of the current executive directors, RBS has made significant progress in exceptionally difficult circumstances. In recognition of this, the Board believed, and still believe, that the award to its Group Chief Executive was justified in the context of the market and appropriate based on achievement against the performance objectives that had been set (see page 240 for further details).  The Board’s decision was well-balanced and took into account all the circumstances, including the fall in share price over 2011, which was mirrored in most other banks. The award was offered on terms that are arguably amongst the most reformed in our industry and endorsed at the 2011 AGM by over 99% of our shareholders.  The award would have been delivered entirely in shares, been deferred and subject to clawback.

Directors’ remuneration report continued

Stephen Hester subsequently decided to waive his bonus because the attention it received had become a damaging distraction for him and the Group. Since this announcement, many of our major shareholders have expressed overwhelming support for all members of our leadership team and are supportive of the Group Remuneration Committee’s efforts to ensure that these individuals are fairly rewarded as they continue to lead the turnaround of the Group. There is significant concern that the alternative - attempting to operate on a less-than-commercial basis - would be value destructive if RBS becomes an unattractive place to work.

I am convinced that the remuneration approach that we have developed will serve all our stakeholders well in the long term.

Group-wide remuneration arrangements
It is not only the executive directors’ interests that the Committee considers. It is also tasked with recognising the work of all our employees, whilst maintaining a balance and showing restraint.  Examples of where we have shown such restraint are as follows:

•	More than 10,000 of the Group’s most senior employees will not receive a pay increase for 2012;

•	Average salary increases for 2012 will be less than 1%;

•	85% of employees eligible for a bonus will receive less than £10,000. The majority of employees eligible for a bonus will receive less than £2,000;

•	The investment bank bonus pool is down by 58% over the last year. This follows a 33% reduction between 2009 and 2010; and

•	There has been a 43% reduction at Group level in variable compensation. Details of our variable compensation can be found in Note 3 on the consolidated accounts on page 291.

The Committee recognises the importance of driving cultural change, not just through pay, but in the wider sense.  As Group Remuneration Committee Chair, I am actively involved in the Group’s initiatives relating to diversity, graduate recruitment and management development.  I’m impressed by the quality and depth of these initiatives around the Group, many of which have received award-winning recognition.

Another area of focus for the Group Remuneration Committee in 2011 has been how value is shared between investors and employees. Shareholders have rightly questioned whether banks, and in particular investment banks, have got this right in the past. We are working hard to get this right now and in the future. A balance is always required between minimising compensation costs, and so maximising profits in the year, and protecting the business from which future profits can flow.

We have sought to strike this balance fairly, while erring on the side of restraint, reflecting the nature of our ownership. In this context, I am pleased to report that the returns achieved in our investment bank, while below our targets, compare favourably to our competitors. Yet our compensation ratios are among the lowest and this has been the position for the last three years.

We do consider that pay at all investment banks became overheated during the exuberant period of growth pre-financial crisis.   It is clear that the industry as a whole delivered results in 2011 below the cost of capital.  This is an unsustainable position with further significant costs of regulation to come. We are committed to taking necessary action on pay alongside the other strategic business decisions we make around the reduced size and scope of our activities in order to build a sustainable business, capable of serving customers and delivering fair and adequate returns for shareholders and employees.

Our restrained approach to pay is not without risk. Employees at all levels of RBS have choices about where they work. If we allow a sizeable gap to open up between how we pay and how others pay, then it will affect our ability to attract and retain good, well-motivated people to work here. We do not believe that this would be in the interests of our shareholders, our customers, or the taxpayer.

We believe we are getting the balance right in difficult circumstances. Under the leadership of Stephen Hester and his team, RBS is a challenging but inspiring place to work. Employee engagement continues to improve, which demonstrates the pride our people have in helping to fix and recover from one of the biggest failures in corporate history.  Whilst the road to recovery is proving more challenging than probably any of us envisaged, our people are working hard to help return the Group to financial strength and the Group Remuneration Committee remains committed to helping create an environment in which they can meet their ambitions.

The remuneration process undertaken by the Group Remuneration Committee is thorough and robust. This year’s report contains more detail on the decision process to demonstrate to you how engaged and committed the Committee is to making the best decisions for the benefit of shareholders, employees and wider stakeholders.

Finally, let me thank my fellow Committee members for their extensive contributions and all those who supported the Committee to help us  weigh up all the relevant factors and seek the right balance in our decision-making.

Penny Hughes
Chair of the Group Remuneration Committee
22 February 2012

Directors’ remuneration report continued

Report of the Group Remuneration Committee
The role and responsibilities of the Group Remuneration Committee
The Group Remuneration Committee is responsible for setting the Group’s policy on remuneration and overseeing its implementation. It considers and makes recommendations to the Group Board in respect of the remuneration arrangements of the executive directors of the Group. No director is included in decisions regarding his or her own remuneration.

The Group Remuneration Committee is also responsible for approving remuneration and severance arrangements for members of the Group’s Executive and Management Committees, as well as overseeing arrangements for employees who are ‘In-Scope’ under the Asset Protection Scheme (APS) or ‘Code Staff’ under the FSA Remuneration Code. Details of the FSA Remuneration Code can be found at www.fsa.gov.uk and a definition of Code Staff is provided on page 237.

The terms of reference of the Group Remuneration Committee are available on the Group’s website www.rbs.com and these are reviewed annually by the Committee and approved by the Group Board.

Membership of the Group Remuneration Committee
All members of the Committee are independent non-executive directors. The Committee held nine meetings in 2011. The Chair and members of the Committee, together with their attendance at meetings, are shown below:

Attended / Scheduled
Penny Hughes (chair)	9/9
Sandy Crombie	9/9
Alison Davis (1)	4/4
John McFarlane (2)	9/9

Notes:
(1)	Became a member of the Committee on 1 August 2011.
(2)	Will step down as a member of the Committee on 31 March 2012.

Enhanced governance
The Group Remuneration Committee has taken a number of steps during 2011 to enhance its governance arrangements:

•	Alison Davis was appointed as an additional member to bring further financial experience and fresh expertise;

•	private sessions are held at each Committee meeting with only the Group Chairman and non-executive directors present;

•	a strategy session is carried out to ensure agendas focus on key issues in relation to remuneration;

•	reporting between the Committee and the Group Board has been improved so that all directors are fully informed and able to discuss the approach being taken; and

•	greater focus was placed on international regulatory compliance as requirements emerge across the territories in which we operate.

Principal activity of the Group Remuneration Committee during 2011

First quarter
•
new arrangements for the executive directors. Following extensive shareholder consultation and consideration by the Committee, Share Bank arrangements and new long term incentive plans (LTIP) performance measures were introduced;

•	remuneration arrangements and year-end performance reports for members of the Executive Committee, Management Committee and annual performance objectives for 2011 and also LTIP performance objectives;

•	remuneration arrangements and year-end performance reports for APS In-Scope employees and Code Staff;

•	new process for divisional bonus pools implemented with advice from the Board Risk Committee on risk performance;

•	progress against unvested LTIP performance measures;

•	approval of the Group and divisional bonus pools; and

•	approval of Directors’ remuneration report.

Second quarter
•	key business and strategic priorities; presentations from Non-Core, RBS Insurance and GBM;

•	project to enhance risk input into remuneration; and

•	formal remuneration strategy session - compensation structure and priorities for the forthcoming year were agreed.

Directors’ remuneration report continued

Third quarter
•	half year performance reviews for executive directors, members of the Executive Committee and Management Committee; and

•
outcome of Group Internal Audit review on how the FSA Remuneration Code has been implemented which showed management is aware of the key risks and are pro-active in identifying issues relating to remuneration.

Fourth quarter
•	review of risk-adjusted performance across the Group and divisions;

•	preliminary bonus pools discussions for Group and divisions;

•	enhanced process for review of risk trigger events for clawback and bonus reduction;

•	content for shareholder consultations undertaken in December 2011 and January 2012; and

•	report from the project to enhance risk input into remuneration with recommendations for actions.

In addition, the Committee received regular knowledge updates on global remuneration regulatory developments; pay consultations issued by the FSA, Department for Business, Innovation & Skills, HM Treasury and the High Pay Commission; guidelines from shareholders and investor bodies; and market trends reports.

Advisers to the Group Remuneration Committee
The advisers to the Group Remuneration Committee are appointed independently by the Committee, which reviews its selection of advisers annually. The advisers are instructed by and report directly to the Committee. The Committee Chair oversees the fees for the advisers.

PricewaterhouseCoopers LLP (PwC) were appointed as the Committee’s remuneration advisers on 14 September 2010, and their appointment was reconfirmed by the Committee in June 2011 after an annual review of the quality of the advice received and fees charged. PwC are signatories to the voluntary code of conduct in relation to remuneration consulting in the UK.

PwC also provide professional services in the ordinary course of business including assurance, advisory, tax and legal advice to subsidiaries of the Group. The Committee Chair is notified of other work that is being undertaken by PwC and is satisfied that there are processes in place to ensure that the advice the Committee receives is independent.

As well as receiving advice from PwC during 2011, the Committee took account at meetings of the views of the Group Chairman, Group Chief Executive, Group Finance Director, Group Human Resources Director, Group Head of Reward, Group Secretary and the Chief Risk Officer.

Performance evaluation process
An internal review of the effectiveness of the Group Remuneration Committee was conducted by the Group Secretary during 2011. The evaluation was based on detailed questionnaires and individual meetings with each member and attendee. Amongst the areas reviewed were the role of the Committee, composition, meetings and processes, continuing professional development and communication. Generally, the Committee was considered to be effective and meeting its objectives, with members willing to spend the time necessary to discharge their responsibilities.  The evaluation respondents agreed that the Committee was the right size, with an appropriate composition and was headed by a committed Chair.  The respondents were also impressed by the level of work undertaken outside of the meetings, particularly by the Chair.

A number of actions arose from the evaluation relating to the further improvement of the meeting arrangements, including:

•	improved performance from the Committee’s internal and external resources;

•	further improvement on length and clarity of materials provided to the Committee; and

•	monitoring of the new processes for risk input into remuneration and processes for reporting and escalation of trigger events which may lead to clawback or bonus reduction.

The Committee has considered and discussed the report on the outcomes of the evaluation and is satisfied with the way in which the evaluation was conducted, the conclusions and the recommendations for actions. The outcomes of the evaluation have been reported to the Group Board and the actions are being progressed.

Directors’ remuneration report continued

Key inputs to the Group Remuneration Committee to assist its decision-making
The Group Remuneration Committee receives regular updates on regulatory developments and general remuneration issues, as well as market and benchmarking data to support its decisions. It also received information from a number of external and internal sources during 2011.  The diagram below illustrates this:

Directors’ remuneration report continued

Shareholder consultation and its impact on remuneration policy
In late 2011 and early 2012, an extensive consultation was undertaken with institutional shareholders and other stakeholders on the Group’s remuneration approach.  Investors recognised the difficult challenge faced by the Group Remuneration Committee in balancing the need to pay competitively to support business goals but at the same time being mindful of the wider economic environment and the need to show restraint.

The shareholders gave a clear message that increases to base pay and pension contributions for executive directors were not appropriate.  However, the overall shape of executive remuneration structure received widespread support.  Shareholders recognised the need for retention of the current executive team and the potentially destructive effect that any break up would have on rebuilding the Group.

This consultation included UKFI and as with other shareholders, the Committee received their input.  However, in line with the Group’s mandate to operate commercially, the Committee did not receive formal direction from UK Government.

The consultation process involved one-to-one meetings, a roundtable session hosted by the Association of British Insurers and National Association of Pension Funds and a number of follow-up letters and meetings.

Topics discussed with investors included both Group-wide and executive directors’ pay positioning, scale and design of incentive structures, risk alignment of remuneration, deferral, clawback and remuneration disclosures.

The importance of value sharing between investors and employees, retaining capital, and taking this into account in remuneration decisions were key themes from the shareholder consultation. As mentioned in the letter from the Committee Chair, value sharing between investors and employees and retention of capital have been key areas for the Remuneration Committee during 2011. In 2011 variable compensation was 11% of Core Bank operating profit, down from 16% in 2010. This proportion compares favourably with other banks.

There was also concern over falling share prices across the industry. Some shareholders proposed that LTIP award levels to employees should be scaled back given the fall in the share price over 2011. The Committee recognises the impact that the fall in share price has had both on shareholders and employees. The share awards that were made to employees at the beginning of 2011, under bonus deferral or the long term incentive plan, have fallen in value. This is clear alignment with the value reduction that shareholders have experienced. It is also true in the case of prior year unvested and vested but retained awards.

The Committee has considered the LTIP award policy for 2012 in light of the Group’s current share price and has reduced potential awards to executive directors by capping them at 300% of salary.

The population receiving LTIP awards has also been reviewed, and for 2012, there will be a significant reduction as LTIP awards are targeted at the Group’s most senior management. All LTIP awards are subject to both group-wide and division/function specific performance conditions to ensure that the leadership team is focused on both value creation and other key objectives. Group performance targets will be aligned to the executive director LTIP performance targets to ensure a consistent view of performance.

The Group Remuneration Committee and the Group Board have considered carefully their responsibilities and have applied judgement to achieve a balance whereby remuneration policy supports business goals without causing unacceptably high people risks.

The support received by shareholders during the consultation period has been greatly encouraging. Shareholders have played a key role in developing remuneration practices that support the long term goals of the business.

Risk and regulatory environment
FSA Remuneration Code compliance
The Group has been fully compliant throughout 2011, in practice and in spirit, with all aspects of the FSA Remuneration Code.

How risk is reflected in our remuneration process
Focus on risk is achieved through clear risk input into incentive plan design and target setting, as well as thorough risk review of performance, bonus pools and clawback. The Group Remuneration Committee is supported in this by the Board Risk Committee and the Group’s risk management function.

During 2011, a project was undertaken, co-sponsored by the Chairs of the Group Remuneration Committee and Board Risk Committee, to identify and implement further areas of improvement in risk/remuneration alignment. The project focussed on three workstreams:

•	robust governance (clarify and enhance respective roles of the Group Remuneration Committee and Board Risk Committee and the interaction between them);

•	pay-for-performance (risk input into objectives and performance reviews and enhanced clawback process); and

•	control function input and risk adjusted performance measures.

How do we apply this in practice?
The assessment undertaken by the risk function and Board Risk Committee confirmed that, for some divisions, a number of risk-related events needed to be taken account of when determining bonus pools, including regulatory, compliance and credit and market risk issues.

Directors’ remuneration report continued

The enhanced process for individual accountability review assessments (which consider material risk management, control and general policy breach failures, accountability for those events and appropriate action against individuals) is operated across divisions and functions. RBS Risk Management has concluded that the accountability review assessments approach is robust and complete from a perspective of all known material events having been considered.

The outcomes from recent accountability reviews for the performance year 2011 have included:

•	adjustment of current year bonus awards;
•	dismissal;
•	clawback of previously awarded deferred and LTIP awards; and
•	suspended vesting pending further investigation.

External developments
In September 2011, the Department for Business Innovation and Skills (BIS) issued a consultation on plans for investors to have greater clarity on how companies are run and how executive pay is matched to performance. The Group Remuneration Committee played an active role in this consultation process, providing responses and meeting with representatives from BIS on a number of occasions to discuss possible outcomes. This demonstrates a real willingness to engage not just with shareholders but with wider stakeholders in developing a responsible approach to future remuneration practices.

HM Treasury published a consultation on 6 December 2011 with draft regulations on remuneration disclosure. This proposes that all large banks operating in the UK, publish the pay details of their eight highest paid senior executive officers who are not main board directors. The consultation follows the Project Merlin agreement in February 2011 that applied to the five major UK banks including RBS.  Details are set out on page 252.

Pay for performance
The Group Remuneration Committee’s formal process for determining bonus pools is outlined in the diagram below. This process is designed to ensure that financial, risk and non-financial performance measures are all taken in to account in an integrated and structured way with appropriate reference being made to the business plan and capital adequacy.

There is strong central governance and oversight of both bonus pools and individual awards.  Across the Group, bonus awards for the 2011 performance year are significantly lower than those made last year. This is due to a combination of factors including financial performance, particularly in the investment bank division, but also recognising the need for moderation and the external climate. This year we have recorded substantial losses for two issues: PPI and Greek sovereign debt.  Whilst current management inherited these issues, the Committee’s judgement is that reductions to shareholder value of this scale must be reflected in lower variable compensation across the Group and overall bonus pools have been reduced as a result.

The process for determining bonus pools is discretionary, to avoid the unintended consequences and incentives of formulaic systems. However, the Group Remuneration Committee's discretion is applied within a structured framework which starts with an assessment of financial performance measured against budget, prior year and long-term strategic plans. This analysis is used to adjust market median bonus funding levels (obtained from rigorous benchmarking against market compensation data) to a performance-adjusted basis.

Risk is taken into account in the performance assessment through a thorough risk analysis carried out by RBS Risk Management to a pre-agreed framework approved by the Group Remuneration and Board Risk Committees. Performance assessments may be adjusted in situations where risk performance is outside risk appetite or strategic plans. Non-financial factors such as turnover, succession issues, customer issues, market environment and franchise development are then taken into account in developing a final bonus proposal. Bonus proposals are reviewed in the context of key compensation framework ratios including: compensation to revenues, compensation to pre-compensation profit and bonus to pre-bonus profit. These ratios help to ensure appropriate sharing of value between employees and shareholders. Finally bonus proposals are reviewed against our capital adequacy framework to ensure that regulatory requirements are met.

Directors’ remuneration report continued

Remuneration policy
The remuneration policy supports the Group’s business strategy and is designed to:

•	attract, retain, motivate and reward high calibre employees to deliver long term business performance within acceptable risk parameters;

•	provide clear alignment between annual and long-term targets for individuals and Group/divisional strategic plans; and

•	ensure that the Group’s metrics, reward structures and governance processes as a whole provide coverage of the key risks in an appropriate way.

In the Non-Core division and businesses we are exiting, appropriate arrangements are put in place to ensure that employees are motivated to reduce risk effectively, to minimise losses taken on value of businesses/ assets at the point of divestment.

The remuneration policy applies the same principles to all employees including Code Staff (1).  The current key principles underpinning the Group-wide remuneration policy are set out below:

Base salary
Base salaries are reviewed annually. Base salaries should be competitive in the specific market for the business in which the individual works; reflect the talents, skills and competencies that the individual brings to the Group; and be sufficient so that inappropriate risk-taking is not encouraged.

Annual incentives
The annual incentive pool is based on a balanced scorecard of measures including financial performance, risk, people and customer measures.  Capital adequacy and the impact of incentive awards on the balance sheet are also taken into account.

Allocation from the pool depends on divisional, functional and individual performance. Individual performance assessment is supported by a structured performance management framework.

Guaranteed bonuses are only used in limited circumstances in accordance with the FSA Remuneration Code.

Immediate cash bonuses are limited to a maximum of £2,000.

Deferred awards support a performance culture where employees recognise the importance of sustainable Group, business and individual performance. Under the Group-wide deferral arrangements a significant proportion of annual incentive awards for our more senior employees are deferred over a three year period. Deferred awards are subject to clawback.

In certain circumstances, formulaic short-term incentive arrangements are used to align the objectives of employees with the strategy of the relevant division in which they work.  For such schemes, specific design principles are in place, with strict governance procedures that ensures that all existing and future incentive schemes support our business strategy and risk appetite.

All incentive awards are subject to appropriate governance, including independent review by the Risk Management, Finance and HR functions, with oversight from the Group Performance and Reward Committee, which has delegated authority from the Group Remuneration Committee over incentive schemes operating over a period of 12 months or less.

LTIP
To encourage the creation of value over the long term and to further align the rewards of the participants with the returns to shareholders, the Group provides certain employees in senior roles with long-term incentive awards. Awards are structured as performance-vesting shares. Vesting will be based partly on divisional or functional performance and partly on performance across the Group.   All awards are subject to clawback.

Other share plans	Employees in certain countries are eligible to participate in share plans which are not subject to performance conditions.
Benefits (including pension)	In most jurisdictions, employee benefits or a cash equivalent are provided from a flexible benefits account.

(1) The following groups of employees have been identified as meeting the FSA’s criteria for Code Staff:

-	Members of the Group Board and Group Executive and Management Committees;
-	Staff performing a Significant Influence Function within RBS Group;
-	Employees who have approval authorities such that their decision-making could have a material impact on the RBS Group income statement;
-	Employees who are responsible for a business or businesses whose performance could have a material impact on the RBS Group income statement; and
-	Key control function roles.

Directors’ remuneration report continued

Executive directors
In determining directors’ remuneration, the Group Remuneration Committee takes into account pay and employment conditions of employees of the company.  It does so by reference to annual market data against an assessment of the competitiveness of the current base salary ranges or benchmarks and actual salaries in payment. Any salary increases awarded to executive directors are also considered in the context of salary increases for the wider employee population. A summary of executive directors’ remuneration for 2011 and 2012 is set out below:

	Policy	2011 arrangements	2012 arrangements
Base salary	Base salaries are reviewed annually.	Stephen Hester: £1,200,000 Bruce Van Saun: £750,000 (from 1 April 2011)	No increase to executive directors’ base salary.
Annual Incentive	Executive directors have a normal maximum incentive opportunity of 200% of salary (with an exceptional maximum of 250% of salary).
For the 2011 performance year, the annual incentive was delivered as an allocation to Share Bank.

Stephen Hester:
Provisional maximum allocation of 6.0 million shares to Share Bank. Final allocation based on performance: 3.6 million shares. Stephen Hester has waived this award.

Bruce Van Saun:
Provisional maximum allocation of 3.75 million shares to Share Bank. Final allocation based on performance: 3.0 million shares.

The shares will vest in two equal tranches on the first and second anniversaries of the date of grant. Prior to vesting, shares will be subject to clawback and shares must be held for a further six months post vesting.

Both Stephen Hester and Bruce Van Saun will have a maximum incentive opportunity of 200% of salary (with an exceptional maximum of 250% of salary).

Incentives will be awarded entirely in shares which will vest in two equal tranches on the first and second anniversaries of the date of grant. Prior to vesting, shares will be subject to clawback and shares must be held for a further six months post vesting.

LTIP	Awards to executive directors have a normal maximum limit of 400% of salary. All awards are subject to performance conditions, deferral and clawback.
Both Stephen Hester and Bruce Van Saun received share awards capped at 375% of basic salary.

The awards will vest in 2014 in an amount based on the achievement of performance conditions (see description on page 242).  These will each have the ability to deliver a number of shares worth up to 100% of salary; however, the number of shares that vest will be subject to an overall cap in value of 375% of salary (based on salary and share price at the time the award was made).

An additional six month holding period after vesting will apply.

Stephen Hester and Bruce Van Saun will be granted long term share awards which will ultimately vest in a range between zero and a cap of 300% of basic salary depending on performance over the next three years. These share awards have a notional value at grant assessed at £1.62 million and £1.01 million respectively.

The awards will vest in 2015 in an amount based on the achievement of performance conditions (see description on page 245).  These will each have the ability to deliver a number of shares worth up to 100% of salary; however, the number of shares that vest will be subject to an overall cap in value of 300% of salary (based on salary and share price at the time the award was made). The notional value of these awards would be 45% of face value, which is 135% of salary.

An additional six month holding period after vesting will apply.

Benefits (including Pension)
Benefits are available from a flexible account on a similar basis to other employees.

None of the current executive directors are members of the Group's defined benefit pension plans. Current executive directors receive an allowance in lieu of pension contributions.
		Benefits provided in line with Group policy. 35% (of base salary) pension allowance.	Benefits provided in line with Group policy. 35% (of base salary) pension allowance.

Directors’ remuneration report continued

Shareholding guidelines
The Group operates shareholding guidelines for executive directors.  The target shareholding level for the Group Chief Executive is 200% of gross annual salary and 100% of gross annual salary for executive directors. A period of five years is allowed in which to build up shareholdings to meet the guideline levels.

The mix of executive directors’ remuneration
The charts below show the composition of remuneration opportunity for on-target annual performance, with the long term incentive awards shown at the expected value. Short term incentive payments earned in relation to 2012 performance will be deferred and will vest, subject to satisfactory performance. The actual value of the long term incentive awards will depend on performance over the period 2012 to 2014 and the share price at the time the awards vest.

Group Chief Executive - Stephen Hester

Group Finance Director - Bruce Van Saun

2009-2011 average compensation outcome for Group Chief Executive
The preceding charts are based on target/expected values of total compensation. Press commentary tends to focus either on these values, or on maximum values assuming all performance conditions are met.  However, in practice over the period 2009 to 2011, the value received will be significantly less than the maximum or even target value incentives, in light of bonus waivers, performance conditions and share price fall over the period. The chart below shows the likely average pay-out to the Group Chief Executive from salary, pension and incentives from awards made over the 2009-2011 period. The average maximum award is shown on the left, but is then adjusted allowing for the impact of LTIP performance conditions, bonus conditions and voluntary waivers and finally the impact of the share price fall on the remaining value of awards.

The data shows that Stephen Hester is likely to receive just 10% of the maximum value of his incentives awarded over the last three years, and around 29% of his maximum total compensation.  This is despite the majority of financial and non-financial targets for RBS having been met when measured over the three year period since 2009. In comparison, levels of pay-out at RBS are expected to be at least one-third lower than recent levels of pay-out in the FTSE-30 and less than half recent pay-outs in the international banking sector.

Directors’ remuneration report continued

Assessing past performance
Executive directors’ annual incentive 2011
Executive directors have a normal maximum incentive opportunity of 200% of salary (with an exceptional maximum of 250% of salary).   Share Bank arrangements were put in place for the 2010 and 2011 performance years. The maximum potential allocation into Share Bank for the 2011 performance year was 6.0 million shares for the Group Chief Executive and 3.75 million shares for the Group Finance Director.  This was based on the normal maximum annual incentive levels for executive directors at a share price of 40p per share (calculated as an average share price over December 2010).

The Group Remuneration Committee has reviewed executive directors’ performance against targets set at the beginning of the year as summarised in the table below. Accordingly, the Committee recommended, and the Group Board (excluding executive directors) approved, that the Group Chief Executive should receive an award of 60% and the Group Finance Director an award of 80% of their maximum allocation for the 2011 performance year, which equates to 3.6 million and 3.0 million shares respectively into Share Bank in 2012. The Group Chief Executive has waived his allocation. The shares vest in two equal tranches on the first and second anniversaries of the date of grant and are subject to a holding period of six months after vesting. Clawback provisions will apply prior to the vesting of shares.

Stephen Hester
Stephen Hester’s performance is measured against a number of strategic and business objectives.  In the course of 2011 the Group’s priority has been to strengthen its balance sheet and reduce risk as it works through the restructuring plan, and this is reflected in good progress on the key risk measures set out in 2009.  Targets for capital, short-term wholesale funding, liquidity reserves and leverage have all been met ahead of schedule, while the Group loan:deposit ratio improved further.

Core objectives	Targets for 2011	Progress in 2011
Strategic progress	Delivery of the five year strategic plan.
The Group recovery strategy set out in 2009 has proven its effectiveness and in 2011, most tasks are on or ahead of Plan.  This includes operation of Core/Non-Core structure, rebuilding management and operations and reducing risk. Key Group strategic plan risk measures set in 2009 were all significantly exceeded in 2011. However, the deterioration in external economic and financial conditions impacted profits and further led the Group to prioritise de-risking over driving returns, which affect profitability measures. An extra £1 billion was spent over 2011 in order to accelerate the achievement of RWAs reduction, liquidity and deposit-gathering goals. It was also necessary to make alterations to the strategic plan for the investment banking business in the light of new regulation and market developments.

Business delivery and financial performance	ROE, profitability, costs, core tier 1 ratio, funding and risk profile, lending commitments, EU mandated disposals.
Retail & Commercial’s ROE improved to 11.3%, or 16.6% excluding Ulster Bank. GBM ROE was 7.7% above median compared to peers, leaving Core overall ROE at 10.5%. Core cost:income ratio was 60%, with Core Tier 1 ratio at 10.6%. The liquidity portfolio was held above target levels at £155 billion, while short-term funding was cut to £102 billion. Gross new lending to business increased by 22%, with lending to SMEs up 4%, exceeding the Group’s Merlin targets. The branch sale to Santander made good progress as did the turnaround of RBS Insurance; facilitating its planned divestment.

Risk and control	Funding, leverage ratio, risk measures and Asset protection Scheme (APS) compliance requirements.
All risk reduction and control measures were exceeded. This includes Group loan:deposit ratio (LDR) improved to 108%, with Core loan:deposit ratio ahead of target at 94%. Leverage was stable at 16.9x. Performance against agreed APS objectives was satisfactory and significantly improved compared with prior year.

Stakeholder management	Relationships with shareholders and other external stakeholders. Customer satisfaction and Treating Customers Fairly (TCF) measures.
Positive feedback from key shareholders and regulators.  Increased engagement with external stakeholders in particular on sustainable lending policies. Good progress to address risks identified by UK/US regulators relating to TCF.

People management	Group’s people strategy including performance, succession and people management. Improvements in employee engagement.
Stephen Hester is widely acknowledged internally and externally as having provided strong leadership to the Group in extraordinary circumstances. Talent and bench reviews completed in all businesses and actions plans agreed.  Female executive representation increased to 18%. The Group’s ‘Your Feedback 2011’ staff survey results showed a continued upward trend in the vast majority of categories.

Directors’ remuneration report continued

Bruce Van Saun
Bruce Van Saun’s performance is measured against a number of Group and divisional targets.  Bruce continues to perform at the level of a world class Chief Financial Officer (CFO), providing strong individual and broader finance contribution to the Group’s priority to strengthen the balance sheet and reduce risk.  Group Treasury has facilitated a significant reduction on the Group’s reliance on short-term funding and Bruce Van Saun has displayed strong leadership on a number of key strategic projects including negotiation of the EU mandated sale of retail branches, the response to the Independent Commission on Banking (ICB) and the preparations for the divestment of RBS Insurance.

Core objectives	Targets for 2011	Progress in 2011
Strategic progress	Monitoring/improvement of Group and Divisional Strategic Plans. Work with Group Chief Executive on Group Strategy/M&A and APS compliance requirements.
Increased effectiveness of strategic planning process resulting in successful Board offsite and strong contribution to GBM strategy revisions and the APA analyses.

Strong leadership displayed on key strategic projects including; branch disposal, ICB response, RBS Insurance divestment.  13 M&A transactions delivered, with 70% managed by an in house team led by the CFO.

Significant progress made on the Group’s cost-reduction programme, with further progress targeted for 2012.

Performance against agreed APS objectives was satisfactory and significantly improved compared with prior year.

Business delivery and financial performance	Statutory/regulatory/management reporting. Strategic planning, budgeting and forecasting. Capital and funding planning.
Achievement of ‘best in class’ for external reporting within the UK market. Key contribution to de-risking strategy with significantly reduced reliance on short term funding and raised £20 billion for 2011 term funding in challenging conditions.  Good interest rate positioning achieved. New central bank and lending target reporting requirements implemented.  Improved capital planning capabilities, with detailed capital plans developed at Group and UK solo entity level.

Risk and control	Regulatory change impacting capital, funding, liquidity, improve quality of risk and financial data.
Strong stewardship over the financial risk and control environment, viewed as a strong risk partner by risk function. Effective management against FSA liquidity metrics. Balance sheet substantiation programme completed. Mobilisation of the FiRST programme, to enhance risk and finance data quality.

Stakeholder management	External relationships, including investors, rating agencies and regulators.
Strong external feedback received on Investor Relations programme.
Strong engagement with policy makers on the regulatory agenda; stronger relationship achieved with FSA. Major role in working with the FSA through capital and liquidity assessments, as well as the ICB response and RBS N.V. consolidation.

People management	Lead upgraded team and build positive culture.
Key strategic hires made for Group Internal Audit and Group Strategy positions, which are a key part of upgrade agenda. External hiring complemented by robust programmes for internal talent implemented across all levels. Number of key executive positions filled internally in 2011. Strong focus on programmes in mentoring, diversity and training & development.

Directors’ remuneration report continued

Executive directors long-term incentive plan (LTIP) awards
The following tables provide a current assessment of executive directors' performance against LTIP awards granted in previous years. The Group Remuneration Committee does not believe that these outcomes are reflective of the executive directors' performance over the period 2009 to 2011. As highlighted in the opening letter to this remuneration report, very significant progress has been made across the Group’s strategic plan targets since 2009, resulting in a significantly safer, more resilient and sustainable bank.  However, this is not being reflected in the LTIP outcomes.  In 2009 and 2010, LTIPs were linked entirely to share price and economic profit targets.  In line with the whole sector, and exacerbated by its legacy portfolio, RBS's performance against these metrics has been heavily impacted by the economic and regulatory environment.

2011
The table below summarises the assessment of the first year of a three year performance period. Each measure has the ability to deliver a number of shares worth up to 100% of salary; however, the number of shares that vest will be subject to an overall cap in value of 375% of salary. Awards are due to vest in 2014.  An assessment of performance of each relevant element is provided by the control functions and an external firm assesses relative Total Shareholder Return (TSR) performance. The Group Remuneration Committee determines overall vesting based on these assessments including consideration of the drivers of performance and the context against which it was delivered.  The assessment is analytical and if any discretion is used, it would be explained.  This award is due to be assessed in March 2014 to determine the level of vesting.  The table below represents an early indication only.

Performance measure	Weighting	Rationale	Vesting	Current assessment of performance
Core Bank Economic Profit	25%	Ensures that performance reflects risk adjusted enduring earnings for the Bank.
Threshold: 25% vesting for average return on tangible equity over the performance period at a reasonable margin above the cost of capital.

Maximum: 100% vesting for performance ahead of the Group’s Strategic Plan.
				Continued difficult economic conditions in a number of our key markets mean that based on performance to date, the threshold targets have not yet been met.
Relative TSR	25%	Ensure alignment with shareholders.
Threshold: 20% vesting if the Group’s TSR is at the median of the companies in the comparator group.

Maximum: 100% vesting if the Group’s TSR is at the upper quartile of the companies in the comparator group.

Pro-rata vesting in between these points.
				Based on share price performance to date, the threshold targets have not yet been met.
Balance Sheet & Risk	25%	Ensure alignment with the advancement of the strategic position and capability of the organisation and the building of a sustainable business.
Vesting will be qualified by Group Remuneration Committee discretion. Indicative vesting levels are:

• Over half of objectives not met: 0%;

• Half of objectives met: 25%;

• Two-thirds of objectives met: 62.5%; and

• Objectives met or exceeded in all material respects: 100%.

Most targets have been met or exceeded. Strong performance on capital, leverage and funding measures, risk appetite embedded.

Good progress on brand franchises (e.g., ‘Helpful Banking’ in UK), sustainability and employee engagement measures.  Further work needed on cost:income ratio.

Strategic Scorecard	25%

Directors’ remuneration report continued

2010
Awards to executive directors under the LTIP in 2010 are subject to improvements in Economic Profit, Relative TSR and Absolute TSR.  The award is due to be assessed in May 2013 to determine the final level of vesting. The table below is an interim assessment and based on performance to date, the threshold targets have not yet been met.

Performance measure	Weighting	Rationale	Vesting	Current assessment of performance
Economic Profit	50%	Ensures that performance reflects enduring earnings for the Bank.
Maximum vesting of the Economic Profit measure will be triggered by early delivery of Core Business profitability, well ahead of the range implied by the published Strategic Plan targets and also in excess of the cost of capital.
				Continued difficult economic conditions in a number of our key markets mean that based on performance to date, the threshold targets have not yet been met.
Relative TSR	25%	Ensure alignment with shareholders.
Threshold: 20% vesting if the Group’s TSR is at the median of the companies in the comparator group.

Maximum: 100% vesting if the Group’s TSR is at the upper quartile of the companies in the comparator group.

Pro-rata vesting in between these points.

				Based on share price performance to date, the threshold targets have not yet been met.
Absolute TSR	25%	Ensure alignment with shareholders.	Threshold: 20% vesting if the Group’s share price reaches 57.5p. Maximum: 100% vesting if the Group’s share price reaches 77.5p. Pro-rata vesting in between these points.	Based on share price performance to date, the threshold targets have not yet been met.

Note:
For the formulaic performance conditions applying to the executive directors, the percent vesting outcomes were calculated by PwC, based on incremental economic profit figures from Group Finance (Group operating profit less 25% tax less a charge of 10% of tangible equity) and TSR for the period up to and including 3 January 2012.

2009
In 2009, executive directors received long-term incentives under two plans, the Medium Term Performance Plan (MPP) and Executive Share Option Plan (ESOP). These awards are due to be formally assessed in June 2012. It is currently anticipated that, based on performance to date, the threshold targets would not be met and there would be nil vesting under any of the elements of these awards.

Performance measure	Weighting	Rationale	Vesting	Current assessment of performance
Relative TSR	50%	Ensure alignment with shareholders.
Threshold: 25% vesting if the Group’s TSR is at the median of the companies in the comparator group.

Maximum: 100% vesting if the Group’s TSR is at the upper quartile of the companies in the comparator group.

Pro-rata vesting in between these points.
				Based on share price performance to date, the threshold targets would not be met and there would be no vesting under this element of the award.
Absolute TSR	50%	Ensure alignment with shareholders.	Threshold: 25% vesting if the Group’s share price reaches 40p. 50% vesting if the Group’s share price reaches 55p. Maximum: 100% vesting if the Group’s share price reaches 70p.	Based on share price performance to date, the threshold targets would not be met and there would be no vesting under this element of the award.

Note: The TSR calculations were provided by PwC based on TSR calculations up to and including 3 January 2012.

Directors’ remuneration report continued

Total Shareholder Return performance
The first graph below shows the performance of the company over the past five years in terms of TSR compared with that of the companies comprising the FTSE 100 Index. This index has been selected because it represents a cross-section of leading UK companies. The TSR for FTSE banks for the same period has been added for comparison.

The TSR for the company and the indices have been rebased to 100 for 2006. The second graph shows the same performance of the company during 2011.

Implementation of the Group’s recovery plan started in January 2009 with the publication of the preliminary 2008 losses. The share price reached a low point of just under 10p per share on the news.

Since that date to 22 February 2012, the day before the Group’s 2011 results announcement, the Group’s share price has risen 265% which compares to 164% and 145% respectively for the FTSE banks index and the FTSE 100 index as a whole.

Total shareholder return - one year
Financial shares outperformed the market for most of the first half of the year. However, focus shifted to the fiscal positions of peripheral Eurozone economies, particularly Greece and Italy, in the summer. This prompted investor concerns about the implications for banks exposed to these countries and caused stresses in European bank funding markets. The RBS share price was impacted broadly in line with other domestic UK banks and European peers, underperforming the market in the second half.  Accompanying this was a reduction in the consensus outlook for bank earnings, driven by a weaker outlook for growth in the global economy.

In addition, the weight of new regulation on European banks raised concerns about banks' ability to generate attractive returns. Specifically in the UK, the publication of the ICB report in September recommending the ring-fencing of retail banking operations was perceived as detrimental for RBS and its UK domestic peers, although details of the regulations are yet to be finalised.

Directors’ remuneration report continued

Setting performance for 2012
The executive directors’ annual performance objectives are approved by the Group Remuneration Committee. The risk objectives are reviewed by the Board Risk Committee.

Core objectives	Stephen Hester	Bruce Van Saun
Strategic progress	Revise original Strategic Plan to respond to significant changes in the macro environment and outlook for wholesale banking. Deliver execution of revised strategy.	Monitor and improve the Group and Divisional Strategic Plans. Drive effective design and implementation of revised plan. Work with CEO on Group Strategy/M&A/APS.
Business delivery and financial performance
Lead delivery of overall performance, including measures relating to ROE, cost management, Core Tier 1 capital ratio, funding and risk profile, lending, EU mandated disposals and restructuring of the wholesale business.

Ensure statutory, regulatory and management reporting is compliant with all external and internal standards.  Continue to improve ‘best in class’ external reporting. Provide strong CFO role to the business through strategic planning, budgeting, forecasting and reporting.  Ensure a robust capital and funding planning framework. Drive efficiency.  Successful completion of EU mandated disposals.

Risk and control	Continue culture change across the Group including delivery of measures relating to wholesale funding reliance and liquidity reserves and leverage ratio. Deliver against agreed APS objectives.
Implementation of effective regulatory changes impacting capital, funding, liquidity. Improve quality of risk and financial data.  Continue development of Internal Audit function.  Deliver against agreed APS objectives.

Stakeholder management	Achievement of customer franchise measures, maintain strong and effective relationships with external stakeholders and continue progress on TCF actions.	Continue to develop effective external relationships, including investors, rating agencies and regulators.
People management	Ensure each division/function has high quality leadership teams, build out performance management, talent management and succession planning across the Group. Maintain effective employee engagement.	Lead upgraded team and build positive culture. Contribute to overall Group management.

The Group Remuneration Committee will determine the actual value of the award by reference to the extent to which executive directors have met the performance targets. Awards will be paid entirely in shares and will vest in two equal tranches on the first and second anniversaries of the date of grant. Clawback provisions will apply prior to the vesting of the shares.

Long-term incentive plan (LTIP)
2012 Awards have four performance categories, each with equal weighting.

Core bank economic profit (25%)
As the value of the Group will be determined by the Core Bank’s ability to generate enduring returns for shareholders, the Economic Profit measure is focused on the Core Bank to ensure that performance reflects enduring earnings for the bank.  Economic Profit, being a risk-adjusted financial measure, is consistent with the FSA Code and also provides a balance between measuring growth and the cost of capital employed in delivering that growth.

Core bank Economic Profit is defined as return attributable to shareholders less equity multiplied by the cost of equity, where:

Return attributable to shareholders is Core Operating Profit reported in the financial statements, excluding movements in the fair value of own debt and APS, taxed at a standard tax rate.

Equity is defined as tangible equity allocated to the Core businesses, with adjustments to strip out distorting impacts arising from movements in the fair value of own debt, available-for-sale reserves and cash flow hedging reserve.

Current Cost of Equity is 12%, which is subject to review at least annually.

At the end of the performance period for the 2012 awards, the Group Remuneration Committee will assess economic profit performance against plan in light of targets set by it at the start of the performance period. Details of the actual targets, and performance against these, will be disclosed retrospectively once the awards vest.

Directors’ remuneration report continued

Relative Total Shareholder Return (TSR) (25%)
The relative TSR measure provides a direct connection between executive directors’ awards and relative performance delivered to shareholders. The measure compares the Group's performance against a group of comparator banks from the UK and overseas, weighted towards those companies most similar to the Group. Performance is measured over a three year performance period. The Remuneration Committee reviewed the weightings within the TSR peer group, and made a small number of adjustments to reflect emerging regulatory influences, the future geographic and business focus of RBS, and consequent future relevance of peer companies. This has resulted in reducing the weightings of a small number of banks in the peer group for 2012 LTIP awards.

Relative TSR Comparator Group
Weighting
1	Barclays	200%
2	Lloyds Banking Group
3	HSBC	150%
4	Standard Chartered
5	Bank of America	50%
6	BBVA
7	BNP Paribas
8	Citigroup
9	Credit Agricole
10	Credit Suisse Group
11	Deutsche Bank
12	JP Morgan Chase
13	National Australia Bank Limited
14	Royal Bank of Canada
15	Santander
16	Societe Generale
17	The Toronto-Dominion Bank Group
18	UBS
19	Unicredito
20	Wells Fargo & Company

To receive any of the LTIP awards subject to this performance measure the Group’s performance must be at least as good as the median of the comparator companies, with vesting as follows (with a pro-rata proportion of the award vesting in between these points):

•	20% of the award will vest if the Group’s TSR is at the median of the companies in the comparator group.

•	100% of the award will vest if the Group’s TSR is at the upper quartile of the companies in the comparator group.

Balance Sheet & Risk (25%)
The Balance Sheet & Risk measures have a particular focus on risk reduction, the resolution of the Non-Core business and the building of a sustainable and responsible franchise for the Group.

Strategic Scorecard (25%)
The balanced Strategic Scorecard rewards management for delivering a robust basis for future growth in terms of the strength of our franchise, efficiency, reputation, and the strength and engagement of employees.

Performance measures
Balance Sheet and Risk measures and targets	Non-Core assets
Cumulative Non-Core loss
Core Tier 1 Capital
Wholesale funding
Liquidity reserves
Leverage ratio
Loan:deposit ratio
Earnings volatility
Strategic Scorecard measures and targets	Customer franchise
Cost:income ratio in core bank
Lending targets
Sustainability performance
Progress in people issues

Both quantitative and qualitative strategic measures are used, including measures relating to reputation, customer excellence, organisational capability and sustainability, given that these will support the long term goals of the business. Targets for each measure are set at the start of the performance period and where applicable, are aligned with the Group’s strategic plan targets. At the end of the period each measure will be assessed against the target, and vesting will be based on the proportion of targets fully met (see below), qualified by the Group Remuneration Committee’s discretion, taking other relevant factors into account.

Commentary will be provided on an annual basis in relation to progress against the targets, where these are not commercially sensitive.

Vesting point		Indicative performance
Does not meet	0%	Over half of objectives not met
Partially meets	25%	Half of objectives met
Significantly meets	62.5%	Two-thirds of objectives met
Fully meets	100%	Objectives met or exceeded in all material respects
Qualified by Group Remuneration Committee discretion taking into account changes in circumstances over the performance period, the relative importance of the measures, the margin by which individual targets have been missed or exceeded, and any other relevant factors.

Directors’ remuneration report continued

Risk underpin and clawback
The Group Remuneration Committee will also review financial and operational performance against the Strategic Plan and risk performance prior to agreeing vesting of awards. In assessing this, the Committee will be advised independently by the Board Risk Committee. If the Group Remuneration Committee considers that the vesting outcome calibrated in line with the performance conditions outlined above does not reflect the Group's underlying financial results or if the Committee considers that the financial results have been achieved with excessive risk, then the terms of the awards allow for an underpin to be used to reduce vesting of an award, or to allow the award to lapse in its entirety. All awards are subject to clawback.

Service contracts
The company's policy in relation to the duration of contracts with directors is that executive directors' contracts generally continue until termination by either party, subject to the required notice, or until retirement. The notice period under the service contracts of executive directors will not normally exceed twelve months. In relation to newly recruited executive directors, subject to the prior approval of the Group Remuneration Committee, the notice period may be extended beyond twelve months if there is a clear case for this. Where a longer period of notice is initially approved on appointment, it will normally be structured such that it will automatically reduce to twelve months in due course. All new service contracts for executive directors are subject to approval by the Group Remuneration Committee. Those contracts normally include standard clauses covering the performance review process, the company's normal disciplinary procedure, and terms for dismissal in the event of failure to perform or in situations involving actions in breach of the Group's policies and standards. Any compensation payment made in connection with the departure of an executive director will be subject to approval by the Group Remuneration Committee, having regard to the terms of the service contract and the reasons for termination.

Information regarding the executive directors' service contracts is shown below:

	Date of current contract	Notice period - from the company	Notice period - from executive
Stephen Hester	4 November 2008	12 months	12 months
Bruce Van Saun	8 September 2009	12 months	12 months

Except as noted below, in the event of severance where any contractual notice period is not worked, the employing company may pay a sum to the executive in lieu of the notice period. In the event of situations involving breach of the employing company's policies resulting in dismissal, reduced or no payments may be made to the executive. Depending on the circumstances of the termination of employment, the executive may be entitled, or the Group Remuneration Committee may allow, outstanding awards under long-term incentive arrangements to vest, subject to the rules of the relevant plan.

Stephen Hester
In the event of his personal underperformance, the company is entitled, after giving reasonable opportunity to remedy any failure, to terminate Stephen Hester’s contract by giving written notice with immediate effect and without making any payment in lieu thereof and Stephen Hester will forfeit any unvested stock awards. In the event that Stephen Hester's employment is terminated by the company (other than by reason of his personal underperformance), he will be entitled to receive a payment in lieu of notice to the value of base salary, bonus and benefits (including pension contributions). If he resigns voluntarily and the company does not require him to work out his notice period, Stephen Hester may receive a payment in lieu of notice based on salary only (i.e. no bonus or benefits). In both cases the treatment of any other unvested stock awards will be determined at the discretion of the Group Remuneration Committee.

Bruce Van Saun
In the event that Bruce Van Saun's employment is terminated by reason of his personal underperformance, the company is entitled, after giving reasonable opportunity to remedy any failure, to terminate by giving written notice with immediate effect and without making any payment in lieu of notice. Any payment in lieu of notice that may be made to Bruce Van Saun would be based on salary only (i.e. no bonus or benefits). The company has agreed that, provided certain conditions are met, on leaving employment, Bruce Van Saun will not forfeit awards under the rules of the Group’s share plans.

Directors’ remuneration report continued

Chairman and non-executive directors
Information regarding the terms of appointment for the Chairman and non-executive directors is shown below.

Re-election
Under the Articles of Association of the company, directors must stand for re-election by shareholders at least once every three years. However, in accordance with the provisions of the Code, all directors of the company will stand for annual re-election by shareholders at the company’s Annual General Meetings.

Letter of engagement
The non-executive directors do not have service contracts or notice periods although they have letters of engagement reflecting their responsibilities and commitments.

Time commitments
Letters of engagement make clear to non-executive directors the time commitment they are expected to give to their Board duties.  Since 2010, non-executive directors letters of engagement specifically state that their time commitment should be in line with the Walker Review of corporate governance of banks and other financial institutions in respect of their general Board duties. Additional time will be spent as necessary in respect of Committee duties, including in particular any Committees which they chair.

Termination
No compensation would be paid to any non-executive director in the event of termination of appointment.

Arrangements for the Group Chairman
Philip Hampton is entitled to receive a cash payment in lieu of notice if his appointment is terminated as a result of the Group's majority shareholder seeking to effect the termination of his appointment. The applicable notice period is twelve months. In the event that the company terminates Philip Hampton's appointment without good reason, or his re-election is not approved by shareholders in General Meeting resulting in the termination of his appointment, he will be entitled to receive a cash payment in lieu of notice of twelve months' fees.

Fees for non-executive directors
The table below sets out the remuneration structure for non-executive directors for the year ended 31 December 2011. The Senior Independent Director and Chairs of the Board Committees receive a composite fee and therefore do not receive additional fees for membership of any other committees or the Group Board.

Chairman’s fee	£750,000
Senior Independent Director (composite fee)	£150,000
Chairman of Group Audit Committee, Board Risk Committee or Group Remuneration Committee (composite fee)	£150,000
Non-executive director Group Board fee	£72,500
Membership of Group Audit Committee, Board Risk Committee or Group Remuneration Committee fee	£25,000
Membership of Nominations Committee fee	£5,500

No director received any expense allowances chargeable to UK income tax or compensation for loss of office/termination payment. The non-executive directors did not receive any bonus payments or benefits.

Directors’ remuneration report continued

Remuneration in detail
The tables and explanatory notes on pages 249 to 251 detail the remuneration of each director for the year ended 31 December 2011 and have been audited by the company's auditors, Deloitte LLP.

Directors' remuneration
	Salary/ fees £000	Benefits £000	2011 Total £000	2010 Total £000
Chairman
Philip Hampton	750	—	750	750

Executive directors
Stephen Hester (1)	1,200	26	1,226	3,267
Bruce Van Saun (1,2)	744	132	876	2,298

Notes:
(1)
Stephen Hester waived his award of 3.6 million shares which was approved by the Group Board and which was due to be awarded in March 2012. Bruce Van Saun will receive an award of 3.0 million shares in respect of 2011 performance, which will be delivered into Share Bank in March 2012 and will vest in March 2013 and 2014. For subsequent reporting years, the 3.0 million shares awarded to Bruce Van Saun will be detailed in the Deferred Awards table (see page 250). Further details of the performance assessment of the executive directors in 2011 is outlined on pages 240 and 241. Amounts disclosed as performance bonus under the remuneration table in the 2010 Report & Accounts represent  the cash value that was subsequently converted to shares at the date of award in March 2011. The awards are shown as deferred awards granted in 2011 as set out on page 250.

(2)	Bruce Van Saun is director of ConvergEx Holdings LLC and retains the fee paid to him in this respect. For 2011, he received a fee of $75,000.

Non-executive directors
The level of remuneration for non-executive directors reflects their responsibility and time commitment and the level of fees paid to non-executive directors of comparable major UK companies. Non-executive directors do not participate in any incentive or performance plan.  Non-executive directors fees are reviewed regularly.
	Board fees	Board Committee fees	2011 Total	2010 Total
	£000	£000	£000	£000
Non-executive directors
Sandy Crombie	150	—	150	150
Alison Davis (1)	30	13	43	—
Tony Di Iorio (2)	24	19	43	—
Penny Hughes (3)	150	—	150	130
Joe MacHale (4)	73	60	133	141
John McFarlane	73	30	103	103
Brendan Nelson (5)	150	—	150	111
Baroness Noakes (6)	30	13	43	—
Art Ryan	73	22	95	103
Philip Scott	150	—	150	150

Former non-executive director
Colin Buchan (7)	44	33	77	150

Notes:
(1)	Appointed on 1 August 2011.
(2)	Appointed on 1 September 2011.
(3)	Fee has not increased in 2011. Lower fee in 2010 reflects appointment as Chair of Group Remuneration Committee with effect from 1 June 2010.
(4)	Board Committee fee includes membership of the Asset Protection Scheme Senior Oversight Committee.
(5)	Fee has not increased in 2011. Lower fee in 2010 reflects appointment to the Board from 1 April 2010 and as Chairman of the Group Audit Committee from 28 April 2010.
(6)	Appointed on 1 August 2011.
(7)	Retired from the Board with effect from 5 August 2011.

Directors’ remuneration report continued

Long-Term Incentive Plan (LTIP)
No variation was made to any of the terms of the plan during the year. Awards to executive directors under the LTIP in 2011 are subject to performance conditions detailed on page 242. Performance conditions for awards made in 2010 are detailed on page 243.

	Awards held at 1 January 2011		Awards granted in 2011	Market price on award £	Awards vested in 2011	Market price on vesting £	Awards held at 31 December 2011	End of period for qualifying conditions to be fulfilled
Stephen Hester	8,578,432	(1)	—	0.49			8,578,432	14.05.13
	—		10,114,178	0.44			10,114,178	07.03.14
	8,578,432		10,114,178				18,692,610

Bruce Van Saun	5,182,803	(2)	—	0.49			5,182,803	14.05.13
	—		6,321,362	0.44			6,321,362	07.03.14
	5,182,803		6,321,362				11,504,165

Notes:
(1)	Stephen Hester has agreed to a voluntary holding period of two further years beyond the vesting date for the net post-tax number of vested shares in respect of at least one third of the award.
(2)	Bruce Van Saun has agreed to a voluntary holding period of two further years beyond the vesting date for the net post-tax number of vested shares for the amount over 300% of his salary.

Deferred awards
Below are details of deferred awards granted to executive directors. Awards are structured as conditional rights to receive shares and are subject to clawback. No variation has been made to any of the terms of the plan during the year.

	Awards held at 1 January 2011		Awards granted in 2011		Market price on award £	Awards vested in 2011	Market price on vesting £	Awards held at 31 December 2011	End of period for qualifying conditions to be fulfilled
Stephen Hester (1)	—		4,585,094	(2)	0.44			4,585,094	07.03.12 - 07.03.13

Bruce Van Saun	957,071	(3)			0.38			957,071	18.06.12
	—		3,030,882	(2)	0.44			3,030,882	07.03.12 - 07.03.13
	957,071		3,030,882					3,987,953

Notes:
(1)	In February 2010, Stephen Hester agreed to waive his deferred award in respect of the 2009 performance year.
(2)
The awards granted on 7 March 2011 relate to an allocation of shares under the Share Bank arrangements for annual incentives in respect of the 2010 performance year.  The allocation was made as a conditional right to acquire ordinary shares under The RBS 2010 Deferral Plan.  The Awards are due to vest in two equal tranches on 7 March 2012 and 7 March 2013 and any vested shares are subject to a further six month retention post-vesting.  Mr Hester has voluntarily agreed to a total retention period of 12 months post-vesting.  Clawback provisions will apply prior to vesting of the shares.

(3)	The Award was granted in March 2010 and relates to an allocation of shares in respect of annual incentives for the 2009 performance year.

Share options
The ESOP was approved by shareholders in April 2007. No further awards will be made under the ESOP as it has been replaced by the LTIP. Performance conditions applying to the outstanding awards are shown on page 243.

	Options held at 1 January 2011	Number of options exercised in 2011	Market price at date of exercise £	Option price £	Options held at 31 December 2011

					Number	Exercise period
Stephen Hester	9,550,000			0.37	9,550,000	22.06.12 - 21.06.19
Bruce Van Saun	905,306			0.57	905,306	08.09.12 - 07.09.19

No options had their terms and conditions varied during the year ended 31 December 2011. No payment is required on the award of an option. The plan was amended in 2009 to introduce a clawback provision for grants made in 2009. In respect of the grant of options in 2009, the performance conditions for executive directors are based on a combination of relative and absolute TSR measures.

The market price of the company's ordinary shares on 30 December 2011 was 20.18p and the range during the year ended 31 December 2011 was 17.34p to 49.0p.

Directors’ remuneration report continued

Medium-Term Performance Plan (MPP)
The MPP was approved by shareholders in April 2001. No further awards will be made under the MPP as it has been replaced by the LTIP. No variation was made to any of the terms of the plan during the year. In respect of the 2009 awards, the performance conditions for executive directors are based on a combination of relative and absolute TSR measures. Performance conditions applying to the outstanding awards are shown on page 243.

	Scheme interests (share equivalents) at 1 January 2011	Market price on award £	Awards vested in 2011	Awards exercised in 2011	Scheme interests (share equivalents) at 31 December 2011	End of period for qualifying conditions to be fulfilled
Stephen Hester (1)	4,800,000	0.37			4,800,000	22.06.12
Bruce Van Saun (2)	1,810,611	0.57			1,810,611	22.06.12

Notes:
(1)	Stephen Hester has voluntarily agreed to retain any shares that he receives for a further two years past the vesting date.
(2)	End of qualifying period 22 June 2012, however award unavailable for exercise until 8 September 2012, three years from date of award.

Restricted Share Award
No variation was made to any of the terms of the plan during the year and no awards were granted under the Restricted Share plan in 2011.

	Awards held at 1 January 2011		Awards granted in 2011	Market price on award £	Awards vested in 2011	Market price on vesting £	Value of awards vested £	Awards held at 31 December 2011	End of period for qualifying conditions to be fulfilled
Stephen Hester	3,463,298	(1)		0.48	799,292	0.4234	338,420
				0.48	2,664,006	0.4259	1,134,600
	610,687	(2)		0.48	610,687	0.1983	121,099
	4,073,985				4,073,985		1,594,119

Philip Hampton (3)	5,172,413			0.29				5,172,413	27.02.12

Notes:
(1)
Awards to replace bonus and share awards Stephen Hester forfeited on leaving The British Land Company PLC, which reflect the vesting dates of the original awards. Initially Stephen Hester was awarded 10,407,081 restricted shares on joining the Group. The remaining awards granted to Stephen Hester under this plan on joining the Group vested during 2011.

(2)	These awards vested as to one-third on each of the first, second and third anniversary of award, subject to their terms.
(3)
The performance conditions attached to the awards above included measures on effective governance and stewardship of RBS, relationships with key stakeholders and delivery of value and return to shareholders.   Philip Hampton has waived his right to an award of restricted shares which was made in 2009 and due to vest in 2012.

Performance conditions for outstanding share awards made
in prior years
Summaries of the performance targets and current assessment of performance can be found on pages 242 and 243.

 2011
The 2011 LTIP measures are similar to those adopted for 2012 awards as set out on page 245, although there are some differences in terms of the individual components within the four headings. Full details of the 2011 LTIP measures are set out on page 192 of the 2010 Form 20-F.

2010
Full details of the 2010 LTIP measures are set out on page 200 of the 2010 Form 20-F.

2009
Full details of the 2009 performance measures are set out on page 191 of the 2009 Form 20-F which can be found on www.rbs.com.

Shareholder dilution
During the ten year period to 31 December 2011, awards were made that could require new issue shares under the company's share plans represented 3.7% of the company's issued ordinary share capital (including the B share capital), leaving an available dilution headroom of 6.3%. The company meets its employee share plan obligations through a combination of new issue shares and market purchase shares.

Directors’ pension arrangements
Executive directors receive a cash allowance in place of pension benefits or have amounts credited to a defined contribution pension arrangement:

	2011 £000	2010 £000
Cash allowances in place of pension
Stephen Hester	420	420
Amounts credited to defined contribution arrangements
Bruce Van Saun (1)	403	321

Note:
(1)	This amount includes additional employer pension contribution that Mr Van Saun sacrifices from his salary.

Penny Hughes
Chair of the Group Remuneration Committee
22 February 2012

Other remuneration disclosure

HM Treasury published a consultation on 6 December 2011 with draft regulations on remuneration disclosure. The proposals set out that all large banks operating in the UK should publish the pay details of their eight highest paid senior executive officers who are not main board directors.

For consistency, figures shown below are in GBP. Where applicable, currency conversion was based on the 2011 average exchange rate for fixed remuneration and the 31 December 2011 spot rate for bonus figures, in line with the approach taken in this Report. No sign-on or severance awards have been made during 2011 to any of the individuals detailed below.

Remuneration of executive directors and eight highest paid senior executives (attendees at Group Executive Committee)

	Stephen Hester	Bruce Van Saun	Executive 1	Executive 2	Executive 3	Executive 4	Executive 5	Executive 6	Executive 7	Executive 8
	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000
Fixed remuneration	1,200	744	1,730	751	769	688	575	638	769	375
Upfront variable remuneration (cash)	—	—	2	2	2	2	2	2	—	2
Upfront variable remuneration (shares subject to retention)	—	—	390	500	350	166	180	170	—	98
Deferred variable remuneration (bond)	—	—	973	1,248	873	413	448	423	—	161
Deferred variable remuneration (shares subject to retention)	—	840	585	750	525	249	270	255	—	65
Long Term Incentive Awards vested during 2011	—	—	—	26	—	—	15	—	—	7
Total variable remuneration	—	840	1,950	2,526	1,750	830	915	850	—	333
Total remuneration	1,200	1,584	3,680	3,277	2,519	1,518	1,490	1,488	769	708

Long Term Incentive Awards (subject to future performance) (1)	1,620	1,013	991	—	1,125	675	675	675	—	270

No sign-on or severance awards have been made during 2011 to any of the above individuals.

Note:
(1)
The Long Term Incentive Award (subject to future performance) is made following the end of the relevant financial year. The amounts shown reflects an approximate notional value, verified by external advisors. The actual value of the award which will vest in 2015 will be dependent on actual performance and share price.

2009 GBM LTIP vesting
In 2009 on adoption of the RBS Group recovery plan, John Hourican, the newly appointed Head of GBM, was awarded a conditional LTIP with performance conditions covering the 2009 - 2011 period. The performance period has now completed and 15,904,256 shares (and 5,566,490 share options with zero current intrinsic value), are due to vest on 3 April 2012. The table below summarises the GBM performance tests. The Group Remuneration Committee agreed a 73% vesting level based on performance for the period.

	Vesting potential
Performance categories	Overall weighting %	Weighting per performance year			Final vesting %
		2009%	2010%	2011%
1. Remake of GBM post 2008 and no material adverse event	20	6	6	8	16
2. Achievement of 15% ROE and outlook	30	9	9	12	18
3. Sustaining key customer/market positions	20	6	6	8	14
4. Management team renewal	10	3	3	4	10
5. Efficiency (Balance Sheet, Risk, Cost:income)	10	3	3	4	6
6. Funding & Capital Structure	5	1.5	1.5	2	5
7. Support of Non-Core	5	1.5	1.5	2	4
8. Total	100	30	30	40	73

Other remuneration disclosure continued

The context for this special LTIP award was the important role the restructuring and performance of GBM played in RBS recovery plan amidst the fall out from the financial markets crisis of 2008. GBM underwent a radical restructuring with wholesale management changes, exit of multiple business lines and geographies and a balance sheet reduction from c. £874 billion pre-crisis to £362 billion at year end 2011. During this period the success of this part of the restructuring, the stabilisation of GBM and the restoration of profitability in GBM were vital ingredients in the broader RBS recovery plan.

During the three years covered by the LTIP award, GBM accomplished its restructuring goals and contributed £10.7 billion of operating profit to RBS (a cumulative ROE of 18%, good by industry comparison and good in absolute terms). This performance was ahead of targets and a key ingredient in financing the risk clean up across the whole of RBS accomplished during that time. Without these profits the RBS recapitalisation would have been insufficient.

PwC provided independent analysis and advice to help the Group Remuneration Committee as it made its judgement on the appropriate level of achievement against the performance conditions. The Committee also obtained independent legal advice on the operation of the performance conditions. The Group Remuneration Committee determined that the majority of targets laid down for the period had been met and in important areas exceeded. Some shortcomings were acknowledged relating primarily to lower GBM profitability in 2011 and the closure of cash equities (4% of GBM 2011 income) where targets had not been realised, hence the 27% reduction in vested award value.

While John Hourican, as a member of RBS executive committee, is eligible for annual LTIP awards, the 2009 award was unusual in its size reflecting the special circumstances of the time. Nevertheless, in recognition of the 2009 award payout and the public debate around executive pay, John Hourican has asked the Group Remuneration Committee not to make any LTIP award to him for the 2012 grant year, which would normally vest in 2015.

FSA Remuneration Disclosure
The undernoted disclosures are in accordance with the FSA’s Handbook for banks, building societies and investment firms (BIPRU) 11.5.18 (6) and (7).

1. Aggregate remuneration expenditure
During the year, there were 205 Code Staff classified as Senior Management and 181 other Code Staff.  Aggregate remuneration expenditure was as follows:

Global Banking & Markets £m	Rest of RBS Group £m
186.0	130.6

2. Amounts and form of fixed and variable remuneration

Fixed Remuneration
Fixed remuneration paid in 2011 consisted of base salaries paid during the year plus fees for non-executive directors. There were no special discretionary pension benefits awarded during the year.

Senior management £m	Others £m
68.7	55.2

Variable remuneration for 2011 performance
Variable remuneration payable in respect of 2011 performance consisted of cash bonuses, share or restricted share unit awards, and other awards primarily in the form of deferred bonds payable over three years. Cash bonuses were limited to a maximum of £2,000 per employee.

Form of remuneration	Senior management £m	Others £m
Variable remuneration (cash)	0.3	0.3
Variable remuneration (shares subject to retention)	14.4	21.6
Deferred remuneration (bonds)	30.3	48.2
Deferred remuneration (shares)	15.7	25.8

2% of total variable remuneration was subject to a guaranteed commitment made on recruitment to secure the employment of key individuals.

Long-term incentives
Long term incentive awards made each year are paid three years after the date of award based on the extent to which performance conditions are met, and can result in zero payment if performance is not at the threshold level.

Senior management £m	Others £m
23.0	13.2

3. Outstanding deferred remuneration through 2011
The table below includes deferred remuneration awarded or paid out in 2011, primarily for prior year performance. Deferred remuneration reduced during the year relates to long-term incentives lapsing when performance conditions are not met.

Category of deferred remuneration	Senior management £m	Others £m
Unvested from prior year	108.6	152.8
Awarded during the financial year	91.7	143.1
Paid out	60.4	119.8
Reduced from prior years	0.2	—
Unvested at year end	134.2	171.1

4. Sign-on and severance payments
No sign-on or severance payments were made to Code Staff during the year.

Notes on the presentation of remuneration
In the relevant tables above, assumptions have been made for the notional value of LTIP (verified by external advisors), forfeitures through resignation for deferred awards and the share price at 31 December has been used.

Compliance report

Statement of compliance
The company is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Throughout the year ended 31 December 2011, the company has complied with all of the provisions of the UK Corporate Governance Code issued by the Financial Reporting Council in May 2010 (the “Code”) except in relation to the provision (D.2.2) that the Group Remuneration Committee should have delegated responsibility for setting remuneration for the Chairman and executive directors. The company considers that this is a matter which should rightly be reserved for the Board. No director is involved in decisions regarding his or her own remuneration. Information on how the company has applied the main principles of the Code can be found in the Corporate governance report on pages 210 to 253. A copy of the Code can be found at www.frc.org.uk/corporate.

The company has also implemented the recommendations arising from the Walker Review.

The company has also complied in all material respects with the Financial Reporting Council Guidance on Audit Committees issued in December 2010.

Under the US Sarbanes-Oxley Act of 2002, specific standards of corporate governance and business and financial disclosures apply to companies with securities registered in the US. The company complies with all applicable sections of the US Sarbanes-Oxley Act of 2002.

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

Management assessed the effectiveness of the Group’s internal control over financial reporting as of 31 December 2011 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control - Integrated Framework”.

Based on its assessment, management believes that, as of 31 December 2011, the Group’s internal control over financial reporting is effective.

The effectiveness of the Group’s internal control over financial reporting as of 31 December 2011 has been audited by Deloitte LLP, the Group’s independent registered public accounting firm. The report of the independent registered public accounting firm to the directors of The Royal Bank of Scotland Group plc expresses an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting as of 31 December 2011.

Disclosure controls and procedures
As required by US regulations, the effectiveness of the company's disclosure controls and procedures (as defined in the rules under the Exchange Act) have been evaluated. This evaluation has been considered and approved by the Board which has instructed the Group Chief Executive and Group Finance Director to certify that as at 31 December 2011, the company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the company and its consolidated subsidiaries would be made known to them by others within those entities.

Compliance report continued

Report of Independent Registered Public Accounting Firm to the members of The Royal Bank of Scotland Group plc

We have audited the internal control over financial reporting of The Royal Bank of Scotland Group plc and subsidiaries (“the Group”) as at 31 December 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as at 31 December 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended 31 December 2011 of the Group and our report dated 22 February 2012 (27 March 2012 as to the consolidating financial information included in Note 43 of the financial statements) expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP
London, United Kingdom
22 February 2012

Compliance report continued

Changes in internal control
There was no change in the company's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

The New York Stock Exchange
As a foreign issuer with American Depositary Shares representing ordinary shares, preference shares and debt securities listed on the New York Stock Exchange (the “NYSE”), the company must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under the NYSE corporate governance listing standards. In addition, the company must comply fully with the provisions of the listing standards that relate to the composition, responsibilities and operation of Audit Committees. These provisions incorporate the relevant rules concerning audit committees of the Exchange Act.

The company has reviewed its corporate governance arrangements and is satisfied that these are consistent with the NYSE’s corporate governance listing practices, with the exception that the Chairman of the Board is also the Chairman of the Group Nominations Committee, which is permitted under the Code (since the Chairman was considered independent on appointment). The company’s Group Audit, Board Risk, Group Remuneration and Group Nominations Committees are otherwise composed solely of non-executive directors deemed by the Group Board to be independent. The NYSE corporate governance listing standards also require that a compensation committee has direct responsibility to review and approve the Group Chief Executive’s remuneration.

As stated at the start of this Compliance report, in the case of the company, the Group Board, rather than the Group Remuneration Committee, reserves the authority to make the final determination of the remuneration of the Group Chief Executive.

The Group Audit Committee complies with the provisions of the NYSE corporate governance listing standards that relate to the composition, responsibilities and operation of audit committees. In April 2011, the company submitted its required annual written affirmation to the NYSE confirming its full compliance with those and other applicable provisions. More detailed information about the Group Audit Committee and its work during 2011 is set out in the Group Audit Committee report on pages 221 to 225.

This Compliance report forms part of the Corporate governance report and the Report of the directors.

Report of the directors

The directors present their report together with the audited accounts for the year ended 31 December 2011.

Group structure
The company is a holding company owning the entire issued ordinary share capital of The Royal Bank of Scotland plc, the principal direct operating subsidiary undertaking of the company. The Group comprises the company and all its subsidiary and associated undertakings, including the Royal Bank and NatWest.

Following placing and open offers in December 2008 and in April 2009, HM Treasury (HMT) owned approximately 70.3% of the enlarged ordinary share capital of the company. In December 2009, the company issued a further £25.5 billion of new capital to HMT. This new capital took the form of B shares, which do not generally carry voting rights at general meetings of ordinary shareholders but are convertible into ordinary shares and qualify as Core Tier 1 capital.

In 2011, the company issued 770.3 million ordinary shares in connection with employee share schemes. At 31 December 2011, HMT’s holding in the company’s ordinary shares had reduced to 66.9%.

Results and dividends
The loss attributable to the ordinary and B shareholders of the company for the year ended 31 December 2011 amounted to £1,997 million compared with a loss of £1,125 million for the year ended 31 December 2010, as set out in the consolidated income statement on page 266.

The company did not pay a dividend on ordinary shares in 2010 or 2011.

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

Business review
Activities
The Group is engaged principally in providing a wide range of banking, insurance and other financial services. Further details of the organisational structure and business overview of the Group, including the products and services provided by each of its divisions and the competitive markets in which they operate, are contained in the Business review on pages 4 to 6.

Risk factors
The Group’s future performance and results could be materially different from expected results depending on the outcome of certain potential risks and uncertainties. Certain risk factors the Group faces are summarised on page 7. Fuller details of these and other risk factors are set out on pages 405 to 418.

The reported results of the Group are also sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Details of the Group’s critical accounting policies and key sources of accounting judgments are included in Accounting policies on pages 273 to 285.

The Group’s approach to risk management, including its financial risk management objectives and policies and information on the Group’s exposure to price, credit, liquidity and cash flow risk, is discussed in the Risk and balance sheet management section of the Business review on pages 58 to 207.

Financial performance
A review of the Group's performance during the year ended 31 December 2011, including details of each division, and the Group's financial position as at that date is contained in the Business review on pages 8 to 57.

RBS Holdings N.V. (formerly ABN AMRO Holding N.V.)
In 2007, RFS Holdings B.V., which was jointly owned by the Group, the Dutch State (successor to Fortis) and Santander (together, the “Consortium Members”) completed the acquisition of ABN AMRO Holding N.V.

On 6 February 2010, the businesses of ABN AMRO Holding N.V. acquired by the Dutch State were legally demerged to a newly established company, ABN AMRO Bank N.V., which on 1 April 2010 was transferred to ABN AMRO Group N.V., itself owned by the Dutch State.  Following legal separation, RBS Holdings N.V. (formerly ABN AMRO Holding N.V.) has one operating subsidiary, The Royal Bank of Scotland N.V. (“RBS N.V.”), a fully operational bank within the Group. RBS N.V. is independently rated and regulated by the Dutch Central Bank. Certain assets within RBS N.V. continue to be shared by the Consortium Members.

Report of the directors continued

On 19 April 2011, the Group announced the proposed transfers of a substantial part of the business activities of RBS N.V. to the Royal Bank. Subject to, among other matters, regulatory and other approvals and procedures, it is expected that the transfers will be implemented on a phased basis over a period ending 31 December 2013. A large part of the transfers is expected to have taken place by the end of 2012.

On 17 October 2011, the Group completed the transfer of a substantial part of the UK activities of RBS N.V. to the Royal Bank pursuant to Part VII of the UK Financial Services and Markets Act 2000.

Approximately 98% of the issued share capital of RFS Holdings B.V. is held by the Group.

Business divestments
To comply with EC State Aid requirements the Group agreed a series of restructuring measures to be implemented over a four year period from December 2009. This supplements the measures in the strategic plan previously announced by the Group. These include divesting RBS Insurance, 80.01% of Global Merchant Services (largely completed in 2010) and substantially all of RBS Sempra Commodities JV business (completed in 2010), as well as divesting the RBS branch-based business in England and Wales and the NatWest branches in Scotland, along with the Direct SME customers across the UK.

Employees
As at 31 December 2011, the Group employed over 146,800 employees (full-time equivalent basis) throughout the world. Details of employee related costs are included in Note 3 on the consolidated accounts.

The Group operates certain employee share plans in which eligible employees are able to participate and which align the interests of employees with those of shareholders.

Employee learning and development
The Group maintains a strong commitment  to providing all its employees with the opportunity to grow through learning and development, which in turn helps to achieve business objectives and drive excellent customer service. Employee Volunteering schemes make it easy for individuals and teams to give something back to their communities and make a real difference.

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

Employee feedback
Every year since 1999, through the Your Feedback survey, employees in all our businesses have shared their thoughts about what it’s like working for RBS. These insights inform what the Group needs to do to improve the way it works, whether it’s a local issue or something that affects everyone. Apart from an opportunity to listen to employees, the survey also enables the Group to monitor levels of employee satisfaction and engagement and how these compare with other companies.

Employee consultation
The Group recognises employee representative organisations such as trade unions and work councils in a number of businesses and countries.

The Group has two European employee fora that provide elected representatives with an opportunity to understand better its European operations.

Diversity and inclusion
During 2011, the Group executive renewed its commitment to make workplace policies, processes and experiences inclusive for staff, customers and stakeholders.

Inclusion is built into the recruitment process, positive action programmes developing talent, flexible working policies and support for ill-health and disability-related absence. The Group continues to support disabled people ensuring they have equal opportunities to recruitment, employment, promotion and training.

The Group supports employee led networks such as Focused Women and Rainbow who support personal and career development through networking and training events.

This commitment to inclusion extends to supporting and participating in positive action programmes outside of the Group aimed at cultivating future leaders including, ‘An Inspirational Journey’, the FTSE-100 cross-company mentoring and Glass Ladder programmes. The Group maintains its involvement with external charitable networks and events such as Manchester Pride.

This approach to inclusion extends to the marketplace with the RBS Women in Business Ambassadors who support and guide more and more women to take the step of starting their own business.

Performance is monitored and reviewed at Group and divisional level and RBS is supportive of the recommendations of Lord Davies' Report. There are currently three female directors on the Board out of a total of 13 directors. The Group expects to meet the aspirational target of 25 per cent female Board representation in 2012. As at 31 December 2011, 18 per cent of executives in the Group and 53 per cent of employees were female.

Further details on the Board diversity policy can be found on page 220.

Report of the directors continued

Safety, health and wellbeing
Ensuring the safety, health and wellbeing of employees and customers is an important responsibility for the Group.

The Group is committed to ensuring legal compliance and managing health and safety risks. During 2011, increased focus on leadership, governance and the effectiveness of controls delivered improvements in health and safety performance.

A wide range of health benefits and services are in place to help employees maintain good physical and psychological health, and support them if they do become unwell. A number of these services have been enhanced and promoted in response to the impact of the economic environment.

Pre-employment screening
The Group has a comprehensive pre-employment screening process to guard against possible infiltration and employee-related fraud for all direct and non-direct staff engaged on Group business.

Code of conduct
The code of conduct applies to everyone who works for RBS. It promotes honest and ethical conduct, including the handling of actual or apparent conflicts of interest between personal and professional relationships. The Group recognises that personal conduct, business integrity and the Group’s security are crucial, and the code of conduct serves to inform those who work for us of the Group’s expectations of their behaviour and practices.

The code of conduct is available on the Group’s website www.rbs.com and will also be provided to any person without charge, upon request, by contacting RBS Secretariat at the telephone number listed on page 451.

Sustainability
Sustainability is central to the way the Group is managed. Sustainability is not just about the many responsibilities and obligations that the Group has in a legal sense, but about specific issues that need to be addressed to ensure that the Group is a healthy and respected business operating on a sustainable basis. There is a clear governance structure for Group Sustainability that oversees and aligns the Group's approach to the range of ethical, social and environmental issues which confront the business on a daily basis.

The Group continues to do significant work and address challenges across five key themes: Fair banking, Supporting enterprise, Employee engagement, Safety and security and Citizenship and environmental sustainability.

Going concern
The Group’s business activities and financial position, the factors likely to affect its future development and performance and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Business review. The risk factors which could materially affect the Group’s future results are set out on pages 405 to 418. The Group’s regulatory capital resources and significant developments in 2011 and anticipated future developments are detailed on pages 68 to 73. The liquidity and funding section on pages 74 to 88, describes the Group’s funding and liquidity profile, including changes in key metrics, the build up of liquidity reserves and the outlook for 2012.
Having reviewed the Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group and the company will continue in operational existence for the foreseeable future. Accordingly, the financial statements of the Group and of the company have been prepared on a going concern basis.

BBA disclosure code
In September 2010, the British Bankers’ Association published its Code for Financial Reporting Disclosure. The code sets out five disclosure principles together with supporting guidance. The principles are that the Group and other major UK banks will provide high quality, meaningful and decision-useful disclosures; review and enhance their financial instrument disclosures for key areas of interest to market participants; assess the applicability and relevance of good practice recommendations to their disclosures acknowledging the importance of such guidance; seek to enhance the comparability of financial statement disclosures across the UK banking sector; and clearly differentiate in their annual reports between information that is audited and information that is unaudited.  The Group’s 2011 financial statements have been prepared in compliance with the code’s principles.

Corporate governance
The company is committed to high standards of corporate governance. Details are given in the Corporate governance report on pages 210 to 253. The Corporate governance report and compliance report (pages 254 to 256) form part of this Report of the directors.

Share capital
Details of the ordinary and preference share capital at 31 December 2011 and movements during the year are shown in Note 27 on the consolidated accounts.

Report of the directors continued

Additional information
Where not provided elsewhere in the Report of the directors, the following additional information is required to be disclosed by Part 6 of Schedule 7 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008.

The rights and obligations attaching to the company’s ordinary shares and preference shares are set out in the company’s Articles of Association, copies of which can be obtained from Companies House in the UK or can be found on the Group’s website www.rbs.com.

On a show of hands at a general meeting of the company every holder of ordinary shares and cumulative preference shares present in person or by proxy and entitled to vote shall have one vote. On a poll, every holder of ordinary shares present in person or by proxy and entitled to vote shall have one vote for every share held. On a poll, holders of cumulative preference shares present in person or by proxy and entitled to vote shall have four votes for every share held. The voting rights of holders of non-cumulative preference shares are set out in Note 27 on the consolidated accounts. The notices of Annual General Meetings and General Meetings specify the deadlines for exercising voting rights and appointing a proxy or proxies to vote in relation to resolutions to be passed at the meeting.

The cumulative preference shares represent less than 0.01% and the non-cumulative preference shares represent less than 0.73% of the total voting rights of the company respectively, the remainder being represented by the ordinary shares.

There are no restrictions on the transfer of ordinary shares in the company other than certain restrictions which may from time to time be imposed by laws and regulations (for example, insider trading laws). Pursuant to the Listing Rules of the FSA, certain employees of the company require the approval of the company to deal in the company’s shares.

The rules governing the powers of directors, including in relation to issuing or buying back shares and their appointment are set out in the company’s Articles of Association. It will be proposed at the 2012 Annual General Meeting that the directors be granted authorities to allot shares under the Companies Act 2006. The company’s Articles of Association may only be amended by a special resolution at a general meeting of shareholders.

A number of the company’s share plans include restrictions on transfers of shares while shares are subject to the plans or the terms under which the shares were awarded.

The rights and obligations of holders of non-cumulative preference shares are set out in Note 27 on the consolidated accounts.

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

Directors
The names and brief biographical details of the directors are shown on pages 211 to 214.

Sandy Crombie, Philip Hampton, Stephen Hester, Penny Hughes, Joe MacHale, John McFarlane, Brendan Nelson, Art Ryan, Philip Scott and Bruce Van Saun all served throughout the year and to the date of signing of the financial statements.

Alison Davis and Baroness Noakes were appointed as non-executive directors on 1 August 2011. Tony Di Iorio was appointed as a non-executive director on 1 September 2011. Colin Buchan retired as a non-executive director on 5 August 2011, having served just over nine years on the Board. John McFarlane will step down from the Board on 31 March 2012.

All directors of the company stand for re-election annually and, with the exception of John McFarlane, all directors will stand for election or re-election by shareholders at the Annual General Meeting in 2012.

Report of the directors continued

Directors’ interests
The interests of the directors in the shares of the company at 31 December 2011 are shown on page 262. None of the directors held an interest in the loan capital of the company or in the shares or loan capital of any of the subsidiary undertakings of the company, during the period from 1 January 2011 to 22 February 2012.

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

Shareholdings
The table below shows shareholders that have notified the Group that they hold more than 3% of the total voting rights of the company at 31 December 2011.

Solicitor For The Affairs of Her Majesty’s Treasury as Nominee for Her Majesty’s Treasury	Number of shares	% of share class held	% of total voting rights held
Ordinary shares	39,644,835,194	66.9	66.4
B shares (non-voting)	51,000,000,000	100.0	—

The Group has not been notified of any changes to the above interests between 31 December 2011 and 22 February 2012.

Charitable contributions
In 2011, the Group’s overall community contribution was £72.0 million (2010 - £56.1 million). The total amount given for charitable purposes by the company and its subsidiary undertakings during the year ended 31 December 2011 was £39.1 million (2010 - £29.6 million).

To ensure it makes its community investments as effective as possible, the Group’s policy is to focus its resources on a small number of substantial strategic programmes. These are issues most relevant to a financial institution and relate broadly to financial education, supporting enterprise and microfinance and the charitable endeavours of employees.

Political donations
At the Annual General Meeting in 2011, shareholders gave authority under Part 14 of the Companies Act, for a period of one year, for the company (and its subsidiaries) to make political donations and incur political expenditure up to a maximum aggregate sum of £500,000. This authorisation was taken as a precaution only, as the company has a longstanding policy of not making political donations or incurring political expenditure within the ordinary meaning of those words. During 2011, the Group made no political donations, nor incurred any political expenditure in the UK or EU and it is not proposed that the Group’s longstanding policy of not making contributions to any political party be changed.  Shareholders will be asked to renew this authorisation at a reduced maximum aggregate sum of £100,000 at the Annual General Meeting in 2012.

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

At 31 December 2011, the Group’s trade creditors represented 27 days (2010 - 29 days) of amounts invoiced by suppliers.

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

By order of the Board

Aileen Taylor
Secretary
22 February 2012

The Royal Bank of Scotland Group plc
is registered in Scotland No. SC45551

Directors’ interests in shares

		31 December 2011
	Shares beneficially owned at 1 January 2011 or date of appointment, if later	Shares beneficially owned	Value (1) £
Chairman
Philip Hampton	276,312	276,312	55,760

Executive director
Stephen Hester	3,463,297	5,411,358	1,092,012

Non-executive directors
Sandy Crombie	200,000	200,000	40,360
Alison Davis	—	200,000	40,360
Tony Di lorio (2)	—	300,000	60,540
Penny Hughes	8,175	8,175	1,650
Joe MacHale	284,317	284,317	57,375
John McFarlane	50,000	50,000	10,090
Brendan Nelson	120,018	120,018	24,220
Baroness Noakes	—	210,000	42,378
Art Ryan	50,000	50,000	10,090
Philip Scott	500,000	500,000	100,900

Notes:
(1)	Value is based on the share price at 30 December 2011 (the last working day of 2011), which was 20.18p. During the year ended 31 December 2011, the share price ranged from 17.34p to 49.0p.
(2)
Mr Di Iorio holds his interests in the company’s shares in the form of American Depository Receipts (ADRs).  Each ADR represents 20 ordinary shares of £0.25 each in the company. Mr Di Iorio holds 15,000 ADRs representing 300,000 ordinary shares.

No other current director had an interest in the company's ordinary shares during the year or held a non-beneficial interest in the shares of the company at 31 December 2011, at 1 January 2011 or date of appointment if later. The interests shown above include connected persons of the directors.

As at 22 February 2012, there were no changes to the directors' interests in shares shown in the table above.

Statement of directors’ responsibilities

The directors are responsible for the preparation of the Annual Report and Accounts.

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
22 February 2012

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

By order of the Board

Philip Hampton	Stephen Hester	Bruce Van Saun
Chairman	Group Chief Executive	Group Finance Director

22 February 2012

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Stephen Hester Bruce Van Saun	Sandy Crombie Alison Davis Tony Di Iorio Penny Hughes Joe MacHale John McFarlane Brendan Nelson Baroness Noakes Arthur ‘Art’ Ryan Philip Scott

Financial statements

265	Report of Independent Registered Public Accounting Firm
266	Consolidated income statement
267	Consolidated statement of comprehensive income
268	Consolidated balance sheet
269	Consolidated statement of changes in equity
272	Consolidated cash flow statement
273	Accounting policies
286	Notes on the consolidated accounts
	1	Net interest income	286
	2	Non-interest income (excluding insurance net premium income)	287
	3	Operating expenses	288
	4	Pensions	292
	5	Auditor’s remuneration	296
	6	Tax	297
	7	Profit attributable to preference shareholders and paid-in equity holders	298
	8	Ordinary dividends	298
	9	Earnings per ordinary and B share	298
	10	Financial instruments - classification	299
	11	Financial instruments - valuation	304
	12	Financial instruments - maturity analysis	321
	13	Financial assets - impairments	323
	14	Derivatives	325
	15	Debt securities	327
	16	Equity shares	328
	17	Intangible assets	329
	18	Property, plant and equipment	332
	19	Prepayments, accrued income and other assets	334
	20	Discontinued operations and assets and liabilities of disposal groups	334
	21	Short positions	336
	22	Accruals, deferred income and other liabilities	336
	23	Deferred tax	337
	24	Insurance business	338
	25	Subordinated liabilities	342
	26	Non-controlling interests	349
	27	Share capital	350
	28	Other equity	352
	29	Leases	353
	30	Securitisations and asset transfers	355
	31	Capital resources	357
	32	Memorandum items	359
	33	Net cash inflow/(outflow) from operating activities	368
	34	Analysis of the net investment in business interests and intangible assets	368
	35	Interest received and paid	369
	36	Analysis of changes in financing during the year	369
	37	Analysis of cash and cash equivalents	369
	38	Segmental analysis	370
	39	Directors’ and key management remuneration	376
	40	Transactions with directors and key management	376
	41	Related parties	377
	42	Post balance sheet events	378
	43	Consolidating financial information	379

Report of Independent Registered Public Accounting Firm to the members of The Royal Bank of Scotland Group plc

We have audited the accompanying consolidated balance sheets of The Royal Bank of Scotland Group plc and its subsidiaries (together "the Group") as at 31 December 2011, 2010 and 2009 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended 31 December 2011, the notes 1 to 43 and the information identified as ‘audited’ in the Risk and balance sheet management section of the Business review.  These financial statements are the responsibility of the Group's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material aspects, the financial position of the Group as at 31 December 2011, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2011, in conformity with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

Note 43 to the financial statements was added for the inclusion of consolidating financial information in respect of The Royal Bank of Scotland plc in accordance with Regulation S-X Rule 3-10.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as at 31 December 2011 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission and our report dated 22 February 2012 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ Deloitte LLP
London, United Kingdom
22 February 2012 (27 March 2012 for the consolidating financial information in Note 43)

Consolidated income statement for the year ended 31 December 2011

	Note	2011 £m	2010 £m	2009 £m
Interest receivable		21,410	22,776	26,311
Interest payable		(8,731)	(8,567)	(12,923)
Net interest income	1	12,679	14,209	13,388
Fees and commissions receivable	2	6,384	8,193	8,738
Fees and commissions payable	2	(1,460)	(2,211)	(2,790)
Income from trading activities	2	2,701	4,517	3,761
Gain on redemption of own debt	2	255	553	3,790
Other operating income (excluding insurance net premium income)	2	4,122	1,479	873
Insurance net premium income	24	4,256	5,128	5,266
Non-interest income		16,258	17,659	19,638
Total income		28,937	31,868	33,026
Staff costs
- excluding curtailment gains		(8,678)	(9,671)	(9,993)
- pension schemes curtailment gains		—	—	2,148
Premises and equipment		(2,451)	(2,402)	(2,594)
Other administrative expenses		(4,931)	(3,995)	(4,449)
Depreciation and amortisation		(1,875)	(2,150)	(2,166)
Write-down of goodwill and other intangible assets		(91)	(10)	(363)
Operating expenses	3	(18,026)	(18,228)	(17,417)
Profit before insurance net claims and impairment losses		10,911	13,640	15,609
Insurance net claims	24	(2,968)	(4,783)	(4,357)
Impairment losses	13	(8,709)	(9,256)	(13,899)
Operating loss before tax		(766)	(399)	(2,647)
Tax (charge)/credit	6	(1,250)	(634)	429
Loss from continuing operations		(2,016)	(1,033)	(2,218)
Profit/(loss) from discontinued operations, net of tax	20	47	(633)	(105)
Loss for the year		(1,969)	(1,666)	(2,323)

Loss attributable to:
Non-controlling interests		28	(665)	349
Preference shareholders	7	—	105	878
Paid-in equity holders	7	—	19	57
Ordinary and B shareholders		(1,997)	(1,125)	(3,607)
		(1,969)	(1,666)	(2,323)

Per ordinary and B share (1)
Basic loss from continuing operations	9	(1.8p)	(0.5p)	(6.3p)

Diluted loss from continuing operations	9	(1.8p)	(0.5p)	(6.3p)

Basic loss from discontinued operations	9	—	—	(0.1p)

Diluted loss from discontinued operations	9	—	—	(0.1p)

Note:
(1)	B shares rank pari-passu with ordinary shares.

The accompanying notes on pages 286 to 384, the accounting policies on pages 273 to 284 and the audited sections of the Business review: Risk and balance sheet management on pages 58 to 207 form an integral part of these financial statements.

Consolidated statement of comprehensive income for the year ended 31 December 2011

	Note	2011 £m	2010 £m	2009 £m
Loss for the year		(1,969)	(1,666)	(2,323)
Other comprehensive income/(loss)
Available-for-sale financial assets		2,258	(389)	2,016
Cash flow hedges		1,424	1,454	684
Currency translation		(440)	81	(3,300)
Actuarial (losses)/gains on defined benefit plans	4	(581)	158	(3,665)
Other comprehensive income/(loss) before tax		2,661	1,304	(4,265)
Tax (charge)/credit		(1,472)	(309)	430
Other comprehensive income/(loss) after tax		1,189	995	(3,835)
Total comprehensive loss for the year		(780)	(671)	(6,158)

Total comprehensive loss is attributable to:
Non-controlling interests		(24)	(197)	(1,346)
Preference shareholders		—	105	878
Paid-in equity holders		—	19	57
Ordinary and B shareholders		(756)	(598)	(5,747)
		(780)	(671)	(6,158)

The accompanying notes on pages 286 to 384, the accounting policies on pages 273 to 284 and the audited sections of the Business review: Risk and balance sheet management on pages 58 to 207 form an integral part of these financial statements.

Consolidated balance sheet as at 31 December 2011

	Note	2011 £m	2010 £m	2009 £m
Assets
Cash and balances at central banks	10	79,269	57,014	52,261
Loans and advances to banks	10	83,310	100,518	91,753
Loans and advances to customers	10	515,606	555,260	728,393
Debt securities subject to repurchase agreements	30	79,480	80,104	66,883
Other debt securities		129,600	137,376	200,371
Debt securities	15	209,080	217,480	267,254
Equity shares	16	15,183	22,198	19,528
Settlement balances		7,771	11,605	12,033
Derivatives	14	529,618	427,077	441,454
Intangible assets	17	14,858	14,448	17,847
Property, plant and equipment	18	11,868	16,543	19,397
Deferred tax	23	3,878	6,373	7,039
Prepayments, accrued income and other assets	19	10,976	12,576	20,985
Assets of disposal groups	20	25,450	12,484	18,542
Total assets		1,506,867	1,453,576	1,696,486

Liabilities
Deposits by banks	10	108,804	98,790	142,144
Customer accounts	10	502,955	510,693	614,202
Debt securities in issue	10	162,621	218,372	267,568
Settlement balances		7,477	10,991	10,413
Short positions	21	41,039	43,118	40,463
Derivatives	14	523,983	423,967	424,141
Accruals, deferred income and other liabilities	22	23,125	23,089	30,327
Retirement benefit liabilities	4	2,239	2,288	2,963
Deferred tax	23	1,945	2,142	2,811
Insurance liabilities	24	6,312	6,794	10,281
Subordinated liabilities	25	26,319	27,053	37,652
Liabilities of disposal groups	20	23,995	9,428	18,890
Total liabilities		1,430,814	1,376,725	1,601,855
Non-controlling interests	26	1,234	1,719	16,895
Owners’ equity	27,28	74,819	75,132	77,736
Total equity		76,053	76,851	94,631

Total liabilities and equity		1,506,867	1,453,576	1,696,486

The accompanying notes on pages 286 to 384, the accounting policies on pages 273 to 284 and the audited sections of the Business review: Risk and balance sheet management on pages 58 to 207 form an integral part of these financial statements.

The accounts were approved by the Board of directors on 22 February 2012 and signed on its behalf by:

Philip Hampton Chairman	Stephen Hester Group Chief Executive	Bruce Van Saun Group Finance Director

The Royal Bank of Scotland Group plc
Registered No. SC45551

Consolidated statement of changes in equity for the year ended 31 December 2011

	2011	2010	2009
	£m	£m	£m
Called-up share capital
At 1 January	15,125	14,630	9,898
Ordinary shares issued in respect of placing and open offer	—	—	4,227
B shares issued	—	—	510
Ordinary shares issued	193	523	—
Preference shares redeemed	—	(1)	(5)
Cancellation of non-voting deferred shares	—	(27)	—
At 31 December	15,318	15,125	14,630

Paid-in equity
At 1 January	431	565	1,073
Securities redeemed	—	(132)	(308)
Transfer to retained earnings	—	(2)	(200)
At 31 December	431	431	565

Share premium account
At 1 January	23,922	23,523	27,471
Ordinary shares issued in respect of placing and open offer, net of £95 million expenses	—	—	1,047
Ordinary shares issued	79	281	—
Redemption of preference shares classified as debt	—	118	—
Preference shares redeemed	—	—	(4,995)
At 31 December	24,001	23,922	23,523

Merger reserve
At 1 January	13,272	25,522	10,881
Issue of B shares, net of £399 million expenses	—	—	24,591
Transfer to retained earnings	(50)	(12,250)	(9,950)
At 31 December	13,222	13,272	25,522

Available-for-sale reserve
At 1 January	(2,037)	(1,755)	(3,561)
Unrealised gains	1,769	179	1,202
Realised losses/(gains) (1)	486	(519)	981
Tax	(1,175)	74	(377)
Recycled to profit or loss on disposal of businesses (2)	—	(16)	—
At 31 December	(957)	(2,037)	(1,755)

Cash flow hedging reserve
At 1 January	(140)	(252)	(876)
Amount recognised in equity	2,417	180	380
Amount transferred from equity to earnings	(993)	(59)	513
Tax	(405)	(67)	(269)
Recycled to profit or loss on disposal of businesses (3)	—	58	—
At 31 December	879	(140)	(252)

	2011	2010	2009
	£m	£m	£m
Foreign exchange reserve
At 1 January	5,138	4,528	6,385
Retranslation of net assets	(382)	997	(2,322)
Foreign currency (losses)/gains on hedges of net assets	(10)	(458)	456
Tax	23	63	9
Recycled to profit or loss on disposal of businesses	6	8	—
At 31 December	4,775	5,138	4,528

Capital redemption reserve
At 1 January	198	170	170
Preference shares redeemed	—	1	—
Cancellation of non-voting deferred shares	—	27	—
At 31 December	198	198	170

Contingent capital reserve
At 1 January	(1,208)	(1,208)	—
Contingent capital agreement - consideration payable	—	—	(1,208)
At 31 December	(1,208)	(1,208)	(1,208)

Retained earnings
At 1 January	21,239	12,134	7,542
(Loss)/profit attributable to ordinary and B shareholders and other equity owners
- continuing operations	(2,002)	(973)	(2,600)
- discontinued operations	5	(28)	(72)
Equity preference dividends paid	—	(105)	(878)
Paid-in equity dividends paid, net of tax	—	(19)	(57)
Transfer from paid-in equity
- gross	—	2	200
- tax	—	(1)	—
Equity owners gain on withdrawal of non-controlling interest
- gross	—	40	629
- tax	—	(11)	(176)
Redemption of equity preference shares	—	(2,968)	—
Gain on redemption of equity preference shares	—	609	—
Redemption of preference shares classified as debt	—	(118)	—
Transfer from merger reserve	50	12,250	9,950
Actuarial (losses)/gains recognised in retirement benefit schemes
- gross	(581)	158	(3,756)
- tax	86	(71)	1,043
Purchase of non-controlling interest	—	(38)	—
Shares issued under employee share schemes	(58)	(13)	(16)
Share-based payments
- gross	200	385	325
- tax	(10)	6	—
At 31 December	18,929	21,239	12,134

Own shares held
At 1 January	(808)	(121)	(104)
Disposal/(purchase) of own shares	20	(700)	(33)
Shares issued under employee share schemes	19	13	16
At 31 December	(769)	(808)	(121)

Owners’ equity at 31 December	74,819	75,132	77,736

Consolidated statement of changes in equity continued

	2011 £m	2010 £m	2009 £m
Non-controlling interests (see Note 26)
At 1 January	1,719	16,895	21,619
Currency translation adjustments and other movements	(54)	(466)	(1,434)
Profit/(loss) attributable to non-controlling interests
- continuing operations	(14)	(60)	382
- discontinued operations	42	(605)	(33)
Dividends paid	(40)	(4,200)	(313)
Movements in available-for-sale securities
- unrealised gains/(losses)	1	(56)	299
- realised losses/(gains)	2	37	(466)
- tax	(1)	5	(36)
- recycled to profit or loss on disposal of discontinued operations (4)	—	(7)	—
Movements in cash flow hedging reserve
- amount recognised in equity	—	(120)	(209)
- tax	—	39	59
- recycled to profit or loss on disposal of discontinued operations (5)	—	1,036	—
Actuarial gains recognised in retirement benefit schemes
- gross	—	—	91
- tax	—	—	1
Equity raised	—	559	9
Equity withdrawn and disposals	(421)	(11,298)	(2,445)
Transfer to retained earnings	—	(40)	(629)
At 31 December	1,234	1,719	16,895

Total equity at 31 December	76,053	76,851	94,631

Total comprehensive loss recognised in the statement of changes in equity is attributable to:
Non-controlling interests	(24)	(197)	(1,346)
Preference shareholders	—	105	878
Paid-in equity holders	—	19	57
Ordinary and B shareholders	(756)	(598)	(5,747)
	(780)	(671)	(6,158)

Notes:
(1)
Includes an impairment loss of £1,099 million in respect of the Group’s holding of Greek government bonds, together with £169 million of related interest rate hedge adjustments, for the year ended 31 December 2011.

(2)	Net of tax (year ended 31 December 2010 - £5 million credit)
(3)	Net of tax (year ended 31 December 2010 - £19 million charge).
(4)	Net of tax (year ended 31 December 2010 - £2 million credit).
(5)	Net of tax (year ended 31 December 2010 - £340 million charge).

The accompanying notes on pages 286 to 384, the accounting policies on pages 273 to 284 and the audited sections of the Business review: Risk and balance sheet management on pages 58 to 207 form an integral part of these financial statements.

Consolidated cash flow statement for the year ended 31 December 2011

	Note	2011 £m	2010 £m	2009 £m
Operating activities
Operating loss before tax		(766)	(399)	(2,647)
Operating profit/(loss) before tax on discontinued operations		58	(541)	(49)
Adjustments for:
Depreciation and amortisation		1,875	2,220	2,809
Write-down of goodwill and other intangible assets		91	10	363
Interest on subordinated liabilities		740	500	1,490
Charge for defined benefit pension schemes		349	540	659
Pension scheme curtailment gains		—	(78)	(2,148)
Cash contribution to defined benefit pension schemes		(1,059)	(832)	(1,153)
Gain on redemption of own debt		(255)	(553)	(3,790)
Elimination of foreign exchange differences		2,702	(691)	12,217
Other non-cash items		3,218	1,455	7,940
Net cash flows from trading activities		6,953	1,631	15,691
Changes in operating assets and liabilities		(3,444)	17,095	(15,964)
Net cash flows from operating activities before tax		3,509	18,726	(273)
Income taxes (paid)/received		(184)	565	(719)
Net cash flows from operating activities	33	3,325	19,291	(992)

Investing activities
Sale and maturity of securities		80,093	47,604	76,492
Purchase of securities		(77,019)	(43,485)	(73,593)
Sale of property, plant and equipment		1,840	2,011	1,948
Purchase of property, plant and equipment		(3,472)	(2,113)	(4,898)
Net investment in business interests and intangible assets	34	(1,428)	3,446	105
Transfer out of discontinued operations		—	(4,112)	—
Net cash flows from investing activities		14	3,351	54

Financing activities
Issue of ordinary shares		2	1	—
Placing and open offer		—	—	5,274
Issue of B shares		—	—	25,101
Issue of subordinated liabilities		—	—	2,309
Proceeds of non-controlling interests issued		—	559	9
Redemption of paid-in equity		—	(132)	(308)
Redemption of preference shares		—	(2,359)	(5,000)
Redemption of non-controlling interests		(382)	(5,282)	(422)
Disposal/(purchase) of own shares		20	(700)	(33)
Repayment of subordinated liabilities		(627)	(1,588)	(5,145)
Dividends paid		(40)	(4,240)	(1,248)
Interest on subordinated liabilities		(714)	(639)	(1,746)
Net cash flows from financing activities		(1,741)	(14,380)	18,791
Effects of exchange rate changes on cash and cash equivalents		(1,473)	82	(8,592)

Net increase in cash and cash equivalents		125	8,344	9,261
Cash and cash equivalents at 1 January		152,530	144,186	134,925
Cash and cash equivalents at 31 December	37	152,655	152,530	144,186

The accompanying notes on pages 286 to 384, the accounting policies on pages 273 to 284 and the audited sections of the Business review: Risk and balance sheet management on pages 58 to 207 form an integral part of these financial statements.

Accounting policies

1. Presentation of accounts
The accounts are prepared on a going concern basis (see page 259 of the Report of the directors) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS). The EU has not adopted the complete text of IAS 39 ‘Financial Instruments: Recognition and Measurement’; it has relaxed some of the standard's hedging requirements. The Group has not taken advantage of this relaxation and has adopted IAS 39 as issued by the IASB: the Group's financial statements are prepared in accordance with IFRS as issued by the IASB.

The accounts are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, held-for-trading financial assets and financial liabilities, financial assets and financial liabilities that are designated as at fair value through profit or loss, available-for-sale financial assets and investment property. Recognised financial assets and financial liabilities in fair value hedges are adjusted for changes in fair value in respect of the risk that is hedged.  The company’s financial statements and the Group's consolidated financial statements are presented in sterling which is the functional currency of the company.

The company is incorporated in the UK and registered in Scotland and its accounts are presented in accordance with the Companies Act 2006.

There are a number of changes to IFRS that were effective from 1 January 2011. They have had no material effect on the financial statements of the Group or the company:

IFRIC 19 ‘Extinguishing Financial Liabilities with Equity Instruments’ provides guidance on the accounting treatment when financial liabilities are settled with equity instruments.

Amendment to IAS 32 ‘Financial Instruments: Presentation’ - ‘Classification of Rights Issues’ amends IAS 32 so that rights, options or warrants that are fixed for fixed (i.e. a fixed amount of cash for a fixed number of instruments) offered pro rata to all owners of a class of instrument are classified as equity instruments regardless of the currency denomination of the exercise price.

Amendment to IFRIC 14 ‘IAS 19 ‘The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ – ‘Prepayments of a Minimum Funding Requirement’ applies in the limited circumstances where an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendment permits the benefit of such an early payment to be treated as an asset.

May 2010 ‘Annual Improvements to IFRS’ makes non-urgent but necessary amendments to standards, primarily to remove inconsistencies and to clarify wording.

Revised IAS 24 ‘Related Party Disclosures’ simplifies the disclosure requirements for government-related entities and clarifies the definition of a related party.

2. Basis of consolidation
The consolidated financial statements incorporate the financial statements of the company and entities (including certain special purpose entities) that are controlled by the Group. Control exists where the Group has the power to govern the financial and operating policies of the entity; generally conferred by holding a majority of voting rights. On acquisition of a subsidiary, its identifiable assets, liabilities and contingent liabilities are included in the consolidated accounts at their fair value. A subsidiary acquired is included in the consolidated financial statements from the date it is controlled by the Group up until the date the Group ceases to control it through a sale or a significant change in circumstances.  Changes in interest that do not result in a loss of control are accounted for as equity transactions.

All intra-group balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared using uniform accounting policies.

3. Revenue recognition
Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity and interest expense on financial liabilities other than those measured at fair value are determined using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument's initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that are an integral part of the instrument's yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

Financial assets and financial liabilities held for trading or designated as at fair value through profit or loss are recorded at fair value. Changes in fair value are recognised in profit or loss.

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

Insurance premiums - see Accounting policy 12.

4. Assets held for sale and discontinued operations
A non-current asset (or disposal group) is classified as held for sale if the Group will recover its carrying amount principally through a sale transaction rather than through continuing use. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell. If the asset (or disposal group) is acquired as part of a business combination it is initially measured at fair value less costs to sell. Assets and liabilities of disposal groups classified as held for sale and non-current assets classified as held for sale are shown separately on the face of the balance sheet.

The results of discontinued operations - comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognised either on measurement to fair value less costs to sell or on the disposal of the discontinued operation - are shown as a single amount on the face of the income statement. A discontinued operation is a cash-generating unit or a group of cash-generating units that either has been disposed of, or is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations, (b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale.

5. Employee benefits
Short-term employee benefits, such as salaries, paid absences, and other benefits are accounted for on an accruals basis over the period in which the employees provide the related services.  Group employees may receive variable compensation satisfied by cash, by debt instruments issued by the Group or by shares in The Royal Bank of Scotland Group plc.  The treatment of share-based compensation is set out in Accounting policy 25.  Variable compensation that is settled in cash or debt instruments is charged to profit or loss over the period from the start of the year to which the variable compensation relates to the expected settlement date taking account of forfeiture and claw back criteria.

The Group provides post-retirement benefits in the form of pensions and healthcare plans to eligible employees.

For defined benefit schemes, scheme liabilities are measured on an actuarial basis using the projected unit credit method and discounted at a rate determined by reference to market yields at the end of the reporting period on high quality corporate bonds of equivalent term and currency to the scheme liabilities. Scheme assets are measured at their fair value. The difference between scheme assets and scheme liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). A net surplus is limited to any unrecognised past service cost plus the present value of any economic benefits available to the Group in the form of refunds from the plan or reduced contributions to it. The current service cost, curtailments and any past service costs together with the expected return on scheme assets less the unwinding of the discount on scheme liabilities are charged to operating expenses. A gain or loss on a curtailment is recognised in profit or loss when the curtailment occurs.  A curtailment occurs when the Group is committed to making a significant reduction in the number of employees covered by a plan or a plan is amended such that future service qualifies for no or reduced benefits. Actuarial gains and losses are recognised in full in the period in which they arise in other comprehensive income.  Contributions to defined contribution pension schemes are recognised in profit or loss when payable.

Accounting policies continued

6. Intangible assets and goodwill
Intangible assets acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to profit or loss over the assets' estimated economic lives using methods that best reflect the pattern of economic benefits and included in Depreciation and amortisation. The estimated useful economic lives are as follows:

Core deposit intangibles	6 to 10 years
Other acquired intangibles	5 to 10 years
Computer software	3 to 5 years

Expenditure on internally generated goodwill and brands is written-off as incurred. Direct costs relating to the development of internal-use computer software are capitalised once technical feasibility and economic viability have been established. These costs include payroll, the costs of materials and services, and directly attributable overheads. Capitalisation of costs ceases when the software is capable of operating as intended.  During and after development, accumulated costs are reviewed for impairment against the benefits that the software is expected to generate. Costs incurred prior to the establishment of technical feasibility and economic viability are expensed as incurred as are all training costs and general overheads. The costs of licences to use computer software that are expected to generate economic benefits beyond one year are also capitalised.

Intangible assets include goodwill arising on the acquisition of subsidiaries and joint ventures.  Goodwill on the acquisition of a subsidiary is the excess of the fair value of the consideration transferred, the fair value of any existing interest in the subsidiary and the amount of any non-controlling interest measured either at fair value or at its share of the subsidiary’s net assets over the Group's interest in the net fair value of the subsidiary’s identifiable assets, liabilities and contingent liabilities.  Goodwill arises on the acquisition of a joint venture when the cost of investment exceeds the Group’s share of the net fair value of the joint venture’s identifiable assets and liabilities. Goodwill is measured at initial cost less any subsequent impairment losses. Goodwill arising on the acquisition of associates is included within their carrying amounts. The gain or loss on the disposal of a subsidiary, associate or joint venture includes the carrying value of any related goodwill.

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

The residual value and useful life of property, plant and equipment are reviewed at each balance sheet date and updated for any changes to previous estimates.

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

If an asset does not generate cash flows that are independent from those of other assets or groups of assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.  A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  For the purposes of impairment testing, goodwill acquired in a business combination is allocated to each of the Group’s cash-generating units or groups of cash-generating units expected to benefit from the combination. The recoverable amount of an asset or cash-generating unit is the higher of its fair value less cost to sell and its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset or cash-generating unit that have not been taken into account in estimating future cash flows. If the recoverable amount of an intangible or tangible asset is less than its carrying value, an impairment loss is recognised immediately in profit or loss and the carrying value of the asset reduced by the amount of the loss. A reversal of an impairment loss on intangible assets (excluding goodwill) or property, plant and equipment is recognised as it arises provided the increased carrying value is not greater than it would have been had no impairment loss been recognised. Impairment losses on goodwill are not reversed.

9. Investment property
Investment property comprises freehold and leasehold properties that are held to earn rentals or for capital appreciation or both. Investment property is not depreciated but is stated at fair value based on valuations by independent registered valuers. Fair value is based on current prices for similar properties in the same location and condition. Any gain or loss arising from a change in fair value is recognised in profit or loss. Rental income from investment property is recognised on a straight-line basis over the term of the lease in Other operating income. Lease incentives granted are recognised as an integral part of the total rental income.

10. Foreign currencies
The Group's consolidated financial statements are presented in sterling which is the functional currency of the company.

Group entities record transactions in foreign currencies in the currency of the primary economic environment in which they operate (their functional currency) at the foreign exchange rate ruling at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies are translated into the relevant functional currency at the foreign exchange rates ruling at the balance sheet date.  Foreign exchange differences arising on the settlement of foreign currency transactions and from the translation of monetary assets and liabilities are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations (see Accounting policy 24).

Non-monetary items denominated in foreign currencies that are stated at fair value are translated into the relevant functional currency at the foreign exchange rates ruling at the dates the values are determined. Translation differences arising on non-monetary items measured at fair value are recognised in profit or loss except for differences arising on available-for-sale non-monetary financial assets, for example equity shares, which are recognised in other comprehensive income unless the asset is the hedged item in a fair value hedge.

Assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into sterling at foreign exchange rates ruling at the balance sheet date. Income and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognised in other comprehensive income.  The amount accumulated in equity is reclassified from equity to profit or loss on disposal or partial disposal of a foreign operation.

11. Leases
As lessor
Contracts with customers to lease assets are classified as finance leases if they transfer substantially all the risks and rewards of ownership of the asset to the customer; all other contracts with customers to lease assets are classified as operating leases.

Finance lease receivables are included in the balance sheet, within Loans and advances to banks and Loans and advances to customers, at the amount of the net investment in the lease being the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to give a constant periodic rate of return before tax on the net investment and included in Interest receivable. Unguaranteed residual values are subject to regular review; if there is a reduction in their value, income allocation is revised and any reduction in respect of amounts accrued is recognised immediately.

Rental income from operating leases is recognised in income on a straight-line basis over the lease term unless another systematic basis better represents the time pattern of the asset’s use. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives (see Accounting policy 7).  Operating lease rentals receivable are included in Other operating income.

As lessee
The Group’s contracts to lease assets are principally operating leases. Operating lease rental expense is included in Premises and equipment costs and recognised as an expense on a straight-line basis over the lease term unless another systematic basis better represents the benefit to the Group.

12. Insurance
General insurance
General insurance comprises short-duration contracts where the Group (the insurer) has accepted significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. Due to the nature of the products sold - predominantly property and motor - the insurance protection is provided on an even basis throughout the term of the policy.  Consequently, written premiums are recognised over the period of the policy. Insurance premiums exclude insurance premium tax. Unearned premiums represent the proportion of the net premiums that relate to periods of insurance after the balance sheet date and are calculated over the period of exposure under the policy, on a daily or 24th's basis, or allowing for the estimated incidence of exposure under policies which are longer than twelve months. Provision is made where necessary for the estimated amount of claims over and above unearned premiums including that in respect of future written business on discontinued lines under the run-off of delegated underwriting authority arrangements. The provision is designed to meet future claims and related expenses and is calculated across related classes of business on the basis of a separate carry forward of deferred acquisition expenses after making allowance for investment income.

Acquisition expenses relating to new and renewed business for all classes of general insurance business are expensed over the period during which the premiums are earned. The principal acquisition costs so deferred are commissions payable, and costs associated with the telesales and underwriting staff.  Claims and the related reinsurance are recognised in the accounting period in which the loss occurs. The Group cedes insurance risk in the normal course of business.  Reinsurance assets represent balances due from reinsurance companies.  Amounts recoverable from reinsurers are estimated on a basis consistent with the outstanding claims provision or settled claims associated with the reinsurer's policies and are in accordance with the related reinsurance contract.  Reinsurance assets are reviewed for impairment at each reporting date or more frequently when an indication of impairment arises during the reporting year. Provision is made for the cost of settling outstanding claims at the balance sheet date, including claims estimated to have been incurred but not yet reported at that date, and claims handling expenses. Provisions are only discounted where claims, principally motor, either have been or are expected to be settled by periodical payments. Related reinsurance receivables are recognised on the same basis and at the same time.

Accounting policies continued

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

If the Group has a contract that is onerous, it recognises the present obligation under the contract as a provision. An onerous contract is one where the unavoidable costs of meeting the Group’s contractual obligations exceed the expected economic benefits. When the Group vacates a leasehold property, a provision is recognised for the costs under the lease less any expected economic benefits (such as rental income).

Contingent liabilities are possible obligations arising from past events, whose existence will be confirmed only by uncertain future events, or present obligations arising from past events that are not recognised because either an outflow of economic benefits is not probable or the amount of the obligation cannot be reliably measured. Contingent liabilities are not recognised but information about them is disclosed unless the possibility of any outflow of economic benefits in settlement is remote.

14. Tax
Income tax expense or income, comprising current tax and deferred tax, is recorded in the income statement except income tax on items recognised outside profit or loss which is credited or charged to other comprehensive income or to equity as appropriate.

Current tax is income tax payable or recoverable in respect of the taxable profit or loss for the year arising in income or in equity.  Provision is made for current tax at rates enacted or substantively enacted at the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable in respect of temporary differences between the carrying amount of an asset or liability for accounting purposes and its carrying amount for tax purposes.  Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that they will be recovered.  Deferred tax is not recognised on temporary differences that arise from initial recognition of an asset or a liability in a transaction (other than a business combination) that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is calculated using tax rates expected to apply in the periods when the assets will be realised or the liabilities settled, based on tax rates and laws enacted, or substantively enacted, at the balance sheet date.

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to offset and where they relate to income taxes levied by the same taxation authority either on an individual Group company or on Group companies in the same tax group that intend, in future periods, to settle current tax liabilities and assets on a net basis or on a gross basis simultaneously.

15. Financial assets
On initial recognition, financial assets are classified into held-to-maturity investments; held-for-trading; designated as at fair value through profit or loss; loans and receivables; or available-for-sale financial assets.  Regular way purchases of financial assets classified as loans and receivables are recognised on settlement date; all other regular way transactions in financial assets are recognised on trade date.

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

In 2009, financial assets designated as at fair value through profit or loss included policyholders' assets underpinning insurance and investment contracts issued by the Group's life assurance businesses.  Fair value designation significantly reduces the measurement inconsistency that would arise if these assets were classified as available-for-sale.

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

Available-for-sale financial assets - financial assets that are not classified as held-to-maturity; held-for-trading; designated as at fair value through profit or loss; or loans and receivables are classified as available-for-sale. Financial assets can be designated as available-for-sale on initial recognition. Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as available-for-sale financial assets. Impairment losses and exchange differences resulting from retranslating the amortised cost of foreign currency monetary available-for-sale financial assets are recognised in profit or loss together with interest calculated using the effective interest method (see Accounting policy 3) as are gains and losses attributable to the hedged risk on available-for-sale financial assets that are hedged items in fair value hedges (see Accounting policy 24). Other changes in the fair value of available-for-sale financial assets and any related tax are reported in other comprehensive income until disposal, when the cumulative gain or loss is reclassified from equity to profit or loss.

Reclassifications - held-for-trading and available-for-sale financial assets that meet the definition of loans and receivables (non-derivative financial assets with fixed or determinable payments that are not quoted in an active market) may be reclassified to loans and receivables if the Group has the intention and ability to hold the financial asset for the foreseeable future or until maturity. The Group typically regards the foreseeable future as twelve months from the date of reclassification. Additionally, held-for-trading financial assets that do not meet the definition of loans and receivables may, in rare circumstances, be transferred to available-for-sale financial assets or to held-to-maturity investments. Reclassifications are made at fair value. This fair value becomes the asset's new cost or amortised cost as appropriate. Gains and losses recognised up to the date of reclassification are not reversed.

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

Where, in the course of the orderly realisation of a loan, it is exchanged for equity shares or property, the exchange is accounted for as the sale of the loan and the acquisition of equity securities or investment property. Where the Group’s interest in equity shares following the exchange is such that the Group controls an entity, that entity is consolidated.

Accounting policies continued

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

Impaired loans and receivables are written off, i.e. the impairment provision is applied in writing down the loan's carrying value partially or in full, when the Group concludes that there is no longer any realistic prospect of recovery of part or all of the loan. For portfolios that are collectively assessed for impairment, the timing of write off principally reflects historic recovery experience for each portfolio. For loans that are individually assessed for impairment, the timing of write off is determined on a case-by-case basis. Such loans are reviewed regularly and write offs will be prompted by bankruptcy, insolvency, restructuring and similar events. Most debt is written off within five years of the recognition of the initial impairment. It is not the Group’s usual practice to write-off all or part of the asset at the time an impairment loss is recognised; it may however, take place in rare circumstances. Amounts recovered after a loan has been written off are credited to the loan impairment charge for the period in which they are received.

Financial assets carried at fair value - when a decline in the fair value of a financial asset classified as available-for-sale has been recognised directly in other comprehensive income and there is objective evidence that it is impaired, the cumulative loss is reclassified from equity to profit or loss. The loss is measured as the difference between the amortised cost of the financial asset and its current fair value. Impairment losses on available-for-sale equity instruments are not reversed through profit or loss, but those on available-for-sale debt instruments are reversed, if there is an increase in fair value that is objectively related to a subsequent event.

17. Financial liabilities
On initial recognition, financial liabilities are classified into held-for-trading; designated as at fair value through profit or loss; or amortised cost.  Issues of financial liabilities measured at amortised cost are recognised on settlement date; all other regular way transactions in financial liabilities are recognised on trade date.

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

Financial liabilities designated as at fair value through profit or loss include structured liabilities issued by the Group: designation significantly reduces the measurement inconsistency between these liabilities and the related derivatives carried at fair value; and in 2009 investment contracts issued by the Group's life assurance businesses: fair value designation significantly reduces the measurement inconsistency that would arise if these liabilities were measured at amortised cost.

Amortised cost - all other financial liabilities are measured at amortised cost using the effective interest method (see Accounting policy 3).

Fair value for a net open position in a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument issued. Fair values for financial liabilities not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial liabilities.

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

20. Derecognition
A financial asset is derecognised when the contractual right to receive cash flows from the asset has expired or when it has been transferred and the transfer qualifies for derecognition. A transfer requires that the Group either (a) transfers the contractual rights to receive the asset's cash flows; or (b) retains the right to the asset's cash flows but assumes a contractual obligation to pay those cash flows to a third party. After a transfer, the Group assesses the extent to which it has retained the risks and rewards of ownership of the transferred asset. The asset remains on the balance sheet if substantially all the risks and rewards have been retained. It is derecognised if substantially all the risks and rewards have been transferred. If substantially all the risks and rewards have been neither retained nor transferred, the Group assesses whether or not it has retained control of the asset. If it has not retained control, the asset is derecognised. Where the Group has retained control of the asset, it continues to recognise the asset to the extent of its continuing involvement.

A financial liability is removed from the balance sheet when the obligation is discharged, or cancelled, or expires. On the redemption or settlement of debt securities (including subordinated liabilities) issued by the Group, the Group derecognises the debt instrument and records a gain or loss being the difference between the debt's carrying amount and the cost of redemption or settlement. The same treatment applies where the debt is exchanged for a new debt issue that has terms substantially different from those of the existing debt. The assessment of whether the terms of the new debt instrument are substantially different takes into account qualitative and quantitative characteristics including a comparison of the present value of the cash flows under the new terms with present value of the remaining cash flows of the original debt issue discounted at the effective interest rate of the original debt issue.

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

22. Netting
Financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, the Group currently has a legally enforceable right to set off the recognised amounts and it intends either to settle on a net basis or to realise the asset and settle the liability simultaneously. The Group is party to a number of arrangements, including master netting agreements, that give it the right to offset financial assets and financial liabilities but where it does not intend to settle the amounts net or simultaneously and therefore the assets and liabilities concerned are presented gross.

23. Capital instruments
The Group classifies a financial instrument that it issues as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms and as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial assets, financial liabilities or equity as appropriate.

Incremental costs that are directly attributable to an equity transaction are deducted from equity net of any related tax.

The consideration for any ordinary shares of the company purchased by the Group (treasury shares) is deducted from equity.  On the cancellation of treasury shares their nominal value is removed from equity and any excess of consideration over nominal value is treated in accordance with the capital maintenance provisions of the Companies Act.  On the sale or reissue of treasury shares the consideration received is credited to equity, net of any directly attributable incremental costs and related tax.

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

Gains and losses arising from changes in the fair value of derivatives that are not the hedging instrument in a qualifying hedge are recognised as they arise in profit or loss.   Gains and losses are recorded in Income from trading activities except for gains and losses on those derivatives that are managed together with financial instruments designated at fair value; these gains and losses are included in Other operating income.

Accounting policies continued

The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a highly probable forecast transaction (cash flow hedges); and hedges of the net investment in a foreign operation.

Hedge relationships are formally designated and documented at inception. The documentation identifies the hedged item and the hedging instrument and details the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. If the hedge is not highly effective in offsetting changes in fair values or cash flows attributable to the hedged risk, consistent with the documented risk management strategy, hedge accounting is discontinued.  Hedge accounting is also discontinued if the Group revokes the designation of a hedge relationship.

Fair value hedge - in a fair value hedge, the gain or loss on the hedging instrument is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk is recognised in profit or loss and, where the hedged item is measured at amortised cost, adjusts the carrying amount of the hedged item. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; or if the hedging instrument expires or is sold, terminated or exercised; or if hedge designation is revoked. If the hedged item is one for which the effective interest rate method is used, any cumulative adjustment is amortised to profit or loss over the life of the hedged item using a recalculated effective interest rate.

Cash flow hedge - in a cash flow hedge, the effective portion of the gain or loss on the hedging instrument is recognised in other comprehensive income and the ineffective portion in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity to profit or loss in the same periods in which the hedged forecast cash flows affect profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuance of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss in equity is recognised in profit or loss when the hedged cash flows occur or, if the forecast transaction results in the recognition of a financial asset or financial liability, when the hedged forecast cash flows affect profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss in equity is recognised in profit or loss immediately.

Hedge of net investment in a foreign operation - in the hedge of a net investment in a foreign operation, the portion of foreign exchange differences arising on the hedging instrument determined to be an effective hedge is recognised in other comprehensive income. Any ineffective portion is recognised in profit or loss. Non-derivative financial liabilities as well as derivatives may be the hedging instrument in a net investment hedge.  On disposal or partial disposal of a foreign operation, the amount accumulated in equity is reclassified from equity to profit or loss.

25. Share-based compensation
The Group operates a number of share-based compensation schemes under which it awards RBSG shares and share options to its employees.  Such awards are generally subject to vesting conditions: conditions that vary the amount of cash or shares to which an employee is entitled.  Vesting conditions include service conditions (requiring the employee to complete a specified period of service) and performance conditions (requiring the employee to complete a specified period of service and specified performance targets to be met).  Other conditions to which an award is subject are non-vesting conditions (such as a requirement to save throughout the vesting period).

The cost of employee services received in exchange for an award of shares or share options granted is measured by reference to the fair value of the shares or share options on the date the award is granted and takes into account non-vesting conditions and market performance conditions (conditions related to the market price of RBSG shares): an award is treated as vesting irrespective of whether any market performance condition or non-vesting condition is met.  The fair value of options granted is estimated using valuation techniques which incorporate exercise price, term, risk-free interest rates, the current share price and its expected volatility.  The cost is expensed on a straight-line basis over the vesting period (the period during which all the specified vesting conditions must be satisfied) with a corresponding increase in equity in an equity-settled award, or a corresponding liability in a cash-settled award.  The cost is adjusted for vesting conditions (other than market performance conditions) so as to reflect the number of shares or share options that actually vest.

If an award is modified, the original cost continues to be recognised as if there had been no modification.  Where modification increases the fair value of the award, this increase is recognised as an expense over the modified vesting period.  A new award of shares or share options is treated as the modification of a cancelled award if, on the date the new award is granted, the Group identifies them as replacing the cancelled award.  The cancellation of an award through failure to meet non-vesting conditions triggers an immediate expense for any unrecognised element of the cost of an award.

26. Cash and cash equivalents
In the cash flow statement, cash and cash equivalents comprises cash and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

Critical accounting policies and key sources of estimation uncertainty
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. UK company law and IFRS require the directors, in preparing the Group's financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. In the absence of an applicable standard or interpretation, IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, requires management to develop and apply an accounting policy that results in relevant and reliable information in the light of the requirements and guidance in IFRS dealing with similar and related issues and the IASB's ‘Framework for the Preparation and Presentation of Financial Statements’. The judgements and assumptions involved in the Group's accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by the Group would affect its reported results.

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

At 31 December 2011, loans and advances to customers classified as loans and receivables totalled £427,805 million (2010 - £482,710 million; 2009 - £671,037 million) and customer loan impairment provisions amounted to £19,760 million (2010 - £18,055 million; 2009 - £17,126 million).

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

Accounting policies continued

Pensions
The Group operates a number of defined benefit pension schemes as described in Note 4 on the accounts. The assets of the schemes are measured at their fair value at the balance sheet date. Scheme liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the scheme liabilities. These cash flows are discounted at the interest rate applicable to high-quality corporate bonds of the same currency and term as the liabilities. Any recognisable surplus or deficit of scheme assets over liabilities is recorded in the balance sheet as an asset (surplus) or liability (deficit).

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

A pension asset of £188 million and a liability of £2,239 million were recognised on the balance sheet at 31 December 2011 (2010 - asset  £105 million, liability £2,288 million; 2009 - asset £58 million, liability £2,963 million).

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

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. Fair value for a net open position in a financial instrument in an active market is the number of units of the instrument held times the current bid price (for financial assets) or offer price (for financial liabilities). In determining the fair value of derivative financial instruments gross long and short positions measured at current mid market prices are adjusted by bid-offer reserves calculated on a portfolio basis. Credit valuation adjustments are made when valuing derivative financial assets to incorporate counterparty credit risk. Adjustments are also made when valuing financial liabilities to reflect the Group’s own credit standing. Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. More details about the Group’s valuation methodologies and the sensitivity to reasonably possible alternative assumptions of the fair value of financial instruments valued using techniques where at least one significant input is unobservable are given in Note 11 on pages 304 to 320.

General insurance claims
The Group makes provision for the full cost of settling outstanding claims arising from its general insurance business at the balance sheet date, including claims estimated to have been incurred but not yet reported at that date and claims handling expenses. General insurance claims provisions amounted to £6,219 million at 31 December 2011 (2010 - £6,726 million; 2009 - £5,802 million).

Provisions are determined by management based on experience of claims settled and on statistical models which require certain assumptions to be made regarding the incidence, timing and amount of claims and any specific factors such as adverse weather conditions. Management use the work of internal and external actuaries to assess the level of gross and net outstanding claims provisions required to adopt a measurement basis of reserves which result in a provision in excess of actuarial best estimates.  In order to calculate the total provision required, the historical development of claims is analysed using statistical methodology to extrapolate, within acceptable probability parameters, the value of outstanding claims at the balance sheet date. Also included in the estimation of outstanding claims are other assumptions such as the inflationary factor used for bodily injury claims which is based on historical trends and, therefore, allows for some increase due to changes in common law and statute; and the incidence of periodical payment orders and the rate at which payments under them are discounted. Costs for both direct and indirect claims handling expenses are also included. Outward reinsurance recoveries are accounted for in the same accounting period as the direct claims to which they relate. The outstanding claims provision is based on information available to management and the eventual outcome may vary from the original assessment. Actual claims experience may differ from the historical pattern on which the estimate is based and the cost of settling individual claims may exceed that assumed.

Deferred tax
The Group makes provision for deferred tax on temporary differences where tax recognition occurs at a different time from accounting recognition. Deferred tax assets of £3,878 million were recognised as at 31 December 2011 (2010 - £6,373 million; 2009 - £7,039 million).

The Group has recognised deferred tax assets in respect of losses, principally in the UK, and temporary differences. Deferred tax assets are recognised in respect of unused tax losses to the extent that it is probable that there will be future taxable profits against which the losses can be utilised. Business projections prepared for impairment reviews (see Note 17) indicate that sufficient future taxable income will be available against which to offset these recognised deferred tax assets within six years (2010 - eight years). The Group's cumulative losses are principally attributable to the recent unparalleled market conditions. Deferred tax assets of £3,246 million (2010 - £2,008 million; 2009 - £2,163 million) have not been recognised in respect of tax losses carried forward in jurisdictions where doubt exists over the availability of future taxable profits.

Accounting developments
International Financial Reporting Standards
The IASB issued IFRS 9 ‘Financial Instruments’ in November 2009 simplifying the classification and measurement requirements in IAS 39 in respect of financial assets. The standard reduces the measurement categories for financial assets to two: fair value and amortised cost. A financial asset is classified on the basis of the entity's business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. Only assets with contractual terms that give rise to cash flows on specified dates that are solely payments of principal and interest on principal and which are held within a business model whose objective is to hold assets in order to collect contractual cash flows are classified as amortised cost. All other financial assets are measured at fair value. Changes in the value of financial assets measured at fair value are generally taken to profit or loss.

In October 2010, IFRS 9 was updated to include requirements in respect of the classification and measurement of liabilities. These do not differ markedly from those in IAS 39 except for the treatment of changes in the fair value of financial liabilities that are designated as at fair value through profit or loss attributable to own credit; these must be presented in other comprehensive income.

In December 2010, the IASB issued amendments to IFRS 9 and to IFRS 7 ‘Financial Instruments: Disclosures’ delaying the effective date of IFRS 9 to annual periods beginning on or after 1 January 2015 and introducing revised transitional arrangements including additional transition disclosures.  If an entity implements IFRS 9 in 2012 the amendments permit it either to restate comparative periods or to provide the additional disclosures.  The additional transition disclosures must be given if implementation takes place after 2012.

IFRS 9 makes major changes to the framework for the classification and measurement of financial instruments and will have a significant effect on the Group's financial statements. The Group is assessing the effect of IFRS 9 which will depend on the outcome of the other phases of the IASB's IAS 39 replacement project and on the outcome the IASB’s tentative decision at its December 2011 meeting to reconsider the following topics:

•	additional application guidance to clarify how the instrument characteristics test was intended to be applied.

•	bifurcation of financial assets, after considering any additional guidance for the instrument characteristics test.

•	expanded use of other comprehensive income or a third business model for some debt instruments.

‘Disclosures - Transfers of Financial Assets (Amendments to IFRS 7)’ was published by the IASB in October 2010.  This replaces IFRS 7’s existing derecognition disclosure requirements with disclosures about (a) transferred assets that are not derecognised in their entirety and (b) transferred assets that are derecognised in their entirety but where an entity has continuing involvement in the transferred asset.  The amendments are effective for annual periods beginning on or after 1 July 2011.

Accounting policies continued

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

In May 2011, the IASB issued six new or revised standards:

IFRS 10 ‘Consolidated Financial Statements’ which replaces SIC-12 ‘Consolidation - Special Purpose Entities’ and the consolidation elements of the existing IAS 27 ‘Consolidated and Separate Financial Statements’.  The new standard adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity to generate returns for the reporting entity.

IAS 27 ‘Separate Financial Statements’ which comprises those parts of the existing IAS 27 that dealt with separate financial statements.

IFRS 11 ‘Joint Arrangements’, which supersedes IAS 31’ Interests in Joint Ventures’, distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor’s consolidated accounts using the equity method.

IAS 28 ‘Investments in Associates and Joint Ventures’ covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged.

IFRS 12 ‘Disclosure of Interests in Other Entities’ covers disclosures for entities reporting under IFRS 10 and IFRS 11 replacing those in IAS 28 and IAS 27. Entities are required to disclose information that helps financial statement readers evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries, in associates and joint arrangements and in unconsolidated structured entities.

IFRS 13 ‘Fair Value Measurement’ which sets out a single IFRS framework for defining and measuring fair value and requiring disclosures about fair value measurements.

The standards are effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. The Group is reviewing the standards to determine their effect on the Group’s financial reporting.

In June 2011, the IASB issued amendments to two standards:

Amendments to IAS 1 ‘Presentation of Items of Other Comprehensive Income’ require items that will never be recognised in profit or loss to be presented separately in other comprehensive income from those that are subject to subsequent reclassification. The amendments are effective for annual periods beginning on or after 1 July 2012. Earlier application is permitted.

Amendments IAS 19 ‘Employee Benefits’ require the immediate recognition of all actuarial gains and losses eliminating the ‘corridor approach’; interest cost to be calculated on the net pension liability or asset at the appropriate corporate bond rate; and all past service costs to be recognised immediately when a scheme is curtailed or amended.

These amendments are effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted.  The Group is reviewing the amendments to determine their effect on the Group’s financial reporting.

In December 2011, the IASB issued ’Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)’ and ‘Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)’. The amendment to IAS 32 adds application guidance on the meaning of ‘a legally enforceable right to set off’ and on simultaneous settlement.   IFRS 7 is amended to require disclosures facilitating comparisons between those entities reporting under IFRS and those reporting under US GAAP.  The amendments are effective for annual periods beginning on or after 1 January 2014 and are required to be applied retrospectively.

Notes on the consolidated accounts

1 Net interest income
	2011	2010	2009
	£m	£m	£m
Loans and advances to customers	17,969	18,889	21,356
Loans and advances to banks	697	591	830
Debt securities	2,744	3,296	4,125
Interest receivable	21,410	22,776	26,311

Customer accounts: demand deposits	1,147	1,228	970
Customer accounts: savings deposits	1,307	1,148	1,245
Customer accounts: other time deposits	1,075	1,345	2,546
Deposits by banks	982	1,333	2,898
Debt securities in issue	3,371	3,277	4,482
Subordinated liabilities	740	417	1,291
Internal funding of trading businesses	109	(181)	(509)
Interest payable	8,731	8,567	12,923

Net interest income	12,679	14,209	13,388

Notes on the consolidated accounts continued

2 Non-interest income (excluding insurance net premium income)
	2011	2010	2009
	£m	£m	£m
Fees and commissions receivable
Payment services	1,498	1,638	1,776
Credit and debit card fees	1,093	2,432	2,389
Lending (credit facilities)	1,707	1,863	2,433
Brokerage	631	652	450
Trade finance	410	423	370
Investment management	525	568	627
Other	520	617	693
	6,384	8,193	8,738

Fees and commissions payable
Banking	(962)	(1,892)	(2,351)
Insurance related	(498)	(319)	(439)
	(1,460)	(2,211)	(2,790)
Income from trading activities (1)
Foreign exchange	1,327	1,491	2,340
Interest rate	760	1,862	3,883
Credit	(15)	41	(4,147)
Equities	606	643	843
Commodities	3	390	784
Other	20	90	58
	2,701	4,517	3,761

Gain on redemption of own debt (2)	255	553	3,790

Other operating income (excluding insurance net premium income)
Operating lease and other rental income	1,307	1,394	1,323
Changes in the fair value of own debt designated as at fair value through profit or loss attributable to own credit (3)
- debt securities in issue	1,259	284	25
- subordinated liabilities	362	(35)	26
Changes in the fair value of securities and other financial assets and liabilities	150	(180)	42
Changes in the fair value of investment properties	(139)	(405)	(117)
Profit on sale of securities	882	496	162
Profit on sale of property, plant and equipment	22	50	40
Loss on sale of subsidiaries and associates	(28)	(107)	(144)
Life business (losses)/profits	(13)	90	156
Dividend income	62	69	78
Share of profits/(losses) of associated entities	26	70	(268)
Other income/(loss) (4)	232	(247)	(450)
	4,122	1,479	873

Notes:
(1)
The analysis of income from trading activities is based on how the business is organised and the underlying risks managed. Income from trading activities comprises gains and losses on financial instruments held for trading, both realised and unrealised, interest income and dividends and the related funding costs. The types of instruments include:
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
- Equities: equities, equity derivatives and related hedges and funding.
- Commodities: commodities, commodity contracts and related hedges and funding.
Includes £225 million (2010 - (£75) million; 2009 - £(193) million) in relation to changes in fair value in the credit risk premium payable by the Group on debt securities in issue classified as held-for-trading.

(2)
In June 2011, the Group redeemed certain mortgage backed debt securities in exchange for cash, resulting in gains totalling £255 million being credited to profit or loss. In a series of exchange and tender offers in April 2009 and May 2010, the Group redeemed certain subordinated debt securities and equity preference shares in exchange for cash or senior debt. Gains of £553 million and £3,790 million were credited to profit or loss in 2010 and 2009 respectively.  The exchanges involving instruments classified as liabilities all met the criteria in IFRS for treatment as the extinguishment of the original liability and the recognition of a new financial liability.

(3)	Measured as the change in fair value from movements in the year in the credit risk premium payable by the Group.
(4)	Includes income from activities other than banking and insurance.

3 Operating expenses
	2011	2010	2009
	£m	£m	£m
Wages, salaries and other staff costs	7,367	7,945	8,039
Bonus tax	27	99	208
Social security costs	640	661	675
Share-based compensation	197	397	329
Pension costs
- defined benefit schemes (see Note 4)	349	519	638
- curtailment gains (see Note 4)	—	(78)	(2,148)
- defined contribution schemes	98	128	104
Staff costs	8,678	9,671	7,845

Premises and equipment	2,451	2,402	2,594
Other administrative expenses	4,931	3,995	4,449

Property, plant and equipment (see Note 18)	1,267	1,428	1,427
Intangible assets (see Note 17)	608	722	739
Depreciation and amortisation	1,875	2,150	2,166

Write-down of goodwill and other intangible assets	91	10	363
	18,026	18,228	17,417

Bank levy
The Finance Act 2011 introduced an annual bank levy in the UK.  The levy is collected through the existing quarterly Corporation Tax collection mechanism starting with payment dates on or after 19 July 2011.

The levy is based on the total chargeable equity and liabilities as reported in the balance sheet at the end of a chargeable period. The first chargeable period for the Group was the year ended 31 December 2011. In determining the chargeable equity and liabilities the following amounts are excluded: adjusted Tier 1 capital; certain ‘protected deposits’ (for example those protected under the Financial Services Compensation Scheme); liabilities that arise from certain insurance business within banking groups; liabilities in respect of currency notes in circulation; Financial Services Compensation Scheme liabilities; liabilities representing segregated client money; and deferred tax liabilities, current tax liabilities, liabilities in respect of the levy, revaluation of property liabilities, liabilities representing the revaluation of business premises and defined benefit retirement liabilities. It is also permitted in specified circumstances to reduce certain liabilities: by netting them against certain assets; offsetting assets on the relevant balance sheets that would qualify as high quality liquid assets (in accordance with the FSA definition); and repo liabilities secured against sovereign and supranational debt.

The levy will be set at a rate of 0.088 per cent from 2012. Three different rates applied during 2011, these average to 0.075 per cent. Certain liabilities are subject to only a half rate, namely any deposits not otherwise excluded, (except for those from financial institutions and financial traders) and liabilities with a maturity greater than one year at the balance sheet date. The levy is not charged on the first £20 billion of chargeable liabilities. The cost of the levy to the Group for 2011 is £300 million (included in Other administrative expenses).  As the Group continues to target a reduction in wholesale funding, the cost should decline over time absent further rate increase.

Notes on the consolidated accounts continued

3 Operating expenses continued
Integration costs included in operating expenses comprise expenditure incurred in respect of cost reduction and revenue enhancement programmes connected with acquisitions made by the Group.

	2011	2010	2009
	£m	£m	£m
Staff costs	38	210	365
Premises and equipment	6	3	78
Other administrative expenses	51	143	398
Depreciation and amortisation	11	20	18
	106	376	859

Restructuring costs included in operating expenses comprise:
	2011	2010	2009
	£m	£m	£m
Staff costs	356	353	328
Premises and equipment	156	117	48
Other administrative expenses	276	104	51
	788	574	427

Divestment costs included in operating expenses comprise:
	2011	2010	2009
	£m	£m	£m
Staff costs	95	51	—
Premises and equipment	11	6	—
Other administrative expenses	59	25	—
	165	82	—

The average number of persons employed, rounded to the nearest hundred, in the continuing operations of the Group during the year, excluding temporary staff, was 144,300 (2010 - 157,000; 2009 - 170,000); on the same basis there were no people employed in discontinued operations (2010 - 12,400; 2009 - 27,600). The average number of temporary employees during 2011 was 12,000 (2010 - 11,400; 2009 - 10,000). The number of persons employed in the continuing operations of the Group at 31 December, excluding temporary staff, was as follows:

	2011	2010	2009
UK Retail	29,500	30,500	33,200
UK Corporate	13,300	13,000	12,600
Wealth	5,500	5,300	4,800
Global Transaction Services	2,400	2,400	3,200
Ulster Bank	4,400	4,400	4,600
US Retail & Commercial	16,000	16,500	16,400
Retail & Commercial	71,100	72,100	74,800
Global Banking & Markets	15,100	15,500	15,100
RBS Insurance	15,100	15,000	14,600
Central items	5,300	4,300	3,800
Core	106,600	106,900	108,300
Non-Core	4,100	6,400	13,700
	110,700	113,300	122,000
Business Services	31,300	31,900	36,900
Integration and restructuring	600	300	500
RFS Holdings minority interest	—	—	300
Total	142,600	145,500	159,700

UK	90,600	93,000	98,400
USA	23,100	23,900	25,600
Europe	10,900	10,800	12,600
Rest of the World	18,000	17,800	23,100
Total	142,600	145,500	159,700

There were no people employed in discontinued operations at 31 December 2011 (2010 - nil; 2009 - 24,800).

Share-based payments
As described in the Remuneration report on pages 232 to 253, the Group grants share-based awards to employees principally on the following bases:

Award plan	Eligible employees	Nature of award (1)	Vesting conditions (2)	Issue dates
Sharesave	UK, Republic of Ireland, Channel Islands, Gibraltar and Isle of Man	Option to buy shares under employee savings plan	Continuing employment or leavers in certain circumstances	2012 to 2019
Deferred performance awards	All	Awards of ordinary shares	Continuing employment or leavers in certain circumstances	2012 to 2014
Restricted share awards	Senior employees	Awards of conditional shares	Continuing employment or leavers in certain circumstances and/or achievement of performance conditions	2012 to 2014
Long-term incentives (3)	Senior employees	Awards of conditional shares or share options	Continuing employment or leavers in certain circumstances and/or achievement of performance conditions	2012 to 2019

Notes:
(1)	Awards are equity-settled unless international comparability is better served by cash-settled awards.
(2)	All awards have vesting conditions and therefore some may not vest.
(3)	Long-term incentives include the Executive Share Option Plan, the Long-Term Incentive Plan and the Medium-Term Performance Plan.
(4)	The strike price of options and the fair value on granting awards of fully paid shares is the average market price over the five trading days preceding grant date.

Sharesave
	2011		2010		2009
	Average exercise price £	Shares under option (million)	Average exercise price £	Shares under option (million)	Average exercise price £	Shares under option (million)
At 1 January	0.48	1,012	0.50	1,038	2.88	84
Granted	0.23	298	0.43	147	0.38	1,176
Exercised	0.38	(7)	0.38	(5)	—	—
Cancelled	0.41	(664)	0.45	(168)	0.77	(222)
At 31 December	0.34	639	0.48	1,012	0.50	1,038

Options are exercisable within six months of vesting; 3 million were exercisable at 31 December 2011 (2010 - 23 million; 2009 - 26 million). The weighted average share price at the date of exercise of options was 42p (2010 - 45p; 2009 - not applicable). At 31 December 2011, exercise prices ranged from 23p to 393p and the average contractual life was 3.7 years (2010 - 38p to 393p and 3.3 years; 2009 - 38p to 393p and 3.2 years). The fair value of options granted in 2011 was £43 million (2010 - £48 million; 2009 - £220 million).

Deferred performance awards
	2011		2010
	Value at grant £m	Shares awarded (million)	Value at grant £m	Shares awarded (million)
At 1 January	1,009	2,665	—	—
Granted	258	578	1,043	2,755
Forfeited	(47)	(125)	(34)	(90)
Vested	(464)	(1,205)	—	—
At 31 December	756	1,913	1,009	2,665

The awards granted in 2011 vest evenly over the following three anniversaries.

Restricted share awards
	2011		2010		2009
	Value at grant £m	Shares awarded (million)	Value at grant £m	Shares awarded (million)	Value at grant £m	Shares awarded (million)
At 1 January	110	335	117	325	48	31
Granted	—	—	26	55	94	309
Exercised	(6)	(26)	(6)	(15)	(16)	(5)
Lapsed	(4)	(10)	(27)	(30)	(9)	(10)
At 31 December	100	299	110	335	117	325

The market value of awards exercised in 2011 was £11 million (2010 - £6 million; 2009 - £2 million).

Notes on the consolidated accounts continued

3 Operating expenses continued
Long-term incentives
	2011			2010			2009
	Value at grant £m	Shares awarded (million)	Options over shares (million)	Value at grant £m	Shares awarded (million)	Options over shares (million)	Value at grant £m	Shares awarded (million)	Options over shares (million)
At 1 January	219	250	377	122	7	413	79	1	92
Granted	154	369	9	115	247	3	70	8	353
Exercised	(6)	(14)	—	—	—	(1)	—	—	—
Lapsed	(22)	(29)	(15)	(18)	(4)	(38)	(27)	(2)	(32)
At 31 December	345	576	371	219	250	377	122	7	413

The market value of awards exercised in 2011 was £5 million (2010 - less than £1 million; 2009 - nil). There are vested options over 48 million shares exercisable up to 2019 (2010 - 33 million shares up to 2020; 2009 - 33 million shares up to 2014).

At 31 December 2011, a provision of £3 million had been made in respect of 4 million share awards and 14 million options over shares that may be cash-settled (2010 - £6 million in respect of 3 million share awards and 16 million options over shares; 2009 - £6 million in respect of 3 million share awards and 16 million options over shares).

The fair value of options granted in 2011 was determined using a pricing model that included: expected volatility of shares determined at the grant date based on historic volatility over a period of up to seven years; expected option lives that equal the vesting period; no dividends on equity shares; and a risk-free interest rate determined from the UK gilt rates with terms matching the expected lives of the options.

Variable compensation awards
The following table analyses the Group and GBM variable compensation awards for 2011, which are 43% and 58% respectively lower than in 2010.

	Group			GBM
	2011 £m	2010 £m	Change %	2011 £m	2010 £m	Change %
Non-deferred cash awards (1)	72	89	(19)	10	18	(44)
Non-deferred share awards	35	54	(35)	23	43	(47)
Total non-deferred variable compensation	107	143	(25)	33	61	(46)
Deferred bonds awards	582	1,029	(43)	286	701	(59)
Deferred share awards	96	203	(53)	71	175	(59)
Total deferred variable compensation	678	1,232	(45)	357	876	(59)

Total variable compensation	785	1,375	(43)	390	937	(58)

Variable compensation as a % of core operating profit (2)	11%	16%		18%	22%
Proportion of variable compensation that is deferred	86%	90%		92%	93%

Total employees	146,800	148,500	(1)	17,000	18,700	(9)
Variable compensation per employee	£5,347	£9,260	(42)	£22,941	£50,114	(54)

Reconciliation of variable compensation awards to income statement charge	2011 £m	2010 £m
Variable compensation awarded for 2011	785	1,375
Less: deferral of charge for amounts awarded for current year	(302)	(512)
Add: current year charge for amounts deferred from prior years	502	383
Income statement charge for variable compensation	985	1,246

	Actual		Expected
Year in which income statement charge is expected to be taken for deferred variable compensation	2010 £m	2011 £m	2012 £m	2013 and beyond £m
Variable compensation deferred from 2009 and earlier	383	160	78	—
Variable compensation deferred from 2010	—	342	105	65
Variable compensation for 2011 deferred	—	—	225	77
	383	502	408	142

Notes:
(1)	Cash payments to all employees are limited to £2,000.
(2)	Core operating profit pre variable compensation expense and before one-off and other items.

4 Pensions
The Group sponsors a number of pension schemes in the UK and overseas, predominantly defined benefit schemes, whose assets are independent of the Group’s finances. The principal defined benefit scheme is The Royal Bank of Scotland Group Pension Fund (the “Main scheme”) which accounts for 85% (2010 - 84%; 2009 - 61%) of the Group’s retirement benefit obligations.

The Group’s defined benefit schemes generally provide a pension of one-sixtieth of final pensionable salary for each year of service prior to retirement up to a maximum of 40 years. Employees do not make contributions for basic pensions but may make voluntary contributions to secure additional benefits on a money-purchase basis. Since October 2006, the Main scheme has been closed to new entrants who have instead been offered membership of The Royal Bank of Scotland Retirement Savings Plan, a defined contribution pension scheme. Since 2009, pensionable salary increases in the Main scheme and certain other UK and Irish schemes have been limited to 2% per annum or CPI inflation if lower.

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

Interim valuations of the Group’s schemes under IAS 19 ‘Employee Benefits’ were prepared to 31 December with the support of independent actuaries, using the following assumptions:

	Main scheme			All schemes
Principal actuarial assumptions at 31 December (weighted average)	2011%	2010%	2009%	2011%	2010%	2009%
Discount rate	5.0	5.5	5.9	5.2	5.4	5.7
Expected return on plan assets	5.7	6.7	6.8	5.6	6.3	6.1
Rate of increase in salaries	1.8	1.8	1.8	2.0	2.0	2.0
Rate of increase in pensions in payment	3.0	3.3	3.5	2.9	3.0	3.0
Inflation assumption	3.0	3.3	3.5	3.0	3.2	3.0

	Main scheme			All schemes
Major classes of plan assets as a percentage of total plan assets	2011%	2010%	2009%	2011%	2010%	2009%
Quoted equities	20.9	25.9	38.9	23.3	28.2	36.2
Private equity	5.8	5.4	5.1	4.9	4.5	3.1
Index-linked bonds	26.1	27.0	23.7	24.3	24.1	15.2
Government fixed interest bonds	0.9	—	—	2.8	1.9	18.9
Corporate and other bonds	23.9	26.2	19.7	22.2	24.8	14.7
Hedge funds	2.5	3.2	3.6	2.4	3.5	3.1
Property	3.5	3.4	3.5	3.6	3.6	3.6
Derivatives	2.4	0.9	—	2.1	1.2	0.8
Cash and other assets	13.8	7.8	5.3	13.7	8.1	4.3
Equity exposure of equity futures	17.7	25.6	10.6	15.7	21.4	6.3
Cash exposure of equity futures	(17.5)	(25.4)	(10.4)	(15.0)	(21.3)	(6.2)
	100.0	100.0	100.0	100.0	100.0	100.0

The Main scheme, which represents 84% of plan assets at 31 December 2011 (2010 - 84%; 2009 - 59%), is invested in a diversified portfolio of quoted and private equity, government and corporate fixed-interest and index-linked bonds, and other assets including property and hedge funds.

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

Notes on the consolidated accounts continued

4 Pensions continued
The Main scheme’s holdings of derivative instruments are summarised in the table below:

	2011			2010			2009
	Notional amounts	Fair value		Notional amounts	Fair value		Notional amounts	Fair value
		Assets	Liabilities		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Inflation rate swaps	2,585	67	178	2,132	69	8	1,171	75	3
Interest rate swaps	15,149	2,232	1,864	10,727	270	110	4,893	46	114
Total return swaps	2,085	169	—	466	16	—	—	—	—
Currency swaps	2,861	116	117	(973)	—	1	—	—	—
Credit default swaps	238	6	—	—	—	—	—	—	—
Equity and bond futures	3,745	80	10	4,851	49	14	1,730	37	—
Currency forwards	2,078	8	—	4,883	35	91	2,908	58	70
Equity and bond call options	814	67	4	—	—	—	—	—	—
Equity and bond put options	665	11	—	—	—	—	—	—	—

The investment strategy of other schemes is similar to that of the Main scheme, adjusted to take account of the nature of liabilities, risk appetite of the trustees, size of the scheme and any local regulatory constraints. The use of derivative instruments outside of the Main scheme is not material.

Swaps are part of the management of the inflation and interest rate sensitivity of the Main scheme liabilities. They have been executed at prevailing market rates and within standard market bid/offer spreads. Substantially all swaps are with The Royal Bank of Scotland plc and National Westminster Bank Plc (the “banks”). At 31 December 2011, the gross notional value of the swaps was £22,918 million (2010 - £12,352 million; 2009 - £6,064 million) and had a positive fair value of £431 million (2010 - £236 million positive; 2009 - £4 million positive) to the scheme.

Collateral is required on all swap transactions with those between the banks and the Main scheme on terms that do not allow the banks to re-hypothecate. The banks had delivered £375 million of collateral at 31 December 2011 (2010 - delivered £210 million; 2009 - held £6 million).

Ordinary shares of the company with a fair value of £3 million (2010 - £9 million; 2009 - £4 million) are held by the Group's Main scheme which also holds other financial instruments issued by the Group with a value of £424 million (2010 - £264 million; 2009 - £192 million).

The expected return on plan assets at 31 December is based upon the weighted average of the following assumed returns on the major classes of plan assets, allowing for the net impact of derivatives on the risk and return profile:

	Main scheme			All schemes
	2011%	2010%	2009%	2011%	2010%	2009%
Quoted equities	7.7	7.7	8.0	7.7	7.5	7.8
Private equity	7.7	7.7	8.0	7.7	7.7	8.0
Index-linked bonds	3.1	4.2	4.5	3.1	4.0	4.5
Government fixed interest bonds	3.1	—	—	2.8	2.9	4.0
Corporate and other bonds	4.7	5.5	5.9	4.7	5.2	5.8
Hedge funds	6.0	6.0	6.2	6.0	5.3	4.3
Property	6.7	6.7	6.2	6.5	6.4	6.0
Cash and other assets	2.6	4.0	4.2	2.9	3.7	3.8
Equity exposure of equity futures	7.7	7.7	8.0	7.7	7.7	8.0
Cash exposure of equity futures	2.6	4.0	4.2	2.6	4.0	4.2
Total fund	5.7	6.7	6.8	5.6	6.3	6.1

Post-retirement mortality assumptions (Main scheme)	2011	2010	2009
Longevity at age 60 for current pensioners (years)
Males	27.3	27.2	27.1
Females	29.6	29.6	29.5

Longevity at age 60 for future pensioners currently aged 40 (years)
Males	29.3	29.3	29.2
Females	30.9	30.8	30.8

	Main scheme			All schemes
Changes in value of net pension deficit	Fair value of plan assets £m	Present value of defined benefit obligations £m	Net pension deficit £m	Fair value of plan assets £m	Present value of defined benefit obligations £m	Net pension deficit £m
At 1 January 2010	16,603	18,675	2,072	27,925	30,830	2,905
Currency translation and other adjustments	—	—	—	(206)	(206)	—
Income statement
Expected return	1,114		(1,114)	1,428		(1,428)
Interest cost		1,091	1,091		1,402	1,402
Current service cost		345	345		499	499
Past service cost		76	76		67	67
Gains on curtailments		—	—		(78)	(78)
	1,114	1,512	398	1,428	1,890	462
Statement of comprehensive income
- Actuarial gains and losses	1,718	1,674	(44)	1,797	1,639	(158)
Disposal of subsidiaries	—	—	—	(7,993)	(8,187)	(194)
Contributions by employer - regular	444	—	(444)	832	—	(832)
Contributions by plan participants and other scheme members	—	—	—	10	10	—
Benefits paid	(716)	(716)	—	(922)	(922)	—
Expenses included in service cost	(53)	(53)	—	(55)	(55)	—
At 1 January 2011	19,110	21,092	1,982	22,816	24,999	2,183
Currency translation and other adjustments	—	—	—	(30)	(33)	(3)
Income statement
Expected return	1,258		(1,258)	1,488		(1,488)
Interest cost		1,150	1,150		1,354	1,354
Current service cost		327	327		440	440
Past service cost		39	39		43	43
	1,258	1,516	258	1,488	1,837	349
Statement of comprehensive income
- Actuarial gains and losses	759	1,096	337	636	1,217	581
Contributions by employer	733	—	(733)	1,059	—	(1,059)
Contributions by plan participants and other scheme members	—	—	—	10	10	—
Benefits paid	(698)	(698)	—	(840)	(840)	—
Expenses included in service cost	(51)	(51)	—	(53)	(53)	—
At 31 December 2011	21,111	22,955	1,844	25,086	27,137	2,051

Net pension deficit comprises	2011 £m	2010 £m	2009 £m
Net assets of schemes in surplus (included in Prepayments, accrued income and other assets, Note 19)	(188)	(105)	(58)
Net liabilities of schemes in deficit	2,239	2,288	2,963
	2,051	2,183	2,905

Notes on the consolidated accounts continued

4 Pensions continued

The pension charge/(credit) to the income statement comprises:
	2011 £m	2010 £m	2009 £m
Continuing operations	349	441	(1,510)
Discontinued operations	—	21	21
	349	462	(1,489)

Curtailment gains of £78 million were recognised in 2010 arising from changes to pension benefits in a subsidiary’s scheme.

Following the legal separation of ABN AMRO Bank N.V. on 1 April 2010, ABN AMRO’s principal pension scheme in the Netherlands was transferred to the State of the Netherlands. At 31 December 2009, this scheme had fair value of plan assets of £8,118 million and present value of defined benefit obligations of £8,298 million. The principal actuarial assumptions at 31 December 2009 were: discount rate 5.25%; expected return on plan assets (weighted average) 5.25%; rate of increase in salaries 2.5%; rate of increase in pensions in payment 2.0%; and inflation assumption 2.0%.

The Group and the Trustees of the Main scheme agreed the funding valuation as at 31 March 2010 during the year. It showed that the value of liabilities exceed the value of assets by £3.5 billion as at 31 March 2010, a ratio of assets to liabilities of 84%. In order to eliminate this deficit, the Group will pay additional contributions each year over the period 2011 to 2018. These contributions started at £375 million per annum in 2011, increasing to £400 million per annum in 2013 and from 2016 onwards will be further increased in line with price inflation. These contributions are in addition to the regular annual contributions of around £300 million for future accrual benefits.

The Group expects to contribute a total of £843 million to its defined benefit pension schemes in 2012. Of the net liabilities of schemes in deficit, £163 million (2010 - £161 million; 2009 - £198 million) relates to unfunded schemes.

Cumulative net actuarial losses of £4,805 million (2010 - £4,224 million; 2009 - £4,382 million) have been recognised in the statement of comprehensive income, of which £3,589 million losses (2010 - £3,252 million losses; 2009 - £3,296 million gains) relate to the Main scheme.

	Main scheme					All schemes
History of defined benefit schemes	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Fair value of plan assets	21,111	19,110	16,603	14,804	18,575	25,086	22,816	27,925	25,756	27,662
Present value of defined benefit obligations	22,955	21,092	18,675	15,594	18,099	27,137	24,999	30,830	27,752	27,547
Net deficit/(surplus)	1,844	1,982	2,072	790	(476)	2,051	2,183	2,905	1,996	(115)

Experience (losses)/gains on plan liabilities	(208)	(858)	135	(55)	(256)	(200)	(882)	328	(65)	(210)
Experience gains/(losses) on plan assets	759	1,718	993	(4,784)	163	636	1,797	1,344	(6,051)	19
Actual return/(loss) on pension schemes assets	2,017	2,832	2,022	(3,513)	1,345	2,124	3,225	2,897	(4,186)	1,413
Actual return/(loss) on pension schemes assets - %	10.6%	17.2%	13.8%	(19.0%)	7.8%	9.3%	15.6%	11.4%	(14.5%)	6.9%

The table below sets out the sensitivities of the pension cost for the year and the present value of defined benefit obligations at 31 December to a change in the principal actuarial assumptions:

	Main scheme						All schemes
	Increase/(decrease)						Increase/(decrease)
	in pension cost for year			in obligation at 31 December			in pension cost for year			in obligation at 31 December
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
0.25% increase in the discount rate	(13)	(17)	(21)	(1,019)	(925)	(790)	(34)	(42)	(41)	(1,360)	(1,245)	(1,261)
0.25% increase in inflation	60	59	49	911	799	654	88	89	93	1,244	1,106	1,143
0.25% additional rate of increase in pensions in payment	39	37	33	618	527	442	45	43	47	691	599	596
0.25% additional rate of increase in deferred pensions	20	21	16	285	265	214	40	44	25	526	497	366
0.25% additional rate of increase in salaries	6	6	8	56	56	66	26	30	17	283	270	125
Longevity increase of 1 year	33	34	29	566	519	416	58	59	50	875	781	734

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

The analysis of auditors' remuneration is as follows:
	2011 £m	2010 £m
Fees payable for the audit of the Group’s annual accounts	4.0	4.0
Fees payable to the auditor and its associates for other services to the Group
- the audit of the company’s subsidiaries	24.6	26.0
- audit-related assurance services (1)	4.7	4.9
Total audit and audit-related assurance services fees	33.3	34.9

Taxation compliance services	0.1	0.3
Taxation advisory services	0.2	0.2
Other assurance services (2)	2.2	5.2
Corporate finance services (3)	1.7	0.8
Consulting services (4)	3.6	1.8
Total other services	7.8	8.3

Total	41.1	43.2

Notes:
(1)
Includes fees of £0.8 million (2010 - £1.2 million) in relation to reviews of interim financial information, £2.4 million (2010 - £2.0 million) in respect of reports to the Group’s regulators in the UK and overseas, £1.0 million (2010 - £0.9 million) in respect of internal controls assurance and £0.3 million (2010 - £0.7 million) in relation to non-statutory audit opinions.

(2)
Comprises fees of £0.1 million (2010 - £2.9 million) in respect of audit and assurance of financial information in connection with disposals by the Group and £2.1 million (2010 - £2.3 million) in respect of other assurance services.

(3)
Includes fees of £1.0 million (2010 - £0.8 million) in respect of work performed by the auditors as reporting accountants on debt and equity issuances undertaken by the Group, including securitisations, and £0.7 million (2010 - nil) in respect of reporting accountant services in connection with planned divestments by the Group.

(4)	Includes fees of £2.5 million (2010 - £0.3 million) for services provided in respect of US regulatory matters.

Notes on the consolidated accounts continued

6 Tax
	2011	2010	2009
	£m	£m	£m
Current tax
Charge for the year	(338)	(251)	(494)
Over provision in respect of prior periods	137	41	191
	(201)	(210)	(303)
Deferred tax
(Charge)/credit for the year	(1,108)	(738)	1,041
Over/(under) provision in respect of prior periods	59	314	(309)
Tax (charge)/credit for the year	(1,250)	(634)	429

The actual tax (charge)/credit differs from the expected tax credit computed by applying the standard rate of UK corporation tax of 26.5% (2010 and 2009 - 28%) as follows:

	2011	2010	2009
	£m	£m	£m
Expected tax credit	203	112	741
Sovereign debt impairment where no deferred tax asset recognised	(275)	—	—
Other losses in year where no deferred tax asset recognised	(530)	(450)	(780)
Foreign profits taxed at other rates	(417)	(517)	(276)
UK tax rate change - deferred tax impact (1)	(110)	(82)	—
Unrecognised timing differences	(20)	11	274
Non-deductible goodwill impairment	(24)	(3)	(102)
Items not allowed for tax
- losses on strategic disposals and write-downs	(72)	(311)	(152)
- UK bank levy	(80)	—	—
- employee share schemes	(113)	(32)	(29)
- other disallowable items	(271)	(296)	(327)
Non-taxable items
- gain on sale of Global Merchant Services	12	221	—
- gain on redemption of own debt	—	11	693
- other non-taxable items	245	341	410
Taxable foreign exchange movements	4	4	1
Losses brought forward and utilised	2	2	94
Adjustments in respect of prior years (2)	196	355	(118)
Actual tax (charge)/credit	(1,250)	(634)	429

Notes:
(1)
In the Budget on 22 June 2010, the UK Government proposed, amongst other things, to reduce Corporation Tax rates in four annual decrements of 1% with effect from 1 April 2011. An additional 1% decrement was announced by the UK Government in the Budget on 23 March 2011. The first decrement was enacted on 27 July 2010, the second on 29 March 2011 and the third on 5 July 2011.  Existing temporary differences may therefore unwind in periods subject to these reduced tax rates. Accordingly, the closing deferred tax assets and liabilities have been calculated at the rate of 25%.

(2)
Prior year tax adjustments include releases of tax provisions in respect of structured transactions and investment disposals, and adjustments to reflect submitted tax computations in the UK and overseas.

7 Profit attributable to preference shareholders and paid-in equity holders
	2011 £m	2010 £m	2009 £m
Preference shareholders
Non-cumulative preference shares of US$0.01	—	105	342
Non-cumulative preference shares of €0.01	—	—	201
Non-cumulative preference shares of £1
- issued to UK Financial Investments Limited (1)	—	—	274
- other	—	—	61

Paid-in equity holders
Interest on securities classified as equity, net of tax	—	19	57
Total	—	124	935

Note:
(1)	Includes £50 million redemption premium on repayment of preference shares.

8 Ordinary dividends
The company did not pay an ordinary dividend in 2011, 2010 or 2009.

9 Earnings per ordinary and B share
Earnings per ordinary and B share have been calculated based on the following:
	2011 £m	2010 £m	2009 £m
Earnings
Loss attributable to ordinary and B shareholders	(1,997)	(1,125)	(3,607)
(Profit)/loss from discontinued operations attributable to ordinary and B shareholders	(5)	28	72
Gain on redemption of preference shares and paid-in equity	—	610	200
Loss from continuing operations attributable to ordinary and B shareholders	(2,002)	(487)	(3,335)

Weighted average number of shares (millions)
Ordinary shares in issue during the year	57,219	56,245	51,494
B shares in issue during the year	51,000	51,000	1,397
Weighted average number of ordinary and B shares in issue during the year	108,219	107,245	52,891

Notes on the consolidated accounts continued

10 Financial instruments - classification
The following tables show the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.

	Held-for- trading	Designated as at fair value through profit or loss	Hedging derivatives	Available- for-sale	Loans and receivables	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—		—	79,269				79,269
Loans and advances to banks
- reverse repos	34,659	—		—	4,781				39,440
- other (1)	20,317	—		—	23,553				43,870
Loans and advances to customers
- reverse repos	53,584	—		—	7,910				61,494
- other (2)	25,322	476		—	419,895		8,419		454,112
Debt securities	95,076	647		107,298	6,059				209,080
Equity shares	12,433	774		1,976					15,183
Settlement balances	—	—		—	7,771				7,771
Derivatives	521,935		7,683						529,618
Intangible assets								14,858	14,858
Property, plant and equipment								11,868	11,868
Deferred tax								3,878	3,878
Prepayments, accrued income and other assets	—	—		—	1,309			9,667	10,976
Assets of disposal groups								25,450	25,450
	763,326	1,897	7,683	109,274	550,547		8,419	65,721	1,506,867

Liabilities
Deposits by banks
- repos	23,342	—				16,349			39,691
- other (3)	34,172	—				34,941			69,113
Customer accounts
- repos	65,526	—				23,286			88,812
- other (4)	14,286	5,627				394,230			414,143
Debt securities in issue (5)	11,492	35,747				115,382			162,621
Settlement balances	—	—				7,477			7,477
Short positions	41,039	—							41,039
Derivatives	518,102		5,881						523,983
Accruals, deferred income and other liabilities						1,683	19	21,423	23,125
Retirement benefit liabilities	—	—						2,239	2,239
Deferred tax								1,945	1,945
Insurance liabilities								6,312	6,312
Subordinated liabilities	—	903				25,416			26,319
Liabilities of disposal groups								23,995	23,995
	707,959	42,277	5,881			618,764	19	55,914	1,430,814
Equity									76,053
									1,506,867
For the notes relating to this table refer to page 302.

Notes on the consolidated accounts continued

	Held-for- trading	Designated as at fair value through profit or loss	Hedging derivatives	Available- for-sale	Loans and receivables	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
2010	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—		—	57,014				57,014
Loans and advances to banks
- reverse repos	38,215	—		—	4,392				42,607
- other (1)	26,082	—		—	31,829				57,911
Loans and advances to customers
- reverse repos	41,110	—		—	11,402				52,512
- other (2)	19,903	1,100		—	471,308		10,437		502,748
Debt securities	98,869	402		111,130	7,079				217,480
Equity shares	19,186	1,013		1,999	—				22,198
Settlement balances	—	—		—	11,605				11,605
Derivatives	421,648		5,429		—				427,077
Intangible assets								14,448	14,448
Property, plant and equipment								16,543	16,543
Deferred tax								6,373	6,373
Prepayments, accrued income and other assets	—	—		—	1,306			11,270	12,576
Assets of disposal groups								12,484	12,484
	665,013	2,515	5,429	113,129	595,935		10,437	61,118	1,453,576

Liabilities
Deposits by banks
- repos	20,585	—				12,154			32,739
- other (3)	28,216	—				37,835			66,051
Customer accounts
- repos	53,031	—				29,063			82,094
- other (4)	14,357	4,824				409,418			428,599
Debt securities in issue (5)	7,730	43,488				167,154			218,372
Settlement balances	—	—				10,991			10,991
Short positions	43,118	—							43,118
Derivatives	419,103		4,864						423,967
Accruals, deferred income and other liabilities	—	—				1,793	458	20,838	23,089
Retirement benefit liabilities								2,288	2,288
Deferred tax								2,142	2,142
Insurance liabilities								6,794	6,794
Subordinated liabilities	—	1,129				25,924			27,053
Liabilities of disposal groups								9,428	9,428
	586,140	49,441	4,864			694,332	458	41,490	1,376,725
Equity									76,851
									1,453,576

For the notes relating to this table refer to page 302.

Notes on the consolidated accounts continued

10 Financial instruments - classification continued

	Held-for- trading	Designated as at fair value through profit or loss	Hedging derivatives	Available- for-sale	Loans and receivables	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
2009	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—		—	52,261				52,261
Loans and advances to banks
- reverse repos	26,886	—		—	8,211				35,097
- other (1)	18,563	—		—	38,093				56,656
Loans and advances to customers
- reverse repos	26,313	—		—	14,727				41,040
- other (2)	15,964	1,981		—	656,310		13,098		687,353
Debt securities	111,482	2,603		143,298	9,871				267,254
Equity shares	14,443	2,192		2,893	—				19,528
Settlement balances	—	—		—	12,033				12,033
Derivatives	436,857		4,597						441,454
Intangible assets								17,847	17,847
Property, plant and equipment								19,397	19,397
Deferred tax								7,039	7,039
Prepayments, accrued income and other assets	—	—		—	1,421			19,564	20,985
Assets of disposal groups								18,542	18,542
	650,508	6,776	4,597	146,191	792,927		13,098	82,389	1,696,486

Liabilities
Deposits by banks
- repos	20,962	—				17,044			38,006
- other (3)	32,647	—				71,491			104,138
Customer accounts
- repos	41,520	—				26,833			68,353
- other (4)	11,348	8,580				525,921			545,849
Debt securities in issue (5)	3,925	41,537				222,106			267,568
Settlement balances	—	—				10,413			10,413
Short positions	40,463	—							40,463
Derivatives	417,634		6,507						424,141
Accruals, deferred income and other liabilities	—	—				1,889	467	27,971	30,327
Retirement benefit liabilities								2,963	2,963
Deferred tax								2,811	2,811
Insurance liabilities								10,281	10,281
Subordinated liabilities	—	1,277				36,375			37,652
Liabilities of disposal groups								18,890	18,890
	568,499	51,394	6,507			912,072	467	62,916	1,601,855
Equity									94,631
									1,696,486

For the notes relating to this table refer to page 302.

Notes on the consolidated accounts continued

Amounts included in the consolidated income statement:
	2011 £m	2010 £m	2009 £m
Gains on financial assets/liabilities designated as at fair value through profit or loss	1,761	279	1,441
Gains/(losses) on disposal or settlement of loans and receivables	59	267	(573)

Notes:
(1)	Includes items in the course of collection from other banks of £1,470 million (2010 - £1,958 million; 2009 - £2,533 million).
(2)
The change in fair value of loans and advances to customers designated as at fair value through profit or loss attributable to changes in credit risk was a £31 million charge for the year and cumulatively a credit of £71 million (2010 - £20 million charge, cumulative £82 million credit; 2009 - £157 million credit, cumulative £140 million credit).

(3)	Includes items in the course of transmission to other banks of £506 million (2010 - £577 million; 2009 - £770 million).
(4)
The carrying amount of other customer accounts designated as at fair value through profit or loss is £166 million lower (2010 - £233 million lower; 2009 - £101 million lower) than the principal amount. No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial, measured as the change in fair value from movements in the period in the credit risk premium payable. The amounts include investment contracts with a carrying value of £38 million (2010 - £41 million; 2009 - £5,170 million).

(5)
Comprises bonds and medium term notes of £129,780 million (2010 - £154,282 million; 2009 - £164,900 million) and certificates of deposit and other commercial paper of £32,841 million (2010 - £64,090 million; 2009 - £102,668 million).

(6)
During 2009, the Group reclassified financial assets from the held-for-trading category into the loans and receivables category, and during 2008 from the held-for-trading and available-for-sale categories into the loans and receivables category and from the held-for-trading category into the available-for-sale category (see below).

Reclassification of financial instruments
The Group has reclassified financial assets from the held-for-trading (HFT) and available-for-sale (AFS) categories into the loans and receivables (LAR) category (as permitted by paragraph 50D of IAS 39 as amended) and from the held-for-trading category into the available-for-sale category (as permitted by paragraph 50B of IAS 39 as amended).

The tables below show the carrying value, fair value and the effect on profit or loss of reclassifications undertaken by the Group in 2008 and 2009. There were no reclassifications in 2010 or 2011.

			Amount recognised in income statement		Amount that would have been recognised had reclassification not occurred	(Increase)/ reduction in profit or loss as result of reclassification
	Carrying value	Fair value	Income	Impairment releases/ (losses)
2011	£m	£m	£m	£m	£m	£m
Reclassified from HFT to LAR
Loans	4,128	3,305	156	18	296	122
Debt securities	2,645	1,930	32	(7)	(284)	(309)
	6,773	5,235	188	11	12	(187)

Reclassified from HFT to AFS (1)
Debt securities	4,176	4,176	(84)	(61)	(20)	125
Equity securities	—	—	—	—	1	1
	4,176	4,176	(84)	(61)	(19)	126

Reclassified from AFS to LAR (2)
Debt securities	248	229	(11)	(13)	(24)	—
	11,197	9,640	93	(63)	(31)	(61)

Notes on the consolidated accounts continued

10 Financial instruments - classification continued

			Amount recognised in income statement		Amount that would have been recognised had reclassification not occurred	Reduction in profit or loss as result of reclassification
	Carrying value	Fair value	Income	Impairment (losses)/ releases
2010	£m	£m	£m	£m	£m	£m
Reclassified from HFT to LAR
Loans	5,378	4,428	234	(146)	491	403
Debt securities	3,530	3,121	48	(17)	424	393
	8,908	7,549	282	(163)	915	796

Reclassified from HFT to AFS (1)
Debt securities	6,446	6,446	441	53	765	271
Equity securities	1	1	29	—	38	9
	6,447	6,447	470	53	803	280

Reclassified from AFS to LAR (2)
Debt securities	422	380	(31)	(50)	(81)	—
	15,777	14,376	721	(160)	1,637	1,076

2009
Reclassified from HFT to LAR
Loans	7,876	6,371	208	(1,263)	161	1,216
Debt securities	5,057	4,273	(179)	(16)	294	489
	12,933	10,644	29	(1,279)	455	1,705

Reclassified from HFT to AFS (1)
Debt securities	7,601	7,601	442	(428)	1,293	1,279
Equity securities	28	28	(1)	—	—	1
	7,629	7,629	441	(428)	1,293	1,280

Reclassified from AFS to LAR (2)
Debt securities	869	745	21	—	21	—
	21,431	19,018	491	(1,707)	1,769	2,985

Notes:
(1)	The amount taken to AFS reserves was £152 million (2010 - £326 million; 2009 - £1,067 million).
(2)	The amount that would have been taken to AFS reserves if reclassification had not occurred is £24 million (2010 - £98 million; 2009 - £(73) million).

The following table provides information for reclassifications made in 2009.
						2009					2008
						Losses up to the date of reclassification			Amount that would have been recognised had reclassification not occurred	Reduction in profit or loss as result of reclassification	Losses recognised in the income statement in prior period
	2009 - on reclassification			31 December 2009			After reclassification
	Carrying value	Effective interest rate	Expected cash flows	Carrying value	Fair value		Income	Impairment losses
	£m	%	£m	£m	£m	£m	£m	£m	£m	£m	£m
Reclassified from HFT to LAR
Loans	1,740	5.9	2,640	887	924	(103)	(44)	(251)	(256)	39	(62)
Debt securities	255	5.5	349	190	188	(33)	—	—	(2)	(2)	(39)
	1,995		2,989	1,077	1,112	(136)	(44)	(251)	(258)	37	(101)

Notes on the consolidated accounts continued

11 Financial instruments - valuation
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

A key element of the control environment is the independent price verification (IPV) process. Valuations are first performed by the business which entered into the transaction. Such valuations may be directly from available prices, or may be derived using a model and variable model inputs. These valuations are reviewed, and if necessary amended, by a team independent of those trading the financial instruments, in light of available pricing evidence.

IPV variances are classified as hard, soft or indicative. A variance is hard where the independent information represents tradable or liquid prices and soft where it does not. Variances are classed as indicative where the independent evidence is so subjective or sparse that conclusions cannot be formed with a sufficient degree of confidence. Adjustments are required for all hard variances and for aggressive soft variances, with conservative and indicative variances not requiring automatic adjustment.

IPV is performed at a frequency to match the availability of independent data. For liquid instruments, the standard is to perform IPV daily. The minimum frequency of review in the Group is monthly for exposures in the regulatory trading book and six monthly for exposures in the regulatory banking book. Monthly meetings are held between the business and the support functions to discuss the results of the IPV and reserves process in detail. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds. The Global Pricing Unit (GPU) determines IPV policy, monitors adherence to that policy and performs additional independent reviews on highly subjective valuation issues for GBM and Non-Core.

During 2011, the Group made a significant and ongoing investment into enhancing its already robust control environment. This included continuing investment into a new global IPV and reserving tool, which partly automates the process of carrying out IPV and consolidation of reserves into a single central portal.

Valuation models are subject to a review process which requires different levels of model documentation, testing and review, depending on the complexity of the model and the size of the Group's exposure. A key element of the control environment for model use is a Modelled Product Review Committee, made up of valuations experts from several functions within the Group. This committee sets the policy for model documentation, testing and review, and prioritises models with significant exposure for review by the Group's Quantitative Research Centre (QuaRC). Potential valuation uncertainty is a key input in determining model review priorities at these meetings. The QuaRC team within Group Risk, which is independent of the trading businesses, assesses the appropriateness of the application of the model to the product, the mathematical robustness of the model, and where appropriate, considers alternative modelling approaches.

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

The Group Executive Valuation Committee discusses the issues escalated by the Modelled Product Review Committee, GBM and Non-Core senior management Valuations Control Committee and other relevant issues, including the APS credit derivative valuation. This committee covers key material and subjective valuation issues within the trading business and provides a ratification to the appropriateness of areas with high levels of residual valuation uncertainty. Committee members include the Group Finance Director, the Group Chief Accountant, Global Head of Market and Insurance Risk, GBM Chief Financial Officer and Non-Core Chief Financial Officer, and representation from front office trading and finance.

Valuation issues, adjustments and reserves are reported to GBM, Non-Core and Group Audit Committees. Key judgmental issues are described in reports submitted to these Audit Committees.

New products
The Group has formal review procedures owned by Group Operational Risk to ensure that new products, asset classes and risk types are appropriately reviewed to ensure, amongst other things, that valuation is appropriate. The scope of this process includes new business, markets, models, risks and structures.

Valuation hierarchy
There is a process to review and control the classification of financial instruments into the three level hierarchy established by IFRS 7. Some instruments may not easily fall into a level of the fair value hierarchy per IFRS 7 (see page 309) and judgment may be required as to which level the instrument is classified.

Initial classification of a financial instrument is carried out by the Business Unit Control team following the principles in IFRS. The Business Unit Control team base their judgment on information gathered during the IPV process for instruments which include the sourcing of independent prices and model inputs. The quality and completeness of the information gathered in the IPV process gives an indication as to the liquidity and valuation uncertainty of an instrument.

These initial classifications are challenged by GPU and are subject to senior management review. Particular attention is paid during the review processes upon instruments crossing from one level to another, new instrument classes or products, instruments that are generating significant profit and loss and instruments where valuation uncertainty is high.

Notes on the consolidated accounts continued

11 Financial instruments - valuation continued
Valuation techniques
The Group derives fair value of its instruments differently depending on whether the instrument is a non-modelled or a modelled product.

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

•
Price volatilities and correlations - volatility is a measure of the tendency of a price to change with time. Correlation measures the degree which two or more prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Volatility is a key input in valuing options and the valuation of certain products such as derivatives with more than one underlying variable that are correlation-dependent. Volatility and correlation values are obtained from broker quotations, pricing services or derived from option prices.

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

•
Recovery rates/loss given default - these are used as an input to valuation models and reserves for asset-backed securities and other credit products as an indicator of severity of losses on default. Recovery rates are primarily sourced from market data providers or inferred from observable credit spreads.

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

Notes on the consolidated accounts continued

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk. The following table shows the valuation reserves and adjustments.

	2011 £m	2010 £m	2009 £m
Credit valuation adjustments
Monoline insurers	1,198	2,443	3,796
Credit derivative product companies	1,034	490	499
Other counterparties	2,254	1,714	1,588
	4,486	4,647	5,883
Bid-offer, liquidity and other reserves	2,704	2,797	2,814
	7,190	7,444	8,697

Key points
•
The exposure to monolines reduced primarily due to the restructuring of some  exposures, partially offset by lower prices of underlying reference instruments. The credit valuation adjustments decreased due to the reduction in exposure partially offset by wider credit spreads.

•
The exposure to credit derivative product companies has increased, primarily driven by wider credit spreads of the underlying reference loans and bonds. The credit valuation adjustments increased in line with the increase in exposure.

Credit valuation adjustments (CVA)
Credit valuation adjustments represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures.

Monoline insurers
The Group has purchased protection from monoline insurers (“monolines”), mainly against specific Asset-backed securities. Monolines specialise in providing credit protection against the principal and interest cash flows due to the holders of debt instruments in the event of default by the debt instrument counterparty. This protection is typically held in the form of derivatives such as credit default swaps (CDSs) referencing underlying exposures held directly or synthetically by the Group.

The gross mark-to-market of the monoline protection depends on the value of the instruments against which protection has been bought. A positive fair value, or a valuation gain, in the protection is recognised if the fair value of the instrument it references decreases. For the majority of trades the gross mark-to-market of the monoline protection is determined directly from the fair value price of the underlying reference instrument However, for the remainder of the trades the gross mark-to-market is determined using industry standard models.

The methodology employed to calculate the monoline CVA uses market implied probability of defaults and internally assessed recovery levels to determine the level of expected loss on monoline exposures of different maturities. The probability of default is calculated with reference to market observable credit spreads and recovery levels. CVA is calculated at a trade level by applying the expected loss corresponding to each trade’s expected maturity, to the gross mark-to-market of the monoline protection. The expected maturity of each trade reflects the scheduled notional amortisation of the underlying reference instruments and whether payments due from the monoline are received at the point of default or over the life of the underlying reference instruments.

Credit derivative product companies (CDPC)
A CDPC is a company that sells protection on credit derivatives. CDPCs are similar to monoline insurers however, they are not regulated as insurers.

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

The Group has predominantly traded senior tranches with CDPCs, the average attachment and detachment points are 13% and 47% respectively (2010 - 13% and 49%; 2009 - 15% and 51%), and the majority of the loans and bonds in the reference portfolios are investment grade.

The gross mark-to-market of the CDPC protection is determined using industry standard models. The methodology employed to calculate the CDPC CVA is different to that outlined above for monolines, as there are no market observable credit spreads and recovery levels for these entities. The level of expected loss on CDPC exposures is estimated with reference to recent market events impacting CDPCs (including communication activity); risk mitigation strategies (including analysing the underlying trades and the cost of hedging expected default losses in excess of the available capital); and the total notional of trades transacted by each CDPC together with the level of resources available to settle default payments.

.

Notes on the consolidated accounts continued

11 Financial instruments - valuation continued
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

Bid-offer, liquidity and other reserves
Fair value positions are adjusted to bid or offer levels, by marking individual cash based positions directly to bid or offer or by taking bid-offer reserves calculated on a portfolio basis for derivatives exposures. The bid-offer approach is based on current market spreads and standard market bucketing of risk.

Risk data are used as the primary sources of information within bid-offer calculations and are aggregated when they are more granular than market standard buckets. Bid-offer adjustments for each risk factor (including delta (the degree to which the price of an instrument changes in response to a change in the price of the underlying), vega (the degree to which the price of an instrument changes in response to the volatility in the price of the underlying), correlation (the degree to which prices of different instruments move together) and others) are determined by aggregating similar risk exposures arising on different products. Additional basis bid-offer reserves are taken where these are charged in the market. Risk associated with non-identical underlying exposures is not netted down unless there is evidence that the cost of closing the combined risk exposure is less than the cost of closing on an individual basis.

Bid-offer spreads vary by maturity and risk type to reflect different spreads in the market. For positions where there is no observable quote, the bid-offer spreads are widened in comparison to proxies to reflect reduced liquidity or observability. Bid-offer methodologies also incorporate liquidity triggers whereby wider spreads are applied to risks above pre-defined thresholds.

Netting is applied on a portfolio basis to reflect the level at which the Group believes it could exit the portfolio, rather than the sum of exit costs for each of the portfolio’s individual trades.  For example, netting is applied where long and short risk in two different maturity buckets can be closed out in a single market transaction at less cost than by way of two separate transactions (calendar netting).  This reflects the fact that to close down the portfolio, the net risk can be settled rather than each long and short trade individually.

Vanilla risk on exotic products is typically reserved as part of the overall portfolio based calculation e.g. delta and vega risk on exotic products are included within the delta and vega bid-offer calculations. Aggregation of risk arising from different models is in line with the Group's risk management practices; the model review control process considers the appropriateness of model selection in this respect.

Product related risks such as correlation risk, attract specific bid-offer reserves. Additional reserves are provided for exotic products to ensure overall reserves match market close-out costs. These market close-out costs inherently incorporate risk decay and cross-effects (taking into account how moves in one risk factor may affect other inputs rather than treating all risk factors independently) that are unlikely to be adequately reflected in a static hedge based on vanilla instruments.  Where there is limited bid-offer information for a product, the pricing approach and risk management strategy are taken into account when assessing the reserve.

Amounts deferred on initial recognition
On initial recognition of financial assets and liabilities valued using valuation techniques incorporating information other than observable market data, any difference between the transaction price and that derived from the valuation technique is deferred. Such amounts are recognised in profit or loss over the life of the transaction; when market data becomes observable; or when the transaction matures or is closed out as appropriate. At 31 December 2011, net gains of £161 million (2010 - £167 million; 2009 - £204 million) were carried forward. During the year, net gains of £89 million (2010 - £62 million; 2009 - £127 million) were deferred and £95 million (2010 - £99 million; 2009 - £25 million) recognised in the income statement.

Notes on the consolidated accounts continued

Own credit
The Group takes into account the effect of its own credit standing when valuing financial liabilities recorded at fair value in accordance with IFRS. Own credit spread adjustments are made to issued debt held at fair value, including issued structured notes, and derivatives. An own credit adjustment is applied to positions where it is believed that counterparties would consider the Group's creditworthiness when pricing trades.

For issued debt and structured notes this adjustment is based on debt issuance spreads above average inter-bank rates (at a range of tenors). At the beginning of the year the spreads were based on levels which the market would demand when purchasing new senior or sub-debt issuances from the Group. During the year, primary debt issuance activity in the market reduced whilst liquidity remained in the secondary trading of Group senior debt. These secondary senior debt issuance spreads were considered to provide a more accurate reflection of fair value and these levels are therefore now used in the calculation of the own credit adjustment applied to senior debt. Where necessary, these quotes are interpolated using a curve shape derived from credit default swap prices.

The fair value of the Group's derivative financial liabilities has also been adjusted to reflect the Group's own credit risk. The adjustment takes into account collateral posted by it and the effects of master netting agreements.

The own credit adjustment for fair value does not alter cash flows, is not used for performance management, is disregarded for regulatory capital reporting processes and will reverse over time as the liabilities mature.

The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by conversion of underlying currency balances at spot rates for each period whereas the income statement includes intra-period foreign exchange sell-offs.

The effect of change in credit spreads could be reversed in future periods, provided the liability is not repaid at a premium or a discount.

The following table shows own credit adjustments on own liabilities.

	Debt securities in issue (1)			Subordinated liabilities DFV (2) £m	Total £m	Derivatives £m	Total £m
Cumulative own credit adjustment	HFT £m	DFV (2) £m	Total £m
2011	882	2,647	3,529	679	4,208	602	4,810
2010	517	1,574	2,091	325	2,416	534	2,950
2009	548	1,309	1,857	474	2,331	467	2,798

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn
2011	11.5	35.7	47.2	0.9	48.1
2010	7.7	43.5	51.2	1.1	52.3
2009	4.0	41.5	45.5	1.3	46.8

Notes:
(1)	Consists of wholesale and retail note issuances.
(2)	Designated as at fair value through profit and loss.

Notes on the consolidated accounts continued

11 Financial instruments - valuation continued
Valuation hierarchy
The following tables show financial instruments carried at fair value on the Group’s balance sheet by valuation hierarchy - level 1, level 2 and level 3.

	2011				2010				2009
	Level 1 £bn	Level 2 £bn	Level 3 £bn	Total £bn	Level 1 £bn	Level 2 £bn	Level 3 £bn	Total £bn	Level 1 £bn	Level 2 £bn	Level 3 £bn	Total £bn
Assets
Loans and advances to banks
Reverse repos	—	34.7	—	34.7	—	38.2	—	38.2	—	26.9	—	26.9
Collateral	—	19.7	—	19.7	—	25.1	—	25.1	—	18.4	—	18.4
Other	—	0.2	0.4	0.6	—	0.6	0.4	1.0	—	0.1	—	0.1
	—	54.6	0.4	55.0	—	63.9	0.4	64.3	—	45.4	—	45.4
Loans and advances to customers
Reverse repos	—	53.6	—	53.6	—	41.1	—	41.1	—	26.3	—	26.3
Collateral	—	22.0	—	22.0	—	14.4	—	14.4	—	9.6	—	9.6
Other	—	3.4	0.4	3.8	—	6.2	0.4	6.6	—	7.3	1.1	8.4
	—	79.0	0.4	79.4	—	61.7	0.4	62.1	—	43.2	1.1	44.3
Debt securities
UK government	22.4	—	—	22.4	13.5	—	—	13.5	27.3	—	—	27.3
US government	35.5	5.0	—	40.5	31.0	7.0	—	38.0	19.2	9.2	—	28.4
Other government	53.9	8.7	—	62.6	62.3	13.6	—	75.9	79.6	16.3	—	95.9
Corporate	—	5.0	0.5	5.5	—	6.5	1.2	7.7	—	9.2	1.2	10.4
Financial institutions	3.0	61.6	7.4	72.0	3.5	64.8	7.0	75.3	4.2	88.3	2.9	95.4
	114.8	80.3	7.9	203.0	110.3	91.9	8.2	210.4	130.3	123.0	4.1	257.4
Equity shares	12.4	1.8	1.0	15.2	18.4	2.8	1.0	22.2	15.4	2.6	1.5	19.5
Derivatives
Foreign exchange	—	72.9	1.6	74.5	—	83.2	0.1	83.3	—	69.2	0.2	69.4
Interest rate	0.2	420.8	1.1	422.1	1.7	308.3	1.7	311.7	0.3	321.8	1.5	323.6
Equities and commodities	—	5.9	0.2	6.1	0.1	4.9	0.2	5.2	0.4	6.1	0.3	6.8
Credit - APS	—	—	—	—	—	—	0.6	0.6	—	—	1.4	1.4
Credit - other	—	23.1	3.8	26.9	—	23.2	3.1	26.3	0.1	37.2	3.0	40.3
	0.2	522.7	6.7	529.6	1.8	419.6	5.7	427.1	0.8	434.3	6.4	441.5
	127.4	738.4	16.4	882.2	130.5	639.9	15.7	786.1	146.5	648.5	13.1	808.1

Of which
Core	126.9	724.5	7.2	858.6	129.4	617.6	7.2	754.2
Non-Core	0.5	13.9	9.2	23.6	1.1	22.3	8.5	31.9
	127.4	738.4	16.4	882.2	130.5	639.9	15.7	786.1

Proportion	14.4%	83.7%	1.9%	100.0%	16.6%	81.4%	2.0%	100.0%	18.1%	80.3%	1.6%	100.0%

Of which AFS debt securities
UK government	13.4	—	—	13.4	8.4	—	—	8.4	19.1	—	—	19.1
US government	18.1	2.7	—	20.8	17.8	4.4	—	22.2	12.6	6.4	—	19.0
Other government	21.6	4.0	—	25.6	26.5	6.4	—	32.9	38.4	7.1	—	45.5
Corporate	—	2.3	0.2	2.5	—	1.4	0.1	1.5	—	3.3	0.2	3.5
Financial institutions	0.2	39.3	5.5	45.0	0.4	41.4	4.3	46.1	0.2	54.9	1.1	56.2
	53.3	48.3	5.7	107.3	53.1	53.6	4.4	111.1	70.3	71.7	1.3	143.3
Equity shares	0.3	1.3	0.4	2.0	0.3	1.4	0.3	2.0	0.5	1.7	0.7	2.9
Total AFS assets	53.6	49.6	6.1	109.3	53.4	55.0	4.7	113.1	70.8	73.4	2.0	146.2

Of which
Core	53.6	46.9	0.6	101.1	52.8	49.2	1.0	103.0
Non-Core	—	2.7	5.5	8.2	0.6	5.8	3.7	10.1
	53.6	49.6	6.1	109.3	53.4	55.0	4.7	113.1

For notes relating to this table refer to page 310.

Notes on the consolidated accounts continued

	2011				2010				2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total\
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Liabilities
Deposits by banks
Repos	—	23.3	—	23.3	—	20.6	—	20.6	—	21.0	—	21.0
Collateral	—	31.8	—	31.8	—	26.6	—	26.6	—	28.2	—	28.2
Other	—	2.4	—	2.4	—	1.6	—	1.6	—	4.4	—	4.4
	—	57.5	—	57.5	—	48.8	—	48.8	—	53.6	—	53.6
Customer accounts
Repos	—	65.5	—	65.5	—	53.0	—	53.0	—	41.5	—	41.5
Collateral	—	9.2	—	9.2	—	10.4	—	10.4	—	8.0	—	8.0
Other	—	10.8	—	10.8	—	8.7	0.1	8.8	—	11.8	0.1	11.9
	—	85.5	—	85.5	—	72.1	0.1	72.2	—	61.3	0.1	61.4
Debt securities in issue	—	45.0	2.2	47.2	—	49.0	2.2	51.2	—	43.2	2.3	45.5
Short positions	34.4	6.3	0.3	41.0	35.0	7.3	0.8	43.1	27.1	13.2	0.2	40.5
Derivatives
Foreign exchange	—	80.6	0.4	81.0	0.1	89.3	—	89.4	—	63.9	—	63.9
Interest rate	0.4	405.2	1.1	406.7	0.2	298.0	1.0	299.2	0.1	310.5	0.8	311.4
Equities and commodities	—	9.1	0.5	9.6	0.1	9.6	0.4	10.1	1.0	8.5	0.2	9.7
Credit - APS	—	—	0.2	0.2	—	—	—	—	—	—	—	—
Credit - other	—	24.9	1.6	26.5	—	25.0	0.3	25.3	—	38.1	1.0	39.1
	0.4	519.8	3.8	524.0	0.4	421.9	1.7	424.0	1.1	421.0	2.0	424.1
Subordinated liabilities	—	0.9	—	0.9	—	1.1	—	1.1	—	1.3	—	1.3
	34.8	715.0	6.3	756.1	35.4	600.2	4.8	640.4	28.2	593.6	4.6	626.4

Of which
Core	34.8	708.9	5.7	749.4	35.4	586.9	3.8	626.1
Non-Core	—	6.1	0.6	6.7	—	13.3	1.0	14.3
	34.8	715.0	6.3	756.1	35.4	600.2	4.8	640.4

Proportion	4.6%	94.6%	0.8%	100.0%	5.5%	93.7%	0.8%	100.0%	4.5%	94.8%	0.7%	100.0%

Note:
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

The type of instruments that trade in markets that are not considered to be active, but are based on quoted market prices, banker dealer quotations, or alternative pricing sources with reasonable levels of price transparency and those instruments valued using techniques include non-G10 government securities, most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, investment contracts issued by the Group's life assurance business (2009) and certain money market securities and loan commitments and most OTC derivatives.

Level 3: instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, the Group determines a reasonable level for the input. Financial instruments primarily include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, unlisted equity shares, certain residual interests in securitisations, majority of CDOs, other mortgage-backed products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

Notes on the consolidated accounts continued

11 Financial instruments - valuation continued
The following table analyses level 3 balances and related valuation sensitivities.

	2011			2010			2009
		Sensitivity (1)			Sensitivity (1)			Sensitivity (1)
	Balance	Favourable	Unfavourable	Balance	Favourable	Unfavourable	Balance	Favourable	Unfavourable
	£bn	£m	£m	£bn	£m	£m	£bn	£m	£m	Assumptions
Assets
Loans and advances	0.8	120	(70)	0.8	70	(60)	1.1	80	(40)	c, k
Debt securities
Corporate	0.5	30	(30)	1.2	210	(170)	1.2	180	(60)	c
Financial institutions	7.4	560	(180)	7.0	540	(180)	2.9	290	(170)	a, c, d, i, j, m, n, o, p
	7.9	590	(210)	8.2	750	(350)	4.1	470	(230)
Equity shares	1.0	140	(130)	1.0	160	(160)	1.5	280	(220)	h
Derivatives
Foreign exchange	1.6	100	(100)	0.1	—	—	0.2	10	—	a, q
Interest rate	1.1	80	(80)	1.7	150	(140)	1.5	80	(100)	a, q
Equities and commodities	0.2	—	—	0.2	—	—	0.3	20	(20)	a, f
Credit - APS	—	—	—	0.6	860	(940)	1.4	1,370	(1,540)	a, c, e, g, l
Credit - other	3.8	680	(400)	3.1	320	(170)	3.0	420	(360)	a, b, q
	6.7	860	(580)	5.7	1,330	(1,250)	6.4	1,900	(2,020)
	16.4	1,710	(990)	15.7	2,310	(1,820)	13.1	2,730	(2,510)

Of which AFS debt securities
Corporate	0.2	10	(10)	0.1	20	(20)	0.2	10	(10)
Financial institutions	5.5	310	(50)	4.3	280	(40)	1.1	80	(40)
	5.7	320	(60)	4.4	300	(60)	1.3	90	(50)
Equity shares	0.4	70	(70)	0.3	60	(60)	0.7	100	(90)
Total AFS assets	6.1	390	(130)	4.7	360	(120)	2.0	190	(140)

Liabilities
Customer accounts	—	20	(20)	0.1	60	(60)	0.1	—	(10)	a, c
Debt securities in issue	2.2	80	(60)	2.2	90	(110)	2.3	50	(10)	a, q
Short positions	0.3	10	(100)	0.8	20	(50)	0.2	10	(20)	a, c
Derivatives
Foreign exchange	0.4	30	(20)	—	—	(10)	—	—	—	a, q
Interest rate	1.1	80	(90)	1.0	70	(90)	0.8	40	(60)	a, q
Equity and commodities	0.5	10	(10)	0.4	10	—	0.2	20	(70)	a, f
Credit - APS	0.2	300	(40)	—	—	—	—	—	—	a, c, e, g, l
Credit - other	1.6	80	(130)	0.3	40	(40)	1.0	80	(100)	a, b, q
	3.8	500	(290)	1.7	120	(140)	2.0	140	(230)
	6.3	610	(470)	4.8	290	(360)	4.6	200	(270)

Key to assumptions:
(a) Correlation; (b) counterparty credit risk; (c) credit spreads; (d) default rates; (e) discount rate recoveries; (f) dividends; (g) expected losses; (h) fund valuation; (i) housing prices; (j) implied collateral valuation; (k) indices; (l) loss credits; (m) prepayment rates; (n) probability of default; (o) loss severity and yield; (p) recovery rates; (q) volatility.

Note:
(1)
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

Notes on the consolidated accounts continued

Key points
•
Total assets carried at fair value increased by £96.1 billion in the year to £882.2 billion at 31 December 2011, principally reflecting increases in derivative assets (£102.5 billion), reverse repos (£9.0 billion) and derivative collateral (£2.2 billion), partially offset by decreases in debt securities (£7.4 billion) and equity shares (£7.0 billion).

•
Total liabilities carried at fair value increased by £115.7 billion, with increases in derivative liabilities (£100.0 billion), repos (£15.2 billion) and collateral (£4.0 billion), partially offset by decreases in debt securities in issue (£4.0 billion) and short positions (£2.1 billion).

•
Level 3 assets of £16.4 billion represented 1.9% (2010 - £15.7 billion and 2.0%) of assets at fair value, an increase of £0.7 billion.  This reflected transfers from level 2 to level 3 of £5.7 billion based on a review in the latter part of 2011 in light of liquidity in the market, maturity and sale of instruments.  These transfers related to ABS in Non-Core Markets and certain foreign exchange options and credit derivatives in GBM.  £1.9 billion was transferred from level 3 to level 2, based on the re-assessment of the impact and nature of unobservable inputs used in valuation models.

•	Level 3 liabilities increased to £6.3 billion in the year from £4.8 billion, mainly in credit derivatives due to market liquidity and resultant transfers from level 2 to level 3.

•
The favourable and unfavourable effects of reasonably possible alternative assumptions on level 3 instruments carried at fair value excluding APS credit derivatives were £2.0 billion favourable (2010 - £1.7 billion favourable) and £1.4 billion unfavourable (2010 - £1.2 billion unfavourable) respectively. Favourable and unfavourable sensitivities for APS credit derivatives were £0.3 billion (2010 - £0.9 billion favourable) and £0.1 billion unfavourable (2010 - £0.9 billion unfavourable). The change in APS sensitivities reflected the decrease in overall value of the Scheme.

•	There were no significant transfers between level 1 and level 2.

The level 3 sensitivities above are calculated at a trade or low level portfolio basis. They are not calculated on an overall portfolio basis and therefore do not reflect the likely overall potential uncertainty on the whole portfolio. The figures are aggregated and do not reflect the correlated nature of some of the sensitivities. In particular, for some of the portfolios the sensitivities may be negatively correlated where a downwards movement in one asset would produce an upwards movement in another, but due to the additive presentation of the above figures this correlation cannot be observed. For example, with assets in the APS, the downwards sensitivity on the underlying asset would be partially offset by the consequent upward movement of the APS derivative, so whilst the net sensitivity of the two positions may be lower, it would be shown with the gross upside and downside sensitivity of the two assets inflating the overall sensitivity figures in the above table. The actual potential downside sensitivity of the total portfolio may be less than the non-correlated sum of the additive figures as shown in the above table.

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

Notes on the consolidated accounts continued

11 Financial instruments - valuation continued
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

The availability and quality of independent pricing information is considered during the classification process. An assessment is made regarding the quality of the independent information. For example where consensus prices are used for non-modelled products, a key assessment of the quality of a price is the depth of the number of prices used to provide the consensus price. If the depth of contributors falls below a set hurdle rate, the instrument is considered to be level 3. This hurdle rate is consistent with the rate used in the IPV process to determine whether or not the data is of sufficient quality to adjust the instrument’s valuations. However, where an instrument is generally considered to be illiquid, but regular quotes from market participants exist, these instruments may be classified as level 2 depending on frequency of quotes, other available pricing and whether the quotes are used as part of the IPV process or not.

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

Loans and advances to customers
Loans in level 3 primarily comprise loans to emerging market counterparties, structured loans and legacy commercial mortgages.

Commercial mortgages
These senior and mezzanine commercial mortgages are loans secured on commercial land and buildings that were originated or acquired by the Group for securitisation. Senior commercial mortgages carry a variable interest rate and mezzanine or more junior commercial mortgages may carry a fixed or variable interest rate. Factors affecting the value of these loans may include, but are not limited to, loan type, underlying property type and geographic location, loan interest rate, loan to value ratios, debt service coverage ratios, prepayment rates, cumulative loan loss information, yields, investor demand, market volatility since the last securitisation and credit enhancement. Where observable market prices for a particular loan are not available, the fair value will typically be determined with reference to observable market transactions in other loans or credit related products including debt securities and credit derivatives. Assumptions are made about the relationship between the loan and the available benchmark data.

Notes on the consolidated accounts continued

Debt securities
Level 3 debt securities principally comprise asset-backed securities.

Residential mortgage-backed securities (RMBS)
RMBS where the underlying assets are US agency-backed mortgages and there is regular trading are generally classified as level 2 in the fair value hierarchy. RMBS are also classified as level 2 when regular trading is not prevalent in the market, but similar executed trades or third-party data including indices, broker quotes and pricing services can be used to substantiate the fair value. RMBS are classified as level 3 when trading activity is not available and a model with significant unobservable data is utilised.

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

The Group primarily uses an industry standard model to project the expected future cash flows to be received from the underlying mortgages and to forecast how these cash flows will be distributed to the various holders of the RMBS. This model utilises data provided by the servicer of the underlying mortgage portfolio, layering on assumptions for mortgage prepayments, probability of default, expected losses and yield. The Group uses data from third-party sources to calibrate its assumptions, including pricing information from third party pricing services, independent research, broker quotes, and other independent sources. An assessment is made of third party data source to determine its applicability and reliability. The Group adjusts the model price with a liquidity premium to reflect the price that the instrument could be traded in the market and may also make adjustments for model deficiencies.

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

Commercial mortgage-backed securities (CMBS)
CMBS are valued using an industry standard model and the inputs, where possible, are corroborated using observable market data.

Collateralised debt obligations (CDO)
CDOs purchased from third-parties are valued using independent, third-party quotes or independent lead manager indicative prices. For super senior CDOs which have been originated by the Group no specific third-party information is available. The valuation of these super senior CDOs therefore takes into consideration outputs from a proprietary model, market data and appropriate valuation adjustments.

A collateral net asset value methodology using dealer buy side marks is used to determine an upper bound for super senior CDO valuations. An ABS index implied collateral valuation is also used to provide a market calibrated valuation data point. Both the ABS index implied valuation and the collateral net asset value methodology apply an assumed immediate liquidation approach.

Collateralised loan obligations (CLO)
To determine the fair value of CLOs purchased from third parties, the Group uses third party broker or lead manager quotes as the primary pricing source. These quotes are benchmarked to consensus pricing sources where they are available.

For CLOs originated and still held by the Group, the fair value is determined using a correlation model based on a Monte Carlo simulation framework. The main model inputs are credit spreads and recovery rates of the underlying assets and their correlation. A credit curve is assigned to each underlying asset based on prices from third party dealer quotes and cash flow profiles, sourced from an industry standard model. Losses are calculated taking into account the attachment and detachment point of the exposure. Where the correlation inputs to this model are not observable, CLOs are classified as level 3.

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

Notes on the consolidated accounts continued

11 Financial instruments - valuation continued
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

Credit derivatives - APS
The Group purchased credit protection over a portfolio of specified assets and exposures (covered assets) from HM Treasury. The Group has a right to terminate the APS at any time provided that the Financial Services Authority has confirmed in writing to HM Treasury that it has no objection to the proposed termination. On termination the Group must pay HM Treasury the higher of the regulatory capital relief received and £2.5 billion less premiums paid plus the aggregate of amounts received from the UK Government under the APS. The Group has paid APS premiums totalling £2,225 million (£125 million in 2011, £700 million in 2010 and £1,400 million in 2009). From 31 December 2011, premiums of £125 million are payable quarterly until the earlier of 2099 and the date the Group leaves the Scheme.

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

For the purpose of the APS, a loss is deemed to have arisen on a covered asset when that asset has experienced a trigger event which comprises of failure to pay subject to grace periods, bankruptcy and restructuring.

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

The option to exit the APS is not usually present in such tranched trades and consequently, there is no standard market practice for reflecting this part of the trade within the standard model framework. The approach that has been adopted assumes that the Group will not exit the trade before the minimum level of fees have been paid and at this point it will be clear whether it should exit the trade or not. The APS derivative is valued as the payment of the minimum level of fees in return for protection receipts which are in excess of both the first loss and the total future premiums.

The model primarily uses the following inputs in relation to each individual non-triggered asset: notional, maturity, probability of default and expected recovery rate given default. Other key inputs include: the correlation between the underlying assets; the range of possible recovery rates on the underlying assets (“alpha”); the size of the first loss. The size of the first loss is adjusted to reflect both realised and expected losses on triggered assets as well as the level of expected losses on covered assets that have been sold, that can be treated as losses for the purpose of the APS (“loss credits”).

During 2011, refinements were made to the treatment of expected losses on certain triggered assets following a modification to the trigger events that apply to some portfolios. The valuation refinement was made to accurately reflect the impact of the changes. The expected losses arising on assets that trigger under the modified rules now reflect a range of possible recovery rates.

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

As the inputs into the valuation model are not all observable the APS derivative is a level 3 instrument. The fair value of the credit protection at 31 December 2011 was £(0.2) billion (2010 - £0.6 billion; 2009 - £1.4 billion).

Notes on the consolidated accounts continued

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

Using the above reasonably possible alternative assumptions, the fair value of the APS derivative could be higher by approximately £295 million or lower by approximately £44 million as detailed in the table below.

Sensitivity	Favourable £m	Unfavourable £m
Correlation +/- 10%	35	(23)
Recover alpha +/- 10%	64	(44)
Spreads +/-10%	5	(5)
Discount curve +/- 1%	48	(34)
Loss credit +/- 10%	2	(2)
Cumulative offset	141	64
Total	295	(44)

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

Notes on the consolidated accounts continued

11 Financial instruments - valuation continued
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

Exotic options do not trade in active markets except in a small number of cases. Consequently, the Group uses models to determine fair value using valuation techniques typical for the industry. These techniques can be divided firstly, into modelling approaches and secondly, into methods of assessing appropriate levels for model inputs. The Group uses a variety of proprietary models for valuing exotic trades.

Exotic valuation inputs include the correlation between interest rates, foreign exchange rates and commodity prices. Correlations for more liquid rate pairs are valued using independently sourced consensus pricing levels. Where a consensus pricing benchmark is unavailable, these instruments are classified as level 3.

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

Notes on the consolidated accounts continued

Level 3 movement table

	At 1 January	Amounts recorded in the		Level 3 transfers		Issuances	Purchases	Settlements	Sales	Foreign exchange	At 31 December	Amounts recorded in the income statement relating to instruments held at year end
		Income statement (3)	SOCI (1)	In	Out
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
FVTPL (2)
Loans and advances	843	(15)	—	145	—	—	701	(856)	(64)	6	760	(11)
Debt securities	3,784	(177)	—	164	(380)	—	1,014	(149)	(2,026)	13	2,243	(61)
Equity shares	716	(46)	—	143	(33)	—	56	(96)	(162)	(5)	573	(43)
Derivatives	5,737	(511)	—	3,042	(1,441)	3	681	(688)	(146)	55	6,732	(522)
FVTPL assets	11,080	(749)	—	3,494	(1,854)	3	2,452	(1,789)	(2,398)	69	10,308	(637)

AFS
Debt securities	4,379	2	3	2,097	(21)	—	98	(817)	(47)	3	5,697	2
Equity shares	279	2	59	82	—	—	7	(1)	(29)	(4)	395	(4)
AFS assets	4,658	4	62	2,179	(21)	—	105	(818)	(76)	(1)	6,092	(2)
	15,738	(745)	62	5,673	(1,875)	3	2,557	(2,607)	(2,474)	68	16,400	(639)

Liabilities
Deposits	84	(35)	—	—	(24)	—	—	(4)	—	1	22	(25)
Debt securities in issue	2,203	(201)	—	948	(520)	688	—	(886)	—	(33)	2,199	(50)
Short positions	776	(71)	—	58	(3)	20	14	(2)	(504)	3	291	(207)
Derivatives	1,740	279	—	1,822	(240)	4	534	(197)	(169)	38	3,811	325
Other financial liabilities	1	—	—	—	(1)	—	—	—	—	—	—	—
	4,804	(28)	—	2,828	(788)	712	548	(1,089)	(673)	9	6,323	43

Net (losses)/gains		(717)	62									(682)

For notes to this table refer to page 319.

Notes on the consolidated accounts continued

11 Financial instruments - valuation continued

	At 1 January	Amounts recorded in the		Transfers in/(out) of level 3	Issuances	Purchases	Settlements	Sales	Foreign exchange	At 31 December	Amounts recorded in the income statement relating to instruments held at year end
		Income statement (3)	SOCI (1)
2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
FVTPL (2)
Loans and advances	1,059	169	—	10	—	169	(451)	(165)	52	843	38
Debt securities	2,782	294	—	1,770	—	1,973	(386)	(2,682)	33	3,784	154
Equity shares	711	414	—	(26)	—	654	—	(1,027)	(10)	716	54
Derivatives	6,429	(1,561)	—	1,728	—	948	(299)	(1,534)	26	5,737	(1,556)
	10,981	(684)	—	3,482	—	3,744	(1,136)	(5,408)	101	11,080	(1,310)

AFS
Debt securities	1,325	26	511	2,909	—	306	(458)	(274)	34	4,379	10
Equity shares	749	(4)	(39)	(118)	—	22	(2)	(343)	14	279	(4)
	2,074	22	472	2,791	—	328	(460)	(617)	48	4,658	6
	13,055	(662)	472	6,273	—	4,072	(1,596)	(6,025)	149	15,738	(1,304)

Liabilities
Deposits	103	—	—	11	—	—	(32)	—	2	84	—
Debt securities in issue	2,345	336	—	(212)	413	—	(695)	—	16	2,203	309
Short positions	184	(187)	—	792	6	—	(2)	(16)	(1)	776	(179)
Derivatives	1,987	(258)	—	(152)	—	318	(175)	(27)	47	1,740	(187)
Other financial liabilities	1	—	—	—	—	—	—	—	—	1	—
	4,620	(109)	—	439	419	318	(904)	(43)	64	4,804	(57)

Net (losses)/gains		(553)	472								(1,247)

	At 1 January	Amounts recorded in the		Transfers in/(out) of level 3	Reclassification	Purchases and issuances	Sales and settlements	Foreign exchange	At 31 December	Amounts recorded in the income statement relating to instruments held at year end
		Income statement (3)	SOCI (1)
2009	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
FVTPL (2)
Loans and advances	3,148	130	—	330	(1,537)	22	(898)	(136)	1,059	11
Debt securities	3,846	(49)	—	104	(157)	378	(1,207)	(133)	2,782	(165)
Equity shares	793	(49)	—	133	—	22	(151)	(37)	711	(48)
Derivatives	10,265	(3,672)	—	(211)	—	1,811	(1,301)	(463)	6,429	(1,079)
	18,052	(3,640)	—	356	(1,694)	2,233	(3,557)	(769)	10,981	(1,281)

AFS
Debt securities	3,102	(329)	(47)	(929)	—	128	(491)	(109)	1,325	(9)
Equity shares	325	(128)	(13)	632	—	53	(75)	(45)	749	(51)
	3,427	(457)	(60)	(297)	—	181	(566)	(154)	2,074	(60)
	21,479	(4,097)	(60)	59	(1,694)	2,414	(4,123)	(923)	13,055	(1,341)

Liabilities
Deposits	290	43	—	(217)	—	15	(23)	(5)	103	—
Debt securities in issue	4,362	57	—	(1,682)	—	493	(638)	(247)	2,345	(41)
Short positions	41	(45)	—	188	—	4	(4)	—	184	12
Derivatives	4,035	(215)	—	(978)	—	76	(744)	(187)	1,987	(244)
Other financial liabilities	257	—	—	—	—	—	(242)	(14)	1	—
	8,985	(160)	—	(2,689)	—	588	(1,651)	(453)	4,620	(273)

Net losses		(3,937)	(60)							(1,068)

Notes:
(1)	Consolidated statement of comprehensive income.
(2)	Fair value through profit or loss.
(3)
Net losses on HFT instruments of £860 million (2010 - £694 million; 2009 - £3,372 million) and net gains of £143 million (2010 - £141 million gains; 2009 - £565 million losses) were recorded in other operating income, interest income and impairment losses as appropriate on other instruments.

Notes on the consolidated accounts continued

Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	2011 Carrying value	2011 Fair value	2010 Carrying value	2010 Fair value	2009 Carrying value	2009 Fair value
	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	79.3	79.3	57.0	57.0	52.3	52.3
Loans and advances to banks	28.3	28.2	36.2	36.1	46.3	46.0
Loans and advances to customers	436.2	406.3	493.1	468.8	684.1	650.9
Debt securities	6.1	5.5	7.1	6.4	9.9	9.0
Settlement balances	7.8	7.8	11.6	11.6	12.0	12.0

Financial liabilities
Deposits by banks	51.3	50.7	50.0	50.4	88.5	88.3
Customer accounts	417.5	417.6	438.5	438.6	552.8	552.1
Debt securities in issue	115.4	112.7	167.2	163.8	222.1	218.5
Settlement balances	7.5	7.5	11.0	11.0	10.4	10.4
Subordinated liabilities	25.4	19.2	25.9	21.9	36.4	31.6

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

Loans and advances to banks and customers
In estimating the fair value of loans and advances to banks and customers measured at amortised cost, the Group’s loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans.  Two principal methods are used to estimate fair value:

(a)
contractual cash flows are discounted using a market discount rate that incorporates the current spread for the borrower or where this is not observable, the spread for borrowers of a similar credit standing.  This method is used for the majority of GBM’s lending portfolios where most counterparties have external ratings.

(b)
expected cash flows (unadjusted for credit losses) are discounted at the current offer rate for the same or similar products.  This approach is adopted for lending portfolios in UK Retail, UK Corporate and Ulster Bank reflecting the more homogeneous nature of these portfolios.

For certain portfolios where there are very few or no recent transactions, for example Ulster Bank’s corporate property lending portfolio, a bespoke approach is used based on available market data.

The discount to amortised cost reflects current stressed markets for Non-Core loans, real estate lending in Ireland and other commercial real estate loans, and in GBM, corporate downgrades.

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

Notes on the consolidated accounts continued

12 Financial instruments - maturity analysis
Remaining maturity
The following table shows the residual maturity of financial instruments, based on contractual date of maturity.

	2011			2010			2009
	Less than 12 months	More than 12 months	Total	Less than 12 months	More than 12 months	Total	Less than 12 months	More than 12 months	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	79,269	—	79,269	56,997	17	57,014	52,229	32	52,261
Loans and advances to banks	80,905	2,405	83,310	98,789	1,729	100,518	89,622	2,131	91,753
Loans and advances to customers	197,338	318,268	515,606	199,626	355,634	555,260	227,745	500,648	728,393
Debt securities	45,311	163,769	209,080	42,678	174,802	217,480	69,197	198,057	267,254
Equity shares	—	15,183	15,183	—	22,198	22,198	—	19,528	19,528
Settlement balances	7,767	4	7,771	11,605	—	11,605	12,022	11	12,033
Derivatives	60,250	469,368	529,618	65,639	361,438	427,077	70,537	370,917	441,454

Liabilities
Deposits by banks	100,499	8,305	108,804	95,241	3,549	98,790	135,641	6,503	142,144
Customer accounts	487,428	15,527	502,955	492,609	18,084	510,693	586,628	27,574	614,202
Debt securities in issue	68,889	93,732	162,621	94,048	124,324	218,372	140,826	126,742	267,568
Settlement balances and short positions	15,248	33,268	48,516	16,981	37,128	54,109	17,952	32,924	50,876
Derivatives	61,734	462,249	523,983	71,306	352,661	423,967	71,625	352,516	424,141
Subordinated liabilities	624	25,695	26,319	964	26,089	27,053	2,144	35,508	37,652

Notes on the consolidated accounts continued

On balance sheet liabilities
The following tables show by contractual maturity, the undiscounted cash flows payable up to a period of 20 years from the balance sheet date, including future payments of interest.

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2011	£m	£m	£m	£m	£m	£m
Deposits by banks	39,139	5,104	5,513	461	1,121	364
Customer accounts	379,692	23,068	12,643	5,389	1,483	779
Debt securities in issue	66,253	15,756	25,099	17,627	18,833	4,190
Derivatives held for hedging	525	788	1,981	1,186	1,101	821
Subordinated liabilities	133	1,116	4,392	7,872	8,654	3,488
Settlement balances and other liabilities	9,015	37	36	62	16	15
	494,757	45,869	49,664	32,597	31,208	9,657

Guarantees and commitments - notional amount
Guarantees (1)	24,886	—	—	—	—	—
Commitments (2)	239,963	—	—	—	—	—
	264,849	—	—	—	—	—

2010
Deposits by banks	43,396	4,417	1,243	304	651	374
Customer accounts	402,457	18,580	8,360	4,651	4,393	2,384
Debt securities in issue	89,583	43,032	31,862	22,569	24,209	6,697
Derivatives held for hedging	608	936	2,103	969	681	253
Subordinated liabilities	2,485	2,611	6,570	8,691	8,672	4,607
Settlement balances and other liabilities	12,423	59	136	177	385	25
	550,952	69,635	50,274	37,361	38,991	14,340

Guarantees and commitments - notional amount
Guarantees (1)	31,026	—	—	—	—	—
Commitments (2)	266,822	—	—	—	—	—
	297,848	—	—	—	—	—

2009
Deposits by banks	65,966	15,541	3,934	2,301	632	12
Customer accounts	521,400	15,619	5,944	4,221	8,490	4,392
Debt securities in issue	100,220	49,300	56,869	25,915	27,326	3,819
Derivatives held for hedging	660	1,566	3,232	1,264	1,674	1,508
Subordinated liabilities	1,929	1,892	3,654	4,963	20,157	6,105
Settlement balances and other liabilities	12,048	100	139	104	239	83
	702,223	84,018	73,772	38,768	58,518	15,919

Guarantees and commitments - notional amount
Guarantees (1)	39,952	—	—	—	—	—
Commitments (2)	291,634	—	—	—	—	—
	331,586	—	—	—	—	—
Notes:
(1)	The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group expects most guarantees it provides to expire unused.
(2)
The Group has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. The Group does not expect all facilities to be drawn, and some may lapse before drawdown.

Notes on the consolidated accounts continued

12 Financial instruments - maturity analysis continued
The tables above show the timing of cash outflows to settle financial liabilities, prepared on the following basis:

Financial liabilities are included at the earliest date on which the counterparty can require repayment regardless of whether or not such early repayment results in a penalty. If repayment is triggered by, or is subject to, specific criteria such as market price hurdles being reached, the liability is included at the earliest possible date that the conditions could be fulfilled without considering the probability of the conditions being met. For example, if a structured note automatically prepays when an equity index exceeds a certain level, the cash outflow will be included in the less than three months period whatever the level of the index at the year end. The settlement date of debt securities issued by certain securitisation vehicles consolidated by the Group depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date.

Liabilities with a contractual maturity of greater than 20 years - the principal amounts of financial liabilities that are repayable after 20 years or where the counterparty has no right to repayment of the principal, are excluded from the table along with interest payments after 20 years.

Held-for-trading assets and liabilities - held-for-trading assets and liabilities amounting to £763.3 billion (assets) and £708.0 billion (liabilities) (2010 - £665.0 billion assets and £586.1 billion liabilities; 2009 - £650.5 billion assets and £568.5 billion liabilities) have been excluded from the table in view of their short-term nature.

13 Financial assets - impairments
The following table shows the movement in the provision for impairment losses on loans and advances.

	Individually assessed	Collectively assessed	Latent	2011	2010	2009
	£m	£m	£m	£m	£m	£m
At 1 January	10,236	5,296	2,650	18,182	17,283	11,016
Transfers to disposal groups	(158)	(536)	(79)	(773)	(72)	(324)
Currency translation and other adjustments	(244)	1	(40)	(283)	43	(530)
Disposal of subsidiaries	8	—	—	8	(2,172)	(65)
Amounts written-off	(2,205)	(2,322)	—	(4,527)	(6,042)	(6,939)
Recoveries of amounts previously written-off	275	252	—	527	411	399
Charged to income statement
- continuing operations	5,195	2,591	(545)	7,241	9,144	13,090
- discontinued operations	(8)	—	—	(8)	42	1,044
Unwind of discount (recognised in interest income)	(342)	(142)	—	(484)	(455)	(408)
At 31 December (1)	12,757	5,140	1,986	19,883	18,182	17,283

Note:
(1)	Includes £123 million relating to loans and advances to banks (2010 - £127 million; 2009 - £157 million).

Impairment losses charged to the income statement	2011 £m	2010 £m	2009 £m
Loans and advances to customers	7,241	9,157	13,056
Loans and advances to banks	—	(13)	34
	7,241	9,144	13,090
Debt securities	1,433	81	601
Equity shares	35	31	208
	1,468	112	809
	8,709	9,256	13,899

Notes on the consolidated accounts continued

The following tables analyse impaired financial assets.

	2011			2010			2009
			Carrying			Carrying			Carrying
	Cost	Provision	value	Cost	Provision	value	Cost	Provision	value
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and receivables
Loans and advances to banks (1)	137	123	14	145	127	18	206	157	49
Loans and advances to customers (2)	38,610	17,774	20,836	35,556	15,405	20,151	34,801	14,050	20,751
	38,747	17,897	20,850	35,701	15,532	20,169	35,007	14,207	20,800

Notes:
(1)	Impairment provisions individually assessed.
(2)	Impairment provisions individually assessed on balances of £29,196 million (2010 - £25,492 million; 2009 - £24,540 million).

	Carrying	Carrying	Carrying
	value	value	value
	2011	2010	2009
	£m	£m	£m
Available-for-sale securities
Debt securities	873	580	758
Equity shares	57	43	180

Loans and receivables
Debt securities	234	230	—
	1,164	853	938

The following table shows financial and non-financial assets, recognised on the Group's balance sheet, obtained during the year by taking possession of collateral or calling on other credit enhancements.

	2011	2010	2009
	£m	£m	£m
Residential property	60	47	52
Other property	73	139	110
Cash	56	127	283
Other assets	2	28	42
	191	341	487

In general, the Group seeks to dispose of property and other assets not readily convertible into cash, obtained by taking possession of collateral, as rapidly as the market for the individual asset permits.

Notes on the consolidated accounts continued

14 Derivatives
Companies in the Group transact derivatives as principal either as a trading activity or to manage balance sheet foreign exchange, interest rate and credit risk.

The Group enters into fair value hedges, cash flow hedges and hedges of net investments in foreign operations. The majority of the Group's interest rate hedges relate to the management of the Group's non-trading interest rate risk. The Group manages this risk within approved limits. Residual risk positions are hedged with derivatives principally interest rate swaps. Suitable larger ticket financial instruments are fair value hedged; the remaining exposure, where possible, is hedged by derivatives documented as cash flow hedges and qualifying for hedge accounting. The majority of the Group's fair value hedges involve interest rate swaps hedging the interest rate risk in recognised financial assets and financial liabilities. Cash flow hedges relate to exposures to the variability in future interest payments and receipts on forecast transactions and on recognised financial assets and financial liabilities. The Group hedges its net investments in foreign operations with currency borrowings and forward foreign exchange contracts.

For cash flow hedge relationships of interest rate risk, the hedged items are actual and forecast variable interest rate cash flows arising from financial assets and financial liabilities with interest rates linked to LIBOR, EURIBOR or the Bank of England Official Bank Rate. The financial assets are customer loans and the financial liabilities are customer deposits and LIBOR linked medium-term notes and other issued securities. At 31 December 2011, variable rate financial assets of £49.5 billion and variable rate financial liabilities of £12.9 billion were hedged in such cash flow hedge relationships.

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

For fair value hedge relationships of interest rate risk, the hedged items are typically government bonds, large corporate fixed-rate loans, fixed rate finance leases, fixed rate medium-term notes or preference shares classified as debt. At 31 December 2011, fixed rate financial assets of £33.1 billion and fixed rate financial liabilities of £41.4 billion were hedged by interest rate swaps in fair value hedge relationships.

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

The following table shows the notional amounts and fair values of the Group's derivatives.

	2011			2010			2009
	Notional			Notional			Notional
	amount	Assets	Liabilities	amount	Assets	Liabilities	amount	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	2,127	30,249	28,868	2,807	39,859	41,424	2,004	26,744	24,898
Currency swaps	1,071	25,212	33,541	1,000	28,696	34,328	922	25,883	23,466
Options purchased	640	19,031	—	503	14,698	—	440	16,656	—
Options written	641	—	18,571	544	—	13,623	476	—	15,555

Interest rate contracts
Interest rate swaps	29,976	346,682	333,968	29,792	251,312	243,807	30,956	265,528	253,793
Options purchased	2,398	74,600	—	2,619	57,359	—	3,180	55,976	—
Options written	2,592	—	71,998	2,731	—	54,141	2,539	—	55,589
Futures and forwards	3,756	874	743	4,618	3,060	1,261	6,555	2,088	2,033

Credit derivatives	1,054	26,836	26,743	1,357	26,872	25,344	1,621	41,748	39,127

Equity and commodity contracts	123	6,134	9,551	179	5,221	10,039	188	6,831	9,680
		529,618	523,983		427,077	423,967		441,454	424,141

Certain derivative asset and liability balances with the London Clearing House, which meet the offset criteria in IAS 32 ‘Financial Instruments: Presentation’, are shown net.

Notes on the consolidated accounts continued

Included in the table above are derivatives held for hedging purposes as follows:

	2011		2010		2009
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Fair value hedging
Exchange rate contracts	—	—	—	—	160	38
Interest rate contracts	3,550	4,288	2,496	3,767	2,672	3,292

Cash flow hedging
Exchange rate contracts	—	—	—	—	2	7
Interest rate contracts	3,985	1,445	2,903	995	1,753	3,080

Net investment hedging
Exchange rate contracts	148	148	30	102	10	90

Hedge ineffectiveness recognised in other operating income comprised:

	2011	2010	2009
	£m	£m	£m
Fair value hedging
Gains on the hedged items attributable to the hedged risk	557	343	512
Losses on the hedging instruments	(541)	(405)	(455)
Fair value hedging ineffectiveness	16	(62)	57
Cash flow hedging ineffectiveness	20	(37)	14
	36	(99)	71

The following tables show, when the hedged cash flows are expected to occur and when they will affect income for designated cash flow hedges.

	0-1 years £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	5-10 years £m	10-20 years £m	Over 20 years £m	Total £m
2011
Hedged forecast cash flows expected to occur
Forecast receivable cash flows	407	415	360	306	200	280	—	—	1,968
Forecast payable cash flows	(120)	(106)	(73)	(70)	(71)	(344)	(568)	(160)	(1,512)

Hedged forecast cash flows affect on profit or loss
Forecast receivable cash flows	422	402	355	291	188	265	—	—	1,923
Forecast payable cash flows	(122)	(102)	(72)	(70)	(70)	(346)	(568)	(159)	(1,509)

2010
Hedged forecast cash flows expected to occur
Forecast receivable cash flows	280	254	219	161	120	169	30	—	1,233
Forecast payable cash flows	(47)	(41)	(33)	(30)	(30)	(137)	(176)	(54)	(548)

Hedged forecast cash flows affect on profit or loss
Forecast receivable cash flows	281	250	214	157	112	161	28	—	1,203
Forecast payable cash flows	(46)	(41)	(33)	(30)	(29)	(137)	(175)	(54)	(545)

2009
Hedged forecast cash flows expected to occur
Forecast receivable cash flows	504	466	423	267	163	379	141	—	2,343
Forecast payable cash flows	(554)	(521)	(416)	(350)	(299)	(990)	(819)	(167)	(4,116)

Hedged forecast cash flows affect on profit or loss
Forecast receivable cash flows	503	467	422	255	163	371	141	—	2,322
Forecast payable cash flows	(554)	(518)	(409)	(346)	(296)	(978)	(818)	(167)	(4,086)

Notes on the consolidated accounts continued

15 Debt securities

	Central and local government			Banks	Other financial institutions	Corporate	Total	Of which ABS (1)
	UK	US	Other
2011	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	9,004	19,636	36,928	3,400	23,160	2,948	95,076	20,816
Designated as at fair value through profit or loss	1	—	127	53	457	9	647	558
Available-for-sale	13,436	20,848	25,552	13,175	31,752	2,535	107,298	40,735
Loans and receivables	10	—	1	312	5,259	477	6,059	5,200
	22,451	40,484	62,608	16,940	60,628	5,969	209,080	67,309

Available-for-sale
Gross unrealised gains	1,428	1,311	1,180	52	913	94	4,978	1,001
Gross unrealised losses	—	—	(171)	(838)	(2,386)	(13)	(3,408)	(3,158)

2010
Held-for-trading	5,097	15,648	42,828	5,486	23,711	6,099	98,869	21,988
Designated as at fair value through profit or loss	1	117	262	4	8	10	402	119
Available-for-sale	8,377	22,244	32,865	16,982	29,148	1,514	111,130	42,515
Loans and receivables	11	—	—	1	6,686	381	7,079	6,203
	13,486	38,009	75,955	22,473	59,553	8,004	217,480	70,825

Available-for-sale
Gross unrealised gains	349	525	700	143	827	51	2,595	1,057
Gross unrealised losses	(10)	(2)	(618)	(786)	(2,626)	(55)	(4,097)	(3,396)

2009
Held-for-trading (2)	8,128	9,175	49,967	5,856	31,708	6,648	111,482	28,820
Designated as at fair value through profit or loss	122	208	402	415	1,211	245	2,603	394
Available-for-sale	19,071	19,010	45,530	19,569	36,635	3,483	143,298	51,044
Loans and receivables (2)	1	—	—	—	6,899	2,971	9,871	7,924
	27,322	28,393	95,899	25,840	76,453	13,347	267,254	88,182

Available-for-sale
Gross unrealised gains	109	399	1,062	149	621	72	2,412	783
Gross unrealised losses	(60)	(98)	(266)	(289)	(2,984)	(213)	(3,910)	(3,314)

Notes:
(1)	Includes asset-backed securities issued by US federal agencies and government sponsored entities, and covered bonds.
(2)
During 2009, the Group reclassified debt securities from the held-for-trading category into the loans and receivables category and in 2008 from the held-for-trading and available-for-sale categories into the loans and receivables category and from the held-for-trading category into the available-for-sale category (see pages 302 and 303).

Gross gains of £751 million (2010 - £635 million; 2009 - £1,155 million) and gross losses of £19 million (2010 - £159 million; 2009 - £1,255 million) were realised on the sale of available-for-sale securities.

Notes on the consolidated accounts continued

The following table analyses the Group's available-for-sale debt securities and the related yield (based on weighted averages) by remaining maturity and issuer.

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
2011	£m	%	£m	%	£m	%	£m	%	£m	%
Central and local governments
- UK	65	0.1	3,489	2.8	7,067	3.3	2,815	3.2	13,436	3.1
- US	1,471	1.2	8,026	2.1	9,865	2.8	1,486	3.2	20,848	2.5
- other	6,219	1.0	9,511	3.1	7,366	3.9	2,456	4.2	25,552	2.9
Banks	3,632	3.1	6,324	3.3	2,066	3.2	1,153	2.7	13,175	3.2
Other financial institutions	1,091	2.8	6,459	2.7	6,906	2.9	17,296	2.2	31,752	2.5
Corporate	145	4.5	1,425	4.6	776	4.4	189	3.6	2,535	4.5
	12,623	1.9	35,234	2.9	34,046	3.2	25,395	2.6	107,298	2.8

Of which ABS (1)	2,442	2.1	9,021	2.9	9,409	2.8	19,863	2.1	40,735	2.5

Note:
(1)	Includes asset-backed securities issued by US federal agencies and government sponsored entities, and covered bonds.

16 Equity shares
	2011			2010			2009
	Listed	Unlisted	Total	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	12,366	67	12,433	19,110	76	19,186	14,394	49	14,443
Designated as at fair value through profit or loss	373	401	774	282	731	1,013	1,548	644	2,192
Available-for-sale	609	1,367	1,976	650	1,349	1,999	937	1,956	2,893
	13,348	1,835	15,183	20,042	2,156	22,198	16,879	2,649	19,528

Available-for-sale
Gross unrealised gains	69	317	386	67	232	299	293	312	605
Gross unrealised losses	(19)	(114)	(133)	(17)	(145)	(162)	(14)	(68)	(82)

Gross gains of £152 million (2010 - £83 million; 2009 - £385 million) and gross losses of £2 million (2010 - £63 million; 2009 - £123 million) were realised on the sale of available-for-sale equity shares.

Dividend income from available-for-sale equity shares was £62 million (2010 - £69 million; 2009 - £78 million).

Unquoted equity investments whose fair value cannot be reliably measured are carried at cost and classified as available-for-sale financial assets. They include capital stock (redeemable at cost) in the Federal Home Loan Bank and the Federal Reserve Bank of £0.7 billion (2010 - £0.8 billion; 2009 - £0.8 billion) that the Group's banking subsidiaries in the US are required to hold; and a number of individually small shareholdings in unlisted companies. Disposals in the year generated a gain of £2 million (2010 - £2 million loss; 2009 - £21 million loss).

Notes on the consolidated accounts continued

17 Intangible assets
	Goodwill	Core deposit intangibles	Other purchased intangibles	Internally generated software	Total
2011	£m	£m	£m	£m	£m
Cost
At 1 January	27,139	612	2,458	4,575	34,784
Transfers to disposal groups	(95)	—	—	—	(95)
Currency translation and other adjustments	(219)	8	(60)	59	(212)
Acquisition of subsidiaries	18	—	—	—	18
Additions	—	—	34	1,050	1,084
Disposals and write-off of fully amortised assets	—	—	—	(236)	(236)
At 31 December	26,843	620	2,432	5,448	35,343

Accumulated amortisation and impairment
At 1 January	14,611	462	1,822	3,441	20,336
Transfers to disposal groups	(80)	—	—	—	(80)
Currency translation and other adjustments	(203)	(5)	(55)	13	(250)
Disposals and write-off of fully amortised assets	—	—	—	(220)	(220)
Charge for the year - continuing operations	—	38	184	386	608
Write down of goodwill and other intangible assets	91	—	—	—	91
At 31 December	14,419	495	1,951	3,620	20,485

Net book value at 31 December	12,424	125	481	1,828	14,858

2010
Cost
At 1 January	42,643	2,553	4,139	4,815	54,150
Currency translation and other adjustments	(374)	(59)	(63)	(21)	(517)
Additions	—	—	46	742	788
Disposal of subsidiaries	(15,130)	(1,882)	(1,664)	(544)	(19,220)
Disposals and write-off of fully amortised assets	—	—	—	(417)	(417)
At 31 December	27,139	612	2,458	4,575	34,784

Accumulated amortisation and impairment
At 1 January	28,379	1,562	2,577	3,785	36,303
Currency translation and other adjustments	(510)	(29)	(31)	(24)	(594)
Disposal of subsidiaries	(13,268)	(1,139)	(1,027)	(304)	(15,738)
Disposals and write-off of fully amortised assets	—	—	—	(391)	(391)
Charge for the year - continuing operations	—	68	301	353	722
- discontinued operations	—	—	2	22	24
Write down of goodwill and other intangible assets	10	—	—	—	10
At 31 December	14,611	462	1,822	3,441	20,336

Net book value at 31 December	12,528	150	636	1,134	14,448

Notes on the consolidated accounts continued

	Goodwill	Core deposit intangibles	Other purchased intangibles	Internally generated software	Total
2009	£m	£m	£m	£m	£m
Cost
At 1 January	45,624	2,780	4,367	4,524	57,295
Transfers to disposal groups	(238)	—	—	—	(238)
Currency translation and other adjustments	(2,743)	(225)	(281)	(65)	(3,314)
Additions	—	—	53	559	612
Disposal of subsidiaries	—	—	—	(16)	(16)
Disposals and write-off of fully amortised assets	—	(2)	—	(187)	(189)
At 31 December	42,643	2,553	4,139	4,815	54,150

Accumulated amortisation and impairment
At 1 January	30,062	1,407	2,369	3,408	37,246
Currency translation and other adjustments	(2,046)	(106)	(137)	(58)	(2,347)
Disposals of subsidiaries	—	—	—	(13)	(13)
Disposals and write-off of fully amortised assets	—	(1)	—	(138)	(139)
Charge for the year - continuing operations	—	89	183	467	739
- discontinued operations	—	173	162	119	454
Write down of goodwill and other intangible assets	363	—	—	—	363
At 31 December	28,379	1,562	2,577	3,785	36,303

Net book value at 31 December	14,264	991	1,562	1,030	17,847

Goodwill is analysed by operating segment in Note 38.

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

The CGUs of the Group, excluding RFS Holdings minority interest, where the goodwill is significant, principally arose on the acquisitions of NatWest, ABN AMRO, Charter One and Churchill and are as follows:

Goodwill at 30 September	Recoverable amount based on	2011 £m	2010 £m	2009 £m
UK Retail	Value in use	2,697	2,697	2,697
UK Corporate	Value in use	2,693	2,693	2,693
Wealth	Value in use	611	611	611
Global Transaction Services	Value in use	2,370	2,376	2,749
US Retail & Commercial	Value in use	2,826	2,811	2,761
RBS Insurance	Value in use	935	935	935

Notes on the consolidated accounts continued

17 Intangible assets continued
Impairment testing involves the comparison of the carrying value of a CGU or group of CGUs with its recoverable amount. The recoverable amount is the higher of the unit's fair value and its value in use. Value in use is the present value of expected future cash flows from the CGU or group of CGUs. Fair value is the amount obtainable from the sale of the CGU in an arm's length transaction between knowledgeable, willing parties.

Impairment testing inherently involves a number of judgmental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the business; estimation of the fair value of CGUs; and the valuation of the separable assets of each business whose goodwill is being reviewed. Sensitivity to the more significant variables in each assessment are presented below.

The recoverable amounts for all CGUs at 30 September 2011 were based on the value in use test, using management's latest five-year forecasts. The long-term growth rates have been based on respective country GDP rates adjusted for inflation. The risk discount rates are based on observable market long-term government bond yields and average industry betas adjusted for an appropriate risk premium based on independent analysis.

The recoverable amount of UK Retail, based on a 3% (2010 - 3%; 2009 - 4%) terminal growth rate and a 14.0% (2010 - 15.7%; 2009 - 14.6%) pre tax discount rate, exceeded the carrying amount by £5.5 billion (2010 - £6.9 billion; 2009 - £0.7 billion). A 1% change in the discount rate or terminal growth rate would change the recoverable amount by approximately £1.1 billion (2010 - £1.5 billion; 2009 - £0.9 billion) and £0.6 billion (2010 - £0.9 billion; 2009 - £0.5 billion) respectively. In addition, a 5% change in forecast pre tax earnings would change the recoverable amount by approximately £0.8 billion (2010 - £0.9 billion; 2009 - £0.4 billion).

The recoverable amount of UK Corporate, based on a 3% (2010 - 3%; 2009 - 4%) terminal growth rate and a 14.1% (2010 - 15.6%; 2009 - 15.1%) pre tax discount rate, exceeded its carrying value by £2.1 billion (2010 - £5.3 billion; 2009 - £6.1 billion). A 1% change in the discount rate or terminal growth rate would change the recoverable amount by approximately £1.1 billion (2010 - £1.6 billion; 2009 - £1.4 billion) and £0.5 billion (2010 and 2009 - £0.9 billion) respectively. In addition, a 5% change in forecast pre tax earnings would change the recoverable amount by approximately £0.8 billion (2010 - £1.0 billion; 2009 - £0.8 billion).

The recoverable amount of Wealth, based on a 3% (2010 - 3%; 2009 - 4%) terminal growth rate and an 11.0% (2010 - 12.0%; 2009 - 15.3%) pre tax discount rate, exceeded its carrying value by more than 100% and was insensitive to a reasonably possible change in key assumptions.

The recoverable amount of Global Transaction Services, based on a 3% (2010 and 2009 - 3%) terminal growth rate and an 11.4% (2010 - 12.8%; 2009 - 16.7%) pre tax discount rate, exceeded its carrying value by more than 100% (2010 and 2009 - 100%) and was insensitive to a reasonably possible change in key assumptions.

The recoverable amount of US Retail & Commercial, based on a 5% (2010 and 2009 - 5%) terminal growth rate and a 14.4% (2010 - 14.9%; 2009 - 14.8%) pre tax discount rate, exceeded its carrying value by £0.2 billion (2010 - £1.6 billion; 2009 - £2.1 billion). A 1% change in the discount rate or terminal growth rate would change the recoverable amount by approximately £1.1 billion (2010 - £1.6 billion; 2009 - £1.0 billion) and £0.5 billion (2010 and 2009 - £0.8 billion) respectively. In addition, a 5% change in forecast pre tax earnings would change the recoverable amount by approximately £0.6 billion (2010 and 2009 - £0.7 billion).

The recoverable amount of RBS Insurance, based on a 3% (2010 and 2009 - 3%) terminal growth rate and a 12.3% (2010 - 13.1%; 2009 - 13.9%) pre tax discount rate, exceeded the carrying amount by £0.8 billion (2010 - £2.4 billion; 2009 - £3.0 billion). A 1% change in the discount rate or terminal growth rate would change the recoverable amount by approximately £0.5 billion and £0.2 billion respectively. In addition, a 5% change in forecast pre tax earnings would change the recoverable amount by approximately £0.3 billion.

Notes on the consolidated accounts continued

18 Property, plant and equipment
	Investment properties	Freehold premises	Long leasehold premises	Short leasehold premises	Computers and other equipment	Operating lease assets	Total
2011	£m	£m	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	4,170	2,938	291	1,832	4,239	9,235	22,705
Transfers to disposal groups	—	(107)	(12)	(93)	(49)	(5,355)	(5,616)
Currency translation and other adjustments	(103)	2	(4)	(6)	(77)	3	(185)
Reclassifications	57	8	(38)	(35)	8	—	—
Additions	1,262	68	46	174	532	1,384	3,466
Expenditure on investment properties	14	—	—	—	—	—	14
Change in fair value of investment properties	(139)	—	—	—	—	—	(139)
Disposals and write-off of fully depreciated assets	(793)	(54)	(10)	(49)	(174)	(1,375)	(2,455)
At 31 December	4,468	2,855	273	1,823	4,479	3,892	17,790

Accumulated impairment, depreciation and amortisation
At 1 January	—	702	118	793	2,700	1,849	6,162
Transfers to disposal groups	—	(43)	(6)	(66)	(26)	(730)	(871)
Currency translation and other adjustments	—	6	4	(1)	(28)	15	(4)
Reclassifications	—	3	(9)	7	—	(1)	—
Write down of property, plant and equipment	—	—	3	1	1	—	5
Disposals and write-off of fully depreciated assets	—	(29)	—	(32)	(110)	(466)	(637)
Charge for the year - continuing operations	—	97	4	148	498	520	1,267
At 31 December	—	736	114	850	3,035	1,187	5,922

Net book value at 31 December	4,468	2,119	159	973	1,444	2,705	11,868

2010
Cost or valuation
At 1 January	4,883	4,098	214	1,803	4,282	9,558	24,838
Currency translation and other adjustments	—	31	2	81	227	231	572
Disposal of subsidiaries	—	(1,118)	—	(104)	(372)	(369)	(1,963)
Reclassifications	—	(104)	76	15	13	—	—
Additions	511	103	5	137	411	1,178	2,345
Expenditure on investment properties	2	—	—	—	—	—	2
Change in fair value of investment properties	(405)	—	—	—	—	—	(405)
Disposals and write-off of fully depreciated assets	(821)	(72)	(6)	(100)	(322)	(1,363)	(2,684)
At 31 December	4,170	2,938	291	1,832	4,239	9,235	22,705

Accumulated impairment, depreciation and amortisation
At 1 January	—	553	87	641	2,396	1,764	5,441
Currency translation and other adjustments	—	62	1	75	199	17	354
Disposal of subsidiaries	—	(24)	—	(30)	(197)	(141)	(392)
Reclassifications	—	(17)	17	—	—	—	—
Write down of property, plant and equipment	—	32	4	1	4	—	41
Disposals and write-off of fully depreciated assets	—	(10)	(2)	(48)	(261)	(435)	(756)
Charge for the year - continuing operations	—	106	11	148	536	627	1,428
Charge for the year - discontinued operations	—	—	—	6	23	17	46
At 31 December	—	702	118	793	2,700	1,849	6,162

Net book value at 31 December	4,170	2,236	173	1,039	1,539	7,386	16,543

Notes on the consolidated accounts continued

18 Property, plant and equipment continued

	Investment properties	Freehold premises	Long leasehold premises	Short leasehold premises	Computers and other equipment	Operating lease assets	Total
2009	£m	£m	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	3,868	4,032	224	1,867	4,168	9,334	23,493
Transfers to disposal groups	—	(32)	—	(62)	(80)	—	(174)
Currency translation and other adjustments	(85)	(134)	—	(65)	(131)	(561)	(976)
Disposal of subsidiaries	—	(15)	—	—	(19)	—	(34)
Reclassifications	1	18	1	(34)	14	—	—
Additions	1,634	304	8	153	750	2,241	5,090
Expenditure on investment properties	8	—	—	—	—	—	8
Change in fair value of investment properties	(117)	—	—	—	—	—	(117)
Disposals and write-off of fully depreciated assets	(426)	(75)	(19)	(56)	(420)	(1,456)	(2,452)
At 31 December	4,883	4,098	214	1,803	4,282	9,558	24,838

Accumulated impairment, depreciation and amortisation
At 1 January	—	422	79	492	1,916	1,635	4,544
Transfers to disposal groups	—	—	—	(7)	(31)	—	(38)
Currency translation and other adjustments	—	(1)	—	(11)	(48)	(69)	(129)
Disposal of subsidiaries	—	(1)	—	—	(14)	—	(15)
Write down of property, plant and equipment	—	5	—	5	—	—	10
Disposals and write-off of fully depreciated assets	—	—	—	(2)	(126)	(419)	(547)
Charge for the year - continuing operations	—	92	8	142	621	564	1,427
Charge for the year - discontinued operations	—	36	—	22	78	53	189
At 31 December	—	553	87	641	2,396	1,764	5,441

Net book value at 31 December	4,883	3,545	127	1,162	1,886	7,794	19,397

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

Valuations are carried out by qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body. The valuation as at 31 December 2011 for a significant majority of the Group's investment properties was undertaken with the support of external valuers.

The fair value of investment properties includes £146 million of depreciation since purchase (2010 - £248 million depreciation; 2009 - £84 million appreciation).

Rental income from investment properties was £270 million (2010 - £279 million; 2009 - £233 million). Direct operating expenses of investment properties were £67 million (2010 - £42 million; 2009 - £16 million).

Property, plant and equipment, excluding investment properties, include £186 million (2010 - £298 million; 2009 - £213 million) assets in the course of construction.

There were no sales of freehold and long leasehold properties subject to operating leases during 2011 (2010 - net book value of £2 million; 2009 - net book value of £5 million).

Notes on the consolidated accounts continued

19 Prepayments, accrued income and other assets
	2011	2010	2009
	£m	£m	£m
Prepayments	1,123	1,529	1,872
Accrued income	672	1,186	897
Deferred expenses	502	568	596
Pension schemes in net surplus (see Note 4)	188	105	58
Other assets	8,491	9,188	17,562
	10,976	12,576	20,985

20 Discontinued operations and assets and liabilities of disposal groups

(a) Profit/(loss) from discontinued operations, net of tax
	2011	2010	2009
	£m	£m	£m
Discontinued operations
Total income	42	1,433	5,664
Operating expenses	(5)	(803)	(4,061)
Insurance net claims	—	(161)	(500)
Impairment losses	8	(42)	(1,051)
Profit before tax	45	427	52
Gain on disposal before recycling of reserves	—	113	—
Recycled reserves	—	(1,076)	—
Operating profit/(loss) before tax	45	(536)	52
Tax	(11)	(92)	(58)
Profit/(loss) after tax	34	(628)	(6)

Businesses acquired exclusively with a view to disposal
Profit/(loss) after tax	13	(5)	(99)
Profit/(loss) from discontinued operations, net of tax	47	(633)	(105)

Discontinued operations reflect the results of RFS Holdings attributable to the State of the Netherlands and Santander following the legal separation of ABN AMRO Bank N.V. on 1 April 2010.

(b) Cash flows attributable to discontinued operations
Included within the Group's cash flows are the following amounts attributable to discontinued operations:

	2011	2010	2009
	£m	£m	£m
Net cash flows from operating activities	—	2,528	(542)
Net cash flows from investing activities	—	400	(264)
Net cash flows from financing activities	—	129	1,020
Net increase/(decrease) in cash and cash equivalents	—	3,062	(402)

The effect of net cash flows from discontinued operations on the consolidated assets and liabilities of the Group for 2011 was nil, due to the net cash flows being internally funded.

Notes on the consolidated accounts continued

20 Discontinued operations and assets and liabilities of disposal groups continued
(c) Assets and liabilities of disposal groups
	2011
	UK branch based businesses	Other	Total	2010	2009
	£m	£m	£m	£m	£m
Assets of disposal groups
Cash and balances at central banks	100	27	127	184	129
Loans and advances to banks	—	87	87	651	388
Loans and advances to customers	18,676	729	19,405	5,013	3,216
Debt securities and equity shares	—	5	5	20	904
Derivatives	431	8	439	5,148	6,361
Intangible assets	—	15	15	—	238
Settlement balances	—	14	14	555	1,579
Property, plant and equipment	112	4,637	4,749	18	136
Other assets	—	456	456	704	5,417
Discontinued operations and other disposal groups	19,319	5,978	25,297	12,293	18,368
Assets acquired exclusively with a view to disposal	—	153	153	191	174
	19,319	6,131	25,450	12,484	18,542

Liabilities of disposal groups
Deposits by banks	—	1	1	266	618
Customer accounts	21,784	826	22,610	2,267	8,907
Derivatives	117	9	126	5,042	6,683
Settlement balances	—	8	8	907	950
Subordinated liabilities	—	—	—	—	6
Other liabilities	—	1,233	1,233	925	1,675
Discontinued operations and other disposal groups	21,901	2,077	23,978	9,407	18,839
Liabilities acquired exclusively with a view to disposal	—	17	17	21	51
	21,901	2,094	23,995	9,428	18,890

The assets and liabilities of disposal groups at 31 December 2011 primarily comprise the RBS England and Wales and NatWest Scotland branch-based businesses (“UK branch-based businesses”) and the RBS Aviation Capital business both of which are expected to be sold in the second half of 2012. On being classified as held-for-sale, disposal groups are required to be measured at the lower of carrying amount and fair value less costs to sell. Accordingly, £80 million of allocated goodwill has been written off against other income in respect of the UK branch-based businesses. No adjustment has been made in respect of the RBS Aviation Capital business.

The disposal of the RBS Sempra Commodities JV was substantially completed in 2010. Certain contracts of the RBS Sempra Commodities JV were sold in risk transfer transactions prior to being novated to the purchaser, the majority of which completed during 2011.

Notes on the consolidated accounts continued

21 Short positions
	2011	2010	2009
	£m	£m	£m
Debt securities
- Government	32,895	34,056	26,647
- Other issuers	6,164	6,961	10,871
Equity shares	1,980	2,101	2,945
	41,039	43,118	40,463

Note:
(1)	All short positions are classified as held-for-trading.

22 Accruals, deferred income and other liabilities
	2011	2010	2009
	£m	£m	£m
Notes in circulation	1,683	1,793	1,889
Current tax	700	723	429
Accruals	4,941	6,773	7,429
Deferred income	3,481	4,766	5,818
Other liabilities (1)	12,320	9,034	14,762
	23,125	23,089	30,327

Note:
(1)	Other liabilities include £15 million (2010 - £18 million; 2009 - £10 million) in respect of share-based compensation.

Included in other liabilities are provisions for liabilities and charges as follows:
	Payment Protection Insurance (1) £m	Other (2) £m	Total £m
At 1 January 2011	—	624	624
Transfer from accruals and other liabilities	215	—	215
Currency translation and other movements	—	22	22
Charge to income statement - continuing operations	850	166	1,016
Releases to income statement - continuing operations	—	(53)	(53)
Provisions utilised	(320)	(193)	(513)
At 31 December 2011	745	566	1,311

Notes:
(1)
The FSA published its final policy statement on Payment Protection Insurance (PPI) complaint handling and redress in August 2010. The new rules impose significant changes with respect to the handling of mis-selling PPI complaints. In October 2010, the British Bankers’ Association (BBA) filed an application for judicial review of the FSA’s policy statement and of related guidance issued by the Financial Ombudsman Service (FOS). In April 2011, the High Court issued judgment in favour of the FSA and the FOS and in May 2011, the BBA announced that it would not appeal that judgment.  During 2011, the Group reached agreement with the FSA on a process for implementation of its policy statement and for the future handling of PPI complaints following which it recorded a provision of £850 million in respect of PPI.

The principal assumptions underlying the PPI provision are: an assessment of the total number of complaints that the Group will receive; the proportion of these complaints that will result in redress; and the average cost of such redress. To determine the number of complaints that it expects to receive the Group has analysed the population of PPI policies sold by vintage and by product.  Estimates of the percentage of policyholders that will lodge complaints (the take up rate) and of the number of these that will be upheld have been established based on historical experience, guidance set out in the FSA policy statements and on anticipated customer contact. A one percent rise in the take up rate across the entire population of PPI policies would increase the provision by £95 million; a one percent fall would reduce the provision by the same amount. Interest that will be payable on successful complaints has been included in the provision as has the estimated cost to the Group of administering the redress process. The Group expects the majority of the cash outflows associated with this provision to have occurred by the end of 2013. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, uphold rates and average redress costs; and in particular, the results of the past book review to be conducted in 2012 and any additional reviews that may be required.

(2)	Includes property provisions and other provisions arising in the normal course of business.

Notes on the consolidated accounts continued

23 Deferred tax
	2011	2010	2009
	£m	£m	£m
Deferred tax liability	1,945	2,142	2,811
Deferred tax asset	(3,878)	(6,373)	(7,039)
Net deferred tax asset	(1,933)	(4,231)	(4,228)

Net deferred tax asset comprised:

	Pension	Accelerated capital allowances	Provisions	Deferred gains	IFRS transition	Fair value of financial instruments	Available- for-sale financial assets	Intangibles	Cash flow hedging	Share schemes	Tax losses carried forward	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2010	(724)	2,815	(1,480)	136	(373)	(184)	(391)	1,108	(60)	(8)	(5,134)	67	(4,228)
Transfers to disposal groups	—	(120)	(149)	—	—	—	1	—	—	—	—	—	(268)
(Disposal)/ acquisition of subsidiaries	(32)	—	148	—	—	—	120	(631)	6	—	—	65	(324)
Charge/(credit) to income statement	46	(91)	(24)	(21)	77	(20)	(160)	(12)	273	(12)	470	(102)	424
Charge/(credit) to other comprehensive income	73	—	—	(2)	—	—	(434)	—	133	(6)	397	6	167
Currency translation and other adjustments	(1)	52	(96)	(25)	—	112	23	(36)	(61)	(5)	(7)	42	(2)
At 1 January 2011	(638)	2,656	(1,601)	88	(296)	(92)	(841)	429	291	(31)	(4,274)	78	(4,231)
Transfers to disposal groups	—	(308)	(52)	—	—	16	—	—	—	—	159	52	(133)
Acquisition/ (disposal) of subsidiaries	4	(76)	39	7	—	—	—	(1)	(1)	—	—	—	(28)
Charge/(credit) to income statement	223	27	344	262	77	46	(13)	(178)	22	(3)	394	(152)	1,049
(Credit)/charge to other comprehensive income	(86)	—	—	1	—	—	780	—	238	14	415	—	1,362
Currency translation and other adjustments	4	7	(4)	1	—	(3)	22	2	—	3	12	(4)	(48)
At 31 December 2011	(493)	2,306	(1,274)	359	(219)	(33)	(52)	252	550	(17)	(3,294)	(18)	(1,933)

Notes:
(1)
Deferred tax assets are recognised depending on the availability of future taxable profits in excess of profits arising from the reversal of other temporary differences. Business projections prepared for impairment reviews (see Note 17) indicate it is probable that sufficient future taxable income will be available against which to offset these recognised deferred tax assets within six years. UK losses do not expire and Netherlands losses expire after nine years. In jurisdictions where doubt exists over the availability of future taxable profits, deferred tax assets of £3,246 million (2010 - £2,008 million; 2009 - £2,163 million) have not been recognised in respect of tax losses carried forward of £16,691 million
(2010 - £9,869 million; 2009 - £7,759 million). Of these losses, none will expire within one year, £392 million within five years and £9,505 million thereafter. The balance of tax losses carried forward has no time limit.

(2)
Deferred tax liabilities of £249 million (2010 and 2009 - £279 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further tax. No tax is expected to arise in the foreseeable future in respect of held-over gains. Changes to UK tax legislation largely exempts overseas dividends received on or after 1 July 2009 from UK tax.

Notes on the consolidated accounts continued

24 Insurance business

	2011	2010	2009
	£m	£m	£m
Insurance premium income	4,526	5,379	5,529
Reinsurers' share	(270)	(251)	(263)
Net premium income	4,256	5,128	5,266

Insurance claims	3,084	4,932	4,492
Reinsurers' share	(116)	(149)	(135)
Net claims	2,968	4,783	4,357

Insurance liabilities
General insurance business	6,219	6,726	5,802
Life assurance business
- disposed	—	—	4,397
- retained	93	68	82
	6,312	6,794	10,281

General insurance business
(i) Claims and loss adjustment expenses.
	Gross	Reinsurance	Net
	£m	£m	£m
Notified claims	4,101	(276)	3,825
Incurred but not reported	1,701	(10)	1,691
At 1 January 2010	5,802	(286)	5,516
Cash paid for claims settled in the year	(3,843)	55	(3,788)
Increase/(decrease) in liabilities
- arising from current year claims	4,459	(24)	4,435
- arising from prior year claims	322	(56)	266
Net exchange differences	(14)	1	(13)
At 31 December 2010	6,726	(310)	6,416

Notified claims	4,375	(305)	4,070
Incurred but not reported	2,351	(5)	2,346
At 1 January 2011	6,726	(310)	6,416
Cash paid for claims settled in the year	(3,555)	80	(3,475)
Increase/(decrease) in liabilities
- arising from current year claims	3,318	(100)	3,218
- arising from prior year claims	(257)	—	(257)
Net exchange differences	(13)	1	(12)
At 31 December 2011	6,219	(329)	5,890

Notified claims	4,269	(318)	3,951
Incurred but not reported	1,950	(11)	1,939
At 31 December 2011	6,219	(329)	5,890

Notes on the consolidated accounts continued

24 Insurance business continued
Outstanding claims provisions are not discounted for the time value of money except for claims, principally motor, settled by periodical payments under the Courts Act 2003. Total reserves for claims outstanding in respect of periodical payments are £1,167 million (2010 - £1,180 million; 2009 - £92 million) gross and £835 million (2010 - £827 million; 2009 - £26 million) net of reinsurance. The corresponding undiscounted amounts are £3,857 million (2010 - £4,321 million; 2009 - £276 million) gross and £2,405 million (2010 - £2,660 million; 2009 - £62 million) net of reinsurance. The amounts for 2011 and 2010 include a provision for estimated periodical payment orders incurred but not reported which is excluded from 2009. The rate of interest used for the calculation of present values is 4.5% (2010 - 4.5%; 2009 - 4.1%). The average interval between the date of the last future cash flow being discounted and the end of the financial year is 50.3 years on open and settled cases.

(ii) Provisions for unearned premiums and unexpired short-term insurance risks.
	Gross £m	Reinsurance £m	Net £m

At 1 January 2010	2,490	(67)	2,423
Increase in the year	2,191	(76)	2,115
Release in the year	(2,393)	71	(2,322)
At 1 January 2011	2,288	(72)	2,216
Increase in the year	1,906	(66)	1,840
Release in the year	(2,257)	78	(2,179)
Foreign exchange and other adjustments	(5)	—	(5)
At 31 December 2011	1,932	(60)	1,872

The unearned premium provision is included within Accruals, deferred income and other liabilities (see Note 22).

	Retained life business 2011 £m	Retained life business 2010 £m	Disposed business 2010 £m
Movement in provision for life business liabilities
At 1 January	68	82	9,526
Premiums received	46	49	234
Fees and expenses	(8)	(14)	(15)
Investment return	1	5	323
Actuarial adjustments	9	(36)	(138)
Account balances paid on surrender and other terminations in the year	(23)	(18)	(575)
Disposal of subsidiaries	—	—	(9,147)
Foreign exchange and other adjustments	—	—	(208)
At 31 December	93	68	—

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

Notes on the consolidated accounts continued

Insurance claims - gross	Accident year
	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	Total £m
Estimate of ultimate claims costs:
At end of accident year	3,013	3,658	3,710	4,265	4,269	4,621	4,080	4,383	4,459	3,318	39,776
One year later	91	(140)	(186)	(92)	(275)	(71)	29	120	(66)		(590)
Two years later	1	(106)	(88)	(147)	(77)	(5)	9	(39)			(452)
Three years later	(12)	(55)	(85)	(60)	(16)	14	31				(183)
Four years later	(17)	(47)	(31)	(55)	2	23					(125)
Five years later	(19)	(21)	—	9	(23)						(54)
Six years later	(11)	(32)	45	(3)							(1)
Seven years later	(14)	28	(14)								—
Eight years later	14	(9)									5
Nine years later	(29)										(29)
Current estimate of cumulative claims	3,017	3,276	3,351	3,917	3,880	4,582	4,149	4,464	4,393	3,318	38,347
Cumulative payments to date	(2,992)	(3,162)	(3,168)	(3,729)	(3,582)	(4,092)	(3,494)	(3,458)	(3,096)	(1,600)	(32,373)
	25	114	183	188	298	490	655	1,006	1,297	1,718	5,974
Liability in respect of earlier years											88
Claims handling costs											157
Gross general insurance claims liability											6,219

Insurance claims - net of reinsurance		Accident year
	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Estimate of ultimate claims costs:
At end of accident year	2,584	3,215	3,514	4,168	4,215	4,572	4,034	4,360	4,435	3,218	38,315
One year later	59	(106)	(168)	(67)	(261)	(90)	24	99	(67)		(577)
Two years later	(12)	(103)	(90)	(161)	(87)	(17)	9	(37)			(498)
Three years later	(3)	(53)	(81)	(64)	(23)	16	27				(181)
Four years later	(21)	(44)	(46)	(60)	10	(3)					(164)
Five years later	(24)	(23)	(19)	4	(42)						(104)
Six years later	(5)	(34)	45	—							6
Seven years later	(11)	20	5								14
Eight years later	10	6									16
Nine years later	(35)										(35)
Current estimate of cumulative claims	2,542	2,878	3,160	3,820	3,812	4,478	4,094	4,422	4,368	3,218	36,792
Cumulative payments to date	(2,536)	(2,805)	(3,008)	(3,647)	(3,530)	(4,030)	(3,466)	(3,428)	(3,078)	(1,572)	(31,100)
	6	73	152	173	282	448	628	994	1,290	1,646	5,692
Liability in respect of earlier years											41
Claims handling costs											157
Net general insurance claims liability											5,890

Claims reserves
It is the Group’s policy to hold claims reserves (including reserves to cover claims which have been incurred but not reported (IBNR reserves)) for all classes at a sufficient level to meet all liabilities as they fall due.

The Group’s focus is on high volume and relatively straightforward products, for example home and motor. This facilitates the generation of comprehensive underwriting and claims data, which are used to price and monitor the risks accepted.

Notes on the consolidated accounts continued

24 Insurance business continued
Loss ratios
The following table shows loss ratios for each major class of business, gross and net of reinsurance.

		2011			2010		2009
		Earned premiums	Claims incurred	Loss ratio	Earned premiums	Loss ratio	Earned premiums	Loss ratio
		£m	£m	%	£m	%	£m	%
Residential property	Gross	1,053	597	57	1,168	55	1,129	53
	Net	992	599	60	1,107	58	1,065	56
Personal motor	Gross	2,385	1,977	83	2,829	125	2,984	103
	Net	2,230	1,880	84	2,760	125	2,901	103
Commercial property	Gross	215	79	37	187	57	182	41
	Net	192	78	41	169	63	166	45
Commercial motor	Gross	122	130	107	120	107	136	100
	Net	121	133	110	119	104	135	98
Other	Gross	705	278	39	837	45	848	51
	Net	701	273	39	834	44	845	51
Total	Gross	4,480	3,061	68	5,141	93	5,279	82
	Net	4,236	2,963	70	4,989	94	5,112	83

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

The following table shows the expected maturity of undiscounted insurance liabilities up to 20 years, excluding those linked directly to the financial assets backing these contracts (2011 and 2010 - nil; 2009 - £4,175 million).

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
	£m	£m	£m	£m	£m	£m
2011	546	1,110	1,592	792	849	502
2010	724	1,503	1,821	898	734	442
2009	561	1,685	1,898	949	665	73

Notes on the consolidated accounts continued

25 Subordinated liabilities
	2011	2010	2009
	£m	£m	£m
Dated loan capital	19,654	20,658	24,597
Undated loan capital	2,558	2,552	8,164
Preference shares	1,116	1,112	2,000
Trust preferred securities	2,991	2,731	2,891
	26,319	27,053	37,652

In a series of exchange and tender offers in April 2009 and May 2010, the Group redeemed certain subordinated debt securities and equity preference shares in exchange for cash or senior debt. The exchanges involving instruments classified as liabilities all met the criteria in IFRS for treatment as the extinguishment of the original liability and the recognition of a new financial liability.

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

Notes on the consolidated accounts continued

25 Subordinated liabilities continued
The following tables analyse the remaining contractual maturity of subordinated liabilities by (1) the final redemption date; and (2) the next call date.

	2012 £m	2013 £m	2014-2016 £m	2017-2021 £m	Thereafter £m	Perpetual £m	Total £m
2011 - final redemption
Sterling	73	158	648	453	—	823	2,155
US dollar	302	555	3,903	1,793	190	4,619	11,362
Euro	220	1,299	2,389	4,296	513	832	9,549
Other	29	—	1,618	1,261	—	345	3,253
	624	2,012	8,558	7,803	703	6,619	26,319

	Currently £m	2012 £m	2013 £m	2014-2016 £m	2017-2021 £m	Thereafter £m	Perpetual £m	Total £m
2011 - call date
Sterling	15	127	218	855	593	176	171	2,155
US dollar	3,230	3,974	765	1,196	824	1,059	314	11,362
Euro	159	2,714	1,299	1,954	2,863	513	47	9,549
Other	9	1,407	489	1,306	42	—	—	3,253
	3,413	8,222	2,771	5,311	4,322	1,748	532	26,319

	2011 £m	2012 £m	2013-2015 £m	2016-2020 £m	Thereafter £m	Perpetual £m	Total £m
2010 - final redemption
Sterling	79	—	817	63	361	806	2,126
US dollar	195	262	3,171	3,054	261	4,398	11,341
Euro	663	—	3,368	3,849	1,611	866	10,357
Other	27	—	1,612	1,252	—	338	3,229
	964	262	8,968	8,218	2,233	6,408	27,053

	Currently £m	2011 £m	2012 £m	2013-2015 £m	2016-2020 £m	Thereafter £m	Perpetual £m	Total £m
2010 - call date
Sterling	172	96	55	1,027	217	530	29	2,126
US dollar	3,099	2,889	1,228	1,960	800	1,052	313	11,341
Euro	613	1,940	849	2,387	3,855	664	49	10,357
Other	672	11	728	1,438	380	—	—	3,229
	4,556	4,936	2,860	6,812	5,252	2,246	391	27,053

	2010 £m	2011 £m	2012-2014 £m	2015-2019 £m	Thereafter £m	Perpetual £m	Total £m
2009 - final redemption
Sterling	122	8	164	1,778	—	2,603	4,675
US dollar	407	196	1,457	5,314	323	5,294	12,991
Euro	1,589	443	1,414	7,360	1,664	4,410	16,880
Other	26	—	554	1,905	—	621	3,106
	2,144	647	3,589	16,357	1,987	12,928	37,652

	Currently £m	2010 £m	2011 £m	2012-2014 £m	2015-2019 £m	Thereafter £m	Perpetual £m	Total £m
2009 - call date
Sterling	174	408	202	496	1,720	1,504	171	4,675
US dollar	1,811	1,814	1,429	3,171	1,139	1,891	1,736	12,991
Euro	564	2,849	1,755	3,142	5,501	709	2,360	16,880
Other	419	576	—	1,025	914	172	—	3,106
	2,968	5,647	3,386	7,834	9,274	4,276	4,267	37,652

Notes on the consolidated accounts continued

Dated loan capital
	2011	2010	2009
	£m	£m	£m
The Royal Bank of Scotland Group plc
US$300 million 6.375% subordinated notes 2011 (redeemed February 2011) (1)	—	199	201
US$750 million 5% subordinated notes 2013 (1)	522	532	503
US$750 million 5% subordinated notes 2014 (1)	558	559	521
US$250 million 5% subordinated notes 2014 (1)	163	162	153
US$675 million 5.05% subordinated notes 2015 (1)	494	492	468
US$350 million 4.7% subordinated notes 2018 (1)	271	252	231

The Royal Bank of Scotland plc
€1,000 million 6% subordinated notes 2013	921	989	1,014
US$50 million floating rate subordinated notes 2013	37	38	36
€500 million 6% subordinated notes 2013	426	439	452
£150 million 10.5% subordinated bonds 2013 (2)	171	177	177
AUD590 million 6% subordinated notes 2014 (callable July 2012)	392	391	330
AUD410 million floating rate subordinated notes 2014 (callable July 2012)	272	272	229
CAD700 million 4.25% subordinated notes 2015 (callable March 2015)	444	452	419
£250 million 9.625% subordinated bonds 2015	297	303	301
US$750 million floating rate subordinated notes 2015 (callable June 2012)	485	483	462
€750 million floating rate subordinated notes 2015	709	725	741
CHF400 million 2.375% subordinated notes 2015	295	287	244
CHF100 million 2.375% subordinated notes 2015	88	83	69
CHF200 million 2.375% subordinated notes 2015	136	136	117
US$500 million floating rate subordinated notes 2016 (callable January 2012)	324	322	308
US$1,500 million floating rate subordinated notes 2016 (callable January 2012)	971	967	926
€500 million 4.5% subordinated notes 2016 (callable January 2012)	420	450	476
CHF200 million 2.75% subordinated notes 2017 (callable December 2012)	138	138	120
€100 million floating rate subordinated notes 2017	84	86	89
€500 million floating rate subordinated notes 2017 (callable June 2012)	419	432	445
€750 million 4.35% subordinated notes 2017 (callable January 2017)	723	721	728
AUD450 million 6.5% subordinated notes 2017 (callable February 2012)	303	302	255
AUD450 million floating rate subordinated notes 2017 (callable February 2012)	298	295	250
US$1,500 million floating rate subordinated callable step-up notes 2017 (callable August 2012)	971	966	925
€2,000 million 6.93% subordinated notes 2018	2,023	1,999	2,017
US$125.6 million floating rate subordinated notes 2020	81	81	78
€1,000 million 4.625% subordinated notes 2021 (callable September 2016)	948	949	962
€300 million CMS linked floating rate subordinated notes 2022 (callable June 2022)	271	280	292
€144.4 million floating rate subordinated notes 2023	157	153	143

National Westminster Bank Plc
€600 million 6% subordinated notes 2010	—	—	564
€500 million 5.125% subordinated notes 2011 (redeemed June 2011)	—	442	455
£300 million 7.875% subordinated notes 2015	371	370	365
£300 million 6.5% subordinated notes 2021	400	367	351

Charter One Financial, Inc.
US$400 million 6.375% subordinated notes 2012	261	265	255

RBS Holdings USA Inc.
US$500 million subordinated loan capital floating rate notes 2010	—	—	311

Notes on the consolidated accounts continued

25 Subordinated liabilities continued

	2011	2010	2009
	£m	£m	£m
First Active plc
£60 million 6.375% subordinated bonds 2018 (callable April 2013)	64	66	66

RBS NV and subsidiaries
€250 million 4.70% CMS linked subordinated notes 2019	136	181	189
€800 million 6.25% fixed rate subordinated notes 2010	—	—	733
€100 million 5.13% flip flop Bermudan callable subordinated notes 2017 (callable December 2012)	78	69	84
€500 million floating rate Bermudan callable subordinated lower tier 2 notes 2018 (3)	—	—	426
€1,000 million floating rate Bermudan callable subordinated lower tier 2 notes 2016 (3)	—	—	862
€13 million zero coupon subordinated notes 2029	14	9	4
€82 million floating rate subordinated notes 2017 (3)	—	—	68
€103 million floating rate subordinated lower tier 2 notes 2020 (3)	—	—	83
€170 million floating rate sinkable subordinated notes 2041	81	240	190
€15 million CMS linked floating rate subordinated lower tier 2 notes 2020	7	10	10
€1,500 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable March 2012)	1,246	1,283	1,326
€5 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable January 2012)	4	4	4
€65 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (3)	—	—	58
US$165 million 6.14% subordinated notes 2019	76	104	132
US$72 million 5.98% subordinated notes 2019	47	42	34
US$500 million 4.65% subordinated notes 2018	354	326	293
US$1,500 million floating rate Bermudan callable subordinated notes 2015 (callable March 2012)	930	927	887
US$100 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (3)	—	—	62
US$36 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (3)	—	—	22
US$1,000 million floating rate Bermudan callable subordinated lower tier 2 notes 2017 (3)	—	—	598
AUD575 million 6.50% Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)	378	371	318
AUD175 million floating rate Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)	111	111	93
€26 million 7.42% subordinated notes 2016	25	26	27
€7 million 7.38% subordinated notes 2016	7	7	7
£42 million amortising MTN subordinated lower tier 2 notes 2010	—	—	7
£25 million amortising MTN subordinated lower tier 2 notes 2011 (redeemed January 2011)	—	3	8
£750 million 5% fixed rate Bermudan callable subordinated upper tier 2 notes 2016 (3)	—	—	727
US$136 million (2010 and 2009 - US$250 million) 7.75% fixed rate subordinated notes 2023	90	163	155
US$150 million 7.13% fixed rate subordinated notes 2093	100	98	93
MYR200 million 4.15% subordinated notes 2017	42	42	36

Non-controlling interests subordinated issues	20	20	12
	19,654	20,658	24,597

Notes:
(1)	On-lent to The Royal Bank of Scotland plc on a subordinated basis.
(2)	Unconditionally guaranteed by the company.
(3)	Transferred to the Dutch State on legal separation of ABN AMRO Holding N.V. in 2010.
(4)
In the event of certain changes in tax laws, dated loan capital issues may be redeemed in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.

(5)	Except as stated above, claims in respect of the Group's dated loan capital are subordinated to the claims of other creditors. None of the Group's dated loan capital is secured.
(6)	Interest on all floating rate subordinated notes is calculated by reference to market rates.

Notes on the consolidated accounts continued

Undated loan capital
	2011	2010	2009
	£m	£m	£m
The Royal Bank of Scotland Group plc
US$106 million (2010 - US$106 million; 2009 - US$163 million) undated floating rate primary capital notes (callable on any interest payment date) (1,2)	69	69	101
US$762 million 7.648% perpetual regulatory tier one securities (callable September 2031) (1,3,4)	497	494	473

The Royal Bank of Scotland plc
£31 million (2010 - £31 million; 2009 - £96 million) 7.375% undated subordinated notes (callable December 2019) (1,2)	31	31	101
£51 million (2010 - £51 million; 2009 - £117 million) 6.25% undated subordinated notes (callable December 2012) (1,2)	53	55	126
£56 million (2010 - £56 million; 2009 - £138 million) 6% undated subordinated notes (callable September 2014) (1,2)	62	61	143
€176 million (2010 - €176 million; 2009 - €197 million) 5.125% undated subordinated notes (callable July 2014) (1,2)	161	166	194
€170 million (2010 - €170 million; 2009 - €243 million) floating rate undated subordinated notes (callable July 2014) (1,2)	141	145	214
£54 million (2010 - £54 million; 2009 - £178 million) 5.125% undated subordinated notes (callable March 2016) (1,2)	61	58	189
£200 million 5.125% subordinated upper tier 2 notes	—	—	210
£35 million (2010 - £35 million; 2009 - £260 million) 5.5% undated subordinated notes (callable December 2019) (1,2)	37	35	272
£21 million (2010 - £21 million; 2009 - £174 million) 6.2% undated subordinated notes (callable March 2022) (1,2)	45	43	206
£103 million (2010 - £103 million; 2009 - £145 million) 9.5% undated subordinated bonds (callable August 2018) (1,2,5)	137	130	176
£22 million (2010 - £22 million; 2009 - £83 million) 5.625% undated subordinated notes (callable September 2026) (1,2)	23	21	90
£19 million (2010 - £19 million; 2009 - £201 million) 5.625% undated subordinated notes (callable June 2032) (1,2)	13	20	199
£1 million (2010 - £1 million; 2009 - £190 million) 5% undated subordinated notes (callable September 2012) (1,2)	1	2	197
JPY25 billion 2.605% undated subordinated notes	—	—	173
CAD474 million (2010 - CAD474 million; 2009 - CAD700 million) 5.37% fixed rate undated subordinated notes (callable May 2016) (2)	347	340	452

National Westminster Bank Plc
US$193 million (2010 - US$193 million; 2009 - US$332 million) primary capital floating rate notes, Series A (callable on any interest payment date) (1,2)	124	124	205
US$229 million (2010 - US$229 million; 2009 - US$293 million) primary capital floating rate notes, Series B (callable on any interest payment date) (1,2)	148	148	182
US$285 million (2010 - US$285 million; 2009 - US$312 million) primary capital floating rate notes, Series C (callable on any interest payment date) (1,2)	184	184	192
€178 million (2010 - €178 million; 2009 - €400 million) 6.625% fixed/floating rate undated subordinated notes (callable on any interest payment date) (2)	150	154	358
€10 million (2010 - €10 million; 2009 - €100 million) floating rate undated step-up notes (callable on any interest payment date) (2)	9	9	90
£87 million (2010 - £87 million; 2009 - £162 million) floating undated subordinated step-up notes (callable January 2015) (1,2)	91	89	174
£53 million (2010 - £53 million; 2009 - £127 million) 7.125% undated subordinated step-up notes (callable October 2022) (1,2)	56	54	127
£35 million (2010 - £35 million; 2009 - £55 million) 11.5% undated subordinated notes (callable December 2022) (1,2,6)	42	42	79

Notes on the consolidated accounts continued

25 Subordinated liabilities continued

	2011	2010	2009
	£m	£m	£m
First Active plc
£20 million 11.75% perpetual tier two capital	26	26	26
€38 million 11.375% perpetual tier two capital	48	50	51
£1.3 million floating rate perpetual tier two capital	2	2	2

RBS NV and subsidiaries
€1,000 million 4.31% perpetual Bermudan callable subordinated tier 1 notes (callable March 2016) (7)	—	—	834
€800 million 10% fixed perpetual mandatory convertible tier 1 notes 2099 (7)	—	—	716
€967 million 10% fixed perpetual mandatory convertible tier 1 notes 2072 (7)	—	—	866
€833 million 10% fixed perpetual mandatory convertible tier 1 notes 2073 (7)	—	—	746
	2,558	2,552	8,164

Notes:
(1)	Partially repurchased following completion of the exchange and tender offers in April 2009.
(2)	Partially repurchased following completion of the exchange and tender offers in May 2010.
(3)	On-lent to The Royal Bank of Scotland plc on a subordinated basis.
(4)	The company can satisfy interest payment obligations by issuing sufficient ordinary shares to appointed Trustees to enable them, on selling these shares, to settle the interest payment.
(5)	Guaranteed by the company.
(6)	Exchangeable at the option of the issuer into 8.392% (gross) non-cumulative preference shares of £1 each of National Westminster Bank Plc at any time.
(7)	Transferred to the Dutch State on legal separation of ABN AMRO Holding N.V. in 2010.
(8)	Except as stated above, claims in respect of the Group's undated loan capital are subordinated to the claims of other creditors. None of the Group's undated loan capital is secured.
(9)
In the event of certain changes in tax laws, undated loan capital issues may be redeemed in whole, but not in part, at the option of the Group, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.

(10)	Interest on all floating rate subordinated notes is calculated by reference to market rates.

Preference shares
	2011	2010	2009
	£m	£m	£m
The Royal Bank of Scotland Group plc (1)
Non-cumulative preference shares of US$0.01
Series F US$156 million (2010 - US$156 million; 2009 - US$200 million) 7.65% (redeemable at option of issuer) (2)	101	101	123
Series H US$242 million (2010 - US$242 million; 2009 - US$300 million) 7.25% (redeemable at option of issuer) (2)	157	156	185
Series L US$751 million (2010 - US$751 million; 2009 - US$850 million) 5.75% (redeemable at option of issuer) (2)	485	484	524

Non-cumulative convertible preference shares of US$0.01
Series 1 US$65 million (2010 - US$65 million; 2009 - US$1,000 million) 9.118% (redeemable at option of issuer) (3)	43	43	630

Non-cumulative convertible preference shares of £0.01
Series 1 £15 million (2010 - £15 million; 2009 - £200 million) 7.387% (redeemable at option of issuer) (3)	15	15	199

Cumulative preference shares of £1
£0.5 million 11% and £0.4 million 5.5% (non-redeemable)	1	1	1

National Westminster Bank Plc
Non-cumulative preference shares of £1
Series A £140 million 9% (non-redeemable)	145	144	145

Non-cumulative preference shares of US$25
Series C US$246 million (2010 - US$246 million; 2009 - US$300 million) 7.7628% (2,4)	169	168	193
	1,116	1,112	2,000

Notes:
(1)	Further details of the contractual terms of the preference shares are given in Note 27.
(2)	Partially repurchased following completion of the exchange and tender offers in May 2010.
(3)	Partially converted into ordinary shares in the company in 2010.
(4)	Series C preference shares each carry a gross dividend of 8.625% inclusive of associated tax credit. Redeemable at the option of the issuer at par.

Notes on the consolidated accounts continued

Trust preferred securities
	2011	2010	2009
	£m	£m	£m
€391 million 6.467% (redeemable June 2012) (1,2)	340	339	362
US$486 million (2010 and 2009 - US$486 million) 6.8% (perpetual callable September 2009) (1,2)	309	289	300
US$318 million (2010 - US$318 million; 2009 - US$322 million) 4.709% (redeemable July 2013) (1,2,3)	210	190	196
US$394 million 6.425% (redeemable January 2034) (1,2)	382	291	280

RBS NV and subsidiaries (4)
US$1,285 million 5.90% Trust Preferred V	684	633	696
US$200 million 6.25% Trust Preferred VI	108	100	107
US$1,800 million 6.08% Trust Preferred VII	958	889	950
	2,991	2,731	2,891

Notes:
(1)
The trust preferred securities issued by subsidiaries have no maturity date and are not redeemable at the option of the holders at any time. These securities may, with the consent of the UK Financial Services Authority, be redeemed by the issuer on the dates specified above or on any interest payment date thereafter. They may also be redeemed in whole, but not in part, upon the occurrence of certain tax and regulatory events. Dividends are non-cumulative and may, subject to the restrictions described in (5) below, be paid provided distributable profits are sufficient unless payment would breach the capital adequacy requirements of the UK Financial Services Authority.  Distributions are not made if dividends are not paid on any series of the company’s non-cumulative preference shares. The company classifies its obligations to these subsidiaries as dated loan capital.

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

(5)	The trust preferred securities are subject to restrictions on dividend payments agreed with the European Commission (see page 352).

Notes on the consolidated accounts continued

26 Non-controlling interests
	ABN AMRO	Other interests	Total
	£m	£m	£m
At 1 January 2010	14,668	2,227	16,895
Currency translation and other adjustments	(529)	63	(466)
(Loss)/profit attributable to non-controlling interests
- continuing operations	(121)	61	(60)
- discontinued operations	(605)	—	(605)
Dividends paid	(4,028)	(172)	(4,200)
Losses on available-for-sale financial assets, net of tax	(21)	—	(21)
Movements in cash flow hedging reserves, net of tax	955	—	955
Equity raised	501	58	559
Equity withdrawn and disposals	(10,525)	(773)	(11,298)
Transfer to retained earnings	—	(40)	(40)
At 1 January 2011	295	1,424	1,719
Currency translation and other adjustments	(20)	(34)	(54)
Profit/(loss) attributable to non-controlling interests
- continuing operations	(7)	(7)	(14)
- discontinued operations	42	—	42
Dividends paid	—	(40)	(40)
Losses on available-for-sale financial assets, net of tax	2	—	2
Equity withdrawn and disposals	(29)	(392)	(421)
At 31 December 2011	283	951	1,234

ABN AMRO represents the other Consortium Members' interests in RFS Holdings B.V. The capital and income rights of shares issued by RFS Holdings B.V. are linked to the net assets and income of the ABN AMRO business units which the individual Consortium Members agreed to acquire. The distribution to other Consortium Members of their respective interests occurred in 2010. Equity withdrawn in respect of ABN AMRO in 2010 relates to distributions to Consortium Members.

Other non-controlling interests include the following trust preferred securities:
	2011	2010	2009
	£m	£m	£m
US$357 million 5.512% (redeemable September 2014) (1)	198	198	198
US$276 million (2010 - US$276 million; 2009 - US$470 million) 3 month US$ LIBOR plus 0.80% (redeemable September 2014) (1,2)	153	153	261
€166 million 4.243% (redeemable January 2016) (1)	112	112	112
£93 million 5.6457% (redeemable June 2017) (1)	93	93	93
	556	556	664

Notes:
(1)	Partially repurchased following completion of the exchange and tender offers in April 2009.
(2)	Partially repurchased following completion of the exchange and tender offers in May 2010.
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

(4)	The trust preferred securities are subject to restrictions on dividend payments agreed with the European Commission (see page 352).

Notes on the consolidated accounts continued

27 Share capital
	Allotted, called up and fully paid
	1 January 2011	Issued during the year	31 December 2011
	£m	£m	£m
Ordinary shares of 25p	14,614	193	14,807
B shares of £0.01	510	—	510
Dividend access share of £0.01	—	—	—
Non-cumulative preference shares of US$0.01	1	—	1
Non-cumulative convertible preference shares of US$0.01	—	—	—
Non-cumulative preference shares of €0.01	—	—	—
Non-cumulative convertible preference shares of £0.01	—	—	—
Non-cumulative preference shares of £1	—	—	—
Cumulative preference shares of £1	1	—	1

	Allotted, called up and fully paid
Number of shares - thousands	2011	2010	2009
Ordinary shares of 25p	59,228,412	58,458,131	56,365,721
B shares of £0.01	51,000,000	51,000,000	51,000,000
Dividend access share of £0.01 (1)	—	—	—
Non-voting deferred shares of £0.01	—	—	2,660,556
Non-cumulative preference shares of US$0.01	209,609	209,609	308,015
Non-cumulative convertible preference shares of US$0.01	65	65	1,000
Non-cumulative preference shares of €0.01	2,044	2,044	2,526
Non-cumulative convertible preference shares of £0.01	15	15	200
Non-cumulative preference shares of £1	54	54	750
Cumulative preference shares of £1	900	900	900

Note:
(1)	One dividend access share in issue.

Movement in ordinary shares in issue - thousands	Ordinary shares of 25p
At 1 January 2010	56,365,721
Shares issued	2,092,410
At 1 January 2011	58,458,131
Shares issued	770,281
At 31 December 2011	59,228,412

Ordinary shares
During the year, the issued ordinary share capital was increased by 770 million ordinary shares in connection with employee share schemes.

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

Notes on the consolidated accounts continued

27 Share capital continued
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

Notes on the consolidated accounts continued

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

28 Other equity
Paid-in equity - notes issued under the company's euro medium term note programme with an initial par value of US$1,600 million and CAD600 million are classified as equity under IFRS. The notes attract coupons of 6.99% and 6.666% respectively until October 2017 when they change to 2.67% above the London interbank offered rate for 3-month US dollar deposits and 2.76% above the Canadian dollar offered rate respectively. Paid-in equity of US$1,036 million was repurchased in April 2009 and CAD279 million was repurchased in May 2010 as part of the liability management exercises.

Merger reserve - on 1 January 2009, the merger reserve comprised the premium on shares issued to acquire NatWest less goodwill amortisation charged under previous GAAP. No share premium was recorded in the company financial statements through the operation of the merger relief provisions of the Companies Act 1985.

Under the arrangements for accession to APS in December 2009, the company issued B shares in exchange for shares in Aonach Mor Limited. No share premium was recorded in the company financial statements through the operation of the merger relief provisions of the Companies Act 2006. The subsequent redemption of these shares gave rise to distributable profits of £50 million in 2011, £12,250 million in 2010 and £9,950 million in 2009, which were transferred from merger reserve to retained earnings.

Capital redemption reserve - under UK companies legislation, when shares are redeemed or purchased wholly or partly out of the company's profits, the amount by which the company's issued share capital is diminished must be transferred to the capital redemption reserve.  The capital maintenance provisions of UK companies legislation apply to the capital redemption reserve as if it were part of the company’s paid up share capital.

Contingent capital reserve - in December 2009, HM Treasury agreed to subscribe for up to 16 billion B shares of 1p each at 50p per share subject to certain conditions including the Group's Core Tier 1 capital ratio falling below 5%. The fair value of the consideration payable by the company on entering into this agreement amounted to £1,458 million; of this £1,208 million was debited to the contingent capital reserve.

Own shares held - at 31 December 2011, 1.6 billion (2010 - 1.7 billion; 2009 - 139 million) ordinary shares of 25p each of the company were held by Employee Share Trusts in respect of share awards and options granted to employees. Employee share trusts awarded 84.2 million ordinary shares in satisfaction of the exercise of awards under employee share plans during the year.

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

Notes on the consolidated accounts continued

29 Leases
Year in which receipt will occur	Finance lease contracts and hire purchase agreements				Operating lease assets: future minimum lease rentals £m
	Gross amounts £m	Present value adjustments £m	Other movements £m	Present value £m
2011
Within 1 year	3,996	(340)	(29)	3,627	406
After 1 year but within 5 years	6,806	(763)	(193)	5,850	605
After 5 years	5,822	(2,710)	(270)	2,842	359
Total	16,624	(3,813)	(492)	12,319	1,370

2010
Within 1 year	3,559	(309)	(20)	3,230	997
After 1 year but within 5 years	7,833	(795)	(245)	6,793	2,388
After 5 years	7,843	(2,763)	(263)	4,817	998
Total	19,235	(3,867)	(528)	14,840	4,383

2009
Within 1 year	3,617	(534)	(30)	3,053	781
After 1 year but within 5 years	8,582	(1,890)	(212)	6,480	2,514
After 5 years	11,251	(2,461)	(334)	8,456	1,018
Total	23,450	(4,885)	(576)	17,989	4,313

	2011	2010	2009
	£m	£m	£m
Nature of operating lease assets on the balance sheet
Transportation	1,549	6,162	6,039
Cars and light commercial vehicles	995	1,016	1,352
Other	161	208	403
	2,705	7,386	7,794

Amounts recognised as income and expense
Finance leases - contingent rental income	(133)	(160)	(139)
Operating leases - minimum rentals payable	490	519	556

Finance lease contracts and hire purchase agreements
Accumulated allowance for uncollectable minimum receivables	347	401	313

Notes on the consolidated accounts continued

Residual value exposures
The table below gives details of the unguaranteed residual values included in the carrying value of finance lease receivables (see pages 299 to 302) and operating lease assets (see pages 332 and 333).

	Year in which residual value will be recovered
	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years	Total
2011	£m	£m	£m	£m	£m
Operating leases
- transportation	244	314	187	390	1,135
- cars and light commercial vehicles	458	75	105	2	640
- other	23	21	33	8	85
Finance lease contracts	26	48	147	270	491
Hire purchase agreements	—	—	1	—	1
	751	458	473	670	2,352

2010
Operating leases
- transportation	357	457	1,834	2,097	4,745
- cars and light commercial vehicles	503	109	100	9	721
- other	30	20	39	13	102
Finance lease contracts	20	41	131	263	455
Hire purchase agreements	—	3	70	—	73
	910	630	2,174	2,382	6,096

2009
Operating leases
- transportation	164	327	1,607	2,255	4,353
- cars and light commercial vehicles	624	134	113	7	878
- other	31	32	40	7	110
Finance lease contracts	23	35	96	313	467
Hire purchase agreements	7	20	61	21	109
	849	548	1,917	2,603	5,917

The Group provides asset finance to its customers through acting as a lessor. It purchases plant, equipment and intellectual property, renting them to customers under lease arrangements that, depending on their terms, qualify as either operating or finance leases.

Notes on the consolidated accounts continued

30 Securitisations and asset transfers
Secured funding
The Group has access to secured funding markets through own-asset securitisation and covered bond funding programmes to complement existing wholesale funding programmes and access to the repo markets. The Group monitors and manages encumbrance levels related to these secured funding programmes. This includes the potential encumbrance of Group assets that could be used in own-asset securitisations and/or covered bonds that could be used as contingent liquidity.

Own-asset securitisations
The Group has a programme of own-asset securitisations where assets are transferred to bankruptcy remote SPEs funded by the issue of debt securities. The majority of the risks and rewards of the portfolio are retained by the Group and these SPEs are consolidated and all of the transferred assets retained on the Group’s balance sheet. In some own-asset securitisations, the Group may purchase all the issued securities which are available to be pledged as collateral for repurchase agreements with major central banks.

Covered bond programme
Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of covered bonds by the Group. The Group retains all of the risks and rewards of these loans, the partnerships are consolidated, the loans retained on the Group’s balance sheet and the related covered bonds included within debt securities in issue.

The following table shows:
(i)	the asset categories that have been pledged to secured funding structures, including assets backing publicly issued own-asset securitisations and covered bonds; and
(ii)	any currently unencumbered assets that could be substituted into those portfolios or used to collateralise debt securities which may be retained by the Group for contingent liquidity purposes.

	2011				2010				2009
		Debt securities in issue				Debt securities in issue				Debt securities in issue
Asset type (1)	Assets £m	Held by third parties (2) £m	Held by the Group (3) £m	Total £m	Assets £m	Held by third parties (2) £m	Held by the Group (3) £m	Total £m	Assets £m	Held by third parties (2) £m	Held by the Group (3) £m	Total £m
Mortgages
- UK (RMBS)	49,549	10,988	47,324	58,312	53,132	13,047	50,028	63,075	55,387	10,138	53,356	63,494
- UK (covered bonds)	15,441	9,107	—	9,107	8,046	4,100	—	4,100	—	—	—	—
- Irish	12,660	3,472	8,670	12,142	15,034	5,101	11,152	16,253	14,540	5,799	6,905	12,704
UK credit cards	4,037	500	110	610	3,993	34	1,500	1,534	2,975	1,592	1,500	3,092
UK personal loans	5,168	—	4,706	4,706	5,795	—	5,383	5,383	8,411	—	8,160	8,160
Other loans (4)	19,778	4	20,577	20,581	25,193	974	23,186	24,160	28,037	1,010	25,290	26,300
	106,633	24,071	81,387	105,458	111,193	23,256	91,249	114,505	109,350	18,539	95,211	113,750
Cash deposits (5)	11,998				13,068				12,016
	118,631				124,261				121,366

Notes:
(1)	Assets that have been pledged to the SPEs which itself is a subset of the total portfolio of eligible assets within a collateral pool.
(2)	Debt securities that have been sold to third party investors and represents a source of external wholesale funding.
(3)
Debt securities issued pursuant to own-asset securitisations where the debt securities are retained by the Group as a source of contingent liquidity where those securities can be used in repurchase agreements with central banks.

(4)	Comprises corporate, social housing and student loans.
(5)
At 31 December 2011, cash deposits comprised £11.2 billion from mortgage repayments and £0.8 billion from other loan repayments held in the SPEs, to repay debt securities issued by the own-asset securitisation vehicles (2010 - £12.3 billion and £0.8 billion; 2009 - £11.1 billion and £0.9 billion respectively).

Notes on the consolidated accounts continued

Continuing involvement
In certain securitisations of US residential mortgages, substantially all the risks and rewards have been neither transferred nor retained, but the Group has retained control, as defined by IFRS, of the assets and continues to recognise the assets to the extent of its continuing involvement which takes the form of retaining certain subordinated bonds issued by the securitisation SPEs. These bonds have differing rights and, depending on their terms, they may expose the Group to interest rate risk where they carry a fixed coupon or to credit risk depending on the extent of their subordination. Certain bonds entitle the Group to additional interest if the portfolio performs better than expected and others give the Group the right to prepayment penalties received on the securitised mortgages.  At 31 December 2011, securitised assets were £0.6 billion (2010 - £2.3 billion; 2009 - £3.1 billion); retained interest £72 million (2010 - £286 million; 2009 - £102 million); subordinated assets £3 million (2010 - £4 million; 2009 - £91 million); and related liabilities £3 million (2010 - £4 million; 2009 - £33 million).

The Group retained interests in securitised financial assets take the form of senior or subordinated securities.  These interests predominantly relate to mortgage-backed securities which were re-securitised.  Retained interests are generally not held to maturity and are typically sold after settlement of the securitisation.  Retained interests may be subordinated to other investors' interests.  Third party investors and securitisation trusts have no recourse to the Group's other assets for failure of debtors to perform on the securitised loans or securities, effectively transferring the risk of future credit losses to the purchasers of the securities issued by the trust.  The value of retained interest varies and is subject to credit, interest rate, prepayment, and other risks of the transferred assets.  In the ordinary course of business, the Group does not provide any other financial support to the securitisation trusts other than holding these retained interests.

Securities repurchase agreements and lending transactions
The Group enters into securities repurchase agreements and securities lending transactions under which it transfers securities in accordance with normal market practice. Generally, the agreements require additional collateral to be provided if the value of the securities falls below a predetermined level.  Under standard terms for repurchase transactions in the UK and US markets, the recipient of collateral has an unrestricted right to sell or repledge it, subject to returning equivalent securities on settlement of the transaction.

Securities sold under repurchase transactions are not derecognised if the Group retains substantially all the risks and rewards of ownership.  The fair value (and carrying value) of securities transferred under such repurchase transactions included within debt securities on the balance sheet, are set out below. All of these securities could be sold or repledged by the holder.

Assets pledged in securities repurchase agreements and lending transactions	2011 £m	2010 £m	2009 £m
Debt securities	79,480	80,104	66,883
Equity shares	6,534	5,148	3,409

Other collateral given
This primarily relates to cash collateral relating to derivative contracts as well as assets pledged for bank and other borrowings.

Assets pledged against liabilities	2011 £m	2010 £m	2009 £m
Loans and advances to banks	19,691	27,271	25,712
Loans and advances to customers	52,225	46,352	38,924
Debt securities	3,713	7,200	8,723
	75,629	80,823	73,359

Liabilities secured by assets
Deposits by banks	6,369	10,565	12,724
Customer accounts	2,663	3,599	3,319
Debt securities in issue	—	—	1,237
Derivatives	82,356	93,570	65,225
	91,388	107,734	82,505

Notes on the consolidated accounts continued

31 Capital resources
The Group's regulatory capital resources in accordance with Financial Services Authority (FSA) definitions were as follows:

Shareholders’ equity (excluding non-controlling interests)	2011 £m	2010 £m	2009 £m
Shareholders’ equity per balance sheet	74,819	75,132	77,736
Preference shares - equity	(4,313)	(4,313)	(7,281)
Other equity instruments	(431)	(431)	(565)
	70,075	70,388	69,890

Non-controlling interests
Non-controlling interests per balance sheet	1,234	1,719	16,895
Non-controlling preference shares	(548)	(548)	(656)
Other adjustments to non-controlling interests for regulatory purposes	(259)	(259)	(497)
	427	912	15,742

Regulatory adjustments and deductions
Own credit	(2,634)	(1,182)	(1,057)
Unrealised losses on AFS debt securities	1,065	2,061	1,888
Unrealised gains on AFS equity shares	(108)	(25)	(134)
Cash flow hedging reserve	(879)	140	252
Other adjustments for regulatory purposes	571	204	(193)
Goodwill and other intangible assets	(14,858)	(14,448)	(17,847)
50% excess of expected losses over impairment provisions (net of tax)	(2,536)	(1,900)	(2,558)
50% of securitisation positions	(2,019)	(2,321)	(1,353)
50% of APS first loss	(2,763)	(4,225)	(5,106)
	(24,161)	(21,696)	(26,108)

Core Tier 1 capital	46,341	49,604	59,524

Other Tier 1 capital
Preference shares - equity	4,313	4,313	7,281
Preference shares - debt	1,094	1,097	3,984
Innovative/hybrid Tier 1 securities	4,667	4,662	5,213
	10,074	10,072	16,478

Tier 1 deductions
50% of material holdings	(340)	(310)	(601)
Tax on excess of expected losses over impairment provisions	915	758	1,020
	575	448	419

Total Tier 1 capital	56,990	60,124	76,421

Notes on the consolidated accounts continued

Qualifying Tier 2 capital	2011 £m	2010 £m	2009 £m
Undated subordinated debt	1,838	1,852	4,950
Dated subordinated debt - net of amortisation	14,527	16,745	20,063
Reserves arising on revaluation of property	—	—	73
Unrealised gains on AFS equity shares	108	25	134
Collectively assessed impairment provisions	635	778	796
Non-controlling Tier 2 capital	11	11	11
	17,119	19,411	26,027

Tier 2 deductions
50% of securitisation positions	(2,019)	(2,321)	(1,353)
50% excess of expected losses over impairment provisions	(3,451)	(2,658)	(3,578)
50% of material holdings	(340)	(310)	(601)
50% of APS first loss	(2,763)	(4,225)	(5,106)
	(8,573)	(9,514)	(10,638)

Total Tier 2 capital	8,546	9,897	15,389

Supervisory deductions
Unconsolidated investments
- RBS Insurance	(4,354)	(3,962)	(4,068)
- Other investments	(239)	(318)	(404)
Other deductions	(235)	(452)	(93)
	(4,828)	(4,732)	(4,565)

Total regulatory capital (1)	60,708	65,289	87,245

Note:
(1)
Total capital includes certain instruments issued by RBS N.V. Group that are treated consistent with the local implementation of the Capital Requirements Directive (including the transitional provisions of that Directive). The FSA formally confirmed this treatment in 2012.

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

Notes on the consolidated accounts continued

32 Memorandum items
Contingent liabilities and commitments
The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2011. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group's expectation of future losses.

	Less than 1 year	More than 1 year but less than 3 years	More than 3 years but less than 5 years	Over 5 years	2011	2010	2009
	£m	£m	£m	£m	£m	£m	£m
Contingent liabilities
Guarantees and assets pledged as collateral security	13,512	3,514	2,082	5,924	25,032	31,101	40,008
Other contingent liabilities	4,631	1,958	2,373	1,950	10,912	12,254	14,012
	18,143	5,472	4,455	7,874	35,944	43,355	54,020

Commitments (1)
Undrawn formal standby facilities, credit lines and other commitments to lend
- less than one year	100,092	—	—	—	100,092	117,581	127,423
- one year and over	17,626	38,175	65,441	18,629	139,871	149,241	164,211
Other commitments	721	132	2,059	—	2,912	4,154	6,007
	118,439	38,307	67,500	18,629	242,875	270,976	297,641

Note:
(1)	Includes liquidity facilities provided to Group sponsored conduits as detailed on page 83.

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

Notes on the consolidated accounts continued

Contractual obligations for future expenditure not provided for in the accounts
The following table shows contractual obligations for future expenditure not provided for in the accounts at the year end.

	2011 £m	2010 £m	2009 £m
Operating leases
Minimum rentals payable under non-cancellable leases (1)
- within 1 year	468	497	479
- after 1 year but within 5 years	1,453	1,515	1,691
- after 5 years	2,714	2,892	3,055
	4,635	4,904	5,225
Property, plant and equipment
Contracts to buy, enhance or maintain investment properties	—	2	—
Contracts to buy assets to be leased under operating leases (2,3)	2,607	2,585	2,724
Other capital expenditure	35	150	89
	2,642	2,737	2,813

Contracts to purchase goods or services (4)	1,130	950	1,025
	8,407	8,591	9,063

Notes:
(1)	Predominantly property leases.
(2)	Of which due within 1 year: £486 million (2010 - £263 million; 2009 - £370 million).
(3)	At 31 December 2011, £2,607 million related to the RBS Aviation Capital business which is included in disposal groups.
(4)	Of which due within 1 year: £483 million (2010 - £440 million; 2009 - £579 million).

Trustee and other fiduciary activities
In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group's financial statements. The Group earned fee income of £502 million (2010 - £629 million; 2009 - £1,355 million) from these activities.

The Financial Services Compensation Scheme
The Financial Services Compensation Scheme (FSCS), the UK's statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the industry. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March), subject to annual maxima set by the Financial Services Authority. In addition, the FSCS has the power to raise levies on a firm that has ceased to participate in the scheme and is in the process of ceasing to be authorised for the costs that it would have been liable to pay had the FSCS made a levy in the financial year it ceased to be a participant in the scheme.

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

The Group has accrued £157 million for its share of FSCS levies for the 2011/12 and 2012/13 scheme years.

Notes on the consolidated accounts continued

32 Memorandum items continued
Litigation and Investigations
RBSG and certain Group members are party to legal proceedings, investigations and regulatory matters in the United Kingdom, the United States and other jurisdictions, arising out of their normal business operations. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability. The Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss.  Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim.  The Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

While the outcome of the legal proceedings, investigations and regulatory matters in which the Group is involved is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as at 31 December 2011.

Other than as set out in these sections entitled ‘Litigation’ and ‘Investigations, reviews and proceedings’, no member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which RBSG is aware) during the 12 months prior to the date of this document which may have, or have had in the recent past, significant effects on the financial position or profitability of RBSG and/or the Group taken as a whole.

In each of the material legal proceedings and investigations, reviews and proceedings described below, unless specifically noted otherwise, it is not possible to reliably estimate with any certainty the liability, if any, or the effect these proceedings investigations and reviews, and any related developments, may have on the Group.  However, in the event that any such matters were resolved against the Group, these matters could, individually or in the aggregate, have a material adverse effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Litigation
Set out below are descriptions of the material legal proceedings involving the Group.

Shareholder litigation
RBSG and certain of its subsidiaries, together with certain current and former individual officers and directors have been named as defendants in purported class actions filed in the United States District Court for the Southern District of New York involving holders of RBSG preferred shares (the “Preferred Shares litigation”) and holders of American Depositary Receipts (the “ADR claims”).

In the Preferred Shares litigation, the consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the US Securities Act of 1933, as amended (the ”Securities Act”). The putative class is composed of all persons who purchased or otherwise acquired Group Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (the SEC) registration statement. Plaintiffs seek unquantified damages on behalf of the putative class. The defendants have moved to dismiss the complaint and briefing on the motions was completed in September 2011.

With respect to the ADR claims, a complaint was filed in January 2011 and a further complaint was filed in February 2011 asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”) on behalf of all persons who purchased or otherwise acquired the Group’s American Depositary Receipts (ADRs) between 1 March 2007 and 19 January 2009. On 18 August 2011, these two ADR cases were consolidated and lead plaintiff and lead counsel were appointed. On 1 November 2011, the lead plaintiff filed a consolidated amended complaint asserting ADR-related claims under Sections 10 and 20 of the Exchange Act and Sections 11, 12 and 15 of the Securities Act. The defendants moved to dismiss the complaint in January 2012 and briefing is ongoing.

The Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims.

The Group considers that it has substantial and credible legal and factual defences to the remaining and prospective claims and will defend itself vigorously.

Other securitisation and securities related litigation in the United States
Recently, the level of litigation activity in the financial services industry focused on residential mortgage and credit crisis related matters has increased.  As a result, the Group has become and expects that it may further be the subject of additional claims for damages and other relief regarding residential mortgages and related securities in the future.

Notes on the consolidated accounts continued

To date, Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the individual and class action cases involve the issuance of more than US$83 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued.  Group companies have been named as defendants in more than 30 lawsuits brought by purchasers of MBS, including five purported class actions.  Among the lawsuits are six cases filed on 2 September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac").  The primary FHFA lawsuit pending in the federal court in Connecticut relates to approximately US$32 billion of AAA rated MBS for which Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter.

FHFA has also filed five separate lawsuits (against Ally Financial Group, Countrywide Financial Corporation, JP Morgan, Morgan Stanley and Nomura respectively) in which RBS Securities Inc. is named as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue.

Other lawsuits against Group companies include two cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union) and eight cases filed by the Federal Home Loan Banks of Boston, Chicago, Indianapolis, Seattle and San Francisco.

The purported MBS class actions in which Group companies are defendants include New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al.;  New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al.;  In re IndyMac Mortgage-Backed Securities Litigation;  Genesee County Employees’ Retirement System et al.  v. Thornburg Mortgage Securities Trust 2006-3, et al.; and Luther v. Countrywide Financial Corp. et al. and related cases.

Certain other institutional investors have threatened to bring claims against the Group in connection with various mortgage-related offerings. The Group cannot predict with any certainty whether any of these individual investors will pursue these threatened claims (or their outcome), but expects that several may. If such claims are asserted and were successful, the amounts involved may be material.

In many of these actions, the Group has or will have contractual claims to indemnification from the issuers of the securities (where a Group company is underwriter) and/or the underlying mortgage originator (where a Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party.

With respect to the current claims described above, the Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously.

Madoff
In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC filed a claim against RBS N.V. for approximately US$271 million. This is a clawback action similar to claims filed against six other institutions in December 2010. RBS N.V. (or its subsidiaries) invested in Madoff funds through feeder funds. The Trustee alleges that RBS N.V. received US$71 million in redemptions from the feeder funds and US$200 million from its swap counterparties while RBS N.V. ‘knew or should have known of Madoff’s possible fraud’. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. A further claim, for US$21.8 million, was filed in October 2011.  The Group considers that it has substantial and credible legal and factual defences to these claims and intends to defend itself vigorously.

Unarranged overdraft charges
In the US, Citizens Financial Group, Inc (“Citizens”) in common with other US banks, has been named as a defendant in a class action asserting that Citizens charges excessive overdraft fees. The plaintiffs claim that overdraft fees resulting from point of sale and automated teller machine (ATM) transactions violate the duty of good faith implied in Citizens’ customer account agreement and constitute an unfair trade practice. The Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously.

London Interbank Offered Rate (LIBOR)
Certain members of the Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR. The complaints are substantially similar and allege that certain members of the Group and other panel banks individually and collectively violated US commodities and antitrust laws and state common law by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means. The Group considers that it has substantial and credible legal and factual defences to these and prospective claims.

Notes on the consolidated accounts continued

32 Memorandum items continued
Litigation and Investigations continued
Summary of other disputes, legal proceedings and litigation
In addition to the matters described above, members of the Group are engaged in other legal proceedings in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of any of these other claims and proceedings will have a significant effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Investigations, reviews and proceedings
The Group’s businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. The Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by the regulators, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities or fines. Any of these events or circumstances could have a significant effect on the Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Political and regulatory scrutiny of the operation of retail banking and consumer credit industries in the United Kingdom, United States and elsewhere continues. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the Group’s control but could have a significant effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

The Group is cooperating fully with the investigations and proceedings described below.

Retail banking
In the European Union, regulatory actions included an inquiry into retail banking initiated on 13 June 2005 in all of the then 25 member states by the European Commission’s Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission (EC) announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The EC indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate. In addition, in late 2010, the EC launched an initiative pressing for increased transparency in respect of bank fees. The EC is currently proposing to legislate for the increased harmonisation of terminology across Member States, with proposals expected in 2012. The Group cannot predict the outcome of these actions at this stage and is unable reliably to estimate the effect, if any, that these may have on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Multilateral interchange fees
In 2007, the EC issued a decision that while interchange is not illegal per se, MasterCard’s current multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross-border MIF (i.e. set these fees to zero) by 21 June 2008.

MasterCard appealed against the decision to the European Court of First Instance (subsequently re-named the General Court) on 1 March 2008, and the Group has intervened in the appeal proceedings. In addition, in summer 2008, MasterCard announced various changes to its scheme arrangements. The EC was concerned that these changes might be used as a means of circumventing the requirements of the infringement decision. In April 2009, MasterCard agreed an interim settlement on the level of cross-border MIF with the EC pending the outcome of the appeal process and, as a result, the EC has advised it will no longer investigate the non-compliance issue (although MasterCard is continuing with its appeal). The appeal was heard on 8 July 2011 by the General Court and judgment is awaited. This could be delivered in spring or summer 2012, although it may take longer.

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

In the UK, the Office of Fair Trading (OFT) has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeal Tribunal (CAT) in June 2006. The OFT’s investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. On 9 February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards. In January 2010 the OFT advised that it did not anticipate issuing a Statement of Objections prior to the General Court’s judgment, although it has reserved the right to do so if it considers it appropriate.

The outcome of these investigations is not known, but they may have a significant effect on the consumer credit industry in general and, therefore, on the Group’s business in this sector.

Notes on the consolidated accounts continued

Payment Protection Insurance
Having conducted a market study relating to Payment Protection Insurance (PPI), in February 2007 the OFT referred the PPI market to the Competition Commission (CC) for an in-depth inquiry. The CC published its final report in January 2009 and announced its intention to order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers’ ability to search and improve price competition). Barclays Bank PLC subsequently appealed certain CC findings to the CAT. In October 2009, the CAT handed down a judgment remitting the matter back to the CC for review. Following further review, in October 2010, the CC published its final decision on remedies following the remittal which confirmed the point of sale prohibition. In March 2011, the CC made a final order setting out its remedies with a commencement date of 6 April 2011. The key remedies come into force in two parts. A number came into force in October 2011, and the remainder come into force in April 2012.

The FSA conducted a broad industry thematic review of PPI sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (“FOS”) and many of these are being upheld by the FOS against the banks.

Following unsuccessful negotiations with the industry, the FSA issued consultation papers on PPI complaint handling and redress in September 2009 and in March 2010. The FSA published its final policy statement in August 2010.  The new rules imposed significant changes with respect to the handling of mis-selling PPI complaints. In October 2010, the British Bankers’ Association (BBA) filed an application for judicial review of the FSA’s policy statement and of related guidance issued by the FOS.   In April 2011 the High Court issued judgment in favour of the FSA and the FOS and in May 2011 the BBA announced that it would not appeal that judgment. The Group then recorded an additional provision of £850 million in respect of PPI.  During 2011, the Group reached agreement with the FSA on a process for implementation of its policy statement and for the future handling of PPI complaints.

Personal current accounts
On 16 July 2008, the OFT published the results of its market study into Personal Current Accounts (PCAs) in the United Kingdom. The OFT found evidence of competition and several positive features in the personal current account market but believed that the market as a whole was not working well for consumers and that the ability of the market to function well had become distorted.

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

On 22 December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the PCA market in the United Kingdom, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes are required for the market to work in the best interests of bank customers. The OFT stated that it would discuss these issues intensively with banks, consumer groups and other organisations, with the aim of reporting on progress by the end of March 2010. On 16 March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced its plan to conduct six-monthly ongoing reviews, fully to review the market again in 2012 and to undertake a brief analysis on barriers to entry.

The first six-monthly ongoing review was completed in September 2010. The OFT noted progress in the areas of switching, transparency and unarranged overdrafts for the period March to September 2010, as well as highlighting further changes the OFT expected to see in the market. On 29 March 2011, the OFT published its update report in relation to PCA. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board had led on producing standards and guidance to be included in a revised Lending Code. The OFT stated it would continue to monitor the market and would consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the UK Government’s Independent Commission on Banking (ICB). The OFT has indicated its intention to conduct a more comprehensive review of the market in 2012.

On 26 May 2010, the OFT announced its review of barriers to entry. The review concerned retail banking for individuals and small and medium size enterprises (up to £25 million turnover) and looked at products which require a banking licence to sell mortgages, loan products and, where appropriate, other products such as insurance or credit cards where cross-selling may facilitate entry or expansion. The OFT published its report in November 2010. It advised that it expected its review to be relevant to the ICB, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the United Kingdom. The OFT did not indicate whether it would undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands. At this stage, it is not possible to estimate the effect of the OFT’s report and recommendations regarding barriers to entry upon the Group.

Notes on the consolidated accounts continued

32 Memorandum items continued
Private motor insurance
On 14 December 2011, the OFT launched a market study into private motor insurance, with a focus on the provision of third party vehicle repairs and credit hire replacement vehicles to claimants. The OFT aims to complete its market study by spring 2012. At this stage, it is not possible to estimate with any certainty the effect the market study and any related developments may have on the Group.

Independent Commission on Banking
Following an interim report published on 11 April 2011, the ICB published its final report to the Cabinet Committee on Banking Reform on 12 September 2011 (the “Final Report”). The Final Report makes a number of recommendations, including in relation to (i) the implementation of a ring-fence of retail banking operations, (ii) loss-absorbency (including bail-in) and (iii) competition.

On 19 December 2011 the UK Government published a response to the Final Report (the “Response”), reaffirming its intention to accept the majority of the ICB’s recommendations. The Government agreed that “vital banking services - in particular the taking of retail deposits – should only be provided by ‘ring-fenced banks’, and that these banks should be prohibited from undertaking certain investment banking activities.” It also broadly accepted the ICB’s recommendations on loss absorbency and on competition.

The UK Government has now embarked on an extensive consultation on how exactly the general principles outlined by the ICB should be implemented, and intends to bring forward a White Paper in the spring of 2012. Its intention is to complete primary and secondary legislation before the end of the current Parliamentary term in May 2015 and to implement the ring-fencing measures as soon as practicable thereafter and the loss absorbency measures by 2019. The Government also stated its determination that changes to the account switching process should be completed by September 2013, as already scheduled.

With regard to the competition aspects, the Government recommended a number of initiatives aimed at improving transparency and switching in the market and ensuring a level playing field for new entrants. In addition, the Government has recommended that HM Treasury should consult on regulating the UK Payments Council and has confirmed that the Financial Conduct Authority's remit will include competition.

Until the UK Government consultation is concluded and significantly more detail is known on how the precise legislative and regulatory framework is to be implemented it is impossible to estimate the potential impact of these measures with any level of precision.

The Group will continue to participate in the debate and to consult with the UK Government on the implementation of the recommendations set out in the Final Report and the Response, the effects of which could have a negative impact on the Group’s consolidated net assets, operating results or cash flows in any particular period.

US dollar clearing activities
In May 2010, following a criminal investigation by the United States Department of Justice (DoJ) into its dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters, RBS N.V. formally entered into a Deferred Prosecution Agreement (DPA) with the DoJ resolving the investigation. Pursuant to the DPA, RBS N.V. paid a penalty of US$500 million in 2010 and agreed to comply with the terms of the DPA and to co-operate fully with any further investigations. Payment of the penalty was made from a provision established in April 2007 when an agreement in principle to settle was first announced.  On 20 December 2011, the DoJ filed a motion with the US District Court to dismiss the criminal information underlying the DPA, stating that RBS N.V. had met the terms and obligations of the DPA.  The US District Court granted the DoJ’s motion on the same day, and this matter is now fully resolved.

Securitisation and collateralised debt obligation business
In the United States, the Group is also involved in other reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations relating to, among other things, mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products.  In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, and repurchase requests.

By way of example, in September and October 2010, the SEC requested voluntary production of information concerning residential mortgage-backed securities underwritten by subsidiaries of RBSG during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced a formal investigation and requested testimony from a former Group employee. The investigation is in its preliminary stages and it is difficult to predict any potential exposure that may result.

Notes on the consolidated accounts continued

Also in October 2010, the SEC commenced an inquiry into document deficiencies and repurchase requests with respect to certain securitisations, and in January 2011, this was converted to a formal investigation. Among other matters, the investigation seeks information related to document deficiencies and remedial measures taken with respect to such deficiencies. The investigation also seeks information related to early payment defaults and loan repurchase requests.

In June 2009, in connection with an investigation into the role of investment banks in the origination and securitisation of sub-prime loans in Massachusetts, the Massachusetts Attorney General issued subpoenas to various banks, including an RBSG subsidiary, seeking information related to residential mortgage lending practices and sales and securitisation of residential mortgage loans.  On 28 November 2011, an Assurance of Discontinuance between RBS Financial Products Inc. and the Massachusetts Attorney General was filed in Massachusetts State Court which resolves the Massachusetts Attorney General's investigation as to RBSG. The Assurance of Discontinuance required RBS Financial Products Inc. to make payments totalling approximately US$52 million.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, at the New York State Attorney General's request, representatives of the Group attended an informal meeting to provide additional information about the Group's mortgage securitisation business. The investigation is ongoing and the Group continues to provide requested information.

In September 2010, RBSG subsidiaries received a request from the Nevada State Attorney General requesting information related to securitisations of mortgages issued by three specific originators. The investigation by the Nevada State Attorney General is in the early stages and therefore it is difficult to predict the potential exposure from any such investigation.

US mortgages - Loan Repurchase Matters
The Group’s Global Banking & Markets N.A. (GBM N.A.), has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). GBM N.A. did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (“GSEs”) (e.g., the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, GBM N.A. generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, GBM N.A. made such representations and warranties itself. Where GBM N.A. has given those or other representations and warranties (whether relating to underlying loans or otherwise), GBM N.A. may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, GBM N.A. may be able to assert claims against third parties who provided representations or warranties to GBM N.A. when selling loans to it; although the ability to recover against such parties is uncertain. Since January 2009, GBM N.A. has received approximately US$75 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by GBM N.A.. However, repurchase demands presented to GBM N.A. are subject to challenge and, to date, GBM N.A. has rebutted a significant percentage of these claims.

Citizens has not been an issuer or underwriter of non-agency RMBS. However, Citizens is an originator and servicer of residential mortgages, and it routinely sells such mortgage loans in the secondary market and to GSEs. In the context of such sales, Citizens makes certain representations and warranties regarding the characteristics of the underlying loans and, as a result, may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of the representations and warranties concerning the underlying loans. Since January 2009, Citizens has received approximately US$41.2 million in repurchase demands in respect of loans originated primarily since 2003. However, repurchase demands presented to Citizens are subject to challenge and, to date, Citizens has rebutted a significant percentage of these claims.

Although there has been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner (or at all) over the last year (including as a result of interventions by certain states and local governments), to date, Citizens has not been materially impacted by such disruptions and the Group has not ceased making foreclosures.

The Group cannot estimate what the future level of repurchase demands or ultimate exposure of GBM N.A. or Citizens may be, and cannot give any assurance that the historical experience will continue in the future. It is possible that the volume of repurchase demands will increase in the future.  Furthermore, the Group is unable to estimate the extent to which the matters described above will impact it and future developments may have an adverse impact on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Notes on the consolidated accounts continued

32 Memorandum items continued
Litigation and Investigations continued
LIBOR
The Group continues to receive requests from various regulators investigating the setting of LIBOR and other interest rates, including the US Commodity Futures Trading Commission, the US Department of Justice, the European Commission, the FSA and the Japanese Financial Services Agency. The authorities are seeking documents and communications related to the process and procedures for setting LIBOR and other interest rates, together with related trading information. In addition to co-operating with the investigations as described above, the Group is also keeping relevant regulators informed. It is not possible to estimate with any certainty what effect these investigations and any related developments may have on the Group.

Other investigations
The Federal Reserve and state banking supervisors have been reviewing the Group's US operations and RBSG and its subsidiaries have been required to make improvements with respect to various matters, including enterprise-wide governance, US Bank Secrecy Act and anti-money laundering compliance, risk management and asset quality. The Group is in the process of implementing measures for matters identified to date.

On 27 July 2011, the Group consented to the issuance of a Cease and Desist Order (“the Order”) setting forth measures required to address deficiencies related to governance, risk management and compliance systems and controls identified by the Federal Reserve and state banking supervisors during examinations of the RBS plc and RBS N.V. branches in 2010. The Order requires the Group to strengthen its US corporate governance structure, to develop an enterprise-wide risk management programme, and to develop and enhance its programmes to ensure compliance with US law, particularly the US Bank Secrecy Act and anti-money laundering laws, rules and regulations. The Group has established a strategic and remedial programme of change to address the identified concerns and is committed to working closely with the US bank regulators to implement the remedial measures required by the Order.

The Group’s operations include businesses outside the United States that are responsible for processing US dollar payments. The Group is conducting a review of its policies, procedures and practices in respect of such payments and has initiated discussions with UK and US authorities to discuss its historical compliance with applicable laws and regulations, including US economic sanctions regulations. Although the Group cannot currently determine when the review of its operations will be completed or what the outcome of its discussions with UK and US authorities will be, the investigation costs, remediation required or liability incurred could have a material adverse effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

The Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. Any limitations or conditions placed on the Group's activities in the United States, as well as the terms of any supervisory action applicable to RBSG and its subsidiaries, could have a material adverse effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

In April 2009, the FSA notified the Group that it was commencing a supervisory review of the acquisition of ABN AMRO Holding N.V. in 2007 and the 2008 capital raisings and an investigation into conduct, systems and controls within the Global Banking & Markets division of the Group. RBSG and its subsidiaries co-operated fully with this review and investigation. On 2 December 2010, the FSA confirmed that it had completed its investigation and had concluded that no enforcement action, either against the Group or against individuals, was warranted. On 12 December 2011, the FSA published its report ‘The Failure of the Royal Bank of Scotland’, on which the Group engaged constructively with the FSA.

In July 2010, the FSA notified the Group that it was commencing an investigation into the sale by Coutts & Co of the ALICO (American Life Insurance Company) Premier Access Bond Enhanced Variable Rate Fund (“EVRF”) to customers between 2001 and 2008 as well as its subsequent review of those sales. Subsequently on 11 January 2011 the FSA revised the investigation start date to December 2003.

On 8 November 2011, the FSA published its Final Notice having reached a settlement with Coutts & Co, under which Coutts & Co agreed to pay a fine of £6.3 million.  The FSA did not make any findings on the suitability of advice given in individual cases.  Nonetheless, Coutts & Co has agreed to undertake a past business review of its sales of the product.  This review will be overseen by an independent third party and will consider the advice given to customers invested in the EVRF as at the date of its suspension, 15 September 2008. For any sales which are found to be unsuitable, redress will be paid to the customers to ensure that they have not suffered financially.

On 18 January 2012, the FSA published its Final Notice having reached a settlement with UK Insurance Limited for breaches of Principle 2 by Direct Line and Churchill (the "Firms"), under which UK Insurance Limited agreed to pay a fine of £2.17 million.  The Firms were found to have acted without due skill, care and diligence in the way that they responded to the FSA's request to provide it with a sample of their closed complaint files. The Firms' breaches of Principle 2 did not result in any customer detriment.

During March 2008, the Group was advised by the SEC that it had commenced a non-public, formal investigation relating to the Group’s United States sub-prime securities exposures and United States residential mortgage exposures. In December 2010, the SEC contacted the Group and indicated that it would also examine valuations of various RBS N.V. structured products, including CDOs.

Notes on the consolidated accounts continued

33 Net cash inflow/(outflow) from operating activities
	2011	2010	2009
	£m	£m	£m
Operating loss before tax - continuing operations	(766)	(399)	(2,647)
Operating profit/(loss) before tax - discontinued operations	58	(541)	(49)
Decrease/(increase) in prepayments and accrued income	976	(67)	433
Interest on subordinated liabilities	740	500	1,490
Decrease in accruals and deferred income	(2,897)	(1,915)	(1,538)
Provisions for impairment losses	8,709	9,298	14,950
Loans and advances written-off net of recoveries	(4,000)	(5,631)	(6,540)
Unwind of discount on impairment losses	(484)	(455)	(408)
Profit on sale of property, plant and equipment	(22)	(50)	(43)
Loss on sale of subsidiaries and associates	28	107	135
Profit on sale of securities	(882)	(496)	(294)
Charge for defined benefit pension schemes	349	540	659
Pension schemes curtailment gains	—	(78)	(2,148)
Cash contribution to defined benefit pension schemes	(1,059)	(832)	(1,153)
Other provisions utilised	(513)	(211)	(159)
Depreciation and amortisation	1,875	2,220	2,809
Gain on redemption of own debt	(255)	(553)	(3,790)
Write-down of goodwill and other intangible assets	91	10	363
Elimination of foreign exchange differences	2,702	(691)	12,217
Other non-cash items	2,303	875	1,404
Net cash inflow from trading activities	6,953	1,631	15,691
Decrease in loans and advances to banks and customers	15,800	42,766	151,568
Decrease/(increase) in securities	10,418	8,723	(5,902)
Decrease/(increase) in other assets	4,991	445	(1,839)
(Increase)/decrease in derivative assets	(102,972)	10,741	544,744
Changes in operating assets	(71,763)	62,675	688,571
Increase/(decrease) in deposits by banks and customers	24,096	(24,794)	(131,685)
(Decrease)/increase in insurance liabilities	(482)	494	429
Decrease in debt securities in issue	(55,496)	(28,493)	(34,528)
Increase in other liabilities	1,827	1,108	20
Increase/(decrease) in derivative liabilities	100,133	2,454	(540,540)
(Decrease)/increase in settlement balances and short positions	(1,759)	3,651	1,769
Changes in operating liabilities	68,319	(45,580)	(704,535)
Income taxes (paid)/received	(184)	565	(719)
Net cash inflow/(outflow) from operating activities	3,325	19,291	(992)

34 Analysis of the net investment in business interests and intangible assets
Acquisitions and disposals
	2011 £m	2010 £m	2009 £m
Fair value given for businesses acquired	(44)	(210)	(115)
Other assets sold	(299)	4,539	896
Loss on disposal	(28)	(107)	(135)
Net (outflow)/inflow of cash in respect of disposals	(327)	4,432	761
Dividends received from joint ventures	11	7	21
Cash expenditure on intangible assets	(1,068)	(783)	(562)
Net (outflow)/inflow	(1,428)	3,446	105

The Group's reported results from continuing operations for 2011, 2010 and 2009 would not have been materially affected had all acquisitions occurred on 1 January 2009.

Notes on the consolidated accounts continued

35 Interest received and paid
	2011 £m	2010 £m	2009 £m
Interest received	21,777	23,571	36,396
Interest paid	(8,629)	(9,823)	(21,224)
	13,148	13,748	15,172

36 Analysis of changes in financing during the year

	Share capital, share premium, paid-in equity and merger reserve			Subordinated liabilities
	2011 £m	2010 £m	2009 £m	2011 £m	2010 £m	2009 £m
At 1 January	52,750	64,240	49,323	27,053	37,652	49,154
Issue of ordinary shares	2	1	—	—	—	—
Redemption of preference shares	—	117	(5,000)	—	—	—
Placing and open offer	—	—	5,274	—	—	—
Issue of B shares	—	—	25,101	—	—	—
Redemption of paid-in equity	—	(132)	(308)	—	—	—
Cancellation of non-voting deferred shares	—	(27)	—	—	—	—
Issue of subordinated liabilities	—	—	—	—	—	2,309
Repayment of subordinated liabilities	—	—	—	(627)	(1,588)	(5,145)
Net cash inflow/(outflow) from financing	2	(41)	25,067	(627)	(1,588)	(2,836)
Transfer to retained earnings	(50)	(12,252)	(10,150)	—	—	—
Other adjustments including foreign exchange (1)	270	803	—	(107)	(9,011)	(8,666)
At 31 December	52,972	52,750	64,240	26,319	27,053	37,652

Note:
(1)	The subordinated liabilities adjustment in 2010 includes £6.1 billion relating to the disposal of RFS Holdings minority interest.

37 Analysis of cash and cash equivalents
	2011 £m	2010 £m	2009 £m
At 1 January
- cash	102,573	95,330	72,425
- cash equivalents	49,957	48,856	62,500
	152,530	144,186	134,925
Disposal of subsidiaries	—	(4,112)	—
Net cash inflow	125	12,456	9,261
At 31 December	152,655	152,530	144,186

Comprising:
Cash and balances at central banks	79,269	56,590	51,811
Treasury bills and debt securities	3,172	5,672	15,818
Loans and advances to banks	70,214	90,268	76,557
Cash and cash equivalents	152,655	152,530	144,186

Certain subsidiary undertakings are required to maintain balances with the Bank of England which, at 31 December 2011, amounted to £415 million (2010 - £424 million; 2009 - £450 million). Certain subsidiary undertakings are required by law to maintain reserve balances with the Federal Reserve Bank in the US. Such reserve balances were $1.2 billion at 31 December 2011 (2010 and 2009 - $1.0 billion). RBS NV had mandatory reserve deposits of €1 billion at 31 December 2011 (2010 - €1 billion; 2009 - €6 billion).

Notes on the consolidated accounts continued

38 Segmental analysis
(a) Divisions
The directors manage the Group primarily by class of business and present the segmental analysis on that basis. This includes the review of net interest income for each class of business - interest receivable and payable for all reportable segments is therefore presented net. Segments charge market prices for services rendered to other parts of the Group; funding charges between segments are determined by Group Treasury, having regard to commercial demands. The segment measure is operating profit/(loss) before tax.

The Group's reportable segments are on a divisional basis as follows:

UK Retail offers a comprehensive range of banking products and related financial services to the personal market. It serves customers through a number of channels including: the RBS and NatWest network of branches and ATMs in the United Kingdom, telephony, online and mobile.

UK Corporate is a leading provider of banking, finance, and risk management services to the corporate and SME sector in the United Kingdom. It offers a full range of banking products and related financial services through a nationwide network of relationship managers, and also through telephone and internet channels. The product range includes asset finance through the Lombard brand.

Wealth provides private banking and investment services in the UK through Coutts & Co and Adam & Company, offshore banking through RBS International, NatWest Offshore and Isle of Man Bank, and international private banking through Coutts & Co Ltd.

Global Transaction Services (GTS) ranks among the top tier of global transaction banks, offering payments, cash and liquidity management, trade finance and commercial card products and services. Through the network and extensive partner bank agreements, GTS are able to support and connect customers across 128 countries.

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

Global Banking & Markets (GBM) is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt and equity financing, risk management and investment services to its customers. The division is organised along six principal business lines: money markets; rates flow trading; currencies; equities; credit and mortgage markets and portfolio management and origination.

RBS Insurance provides a wide range of general insurance products to consumers through a number of well known brands including; Direct Line, Churchill and Privilege. It also provides insurance services for third party brands through its UKI Partnerships business. In the commercial sector, its NIG and Direct Line for Business operations provide insurance products for businesses via brokers or direct respectively. Through its international division, RBS Insurance sells general insurance, mainly motor, in Germany and Italy. In addition to insurance services, RBS Insurance continues to provide support and reassurance to millions of UK motorists through its Green Flag breakdown recovery service and Tracker stolen vehicle recovery and telematics business.

To comply with EC State Aid requirements, the Group has agreed to dispose of RBS Insurance.  It continues to be reported as a separate operating segment rather than within the Non-Core division as its operating results are regularly reviewed by the Group’s Chief Executive Officer and its business is distinct from the activities of the Non-Core division.

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

Notes on the consolidated accounts continued

38 Segmental analysis continued
	Net interest income	Non-interest income	Total income	Operating expenses and insurance claims	Depreciation and amortisation	Impairment losses	Operating profit/(loss)
2011	£m	£m	£m	£m	£m	£m	£m
UK Retail	4,272	1,206	5,478	(2,699)	—	(788)	1,991
UK Corporate	2,585	1,275	3,860	(1,489)	(172)	(785)	1,414
Wealth	718	459	1,177	(820)	(11)	(25)	321
Global Transaction Services	1,076	1,175	2,251	(1,335)	(7)	(166)	743
Ulster Bank	696	211	907	(546)	(1)	(1,384)	(1,024)
US Retail & Commercial	1,896	1,004	2,900	(1,979)	(117)	(325)	479
Global Banking & Markets	665	5,276	5,941	(4,170)	(161)	(49)	1,561
RBS Insurance	343	3,729	4,072	(3,583)	(35)	—	454
Central items	(228)	213	(15)	950	(781)	2	156
Core	12,023	14,548	26,571	(15,671)	(1,285)	(3,520)	6,095
Non-Core	666	540	1,206	(1,133)	(357)	(3,919)	(4,203)
Managed basis	12,689	15,088	27,777	(16,804)	(1,642)	(7,439)	1,892

Reconciling items
Fair value of own debt	—	1,846	1,846	—	—	—	1,846
Asset Protection Scheme	—	(906)	(906)	—	—	—	(906)
Payment Protection Insurance costs	—	—	—	(850)	—	—	(850)
Sovereign debt impairment	—	—	—	—	—	(1,099)	(1,099)
Amortisation of purchased intangible assets	—	—	—	—	(222)	—	(222)
Integration and restructuring costs	(2)	(3)	(5)	(1,048)	(11)	—	(1,064)
Gain on redemption of own debt	—	255	255	—	—	—	255
Strategic disposals	—	(24)	(24)	(80)	—	—	(104)
Bank levy	—	—	—	(300)	—	—	(300)
Bonus tax	—	—	—	(27)	—	—	(27)
Interest rate hedge adjustments on impaired available-for-sale Greek government bonds	—	—	—	—	—	(169)	(169)
Write-down of goodwill and other intangible assets	—	—	—	(11)	—	—	(11)
RFS Holdings minority interest	(8)	2	(6)	1	—	(2)	(7)
Statutory basis	12,679	16,258	28,937	(19,119)	(1,875)	(8,709)	(766)

2010
UK Retail	4,078	1,422	5,500	(2,967)	(1)	(1,160)	1,372
UK Corporate	2,572	1,323	3,895	(1,498)	(173)	(761)	1,463
Wealth	609	447	1,056	(723)	(11)	(18)	304
Global Transaction Services	974	1,587	2,561	(1,459)	(5)	(9)	1,088
Ulster Bank	761	214	975	(573)	(2)	(1,161)	(761)
US Retail & Commercial	1,917	1,029	2,946	(2,024)	(99)	(517)	306
Global Banking & Markets	1,215	6,697	7,912	(4,281)	(116)	(151)	3,364
RBS Insurance	381	4,135	4,516	(4,788)	(23)	—	(295)
Central items	10	327	337	1,095	(852)	(3)	577
Core	12,517	17,181	29,698	(17,218)	(1,282)	(3,780)	7,418
Non-Core	1,683	1,281	2,964	(2,513)	(480)	(5,476)	(5,505)
Managed basis	14,200	18,462	32,662	(19,731)	(1,762)	(9,256)	1,913

Reconciling items
Fair value of own debt	—	174	174	—	—	—	174
Asset Protection Scheme	—	(1,550)	(1,550)	—	—	—	(1,550)
Amortisation of purchased intangible assets	—	—	—	—	(369)	—	(369)
Integration and restructuring costs	—	—	—	(1,012)	(20)	—	(1,032)
Gain on redemption of own debt	—	553	553	—	—	—	553
Strategic disposals	—	171	171	—	—	—	171
Bonus tax	—	—	—	(99)	—	—	(99)
Write-down of goodwill and other intangible assets	—	—	—	(10)	—	—	(10)
RFS Holdings minority interest	9	(151)	(142)	(9)	1	—	(150)
Statutory basis	14,209	17,659	31,868	(20,861)	(2,150)	(9,256)	(399)

Notes on the consolidated accounts continued

2009	Net interest income £m	Non-interest income £m	Total income £m	Operating expenses and insurance claims £m	Depreciation and amortisation £m	Impairment losses £m	Operating profit/(loss) £m
UK Retail	3,452	1,635	5,087	(3,176)	(3)	(1,679)	229
UK Corporate	2,292	1,290	3,582	(1,376)	(154)	(927)	1,125
Wealth	663	446	1,109	(645)	(11)	(33)	420
Global Transaction Services	912	1,575	2,487	(1,462)	(13)	(39)	973
Ulster Bank	780	254	1,034	(748)	(5)	(649)	(368)
US Retail & Commercial	1,775	949	2,724	(2,063)	(72)	(702)	(113)
Global Banking & Markets	2,375	8,683	11,058	(4,518)	(142)	(640)	5,758
RBS Insurance	383	4,231	4,614	(4,517)	(31)	(8)	58
Central items	(315)	557	242	1,144	(1,000)	(1)	385
Core	12,317	19,620	31,937	(17,361)	(1,431)	(4,678)	8,467
Non-Core	1,250	(3,620)	(2,370)	(2,524)	(442)	(9,221)	(14,557)
Managed basis	13,567	16,000	29,567	(19,885)	(1,873)	(13,899)	(6,090)

Reconciling items
Fair value of own debt	—	(142)	(142)	—	—	—	(142)
Amortisation of purchased intangible assets	—	—	—	—	(272)	—	(272)
Integration and restructuring costs	—	—	—	(1,268)	(18)	—	(1,286)
Gain on redemption of own debt	—	3,790	3,790	—	—	—	3,790
Strategic disposals	—	132	132	—	—	—	132
Bonus tax	—	—	—	(208)	—	—	(208)
Gains on pensions curtailment	—	—	—	2,148	—	—	2,148
Write-down of goodwill and other intangible assets	—	—	—	(363)	—	—	(363)
RFS Holdings minority interest	(179)	(142)	(321)	(32)	(3)	—	(356)
Statutory basis	13,388	19,638	33,026	(19,608)	(2,166)	(13,899)	(2,647)

	2011			2010			2009
Total income	External £m	Inter segment £m	Total £m	External £m	Inter segment £m	Total £m	External £m	Inter segment £m	Total £m
UK Retail	5,520	(42)	5,478	5,523	(23)	5,500	5,163	(76)	5,087
UK Corporate	4,368	(508)	3,860	4,345	(450)	3,895	4,422	(840)	3,582
Wealth	565	612	1,177	562	494	1,056	409	700	1,109
Global Transaction Services	2,041	210	2,251	2,428	133	2,561	2,438	49	2,487
Ulster Bank	928	(21)	907	865	110	975	1,003	31	1,034
US Retail & Commercial	2,710	190	2,900	2,672	274	2,946	2,380	344	2,724
Global Banking & Markets	5,970	(29)	5,941	7,817	95	7,912	10,174	884	11,058
RBS Insurance	4,133	(61)	4,072	4,565	(49)	4,516	4,629	(15)	4,614
Central items	(935)	920	(15)	(489)	826	337	(1,668)	1,910	242
Core	25,300	1,271	26,571	28,288	1,410	29,698	28,950	2,987	31,937
Non-Core	2,477	(1,271)	1,206	4,382	(1,418)	2,964	547	(2,917)	(2,370)
Managed basis	27,777	—	27,777	32,670	(8)	32,662	29,497	70	29,567

Reconciling items
Fair value of own debt	1,846	—	1,846	174	—	174	(142)	—	(142)
Asset Protection Scheme	(906)	—	(906)	(1,550)	—	(1,550)	—	—	—
Integration and restructuring costs	(5)	—	(5)	—	—	—	—	—	—
Gain on redemption of own debt	255	—	255	553	—	553	3,790	—	3,790
Strategic disposals	(24)	—	(24)	171	—	171	132	—	132
RFS Holdings minority interest	(6)	—	(6)	(150)	8	(142)	(251)	(70)	(321)
Statutory basis	28,937	—	28,937	31,868	—	31,868	33,026	—	33,026

Notes on the consolidated accounts continued

38 Segmental analysis continued

	2011			2010			2009
Total revenue	External £m	Inter segment £m	Total £m	External £m	Inter segment £m	Total £m	External £m	Inter segment £m	Total £m
UK Retail	6,804	441	7,245	7,008	401	7,409	7,162	599	7,761
UK Corporate	4,447	112	4,559	4,347	132	4,479	4,563	118	4,681
Wealth	1,026	731	1,757	957	617	1,574	813	820	1,633
Global Transaction Services	1,646	81	1,727	2,850	85	2,935	2,923	60	2,983
Ulster Bank	1,298	104	1,402	1,386	134	1,520	1,604	104	1,708
US Retail & Commercial	3,341	199	3,540	3,660	286	3,946	4,080	378	4,458
Global Banking & Markets	8,058	7,352	15,410	9,999	7,195	17,194	13,805	9,142	22,947
RBS Insurance	4,724	9	4,733	5,072	10	5,082	5,183	21	5,204
Central items	2,932	13,129	16,061	2,856	9,900	12,756	1,955	10,823	12,778
Core	34,276	22,158	56,434	38,135	18,760	56,895	42,088	22,065	64,153
Non-Core	3,959	378	4,337	5,555	1,049	6,604	3,289	1,292	4,581
Managed basis	38,235	22,536	60,771	43,690	19,809	63,499	45,377	23,357	68,734

Reconciling items
Fair value of own debt	1,846	—	1,846	174	—	174	(142)	—	(142)
Asset Protection Scheme	(906)	—	(906)	(1,550)	—	(1,550)	—	—	—
Integration and restructuring costs	(5)	—	(5)	—	—	—	—	—	—
Gain on redemption of own debt	255	—	255	553	—	553	3,790	—	3,790
Strategic disposals	(24)	—	(24)	171	—	171	132	—	132
RFS Holdings minority interest	(3)	—	(3)	(141)	—	(141)	(155)	—	(155)
Eliminations	—	(22,536)	(22,536)	—	(19,809)	(19,809)	—	(23,357)	(23,357)
Statutory basis	39,398	—	39,398	42,897	—	42,897	49,002	—	49,002

	2011			2010			2009
Total assets	Assets £m	Liabilities £m	Cost to acquire fixed assets and intangible assets £m	Assets £m	Liabilities £m	Cost to acquire fixed assets and intangible assets £m	Assets £m	Liabilities £m	Cost to acquire fixed assets and intangible assets £m
UK Retail	114,469	103,748	—	111,793	97,164	—	110,987	91,760	—
UK Corporate	111,835	103,554	712	114,550	101,738	381	114,854	89,306	598
Wealth	21,718	39,061	65	21,073	37,054	63	17,952	36,273	11
Global Transaction Services	25,937	83,415	18	25,221	78,032	22	18,380	64,684	17
Ulster Bank	34,810	27,782	45	40,081	34,481	101	44,021	40,597	—
US Retail & Commercial	74,502	65,511	271	71,173	66,088	197	75,369	72,407	179
Global Banking & Markets	874,848	847,877	1,553	802,578	774,753	852	826,054	822,830	513
RBS Insurance	12,912	8,077	99	12,555	8,195	50	11,973	7,775	33
Central items	130,306	133,048	960	99,728	140,070	632	82,041	150,734	804
Core	1,401,337	1,412,073	3,723	1,298,752	1,337,575	2,298	1,301,631	1,376,366	2,155
Non-Core	104,726	18,220	841	153,882	38,503	761	220,850	66,152	3,259
	1,506,063	1,430,293	4,564	1,452,634	1,376,078	3,059	1,522,481	1,442,518	5,414
Reconciling item
RFS Holdings minority interest	804	521	—	942	647	76	174,005	159,337	296
	1,506,867	1,430,814	4,564	1,453,576	1,376,725	3,135	1,696,486	1,601,855	5,710

Notes on the consolidated accounts continued

Assets and liabilities held for sale included in the divisional segments above:
	2011		2010		2009
	Assets £m	Liabilities £m	Assets £m	Liabilities £m	Assets £m	Liabilities £m
UK Retail	7,048	8,808	—	—	—	—
UK Corporate	11,661	12,977	—	—	—	—
Global Transaction Services	66	—	251	549	—	—
Global Banking & Markets	431	117	19	—	9	—
Centre	136	2	—	—	—	—
Non-Core	5,670	1,779	11,639	8,404	18,532	18,886
RFS Holdings minority interest	438	312	575	475	1	4
	25,450	23,995	12,484	9,428	18,542	18,890

Segmental analysis of goodwill is as follows:
	UK Retail	UK Corporate	Wealth	Global Transaction Services	US Retail & Commercial	Global Banking & Markets	RBS Insurance	Non-Core	RFS Holdings minority interest	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2009	2,803	2,695	800	3,067	3,023	38	1,029	597	1,510	15,562
Transfers to disposal groups	—	—	—	—	—	—	—	(238)	—	(238)
Currency translation and other adjustments	—	—	(12)	(233)	(302)	(1)	(8)	(34)	(107)	(697)
Write-down of goodwill	—	—	—	—	—	—	(66)	(297)	—	(363)
At 1 January 2010	2,803	2,695	788	2,834	2,721	37	955	28	1,403	14,264
Currency translation and other adjustments	—	—	25	24	122	4	—	1	(40)	136
Disposals	(4)	—	—	(481)	—	—	—	(14)	(1,363)	(1,862)
Write-down of goodwill	—	—	(1)	—	—	—	(9)	—	—	(10)
At 1 January 2011	2,799	2,695	812	2,377	2,843	41	946	15	—	12,528
Transfers to disposal groups	—	—	—	—	—	—	—	(15)	—	(15)
Currency translation and other adjustments	—	—	—	(24)	9	—	(1)	—	—	(16)
Acquisitions	—	—	—	—	—	18	—	—	—	18
Write-down of goodwill	(20)	(60)	—	—	—	—	(11)	—	—	(91)
At 31 December 2011	2,779	2,635	812	2,353	2,852	59	934	—	—	12,424

(b) Geographical segments
The geographical analysis in the tables below has been compiled on the basis of location of office where the transactions are recorded.

2011	UK £m	USA £m	Europe £m	Rest of the World £m	Total £m
Total revenue	22,749	7,271	5,582	3,796	39,398

Net interest income	8,711	2,430	994	544	12,679
Net fees and commissions	2,925	1,365	215	419	4,924
Income from trading activities	661	1,318	508	214	2,701
Other operating income/(loss)	3,097	219	1,079	(18)	4,377
Insurance premium income (net of reinsurers' share)	3,894	—	362	—	4,256
Total income	19,288	5,332	3,158	1,159	28,937

Operating profit/(loss) before tax	1,292	1,794	(3,414)	(438)	(766)
Total assets	1,007,096	359,592	66,239	73,940	1,506,867
Of which total assets held for sale	19,343	53	6,011	43	25,450
Total liabilities	936,477	341,631	82,059	70,647	1,430,814
Of which total liabilities held for sale	21,903	104	1,988	—	23,995
Net assets attributable to equity owners and non-controlling interests	70,619	17,961	(15,820)	3,293	76,053
Contingent liabilities and commitments	118,702	95,703	51,465	12,949	278,819
Cost to acquire property, plant and equipment and intangible assets	2,522	500	1,484	58	4,564

Notes on the consolidated accounts continued

38 Segmental analysis continued

2010	UK £m	USA £m	Europe £m	Rest of the World £m	Total £m
Total revenue	25,468	8,332	6,196	2,901	42,897

Net interest income	8,932	3,128	1,384	765	14,209
Net fees and commissions	3,272	1,557	591	562	5,982
Income from trading activities	2,106	1,963	197	251	4,517
Other operating income/(loss)	1,376	232	836	(412)	2,032
Insurance premium income (net of reinsurers' share)	4,809	—	319	—	5,128
Total income	20,495	6,880	3,327	1,166	31,868

Operating profit/(loss) before tax	862	2,091	(2,450)	(902)	(399)
Total assets	932,917	341,770	102,756	76,133	1,453,576
Of which total assets held for sale	2,855	6,686	2,943	—	12,484
Total liabilities	860,932	323,529	119,946	72,318	1,376,725
Of which total liabilities held for sale	570	6,938	1,920	—	9,428
Net assets attributable to equity owners and non-controlling interests	71,985	18,241	(17,190)	3,815	76,851
Contingent liabilities and commitments	134,983	98,429	71,025	9,894	314,331
Cost to acquire property, plant and equipment and intangible assets	1,283	355	1,388	109	3,135

2009
Total revenue	28,421	10,517	6,442	3,622	49,002

Net interest income	7,759	2,674	1,741	1,214	13,388
Net fees and commissions	3,640	1,586	316	406	5,948
Income from trading activities	131	2,396	584	650	3,761
Other operating income/(loss)	6,015	(37)	(977)	(338)	4,663
Insurance premium income (net of reinsurers' share)	4,879	—	387	—	5,266
Total income	22,424	6,619	2,051	1,932	33,026

Operating profit/(loss) before tax	1,776	(457)	(2,877)	(1,089)	(2,647)
Total assets	949,765	338,649	320,008	88,064	1,696,486
Of which total assets held for sale	—	14,203	4,339	—	18,542
Total liabilities	873,716	322,698	321,133	84,308	1,601,855
Of which total liabilities held for sale	—	10,993	7,897	—	18,890
Net assets attributable to equity owners and non-controlling interests	76,049	15,951	(1,125)	3,756	94,631
Contingent liabilities and commitments	175,392	93,694	65,026	17,549	351,661
Cost to acquire property, plant and equipment and intangible assets	1,974	390	3,252	94	5,710

Notes on the consolidated accounts continued

39 Directors' and key management remuneration

Directors' remuneration	2011 £000	2010 £000
Non-executive directors - emoluments	1,137	1,093
Chairman and executive directors
- emoluments	4,671	5,243
- contributions and allowances in respect of defined contribution pension schemes	403	321
	6,211	6,657
- amounts receivable under long-term incentive plans	1,594	1,097
	7,805	7,754

No directors are accruing benefits under defined benefit schemes (2010 - nil). One director is accruing benefits under a defined contribution arrangement (2010 - one).

The executive directors may participate in the company's long term incentive plans, executive share option and sharesave schemes and details of their interests in the company's shares arising from their participation are given in the Directors' remuneration report. Details of the remuneration received by each director during the year and each director's pension arrangements are also given in the Directors' remuneration report.

Compensation of key management
The aggregate remuneration of directors and other members of key management during the year was as follows:

	2011 £000	2010 £000
Short-term benefits	36,371	35,654
Post-employment benefits	3,547	(503)
Share-based payments	21,062	21,551
	60,980	56,702

40 Transactions with directors and key management
(a) At 31 December 2011, amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group, as defined in UK legislation, were £3,550,864 in respect of loans to eight persons who were directors of the company at any time during the financial period.

(b) For the purposes of IAS 24 ‘Related Party Disclosures’, key management comprise directors of the company and members of the Group Management Committee. The captions in the Group's primary financial statements include the following amounts attributable, in aggregate, to key management:

	2011 £000	2010 £000
Loans and advances to customers	19,366	10,970
Customer accounts	33,149	10,641

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

Notes on the consolidated accounts continued

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

The Group enters into transactions with many of these bodies on an arm’s length basis. The principal transactions during 2011, 2010 and 2009 were: the Asset Protection Scheme, Bank of England facilities and the issue of debt guaranteed by the UK Government discussed below. In addition, the redemption of non-cumulative sterling preference shares and the placing and open offer in April 2009 was underwritten by HM Treasury and, in December 2009, B shares were issued to HM Treasury and a contingent capital agreement concluded with HM Treasury (see Note 27). Other transactions include the payment of: taxes principally UK corporation tax (page 297) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy (page 288) and FSCS levies (page 360)); together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Asset Protection Scheme
On 22 December 2009, the Group entered into an agreement (the Asset Protection Scheme (APS), with HM Treasury, acting on behalf of the UK Government, under which the Group purchased credit protection over a portfolio of specified assets and exposures (covered assets) from HM Treasury. The portfolio of covered assets has a par value of approximately £282 billion. The protection is subject to a first loss of £60 billion and covers 90% of subsequent losses net of recoveries. Once the first loss has been exhausted, losses and recoveries in respect of assets for which a trigger event - failure to pay, bankruptcy or restructuring - has occurred are included in the balance receivable under the APS. Receipts from HM Treasury will, over time, amount to 90% of cumulative losses (net of 90% of cumulative recoveries) on the portfolio of covered assets less the first loss amount.

The Group has a right to terminate the APS at any time provided that the Financial Services Authority has confirmed in writing to HM Treasury that it has no objection. On termination the Group must pay HM Treasury the higher of the regulatory capital relief received and £2.5 billion less premiums paid plus the aggregate of amounts received from the UK Government under the APS.

HM Treasury has the right to appoint step-in managers to carry out any oversight, management or additional functions on behalf of HM Treasury to ensure that the covered assets are managed and administered in compliance with the agreed terms and conditions. This right is exercisable if certain step-in triggers occur. These include:

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

•	material or systematic data deficiencies in the information provided to HM Treasury in accordance with the terms of APS.

HM Treasury may at any time elect to cease to exercise its step-in rights in whole or part when it is satisfied that the step-in triggers have been remedied.

The Group has paid APS premiums totalling £2,225 million (2011 - £125 million; 2010 - £700 million; 2009 - £1,400 million). From 31 December 2011, premiums of £125 million are payable quarterly until the earlier of 2099 and the date the Group leaves the Scheme.

The APS is a single contract providing credit protection in respect of a portfolio of financial assets. Under IFRS, credit protection is treated either as a financial guarantee contract or as a derivative financial instrument depending on the terms of the agreement and the nature of the protected assets and exposures. The Group has concluded, principally because the covered portfolio includes significant exposure in the form of derivatives, that the APS does not meet the criteria to be treated as a financial guarantee contract. The contract has been accounted for as a derivative financial instrument and is recognised as a fair value liability £231 million (2010 - asset £550 million; 2009 - asset £1,400 million) and included within the Derivative liability balance sheet caption. Changes in fair value of £906 million (2010 - £1,550 million; 2009 - nil) were recognised in profit or loss within Income from trading activities. Details of the valuation methodology for the APS are set out in Note 11 Financial instruments on pages 315 and 317.

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

Notes on the consolidated accounts continued

Bank of England facilities
The Group also participates in a number of schemes operated by the Bank of England available to eligible banks and building societies.

•
Open market operations - these provide market participants with funding at market rates on a tender basis in the form of short and long-term repos on a wide range of collateral and outright purchases of high-quality bonds to enable them to meet the reserves that they must hold at the Bank of England.

•
The special liquidity scheme - this was launched in April 2008 to allow financial institutions to swap temporarily illiquid assets for treasury bills, with fees charged based on the spread between 3-month LIBOR and the 3-month gilt repo rate. The scheme officially closed on 30 January 2012.

At 31 December 2011, the Group had no amounts outstanding under these facilities (2010 - £16.1 billion; 2009 - £21.4 billion).

Government credit and asset-backed securities guarantee schemes
These schemes guarantee eligible debt issued by qualifying institutions for a fee. The fee, payable to HM Treasury is based on a per annum rate of 25 (asset-backed securities guarantee scheme) and 50 (credit guarantee scheme) basis points plus 100% of the institution's median five-year credit default swap spread during the twelve months to 1 July 2008. The asset-backed securities scheme closed to new issuance on 31 December 2009 and the credit guarantee scheme on 28 February 2010.

At 31 December 2011, the Group had issued debt guaranteed by the Government totalling £21.3 billion (2010 - £41.5 billion; 2009 - £51.5 billion).

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

RBS plc utilises an exception provided in Rule 3-10 of Regulation S-X, and therefore does not file its financial statements with the SEC.  In accordance with the requirements to qualify for the exception, presented below is condensed consolidating financial information for:

•	RBSG plc on a stand-alone basis as guarantor;
•	RBS plc on a stand-alone basis as issuer;
•	Non-guarantor Subsidiaries of RBSG plc and RBS plc on a combined basis ('Subsidiaries');
•	Consolidation adjustments; and
•	RBSG plc consolidated amounts ('RBSG Group').

Under IAS 27, RBSG plc and RBS plc account for investments in their subsidiary undertakings at cost less impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would increase/(decrease) the results for the period of RBSG plc and RBS plc in the information below by £(1,890) million and £(2,699) million respectively for the year ended 31 December 2011 (£3,553 million and £(699) million for the year ended 31 December 2010; £(1,169) million and £825 million for the year ended 31 December 2009). The net assets of RBSG plc and RBS plc in the information below would also be increased by £15,430 million and £6,389 million respectively at 31 December 2011 (£15,908 million and £9,466 million at 31 December 2010; £12,154 million and £9,533 million at 31 December 2009).

The amounts in the tables below do not include amounts attributable to non-controlling interests.

Income statement
	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation Adjustments £m	RBSG Group £m

For the year ended 31 December 2011
Net interest income	514	3,473	8,595	97	12,679
Non-interest income	(566)	8,122	9,984	(1,282)	16,258
Total income	(52)	11,595	18,579	(1,185)	28,937

Operating expenses	18	(8,195)	(10,084)	235	(18,026)
Insurance net claims	—	—	(2,968)	—	(2,968)
Impairment losses	—	(1,533)	(7,186)	10	(8,709)
Operating (loss)/profit before tax	(34)	1,867	(1,659)	(940)	(766)
Tax	(73)	(755)	(442)	20	(1,250)
Profit/(loss) from continuing operations	(107)	1,112	(2,101)	(920)	(2,016)
Profit from discontinued operations, net of tax	—	—	47	—	47
(Loss)/profit for the year	(107)	1,112	(2,054)	(920)	(1,969)

For the year ended 31 December 2010
Net interest income	426	3,980	10,058	(255)	14,209
Non-interest income	(4,894)	7,658	10,904	3,991	17,659
Total income	(4,468)	11,638	20,962	3,736	31,868

Operating expenses	(3)	(7,683)	(10,966)	424	(18,228)
Insurance net claims	—	—	(4,783)	—	(4,783)
Impairment losses	—	(3,571)	(6,634)	949	(9,256)
Operating (loss)/profit before tax	(4,471)	384	(1,421)	5,109	(399)
Tax	(83)	(598)	75	(28)	(634)
Loss from continuing operations	(4,554)	(214)	(1,346)	5,081	(1,033)
Loss from discontinued operations, net of tax	—	—	(593)	(40)	(633)
Loss for the year	(4,554)	(214)	(1,939)	5,041	(1,666)

Notes on the accounts continued

	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation adjustments £m	RBSG Group £m

For the year ended 31 December 2009
Net interest income	313	3,776	9,715	(416)	13,388
Non-interest income	(1,572)	7,079	10,927	3,204	19,638
Total income	(1,259)	10,855	20,642	2,788	33,026

Operating expenses	(27)	(6,073)	(10,368)	(949)	(17,417)
Insurance net claims	—	—	(4,357)	—	(4,357)
Impairment losses	—	(5,924)	(8,010)	35	(13,899)
Operating loss before tax	(1,286)	(1,142)	(2,093)	1,874	(2,647)
Tax	(217)	602	504	(460)	429
Loss from continuing operations	(1,503)	(540)	(1,589)	1,414	(2,218)
Loss from discontinued operations, net of tax	—	—	(105)	—	(105)
Loss for the year	(1,503)	(540)	(1,694)	1,414	(2,323)

Balance sheets
	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation Adjustments £m	RBSG Group £m

At 31 December 2011
Assets
Cash and balances at central banks	—	64,261	15,008	—	79,269
Loans and advances to banks	18,368	109,040	352,420	(396,518)	83,310
Loans and advances to customers	4,056	351,123	316,881	(156,454)	515,606
Debt securities	1,568	181,460	102,311	(76,259)	209,080
Equity shares	—	10,486	5,478	(781)	15,183
Investments in Group undertakings	53,871	32,164	12,107	(98,142)	—
Settlement balances	—	4,059	3,713	(1)	7,771
Derivatives	1,502	537,297	24,781	(33,962)	529,618
Intangible assets	—	876	7,251	6,731	14,858
Property, plant and equipment	—	2,244	9,629	(5)	11,868
Deferred tax	1	2,584	1,115	178	3,878
Prepayments, accrued income and other assets	24	5,338	8,046	(2,432)	10,976
Assets of disposals groups	—	18,715	6,709	26	25,450
Total assets	79,390	1,319,647	865,449	(757,619)	1,506,867

Liabilities
Deposits by banks	1,091	234,297	235,983	(362,567)	108,804
Customer accounts	977	296,902	376,643	(171,567)	502,955
Debt securities in issue	8,373	114,524	113,307	(73,583)	162,621
Settlement balances	—	3,517	3,960	—	7,477
Short positions	—	24,858	16,950	(769)	41,039
Derivatives	79	530,855	27,011	(33,962)	523,983
Accruals, deferred income and other liabilities	704	8,840	14,862	(1,281)	23,125
Retirement benefit liabilities	—	25	423	1,791	2,239
Deferred tax	—	—	2,381	(436)	1,945
Insurance liabilities	—	—	6,347	(35)	6,312
Subordinated liabilities	8,777	30,014	9,393	(21,865)	26,319
Liabilities of disposal groups	—	20,478	3,517	—	23,995
Total liabilities	20,001	1,264,310	810,777	(664,274)	1,430,814

Non-controlling interests	—	—	1,570	(336)	1,234
Owners’ equity	59,389	55,337	53,102	(93,009)	74,819
Total equity	59,389	55,337	54,672	(93,345)	76,053
Total liabilities and equity	79,390	1,319,647	865,449	(757,619)	1,506,867

Notes on the accounts continued

43 Consolidating financial information continued

	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation Adjustments £m	RBSG Group £m

At 31 December 2010
Assets
Cash and balances at central banks	—	44,921	12,093	—	57,014
Loans and advances to banks	19,535	100,965	343,198	(363,180)	100,518
Loans and advances to customers	6,689	349,179	340,881	(141,489)	555,260
Debt securities	1,454	189,208	106,684	(79,866)	217,480
Equity shares	—	1,016	21,982	(800)	22,198
Investments in Group undertakings	49,125	27,504	12,119	(88,748)	—
Settlement balances	—	3,529	8,068	8	11,605
Derivatives	1,475	432,812	35,230	(42,440)	427,077
Intangible assets	—	443	7,060	6,945	14,448
Property, plant and equipment	—	2,301	14,247	(5)	16,543
Deferred tax	2	794	5,161	416	6,373
Prepayments, accrued income and other assets	28	4,760	9,696	(1,908)	12,576
Assets of disposals groups	—	4,765	7,719	—	12,484
Total assets	78,308	1,162,197	924,138	(711,067)	1,453,576

Liabilities
Deposits by banks	—	197,973	207,685	(306,868)	98,790
Customer accounts	1,029	295,358	392,733	(178,427)	510,693
Debt securities in issue	8,742	128,073	161,006	(79,449)	218,372
Settlement balances	—	3,343	7,648	—	10,991
Short positions	—	25,687	17,862	(431)	43,118
Derivatives	231	424,503	41,673	(42,440)	423,967
Accruals, deferred income and other liabilities	1,034	8,058	14,603	(606)	23,089
Retirement benefit liabilities	—	23	796	1,469	2,288
Deferred tax	—	—	2,415	(273)	2,142
Insurance liabilities	—	—	6,829	(35)	6,794
Subordinated liabilities	8,048	29,299	9,932	(20,226)	27,053
Liabilities of disposal groups	—	2,336	7,092	—	9,428
Total liabilities	19,084	1,114,653	870,274	(627,286)	1,376,725

Non-controlling interests	—	—	1,616	103	1,719
Owners’ equity	59,224	47,544	52,248	(83,884)	75,132
Total equity	59,224	47,544	53,864	(83,781)	76,851
Total liabilities and equity	78,308	1,162,197	924,138	(711,067)	1,453,576

Notes on the accounts continued

	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation Adjustments £m	RBSG Group £m

At 31 December 2009
Assets
Cash and balances at central banks	—	21,099	31,162	—	52,261
Loans and advances to banks	31,238	77,365	305,163	(322,013)	91,753
Loans and advances to customers	2,777	338,548	510,117	(123,049)	728,393
Debt securities	1,286	214,598	141,004	(89,634)	267,254
Equity shares	—	1,025	19,265	(762)	19,528
Investments in Group undertakings	64,766	29,385	12,282	(106,433)	—
Settlement balances	11	4,159	7,863	—	12,033
Derivatives	1,169	450,913	63,856	(74,484)	441,454
Intangible assets	—	210	10,986	6,651	17,847
Property, plant and equipment	—	2,447	16,945	5	19,397
Deferred tax	2	1,728	5,391	(82)	7,039
Prepayments, accrued income and other assets	43	9,988	12,780	(1,826)	20,985
Assets of disposals groups	—	7,150	11,392	—	18,542
Total assets	101,292	1,158,615	1,148,206	(711,627)	1,696,486

Liabilities
Deposits by banks	93	188,548	203,497	(249,994)	142,144
Customer accounts	13,264	289,792	487,290	(176,144)	614,202
Debt securities in issue	11,788	129,814	212,737	(86,771)	267,568
Settlement balances	—	4,541	5,872	(3,147)	10,413
Short positions		23,811	19,799		40,463
Derivatives	446	430,005	68,174	(74,484)	424,141
Accruals, deferred income and other liabilities	1,357	9,949	21,025	(2,004)	30,327
Retirement benefit liabilities	—	16	1,057	1,890	2,963
Deferred tax	—	—	3,340	(529)	2,811
Insurance liabilities	—	—	10,281	—	10,281
Subordinated liabilities	8,762	30,513	18,428	(20,051)	37,652
Liabilities of disposal groups	—	—	12,782	—	18,890
Total liabilities	35,710	1,113,097	1,064,282	(611,234)	1,601,855

Non-controlling interests	—	—	2,166	14,729	16,895
Owners’ equity	65,582	45,518	81,758	(115,122)	77,736
Total equity	65,582	45,518	83,924	(100,393)	94,631

Total liabilities and equity	101,292	1,158,615	1,148,206	(711,627)	1,696,486

Notes on the accounts continued

43 Consolidating financial information continued

Cash flow statements
	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation Adjustments £m	RBSG Group £m

For the year ended 31 December 2011
Net cash flows from operating activities	3,815	2,084	23,256	(25,830)	3,325
Net cash flows from investing activities	(4,568)	5,933	(3,534)	2,183	14
Net cash flows from financing activities	334	4,258	(3,502)	(2,831)	(1,741)
Effects of exchange rate changes on cash and cash equivalents	(55)	(1,322)	(491)	395	(1,473)
Net (decrease)/increase in cash and cash equivalents	(474)	10,953	15,729	(26,083)	125
Cash and cash equivalents at 1 January 2011	2,357	114,379	169,284	(133,490)	152,530
Cash and cash equivalents at 31 December 2011	1,883	125,332	185,013	(159,573)	152,655

For the year ended 31 December 2010
Net cash flows from operating activities	(9,038)	29,444	6,381	(7,496)	19,291
Net cash flows from investing activities	(1,878)	5,646	362	(779)	3,351
Net cash flows from financing activities	(3,180)	252	(13,133)	1,681	(14,380)
Effects of exchange rate changes on cash and cash equivalents	5	321	761	(1,005)	82
Net (decrease)/increase in cash and cash equivalents	(14,091)	35,663	(5,629)	(7,599)	8,344
Cash and cash equivalents at 1 January 2010	16,448	78,716	174,913	(125,891)	144,186
Cash and cash equivalents at 31 December 2010	2,357	114,379	169,284	(133,490)	152,530

Notes on the accounts continued

For the year ended 31 December 2009
Net cash flows from operating activities	16,365	49,844	1,887	(69,088)	(992)
Net cash flows from investing activities	(15,720)	(53,061)	50,103	18,732	54
Net cash flows from financing activities	10,817	12,246	15,752	(20,024)	18,791
Effects of exchange rate changes on cash and cash equivalents	(83)	(3,762)	(7,356)	2,609	(8,592)
Net increase in cash and cash equivalents	11,379	5,267	60,386	(67,771)	9,261
Cash and cash equivalents at 1 January 2009	5,069	73,449	114,527	(58,120)	134,925
Cash and cash equivalents at 31 December 2009	16,448	78,716	174,913	(125,891)	144,186

Additional information

386	Financial summary
394	Exchange rates
395	Economic and monetary environment
396	Supervision
397	Regulatory developments and reviews
398	Description of property and equipment
398	Major shareholders
398	Material contracts
404	ADR payment information
405	Risk factors

Additional information continued

Financial summary
The Group's financial statements are prepared in accordance with IFRS. Selected data under IFRS for each of the five years ended 31 December 2011 are presented below.

Summary consolidated income statement	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Net interest income	12,679	14,209	13,388	15,482	11,550
Non-interest income (1,2,3)	16,258	17,659	19,638	5,248	17,922
Total income	28,937	31,868	33,026	20,730	29,472
Operating expenses (4,5,6,7,8)	(18,026)	(18,228)	(17,417)	(35,065)	(13,383)
Profit/(loss) before insurance net claims and impairment losses	10,911	13,640	15,609	(14,335)	16,089
Insurance net claims	(2,968)	(4,783)	(4,357)	(3,917)	(4,528)
Impairment losses (9,10)	(8,709)	(9,256)	(13,899)	(7,439)	(1,925)
Operating (loss)/profit before tax	(766)	(399)	(2,647)	(25,691)	9,636
Tax (charge)/credit	(1,250)	(634)	429	2,167	(2,011)
(Loss)/profit from continuing operations	(2,016)	(1,033)	(2,218)	(23,524)	7,625
Profit/(loss) from discontinued operations, net of tax	47	(633)	(105)	(11,018)	87
(Loss)/profit for the year	(1,969)	(1,666)	(2,323)	(34,542)	7,712

(Loss)/profit attributable to:
Non-controlling interests	28	(665)	349	(10,832)	163
Preference shareholders	—	105	878	536	246
Paid-in equity holders	—	19	57	60	—
Ordinary and B shareholders	(1,997)	(1,125)	(3,607)	(24,306)	7,303

Notes:
(1)	Includes loss on strategic disposals of £104 million (2010 - £171 million gain; 2009 - £132 million gain; 2008 - £442 million gain).
(2)	Includes gain on redemption of own debt of £255 million (2010 - £553 million; 2009 - £3,790 million).
(3)	Includes movement in fair value of own debt of £1,846 million profit (2010 - £174 million profit; 2009 - £142 million loss; 2008 - £1,232 million profit).
(4)	Includes Payment Protection Insurance costs of £850 million.
(5)	Includes integration and restructuring costs of £1,064 million (2010 - £1,032 million; 2009 - £1,286 million; 2008 - £1,357 million; 2007 - £108 million).
(6)	Includes amortisation of purchased intangible assets of £222 million (2010 - £369 million; 2009 - £272 million; 2008 - £443 million; 2007 - £162 million).
(7)	Includes write-down of goodwill and other intangible assets of £11 million (2010 - £10 million; 2009 - £363 million; 2008 - £16,911 million).
(8)	Includes gains on pensions curtailment of £2,148 million in 2009.
(9)	Includes sovereign debt impairment of £1,099 million.
(10)	Includes interest rate hedge adjustments on impaired available-for-sale Greek government bonds of £169 million.

Summary consolidated balance sheet	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Loans and advances	598,916	655,778	820,146	1,012,919	1,047,998
Debt securities and equity shares	224,263	239,678	286,782	293,879	347,682
Derivatives and settlement balances	537,389	438,682	453,487	1,010,391	293,991
Other assets	146,299	119,438	136,071	84,463	151,158
Total assets	1,506,867	1,453,576	1,696,486	2,401,652	1,840,829

Owners' equity	74,819	75,132	77,736	58,879	53,038
Non-controlling interests	1,234	1,719	16,895	21,619	38,388
Subordinated liabilities	26,319	27,053	37,652	49,154	38,043
Deposits	611,759	609,483	756,346	897,556	994,657
Derivatives, settlement balances and short positions	572,499	478,076	475,017	1,025,641	363,073
Other liabilities	220,237	262,113	332,840	348,803	353,630
Total liabilities and equity	1,506,867	1,453,576	1,696,486	2,401,652	1,840,829

Additional information continued

Financial summary continued

Other financial data	2011	2010	2009	2008	2007
(Loss)/earnings per ordinary and B share from continuing operations - pence (1)	(1.8)	(0.5)	(6.3)	(146.2)	64.0
Diluted (loss)/earnings per ordinary and B share from continuing operations - pence (1,2)	(1.8)	(0.5)	(6.3)	(146.2)	63.4
Dividends per ordinary share - pence (1)	—	—	—	19.3	27.0
Dividend payout ratio (3)	—	—	—	—	43%
Share price per ordinary share at year end - £	0.20	0.39	0.29	0.49	3.72
Market capitalisation at year end - £bn	22.3	42.8	31.4	19.5	44.4
Net asset value per ordinary and B share - £	0.64	0.64	0.65	1.15	3.74
Return on average total assets (4)	(0.13%)	(0.07%)	(0.18%)	(1.19%)	0.65%
Return on average ordinary and B shareholders' equity (5)	(2.9%)	(0.7%)	(7.2%)	(50.1%)	18.7%
Average owners' equity as a percentage of average total assets	4.9%	4.6%	2.8%	2.9%	3.9%
Risk asset ratio - Tier 1	13.0%	12.9%	14.1%	10.0%	7.3%
Risk asset ratio - Total	13.8%	14.0%	16.1%	14.1%	11.2%
Ratio of earnings to combined fixed charges and preference share dividends (6, 7)
- including interest on deposits	0.91	0.94	0.75	0.05	1.45
- excluding interest on deposits	0.25	0.38	(0.30)	(7.80)	5.73
Ratio of earnings to fixed charges only (6, 7)
- including interest on deposits	0.91	0.95	0.80	0.05	1.47
- excluding interest on deposits	0.25	0.44	(0.46)	(9.74)	6.53

Notes:
(1)	The number of ordinary shares in issue in 2008 and 2007 were adjusted retrospectively for the bonus element of the rights issue completed in June 2008 and the capitalisation issue in September 2008.
(2)
None of the convertible securities had a dilutive effect in 2011, 2010, 2009 or 2008. All of the convertible preference shares had a dilutive effect in 2007 and as such were included in the computation of diluted earnings per share.

(3)
Dividend payout ratio represents the interim dividend paid and final dividend proposed as a percentage of profit attributable to ordinary and B shareholders before discontinued operations, integration and restructuring costs, amortisation of purchased intangible assets and net gain on sale of strategic investments and subsidiaries (net of tax).

(4)	Return on average total assets represents (loss)/profit attributable to ordinary and B shareholders as a percentage of average total assets.
(5)	Return on average ordinary and B shareholders' equity represents (loss)/profit attributable to ordinary and B shareholders expressed as a percentage of average ordinary and B shareholders' equity.
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

(7)
The earnings for the years ended 31 December 2011, 2010, 2009 and 2008, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the years ended 31 December 2011, 2010, 2009 and 2008 were £766 million, £523 million, £3,582 million and £26,287 million, respectively. The coverage deficiency for fixed charges only for the years ended 31 December 2011, 2010, 2009 and 2008 were £766 million, £399 million, £2,647 million and £25,691 million, respectively.

Additional information continued

Analysis of loans and advances to customers
The following table analyses loans and advances to customers before impairment provisions by remaining maturity, geographical area and type of customer.

	Within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	2011 Total £m	2010 £m	2009 £m	2008 £m	2007 £m
UK
Central and local government	2,836	33	1,748	4,617	3,919	3,174	3,091	3,135
Finance	35,598	2,445	1,115	39,158	38,975	36,283	42,432	70,006
Residential mortgages	2,397	4,963	93,016	100,376	101,157	92,583	80,967	73,916
Personal lending	12,386	3,797	3,619	19,802	23,236	25,254	26,989	28,186
Property	12,218	13,527	9,909	35,654	41,957	48,895	52,127	50,051
Construction	2,911	1,319	774	5,004	6,340	7,780	10,171	10,202
Manufacturing	4,848	1,375	860	7,083	9,111	11,432	15,074	13,452
Service industries and business activities	14,752	9,437	11,175	35,364	45,685	51,855	58,638	53,965
Agriculture, forestry and fishing	987	325	1,193	2,505	2,758	2,913	2,972	2,473
Finance leases and instalment credit	2,789	4,846	3,581	11,216	13,374	16,186	17,363	15,632
Accrued interest	361	5	57	423	558	992	2,463	2,344
Total domestic	92,083	42,072	127,047	261,202	287,070	297,347	312,287	323,362
Overseas residents	49,565	26,880	13,498	89,943	87,750	89,891	119,656	98,845
Total UK offices	141,648	68,952	140,545	351,145	374,820	387,238	431,943	422,207

Overseas
US	33,446	31,854	25,031	90,331	90,753	93,569	126,277	135,059
Rest of the World	42,004	23,193	28,693	93,890	107,742	264,712	327,391	277,721
Total Overseas offices	75,450	55,047	53,724	184,221	198,495	358,281	453,668	412,780
Loans and advances to customers - gross	217,098	123,999	194,269	535,366	573,315	745,519	885,611	834,987
Loan impairment provisions				(19,760)	(18,055)	(17,126)	(10,889)	(6,449)
Loans and advances to customers - net				515,606	555,260	728,393	874,722	828,538

Fixed rate	30,924	23,452	47,752	102,128	110,364	238,756	183,693	351,336
Variable rate	186,174	100,547	146,517	433,238	462,951	506,763	701,918	483,651
Loans and advances to customers - gross	217,098	123,999	194,269	535,366	573,315	745,519	885,611	834,987

Additional information continued

Financial summary continued
Loan impairment provisions
For a discussion of the factors considered in determining the amount of provisions, see ‘Impairment loss provision methodology’ on pages 160 and 161 and ‘Critical accounting policies’ on page 282. The following table shows the movements in loan impairment provisions.

	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Provisions at the beginning of the year
Domestic	8,199	6,670	4,474	3,258	3,037
Foreign	9,983	10,613	6,542	3,194	898
	18,182	17,283	11,016	6,452	3,935
Transfer to disposal groups
Domestic	(773)	(25)	—	—	—
Foreign	—	(47)	(324)	(767)	—
	(773)	(72)	(324)	(767)	—
Currency translation and other adjustments
Domestic	(3)	(79)	(228)	107	5
Foreign	(280)	122	(302)	1,334	178
	(283)	43	(530)	1,441	183
Disposals of subsidiaries
Domestic	—	—	—	(108)	10
Foreign	8	(2,172)	(65)	(70)	2,211
	8	(2,172)	(65)	(178)	2,221
Amounts written-off
Domestic	(2,374)	(2,252)	(2,895)	(1,446)	(1,222)
Foreign	(2,153)	(3,790)	(4,044)	(1,702)	(789)
	(4,527)	(6,042)	(6,939)	(3,148)	(2,011)
Recoveries of amounts previously written-off
Domestic	158	151	175	116	158
Foreign	369	260	224	203	184
	527	411	399	319	342
Charged to income statement - continuing operations (1)
Domestic	2,749	3,948	5,370	2,701	1,395
Foreign	4,492	5,196	7,720	3,777	508
	7,241	9,144	13,090	6,478	1,903
Charged to income statement - discontinued operations
Domestic	—	—	—	(3)	25
Foreign	(8)	42	1,044	616	18
	(8)	42	1,044	613	43
Unwind of discount (recognised in interest income)
Domestic	(220)	(214)	(226)	(151)	(150)
Foreign	(264)	(241)	(182)	(43)	(14)
	(484)	(455)	(408)	(194)	(164)
Provisions at the end of the year (2)
Domestic	7,728	8,199	6,670	4,474	3,258
Foreign	12,155	9,983	10,613	6,542	3,194
	19,883	18,182	17,283	11,016	6,452
Gross loans and advances to customers
Domestic	261,203	287,070	297,347	312,287	323,362
Foreign	274,163	286,245	448,172	573,324	511,625
	535,366	573,315	745,519	885,611	834,987

Additional information continued

	2011	2010	2009	2008	2007
Closing customer provisions as a % of gross loans and advances to customers (3)
Domestic	2.96%	2.86%	2.24%	1.43%	1.01%
Foreign	4.39%	3.44%	2.33%	1.12%	0.62%
Total	3.69%	3.15%	2.30%	1.23%	0.77%
Customer charge to income statement as a % of gross loans and advances to customers (3)
Domestic	1.05%	1.38%	1.81%	0.86%	0.44%
Foreign	1.64%	1.82%	1.95%	0.75%	0.10%
Total	1.35%	1.60%	1.89%	0.79%	0.23%

Notes:
(1)	There were no amounts relating to loans and advances to banks (2010 - £13 million release; 2009 - £34 million charge; 2008 - £118 million charge; 2007 - nil).
(2)	Includes closing provisions against loans and advances to banks of £123 million (2010 - £127 million; 2009 - £157 million; 2008 - £127 million; 2007 - £3 million).
(3)	For the purpose of these ratios, closing customer provisions and customer charge relating to loans and advances to banks are excluded.

The following table shows additional information in respect of loan impairment provisions.
	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Loan impairment provisions at end of year
Customers	19,760	18,055	17,126	10,889	6,449
Banks	123	127	157	127	3
	19,883	18,182	17,283	11,016	6,452

Average loans and advances to customers (gross)	578,057	610,131	821,155	858,333	567,900

As a % of average loans and advances to customers during the year
Total customer provisions charged to income statement	1.3%	1.5%	1.6%	0.7%	0.4%
Amounts written-off (net of recoveries) - customers	0.7%	0.9%	0.8%	0.3%	0.3%

Analysis of closing customer loan impairment provisions
The following table analyses customer loan impairment provisions by geographical area and type of domestic customer.

	2011		2010		2009		2008		2007
	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans
	£m	%	£m	%	£m	%	£m	%	£m	%
Domestic
Central and local government	—	0.9	—	0.7	—	0.4	—	0.3	—	0.4
Manufacturing	135	1.3	100	1.6	153	1.5	127	1.7	93	1.6
Construction	502	0.9	605	1.1	355	1.0	254	1.1	75	1.2
Finance	40	7.3	98	6.8	26	4.9	67	4.8	52	8.4
Service industries and business activities	1,218	6.6	1,073	8.0	962	7.0	778	6.6	562	6.5
Agriculture, forestry and fishing	36	0.5	27	0.5	20	0.4	19	0.3	21	0.3
Property	2,657	6.2	2,071	7.3	908	6.6	490	5.9	85	6.0
Residential mortgages	384	18.7	302	17.6	196	12.4	36	9.1	36	8.8
Personal lending	1,919	3.7	2,504	4.1	2,527	3.4	2,235	3.0	2,054	3.4
Finance leases and instalment credit	366	2.1	435	2.3	341	2.2	194	2.0	132	1.9
Accrued interest	—	0.1	—	0.1	—	0.1	—	0.3	—	0.3
Total domestic	7,257	48.3	7,215	50.1	5,488	39.9	4,200	35.1	3,110	38.8
Foreign	10,517	51.7	8,190	49.9	8,562	60.1	4,745	64.9	2,289	61.2
Impaired book provisions	17,774	100.0	15,405	100.0	14,050	100.0	8,945	100.0	5,399	100.0
Latent book provisions	1,986		2,650		3,076		1,944		1,050
Total provisions	19,760		18,055		17,126		10,889		6,449

Additional information continued

Financial summary continued
Analysis of write-offs
The following table analyses amounts written-off by geographical area and type of domestic customer.

	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Domestic
Manufacturing	114	94	217	61	29
Construction	228	110	243	51	21
Finance	24	6	105	31	47
Service industries and business activities	358	411	702	299	190
Agriculture, forestry and fishing	4	5	3	5	4
Property	490	395	320	34	9
Residential mortgages	23	16	2	1	—
Personal lending	1,004	1,148	1,188	938	909
Finance leases and instalment credit	129	67	115	26	13
Total domestic	2,374	2,252	2,895	1,446	1,222
Foreign	2,153	3,790	4,044	1,702	789
Total write-offs	4,527	6,042	6,939	3,148	2,011

Analysis of recoveries
The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Domestic
Manufacturing	4	2	1	2	—
Construction	6	1	—	—	—
Finance	—	—	2	2	—
Service industries and business activities	10	7	13	12	7
Property	8	4	—	—	—
Residential mortgages	9	6	3	—	—
Personal lending	111	128	99	96	143
Finance leases and instalment credit	10	3	57	4	8
Total domestic	158	151	175	116	158
Foreign	369	260	224	203	184
Total recoveries	527	411	399	319	342

Renegotiated loans
Renegotiated loans are those loans restructured in response to a borrower's financial difficulties where no impairment provision is required. Restructured loans where an impairment provision is required continue to be reported as impaired loans.  Loans renegotiated during the year amounted to:

	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Renegotiated loans (1)	7,674	5,758	2,698	2,637	930

Note:
(1)	Restructured loan data include only those arrangements above thresholds set individually by the divisions, ranging from nil to £10 million.

Additional information continued

Risk elements in lending
Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest.

Impaired loans are all loans for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Loans are classified as accruing loans past due 90 days or more where they are past due 90 days but where no impairment provision is required because they are fully collateralised.

	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Impaired loans (2)
Domestic	14,528	15,471	13,572	8,588	5,599
Foreign	24,219	20,230	21,453	10,891	4,763
Total	38,747	35,701	35,025	19,479	10,362
Accruing loans which are contractually overdue 90 days or more as to principal or interest
Domestic	1,697	2,363	2,224	1,201	217
Foreign	401	534	1,000	581	152
Total	2,098	2,897	3,224	1,782	369
Total risk elements in lending	40,845	38,598	38,249	21,261	10,731

Closing provisions for impairment as a % of total risk elements in lending	49%	47%	46%	52%	60%
Risk elements in lending as a % of gross lending to customers excluding reverse repos (3)	8.6%	7.3%	5.4%	2.5%	1.6%

Notes:
(1)
For the analysis above, 'Domestic' consists of the United Kingdom domestic transactions of the Group. 'Foreign' comprises the Group's transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.

(2)
The write-off of impaired loans affects the closing provisions for impairment as a % of total risk elements in lending (the coverage ratio).  The coverage ratio reduces if the loan written off carries a higher than average provision and increases if the loan written off carries a lower than average provision.

(3)	Includes REIL and gross lending relating to disposal groups.

	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Gross income not recognised but which would have been recognised under the original terms of impaired loans
Domestic	636	579	625	393	390
Foreign	964	830	1,032	338	64
	1,600	1,409	1,657	731	454

Interest on impaired loans included in net interest income
Domestic	220	214	226	150	165
Foreign	264	241	182	42	15
	484	455	408	192	180

Potential problem loans
Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment provision is required. This category is used for fully collateralised advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Potential problem loans	739	633	1,009	226	671

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported  impaired balance.

Additional information continued

Financial summary continued
Analysis of deposits - product analysis
The following table analyses the Group's deposits by type and geographical area.
	2011 £m	2010 £m	2009 £m
UK
Domestic
Demand deposits
- interest-free	63,875	66,608	45,855
- interest-bearing	111,274	136,359	136,157
Time deposits
- savings	79,310	70,774	67,450
- other	61,651	59,557	65,937
Overseas residents
Demand deposits
- interest-free	2,965	2,512	1,072
- interest-bearing	20,773	12,530	13,618
Time deposits
- savings	1,693	1,512	1,288
- other	59,105	46,023	61,341
Total UK offices	400,646	395,875	392,718
Overseas
Demand deposits
- interest-free	30,780	29,919	36,458
- interest-bearing	44,413	43,890	91,482
Time deposits
- savings	25,296	24,472	78,423
- other	110,624	115,327	157,265
Total overseas offices	211,113	213,608	363,628
Total deposits	611,759	609,483	756,346

Held-for-trading	137,326	116,189	106,477
Designated as at fair value through profit or loss	5,627	4,824	8,580
Amortised cost	468,806	488,470	641,289
Total deposits	611,759	609,483	756,346

Overseas
US	135,919	135,642	126,075
Rest of the World	75,194	77,966	237,553
Total overseas offices	211,113	213,608	363,628

Certificates of deposit and other time deposits
The following table shows details of the Group's certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

2011	Within 3 months £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	Total £m
UK based companies and branches
Certificates of deposit	6,092	1,367	949	331	8,739
Other time deposits	23,082	4,080	3,070	10,816	41,048

Overseas based companies and branches
Certificates of deposit	6,689	666	553	169	8,077
Other time deposits	15,413	3,671	2,930	5,439	27,453
	51,276	9,784	7,502	16,755	85,317

Additional information continued

Other contractual cash obligations
The table below summarises the Group's other contractual cash obligations by payment date.

2011	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Operating leases	208	260	802	651	1,234	1,480
Contractual obligations to purchase goods or services	111	372	548	93	6	—
	319	632	1,350	744	1,240	1,480

2010
Operating leases	132	365	837	678	1,178	1,714
Contractual obligations to purchase goods or services	104	336	484	26	—	—
	236	701	1,321	704	1,178	1,714

The Group's undrawn formal facilities, credit lines and other commitments to lend were £239,963 million (2010 - £266,822 million). While the Group has given commitments to provide these funds, some facilities may be subject to certain conditions being met by the counterparty. The Group does not expect all facilities to be drawn, and some may lapse before drawdown.

Exchange rates
Except as stated, the following tables show, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York.

US dollars per £1	February 2012	January 2012	December 2011	November 2011	October 2011	September 2011
Noon Buying Rate
High	1.5951	1.5754	1.5698	1.6076	1.6141	1.6190
Low	1.5677	1.5301	1.5386	1.5467	1.5398	1.5358

		2011	2010	2009	2008	2007
Noon Buying Rate
Period end rate		1.5537	1.5392	1.6167	1.4619	1.9843
Average rate for the year (1)		1.6105	1.5415	1.5707	1.8424	2.0073

Consolidation rate (2)
Period end rate		1.5475	1.5524	1.6222	1.4604	2.0043
Average rate for the year		1.6039	1.5455	1.5657	1.8528	2.0015

Notes:
(1)	The average of the Noon Buying Rates on the last US business day of each month during the year.
(2)	The rates used by the Group for translating US dollars into sterling in the preparation of its financial statements.
(3)	On 23 March 2012, the Noon Buying Rate was £1.00 = US$1.5864.

Additional information continued

Economic and monetary environment
When economies are emerging from recessions rooted in high levels of debt and stresses in the financial system, growth is slower than in the typical recovery. That was the experience of our major markets in 2011. It is what we should expect in 2012 and beyond.

In the UK, growth weakened. Total economic activity, as measured by gross domestic product (GDP), grew by 0.9% compared with 2.1% in 2010. At the start of the year, expectations had been more positive, the consensus forecast for growth having been 2.1%. Yet the year ended with the economy contracting.

Unemployment rose sharply, from less than 8% in mid-year to 8.4% in December. Wage growth was subdued and inflation reduced the spending power of earnings.

In commercial property, values edged higher, finishing the year up 2%. Strong performance in prime markets, particularly central London was the main source of gains. Again, however, momentum slowed towards the end of the year.

Housing market activity remained subdued. Prices probably fell slightly although the different measures disagree on the extent of the change.

Against this backdrop, the Bank of England continued its ultra-loose monetary policy stance. Despite persistently above-target inflation, interest rates remained unchanged at a record low of 0.5%, the Bank of England judging elevated inflation to be the result of temporary factors. In fact, its greater concern was that the weak economy would cause inflation to be too low and in October, the Monetary Policy Committee announced that it would increase its asset purchase programme by £75 billion.

In the United States, GDP growth slowed to 1.7% compared with 3.0% in 2010. Unlike the UK, however, growth accelerated as the year progressed. Unemployment began to fall, although at 8.5% in December it was high compared with previous recoveries.

Housing remained a drag anchor. Prices fell by around a further 4% and were almost a third below their peak level. Sales volumes were subdued and an overhang of properties on which borrowers had defaulted remained.

Judging that the pace of recovery was too slow to reduce unemployment sufficiently, the Federal Reserve tried to stimulate the economy in the third quarter with unconventional measures designed to push down medium to long-term interest rates. It also said it expected to keep the Fed Funds rate, its main policy rate, at its current low level at least until mid-2013.

Ireland emerged from three years of recession. The export sector led modest growth in the first half of the year, as it benefited from the boost to competitiveness delivered by falling wages, and stronger demand in some of Ireland’s main markets. However, the economy appears to have shrunk again in the second half.

For Ireland, gross national product (GNP) is a better measure of people’s material well-being. It reflects the income residents receive rather than the value of the incomes generated in the country, an important distinction when there is a large foreign-owned sector that remits profits overseas. GNP fell by an estimated 0.8%.

Unemployment averaged more than 14%. House prices dropped to a point where they were close to 50% below their peak level at the year end.

Looming over 2011 and prospects for 2012 was the likelihood that some euro area governments will not be able to repay in full monies they have borrowed. Uncertainty about how this problem will be solved damaged confidence. The policy prescribed for highly indebted countries, fiscal austerity, made their growth prospects worse because there are no compensating interest or exchange rate gains in a currency union. By the end of the year, the euro area was in recession, exacerbating the debt problem.

Europe’s leaders avoided both a disorderly default and a break-up of the euro area. However, it will take political will and public support to manage the immediate risk of defaults and to tackle the root causes of the acute challenges that have accumulated since the establishment of the single currency in 1999.

Absent the worst outcome for the euro area - a default that cannot be contained in one country and its banking system - growth in our main economies in 2012 will be slow as households and governments continue to labour under substantial debt burdens.

Additional information continued

Supervision
United Kingdom
The UK Financial Services Authority (FSA) is the consolidated supervisor of the Group. As at 31 December 2011, 26 companies in the Group (excluding subsidiaries of RBS NV), spanning a range of financial services sectors (banking, insurance and investment business), were authorised to conduct financial activities regulated by the FSA.

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

Investment management business is principally undertaken by companies in the Wealth division, including Coutts & Co, Adam & Company Investment Management Limited, and in the Global Banking & Markets division, through RBS Asset Management Limited.

General insurance business was principally undertaken by Direct Line Insurance plc and Churchill Insurance Company Limited. On 10 December 2011, the assets and liabilities of these companies were transferred under Part VII of the Financial Services and Markets Act 2000 to UK Insurance Limited, who now undertake general insurance business.

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

The Group's US broker dealer, RBS Securities Inc. (RBSSI), formerly known as Greenwich Capital Markets, Inc., is subject to regulation and supervision by the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) with respect to its securities activities. The futures activities of RBSSI are subject to regulation and oversight by the US Commodity Futures Trading Commission (CFTC) and the Chicago Mercantile Exchange (CME) Group-owned exchanges. The Group's US commodities business, RBS Sempra Commodities LLP and its subsidiaries, which was largely sold in 2010, are primarily regulated by the Federal Reserve Bank of Boston, the Federal Energy Regulatory Commission (FERC), the Commodity Futures Trading Commission (CFTC), the CME Group-owned exchanges, and The Intercontinental Exchange.

Netherlands
The consolidated supervisor of RBS N.V. is the Dutch Central Bank, De Nederlandsche Bank (DNB). The DNB operates as prudential supervisor of banks, insurance companies, pension funds and securities firms, and also as part of the European System of Central Banks.

Other jurisdictions
The Group operates in over 30 countries through a network of branches, local banks and non-bank subsidiaries and these activities are subject to supervision in most cases by a local regulator or central bank.

Additional information continued

Regulatory developments and reviews
The Group works with domestic and international trade associations and proactively engages with regulators and other authorities such as the Basel Committee, the European Commission and governments, in order to understand the implications of proposed regulatory change and to contribute to the development of regulatory policy.

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

The Group has continued to participate fully in the analysis of the cause of the financial crisis and the development of potential policy and reform. A wide range of ideas and proposals, aimed at strengthening the resilience of the banking system and addressing perceived shortcomings in existing regulation, have been advanced and continue to be developed. With respect to prudential requirements, the Group provided detailed feedback on the FSA's latest consultation on Strengthening Capital Standards and others, including on the supervisory formula method and liquidity swaps. Other consultations included HM Treasury’s further consultations on the structure of financial regulation, covered bonds and on Recovery and Resolution Plans (“Living Wills”).

The Group has actively engaged with, and contributed to, a number of inquiries regarding the future of banking. These included the Independent Commission on Banking and various Treasury Select Committee inquiries. It has contributed to debates led by the Financial Stability Board, European Commission and UK authorities on resolution frameworks, including possible mechanisms such as contingent capital and bail-in arrangements. It participated in the FSA's pilot for the development of Living Wills and will be developing suitable Living Wills in line with forthcoming regulatory requirements.

The Group has continued to play an active role in the development of requirements affecting products and processes. Examples include the Government’s Review of Consumer Credit and Personal Insolvency, the FSA’s review of mortgages (Mortgage Market Review) and of investment advice (Retail Distribution Review), the FSA’s proposals on Product Intervention and the European Directive on Mortgages. The Group worked closely with the Government (the Department of Business, Innovation and Skills) and the industry to develop and implement annual credit card statements to improve transparency for customers. The Group has also worked closely with the Government on its MyData initiative, with a view to empowering consumers by giving them greater access to their financial data, and on the Government’s proposals to introduce a charitable giving option at ATMs.

In 2011, regulatory changes which have been introduced to improve transparency for retail customers include the addition of interest rates on savings account statements and annual statements for personal current accounts.

UK regulated firms within the Group are members of the Financial Services Compensation Scheme (FSCS), which provides compensation to eligible customers of authorised financial services firms that are unable to meet their obligations. The FSCS is a contributor to depositor confidence and financial stability and the Group is supporting the FSCS in increasing awareness amongst UK consumers.

The FSA, in its 2011/2012 Business Plan, made reference to the proposed changes to the structure of regulation in the UK. The FSA will be responsible for transitioning to the new regulatory structure and the Group is committed to working with the authorities to establish a system that delivers the new structure.

The Group also continues to co-operate with the Information Commissioner’s Office, the UK’s independent public body set up to uphold information rights in the public interest, promoting openness by public bodies and data privacy for individuals. The Group monitors legal and regulatory changes and industry best practice and implements timely process improvements to ensure continued protection of individuals’ privacy rights and enhance information security management.

European Union/global developments
The Group follows closely the work and recommendations of the G20, as well as international standard setters such as the Basel Committee on Banking Supervision. Of note were the developments, particularly in Europe, to implement the proposals from the Basel Committee on Banking Supervision for an enhanced capital and liquidity framework. The Basel Committee also developed proposals for additional capital for globally systemically important banks. The Group remains closely involved in all aspects of the proposals on capital and liquidity, as well as on other related policy areas, such as countercyclical capital buffers and contingent capital.

Also notable in 2011, was significant work by the European Commission and the new European Supervisory Authorities in such areas as financial sector taxation, corporate governance, crisis management, credit rating agencies and remuneration. The Group provided input in all these areas.

United States
In the US, the Group continues to engage constructively with regulators and other bodies on regulatory and legislative change and seeks to ensure proper implementation and compliance. Current issues include regulatory implementation of US financial regulatory reform legislation, mortgage and credit card lending and consumer disclosures, debit card interchange fees, and account overdraft protection.

Other jurisdictions
The Group is active in monitoring regulatory developments in each country in which it operates so that internal policies are sufficient to ensure the effective management of regulatory risk.

Additional information continued

Description of property and equipment
The Group operates from a number of locations worldwide, principally in the UK. At 31 December 2011, the Royal Bank and NatWest had 627 and 1,493 retail branches, respectively, in the UK. Ulster Bank has a foot print of 236 branches and an extensive network of business banking offices across Northern Ireland and the Republic of Ireland. US Retail & Commercial had 1,519 retail banking offices (including in-store branches) covering Connecticut, Delaware, Illinois, Massachusetts, Michigan, New Hampshire, New Jersey, New York, Ohio, Pennsylvania, Rhode Island and Vermont. A substantial majority of the UK branches are owned by the Royal Bank, NatWest and their subsidiaries or are held under leases with unexpired terms of over 50 years. The Group's principal properties include its headquarters at Gogarburn, Edinburgh, its principal offices in London at 135 and 280 Bishopsgate and the Drummond House administration centre located at South Gyle, Edinburgh.

Total capital expenditure on premises (excluding investment properties), computers and other equipment in the year ended 31 December 2011 was £820 million (2010 - £656 million; 2009 - £1,215 million).

Major shareholders
In December 2008, The Solicitor for the Affairs of Her Majesty's Treasury (HM Treasury) acquired 22,854 million ordinary shares representing 57.9% of the company's issued ordinary share capital. During 2009, HM Treasury acquired a further 16,791 million ordinary shares raising their holding to 70.3% of the company's issued ordinary share capital.

In December 2009, HM Treasury acquired 51 billion B shares in the company representing the entire issued B share capital. At 31 December 2011, HM Treasury’s holding in the company’s ordinary shares was 66.9%.

Other than detailed above, there have been no significant changes in the percentage ownership of major shareholders of the company's ordinary, B and preference shares during the three years ended 22 February 2012. All shareholders within a class of the company's shares have the same voting rights.

At 22 February 2012, the directors of the company had options to purchase a total of 10,455,306 ordinary shares of the company.

As at 31 December 2011, almost all of the company's US$ denominated preference shares and American Depository Shares representing ordinary shares were held by shareholders registered in the US. All other shares were predominantly held by shareholders registered outside the US.

Material contracts
The company and its subsidiaries are party to various contracts in the ordinary course of business. Material contracts include the following:

Consortium and Shareholders Agreement (CSA)
On 28 May 2007, Fortis Bank Nederland, the company, Santander and RFS Holdings entered into the CSA. Fortis Bank Nederland acceded to the CSA on 26 July 2007. On 3 October 2008, the Dutch State acquired Fortis Bank Nederland. On 24 December 2008 the Dutch State acceded to the CSA following its acquisition of the shares held by Fortis Bank Nederland in RFS Holdings pursuant to a Deed of Accession entered into between RFS Holdings, the company, Fortis Bank Nederland, Santander and the Dutch State. On 1 April 2010 the CSA was restated. It was the subject of a further amendment on 18 July 2011. The CSA (as amended and restated) governs the relationships amongst the parties thereto in relation to the acquisition by RFS Holdings of ABN AMRO (now RBS Holdings N.V.). The CSA (as amended and restated) details, inter alia, the equity interests in RFS Holdings, the governance of RFS Holdings, the arrangements for the transfer of certain ABN AMRO businesses, assets and liabilities to the Dutch State (previously Fortis Bank Nederland), the company and Santander, further funding obligations of the Dutch State, the company and Santander where funding is required by regulatory authorities in connection with the ABN AMRO businesses, the allocation of taxes and conduct of tax affairs and the steps that the Dutch State, the company and Santander expect to take to enable the company to become the sole shareholder of RFS Holdings.

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

Additional information continued

Material contracts continued
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

The company's commitments described in this section have been superseded by the Scheme Rules and the Accession Agreement (for details of the Accession Agreement see page 401), with the exception of a commitment to inform the Department for Business, Innovation and Skills prior to making significant reductions in the level of lending being made available to certain borrowers or counterparties, which will apply until 28 February 2011, in line with the duration of the commitments under the Lending Commitments Letter described below.

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

Additional information continued

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

On 23 March 2010, the company agreed with the UK government certain adjustments to the above lending commitments for the 2010 commitment period (the 12 month period commencing 1 March 2010), to reflect expected economic circumstances over the period. As part of the amended lending commitments, the company committed, among other things, to make available gross new facilities, drawn or undrawn, of £50 billion to UK businesses in the period 1 March 2010 to 28 February 2011. In addition, the company agreed with the UK government to make available £8 billion of net mortgage lending in the 2010 commitment period. This was a decrease of £1 billion on the net mortgage lending target that previously applied to the 2010 commitment period which ended on 28 February 2011, to reflect that the mortgage lending commitment for the 2009 commitment period was increased from £9 billion to £10 billion. In the Budget of 23 March 2011, the Chancellor of the Exchequer confirmed that RBS had met these lending commitments, providing £30 billion of gross new facilities to SMEs and £26.9 billion to larger businesses (a total of £56.9 billion) and delivering £9.4 billion of net mortgage lending.

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

Accession Agreement and the UK Asset Protection Scheme Terms and Conditions
The company acceded to the APS through an accession agreement (the "Accession Agreement") entered into with HM Treasury, which became effective on 22 December 2009. Supplemental agreements were signed on 27 August 2010, 20 December 2010, 25 January 2011, 10 February 2011, 30 June 2011, 22 July 2011 and 18 August 2011. The Accession Agreement incorporates by reference the terms and conditions of the APS set out in the document entitled ‘UK Asset Protection Scheme Terms and Conditions’ which is available on HM Treasury's website (the ‘Scheme Conditions’). The Accession Agreement which incorporates the Scheme Conditions is accounted for as a credit derivative and it tailors the APS to the company (by, amongst other things, setting applicable bank-specific thresholds and addressing various other bank-specific issues).

Under the APS, HM Treasury is liable to make payments to the company in respect of a pre-defined pool of assets and exposures (the "Covered Assets"). Payments under the APS are intended to protect the company, over time, for 90% of the amount by which cumulative losses on the whole portfolio of Covered Assets (as reduced by cumulative recoveries on the portfolio) exceed a fixed first loss threshold of £60 billion. Cumulative losses (as reduced by cumulative recoveries) below the first loss threshold, and a 10% vertical slice of any cumulative losses (as reduced by cumulative recoveries) exceeding the first loss threshold, are for the account of the company.

Protection under the APS is, subject to various requirements under the Scheme Conditions, provided in respect of the Covered Assets on the company's consolidated balance sheet as at 31 December 2008 with an aggregate covered amount of £282 billion (the covered pool has since reduced substantially). Protection under the APS may be lost or limited in certain specified circumstances, including the failure of a Covered Asset to satisfy certain asset eligibility criteria set out in the Scheme Conditions.

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

The company has the right, in certain circumstances, to withdraw from the APS permanently all or part of a Covered Asset. In addition, the company contractually has the right to terminate the APS exercisable at any time provided that the FSA has confirmed in writing to HM Treasury that it has no objection to the proposed termination. An exit fee and, potentially, a refund of HM Treasury's net payments under the APS may be payable by the company upon such termination. The Scheme Conditions also contain various provisions and restrictions on the management and administration of the Covered Assets and certain related assets. The company is obliged to manage certain such assets (those that are identified by reference to a ‘focus list’) in accordance with the asset management objective, which is to maximise the expected net present value of such assets (discounted at an HM Treasury rate), including by minimising losses and potential losses and maximising recoveries and potential recoveries. The company also has monitoring and reporting obligations under the Scheme Conditions which are aimed at transparency in respect of the Covered Assets to enable HM Treasury to manage and assess its exposure under the APS. In addition, the company has to establish a separate governance structure for the purposes of the APS. Further, the Scheme Conditions and the Accession Agreement also contain requirements for the development of a remuneration policy for the Group and specific remuneration requirements for certain officers and employees of the company.

Additional information continued

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

The State Aid Commitment Deed also provides that if the European Commission adopts a decision that the UK Government must recover any State Aid (a "Repayment Decision") and the recovery order of the Repayment Decision has not been annulled or suspended by the Court of First Instance (now the General Court) or the European Court of Justice, then the Group must repay HM Treasury any aid ordered to be recovered under the Repayment Decision.

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

Sale of RBS England and Wales and NatWest Scotland branch based business to Santander UK plc
On 4 August 2010, the Royal Bank, NatWest Plc and National Westminster Home Loans Limited entered into a Sale and Purchase Agreement with Santander UK plc pursuant to which the Royal Bank, NatWest Plc and National Westminster Home Loans Limited agreed to sell 311 Royal Bank of Scotland branded branches in England and Wales, seven NatWest branded branches in Scotland, the retail and SME customer accounts attached to these branches, the Direct SME business, and certain mid-corporate businesses and associated assets and liabilities to Santander UK plc for a premium of £350 million to net assets at closing. The parties agreed certain amendments to the Sale and Purchase Agreement on 30 August 2011. The consideration will be paid in cash and is subject to certain closing adjustments, including those relating to the performance of the business. The transaction is subject to regulatory, anti-trust and other conditions.

Additional information continued

Material contracts continued
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

Sale of RBS Aviation Capital to Sumitomo Mitsui Banking Corporation
On 16 January 2012, the Royal Bank and Sumitomo Mitsui Banking Corporation (SMBC) entered into a Sale and Purchase Agreement pursuant to which the Royal Bank agreed to sell its aircraft leasing business, RBS Aviation Capital, to SMBC, acting on behalf of a consortium comprising its parent, Sumitomo Mitsui Financial Group, and Sumitomo Corporation. As a result of the sale, the consortium will acquire RBS Aviation Capital for an approximate consideration of US$7.3 billion (£4.7 billion). The consideration will be paid in cash and will be subject to certain closing adjustments. The transaction is subject to regulatory and anti-trust conditions and it is expected that the sale will complete before the end of the third quarter of 2012.

Additional information continued

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

$0.02 (or less) per ADS	• Any cash distribution to ADS registered holders.

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of securities of deposited securities to ADS registered holders.

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depository or its agent when you deposit or withdraw shares.

Expenses of the depository	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement).

• Converting foreign currency to U.S. dollars.

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary.

Any charges incurred by the depository or its agents for servicing the deposited securities	• As necessary.

Fees payable by the depository to the issuer
Fees incurred in past annual Period
From 1 January 2011 to 31 December 2011, the company received from the depository $300,000 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filling of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

Fees to be paid in the future.
The bank of New York Mellon, as depository, has agreed to reimburse the Company for expenses they incur that are related to establishment and maintenance expenses of the ADS program. The depository has agreed to reimburse the Company for its continuing annual stock exchange listing fees, the depository has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim reports, printing and distributing dividend cheques, electronic filing of U.S. federal tax information, mailing required tax forms, stationary, postage, facsimile, and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs of special investor relations promotional activities. In certain instances, the depository has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depository will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depository collects from investors.

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

The Group’s businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions and by other geopolitical risks
The Group’s businesses and performance are affected by local and global economic conditions and perceptions of those conditions and future economic prospects. The outlook for the global economy over the near to medium-term remains challenging and many forecasts predict at best only stagnant or modest levels of gross domestic product (GDP) growth across a number of the Group’s key markets over that period. In the UK, latest estimates suggest the economy grew by only 1% in 2011, while the current consensus of forecasts predicts GDP growth of just 0.5% in 2012. GDP in the European Monetary Union (EMU) in 2011 was estimated to have grown by 1.6% in 2011 (although this was mainly boosted by Germany, the EMU’s largest economy, which grew by 3%). While the German economy has proven to be relatively robust, austerity measures in many EMU economies, initiated in response to increased sovereign debt risk, have resulted in weak economic and GDP growth. Economic growth in the EMU is predicted to fall in 2012 by 0.3% (source: Consensus Economics Inc, Eurostat, ONS). Despite significant interventions by governments and other non-governmental bodies during and since the financial crisis in 2008/2009, capital and credit markets around the world continue to be volatile and be subject to intermittent and prolonged disruptions. In particular, increasingly during the second half of 2011, a heightened risk of sovereign default relating to certain EU member states has had a negative impact on capital and credit markets. Such challenging economic and market conditions have exerted downward pressure on asset prices and on credit availability and upward pressure on funding costs, and continue to impact asset recovery rates and the credit quality of the Group’s businesses, customers and counterparties, including sovereigns. In particular, the Group has significant exposure to customers and counterparties within the EU (including the UK and Ireland), which includes sovereign debt exposures that have been, and may in the future be, affected by restructuring of their terms, principal, interest and maturity. These exposures have resulted in the Group making significant provisions and recognising significant write-downs in prior periods, which may also occur in future periods. These conditions, alone or in combination with regulatory changes or actions of market participants, may also cause the Group to experience reduced activity levels, additional write-downs and impairment charges and lower profitability, and may restrict the ability of the Group to access funding and liquidity. In particular, should the scope and severity of the adverse economic conditions currently experienced by some EU member states and elsewhere worsen, the risks faced by the Group would be exacerbated. Developments relating to the current economic conditions and unfavourable financial environment, including those discussed above, could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

In Europe, countries such as Ireland, Italy, Greece, Portugal and Spain have been particularly affected by the recent financial and economic conditions. The perceived risk of default on the sovereign debt of those countries intensified in the latter part of 2011 particularly in relation to Greece and has continued into 2012. This raised concerns about the contagion effect such a default would have on other EU economies as well as the ongoing viability of the euro currency and the EMU. Yields on the sovereign debt of most EU member states have recently been volatile and trended upward. The EU, the European Central Bank and the International Monetary Fund have prepared rescue packages for some of the affected countries and a number of European states, including Ireland, Italy and Spain, are taking actions to stabilise their economies and reduce their debt burdens. The EU has also taken policy initiatives intended to address systemic stresses in the eurozone. Despite these actions, the long-term ratings of a majority of eurozone countries have recently been downgraded and further downgrades are possible. Furthermore, the effectiveness of these actions is not assured and the possibility remains that the euro could be abandoned as a currency by countries that have already adopted its use, or in an extreme scenario, abandonment of the euro could result in the dissolution of the EMU. This would lead to the re-introduction of individual currencies in one or more EMU member states.

The effects on the European and global economies of the potential dissolution of the EMU, exit of one or more EU member states from the EMU and the redenomination of financial instruments from the euro to a different currency, are impossible to predict fully. However, if any such events were to occur they would likely:

•	result in significant market dislocation;

•	heighten counterparty risk;

•	affect adversely the management of market risk and in particular asset and liability management due, in part, to redenomination of financial assets and liabilities; and

•	have a material adverse effect on the Group’s financial condition, results of operations and prospects.

By virtue of the Group’s global presence, the Group is also exposed to risks arising out of geopolitical events, such as the existence of trade barriers, the implementation of exchange controls and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the response to them by governments could also adversely affect levels of economic activity and have an adverse effect upon the Group’s business, financial condition and results of operations.

Additional information continued

Risk factors continued
The Group’s ability to meet its obligations including its funding commitments depends on the Group’s ability to access sources of liquidity and funding
Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of factors, including an over reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Credit markets worldwide have experienced severe reductions in liquidity and term-funding during prolonged periods in recent years. In particular, funding in the interbank markets, a traditional source of unsecured short-term funding, has been severely disrupted. Although credit markets generally improved during the first half of 2011, wholesale funding markets have continued to suffer, particularly for European banks as the sovereign debt crisis worsened during the second half of 2011. As a result, a number of banks were reliant on central banks as their principal source of liquidity and central banks increased their support provisions to banks with the European Central Bank providing significant liquidity in the last few months of 2011 (including long-term refinancing operations facilities (offering loans with a term of up to three years) and broader access to US dollar funding). Although these efforts appear to be having a positive impact, global credit markets remain disrupted. The market perception of bank credit risk has changed significantly recently and banks that are deemed by the market to be riskier have had to issue debt at a premium to the equivalent cost of debt for other banks that are perceived by the market as being less risky. Any uncertainty regarding the perception of credit risk across financial institutions may lead to further reductions in levels of interbank lending and associated term maturities and may restrict the Group’s access to traditional sources of liquidity.

The Group’s liquidity management focuses, among other things, on maintaining a diverse and appropriate funding strategy for its assets in line with the Group’s wider strategic plan. At certain times during periods of liquidity stress, the Group has been required to rely on shorter-term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. Such schemes require the pledging of assets as collateral, the eligibility and valuation of which is determined by the applicable central bank. Changes to these valuations or eligibility criteria can negatively impact the available assets and reduce available liquidity access particularly during periods of stress when such lines may be needed most. Further tightening of credit markets could have a materially adverse impact on the Group. There is also a risk that corporate and financial institution counterparties may seek to reduce their credit exposures to banks and other financial institutions, which may cause funding from these sources to no longer be available. There is also likely to be increased competition for funding due to the significant levels of refinancing expected to be required by financial institutions during 2012, which may also reduce the level of funding available from these sources. Under such circumstances, the Group may need to seek funds from alternative sources potentially at higher costs than has previously been the case or may be required to consider disposals of other assets not previously identified for disposal to reduce its funding commitments.

In the context of its liquidity management efforts, the Group has sought to increase the average maturity of its wholesale funding, which has had the effect of increasing the Group’s overall cost of funding. In addition, the Group expects to proportionately increase its reliance on longer-term secured funding, such as covered bonds.

Like many banking groups, the Group relies increasingly on customer deposits to meet a considerable portion of its funding and it is actively seeking to increase the proportion of its funding represented by customer deposits. However, such deposits are subject to fluctuation due to certain factors outside the Group’s control, such as a loss of confidence, increasing competitive pressures for retail customer deposits or the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors, which could result in a significant outflow of deposits within a short period of time. There is currently heavy competition among UK banks for retail customer deposits, which has increased the cost of procuring new deposits and impacted the Group’s ability to grow its deposit base and such competition is expected to continue. An inability to grow, or any material decrease in, the Group’s deposits could, particularly if accompanied by one of the other factors described above, have a materially adverse impact on the Group’s ability to satisfy its liquidity needs.

The occurrence of any of the risks described above could have a material adverse impact on the Group’s financial conditions and results of operations.

The Independent Commission on Banking has published its final report on competition and possible structural reforms in the UK banking industry. The UK Government has indicated that it supports and intends to implement the recommendations substantially as proposed, which could have a material adverse effect on the Group
The Independent Commission on Banking (ICB) was appointed by the UK Government in June 2010 to review possible structural measures to reform the UK banking system in order to promote, amongst other things, stability and competition. The ICB published its final report to the Cabinet Committee on Banking Reform on 12 September 2011, which set out the ICB’s views on possible reforms to improve stability and competition in UK banking. The final report made a number of recommendations, including in relation to (i) the implementation of a ring-fence of retail banking operations, (ii) increased loss absorbency (including bail-in i.e. the ability to write-down debt or convert it into an issuer’s ordinary shares in certain circumstances) and (iii) promotion of competition. On 19 December 2011 the UK Government published its response to the final report and indicated its support and intention to implement the recommendations set out in the final report substantially as proposed. The UK Government indicated that it will work towards putting in place the necessary legislation by May 2015, requiring compliance as soon as practicable thereafter and a final deadline for full implementation of 2019. The Group will continue to participate in the debate and to consult with the UK Government on the implementation of the recommendations set out in the final report and in the UK Government’s response, the effects of which could have a material adverse effect on the Group’s structure, results of operations, financial condition and prospects.

Additional information continued

The Group’s ability to implement its strategic plan depends on the success of the Group’s refocus on its core strengths and its balance sheet reduction programme
As a result of the global economic and financial crisis that began in 2008 and the changed global economic outlook, the Group is engaged in a financial and core business restructuring which is focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding and lowering exposure to capital-intensive businesses. A key part of this restructuring is the programme announced in February 2009 to run-down and sell the Group’s non-core assets and businesses and the continued review of the Group’s portfolio to identify further disposals of certain non-core assets and businesses. Assets identified for this purpose and allocated to the Group’s Non-Core division totalled £258 billion, excluding derivatives, at 31 December 2008. At 31 December 2011, this total had reduced to £93.7 billion (31 December 2010 - £137.9 billion), excluding derivatives, as further progress was made in business disposals and portfolio sales during the course of 2011. This balance sheet reduction programme continues alongside the disposals under the State Aid restructuring plan approved by the European Commission. As part of its core business restructuring, in January 2012 the Group announced changes to its wholesale banking operations, including the reorganisation of its wholesale businesses and the exit and downsizing of selected existing activities (including cash equities, corporate banking, equity capital markets, and mergers and acquisitions).

Because the ability to dispose of assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which remain challenging, there is no assurance that the Group will be able to sell or run-down (as applicable) those remaining businesses it is seeking to exit either on favourable economic terms to the Group or at all. In addition, material tax liabilities could arise on the disposal of assets. Furthermore, there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained in a timely manner, or at all. There is consequently a risk that the Group may fail to complete such disposals by any agreed longstop date.

The Group may be liable for any deterioration in businesses being sold between the announcement of the disposal and its completion, which period may be lengthy and may span many months. In addition, the Group may be exposed to certain risks until completion, including risks arising out of ongoing liabilities and obligations, breaches of covenants, representations and warranties, indemnity claims, transitional services arrangements and redundancy or other transaction related costs.

The planned reorganisation, exit and downsizing of business activities announced in January 2012 will be time intensive and costly, the extent to which is not fully ascertainable. The process of implementing these changes may result in further disruption to the Group and the businesses it is trying to exit or downsize.

The occurrence of any of the risks described above could negatively affect the Group’s ability to implement its strategic plan and could have a material adverse effect on the Group’s business, results of operations, financial condition, capital ratios and liquidity.

The occurrence of a delay in the implementation of (or any failure to implement) the approved proposed transfers of a substantial part of the business activities of RBS N.V. to the Royal Bank may have a material adverse effect on the Group
As part of the restructuring of its businesses, operations and assets, on 19 April 2011, the Group announced the proposed transfers of a substantial part of the business activities of RBS N.V. to the Royal Bank. Subject to, among other matters, regulatory and other approvals, it is expected that the proposed transfers will be implemented on a phased basis over a period ending 31 December 2013. A large part of the proposed transfers is expected to have taken place by the end of 2012. On 17 October 2011, the Group completed the transfer of a substantial part of the UK activities of RBS N.V. to the Royal Bank pursuant to Part VII of FSMA.

The process for implementing the proposed transfers is complex and any failure to satisfy any conditions or complete any preliminary steps to each proposed transfer may cause a delay in its completion (or result in its non-completion). If any of the proposed transfers are delayed (or are not completed) for any reason, such as a failure to secure required regulatory approvals, it is possible that the relevant regulatory authorities could impose sanctions which could adversely impact the minimum regulatory requirements for capital and liquidity of RBS N.V. and the Royal Bank. In addition, the FSA may impose additional capital and liquidity requirements in relation to the Royal Bank to the extent that such a delay in implementation (or non-completion) of any of the proposed transfers has consequential financial implications for the Royal Bank (for example increased intra-group large exposures). A delay in implementation of (or any failure to implement) any of the proposed transfers may therefore adversely impact RBS N.V.’s and the Royal Bank’s capital and liquidity resources and requirements, with consequential adverse impacts on their funding resources and requirements.

The occurrence of a delay in the implementation of (or any failure to implement) any of the proposed transfers may therefore have a material adverse effect on the Group’s business, results of operations and financial condition.

Additional information continued

Risk factors continued
The Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan and is prohibited from making discretionary dividend or coupon payments on existing hybrid capital instruments (including preference shares and B Shares) which may impair the Group’s ability to raise new Tier 1 capital
The Group was required to obtain State Aid approval for the aid given to the Group by HM Treasury as part of the placing and open offer undertaken by the Group in December 2008, the issuance to HM Treasury of £25.5 billion of B shares in the capital of the Group which are, subject to certain terms and conditions, convertible into ordinary shares in the share capital of the Group and a contingent commitment by HM Treasury to subscribe for up to an additional £8 billion of B Shares if certain conditions are met and the Group’s participation in the Asset Protection Scheme (APS). In that context, as part of the terms of the State Aid approval, the Group, together with HM Treasury, agreed the terms of a restructuring plan.

As part of the State Aid restructuring plan, there is a prohibition on the making of discretionary dividend (including on preference shares and B shares) or coupon payments on existing hybrid capital instruments for a two year period which ends on 30 April 2012. These restrictions prevent the Group, the Royal Bank and other Group companies (other than companies in the RBS Holdings N.V. group (which was renamed from ABN AMRO Holding N.V. on 1 April 2010), which are subject to different restrictions) from paying discretionary dividends on their preference shares and discretionary coupons on other Tier 1 securities, and the Group from paying dividends on its ordinary shares, for the same duration, and it may impair the Group’s ability to raise new capital through the issuance of ordinary shares and other securities issued by the Group.

The Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan, including required asset disposals. In particular, the Group agreed to undertake a series of measures to be implemented over a four year period from December 2009, including the disposal of all or a controlling portion of RBS Insurance (with disposal of its entire interest in RBS Insurance required by 31 December 2014), Global Merchant Services (GMS), its interest in RBS Sempra Commodities LLP, and the Royal Bank branch-based business in England and Wales and the NatWest branches in Scotland, along with the direct and other small and medium-size enterprise (SME) customers and certain mid-corporate customers across the UK. While the disposal of GMS is completed  and the disposal of RBS Sempra Commodities is largely completed, the sale processes in respect of the Royal Bank and NatWest branch-based business and RBS Insurance continue to progress. There is no assurance that the price that the Group receives or has received for any assets sold pursuant to the State Aid restructuring plan will be or has been at a level the Group considers adequate or which it could obtain in circumstances in which the Group was not required to sell such assets in order to implement the State Aid restructuring plan or if such sale were not subject to the restrictions contained in the terms thereof. Further, if the Group fails to complete any of the required disposals within the agreed timeframes for such disposals, under the terms of the State Aid approval, a divestiture trustee may be empowered to conduct the disposals, with the mandate to complete the disposal at no minimum price.

Furthermore, if the Group is unable to comply with the terms of the State Aid approval, it could constitute a misuse of aid. In circumstances where the European Commission doubts that the Group is complying with the terms of the State Aid approval, it may open a formal investigation. At the conclusion of any such investigation, if the European Commission decided that there had been misuse of aid, it could issue a decision requiring HM Treasury to recover the misused aid, which could have a material adverse impact on the Group.

In implementing the State Aid restructuring plan, the Group has lost, and will continue to lose, existing customers, deposits and other assets (both directly through the sale and potentially through the impact on the rest of the Group’s business arising from implementing the State Aid restructuring plan) and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals. Further, the loss of such revenues and related income may extend the time period over which the Group may pay any amounts owed to HM Treasury under the APS or otherwise. The implementation of the State Aid restructuring plan may also result in disruption to the retained business and give rise to significant strain on management, employee, operational and financial resources, impacting customers and employees and giving rise to separation costs which could be substantial.

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

The occurrence of any of the risks described above could have a material adverse effect on the Group’s business, results of operations, financial condition, capital position and competitive position.

Additional information continued

The Group and its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures under the Banking Act 2009 which may result in various actions being taken in relation to any securities
Under the Banking Act 2009, substantial powers have been granted to HM Treasury, the Bank of England and the FSA (together, the “Authorities”) as part of a special resolution regime. These powers enable the Authorities to deal with and stabilise UK incorporated institutions with permission to accept deposits pursuant to Part IV of the FSMA that are failing, or are likely to fail, to satisfy the threshold conditions (within the meaning of section 41 of the FSMA, which are the conditions that a relevant entity must satisfy in order to obtain its authorisation to perform regulated activities). The special resolution regime consists of three stabilisation options: (i) transfer of all or part of the business of the relevant entity and/or the securities of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a “bridge bank” wholly-owned by the Bank of England; and (iii) temporary public ownership (nationalisation) of the relevant entity. HM Treasury may also take a holding company of the relevant entity into temporary public ownership where certain conditions are met. The Banking Act also provides for two new insolvency and administration procedures for relevant entities. Certain ancillary powers include the power to modify (including imposing additional obligations) and cancel certain contractual arrangements in certain circumstances.

If HM Treasury decides to take the Group into temporary public ownership pursuant to the powers granted under the Banking Act, it may take various actions in relation to any securities without the consent of holders of the securities. These could include: (i) transferring the securities free from any trust, liability or other encumbrance and free from any contractual, legislative or other restrictions on transfer; (ii) extinguishing any rights to acquire securities; (iii) delisting the securities; (iv) converting the securities into another form or class; or (v) disapplying any termination or acceleration rights or events of default under the terms of the securities which would be triggered by the transfer or certain related events.

Where HM Treasury makes a share transfer order in respect of securities issued by a holding company of a relevant entity, HM Treasury may make an order providing for the property, rights or liabilities of the holding company or of any relevant entity in the holding company group to be transferred and where such property is held on trust, removing or altering the terms of such trust.

Although the Banking Act includes provisions related to compensation in respect of transfer instruments and orders made under it (including securities that are transferred with respect to a relevant entity) there can be no assurance that compensation would be assessed to be payable or that any compensation would be recovered promptly and/or would equal any loss actually incurred. HM Treasury is also empowered by order to amend the law (including with retrospective effect) for the purpose of enabling the powers under the special resolution regime to be used effectively. In general, there is considerable uncertainty about the scope of the powers afforded to the Authorities under the Banking Act and how the Authorities may choose to exercise them. However, potential impacts may include full nationalisation of the Group, the total loss of value of securities and the inability of the Group to perform its obligations under its securities.

The financial performance of the Group has been, and continues to be, materially affected by deteriorations in borrower and counterparty credit quality and further deteriorations could arise due to prevailing economic and market conditions and legal and regulatory developments
The Group has exposure to many different industries and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and counterparties are inherent in a wide range of the Group’s businesses. In particular, the Group has significant exposure to certain individual counterparties in weakened business sectors and geographic markets and also has concentrated country exposure in the UK, the US and across the rest of Europe (particularly Ireland) and within certain business sectors, namely personal finance, financial institutions and commercial real estate. For a discussion of the Group’s exposure to country risk see pages 166 to 186. Furthermore, the Group expects its exposure to the UK to increase proportionately as its business becomes more concentrated in the UK, with exposures generally being reduced in other parts of its business as it implements its strategy, including the reduction of, and exit from, certain businesses in its GBM business.

The Group may continue to see adverse changes in the credit quality of its borrowers and counterparties, for example as a result of their inability to refinance their debts, with increasing delinquencies, defaults and insolvencies across a range of sectors and in a number of geographic markets. Since the credit quality of the Group’s borrowers and counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in their respective markets, a significant deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact the Group’s ability to enforce contractual security rights. In addition, the Group’s credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. Any such losses could have an adverse effect on the Group’s results of operations and financial condition.

Additional information continued

Risk factors continued
Financial services institutions that deal with each other are inter-related as a result of trading, investment, clearing, counterparty and other relationships. Within the financial services industry, the default of any one institution could lead to defaults by other institutions. Concerns about, or a default by, one institution could lead to significant liquidity problems and losses or defaults by other institutions, as the commercial and financial soundness of many financial institutions may be closely related as a result of this credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses for, or defaults by, the Group. This systemic risk may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Group interacts on a daily basis, all of which could have a material adverse effect on the Group’s access to liquidity or could result in losses which could have a material adverse effect on the Group’s financial condition, results of operations and prospects.

In the US during recent years, there has been disruption in the ability of certain financial institutions to complete foreclosure proceedings in a timely manner (or at all), including as a result of interventions by certain states and local governments. This disruption has lengthened the time to complete foreclosures, increased the backlog of repossessed properties and, in certain cases, has resulted in the invalidation of purported foreclosures. In addition, a number of other financial institutions have experienced increased repurchase demands in respect of US mortgage loans or other related securities originated and sold. However, the Group has not experienced a significant volume of repurchase demands in respect of similar loans or related securities it originated or sold and has not ceased any of its US foreclosure activities.

The trends and risks affecting borrower and counterparty credit quality have caused, and in the future may cause, the Group to experience further and accelerated impairment charges, increased repurchase demands, higher costs, additional write-downs and losses for the Group and an inability to engage in routine funding transactions.

The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions
Financial markets continue to be subject to significant stress conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by losses arising out of asset-backed collateralised debt obligations, residential mortgage-backed securities and the leveraged loan market. In dislocated markets, hedging and other risk management strategies may not be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties. Severe market events have resulted in the Group recording large write-downs on its credit market exposures in recent years. Any deterioration in economic and financial market conditions could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the Group’s exposures. Valuations in future periods, reflecting, among other things, then prevailing market conditions and changes in the credit ratings of certain of the Group’s assets, may result in significant changes in the fair values of the Group’s exposures, even in respect of exposures, such as credit market exposures, for which the Group has previously recorded write-downs. In addition, the value ultimately realised by the Group may be materially different from the current or estimated fair value. Any of these factors could require the Group to recognise further significant write-downs in addition to those already recorded or realised or realise increased impairment charges, which may have a material adverse effect on its financial condition, results of operations and capital ratios.

The value or effectiveness of any credit protection that the Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties
The Group has credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), and other credit derivatives, such as the APS, each of which are carried at fair value. The fair value of these CDSs, as well as the Group’s exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Market counterparties have been adversely affected by their exposure to residential mortgage linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness may deteriorate rapidly. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates, the Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs. The Group also recognises any fluctuations in the fair value of other credit derivatives, such as the APS. If market conditions improve and credit spreads for assets covered by the APS narrow, the value of the protection decreases and a loss is recognised. If credit spreads widen, the protection is more valuable, giving rise to a gain. Any such adjustments or fair value changes may have a material adverse impact on the Group’s financial condition and results of operations.

Additional information continued

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group’s business and results of operations
Some of the most significant market risks the Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity prices and basis, volatility and correlation risks. Changes in interest rate levels (or extended periods of low interest rates), yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress. Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the Group’s non-UK subsidiaries and may affect the Group’s reported consolidated financial condition or its income from foreign exchange dealing. For accounting purposes, the Group values some of its issued debt, such as debt securities, at the current market price. Factors affecting the current market price for such debt, such as the credit spreads of the Group, may result in a change to the fair value of such debt, which is recognised in the income statement as a profit or loss.

The performance of financial markets affects bond, equity and commodity prices, which has caused, and may in the future cause, changes in the value of the Group’s investment and trading portfolios. As part of its ongoing derivatives operations, the Group also faces significant basis, volatility and correlation risks, the occurrence of which are also impacted by the factors noted above. While the Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult, particularly in the current environment, to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group’s financial performance and business operations.

The Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its and the UK Government’s credit ratings
The credit ratings of the Group, the Royal Bank and other Group members have been subject to change and may change in the future, which could impact their cost of, access to and sources of financing and liquidity. A number of UK and other European financial institutions, including the Group, the Royal Bank and other Group members, were downgraded during the course of 2011 in connection with a review of systemic support assumptions incorporated into bank ratings and the likelihood, in the case of UK banks, that the UK Government is more likely in the future to make greater use of its resolution tools to allow burden sharing with bondholders, and in connection with a general review of rating agencies’ methodologies.  Rating agencies continue to evaluate the rating methodologies applicable to UK and European financial institutions and any change in such rating agencies’ methodologies could materially adversely affect the credit ratings of Group companies. Any further reductions in the long-term or short-term credit ratings of the Group or one of its principal subsidiaries (particularly the Royal Bank) would increase its borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit the Group’s access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. At 31 December 2011, a one notch downgrade in the Group’s credit rating would have required the Group to post an estimated additional £12.5 billion of collateral without taking account of mitigating action by management. Furthermore, given the extent of the UK Government ownership of the Group, any downgrade in the UK Government’s credit ratings could materially adversely affect the credit ratings of Group companies and may have the effects noted above. Credit ratings of the Group, the Royal Bank, RBS N.V., Ulster Bank Limited and Citizens Financial Group Inc. are also important to the Group when competing in certain markets, such as over-the-counter derivatives. As a result, any further reductions in the Group’s long-term or short-term credit ratings or those of its principal subsidiaries could adversely affect the Group’s access to liquidity and its competitive position, increase its funding costs and have a material adverse impact on the Group’s earnings, cash flow and financial condition.

The Group’s business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements
Effective management of the Group’s capital is critical to its ability to operate its businesses, and to pursue its strategy of returning to standalone strength. The Group is required by regulators in the UK, the US and other jurisdictions in which it undertakes regulated activities to maintain adequate capital resources. The maintenance of adequate capital is also necessary for the Group’s financial flexibility in the face of continuing turbulence and uncertainty in the global economy and specifically in its core UK, US and European markets. Accordingly, the purpose of the issuance of the £25.5 billion of B shares and the grant of the Contingent Subscription in 2009 and the previous placing and open offers completed in 2008 and 2009 was to allow the Group to strengthen its capital position.

The package of reforms to the regulatory capital framework published by the Basel Committee on Banking Supervision in December 2010 and January 2011 includes materially increasing the minimum common equity requirement and the total Tier 1 capital requirement. In addition, banks will be required to maintain, in the form of common equity (after the application of deductions), a capital conservation buffer to withstand future periods of stress, bringing the total common equity requirements to 7%. If there is excess credit growth in any given country resulting in a system-wide build-up of risk, a countercyclical buffer within a range of 0-2.5% of common equity is to be applied as an extension of the conservation buffer. In addition, a leverage ratio will be introduced, together with a liquidity coverage ratio and a net stable funding ratio. Further measures may include bail-in debt which could be introduced by statute, possibly impacting existing as well as future issues of debt and exposing them to the risk of conversion into equity and/or write-down of principal amount. Such measures would be in addition to proposals for the write-off of Tier 1 and Tier 2 debt (and its possible conversion into ordinary shares) if a bank becomes non-viable.

Additional information continued

Risk factors continued
In November 2011, the Basel Committee proposed that global systemically important banks be subject to an additional common equity Tier 1 capital requirement ranging from 1-2.5%, depending on a bank’s systemic importance. To provide a disincentive for banks facing the highest charge to increase materially their global systemic importance in the future, an additional 1% surcharge would be applied in such circumstances.

On 4 November 2011 the Financial Stability Board published its policy framework for addressing the systemic risks associated with global systemically important financial institutions (GSIFI). In this paper the Group was identified as a GSIFI. As a result the Group will be required to meet resolution planning requirements by the end of 2012 as well as have additional loss absorption capacity of 2.5% of risk-weighted assets which will need to be met with common equity. In addition, GSIFIs are to be subjected to more intensive and effective supervision. The additional capital requirements are to be applied to GSIFIs identified in 2014 (the Financial Stability Board will update its list every three years) and phased in beginning in 2016.

The implementation of the Basel III reforms will begin on 1 January 2013; however, the requirements are subject to a series of transitional arrangements and will be phased in over a period of time, to be fully effective by 2019.

The Basel III rules have not yet been approved by the EU and their incorporation into European and national law has, accordingly, not yet taken place. On 20 July 2011, the European Commission published a legislative package of proposals (known as CRD IV) to implement the changes through the replacement of the existing Capital Requirements Directive with a new Directive and Regulation. As with Basel III, the proposals contemplate the entry into force of the new legislation from 1 January 2013, with full implementation by 1 January 2019; however the proposals allow the UK to implement the stricter definition and/or level of capital more quickly than is envisaged under Basel III.

The ICB recommendations and the UK Government’s response supporting such recommendations includes proposals to increase capital and loss absorbency to levels that exceed the proposals under Basel III/CRD IV. These requirements, as well as the other recommendations of the ICB, are expected to be phased in between 2015 and 2019. As the implementation of the ICB recommendations will be the subject of legislation not yet adopted, the Group cannot predict the impact such rules will have on the Group’s overall capital requirements or how they will affect the Group’s compliance with capital and loss absorbency requirements of Basel III/CRD IV.

To the extent the Group has estimated the indicative impact that Basel III reforms may have on its risk-weighted assets and capital ratios, such estimates are preliminary and subject to uncertainties and may change. In particular, the estimates assume mitigating actions will be taken by the Group (such as deleveraging of legacy positions and securitisations, including non-core, as well as other actions being taken to de-risk market and counterparty exposures), which may not occur as anticipated, in a timely manner, or at all.

The Basel Committee changes and other future changes to capital adequacy and liquidity requirements in the UK and in other jurisdictions in which the Group operates, including any application of increasingly stringent stress case scenarios by the regulators in the UK, the US and other jurisdictions in which the Group undertakes regulated activities, may require the Group to raise additional Tier 1 (including Core Tier 1) and Tier 2 capital by way of further issuances of securities, and will result in existing Tier 1 and Tier 2 securities issued by the Group ceasing to count towards the Group’s regulatory capital, either at the same level as present or at all. The requirement to raise additional Core Tier 1 capital could have a number of negative consequences for the Group and its shareholders, including impairing the Group’s ability to pay dividends on or make other distributions in respect of ordinary shares and diluting the ownership of existing shareholders of the Group. If the Group is unable to raise the requisite Tier 1 and Tier 2 capital, it may be required to further reduce the amount of its risk-weighted assets and engage in the disposal of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Group. In addition, pursuant to the State Aid approval, should the Group’s Core Tier 1 capital ratio decline to below 5% at any time before 31 December 2014, or should the Group fall short of its funded balance sheet target level (after adjustments) for 31 December 2013 by £30 billion or more, the Group will be required to reduce its risk-weighted assets by a further £60 billion in excess of its plan through further disposals of identifiable businesses and their associated assets.

Pursuant to the acquisition and contingent capital agreement entered into between the Royal Bank and HM Treasury on 29 November 2009, the Group will also be subject to restrictions on payments on its hybrid capital instruments should its Core Tier 1 ratio fall below 6% or if it would fall below 6% as a result of such payment. At 31 December 2011, the Group’s Tier 1 and Core Tier 1 capital ratios were 13.0% and 10.6%, respectively, calculated in accordance with FSA requirements. Any change that limits the Group’s ability to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) or to access funding sources, could have a material adverse impact on its financial condition and regulatory capital position.

Additional information continued

The Group is and may be subject to litigation and regulatory investigations that may have a material impact on its business
The Group’s operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, the Group is, and may in the future be, involved in various disputes, legal proceedings and regulatory investigations in the UK, the EU, the US and other jurisdictions, including class action litigation, LIBOR related litigation and investigations and anti-money laundering, sanctions and compliance related investigations. The Group may also incur the risk of civil suits, criminal liability or regulatory actions as a result of its disclosure obligations to HM Treasury under the APS. In addition, the Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects that environment to continue for the foreseeable future, particularly as it relates to compliance with new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as the provisions of applicable sanctions programmes. Disputes, legal proceedings and regulatory investigations are subject to many uncertainties, and their outcomes are often difficult to predict, particularly in the early stages of a case or investigation. Adverse regulatory action or adverse judgments in litigation could result in restrictions or limitations on the Group’s operations or have a significant effect on the Group’s reputation or results of operations.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate
Under International Financial Reporting Standards (IFRS), the Group recognises at fair value: (i) financial instruments classified as held-for-trading or designated as at fair value through profit or loss; (ii) financial assets classified as available-for-sale; and (iii) derivatives. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, the Group’s internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. These assumptions, judgements and estimates will need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on the Group’s earnings and financial condition.

The Group operates in markets that are highly competitive and its business and results of operations may be adversely affected
The competitive landscape for banks and other financial institutions in the UK, the US and throughout the rest of Europe is subject to rapid change and recent regulatory and legal changes are likely to result in new market participants and changed competitive dynamics in certain key areas, such as in retail banking in the UK. The competitive landscape in the UK will be particularly influenced by the recommendations on competition included in the ICB’s final report, and the UK Government’s implementation of the recommendations, as discussed above. In order to compete effectively, certain financial institutions may seek to consolidate their businesses or assets with other parties. This consolidation, in combination with the introduction of new entrants into the markets in which the Group operates, is likely to increase competitive pressures on the Group.

In addition, certain competitors may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the Group and may have stronger and more efficient operations. Furthermore, the Group’s competitors may be better able to attract and retain clients and key employees, which may have a negative impact on the Group’s relative performance and future prospects. In addition, future disposals and restructurings by the Group and the compensation structure and restrictions imposed on the Group may also have an impact on its ability to compete effectively. These and other changes to the competitive landscape could adversely affect the Group’s business, margins, profitability, financial condition and prospects.

The Group could fail to attract or retain senior management, which may include members of the Board, or other key employees, and it may suffer if it does not maintain good employee relations
The Group’s ability to implement its strategy and its future success depends on its ability to attract, retain and remunerate highly skilled and qualified personnel, including its senior management, which include directors and other key employees, competitively with its peers. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and heightened scrutiny of, and (in some cases) restrictions placed upon, management and employee compensation arrangements, in particular those in receipt of Government support (such as the Group).

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

Additional information continued

Risk factors continued
In addition, certain of the Group’s employees in the UK, continental Europe and other jurisdictions in which the Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group’s business, reputation and results. As the Group implements cost saving initiatives and disposes of, or runs-down, certain assets or businesses (including as part of its restructuring plans), it faces increased risk in this regard and there can be no assurance that the Group will be able to maintain good relations with its employees or employee representative bodies in respect of all matters. As a result, the Group may experience strikes or other industrial action from time to time, which could have an adverse effect on its business and results of operations and could cause damage to its reputation.

Each of the Group’s businesses is subject to substantial regulation and oversight. Significant regulatory developments, including changes in tax law, could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition
The Group is subject to extensive financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. All of these are subject to change, particularly in the current regulatory and market environment, where there have been unprecedented levels of government intervention (including nationalisations and injections of government capital), changes to the regulations governing financial institutions and reviews of the industry, in the UK, the US and many European countries. In recent years, there has also been increasing focus in the UK, US and other jurisdictions in which the Group operates on compliance with anti-bribery, anti-money laundering, anti-terrorism and other similar sanctions regimes.

As a result of the environment in which the Group operates, increasing regulatory focus in certain areas and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the Group’s participation in government or regulator-led initiatives), the Group is facing greater regulation and scrutiny in the UK, the US and other countries in which it operates.

Although it is difficult to predict with certainty the effect that recent regulatory developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations in the UK, the other parts of Europe in which the Group operates and the US (such as the bank levy in the UK or the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US) is likely to result in increased capital and liquidity requirements and changes in regulatory requirements relating to the calculation of capital and liquidity metrics or other prudential rules relating to capital adequacy frameworks, and may result in an increased number of regulatory investigations and actions. Any of these developments could have an adverse impact on how the Group conducts its business, applicable authorisations and licences, the products and services it offers, its reputation, the value of its assets, its funding costs and its results of operations and financial condition.

Areas in which, and examples of where, governmental policies, regulatory changes and increased public and regulatory scrutiny could have an adverse impact on the Group include those set out above as well as the following:

•
the transaction in the UK of regualatory and supervisory powers from the FSA to the Financial conduct Authority for conduct of business supervision and the Prudential Regulatory Authority for capital and liquidity supervision in 2013;

•	the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;

•
requirements to separate retail banking from investment banking, and restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank;

•	the design and potential implementation of government mandated resolution or insolvency regimes;

•	the imposition of government imposed requirements with respect to lending to the UK SME market and larger commercial and corporate entities and residential mortgage lending;

•	requirements to operate in a way that prioritises objectives other than shareholder value creation;

•	changes to financial reporting standards (including accounting standards), corporate governance requirements, corporate structures and conduct of business rules;

•	the imposition of restrictions on the Group’s ability to compensate its senior management and other employees;

•	regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;

•	rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;

•	other requirements or policies affecting the Group’s profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth or pricing;

•
the introduction of, and changes to, taxes, levies or fees applicable to the Group’s operations (such as the imposition of financial activities taxes and changes in tax rates that reduce the value of deferred tax assets); and

•	the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in EU member states or in other countries, such as the US).

Additional information continued

The Group’s results could be adversely affected in the event of goodwill impairment
The Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised initially at cost and subsequently at cost less any accumulated impairment losses. As required by IFRS, the Group tests goodwill for impairment annually, or more frequently when events or circumstances indicate that it might be impaired. An impairment test involves comparing the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. At 31 December 2011, the Group carried goodwill of £12.4 billion on its balance sheet. The value in use and fair value of the Group’s cash generating units are affected by market conditions and the performance of the economies in which the Group operates. Where the Group is required to recognise a goodwill impairment, it is recorded in the Group’s income statement, although it has no effect on the Group’s regulatory capital position. Any significant write-down of goodwill could have a material adverse effect on the Group’s results of operations.

The Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations
The Group maintains a number of defined benefit pension schemes for past and a number of current employees. Pensions risk is the risk that the assets of the Group’s various defined benefit pension schemes which are long-term in nature do not fully match the timing and amount of the schemes’ liabilities, as a result of which the Group is required or chooses to make additional contributions to the schemes. Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in applicable legislation. The schemes’ assets comprise investment portfolios that are held to meet projected liabilities to the scheme members. Risk arises from the schemes because the value of these asset portfolios, returns from them and any additional future contributions to the schemes, may be less than expected and because there may be greater than expected increases in the estimated value of the schemes’ liabilities. In these circumstances, the Group could be obliged, or may choose, to make additional contributions to the schemes, and during recent periods, the Group has voluntarily made such contributions to the schemes. Given the recent economic and financial market difficulties and the prospect that they may continue over the near and medium term, the Group may experience increasing pension deficits or be required or elect to make further contributions to its pension schemes and such deficits and contributions could be significant and have an adverse impact on the Group’s results of operations or financial condition. The most recent funding valuation at 31 March 2010 was agreed during 2011. It showed the value of liabilities exceeded the value of assets by £3.5 billion at 31 March 2010, a ratio of assets to liabilities of 84%.

In order to eliminate this deficit, the Group will pay additional contributions each year over the period 2011 until 2018. These contributions started at £375 million per annum in 2011, will increase to £400 million per annum in 2013 and from 2016 onwards be further increased in line with price inflation. These contributions are in addition to the regular contributions of around £300 million for future accrual of benefits.

Operational risks are inherent in the Group’s businesses
The Group’s operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The Group has complex and geographically diverse operations and operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-bribery, anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, business continuity and data security system failures, natural disasters or the inadequacy or failure of systems and controls, including those of the Group’s suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, to identify and rectify weaknesses in existing procedures and to train staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Any weakness in these systems or controls, or any breaches or alleged breaches of such laws or regulations, could result in increased regulatory supervision, enforcement actions and other disciplinary action, and have an adverse impact on the Group’s business, applicable authorisations and licences, reputation, and results of operations. Notwithstanding anything contained in this risk factor, it should not be taken as implying that the Group will be unable to comply with its obligations as a company with securities admitted to the Official List of the UK Listing Authority (the “Official List”) nor that it, or its relevant subsidiaries, will be unable to comply with its or their obligations as supervised firms regulated by the FSA.

Additional information continued

Risk factors continued
HM Treasury (or UK Financial Investments Limited (UKFI) on its behalf) may be able to exercise a significant degree of influence over the Group and any proposed offer or sale of its interests may affect the price of securities issued by the Group
The UK Government, through HM Treasury, currently holds 66.9% of the issued ordinary share capital of the Group. On 22 December 2009, the Group issued £25.5 billion of B Shares to the UK Government. The B Shares are convertible, at the option of the holder at any time, into ordinary shares. The UK Government has agreed that it shall not exercise the rights of conversion in respect of the B Shares if and to the extent that following any such conversion it would hold more than 75% of the total issued shares in the Group. Any breach of this agreement could result in the delisting of the Group from the Official List and potentially other exchanges where its securities are currently listed and traded. HM Treasury (or the UKFI on its behalf) may sell all or a part of the ordinary shares that it owns at any time. Any offers or sale of a substantial number of ordinary shares or securities convertible or exchangeable into ordinary shares by or on behalf of HM Treasury, or an expectation that it may undertake such an offer or sale, could negatively affect prevailing market prices for the securities.

In addition, UKFI manages HM Treasury’s shareholder relationship with the Group and, although HM Treasury has indicated that it intends to respect the commercial decisions of the Group and that the Group will continue to have its own independent board of directors and management team determining its own strategy, should its current intentions change, HM Treasury’s position as a majority shareholder (and UKFI’s position as manager of this shareholding) means that HM Treasury or UKFI may be able to exercise a significant degree of influence over, among other things, the election of directors and the appointment of senior management. In addition, as the provider of the APS, HM Treasury has a range of rights that other shareholders do not have. These include rights under the terms of the APS over the Group’s remuneration policy and practice. The manner in which HM Treasury or UKFI exercises HM Treasury’s rights as majority shareholder or in which HM Treasury exercises its rights under the APS could give rise to conflict between the interests of HM Treasury and the interests of other shareholders. The Board has a duty to promote the success of the Group for the benefit of its members as a whole.

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

The Group’s operations have inherent reputational risk
Reputational risk, meaning the risk to earnings and capital from negative public opinion, is inherent in the Group’s business. Negative public opinion can result from the actual or perceived manner in which the Group conducts its business activities, from the Group’s financial performance, from the level of direct and indirect government support or from actual or perceived practices in the banking and financial industry. Negative public opinion may adversely affect the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors. The Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk.

In the UK and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers
In the UK, the Financial Services Compensation Scheme (FSCS) was established under the FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if a firm is unable or likely to be unable, to pay claims against it and may be required to make payments either in connection with the exercise of a stabilisation power or in exercise of the bank insolvency procedures under the Banking Act. The FSCS is funded by levies on firms authorised by the FSA, including the Group. In the event that the FSCS raises funds from the authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the Group may have an adverse impact on its results of operations and financial condition. At 31 December 2011, the Group had accrued £157 million for its share of FSCS levies for the 2011/2012 and 2012/2013 FSCS years.

In addition, to the extent that other jurisdictions where the Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes (such as in the US with the Federal Deposit Insurance Corporation), the Group may make further provisions and may incur additional costs and liabilities, which may have an adverse impact on its financial condition and results of operations.

Additional information continued

The recoverability and regulatory capital treatment of certain deferred tax assets recognised by the Group depends on the Group’s ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation, regulatory requirements or accounting standards
In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. In April 2011, the UK Government commenced a staged reduction in the rate of UK corporation tax from 28% to 23% over a four-year period. Such a change in the applicable tax rate will reduce the recoverable amount of the recognised deferred tax assets.

There is currently no restriction in respect of deferred tax assets recognised by the Group for regulatory purposes. Changes in regulatory capital rules may restrict the amount of deferred tax assets that can be recognised and such changes could lead to a reduction in the Group’s Core Tier 1 capital ratio. In particular, on 16 December 2010, the Basel Committee published the Basel III rules setting out certain changes to capital requirements which include provisions limiting the ability of certain deferred tax assets to be recognised when calculating the common equity component of Tier 1 capital. CRD IV which will implement Basel III in the EU includes similar limitations. The implementation of the Basel III restrictions on recognition of deferred tax assets within the common equity component of Tier 1 are subject to a phased-in deduction starting on 1 January 2014, to be fully effective by 1 January 2018.

The Group’s participation in the APS is costly and may not produce the benefits expected and the occurrence of associated risks may have a material adverse impact on the Group’s business, capital position, financial condition and results of operations
On 22 December 2009, the Group acceded to the APS with HM Treasury acting on behalf of the UK Government. Under the APS, the Group purchased credit protection over a portfolio of specified assets and exposures of the Royal Bank and certain members of the Group (“Covered Assets”) from HM Treasury in return for an annual fee. If losses on assets covered by the APS exceed £60 billion (net of recoveries), HM Treasury will bear 90% of further losses. The costs of participating in the APS include, among others, a fee of £700 million per annum, payable in advance to HM Treasury for each of the first three years of the APS and £500 million per annum thereafter until the earlier of (i) the date of termination of the APS and (ii) 31 December 2099. In order to terminate the Group’s participation in the APS, the Group must have FSA approval and must pay an exit fee.

Ultimately, there is a risk that the amounts received under the APS may be less than the costs of participation. In addition, the aggregate effect of the joining, establishment, operational and exit costs and fees and expenses of, and associated with, the APS may significantly reduce or even eliminate the aggregate benefit of the APS to the Group.

The Group’s choice of assets or exposures to be covered by the APS was based on certain predictions and assumptions at the time of its accession to the APS. There is therefore a risk that the Covered Assets will not be those with the greatest future losses or with the greatest need for protection and the Group’s financial condition, and income from operations may still suffer due to further impairments and credit write-downs. Notwithstanding the Group’s participation in the APS, the Group remains exposed to a substantial first loss amount of £60 billion (net of recoveries) in respect of the Covered Assets and for 10% of Covered Assets losses after the first loss amount. There is therefore no assurance that the Group’s participation in the APS will achieve the Group’s goals of improving and maintaining the Group’s capital ratios in the event of further losses. Moreover, the Group continues to carry the risk of losses, impairments and write-downs with respect to assets not covered by the APS.

The APS is a unique form of credit protection over a complex range of diversified assets and exposures in a number of jurisdictions. Due to the complexity, scale and unique nature of the APS and the uncertainty resulting from the recent economic recession, there may be unforeseen issues and risks that are relevant in the context of the Group’s participation in the APS and in the impact of the APS on the Group’s business, operations and financial condition. Such risks may have a material adverse effect on the Group. The Group may also be subject to further tax liabilities in the UK and overseas in connection with the APS and the associated intra-group arrangements which would not otherwise have arisen.

As a result of the significant volume, variety and complexity of assets and exposures and the resulting complexity and extensive governance, asset management, disclosure and information requirements of the APS documents, there is a risk that the Group may have included assets or exposures within the Covered Assets which are, or may later become (including by reason of failure to comply with the requirements of the APS or resulting from the disposal of an asset or exposure), ineligible for protection under the APS or for which the protection is limited, which would reduce the anticipated benefits to the Group of the APS. Further, there is no ability to nominate additional or alternative assets or exposures in place of any which may turn out not to be covered under the APS. In addition, HM Treasury may, following consultation with the Group, modify or replace certain of the UK APS terms and conditions (the “Scheme Conditions”) in such a manner as it considers necessary (acting reasonably) in certain circumstances. Such modifications or replacements may be retrospective and may have a material adverse effect on the expected benefits of the APS and, therefore, the Group’s financial condition and results of operations.

Lastly, the APS is treated as a credit derivative accounted for at fair value, which exhibits counter-cyclical behaviour. As a result, improving market conditions result in a charge to the income statement, and vice versa. Therefore, changes in the fair value of the APS can have a significant adverse impact on the Group’s results of operations.

Additional information continued

Risk factors continued
The extensive governance, asset management and information requirements under the Scheme Conditions may have an adverse impact on the Group and the expected benefits of the APS
There are extensive governance, asset management and information requirements under the Scheme Conditions in relation to the Covered Assets, other assets and the operations of the Group and HM Treasury also has the right to require the appointment of one or more step-in managers to exercise certain step-in rights in certain circumstances. The step-in rights are extensive and include certain oversight, investigation, approval and other rights, the right to require the modification or replacement of any of the systems, controls, processes and practices of the Group and extensive rights in relation to the direct management and administration of the Covered Assets.

If HM Treasury seeks to exercise its right to appoint one or more step-in managers in relation to the management and administration of Covered Assets held by RBS Holdings N.V. or its wholly-owned subsidiaries, RBS Holdings N.V. will, in certain circumstances, need to seek consent from the Dutch Central Bank to allow it to comply with such step-in. If this consent is not obtained by the date on which the step-in rights must be effective, and other options to effect compliance are not possible, those assets would need to be withdrawn by the Group from the APS where possible. If the Group cannot withdraw such Covered Assets from the APS, it would be likely to lose protection in respect of these assets under the APS and/or may be liable under its indemnity to HM Treasury.

Additionally pursuant to the accession agreement between HM Treasury and the Group relating to the accession to the APS, HM Treasury has the right to require the Royal Bank to appoint one or more Special Advisers (“SOC Special Advisers”) to exercise oversight functions over certain assets in the APS. On 18 June 2010, the Asset Protection Agency required that the Royal Bank appoint SOC Special Advisers in relation to certain assets and business areas in order to provide additional support to the Senior Oversight Committee of the Royal Bank. There have been four such appointments to date granting certain oversight rights in relation to certain specified assets and the work of each of the SOC Special Advisers is now substantially completed.

The obligations of the Group and the rights of HM Treasury may, individually or in the aggregate, impact the way the Group runs its business and may serve to limit the Group’s operations with the result that the Group’s business, results of operations and financial condition will suffer. In addition, the market’s reaction to such controls and limitations may have an adverse impact on the price of its securities.

Any changes to the expected regulatory capital treatment of the APS, the B Shares or the Contingent B Shares may have a material adverse impact on the Group
One of the key objectives of the APS and the issuance of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares was to improve capital ratios at a consolidated level for the Group and at an individual level for certain relevant Group members. In that context, the Group has entered and may in the future enter into further back-to-back arrangements with Group members holding assets or exposures to be covered by the APS in order to ensure the capital ratios of these entities are also improved by virtue of the APS. However, there is a risk that the regulatory capital treatment applied by relevant regulators may differ from that assumed by the Group in respect of the APS (including any back-to-back arrangements), the treatment of the B Share issuance and the £8 billion Contingent B Shares (if required).

If participation in the APS and the issuance of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares are not sufficient to maintain the Group’s capital ratios as expected, this could cause the Group’s business, results of operations and financial condition to suffer, its credit ratings to drop, its ability to lend and access to funding to be further limited and its cost of funding to increase, and may result in intervention by the Authorities, which could include full nationalisation or other resolution procedures under the Banking Act as described above.

RBS has entered into a credit derivative and a financial guarantee contract with RBS N.V. which may adversely affect the Issuer Group’s results
RBS has entered into a credit derivative and a financial guarantee contract with RBS N.V., which is a subsidiary of RBSG, under which it has sold credit protection over the exposures held by RBS N.V. and its subsidiaries that are subject to the APS. These agreements may adversely affect the Issuer Group’s results as: (i) they cover 100% of losses on these assets whilst the APS provides 90% protection if losses on the whole APS portfolio exceed the first loss; and (ii) the basis of valuation of the APS and the financial guarantee contract are asymmetrical: the one measured at fair value and the other at the higher of cost less amortization and the amount determined in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

If the Group is unable to issue the Contingent B Shares to HM Treasury, it may have a material adverse impact on the Group’s capital position, liquidity, operating results and future prospects
In the event that the Group’s Core Tier 1 capital ratio declines to below 5 per cent., HM Treasury is committed to subscribe for up to an additional £8 billion of Contingent B Shares if certain conditions are met. If such conditions are not met and are not waived by HM Treasury, and the Group is unable to issue the Contingent B Shares, the Group will be required to find alternative methods for achieving the requisite capital ratios. There can be no assurance that any of these alternative methods will be available or would be successful in increasing the Group’s capital ratios to the desired or requisite levels. If the Group is unable to issue the Contingent B Shares, the Group’s capital position, liquidity, operating results and future prospects will suffer, its credit ratings may drop, its ability to lend and access funding will be further limited and its cost of funding may increase.

Shareholder information

420	Financial calendar
420	Shareholder enquiries
421	Analyses of ordinary shareholders
422	Trading market
425	Dividend history
426	Taxation for US Holders
429	Exchange controls
430	Memorandum and Articles of Association
439	Incorporation and registration
439	Documents on display
440	Glossary of terms
448	Index
451	Important addresses
451	Principal offices

Shareholder information continued

Financial calendar
Annual General Meeting	30 May 2012
RBS Conference Centre RBS Gogarburn
Edinburgh, EH12 1HQ

Interim results	3 August 2012

Dividends
Payment dates
Cumulative preference shares	31 May and 31 December 2012

Non-cumulative preference shares	30 March, 29 June, 28 September
and 31 December 2012

Ex-dividend date
Cumulative preference shares	2 May 2012

Record date
Cumulative preference shares	4 May 2012

For further information on the payment of dividends, see page 425.

Shareholder enquiries
Shareholdings in the company may be checked by visiting the ‘Shareholder information’ section of our website www.rbs.com/shareholder. You can also manage your shareholding online via the Investor Centre www.investorcentre.co.uk. You will need the shareholder reference number printed on your share certificate or tax voucher to gain access to this information.

Listed below are the most commonly used features on the Investor Centre:

•	holding enquiry - view balances, values, history, payments and reinvestments;

•	address change - change your registered address;

•	e-Comms sign-up - choose to receive email notification when your shareholder communications become available instead of paper communications;

•	outstanding payments - reissue any uncashed payments using our online replacement service; and

•	downloadable forms - including stock transfer and change of address forms.

You may also check your shareholding by contacting our Registrar:

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZZ
Telephone: +44 (0)870 702 0135
Fax: +44 (0)870 703 6009
Web: www.investorcentre.co.uk/contactus

Shareholders may also download forms from the ‘Shareholder information’ section of our website www.rbs.com/shareholder

Braille and audio Annual Review and Summary Financial Statement
Shareholders requiring a Braille or audio version of the Annual Review and Summary Financial Statement should contact the Registrar on +44 (0)870 702 0135.

ShareGift
The company is aware that shareholders who hold a small number of shares may be retaining these shares because dealing costs make it uneconomical to dispose of them. ShareGift, the charity share donation scheme, is a free service operated by The Orr Mackintosh Foundation (registered charity 1052686) to enable shareholders to donate shares to charity.

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

Should you wish to donate your shares to charity in this way you should contact ShareGift for further information:

ShareGift, The Orr Mackintosh Foundation
17 Carlton House Terrace, London SW1Y 5AH
Telephone: +44 (0)20 7930 3737
www.sharegift.org

Shareholder information continued

Share Fraud Warning
Share fraud includes scams where investors are called out of the blue and offered shares that often turn out to be worthless or non-existent, or an inflated price for shares they own. These calls come from fraudsters operating in ‘boiler rooms’ that are mostly based abroad. While high profits are promised, those who buy or sell shares in this way usually lose their money. The Financial Services Authority (FSA) has found most share fraud victims are experienced investors who lose an average of £20,000, with around £200 million lost in the UK each year.

Protect yourself
If you are offered unsolicited investment advice, discounted shares, a premium price for shares you own, or free company or research reports, you should take these steps before handing over any money;

•	get the name of the person and organisation contacting you;

•	check the FSA Register at www.fsa.gov.uk/fsaregister to ensure they are authorised;

•	use the details on the FSA Register to contact the firm;

•	call the FSA Consumer Helpline on 0845 606 1234 if there are no contact details on the Register or you are told they are out of date;

•	search our list of unauthorised firms and individuals to avoid doing business with; and

•	remember if it sounds too good to be true, it probably is.

If you use an unauthorised firm to buy or sell shares or other investments, you will not have access to the Financial Ombudsman Service or Financial Services Compensation Scheme (FSCS) if things go wrong.

Report a scam
If you are approached about a share scam you should tell the FSA using the share fraud reporting form at www.fsa.gov.uk/scams, where you can find out about the latest investment scams. You can also call the Consumer Helpline on 0845 606 1234. If you have already paid money to share fraudsters you should contact Action Fraud on 0300 123 2040.

Analyses of ordinary shareholders At 31 December 2011	Shareholdings	Number of shares - millions	%
Individuals	214,369	1,350.6	2.3
Banks and nominee companies	14,835	57,265.1	96.7
Investment trusts	144	38.5	0.1
Insurance companies	171	6.0	—
Other companies	1,351	109.5	0.2
Pension trusts	36	23.5	—
Other corporate bodies	94	435.2	0.7
	231,000	59,228.4	100.0

Range of shareholdings:
1 - 1,000	74,654	32.1	0.1
1,001 - 10,000	125,097	466.2	0.8
10,001 - 100,000	29,372	677.1	1.1
100,001 - 1,000,000	1,212	332.7	0.5
1,000,001 - 10,000,000	448	1,528.1	2.6
10,000,001 and over	217	56,192.2	94.9
	231,000	59,228.4	100.0

Shareholder information continued

Trading market
Non-cumulative dollar preference shares
On 26 March 1997, 8 February 1999, 30 September 2004, 26 August 2004, 19 May 2005, 9 November 2005, 25 May 2006, 27 December 2006, 28 June 2007, 27 September 2007 and 4 October 2007, the company issued the following Series of American Depository Shares (ADSs) representing non-cumulative dollar preference shares of the company, in the United States, of which the following were outstanding at 31 December 2011:

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

At 31 December 2011, there were 69 registered shareholders of Series F ADSs, 41 registered shareholders of Series H ADSs, 23 registered shareholders of Series L ADSs, 7 registered shareholders of Series M ADSs, 20 registered shareholders of Series N ADSs, 27 registered shareholders of Series P ADSs, 13 registered shareholders of Series Q ADSs, 3 registered shareholders of Series R ADSs, 1 registered shareholder of Series S ADSs, 16 registered shareholders of Series T ADSs and 1 registered shareholder of Series U ADSs.

PROs
In August 2001, the company issued US$1.2 billion perpetual regulatory tier one securities (PROs) in connection with a public offering in the United States. The PROs are listed on the NYSE.

ADSs representing ordinary shares
In October 2007, the company listed ADSs, each representing one ordinary share nominal value 25p each (or a right to receive one ordinary share), and evidenced by an ADR or uncertificated securities, on the NYSE. With effect from 7 November 2008, the ratio of one ADS representing one ordinary share changed to one ADS representing 20 ordinary shares. As at 31 December 2011, 14.8 million ADSs were outstanding. The ADSs were issued in connection with the company's bid for the outstanding share capital of ABN AMRO Holding N.V..

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

Figures in US$		Series F ADSs	Series H ADSs	Series L ADSs	Series M ADSs	Series N ADSs	Series P ADSs	Series Q ADSs	Series R ADSs	Series S ADSs	Series T ADSs	Series U ADSs	PROs (1)
By month
Feb 2012	High	23.54	21.95	19.10	16.15	15.93	15.86	16.79	16.01	16.72	18.45	71.38	79.73
	Low	21.65	19.76	17.12	14.95	14.80	14.78	15.75	14.73	15.31	17.41	65.00	69.95
Jan 2012	High	21.28	19.75	16.73	15.53	15.40	15.38	16.04	15.45	15.78	17.25	68.50	72.22
	Low	17.60	16.76	15.46	11.63	11.53	11.41	12.24	11.41	11.83	13.08	53.63	66.58
Dec 2011	High	18.15	17.08	16.15	12.20	12.00	11.90	12.95	11.90	12.45	13.58	56.50	69.89
	Low	16.21	15.35	13.87	11.26	11.15	10.99	11.87	10.74	11.48	12.72	53.50	66.25
Nov 2011	High	19.29	18.37	15.56	13.40	13.25	13.00	13.72	13.00	13.50	14.81	62.00	72.14
	Low	16.50	15.72	14.52	11.02	10.89	10.70	11.72	10.52	11.16	12.11	55.00	66.33
Oct 2011	High	20.36	19.50	16.70	13.87	13.87	13.59	14.40	13.73	14.14	15.75	65.00	67.00
	Low	16.70	16.10	14.99	10.21	10.20	10.01	10.73	10.01	10.40	11.63	46.00	63.58
Sep 2011	High	20.87	20.00	16.98	13.78	13.73	13.50	14.35	13.35	14.01	15.10	61.75	76.75
	Low	17.36	16.80	15.37	10.31	10.11	9.97	10.62	9.98	10.22	11.43	48.00	67.00

By quarter
2011: Q4	High	20.36	19.50	16.70	13.87	13.87	13.59	14.40	13.73	14.14	15.75	65.00	72.14
	Low	16.21	15.35	13.87	10.21	10.20	10.01	10.73	10.01	10.40	11.63	46.00	63.58
2011: Q3	High	23.95	22.47	18.49	17.47	17.39	16.84	17.65	16.86	17.51	18.96	78.25	91.91
	Low	17.36	16.80	14.93	10.31	10.11	9.97	10.62	9.98	10.22	11.43	48.00	67.00
2011: Q2	High	25.05	23.95	19.40	18.80	18.82	18.40	19.40	18.35	18.88	20.60	84.00	96.69
	Low	23.34	21.99	17.74	16.55	16.50	15.96	16.87	15.86	16.75	18.05	75.50	89.03
2011: Q1	High	23.90	22.83	19.27	17.82	17.80	17.57	18.25	17.34	17.95	19.62	79.50	93.70
	Low	21.85	20.70	17.40	15.03	14.99	14.95	15.30	14.98	15.13	16.47	65.50	83.75
2010: Q4	High	23.97	23.71	19.47	17.75	17.73	17.77	17.91	17.75	17.73	18.64	78.25	97.06
	Low	21.19	20.35	16.60	14.70	14.55	14.47	15.03	14.40	14.84	16.16	66.00	86.13
2010: Q3	High	23.97	23.85	19.88	16.80	16.83	16.71	17.59	16.68	17.39	18.44	75.00	95.10
	Low	20.73	17.14	14.12	10.95	10.91	10.75	11.24	10.80	10.99	11.90	56.50	75.25
2010: Q2	High	21.20	19.90	16.63	14.15	14.11	14.13	14.54	14.13	14.35	15.40	65.75	85.13
	Low	17.33	16.51	13.35	11.06	11.15	11.05	11.35	11.14	11.18	12.07	53.00	73.25
2010: Q1	High	20.51	19.58	16.61	14.23	13.95	14.07	14.21	13.92	14.12	14.94	66.00	84.75
	Low	16.57	15.10	13.67	11.35	11.23	11.15	11.68	11.02	11.65	12.56	54.00	67.13

By year
2011	High	25.05	23.95	19.40	18.80	18.82	18.40	19.40	18.35	18.88	20.60	84.00	96.69
	Low	16.21	15.35	13.87	10.21	10.11	9.97	10.62	9.98	10.22	11.43	46.00	63.58
2010	High	23.97	23.85	19.88	17.75	17.73	17.77	17.91	17.75	17.73	18.64	78.25	97.06
	Low	16.57	15.10	13.35	10.95	10.91	10.75	11.24	10.80	10.99	11.90	53.00	67.13
2009	High	18.30	16.46	13.65	14.07	14.11	13.91	15.15	13.63	14.45	16.48	57.50	69.25
	Low	3.00	2.77	2.21	2.63	2.55	2.43	2.64	2.37	2.58	2.78	8.98	20.00
2008	High	25.74	25.30	22.27	24.12	24.01	23.85	24.95	23.52	24.66	25.66	105.61	107.55
	Low	5.10	5.00	4.37	4.51	4.20	4.50	4.34	4.16	4.36	5.43	39.84	53.60
2007	High	26.50	25.85	24.75	25.99	25.75	25.83	26.91	25.50	25.20	25.48	107.98	122.07
	Low	23.60	22.70	17.90	19.68	19.50	19.25	20.71	18.96	20.26	22.61	98.34	100.49

Note:
(1)	Price quoted as a % of US$1,000 nominal.

Shareholder information continued

Trading market continued
Ordinary shares
The following table shows, for the periods indicated, the high and low sales prices for the company's ordinary shares on the London Stock Exchange, as derived from the Daily Official List of the UK Listing Authority. Prices for 2008 and 2007 were restated for the effect of the rights issue in June 2008 and the capitalisation issue in September 2008.

By month		£	By quarter		£	By year		£
February 2012	High	0.2909	2011: Q4	High	0.2727	2011	High	0.4900
	Low	0.2665		Low	0.1734		Low	0.1734
January 2012	High	0.2814	2011: Q3	High	0.3980	2010	High	0.5804
	Low	0.2007		Low	0.1967		Low	0.3125
December 2011	High	0.2277	2011: Q2	High	0.4443	2009	High	0.5765
	Low	0.1940		Low	0.3509		Low	0.1030
November 2011	High	0.2312	2011: Q1	High	0.4900	2008	High	3.7054
	Low	0.1734		Low	0.3950		Low	0.4140
October 2011	High	0.2727	2010: Q4	High	0.4949	2007	High	6.0208
	Low	0.2152		Low	0.3759		Low	3.3265
September 2011	High	0.2625	2010: Q3	High	0.5210
	Low	0.2077		Low	0.3896
			2010: Q2	High	0.5804
				Low	0.4143
			2010: Q1	High	0.4560
				Low	0.3125

On 23 March 2012, the closing price of the ordinary shares on the London Stock Exchange was £0.28, equivalent to $0.44 per share translated at the Noon Buying Rate of $1.5864 per £1.00 on 23 March 2012.

ADSs
The following table shows, for the periods indicated, the high and low sales prices for the company's ordinary ADSs, as reported on the NYSE composite tape. Prices for 2008 were restated for the effect of the rights issue in June 2008 and the capitalisation issue in September 2008.

By month		US$	By quarter		US$	By year		US$
February 2012	High	9.19	2011: Q4	High	9.06	2011	High	15.83
	Low	8.43		Low	5.36		Low	5.36
January 2012	High	8.71	2011: Q3	High	12.86	2010	High	17.30
	Low	6.25		Low	6.43		Low	9.89
December 2011	High	7.12	2011: Q2	High	14.48	2009	High	18.95
	Low	5.95		Low	11.34		Low	3.33
November 2011	High	7.44	2011: Q1	High	15.83	2008	High	149.05
	Low	5.36		Low	12.40		Low	12.20
October 2011	High	9.06	2010: Q4	High	15.67
	Low	6.68		Low	11.76
September 2011	High	8.32	2010: Q3	High	16.68
	Low	6.76		Low	12.14
			2010: Q2	High	17.30
				Low	11.91
			2010: Q1	High	13.61
				Low	9.89

With effect from 7 November 2008, the ratio of one ADS representing one ordinary share changed to one ADS representing 20 ordinary shares. The prices in the table for 2008 were adjusted accordingly.

On 23 March 2012, the closing price of the ordinary ADSs on the New York Stock Exchange was $8.97.

Shareholder information continued

Dividend history
Preference dividends

Amount per share	2011 $	2011 £	2010 £	2009 £	2008 £	2007 £
Non-cumulative preference shares of US$0.01
- Series E (redeemed January 2007) (1)	—	—	—	—	—	0.04
- Series F (1)	1.91	1.19	1.06	1.22	1.04	0.96
- Series G (redeemed January 2007) (1)	—	—	—	—	—	0.04
- Series H (1)	1.81	1.13	1.03	1.15	0.99	0.91
- Series K (redeemed January 2007) (1)	—	—	—	—	—	0.04
- Series L (1)	1.44	0.90	0.86	0.92	0.78	0.72
- Series M (2)	—	—	0.26	1.02	0.89	0.80
- Series N (2)	—	—	0.26	1.01	0.88	0.79
- Series P (2)	—	—	0.25	0.99	0.87	0.78
- Series Q (2)	—	—	0.27	1.07	0.94	0.84
- Series R (2)	—	—	0.25	0.97	0.85	0.77
- Series S (2)	—	—	0.27	1.05	0.92	0.41
- Series T (2)	—	—	0.29	1.15	1.01	0.23
- Series U (2)	—	—	2,474	5,019	3,935	—
Non-cumulative convertible preference shares of US$0.01
- Series 1 (1)	91.18	56.87	59.98	60.33	49.66	45.58
Non-cumulative preference shares of €0.01
- Series 1 (2)	—	—	—	49.46	46.53	39.63
- Series 2 (2)	—	—	—	46.00	41.79	35.52
- Series 3 (2)	—	—	—	3,125	2,782	—
Non-cumulative convertible preference shares of £0.01
- Series 1 (1)	118.48	73.87	73.87	73.87	73.87	73.87
Non-cumulative preference shares of £1
- Series 1 (2)	—	—	—	81.62	80.73	—
- Series 2 (redeemed April 2009) (2)	—	—	—	54.71	—	—

Notes:
(1)	Classified as subordinated liabilities.
(2)	Classified as equity.

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

For further information, see Note 8 on the consolidated accounts.

Ordinary dividends
Ordinary dividends per share for 2007 in the table below were restated for the effect of the rights issue in June 2008 and the capitalisation issue in September 2008.

Amount per ordinary share and American Depository Share (1)	2011 pence	2010 pence	2009 pence	2008 pence	2007 pence
Interim (2)	—	—	—	—	8.5
Final (3)	—	—	—	—	19.3
Total	—	—	—	—	27.8

Notes:
(1)
Each American Depository Share represents 20 ordinary shares. As discussed under Trading market, the American Depository Shares were issued in October 2007 and consequently did not receive any dividends prior to the final dividend in respect of 2007.

(2)	In 2008, the company issued new ordinary shares by way of a capitalisation issue rather than paying an interim dividend.
(3)	Final dividends were proposed in the indicated year and paid in the following year.

Shareholder information continued

Taxation for US Holders
The following discussion summarises certain US federal and UK tax consequences of the ownership and disposition of ordinary shares, ADSs representing ordinary shares (ordinary ADSs), ADSs representing non-cumulative dollar preference shares (preference ADSs) or PROs by a beneficial owner that is a citizen or resident of the United States or that otherwise will be subject to US federal income tax on a net income basis in respect of the ordinary shares, ordinary ADSs, preference ADSs or PROs (a “US Holder”). This summary assumes that a US Holder is holding ordinary shares, ordinary ADSs, preference ADSs or PROs, as applicable, as capital assets. This summary does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the UK for UK tax purposes, (ii) that carries on a trade, profession or vocation through a branch, agency or permanent establishment in the UK in connection with which the ordinary shares, ordinary ADSs, preference ADSs or PROs are held, used or acquired, or (iii) generally, that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the company, nor does this summary address the tax consequences to US Holders subject to special rules, such as certain financial institutions, dealers or traders in securities who use a mark-to-market method of tax accounting, persons holding ordinary shares, ordinary ADSs, preference ADSs or PROs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to such securities, persons whose functional currency for US federal income tax purposes is not the US dollar, entities classified as partnerships for US federal income tax purposes, tax-exempt entities or persons that own or are deemed to own 10% or more of the voting stock of the company.

The statements and practices set forth below regarding US and UK tax laws, including the US/UK double taxation convention relating to income and capital gains which entered into force on 31 March 2003 (the “Treaty”), and the US/UK double taxation convention relating to estate and gift taxes (the “Estate Taxation Treaty”), are based on those laws and practices as in force and as applied in practice on the date of this report. This summary is not exhaustive of all possible tax considerations and holders are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US federal, state, local and other laws, and possible changes in taxation law, of the acquisition, ownership and disposition of ordinary shares, ordinary ADSs, preference ADSs or PROs by consulting their own tax advisers.

The following discussion assumes that the company is not, and will not become, a passive foreign investment company - see ‘Passive Foreign Investment Company (PFIC) considerations’ on page 429.

Ordinary shares, ordinary ADSs and preference ADSs
Taxation of dividends
For the purposes of the Treaty, the Estate Taxation Treaty and the US Internal Revenue Code of 1986 as amended (the “Code”), US Holders of ordinary ADSs and preference ADSs should be treated as owners of the ordinary shares and the non-cumulative dollar preference shares underlying such ADSs.

The US Treasury has expressed concerns that parties to whom depositary receipts are released before shares are delivered to the depositary, or intermediaries in the chain of ownership between US holders and the issuer of the security underlying the depositary receipts, may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of depositary receipts. Such actions would also be inconsistent with the claiming of the reduced rate of US tax applicable to dividends received by certain non-corporate US holders. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate US holders could be affected by actions taken by such parties or intermediaries.

The company is not required to withhold UK tax at source from dividend payments it makes or from any amount (including any amounts in respect of accrued dividends) distributed by the company. US Holders who are not resident or ordinarily resident in the UK and who do not carry on a trade, profession or vocation in the UK through a branch, agency or permanent establishment in connection with which their ordinary shares, ordinary ADSs or preference ADSs are held, used or acquired will not be subject to UK tax in respect of any dividends received on the relevant shares or ADSs.

Distributions by the company (other than certain pro-rata distributions of ordinary shares or rights to receive such shares) will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the company, as determined for US federal income tax purposes. Because the company does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions will be reported to US Holders as dividends. Payments will not be eligible for the dividends-received deduction generally allowed to corporate US holders.

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

Shareholder information continued

Dividends will be included in a US Holder's income on the date of the US Holder's (or in the case of ADSs, the depositary's) receipt of the dividend. The amount of any dividend paid in pounds sterling to be included in income by a US Holder will be the US dollar amount calculated by reference to the relevant exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on the date of receipt, the US Holder generally should not be required to recognise foreign currency gain or loss in respect of the dividend income. If the amount of such dividend is not converted into US dollars on the date of receipt, the US Holder may have foreign currency gain or loss.

Taxation of capital gains
A US Holder that is not resident (or, in the case of an individual, ordinarily resident) in the UK will not normally be liable for UK tax on capital gains realised on the disposition of an ordinary share, an ordinary ADS or a preference ADS unless at the time of the disposal, in the case of a corporate US Holder, such US Holder carries on a trade in the UK through a permanent establishment or, in the case of any other US Holder, such US Holder carries on a trade, profession or vocation in the UK through a branch or agency and, in each case, such ordinary share, ordinary ADS or preference ADS is or has been used, held or acquired by or for the purposes of such trade (or profession or vocation), carried on through such permanent establishment, branch or agency. Special rules apply to individuals who are temporarily not resident or ordinarily resident in the UK.

A US Holder will, upon the sale or other disposition of an ordinary share, an ordinary ADS or a preference ADS, or upon the redemption of preference ADS, generally recognise capital gain or loss for US federal income tax purposes (assuming that in the case of a redemption of a preference ADS, such US Holder does not own, and is not deemed to own, any ordinary shares or ordinary ADSs of the company) in an amount equal to the difference between the amount realised (excluding in the case of a redemption any amount treated as a dividend for US federal income tax purposes, which will be taxed accordingly) and the US Holder's tax basis in such share or ADS. This capital gain or loss will be long-term capital gain or loss if the US Holder held the share or ADS so sold, disposed or redeemed for more than one year.

A US Holder who is liable for both UK and US tax on a gain recognised on the disposal of an ordinary share, an ordinary ADS or a preference ADS will generally be entitled, subject to certain limitations, to credit the UK tax against its US federal income tax liability in respect of such gain.

Estate and gift tax
Subject to the discussion of the Estate Tax Treaty in the following paragraph, ordinary shares, ordinary ADSs or preference ADSs beneficially owned by an individual may be subject to UK inheritance tax (subject to exemptions and reliefs) on the death of the individual or in certain circumstances, if such shares or ADSs are the subject of a gift (including a transfer at less than market value) by such individual. Inheritance tax is not generally chargeable on gifts to individuals made more than seven years before the death of the donor. Ordinary shares, ordinary ADSs or preference ADSs held by the trustees of a settlement may also be subject to UK inheritance tax. Special rules apply to such settlements.

An ordinary share, an ordinary ADS or a preference ADS beneficially owned by an individual, whose domicile is determined to be the United States for purposes of the Estate Tax Treaty and who is not a national of the UK, will not be subject to UK inheritance tax on the individual's death or on a lifetime transfer of such share or ADS, except in certain cases where the share or ADS (i) is comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the UK); (ii) is part of the business property of a UK permanent establishment of an enterprise; or (iii) pertains to a UK fixed base of an individual used for the performance of independent personal services. The Estate Tax Treaty generally provides a credit against US federal estate or gift tax liability for the amount of any tax paid in the UK in a case where the ordinary share, ordinary ADS or preference ADS is subject to both UK inheritance tax and US federal estate or gift tax.

UK stamp duty and stamp duty reserve tax (SDRT)
The following is a summary of the UK stamp duty and SDRT consequences of transferring an ADS (otherwise than to the custodian on cancellation of the ADS) or of transferring an ordinary share. A transfer of an ADS executed and retained in the United States will not give rise to stamp duty and an agreement to transfer an ADS will not give rise to SDRT. Stamp duty or SDRT will normally be payable on or in respect of transfers of ordinary shares and accordingly any holder who acquires or intends to acquire ordinary shares is advised to consult their own tax advisers in relation to stamp duty and SDRT.

Shareholder information continued

Taxation for US Holders continued
PROs
United States
Payments of interest on a PRO (including any UK withholding tax, as to which see below) will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the company, as determined for US federal income tax purposes. Because the company does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions will be reported to US Holders as dividends. Payments will not be eligible for the dividends-received deduction generally allowed to corporate US holders. A US Holder who is entitled under the Treaty to a refund of UK tax, if any, withheld on a payment will not be entitled to claim a foreign tax credit with respect to the refundable tax.

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

Interest on the PROs constitutes UK source income for UK tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding. However, interest with a UK source received without deduction or withholding on account of UK tax will not be chargeable to UK tax in the hands of a US Holder unless, in the case of a corporate US Holder, such US Holder carries on a trade in the UK through a UK permanent establishment or in the case of other US Holders, such persons carry on a trade, profession or vocation in the UK through a branch or agency in each case in connection with which the interest is received or to which the PROs are attributable. There are also exemptions for interest received by certain categories of agents (such as some brokers and investment managers).

EU Directive on taxation of savings income
Under the European Union Council Directive 2003/48/EC on the taxation of savings income, member states of the European Union are required to provide to the tax authorities of other member states details of payments of interest and other similar income paid by a person to an individual or certain other persons resident in another member state, except that Luxembourg and Austria may instead impose a withholding system for a transitional period unless during such period they elect otherwise.

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

Shareholder information continued

A transfer of PROs by a US Holder will not give rise to a charge to UK tax on accrued but unpaid interest payments, unless the US Holder is an individual or other non-corporate taxpayer and at any time in the relevant year of assessment or accounting period carries on a trade, profession or vocation in the UK through a branch or agency to which the PROs are attributable.

Annual tax charges
Corporate US Holders of PROs may be subject to annual UK tax charges (or tax relief) by reference to fluctuations in exchange rates and in respect of profits, gains and losses arising from the PROs, but only if such corporate US Holders carry on a trade in the UK through a UK permanent establishment to which the PROs are attributable.

Inheritance tax
In relation to PROs held through Depository Trust Company (DTC) (or any other clearing system), the UK inheritance tax position is not free from doubt in respect of a lifetime transfer, or death of, a US Holder who is not domiciled nor deemed to be domiciled in the UK for inheritance tax purposes; HM Revenue & Customs is known to consider that the situs of securities held in this manner is not necessarily determined by the place where the securities are registered. In appropriate circumstances, there may be a charge to UK inheritance tax as a result of a lifetime transfer at less than market value by, or on the death of, such US Holder. Inheritance tax is not generally chargeable on gifts to individuals made more than seven years before the death of the donor. However, exemption from, or a reduction of, any such UK tax liability may be available under the Estate Tax Treaty (see below). US Holders should consult their professional advisers in relation to such potential liability. PROs beneficially owned by an individual, whose domicile is determined to be the United States for the purposes of the Estate Tax Treaty and who is not a national of the UK, will not be subject to UK inheritance tax on the individual's death or on a lifetime transfer of the PRO, except in certain cases where the PRO (i) is comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the UK); (ii) is part of the business property of a UK permanent establishment of an enterprise; or (iii) pertains to a UK fixed base of an individual used for the performance of independent personal services. The Estate Tax Treaty generally provides a credit against US federal estate or gift tax liability for the amount of any tax paid in the UK in a case where the PRO is subject to both UK inheritance tax and US federal estate or gift tax.

Stamp duty and SDRT
No stamp duty, SDRT or similar tax is imposed in the UK on the issue, transfer or redemption of the PROs.

Passive Foreign Investment Company (PFIC) considerations
A foreign corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable 'look-through rules', either (i) at least 75% of its gross income is 'passive income' or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. The company does not believe that it was a PFIC for its 2011 taxable year. Although interest income is generally passive income, a special rule allows banks to treat their banking business income as non-passive.
To qualify for this rule, a bank must satisfy certain requirements regarding its licensing and activities. The company's possible status as a PFIC must be determined annually, however, and may be subject to change if the company fails to qualify under this special rule for any year in which a US Holder holds ordinary shares, ordinary ADSs, preference ADSs or PROs. If the company were to be treated as a PFIC in any year during which a US Holder holds ordinary shares, ordinary ADSs, preference ADSs or PROs, US Holders would generally be subject to adverse US federal income tax consequences. Holders should consult their own tax advisers as to the potential application of the PFIC rules to the ownership and disposition of the company's ordinary shares, ordinary ADSs, preference ADSs or PROs.

Foreign financial assets reporting
For taxable years beginning after 18 March 2010, certain US Holders who are individuals may be required to report information relating to the company’s securities, subject to certain exceptions (including an exception for securities held in accounts maintained by US financial institutions).  US Holders are urged to consult their tax advisers regarding the application of these rules in the US Holders’ particular circumstances.

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

Shareholder information continued

Memorandum and Articles of Association
The company’s Memorandum and Articles of Association as in effect at the date of this annual report are registered with the Registrar of Companies of Scotland.

The following information is a summary of certain terms of the company’s Memorandum of Association (the “Memorandum”) and Articles of Association (the “Articles”) as in effect at the date of this Annual Report and certain relevant provisions of the Companies Act 2006 (the “2006 Act”) where appropriate and as relevant to the holders of any class of share. The current Articles were adopted on 28 April 2010. The Articles were updated primarily to reflect the coming into force of the remaining provisions of the 2006 Act and the implementation of the Shareholder Rights Directive in the UK. A further amendment was made to the Articles at a General Meeting held on 28 April 2010 in relation to the price at which certain classes of preference shares may be purchased. A further amendment was made on 19 April 2011 to the effect that, subject to existing class rights of shareholders, new preference shares can be issued with such rights and restrictions as the directors may determine.

The following summary description is qualified in its entirety by reference to the terms and provisions of the Memorandum and Articles (and, in the case of the summary description of the non-cumulative preference shares, the B Shares and the Dividend Access Share, by reference to the terms of issue of those shares determined by the Directors pursuant to the Articles prior to allotment). The Memorandum and Articles are registered with the Registrar of Companies of Scotland. Holders of any class of share are encouraged to read the full Memorandum and Articles, which have been filed as an exhibit to this annual report on Form 20-F

Incorporation and registration
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

Shareholder information continued

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

Classes of shares
The company has issued and outstanding the following five general classes of shares, namely ordinary shares, preference shares, non-voting deferred shares, B Shares and a Dividend Access Share, to which the provisions set forth below apply. In addition, the company has as part of its share capital Additional Value Shares (“AVSs”). All of the issued AVSs were converted into non-voting deferred shares in December 2003. The terms of those AVSs are set out in Schedule 3 to the Articles. The terms of the issued B Shares (designated Series 1 Class B Shares) and the Dividend Access Share (designated a Series 1 Dividend Access Share) were determined by the directors pursuant to the Articles prior to the time of allotment, and apply as if they were set out in the Articles.

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

Shareholder information continued

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

With effect from 19 April 2011, subject to existing class rights of shareholders, new preference shares can be issued with such rights and restrictions as the directors may determine.

Non-voting deferred shares
The holders of non-voting deferred shares are not entitled to the payment of any dividend or other distribution.

Shareholder information continued

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

Shareholder information continued

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

Shareholder information continued

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

Shareholder information continued

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

Shareholder information continued

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

Shareholder information continued

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

Shareholder information continued

Glossary of terms

Adjustable rate mortgage (ARM) - in the US, a variable-rate mortgage. ARMs include: hybrid ARMs which typically have a fixed-rate period followed by an adjustable-rate period; interest-only ARMs where interest only is payable for a specified number of years, typically for three to ten years; and payment-option ARMs that allow the borrower to choose periodically between various payment options.

Alt-A (Alternative A-paper) - a US description for mortgage loans with a higher credit quality than sub-prime loans but with features that disqualify the borrower from a traditional prime loan. Alt-A lending characteristics include limited documentation; high loan-to-value ratio; secured on non-owner occupied properties; and debt-to-income ratio above normal limits.

Arrears - the aggregate of contractual payments due on a debt that have not been met by the borrower. A loan or other financial asset is said to be 'in arrears' when payments have not been made.  When a customer is in arrears, the entire outstanding balance is said to be delinquent (see Delinquency).

Asset-backed commercial paper (ABCP) - a form of asset-backed security generally issued by a commercial paper conduit.

Asset-backed securities (ABS) - securities that represent interests in specific portfolios of assets. They are issued by a special purpose entity following a securitisation. The underlying portfolios commonly comprise residential or commercial mortgages but can include any class of asset that yields predictable cash flows. Payments on the securities depend primarily on the cash flows generated by the assets in the underlying pool and other rights designed to assure timely payment, such as guarantees or other credit enhancements. Collateralised bond obligations, collateralised debt obligations, collateralised loan obligations, commercial mortgage backed securities and residential mortgage backed securities are all types of ABS.

Asset protection scheme credit default swap - in 2009, the Group became party to the Asset Protection Scheme under which it purchased credit protection over a portfolio of specified assets and exposures (“covered assets”) from Her Majesty’s Treasury acting on behalf of the UK Government.  The contract is accounted for as a derivative financial instrument.  It is recognised at fair value and included in Derivatives on the balance sheet.  Changes in its fair value are recognised in profit or loss within Income from trading activities.

Assets under management - assets managed by the Group on behalf of clients.

Bank levy - a levy that applies to certain UK banks, building societies and the UK operations of foreign banks from 1 January 2011. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank as at the balance sheet date.

Basel II - the capital adequacy framework issued by the Basel Committee on Banking Supervision in June 2006 in the form of the ‘International Convergence of Capital Measurement and Capital Standards’.

Basel III - in December 2010, the Basel Committee on Banking Supervision issued final rules: ‘Basel III: A global regulatory framework for more resilient banks and banking systems’ and ‘Basel III: International framework for liquidity risk measurement, standards and monitoring’. These strengthened global regulatory standards on bank capital adequacy and liquidity and will be phased in from 2013 with full implementation by 1 January 2019.

Basis point - one hundredth of a per cent i.e. 0.01 per cent. 100  basis points is 1 per cent. Used when quoting movements in interest rates or yields on securities.

Certificates of deposit (CDs) - bearer negotiable instruments acknowledging the receipt of a fixed term deposit at a specified interest rate.

Collateralised bond obligations (CBOs) - asset-backed securities for which the underlying asset portfolios are bonds, some of which may be sub-investment grade.

Collateralised debt obligations (CDOs) - asset-backed securities for which the underlying asset portfolios are debt obligations: either bonds (collateralised bond obligations) or loans (collateralised loan obligations) or both. The credit exposure underlying synthetic CDOs derives from credit default swaps. The CDOs issued by an individual vehicle are usually divided in different tranches: senior tranches (rated AAA), mezzanine tranches (AA to BB), and equity tranches (unrated). Losses are borne first by the equity securities, next by the junior securities, and finally by the senior securities; junior tranches offer higher coupons (interest payments) to compensate for their increased risk.

Collateralised debt obligation squared (CDO-squared) - a type of collateralised debt obligation where the underlying asset portfolio includes tranches of other CDOs.

Collateralised loan obligations (CLOs) - asset-backed securities for which the underlying asset portfolios are loans, often leveraged loans.

Collectively assessed loan impairment provisions - impairment loss provisions in respect of impaired loans, such as credit cards or personal loans, that are below individual assessment thresholds. Such provisions are established on a portfolio basis, taking account of the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends.

Commercial mortgage backed securities (CMBS) - asset-backed securities for which the underlying asset portfolios are loans secured on commercial real estate.

Commercial paper (CP) - unsecured obligations issued by a corporate or a bank directly or secured obligations (asset-backed CP), often issued through a commercial paper conduit, to fund working capital. Maturities typically range from two to 270 days. However, the depth and reliability of some CP markets means that issuers can repeatedly roll over CP issuance and effectively achieve longer term funding. CP is issued in a wide range of denominations and can be either discounted or interest-bearing.

Shareholder information continued

Commercial paper conduit - a special purpose entity that issues commercial paper and uses the proceeds to purchase or fund a pool of assets. The commercial paper is secured on the assets and is redeemed either by further commercial paper issuance, repayment of assets or liquidity drawings.

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

Contractual maturity - the date in the terms of a financial instrument on which the last payment or receipt under the contract is due for settlement.

Core Tier 1 capital - called-up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and other regulatory deductions.

Core Tier 1 capital ratio - core Tier 1 capital as a percentage of risk-weighted assets.

Cost:income ratio - operating expenses as a percentage of total income.

Coverage ratio - impairment provisions as a percentage of impaired loans.

Covered bonds - debt securities backed by a portfolio of mortgages that are segregated from the issuer's other assets solely for the benefit of the holders of the covered bonds.

CRD III - the CRD III package came into force on 1 January 2011.  It requires higher capital requirements for re-securitisations; upgrades disclosure standards for securitisation exposures; strengthens capital requirements for the trading book; and introduces new remuneration rules.

CRD IV - in July 2011, the European Commission published its proposed legislation for a Capital Requirements Directive and a Capital Requirements Regulation, which together form the CRD IV package. The package implements the Basel III capital proposals and also includes new proposals on sanctions for non-compliance with prudential rules, corporate governance and remuneration. It is due to be implemented from 1 January 2013 with transitional arrangements for some of its requirements.

Credit default swap (CDS) - a contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer upon a defined credit event in relation to a reference financial asset or portfolio of financial assets. Credit events usually include bankruptcy, payment default and rating downgrades.

Credit derivative product company (CDPC) - a special purpose entity that sells credit protection under credit default swaps or certain approved forms of insurance policies. Sometimes they can also buy credit protection. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers.

Credit derivatives - contractual agreements that provide protection against a credit event on one or more reference entities or financial assets. The nature of a credit event is established by the protection buyer and protection seller at the inception of a transaction, and such events include bankruptcy, insolvency or failure to meet payment obligations when due. The buyer of the credit derivative pays a periodic fee in return for a payment by the protection seller upon the occurrence, if any, of a credit event. Credit derivatives include credit default swaps, total return swaps and credit swap options.

Credit enhancements - techniques that improve the credit standing of financial obligations; generally those issued by an SPE in a securitisation. External credit enhancements include financial guarantees and letters of credit from third-party providers. Internal enhancements include excess spread - the difference between the interest rate received on the underlying portfolio and the coupon on the issued securities; and over-collateralisation - on securitisation, the value of the underlying portfolio is greater than the securities issued.

Credit risk - the risk that the Group will incur losses owing to the failure of customers to meet their financial obligations to the Group.

Credit risk assets - loans and advances (including overdraft facilities), instalment credit, finance lease receivables and other traded instruments across all customer types.

Credit risk mitigation - techniques such as the taking of collateral or obtaining a guarantee or other form of credit protection from a related or third party that reduce the credit risk associated with an exposure.

Credit risk spread - the difference between the coupon on a debt instrument and the benchmark or the risk-free interest rate for the instrument's maturity structure. It is the premium over the risk-free rate required by the market for the credit quality of a particular debt instrument.

Credit valuation adjustments - adjustments to the fair values of derivative assets to reflect the creditworthiness of the counterparty.

Shareholder information continued

Glossary of terms continued
Currency swap - an arrangement in which two parties exchange specific principal amounts of different currencies at inception and subsequently interest payments on the principal amounts. Often, one party will pay a fixed rate of interest, while the other will pay a floating rate (though there are also fixed-fixed and floating-floating arrangements). At the maturity of the swap, the principal amounts are usually re-exchanged.

Customer accounts - money deposited with the Group by counterparties other than banks and classified as liabilities. They include demand, savings and time deposits; securities sold under repurchase agreements; and other short term deposits. Deposits received from banks are classified as deposits by banks.

Debt restructuring - see Renegotiated loans.

Debt securities - transferable instruments creating or acknowledging indebtedness. They include debentures, bonds, certificates of deposit, notes and commercial paper. The holder of a debt security is typically entitled to the payment of principal and interest, together with other contractual rights under the terms of the issue, such as the right to receive certain information. Debt securities are generally issued for a fixed term and redeemable by the issuer at the end of that term. Debt securities can be secured or unsecured.

Debt securities in issue - unsubordinated debt securities issued by the Group. They include commercial paper, certificates of deposit, bonds and medium-term notes.

Deferred tax asset - income taxes recoverable in future periods as a result of deductible temporary differences (temporary differences between the accounting and tax base of an asset or liability that will result in tax deductible amounts in future periods) and the carry-forward of tax losses and unused tax credits.

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

Deposits by banks - money deposited with the Group by banks and recorded as liabilities. They include money-market deposits, securities sold under repurchase agreements, federal funds purchased and other short term deposits. Deposits received from customers are recorded as customer accounts.

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

Discontinued operation - a component of the Group that either has been disposed of or is classified as held for sale. A discontinued operation is either: a separate major line of business or geographical area of operations or part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or a subsidiary acquired exclusively with a view to resale.

Effective interest rate method - the effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument's initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that are an integral part of the instrument's yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

Equity risk - the risk of changes in the market price of the equities or equity instruments arising from positions, either long or short, in equities or equity-based financial instruments.

Exposure at default (EAD) - an estimate of the expected level of utilisation of a credit facility at the time of a borrower's default. The EAD may be higher than the current utilisation (e.g. in the case where further drawings may be made under a revolving credit facility prior to default) but will not typically exceed the total facility limit.

Shareholder information continued

Fannie Mae (Federal National Mortgage Association) - a US Government Sponsored Enterprise. It buys mortgages, principally issued by banks, on the secondary market, pools them, and sells them as residential mortgage-backed securities to investors on the open market. Its obligations are not explicitly guaranteed by the full faith and credit of the US Government.

Federal Agencies - US federal agencies are independent bodies established by the US Government for specific purposes such as the management of natural resources, financial oversight or national security. A number of agencies, including Ginnie Mae, issue or guarantee publicly traded debt securities.

Federal Home Loan Mortgage Corporation - see Freddie Mac.

Federal National Mortgage Association - see Fannie Mae.

FICO score - a credit score calculated using proprietary software developed by the Fair Isaac Corporation in the US from a consumer's credit profile. The scores range between 300 and 850 and are used in credit decisions made by banks and other providers of credit.

Financial Services Compensation Scheme (FSCS) - the UK's statutory fund of last resort for customers of authorised financial services firms.  It pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the financial services industry.

First/second lien - a lien is a charge such as a mortgage held by one party, over property owned by a second party, as security for payment of some debt, obligation, or duty owed by that second party. The holder of a first lien takes precedence over all other encumbrances on that property i.e. second and subsequent liens.

Forbearance - the term generally applied to an agreement, principally in relation to secured loans with retail customers experiencing temporary financial difficulty, to a payment moratorium, to reduced repayments or to roll up arrears. Forbearance loans are a subset of Renegotiated loans.

Forward contract - a contract to buy (or sell) a specified amount of a physical or financial commodity, at an agreed price, at an agreed future date.

Freddie Mac (Federal Home Loan Mortgage Corporation) - a US Government Sponsored Enterprise. It buys mortgages, principally issued by thrifts, on the secondary market, pools them, and sells them as residential mortgage-backed securities to investors on the open market. Its obligations are not explicitly guaranteed by the full faith and credit of the US Government.

Funding and liquidity risk - the risk that the Group does not have sufficient financial resources to meet its commitments when they fall due, or can secure them only at excessive cost.

Futures contract - a contract which provides for the future delivery (or acceptance of delivery) of some type of financial instrument or commodity under terms established at the outset. Futures differ from forward contracts in that they are traded on recognised exchanges and rarely result in actual delivery; most contracts are closed out prior to maturity by acquisition of an offsetting position.

G10 - the Group of Ten comprises the eleven industrial countries (Belgium, Canada, France, Germany, Italy, Japan, the Netherlands, Sweden, Switzerland, the United Kingdom and the United States) that have agreed to participate in the International Monetary Fund’s (IMF’s) General Arrangements to Borrow.

Ginnie Mae (Government National Mortgage Association) - a US Government Agency that guarantees investors the timely payment of principal and interest on mortgage-backed securities for which the underlying asset portfolios comprise federally insured or guaranteed loans - mainly loans insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. Ginnie Mae obligations are fully and explicitly guaranteed as to the timely payment of principal and interest by the full faith and credit of the US Government.

Government Sponsored Enterprises (GSEs) - a group of financial services corporations created by the US Congress. Their function is to improve the efficiency of capital markets and to overcome statutory and other market imperfections which otherwise prevent funds from moving easily from suppliers of funds to areas of high loan demand. They include Fannie Mae and Freddie Mac.

Gross yield - the interest rate earned on average interest-earning assets i.e. interest income divided by average interest-earning assets.

Guaranteed mortgages - mortgages guaranteed by a government or government agency. In the US, government loan guarantee programmes are offered by the Federal Housing Administration, the Department of Veterans Affairs and the Department of Agriculture's Rural Housing Service. In the Netherlands, the Gemeentegarantie programme is run partly by the central government and partly by the municipalities.

Hedge funds - pooled investment vehicles that are not widely available to the public; their assets are managed by professional asset managers who participate in the performance of the fund.

Home equity loan - a type of loan in which the borrower uses the equity in their home as collateral. A home equity loan creates a charge against the borrower's house.

Impaired loans - all loans for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Shareholder information continued

Glossary of terms continued
Impairment allowance - see Loan impairment provisions.

Impairment losses - (a) for impaired financial assets measured at amortised cost, impairment losses - the difference between carrying value and the present value of estimated future cash flows discounted at the asset's original effective interest rate - are recognised in profit or loss and the carrying amount of the financial asset reduced by establishing a provision (allowance) (b) for impaired available-for-sale financial assets, the cumulative loss that had been recognised directly in equity is removed from equity and recognised in profit or loss as an impairment loss.

Individually assessed loan impairment provisions - impairment loss provisions for individually significant impaired loans assessed on a case-by-case basis, taking into account the financial condition of the counterparty and any guarantor and the realisable value of any collateral held.

Insurance risk - the risk of financial loss through fluctuations in the timing, frequency and/or severity of insured events, relative to the expectations at the time of underwriting.

Internal Capital Adequacy Assessment Process (ICAAP) - the Group’s own assessment, as part of Basel II requirements, of its risks,  how it intends to mitigate those risks and how much current and future capital is necessary having considered other mitigating factors.

International Accounting Standards Board (IASB) - the independent standard-setting body of the IFRS Foundation. Its members are responsible for the development and publication of International Financial Reporting Standards (IFRSs) and for approving Interpretations of IFRS as developed by the IFRS Interpretations Committee.

Interest rate swap - a contract under which two counterparties agree to exchange periodic interest payments on a predetermined monetary principal, the notional amount.

Interest spread - the difference between the gross yield and the interest rate paid on average interest-bearing liabilities.

Internal funding of trading business - the internal funding of the trading book comprises net banking book financial liabilities that fund financial assets in the Group’s trading portfolios.  Interest payable on these financial liabilities is charged to the trading book.

Investment grade - generally represents a risk profile similar to a rating of BBB-/Baa3 or better, as defined by independent rating agencies.

Key management - directors of RBSG and members of the Group Management Committee.

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

Level 1: quoted price - level 1 financial instruments are valued using unadjusted quoted prices in active markets, for identical financial instruments. Examples include G10 government securities, listed equity shares, certain exchange-traded derivatives and certain US agency securities.

Level 2: valuation technique using observable inputs - level 2 financial instruments are valued using techniques based significantly on observable market data. Instruments in this category are valued using: (a) quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or (b) valuation techniques where all the inputs that have a significant effect on the valuations are directly or indirectly based on observable market data.

Level 3: valuation technique with significant unobservable inputs - level 3 financial instruments are valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, the Group determines a reasonable level for the input. Level 3 financial instruments include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, unlisted equity shares, certain residual interests in securitisations, super senior tranches of high grade and mezzanine CDOs, other mortgage-based products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives.

Leveraged finance - funding (leveraged finance) provided to a business resulting in an overall level of debt in relation to cash flow that exceeds that which would be considered usual for the business or for the industry in which it operates. Leveraged finance is commonly employed to achieve a specific, often temporary, objective: to make an acquisition, to effect a buy-out or to repurchase shares.

Shareholder information continued

Liquidity coverage ratio (LCR) - the ratio of the stock of high quality liquid assets to expected net cash outflows over the following 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks. The Basel III rules require this ratio to be at least 100% and it is expected to apply from 2015.

Liquidity enhancements - make funds available to ensure that the issuer of securities, usually a commercial paper conduit, can redeem the securities at maturity. They typically take the form of a committed facility from a third-party bank.

Loan impairment provisions - loan impairment provisions are established to recognise incurred impairment losses on a portfolio of loans classified as loans and receivables and carried at amortised cost. It has three components: individually assessed loan impairment provisions, collectively assessed loan impairment provisions and latent loss provisions.

Loan-to-deposit ratio - the ratio of loans and advances to customers net of provision for impairment losses and excluding reverse repurchase agreements to customer deposits excluding repurchase agreements.

Loan-to-value ratio - the amount of a secured loan as a percentage of the appraised value of the security e.g. the outstanding amount of a mortgage loan as a percentage of the property's value.

Loss given default (LGD) - the economic loss that may occur in the event of default i.e. the actual loss - that part of the exposure that is not expected to be recovered - plus any costs of recovery.

Market risk - the risk that the value of an asset or liability may change as a result of a change in market factors such as foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices.

Master netting agreement - an agreement between two counterparties that have multiple derivative contracts with each other that provides for the net settlement of all contracts through a single payment, in a single currency, in the event of default on, or termination of, any one contract.

Medium term notes (MTNs) - debt securities usually with a maturity of five to ten years, but the term may be less than one year or as long as 50 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are generally issued as senior unsecured debt.

Monoline insurers - entities that specialise in providing credit protection against the notional and interest cash flows due to the holders of debt instruments in the event of default. This protection is typically in the form of derivatives such as credit default swaps.

Mortgage-backed securities - asset-backed securities for which the underlying asset portfolios are loans secured on property. See Residential mortgage backed securities and Commercial mortgage backed securities.

Mortgage servicing rights - the rights of a mortgage servicer to collect mortgage payments and forward them, after deducting a fee, to the mortgage lender.

Mortgage vintage - the year in which a mortgage loan was made to the customer.

Negative equity mortgages - mortgages where the value of the property mortgaged is less than the outstanding balance on the loan.

Net interest income - the difference between interest receivable on financial assets classified as loans and receivables or available-for-sale and interest payable on financial liabilities carried at amortised cost.

Net interest margin - net interest income as a percentage of average interest-earning assets.

Net stable funding ratio (NSFR) - introduced by Basel III, the NSFR is the ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100% with effect from 2015. Available stable funding would include such items as equity capital, preferred stock with a maturity of over one year and liabilities with a maturity of over one year.  The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by the associated required stable funding factor.  The NSFR is subject to an observation period and to review to address any unintended consequences.

Non-conforming mortgages - mortgage loans that do not meet the requirements for sale to US Government agencies or US Government sponsored enterprises. These requirements include limits on loan-to-value ratios, loan terms, loan amounts, borrower creditworthiness and other requirements.

Operational risk - the risk of loss resulting from inadequate or failed processes, people, systems or from external events.

Option - an option is a contract that gives the holder the right but not the obligation to buy (or sell) a specified amount of the underlying physical or financial commodity, at a specific price, at an agreed date or over an agreed period. Options can be exchange-traded or traded over-the-counter.

Shareholder information continued

Glossary of terms continued
Over-the-counter (OTC) derivatives - are derivatives with tailored terms and conditions negotiated bilaterally, in contrast to exchange traded derivatives that have standardised terms and conditions.

Own credit adjustment - the effect of the Group’s own credit standing on the fair value of financial liabilities.

Past due - a financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.

Potential problem loans (PPL) - loans for which an impairment event has taken place but no impairment provision is required. This category is used for fully collateralised advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

Prime - prime mortgage loans generally have low default risk and are made to borrowers with good credit records and a monthly income that is at least three to four times greater than their monthly housing expense (mortgage payments plus taxes and other debt payments). These borrowers provide full documentation and generally have reliable payment histories.

Private equity investments - equity investments in operating companies not quoted on a public exchange. Capital for private equity investment is raised from retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

Probability of default (PD) - the likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year time horizon.

Regular way purchase or sale - a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

Regulatory capital - the amount of capital that the Group holds, determined in accordance with rules established by the FSA for the consolidated Group and by local regulators for individual Group companies.

Renegotiated loans - loans are generally renegotiated either as part of the ongoing banking relationship with a creditworthy customer or in response to a borrower's financial difficulties. In the latter case, renegotiation encompasses not only revisions to the terms of a loan such as a maturity extension, a payment moratorium, a concessionary rate of interest but also the restructuring of all or part of the exposure including debt forgiveness or a debt for equity swap. Loans renegotiated as part of the ongoing banking relationship with a creditworthy customer are treated as new loans.
Repurchase agreement (Repo) - see Sale and repurchase agreements.

Residential mortgage backed securities (RMBS) - asset-backed securities for which the underlying asset portfolios are residential mortgages.

Restructured loans - see Renegotiated loans.

Retail loans - loans made to individuals rather than institutions. The loans may be for car purchases, home purchases, medical care, home repair, holidays and other consumer uses.

Return on equity - profit attributable to ordinary and B shareholders divided by average shareholders’ equity as a percentage.

Reverse repurchase agreement (Reverse repo) - see Sale and repurchase agreements.

Risk appetite - an expression of the maximum level of risk that the Group is prepared to accept to deliver its business objectives.

Risk asset ratio (RAR) - total regulatory capital as a percentage of risk-weighted assets.

Risk elements in lending (REIL) - impaired loans and accruing loans which are contractually overdue 90 days or more as to principal or interest.

Risk-weighted assets  (RWAs) - assets adjusted for their associated risks using weightings established in accordance with the Basel Capital Accord as implemented by the FSA. Certain assets are not weighted but deducted from capital.

Sale and repurchase agreements - in a sale and repurchase agreement one party, the seller, sells a financial asset to another party, the buyer, at the same time the seller agrees to reacquire and the buyer to resell the asset at a later date. From the seller's perspective such agreements are repurchase agreements (repos) and from the buyer's reverse repurchase agreements (reverse repos).

Securitisation - a process by which assets or cash flows are transformed into transferable securities. The underlying assets or cash flows are transferred by the originator or an intermediary, typically an investment bank, to a special purpose entity which issues securities to investors. Asset securitisations involve issuing debt securities (asset-backed securities) that are backed by the cash flows of income-generating assets (ranging from credit card receivables to residential mortgage loans). Liability securitisations typically involve issuing bonds that assume the risk of a potential insurance liability (ranging from a catastrophic natural event to an unexpected claims level on a certain product type).

Shareholder information continued

Settlement balances - payables and receivables that result from purchases and sales of financial instruments recognised on trade date.  Asset settlement balances are amounts owed to the Group in respect of sales and liability settlement balances are amounts owed by the Group in respect of purchases.

Sovereign exposures - exposures to governments, ministries, departments of governments and central banks.

Special purpose entity (SPE) - an entity created by a sponsor, typically a major bank, finance company, investment bank or insurance company. An SPE can take the form of a corporation, trust, partnership, or a limited liability company. Its operations are typically limited for example in a securitisation to the acquisition and financing of specific assets or liabilities.

Structured credit portfolio (SCP) - a portfolio of certain of the Group’s illiquid assets - principally CDO super senior positions, negative basis trades and monoline exposures - held within Non-Core division.

Structured Investment Vehicle (SIV) - a limited-purpose operating company that undertakes arbitrage activities by purchasing highly rated medium and long-term, fixed-income assets and funding itself with short-term, highly rated commercial paper and medium-term notes.

Structured notes - securities that pay a return linked to the value or level of a specified asset or index. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

Student loan related assets - assets that are referenced to underlying student loans.

Subordinated liabilities - liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

Sub-prime - mortgage loans to customers with one or more high risk characteristics, such as: unreliable or poor payment histories; loan-to-value ratio of greater than 80%; high debt-to-income ratio; the loan is not secured on the borrower's primary residence; or a history of delinquencies or late payments on the loan.

Super senior CDO - the most senior class of instrument issued by a CDO vehicle. They benefit from the subordination of all other instruments, including AAA rated securities, issued by the CDO vehicle.

Tangible net asset value (TNAV) - owners’ equity attributable to ordinary and B shareholders less intangible assets divided by the number of ordinary and B shares in issue.

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

US Government National Mortgage Association - see Ginnie Mae.

Unaudited - financial information that has not been subjected to the audit procedures undertaken by the Group's auditor to enable them to express an opinion on the Group's financial statements.

US Federal Agencies - see Federal Agencies.

Value-at-risk (VaR) - a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels.

Wholesale funding - wholesale funding comprises Deposits by banks, Debt securities in issue and Subordinated liabilities.

Wrapped security - a debt security where the holder benefits from credit protection provided by a third party, typically a financial guarantor or monoline insurer.

Write-down - a reduction in the carrying value of an asset to record a decline in its fair value or value in use.

Wrong-way risk - the risk of loss when the risk factors driving the exposure to a counterparty or customer are positively correlated with the creditworthiness of that counterparty i.e. the size of the exposure increases at the same time as the risk of the counterparty or customer being unable to meet that obligation, increases.

Shareholder information continued

Index

Accounting		Consolidated financial statements
Accounting developments	284	Consolidated balance sheet	268
Accounting policies	273	Consolidated cash flow statement	272
Critical accounting policies	282	Consolidated income statement	266
		Consolidated statement of changes in equity	269
Approval of accounts	268	Consolidated statement of comprehensive income	267
		Notes on the consolidated accounts	286
Asset-backed securities	136
		Contingent liabilities and commitments	359
Asset Protection Scheme	205
		Corporate governance
Audit Committee		Compliance with the UK Corporate Governance Code	254
Letter from the Chairman of the Group Audit Committee	221	The Board and its committees	210
Report of the Group Audit Committee	222
		Debt securities in issue
Auditors		Risk and balance sheet management	133
Auditor’s remuneration	296	Notes on the consolidated accounts	327
Independent auditor’s report	265
		Deposits
Available-for-sale financial assets		Customer accounts	299
Accounting policies	278	Deposits by banks	299
Notes on the consolidated accounts	299
		Derivatives
Average balance sheet	13	Risk and balance sheet management	143
		Notes on the consolidated accounts	325
Balance sheet
Business review	53	Description of business	4
Consolidated	268
		Directors
Bank levy	288	Biographies	211
		Interests in shares	262
Board Risk Committee report		Remuneration	249
Letter from the Chairman of the Board Risk Committee		Remuneration policy	237
Report of the Board Risk Committee	226	Report of the directors	257
	227	Service contracts	247
Business divestments
Business review	5	Dividends
Notes on the consolidated accounts	335	History	425
		Notes on the consolidated accounts	298
Capital adequacy
Capital ratios	57, 69	Earnings per share
Capital resources	57, 70	Business review	9
Notes on the consolidated accounts	357	Notes on the consolidated accounts	298

Cash flow statement		Employees
Business review	56	Business review	25
Consolidated	272	Costs	288
Notes on the consolidated accounts	368, 369	Headcount	289
		Report of the directors	257
Central functions/items	4, 47, 370	Variable compensation	291

Charitable contributions	261	Financial instruments
		Accounting policies	277
		Critical accounting policies	283
		Notes on the consolidated accounts	299

		Financial Services Compensation Scheme	360

Shareholder information continued

Financial summary		Material contracts	398
Five year financial summary	386
		Net interest income
Forward-looking statements	3	Business review	12
		Notes on the consolidated accounts	286
Global Banking & Markets	4, 41, 370
		Non-Core	4, 48, 370
Global Transaction Services	4, 33, 370
		Non-interest income
Glossary of terms	440	Business review	17
		Notes on the consolidated accounts	287
Going concern
Report of the directors	259	Operating expenses
		Business review	18
Goodwill		Notes on the consolidated accounts	288
Accounting policies	275
Notes on the consolidated accounts	329, 374	Pensions
		Accounting policies	274
Impairment		Critical accounting policies	283
Accounting policies	278	Directors’ pension arrangements	251
Business review	21	Notes on the consolidated accounts	292
Critical accounting policies	282	Pension risk	203
Notes on the consolidated accounts	323
		Post balance sheet events
Income statement			261, 378
Business review	9	Presentation of information
Consolidated	256
		Property, plant and equipment
Insurance claims		Accounting policies	275
Accounting policy	276	Notes on the consolidated accounts	332
Business review	18
Critical accounting policies	284	Provisions
Notes on the consolidated accounts	338	Accounting policies	277
		Notes on the consolidated accounts	323
Insurance premium income
Accounting policies	276	Regulatory developments and reviews	397
Business review	17
Notes on the consolidated accounts	338	Related parties	377

Intangible assets		Remuneration Committee
Accounting policies	275	Directors’ remuneration report	232
Segmental analysis of goodwill	374	Letter from the Chair of the Remuneration Committee	230
Notes on the consolidated accounts	329

Internal control	254

Investigations	363

Litigation	361

Loans and advances
Loans and advances to banks	299
Loans and advances to customers	299

Shareholder information continued

Index continued

Risk and balance sheet management		Short-term borrowings	77
Business risk	202
Capital management	68	Statement of changes in equity
Compliance risk	197	Consolidated	269
Country risk	166
Credit risk	92	Statement of comprehensive income
Equity risk	91	Consolidated	267
Insurance risk	194
Interest rate risk	89	Statement of directors’ responsibilities	263
Liquidity and funding risk	74
Market risk	187	Subordinated liabilities
Operational risk	194	Consolidated	342
Pension risk	203	Parent company	398
Reputational risk	202
Structural foreign currency exposures	91	Summary of Group results	386

Risk-weighted assets	24, 57, 69	Supervision	396

Securitisations and asset transfers		Tax
Notes on the consolidated accounts	355	Accounting policies	277
Special purpose entities	82	Business review	22
		Critical accounting policies	284
Segmental reporting		Notes on the consolidated accounts	297
Business review	23	Notes on the consolidated accounts - deferred tax	337
Description of business	4
Notes on the consolidated accounts	370	UK Corporate	4, 29, 370

Share-based payments		UK Retail	4, 26, 370
Accounting policies	281
Notes on the consolidated accounts	290	Ulster Bank	4, 35, 370

Share capital		US Retail & Commercial	4, 38, 370
Shareholder information	422
Notes on the consolidated accounts	350	Wealth	4, 31, 370

Shareholder information		Value-at-risk (VaR)	188
Analysis of ordinary shareholders	421
Annual General Meeting	420
Shareholder enquiries	420

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

RBS Secretariat
The Royal Bank of Scotland Group plc
PO Box 1000
Gogarburn Edinburgh EH12 1HQ
Telephone: +44 (0)131 556 8555
Facsimile: +44 (0)131 626 3081

Investor Relations
280 Bishopsgate
London EC2M 4RB
Telephone: +44 (0)207 672 1758
Facsimile: +44 (0)207 672 1801
Email: investor.relations@rbs.com

Registered office
36 St Andrew Square
Edinburgh EH2 2YB
Telephone: +44 (0)131 556 8555
Registered in Scotland No. SC45551

Website
www.rbs.com

Principal offices

The Royal Bank of Scotland Group plc
PO Box 1000 Gogarburn Edinburgh EH12 1HQ
Telephone: +44 (0)131 626 0000

The Royal Bank of Scotland plc
PO Box 1000 Gogarburn Edinburgh EH12 1HQ
280 Bishopsgate London EC2M 4RB

National Westminster Bank Plc
135 Bishopsgate London EC2M 3UR

Citizens
Citizens Financial Group, Inc.
One Citizens Plaza Providence RI 02903 USA

Ulster Bank
11-16 Donegall Square East Belfast BT1 5UB
George's Quay Dublin 2

Direct Line Insurance (formerly RBS Insurance)
Churchill Court Westmoreland Road Bromley Kent BR1 1DP

RBS Holdings USA Inc.
600 Washington Blvd
Stamford CT
06901 USA

Coutts Group
440 Strand London WC2R 0QS

The Royal Bank of Scotland International Limited
Royal Bank House 71 Bath Street
St Helier Jersey Channel Islands JE4 8PJ

NatWest Offshore
23/25 Broad Street
St Helier Jersey Channel Islands JE4 OYX

RBS Holdings N.V.
Gustav Mahlerlaan 350
1082 ME Amsterdam
PO Box 12925
The Netherlands

Exhibit Index

Exhibit Number	Description
1.1	Memorandum and Articles of Association of The Royal Bank of Scotland Group plc
2.1(1)	Form of Deposit agreement among The Royal Bank of Scotland Group plc, The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Receipts issued thereunder
2.2(2)	Form of American Depositary Receipt for ordinary shares of the par value of £0.25 each
2.3(3)	Letter dated May 12, 2008 from The Bank of New York Mellon as Depository to The Royal Bank of Scotland Group plc relating to the Prerelease of American Depository Receipts
2.4
Neither The Royal Bank of Scotland Group plc nor The Royal Bank of Scotland plc is party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of the Group’s total assets (on a consolidated basis) is authorized to be issued. Each of The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc hereby agrees to furnish to the Securities and Exchange Commission (the “Commission”), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission.

4.1(4)	Service agreement for Stephen Hester
4.2(4)	Service agreement amendment for Stephen Hester
4.3(5)	Service agreement for Bruce Van Saun
4.4(6)	Form of Deed of Indemnity for Directors
4.5(4)
Amendment Agreement dated August 2008, relating to the Consortium and Shareholders’ Agreement dated 28 May 2007, among The Royal Bank of Scotland Group plc, Banco Santander, S.A., Fortis N.V., Fortis SA/NV and, by accession, Fortis Nederland (Holding) N.V., and RFS Holdings B.V. (as supplemented and amended by a Supplemental Consortium and Shareholders’ Agreement dated 17 September 2007)

4.6(4)	Deed of Accession dated December 2008 among The Royal Bank of Scotland Group plc, Banco Santander, S.A., Fortis Bank Nederland (Holding) N.V., The State of the Netherlands and RFS Holdings B.V.
4.7(4)	Second Placing and Open Offer Agreement dated 19 January 2009 among The Royal Bank of Scotland Group plc, UBS Limited, Merrill Lynch International and The Commissioners of Her Majesty’s Treasury
4.8(4)	Pre-accession Commitments Deed poll dated 26 February 2009 by The Royal Bank of Scotland plc
4.9(7),(8)	Lending Commitments Deed poll dated 26 February 2009 by The Royal Bank of Scotland plc
4.10(5)	Acquisition and contingent capital agreement dated 26 November 2009 among The Royal Bank of Scotland Group plc and The Commissioners of Her Majesty’s Treasury

4.11(5),(8)
Accession Agreement dated 26 November 2009 among The Commissioners of Her Majesty’s Treasury, The Royal Bank of Scotland plc and The Royal Bank of Scotland Group plc relating to the UK Asset Protection Scheme

4.12(5)
Agreements to forego Tax reliefs dated 26 November 2009 among The Commissioners of Her Majesty’s Treasury, The Commissioners for Her Majesty’s Revenue and Customs, The Royal Bank of Scotland plc, The Royal Bank of Scotland Group plc and ABN AMRO Bank N.V. in connection with an Exit Fee payable under an Accession Agreement relating to the UK Asset Protection Scheme

4.13(5)
Agreements to forego Tax reliefs dated 26 November 2009 among The Commissioners of Her Majesty’s Treasury, The Commissioners for Her Majesty’s Revenue and Customs, The Royal Bank of Scotland plc, The Royal Bank of Scotland Group plc and ABN AMRO Bank N.V. in connection with an Acquisition and Contingent Capital Agreement

4.14(5)
Agreements to forego Tax reliefs dated 26 November 2009 among The Commissioners of Her Majesty’s Treasury, The Commissioners for Her Majesty’s Revenue and Customs, The Royal Bank of Scotland plc, The Royal Bank of Scotland Group plc and ABN AMRO Bank N.V. in connection with an Accession Agreement relating to the UK Asset Protection Scheme

4.15(5),(8)	State Aid Commitment Deed dated 26 November 2009 among The Commissioners of Her Majesty’s Treasury and The Royal Bank of Scotland Group plc
4.16(5),(8)	State Aid Cost Reimbursement Deed dated 26 November 2009 among The Commissioners of Her Majesty’s Treasury and The Royal Bank of Scotland Group plc
4.17(5)	Amendment to the Lending Commitments Deed poll dated 23 March 2010 by The Royal Bank of Scotland plc
4.18(8),(5)	Restated Consortium and Shareholders’ Agreement dated 1 April 2010, among The Royal Bank of Scotland Group plc, Banco Santander, S.A., The State of the Netherlands and RFS Holdings B.V.
4.19(5)	UK Asset Protection Scheme Terms and Conditions
4.20(9),(10)
Purchase and Sale Agreement dated 16 February 2010 in connection with the sale by RBS Sempra Commodities JV, a joint venture owned by the Royal Bank and Sempra Energy, of its metals, oils and European energy business lines

4.21(11)
Amendment to the Purchase and Sale Agreement dated 30 June 2010 in connection with the sale by RBS Sempra Commodities JV, a joint venture owned by the Royal Bank and Sempra Energy, of its metals, oils and European energy business lines

4.22(8),(11)	Sale and Purchase Agreement dated 4 August 2010 among The Royal Bank of Scotland plc, National Westminster Bank plc, National Westminster Home Loans Limited and Santander UK plc
4.23(8),(10)	Transfer Agreement dated 6 August 2010 among the Bank and Ship Bidco Limited.
4.24(10)	First Supplement to UK Asset Protection Scheme dated 27 August 2010

4.25(8),(10)	Second Supplement to UK Asset Protection Scheme dated 20 December 2010
4.26(10)	Third Supplement to UK Asset Protection Scheme dated 10 February 2011
4.27(8),(9),(10)
Purchase and Sale Agreement dated 20 September 2010 in connection with the sale by RBS Sempra Commodities JV of its Sempra Energy Solutions business line by and among Noble Americas Gas & Power Corp., RBS Sempra Commodities LLP, Sempra Energy and The Royal Bank of Scotland plc

4.28(8),(9),(10)
Transfer Agreement dated 7 October 2010 in connection with the sale by RBS Sempra  Commodities JV of its commodities trading North American Power and Gas business by and among J.P. Morgan Ventures Energy Corporation, RBS Sempra Commodities LLP, Sempra Energy Trading LLC, Sempra Energy and The Royal Bank of Scotland plc

4.29(8),(10)	Amendment Agreement dated 29 November 2010 among The Royal Bank of Scotland plc, Worldpay (UK) Limited, Worldpay Ecommerce Limited and Ship US Bidco, Inc.
4.30(8),(10)	Amended and Restated Investment Agreement relating to Ship Luxco Holding & Cy. S.C.A. dated 29 November 2010
4.31(8)	Amended Sale and Purchase Agreement dated 30 August 2011 among The Royal Bank of Scotland Group plc, National Westminster Bank plc, National Westminster Home Loans Limited and Santander UK plc.
4.32(8)
Agreement for the Sale and Purchase of RBS Aerospace Limited, RBS Aerospace (UK) Limited and RBS Australia Leasing Pty Limited dated January 16, 2012 among The Royal Bank of Scotland plc and Sumitomo Mitsui Banking Corporation

4.33(8)	Fourth Supplement to UK Asset Protection Scheme dated 30 June 2011
4.34(8)	Fifth Supplement to UK Asset Protection Scheme dated 22 July 2011
4.35	Sixth Supplement to UK Asset Protection Scheme dated 18 August 2011
4.36	Reporting issues document dated 31 January 2011 relating to the UK Asset Protection Scheme
4.37	Post Trigger Refinancing and Debt Restructurings document dated 15 February 2012 relating to the UK Asset Protection Scheme
4.38(8)	Reporting issues document relating to the Post-Accession Data, Quarterly Statements and Quarterly Statement Data dated 16 March 2012
7.1	Explanation of ratio calculations
8.1	Principal subsidiaries of The Royal Bank of Scotland Group plc
12.1	CEO certification required by Rule 13a-14(a)
12.2	CFO certification required by Rule 13a-14(a)
13.1	Certification required by Rule 13a-14(b)
15.1	Consent of independent registered public accounting firm

Notes:

(1)	Previously filed and incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 (Registration No. 333-144756) (filed on 20 July 2007)
(2)	Previously filed and incorporated by reference to Exhibit A of Exhibit 1 to the Registration Statement on Form F-6 (Registration No. 333-144756) (filed on 20 July 2007)
(3)	Previously filed and incorporated by reference to Exhibit 2.3 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2007 (File No. 1-10306)
(4)
Previously filed and incorporated by reference to Exhibit 4.1, 4.2, 4.8, 4.9, 4.21 and 4.22, respectively, to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2008 (file No. 1-10306)

(5)
Previously filed and incorporated by reference to Exhibit 4.3, 4.19, 4.20, 4.21, 4.22, 4.23, 4.24, 4.25, 4.26, 4.27 and 4.28, respectively, to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2009 (File No. 1-10306)

(6)
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

(7)	Previously filed and incorporated by reference to Exhibit 4.23 to the Group’s Annual Report on Form 20-F/A for the fiscal year ended 31 December 2008 (File No. 1-10306)
(8)	Confidential treatment has been requested. Confidential materials have been redacted and separately filed with the SEC.
(9)
The exhibits and schedules to this agreement have not been filed, but the table of contents (that is included in the agreement) briefly identifies the contents of such omitted exhibits and schedules. The Royal Bank of Scotland Group plc hereby agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any such omitted exhibits and schedules.

(10)
Previously filed and incorporated by reference to Exhibit 4.20, 4.23, 4.24, 4.25, 4.26, 4.27, 4.28, 4.29 and 4.30, respectively, to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2010 (File No. 1-10306)

(11)
Previously filed and incorporated by reference to Exhibit 4.21 and 4.22, respectively, to the Group’s Amendment to the Annual Report on Form 20-F/A for the fiscal year ended 31 December 2010 (File No. 1-10306)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

The Royal Bank of Scotland Group plc
Registrant

/s/ Bruce Van Saun
Bruce Van Saun
Group Finance Director
March 27, 2012