Form 20-F
period 2012-12-31
ROYAL BANK OF SCOTLAND GROUP PLC
filed 2013-03-27
CIK 844150

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
American Depositary Shares, each representing 2 ordinary shares, nominal value £1 per share
Ordinary shares, nominal value £1 per share
American Depositary Shares Series F, H, L, M, N, P, Q, R, S, T and U each representing one Non-Cumulative Dollar Preference Share, Series F, H, L, M, N, P, Q, R, S, T and U respectively
Senior Floating Rate Notes due 2013
3.400% Senior Notes due 2013
3.250% Senior Notes due 2014
3.950% Senior Notes due 2015
4.875% Senior Notes due 2015
4.375% Senior Notes due 2016
5.625% Senior Notes due 2020
6.125% Senior Notes due 2021
6.125% Subordinated Tier 2 Notes due 2022
2.550% Senior Notes due 2015
Structured HybrId Equity LinkeD Securities (SHIELDS) due January 16, 2014  linked to the S&P 500 Index
Leveraged CPI Linked Securities due January 13, 2020
RBS US Large Cap TrendpilotTM Exchange Traded Notes due December 7, 2040
RBS US Mid Cap TrendpilotTM Exchange Traded Notes due January 25, 2041
RBS Gold TrendpilotTM Exchange Traded Notes due February 15, 2041
RBS Oil TrendpilotTM Exchange Traded Notes due September 13, 2041
RBS Global Big Pharma Exchange Traded Notes due October 25, 2041
RBS NASDAQ-100® TrendpilotTM Exchange Traded Notes due December 13, 2041
RBS China TrendpilotTM Exchange Traded Notes due April 18, 2042
RBS US Large Cap Alternator Exchange Traded NotesTM due September 5, 2042
RBS Rogers Enhanced Commodity Index Exchange Traded Notes due October 29, 2042
RBS Rogers Enhanced Agriculture Exchange Traded Notes due October 29, 2042
RBS Rogers Enhanced Energy Exchange Traded Notes due October 29, 2042
RBS Rogers Enhanced Precious Metals Exchange Traded Notes due October 29, 2042
RBS Rogers Enhanced Industrial Metals Exchange Traded Notes due October 29, 2042

New York Stock Exchange
New York Stock Exchange*

New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
NYSE MKT
NYSE MKT
NYSE Arca
NYSE Arca
NYSE Arca
NYSE Arca
NYSE Arca
NYSE Arca
NYSE Arca
NYSE Arca
NYSE Arca
NYSE Arca
NYSE Arca
NYSE Arca
NYSE Arca

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

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
_______________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
_______________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2012, the close of the period covered by the annual report:

(Title of each class)	(Number of outstanding shares)
Ordinary shares of £1 each
B Shares
Dividend Access Share
11% cumulative preference shares
5½% cumulative preference shares
Non-cumulative dollar preference shares, Series F, H and L to U
Non-cumulative convertible dollar preference shares, Series 1
Non-cumulative euro preference shares, Series 1 to 3
Non-cumulative convertible sterling preference shares, Series 1
Non-cumulative sterling preference shares, Series 1
6,070,765,155 51,000,000,000 1 500,000 400,000 209,609,154 64,772 2,044,418 14,866 54,442

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

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

SEC Form 20-F cross reference guide

Item	Item Caption	Pages

PART I
1	Identity of Directors, Senior Management, Advisers	Not applicable

2	Offer Statistics and Expected Timetable	Not applicable

3	Key Information
	Selected financial data	9-10, 401-404, 443-444, 453, 477-479
	Capitalisation and indebtedness	Not applicable
	Reasons for the offer and use of proceeds	Not applicable
	Risk factors	8, 459-471

4	Information on the Company	14-18, 63, 96-243, 375-376, 379-380, 384-386, 443-453
	History and development of the Company	2-3, 5-7, 305-307, 387-389, 414, 456, 492, 505
	Business overview	5-8, 26-58, 244-248, 305-307, 424-431, 454-457
	Organisational structure	5-6, 424
	Property, plant and equipment	384-386, 456

4A	Unresolved Staff Comments	Not applicable

5	Operating and Financial Review and Prospects
	Operating results	7, 9-63, 244-246, 377-378, 454-455
	Liquidity and capital resources	62-63, 87-115, 348-375, 377-380, 384-386, 394-399, 401-403, 414, 422-423, 452
	Research and development, patents, licences etc	Not applicable
	Trend information	5-7, 459-471
	Off balance sheet arrangements	409-410, 413-414
	Contractual obligations	97-111, 405-408

6	Directors, Senior Management and Employees
	Directors and senior management	257-260
	Compensation	279-301, 335-345, 432
	Board practices	262-274, 279-280, 289-290, 309
	Employees	28, 306, 335-337
	Share ownership	297-299

7	Major Shareholders and Related Party Transactions
	Major shareholders	309, 456
	Related party transactions	433-434
	Interests of experts and counsel	Not applicable

8	Financial Information
	Consolidated statements and other financial information	305, 311-441, 479
	Significant changes	6, 434

i

Item	Item Caption	Pages

9	The Offer and Listing
	Offer and listing details	477-478
	Plan of distribution	Not applicable
	Markets	476
	Selling shareholders	Not applicable
	Dilution	Not applicable
	Expenses of the issue	Not applicable

10	Additional Information
	Share capital	Not applicable
	Memorandum and articles of association	484-492
	Material contracts	456-457
	Exchange controls	484
	Taxation	480-483
	Dividends and paying agents	Not applicable
	Statement of experts	Not applicable
	Documents on display	492
	Subsidiary information	Not applicable

11	Quantitative and Qualitative Disclosure about Market Risk	66-252, 348-375, 377-378

12	Description of Securities other than Equity Securities	458

PART II
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable

15	Controls and Procedures	271-273, 302-304, 312
16	[Reserved]

16	A Audit Committee financial expert	268-274
16	B Code of ethics	307
16	C Principal Accountant Fees and services	268-274, 345
16	D Exemptions from the Listing Standards for Audit Committees	Not applicable
16	E Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not applicable

16	F Change in Registrant’s Certifying Accountant	Not applicable
16	G Corporate Governance	262-267
16	H Mine Safety Disclosure	Not applicable

PART III
17	Financial Statements	Not applicable

18	Financial Statements	311-441

19	Exhibits	506

	Signature	507

ii

2	Presentation of information
4	Forward-looking statements
5	Description of business
7	Competition
8	Risk factors
9	Key financials
10	Summary consolidated income statement
11	Results summary
14	Analysis of results
26	Divisional performance
59	Consolidated balance sheet
62	Cash flow
63	Capital resources
64	Analysis of balance sheet pre and post disposal groups
66	Risk and balance sheet management

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

On 1 April 2010, the businesses acquired by the Dutch State were transferred to ABN AMRO Group N.V., itself owned by the Dutch State. In connection with the transfer ABN AMRO Holding N.V. was renamed RBS Holdings N.V. and its banking subsidiary was renamed The Royal Bank of Scotland N.V. (“RBS N.V.”). Certain assets of RBS N.V. continue to be shared by the Consortium Members.

In October 2011, the Group completed the transfer of a substantial part of the UK activities of RBS N.V. to the Royal Bank pursuant to Part VII of the UK Financial Services and Markets Act 2000. Substantially all of the Netherlands and EMEA businesses were transferred in September 2012. Further transfers are expected to take place during 2013 but are subject to certain authorisations including regulatory approval where necessary. The Group now anticipates that the transfers in China will be completed at a later date.

Presentation of information continued

Non-GAAP financial information
The directors manage the Group’s performance by class of business, before certain reconciling items, as is presented in the segmental analysis on pages 424 to 431 (the “managed basis”). Discussion of the Group’s performance focuses on the managed basis as the Group believes that such measures allow a more meaningful analysis of the Group’s financial condition and the results of its operations. These measures are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Reconciliations of these non-GAAP measures are presented throughout this document or in the segmental analysis on pages 424 to 431. These non-GAAP financial measures are not a substitute for GAAP measures. Furthermore, RBS has divided its operations into “Core” and “Non- Core”. Certain measures disclosed in this document for Core operations and used by RBS management are non-GAAP financial measures as they represent a combination of all reportable segments with the exception of Non-Core. In addition, RBS has further divided parts of the Core business into “Retail & Commercial” consisting of the UK Retail, UK Corporate, Wealth, International Banking, Ulster Bank and US Retail & Commercial divisions. This is a non-GAAP financial measure. Lastly, the Basel III net stable funding ratio (see page 108) represents a non-GAAP financial measure given it is a metric that is not yet required to be disclosed by a government, governmental authority or self-regulatory organisation.

Disposal groups
Since 2011, the assets and liabilities relating to the RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK (‘UK branch-based businesses’), were classified within Disposal groups. Santander's withdrawal from the sale in October 2012 has led the Group to conclude that a sale within 12 months is unlikely; accordingly the balance sheet at 31 December 2012 does not classify the assets and liabilities of the UK branch-based businesses within Disposal groups. IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ does not permit restatement on reclassification.

Discontinued operations
The Group sold the first tranche (34.7%) of the share capital of Direct Line Insurance Group plc (DLG) in October 2012 via an Initial Public Offering (IPO), consistent with the plan to cede control by the end of 2013. In accordance with IFRS 5, DLG has been recognised as a discontinued operation with consequent changes to the presentation of comparative information. The assets and liabilities relating to DLG are included in Disposal groups as at 31 December 2012.

Share consolidation
Following approval at the Group’s Annual General Meeting on 30 May 2012, the sub-division and consolidation of the Group’s ordinary shares on a one-for-ten basis took effect on 6 June 2012. Consequently, prior year disclosures relating to or affected by numbers of ordinary shares or share price have been restated.

Glossary
A glossary of terms is provided on pages 494 to 501.

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

In particular, this document includes forward-looking statements relating, but not limited to: the Group’s restructuring plans, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets (RWAs), return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; discretionary coupon and dividend payments; certain ring-fencing proposals; sustainability targets; regulatory investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs, including sovereign debt impairments; and the Group’s potential exposures to various types of political and market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the US; the continuing economic crisis in Europe; competition and consolidation in the banking sector; political risks; the risk of full nationalisation of the Group and its UK bank subsidiaries; HM Treasury exercising influence over the operations of the Group and any proposed offer or sale of its interest affecting the price of securities issued by the Group; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; the value or effectiveness of any credit protection purchased by the Group; changes in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in required contributions to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers; pension fund shortfalls; the ability to access sufficient sources of capital, liquidity and funding when required; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes in the credit ratings of the Group and the UK Government; the ability to access the contingent capital arrangements with HM Treasury and the conversion of the Contingent B Shares in accordance with their terms; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the ability to implement strategic plans on a timely basis, or at all, including the disposal of certain non-core assets and of certain assets and businesses required as part of the State Aid restructuring plan; regulatory or legal changes (including those requiring any restructuring of the Group’s operations) in the UK, the US and other countries in which the Group operates or a change in UK Government policy; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; resolution procedures under current and proposed resolution and recovery schemes which may result in various actions being taken in relation to any securities of the Group; organisational restructuring in response to legislative and regulatory proposals in the United Kingdom (UK), European Union (EU) and United States (US); the implementation of recommendations made by the Independent Commission on Banking and their potential implications and equivalent EU and US legislation; litigation, government and regulatory investigations including investigations relating to the setting of LIBOR and other interest rates; changes to the valuation of financial instruments recorded at fair value; impairments of goodwill; the ability of the Group to generate sufficient future taxable profits to recover certain deferred tax assets; general operational risks; the Group’s dependency on its information technology systems; employee misconduct; reputational risk; the ability of the Group to attract or retain senior management or other key employees; insurance claims; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

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

Business review

Description of business
Introduction
The Royal Bank of Scotland Group plc is the holding company of a large global banking and financial services group. Headquartered in Edinburgh, the Group operates in the United Kingdom, the United States and internationally through its principal subsidiaries, the Royal Bank and NatWest. Both the Royal Bank and NatWest are major UK clearing banks. In the United States, the Group's subsidiary RBS Citizens is a large commercial banking organisation. Globally, the Group has a diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers.

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

At 31 December 2012, HM Treasury’s holding in the company’s ordinary shares was 65.3% and its economic interest was 81.1%.

The Group had total assets of £1,312.3 billion and owners' equity of £68.1 billion at 31 December 2012. The Group's risk asset ratios at 31 December 2012, were a Total capital ratio of 14.5%, a Core Tier 1 capital ratio of 10.3% and a Tier 1 capital ratio of 12.4%.

Organisational structure and business overview
Organisational change
In January 2012, the Group announced changes to its wholesale banking operations in light of a changed market and regulatory environment. The changes saw the reorganisation of the Group’s wholesale businesses into ‘Markets’ and ‘International Banking’ and the exit from and downsizing of selected activities. The changes ensure the wholesale businesses continue to deliver against the Group’s strategy.

The changes include an exit from cash equities, corporate brokering, equity capital markets and mergers and acquisitions advisory businesses. Significant reductions in balance sheet, funding requirements and cost base in the remaining wholesale businesses will be implemented.

Global Banking & Markets (GBM) and Global Transaction Services (GTS) divisions have been reorganised as follows:

•
The ‘Markets’ business maintains its focus on fixed income, with strong positions in debt capital raising, securitisation, risk management, foreign exchange and rates. It will serve the corporate and institutional clients of all Group businesses.

•
GBM's corporate banking business has been combined with the international businesses of the GTS arm into a new ‘International Banking’ unit and provides clients with a 'one-stop shop' access to the Group’s debt financing, risk management and payments services. This international corporate business will be self-funded through its stable corporate deposit base.

•
The domestic small and mid-size corporates previously served by GTS are now managed within RBS's domestic corporate banking businesses in the UK, Ireland (Ulster Bank) and the US (US Retail & Commercial).

Our wholesale business retains its international footprint ensuring that it can serve our customers' needs globally. We believe that, despite current challenges to the sector, wholesale banking services can play a central role in supporting cross border trade and capital flows, financing requirements and risk management and we remain committed to this business.

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

International Banking serves the world’s largest companies with a leading client proposition focused on financing, transaction services and risk management. International Banking serves as the delivery channel for Markets products to corporate clients and serves international subsidiaries of both International Banking and clients from UK Corporate, Ulster Bank and US Retail & Commercial through its international network.

Ulster Bank is a leading retail and commercial bank in Northern Ireland and the Republic of Ireland. It provides a comprehensive range of financial services through both its Retail Banking division, which provides loan and deposit products through a network of branches and direct channels, and its Corporate Banking division, which provides services to businesses and corporate customers.

US Retail & Commercial provides financial services primarily through the Citizens and Charter One brands. US Retail & Commercial is engaged in retail and corporate banking activities through its branch network in 12 states in the United States and through non-branch offices in other states.

The divisions discussed above are collectively referred to as Retail & Commercial.

Business review continued

Markets is a leading origination, sales and trading business across debt finance, fixed income, currencies and investor products. The division offers a unified service to the Group’s corporate and institutional clients. The Markets’ sales and research teams build strong ongoing client partnerships, provide market perspective and access, and work with the division’s trading and structuring teams to meet the client’s objectives across financing, risk management, investment, securitisation and liquidity.

Direct Line Group is a retail general insurer with leading market positions in the United Kingdom, a strong presence in the direct motor channel in Italy and Germany and a focused position in UK SME commercial insurance. The Group operates under highly recognised brands such as Direct Line and Churchill and is comprised of five primary segments: motor, home, rescue and other personal lines, commercial and international.

In the UK, Direct Line Group utilises a multi-brand, multi-product and multi-distribution channel business model that covers most major customer segments for personal lines general insurance. The Group also has a focused presence in the commercial market. The Group occupies leading market positions in terms of in-force policies and has the most highly recognised brands in the UK for personal motor and home insurance including Direct Line and Churchill. Other primary Direct Line Group brands include Privilege and Green Flag; NIG, a provider of insurance solutions to UK SMEs and Direct Line For Business (“DL4B”), the Group’s direct commercial brand. The Group is also a major provider of insurance through a number of strategic partnerships. In Italy and Germany the Group operates under the Direct Line brand. It is planned for control of DLG to be ceded by the end of 2013.

Central Functions comprises Group and corporate functions, such as treasury, finance, risk management, legal, communications and human resources. The Centre manages the Group's capital resources and Group-wide regulatory projects and provides services to the operating divisions.

Non-Core division manages separately assets that the Group intends to run off or dispose of. The division contains a range of businesses and asset portfolios primarily from the legacy GBM businesses, higher risk profile asset portfolios including excess risk concentrations, and other illiquid portfolios. It also includes a number of other portfolios and businesses including regional markets businesses that the Group has concluded are no longer strategic.

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

Business divestments
To comply with the European Commission State aid requirements the Group agreed a series of restructuring measures to be implemented over a four year period from December 2009. These measures supplement the Strategic Plan previously announced by the Group. These include the divestment of Direct Line Insurance Group plc, the sale of 80.01% of the Group’s Global Merchant Services business (completed in 2010) and the sale of substantially all of the RBS Sempra Commodities joint venture business (largely completed in 2010), as well as the divestment of the RBS branch-based business in England and Wales and the NatWest branches in Scotland, along with the direct SME customers across the UK.

In 2010, the Group reached agreement with Santander UK plc (‘Santander’) on the sale of certain UK branch-based businesses broadly comprising the RBS branch-based business in England and Wales and the NatWest branch-based business in Scotland, along with certain SME and corporate activities across the UK. However, in October 2012, the Group announced that it had received notification of Santander’s decision to pull out of its agreed purchase of these businesses. Santander's decision followed extensive work by both parties to separate the businesses into a largely standalone form and to prepare the businesses, customers and staff for transfer. RBS is continuing to work to fulfil its obligations to divest these businesses.

Also in October 2012, the Group sold via an initial public offering 520.8 million ordinary shares in Direct Line Insurance Group plc, representing 34.7% of the total issued share capital. This is consistent with the European Commission’s requirement to cede control by the end of 2013 and complete full divestment from the Group by the end of 2014.

Recent developments
Liability Management Exercise
In January 2013, The Royal Bank of Scotland plc completed a cash tender offer for approximately £2 billion principal amount of certain US Dollar, Euro, Sterling, Swiss Franc and Singapore Dollar denominated senior unsecured securities.

Markets & International Banking Executive changes
On 6 February 2013, the Group announced that John Hourican, Chief Executive, Markets & International Banking, will leave the Group once he has completed a handover of his responsibilities. With effect from 1 March 2013, Suneel Kamlani and Peter Nielsen will be co-heads of the Markets division and John Owen will continue to lead the International Banking division and will all report directly to the Group Chief Executive.

Sale of Direct Line Insurance Group plc ordinary shares
On 13 March 2013, the Group announced a further sale of its stake in Direct Line Insurance Group plc. The further sale resulted in RBS selling 251.4 million shares, raising gross proceeds of £505 million. The Group now holds 48.5% of the issued ordinary share capital of Direct Line Insurance Group plc.

Executive director
Joe MacHale will step down from the Board on 4 May 2013.

Business review continued

Competition
The Group faces strong competition in all the markets it serves. Banks’ balance sheets have strengthened whilst loan demand remains subdued as many customers continue to delever and the UK economy has remained weak. Competition for retail deposits remains strong as institutions continue to target strong and diverse funding platforms for their balance sheets.

Competition for corporate and institutional customers in the UK and abroad is from UK banks and from large foreign universal banks that offer combined investment and commercial banking capabilities. In addition, the Group’s Markets division faces strong competition from dedicated investment banks. In asset finance, the Group competes with banks and specialist asset finance providers, both captive and non-captive. In European and Asian corporate and institutional banking markets the Group competes with the large domestic banks active in these markets and with the major international banks.

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

Direct Line Group competes in personal lines insurance and, to a more limited extent, in commercial insurance. There is strong competition from a range of insurance companies which now operate telephone and internet direct sales businesses. Competition in the UK motor market remains intense, and price comparison internet sites now play a major role in the marketplace. These sites have extended their scope to home insurance and other lines. Direct Line Group also competes with local insurance companies in the direct motor insurance markets in Italy and Germany.

In Ireland, Ulster Bank competes in retail and commercial banking with the major Irish banks and building societies, and with other UK and international banks and building societies active in the market. The challenging conditions in the Irish economy persist and many of the domestic Irish banks have required State support and are engaged in significant restructuring actions.

In the United States, RBS Citizens competes in the New England, Mid-Atlantic and Mid-West retail and mid-corporate banking markets with local and regional banks and other financial institutions. The Group also competes in the US in large corporate lending and specialised finance markets, and in fixed-income trading and sales. Competition is principally with the large US commercial and investment banks and international banks active in the US. The economic recovery in the US is proving weaker than expected and loan demand is weak in Citizens’ markets.

Business review continued

Risk factors
Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Risk and balance sheet management section of the Business review (pages 66 to 252). This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included on pages 459 to 471.

•
The Group’s businesses, earnings and financial condition have been and will continue to be negatively affected by global economic conditions, the instability in the global financial markets and increased competition and political risks including proposed referenda on Scottish independence and UK membership of the EU. Together with a perceived increased risk of default on the sovereign debt of certain European countries and unprecedented stresses on the financial system within the Eurozone, these factors have resulted in significant changes in market conditions including interest rates, foreign exchange rates, credit spreads, and other market factors and consequent changes in asset valuations.

•
The actual or perceived failure or worsening credit of the Group’s counterparties or borrowers and depressed asset valuations resulting from poor market conditions have adversely affected and could continue to adversely affect the Group.

•
The Group’s ability to meet its obligations’ including its funding commitments depends on the Group’s ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise could adversely affect the Group’s financial condition. Furthermore, the Group’s borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and the UK Government’s credit ratings.

•
The Group is subject to a number of regulatory initiatives which may adversely affect its business, including the UK Government’s implementation of the final recommendations of the Independent Commission on Banking’s final report on competition and possible structural reforms in the UK banking industry, the US Federal Reserve’s proposal for applying US capital, liquidity and enhanced prudential standards to certain of the Group’s US operations.

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

•
The Group’s ability to implement its Strategic Plan depends on the success of its efforts to refocus on its core strengths and its balance sheet reduction programme. As part of the Group’s Strategic Plan and implementation of the State Aid restructuring plan agreed with the European Commission and HM Treasury, the Group is undertaking an extensive restructuring which may adversely affect the Group’s business, results of operations and financial condition and give rise to increased operational risk.

•	The Group could fail to attract or retain senior management, which may include members of the Group Board, or other key employees, and it may suffer if it does not maintain good employee relations.

•	Operational and reputational risks are inherent in the Group’s businesses.

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

Business review continued

Key financials

for the year ended 31 December	2012 £m	2011 £m	2010 £m
Total income	17,941	24,651	26,622
Operating loss before tax	(5,165)	(1,190)	(154)
Loss attributable to ordinary and B shareholders	(5,971)	(1,997)	(1,125)
Cost:income ratio	99%	70%	66%
Basic and diluted loss from continuing operations per ordinary and B share (1)	(53.7p)	(21.3p)	(2.9p)

	at 31 December	2012 £m	2011 £m	2010 £m
	Funded balance sheet (2)	870,392	977,249	1,026,499
	Total assets	1,312,295	1,506,867	1,453,576
	Loans and advances to customers	500,135	515,606	555,260
	Deposits	622,684	611,759	609,483
	Owners' equity	68,130	74,819	75,132
Risk asset ratios	- Core Tier 1	10.3%	10.6%	10.7%
	- Tier 1	12.4%	13.0%	12.9%
	- Total	14.5%	13.8%	14.0%
Notes:
(1)	Prior year data have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares, which took effect in June 2012.
(2)	Funded balance sheet represents total assets less derivatives.

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

Business review continued

Summary consolidated income statement for the year ended 31 December 2012

	2012	2011	2010
	£m	£m	£m
Net interest income	11,402	12,303	13,782
Fees and commissions receivable	5,709	6,379	8,193
Fees and commissions payable	(834)	(962)	(1,892)
Other non-interest income	1,664	6,931	6,425
Insurance net premium income	—	—	114
Non-interest income	6,539	12,348	12,840
Total income	17,941	24,651	26,622
Operating expenses	(17,827)	(17,134)	(17,456)
Profit before insurance net claims and impairment losses	114	7,517	9,166
Insurance net claims	—	—	(85)
Impairment losses	(5,279)	(8,707)	(9,235)
Operating loss before tax	(5,165)	(1,190)	(154)
Tax charge	(469)	(1,127)	(703)
Loss from continuing operations	(5,634)	(2,317)	(857)
(Loss)/profit from discontinued operations, net of tax
- Direct Line Group	(184)	301	(176)
- Other	12	47	(633)
(Loss)/profit from discontinued operations, net of tax	(172)	348	(809)
Loss for the year	(5,806)	(1,969)	(1,666)
Non-controlling interests	123	(28)	665
Other owners’ dividends	(288)	—	(124)
Loss attributable to ordinary and B shareholders	(5,971)	(1,997)	(1,125)

Basic and diluted loss from continuing operations per ordinary and B share (1)	(53.7p)	(21.3p)	(2.9p)

Note:
(1)	Prior year data have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares, which took effect in June 2012.

Business review continued

Results summary
2012 compared with 2011
Operating loss before tax
Operating loss before tax for the year was £5,165 million compared with £1,190 million in 2011.

Total income
Total income decreased by 27% to £17,941 million in 2012, principally reflecting own credit adjustments partially offset by movements in the fair value of the Asset Protection Scheme (APS) and higher net gains on the redemption of own debt.

Net interest income
Net interest income declined by 7% to £11,402 million largely reflecting lower interest-earning asset balances. Group net interest margin (NIM) was up 3 basis points despite very low interest rates and strong deposit competition.

Non-interest income
Non-interest income decreased to £6,539 million from £12,348 million in 2011. This included movements in the fair value of the APS resulting in a £44 million charge (2011 - £906 million), net gain on redemption of own debt of £454 million (2011 - £255 million) and a loss on own credit adjustments of £4,649 million (2011 - £1,914 million gain). On a managed basis non-interest income decreased by £928 million in 2012 principally driven by lower net fees and commissions, largely due to weaker consumer spending volumes in the UK together with legislation changes in the US, and a fall in insurance net premium income, primarily due to lower written premiums in Direct Line Group.

The APS, which the Group exited from during the year, was accounted for as a credit derivative and movements in the fair value of the contract were recorded in income from trading activities. The APS fair value charge was £44 million in 2012 bringing the cumulative charge for the APS to £2.5 billion.

Liability management exercises undertaken by the Group during 2012 resulted in a net gain of £454 million (2011 - £255 million).

The continuing strengthening RBS’s credit profile resulted in a £4,649 million accounting charge in relation to own credit adjustments versus a gain of £1,914 million in 2011. This reflected a tightening of more than 340 basis points in the Group’s credit spreads over the year.

Operating expenses
Operating expenses increased to £17,827 million from £17,134 million in 2011. This included Payment protection Insurance (PPI) costs of £1,110 million (2011 - £850 million), Interest Rate Hedging Products redress and related costs of £700 million, regulatory fines of £381 million, integration and restructuring costs of £1,550 million compared with £1,059 million in 2011, bank levy of £175 million compared with £300 million in 2011 and write-down of goodwill and other intangible assets of £124 million, principally as a result of exits from selective countries and lower revenue projections by Markets. On a managed basis operating expenses fell by 6% to £14,619 million, with staff costs down 6% as headcount fell by 9,600 to 137,200. The decline in expenses was largely driven by Non-Core run-down and lower variable compensation (particularly in Markets), including variable compensation award reductions and clawbacks following the settlements reached with UK and US authorities in relation to attempts to manipulate LIBOR. The run-off of discontinued businesses in Markets and International Banking, following the restructuring announced in January 2012, and simplification of processes and headcount reduction in UK Retail also yielded cost benefits.

To reflect current experience of PPI complaints received, the Group increased its PPI provision by £1,110 million in 2012 compared with £850 million in 2011, bringing the cumulative charge taken to £2.2 billion, of which £1.3 billion (59%) in redress had been paid by 31 December 2012.

Following an industry-wide review conducted in conjunction with the Financial Services Authority, a charge of £700 million has been booked for redress in relation to certain interest-rate hedging products sold to small and medium-sized businesses classified as retail clients under FSA rules.

On 6 February 2013, RBS reached agreement with the Financial Services Authority, the US Department of Justice and the Commodity Futures Trading Commission in relation to the setting of LIBOR and other trading rates, including financial penalties of £381 million. The Group continues to co-operate with other bodies in this regard and expects it will incur some additional financial penalties.

Integration and restructuring costs of £1,550 million increased by £491 million versus £1,059 million in 2011, primarily driven by costs incurred in relation to the strategic restructuring of Markets and International Banking (M&IB) that took place during 2012.

The UK bank levy is based on the total chargeable equity and liabilities as reported in the balance sheet at the end of a chargeable period. The cost of the levy to the Group for 2012 was £175 million compared with £300 million in 2011.

Business review continued

Impairment losses
Impairment losses were £5,279 million, compared with £8,707 million in 2011, with Core impairments falling by £464 million and Non-Core by £1,696 million, mostly in the Ulster Bank and commercial real estate portfolios. There was also the non-repeat of the sovereign debt impairment in 2011. On a managed basis Impairment losses fell to £5,279 million from £7,439 million in 2011.

In 2011, the Group recorded an impairment loss of £1,099 million in respect of its AFS portfolio of Greek government debt. In 2012, the vast majority of this portfolio was exchanged for Greek sovereign debt and European Financial Stability Facility notes; the Greek sovereign debt received in the exchange was sold.

Risk elements in lending represented 9.1% of gross loans and advances to customers excluding reverse repos at 31 December 2012 (2011 - 8.6%).

Provision coverage of risk elements in lending was 52% (2011 - 49%).

Tax
The tax charge for 2012 was £469 million (2011 - £1,127 million). The high tax charge in the year reflects profits in high tax regimes (principally US) and losses in low tax regimes (principally Ireland), losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland), the reduction in the carrying value of deferred tax assets in Ireland in view of continuing losses, the reduction in the carrying value of deferred tax assets in Australia following the strategic changes to the Markets and International Banking businesses announced in January 2012 and the effect of the two reductions of 1% in the rate of UK corporation tax enacted in March 2012 and July 2012 on the net deferred tax balance.

Loss per share
Basic and diluted loss from continuing operations per ordinary and B share was 53.7p per share compared with 21.3p per share in 2011.

2011 compared with 2010
Operating loss before tax
Operating loss before tax for the year was £1,190 million compared with £154 million in 2010.

Total income
Total income decreased 7% to £24,651 million in 2011, principally reflecting own credit adjustments offset by lower net interest income, lower trading income in Markets and Non-Core, a fall in insurance net premium income, movements in the fair value of the APS and lower net gains on the redemption of own debt.

Net interest income
Net interest income fell 11% to £12,303 million largely driven by the run-off of balances and exit of higher margin, higher risk segments in Non-Core. Group NIM was 14 basis points lower, reflecting the cost of carrying a higher liquidity portfolio and by the impact of non-performing assets in the Non-Core division. However, R&C NIM was up 6 basis points, with strengthening asset margins in the first half of the year offsetting the impact of a competitive deposit market.

Non-interest income
Non-interest income decreased to £12,348 million from £12,840 million in 2010. This included movements in the fair value of the APS resulting in a £906 million charge (2010 - £1,550 million), gain on redemption of own debt of £255 million (2010 - £553 million) and a gain on movements in own credit adjustments of £1,914 million (2010 - £242 million gain). On a managed basis non-interest income decreased by £3,374 million in 2011 principally driven by lower trading income in Markets and Non-Core, and a fall in insurance net premium income. Volatile market conditions led to a reduction in Markets trading income, driven by the deterioration in global credit markets as sovereign difficulties in the eurozone grew. Non-Core trading losses increased by £690 million, reflecting costs incurred as part of the division’s focus on reducing capital trading assets.

A gain on the movement in own credit adjustments of £1,914 million was recorded in 2011 as Group credit spreads widened. This compares with a smaller gain of £242 million in 2010.

The APS is accounted for as a credit derivative and movements in the fair value of the contract were recorded in income from trading activities. The APS fair value charge was £906 million in 2011. The cumulative charge for the APS was £2,456 million as at 31 December 2011.

Business review continued

Operating expenses
Operating expenses decreased to £17,134 million (2010 - £17,456 million) of which integration and restructuring costs were £1,059 million compared with £1,032 million in 2010. On a managed basis operating expenses fell by 7% to £15,478 million, driven by cost savings achieved as a result of the cost reduction programme and Non-Core run-off, largely reflecting the disposal of RBS Sempra  and specific country exits. Staff costs fell 9% driven by lower Markets and International Banking variable compensation as a result of its decrease in revenues, and in Non-Core, given the impact of a 32% reduction in headcount and continues business disposals and country exits.

A charge of £850 million was booked in relation to PPI claims following the British Bankers’ Association decision, in May 2011, not to appeal the findings of the Judicial Review.

Integration and restructuring costs remained broadly flat at £1,059 million, reflecting significant Markets restructuring in 2011.

The Finance Act 2011 introduced an annual bank levy in the UK. The levy is based on the total chargeable equity and liabilities as reported in the balance sheet at the end of a chargeable period. The cost of the levy to the Group for 2011 was £300 million.

Insurance net claims
Insurance claims were £85 million lower in 2011, reflecting the dissolution of the Group’s bancassurance joint venture at the end of 2010.

Impairment losses
Impairment losses fell to £8,707 million from £9,235 million in 2010, with Core impairments falling by £260 million and Non-Core by £1,557 million, despite continuing challenges in Ulster Bank and corporate real estate portfolios. This was partially offset by impairments taken on the Group’s available-for-sale bond portfolio, as a result of the decline in the value of Greek sovereign bonds. On a managed basis impairment losses fell to £7,439 million from £9,256 million in 2010.

An impairment of £1,099 million was taken on the Group’s AFS bond portfolio in 2011 as a result of the decline in the value of Greek sovereign bonds. As of 31 December 2011, the bonds were marked at 21% of par value.

Risk elements in lending represented 8.6% of gross loans and advances to customers excluding reverse repos at 31 December 2011 (2010 - 7.3%).

Provision coverage of risk elements in lending was 49% (2010 - 47%).

Tax
The tax charge for 2011 was £1,127 million (2010 - £703 million). The high tax charge for the year reflects profits in high tax regimes (principally US) and losses in low tax regimes (principally Ireland), losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland and the Netherlands) and the effect of the two reductions of 1% in the rate of UK corporation tax enacted in March 2011 and July 2011 on the net deferred tax balance.

Loss per share
Basic and diluted loss from continuing operations per ordinary and B share was 21.3p per share compared with 2.9p per share in 2010.

Business review continued

Analysis of results
Net interest income
	2012	2011	2010
	£m	£m	£m
Interest receivable (1)	18,530	21,036	22,352
Interest payable	(7,128)	(8,733)	(8,570)
Net interest income	11,402	12,303	13,782

Yields, spreads and margins of the banking business	%	%	%
Gross yield on interest-earning assets of the banking business (2)	3.13	3.23	3.29
Cost of interest-bearing liabilities of the banking business	(1.55)	(1.68)	(1.47)
Interest spread of the banking business (3)	1.58	1.55	1.82
Benefit from interest-free funds	0.34	0.34	0.21
Net interest margin of the banking business (4)	1.92	1.89	2.03

Gross yield (2)
- Group	3.13	3.23	3.29
- UK	3.49	3.57	3.40
- Overseas	2.56	2.77	3.14
Interest spread (3)
- Group	1.58	1.55	1.82
- UK	1.84	1.82	1.99
- Overseas	1.25	1.22	1.58
Net interest margin (4)
- Group	1.92	1.89	2.03
- UK	2.04	2.04	2.17
- Overseas	1.74	1.69	1.84

The Royal Bank of Scotland plc base rate (average)	0.50	0.50	0.50
London inter-bank three month offered rates (average)
- Sterling	0.82	0.87	0.70
- Eurodollar	0.43	0.33	0.34
- Euro	0.53	1.36	0.75

Notes:
(1)	Interest income includes £565 million (2011 - £627 million; 2010 - £588 million) in respect of loan fees forming part of the effective interest rate of loans and receivables.
(2)	Gross yield is the interest earned on average interest-earning assets of the banking book.
(3)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.
(4)	Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.
(5)	The analysis into UK and overseas has been compiled on the basis of location of office.
(6)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(7)
Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

Business review continued

		2012			2011
		Average balance	Interest	Rate	Average balance	Interest	Rate
		£m	£m	%	£m	£m	%
Assets
Loans and advances to banks	- UK	33,656	248	0.74	29,852	277	0.93
	- Overseas	40,342	245	0.61	41,716	403	0.97
Loans and advances to customers	- UK	277,321	11,326	4.08	293,777	11,970	4.07
	- Overseas	151,692	4,862	3.21	171,938	5,857	3.41
Debt securities	- UK	49,872	1,015	2.04	55,074	1,258	2.28
	- Overseas	40,077	834	2.08	58,027	1,271	2.19
Interest-earning assets	- UK	360,849	12,589	3.49	378,703	13,505	3.57
	- Overseas	232,111	5,941	2.56	271,681	7,531	2.77
Total interest-earning assets	- banking business (1)	592,960	18,530	3.13	650,384	21,036	3.23
	- trading business (6)	240,131			278,975
Interest-earning assets		833,091			929,359
Non-interest-earning assets		597,281			605,796
Total assets		1,430,372			1,535,155

Percentage of assets applicable to overseas operations		37.8%			40.2%

Liabilities
Deposits by banks	- UK	18,276	196	1.07	17,224	242	1.41
	- Overseas	20,200	404	2.00	47,371	740	1.56
Customer accounts: demand deposits	- UK	121,252	643	0.53	112,777	666	0.59
	- Overseas	35,087	210	0.60	43,177	483	1.12
Customer accounts: savings deposits	- UK	84,972	1,479	1.74	76,719	1,177	1.53
	- Overseas	26,989	133	0.49	25,257	130	0.51
Customer accounts: other time deposits	- UK	35,848	522	1.46	39,672	481	1.21
	- Overseas	23,776	504	2.12	33,971	594	1.75
Debt securities in issue	- UK	60,709	1,681	2.77	108,406	2,606	2.40
	- Overseas	22,294	342	1.53	42,769	765	1.79
Subordinated liabilities	- UK	15,609	435	2.79	16,874	470	2.79
	- Overseas	5,461	380	6.96	5,677	270	4.76
Internal funding of trading business	- UK	(21,140)	264	(1.25)	(40,242)	149	(0.37)
	- Overseas	11,992	(65)	(0.54)	(8,783)	(40)	0.46
Interest-bearing liabilities	- UK	315,526	5,220	1.65	331,430	5,791	1.75
	- Overseas	145,799	1,908	1.31	189,439	2,942	1.55
Total interest-bearing liabilities	- banking business	461,325	7,128	1.55	520,869	8,733	1.68
	- trading business (6)	248,647			307,564
Interest-bearing liabilities		709,972			828,433
Non-interest-bearing liabilities:
Demand deposits	- UK	46,420			46,495
	- Overseas	27,900			19,909
Other liabilities (2)		572,820			565,279
Owners' equity		73,260			75,039
Total liabilities and owners' equity		1,430,372			1,535,155

Percentage of liabilities applicable to overseas operations		33.9%			37.1%

For the notes to this table refer to page 14.

Business review continued

Average balance sheet and related interest continued

		2010
		Average balance	Interest	Rate
		£m	£m	%
Assets
Loans and advances to banks	- UK	20,334	207	1.02
	- Overseas	30,031	368	1.23
Loans and advances to customers	- UK	309,764	11,818	3.82
	- Overseas	195,822	6,894	3.52
Debt securities	- UK	60,209	1,253	2.08
	- Overseas	62,671	1,812	2.89
Interest-earning assets	- UK	390,307	13,278	3.40
	- Overseas	288,524	9,074	3.14
Total interest-earning assets	- banking business (1)	678,831	22,352	3.29
	- trading business (6)	276,330
Interest-earning assets		955,161
Non-interest-earning assets		717,043
Total assets		1,672,204

Percentage of assets applicable to overseas operations		44.1%

Liabilities
Deposits by banks	- UK	21,816	334	1.53
	- Overseas	59,799	999	1.67
Customer accounts: demand deposits	- UK	121,186	624	0.51
	- Overseas	39,127	607	1.55
Customer accounts: savings deposits	- UK	68,142	935	1.37
	- Overseas	25,587	213	0.83
Customer accounts: other time deposits	- UK	39,934	431	1.08
	- Overseas	43,996	914	2.08
Debt securities in issue	- UK	111,277	2,212	1.99
	- Overseas	72,175	1,065	1.48
Subordinated liabilities	- UK	19,442	398	2.05
	- Overseas	8,714	19	0.22
Internal funding of trading business	- UK	(41,451)	(140)	0.34
	- Overseas	(6,864)	(41)	0.60
Interest-bearing liabilities	- UK	340,346	4,794	1.41
	- Overseas	242,534	3,776	1.56
Total interest-bearing liabilities	- banking business	582,880	8,570	1.47
	- trading business (6)	293,993
Interest-bearing liabilities		876,873
Non-interest-bearing liabilities:
Demand deposits	- UK	46,692
	- Overseas	23,994
Other liabilities (2)		647,739
Owners' equity		76,906
Total liabilities and owners' equity		1,672,204

Percentage of liabilities applicable to overseas operations		41.3%

For the notes to this table refer to page 14.

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

	2012 over 2011
	Increase/(decrease) due to changes in:
	Average volume	Average rate	Net change
	£m	£m	£m
Interest-earning assets
Loans and advances to banks
UK	32	(61)	(29)
Overseas	(13)	(145)	(158)
Loans and advances to customers
UK	(673)	29	(644)
Overseas	(664)	(331)	(995)
Debt securities
UK	(115)	(128)	(243)
Overseas	(376)	(61)	(437)
Total interest receivable of the banking business
UK	(756)	(160)	(916)
Overseas	(1,053)	(537)	(1,590)
	(1,809)	(697)	(2,506)

Interest-bearing liabilities
Deposits by banks
UK	(14)	60	46
Overseas	505	(169)	336
Customer accounts: demand deposits
UK	(48)	71	23
Overseas	78	195	273
Customer accounts: savings deposits
UK	(133)	(169)	(302)
Overseas	(8)	5	(3)
Customer accounts: other time deposits
UK	50	(91)	(41)
Overseas	200	(110)	90
Debt securities in issue
UK	1,279	(354)	925
Overseas	325	98	423
Subordinated liabilities
UK	35	—	35
Overseas	11	(121)	(110)
Internal funding of trading business
UK	99	(214)	(115)
Overseas	13	12	25
Total interest payable of the banking business
UK	1,268	(697)	571
Overseas	1,124	(90)	1,034
	2,392	(787)	1,605

Movement in net interest income
UK	512	(857)	(345)
Overseas	71	(627)	(556)
	583	(1,484)	(901)

Business review continued

Analysis of change in net interest income - volume and rate analysis continued

	2011 over 2010
	Increase/(decrease) due to changes in:
	Average volume	Average rate	Net change
	£m	£m	£m
Interest-earning assets
Loans and advances to banks
UK	90	(20)	70
Overseas	124	(89)	35
Loans and advances to customers
UK	(616)	768	152
Overseas	(825)	(212)	(1,037)
Debt securities
UK	(111)	116	5
Overseas	(127)	(414)	(541)
Total interest receivable of the banking business
UK	(637)	864	227
Overseas	(828)	(715)	(1,543)
	(1,465)	149	(1,316)

Interest-bearing liabilities
Deposits by banks
UK	67	25	92
Overseas	197	62	259
Customer accounts: demand deposits
UK	47	(89)	(42)
Overseas	(58)	182	124
Customer accounts: savings deposits
UK	(126)	(116)	(242)
Overseas	3	80	83
Customer accounts: other time deposits
UK	3	(53)	(50)
Overseas	189	131	320
Debt securities in issue
UK	58	(452)	(394)
Overseas	494	(194)	300
Subordinated liabilities
UK	58	(130)	(72)
Overseas	9	(260)	(251)
Internal funding of trading business
UK	(4)	(285)	(289)
Overseas	10	(11)	(1)
Total interest payable of the banking business
UK	103	(1,100)	(997)
Overseas	844	(10)	834
	947	(1,110)	(163)

Movement in net interest income
UK	(534)	(236)	(770)
Overseas	16	(725)	(709)
	(518)	(961)	(1,479)

Business review continued

Non-interest income
The following tables reconcile the managed basis results (a non-GAAP financial measure) to the statutory basis results.

	2012	2011	2010
	£m	£m	£m
Fees and commissions receivable
- managed basis	5,715	6,384	8,194
- Direct Line Group discontinued operations	(6)	(5)	—
- RFS Holdings minority interest	—	—	(1)
Statutory basis	5,709	6,379	8,193

Fees and commissions payable
- managed basis	(1,269)	(1,460)	(2,211)
- Direct Line Group discontinued operations	436	498	319
- RFS Holdings minority interest	(1)	—	—
Statutory basis	(834)	(962)	(1,892)

Income from trading activities
- managed basis	3,531	3,313	6,070
- own credit adjustments	(1,813)	293	(7)
- Asset Protection Scheme	(44)	(906)	(1,550)
- Direct Line Group discontinued operations	2	—	—
- RFS Holdings minority interest	(1)	1	4
Statutory basis	1,675	2,701	4,517

Gain on redemption of own debt - statutory basis	454	255	553

Other operating income
- managed basis	2,397	2,527	1,213
- own credit adjustments	(2,836)	1,621	249
- integration and restructuring costs	—	78	—
- strategic disposals	113	(104)	171
- Direct Line Group discontinued operations	(138)	(147)	(124)
- RFS Holdings minority interest	(1)	—	(154)
Statutory basis	(465)	3,975	1,355

Non-interest income (excluding insurance net premium income)	6,539	12,348	12,726
Insurance net premium income
- managed basis	3,718	4,256	5,128
- Direct Line Group discontinued operations	(3,718)	(4,256)	(5,014)
Statutory basis	—	—	114

Total non-interest income - managed basis	14,092	15,020	18,394

Total non-interest income - statutory basis	6,539	12,348	12,840

Business review continued

Non-interest income continued
2012 compared with 2011
Non-interest income was down 47% at £6,539 million primarily due to the accounting charge for improved own credit of £4,649 million compared with a credit of £1,914 million in 2011, partially offset by a lower fair value charge of £44 million compared with £906 million in 2011 on the APS. On a managed basis non-interest income was down 6% at £14,092 million with higher profits on available-for-sale bond disposals in Group Treasury more than offset by a 10% decline in fees and commissions, largely due to a decline in UK Retail fees as a result of weaker consumer spending volumes, and lower insurance net premium income.

The APS, which the Group exited in October 2012, was accounted for as a credit derivative and movements in the fair value of the contract were recorded in income from trading activities. The APS fair value charge was £44 million in 2012 versus £906 million in 2011, bringing the cumulative charge for the APS to £2.5 billion.

Liability management exercises undertaken by the Group during 2012 resulted in a net gain of £454 million (2011 - £255 million).

Net fees and commissions fell by 10% largely due to a decline in UK Retail fees, as a result of weaker consumer spending volumes, and in Markets, primarily due to the run-off in the cash equity business.

Markets trading income was sustained, despite the significant reduction in trading assets following its restructuring early in 2012.

The decrease in other operating income predominantly reflected own credit adjustments and the disposal of RBS Aviation Capital in June 2012, which resulted in lower rental income in Non-Core partially offset by a lower fair value charge on the APS.

The continuing strengthening of RBS’s credit profile resulted in a £4,649 million accounting charge in relation to own credit adjustment versus a gain of £1,914 million in 2011. This reflected a tightening of more than 340 basis points in the Group’s cash market credit spreads over the year.

2011 compared with 2010
Non-interest income decreased by £492 million in 2011 principally driven by lower trading income in Markets and Non-Core, partially offset by a higher gain on movements in own credit adjustments. On a managed basis non-interest income decreased by £3,374 million in 2011 principally driven by lower trading income in Markets and Non-Core and a fall in insurance net premium income.

A gain on the movement in own credit adjustments of £1,914 million was recorded in 2011 as Group credit spreads widened. This compares with a smaller gain of £242 million in 2010.

The APS is accounted for as a credit derivative and movements in the fair value of the contract were recorded in income from trading activities. The APS fair value charge was £906 million in 2011. The cumulative charge for the APS was £2,456 million as at 31 December 2011.

In 2011, the Group redeemed certain mortgage backed debt securities in exchange for cash, resulting in gains totalling £255 million. This compared with a gain of £553 million in 2010 on a liability management exercise to redeem a number of Tier 1 and upper Tier 2 securities.

A charge of £850 million was booked in relation to PPI claims following the British Bankers’ Association decision, in May 2011, not to appeal the findings of the Judicial Review.

Volatile market conditions led to a reduction in Markets trading income, driven by the deterioration in global credit markets as sovereign difficulties in the eurozone grew.

Non-Core trading losses increased by £690 million, reflecting costs incurred as part of the division’s focus on reducing capital trading assets, with activity including the restructuring of monoline exposures, which mitigated both significant immediate and future regulatory uplifts in risk-weighted assets.

On a statutory basis insurance net premium income was reclassified to discontinued operations. On a managed basis insurance net premium income fell by 17% largely driven by Direct Line Group’s exit from certain business segments, along with reduced volumes driven by the de-risking of the motor book. Insurance net premium income in Non-Core also decreased as legacy policies ran-off.

2010 results included £482 million of income recorded for GMS prior to its disposal in November 2010.

Business review continued

Operating expenses and insurance claims
The following tables reconcile the managed basis results (a non-GAAP financial measure) to the statutory basis results.

	2012	2011	2010
	£m	£m	£m
Staff costs
- managed basis	7,639	8,163	8,956
- integration and restructuring costs	885	489	614
- bonus tax	—	27	99
- Direct Line Group discontinued operations	(447)	(322)	(292)
- RFS Holdings minority interest	(1)	(1)	2
Statutory basis	8,076	8,356	9,379

Premises and equipment
- managed basis	2,198	2,278	2,276
- integration and restructuring costs	152	173	126
- Direct Line Group discontinued operations	(118)	(28)	(22)
- RFS Holdings minority interest	—	—	—
Statutory basis	2,232	2,423	2,380

Other administrative expenses
- managed basis	3,248	3,395	3,716
- Payment Protection Insurance costs	1,110	850	—
- Interest Rate Hedging Products redress and related costs	700	—	—
- regulatory fines	381	—	—
- integration and restructuring costs	371	386	272
- bank levy	175	300	—
- Direct Line Group discontinued operations	(395)	(495)	(424)
- RFS Holdings minority interest	3	—	7
Statutory basis	5,593	4,436	3,571

Administrative expenses	15,901	15,215	15,330

Depreciation and amortisation
- managed basis	1,534	1,642	1,762
- Direct Line Group discontinued operations	(52)	(36)	(25)
- amortisation of purchased intangible assets	178	222	369
- integration and restructuring costs	142	11	20
- RFS Holdings minority interest	—	—	(1)
Statutory basis	1,802	1,839	2,125

Write-down of goodwill and other intangible assets - statutory basis	124	80	1
Operating expenses	17,827	17,134	17,456

Insurance net claims
- managed basis	2,427	2,968	4,783
- Direct Line Group discontinued operations	(2,427)	(2,968)	(4,698)
Statutory basis	—	—	85

Staff costs as a percentage of total income	45%	34%	35%

Business review continued

2012 compared with 2011
Operating expenses increased by £693 million, or 4% primarily due to charges resulting from legacy conduct issues partially offset by Non-Core run-down and run-off of exited businesses in Markets and International Banking, following the restructuring announced in January 2012. Simplification of processes and headcount reduction in UK Retail also yielded cost benefits. On a managed basis operating expenses fell by £859 million, or 6%, with staff costs also down 6% (but broadly stable as a percentage of total income) as headcount fell by 9,600 to 137,200. The decline in expenses was largely driven by Non-Core run-down and lower variable compensation (particularly in Markets), including bonus award reductions and clawbacks following the settlements reached with UK and US authorities in relation to attempted LIBOR manipulation.

Staff expenses were cut by 3%. On a managed basis staff costs were down 6%, as headcount fell by 9,600 to 137,200.

To reflect current experience of PPI complaints received, RBS increased its PPI provision by £1,110 million in 2012, bringing the cumulative charge taken to £2.2 billion, of which £1.3 billion in redress had been paid by 31 December 2012.

On 31 January 2013, the Financial Services Authority announced the findings of its industry-wide review of the sale of Interest Rate Hedging Products to some small and medium-sized businesses that were classified as retail clients under FSA rules. As a result, RBS provided £700 million in 2012 to meet the costs of redress.

On 6 February 2013, RBS reached agreement with the Financial Services Authority, the US Department of Justice and the Commodity Futures Trading Commission in relation to the setting of LIBOR and other trading rates, including financial penalties of £381 million. The Group continues to co-operate with other bodies in this regard and expects it will incur some additional financial penalties.

2011 compared with 2010
Group expenses fell by 2% in 2011, driven by cost savings achieved as a result of the cost reduction programme and Non-Core run-off, largely reflecting the disposal of RBS Sempra and specific country exits, partially offset by PPI costs. On a managed basis Group expenses were 7% lower in 2011, driven by cost savings achieved as a result of the cost reduction programme and Non-Core run-off, largely reflecting the disposal of RBS Sempra and specific country exits.

Staff costs fell 11%, driven by lower Markets and International Banking discretionary compensation as a result of its decrease in revenues, and in Non-Core, given the impact of a 32% reduction in headcount and continued business disposals and country exits. On a managed basis staff costs fell 9%.

In May 2011, following the decision of the British Bankers’ Association not to appeal the judgement of the judicial review, the Group recorded a provision of £850 million in respect of the costs of PPI redress.

The Group’s cost reduction programme delivered cost savings with an underlying run rate of over £3 billion by the end of 2011.

Integration costs
	2012	2011	2010
	£m	£m	£m
Staff costs	—	38	210
Premises and equipment	(2)	6	3
Other administrative expenses	2	51	143
Depreciation and amortisation	—	11	20
	—	106	376
Note:
(1)	Integration costs in 2011 excluded a £2 million charge included within net interest income and a loss of £3 million within other operating income in respect of integration activities.

2012 compared with 2011
Integration costs were nil compared with £106 million in 2011. Integration costs decreased primarily due to a reduction of RBS N.V. (formerly ABN AMRO) integration activity during the year.

2011 compared with 2010
Integration costs were £106 million compared with £376 million in 2010. Integration costs decreased primarily due to a reduction of RBS N.V. (formerly ABN AMRO) integration activity during the year.

Accruals in relation to integration costs are set out below.
	At 1 January 2012	(Credit)/charge to income statement - continuing operations	Utilised during the year	At 31 December 2012
	£m	£m	£m	£m
Premises and equipment	11	(2)	—	9
Other administrative expenses	3	2	—	5
	14	—	—	14

Business review continued

Restructuring costs

	2012 (managed)	Discontinued operations	Continuing operations (statutory)	2011 (managed)	Discontinued operations	Continuing operations (statutory)	2010 (managed)	Discontinued operations	Continuing operations (statutory)
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Staff costs	737	(37)	700	356	(14)	342	353	(12)	341
Premises and equipment	145	(4)	141	156	(1)	155	117	—	117
Other administrative expenses	270	(9)	261	276	(8)	268	104	(8)	96
Depreciation and amortisation	142	—	142	—	—	—	—	—	—
	1,294	(50)	1,244	788	(23)	765	574	(20)	554

2012 compared with 2011
Restructuring costs were £1,244 million compared with £765 million in 2011. The increase was primarily driven by costs incurred in relation to the strategic restructuring of Markets and International Banking announced in January 2012. On a managed basis restructuring costs were £1,294 million compared with £788 million in 2011.

2011 compared with 2010
Restructuring costs were £765 million compared with £554 million in 2010. The increase is due to the number of Group restructuring projects increasing during the year. On a managed basis restructuring costs were £788 million compared with £574 million in 2010.

Accruals in relation to restructuring costs are set out below.
	At 1 January 2012	Currency translation adjustments	Charge to income statement - continuing operations	Charge to income statement - discontinued operations	Utilised during the year	Transfer to disposal groups	At 31 December 2012
	£m	£m	£m	£m	£m	£m	£m
Staff costs - redundancy	126	5	626	37	(336)	(24)	434
Staff costs - other	40	—	74	—	(3)	—	111
Premises and equipment	166	—	141	4	(22)	—	289
Other administrative expenses	110	(2)	261	9	(107)	(7)	264
Depreciation and amortisation	—	—	142	—	(142)	—	—
	442	3	1,244	50	(641)	(31)	1,067

Divestment costs
	2012 (managed)	Discontinued operations	Continuing operations (statutory)	2011 (managed)	Discontinued operations	Continuing operations (statutory)	2010 (managed)	Discontinued operations	Continuing operations (statutory)
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Staff costs	148	(37)	111	95	(11)	84	51	—	51
Premises and equipment	9	(11)	(2)	11	—	11	6	—	6
Other administrative expenses	99	(37)	62	59	(9)	50	25	—	25
	256	(85)	171	165	(20)	145	82	—	82

2012 compared with 2011
Divestment costs were £171 million compared with £145 million in 2011 as the preparation for the European Commission mandated divestments continued throughout 2012. On a managed basis divestment costs were £256 million compared with £165 million in 2011.

 2011 compared with 2010
Divestment costs of £145 million compared with £82 million in 2010 related to the European Commission mandated divestments. On a managed basis divestment costs were £165 million in 2011 compared wtih £82 million in 2010.

Accruals in relation to divestment costs are set out below.
	At 1 January 2012	Charge/(credit) to income statement - continuing operations	Charge to income statement - discontinued operations	Utilised during the year	Transfer to disposal groups	At 31 December 2012
	£m	£m	£m	£m	£m	£m
Staff costs - redundancy	45	47	37	(41)	(1)	87
Staff costs - other	1	64	—	(19)	—	46
Premises and equipment	—	(2)	11	(9)	—	—
Other administrative expenses	21	62	37	(43)	(4)	73
	67	171	85	(112)	(5)	206

Business review continued

Impairment losses
The following tables reconcile the managed basis results (a non-GAAP financial measure) to the statutory basis results.

	2012	2011	2010
	£m	£m	£m
New impairment losses	5,620	9,234	9,646
Less: recoveries of amounts previously written-off	(341)	(527)	(411)
Charge to income statement	5,279	8,707	9,235

Comprising:
Loan impairment losses	5,315	7,241	9,144
Securities
- managed basis	(36)	198	112
- sovereign debt impairment	—	1,099	—
- interest rate hedge adjustments on impaired available-for-sale sovereign debt	—	169	—
Direct Line Group discontinued operations	—	—	(21)
Statutory basis	(36)	1,466	91

Charge to income statement	5,279	8,707	9,235

2012 compared with 2011
Total impairment losses fell by £3,428 million, or 39%, to £5,279 million. Within this, loan impairment losses declined by £1,926 million to £5,315 million, primarily driven by a £1,518 million fall in Non-Core impairments, mostly in the Ulster Bank and commercial real estate portfolios.

Core loan impairments were down £408 million, or 12%, largely due to lower default rates in UK Retail and an improved credit environment for US Retail & Commercial, which helped drive impairment reductions of £259 million and £165 million respectively. Core Ulster Bank impairments stabilised, though still at a very high level (£1,364 million in 2012 versus £1,384 million in 2011).

Loan impairments as a percentage of gross loans and advances improved by 30 basis points, principally reflecting the improved credit profile in Non-Core and the better US credit environment.

Loan impairment provisions rose to £21.3 billion, increasing coverage of risk elements in lending to 52%, compared with 49% in 2011.

2011 compared with 2010
Impairment losses decreased by 6% compared with 2010, driven largely by a £1,569 million reduction in Non-Core loan impairments, despite continuing challenges in Ulster Bank and corporate real estate portfolios. This was partially offset by impairments taken on the Group’s available-for-sale bond portfolio, as a result of the decline in the value of Greek sovereign bonds. On a managed basis impairment losses decreased by 20% compared to 2010.

Retail & Commercial impairment losses fell by £227 million, driven by improving credit metrics in UK Retail and US Retail & Commercial partially offset by increases in Ulster Bank, largely reflecting a deterioration in credit metrics on the mortgage portfolio, and a single name provision in International Banking.

Total Core and Non-Core Ulster Bank impairment losses decreased by 4%, as the £223 million increase in Core Ulster Bank losses was more than offset by a decrease in losses recognised in Non-Core.

The Group held Greek government bonds with a notional amount of £1.45 billion. As a result of Greece’s continuing fiscal difficulties, the Group recorded impairment charges on these bonds totalling £1,099 million during the year. These charges were recorded to write the bonds down to their market price as at 31 December 2011 (c.21% of notional).

Business review continued

Tax

	2012	2011	2010
	£m	£m	£m
Tax charge	(469)	(1,127)	(703)

	%	%	%
UK corporation tax rate	24.5	26.5	28.0
Effective tax rate	nm	nm	nm

nm = not meaningful

The actual tax charge differs from the expected tax credit computed by applying the standard rate of UK corporation tax as follows:

	2012	2011	2010
	£m	£m	£m
Expected tax credit	1,265	315	44
Sovereign debt impairment where no deferred tax asset recognised	—	(275)	—
Other losses in year where no deferred tax asset recognised	(511)	(530)	(450)
Foreign profits taxed at other rates	(383)	(417)	(517)
UK tax rate change impact	(149)	(112)	(83)
Unrecognised timing differences	59	(20)	11
Non-deductible goodwill impairment	—	(24)	(3)
Items not allowed for tax
- losses on disposals and write-downs	(49)	(72)	(311)
- UK bank levy	(43)	(80)	—
- regulatory fines	(93)	—	—
- employee share schemes	(9)	(113)	(32)
- other disallowable items	(246)	(258)	(296)
Non-taxable items
- gain on sale of RBS Aviation Capital	26	—	—
- gain on sale of Global Merchant Services	—	12	221
- gain on redemption of own debt	—	—	11
- other non-taxable items	104	242	341
Taxable foreign exchange movements	(1)	4	4
Losses brought forward and utilised	2	2	2
Reduction in carrying value of deferred tax asset in respect of losses in
- Australia	(191)	—	—
- Ireland	(203)	—	—
Adjustments in respect of prior years	(47)	199	355
Actual tax charge	(469)	(1,127)	(703)

2012 compared with 2011
The high tax charge in 2012 reflects profits in high tax regimes (principally US) and losses in low tax regimes (principally Ireland), losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland), the reduction in the carrying value of deferred tax assets in Ireland in view of continuing losses, the reduction in the carrying value of deferred tax assets in Australia following the strategic changes to the Markets and International Banking businesses announced in January 2012, and the effect of the two reductions of 1% in the rate of UK corporation tax enacted in March 2012 and July 2012 on the net deferred tax balance.

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

Business review continued

Divisional performance

Operating profit/(loss) by division	2012	2011	2010
	£m	£m	£m
UK Retail	1,891	2,021	1,348
UK Corporate	1,796	1,924	1,893
Wealth	253	248	283
International Banking	594	755	1,311
Ulster Bank	(1,040)	(984)	(683)
US Retail & Commercial	754	537	349
Retail & Commercial	4,248	4,501	4,501
Markets	1,509	899	2,724
Direct Line Group	441	454	(295)
Central items	143	191	630
Core	6,341	6,045	7,560
Non-Core	(2,879)	(4,221)	(5,715)
Managed basis	3,462	1,824	1,845
Reconciling items
Own credit adjustments	(4,649)	1,914	242
Asset Protection Scheme	(44)	(906)	(1,550)
Payment Protection Insurance costs	(1,110)	(850)	—
Interest Rate Hedging Products redress and related costs	(700)	—	—
Regulatory fines	(381)	—	—
Sovereign debt impairment	—	(1,099)	—
Interest rate hedge adjustments on impaired available-for-sale sovereign debt	—	(169)	—
Amortisation of purchased intangible assets	(178)	(222)	(369)
Integration and restructuring costs	(1,550)	(1,064)	(1,032)
Gain on redemption of own debt	454	255	553
Strategic disposals	113	(104)	171
Bank levy	(175)	(300)	—
Bonus tax	—	(27)	(99)
Write-down of goodwill and other intangible assets	(518)	(11)	(10)
RFS Holdings minority interest	(20)	(7)	(150)
Operating loss including the results of Direct Line Group discontinued operations	(5,296)	(766)	(399)
Direct Line Group discontinued operations*	131	(424)	245
Group	(5,165)	(1,190)	(154)

* Included within Direct Line Group discontinued operations are the managed basis divisional results of Direct Line Group (DLG), certain DLG related activities in Central items and Non-Core, and related one-off and other items including write-down of goodwill, integration and restructuring costs and strategic disposals.

Business review continued

Impairment losses/(recoveries) by division	2012 £m	2011 £m	2010 £m
UK Retail	529	788	1,160
UK Corporate	838	793	767
Wealth	46	25	18
International Banking	111	168	86
Ulster Bank	1,364	1,384	1,161
US Retail & Commercial	91	326	519
Retail & Commercial	2,979	3,484	3,711
Markets	37	38	65
Central items	40	(2)	4
Core	3,056	3,520	3,780
Non-Core	2,223	3,919	5,476
Managed basis	5,279	7,439	9,256
Reconciling items
Sovereign debt impairment	—	1,099	—
Interest rate hedge adjustments on impaired available-for-sale sovereign debt	—	169	—
Group	5,279	8,707	9,256

Net interest margin by division	2012%	2011%	2010%
UK Retail	3.58	3.95	3.89
UK Corporate	3.06	3.06	2.89
Wealth	3.73	3.23	3.26
International Banking	1.64	1.73	1.92
Ulster Bank	1.88	1.87	2.03
US Retail & Commercial	3.00	3.06	2.82
Retail & Commercial	2.92	2.97	2.91
Non-Core	0.31	0.63	1.02

Group net interest margin	1.92	1.89	2.03

Risk-weighted assets by division	2012 £bn	2011 £bn	2010 £bn
UK Retail	45.7	48.4	48.8
UK Corporate	86.3	79.3	84.2
Wealth	12.3	12.9	12.5
International Banking	51.9	43.2	51.7
Ulster Bank	36.1	36.3	31.6
US Retail & Commercial	56.5	59.3	57.4
Retail & Commercial	288.8	279.4	286.2
Markets	101.3	120.3	110.3
Other	5.8	12.0	18.0
Core	395.9	411.7	414.5
Non-Core	60.4	93.3	153.7
Group before benefit of Asset Protection Scheme	456.3	505.0	568.2
Benefit of Asset Protection Scheme	—	(69.1)	(105.6)
Group before RFS Holdings minority interest	456.3	435.9	462.6
RFS Holdings minority interest	3.3	3.1	2.9
Group	459.6	439.0	465.5

Divisional performance continued
Employee numbers at 31 December
(full time equivalents rounded to the nearest hundred)

	2012	2011	2010
UK Retail	26,000	27,700	28,200
UK Corporate	13,300	13,600	13,200
Wealth	5,300	5,700	5,200
International Banking	4,400	5,400	5,300
Ulster Bank	4,500	4,200	4,200
US Retail & Commercial	14,700	15,400	15,900
Retail & Commercial	68,200	72,000	72,000
Markets	11,200	13,900	15,700
Direct Line Group	14,200	14,900	14,500
Central items	6,800	6,200	4,700
Core	100,400	107,000	106,900
Non-Core	3,100	4,700	6,900
	103,500	111,700	113,800
Business Services	33,200	34,000	34,400
Integration and restructuring	500	1,100	300
Group	137,200	146,800	148,500

Business review continued

UK Retail
	2012	2011	2010
	£m	£m	£m
Net interest income	3,990	4,302	4,054
Net fees and commissions	884	1,066	1,100
Other non-interest income	95	140	322
Non-interest income	979	1,206	1,422
Total income	4,969	5,508	5,476
Direct expenses
- staff	(800)	(839)	(889)
- other	(372)	(437)	(480)
Indirect expenses	(1,377)	(1,423)	(1,514)
	(2,549)	(2,699)	(2,883)
Profit before impairment losses and insurance net claims	2,420	2,809	2,593
Insurance net claims	—	—	(85)
Impairment losses	(529)	(788)	(1,160)
Operating profit	1,891	2,021	1,348

Analysis of income by product
Personal advances	916	1,089	993
Personal deposits	661	961	1,102
Mortgages	2,367	2,277	1,984
Cards	863	950	962
Other, including bancassurance in 2010	162	231	435
Total income	4,969	5,508	5,476

Analysis of impairments by sector
Mortgages	92	182	177
Personal	307	437	682
Cards	130	169	301
Total impairment losses	529	788	1,160

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.1%	0.2%	0.2%
Personal	3.5%	4.3%	5.8%
Cards	2.3%	3.0%	4.9%
Total	0.5%	0.7%	1.1%

Performance ratios
Return on equity (1)	24.4%	24.5%	16.3%
Net interest margin	3.58%	3.95%	3.89%
Cost:income ratio	51%	49%	53%

Business review continued

UK Retail continued

	2012 £bn	2011 £bn	2010 £bn
Capital and balance sheet
Loans and advances to customers (gross) (2)
- mortgages	99.1	95.0	90.6
- personal	8.8	10.1	11.7
- cards	5.7	5.7	6.1
	113.6	110.8	108.4
Loan impairment provisions	(2.6)	(2.7)	(2.7)
Net loans and advances to customers	111.0	108.1	105.7

Risk elements in lending (2)	4.6	4.6	4.6
Provision coverage (3)	58%	58%	59%

Customer deposits (2)	107.6	101.9	96.1
Assets under management (excluding deposits)	6.0	5.5	5.7
Loan:deposit ratio (excluding repos)	103%	106%	110%
Risk-weighted assets	45.7	48.4	48.8

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)
Includes businesses outlined for disposal: gross loans and advances to customers £7.6 billion (2011 - £7.3 billion; 2010 - £6.8 billion), risk elements in lending £0.5 billion (2011 and 2010 - £0.5 billion) and customer deposits £8.5 billion (2011 - £8.8 billion; 2010 - £9.0 billion).

(3)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.

Over the last four years UK Retail has undertaken stretching initiatives and undergone significant change in order to meet its goal to consistently improve the service it offers to its customers. Highlights in 2012 include:

•	Continued progress on the RBS and NatWest Customer Charter commitments supporting our goal of becoming Britain’s most helpful retail bank;

•
Providing more than £500 million of cheaper mortgages through the Government’s Funding for Lending Scheme (FLS), launched at the end of June 2012 and opened for drawings in August 2012, which represents 14% of all completions in the last quarter of 2012;

•
Seeking and responding to customer feedback to enhance the retail mobile banking app which is used by more than two million customers to manage their money and complete over one million transactions every week;

•
Increasing online banking webchat functionality to allow customers real-time access to an advisor, direct from their computer, who can answer queries and action basic account services 24 hours a day; and

•
Continued to invest in simplifying processes to make it easier for customers to bank with us, including introducing more than 200 cash deposit machines and ATMs to further reduce queuing times in branches.

However, the business has also had setbacks in the year. Customers suffered from disruptions to payment systems in June. Throughout this time UK Retail staff worked tirelessly to deal quickly with the issues and provide full redress and compensation to customers affected. In addition, the provision relating to historic Payment Protection Insurance (PPI) mis-selling was increased by £1.1 billion in 2012, bringing total PPI expense to date to £2.2 billion. This expense is not included in operating profit. With the new UK conduct regulator examining many products and services along with associated disclosures and sales practices, there are likely to be further impacts to business practices and potential additional costs of redress. The business is actively working to ensure its products set and sales practices are appropriate.

Ross McEwan joined UK Retail as its new Chief Executive in September 2012 and spent considerable time engaging with customers and employees around the country and reviewing business processes and performance. With his management team, he has developed a range of initiatives, building upon existing efforts, which focus on simplifying processes and providing a better experience for all customers. Ultimately, with a lot of hard work, the goal is to be the best retail bank in the UK.

Business review continued

2012 compared with 2011
Operating profit fell by 6% as a 10% decline in income was only partly offset by lower costs, down 6%, and improved impairment losses, down 33%.

Mortgage balances grew by £4.1 billion with the share of new business at 10%, ahead of our stock level of 8%. Growth as a result of FLS was starting to appear by the end of the year as mortgage applications moved through the pipeline to completion. Deposit growth of 6% was in line with the market and drove a 300 basis point improvement in the loan:deposit ratio to 103%.

Net interest income was down 7% due to weaker deposit margins and reduction in unsecured balances, partly offset by mortgage growth. Unsecured balances now represent 13% of total loans and advances to customers compared with 23% in 2008, following realignment of risk appetite and strong mortgage growth. Net interest margin declined as a result of lower rates on current account hedges and increased competition on savings rates in the early part of the year, partly offset by widening asset margins.

Non-interest income was 19% lower mainly due to:
•	lower unauthorised overdraft fees as we continue to help customers manage their finances by providing mobile text alerts and further improving mobile banking functionality;

•	weak consumer confidence lowering spending and associated fees on cards; and

•	lower investment income as a result of weak customer demand and less advisor availability due to restructuring and retraining in preparation for regulatory changes in 2013.

Costs were down £150 million, 6%, driven by the ongoing simplification of processes across the business, lower headcount and lower FSCS levy.

Impairment losses were £259 million or 33% lower, reflecting the continued benefit of risk appetite tightening in prior years and also a smaller unsecured loan book. Impairments as a percentage of loans and advances were 50 basis points versus 70 basis points in 2011.

Risk-weighted assets continued to improve over the year as the portfolio mix adjusted, with increases in lower-risk secured mortgages, decreases in unsecured lending and further quality improvements across the book.

2011 compared with 2010
UK Retail delivered strong full year results, as operating profit increased by £673 million to £2,021 million, despite continued uncertainty in the economic climate and the low interest rate environment. Profit before impairment losses and insurance net claims was up £216 million or 8%, while impairments fell by £372 million, with further improvements in the unsecured book and continued careful mortgage underwriting. Return on equity improved to 24.5%.

The division continued to focus on growing secured lending while at the same time building customer deposits, thereby reducing the Group’s reliance on wholesale funding. Loans and advances to customers grew 2%, with a change in mix from unsecured to secured as the Group actively sought to improve its risk profile. Mortgage balances grew by 5%, while unsecured lending contracted by 11%.

•	Mortgage growth reflected continued strong new business levels. Gross mortgage lending market share of 10% continues above our stock position of 8%.

•
Customer deposits grew 6%, outperforming the market total deposit growth of 3%. Savings balances grew by £6 billion, or 9%, with 1.5 million accounts opened, demonstrating the strength of our customer franchise and our strategy to further develop primary banking relationships.

Net interest income increased by 6% to £4,302 million, driven by strong balance sheet growth. Net interest margin increased 6 basis points recovering asset margins more than offset by more competitive savings rates and lower long term swap rate returns adversely impacting liability margins.

Non-interest income declined 15% to £1,206 million, primarily driven by lower investment and protection income as a result of the dissolution of the bancassurance joint venture. In addition, a number of changes have been made to support delivery of Helpful Banking, such as ‘Act Now’ text alerts, which have decreased fee income.

Overall expenses decreased by 6%. Cost reductions were driven by a clear management focus on process re-engineering and operational efficiency together with benefits from the dissolution of the bancassurance joint venture, partly offset by higher inflation rates in utility and mail costs.

Impairment losses decreased 32% to £788 million reflecting the impact of a strengthened risk appetite, and a more stable economic environment.

Risk-weighted assets were broadly stable, with volume growth in lower risk secured mortgages more than offset by a decrease in the unsecured portfolio.

Business review continued

UK Corporate

	2012	2011	2010
	£m	£m	£m
Net interest income	2,974	3,092	3,000
Net fees and commissions	1,365	1,375	1,353
Other non-interest income	384	396	443
Non-interest income	1,749	1,771	1,796
Total income	4,723	4,863	4,796
Direct expenses
- staff	(928)	(922)	(912)
- other	(364)	(390)	(411)
Indirect expenses	(797)	(834)	(813)
	(2,089)	(2,146)	(2,136)
Profit before impairment losses	2,634	2,717	2,660
Impairment losses	(838)	(793)	(767)
Operating profit	1,796	1,924	1,893

Analysis of income by business
Corporate and commercial lending	2,636	2,643	2,571
Asset and invoice finance	685	660	616
Corporate deposits	568	694	738
Other	834	866	871
Total income	4,723	4,863	4,796

Analysis of impairments by sector
Financial institutions	15	20	20
Hotels and restaurants	52	59	52
Housebuilding and construction	143	103	131
Manufacturing	49	34	1
Private sector education, health, social work, recreational and community services	37	113	30
Property	252	170	245
Wholesale and retail trade, repairs	112	85	91
Asset and invoice finance	40	38	64
Shipping	82	22	4
Other	56	149	129
Total impairment losses	838	793	767

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Financial institutions	0.3%	0.3%	0.3%
Hotels and restaurants	0.9%	1.0%	0.8%
Housebuilding and construction	4.2%	2.6%	2.9%
Manufacturing	1.0%	0.7%	—
Private sector education, health, social work, recreational and community services	0.4%	1.3%	0.3%
Property	1.0%	0.6%	0.8%
Wholesale and retail trade, repairs	1.3%	1.0%	0.9%
Asset and invoice finance	0.4%	0.4%	0.6%
Shipping	1.1%	0.3%	0.1%
Other	0.2%	0.6%	0.5%
Total	0.8%	0.7%	0.7%

Performance ratios
Return on equity (1)	14.5%	15.2%	13.6%
Net interest margin	3.06%	3.06%	2.89%
Cost:income ratio	44%	44%	45%

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

Business review continued

	2012	2011	2010
	£bn	£bn	£bn
Capital and balance sheet
Loans and advances to customers (gross) (1)
- financial institutions	5.8	5.8	6.2
- hotels and restaurants	5.6	6.1	6.8
- housebuilding and construction	3.4	3.9	4.5
- manufacturing	4.7	4.7	5.4
- private sector education, health, social work, recreational and community services	8.7	8.7	9.0
- property	24.8	28.2	29.5
- wholesale and retail trade, repairs	8.5	8.7	9.9
- asset and invoice finance	11.2	10.4	9.9
- shipping	7.6	7.8	7.5
- other	26.7	26.4	25.1
	107.0	110.7	113.8
Loan impairment provisions	(2.4)	(2.1)	(1.7)
Net loans and advances to customers	104.6	108.6	112.1

Total third party assets	110.2	114.2	117.0
Risk elements in lending (1)	5.5	5.0	4.0
Provision coverage (2)	45%	40%	44%

Customer deposits (1)	127.1	126.3	124.5
Loan:deposit ratio (excluding repos)	82%	86%	90%
Risk-weighted assets	86.3	79.3	84.2

Notes:
(1)
Includes businesses outlined for disposal: loans and advances to customers £11.3 billion (2011 - £12.2 billion; 2010 - £13.9 billion), risk elements in lending £0.9 billion (2011 - £1.0 billion; 2010 - £1.2 billion) and customer deposits £13.0 billion (2011- £13.0 billion; 2010 - £15.0 billion).

(2)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.

During 2012, UK Corporate continued to support its customers and the UK economy and further demonstrated a commitment to the communities it operates in.

RBS was the first bank to support the Government’s Funding for Lending Scheme (FLS). The division is using the FLS to stimulate loan demand through reduced interest rates for its customers. Since the scheme’s launch, UK Corporate has supported over 11,000 SMEs with over £1.7 billion of allocated funds through FLS initiatives. In addition, UK Corporate is providing targeted support to manufacturers through its Manufacturing Fund. This has made £1 billion available to customers, facilitating investment in technology and innovation and freeing up working capital. UK Corporate launched a Carbon Reduction Fund which provides £200 million of ring-fenced funding for businesses undertaking energy-efficiency projects. The division has also supported its clients in accessing the corporate bond markets. Corporate clients raised a total of £19 billion of bonds in 2012.

Throughout the year, UK Corporate has also continued to invest in the service it delivers to its customers through:

•
The introduction of a new enhanced telephony and online offering, Business Connect. This already supports over 170,000 small business customers, offering telephony access to experienced relationship managers from 8am to 8pm, in addition to its traditional branch and relationship manager network;

•
New mobile banking apps that allow customers to manage multiple accounts, make payments and transfers, and view detailed statements. In 2012 over 70,000 users were using the app twice a day, transacting more than £700 million since launch; and

•	Regional ‘Great place to do business’ events which bring investors, local authorities and prominent members of the community together to identify opportunities for stimulating growth in the community.

UK Corporate has invested significantly to further enhance the skills of its people. As part of improvements to its specialist sector propositions, the business is tailoring its industry leading accreditation programme with industry specific modules. The bespoke modules are endorsed by key sector bodies such as the National Farmers’ Union.

UK Corporate was the first high street bank to support the Evening Standard and City Gateway apprenticeship initiative, hiring an initial 16 young people onto its scheme.

Business review continued

UK Corporate continued
2012 compared with 2011
With economic factors continuing to suppress business confidence, 2012 saw lower income and operating profit. Nonetheless, the business delivered a return on equity of 14.5%, slightly below the prior year and comfortably ahead of the cost of capital.

Operating profit decreased by 7%, with income down 3% and increased impairments, up 6%, partially offset by a 3% decrease in costs.

Net interest income was 4% lower, reflecting a 3% fall in lending volumes as loan repayments outstripped new lending, deposit margin compression due to strong competition and the continuation of low yields on current accounts. This was partially offset by improved asset margins and a 1% increase in deposit volumes.

Non-interest income was broadly in line with 2011, with stable income from transaction services, asset finance, Markets revenue share and other lending fees.

Total costs were down 3% due to tight control over direct discretionary expenditure combined with lower indirect costs as a result of operational savings, partially offset by increased investment expenditure.

Core lending balances were up £200 million, excluding the property, housebuilding and construction sectors. The loan:deposit ratio decreased by 400 basis points, principally reflecting deposit growth and portfolio de-risking, particularly in commercial real estate. The Group took part in a number of Government initiatives, seeking responsibly to stimulate additional credit demand in the face of continued customer deleveraging and low business confidence levels.

Impairments increased by 6% with lower specific provisions, mainly in the SME business, more than offset by reduced levels of latent provision releases across the division (£44 million in 2012 versus £226 million in 2011). Impairments as a percentage of loans and advances edged up modestly to 80 basis points.

Risk-weighted assets increased by 9% as regulatory changes to capital models during H2 2012 totalling £15 billion (primarily the implementation of the market-wide slotting approach on real estate and increases to default risk weights in other models) were partly offset by a fall in funded assets.

Not reflected in operating results was UK Corporate’s £350 million share of the provision for interest rate swap redress which relates to prior periods, mainly pre-2008.

2011 compared with 2010
Operating profit increased by 2% to £1,924 million, as higher income was partially offset by higher impairments and an increase in expenses.

Net interest income increased by 3%. Net interest margin improved 17 basis points with benefits from re-pricing the lending portfolio and the revision to income deferral assumptions in Q1 2011 partially offset by increased funding costs together with continued pressure on deposit margins. A 1% increase in deposit balances supported an improvement in the loan:deposit ratio to 86%.

Non-interest income decreased by 1% as a result of lower Markets cross-sales and fee income, partially offset by increased Invoice Finance and Lombard income.

Excluding the £29 million OFT penalty in 2010, total costs increased by 2%, largely reflecting increased investment in the business and higher costs of managing the non-performing book.

Impairments of £793 million were 3% higher due to increased specific impairments and collectively assessed provisions, partially offset by lower latent loss provisions.

Business review continued

Wealth

	2012	2011	2010
	£m	£m	£m
Net interest income	720	645	588
Net fees and commissions	366	375	376
Other non-interest income	84	84	71
Non-interest income	450	459	447
Total income	1,170	1,104	1,035
Direct expenses
- staff	(424)	(413)	(382)
- other	(223)	(195)	(142)
Indirect expenses	(224)	(223)	(210)
	(871)	(831)	(734)
Profit before impairment losses	299	273	301
Impairment losses	(46)	(25)	(18)
Operating profit	253	248	283

Analysis of income
Private banking	956	902	836
Investments	214	202	199
Total income	1,170	1,104	1,035

Performance ratios
Return on equity (1)	13.7%	13.1%	15.9%
Net interest margin	3.73%	3.23%	3.26%
Cost:income ratio	74%	75%	71%

	£bn	£bn	£bn
Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	8.8	8.3	7.8
- personal	5.5	6.9	6.7
- other	2.8	1.7	1.6
	17.1	16.9	16.1
Loan impairment provisions	(0.1)	(0.1)	(0.1)
Net loans and advances to customers	17.0	16.8	16.0

Risk elements in lending	0.2	0.2	0.2
Provision coverage (2)	44%	38%	30%
Assets under management (excluding deposits)	28.9	30.9	33.9

Customer deposits	38.9	38.2	37.1
Loan:deposit ratio (excluding repos)	44%	44%	43%
Risk-weighted assets	12.3	12.9	12.5

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.

Business review continued

Wealth continued
2012 saw improved performance overall, with higher lending and deposit margins and volumes driving higher income.

In 2012 the Coutts businesses continued to focus on implementing and delivering the new divisional strategy outlined in 2011. The sale of Coutts’ Latin American businesses and the completion of the rollout of Coutts global technology platform in the UK were tangible examples of this. By the end of the year the division had exited over 100 countries since the strategy was introduced and was serving clients in the remaining countries through one central operating platform, a clear demonstration of the division’s commitment to its strategy.

In the UK, Q4 2012 saw the launch of Coutts’ new Retail Distribution Review (RDR)-compliant advice proposition and products. Significant investment was made during 2012 to ensure clients would continue to receive the best service, advice and products based on their specific needs. One example of this was the introduction of seven new UK and global RDR-compliant multi-asset funds, allowing clients to continue to invest in a broad range of asset classes matched to their needs and risk appetites.

Clients in the UK also benefited from the launch of the Coutts Mobile service in October, offering clients greater choice and flexibility in the way they manage their banking needs electronically.

In the International business, the division further invested in Dubai, Singapore and Mumbai as it continued to embed its targeted growth strategy. Clients also benefited from enhancements to the collateralised lending programme, where higher lending limits and a greater number of currencies available has increased its relevance to clients.

2012 compared with 2011
Operating profit increased by £5 million, or 2% to £253 million driven by higher income partially offset by increased expenses and impairment losses.

Total income increased by £66 million, with net interest income up £75 million, largely driven by improvements in margins and strong divisional treasury income, particularly during H1 2012.

Non-interest income fell by 2% as the gain from the disposal of the Latin American, Caribbean and African businesses was more than offset by a decline in fee income in the UK and lower investment volumes, driven by continued economic uncertainty.

Expenses were £40 million or 5% higher at £871 million, with significant investment in change programmes, including the development of new products and services capability and the implementation of RDR in the UK.

Expenses also increased as a result of client redress following a past business review into the sale of the ALICO Enhanced Variable Rate Fund announced in November 2011 and a Financial Services Authority fine of £8.75 million relating to Anti Money Laundering control processes.

Client assets and liabilities fell by 1% with a £2 billion decrease in assets under management, primarily reflecting low margin client outflows of £1.4 billion and the impact of client transfers following the disposal of the Latin American, Caribbean and African businesses. This fall was partially offset by increases in lending and deposit volumes.

Impairment losses were £46 million, up £21 million, largely reflecting a small number of large specific impairments.

2011 compared with 2010
Operating profit decreased by 12% on 2010 to £248 million, driven by increases in expenses (13%) and impairments (39%) partially offset by a 7% growth in income.

Income increased by £69 million with a strong treasury income and increases in lending and deposit volumes. Non-interest income rose 3%, with investment income growing 2% despite turbulent market conditions.

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

Business review continued

International Banking

	2012	2011	2010
	£m	£m	£m
Net interest income from banking activities	922	1,199	1,353
Funding costs of rental assets	(9)	(42)	(37)
Net interest income	913	1,157	1,316
Non-interest income	1,209	1,398	1,961
Total income	2,122	2,555	3,277
Direct expenses
- staff	(577)	(706)	(871)
- other	(162)	(226)	(274)
Indirect expenses	(678)	(700)	(735)
	(1,417)	(1,632)	(1,880)
Profit before impairment losses	705	923	1,397
Impairment losses	(111)	(168)	(86)
Operating profit	594	755	1,311

Of which:
Ongoing businesses	602	773	1,348
Run-off businesses	(8)	(18)	(37)

Analysis of income by product
Cash management	943	940	1,368
Trade finance	291	275	243
Loan portfolio	865	1,265	1,578
Ongoing businesses	2,099	2,480	3,189
Run-off businesses	23	75	88
Total income	2,122	2,555	3,277

Analysis of impairments by sector
Manufacturing and infrastructure	42	254	(17)
Property and construction	7	17	102
Transport and storage	(3)	11	—
Telecommunications, media and technology	12	—	7
Banks and financial institutions	43	(42)	49
Other	10	(72)	(55)
Total impairment losses	111	168	86

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	0.3%	0.3%	0.2%

Performance ratios (ongoing businesses)
Return on equity (1)	9.2%	11.5%	15.4%
Net interest margin	1.64%	1.73%	1.92%
Cost:income ratio	66%	62%	55%

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

International Banking continued

	2012 £bn	2011 £bn	2010 £bn
Capital and balance sheet
Loans and advances to customers (gross) (1)	42.2	57.7	62.9
Loan impairment provisions	(0.4)	(0.8)	(0.8)
Net loans and advances to customers	41.8	56.9	62.1
Loans and advances to banks	4.7	3.4	3.9
Securities	2.6	6.0	6.8
Cash and eligible bills	0.5	0.3	0.7
Other	3.4	3.3	4.4

Total third party assets (excluding derivatives mark-to-market)	53.0	69.9	77.9
Risk elements in lending	0.4	1.6	1.5
Provision coverage (2)	93%	52%	58%

Customer deposits (excluding repos)	46.2	45.1	43.7
Bank deposits (excluding repos)	5.6	11.4	7.3
Loan:deposit ratio (excluding repos and conduits)	85%	103%	112%
Risk-weighted assets	51.9	43.2	51.7

	£m	£m	£m
Run-off businesses (1)
Total income	23	75	88
Direct expenses	(31)	(93)	(125)
Operating loss	(8)	(18)	(37)

Notes:
(1)	Excludes disposal groups.
(2)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.
(3)	Run-off businesses consist of the exited corporate finance businesses.

International Banking was formed in January 2012 to create an integrated, client-focused business which serves RBS’s large global customers’ financing, risk management, trade finance, payments and cash management needs internationally.

Since its formation, the division has made significant progress in strengthening its balance sheet and making efficient use of resources. The loan portfolio decreased significantly due to strategic reduction initiatives and disciplined capital allocation. The division’s liability composition also improved, with additional customer deposits raised in the final quarter and the strategic run-off of commercial paper and short-term bank deposits.

Performance in 2012 was restricted by macroeconomic pressures and additional regulatory requirements across the industry. Given these constraints, International Banking kept its focus on cost control throughout the year.

Despite these headwinds, the division was recognised externally for its efforts in serving its customers’ needs, helping RBS Group gain awards such as:
•	Top European investment grade corporate bond bookrunner (Dealogic).

•	Number one cash management manager in the UK and number two in Europe (Euromoney Cash Management Survey).

•	Quality Leader in Large Corporate Trade Finance in the UK, and number one for Large Corporate Trade Finance Penetration in the UK (Greenwich).

Business review continued

2012 compared with 2011
Operating profit decreased by £161 million as a decline in income was only partially mitigated by lower expenses and impairment losses.

Income was 17% lower:
•
Loan portfolio decreased by 32%, mainly due to a strategic reduction in assets, in order to allocate capital more efficiently, and the effect of portfolio credit hedging and lower corporate appetite for risk management activities.

•
Cash management was broadly in line with the previous year. Deposit margins declined following reductions in both three month LIBOR and five year fixed rates across Europe; however, this was offset by lower liquidity costs due to the strategic initiative to reduce short-term bank deposits.

•	Trade finance increased by 6% as a result of increased activity, particularly in Asia.

•	The restructuring in 2012 led to a reduction in activities undertaken in the division, which contributed to a decline in income.

Expenses declined by £215 million, reflecting planned restructuring initiatives following the formation of the International Banking division. Savings were achieved through headcount reduction, run-off of discontinued businesses and a resulting decrease in infrastructure support costs. Revenue-linked expenses also fell in line with the decrease in income.

Impairment losses decreased by £57 million with the non-repeat of a single name impairment.

Third party assets declined by 24%, with targeted reductions in the lending portfolio following a strategic reduction in assets.

Customer deposits increased by 2%. Successful efforts to rebuild customer confidence following the Moody’s credit rating downgrade and the Group technology incident in June 2012 outweighed economic pressures. This, coupled with the managed reduction in loans and advances to customers, improved the loan:deposit ratio to 85%.

Bank deposits were down 51%, mainly as a result of lower short-term balances, reflecting a strategic initiative to reduce liquidity outflow risk.

Risk-weighted assets increased by 20%, reflecting the impact of regulatory uplifts partially offset by successful mitigation through balance sheet reduction. Risk-weighted asset intensity in the loan book has increased significantly given the uplifts, which will result in strategic adjustments going forward.

2011 compared with 2010
Operating profit was down 42%, partly reflecting the sale of Global Merchant Services (GMS) which completed on 30 November 2010. Adjusting for the disposal, operating profit decreased 32%, driven by a decrease in income and an impairment provision on a single name in 2011.

Excluding GMS income of £451, income was 10% lower despite the success of deposit-gathering initiatives, as customer deposits increased £1 billion in a competitive environment.

Excluding GMS expenses of £244 million, expenses decreased by £4 million, reflecting business improvement initiatives and investment in technology and support infrastructure.

Impairment losses increased to £168 million compared with £86 million in 2010 reflecting a single name impairment.

Business review continued

Ulster Bank

	2012	2011	2010
	£m	£m	£m
Net interest income	649	736	839
Net fees and commissions	145	142	156
Other non-interest income	51	69	58
Non-interest income	196	211	214
Total income	845	947	1,053
Direct expenses
- staff	(211)	(221)	(237)
- other	(49)	(67)	(74)
Indirect expenses	(261)	(259)	(264)
	(521)	(547)	(575)
Profit before impairment losses	324	400	478
Impairment losses	(1,364)	(1,384)	(1,161)
Operating loss	(1,040)	(984)	(683)

Analysis of income by business
Corporate	360	435	521
Retail	360	428	465
Other	125	84	67
Total income	845	947	1,053

Analysis of impairments by sector
Mortgages	646	570	294
Corporate
- property	276	324	375
- other corporate	389	434	444
Other lending	53	56	48
Total impairment losses	1,364	1,384	1,161

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	3.4%	2.9%	1.4%
Corporate
- property	6.4%	6.8%	6.9%
- other corporate	5.0%	5.6%	4.9%
Other lending	3.8%	3.5%	3.7%
Total	4.2%	4.1%	3.1%

Performance ratios
Return on equity (1)	(21.8%)	(22.8%)	(16.8%)
Net interest margin	1.88%	1.87%	2.03%
Cost:income ratio	62%	58%	55%

Note:
(1)
Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

Business review continued

	2012	2011	2010
	£bn	£bn	£bn
Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	19.2	20.0	21.2
- corporate
- property	4.3	4.8	5.4
- other corporate	7.8	7.7	9.0
- other lending	1.3	1.6	1.3
	32.6	34.1	36.9
Loan impairment provisions	(3.9)	(2.7)	(1.6)
Net loans and advances to customers	28.7	31.4	35.3

Risk elements in lending
- mortgages	3.1	2.2	1.5
- corporate
- property	1.9	1.3	0.7
- other corporate	2.3	1.8	1.2
- other lending	0.2	0.2	0.2
Total risk elements in lending	7.5	5.5	3.6
Provision coverage (1)	52%	50%	45%

Customer deposits	22.1	21.8	23.1
Loan:deposit ratio (excluding repos)	130%	143%	152%
Risk-weighted assets	36.1	36.3	31.6

Spot exchange rate - €/£	1.227	1.196	1.160

Note:
(1)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.

The challenging macroeconomic environment across the island of Ireland had a significant impact on Ulster Bank’s financial performance for 2012. There were some emerging signs of improvement in the Republic of Ireland economy during Q4 2012, most notably in the availability of institutional funding, some stabilisation of residential property prices and continued economic growth, albeit modest.

While impairment levels remained elevated during 2012, net interest margin and expense management improved. Further progress was made on Ulster Bank’s deposit gathering strategy with customer deposit balances increasing by 9% in Q4 2012, driving a significant reduction in the loan to deposit ratio.

Following the Group technology incident in June 2012, Ulster Bank made significant efforts to help customers who were affected, extending branch hours, tripling call centre staff and providing full redress.

Ulster Bank continued
2012 compared with 2011
Operating loss increased by £56 million primarily reflecting a reduction in income driven by lower interest earning asset volumes.

Total expenses fell by £26 million, reflecting the benefits of cost saving initiatives.

Impairment losses remained elevated, as weak underlying credit metrics prevailed. Falling asset values throughout most of 2012 and high levels of unemployment coupled with weak domestic demand continued to depress the property market. The impairment charge for 2012 was driven by a combination of new defaulting customers and deteriorating security values. Risk elements in lending increased by £2 billion during the year reflecting continued difficult conditions in both the commercial and residential property sectors.

The loan to deposit ratio improved from 143% to 130%, driven by a combination of deposit growth and a decrease in the loan book. The loan book increased by 1% as a result of movements in foreign exchange rates offset by natural amortisation and limited new lending due to low levels of market demand. Retail and SME deposits increased by 8%; however, this was partly offset by outflows of wholesale balances driven by market volatility and the impact of a rating downgrade in the second half of 2011.

2011 compared with 2010
Profit before impairment losses decreased by £78 million in 2011 with lower income partially mitigated by cost savings. Impairment losses of £1,384 million increased by 19% from 2010 resulting in an operating loss of £984 million, 44% higher than 2010.

Income fell by 10% driven by a contracting performing loan book coupled with higher funding costs. Loans and advances to customers decreased by 8% during 2011.

Expenses fell by 5% reflecting tight management of the cost base across the business.

Impairment losses increased by 19% largely reflecting the deterioration in credit metrics on the mortgage portfolio driven by a combination of higher debt flow and further fall in asset prices.

Despite intense competition, retail and small business deposit balances have grown strongly throughout 2011, driven by the benefits of a focused deposit gathering strategy. However, total customer deposit balances fell by 6% largely driven by the outflow of wholesale customer balances due to rating downgrades.

Risk-weighted assets increased by 15% in 2011 reflecting the deterioration in credit risk metrics.

Business review continued

US Retail & Commercial

	2012	2011	2010	2012	2011	2010
	US$m	US$m	US$m	£m	£m	£m
Net interest income	3,087	3,048	2,940	1,948	1,900	1,902
Net fees and commissions	1,233	1,350	1,328	778	841	859
Other non-interest income	579	473	464	365	296	301
Non-interest income	1,812	1,823	1,792	1,143	1,137	1,160
Total income	4,899	4,871	4,732	3,091	3,037	3,062
Direct expenses
- staff	(1,313)	(1,344)	(1,238)	(828)	(838)	(801)
- other	(833)	(893)	(897)	(526)	(557)	(580)
- litigation settlement	(138)	—	—	(88)	—	—
Indirect expenses	(1,274)	(1,250)	(1,255)	(804)	(779)	(813)
	(3,558)	(3,487)	(3,390)	(2,246)	(2,174)	(2,194)
Profit before impairment losses	1,341	1,384	1,342	845	863	868
Impairment losses	(145)	(524)	(802)	(91)	(326)	(519)
Operating profit	1,196	860	540	754	537	349

Average exchange rate - US$/£				1.585	1.604	1.546

Analysis of income by product
Mortgages and home equity	856	744	786	541	463	509
Personal lending and cards	643	709	761	405	442	492
Retail deposits	1,364	1,487	1,465	860	927	948
Commercial lending	965	936	901	609	584	583
Commercial deposits	698	667	627	441	416	406
Other	373	328	192	235	205	124
Total income	4,899	4,871	4,732	3,091	3,037	3,062

Analysis of impairments by sector
Residential mortgages	(2)	44	85	(1)	28	55
Home equity	150	165	164	95	103	106
Corporate and commercial	(120)	88	354	(77)	55	228
Other consumer	104	101	146	65	61	96
Securities	13	126	53	9	79	34
Total impairment losses	145	524	802	91	326	519

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	—	0.5%	0.9%	—	0.5%	0.9%
Home equity	0.7%	0.7%	0.7%	0.7%	0.7%	0.7%
Corporate and commercial	(0.3%)	0.2%	1.1%	(0.3%)	0.2%	1.1%
Other consumer	0.8%	0.8%	1.4%	0.8%	0.8%	1.4%
Total	0.2%	0.5%	1.0%	0.2%	0.5%	1.0%

Performance ratios
Return on equity (1)	8.3%	6.3%	3.7%	8.3%	6.3%	3.7%
Adjusted return on equity (non-GAAP) (2)	8.9%	6.3%	3.7%	8.9%	6.3%	3.7%
Net interest margin	3.00%	3.06%	2.82%	3.00%	3.06%	2.82%
Cost:income ratio	73%	72%	72%	73%	72%	72%
Adjusted cost:income ratio (2)	71%	72%	72%	71%	72%	72%

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Excludes litigation settlement and net gain on sale of Visa B shares in 2012 of £88 million (US$138 million) and £39 million (US$62 million) .

Business review continued

US Retail & Commercial continued

	2012	2011	2010	2012	2011	2010
	US$bn	US$bn	US$bn	£bn	£bn	£bn
Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	9.4	9.4	9.4	5.8	6.1	6.1
- home equity	21.5	23.1	23.6	13.3	14.9	15.2
- corporate and commercial	38.5	35.3	31.7	23.8	22.9	20.5
- other consumer	13.5	12.0	10.7	8.4	7.7	6.9
	82.9	79.8	75.4	51.3	51.6	48.7
Loan impairment provisions	(0.9)	(1.1)	(1.2)	(0.5)	(0.7)	(0.8)
Net loans and advances to customers	82.0	78.7	74.2	50.8	50.9	47.9

Total third party assets	117.3	117.3	112.4	72.5	75.8	72.4
Investment securities	19.5	23.5	21.4	12.0	15.2	13.8
Risk elements in lending
- retail	1.3	1.0	0.7	0.8	0.6	0.4
- commercial	0.6	0.6	0.7	0.3	0.4	0.5
Total risk elements in lending	1.9	1.6	1.4	1.1	1.0	0.9
Provision coverage (1)	48%	72%	85%	48%	72%	85%

Customer deposits (excluding repos)	95.6	92.8	92.1	59.2	60.0	59.3
Bank deposits (excluding repos)	2.9	8.0	9.5	1.8	5.2	6.1
Loan:deposit ratio (excluding repos)	86%	85%	81%	86%	85%	81%
Risk-weighted assets	91.3	91.8	89.1	56.5	59.3	57.4

Spot exchange rate - US$/£				1.616	1.548	1.552

Note:
(1)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.

In the first quarter of 2012, RBS Citizens implemented five strategic priorities to sharpen the division’s back-to-basics strategy. The strategy is founded on the belief that building an engaged workforce which is focused on the customer experience and on being their primary banking partner, with an embedded culture of risk management, will position the franchise to deliver financial results consistent with a top performing regional bank.

Efforts in both the Consumer and Commercial businesses throughout 2012 were aligned with those priorities and our customers have acknowledged our efforts. According to a 2012 survey conducted by American Banker, RBS Citizens was ranked in the top ten of US banks for corporate reputation, an improvement of eight places from 2011.

Core Customer Commitments were implemented in Consumer Banking’s branch network at the end of last year. Early indications show progress towards the Commitments’ aim to enhance customer experience:

•	At the end of 2012, 77% of customers surveyed externally were ‘completely satisfied’ or ‘very satisfied’, compared with the peer average of 71%.

•	RBS Citizens’ net promoter score, a measure of how likely customers are to recommend the bank, increased to 20% over the course of 2012 and was over ten percentage points above the peer average.

Consumer Banking further improved and expanded its distribution channels and product capabilities including the roll-out of intelligent deposit machines and the on-going build out of its mortgage capabilities, reaching the top 20 nationally for mortgage originations in 2012. The business made enhancements to its mobile banking services and subsequently its apps for both iPhone and Android were rated the ‘best integrated apps’ in the industry based on an analysis of consumer ratings conducted by Javelin Strategy & Research.

In 2012, Commercial Banking responded to client feedback, introducing its own core Client Commitments and developing a new Commercial Client on-boarding process to improve the way clients are welcomed to RBS Citizens.

Commercial Banking took further significant steps towards strengthening its customer proposition with a more streamlined, efficient and integrated service and product offering by integrating the Treasury Solutions, Foreign Exchange and Interest Rate Derivatives functions into Commercial Banking.

The business made good progress towards expanding its capital markets capabilities. At the end of 2012, RBS Citizens ranked #4 in the new capital markets business for middle market customers within the footprint, and ranked in the top ten nationally.

Business review continued

2012 compared with 2011
US Retail & Commercial posted an operating profit of £754 million ($1,196 million), up £217 million ($336 million), or 40%, from 2011. Excluding the £88 million ($138 million) litigation settlement in Q1 2012 and the £39 million ($62 million) net gain on the sale of Visa B shares in Q2 2012, operating profit was up £266 million ($412 million), or 50%, largely reflecting lower impairment losses due to an improved credit environment.

Net interest income was up £48 million ($39 million), or 3%, driven by targeted commercial loan growth, deposit pricing discipline and lower funding costs. This was partially offset by consumer loan run-off and lower asset yields reflecting prevailing economic conditions.

Non-interest income was up £6 million. In US dollar terms non-interest income was down $11 million, or 1%, reflecting a decline in debit card fees as a result of the Durbin Amendment legislation and lower securities gains and deposit fees. This was largely offset by strong mortgage banking fees of £69 million ($109 million), up 71%, and the £47 million ($75 million) gross gain on the sale of Visa B shares.

Gross loans and advances to customers were down £0.3 billion. In US dollar terms loans and advances to customers were up $3.1 billion, or 4%, due to strong growth in commercial loan volumes.

Customer deposits decreased by 1% as a result of movements in foreign exchange rates partially offset by strong growth achieved in checking balances. Consumer checking balances fell by 1% while small business checking balances grew by 4% over the year.

Excluding the £88 million ($138 million) litigation settlement, relating to a class action lawsuit regarding the way overdraft fees were assessed on customer accounts prior to 2010, and the £8 million ($13 million) litigation reserve associated with the sale of Visa B shares, and a one-off £21 million ($33 million) pension gain in Q4 2012, total expenses were down 1%, reflecting lower loan collection costs and the elimination of the Everyday Points rewards programme for consumer debit card customers, partially offset by higher operational losses.

During the year, RBS Citizens offered former employees a one-time opportunity to receive the value of future pension benefits as a single lump sum payment. The transaction allowed RBS Citizens to partially de-risk its pension plan and future liability under the plan. A strong participant take-up rate of 60% enabled RBS Citizens to reduce its pension liability by 17% and recognise a £21 million ($33 million) accounting gain.

Impairment losses were down £235 million ($379 million), or 72%, reflecting an improved credit environment and lower impairments on securities. Loan impairments improved by £168 million ($266 million) driven primarily by commercial loan impairments. Impairments as a percentage of loans and advances fell to 20 basis points.

2011 compared with 2010
Operating profit increased to £537 million ($860 million) from £349 million ($540 million), an increase of £188 million ($320 million), or 54%. Excluding a credit of £73 million ($113 million) related to changes to the defined benefit plan in Q2 2010, operating profit increased £261 million ($433 million), or 95%, substantially driven by lower impairments and improved income.

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

Net interest income was down £2 million. In US dollar terms, net interest income increased by $108 million, or 4%. Net interest margin improved by 24 basis points to 3.06% reflecting changes in deposit mix, continued discipline around deposit pricing and the positive impact from the balance sheet restructuring programme carried out during Q3 2010 combined with strong commercial loan growth, partially offset by run-off of consumer loans.

Non-interest income was down £23 million. In US dollar terms, non interest income increase by $31 million, or 2%. The increase was primarily driven by higher account and transaction fees, partially offset by the impact of legislative changes on debit card and deposit fees.

Excluding the defined benefit plan credit of £73 million ($113 million) in Q2 2010, total expenses were down £93 million ($16 million), 4%, due to a number of factors including lower Federal Deposit Insurance Corporation (FDIC) deposit insurance levies, and lower litigation and marketing costs, partially offset by higher regulatory costs.

Impairment losses declined by £193 million ($278 million), or 37%, largely reflecting an improved credit environment slightly offset by higher impairments related to securities. Loan impairments as a percentage of loans and advances improved to 0.5% from 1.0%.

Customer deposits were up 1% with particularly strong growth achieved in checking balances. Consumer checking balances grew by 6%, while small business checking balances grew by 5% over the year.

Business review continued

Markets

	2012	2011	2010
	£m	£m	£m
Net interest income	111	67	581
Net fees and commissions receivable	128	371	520
Income from trading activities	4,105	3,846	5,020
Other operating income	139	131	112
Non-interest income	4,372	4,348	5,652
Total income	4,483	4,415	6,233
Direct expenses
- staff	(1,453)	(1,963)	(2,082)
- other	(721)	(746)	(663)
Indirect expenses	(763)	(769)	(699)
	(2,937)	(3,478)	(3,444)
Profit before impairment losses	1,546	937	2,789
Impairment losses	(37)	(38)	(65)
Operating profit	1,509	899	2,724

Of which:
Ongoing businesses	1,564	943	2,743
Run-off businesses	(55)	(44)	(19)

Analysis of income by product
Rates	2,006	1,474	2,312
Currencies	757	1,060	1,047
Asset backed products (ABP)	1,318	1,254	1,479
Credit markets	862	616	1,350
Investor products and equity derivatives	224	593	672
Total income ongoing businesses	5,167	4,997	6,860
Inter-divisional revenue share	(691)	(767)	(883)
Run-off businesses	7	185	256
Total income	4,483	4,415	6,233

Memo - fixed income and currencies
Rate/currencies/ABP/credit markets	4,943	4,404	6,188
Less: primary credit markets	(568)	(688)	(863)
Total fixed income and currencies	4,375	3,716	5,325

Performance ratios (ongoing businesses)
Return on equity (1)	10.0%	6.1%	19.1%
Cost:income ratio	64%	77%	53%
Compensation ratio (2)	32%	42%	31%

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

(2)	Compensation ratio is based on staff costs as a percentage of total income.

Business review continued

	2012	2011	2010
	£bn	£bn	£bn
Capital and balance sheet (ongoing businesses)
Loans and advances to customers (gross)	29.8	31.5	24.4
Loan impairment provisions	(0.2)	(0.2)	(0.2)
Net loans and advances to customers	29.6	31.3	24.2
Loans and advances to banks	16.6	29.9	44.4
Reverse repos	103.8	100.4	94.7
Securities	92.4	108.1	115.8
Cash and eligible bills	30.2	28.1	38.8
Other	11.8	14.8	20.1
Total third party assets (excluding derivatives mark-to-market)	284.4	312.6	338.0
Net derivative assets (after netting)	21.9	37.0	37.4

Provision coverage (1)	77%	75%	86%

Customer deposits (excluding repos)	26.3	36.8	37.4
Bank deposits (excluding repos)	45.4	48.2	50.6

Risk-weighted assets	101.3	120.3	110.3

Run-off businesses (2)	£m	£m	£m
Total income	7	185	256
Direct expenses	(62)	(229)	(275)
Operating loss	(55)	(44)	(19)

Balance sheet - run-off businesses (2)	£bn	£bn	£bn
Total third party assets (excluding derivatives mark-to-market)	0.1	1.3	2.4

Notes:
(1)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	Run-off businesses consist of the exited cash equities, corporate banking and equity capital market operations.

During 2012, the economic environment was dominated by weak prospects for global growth and the uncertain outlook for Eurozone sovereign debt. However, positive central bank activity and a more stable credit environment resulted in marginally improved trading opportunities.

Against this backdrop, the division continued to focus on its strengths and client offering. In January 2012 RBS announced the creation of the Markets division and, at the same time, the exit of the cash equities and mergers & acquisitions businesses. Following further review in Q4 2012, the remaining Investor Products and Equity Derivatives (IPED) operation was moved into Rates to form a Derivative Product Solutions (DPS) business. In addition, Markets has also developed a range of measures to enhance its culture and control environment, focusing on improving both supervision and behaviours. Taken together, these actions reinforce Markets’ commitment to put the client at the centre of everything we do and to focus resources on meeting client needs.

Business review continued

Markets continued
2012 compared with 2011
Operating profit increased by 68% reflecting 2% growth in income and 20% decrease in direct expenses, most notably through a reduction in staff costs.

Rates benefited from a strong trading performance, while losses incurred in managing counterparty exposures during the third quarter of 2011 were not repeated during 2012. Revenues for the year were up 36% to £2.0 billion.

Currencies volumes were weak across the industry, although the Spot FX business minimised the impact on revenue. Options income was limited by further Eurozone uncertainty.

Asset Backed Products continued to perform strongly as markets were sustained throughout the year by investors’ search for yield. Revenues for the year were £1.3 billion, up 5% from a strong performance of £1.25 billion in 2011.

A 40% increase in Credit Markets revenue to £862 million was driven by Flow Credit which, as a result of improved risk management and more benign market conditions, recorded good profitability compared with a loss in 2011. This was partially offset by weaker earnings from credit origination.

The 62% decrease in IPED followed significantly weaker client volumes in key markets. The business has been restructured and rationalised. It will be reported within Rates going forward.

The division focused on controlling costs throughout 2012, driving total expenses down by 16%. Lower staff expenses, down 26%, reflect lower headcount and lower levels of variable compensation, including reductions and clawbacks following the Group’s LIBOR settlements reached on 6 February 2013, with the compensation ratio falling from 42% to 32%. Headcount reductions totalled 2,700 in the year, including that resulting from the exit of businesses announced in January. Other expenses fell by 3% as rigorous controls on discretionary expenditure and the exiting of product areas continued to take effect, partially offset by higher legal expenses.

The reduction in third party assets reflected management action to optimise and de-risk the balance sheet, consistent with previously disclosed medium-term objectives.

The division reduced risk-weighted assets, successfully focusing on lowering risk and enhancing models whilst managing the requirement for greater prudence in the regulatory environment.

Not reflected in Markets operating results in 2012 were the following items: £381 million for regulatory fines; £350 million for its share of the provision for interest rate swap redress; and approximately £700 million in restructuring costs associated with the strategic changes that took place during 2012.

2011 compared with 2010
Operating profit fell by 67%, from £2,724 million for 2010 to £899 million for 2011, driven by a 29% decrease in revenue. The year was characterised by volatile and deteriorating credit markets, especially during the second half of the year when the European sovereign debt crisis drove a sharp widening in credit spreads.

Due to this deterioration in the markets both the Rates and Credit businesses suffered significantly, and income from trading activities fell from £5,234 million in 2010 to £4,601 million in 2011. The heightened volatility increased risk aversion amongst clients and limited opportunities for revenue generation in the secondary markets.

Total costs increased by 1% due to increased investment costs in 2011, which included a programme to meet new regulatory requirements. The compensation ratio in Markets was 42%, driven by fixed salary costs and prior year deferred awards.

Variable compensation accrued in the first half of the year were reduced in the second half of the year, leaving the former GBM 2011 variable compensation awards 58% lower than 2010.

Third party assets fell from £338.0 billion in 2010 to £312.6 billion in 2011 as a result of lower levels of activity and careful management of balance sheet exposures.

A 9% increase in risk-weighted assets reflected the impact of significant regulatory changes, with a £21 billion uplift as a result of CRD III, largely offset by the impact of the division’s focus on risk management.

Business review continued

Direct Line Group

	2012	2011	2010
	£m	£m	£m
Earned premiums	4,044	4,221	4,459
Reinsurers' share	(326)	(252)	(148)
Net premium income	3,718	3,969	4,311
Fees and commissions	(430)	(400)	(410)
Instalment income	126	138	159
Investment income	243	265	277
Other income	60	100	179
Total income	3,717	4,072	4,516
Direct expenses
- staff expenses	(338)	(288)	(287)
- other expenses	(387)	(333)	(325)
Total direct expenses	(725)	(621)	(612)
Indirect expenses	(124)	(225)	(267)
	(849)	(846)	(879)
Net claims	(2,427)	(2,772)	(3,932)
Operating profit/(loss)	441	454	(295)

Analysis of income by product
Personal lines motor excluding broker
- own brands	1,733	1,874	1,962
- partnerships	138	228	373
Personal lines home excluding broker
- own brands	475	490	488
- partnerships	377	378	408
Personal lines rescue and other excluding broker
- own brands	182	185	197
- partnerships	184	132	168
Commercial	347	346	333
International	337	365	341
Other (1)	(56)	74	246
Total income	3,717	4,072	4,516

In-force policies (000s)
Personal lines motor excluding broker
- own brands	3,714	3,787	4,162
- partnerships	336	320	645
Personal lines home excluding broker
- own brands	1,754	1,811	1,797
- partnerships	2,485	2,497	2,530
Personal lines rescue and other excluding broker
- own brands	1,803	1,844	1,966
- partnerships	7,628	7,307	7,497
Commercial	466	422	352
International	1,462	1,387	1,082
Other (1)	50	1	644
Total in-force policies (2)	19,698	19,376	20,675

Business review continued

Direct Line Group continued

	2012	2011	2010
	£m	£m	£m
Gross written premium
Personal lines motor excluding broker
- own brand	1,494	1,584	1,647
- partnerships	136	137	257
Personal lines home excluding broker
- own brand	455	474	478
- partnerships	534	549	556
Personal lines rescue and other excluding broker
- own brand	177	174	178
- partnerships	176	174	159
Commercial	436	435	397
International	557	570	425
Other (1)	1	1	201
Total gross written premium	3,966	4,098	4,298

Performance ratios
Return on tangible equity (3)	11.7%	10.3%	(6.8%)
Loss ratio (4)	65%	70%	91%
Commission ratio (5)	12%	10%	10%
Expense ratio (6)	23%	21%	20%
Combined operating ratio (7)	100%	101%	121%
Balance sheet
Total insurance reserves (£m) (8)	8,066	7,284	7,643

Notes:
(1)	‘Other’ predominately consists of the personal lines broker business and from 2012 businesses previously reported in Non-Core.
(2)
Total in-force policies include travel and creditor policies sold through RBS Group. These comprise travel policies included in bank accounts e.g. Royalties Gold Account, and creditor policies sold with bank products including mortgage, loan and card payment protection.

(3)	Return on tangible equity is based on annualised operating profit after tax divided by average tangible equity adjusted for dividend payments.
(4)	Loss ratio is based on net claims divided by net premium income.
(5)	Commission ratio is based on fees and commissions divided by net premium income.
(6)	Expense ratio is based on expenses divided by net premium income.
(7)	Combined operating ratio is the sum of the loss, commission and expense ratios.
(8)	Consists of general and life insurance liabilities, unearned premium reserves and liability adequacy reserve.

In October 2012, the Group completed the successful initial public offering of Direct Line Group, selling 520.8 million of its existing ordinary shares. This represented 34.7% of the issued share capital, generating gross proceeds of £911 million.

During 2012, Direct Line Group made good progress despite competitive market conditions. The operating profit of £441 million was down £13 million compared with the previous year driven by lower total income, partially offset by lower net claims.

A combined operating ratio (COR) of 100% represented an improvement of 100 basis points compared with 2011 driven predominantly by an improved loss ratio. The full year 2012 result included Home weather event claims of approximately £105 million versus £20 million in 2011, which was more than offset by £390 million of releases from reserves held against prior year claims across the portfolio. Of these releases, £68 million related to the run-off business where the impact on the income statement is broadly neutral. For Direct Line Group’s ongoing operations, the current year attritional loss ratio improved by 1.6 percentage points which reflects actions taken to improve risk selection and the implementation of the claims transformation programme. In 2012 all categories within Direct Line Group made an operating profit.

Direct Line Group made further progress in executing its strategic plan with developments made in its pricing capability through the implementation of a new pricing model and rating engine across the Motor and Home divisions. The new claims management system introduced during 2011 is now operational for the majority of new Motor and Home claims. Benefits, including shorter settlement times for customers and improved legal case management, are being realised as a result of the improved claims process.

During 2012, a number of partnership agreements, including Nationwide Building Society and Sainsbury’s Bank, were either renewed or extended. In addition, Direct Line Group signed an arm’s length, five year distribution agreement with RBS Group for the continued provision, post divestment, of general insurance products to UK Retail customers.

Following launch on comparethemarket.com, Churchill and Privilege motor and home products are now available on all four major price comparison websites in the UK. This reinforces Direct Line Group’s multi-channel distribution strategy.

Business review continued

Direct Line Group continues to focus on reducing operational costs, targeting the delivery of gross annual cost savings of £100 million in 2014 through overall improvements in operational efficiency including claims handling, continued efforts to simplify internal structures and better managing customer acquisition costs. Steps announced during the second half of the year included measures to reduce costs in central functions as well as the reduction of around 70 senior leadership roles across the organisation.

Roll-out of a new e-trading platform in Commercial began in Q3 2012 and was launched in January 2013. This new platform has been developed to aid with internal cost efficiency and provide new routes to market as well as to significantly improve the interface with brokers and customers.

International consolidated its direct market position in Italy and Germany with a total of 1.5 million in-force policies at the end of 2012. Gross written premium for 2012 was up 4% in local currency on 2011 and followed a period of strong growth in 2010 and 2011.

Direct Line Group further improved its capital efficiency following a number of initiatives including the consolidation of four underwriting entities into one. The combined entity, U K Insurance Limited, received inaugural credit ratings of ‘A’ from Standard and Poor’s and ‘A2’ from Moody’s. Direct Line Group also issued £500 million of Tier 2 debt and paid £1 billion of dividends to RBS Group.

Direct Line Group operates in an industry that is under a significant amount of scrutiny and is preparing for substantial regulatory change. Direct Line Group is actively engaging with major stakeholders throughout the ongoing debates surrounding referral and legal fees, the increase in whiplash claims and the implementation of the gender directive in order to help deliver the best possible outcome for its customers and shareholders.

Separation and divestment update
From 1 July 2012, Direct Line Group has operated on a substantially standalone basis with independent corporate functions and governance following the successful implementation of a comprehensive programme of separation initiatives. During 2012, these included launching a new corporate identity and the Direct Line Group Board became fully compliant with the UK Corporate Governance Code following further non-executive director appointments. New contracts of employment have been agreed and issued to staff, independent HR systems have been implemented and an arm’s length transitional services agreement has been reached with RBS Group for residual services. In January 2013, it was announced that Capgemini would design, deliver and operate Direct Line Group’s IT infrastructure.

The Group sold the first tranche of ordinary shares representing 34.7% of the share capital of Direct Line Group in October 2012 via an Initial Public Offering. This is consistent with the Group’s plan to cede control of Direct Line Group by the end of 2013 and a step toward complete disposal by the end of 2014, as required by the European Commission.

In accordance with IFRS 5, Direct Line Group has been recognised as a discontinued operation with consequent changes to the presentation of comparative information. The assets and liabilities relating to Direct Line Group are included in Disposal groups as of 31 December 2012. The Group has written down its investment in Direct Line Group at 31 December 2012 to 216 pence per share, the market value on that date, which resulted in a £394 million goodwill write-down.

2012 compared with 2011
Operating profit of £441 million was £13 million, or 3% lower than 2011 as lower total income was partially offset by lower net claims.

Gross written premium of £3,966 million was 3% lower, driven by the impact of de-risking in previous years and changes in the mix of the portfolio in Motor together with competitive market conditions in Home. International was also down reflecting adverse exchange rate movements.

Total income of £3,717 million was £355 million, or 9% lower than prior year due to flow through of lower written premiums, increased commissions payable relating to business previously reported within Non-Core, the cessation of Tesco Personal Finance tariff income and lower supply chain income and lower investment income.

Investment income of £243 million was £22 million lower, primarily as a result of £27 million financing costs relating to the Tier 2 debt issued in April 2012 and lower reinvestment rates during 2012. This was mostly offset by higher realised gains arising from portfolio management initiatives, including those arising from business previously reported in Non-Core.

Net claims of £2,427 million were £345 million, or 12% lower than 2011 reflecting lower exposure, higher releases of reserves from prior years and improved claims experience. The 2012 result includes approximately £105 million of Home weather event claims, significantly more than £20 million in 2011 under benign weather conditions.

Expenses of £849 million were broadly flat. Staff expenses were £50 million, or 17% higher partly reflecting the transfer of some head office functions costs to Direct Line Group ahead of separation from RBS Group, together with additional staff recruited to provide services previously provided by RBS Group.

Direct Line Group’s reported Return on Tangible Equity was 11.7% in 2012.

Business review continued

Direct Line Group continued
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

At the end of 2011, Direct Line Group's investment portfolios comprised primarily cash, gilts and investment grade bonds. Within the UK portfolio, £8.9 billion, and the International portfolio, £827 million, there was no exposure to sovereign debt issued by Portugal, Ireland, Italy, Greece or Spain.

Total in-force policies fell 6% in the year due to planned de-risking of the motor book and the exiting of certain other segments and partnerships, including personal lines broker.

Business review continued

Central items

	2012	2011	2010
	£m	£m	£m
Central items not allocated	143	191	630

Funding and operating costs have been allocated to operating divisions, based on direct service usage, requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

2012 compared with 2011
Central items not allocated represented a credit of £143 million compared with £191 million in 2011.

Significant central costs included the Group technology incident cost of £175 million, a £160 million provision for various litigation and legacy conduct issues, as well as unallocated Treasury costs of circa £390 million. VAT recoveries of £85 million and Group Pension fund adjustment of circa £50 million in 2011 were not repeated.

Offsetting these costs, profits on Group Treasury available-for-sale bond disposals totalled £880 million compared with £516 million in 2011, as active management of the liquid assets portfolio as well as favourable market conditions enabled the Group to crystallise gains on some holdings.

2011 compared with 2010
Central items not allocated represented a credit of £191 million in 2011, a decline of £439 million compared with 2010.

2010 benefited from c.£300 million of accounting gains on hybrid securities, c.£150 million of which was amortised during 2011.

A VAT recovery of £176 million in 2010 compared with £85 million recovered in 2011.

Business review continued

Non-Core

	2012	2011	2010
	£m	£m	£m
Net interest income	346	863	1,756
Funding costs of rental assets	(102)	(215)	(283)
Net interest income	244	648	1,473
Net fees and commissions	105	(38)	471
Loss from trading activities	(654)	(721)	(31)
Insurance net premium income	—	286	702
Other operating income
- rental income	523	958	1,035
- other (1)	70	55	(896)
Non-interest income	44	540	1,281
Total income	288	1,188	2,754
Direct expenses
- staff	(272)	(375)	(731)
- operating lease depreciation	(246)	(347)	(452)
- other	(163)	(256)	(573)
Indirect expenses	(263)	(317)	(500)
	(944)	(1,295)	(2,256)
(Loss)/profit before insurance net claims and impairment losses	(656)	(107)	498
Insurance net claims	—	(195)	(737)
Impairment losses	(2,223)	(3,919)	(5,476)
Operating loss	(2,879)	(4,221)	(5,715)

Analysis of income/(loss) by business
Banking & portfolios	40	1,465	1,463
International businesses	250	411	778
Markets	(2)	(688)	513
Total income	288	1,188	2,754

Loss from trading activities
Monoline exposures	(205)	(670)	(5)
Credit derivative product companies	(205)	(85)	(139)
Asset-backed products (2)	101	29	235
Other credit exotics	(28)	(175)	77
Equities	(2)	(11)	(17)
Banking book hedges	(38)	(1)	(82)
Other	(277)	192	(100)
	(654)	(721)	(31)

Impairment losses
Banking & portfolios	2,346	3,833	5,328
International businesses	56	82	200
Markets	(179)	4	(52)
Total impairment losses	2,223	3,919	5,476

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) (3)
Banking & portfolios	4.2%	4.9%	5.0%
International businesses	5.1%	3.7%	4.4%
Markets	—	(3.0%)	0.2%
Total	4.2%	4.8%	4.9%

Notes:
(1)	Includes losses on disposals of £14 million for 2012 (2011 - £127 million; 2010 - £504 million).
(2)	Asset-backed products include super asset backed structures and other asset-backed products.
(3)	Includes disposal groups.

Business review continued

	2012	2011	2010
Performance ratios
Net interest margin	0.31%	0.63%	1.02%
Cost:income ratio	nm	109%	82%
Adjusted cost:income ratio (1)	nm	130%	112%
nm = not meaningful
	£bn	£bn	£bn
Capital and balance sheet
Loans and advances to customers (gross) (2)	55.4	79.4	108.4
Loan impairment provisions	(11.2)	(11.5)	(10.3)
Net loans and advances to customers	44.2	67.9	98.1

Total third party assets (excluding derivatives)	57.4	93.7	137.9
Total third party assets (including derivatives)	63.4	104.7	153.9

Risk elements in lending (2)	21.4	24.0	23.4
Provision coverage (3)	52%	48%	44%
Customer deposits (2)	2.7	3.5	6.7
Risk-weighted assets	60.4	93.3	153.7

Gross customer loans and advances
Banking & portfolios	54.5	77.3	104.9
International businesses	0.9	2.0	3.5
Markets	—	0.1	—
	55.4	79.4	108.4

Risk-weighted assets
Banking & portfolios	53.3	64.8	83.5
International businesses	2.4	4.1	5.6
Markets	4.7	24.4	64.6
	60.4	93.3	153.7

Third party assets (excluding derivatives)
Banking & portfolios	51.1	81.3	113.9
International businesses	1.2	2.9	4.4
Markets	5.1	9.5	19.6
	57.4	93.7	137.9

Third party assets (excluding derivatives)	31 December 2011 £bn	Run-off £bn	Disposals/ restructuring £bn	Drawings/ roll overs £bn	Impairments £bn	Foreign exchange £bn	31 December 2012 £bn
Commercial real estate	31.5	(5.0)	(2.2)	0.1	(1.7)	(0.6)	22.1
Corporate	42.2	(7.3)	(9.8)	1.6	(0.4)	(0.8)	25.5
SME	2.1	(1.0)	(0.3)	0.2	—	—	1.0
Retail	6.1	(0.8)	(1.9)	0.1	(0.2)	(0.1)	3.2
Other	1.9	(1.3)	—	—	—	(0.1)	0.5
Markets	9.8	(1.0)	(3.9)	0.3	0.1	(0.2)	5.1
Total (excluding derivatives)	93.6	(16.4)	(18.1)	2.3	(2.2)	(1.8)	57.4
Markets - RBS Sempra Commodities JV	0.1	(0.1)	—	—	—	—	—
Total (4)	93.7	(16.5)	(18.1)	2.3	(2.2)	(1.8)	57.4

Notes:
(1)	Adjusted cost:income ratio represents operating expenses expressed as a percentage of total income after netting insurance claims against income.
(2)	Excludes disposal groups.
(3)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.
(4)	Disposals of £0.2 billion have been signed as at 31 December 2012 but are pending completion (2011 - £0.2 billion; 2010 - £12 billion).

Non-Core continued

Commercial real estate third party assets	2012	2011	2010
	£bn	£bn	£bn
UK (excluding NI)	8.9	11.4	16.7
Ireland (ROI and NI)	5.8	7.7	10.2
Spain	1.4	1.8	1.3
Rest of Europe	4.9	7.9	9.4
USA	0.9	2.2	3.6
RoW	0.2	0.5	1.4
Total (excluding derivatives)	22.1	31.5	42.6

Impairment losses by donating division and sector	2012	2011	2010
	£m	£m	£m
UK Retail
Mortgages	—	5	5
Personal	4	(27)	8
Total UK Retail	4	(22)	13

UK Corporate
Manufacturing and infrastructure	19	76	26
Property and construction	88	224	437
Transport	16	52	3
Financial institutions	(38)	5	69
Lombard	48	75	129
Other	107	96	166
Total UK Corporate	240	528	830

Ulster Bank
Mortgages	—	—	42
Commercial real estate
- investment	288	609	630
- development	611	1,552	1,759
Other corporate	77	173	251
Other EMEA	7	15	52
Total Ulster Bank	983	2,349	2,734

US Retail & Commercial
Auto and consumer	49	58	82
Cards	1	(9)	23
SBO/home equity	130	201	277
Residential mortgages	21	16	4
Commercial real estate	(12)	40	185
Commercial and other	(12)	(3)	17
Total US Retail & Commercial	177	303	588

Markets
Manufacturing and infrastructure	3	57	(290)
Property and construction	623	752	1,296
Transport	199	(3)	33
Telecoms, media and technology	32	68	9
Banking and financial institutions	(58)	(98)	196
Other	18	(19)	14
Total Markets	817	757	1,258

Other
Wealth	1	1	51
Central items	1	3	2
Total Other	2	4	53

Total impairment losses	2,223	3,919	5,476

Business review continued

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector	2012	2011	2010
	£m	£m	£m
UK Retail
Mortgages	—	1.4	1.6
Personal	—	0.1	0.4
Total UK Retail	—	1.5	2.0

UK Corporate
Manufacturing and infrastructure	0.1	0.1	0.3
Property and construction	3.6	5.9	11.4
Transport	3.8	4.5	5.4
Financial institutions	0.2	0.6	0.8
Lombard	0.4	1.0	1.7
Other	4.2	7.5	7.4
Total UK Corporate	12.3	19.6	27.0

Ulster Bank
Commercial real estate
- investment	3.4	3.9	4.0
- development	7.6	8.5	8.4
Other corporate	1.6	1.6	2.2
Other EMEA	0.3	0.4	0.4
Total Ulster Bank	12.9	14.4	15.0

US Retail & Commercial
Auto and consumer	0.6	0.8	2.6
Cards	—	0.1	0.1
SBO/home equity	2.0	2.5	3.2
Residential mortgages	0.4	0.6	0.7
Commercial real estate	0.4	1.0	1.5
Commercial and other	0.1	0.4	0.5
Total US Retail & Commercial	3.5	5.4	8.6

Markets
Manufacturing and infrastructure	3.9	6.6	8.7
Property and construction	12.3	15.3	19.6
Transport	1.7	3.2	5.5
Telecoms, media and technology	0.4	0.7	0.9
Banking and financial institutions	4.7	5.6	12.0
Other	3.7	7.0	9.3
Total Markets	26.7	38.4	56.0

Other
Wealth	—	0.2	0.4
Direct Line Group	—	—	0.2
Central items	—	(0.2)	(1.0)
Total Other	—	—	(0.4)

Gross loans and advances to customers (excluding reverse repurchase agreements)	55.4	79.3	108.2

Business review continued

Non-Core continued
Non-Core third party assets fell to £57 billion, a reduction of £36 billion, or 39%, during the year and an overall reduction of £200 billion, or 78%, since the division was set up. This was achieved through a mixture of disposals, run-off and impairments. By the end of 2012, the Non-Core funded balance sheet was under 7% of the Group’s funded balance sheet compared with 21% when the division was created. Non-Core remains on target to reach its third party asset target of c.£40 billion, a reduction of approximately 85% of its original portfolio, by the end of 2013.

2012 compared with 2011
Third party assets declined by £36 billion, or 39%, largely reflecting disposals of £18 billion and run-off of £16 billion. The disposal of RBS Aviation Capital in Q2 2012 contributed c.£5 billion of this reduction.

Risk-weighted assets were £33 billion lower, principally driven by disposals, run-off and restructuring of existing positions.

An operating loss of £2,879 million was £1,342 million lower than 2011, principally due to lower impairments and expenses, partially offset by lower net interest income following run-off and disposals.

Impairment losses fell by £1,696 million to £2,223 million, with £1,366 million of this reduction from the Ulster Bank portfolio and £269 million from the real estate portfolio.

Income declined by £900 million as continued divestment and run-off reduced net interest income. Rental income was lower following the disposal of RBS Aviation Capital in Q2 2012.

Expenses were £351 million lower, driven by reduced headcount and lower operating lease depreciation, principally following the disposal of RBS Aviation Capital.

Headcount declined by 34% to 3,100 reflecting the divestment activity and run-off across the business.

2011 compared with 2010
Operating loss of £4,221 million in 2011 was £1,494 million lower than the loss recorded in 2010. The continued divestment of Non-Core businesses and portfolios has reduced revenue streams as well as the cost base.

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

Headcount declined by 2,200 (32%) to 4,700 in 2011, largely reflecting the divestment activity in relation to Asia, Non-Core Insurance and RBS Sempra Commodities.

Business review continued

Consolidated balance sheet at 31 December 2012

	2012	2011	2010
	£m	£m	£m
Assets
Cash and balances at central banks	79,290	79,269	57,014
Net loans and advances to banks	29,168	43,870	57,911
Reverse repurchase agreements and stock borrowing	34,783	39,440	42,607
Loans and advances to banks	63,951	83,310	100,518
Net loans and advances to customers	430,088	454,112	502,748
Reverse repurchase agreements and stock borrowing	70,047	61,494	52,512
Loans and advances to customers	500,135	515,606	555,260
Debt securities	157,438	209,080	217,480
Equity shares	15,232	15,183	22,198
Settlement balances	5,741	7,771	11,605
Derivatives	441,903	529,618	427,077
Intangible assets	13,545	14,858	14,448
Property, plant and equipment	9,784	11,868	16,543
Deferred tax	3,443	3,878	6,373
Prepayments, accrued income and other assets	7,820	10,976	12,576
Assets of disposal groups	14,013	25,450	12,484
Total assets	1,312,295	1,506,867	1,453,576

Liabilities
Bank deposits	57,073	69,113	66,051
Repurchase agreements and stock lending	44,332	39,691	32,739
Deposits by banks	101,405	108,804	98,790
Customers deposits	433,239	414,143	428,599
Repurchase agreements and stock lending	88,040	88,812	82,094
Customer accounts	521,279	502,955	510,693
Debt securities in issue	94,592	162,621	218,372
Settlement balances	5,878	7,477	10,991
Short positions	27,591	41,039	43,118
Derivatives	434,333	523,983	423,967
Accruals, deferred income and other liabilities	14,801	23,125	23,089
Retirement benefit liabilities	3,884	2,239	2,288
Deferred tax	1,141	1,945	2,142
Insurance liabilities	—	6,312	6,794
Subordinated liabilities	26,773	26,319	27,053
Liabilities of disposal groups	10,170	23,995	9,428
Total liabilities	1,241,847	1,430,814	1,376,725

Non-controlling interests	2,318	1,234	1,719
Owners’ equity	68,130	74,819	75,132
Total equity	70,448	76,053	76,851

Total liabilities and equity	1,312,295	1,506,867	1,453,576

Business review continued

Commentary on consolidated balance sheet
2012 compared with 2011
Total assets of £1,312.3 billion at 31 December 2012 were down £194.6 billion, 13%, compared with 31 December 2011. This was principally driven by a decrease in loans and advances to banks and customers led by Non-Core disposals and run off, decreases in debt securities and the continuing reduction in the mark-to-market value of derivatives.

Loans and advances to banks decreased by £19.4 billion, 23%, to £64.0 billion. Excluding reverse repurchase agreements and stock borrowing (‘reverse repos’), down £4.7 billion, 12%, to £34.8 billion, bank placings declined £14.7 billion, 34%, to £29.2 billion.

Loans and advances to customers declined £15.5 billion, 3%, to £500.1 billion. Within this, reverse repurchase agreements were up £8.6 billion, 14%, to £70.0 billion. Customer lending decreased by £24.0 billion, 5%, to £430.1 billion, or £22.6 billion to £451.2 billion before impairments. This reflected reductions in Non-Core of £22.6 billion, along with declines in International Banking, £14.3 billion, UK Corporate, £2.9 billion, Markets, £1.0 billion and Ulster Bank, £0.7 billion, together with the effect of exchange rate and other movements, £4.7 billion. These were partially offset by the transfer from disposal groups of £18.9 billion of customer balances relating to the UK branch-based businesses, together with underlying growth in UK Retail, £2.6 billion, US Retail & Commercial, £1.9 billion and Wealth, £0.2 billion.

Debt securities were down £51.6 billion, 25%, to £157.4 billion, driven mainly by reductions within Markets and Group Treasury in holdings of UK and Eurozone government securities and financial institution bonds.

Settlement balance assets and liabilities decreased £2.0 billion to £5.7 billion and £1.6 billion to £5.9 billion respectively reflecting the overall reduction in the size of the balance sheet.

Movements in the value of derivative assets, down £87.7 billion, 17%, to £441.9 billion, and liabilities, down £89.7 billion, 17%, to £434.3 billion, primarily reflect decreases in interest rate and credit derivative contracts, together with the effect of currency movements, with Sterling strengthening against both the US dollar and the Euro.

Intangible assets decreased £1.3 billion, 9%, to £13.5 billion, primarily as a result of write-down of the Direct Line Group goodwill, £0.4 billion, and the transfer of the remaining £0.5 billion of goodwill together with £0.2 billion of other intangible assets to assets of disposal groups at 31 December 2012.

Property, plant and equipment decreased by £2.1 billion, 18%, to £9.8 billion driven largely by the disposal of investment property in Non-Core.

The decrease in assets and liabilities of disposal groups, down £11.4 billion, 45%, to £14.0 billion, and £13.8 billion, 58%, to £10.2 billion respectively, primarily reflects the removal of the UK branch-based businesses from disposal groups following Santander’s withdrawal from the purchase, together with the disposal of RBS Aviation Capital in the second quarter. These were partly offset by the transfer to disposal groups of Direct Line Group at 31 December 2012.

Deposits by banks decreased £7.4 billion, 7%, to £101.4 billion, with a decrease in inter-bank deposits, down £12.0 billion, 17%, to £57.1 billion. This was partly offset by an increase in repurchase agreements and stock lending (‘repos’), up £4.6 billion, 12%, to £44.3 billion, improving the Group’s mix of secured and unsecured funding.

Customer accounts increased £18.3 billion, 4%, to £521.3 billion. Within this, repos decreased £0.8 billion, 1%, to £88.0 billion. Excluding repos, customer deposits were up £19.1 billion, 5%, at £433.2 billion, primarily reflecting the transfer from disposal groups of £21.5 billion of customer accounts relating to the UK branch-based businesses together with underlying increases in UK Retail, £6.0 billion, International Banking, £2.0 million, US Retail & Commercial, £1.8 billion, UK Corporate, £0.8 billion, Ulster Bank, £0.7 billion and Wealth, £0.7 billion. This was partially offset by decreases in Markets, £9.7 billion, and Non-Core, £0.9 billion, together with exchange and other movements £3.8 billion.

Debt securities in issue decreased £68.0 billion, 42%, to £94.6 billion reflecting the maturity of the remaining notes issued under the UK Government’s Credit Guarantee Scheme, £21.3 billion, the repurchase of bonds and medium term notes as a result of the liability management exercise completed in September 2012, £4.4 billion, and the continuing reduction of commercial paper and medium term notes in issue in line with the Group’s strategy.

Short positions were down £13.4 billion, 33%, to £27.6 billion mirroring decreases in debt securities.

Retirement benefit liabilities increased by £1.6 billion, 73%, to £3.9 billion with net actuarial losses of £2.3 billion on the Group's defined benefit pension schemes, primarily arising from significant reductions in the real discount rates in the Sterling, Euro and US dollar currency zones. These were partially offset by the £0.6 billion excess of employer contributions paid over the current year pension charge.

Insurance liabilities of £6.2 billion relating to Direct Line Group were transferred to liabilities of disposal groups at 31 December 2012.

Subordinated liabilities increased by £0.5 billion, 2% to £26.8 billion, primarily as a result of the net increase in dated loan capital. Issuances of £1.4 billion and redemptions of £0.3 billion were partly offset by a net decrease of £0.6 billion arising from the liability management exercise completed in March 2012, which consisted of redemptions of £3.4 billion offset by the issuance of £2.8 billion new loan capital.

Non-controlling interests increased by £1.1 billion, 88%, to £2.3 billion, predominantly due to the sale of 34.7% of the Group’s investment in Direct Line Group during the fourth quarter.

Owner’s equity decreased by £6.7 billion, 9%, to £68.1 billion, driven by the £6.0 billion attributable loss for the period together with movements in foreign exchange reserves, £0.9 billion, the recognition of actuarial losses in respect of the Group’s defined benefit pension schemes, net of tax, £1.9 billion, and other reserve movements of £0.2 billion. Partially offsetting these reductions were gains in available-for-sale reserves, £0.6 billion, and cash flow hedging reserves, £0.8 billion, share capital and reserve movements in respect of employee share schemes, £0.8 billion and other share issuances of £1.0 billion.

Business review continued

Commentary on consolidated balance sheet
2011 compared with 2010
Total assets of £1,506.9 billion at 31 December 2011 were up £53.3 billion, 4%, compared with 31 December 2010. This principally reflects an increase in cash and balances at central banks and the mark-to-market value of derivatives in Markets, partly offset by decreases in debt securities and equity shares and the continuing disposal and run-off of Non-Core assets.

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

Loans and advances to customers were down £39.7 billion, 7%, to £515.6 billion. Within this, reverse repurchase agreements were up £9.0 billion, 17%, to £61.5 billion. Customer lending decreased by £48.7 billion, 10%, to £454.1 billion or £46.9 billion, 9%, to £473.9 billion before impairment provisions. This reflected the transfer to disposal groups of £19.5 billion of customer balances relating to the UK branch-based businesses. There were also planned reductions in Non-Core of £28.1 billion, together with declines in International Banking, £4.7 billion, UK Corporate, £3.0 billion and Ulster Bank, £2.0 billion, together with the effect of exchange rate and other movements, £1.9 billion. These were partially offset by growth in Markets, £6.4 billion, Wealth, £0.8 billion, UK Retail, £2.3 billion and US Retail & Commercial, £2.8 billion.

Debt securities were down £8.4 billion, 4%, to £209.1 billion driven mainly by a reduction in holdings of government and financial institution bonds in Markets and Group Treasury.

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

Customer accounts fell £7.7 billion, 2%, to £503.0 billion. Within this, repos increased £6.7 billion, 8%, to £88.8 billion. Excluding repos, customer deposits were down £14.4 billion, 3%, to £414.1 billion, reflecting the transfer to disposal groups of £21.8 billion of customer accounts relating to the UK branch-based businesses. This was partly offset by the net effect of growth in International Banking, £1.7 billion, UK Corporate, £1.8 billion, UK Retail, £5.8 billion, US Retail & Commercial, £0.5 billion and Wealth, £1.8 billion, together with exchange rate and other movements of £0.5 billion and declines in Markets, £1.1 billion, Ulster Bank, £0.8 billion and Non-Core, £2.9 billion.

Debt securities in issue were down £55.8billion, 26% to £162.6 billion driven by reductions in the level of certificates of deposit and commercial paper in Markets and Group Treasury.

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

Business review continued

Cash flow
	2012	2011	2010
	£m	£m	£m
Net cash flows from operating activities	(45,113)	3,325	19,291
Net cash flows from investing activities	27,175	14	3,351
Net cash flows from financing activities	2,017	(1,741)	(14,380)
Effects of exchange rate changes on cash and cash equivalents	(3,893)	(1,473)	82
Net (decrease)/increase in cash and cash equivalents	(19,814)	125	8,344

2012
The major factors contributing to the net cash outflow from operating activities of £45,113 million were the decrease of £48,736 million in operating assets and liabilities, the net operating loss before tax of £5,276 million from continuing and discontinued operations, loans and advances written off net of recoveries of £3,925 million and other non-cash items of £1,491 million. These were partially offset by the elimination of foreign exchange differences of £7,140 million, provisions for impairment losses of £5,283 million and depreciation and amortisation of £1,854 million.

Net cash inflows from investing activities of £27,175 million related to the net inflows from sales of securities of £26,092 million, the sale of property, plant and equipment of £2,215 million and investments in business interests and intangible assets of £352 million offset by net cash outflows from the purchase of property, plant and equipment of £1,484 million.

Net cash inflows from financing activities of £2,017 million relate primarily to the issue of subordinated liabilities of £2,093 million and proceeds of non-controlling interests issued of £889 million partly offset by interest paid on subordinated liabilities of £746 million and dividends paid of £301 million.

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

	2012	2011	2010	2009	2008
	£m	£m	£m	£m	£m
Capital base
Tier 1 capital	57,135	56,990	60,124	76,421	69,847
Tier 2 capital	12,152	8,546	9,897	15,389	32,223
Tier 3 capital	—	—	—	—	260
	69,287	65,536	70,021	91,810	102,330
Less: Supervisory deductions	(2,487)	(4,828)	(4,732)	(4,565)	(4,155)
Total regulatory capital	66,800	60,708	65,289	87,245	98,175

Risk-weighted assets
Credit risk	323,200	344,300	385,900	513,200	551,300
Counterparty risk	48,000	61,900	68,100	56,500	61,100
Market risk	42,600	64,000	80,000	65,000	46,500
Operational risk	45,800	37,900	37,100	33,900	36,900
	459,600	508,100	571,100	668,600	695,800
Asset Protection Scheme relief	—	(69,100)	(105,600)	(127,600)	n/a
	459,600	439,000	465,500	541,000	695,800

Risk asset ratios	%	%	%	%	%
Core Tier 1	10.3	10.6	10.7	11.0	6.6
Tier 1	12.4	13.0	12.9	14.1	10.0
Total	14.5	13.8	14.0	16.1	14.1

It is the Group's policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the Group has regard to the supervisory requirements of the Financial Services Authority (FSA). The FSA uses Risk Asset Ratio (RAR) as a measure of capital adequacy in the UK banking sector, comparing a bank's capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are 'weighted' to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a Tier 1 component of not less than 4%. At 31 December 2012, the Group's total RAR was 14.5% (2011 - 13.8%) and the Tier 1 RAR was 12.4% (2011 -13.0%). For further information refer to Balance sheet management: Capital management on pages 86 to 95.

Business review continued

Analysis of balance sheet pre and post disposal groups
In accordance with IFRS 5 assets and liabilities of disposal groups are presented as a single line on the face of the balance sheet. As allowed by IFRS, disposal groups are included within risk measures in the Risk and balance sheet management section.

	2012			2011			2010
	Balance sheet	Disposal groups (1)	Gross of disposal groups	Balance sheet	Disposal groups (2)	Gross of disposal groups	Balance sheet	Disposal groups (3)	Gross of disposal groups
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	79,290	18	79,308	79,269	127	79,396	57,014	184	57,198
Net loans and advances to banks	29,168	2,112	31,280	43,870	87	43,957	57,911	651	58,562
Reverse repurchase agreements and stock borrowing	34,783	—	34,783	39,440	—	39,440	42,607	—	42,607
Loans and advances to banks	63,951	2,112	66,063	83,310	87	83,397	100,518	651	101,169
Net loans and advances to customers	430,088	1,863	431,951	454,112	19,405	473,517	502,748	5,013	507,761
Reverse repurchase agreements and stock borrowing	70,047	—	70,047	61,494	—	61,494	52,512	—	52,512
Loans and advances to customers	500,135	1,863	501,998	515,606	19,405	535,011	555,260	5,013	560,273
Debt securities	157,438	7,186	164,624	209,080	—	209,080	217,480	—	217,480
Equity shares	15,232	5	15,237	15,183	5	15,188	22,198	20	22,218
Settlement balances	5,741	—	5,741	7,771	14	7,785	11,605	555	12,160
Derivatives	441,903	15	441,918	529,618	439	530,057	427,077	5,148	432,225
Intangible assets	13,545	750	14,295	14,858	15	14,873	14,448	—	14,448
Property, plant and equipment	9,784	223	10,007	11,868	4,749	16,617	16,543	18	16,561
Deferred tax	3,443	—	3,443	3,878	—	3,878	6,373	—	6,373
Other financial assets	—	924	924	1,309	—	1,309	1,306	—	1,306
Prepayments, accrued income and other assets	7,820	742	8,562	9,667	456	10,123	11,270	704	11,974
Assets of disposal groups	14,013	(13,838)	175	25,450	(25,297)	153	12,484	(12,293)	191
Total assets	1,312,295	—	1,312,295	1,506,867	—	1,506,867	1,453,576	—	1,453,576

Liabilities
Bank deposits	57,073	1	57,074	69,113	1	69,114	66,051	266	66,317
Repurchase agreements and stock lending	44,332	—	44,332	39,691	—	39,691	32,739	—	32,739
Deposits by banks	101,405	1	101,406	108,804	1	108,805	98,790	266	99,056
Customer deposits	433,239	753	433,992	414,143	22,610	436,753	428,599	2,267	430,866
Repurchase agreements and stock lending	88,040	—	88,040	88,812	—	88,812	82,094	—	82,094
Customer accounts	521,279	753	522,032	502,955	22,610	525,565	510,693	2,267	512,960
Debt securities in issue	94,592	—	94,592	162,621	—	162,621	218,372	—	218,372
Settlement balances	5,878	—	5,878	7,477	8	7,485	10,991	907	11,898
Short positions	27,591	—	27,591	41,039	—	41,039	43,118	—	43,118
Derivatives	434,333	7	434,340	523,983	126	524,109	423,967	5,042	429,009
Accruals, deferred income and other liabilities	14,801	2,679	17,480	23,125	1,233	24,358	23,089	925	24,014
Retirement benefit liabilities	3,884	—	3,884	2,239	—	2,239	2,288	—	2,288
Deferred tax	1,141	—	1,141	1,945	—	1,945	2,142	—	2,142
Insurance liabilities	—	6,193	6,193	6,312	—	6,312	6,794	—	6,794
Subordinated liabilities	26,773	529	27,302	26,319	—	26,319	27,053	—	27,053
Liabilities of disposal groups	10,170	(10,162)	8	23,995	(23,978)	17	9,428	(9,407)	21
Total liabilities	1,241,847	—	1,241,847	1,430,814	—	1,430,814	1,376,725	—	1,376,725

For the notes to this table refer to the following page.

Business review continued

Analysis of balance sheet pre and post disposal groups continued

	2012			2011			2010
	Balance sheet	Disposal groups (1)	Gross of disposal groups	Balance sheet	Disposal groups (2)	Gross of disposal groups	Balance sheet	Disposal groups (3)	Gross of disposal groups
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Selected financial data
Gross loans and advances to customers	451,224	1,875	453,099	473,872	20,196	494,068	520,803	5,049	525,852
Customer loan impairment provisions	(21,136)	(12)	(21,148)	(19,760)	(791)	(20,551)	(18,055)	(36)	(18,091)
Net loans and advances to customers	430,088	1,863	431,951	454,112	19,405	473,517	502,748	5,013	507,761

Gross loans and advances to banks	29,282	2,112	31,394	43,993	87	44,080	58,038	651	58,689
Bank loan impairment provisions	(114)	—	(114)	(123)	—	(123)	(127)	—	(127)
Net loans and advances to banks	29,168	2,112	31,280	43,870	87	43,957	57,911	651	58,562

Total loan impairment provisions	(21,250)	(12)	(21,262)	(19,883)	(791)	(20,674)	(18,182)	(36)	(18,218)

Customer REIL	40,993	13	41,006	40,708	1,549	42,257	38,453	53	38,506
Bank REIL	134	—	134	137	—	137	145	—	145
REIL	41,127	13	41,140	40,845	1,549	42,394	38,598	53	38,651

Gross unrealised gains on debt securities	3,946	230	4,176	4,978	—	4,978	2,595	—	2,595
Gross unrealised losses on debt securities	(1,832)	(15)	(1,847)	(3,408)	—	(3,408)	(4,097)	—	(4,097)

Notes:
(1)	Primarily Direct Line Group.
(2)	Primarily UK branch-based businesses, RBS Aviation Capital, sold in 2012, and remainder of RBS Sempra Commodities JV.
(3)	Primarily RBS Sempra Commodities JV, Non-Core project finance assets and certain interests in Latin America, Europe and the Middle East.

Business review Risk and balance sheet management

68	Our business and our strategy
68	Strategic risk objectives
72	Risk appetite and risk governance
86	Capital management
96	Liquidity, funding and related risks
116	Credit risk
153	Balance sheet analysis
201	Market risk
211	Country risk
240	Other risks

Business review Risk and balance sheet management continued

Strategic risk objectives
68	Our business and our strategy
68	Strategic risk objectives
68	Key developments
69	Top and emerging risk scenarios

Business review Risk and balance sheet management continued

Our business and our strategy
Our approach to risk management
Except as otherwise indicated by an asterisk (*), the information in the Risk and balance sheet management section (pages 66 to 252) is within the scope of the Independent auditor’s report.

In the balance sheet, all assets and liabilities of disposal groups are presented as a single line. In the risk and balance sheet management section, balances and exposures relating to disposal groups are included within risk measures for all periods presented. Refer to pages 64 and 65 for analysis of balance sheet pre and post disposal groups.

Strategic risk objectives*
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

Given this central aim, in 2009 the Group Board set out four key strategic objectives, aligned to the Group’s Strategic Plan. These are to:

•	Maintain capital adequacy: to ensure that the Group has sufficient capital resources to meet regulatory requirements and to cover the potential for unexpected losses in its asset portfolio;

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

We set risk appetite at Group level. This establishes the level and type of risks that we are able and willing to take to meet our strategic objectives and our wider obligations to stakeholders. We cascade and embed this risk appetite across the Group, allowing:

•	each business to understand its acceptable levels of risk; and

•	commercial strategies to be aligned with the use of available financial resources.

By setting a clear risk appetite and embedding a strong risk culture throughout our businesses, we can identify, measure and control risk exposures and respond effectively to shocks.

Key developments
In 2012, the Group continued to strengthen its approach to risk management amidst a challenging and ever-changing external environment. Areas of progress included:

•	reducing exposures in line with the objective of being safe and sustainable;

•	improving the quality of data, including forward-looking measures;

•	developing a framework for the effective management of conduct risk;

•	strengthening the credit risk and country risk appetite and management frameworks and ensuring consistent application across the Group; and

•	further realigning the Group Policy Framework to the business model and continuing assurance.

This is how the Group brings the Strategic Plan to life in the management of risk.

More detailed discussions on how the Group strengthened its approach to risk management in 2012 and the areas of focus going forward is contained within the relevant sub-sections on the following pages.

*unaudited

Business review Risk and balance sheet management continued

Strategic risk objectives* continued
Top and emerging risk scenarios*
As part of its risk management process, the Group identifies and monitors its top and emerging risk scenarios. Such risk scenarios are those the materialisation of which would lead to a significant unexpected negative outcome, thereby causing the Group as a whole or a particular division to fail to meet one or more strategic risk objectives. In assessing the potential impact of risk materialisation, the Group takes into account both financial and reputational considerations.

Although management is concerned with a range of risk scenarios, a relatively small number attracted particular attention from senior management during the past year. These can be grouped into three broad categories:

•	Macro-economic risks.

•	Regulatory and legal risks.

•	Risks related to the Group’s operations.

In addition, further information on these and other risks facing the Group appears in the discussion of Risk Factors on pages 459 to 471.

Descriptions of top and emerging risks are provided below:

Macro-economics risks

(i) Increased defaults in sectors to which the Group has concentrated exposure, particularly commercial real estate
The Group has concentrated lending exposure to several sectors, most notably commercial real estate, giving rise to the risk of losses and reputational damage from unexpectedly high defaults. Another sector to which the Group has concentrated lending exposure is shipping. Several of the Group’s businesses are exposed to these sectors, principally Non-Core, Ulster Bank and UK Corporate.

Impact on the Group
•
If borrowers are unable to refinance existing debt, they may default. Further, if the value of collateral they have provided continues to decline, the resulting impairments may be larger than expected. In addition, as other lenders seek to sell assets, the Group may find it more difficult to meet its own targets for a reduction in its exposure to certain sectors.

Mitigants
•
The Group is mitigating its risks by monitoring exposures carefully and achieving reductions through a combination of repayments, roll-offs and asset sales whenever possible. In addition, it has placed limits on the origination of new business of this type.

(ii) The risk of a eurozone event
Europe was of concern throughout the year owing to a combination of slow growth in major economies and negative growth in peripheral countries labouring under high public debt burdens. As a result, several risks might materialise, including the default of one or more eurozone sovereigns, the exit from the eurozone of one or more member countries or the redenomination of the currency of a eurozone country followed by the devaluation of that country’s currency. Although the Group’s direct exposure to most peripheral eurozone countries is modest, it has material exposure to Ireland through its ownership of Ulster Bank.  In addition, it has material exposure to core eurozone countries such as Germany, the Netherlands, France and, to a lesser extent, Italy. Details of the Group’s eurozone exposures appear on pages 215 to 239. All divisions are affected by this risk.

Impact on the Group
•
If a peripheral eurozone sovereign defaults on its debt, the Group could experience unexpected impairments, either as a result of its exposure to the sovereign or as a result of its exposure to financial institutions or corporations located in that country.

•
If one or more sovereigns exit the eurozone, credit ratings for eurozone borrowers more broadly may be downgraded, resulting in increases in credit spreads and decreases in security values, giving rise to market value losses.

•
If one or more peripheral eurozone sovereigns redenominates its currency, resulting in a devaluation, the Group could experience losses to the extent that its exposures to these sovereigns are not funded by liabilities that similarly redenominate.

Mitigants
The Group has taken a number of steps to mitigate the impact of these risks.

•
To mitigate the impact of a eurozone sovereign default, the Group has reduced its exposures to peripheral eurozone countries. To mitigate the impact of the exit from the eurozone of one or more countries, and the sovereign ratings downgrade that would likely result, the Group has extended its limit control framework to include all eurozone countries.

•
Finally, to mitigate the impact of redenomination, the Group has reduced exposures and sought where possible to reduce mismatches between the currencies in which assets and liabilities are denominated.

(iii) The risk of a more severe or protracted economic downturn
Following the financial crisis of 2007, economies in the UK, Europe and the US have struggled to recover and return to growth. An unexpectedly severe downturn could result from economic weakness in the emerging markets of Asia, spreading to the US, the UK and Europe. A slowdown in or reversal of economic growth could undermine the austerity plans of the UK and other countries in Europe. The risk to the UK is of particular concern. While all divisions are potentially affected, those most at risk include UK Corporate, UK Retail, Markets, Non-Core and Ulster Bank.

*unaudited

Business review Risk and balance sheet management continued

Impact on the Group
•
If the UK experiences an unexpectedly severe economic downturn, the Group is exposed to the risk of losses largely as a result of increased impairments in its retail and commercial businesses in the UK. Its investment banking activities in the UK could also be adversely affected.

•
A worsening of the already difficult economic environment in Ireland could result in increased impairments in Ulster Bank. In addition, it could make the sale or refinancing of related exposures in Non-Core more difficult, slowing progress towards the elimination of these exposures.

Mitigants
•
To mitigate the risk, the Group actively monitors its risk positions with respect to country, sector, counterparty and product relative to risk appetite, placing exposures on Watch and subjecting them to greater scrutiny. In addition, the Group reduces exposures when appropriate and practicable.

(iv) An increase in the Group’s obligations to support pension schemes
The Group has established various pension schemes, thereby incurring certain obligations as sponsor of these schemes. All of the Group’s businesses are exposed to this risk.

•
If the value of the pension scheme assets is not adequate to fund pension scheme liabilities, the Group may be required to set aside additional capital in support of the schemes. The amount of additional capital that may be required depends on the size of the shortfall when the assets are valued. However, as asset values are lower and liabilities higher than they were when the fund was last valued, an increase in capital required is a possibility.

•
In addition, the Group may be required to increase its cash contributions to the schemes. Similarly, the amount of additional cash contributions that may be required depends on the size of the shortfall when the assets are valued. If interest rates fall further, the value of the schemes’ assets may decline as the value of their liabilities increases, leading to the need to increase cash contributions still further.

Mitigants
•
In order to mitigate the risk, the Group has taken a number of steps, including changing the terms of its pension schemes to reduce the rate at which liabilities are increasing. These include: capping the growth rate of pensionable salary at two percent, and changing the retirement age to 65 with same contributions, with the option for individuals to retire at age 60 and pay an extra five percent of their salary to fund it.

Regulatory and legal risks

(i) A failure to demonstrate compliance with existing regulatory requirements related to conduct
The Group is subject to regulation governing the conduct of its business activities. For example, it must ensure that it sells its products and services only to informed and suitable customers and handles complaints efficiently and effectively. This risk affects all divisions.

Impact on the Group
•
If the Group sells unsuitable products and services to customers or if the sales process is flawed, it may incur regulatory censure, including fines. In addition, it may suffer serious reputational damage.

•
If the Group fails to handle customer complaints appropriately, it may incur regulatory censure, including fines. In addition, it may incur increased costs as it investigates these complaints and compensates customers. Further, it may suffer serious reputational damage.

Mitigants
In order to mitigate these risks, the Group has taken a number of steps:

•	In order to mitigate the risk of mis-selling, affected divisions are exiting some businesses and improving staff training and controls in others.

•	In order to improve the handling of customer complaints, divisions have detailed action plans in place to meet or exceed customer and regulatory requirements and address known shortcomings.

(ii) A failure to demonstrate compliance with other existing regulatory requirements
The Group is also subject to regulation governing its business activities more broadly. For example, it is required to take the steps necessary to ensure that it complies with rules in place to prevent money laundering, bribery and other forms of unlawful activity. It is also required to comply with certain regulations regarding the timely provision of banking services to customers. This risk affects all divisions.

Impact on the Group
•	If the Group sells products and services to sanctioned individuals or groups, it may expose itself to the risk of litigation as well as regulatory censure. Its reputation would also suffer materially.

•	If the Group, as a result of a systems failure, is unable to provide banking services to customers, it may incur regulatory fines and censure as well as suffer significant reputational damage.

*unaudited

Business review Risk and balance sheet management continued

Strategic risk objectives*: Top and emerging risk scenarios continued
Mitigants
•
The Group is in the process of installing a new global client screening program, the objective of which is to prevent the inadvertent provision of products and services to sanctioned individuals or groups.

•	The Group has also established and is implementing a plan to enhance the resilience of information technology and payment processing systems.

(iii) Losses or reputational damage arising from litigation
Given its diverse operations, the Group is exposed to the risk of litigation. For example, during the course of 2012, it was the subject of investigations into its activities in respect of LIBOR as well as securitisation. This risk affects all of the Group’s divisions.

Impact on the Group
•
As a result of litigation, the Group may incur fines, suffer reputational damage, or face limitations on its ability to operate. In the case of LIBOR, the Group reached settlements with the Financial Services Authority, the Commodity Futures Trading Association and the US Department of Justice. It continues to cooperate with other governmental and regulatory authorities in relation to LIBOR investigations; the probable outcome is that the Group will incur additional financial penalties at the conclusion of these investigations.

Mitigants
•	The Group defends claims against it to the best of its ability.

(iv) A failure to demonstrate compliance with new requirements arising from structural reform
In addition to existing regulation, the Group will be subject to new regulation arising from structural reform. For example, legislation creating the Single European Payment Area (SEPA) will require the Group to develop and implement the infrastructure necessary to effect domestic and cross border payments. This risk affects Markets, International Banking and Ulster Bank in particular.

Impact on the Group
•
Compliance with the regulation will require substantial changes in the Group’s systems. As a result, the Group may not be able to meet the deadline for implementation, giving rise to the risk of regulatory fines and censure. In addition, as such a failure would affect customers, it could also have a material negative impact on the Group’s reputation.

Mitigants
•	The Group has a project in train to design, develop and deliver the required systems changes.

Risks related to the Group’s operations

(i) A failure of information technology systems
The Group relies on information technology systems to service its customers, giving rise to the risk of losses and significant reputational damage should one or more of these systems fail. The risks of an information technology system failure affects all of the Group’s businesses.

Impact on the Group
•	A failure could prevent the Group from making or receiving payments, processing vouchers or providing other types of services to its customers.

•	A failure could also prevent the Group from managing its liquidity position, giving rise to the risk of illiquidity.

•	A lack of management information could lead to an inadvertent breach of regulations governing capital or liquidity.

•	A failure could also leave the Group vulnerable to cyber crime. The Group is also exposed to this risk indirectly, through outsourcing arrangements with third parties.

Mitigants
•
The Group has developed a risk appetite framework to manage these risks and is implementing a plan to bring its risk position within risk appetite by improving batch processing through process redesign and simplification. The Group expects these investments to result in improvements over the course of 2013 and 2014.

(ii) A failure of operational controls
The Group is exposed to the risk of losses arising from a failure of supervisory controls to prevent a deviation from procedures. An example of such a deviation is an unauthorised trading event. Should existing controls prove inadequate, one or more individuals may expose the Group to risks far in excess of its approved risk appetite. While all divisions are exposed to this risk to some degree, Markets is particularly at risk.

Impact on the Group
•
If one or more individuals deviate from procedures, the Group may take excessively large positions. If market prices change adversely, the Group may incur losses. Such losses may be substantial if the positions themselves are very large relative to the relevant market.

Mitigants
•	Markets has developed a plan for addressing identified weaknesses, has benchmarked it against those of its peers and is implementing it.

*unaudited

Business review Risk and balance sheet management continued

Risk appetite and risk governance
73	Risk appetite
75	Risk organisation
76	Risk governance
80	Stress testing
81	Risk coverage

Business review Risk and balance sheet management continued

Risk appetite and risk governance
Risk appetite*
Risk appetite is both a key business tool and an integral part of RBS’s enterprise-wide approach to risk management. It is aligned with the Group’s strategic objectives, helping to strike an optimal balance between building a sustainable risk profile and creating long-term value for the Group’s customers, investors and wider stakeholders. The risk appetite framework is designed to ensure that each business can withstand significant deteriorations in economic and market conditions.

The Group’s risk appetite is set and owned by the Group Board. It identifies and establishes the level and type of risks that RBS is able and willing to take in order to:

•
meet its strategic objectives - the Group’s Strategic Plan is built on the core foundations of serving its customers well, building a sustainable risk profile and creating long-term value for its shareholders; and

•
meet its wider obligations to stakeholders - a bank that is safe and sound and puts serving customers at the heart of its thinking should also perform well for its owners, employees, regulators and communities.

Risk appetite is cascaded and embedded across the Group. It provides a greater understanding of the acceptable levels of risk for each business, aligning commercial strategies with the use of scarce financial resources, such as capital and funding. It provides a solid platform from which RBS can focus on its key business strengths and competitive advantages over the long term.

Delivering a sustainable and conservative risk profile
Risk appetite starts with the tone from the top (i.e. the strategic goals and risk philosophy set by the Group Board) and is cascaded through key targets, limits and risk tolerances that influence decision making from enterprise-wide to transactional level.

A strong risk culture is a key part of ensuring risk appetite is effectively embedded across the Group. The link between risk appetite and strategic objectives encourages people at all levels of the business to think about risk, how they apply it and how they manage it. It incorporates the quantitative and qualitative aspects of risk, and uses both absolute and relative risk measures.

The risk appetite framework is based upon four main pillars:

•
Risk envelope metrics - RBS has set sustainable business goals over a medium-term horizon (including a target for the capital ratio, leverage ratio, loan:deposit ratio, liquidity portfolio and use of wholesale funding. These effectively set the broad boundaries within which the Group operates. The Non-Core division also acts as a primary driver for reducing risk and the size of the balance sheet.

•
Quantitative risk appetite targets - Risk appetite is also aligned to potential risk exposures and vulnerabilities under severe but plausible stress conditions. Quantitative targets, under stress conditions, are set around the Group’s strategic risk objectives (refer to page 68).

•
Qualitative risk appetite targets - The third strategic risk objective of maintaining stakeholder confidence covers qualitative aspects relating to the culture of risk management and controls and meeting stakeholder expectations. Risk appetite is based around identified expectations across a range of stakeholders (e.g. customers, employees, investors and the general public) and is closely aligned with key risk policies and controls (e.g. the Group Policy Framework, conduct risk, reputational risk).

•
Risk control frameworks and limits - Risk control frameworks set granular tolerances and limits for material risk types (e.g. credit risk, market risk, conduct risk and operational risk) that are used to manage risk on a day-to-day basis. These limits support and are required to be consistent with the high-level risk appetite targets.

The framework is supported by a programme of communication, engagement and training rolled out across the Group to engender a wide understanding of the purpose and value of an effective risk appetite.

The Group Policy Framework (see following section) directly supports the qualitative aspects of risk appetite, helping to rebuild and maintain stakeholder confidence in the Group’s risk control and governance. This integrated approach ensures that an appropriate standard of control is set for each of the material risks the Group faces, with an effective assurance process put in place to monitor and report on performance.

Risk appetite has its own policy standard within the Group Policy Framework that sets out clear roles and responsibilities to measure, cascade and report performance against risk appetite, and to provide assurances that business is being conducted within approved risk limits and tolerances.

The Board Risk Committee reviews the framework and its targets on a regular basis to ensure they remain aligned to strategic objectives, business performance, emerging risks and changes in the external environment.

*unaudited

Business review Risk and balance sheet management continued

Creating sustainable value within risk appetite
Risk appetite supports value creation delivered in a safe and sustainable way. It is embedded within the annual planning and budgeting process. Business strategies are designed on the basis of key value drivers (e.g. regulatory framework, customer franchises, internal control framework, incentives) and whether they fit within agreed risk appetite boundaries.

A range of different but complementary tools have been developed to measure whether strategic plans are consistent with risk appetite, to test broader ‘what if’ questions and to assess the impact of changes in key assumptions:

•
Integrated stress testing - (refer to page 80) assesses how earnings, capital and funding positions change under an unfavourable, yet plausible, scenario. Stress scenarios can differ by theme, geographical location or severity.

•	Economic capital - provides complementary insights, with a breadth of understanding of risk profile changes and ‘tail risks’ across millions of different modelled scenarios.

•
Sensitivity analysis - provides ‘ready reckoners’ around changes in key variables. It offers a high-level view on questions such as ‘what if GDP worsened by a further 1%?’, identifying certain tipping points where the Group’s risk profile moves outside its risk appetite.

Effective processes for reporting the results have also been developed, presenting the Board and senior management with a holistic and dynamic view of key risk exposures.

Group Policy Framework*
Achieving and sustaining a robust control framework comparable to those of the Group’s strongest international peers is critical to achieving the successful delivery of the Group’s risk objectives.

The Group Policy Framework (GPF), introduced in 2009, supports this goal by providing a consistent and structured overarching framework for conduct, control and governance. It provides clear guidance and controls on how the Group does business, linked to its risk appetite, its business conduct and compliance responsibilities, and its focus on delivering a control environment consistent with best practice against relevant external benchmarks.

The GPF and related initiatives aim to ensure that:

•	The Group has ethical principals and clear control standards to identify the risks it faces to support effective risk management and meet regulatory and legal requirements;

•	Policies are followed across the Group and compliance can be clearly evidenced, assessed and reported by line management;

•	The control environment is monitored and overseen through good governance.

Communication and training programmes ensure staff are aware of their own responsibilities. Policy standard owners and sponsors review their policies on a regular basis, documenting identified shortfalls and addressing them within an agreed time frame.

In 2011, a number of key enhancements were delivered including the following:

•	The Group’s policy standards were rewritten to ensure they clearly express the existing mandatory controls required to mitigate the key risks the Group faces;

•	All of the Group’s policy standards were externally benchmarked; and

•	For each policy standard, appropriate risk-based assurance activity was introduced to ensure each division is appropriately controlled and compliance with policy can be demonstrated.

During 2012, the scope of the GPF was refined further. Key developments included:

•	Following external benchmarking exercises, additional policy standards were introduced setting out new mandatory controls required to mitigate key risks to the Group.

•
A conduct risk framework was agreed and is being progressively established. Grouped under four policy standards - employee conduct, corporate conduct, market conduct; and conduct towards our customers - each is designed to provide high level direction to the Group and is supported by the Group's Code of Conduct (refer to page 307 for more detail).

•
The Group’s key credit risk policies and mandatory controls were restructured and realigned to reflect the two distinct portfolios of credit risk: wholesale and retail. These changes are aimed at simplifying the policy structure and making it clearer to divisions which standards are applicable to their respective businesses.

•	Certain procedural-related policy standards were removed from the framework to reduce bureaucracy and simplify the structure.

The GPF continues to be improved. The results of assurance activity, monitoring and analysis of the internal and external environment are used to reassess the policy standards on a regular basis.

*unaudited

Business review Risk and balance sheet management continued

Risk appetite and risk governance continued
Risk organisation*
The Group has an independent risk management function (‘RBS Risk Management’) which manages risk through independent challenge and oversight of the customer-facing businesses and support functions. It provides an overarching risk control framework linked to the risk appetite of the Group.

The Head of Restructuring and Risk is the Group Chief Risk Officer, who leads this function through the strategic setting and execution of its responsibilities. The Head of Restructuring and Risk reports to the Group Chief Executive and the Board Risk Committee, with a right of access to the Chairman.

RBS Risk Management is designed to align as closely as possible with the customer-facing businesses and support functions while maintaining an appropriate level of independence, which underpins the Group’s approach to risk management and is reinforced through the Group by appropriate reporting lines.

Within RBS Risk Management, Group functional heads (e.g. the Group Chief Credit Officer for the credit risk discipline, the Group Head of Operational Risk for the operational risk discipline) report directly into the Head of Restructuring and Risk and are responsible for firm-wide risk appetite and standards under their respective disciplines. For example, Group Compliance is responsible for conduct risk policy ownership, change management, assurance and training frameworks at Group level, including anti-money laundering, sanctions, terrorist financing, anti-bribery and corruption.

Risk management within divisions focuses on all material risks including credit, market, operational, regulatory and country risk, and business activities. Liquidity risk and the day-to-day management of liquidity and funding of the book is Group Treasury’s responsibility.

Oversight of risk within divisions is the responsibility of the relevant divisional Chief Risk Officer (CRO), with input from the relevant Group heads of function. This involves ensuring that:

•	All activities undertaken by the individual divisions are consistent with the Group’s risk appetite targets;

•	Group policies and resulting operating frameworks, including delegated authorities and limits, are complied with through effective monitoring and exception reporting; and

•	There is the effective operation of Group-wide risk processes such as the Group Policy Framework and the New Product Risk Assessment Process.

Divisional CROs have a direct functional reporting line to the Deputy Group CRO.

The Head of Restructuring and Risk and the Deputy Group CRO have a direct involvement in the selection, appointment or removal of divisional CROs and Group functional heads and also have responsibility for their ongoing performance assessment and management.

Divisions mirror the Group set-up for risk management, i.e. the Divisional Executive Committees are responsible for setting and owning their risk appetite within Group constraints. The Divisional Risk Committees oversee the businesses relative to divisional and Group risk appetite and focus on ensuring that risks are adequately monitored and controlled.

The Divisional CROs provide independent oversight to this process, with support from the Group Chief Risk Officer, the Deputy Group CRO and Group functional heads as appropriate. Additional challenge and oversight is provided by Group functional heads on an ongoing basis and by Divisional Risk and Audit Committees on a periodic review basis.

For more information on risk governance and a presentation of the Group’s risk committees, refer to pages 76 to 79. For a summary of the main risk types faced by the Group and how it manages each of them, refer to pages 81 to 85

Three lines of defence
Having a strong three lines of defence model is important in a strong control environment. The Executive Committee approved a refreshed model in February 2012 and work is underway to embed this across the Group. The model’s main purpose is to define accountabilities and responsibilities for managing risk across the Group.

*unaudited

Business review Risk and balance sheet management continued

Risk governance*
The Group is committed to achieving the highest standards of corporate governance in every aspect of the business, including risk management.
A key aspect of the Group Board’s responsibility as the main decision-making body at Group level is the setting of Group risk appetite to ensure that the levels of risk that the Group is willing to accept in the attainment of its strategic business and financial objectives are clearly understood.

To enable the Group Board to carry out its objectives, it has delegated authority to senior Board and executive committees, as required and appropriate. A number of key committees specifically consider risk across the Group, as set out in the diagram below.

Notes:
(1)	The following sub-committees report directly to the Group Asset and Liability Management Committee: Capital and Stress Testing Committee, Pension Risk Committee, Balance Sheet Management Committee.
(2)
The following sub-committees report directly to the Group Risk Committee: Global Market Risk Committee, Group Country Risk Committee, Group Models Committee, Group Credit Risk Committee and Operational Risk Executive Committee. In addition, Divisional Risk Committees report to the Group Risk Committee. The Capital and Stress Testing Committee also provides monthly updates to the Group Risk Committee, escalating issues as necessary.

*unaudited

Business review Risk and balance sheet management continued

Risk appetite and risk governance: Risk governance* continued
The key risk responsibilities of each of these committees as well as their membership are set out in the table below. Further information on the Group Board and Board Committees is available on page 256.

These committees are supported at a divisional level by a risk governance structure embedded in the business. These committees play a key role in ensuring that the Group’s risk appetite is supported by effective risk management frameworks, limits and policies, together with clear accountabilities for approval, monitoring, oversight, reporting and escalation.

During 2012, the Conduct Risk Committee was created as a sub-committee of the Executive Risk Forum. Effective conduct risk management is not only a commercial imperative for the Group; customers, clients and counterparties demand it as a precursor to building trust. For more information on conduct risk and the Group’s management of this risk type, refer to page 249.

Board/Committee	Risk focus	Membership
Group Board
The Group Board ensures that the Group manages risk effectively by approving and monitoring the Group’s risk appetite, considering Group stress scenarios and agreed mitigants and identifying longer-term strategic threats to the Group’s business operations.
The Board of directors
Executive Committee
The Executive Committee considers recommendations on risk management matters referred by the Executive Risk Forum and/or Group Risk Committee, including recommendations on risk appetite, risk policies and risk management strategies. It operates under delegated authority from the Group Board.
Group Chief Executive Group Finance Director Chief Administration Officer Chief Executive Officers of divisions Head of Restructuring and Risk
Board Risk Committee
The Board Risk Committee provides oversight and advice to the Group Board on current and potential future risk exposure of the Group and risk strategy. It reviews the Group’s performance on risk appetite, oversees the operation of the Group Policy Framework and provides a risk review of remuneration arrangements. It operates under delegated authority from the Group Board.
At least three independent non-executive directors, one of whom is the Chairman of the Group Audit Committee.
Group Audit Committee
The Group Audit Committee reviews accounting policies, financial reporting and regulatory compliance practices of the Group, as well as its systems and standards of internal controls and monitors the Group’s processes for internal audit and external audit. It has responsibility for monitoring relationships with regulatory authorities. It operates under delegated authority from the Group Board.
At least three independent non-executive directors, at least one of whom is a financial expert as defined in the SEC rules under the US Exchange Act.
Group Performance and Remuneration Committee
The Group Performance and Remuneration Committee has oversight of the Group’s policy on remuneration and receives advice from RBS Risk Management and the Board Risk Committee to ensure that there is thorough risk input into incentive plan design and target setting, as well as risk review of performance bonus pools and clawback. It operates under delegated authority from the Group Board.
At least three independent non-executive directors
Group Sustainability Committee
The Group Sustainability Committee is responsible for overseeing and challenging how management is addressing sustainability and reputation issues related to all stakeholder groups. This includes customer and related citizenship activities, oversight of the delivery of the Purpose, Vision and Values cultural and behavioural change, and oversight of the sustainability aspects of the people agenda. It operates under delegated authority from the Group Board.
Independent non-executive directors

*unaudited

Business review Risk and balance sheet management continued

Board/Committee	Risk focus	Membership
Executive Risk Forum
The Executive Risk Forum has full authority to act on all material and/or enterprise-wide risk and control matters across the Group. It approves the most material limits and decisions above defined thresholds and delegates decisions below these thresholds to sub-committees and appropriate individuals. It operates under delegated authority from the Executive Committee.
Group Chief Executive Group Finance Director Chief Administration Officer Chief Executive Officers of divisions Head of Restructuring and Risk Deputy Group Chief Risk Officer
Group Asset and Liability Management Committee
The Group Asset and Liability Management Committee is responsible for identifying, managing and controlling Group balance sheet risks in executing its business strategy. It operates under delegated authority from the Executive Risk Forum.
Group Finance Director Group Treasurer Chief Executive Officers of divisions Head of Restructuring and Risk Key Group Finance function heads Chief Executive Officer, Markets, M&IB
Group Risk Committee
The Group Risk Committee acts on material and/or enterprise-wide risk and control matters across the Group. It is an oversight committee which reviews and challenges risks and limits across the functional areas and plays a key role exercising and demonstrating effective risk oversight across the Group. It reviews risks and issues on both a thematic and specific basis and focuses on forward-looking, emerging risks. It considers the overall risk profile across the Group and identifies any key issues for escalation to the Executive Risk Forum. It operates under delegated authority from the Executive Risk Forum.
Deputy Group Chief Risk Officer Divisional Chief Risk Officers Key Group Risk function heads
Conduct Risk Committee
The Conduct Risk Committee is responsible for the governance, leadership and strategic oversight of the Group’s conduct risk agenda, as well as escalating and reporting any material or strategically significant issues or matters to the Executive Risk Forum. It operates under delegated authority from the Executive Risk Forum.

Head of Restructuring and Risk
Group General Counsel
Deputy Group Chief Risk Officer
Global Head of Compliance
Director, Group Regulatory Affairs
Chief Executive Officer, Wealth Management
Managing Director, Products and Marketing, UK Retail
Chief Executive Officer, Corporate Banking
Vice Chairman, RBS Citizens Financial Group
Co-Head, M&IB Americas
Director, Group Operations, Business Services
Chief Operating Officer, Ulster Bank Group
Chief Executive Officer, RBS England & Wales and NatWest Scotland
Head of Group Internal Audit

Pension Risk Committee
The Pension Risk Committee considers the Group-wide view of pension risk appetite, mechanisms that could potentially be used for managing risk within the funds, and implications of the pension schemes’ financial strategy. It also reviews actuarial funding assumptions from a Group perspective as appropriate. The Pension Risk Committee consults with the Trustee’s Investment Executive where necessary. The Pension Risk Committee operates under delegated authority from the Group Asset and Liability Management Committee.

Group Finance Director
Head of Restructuring and Risk
Group Treasurer
Global Head of Market and Insurance Risk
Group Chief Accountant
Chief Executive Officer, Markets, M&IB
Global Head of Markets, M&IB
Group Head of Pension Risk
Deputy Group Chief Risk Officer
Head of Group Pensions

*unaudited

Business review Risk and balance sheet management continued

Risk appetite and risk governance: Risk governance* continued

Board/Committee	Risk focus	Membership
Capital and Stress Testing Committee
The Capital and Stress Testing Committee leads the integrated development and maintenance of risk capital approaches, frameworks and standards. It reviews positions and plans, agrees approaches and standards and provides cross-functional challenge on the topics outlined in its terms of reference. It is responsible to the Group Finance Director and the Head of Restructuring and Risk for many of these activities. It provides updates to the Group Asset and Liability Management Committee and Group Risk Committee and seeks approvals where necessary. It operates under delegated authority from the Group Asset and Liability Management Committee.
Group Finance Director Key Group Finance function heads Key Group Risk function heads
Executive Credit Group
The Executive Credit Group decides on requests for the extension of existing or new credit limits on behalf of the Group Board where the proposed aggregate facility limits are in excess of the credit approval authorities granted to individuals in divisions or in RBS Risk Management, or where an appeal against a decline decision of the Group Chief Credit Officer (or delegates) or Group Chief Risk Officer is referred for final decision.

Group A members (1)
Head of Restructuring and Risk
Deputy Chief Risk Officer
Group Chief Credit Officer/Chief Credit Officer N.V.
Head of Global Restructuring Group
Chief Risk Officer, Corporate Banking

Group B members (1)
Group Chief Executive
Group Finance Director
Deputy Chief Executive Officers, M&IB

(1)Decisions require input from at least one member from each of Group A and Group B.

Divisional Risk and Audit Committees
Divisional Risk and Audit Committees report to the Board Risk Committee and the Group Audit Committee on a quarterly basis. Their main responsibilities are to:

• monitor the performance of the divisions relative to divisional and Group risk appetite; and

• review accounting policies, internal control, financial reporting functions, internal audit, external audit and regulatory compliance.

Members: at least three non-executive members who are executives of the Group who do not have executive responsibility in the relevant division.

Attendees: at least two executives of the division, as appropriate. Representatives from finance, risk, internal audit and external audit.

Members of the Board Risk Committee and Group Audit Committee also have the right to attend.

*unaudited

Business review Risk and balance sheet management continued

Stress testing*
Stress testing describes the evaluation of a bank’s financial position under severe but plausible stress scenarios. Stress testing also refers to the broader framework under which these tests are developed, evaluated and used within the Group’s decision-making process in the context of the wider economic environment.

Internal stress tests
The Group’s stress testing framework is designed to embed stress testing as a key risk management technique into mainstream risk reporting, capital planning and business processes at divisional, legal entity and Group levels.

The Executive Risk Forum (see Risk governance on page 78) is the main body overseeing the Group's stress testing approach, processes and results. The forum is primarily responsible for reviewing and challenging the results of any Group-wide stress test and ensuring that, where necessary, appropriate management actions are undertaken. The Board Risk Committee receives reports detailing stress tests undertaken as part of the financial planning process. It reviews and challenges the stress scenarios and considers their impact on the Group's financial position. These reports outline relevant management actions as well as the extent to which such actions mitigate the effects of the stress scenario on the Group’s capital adequacy. The Board Risk Committee may also request additional stress tests as it deems necessary.

Stress testing forms part of the Group's risk and capital management framework and is a major component of the Basel III requirements. It highlights to senior management potential unexpected adverse outcomes related to a mixture of risks and provides an indication of how much capital might be required to absorb losses should adverse scenarios materialise. Stress tests, part of the financial planning process are conducted and presented to senior management semi-annually. Stress tests are also conducted to meet regulatory requirements as well as to assess the impact of business decisions on the Group's capital position. Examples of the former include the European Banking Authority’s EU-wide stress tests, the International Monetary Fund’s Financial Sector Assessment Program and the UK Financial Services Authority’s anchor stress tests while examples of the latter include stress tests conducted in connection with the transfer of assets from The Royal Bank of Scotland N.V. to The Royal Bank of Scotland plc.
Scenario stress testing is conducted throughout the Group as detailed below:

•
As part of the financial planning and strategy cycle, stress tests are conducted by divisions and aggregated to produce firm-wide results. These stress tests are also used for monitoring divisional and Group risk appetite.

•
Stress testing is performed centrally by Group functions both to meet regulatory requirements and for ad-hoc business analysis and decision-making. These stress tests also include reverse stress tests, which identify scenarios and circumstances that could render RBS’s business model unviable.

•	Division-specific stress testing is undertaken to support risk identification and risk management decision-making.

•
Risk-type specific stress testing is also conducted. For example, within the market risk management framework, a comprehensive programme of stress tests covers a variety of historical and hypothetical scenarios, including reverse stress tests.

Stress test scenarios specifically target both firm-wide vulnerabilities and negative global impacts. They consider a five-year horizon and include stress projections for macroeconomic variables such as GDP, unemployment rates, property prices, stock price indices, interest rates and inflation.

*unaudited

Business review Risk and balance sheet management continued

Risk appetite and risk governance continued
Risk coverage*
The main risk types faced by the Group are presented below, together with a summary of the key areas of focus and how the Group managed these risks in 2012.

Risk type	Definition	Features	How the Group managed risk and the focus in 2012
Capital adequacy risk	The risk that the Group has insufficient capital.
Potential to disrupt the business model and stop normal functions of the Group.

Potential to cause the Group to fail to meet the supervisory requirements of regulators.

Significantly driven by credit risk losses.

Core Tier 1 ratio was 10.3%, a sixty basis point improvement on 2011 (excluding the effect of APS). This largely reflected reduction in risk profile with risk-weighted assets (RWAs) down by nearly 10%, principally in Non-Core due to disposals and run-off and in Markets.

Refer to pages 86 to 95.

Liquidity and funding	The risk that the Group is unable to meet its financial liabilities as they fall due.
The Group’s performance in 2012 represented a new benchmark in the management of liquidity risk as the Group began operating under normalised market practices for the management of liquidity and funding risk despite a backdrop of continued market uncertainty and certain Group-specific factors such as a downgrade of the Group’s external credit rating.

The Group met or exceeded its medium term strategic funding and liquidity targets by 2012 year end. This included a loan:deposit ratio of 100%, short-term wholesale funding (STWF) of £42 billion, representing 5% of funded assets (target: less than 10%) and £147 billion liquidity portfolio which covered STWF 3.5 times (target: greater than 1.5 times STWF).

Refer to pages 96 to 115.

Credit risk	The risk that the Group will incur losses owing to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts.
Loss characteristics vary materially across portfolios.

Significant link between losses and the macroeconomic environment.

Can include concentration risk - the risk of loss due to the concentration of credit risk to a specific product, asset class, sector or counterparty.

The Group manages credit risk based on a suite of credit approval, risk concentration, early warning and problem management frameworks and associated risk management systems and tools.

With a view to strengthening its credit risk management framework and ensuring consistent application across the Group, during 2012 the Group Credit Risk function launched a set of credit control standards with which divisions must comply, to supplement the existing policy suite. These standards comprise not only governance and policy but also behavioural, organisational and management norms that determine how the Group manages credit from origination to repayment.

During 2012, loan impairment charges were 27% lower than in 2011 despite continuing challenges in Ulster Bank Group (Core and Non-Core) and commercial real estate portfolios. Credit risk associated with legacy exposures continued to be reduced, with a further 34% decline in Non-Core credit RWAs during the year. The Group also continued to make progress in reducing key credit concentration risks, with exposure to commercial real estate declining 16% during 2012.

Refer to pages 116 to 200.

*unaudited

Business review Risk and balance sheet management continued

Risk type	Definition	Features	How the Group managed risk and the focus in 2012
Country risk	The risk of material losses arising from significant country-specific events.
Can arise from sovereign events, economic events, political events, natural disasters or conflicts.

Potential to affect parts of the Group’s credit portfolio that are directly or indirectly linked to the country in question.

Primarily present in credit portfolios of Markets, International Banking, Ulster Bank (Ireland), Group Centre (mainly Treasury) and Non-Core.

Under the Group's country risk framework, all countries except the UK and the US are currently under limit control. All countries with material exposures are monitored continually using the Group’s country risk watchlist process to identify emerging issues and facilitate the development of mitigation strategies. Detailed portfolio reviews are undertaken on a regular basis to ensure that country portfolio compositions remain aligned to the Group’s country risk appetite in light of evolving economic and political developments.

In the context of several sovereign downgrades, the Group has made continued progress in managing down its sovereign exposures. Having recognised an impairment on its holding of Greek government bonds in 2011, the Group participated in the restructuring of Greek sovereign debt in the first quarter of 2012 and no longer holds Greek government bonds. During 2012, the Group brought nearly all advanced countries under country limit control and further restricted its country risk appetite. Balance sheet exposures to periphery eurozone countries decreased by 13% or £9 billion to £59 billion with £20 billion outside of Ireland. Funding mismatches in Ireland and Spain reduced to approximately £9 billion and £4 billion respectively. Mismatches in other periphery eurozone countries were modest.

Refer to pages 211 to 239.

Insurance risk	The risk of financial loss through fluctuations in the timing, frequency and/or severity of insured events, relative to the expectations at the time of underwriting.	Frequent small losses which are material in aggregate. Infrequent large material losses.
The Group’s insurance risk resides principally in its majority owned subsidiary, Direct Line Insurance Group plc (DLG), which is listed on the London Stock Exchange. DLG ensures that it prices its policies and invests its resources appropriately to minimise the risk of potential loss. The risks are mitigated by agreeing policies and minimum standards that are regularly reviewed. The controls are supplemented by reviews by external experts.

*unaudited

Business review Risk and balance sheet management continued

Risk appetite and risk governance: Risk coverage* continued

Risk type	Definition	Features	How the Group managed risk and the focus in 2012
Market risk	The risk arising from fluctuations in interest rates, foreign currency, credit spreads, equity prices, commodity prices and risk-related factors such as market volatilities.
Frequent small losses which are material in aggregate.

Infrequent large material losses due to stress events.

The majority of the Group’s market risk exposure is in the Markets, International Banking and Non-Core divisions and Group Treasury. The Group is also exposed to market risk through interest rate risk and foreign exchange risk on its non-trading activities in the retail and commercial businesses.

A comprehensive structure is in place aimed at ensuring the Group does not exceed its qualitative and quantitative tolerance for market risk.

The Group’s market risk policy statements set out its qualitative tolerance for market risk. They define the governance, responsibilities and requirements for the identification, measurement, analysis, management and communication of market risk arising from the Group’s trading and non-trading investment activities.

The Group market risk limit framework expresses the Group’s quantitative tolerance for market risk. The Group limit metrics capture, in broad terms, the full range of market risk exposures, ensuring the risk is appropriately defined and communicated.

During 2012, the Group continued to reduce its risk exposures; market risk limits were lowered accordingly. Average trading VaR was £97 million, 8% lower than 2011, largely reflecting asset sales in Non-Core and decreases in ABS trading inventory in Markets.

Refer to pages 201 to 210.

Operational risk	The risk of loss resulting from inadequate or failed processes, people, systems or from external events.	Frequent small losses. Infrequent significant losses.
The Group aims to manage operational risk to an acceptable level by taking into account the cost of minimising the risk against the resultant reduction in exposure.

During 2012, the Group continued to make good progress in enhancing its operational risk framework and risk management capabilities. Key areas of focus have included: embedding risk assessments, increasing the coverage of the scenario analysis portfolio, and improving statistical capital modelling capabilities.

Operational risk data have been enriched by the outputs from these enhancements, resulting in a more complete view of the Group’s operational risk profile and more informed risk appetite decisions.

The level of operational risk remains high due to the scale of change occurring across the Group (both structural and regulatory), macroeconomic stresses (e.g. eurozone distress) and other external threats such as e-crime. In June 2012 the Group was affected by a technology incident as a result of which the processing of certain customers accounts and payments were subject to considerable delay.

Refer to pages 241 to 243.

*unaudited

Business review Risk and balance sheet management continued

Risk type	Definition	Features	How the Group managed risk and the focus in 2012
Regulatory risk	The risk arising from non-compliance with regulatory requirements, regulatory change or regulator expectations.
Adverse impacts on strategy, capital structure, business models and operational effectiveness.

Financial cost of adapting to changes in laws, rules or regulations or of penalties for non-compliance.

Financial cost and reputational damage in respect of penalties for non-compliance/breach of regulations.

Management of regulatory risk entails early identification and effective management of changes in legislative and regulatory requirements that may affect the Group.

Within the Group Policy Framework, specific policies define the minimum standards for regulatory engagement, upstream risk management and registration and licensing of individuals. These set minimum standards within their respective areas, applicable across the Group.

During 2012, the Group, along with the rest of the banking industry, continued to experience unprecedented levels of prospective changes to laws and regulations from national and supranational regulators. Particular areas of focus were: conduct regulation; prudential regulation (capital, liquidity, governance and risk management); treatment of systemically important entities (systemic capital surcharges and recovery and resolution planning); and structural reforms, with the UK’s Independent Commission on Banking proposals, the European Union’s Liikanen Group recommendations and the Dodd-Frank/Volcker Rule agenda in the US.

Refer to pages 244 to 248.

Conduct risk	The risk that the conduct of the Group and its staff towards its customers, or within the markets in which it operates, leads to reputational damage and/or financial loss.
Arises from breaches of regulatory rules or laws by individual employees, or as a result of the Group’s retail or wholesale market conduct.

It may also arise from the failure to meet customers’ or regulators’ expectations of the Group.

Non-compliance may result in regulator enforcement, adverse publicity and financial penalties.

A defined and measurable appetite for conduct risk has been established to ensure commercial decisions take account of conduct risk implications.

A management framework has been developed to enable the consistent identification, assessment and mitigation of conduct risks. Embedding of this framework started during 2012 and is continuing in 2013.

Grouped under four pillars (employee conduct, corporate conduct, market conduct and conduct towards the Group’s customers), each conduct risk policy is designed to ensure the Group meets its obligations and expectations.

Awareness initiatives and targeted conduct risk training for each policy, aligned to the phased policy roll-out, have been developed and are being delivered to help embed understanding and provide the necessary clarity. These actions are designed to facilitate effective conduct risk management, and address shortcomings identified through recent instances of inappropriate conduct.

Refer to page 249.

*unaudited

Business review Risk and balance sheet management continued

Risk appetite and risk governance: Risk coverage* continued

Risk type	Definition	Features	How the Group managed risk and the focus in 2012
Reputational risk	The risk of brand damage and/or financial loss due to the failure to meet stakeholders’ expectations of the Group.
Can arise from a range of actions taken (or, in some cases, not taken) by the Group, as well as its wider policies and practices.

Can be detrimental to the business in a number of ways, including an inability to build or sustain customer relationships, low staff morale, regulatory censure, or reduced access to funding sources.

The Group Board has ultimate responsibility for managing the Group's reputation, although all parts of the Group have responsibility for any reputational impact arising from their operations. The Board's oversight is supported by executive risk committees (including a new Conduct Risk Committee) and by the Group Sustainability Committee.

In 2012, the Group strengthened the alignment of reputational risk management with its strategic objective of serving customers well and with the management of a range of risk types that have a reputational sensitivity. There are still legacy reputational issues to work through, but dealing with them in an open and direct manner is a necessary prerequisite to rebuilding a strong reputation for the Group.

Refer to page 250.

Business risk	The risk of losses as a result of adverse variance in the Group’s revenues and/or costs relative to its business plan and strategy.
May be caused by internal factors such as volatility in pricing, sales volumes and input costs, and/or by external factors such as exposure to macroeconomic, regulatory and industry risks.

Influenced by other risks the Group faces that may contribute to adverse changes in revenues and/or costs, were these risks to crystallise.

The Group seeks to minimise its exposure to business risk, subject to its wider strategic objectives. Business risk is identified, measured and managed through the Group’s planning cycles and performance management processes.

The Group operates a rolling forecast process which identifies projected changes in, or risks to, operating profit and ensures appropriate action is taken.

The management of business risk lies primarily with divisions, with oversight at the Group level led by Finance.

During 2012, the Group continued to de-risk its balance sheet and to shrink its more volatile Markets business. The Group has further enhanced its scenario modelling to better understand potential threats to earnings, and to develop appropriate contingency plans.

Refer to page 250.

Pension risk
The risk arising from the Group’s contractual liabilities to or with respect to its defined benefit pension schemes, as well as the risk that it will have to make additional contributions to such schemes.
Funding position can be volatile due to the uncertainty of future investment returns and the projected value of schemes’ liabilities.
The Group manages the risk it faces as a sponsor of its defined benefit pension schemes using a framework that encompasses risk reporting and monitoring, stress testing, modelling and an associated governance structure. This helps ensure the Group is able to fulfil its obligation to support the defined benefit pension schemes to which it has exposure.

In 2012, the Group focused on enhancing its pension risk management and modelling systems and implementing a Group pension risk policy standard.

Refer to pages 251 and 252.

Each risk type maps into the Group’s risk appetite framework and contributes to the overall achievement of its strategic objectives with underlying frameworks and limits. The key frameworks and developments over the past year are described in the relevant sections of the following pages.

*unaudited

Business review Risk and balance sheet management continued

Capital management
87	Introduction
87	2012 achievements
87	Governance and approach
88	Capital ratios
88	Pillar 3
89	Capital resources
89	Flow statement (Basel 2.5)
90	Reconciliation between accounting and regulatory consolidation
91	Reconciliation between accounting equity and regulatory capital
93	Risk-weighted assets
93	Divisional analysis
94	Flow statement
94	Looking forward
94	Basel III
95	Model changes
95	Other regulatory capital changes
95	European Banking Authority (EBA) recommendation

Business review Risk and balance sheet management continued

Capital management
Introduction*
The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements, and the Group operates within an agreed risk appetite.

The appropriate level of capital is determined based on the dual aims of: (i) meeting minimum regulatory capital requirements; and (ii) ensuring the Group maintains sufficient capital to uphold investor and rating agency confidence in the organisation, thereby supporting the business franchise and funding capacity.

2012 achievements*
The Group’s Core Tier 1 ratio of 10.3% is higher than at the end of 2011 (after adjusting for Asset Protection Scheme effects) despite absorbing regulatory changes equivalent to 109 basis points and in the face of challenging economic headwinds and continuing costs of de-risking. This has been achieved through a continued focus on reshaping the Group’s use of capital.

The Group has developed its stress testing capability to identify the impact of a wider set of potential scenarios. The stress outcomes show that the de-risking in the Group has been effective in reducing the impacts of stress scenarios and at the same time the capital ratios have been improving, resulting in increased capital buffers. The changes to the risk profiles as a result of de-risking include run-down of Non-Core, reduction in concentrations, and revising the strategic footprint of the Markets division.

The capital allocation approaches used in the Group will be developed to become increasingly risk sensitive and align risk management and resource allocation more fully.

Governance and approach
The Group Asset and Liability Management Committee (GALCO) is responsible for ensuring the Group maintains adequate capital at all times. The Capital and Stress Testing Committee (CAST) is a cross-functional body driving and directing integrated risk capital activities including determination of the amount of capital the Group should hold, how and where capital is allocated and planning for actions that would ensure that an adequate capital position would be maintained in a stressed environment. These activities have linkages to capital planning, risk appetite and regulatory change. CAST reports through GALCO and comprises senior representatives from Risk Management, Group Finance and Group Treasury.

Determining appropriate capital*
The minimum regulatory capital requirements are identified by the Group through the Internal Capital Adequacy Assessment Process and then agreed between the Group Board and the appropriate supervisory authority.

The Group’s own determination of how much capital is sufficient is derived from the desired credit rating level, risk appetite and reflects the current and emerging regulatory requirements of the Group. It is evaluated through the application of both internally and externally defined stress tests that identify potential changes in capital ratios to a range of scenarios.

The Group identifies the management and recovery actions that could be applied to stress environments. These form an important part of the capital management approach and the contingency planning arrangements, complementing the established buffers.

Monitoring and maintenance*
Based on these determinations, which are continually reassessed, the Group aims to maintain capital adequacy, both at Group level and in each regulated entity.

The Group operates a rigorous capital planning process aimed at ensuring the capital position is controlled within the agreed parameters. This incorporates regular re-forecasts of the capital positions of the regulated entities and the overall Group. In the event that the projected position might deteriorate beyond acceptable levels, the Group would issue further capital and/or revise business plans accordingly.

Stress testing approaches are used to determine the level of capital required to ensure the Group expects to remain adequately capitalised.

Capital allocation*
Capital resources are allocated to the Group’s businesses based on key performance parameters agreed by the Group Board in the annual strategic planning process. Principal among these is a profitability metric, which assesses the effective use of the capital allocated to the business. Projected and actual return on equity is assessed against target returns set by the Group Board. The allocations also reflect strategic priorities, the intensity of regulatory capital use and the usage of other key Group resources such as balance sheet funding and liquidity.

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

The divisions use return on capital metrics when making pricing decisions on products and transactions to ensure customer activity is appropriately aligned with Group and divisional targets and allocations.

The Financial Services Authority (FSA) uses the risk asset ratio as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its RWAs (the assets and off-balance sheet exposures are weighted to reflect the inherent credit and other risks). By international agreement, the risk asset ratios should not be less than 8% with a Tier 1 component of not less than 4%.

Business review Risk and balance sheet management continued

Capital ratios*
The Group’s capital, RWAs and risk asset ratios, calculated in accordance with FSA definitions, are set out below.

Capital	2012 £bn	2011 £bn	2010 £bn
Core Tier 1	47.3	46.3	49.6
Core Tier 1 (excluding Asset Protection Scheme (APS))	47.3	49.1	53.8
Tier 1	57.1	57.0	60.1
Total	66.8	60.7	65.3

Risk-weighted assets by risk	2012	2011	2010
	£bn	£bn	£bn
Credit risk
- non-counterparty	323.2	344.3	385.9
- counterparty	48.0	61.9	68.1
Market risk	42.6	64.0	80.0
Operational risk	45.8	37.9	37.1
	459.6	508.1	571.1
APS relief	—	(69.1)	(105.6)
	459.6	439.0	465.5

Risk asset ratios	%	%	%
Core Tier 1	10.3	10.6	10.7
Core Tier 1 (excluding APS)	10.3	9.7	9.5
Tier 1	12.4	13.0	12.9
Total	14.5	13.8	14.0

Key point
•
The Core Tier 1 ratio, excluding relief provided by APS, has improved to 10.3% at 31 December 2012 driven by continued run-down and disposal of Non-Core assets and the reshaping of the balance sheet and capital usage in Markets.

Refer to page 94 for details on regulatory changes due to Basel III and Capital Requirement Directive IV and commentary on related projections for the Group.

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

*unaudited

Business review Risk and balance sheet management continued

Capital management continued
Capital resources*
Flow statement (Basel 2.5)
The table below analyses the movement in Core Tier 1, Other Tier 1 and Tier 2 capital during the year.

Core Tier 1 capital	£m
At 1 January 2012	46,341
Attributable loss net of movements in fair value of own credit	(2,647)
Ordinary shares issued	120
Share capital and reserve movements in respect of employee share schemes	821
Foreign exchange reserve movements	(867)
Decrease in non-controlling interests	(24)
Decrease in capital deductions including APS first loss	4,307
Decrease in goodwill and intangibles	1,313
Defined pension fund movement (net of prudential filter adjustment)	(977)
Other movements	(1,067)
At 31 December 2012	47,320

Other Tier 1 capital
At 1 January 2012	10,649
Foreign currency reserve movements	(189)
Decrease in Tier 1 deductions	(252)
Other movements	(393)
At 31 December 2012	9,815

Tier 2 capital
At 1 January 2012	8,546
Dated subordinated debt issued	4,167
Dated subordinated debt redeemed/matured	(3,582)
Foreign exchange movements	(643)
Decrease in capital deductions including APS first loss	4,649
Other movements	(985)
At 31 December 2012	12,152

Supervisory deductions
At 1 January 2012	(4,828)
Decrease in deductions	2,341
At 31 December 2012	(2,487)

Total regulatory capital at 31 December 2012	66,800

*unaudited

Business review Risk and balance sheet management continued

Reconciliation between accounting and regulatory consolidation*
The table below provides a reconciliation between accounting and regulatory consolidation.

2012	Accounting balance sheet	Deconsolidation of insurance and other entities (1)	Consolidation of banking associates/ other entities (2)	Regulatory consolidation
	£m	£m	£m	£m
Assets
Cash and balances at central banks	79,290	—	544	79,834
Loans and advances to banks	63,951	(30)	48	63,969
Loans and advances to customers	500,135	1,438	2,883	504,456
Debt securities	157,438	(12)	743	158,169
Equity shares	15,232	(194)	—	15,038
Settlement balances	5,741	—	—	5,741
Derivatives	441,903	—	—	441,903
Intangible assets	13,545	—	—	13,545
Property, plant and equipment	9,784	(1,320)	32	8,496
Deferred tax	3,443	—	—	3,443
Prepayments, accrued income and other assets	7,820	(77)	(320)	7,423
Assets of disposal groups	14,013	(10,544)	—	3,469
	1,312,295	(10,739)	3,930	1,305,486

Liabilities
Deposits by banks	101,405	—	92	101,497
Customer accounts	521,279	—	3,486	524,765
Debt securities in issue	94,592	—	—	94,592
Settlement balances	5,878	—	—	5,878
Short positions	27,591	—	—	27,591
Derivatives	434,333	—	—	434,333
Accruals, deferred income and other liabilities	14,801	(100)	253	14,954
Retirement benefit liabilities	3,884	—	—	3,884
Deferred tax	1,141	(5)	—	1,136
Subordinated liabilities	26,773	—	99	26,872
Liabilities of disposal groups	10,170	(9,267)	—	903
	1,241,847	(9,372)	3,930	1,236,405

Non-controlling interests	2,318	(1,367)	—	951
Owners’ equity	68,130	—	—	68,130
Total equity	70,448	(1,367)	—	69,081

	1,312,295	(10,739)	3,930	1,305,486

Notes:
(1)
The Group must only include particular types of subsidiary undertaking in the regulatory consolidation. Insurance undertakings and non-financial undertakings are excluded from the regulatory consolidation, although they are included in the consolidation for financial reporting.

(2)
The Group must proportionally consolidate its associated undertakings where they are classified as credit institutions or financial institutions for regulatory purposes. These will generally have been equity accounted for financial reporting purposes.

*unaudited

Business review Risk and balance sheet management continued

Capital management: Capital resources continued
Reconciliation between accounting equity and regulatory capital*
The table below provides a reconciliation of shareholders’ equity per accounting balance sheet to the regulatory capital.

	2012 £m	2011 £m	2010 £m
Shareholders’ equity (excluding non-controlling interests)
Called-up share capital	6,582	15,318	15,125
Paid-in equity	431	431	431
Share premium	24,361	24,001	23,922
Retained earnings	10,596	18,929	21,239
AFS reserve - debt securities	(409)	(1,065)	(2,061)
AFS reserve - equity shares	63	108	25
Cash flow hedging reserve	1,666	879	(140)
Other reserves	24,840	16,218	16,591
	68,130	74,819	75,132

Less: innovative securities transferred to other Tier 1 capital	(431)	(431)	(431)
Less: preference shares transferred to other Tier 1 capital	(4,313)	(4,313)	(4,313)

Non-controlling interests	2,318	1,234	1,719
Less: innovative securities transferred to other Tier 1 capital	(548)	(548)	(548)
Less: minority interest deconsolidated	(1,367)	(259)	(259)

Regulatory adjustments and deductions
Own credit	691	(2,634)	(1,182)
Defined benefit pension adjustment	913	—	—
Unrealised losses on AFS debt securities	409	1,065	2,061
Unrealised gains on AFS equity shares	(63)	(108)	(25)
Cash flow hedging reserve	(1,666)	(879)	140
Other adjustments for regulatory purposes	(197)	571	204
Goodwill and other intangible assets	(13,545)	(14,858)	(14,448)
50% of expected loss	(13,954)	(15,316)	(12,827)
Less: 50% of internal rating based impairment allowances	11,432	11,865	10,169
Less: tax on 50% of expected loss over impairment provisions	618	915	758
50% securitisation positions	(1,107)	(2,019)	(2,321)
50% of APS first loss	—	(2,763)	(4,225)
	(16,469)	(24,161)	(21,696)

Core Tier 1 capital	47,320	46,341	49,604

Other Tier 1 capital
Preference shares - equity transferred from shareholders’ equity	4,313	4,313	4,313
Preference shares - debt transferred from subordinated liabilities	1,054	1,094	1,097
Innovative securities transferred from shareholders’ equity	431	431	431
Innovative securities transferred from non-controlling interests	548	548	548
Innovative/hybrid securities transferred from subordinated liabilities	3,146	3,688	3,683
	9,492	10,074	10,072
Tier 1 deductions
50% material holdings	(295)	(340)	(310)
Tax on excess of expected losses over impairment provisions	618	915	758
	323	575	448
Total Tier 1 capital	57,135	56,990	60,124

*unaudited

Business review Risk and balance sheet management continued

	2012 £m	2011 £m	2010 £m
Qualifying Tier 2 capital
Subordinated debt	26,773	26,319	27,053
Less: transferred to other Tier 1 capital	(4,200)	(4,782)	(4,780)
Less: amortisation	(5,049)	(4,275)	(2,915)
Less: other adjustments	(1,910)	(897)	(761)
	15,614	16,365	18,597

Unrealised gains on AFS equity shares	63	108	25
Collectively assessed impairment provisions	399	635	778
Non-controlling Tier 2 capital	—	11	11
	16,076	17,119	19,411

Tier 2 deductions
50% of securitisation positions	(1,107)	(2,019)	(2,321)
50% excess of expected losses over impairment provisions	(2,522)	(3,451)	(2,658)
50% of material holdings	(295)	(340)	(310)
50% of APS first loss	—	(2,763)	(4,225)
	(3,924)	(8,573)	(9,514)

Total Tier 2 capital	12,152	8,546	9,897

Supervisory deductions
Unconsolidated Investments
- Direct Line Group	(2,081)	(4,354)	(3,962)
- Other investments	(162)	(239)	(318)
Other deductions	(244)	(235)	(452)
	(2,487)	(4,828)	(4,732)
Total regulatory capital	66,800	60,708	65,289

Key points
•	Core Tier 1 capital increased by £1 billion during 2012. Excluding APS however, Core Tier 1 capital decreased by £1.8 billion.

•
Attributable loss, net of fair value of own credit, of £2.6 billion was partially offset by lower Core Tier 1 deduction for securitisation positions of £1.1 billion, primarily relating to restructuring of monolines within Non-Core.

*unaudited

Business review Risk and balance sheet management continued

Capital management continued
Risk-weighted assets*
Divisional analysis
Risk-weighted assets by risk category and division were as follows:

	Credit risk		Market risk	Operational risk	Gross RWAs
	Non-counterparty	Counterparty
2012	£bn	£bn	£bn	£bn	£bn
UK Retail	37.9	—	—	7.8	45.7
UK Corporate	77.7	—	—	8.6	86.3
Wealth	10.3	—	0.1	1.9	12.3
International Banking	46.7	—	—	5.2	51.9
Ulster Bank	33.6	0.6	0.2	1.7	36.1
US Retail & Commercial	50.8	0.8	—	4.9	56.5
Retail & Commercial	257.0	1.4	0.3	30.1	288.8
Markets	14.0	34.7	36.9	15.7	101.3
Other	4.0	0.4	—	1.4	5.8
Core	275.0	36.5	37.2	47.2	395.9
Non-Core	45.1	11.5	5.4	(1.6)	60.4
Group before RFS Holdings MI	320.1	48.0	42.6	45.6	456.3
RFS Holdings MI	3.1	—	—	0.2	3.3
Group	323.2	48.0	42.6	45.8	459.6

2011
UK Retail	41.1	—	—	7.3	48.4
UK Corporate	71.2	—	—	8.1	79.3
Wealth	10.9	—	0.1	1.9	12.9
International Banking	38.9	—	—	4.3	43.2
Ulster Bank	33.6	0.6	0.3	1.8	36.3
US Retail & Commercial	53.6	1.0	—	4.7	59.3
Retail & Commercial	249.3	1.6	0.4	28.1	279.4
Markets	16.7	39.9	50.6	13.1	120.3
Other	9.8	0.2	—	2.0	12.0
Core	275.8	41.7	51.0	43.2	411.7
Non-Core	65.6	20.2	13.0	(5.5)	93.3
Group before RFS Holdings MI	341.4	61.9	64.0	37.7	505.0
RFS Holdings MI	2.9	—	—	0.2	3.1
Group	344.3	61.9	64.0	37.9	508.1
APS relief	(59.6)	(9.5)	—	—	(69.1)
Net RWAs	284.7	52.4	64.0	37.9	439.0

2010
UK Retail	41.7	—	—	7.1	48.8
UK Corporate	76.4	—	—	7.8	84.2
Wealth	10.4	—	0.1	2.0	12.5
International Banking	44.0	—	—	7.7	51.7
Ulster Bank	29.2	0.5	0.1	1.8	31.6
US Retail & Commercial	52.1	0.9	—	4.4	57.4
Retail & Commercial	253.8	1.4	0.2	30.8	286.2
Markets	21.5	34.5	44.7	9.6	110.3
Other	16.4	0.4	0.2	1.0	18.0
Core	291.7	36.3	45.1	41.4	414.5
Non-Core	91.3	31.8	34.9	(4.3)	153.7
Group before RFS Holdings MI	383.0	68.1	80.0	37.1	568.2
RFS Holdings MI	2.9	—	—	—	2.9
Group	385.9	68.1	80.0	37.1	571.1
APS relief	(88.2)	(17.4)	—	—	(105.6)
Net RWAs	297.7	50.7	80.0	37.1	465.5

*unaudited

Business review Risk and balance sheet management continued

Flow statement
The table below analyses the movement in credit risk, market risk and operational risk RWAs by key drivers during the year.

	Credit risk		Market risk	Operational risk	Gross RWAs
	Non-counterparty	Counterparty
	£bn	£bn	£bn	£bn	£bn
At 1 January 2012	344.3	61.9	64.0	37.9	508.1
Business and market movements (1)	(46.0)	(20.4)	(16.3)	7.9	(74.8)
Disposals	(7.3)	(3.8)	(6.5)	—	(17.6)
Model changes (2)	32.2	10.3	1.4	—	43.9
At 31 December 2012	323.2	48.0	42.6	45.8	459.6

Notes:
(1)	Represents changes in book size, composition, position changes and market movements.
(2)	Refers to implementation of a new model or modification of an existing model after approval from the FSA.

Key Points
•	The £75 billion decrease due to business and market movements is driven by:
- Market risk and counterparty risk decreased by £16 billion and £20 billion due to reshaping the business risk profile;
- Run-off of balances in Non-Core;
- Declines in Retail and Commercial due to loans migrating into default and customer deleveraging; and
- Reduction in credit risk in the Group liquidity portfolio as European peripheral exposures were sold.

•
The increase in operational risk follows the recalibration based on the average of the previous three years financial results. The substantial losses recorded in 2008 no longer feature in the calculation.

•	Disposals of £18 billion relate to Non-Core disposals, including RBS Aviation Capital and exposures relating to credit derivative product companies, monolines and other counterparties.

•	Model changes of £44 billion reflect:
- Changes to credit metrics applying to corporate, bank and
sovereign exposures as models were updated to reflect more
recent experience, £30 billion; and
- Application, of slotting approach to UK commercial real estate exposures, £12 billion.

Looking forward
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

The new capital requirements regulation and capital requirements directive that implement Basel III proposals within the European Union (EU) (collectively known as CRD IV) are in two parts, Capital Requirements Directive (CRD) and the Capital Requirements Regulation. Further technical detail will be provided by the European Banking Authority through its Implementing Technical Standards and Regulatory Technical Standards.

The CRD IV has not yet been finalised and consequently the Basel III implementation date of 1 January 2013 has been missed. While it is anticipated that agreement of the CRD IV will be achieved during 2013, the implementation date remains uncertain.

CRD IV and Basel III will impose a minimum common equity Tier 1 (CET1) ratio of 4.5% of RWAs. There are three buffers which will affect the Group: the capital conservation buffer(1); the counter-cyclical capital buffer(2) (up to 2.5% of RWAs), to be applied when macro-economic conditions indicate areas of the economy are over-heating; and the Global-Systemically Important Bank (G-SIB) buffer(3), leading to an additional common equity Tier 1 requirement of 4% and a total common equity Tier 1 ratio of 8.5%. The regulatory target capital requirements will be phased in and are expected to apply in full from 1 January 2019.

Notes:
(1)
The capital conservation buffer is set at 2.5% of RWAs and is intended to be available in periods of stress. Drawing on the buffer would lead to a corresponding reduction in the ability to make discretionary payments such as dividends and variable compensation.

(2)
The counter-cyclical buffer is institution specific and depends on the Group's geographical footprint and the macroeconomic conditions pertaining in the individual countries in which the Group operates. As there is a time lag involved in determining this ratio, it has been assumed that it will be zero for the time being.

(3)
The G-SIB buffer is dependent on the regulatory assessment of the Group. The Group has been provisionally assessed as requiring additional CET1 of 1.5% in the list published by the Financial Stability Board (FSB) on 1 November 2012. The FSB list is updated annually. The actual requirement will be phased in from 2016, initially for those banks identified (in the list) as G-SIBs in November 2014.

*unaudited

Business review Risk and balance sheet management continued

Capital management: Looking forward continued
The changes in the definition of regulatory capital under CRD IV and the capital ratios will be subject to transitional rules:

•	The increase in the minimum capital ratios and the new buffer requirements will be phased in over the five years from implementation of the CRD IV;

•
The application of the regulatory deductions and adjustments at the level of common equity, including the new deduction for deferred tax assets, will also be phased in over the five years from implementation; the current adjustment for unrealised gains and losses on available-for-sale securities will be phased out; and

•	Subordinated debt instruments which do not meet the new eligibility criteria will be will be grandfathered on a reducing basis over ten years.

The Group is well advanced in its preparations to comply with the new requirements based on the draft rules. Given the phasing of both capital requirements and target levels, in advance of needing to comply with the fully loaded end state requirements, the Group will have the opportunity to continue to generate additional capital from earnings and take management actions to mitigate the impact of CRD IV.

The Group’s pro forma Core Tier 1 ratio on a fully loaded basis at 31 December 2012, based on its interpretation of the rules and assuming they were applied today, is estimated at 7.7%(1). The pro forma capital ratio reflects the Group’s interpretation of the draft July 2011 CRD IV rules and how these rules are expected to be updated for subsequent EU and Basel pronouncements.

The actual impact of CRD IV on capital ratios may be materially different as the requirements and related technical standards have not yet been finalised and will ultimately be subject to application by local regulators. The actual impact will also be dependent on required regulatory approvals and the extent to which further management action is taken prior to implementation.

Models changes
The Group, in conjunction with the FSA, regularly evaluates its models for the assessment of RWAs ascribed to credit risk (including counterparty risk) across various classes. This includes implementing changes to the RWA requirements for commercial real estate portfolios consistent with revised industry guidance from the FSA. The changes to RWA resulting from model changes during 2012 have increased RWA requirements by £44 billion of which £12 billion relates to property guidance. Further uplifts are expected in 2013 totalling c.£10 billion to £15 billion.

Other regulatory capital changes*
The Group is managing the changes to capital requirements from new regulation and model changes and the resulting impact on the common equity Tier 1 ratio, focusing on risk reduction and deleveraging. This is principally being achieved through the continued run-off and disposal of Non-Core assets and deleveraging in Markets, as the business focuses on the most productive returns on capital. Markets RWAs decreased by £19 billion in 2012 which also lessens the increases driven by the counterparty risk changes in CRD IV.

European Banking Authority (EBA) recommendation
The EBA issued a recommendation in 2011 that the national regulators should ensure that credit institutions build up a temporary capital buffer to reach a 9% Core Tier 1 ratio by 30 June 2012 (‘the recapitalisation of EU banks’). In its final report on the recapitalisation exercise in October 2012, the EBA stated that once the CRD IV is finally adopted, the 2011 recommendation would be replaced with a new recommendation. The new recommendation will include the requirement for banks to maintain a nominal amount of Core Tier 1 capital as defined by the EBA for the 2011 stress test and recapitalisation recommendation) corresponding to the amount of 9% of the RWAs at 30 June 2012. The Group does not expect the potential floor to become a limiting factor.

Note:
(1)
Based on the following principal assumptions: (i) divestment of Direct Line Group (ii) deductions for financial holdings of less than 10% of common equity Tier 1 capital have been excluded pending the finalisation of CRD IV rules (iii) RWA uplifts assume approval of all regulatory models and completion of planned management actions (iv) RWA uplifts include the impact of credit valuation adjustments (CVA) and asset valuation correlation on banks and central clearing counterparties (v) EU corporates, pension funds and sovereigns are assumed to be exempt from CVA volatility charge in calculating RWA impacts.

*unaudited

Business review Risk and balance sheet management continued

Liquidity, funding and related risks
97	Introduction
97	2012 achievements and looking forward
98	Liquidity risk
98	Policy, framework and governance
100	Stress testing
101	Contingency planning
101	Liquidity reserves
101	Regulatory oversight
102	Funding risk
102	Funding sources
102	Central bank funding
102	Balance sheet composition
103	Liquidity and funding risk: Analyses
103	Funding sources
103	- Notes issued
104	- Deposit and repo funding
104	- Divisional loan:deposit ratios and funding gaps
105	- Long-term debt issuance
106	Liquidity
106	- Liquidity portfolio
108	- Net stable funding ratio
109	Maturity analysis
110	Encumbrance
112	Non-traded interest rate risk
112	- Introduction and methodology
112	- Analyses
112	Value-at-risk
113	Sensitivity of net interest income
114	Currency risk
114	- Structural foreign currency exposures
115	Non-traded equity risk

Business review Risk and balance sheet management continued

Liquidity, funding and related risks
Introduction
Liquidity risk is the risk that the Group is unable to meet its financial obligations, including financing wholesale maturities or customer deposit withdrawals, as and when they fall due. Liquidity risk is highly dependent on company specific characteristics such as the maturity profile and composition of the Group’s assets and liabilities, the quality and marketable value of its liquidity buffer and broader market factors, such as wholesale market conditions alongside depositor and investor behaviour.

Safety and soundness of the balance sheet is one of the central pillars of the Group’s restructuring strategy. Effective management of liquidity risk is central to the safety and soundness agenda. The Group’s experiences in 2008 have heavily influenced both the Group’s and other stakeholders’ approach to this area.

2012 achievements and looking forward*
The Group continued to make solid progress in pursuit of its safety and soundness agenda throughout 2012, with the majority of its medium-term balance sheet targets now met or exceeded. This is despite particularly volatile wholesale market conditions during most of the year due to ongoing stresses emanating from the eurozone.

The Group has actively reduced short-term wholesale funding and has a lower wholesale funding need compared to earlier years. Progress has largely been due to the continued success in executing the Group’s restructuring efforts, as well as by attracting deposits and continuing to deleverage via the run down of Non-Core and risk reductions in Markets. The Group has a smaller balance sheet that is funded by a diverse and stable deposit base.

The Group is expected to have a lower wholesale funding requirement going forward. The Group will continue to look at accessing the market opportunistically from time to time to further support the Group’s overall funding strategy.

Highlights of 2012 include:
•
The Group’s credit profile improved markedly during the year reflecting the success of its restructuring efforts. Credit default swaps spreads fell by 60% from their 2011 peak and secondary bond spreads on five year maturity have narrowed from c.450 basis points to c.100 basis points.

•	The Group repaid all the remaining emergency UK Government funding and liquidity support that was provided to it during 2008-2009 under the Credit Guarantee Scheme and Special Liquidity Scheme.
•
The Group resumed coupon payments on hybrid capital securities following the end of the two year coupon payment ban imposed by the European Commission as part of its 2009 State Aid ruling. Coupons remain suspended on Tier 1 instruments issued by RBS Holdings N.V. until the end of April 2013.

•
The Group and RBS plc issued a combined £1.0 billion in term debt net of buy-backs, a fraction of the £20.9 billion issued in 2011. Short-term wholesale funding was actively managed down to £41.6 billion from £102.4 billion.

•
The overall size of the liquidity buffer reduced modestly to £147.2 billion from £155.3 billion reflecting the lower levels of short-term wholesale funding and a smaller balance sheet. This also allowed the Group to alter the ratio of primary to secondary liquid assets within the liquidity buffer to 62%:38% from 77%:23%. This re-weighting, by reducing the holdings of the lowest yielding liquid assets, benefited the Group’s net interest margin, whilst maintaining a higher quality buffer.

•
Retail & Commercial deposits grew by £8 billion to £401 billion, with particularly strong growth in UK Retail following successful savings campaigns. Wholesale deposits were allowed to run-off, declining by £11 billion to leave Group deposits £3 billion lower at £434 billion.

•
The Group’s loan:deposit ratio improved from 108% in 2011 to reach management’s medium-term target of 100% at 31 December 2012, with lending fully funded by customer deposits and a corresponding reduction in more volatile short-term wholesale funding.

•	The Group has taken advantage of market conditions through the course of the year to further supplement its capital base.

•	RBS Group plc, RBS plc, RBS Citizens Financial Group Inc. and Direct Line Insurance Group plc in aggregate issued £4.8 billion of subordinated liabilities in 2012.

•	The Group successfully undertook two public liability management exercises targeting Lower Tier 2 and senior unsecured debt in support of ongoing balance sheet restructuring initiatives.

Business review Risk and balance sheet management continued

Liquidity risk
The Group has in place a comprehensive set of policies to manage liquidity risk that reflects internal risk appetite, best market practice and complies with prevailing regulatory strictures. These policies have been comprehensively updated since 2008 reflecting:

•	the Group’s experiences in 2008 and 2009;

•	the Group’s restructuring plan and revised risk appetite and framework;

•	regulatory developments and enhancements;

•	ongoing instability in global financial markets; and

•	more conservative expectations from the Group’s various stakeholders.

These policies are designed to address three broad issues which ensure that:

•	the Group’s main legal entities maintain adequate liquidity resources at all times to meet liabilities as and when they fall due;

•	the Group maintains an adequate liquidity buffer appropriate to the business activities of the Group and its risk profile; and

•	the Group has in place robust strategies, policies, systems and procedures for identifying, measuring, monitoring and managing liquidity risk.

At its simplest, these policies and the governance and actions they mandate, determine the sources of liquidity risk and the steps the Group can take when these risks exceed certain tolerances which are actively monitored. These include not only when and how to use the Group’s liquidity buffer but also what other adjustments to the Group’s balance sheet could be undertaken to manage these risks within Group appetite.

These policies are reviewed at least annually or sooner if the Group’s own liquidity position changes or if market conditions and/or regulatory rules warrant further amendment or refinement.

During 2012, the Group’s liquidity risk management was tested by two different events, the lowering of the Group’s credit rating and the technology incident. These two events highlight the variety of circumstances and events through which liquidity risk can materialise.

In the case of the credit rating downgrade by Moody’s, the Group was given adequate notice to plan for such an outcome and challenge Moody’s analytical approach. Potential or actual changes in the Group’s or any of its subsidiaries ratings prompt an intensive internal review of the likelihood and magnitude of such an outcome on customer and counterparty behaviours. These include stress testing and scenario modelling. This analysis was reviewed internally and shared with the FSA. As a precautionary measure the Group increased the size of its liquidity buffer in the period leading up the conclusion of the rating review. Such actions proved unnecessary once Moody’s concluded their rating review as there was very limited impact on customer or counterparty behaviour.

Conversely, the technology event could not be foreseen and whilst similar steps to understand the full impact needed to be taken, the process was performed under a vastly compacted timeframe. Both events have demonstrated the considerable progress the Group has made in addressing the sources of liquidity risk and mitigating any impacts, real or reputational.

Policy, framework and governance
Governance
The Group has in place a robust and comprehensive set of policies and procedures for assessing, measuring and controlling the liquidity risk within the Group. This ensures that the Group always maintain sufficient eligible and appropriate financial resources to meet its forward looking financial commitments as they fall due.

The Group’s appetite for liquidity risk is set by the Board and then managed by various functions within the business. For example, measurement of the Group’s liquidity risk is managed on a daily basis within Group Finance, policy compliance and development is managed within the Group Risk framework.

In setting risk limits the Board takes into account the nature of the Group’s various activities, the Groups overall risk appetite, market best practice and regulatory compliance.

Analogous provisions and requirements exist for each member of the Group, who must comply with both internal standards and local regulatory frameworks for the different jurisdictions in which they operate.

The Group’s principal regulator, the FSA, has a comprehensive set of liquidity policies the cornerstone of which is Policy Statement (PS) 09/16. In order to comply with the FSA regulatory process, the Group:

•	Must complete and keep updated an Individual Liquidity Adequacy Assessment (ILAA);

•	Submit itself to the Supervisory Liquidity Review Process which is a review of the ILAA and the Group’s liquidity policies and operational capacity and capability; and

•	This in turn leads to the Group and the FSA agreeing the parameters of Group’s Individual Liquidity Guidance (ILG). Which influences the overall size of the Group’s liquidity buffer.

Business review Risk and balance sheet management continued

Liquidity risk: Policy, framework and governance continued
The ILAA is the cornerstone of the Group’s assessment process and informs the Group Board and the FSA of the assessment and quantification of the Group’s liquidity risks and their mitigation and how much current and future liquidity is required to manage those risks.

The Group has identified ten specific liquidity risk factors which range from the risk associated with both behavioural and contractual customer deposit outflows, through to firm-specific reputational factors that could impact the Group’s liquidity position from time to time.

In addition, the Group follows the broader market developments in respect of the ongoing evolution of industry and regulatory liquidity risk policies that are currently being debated at an international level and adjusts its policies and processes where appropriate.

Finally, external stakeholders such as market counterparties, debt and equity investors and credit rating agencies actively review and challenge the Group’s approach, their views being reflected through their ongoing support of the Group.

The Group actively monitors ongoing regulatory developments in the international arena. Whilst most individual country regulators have implemented or refined specific country liquidity regulations, much work continues at an international level to agree common standards.

The majority of this work is conducted under the auspices of the Basel Committee on Bank Supervision and includes discussion on important measures such as the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR). The Group will always look to proactively adopt such measures into its reporting capabilities provided that there is an alignment and agreement between domestic and international regulators on these issues and specific country regulatory rules are updated to reflect these agreements.

In January 2013, the Basel Committee on Banking Supervision issued its revised draft guidance for calculating the LCR, which is currently expected to come into force from 1 January 2015 on a phased basis. Pending the finalisation of the definitions, the Group monitors the LCR and the NSFR in its internal reporting framework based on its interpretation and expectation of the final rules. On this basis, as of 31 December 2012, the Groups LCR was over 100% and the NSFR 117%.

At present there is a broad range of interpretations on how to calculate the NSFR and, especially, the LCR due to the lack of a commonly agreed market standard. There are also inconsistencies between the current regulatory approach of the FSA and that being proposed in the LCR with respect to the treatment of unencumbered assets that could be pledged to central banks via a discount window facility. This makes meaningful comparisons of the LCR between institutions difficult. The Group will continue to work with regulators and industry groups to measure and report the impact of the rules as they are finalised. Assumptions will be refined as regulatory interpretations evolve.

Liquidity measurement and monitoring
Liquidity risk is measured and assessed on a daily basis at Group level. The Group uses a set of internal and regulatory metrics and analysis to assess liquidity risk.

The Group uses limits to manage and control the overall extent of liquidity risk within the balance sheet. Limits focus on the aggregate risk, the amount and composition of particular sources of liabilities, asset liability mismatches and third party counterparty concentrations. Reported balance sheet metrics such as loan:deposit ratio targets or the percentage of short-term wholesale funding are examples of these limits.

The Group also uses appropriate transfer pricing of liquidity costs to foster appropriate pricing behaviour and decision making. The Group’s internal transfer pricing policy helps to manage the balance sheet mix and composition of contingent and actual liabilities and to ensure that liquidity risk is reflected in product pricing and divisional business performance measurement. This also ensures that divisions are being correctly incentivised to source the most appropriate mix of funding.

Stress and scenario testing is used to help inform a broader understanding of liquidity risk as well as to model specific liquidity risks events, for example the secession of a country from the euro.

The Group actively monitors a range of market and firm-specific early warning indicators of emerging liquidity stresses. Some of these indicators will be actual performance of the business against pre-agreed limits, for example customer deposit outflows. Others will be based around general or specific market movements such as movements in the Group’s credit default swap spreads.

Liquidity risks are reviewed at legal entity daily, and performance reported to Divisional and Group Asset and Liability Committees. Any breach or material deterioration of these metrics will set in motion a series of actions and escalations that could lead to activation of the contingency funding plan. Any breach of these metrics that subsequently means that the Group can no longer comply with its ILG will necessitate notification to the FSA and the eventual submission of a liquidity remediation plan.

The Group’s liquidity risk framework is subject to internal oversight, challenge and governance both at Board level and via internal control functions such as Internal Audit. The Group is also subject to regulatory review and challenge from the FSA through its supervisory programme.

Business review Risk and balance sheet management continued

Stress testing*
The strength of any bank’s liquidity risk management can only be evaluated on the Group’s ability to survive under stress.

Simulated liquidity stress testing is regularly performed for each business as well as the major operating subsidiaries. Stress tests are designed to look at the impact of a variety of firm-specific and market-related scenarios on the future adequacy of the Group’s liquidity resources. Stress tests can be run at any time in response to the emergence of one of these risks.

Scenarios include assumptions about significant changes in key funding sources, external credit ratings, contingent uses of funding, and political and economic conditions or events in particular countries. For example, during 2012 the Group undertook a specific series of stress tests to assess the likely worst case impact associated with a one notch downgrade to the Group’s credit rating by Moody’s. Stress scenarios are applied to both on-balance sheet instruments and off-balance sheet activities, to provide a comprehensive view of potential cash flows.

In determining the adequacy of the Group’s liquidity resources the Group focuses on the stressed outflows it could be anticipated to experience as a result of any stress scenario occurring. These outflows are measured as occurring over certain time periods which extend from any given day out to two weeks, to as long as three months. The Group is expected to be able to withstand these stressed outflows through its own resources (principally the use of the liquidity buffer) over these time horizons without having to revert to extraordinary central bank or governmental assistance.

The Group’s actual experiences from the 2008 and 2009 period have factored heavily into the liquidity analysis in the past, although more recent market conditions and events provide more up-to-date data for scenario modelling. Stress tests are augmented from time to time to reflect firm-specific or emerging market risks that could have a material impact on the Group’s liquidity position.

The Group’s liquidity risk appetite is measured by reference to the liquidity buffer as a percentage of stressed contractual and behavioural outflows under the worst of three severe stress scenarios as envisaged under the FSA regime. Liquidity risk is expressed as a surplus of liquid assets over three months’ stressed outflows under the worst of a market-wide stress, an idiosyncratic stress and a combination of both. At 31 December 2012, the Group’s holding of liquid assets was 128% of the worst case stress requirements.

The results of stress testing are an active part of management and strategy in balance sheet management and inform allocation, target and limit discussions. In short, limits in the business-as-usual environment are bounded by capacity to satisfy the Group’s liquidity needs in the stress environments.

Key liquidity risk stress testing assumptions

•
Net wholesale funding - Outflows at contractual maturity of wholesale funding and conduit commercial paper, with no rollover/new issuance. Prime Brokerage, 100% loss of excess client derivative margin and 100% loss of excess client cash.

•	Secured financing and increased haircuts - Loss of secured funding capacity at contractual maturity date and incremental haircut widening, depending upon collateral type.

•	Retail and commercial bank deposits - Substantial outflows as the Group could be seen as a greater credit risk than competitors.

•
Intra-day cashflows - Liquid collateral held against intra-day requirement at clearing and payment systems is regarded as encumbered with no liquidity value assumed. Liquid collateral is held against withdrawal of unsecured intra-day lines provided by third parties.

•	Intra-group commitments and support - Risk of cash within subsidiaries becoming unavailable to the wider Group and contingent calls for funding on Group Treasury from subsidiaries and affiliates.

•	Funding concentrations - Additional outflows recognised against concentration of providers of wholesale secured financing.

•
Off-balance sheet activities - Collateral outflows due to market movements, and all collateral owed by the Group to counterparties but not yet called; anticipated increase in firm’s derivative initial margin requirement in stress scenarios; collateral outflows contingent upon a multi-notch credit rating downgrade of Group firms; drawdown on committed facilities provided to corporates, based on counterparty type, creditworthiness and facility type; and drawdown on retail commitments.

•
Franchise viability - Group liquidity stress testing includes additional liquidity in order to meet outflows that are non-contractual in nature, but are necessary in order to support valuable franchise businesses.

•
Management action - Unencumbered marketable assets that are held outside of the Core liquidity buffer and are of verifiable liquidity value to the firm, are assumed to be monetised (subject to haircut/valuation adjustment).

Business review Risk and balance sheet management continued

Liquidity risk continued
Contingency planning
The Group has a Contingency Funding Plan (CFP), which is updated as the balance sheet evolves and forms the basis of analysis and actions to remediate adverse circumstances as and if they arise. The CFP is linked to stress test results and forms the foundation for liquidity risk limits. The CFP provides a detailed description of the availability, size and timing of all sources of contingent liquidity available to the Group in a stress event. These are ranked in order of economic impact and effectiveness to meet the anticipated stress requirement. The CFP includes documented processes for actions that may be required to meet the outflows. Roles and responsibilities for the effective implementation of the CFP are also documented.

Liquidity reserves
Liquidity risks are mitigated by the Group’s centrally managed liquidity buffer. The size of the reserve is an output from internal modelling and the FSA’s ILG. The majority of the portfolio is held in the FSA regulated UK Defined Liquidity Group (UK DLG) comprising the Group’s five UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Co and Adam & Company.

Certain of the Group's significant operating subsidiaries - RBS N.V., RBS Citizens Financial Group Inc. (CFG) and Ulster Bank Ireland Limited - hold locally managed portfolios of liquid assets that comply with local regulations but may differ with FSA rules. These portfolios are the responsibility of the local Treasurer who reports to the Group Treasurer.

The Group‘s liquidity buffer is managed by Group Treasury and is the responsibility of the Group Treasurer. The liquidity buffer is ring-fenced from the trading book within the Markets division. The liquidity buffer is actively managed so as to balance its liquidity value relative to the margin impact of maintaining a large and high quality investment portfolio. This is in line with internal liquidity risk policy and appetite and regulatory guidance. The portfolio is accounted for on an available-for-sale basis. The value of the portfolio can move up and down based on a variety of market movements. Gains can and will be taken through sales of portfolios. Such sales and gains are part of normal portfolio management and these gains can be used to offset costs in other parts of the Group.

The Group analyses its liquidity buffer including its locally managed liquidity pools into primary and secondary liquidity groups.
The primary liquidity group generally reflects eligible liquid assets, such as cash and balances at central banks, treasury bills and other high quality government and agency bonds, and other local primary qualifying liquid assets for each of the significant operating subsidiaries that maintain a local liquidity pool.

Secondary liquidity assets represent other qualifying liquid assets that are eligible for local central bank liquidity facilities but do not meet the core local regulatory definition. For example, secondary liquid assets include self-issued securitisations or covered bonds that are retained on balance sheet and pre-positioned with a central bank so that they can be converted into additional sources of liquidity at very short notice.

The Group in consultation with the FSA and subject to the requirements of the FSA’s ILG can change the composition of its liquidity buffer. The change in composition may relate to market specific factors, changes in internal liquidity risk mix or regulatory guidance. This occurred in 2012 when the FSA agreed to recognise an increase in the amount of secondary liquidity assets and a reduction in primary assets. Such a change was made possible in conjunction with the introduction of the Funding for Lending Scheme. The reduction in the balance of primary assets was also beneficial to the Group’s margin.

Regulatory oversight
The Group operates in multiple jurisdictions and is subject to a number of regulatory regimes.

The Group’s lead regulator is the UK Financial Services Authority (FSA). The FSA implemented a new liquidity regime as documented in PS 09/16, on 1 June 2010. The new rules provide a standardised approach applied to all UK banks and all building societies as well as branches and subsidiaries of foreign financial firms. The rules focus on the UK DLG and cover adequacy of liquidity resources, controls, stress testing and the Individual Liquidity Adequacy Assessment.

In addition, in the US, the Group’s operations must meet liquidity requirements set out by the US Federal Reserve Bank, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Financial Industry Regulatory Authority. In the Netherlands, RBS N.V. is subject to the De Nederlandsche Bank liquidity oversight regime.

Business review Risk and balance sheet management continued

Funding risk
As noted earlier, the Group actively participates in the broader international debate and process regarding further reform and refinement of liquidity risk oversight and policies, and will seek to adopt commonly agreed upon measures where there is consistent alignment between domestic and international regulators.

Funding sources
The Group has access to a variety of wholesale funding sources across the globe, including short-term money markets and term debt investors through its secured and unsecured funding programmes. These sources of funding are complementary to the Group’s customer deposit gathering activities.

Diversity in funding is provided by its active role in the money markets, along with access to global capital flows through the Group’s international client base. These funding programmes allow the Group (or its subsidiaries) to issue secured or unsecured, senior or subordinated securities. Over time the Group’s wholesale funding franchise has been diversified by currency, geography, maturity and type.

The Group accesses the market directly or through one of its main operating subsidiaries through established funding programmes. The use of different entities to access the market from time to time allows the Group to further diversify its funding profile, take advantage of different benefits offered by using these entities, and in certain limited circumstances demonstrate to regulators that specific operating subsidiaries enjoy market access in their own right. This flexibility will become increasingly important in the future as the Group moves towards complying with the Independent Commission on Banking recommendations.

Central bank funding*
The Group may access various funding facilities offered by central banks from time to time. The use of such facilities can be both part of a wider strategic objective to support initiatives to help stimulate economic growth or as part of the Group’s broader liquidity management and funding strategy. Overall usage and repayment of available central bank facilities will fit within the Group’s overall liquidity risk appetite and concentration limits contained therein so as not to create outsized maturity exposures.

During 2012, the Group drew down €10 billion of funding under the European Central Bank’s Long Term Refinancing Operation and £750 million of treasury bills under the Bank of England’s Funding for Lending Scheme.

Balance sheet composition
The Group’s balance sheet composition is a function of the broad array of product offerings and diverse markets served by its Core divisions. The structural composition of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise the liquidity profile in normal business environments, while ensuring adequate coverage of all cash requirements under extreme stress conditions.

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

The Group also accesses wholesale markets by way of public and private debt issuances on an unsecured and secured basis. These debt issuance programmes are spread across multiple currencies and maturities, to appeal to a broad range of investor types and preferences around the world. This market-based funding supplements the Group’s structural liquidity needs and, in some cases, achieves certain capital objectives.

Business review Risk and balance sheet management continued

Liquidity and funding risk: Analyses
Funding sources
The table below shows the Group’s principal funding sources excluding repurchase agreements.

	2012	2011	2010
	£m	£m	£m
Deposits by banks
derivative cash collateral	28,585	31,807	28,074
other deposits	28,489	37,307	38,243
	57,074	69,114	66,317
Debt securities in issue
conduit asset-backed commercial paper (ABCP)	—	11,164	17,320
other commercial paper (CP)	2,873	5,310	8,915
certificates of deposit (CDs)	2,996	16,367	37,855
medium-term notes (MTNs)	66,603	105,709	131,026
covered bonds	10,139	9,107	4,100
securitisations	11,981	14,964	19,156
	94,592	162,621	218,372
Subordinated liabilities	27,302	26,319	27,053
Notes issued	121,894	188,940	245,425
Wholesale funding	178,968	258,054	311,742
Customer deposits
cash collateral	7,949	9,242	10,433
other deposits	426,043	427,511	420,433
Total customer deposits	433,992	436,753	430,866
Total funding	612,960	694,807	742,608

The table below shows the Group’s wholesale funding by source.

	Short-term wholesale funding (1)		Total wholesale funding		Net inter-bank funding (2)
	Excluding derivative collateral	Including derivative collateral	Excluding derivative collateral	Including derivative collateral	Deposits	Loans (3)	Net inter-bank funding
	£bn	£bn	£bn	£bn	£bn	£bn	£bn
2012	41.6	70.2	150.4	179.0	28.5	(18.6)	9.9
2011	102.4	134.2	226.2	258.1	37.3	(24.3)	13.0
2010	129.7	157.8	283.7	311.7	38.2	(31.3)	6.9

Notes:
(1)	Short-term wholesale balances denote those with a residual maturity of less than one year and include longer-term issuances.
(2)	Excludes derivative collateral.
(3)	Primarily short-term balances.

Notes issued
The table below shows the Group’s debt securities in issue and subordinated liabilities by residual maturity.

2012	Debt securities in issue
	Conduit ABCP	Other CP and CDs	MTNs	Covered bonds	Securitisations	Total	Subordinated liabilities	Total notes issued	Total notes issued
	£m	£m	£m	£m	£m	£m	£m	£m	%
Less than 1 year	—	5,478	13,019	1,038	761	20,296	2,351	22,647	18
1-3 years	—	385	20,267	2,948	540	24,140	7,252	31,392	26
3-5 years	—	1	13,374	2,380	—	15,755	756	16,511	14
More than 5 years	—	5	19,943	3,773	10,680	34,401	16,943	51,344	42
	—	5,869	66,603	10,139	11,981	94,592	27,302	121,894	100

2011
Less than 1 year	11,164	21,396	36,302	—	27	68,889	624	69,513	37
1-3 years	—	278	26,595	2,760	479	30,112	3,338	33,450	18
3-5 years	—	2	16,627	3,673	—	20,302	7,232	27,534	14
More than 5 years	—	1	26,185	2,674	14,458	43,318	15,125	58,443	31
	11,164	21,677	105,709	9,107	14,964	162,621	26,319	188,940	100

Business review Risk and balance sheet management continued

2010	Debt securities in issue
	Conduit ABCP	Other CP and CDs	MTNs	Covered bonds	Securitisations	Total	Subordinated liabilities	Total notes issued	Total notes issued
	£m	£m	£m	£m	£m	£m	£m	£m	%
Less than 1 year	17,320	46,051	30,589	—	88	94,048	964	95,012	39
1-3 years	—	702	47,357	1,078	12	49,149	754	49,903	20
1-5 years	—	12	21,466	1,294	34	22,806	8,476	31,282	13
More than 5 years	—	5	31,614	1,728	19,022	52,369	16,859	69,228	28
	17,320	46,770	131,026	4,100	19,156	218,372	27,053	245,425	100

Deposit and repo funding
The table below shows the composition of the Group’s deposits excluding repos and repo funding.

	2012		2011		2010
	Deposits	Repos	Deposits	Repos	Deposits	Repos
	£m	£m	£m	£m	£m	£m
Financial institutions
- central and other banks	57,074	44,332	69,114	39,691	66,317	32,739
- other financial institutions	64,237	86,968	66,009	86,032	65,532	75,782
Personal and corporate deposits	369,755	1,072	370,744	2,780	365,334	6,312
	491,066	132,372	505,867	128,503	497,183	114,833

£173 billion or 40% of the customer deposits included above are insured through the UK Financial Services Compensation Scheme, US Federal Deposit Insurance Corporation Scheme and other similar schemes. Of the personal and corporate deposits above, 42% related to personal customers and 58% to corporate customers.

Divisional loan:deposit ratios and funding gaps
The table below shows divisional loans, deposits, customer loan:deposit ratios and customer funding gaps.

2012	Loans (1)	Deposits (2)	Loan:deposit ratio (3)	Funding surplus /(gap) (3)
	£m	£m	%	£m
UK Retail	110,970	107,633	103	(3,337)
UK Corporate	104,593	127,070	82	22,477
Wealth	16,965	38,910	44	21,945
International Banking (4)	39,500	46,172	86	6,672
Ulster Bank	28,742	22,059	130	(6,683)
US Retail & Commercial	50,726	59,164	86	8,438
Conduits (4)	2,458	—	—	(2,458)
Retail & Commercial	353,954	401,008	88	47,054
Markets	29,589	26,346	112	(3,243)
Other	3,264	3,340	98	76
Core	386,807	430,694	90	43,887
Non-Core	45,144	3,298	nm	(41,846)
Group	431,951	433,992	100	2,041

2011
UK Retail	107,983	101,878	106	(6,105)
UK Corporate	108,668	126,309	86	17,641
Wealth	16,834	38,164	44	21,330
International Banking (4)	46,417	45,051	103	(1,366)
Ulster Bank	31,303	21,814	143	(9,489)
US Retail & Commercial	50,842	59,984	85	9,142
Conduits (4)	10,504	—	—	(10,504)
Retail & Commercial	372,551	393,200	95	20,649
Markets	31,254	36,776	85	5,522
Other	1,196	2,496	48	1,300
Core	405,001	432,472	94	27,471
Non-Core	68,516	4,281	nm	(64,235)
Group	473,517	436,753	108	(36,764)

For the notes to this table refer to the following page.

Business review Risk and balance sheet management continued

Liquidity and funding risk: Analyses: Funding sources continued
	Loans (1)	Deposits (2)	Loan:deposit ratio (3)	Funding surplus /(gap) (3)
2010	£m	£m	%	£m
UK Retail	105,663	96,113	110	(9,550)
UK Corporate	112,037	124,529	90	12,492
Wealth	16,065	36,449	44	20,384
International Banking (4)	49,186	44,271	111	(4,915)
Ulster Bank	35,225	23,117	152	(12,108)
US Retail & Commercial	47,824	59,307	81	11,483
Conduits (4)	13,178	—	—	(13,178)
Retail & Commercial	379,178	383,786	99	4,608
Markets	25,061	38,170	66	13,109
Other	872	658	133	(214)
Core	405,111	422,614	96	17,503
Non-Core	102,650	8,252	nm	(94,398)
Group	507,761	430,866	118	(76,895)

nm = not meaningful

Notes:
(1)	Excludes reverse repurchase agreements and stock borrowing and net of impairment provisions.
(2)	Excludes repurchase agreements and stock lending.
(3)	Based on loans and advances to customers net of provisions and customer deposits as shown.
(4)	All conduits relate to International Banking and have been extracted and shown separately as they were funded by commercial paper issuance until the end of the third quarter of 2012.

Long-term debt issuance
The table below shows debt securities issued by the Group during the year with an original maturity of one year or more. The Group also executes other long-term funding arrangements (predominantly term repurchase agreements) which are not reflected in the following table.

	2012	2011	2010
	£m	£m	£m
Public
- unsecured	1,237	5,085	12,887
- secured	2,127	9,807	8,041
Private
- unsecured	4,997	12,414	17,450
- secured	—	500	—
Gross issuance	8,361	27,806	38,378
Buy-backs (1)	(7,355)	(6,892)	(6,298)
Net issuance	1,006	20,914	32,080

Note:
(1)	Excludes liability management exercises.

Business review Risk and balance sheet management continued

Liquidity
Liquidity portfolio
The table below analyses the Group’s liquidity portfolio by product and between the UK Defined Liquidity Group (UK DLG), RBS Citizens Financial Group Inc. (CFG) and other subsidiaries, by liquidity value. Liquidity value is lower than carrying value principally as it is stated after the discounts applied by the Bank of England and other central banks to loans, within secondary liquidity portfolio, eligible for discounting.

2012	Liquidity value
	Period end
	UK DLG (1)	CFG	Other	Total	Average*
	£m	£m	£m	£m	£m
Cash and balances at central banks	64,822	891	4,396	70,109	81,768
Central and local government bonds
AAA rated governments and US agencies	3,984	5,354	547	9,885	18,832
AA- to AA+ rated governments (2)	9,189	—	432	9,621	9,300
governments rated below AA	—	—	206	206	596
local government	—	—	979	979	2,244
	13,173	5,354	2,164	20,691	30,972
Treasury bills	750	—	—	750	202
Primary liquidity	78,745	6,245	6,560	91,550	112,942
Other assets (3)
AAA rated	3,396	7,373	203	10,972	17,304
below AAA rated and other high quality assets	44,090	—	557	44,647	24,674
Secondary liquidity	47,486	7,373	760	55,619	41,978
Total liquidity portfolio	126,231	13,618	7,320	147,169	154,920

Carrying value	157,574	20,524	9,844	187,942

2011
Cash and balances at central banks	55,100	1,406	13,426	69,932	74,711
Central and local government bonds
AAA rated governments and US agencies	22,563	7,044	25	29,632	37,947
AA- to AA+ rated governments (2)	14,102	—	—	14,102	3,074
governments rated below AA	—	—	955	955	925
local government	—	—	4,302	4,302	4,779
	36,665	7,044	5,282	48,991	46,725
Treasury bills	—	—	—	—	5,937
Primary liquidity	91,765	8,450	18,708	118,923	127,373
Other assets (3)
AAA rated	17,216	4,718	3,268	25,202	21,973
below AAA rated and other high quality assets	6,105	—	5,100	11,205	12,102
Secondary liquidity	23,321	4,718	8,368	36,407	34,075
Total liquidity portfolio	115,086	13,168	27,076	155,330	161,448

Carrying value	135,754	25,624	32,117	193,495

For the notes to this table refer to the following page.

Business review Risk and balance sheet management continued

Liquidity and funding risk: Analyses: Liquidity continued

	Liquidity value
	Period end
	UK DLG (1)	CFG	Other	Total
2010	£m	£m	£m	£m
Cash and balances at central banks	43,804	2,314	7,543	53,661
Central and local government bonds
AAA rated governments and US agencies	32,337	4,830	4,268	41,435
AA- to AA+ rated governments (2)	2,404	—	1,340	3,744
governments rated below AA	—	—	1,029	1,029
local government	—	—	5,672	5,672
	34,741	4,830	12,309	51,880
Treasury bills	14,529	—	—	14,529
Primary liquidity	93,074	7,144	19,852	120,070
Other assets (3)
AAA rated	7,787	—	10,049	17,836
below AAA rated and other high quality assets	8,313	4,601	3,779	16,693
Secondary liquidity	16,100	4,601	13,828	34,529
Total liquidity portfolio	109,174	11,745	33,680	154,599

Carrying value	120,178	18,055	40,857	179,090

Notes:
(1)
The FSA regulated UK Defined Liquidity Group (UK DLG) comprises the Group’s five UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Co and Adam & Company. In addition, certain of the Group's significant operating subsidiaries - RBS N.V., RBS Citizens Financial Group Inc. (CFG) and Ulster Bank Ireland Limited (UBIL) - hold locally managed portfolios of liquid assets that comply with local regulations that may differ from FSA rules.

(2)	Includes US government guaranteed and US government sponsored agencies.
(3)	Includes assets eligible for discounting at the Bank of England and other central banks.

Business review Risk and balance sheet management continued

Net stable funding ratio*
The table below shows the composition of the Group’s net stable funding ratio (NSFR), estimated by applying the Basel III guidance issued in December 2010. The Group’s NSFR will also continue to be refined over time in line with regulatory developments and related interpretations. It may also be calculated on a basis that may differ from other financial institutions.

	2012		2011		2010
		ASF(1)		ASF(1)		ASF(1)	Weighting
	£bn	£bn	£bn	£bn	£bn	£bn	%
Equity	70	70	76	76	77	77	100
Wholesale funding > 1 year	109	109	124	124	154	154	100
Wholesale funding < 1 year	70	—	134	—	157	—	—
Derivatives	434	—	524	—	424	—	—
Repurchase agreements	132	—	129	—	115	—	—
Deposits
- retail and SME - more stable	203	183	227	204	172	155	90
- retail and SME - less stable	66	53	31	25	51	41	80
- other	164	82	179	89	206	103	50
Other (2)	64	—	83	—	98	—	—
Total liabilities and equity	1,312	497	1,507	518	1,454	530

Cash	79	—	79	—	57	—	—
Inter-bank lending	29	—	44	—	58	—	—
Debt securities > 1 year
- governments AAA to AA-	64	3	77	4	89	4	5
- other eligible bonds	48	10	73	15	75	15	20
- other bonds	19	19	14	14	10	10	100
Debt securities < 1 year	26	—	45	—	43	—	—
Derivatives	442	—	530	—	427	—	—
Reverse repurchase agreements	105	—	101	—	95	—	—
Customer loans and advances > 1 year
- residential mortgages	145	94	145	94	145	94	65
- other	136	136	173	173	211	211	100
Customer loans and advances < 1 year
- retail loans	18	15	19	16	22	19	85
- other	131	66	137	69	125	63	50
Other (3)	70	70	70	70	97	97	100
Total assets	1,312	413	1,507	455	1,454	513
Undrawn commitments	216	11	240	12	267	13	5
Total assets and undrawn commitments	1,528	424	1,747	467	1,721	526

Net stable funding ratio		117%		111%		101%

Notes:
(1)	Available stable funding.
(2)	Deferred tax, insurance liabilities and other liabilities.
(3)	Prepayments, accrued income, deferred tax, settlement balances and other assets.

Key point
•
NSFR improved from 111% at 31 December 2011 to 117% at the end of 2012. Long-term wholesale funding declined by £15 billion in line with Markets' strategy, and funding requirement relating to long-term lending decreased by £37 billion, reflecting de-risking, sales and repayments in Non-Core.

Business review Risk and balance sheet management continued

Liquidity and funding risk: Analyses continued
Maturity analysis
The contractual maturity of balance sheet assets and liabilities highlights the maturity transformation which underpins the role of banks to lend long-term, but to fund themselves predominantly through short-term liabilities such as customer deposits. This is achieved through the diversified funding franchise of the Group across an extensive customer base, and across a wide geographic network. In practice, the behavioural profiles of many liabilities exhibit greater stability and longer maturity than the contractual maturity. This is particularly true of many types of retail and corporate deposits which whilst may be repayable on demand or at short notice, have demonstrated very stable characteristics even in periods of acute stress such as those experienced in 2008.

Retail & Commercial*
The table below illustrates the contractual and behavioural maturity analysis of Retail & Commercial customer deposits.

	Less than 1 year	1-5 years	More than 5 years	Total
	£bn	£bn	£bn	£bn
Contractual maturity	381	20	1	402
Behavioural maturity	146	219	37	402

Contractual maturity
The following table shows the residual maturity of financial instruments, based on contractual date of maturity. Held-for-trading (HFT) assets and liabilities have been excluded from the maturity analysis in view of their short-term nature and are shown in total in the table below. Hedging derivatives are included within the relevant maturity bands.

2012	Other than held-for-trading (HFT)								HFT	Total
	Less than 1 month	1-3 months	3-6 months	6 months -1 year	1-3 years	3-5 years	More than 5 years	Total excluding HFT
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	79,308	—	—	—	—	—	—	79,308	—	79,308
Bank reverse repos	1,302	87	—	—	—	—	—	1,389	33,394	34,783
Customer reverse repos	22	—	—	—	—	—	—	22	70,025	70,047
Loans to banks (1)	14,519	1,879	1,005	206	269	35	102	18,015	13,265	31,280
Loans to customers (1)	40,883	18,324	19,269	27,377	58,503	52,930	189,824	407,110	24,841	431,951
Debt securities	2,206	1,869	1,279	1,676	11,847	17,929	49,478	86,284	78,340	164,624
Equity shares	—	—	—	—	—	—	1,908	1,908	13,329	15,237
Settlement balances	5,741	—	—	—	—	—	—	5,741	—	5,741
Derivatives	—	571	626	1,252	3,803	1,879	508	8,639	433,279	441,918
Other assets	72	28	32	106	31	38	617	924	—	924
Total financial assets	144,053	22,758	22,211	30,617	74,453	72,811	242,437	609,340	666,473	1,275,813

Bank repos	3,551	3,261	—	—	1,150	—	—	7,962	36,370	44,332
Customer repos	2,733	3,083	—	—	—	—	—	5,816	82,224	88,040
Deposits by banks	15,046	1,409	564	489	7,127	336	1,532	26,503	30,571	57,074
Customer accounts	359,157	14,773	8,933	15,662	18,932	3,660	798	421,915	12,077	433,992
Debt securities in issue	2,248	2,639	7,996	6,263	21,220	12,038	31,309	83,713	10,879	94,592
Settlement balances	5,875	—	—	—	3	—	—	5,878	—	5,878
Short positions	—	—	—	—	—	—	—	—	27,591	27,591
Derivatives	—	310	251	501	1,790	1,262	1,682	5,796	428,544	434,340
Subordinated liabilities	231	184	1,352	620	7,070	862	16,983	27,302	—	27,302
Other liabilities	1,684	—	—	—	8	1	3	1,696	—	1,696
Total financial liabilities	390,525	25,659	19,096	23,535	57,300	18,159	52,307	586,581	628,256	1,214,837

Note:
(1)	Excludes reverse repos.

Business review Risk and balance sheet management continued

Encumbrance
The Group reviews all assets against the criteria of being able to finance them in a secured form (encumbrance) but certain asset types lend themselves more readily to encumbrance. The typical characteristics that support encumbrance are an ability to pledge those assets to another counterparty or entity through operation of law without necessarily requiring prior notification, homogeneity, predictable and measurable cash flows, and a consistent and uniform underwriting and collection process. Retail assets including residential mortgages, credit card receivables and personal loans display many of these features.

From time to time the Group encumbers assets to serve as collateral to support certain wholesale funding initiatives. The three principal forms of encumbrance are own asset securitisations, covered bonds and securities repurchase agreements. The Group categorises its assets into three broad groups; assets that are:

•	already encumbered and used to support funding currently in place via own asset securitisations, covered bonds and securities repurchase agreements.

•	not currently encumbered but can for instance be used to access funding from market counterparties or central bank facilities as part of the Group’s contingency funding.

•
not currently encumbered. In this category, the Group has in place an enablement programme which seeks to identify assets which are capable of being encumbered and to identify the actions to facilitate such encumbrance whilst not impacting customer relationships or servicing.

The Group’s encumbrance ratios are set out below.

Encumbrance ratios	2012	2011
	%	%
Total	18	19
Excluding balances relating to derivative transactions	22	26
Excluding balances relating to derivative and securities financing transactions	13	19

Own-asset securitisations
The Group has a programme of own-asset securitisations where assets are transferred to bankruptcy remote special purpose entities (SPEs) funded by the issue of debt securities. The majority of the risks and rewards of the portfolio are retained by the Group and these SPEs are consolidated and all of the transferred assets retained on the Group’s balance sheet. In some own-asset securitisations, the Group may purchase all the issued securities which are available to be pledged as collateral for repurchase agreements with major central banks. The following table shows the asset categories together with the carrying amounts of the assets and associated liabilities, for both own-asset securitisations where the debt securities issued are held by third parties and those where the debt securities issued are held by the Group.

Covered bond programme
Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of covered bonds by the Group. The Group retains all of the risks and rewards associated with these loans, the partnerships are consolidated, the loans retained on the Group’s balance sheet and the related covered bonds in issue included within debt securities in issue. The following table shows the asset categories and the carrying amounts of those assets and of the covered bonds issued.

Securities repurchase agreements and lending transactions
The Group enters into securities repurchase agreements and securities lending transactions (repos) under which it transfers securities in accordance with normal market practice. Generally, the agreements require additional collateral to be provided if the value of the securities falls below a predetermined level. Under standard terms for repurchase transactions in the UK and US markets, the recipient of collateral has an unrestricted right to sell or repledge it, subject to returning equivalent securities on settlement of the transaction. Securities sold under repurchase transactions are not derecognised if the Group retains substantially all the risks and rewards of ownership. The fair value (which is equivalent to the carrying value) of securities transferred under such repurchase transactions included within debt securities on the balance sheet are set out below. All of these securities could be sold or repledged by the holder.

Business review Risk and balance sheet management continued

Liquidity and funding risk: Analyses: Encumbrance continued
Assets encumbrance

	Encumbered assets relating to:						Encumbered assets as a % of related total assets	Liquidity portfolio	Other	Total
	Debt securities in issue		Other secured liabilities			Total encumbered assets
	Securitisations and conduits	Covered bonds	Derivatives	Repos	Secured borrowings
	£bn	£bn	£bn	£bn	£bn	£bn		£bn	£bn	£bn
Cash and balances at central banks	5.3	0.5	—	—	—	5.8	7	70.2	3.3	79.3
Loans and advances to banks (1)	—	—	12.8	—	—	12.8	41	—	18.5	31.3
Loans and advances to customers (1)
- UK residential mortgages	16.4	16.0	—	—	—	32.4	30	58.7	18.0	109.1
- Irish residential mortgages	10.6	—	—	—	1.8	12.4	81	—	2.9	15.3
- US residential mortgages	—	—	—	—	—	—	—	7.6	14.1	21.7
- UK credit cards	3.0	—	—	—	—	3.0	44	—	3.8	6.8
- UK personal loans	4.7	—	—	—	—	4.7	41	—	6.8	11.5
- other	20.7	—	22.5	—	0.8	44.0	16	6.5	217.1	267.6
Debt securities	1.0	—	8.3	91.2	15.2	115.7	70	22.3	26.6	164.6
Equity shares	—	—	0.7	6.8	—	7.5	49	—	7.7	15.2
	61.7	16.5	44.3	98.0	17.8	238.3		165.3	318.8	722.4
Own asset securitisations								22.6
Total liquidity portfolio								187.9

Liabilities secured
Intra-Group - used for secondary liquidity	(22.6)	—	—	—	—	(22.6)
Intra-Group - other	(23.9)	—	—	—	—	(23.9)
Third-party (2)	(12.0)	(10.1)	(60.4)	(132.4)	(15.3)	(230.2)
	(58.5)	(10.1)	(60.4)	(132.4)	(15.3)	(276.7)

Total assets						1,312
Total assets excluding derivatives						870
Total assets excluding derivatives and reverse repos						766

Notes:
(1)	Excludes reverse repos.
(2)	In accordance with market practice the Group employs its own assets and securities received under reverse repo transactions as collateral for repos.

Key points
•	The Group’s encumbrance ratio dropped marginally from 19% to 18%.

•	30% of the Group’s residential mortgage portfolio was encumbered at 31 December 2012.

Business review Risk and balance sheet management continued

Non-traded interest rate risk
Introduction and methodology
Non-traded interest rate risk impacts earnings arising from the Group’s banking activities. This excludes positions in financial instruments which are classified as held-for-trading, or hedging items.

The Group provides a range of financial products to meet a variety of customer requirements. These products differ with regard to repricing frequency, tenor, indexation, prepayments, optionality and other features. When aggregated, they form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market rates.

Mismatches in these sensitivities give rise to net interest income (NII) volatility as interest rates rise and fall. For example, a bank with a floating rate loan portfolio and largely fixed rate deposits will see its net interest income rise, as interest rates rise and fall as rates decline. Due to the long-term nature of many banking book portfolios, varied interest rate repricing characteristics and maturities, it is likely the NII will vary from period to period, even if interest rates remain the same. New business volumes originated in any period, will alter the interest rate sensitivity of a bank if the resulting portfolio differs from portfolios originated in prior periods.

The Group policy is to manage interest rate sensitivity in banking book portfolios within defined risk limits. With the exception of CFG and Markets, interest rate risk is transferred from the divisions to Group Treasury. Aggregate positions are then hedged externally using cash and derivative instruments, primarily interest rate swaps, to manage exposures within Group Asset and Liability Management Committee (GALCO) approved limits.

The Group assesses interest rate risk in the banking book (IRRBB) using a set of standards to define, measure and report the risk. These standards incorporate the expected divergence between contractual terms and the actual behaviour of fixed rate loan portfolios due to refinancing incentives and the risks associated with structural hedges of interest rate insensitive balances, which relates to the stability of the underlying portfolio.

Key measures used to evaluate IRRBB are subject to approval by divisional Asset and Liability Management Committees (ALCOs) and GALCO. Limits on IRRBB are proposed by the Group Treasurer for approval by the Executive Risk Forum annually. Residual risk positions are reported on a regular basis to divisional ALCOs and monthly to the Group Balance Sheet Management Committee, GALCO, the Executive Risk Forum and the Group Board.

The Group uses a variety of approaches to quantify its interest rate risk encompassing both earnings and value metrics. IRRBB is measured using a version of the same value-at-risk (VaR) methodology that is used for the Group’s trading portfolios. Net interest income exposures are measured in terms of earnings sensitivity over time against movements in interest rates.

Analyses
Value-at-risk
VaR metrics are based on interest rate repricing gap reports as at the reporting date. These incorporate customer products and associated funding and hedging transactions as well as non-financial assets and liabilities such as property, plant and equipment, capital and reserves. Behavioural assumptions are applied as appropriate.

The VaR does not provide a dynamic measurement of interest rate risk since static underlying repricing gap positions are assumed. Changes in customer behaviour under varying interest rate scenarios are captured by way of earnings risk measures. IRRBB VaR for the Group’s Retail and Commercial banking activities at 99% confidence level and currency analysis of period end VaR were as follows:

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m
2012	46	21	65	20
2011	63	51	80	44
2010	58	96	96	30

	2012 £m	2011 £m	2010 £m
Euro	19	26	33
Sterling	17	57	79
US dollar	15	61	121
Other	4	5	10

Key points
•	Interest rate exposure at 31 December 2012 was considerably lower than at 31 December 2011 and average exposure was 27% lower in 2012 than in 2011.

•
The reduction in VaR seen across all currencies reflects closer matching of the Group’s structural interest rate hedges to the behavioural maturity profile of the hedged liabilities as well as changes to the VaR methodology (refer to page 203 for more details on VaR methodology improvement).

•	It is estimated that the change in methodology reduced VaR by £13.8 million (33%) on implementation.

Business review Risk and balance sheet management continued

Liquidity and funding risk: Analyses: Non-traded interest rate risk continued
Sensitivity of net interest income*
Earnings sensitivity to rate movements is derived from a central forecast over a twelve month period. Market implied forward rates and new business volume, mix and pricing consistent with business assumptions are used to generate a base case earnings forecast.

The following table shows the sensitivity of net interest income, over the next twelve months, to an immediate upward or downward change of 100 basis points to all interest rates. In addition, the table includes the impact of a gradual 400 basis point steepening and a gradual 300 basis point flattening of the yield curve at tenors greater than a year.

	Euro	Sterling	US dollar	Other	Total
2012	£m	£m	£m	£m	£m
+ 100 basis points shift in yield curves	(29)	472	119	27	589
− 100 basis points shift in yield curves	(20)	(257)	(29)	(11)	(317)
Bear steepener					216
Bull flattener					(77)

2011
+ 100 basis points shift in yield curves	(19)	190	59	14	244
− 100 basis points shift in yield curves	25	(188)	(4)	(16)	(183)
Bear steepener					443
Bull flattener					(146)

2010
+ 100 basis points shift in yield curves	25	186	11	10	232
− 100 basis points shift in yield curves	(33)	(212)	(99)	(8)	(352)
Bear steepener					(30)
Bull flattener					(22)

Key points
•	The Group’s interest rate exposure remains asset sensitive, in that rising rates have a positive impact on net interest margins. The scale of this benefit has increased since 2011.

•
The primary contributors to the increased sensitivity to a 100 basis points parallel shift in the yield curve are changes to underlying business pricing assumptions and assumptions in respect of the risk of early repayment of consumer loans and deposits. The latter incorporates revisions to pricing strategies and consumer behaviour.

•
The impact of the steepening and flattening scenarios is largely driven by the reinvestment of structural hedges. The year on year change reflected a change to a longer term hedging programme implemented in 2010.

•
The reported sensitivities will vary over time due to a number of factors such as market conditions and strategic changes to the balance sheet mix and should not therefore be considered predictive of future performance.

Business review Risk and balance sheet management continued

Currency risk
Structural foreign currency exposures
The Group does not maintain material non-traded open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding.

The table below shows the Group’s structural foreign currency exposures.

	Net assets of overseas operations	RFS MI	Net investments in foreign operations	Net investment hedges	Structural foreign currency exposures pre-economic hedges	Economic hedges (1)	Residual structural foreign currency exposures
2012	£m	£m	£m	£m	£m	£m	£m
US dollar	17,313	1	17,312	(2,476)	14,836	(3,897)	10,939
Euro	8,903	2	8,901	(636)	8,265	(2,179)	6,086
Other non-sterling	4,754	260	4,494	(3,597)	897	—	897
	30,970	263	30,707	(6,709)	23,998	(6,076)	17,922

2011
US dollar	17,570	1	17,569	(2,049)	15,520	(4,071)	11,449
Euro	8,428	(3)	8,431	(621)	7,810	(2,236)	5,574
Other non-sterling	5,224	272	4,952	(4,100)	852	—	852
	31,222	270	30,952	(6,770)	24,182	(6,307)	17,875

2010
US dollar	17,137	2	17,135	(1,820)	15,315	(4,058)	11,257
Euro	8,443	33	8,410	(578)	7,832	(2,305)	5,527
Other non-sterling	5,320	244	5,076	(4,135)	941	—	941
	30,900	279	30,621	(6,533)	24,088	(6,363)	17,725

Note:
(1)	The economic hedges represent US dollar and euro preference shares in issue that are treated as equity under IFRS and do not qualify as hedges for accounting purposes.

Key points
•	The Group’s structural foreign currency exposure at 31 December 2012 was £24.0 billion and £17.9 billion before and after economic hedges respectively, broadly unchanged from the end of 2011.

•
Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure. A 5% strengthening in foreign currency against sterling would result in a gain of £1.3 billion (2011 and 2010 - £1.3 billion) in equity, while a 5% weakening would result in a loss of £1.1 billion (2011 and 2010 - £1.2 billion) in equity.

•	In 2012, the Group recorded a loss through other comprehensive income of £0.9 billion due to the strengthening of sterling against the US dollar and euro.

Business review Risk and balance sheet management continued

Liquidity and funding risk: Analyses continued
Non-traded equity risk
Non-traded equity risk is the potential variation in the Group’s non-trading income and reserves arising from changes in equity valuations.

Objective
Equity positions in the non-traded book are held to support strategic objectives and venture capital transactions, or in respect of customer restructuring arrangements.

Risk control framework
The commercial decision to take or hold equity positions in the non-trading book, including customer restructurings, is taken by authorised persons with delegated authority under the Group credit approval framework. Investments or disposals of a strategic nature are referred to the Group Acquisitions and Disposals Committee (ADCo), Group Executive Committee (ExCo), and where appropriate the Board for approval. Those involving the purchase or sale by the Group of subsidiary companies require Board approval, after consideration by ExCo and/or ADCo.

The risk arising from these holdings is mitigated by proper controls and identification of risk prior to investing.

Valuation
At Group level, positions are monitored by and reported quarterly to GALCO.

Equity positions are measured at fair value. Fair value calculations are based on available market prices where possible. In the event that market prices are not available, fair value is based on appropriate valuation techniques or management estimates.

The following table shows the balance sheet value and fair value of the Group’s non-traded book equity positions.

	Balance sheet value 2012 £m	Fair value 2012 £m	Balance sheet value 2011 £m	Fair value 2011 £m
Exchange-traded equity	472	472	576	576
Private equity	632	632	674	674
Other	799	799	1,094	1,094
	1,903	1,903	2,344	2,344

The exposures may take the form of listed and unlisted equity shares, linked equity fund investments, private equity and venture capital investments, preference shares classified as equity or Federal Home Loan Bank stock. The following table shows the net realised and unrealised gains from these positions:
	2012	2011
	£m	£m
Net realised gains arising from disposals	89	150
Unrealised gains included in Tier 1, 2 or 3 capital	168	235

Note:
(1)	Includes gains or losses on available-for-sale instruments only.

Cumulative gains on equity shares designated at fair value through profit or loss but not held for trading purposes were £84 million at 31 December 2012 (2011 - £230 million).

Refer to additional analysis of equity shares in Balance sheet analysis on page 177.

Business review Risk and balance sheet management continued

Credit risk
117	Introduction
117	Top and emerging credit risks
118	Objectives, organisation and governance
119	Credit risk management framework
119	Risk appetite and concentration risk management
119	Product/asset class
120	Sector concentration
120	Single-name concentration
120	Country
120	Controls and assurance
121	Credit risk measurement
121	- Probability of default/customer credit grade
121	- Exposure at default models
121	- Loss given default models
121	- Changes to wholesale credit risk models
122	Credit risk assets
122	- Divisional analysis
123	- Sector and geographical regional analyses
125	- Asset quality
127	Credit risk mitigation
127	- Approaches and methodologies
127	- Secured portfolios
127	Corporate exposures
128	Commercial real estate
128	Other corporate
129	- Wholesale market exposures
129	- Retail
129	Residential mortgages
131	Early problem identification and problem debt management
131	- Wholesale customers
131	Early problem recognition
131	Watchlist
131	Global Restructuring Group
132	- Wholesale renegotiations
133	Wholesale renegotiations during the year by sector
133	Renegotiation arrangements
134	Provisioning for wholesale renegotiated customers
134	Recoveries and active insolvency management
135	- Retail customers
135	Collections and recoveries
135	Retail forbearance
135	Identification of forbearance
135	Types of retail forbearance
136	Arrears status and provisions
136	Forbearance arrangements
138	Unsecured portfolios
138	Provisioning for retail customers
138	- Impairment loss provision methodology
140	Key credit portfolios
140	- Commercial real estate
145	- Residential mortgages
148	- Personal lending
149	- Ulster Bank Group (Core and Non-Core)

Business review Risk and balance sheet management continued

Credit risk

Introduction

Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts. The credit risk that the Group faces arises mainly from wholesale and retail lending, provision of contingent obligations (such as letters of credit and guarantees) and counterparty credit risk arising from derivative contracts and securities financing transactions entered into with customers. Other material risks covered by the Group’s credit risk management framework are:

•	Concentration risk - the risk of an outsized loss due to the concentration of credit risk to a specific asset class or product, industry sector, customer or counterparty, or country.

•	Settlement risk - the intra-day risk that arises when the Group releases funds prior to confirmed receipt of value from a third party.

•	Issuer risk - the risk of loss on a tradable instrument (e.g. a bond) due to default by the issuer.

•	Wrong way risk - the risk of loss that arises when the risk factors driving the exposure to a counterparty are positively correlated with the probability of default for that counterparty.

•
Credit mitigation risk - the risk that credit risk mitigation (for example, taking a legal charge over property to secure a customer loan) is not enforceable or that the value of such mitigation decreases, thus leading to unanticipated losses.

Top and emerging credit risks*

The quantum and nature of credit risk assumed across the Group’s different businesses vary considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment. The Group therefore remains sensitive to the economic conditions within the geographies in which it operates, in particular the UK, Ireland, the US and the eurozone.

The following credit risks continue to be the focus of management attention.

Irish property market

The continuing challenging economic climate within Ireland has resulted in impairment levels for Irish portfolios remaining at elevated levels. In particular, high unemployment, austerity measures and general economic uncertainty have reduced real estate lease rentals. This, together with limited liquidity, has depressed asset values and reduced consumer spending with a consequent downward impact on the commercial real estate portfolio as well as broader impacts on Ulster Bank Group’s mortgage and small and medium enterprise (SME) lending portfolios. Further details on Ulster Bank Group’s credit risk profile can be found on pages 149 to 152.

Commercial real estate

While progress has been made in reducing the overall exposure and rebalancing the portfolio, commercial real estate remains a key credit concentration risk for the Group. The Group has continued to strengthen its approach to managing sector concentration risk, with a particular focus on additional controls for the commercial real estate portfolio.

However, the credit performance remains sensitive to the economic environment in the UK and Ireland. Although some improvements have been seen in commercial real estate values across prime locations, secondary and tertiary values remain subdued.

Refinancing risk remains a focus of management attention and is assessed throughout the credit risk management life cycle. In particular, it is considered as part of the early problem recognition and impairment assessment processes.

Further details on the Group’s exposure to commercial real estate can be found on pages 140 to 144.

Eurozone troubles

The ongoing impact of the troubles in the eurozone continued to be felt most significantly in the banking sector, where widening credit spreads and regulatory demand for increases in Tier 1 capital and liquidity exacerbated the risk management challenges already posed by the sector’s continued weakness, as provisions and write-downs remain elevated.

A material percentage of global banking activity in risk mitigation now passes through the balance sheets of the top global players, increasing the systemic risks to the banking sector. The Group’s exposures to these banks continue to be closely managed. In particular, the Group has intensified its management of settlement risk through ongoing review of the level of risk and the operational controls in place to manage it, together with proactive actions to reduce limits. The weaker banks in the eurozone also remained subject to heightened scrutiny and the Group’s risk appetite for these banks was adjusted throughout 2012.

The Group has continued to focus on operational preparations for possible sovereign defaults and/or eurozone exits. The Group has also considered initiatives to determine and reduce redenomination risk. Further actions to mitigate risks and strengthen control in the eurozone typically included taking guarantees or insurance, updating collateral agreements, and tightening certain credit pre-approval processes.

The Group has a material exposure to Spanish AFS debt securities issued by banks and other financial institutions of £4.8 billion at 31 December, predominately comprised of covered bonds backed by mortgages. Whilst the exposure was reduced by £1.6 billion during 2012, largely as a result of sales, the portfolio continues to be subject to heightened scrutiny, including undertaking stress analysis.

Further details on the Group’s approach to managing country risk and the risks faced within the eurozone can be found on pages 211 to 239.

* unaudited

Business review Risk and balance sheet management continued

Shipping

The downturn observed in the shipping sector since 2008 has continued, with an oversupply of vessels leading to lower asset prices and charter rates. The Group has continued to manage exposures within this portfolio intensively, with an increasing number of customers managed under the Group’s Watchlist process (see page 131 for a description of this process). The financed fleet comprises modern vessels with experienced operators and despite the difficult market conditions impairments to date have remained low. However, impairment levels remain vulnerable to a continuing underperforming market.

Further details on the Group’s shipping portfolio can be found on page 125.

Retailers

Given the cyclical nature of the retail corporate sector and its sensitivity to stressed economic conditions, the Group has continued to apply heightened scrutiny to this portfolio. Despite some high-profile failures of UK high street retailers, loss experience on the RBS retail portfolio remained low during 2012 as a result of active management. The portfolio is generally well diversified by geography and by counterparty.

Central counterparties (CCPs)

New regulation requiring greater use of CCPs for clearing over-the-counter derivatives across the industry is aimed at reducing systemic risk in the banking sector. RBS welcomes this move but recognises that the Group’s concentration risk to CCPs will rise; thus exchanging concentration risk to individual counterparties for concentration risk to CCPs. CCPs are vulnerable to a significant member default, fraud and increased operational risk if their infrastructure and collateral management approaches are not developed commensurate with increased activity they undertake.

In response to this industry change, the Group has developed a tailored risk appetite and risk control framework. The Group’s central counterparty exposure is dominated by a small number of well-established, high quality and reputable clearing houses.

Renegotiations and forbearance

Loan modifications take place in a variety of circumstances including but not limited to a customer’s current or potential credit deterioration. Where the contractual payment terms of a loan have been changed because of the customer’s financial difficulties, it is classified as ‘renegotiated’ in the wholesale portfolio and as ‘forbearance’ in the retail portfolio.

RBS uses renegotiations and forbearance as management tools to support viable customers through difficult financial periods in their lives or during business cycles. Used wisely, they can reduce the incidence of personal insolvency, as well as bankruptcies for otherwise successful enterprises. On a broader scale they can also help reduce the impact of “fire sale” pricing on real economic assets. However, they must be used selectively and require additional management vigilance throughout the loan life cycle. The Group has continued to take steps to improve its management and reporting of such loans within both corporate and retail businesses. More details of the Group’s approach can be found on pages 131 to 137.

Objectives, organisation and governance

The existence of a strong credit risk management function is vital to support the ongoing profitability of the Group. The potential for loss through economic cycles is mitigated through the embedding of a robust credit risk culture within the business units and through a focus on the importance of sustainable lending practices. The role of the RBS credit risk management function is to own the credit approval, concentration and credit risk control frameworks and to act as the ultimate authority for the approval of credit. This, together with strong independent oversight and challenge, enables the business to maintain a sound lending environment within approved risk appetite.

Responsibility for development of, and compliance with, Group-wide policies and credit risk frameworks and Group-wide assessment of provision adequacy resides with the Group Credit Risk (GCR) function under the management of the Group Chief Credit Officer. Execution of these policies and frameworks is the responsibility of the risk management functions, located within the Group’s business divisions.

The divisional credit risk management functions work together with GCR to ensure that the risk appetite set by the Group Board is met, within a clearly defined and managed control environment. The credit risk function within each division is managed by a Chief Credit Officer, who reports jointly to a divisional Chief Risk Officer and to the Group Chief Credit Officer. Divisional activities within credit risk include credit approval, transaction and portfolio analysis, ongoing credit risk stewardship, and early problem recognition and management.

Material aspects of the Group’s credit risk management framework, such as credit risk appetite and limits for portfolios of strategic significance, are considered and approved by the Executive Risk Forum (ERF). The ERF has delegated approval authority to the Group Credit Risk Committee, a functional sub-committee of the Group Risk Committee, to act on credit risk matters. These include, but are not limited to, credit risk appetite and limits (within the overall risk appetite set by the Board and the ERF), credit risk strategy and frameworks, credit risk policy and the oversight of the credit profile across the Group.

The Group Credit Risk Committee is chaired by the Group Chief Credit Officer and has representation from each of the Group’s divisional credit risk functions. Monthly updates are provided to the Group Risk Committee on key matters approved under delegated authority by the Group Credit Risk Committee, performance against limits, and emerging issues, to enable it to fulfil its role as an oversight committee.

Oversight of the Group’s provision adequacy is provided by the Group Audit Committee.

Key trends in the credit risk profile of the Group, performance against limits and emerging risks are set out in the RBS Risk Management Monthly Report provided to the Group Board, the Executive Committee and the Board Risk Committee.

Business review Risk and balance sheet management continued

Credit risk management framework

The Group has established an appropriate and comprehensive framework for the management of credit risk that includes governance structures, risk appetite and concentration frameworks, policies, measurement and reporting tools and independent assurance.

In order to strengthen this framework and ensure consistent application across the Group, during 2012 the GCR function launched a set of credit control standards, to supplement the existing policy suite. These standards address divisional governance and policy requirements and reflect a set of behavioural, organisational and management norms that drive a sound divisional control environment and embed a strong risk culture.

Risk appetite and concentration risk management

Risk appetite has been expressed by the Group Board through the setting of specific quantitative risk appetite targets under stress (refer to page 80). Of particular relevance in the management of credit risk are the targets for earnings volatility and capital adequacy. The Group’s credit risk framework has therefore been designed around the factors that influence the Group’s ability to meet these targets. These include the limiting of excess credit risk concentrations by product/asset class, industry sector, customer or counterparty (i.e. single name) and country any of which could generate higher volatility under stress and, if not adequately controlled, can undermine capital adequacy.

The frameworks are supported by a suite of Group-wide and divisional policies that set out the risk parameters within which business units must operate.

The management of concentration risk and associated limits are firmly embedded in the risk management processes of the Group and form a pivotal part of the Risk function’s engagement with the businesses on the appropriateness of risk appetite choices. The ERF, or delegated committee, has reviewed all material industry and product portfolios and agreed a risk appetite commensurate with the franchises represented in these reviews. In particular, limits have been reviewed and re-sized, to refine the Group’s risk appetite in areas where it faces significant balance sheet concentrations or franchise challenges. The need to control concentrations must at all times be balanced against the need to ensure sufficient capacity within credit limits to support customers of sound credit quality, in particular within retail and small business customer segments.

During 2012, the credit risk function expanded the scope of its credit risk appetite controls through the active management of non-financial risks in the Group’s lending decisions. The development of Environmental, Social and Ethical (ESE) risk policies for sectors considered to present a higher reputational risk (such as the defence, oil and gas sectors) provide a framework within which the Group can better manage its reputational risks. This ESE framework forms part of a wider initiative by the Group to improve reputational risk management and build trust with its stakeholders (for more information on reputational risk management, refer to page 250).

Product/asset class

•
Retail - A formal framework establishes Group-level statements and thresholds that are cascaded through all retail franchises in the Group and to granular business lines. These include measures that relate both to aggregate portfolios and to asset quality at origination, which are tracked frequently to ensure consistency with Group standards and appetite. This appetite setting and tracking then informs the processes and parameters employed in origination activities, which require a large volume of small-scale credit decisions, particularly those involving an application for a new product or a change in facilities on an existing product. The majority of these decisions are based upon automated strategies utilising credit and behaviour scoring techniques. Scores and strategies are typically segmented by product, brand and other significant drivers of credit risk. These scores and strategies are data driven and utilise a wide range of credit information relating to the customer including, where appropriate, information on the customer’s credit performance across their existing account holdings both with the bank and with other lenders. A small number of credit decisions are subject to additional manual underwriting by authorised approvers in specialist units. These include higher-value, more complex, small business and personal unsecured transactions and some residential mortgage applications.

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

Business review Risk and balance sheet management continued

Sector concentration

Across wholesale portfolios, exposures are assigned to, and reviewed in the context of, a defined set of industry sectors. Through this sector framework, risk appetite and portfolio strategies are agreed and set at aggregate and more granular levels, where exposures have the potential to represent excessive concentration or where trends in both external factors and internal portfolio performance give cause for concern. Formal periodic reviews are undertaken at Group or divisional level depending on materiality. These may include an assessment of the Group’s franchise in a particular sector, an analysis of the outlook (including downside outcomes), identification of key vulnerabilities and stress/scenario tests.

The focus during 2012 was on embedding sector and sub-sector specific appetite within divisional policies and processes and on setting appropriate controls. This includes strengthening portfolio controls on key metrics and lending parameters, and the ongoing development of sector-specific lending policies.

As a result of the reviews carried out in 2012, the Group has reduced its risk appetite in the most material corporate sectors of commercial real estate and retail. For further details on sector-specific strategies, exposure reduction and key credit risks, refer to pages 140 to 152.

Single-name concentration*

Within wholesale portfolios, much of the activity undertaken by the credit risk function is organised around the assessment, approval and management of the credit risk associated with a borrower or group of related borrowers.

A formal single name concentration framework addresses the risk of outsized exposure to a borrower or borrower group. The framework includes specific and sometimes elevated approval requirements, additional reporting and monitoring, and the requirement to develop plans to address and reduce excess exposures over an appropriate timeframe.

Credit approval authority is discharged by way of a framework of individual delegated authorities, which requires at least two individuals to approve each credit decision, one from the business and one from the credit risk management function. Both parties must hold sufficient delegated authority. While both parties are accountable for the quality of each decision taken, the credit risk management approver holds ultimate sanctioning authority. The level of authority granted to individuals is dependent on their experience and expertise, with only a small number of senior executives holding the highest authority provided under the framework.

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

A number of credit risk mitigation techniques are available to reduce single name concentrations. To be considered suitable, credit risk mitigants must be effective in terms of legal certainty and enforceability and maturity/expiry dates must be the same or later than the underlying obligations. Typical mitigant types include, cash, bank/government guarantees, and credit default swaps (CDS).

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

In 2012, the Group implemented further refinements to the single name exposure management controls already in place which allows the Group to differentiate more consistently between the different product types.

Country

For information on how the Group manages credit risk by country, refer to the Country risk section on pages 211 to 239.

Controls and assurance*

The Group’s credit control and assurance framework comprises three key components: credit policy, policy compliance assurance and independent assurance.

The foundation is the Group Credit Policy Standard, which, as part of the Group Policy Framework (GPF) (refer to page 74), sets out the rules the Group’s businesses must follow to ensure that credit risks are identified and effectively managed through the credit lifecycle. During 2012, a major revision of the Group’s key credit policies was completed ensuring that the Group’s control environment is appropriately aligned to the risk appetite that the Group Board has approved, and provides a sound basis for the Group’s independent audit and assurance activities across the credit risk function.

The second component is a policy assurance activity that GCR undertakes to provide the Group Chief Credit Officer with evidence of the effectiveness of the controls in place across the Group to manage credit risk. The results of these reviews are presented to the Group Credit Risk Committee on a regular basis in support of the self-certification that GCR is obliged to complete under the GPF.

Finally, a strong independent assurance function is an important element of a sound control environment. During 2011, the Group took the decision to strengthen its credit quality assurance (CQA) activities and moved all divisional CQA resources under the centralised management of GCR. The benefits of this action are already apparent in greater consistency of standards and cross-utilisation of resources, ensuring that subject matter experts bring their expertise to bear where relevant.

Reviews undertaken consistently address the four underlying risk pillars of: risk management, risk appetite, ratings and data integrity, and asset quality. Appropriate identification, escalation, remediation and related tracking of control breaches and improvements in operational processes are firmly embedded in the assurance process to ensure that divisions act upon review findings.

Business review Risk and balance sheet management continued

Credit risk management framework continued
Credit risk measurement*

The Group uses credit risk models to support quantitative risk assessments element within the credit approval process, ongoing credit risk management, monitoring and reporting and portfolio analytics. Credit risk models used by the Group may be divided into three categories, as follows.

Probability of default/customer credit grade

These models assess whether a customer will be able to repay its obligations over a one year period.

Wholesale models - As part of the credit assessment process, the Group assigns each counterparty an internal credit grade based on its probability of default (PD). The Group uses a number of credit grading models which consider risk characteristics relevant to the customer. Credit grading models utilise a combination of quantitative inputs, such as recent financial performance and qualitative inputs such as management performance or sector outlook. The Group uses a credit grade in many of its risk management and measurement frameworks, including credit sanctioning and managing single-name concentration risk.

Retail models - Each customer account is scored using models based on the likelihood of default. Scorecards are statistically derived using customer data; customers are given a score that reflects their probability of default, and this score is used to support automated credit decision making.

Exposure at default models

Exposure at default (EAD) models estimate the level of use of a credit facility at the time of a borrower’s default, recognising that customers may make more use of their existing credit facilities as they approach default. For revolving and variable draw-down type products that are not fully drawn, the EAD is higher than the current utilisation. This estimate of exposure can be reduced with financial collateral provided by the obligor or a netting agreement.

Models that measure counterparty credit risk exposure are used for derivatives and other traded instruments, where the amount of credit risk exposure may depend on one or more underlying market variables, such as interest or foreign exchange rates. These models drive the Group’s internal credit risk management activities.

Loss given default models

Loss given default (LGD) models estimate the amount that cannot be recovered by the Group in the event of default. When estimating LGD, the Group takes into account both borrower and facility characteristics, as well as any security held or credit risk mitigation, such as credit protection or insurance. The cost of collections and a time discount factor for the delay in cash recovery are also incorporated.

Changes to wholesale credit risk models

The Group is updating its wholesale credit risk models, incorporating more recent data and reflecting new regulatory requirements applicable to wholesale internal ratings based (IRB) modelling. In 2012, the Group implemented updates to certain models, such as those used in the sovereign and financial institution asset classes; these updates affected the risk measures in the Group’s disclosures. Further updates, primarily of models used for the corporate asset class, are planned for 2013.

Updates to models have generally affected relatively low-risk segments of the Group’s portfolio. For example, the changes stemming from the introduction of updated probability of default models largely affected assets bearing the equivalent of investment-grade ratings.

In anticipation of these changes, the Group modified various risk frameworks, including its risk appetite framework and latent loss assessment. In addition, with the agreement of its regulators, the Group adjusted upwards the risk-weighted assets (RWAs) of some portfolios prior to the introduction of the new models.

Model changes affect year-on-year comparisons of risk measures in certain disclosures. Where meaningful, the Group in its commentary has differentiated between instances where movements in risk measures reflect the impact of model changes, and those that reflect movements in the size of underlying credit portfolios or their credit quality. However, it is not practicable to quantify the impact of model updates on individual asset quality bands.

Separately, as agreed with the Financial Services Authority (FSA), the Group has started to apply a slotting approach to calculate RWAs related to commercial real estate assets; this approach does not use modelled measures to determine RWAs and capital requirements.

* unaudited

Business review Risk and balance sheet management continued

Credit risk assets*

The tables and commentary below refer to credit risk assets, which consist of:

•
Lending - Comprises gross loans and advances to: central and local governments; central banks, including cash balances; other banks and financial institutions, incorporating overdraft and other short-term credit lines; corporates, in large part loans and leases; and individuals, comprising mortgages, personal loans and credit card balances.

•
Derivatives - Comprises the mark-to-market (mtm) value of such contracts after the effect of enforceable netting agreements, but before the effect of collateral. Figures shown apply counterparty netting within the regulatory capital model used.

•	Contingent obligations - Comprises primarily letters of credit and guarantees.

Credit risk assets exclude issuer risk (primarily debt securities) and reverse repurchase arrangements. They take account of legal netting arrangements that provide a right of legal set-off, but do not meet the offset criteria under IFRS.

Divisional analysis

	2012 £m	2011 £m	2010 £m
UK Retail	114,120	111,070	108,302
UK Corporate	101,148	105,078	108,663
Wealth	19,913	20,079	18,875
International Banking	64,518	72,737	80,166
Ulster Bank	34,232	37,781	40,750
US Retail & Commercial	55,036	56,546	51,779
Retail & Commercial	388,967	403,291	408,535
Markets	106,336	114,327	124,330
Other	65,186	64,517	36,659
Core	560,489	582,135	569,524
Non-Core	65,220	92,709	125,383
	625,709	674,844	694,907
Key points

•
56% of the £49 billion reduction in total credit risk assets was in the Non-Core division. Exposure decreased in all divisions except UK Retail and Group Treasury (shown in ‘Other’). At the year end Non-Core accounted for 10% of the overall assets (2011 - 14%).

•
Credit risk assets in Retail & Commercial continued to increase as a proportion of the total portfolio. At the year end the Retail & Commercial divisions increased to 62% of the total credit risk assets (2011 - 60%). UK Retail mortgage exposure increased by £4 billion during the year, partially offset by reduced unsecured exposures. The fall in exposure in International Banking was spread across all sectors and geographies.

•	The fall in the Markets division predominantly reflected reduction in exposure to banks, other financial institutions and sovereigns in Western Europe.

•
Non-Core declined £27 billon (30% of the 2011 portfolio) during 2012 driven by material disposals, repayments and run off. Reduction has taken place across all material segments as the Group continues to de-risk the portfolio. Significant actions were taken to reduce exposure within the property, transport and other financial institution sectors. These sectors accounted for 69% of the reduction in Non-Core.

•	Other predominantly relates to Group Treasury’s exposure to central banks in the UK, USA and Germany and is a function of the Group’s liquidity requirements and cash positions.

* unaudited

Business review Risk and balance sheet management continued

Credit risk assets* continued
Sector and geographical regional analyses

The table below details credit risk assets by sector and geographical region. Sectors are based on the Group’s sector concentration framework. Geographical region is based on country of incorporation.

2012 (4)	UK £m	Western Europe (excl. UK) £m	North America £m	Asia Pacific £m	Latin America £m	Other (1) £m	Total £m	Core £m	Non-Core £m
Personal	129,431	19,256	30,664	1,351	39	926	181,667	177,880	3,787
Banks	5,023	36,573	6,421	8,837	1,435	2,711	61,000	60,609	391
Other financial institutions	20,997	13,398	10,189	2,924	4,660	789	52,957	47,425	5,532
Sovereign (2)	38,870	26,002	14,265	2,887	64	1,195	83,283	81,636	1,647
Property	54,831	23,220	7,051	1,149	2,979	1,280	90,510	56,566	33,944
Natural resources	6,103	5,911	6,758	4,129	690	1,500	25,091	21,877	3,214
Manufacturing	9,656	5,587	6,246	2,369	572	1,213	25,643	24,315	1,328
Transport (3)	12,298	5,394	4,722	5,065	2,278	4,798	34,555	26,973	7,582
Retail and leisure	17,229	5,200	4,998	1,103	270	658	29,458	26,203	3,255
Telecoms, media and technology	4,787	3,572	3,188	1,739	127	346	13,759	10,815	2,944
Business services	17,089	3,183	5,999	581	780	154	27,786	26,190	1,596
	316,314	147,296	100,501	32,134	13,894	15,570	625,709	560,489	65,220

2011
Personal	126,945	20,254	33,087	1,604	158	1,114	183,162	176,201	6,961
Banks	4,720	39,213	3,952	11,132	1,738	3,276	64,031	63,470	561
Other financial institutions	16,549	15,960	13,319	3,103	5,837	1,159	55,927	45,548	10,379
Sovereign (2)	21,053	31,374	31,391	3,399	78	1,581	88,876	87,617	1,259
Property	60,099	27,281	8,052	1,370	3,471	1,480	101,753	58,323	43,430
Natural resources	6,552	7,215	8,116	3,805	1,078	2,508	29,274	25,146	4,128
Manufacturing	9,583	7,391	7,098	2,126	1,011	1,381	28,590	26,525	2,065
Transport (3)	13,789	7,703	4,951	5,433	2,500	5,363	39,739	27,529	12,210
Retail and leisure	22,775	6,101	5,762	1,488	1,041	675	37,842	32,766	5,076
Telecoms, media and technology	5,295	4,941	3,202	1,944	139	609	16,130	12,180	3,950
Business services	17,851	3,719	6,205	910	629	206	29,520	26,830	2,690
	305,211	171,152	125,135	36,314	17,680	19,352	674,844	582,135	92,709

2010
Personal	124,594	21,973	34,970	1,864	126	1,531	185,058	174,287	10,771
Banks	6,819	35,619	5,097	11,072	1,394	6,713	66,714	65,494	1,220
Other financial institutions	17,550	14,782	14,773	4,200	8,732	1,762	61,799	47,227	14,572
Sovereign (2)	20,209	24,826	18,088	3,243	125	1,789	68,280	66,556	1,724
Property	65,622	30,925	9,573	1,980	3,090	1,750	112,940	60,590	52,350
Natural resources	6,696	7,863	9,771	3,655	1,396	4,143	33,524	24,427	9,097
Manufacturing	10,599	8,532	6,744	2,673	917	2,059	31,524	28,088	3,436
Transport (3)	13,842	8,726	5,389	6,161	2,658	6,347	43,123	27,899	15,224
Retail and leisure	24,716	6,690	5,316	1,438	1,174	918	40,252	34,100	6,152
Telecoms, media and technology	5,495	5,764	3,283	2,187	328	786	17,843	12,076	5,767
Business services	19,757	5,116	6,521	985	1,086	385	33,850	28,780	5,070
	315,899	170,816	119,525	39,458	21,026	28,183	694,907	569,524	125,383

Notes:
(1)	Includes Central and Eastern Europe, the Middle East, Central Asia and Africa, and supranationals such as the World Bank.
(2)	Includes central bank exposures.
(3)
Excludes net investment in operating leases in shipping and aviation portfolios as they are accounted for as property, plant and equipment. However, operating leases are included in the monitoring and management of these portfolios.

(4)
Enhancements to Wealth credit systems in the second quarter of 2012 resulted in refinements to sector classifications. The most significant impact has been a reallocation of £2.6 billion from the retail and leisure sector across a number of other sectors. Prior year data has not been revised.

* unaudited

Business review Risk and balance sheet management continued

Key points

Financial markets and the Group’s focus on risk appetite and sector concentration had a direct impact on the portfolio during the year with the following key trends observed:

•	Total credit risk assets fell 7%, with reductions in all wholesale sectors. Exposure to the personal sector remained broadly flat.

•
Credit risk assets fell in all geographic regions, except the UK. This was driven by the Group’s continued focus on reducing exposures to the peripheral eurozone countries and appropriate management of liquidity requirements reflected in the reduced exposures to Western European and US central banks.

•
UK exposure, as a proportion of the total portfolio, increased during the year and now comprises 51% of credit risk assets, driven by continued growth in UK personal sector assets and increased UK sovereign risk exposure.

•
Exposure to the property sector fell by 11% during the year driven by tighter portfolio controls in all regions and a £9.5 billion reduction in Non-Core resulting from focussed action on early and contractual repayments.

•
Exposure to banks and financial institutions declined by 5% as a result of subdued borrowing activity and a reduction in lending and derivatives to finance companies, financial services companies, funds, monoline insurers and Credit Derivative Product Companies (CDPCs).

•
Reported exposures are affected by currency movements. During 2012, sterling appreciated 4.4% against the US dollar and 2.6% against the euro resulting in a decrease in sterling terms of exposures denominated in these currencies (and in other currencies linked to the US dollar or euro).

•
The Group’s sovereign portfolio comprises exposures to central governments, central banks and sub-sovereigns such as local authorities, primarily in the Group’s key markets of the UK, Western Europe and the USA. The asset quality is high as exposures are largely cash balances placed with central banks such as the Bank of England, the Federal Reserve and the Eurosystem (including the European Central Bank and central banks in the eurozone). Exposure to sovereigns fluctuates according to Group liquidity requirements and cash positions. These are driven by inflows and outflows of deposits which determine the level of cash placed with central banks and have contributed to higher exposures at the Bank of England and lower exposures at European and US central banks. Information on the Group’s exposure to governments, including peripheral eurozone sovereigns, can be found in the Risk management section on Country risk.

•
Exposure to the banking sector is one of the largest in the Group’s portfolio. The sector is well diversified geographically with derivative exposures being largely collateralised. Exposures are tightly controlled through the combination of the single name concentration framework, bespoke credit policies and country limits. Exposures to the banking sector decreased by £3 billion in 2012 as a result of reduced interbank lending and derivative activity, and a reduction in limits to banks in countries under stress, such as the peripheral eurozone countries.

•
Exposure to other financial institutions comprising traded and non-traded products is spread across a range of financial companies including insurance, securitisation vehicles, financial intermediaries including broker dealers and CCPs, financial guarantors - monolines and CDPCs - and funds comprising unleveraged, hedge and leveraged funds. The size and asset quality of the Core portfolio have not changed materially since 2011. However, entities in this sector remain vulnerable to market shocks or contagion from the banking sector. Credit risk is managed through the single name concentration, sector concentration and asset and product class frameworks, with specific sector and product caps in place where there is a perception of heightened credit risk. The Group is also actively managing down its exposures to monolines and CDPCs with a view to exiting these portfolios. Exposures to CDPCs and monolines have decreased materially during 2012 as trades are commuted and exposures reduce due to tightening credit spread of the assets protected by CDPCs and monolines.

•
The Group’s exposure to the property sector was £91 billion (a fall of 11% during the year), the majority of which was commercial real estate in Ireland and the UK (see section on commercial real estate on pages 140 and 141 for further details). The remainder comprised lending to construction companies and building materials groups, which fell by £1.9 billion (15%), and housing associations, which remained stable. Most of the Group’s Core property exposure is within UK Corporate (73%).

•
The 22% decline in exposure to the retail and leisure sectors, was driven by the de-leveraging by customers and refinements in sector classifications within the Wealth division. Excluding the impact of sector reclassifications, the reduction in the retail and leisure portfolios was 15% in 2012. While the market outlook for this sector remains challenging and despite some high-profile failures among UK high street retailers, losses on the Group’s retail portfolio remained low during 2012. The sector continues to show wide variation in performance, however, credit metrics overall remained broadly stable. The leisure sector displayed weaker credit metrics than the wider corporate portfolio, in line with the industry trend. The Group’s risk appetite is driven by the importance of the leisure sector to the UK franchise, especially for the UK Corporate division, but is mitigated through tighter origination policies and a reduction in exposure to high risk sub-sectors. Leisure sector exposure fell by 8% in 2012 driven predominantly by Non-Core. The gambling sub-sector is subject to specific controls due to its high credit and reputational risk profile.

* unaudited

Business review Risk and balance sheet management continued

Credit risk assets*: Sector and geographical regional analysis continued

•
The Group’s transport sector portfolio includes £10.6 billion of asset-backed exposure to ocean-going vessels. Conditions remained poor across the major shipping market segments in 2012, with low charter rates and vessel values. A key protection for the Group is the minimum security covenant. This covenant is tested each quarter on an individual vessel basis to ensure prompt remedial action is taken if values fall significantly below agreed loan coverage ratios. There was an increase in the number of clients suffering liquidity issues or failing to meet their minimum security covenant and a commensurate rise in referrals to the Watchlist and the Global Restructuring Group (GRG). At 31 December 2012, 20% of the Group’s exposure to this sector was in Watchlist Red and the amount of loans in default were £687 million. The impairment charge for the year was c.£0.1 billion and the provision balance as at 31 December 2012 stood at c.£0.2 billion. The Group’s exposure to the shipping sector (including shipping related infrastructure) declined by 3.5% in 2012 as a result of amortisation and foreign exchange movements.

•
Exposure to healthcare of £10.0 billion at year end is included in the business services sector. It is heavily biased towards the UK health sector which represents 68% of the exposure. There was no significant change in the asset quality or size of this portfolio in 2012. Challenging market conditions persist in the nursing home sub-sector and as a result the Group has tightened its risk appetite and further strengthened its transactional controls and policies during the year.

•
Core personal lending continued to rise, driven by UK mortgages. This expansion is in line with Group strategy and has no detrimental impact on credit quality (for more commentary refer to Key credit portfolios: Residential mortgages on page 145). The increase was partially offset by reduced unsecured exposures.

Asset quality

Internal reporting and oversight of risk assets is principally differentiated by credit grades. Customers are assigned credit grades based on various credit grading models that reflect the key drivers of default for each customer type. All credit grades across the Group map to both a Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures, used for internal management reporting across portfolios. Accordingly, measures of risk exposure may be readily aggregated and reported at increasing levels of granularity depending on stakeholder or business need. Performing loans are defined as AQ1-AQ9 (where the PD is less than 100%) and non-performing loans as AQ10 (where the PD is 100%).

Exposures are allocated to asset quality bands on the basis of statistically driven models which produce an estimate of default rate. The variables included in the models vary by product and geography. For portfolios secured on residential property these models typically include measures of delinquency and loan to value as well as other differentiating characteristics such as bureau score, product features or associated account performance information.

The table below shows credit risk assets by asset quality (AQ) band:

		2012				2011				2010
Asset quality band	Probability of default range	Core £m	Non-Core £m	Total £m	Total %	Core £m	Non-Core £m	Total £m	Total %	Core £m	Non-Core £m	Total £m	Total %
AQ1	0% - 0.034%	131,772	7,428	139,200	22.2	195,826	13,732	209,558	31.1	175,793	17,728	193,521	27.8
AQ2	0.034% - 0.048%	25,334	2,241	27,575	4.4	18,366	2,915	21,281	3.2	18,274	2,526	20,800	3.0
AQ3	0.048% - 0.095%	43,925	2,039	45,964	7.3	27,082	2,883	29,965	4.4	26,244	4,259	30,503	4.4
AQ4	0.095% - 0.381%	112,589	6,438	119,027	19.0	65,491	9,636	75,127	11.1	64,277	15,052	79,329	11.4
AQ5	0.381% - 1.076%	92,130	7,588	99,718	15.9	92,503	10,873	103,376	15.3	90,639	18,767	109,406	15.7
AQ6	1.076% - 2.153%	45,808	5,525	51,333	8.2	67,260	6,636	73,896	11.0	73,367	12,913	86,280	12.4
AQ7	2.153% - 6.089%	32,720	5,544	38,264	6.1	36,567	8,133	44,700	6.6	41,399	10,451	51,850	7.5
AQ8	6.089% - 17.222%	13,091	1,156	14,247	2.4	11,921	3,320	15,241	2.3	15,300	4,308	19,608	2.8
AQ9	17.222% - 100%	8,849	2,073	10,922	1.8	12,710	5,024	17,734	2.6	11,398	8,621	20,019	2.9
AQ10	100%	21,562	22,845	44,407	7.1	20,017	25,020	45,037	6.7	17,994	25,005	42,999	6.2
Other (1)	32,709	2,343	35,052	5.6	34,392	4,537	38,929	5.7	34,839	5,753	40,592	5.9
	560,489	65,220	625,709	100	582,135	92,709	674,844	100	569,524	125,383	694,907	100

Note:
(1)
Largely comprises certain of the Group’s portfolios covered by the standardised approach, for which a probability of default equivalent to those assigned to assets covered by the internal ratings based approach is not available.

* unaudited

Business review Risk and balance sheet management continued

	2012		2011		2010
AQ10 credit risk assets by division	AQ10 £m	Divisional credit risk assets %	AQ10 £m	Divisional credit risk assets %	AQ10 £m	Divisional credit risk assets %
UK Retail	4,998	4.4	5,097	4.6	5,017	4.6
UK Corporate	6,310	6.2	5,484	5.2	5,198	4.8
International Banking	612	0.9	1,736	2.4	2,227	2.8
Ulster Bank	8,236	24.1	6,305	16.7	4,348	10.7
US Retail & Commercial	633	1.2	646	1.1	599	1.2
Retail & Commercial	20,789	5.3	19,268	4.8	17,389	4.3
Markets	773	0.7	749	0.7	605	0.5
Core	21,562	3.8	20,017	3.4	17,994	3.2
Non-Core	22,845	35.0	25,020	27.0	25,005	19.9
	44,407	7.1	45,037	6.7	42,999	6.2

Key points

•
Trends in the asset quality of the Group’s credit risk exposures during 2012 reflected changes in the composition of the Core portfolio and the run-off and disposals of Non-Core assets as well as regrading through new and updated models, particularly in relation to the bank and personal sectors. Adjusting for those factors, the overall asset quality of the Group’s corporate exposure was broadly unchanged despite difficult external conditions in the UK and ongoing uncertainty in the eurozone.

•
The decrease in the Group’s Core exposures within the AQ1 band reflects the decrease in the Group’s exposure to sovereigns in Western Europe and North America and the change in the bank and sovereign Probability of Default (PD) rating models noted on page 121. The credit outlook for banks and sovereigns continues to be challenging and the transition to the updated PD models creates additional credit migration causing assets to move to higher PDs. While the nominal value and appearance of migration out of AQ1 is material most of the migration continues to occur within the range of stronger credit grades and hence the change in the credit quality of the portfolio is modest. The weighted PD percentage for banks and sovereigns increased by 5 basis points to 0.13% and 3 basis points to 0.04% respectively. The AQ composition of the Corporate portfolio has not changed materially during the year.

•
The increase in AQ4 is partly driven by the change to the bank and sovereign PD models noted above, and partly due to the improvement in the UK Retail mortgage asset quality band distribution. This followed updates to the Group’s models which were delayed whilst long term recalibrations were made to the capital rating system. These PD recalibrations reflect improvements in the underlying credit quality of the UK mortgage portfolio.

•
On a sector basis, the proportion of non-performing assets in the property sector increased slightly to 58% of total AQ10 exposure (2011 - 57%). Non-performing assets relating to property represent a material proportion of AQ10 exposure in Non-Core (85%), UK Corporate (56%) and Ulster Bank (30%). In particular, continued weakness in the Irish economy meant non-performing assets in the Ulster Bank portfolio continued to grow, driven by exposures in the personal and property sectors. Refer to the Key credit portfolios: Ulster Bank Group (pages 149 to 152) for more details. A small number of significant individual non-performing property cases led to the overall increase in the AQ10 population in UK Corporate.

•
Non-performing assets (AQ10) in Non-Core increased as a percentage of the overall Non-Core portfolio due to the run-off and disposals of better performing assets. The overall level of AQ10 assets in Non-Core fell due to repayments, assets returning to the performing book and the write off of certain real estate exposures in 2012.

•
In UK Retail non-performing assets (AQ10) reduced slightly during the year predominantly as a result of lower flows of unsecured assets into non-performing. Recovery activity on non-performing assets is pursued over a number of years during which time the assets remain on balance sheet along with the appropriate impairment provision.

•	Non-performing credit risk assets within International Banking decreased markedly as renegotiations led to the return of significant exposure in the transport sector to the performing book.

* unaudited

Business review Risk and balance sheet management continued

Credit risk mitigation

Approaches and methodologies*

The Group employs a number of structures and techniques to mitigate credit risk. Netting of debtor and creditor balances is undertaken in accordance with relevant regulatory and internal policies. Exposure on OTC derivative and secured financing transactions is further mitigated by the exchange of financial collateral and the use of market standard documentation. Further mitigation may occur in a range of transactions, from retail mortgage lending to large wholesale financing. This can include: structuring a security interest in a physical or financial asset; use of credit derivatives, including credit default swaps, credit-linked debt instruments and securitisation structures; and use of guarantees and similar instruments (for example, credit insurance) from related and third parties. Such techniques are used in the management of credit portfolios, typically to mitigate credit concentrations in relation to an individual obligor, a borrower group or a collection of related borrowers.

The use and approach to credit risk mitigation varies by product type, customer and business strategy. Minimum standards applied across the Group cover:

•	The suitability of qualifying credit risk mitigation types and any conditions or restrictions applicable to those mitigants;

•	The means by which legal certainty is to be established, including required documentation, supportive independent legal opinions and all necessary steps required to establish legal rights;

•	Acceptable methodologies for initial and any subsequent valuations of collateral and the frequency with which collateral is to be revalued and the use of collateral haircuts;

•	Actions to be taken in the event that the value of mitigation falls below required levels;

•	Management of the risk of correlation between changes in the credit risk of the customer and the value of credit risk mitigation;

•
Management of concentration risks, for example, by setting thresholds and controls on the acceptability of credit risk mitigants and on lines of business that are characterised by a specific collateral type or structure; and

•	Collateral management to ensure that credit risk mitigation remains legally effective and enforceable.

Secured portfolios

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

•
Real estate - The Group takes collateral in the form of real estate, which includes residential and commercial properties. The market value of the collateral will typically exceed the loan amount at origination date. The market value is defined as the estimated amount for which the asset could be sold in an arms length transaction by a willing seller to a willing buyer.

•
Receivables - When taking a charge over receivables, the Group assesses their nature and quality and the borrower’s management and collection processes. The value of the receivables offered as collateral will typically be adjusted to exclude receivables that are past their due dates.

The security charges may be floating or fixed, with the type of security likely to impact: (i) the credit decision; and (ii) the potential loss upon default. In the case of a general charge such as a mortgage debenture, balance sheet information may be used as a proxy for market value if the information is deemed reliable.

The Group does not recognise certain asset classes as collateral: for example, short leasehold property and equity shares of the borrowing company. Collateral whose value is correlated to that of the obligor is assessed on a case-by-case basis and, where necessary, over-collateralisation may be required.

The Group uses industry-standard loan and security documentation wherever possible. Non-standard documentation is typically prepared by external lawyers on a case-by-case basis. The Group’s business and credit teams are supported by in-house specialist documentation teams.

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

* unaudited

Business review Risk and balance sheet management continued

Commercial real estate

The table below analyses commercial real estate (Core and Non-Core) lending by loan-to-value (LTV) which represents loan value before provisions. Due to market conditions in Ireland and to a lesser extent in the UK, there is a shortage of market-based data. In the absence of external valuations, the Group deploys a range of alternative approaches to assess property values, including internal expert judgement and indexation.

	Ulster Bank			Rest of the Group			Group
Loan-to-value	Performing £m	Non-performing £m	Total £m	Performing £m	Non-performing £m	Total £m	Performing £m	Non-performing £m	Total £m
2012
<= 50%	183	24	207	7,210	281	7,491	7,393	305	7,698
> 50% and <= 70%	326	102	428	12,161	996	13,157	12,487	1,098	13,585
> 70% and <= 90%	462	250	712	6,438	1,042	7,480	6,900	1,292	8,192
> 90% and <= 100%	466	141	607	1,542	2,145	3,687	2,008	2,286	4,294
> 100% and <= 110%	103	596	699	1,019	1,449	2,468	1,122	2,045	3,167
> 110% and <= 130%	326	630	956	901	1,069	1,970	1,227	1,699	2,926
> 130% and <= 150%	274	878	1,152	322	913	1,235	596	1,791	2,387
> 150%	963	7,290	8,253	595	1,962	2,557	1,558	9,252	10,810
Total with LTVs	3,103	9,911	13,014	30,188	9,857	40,045	33,291	19,768	53,059
Minimal security (1)	7	1,461	1,468	3	13	16	10	1,474	1,484
Other (2)	97	715	812	6,494	1,191	7,685	6,591	1,906	8,497
Total	3,207	12,087	15,294	36,685	11,061	47,746	39,892	23,148	63,040

Total portfolio average LTV (3)	131%	286%	249%	65%	125%	80%	71%	206%	122%

2011
<= 50%	272	32	304	7,091	332	7,423	7,363	364	7,727
> 50% and <= 70%	479	127	606	14,105	984	15,089	14,584	1,111	15,695
> 70% and <= 90%	808	332	1,140	10,042	1,191	11,233	10,850	1,523	12,373
> 90% and <= 100%	438	201	639	2,616	1,679	4,295	3,054	1,880	4,934
> 100% and <= 110%	474	390	864	1,524	1,928	3,452	1,998	2,318	4,316
> 110% and <= 130%	527	1,101	1,628	698	1,039	1,737	1,225	2,140	3,365
> 130% and <= 150%	506	1,066	1,572	239	912	1,151	745	1,978	2,723
> 150%	912	7,472	8,384	433	2,082	2,515	1,345	9,554	10,899
Total with LTVs	4,416	10,721	15,137	36,748	10,147	46,895	41,164	20,868	62,032
Minimal security (1)	72	1,086	1,158	—	—	—	72	1,086	1,158
Other (2)	193	625	818	8,994	1,844	10,838	9,187	2,469	11,656
Total	4,681	12,432	17,113	45,742	11,991	57,733	50,423	24,423	74,846

Total portfolio average LTV (3)	120%	264%	222%	69%	129%	82%	75%	203%	116%

Notes:
(1)
In 2012, the Group reclassified loans with limited or non-physical security (defined as LTV>1,000%) as minimal security, for which a majority are commercial real estate development loans in Ulster Bank. Total portfolio average LTV is quoted net of loans with minimal security given that the anticipated recovery rate is less than 10%. Provisions are marked against these loans where required to reflect asset quality and recovery profile. 2011 presentation has been revised.

(2)
Other performing loans of £6.6 billion (2011 - £9.2 billion) include general corporate lending, typically unsecured, to commercial real estate companies, and major UK homebuilders. The credit quality of these exposures is consistent with that of the performing portfolio overall. Other non-performing loans of £1.9 billion (2011 - £2.5 billion) are subject to the Group’s standard provisioning policies.

(3)	Weighted average by exposure.

Other corporate

	2012		2011		2010
Corporate risk elements in lending and potential problem loans (excluding commercial real estate)	Loans £m	Provisions	Loans £m	Provisions £m	Loans £m	Provisions £m
Secured	9,936	4,704	7,782	3,369	6,526	2,564
Unsecured	1,894	1,170	2,712	1,836	2,769	1,762

Business review Risk and balance sheet management continued

Credit risk mitigation continued
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

	2012 £bn	2011 £bn	2010 £bn
Reverse repurchase agreements	104.8	100.9	95.1
Securities received as collateral (1)	(104.7)	(98.9)	(94.3)

Derivative assets gross exposure	441.9	530.1	432.2
Counterparty netting	(373.9)	(441.6)	(330.4)
Cash collateral held	(34.1)	(37.2)	(31.1)
Securities received as collateral	(5.6)	(5.3)	(2.9)

Note:
(1)	In accordance with normal market practice, at 31 December 2012 £100.7 billion (2011 - £95.4 billion; 2010 - £93.5 billion) had been resold or re-pledged as collateral for the Group’s own transactions.

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

The value of a property intended to secure a mortgage is assessed during the loan underwriting process using industry-standard methodologies. Property values supporting home equity lending reflect either an individual appraisal or valuations generated by statistically valid automated valuation models. Property values are updated each quarter using the relevant house price index (the Halifax Quarterly Regional House Price Index in the UK, the Case-Shiller Home Value Index in the US, and the Central Statistics Office Residential Property Price Index in ROI (monthly) and the Nationwide House Price Index in Northern Ireland).

For automobile lending in the US, new vehicles are valued at cost and used vehicles at the average trade-in value. At 31 December 2012, this portfolio amounted to £5.4 billion (2011 - £4.8 billion; 2010 - £5.1 billion).

The existence of collateral has an impact on provisioning levels. Once a secured loan is classified as non-performing, the realisable value of the underlying collateral and the costs associated with repossession are used to estimate the provision required.

Residential mortgages

The table below shows LTVs for the Group’s residential mortgage portfolio split between performing (AQ1-AQ9) and non-performing (AQ10), with the average calculated on a weighted value basis. Loan balances are as at the end of the year whereas property values are calculated using the appropriate index.

	UK Retail			Ulster Bank			RBS Citizens (1)
Loan-to-value	Performing £m	Non-performing £m	Total £m	Performing £m	Non-performing £m	Total £m	Performing £m	Non-performing £m	Total £m
2012
<= 50%	22,306	327	22,633	2,182	274	2,456	4,167	51	4,218
> 50% and <= 70%	27,408	457	27,865	1,635	197	1,832	4,806	76	4,882
> 70% and <= 90%	34,002	767	34,769	2,019	294	2,313	6,461	114	6,575
> 90% and <= 100%	7,073	366	7,439	1,119	156	1,275	2,011	57	2,068
> 100% and <= 110%	3,301	290	3,591	1,239	174	1,413	1,280	43	1,323
> 110% and <= 130%	1,919	239	2,158	2,412	397	2,809	1,263	42	1,305
> 130% and <= 150%	83	26	109	2,144	474	2,618	463	14	477
> 150%	—	—	—	3,156	1,290	4,446	365	14	379
Total with LTVs	96,092	2,472	98,564	15,906	3,256	19,162	20,816	411	21,227
Other (2)	486	12	498	—	—	—	292	19	311
Total	96,578	2,484	99,062	15,906	3,256	19,162	21,108	430	21,538

Total portfolio average LTV (3)	66%	80%	67%	108%	132%	112%	75%	86%	75%

Average LTV on new originations during the year			65%	74%			64%

* unaudited

Business review Risk and balance sheet management continued

	UK Retail			Ulster Bank			RBS Citizens (1)
2011	Performing £m	Non-performing £m	Total £m	Performing £m	Non- performing £m	Total £m	Performing £m	Non- performing £m	Total £m
<= 50%	21,537	285	21,822	2,568	222	2,790	4,745	49	4,794
> 50% and <= 70%	25,598	390	25,988	1,877	157	2,034	4,713	78	4,791
> 70% and <= 90%	33,738	671	34,409	2,280	223	2,503	6,893	125	7,018
> 90% and <= 100%	7,365	343	7,708	1,377	128	1,505	2,352	66	2,418
> 100% and <= 110%	3,817	276	4,093	1,462	130	1,592	1,517	53	1,570
> 110% and <= 130%	1,514	199	1,713	2,752	322	3,074	1,536	53	1,589
> 130% and <= 150%	60	15	75	2,607	369	2,976	626	28	654
> 150%	—	—	—	2,798	748	3,546	588	27	615
Total with LTVs	93,629	2,179	95,808	17,721	2,299	20,020	22,970	479	23,449
Other (2)	567	13	580	—	—	—	681	23	704
Total	94,196	2,192	96,388	17,721	2,299	20,020	23,651	502	24,153

Total portfolio average LTV (3)	67%	80%	67%	104%	125%	106%	76%	91%	77%

Average LTV on new originations during the year			63%	74%			63%

2010
<= 50%	19,568	246	19,814	3,385	186	3,571	5,193	45	5,238
> 50% and <= 70%	24,363	345	24,708	2,534	152	2,686	4,902	79	4,981
> 70% and <= 90%	31,711	588	32,299	3,113	179	3,292	7,029	137	7,166
> 90% and <= 100%	7,998	319	8,317	1,958	121	2,079	2,459	67	2,526
> 100% and <= 110%	4,083	260	4,343	2,049	137	2,186	1,534	53	1,587
> 110% and <= 130%	1,722	202	1,924	4,033	358	4,391	1,425	61	1,486
> 130% and <= 150%	57	16	73	2,174	297	2,471	599	28	627
> 150%	—	—	—	355	131	486	589	36	625
Total with LTVs	89,502	1,976	91,478	19,601	1,561	21,162	23,730	506	24,236
Other (2)	1,090	24	1,114	—	—	—	762	30	792
Total	90,592	2,000	92,592	19,601	1,561	21,162	24,492	536	25,028

Total portfolio average LTV (3)	68%	81%	68%	91%	106%	92%	75%	94%	76%

Average LTV on new originations during the year			68%	79%			66%

Notes:
(1)	Includes residential mortgages and home equity loans and lines (refer to page 147 for a breakdown of balances).
(2)	Where no indexed LTV is held.
(3)	Average LTV weighted by value is arrived at by calculating the LTV on each individual mortgage and applying a weighting based on the value of each mortgage.
(4)
Excludes mortgage lending in Wealth. This portfolio totalled £8.8 billion (2011 - £8.3 billion; 2010 - £7.8 billion) and continues to perform in line with expectations with minimal provisions of £248 million.

Business review Risk and balance sheet management continued

Early problem identification and problem debt management

While the principles of identifying, managing and providing for problem debts are broadly similar for wholesale and retail customers, the procedures differ based on the nature of the assets, as discussed below.

Wholesale customers

The controls and processes for managing wholesale problem debts are embedded within the divisions’ credit approval frameworks and form an essential part of the ongoing credit assessment of customers. Any necessary approvals will be required in accordance with the delegated authority grid governing the extension of credit.

Early problem recognition

Each division has established Early Warning Indicators (EWIs) designed to identify those performing exposures that require close attention due to financial stress or heightened operational issues. Such identification may also take place as part of the annual review cycle. EWIs vary from division to division and comprise both internal parameters (such as account level information) and external parameters (such as the share price of publicly listed customers).

Customers identified through either the EWIs or annual review are assessed by portfolio management and/or credit officers within the division to determine whether or not the customer’s circumstances warrant placing the exposure on the Watchlist (detailed below).

Watchlist *

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

Once on the Watchlist process, customers come under heightened scrutiny. The relationship strategy is reassessed by a forum of experienced credit, portfolio management and remedial management professionals within the division. In accordance with Group-wide policies, a number of mandatory actions are taken, including a review of the customer’s credit grade and facility security documentation. Other appropriate corrective action is taken when circumstances emerge that may affect the customer’s ability to service its debt. Such circumstances include deteriorating trading performance, an imminent breach of covenant, challenging macroeconomic conditions, a late payment or the expectation of a missed payment.

For all Watchlist Red cases, the division is required to consult with GRG on whether the relationship should be transferred to GRG (see more on GRG below). Relationships managed by the divisions tend to be with companies operating in niche sectors, such as airlines or products such as securitisation special purpose vehicles. The divisions may also manage those exposures when subject matter expertise is available in the divisions rather than within GRG.

At 31 December 2012, exposures to customers reported as Watchlist Red and managed within the divisions totalled £4.3 billion (2011 - £4.9 billion).

Strategies that are available within divisions include granting a customer various types of concessions. Any decision to approve a concession will be a function of the division’s specific country and sector appetite, the key credit metrics of the customer, the market environment and the loan structure/security. Refer to the section below on Wholesale renegotiations.

Other potential outcomes of the review of the relationship are to: take the customer off the Watchlist and return them to the mainstream loan book; offer further lending and maintain ongoing reviews; transfer the relationship to GRG for those customers requiring such stewardship; or exit the relationship altogether.

The following table shows a sector breakdown of credit risk assets of Watchlist Red counterparties under GRG management:

	2012			2011
Watchlist Red credit risk assets under GRG management	Core £m	Non-Core £m	Total £m	Core £m	Non-Core £m	Total £m
Property	5,605	4,377	9,982	6,561	6,011	12,572
Transport	2,238	478	2,716	1,159	2,252	3,411
Retail and leisure	1,542	432	1,974	1,528	669	2,197
Services	870	84	954	808	141	949
Other	3,087	1,177	4,264	1,952	916	2,868
Total	13,342	6,548	19,890	12,008	9,989	21,997

Global Restructuring Group (GRG)

In cases where the Group’s exposure to the customer exceeds £1 million, the relationship may be transferred to GRG following consultation with the originating division. The primary function of GRG is active management of the exposures to minimise loss for the Group and where feasible return the exposure to the Group’s mainstream loan book following an assessment by GRG that no further losses are expected.

At 31 December 2012, credit risk assets relating to exposures under GRG management (excluding those placed under GRG stewardship for operational reasons rather than concerns over credit quality and those in the AQ10 internal asset quality (AQ) band) totalled £19.9 billion. Credit risk assets are defined on page 122. The internal asset quality bands are defined on page 125.

* unaudited

Business review Risk and balance sheet management continued

Wholesale renegotiations

Loan modifications take place in a variety of circumstances including but not limited to a customer’s current or potential credit deterioration. Where the contractual payment terms of a loan have been changed because of the customer’s financial difficulties, it is classified as ‘renegotiated’ in the wholesale portfolio.

Loans modified in the normal course of business where there is no evidence of financial difficulties and any changes to terms and conditions are within acceptable credit parameters, within credit risk appetite and/or reflective of improving conditions for the customer in the credit markets, are not considered to have been renegotiated.

A number of options are available to the Group when a wholesale customer is facing financial difficulties and corrective action is deemed necessary. Such actions are tailored to the individual circumstances of the customer. The aim of such actions is to assist the customer in restoring its financial health and to minimise risk to the Group. To ensure that the renegotiations are appropriate for the needs and financial profile of the customer, the Group requires minimum standards to be applied when assessing, recording, monitoring and reporting this type of activity.

Wholesale renegotiations involve the following types of concessions:

•
Variation in margin - The contractual margin may be amended to bolster the customer’s day-to-day liquidity, with the aim of helping to sustain the customer’s business as a going concern. This would normally be seen as a short-term solution and is typically accompanied by the Group receiving an exit payment, a payment in kind or a deferred fee.

•
Payment concessions and loan rescheduling - payment concessions or changes to the contracted amortisation profile including extensions in contracted maturity may be granted to improve the customer’s liquidity. Such concessions often depend on the expectation that the customer’s liquidity will recover when market conditions improve or will benefit from access to alternative sources of liquidity, such as an issue of equity capital. These types of concessions are common in commercial real estate transactions, particularly where a shortage of market liquidity rules out immediate refinancing and makes short-term forced collateral sales unattractive.

•
Forgiveness of all or part of the outstanding debt - debt may be forgiven or exchanged for equity in cases where a fundamental shift in the customer’s business or economic environment means that the customer is incapable of servicing current debt obligations and other forms of renegotiations are unlikely to succeed in isolation. Debt forgiveness is often an element in leveraged finance transactions, which are typically structured on the basis of projected cash flows from operational activities, rather than underlying tangible asset values. Provided that the underlying business model and strategy are considered viable, maintaining the business as a going concern with a sustainable level of debt is the preferred option, rather than realising the value of the underlying assets.

In addition, the Group may offer a temporary covenant waiver, a recalibration of covenants and/or a covenant amendment to cure a potential or actual covenant breach. Such relief is usually granted in exchange for fees, increased margin, additional security, or a reduction in maturity profile of the original loan. These financial covenant concessions are monitored internally, but are not included in the renegotiated loans data (when this is the sole concession granted to a customer) as we believe that such concessions are qualitatively different from other renegotiations: The loan’s payment terms are unchanged. Covenant concessions provide an early warning indicator rather than firm evidence of a significant deterioration in credit quality.

The impact on the credit quality of any change in terms and conditions of a loan is assessed at the time of granting such changes, and the appropriateness of the credit metrics reviewed at such time. For performing counterparties, credit metrics are an integral part of the latent provision methodology and therefore the impact of covenant concessions will be reflected in the latent provision. For non-performing counterparties, covenant concessions will be considered in the overall provision adequacy for these loans.

Covenant waivers and amendments are predominantly undertaken prior to transfer to GRG. The vast majority of the other types of renegotiations undertaken by the Group take place within GRG. Forgiveness of debt and exchange for equity is only available to customers in GRG.

Loans may be renegotiated more than once, generally where a temporary concession has been granted and circumstances warrant another temporary or permanent revision of the loan’s terms. Where renegotiation is no longer viable, the Group will consider other options such as the enforcement of security and or insolvency proceedings.

Business review Risk and balance sheet management continued

Early problem identification and problem debt management: Wholesale renegotiations continued

The data presented in the tables below include loans renegotiated during 2011 and 2012 which individually exceed thresholds set at divisional level, ranging from nil to £10 million. This population captures approximately 68% of that proportion of the wholesale portfolio which is either on Watchlist or under GRG stewardship. We continue to refine our reporting processes relating to renegotiated loans and as part of the 2012 review, the amounts in-progress and completed renegotiations relating to 2011 have been revised.

Wholesale renegotiations

The table below shows the value of loans (excluding loans where the Group has initiated recovery procedures) where renegotiations were completed during the year by sector and renegotiation types.

	2012			2011 - Revised
Wholesale renegotiations during the year by sector	Performing £m	Non-performing £m	Non-performing provision coverage %	Performing £m	Non-performing £m	Non-performing provision coverage %
Property	1,954	3,288	18	2,166	3,215	25
Transport	832	99	23	771	670	10
Telecommunications, media and technology	237	341	46	57	33	30
Retail and leisure	487	111	34	331	433	10
Other (1)	792	245	28	893	792	42
Total	4,302	4,084	22	4,218	5,143	25

Note:
(1)	SME business within Wealth is now reported within Wholesale forbearance.

Renegotiation agreements

The table below analyses the incidence of the main types of renegotiation by loan value:

	Loans by value
Arrangement type	2012%	Revised 2011%
Variation in margin	9	12
Payment concessions and loan rescheduling	69	92
Forgiveness of all or part of the outstanding debt	29	33
Other (2)	20	9

Notes:
(1)	The total above exceeds 100% as an individual case can involve more than one type of arrangement.
(2)
Main types of “other” concessions include formal “standstill” agreements, release of security and amendments to negative pledge. 2012 saw the completion of a small number of material standstill agreements, accounting for the higher proportion of the “Other” modification type.

Key points

•
Renegotiations completed during 2012, subject to thresholds as explained above, were £8.4 billion (2011 - £9.4 billion). The volume of renegotiations continues at a high level as difficult economic conditions persist in the UK and Ireland, particularly in real estate markets and the Group continues its active problem debt management. Renegotiations are likely to remain significant: at 31 December 2012 loans totalling £13.7 billion (2011 - £11.7 billion) were in the process of being renegotiated but had not yet reached legal completion (these loans are not included in the tables above). Of these 69% were non-performing loans, with an associated provision coverage of 32%, and 31% were performing loans. The principal types of arrangements being offered include variation in margin, payment concessions and loan rescheduling and forgiveness of all or part of the outstanding debt

•	Loans renegotiated during 2011 and 2012 outstanding at 31 December 2012 were £17.7 billion, of which £9.3 billion relates to arrangements completed during 2011.

•	Additional provisions charged in 2012 relating to loans renegotiated during 2011 totalled £0.2 billion and provision coverage of those loans at 31 December 2012 was 25%.

•	Of the loans renegotiated by GRG during 2011 and 2012 (£14.5 billion), 6% had been returned to performing portfolios managed by the business by 31 December 2012.

•
Renegotiated loans disclosed in the table above may have been the subject of one or more covenant waivers or modifications. In addition loans totalling £3.5 billion granted financial covenant concessions only during the year are not included in the table above as these concessions do not affect a loan’s contractual cash flows.

•
Year-on-year analysis of renegotiated loans may be skewed by individual material cases reaching legal completion during a given year. This is particularly relevant when comparing the value of renegotiations completed in the property and transport sectors in 2012 with previous years.

Business review Risk and balance sheet management continued

Key points continued

•
In 2012 renegotiations were more prevalent in the Group’s most significant corporate sectors and in those industries experiencing difficult markets, notably property and transport as the Group seeks to support viable customers. The majority of renegotiations granted to borrowers in the property sector were payment concessions and loan rescheduling. During 2012 there has been an increase in the number of renegotiations in the shipping sector as poor economic conditions persist.

•	84% of ‘completed’ and 93% of ‘in progress’ renegotiated cases were managed by GRG.

•
Provisions for the non-performing loans disclosed above are individually assessed and renegotiations are taken into account when determining the level of provision. The provision coverage is affected by the timing of write-offs and provisions. In some cases loans are fully or partially written off on the completion of a renegotiation. Non-performing renegotiated loans also include loans against which no provision is held and where these cases are large they can have a significant impact on the provision coverage within a specific sector.

Provisioning for wholesale renegotiated customers

Wholesale renegotiations are predominantly individually assessed and are not therefore segregated into a separate risk pool.

Provisions for renegotiated wholesale loans are assessed in accordance with the Group’s normal provisioning policies (refer to Impairment loss provision methodology on page 138). For the non-performing population, provisions on exposures greater than £1 million are individually assessed by GRG. The provision required is calculated based on the difference between the debt outstanding and the present value of the estimated future cash flows. Exposures smaller than £1 million are deemed not to be individually significant and are assessed collectively by the originating division. Within the performing book, latent loss provisions are held for those losses that are incurred, but not yet identified.

Any one of the above types of renegotiation may result in the value of the outstanding debt exceeding the present value of the estimated future cash flows from the renegotiated loan resulting in the recognition of an impairment loss. Renegotiations that include forgiveness of all or part of the outstanding debt account for the majority of such cases.
The customer’s financial position, anticipated prospects and the likely effect of the renegotiation, including any concessions granted, are considered in order to establish whether an impairment provision is required.

In the case of non-performing loans that are renegotiated, the loan impairment provision assessment almost invariably takes place prior to the renegotiation. The quantum of the loan impairment provision may change once the terms of the renegotiation are known, resulting in an additional provision charge or a release of the provision in the period the renegotiation takes place.

The transfer of renegotiated wholesale loans from impaired to performing status follows assessment by relationship managers in GRG. When no further losses are anticipated and the customer is expected to meet the loan’s revised terms, any provision is written off and the balance of the loan returned to performing status.

Performing loans that are renegotiated will be included in the calculation of the latent loss provisions. To the extent that the renegotiation event has affected the customer’s estimated probably of default or loss given default, this will be reflected in the underlying calculation.

Recoveries and active insolvency management

The ultimate outcome of a renegotiation strategy is unknown at the time of execution. It is highly dependent on the cooperation of the borrower and the continued existence of a viable business. The following are generally considered to be options of last resort:

•
Enforcement of security or otherwise taking control of assets - Where the Group holds collateral or other security interest and is entitled to enforce its rights, it may take ownership or control of the assets. The Group’s preferred strategy is to consider other possible options prior to exercising these rights.

•
Insolvency - Where there is no suitable renegotiation option or the business is no longer regarded as sustainable, insolvency will be considered. Insolvency may be the only option that ensures that the assets of the business are properly and efficiently distributed to relevant creditors.

Business review Risk and balance sheet management continued

Early problem identification and problem debt management: Wholesale renegotiations continued

Retail customers

Collections and recoveries

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

Within collections, a range of tools is deployed to initiate contact with the customer, establish the cause of their financial difficulty and, aim to support them where possible including the use of a range of forbearance options. If these strategies are unsuccessful, the customer is transferred to the recoveries team.

The goal of the recoveries function is to collect the total amount outstanding and reduce the loss to the Group by maximising the level of cash recovery while treating customers fairly. A range of treatment options are available within recoveries, including litigation. In UK Retail and Ulster Bank, no repossession procedures are initiated until at least six months following the emergence of arrears. In Ulster Bank, new regulations further prohibit taking legal action for an extended period. Additionally, certain forbearance options are made available to customers within recoveries.

Retail forbearance

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

Identification of forbearance

Customers are identified for forbearance treatment following initial contact from the customer, in the event of payment arrears or when the customer is transferred to collections or recoveries.

Types of retail forbearance

A number of forbearance options are utilised by the Group’s retail businesses. These include, but are not limited to, payment concessions, capitalisations of arrears over the remaining term of the mortgage, extension to the mortgage term and temporary conversions to interest only.

In payment concession arrangements a temporary reduction in, or elimination of, the periodic (usually monthly) loan repayment is agreed with the customer. At the end of the concessionary period, forborne principal and accrued interest outstanding is scheduled for repayment over an agreed period.

For UK Retail, interest only conversions have not been used as a tool to support customers in financial stress since 2009. Following a change to policy in 2012, switching to interest only is no longer permitted for residential mortgage customers who are up to date on payments. For Ulster Bank, interest only conversions are only offered to customers in financial stress on a temporary basis.

As a result of the economic difficulties in the Republic of Ireland market and responding to regulatory intervention in the Irish mortgage market, Ulster Bank has developed additional treatment options to support customers in overcoming financial difficulties, over an extended period of time.

The principal types of forbearance granted in RBS Citizens’ mortgage portfolio are the US government mandated HAMP (Home Affordable Modification Program) and RBS Citizens’ proprietary modification programme. Both programmes typically feature a combination of term extensions, capitalisations of arrears, temporary interest rate reductions and conversions from interest only to amortising. These tend to be permanent changes to contractual terms. Borrowers seeking a modification must meet government-specified qualifications for HAMP and internal qualifications for RBS Citizens’ modification programme. Both are designed to evidence that the borrower is in financial difficulty as well as demonstrating willingness to pay.

For forbearance loans that are performing, the aim is to enable the customer to continue to service the loan. For forbearance loans classified as non-performing only those for which capitalisation of arrears has been agreed can qualify for return to the performing book. Transfer of such loans takes place currently once the customer has met the revised payment terms for at least six months and is expected to continue to do so.

The mortgage forbearance population is reviewed regularly to ensure that customers are meeting the agreed terms of the arrangement. Key metrics have been developed to record the proportion of customers who fail to meet the agreed terms over time, as well as the proportion of customers who return to a performing state with no arrears.

* unaudited

Business review Risk and balance sheet management continued

Arrears status and provisions

Mortgage arrears information for retail accounts in forbearance and related provision are shown in the tables below.

	No missed payments		1-3 months in arrears		>3 months in arrears		Total
	Balance	Provision	Balance	Provision	Balance	Provision	Balance	Provision	Forborne balances
	£m	£m	£m	£m	£m	£m	£m	£m	%
2012
UK Retail (1,2)	4,006	20	388	16	450	64	4,844	100	4.9
Ulster Bank (1,2)	915	100	546	60	527	194	1,988	354	10.4
RBS Citizens (3)	—	—	179	25	160	10	339	35	1.6
Wealth (4)	38	—	—	—	7	—	45	—	0.5
	4,959	120	1,113	101	1,144	268	7,216	489	4.9

2011
UK Retail (1,2)	3,677	16	351	13	407	59	4,435	88	4.7
Ulster Bank (1,2)	893	78	516	45	421	124	1,830	247	9.1
RBS Citizens (3)	—	—	91	10	89	10	180	20	0.8
Wealth	121	—	—	—	2	—	123	—	1.3
	4,691	94	958	68	919	193	6,568	355	4.4

Notes:
(1)	Includes all forbearance arrangements whether relating to the customer’s lifestyle changes or financial difficulty.
(2)	Includes the current stock position of forbearance deals agreed since early 2008 for UK Retail and early 2009 for Ulster Bank.
(3)	Forbearance stock reported at 31 December 2012 now includes home equity loans and lines as well as the residential mortgage portfolio.
(4)	SME business within Wealth is now reported within Wholesale forbearance.

Forbearance arrangements

The incidence of the main types of retail forbearance as at 31 December 2012 and 31 December 2011 are analysed below. For a small proportion of mortgages, more than one forbearance type applies.

	UK Retail	Ulster Bank	RBS Citizens (1)	Wealth (2)	Total (3)
2012	£m	£m	£m	£m	£m
Interest only conversions - temporary and permanent	1,220	924	—	6	2,150
Term extensions - capital repayment and interest only	2,271	183	—	27	2,481
Payment concessions	215	762	339	9	1,325
Capitalisation of arrears	932	119	—	—	1,051
Other	452	—	—	3	455
	5,090	1,988	339	45	7,462

2011
Interest only conversions - temporary and permanent	1,269	795	—	3	2,067
Term extensions - capital repayment and interest only	1,805	58	—	97	1,960
Payment concessions	198	876	180	—	1,254
Capitalisation of arrears	864	101	—	—	965
Other	517	—	—	23	540
	4,653	1,830	180	123	6,786

The table below shows forbearance agreed during 2012 analysed between performing and non-performing.

	UK Retail	Ulster Bank	RBS Citizens (1)	Wealth (2)	Total (3)
2012	£m	£m	£m	£m
Performing forbearance in the year	1,809	2,111	88	18	4,026
Non-performing forbearance in the year	184	1,009	71	2	1,266
Total forbearance in the year (4)	1,993	3,120	159	20	5,292

Notes:
(1)	Forbearance stock reported at 31 December 2012 now includes home equity loans and lines as well as the residential mortgage portfolio.
(2)	SME business within Wealth is now reported within Wholesale forbearance.
(3)	As an individual case can include more than one type of arrangement, the analysis in the table on forbearance arrangements exceeds the total value of cases subject to forbearance.
(4)	Includes all deals agreed during the year (new customers and renewals) regardless of whether they remain active at the year end.

Business review Risk and balance sheet management continued

Early problem identification and problem debt management: Retail customers continued

Key points

UK Retail

•
The reported numbers for forbearance in UK Retail capture all instances where a change has been made to the contractual payment terms including those where the customer is up-to-date on payments and there is no obvious evidence of financial stress. The reported figures include stock dating back to 1 January 2008.

•
At 31 December 2012, stock levels of £4.8 billion represent 4.9% of the total mortgage assets; this represents a 9.2% increase in forbearance stock since 31 December 2011. Of these, approximately 83% were up-to-date with payments (compared with approximately 97% of the mortgage population not subject to forbearance activity). The flow of forbearance arrangements has remained stable year on year.

•
The most frequently occurring forbearance types were term extensions (47% of assets subject to forbearance at 31 December 2012), interest only conversions (25%) and capitalisations of arrears (19%). The stock of cases subject to interest only conversions reflects legacy policy. In 2009, UK Retail ceased providing this type of forbearance treatment for customers in financial difficulty and no longer permits interest only conversions on residential mortgages where the customer is current on payments.

•	The provision cover on performing assets subject to forbearance was about five times that on assets not subject to forbearance.

Ulster Bank

•
The reported numbers for forbearance in Ulster Bank Group capture all instances where a change has been made to the contractual payment terms including those where the customer is up-to-date on payments and there is no obvious evidence of financial stress. The reported figures include stock dating back to early 2009.

•
Ulster Bank Group continues to assist customers in the difficult economic environment. Mortgage forbearance treatments have been in place since 2009 and are aimed at assisting customers in financial difficulty. At 31 December 2012, 10.4% of total mortgage assets (£1.9 billion) were subject to a forbearance arrangement, an increase from 9.1% (£1.8 billion) at 31 December 2011. The majority of these forbearance arrangements were in the performing book (73%).

•
The majority of forbearance arrangements offered by Ulster Bank currently are temporary concessions, accounting for 85% of assets subject to forbearance at 31 December 2012. These are offered for periods of one to three years and incorporate different levels of repayment based on the customer’s ability to pay. The additional treatment options developed by Ulster Retail will lead to a shift to more long term arrangements over time.

•
Of these temporary forbearance types, the largest category at 31 December 2012 was interest only conversions, which accounted for 46% of total assets subject to forbearance. The other categories of temporary forbearance were payment concessions: reduced repayments (36%); and payment holidays (3%).

•	The flow by forbearance type remained stable when compared with 2011 and there was a modest reduction, 3%, in customers seeking assistance for the first time year on year.

•	The provision cover on performing assets subject to forbearance is approximately eight times higher than that on performing assets not subject to forbearance.

Business review Risk and balance sheet management continued

Unsecured portfolios

For unsecured portfolios in UK Retail and Ulster Bank, forbearance treatments comprise either debt consolidation loans provided to customers subject to collections activity who do not meet the Group’s standard underwriting criteria, longer-term financial hardship plans, or repayment arrangements to facilitate the repayment of overdraft excesses. Additionally, support is provided to customers experiencing financial difficulties through breathing space initiatives on all unsecured products, including credit cards, whereby the Group suspends collections activity for a 30-day period to allow customers to establish a debt repayment plan. Arrears continue to accrue for customer loans benefiting from breathing space.

•	For unsecured portfolios in UK Retail, £162 million of balances (1.1% of the total unsecured balances) were subject to forbearance at 2012 year end.

•	For unsecured portfolios in Ulster Bank, £20 million (3.4% by value) of the population was subject to forbearance at 31 December 2012.

Within RBS Citizens, granting of forbearance is significantly less extensive for non real-estate portfolios, as it is predominantly restricted to the granting of short-term (1-3 months) loan extensions to customers to alleviate the financial burden caused by temporary hardship. Such extensions are offered only if a customer has demonstrated a capacity and willingness to pay following the extension term. The number and frequency of extensions available to a given customer are limited per customer. Additionally, in the case of loans secured by vehicles and credit cards, RBS Citizens may offer temporary interest rate modifications, but no principal reduction. RBS Citizens may also provide forbearance to student loan borrowers consistent with the policy guidelines of the US Office of the Comptroller of the Currency.

Provisioning for retail customers

Provisions are assessed in accordance with the Group’s provisioning policies.

The majority of retail forbearance takes place in the performing book and, for the purposes of the latent loss provisions, these constitute a separate risk pool. They are subject to higher provisioning rates than the remainder of the performing book. These rates are reviewed regularly in both divisions. Once forbearance is granted, the account continues to be assessed separately for latent provisioning for 24 months (UK Retail only) or until the forbearance period expires. After that point, the account is no longer separately identified for latent provisioning. In the non-performing portfolio, assets are grouped into homogeneous portfolios sharing similar credit characteristics according to the asset type. Further characteristics such as LTVs, arrears status and default vintage are also considered when assessing recoverable amount and calculating the related provision requirement. Whilst non-performing forbearance retail loans do not form a separate risk pool, the LGD models used to calculate the collective impairment provision will be affected by agreements made under forbearance arrangements.

In RBS Citizens, consumer loans subject to forbearance are segmented from the rest of the non-forborne population and assessed individually for impairment loan throughout their lives until the accounts are repaid or fully written-off. The amount of recorded impairment depends upon whether the loan is collateral dependent. If the loans are considered collateral dependent, the excess of the loan’s carrying amount over the fair value of the collateral is the impairment amount. If the loan is not deemed collateral dependent, the excess of the loans’ carrying amount over the present value of expected future cash flows is the impairment amount. Any confirmed losses are charged off immediately.

Impairment loss provision methodology

A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence that an event or events since initial recognition of the asset has adversely affected the amount or timing of future cash flows from the asset.

For retail loans, which are segmented into collective, homogenous portfolios, time-based measures, such as days past due, are typically used as evidence of impairment. For these portfolios, the Group recognises an impairment at 90 days past due.

For corporate portfolios, given their complexity and nature, the Group relies not only on time-based measures, but also on management judgement to identify evidence of impairment. Other factors considered may include: significant financial difficulty of the borrower; a breach of contract; a loan restructuring; a probable bankruptcy; and any observable data indicating a measurable decrease in estimated future cash flows.

Business review Risk and balance sheet management continued

Early problem identification and problem debt management: Impairment loss provision methodology continued
Depending on various factors as explained below, the Group uses one of the following three different methods to assess the amount of provision required: individual; collective; and latent.

•
Individually assessed provisions - Provisions required for individually significant impaired assets are assessed on a case-by-case basis. If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the assets carrying amount and the present value of the estimated future cash flows discounted at the financial asset’s original effective interest rate. Future cash flows are estimated through a case-by-case analysis of individually assessed assets.

This assessment takes into account the benefit of any guarantees or other collateral held. The value and timing of cash flow receipts are based on available estimates in conjunction with facts available at that time. Timings and amounts of cash flows are reviewed on subsequent assessment dates, as new information becomes available. The asset continues to be assessed on an individual basis until it is repaid in full, transferred to the performing portfolio or written-off.

•
Collectively assessed provisions - Provisions on impaired credits below an agreed threshold are assessed on a portfolio basis to reflect the homogeneous nature of the assets. The Group segments impaired credits in its collectively assessed portfolios according to asset type, such as credit cards, personal loans, mortgages and smaller homogenous wholesale portfolios, such as business or commercial banking. A further distinction is made between those impaired assets in collections and those in recoveries (refer to Problem debt management on page 131 for a discussion of the collections and recoveries functions).

The provision is determined based on a quantitative review of the relevant portfolio, taking account of the level of arrears, the value of any security, historical and projected cash recovery trends over the recovery period. The provision also incorporates any adjustments that may be deemed appropriate given current economic and credit conditions. Such adjustments may be determined based on: a review of the current cash collections profile performance against historical trends; updates to metric inputs, including model recalibrations; and monitoring of operational processes used in managing exposures, including the time taken to process non-performing exposures.

•
Latent loss provisions - A separate approach is taken for provisions held against impairments in the performing portfolio that have been incurred as a result of events occurring before the balance sheet date but which have not been identified at the balance sheet date.

The Group’s methodologies to estimate latent loss provisions reflect:

•	the probability that the performing customer will default - historical loss experience, adjusted, where appropriate, to take into account current economic and credit conditions; and

•	the emergence period, defined as the period between an impairment event occurring and a loan being identified and reported as impaired.

Emergence periods are estimated at a portfolio level and reflect the portfolio product characteristics such as the repayment terms and the duration of the loss mitigation and recovery processes. They are based on internal systems and processes within the particular portfolio and are reviewed regularly.

Refer to pages 183 to 199 for analysis of impaired loans, related provisions and impairments.

* unaudited

Business review Risk and balance sheet management continued

Key credit portfolios*

Commercial real estate

The commercial real estate lending portfolio totalled £63.0 billion at 31 December 2012, an £11.8 billion or 16% decrease over the year and £24.4 billion or 28% decrease in the last two years. The commercial real estate sector comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including housebuilders). The analysis of lending utilisations below excludes rate risk management and contingent obligations.

	2012			2011			2010
By division (1)	Investment £m	Development £m	Total £m	Investment £m	Development £m	Total £m	Investment £m	Development £m	Total £m
Core
UK Corporate	22,504	4,091	26,595	25,101	5,023	30,124	24,879	5,819	30,698
Ulster Bank	3,575	729	4,304	3,882	881	4,763	4,284	1,090	5,374
US Retail & Commercial	3,857	3	3,860	4,235	70	4,305	4,322	93	4,415
International Banking	849	315	1,164	872	299	1,171	940	369	1,309
Markets	630	57	687	141	61	202	191	275	466
	31,415	5,195	36,610	34,231	6,334	40,565	34,616	7,646	42,262

Non-Core
UK Corporate	2,651	983	3,634	3,957	2,020	5,977	7,591	3,263	10,854
Ulster Bank	3,383	7,607	10,990	3,860	8,490	12,350	3,854	8,760	12,614
US Retail & Commercial	392	—	392	901	28	929	1,325	70	1,395
International Banking	11,260	154	11,414	14,689	336	15,025	19,906	379	20,285
	17,686	8,744	26,430	23,407	10,874	34,281	32,676	12,472	45,148

Total	49,101	13,939	63,040	57,638	17,208	74,846	67,292	20,118	87,410

	Investment		Development			Investment		Development
By geography (1)	Commercial £m	Residential £m	Commercial £m	Residential £m	Total £m	Core £m	Non-Core £m	Core £m	Non-Core £m	Total £m
2012
UK (excluding NI) (2)	25,864	5,567	839	4,777	37,047	23,312	8,119	4,184	1,432	37,047
Ireland (ROI and NI) (2)	4,651	989	2,234	5,712	13,586	2,877	2,763	665	7,281	13,586
Western Europe (other)	5,995	370	22	33	6,420	403	5,962	24	31	6,420
US	4,230	981	—	15	5,226	4,629	582	15	—	5,226
RoW	454	—	65	242	761	194	260	307	—	761
	41,194	7,907	3,160	10,779	63,040	31,415	17,686	5,195	8,744	63,040

2011
UK (excluding NI) (2)	28,653	6,359	1,198	6,511	42,721	25,904	9,108	5,118	2,591	42,721
Ireland (ROI and NI) (2)	5,146	1,132	2,591	6,317	15,186	3,157	3,121	793	8,115	15,186
Western Europe (other)	7,649	1,048	9	52	8,758	422	8,275	20	41	8,758
US	5,552	1,279	59	46	6,936	4,521	2,310	71	34	6,936
RoW	785	35	141	284	1,245	227	593	332	93	1,245
	47,785	9,853	3,998	13,210	74,846	34,231	23,407	6,334	10,874	74,846

2010
UK (excluding NI) (2)	32,334	7,255	1,520	8,288	49,397	26,168	13,421	5,997	3,811	49,397
Ireland (ROI and NI) (2)	5,056	1,148	2,785	6,578	15,567	3,160	3,044	962	8,401	15,567
Western Europe (other)	10,568	643	25	42	11,278	409	10,802	25	42	11,278
US	7,345	1,296	69	175	8,885	4,636	4,005	173	71	8,885
RoW	1,622	25	138	498	2,283	243	1,404	489	147	2,283
56,925	10,367	4,537	15,581	87,410	34,616	32,676	7,646	12,472	87,410

For the notes to this table refer to the following page.

* unaudited

Business review Risk and balance sheet management continued

Key credit portfolios*: Commercial real estate continued

By sub-sector (1)	UK (excl NI) (2) £m	Ireland (ROI and NI) (2) £m	Western Europe (other) £m	US £m	RoW (2) £m	Total £m
2012
Residential	10,344	6,701	403	996	242	18,686
Office	6,112	1,132	1,851	99	176	9,370
Retail	7,529	1,492	1,450	117	129	10,717
Industrial	3,550	476	143	4	39	4,212
Mixed/other	9,512	3,785	2,573	4,010	175	20,055
	37,047	13,586	6,420	5,226	761	63,040

2011
Residential	12,870	7,449	1,100	1,325	319	23,063
Office	7,155	1,354	2,246	404	352	11,511
Retail	8,709	1,641	1,891	285	275	12,801
Industrial	4,317	507	520	24	105	5,473
Mixed/other	9,670	4,235	3,001	4,898	194	21,998
	42,721	15,186	8,758	6,936	1,245	74,846

2010
Residential	15,543	7,726	685	1,471	523	25,948
Office	8,539	1,178	2,878	663	891	14,149
Retail	10,607	1,668	1,888	1,025	479	15,667
Industrial	4,912	515	711	80	106	6,324
Mixed/other	9,796	4,480	5,116	5,646	284	25,322
	49,397	15,567	11,278	8,885	2,283	87,410

Notes:
(1)
Excludes commercial real estate lending in Wealth as these loans are generally supported by personal guarantees in addition to collateral. This portfolio, which totalled £1.4 billion at 31 December 2012 (2011 - £1.3 billion) continues to perform in line with expectations and requires minimal provisions.

(2)	ROI: Republic of Ireland; NI: Northern Ireland; RoW: rest of world.

Key points

•
In line with the Group’s strategy, the overall exposure to commercial real estate fell during 2012, across all geographies. The overall mix in terms of geography, sub-sector and investment versus development remained broadly unchanged.

•
Most of the decrease was in Non-Core and was due to repayments, asset sales, and write-offs. The Non-Core portfolio totalled £26.4 billion (42% of the portfolio) at 31 December 2012 (2011 - £34.3 billion or 46% of the portfolio).

•
The growth in Markets was caused by an increase in the inventory of US commercial real estate loans earmarked for securitisation as commercial mortgage-backed securities (CMBS). CMBS warehouse activity is tightly controlled with limits on maximum portfolio size and holding period, and marked-to-market on a daily basis.

•
With the exception of exposure in Spain and Ireland, the Group had minimal commercial real estate exposure in the peripheral eurozone countries. Exposure in Spain was predominantly in the Non-Core portfolio and totalled £1.6 billion (2011 - £2.3 billion), of which 31% (2011 - 55%) was in default. The majority of the portfolio is managed by GRG. The Spanish portfolio has already been subject to material provisions, which are regularly assessed by reference to re-appraised asset values. Asset values vary significantly by type and geographic location. Refer to the Ulster Bank Group (Core and Non-Core) section on page 151 for details on the exposure in Ireland.

•	The UK portfolio is focused on London and the South East at approximately 43% in 2012 (2011 - 44%) with the remainder spread across other UK Regions.

•
Speculative lending, defined by the Group as short-term lending to property developers without sufficient pre-let revenue at origination to support investment financing after practical completion, represented less than 1% of the portfolio at 31 December 2012. The Group’s appetite for originating speculative commercial real estate lending is very limited and any such business requires senior management approval.

•
The commercial real estate sector is expected to remain challenging in key markets and new business will be accommodated from run-off of existing Core exposure. Over £5.5 billion of loans in UK Corporate (Core and Non-Core) have been repaid over the last 12 months whilst the risk profile of the remaining performing book has remained relatively unchanged.

* unaudited

Business review Risk and balance sheet management continued

	UK Corporate	Ulster Bank	US Retail & Commercial	International Banking	Markets	Total
Maturity profile of portfolio	£m	£m	£m	£m	£m	£m
2012
Core
< 1 year (1)	8,639	3,000	797	216	59	12,711
1-2 years	3,999	284	801	283	130	5,497
2-3 years	3,817	215	667	505	—	5,204
> 3 years	9,597	805	1,595	160	498	12,655
Not classified (2)	543	—	—	—	—	543
Total	26,595	4,304	3,860	1,164	687	36,610

Non-Core
< 1 year (1)	2,071	9,498	138	4,628	—	16,335
1-2 years	192	1,240	79	3,714	—	5,225
2-3 years	99	38	43	1,137	—	1,317
> 3 years	1,058	214	132	1,935	—	3,339
Not classified (2)	214	—	—	—	—	214
Total	3,634	10,990	392	11,414	—	26,430

2011
Core
< 1 year (1)	8,268	3,030	1,056	142	—	12,496
1-2 years	5,187	391	638	218	60	6,494
2-3 years	3,587	117	765	230	133	4,832
> 3 years	10,871	1,225	1,846	581	9	14,532
Not classified (2)	2,211	—	—	—	—	2,211
Total	30,124	4,763	4,305	1,171	202	40,565

Non-Core
< 1 year (1)	3,224	11,089	293	7,093	—	21,699
1-2 years	508	692	163	3,064	—	4,427
2-3 years	312	177	152	1,738	—	2,379
> 3 years	1,636	392	321	3,126	—	5,475
Not classified (2)	297	—	—	4	—	301
Total	5,977	12,350	929	15,025	—	34,281

2010
Core
< 1 year (1)	7,563	2,719	1,303	448	442	12,475
1-2 years	5,154	829	766	223	24	6,996
2-3 years	4,698	541	751	221	—	6,211
> 3 years	10,361	1,285	1,595	417	—	13,658
Not classified (2)	2,922	—	—	—	—	2,922
Total	30,698	5,374	4,415	1,309	466	42,262

Non-Core
< 1 year (1)	4,829	10,809	501	3,887	—	20,026
1-2 years	1,727	983	109	6,178	—	8,997
2-3 years	831	128	218	3,967	—	5,144
> 3 years	2,904	694	567	6,253	—	10,418
Not classified (2)	563	—	—	—	—	563
Total	10,854	12,614	1,395	20,285	—	45,148

Notes:
(1)	Includes on demand and past due assets.
(2)	Predominantly comprises overdrafts and multi-option facilities for which there is no single maturity date.

* unaudited

Business review Risk and balance sheet management continued

Key credit portfolios*: Commercial real estate continued
Key points

•	The overall maturity profile has remained relatively unchanged over the last 12 months.

•	Non-Core exposure maturing in under 1 year has reduced from £21.7 billion in 2011 to £16.3 billion in 2012.

•
The majority of Ulster Bank’s commercial real estate portfolio was categorised as under 1 year, owing to the high level of non-performing assets in the portfolio as Ulster Bank includes most renegotiated facilities as on demand.

•	Refinancing risk remains a focus of management attention and is assessed throughout the credit risk management lifecycle.

	AQ1-AQ2	AQ3-AQ4	AQ5-AQ6	AQ7-AQ8	AQ9	AQ10	Total
Portfolio by asset quality (AQ) band	£m	£m	£m	£m	£m	£m	£m
2012
Core	767	6,011	16,592	6,575	1,283	5,382	36,610
Non-Core	177	578	3,680	3,200	1,029	17,766	26,430
	944	6,589	20,272	9,775	2,312	23,148	63,040

2011
Core	1,094	6,714	19,054	6,254	3,111	4,338	40,565
Non-Core	680	1,287	5,951	3,893	2,385	20,085	34,281
	1,774	8,001	25,005	10,147	5,496	24,423	74,846

2010
Core	1,055	7,087	20,588	7,829	2,171	3,532	42,262
Non-Core	1,003	2,694	11,249	7,608	4,105	18,489	45,148
	2,058	9,781	31,837	15,437	6,276	22,021	87,410
Key points

•
There has been an overall decrease in AQ10 during the year with reductions in Non-Core partially offset by increases in Ulster Bank and UK Corporate. The increase in defaulted exposure in UK Corporate is a result of a small number of significant individual cases. The high proportion of the portfolio in the AQ10 band was driven by exposures in Non-Core (Ulster Bank and International Banking) and Core (Ulster Bank).

•
Of the total portfolio of £63.0 billion at 31 December 2012, £28.1 billion (2011 - £34.7 billion) was managed within the Group’s standard credit processes and £5.1 billion (2011 - £5.9 billion) was receiving varying degrees of heightened credit management under the Group’s Watchlist process. A further £29.8 billion (2011 - £34.3 billion) was managed within GRG and included Watchlist and non-performing exposures. The decrease in the portfolio managed by GRG was driven by Non-Core reductions.

* unaudited

Business review Risk and balance sheet management continued

The table below analyses commercial real estate (Core and Non-Core) lending by loan-to-value (LTV) which represents loan value before provisions. Due to market conditions in Ireland and to a lesser extent in the UK, there is a shortage of market-based data. In the absence of external valuations, the Group deploys a range of alternative approaches to assess property values, including internal expert judgement and indexation.

	Ulster Bank			Rest of the Group			Group
Loan-to-value	Performing £m	Non-performing £m	Total £m	Performing £m	Non-performing £m	Total £m	Performing £m	Non-performing £m	Total £m
2012
<= 50%	183	24	207	7,210	281	7,491	7,393	305	7,698
> 50% and <= 70%	326	102	428	12,161	996	13,157	12,487	1,098	13,585
> 70% and <= 90%	462	250	712	6,438	1,042	7,480	6,900	1,292	8,192
> 90% and <= 100%	466	141	607	1,542	2,145	3,687	2,008	2,286	4,294
> 100% and <= 110%	103	596	699	1,019	1,449	2,468	1,122	2,045	3,167
> 110% and <= 130%	326	630	956	901	1,069	1,970	1,227	1,699	2,926
> 130% and <= 150%	274	878	1,152	322	913	1,235	596	1,791	2,387
> 150%	963	7,290	8,253	595	1,962	2,557	1,558	9,252	10,810
Total with LTVs	3,103	9,911	13,014	30,188	9,857	40,045	33,291	19,768	53,059
Minimal security (1)	7	1,461	1,468	3	13	16	10	1,474	1,484
Other (2)	97	715	812	6,494	1,191	7,685	6,591	1,906	8,497
Total	3,207	12,087	15,294	36,685	11,061	47,746	39,892	23,148	63,040

Total portfolio average LTV (3)	131%	286%	249%	65%	125%	80%	71%	206%	122%

2011
<= 50%	272	32	304	7,091	332	7,423	7,363	364	7,727
> 50% and <= 70%	479	127	606	14,105	984	15,089	14,584	1,111	15,695
> 70% and <= 90%	808	332	1,140	10,042	1,191	11,233	10,850	1,523	12,373
> 90% and <= 100%	438	201	639	2,616	1,679	4,295	3,054	1,880	4,934
> 100% and <= 110%	474	390	864	1,524	1,928	3,452	1,998	2,318	4,316
> 110% and <= 130%	527	1,101	1,628	698	1,039	1,737	1,225	2,140	3,365
> 130% and <= 150%	506	1,066	1,572	239	912	1,151	745	1,978	2,723
> 150%	912	7,472	8,384	433	2,082	2,515	1,345	9,554	10,899
Total with LTVs	4,416	10,721	15,137	36,748	10,147	46,895	41,164	20,868	62,032
Minimal security (1)	72	1,086	1,158	—	—	—	72	1,086	1,158
Other (2)	193	625	818	8,994	1,844	10,838	9,187	2,469	11,656
Total	4,681	12,432	17,113	45,742	11,991	57,733	50,423	24,423	74,846

Total portfolio average LTV (3)	120%	264%	222%	69%	129%	82%	75%	203%	116%

Notes:
(1)
In 2012, the Group reclassified loans with limited or non-physical security (defined as LTV>1,000%) as minimal security, for which a majority are commercial real estate development loans in Ulster Bank. Total portfolio average LTV is quoted net of loans with minimal security given that the anticipated recovery rate is less than 10%. Provisions are marked against these loans where required to reflect asset quality and recovery profile. 2011 presentation has been revised.

(2)
Other performing loans of £6.6 billion (2011 - £9.2 billion) include general corporate lending, typically unsecured, to commercial real estate companies, and major UK housebuilders. The credit quality of these exposures is consistent with that of the performing portfolio overall. Other non-performing loans of £1.9 billion (2011 - £2.5 billion) are subject to the Group’s standard provisioning policies.

(3)	Weighted average by exposure.

Key points

•
81% of the commercial real estate portfolio categorised as LTV > 100% was in Ulster Bank Group (Core - 15%; Non-Core - 43%) and International Banking (Non-Core - 23%). A majority of the portfolios are managed within GRG and are subject to review at least quarterly. Significant levels of provisions have been taken against these portfolios. Provisions as a percentage of REIL for the Ulster Bank Group commercial real estate portfolio were 58% at 31 December 2012 (2011 - 53%).

•
The average interest coverage ratios for UK Corporate (Core and Non-Core) and International Banking (Non-Core) were 2.96x and 1.30x respectively, at 31 December 2012 (2011 - 2.71x and 1.25x, respectively). The US Retail & Commercial portfolio is managed on the basis of debt service coverage, which includes scheduled principal amortisation. The average debt service coverage for this portfolio was 1.34x at 31 December 2012 (2011 - 1.24x). As a number of different approaches are used within the Group and across geographies to calculate interest coverage ratios, they may not be comparable for different portfolio types and organisations.

Business review Risk and balance sheet management continued

Key credit portfolios* continued
Residential mortgages

The majority of the Group’s secured lending exposures were in the UK, Ireland and the US. The analysis below includes both Core and Non-Core.

	2012	2011	2010
	£m	£m	£m
UK Retail	99,062	96,388	92,592
Ulster Bank	19,162	20,020	21,162
RBS Citizens (1)	21,538	24,153	25,028
	139,762	140,561	138,782

Note:
(1)	2011 and 2010 have been revised to include the legacy serviced by others portfolio.

The table below shows LTVs for the Group’s residential mortgage portfolio split between performing (AQ1-AQ9) and non-performing (AQ10), with the average calculated on a weighted value basis. Loan balances are as at the end of the year whereas property values are calculated using property index movements since the last formal valuation (refer to page 129 for details).

	UK Retail			Ulster Bank			RBS Citizens (1)
Loan-to-value	Performing £m	Non-performing £m	Total £m	Performing £m	Non-performing £m	Total £m	Performing £m	Non-performing £m	Total £m
2012
<= 50%	22,306	327	22,633	2,182	274	2,456	4,167	51	4,218
> 50% and <= 70%	27,408	457	27,865	1,635	197	1,832	4,806	76	4,882
> 70% and <= 90%	34,002	767	34,769	2,019	294	2,313	6,461	114	6,575
> 90% and <= 100%	7,073	366	7,439	1,119	156	1,275	2,011	57	2,068
> 100% and <= 110%	3,301	290	3,591	1,239	174	1,413	1,280	43	1,323
> 110% and <= 130%	1,919	239	2,158	2,412	397	2,809	1,263	42	1,305
> 130% and <= 150%	83	26	109	2,144	474	2,618	463	14	477
> 150%	—	—	—	3,156	1,290	4,446	365	14	379
Total with LTVs	96,092	2,472	98,564	15,906	3,256	19,162	20,816	411	21,227
Other (2)	486	12	498	—	—	—	292	19	311
Total	96,578	2,484	99,062	15,906	3,256	19,162	21,108	430	21,538

Total portfolio average LTV (3)	66%	80%	67%	108%	132%	112%	75%	86%	75%

Average LTV on new originations during the year			65%			74%			64%

2011
<= 50%	21,537	285	21,822	2,568	222	2,790	4,745	49	4,794
> 50% and <= 70%	25,598	390	25,988	1,877	157	2,034	4,713	78	4,791
> 70% and <= 90%	33,738	671	34,409	2,280	223	2,503	6,893	125	7,018
> 90% and <= 100%	7,365	343	7,708	1,377	128	1,505	2,352	66	2,418
> 100% and <= 110%	3,817	276	4,093	1,462	130	1,592	1,517	53	1,570
> 110% and <= 130%	1,514	199	1,713	2,752	322	3,074	1,536	53	1,589
> 130% and <= 150%	60	15	75	2,607	369	2,976	626	28	654
> 150%	—	—	—	2,798	748	3,546	588	27	615
Total with LTVs	93,629	2,179	95,808	17,721	2,299	20,020	22,970	479	23,449
Other (2)	567	13	580	—	—	—	681	23	704
Total	94,196	2,192	96,388	17,721	2,299	20,020	23,651	502	24,153

Total portfolio average LTV (3)	67%	80%	67%	104%	125%	106%	76%	91%	77%

Average LTV on new originations during the year			63%			74%			63%

For the notes to this table refer to the following page.

* unaudited

Business review Risk and balance sheet management continued

	UK Retail			Ulster Bank			RBS Citizens (1)
2010	Performing £m	Non-performing £m	Total £m	Performing £m	Non-performing £m	Total £m	Performing £m	Non-performing £m	Total £m
<= 50%	19,568	246	19,814	3,385	186	3,571	5,193	45	5,238
> 50% and <= 70%	24,363	345	24,708	2,534	152	2,686	4,902	79	4,981
> 70% and <= 90%	31,711	588	32,299	3,113	179	3,292	7,029	137	7,166
> 90% and <= 100%	7,998	319	8,317	1,958	121	2,079	2,459	67	2,526
> 100% and <= 110%	4,083	260	4,343	2,049	137	2,186	1,534	53	1,587
> 110% and <= 130%	1,722	202	1,924	4,033	358	4,391	1,425	61	1,486
> 130% and <= 150%	57	16	73	2,174	297	2,471	599	28	627
> 150%	—	—	—	355	131	486	589	36	625
Total with LTVs	89,502	1,976	91,478	19,601	1,561	21,162	23,730	506	24,236
Other (2)	1,090	24	1,114	—	—	—	762	30	792
Total	90,592	2,000	92,592	19,601	1,561	21,162	24,492	536	25,028

Total portfolio average LTV (3)	68%	81%	68%	91%	106%	92%	75%	94%	76%

Average LTV on new originations during the year			68%	79%			66%

Notes:
(1)	Includes residential mortgages and home equity loans and lines (refer to page 147 for a breakdown of balances).
(2)	Where no indexed LTV is held.
(3)	Average LTV weighted by value is arrived at by calculating the LTV on each individual mortgage and applying a weighting based on the value of each mortgage.
(4)
Excludes mortgage lending in Wealth. This portfolio totalled £8.8 billion (2011 - £8.3 billion; 2010 - £7.8 billion) and continues to perform in line with expectations with minimal provision of £248 million.

Key points

UK Retail

•	The UK Retail mortgage portfolio totalled approximately £99.1 billion at 31 December 2012, an increase of 2.8% from 31 December 2011.

•
The assets are prime mortgages and include £7.9 billion, 8% (2011 - £6.9 billion) of residential buy-to-let lending. There is a small legacy portfolio of self-certified mortgages (0.2% of the total mortgage portfolio). Self-certified mortgages were withdrawn in 2004. The interest rate product mix is approximately one third fixed rate with the remainder on variable rate products including those on managed rates.

•
UK Retail’s mortgage business is subject to prudent underwriting standards. These include an affordability test using a stressed interest rate, credit scoring with different pass marks depending on LTV as well as a range of specific criteria, for example, LTV thresholds. Changes over the last few years include: a reduction in maximum LTV for prime residential mortgage lending from 100% to 95% in the first quarter of 2008 and from 95% to 90% in the third quarter of 2008 and a tightening of credit scoring pass marks: credit score thresholds were increased in the third quarter of 2009 and again in the third quarter of 2010. In the first quarter of 2011, new scorecards were introduced alongside a further tightening of thresholds, these were tightened still further in the second quarter of 2012.

•
Gross new mortgage lending remained strong at £14 billion. The average of individual LTV on new originations was 65.2% weighted by value of lending (2011 - 63.0%) and 61.3% by volume (2011 - 58.4%). The ratio of total lending to total property valuations was 56.3% (2011 - 52.9%). Average LTV by volume is arrived at by calculating the LTV on each individual mortgage with no weighting applied in the calculation of the average. The ratio approach is the sum of all lending divided by the value of all properties held as security against the lending.

•
The maximum LTV available to new customers remains at 90%, except for those buying properties under the government-sponsored, and indemnity backed, new build schemes that were launched during the year, where the maximum LTV is 95%. These schemes aim to support the mortgage market, particularly first time buyers, and completions under the scheme totalled £35 million during the year.

•
Based on the Halifax Price Index at September 2012, the portfolio average indexed LTV by weighted value of debt outstanding was 66.8% (2011 - 67.2%) and 58.1% by volume (2011 - 57.8%). The ratio of total outstanding balances to total indexed property valuations is 48.5% (2011 - 48.4%).

•
The arrears rate (more than three payments in arrears, excluding repossessions and shortfalls post property sale) improved marginally to 1.5% at 31 December 2012 from 1.6% at 31 December 2011. The number of properties repossessed in 2012 was 1,426 compared with 1,671 in 2011. Arrears rates remain sensitive to economic developments and are currently benefiting from the low interest rate environment.

•
The mortgage impairment charge was £92 million for 2012 compared with £182 million in 2011 primarily due to lower loss rate adjustments on the non-performing back book, and a stable underlying rate of defaults.

•
25.6% of the residential owner occupied UK Retail mortgage book is on interest only terms down from 27.3% in 2011. A further 9.1% are on mixed repayments split between a combination of interest only and capital repayments (2011 - 9.6%). UK Retail withdrew interest only repayment products from sale to residential owner occupied customers with effect from 1 December 2012. Interest only repayment remains an option on buy-to-let mortgages. At 1.6%, the percentage of accounts more than 3 payments in arrears was similar to the 1.4% observed on capital repayment mortgages.

Business review Risk and balance sheet management continued

Key credit portfolios*: Residential mortgages: Key points continued
Ulster Bank

•
Ulster Bank’s residential mortgage portfolio totalled £19.2 billion at 31 December 2012, with 88% in the Republic of Ireland and 12% in Northern Ireland. At constant exchange rates, the portfolio decreased 2% from 31 December 2011 as a result of natural amortisation and limited growth due to low market demand.

•
The assets include £2.3 billion of exposure (12%) of residential buy-to-let loans. The interest rate product mix is approximately 91% on a variable rate product (including tracker products) and 9% on a fixed rate.

•
16% of the total portfolio is on interest only which reflects legacy policy and is no longer available to residential mortgage customers on a permanent basis. Interest only is permitted on a temporary basis under the suite of forbearance treatments available within Ulster Bank (refer to page 137 for further information). Interest only repayment remains an option for private customers within Northern Ireland on an exception basis.

•
Average LTVs increased from 31 December 2011 to 31 December 2012, on a value basis, as a result of decreases in the Central Statistics Office house price index (4%) impacting the Ulster Bank portfolio. The average of individual LTV on new originations was stable in 2012 at 74% (weighted by value of lending) and 69.4% by volume (2011 - 67.3%). The volume of business remains very low. The maximum LTV available to Ulster Bank customers is 90% with the exception of a specific Northern Ireland scheme which permits LTVs of up to 95%, in which Ulster Bank’s exposure is capped at 85% LTV.

•	Refer to the Ulster Bank Group (Core and Non-Core) section on page 151 for commentary on mortgage REIL and repossessions.

RBS Citizens

•	RBS Citizens’ mortgage portfolio totalled £21.5 billion at 31 December 2012, a reduction of 11% from 2011 (£24.2 billion). The Core business comprises 89% of the portfolio.

•
The portfolio comprises £6.2 billion (Core - £5.8 billion; Non-Core - £0.4 billion) of residential mortgages, of which 1% are in second lien position. There is also £15.3 billion (Core - £13.3 billion; Non-Core - £2.0 billion) of home equity loans and lines. Home equity Core consists of 47% in first lien position while Non-Core consists of 95% in second lien position.

•
RBS Citizens’ lending originates predominantly in the ‘footprint states’ of New England, Mid Atlantic and Mid West regions. At 31 December 2012, £17.9 billion (83% of the total portfolio) was within footprint.

•
The Non-Core portfolio comprises 11% of the mortgage portfolio with the serviced by others (SBO) portfolio being the largest component (75%). The SBO portfolio consists of purchased pools of home equity loans and lines. The full year charge-off rate was 7.4% for 2012 (excluding one-time events, the charge-off rate was 6.8%), which represents a year-on-year improvement (2011 - 8.6%). It is characterised by out-of-footprint geographies, high (95%) second lien concentration, and high LTV exposure (111% weighted average LTV at 31 December 2012). The SBO book has been closed to new purchases since the third quarter of 2007 and is in run-off, with exposure down from £2.3 billion at 31 December 2011 to £1.8 billion at 31 December 2012. The arrears rate of the SBO portfolio has decreased from 2.3% at 31 December 2011 to 1.9% at 31 December 2012 due primarily to portfolio liquidation (highest risk borrowers have been charged-off), as well as more effective account servicing and collections.

•
The current weighted average LTV of the mortgage portfolio decreased from 77% at 31 December 2011 to 75% at 31 December 2012, driven by increases in the Case-Shiller home price index from the third quarter of 2011 to the third quarter of 2012. The current weighted average LTV of the mortgage portfolio, excluding SBO, is 71%.

* unaudited

Business review Risk and balance sheet management continued

Personal lending

The Group’s personal lending portfolio includes credit cards, unsecured loans, auto finance and overdrafts. The majority of personal lending exposures exist in the UK and the US. Impairment charge as a proportion of average loans and receivables are shown in the following table.

	2012		2011		2010
	Average loans and receivables £m	Impairment charge as a % of average loans and receivables %	Average loans and receivables £m	Impairment charge as a % of average loans and receivables %	Average loans and receivables £m	Impairment charge as a % of average loans and receivables %
UK Retail cards (1)	5,624	2.3	5,675	3.0	6,025	5.0
UK Retail loans (1)	6,513	2.5	7,755	2.8	9,863	4.8

RBS Citizens cards (2)	916	3.8	936	5.1	1,005	9.9
RBS Citizens auto loans (2)	5,289	0.1	4,856	0.2	5,256	0.6

Notes:
(1)	The ratio for UK Retail assets refers to the impairment charge for the year.
(2)	The ratio for RBS Citizens refers to the impairment charge in the year, net of recoveries realised in the year.

Key points

UK Retail

•	The UK personal lending portfolio, comprises credit cards, unsecured loans and overdrafts, and totalled £14.7 billion at 31 December 2012 (2011 - £16.0 billion).

•	The decrease in portfolio size of 8.1% was driven by continued subdued loan recruitment activity and a continuing general market trend of customers repaying unsecured debt.

•
The impairment charge on unsecured lending was £440 million for the year, down 24% on 2011, reflecting the continued benefit of risk appetite tightening in prior years, lower unsecured balances and also the investment in collections and recoveries capability. UK Retail continues to support customers experiencing financial difficulties including the provision of ‘breathing space’, refer to the disclosures on forbearance on page 137 for more information. Impairments remain sensitive to the external environment, including unemployment levels and interest rates.

•	Industry benchmarks for cards arrears remain stable, with the Group continuing to perform favourably.

RBS Citizens

•
RBS Citizens' credit card portfolio totalled £948 million at 31 December 2012 (2011 - £968 million). RBS Citizens' credit card business lends predominantly within the Bank's 12 state footprint and has traditionally adopted conservative risk strategies. Given the external climate, tighter lending criteria has been introduced leading to an improvement in credit quality. The portfolio's quarterly annualised loss performance in the third quarter of 2012 was 3.4% and ranked seventh out of 20 large and regional banks tracked.

•
RBS Citizens' auto loan portfolio totalled £5.4 billion at 31 December 2012 (2011 - £4.8 billion). The auto loan business originates secured loans through a closely managed network of dealerships mainly located in the bank’s footprint. The portfolio continues to possess strong credit risk fundamentals. The business purchased a £608 million auto loan portfolio from a large financial institution in the first quarter of 2012 that possessed a comparable credit and collateral profile. The acquired portfolio continues to outperform its delinquency and loss forecast. The portfolio's quarterly annualised loss performance in the third quarter of 2012 was 0.18% and continues to perform favourable against industry.

Business review Risk and balance sheet management continued

Key credit portfolios* continued
Ulster Bank Group (Core and Non-Core)

Overview

At 31 December 2012, Ulster Bank Group accounted for 10% of the Group’s total gross loans to customers (2011 and 2010 - 10%) and 8% of the Group’s Core gross loans to customers (2011 - 8%; 2010 - 9%). Ulster Bank’s financial performance continues to be overshadowed by the challenging economic climate in Ireland, with impairments remaining elevated as high unemployment, coupled with higher taxation and limited liquidity in the economy, continues to depress the property market and domestic spending.

The impairment charge of £2,340 million for 2012 (2011 - £3,717 million; 2010 - £3,843 million) was driven by a combination of new defaulting customers and higher provisions on existing defaulted cases due primarily to deteriorating security values. Provisions as a percentage of risk elements in lending increased from 53% in 2011, to 57% in 2012, predominantly as a result of the deterioration in the value of the Non-Core commercial real estate development portfolio. Ulster Bank impairment provisions take into account recovery strategies for its commercial real estate portfolio, as currently there is very limited liquidity in Irish commercial and development property.

Core

The impairment charge for the year of £1,364 million (2011 - £1,384 million; 2010 - £1,161 million) reflects the difficult economic climate in Ireland, with elevated default levels across both mortgage and other corporate portfolios. The mortgage sector accounted for £646 million (47%) of the total 2012 impairment charge.

Non-Core

The impairment charge for the year was £976 million, a decrease of £1,357 million (2011 - £2,333 million; 2010 - £2,682 million), with the commercial real estate sector accounting for £899 million (92%) of the total 2012 impairment charge.

				Credit metrics
Sector analysis	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Impairment charge	Amounts written-off
	£m	£m	£m	%	%	%	£m	£m
2012
Core
Mortgages	19,162	3,147	1,525	16.4	48	8.0	646	22
Commercial real estate
- investment	3,575	1,551	593	43.4	38	16.6	221	—
- development	729	369	197	50.6	53	27.0	55	2
Other corporate	7,772	2,259	1,394	29.1	62	17.9	389	15
Other lending	1,414	207	201	14.6	97	14.2	53	33
	32,652	7,533	3,910	23.1	52	12.0	1,364	72

Non-Core
Commercial real estate
- investment	3,383	2,800	1,433	82.8	51	42.4	288	15
- development	7,607	7,286	4,720	95.8	65	62.0	611	103
Other corporate	1,570	1,230	711	78.3	58	45.3	77	23
	12,560	11,316	6,864	90.1	61	54.6	976	141

Ulster Bank Group
Mortgages	19,162	3,147	1,525	16.4	48	8.0	646	22
Commercial real estate
- investment	6,958	4,351	2,026	62.5	47	29.1	509	15
- development	8,336	7,655	4,917	91.8	64	59.0	666	105
Other corporate	9,342	3,489	2,105	37.3	60	22.5	466	38
Other lending	1,414	207	201	14.6	97	14.2	53	33
	45,212	18,849	10,774	41.7	57	23.8	2,340	213

* unaudited

Business review Risk and balance sheet management continued

				Credit metrics
Sector analysis	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Impairment charge	Amounts written-off
	£m	£m	£m	%	%	%	£m	£m
2011
Core
Mortgages	20,020	2,184	945	10.9	43	4.7	570	11
Commercial real estate
- investment	3,882	1,014	413	26.1	41	10.6	225	—
- development	881	290	145	32.9	50	16.5	99	16
Other corporate	7,736	1,834	1,062	23.7	58	13.7	434	72
Other lending	1,533	201	184	13.1	92	12.0	56	25
	34,052	5,523	2,749	16.2	50	8.1	1,384	124

Non-Core
Commercial real estate
- investment	3,860	2,916	1,364	75.5	47	35.3	609	1
- development	8,490	7,536	4,295	88.8	57	50.6	1,551	32
Other corporate	1,630	1,159	642	71.1	55	39.4	173	16
	13,980	11,611	6,301	83.1	54	45.1	2,333	49

Ulster Bank Group
Mortgages	20,020	2,184	945	10.9	43	4.7	570	11
Commercial real estate
- investment	7,742	3,930	1,777	50.8	45	23.0	834	1
- development	9,371	7,826	4,440	83.5	57	47.4	1,650	48
Other corporate	9,366	2,993	1,704	32.0	57	18.2	607	88
Other lending	1,533	201	184	13.1	92	12.0	56	25
	48,032	17,134	9,050	35.7	53	18.8	3,717	173

2010
Core
Mortgages	21,162	1,566	439	7.4	28	2.1	294	7
Commercial real estate
- investment	4,284	598	332	14.0	56	7.7	259	—
- development	1,090	65	37	6.0	57	3.4	116	—
Other corporate	9,039	1,205	667	13.3	55	7.4	444	11
Other lending	1,282	185	158	14.4	85	12.3	48	30
	36,857	3,619	1,633	9.8	45	4.4	1,161	48

Non-Core
Mortgages	—	—	—	—	—	—	42	—
Commercial real estate
- investment	3,854	2,391	1,000	62.0	42	25.9	630	—
- development	8,760	6,341	2,783	72.4	44	31.8	1,759	—
Other corporate	1,970	1,310	561	66.5	43	28.5	251	—
	14,584	10,042	4,344	68.9	43	29.8	2,682	—

Ulster Bank Group
Mortgages	21,162	1,566	439	7.4	28	2.1	336	7
Commercial real estate
- investment	8,138	2,989	1,332	36.7	45	16.4	889	—
- development	9,850	6,406	2,820	65.0	44	28.6	1,875	—
Other corporate	11,009	2,515	1,228	22.8	49	11.2	695	11
Other lending	1,282	185	158	14.4	85	12.3	48	30
	51,441	13,661	5,977	26.6	44	11.6	3,843	48

* unaudited

Business review Risk and balance sheet management continued

Key credit portfolios*: Ulster Bank Group (Core and Non-Core) continued
Key points

•	Core REIL increased by £2.0 billion during the year, which reflects continued difficult conditions in both the commercial and residential property sectors in Ireland.

•
Core mortgage REIL accounted for £1.0 billion of the overall increase, the trend reflecting continued deterioration of macroeconomic factors. However, the number of properties repossessed in 2012 was 127 (81 on a voluntary basis) compared with 161 (123 on a voluntary basis) in 2011.

•	Core corporate REIL accounted for £1.0 billion of the overall increase, the movement driven by a small number of renegotiated arrangements for higher value real estate customers.

•
Core coverage increased from 50% to 52% as a result of additional impairment charges on the non-performing book due to further deterioration in collateral values. Core coverage is diluted due to the increased REIL relating to corporate renegotiations with lower provision requirements. Adjusting for these cases Core coverage would be 56%.

•	Non-Core REIL decreased by £0.3 billion reflecting lower defaults as well as recoveries and write-offs of £0.2 billion.

•	At 31 December 2012, 60% of REIL was in Non-Core (2011 - 68%). The majority of the Non-Core commercial real estate development portfolio is non-performing with provision coverage of 65%.

Geographical analysis

Commercial real estate

The commercial real estate lending portfolio for Ulster Bank Group (Core and Non-Core) totalled £15.3 billion at 31 December 2012, of which £11.0 billion or 72% was in Non-Core. The geographic split of the total Ulster Bank Group commercial real estate portfolio, based on the location of the underlying security, remained similar to 2011, with 63% in the Republic of Ireland, 26% in Northern Ireland and 11% in the UK (excluding Northern Ireland).

	Investment		Development
Exposure by geography	Commercial £m	Residential £m	Commercial £m	Residential £m	Total £m
2012
ROI	3,546	779	1,603	3,653	9,581
NI	1,083	210	631	2,059	3,983
UK (excluding NI)	1,239	86	82	290	1,697
RoW	14	1	8	10	33
	5,882	1,076	2,324	6,012	15,294

2011
ROI	3,775	853	1,911	4,095	10,634
NI	1,322	279	680	2,222	4,503
UK (excluding NI)	1,371	111	95	336	1,913
RoW	27	4	—	32	63
	6,495	1,247	2,686	6,685	17,113

2010
Ireland (ROI and NI)	5,032	1,098	2,785	6,578	15,493
UK (excluding NI)	1,869	115	110	359	2,453
RoW	23	1	—	18	42
	6,924	1,214	2,895	6,955	17,988

* unaudited

Business review Risk and balance sheet management continued

Key points

•
Commercial real estate continues to be the primary sector driving the Ulster Bank Group non-performing loan book. A reduction over the year of £1.8 billion primarily reflects Ulster Bank’s continuing strategy to reduce concentration risk to this sector.

•
The outlook for the property sector remains challenging. While there may be some signs of stabilisation in main urban centres, the outlook continues to be negative for secondary property locations on the island of Ireland.

•
During the year, Ulster Bank experienced further migration of commercial real estate exposures to its problem management framework, where various measures may be agreed to assist customers whose loans are performing but who are experiencing temporary financial difficulties. For further details on Wholesale renegotiations refer to page 132.

Residential mortgages

The mortgage lending portfolio analysis by country of location of the underlying security is set out below.

	2012	2011
	£m	£m
ROI	16,873	17,767
NI	2,289	2,253
	19,162	20,020

Balance sheet analysis
154	Financial assets
154	- Exposure summary
155	- Sector and geographic concentration
164	Asset quality
168	Debt securities
168	IFRS measurement classification and issuer
169	Ratings
172	- Asset-backed securities
172	Introduction
173	Product, geography and IFRS measurement classification
176	Ratings
177	Equity shares
179	Derivatives
179	Summary
180	Credit derivatives
181	Monoline insurers
182	Credit derivative product companies (CDPCs)
183	REIL, provisions and AFS reserves
183	Divisional analysis
185	Sector and geographical regional analyses
194	Provisions and AFS reserves methodology
194	REIL flow statement
195	REIL and PPLs summary
195	Past due analysis
195	Impairment provisions flow statement
198	Impairment charge analysis
199	AFS reserves
200	AFS gross unrealised losses

Business review Risk and balance sheet management continued

Balance sheet analysis
Credit risk assets analysed on the pages 122 to 126 are reported internally to senior management. However, they exclude certain exposures, primarily securities and reverse repurchase agreements, and take account of legal netting agreements, that provide a right of legal set-off but do not meet the criteria for offset in IFRS. The table below is therefore provided to supplement the credit risk assets analysis and other analysis to reconcile to the balance sheet grossed up for disposal groups.

Financial assets
Exposure summary
The table below analyses the Group’s financial asset exposures, both gross and net of offset arrangements.

2012	Gross exposure	IFRS offset (1)	Carrying value	Non-IFRS offset (2)	Exposure post offset
	£m	£m	£m	£m	£m
Cash and balances at central banks	79,308	—	79,308	—	79,308
Reverse repos	143,207	(38,377)	104,830	(17,439)	87,391
Lending (3)	464,691	(1,460)	463,231	(34,941)	428,290
Debt securities	164,624	—	164,624	—	164,624
Equity shares	15,237	—	15,237	—	15,237
Derivatives (4)	815,394	(373,476)	441,918	(408,004)	33,914
Settlement balances	8,197	(2,456)	5,741	(1,760)	3,981
Other financial assets	924	—	924	—	924
Total	1,691,582	(415,769)	1,275,813	(462,144)	813,669
Short positions	(27,591)	—	(27,591)	—	(27,591)
Net of short positions	1,663,991	(415,769)	1,248,222	(462,144)	786,078

2011
Cash and balances at central banks	79,396	—	79,396	—	79,396
Reverse repos	138,539	(37,605)	100,934	(15,246)	85,688
Lending (3)	517,474	—	517,474	(41,129)	476,345
Debt securities	209,080	—	209,080	—	209,080
Equity shares	15,188	—	15,188	—	15,188
Derivatives (4)	1,074,548	(544,491)	530,057	(478,848)	51,209
Settlement balances	9,144	(1,359)	7,785	(2,221)	5,564
Other financial assets	1,309	—	1,309	—	1,309
Total	2,044,678	(583,455)	1,461,223	(537,444)	923,779
Short positions	(41,039)	—	(41,039)	—	(41,039)
Net of short positions	2,003,639	(583,455)	1,420,184	(537,444)	882,740

2010
Cash and balances at central banks	57,198	—	57,198	—	57,198
Reverse repos	135,105	(39,986)	95,119	(10,712)	84,407
Lending (3)	566,323	—	566,323	(44,801)	521,522
Debt securities	217,480	—	217,480	—	217,480
Equity shares	22,218	—	22,218	—	22,218
Derivatives (4)	882,803	(450,578)	432,225	(361,493)	70,732
Settlement balances	14,182	(2,022)	12,160	(1,539)	10,621
Other financial assets	1,306	—	1,306	—	1,306
Total	1,896,615	(492,586)	1,404,029	(418,545)	985,484
Short positions	(43,118)	—	(43,118)	—	(43,118)
Net of short positions	1,853,497	(492,586)	1,360,911	(418,545)	942,366

Notes:
(1)
Relates to offset arrangements that comply with IFRS criteria and to transactions cleared through and novated to central clearing houses, primarily London Clearing House and US Government Securities Clearing Corporation.

(2)
This reflects the amount by which the Group’s credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Group a legal right to set off the financial asset against a financial liability due to the same counterparty. In addition, the Group holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities relating to reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions..

(3)
Lending non-IFRS offset includes cash collateral posted against derivative liabilities of £24.6 billion, (2011 - £31.4 billion; 2010 - £31.0 billion) and cash management pooling of £10.3 billion, (2011 - £9.7 billion; 2010 - £13.8 billion).

(4)	Derivative non-IFRS offset includes cash collateral received against derivative assets of £34.1 billion (2011 - £37.2 billion; 2010 - £31.1 billion). Refer to page 179.

Business review Risk and balance sheet management continued

Balance sheet analysis: Financial assets continued
Sector and geographic concentration
The following tables provide an analysis of credit concentration of financial assets by sector and geography. Geographical regions are based on the location of the lending or issuer.

		Reverse	Lending			Securities				Balance	Non-IFRS	Exposure
		repos	Core	Non-Core	Total	Debt	Equity	Derivatives	Other	sheet value	offset (1)	post offset
	2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
	Government (2)	441	8,485	1,368	9,853	97,339	—	5,791	591	114,015	(5,151)	108,864
Financial institutions	- banks (3)	34,783	30,917	477	31,394	11,555	1,643	335,521	79,308	494,204	(341,103)	153,101
	- other (4)	69,256	39,658	2,540	42,198	50,104	2,672	80,817	5,591	250,638	(97,589)	153,049
Personal	- mortgages	—	146,770	2,855	149,625	—	—	—	—	149,625	—	149,625
	- unsecured	—	31,247	965	32,212	—	—	—	4	32,216	—	32,216
	Property	—	43,602	28,617	72,219	774	318	4,118	—	77,429	(1,333)	76,096
	Construction	—	6,020	2,029	8,049	17	264	820	—	9,150	(1,687)	7,463
	Manufacturing	326	22,234	1,553	23,787	836	1,639	1,759	144	28,491	(3,775)	24,716
	Finance leases (5)	—	9,201	4,408	13,609	82	1	13	—	13,705	—	13,705
	Retail, wholesale and repairs	—	20,842	1,094	21,936	461	1,807	914	41	25,159	(1,785)	23,374
	Transport and storage	—	14,590	3,751	18,341	659	382	3,397	2	22,781	(3,240)	19,541
	Health, education and leisure	—	15,770	935	16,705	314	554	904	59	18,536	(964)	17,572
	Hotels and restaurants	—	6,891	986	7,877	144	51	493	11	8,576	(348)	8,228
	Utilities	—	5,131	1,500	6,631	1,311	638	3,170	50	11,800	(2,766)	9,034
	Other	24	26,315	3,742	30,057	1,886	5,380	4,201	172	41,720	(2,403)	39,317
	Total gross of provisions	104,830	427,673	56,820	484,493	165,482	15,349	441,918	85,973	1,298,045	(462,144)	835,901
	Provisions	—	(10,062)	(11,200)	(21,262)	(858)	(112)	—	—	(22,232)	n/a	(22,232)
	Total	104,830	417,611	45,620	463,231	164,624	15,237	441,918	85,973	1,275,813	(462,144)	813,669

	2011
	Government (2)	2,247	8,359	1,383	9,742	125,543	—	5,541	641	143,714	(1,098)	142,616
Financial institutions	- banks (3)	39,345	43,374	706	44,080	16,940	2,218	400,261	79,396	582,240	(407,457)	174,783
	- other (4)	58,478	48,598	3,272	51,870	60,628	2,501	98,255	7,451	279,183	(119,717)	159,466
Personal	- mortgages	—	144,171	5,102	149,273	—	—	—	—	149,273	—	149,273
	- unsecured	—	32,868	1,556	34,424	—	—	—	52	34,476	(7)	34,469
	Property	—	42,994	38,064	81,058	573	175	4,599	1	86,406	(1,274)	85,132
	Construction	—	7,197	2,672	9,869	50	53	946	—	10,918	(1,139)	9,779
	Manufacturing	254	23,708	4,931	28,639	664	1,938	3,786	306	35,587	(2,214)	33,373
	Finance leases (5)	—	8,440	6,059	14,499	145	2	75	—	14,721	(16)	14,705
	Retail, wholesale and repairs	—	22,039	2,339	24,378	645	2,652	1,134	18	28,827	(1,671)	27,156
	Transport and storage	436	16,581	5,477	22,058	539	74	3,759	—	26,866	(241)	26,625
	Health, education and leisure	—	16,073	1,419	17,492	310	21	885	—	18,708	(973)	17,735
	Hotels and restaurants	—	7,709	1,161	8,870	116	5	671	—	9,662	(184)	9,478
	Utilities	—	6,557	1,849	8,406	1,530	554	3,708	30	14,228	(450)	13,778
	Other	174	28,769	4,721	33,490	3,785	5,136	6,437	595	49,617	(1,003)	48,614
	Total gross of provisions	100,934	457,437	80,711	538,148	211,468	15,329	530,057	88,490	1,484,426	(537,444)	946,982
	Provisions	—	(9,187)	(11,487)	(20,674)	(2,388)	(141)	—	—	(23,203)	n/a	(23,203)
	Total	100,934	448,250	69,224	517,474	209,080	15,188	530,057	88,490	1,461,223	(537,444)	923,779

For the notes to these tables refer to page 163.

Business review Risk and balance sheet management continued

		Reverse	Lending			Securities				Balance	Non-IFRS	Exposure
		repos	Core	Non-Core	Total	Debt	Equity	Derivatives	Other	sheet value	offset (1)	post offset
	2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
	Government (2)	645	6,781	1,671	8,452	130,123	—	7,560	291	147,071	(3,916)	143,155
Financial institutions	- banks (3)	42,571	57,033	1,654	58,687	22,474	3,259	315,297	57,198	499,486	(312,327)	187,159
	- other (4)	51,297	47,161	7,791	54,952	54,726	4,366	84,042	12,740	262,123	(91,059)	171,064
Personal	- mortgages	—	140,359	6,142	146,501	—	—	—	—	146,501	(19)	146,482
	- unsecured	—	33,581	3,891	37,472	—	—	—	48	37,520	(11)	37,509
	Property	—	42,455	47,948	90,403	2,700	237	3,830	28	97,198	(1,046)	96,152
	Construction	—	8,680	3,425	12,105	56	31	780	—	12,972	(1,406)	11,566
	Manufacturing	389	25,797	7,688	33,485	784	113	3,229	—	38,000	(2,156)	35,844
	Finance leases (5)	—	8,321	8,529	16,850	13	2	14	—	16,879	(134)	16,745
	Retail, wholesale and repairs	—	21,974	3,191	25,165	520	41	1,124	—	26,850	(2,468)	24,382
	Transport and storage	—	15,946	8,195	24,141	879	54	2,703	—	27,777	(224)	27,553
	Health, education and leisure	—	17,456	1,975	19,431	1,495	42	1,198	—	22,166	(1,047)	21,119
	Hotels and restaurants	—	8,189	1,492	9,681	276	123	525	—	10,605	(253)	10,352
	Utilities	—	7,098	2,948	10,046	1,714	229	2,491	2	14,482	(985)	13,497
	Other	217	29,053	8,115	37,168	3,021	13,897	9,432	386	64,121	(1,494)	62,627
	Total gross of provisions	95,119	469,884	114,655	584,539	218,781	22,394	432,225	70,693	1,423,751	(418,545)	1,005,206
	Provisions	—	(7,866)	(10,352)	(18,218)	(1,301)	(176)	—	(29)	(19,724)	n/a	(19,724)
	Total including disposal groups before RFS MI	95,119	462,018	104,303	566,321	217,480	22,218	432,225	70,664	1,404,027	(418,545)	985,482
	RFS minority interests	—	—	2	2	—	—	—	—	2	—	2
	Total	95,119	462,018	104,305	566,323	217,480	22,218	432,225	70,664	1,404,029	(418,545)	985,484

For the notes to this table refer to page 163.

Key points
•
Financial asset exposures after offset including disposal groups decreased by £110 billion or 12% to £814 billion, reflecting the Group’s focus on reducing its funded balance sheet, primarily in Non-Core, Markets and International Banking.

•
Reductions were across all major balance sheet categories: lending (£54 billion), debt securities (£44 billion) and derivatives (£88 billion). Conditions in the financial markets and the Group’s focus on risk appetite and sector concentration had a direct impact on the composition of its portfolio during the year.

•
Exposures to central and local governments decreased by £34 billion principally in debt securities. This was driven by Markets de-risking its balance sheet, management of the Group Treasury liquidity portfolio as well as overall risk reduction in respect of eurozone exposures. The Group’s portfolio comprises exposures to central governments and sub-sovereigns such as local authorities, primarily in the Group’s key markets in the UK, Western Europe and the US.

•	Exposure to financial institutions was £28 billion lower, across securities, loans and derivatives, driven by economy-wide subdued activity.

•
The banking sector is one of the largest in the Group’s portfolio. The sector is well diversified geographically and by exposure with derivative exposures being largely collateralised. The sector is tightly controlled through the combination of the single name concentration framework, a suite of credit policies specifically tailored to the sector and country limits. Exposures to the banking sector decreased by £22 billion during the period, primarily due to reduced interbank lending and derivative activity, and a reduction in limits to banks in countries under stress, such as the peripheral eurozone countries.

•
Exposure to other financial institutions comprising traded and non traded products is spread across a wide range of financial companies including insurance, securitisation vehicles, financial intermediaries including broker dealers and central counterparties (CCPs), financial guarantors - monolines and credit derivative product companies (CDPCs) - and funds comprising unleveraged, hedge and leveraged funds. The size of the Core portfolio has decreased marginally since 2011. Entities in this sector remain vulnerable to market shocks or contagion from the banking sector. Credit risk in these sectors is managed through the single name concentration, sector concentration and asset and product class frameworks, with specific sector and product caps in place where there is a perception of heightened credit risk, such as committed lending to banks, leveraged funds and insurance holding companies. The Group continues to develop its risk appetite framework for CCPs to reflect increased activity with these entities driven by regulatory requirements. The Group is also managing down its exposures to monolines and CDPCs with the aim of exiting these portfolios.

Business review Risk and balance sheet management continued

Balance sheet analysis: Financial assets: Sector and geographic concentration continued

Key points continued
•
The Group’s exposure to property and construction sector decreased by £11 billion, principally in commercial real estate lending. The majority of the Group’s Core property exposure is within UK Corporate (73%). In relation to property exposure, the UK Corporate and Ulster Bank divisions saw further deterioration in asset quality during the year.

•	Retail, wholesale and repairs sector decreased by £4 billion, reflecting de-leveraging of customers in the retail sector.

•	Manufacturing exposure reduced by £9 billion primarily reflecting Non-Core reductions.

•
Transport and storage includes the Group’s shipping exposures of £11 billion which comprises asset-backed exposures to ocean-going vessels. Conditions remained poor across the major shipping market segments in 2012, with low charter rates and vessel values. A key protection for the Group is the minimum security covenant. This covenant is tested each quarter on an individual vessel basis to ensure prompt remedial action is taken if values fall significantly below agreed loan coverage ratios. There was an increase in the number of clients suffering liquidity issues or failing to meet their minimum security covenant and a commensurate rise in referrals to the Watchlist and the GRG. At 31 December 2012, 20% of the Group’s exposure to this sector was in Watchlist Red. The Group’s exposure to the shipping sector (including shipping related infrastructure) declined by 3.5% in 2012 as a result of amortisation and foreign exchange movements. At 31 December 2012, £0.7 billion of loans were included in risk elements in lending with an associated provision of £0.2 billion and impairment charge of £0.1 billion for 2012.

Within lending:
UK Retail increased its lending to homeowners by £4.1 billion, including first-time buyers, reflecting the impact of the UK Government’s Funding for Lending Scheme (FLS); unsecured lending balances fell.

UK Corporate lending decreased by £3.8 billion, reflecting a combination of customer deleveraging with low business confidence and portfolio de-risking, particularly in commercial real estate, which fell by £3.5 billion.

Non-Core continued to make significant progress on its balance sheet strategy by reducing lending by £24 billion across all sectors, principally property and construction, where commercial real estate lending decreased by £9.4 billion, reflecting repayments and asset sales.

For further discussion on debt securities and derivatives, refer to pages 168 to 175 respectively.

Business review Risk and balance sheet management continued

The tables on pages 158 to 163 analyse financial assets by geographical region (based on location of transaction office) and sector.

	2012	Reverse	Lending			Securities				Balance	Non-IFRS	Exposure
		repos	Core	Non-Core	Total	Debt	Equity	Derivatives	Other	sheet value	offset (1)	post offset
		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
	UK
	Government (2)	441	8,079	8	8,087	62,722	—	5,582	47	76,879	(5,028)	71,851
Financial institutions	- banks (3)	24,856	22,551	100	22,651	6,110	1,175	193,892	40,851	289,535	(202,189)	87,346
	- other (4)	42,203	32,024	1,931	33,955	16,834	2,069	62,810	2,946	160,817	(78,976)	81,841
Personal	- mortgages	—	109,511	19	109,530	—	—	—	—	109,530	—	109,530
	- unsecured	—	20,443	55	20,498	—	—	—	4	20,502	—	20,502
	Property	—	35,532	18,198	53,730	547	282	3,954	—	58,513	(1,328)	57,185
	Construction	—	5,101	1,406	6,507	14	248	789	—	7,558	(1,666)	5,892
	Manufacturing	326	9,416	642	10,058	579	1,553	1,286	111	13,913	(3,542)	10,371
	Finance leases (5)	—	6,349	4,183	10,532	81	1	—	—	10,614	—	10,614
	Retail, wholesale and repairs	—	11,103	428	11,531	397	1,634	701	41	14,304	(1,590)	12,714
	Transport and storage	—	7,958	2,619	10,577	527	361	2,049	2	13,516	(2,279)	11,237
	Health, education and leisure	—	11,530	371	11,901	144	548	818	59	13,470	(888)	12,582
	Hotels and restaurants	—	5,505	484	5,989	121	51	493	11	6,665	(344)	6,321
	Utilities	—	2,780	776	3,556	1,178	492	2,654	30	7,910	(2,515)	5,395
	Other	19	13,969	1,874	15,843	1,085	4,757	2,647	140	24,491	(1,885)	22,606
	Total gross of provisions	67,845	301,851	33,094	334,945	90,339	13,171	277,675	44,242	828,217	(302,230)	525,987
	Provisions	—	(5,637)	(4,124)	(9,761)	(420)	(112)	—	—	(10,293)	n/a	(10,293)
	Total	67,845	296,214	28,970	325,184	89,919	13,059	277,675	44,242	817,924	(302,230)	515,694

	US
	Government (2)	—	151	—	151	22,084	—	23	500	22,758	(17)	22,741
Financial institutions	- banks (3)	5,024	1,295	47	1,342	468	349	116,935	14,066	138,184	(115,459)	22,725
	- other (4)	22,807	4,023	234	4,257	25,483	210	13,397	2,086	68,240	(14,720)	53,520
Personal	- mortgages	—	19,483	2,446	21,929	—	—	—	—	21,929	—	21,929
	- unsecured	—	8,209	539	8,748	—	—	—	—	8,748	—	8,748
	Property	—	2,847	496	3,343	8	26	34	—	3,411	—	3,411
	Construction	—	384	4	388	3	2	9	—	402	—	402
	Manufacturing	—	6,004	17	6,021	156	15	265	—	6,457	(215)	6,242
	Finance leases (5)	—	2,471	—	2,471	—	—	—	—	2,471	—	2,471
	Retail, wholesale and repairs	—	4,852	53	4,905	58	1	66	—	5,030	(52)	4,978
	Transport and storage	—	1,522	406	1,928	37	—	855	—	2,820	(800)	2,020
	Health, education and leisure	—	2,822	26	2,848	170	—	73	—	3,091	(70)	3,021
	Hotels and restaurants	—	474	16	490	23	—	—	—	513	—	513
	Utilities	—	929	37	966	100	15	273	—	1,354	(251)	1,103
	Other	4	5,019	298	5,317	674	324	1,094	—	7,413	(277)	7,136
	Total gross of provisions	27,835	60,485	4,619	65,104	49,264	942	133,024	16,652	292,821	(131,861)	160,960
	Provisions	—	(581)	(335)	(916)	—	—	—	—	(916)	n/a	(916)
	Total	27,835	59,904	4,284	64,188	49,264	942	133,024	16,652	291,905	(131,861)	160,044

For the notes to these tables refer to page 163.

Business review Risk and balance sheet management continued

Balance sheet analysis: Financial assets: Sector and geographic concentration continued

	2012	Reverse	Lending			Securities				Balance	Non-IFRS	Exposure
		repos	Core	Non-Core	Total	Debt	Equity	Derivatives	Other	sheet value	offset (1)	post offset
		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
	Europe
	Government (2)	—	224	667	891	5,684	—	54	2	6,631	(15)	6,616
Financial institutions	- banks (3)	375	2,961	190	3,151	4,016	8	55	23,181	30,786	(2)	30,784
	- other (4)	20	1,390	300	1,690	7,222	309	95	134	9,470	—	9,470
Personal	- mortgages	—	17,446	390	17,836	—	—	—	—	17,836	—	17,836
	- unsecured	—	1,540	365	1,905	—	—	—	—	1,905	—	1,905
	Property	—	4,896	9,738	14,634	—	2	77	—	14,713	(5)	14,708
	Construction	—	513	619	1,132	—	6	—	—	1,138	(21)	1,117
	Manufacturing	—	4,771	660	5,431	94	26	25	1	5,577	(9)	5,568
	Finance leases (5)	—	292	172	464	—	—	—	—	464	—	464
	Retail, wholesale and repairs	—	3,142	607	3,749	—	109	10	—	3,868	(22)	3,846
	Transport and storage	—	4,851	599	5,450	1	10	12	—	5,473	(5)	5,468
	Health, education and leisure	—	1,170	399	1,569	—	2	—	—	1,571	(6)	1,565
	Hotels and restaurants	—	893	486	1,379	—	—	—	—	1,379	(4)	1,375
	Utilities	—	993	499	1,492	6	112	65	20	1,695	—	1,695
	Other	—	4,492	817	5,309	39	201	44	32	5,625	(53)	5,572
	Total gross of provisions	395	49,574	16,508	66,082	17,062	785	437	23,370	108,131	(142)	107,989
	Provisions	—	(3,697)	(6,570)	(10,267)	(438)	—	—	—	(10,705)	n/a	(10,705)
	Total	395	45,877	9,938	55,815	16,624	785	437	23,370	97,426	(142)	97,284

	RoW
	Government (2)	—	31	693	724	6,849	—	132	42	7,747	(91)	7,656
Financial institutions	- banks (3)	4,528	4,110	140	4,250	961	111	24,639	1,210	35,699	(23,453)	12,246
	- other (4)	4,226	2,221	75	2,296	565	84	4,515	425	12,111	(3,893)	8,218
Personal	- mortgages	—	330	—	330	—	—	—	—	330	—	330
	- unsecured	—	1,055	6	1,061	—	—	—	—	1,061	—	1,061
	Property	—	327	185	512	219	8	53	—	792	—	792
	Construction	—	22	—	22	—	8	22	—	52	—	52
	Manufacturing	—	2,043	234	2,277	7	45	183	32	2,544	(9)	2,535
	Finance leases (5)	—	89	53	142	1	—	13	—	156	—	156
	Retail, wholesale and repairs	—	1,745	6	1,751	6	63	137	—	1,957	(121)	1,836
	Transport and storage	—	259	127	386	94	11	481	—	972	(156)	816
	Health, education and leisure	—	248	139	387	—	4	13	—	404	—	404
	Hotels and restaurants	—	19	—	19	—	—	—	—	19	—	19
	Utilities	—	429	188	617	27	19	178	—	841	—	841
	Other	1	2,835	753	3,588	88	98	416	—	4,191	(188)	4,003
	Total gross of provisions	8,755	15,763	2,599	18,362	8,817	451	30,782	1,709	68,876	(27,911)	40,965
	Provisions	—	(147)	(171)	(318)	—	—	—	—	(318)	n/a	(318)
	Total	8,755	15,616	2,428	18,044	8,817	451	30,782	1,709	68,558	(27,911)	40,647

For the notes to these tables refer to page 163.

Business review Risk and balance sheet management continued

		Reverse	Lending			Securities				Balance	Non-IFRS	Exposure
		repos	Core	Non-Core	Total	Debt	Equity	Derivatives	Other	sheet value	offset (1)	post offset
	2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
	UK
	Government (2)	2,130	8,012	25	8,037	77,831	—	5,282	548	93,828	(1,098)	92,730
Financial institutions	- banks (3)	25,204	29,575	218	29,793	1,950	1,562	258,321	40,396	357,226	(271,500)	85,726
	- other (4)	39,154	33,020	2,361	35,381	25,954	1,676	43,327	3,259	148,751	(59,160)	89,591
Personal	- mortgages	—	104,965	1,423	106,388	—	—	—	—	106,388	—	106,388
	- unsecured	—	21,881	127	22,008	—	—	—	24	22,032	(7)	22,025
	Property	—	35,431	24,610	60,041	278	137	4,332	—	64,788	(1,265)	63,523
	Construction	—	5,707	1,882	7,589	20	26	895	—	8,530	(1,115)	7,415
	Manufacturing	254	10,148	835	10,983	499	1,908	2,259	—	15,903	(2,205)	13,698
	Finance leases (5)	—	5,618	5,598	11,216	1	2	73	—	11,292	(16)	11,276
	Retail, wholesale and repairs	—	11,796	1,441	13,237	574	2,616	952	18	17,397	(1,647)	15,750
	Transport and storage	436	8,716	3,439	12,155	145	67	2,217	—	15,020	(200)	14,820
	Health, education and leisure	—	11,534	757	12,291	72	8	756	—	13,127	(965)	12,162
	Hotels and restaurants	—	6,165	569	6,734	23	—	664	—	7,421	(178)	7,243
	Utilities	—	2,476	922	3,398	1,150	513	3,207	30	8,298	(450)	7,848
	Other	126	17,393	1,723	19,116	2,395	4,704	4,105	593	31,039	(947)	30,092
	Total gross of provisions	67,304	312,437	45,930	358,367	110,892	13,219	326,390	44,868	921,040	(340,753)	580,287
	Provisions	—	(5,349)	(4,754)	(10,103)	(1,170)	(141)	—	—	(11,414)	n/a	(11,414)
	Total	67,304	307,088	41,176	348,264	109,722	13,078	326,390	44,868	909,626	(340,753)	568,873

	US
	Government (2)	—	177	14	191	22,936	—	9	1	23,137	—	23,137
Financial institutions	- banks (3)	7,289	671	40	711	1,245	443	111,240	29,426	150,354	(108,060)	42,294
	- other (4)	17,368	8,993	341	9,334	29,885	560	54,639	3,510	115,296	(60,556)	54,740
Personal	- mortgages	—	20,311	2,926	23,237	—	—	—	—	23,237	—	23,237
	- unsecured	—	7,505	936	8,441	—	—	—	—	8,441	—	8,441
	Property	—	2,413	1,370	3,783	26	23	38	—	3,870	—	3,870
	Construction	—	412	45	457	21	3	11	—	492	—	492
	Manufacturing	—	6,782	42	6,824	101	12	452	—	7,389	—	7,389
	Finance leases (5)	—	2,471	—	2,471	17	—	—	—	2,488	—	2,488
	Retail, wholesale and repairs	—	4,975	98	5,073	52	—	63	—	5,188	—	5,188
	Transport and storage	—	1,832	937	2,769	26	1	1,084	—	3,880	—	3,880
	Health, education and leisure	—	2,946	88	3,034	74	4	93	—	3,205	—	3,205
	Hotels and restaurants	—	627	57	684	93	3	1	—	781	—	781
	Utilities	—	1,033	28	1,061	243	16	322	—	1,642	—	1,642
	Other	29	5,135	439	5,574	695	103	1,436	—	7,837	—	7,837
	Total gross of provisions	24,686	66,283	7,361	73,644	55,414	1,168	169,388	32,937	357,237	(168,616)	188,621
	Provisions	—	(787)	(516)	(1,303)	—	—	—	—	(1,303)	n/a	(1,303)
	Total	24,686	65,496	6,845	72,341	55,414	1,168	169,388	32,937	355,934	(168,616)	187,318

For the notes to these tables refer to page 163.

Business review Risk and balance sheet management continued

Balance sheet analysis: Financial assets: Sector and geographic concentration continued

		Reverse	Lending			Securities				Balance	Non-IFRS	Exposure
		repos	Core	Non-Core	Total	Debt	Equity	Derivatives	Other	sheet value	offset (1)	post offset
	2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
	Europe
	Government (2)	—	116	715	831	13,362	—	60	—	14,253	—	14,253
Financial institutions	- banks (3)	247	8,361	250	8,611	10,859	78	—	6,725	26,520	—	26,520
	- other (4)	—	2,534	474	3,008	4,521	165	289	90	8,073	(1)	8,072
Personal	- mortgages	—	18,393	553	18,946	—	—	—	—	18,946	—	18,946
	- unsecured	—	1,972	492	2,464	—	—	—	28	2,492	—	2,492
	Property	—	4,846	11,538	16,384	—	—	168	—	16,552	(9)	16,543
	Construction	—	1,019	735	1,754	—	22	18	—	1,794	(24)	1,770
	Manufacturing	—	4,383	3,732	8,115	57	5	23	—	8,200	(9)	8,191
	Finance leases (5)	—	260	435	695	—	—	—	—	695	—	695
	Retail, wholesale and repairs	—	3,992	772	4,764	16	2	23	—	4,805	(24)	4,781
	Transport and storage	—	5,667	862	6,529	143	—	15	—	6,687	(6)	6,681
	Health, education and leisure	—	1,235	349	1,584	164	5	2	—	1,755	(8)	1,747
	Hotels and restaurants	—	892	535	1,427	—	—	6	—	1,433	(6)	1,427
	Utilities	—	1,569	530	2,099	124	3	85	—	2,311	—	2,311
	Other	7	3,766	1,679	5,445	568	70	35	—	6,125	(56)	6,069
	Total gross of provisions	254	59,005	23,651	82,656	29,814	350	724	6,843	120,641	(143)	120,498
	Provisions	—	(3,003)	(5,895)	(8,898)	(1,218)	—	—	—	(10,116)	n/a	(10,116)
	Total	254	56,002	17,756	73,758	28,596	350	724	6,843	110,525	(143)	110,382

	RoW
	Government (2)	117	54	629	683	11,414	—	190	92	12,496	—	12,496
Financial institutions	- banks (3)	6,605	4,767	198	4,965	2,886	135	30,700	2,849	48,140	(27,897)	20,243
	- other (4)	1,956	4,051	96	4,147	268	100	—	592	7,063	—	7,063
Personal	- mortgages	—	502	200	702	—	—	—	—	702	—	702
	- unsecured	—	1,510	1	1,511	—	—	—	—	1,511	—	1,511
	Property	—	304	546	850	269	15	61	1	1,196	—	1,196
	Construction	—	59	10	69	9	2	22	—	102	—	102
	Manufacturing	—	2,395	322	2,717	7	13	1,052	306	4,095	—	4,095
	Finance leases (5)	—	91	26	117	127	—	2	—	246	—	246
	Retail, wholesale and repairs	—	1,276	28	1,304	3	34	96	—	1,437	—	1,437
	Transport and storage	—	366	239	605	225	6	443	—	1,279	(35)	1,244
	Health, education and leisure	—	358	225	583	—	4	34	—	621	—	621
	Hotels and restaurants	—	25	—	25	—	2	—	—	27	—	27
	Utilities	—	1,479	369	1,848	13	22	94	—	1,977	—	1,977
	Other	12	2,475	880	3,355	127	259	861	2	4,616	—	4,616
	Total gross of provisions	8,690	19,712	3,769	23,481	15,348	592	33,555	3,842	85,508	(27,932)	57,576
	Provisions	—	(48)	(322)	(370)	—	—	—	—	(370)	n/a	(370)
	Total	8,690	19,664	3,447	23,111	15,348	592	33,555	3,842	85,138	(27,932)	57,206

For the notes to these tables refer to page 163.

Business review Risk and balance sheet management continued

		Reverse	Lending			Securities				Balance	Non-IFRS	Exposure
		repos	Core	Non-Core	Total	Debt	Equity	Derivatives	Other	sheet value	offset (1)	post offset
	2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
	UK
	Government (2)	611	5,728	173	5,901	72,427	—	7,300	173	86,412	(3,916)	82,496
Financial institutions	- banks (3)	28,370	41,541	481	42,022	5,381	1,828	203,487	28,128	309,216	(210,136)	99,080
	- other (4)	33,186	28,246	6,023	34,269	27,737	3,617	45,852	5,390	150,051	(46,812)	103,239
Personal	- mortgages	—	99,928	1,665	101,593	—	—	—	—	101,593	(14)	101,579
	- unsecured	—	23,035	585	23,620	—	—	—	23	23,643	(11)	23,632
	Property	—	34,970	30,789	65,759	2,302	175	3,739	28	72,003	(1,041)	70,962
	Construction	—	7,041	2,383	9,424	39	—	741	—	10,204	(1,392)	8,812
	Manufacturing	389	12,300	2,353	14,653	354	—	2,159	—	17,555	(2,150)	15,405
	Finance leases (5)	—	5,589	7,785	13,374	13	2	14	—	13,403	(134)	13,269
	Retail, wholesale and repairs	—	12,554	1,853	14,407	343	11	874	—	15,635	(2,452)	13,183
	Transport and storage	—	8,105	5,015	13,120	241	3	1,573	—	14,937	(219)	14,718
	Health, education and leisure	—	13,502	1,149	14,651	160	22	877	—	15,710	(1,047)	14,663
	Hotels and restaurants	—	6,558	808	7,366	172	—	518	—	8,056	(249)	7,807
	Utilities	—	3,101	1,459	4,560	1,040	5	2,112	2	7,719	(985)	6,734
	Other	57	17,732	2,618	20,350	1,051	13,648	2,401	335	37,842	(1,448)	36,394
	Total gross of provisions	62,613	319,930	65,139	385,069	111,260	19,311	271,647	34,079	883,979	(272,006)	611,973
	Provisions	—	(4,937)	(3,741)	(8,678)	(1,301)	(176)	—	(29)	(10,184)	n/a	(10,184)
	Total	62,613	314,993	61,398	376,391	109,959	19,135	271,647	34,050	873,795	(272,006)	601,789

	US
	Government (2)	—	263	53	316	24,975	—	5	112	25,408	—	25,408
Financial institutions	- banks (3)	8,978	820	641	1,461	1,951	561	87,627	19,455	120,033	(80,128)	39,905
	- other (4)	16,023	9,522	656	10,178	21,958	525	34,090	5,505	88,279	(43,734)	44,545
Personal	- mortgages	—	20,548	3,653	24,201	—	—	—	—	24,201	—	24,201
	- unsecured	—	6,816	2,704	9,520	—	—	—	—	9,520	—	9,520
	Property	—	1,611	3,318	4,929	95	4	23	—	5,051	—	5,051
	Construction	—	442	78	520	5	—	16	—	541	—	541
	Manufacturing	—	5,459	209	5,668	412	22	583	—	6,685	—	6,685
	Finance leases (5)	—	2,315	—	2,315	—	—	—	—	2,315	—	2,315
	Retail, wholesale and repairs	—	4,264	237	4,501	132	—	68	—	4,701	—	4,701
	Transport and storage	—	1,786	1,408	3,194	99	2	929	—	4,224	—	4,224
	Health, education and leisure	—	2,380	313	2,693	1,308	3	292	—	4,296	—	4,296
	Hotels and restaurants	—	486	136	622	104	—	3	—	729	—	729
	Utilities	—	1,117	326	1,443	567	2	272	—	2,284	—	2,284
	Other	131	4,256	682	4,938	1,057	105	5,971	42	12,244	—	12,244
	Total gross of provisions	25,132	62,085	14,414	76,499	52,663	1,224	129,879	25,114	310,511	(123,862)	186,649
	Provisions	—	(824)	(819)	(1,643)	—	—	—	—	(1,643)	n/a	(1,643)
	Total	25,132	61,261	13,595	74,856	52,663	1,224	129,879	25,114	308,868	(123,862)	185,006

For the notes to these tables refer to page 163.

Business review Risk and balance sheet management continued

Balance sheet analysis: Financial assets: Sector and geographic concentration continued

		Reverse	Lending			Securities				Balance	Non-IFRS	Exposure
		repos	Core	Non-Core	Total	Debt	Equity	Derivatives	Other	sheet value	offset (1)	post offset
	2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
	Europe
	Government (2)	—	365	1,017	1,382	18,648	—	66	—	20,096	—	20,096
Financial institutions	- banks (3)	94	10,219	313	10,532	11,843	322	—	7,974	30,765	—	30,765
	- other (4)	—	2,642	1,019	3,661	4,886	64	746	53	9,410	(1)	9,409
Personal	- mortgages	—	19,473	621	20,094	—	—	—	—	20,094	(5)	20,089
	- unsecured	—	2,270	600	2,870	—	—	—	25	2,895	—	2,895
	Property	—	5,139	12,636	17,775	—	43	—	—	17,818	(5)	17,813
	Construction	—	1,014	873	1,887	—	27	1	—	1,915	(14)	1,901
	Manufacturing	—	5,853	4,440	10,293	18	87	39	—	10,437	(6)	10,431
	Finance leases (5)	—	370	744	1,114	—	—	—	—	1,114	—	1,114
	Retail, wholesale and repairs	—	4,126	999	5,125	32	2	33	—	5,192	(15)	5,177
	Transport and storage	—	5,625	1,369	6,994	141	22	2	—	7,159	(5)	7,154
	Health, education and leisure	—	1,442	496	1,938	27	9	—	—	1,974	—	1,974
	Hotels and restaurants	—	1,055	535	1,590	—	120	—	—	1,710	(4)	1,706
	Utilities	—	1,412	683	2,095	74	188	10	—	2,367	—	2,367
	Other	28	4,869	2,219	7,088	746	138	54	—	8,054	(45)	8,009
	Total gross of provisions	122	65,874	28,564	94,438	36,415	1,022	951	8,052	141,000	(100)	140,900
	Provisions	—	(1,984)	(5,243)	(7,227)	—	—	—	—	(7,227)	n/a	(7,227)
	Total including disposal groups before RFS MI	122	63,890	23,321	87,211	36,415	1,022	951	8,052	133,773	(100)	133,673
	RFS Minority Interest	—	—	2	2	—	—	—	—	2	—	2
	Total	122	63,890	23,323	87,213	36,415	1,022	951	8,052	133,775	(100)	133,675

	RoW
	Government (2)	34	425	428	853	14,073	—	189	6	15,155	—	15,155
Financial institutions	- banks (3)	5,129	4,453	219	4,672	3,299	548	24,183	1,641	39,472	(22,063)	17,409
	- other (4)	2,088	6,751	93	6,844	145	160	3,354	1,792	14,383	(512)	13,871
Personal	- mortgages	—	410	203	613	—	—	—	—	613	—	613
	- unsecured	—	1,460	2	1,462	—	—	—	—	1,462	—	1,462
	Property	—	735	1,205	1,940	303	15	68	—	2,326	—	2,326
	Construction	—	183	91	274	12	4	22	—	312	—	312
	Manufacturing	—	2,185	686	2,871	—	4	448	—	3,323	—	3,323
	Finance leases (5)	—	47	—	47	—	—	—	—	47	—	47
	Retail, wholesale and repairs	—	1,030	102	1,132	13	28	149	—	1,322	(1)	1,321
	Transport and storage	—	430	403	833	398	27	199	—	1,457	—	1,457
	Health, education and leisure	—	132	17	149	—	8	29	—	186	—	186
	Hotels and restaurants	—	90	13	103	—	3	4	—	110	—	110
	Utilities	—	1,468	480	1,948	33	34	97	—	2,112	—	2,112
	Other	1	2,196	2,596	4,792	167	6	1,006	9	5,981	(1)	5,980
	Total gross of provisions	7,252	21,995	6,538	28,533	18,443	837	29,748	3,448	88,261	(22,577)	65,684
	Provisions	—	(121)	(549)	(670)	—	—	—	—	(670)	n/a	(670)
	Total	7,252	21,874	5,989	27,863	18,443	837	29,748	3,448	87,591	(22,577)	65,014

Notes:
(1)
This reflects the amount by which the Group’s credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Group a legal right to set off the financial asset against a financial liability due to the same counterparty. In addition, the Group holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities relating to reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

(2)	Includes central and local government.
(3)	Includes £79.3 billion (2011 - £79.4 billion; 2010 - £57.2 billion) relating to cash and balances at central banks.
(4)	Loans made by the Group's consolidated conduits to asset owning companies are included within Financal institutions - other.
(5)	Includes instalment credit.

Business review Risk and balance sheet management continued

Asset quality
The asset quality analysis presented below is based on the Group’s internal asset quality ratings which have ranges for the probability of default, as set out below. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades across the Group map to both a Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios. Debt securities are analysed by external ratings and are therefore excluded from the following table and are set out on pages 168 to 171.
Asset quality band	Probability of default range
AQ1	0% - 0.034%
AQ2	0.034% - 0.048%
AQ3	0.048% - 0.095%
AQ4	0.095% - 0.381%
AQ5	0.381% - 1.076%
AQ6	1.076% - 2.153%
AQ7	2.153% - 6.089%
AQ8	6.089% - 17.222%
AQ9	17.222% - 100%
AQ10	100%

		Loans and advances
		Banks				Customers				Settlement
	Cash and balances at central banks	Reverse repos	Derivative cash collateral	Other	Total	Reverse repos	Derivative cash collateral	Other	Total	balances and other financial assets	Derivatives	Commitments	Contingent liabilities	Total
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Total
AQ1	78,039	17,806	3,713	10,913	32,432	42,963	15,022	39,734	97,719	2,671	100,652	63,785	8,113	383,411
AQ2	12	3,556	4,566	526	8,648	710	704	13,101	14,515	185	108,733	20,333	2,810	155,236
AQ3	1,156	5,703	2,241	2,757	10,701	2,886	3,917	25,252	32,055	539	152,810	23,727	7,431	228,419
AQ4	100	6,251	1,761	2,734	10,746	14,079	2,144	104,060	120,283	1,202	58,705	40,196	5,736	236,968
AQ5	—	1,183	469	787	2,439	8,163	679	92,147	100,989	659	13,244	28,165	2,598	148,094
AQ6	—	282	39	357	678	86	50	40,096	40,232	73	2,175	13,854	1,380	58,392
AQ7	—	2	—	236	238	1,133	12	36,223	37,368	191	3,205	19,219	1,275	61,496
AQ8	—	—	—	68	68	4	2	12,812	12,818	8	262	5,688	185	19,029
AQ9	1	—	—	93	93	23	7	17,431	17,461	137	1,360	1,363	95	20,510
AQ10	—	—	—	—	—	—	—	807	807	1	772	1,454	238	3,272
Past due	—	—	—	—	—	—	249	10,285	10,534	999	—	—	—	11,533
Impaired	—	—	—	134	134	—	—	38,365	38,365	—	—	—	—	38,499
Impairment provision	—	—	—	(114)	(114)	—	—	(21,148)	(21,148)	—	—	—	—	(21,262)
Group	79,308	34,783	12,789	18,491	66,063	70,047	22,786	409,165	501,998	6,665	441,918	217,784	29,861	1,343,597

Core
AQ1	78,003	17,806	3,713	10,519	32,038	42,963	15,022	32,268	90,253	2,671	99,882	62,440	7,822	373,109
AQ2	12	3,556	4,566	521	8,643	710	704	10,551	11,965	185	108,107	20,207	2,792	151,911
AQ3	1,046	5,703	2,241	2,738	10,682	2,886	3,917	21,688	28,491	539	152,462	23,392	7,419	224,031
AQ4	100	6,251	1,761	2,729	10,741	14,079	2,144	99,771	115,994	1,202	57,650	39,832	5,648	231,167
AQ5	—	1,183	469	785	2,437	8,163	679	87,429	96,271	659	12,082	27,501	2,508	141,458
AQ6	—	282	39	356	677	86	50	36,891	37,027	73	1,476	13,140	1,353	53,746
AQ7	—	2	—	186	188	1,133	12	32,032	33,177	191	2,536	17,824	949	54,865
AQ8	—	—	—	68	68	4	2	10,731	10,737	8	247	5,607	146	16,813
AQ9	1	—	—	93	93	—	7	14,979	14,986	137	979	1,088	93	17,377
AQ10	—	—	—	—	—	—	—	684	684	1	448	832	149	2,114
Past due	—	—	—	—	—	—	249	9,528	9,777	991	—	—	—	10,768
Impaired	—	—	—	133	133	—	—	17,418	17,418	—	—	—	—	17,551
Impairment provision	—	—	—	(113)	(113)	—	—	(9,949)	(9,949)	—	—	—	—	(10,062)
Group	79,162	34,783	12,789	18,015	65,587	70,024	22,786	364,021	456,831	6,657	435,869	211,863	28,879	1,284,848

Business review Risk and balance sheet management continued

Balance sheet analysis: Asset quality continued

		Loans and advances
		Banks				Customers
	Cash and balances at central banks	Reverse repos	Derivative cash collateral	Other	Total	Reverse repos	Derivative cash collateral	Other	Total	Settlement balances and other financial assets	Derivatives	Commitments	Contingent liabilities	Total
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Non-Core
AQ1	36	—	—	394	394	—	—	7,466	7,466	—	770	1,345	291	10,302
AQ2	—	—	—	5	5	—	—	2,550	2,550	—	626	126	18	3,325
AQ3	110	—	—	19	19	—	—	3,564	3,564	—	348	335	12	4,388
AQ4	—	—	—	5	5	—	—	4,289	4,289	—	1,055	364	88	5,801
AQ5	—	—	—	2	2	—	—	4,718	4,718	—	1,162	664	90	6,636
AQ6	—	—	—	1	1	—	—	3,205	3,205	—	699	714	27	4,646
AQ7	—	—	—	50	50	—	—	4,191	4,191	—	669	1,395	326	6,631
AQ8	—	—	—	—	—	—	—	2,081	2,081	—	15	81	39	2,216
AQ9	—	—	—	—	—	23	—	2,452	2,475	—	381	275	2	3,133
AQ10	—	—	—	—	—	—	—	123	123	—	324	622	89	1,158
Past due	—	—	—	—	—	—	—	757	757	8	—	—	—	765
Impaired	—	—	—	1	1	—	—	20,947	20,947	—	—	—	—	20,948
Impairment provision	—	—	—	(1)	(1)	—	—	(11,199)	(11,199)	—	—	—	—	(11,200)
Group	146	—	—	476	476	23	—	45,144	45,167	8	6,049	5,921	982	58,749

	Cash and balances at	Loans and advances		Settlement balances and other			Contingent
	central banks	Banks (1)	Customers	financial assets	Derivatives	Commitments	liabilities	Total
2011	£m	£m	£m	£m	£m	£m	£m	£m
Total
AQ1	78,692	74,279	114,424	5,152	482,053	75,356	14,076	844,032
AQ2	342	1,881	15,810	93	8,177	24,269	3,154	53,726
AQ3	223	1,981	34,017	546	10,827	23,471	4,427	75,492
AQ4	19	1,612	108,262	760	14,421	40,071	5,847	170,992
AQ5	90	1,261	118,056	124	6,516	34,593	4,301	164,941
AQ6	9	188	50,428	46	2,221	17,153	1,662	71,707
AQ7	8	432	33,218	13	2,393	19,163	1,037	56,264
AQ8	7	30	12,622	19	1,252	4,159	276	18,365
AQ9	5	83	16,429	324	1,150	2,286	943	21,220
AQ10	1	164	784	6	1,047	2,354	221	4,577
Past due	—	2	11,591	1,623	—	—	—	13,216
Impaired	—	137	39,921	414	—	—	—	40,472
Impairment provision	—	(123)	(20,551)	(26)	—	—	—	(20,700)
Group	79,396	81,927	535,011	9,094	530,057	242,875	35,944	1,514,304

Core
AQ1	78,634	73,689	95,691	5,034	478,177	69,220	13,249	813,694
AQ2	342	1,877	14,158	91	7,500	23,404	3,122	50,494
AQ3	56	1,967	30,546	546	10,360	22,319	4,354	70,148
AQ4	18	1,557	101,646	759	13,475	38,808	5,655	161,918
AQ5	90	1,256	110,911	124	5,087	33,226	4,092	154,786
AQ6	9	140	44,012	46	1,987	16,118	1,634	63,946
AQ7	8	432	28,953	13	796	17,514	949	48,665
AQ8	7	20	10,608	19	666	4,068	236	15,624
AQ9	5	83	11,938	276	592	1,769	898	15,561
AQ10	1	164	478	6	339	1,274	180	2,442
Past due	—	2	10,047	1,623	—	—	—	11,672
Impaired	—	136	16,457	413	—	—	—	17,006
Impairment provision	—	(122)	(9,065)	(25)	—	—	—	(9,212)
Group	79,170	81,201	466,380	8,925	518,979	227,720	34,369	1,416,744

For the note to these tables refer to page 167.

Business review Risk and balance sheet management continued

	Cash and balances at	Loans and advances		Settlement balances and other			Contingent
	central banks	Banks (1)	Customers	financial assets	Derivatives	Commitments	liabilities	Total
2011	£m	£m	£m	£m	£m	£m	£m	£m
Non-Core
AQ1	58	590	18,733	118	3,876	6,136	827	30,338
AQ2	—	4	1,652	2	677	865	32	3,232
AQ3	167	14	3,471	—	467	1,152	73	5,344
AQ4	1	55	6,616	1	946	1,263	192	9,074
AQ5	—	5	7,145	—	1,429	1,367	209	10,155
AQ6	—	48	6,416	—	234	1,035	28	7,761
AQ7	—	—	4,265	—	1,597	1,649	88	7,599
AQ8	—	10	2,014	—	586	91	40	2,741
AQ9	—	—	4,491	48	558	517	45	5,659
AQ10	—	—	306	—	708	1,080	41	2,135
Past due	—	—	1,544	—	—	—	—	1,544
Impaired	—	1	23,464	1	—	—	—	23,466
Impairment provision	—	(1)	(11,486)	(1)	—	—	—	(11,488)
Group	226	726	68,631	169	11,078	15,155	1,575	97,560

2010
Total
AQ1	56,655	92,494	128,817	7,757	411,375	78,728	9,745	785,571
AQ2	14	598	13,282	1,411	3,704	26,128	1,980	47,117
AQ3	48	2,197	26,232	156	3,317	25,731	4,337	62,018
AQ4	372	748	95,777	577	3,391	41,027	6,522	148,414
AQ5	99	2,322	115,982	259	5,399	38,612	5,169	167,842
AQ6	3	159	66,683	34	1,070	25,991	2,230	96,170
AQ7	2	178	46,072	150	1,464	18,752	2,456	69,074
AQ8	—	15	16,573	14	403	9,289	9,545	35,839
AQ9	—	115	14,263	85	521	3,889	932	19,805
AQ10	5	355	5,644	2	1,581	2,829	407	10,823
Past due	—	10	13,430	2,675	—	—	—	16,115
Impaired	—	145	35,609	375	—	—	—	36,129
Impairment provision	—	(127)	(18,091)	(29)	—	—	—	(18,247)
Group before RFS MI	57,198	99,209	560,273	13,466	432,225	270,976	43,323	1,476,670
RFS MI	—	2	—	—	—	—	32	34
Group	57,198	99,211	560,273	13,466	432,225	270,976	43,355	1,476,704

Core
AQ1	56,637	91,298	103,645	7,180	396,419	71,091	9,651	735,921
AQ2	14	550	10,534	1,274	2,243	24,923	1,728	41,266
AQ3	48	2,165	23,102	155	3,132	23,546	4,268	56,416
AQ4	10	539	85,779	577	3,017	36,909	5,070	131,901
AQ5	99	2,247	100,051	79	3,988	35,302	4,924	146,690
AQ6	3	138	53,498	34	805	24,050	2,140	80,668
AQ7	2	154	38,438	70	595	17,605	2,309	59,173
AQ8	—	15	13,290	14	257	8,617	9,434	31,627
AQ9	—	107	9,898	52	237	3,442	886	14,622
AQ10	5	300	2,777	2	368	1,500	250	5,202
Past due	—	3	10,744	2,629	—	—	—	13,376
Impaired	—	144	13,367	375	—	—	—	13,886
Impairment provision	—	(126)	(7,740)	(29)	—	—	—	(7,895)
Group	56,818	97,534	457,383	12,412	411,061	246,985	40,660	1,322,853

For the note to these tables refer to page 167.

Business review Risk and balance sheet management continued

Balance sheet analysis: Asset quality continued

	Cash and balances at	Loans and advances		Settlement balances and other			Contingent
	central banks	Banks (1)	Customers	financial assets	Derivatives	Commitments	liabilities	Total
2010	£m	£m	£m	£m	£m	£m	£m	£m
Non-Core
AQ1	18	1,196	25,172	577	14,956	7,637	94	49,650
AQ2	—	48	2,748	137	1,461	1,205	252	5,851
AQ3	—	32	3,130	1	185	2,185	69	5,602
AQ4	362	209	9,998	—	374	4,118	1,452	16,513
AQ5	—	75	15,931	180	1,411	3,310	245	21,152
AQ6	—	21	13,185	—	265	1,941	90	15,502
AQ7	—	24	7,634	80	869	1,147	147	9,901
AQ8	—	—	3,283	—	146	672	111	4,212
AQ9	—	8	4,365	33	284	447	46	5,183
AQ10	—	55	2,867	—	1,213	1,329	157	5,621
Past due	—	7	2,686	46	—	—	—	2,739
Impaired	—	1	22,242	—	—	—	—	22,243
Impairment provision	—	(1)	(10,351)	—	—	—	—	(10,352)
Group before RFS MI	380	1,675	102,890	1,054	21,164	23,991	2,663	153,817
RFS MI	—	2	—	—	—	—	32	34
Group	380	1,677	102,890	1,054	21,164	23,991	2,695	153,851

Note:
(1)	Excludes items in the course of collection from other banks (2011 - £1,470 million; 2010 - £1,958 million).

Key points
•
In 2012, the Group implemented updates to certain models, including those used for sovereign and financial institution counterparties, to incorporate more recent data and reflect new regulatory requirements applicable to wholesale internal ratings based modelling. This has resulted in ratings migration from AQ1, primarily to AQ2-AQ5. However, it is not practicable to quantify the impact of model updates on individual asset quality bands. The Group had modified various risk frameworks, including risk appetite framework and latent loss assessment in anticipation of these changes. Further updates, primarily of models used for the corporate counterparties, are planned for 2013. The AQ composition of the corporate portfolio has not changed materially during the year.

•
Loans and advances to banks: AQ1 balances decreased by £41.8 billion reflecting the balance sheet reduction, mainly in Markets and also the impact of model changes which resulted in certain counterparties moving to lower AQ bands, primarily to AQ2-AQ4, which increased by £6.8 billion, £8.7 billion and £9.1 billion respectively.

•
Loans and advances to customers: Lower internal ratings due to model changes resulted in balances shifting from AQ1 to lower bands. The decrease in AQ5 and AQ6 balances is in line with the overall balance sheet reduction.

•
Derivatives: Balance sheet reductions in Markets and model updates resulted in decrease in AQ1 balances. Increase in AQ2-AQ4 balances reflects the re-grading of counterparties previously included in AQ1.

•
Impaired and past due assets, net of impairment provisions, comprise 37% of Non-Core balances. Continued weakness in commercial real estate market overall and difficult conditions in Ireland are significant contributors to this.

Business review Risk and balance sheet management continued

Debt securities
IFRS measurement classification and issuer
The table below analyses debt securities by issuer and IFRS measurement classifications. US central and local government includes US federal agencies; financial institutions includes US government sponsored agencies and securitisation entities.

	Central and local government				Other financial			Of which
	UK	US	Other	Banks	institutions	Corporate	Total	ABS (1)
2012	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading (HFT)	7,692	17,349	27,195	2,243	21,876	2,015	78,370	18,619
Designated as at fair value	—	—	123	86	610	54	873	516
Available-for-sale	9,774	19,046	16,155	8,861	23,890	3,167	80,893	30,743
Loans and receivables	5	—	—	365	3,728	390	4,488	3,707
Long positions	17,471	36,395	43,473	11,555	50,104	5,626	164,624	53,585

Of which US agencies	—	5,380	—	—	21,566	—	26,946	24,828

Short positions (HFT)	(1,538)	(10,658)	(11,355)	(1,036)	(1,595)	(798)	(26,980)	(17)

Available-for-sale
Gross unrealised gains	1,007	1,092	1,187	110	660	120	4,176	764
Gross unrealised losses	—	(1)	(14)	(509)	(1,319)	(4)	(1,847)	(1,817)

2011
Held-for-trading	9,004	19,636	36,928	3,400	23,160	2,948	95,076	20,816
Designated as at fair value	1	—	127	53	457	9	647	558
Available-for-sale	13,436	20,848	25,552	13,175	31,752	2,535	107,298	40,735
Loans and receivables	10	—	1	312	5,259	477	6,059	5,200
Long positions	22,451	40,484	62,608	16,940	60,628	5,969	209,080	67,309

Of which US agencies	—	4,896	—	—	25,924	—	30,820	28,558

Short positions (HFT)	(3,098)	(10,661)	(19,136)	(2,556)	(2,854)	(754)	(39,059)	(352)

Available-for-sale
Gross unrealised gains	1,428	1,311	1,180	52	913	94	4,978	1,001
Gross unrealised losses	—	—	(171)	(838)	(2,386)	(13)	(3,408)	(3,158)

2010
Held-for-trading	5,097	15,648	42,828	5,486	23,711	6,099	98,869	21,988
Designated as at fair value	1	117	262	4	8	10	402	119
Available-for-sale	8,377	22,244	32,865	16,982	29,148	1,514	111,130	42,515
Loans and receivables	11	—	—	1	6,686	381	7,079	6,203
Long positions	13,486	38,009	75,955	22,473	59,553	8,004	217,480	70,825

Of which US agencies	—	6,811	—	—	21,686	—	28,497	25,375

Short positions (HFT)	(4,200)	(10,943)	(18,913)	(1,844)	(3,356)	(1,761)	(41,017)	(1,335)

Available-for-sale
Gross unrealised gains	349	525	700	143	827	51	2,595	1,057
Gross unrealised losses	(10)	(2)	(618)	(786)	(2,626)	(55)	(4,097)	(3,396)

Note:
(1)	Asset-backed securities.

Business review Risk and balance sheet management continued

Balance sheet analysis: Debt securities continued
Key points
Debt securities decreased by £44.5 billion or 21% during the year, principally due to a reduction of £26.4 billion in available-for-sale (AFS) across the Group and £16.7 billion of HFT positions within Markets reflecting a combination of de-risking strategies and active balance sheet management.

HFT
•	The £16.7 billion decrease comprised £13.3 billion of central and local government, £1.3 billion financial institutions, £1.2 billion of banks and £0.9 billion of corporate:

•
Decrease in UK and US government bonds of £1.3 billion and £2.3 billion respectively reflected maturities and disposals in line with Markets balance sheet management strategy and unwinding of positions.

•	Reduction in other government bonds principally French, Italian, Swiss and Japanese, was partially offset by moves to German and Belgian bonds.

AFS
•	Decreased by £26.4 billion, comprising £14.9 billion of central and local government, other financial institutions £7.9 billion, banks £4.3 billion offset by an increase in Corporate of £0.6 billion:

•	UK and US government bonds fell by £3.7 billion and £1.8 billion respectively, primarily due to disposals.

•	Group Treasury reduced its liquidity portfolio, reflecting smaller balance sheet resulting in lower government bonds primarily German and French (£6.0 billion)

•	Japanese government bonds fell by £2.2 billion as lower collateral was required following a change in clearing status from direct (self- clearing) to agency.

•
Reduction in ABS: US agency decrease reflected maturities and disposals in light of favourable market conditions in the US, Markets, and US Retail & Commercial; and Non-Core strategic reductions also contributed to the decrease in bonds issued by financial institutions.

•
Bank bonds decreased by £4.3 billion of which £1.7 billion related to Spanish covered bonds reflecting disposals by Group Treasury, and lower positions in Australian and German securities reflected the close out of positions and maturities, respectively.

Ratings
The table below analyses debt securities by issuer and external ratings. Ratings are based on the lower of Standard and Poor’s, Moody’s and Fitch.

	Central and local government				Other financial				Of which
2012	UK £m	US £m	Other £m	Banks £m	institutions £m	Corporate £m	Total £m	Total %	ABS (1) £m
Total
AAA	17,471	31	17,167	2,304	11,502	174	48,649	30	10,758
AA to AA+	—	36,357	7,424	1,144	26,403	750	72,078	44	28,775
A to AA-	—	6	11,707	2,930	3,338	1,976	19,957	12	2,897
BBB- to A-	—	—	6,245	4,430	4,217	1,643	16,535	10	7,394
Non-investment grade	—	—	928	439	3,103	614	5,084	3	2,674
Unrated	—	1	2	308	1,541	469	2,321	1	1,087
	17,471	36,395	43,473	11,555	50,104	5,626	164,624	100	53,585

Core
AAA	17,471	31	17,161	2,296	10,023	172	47,154	30	9,319
AA to AA+	—	36,283	7,419	1,137	24,879	748	70,466	45	27,255
A to AA-	—	6	11,707	2,920	2,019	1,968	18,620	12	1,603
BBB- to A-	—	—	6,245	4,430	3,701	1,602	15,978	10	6,812
Non-investment grade	—	—	682	439	2,361	496	3,978	2	2,176
Unrated	—	1	2	294	1,297	338	1,932	1	859
	17,471	36,321	43,216	11,516	44,280	5,324	158,128	100	48,024

Non-Core
AAA	—	—	6	8	1,479	2	1,495	23	1,439
AA to AA+	—	74	5	7	1,524	2	1,612	25	1,520
A to AA-	—	—	—	10	1,319	8	1,337	21	1,294
BBB- to A-	—	—	—	—	516	41	557	8	582
Non-investment grade	—	—	246	—	742	118	1,106	17	498
Unrated	—	—	—	14	244	131	389	6	228
	—	74	257	39	5,824	302	6,496	100	5,561

For the note to these tables refer to page 171.

Business review Risk and balance sheet management continued

	Central and local government				Other financial				Of which
2011	UK £m	US £m	Other £m	Banks £m	institutions £m	Corporate £m	Total £m	Total %	ABS (1) £m
Total
AAA	22,451	45	32,522	5,155	15,908	452	76,533	37	17,156
AA to AA+	—	40,435	2,000	2,497	30,403	639	75,974	36	33,615
A to AA-	—	1	24,966	6,387	4,979	1,746	38,079	18	6,331
BBB- to A-	—	—	2,194	2,287	2,916	1,446	8,843	4	4,480
Non-investment grade	—	—	924	575	5,042	1,275	7,816	4	4,492
Unrated	—	3	2	39	1,380	411	1,835	1	1,235
	22,451	40,484	62,608	16,940	60,628	5,969	209,080	100	67,309

Core
AAA	22,112	45	32,489	4,601	13,245	448	72,940	37	14,534
AA to AA+	—	40,435	1,995	2,434	28,125	565	73,554	38	31,323
A to AA-	—	1	24,964	6,302	3,348	1,614	36,229	18	4,731
BBB- to A-	—	—	2,194	2,272	1,727	1,232	7,425	4	3,188
Non-investment grade	—	—	723	559	2,542	1,048	4,872	2	2,552
Unrated	—	3	1	25	821	260	1,110	1	785
	22,112	40,484	62,366	16,193	49,808	5,167	196,130	100	57,113

Non-Core
AAA	339	—	33	554	2,663	4	3,593	28	2,622
AA to AA+	—	—	5	63	2,278	74	2,420	19	2,292
A to AA-	—	—	2	85	1,631	132	1,850	14	1,600
BBB- to A-	—	—	—	15	1,189	214	1,418	11	1,292
Non-investment grade	—	—	201	16	2,500	227	2,944	23	1,940
Unrated	—	—	1	14	559	151	725	5	450
	339	—	242	747	10,820	802	12,950	100	10,196

For the note to these tables refer to page 171.

Business review Risk and balance sheet management continued

Balance sheet analysis: Debt securities continued

	Central and local government				Other financial				Of which
2010	UK £m	US £m	Other £m	Banks £m	institutions £m	Corporate £m	Total £m	Total (2) %	ABS (1) £m
Total
AAA	13,486	38,009	44,123	10,704	39,388	878	146,588	67	51,235
AA to AA+	—	—	18,025	3,511	6,023	616	28,175	13	6,335
A to AA-	—	—	9,138	4,926	2,656	1,155	17,875	8	3,244
BBB- to A-	—	—	2,845	1,324	3,412	2,005	9,586	5	3,385
Non-investment grade	—	—	1,770	1,528	5,522	2,425	11,245	5	4,923
Unrated	—	—	54	480	2,552	925	4,011	2	1,703
	13,486	38,009	75,955	22,473	59,553	8,004	217,480	100	70,825

Core
AAA	13,110	37,698	44,101	10,532	35,595	839	141,875	70	47,441
AA to AA+	—	—	18,025	3,485	3,242	612	25,364	13	3,656
A to AA-	—	—	9,138	4,420	1,605	1,089	16,252	8	1,879
BBB- to A-	—	—	2,845	1,050	1,412	1,903	7,210	4	1,108
Non-investment grade	—	—	1,464	1,444	3,658	2,014	8,580	4	3,052
Unrated	—	—	53	420	1,375	768	2,616	1	978
	13,110	37,698	75,626	21,351	46,887	7,225	201,897	100	58,114

Non-Core
AAA	376	311	22	172	3,793	39	4,713	30	3,794
AA to AA+	—	—	—	26	2,781	4	2,811	18	2,679
A to AA-	—	—	—	506	1,051	66	1,623	11	1,365
BBB- to A-	—	—	—	274	2,000	102	2,376	15	2,277
Non-investment grade	—	—	306	84	1,864	411	2,665	17	1,871
Unrated	—	—	1	60	1,177	157	1,395	9	725
	376	311	329	1,122	12,666	779	15,583	100	12,711

Notes:
(1)	Asset-backed securities.
(2)	Percentage calculated on Group before RFS MI.

Key points
•
AAA rated debt securities decreased as France and Austria were downgraded to AA+ in the first half of 2012 and also reflected the Group’s reduced holdings of UK government bonds. Additionally, certain Spanish covered bonds were downgraded in the first half of 2012.

•	The decrease in A to AA- debt securities related to downgrades of Italy and Spain to BBB+ and BBB- respectively, in the first half of 2012, along with a downgrade of selected banks.

•	Non-investment grade and unrated debt securities decreased by £2.2 billion and accounted for 4% of the portfolio.

Business review Risk and balance sheet management continued

Asset-backed securities
Introduction
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

The following tables summarise the gross and net exposures and carrying values of these securities by the location of the underlying assets at 31 December 2012, 2011 and 2010 and by IFRS measurement classification of held-for-trading (HFT), designated at fair value (DFV), available-for-sale (AFS) and loans and receivables (LAR). Gross exposures represent the principal amounts relating to ABS. Government sponsored or similar RMBS comprises securities that are: (a) guaranteed or effectively guaranteed by the US government, by way of its support for US federal agencies and government sponsored enterprises or (b) guaranteed by the Dutch government. Net exposures represent the carrying value after taking account of protection purchased from monoline insurers and other counterparties, but exclude the effect of counterparty credit valuation adjustments. The hedge provides credit protection of both principal and interest cash flows in the event of default by the counterparty. The value of this protection is based on the underlying instrument being protected.

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

The main categories of mortgages that serve as collateral to RMBS held by the Group with related vintages are set out below and described in the Glossary on pages 494 to 501. The US market has more established definitions of differing underlying mortgage quality and these are used as the basis for the Group's RMBS categorisation.

The Group RMBS classifications include sub-prime and non-conforming. Non-conforming RMBS include Alt-A RMBS. Classification as sub-prime or Alt-A is based on Fair Isaac Corporation scores (FICO), level of documentation and loan-to-value (LTV) ratios of the underlying mortgage loans. RMBS are classified as sub-prime if the mortgage portfolio comprises loans with FICO scores between 500 and 650 with full or limited documentation. Mortgages in Alt-A RMBS portfolios have FICO scores of 640 to 720, limited documentation and an original LTV of 70% to 100%.

Business review Risk and balance sheet management continued

Balance sheet analysis: Debt securities continued
Product, geography and IFRS measurement classification

	US	UK	Europe	RoW	Total	HFT	DFV	AFS	LAR
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m
Gross exposure
RMBS: government sponsored or similar	22,162	—	5,366	18	27,546	13,961	—	13,585	—
RMBS: prime	819	2,821	1,181	403	5,224	753	509	3,876	86
RMBS: non-conforming	595	2,077	58	—	2,730	202	—	1,235	1,293
RMBS: sub-prime	968	99	66	5	1,138	1,027	—	5	106
MBS: covered bond	46	172	6,129	—	6,347	—	—	6,347	—
CMBS	3,352	1,121	671	3	5,147	1,992	—	2,327	828
CDOs	4,002	42	404	—	4,448	3,111	—	1,307	30
CLOs	2,705	44	787	—	3,536	1,049	—	2,422	65
ABS covered bond	—	132	374	16	522	—	—	522	—
Other ABS	1,632	1,873	1,111	306	4,922	1,667	7	1,774	1,474
	36,281	8,381	16,147	751	61,560	23,762	516	33,400	3,882

Carrying value
RMBS: government sponsored or similar	22,460	—	4,879	18	27,357	13,959	—	13,398	—
RMBS: prime	717	2,552	912	390	4,571	569	509	3,420	73
RMBS: non-conforming	477	1,918	58	—	2,453	150	—	1,009	1,294
RMBS: sub-prime	660	73	46	5	784	682	—	—	102
MBS: covered bond	48	204	5,478	—	5,730	—	—	5,730	—
CMBS	3,274	821	425	3	4,523	1,489	—	2,284	750
CDOs	480	22	218	—	720	104	—	589	27
CLOs	2,550	12	464	—	3,026	697	—	2,266	63
ABS covered bond	—	137	380	16	533	—	—	533	—
Other ABS	1,401	1,263	929	295	3,888	969	7	1,514	1,398
	32,067	7,002	13,789	727	53,585	18,619	516	30,743	3,707

Net exposure
RMBS: government sponsored or similar	22,460	—	4,879	18	27,357	13,959	—	13,398	—
RMBS: prime	513	2,549	911	383	4,356	554	509	3,221	72
RMBS: non-conforming	277	1,908	58	—	2,243	110	—	839	1,294
RMBS: sub-prime	417	73	46	4	540	439	—	—	101
MBS: covered bond	48	204	5,478	—	5,730	—	—	5,730	—
CMBS	2,535	821	425	3	3,784	750	—	2,284	750
CDOs	162	22	212	1	397	79	—	290	28
CLOs	879	12	459	—	1,350	639	—	648	63
ABS covered bond	—	137	380	16	533	—	—	533	—
Other ABS	1,257	1,170	929	163	3,519	601	7	1,513	1,398
	28,548	6,896	13,777	588	49,809	17,131	516	28,456	3,706

Business review Risk and balance sheet management continued

	US	UK	Europe	RoW	Total	HFT	DFV	AFS	LAR
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m
Gross exposure
RMBS: government sponsored or similar	27,549	—	5,884	2	33,435	15,031	—	18,404	—
RMBS: prime	1,201	3,487	1,541	484	6,713	1,090	567	4,977	79
RMBS: non-conforming	1,220	2,197	74	—	3,491	717	—	1,402	1,372
RMBS: sub-prime	1,847	427	94	2	2,370	2,183	—	22	165
MBS: covered bond	133	203	8,256	—	8,592	—	—	8,592	—
CMBS	1,623	1,562	883	1	4,069	2,001	—	862	1,206
CDOs	7,889	72	469	—	8,430	4,455	—	3,885	90
CLOs	5,019	156	1,055	—	6,230	1,294	—	4,734	202
ABS covered bond	21	71	948	4	1,044	—	—	1,044	—
Other ABS	2,085	1,844	1,746	992	6,667	1,965	17	2,389	2,296
	48,587	10,019	20,950	1,485	81,041	28,736	584	46,311	5,410

Carrying value
RMBS: government sponsored or similar	28,022	—	5,549	2	33,573	15,132	—	18,441	—
RMBS: prime	1,035	3,038	1,206	466	5,745	872	558	4,243	72
RMBS: non-conforming	708	1,897	74	—	2,679	327	—	980	1,372
RMBS: sub-prime	686	144	72	2	904	737	—	9	158
MBS: covered bond	136	209	7,175	—	7,520	—	—	7,520	—
CMBS	1,502	1,253	635	1	3,391	1,513	—	716	1,162
CDOs	1,632	31	294	—	1,957	315	—	1,555	87
CLOs	4,524	98	719	—	5,341	882	—	4,280	179
ABS covered bond	19	70	953	4	1,046	—	—	1,046	—
Other ABS	1,715	947	1,525	966	5,153	1,038	—	1,945	2,170
	39,979	7,687	18,202	1,441	67,309	20,816	558	40,735	5,200

Net exposure
RMBS: government sponsored or similar	28,022	—	5,549	2	33,573	15,132	—	18,441	—
RMBS: prime	825	3,456	1,005	458	5,744	447	557	4,668	72
RMBS: non-conforming	677	2,225	74	—	2,976	284	—	1,320	1,372
RMBS: sub-prime	385	138	67	2	592	434	—	—	158
MBS: covered bond	136	209	7,175	—	7,520	—	—	7,520	—
CMBS	860	1,253	543	1	2,657	777	—	718	1,162
CDOs	1,030	31	294	—	1,355	304	—	964	87
CLOs	1,367	98	712	—	2,177	827	—	1,171	179
ABS covered bond	19	70	952	4	1,045	—	—	1,045	—
Other ABS	1,456	843	1,527	804	4,630	617	—	1,941	2,071
	34,777	8,323	17,898	1,271	62,269	18,822	557	37,788	5,101

Business review Risk and balance sheet management continued

Balance sheet analysis: Debt securities continued

	US	UK	Europe	RoW	Total	HFT	DFV	AFS	LAR
2010	£m	£m	£m	£m	£m	£m	£m	£m	£m
Gross exposure
RMBS: government sponsored or similar	24,207	16	6,422	—	30,645	13,840	—	16,805	—
RMBS: prime	1,784	3,385	1,118	192	6,479	1,605	1	4,749	124
RMBS: non-conforming	1,249	2,107	92	—	3,448	708	—	1,313	1,427
RMBS: sub-prime	792	365	139	221	1,517	819	—	496	202
MBS: covered bond	138	208	8,525	—	8,871	—	—	8,871	—
CMBS	3,086	1,451	912	45	5,494	2,646	120	1,409	1,319
CDOs	12,156	128	453	—	12,737	7,951	—	4,687	99
CLOs	6,038	134	879	9	7,060	1,062	—	5,572	426
ABS covered bond	—	—	1,908	—	1,908	—	—	1,908	—
Other ABS	3,104	1,144	963	1,705	6,916	1,533	—	2,615	2,768
	52,554	8,938	21,411	2,172	85,075	30,164	121	48,425	6,365

Carrying value
RMBS: government sponsored or similar	24,390	16	5,958	—	30,364	13,765	—	16,599	—
RMBS: prime	1,624	3,000	931	192	5,747	1,384	1	4,249	113
RMBS: non-conforming	1,084	1,959	92	—	3,135	605	—	1,102	1,428
RMBS: sub-prime	638	255	120	205	1,218	681	—	344	193
MBS: covered bond	142	208	7,522	—	7,872	—	—	7,872	—
CMBS	2,936	1,338	638	38	4,950	2,262	118	1,281	1,289
CDOs	3,135	69	254	—	3,458	1,341	—	2,021	96
CLOs	5,334	102	635	3	6,074	691	—	4,958	425
ABS covered bond	—	—	1,861	—	1,861	—	—	1,861	—
Other ABS	2,780	945	754	1,667	6,146	1,259	—	2,228	2,659
	42,063	7,892	18,765	2,105	70,825	21,988	119	42,515	6,203

Net exposure
RMBS: government sponsored or similar	24,390	16	5,958	—	30,364	13,765	—	16,599	—
RMBS: prime	1,523	2,948	596	192	5,259	897	1	4,248	113
RMBS: non-conforming	1,081	1,959	92	—	3,132	602	—	1,102	1,428
RMBS: sub-prime	289	253	112	176	830	305	—	332	193
MBS: covered bond	142	208	7,522	—	7,872	—	—	7,872	—
CMBS	1,823	1,336	458	38	3,655	1,188	10	1,230	1,227
CDOs	1,085	39	245	—	1,369	743	—	530	96
CLOs	1,387	102	629	1	2,119	673	—	1,021	425
ABS covered bond	—	—	1,861	—	1,861	—	—	1,861	—
Other ABS	2,293	748	748	1,659	5,448	690	—	2,220	2,538
	34,013	7,609	18,221	2,066	61,909	18,863	11	37,015	6,020

Business review Risk and balance sheet management continued

Ratings
The table below summarises the rating levels of ABS carrying values.

	RMBS
	Government sponsored or similar (1)	Prime	Non- conforming	Sub-prime	MBS covered bond	CMBS	CDOs	CLOs	ABS covered bond	Other ABS	Total
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
AAA	2,454	2,854	1,487	11	639	396	92	1,181	165	1,479	10,758
AA to AA+	23,692	613	88	26	102	2,551	7	887	340	469	28,775
A to AA-	201	302	275	33	155	808	74	146	20	883	2,897
BBB- to A-	990	53	141	86	4,698	441	32	291	8	654	7,394
Non-investment grade (2)	20	641	454	330	136	304	421	133	—	235	2,674
Unrated (3)	—	108	8	298	—	23	94	388	—	168	1,087
	27,357	4,571	2,453	784	5,730	4,523	720	3,026	533	3,888	53,585

Of which in Non-Core	—	651	404	154	—	780	494	2,228	—	850	5,561

2011
AAA	4,169	3,599	1,488	105	2,595	647	135	2,171	625	1,622	17,156
AA to AA+	29,252	669	106	60	379	710	35	1,533	321	550	33,615
A to AA-	131	506	110	104	2,567	1,230	161	697	100	725	6,331
BBB- to A-	—	39	288	93	1,979	333	86	341	—	1,321	4,480
Non-investment grade (2)	21	784	658	396	—	415	1,370	176	—	672	4,492
Unrated (3)	—	148	29	146	—	56	170	423	—	263	1,235
	33,573	5,745	2,679	904	7,520	3,391	1,957	5,341	1,046	5,153	67,309

Of which in Non-Core	—	837	477	308	—	830	1,656	4,227	—	1,861	10,196

2010
AAA	28,835	4,355	1,754	317	7,107	2,789	444	2,490	988	2,156	51,235
AA to AA+	1,529	147	144	116	357	392	567	1,786	681	616	6,335
A to AA-	—	67	60	212	408	973	296	343	192	693	3,244
BBB- to A-	—	82	316	39	—	500	203	527	—	1,718	3,385
Non-investment grade (2)	—	900	809	458	—	296	1,863	332	—	265	4,923
Unrated (3)	—	196	52	76	—	—	85	596	—	698	1,703
	30,364	5,747	3,135	1,218	7,872	4,950	3,458	6,074	1,861	6,146	70,825

Of which in Non-Core	—	81	336	379	—	1,278	3,159	5,094	—	2,386	12,713

Notes:
(1)	Includes US agency and Dutch government guaranteed securities.
(2)
Includes HFT £1,177 million (2011 - £1,682 million; 2010 - £2,456 million), DFV £7 million (2011 and 2010 - nil), AFS £1,173 million (2011 - £2,056 million; 2010 - £2,160 million) and LAR £317 million (2011 - £754 million; 2010 - £307 million).

(3)	Includes HFT £808 million (2011 - £804 million; 2010 - £867 million), AFS £149 million (2011 - £249 million; 2010 - £491 million) and LAR £130 million (2011 - £182 million; 2010 - £345 million).

Business review Risk and balance sheet management continued

Balance sheet analysis continued
Equity shares
The table below analyses holdings of equity shares for eurozone countries and other countries with balances more than £100 million by country, issuer and measurement classification. The HFT portfolios in Markets comprise positions in the Markets Derivative Products Solutions business primarily for economic hedging of liabilities including debt issuances and equity derivatives. The AFS portfolios include capital stock in the Federal Home Loans Bank (a government sponsored entity, included in Other financial institutions) and the Federal Reserve Bank together £0.7 billion, that US Retail & Commercial are required to hold and a number a number of individually small holdings in unlisted companies, mainly acquired through loan renegotiations in GRG.

	2012
	HFT/DFV (1)				AFS
Countries	Banks £m	Other financial institutions (2) £m	Corporate £m	Total HFT/DFV £m	Banks £m	Other financial institutions £m	Corporate £m	Total AFS £m	Total £m	AFS reserves £m	HFT short positions £m
Ireland	—	126	47	173	—	17	—	17	190	—	(3)
Spain	18	—	110	128	—	—	33	33	161	(41)	—
Italy	7	1	33	41	—	5	—	5	46	—	(15)
Greece	—	—	6	6	—	—	—	—	6	—	—
Portugal	—	—	5	5	—	—	—	—	5	—	—
Eurozone periphery	25	127	201	353	—	22	33	55	408	(41)	(18)

Netherlands	20	197	465	682	—	—	156	156	838	(19)	(21)
France	10	75	142	227	—	1	104	105	332	23	(10)
Luxembourg	14	196	77	287	—	6	3	9	296	1	(1)
Germany	33	1	106	140	—	—	—	—	140	—	(54)
Belgium	—	23	6	29	—	3	—	3	32	1	(1)
Other	18	3	110	131	—	—	—	—	131	—	(14)
Total eurozone	120	622	1,107	1,849	—	32	296	328	2,177	(35)	(119)

US	208	619	2,663	3,490	307	419	—	726	4,216	7	(132)
UK	372	163	2,648	3,183	35	51	155	241	3,424	73	(35)
Japan	24	67	973	1,064	—	2	—	2	1,066	—	(1)
South Korea	32	72	880	984	—	—	—	—	984	—	—
China	331	147	357	835	—	14	3	17	852	7	(3)
India	29	68	220	317	—	—	—	—	317	—	—
Taiwan	2	31	259	292	—	—	—	—	292	—	(11)
Australia	77	45	159	281	—	—	—	—	281	—	(17)
Canada	14	25	200	239	—	—	2	2	241	2	(277)
Hong Kong	2	81	97	180	—	—	4	4	184	2	—
Romania	16	4	158	178	—	—	—	—	178	—	—
Russia	—	123	—	123	—	—	—	—	123	—	—
MDB and supranationals (3)	—	—	156	156	—	—	—	—	156	—	—
Other	74	50	567	691	—	37	18	55	746	28	(16)
Total	1,301	2,117	10,444	13,862	342	555	478	1,375	15,237	84	(611)

For the notes to this table refer to the following page.

Business review Risk and balance sheet management continued

	2011
	HFT/DFV (1)				AFS
Countries	Banks £m	Other financial institutions (2) £m	Corporate £m	Total HFT/DFV £m	Banks £m	Other financial institutions £m	Corporate £m	Total AFS £m	Total £m	AFS reserves £m	HFT short positions £m
Ireland	—	7	208	215	—	6	—	6	221	—	(4)
Spain	55	2	75	132	—	—	72	72	204	(4)	(16)
Italy	11	1	51	63	—	5	—	5	68	—	(4)
Greece	—	1	2	3	—	—	—	—	3	—	(22)
Portugal	—	—	—	—	—	—	5	5	5	—	(1)
Eurozone periphery	66	11	336	413	—	11	77	88	501	(4)	(47)

Netherlands	1	67	671	739	—	55	—	55	794	(76)	(82)
France	12	15	117	144	3	2	97	102	246	20	(62)
Luxembourg	—	201	90	291	383	3	—	386	677	17	—
Germany	23	4	114	141	—	—	—	—	141	—	(186)
Belgium	2	8	4	14	—	15	1	16	30	10	(10)
Other	18	15	102	135	—	—	—	—	135	—	(58)
Total eurozone	122	321	1,434	1,877	386	86	175	647	2,524	(33)	(445)

US	120	97	1,442	1,659	323	575	52	950	2,609	128	(544)
UK	420	217	2,785	3,422	33	215	64	312	3,734	40	(145)
Japan	43	82	1,289	1,414	—	1	—	1	1,415	—	(3)
South Korea	2	47	299	348	—	—	—	—	348	—	(3)
China	510	228	637	1,375	—	13	—	13	1,388	4	(6)
India	35	14	314	363	—	—	—	—	363	—	—
Taiwan	2	37	226	265	—	—	—	—	265	—	(4)
Australia	95	90	406	591	—	—	14	14	605	2	(219)
Canada	—	4	148	152	—	—	2	2	154	2	(449)
Hong Kong	10	45	100	155	—	—	3	3	158	(2)	(2)
Russia	30	—	215	245	—	—	—	—	245	—	(2)
Romania	1	45	—	46	—	—	—	—	46	—	—
MDB and supranationals (3)	—	—	233	233	—	—	—	—	233	—	—
Other	86	381	600	1,067	—	3	31	34	1,101	26	(158)
Total	1,476	1,608	10,128	13,212	742	893	341	1,976	15,188	167	(1,980)

Notes:
(1)
Designated as at fair value through profit or loss (DFV) balances are £533 million (2011 - £774 million) of which nil banks (2011 - nil), £61 million other financial institutions (2011 - £81 million) and £472 million corporate (2011 - £693 million).

(2)	Includes government sponsored entities (GSEs).
(3)	MDB - Multilateral Development Banks.

Business review Risk and balance sheet management continued

Balance sheet analysis continued
Derivatives
Summary
The table below analyses the fair value of the Group’s derivatives by type of contract. Master netting arrangements in respect of mark-to-market (mtm) positions and collateral shown below do not result in a net presentation on the Group’s balance sheet under IFRS.

	2012							2011			2010
	Notional (1)
Contract type	GBP £bn	USD £bn	Euro £bn	Other £bn	Total £bn	Assets £m	Liabilities £m	Notional £bn	Assets £m	Liabilities £m	Notional £bn	Assets £m	Liabilities £m
Interest rate (2)	5,144	10,395	11,343	6,601	33,483	363,454	345,565	38,727	422,553	406,784	39,764	312,111	299,209
Exchange rate	370	1,987	716	1,625	4,698	63,067	70,481	4,482	74,526	81,022	4,854	83,253	89,396
Credit	4	320	202	27	553	11,005	10,353	1,054	26,836	26,743	1,357	26,872	25,344
Other (3)	18	50	27	16	111	4,392	7,941	123	6,142	9,560	384	9,989	15,060
						441,918	434,340		530,057	524,109		432,225	429,009
Counterparty mtm netting						(373,906)	(373,906)		(441,626)	(441,626)		(330,397)	(330,397)
Cash collateral						(34,099)	(24,633)		(37,222)	(31,368)		(31,096)	(31,015)
Securities collateral						(5,616)	(8,264)		(5,312)	(8,585)		(2,904)	(3,343)
						28,297	27,537		45,897	42,530		67,828	64,254

Notes:
(1)
Exchange traded contracts were £2,497 billion, principally interest rate. Trades are generally closed out daily hence mark-to-market was insignificant (assets - £41 million; liabilities - £255 million).

(2)	Interest rate notional includes £15,864 billion (2011 - £16,377 billion) relating to contracts with central clearing houses.
(3)	Comprises equity and commodity derivatives.

Key points
•
Net exposure, after taking account of position and collateral netting arrangements, decreased by 38% (liabilities decreased by 35%) due to lower derivative fair values, driven by market movements, including foreign exchange rates and increased use of compression cycles.

•
Interest rate contracts decreased due to the increased use of compression cycles reflecting a greater number of market participants and hence trade-matching and the effect of exchange rate movements. This was partially offset by downward shifts in interest rate yields.

•
The decrease in exchange rate contracts reflected the impact of exchange rate movements and trade maturities. This was partially offset by higher trade volumes, reflecting hedge funds taking advantage of market uncertainty.

•	Credit derivatives decreased due to a managed risk reduction and an increase in trades compressed through compression cycles.

Derivative fair values are driven by complex factors such as changes in foreign exchange rates, interest rates, credit default swap spreads and other underlying rates. At 31 December 2012, derivative fair values were in a net asset position of £7.6 billion. More specifically:

•
Group Treasury issues long term fixed rate debt that is hedged with floating rate interest rate swaps and also uses swaps to hedge fixed rate indefinite maturity liabilities such as equity and customer accounts. As interest rates have fallen over recent years the fair value of these swaps has increased. This net asset position mirrored by the net liability position relating to the difference between the fair value and carrying value on fixed rate loans and current accounts.

•
Within Markets the hedging of issued notes, more exotic derivatives and long dated zero coupon inflation structures have led to a positive fair value which is not offset by other derivatives or hedges.

Business review Risk and balance sheet management continued

Credit derivatives
The Group trades credit derivatives as part of its client led business and to mitigate credit risk. The Group’s credit derivative exposures relating to proprietary trading are minimal. The table below analyses the Group’s bought and sold protection.

	2012				2011				2010
	Notional		Fair value		Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Client-led trading and residual risk	250.7	240.7	3.4	3.1	401.0	390.5	17.0	16.5	386.7	362.5	8.4	6.7
Credit hedging - banking book (1)	5.4	0.4	0.1	—	15.6	4.7	0.1	0.1	16.3	21.8	—	0.1
Credit hedging - trading book
- rates	9.4	5.8	0.1	0.1	21.2	17.1	0.9	1.7	21.9	10.4	(0.9)	0.2
- credit and mortgage markets	22.4	16.0	0.9	0.7	42.9	28.4	2.3	1.7	168.1	172.7	3.5	3.1
- other	1.4	0.6	—	—	0.9	0.1	—	—	0.7	0.1	—	—
Total excluding APS	289.3	263.5	4.5	3.9	481.6	440.8	20.3	20.0	593.7	567.5	11.0	10.1
APS	—	—	—	—	131.8	—	(0.2)	—	195.8	—	0.6	—
	289.3	263.5	4.5	3.9	613.4	440.8	20.1	20.0	789.5	567.5	11.6	10.1

Core
Client-led trading	231.4	228.4	3.0	2.7	371.0	369.4	14.6	14.0	347.5	343.0	5.2	4.4
Credit hedging - banking book	1.7	—	—	—	2.2	1.0	—	0.1	1.1	1.0	(0.2)	—
Credit hedging - trading book
- rates	7.8	4.6	0.1	0.1	19.9	16.2	0.9	1.7	21.7	10.3	(0.8)	0.2
- credit and mortgage markets	13.9	13.6	0.2	0.2	4.6	4.0	0.3	0.2	4.4	4.3	0.2	0.3
- other	1.3	0.5	—	—	0.7	0.1	—	—	0.6	0.1	—	—
	256.1	247.1	3.3	3.0	398.4	390.7	15.8	16.0	375.3	358.7	4.4	4.9

Non-Core
Residual risk	19.3	12.3	0.4	0.4	30.0	21.1	2.4	2.5	39.2	19.5	3.2	2.3
Credit hedging - banking book (1)	3.7	0.4	0.1	—	13.4	3.7	0.1	—	15.2	20.8	0.2	0.1
Credit hedging - trading book
- rates	1.6	1.2	—	—	1.3	0.9	—	—	0.2	0.1	(0.1)	—
- credit and mortgage markets	8.5	2.4	0.7	0.5	38.3	24.4	2.0	1.5	163.7	168.4	3.3	2.8
- other	0.1	0.1	—	—	0.2	—	—	—	0.1	—	—	—
	33.2	16.4	1.2	0.9	83.2	50.1	4.5	4.0	218.4	208.8	6.6	5.2

By counterparty
Central government (APS)	—	—	—	—	131.8	—	(0.2)	—	195.8	—	0.6	—
Monoline insurers	4.6	—	0.4	—	8.6	—	0.6	—	14.9	—	1.5	—
CDPCs (2)	21.0	—	0.2	—	24.5	—	0.9	—	25.0	—	0.8	—
Banks	127.2	128.6	2.3	2.8	204.1	202.1	8.5	10.2	370.7	370.6	5.0	5.7
Other financial institutions	135.8	134.9	1.4	1.1	234.8	231.6	10.5	9.5	176.6	195.0	4.4	4.3
Corporates	0.7	—	0.2	—	9.6	7.1	(0.2)	0.3	6.5	1.9	(0.7)	0.1
	289.3	263.5	4.5	3.9	613.4	440.8	20.1	20.0	789.5	567.5	11.6	10.1

Notes:
(1)	Credit hedging in the banking book principally relates to portfolio management in Non-Core.
(2)	Credit derivative product companies.

Business review Risk and balance sheet management continued

Balance sheet analysis: Derivatives continued
Monoline insurers
The table below summarises the Group's exposure to monolines, all of which are in Non-Core.

	2012 £m	2011 £m	2010 £m
Gross exposure to monolines	561	1,888	4,023
Hedges with financial institutions	(12)	(71)	(71)
Credit valuation adjustment	(192)	(1,198)	(2,443)
Net exposure to monolines	357	619	1,509

Credit valuation adjustment as a % of gross exposure	34%	63%	61%

Counterparty and credit risk RWAs*	£1.2bn	£3.6bn	£17.8bn

The table below summarises monoline exposures by rating. Credit ratings are based on those from rating agencies Standard and Poor’s and Moody's. Where the ratings differ, the lower of the two is taken.
2012	Notional: protected assets £m	Fair value: reference protected assets £m	Gross exposure £m	Credit valuation adjustment £m	Hedges £m	Net exposure £m
A to AA-	3,388	2,944	444	128	—	316
Non-investment grade	1,194	1,077	117	64	12	41
	4,582	4,021	561	192	12	357
Of which:
CMBS	183	170	13	3
CLOs	2,777	2,563	214	47
Other ABS	1,202	999	203	95
Other	420	289	131	47
	4,582	4,021	561	192

2011
A to AA-	4,939	4,243	696	252	—	444
Non-investment grade	3,623	2,431	1,192	946	71	175
	8,562	6,674	1,888	1,198	71	619
Of which:
CMBS	946	674	272	247
CDOs	500	57	443	351
CLOs	4,616	4,166	450	177
Other ABS	1,998	1,455	543	334
Other	502	322	180	89
	8,562	6,674	1,888	1,198

2010
A to AA-	6,336	5,503	833	272	—	561
Non-investment grade	8,555	5,365	3,190	2,171	71	948
	14,891	10,868	4,023	2,443	71	1,509
Of which:
CMBS	4,149	2,424	1,725	1,253
CDOs	1,133	256	877	593
CLOs	6,724	6,121	603	210
Other ABS	2,393	1,779	614	294
Other	492	288	204	93
	14,891	10,868	4,023	2,443

Key points
•	The exposure to monolines declined during the year primarily due to restructuring of certain exposures and an increase in underlying asset prices.

•	The credit valuation adjustment decreased on a total basis reflecting reduction in exposure and on a relative basis due to restructurings and tighter credit spreads.

Business review Risk and balance sheet management continued

Credit derivative product companies (CDPCs)
A summary of the Group's exposure to CDPCs, all of which are in Non-Core, is detailed below.

	2012	2011	2010
	£m	£m	£m
Gross exposure to CDPCs	554	1,896	1,244
Valuation adjustment	(314)	(1,034)	(490)
Net exposure to CDPCs	240	862	754

Valuation adjustment as a % of gross exposure	57%	55%	39%

Counterparty and credit risk RWAs*	£2.0bn	£8.4bn	£7.2bn

Capital deductions	—	£245m	£280m

The table below details CDPC exposures by rating.
2012	Notional: protected assets £m	Fair value: reference protected assets £m	Gross exposure £m	Valuation adjustment £m	Net exposure £m
AAA	43	43	—	—	—
A to AA-	619	612	7	7	—
Non-investment grade	16,254	15,841	413	173	240
Unrated	4,073	3,939	134	134	—
	20,989	20,435	554	314	240

2011
AAA	213	212	1	—	1
A to AA-	646	632	14	3	11
Non-investment grade	19,671	18,151	1,520	788	732
Unrated	3,974	3,613	361	243	118
	24,504	22,608	1,896	1,034	862

2010
AAA	213	212	1	—	1
BBB- to A-	644	629	15	4	11
Non-investment grade	20,066	19,050	1,016	401	615
Unrated	4,165	3,953	212	85	127
	25,088	23,844	1,244	490	754

Key points
•
The exposure to CDPCs decreased during the year primarily driven by tighter credit spreads of the underlying reference loans and bonds together with a decrease in the relative value of senior tranches compared with the underlying reference portfolio and the impact of restructuring certain exposures in the first half of the year.

•	The valuation adjustment decreased on an absolute basis in line with the decrease in exposure while remaining stable on a relative basis.

Business review Risk and balance sheet management continued

Balance sheet analysis: continued
REIL, provisions and AFS reserves
Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including renegotiated loans) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected and those awaiting individual assessment. A latent provision is established for the latter.

Divisional analysis
The following tables analyse gross loans and advances to banks and customers (excluding reverse repos) and the related debt management measures and ratios by division.

					Credit metrics
	Gross loans to				REIL as a % of gross loans	Provisions as a %	Impairment	Amounts
	Banks	Customers	REIL	Provisions	to customers	of REIL	charge	written-off
2012	£m	£m	£m	£m	%	%	£m	£m
UK Retail	695	113,599	4,569	2,629	4.0	58	529	599
UK Corporate	746	107,025	5,452	2,432	5.1	45	836	514
Wealth	1,545	17,074	248	109	1.5	44	46	15
International Banking	4,827	42,342	422	391	1.0	93	111	445
Ulster Bank	632	32,652	7,533	3,910	23.1	52	1,364	72
US Retail & Commercial	435	51,271	1,146	285	2.2	25	83	391
Retail & Commercial	8,880	363,963	19,370	9,756	5.3	50	2,969	2,036
Markets	16,805	29,787	396	305	1.3	77	25	109
Direct Line Group and other	5,232	3,006	—	1	—	—	1	—
Core	30,917	396,756	19,766	10,062	5.0	51	2,995	2,145
Non-Core	477	56,343	21,374	11,200	37.9	52	2,320	2,121
Group	31,394	453,099	41,140	21,262	9.1	52	5,315	4,266

2011
UK Retail	628	110,659	4,599	2,679	4.2	58	788	823
UK Corporate	806	110,729	5,001	2,061	4.5	41	790	658
Wealth	2,422	16,913	211	81	1.2	38	25	11
International Banking	3,411	57,729	1,632	851	2.8	52	168	125
Ulster Bank	2,079	34,052	5,523	2,749	16.2	50	1,384	124
US Retail & Commercial	208	51,562	1,007	455	2.0	45	248	373
Retail & Commercial	9,554	381,644	17,973	8,876	4.7	49	3,403	2,114
Markets	29,991	31,490	414	311	1.3	75	—	23
Direct Line Group and other	3,829	929	—	—	—	—	—	—
Core	43,374	414,063	18,387	9,187	4.4	50	3,403	2,137
Non-Core	706	80,005	24,007	11,487	30.0	48	3,838	2,390
Group	44,080	494,068	42,394	20,674	8.6	49	7,241	4,527

Business review Risk and balance sheet management continued

					Credit metrics
	Gross loans to				REIL as a % of gross loans	Provisions as a %	Impairment	Amounts
	Banks	Customers	REIL	Provisions	to customers	of REIL	charge	written-off
2010	£m	£m	£m	£m	%	%	£m	£m
UK Retail	408	108,405	4,620	2,741	4.3	59	1,160	1,135
UK Corporate	126	113,782	3,981	1,746	3.5	44	768	357
Wealth	2,220	16,130	223	66	1.4	30	18	9
International Banking	3,982	63,173	1,484	855	2.3	58	125	92
Ulster Bank	2,928	36,858	3,619	1,633	9.8	45	1,161	48
US Retail & Commercial	145	48,602	914	509	1.9	56	485	550
Retail & Commercial	9,809	386,950	14,841	7,550	3.8	51	3,717	2,191
Markets	45,084	25,300	366	316	1.4	86	20	33
Direct Line Group and other	2,140	601	—	—	—	—	—	—
Core	57,033	412,851	15,207	7,866	3.7	52	3,737	2,224
Non-Core	1,656	113,001	23,444	10,352	20.7	44	5,407	3,818
Group	58,689	525,852	38,651	18,218	7.4	47	9,144	6,042

Key points
•
Total REIL decreased by £1.3 billion to £41.1 billion compared with December 2011 as improvements in International Banking and in Non-Core were partially offset by the continued increase in REIL in UK Corporate and Ulster Bank Core mortgage and corporate portfolios.

•	Non-Core REIL decreased by £2.6 billion or 11% reflecting a mixture of repayments and write-offs within UK Corporate, Markets and International Banking corporate portfolios.

•
Conditions in Ireland remain difficult and economic indicators continue to be weak, this is reflected in the Ulster Bank credit metrics with Core REIL increasing by £2.0 billion since 31 December 2011, primarily within mortgage and commercial real estate portfolios, to £7.5 billion and is now 23% of loans and advances to customers. Impairments continue to outpace write-offs.

•
The provision coverage increased to 52% at 31 December 2012 from 49% at 31 December 2011 as the economic conditions remain challenging particularly in relation to Ulster Bank and commercial real estate portfolios.

•
The impairment charge for 2012 of £5.3 billion was 26% lower than in 2011. The main drivers were lower impairment across Non-Core portfolios (down £1.5 billion or 40%) mainly as a result of lower impairments across Ulster Bank’s commercial real estate portfolio (down £1.3 billion or 58%) and continued improvement across Core UK portfolios.

Commercial real estate lending metrics were as follows:

	Total		Non-Core (1)
	2012	2011	2012	2011
Lending (gross)	£63.0bn	£74.8bn	£26.4bn	£34.3bn
Of which REIL	£22.1bn	£22.9bn	£17.1bn	£18.8bn
Provisions	£10.1bn	£9.5bn	£8.3bn	£8.2bn
REIL as a % of gross loans to customers	35.1%	30.6%	64.8%	54.8%
Provisions as a % of REIL	46%	41%	49%	44%

Note:
(1)	Excludes property related lending to customers in other sectors managed by Real Estate Finance.

Ulster Bank is a significant contributor to Non-Core commercial real estate lending. For further information refer to the section on Ulster Bank Group (Core and Non-Core).

Business review Risk and balance sheet management continued

Balance sheet analysis: REIL, provisions and AFS reserves continued
Sector and geographical regional analyses: Group
The following tables analyse gross loans and advances to banks and customers (excluding reverse repos) and the related debt management measures and ratios by sector and geography (by location of lending office) for the Group, Core and Non-Core.

						Credit metrics
	2012	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
	Government (1)	9,853	—	—	—	—	—	—	—
	Finance	42,198	592	317	1.4	54	0.8	145	380
Personal	- mortgages	149,625	6,549	1,824	4.4	28	1.2	948	461
	- unsecured	32,212	2,903	2,409	9.0	83	7.5	631	793
	Property	72,219	21,223	9,859	29.4	46	13.7	2,212	1,080
	Construction	8,049	1,483	640	18.4	43	8.0	94	182
	Manufacturing	23,787	755	357	3.2	47	1.5	134	203
	Finance leases (2)	13,609	442	294	3.2	67	2.2	44	263
	Retail, wholesale and repairs	21,936	1,143	644	5.2	56	2.9	230	176
	Transport and storage	18,341	834	336	4.5	40	1.8	289	102
	Health, education and leisure	16,705	1,190	521	7.1	44	3.1	144	100
	Hotels and restaurants	7,877	1,597	726	20.3	45	9.2	176	102
	Utilities	6,631	118	21	1.8	18	0.3	(4)	—
	Other	30,057	2,177	1,240	7.2	57	4.1	322	395
	Latent	—	—	1,960	—	—	—	(73)	—
		453,099	41,006	21,148	9.1	52	4.7	5,292	4,237

	of which:
	UK
	- residential mortgages	109,530	2,440	457	2.2	19	0.4	122	32
	- personal lending	20,498	2,477	2,152	12.1	87	10.5	479	610
	- property	53,730	10,521	3,944	19.6	37	7.3	964	490
	- construction	6,507	1,165	483	17.9	41	7.4	100	158
	- other	122,029	3,729	2,611	3.1	70	2.1	674	823
	Europe
	- residential mortgages	17,836	3,092	1,151	17.3	37	6.5	526	50
	- personal lending	1,905	226	208	11.9	92	10.9	38	13
	- property	14,634	10,347	5,766	70.7	56	39.4	1,264	441
	- construction	1,132	289	146	25.5	51	12.9	(11)	12
	- other	27,424	4,451	2,996	16.2	67	10.9	817	539
	US
	- residential mortgages	21,929	990	208	4.5	21	0.9	298	377
	- personal lending	8,748	199	48	2.3	24	0.5	109	162
	- property	3,343	170	29	5.1	17	0.9	(11)	83
	- construction	388	8	1	2.1	13	0.3	—	12
	- other	29,354	352	630	1.2	179	2.1	(86)	149
	RoW
	- residential mortgages	330	27	8	8.2	30	2.4	2	2
	- personal lending	1,061	1	1	0.1	100	0.1	5	8
	- property	512	185	120	36.1	65	23.4	(5)	66
	- construction	22	21	10	95.5	48	45.5	5	—
	- other	12,187	316	179	2.6	57	1.5	2	210
	Group	453,099	41,006	21,148	9.1	52	4.7	5,292	4,237

	Banks	31,394	134	114	0.4	85	0.4	23	29

For the notes to this table refer to page 193.

Business review Risk and balance sheet management continued

						Credit metrics
	2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
	Government (1)	9,742	—	—	—	—	—	—	—
	Finance	51,870	1,062	726	2.0	68	1.4	89	87
Personal	- mortgages	149,273	5,270	1,396	3.5	26	0.9	1,076	516
	- unsecured	34,424	3,070	2,456	8.9	80	7.1	782	1,286
	Property	81,058	22,101	8,994	27.3	41	11.1	3,669	1,171
	Construction	9,869	1,943	761	19.7	39	7.7	140	244
	Manufacturing	28,639	913	525	3.2	58	1.8	227	215
	Finance leases (2)	14,499	794	508	5.5	64	3.5	112	170
	Retail, wholesale and repairs	24,378	1,067	549	4.4	51	2.3	180	172
	Transport and storage	22,058	606	154	2.7	25	0.7	78	43
	Health, education and leisure	17,492	1,192	502	6.8	42	2.9	304	98
	Hotels and restaurants	8,870	1,490	675	16.8	45	7.6	334	131
	Utilities	8,406	88	23	1.0	26	0.3	3	3
	Other	33,490	2,661	1,217	7.9	46	3.6	792	391
	Latent	—	—	2,065	—	—	—	(545)	—
		494,068	42,257	20,551	8.6	49	4.2	7,241	4,527

	of which:
	UK
	- residential mortgages	106,388	2,262	431	2.1	19	0.4	180	25
	- personal lending	22,008	2,717	2,209	12.3	81	10.0	645	1,007
	- property	60,041	11,147	3,837	18.6	34	6.4	1,411	493
	- construction	7,589	1,427	560	18.8	39	7.4	187	228
	- other	132,548	4,635	2,943	3.5	63	2.2	514	655
	Europe
	- residential mortgages	18,946	2,205	713	11.6	32	3.8	467	10
	- personal lending	2,464	209	180	8.5	86	7.3	25	126
	- property	16,384	10,314	4,947	63.0	48	30.2	2,296	504
	- construction	1,754	362	185	20.6	51	10.5	(62)	—
	- other	34,497	4,261	2,873	12.4	67	8.3	1,267	293
	US
	- residential mortgages	23,237	770	240	3.3	31	1.0	426	481
	- personal lending	8,441	143	66	1.7	46	0.8	112	153
	- property	3,783	329	92	8.7	28	2.4	(2)	139
	- construction	457	121	10	26.5	8	2.2	9	16
	- other	37,015	517	895	1.4	173	2.4	(175)	180
	RoW
	- residential mortgages	702	33	12	4.7	36	1.7	3	—
	- personal lending	1,511	1	1	0.1	100	0.1	—	—
	- property	850	311	118	36.6	38	13.9	(36)	35
	- construction	69	33	6	47.8	18	8.7	6	—
	- other	15,384	460	233	3.0	51	1.5	(32)	182
	Group	494,068	42,257	20,551	8.6	49	4.2	7,241	4,527

	Banks	44,080	137	123	0.3	90	0.3	—	—

For the notes to this table refer to page 193.

Business review Risk and balance sheet management continued

Balance sheet analysis: REIL, provisions and AFS reserves continued
Sector and geographical regional analyses: Group continued

						Credit metrics
	2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
	Government (1)	8,452	—	—	—	—	—	—	—
	Finance	54,952	1,129	595	2.1	53	1.1	198	141
Personal	- mortgages	146,501	4,276	877	2.9	21	0.6	1,014	669
	- unsecured	37,472	3,544	2,894	9.5	82	7.7	1,370	1,577
	Property	90,403	19,584	6,736	21.7	34	7.5	4,682	1,009
	Construction	12,105	2,464	875	20.4	36	7.2	530	146
	Manufacturing	33,485	1,199	503	3.6	42	1.5	(92)	1,547
	Finance leases (2)	16,850	847	554	5.0	65	3.3	252	113
	Retail, wholesale and repairs	25,165	1,157	572	4.6	49	2.3	334	161
	Transport and storage	24,141	248	118	1.0	48	0.5	87	39
	Health, education and leisure	19,431	1,055	319	5.4	30	1.6	159	199
	Hotels and restaurants	9,681	1,269	504	13.1	40	5.2	321	106
	Utilities	10,046	91	23	0.9	25	0.2	14	7
	Other	37,168	1,643	863	4.4	53	2.3	409	316
	Latent	—	—	2,658	—	—	—	(121)	—
		525,852	38,506	18,091	7.3	47	3.4	9,157	6,030

	of which:
	UK
	- residential mortgages	101,593	2,062	314	2.0	15	0.3	169	17
	- personal lending	23,620	3,083	2,518	13.1	82	10.7	1,046	1,153
	- property	65,759	7,986	2,219	12.1	28	3.4	1,546	397
	- construction	9,424	1,747	605	18.5	35	6.4	371	110
	- other	142,651	3,815	2,895	2.7	76	2.0	826	594
	Europe
	- residential mortgages	20,094	1,551	301	7.7	19	1.5	221	6
	- personal lending	2,870	401	316	14.0	79	11.0	66	24
	- property	17,775	10,534	4,199	59.3	40	23.6	2,828	210
	- construction	1,887	667	255	35.3	38	13.5	138	2
	- other	41,280	3,229	2,156	7.8	67	5.2	633	1,414
	US
	- residential mortgages	24,201	640	253	2.6	40	1.0	615	645
	- personal lending	9,520	55	55	0.6	100	0.6	160	271
	- property	4,929	765	202	15.5	26	4.1	321	220
	- construction	520	50	15	9.6	30	2.9	26	34
	- other	35,868	820	1,118	2.3	136	3.1	(102)	490
	RoW
	- residential mortgages	613	23	9	3.8	39	1.5	9	1
	- personal lending	1,462	5	5	0.3	100	0.3	98	129
	- property	1,940	299	116	15.4	39	6.0	(13)	182
	- construction	274	—	—	—	—	—	(5)	—
	- other	19,572	774	540	4.0	70	2.8	204	131
	Group	525,852	38,506	18,091	7.3	47	3.4	9,157	6,030

	Banks	58,689	145	127	0.2	88	0.2	(13)	12

For the notes to this table refer to page 193.

Business review Risk and balance sheet management continued

Sector and geographical regional analyses: Core

						Credit metrics
	2012	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
	Government (1)	8,485	—	—	—	—	—	—	—
	Finance	39,658	185	149	0.5	81	0.4	54	338
Personal	- mortgages	146,770	6,229	1,691	4.2	27	1.2	786	234
	- unsecured	31,247	2,717	2,306	8.7	85	7.4	568	718
	Property	43,602	4,672	1,674	10.7	36	3.8	748	214
	Construction	6,020	757	350	12.6	46	5.8	119	60
	Manufacturing	22,234	496	225	2.2	45	1.0	118	63
	Finance leases (2)	9,201	159	107	1.7	67	1.2	35	41
	Retail, wholesale and repairs	20,842	791	439	3.8	55	2.1	181	129
	Transport and storage	14,590	440	112	3.0	25	0.8	72	21
	Health, education and leisure	15,770	761	299	4.8	39	1.9	109	67
	Hotels and restaurants	6,891	1,042	473	15.1	45	6.9	138	56
	Utilities	5,131	10	5	0.2	50	0.1	—	—
	Other	26,315	1,374	794	5.2	58	3.0	189	175
	Latent	—	—	1,325	—	—	—	(145)	—
		396,756	19,633	9,949	4.9	51	2.5	2,972	2,116

	of which:
	UK
	- residential mortgages	109,511	2,440	457	2.2	19	0.4	122	32
	- personal lending	20,443	2,454	2,133	12.0	87	10.4	474	594
	- property	35,532	2,777	896	7.8	32	2.5	395	181
	- construction	5,101	671	301	13.2	45	5.9	109	47
	- other	108,713	2,662	1,737	2.4	65	1.6	499	379
	Europe
	- residential mortgages	17,446	3,060	1,124	17.5	37	6.4	521	24
	- personal lending	1,540	143	138	9.3	97	9.0	29	11
	- property	4,896	1,652	685	33.7	41	14.0	350	6
	- construction	513	60	39	11.7	65	7.6	4	10
	- other	22,218	2,280	1,711	10.3	75	7.7	362	267
	US
	- residential mortgages	19,483	702	102	3.6	15	0.5	141	176
	- personal lending	8,209	119	34	1.4	29	0.4	65	112
	- property	2,847	112	13	3.9	12	0.5	3	27
	- construction	384	5	—	1.3	—	—	1	3
	- other	28,267	252	432	0.9	171	1.5	(111)	90
	RoW
	- residential mortgages	330	27	8	8.2	30	2.4	2	2
	- personal lending	1,055	1	1	0.1	100	0.1	—	1
	- property	327	131	80	40.1	61	24.5	—	—
	- construction	22	21	10	95.5	48	45.5	5	—
	- other	9,919	64	48	0.6	75	0.5	1	154
	Group	396,756	19,633	9,949	4.9	51	2.5	2,972	2,116

	Banks	30,917	133	113	0.4	85	0.4	23	29

For the notes to this table refer to page 193.

Business review Risk and balance sheet management continued

Balance sheet analysis: REIL, provisions and AFS reserves continued
Sector and geographical regional analyses: Core continued

						Credit metrics
	2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
	Government (1)	8,359	—	—	—	—	—	—	—
	Finance	48,598	745	579	1.5	78	1.2	207	44
Personal	- mortgages	144,171	4,890	1,216	3.4	25	0.8	776	198
	- unsecured	32,868	2,960	2,364	9.0	80	7.2	715	935
	Property	42,994	4,132	1,133	9.6	27	2.6	469	167
	Construction	7,197	841	286	11.7	34	4.0	179	143
	Manufacturing	23,708	490	242	2.1	49	1.0	106	125
	Finance leases (2)	8,440	172	110	2.0	64	1.3	31	68
	Retail, wholesale and repairs	22,039	679	345	3.1	51	1.6	208	119
	Transport and storage	16,581	342	60	2.1	18	0.4	47	29
	Health, education and leisure	16,073	691	257	4.3	37	1.6	170	55
	Hotels and restaurants	7,709	1,005	386	13.0	38	5.0	209	60
	Utilities	6,557	22	1	0.3	5	—	—	—
	Other	28,769	1,282	668	4.5	52	2.3	538	194
	Latent	—	—	1,418	—	—	—	(252)	—
		414,063	18,251	9,065	4.4	50	2.2	3,403	2,137

	of which:
	UK
	- residential mortgages	104,965	2,210	420	2.1	19	0.4	174	24
	- personal lending	21,881	2,680	2,179	12.2	81	10.0	657	828
	- property	35,431	2,984	744	8.4	25	2.1	378	114
	- construction	5,707	655	236	11.5	36	4.1	160	138
	- other	114,878	2,571	1,648	2.2	64	1.4	366	398
	Europe
	- residential mortgages	18,393	2,121	664	11.5	31	3.6	437	10
	- personal lending	1,972	143	125	7.3	87	6.3	(8)	22
	- property	4,846	1,037	365	21.4	35	7.5	162	10
	- construction	1,019	72	43	7.1	60	4.2	13	—
	- other	24,414	2,430	1,806	10.0	74	7.4	915	183
	US
	- residential mortgages	20,311	526	120	2.6	23	0.6	162	164
	- personal lending	7,505	136	59	1.8	43	0.8	66	85
	- property	2,413	111	24	4.6	22	1.0	16	43
	- construction	412	98	1	23.8	1	0.2	—	5
	- other	34,971	345	583	1.0	169	1.7	26	96
	RoW
	- residential mortgages	502	33	12	6.6	36	2.4	3	—
	- personal lending	1,510	1	1	0.1	100	0.1	—	—
	- property	304	—	—	—	—	—	(87)	—
	- construction	59	16	6	27.1	38	10.2	6	—
	- other	12,570	82	29	0.7	35	0.2	(43)	17
	Group	414,063	18,251	9,065	4.4	50	2.2	3,403	2,137

	Banks	43,374	136	122	0.3	90	0.3	—	—

For the notes to this table refer to page 193.

Business review Risk and balance sheet management continued

						Credit metrics
	2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
	Government (1)	6,781	—	—	—	—	—	—	—
	Finance	47,161	567	402	1.2	71	0.9	191	53
Personal	- mortgages	140,359	3,999	693	2.8	17	0.5	578	243
	- unsecured	33,581	3,131	2,545	9.3	81	7.6	1,157	1,271
	Property	42,455	3,287	818	7.7	25	1.9	739	98
	Construction	8,680	610	222	7.0	36	2.6	189	38
	Manufacturing	25,797	555	266	2.2	48	1.0	119	124
	Finance leases (2)	8,321	244	140	2.9	57	1.7	63	42
	Retail, wholesale and repairs	21,974	611	259	2.8	42	1.2	199	103
	Transport and storage	15,946	112	40	0.7	36	0.3	40	35
	Health, education and leisure	17,456	507	134	2.9	26	0.8	145	64
	Hotels and restaurants	8,189	741	236	9.0	32	2.9	165	49
	Utilities	7,098	22	3	0.3	14	—	1	—
	Other	29,053	677	329	2.3	49	1.1	161	103
	Latent	—	—	1,653	—	—	—	(5)	—
		412,851	15,063	7,740	3.6	51	1.9	3,742	2,223

	of which:
	UK
	- residential mortgages	99,928	2,010	307	2.0	15	0.3	164	16
	- personal lending	23,035	2,888	2,341	12.5	81	10.2	1,033	1,142
	- property	34,970	2,454	500	7.0	20	1.4	394	43
	- construction	7,041	536	183	7.6	34	2.6	148	29
	- other	113,415	2,031	1,480	1.8	73	1.3	541	289
	Europe
	- residential mortgages	19,473	1,506	280	7.7	19	1.4	184	6
	- personal lending	2,270	203	164	8.9	81	7.2	43	19
	- property	5,139	631	240	12.3	38	4.7	241	1
	- construction	1,014	67	32	6.6	48	3.2	35	(1)
	- other	27,759	1,444	1,268	5.2	88	4.6	438	85
	US
	- residential mortgages	20,548	460	97	2.2	21	0.5	225	221
	- personal lending	6,816	35	35	0.5	100	0.5	81	110
	- property	1,611	144	43	8.9	30	2.7	84	54
	- construction	442	7	7	1.6	100	1.6	6	10
	- other	31,848	381	642	1.2	169	2.0	29	161
	RoW
	- residential mortgages	410	23	9	5.6	39	2.2	5	—
	- personal lending	1,460	5	5	0.3	100	0.3	—	—
	- property	735	58	35	7.9	60	4.8	20	—
	- construction	183	—	—	—	—	—	—	—
	- other	14,754	180	72	1.2	40	0.5	71	38
	Group	412,851	15,063	7,740	3.6	51	1.9	3,742	2,223

	Banks	57,033	144	126	0.3	88	0.2	(5)	1

For the notes to this table refer to page 193.

Business review Risk and balance sheet management continued

Balance sheet analysis: REIL, provisions and AFS reserves continued
Sector and geographical regional analyses: Non-Core

						Credit metrics
	2012	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
	Government (1)	1,368	—	—	—	—	—	—	—
	Finance	2,540	407	168	16.0	41	6.6	91	42
Personal	- mortgages	2,855	320	133	11.2	42	4.7	162	227
	- unsecured	965	186	103	19.3	55	10.7	63	75
	Property	28,617	16,551	8,185	57.8	49	28.6	1,464	866
	Construction	2,029	726	290	35.8	40	14.3	(25)	122
	Manufacturing	1,553	259	132	16.7	51	8.5	16	140
	Finance leases (2)	4,408	283	187	6.4	66	4.2	9	222
	Retail, wholesale and repairs	1,094	352	205	32.2	58	18.7	49	47
	Transport and storage	3,751	394	224	10.5	57	6.0	217	81
	Health, education and leisure	935	429	222	45.9	52	23.7	35	33
	Hotels and restaurants	986	555	253	56.3	46	25.7	38	46
	Utilities	1,500	108	16	7.2	15	1.1	(4)	—
	Other	3,742	803	446	21.5	56	11.9	133	220
	Latent	—	—	635	—	—	—	72	—
		56,343	21,373	11,199	37.9	52	19.9	2,320	2,121

	of which:
	UK
	- residential mortgages	19	—	—	—	—	—	—	—
	- personal lending	55	23	19	41.8	83	34.5	5	16
	- property	18,198	7,744	3,048	42.6	39	16.7	569	309
	- construction	1,406	494	182	35.1	37	12.9	(9)	111
	- other	13,316	1,067	874	8.0	82	6.6	175	444
	Europe
	- residential mortgages	390	32	27	8.2	84	6.9	5	26
	- personal lending	365	83	70	22.7	84	19.2	9	2
	- property	9,738	8,695	5,081	89.3	58	52.2	914	435
	- construction	619	229	107	37.0	47	17.3	(15)	2
	- other	5,206	2,171	1,285	41.7	59	24.7	455	272
	US
	- residential mortgages	2,446	288	106	11.8	37	4.3	157	201
	- personal lending	539	80	14	14.8	18	2.6	44	50
	- property	496	58	16	11.7	28	3.2	(14)	56
	- construction	4	3	1	75.0	33	25.0	(1)	9
	- other	1,087	100	198	9.2	198	18.2	25	59
	RoW
	- residential mortgages	—	—	—	—	—	—	—	—
	- personal lending	6	—	—	—	—	—	5	7
	- property	185	54	40	29.2	74	21.6	(5)	66
	- construction	—	—	—	—	—	—	—	—
	- other	2,268	252	131	11.1	52	5.8	1	56
	Group	56,343	21,373	11,199	37.9	52	19.9	2,320	2,121

	Banks	477	1	1	0.2	100	0.2	—	—
For the notes to this table refer to page 193.

Business review Risk and balance sheet management continued

						Credit metrics
	2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
	Government (1)	1,383	—	—	—	—	—	—	—
	Finance	3,272	317	147	9.7	46	4.5	(118)	43
Personal	- mortgages	5,102	380	180	7.4	47	3.5	300	318
	- unsecured	1,556	110	92	7.1	84	5.9	67	351
	Property	38,064	17,969	7,861	47.2	44	20.7	3,200	1,004
	Construction	2,672	1,102	475	41.2	43	17.8	(39)	101
	Manufacturing	4,931	423	283	8.6	67	5.7	121	90
	Finance leases (2)	6,059	622	398	10.3	64	6.6	81	102
	Retail, wholesale and repairs	2,339	388	204	16.6	53	8.7	(28)	53
	Transport and storage	5,477	264	94	4.8	36	1.7	31	14
	Health, education and leisure	1,419	501	245	35.3	49	17.3	134	43
	Hotels and restaurants	1,161	485	289	41.8	60	24.9	125	71
	Utilities	1,849	66	22	3.6	33	1.2	3	3
	Other	4,721	1,379	549	29.2	40	11.6	254	197
	Latent	—	—	647	—	—	—	(293)	—
		80,005	24,006	11,486	30.0	48	14.4	3,838	2,390

	of which:
	UK
	- residential mortgages	1,423	52	11	3.7	21	0.8	6	1
	- personal lending	127	37	30	29.1	81	23.6	(12)	179
	- property	24,610	8,163	3,093	33.2	38	12.6	1,033	379
	- construction	1,882	772	324	41.0	42	17.2	27	90
	- other	17,670	2,064	1,295	11.7	63	7.3	148	257
	Europe
	- residential mortgages	553	84	49	15.2	58	8.9	30	—
	- personal lending	492	66	55	13.4	83	11.2	33	104
	- property	11,538	9,277	4,582	80.4	49	39.7	2,134	494
	- construction	735	290	142	39.5	49	19.3	(75)	—
	- other	10,083	1,831	1,067	18.2	58	10.5	352	110
	US
	- residential mortgages	2,926	244	120	8.3	49	4.1	264	317
	- personal lending	936	7	7	0.7	100	0.7	46	68
	- property	1,370	218	68	15.9	31	5.0	(18)	96
	- construction	45	23	9	51.1	39	20.0	9	11
	- other	2,044	172	312	8.4	181	15.3	(201)	84
	RoW
	- residential mortgages	200	—	—	—	—	—	—	—
	- personal lending	1	—	—	—	—	—	—	—
	- property	546	311	118	57.0	38	21.6	51	35
	- construction	10	17	—	170.0	—	—	—	—
	- other	2,814	378	204	13.4	54	7.2	11	165
	Group	80,005	24,006	11,486	30.0	48	14.4	3,838	2,390

	Banks	706	1	1	0.1	100	0.1	—	—

For the notes to this table refer to page 193.

Business review Risk and balance sheet management continued

Balance sheet analysis: REIL, provisions and AFS reserves continued
Sector and geographical regional analyses: Non-Core continued

						Credit metrics
	2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
	Government (1)	1,671	—	—	—	—	—	—	—
	Finance	7,791	562	193	7.2	34	2.5	7	88
Personal	- mortgages	6,142	277	184	4.5	66	3.0	436	426
	- unsecured	3,891	413	349	10.6	85	9.0	213	306
	Property	47,948	16,297	5,918	34.0	36	12.3	3,943	911
	Construction	3,425	1,854	653	54.1	35	19.1	341	108
	Manufacturing	7,688	644	237	8.4	37	3.1	(211)	1,423
	Finance leases (2)	8,529	603	414	7.1	69	4.9	189	71
	Retail, wholesale and repairs	3,191	546	313	17.1	57	9.8	135	58
	Transport and storage	8,195	136	78	1.7	57	1.0	47	4
	Health, education and leisure	1,975	548	185	27.7	34	9.4	14	135
	Hotels and restaurants	1,492	528	268	35.4	51	18.0	156	57
	Utilities	2,948	69	20	2.3	29	0.7	13	7
	Other	8,115	966	534	11.9	55	6.6	248	213
	Latent	—	—	1,005	—	—	—	(116)	—
		113,001	23,443	10,351	20.7	44	9.2	5,415	3,807

	of which:
	UK
	- residential mortgages	1,665	52	7	3.1	13	0.4	5	1
	- personal lending	585	195	177	33.3	91	30.3	13	11
	- property	30,789	5,532	1,719	18.0	31	5.6	1,152	354
	- construction	2,383	1,211	422	50.8	35	17.7	223	81
	- other	29,236	1,784	1,415	6.1	79	4.8	285	305
	Europe
	- residential mortgages	621	45	21	7.2	47	3.4	37	—
	- personal lending	600	198	152	33.0	77	25.3	23	5
	- property	12,636	9,903	3,959	78.4	40	31.3	2,587	209
	- construction	873	600	223	68.7	37	25.5	103	3
	- other	13,521	1,785	888	13.2	50	6.6	195	1,329
	US
	- residential mortgages	3,653	180	156	4.9	87	4.3	390	424
	- personal lending	2,704	20	20	0.7	100	0.7	79	161
	- property	3,318	621	159	18.7	26	4.8	237	166
	- construction	78	43	8	55.1	19	10.3	20	24
	- other	4,020	439	476	10.9	108	11.8	(131)	329
	RoW
	- residential mortgages	203	—	—	—	—	—	4	1
	- personal lending	2	—	—	—	—	—	98	129
	- property	1,205	241	81	20.0	34	6.7	(33)	182
	- construction	91	—	—	—	—	—	(5)	—
	- other	4,818	594	468	12.3	79	9.7	133	93
	Group	113,001	23,443	10,351	20.7	44	9.2	5,415	3,807

	Banks	1,654	1	1	0.1	100	0.1	(8)	11

Notes:
(1)	Includes central and local government.
(2)	Includes instalment credit.

Business review Risk and balance sheet management continued

Provisions and AFS reserves methodology
The Group's consumer portfolios, which consist of high volume, small value credits, have highly efficient largely automated processes for identifying problem credits and very short timescales, typically three months, before resolution or adoption of various recovery methods. Corporate portfolios consist of higher value, lower volume credits, which tend to be structured to meet individual customer requirements.

Provisions are assessed on a case by case basis by experienced specialists with input from professional valuers and accountants. The Group operates a transparent provisions governance framework, setting thresholds to trigger enhanced oversight and challenge.

Analyses of provisions are set out on pages 195 to 197.

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

The Group reviews its portfolios of available-for-sale financial assets for evidence of impairment, which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and it becoming probable that the issuer will enter bankruptcy or other financial reorganisation. However, the disappearance of an active market because an entity’s financial instruments are no longer publicly traded is not evidence of impairment. Furthermore, a downgrade of an entity’s credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information. A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment. Determining whether objective evidence of impairment exists requires the exercise of management judgement. The unrecognised losses on the Group’s available-for-sale debt securities are concentrated in its portfolios of mortgage-backed securities. The losses reflect the widening of credit spreads as a result of the reduced market liquidity in these securities and the current uncertain macroeconomic outlook in the US and Europe. The underlying securities remain unimpaired.

Analyses of AFS debt securities and related AFS reserves are set out on page 199.

REIL flow statement
REIL are stated without giving effect to any security held that could reduce the eventual loss should it occur or to any provisions marked.

	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	US Retail & Commercial	Markets	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2012	4,599	5,001	211	1,632	5,523	1,007	414	18,387	24,007	42,394
Currency translation and other adjustments	53	(6)	(1)	(227)	(115)	(47)	184	(159)	(487)	(646)
Additions	1,771	4,362	111	286	3,299	660	56	10,545	5,800	16,345
Transfers (1)	(33)	7	—	(110)	—	—	6	(130)	70	(60)
Transfer to performing book	—	(133)	(8)	(624)	—	—	(75)	(840)	(1,035)	(1,875)
Repayments	(1,222)	(3,265)	(50)	(90)	(1,102)	(83)	(80)	(5,892)	(4,860)	(10,752)
Amounts written-off	(599)	(514)	(15)	(445)	(72)	(391)	(109)	(2,145)	(2,121)	(4,266)
At 31 December 2012	4,569	5,452	248	422	7,533	1,146	396	19,766	21,374	41,140

Non-Core (by donating divisions)	UK Corporate	International Banking	Ulster Bank	US Retail & Commercial	Other	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2012	3,685	8,051	11,675	486	110	24,007
Currency translation and other adjustments	(57)	(104)	(231)	(20)	(75)	(487)
Additions	1,542	2,210	1,713	323	12	5,800
Transfers	11	59	—	—	—	70
Transfer to performing book	(171)	(863)	—	—	(1)	(1,035)
Repayments	(1,798)	(1,379)	(1,618)	(62)	(3)	(4,860)
Amounts written-off	(590)	(1,067)	(140)	(309)	(15)	(2,121)
At 31 December 2012	2,622	6,907	11,399	418	28	21,374

Note:
(1)	Represents transfers to/from REIL from/to potential problem loans.

Business review Risk and balance sheet management continued

Balance sheet analysis: REIL, provisions and AFS reserves continued
REIL and PPLs summary
The table below analyses REIL between UK and overseas, based on the location of the lending office.

	2012			2011			2010
	Core £m	Non-Core £m	Total £m	Core £m	Non-Core £m	Total £m	Core £m	Non-Core £m	Total £m
Impaired loans
- UK	9,332	9,081	18,413	9,754	10,580	20,334	8,575	7,835	16,410
- overseas	8,219	11,867	20,086	6,839	12,885	19,724	4,936	14,408	19,344
	17,551	20,948	38,499	16,593	23,465	40,058	13,511	22,243	35,754

Accruing loans past due 90 days or more
- UK	1,759	248	2,007	1,430	508	1,938	1,434	939	2,373
- overseas	456	178	634	364	34	398	262	262	524
	2,215	426	2,641	1,794	542	2,336	1,696	1,201	2,897
Total REIL	19,766	21,374	41,140	18,387	24,007	42,394	15,207	23,444	38,651

REIL as a % of gross loans and advances (1)	4.9%	38.2%	9.1%	4.4%	30.1%	8.6%	3.7%	20.8%	7.3%
Provisions as a % of REIL	51%	52%	52%	50%	48%	49%	52%	44%	47%

Note:
(1)	Includes disposal groups but excludes reverse repos.

Past due analysis
The table below shows loans and advances to customers that were past due at the balance sheet date but are not considered impaired.

	2012			2011			2010
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Past due 1-29 days	5,349	250	5,599	5,722	724	6,446	6,401	822	7,223
Past due 30-59 days	1,062	55	1,117	1,556	171	1,727	1,725	392	2,117
Past due 60-89 days	1,151	26	1,177	975	107	1,082	922	271	1,193
Past due 90 days or more	2,215	426	2,641	1,794	542	2,336	1,696	1,201	2,897
	9,777	757	10,534	10,047	1,544	11,591	10,744	2,686	13,430

Impairment provisions flow statement
The movement in loan impairment provisions by division is shown in the table below.

	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	US R&C (1)	Total R&C (1)	Markets	Central Items	Total Core	Non-Core	RFS MI	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2012	2,679	2,061	81	851	2,749	455	8,876	311	—	9,187	11,487	—	20,674
Currency translation and other adjustments	12	87	—	(131)	(54)	53	(33)	77	—	44	(369)	—	(325)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	(1)	(4)	(5)
Amounts written-off	(599)	(514)	(15)	(445)	(72)	(391)	(2,036)	(109)	—	(2,145)	(2,121)	—	(4,266)
Recoveries of amounts previously written-off	96	18	—	9	2	85	210	1	—	211	130	—	341
Charged to income statement
- continuing operations	529	836	46	111	1,364	83	2,969	25	1	2,995	2,320	—	5,315
- discontinued operations	—	—	—	—	—	—	—	—	—	—	—	4	4
Unwind of discount (2)	(88)	(56)	(3)	(4)	(79)	—	(230)	—	—	(230)	(246)	—	(476)
At 31 December 2012	2,629	2,432	109	391	3,910	285	9,756	305	1	10,062	11,200	—	21,262

Individually assessed
- banks	—	—	—	6	—	—	6	107	—	113	1	—	114
- customers	—	1,024	96	270	1,213	46	2,649	189	1	2,839	9,805	—	12,644
Collectively assessed	2,439	1,111	—	—	2,110	125	5,785	—	—	5,785	757	—	6,542
Latent	190	297	13	115	587	114	1,316	9	—	1,325	637	—	1,962
	2,629	2,432	109	391	3,910	285	9,756	305	1	10,062	11,200	—	21,262

For the notes to these tables refer to page 197.

Business review Risk and balance sheet management continued

	Non-Core (by donating division)
	UK Corporate	International Banking	Ulster Bank	US R&C (1)	Other	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2012	1,633	3,027	6,363	416	48	11,487
Currency translation and other adjustments	(100)	(58)	(107)	(89)	(15)	(369)
Disposal of subsidiaries	—	—	—	(1)	—	(1)
Amounts written-off	(590)	(1,067)	(140)	(309)	(15)	(2,121)
Recoveries of amounts previously written-off	21	38	4	63	4	130
Charged to income statement
- continuing operations	241	913	983	177	6	2,320
Unwind of discount (2)	(38)	(38)	(170)	—	—	(246)
At 31 December 2012	1,167	2,815	6,933	257	28	11,200

Individually assessed
- banks	—	1	—	—	—	1
- customers	688	2,604	6,481	24	8	9,805
Collectively assessed	422	—	225	92	18	757
Latent	57	210	227	141	2	637
	1,167	2,815	6,933	257	28	11,200

	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	US R&C (1)	Total R&C (1)	Markets	Total Core	Non-Core	RFS MI	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2011	2,741	1,746	66	855	1,633	509	7,550	316	7,866	10,352	—	18,218
Intra-group transfers	—	177	—	—	—	—	177	—	177	(177)	—	—
Currency translation and other adjustments	—	25	3	(37)	(79)	(5)	(93)	17	(76)	(225)	—	(301)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	8	8
Amounts written-off	(823)	(658)	(11)	(125)	(124)	(373)	(2,114)	(23)	(2,137)	(2,390)	—	(4,527)
Recoveries of amounts previously written-off	69	17	—	3	1	76	166	1	167	360	—	527
Charged to income statement
- continuing operations	788	790	25	168	1,384	248	3,403	—	3,403	3,838	—	7,241
- discontinued operations	—	—	—	—	—	—	—	—	—	—	(8)	(8)
Unwind of discount (2)	(96)	(36)	(2)	(13)	(66)	—	(213)	—	(213)	(271)	—	(484)
At 31 December 2011	2,679	2,061	81	851	2,749	455	8,876	311	9,187	11,487	—	20,674

Individually assessed
- banks	—	—	2	44	—	—	46	76	122	1	—	123
- customers	—	838	70	637	991	73	2,609	224	2,833	9,965	—	12,798
Collectively assessed	2,474	894	—	2	1,282	162	4,814	—	4,814	874	—	5,688
Latent	205	329	9	168	476	220	1,407	11	1,418	647	—	2,065
	2,679	2,061	81	851	2,749	455	8,876	311	9,187	11,487	—	20,674

For the notes to these tables refer to page 197.

Business review Risk and balance sheet management continued

Balance sheet analysis: REIL, provisions and AFS reserves continued

	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	US R&C (1)	Total R&C (1)	Markets	Total Core	Non-Core	RFS MI	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2010	2,677	1,287	55	1,139	962	482	6,602	319	6,921	8,553	2,110	17,584
Transfers to disposal groups	—	—	—	—	—	—	—	—	—	(72)	—	(72)
Intra-group transfers	—	—	—	(217)	(351)	—	(568)	—	(568)	568	—	—
Currency translation and other adjustments	—	71	4	(98)	(22)	20	(25)	9	(16)	(206)	—	(222)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	(20)	(2,152)	(2,172)
Amounts written-off	(1,135)	(357)	(9)	(92)	(48)	(550)	(2,191)	(33)	(2,224)	(3,818)	—	(6,042)
Recoveries of amounts previously written-off	128	8	—	2	1	72	211	2	213	198	—	411
Charged to income statement
- continuing operations	1,160	768	18	125	1,161	485	3,717	20	3,737	5,407	—	9,144
- discontinued operations	—	—	—	—	—	—	—	—	—	—	42	42
Unwind of discount (2)	(89)	(31)	(2)	(4)	(70)	—	(196)	(1)	(197)	(258)	—	(455)
At 31 December 2010	2,741	1,746	66	855	1,633	509	7,550	316	7,866	10,352	—	18,218

Individually assessed
- banks	—	—	2	46	—	—	48	78	126	1	—	127
- customers	—	546	57	572	502	56	1,733	215	1,948	8,176	—	10,124
Collectively assessed	2,526	703	—	—	733	177	4,139	—	4,139	1,170	—	5,309
Latent	215	497	7	237	398	276	1,630	23	1,653	1,005	—	2,658
	2,741	1,746	66	855	1,633	509	7,550	316	7,866	10,352	—	18,218

Notes:
(1)	Retail & Commercial.
(2)	Recognised in interest income.

Impairment provisions
The table below analyses impairment provisions in respect of loans and advances to banks and customers.

	2012			2011			2010
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Individually assessed	2,839	9,805	12,644	2,833	9,965	12,798	1,948	8,176	10,124
Collectively assessed	5,785	757	6,542	4,814	874	5,688	4,139	1,170	5,309
Latent loss	1,325	637	1,962	1,418	647	2,065	1,653	1,005	2,658
Loans and advances to customers	9,949	11,199	21,148	9,065	11,486	20,551	7,740	10,351	18,091
Loans and advances to banks	113	1	114	122	1	123	126	1	127
Total provisions	10,062	11,200	21,262	9,187	11,487	20,674	7,866	10,352	18,218

Provisions as a % of REIL	51%	52%	52%	50%	48%	49%	52%	44%	47%
Customer provisions as a % of customer loans (1)	2.5%	20.0%	4.7%	2.2%	14.4%	4.2%	1.9%	9.1%	3.4%

Note:
(1)	Includes disposal groups and excludes reverse repos.

Key points
•	Within Core, the increase in collectively assessed provisions related primarily to Ulster Bank’s mortgage and corporate portfolio reflecting a continuation of difficult conditions in Ireland.

•	Non-Core individually assessed provisions decreased by £0.2 billion, principally reflecting write-offs in Markets and UK Corporate.

Business review Risk and balance sheet management continued

Impairment charge analysis
The table below analyses the impairment charge for loans and securities.

	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	US R&C (1)	Total R&C (1)	Markets	Central Items	Total Core	Non-Core	Group
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Individually assessed	—	554	42	136	457	15	1,205	28	1	1,233	1,936	3,169
Collectively assessed	544	317	—	(1)	787	237	1,884	—	—	1,884	312	2,196
Latent loss	(15)	(35)	4	(47)	120	(169)	(143)	(3)	—	(145)	72	(73)
Loans to customers	529	836	46	88	1,364	83	2,946	25	1	2,972	2,320	5,292
Loans to banks	—	—	—	23	—	—	23	—	—	23	—	23
Securities - other	—	2	—	—	—	8	10	12	39	61	(97)	(36)
Charge to income statement	529	838	46	111	1,364	91	2,979	37	40	3,056	2,223	5,279

2011
Individually assessed	—	612	24	233	637	64	1,570	10	—	1,580	3,615	5,195
Collectively assessed	798	392	—	—	655	230	2,075	—	—	2,075	516	2,591
Latent loss	(10)	(213)	1	(65)	92	(46)	(241)	(11)	—	(252)	(293)	(545)
Loans to customers	788	791	25	168	1,384	248	3,404	(1)	—	3,403	3,838	7,241
Securities
- sovereign debt (2)	—	—	—	—	—	—	—	—	1,268	1,268	—	1,268
- other	—	2	—	—	—	78	80	39	(2)	117	83	200
Charge to income statement	788	793	25	168	1,384	326	3,484	38	1,266	4,788	3,921	8,709

Notes:
(1)	Retail & Commercial.
(2)	Includes related interest rate hedge instruments.

	Non-Core (by donating division)
	UK Corporate	International Banking	Ulster Bank	US R&C (1)	Other	Total
2012	£m	£m	£m	£m	£m	£m
Individually assessed	206	913	842	(25)	—	1,936
Collectively assessed	71	—	25	208	8	312
Latent loss	(37)	1	116	(6)	(2)	72
Loans to customers	240	914	983	177	6	2,320
Securities	—	(97)	—	—	—	(97)
Charge to income statement	240	817	983	177	6	2,223

2011
Individually assessed	512	679	2,426	(3)	1	3,615
Collectively assessed	129	—	29	372	(14)	516
Latent loss	(113)	—	(106)	(66)	(8)	(293)
Loans to customers	528	679	2,349	303	(21)	3,838
Securities	—	78	—	—	5	83
Charge to income statement	528	757	2,349	303	(16)	3,921

Notes:
(1)	Retail & Commercial.

Business review Risk and balance sheet management continued

Balance sheet analysis: REIL, provisions and AFS reserves continued
The tables below analyses the impairment charge for loans and securities.

		2012			2011			2010
		Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
		£m	£m	£m	£m	£m	£m	£m	£m	£m
	Individually assessed	1,233	1,936	3,169	1,580	3,615	5,195	1,489	4,719	6,208
	Collectively assessed	1,884	312	2,196	2,075	516	2,591	2,258	812	3,070
	Latent loss	(145)	72	(73)	(252)	(293)	(545)	(5)	(116)	(121)
	Loans to customers	2,972	2,320	5,292	3,403	3,838	7,241	3,742	5,415	9,157
	Loans to banks	23	—	23	—	—	—	(5)	(8)	(13)
Securities	- sovereign debt (1)	—	—	—	1,268	—	1,268	—	—	—
	- other	61	(97)	(36)	117	83	200	44	68	112
	Charge to income statement	3,056	2,223	5,279	4,788	3,921	8,709	3,781	5,475	9,256

	Charge as a % of gross loans (1)	0.7%	4.2%	1.2%	0.8%	4.8%	1.5%	0.9%	4.8%	1.7%

Notes:
(1)	Includes related interest rate hedge adjustments.
(2)	Customer loan impairment charge as a percentage of gross loans and advances to customers including assets of disposal groups and excluding reverse repurchase agreements.

	2012			2011			2010
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loan impairment losses
- customers	2,972	2,320	5,292	3,403	3,838	7,241	3,742	5,415	9,157
- banks	23	—	23	—	—	—	(5)	(8)	(13)
	2,995	2,320	5,315	3,403	3,838	7,241	3,737	5,407	9,144

Impairment losses on securities
- debt securities	47	(114)	(67)	1,381	52	1,433	40	41	81
- equity securities	14	17	31	4	31	35	4	27	31
	61	(97)	(36)	1,385	83	1,468	44	68	112

Charge to income statement	3,056	2,223	5,279	4,788	3,921	8,709	3,781	5,475	9,256

Potential problem loans
Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2012	2011	2010
	£m	£m	£m
Potential problem loans	807	739	633

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

AFS reserves
The table below analyses available-for-sale debt securities and related reserves, gross of tax.

	2012				2011				2010
	UK	US	Other (1)	Total	UK	US	Other (1)	Total	UK	US	Other (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	9,774	19,046	16,155	44,975	13,436	20,848	25,552	59,836	8,377	22,244	32,865	63,486
Banks	1,085	357	7,419	8,861	1,391	376	11,408	13,175	4,297	704	11,981	16,982
Other financial institutions	2,861	10,613	10,416	23,890	3,100	17,453	11,199	31,752	1,662	15,973	11,513	29,148
Corporate	1,318	719	1,130	3,167	1,105	131	1,299	2,535	438	65	1,011	1,514
Total	15,038	30,735	35,120	80,893	19,032	38,808	49,458	107,298	14,774	38,986	57,370	111,130

Of which ABS	3,558	14,209	12,976	30,743	3,659	20,256	16,820	40,735	4,002	20,872	17,641	42,515

AFS reserves (gross)	667	763	(1,277)	153	845	486	(1,815)	(484)	158	(304)	(2,559)	(2,705)

Note:
(1)	Includes eurozone countries as detailed in the Country risk section (page 246).

Refer to Country risk section for additional analysis on eurozone country by country AFS reserves.

Business review Risk and balance sheet management continued

AFS gross unrealised losses
The table below shows the fair value of available-for-sale debt securities that were in an unrealised loss position at 31 December and the related gross unrealised losses.

	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealised losses	Fair value	Gross unrealised losses	Fair value	Gross unrealised losses
2012	£m	£m	£m	£m	£m	£m
Central and local government
- US	59	1	—	—	59	1
- other	1,625	2	145	12	1,770	14
Banks	398	2	3,466	507	3,864	509
Other financial institutions	248	19	7,686	1,300	7,934	1,319
Corporate	346	4	4	—	350	4
Total	2,676	28	11,301	1,819	13,977	1,847

Of which ABS	398	20	10,999	1,797	11,397	1,817

2011
Central and local government - other	2,878	65	778	106	3,656	171
Banks	3,924	49	5,676	789	9,600	838
Other financial institutions	472	41	6,504	2,345	6,976	2,386
Corporate	204	11	78	2	282	13
Total	7,478	166	13,036	3,242	20,514	3,408

Of which ABS	878	54	11,908	3,104	12,786	3,158

2010
Central and local government
- UK	716	10	—	—	716	10
- US	74	1	163	1	237	2
- Other	4,328	6	1,738	612	6,066	618
Banks	1,655	16	6,202	770	7,857	786
Other financial institutions	2,993	73	6,972	2,553	9,965	2,626
Corporate	163	32	114	23	277	55
Total	9,929	138	15,189	3,959	25,118	4,097

Of which ABS	2,519	101	12,867	3,296	15,386	3,397

Market risk
202	Introduction
202	Governance
202	Risk measurement
202	Key principles
203	Risk appetite
203	Risk models
205	Stress testing
205	Pricing models
206	Market risk analyses
206	Trading revenues
207	Daily VaR graph
207	Trading book
208	VaR non-trading portfolios
208	VaR
209	Structured credit portfolio
209	Market risk capital
209	Minimum capital requirements
210	IRC by rating and product category
210	Securitisation positions in the trading book

Business review Risk and balance sheet management continued

Market risk
Introduction
Market risk arises from fluctuations in interest rates, foreign currency, credit spreads, equity prices, commodity prices and risk related factors such as market volatilities. The Group manages market risk within its trading and non-trading portfolios through a comprehensive market risk management framework. This control framework includes qualitative and quantitative guidance in the form of comprehensive policy statements, dealing authorities, limits based on, but not limited to, value-at-risk (VaR), stressed VaR (SVaR), stress testing and sensitivity analyses.

Governance
Business structure
The primary focus of the Group’s trading activities is to provide an extensive range of financing, risk management and investment services to its customers, including major corporations and financial institutions around the world. The Group undertakes these activities organised within the principal business lines: money markets; rates flow trading; currencies and commodities; equities; credit markets; and portfolio management and origination.

Financial instruments held in the Group’s trading portfolios include, but are not limited to: debt securities; loans; deposits; equities; securities sale and repurchase agreements and derivative financial instruments.

The Group undertakes transactions in financial instruments that are traded or cleared on an exchange, including interest rate swaps, futures and options. Holders of exchange traded instruments provide margin on a daily basis with cash or other security at the exchange.

The Group also undertakes transactions in financial instruments that are traded over-the-counter rather than on a recognised exchange. These instruments range from commoditised transactions in derivative markets, to trades where the specific terms are tailored to meet customer requirements.

In 2011, RBS Group announced plans to transfer a substantial part of its business from RBS N.V. to RBS plc, in an effort to simplify the structure and reduce risk. During 2012, a substantial part of the business was transferred to RBS plc. A key element of this was the Financial Services Authority (FSA) approval of the Netherlands trading branch location into the scope of the regulatory models.

Organisation structure
Independent oversight and support is provided to the divisions by the Global Head of Market & Insurance Risk, assisted by the Group and divisional market risk teams. The head of each division, assisted by a divisional market risk management team, is accountable for all market risks associated with its activities. The Global Market Risk Committee reviews and makes recommendations concerning the market risk profile across the Group, including risk appetite, risk policy, models, methodology and market risk development issues. The committee meets quarterly and is chaired by the Global Head of Market & Insurance Risk. Attendees include respective divisional market risk managers and Group Market Risk.

Regulatory Risk
Trading activities will indirectly be impacted by regulatory proposals that will change market participants behaviours. These are discussed in more detail in the Regulatory risk section (refer to page 244). Developments specific to market risk include the Fundamental Review of the Trading Book (FRTB) and the Fundamental Review of the Securitisation Treatments. The FRTB remains at a conceptual stage and there is currently insufficient practical detail available to provide a meaningful assessment of what may eventually be implemented. The Basel Committee's review of the treatment of securitisation positions is further advanced and the Group is currently reviewing how it can participate to assess the impact on trading book activities.

Risk measurement
Key principles
The Group’s qualitative market risk appetite is set out in policy statements, which outline the governance, responsibilities and requirements surrounding the identification, measurement, analysis, management and communication of market risk arising from the trading and non-trading investment activities of the Group. All teams involved in the management and control of market risk are required to fully comply with the policy statements to ensure the Group is not exposed to market risk beyond the qualitative and quantitative risk appetite. The control framework covers the following principles:

•	Clearly defined responsibilities and authorities for the primary groups involved in market risk management in the Group;

•	An independent market risk management process;

•	Daily monitoring, analysis and reporting of market risk exposures against market risk limits;

•	Clearly defined limit structure and escalation process in the event of a market risk limit excess;

•	A market risk measurement methodology that captures correlation effects and allows aggregation of market risk across risk types, markets and business lines;

•	Use of VaR as a measure of the one-day and SVaR as a measure of the ten-day market risk exposure of all trading positions;

•	Use of non-VaR based limits and other controls;

•
Use of stress testing and scenario analysis to support the market risk measurement and risk management process by assessing how portfolios and global business lines perform under extreme market conditions;

•	Use of back-testing as a diagnostic tool to assess the accuracy of the VaR model and other risk management techniques;

•	Adherence to the risks not in VaR framework to identify, quantify and capitalise risks not captured within the VaR model; and

•	A product approval process that requires market risk teams to assess and quantify market risk associated with proposed new products.

Business review Risk and balance sheet management continued

Market risk: Risk measurement continued
Risk appetite*
The Executive Risk Forum (ERF) approves the quantitative market risk appetite for trading and non-trading activities. The Global Head of Market & Insurance Risk, under delegated authority from the ERF, sets and populates a limit framework, which is cascaded down through legal entity, division, business and desk level market risk limits.

At the Group level, the risk appetite is expressed in the form of a combination of VaR, SVaR, sensitivity and stress testing limits.

A daily report summarises the Group’s market risk exposures against the agreed limits. This daily report is sent to the Head of Restructuring & Risk, Global Head of Market & Insurance Risk, divisional Chief Risk Officers and appropriate divisional market risk managers.

Legal entities, divisions and lower levels in the business also have an appropriate market risk framework of controls and limits in place to cover all material market risk exposures.

The specific market risk metrics that are appropriate for controlling the positions of a desk will be more granular than the Group level limits and tailored to the particular division and business.

The market risk control framework has been enhanced further during 2012 with the implementation of SVaR and portfolio gap risk limits. The portfolio gap risk takes into consideration the possibility of the joint occurrence of losses across different gap risk products.

In line with the overall business strategy to reduce risk exposures, the Group’s market risk limits were adjusted down during 2012. The majority of the Group’s market risk exposure were in the Markets, International Banking and Non-Core divisions and Group Treasury. The Group is also exposed to market risk through interest rate risk and foreign exchange risk on its non-trading activities in the retail and commercial businesses. These aspects are discussed in more detail in Non-traded interest rate risk on page 112 and Structural foreign currency exposures on page 114.

In 2012, a market risk economic capital model was developed. It is planned to use this model for performance measurement within Markets and to assess the risks of the group from a consolidated economic perspective. The results of the model will be consolidated with other risk types and reported during 2013. The model calculates the market and default risk in the trading book using an extended historic simulation approach with multiple liquidity horizons (differentiated by portfolio and asset class). The results are annualised to be consistent with the other Group economic capital models.

Risk models*
Risk models are developed both within divisional units and by Group functions. Risk models are also subject to independent review and sign-off to the same standard as pricing models. Meetings are held with the FSA every quarter to discuss the traded market risk, including changes in models, management, back-testing results, risks not included in the VaR framework and other model performance statistics.

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

The VaR model has been approved by the FSA to calculate regulatory capital for the trading book for those legal entities under its jurisdiction. These legal entities are The Royal Bank of Scotland plc; National Westminster Bank Plc; RBS Financial Products Inc; and RBS Securities Inc. Regulatory VaR differs from the internal VaR as it is based on a ten-day holding period. The approval covers general market risk in interest rate, foreign exchange, equity and specified commodity products and specific risk in interest rate and equity products.

The VaR model is an important market risk measurement and control tool. It is used for determining a significant component of the market risk capital and, as such, it is regularly assessed. The main approach employed to asses the ongoing model performance is back-testing, which counts the number of days when a loss (as defined by the FSA) exceeds the corresponding daily VaR estimate, measured at a 99% confidence level. The FSA categorises a VaR model as green, amber or red. A green model status is consistent with a good working model and is achieved for models that have four or fewer back-testing exceptions in a 12-month period. For the Group’s trading book, a green model status was maintained throughout 2012.

The Group’s VaR should be interpreted in light of the limitations of the methodology used, as follows:

•
Historical simulation VaR may not provide the best estimate of future market movements. It can only provide a forecast of portfolio losses based on events that occurred in the two-year time series. Therefore, events that are more severe than those in the historical data series are not represented.

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

Business review Risk and balance sheet management continued

During 2012, an improved methodology was implemented for interest rates, to more realistically represent the distribution of rate changes. The enhanced model introduces a level-dependent scaling methodology for interest rates, which removes the overestimation of rate fluctuations in regimes of declining rates and leads to a swifter adaptation to changing circumstances in times of increasing rates. At the point of implementation the impact on the trading VaR was a decrease of £3.9 million, while the interest rate VaR saw an increase of £1.4 million. The non-trading total and interest rate VaR decreased by £0.5 million and £1.9 million respectively.

SVaR - is applied to the trading portfolio and utilises data from a specific one year period of stress. As with VaR, the technique produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence level. For the purposes of calculating regulatory SVaR, a time horizon of ten trading days is assumed and a confidence level of 99%.

In December 2012, the FSA confirmed the European Banking Authority guidelines relating to SVaR. The FSA now requires the use of ‘Dynamic’ SVaR, where the worst one year period of stress is determined on a daily basis.

Risks not in VaR (RNIV) - The RNIV framework has been developed to quantify those market risks not adequately captured by VaR and SVaR methodologies. The RNIV approach is used for market risks that fall within the scope of VaR, but which are insufficiently captured by the model methodology, for example due to the lack of sufficient historical data. These risks are therefore assessed outside the VaR model.

The Group adopts two approaches to the quantification of risks not in VaR (RNIVs):

•	Some RNIVs are quantified using a (standalone) VaR approach. For these RNIVs, two values are calculated: (i) the VaR RNIV; and (ii) the SVaR RNIV.

•
Some RNIVs are quantified using a stress scenario approach. For these RNIVs, an assessment of ten-day extreme, but plausible, market moves is used in combination with position sensitivities to give a stress-type loss number - the stressed RNIV value.

For each legal entity covered by the FSA VaR model waiver, all RNIVs are aggregated to obtain the following three measures: (i) Total VaR RNIV; (ii) Total SVaR RNIV; and (iii) Total stressed RNIV.

In each case, no allowance is made for potential diversification in respect of material RNIVs.

Incremental risk charge (IRC) - The IRC model aims to quantify the impact of defaults and rating changes on the market value of bonds, credit derivatives, and other related positions held in the trading book. It is calculated over a one year horizon to a 99.9% confidence level, and therefore represents a 1-in-1,000 loss over the following year. The modelling framework differentiates between the liquidity of different underlying instruments, with a minimum liquidity horizon of three months. It also captures basis risks between different products referencing the same underlying credit (e.g. bonds and credit default swaps (CDS)), and between similar products with different contractual terms (e.g. CDS in different currencies). The portfolio impact of correlated defaults and rating changes is assessed with reference to the resulting market value change of positions, which is determined using stressed recovery rates and modelled credit spread changes. The average liquidity horizon at the year end was 4.6 months.

In 2012, the IRC model was enhanced further; i) to better capture the risk characteristics of sovereign exposure migrations and defaults; and ii) to align the recovery rates for sovereign exposures to the banking book internal ratings based approach.

All price risk (APR) - The APR model is applied to the corporate credit correlation trading portfolio, subject to certain eligibility constraints (principally that the underlying names are liquid corporate CDS positions). The measure is calibrated to a 99.9% confidence level over a one year time horizon. All material price risks, including defaults and credit rating changes, are within the scope of the model. Of these, the most significant are credit spread risk, credit correlation risk, index basis risk, default risk, and recovery rate risk. In addition, losses due to both hedging costs and hedge slippage are modelled. The overall APR capital charge is floored at 8% of the corresponding standard rules charge for the same portfolio. The average liquidity horizon at the year end was 12 months.

Model validation - A model assessment is performed before a new or changed model element is implemented, and before a change is made to a market data mapping. Depending on the results, it may be necessary to notify the FSA before implementation. The form of internal validation depends on the type of model and the materiality of the change.

In the case of VaR models, the following steps are considered. In some cases, for example a minor change to a market data mapping, it will not be necessary to perform all of the steps. However, in all cases there will be an independent review and validation.

•	Perform accuracy testing of the valuation methods used within VaR on appropriately chosen test portfolios. Ensure that tests capture the effect of using external data proxies where these are used.

•	Back-test the approach using the relevant portfolio.

•	Back-test the approach using hypothetical portfolio(s) where this is helpful for isolating the performance of specific areas of the model.

•	Identify all risks not adequately captured in VaR, and ensure that such risks are captured via the risks not in VaR process.

•	Identify any model weaknesses or scope limitations, their effect and how they have been addressed.

•	Identify ongoing model testing designed to give early warning of market or portfolio weakness becoming significant.

•
Perform impact assessment. Estimate the impact on total one-day and ten-day 99% VaR at the total legal entity level and the major business level, and individual risk factor level one-day and ten-day 99% VaR at the total legal entity level.

Business review Risk and balance sheet management continued

Market risk: Risk measurement continued
Additionally, Group Risk Analytics (GRA) assess the appropriateness of all new or amended models prior to their introduction. Existing approved models are re-assessed on a periodic basis to ensure they remain fit-for-purpose, for example, following significant market developments or portfolio changes. The models required to be reviewed by GRA (in relation to market risk) include VaR, SVaR, IRC, APR and economic capital. The independent validation review process will consider some or all of the following areas as appropriate:

•	Test and challenge the logical and conceptual soundness of the methodology;

•
The assumptions underlying the model will be tested, where feasible against actual behaviour. The validation report will judge the reasonableness and stability of the assumptions and specify which assumptions, if any, should be routinely monitored in production;

•	Compare model results with independent model replication;

•	Compare outcome with results from alternative methods;

•	Test parameter selection and calibration;

•	Ensure that model outputs are sufficiently conservative in areas where there is significant model uncertainty;

•	Confirm applicability of tests for accuracy, and stability; recalculate; and ensure that results are robust; and

•	Ensure appropriate factor sensitivity analysis has been performed and documented.

Stress testing*
The Group undertakes daily stress testing to identify the potential losses in excess of VaR. Stress testing is used to calculate a range of trading book exposures which result from severe and extreme market events. Stress testing measures the impact of exceptional changes in market rates and prices on the fair value of the Group’s trading and available-for-sale portfolios. The Group calculates sensitivity analysis, historical stress tests and bottom-up stress testing.

Sensitivity analysis measures the sensitivity of the current portfolio of positions to defined market risk factor movements. These stresses are of a smaller magnitude compared to historical or bottom-up stress testing and are subject to the Group Market Risk limit framework.

Historical stress tests calculate the changes in the portfolio valuations that would be generated if the extreme market movements that occurred during significant historical market events were repeated. Historical stress tests also form part of the Group Market Risk limit framework.

Bottom-up stress testing requires analysis of the market risk exposures by risk factors and different liquidity horizons, to identify the key risks. Stresses for these risks are then designed following consultation with risk managers, economists and front office. The tests may be based on an economic scenario that is translated into risk factor shocks by an economist or by risk managers and front office as a means of assessing the vulnerabilities of their book.

The Global Market Risk Stress Testing Committee reviews and discusses all matters relating to market risk stress testing. Stress test exposures are discussed with senior management and relevant information is reported to the Group Risk Committee, the ERF and the Board. Breaches in the Group’s market risk stress testing limits are monitored and reported.

Reverse stress testing is designed to assess the plausibility of scenarios derived by stressing market risk factors until the loss reaches a given threshold. Market Risk contributes to the firm wide, cross risk reverse stress tests.

In addition to VaR and stress testing, the Group calculates a wide range of sensitivity and position risk measures, for example interest rate ladders or option revaluation matrices. These measures provide valuable additional controls, often at individual desk or strategy level.

Pricing models*
Pricing models are developed and owned by the front office. Where pricing models are used as the basis of books and records valuations, they are subject to oversight and approval by asset level modelled product review committees. These committees prioritise models for independent validation by GRA taking into consideration both the materiality of risk booked against the model and an assessment of the degree of model risk (i.e. valuation uncertainty arising from choice of modelling assumptions). GRA review aims to quantify model risk by comparing model outputs against those of alternative independently developed models, the results of which are used by Market Risk to inform risk limits and by Finance to inform model reserves.

Marking-to-market
To ensure that the risks associated with trading activity are reflected in the financial and management statements, assets and liabilities in the trading book are measured at their fair value. Any profits or losses on the revaluation of positions are recognised in the income statement on a daily basis.

The fair value is the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair values are determined following IAS 39 ‘Financial Instruments: Recognition and Measurement’ guidance, which requires banks to use quoted market prices or valuation techniques (models) that make the maximum use of observable inputs.

When marking-to-market using a model, the valuation methodologies must be approved by all stakeholders (trading, finance, market risk, model development and model review) prior to use for profit and loss and risk management purposes.

Traders are responsible for marking-to-market their trading book positions on a daily basis. Traders can either:

•	directly mark a position with a price (e.g. spot foreign exchange); or

•	indirectly mark a position through the marking of inputs to an approved model, which will in turn generate a price.

Business review Risk and balance sheet management continued

Independent price verification
Independent price verification is a key additional control over front office marking of positions.

Key elements of the independent price verification framework include:

•
Appropriate financial controls - business unit controllers are responsible for ensuring that independent price verification processes are in place covering all trading book positions held by their business. The independent pricing verification policy requires that daily independent price verification is performed for positions where prices/model inputs are readily available on a daily basis. For positions where prices/model inputs are available on a less regular basis, verification may occur on a frequency that is less than daily. Where practical, verification is performed to a frequency that matches the availability of this independent price information.

•
Compliance statements - business unit control is required to prepare and maintain compliance statements that benchmark price verification procedures against the independent pricing policy. Each compliance statement requires review and sign-off from the relevant financial controller, market risk manager and front office management every six months at least.

For more information on independent price verification, refer to Valuation of financial instruments carried at fair value on page 353.

Market risk analyses
Trading revenues*
The graph below shows the daily distribution of trading and related revenues for Markets for the years ended 31 December 2012 and 31 December 2011.

Note:
(1)	The effect of any month end adjustments, not attributable to a specific daily market move, is spread evenly over the trading days in that specific month.

Key points
•
Both 2011 and 2012 benefited from market rallies, albeit weaker but more sustained during 2012 than 2011, primarily due to the supportive actions of the Federal Reserve and European Central Bank in the third quarter of 2012. By way of contrast, in the third quarter of 2011, heightened uncertainty in the Eurozone saw a sudden deterioration in credit markets. Hence a wider range of results in 2011 than 2012.

•
The average daily revenue earned by Markets’ trading activities in 2012 was £16 million, compared with £18 million in 2011. The standard deviation of the daily revenues decreased from £20 million to £15 million. The number of days with negative revenue decreased to 34 from 45. The most frequent daily revenue was between £5 million and £10 million, which occurred 36 times. In 2011, the most frequent daily revenue was between £25 million and £30 million, which occurred 31 times.

* unaudited

Business review Risk and balance sheet management continued

Market risk: Market risk analyses continued
Daily VaR graph*

Trading book
The table below analyses the VaR for the Group’s trading portfolios, segregated by type of market risk exposure, and between Core, Non-Core, counterparty exposure management (CEM) and the Group’s total trading VaR excluding CEM.

CEM manages the over-the-counter derivative counterparty credit and funding risk on behalf of Markets and Non-Core, by actively controlling risk concentrations and reducing unwanted risk exposures. The hedging transactions CEM enters into are booked in the trading book and therefore contribute to the market risk VaR exposure of the Group. The counterparty exposures themselves are not captured in VaR for regulatory capital. In the interest of transparency and to more properly represent the exposure, CEM trading book exposure and total trading VaR excluding CEM are disclosed separately.

	2012				2011				2010
	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m
Interest rate	62.6	75.6	95.7	40.8	53.4	68.1	79.2	27.5	51.6	57.0	83.0	32.5
Credit spread	69.2	74.1	94.9	44.9	82.7	74.3	151.1	47.4	166.3	133.4	243.2	110.2
Currency	10.3	7.6	21.3	2.6	10.3	16.2	19.2	5.2	17.9	14.8	28.0	8.4
Equity	6.0	3.9	12.5	1.7	9.4	8.0	17.3	4.6	9.5	10.9	17.9	2.7
Commodity	2.0	1.5	6.0	0.9	1.4	2.3	7.0	—	9.5	0.5	18.1	0.5
Diversification (1)		(55.4)				(52.3)				(75.6)
Total	97.3	107.3	137.0	66.5	105.5	116.6	181.3	59.7	168.5	141.0	252.1	103.0

Core	74.6	88.1	118.0	47.4	75.8	89.1	133.9	41.7	103.6	101.2	153.4	58.3
Non-Core	30.1	22.8	41.9	22.0	64.4	34.6	128.6	30.0	105.7	101.4	169.4	63.2
CEM	78.5	84.9	86.0	71.7	50.1	75.8	78.8	30.3
Total (excluding CEM)	47.1	57.6	76.4	32.2	75.5	49.9	150.0	41.6

Note:
(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, currencies and markets. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

Key points
•
The Group’s average and maximum credit spread VaR for 2012 was lower than for 2011. This reflected the credit spread volatility experienced during the financial crisis dropping out of the time series window, combined with a reduction in the asset-backed securities trading inventory in Core and the sale of unencumbered asset-backed securities assets following the prior restructuring of some monoline hedges in the Non-Core banking book.

•
The average and period end interest rate VaR for 2012 were higher than for 2011 due to pre-hedging and positioning activity ahead of government bond auctions and syndications, combined with an increase in exposure to “safe haven” assets in December 2012, as the US “Fiscal Cliff” negotiations continued without resolution.

•	The Non-Core VaR was significantly lower in 2012, as Non-Core continued its de-risking strategy through the disposal of assets and unwinding of trades.

•	Since late 2011, CEM started to centrally manage the funding risk on over-the-counter derivatives contracts, causing the VaR to be considerably higher in 2012 than 2011.

* unaudited

Business review Risk and balance sheet management continued

VaR non-trading portfolios
VaR
The table below details VaR for the Group’s non-trading portfolios, excluding the structured credit portfolio and loans and receivables.

VaR is not always the most appropriate measure of risk for assets in the banking book and particularly for those in Non-Core, which will diminish over time as the asset inventory is sold down or run-off.

In order to better represent the risk of the non-trading portfolios, the table below analyses the VaR for the non-trading portfolios but excludes the Non-Core structured credit portfolio. These assets are shown separately on a drawn notional and fair value basis by maturity profile and asset class. The risk in this portfolio is managed on both a third party asset and RWA basis.

Also excluded from the non-trading VaR portfolios are the loans and receivable products that are managed within the credit risk management framework.

	2012				2011				2010
	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m
Interest rate	6.9	4.5	10.7	4.1	8.8	9.9	11.1	5.7	8.7	10.4	20.5	4.4
Credit spread	10.5	8.8	15.4	7.3	18.2	13.6	39.3	12.1	32.0	16.1	101.2	15.4
Currency	3.0	1.3	4.5	1.3	2.1	4.0	5.9	0.1	2.1	3.0	7.6	0.3
Equity	1.7	0.3	1.9	0.3	2.1	1.9	3.1	1.6	1.2	3.1	4.6	0.2
Diversification (1)		(5.4)				(13.6)				(15.9)
Total	11.8	9.5	18.3	8.5	19.7	15.8	41.6	13.4	30.9	16.7	98.0	13.7

Core	11.3	7.5	19.0	7.1	19.3	15.1	38.9	13.5	30.5	15.6	98.1	12.8
Non-Core	2.5	3.4	3.6	1.6	3.4	2.5	4.3	2.2	1.3	2.8	4.1	0.2
CEM	1.0	1.0	1.1	0.9	0.4	0.9	0.9	0.3
Total (excluding CEM)	11.5	9.4	17.8	8.2	19.7	15.5	41.4	13.7

Note:
(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, currencies and markets. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

Key points
•
The average and period end total and credit spread VaR were lower in 2012, due to reduced volatility in the market data time series, position reductions and a decrease in the size of the collateral portfolio. The reduction in collateral was driven by the restructuring of certain Dutch residential mortgage-backed securities during the first half of 2012, enabling their eligibility as European Central Bank collateral. This allowed the disposal of additional collateral purchased during the corresponding period in 2011.

•	The average and period end interest rate VaR were lower in 2012, due to the implementation of an enhanced rates re-scaling methodology.

•	The Non-Core period end VaR was higher in 2012 than in 2011, due to improvements in the time series mapping on certain Australian bonds and the purchase of additional hedges.

Business review Risk and balance sheet management continued

Market risk: VaR non-trading portfolios continued
Structured credit portfolio
The structured credit portfolio is within Non-Core. The risk in this portfolio is not disclosed using VaR, as the Group believes this is not an appropriate tool for the banking book portfolio, which comprises illiquid debt securities. These assets are reported on a drawn notional and fair value basis, and managed on a third party asset and risk-weighted assets basis. The table below shows the open market risk in the structured credit portfolio.

	Drawn notional					Fair value
	CDOs (1)	CLOs (2)	MBS (3)	Other ABS (4)	Total	CDOs (1)	CLOs (2)	MBS (3)	Other ABS (4)	Total
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
1-2 years	—	—	—	80	80	—	—	—	74	74
3-4 years	—	—	27	82	109	—	—	24	76	100
4-5 years	—	—	95	—	95	—	—	86	—	86
5-10 years	—	310	92	—	402	—	295	44	—	339
>10 years	289	279	380	398	1,346	116	256	253	254	879
	289	589	594	560	2,032	116	551	407	404	1,478

2011
1-2 years	—	—	—	27	27	—	—	—	22	22
2-3 years	—	—	10	196	206	—	—	9	182	191
4-5 years	—	37	37	95	169	—	34	30	88	152
5-10 years	32	503	270	268	1,073	30	455	184	229	898
>10 years	2,180	442	464	593	3,679	766	371	291	347	1,775
	2,212	982	781	1,179	5,154	796	860	514	868	3,038

2010
1-2 years	—	—	—	47	47	—	—	—	42	42
2-3 years	85	19	44	98	246	81	18	37	91	227
3-4 years	—	41	20	205	266	—	37	19	191	247
4-5 years	16	—	—	—	16	15	—	—	—	15
5-10 years	98	466	311	437	1,312	87	422	220	384	1,113
>10 years	412	663	584	550	2,209	161	515	397	367	1,440
	611	1,189	959	1,337	4,096	344	992	673	1,075	3,084

Notes:
(1)	Collateralised debt obligations.
(2)	Collateralised loan obligations.
(3)	Mortgage-backed securities.
(4)	Asset-backed securities.

Key point
•
The structured credit portfolio drawn notional and fair values declined across all asset classes from 31 December 2011 to 31 December 2012. Key drivers were: (i) during the first half of 2012, the liquidation of legacy trust preferred securities and commercial real estate CDOs and subsequent sale of the underlying assets; and (ii) during the second half of 2012, the sale of underlying assets from CDO collateral pools and legacy conduits.

Market risk capital*
Minimum capital requirements
The following table analyses the market risk minimum capital requirement, calculated in accordance with Basel 2.5.

	2012	2011
	£m	£m

Interest rate position risk requirement	254	1,107
Equity position risk requirement	1	3
Option position risk requirement	26	26
Commodity position risk requirement	2	2
Foreign currency position risk requirement	12	10
Specific interest rate risk of securitisation positions	156	250
Total (standard method)	451	1,398
Pillar 1 model based position risk requirement	2,959	3,725
Total position risk requirement	3,410	5,123

* unaudited

Business review Risk and balance sheet management continued

The principal contributors to the Pillar 1 model based position risk requirement (PRR) are:

	2012
	Average (1)	Maximum (1)	Minimum (1)	Period end	2011
	£m	£m	£m	£m	£m
Value-at-risk (VaR) (1)	939	1,190	757	825	887
Stressed VaR (SVaR)	1,523	1,793	1,160	1,226	1,682
Incremental risk charge (IRC)	521	659	372	467	469
All price risk (APR)	149	290	12	12	297

Note:
(1)	The average, maximum and minimum are based on the monthly Pillar 1 model based capital requirements.

Key points
•
The FSA approved the inclusion of the Group’s US trading subsidiary RBS Securities Inc. in the regulatory models in March 2012. This resulted in the model-based charges for VaR, SVaR and IRC increasing at that time and the standardised interest rate PRR decreasing significantly.

•	SVaR decreased during the remainder of 2012, due to the disposal of assets in Non-Core and general de-risking in sovereign and agency positions in Markets.

•	The APR decreased significantly due to the disposal of assets and unwinding of trades.

IRC by rating and product category
The following table analyses the IRC by rating and product.

	Internal ratings
2012	AAA £m	AA £m	A £m	BBB £m	BB £m	B £m	CCC £m	Total (1) £m
Product categories
Cash - ABS	59.2	—	—	(0.1)	(0.9)	—	—	58.2
Cash - regular	39.5	146.9	9.8	59.9	8.6	16.9	12.7	294.3
Derivatives - credit	(0.3)	(14.0)	4.0	30.4	28.4	5.6	(2.7)	51.4
Derivatives - interest rate	(1.0)	—	1.5	0.1	(2.1)	(0.3)	—	(1.8)
Other	13.8	—	—	—	—	—	—	13.8
Total	111.2	132.9	15.3	90.3	34.0	22.2	10.0	415.9

Note:
(1)
The figures presented are based on the spot IRC charge at 31 December 2012 and will therefore not agree with the IRC position risk requirement, as this is based on the 60 day average. The figures presented above are in capital terms.

Securitisation positions in the trading book
The following table analyses the trading book securitised exposures, by rating, subject to a market risk capital requirement.

2012	Ratings (1)						Total (1,2) £m	STD PRR (3) %	Capital deductions £m
	AAA £m	AA £m	A £m	BBB £m	BB £m	Below BB £m
Trading book securitisation charge	15.5	7.4	15.2	35.3	75.8	6.2	155.4	36.6	1,369.6

Notes:
(1)	Based on S&P ratings.
(2)	Excludes the capital deductions.
(3)	Percentage of total standardised position risk requirement.

Country risk
212	Introduction
212	External environment
213	Governance, monitoring and management
214	Country risk exposure
214	Definitions
215	Summary
219	Total eurozone
220	Eurozone periphery - total
221	Eurozone periphery - by country
232	Eurozone non-periphery - total
233	Eurozone non-periphery - by country

Business review Risk and balance sheet management continued

Country risk
Introduction*
Country risk is the risk of material losses arising from significant country-specific events such as sovereign events (default or restructuring); economic events (contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (transfer or convertibility restrictions, expropriation or nationalisation); and conflict. Such events have the potential to affect elements of the Group’s credit portfolio that are directly or indirectly linked to the country in question and can also give rise to market, liquidity, operational and franchise risk-related losses.

External environment*
Country risk, notably in the eurozone, remained elevated in 2012, particularly in the first half of the year. Economic growth projections were lowered, predominantly for Europe, but also for a number of major emerging markets. However, important first steps towards achieving longer-term stabilisation in the eurozone led to some notable easing of crisis risks. Growth data from major non-European economies, such as China, were more encouraging towards the end of the year. The ability of policymakers to tackle fiscal challenges and restore confidence and growth in both the US and Europe will be a key factor in determining the pace of recovery.

Eurozone risks
Eurozone risks continued to dominate, as concerns about the impact of banking sector problems on government balance sheets led to further capital flight from periphery countries and a rise in sovereign bond yields until August, particularly for Spain. To break the feedback loop between banks and their sovereigns, eurozone leaders agreed at their June summit that the European Stability Mechanism (ESM), the eurozone’s permanent crisis fund, could lend to banks directly once a single eurozone-wide banking regulator had been established. They also approved the provision by the ESM of significant financial support to Spain to recapitalise its banks.

In the second half of the year, the ESM became fully operational and the European Central Bank (ECB) announced a major new facility, Outright Monetary Transactions. This facility allows secondary market purchases by the ECB of bonds issued by eurozone sovereigns that are subject to a European Union (EU)/International Monetary Fund (IMF) support programme. Following these steps, sovereign bond yields fell markedly.

Meanwhile, in Greece, private sector claims on the government were restructured in early 2012, but political risks remained acute as two successive parliamentary elections eventually resulted in a narrow victory for the pro-bailout New Democracy party. As the electoral process delayed policy implementation and the recession, contrary to earlier expectations, deepened further, additional reforms became necessary and the European Commission, the IMF and the ECB (known collectively as the Troika) further eased Greece’s targets.

Elsewhere, Ireland continued to make progress towards targets set out in its Troika programme, notably allowing the government to resume a degree of market financing. Talks with the European authorities on ways to relieve the government of some of the costs of past banking sector support continued, resulting in a favourable restructuring of the Anglo Irish promissory note in early 2013, reducing related fiscal costs somewhat. Notwithstanding these developments, Irish growth remained very weak and reliant on external demand. Portugal also made progress in a number of areas, though had greater structural constraints to address to boost longer-term growth prospects. Towards the end of the year, Cyprus also entered negotiations with the EU and IMF on a support programme. The eurozone as a whole entered recession in the second half of the year, although divergence within the currency union continued, with the core considerably stronger than the periphery.

Emerging markets
Emerging markets performed better on the whole. In developing Asia, the economies of China and India both continued to slow from a strong base, but risks remained held in check by healthy external balance sheets.

Emerging countries in Europe started to be affected by very weak growth in the eurozone, with the most export-focused economies being worst hit. However, countries that took significant action in the wake of the financial crisis to stabilise their banking sectors, saw an easing of risk. Turkey was upgraded by one rating agency to investment grade.

General political instability seen in the Middle East and North Africa in 2011 moderated in 2012 in most countries except Syria, although transition to democratic rule was only partial in some cases. Excluding Bahrain, Gulf Cooperation Council countries were generally more stable, underpinned by high oil prices.

Latin America continued to be characterised by greater stability, due to generally healthier sovereign balance sheets. However, growth prospects deteriorated because of weaker external demand, notably in the region’s largest economy, Brazil.

Outlook
Overall, the outlook for 2013 remains challenging with risks likely to remain elevated but divergent. Much will depend on the success of EU efforts to contain contagion from the sovereign crisis (where downside risks are high) and on whether growth headwinds in larger advanced economies, particularly the US and Japan, persist. Emerging market balance sheet risks remain lower, despite structural and political constraints, but it is expected that these economies will continue to be affected by events elsewhere through financial markets and trade channels.

*unaudited

Business review Risk and balance sheet management continued

Country risk continued
Governance, monitoring and management*
The Group’s country risk framework is set by the Executive Risk Forum (ERF), which has delegated authority to the Group Country Risk Committee (GCRC) to manage exposures within the framework and deal with any limit breaches, with escalation where needed to ERF. Under this framework, exposures to all countries are monitored. Countries with material exposures are included in the Group’s country risk Watchlist process to identify emerging issues and facilitate the development of mitigation strategies. Detailed portfolio reviews are undertaken on a regular basis to ensure that country portfolio compositions remain aligned to the Group’s country risk appetite in light of evolving economic and political developments.

Limits on total exposure are set for individual countries based on a risk assessment taking into account the country’s economic and political situation and outlook, as well as the Group’s portfolio composition in that country. Sub-limits are set on medium-term (greater than one year) exposure since this exposure can, by nature, not be reduced as rapidly as short-term exposure in the event of deterioration of a country’s creditworthiness.

During 2012, in addition to all emerging markets and the vulnerable eurozone countries, the Group brought nearly all advanced countries under country limits. The exceptions were the UK (and related European special territories of Guernsey, Jersey, the Isle of Man and Gibraltar) and the US, given their home country status.

Also in 2012, an enhanced country risk appetite framework was introduced. The Group’s risk appetite for a particular country is now guided by global risk appetite, the country’s internal rating and strategic importance to the Group, the portfolio composition by tenors and clients, an assessment of the potential for losses arising from a number of possible key country risk events, and other country-specific considerations such as funding profile, risk/return analysis, business opportunities and reputational risk. The actual country limits continue to be set by GCRC (or the ERF above certain benchmark levels).

Further enhancements included improved divisional country risk operating models and the implementation of a new sovereign rating model.

Eurozone crisis preparedness
A Group executive steering group is driving eurozone crisis preparedness. Its agenda in 2012 included operational preparations for possible sovereign defaults and/or eurozone exits. The steering group also considered initiatives to determine and reduce redenomination risk. Further actions to mitigate risks and strengthen control in the eurozone typically included taking guarantees or insurance, updating collateral agreements, and tightening certain credit pre-approval processes.

Redenomination risk
The overall impact of redenomination risk on the Group is difficult to determine with certainty, but would be shaped by: the scope and reach of any new legislation introduced by an exiting country; its applicability to the facility documentation; and whether there are any appropriate offsets to the exposures. For the purposes of estimating funding mismatches at risk of redenomination (detailed below), the Group takes, as its starting point balance sheet exposure as defined on page 214 and excludes exposures at low risk of redenomination. The latter are identified through consideration of the relevant documentation, particularly the currency of exposure, governing law, court of jurisdiction, precise definition of the contract currency (for euro facilities), and location of payment. The Group also deducts offsets for provisions taken and liabilities that would be expected to redenominate at the same time.

A redenomination event would also be accompanied by increased credit risk, for two reasons. First, capital controls would likely be introduced in the affected country, resulting in any non-redenominated assets, including non-euro assets, potentially becoming harder to service. Second, a sharp devaluation could imply payment difficulties for counterparties with large debts denominated in foreign currency and counterparties that are heavily dependent on imports.

The Group's focus continues to be on reducing its asset exposures and funding mismatches in the eurozone periphery countries. During 2012, total asset exposures to these countries decreased by 13% to £59.1 billion. The estimated funding mismatch at risk of redenomination was £9.0 billion for Ireland, £4.5 billion for Spain, and £1.0 billion for Italy at 31 December 2012. These mismatches can fluctuate due to volatility in trading book positions and changes in bond prices. The net positions for Greece, Portugal and Cyprus were all minimal.

Refer to pages 215 to 239 for discussion on the Group’s exposure to banks, financial institutions and other sectors in a number of eurozone countries.

Credit default swaps
The Group uses credit default swap (CDS) contracts to service customer activity as well as to manage counterparty and country exposure. The latter is done to hedge portfolios or specific exposures. This may give rise to maturity mismatches between the underlying exposure and the CDS contract, as well as between bought and sold CDS contracts on the same reference entity. CDS positions are monitored on a daily basis as part of regular market risk management.

The terms of the Group’s CDS contracts are covered by standard International Swaps and Derivatives Association (ISDA) documentation, which determines if a contract is triggered due to a credit event. Such events may include bankruptcy or restructuring of the reference entity or a failure of the reference entity to repay its debt or interest. Under the terms of a CDS contract, one of the regional Credit Derivatives Determinations Committees of the ISDA is empowered to decide whether or not a credit event has occurred.

The Group transacts CDS contracts primarily on a collateralised basis with investment-grade global financial institutions who are active participants in the CDS market. These transactions are subject to regular margining, which usually takes the form of cash collateral. For European peripheral sovereigns, credit protection has been purchased from a number of major European banks, predominantly outside the country of the reference entity. In a few cases where protection was bought from banks in the country of the reference entity, giving rise to wrong-way risk, this risk is mitigated through specific collateralisation and monitored on a weekly basis.

*unaudited

Business review Risk and balance sheet management continued

Country risk: Country risk exposure
All the data tables and related definitions in this section are audited.

The tables that follow show the Group’s exposure by country of incorporation of the counterparty at 31 December 2012. Countries shown are those where the Group’s balance sheet exposure (as defined in this section) to counterparties incorporated in the country exceeded £1 billion and the country had an external rating of A+ or below from Standard and Poor’s, Moody’s or Fitch at 31 December 2012, as well as selected eurozone countries. The exposures are stated before taking into account mitigants, such as collateral (with the exception of reverse repos), insurance or guarantees, which may have been taken to reduce or eliminate exposure to country risk events. Exposures relating to ocean-going vessels are not included due to their multinational nature.

Definitions
Lending - Comprises gross loans and advances to: central and local government (Govt); central banks, including cash balances; other banks and financial institutions (FI), incorporating overdraft and other short-term facilities; corporates, in large part loans and leases; and individuals, comprising mortgages, personal loans and credit card balances. Lending includes risk elements in lending.

Risk elements in lending (REIL) - Comprises impaired loans and accruing past due 90 days or more as to principal or interest. Impaired loans are all loans (including renegotiated) for which an impairment provision has been established. Accruing past due 90 days or more comprise loans past due 90 days where no impairment loss is expected and those awaiting individual assessment. A latent provision is established for the latter.

Debt securities - Comprise securities classified as available-for-sale (AFS), loans and receivables (LAR), held-for-trading (HFT) and designated as at fair value through profit or loss (DFV). All debt securities other than LAR securities are carried at fair value. LAR debt securities are carried at amortised cost less impairment. HFT debt securities are presented as gross long positions (including DFV securities) and short positions per country. Impairment losses and exchange differences relating to AFS debt securities, together with interest, are recognised in the income statement. Other changes in the fair value of AFS securities are reported within AFS reserves, which are presented gross of tax.

Derivatives (net) - Comprise the mark-to-market (mtm) value of such contracts after the effect of legally enforceable netting agreements but before the effect of collateral. Figures shown include the effect of counterparty netting used within the regulatory capital model.

Repos (net) - Comprises the mtm value of repo and reverse repo contracts after the effect of legally enforceable netting agreements and collateral. Counterparty netting is applied within the regulatory capital model used.

In addition and as a memorandum item, the mtm value of derivatives and repos gross of netting referred to above are disclosed.

Balance sheet - Comprises lending, debt securities, derivatives (net) and repo (net) exposures, as defined above.

Off-balance sheet - Comprises letters of credit, guarantees, other contingent obligations and committed undrawn facilities.

Credit default swaps (CDSs) - Under a CDS contract, the credit risk on the reference entity is transferred from the buyer to the seller. The fair value, or mtm value, represents the balance sheet carrying value. The mtm value of CDSs is included within derivatives against the counterparty of the trade, as opposed to the reference entity. The notional is the par value of the credit protection bought or sold and is included against the reference entity of the CDS contract.

The column CDS notional less fair value represents the instantaneous increase in exposure arising from sold positions netted against the decrease arising from bought positions should the CDS contracts be triggered by a credit event and assuming there is a zero recovery rate on the reference exposure. For a sold position, the change in exposure equals the notional less fair value amount and represents the amount the Group would owe to its CDS counterparties. Positive recovery rates would tend to reduce the gross components (increases and decreases) of those numbers.

Due to their bespoke nature, exposures relating to credit derivative product companies and related hedges have not been included, as they cannot be meaningfully attributed to a particular country or a reference entity. Nth-to-default basket swaps have also been excluded as they cannot be meaningfully attributed to a particular reference entity. Exposures to CDPCs are disclosed on page 182.

Government - Comprises central, regional and local government.

Asset quality (AQ) - For the probability of default range relating to each internal asset quality band, refer to page 164.

Eurozone periphery - Comprises Ireland, Spain, Italy, Portugal, Greece and Cyprus.

Other eurozone - Comprises Austria, Estonia, Finland, Malta, Slovakia and Slovenia.

Refer to page 177 for country analysis of equity shares.

*unaudited

Business review Risk and balance sheet management continued

Country risk: Country risk exposure continued
Summary

	Lending
		Central	Other	Other			Total	Of which	Debt	Net		Balance	Off-balance		CDS notional less fair	Gross
	Govt	banks	banks	FI	Corporate	Personal	lending	Non-Core	securities	Derivatives	Repos	sheet	sheet	Total	value	Derivatives	Repos
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Eurozone
Ireland	42	73	98	532	17,921	17,893	36,559	9,506	787	1,692	579	39,617	2,958	42,575	(137)	17,066	7,994
Spain	—	6	1	59	4,260	340	4,666	2,759	5,374	1,754	—	11,794	1,624	13,418	(375)	5,694	610
Italy	9	21	200	218	1,392	23	1,863	900	1,607	2,297	—	5,767	2,616	8,383	(492)	9,597	3
Portugal	—	—	—	—	336	7	343	251	215	514	—	1,072	258	1,330	(94)	618	26
Greece	—	7	—	1	179	14	201	68	1	360	—	562	27	589	(4)	623	—
Cyprus	—	—	—	2	274	15	291	121	4	35	—	330	47	377	—	54	15
Eurozone periphery	51	107	299	812	24,362	18,292	43,923	13,605	7,988	6,652	579	59,142	7,530	66,672	(1,102)	33,652	8,648

Germany	—	20,018	660	460	3,756	83	24,977	2,817	12,763	9,476	323	47,539	7,294	54,833	(1,333)	57,202	8,407
Netherlands	7	1,822	496	1,785	3,720	26	7,856	2,002	8,447	9,089	354	25,746	11,473	37,219	(1,470)	23,957	10,057
France	494	9	2,498	124	2,426	71	5,622	1,621	5,823	7,422	450	19,317	9,460	28,777	(2,197)	44,920	14,324
Belgium	—	—	186	249	414	22	871	368	1,408	3,140	50	5,469	1,308	6,777	(233)	4,961	1,256
Luxembourg	—	13	99	717	1,817	4	2,650	973	251	1,462	145	4,508	2,190	6,698	(306)	3,157	5,166
Other	126	—	19	90	856	14	1,105	88	1,242	1,737	11	4,095	1,269	5,364	(194)	6,029	2,325
Total eurozone	678	21,969	4,257	4,237	37,351	18,512	87,004	21,474	37,922	38,978	1,912	165,816	40,524	206,340	(6,835)	173,878	50,183

Other
Japan	—	832	315	193	319	15	1,674	123	6,438	2,883	199	11,194	622	11,816	(70)	13,269	16,350
India	—	100	1,021	48	2,628	106	3,903	170	1,074	64	—	5,041	914	5,955	(43)	167	108
China	2	183	829	48	585	29	1,676	33	262	903	94	2,935	739	3,674	50	903	3,833
Russia	—	53	848	14	494	55	1,464	56	409	23	—	1,896	391	2,287	(254)	23	—
Brazil	—	—	950	—	125	3	1,078	60	596	73	—	1,747	189	1,936	393	85	—
South Korea	—	22	771	71	289	2	1,155	2	307	221	30	1,713	704	2,417	(60)	616	449
Turkey	115	163	82	94	928	12	1,394	258	181	93	—	1,668	481	2,149	(36)	114	449
Romania	20	65	9	2	347	331	774	773	315	3	—	1,092	80	1,172	(12)	3	—
Poland	—	164	—	16	536	6	722	26	289	36	—	1,047	802	1,849	(84)	54	29

*unaudited

Business review Risk and balance sheet management continued

	Lending
		Central	Other	Other			Total	Of which	Debt	Net		Balance	Off-balance		CDS notional	Gross
	Govt	banks	banks	FI	Corporate	Personal	lending	Non-Core	securities	Derivatives	Repos	sheet	sheet	Total	less fair value	Derivatives	Repos
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Eurozone
Ireland	45	1,467	136	333	18,994	18,858	39,833	10,156	886	2,273	551	43,543	2,928	46,471	53	21,462	7,409
Spain	9	3	130	154	5,775	362	6,433	3,735	6,155	2,391	2	14,981	2,630	17,611	(1,013)	6,775	589
Italy	—	73	233	299	2,444	23	3,072	1,155	1,258	2,314	—	6,644	3,150	9,794	(452)	10,947	305
Portugal	—	—	10	—	495	5	510	341	113	519	—	1,142	268	1,410	55	633	220
Greece	7	6	—	31	427	14	485	94	409	355	—	1,249	52	1,301	1	541	—
Cyprus	—	—	—	38	250	14	302	133	2	56	—	360	68	428	—	57	200
Eurozone periphery	61	1,549	509	855	28,385	19,276	50,635	15,614	8,823	7,908	553	67,919	9,096	77,015	(1,356)	40,415	8,723

Germany	—	18,068	653	305	6,608	155	25,789	5,402	15,767	10,169	166	51,891	7,527	59,418	(2,401)	68,650	6,142
Netherlands	8	7,654	623	1,557	4,827	20	14,689	2,498	9,893	10,010	275	34,867	13,561	48,428	(1,295)	25,858	23,926
France	481	3	1,273	282	3,761	79	5,879	2,317	7,794	8,701	345	22,719	10,217	32,936	(2,846)	46,205	22,230
Belgium	—	8	287	354	588	20	1,257	480	652	2,959	51	4,919	1,359	6,278	(99)	8,998	1,949
Luxembourg	—	—	101	925	2,228	2	3,256	1,497	130	2,884	805	7,075	2,007	9,082	(404)	4,535	3,976
Other	121	—	28	77	1,125	12	1,363	191	708	1,894	—	3,965	1,297	5,262	(25)	10,407	1,254
Total eurozone	671	27,282	3,474	4,355	47,522	19,564	102,868	27,999	43,767	44,525	2,195	193,355	45,064	238,419	(8,426)	205,068	68,200

Other
Japan	—	2,085	688	96	433	26	3,328	338	12,456	2,443	191	18,418	452	18,870	(365)	15,421	12,678
India	—	275	610	35	2,949	127	3,996	350	1,530	218	—	5,744	1,280	7,024	(105)	555	72
China	9	178	1,237	16	654	30	2,124	50	597	410	3	3,134	1,559	4,693	(62)	414	6,187
Russia	—	36	970	8	659	62	1,735	76	186	47	—	1,968	356	2,324	(343)	47	703
Brazil	—	—	936	—	227	4	1,167	70	790	24	—	1,981	319	2,300	164	62	—
South Korea	—	5	812	2	576	1	1,396	3	845	251	153	2,645	627	3,272	(22)	775	552
Turkey	215	193	252	66	1,072	16	1,814	423	361	94	—	2,269	437	2,706	10	111	139
Romania	66	145	30	8	413	392	1,054	1,054	220	6	—	1,280	160	1,440	8	6	—
Poland	35	208	3	9	624	6	885	45	116	56	—	1,057	701	1,758	(99)	73	1

*unaudited

Business review Risk and balance sheet management continued

Country risk: Country risk exposure: Summary continued

	Lending												Off-		CDS notional
		Central	Other	Other			Total	Of which	Debt	Net		Balance	balance		less fair	Gross
	Govt	banks	banks	FI	Corporate	Personal	lending	Non-Core	securities	Derivatives	Repos	sheet	sheet	Total	value	Derivatives	Repos
2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Eurozone
Ireland	61	2,119	87	813	19,886	20,228	43,194	10,758	1,323	2,542	398	47,457	4,316	51,773	(32)	18,444	7,124
Spain	19	5	166	92	6,991	407	7,680	4,538	7,107	2,045	2	16,834	3,061	19,895	(964)	5,870	515
Italy	45	78	668	418	2,483	27	3,719	1,901	3,836	2,031	1	9,587	3,853	13,440	(838)	9,474	58
Portugal	86	—	63	—	611	6	766	316	242	394	—	1,402	734	2,136	41	555	782
Greece	14	36	18	31	191	16	306	130	974	227	—	1,507	164	1,671	182	360	181
Cyprus	—	—	1	38	285	13	337	142	—	55	14	406	38	444	—	82	218
Eurozone periphery	225	2,238	1,003	1,392	30,447	20,697	56,002	17,785	13,482	7,294	415	77,193	12,166	89,359	(1,611)	34,785	8,878

Germany	—	10,894	1,060	422	7,519	162	20,057	6,471	14,747	8,600	6,666	50,070	8,917	58,987	(1,551)	57,138	12,107
Netherlands	914	6,484	554	1,801	6,170	81	16,004	3,205	12,523	8,684	374	37,585	18,141	55,726	(1,530)	21,701	24,088
France	511	3	1,095	470	4,376	102	6,557	2,787	14,041	7,949	658	29,205	11,640	40,845	(1,925)	37,241	17,984
Belgium	102	14	441	32	893	327	1,809	501	803	2,238	—	4,850	1,492	6,342	57	7,391	1,352
Luxembourg	—	25	26	734	2,503	3	3,291	1,517	378	1,469	1,076	6,214	2,383	8,597	(532)	2,608	2,332
Other	124	1	141	81	1,220	11	1,578	190	535	1,293	8	3,414	1,999	5,413	(82)	6,703	450
Total eurozone	1,876	19,659	4,320	4,932	53,128	21,383	105,298	32,456	56,509	37,527	9,197	208,531	56,738	265,269	(7,174)	167,567	67,191

Other
Japan	—	1,379	369	316	809	24	2,897	792	12,169	1,794	73	16,933	576	17,509	(93)	15,998	12,535
India	—	—	1,307	307	2,665	273	4,552	653	1,686	178	—	6,416	1,281	7,697	(195)	231	—
China	17	298	1,223	16	753	64	2,371	236	573	250	2	3,196	1,589	4,785	(117)	254	1,762
Russia	—	110	244	7	1,181	58	1,600	125	124	27	24	1,775	596	2,371	(134)	27	1,075
Brazil	—	—	825	—	315	5	1,145	120	687	8	7	1,847	190	2,037	(369)	28	7
South Korea	—	276	1,033	5	558	2	1,874	53	1,353	490	3	3,720	1,143	4,863	(159)	754	333
Turkey	282	68	448	37	1,386	12	2,233	692	550	111	—	2,894	686	3,580	(91)	111	21
Romania	36	178	21	21	426	446	1,128	1,123	310	8	—	1,446	319	1,765	23	8	—
Poland	—	168	7	7	655	6	843	108	271	69	—	1,183	1,020	2,203	(94)	88	16

*unaudited

Business review Risk and balance sheet management continued

Reported exposures are affected by currency movements. Over 2012, sterling appreciated 4.4% against the US dollar and 2.6% against the euro, resulting in exposures denominated in these currencies (and in other currencies linked to the same) decreasing in sterling terms.

Key points*
•
Balance sheet and off-balance sheet exposures to nearly all countries shown in the table declined during 2012, as the Group maintained a cautious stance and many clients reduced debt levels. The reductions were seen in all broad product categories and in all client groups. Non-Core lending exposure declined as the strategy for disposal progressed, particularly in Germany, Spain and Ireland. Most of the Group’s country risk exposure was in International Banking (primarily lending and off-balance sheet exposure to corporates), Markets (mostly derivatives and repos with financial institutions), Ulster Bank (mostly lending exposure to corporates and consumers in Ireland) and Group Treasury (largely AFS debt securities and liquidity with central banks).

•
Total eurozone - Balance sheet exposure declined by £27.5 billion or 14% during 2012 to £165.8 billion, with reductions seen primarily in periphery countries but also in the Netherlands, Germany, France and Luxembourg. This reflected exchange rate movements, sales of Greek, Spanish and Portuguese AFS bonds, write-offs, active exposure management and debt reduction efforts by bank clients.

•
Eurozone periphery - Balance sheet exposure decreased across all countries to a combined £59.1 billion, a reduction of £8.8 billion or 13%, caused in part by reductions in AFS bonds in Spain, Italy and Greece. Most of the Group’s exposure arises from the activities of Markets, International Banking, Group Treasury and Ulster Bank (with respect to Ireland). Group Treasury has a portfolio of Spanish bank and financial institution securities. International Banking provides trade finance facilities to clients across Europe, including the eurozone periphery. Balance sheet exposure to Cyprus amounted to £0.3 billion at 31 December 2012, comprising mainly lending exposure to special purpose vehicles incorporated in Cyprus, but with assets and cash flows largely elsewhere.

•
Japan - Exposure decreased during 2012, principally in the first half of the year, reflecting a reduction in International Banking’s cash management business and a change in Japanese yen clearing status from direct (self-clearing) membership to agency. The Group no longer needs to hold positions resulting in a £2.2 billion reduction in AFS Japanese government bonds.

•
China - Lending exposure and off-balance sheet exposure to banks decreased by £0.4 billion and £0.8 billion respectively, as a result of a slowdown in economic growth, changes in local regulations and risk/return considerations. Derivatives exposure to public sector entities increased by £0.7 billion, reflecting fluctuations in short-term hedging by bank clients.

CDS protection bought and sold
•
The Group uses CDS contracts to service customer activity as well as manage counterparty and country exposure. During 2012, eurozone gross notional CDS contracts, bought and sold, decreased significantly. This was caused by maturing contracts and by efforts to reduce counterparty credit exposures and risk-weighted assets mainly through derivative compression trades. The fair value of bought and sold CDS contracts also decreased due to the reduction in gross notional CDS positions and a narrowing of CDS spreads over the year for a number of eurozone countries, including Portugal and Ireland. All in all, net bought CDS protection referencing entities in eurozone countries taken by the Group in terms of CDS notional less fair value, decreased to £6.8 billion, from £8.4 billion at 31 December 2011.

•
Greek sovereign CDS positions were fully closed out in April 2012, as the use of the collective action clause in the Greek debt swap resulted in a credit event occurring, which triggered Greek sovereign CDS contracts.

•
Outside the eurozone, the Group also has net bought CDS protection on most countries shown in the table. A £0.4 billion net sold CDS position on Brazil was primarily hedging bought nth-to-default CDS contracts with Brazilian reference entities (these latter contracts are not included in the reported numbers by country - refer to the Definitions section on page 214).

•
During 2012 the credit quality of CDS bought protection counterparties shown in the individual country tables, deteriorated primarily reflecting rating model changes in the fourth quarter of the year resulting in more conservative internal ratings (refer to Changes to wholesale credit risk models on page 121). There was also a downgrading of some of these counterparties during the year.

For more specific analysis and commentary on the Group’s exposure to Ireland, Spain, Italy, Portugal and Greece, refer to pages 221 to 230. For commentary on the Group’s exposure to eurozone non-periphery countries, refer to page 239.

*unaudited

Business review Risk and balance sheet management continued

Country risk: Country risk exposure continued
Total eurozone

				AFS and LAR debt	AFS	HFT debt securities		Total debt	Net		Balance	Off- balance		Gross
	Lending	REIL	Provisions	securities	reserves	Long	Short	securities	Derivatives	Repos	sheet	sheet	Total	Derivatives	Repos
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	678	—	—	11,487	267	17,430	8,469	20,448	1,797	—	22,923	783	23,706	5,307	—
Central bank	21,969	—	—	—	—	—	—	—	35	—	22,004	—	22,004	36	4,648
Other banks	4,257	—	—	5,588	(509)	1,021	611	5,998	25,956	1,161	37,372	4,400	41,772	148,534	28,679
Other FI	4,237	—	—	9,367	(1,081)	1,261	142	10,486	7,595	727	23,045	5,537	28,582	15,055	16,124
Corporate	37,351	14,253	7,451	794	33	311	115	990	3,594	24	41,959	29,061	71,020	4,945	732
Personal	18,512	3,351	1,733	—	—	—	—	—	1	—	18,513	743	19,256	1	—
	87,004	17,604	9,184	27,236	(1,290)	20,023	9,337	37,922	38,978	1,912	165,816	40,524	206,340	173,878	50,183

2011
Government	671	—	—	18,406	81	19,597	15,049	22,954	1,924	—	25,549	1,056	26,605	4,979	791
Central bank	27,282	—	—	20	—	6	—	26	35	—	27,343	—	27,343	38	15,103
Other banks	3,474	—	—	8,423	(752)	1,272	1,502	8,193	28,595	1,090	41,352	4,493	45,845	175,187	31,157
Other FI	4,355	—	—	10,494	(1,129)	1,138	471	11,161	9,854	1,102	26,472	8,199	34,671	18,204	20,436
Corporate	47,522	14,152	7,267	964	24	528	59	1,433	4,116	3	53,074	30,551	83,625	6,659	713
Personal	19,564	2,280	1,069	—	—	—	—	—	1	—	19,565	765	20,330	1	—
	102,868	16,432	8,336	38,307	(1,776)	22,541	17,081	43,767	44,525	2,195	193,355	45,064	238,419	205,068	68,200

2010
Government	1,876	—	—	23,201	(893)	25,041	14,256	33,986	1,537	—	37,399	313	37,712	4,712	18
Central bank	19,659	—	—	—	—	7	—	7	13	6,369	26,048	1	26,049	25	30,283
Other banks	4,320	—	—	9,192	(916)	1,719	1,187	9,724	24,193	1,447	39,684	5,463	45,147	142,668	25,111
Other FI	4,932	—	—	10,583	(737)	908	83	11,408	7,648	1,377	25,365	10,189	35,554	13,842	11,384
Corporate	53,128	12,404	5,393	813	45	831	260	1,384	4,136	4	58,652	39,997	98,649	6,319	395
Personal	21,383	1,642	537	—	—	—	—	—	—	—	21,383	775	22,158	1	—
	105,298	14,046	5,930	43,789	(2,501)	28,506	15,786	56,509	37,527	9,197	208,531	56,738	265,269	167,567	67,191

CDS by reference entity

	2012				2011				2010
	Notional		Fair value		Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	40,154	38,580	1,407	(1,405)	37,080	36,759	6,488	(6,376)	28,825	29,075	2,899	(2,843)
Other banks	13,249	13,014	266	(217)	19,736	19,232	2,303	(2,225)	16,616	16,256	1,042	(1,032)
Other FI	11,015	9,704	104	(92)	17,949	16,608	693	(620)	12,921	12,170	173	(182)
Corporate	39,639	35,851	(455)	465	76,966	70,119	2,241	(1,917)	70,354	63,790	(267)	461
	104,057	97,149	1,322	(1,249)	151,731	142,718	11,725	(11,138)	128,716	121,291	3,847	(3,596)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	8,828	126	34,862	597	8,056	204	—	—	51,746	927
Other FI	23,912	88	23,356	319	4,111	(17)	932	5	52,311	395
	32,740	214	58,218	916	12,167	187	932	5	104,057	1,322
2011
Banks	67,624	5,585	1,085	131	198	23	—	—	68,907	5,739
Other FI	79,824	5,605	759	89	2,094	278	147	14	82,824	5,986
	147,448	11,190	1,844	220	2,292	301	147	14	151,731	11,725

*unaudited

Business review Risk and balance sheet management continued

Eurozone periphery

				AFS and LAR debt	AFS	HFT debt securities		Total debt	Net		Balance	Off- balance		Gross
	Lending	REIL	Provisions	securities	reserves	Long	Short	securities	Derivatives	Repos	sheet	sheet	Total	Derivatives	Repos
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	51	—	—	644	(132)	3,686	2,698	1,632	134	—	1,817	16	1,833	361	—
Central bank	107	—	—	—	—	—	—	—	—	—	107	—	107	—	—
Other banks	299	—	—	3,551	(660)	165	131	3,585	4,093	476	8,453	75	8,528	29,706	4,186
Other FI	812	—	—	2,065	(541)	466	40	2,491	746	103	4,152	1,414	5,566	1,557	4,136
Corporate	24,362	12,146	6,757	192	2	128	40	280	1,678	—	26,320	5,414	31,734	2,027	326
Personal	18,292	3,347	1,713	—	—	—	—	—	1	—	18,293	611	18,904	1	—
	43,923	15,493	8,470	6,452	(1,331)	4,445	2,909	7,988	6,652	579	59,142	7,530	66,672	33,652	8,648

2011
Government	61	—	—	1,207	(339)	4,854	5,652	409	236	—	706	118	824	380	—
Central bank	1,549	—	—	—	—	—	—	—	—	—	1,549	—	1,549	—	—
Other banks	509	—	—	5,279	(956)	436	318	5,397	4,350	480	10,736	67	10,803	34,296	4,085
Other FI	855	—	—	2,331	(654)	228	56	2,503	1,783	73	5,214	1,862	7,076	3,635	4,638
Corporate	28,385	12,272	6,567	274	4	240	—	514	1,538	—	30,437	6,412	36,849	2,103	—
Personal	19,276	2,258	1,048	—	—	—	—	—	1	—	19,277	637	19,914	1	—
	50,635	14,530	7,615	9,091	(1,945)	5,758	6,026	8,823	7,908	553	67,919	9,096	77,015	40,415	8,723

2010
Government	225	—	—	2,085	(871)	6,564	4,672	3,977	180	—	4,382	226	4,608	304	—
Central bank	2,238	—	—	—	—	7	—	7	1	125	2,371	1	2,372	1	1,160
Other banks	1,003	—	—	6,003	(920)	356	181	6,178	4,013	261	11,455	293	11,748	29,469	4,238
Other FI	1,392	—	—	2,708	(480)	295	7	2,996	1,618	25	6,031	2,558	8,589	3,006	3,476
Corporate	30,447	10,726	4,899	120	37	226	22	324	1,482	4	32,257	8,441	40,698	2,004	4
Personal	20,697	1,639	534	—	—	—	—	—	—	—	20,697	647	21,344	1	—
	56,002	12,365	5,433	10,916	(2,234)	7,448	4,882	13,482	7,294	415	77,193	12,166	89,359	34,785	8,878

CDS by reference entity

	2012				2011				2010
	Notional		Fair value		Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	24,785	24,600	1,452	(1,459)	25,883	26,174	5,979	(5,926)	20,494	20,440	2,762	(2,705)
Other banks	6,023	5,996	230	(202)	9,372	9,159	1,657	(1,623)	7,927	8,055	891	(890)
Other FI	2,592	2,350	76	(67)	3,854	3,635	290	(262)	2,981	2,723	148	(153)
Corporate	5,824	5,141	52	(47)	10,798	9,329	999	(860)	11,273	9,657	453	(317)
	39,224	38,087	1,810	(1,775)	49,907	48,297	8,925	(8,671)	42,675	40,875	4,254	(4,065)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	3,517	153	14,725	780	5,153	214	—	—	23,395	1,147
Other FI	5,647	240	9,021	401	896	22	265	—	15,829	663
	9,164	393	23,746	1,181	6,049	236	265	—	39,224	1,810
2011
Banks	26,008	4,606	604	112	93	14	—	—	26,705	4,732
Other FI	22,082	3,980	394	51	726	162	—	—	23,202	4,193
	48,090	8,586	998	163	819	176	—	—	49,907	8,925

*unaudited

Business review Risk and balance sheet management continued

Country risk: Country risk exposure continued
Ireland

				AFS and LAR debt	AFS	HFT debt securities		Total debt	Net		Balance	Off- balance		Gross
	Lending	REIL	Provisions	securities	reserves	Long	Short	securities	Derivatives	Repos	sheet	sheet	Total	Derivatives	Repos
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	42	—	—	127	(23)	79	56	150	2	—	194	2	196	6	—
Central bank	73	—	—	—	—	—	—	—	—	—	73	—	73	—	—
Other banks	98	—	—	191	(6)	18	1	208	695	476	1,477	—	1,477	15,258	3,547
Other FI	532	—	—	46	—	325	2	369	583	103	1,587	601	2,188	1,365	4,121
Corporate	17,921	11,058	6,226	60	—	—	—	60	411	—	18,392	1,840	20,232	436	326
Personal	17,893	3,286	1,686	—	—	—	—	—	1	—	17,894	515	18,409	1	—
	36,559	14,344	7,912	424	(29)	422	59	787	1,692	579	39,617	2,958	42,575	17,066	7,994
2011
Government	45	—	—	102	(46)	20	19	103	92	—	240	2	242	102	—
Central bank	1,467	—	—	—	—	—	—	—	—	—	1,467	—	1,467	—	—
Other banks	136	—	—	177	(39)	195	14	358	981	478	1,953	—	1,953	19,090	3,441
Other FI	333	—	—	61	—	116	35	142	782	73	1,330	546	1,876	1,831	3,968
Corporate	18,994	10,269	5,689	148	3	135	—	283	417	—	19,694	1,841	21,535	438	—
Personal	18,858	2,258	1,048	—	—	—	—	—	1	—	18,859	539	19,398	1	—
	39,833	12,527	6,737	488	(82)	466	68	886	2,273	551	43,543	2,928	46,471	21,462	7,409
2010
Government	61	—	—	104	(45)	93	88	109	20	—	190	1	191	20	—
Central bank	2,119	—	—	—	—	7	—	7	1	125	2,252	—	2,252	1	1,160
Other banks	87	—	—	435	(51)	96	45	486	1,265	258	2,096	83	2,179	15,892	2,702
Other FI	813	—	—	291	(1)	205	—	496	826	11	2,146	1,050	3,196	2,084	3,258
Corporate	19,886	8,291	4,072	91	(2)	140	6	225	430	4	20,545	2,638	23,183	446	4
Personal	20,228	1,638	534	—	—	—	—	—	—	—	20,228	544	20,772	1	—
	43,194	9,929	4,606	921	(99)	541	139	1,323	2,542	398	47,457	4,316	51,773	18,444	7,124

CDS by reference entity

	2012				2011				2010
	Notional		Fair value		Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	2,486	2,525	72	(71)	2,145	2,223	466	(481)	1,872	2,014	360	(387)
Other banks	43	32	1	(2)	110	107	21	(21)	317	312	103	(95)
Other FI	759	677	21	(33)	523	630	64	(74)	566	597	45	(84)
Corporate	236	165	(17)	17	425	322	(11)	10	483	344	(20)	17
	3,524	3,399	77	(89)	3,203	3,282	540	(566)	3,238	3,267	488	(549)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	214	6	1,461	41	32	(1)	—	—	1,707	46
Other FI	528	16	970	7	319	8	—	—	1,817	31
	742	22	2,431	48	351	7	—	—	3,524	77
2011
Banks	1,586	300	2	—	—	—	—	—	1,588	300
Other FI	1,325	232	161	1	129	7	—	—	1,615	240
	2,911	532	163	1	129	7	—	—	3,203	540

*unaudited

Business review Risk and balance sheet management continued

Key points*
•
Ulster Bank Group’s (UBG) Irish exposure comprises personal lending (largely mortgages) and corporate lending and commitments, plus some lending to financial institutions (refer to the Ulster Bank Group (Core and Non-Core) section on page 149 for further details). In addition, International Banking has lending exposure and commitments, and Markets has derivative and repo exposure to financial institutions and large international clients with funding subsidiaries based in Ireland.

•	Group exposure decreased further during 2012, principally lending, which fell £3.3 billion as a result of de-risking of the portfolio and currency movements.

Government and central bank
•	Exposure to the central bank fluctuates, driven by regulatory requirements and deposits of excess liquidity. It was reduced as part of asset and liability management.

Financial institutions
•
Markets, International Banking and UBG account for the large majority of the Group’s exposure to financial institutions, the main categories being derivatives and repos, where exposure is affected predominantly by market movements and much of it is collateralised.

Corporate
•
Lending exposure fell by £1.1 billion during 2012, driven by exchange rate movements and write-offs. Commercial real estate lending amounted to £10.4 billion at 31 December 2012, down £0.5 billion from 31 December 2011 amid continuing adverse market conditions. The commercial real estate lending exposure was nearly all in UBG (£7.7 billion of this in Non-Core) and included REIL of £8.0 billion which were 55% covered by provisions.

Personal
•
Overall lending exposure fell by £1.0 billion as a result of exchange rate movements, amortisation, maturities, a small amount of write-offs, low new business volumes and active risk management. Residential mortgage loans amounted to £16.9 billion at 31 December 2012, including REIL of £3.0 billion and loan provisions of £1.5 billion. The housing market continues to suffer from weak domestic demand, with house prices that stabilised in the course of 2012 at approximately 50% below their 2007 peak.

Non-Core (included above)
•
Non-Core lending exposure was £9.5 billion at 31 December 2012, down £0.7 billion since 31 December 2011. The lending portfolio largely consisted of exposures to commercial real estate (82%), retail (4%) and leisure (4%).

*unaudited

Business review Risk and balance sheet management continued

Country risk: Country risk exposure continued
Spain

				AFS and LAR debt	AFS	HFT debt securities		Total debt	Net		Balance	Off- balance		Gross
	Lending	REIL	Provisions	securities	reserves	Long	Short	securities	Derivatives	Repos	sheet	sheet	Total	Derivatives	Repos
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	—	—	—	37	(10)	786	403	420	18	—	438	14	452	56	—
Central bank	6	—	—	—	—	—	—	—	—	—	6	—	6	—	—
Other banks	1	—	—	3,169	(634)	100	76	3,193	1,254	—	4,448	42	4,490	5,116	610
Other FI	59	—	—	1,661	(540)	96	18	1,739	26	—	1,824	139	1,963	50	—
Corporate	4,260	601	246	4	—	36	18	22	456	—	4,738	1,373	6,111	472	—
Personal	340	61	27	—	—	—	—	—	—	—	340	56	396	—	—
	4,666	662	273	4,871	(1,184)	1,018	515	5,374	1,754	—	11,794	1,624	13,418	5,694	610
2011
Government	9	—	—	33	(15)	360	751	(358)	35	—	(314)	116	(198)	40	—
Central bank	3	—	—	—	—	—	—	—	—	—	3	—	3	—	—
Other banks	130	—	—	4,892	(867)	162	214	4,840	1,620	2	6,592	41	6,633	5,180	122
Other FI	154	—	—	1,580	(639)	65	8	1,637	282	—	2,073	169	2,242	1,084	467
Corporate	5,775	1,190	442	9	—	27	—	36	454	—	6,265	2,247	8,512	471	—
Personal	362	—	—	—	—	—	—	—	—	—	362	57	419	—	—
	6,433	1,190	442	6,514	(1,521)	614	973	6,155	2,391	2	14,981	2,630	17,611	6,775	589
2010
Government	19	—	—	88	(7)	1,172	1,248	12	53	—	84	1	85	60	—
Central bank	5	—	—	—	—	—	—	—	—	—	5	—	5	—	—
Other banks	166	—	—	5,264	(834)	147	118	5,293	1,480	2	6,941	41	6,982	5,098	515
Other FI	92	—	—	1,724	(474)	34	7	1,751	22	—	1,865	285	2,150	145	—
Corporate	6,991	1,871	572	9	38	50	8	51	490	—	7,532	2,672	10,204	567	—
Personal	407	1	—	—	—	—	—	—	—	—	407	62	469	—	—
	7,680	1,872	572	7,085	(1,277)	1,403	1,381	7,107	2,045	2	16,834	3,061	19,895	5,870	515

CDS by reference entity

	2012				2011				2010
	Notional		Fair value		Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	5,934	5,905	361	(359)	5,151	5,155	538	(522)	3,820	3,923	436	(435)
Other banks	1,583	1,609	34	(30)	1,965	1,937	154	(152)	2,087	2,159	133	(135)
Other FI	1,209	1,061	47	(28)	2,417	2,204	157	(128)	1,648	1,388	72	(45)
Corporate	2,263	2,011	7	(4)	4,831	3,959	448	(399)	5,192	4,224	231	(168)
	10,989	10,586	449	(421)	14,364	13,255	1,297	(1,201)	12,747	11,694	872	(783)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	646	27	3,648	168	1,409	65	—	—	5,703	260
Other FI	2,335	72	2,539	109	324	8	88	—	5,286	189
	2,981	99	6,187	277	1,733	73	88	—	10,989	449
2011
Banks	6,595	499	68	5	32	4	—	—	6,695	508
Other FI	7,238	736	162	3	269	50	—	—	7,669	789
	13,833	1,235	230	8	301	54	—	—	14,364	1,297

*unaudited

Business review Risk and balance sheet management continued

Key points*
•	The Group maintains good relationships with multinational banks, other financial institutions and large corporate clients.

•
Exposure to Spain is driven by corporate lending and a sizeable mortgage-backed securities covered bond portfolio. Exposure fell further in most categories during 2012, driven by the sale of part of the covered bond portfolio and a decline in corporate lending, as a result of steps taken to de-risk the portfolio.

Government
•	The Group has an active portfolio of Spanish government debt and CDS exposures that can result in fluctuations between long and short positions for HFT debt securities.

Financial institutions
•
The Group’s largest exposure was AFS debt securities (mainly the covered bond portfolio) of £4.8 billion at 31 December 2012, which decreased by £1.6 billion during 2012, largely as a result of sales in the first half of the year. The portfolio continued to perform satisfactorily. However, the Group is monitoring the situation closely, including undertaking stress analyses.

•
Derivative exposure, mostly to Spanish international banks and a few of the large regional banks, declined to £1.3 billion at 31 December 2012 from £1.9 billion at 31 December 2011. The majority of this exposure was collateralised.

•	Lending to financial institutions decreased to less than £0.1 billion at 31 December 2012 from £0.3 billion at 31 December 2011.

Corporate
•
Lending decreased by £1.5 billion and off-balance sheet exposure by £0.9 billion, due to reductions primarily in the commercial real estate and electricity sectors. Commercial real estate lending amounted to £1.6 billion at 31 December 2012, predominantly in Non-Core. The majority of REIL and loan provisions relates to commercial real estate lending and further decreased during 2012, reflecting disposals and restructurings.

Non-Core (included above)
•
At 31 December 2012, Non-Core had lending exposure to Spain of £2.8 billion, a reduction of £1.0 billion or 26% since 31 December 2011. Commercial real estate (63%), construction (14%) and electricity (9%) sectors accounted for the majority of the lending exposure.

*unaudited

Business review Risk and balance sheet management continued

Country risk: Country risk exposure continued
Italy

				AFS and LAR debt	AFS	HFT debt securities		Total debt	Net		Balance	Off- balance		Gross
	Lending	REIL	Provisions	securities	reserves	Long	Short	securities	Derivatives	Repos	sheet	sheet	Total	Derivatives	Repos
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	9	—	—	408	(81)	2,781	2,224	965	80	—	1,054	—	1,054	131	—
Central bank	21	—	—	—	—	—	—	—	—	—	21	—	21	—	—
Other banks	200	—	—	125	(8)	42	54	113	1,454	—	1,767	33	1,800	8,428	3
Other FI	218	—	—	357	(1)	23	1	379	99	—	696	671	1,367	100	—
Corporate	1,392	34	5	87	2	85	22	150	664	—	2,206	1,900	4,106	938	—
Personal	23	—	—	—	—	—	—	—	—	—	23	12	35	—	—
	1,863	34	5	977	(88)	2,931	2,301	1,607	2,297	—	5,767	2,616	8,383	9,597	3
2011
Government	—	—	—	704	(220)	4,336	4,725	315	90	—	405	—	405	142	—
Central bank	73	—	—	—	—	—	—	—	—	—	73	—	73	—	—
Other banks	233	—	—	119	(14)	67	88	98	1,064	—	1,395	23	1,418	9,117	305
Other FI	299	—	—	685	(15)	40	13	712	686	—	1,697	1,146	2,843	687	—
Corporate	2,444	361	113	75	—	58	—	133	474	—	3,051	1,968	5,019	1,001	—
Personal	23	—	—	—	—	—	—	—	—	—	23	13	36	—	—
	3,072	361	113	1,583	(249)	4,501	4,826	1,258	2,314	—	6,644	3,150	9,794	10,947	305
2010
Government	45	—	—	906	(99)	5,113	3,175	2,844	71	—	2,960	6	2,966	156	—
Central bank	78	—	—	—	—	—	—	—	—	—	78	—	78	—	—
Other banks	668	—	—	198	(11)	67	16	249	781	1	1,699	161	1,860	7,724	58
Other FI	418	—	—	646	(5)	49	—	695	759	—	1,872	1,218	3,090	763	—
Corporate	2,483	314	141	20	—	36	8	48	420	—	2,951	2,456	5,407	831	—
Personal	27	—	—	—	—	—	—	—	—	—	27	12	39	—	—
	3,719	314	141	1,770	(115)	5,265	3,199	3,836	2,031	1	9,587	3,853	13,440	9,474	58
CDS by reference entity

	2012				2011				2010
	Notional		Fair value		Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	13,181	13,034	717	(754)	12,125	12,218	1,750	(1,708)	8,998	8,519	641	(552)
Other banks	3,537	3,488	163	(139)	6,078	5,938	1,215	(1,187)	4,417	4,458	421	(414)
Other FI	616	607	8	(5)	872	762	60	(51)	723	697	21	(13)
Corporate	2,580	2,295	28	(20)	4,742	4,299	350	(281)	4,506	3,966	150	(88)
	19,914	19,424	916	(918)	23,817	23,217	3,375	(3,227)	18,644	17,640	1,233	(1,067)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	2,113	81	7,755	432	3,252	105	—	—	13,120	618
Other FI	2,120	96	4,344	194	218	8	112	—	6,794	298
	4,233	177	12,099	626	3,470	113	112	—	19,914	916
2011
Banks	12,904	1,676	487	94	61	10	—	—	13,452	1,780
Other FI	10,138	1,550	8	2	219	43	—	—	10,365	1,595
	23,042	3,226	495	96	280	53	—	—	23,817	3,375

*unaudited

Business review Risk and balance sheet management continued

Key points*
•
The Group maintains good relationships with Italian government entities, banks, other financial institutions and large corporate clients. Since the start of 2011, the Group has taken steps to reduce and mitigate its risk through strategic exits where appropriate and through increased collateral requirements, in line with its evolving appetite for Italian risk. Lending exposure to Italian counterparties was reduced by a further £1.2 billion during 2012, to £1.9 billion.

Government and central bank
•	The Group is an active market-maker in Italian government bonds and has an active CDS portfolio, resulting in large and fluctuating gross long and short positions in HFT debt securities.

Financial institutions
•
The majority of the Group’s exposure relates to the top five banks. The Group’s product offering consists largely of collateralised trading products and to a lesser extent, short-term uncommitted lending lines for liquidity purposes. During 2012, derivative exposure decreased by £0.2 billion due to market movements. Risk is mitigated since most facilities are fully collateralised. Lending declined by £0.1 billion to £0.4 billion.

•	The AFS bond exposure was reduced by £0.3 billion due to sales.

Corporate
•	Lending declined by £1.1 billion, particularly to industrials.

Non-Core (included above)
•
Non-Core lending exposure was £0.9 billion at 31 December 2012, a £0.3 billion or 22% reduction since 31 December 2011, primarily due to a fall in exposure to investment funds and industrials. The remaining lending exposure was mainly to the commercial real estate (29%), leisure (25%) and electricity (16%) sectors.

*unaudited

Business review Risk and balance sheet management continued

Country risk: Country risk exposure continued
Portugal

				AFS and LAR debt	AFS	HFT debt securities		Total debt	Net		Balance	Off- balance		Gross
	Lending	REIL	Provisions	securities	reserves	Long	Short	securities	Derivatives	Repos	sheet	sheet	Total	Derivatives	Repos
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	—	—	—	72	(18)	28	15	85	17	—	102	—	102	17	—
Other banks	—	—	—	66	(12)	5	—	71	380	—	451	—	451	481	26
Other FI	—	—	—	1	—	21	11	11	38	—	49	3	52	38	—
Corporate	336	253	188	41	—	7	—	48	79	—	463	247	710	82	—
Personal	7	—	—	—	—	—	—	—	—	—	7	8	15	—	—
	343	253	188	180	(30)	61	26	215	514	—	1,072	258	1,330	618	26
2011
Government	—	—	—	56	(58)	36	152	(60)	19	—	(41)	—	(41)	25	—
Other banks	10	—	—	91	(36)	12	2	101	389	—	500	2	502	497	217
Other FI	—	—	—	5	—	7	—	12	30	—	42	—	42	30	3
Corporate	495	27	27	42	1	18	—	60	81	—	636	258	894	81	—
Personal	5	—	—	—	—	—	—	—	—	—	5	8	13	—	—
	510	27	27	194	(93)	73	154	113	519	—	1,142	268	1,410	633	220
2010
Government	86	—	—	92	(26)	68	122	38	29	—	153	211	364	45	—
Other banks	63	—	—	106	(24)	46	2	150	307	—	520	2	522	452	782
Other FI	—	—	—	47	—	7	—	54	7	—	61	1	62	7	—
Corporate	611	27	21	—	1	—	—	—	51	—	662	512	1,174	51	—
Personal	6	—	—	—	—	—	—	—	—	—	6	8	14	—	—
	766	27	21	245	(49)	121	124	242	394	—	1,402	734	2,136	555	782

CDS by reference entity

	2012				2011				2010
	Notional		Fair value		Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	3,182	3,134	302	(275)	3,304	3,413	997	(985)	2,844	2,923	471	(460)
Other banks	856	863	31	(30)	1,197	1,155	264	(260)	1,085	1,107	231	(243)
Other FI	8	5	—	(1)	8	5	1	(1)	9	6	(1)	—
Corporate	426	353	3	(7)	366	321	68	(48)	581	507	48	(29)
	4,472	4,355	336	(313)	4,875	4,894	1,330	(1,294)	4,519	4,543	749	(732)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	480	34	1,805	133	460	45	—	—	2,745	212
Other FI	534	38	1,126	88	35	(2)	32	—	1,727	124
	1,014	72	2,931	221	495	43	32	—	4,472	336
2011
Banks	2,922	786	46	12	—	—	—	—	2,968	798
Other FI	1,874	517	—	—	33	15	—	—	1,907	532
	4,796	1,303	46	12	33	15	—	—	4,875	1,330

*unaudited

Business review Risk and balance sheet management continued

Key points*
•
The Portuguese portfolio, which is managed out of Spain, mainly consists of corporate lending and derivative trading with the largest local banks. Medium-term activity has ceased with the exception of collateralised business.

•	Exposure declined further during 2012, with continued reductions in lending and off-balance sheet exposure, and sales of Group Treasury’s AFS bonds.

Government and central bank
•
The Group’s exposure to the Portuguese government at 31 December 2012 was £102 million, comprising a very small derivative exposure and a small net long debt securities position, an increase from the net short debt securities position at 31 December 2011.

Financial institutions
•	The remaining exposure is largely focused on the top four systemically important banks. Exposures generally consist of collateralised trading products.

Corporate
•	The largest exposure is to the land transport and logistics, electricity and telecommunications sectors, concentrated on a few large, highly creditworthy clients.

Non-Core (included above)
•
Non-Core lending exposure to Portugal decreased by £0.1 billion during 2012, to £0.3 billion. The portfolio largely comprised lending exposure to the land transport and logistics (40%), electricity (37%) and commercial real estate (18%) sectors.

*unaudited

Business review Risk and balance sheet management continued

Country risk: Country risk exposure continued
Greece

				AFS and LAR debt	AFS	HFT debt securities		Total debt	Net		Balance	Off- balance		Gross
	Lending	REIL	Provisions	securities	reserves	Long	Short	securities	Derivatives	Repos	sheet	sheet	Total	Derivatives	Repos
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	—	—	—	—	—	9	—	9	17	—	26	—	26	151	—
Central bank	7	—	—	—	—	—	—	—	—	—	7	—	7	—	—
Other banks	—	—	—	—	—	—	—	—	299	—	299	—	299	411	—
Other FI	1	—	—	—	—	—	8	(8)	—	—	(7)	—	(7)	—	—
Corporate	179	38	38	—	—	—	—	—	44	—	223	18	241	61	—
Personal	14	—	—	—	—	—	—	—	—	—	14	9	23	—	—
	201	38	38	—	—	9	8	1	360	—	562	27	589	623	—
2011
Government	7	—	—	312	—	102	5	409	—	—	416	—	416	71	—
Central bank	6	—	—	—	—	—	—	—	—	—	6	—	6	—	—
Other banks	—	—	—	—	—	—	—	—	290	—	290	—	290	405	—
Other FI	31	—	—	—	—	—	—	—	2	—	33	—	33	2	—
Corporate	427	256	256	—	—	—	—	—	63	—	490	42	532	63	—
Personal	14	—	—	—	—	—	—	—	—	—	14	10	24	—	—
	485	256	256	312	—	102	5	409	355	—	1,249	52	1,301	541	—
2010
Government	14	—	—	895	(694)	118	39	974	7	—	995	7	1,002	23	—
Central bank	36	—	—	—	—	—	—	—	—	—	36	—	36	—	—
Other banks	18	—	—	—	—	—	—	—	167	—	185	1	186	284	181
Other FI	31	—	—	—	—	—	—	—	3	—	34	3	37	3	—
Corporate	191	48	48	—	—	—	—	—	50	—	241	143	384	50	—
Personal	16	—	—	—	—	—	—	—	—	—	16	10	26	—	—
	306	48	48	895	(694)	118	39	974	227	—	1,507	164	1,671	360	181

CDS by reference entity

	2012				2011				2010
	Notional		Fair value		Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	—	—	—	—	3,158	3,165	2,228	(2,230)	2,960	3,061	854	(871)
Other banks	4	4	1	(1)	22	22	3	(3)	21	19	3	(3)
Other FI	—	—	—	—	34	34	8	(8)	35	35	11	(11)
Corporate	319	317	31	(33)	434	428	144	(142)	511	616	44	(49)
	323	321	32	(34)	3,648	3,649	2,383	(2,383)	3,527	3,731	912	(934)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	64	5	54	6	—	—	—	—	118	11
Other FI	130	18	42	3	—	—	33	—	205	21
	194	23	96	9	—	—	33	—	323	32
2011
Banks	2,001	1,345	1	1	—	—	—	—	2,002	1,346
Other FI	1,507	945	63	45	76	47	—	—	1,646	1,037
	3,508	2,290	64	46	76	47	—	—	3,648	2,383

*unaudited

Business review Risk and balance sheet management continued

Key points*
•
The Group’s exposure to Greece decreased further in 2012, largely as a result of the restructuring and sale of Greek government debt and a corporate write-off. The remainder of the exposure is actively managed, in line with the Group’s de-risking strategy that has been in place since early 2010. Much of the remaining exposure is collateralised or guaranteed. The remaining Greek exposure at 31 December 2012 was £0.6 billion. The majority of this was derivative exposure to banks (itself in part collateralised). The rest was mostly corporate lending including exposure to local subsidiaries of international companies.

Government and central bank
•
The Group participated in the restructuring of Greek government debt in March 2012, which resulted in the issuance of new bonds that were sold in March and April, and £0.3 billion of AFS bonds issued by the European Financial Stability Facility incorporated in Luxembourg. The Group no longer holds any AFS bonds issued by the Greek government. A small HFT position, resulting from the sovereign debt restructuring in March, has been retained to enable the Group to quote prices and stay relevant to key clients.

Financial institutions
•	Activity with Greek financial institutions is largely collateralised derivative and repo exposure, and remains under close scrutiny.

Corporate
•	Lending exposure fell by £0.2 billion to £0.2 billion, largely due to a single name write-off in the first half of 2012.

•	The Group’s focus is on short-term trade facilities to the domestic subsidiaries of international clients, increasingly supported by parental guarantees.

Non-Core (included above)
•
Non-Core lending exposure to Greece was £0.1 billion at 31 December 2012, a slight reduction from 31 December 2011. The remaining lending portfolio primarily consisted of the following sectors: commercial real estate (44%), construction (26%) and other services (12%).

*unaudited

Business review Risk and balance sheet management continued

Country risk: Country risk exposure continued
Cyprus

				AFS and LAR debt	AFS	HFT debt securities		Total debt	Net		Balance	Off- balance		Gross
	Lending	REIL	Provisions	securities	reserves	Long	Short	securities	Derivatives	Repos	sheet	sheet	Total	Derivatives	Repos
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	—	—	—	—	—	3	—	3	—	—	3	—	3	—	—
Other banks	—	—	—	—	—	—	—	—	11	—	11	—	11	12	—
Other FI	2	—	—	—	—	1	—	1	—	—	3	—	3	4	15
Corporate	274	162	54	—	—	—	—	—	24	—	298	36	334	38	—
Personal	15	—	—	—	—	—	—	—	—	—	15	11	26	—	—
	291	162	54	—	—	4	—	4	35	—	330	47	377	54	15
2011
Other banks	—	—	—	—	—	—	—	—	6	—	6	1	7	7	—
Other FI	38	—	—	—	—	—	—	—	1	—	39	1	40	1	200
Corporate	250	169	40	—	—	2	—	2	49	—	301	56	357	49	—
Personal	14	—	—	—	—	—	—	—	—	—	14	10	24	—	—
	302	169	40	—	—	2	—	2	56	—	360	68	428	57	200
2010
Central bank	—	—	—	—	—	—	—	—	—	—	—	1	1	—	—
Other banks	1	—	—	—	—	—	—	—	13	—	14	5	19	19	—
Other FI	38	—	—	—	—	—	—	—	1	14	53	1	54	4	218
Corporate	285	175	45	—	—	—	—	—	41	—	326	20	346	59	—
Personal	13	—	—	—	—	—	—	—	—	—	13	11	24	—	—
	337	175	45	—	—	—	—	—	55	14	406	38	444	82	218

*unaudited

Business review Risk and balance sheet management continued

Eurozone non-periphery

				AFS and LAR debt	AFS	HFT debt securities		Total debt	Net		Balance	Off- balance		Gross
	Lending	REIL	Provisions	securities	reserves	Long	Short	securities	Derivatives	Repos	sheet	sheet	Total	Derivatives	Repos
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	627	—	—	10,843	399	13,744	5,771	18,816	1,663	—	21,106	767	21,873	4,946	—
Central bank	21,862	—	—	—	—	—	—	—	35	—	21,897	—	21,897	36	4,648
Other banks	3,958	—	—	2,037	151	856	480	2,413	21,863	685	28,919	4,325	33,244	118,828	24,493
Other FI	3,425	—	—	7,302	(540)	795	102	7,995	6,849	624	18,893	4,123	23,016	13,498	11,988
Corporate	12,989	2,107	694	602	31	183	75	710	1,916	24	15,639	23,647	39,286	2,918	406
Personal	220	4	20	—	—	—	—	—	—	—	220	132	352	—	—
	43,081	2,111	714	20,784	41	15,578	6,428	29,934	32,326	1,333	106,674	32,994	139,668	140,226	41,535
2011
Government	610	—	—	17,199	420	14,743	9,397	22,545	1,688	—	24,843	938	25,781	4,599	791
Central bank	25,733	—	—	20	—	6	—	26	35	—	25,794	—	25,794	38	15,103
Other banks	2,965	—	—	3,144	204	836	1,184	2,796	24,245	610	30,616	4,426	35,042	140,891	27,072
Other FI	3,500	—	—	8,163	(475)	910	415	8,658	8,071	1,029	21,258	6,337	27,595	14,569	15,798
Corporate	19,137	1,880	700	690	20	288	59	919	2,578	3	22,637	24,139	46,776	4,556	713
Personal	288	22	21	—	—	—	—	—	—	—	288	128	416	—	—
	52,233	1,902	721	29,216	169	16,783	11,055	34,944	36,617	1,642	125,436	35,968	161,404	164,653	59,477
2010
Government	1,651	—	—	21,116	(22)	18,477	9,584	30,009	1,357	—	33,017	87	33,104	4,408	18
Central bank	17,421	—	—	—	—	—	—	—	12	6,244	23,677	—	23,677	24	29,123
Other banks	3,317	—	—	3,189	4	1,363	1,006	3,546	20,180	1,186	28,229	5,170	33,399	113,199	20,873
Other FI	3,540	—	—	7,875	(257)	613	76	8,412	6,030	1,352	19,334	7,631	26,965	10,836	7,908
Corporate	22,681	1,678	494	693	8	605	238	1,060	2,654	—	26,395	31,556	57,951	4,315	391
Personal	686	3	3	—	—	—	—	—	—	—	686	128	814	—	—
	49,296	1,681	497	32,873	(267)	21,058	10,904	43,027	30,233	8,782	131,338	44,572	175,910	132,782	58,313

CDS by reference entity

	2012				2011				2010
	Notional		Fair value		Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	15,369	13,980	(45)	54	11,197	10,585	509	(450)	8,331	8,635	137	(138)
Other banks	7,226	7,018	36	(15)	10,364	10,073	646	(602)	8,689	8,201	151	(142)
Other FI	8,423	7,354	28	(25)	14,095	12,973	403	(358)	9,940	9,447	25	(29)
Corporate	33,815	30,710	(507)	512	66,168	60,790	1,242	(1,057)	59,081	54,133	(720)	778
	64,833	59,062	(488)	526	101,824	94,421	2,800	(2,467)	86,041	80,416	(407)	469

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	5,311	(27)	20,137	(183)	2,903	(10)	—	—	28,351	(220)
Other FI	18,265	(152)	14,335	(82)	3,215	(39)	667	5	36,482	(268)
	23,576	(179)	34,472	(265)	6,118	(49)	667	5	64,833	(488)
2011
Banks	41,616	979	481	19	105	9	—	—	42,202	1,007
Other FI	57,742	1,625	365	38	1,368	116	147	14	59,622	1,793
	99,358	2,604	846	57	1,473	125	147	14	101,824	2,800

*unaudited

Business review Risk and balance sheet management continued

Country risk: Country risk exposure continued
Germany

				AFS and LAR debt	AFS	HFT debt securities		Total debt	Net		Balance	Off- balance		Gross
	Lending	REIL	Provisions	securities	reserves	Long	Short	securities	Derivatives	Repos	sheet	sheet	Total	Derivatives	Repos
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	—	—	—	8,103	453	5,070	1,592	11,581	533	—	12,114	735	12,849	1,656	—
Central bank	20,018	—	—	—	—	—	—	—	—	—	20,018	—	20,018	—	—
Other banks	660	—	—	668	10	280	332	616	5,558	183	7,017	139	7,156	50,998	4,935
Other FI	460	—	—	285	(23)	95	30	350	3,046	116	3,972	933	4,905	3,911	3,066
Corporate	3,756	460	152	207	14	11	2	216	339	24	4,335	5,462	9,797	637	406
Personal	83	1	—	—	—	—	—	—	—	—	83	25	108	—	—
	24,977	461	152	9,263	454	5,456	1,956	12,763	9,476	323	47,539	7,294	54,833	57,202	8,407
2011
Government	—	—	—	12,035	523	4,136	2,084	14,087	423	—	14,510	2	14,512	1,284	164
Central bank	18,068	—	—	—	—	—	—	—	2	—	18,070	—	18,070	2	—
Other banks	653	—	—	1,376	5	294	761	909	5,886	117	7,565	284	7,849	62,744	4,277
Other FI	305	—	—	563	(33)	187	95	655	3,272	49	4,281	1,116	5,397	3,657	1,659
Corporate	6,608	191	80	109	9	14	7	116	586	—	7,310	6,103	13,413	963	42
Personal	155	19	19	—	—	—	—	—	—	—	155	22	177	—	—
	25,789	210	99	14,083	504	4,631	2,947	15,767	10,169	166	51,891	7,527	59,418	68,650	6,142
2010
Government	—	—	—	10,648	1	5,964	4,124	12,488	160	—	12,648	—	12,648	805	18
Central bank	10,894	—	—	—	—	—	—	—	4	6,229	17,127	—	17,127	4	6,229
Other banks	1,060	—	—	1,291	3	567	481	1,377	5,943	346	8,726	250	8,976	52,483	2,854
Other FI	422	—	—	494	(47)	195	17	672	1,860	91	3,045	740	3,785	2,478	3,006
Corporate	7,519	163	44	219	4	44	53	210	633	—	8,362	7,905	16,267	1,368	—
Personal	162	—	—	—	—	—	—	—	—	—	162	22	184	—	—
	20,057	163	44	12,652	(39)	6,770	4,675	14,747	8,600	6,666	50,070	8,917	58,987	57,138	12,107

CDS by reference entity
	2012				2011				2010
	Notional		Fair value		Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	4,288	4,191	4	—	2,631	2,640	76	(67)	2,056	2,173	25	(19)
Other banks	2,849	2,696	13	(11)	4,765	4,694	307	(310)	3,848	3,933	73	(88)
Other FI	2,385	2,172	(16)	18	3,653	3,403	7	(2)	2,712	2,633	(18)	18
Corporate	10,526	9,644	(257)	261	20,433	18,311	148	(126)	20,731	19,076	(382)	372
	20,048	18,703	(256)	268	31,482	29,048	538	(505)	29,347	27,815	(302)	283

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	1,968	(22)	6,263	(87)	940	(7)	—	—	9,171	(116)
Other FI	5,047	(70)	5,103	(55)	727	(15)	—	—	10,877	(140)
	7,015	(92)	11,366	(142)	1,667	(22)	—	—	20,048	(256)
2011
Banks	14,644	171	163	4	8	—	—	—	14,815	175
Other FI	16,315	357	18	—	334	6	—	—	16,667	363
	30,959	528	181	4	342	6	—	—	31,482	538

*unaudited

Business review Risk and balance sheet management continued

Netherlands

				AFS and LAR debt	AFS	HFT debt securities		Total debt	Net		Balance	Off- balance		Gross
	Lending	REIL	Provisions	securities	reserves	Long	Short	securities	Derivatives	Repos	sheet	sheet	Total	Derivatives	Repos
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	7	—	—	1,052	57	1,248	993	1,307	36	—	1,350	29	1,379	1,662	—
Central bank	1,822	—	—	—	—	—	—	—	2	—	1,824	—	1,824	2	4,648
Other banks	496	—	—	575	136	252	86	741	6,667	309	8,213	3,471	11,684	16,558	3,074
Other FI	1,785	—	—	6,107	(508)	242	17	6,332	1,908	45	10,070	1,311	11,381	5,087	2,335
Corporate	3,720	508	156	66	2	29	28	67	476	—	4,263	6,650	10,913	648	—
Personal	26	—	—	—	—	—	—	—	—	—	26	12	38	—	—
	7,856	508	156	7,800	(313)	1,771	1,124	8,447	9,089	354	25,746	11,473	37,219	23,957	10,057
2011
Government	8	—	—	1,447	74	849	591	1,705	40	—	1,753	—	1,753	1,521	—
Central bank	7,654	—	—	—	—	6	—	6	7	—	7,667	—	7,667	10	15,103
Other banks	623	—	—	802	217	365	278	889	7,410	164	9,086	3,566	12,652	17,425	2,615
Other FI	1,557	—	—	6,804	(386)	290	108	6,986	1,806	108	10,457	3,388	13,845	5,082	5,792
Corporate	4,827	621	209	199	6	113	5	307	747	3	5,884	6,596	12,480	1,820	416
Personal	20	3	2	—	—	—	—	—	—	—	20	11	31	—	—
	14,689	624	211	9,252	(89)	1,623	982	9,893	10,010	275	34,867	13,561	48,428	25,858	23,926
2010
Government	914	—	—	3,469	16	1,426	607	4,288	46	—	5,248	46	5,294	1,682	—
Central bank	6,484	—	—	—	—	—	—	—	—	—	6,484	—	6,484	12	22,167
Other banks	554	—	—	984	2	223	275	932	4,819	202	6,507	3,813	10,320	13,199	837
Other FI	1,801	—	—	6,612	(185)	344	12	6,944	2,944	172	11,861	4,734	16,595	5,630	1,084
Corporate	6,170	388	149	264	3	152	57	359	875	—	7,404	9,537	16,941	1,178	—
Personal	81	3	3	—	—	—	—	—	—	—	81	11	92	—	—
	16,004	391	152	11,329	(164)	2,145	951	12,523	8,684	374	37,585	18,141	55,726	21,701	24,088

CDS by reference entity
	2012				2011				2010
	Notional		Fair value		Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	1,352	1,227	(12)	11	1,206	1,189	31	(31)	1,195	999	(2)	(4)
Other banks	659	695	(1)	2	965	995	41	(42)	784	789	12	(10)
Other FI	3,080	2,799	20	(23)	5,772	5,541	142	(131)	4,210	3,985	48	(46)
Corporate	7,943	6,852	(93)	87	15,416	14,238	257	(166)	12,330	11,113	(72)	177
	13,034	11,573	(86)	77	23,359	21,963	471	(370)	18,519	16,886	(14)	117

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	763	(17)	3,112	(32)	539	(3)	—	—	4,414	(52)
Other FI	4,990	(33)	2,046	7	917	(13)	667	5	8,620	(34)
	5,753	(50)	5,158	(25)	1,456	(16)	667	5	13,034	(86)
2011
Banks	7,605	107	88	1	6	—	—	—	7,699	108
Other FI	14,529	231	308	37	676	81	147	14	15,660	363
	22,134	338	396	38	682	81	147	14	23,359	471

*unaudited

Business review Risk and balance sheet management continued

Country risk: Country risk exposure continued
France

				AFS and LAR debt	AFS	HFT debt securities		Total debt	Net		Balance	Off- balance		Gross
	Lending	REIL	Provisions	securities	reserves	Long	Short	securities	Derivatives	Repos	sheet	sheet	Total	Derivatives	Repos
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	494	—	—	537	(41)	5,186	2,064	3,659	257	—	4,410	3	4,413	270	—
Central bank	9	—	—	—	—	—	—	—	—	—	9	—	9	—	—
Other banks	2,498	—	—	730	5	184	27	887	5,608	58	9,051	591	9,642	41,782	11,581
Other FI	124	—	—	757	(4)	252	51	958	833	392	2,307	1,106	3,413	1,721	2,743
Corporate	2,426	116	71	218	16	116	15	319	724	—	3,469	7,685	11,154	1,147	—
Personal	71	—	—	—	—	—	—	—	—	—	71	75	146	—	—
	5,622	116	71	2,242	(24)	5,738	2,157	5,823	7,422	450	19,317	9,460	28,777	44,920	14,324
2011
Government	481	—	—	2,648	(14)	8,705	5,669	5,684	357	—	6,522	911	7,433	372	—
Central bank	3	—	—	20	—	—	—	20	—	—	23	—	23	—	—
Other banks	1,273	—	—	889	(17)	157	75	971	7,009	262	9,515	474	9,989	42,922	17,689
Other FI	282	—	—	642	(40)	325	126	841	592	83	1,798	928	2,726	1,763	4,541
Corporate	3,761	128	74	240	9	72	34	278	743	—	4,782	7,829	12,611	1,148	—
Personal	79	—	—	—	—	—	—	—	—	—	79	75	154	—	—
	5,879	128	74	4,439	(62)	9,259	5,904	7,794	8,701	345	22,719	10,217	32,936	46,205	22,230
2010
Government	511	—	—	5,912	40	10,266	3,968	12,210	362	—	13,083	15	13,098	399	—
Central bank	3	—	—	—	—	—	—	—	—	15	18	—	18	—	727
Other banks	1,095	—	—	774	—	410	204	980	6,554	629	9,258	954	10,212	35,028	16,002
Other FI	470	—	—	666	(22)	42	23	685	361	14	1,530	1,310	2,840	740	1,255
Corporate	4,376	230	46	71	1	185	90	166	672	—	5,214	9,285	14,499	1,074	—
Personal	102	—	—	—	—	—	—	—	—	—	102	76	178	—	—
	6,557	230	46	7,423	19	10,903	4,285	14,041	7,949	658	29,205	11,640	40,845	37,241	17,984

CDS by reference entity
	2012				2011				2010
	Notional		Fair value		Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	4,989	4,095	76	(66)	3,467	2,901	228	(195)	2,225	2,287	87	(92)
Other banks	3,443	3,337	23	(5)	4,232	3,995	282	(236)	3,631	3,071	63	(43)
Other FI	1,789	1,374	(8)	9	2,590	2,053	136	(117)	1,722	1,609	—	(2)
Corporate	11,435	10,618	(106)	112	23,224	21,589	609	(578)	19,771	18,466	(181)	159
	21,656	19,424	(15)	50	33,513	30,538	1,255	(1,126)	27,349	25,433	(31)	22

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	1,779	14	7,102	(15)	921	6	—	—	9,802	5
Other FI	5,995	(12)	4,798	(5)	1,061	(3)	—	—	11,854	(20)
	7,774	2	11,900	(20)	1,982	3	—	—	21,656	(15)
2011
Banks	13,353	453	162	13	79	8	—	—	13,594	474
Other FI	19,641	758	24	1	254	22	—	—	19,919	781
	32,994	1,211	186	14	333	30	—	—	33,513	1,255

*unaudited

Business review Risk and balance sheet management continued

Belgium

				AFS and LAR debt	AFS	HFT debt securities		Total debt	Net		Balance	Off- balance		Gross
	Lending	REIL	Provisions	securities	reserves	Long	Short	securities	Derivatives	Repos	sheet	sheet	Total	Derivatives	Repos
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	—	—	—	828	(44)	1,269	711	1,386	103	—	1,489	—	1,489	404	—
Other banks	186	—	—	2	—	2	2	2	2,618	50	2,856	7	2,863	4,035	1,256
Other FI	249	—	—	—	—	—	—	—	239	—	488	30	518	252	—
Corporate	414	50	15	14	—	6	—	20	180	—	614	1,263	1,877	270	—
Personal	22	3	20	—	—	—	—	—	—	—	22	8	30	—	—
	871	53	35	844	(44)	1,277	713	1,408	3,140	50	5,469	1,308	6,777	4,961	1,256
2011
Government	—	—	—	742	(116)	608	722	628	89	—	717	—	717	492	—
Central bank	8	—	—	—	—	—	—	—	3	—	11	—	11	3	—
Other banks	287	—	—	4	—	—	—	4	2,399	51	2,741	8	2,749	7,868	1,694
Other FI	354	—	—	—	—	1	4	(3)	191	—	542	64	606	260	—
Corporate	588	31	21	3	—	20	—	23	277	—	888	1,279	2,167	375	255
Personal	20	—	—	—	—	—	—	—	—	—	20	8	28	—	—
	1,257	31	21	749	(116)	629	726	652	2,959	51	4,919	1,359	6,278	8,998	1,949
2010
Government	102	—	—	763	(54)	529	602	690	92	—	884	—	884	745	—
Central bank	14	—	—	—	—	—	—	—	7	—	21	—	21	7	—
Other banks	441	—	—	39	1	66	2	103	1,822	—	2,366	3	2,369	6,051	961
Other FI	32	—	—	—	—	—	—	—	126	—	158	81	239	201	—
Corporate	893	27	27	1	—	11	2	10	191	—	1,094	1,400	2,494	387	391
Personal	327	—	—	—	—	—	—	—	—	—	327	8	335	—	—
	1,809	27	27	803	(53)	606	606	803	2,238	—	4,850	1,492	6,342	7,391	1,352

CDS by reference entity
	2012				2011				2010
	Notional		Fair value		Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	1,890	1,674	(31)	29	1,612	1,505	120	(110)	880	986	53	(57)
Other banks	212	222	1	(1)	312	302	14	(13)	278	266	2	(1)
Corporate	301	276	(1)	1	563	570	12	(12)	628	594	(6)	6
	2,403	2,172	(31)	29	2,487	2,377	146	(135)	1,786	1,846	49	(52)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	244	(2)	1,156	(17)	281	(3)	—	—	1,681	(22)
Other FI	178	—	505	(9)	39	—	—	—	722	(9)
	422	(2)	1,661	(26)	320	(3)	—	—	2,403	(31)
2011
Banks	1,602	97	2	—	12	1	—	—	1,616	98
Other FI	866	48	1	—	4	—	—	—	871	48
	2,468	145	3	—	16	1	—	—	2,487	146

*unaudited

Business review Risk and balance sheet management continued

Country risk: Country risk exposure continued
Luxembourg

				AFS and LAR debt	AFS	HFT debt securities		Total debt	Net		Balance	Off- balance		Gross
	Lending	REIL	Provisions	securities	reserves	Long	Short	securities	Derivatives	Repos	sheet	sheet	Total	Derivatives	Repos
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central bank	13	—	—	—	—	—	—	—	—	—	13	—	13	—	—
Other banks	99	—	—	8	—	8	6	10	485	77	671	—	671	650	2,215
Other FI	717	—	—	51	(1)	198	4	245	821	68	1,851	719	2,570	2,343	2,951
Corporate	1,817	940	287	—	—	19	23	(4)	156	—	1,969	1,469	3,438	164	—
Personal	4	—	—	—	—	—	—	—	—	—	4	2	6	—	—
	2,650	940	287	59	(1)	225	33	251	1,462	145	4,508	2,190	6,698	3,157	5,166
2011
Other banks	101	—	—	10	—	7	—	17	530	16	664	—	664	664	447
Other FI	925	—	—	54	(7)	82	80	56	2,174	789	3,944	711	4,655	3,676	3,529
Corporate	2,228	897	301	5	—	58	6	57	180	—	2,465	1,294	3,759	195	—
Personal	2	—	—	—	—	—	—	—	—	—	2	2	4	—	—
	3,256	897	301	69	(7)	147	86	130	2,884	805	7,075	2,007	9,082	4,535	3,976
2010
Government	—	—	—	—	—	24	—	24	—	—	24	—	24	—	—
Central bank	25	—	—	—	—	—	—	—	—	—	25	—	25	—	—
Other banks	26	—	—	30	(1)	45	—	75	492	7	600	1	601	610	7
Other FI	734	—	—	99	(3)	32	19	112	731	1,069	2,646	696	3,342	1,740	2,325
Corporate	2,503	807	206	5	1	183	21	167	246	—	2,916	1,684	4,600	258	—
Personal	3	—	—	—	—	—	—	—	—	—	3	2	5	—	—
	3,291	807	206	134	(3)	284	40	378	1,469	1,076	6,214	2,383	8,597	2,608	2,332

CDS by reference entity

	2012				2011				2010
	Notional		Fair value		Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Other FI	1,169	1,009	32	(29)	2,080	1,976	118	(108)	1,296	1,220	(5)	1
Corporate	1,388	1,238	(9)	10	2,478	2,138	146	(116)	2,367	1,918	(16)	13
	2,557	2,247	23	(19)	4,558	4,114	264	(224)	3,663	3,138	(21)	14

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	96	4	611	23	63	(1)	—	—	770	26
Other FI	1,111	(12)	361	12	315	(3)	—	—	1,787	(3)
	1,207	(8)	972	35	378	(4)	—	—	2,557	23
2011
Banks	1,535	93	16	—	—	—	—	—	1,551	93
Other FI	2,927	164	10	—	70	7	—	—	3,007	171
	4,462	257	26	—	70	7	—	—	4,558	264

*unaudited

Business review Risk and balance sheet management continued

Other eurozone(1)

	Lending			AFS and LAR debt	AFS	HFT debt securities		Total debt	Net		Balance	Off- balance		Gross
		REIL	Provisions	securities	reserves	Long	Short	securities	Derivatives	Repos	sheet	sheet	Total	Derivatives	Repos
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	126	—	—	323	(26)	971	411	883	734	—	1,743	—	1,743	954	—
Central bank	—	—	—	—	—	—	—	—	33	—	33	—	33	34	—
Other banks	19	—	—	54	—	130	27	157	927	8	1,111	117	1,228	4,805	1,432
Other FI	90	—	—	102	(4)	8	—	110	2	3	205	24	229	184	893
Corporate	856	33	13	97	(1)	2	7	92	41	—	989	1,118	2,107	52	—
Personal	14	—	—	—	—	—	—	—	—	—	14	10	24	—	—
	1,105	33	13	576	(31)	1,111	445	1,242	1,737	11	4,095	1,269	5,364	6,029	2,325
2011
Government	121	—	—	327	(47)	445	331	441	779	—	1,341	25	1,366	930	627
Central bank	—	—	—	—	—	—	—	—	23	—	23	—	23	23	—
Other banks	28	—	—	63	(1)	13	70	6	1,011	—	1,045	94	1,139	9,268	350
Other FI	77	—	—	100	(9)	25	2	123	36	—	236	130	366	131	277
Corporate	1,125	12	15	134	(4)	11	7	138	45	—	1,308	1,038	2,346	55	—
Personal	12	—	—	—	—	—	—	—	—	—	12	10	22	—	—
	1,363	12	15	624	(61)	494	410	708	1,894	—	3,965	1,297	5,262	10,407	1,254
2010
Government	124	—	—	324	(25)	268	283	309	697	—	1,130	26	1,156	777	—
Central bank	1	—	—	—	—	—	—	—	1	—	2	—	2	1	—
Other banks	141	—	—	71	(1)	52	44	79	550	2	772	149	921	5,828	212
Other FI	81	—	—	4	—	—	5	(1)	8	6	94	70	164	47	238
Corporate	1,220	63	22	133	(1)	30	15	148	37	—	1,405	1,745	3,150	50	—
Personal	11	—	—	—	—	—	—	—	—	—	11	9	20	—	—
	1,578	63	22	532	(27)	350	347	535	1,293	8	3,414	1,999	5,413	6,703	450

CDS by reference entity

	2012				2011				2010
	Notional		Fair value		Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	2,850	2,793	(82)	80	2,281	2,350	54	(47)	1,975	2,190	(26)	34
Other banks	63	68	—	—	90	87	2	(1)	148	142	1	—
Corporate	2,222	2,082	(41)	41	4,054	3,944	70	(59)	3,254	2,966	(63)	51
	5,135	4,943	(123)	121	6,425	6,381	126	(107)	5,377	5,298	(88)	85

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	461	(4)	1,893	(55)	159	(2)	—	—	2,513	(61)
Other FI	944	(25)	1,522	(32)	156	(5)	—	—	2,622	(62)
	1,405	(29)	3,415	(87)	315	(7)	—	—	5,135	(123)
2011
Banks	2,877	58	50	1	—	—	—	—	2,927	59
Other FI	3,464	67	4	—	30	—	—	—	3,498	67
	6,341	125	54	1	30	—	—	—	6,425	126

Note:
(1)	Comprises Austria, Estonia, Finland, Malta, Slovakia and Slovenia.

*unaudited

Business review Risk and balance sheet management continued

Country risk: Country risk exposure continued
Eurozone non-periphery

Key points*
•
The Group holds a major and diversified portfolio in eurozone non-periphery countries with significant exposures to financial institutions and corporates, notably in Germany, the Netherlands and France, and a sizeable liquidity portfolio with the German central bank.

•
Exposure decreased in most product categories and to most client groups during 2012, particularly in lending to corporates, contingent liabilities and commitments, as a result of currency movements and de-risking of the portfolio.

Government and central bank
•
The Group holds significant short-term surplus liquidity with central banks for liquidity, credit risk and capital considerations as well as due to limited alternative investment opportunities. This exposure also fluctuates as part of the Group’s asset and liability management. In the third quarter of 2012 the Group transferred part of its euro payment activity from the RBS N.V. account with the Dutch central bank to the RBS plc account with the German central bank, as part of strategic plans to migrate most of the RBS N.V. balance sheet, activities and exposures to RBS plc.

•
Germany - Net long HFT positions in German bonds in Markets increased during 2012, driven by market opportunities. Concurrently, German AFS bond positions in Group Treasury were reduced in the first half of the year, in line with internal liquidity management strategies.

•
France - The Group reduced its long and short HFT positions in Markets throughout 2012 while reducing its net long HFT position in the first half of the year and increasing it again in the second half of the year, in anticipation of changes in credit spreads. AFS bond positions in Group Treasury were gradually reduced as part of general risk management and in line with internal liquidity management strategies.

•
Belgium - Net HFT government debt exposure increased by £0.7 billion on balance over 2012, as part of regular fluctuations in the Markets business. AFS debt securities exposures increased by £0.1 billion and the negative AFS reserve declined by the same amount as a result of recovery in bond prices.

Financial institutions
•
France - Lending exposure to banks increased as a result of a transfer of bank account services for Group Treasury secured funding transactions from in-house to an external bank, for £1.7 billion. Derivatives exposure to banks decreased by £1.4 billion, spread over a number of banks.

Corporate
•	Germany - Lending to corporate clients fell by £2.9 billion, largely as a result of reductions in Non-Core exposure to the transport, commercial real estate, electricity and media sectors.

•
The Netherlands - Lending to corporate clients decreased by £1.1 billion due to reductions in the commercial real estate and telecommunications sectors, with half of this reduction in the Non-Core portfolio.

•
France - Lending to corporate clients decreased by £1.3 billion due to reductions in the telecommunications, commercial real estate and construction sectors, half of this reduction is in the Non-Core portfolio.

Non-Core (included above)
•
Germany - Non-Core lending exposure was £2.8 billion at 31 December 2012, down £2.6 billion since 31 December 2011. Most of the lending was in the commercial real estate (64%) and natural resources (12%) sectors.

•
The Netherlands - Non-Core lending exposure was £2.0 billion at 31 December 2012, down £0.5 billion since 31 December 2011. Most of the lending was in the commercial real estate (56%) and securitisations (21%) sectors.

•
France - Non-Core lending exposure was £1.6 billion at 31 December 2012, a decline of £0.7 billion since 31 December 2011. The lending portfolio mainly comprised public sector (30%), commercial real estate (23%) and construction (13%) exposures.

Business review Risk and balance sheet management continued

Other risks
241	Operational risk
244	Regulatory risk
249	Conduct risk
250	Reputational risk
250	Business risk
251	Pension risk

Business review Risk and balance sheet management continued

Other risks
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

In 2012, the Group continued to make good progress in enhancing its operational risk framework and risk management capabilities. Details of developments undertaken and planned are set out below along with the key processes through which the Group manages operational risk.

In 2013, through further embedding the enhanced operational risk framework and tools and improving framework linkages, operational risk will be managed on a more forward-looking basis.

Governance, structure and risk appetite
Governance and structure
Group Operational Risk is an independent function reporting to the Head of Restructuring & Risk. It is responsible for the design and maintenance of the operational risk policy standards.

The standards, which are incorporated in the Group Policy Framework (GPF), provide the direction for delivering effective operational risk management and are designed to allow the consistent identification, assessment, management, monitoring and reporting of operational risk across the Group.

The Operational Risk Executive Committee acts upon all operational risk matters, and reviews and monitors the operational risk profile across the Group, in line with risk appetite. It oversees, manages and monitors operational risk strategies and frameworks, and reviews operational risk policy. It escalates and reports necessary items to the Group Risk Committee.

Operational risk appetite, policy and frameworks are reviewed regularly at the Executive Risk Forum to satisfy oversight responsibilities and, as appropriate, other senior committees.

Risk appetite
The Group’s operational risk appetite statement is agreed by the Group Board. It comprises a number of specific measures of risk, such as:

•
The maximum operational risk losses the Group is prepared to accept. For 2012, this was expressed as a percentage of the Group’s estimated gross income but will transition to a more forward-looking expected loss measure during 2013 following the development of the operational risk model; and

•	Aggregate loss targets at specific confidence levels.

To confirm that the Group operates within the set risk appetite, the high-level statement is supplemented by specific tolerances for different types of operational risk. The GPF sets out how to manage risk within acceptable limits, which in turn enables the Group to operate within the overall risk appetite and the specific tolerances.

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

Although the operational risk tools encompass all stages of the risk cycle, they can be broadly categorised as follows:

Identification and assessment
Risk and control assessments
Risk and control assessments are used to identify and assess material operational risks and key controls across all business areas. To provide a consistent categorisation of risks and controls across the Group and to support identification of risk concentrations, all risks and controls are mapped to the Group-wide risk taxonomy and the newly developed control catalogue.

The process is designed to confirm that risks are effectively managed in line with stated risk appetite, prioritised and documented. Controls are tested frequently to verify and validate that they remain fit for purpose and operate effectively.

Risk assessments are often conducted in a workshop environment, bringing together subject matter experts and key stakeholders from across the division and key functions. This approach has led to a more complete view of the risk profile and more informed decisions.

During 2013, the focus will be on the continued implementation and embedding of risk assessments across the Group. This includes the strengthening of links between risk assessments and other elements of the Group operational risk framework. In addition, risk assessments will increasingly be utilised to identify single points of failure.

New product risk assessment process
The Group’s new product risk assessment process is designed to identify, assess and approve the risks associated with new products prior to launch.

Several process enhancements were made during 2012, which strengthened the interaction between business, risk and specialist areas. Reporting has been established and work has started to enhance the inventory of products provided by the Group.

* unaudited

Business review Risk and balance sheet management continued

Scenario analysis
Scenario analysis is used to assess the possible impact of extreme but plausible operational risk loss events. It provides a forward-looking basis for managing exposures beyond the Group's risk appetite. The methodology provides a structured and consistent approach to scenario scoping and measurement. During 2012, the portfolio of scenarios was further enhanced to increase coverage of the material risks to which the Group is exposed.

Scenario analysis is an important component in the operational risk framework, providing senior management with valuable insight into systemic risk that could significantly impact the Group’s financial performance or reputation if these events were to occur. Using its forward-looking nature, senior management cross-examines various risk topics against a range of circumstances and assumptions, including consideration of single points of failure.

Scenarios are run in a workshop environment, bringing business, risk and control experts together, thereby ensuring that risk management is approached holistically. They include Group-wide themes, which are led by Group Operational Risk and allow the Group to assess the impacts of pan-divisional risks and macroeconomic stresses (e.g. eurozone distress).

Stress testing
The Group further refined its approach to assessing the impact of the economic cycle on its operational risk losses by specifically assessing the impact of the FSA's published Anchor II scenario, which describes a series of country-specific shocks around the world on:

•	expected levels of operational risk losses; and

•	capital adequacy requirements for operational risk.

The impact of the FSA Anchor II scenario on the Group's operational risk capital, as calculated under the standardised approach, was also projected based on the outputs of the Group’s stress-testing exercises.

Operational risk impacts are also assessed based on additional economic stress scenarios developed internally.

Capital model development
The Group has continued with the development of its statistical modelling capability for operational risk based on the requirements set out under the Basel II advanced measurement approach. The model considers internal and external loss data as well as scenarios and business environment and internal control factors. The primary use of the model will be to contribute to the economic capital calculation and to help test the Group’s capital adequacy requirement. Embedding of the model outputs is continuing in 2013.

Management, monitoring and reporting
Issues management
The objective of the operational risk issues management framework is the adoption of a consistent approach to the identification, capture, classification, monitoring, closure and acceptance of operational risk issues and associated actions across the Group.

This element of the operational risk framework continues to be enhanced in areas such as analysis of common issues on an aggregated basis across the Group to identify emerging trends and improvements to the quality of data captured.

Event and loss data management
Event and loss data management covers the discovery, escalation, capture, investigation, approval and closure, and reporting and analysis of operational risk events and loss data. It also provides for clear, simple, quick and consistent communication of operational risk events that meet defined threshold criteria to those members of the Group’s senior management and executives who need to know of these events.

The Group has continued to focus on the timely, accurate capture of operational risk losses; the use of a single Group-wide repository; and the escalation of material operational risk events. This has resulted in enhanced completeness and accuracy of the Group’s internal loss data, and transparency of operational risk events, which allows the Group to manage its operational risk profile more effectively.

The event and loss data process will continue to evolve to keep apace with changing regulatory and industry standards regarding the collection of internal loss data.

Insurance
The Group purchases insurance to provide the business with financial protection against specific losses and to comply with statutory or contractual requirements. Insurance is used to help manage the Group’s exposures, providing protection against financial loss once a risk has crystallised.

Monitoring and reporting
Monitoring and reporting forms an integral part of all of the Group’s operational risk management processes, which are designed to ensure that risks and issues are identified, escalated and managed on a timely basis. Exposures for each division are reported through monthly risk and control reports, which provide detail on the risk exposures and action plans.

Enhancements made during 2012 include single-source extraction and publication of operational risk data across the Group, such as operational risk events and losses. This has resulted in consistent and higher quality information for the purposes of oversight, challenge and operational risk management.

Business review Risk and balance sheet management continued

Other risks: Operational risk* continued
Control environment certification
Control Environment Certification (CEC) is used by the Group Executive management to review and assess its internal control framework. Senior management are required to provide a twice-yearly assessment of the robustness of the Group’s internal control environment including:

•	compliance with the Group Policy Framework and key divisional/functional policy standards;

•	compliance with the requirements of the UK Corporate Governance Code;

•	effectiveness of the risk frameworks, culture and governance structures of each division or function to help ensure the Group operates within risk appetite; and

•	reporting on the material risks for the business against appetite.

The CEC outcomes are reported at both the divisional risk and audit committees and Group Audit Committee.

Operational risk metrics
Operational risk events (net loss greater than £10,000) by event category
All losses and recoveries associated with an event are reported based on the date of each financial impact. A single event can have multiple losses (or recoveries), which may take a period of time to crystallise. Losses and recoveries will also have been booked during 2012 on events which occurred or were identified in prior years.

Number of events
At 31 December 2012, two categories accounted for around 60% of all operational risk events: (i) clients, products and business practices; and (ii) execution, delivery and process management. This proportion was unchanged from 31 December 2011.

Value of losses
At 31 December 2012, three categories continue to account for 98% of the losses, however technology and infrastructure failures have replaced fraud as one of the primary loss categories. This reflects the value of losses and provisions associated with a major systems incident during 2012 (referred to as the Group technology incident). The majority of the increase in losses associated with the clients, products and business practices event category are the result of increased Payment Protection Insurance provisions, and new provisions in respect of Interest Rate Hedging Products and LIBOR.

A small number of operational risk events contribute a high percentage of the total losses. This is evidenced by the fact that in 2012 only 4% of operational risk events had a value of £1 million or greater (2011 - 3%) but accounted for 97% of the overall losses (2011 - 91%).

Capital
The Group calculates the capital requirement for operational risk using the standardised approach. The capital requirements are as follows:

	2012 £m	2011 £m
Operational risk minimum capital requirement	3,668	3,034

* unaudited

Business review Risk and balance sheet management continued

Regulatory risk*
Regulatory risk is the risk of material loss or liability, legal or regulatory sanctions, or reputational damage, arising from the failure to comply with (or adequately plan for changes to) relevant official sector policy, laws, regulations, or major industry standards, in any location in which the Group operates. The Group believes that maintaining a strong regulatory risk framework is fundamental to protecting sustainable growth, rebuilding its reputation and maintaining stakeholder confidence.

The regulatory environment remained highly challenging during 2012, as policymakers and regulators continued to strengthen regulation and supervision in response to the events of 2007/2008 and subsequent economic and financial stress.

The regulatory agenda, largely framed by the G20 but with many instances of European Union (EU) and national initiatives, constitutes the most sweeping set of changes seen in many decades. At 31 December 2012, the Group was managing some 105 major regulatory or legislative policy initiatives. During the year as a whole, it had also reviewed over 320 consultations in its core markets. In addition to these changes, many supervisory authorities also continued to intensify their ongoing level of scrutiny and intervention.

These trends have posed multiple challenges for banking groups, including the Group, namely:

•	tracking, analysing and engaging with policymakers on proposed changes;

•	implementing change programmes to ensure compliance with new requirements;

•	revisiting strategy, business and operating models in response to the new environment; and

•	driving through cultural and other changes to promote good business practice and to minimise enforcement risks.

Global regulatory developments
The global agenda continues to be guided by the G20, drawing on the original action plan for strengthening financial stability agreed by G20 leaders at the November 2008 Washington summit. Although policy initiation at the G20 level is drawing to an end, a substantial pipeline of policy development remains in train and the Group does not anticipate any easing of this for some time. During 2012, G20 countries continued to implement various elements of this action plan, and further endorsed it at the G20 leaders’ summit held in Los Cabos, Mexico in June 2012 and the finance ministers’ and central bank governors’ meetings, most recently in Mexico City in November 2012.

Key developments during 2012 included the following:
Basel III
Following publication by the Basel Committee on Banking Supervision in December 2010 of rules for the new Basel III capital and liquidity framework, work during 2012 focused on finalising the remaining elements of policy and preparing for implementation. Highlights were:

•
Publication of results of the Basel III monitoring exercise at 30 June 2011 (published April 2012) and at 31 December 2011 (published September 2012). The latest results (which ignore the transitional provisions which apply) showed good progress, with an average Common Equity Tier 1 ratio of 7.7% across 102 banks with Tier 1 capital above €3 billion. This compares to an effective target of 7%. However, individual bank shortfalls, including surcharges for systemically important banks where applicable, still totalled €374 billion;

•	The finalisation of rules for composition of capital disclosure requirements (June 2012);

•	Proposals for monitoring indicators for intra-day liquidity management (July 2012);

•	Interim rules for the capitalisation of bank exposures to central counterparties (July 2012);

•	Final rules for the regulatory treatment of valuation adjustments to derivative liabilities (July 2012); and

•
Final rules amending the liquidity coverage ratio (LCR), including revised definitions of high quality liquid assets and net cash outflows. The LCR will now be phased in from 2015 to 2019 and it was also re-confirmed that a stock of liquid assets would be available for use by banks in stress situations (January 2013).

The Basel Committee also turned its attention increasingly to developments beyond Basel III. In particular, it published an initial consultation paper to launch its fundamental review of the trading book (May 2012). Here, the Committee is seeking to improve the coherence of market risk capital requirements and to enhance the consistency of implementation across jurisdictions and convergence of requirements across the industry.

Systemic financial institutions
With the G20-mandated target of agreeing a framework for dealing with global systemically important financial institutions having been met in 2011, much work in 2012 was at the EU level, with discussions on incorporating a general approach into CRD IV.

Separately, and following consultation, the Basel Committee published a framework to address domestic systemically important banks in November 2012, which followed on from its methodology for identifying global systemically important banks developed in 2011. The framework focuses on the impact that the distress or failure of banks will have on the domestic economy. The correct calibration of linkages between the domestic and international frameworks is now critical.

* unaudited

Business review Risk and balance sheet management continued

Other risks: Regulatory risk* continued
Shadow banking
Work in this area, which broadly refers to entities and financial transactions that fall outside the scope of existing financial (banking) regulation, such as hedge funds, money market funds and structured investment vehicles, intensified during 2012.

Globally, Financial Stability Board (FSB) workstreams under relevant bodies including the International Organization of Securities Commissions and the Basel Committee continued in five key areas: banks’ interactions with shadow banking entities; ways to reduce the susceptibility of money market funds to runs; the regulation of other shadow banking entities on prudential grounds; retention requirements and transparency in securitisation; and the possible regulation of margins and haircuts in securities lending and repos. The FSB issued an update and a further series of consultation papers on certain workshops in November 2012 and revised recommendations are expected by the G20 St Petersburg leaders’ summit in September 2013.

The European Commission began the first stage in its own regulatory process on shadow banking in March 2012, with the release of a Green Paper. A summary of responses published in September 2012 was broadly aligned with industry views.

Other
Other papers issued during the year covered subjects including risk data aggregation and reporting; margin requirements for uncleared derivatives; foreign exchange settlement risk; supervision; financial conglomerates; and revisions to the securitisation framework.

EU regulatory developments
The EU regulatory agenda in 2012 continued to focus mainly on prudential and market structure measures. Retail issues also came under increased focus. Key highlights were as follows:

The Liikanen Review
In November 2011, the EU Commissioner for Internal Market and Services, Michel Barnier, announced the establishment of a High-Level Expert Group to consider structural reform of EU banks and in early 2012 it was convened under the chairmanship of Erkki Liikanen, the Governor of the Bank of Finland. The group was mandated to consider measures to improve EU banks’ stability and efficiency. In addition to any new measures, it was tasked to look at ongoing structural reforms, including the UK Independent Commission on Banking and the US ‘Volcker Rule’.

The Expert Group’s proposals in October 2012 contained five recommendations: a ring-fence of trading book activities where they form a significant part of a bank’s activity; effective recovery and resolution plans (with authorities empowered to require further structural reform if that improves resolvability); specific ‘bail-in’ instruments (rather than a general bail-in power applied to existing liabilities); stricter capital treatment of trading book and real estate exposures; and a number of corporate governance, risk management and remuneration proposals.

The Commission is considering the Expert Group’s recommendations and has said that it will formally respond by September 2013. Member state views on the Expert Group's proposals, where expressed, have been mixed. The UK is meanwhile pushing ahead with implementation of its own ring-fencing reforms, as set out by the Independent Commission on Banking. These go further than the Expert Group's proposals. France and Germany have also published draft legislation of their own on ring-fencing, which focus mainly on separating out proprietary trading (but allowing market making activities to remain within the deposit-taking bank).

Crisis management and banking union proposals
In June 2012, the EU Commission published proposals for an EU-wide recovery and resolution regime, providing for banks and authorities to maintain plans for each firm, setting out measures to set right or resolve businesses should they face difficulties. Authorities would receive a number of powers to intervene in banks for these purposes, including early intervention powers ahead of problems coming to light, and a minimum set of tools to restructure or wind up a failed firm.

Among the new tools is the power to ‘bail in’ senior creditors when resolving a firm, to ensure losses are spread among shareholders and creditors, without recourse to tax-payer funding. Bailed-in creditors take a loss and become shareholders in the new entity created.

These proposals are likely to be agreed in 2013, with member states and banks in compliance from 2015, and bail-in provisions from 2018.
Notwithstanding these developments, the euro-area crisis continued to develop and in July 2012, the President of the European Council, Herman Van Rompuy, set out a road-map for further euro-area financial integration. This aims to both resolve the current crisis and tackle longstanding structural problems in the single-currency zone. Fundamental to these proposals are banking and fiscal union and further economic integration. The President’s banking union proposal comprises: a Single Supervisory Mechanism; and mutualisation of bank losses through common deposit guarantee and resolution funding arrangements. The latter two elements are planned to follow agreement of the recovery and resolution regime in 2013.

In September, the Commission published its proposal for a Single Supervisory Mechanism, designating the European Central Bank (ECB) as primary prudential supervisor for all euro-area banks, with opt-ins available for EU member states outside the euro-area. The Council of the EU agreed to these proposals, with the proviso that the ECB would directly supervise only larger banks and those in receipt of state aid, while retaining some oversight of smaller banks that fall under the remit of national supervisors.

The European Parliament is now considering the proposals, with agreement expected in early 2013. The ECB will not acquire full supervisory authority until March 2014 and there is scope to delay this. Operational elements, such as how the ECB will be staffed, how it will interact with national supervisors and how it will implement its new macro-prudential responsibilities, remain to be seen. More detail should emerge during 2013.

* unaudited

Business review Risk and balance sheet management continued

Prudential and related reforms
A key focus during 2012 was work on agreeing the EU’s Capital Requirements Directive (CRD) following the publication of draft legislative text in 2011 for the CRD IV package to implement Basel III in the EU.

Progress of the legislation was slower than hoped and did not conclude before the Basel III start date of 1 January 2013. Nevertheless, the European Banking Authority did press ahead with proposals for a number of the technical standards mandated by CRD IV, including: reporting of own funds, liquidity, leverage and large exposures; gain on sale of associated with future margin income in a securitisation context; credit valuation adjustment; and prudent valuation.

Other prudential initiatives have included, notably: continued work on developing the Solvency II framework for insurers; capital requirements for central counterparties; corporate governance in financial institutions; and supervision of financial conglomerates.

Market and structural reforms
Key developments included:

•
European Markets Infrastructure Regulation - the regulation came into force on 16 August 2012. In many areas, the European Securities and Markets Authority (ESMA) is yet to finalise draft technical standards. Full implementation is likely to be in the third quarter of 2013, when the final technical standards are due to be released by the ESMA.

•
Markets in Financial Instruments Directive - the European Parliament voted on the proposal in September 2012 but the Council of the EU had not agreed its final position by the end of 2012. The new Irish Presidency of the Council plans to finalise the proposals before the end of its term in June 2013.

•
Financial Transaction Tax - the EU Commission has previously published proposals, which would see trades in bonds and shares taxed at 0.1% and complex derivatives taxed at 0.01%. While the original EU-wide proposal was rejected due to opposition from several member states, including the UK, a subset of eleven EU member states has agreed to proceed via the Enhanced Cooperation Mechanism. The Commission set out detailed proposals for this in February 2013.

•
Other initiatives - these have included proposals to revise the Data Protection Directive, further changes to the market abuse regime and prospectus requirements, further legislative developments impacting credit rating agencies and changes to depositor and investor protection.

EU retail market reforms
Notwithstanding the focus on prudential and market reforms in response to the financial crisis, the EU Commission during 2012 also continued to work on a wide range of retail agenda initiatives. These included:

•	bank account transparency, switching and the potential for making basic bank accounts a legal right for EU citizens;

•	the Insurance Mediation Directive II, which could have implications for packaged accounts with inbuilt insurance products;

•	multilateral interchange fees; and

•	the Mortgage Credit Directive, which is still progressing through the legislative process and which covers areas including responsible lending and pre-contract disclosure.

Regulatory architecture reforms
The Financial Services Act to introduce the “twin peaks” model of financial regulation received Royal Assent in December 2012 and so the formal split of the FSA into the Prudential Regulation Authority and the Financial Conduct Authority will take place on 1 April 2013 as expected. In the meantime, the FSA continued to alter its structure in anticipation of the split. The Group has been closely involved in work with trade associations to respond to a number of related consultations, notably to the ‘Journey to the FCA’ document.

UK regulatory developments
UK regulatory developments during 2012 continued to be extensively determined by global and EU developments, with UK regulators working to implement requirements coming into force and actively participating in policy development at the EU and global levels. There was less focus on prudential reviews issued by UK authorities in 2012 but nevertheless a number of papers were published, including consultations on macro-prudential tools and large exposures. In addition, there were a number of other developments specific to the UK.

The future of banking
The Group has actively engaged with, and contributed to, a number of inquiries regarding the future of banking. These included the Government’s White Paper on the implementation of the Independent Commission on Banking recommendations, a Parliamentary inquiry into banking standards and various inquiries (in Europe as well as the UK) looking more specifically at LIBOR and other benchmarks. The Group is represented on, and is working closely with, the British Bankers’ Association Taskforce on Banking Standards, and the Group have specifically welcomed the developing role of the Chartered Banker: Professional Standards Board. In addition, work continued on the finalisation of recovery and resolution planning frameworks.

Business review Risk and balance sheet management continued

Other risks: Regulatory risk* continued
Retail conduct issues
In addition to EU retail initiatives, the UK authorities continued to pursue additional issues during 2012. These included initiatives relating to Universal Credit, a review into the personal current account market and continuing work on the Retail Distribution Review ahead of its implementation on 31 December 2012. Work also continues on the Mortgage Market Review, Packaged Accounts and Simple Financial Products. Preparation for the new Financial Conduct Authority (FCA) stepped up, including papers on its powers, regulatory approach and the desire for transparency in areas such as product intervention and publication of Ombudsman decisions. The Group expects significant implementation and ongoing costs to arise from changes to documentation, structure and processes as well as increased regulatory fees.

Furthermore, the Government proposed a transfer of consumer credit regulation from the Office of Fair Trading to the FCA and it may also replace current Consumer Credit Act legislation with an FCA rulebook, changing rules in the process.

Supervisory developments
In line with other regulatory authorities, the FSA’s supervisory scrutiny has continued to intensify in response to the financial crisis and ongoing market stresses.

Front-end supervisory resources have been increased and existing tools have been used more frequently and robustly evidenced, for instance, in terms of the heightened number of information requests, the increased deployment by the FSA of skilled person reports as well as the increased fines charged against the industry. Across the industry, fines for 2012 totalled £311.6 million, compared with £66.1 million in 2011, and £5.3 million as the financial crisis began in 2007.

In addition, the FSA moved to a “twin peaks” organisational structure in April 2012, with the creation of new conduct and prudential business units which form separate teams supervising systemically important firms from a conduct and prudential perspective. The FSA has continued to develop new supervisory approaches to align to the new regulatory structure. The prudential framework includes the Core Prudential Programme for those major financial institutions it oversees, which includes in-depth rolling thematic assessments on governance, business models, risk management, capital and liquidity. The conduct framework includes a greater focus on business models and strategic analysis.

US regulatory developments
In the US, activity continued to be dominated by rulemaking following the 2010 Dodd-Frank Act.

Key final rules were issued on a range of issues, including prudential standards for systemically important financial institutions, removal of certain references to credit rating agencies, Basel 2.5 market risk standards and final definitions of swap dealers, major swap participants and swaps. Requirements for the registration of entities as swap dealers took effect from 12 October 2012, with registration commencing from 31 December 2012 once firms reach certain activity thresholds. RBS plc was one of 65 global entities which registered with effect from 31 December 2012.

Proposed rules issued in December 2012 included important changes to the Federal Reserve Board’s approach to supervisory and prudential requirements for foreign banking organizations (FBOs). These proposals would require the Group and other FBOs to establish a single US-incorporated intermediate holding company for all the Group’s US subsidiaries (although not the US branches of RBS plc or RBS N.V.). Enhanced prudential standards would also be required, including for the US branches.

Other proposals included Basel III capital and leverage standards and disclosures and other rules relating to mortgages. The Volcker Rule, which restricts proprietary trading and investments in private equity/hedge funds, was not finalised by its effective date of 21 July 2012 but in April 2012 the Federal Reserve Board issued an interpretation which provided some guidance to the effect that banks should demonstrate their ‘good faith’ planning efforts in the two-year conformance period to July 2014.

Regulatory risk management
The Group manages its regulatory risk through a regulatory affairs framework covering over 120 different regulatory bodies and central banks, wherever the Group operates. This framework is managed by the Group’s Regulatory Affairs function and includes: the tracking and management of regulatory developments and regulatory relationship management, together with ownership of the connected regulatory risk policies; assurance and monitoring; and training and awareness.

Against the backdrop of intensified regulatory pressure, Group Regulatory Affairs has managed the increased levels of scrutiny and legislation by increasing the capacity of its team, as well as improving and refining its operating model, tools, systems and processes.

* unaudited

Business review Risk and balance sheet management continued

Management of regulatory change
The early identification and effective management of changes in legislative, regulatory and other requirements that may impact the Group is critical to the successful mitigation of prudential and conduct risk.

Group Regulatory Affairs maintains a well-established policy and supporting processes for the identification and management of such changes across the Group. Group Board and Executive Committee oversight is supported by a Prudential Regulatory Developments Executive Steering Group, which was formed in early 2010 to provide a specific focus on a range of key regulatory changes augmented by more specialised groups which cover capital, liquidity, prudential and wholesale market and retail conduct issues. In addition, there is a divisional Heads of Regulatory Developments forum and an RBS Americas regional forum.

Reporting and internal communications activity expanded in 2012 in response to the growing regulatory change agenda. This included:

•	monthly reporting of key developments to the Group Risk Committee;

•	substantial enhancements to the suite of tools used to monitor and react to regulatory developments; and

•
increased communications, such as staff seminars, publication of additional information such as house views on key issues on internal websites and the weekly Regulatory Affairs Flash Report, circulated widely across the Group, which captures key regulatory developments and relationship topics.

Regulatory relationship management
The Regulatory Relations Forum, chaired by Group Regulatory Affairs, meets fortnightly and now has global coverage with representatives from all divisions and regions. It facilitates the sharing of key regulatory engagements.

Quarterly reporting to the Group Audit Committee captures all material regulatory reviews and investigations and upstream regulatory developments worldwide, as well as tracking the status and trends in key regulatory relationships.

Key regulatory policies - ‘Group Relationships with Regulators’ and ‘Political, Legislative and Regulatory Environment’, are kept under annual review. Each incorporates a new risk appetite statement, relevant benchmarking activity against the Group's peer banks and, for the latter, an end-to-end review and mapping of the upstream risk management process.

Recovery and resolution planning
As advocates of effective recovery and resolution planning, the Group continues to work towards the implementation of effective plans. In order to be able to deal effectively with any future severe stress events, the Group has developed a range of recovery options in the form of a detailed recovery plan.

Individual country regulators are developing and implementing their rules according to their own timescales. This emphasises the need for consistency of approach, both by the regulatory bodies and internally within the Group, to ensure effective management of financial stability across jurisdictions, and to avoid duplication and inefficiency for cross-border banks. The Group has worked with trade associations to provide feedback on the FSB’s consultative document on operationalising recovery and resolution planning, published in November 2012.

The Group intends to continue its activities aimed at producing robust and effective plans and to proactively influence policy makers regarding the most practical approach to implementing the regulations. It will also be important to consider how individual regulations might be implemented in a manner that takes advantage of any potential synergies and avoids unnecessary re-work. The potential overlaps between recovery and resolution planning and the proposals arising from the Independent Commission on Banking, the US and the EU will provide an area of focus in this regard.

Business review Risk and balance sheet management continued

Other risks continued
Conduct risk*
Conduct risk is the risk that the conduct of the Group and its staff towards its customers, or within the markets in which it operates, leads to reputational damage and/or financial loss by breaching regulatory rules or laws, or failing to meet customers’ or regulators’ expectations of the Group. Activities through which conduct risk may arise include: personal account dealing; privacy and data protection; conflicts of interest; money laundering; and bribery and corruption.

Effective conduct risk management is not only a commercial imperative for the Group. Customers, clients and counterparties demand it as a precursor to building trust. It also reflects the changing regulatory environment in the UK, with the establishment of the Financial Services Conduct Business Unit (forerunner to the Financial Conduct Authority), and the increasing focus of overseas regulators on conduct risk.

The Group’s compliance functions are responsible for monitoring the management of conduct risk, including anti-money laundering (AML); sanctions and terrorist financing; and anti-bribery and corruption. In doing so, they design, implement and maintain an effective management framework to enable consistent identification, assessment, monitoring and reporting of conduct risk.

Policy design and implementation
Placing conduct risk at the centre of the Group’s philosophy promotes a customer-oriented culture that informs and challenges business strategy, delivers fair outcomes and promotes behaviours consistent with regulatory and legal standards across its retail and wholesale markets.

The Group has established a defined and measurable appetite for conduct risk to ensure commercial decisions take into account any conduct risk implications. During 2012, the foundations of the Group’s conduct risk framework were delivered. Key milestones were:

•
Agreeing and establishing the Group’s conduct risk policies under four pillars: employee conduct; corporate conduct; market conduct; and conduct towards the Group’s customers. Each is designed to provide high-level direction to the Group and is supported by the Group’s Code of Conduct;

•	Launching a phased roll-out of these policies, in order of materiality and scheduled to complete in June 2013;

•
Developing and delivering awareness initiatives and targeted conduct risk training for each policy, aligned to the phased roll-out, to assist businesses and executives in embedding the understanding of conduct risk and provide the necessary clarity for staff on their conduct risk requirements;

•	Establishing effective leadership and a supporting governance framework, with the participation of all divisions, to oversee the Group’s conduct agenda, notably the new Conduct Risk Committee; and

•
Completion by the separate AML Change Programme of its Group-wide gap analysis and benchmarking against enhanced policies, including recording identified issues, establishing a new AML organisational reporting and accountability hierarchy, initiating comprehensive and continuing tailored staff training; and establishing a global AML assurance programme.

Training and awareness
Maintaining compliance with existing rules and regulations requires continued investment in professional training, as well as maintaining risk awareness. During 2012, the Group continued to focus on strengthening the capabilities of its compliance functions, at both Group and divisional level. In addition, it facilitated training on conduct risk through Executive education, including master classes and workshops, and computer-based Group Policy Learning modules. Each module addresses the specific regulatory content of relevant Group Policy Standards.

A comprehensive and progressive training programme supports the professional development of the Group’s compliance teams. All members of these teams are engaged in compliance eLearning, including a mandatory ‘essentials’ course, and RBS Risk Academy, through which all staff are required to complete foundation courses in other risk disciplines, such as operational risk, market risk and retail credit risk. Formal training is supplemented by regulatory familiarisation, designed to share knowledge and support both personal development and technical training across the Group’s wider risk community.

Assurance and monitoring
Assurance and monitoring activities are essential to ensure that the Group can: demonstrate compliance with existing rules and regulations; assess whether it is managing its conduct risks appropriately; and determine whether key controls are fit for purpose and effective.

During 2012, as well as providing thematic process reviews and assurance over specific compliance topics, the Group Compliance assurance teams, working with its divisional counterparts, validated the closure of issues it identified during the 2011 programme of Group-wide assurance reviews, and identified common issues between divisions.

* unaudited

Business review Risk and balance sheet management continued

Reputational risk*
Reputational risk is the risk of brand damage and/or financial loss due to a failure to meet stakeholders’ expectations of the Group’s conduct and performance.

Stakeholders include customers, investors, rating agencies, employees, suppliers, government, politicians, regulators, special interest groups, consumer groups, media and the general public. Brand damage can be detrimental to the business in a number of ways, including an inability to build or sustain business relationships with customers, low staff morale, regulatory censure or reduced access to funding sources.

One of the most fundamental stakeholder expectations is that a bank is financially prudent, safe and sound. The Group has made significant progress in meeting this expectation through the execution of its Strategic Plan in restructuring its balance sheet and improving its capital and funding position. Major reforms have also been made to strengthen its risk identification, evaluation and management processes. Further work remains, but the Group is now in a much stronger financial position to face challenges and uncertainties in its economic and operating environment.

Restoring the reputation of the Group and the wider banking sector is built upon the role of banks as good companies that perform well for their owners, regulators, employees and communities and, above all else, serve their customers well.

The Group has put the focus on serving customers well at the heart of its strategic objectives that, combined with a safe and sound bank, will build a culture and reputation in line with our stakeholder expectations. There are still legacy issues to work through, but dealing with them in an open and direct manner is a necessary part of the ability to move forward.

The Group’s reputational risk management framework is aligned with its strategic objectives and its risk appetite goal of maintaining stakeholder confidence. It is designed to embed, at different points of decision-making processes, a series of reputational filters and controls that examine products, services and activities through the lenses of sustainability, transparency and fairness.

This approach recognises that reputational risk can arise across a range of actions taken (or not taken) by the Group, as well as its wider conduct, policies and practices. Therefore, it is aligned with the management of a range of risk types that have a high reputational sensitivity.

The Group Board risk report contains a ‘top slice’ view of key embedded risks, including a reputational risk impact assessment of each key risk. In addition, the divisions report to their own committees and Boards on relevant barometers of reputational risk and actions to manage reputational events according to the source.

For example, an Environmental, Social and Ethical (ESE) risk management function assesses the ESE risks associated with business engagements and business divisions, while the Group Policy Framework includes a range of policies relating to conduct and reputational matters. (For credit risk specific information on ESE risk policies, refer to Credit risk management framework on page 119).

The Group Board has ultimate responsibility for managing the Group’s reputation, though all parts of the Group have responsibility for any reputational impact arising from their operations. The Board’s oversight of reputational issues is supported by executive risk committees (including a new Conduct Risk Committee) and by the Group Sustainability Committee. Emerging reputational issues are pro-actively identified and assessed by a dedicated working group, and escalated through the appropriate governance channels where necessary.

Business risk*
Business risk is the risk that the Group suffers losses as a result of adverse variance in its revenues and/or costs relative to its business plan and strategy. Such variance may be caused by internal factors such as volatility in pricing, sales volumes and input costs and/or by external factors such as the Group’s exposure to macroeconomic, regulatory and industry risks.

Business risk is impacted by other risks the Group faces that may contribute to the adverse changes in the Group's revenues and/or costs, were these risks to crystallise. Examples of such risks include funding risk (through volatility in cost of funding), interest rate risk in the banking book, operational risk, conduct risk and reputational risk.

The Group seeks to minimise its exposure to business risk, subject to its wider strategic objectives. Business risk is identified, measured and managed through the Group’s planning cycles and performance management processes. Expected profiles for revenues and costs are determined, on a bottom-up basis, through plans reflecting expectations of the external environment and the Group’s strategic priorities. These profiles are tested against a range of stress scenarios and factors to identify the key risk drivers behind any potential volatility, along with management actions to address and manage them.

The Group operates a rolling forecast process which identifies projected changes in, or risks to operating profit and ensures appropriate actions are taken.

The Group Board has ultimate responsibility for the impact of any volatility in revenues and costs on the Group’s performance. Business risk is incorporated within the Group’s risk appetite target for earnings volatility, with an assessment of volatility in revenues and costs a key component in determining whether the Group and its underlying businesses are within risk appetite.

The management of business risk lies primarily with divisions, with oversight at the Group level led by Finance. Divisions are responsible for delivery of their business plans and management of such factors as pricing, sales volumes, marketing spend and other factors that can introduce volatility into earnings.

* unaudited

Business review Risk and balance sheet management continued

Other risks continued
Pension risk*
The Group is exposed to risk from its defined benefit pension schemes to the extent that the assets of the schemes do not fully match the timing and amount of the schemes’ liabilities. Pension scheme liabilities vary with changes in long-term interest rates and inflation in particular, as well as pensionable salaries, the longevity of scheme members and changes in legislation. The Group is exposed to the risk that the market value of the schemes’ assets, together with future returns and any additional future contributions could be considered insufficient to meet the liabilities as they fall due. In such circumstances, the Group could be obliged, or may choose, to make additional contributions to the schemes or be required to hold additional capital to mitigate such risk.

The RBS Group Pension Fund (‘Main scheme’) is the largest of the schemes and the main source of pension risk. The Main scheme operates under a trust deed under which the corporate trustee, RBS Pension Trustee Limited, is a wholly owned subsidiary of The Royal Bank of Scotland plc. The trustee board comprises six directors selected by the Group and four directors nominated by members.

The trustee is solely responsible for the investment of the Main scheme’s assets which are held separately from the assets of the Group. Significant changes to asset strategy are discussed with the Group’s Pension Risk Committee, which was established in 2011. The Group and the trustee must also agree on the Main scheme’s funding plan.

In October 2006, the Main scheme was closed to new employees. In November 2009, the Group confirmed that it was making changes to the Main scheme and a number of other defined benefit schemes including the introduction of a limit of 2% per annum (or the annual change in the Consumer Price Index, if lower) to the amount of any salary increase that will count for pensionable purposes. In October 2012, the Group confirmed that it was increasing the charge made through its flexible benefits programme for membership of the Main scheme by 5% of salaries, with employees having the alternative of accepting an increase in their Normal Pension Age from 60 to 65 in respect of service from October 2012 at no additional cost.

Risk appetite and investment policy are agreed by the trustee with quantitative and qualitative input from the scheme actuaries and investment advisers. The Investment Executive, which acts on behalf of the trustee of the Group’s largest pension schemes, also consults with the Group to obtain its view on the appropriate level of risk within the pension fund.

Risk management framework
The Group manages the risk it faces as a sponsor of its defined benefit pension schemes using a pension risk management framework that encompasses risk reporting and monitoring, stress testing, modelling and an associated governance structure that helps ensure the Group is able to fulfil its obligation to support the defined benefit pension schemes to which it has exposure.

Reporting and monitoring
The Group maintains an independent view of risk from a sponsor perspective within its pension funds. It achieves this through regular pension risk reporting and monitoring to the Group Board, Group Executive Committee and Group Board Risk Committee on the material pension schemes that the Group has an obligation to support.

Stress testing and modelling
Throughout 2012, various pension risk stress testing initiatives were undertaken, focused both on internally defined scenarios and on scenarios to meet integrated FSA stress testing requirements. On an annual basis, the Internal Capital Adequacy Assessment Process is also modelled. This entails assessing changes in pension asset and liability values over a 12-month horizon under various stresses and scenarios.

Governance
A key component of the pension risk framework is the Pension Risk Committee. This committee also serves as a formal link between the Group and the Investment Executive, which acts on behalf of the trustee of the Group’s largest pension schemes, on risk management, asset strategy and financing issues and has facilitated an agreement between the two on mechanisms for reducing risk within the RBS Group Pension Fund.

As part of the continuing development of the pension risk management framework within the Group, key achievements in 2012 focused on developing an improved pension risk reporting, monitoring, modelling and stress testing capability for the Group. The focus for 2013 will revolve around extending and embedding these improvements across the Group.

Main scheme
The most recent funding valuation, at 31 March 2010, was agreed during 2011. It showed that the value of liabilities exceeded the value of assets by £3.5 billion at 31 March 2010, a ratio of assets to liabilities of 84%. In order to eliminate this deficit, the Group agreed to pay additional contributions each year over the period 2011 to 2018. These contributions started at £375 million per annum in 2011, increasing to £400 million per annum in 2013 and from 2016 onwards will be further increased in line with price inflation. Further details are provided in Note 4 of the consolidated accounts. The next funding valuation is due at 31 March 2013.

The assets of the Main scheme, which represent 85% of Group pension plan assets at 31 December 2012, are invested in a diversified portfolio of quoted and private equity, government and corporate fixed interest and index-linked bonds, and other assets including property and hedge funds. The trustee has taken measures to partially mitigate inflation and interest rate risks both by investing in suitable physical assets and by entering into inflation and interest rate swaps. The Main scheme also uses derivatives within its portfolio to manage the allocation to asset classes and to manage risk within asset classes.

* unaudited

Business review Risk and balance sheet management continued

The table below shows the sensitivity of the Main scheme’s assets and liabilities (measured according to IAS 19 ‘Employee Benefits’) to changes in interest rates and equity values at the year end, taking account of the current asset allocation and hedging arrangements.

	Change in value of assets £m	Change in value of liabilities £m	Increase in net pension obligations £m
At 31 December 2012
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	76	255	(179)
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	578	995	(417)
Fall in credit spreads of 0.25% at all durations with no change in nominal or real swap yields	71	1,261	(1,190)
Fall in equity values of 10%	(862)	—	(862)

At 31 December 2011
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	106	200	(94)
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	557	911	(354)
Fall in credit spreads of 0.25% at all durations with no change in nominal or real swap yields	104	1,118	(1,014)
Fall in equity values of 10%	(935)	—	(935)

At 31 December 2010
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	67	193	(126)
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	355	799	(444)
Fall in credit spreads of 0.25% at all durations with no change in nominal or real swap yields	98	1,005	(907)
Fall in equity values of 10%	(1,083)	—	(1,083)

Governance report

254	Letter from the Chairman
256	Our governance structure
257	Our Board
261	Executive Committee
262	Corporate governance
268	Report of the Group Audit Committee
275	Report of the Board Risk Committee
279	Directors’ remuneration report
300	Other remuneration disclosures
302	Compliance report
305	Report of the directors
310	Statement of directors’ responsibilities

Letter from the Chairman

Dear Shareholder,

I am pleased to present our Corporate governance report for the 2012 financial year.

It has been a challenging year for the Group, and the banking sector as a whole, against a backdrop of difficult market conditions and a fast moving regulatory environment. We are fortunate to have engaged and dedicated Board members willing to commit extensive time, individually and collectively, to work towards the recovery of the Group and to build a sustainable business.

The Board
The Board has dealt with a very full agenda and key priorities during 2012 have been conduct risk and culture, the changing regulatory architecture and regulatory investigations. It is recognised that a real change is required in the culture of the banking industry and the Board is committed to driving the required change and setting the appropriate “tone from the top”. The Board is fully engaged in the work to improve standards of behaviour within the RBS Group. We have also continued to drive the delivery of the Group’s Strategic Plan and ensure the Group has sufficient capital and funding to make it safer and stronger for the long term. During 2013, the Board is expected to continue to focus on capital, funding and risk as well as delivery of the Strategic Plan.

As mentioned in my earlier letter to shareholders, events like the IT incident in the summer of 2012 and investigations into LIBOR and Markets controls have significantly increased the workload of the Board during the year. The Board has demonstrated strong engagement and leadership in dealing with these matters, and Board committees have also taken a very prominent role, assuming responsibility for specific issues. For example, the Group Audit Committee has assisted in the management of the intense regulatory agenda, the remediation of control issues in Markets and International Banking and the review of LIBOR, the Board Risk Committee has undertaken a review of the circumstances surrounding the IT incident and the Group Performance and Remuneration Committee has had an increased focus on accountability matters and stakeholder engagement. The Group Sustainability Committee has expanded its remit, as described below. As a result, the time commitment required from our non-executive directors is extremely onerous and I am grateful for their support.

The remit of the Group Remuneration Committee was reviewed during the year in light of the Group’s Purpose, Vision and Values programme. Whilst the Committee already takes into account wider issues relating to people in making decisions about pay, it was agreed to give the Committee an expanded oversight role of performance in the round and the name of the Committee was changed to the Group Performance and Remuneration Committee to reflect this. The Group Sustainability Committee has also been given an enhanced role including sustainability and reputation issues related to customer and citizenship activities; overseeing delivery of the Purpose, Vision and Values cultural and behavioural change; and overseeing the sustainability aspects of the people agenda.

Further details on the role and principal activities of the Board are contained within the Corporate governance report on pages 253 to 301. Individual reports from the Group Audit Committee, Board Risk Committee and Group Performance and Remuneration Committee are also contained within the Corporate governance report.

Corporate Governance in RBS
We remain committed to the highest standards of governance, integrity and professionalism throughout the Group. As a global financial organisation, our governance framework operates across both our divisional and functional operating structure and geographically in the regions in which we operate. During 2012, we have continued to monitor compliance with the Corporate Governance policy that we introduced in 2011 and key areas of focus have included risk governance and regional governance, both of which were reviewed by the Board Risk Committee on behalf of the Board.

Our statement of compliance with the UK Corporate Governance Code (the “Code”) dated June 2010 is set out on page 302. Our Corporate governance report also includes additional disclosures representing early compliance with a number of the new provisions introduced by the UK Corporate Governance Code dated September 2012 (the “2012 Code”). Reporting under the 2012 Code will take effect for our 2013 financial year.

Board and Committee Membership
We have had a period of stability recently in terms of Board membership and this has provided valuable continuity during a very busy year. John McFarlane stepped down from the Board in March 2012 and the experience and knowledge that he brought to the Board and the Group Performance and Remuneration Committee were greatly appreciated.

Some changes were made during the year to the composition of Board committees. Baroness Noakes joined the Board Risk Committee, Art Ryan joined the Group Performance and Remuneration Committee and Alison Davis became a member of the Group Sustainability Committee. These committees have benefitted from the skills and experience of these directors.

Whilst no new directors were appointed in 2012, the composition of the Board has been kept under review by the Group Nominations Committee during the year and we will continue to ensure that there is an appropriate balance of skills, experience and knowledge on the Board. The Board operates a formal boardroom diversity policy which aims to promote diversity in the composition of the Board. Under this policy, all Board appointments will be made on the basis of individual competence, skills and expertise measured against identified objective criteria and we already meet the target of 25 per cent female board representation. Further details on the boardroom diversity policy can be found on page 266.

Leadership and Board Effectiveness
As Chairman, I am responsible for ensuring we have an effective Board and for leading the Board. I am supported by the Group Nominations Committee in reviewing Board composition and the recruitment of new directors and by the Group Secretary on induction, continuing professional development, Board process (including information flows) and evaluation.

In leading the Board, I need to ensure that directors develop a good understanding of the Group’s business and can support the executive team in delivering the Group’s Strategic Plan. Directors’ knowledge is enhanced through site visits, in-depth board presentations and, for new directors, their induction programme. I actively encourage a culture and environment in the boardroom that facilitates debate and where non-executive directors are able to provide constructive challenge to management.

We conduct an annual evaluation of the effectiveness of the Board and this year’s evaluation was facilitated externally. I also evaluate the individual performance of each of the non-executive directors and all directors stand for re-election annually. This year’s evaluation has concluded that the Board is operating effectively and has suggested some further improvements that could be made to the operation of the Board and we will be acting upon these suggestions during 2013. Further details on performance evaluation are set out on page 264.

Finally, I would like to thank both the executive and non-executive directors for their outstanding commitment and their contributions to the Board and committees in 2012.

Philip Hampton
Chairman of the Board of directors
27 February 2013

Our governance structure

Group Board and Board committee structure

Group Board is the main decision making forum at Group level, setting the strategic direction of the Group and ensuring that the Group manages risk effectively. The Board is accountable to shareholders for financial and operational performance.

Group Audit Committee assists the Board in discharging its responsibilities for the disclosure of the financial affairs of the Group. It reviews the accounting policies, financial reporting and regulatory compliance practices of the Group and the Group’s system and standards of internal controls, and monitors the Group’s processes for internal audit and external audit.

Board Risk Committee provides oversight and advice to the Board on current and potential future risk exposures of the Group and risk strategy. It reviews the Group’s performance on risk appetite and oversees the operation of the Group Policy Framework.

Group Performance and Remuneration Committee (formerly Group Remuneration Committee) has oversight of the Group’s policy on remuneration. It also considers senior executive remuneration and makes recommendations to the Board on remuneration of executive directors.

Group Nominations Committee assists the Board in the selection and appointment of directors. It reviews the structure, size and composition of the Board, and membership and chairmanship of Board committees.

Group Sustainability Committee is responsible for overseeing and challenging how management is addressing sustainability and reputation issues relating to all stakeholder groups, except where such issues have already been dealt with by other Board committees.

Executive Committee is responsible for managing Group-wide issues and those operational issues that affect the broader Group. It reviews strategic issues and initiatives, monitors financial performance and capital allocations and considers risk strategy, policy and risk management.

Our board

Chairman

Philip Hampton (age 59)
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
Stephen Hester (age 52)
Date of appointment: appointed to the Board on 1 October 2008 and to the position of Group Chief Executive on 21 November 2008

Previously chief executive of The British Land Company PLC, chief operating officer of Abbey National plc and prior to that held positions with Credit Suisse First Boston including chief financial officer, head of fixed income and co-head of European investment banking. After nationalisation in 2008, he served as non-executive Deputy Chairman of Northern Rock plc.

External appointments • Trustee of The Foundation and Friends of the Royal Botanical Gardens, Kew Board Committee membership • Executive Committee
Group Finance Director
Bruce Van Saun (age 55)
Date of appointment: 1 October 2009

Extensive leadership experience with 30 years in the financial services industry. From 1997 to 2008 he held a number of senior positions with Bank of New York and later Bank of New York Mellon, most recently as vice-chairman and chief financial officer and before that was responsible for Asset Management and Market Related businesses. Prior to that he held senior positions with Deutsche Bank, Wasserstein Perella Group and Kidder Peabody & Co. He has served on several corporate boards as a non-executive director and has been active in numerous community organisations.

External appointments
•      Non-executive director of Direct Line Insurance Group plc
•      Non-executive director of Lloyd’s of London Franchise Board
•      Non-executive director of Worldpay (Ship Midco Limited)

Board Committee membership
•      Executive Committee

Our board continued

Independent non-executive directors

Sandy Crombie (age 64)
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

Board Committee membership
•      Group Sustainability Committee (Chair)
•      Board Risk Committee
•      Group Nominations Committee
•      Group Performance and Remuneration Committee

Alison Davis (age 51)
Date of appointment: 1 August 2011

Former director of City National Bank, First Data Corporation and chair of the board of LECG Corporation. She previously worked at McKinsey & Company, AT Kearney, as chief financial officer at Barclays Global Investors (now BlackRock) and managing partner of Belvedere Capital, a private equity firm focused on buy-outs in the financial services sector.

External appointments
•      Non-executive director of Unisys Corporation
•      Non-executive director, chair of compensation committee and member of audit committee of Diamond Foods Inc.
•      Non-executive director, chair of audit committee and member of compliance committee of Xoom Corporation
•      Chair of the Governing Board of Women’s Initiative for Self Employment

Board Committee membership
•      Group Nominations Committee
•      Group Performance and Remuneration Committee
•      Group Sustainability Committee

Tony Di Iorio (age 69)
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
External appointments •None Board Committee membership • Board Risk Committee • Group Audit Committee • Group Nominations Committee

Independent non-executive directors

Penny Hughes, CBE (age 53)
Date of appointment: 1 January 2010

Previously a director and chairman of the Remuneration Committee of Skandinaviska Enskilda Banken AB and a non-executive director of Home Retail Group plc and chairman of its Remuneration Committee. She spent the majority of her executive career at Coca-Cola where she held a number of leadership positions, latterly as President, Coca-Cola Great Britain and Ireland. Former non-executive directorships include Vodafone Group plc, Reuters Group PLC, Cable & Wireless Worldwide plc and The Gap Inc.

External appointments
•      Non-executive director, chair of corporate compliance and responsibility committee and member of audit, nomination and remuneration committees of Wm Morrison Supermarkets plc
•      Trustee of the British Museum

Board Committee membership
•      Group Performance and Remuneration Committee (Chair)
•       Group Nominations Committee

Joe MacHale (age 61)
Date of appointment: 1 September 2004

Held a number of senior executive positions with J.P. Morgan between 1979 and 2001 and was latterly chief executive of J P Morgan Europe, Middle East and Africa Region. Previously held non-executive roles at The Morgan Crucible Company plc and Brit Insurance Holdings plc and former Trustee of MacMillan Cancer Support. He is a Fellow of the Institute of Chartered Accountants.

External appointments
•      Chairman of Prytania Holdings LLP
•      Chairman of the Brendoncare Foundation
•       Non-executive director of Huntsworth plc

Board Committee membership
•      Board Risk Committee
•      Group Nominations Committee

Brendan Nelson (age 63)
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
•      Deputy President of the Institute of Chartered Accountants of Scotland

Board Committee membership
•      Group Audit Committee (Chair)
•      Board Risk Committee
•      Group Nominations Committee

Baroness Noakes, DBE (age 63)
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

External appointments
•      Non-executive director and chairman of audit committee of Severn Trent plc
•      Deputy chairman and senior independent director and chairman of the nominations committee of Carpetright plc
•      Trustee of the Thomson Reuters Founders Share Company Ltd

Board Committee membership
•      Board Risk Committee
•      Group Audit Committee
•      Group Nominations Committee

Our board continued

Independent non-executive directors

Arthur ‘Art’ Ryan (age 70)
Date of appointment: 1 October 2008

Former chairman, chief executive officer and president of Prudential Financial Inc. Previously he held senior positions with Chase Manhattan Bank N.A. and was a founding member of the Financial Services Forum. He is a non-executive director of RBS Citizens Financial Group, Inc.

External appointments
•      Non-executive director of Regeneron Pharmaceuticals Inc.
•      Active member of numerous community boards

Board Committee membership
•      Group Nominations Committee
•      Group Performance and Remuneration Committee

Philip Scott (age 59)
Date of appointment: 1 November 2009

Wide-ranging experience of financial services and risk management, including previous responsibility for Aviva’s continental European and International life and long-term savings businesses. He held a number of senior executive positions during his career at Aviva including his role as group finance director until January 2010. President of the Institute and Faculty of Actuaries and Fellow of the Association of Certified Public Accountants.

External appointments
•      Non-executive director and chairman of the audit committee of Diageo plc

Board Committee membership
•      Board Risk Committee (Chair)
•      Group Audit Committee
•      Group Nominations Committee

Group Secretary

Aileen Taylor (age 40)
Date of appointment: 1 May 2010

A qualified solicitor, joined RBS in 2000. She was appointed Deputy Group Secretary and Head of Group Secretariat in 2007, and prior to that held various legal, secretariat and risk roles including Head of External Risk, Retail, Head of Regulatory Risk, Retail Direct and Head of Legal and Compliance at Direct Line Financial Services.

She is a fellow of the Chartered Institute of Bankers in Scotland and a member of the European Corporate Governance Council.

Executive Committee

Stephen Hester, Group Chief Executive
Bruce Van Saun, Group Finance Director
For biographies see page 257

Ellen Alemany (age 57)
Chief Executive, RBS Citizens and Head of Americas
Ellen Alemany joined the RBS Group in June 2007 as Head of RBS Americas. She became Chief Executive Officer of RBS Citizens Financial Group, Inc. in March 2008 and Chairman in March 2009. Prior to these appointments, Ellen was the chief executive officer for Global Transaction Services at Citigroup, one of Citi’s 12 publicly reported product lines. Ellen joined Citibank in 1987 and held various positions including executive vice-president for Commercial Business Group, chairman and chief executive officer for Citibank International plc and Citibank’s European bank. She also served on the Citibank, N.A., Board of Directors. Ellen was elected to serve on the Board of Directors of Automatic Data Processing, Inc., beginning in January 2012.

Nathan Bostock (age 52)
Head of Restructuring & Risk
Nathan Bostock joined the RBS Group in June 2009. He is Head of Restructuring and Risk with responsibility for Risk Management, Legal & Regulatory Affairs and the Global Restructuring Group. Before joining RBS, Nathan spent eight years with Abbey National plc in several roles and was latterly the chief financial officer and main board director responsible for Products & Marketing, HR, Insurance and Cards. Before joining Abbey in 2001, Nathan spent ten years with RBS in a number of roles, including Chief Operating Officer of Treasury and Capital Markets and Group Risk Director. A Chartered Accountant, Nathan worked with Coopers & Lybrand, before starting his career in banking. He spent seven years in Chase Manhattan Bank in a variety of areas and functions. He also holds a BSc (Hons) in Mathematics.

Ross McEwan (age 55)
Chief Executive, UK Retail
Ross McEwan was appointed Chief Executive Officer for UK Retail in August 2012. Ross joined RBS from Commonwealth Bank of Australia where he was Group Executive for Retail Banking Services for 5 years and prior to that position Ross was Executive General Manager in charge of its branch network, contact centres and third party mortgage brokers. Ross has worked in the insurance and investment industries both in Australia and New Zealand for more than 25 years. He has extensive management experience having spent 18 years in senior executive roles including Managing Director of stockbroking business First NZ Capital Securities and Chief Executive of National Mutual Life Association of Australasia Ltd/AXA New Zealand Ltd. Ross holds a Bachelor of Business Studies, majoring in Industrial Relations & Personnel Management.

John Hourican (age 42)
Chief Executive, Markets & International Banking
John Hourican was appointed Chief Executive, Markets & International Banking in January 2012 having served as Chief Executive of its predecessor, Global Banking & Markets, since October 2008. Prior to this John held a variety of positions across the RBS Group. John is a fellow of the Institute of Chartered Accountants in Ireland and received a degree in Economics and Sociology from the National University of Ireland and a Postgraduate Diploma in Accounting from Dublin City University.

On 6 February 2013, the Group announced that John Hourican will leave the Group once he has completed a handover of his responsibilities. With effect from 1 March 2013, Suneel Kamlani and Peter Nielsen will be co-heads of the Markets division and John Owen will continue to lead the International Banking division and all will report directly to the Group Chief Executive.

Chris Sullivan (age 55)
Chief Executive, Corporate Banking
Chris Sullivan was appointed Chief Executive of the Corporate Banking Division in August 2009 and also has responsibility for Ulster Bank Group. Chris’ previous role was as Chief Executive of RBS Insurance. Prior to this, Chris was Chief Executive of Retail and Deputy Chief Executive of Retail Markets. Chris is the Group sponsor for Gender Diversity and the Group’s internal Women’s Networks and was recognised as the European Diversity Champion of the Year in 2011. He is an active sponsor of professional and leadership development and is a member of the Chartered Banker Professional Standards Board and Governor of both Ashridge College and the ifs School of Finance. Chris holds a number of positions outside the Group including Chairman of both the Global Banking Alliance and the Inter-Alpha Group of Banks. Chris earned his Fellowship of the Chartered Institute of Bankers in Scotland for his services to Scottish Banking.

Ron Teerlink (age 52)
Chief Administrative Officer
Ron Teerlink joined the RBS Group in April 2008 as Chief Executive of Business Services, becoming the Group Chief Administrative Officer in February 2009. At the same time he was re-appointed to the Managing Board of ABN AMRO to oversee the integration programme. Ron started his career with ABN Bank in 1986 as an IT/Systems analyst and held various functional positions before becoming Chief Operating Officer of the Wholesale Clients Business in 2002. He was appointed Chief Executive Officer of Group Shared Services in 2004 and joined ABN AMRO’s Managing Board in January 2006, where he was responsible for Services and Market Infrastructure. Ron holds a Masters degree in Economics from Amsterdam’s Vrije Universiteit. Ron will step down from his role at RBS in the first half of 2013.

Management Committee
The Management Committee, comprising our major business and functional leaders, meets as required to review strategy and business performance.

It comprises members of the Executive Committee plus a number of other senior executives. Full details of membership of the Management Committee can be found on the Group’s website www.rbs.com

Corporate governance

The Role of the Board
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

The Board’s terms of reference include key aspects of the company’s affairs reserved for the Board’s decision and are reviewed at least annually. The terms of reference are available on the Group’s website www.rbs.com.

There are a number of areas where the Board has delegated specific responsibility to management, including to the Group Chief Executive and the Group Finance Director. These include responsibility for the operational management of the Group’s businesses as well as reviewing high level strategic issues and considering risk appetite, risk policies and risk management strategies in advance of these being considered by the Board and/or its Committees. Specific delegated authorities are also in place in relation to business commitments across the Group.

All directors participate in discussing strategy, performance and the financial and risk management of the company. Meetings of the Board are structured to allow sufficient time for consideration of all items and the Chairman encourages constructive challenge and debate.

Membership of the Board
The Board currently comprises the Chairman, two executive directors and nine independent non-executive directors, one of whom is the Senior Independent Director. The Board functions effectively and efficiently and is considered to be of an appropriate size. The directors provide the Group with the knowledge, mix of skills and experience required. The Board committees comprise directors with a variety of relevant skills and experience so that no undue reliance is placed on any individual.

The names and biographical details of the current members of the Board are shown on pages 257 to 260.

The Board is aware of the other commitments of its directors and is satisfied that all directors allocate sufficient time to enable them to discharge their responsibilities effectively.

Under the Companies Act 2006, directors have a duty to avoid conflicts of interest unless authorised. The Board has, since this duty was introduced in 2008, operated procedures for ensuring that the Board’s powers for authorising directors’ conflicts of interest (as set out in the Articles of Association) are being operated effectively. The Board has therefore considered, and where appropriate authorised, any actual or potential conflicts of interest that directors may have. The Board reviews its conflicts register annually.

Election and re-election of directors
In accordance with the provisions of the Code, all directors of the company are required to stand for re-election annually by shareholders at the company’s Annual General Meeting. Further information in relation to the company’s Annual General Meeting can be found in the Chairman’s letter to shareholders that accompanies the notice of meeting.

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

The non-executive directors combine broad business and commercial experience with independent and objective judgement. The non-executive directors provide independent challenge to the executive directors and the leadership team. The balance between non-executive and executive directors enables the Board to provide clear and effective leadership across the Group’s business activities.

The Board considers that the Chairman was independent on appointment and that all non-executive directors are independent for the purposes of the Code. The standard terms and conditions of appointment of non-executive directors are available on the Group’s website www.rbs.com and copies are available on request from RBS Secretariat.

Board meetings
In 2012, nine Board meetings were scheduled and individual attendance by directors at these meetings is shown in the following table. One of the Board meetings took place overseas during the Board’s visit to the Group’s US businesses.

In addition to the nine scheduled meetings, 28 additional meetings of the Board and Committees of the Board were held, including meetings to consider and approve financial statements. The Chairman and the non-executive directors meet at least once per year without executive directors present.

Total number of Board meetings in 2012	Attended/ scheduled
Sandy Crombie	9/9
Alison Davis	9/9
Tony Di Iorio	9/9
Philip Hampton	9/9
Stephen Hester	9/9
Penny Hughes	9/9
Joe MacHale	9/9
Brendan Nelson	9/9
Baroness Noakes	9/9
Art Ryan (1)	6/9
Philip Scott	9/9
Bruce Van Saun	9/9

Former director
John McFarlane (2)	2/2

Notes:
(1)	Unable to attend a number of Board meetings during 2012 due to family illness.
(2)	Retired from the Board on 31 March 2012.

Principal activities of the Board during 2012
In advance of each Board meeting, the directors were supplied with comprehensive papers in hard copy and/or electronic form.

At each Board meeting, the Chairman provided a verbal update on his activities and external engagement and the Group Chief Executive provided a written report on business activities. The Board’s key priorities during 2012 have been conduct risk and culture, regulatory developments and investigations and the continued delivery of the Group’s Strategic Plan. The directors received reports on the Group’s financial performance, capital, funding and liquidity positions and risk management together with regular reports on strategy, risk appetite, litigation and treating customers fairly. Specific strategy sessions were held in January, April and June. Other matters considered by the Board during 2012 included the Independent Commission on Banking reports, Recovery and Resolution Planning and Technology. Strategy, capital, funding and risk are expected to remain key areas of focus for the Board during 2013.

Members of the executive management team attend and make regular presentations at meetings of the Board to give the directors greater insight into the business areas.

An annual programme of divisional presentations is agreed by the Board each year. During 2012, the Board received in-depth presentations from Direct Line Group, Wealth, Global Restructuring Group, UK Corporate, Non-Core, Ulster Bank Group, RBS Citizens Financial Group, UK Retail, Markets and International Banking. These presentations enhance the Board’s knowledge of the Group’s key divisions and afford directors the opportunity for discussion and debate with divisional senior management.

Board committees
In order to provide effective oversight and leadership, the Board has established a number of Board committees with particular responsibilities. The Committee chairmanship and membership are reviewed on a regular basis. The names and biographies of all Board Committee members are set out on pages 257 to 260.

The terms of reference of the undernoted committees, together with the Group Nominations Committee and Group Sustainability Committee, are available on the Group’s website www.rbs.com and copies are available on request from RBS Secretariat.

The Board committees are discussed in their individual reports:

Group Audit Committee - pages 268 to 274.
Board Risk Committee - pages 275 to 278.
Group Performance and Remuneration Committee - pages 279 to 299.

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

In line with the recommendations of the Walker Review of Governance in Banks and Financial Institutions (the Walker Review) and the Code, the Group has a comprehensive induction programme for new directors that is kept under review by the Group Secretary. Each new director receives a formal induction on joining the Board, including visits to the Group’s major divisions and meetings with directors and senior management and key stakeholders. Each induction programme includes a mandatory element which comprises 12 meetings, visits and sessions. The remainder of the induction programme is tailored to the new director’s specific requirements and includes meetings with key executives and their teams and visits to divisions, businesses and Group functions, both in the UK and overseas.

As part of their ongoing professional development, directors are advised of appropriate external training and professional development opportunities and undertake the training and professional development they consider necessary to assist them to carry out their duties as directors. Internal training is also provided, tailored to the business of the Group. Continuing professional development logs are maintained by the Group Secretary and are reviewed regularly with directors to ensure training and development opportunities are tailored to individual directors’ requirements.

Corporate governance continued

In 2012, as part of their ongoing development, the directors received briefings on the UK Bribery Act 2010, the new UK regulatory regime, various Financial Reporting Council consultations (including amendments to the Code, audit committee guidelines, the stewardship code and international standards on auditing for the UK and Ireland), a number of government consultations on narrative reporting, executive remuneration and shareholder voting rights and the draft proposals under the Capital Requirements Directive IV, as well as other regulatory consultations.

Business visits are also arranged as part of the Group Audit Committee and Board Risk Committee schedule and all non-executive directors are invited to attend. The Group Audit Committee and the Board Risk Committee undertook a total of six visits in 2012 to RBS Risk Management (2), Group Internal Audit (2), Group Finance and Business Services to review the Change programme.

Performance evaluation
In accordance with the Code, an external evaluation of the Board takes place every three years. An internal evaluation takes place in the intervening years.

The 2011 evaluation was conducted internally by the Group Secretary and a number of initiatives were implemented aimed at improving the overall performance and effectiveness of the Board. These included additional improvements to the flow of information to the Board, appointment of additional Directors to Board committees and additional succession planning sessions. The 2012 evaluation concluded that the recommendations from the 2011 evaluation had been implemented in full.

In 2012, the Board and Committee evaluation process was independently facilitated by IDDAS Limited, a specialist board evaluation consultancy. IDDAS Limited were selected following a competitive tender and the Board is satisfied that IDDAS Limited has no other connection with the Group.

Performance evaluation process
IDDAS Limited undertook a formal and rigorous evaluation by:

•	using a detailed framework of questions which was used to structure individual meetings held with each director;

•	discussing the outcomes and recommendations with the Chairman; and;

•	recommending the outcomes and areas for improvement to the Board members.

Amongst the areas reviewed were Board structure, membership (including diversity) and processes, Board committees, Director competence, independence and behaviour.

Outcomes of the 2012 performance evaluation
The 2012 performance evaluation has concluded that the Board and Board committees are operating effectively. The key findings were as follows:-

•	the Group has a highly capable Board which is well-balanced and diverse, with the skills required to respond to the very full agenda and key priorities of the Group;

•	Board composition and executive succession planning should remain under review;

•
the Board is headed by a strong and effective Chairman and Board meetings are open and transparent with constructive discussion, particularly around culture. The skills and contribution that the executive directors bring to the Board was recognised;

•	as a result of the continued challenging external and regulatory environment, and the number of regulatory investigations, a substantial time commitment is required from the non-executive directors;

•
whilst improvements in the quality and clarity of Board and Board Committee papers during 2012 was acknowledged, Board information flows should remain under review so that improvements can be made on a continuous basis;

•	Board committees continue to play a key role supporting the work of the Board and the directors, individually and collectively, dedicate extensive time to the Group; and

•	given the increased focus on culture, the role and responsibilities of the Group Sustainability Committee should be enhanced in respect of cultural and behavioural issues.

A summary of the key themes arising from 2012 performance evaluation is set out below, together with an overview of the proposed actions:

Key themes included	Proposed action
Board composition	The composition of the Board and Board committees to remain under review to ensure the board has the appropriate balance of skills, experience, independence and knowledge.
Board and executive succession planning	The Board and Group Nominations Committee to review board and executive succession planning.
Board Papers	RBS Secretariat to establish a board-sponsored, multi-disciplinary project, to devise an optimal board information pack, with summaries and levels of depth to suit each reporting area or issue.
Group Sustainability Committee
The Group Sustainability Committee to be given an expanded remit for customer related sustainability and reputation issues, oversight of cultural and behavioural change, and sustainability aspects of the people agenda.

Individual director and Chairman effectiveness reviews
The Chairman met with each director individually to discuss their own performance and ongoing professional development and also shared peer feedback that had been provided as part of the evaluation process. Separately, IDDAS Limited sought feedback on the Chairman’s performance and prepared the Chairman’s development report. The Senior Independent Director also canvassed the views on the Chairman’s performance from the non-executive directors collectively. The results of the Chairman’s effectiveness review were then discussed by the Chairman and the Senior Independent Director.

Group Nominations Committee
Role of the Group Nominations Committee
The Group Nominations Committee is responsible for:

•	reviewing the structure, size and composition of the Board and making recommendations to the Board on any appropriate changes;

•	assisting the Board in the formal selection and appointment of directors (executive and non-executive) having regard to the overall balance of skills, knowledge, experience and diversity on the Board;

•	reviewing membership and chairmanship of Board committees;

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

The Group Nominations Committee engages with external consultants, considers potential candidates and recommends appointments of new directors to the Board. The terms of reference of the Group Nominations Committee are available on the Group’s website www.rbs.com

Membership of the Group Nominations Committee
All non-executive directors are members of the Group Nominations Committee which is chaired by the Chairman of the Group. The Group Chief Executive is invited to attend meetings. The Group Nominations Committee holds at least two scheduled meetings per year, and also meets on an ad hoc basis as required. In 2012, four meetings of the Group Nominations Committee were held.

The Chairman and members of the Committee during 2012, together with their attendance at meetings in 2012, is shown below.

Total number of meetings in 2012	Attended/ scheduled
Philip Hampton (Chairman)	4/4
Sandy Crombie	4/4
Alison Davis	4/4
Tony Di lorio	4/4
Penny Hughes	4/4
Joe MacHale	4/4
Brendan Nelson	4/4
Baroness Noakes	4/4
Art Ryan (1)	3/4
Philip Scott	4/4

Former member
John McFarlane (2)	1/1

Notes:
(1)	Unable to attend one Committee meeting during 2012 due to family illness.
(2)	Retired from the Board on 31 March 2012.

The table below sets out the tenure of non-executive directors.

Principal activity of the Group Nominations Committee during 2012
Consideration of new non-executive directors
During 2012, the Group Nominations Committee kept the structure, size and composition of the Board under review as well as the diversity of skills and experience. Given that Joe MacHale was expected to step down from the Board during 2013, having served as a Non-executive Director since 2004, the Group Nominations Committee agreed to commence a search for a potential additional non-executive director.

The Chairman and Group Secretary developed a role profile and skills matrix and engaged Egon Zehnder International, specialist search consultants, to compile a list of candidates with relevant skills and experience. This was to ensure that the Group Nominations Committee had access to a wide pool of potentially suitable candidates and the search for potential candidates remains ongoing. Egon Zehnder International does not provide services to any other part of the Group.

Corporate governance continued

Board and Committee membership
At the request of the Board and taking into consideration feedback from the Board committee evaluations and John McFarlane’s departure, the Group Nominations Committee reviewed the membership of the Board committees. The Group Nominations Committee agreed to strengthen the Board Risk Committee with the appointment of Baroness Noakes, the Group Performance and Remuneration Committee with the appointment of Art Ryan, and the Group Sustainability Committee with the appointment of Alison Davis.

Boardroom diversity
The Board remains supportive of Lord Davies’ recommendations and currently meets the target of 25 per cent female board representation as set out in Lord Davies’ report. In accordance with the recommendations contained within Lord Davies’ report, the Board operates a boardroom diversity policy and a copy of the Board’s diversity statement is available on www.rbs.com

The Group understands the importance of diversity and recognises the importance of women having greater representation at key decision making points in organisations. The search for Board candidates will continue to be conducted, and nominations/appointments made, with due regard to the benefits of diversity on the Board. One of the challenges the Group faces in the promotion of gender diversity is identifying suitably qualified female Board candidates. Where appropriate, the Group has engaged specialist search consultants to assist in the search for suitable candidates. However, all appointments to the Board are ultimately based on merit, measured against objective criteria, and the skills and experience the individual can bring to the Board.

The balance of skills, experience, independence, knowledge and diversity on the Board, and how the Board operates together as a unit is reviewed annually as part of the Board evaluation. Where appropriate, findings from the evaluation will be considered in the search, nomination and appointment process. If appropriate, additional targets on diversity will be developed in due course.

Further details on the Group’s approach to diversity can be found on pages 306 and 307.

Succession planning
The Group Nominations Committee considers succession planning on an ongoing basis and succession planning for the Board was considered at all Group Nominations Committee meetings during the year. The Board considered talent and succession planning for the Group Chief Executive and members of the Executive Committee specifically at meetings in June and October 2012, including a review of talent pools and development opportunities for potential successors. The Board continues to monitor succession planning taking into account business requirements and industry developments.

Group Sustainability Committee
During 2012, the Group Sustainability Committee focused on reviewing the Group’s overall sustainability strategy, values and policies and aligning the Group’s approach to ethical, social and environmental issues. The role, responsibilities and membership of the Committee were reviewed at the end of 2012 as part of the Group’s Purpose, Vision and Values programme. In 2013, the Committee’s scope will widen to include:-

•	sustainability and reputational issues related to customer and citizenship activities;

•	oversight of the delivery of the Purpose, Vision and Values cultural and behavioural change; and

•	oversight of the sustainability aspects of the people agenda.

In addition, the Committee will be responsible for overseeing and challenging how management is addressing sustainability and reputation issues relating to all stakeholder groups, except where such issues have already been dealt with by other Board committees.

Membership has been reviewed in line with the increased scope of the Committee and now consists of independent non-executive directors and is chaired by the Senior Independent Director. All key business areas are represented at Committee meetings and the Group Chairman is also invited to attend. The frequency of meetings will also increase from quarterly to six times per annum, in addition to more regular stakeholder engagement sessions.

Relations with investors
The Chairman is responsible for ensuring effective communication with shareholders. The company communicates with shareholders through the Annual Report and Accounts and by providing information in advance of the Annual General Meeting. Individual shareholders can raise matters relating to their shareholdings and the business of the Group at any time throughout the year by letter, telephone or email via the Group’s website www.rbs.com/ir

Shareholders are given the opportunity to ask questions at the Annual General Meeting or can submit written questions in advance. Directors including the chairs of the Group Audit, Board Risk, Group Performance and Remuneration and Group Nominations Committees are available to answer questions at the Annual General Meeting. The Senior Independent Director is also available.

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

•	the Senior Independent Director is available if any shareholder has concerns that they feel are not being addressed through the normal channels.

•	the Chair of the Group Performance and Remuneration Committee consults extensively with institutional shareholders in respect of the Group’s remuneration policy.

Throughout the year, the Chairman, Group Chief Executive, Group Finance Director and Chair of the Group Performance and Remuneration Committee communicate shareholder feedback to the Board and the directors receive independent analyst notes and reports reviewing share price movements and the Group’s performance against the sector. Detailed market and shareholder feedback is also provided to the Board after major public announcements such as results announcements. The arrangements used to ensure that directors develop an understanding of the views of major shareholders and other stakeholders are considered as part of the annual Board evaluation.

The Group’s Investor Relations programme also includes communications aimed specifically at its fixed income (debt) investors. The Group Finance Director and/or Group Treasurer give regular presentations to fixed income investors to discuss strategy and financial performance. Further information is available on the Group’s website www.rbs.com/ir

Report of the Group Audit Committee

Letter from Brendan Nelson,
Chairman of the Group Audit Committee

Dear Shareholder,

External market conditions have continued to be difficult and managing the intensity of the regulatory agenda while remediating existing and certain new issues has inevitably determined the focus of the Group Audit Committee during 2012. However, I am pleased to report that against this challenging backdrop, the Committee continued to meet its key objectives in the period in accordance with its terms of reference.

The Group Audit Committee exercised oversight of the Group’s financial reporting and policy. It monitored the integrity of the financial statements of the Group and reviewed significant financial and accounting judgements. The Committee sought to understand and to challenge management’s accounting judgements and satisfied itself that disclosures in the financial statements about these judgements and estimates were transparent and appropriate. The Group Audit Committee also met the External Auditors in private in advance of key meetings in order to obtain an independent view on the key disclosure issues and risks in relation to the financial statements.

In particular, the Committee has considered:

•	the directors’ going concern disclosure including the Group’s capital, liquidity and funding position;

•	the adequacy of the Group’s loan impairment provisions, focusing particularly on the Ulster Bank loan portfolio and commercial real estate exposures;

•	the impact of the Group’s forbearance policies on provisioning;

•	the Group’s valuation methodologies and assumptions for financial instruments measured at fair value;

•	the adequacy of the Group’s general insurance reserves;

•	valuation of the Group’s defined benefits pension schemes;

•	carrying value of the Group’s goodwill and other intangible assets;

•	the recoverability of the Group’s deferred tax assets;

•	the methodology and assumptions underlying the Group’s provisions for payment protection insurance and interest rate hedging products redress;

•	the Group’s provisions for outstanding litigation and regulatory investigations; and

•	the impact of the announcement that Santander would not complete its planned purchase of certain UK branch-based businesses.

The Group Audit Committee continued to encourage enhancements to the disclosures in the Group’s external financial reports. Revised versions of the UK Corporate Governance Code and related Guidance for Audit Committees were issued by the Financial Reporting Council in September 2012. The Committee considered the new requirements and has endeavoured to comply early, where appropriate to do so. The Committee also considered the recommendations of the Enhanced Disclosure Task Force of the Financial Stability Board and the Group’s plans to meet the recommendations. I am pleased to report that several of the Group’s disclosures were highlighted within the report as examples of best practice.

A key responsibility of the Committee is to monitor and review the scope, nature and effectiveness of Internal Audit. As in previous years, I met regularly with the Head of Group Internal Audit. The Committee also held two in depth sessions with Group Internal Audit. These additional meetings enabled the members of the Committee to be briefed on Group Internal Audit’s strategy under the leadership of Nicholas Crapp, who joined the Group at the start of the year, and to meet the senior management team. The Committee ensured that the Head of Group Internal Audit has appropriate independence and authority; that the scope of Internal Audit is unrestricted; that planning is appropriately risk based; and that the function has the requisite budget and resource strategy. The Head of Group Internal Audit has a direct reporting line to me and I will continue to work closely with him as we seek to strengthen further the function during 2013.

The Committee also monitored and reviewed aspects of the Group’s external audit in the period. It reviewed the scope and planning of the external audit and considered reports and recommendations from the External Auditors. It monitored the External Auditors’ independence and objectivity and ensured effective controls were in place to oversee engagements for the External Auditors to provide non-audit services. The Committee undertook an assessment of the External Auditors’ performance and recommended to the Board that re-appointment of the External Auditors be submitted to shareholders for approval at the Annual General Meeting in 2013.

During 2012, I met with the FSA and with the External Auditors on a trilateral basis as envisaged by the FSA Code of Practice. The purpose of this meeting was to discuss, in the framework of an open and cooperative relationship between the supervisor and the External Auditors, issues considered to be of interest to the parties in meeting their respective responsibilities. This meeting formed part of the Committee’s oversight of the Group’s relationship with its regulators.

The Committee reviewed the Group’s systems of internal controls and the procedures for monitoring their effectiveness. The Committee placed particular focus in 2012 on ensuring that the Group had articulated an appropriate three lines of defence model that clearly stated individuals’ responsibility and accountability for risk and control at all levels. This model is expected to be fully embedded in 2013 and the Group Audit Committee will closely monitor delivery within the divisions and functions.

Litigation and regulatory investigations featured heavily on the agenda of both the Group Audit Committee and Board Risk Committee in the period, highlighting some deficiencies in the control environment. During 2012 the Board asked the Group Audit Committee to monitor progress of the internal and various ongoing regulatory investigations and claims based on allegations that the Group had made inappropriate submissions to influence the setting of interest rates. The Committee met regularly to receive updates on the investigations, including on an ad hoc basis. It worked closely with the Group Performance and Remuneration Committee to make decisions and recommendations in relation to individual accountability.

The implications for the Group’s culture and control environment were considered in light of this and other ongoing investigations. The Committee in particular, reviewed proposed enhancements to the culture and control framework in the Markets and International Banking divisions. It has monitored the implementation of remedial action in the Markets business and has overseen liaison with the Group’s regulators. Independent assurance has been obtained regarding the comprehensiveness and timeliness of plans. The Committee is confident that the change programme will result in genuine behavioural change across the business as well as robust and sustainable control remediation. It will closely monitor implementation of these plans in 2013.

Inevitably, the challenges that have arisen during the year have meant that members have had to dedicate some considerable time to the work of the Committee. I would like to extend my thanks to my fellow Committee members for their continued dedication and support throughout 2012.

Brendan Nelson
Chairman of the Group Audit Committee
27 February 2013

Report of the Group Audit Committee continued

Report of the Group Audit Committee
Meetings and visits
A total of seven scheduled meetings of the Group Audit Committee were held in 2012, including meetings held immediately before consideration of the annual and interim financial statements and the quarterly interim management statements by the Board. The Group Audit Committee also held five ad hoc meetings. Group Audit Committee meetings are attended by relevant executive directors, the Internal and External Auditors and Finance and Risk Management executives. Other executives, subject matter experts and external advisers are also invited to attend the Group Audit Committee, as required, to present and advise on reports commissioned by the Committee. At least twice a year the Group Audit Committee meets privately with the External Auditors. The Committee also meets privately with the Group Internal Audit management.

The annual programme of joint visits by the Group Audit and Board Risk Committees to the Group's business divisions and control functions continued in 2012. The object of the programme is for members of the Committee to gain a deeper understanding of the Group; invitations to attend are extended to all non-executive directors. During 2012, the Group Audit Committee and the Board Risk Committee undertook a total of six visits - to Risk Management (2), Internal Audit (2), Group Finance and Business Services to review the Group Change portfolio.

Membership of the Group Audit Committee
The Group Audit Committee is made up of at least three independent non-executive directors. The Chairman and members of the Committee, together with their attendance at meetings, are shown below.

Attended/ scheduled
Brendan Nelson (chairman)	7/7
Tony Di Iorio	7/7
Baroness Noakes	7/7
Philip Scott	7/7

All members of the Group Audit Committee are also members of the Board Risk Committee facilitating effective governance of finance and risk issues. The Group Audit and Board Risk Committees also have strong links with the Group Performance and Remuneration Committee ensuring that levels of compensation reflect relevant finance and risk considerations.

The members of the Group Audit Committee are selected with a view to the expertise and experience of the Group Audit Committee as a whole. The Board is satisfied that all Group Audit Committee members have recent and relevant financial experience, and that each member of the Group Audit Committee is an ‘Audit Committee Financial Expert' and is independent, each as defined in the SEC rules under the US Securities Exchange Act of 1934 (“Exchange Act”) and related guidance. Full biographical details of the Committee members are set out on pages 257 to 260.

Performance evaluation
An external review evaluating the effectiveness of the Group Audit Committee takes place every three to five years with internal reviews by the Board in the intervening years. An external review of the Board and its senior committees took place during 2012. Overall, the review concluded that the Group Audit Committee continued to operate effectively.

The role and responsibilities of the Group Audit Committee
The Group Audit Committee’s primary responsibilities are shown below and are set out in its terms of reference which are reviewed annually by the Group Audit Committee and approved by the Board. These are available on the Group’s website www.rbs.com

A report on the activity of the Group Audit Committee in fulfilling its responsibilities was provided to the Board following each Committee meeting. The key considerations of the Committee during 2012 are explained more fully below.

Financial reporting and policy
The Group Audit Committee focused on a number of salient judgments and reporting issues in the preparation of the 2012 accounts, and considered:

•	the directors’ going concern conclusion, including the Group’s capital, liquidity and funding position. Further information is set out on page 307;

•
the adequacy of loan impairment provisions in Ulster Bank. The Irish economy showed some signs of stabilisation but there remained significant uncertainty. The Committee considered the level of provision for loan impairment in light of these uncertainties. It monitored external conditions closely and compared loss experience with forecasts. Loan impairments in the Corporate and Non-core divisions were also carefully reviewed. During 2012, the Committee also revisited the application of IAS 39 to loan impairment rules and concluded that the Group applies them on a neutral and consistent basis;

•	the Group’s forbearance policies. The Committee considered the impact of forbearance on provision levels and monitored emerging trends and reporting capabilities across the Group’s various portfolios;

•	the approach to valuation of the Group’s financial instruments measured at fair value, including its credit market exposures and liabilities carried at fair value;

•
the adequacy of reserves held to meet the claims in the Group’s general insurance business. The Committee considered management’s assessment of the full cost of settling outstanding general insurance claims including claims estimated to have been incurred but not yet reported and for claims handling expenses. It is comfortable that the level of provision is appropriate based on claims experience and on statistical models;

•	valuation of the Group’s defined benefit pension scheme. The Committee considered the assumptions that had been set in valuing the fund and the sensitivities on those assumptions;

•	carrying value of the Group’s goodwill and other intangible assets;

•	the background to and the judgements that had been made by management in assessing the recoverability of the Group’s deferred tax assets;

•
adequacy of the Group’s provision held for the mis-selling of payment protection insurance and interest rate hedging products. The Group has established a provision which represents the Group’s best estimate of the redress that will be payable by the Group. The Committee challenged management’s judgements and is satisfied that the level of provision is appropriate;

•	the Group’s provisions made for outstanding litigation and regulatory investigations and the extent to which reliable estimates could be made for the purposes of the accounts;

•	the Group’s provision for redress and other costs following the Group’s IT incident in June 2012;

•
the impact of the announcement that Santander would not complete its planned purchase of certain UK branch-based businesses. The Committee considered whether the assets and liabilities should continue to be “held for sale” at 31 December 2012 and concluded that they should no longer be held for sale and that they should be reclassified to the relevant balance sheet captions in the consolidated balance sheet; and

•
the quality and transparency of disclosures bearing in mind regulatory developments and expectations. The Committee received a report on the recommendations of the Financial Stability Board’s Enhanced Disclosure Task Force and the Group’s plans to meet the recommendations.

Systems of internal control
Implementation of a clear and effective three lines of defence model was a priority in 2012. The Committee received regular reports on the approach to its implementation across the Group. Focus is now on ensuring the model is fully operational and the Committee will exercise close oversight of progress during 2013.

Regulatory investigations highlighted deficiencies in the control environment in certain parts of the Group, most notably within the Markets and International Banking divisions. Cultural weaknesses were also identified. On behalf of the Board, the Group Audit Committee undertook a detailed review of the divisional remediation plans and sought independent external assurance regarding comprehensiveness and timeliness of those plans. The Committee will closely oversee remediation throughout 2013, receiving quarterly reports.

During the period, the Group Audit Committee reviewed progress against plan for a number of strategic initiatives such as the Finance and Risk Transformation Programme. It also tracked progress in relation to mandatory and remedial projects including the Group’s Anti-Money Laundering Programme and the progress of the Group’s US regulatory initiatives.

The Committee received reports on the operation of the Group Policy Framework. At its request, a policy standard was developed on the management of model risk across the organisation. This standard sets minimum requirements for ownership, design and use of models in the Group. The Committee will review operation of this and other policy standards, and the outputs of assurance activity in early 2013.

Report of the Group Audit Committee continued

The Committee also reviewed the effectiveness of the Group New Product Approval Process and received quarterly reports from the Credit Quality Assurance function. It considered the Group’s compliance with the requirements of the Sarbanes-Oxley Act of 2002 and was regularly advised of whistle blowing disclosures which took place in the Group; complaints raised with members of the Group’s executive team; and significant and sensitive internal investigations.

Divisional Risk and Audit Committees have responsibility for individual divisions and report to the Group Audit Committee and Board Risk Committee. Given the size and complexity of the Group, these committees are essential components of the governance framework that supports the effective operation of the Group Audit Committee and Board Risk Committee. The Committee agreed improvements to the divisional risk reporting framework and these changes will be implemented during 2013. Quarterly reports were received by the Group Audit Committee and Board Risk Committee from each Divisional Risk and Audit Committee.

Internal audit
The Group Audit Committee oversaw the work of Group Internal Audit throughout 2012, and received regular reports from the Head of Group Internal Audit. These included bi-annual opinion reports which rated both the quality of the control environment of all the Group’s divisions and of management’s level of awareness. The reports from Group Internal Audit enabled the Committee to monitor internal control within the Group by reporting on areas where improvements to the control environment were needed.

In response to Group Internal Audit findings during 2012, the Committee requested presentations from the International Banking business on improvements to its control environment. More generally, Group Internal Audit raised observations regarding the Group’s management of the conduct risk agenda. Following discussion at the Group Executive Committee, Stephen Hester presented management's action plan responding to these findings to the Committee.

The Group Audit Committee considered Group Internal Audit’s annual plan and the adequacy of its resources and budget. Nicholas Crapp joined the function at the beginning of 2012 and the Committee reviewed the strategy for Group Internal Audit under his leadership.

In line with best practice, an external review of the effectiveness of Group Internal Audit takes place every three to five years, with internal reviews continuing in intervening years. In January 2013, the Group Audit Committee undertook an internal evaluation of Group Internal Audit. It concluded that Group Internal Audit had operated effectively throughout 2012. Minor observations and recommendations will be implemented.

Oversight of the Group’s relationship with its regulators
The Group Audit Committee has a responsibility to monitor the Group’s relationship with the Financial Services Authority (FSA) and other regulatory bodies. During 2012, it received regular reports on the Group’s relationship with all its regulators and highlighting significant developments. It received reports on regulatory actions and investigations. Over the course of the year the chairmen of the Group’s senior Board committees met with the FSA on an individual basis and also participated in certain Regulatory College meetings with the Group’s primary regulators. The FSA attended a Group Audit Committee meeting in October 2012 as an observer.

During 2012, the Chairman of the Group Audit Committee also met with the FSA and with the External Auditors on a trilateral basis.

The Committee closely monitored the Group’s relationship with its international regulators and significant time continued to be dedicated in particular to understanding the regulatory requirements in the US and the implications on the Group’s US operations and structure.

Processes for external audit
During 2012, the External Auditors provided the Group Audit Committee with reports summarising their main observations and conclusions arising from their year end audit, half year review and work in connection with the first and third quarters and their recommendations for enhancements to the Group’s reporting and controls. The External Auditors also presented for approval to the Committee their audit plan and audit fee proposal and engagement letter, as well as confirmation of their independence and a comprehensive report of all non-audit fees.

The Group Audit Committee undertakes an annual evaluation to assess the independence and objectivity of the External Auditors and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements. The annual evaluation is carried out in two stages. An initial review was carried out in early 2013. In assessing the effectiveness of the Group’s External Auditors, the Group Audit Committee had regard to:

•	the experience and expertise of the senior members of the engagement team;

•	the proposed scope of the audit work;

•	the quality of dialogue between the External Auditors, the Committee and senior management;

•	the clarity and quality and robustness of written reports presented to the Committee setting out the External Auditors’ findings;

•	the quality of observations provided to the company by the External Auditors on the Group’s systems of internal control; and

•	the views of management on the performance of the External Auditors.

The second phase of the review will be conducted following completion of all year end processes and will involve targeted interviews with individuals based on outputs from the initial phase and level of interaction with the External Auditors.

In addition to the annual evaluation performed by the Group Audit Committee, the External Auditors will also conduct their own annual review of audit quality. Twelve service criteria for the audit have been defined by the External Auditors to measure their performance against the quality commitments set out in their annual audit plan, under the headings of ‘quality of audit, approach and conduct’, ‘independence and objectivity’, ‘quality of the team’ and ‘value added’.

The Group Audit Committee is responsible for making recommendations to the Board in relation to the appointment, re-appointment and removal of the External Auditors. In order to make a recommendation to the Board, the Group Audit Committee considers and discusses the performance of the External Auditors, taking account of the outcomes of the annual evaluation carried out. The Board submits the Group Audit Committee's recommendations to shareholders for their approval at the Annual General Meeting. The Board has endorsed the Group Audit Committee's recommendation that shareholders be requested to approve the reappointment of Deloitte LLP as External Auditors at the Annual General Meeting in 2013. The Group Audit Committee also fixes the remuneration of the External Auditors as authorised by shareholders at the Annual General Meeting.

Deloitte LLP has been the company’s auditors since March 2000. There are no contractual obligations restricting the company's choice of External Auditors. A revised version of the UK Corporate Governance Code was issued by the Financial Reporting Council in September 2012 which provides that companies should put the external audit contract out to tender at least every ten years. The Group Audit Committee has considered the requirements and will consider each year whether there are any circumstances or events such that the contract for the audit of the Group should be put out to tender. Furthermore, unless the Committee determines otherwise, the audit contract will be put out to tender every ten years as will any new appointment following the resignation of the incumbent auditors.

Audit and non-audit services
The Group Audit Committee has adopted a policy on the engagement of the External Auditors to supply audit and non-audit services, which takes into account relevant legislation regarding the provision of such services by an external audit firm.

In particular, the Group does not engage the External Auditors to provide any of the following non-audit services:

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

Annual audit services also include statutory or non-statutory audits required by any Group companies that are not incorporated in the UK. Terms of engagement for these audits are agreed separately with management, and are consistent with those set out in the audit engagement letter insofar as local regulations permit. During 2012, prospectively approved non-audit services included the following classes of service:

•	capital raising, including consents, comfort letters and relevant reviews of registration statements;

•	provision of accounting opinions relating to the financial statements of the Group and its subsidiaries;

•	provision of reports that, according to law or regulation, must be rendered by the External Auditors;

•	permissible services relating to companies that will remain outside the Group;

•
reports providing assurance to third parties over certain of the Group's internal controls prepared under Standards for Attestation Engagements (SSAE) No. 16 or similar auditing standards in other jurisdictions; and

•	reports and letters providing assurance to the Group in relation to a third party company where the Group is acting as equity/ debt underwriter in a transaction, in the ordinary course of business.

Report of the Group Audit Committee continued

For all other permitted non-audit services, Group Audit Committee approval must be sought, on a case by case basis, in advance. The Group Audit Committee reviews and monitors the independence and objectivity of the External Auditors when it approves non-audit work, taking into consideration relevant legislation, ethical guidance and the level of non-audit services relative to audit services. The approval process is rigorously applied to prevent the External Auditors from functioning as management, auditing their own work, or serving in an advocacy role.

A competitive tender process is required for all proposed non-audit services engagements where the fees are expected to exceed £100,000. Engagements below £100,000 may be approved by the Chairman of the Group Audit Committee; as an additional governance control all engagements have to be approved by the Group Chief Accountant and Group Procurement. Where the engagement is tax related, approval must also be obtained from the Head of Group Taxation. Ad hoc approvals of non-audit services are ratified by the Group Audit Committee each quarter. During 2012, the External Auditors were approved to undertake certain significant engagements which are categorised and explained more fully below:

Summary of category of engagement	Reason for selection of External Auditors
Assurance testing and agreed upon procedures to regulators (three engagements)	The External Auditors’ knowledge of the Group and extensive experience in such work ensured time and cost savings were achieved in both instances.
Business product development and launch (one engagement)
The External Auditors were selected following a competitive tender. They were appointed based on their firm-wide capability, the quality and relevant expertise of the team, and the competitive fee levels.

Provision of advice to management and independent assurance and assessment (one engagement)
The External Auditors were considered to be the most suitable firm to undertake this work given their extensive knowledge of the Group’s systems, end-to-end process and financial reporting framework. The considerable time pressures associated with this project meant that by appointing the External Auditors a number of efficiency savings were ensured.

In addition, the External Auditors are engaged from time to time by the Group to perform restructuring services. The Group is not liable for these fees, and often has a limited role in the selection process. As an additional governance control, these engagements are subject to the ad hoc approval process. Information on fees paid in respect of audit and non-audit services carried out by the External Auditors can be found in Note 5 to the consolidated accounts on page 345.

Brendan Nelson
Chairman of the Group Audit Committee
27 February 2013

Report of the Board Risk Committee

Letter from Philip Scott,
Chairman of the Board Risk Committee

Dear Shareholder,

I report to you following another challenging twelve months for the Board Risk Committee. The already demanding schedule of the Committee was intensified in the period by a number of significant issues, most notably the IT incident that occurred in June 2012. The Board Risk Committee has undertaken, on behalf of the Board, to review the cause, consequence and subsequent management of the IT incident which had such unacceptable consequences for many of our customers. As a priority, the Committee has overseen remediation and has sought to ensure appropriate redress for customers. It will continue carefully to oversee management of residual technology risks and will ensure communication with our regulators and stakeholders on conclusion of the internal and external investigations of the incident, as appropriate.

While 2012 has presented significant challenges, there has also been a great deal of progress on the development and implementation of risk and control throughout the organisation. The Board Risk Committee has been pleased to exercise an oversight role in the development and enhancement of the risk management framework and associated tools that support the Group’s aim of being a safer and more sustainable bank. The Committee has provided input into the Group’s risk strategy and objectives during 2012 and has overseen the refinement and further embedding of the Group’s framework into the business divisions. This has enabled the Committee to gain an improved understanding of the major risks which the Group faces, including market risk, conduct risk, country risk, credit risk (including single name concentrations and sector risk) regulatory risk and operational risk and to ensure robust plans are in place to manage excess exposures. The Group’s stress testing capabilities have been developed and are now being used within business as usual as an effective strategic planning and capital management tool.

The Board Risk Committee has supported the articulation of a conduct risk appetite statement which is being embedded strategically within the Group’s Policy Framework. Conduct Risk standards are being communicated to staff using the four pillars of conduct risk, employee conduct, market conduct, corporate conduct and conduct towards customers. The Committee will monitor implementation of these enhanced standards during 2013.

Enhancements to risk reporting have continued in the period to ensure that reports are insightful and relevant, and provide more metric based information. Data quality is, of course, critical to the accuracy of reporting and the Committee has received in depth updates on the progress of data quality programmes and reporting initiatives ongoing throughout the organisation, most notably the Finance and Risk Transformation Programme.

However, inevitably risk management tools and measures can only take the organisation so far. The future success of RBS depends upon the correct culture and approach that places the customer at the forefront of all decision making. The Board Risk Committee is fully supportive of the measures being developed to engender the correct behaviours at all levels within the RBS Group. The Committee has worked closely with the Group Performance and Remuneration Committee over the past 12 months to consider issues relating to individual accountability and responsibility for legacy and new issues. Where appropriate, recommendations have been made to the Group Performance and Remuneration Committee in relation to risk performance and reward. Culture, including the role of financial incentives and reward, will continue to be a priority of the Committee during 2013.

The members of the Committee have dedicated significant additional time to the consideration of risk issues during 2012 and I would like to thank them for their dedication and commitment. The business of the Committee is set to be no less demanding in 2013. The creation of the Prudential Regulatory Authority and the Financial Conduct Authority as part of the UK’s twin peaks regulatory framework will be a major influence and the Group will have to adapt to the new regulatory approach and work closely with regulators to implement changes to standards and reporting where required.

More detailed information on the business of the Committee during 2012 is set out in the Board Risk Committee Report that follows.

Philip Scott
Chairman of the Board Risk Committee
27 February 2013

Report of the Board Risk Committee continued

Report of the Board Risk Committee
Meetings and visits
The Board Risk Committee held seven scheduled meetings and three additional ad hoc meetings in 2012. Meetings are held alongside Group Audit Committee meetings to ensure that the work of the two Committees is coordinated and consistent. Board Risk Committee meetings are attended by relevant executive directors, risk management, finance and internal audit executives. External advice may be sought by the Board Risk Committee where considered appropriate. During 2012, the members of Board Risk Committee, in conjunction with the members of the Group Audit Committee, took part in an annual programme of visits to the Group’s business divisions and control functions. This programme included two in depth sessions with the Risk Management function to consider key risk areas and the risk strategy and operating model. Full details about the programme of visits is set out in the Report of the Group Audit Committee on page 270.

Membership
The Board Risk Committee comprises at least three independent non-executive directors. The Chairman and members of the Committee, together with their attendance at meetings, are shown below.

Attended/ scheduled
Philip Scott (chairman)	7/7
Sandy Crombie	7/7
Tony Di Iorio (1)	6/7
Joe MacHale	5/7
Brendan Nelson	7/7
Baroness Noakes (2)	5/5

(1)	Missed one meeting owing to travel disruption as a consequence of Hurricane Sandy.
(2)	Joined the Committee on 1 March 2012; attended all previous meetings as an attendee.

Philip Scott, Tony Di Iorio, Brendan Nelson and Baroness Noakes are also members of the Group Audit Committee. Sandy Crombie is also a member of the Group Performance and Remuneration Committee. This common membership ensures effective governance across all finance, risk and remuneration issues, and that agendas are aligned and overlap is avoided, where possible.

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

Authority is delegated to the Board Risk Committee by the Board and the Committee will report and make recommendations to the Board as required. The terms of reference of the Board Risk Committee are available on the Group’s website www.rbs.com and these are considered annually by the Board Risk Committee and approved by the Board.

A report on the activity of the Board Risk Committee in fulfilling its responsibilities was provided to the Board following each Committee meeting. The key considerations of the Committee during 2012 are explained more fully below.

Risk strategy and policy
The RBS Group has a clear risk strategy supported by well defined strategic risk objectives. The members of the Board Risk Committee provide input to the overarching strategy for the Group on an ongoing basis. In the first half of 2012, the Committee reviewed and provided direction to the Group’s Resolution submission to the FSA pursuant to its Recovery and Resolution Programme. In conjunction with the Board, the Committee considered the potential implications for the Group of the proposals contained in the UK’s White Paper on Banking Reform and its interaction with potential future regulation in Europe and the US. It will continue to monitor developments throughout 2013.

During 2012, the Board Risk Committee reviewed the implementation of the Group Policy Framework across the organisation and reviewed the output of assurance testing to assess how those standards were operating in practice. Governance arrangements were also reviewed during the year. In particular, the Committee considered regional governance arrangements in operation across the Group; local guidance; regulatory expectations; and considered the adequacy of the current Group structure against that backdrop. In conjunction with the Group Audit Committee, the members reviewed how the three lines of defence model was being implemented across the Group and the Committee reinforced with management the importance of ensuring the model operated effectively in practice. The Committee will continue to review governance arrangements and compliance with the Group Policy Framework during 2013.

The Committee regards conduct risk and the delivery of appropriate outcomes to customers to be fundamental to the future success of the RBS Group. As referenced above, in 2012 the Board Risk Committee oversaw the development of the Group conduct risk appetite statement and framework which is now in the process of being fully implemented across all lines of defence in the organisation. Focus of the Committee has now turned to consideration of what measures, standards, training and objectives are required to instil and evidence the correct behaviours in practice.

The Committee also considered conduct risk in the context of product design and regulatory investigations, as referenced below.

Risk profile
Reporting
The Committee received a detailed report on key risks and metrics at each meeting and the Chief Risk Officer provided an oral update on the key risks to the organisation. This enabled the Committee to identify the key risk areas where additional focus was required. Focus sessions were provided by the Heads of Risk disciplines at Board Risk Committee meetings on a rotational basis, to offer the Committee additional insights.

During the period, risk reporting was enhanced and the Committee oversaw the development of a report on the key headline and emerging risks. Likewise, at the request of the Committee, metric based risk reporting in dashboard format was developed and will be extended to cover each of the key risk disciplines during 2013.

The Committee reported to the Board following each meeting on its consideration of the risk profile of the Group and made recommendations as appropriate.

Regulatory Reviews and Investigations
Regulatory risk featured highly on the agenda of the Board Risk Committee and during 2012 the Committee assumed responsibility for considering certain key areas of risk in a deeper level of granularity. Most significantly, as highlighted above, the Committee played a central role in the oversight and remediation of the Group’s IT incident. In order to ensure appropriate outcomes for customers, members reviewed the remediation plans in detail to ensure that they were fair and robust. On behalf of the Board, the Committee oversaw the independent internal investigation of the incident. Interaction with regulators in relation to their investigation of the incident continues and the Committee has committed to ensuring that the investigation is brought to a close, accountability is fully considered and learnings are addressed across the organisation.

A number of other internal and regulatory investigations arose or continued throughout 2012. During the period, the Committee received reports on the investigation of the alleged mis-selling of interest rate hedging products to small and medium sized enterprises; it reviewed ongoing programmes of work, remediation and investigation relating to unauthorised trading events and Anti-Money Laundering; it received reports on required enhancements to the mortgage sales process; and it continued to play an important governance role in the oversight and remediation of known regulatory issues in the RBS Americas region. Where appropriate, the Committee oversaw liaison with regulators; made recommendations regarding required remediation, training and process controls and enhancements; and made recommendations to the Group Performance and Remuneration Committee in relation to accountability. Progress to address identified weaknesses will be closely monitored throughout 2013.

In recognition of the conduct issues under investigation, the Committee reviewed the product approval process. Complex products were reviewed from the perspective of the customer. The Committee intends to look at sales processes and the approvals required for process design in 2013.

Operational risks inherent in the Group’s processes were also considered and the Committee has specifically considered IT continuity, security and data control.

Report of the Board Risk Committee continued

Capital and Liquidity
The Committee reviewed the capital and liquidity position of the Group regularly in light of external conditions. The difficulties being experienced in Europe and the US necessitated a continued focus on market and sovereign risk over the course of 2012 and a number of additional reports in this regard were considered over the course of the year. The Committee made recommendations to the Board in relation to the Individual Liquidity Adequacy Assessment, the Individual Capital Adequacy Assessment and the Contingency Funding Plan, required by the FSA.

The Committee considered pension risk in the context of managing liability and investment strategy. It will continue to monitor these risks in 2013.

Risk appetite, framework and limits
The risk appetite framework for the Group was approved in 2011. During 2012, focus was placed on ensuring that the framework was rolled out and embedded across the business divisions and legal entities within the Group. The Committee has committed to review the risk appetite framework on an annual basis to ensure it remains fit for purpose and will review capital adequacy risk, earnings volatility, and liquidity risk appetite targets in early 2013.

Significant improvements were made to the Group’s integrated stress testing capabilities over the course of 2012 and the Committee reviewed the output of stress tests and considered how these informed risk appetite and key strategic decisions. Reports on reverse stress testing, including key sensitivities and vulnerabilities were reviewed. The Committee monitored progress in the development of an economic capital model and will review how these measures and tools work together in an integrated manner.

The Committee received reports on the new Country Risk Appetite Framework that was developed in 2012. The members reviewed the approach to assessment of the potential for losses due to country risk shocks and how the framework informed the setting of country risk limits within the Group’s Risk Appetite Framework.

As more fully set out in the Group Audit Committee report on page 272, a framework of Divisional Risk and Audit Committees is responsible for reviewing the business of each division and reporting to the Group Audit Committee and Board Risk Committee. During 2012, the risk agenda of these committees continued to evolve alongside the Board Risk Committee agenda. The Material Integrated Risk Assessment process that was introduced in 2011 continued to be refined in 2012 and the Committee received reports on progress.

Risk management operating model
The Committee reviewed planned improvements to the risk management operating model and noted the proposed enhancements and the additional assurance that the revised model seeks to introduce. Members of the Committee reviewed the calibre of senior risk personnel and succession planning arrangements. Adequacy of resource was considered in the context of the scope and nature of work undertaken by the Risk Management function.

The risk governance model continues to evolve and the Board Risk Committee has and will continue to monitor developments as appropriate.

Risk architecture
The Committee reviewed the standards of data quality across the Group and the programmes in place to improve data quality. It monitored the progress of the Finance and Risk Transformation Programme, designed to develop a golden source of data for use in reporting across the Group. Improvements to data quality, management information and reporting have been identified as key areas of focus for the Committee in 2013.

Remuneration
The Committee recognises that embedding the correct conduct and culture in the organisation requires an emphasis on performance management and conduct and standards. The Board Risk Committee continued to strengthen its coordination with the Group Performance and Remuneration Committee during the period, with the aim of ensuring that risk was adequately reflected in objectives and compensation arrangements and decisions. The members of the Committee met regularly during 2012, including on an ad hoc basis, to consider specific regulatory and operational issues and to consider accountability and the potential impact upon remuneration.

Performance evaluation
An external review of the effectiveness of the Board and senior committees, including the Board Risk Committee, during 2012 was conducted. The Committee has considered and discussed the report on the outcomes of the evaluation and is satisfied with the way in which the evaluation has been conducted, the conclusions and the recommendations for action. Overall, the review concluded that the Board Risk Committee continued to operate effectively. The outcomes of the evaluation have been reported to the Board, and during 2013, the Committee will place focus on driving further improvements to risk reporting and prioritisation of Committee time.

Philip Scott
Chairman of the Board Risk Committee
27 February 2013

Directors’ remuneration report

Letter from Penny Hughes
Chair of the Group Performance and Remuneration Committee

Dear Shareholder

There is no doubt that 2012 has been another challenging year and events such as attempts to manipulate LIBOR and the IT incident have had a direct impact on the Group, both from a financial and a reputational point of view. The Board has acknowledged the serious shortcomings in systems and controls which were uncovered as part of the investigations into LIBOR and deeply regrets the lack of integrity shown by a small group of employees.

I would like to assure you that the Committee has spent a great deal of time challenging and taking action in response to past events and considering how remuneration can help to drive appropriate behaviours at RBS in future. Individuals found culpable in relation to LIBOR have left the Group with no annual incentive awards for 2012 and full clawback of outstanding awards. The Committee has also taken action across the Group, particularly in the Markets division, to account for the reputational damage of these events.

Against this backdrop, we should not lose sight of the fact that the vast majority of employees at RBS continue to do their jobs well and are not responsible for the events that have made headlines. Around one third of our employees joined after the financial crisis. During the IT incident, there was a very positive illustration of the loyalty and determination of staff to support customers during a difficult and regrettable period. It is vital that we retain and motivate good people as the foundation upon which we will generate a valuable business for shareholders and a bank that society can respect.

Considerable progress has been made over the past four years and the Committee remains focused on delivering remuneration structures that complement our goal of rebuilding a safer and more sustainable business, capable of serving customers and shareholders well in the long term. It is a difficult but important balance that we are trying to achieve, reducing overall spend on pay and increasing accountability whilst nurturing the business from which future profits can flow. We have sought to strike this balance fairly, whilst demonstrating our ongoing commitment to restraint, reflecting the nature of our ownership.

I have set out below a summary of how the Committee approached the year: how performance has been assessed; the decisions that have been reached on pay for 2012 and how past mistakes have been taken into account; and changes that we are making to ensure a fair and transparent remuneration policy.

Review of Group Performance
A number of significant milestones were reached during the year as part of the Group’s turnaround plan including:

•	Repayment of the liquidity support to UK Government in May 2012;

•	The successful flotation of more than one third of our stake in Direct Line Insurance Group plc in difficult market conditions; and

•	The exit from the Asset Protection Scheme in October 2012.

Key financial achievements for 2012 were:

•	Core Operating Profit of £6.3 billion, which represents a strong performance;

•
Further significant progress in removing Non-Core assets, a key part in managing down legacy issues. Non-Core third party assets are down £36 billion in 2012 to £57 billion, representing 92% progress towards the 2013 target of c.£40 billion;

•
Capital, funding and liquidity positions remain robust with key performance indicators (KPIs) on short-term wholesale funding, liquidity portfolio, leverage ratio, Core Tier 1 capital ratio and loan:deposit ratio all exceeding or in line with medium-term targets;

•	Core Return on Equity (ROE) was 10%, with Retail & Commercial ROE at 10% or 14% excluding Ulster Bank. The ROE for Markets was 10% in challenging market conditions;

•	Group expenses were 6% lower than in 2011 with staff costs down 6%; and

•	Impairment losses totalled £5.3 billion, down 29% from 2011.

As well as financial achievements, the Committee takes into account performance against a broader range of objectives, including support to customers. For example, in 2012 the Group accounted for 36% of all Small and Medium Enterprises (SME) lending, compared with its overall customer market share of 24%. The Group advanced £16 billion of UK home loans, including £3 billion to first time buyers. Using the Bank of England’s Funding for Lending Scheme the Group has offered lower interest rates and waived arrangement fees on certain SME loans, benefiting over 11,000 SMEs in the second half of 2012.

Directors’ remuneration report continued

Decisions made on pay
In addition to financial and non-financial measures, the Committee applies a rigorous accountability review process in determining pay outcomes. This framework enables us to claw back awards made in previous years where current or new information would change the decisions made in previous years. The review considers not only financial losses but also behavioural and reputational issues that have arisen.

Whilst the Group made significant progress across a range of measures in 2012, the Committee, in conjunction with the Board, agreed that the reduction to shareholder value and reputational damage caused by incidents such as the LIBOR settlement should result in a reduction of this year’s variable pools and the application of clawback. Further details of the impact of these incidents on remuneration is set out on page 300. Some of the key outcomes on pay are as follows:

•
Total variable compensation has been reduced from 2011 by 14% at a Group level and 20% for Markets (the reductions are 23% and 40% respectively after the application of clawback) as further evidence of the action that has been taken to bring down overall levels of pay;

•
Variable compensation (pre clawback) as a percentage of operating profit before variable compensation decreased from 28% to 16% for 2012 for the Group and from 25% to 16% for Markets. Full details can be found in Note 3 to the consolidated accounts on pages 339 and 340;

•	Since 2010, total variable compensation for the Group has been reduced by over 50%;

•	Within the context of reduced variable pools, incentive awards continue to be targeted towards high performers and, as a consequence, 40% of employees eligible for an award will receive zero for 2012;

•	Of those employees who do receive an award for 2012, 68% will receive less than £2,000 in total and 81% will receive less than £5,000; and

•	Average salary increases across the Group for 2013 will be less than 2%.

The CEO, Stephen Hester, will not receive any salary increase in 2013. In addition, he decided during the year that it would not be appropriate for him to be considered for any annual incentive award. Whilst respecting his decision, I would like to put on record that the Committee believes the CEO continues to demonstrate strong performance and leadership. The Committee receives regular encouragement from institutional shareholders to improve the delivery of market competitive remuneration to the CEO.

Enhancements to remuneration policy
The Committee continues to recognise the importance of driving cultural change both in terms of pay and in a wider sense. As Chair, I am actively involved in a number of initiatives relating to diversity, graduate recruitment and management development and many of these initiatives have received award-winning recognition.

It is clear that challenges remain in rebuilding the reputation of banks but progress has been made in evolving the culture of RBS. Our remuneration policy underpins this work by encouraging appropriate behaviours and adjusting for risk. Examples of enhancements are as follows:

•	Simplification of sales incentives with a broad move to a balanced scorecard type approach focused on customer service and risk;

•	All executives and Code Staff have culture included as part of their 2013 objectives supported by quantitative and qualitative measures;

•	Full review of balanced scorecard metrics, supported by independent control function review in advance of variable pools being agreed;

•	This year, all our employees will be paid salaries at or above the Living Wage; and

•	Shareholding requirements for the executive directors have been strengthened and new requirements introduced for senior executives to better align their interests with those of shareholders.

We will continue to monitor external developments and, where appropriate, refine our remuneration policy, for example, in light of the requirements of CRD IV.

Enhancements to remuneration governance and reporting
In recognition that the Committee considers issues wider than just remuneration, the name of the Committee was changed to the Group Performance and Remuneration Committee. This reflects the Committee’s broader oversight role to consider performance in the round in supporting the Group’s purpose, vision and values aspirations. During 2012, the Committee has worked closely with the Board Risk Committee and Group Audit Committee, both of which have provided valuable input on key risk and control issues.

Changes have been made to this report in line with a number of anticipated government reforms on remuneration reporting. The Remuneration Governance section covers the activities and decision-making process of the Committee; the Policy Report covers future remuneration policy; and the Implementation Report demonstrates how pay arrangements have been implemented over the past year.

As in previous years, we have consulted with our major shareholders, including UKFI, on remuneration matters. I would like to thank those shareholders who continue to recognise and support our efforts to reform remuneration practices at RBS. In this turnaround period where it has not been possible to pay ordinary dividends to shareholders, this support on pay decisions has been an essential part of our restructuring programme.

Finally, I would also like to thank my fellow Committee members for their expertise and guidance and all those who have supported the Committee in its efforts to make fair and appropriate judgements.

Penny Hughes
Chair of the Group Performance and Remuneration Committee
27 February 2013

Directors’ remuneration report- Remuneration Governance

Report of the Group Performance and Remuneration Committee
The role and responsibilities of the Committee
The Committee is responsible for setting the Group’s policy on remuneration and overseeing its implementation. It reviews performance and makes recommendations to the Board in respect of the Group’s variable incentive pools and the remuneration arrangements of the executive directors of the Group. No director is involved in decisions regarding his or her own remuneration.

The Committee is also responsible for approving remuneration and severance arrangements for members of the Group’s Executive and Management Committees, FSA ‘Code Staff’, as well as overseeing arrangements for employees who are ‘In-Scope’ under the Asset Protection Scheme (APS). Details of the FSA Remuneration Code can be found at www.fsa.gov.uk and a definition of Code Staff is provided on page 284.

The terms of reference of the Group Performance and Remuneration Committee are available on the Group’s website www.rbs.com and these are reviewed at least annually by the Committee and approved by the Board.

Summary of the principal activity of the Committee during 2012
Set out below is a summary of the activity of the Committee on a quarterly basis:

First quarter
•
Year end performance reviews and remuneration arrangements for members of the Group’s Executive and Management Committees and objectives for 2012. The year end performance reviews included input from the Board Risk Committee on the risk management performance of Executive and Management Committee members;

•	Year end performance reviews and remuneration arrangements for APS in scope employees, Code Staff, and High Earners;

•	Approval of Group and Divisional variable pay pools;

•	Approval of the Directors’ remuneration report;

•	Outcomes of the annual performance evaluation of the Committee;

•	Remuneration arrangements for executive directors which included a reduction to the LTIP award level for executive directors;

•	Introduction of a new accountability review process which informs clawback decisions; and

•	Assessment of the performance to date of unvested LTIP awards and award levels and performance targets for 2012 awards.

Second quarter
•	Outcomes of the first quarter accountability reviews;

•	Review of remuneration proposals for Direct Line Insurance Group plc on divestment;

•	Presentation from the Wealth division on business and strategic priorities and people plan;

•	Review of government proposals on Shareholder Voting Rights and remuneration aspects of CRD IV; and

•	Update on LTIP performance conditions and vesting outcomes for executive directors 2009 long term incentive awards.

Third quarter
•	Half year performance reviews for executive directors, Group Executive and Management Committee members;

•	Outcomes of the second quarter accountability reviews;

•	Formal remuneration strategy session to discuss and agree remuneration approach and priorities for the forthcoming year;

•	Presentation from Markets and International Banking on business and strategic priorities and people plan; and

•	Approval of remuneration arrangements for Direct Line Insurance Group plc on divestment.

Fourth quarter
•	Approval of remuneration approach for the most senior and highest paid employees in the Group (including executive directors and Group Executive and Management Committee members);

•	Outcomes of the third quarter accountability reviews;

•	Assessed and affirmed accountability review decision making principles;

•	2012 preliminary variable pay pool discussions for Group and Divisions;

•	Content for shareholder consultations undertaken in December 2012 and January 2013;

•	Review of Committee remit and name;

•	Review of incentive plans;

•	Approval of revised shareholding requirements for executive directors and the introduction of new shareholding requirements for Group Executive Committee members; and

•	Improved review of performance across key areas of customer; risk; people and financial.

Directors’ remuneration report- Remuneration Governance continued

Performance evaluation process
An external review of the effectiveness of the Board and Senior Committees, including the Group Performance and Remuneration Committee, was conducted during 2012. The Committee considered the outcomes of the evaluation and is satisfied with the way in which the evaluation has been conducted.

The review concluded that the Committee continued to operate effectively and the continued importance of the remuneration agenda and the commitment of the Committee members was recognised. The outcomes of the evaluation have been reported to the Board. As Board interest in remuneration matters remains intense and all directors understand the sensitivities involved, reporting on remuneration matters to the Board will be further enhanced during 2013.

How risk is reflected in our remuneration process
Focus on risk is achieved through clear risk input into incentive plan design and target setting, as well as thorough risk review of performance, variable pools and clawback. The Committee is supported in this by the Group Audit Committee, the Board Risk Committee and the Group’s risk management function.

A robust process is used to assess risk performance. A range of measures are considered, including funding, liquidity, credit, regulatory, operational and market risk. The steps we take to ensure appropriate and thorough risk adjustment continue to be refined and are fully disclosed and discussed with the FSA.

Variable pay pool determination
The process for determining variable pools is discretionary, to avoid the unintended consequences of formulaic systems. However, the Committee's discretion is applied within a structured framework which starts with an assessment of risk adjusted financial performance measured against budget, prior year and long-term strategic plans. This analysis is used to adjust for performance and then consider outcomes in the context of competitive variable pay funding levels.

Risk is taken into account in the performance assessment through a thorough risk analysis carried out by the Group’s risk management function to a pre-agreed framework. Performance assessments may be adjusted in situations where risk performance is outside risk appetite or strategic plans. Non-financial factors such as progress on customer issues, turnover, succession planning, market environment and franchise development are then taken into account in developing a final variable pay proposal. Variable pay proposals are reviewed in the context of key compensation framework ratios including: compensation to revenues, compensation to pre-compensation profit and variable pay to pre- variable pay profit. These ratios help to ensure appropriate sharing of value between employees and shareholders. Finally, variable pay proposals are reviewed against our capital adequacy framework to ensure that regulatory requirements are met.

Accountability review process
A summary of the accountability review process is as follows:

•
Exists to enable RBS to respond in instances where current and/or new information would change the annual incentive and/or LTIP decisions made in previous years, and/or the decisions made in the current year.

•
The process for review assessments (which consider material risk management, control and general policy breach failures, accountability for those events and appropriate action against individuals) is operated across divisions and functions. Divisional reviews are undertaken on a quarterly basis.

•	A Group Accountability Review Panel ensures consistency of decision making across the Group.

•	Decisions must take into account not only any financial losses but also behavioural issues and reputational or internal costs.

•
Actions may include recommendations for compensation adjustments (e.g. current year variable pay reduction, clawback) disciplinary investigations and performance adjustments (e.g. a change to performance rating).

•	Clawback may be up to 100% of unvested awards and can be applied regardless of whether or not disciplinary action has been undertaken.

•	A key principle is that clawback quantum should not be formulaic.

•	Collective responsibility may be considered where a committee or group of employees are deemed to have not appropriately discharged their duties.

•	These principles apply to all of our people and any leavers with unvested awards.

How have we applied this in practice?
The assessment undertaken by the risk function and Board Risk Committee confirmed that, for some divisions, a number of risk-related events needed to be taken account of when determining variable pay pools, including regulatory, compliance and credit and market risk issues. The Board Risk Committee has concluded that the accountability review assessments approach is robust and complete from a perspective of all known material events having been considered.

The accountability review process is now fully embedded and during 2012 a number of issues were considered under the framework.

The outcomes for the 2012 performance year cover a range of actions and have included: reduction of current year variable pay awards; dismissal; clawback of previously awarded deferred and LTIP awards; and suspended vesting pending further investigation.

Key inputs to the Group Performance and Remuneration Committee to assist its decision-making
The Committee receives regular updates on regulatory developments and general remuneration issues, as well as market and benchmarking data to support its decisions. It also received information from a number of external and internal sources during 2012. The diagram below illustrates this:

Directors’ remuneration report- Policy Report

Policy Report
Our Group-wide Remuneration Policy
The remuneration policy supports the Group’s business strategy and is designed to:

•	attract, retain, motivate and reward high-calibre employees to deliver long term business performance within acceptable risk parameters; and

•	provide clear alignment between annual and long-term targets for individuals and Group/divisional strategic plans.

Consultation on remuneration policy takes place with our social partners, including representatives from UNITE. The National Living Wage and London Living Wage are important benchmarks that we monitor each year as part of the annual pay review process. An annual Group-wide employee opinion survey takes place which includes a number of pay related questions.

The remuneration policy applies the same principles to all employees including Code Staff (1). The current key principles underpinning the Group-wide remuneration policy are set out below:

Element of pay	Objective	Operation
Base salary	To attract and retain employees by being competitive in the specific market in which the individual works.
Base salaries are reviewed annually and should reflect the talents, skills and competencies that the individual brings to the Group. Salaries should be sufficient so that inappropriate risk-taking is not encouraged.

Annual incentives	To support a culture where employees recognise the importance of serving customers well and are rewarded for superior individual performance.
The annual incentive pool is based on a balanced scorecard of measures including customer, financial, risk and people measures. Allocation from the pool depends on divisional, functional and individual performance. Individual performance assessment is supported by a structured performance management framework.

Our policy is that awards are subject to individual performance. Guaranteed awards are only used in very limited circumstances in accordance with the FSA Remuneration Code. Immediate cash awards are limited to a maximum of £2,000.

Under the Group-wide deferral arrangements a significant proportion of annual incentive awards for our more senior employees are deferred over a three year period. Deferred awards are subject to clawback. For Code Staff, 50% of any annual incentive is delivered in the form of Group shares and subject to an additional six month retention period post vesting.

In certain circumstances, formulaic short-term incentive arrangements are used to align the objectives of employees with the strategy of the relevant division in which they work.

All incentive awards are subject to appropriate governance, including independent review by the risk management, finance and human resources functions, with oversight from the Group Performance and Reward Committee, which has delegated authority from the Committee over incentive schemes operating over a period of 12 months or less.

Long-term Incentive Plan (LTIP)	To encourage the creation of value over the long term and to align further the rewards of the participants with the returns to shareholders.
The Group provides certain employees in senior roles with long-term incentive awards.

Awards are structured as performance-vesting shares. Vesting after a three year period will be based partly on divisional or functional performance and partly on performance across the Group. All awards are subject to clawback.

Other share plans	To offer employees in certain jurisdictions the opportunity to acquire Group shares.	Employees in certain countries are eligible to contribute to share plans which are not subject to performance conditions.
Benefits (including pension)	To give employees an opportunity to provide for their retirement.	In most jurisdictions, employee benefits or a cash equivalent are provided from a flexible benefits account.

Note:
(1)	The following groups of employees have been identified as meeting the FSA’s criteria for Code Staff:
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

Summary of remuneration policy for executive directors for 2013
The remuneration policy for executive directors follows the Group-wide policy applicable to other employees but with greater emphasis on variable performance-related pay. This is to ensure that delivery of total remuneration to executive directors is more dependent on performance and can only be achieved if specific strategic targets and other measures are met. The structure of remuneration for executive directors involves greater delivery in shares in order to align further their reward with the long-term interests of shareholders. A summary is set out below:

Element of pay	Operation	Maximum potential	Performance metrics and period	Changes to policy since last approved
Base salary	Reviewed annually and considered against annual market data and in the context of wider Group increases.	Rate at 1 January 2013: Stephen Hester: £1,200,000 Bruce Van Saun: £750,000	N/A	A 2% increase to the salary of Bruce Van Saun to £765,000 with effect from 1 April 2013.
Annual incentive
Any annual incentive to be awarded entirely in shares.

Shares vest in two equal tranches on the first and second anniversary of the date of grant.

Provision for clawback prior to vesting.

Additional six month holding period post vesting.
Normal maximum: 200% of base salary Exceptional maximum: 250% of base salary
Balanced scorecard of KPIs measured over the financial year.
KPIs are:
•      Strategic progress;

•      Business delivery and financial performance;

•      Risk and control;

•      Stakeholder management; and

•      People management

See page 287 for further details
No change.
Long-term incentive
Awards granted over shares which vest at the end of a three year period subject to performance conditions being met.

Provision for clawback prior to vesting.

Additional six month holding period post vesting.

Maximum under plan rules is 400% of salary.

2013 LTIP awards will be granted subject to an overall cap of 300% of salary at grant.

Each of the four performance elements has the potential to deliver shares worth 100% of salary at grant.

However, there is an overall cap on vesting equivalent to 300% of salary at grant.

The notional value of these awards would be 45% of face value, which is 135% of salary.

Performance conditions measured over three financial years.

Performance measures and relative weightings are:
•      Core Bank Economic Profit - 25%

•      Total Shareholder Return (TSR) relative to comparator group of international banks - 25%

•      Balance sheet and risk - 25%

•      Strategic scorecard - 25%

•      Financial and risk performance underpin.

The LTIP measures have been selected in consultation with shareholders. The objective is to have a balanced range of measures that encourage the building of a safer, stronger and more sustainable business. See page 288 for further details on the measures.
No change.
Benefits (including pension)	Flexible benefits opportunity as for all employees. Pension allowance. Opportunity to sacrifice salary into defined contribution pension scheme.	Pension allowance of 35% of salary.	N/A	No change.

Directors’ remuneration report- Policy Report continued

Recruitment policy
The policy on the recruitment of new executive directors aims to structure pay broadly in line with the framework and quantum applicable to current executive directors, taking into account that some variation may be necessary to secure the preferred candidate and to reflect the skills and experience required. Any awards granted to replace awards forfeited on leaving a previous employer will be on a comparable basis taking account of anticipated performance outcomes and the proportion of time elapsed. Full details will be disclosed in the next remuneration report following recruitment.

The mix of executive directors’ remuneration
The charts below show the composition of remuneration opportunity for on-target annual performance, with the long-term incentive awards shown at median performance vesting. Annual incentive payments earned in relation to 2013 performance will be deferred and will vest, subject to satisfactory performance. The actual value of the long term incentive awards will depend on performance over the period 2013 to 2015 and the share price at the time the awards vest.

Group Chief Executive - Stephen Hester

Group Finance Director - Bruce Van Saun

2010-2012 average compensation outcome for Group Chief Executive
The preceding charts are based on target/expected values of total compensation. Press commentary tends to focus either on these values, or on maximum values assuming all performance conditions are met. However, in practice over the period 2010 to 2012, the value received will be significantly less than the maximum or even target value of incentives, in light of waivers, performance conditions and share price changes over the period. The chart below shows the likely average pay-out to the Group Chief Executive over the 2010-2012 period.

The data shows that Stephen Hester is likely to receive just 22% of the maximum value of his incentives awarded over the last three years, and around 38% of his maximum total compensation. This is despite strong progress against a range of financial and non-financial targets measured over the three year period since 2010.

Annual incentive awards - performance criteria for 2013
The executive directors’ annual performance objectives, as set out below, are approved by the Committee. The risk objectives are reviewed by the Board Risk Committee.

Core objectives	Stephen Hester	Bruce Van Saun
Strategic progress
Revise original Strategic Plan to respond to significant changes in the macro environment. Deliver execution of revised strategy including focus on brand values and fair outcomes for customers. Develop strategy for implementation of ring-fencing. Progress plans towards Government exit.

Monitor and improve the Group and divisional strategic plans. Drive effective design and implementation of revised plan.
Business delivery and financial performance	Lead delivery of overall performance, including measures relating to ROE, cost management, Core Tier 1 capital ratio, funding and risk profile, lending, and EU mandated disposals.
Ensure statutory, regulatory and management reporting is compliant with all external and internal standards. Continue to improve ‘best in class’ external reporting. Provide strong Group Finance Director role to the business through strategic planning, budgeting, forecasting and reporting. Monitor and control Group budget. Ensure a robust capital and funding planning framework. Drive efficiency. Successful further Direct Line Insurance Group plc ‘selldown’ and re-plan of EU mandated branch disposals.

Risk and control
Delivery of measures relating to wholesale funding reliance, liquidity reserves and leverage ratio. Further progress on risk appetite, risk frameworks and conduct risk, in support of the continued culture change across the Group.

Progress on key risk requirements. Implementation of effective regulatory changes impacting capital, funding, and liquidity. Improve quality of risk and financial data. Continue development of Group Internal Audit function.

Stakeholder management	Achievement of customer performance measures. Build/maintain strong and effective relationships with external stakeholders, including senior leaders in the new UK regulatory framework.	Continue to develop effective external relationships, including investors, rating agencies and regulators.
People management
Ensure each division/function has a people plan. Embed the Group’s purpose, vision and values through high quality leadership teams. Build talent management and performance management. Maintain leadership and employee engagement as measured by the employee survey.

Lead upgraded team and build positive culture and sense of purpose. Contribute to overall Group management. Partner colleagues in leading the Group’s purpose, vision and values to support culture change.

The Committee will determine the actual value of any award by reference to the extent to which executive directors have met the performance targets. Awards will be paid entirely in shares and will vest in two equal tranches on the first and second anniversaries of the date of grant. Clawback provisions will apply prior to the vesting of the shares. An additional six month holding period will apply post vesting.

Directors’ remuneration report- Policy Report continued

LTIP awards - performance criteria for awards to be granted in 2013 and due to vest in 2016
Awards that will be granted to executive directors in 2013 will be subject to four performance categories, each with equal weighting. These are set out below.

Core bank economic profit (25%)
The Economic Profit measure is focused on the Core bank to ensure that performance reflects enduring earnings for the bank. Economic Profit, being a risk-adjusted financial measure, is consistent with the FSA Code and also provides a balance between measuring growth and the cost of capital employed in delivering that growth. Core bank Economic Profit is defined as Core bank Operating Profit after Tax less attributed equity multiplied by the cost of equity, where:

Core bank Operating Profit after Tax is Core Operating Profit taxed at a standard tax rate.

Attributed Equity is defined as equity allocated to the Core businesses, calculated as a function of the Core businesses risk-weighted asset base.

Current Cost of Equity is 11.5%, which is subject to review at least annually.

Details of the actual targets, and performance against these, will be disclosed retrospectively once the awards vest.

Relative Total Shareholder Return (25%)
The relative TSR measure provides a direct connection between executive directors’ awards and relative performance delivered to shareholders. The measure compares the Group's performance against a group of comparator banks from the UK and overseas, weighted towards those companies most similar to the Group. Performance is measured over a three year performance period.

Relative TSR Comparator Group
		Weighting
1	Barclays	200%
2	Lloyds Banking Group
3	HSBC	150%
4	Standard Chartered
5 to 20	Bank of America, BBVA, BNP Paribas, Citigroup, Credit Agricole, Credit Suisse Group, Deutsche Bank, JP Morgan Chase, National Australia Bank Limited, Royal Bank of Canada, Santander, Societe Generale, The Toronto-Dominion Bank Group, UBS, Unicredito, Wells Fargo & Company	50%

•	20% of the award will vest if the Group’s TSR is at the median of the companies in the comparator group.

•	100% of the award will vest if the Group’s TSR is at the upper quartile of the companies in the comparator group.

Balance Sheet & Risk (25%)
The Balance Sheet & Risk measures have a particular focus on risk reduction, the resolution of the Non-Core business and the building of a sustainable and responsible franchise for the Group.

Strategic Scorecard (25%)
The balanced Strategic Scorecard rewards management for delivering a robust basis for future growth in terms of the strength of our franchise, efficiency, reputation, and the engagement of employees.

Performance measures
Balance Sheet and Risk measures and targets	Non-Core Run-Down
Core Tier 1 capital ratio
Wholesale funding
Liquidity reserves
Leverage ratio
Loan:deposit ratio
Earnings volatility
Strategic Scorecard measures and targets	Customer franchise
Cost:income ratio in Core bank
Lending targets
Sustainability performance
Progress in people issues

Both quantitative and qualitative strategic measures are used, including measures relating to reputation, customer excellence, organisational capability and sustainability, given that these will support the long-term goals of the business. Targets for each measure are set at the start of the performance period and, where applicable, are aligned with the Group’s Strategic Plan targets. Commentary will be provided on an annual basis in relation to progress against the targets, where these are not commercially sensitive.

Vesting point		Indicative performance
Does not meet	0%	Over half of objectives not met
Partially meets	25%	Half of objectives met
Significantly meets	62.5%	Two-thirds of objectives met
Fully meets	100%	Objectives met or exceeded in all material respects
Qualified by Group Performance and Remuneration Committee discretion taking into account changes in circumstances over the performance period, the relative importance of the measures, the margin by which individual targets have been missed or exceeded, and any other relevant factors.

Risk underpin and clawback
The Committee will also review financial and operational performance against the Strategic Plan and risk performance prior to agreeing vesting of awards. In assessing this, the Committee will be advised independently by the Board Risk Committee. If the Committee considers that the vesting outcome calibrated in line with the performance conditions outlined above does not reflect the Group's underlying financial results or if the Committee considers that the financial results have been achieved with excessive risk, then the terms of the awards allow for an underpin to be used to reduce vesting of an award, or to allow the award to lapse in its entirety. All awards are subject to clawback.

Shareholders views and their impact on remuneration policy
In late 2012 and early 2013, an extensive consultation was undertaken with institutional shareholders and other stakeholders on the Group’s remuneration approach.

The consultation process involved one-to-one meetings, a roundtable session hosted by the Association of British Insurers and National Association of Pension Funds and a number of follow-up letters and meetings. Meetings have taken place involving around 20 institutional shareholders and shareholder bodies representing a substantial proportion of the non-UKFI shareholding. Topics discussed included financial progress and building a sustainable business, our remuneration strategy to date and the future shape of pay. UKFI were also consulted and as with other shareholders, the Committee received their input.

Investors recognised the challenge faced by the Committee in balancing the need to pay competitively to support business goals but at the same time being mindful of the wider economic environment and the need to show restraint. Shareholders were supportive of the work being undertaken by the Committee and the Board, and recognised the progress the Group is making towards recovery.

There was widespread support for the Group Chief Executive and the efforts being made by the Committee to seek to reward him fairly for performance. There was discussion of the accountability review process and in particular the impact of major events such as LIBOR, together with questions around culture, turnover and the extent of people risk as a result of the Group’s pay positioning. The possible use of alternative plan structures was raised by certain shareholders supporting a requirement to hold shares until retirement, although there was not widespread support for this approach. The importance of value sharing between investors and employees remains a key concern for shareholders.

The Committee and the Board have considered carefully their responsibilities and have applied judgement to achieve a balance whereby our remuneration policy supports business goals without causing unacceptably high people risks.

The support received from shareholders during the consultation period has been greatly encouraging. Shareholders have played a key role in developing remuneration practices that support the long-term goals of the business. Our remuneration approach of delivering a significant proportion of variable pay for senior executives in shares with deferral periods and clawback provisions provides strong alignment with the interests of shareholders.

Service contracts and exit payment policy
The company's policy in relation to the duration of contracts with directors is that executive directors' contracts generally continue until termination by either party, subject to the required notice, or until retirement. The notice period under the service contracts of executive directors will not normally exceed twelve months.

In relation to newly recruited executive directors, subject to the prior approval of the Committee, the notice period may be extended beyond twelve months if there is a clear case for this. Where a longer period of notice is initially approved on appointment, it will normally be structured such that it will automatically reduce to twelve months in due course. All new service contracts for executive directors are subject to approval by the Committee.

Those contracts normally include standard clauses covering remuneration arrangements and discretionary incentive schemes, the performance review process, the company's normal disciplinary procedure, and terms for dismissal in the event of failure to perform or in situations involving actions in breach of the Group's policies and standards.

Any compensation payment made in connection with the departure of an executive director will be subject to approval by the Committee, having regard to the terms of the service contract and the reasons for termination.

Information regarding the executive directors' service contracts is shown below:

	Date of current contract	Notice period - from the company	Notice period - from executive
Stephen Hester	4 November 2008	12 months	12 months
Bruce Van Saun	8 September 2009	12 months	12 months

Except as noted below, in the event of severance where any contractual notice period is not worked, the employing company may pay a sum to the executive in lieu of the notice period. In the event of situations involving breach of the employing company's policies resulting in dismissal, reduced or no payments may be made to the executive. Depending on the circumstances of the termination of employment, the executive may be entitled, or the Committee may allow, outstanding awards under long-term incentive arrangements to vest, subject to the rules of the relevant plan.

Directors’ remuneration report- Policy Report continued

Stephen Hester
In the event of his personal underperformance, the company is entitled, after giving reasonable opportunity to remedy any failure, to terminate Stephen Hester’s contract by giving written notice with immediate effect and without making any payment in lieu of notice and Stephen Hester will forfeit any unvested stock awards. In the event that Stephen Hester's employment is terminated by the company (other than by reason of his personal underperformance or in circumstances where the company is entitled to dismiss without notice), or if he resigns in response to a fundamental breach of contract by the company, he will be entitled to receive a payment in lieu of notice to the value of base salary, annual incentive and benefits (including pension contributions). If he resigns voluntarily and the company does not require him to work out his notice period, Stephen Hester may receive a payment in lieu of notice based on salary only (i.e. no annual incentive or benefits). In both cases the treatment of any other unvested stock awards will be determined by the Committee and the Board, having due regard to the circumstances of the departure.

Bruce Van Saun
In the event of his personal underperformance, the company is entitled, after giving reasonable opportunity to remedy any failure, to terminate Bruce Van Saun’s contract by giving written notice with immediate effect and without making any payment in lieu of notice and Bruce Van Saun will forfeit any unvested stock awards. Any payment in lieu of notice that may be made to Bruce Van Saun would be based on salary only (i.e. no annual incentive or benefits). The company has agreed that, provided certain conditions are met, on leaving employment, Bruce Van Saun will not forfeit awards under the rules of the Group’s share plans.

Chairman and non-executive directors
Information regarding the terms of appointment for the Chairman and non-executive directors is shown below.

Re-election
Under the Articles of Association of the company, directors must stand for re-election by shareholders at least once every three years. However, in accordance with the provisions of the Code, all directors of the company stand for annual re-election by shareholders at the company’s Annual General Meetings.

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

Fees for non-executive directors
The table below sets out the remuneration structure for non-executive directors for the year ended 31 December 2012. The Senior Independent Director and Chairs of the Board committees receive a composite fee and therefore do not receive additional fees for membership of any other committees or the Board.

The level of remuneration for non-executive directors reflects their responsibility and time commitment and the level of fees paid to non-executive directors of comparable major UK companies. Non-executive directors do not participate in any incentive or performance plan. Non-executive directors’ fees are reviewed regularly.

Chairman’s fee	£750,000
Senior Independent Director (composite fee)	£150,000
Chairman of Group Audit Committee, Board Risk Committee or Group Performance and Remuneration Committee (composite fee)	£150,000
Non-executive Director Group Board fee	£72,500
Membership of Group Audit Committee, Board Risk Committee or Group Performance and Remuneration Committee fee	£25,000
Membership of Group Sustainability Committee fee	£12,500
Membership of Group Nominations Committee fee	£5,500

No director received any expense allowances chargeable to UK income tax or compensation for loss of office/termination payment. The non-executive directors did not receive any annual incentive payments or benefits.

Directors’ remuneration report- Implementation Report

Implementation Report for 2012
The table below has been prepared in line with the anticipated reporting requirements proposed by the Department for Business, Innovation and Skills. The purpose is to reflect the fixed elements of pay that have been earned during the year and, as far as is possible, to value performance related pay where performance has been assessed.

The following tables and explanatory notes on this page detail the remuneration of each director for the year ended 31 December 2012 and have been audited.

Total remuneration for executive directors

					Performance related pay			Total remuneration
	Salary £000	Benefits £000	Pension £000	Subtotal £000	Annual incentive (1) £000	LTIP (2) £000	Subtotal £000	2012 £000	2011 £000
Stephen Hester	1,200	26	420	1,646	—	—	—	1,646	1,646
Bruce Van Saun (3)	750	134	408	1,292	980	—	980	2,272	2,119

Notes
(1)
Stephen Hester waived any annual incentive entitlement for the 2012 performance year. Bruce Van Saun has been awarded an annual incentive of £980,000 which will be granted as an award entirely in shares in March 2013 and will vest in March 2014 and 2015. For subsequent reporting years, the shares awarded to Bruce Van Saun will be detailed in the Deferred Awards table (see page 299). Further details of the performance assessment of the executive directors in 2012 is outlined on pages 242 and 243.

(2)
The nil value under the LTIP column reflects awards granted under the Medium-term Performance Plan and Executive Share Option Plan in 2009. The awards did not vest in 2012 as a result of the performance conditions not being met.

(3)
Bruce Van Saun resigned as a non-executive director of ConvergEx Holdings LLC during 2012 and received a pro rated fee of US$62,500 for 2012. Mr Van Saun was appointed as a non-executive director of Lloyd’s of London Franchise Board during 2012 for which he received a pro rated fee of £19,450. He is also a non-executive director of Direct Line Insurance Group plc , the fees for which are paid direct to the Group and is a non-executive director of Worldpay (Ship Midco Limited) for which no fees are payable. Mr Van Saun makes contributions towards his pension through a salary sacrifice arrangement to an Unfunded Unapproved Retirement Benefit Scheme, which operates on a defined contribution basis. The total contribution to the defined contribution arrangements amounted to £408,000 in 2012 (£403,000 in 2011). The rate of return on his accrued contributions is determined annually by the Committee to reflect a long-term low risk investment return on an unsecured basis. For 2012 this rate was 6.2% reflecting December 2011 CPI plus 2%.

Other directors' remuneration
	Salary/ fees £000	Benefits £000	2012 Total £000	2011 Total £000
Chairman
Philip Hampton	750	—	750	750
	Board fees	Board Committee fees	2012 Total	2011 Total
	£000	£000	£000	£000
Non-executive directors
Sandy Crombie	150	—	150	150
Alison Davis	73	41	114	43
Tony Di Iorio	73	55	128	43
Penny Hughes	150	—	150	150
Joe MacHale (1)	73	60	133	133
Brendan Nelson	150	—	150	150
Baroness Noakes	73	51	124	43
Art Ryan (2)	73	20	93	95
Philip Scott	150	—	150	150

Former non-executive director
John McFarlane (3)	18	8	26	103

Notes:
(1)	Board Committee fee includes membership of the Asset Protection Scheme Senior Oversight Committee.
(2)	Art Ryan is a non-executive director of RBS Citizens Financial Group, Inc. for which he received fees of US$131,000 during 2012.
(3)	Retired from the Board with effect from 31 March 2012.

There have been no payments made for loss of office.

Directors’ remuneration report- Implementation Report continued

Executive directors’ annual incentive 2012 - assessment of performance outcome

Stephen Hester
Stephen Hester’s performance is measured against a number of strategic and business objectives. In the course of 2012, the Group’s priority has been to deliver a revised Strategic Plan, given the continued challenges in the external environment. Re-balancing the Group towards the retail and commercial business, whilst continuing to strengthen the balance sheet and reduce risks remained key. Targets for capital, short-term wholesale funding, liquidity reserves, leverage and loan:deposit ratio were all met ahead of schedule. Stephen Hester gave strong leadership to the Group’s focus on customers following a technology incident and to ongoing cultural change. Stephen Hester has waived any annual incentive entitlement for the 2012 performance year.

Core objectives	Targets for 2012	Progress in 2012
Strategic progress	Revise original Strategic Plan to respond to significant changes in the macro environment and outlook for wholesale banking. Deliver execution of revised strategy.
The continued challenges in the economic and regulatory environment prompted revision of the Group’s strategy, including a restructured wholesale business. The revised strategy continues to deliver on safety and soundness, whilst rebalancing the Group towards retail and commercial business and delivering economic returns for the Core Bank by the end of plan period. The revised strategy for the investment banking business was implemented successfully, with restructuring targets for 2012 broadly met. The Asset Protection Scheme was successfully exited in October; this was at the earliest opportunity post payment of the minimum fee.

Business delivery and financial performance
Lead delivery of overall performance, including measures relating to ROE, cost management, Core Tier 1 capital ratio, funding and risk profile, lending, EU mandated disposals and restructuring of the wholesale business.

Core ROE was stable at 10%, Retail and Commercial (ex Ulster) remained strong at 14%, and Markets improved to 10%. Operating profit for Core (£6.3 billion) and Group (£3.5 billion) were both ahead of budget. Core cost:income ratio was 59%, with Core Tier 1 ratio at 10.3%. Core bank business lending and home loans increased by £3 billion despite weak customer confidence. More than £58 billion loans and facilities were offered to UK businesses, of which over £30 billion was to SMEs; £16 billion of UK home loans were advanced, including £3 billion to first time buyers. The new Funding for Lending Scheme allowed RBS to cut interest rates on loans to small businesses and the cost of borrowing for first time homebuyers. Branch disposal did not proceed due to unexpected withdrawal of Santander; in contrast, Direct Line Insurance Group plc divestment successfully executed on time and with positive market reception.

Risk and control	Continue culture change across the Group including delivery of measures relating to wholesale funding reliance and liquidity reserves and leverage ratio. Deliver against agreed APS objectives.
All risk reduction quantitative measures were met or exceeded. The liquidity portfolio is ahead of target at £147 billion, while short-term wholesale funding was cut to £42 billion. The Group loan:deposit ratio improved to 100%, with Core loan:deposit ratio ahead of target at 90%. Leverage was on target at 15x. The new conduct risk framework was launched. As part of the response to the LIBOR findings and industry-wide challenges on behaviour and ethics, led the development of the Group’s purpose, vision and values to support cultural and behavioural change. Performance against agreed APS objectives secured exit from the Scheme.

Stakeholder management	Achievement of customer franchise measures, maintain strong and effective relationships with external stakeholders and continue progress on Treating Customers Fairly (TCF) actions.
Customer metrics were impacted by the technology incident in the second half of 2012 - although strong leadership and successful delivery of ‘no customer out of pocket’. Constructive engagement with regulators overall and specifically on LIBOR, conduct risk/cultural change, and the technology incident. Early engagement with the new Financial Conduct Authority. Continued positive feedback from key shareholders. Increased engagement with external stakeholders on how banks should behave in society and cultural change. Continued good progress to address risks identified by UK/US regulators relating to TCF.

People management	Ensure each division/function has high quality leadership teams, build out performance management, talent management and succession planning across the Group. Maintain effective employee engagement.
The Group Chief Executive continues to be widely acknowledged internally and externally as having provided strong leadership to the Group in extraordinary circumstances. People Plans in place with continual improvement on talent bench strength. Key replacement appointments made to Management Committee. Female executive representation increased to 19%. The Group’s ‘Your Feedback 2012’ survey results were stable on leadership and employee engagement in a challenging context. The Group’s purpose, vision and values will support improvements in employee engagement.

Bruce Van Saun
Bruce Van Saun’s performance is also measured against a number of strategic and business objectives. He continues to perform as a world class Group Finance Director, providing both a strong strategic contribution for the Group together with the broader finance contribution to the Group’s priority to strengthen the balance sheet and reduce risk. Group Treasury has facilitated a significant reduction in the Group’s reliance on short-term funding. Bruce Van Saun has displayed strong leadership on a number of key strategic projects, notably the Group’s successful divestment of Direct Line Group and exit from the Asset Protection Scheme at the earliest opportunity. He showed early commitment to taking forward the Group’s cultural change within Finance. The Committee recommended, and the Board (excluding executive directors) approved, that the Group Finance Director receive an award of 65% of the maximum allocation for the 2012 performance year, which equates to £980,000. The award will be made entirely in shares, vesting in two equal tranches on the first and second anniversary of the date of grant and subject to clawback provisions prior to vesting.

Core objectives	Targets for 2012	Progress in 2012
Strategic progress	Monitor and improve the Group and divisional strategic plans. Drive effective design and implementation of revised plan. Work with CEO on Group Strategy/M&A/APS.
Revised strategy agreed by the Board, with rigour of process acknowledged by Board and regulators. Continued challenge and good progress made on 2012 costs, capital resource usage, and targets for 2013 budgets. Strong leadership displayed on key strategic projects; APS exit at the earliest opportunity and with minimum fee payment.

Business delivery and financial performance
Ensure statutory, regulatory and management reporting is compliant with all external and internal standards. Continue to improve ‘best in class’ external reporting. Provide strong Group Finance Director role to the business through strategic planning, budgeting, forecasting and reporting. Ensure a robust capital and funding planning framework. Drive efficiency. Successful completion of EU mandated disposals.

Continued achievement of ‘best in class’ for external reporting within the UK market, with risk disclosures seen as setting the standard; significant improvements with internal reporting processes. Led the ‘safety and soundness’ agenda across the Group, beating targets. Continued strong contribution to de-risking strategy with significant reduction in short term funding reliance; all liquidity requirements met, in compliance with FSA requirements. Actively driving out costs through the creation and embedding of a sizeable cost management programme, as well as making significant progress in the transformation of the Finance function through changes to operating model, ways of working and systems solutions.

Direct Line Insurance Group plc divestment well received by investors and the market, and is widely viewed as a “textbook” execution due to the uptake and price behaviour; branch disposal did not proceed due to unexpected withdrawal of Santander. The DLG IPO is a particular credit to the Group Finance Director’s exceptional abilities and leadership.

Risk and control
Implementation of effective regulatory changes impacting capital, funding, liquidity. Improve quality of risk and financial data. Continue development of Internal Audit function. Deliver against agreed APS objectives.

More robust capital planning, recognising regulatory changes. Strong stewardship over the financial risk and control environment and good partnership working with risk function. Significant improvements in risk-weighted assets reporting and control, and in data quality through leadership of a number of key initiatives across the group. Effective response to the technology incident, giving strong leadership to the function. Internal Audit strategy and plan well received by Group Audit Committee. All APS objectives met.

Stakeholder management	Continue to develop effective external relationships, including investors, rating agencies and regulators.
Excellent contribution to external relations, articulating results with clarity and credibility. Successful engagement with equity and debt investors; good engagement with the new UK regulators, US regulators and ratings agencies. Significant success in achieving narrower funding and certificates of deposits spreads, and diversification of the debt investor base. Under the Group Finance Director’s leadership, RBS has effectively withstood a ratings downgrade of ‘one notch’, whilst other peers were downgraded by ‘two notches’. Effective working with the Group Audit Committee.

People management	Lead upgraded team and build positive culture. Contribute to overall Group management.
Key strategic hires for Group Internal Audit and Group Strategy positions working well; upgrades to their teams underway. Following LIBOR and other industry-wide challenges on ethical conduct behaviours, the Group’s purpose, vision and values were given early consideration by the Finance function to bring to life. Improved engagement within the Finance function as measured through the ‘Your Feedback 2012’ survey. Robust programmes for internal talent in place across all levels, as well as strong focus on initiatives in recognition, diversity and training & development.

Directors’ remuneration report- Implementation Report continued

Executive directors long-term incentive plan (LTIP) awards granted in 2009 and 2010 - assessment of performance outcome
Awards to executive directors under the Executive Share Option Plan and Medium-term Performance Plan in 2009 did not vest in 2012 as a result of the relative and absolute TSR measures not being met.
Awards to executive directors under the LTIP granted in 2010 are subject to improvements in economic profit, relative TSR and absolute TSR. These awards are due to be formally assessed by the Committee in May 2013 to determine the final level of vesting.

2010 LTIP

Performance measure	Weighting	Rationale	Vesting	Current assessment of performance
Economic profit	50%	Ensures that performance reflects enduring earnings for the Bank.
Maximum vesting of the economic profit measure will be triggered by early delivery of Core business profitability, well ahead of the range implied by the published Strategic Plan targets and also in excess of the cost of capital.
				Analysis of economic profit outcome is currently under review and decision on vesting level will be taken before the awards vest in May 2013.
Relative TSR	25%	Ensure alignment with shareholders.
Threshold: 20% vesting if the Group’s TSR is at the median of the companies in the comparator group.

Maximum: 100% vesting if the Group’s TSR is at the upper quartile of the companies in the comparator group.
Pro-rata vesting in between these points.

				Based on share price performance over the measurement period ending 31 December 2012, this element of the award will not vest.
Absolute TSR	25%	Ensure alignment with shareholders.	Threshold: 20% vesting if the Group’s share price reaches £5.75. Maximum: 100% vesting if the Group’s share price reaches £7.75. Pro-rata vesting in between these points.	Based on share price performance to date, the threshold targets have not yet been met.

Performance conditions for outstanding LTIP share awards granted in 2011 and 2012
The table below summarises the assessment of performance to date against the three year performance period. Each measure has the ability to deliver a number of shares worth up to 100% of salary. However, the number of shares that vest will be subject to an overall cap in value of 375% of salary for the 2011 awards and 300% of salary for the 2012 awards. Awards are due to vest in 2014 and 2015 respectively. An assessment of performance of each relevant element is provided by the control functions and an external firm assesses relative TSR performance. The Committee determines overall vesting based on these assessments including consideration of the drivers of performance and the context against which it was delivered. The assessment is analytical and if any discretion is used in the final assessment, it will be explained. The table below represents an early indication of potential vesting outcomes only.

Performance measure	Weighting	Rationale	Vesting	2011 LTIP Current assessment of performance	2012 LTIP Current assessment of performance
Core Bank economic profit	25%	Ensures that performance reflects risk adjusted enduring earnings for the Bank.	Threshold: 25% vesting for meeting minimum economic profit targets. Maximum: 100% vesting for performance ahead of the Group’s Strategic Plan.	Continued difficult economic conditions have been experienced in a number of our key markets, however threshold targets could be met.	Performance broadly in line with expectations.
Relative TSR	25%	Ensure alignment with shareholders.
Threshold: 20% vesting if the Group’s TSR is at the median of the companies in the comparator group.

Maximum: 100% vesting if the Group’s TSR is at the upper quartile of the companies in the comparator group.

Pro-rata vesting in between these points.
				Based on share price performance up to 31 December 2012, the threshold targets have not yet been met.	Based on share price performance up to 31 December 2012, the threshold targets have not yet been met.
Balance sheet & risk	25%	Ensure alignment with the advancement of the strategic position and capability of the organisation and the building of a sustainable business.
Vesting will be qualified by Group Performance and Remuneration Committee discretion. Indicative vesting levels are:

•      Over half of objectives not met: 0%;

•      Half of objectives met:
      25%;

•      Two-thirds of objectives met: 62.5%; and

•      Objectives met or exceeded in all material respects:
      100%.

Most targets have been met or exceeded. Strong performance on capital, leverage and funding measures, risk appetite embedded.

Good progress on brand franchises (e.g. ‘Helpful Banking’ in UK), sustainability and employee engagement measures. Further work needed on cost:income ratio.

Majority of performance targets hit, particularly those around securing confidence in safety and soundness and being within risk appetite. On track to achieve other objectives by end of 2014.

Despite some difficult reputational issues, progress being made against most customer, community and employee metrics. Core cost: income ratio remains challenging to achieve due to market-driven income pressures.

Strategic scorecard	25%

Directors’ remuneration report- Implementation Report continued

Total Shareholder Return performance
The graph below shows the performance of the company over the past five years in terms of TSR compared with that of the companies comprising the FTSE 100 Index. This index has been selected because it represents a cross-section of leading UK companies. The TSR for FTSE banks for the same period has been added for comparison. The TSR for the company and the indices have been rebased to 100 for 1 January 2008. The second graph shows the same performance of the company during 2012.

Implementation of the Group’s recovery plan started in January 2009 with the publication of the preliminary 2008 losses. The share price reached a closing low point of 10.3p per share (103p per share on a post share consolidation basis) on the news.

From January 2009 to 27 February 2013, the day the Group’s 2012 results announcement was approved, the Group’s share price has risen 237% which compares to 104% and 55% respectively for the FTSE banks index and the FTSE 100 index as a whole.

Total Shareholder Return – one year
RBS shares had a strong start and outperformed the market for the majority of the first half of the year partly due to a continuing reduction in size and de-risking of non-core helping to re-balance the balance sheet and the announced re-structuring of our investment bank. The Eurozone economies were in focus throughout the year in terms of concerns over their financial health and stability. Fiscal instability within peripheral Eurozone countries, particularly Spain and Greece, increased investor concerns on UK and European banks and their exposure to these countries. This impacted the RBS share price in line with other UK and European peers. Towards the end of the year sentiment on the Eurozone improved, with RBS shares outperforming the market.

Membership of the Group Performance and Remuneration Committee
All members of the Committee are independent non-executive directors. The Committee held nine meetings in 2012. The Chair and members of the Committee, together with their attendance at meetings, are shown below:
Attended / Scheduled
Penny Hughes (Chair)	9/9
Sandy Crombie	9/9
Alison Davis	9/9
John McFarlane (1)	2/2
Art Ryan (2)	4/5

Notes:
(1)	Stepped down as a member of the Committee on 31 March 2012.
(2)	Became a member of the Committee on 30 May 2012.

Advisers to the Group Performance and Remuneration Committee
The advisers are appointed independently by the Committee, which reviews its selection of advisers annually. The advisers are instructed by and report directly to the Committee. The Committee Chair oversees the fees for the advisers.

PricewaterhouseCoopers LLP (PwC) were appointed as the Committee’s remuneration advisers on 14 September 2010, and their appointment was reconfirmed by the Committee in June 2012 after an annual review of the quality of the advice received and fees charged. PwC are signatories to the voluntary code of conduct in relation to remuneration consulting in the UK.

PwC also provide professional services in the ordinary course of business including assurance, advisory, tax and legal advice to subsidiaries of the Group. The Committee Chair is notified of other work that is being undertaken by PwC and is satisfied that there are processes in place to ensure that the advice the Committee receives is independent.

As well as receiving advice from PwC during 2012, the Committee took account at meetings of the views of the Group Chairman, Group Chief Executive, Group Finance Director, Group Human Resources Director, Group Head of Reward, Group Secretary and the Group Chief Risk Officer.

Statement of Shareholding Voting
The table below sets out the voting by the Group’s shareholders on the resolutions to approve the report and accounts and remuneration policy at the AGM held in May 2012, including votes for / against / withheld.

Resolution 1
To approve the Report and Accounts for the year ended 31 December 2011.

For	Against	Withheld *
48,023,557,759 (99.68% of votes cast)	152,277,626 (0.32% of votes cast)	42,971,201

Resolution 2
To approve the Remuneration Report for the year ended 31 December 2011.

For	Against	Withheld *
47,690,076,126 (99.31% of votes cast)	332,996,089 (0.69% of votes cast)	195,464,478

* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes “For” and “Against” a resolution.

FSA Remuneration Code compliance
The Group has been fully compliant throughout 2012 with all aspects of the FSA Remuneration Code.

Shareholder dilution
During the ten year period to 31 December 2012, awards made that could require new issue shares under the company's share plans represented 3.9% of the company's issued ordinary share capital (including the B share capital), leaving an available dilution headroom of 6.1%. The company meets its employee share plan obligations through a combination of new issue shares and market purchase shares.

Directors’ shareholding requirements
During 2012, the Committee agreed that it would be appropriate to strengthen the shareholding requirements for executive directors and to introduce new shareholding requirements for members of the Group’s Executive Committee. The target shareholding level for the Group Chief Executive is 250% of salary and 125% of salary for other executive directors and members of the Group Executive Committee, in each case excluding any unvested share awards in the calculation. A period of five years is allowed in which to build up shareholdings to meet the required levels. To date, the executive directors have not sold any shares that they have received under the Group’s share plans, other than to meet tax liabilities on vesting.

Directors’ remuneration report- Implementation Report continued

Directors’ shareholdings
Directors’ interests in shares
		31 December 2012
	1 January 2012 Shares beneficially owned or at date of appointment, if later (1)	Shares beneficially owned	% of issued share capital	Value (2) £
Chairman
Philip Hampton	27,630	27,630	0.0046	89,659

Executive director
Stephen Hester	541,135	651,177	0.1073	2,113,069
Bruce Van Saun	—	118,680	0.0195	385,117

Non-executive directors
Sandy Crombie	20,000	20,000	0.0033	64,900
Alison Davis	20,000	20,000	0.0033	64,900
Tony Di lorio (3)	30,000	30,000	0.0049	97,350
Penny Hughes (1)	562	562	0.0001	1,824
Joe MacHale	28,431	28,431	0.0047	92,259
Brendan Nelson	12,001	12,001	0.0020	38,943
Baroness Noakes	21,000	21,000	0.0035	68,145
Art Ryan	5,000	5,000	0.0008	16,225
Philip Scott	50,000	50,000	0.0082	162,250

Notes:
(1)
Share interests held at 1 January 2012 in the table above have been restated to reflect the sub-division and consolidation of ordinary shares which took effect in June 2012. The share interests of Penny Hughes have also been restated to reflect the notification to the company on 16 January 2013 of a transaction by a connected person which took place in March 2011.

(2)	Value is based on the share price at 31 December 2012, which was 324.5p. During the year ended 31 December 2012, the share price ranged from 196.6p to 325.0p.
(3)
Tony Di Iorio’s interests in the company’s shares are held in the form of American Depository Receipts (ADRs). Each ADR represents 2 ordinary shares of £1.00 each in the company. Tony Di Iorio has interests in 15,000 ADRs representing 30,000 ordinary shares.

No other current director had an interest in the company's ordinary shares during the year or held a non-beneficial interest in the shares of the company at 31 December 2012, at 1 January 2012 or date of appointment if later. The interests shown above include connected persons of the directors. As at 27 February 2013, there were no changes to the directors' interests in shares shown in the table above.

Directors’ interests under the Group’s share plans
The tables and explanatory notes below and on page 299 have been audited.

Long-Term Incentive Plan (LTIP)
No variation was made to any of the terms of the plan during the year. Awards to executive directors under the LTIP are subject to performance conditions and clawback provisions. The figures shown below have been adjusted to reflect the share sub-division and consolidation, which took effect in June 2012.

	Awards held at 1 January 2012		Awards granted in 2012	Market price on award £	Awards vested in 2012	Market price on vesting £	Awards held at 31 December 2012	End of period for qualifying conditions to be fulfilled
Stephen Hester	857,843	(1)		4.90			857,843	14.05.13
	1,011,417			4.45			1,011,417	07.03.14
			1,286,174	2.80			1,286,174	09.03.15
	1,869,260		1,286,174				3,155,434

Bruce Van Saun	518,280	(2)		4.90			518,280	14.05.13
	632,136			4.45			632,136	07.03.14
			803,859	2.80			803,859	09.03.15
	1,150,416		803,859				1,954,275

Notes:
(1)	Stephen Hester has agreed to a voluntary holding period of two further years beyond the vesting date for the net post-tax number of vested shares in respect of at least one third of the award.
(2)	Bruce Van Saun has agreed to a voluntary holding period of two further years beyond the vesting date for the net post-tax number of vested shares for the amount over 300% of his salary.

Performance conditions for LTIP awards made in prior years
Summaries of the performance targets for each year and current assessment of performance can be found on pages 292 and 293. Full details of the performance conditions can also be found in the Report and Accounts for each year on www.rbs.com/annualreport.

Deferred awards
Awards are structured as conditional rights to receive shares under the RBS 2010 Deferral Plan and are subject to clawback. No variation has been made to any of the terms of the plan during the year. The figures shown below have been adjusted to reflect the share sub-division and consolidation, which took effect in June 2012.

	Awards held at 1 January 2012		Awards granted in 2012		Market price on award £	Awards vested in 2012	Market price on vesting £	Value on vesting £	Awards held at 31 December 2012	End of period for qualifying conditions to be fulfilled
Stephen Hester (1)	458,509	(2)			4.45	229,255	2.62	600,648	229,254	07.03.12 - 07.03.13

Bruce Van Saun	95,707	(3)			3.79	95,707	2.35	224,911	—	—
	303,088	(2)			4.45	151,544	2.62	397,045	151,544	07.03.12 - 07.03.13
			300,000	(4)	2.80				300,000	09.03.13 - 09.03.14
	398,795		300,000			247,251		621,956	451,544

Notes:
(1)
Stephen Hester previously waived his deferred award entitlement in respect of the 2009 and 2011 performance years and during 2012 he also waived any entitlement that might have been awarded for the 2012 performance year.

(2)
The awards granted on 7 March 2011 relate to an allocation of shares under the Share Bank arrangements for annual incentives in respect of the 2010 performance year. The awards will vest in two tranches with the final tranche due to vest on 7 March 2013 and any vested shares are subject to a further six month retention post-vesting. Mr Hester has voluntarily agreed to a total retention period of 12 months post-vesting.

(3)	The award was granted in March 2010 and relates to an allocation of shares in respect of annual incentives for the 2009 performance year.
(4)
The award granted on 9 March 2012 relates to an allocation of shares under the Share Bank arrangements for annual incentives in respect of the 2011 performance year. The award is due to vest in two equal tranches in March 2013 and March 2014 and any vested shares are subject to a further six month retention post-vesting.

Share options
The Executive Share Option Plan (ESOP) was approved by shareholders in April 2007. No further awards will be made under the ESOP as it has been replaced by the LTIP. The options below lapsed in 2012 as the performance conditions, based on a combination of relative and absolute TSR measures, were not met. The figures shown below have been adjusted to reflect the share sub-division and consolidation, which took effect in June 2012.

	Options held at 1 January 2012	Number of options lapsed in 2012	Option price £	Options held at 31 December 2012
				Number	Exercise period
Stephen Hester	955,000	955,000	3.72	—	—
Bruce Van Saun	90,530	90,530	5.67	—	—

No options had their terms and conditions varied during the year ended 31 December 2012. No payment is required on the award of an option. The market price of the company's ordinary shares on 31 December 2012 was 324.5p and the range during the year ended 31 December 2012 was 196.6p to 325.0p.

Medium-Term Performance Plan (MPP)
The MPP was approved by shareholders in April 2001. No further awards will be made under the MPP as it has been replaced by the LTIP. No variation was made to any of the terms of the plan during the year. The awards below lapsed during 2012 as a result of the relative and absolute TSR measures not being met. The figures shown below have been adjusted to reflect the share sub-division and consolidation, which took effect in June 2012.

	Scheme interests (share equivalents) at 1 January 2012	Market price on award £	Awards lapsed in 2012	Scheme interests (share equivalents) at 31 December 2012	End of period for qualifying conditions to be fulfilled
Stephen Hester	480,000	3.72	480,000	—	—
Bruce Van Saun	181,061	5.67	181,061	—	—

Restricted Share Award
No variation was made to any of the terms of the plan during the year and no awards were granted under the Restricted Share Plan in 2012. The figures shown below have been adjusted to reflect the share sub-division and consolidation, which took effect in June 2012.

	Awards held at 1 January 2012	Market price on award £	Awards lapsed in 2012	Awards held at 31 December 2012	End of period for qualifying conditions to be fulfilled
Philip Hampton (1)	517,241	2.90	517,241	—	—

Note:
(1)	Philip Hampton waived his right to the above award which was made in 2009 and due to vest in 2012 and therefore the award was lapsed.

Penny Hughes
Chair of the Group Performance and Remuneration Committee
27 February 2013

Other remuneration disclosures

Remuneration of executive directors and eight highest paid senior executives*
All figures shown below are in GBP. No sign-on or severance awards have been made during 2012 to any of the individuals detailed below.

	Stephen Hester	Bruce Van Saun	Executive 1	Executive 2	Executive 3	Executive 4	Executive 5	Executive 6	Executive 7	Executive 8
	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000
Fixed remuneration	1,200	750	1,735	775	700	421	311	775	394	650
Variable remuneration (cash)	—	—	2	2	2	2	2	—	2	—
Variable remuneration (shares subject to retention)	—	—	410	280	158	101	116	—	105	—
Deferred variable remuneration (bond)	—	—	1,023	698	393	252	289	—	173	—
Deferred variable remuneration (shares subject to retention)	—	980	615	420	237	152	174	—	70	—
Total variable remuneration (1)	—	980	2,050	1,400	790	507	581	—	350	—
Total remuneration	1,200	1,730	3,785	2,175	1,490	928	892	775	744	650

Long Term Incentive Awards (subject to future performance) (2)	1,620	1,013	994	1,125	675	—	969	—	270	—

* Members of Group Executive Committee plus Group HR Director

Notes:
(1)	Differs to 2011 disclosure with exclusion of prior year Long Term Incentive Awards which vested during 2012.
(2)
The Long Term Incentive Award (subject to future performance) is made following the end of the 2012 financial year. The amounts shown reflect an approximate notional value, verified by external advisers. The actual value of the award which will vest in 2016 will be dependent on actual performance and share price.

LIBOR
On 6 February 2013, RBS made an announcement regarding the investigations conducted in relation to attempts to manipulate LIBOR and the settlements reached with the FSA and US authorities. The investigations uncovered wrongdoing on the part of 21 employees, predominantly in relation to the setting of the bank’s Yen and Swiss Franc LIBOR submissions in the period October 2006 to November 2010.

The RBS Board has acknowledged that there were serious shortcomings in our risk and control systems, and also in the integrity of a small group of our employees, and has taken action to ensure full and proper accountability:

•	All 21 wrongdoers referred to in the regulatory findings have left the organisation or been subject to disciplinary action.

•	Individuals found culpable have left the bank with no 2012 variable compensation awards and full clawback of any outstanding past variable compensation applied.

•
Supervisors with accountability for the business but no knowledge or involvement in the wrongdoing have received zero variable compensation awards for 2012 and a range of clawback from prior years depending on specific findings.

•
Reduction of variable compensation awards and long-term incentive awards and prior year clawback has been made across RBS and particularly in the Markets division to account for the reputational damage of these events and the risk of additional outstanding legal and regulatory action.

The actions we have taken reinforce the messages we are sending on how seriously the Board takes integrity and risk and control issues. The impact of such issues on our shareholders and wider stakeholders extends beyond those directly involved in LIBOR, so it is appropriate that remuneration actions have a Group-wide impact.

The cumulative impact of the Board’s actions is a deduction from employee incentive pay of over £300 million, with the Markets division bearing the greatest cost. A breakdown of how this figure has been reached is set out below:

£m
Variable compensation award reduction	110
Long term incentive award reduction	30
Clawback of prior year awards (including LTIP)	112
Committed future reduction 2013/2014	50
Total	302

FSA Remuneration Disclosure
These disclosures are in accordance with the FSA’s Handbook for banks, building societies and investment firms (BIPRU) 11.5.18 (6) and (7).

1. Aggregate remuneration expenditure
During the year, there were 368 Code Staff. Aggregate remuneration expenditure was as follows:

Markets £m	Rest of RBS Group £m
97.0	161.0

2. Amounts and form of fixed and variable remuneration

Fixed Remuneration
Consisted of salaries, pensions and benefits paid during the year.

Senior management £m	Others £m
60.3	51.9

Variable remuneration for 2012 performance
Consisted of deferred awards payable over a three year period. Cash awards were limited to a maximum of £2,000 per employee.

Form of remuneration	Senior management £m	Others £m
Variable remuneration (cash)	0.3	0.3
Variable remuneration (shares subject to retention)	11.3	17.4
Deferred remuneration (bonds)	23.6	38.4
Deferred remuneration (shares)	11.3	19.8

0% of total variable remuneration was subject to a guaranteed commitment made on recruitment to secure the employment of key individuals.

Long term incentives
Long term incentive awards made each year are paid three years after the date of award based on the extent to which performance conditions are met, and can result in zero payment if performance is not at the threshold level.

Senior management £m	Others £m
17.5	6.1

3. Outstanding deferred remuneration through 2012
The table below includes deferred remuneration awarded or paid out in 2012. Deferred remuneration reduced during the year relates to long term incentives lapsing when performance conditions are not met, long term incentives and deferred awards forfeited on leaving, options lapsing and clawback of prior year deferred awards and long term incentives.

Category of deferred remuneration	Senior management £m	Others £m
Unvested from prior year	121.0	213.6
Awarded during the financial year	53.6	77.9
Paid out	41.0	111.8
Reduced from prior years	19.1	45.6
Unvested at year end	114.5	134.1

4. Sign-on and severance payments
No sign-on or severance payments were made to Code Staff during the year.

Notes on the presentation of remuneration
In the relevant tables above, assumptions have been made for the notional value of long term incentives (verified by external advisors) and, forfeitures through resignation for deferred awards.

Compliance report

Statement of compliance
The company is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Throughout the year ended 31 December 2012, the company has complied with all of the provisions of the UK Corporate Governance Code issued by the Financial Reporting Council dated June 2010 (the “Code”) except in relation to provision (D.2.2) that the Group Performance and Remuneration Committee should have delegated responsibility for setting remuneration for the Chairman and executive directors. The company considers that this is a matter which should rightly be reserved for the Board and this is an approach the company has adopted for a number of years. Remuneration for the Chairman and executive directors is first considered by the Group Performance and Remuneration Committee which then makes recommendations to the Board for consideration. This approach allows all non-executive directors, and not just those who are members of the Group Performance and Remuneration Committee, to participate in decisions on the executive directors’ and the Chairman’s remuneration and also allows the executive directors to input to the decision on the Chairman’s remuneration. The Board believes this approach is very much in line with the spirit of the Code and no director is involved in decisions regarding his or her own remuneration. We do not anticipate any changes to our approach on this aspect of the Code. Information on how the company has applied the main principles of the Code can be found in the Corporate governance report on pages 253 to 301. The company has also complied early with a number of the new provisions included in the new edition of the UK Corporate Governance Code issued by the Financial Reporting Council dated September 2012 (the “2012 Code”). A copy of both the Code and the 2012 Code can be found at www.frc.org.uk

The company has also implemented the recommendations arising from the Walker Review. The company has also complied in all material respects with the Financial Reporting Council Guidance on Audit Committees issued in September 2012.

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

Management assessed the effectiveness of the Group’s internal control over financial reporting as of 31 December 2012 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control – Integrated Framework”.

Based on its assessment, management believes that, as of 31 December 2012, the Group’s internal control over financial reporting is effective.

The effectiveness of the Group’s internal control over financial reporting as of 31 December 2012 has been audited by Deloitte LLP, the Group’s independent registered public accounting firm. The report of the independent registered public accounting firm to the directors of the Royal Bank of Scotland Group plc expresses an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting as of 31 December 2012.

Report of Independent Registered Public Accounting Firm to the members of The Royal Bank of Scotland Group plc
We have audited the internal control over financial reporting of The Royal Bank of Scotland Group plc and subsidiaries (‘’the Group”) as of  December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended 31 December 2012 of the Group and our report dated 27 February 2013 (27 March 2013 as to the consolidating financial information included in Note 43 of the financial statements) expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP
London, United Kingdom
27 February 2013

Compliance report continued

Disclosure controls and procedures
Management, including our Chief Executive Officer and our Group Finance Director, conducted an evaluation of the effectiveness and design of our disclosure controls and procedures (as such term is defined in Exchange Act Rule 13a-15(e)). Based on this evaluation, our Chief Executive Officer and our Group Finance Director concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Changes in internal control
There was no change in the company's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

The New York Stock Exchange
As a foreign issuer with American Depository Shares representing ordinary shares, preference shares and debt securities listed on the New York Stock Exchange (the “NYSE”), the company must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under the NYSE corporate governance listing standards. In addition, the company must comply fully with the provisions of the listing standards that relate to the composition, responsibilities and operation of Audit Committees. These provisions incorporate the relevant rules concerning audit committees of the Exchange Act.

The company has reviewed its corporate governance arrangements and is satisfied that these are consistent with the NYSE’s corporate governance listing practices, with the exception that the Chairman of the Board is also the Chairman of the Group Nominations Committee, which is permitted under the Code (since the Chairman was considered independent on appointment). The company’s Group Audit, Board Risk, Group Performance and Remuneration, Group Sustainability and Group Nominations Committees are otherwise composed solely of non-executive directors deemed by the Group Board to be independent. The NYSE corporate governance listing standards also require that a compensation committee has direct responsibility to review and approve the Group Chief Executive’s remuneration.

As stated at the start of this Compliance report, in the case of the company, the Group Board, rather than the Group Performance and Remuneration Committee, reserves the authority to make the final determination of the remuneration of the Group Chief Executive.

The Group Audit Committee complies with the provisions of the NYSE corporate governance listing standards that relate to the composition, responsibilities and operation of audit committees. In March 2012, the company submitted its required annual written affirmation to the NYSE confirming its full compliance with those and other applicable provisions. More detailed information about the Group Audit Committee and its work during 2012 is set out in the Group Audit Committee report on pages 268 to 374.

This Compliance report forms part of the Corporate governance report and the Report of the directors.

Report of the directors

The directors present their report together with the audited accounts for the year ended 31 December 2012.

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

At 31 December 2012, HMT’s holding in the company’s ordinary shares had reduced to 65.3% as a consequence of share issues during the year.

Results and dividends
The loss attributable to the ordinary and B shareholders of the company for the year ended 31 December 2012 amounted to £5,971 million compared with a loss of £1,997 million for the year ended 31 December 2011, as set out in the consolidated income statement on page 313.

The company did not pay a dividend on ordinary shares in 2011 or 2012.

On 26 November 2009, RBS entered into a State Aid Commitment Deed with HM Treasury containing commitments and undertakings that were designed to ensure that HM Treasury was able to comply with the commitments to be given by it to the European Commission for the purposes of obtaining approval for the State aid provided to RBS. As part of these commitments and undertakings, RBS agreed not to pay discretionary coupons and dividends on its existing hybrid capital instruments for a period of two years. This period commenced on 30 April 2010 for RBS Group instruments and ended on 30 April 2012; the two year deferral period for RBS Holdings N.V. instruments commenced on 1 April 2011.

On 4 May 2012, RBS determined that it was in a position to recommence payments on RBS Group instruments. The Core Tier 1 capital impact of discretionary amounts payable in 2012 on RBSG instruments on which payments have previously been stopped is c.£330 million. The Board of RBSG decided to neutralise any impact on Core Tier 1 capital through equity issuance. Approximately 65% of this is ascribed to equity funding of employee incentive awards through the sale of surplus shares held by the Group’s Employee Benefit Trust, which was completed in June 2012. The remaining 35% was raised through the issue of new ordinary shares which was completed in September 2012.

Discretionary dividends on certain non-cumulative preference shares and discretionary distributions on certain RBSG innovative securities payable after 4 May 2012 have been paid. Future coupons and dividends on RBSG hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

Business review
Activities
The Group is engaged principally in providing a wide range of banking, insurance and other financial services. Further details of the organisational structure and business overview of the Group, including the products and services provided by each of its divisions and the competitive markets in which they operate, are contained in the Business review on pages 5 and 6.

Risk factors
The Group’s future performance and results could be materially different from expected results depending on the outcome of certain potential risks and uncertainties. Certain risk factors the Group faces are summarised on page 8. Fuller details of these and other risk factors are set out on pages 459 to 471.

The reported results of the Group are also sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Details of the Group’s critical accounting policies and key sources of accounting judgments are included in Accounting policies on pages 320 to 331.

The Group’s approach to risk management, including its financial risk management objectives and policies and information on the Group’s exposure to price, credit, liquidity and cash flow risk, is discussed in the Risk and balance sheet management section of the Business review on pages 66 to 239.

Financial performance
A review of the Group's performance during the year ended 31 December 2012, including details of each division, and the Group's financial position as at that date is contained in the Business review on pages 26 to 58.

RBS Holdings N.V. (formerly ABN AMRO Holding N.V.)
In 2007, RFS Holdings B.V., which was jointly owned by the Group, the Dutch State (successor to Fortis) and Santander (together, the “Consortium Members”) completed the acquisition of ABN AMRO Holding N.V.

On 1 April 2010, the businesses acquired by the Dutch State were transferred to ABN AMRO Group N.V., itself owned by the Dutch State. In connection with the transfer ABN AMRO Holding N.V. was renamed RBS Holdings N.V. and its banking subsidiary was renamed The Royal Bank of Scotland N.V. (“RBS N.V.”). Certain assets of RBS N.V. continue to be shared by the Consortium Members.

In October 2011, the Group completed the transfer of a substantial part of the UK activities of RBS N.V. to the Royal Bank pursuant to Part VII of the UK Financial Services and Markets Act 2000. Substantially all of the Netherlands and EMEA businesses were transferred in September 2012. Further transfers are expected to take place during 2013 but are subject to certain authorisations including regulatory approval where necessary. The Group now anticipates that the transfers in China will be completed at a later date.

Approximately 98% of the issued share capital of RFS Holdings B.V. is held by the Group.

Report of the directorscontinued

Business divestments
To comply with the European Commission State aid requirements the Group agreed a series of restructuring measures to be implemented over a four year period from December 2009. These measures supplement the Strategic Plan previously announced by the Group. These include the divestment of Direct Line Insurance Group plc, the sale of 80.01% of the Group’s Global Merchant Services business (completed in 2010) and the sale of substantially all of the RBS Sempra Commodities joint venture business (largely completed in 2010), as well as the divestment of the RBS branch-based business in England and Wales and the NatWest branches in Scotland, along with the direct SME customers across the UK.

In 2010, the Group reached agreement with Santander UK plc (‘Santander’) on the sale of certain UK branch-based businesses broadly comprising the RBS branch-based business in England and Wales, and the NatWest branch-based business in Scotland, along with certain SME and corporate activities across the UK. However, in October 2012, the Group announced Santander’s decision to pull out of the agreement. RBS is continuing to work to fulfil its obligations to divest these businesses.

Also in October 2012, the Group sold 34.7% of its interest in Direct Line Insurance Group plc through an initial public offering. This is the first step in meeting the requirement to cede control by the end of 2013 and complete full divestment by the end of 2014.

Employees
As at 31 December 2012, the Group employed 137,200 employees (full-time equivalent basis) throughout the world. Details of employee related costs are included in Note 3 on the consolidated accounts.

The Group operates certain employee share plans in which eligible employees are able to participate and which align the interests of employees with those of shareholders.

Employee learning and development
The Group maintains a strong commitment to providing all its employees with the opportunity to grow through learning and development, which in turn helps to achieve business objectives and drive excellent customer service. Supporting the professionalisation of our front line staff, this year more than 6,000 of our customer facing employees participated in accredited development programmes. This helps our employees deliver the best service to our customers whilst working towards a recognised professional standard.

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

The Group has a European Employee Council that provides elected representatives with an opportunity to understand better the Group’s European operations.

Diversity and inclusion
During 2012, the Group executive renewed its commitment to making workplace policies, processes and experiences inclusive for staff, customers and stakeholders. In support of this, Group HR has set inclusion within its top priorities for 2013.

Inclusion is built into various policy areas and people management processes. For example; the Group continues to support disabled people ensuring they have equal opportunities in recruitment, employment, promotion and training.

The Group also supports employee led networks such as Focused Women and Rainbow who provide personal and career development opportunities through networking and training events.

This commitment to inclusion extends to supporting and participating in positive action programmes outside of the Group aimed at cultivating future leaders including ‘An Inspirational Journey’, the FTSE-100 cross-company mentoring and Glass Ladder programmes. The Group continues to maintain its involvement with external charitable networks and events such as Manchester Pride.

This approach to inclusion extends to the marketplace with the RBS Women in Business specialists supporting and guiding more and more women to take the step of starting their own business.

Performance is monitored and reviewed at Group and divisional level and RBS remains supportive of the recommendations of Lord Davies’ Report. There are currently three female directors on the Board out of a total of 12, which meets Lord Davies’ aspirational target of 25 per cent female Board representation. As at 31 December 2012, 19 per cent of executives in the Group and 55 per cent of employees were female.

Further details on the Board diversity policy can be found at www.rbs.com

This year the Group has been recognised for its work on Equality, Diversity and Inclusion by retaining our Gold standard ranking from Opportunity Now (gender), achieving Silver for Race for Opportunity (race), attaining the Top Employers award for employee engagement from workingmums.co.uk as well as securing a position in the Working Families Top 10.

Safety, health and wellbeing
Ensuring the safety, health and wellbeing of employees and customers is an important responsibility for the Group.

The Group is committed to ensuring legal compliance and managing health and safety risks. During 2012, increased focus on leadership, governance and the effectiveness of controls delivered improvements in health and safety performance.

A wide range of health benefits and services are in place to help employees maintain good physical and psychological health, and support them if they do become unwell. A number of these services have been enhanced and promoted in response to the impact of the economic environment. For example, in 2012 we launched an online toolkit which provides easy access to a range of resources, provided through our Employee Assistance Programme, to help employees deal with stress, build resilience and manage personal finances.

Pre-employment screening
The Group has a comprehensive pre-employment screening process to guard against possible infiltration and employee-related fraud for all direct and non-direct staff engaged on Group business.

Code of conduct
The code of conduct applies to everyone who works for RBS. It promotes honest and ethical conduct, including the handling of actual or apparent conflicts of interest between personal and professional relationships. The Group recognises that personal conduct, business integrity and the Group’s security are crucial, and the code of conduct serves to inform those who work for the Group of its expectations of their behaviour and practices.

The code of conduct is available on the Group’s website www.rbs.com and will also be provided to any person without charge, upon request, by contacting RBS Secretariat at the telephone number listed on page 505.

Sustainability
The long term success of the Group relies on being safe, strong and sustainable. This underpins everything that RBS does and enables the Group to play a central role within society that enables people to run their daily lives and businesses. This, in turn, supports economic growth and brings wider benefits to society. There are further opportunities for the Group to build on this and explore ways in which we can create additional value for all stakeholder groups.

Sustainability is therefore not just about the many responsibilities and obligations that the Group has in a legal sense, but is about broad issues that need to be addressed to ensure that the Group is a healthy and respected business operating on a sustainable basis.

Sustainability is central to the way the Group is managed. The Group Sustainability Committee is responsible for overseeing and challenging how management is addressing sustainability and reputation issues relating to all stakeholder groups and reports to the Board. For more information on the Committee, see page 266.

Going concern
The Group’s business activities and financial position, the factors likely to affect its future development and performance and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Business review. The risk factors which could materially affect the Group’s future results are set out on pages 459 to 471. The Group’s regulatory capital resources and significant developments in 2012 and anticipated future developments are detailed on pages 87 to 95. The liquidity and funding section on pages 96 to 115, describes the Group’s funding and liquidity profile, including changes in key metrics, the build up of liquidity reserves and the outlook for 2013.

Having reviewed the Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group and the company will continue in operational existence for the foreseeable future. Accordingly, the financial statements of the Group and of the company have been prepared on a going concern basis.

BBA disclosure code
In September 2010, the British Bankers’ Association published its Code for Financial Reporting Disclosure. The code sets out five disclosure principles together with supporting guidance. The principles are that the Group and other major UK banks will provide high quality, meaningful and decision-useful disclosures; review and enhance their financial instrument disclosures for key areas of interest to market participants; assess the applicability and relevance of good practice recommendations to their disclosures acknowledging the importance of such guidance; seek to enhance the comparability of financial statement disclosures across the UK banking sector; and clearly differentiate in their annual reports between information that is audited and information that is unaudited. The Group’s 2012 financial statements have been prepared in compliance with the code’s principles.

Report of the directors continued

Corporate governance
The company is committed to high standards of corporate governance. Details are given in the Corporate governance report on pages 253 to 301. The Corporate governance report and compliance report (page 302 to 304) form part of this Report of the directors.

Share capital
Details of the ordinary and preference share capital at 31 December 2012 and movements during the year are shown in Note 26 on the consolidated accounts.

Following approval at the Group’s Annual General Meeting on 30 May 2012, the sub-division and consolidation of the Group’s ordinary shares on a one-for-ten basis took effect on 6 June 2012. The nominal value of the ordinary shares was amended to £1. The sub-division and consolidation of the Group’s ordinary shares resulted in the creation of 59,554,319,127 deferred shares of 15p each, which were cancelled on 6 June 2012.

In 2012, the company issued 326 million ordinary shares of 25p each prior to the sub-division and consolidation and 62 million ordinary shares of £1 each following the sub-division and consolidation, in connection with employee share schemes.

On 10 September 2012, the Company announced the allotment and issue of 52,661,227 new ordinary shares of £1 each with an aggregate nominal value of £52,661,227 for the purpose of ensuring 2012 coupon payments on discretionary hybrid capital securities were neutralised from a Core Tier 1 capital perspective. The shares were allotted to UBS AG at a subscription price of 227.87 pence per share determined by reference to the average market price during the period in which the shares were sold in the market following the Company’s interim results on 3 August 2012. The gross proceeds of the issue were £120 million. The share price at close of business on 10 September 2012 was 253 pence per share.

Additional information
Where not provided elsewhere in the Report of the directors, the following additional information is required to be disclosed by Part 6 of Schedule 7 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008.

The rights and obligations attaching to the company’s ordinary shares and preference shares are set out in the company’s Articles of Association, copies of which can be obtained from Companies House in the UK or can be found on the Group’s website www.rbs.com

On a show of hands at a general meeting of the company every holder of ordinary shares and cumulative preference shares present in person or by proxy and entitled to vote shall have one vote. On a poll, every holder of ordinary shares or cumulative preference shares present in person or by proxy and entitled to vote shall have four votes for every share held. The notices of Annual General Meetings and General Meetings specify the deadlines for exercising voting rights and appointing a proxy or proxies to vote in relation to resolutions to be passed at the meeting.

The cumulative preference shares represent less than 0.015% and the non-cumulative preference shares represent less than 0.675% of the total voting rights of the company respectively, the remainder being represented by the ordinary shares.

There are no restrictions on the transfer of ordinary shares in the company other than certain restrictions which may from time to time be imposed by laws and regulations (for example, insider trading laws). Pursuant to the Listing Rules of the FSA, certain employees of the company require the approval of the company to deal in the company’s shares.

The rules governing the powers of directors, including in relation to issuing or buying back shares and their appointment are set out in the company’s Articles of Association. It will be proposed at the 2013 Annual General Meeting that the directors be granted authorities to allot shares under the Companies Act 2006. The company’s Articles of Association may only be amended by a special resolution at a general meeting of shareholders.

A number of the company’s share plans include restrictions on transfers of shares while shares are subject to the plans or the terms under which the shares were awarded.

The rights and obligations of holders of non-cumulative preference shares are set out in Note 26 on the consolidated accounts.

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

Directors
The names and brief biographical details of the current directors are shown on pages 257 to 260.

All of the current directors served throughout the year and to the date of signing of the financial statements.

John McFarlane stepped down from the Board on 31 March 2012.

All directors of the company are required to stand for re-election annually by shareholders at the Annual General Meeting.

Directors’ interests
The interests of the directors in the shares of the company at 31 December 2012 are shown on page 298. None of the directors held an interest in the loan capital of the company or in the shares or loan capital of any of the subsidiary undertakings of the company, during the period from 1 January 2012 to 27 February 2013.

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

Shareholdings
The table below shows shareholders that have notified the Group that they hold more than 3% of the total voting rights of the company at 31 December 2012.

Solicitor For The Affairs of Her Majesty’s Treasury as Nominee for Her Majesty’s Treasury	Number of shares (millions)	% of share class held	% of total voting rights held
Ordinary shares	3,964	65.3	64.9
B shares (non-voting)	51,000	100.0	—

On 1 February 2013, the Group was notified that Her Majesty’s Treasury’s shareholding of ordinary shares represented 65.28% of the total voting rights. The increase was as a result of a change in the total voting rights.

Charitable contributions
In 2012, the Group’s overall community contribution was £57.3 million (2011 - £72.0 million). The total amount given for charitable purposes by the company and its subsidiary undertakings during the year ended 31 December 2012 was £25.8 million (2011 - £39.1 million).

To ensure it makes its community investments as effective as possible, the Group’s policy is to focus its resources on a small number of substantial strategic programmes. These are issues most relevant to a financial institution and relate broadly to financial education, supporting enterprise and microfinance and the charitable endeavours of employees.

Political donations
At the Annual General Meeting in 2012, shareholders gave authority under Part 14 of the Companies Act, for a period of one year, for the company (and its subsidiaries) to make political donations and incur political expenditure up to a maximum aggregate sum of £100,000. This authorisation was taken as a precaution only, as the company has a longstanding policy of not making political donations or incurring political expenditure within the ordinary meaning of those words. During 2012, the Group made no political donations, nor incurred any political expenditure in the UK or EU and it is not proposed that the Group’s longstanding policy of not making contributions to any political party be changed. Shareholders will be asked to renew this authorisation at the Annual General Meeting in 2013.

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

At 31 December 2012, the Group’s trade creditors represented 25 days (2011 - 27 days) of amounts invoiced by suppliers.

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
27 February 2013

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
27 February 2013

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

By order of the Board

Philip Hampton	Stephen Hester	Bruce Van Saun
Chairman	Group Chief Executive	Group Finance Director

27 February 2013

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Stephen Hester Bruce Van Saun	Sandy Crombie Alison Davis Tony Di Iorio Penny Hughes Joe MacHale Brendan Nelson Baroness Noakes Arthur ‘Art’ Ryan Philip Scott

312	Report of Independent Registered Public Accounting Firm
313	Consolidated income statement
314	Consolidated statement of comprehensive income
315	Consolidated balance sheet
316	Consolidated statement of changes in equity
319	Consolidated cash flow statement
320	Accounting policies
333	Notes on the consolidated accounts
	1	Net interest income	333
	2	Non-interest income	334
	3	Operating expenses	335
	4	Pensions	340
	5	Auditor’s remuneration	345
	6	Tax	346
	7	Profit attributable to preference shareholders and paid-in equity holders	347
	8	Ordinary dividends	347
	9	Earnings per ordinary and B share	347
	10	Financial instruments - classification	348
	11	Financial instruments - valuation	353
	12	Financial instruments - maturity analysis	372
	13	Financial assets - impairments	375
	14	Derivatives	377
	15	Debt securities	379
	16	Equity shares	380
	17	Intangible assets	381
	18	Property, plant and equipment	384
	19	Prepayments, accrued income and other assets	386
	20	Discontinued operations and assets and liabilities of disposal groups	387
	21	Short positions	389
	22	Accruals, deferred income and other liabilities	390
	23	Deferred tax	392
	24	Subordinated liabilities	394
	25	Non-controlling interests	400
	26	Share capital	401
	27	Other equity	404
	28	Leases	405
	29	Securitisations, asset transfers and other collateral given	407
	30	Special purpose entities	409
	31	Capital resources	411
	32	Memorandum items	413
	33	Net cash (outflow)/inflow from operating activities	422
	34	Analysis of the net investment in business interests and intangible assets	422
	35	Interest received and paid	423
	36	Analysis of changes in financing during the year	423
	37	Analysis of cash and cash equivalents	423
	38	Segmental analysis	424
	39	Directors’ and key management remuneration	432
	40	Transactions with directors and key management	432
	41	Related parties	433
	42	Post balance sheet events	434
	43	Consolidating financial information	435

Report of Independent Registered Public Accounting Firm to the members of
The Royal Bank of Scotland Group plc

We have audited the accompanying consolidated balance sheets of The Royal Bank of Scotland Group plc and its subsidiaries (together "the Group") as at 31 December 2012, 2011 and 2010 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended 31 December 2012, the notes 1 to 43 and the information identified as ‘audited’ in the Risk and balance sheet management section of the Business review.  These financial statements are the responsibility of the Group's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material aspects, the financial position of the Group as at 31 December 2012, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2012, in conformity with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

Note 43 to the financial statements was added for the inclusion of consolidating financial information in respect of The Royal Bank of Scotland plc in accordance with Regulation S-X Rule 3-10.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as at 31 December 2012 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission and our report dated 27 February 2013 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ Deloitte LLP
London, United Kingdom
27 February 2013 (27 March 2013 for the consolidating financial information in Note 43)

Consolidated income statement for the year ended 31 December 2012

	Note	2012 £m	2011 £m	2010 £m
Interest receivable		18,530	21,036	22,352
Interest payable		(7,128)	(8,733)	(8,570)
Net interest income	1	11,402	12,303	13,782
Fees and commissions receivable	2	5,709	6,379	8,193
Fees and commissions payable	2	(834)	(962)	(1,892)
Income from trading activities	2	1,675	2,701	4,517
Gain on redemption of own debt	2	454	255	553
Other operating income	2	(465)	3,975	1,355
Insurance net premium income		—	—	114
Non-interest income		6,539	12,348	12,840
Total income		17,941	24,651	26,622
Staff costs		(8,076)	(8,356)	(9,379)
Premises and equipment		(2,232)	(2,423)	(2,380)
Other administrative expenses		(5,593)	(4,436)	(3,571)
Depreciation and amortisation		(1,802)	(1,839)	(2,125)
Write-down of goodwill and other intangible assets		(124)	(80)	(1)
Operating expenses	3	(17,827)	(17,134)	(17,456)
Profit before insurance net claims and impairment losses		114	7,517	9,166
Insurance net claims		—	—	(85)
Impairment losses	13	(5,279)	(8,707)	(9,235)
Operating loss before tax		(5,165)	(1,190)	(154)
Tax charge	6	(469)	(1,127)	(703)
Loss from continuing operations		(5,634)	(2,317)	(857)
(Loss)/profit from discontinued operations, net of tax
- Direct Line Group	20	(184)	301	(176)
- Other	20	12	47	(633)
(Loss)/profit from discontinued operations, net of tax		(172)	348	(809)
Loss for the year		(5,806)	(1,969)	(1,666)

Loss attributable to:
Non-controlling interests		(123)	28	(665)
Preference shareholders	7	273	—	105
Paid-in equity holders	7	15	—	19
Ordinary and B shareholders		(5,971)	(1,997)	(1,125)
		(5,806)	(1,969)	(1,666)

Per ordinary and B share (1,2)
Basic and diluted loss from continuing operations	9	(53.7p)	(21.3p)	(2.9p)

Basic and diluted loss from continuing and discontinued operations	9	(54.3p)	(18.5p)	(4.8p)

Notes:
(1)	B shares rank pari-passu with ordinary shares.
(2)	Prior years have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares in 2012.

The accompanying notes on pages 333 to 441, the accounting policies on pages 320 to 331 and the audited sections of the Business review: Risk and balance sheet management on pages 66 to 252 form an integral part of these financial statements.

Consolidated statement of comprehensive income for the year ended 31 December 2012

	Note	2012 £m	2011 £m	2010 £m
Loss for the year		(5,806)	(1,969)	(1,666)
Other comprehensive income/(loss)
Available-for-sale financial assets		645	2,258	(389)
Cash flow hedges		1,006	1,424	1,454
Currency translation		(900)	(440)	81
Actuarial (losses)/gains on defined benefit plans	4	(2,270)	(581)	158
Other comprehensive (loss)/income before tax		(1,519)	2,661	1,304
Tax credit/(charge)		228	(1,472)	(309)
Other comprehensive (loss)/income after tax		(1,291)	1,189	995
Total comprehensive loss for the year		(7,097)	(780)	(671)

Total comprehensive loss is attributable to:
Non-controlling interests		(116)	(24)	(197)
Preference shareholders		273	—	105
Paid-in equity holders		15	—	19
Ordinary and B shareholders		(7,269)	(756)	(598)
		(7,097)	(780)	(671)

The accompanying notes on pages 333 to 441, the accounting policies on pages 320 to 331 and the audited sections of the Business review: Risk and balance sheet management on pages 66 to 252 form an integral part of these financial statements.

Consolidated balance sheet as at 31 December 2012

	Note	2012 £m	2011 £m	2010 £m
Assets
Cash and balances at central banks	10	79,290	79,269	57,014
Loans and advances to banks	10	63,951	83,310	100,518
Loans and advances to customers	10	500,135	515,606	555,260
Debt securities subject to repurchase agreements	29	91,173	79,480	80,104
Other debt securities		66,265	129,600	137,376
Debt securities	15	157,438	209,080	217,480
Equity shares	16	15,232	15,183	22,198
Settlement balances		5,741	7,771	11,605
Derivatives	14	441,903	529,618	427,077
Intangible assets	17	13,545	14,858	14,448
Property, plant and equipment	18	9,784	11,868	16,543
Deferred tax	23	3,443	3,878	6,373
Prepayments, accrued income and other assets	19	7,820	10,976	12,576
Assets of disposal groups	20	14,013	25,450	12,484
Total assets		1,312,295	1,506,867	1,453,576

Liabilities
Deposits by banks	10	101,405	108,804	98,790
Customer accounts	10	521,279	502,955	510,693
Debt securities in issue	10	94,592	162,621	218,372
Settlement balances		5,878	7,477	10,991
Short positions	21	27,591	41,039	43,118
Derivatives	14	434,333	523,983	423,967
Accruals, deferred income and other liabilities	22	14,801	23,125	23,089
Retirement benefit liabilities	4	3,884	2,239	2,288
Deferred tax	23	1,141	1,945	2,142
Insurance liabilities		—	6,312	6,794
Subordinated liabilities	24	26,773	26,319	27,053
Liabilities of disposal groups	20	10,170	23,995	9,428
Total liabilities		1,241,847	1,430,814	1,376,725

Non-controlling interests	25	2,318	1,234	1,719
Owners’ equity	26,27	68,130	74,819	75,132
Total equity		70,448	76,053	76,851

Total liabilities and equity		1,312,295	1,506,867	1,453,576

The accompanying notes on pages 333 to 441, the accounting policies on pages 320 to 331 and the audited sections of the Business review: Risk and balance sheet management on pages 66 to 252 form an integral part of these financial statements.

The accounts were approved by the Board of directors on 27 February 2013 and signed on its behalf by:

Philip Hampton Chairman	Stephen Hester Group Chief Executive	Bruce Van Saun Group Finance Director

The Royal Bank of Scotland Group plc
Registered No. SC45551

Consolidated statement of changes in equity for the year ended 31 December 2012

	2012	2011	2010
	£m	£m	£m
Called-up share capital
At 1 January	15,318	15,125	14,630
Ordinary shares issued	197	193	523
Share capital sub-division and consolidation	(8,933)	—	—
Preference shares redeemed	—	—	(1)
Cancellation of non-voting deferred shares	—	—	(27)
At 31 December	6,582	15,318	15,125

Paid-in equity
At 1 January	431	431	565
Securities redeemed	—	—	(132)
Transfer to retained earnings	—	—	(2)
At 31 December	431	431	431

Share premium account
At 1 January	24,001	23,922	23,523
Ordinary shares issued	360	79	281
Redemption of preference shares classified as debt	—	—	118
At 31 December	24,361	24,001	23,922

Merger reserve
At 1 January	13,222	13,272	25,522
Transfer to retained earnings	—	(50)	(12,250)
At 31 December	13,222	13,222	13,272

Available-for-sale reserve
At 1 January	(957)	(2,037)	(1,755)
Unrealised gains	1,939	1,769	179
Realised (gains)/losses (1)	(1,319)	486	(519)
Tax	50	(1,175)	74
Transfer to retained earnings	(59)	—	—
Recycled to profit or loss on disposal of businesses (2)	—	—	(16)
At 31 December	(346)	(957)	(2,037)

Cash flow hedging reserve
At 1 January	879	(140)	(252)
Amount recognised in equity	2,093	2,417	180
Amount transferred from equity to earnings	(1,087)	(993)	(59)
Tax	(219)	(405)	(67)
Recycled to profit or loss on disposal of businesses (3)	—	—	58
At 31 December	1,666	879	(140)

	2012	2011	2010
	£m	£m	£m
Foreign exchange reserve
At 1 January	4,775	5,138	4,528
Retranslation of net assets	(1,056)	(382)	997
Foreign currency gains/(losses) on hedges of net assets	177	(10)	(458)
Tax	17	23	63
Transfer to retained earnings	(2)	—	—
Recycled to profit or loss on disposal of businesses	(3)	6	8
At 31 December	3,908	4,775	5,138

Capital redemption reserve
At 1 January	198	198	170
Share capital sub-division and consolidation	8,933	—	—
Preference shares redeemed	—	—	1
Cancellation of non-voting deferred shares	—	—	27
At 31 December	9,131	198	198

Contingent capital reserve
At 1 January and 31 December	(1,208)	(1,208)	(1,208)

Retained earnings
At 1 January	18,929	21,239	12,134
Transfer to non-controlling interests	(361)	—	—
(Loss)/profit attributable to ordinary and B shareholders and other equity owners
- continuing operations	(5,623)	(2,303)	(797)
- discontinued operations	(60)	306	(204)
Equity preference dividends paid	(273)	—	(105)
Paid-in equity dividends paid, net of tax	(15)	—	(19)
Transfer from available-for-sale reserve	59	—	—
Transfer from foreign exchange reserve	2	—	—
Transfer from merger reserve	—	50	12,250
Transfer from paid-in equity
- gross	—	—	2
- tax	—	—	(1)
Equity owners gain on withdrawal of non-controlling interest
- gross	—	—	40
- tax	—	—	(11)
Redemption of equity preference shares	—	—	(2,968)
Gain on redemption of equity preference shares	—	—	609
Redemption of preference shares classified as debt	—	—	(118)
Actuarial (losses)/gains recognised in retirement benefit schemes
- gross	(2,270)	(581)	158
- tax	380	86	(71)
Loss on disposal of own shares held	(196)	—	—
Purchase of non-controlling interest	—	—	(38)
Shares issued under employee share schemes	(87)	(58)	(13)
Share-based payments
- gross	117	200	385
- tax	(6)	(10)	6
At 31 December	10,596	18,929	21,239

Own shares held
At 1 January	(769)	(808)	(121)
Disposal/(purchase) of own shares	441	20	(700)
Shares issued under employee share schemes	115	19	13
At 31 December	(213)	(769)	(808)

Owners’ equity at 31 December	68,130	74,819	75,132

Consolidated statement of changes in equity continued

	2012 £m	2011 £m	2010 £m
Non-controlling interests (see Note 25)
At 1 January	1,234	1,719	16,895
Currency translation adjustments and other movements	(18)	(54)	(466)
(Loss)/profit attributable to non-controlling interests
- continuing operations	(11)	(14)	(60)
- discontinued operations	(112)	42	(605)
Dividends paid	(13)	(40)	(4,200)
Movements in available-for-sale securities
- unrealised gains/(losses)	3	1	(56)
- realised losses	22	2	37
- tax	—	(1)	5
- recycled to profit or loss on disposal of discontinued operations (4)	—	—	(7)
Movements in cash flow hedging reserve
- amount recognised in equity	—	—	(120)
- tax	—	—	39
- recycled to profit or loss on disposal of discontinued operations (5)	—	—	1,036
Equity raised	875	—	559
Equity withdrawn and disposals	(23)	(421)	(11,298)
Transfer from retained earnings	361	—	(40)
At 31 December	2,318	1,234	1,719

Total equity at 31 December	70,448	76,053	76,851

Total comprehensive loss recognised in the statement of changes in equity is attributable to:
Non-controlling interests	(116)	(24)	(197)
Preference shareholders	273	—	105
Paid-in equity holders	15	—	19
Ordinary and B shareholders	(7,269)	(756)	(598)
	(7,097)	(780)	(671)

Notes:
(1)
The year ended 31 December 2011 includes an impairment loss of £1,099 million in respect of the Group’s holding of Greek government bonds, together with £169 million of related interest rate hedge adjustments.

(2)	Net of tax (year ended 31 December 2010 - £5 million credit).
(3)	Net of tax (year ended 31 December 2010 - £19 million charge).
(4)	Net of tax (year ended 31 December 2010 - £2 million credit).
(5)	Net of tax (year ended 31 December 2010 - £340 million charge).

The accompanying notes on pages 333 to 441, the accounting policies on pages 320 to 331 and the audited sections of the Business review: Risk and balance sheet management on pages 66 to 252 form an integral part of these financial statements.

Consolidated cash flow statement for the year ended 31 December 2012

	Note	2012 £m	2011 £m	2010 £m
Operating activities
Operating loss before tax		(5,165)	(1,190)	(154)
Operating (loss)/profit before tax on discontinued operations		(111)	482	(786)
Adjustments for:
Depreciation and amortisation		1,854	1,875	2,220
Write-down of goodwill and other intangible assets		518	91	10
Interest on subordinated liabilities		841	740	500
Charge for defined benefit pension schemes		446	349	540
Pension scheme curtailment and settlement gains		(41)	—	(78)
Cash contribution to defined benefit pension schemes		(977)	(1,059)	(832)
Gain on redemption of own debt		(454)	(255)	(553)
Provisions for impairment losses		5,283	8,709	9,298
Loans and advances written-off net of recoveries		(3,925)	(4,000)	(5,631)
Elimination of foreign exchange differences		7,140	2,702	(691)
Other non-cash items		(1,491)	(1,491)	(2,212)
Net cash flows from trading activities		3,918	6,953	1,631
Changes in operating assets and liabilities		(48,736)	(3,444)	17,095
Net cash flows from operating activities before tax		(44,818)	3,509	18,726
Income taxes (paid)/received		(295)	(184)	565
Net cash flows from operating activities	33	(45,113)	3,325	19,291

Investing activities
Sale and maturity of securities		49,079	80,093	47,604
Purchase of securities		(22,987)	(77,019)	(43,485)
Sale of property, plant and equipment		2,215	1,840	2,011
Purchase of property, plant and equipment		(1,484)	(3,472)	(2,113)
Net investment in business interests and intangible assets	34	352	(1,428)	3,446
Transfer out of discontinued operations		—	—	(4,112)
Net cash flows from investing activities		27,175	14	3,351

Financing activities
Issue of ordinary shares		120	2	1
Issue of subordinated liabilities		2,093	—	—
Proceeds of non-controlling interests issued		889	—	559
Redemption of paid-in equity		—	—	(132)
Redemption of preference shares		—	—	(2,359)
Redemption of non-controlling interests		(23)	(382)	(5,282)
Disposal/(purchase) of own shares		243	20	(700)
Repayment of subordinated liabilities		(258)	(627)	(1,588)
Dividends paid		(301)	(40)	(4,240)
Interest on subordinated liabilities		(746)	(714)	(639)
Net cash flows from financing activities		2,017	(1,741)	(14,380)
Effects of exchange rate changes on cash and cash equivalents		(3,893)	(1,473)	82

Net (decrease)/increase in cash and cash equivalents		(19,814)	125	8,344
Cash and cash equivalents at 1 January		152,655	152,530	144,186
Cash and cash equivalents at 31 December	37	132,841	152,655	152,530

The accompanying notes on pages 333 to 441, the accounting policies on pages 320 to 331 and the audited sections of the Business review: Risk and balance sheet management on pages 66 to 252 form an integral part of these financial statements.

Accounting policies

1. Presentation of accounts
The accounts are prepared on a going concern basis (see the Report of the directors, page 307) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS). The EU has not adopted the complete text of IAS 39 ‘Financial Instruments: Recognition and Measurement’; it has relaxed some of the standard's hedging requirements. The Group has not taken advantage of this relaxation: its financial statements are prepared in accordance with IFRS as issued by the IASB.

The company is incorporated in the UK and registered in Scotland and its accounts are presented in accordance with the Companies Act 2006.

In accordance with IFRS 5, Direct Line Group has been classified as a discontinued operation, and prior periods represented.

There are two amendments to IFRS that were effective for the Group from 1 January 2012. They have not had a material effect on the financial statements of the Group or the company:

‘Deferred Tax: Recovery of Underlying Assets (Amendments to IAS 12 ‘Income Taxes’)’ clarifies that recognition of deferred tax should have regard to the expected manner of recovery or settlement of the asset or liability.

‘Disclosures - Transfers of Financial Assets (Amendments to IFRS 7 ‘Financial Instruments: Disclosures’)’ replaces IFRS 7’s existing derecognition disclosure requirements with disclosures about (a) transferred assets that have not been derecognised in their entirety and (b) transferred assets that have been derecognised in their entirety but where the reporting entity has continuing involvement in those assets.

2. Basis of consolidation
The consolidated financial statements incorporate the financial statements of the company and entities (including certain special purpose entities) that are controlled by the Group. Control exists where the Group has the power to govern the financial and operating policies of the entity; generally conferred by holding a majority of voting rights. On acquisition of a subsidiary, its identifiable assets, liabilities and contingent liabilities are included in the consolidated accounts at their fair value. A subsidiary is included in the consolidated financial statements from the date it is controlled by the Group until the date the Group ceases to control it through a sale or a significant change in circumstances. Changes in the Group’s interest in a subsidiary that do not result in the Group ceasing to control that subsidiary are accounted for as equity transactions.

Financial assets and financial liabilities held for trading or designated as at fair value through profit or loss are recorded at fair value. Changes in their fair value are recognised in profit or loss.

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

Accounting policies continued

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
The results of discontinued operations - comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognised either on measurement to fair value less costs to sell or on disposal of the discontinued operation - are shown as a single amount on the face of the income statement; an analysis of this amount is presented in Note 20 on the accounts. A discontinued operation is a cash generating unit or a group of cash generating units that either has been disposed of, or is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations, (b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale.

5. Employee benefits
Short-term employee benefits, such as salaries, paid absences, and other benefits are accounted for on an accruals basis over the period in which the employees provide the related services. Employees may receive variable compensation satisfied by cash, by debt instruments issued by the Group or by RBSG shares. The treatment of share-based compensation is set out in Accounting policy 25. Variable compensation that is settled in cash or debt instruments is charged to profit or loss over the period from the start of the year to which the variable compensation relates to the expected settlement date taking account of forfeiture and clawback criteria.

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

6. Intangible assets and goodwill
Intangible assets acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to profit or loss over the assets' estimated economic lives using methods that best reflect the pattern of economic benefits and included in Depreciation and amortisation. These estimated useful economic lives are:

Core deposit intangibles	6 to 10 years
Other acquired intangibles	5 to 10 years
Computer software	3 to 12 years

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

Depreciation is charged to profit or loss on a straight-line basis so as to write-off the depreciable amount of property, plant and equipment (including assets owned and let on operating leases) over their estimated useful lives. The depreciable amount is the cost of an asset less its residual value. Land is not depreciated. The estimated useful lives of the Group’s property, plant and equipment are:

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

Group entities record transactions in foreign currencies in their functional currency - the currency of the primary economic environment in which they operate - at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the relevant functional currency at the foreign exchange rates ruling at the balance sheet date. Foreign exchange differences arising on the settlement of foreign currency transactions and from the translation of monetary assets and liabilities are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations (see Accounting policy 24).

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

Accounting policies continued

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

12. General insurance
Premiums earned - insurance and reinsurance premiums receivable for the whole period of cover provided by contracts incepted during the year are adjusted by an unearned premium provision, which represents the proportion of the premiums that relate to periods of insurance after the balance sheet date. Unearned premiums are calculated over the period of exposure under the policy, on a daily basis, 24ths basis or allowing for the estimated incidence of exposure under policies.

Insurance claims - insurance claims are recognised in the accounting period in which the loss occurs. Provision is made for the full cost of settling outstanding claims at the balance sheet date, including claims incurred but not yet reported at that date. Outstanding claims provisions are not discounted for the time value of money except for claims to be settled by periodical payments. Claims handling expenses are also included.

Deferred acquisition costs - acquisition costs relating to new and renewing insurance policies are matched with the earning of the premiums to which they relate. A proportion of acquisition costs incurred during the year are deferred to the subsequent accounting period to match the extent to which premiums written during the year are unearned at the balance sheet date. The principal acquisition costs deferred are direct advertising expenditure, third party administration fees, commission paid and costs associated with telesales and underwriting staff.

Reinsurance - the Group cedes insurance risk in the normal course of business. Reinsurance assets represent balances due from reinsurance companies. Amounts recoverable from reinsurers are estimated on a basis consistent with the outstanding claims provision or settled claims associated with the reinsurer's policies and are in accordance with the related reinsurance contract. A reinsurance bad debt provision is assessed in respect of reinsurance debtors.

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

Current tax is income tax payable or recoverable in respect of the taxable profit or loss for the year arising in profit or loss, other comprehensive income or equity. Provision is made for current tax at rates enacted or substantively enacted at the balance sheet date.

Accounting policies continued

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

Fair value - fair value for a net open position in a financial asset that is quoted in an active market is the current bid price times the number of units of the instrument held. Fair values for financial assets not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial assets (see Note 11 Financial instruments - valuation).

Accounting policies continued

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

Impairment losses are assessed individually for financial assets that are individually significant and individually or collectively for assets that are not individually significant. In making collective impairment assessments, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of observable data, to reflect current conditions not affecting the period of historical experience. Impairment losses are recognised in profit or loss and the carrying amount of the financial asset or group of financial assets reduced by establishing an allowance for impairment losses. If, in a subsequent period, the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognised, the previously recognised loss is reversed by adjusting the allowance. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

Impaired loans and receivables are written off, i.e. the impairment provision is applied in writing down the loan's carrying value partially or in full, when the Group concludes that there is no longer any realistic prospect of recovery of part or all of the loan. For loans that are individually assessed for impairment, the timing of write off is determined on a case-by-case basis. Such loans are reviewed regularly and write offs will be prompted by bankruptcy, insolvency, renegotiation and similar events.

Except for US retail portfolios, where write off of the irrecoverable amount takes place within 60 - 180 days, the typical time frames from initial impairment to write off for the Group’s collectively-assessed portfolios are:

•	Retail mortgages: write off occurs within 5 years, and is accelerated where accounts are closed earlier.

•
Credit cards: write off of the irrecoverable amount takes place at 12 months; the rest is expected to be recovered over a further 3 years following which any remaining amounts outstanding are written off.

•	Overdrafts and other unsecured loans: write offs occur within 6 years.

•
Business and commercial loans: write offs of commercial loans are determined in the light of individual circumstances; the period does not exceed 5 years. Business loans are generally written off within 5 years.

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

Financial liabilities designated as at fair value through profit or loss principally comprise structured liabilities issued by the Group: designation significantly reduces the measurement inconsistency between these liabilities and the related derivatives carried at fair value.

Amortised cost - all other financial liabilities are measured at amortised cost using the effective interest method (see Accounting policy 3).

Fair value - fair value for a net open position in a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument issued. Fair values for financial liabilities not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial liabilities (see Note 11 Financial instruments - valuation).

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

20. Derecognition
A financial asset is derecognised when the contractual right to receive cash flows from the asset has expired or when it has been transferred and the transfer qualifies for derecognition. A transfer requires that the Group either (a) transfers the contractual rights to receive the asset's cash flows; or (b) retains the right to the asset's cash flows but assumes a contractual obligation to pay those cash flows to a third party. After a transfer, the Group assesses the extent to which it has retained the risks and rewards of ownership of the transferred asset. The asset remains on the balance sheet if substantially all the risks and rewards have been retained. It is derecognised if substantially all the risks and rewards have been transferred. If substantially all the risks and rewards have been neither retained nor transferred, the Group assesses whether or not it has retained control of the asset. If the Group has retained control of the asset, it continues to recognise the asset to the extent of its continuing involvement; if the Group has not retained control of the asset, it is derecognised.

A financial liability is removed from the balance sheet when the obligation is discharged, or cancelled, or expires. On the redemption or settlement of debt securities (including subordinated liabilities) issued by the Group, the Group derecognises the debt instrument and records a gain or loss being the difference between the debt's carrying amount and the cost of redemption or settlement. The same treatment applies where the debt is exchanged for a new debt issue that has terms substantially different from those of the existing debt. The assessment of whether the terms of the new debt instrument are substantially different takes into account qualitative and quantitative characteristics including a comparison of the present value of the cash flows under the new terms with the present value of the remaining cash flows of the original debt issue discounted at the effective interest rate of the original debt issue.

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

Accounting policies continued

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

24. Derivatives and hedging
Derivative financial instruments are initially recognised, and subsequently measured, at fair value. Derivative fair values are determined from quoted prices in active markets where available. Where there is no active market for an instrument, fair value is derived from prices for the derivative's components using appropriate pricing or valuation models (see Note 11 Financial instruments - valuation).

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

Cash flow hedge - in a cash flow hedge, the effective portion of the gain or loss on the hedging instrument is recognised in other comprehensive income and the ineffective portion in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity to profit or loss in the same periods in which the hedged forecast cash flows affect profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuance of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss is reclassified from equity to profit or loss when the hedged cash flows occur or, if the forecast transaction results in the recognition of a financial asset or financial liability, when the hedged forecast cash flows affect profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss is reclassified from equity to profit or loss immediately.

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

Accounting policies continued

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

Critical accounting policies and key sources of estimation uncertainty
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. UK company law and IFRS require the directors, in preparing the Group's financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. In the absence of an applicable standard or interpretation, IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, requires management to develop and apply an accounting policy that results in relevant and reliable information in the light of the requirements and guidance in IFRS dealing with similar and related issues and the IASB's ’Conceptual Framework for Financial Reporting’. The judgements and assumptions involved in the Group's accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by the Group would affect its reported results.

Pensions
The Group operates a number of defined benefit pension schemes as described in Note 4 on the accounts. The assets of the schemes are measured at their fair value at the balance sheet date. Scheme liabilities are measured using the projected unit credit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the scheme liabilities. These cash flows are discounted at the interest rate applicable to high-quality corporate bonds of the same currency and term as the liabilities. Any recognisable surplus or deficit of scheme assets over liabilities is recorded in the balance sheet as an asset (surplus) or liability (deficit).

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

A pension asset of £144 million and a liability of £3,884 million were recognised on the balance sheet at 31 December 2012 (2011 - asset £188 million, liability £2,239 million; 2010 - asset £105 million, liability £2,288 million).

Accounting policies continued

Goodwill
The Group capitalises goodwill arising on the acquisition of businesses, as discussed in Accounting policy 6. The carrying value of goodwill as at 31 December 2012 was £11,266 million (2011 - £12,424 million; 2010 - £12,528 million).

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

Impairment testing inherently involves a number of judgmental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the business; estimation of the fair value of cash-generating units; and the valuation of the separable assets of each business whose goodwill is being reviewed. Sensitivity to changes in assumptions is discussed in Note 17 on pages 382 to 384.

General insurance claims
The Group makes provision for the full cost of settling outstanding claims arising from its general insurance business at the balance sheet date, including claims estimated to have been incurred but not yet reported at that date and claims handling expenses. General insurance claims provisions amounted to £6,090 million at 31 December 2012 (2011 - £6,219 million; 2010 - £6,726 million).

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

Provisions for liabilities
As set out in Note 22, at 31 December 2012 the Group recognised provisions for liabilities in respect of Payment Protection Insurance, £895 million (2011 - £745 million; 2010 - nil), Interest Rate Hedging Products, £676 million (2011 and 2010 - nil), LIBOR investigations, £381 million (2011 and 2010 - nil) and other regulatory proceedings and litigation, £368 million (2011 - £241 million; 2010 - £192 million). Provisions are liabilities of uncertain timing or amount, and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Judgement is involved in determining whether an obligation exists, and in estimating the probability, timing and amount of any outflows. Where the Group can look to another party such as an insurer to pay some or all of the expenditure required to settle a provision, any reimbursement is recognised when, and only when, it is virtually certain that it will be received.

Payment Protection Insurance - the Group has established a provision for redress payable in respect of the mis-selling of Payment Protection Insurance policies. The provision is management’s best estimate of the anticipated costs of redress and related administration expenses. The determination of appropriate assumptions to underpin the provision requires significant judgement by management. The principal assumptions underlying the provision together with sensitivities to changes in those assumptions are given in Note 22.

Interest Rate Hedging Products - the Group has agreed to a redress exercise and past business reviews in relation to the sale of Interest Rate Hedging Products to some small and medium sized businesses classified as retail clients. The ultimate cost of this exercise to the Group is uncertain. Estimating the liability depends on a number of assumptions. These assumptions and the sensitivity of the provision to changes in them are discussed in Note 22.

Accounting policies continued

Provisions for litigation - the Group and members of the Group are party to legal proceedings in the United Kingdom, the United States and other jurisdictions, arising out of their normal business operations. The measurement and recognition of liabilities in respect of litigation involves a high degree of management judgement. Before the existence of a present obligation as the result of a past event can be confirmed, numerous facts may need to be established, involving extensive and time-consuming discovery, and novel or unsettled legal questions addressed. Once it is determined there is an obligation, assessing the probability of economic outflows and estimating the amount of any liability can be very difficult. In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Furthermore, for an individual matter, there can be a wide range of possible outcomes and often it is not practicable to quantify a range of such outcomes. The Group’s outstanding litigation is periodically assessed in consultation with external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability. A detailed description of the Group’s material legal proceedings and a discussion of the nature of the associated uncertainties are given in Note 32.

Tax contingencies - determining the Group’s income tax charge and its provisions for income taxes necessarily involves a significant degree of estimation and judgement. The tax treatment of some transactions is uncertain and tax computations are yet to be agreed with the tax authorities in a number of jurisdictions. The Group recognises anticipated tax liabilities based on all available evidence and, where appropriate, in the light of external advice. Any difference between the final outcome and the amounts provided will affect current and deferred income tax assets and liabilities in the period when the matter is resolved.

Deferred tax
The Group makes provision for deferred tax on temporary differences where tax recognition occurs at a different time from accounting recognition. Deferred tax assets of £3,443 million were recognised as at 31 December 2012 (2011 - £3,878 million; 2010 - £6,373 million).

The Group has recognised deferred tax assets in respect of losses, principally in the UK, and temporary differences. Deferred tax assets are recognised in respect of unused tax losses to the extent that it is probable that there will be future UK taxable profits against which the losses can be utilised. Business projections indicate that sufficient future taxable income will be available against which to offset these recognised deferred tax assets within six years (2011 - six years). The Group's cumulative losses are principally attributable to the recent unparalleled market conditions. Deferred tax assets of £3,827 million (2011 - £3,246 million; 2010 - £2,008 million) have not been recognised in respect of tax losses carried forward in jurisdictions where doubt exists over the availability of future taxable profits. Further details about the Group’s deferred tax assets are given in Note 23.

Loan impairment provisions
The Group's loan impairment provisions are established to recognise incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortised cost. A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan. Such objective evidence, indicative that a borrower’s financial condition has deteriorated, can include for loans that are individually assessed: the non-payment of interest or principal; debt renegotiation; probable bankruptcy or liquidation; significant reduction in the value of any security; breach of limits or covenants; and deteriorating trading performance and, for collectively assessed portfolios: the borrowers’ payment status and observable data about relevant macroeconomic measures.

The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan's original effective interest rate.

At 31 December 2012, loans and advances to customers classified as loans and receivables totalled £397,846 million (2011 - £427,805 million; 2010 - £482,710 million) and customer loan impairment provisions amounted to £21,136 million (2011 - £19,760 million; 2010 - £18,055 million).

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

Accounting policies continued

Collective component - this is made up of two elements: loan impairment provisions for impaired loans that are below individual assessment thresholds (collectively assessed provisions) and for loan losses that have been incurred but have not been separately identified at the balance sheet date (latent loss provisions). Collectively assessed provisions are established on a portfolio basis using a present value methodology taking into account the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends. The most significant factors in establishing these provisions are the expected loss rates and the related average life. These portfolios include mortgages, credit card receivables and other personal lending. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ materially from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates and their effect on customer spending, the unemployment level, payment behaviour and bankruptcy trends. Latent loss provisions are held against estimated impairment losses in the performing portfolio that have yet to be identified as at the balance sheet date. To assess the latent loss within its portfolios, the Group has developed methodologies to estimate the time that an asset can remain impaired within a performing portfolio before it is identified and reported as such.

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

Deposits by banks and customer accounts (held-for-trading and designated as at fair value though profit or loss) - deposits measured at fair value principally include repurchase agreements (repos) and cash collateral.

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

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. Fair value for a net open position in a financial instrument in an active market is the number of units of the instrument held times the current bid price (for financial assets) or offer price (for financial liabilities). In determining the fair value of derivative financial instruments gross long and short positions measured at current mid market prices are adjusted by bid-offer reserves calculated on a portfolio basis. Credit valuation adjustments are made when valuing derivative financial assets to incorporate counterparty credit risk. Adjustments are also made when valuing financial liabilities to reflect the Group’s own credit standing. Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. More details about the Group’s valuation methodologies and the sensitivity to reasonably possible alternative assumptions of the fair value of financial instruments valued using techniques where at least one significant input is unobservable are given in Note 11 on pages 353 to 371.

Accounting developments
International Financial Reporting Standards
A number of IFRSs and amendments to IFRS were in issue at 31 December 2012 that had effective dates of 1 January 2013 or later.

Effective for 2013
The following IFRSs and amendments to IFRS have an effective date of 1 January 2013:

IFRS 10 ‘Consolidated Financial Statements’ replaces SIC-12 ‘Consolidation - Special Purpose Entities’ and the consolidation elements of the existing IAS 27 ‘Consolidated and Separate Financial Statements’. IFRS 10 adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity so as to vary returns for the reporting entity. IFRS 10 requires retrospective application. The Group continues to assess aspects of IFRS 10. However implementation is not expected to have a material effect on the Group’s financial statements.

Accounting policies continued

IFRS 11 ‘Joint Arrangements’, which supersedes IAS 31’ Interests in Joint Ventures’, distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor’s consolidated accounts using the equity method. IFRS 11 requires retrospective application. Implementation of IFRS 11 will not have a material effect on the Group’s financial statements.

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

IAS 27 ‘Separate Financial Statements’ comprises those parts of the existing IAS 27 that deal with separate financial statements. IAS 28 ‘Investments in Associates and Joint Ventures’ covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged. These two revised standards will have no material effect on the Group’s financial statements.

Although IFRS 10-12 (as amended) and revised IAS 27 and IAS 28 have an effective date of 1 January 2013, they have been endorsed by the EU for application from 1 January 2014. However, early adoption is permitted and the Group implemented these standards from 1 January 2013.

IFRS 13 ‘Fair Value Measurement’ sets out a single IFRS framework for defining and measuring fair value and requiring disclosures about fair value measurements. Implementation of IFRS 13 will not have a material effect on the Group’s financial statements.

‘Disclosures - Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)’ amended IFRS 7 to require disclosures about the effects and potential effects on an entity’s financial position of offsetting financial assets and financial liabilities and related arrangements.

IAS 19 ‘Employee Benefits’ (revised) requires: the immediate recognition of all actuarial gains and losses eliminating the ‘corridor approach’; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, an expected rate of return will no longer be applied to assets; and all past service costs to be recognised immediately when a scheme is curtailed or amended. If the Group had adopted IAS 19 revised as at 31 December 2012, profit after tax for the period ended 31 December 2012 would have been lower by £84 million (2011 - £154 million; 2010 - £105 million) and other comprehensive income after tax higher by the same amounts.

Amendments to IAS 1 ‘Presentation of Items of Other Comprehensive Income’ require items that will never be recognised in profit or loss to be presented separately in other comprehensive income from those items that are subject to subsequent reclassification.

‘Annual Improvements 2009-2011 Cycle’ makes a number of minor changes to IFRSs. These will not have a material effect on the Group’s financial statements.

Effective after 2013
In October 2012, the IASB issued ‘Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)’. The amendments apply to ‘investment entities’: entities whose business is to invest funds solely for returns from capital appreciation, investment income or both and which evaluate the performance of their investments on a fair value basis. The amendments provide an exception to IFRS 10 by requiring investment entities to measure their subsidiaries (other than those that provide services related to the entity’s investment activities) at fair value through profit or loss, rather than consolidate them. The amendments are effective from 1 January 2014.

In December 2011, the IASB issued ’Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)’. The amendments add application guidance to IAS 32 to address inconsistencies identified in applying some of the standard’s criteria for offsetting financial assets and financial liabilities. The amendments are effective for annual periods beginning on or after 1 January 2014 and must be applied retrospectively.

The Group is reviewing these amendments to determine their effect on the Group’s financial reporting.

In November 2009, the IASB issued IFRS 9 ‘Financial Instruments’ simplifying the classification and measurement requirements in IAS 39 in respect of financial assets. The standard reduces the measurement categories for financial assets to two: fair value and amortised cost. A financial asset is classified on the basis of the entity's business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. Only assets with contractual terms that give rise to cash flows on specified dates that are solely payments of principal and interest on principal and which are held within a business model whose objective is to hold assets in order to collect contractual cash flows are classified as amortised cost. All other financial assets are measured at fair value. Changes in the value of financial assets measured at fair value are generally taken to profit or loss.

In October 2010, IFRS 9 was updated to include requirements in respect of the classification and measurement of liabilities. These do not differ markedly from those in IAS 39 except for the treatment of changes in the fair value of financial liabilities that are designated as at fair value through profit or loss attributable to own credit; these must be presented in other comprehensive income.

In December 2011, the IASB issued amendments to IFRS 9 and to IFRS 7 ‘Financial Instruments: Disclosures’ delaying the effective date of IFRS 9 to annual periods beginning on or after 1 January 2015 and introducing revised transitional arrangements including additional transition disclosures. If an entity implements IFRS 9 in 2012 the amendments permit it either to restate comparative periods or to provide the additional disclosures. Additional transition disclosures must be given if implementation takes place after 2012.

IFRS 9 makes major changes to the framework for the classification and measurement of financial instruments and will have a significant effect on the Group's financial statements. The Group is assessing the effect of IFRS 9 which will depend on the results of IASB's reconsideration of IFRS 9’s classification and measurement requirements and the outcome of the other phases in the development of IFRS 9.

Notes on the consolidated accounts

1 Net interest income

	2012	2011	2010
	£m	£m	£m
Loans and advances to customers	16,188	17,827	18,712
Loans and advances to banks	493	680	575
Debt securities	1,849	2,529	3,065
Interest receivable	18,530	21,036	22,352

Customer accounts: demand deposits	853	1,149	1,231
Customer accounts: savings deposits	1,612	1,307	1,148
Customer accounts: other time deposits	1,026	1,075	1,345
Deposits by banks	600	982	1,333
Debt securities in issue	2,023	3,371	3,277
Subordinated liabilities	815	740	417
Internal funding of trading businesses	199	109	(181)
Interest payable	7,128	8,733	8,570

Net interest income	11,402	12,303	13,782

Notes on the consolidated accounts continued

2 Non-interest income

	2012	2011	2010
	£m	£m	£m
Fees and commissions receivable
Payment services	1,368	1,498	1,638
Credit and debit card fees	1,088	1,093	2,432
Lending (credit facilities)	1,480	1,707	1,863
Brokerage	548	631	652
Trade finance	314	410	423
Investment management	471	525	568
Other	440	515	617
	5,709	6,379	8,193

Fees and commissions payable
Banking	(834)	(962)	(1,892)

Income from trading activities (1)
Foreign exchange	654	1,327	1,491
Interest rate	1,932	760	1,862
Credit	737	(308)	48
Changes in fair value of own debt and derivative liabilities attributable to own credit
- debt securities in issue	(1,473)	225	(75)
- derivative liabilities	(340)	68	68
Equities	164	606	643
Commodities	(1)	3	390
Other	2	20	90
	1,675	2,701	4,517

Gain on redemption of own debt (2)	454	255	553

Other operating income
Operating lease and other rental income	876	1,307	1,394
Changes in the fair value of own debt designated as at fair value through profit or loss attributable to own credit (3)
- debt securities in issue	(2,531)	1,259	284
- subordinated liabilities	(305)	362	(35)
Changes in the fair value of securities and other financial assets and liabilities	146	150	(180)
Changes in the fair value of investment properties	(153)	(139)	(405)
Profit on sale of securities	1,146	829	432
Profit on sale of property, plant and equipment	34	22	50
Profit/(loss) on sale of subsidiaries and associates	95	(30)	(107)
Life business profits	1	1	98
Dividend income	59	54	59
Share of profits of associated entities	29	26	70
Other income (4)	138	134	(305)
	(465)	3,975	1,355

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
(2)
In March 2012 and September 2012, the Group redeemed certain notes resulting in net gains totalling £454 million being credited to profit or loss. In June 2011, the Group redeemed certain mortgage backed debt securities in exchange for cash, resulting in gains totalling £255 million being credited to profit or loss. In a series of exchange and tender offers in May 2010, the Group redeemed certain subordinated debt securities and equity preference shares in exchange for cash or senior debt. Gains of £553 million were credited to profit or loss in 2010. The exchanges involving instruments classified as liabilities all met the criteria in IFRS for treatment as the extinguishment of the original liability and the recognition of a new financial liability.

(3)	Measured as the change in fair value from movements in the year in the credit risk premium payable by the Group.
(4)	Includes income from activities other than banking and insurance.

Notes on the consolidated accounts continued

3 Operating expenses

	2012	2011	2010
	£m	£m	£m
Wages, salaries and other staff costs	6,984	7,112	7,737
Bonus tax	—	27	99
Social security costs	562	615	617
Share-based compensation	126	197	397
Pension costs
- defined benefit schemes (see Note 4)	416	348	519
- curtailment and settlement gains (see Note 4)	(41)	—	(78)
- defined contribution schemes	29	57	88
Staff costs	8,076	8,356	9,379

Premises and equipment	2,232	2,423	2,380
Other administrative expenses (1)	5,593	4,436	3,571

Property, plant and equipment (see Note 18)	1,097	1,254	1,415
Intangible assets (see Note 17)	705	585	710
Depreciation and amortisation	1,802	1,839	2,125

Write-down of goodwill and other intangible assets (see Note 17) (2)	124	80	1
	17,827	17,134	17,456

Notes:
(1)	Includes Bank levy, Payment Protection Insurance costs, Interest Rate Hedging Products redress and related costs and regulatory fines, which are discussed in more detail below.
(2)	Excludes goodwill of £394 million written-off in 2012 in respect of Direct Line Group. Refer to Note 20 for further information.

Bank levy
The Finance Act 2011 introduced an annual bank levy in the UK. The levy is collected through the existing quarterly Corporation Tax collection mechanism.

The levy is based on the total chargeable equity and liabilities as reported in the balance sheet at the end of a chargeable period. The levy is not charged on the first £20 billion of chargeable liabilities.

The levy was charged at a rate of 0.088 per cent for 2012. Three different rates applied during 2011, these average to 0.075 per cent. The cost of the levy to the Group for 2012 is £175 million (2011 - £300 million) (included in Other administrative expenses). As the Group continues to target a reduction in wholesale funding, the cost should decline over time absent further rate increase. The levy for 2013 is currently 0.13 per cent.

Payment Protection Insurance (PPI)
To reflect current experience of PPI complaints received, the Group increased its provision for PPI by £1,110 million in 2012 (2011 - £850 million), bringing the cumulative charge taken to £2.2 billion, of which £1.3 billion (59%) in redress had been paid by 31 December 2012. Of the £2.2 billion cumulative charge, £2 billion relates to redress and £0.2 billion to administrative expenses. The eventual cost is dependent upon complaint volumes, uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. The Group will continue to monitor the position closely and refresh its assumptions as more information becomes available.

Interest Rate Hedging Products redress and related costs
Following an industry-wide review conducted in conjunction with the Financial Services Authority, a charge of £700 million has been booked for redress in relation to certain interest-rate hedging products sold to small and medium-sized businesses, classified as retail clients under FSA rules. Of the £700 million charge, £575 million relates to redress and the cost of closing out hedging positions, and £125 million to administrative expenses.

Regulatory fines
On 6 February, 2013 the Group reached agreement with the Financial Services Authority, the US Department of Justice and the Commodity Futures Trading Commission in relation to the setting of LIBOR and other trading rates, including financial penalties of £381 million. The Group continues to co-operate with these and other bodies in this regard and expects it will incur some additional financial penalties related to these matters.

Notes on the consolidated accounts continued

3 Operating expenses continued
Integration costs included in operating expenses comprise expenditure incurred in respect of cost reduction and revenue enhancement programmes connected with acquisitions made by the Group.

	2012	2011	2010
	£m	£m	£m
Staff costs	—	38	210
Premises and equipment	(2)	6	3
Other administrative expenses	2	51	143
Depreciation and amortisation	—	11	20
Continuing operations	—	106	376

Restructuring costs included in operating expenses comprise:
	2012	2011	2010
	£m	£m	£m
Staff costs	700	342	341
Premises and equipment	141	155	117
Other administrative expenses	261	268	96
Depreciation and amortisation	142	—	—
Continuing operations	1,244	765	554
Discontinued operations	50	23	20
	1,294	788	574

Divestment costs included in operating expenses comprise:
	2012	2011	2010
	£m	£m	£m
Staff costs	111	84	51
Premises and equipment	(2)	11	6
Other administrative expenses	62	50	25
Continuing operations	171	145	82
Discontinued operations	85	20	—
	256	165	82

The average number of persons employed, rounded to the nearest hundred, in the continuing operations of the Group during the year, excluding temporary staff, was 123,500 (2011 - 129,200; 2010 - 138,600); on the same basis there were 15,000 people employed in discontinued operations (2011 - 15,100; 2010 - 27,200). The average number of temporary employees during 2012 was 10,900 (2011 - 11,400; 2010 - 10,800). The number of persons employed in the continuing operations of the Group at 31 December, excluding temporary staff, were as follows:

	2012	2011	2010
UK Retail	27,600	29,500	30,500
UK Corporate	13,000	13,400	13,100
Wealth	5,200	5,500	5,300
International Banking	4,000	4,900	4,900
Ulster Bank	4,400	4,400	4,400
US Retail & Commercial	15,400	16,200	16,600
Retail & Commercial	69,600	73,900	74,800
Markets	9,800	12,300	12,800
Central items	5,900	5,300	4,300
Non-Core	2,900	4,100	6,400
Business Services	30,500	31,300	31,900
Integration and restructuring	500	600	300
Total	119,200	127,500	130,500

UK	71,200	76,600	79,000
USA	22,300	23,100	23,900
Europe	9,200	9,800	9,800
Rest of the World	16,500	18,000	17,800
Total	119,200	127,500	130,500

There were 14,300 people employed in discontinued operations at 31 December 2012 (2011 - 15,100; 2010 - 15,000).

Notes on the consolidated accounts continued

Share-based payments
As described in the Remuneration report on pages 279 to 301, the Group grants share-based awards to employees principally on the following bases:

Award plan	Eligible employees	Nature of award (1)	Vesting conditions (2)	Issue dates
Sharesave	UK, Republic of Ireland, Channel Islands, Gibraltar and Isle of Man	Option to buy shares under employee savings plan	Continuing employment or leavers in certain circumstances	2013 to 2019
Deferred performance awards	All	Awards of ordinary shares	Continuing employment or leavers in certain circumstances	2013 to 2015
Restricted share awards	Senior employees	Awards of conditional shares	Continuing employment or leavers in certain circumstances and/or achievement of performance conditions	2013 to 2015
Long-term incentives (3)	Senior employees	Awards of conditional shares or share options	Continuing employment or leavers in certain circumstances and/or achievement of performance conditions	2013 to 2019

Notes:
(1)	Awards are equity-settled unless international comparability is better served by cash-settled awards.
(2)	All awards have vesting conditions and therefore some may not vest.
(3)	Long-term incentives include the Executive Share Option Plan, the Long-Term Incentive Plan and the Medium-Term Performance Plan.
(4)	The strike price of options and the fair value on granting awards of fully paid shares is the average market price over the five trading days preceding grant date.

The number of shares and exercise prices for all previous share awards have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares in June 2012.

Sharesave

	2012		2011 (1)		2010 (1)
	Average exercise price £	Shares under option (million)	Average exercise price £	Shares under option (million)	Average exercise price £	Shares under option (million)
At 1 January	3.36	64	4.88	101	5.07	104
Granted	2.49	14	2.33	30	4.34	15
Exercised	2.37	—	3.80	(1)	3.80	(1)
Cancelled	3.76	(21)	4.11	(66)	4.47	(17)
At 31 December	2.86	57	3.36	64	4.88	101

Note:
(1)	Adjusted for the sub-division and one-for-ten consolidation of ordinary shares in June 2012.

Options are exercisable within six months of vesting; 0.2 million were exercisable at 31 December 2012 (2011 - 0.3 million; 2010 - 2.3 million). The weighted average share price at the date of exercise of options was £2.78 (2011 - £4.21; 2010 - £4.51). At 31 December 2012, exercise prices ranged from £2.33 to £39.27 and the average contractual life was 3.9 years (2011 - £2.33 to £39.27 and 3.7 years; 2010 - £3.80 to £39.27 and 3.3 years). The fair value of options granted in 2012 was £28 million (2011 - £43 million; 2010 - £48 million).

Notes on the consolidated accounts continued

3 Operating expenses continued
Deferred performance awards

	2012		2011		2010
	Value at grant £m	Shares awarded (million)	Value at grant £m	Shares awarded (1) (million)	Value at grant £m	Shares awarded (1) (million)
At 1 January	756	191	1,009	267	—	—
Granted	141	50	258	58	1,043	276
Forfeited	(98)	(25)	(47)	(13)	(34)	(9)
Vested	(538)	(143)	(464)	(121)	—	—
At 31 December	261	73	756	191	1,009	267

The awards granted in 2012 vest evenly over the following three anniversaries.

Restricted share awards
	2012		2011		2010
	Value at grant £m	Shares awarded (million)	Value at grant £m	Shares awarded (1) (million)	Value at grant £m	Shares awarded (1) (million)
At 1 January	100	30	110	34	117	33
Granted	—	—	—	—	26	6
Exercised	(49)	(17)	(6)	(3)	(6)	(2)
Lapsed	(35)	(10)	(4)	(1)	(27)	(3)
At 31 December	16	3	100	30	110	34

The market value of awards exercised in 2012 was £45 million (2011 - £11 million; 2010 - £6 million).

Long-term incentives
	2012			2011			2010
	Value at grant £m	Shares awarded (million)	Options over shares (million)	Value at grant £m	Shares awarded (1) (million)	Options over shares (1) (million)	Value at grant £m	Shares awarded (1) (million)	Options over shares (1) (million)
At 1 January	345	58	37	219	25	38	122	1	41
Granted	157	59	—	154	37	1	115	24	—
Exercised	(15)	(4)	(1)	(6)	(1)	—	—	—	—
Lapsed	(112)	(15)	(16)	(22)	(3)	(2)	(18)	—	(3)
At 31 December	375	98	20	345	58	37	219	25	38

Note:
(1)	Adjusted for the sub-division and one-for-ten consolidation of ordinary shares in 2012.

The market value of awards exercised in 2012 was £10 million (2011 - £5 million; 2010 - less than £1 million). There are vested options over 18 million shares exercisable up to 2019 (2011 - 4.8 million shares up to 2019; 2010 - 3.3 million shares up to 2020).

At 31 December 2012, a provision of £1 million had been made in respect of 0.1 million share awards and 0.3 million options over shares that may be cash-settled (2011 - £3 million in respect of 0.4 million share awards and 1.4 million options over shares; 2010 - £6 million in respect of 0.3 million share awards and 1.6 million options over shares).

The fair value of options granted in 2012 was determined using a pricing model that included: expected volatility of shares determined at the grant date based on historic volatility over a period of up to seven years; expected option lives that equal the vesting period; no dividends on equity shares; and a risk-free interest rate determined from the UK gilt rates with terms matching the expected lives of the options.

Notes on the consolidated accounts continued

Variable compensation awards
The following tables analyse the Group and Markets variable compensation awards for 2012 (1).

	Group			Markets
	2012 £m	2011 £m	Change %	2012 £m	2011 £m	Change %
Non-deferred cash awards (2)	73	70	4	10	9	11
Non-deferred share awards	27	34	(21)	17	21	(19)
Total non-deferred variable compensation	100	104	(4)	27	30	(10)
Deferred bonds awards	497	589	(16)	212	264	(20)
Deferred share awards	82	96	(15)	48	66	(27)
Total deferred variable compensation	579	685	(15)	260	330	(21)
Total variable compensation pre clawback (3)	679	789	(14)	287	360	(20)
Clawback of prior year deferred awards (4)	(72)	—	—	(72)	—	—
Total variable compensation (3)	607	789	(23)	215	360	(40)

Increase in operating profit (5) in 2012	90%			68%
Variable compensation (pre clawback) as a % of operating profit (5)	20%	43%		19%	40%
Variable compensation (pre clawback) as a % of operating profit before variable compensation (6)	16%	28%		16%	25%
Variable compensation (post clawback) as a % of operating profit before variable compensation (6)	15%	28%		12%	25%
Proportion of variable compensation pre clawback that is deferred	85%	87%		91%	92%

Operating profit for the Group increased by 90% and for Markets by 68% in 2012. Variable compensation as a proportion of operating profit before variable compensation decreased to 16% from 28% in 2011 for the Group and to 16% from 25% for Markets. At a constant proportion as for 2011 variable compensation for 2012 would have been c.£500 million and c.£160 million higher for the Group and Markets, respectively.

Reconciliation of variable compensation awards to income statement charge	2012 £m	2011 £m
Variable compensation awarded	679	789
Less: deferral of charge for amounts awarded for current year	(262)	(298)
Add: current year charge for amounts deferred from prior years	299	484
Income statement charge for variable compensation (3)	716	975

	Actual		Expected
Year in which income statement charge is expected to be taken for deferred variable compensation	2011 £m	2012 £m	2013 £m	2014 and beyond £m
Variable compensation deferred from 2009 and earlier	155	75	—	—
Variable compensation deferred from 2010	329	93	78	4
Variable compensation deferred from 2011	—	190	49	21
Clawback of variable compensation	—	(59)	(10)	(3)
Variable compensation for 2012 deferred	—	—	199	63
	484	299	316	85

Notes:
(1)
The tables above relate to continuing businesses only. Discontinued businesses in 2012 amount to £24 million (2011 - £32 million). In addition 2011 has been restated to include sales incentive and long-term incentive plan expense of £12 million which has been reclassified in 2012, as well as £6 million for the UK branch-based businesses which was included in disposal groups in 2011.

(2)	Cash payments to all employees are limited to £2,000.
(3)	Excludes other performance related compensation.
(4)	Relates to the clawback of prior year variable compensation awards which forms part of the LIBOR actions taken by management detailed on page 340.
(5)	Reported operating profit before one-off and other items.
(6)	Reported operating profit pre variable compensation expense and before one-off and other items.

Notes on the consolidated accounts continued

3 Operating expenses continued
Variable compensation awards continued
LIBOR
On 6 February 2013, the Group made an announcement in relation to the investigations conducted in relation to attempts to manipulate LIBOR and the settlements reached with the FSA and US authorities. The investigations uncovered wrongdoing on the part of 21 employees, predominantly in relation to the setting of the bank’s Yen and Swiss Franc LIBOR submissions in the period October 2006 to November 2010.

The Board has acknowledged that there were serious shortcomings in our risk and control systems and also in the integrity of a small group of our employees, and has taken action to ensure full and proper accountability:

•	All 21 wrongdoers referred to in the regulatory findings have left the organisation or been subject to disciplinary action.

•	Individuals found culpable have left the bank with no 2012 variable compensation awards and full clawback of any outstanding past variable compensation applied.

•
Supervisors with accountability for the business but no knowledge or involvement in the wrongdoing have received zero variable compensation awards for 2012 and a range of clawback from prior years depending on specific findings.

•
Reduction of variable compensation awards and long-term incentive awards and prior year clawback has been made across RBS and particularly in the Markets division to account for the reputational damage of these events and the risk of additional outstanding legal and regulatory action.

The actions we have taken reinforce the messages we are sending on the how seriously the Board takes integrity and risk and control issues. The impact of such issues on our shareholders and wider stakeholders extends beyond those directly involved in LIBOR, so it is appropriate that remuneration actions have a Group-wide impact.

The cumulative impact of the Board’s actions is a deduction from employee incentive pay of over £300 million, with the Markets division bearing the greatest cost. A breakdown of how this figure has been reached is set out below:

£m
Variable compensation award reduction	110
Long term incentive award reduction	30
Clawback of prior year awards (including LTIP)	112
Committed future reduction 2013/2014	50
Total	302

4 Pensions
The Group sponsors a number of pension schemes in the UK and overseas, predominantly defined benefit schemes, whose assets are independent of the Group’s finances. The principal defined benefit scheme is The Royal Bank of Scotland Group Pension Fund (the “Main scheme”) which accounts for 85% (2011 - 85%; 2010 - 84%) of the Group’s retirement benefit obligations.

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

With effect from 1 October 2012, employees in the Main scheme and certain other UK schemes were offered a choice between accepting an increase in the charge made for membership of 5% of salary, or a retirement age of 65 for future benefits.

The Group also provides post-retirement benefits other than pensions, principally through subscriptions to private healthcare schemes in the UK and the US and unfunded post-retirement benefit plans. Provision for the costs of these benefits is charged to the income statement over the average remaining future service lives of eligible employees. The amounts are not material.

Notes on the consolidated accounts continued

Interim valuations of the Group’s schemes under IAS 19 ‘Employee Benefits’ were prepared to 31 December with the support of independent actuaries, using the following assumptions:

	Main scheme			All schemes
Principal actuarial assumptions at 31 December (weighted average)	2012%	2011%	2010%	2012%	2011%	2010%
Discount rate	4.5	5.0	5.5	4.4	5.2	5.4
Expected return on plan assets	5.3	5.7	6.7	5.3	5.6	6.3
Rate of increase in salaries	1.8	1.8	1.8	1.7	2.0	2.0
Rate of increase in pensions in payment	2.8	3.0	3.3	2.6	2.9	3.0
Inflation assumption	2.9	3.0	3.3	2.8	3.0	3.2

Discount rate
The Group discounts its defined benefit pension obligations at discount rates determined by reference to the yield on ‘high quality’ corporate bonds.

The sterling yield curve (applied to 91% of the Group’s defined benefit obligations) is constructed by reference to yields on ‘AA’ corporate bonds from which a single discount rate is derived based on a cash flow profile similar in structure and duration to the pension obligations. Significant judgement is required when setting the criteria for bonds to be included in the population from which the yield curve is derived. The criteria include issuance size, quality of pricing and the exclusion of outliers. Judgement is also required in determining the shape of the yield curve at long durations: a constant credit spread relative to gilts is assumed. In previous years, the discount rate was determined by reference to the upper quartile yield on the iBoxx over 15 year sterling corporate bond index, less a margin determined by reference to the shape of the yield curve and the spread of yields among the index’s constituents.

Discount rates for other currencies are derived using a variety of methodologies. In the case of US dollar defined pension obligations, a matching portfolio of high-quality ‘AA’ corporate bonds is used for the first 30 years’ cash flows; cash flows beyond 30 years are discounted using a yield curve determined in a similar way to the UK. For euro defined pension obligations, a similar approach to the UK has been used at 31 December 2012. However, at longer durations, rates are derived by extrapolating yields on ‘A’ and ‘AAA’ corporate bonds to derive equivalent ‘AA’ yields. Prior to 2012, extrapolation was not used at longer durations and different criteria were used to determine the reference pool of ‘AA’ bonds.

	Main scheme			All schemes
Major classes of plan assets as a percentage of total plan assets	2012%	2011%	2010%	2012%	2011%	2010%
Quoted equities	23.4	20.9	25.9	25.0	23.3	28.2
Private equity	5.4	5.8	5.4	4.7	4.9	4.5
Index-linked bonds	30.7	26.1	27.0	28.7	24.3	24.1
Government fixed interest bonds	1.9	0.9	—	2.9	2.8	1.9
Corporate and other bonds	21.1	23.9	26.2	21.0	22.2	24.8
Hedge funds	2.2	2.5	3.2	2.5	2.4	3.5
Property	4.3	3.5	3.4	4.2	3.6	3.6
Derivatives	2.2	2.4	0.9	2.0	2.1	1.2
Cash and other assets	8.7	13.8	7.8	9.0	13.7	8.1
Equity exposure of equity futures	9.0	17.7	25.6	8.4	15.7	21.4
Cash exposure of equity futures	(8.9)	(17.5)	(25.4)	(8.4)	(15.0)	(21.3)
	100.0	100.0	100.0	100.0	100.0	100.0

The Main scheme, which represents 85% of plan assets at 31 December 2012 (2011 and 2010 - 84%), is invested in a diversified portfolio of quoted and private equity, government and corporate fixed-interest and index-linked bonds, and other assets including property and hedge funds.

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

Notes on the consolidated accounts continued

4 Pensions continued
The Main scheme’s holdings of derivative instruments are summarised in the table below:

	2012			2011			2010
	Notional	Fair value		Notional	Fair value		Notional	Fair value
	amounts	Assets	Liabilities	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Inflation rate swaps	5,474	20	335	2,585	67	178	2,132	69	8
Interest rate swaps	19,304	3,424	2,811	15,149	2,232	1,864	10,727	270	110
Total return swaps	515	6	—	2,085	169	—	466	16	—
Currency swaps	2,539	326	259	2,861	116	117	(973)	—	1
Credit default swaps	709	11	12	238	6	—	—	—	—
Equity and bond futures	2,109	16	17	3,745	80	10	4,851	49	14
Currency forwards	8,551	41	—	2,078	8	—	4,883	35	91
Equity and bond call options	963	94	—	814	67	4	—	—	—
Equity and bond put options	963	13	31	665	11	—	—	—	—

The investment strategy of other schemes is similar to that of the Main scheme, adjusted to take account of the nature of liabilities, risk appetite of the trustees, size of the scheme and any local regulatory constraints. The use of derivative instruments outside of the Main scheme is not material.

Swaps are part of the management of the inflation and interest rate sensitivity of the Main scheme liabilities. They have been executed at prevailing market rates and within standard market bid/offer spreads. The majority of swaps are with The Royal Bank of Scotland plc and National Westminster Bank Plc (the “banks”). At 31 December 2012, the gross notional value of the swaps was £28,541 million (2011 - £22,918 million; 2010 - £12,352 million) and had a net positive fair value of £370 million (2011 - £431 million; 2010 - £236 million) to the scheme.

Collateral is required on all swap transactions with those between the banks and the Main scheme on terms that do not allow the banks to re-hypothecate. The banks had delivered £521 million of collateral at 31 December 2012 (2011 - £375 million; 2010 - £210 million).

Ordinary shares of the company with a fair value of £4 million (2011 - £3 million; 2010 - £9 million) are held by the Group's Main scheme which also holds other financial instruments issued by the Group with a value of £610 million (2011 - £424 million; 2010 - £264 million).

The expected return on plan assets at 31 December is based upon the weighted average of the following assumed returns on the major classes of plan assets, allowing for the net impact of derivatives on the risk and return profile:

	Main scheme			All schemes
	2012%	2011%	2010%	2012%	2011%	2010%
Quoted equities	7.7	7.7	7.7	7.8	7.7	7.5
Private equity	7.7	7.7	7.7	7.7	7.7	7.7
Index-linked bonds	3.2	3.1	4.2	3.2	3.1	4.0
Government fixed interest bonds	3.2	3.1	—	2.9	2.8	2.9
Corporate and other bonds	4.2	4.7	5.5	4.2	4.7	5.2
Hedge funds	6.0	6.0	6.0	6.0	6.0	5.3
Property	6.7	6.7	6.7	6.7	6.5	6.4
Cash and other assets	2.6	2.6	4.0	2.6	2.9	3.7
Equity exposure of equity futures	7.7	7.7	7.7	7.7	7.7	7.7
Cash exposure of equity futures	2.6	2.6	4.0	2.6	2.6	4.0
Total fund	5.3	5.7	6.7	5.3	5.6	6.3

Post-retirement mortality assumptions (Main scheme)	2012	2011	2010
Longevity at age 60 for current pensioners (years)
Males	27.5	27.3	27.2
Females	29.8	29.6	29.6

Longevity at age 60 for future pensioners currently aged 40 (years)
Males	29.5	29.3	29.3
Females	31.0	30.9	30.8

Notes on the consolidated accounts continued

	Main scheme			All schemes
Changes in value of net pension deficit	Fair value of plan assets £m	Present value of defined benefit obligations £m	Net pension deficit £m	Fair value of plan assets £m	Present value of defined benefit obligations £m	Net pension deficit £m
At 1 January 2011	19,110	21,092	1,982	22,816	24,999	2,183
Currency translation and other adjustments	—	—	—	(30)	(33)	(3)
Income statement
Expected return	1,258		(1,258)	1,488		(1,488)
Interest cost		1,150	1,150		1,354	1,354
Current service cost		327	327		440	440
Past service cost		39	39		43	43
	1,258	1,516	258	1,488	1,837	349
Statement of comprehensive income
- Actuarial gains and losses	759	1,096	337	636	1,217	581
Contributions by employer	733	—	(733)	1,059	—	(1,059)
Contributions by plan participants and other scheme members	—	—	—	10	10	—
Benefits paid	(698)	(698)	—	(840)	(840)	—
Expenses included in service cost	(51)	(51)	—	(53)	(53)	—
At 1 January 2012	21,111	22,955	1,844	25,086	27,137	2,051
Currency translation and other adjustments	—	—	—	(65)	(77)	(12)
Income statement
Expected return	1,178		(1,178)	1,390		(1,390)
Interest cost		1,137	1,137		1,330	1,330
Current service cost		319	319		426	426
Past service cost		80	80		80	80
Gains on curtailments and settlements		—	—		(41)	(41)
	1,178	1,536	358	1,390	1,795	405
Statement of comprehensive income
- Actuarial gains and losses	210	1,988	1,778	373	2,643	2,270
Contributions by employer	773	—	(773)	977	—	(977)
Contributions by plan participants and other scheme members	—	—	—	10	10	—
Benefits paid	(772)	(772)	—	(910)	(910)	—
Assets and obligations extinguished on settlements	—	—	—	(360)	(360)	—
Expenses included in service cost	(59)	(59)	—	(67)	(67)	—
Transfer to disposal groups	—	—	—	(64)	(61)	3
At 31 December 2012	22,441	25,648	3,207	26,370	30,110	3,740

Net pension deficit comprises	2012 £m	2011 £m	2010 £m
Net assets of schemes in surplus (included in Prepayments, accrued income and other assets, Note 19)	(144)	(188)	(105)
Net liabilities of schemes in deficit	3,884	2,239	2,288
	3,740	2,051	2,183

Notes on the consolidated accounts continued

4 Pensions continued
The pension charge to the income statement comprises:
	2012 £m	2011 £m	2010 £m
Continuing operations	375	348	441
Discontinued operations	30	1	21
	405	349	462

Curtailment gains of £9 million (2011 - nil; 2010 - £78 million) were recognised in 2012 arising from changes to pension benefits in a subsidiary’s scheme. Settlement gains of £32 million were recognised in 2012 (2011 and 2010 - nil) in respect of subsidiaries schemes.

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

The Group and the Trustees of the Main scheme agreed the funding valuation as at 31 March 2010 in 2011. It showed that the value of liabilities exceeded the value of assets by £3.5 billion as at 31 March 2010, a ratio of assets to liabilities of 84%. In order to eliminate this deficit, the Group will pay additional contributions each year over the period 2011 to 2018. Contributions started at £375 million per annum in 2011, increasing to £400 million per annum in 2013 and from 2016 onwards will be further increased in line with price inflation. These contributions are in addition to the regular annual contributions of around £250 million for future accrual of benefits.

The Group expects to contribute a total of £766 million to its defined benefit pension schemes in 2013 (Main scheme - £650 million). Of the net liabilities of schemes in deficit, £168 million (relates to unfunded schemes.

Cumulative net actuarial losses of £7,075 million (2011 - £4,805 million; 2010 - £4,224 million) have been recognised in the statement of comprehensive income, of which £5,367 million losses (2011 - £3,589 million; 2010 - £3,252 million) relate to the Main scheme.

	Main scheme					All schemes
History of defined benefit schemes	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Fair value of plan assets	22,441	21,111	19,110	16,603	14,804	26,370	25,086	22,816	27,925	25,756
Present value of defined benefit obligations	25,648	22,955	21,092	18,675	15,594	30,110	27,137	24,999	30,830	27,752
Net deficit	3,207	1,844	1,982	2,072	790	3,740	2,051	2,183	2,905	1,996

Experience (losses)/gains on plan liabilities	(232)	(208)	(858)	135	(55)	(207)	(200)	(882)	328	(65)
Experience gains/(losses) on plan assets	210	759	1,718	993	(4,784)	373	636	1,797	1,344	(6,051)
Actual return/(loss) on pension schemes assets	1,388	2,017	2,832	2,022	(3,513)	1,763	2,124	3,225	2,897	(4,186)
Actual return/(loss) on pension schemes assets - %	6.6%	10.6%	17.2%	13.8%	(19.0%)	7.1%	9.3%	15.6%	11.4%	(14.5%)

Notes on the consolidated accounts continued

The table below sets out the sensitivities of the pension cost for the year and the present value of defined benefit obligations at 31 December to a change in the principal actuarial assumptions:

	Main scheme						All schemes
	Increase/(decrease)						Increase/(decrease)
	in pension cost for year			in obligation at 31 December			in pension cost for year			in obligation at 31 December
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
0.25% increase in the discount rate	(66)	(13)	(17)	(1,199)	(1,019)	(925)	(79)	(20)	(25)	(1,392)	(1,181)	(1,079)
0.25% increase in inflation	58	60	59	995	911	799	67	71	69	1,129	1,040	918
0.25% additional rate of increase in pensions in payment	39	39	37	690	618	527	45	45	43	782	691	599
0.25% additional rate of increase in deferred pensions	18	20	21	297	285	265	21	23	25	342	322	304
0.25% additional rate of increase in salaries	9	6	6	95	56	56	12	9	11	125	79	78
Longevity increase of 1 year	35	33	34	647	566	519	39	41	40	727	671	588

5 Auditor’s remuneration
Amounts paid to the Group's auditors for statutory audit and other services are set out below. All audit-related and other services are approved by the Audit Committee and are subject to strict controls to ensure the external auditor’s independence is unaffected by the provision of other services. The Audit Committee recognise that for certain assignments the auditors are best placed to perform the work economically; for other work the Group selects the supplier best placed to meet its requirements. The Group’s auditors are permitted to tender for such work in competition with other firms where the work is permissible under audit independence rules.

The analysis of auditors' remuneration is as follows:
	2012 £m	2011 £m
Fees payable for the audit of the Group’s annual accounts	4.0	4.0
Fees payable to the auditor and its associates for other services to the Group
- the audit of the company’s subsidiaries	24.4	24.6
- audit-related assurance services (1)	4.6	4.7
Total audit and audit-related assurance services fees	33.0	33.3

Taxation compliance services	0.2	0.1
Taxation advisory services	0.1	0.2
Other assurance services	2.7	2.2
Corporate finance services (2)	5.7	1.7
Consulting services	1.5	3.6
Total other services	10.2	7.8

Total	43.2	41.1

Notes:
(1)
Includes fees of £1.0 million (2011 - £0.8 million) in relation to reviews of interim financial information, £2.9 million (2011 - £2.4 million) in respect of reports to the Group’s regulators in the UK and overseas, £0.5 million (2011 - £1.0 million) in respect of internal controls assurance and £0.2 million (2011 - £0.3 million) in relation to non-statutory audit opinions.

(2)
Includes fees of £1.6 million (2011 - £1.0 million) in respect of work performed by the auditors as reporting accountants on debt and equity issuances undertaken by the Group, including securitisations, and £4.1 million (2011 - £0.7 million) in respect of reporting accountant services in connection with planned divestments by the Group.

Notes on the consolidated accounts continued

6 Tax
	2012	2011	2010
	£m	£m	£m
Current tax
Charge for the year	(495)	(168)	(321)
(Under)/over provision in respect of prior years	(63)	141	31
	(558)	(27)	(290)
Deferred tax
Credit/(charge) for the year	73	(1,158)	(737)
Over provision in respect of prior year	16	58	324
Tax charge for the year	(469)	(1,127)	(703)

The actual tax charge differs from the expected tax credit computed by applying the standard rate of UK corporation tax of 24.5% (2011 - 26.5%; 2010 - 28%) as follows:

	2012	2011	2010
	£m	£m	£m
Expected tax credit	1,265	315	44
Sovereign debt impairment where no deferred tax asset recognised	—	(275)	—
Other losses in year where no deferred tax asset recognised	(511)	(530)	(450)
Foreign profits taxed at other rates	(383)	(417)	(517)
UK tax rate change impact (1)	(149)	(112)	(83)
Unrecognised timing differences	59	(20)	11
Non-deductible goodwill impairment	—	(24)	(3)
Items not allowed for tax
- losses on disposal and write-downs	(49)	(72)	(311)
- UK bank levy	(43)	(80)	—
- regulatory fines	(93)	—	—
- employee share schemes	(9)	(113)	(32)
- other disallowable items	(246)	(258)	(296)
Non-taxable items
- gain on sale of RBS Aviation Capital	26	—	—
- gain on sale of Global Merchant Services	—	12	221
- gain on redemption of own debt	—	—	11
- other non-taxable items	104	242	341
Taxable foreign exchange movements	(1)	4	4
Losses brought forward and utilised	2	2	2
Reduction in carrying value of deferred tax asset in respect of losses in
- Australia	(191)	—	—
- Ireland	(203)	—	—
Adjustments in respect of prior years (2)	(47)	199	355
Actual tax charge	(469)	(1,127)	(703)

Notes:
(1)
In recent years the UK Government has steadily reduced the rate of UK corporation tax, with the latest enacted rate standing at 23% with effect from 1 April 2013. A further reduction of the rate to 21% with effect from 1 April 2014 was announced on 5 December 2012 but not substantively enacted at the balance sheet date. Accordingly, the closing deferred tax assets and liabilities have been calculated at 23%.

(2)
Prior year tax adjustments include releases of tax provisions in respect of structured transactions and investment disposals and adjustments to reflect submitted tax computations in the UK and overseas.

Notes on the consolidated accounts continued

7 Profit attributable to preference shareholders and paid-in equity holders
	2012 £m	2011 £m	2010 £m
Preference shareholders
Non-cumulative preference shares of US$0.01	153	—	105
Non-cumulative preference shares of €0.01	115	—	—
Non-cumulative preference shares of £1	5	—	—

Paid-in equity holders
Interest on securities classified as equity, net of tax	15	—	19
Total (1)	288	—	124

Notes:
(1)	Discretionary dividends on certain non-cumulative preference shares and discretionary distributions on certain innovative securities recommenced on 4 May 2012.
(2)
Between 1 January 2013 and the date of approval of these accounts, dividends amounting to US$107 million and £0.4 million have been declared in respect of equity preference shares for payment on 28 March 2013.

8 Ordinary dividends
The company did not pay an ordinary dividend in 2012, 2011 or 2010.

9 Earnings per ordinary and B share
Earnings per ordinary and B share have been calculated based on the following:
	2012 £m	2011 £m	2010 £m
Earnings
Loss attributable to ordinary and B shareholders	(5,971)	(1,997)	(1,125)
Loss/(profit) from discontinued operations attributable to ordinary and B shareholders	60	(306)	204
Gain on redemption of preference shares and paid-in equity	—	—	610
Loss from continuing operations attributable to ordinary and B shareholders	(5,911)	(2,303)	(311)

Weighted average number of shares (millions)
Ordinary shares in issue during the year	5,902	5,722	5,625
Effect of convertible B shares in issue during the year	5,100	5,100	5,100
Weighted average number of ordinary shares and effect of convertible B shares in issue during the year (1)	11,002	10,822	10,725

Note:
(1)	2011 and 2010 have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares in June 2012.

Notes on the consolidated accounts continued

10 Financial instruments - classification
The following tables show the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.

	Held-for- trading	Designated as at fair value through profit or loss	Hedging derivatives	Available- for-sale	Loans and receivables	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—		—	79,290				79,290
Loans and advances to banks
- reverse repos	33,394	—		—	1,389				34,783
- other (1)	13,265	—		—	15,903				29,168
Loans and advances to customers
- reverse repos	70,025	—		—	22				70,047
- other (2)	24,841	189		—	397,824		7,234		430,088
Debt securities	78,340	873		73,737	4,488				157,438
Equity shares	13,329	533		1,370					15,232
Settlement balances	—	—		—	5,741				5,741
Derivatives	433,264		8,639						441,903
Intangible assets								13,545	13,545
Property, plant and equipment								9,784	9,784
Deferred tax								3,443	3,443
Prepayments, accrued income and other assets	—	—		—	—			7,820	7,820
Assets of disposal groups								14,013	14,013
	666,458	1,595	8,639	75,107	504,657		7,234	48,605	1,312,295

Liabilities
Deposits by banks
- repos	36,370	—				7,962			44,332
- other (3)	30,571	—				26,502			57,073
Customer accounts
- repos	82,224	—				5,816			88,040
- other (4)	12,077	6,323				414,839			433,239
Debt securities in issue (5)	10,879	23,614				60,099			94,592
Settlement balances	—	—				5,878			5,878
Short positions	27,591	—							27,591
Derivatives	428,537		5,796						434,333
Accruals, deferred income and other liabilities	—	—				1,684	12	13,105	14,801
Retirement benefit liabilities								3,884	3,884
Deferred tax								1,141	1,141
Subordinated liabilities	—	1,128				25,645			26,773
Liabilities of disposal groups								10,170	10,170
	628,249	31,065	5,796			548,425	12	28,300	1,241,847
Equity									70,448
									1,312,295

For the notes to this table refer to page 351.

	Held-for- trading	Designated as at fair value through profit or loss	Hedging derivatives	Available- for-sale	Loans and receivables	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—		—	79,269				79,269
Loans and advances to banks
- reverse repos	34,659	—		—	4,781				39,440
- other (1)	20,317	—		—	23,553				43,870
Loans and advances to customers
- reverse repos	53,584	—		—	7,910				61,494
- other (2)	25,322	476		—	419,895		8,419		454,112
Debt securities	95,076	647		107,298	6,059				209,080
Equity shares	12,433	774		1,976					15,183
Settlement balances	—	—		—	7,771				7,771
Derivatives	521,935		7,683						529,618
Intangible assets								14,858	14,858
Property, plant and equipment								11,868	11,868
Deferred tax								3,878	3,878
Prepayments, accrued income and other assets	—	—		—	1,309			9,667	10,976
Assets of disposal groups								25,450	25,450
	763,326	1,897	7,683	109,274	550,547		8,419	65,721	1,506,867

Liabilities
Deposits by banks
- repos	23,342	—				16,349			39,691
- other (3)	34,172	—				34,941			69,113
Customer accounts
- repos	65,526	—				23,286			88,812
- other (4)	14,286	5,627				394,230			414,143
Debt securities in issue (5)	11,492	35,747				115,382			162,621
Settlement balances	—	—				7,477			7,477
Short positions	41,039	—							41,039
Derivatives	518,102		5,881						523,983
Accruals, deferred income and other liabilities	—	—				1,683	19	21,423	23,125
Retirement benefit liabilities								2,239	2,239
Deferred tax								1,945	1,945
Insurance liabilities								6,312	6,312
Subordinated liabilities	—	903				25,416			26,319
Liabilities of disposal groups								23,995	23,995
	707,959	42,277	5,881			618,764	19	55,914	1,430,814
Equity									76,053
									1,506,867

For the notes to this table refer to page 351.

Notes on the consolidated accounts continued

10 Financial instruments - classification continued

	Held-for- trading	Designated as at fair value through profit or loss	Hedging derivatives	Available- for-sale	Loans and receivables	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
2010	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—		—	57,014				57,014
Loans and advances to banks
- reverse repos	38,215	—		—	4,392				42,607
- other (1)	26,082	—		—	31,829				57,911
Loans and advances to customers
- reverse repos	41,110	—		—	11,402				52,512
- other (2)	19,903	1,100		—	471,308		10,437		502,748
Debt securities	98,869	402		111,130	7,079				217,480
Equity shares	19,186	1,013		1,999					22,198
Settlement balances	—	—		—	11,605				11,605
Derivatives	421,648		5,429		—				427,077
Intangible assets								14,448	14,448
Property, plant and equipment								16,543	16,543
Deferred tax								6,373	6,373
Prepayments, accrued income and other assets	—	—		—	1,306			11,270	12,576
Assets of disposal groups								12,484	12,484
	665,013	2,515	5,429	113,129	595,935		10,437	61,118	1,453,576

Liabilities
Deposits by banks
- repos	20,585	—				12,154			32,739
- other (3)	28,216	—				37,835			66,051
Customer accounts
- repos	53,031	—				29,063			82,094
- other (4)	14,357	4,824				409,418			428,599
Debt securities in issue (5)	7,730	43,488				167,154			218,372
Settlement balances	—	—				10,991			10,991
Short positions	43,118	—							43,118
Derivatives	419,103		4,864						423,967
Accruals, deferred income and other liabilities	—	—				1,793	458	20,838	23,089
Retirement benefit liabilities								2,288	2,288
Deferred tax								2,142	2,142
Insurance liabilities								6,794	6,794
Subordinated liabilities	—	1,129				25,924			27,053
Liabilities of disposal groups								9,428	9,428
	586,140	49,441	4,864			694,332	458	41,490	1,376,725
Equity									76,851
									1,453,576

For the notes to this table refer to page 351.

Amounts included in the consolidated income statement:
	2012 £m	2011 £m	2010 £m
(Losses)/gains on financial assets/liabilities designated as at fair value through profit or loss	(2,612)	1,761	279
(Losses)/gains on disposal or settlement of loans and receivables	(76)	59	267

Notes:
(1)	Includes items in the course of collection from other banks of £1,531 million (2011 - £1,470 million; 2010 - £1,958 million).
(2)
The change in fair value of loans and advances to customers designated as at fair value through profit or loss attributable to changes in credit risk was a £22 million credit for the year and cumulatively a credit of £44 million (2011 - £31 million charge, cumulative £71 million credit; 2010 - £20 million charge, cumulative £82 million credit).

(3)	Includes items in the course of transmission to other banks of £521 million (2011 - £506 million; 2010 - £577 million).
(4)
The carrying amount of other customer accounts designated as at fair value through profit or loss is £305 million (2011 - £166 million; 2010 - £233 million) higher than the principal amount. No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial, measured as the change in fair value from movements in the period in the credit risk premium payable. The amounts include investment contracts with a carrying value of nil (2011 - £38 million; 2010 - £41 million).

(5)
Comprises bonds and medium term notes of £88,723 million (2011 - £129,780 million; 2010 - £154,282 million) and certificates of deposit and other commercial paper of £5,869 million (2011 - £32,841 million; 2010 - £64,090 million).

Reclassification of financial instruments
The Group has reclassified financial assets from the held-for-trading (HFT) and available-for-sale (AFS) categories into the loans and receivables (LAR) category (as permitted by paragraph 50D of IAS 39 as amended) and from the held-for-trading category into the available-for-sale category (as permitted by paragraph 50B of IAS 39 as amended).

The tables below show the carrying value, fair value and the effect on profit or loss of reclassifications undertaken by the Group in 2008 and 2009. There were no reclassifications in 2010, 2011 or 2012.

			Amount recognised in income statement		Amount that would have been recognised had reclassification not occurred	(Increase)/ reduction in profit or loss as a result of reclassification
	Carrying value	Fair value	Income	Impairment releases/ (losses)
2012	£m	£m	£m	£m	£m	£m
Reclassified from HFT to LAR
Loans	2,892	2,546	42	15	517	460
Debt securities	1,671	1,333	(120)	(6)	251	377
	4,563	3,879	(78)	9	768	837

Reclassified from HFT to AFS (1)
Debt securities	1,548	1,548	(158)	(20)	25	203

Reclassified from AFS to LAR (2)
Debt securities	167	90	7	—	7	—
	6,278	5,517	(229)	(11)	800	1,040

For the notes to this table refer to page 352.

Notes on the consolidated accounts continued

10 Financial instruments - classification continued

			Amount recognised in income statement		Amount that would have been recognised had reclassification not occurred	(Increase)/ reduction in profit or loss as a result of reclassification
	Carrying value	Fair value	Income	Impairment releases/ (losses)
2011	£m	£m	£m	£m	£m	£m
Reclassified from HFT to LAR
Loans	4,128	3,305	156	18	296	122
Debt securities	2,645	1,930	32	(7)	(284)	(309)
	6,773	5,235	188	11	12	(187)

Reclassified from HFT to AFS (1)
Debt securities	4,176	4,176	(84)	(61)	(20)	125
Equity securities	—	—	—	—	1	1
	4,176	4,176	(84)	(61)	(19)	126

Reclassified from AFS to LAR (2)
Debt securities	248	229	(11)	(13)	(24)	—
	11,197	9,640	93	(63)	(31)	(61)

2010
Reclassified from HFT to LAR
Loans	5,378	4,428	234	(146)	491	403
Debt securities	3,530	3,121	48	(17)	424	393
	8,908	7,549	282	(163)	915	796

Reclassified from HFT to AFS (1)
Debt securities	6,446	6,446	441	53	765	271
Equity securities	1	1	29	—	38	9
	6,447	6,447	470	53	803	280

Reclassified from AFS to LAR (2)
Debt securities	422	380	(31)	(50)	(81)	—
	15,777	14,376	721	(160)	1,637	1,076

Notes:
(1)	The amount taken to AFS reserves was £171 million (2011 - £152 million; 2010 - £326 million).
(2)	The amount that would have been taken to AFS reserves if reclassification had not occurred is £1 million (2011 - £24 million; 2010 - £98 million).

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

IPV is performed at a frequency to match the availability of independent data. For liquid instruments, the standard is to perform IPV daily. The minimum frequency of review in the Group is monthly for exposures in the regulatory trading book and quarterly for exposures in the regulatory banking book. Monthly meetings are held between the business and the support functions to discuss the results of the IPV and reserves process in detail. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds. The Global Pricing Unit (GPU) determines IPV policy, monitors adherence to that policy and performs additional independent reviews on highly subjective valuation issues for Markets and Non-Core.

During 2012, the Group has made a significant and ongoing investment into enhancing its already robust control environment. This included continuing investment into a global IPV and reserving tool which partly automates the process of carrying out IPV and consolidation of reserves into a single central portal.

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

Senior Management Valuation Control Committees meet formally on a monthly basis to discuss independent pricing, reserving and valuation issues relating to both Markets and Non-Core exposures. All material methodology changes require review and ratification by these committees. The committees include valuation specialists representing several independent review functions which comprise Market Risk, QuaRC and Finance.

The Group Executive Valuation Committee discusses the issues escalated by the Modelled Product Review Committee, Markets and Non-Core Senior Management Valuations Control Committees and other relevant issues. This committee covers key material and subjective valuation issues within the trading businesses and provides a ratification to the appropriateness of areas with high levels of residual valuation uncertainty. Committee members include the Group Finance Director, the Group Chief Accountant, the Group Head of Market and Insurance Risk, the Markets Chief Financial Officer, the Non-Core Chief Financial Officer, the Head of QuaRC, the Head of GPU and representation from Front Office Trading and Finance.

Valuation issues, adjustments and reserves are reported to Markets, Non-Core and Group Audit Committees. Key judgmental issues are described in the reports submitted to these Audit Committees.

Market risk metrics such as value-at-risk (VaR) and stressed value-at-risk (SVaR) cover financial instruments in Markets and Non-Core. The Group has a framework for quantify those market risks not adequately captured by standard market risk framework such as VaR and SVaR - Risks not in VaR. Refer to page 204 for details.

New products
The Group has formal review procedures owned by Group Operational Risk to ensure that new products, asset classes and risk types are appropriately reviewed to ensure, amongst other things, that valuation is appropriate. The scope of this process includes new business, markets, models, risks and structures.

Valuation hierarchy
There is a process to review and control the classification of financial instruments into the three level hierarchy established by IFRS 7. Some instruments may not easily fall into a level of the fair value hierarchy per IFRS 7 (refer to pages 359 and 360) and judgment may be required as to which level the instrument is classified.

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

•
Interest rates - these are principally benchmark interest rates such as the London Interbank Offered Rate (LIBOR), Overnight Index Swaps rate (OIS) and other quoted interest rates in the swap, bond and futures markets.

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

The Group may use consensus prices for the source of independent pricing for some assets. The consensus service encompasses the equity, interest rate, currency, commodity, credit, property, fund and bond markets, providing comprehensive matrices of vanilla prices and a wide selection of exotic products. Markets and Non-Core contribute to consensus pricing services where there is a significant interest either from a positional point of view or to test models for future business use. Data sourced from consensus pricing services is used for a combination of control processes including direct price testing, evidence of observability and model testing. In practice this means that the Group submits prices for all material positions for which a service is available.

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

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk. The following table shows credit valuation adjustments and other reserves.

Credit valuation adjustments
Valuation adjustments represent an estimate of the adjustment to fair value that a market participant would make to incorporate the risk inherent in derivative exposures. Certain credit derivative product company (CDPC) exposures were restructured during the first half of the year and the credit valuation adjustment methodology applied to these exposures was updated to reflect the revised risk mitigation strategy that is now in place. There were no other changes to valuation methodologies.

	2012 £m	2011 £m	2010 £m
Credit valuation adjustments (CVA)
- monoline insurers	192	1,198	2,443
- credit derivative product companies	314	1,034	490
- other counterparties	2,308	2,254	1,714
	2,814	4,486	4,647
Bid-offer, liquidity, funding, valuation and other reserves (1)	1,997	2,704	2,797
Valuation reserves	4,811	7,190	7,444

Note:
(1)
Includes bid-offer reserves of £625 million (2011 - £806 million), funding valuation adjustment of £475 million (2011 - £552 million), product and deal specific reserves of £763 million (2011 - £1,040 million), valuation basis reserves of £103 million (2011 - £253 million) and other reserves of £31 million (2011 - £53 million).

Key points
•
Restructuring of certain monoline exposures resulted in gross exposure reducing from £1.9 billion at 31 December 2011 to £0.6 billion at 31 December 2012 and the CVA decreasing. Tighter credit spreads also contributed to the reduction in credit valuation adjustments.

•
CDPCs gross exposure decreased by £1.3 billion from £1.9 billion in December 2011 to £0.6 billion at 31 December 2012. This was primarily driven by tighter credit spreads of the underlying reference loans and bonds together with a decrease in the relative value of senior tranches compared with the underlying reference portfolio and the impact of restructuring certain exposures in the first half of the year. The valuation adjustment, incorporating transactions and related risk mitigation strategies that are now in place, decreased on an absolute basis in line with the decrease in exposure while remaining stable on a relative basis.

•
The increase in credit valuation adjustment held against exposure to other counterparties was driven by the impact of counterparty rating downgrades and an increase in sector specific reserves, partially offset by tighter credit spreads.

•	Within other reserves, bid-offer reserves decreased, primarily reflecting restructuring in the second half of 2012, due to risk reduction and the impact of Greek government debt restructuring.

Notes on the consolidated accounts continued

11 Financial instruments - valuation continued
Monoline insurers
The Group has purchased protection from monoline insurers (‘monolines’), mainly against specific asset-backed securities. Monolines specialise in providing credit protection against the principal and interest cash flows due to the holders of debt instruments in the event of default by the debt instrument counterparty. This protection is typically held in the form of derivatives such as credit default swaps (CDSs) referencing underlying exposures held directly or synthetically by the Group.

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

Credit derivative product companies (CDPC)
A CDPC is a company that sells protection on credit derivatives. CDPCs are similar to monoline insurers, however they are not regulated as insurers.

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

The Group has predominantly traded senior tranches with CDPCs, the average attachment and detachment points are 16% and 49% respectively (2011 - 13% and 47%; 2010 - 13% and 49%), and the majority of the loans and bonds in the reference portfolios are investment grade.

The gross mark-to-market of the CDPC protection is determined using industry standard models. Trade restructurings during the second half of 2012 provided market evidence of the fair value of certain CDPC exposures resulting in valuation adjustments of £279 million at 31 December 2012. These adjustments are also included in the table above. For trades facing other CDPCs, the methodology employed to calculate the CDPC CVA is different to that outlined above for monolines, as there are no market observable credit spreads and recovery levels for these entities. The level of expected loss on these CDPC exposures is estimated with reference to risk mitigation strategies.

Other counterparties
The CVA for all other counterparties is calculated on a portfolio basis reflecting an estimate of the amount a third party would charge to assume the credit risk.

Where exposure exists to a counterparty that is considered to be close to default, the CVA is calculated by applying expected losses to the current level of exposure. Otherwise, expected losses are applied to estimated potential future exposures which are modelled to reflect the volatility of the market factors which drive the exposures and the correlation between those factors. Potential future exposures arising from vanilla products (including interest rate and foreign exchange derivatives) are modelled jointly using the Group's core counterparty risk systems. The majority of the Group's CVA held in relation to other counterparties arises on these vanilla products together with exposures to counterparties which are considered to be close to default. The exposures arising from all other product types are modelled and assessed individually. The potential future exposure to each counterparty is the aggregate of the exposures arising on the underlying product types.

The correlation between exposure and counterparty risk is also incorporated within the CVA calculation where this risk is considered significant. The risk primarily arises on credit derivative trades where the default risk of the referenced entity is correlated with the counterparty risk. The risk also arises on trades with emerging market counterparties where the gross mark-to-market value of the trade, and therefore the counterparty exposure, increases as the strength of the local currency declines.

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

The discount rates applied to derivative cash-flows in determining fair value reflect any underlying collateral agreements. Collateralised derivatives are generally discounted at the relevant OIS rates at an individual trade level. Uncollateralised derivatives are discounted with reference to funding levels by applying a funding spread over benchmark interest rates on a portfolio basis (funding valuation adjustment).

Amounts deferred on initial recognition
On initial recognition of financial assets and liabilities valued using valuation techniques incorporating information other than observable market data, any difference between the transaction price and that derived from the valuation technique is deferred. Such amounts are recognised in profit or loss over the life of the transaction; when market data becomes observable; or when the transaction matures or is closed out as appropriate. At 31 December 2012, net gains of £153 million (2011 - £161 million; 2010 - £167 million) were carried forward. During the year, net gains of £39 million (2011 - £89 million; 2010 - £62 million) were deferred and £47 million (2011 - £95 million; 2010 - £99 million) recognised in the income statement.

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

For issued debt and structured notes this adjustment is based on debt issuance spreads above average inter-bank rates (at a range of tenors). Secondary senior debt issuance spreads are used in the calculation of the own credit adjustment applied to senior debt.

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

Notes on the consolidated accounts continued

11 Financial instruments - valuation continued
The following table shows the cumulative own credit adjustment recorded on securities held-for-trading (HFT), classified as fair value through profit or loss (DFV) and derivative liabilities.

	Debt securities in issue (2)
Cumulative own credit adjustment (1)	HFT £m	DFV £m	Total £m	Subordinated liabilities DFV £m	Total £m	Derivatives £m	Total (3) £m
2012	(648)	56	(592)	362	(230)	259	29
2011	882	2,647	3,529	679	4,208	602	4,810
2010	517	1,574	2,091	325	2,416	534	2,950

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn
2012	10.9	23.6	34.5	1.1	35.6
2011	11.5	35.7	47.2	0.9	48.1
2010	7.7	43.5	51.2	1.1	52.3

Notes:
(1)	The OCA does not alter cash flows and is not used for performance management. It is disregarded for regulatory capital reporting purposes and will reverse over time as the liabilities mature.
(2)	Consists of wholesale and retail note issuances.
(3)
The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by conversion of underlying currency balances at spot rates for each period, whereas the income statement includes intra-period foreign exchange sell-offs.

Key points
•	The own credit adjustment decreased significantly during the year primarily due to tightening of credit spreads, reflecting improved investor perception of RBS.

•
Senior issued debt adjustments are determined with reference to secondary debt issuance spreads. At 31 December 2012, the five year level tightened to c.100 basis points from c.450 basis points at 31 December 2011, primarily due to increased demand from investors following quantitative easing measures from the European Central Bank and US Federal Reserve and the announcement of the Group’s liability management exercise.

•
Significant tightening of credit spreads, buy-backs exceeding issuances and the impact of buying back certain securities at lower spreads than at issuance, resulted in cumulative own credit adjustment of £29 million at 31 December 2012.

•	Derivative liability own credit adjustment decreased as credit default swap spreads tightened.

Valuation hierarchy
The following tables show financial instruments carried at fair value on the Group’s balance sheet by valuation hierarchy - level 1, level 2 and level 3.

	2012				2011				2010
	Level 1 £bn	Level 2 £bn	Level 3 £bn	Total £bn	Level 1 £bn	Level 2 £bn	Level 3 £bn	Total £bn	Level 1 £bn	Level 2 £bn	Level 3 £bn	Total £bn
Assets
Loans and advances to banks
Reverse repos	—	33.4	—	33.4	—	34.7	—	34.7	—	38.2	—	38.2
Derivative collateral	—	12.8	—	12.8	—	19.7	—	19.7	—	25.1	—	25.1
Other	—	0.1	0.4	0.5	—	0.2	0.4	0.6	—	0.6	0.4	1.0
	—	46.3	0.4	46.7	—	54.6	0.4	55.0	—	63.9	0.4	64.3
Loans and advances to customers
Reverse repos	—	70.0	—	70.0	—	53.6	—	53.6	—	41.1	—	41.1
Derivative collateral	—	22.5	—	22.5	—	22.0	—	22.0	—	14.4	—	14.4
Other	—	1.9	0.6	2.5	—	3.4	0.4	3.8	—	6.2	0.4	6.6
	—	94.4	0.6	95.0	—	79.0	0.4	79.4	—	61.7	0.4	62.1
Debt securities
UK government	15.6	0.1	—	15.7	22.4	—	—	22.4	13.5	—	—	13.5
US government	31.0	5.4	—	36.4	35.5	5.0	—	40.5	31.0	7.0	—	38.0
Other government	34.4	8.9	—	43.3	53.9	8.7	—	62.6	62.3	13.6	—	75.9
Corporate	—	2.2	0.1	2.3	—	5.0	0.5	5.5	—	6.5	1.2	7.7
Financial institutions	2.6	48.0	4.7	55.3	3.0	61.6	7.4	72.0	3.5	64.8	7.0	75.3
	83.6	64.6	4.8	153.0	114.8	80.3	7.9	203.0	110.3	91.9	8.2	210.4
Of which ABS
RMBS	—	38.5	0.9	39.4	—	48.2	0.6	48.8	—	46.1	0.4	46.5
CMBS	—	3.7	—	3.7	—	2.1	0.1	2.2	—	3.4	0.3	3.7
CDO	—	0.2	0.5	0.7	—	0.2	1.7	1.9	—	0.9	2.4	3.3
CLO	—	0.6	2.4	3.0	—	1.5	3.7	5.2	—	3.6	2.1	5.7
Other	—	2.1	0.4	2.5	—	3.1	0.9	4.0	—	4.0	1.4	5.4

Equity shares	13.1	1.3	0.8	15.2	12.4	1.8	1.0	15.2	18.4	2.8	1.0	22.2
Derivatives
Foreign exchange	—	61.7	1.4	63.1	—	72.9	1.6	74.5	—	83.2	0.1	83.3
Interest rate	0.1	362.7	0.6	363.4	0.2	420.8	1.1	422.1	1.7	308.3	1.7	311.7
Credit	—	9.3	1.7	11.0	—	23.1	3.8	26.9	—	23.2	3.7	26.9
Equities and commodities	—	4.3	0.1	4.4	—	5.9	0.2	6.1	0.1	4.9	0.2	5.2
	0.1	438.0	3.8	441.9	0.2	522.7	6.7	529.6	1.8	419.6	5.7	427.1
	96.8	644.6	10.4	751.8	127.4	738.4	16.4	882.2	130.5	639.9	15.7	786.1

Of which
Core	96.4	637.3	5.6	739.3	126.9	724.5	7.2	858.6	129.4	617.6	7.2	754.2
Non-Core	0.4	7.3	4.8	12.5	0.5	13.9	9.2	23.6	1.1	22.3	8.5	31.9
	96.8	644.6	10.4	751.8	127.4	738.4	16.4	882.2	130.5	639.9	15.7	786.1

Proportion	12.9%	85.7%	1.4%	100.0%	14.4%	83.7%	1.9%	100.0%	16.6%	81.4%	2.0%	100.0%

AFS debt securities included above
UK government	8.0	—	—	8.0	13.4	—	—	13.4	8.4	—	—	8.4
US government	15.5	3.5	—	19.0	18.1	2.7	—	20.8	17.8	4.4	—	22.2
Other government	10.7	5.3	—	16.0	21.6	4.0	—	25.6	26.5	6.4	—	32.9
Corporate	—	0.1	0.1	0.2	—	2.3	0.2	2.5	—	1.4	0.1	1.5
Financial institutions	0.5	27.1	2.9	30.5	0.2	39.3	5.5	45.0	0.4	41.4	4.3	46.1
	34.7	36.0	3.0	73.7	53.3	48.3	5.7	107.3	53.1	53.6	4.4	111.1

For the note to this table refer to the following page.

Notes on the consolidated accounts continued

11 Financial instruments - valuation continued

	2012				2011				2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Of which AFS ABS
RMBS	—	23.3	0.2	23.5	—	30.9	0.2	31.1	—	29.9	0.2	30.1
CMBS	—	2.3	—	2.3	—	0.7	—	0.7	—	1.2	0.1	1.3
CDO	—	0.1	0.5	0.6	—	0.2	1.4	1.6	—	0.6	1.4	2.0
CLO	—	0.4	1.9	2.3	—	1.0	3.3	4.3	—	3.5	1.5	5.0
Other	—	1.3	0.2	1.5	—	2.3	0.7	3.0	—	3.0	1.1	4.1

Equity shares	0.3	0.7	0.4	1.4	0.3	1.3	0.4	2.0	0.3	1.4	0.3	2.0
Total AFS assets	35.0	36.7	3.4	75.1	53.6	49.6	6.1	109.3	53.4	55.0	4.7	113.1

Of which
Core	34.9	35.7	0.6	71.2	53.6	46.9	0.6	101.1	52.8	49.2	1.0	103.0
Non-Core	0.1	1.0	2.8	3.9	—	2.7	5.5	8.2	0.6	5.8	3.7	10.1
	35.0	36.7	3.4	75.1	53.6	49.6	6.1	109.3	53.4	55.0	4.7	113.1

Liabilities
Deposits by banks
Repos	—	36.4	—	36.4	—	23.3	—	23.3	—	20.6	—	20.6
Derivative collateral	—	28.6	—	28.6	—	31.8	—	31.8	—	26.6	—	26.6
Other	—	1.9	0.1	2.0	—	2.4	—	2.4	—	1.6	—	1.6
	—	66.9	0.1	67.0	—	57.5	—	57.5	—	48.8	—	48.8
Customer accounts
Repos	—	82.2	—	82.2	—	65.5	—	65.5	—	53.0	—	53.0
Derivative collateral	—	8.0	—	8.0	—	9.2	—	9.2	—	10.4	—	10.4
Other	—	10.3	0.1	10.4	—	10.8	—	10.8	—	8.7	0.1	8.8
	—	100.5	0.1	100.6	—	85.5	—	85.5	—	72.1	0.1	72.2
Debt securities in issue	—	33.1	1.4	34.5	—	45.0	2.2	47.2	—	49.0	2.2	51.2
Short positions	23.6	4.0	—	27.6	34.4	6.3	0.3	41.0	35.0	7.3	0.8	43.1
Derivatives
Foreign exchange	—	69.3	1.2	70.5	—	80.6	0.4	81.0	0.1	89.3	—	89.4
Interest rate	0.1	345.0	0.4	345.5	0.4	405.2	1.1	406.7	0.2	298.0	1.0	299.2
Credit	—	9.6	0.8	10.4	—	24.9	1.8	26.7	—	25.0	0.3	25.3
Equities and commodities	—	7.0	0.9	7.9	—	9.1	0.5	9.6	0.1	9.6	0.4	10.1
	0.1	430.9	3.3	434.3	0.4	519.8	3.8	524.0	0.4	421.9	1.7	424.0
Subordinated liabilities	—	1.1	—	1.1	—	0.9	—	0.9	—	1.1	—	1.1
	23.7	636.5	4.9	665.1	34.8	715.0	6.3	756.1	35.4	600.2	4.8	640.4

Of which
Core	23.7	634.4	4.7	662.8	34.8	708.9	5.7	749.4	35.4	586.9	3.8	626.1
Non-Core	—	2.1	0.2	2.3	—	6.1	0.6	6.7	—	13.3	1.0	14.3
	23.7	636.5	4.9	665.1	34.8	715.0	6.3	756.1	35.4	600.2	4.8	640.4

Proportion	3.6%	95.7%	0.7%	100.0%	4.6%	94.6%	0.8%	100.0%	5.5%	93.7%	0.8%	100.0%
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

The type of instruments that trade in markets that are not considered to be active, but are based on quoted market prices, banker dealer quotations, or alternative pricing sources with reasonable levels of price transparency and those instruments valued using techniques include non-G10 government securities, most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.

Level 3: instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, the Group determines a reasonable level for the input. Financial instruments primarily include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, certain emerging markets instruments, unlisted equity shares, certain residual interests in securitisations, majority of CDOs, other mortgage-backed products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

The following table analyses level 3 balances and related valuation sensitivities.

	2012			2011			2010
	Sensitivity (1)			Sensitivity (1)			Sensitivity (1)
	Balance	Favourable	Unfavourable	Balance	Favourable	Unfavourable	Balance	Favourable	Unfavourable
	£bn	£m	£m	£bn	£m	£m	£bn	£m	£m
Assets
Loans and advances
- banks	0.4	50	(30)	0.4	40	(50)	0.4	40	(40)
- customers	0.6	90	(40)	0.4	80	(20)	0.4	30	(20)
Debt securities
Corporate	0.1	10	(10)	0.5	30	(30)	1.2	210	(170)
Financial institutions	4.7	360	(180)	7.4	560	(180)	7.0	540	(180)
	4.8	370	(190)	7.9	590	(210)	8.2	750	(350)
Equity shares	0.8	60	(100)	1.0	140	(130)	1.0	160	(160)
Derivatives
Foreign exchange	1.4	140	(40)	1.6	100	(100)	0.1	—	—
Interest rate	0.6	60	(80)	1.1	80	(80)	1.7	150	(140)
Credit	1.7	230	(230)	3.8	680	(400)	3.7	1,180	(1,110)
Equities and commodities	0.1	—	—	0.2	—	—	0.2	—	—
	3.8	430	(350)	6.7	860	(580)	5.7	1,330	(1,250)
	10.4	1,000	(710)	16.4	1,710	(990)	15.7	2,310	(1,820)

Of which ABS
RMBS	0.9	40	(50)	0.6	60	(40)	0.4	70	(50)
CMBS	—	—	—	0.1	10	—	0.3	50	(30)
CDO	0.5	80	(10)	1.7	210	(20)	2.4	180	(20)
CLO	2.4	120	(50)	3.7	90	(40)	2.1	180	(50)
Other	0.4	50	(10)	0.9	90	(40)	1.4	150	(90)

Of which AFS debt securities
Corporate	0.1	10	—	0.2	10	(10)	0.1	20	(20)
Financial institutions	2.9	170	(40)	5.5	310	(50)	4.3	280	(40)
	3.0	180	(40)	5.7	320	(60)	4.4	300	(60)
Of which AFS ABS
RMBS	0.2	10	—	0.2	10	(10)	0.2	—	—
CMBS	—	—	—	—	—	—	0.1	10	—
CDO	0.5	70	(10)	1.4	170	(10)	1.4	100	(10)
CLO	1.9	50	(10)	3.3	40	(20)	1.5	110	(10)
Other	0.2	20	(10)	0.7	70	(30)	1.1	80	(40)

Equity shares	0.4	30	(40)	0.4	70	(70)	0.3	60	(60)
Total AFS assets	3.4	210	(80)	6.1	390	(130)	4.7	360	(120)

Liabilities
Deposits by bank	0.1	—	(20)	—	—	—	—	—	—
Customer accounts	0.1	30	(30)	—	20	(20)	0.1	60	(60)
Debt securities in issue	1.4	60	(70)	2.2	80	(60)	2.2	90	(110)
Short positions	—	—	—	0.3	10	(100)	0.8	20	(50)
Derivatives
Foreign exchange	1.2	70	(30)	0.4	30	(20)	—	—	(10)
Interest rate	0.4	20	(20)	1.1	80	(90)	1.0	70	(90)
Credit	0.8	40	(90)	1.8	380	(170)	0.3	40	(40)
Equities and commodities	0.9	10	(10)	0.5	10	(10)	0.4	10	—
	3.3	140	(150)	3.8	500	(290)	1.7	120	(140)
	4.9	230	(270)	6.3	610	(470)	4.8	290	(360)

For the notes to this table refer to the following page.

Notes on the consolidated accounts continued

11 Financial instruments - valuation continued
Level 3 valuation assumptions

Assets	Valuation basis/technique	Main assumptions (2)
Loans and advances	Proprietary model	credit spreads, indices
Debt securities
RMBS	Industry standard model	prepayment rates, probability of default, loss severity and yield, recovery rates
CMBS	Proprietary model	prepayment rates, probability of default, loss severity and yield, recovery rates
CDO	Proprietary model	credit spreads, default rates, housing prices, implied collateral valuation
CLO	Industry standard simulation model	credit spreads, default rates, loss severity and yield, recovery rates
Other ABS	Proprietary model	credit spreads
Other debt securities	Proprietary model	credit spreads
Equity securities	Fund valuation statements, fundamentals valuation	performance of funds and issuers
Derivatives
Foreign exchange	Proprietary model	correlation, volatility
Interest rate	Proprietary model	correlation, volatility
Equities and commodities	Proprietary model	correlation, long dated volatility, dividends
Credit	Proprietary CVA model, industry option and correlation model	correlation, counterparty credit risk, volatility

Liabilities
Customer accounts	Proprietary model	correlation, credit spreads
Debt securities in issue	Proprietary model	correlation, volatility, model uncertainty risk
Short positions	Proprietary model	correlation, credit spreads
Derivatives
Foreign exchange	Proprietary model	correlation, volatility
Interest rate	Proprietary model	correlation, volatility
Equities and commodities	Proprietary model	correlation, long dated volatility, dividends
Credit	Proprietary CVA model, industry option and correlation model	correlation, counterparty credit risk, volatility

Notes:
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

(2)	Includes model uncertainty risk.

Key points
•
Total assets carried at fair value decreased by £130.4 billion in the year to £751.8 billion at 31 December 2012, principally reflecting decreases in derivative assets (£87.7 billion), debt securities (£50.0 billion) and derivative collateral (£6.4 billion), partially offset by increases in reverse repos (£15.1 billion).

•
Total liabilities carried at fair value decreased by £91.0 billion, with decreases in derivative liabilities (£89.7 billion), short positions (£13.4 billion), debt securities in issue (£12.7 billion) and collateral (£4.4 billion), partially offset by increases in repos (£29.8 billion).

•	Level 3 instruments in Markets comprise instruments held in the normal course of business and those in Non-Core primarily relate to legacy ABS and derivative positions.

•
Level 3 assets of £10.4 billion represented 1.4% of the total (2011 - £16.4 billion and 1.9%), a decrease of £6.0 billion (derivatives £2.9 billion and debt securities £3.1 billion). This reflected transfers from level 3 to level 2 of £1.1 billion as well as maturity and sale of instruments, particularly securities in Non-Core. These transfers from level 3 were based on the re-assessment of the impact and nature of unobservable inputs used in valuation models. £1.6 billion was transferred from level 2 to level 3, principally relating to securities of £1 billion, primarily ABS in Non-Core Markets and certain derivatives £0.4 billion.

•	Level 3 liabilities decreased by £1.4 billion during the year to £4.9 billion primarily due to buy-back and maturity of instruments.

•
The favourable and unfavourable effects of reasonably possible alternative assumptions on level 3 instruments carried at fair value were £1.0 billion (2011 - £1.7 billion) and £(0.7) billion (2011 - £(1.0) billion) respectively.

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

Where markets are liquid or very liquid, little judgment is required. However, when the information regarding the liquidity in a particular market is not clear, a judgment may need to be made. This can be made more difficult as assessing the liquidity of a market may not always be straightforward. For an equity traded on an exchange, daily volumes of trading can be seen, but for an over-the counter (OTC) derivative assessing the liquidity of the market with no central exchange can be more difficult.

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

The breadth and depth of this data allows a good assessment to be made of liquidity and pricing uncertainty, which assists with the process of allocation to an appropriate level. Where suitable independent pricing information is not readily available the instrument will be considered to be level 3.

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

Notes on the consolidated accounts continued

11 Financial instruments - valuation continued
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

Overview of sensitivity methodologies
Reasonably possible alternative assumptions of unobservable inputs are determined based on a 95% confidence interval. The assessments recognise different favourable and unfavourable valuation movements where appropriate. Each unobservable input within a product is considered separately and sensitivity is reported on an additive basis.

Alternative assumptions are determined with reference to all available evidence including consideration of the following: quality of independent pricing information taking into account consistency between different sources, variation over time, perceived tradability or otherwise of available quotes; consensus service dispersion ranges; volume of trading activity and market bias (e.g. one-way inventory); day 1 P&L arising on new trades; number and nature of market participants; market conditions; modelling consistency in the market; size and nature of risk; length of holding of position; and market intelligence.

Loans and advances to customers
Loans in level 3 primarily comprise loans to emerging market counterparties and, legacy commercial and residential mortgages.

Loans to emerging market counterparties
The trades in each loan structure are valued using curves using a proxy methodology. Each curve consists of the independent proxy value and various basis adjustments, such as those relating to loan-CDS basis, credit basis, tenor and liquidity. For the low and high valuation scenarios for the structures, these different bases are flexed up and down within the range that each one is deemed to span. The resultant maximum and minimum scenario curves are used to value the assets and liabilities in the structure separately. The low valuation scenario is the one that minimises the assets and maximises the liabilities. The high valuation scenario is the converse.

Commercial mortgages
These senior and mezzanine commercial mortgages are loans secured on commercial land and buildings that were originated or acquired by the Group for securitisation. Senior commercial mortgages carry a variable interest rate and mezzanine or more junior commercial mortgages may carry a fixed or variable interest rate. Factors affecting the value of these loans may include, but are not limited to, loan type, underlying property type and geographic location, loan interest rate, loan-to-value ratios, debt service coverage ratios, prepayment rates, cumulative loan loss information, yields, investor demand, market volatility since the last securitisation and credit enhancement. Where observable market prices for a particular loan are not available, the fair value will typically be determined with reference to observable market transactions in other loans or credit related products including debt securities and credit derivatives. Assumptions are made about the relationship between the loan and the available benchmark data.

Residential mortgages
These pools of residential mortgages were mostly acquired for securitisation before the 2008 financial crisis. Factors that affect the value, or liquidation level, of these loans are geographic location, current loan-to-value, condition of the home, and availability of eligible buyers. The loans are serviced by various mortgage servicers. Operations and the Front Office monitor the performance of these loans and the valuations are tested against an estimated recovery level as part of the IPV process. The market for non-agency securitisation remains extremely weak and is restricted to new issue prime loans.

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
Credit derivatives
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

The bespoke portfolio tranches are synthetic tranches referenced to a bespoke portfolio of corporate names on which the Group purchases credit protection. Bespoke portfolio tranches are valued using Gaussian Copula, a standard method which uses observable market inputs (credit spreads, index tranche prices and recovery rates) to generate an output price for the tranche by way of a mapping methodology. In essence this method takes the expected loss of the tranche expressed as a fraction of the expected loss of the whole underlying portfolio and calculates which detachment point on the liquid index, and hence which correlation level, coincides with this expected loss fraction. Where the inputs to this valuation technique are observable in the market, bespoke tranches are considered to be level 2 assets. Where inputs are not observable, bespoke tranches are considered to be level 3 assets. However, all transactions executed with a CDPC counterparty are considered level 3 as the valuation adjustment applied to these exposures is a significant component of these valuations.

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

Equity derivatives
Equity derivative products are split into equity exotic derivatives and equity hybrids. Exotic equity derivatives have payouts based on the performance of one or more stocks, equity funds or indices. Most payouts are based on the performance of a single asset and are valued using observable market option data. Unobservable equity derivative trades are typically complex basket options on stocks. Such basket option payouts depend on the performance of more than one equity asset and require correlations for their valuation. Valuation is then performed using industry standard valuation models, with unobservable correlation inputs calculated by reference to correlations observed between similar underlyings.

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

Exotic options do not trade in active markets except in a small number of cases. Consequently, the Group uses models to determine fair value using valuation techniques typical for the industry. These techniques can be divided firstly into modelling approaches and secondly, into methods of assessing appropriate levels for model inputs. The Group uses a variety of proprietary models for valuing exotic trades.

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

Other considerations
Valuation adjustments
CVA applied to derivative exposures to other counterparties and own credit adjustments applied to derivative liabilities (DVA) are calculated on a portfolio basis. Whilst the methodology used to calculate each of these adjustments references certain inputs which are not based on observable market data, these inputs are not considered to have a significant effect on the net valuation of the related portfolios. The classification of the derivative portfolios which the valuation adjustments are applied to is not determined by the observability of the valuation adjustments, and any related sensitivity does not form part of the level 3 sensitivities presented.

CVA is calculated by applying expected losses to potential future exposures whilst DVA is calculated by applying expected gains to potential future liabilities. Expected losses and gains are determined from market implied probability of defaults and internally assessed recovery levels. The probability of default is calculated with reference to observable credit spreads and observable recovery levels. For counterparties where observable data do not exist, the probability of default is determined from the credit spreads and recovery levels of similarly rated entities. A weighting is applied to arrive at the expected loss or gain. The weighting reflects portfolio churn and varies according to counterparty credit quality and hedging considerations.

The unobservable inputs include certain inputs used in the calculation of potential future exposures and liabilities, probabilities of default, and recovery levels together with the weightings applied. Reasonably possible alternative assumptions of unobservable inputs result in a favourable valuation movement of £68 million and an unfavourable valuation movement of £216 million.

Funding valuation adjustments
The discount rates applied to derivative cash-flows in determining fair value reflect any underlying collateral agreements. Collateralised derivatives are generally discounted at the relevant OIS rates whilst uncollateralised derivatives are discounted with reference to funding levels. Whilst the discount rates applied reference certain inputs which are not based on observable market data, these inputs are not considered to have a significant effect on the valuation of the individual trades. The classification of derivatives is not determined by the observability of the discount rates applied, and any related sensitivity does not form part of the level 3 sensitivities presented.

Reasonably possible alternative assumptions of unobservable inputs used to determine discount rates applied to collateralised derivatives result in a favourable valuation movement of £23 million and an unfavourable valuation movement of £23 million.

Own credit - issued debt
For issued debt and structured notes the own credit adjustment is based on debt issuance spreads above average inter-bank rates (at a range of tenors). Whilst certain debt issuance spreads are not based on observable market data, these inputs are not considered to have a significant effect on the valuation of individual trades. The classification of issued debt and structured notes is not determined by the observability of the debt issuance spreads applied, and any related sensitivity does not form part of the level 3 sensitivities presented.

Notes on the consolidated accounts continued

11 Financial instruments - valuation continued
Level 3 movement table
		Amounts recorded in the		Level 3 transfers								Amounts recorded in the income statement relating to instruments held at year end
	At 1 January	Income statement (1)	SOCI (2)	In	Out	Issuances	Purchases	Settlements	Sales	Foreign exchange	At 31 December	Changes in fair value	Other
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
FVTPL (3)
Loans and advances
- banks	444	5	—	28	(1)	—	—	(64)	(30)	—	382	5	—
- customers	316	3	—	20	(15)	—	589	(323)	(15)	(13)	562	(12)	3
Debt securities	2,243	136	—	619	(81)	—	1,118	(188)	(1,886)	(23)	1,938	(54)	72
Equity shares	573	(26)	—	32	(61)	—	158	(73)	(198)	(9)	396	(21)	4
Derivatives	6,732	(2,078)	—	425	(495)	—	441	(990)	(183)	(63)	3,789	(1,761)	34
FVTPL assets	10,308	(1,960)	—	1,124	(653)	—	2,306	(1,638)	(2,312)	(108)	7,067	(1,843)	113

AFS
Debt securities	5,697	100	13	391	(472)	—	37	(1,004)	(1,808)	(6)	2,948	(106)	39
Equity shares	395	74	64	74	—	—	15	(1)	(218)	(13)	390	55	12
AFS assets	6,092	174	77	465	(472)	—	52	(1,005)	(2,026)	(19)	3,338	(51)	51
	16,400	(1,786)	77	1,589	(1,125)	—	2,358	(2,643)	(4,338)	(127)	10,405	(1,894)	164

Of which ABS
- FVTPL (3)	1,304	—	162	576	(32)	—	1,050	(188)	(1,515)	(7)	1,350	(23)	29
- AFS	5,622	(12)	86	317	(457)	—	36	(955)	(1,778)	(4)	2,815	(131)	34

Liabilities
Deposits	22	87	—	50	—	—	7	—	—	2	168	78	(2)
Debt securities in issue	2,199	158	—	9	(1)	530	—	(1,521)	—	(11)	1,363	169	—
Short positions	291	(269)	—	—	—	—	3	—	(23)	—	2	—	—
Derivatives	3,811	(375)	—	877	(513)	12	161	(636)	24	(44)	3,317	(593)	—
Other financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
	6,323	(399)	—	936	(514)	542	171	(2,157)	1	(53)	4,850	(346)	(2)

Net (losses)/gains		(1,387)	77									(1,548)	166

For the notes to this table refer to page 370.

		Amounts recorded in the		Level 3 transfers								Amounts recorded in the income statement relating to instruments held at year end £m
2011	At 1 January £m	Income statement (1) £m	SOCI (2) £m	In £m	Out £m	Issuances £m	Purchases £m	Settlements £m	Sales £m	Foreign exchange £m	At 31 December £m
Assets
FVTPL (3)
Loans and advances
- banks	383	3	—	60	—	—	51	(36)	(18)	1	444	2
- customers	460	(18)	—	85	—	—	650	(820)	(46)	5	316	(13)
Debt securities	3,784	(177)	—	164	(380)	—	1,014	(149)	(2,026)	13	2,243	(61)
Equity shares	716	(46)	—	143	(33)	—	56	(96)	(162)	(5)	573	(43)
Derivatives	5,737	(511)	—	3,042	(1,441)	3	681	(688)	(146)	55	6,732	(522)
FVTPL assets	11,080	(749)	—	3,494	(1,854)	3	2,452	(1,789)	(2,398)	69	10,308	(637)

AFS
Debt securities	4,379	2	3	2,097	(21)	—	98	(817)	(47)	3	5,697	2
Equity shares	279	2	59	82	—	—	7	(1)	(29)	(4)	395	(4)
AFS assets	4,658	4	62	2,179	(21)	—	105	(818)	(76)	(1)	6,092	(2)
	15,738	(745)	62	5,673	(1,875)	3	2,557	(2,607)	(2,474)	68	16,400	(639)

Liabilities
Deposits	84	(35)	—	—	(24)	—	—	(4)	—	1	22	(25)
Debt securities in issue	2,203	(201)	—	948	(520)	688	—	(886)	—	(33)	2,199	(50)
Short positions	776	(71)	—	58	(3)	20	14	(2)	(504)	3	291	(207)
Derivatives	1,740	279	—	1,822	(240)	4	534	(197)	(169)	38	3,811	325
Other financial liabilities	1	—	—	—	(1)	—	—	—	—	—	—	—
	4,804	(28)	—	2,828	(788)	712	548	(1,089)	(673)	9	6,323	43

Net (losses)/gains		(717)	62									(682)

For notes to this table refer to page 370.

Notes on the consolidated accounts continued

11 Financial instruments - valuation continued

		Amounts recorded in the									Amounts recorded in the income statement relating to instruments held at year end
	At 1 January	Income statement (1)	SOCI (2)	Transfers in/(out) of level 3	Issuances	Purchases	Settlements	Sales	Foreign exchange	At 31 December
2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
FVTPL (3)
Loans and advances
- banks	—	—	—	359	—	24	—	—	—	383	—
- customers	1,059	169	—	(349)	—	145	(451)	(165)	52	460	38
Debt securities	2,782	294	—	1,770	—	1,973	(386)	(2,682)	33	3,784	154
Equity shares	711	414	—	(26)	—	654	—	(1,027)	(10)	716	54
Derivatives	6,429	(1,561)	—	1,728	—	948	(299)	(1,534)	26	5,737	(1,556)
FVTPL assets	10,981	(684)	—	3,482	—	3,744	(1,136)	(5,408)	101	11,080	(1,310)

AFS
Debt securities	1,325	26	511	2,909	—	306	(458)	(274)	34	4,379	10
Equity shares	749	(4)	(39)	(118)	—	22	(2)	(343)	14	279	(4)
AFS assets	2,074	22	472	2,791	—	328	(460)	(617)	48	4,658	6
	13,055	(662)	472	6,273	—	4,072	(1,596)	(6,025)	149	15,738	(1,304)

Liabilities
Deposits	103	—	—	11	—	—	(32)	—	2	84	—
Debt securities in issue	2,345	336	—	(212)	413	—	(695)	—	16	2,203	309
Short positions	184	(187)	—	792	6	—	(2)	(16)	(1)	776	(179)
Derivatives	1,987	(258)	—	(152)	—	318	(175)	(27)	47	1,740	(187)
Other financial liabilities	1	—	—	—	—	—	—	—	—	1	—
	4,620	(109)	—	439	419	318	(904)	(43)	64	4,804	(57)

Net (losses)/gains		(553)	472								(1,247)

Notes:
(1)
Net losses on HFT instruments of £1,528 million (2011 - £860 million; 2010 - £694 million) were recorded in income from trading activities. Net gains on other instruments of £141 million (2011 - £143 million; 2010 - £141 million) were recorded in other operating income, interest income and impairment losses as appropriate.

(2)	Consolidated statement of comprehensive income.
(3)	Fair value through profit or loss.

Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	2012 Carrying value	2012 Fair value	2011 Carrying value	2011 Fair value	2010 Carrying value	2010 Fair value
	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	79.3	79.3	79.3	79.3	57.0	57.0
Loans and advances to banks	17.3	17.3	28.3	28.2	36.2	36.1
Loans and advances to customers	405.1	385.4	436.2	406.3	493.1	468.8
Debt securities	4.5	4.0	6.1	5.5	7.1	6.4
Settlement balances	5.7	5.7	7.8	7.8	11.6	11.6

Financial liabilities
Deposits by banks	34.5	34.5	51.3	50.7	50.0	50.4
Customer accounts	420.7	421.0	417.5	417.6	438.5	438.6
Debt securities in issue	60.1	59.8	115.4	112.7	167.2	163.8
Settlement balances	5.9	5.9	7.5	7.5	11.0	11.0
Notes in circulation	1.7	1.7	1.7	1.7	1.8	1.8
Subordinated liabilities	25.6	24.3	25.4	19.2	25.9	21.9

The fair value is the amount an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Furthermore there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

The fair values of intangible assets, such as core deposits, credit card and other customer relationships are not included in the calculation of these fair values as they are not financial instruments.

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:

For certain short-term financial instruments, fair value approximates to carrying value: cash and balances at central banks, items in the course of collection from other banks, settlement balances, items in the course of transmission to other banks and demand deposits.

Loans and advances to banks and customers
In estimating the fair value of loans and advances to banks and customers measured at amortised cost, the Group’s loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value:

(a)
Contractual cash flows are discounted using a market discount rate that incorporates the current spread for the borrower or where this is not observable, the spread for borrowers of a similar credit standing. This method is used for portfolios where counterparties have external ratings: large corporate loans in UK Corporate and institutional and corporate lending in International Banking and Markets.

(b)
Expected cash flows (unadjusted for credit losses) are discounted at the current offer rate for the same or similar products. This approach is adopted for lending portfolios in UK Retail, Ulster Bank, US Retail & Commercial and Wealth and SME loans in UK Corporate reflecting the homogeneous nature of these portfolios.

For certain portfolios where there are very few or no recent transactions, such as Ulster Bank’s commercial real estate portfolio, and high loan to value mortgages, a bespoke approach is used based on available market data.

The discount to amortised cost predominantly reflects stressed markets for commercial real estate loans, in both Non-Core and Core as well as high loan to value tracker mortgages.

Debt securities
Fair values are determined using discounted cash flow valuation techniques.

Deposits by banks and customer accounts
Fair values of deposits are estimated using discounted cash flow valuation techniques.

Debt securities in issue and subordinated liabilities
Fair values are determined using quoted prices where available or by reference to valuation techniques, adjusting for own credit spreads where appropriate.

Notes on the consolidated accounts continued

12 Financial instruments - maturity analysis
Remaining maturity
The following table shows the residual maturity of financial instruments, based on contractual date of maturity.

	2012			2011			2010
	Less than 12 months	More than 12 months	Total	Less than 12 months	More than 12 months	Total	Less than 12 months	More than 12 months	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	79,290	—	79,290	79,269	—	79,269	56,997	17	57,014
Loans and advances to banks	63,143	808	63,951	80,905	2,405	83,310	98,789	1,729	100,518
Loans and advances to customers	197,855	302,280	500,135	197,338	318,268	515,606	199,626	355,634	555,260
Debt securities	26,363	131,075	157,438	45,311	163,769	209,080	42,678	174,802	217,480
Equity shares	—	15,232	15,232	—	15,183	15,183	—	22,198	22,198
Settlement balances	5,741	—	5,741	7,767	4	7,771	11,605	—	11,605
Derivatives	51,021	390,882	441,903	60,250	469,368	529,618	65,639	361,438	427,077

Liabilities
Deposits by banks	90,704	10,701	101,405	100,499	8,305	108,804	95,241	3,549	98,790
Customer accounts	494,405	26,874	521,279	487,428	15,527	502,955	492,609	18,084	510,693
Debt securities in issue	20,296	74,296	94,592	68,889	93,732	162,621	94,048	124,324	218,372
Settlement balances and short positions	8,573	24,896	33,469	15,248	33,268	48,516	16,981	37,128	54,109
Derivatives	51,503	382,830	434,333	61,734	462,249	523,983	71,306	352,661	423,967
Subordinated liabilities	2,351	24,422	26,773	624	25,695	26,319	964	26,089	27,053

Assets and liabilities by contractual cash flow maturity
The tables below show the contractual undiscounted cash flows receivable and payable, up to a period of 20 years, including future receipts and payments of interest of on-balance sheet assets by contractual maturity. The balances in the following table do not agree directly with the consolidated balance sheet, as the table includes all cash flows relating to principal and future coupon payments, presented on an undiscounted basis. The tables have been prepared on the following basis:

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

The principal amounts of financial assets and liabilities that are repayable after 20 years or where the counterparty has no right to repayment of the principal are excluded from the table, as are interest payments after 20 years.

Held-for-trading assets and liabilities- held-for-trading assets of £666.5 billion and liabilities of £628.2 billion (2011 - £763.3 billion assets and £708.0 billion liabilities; 2010 - £665.0 billion assets and £586.1 billion liabilities) have been excluded from the following tables in view of their short-term nature.

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2012	£m	£m	£m	£m	£m	£m
Assets by contractual maturity
Cash and balances at central banks	79,290	—	—	—	—	—
Loans and advances to banks	15,592	1,393	272	27	20	62
Debt securities	6,320	4,505	13,330	19,369	25,772	10,644
Settlement balances	5,741	—	—	—	—	—
Total maturing assets	106,943	5,898	13,602	19,396	25,792	10,706
Loans and advances to customers	73,590	57,403	93,445	65,569	76,682	87,450
Derivatives held for hedging	571	1,878	3,909	1,879	429	67
	181,104	65,179	110,956	86,844	102,903	98,223

Liabilities by contractual maturity
Deposits by banks	23,363	973	8,336	388	1,091	594
Debt securities in issue	15,072	14,555	23,733	13,118	20,154	4,975
Subordinated liabilities	318	2,979	7,045	3,182	11,134	3,603
Settlement balances and other liabilities	7,560	4	9	1	—	1
Total maturing liabilities	46,313	18,511	39,123	16,689	32,379	9,173
Customer accounts	386,504	24,123	11,791	2,186	1,246	63
Derivatives held for hedging	310	752	1,790	1,262	1,244	684
	433,127	43,386	52,704	20,137	34,869	9,920

Maturity gap	60,630	(12,613)	(25,521)	2,707	(6,587)	1,533
Cumulative maturity gap	60,630	48,017	22,496	25,203	18,616	20,149

Guarantees and commitments notional amount
Guarantees (1)	19,025	—	—	—	—	—
Commitments (2)	215,808	—	—	—	—	—
	234,833	—	—	—	—	—

For the notes relating to this table refer to page 375.

Notes on the consolidated accounts continued

12 Financial instruments - maturity analysis continued

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2011	£m	£m	£m	£m	£m	£m
Assets by contractual maturity
Cash and balances at central banks	79,269	—	—	—	—	—
Loans and advances to banks	26,326	1,294	544	121	114	—
Debt securities	7,237	9,569	23,137	21,003	39,148	15,869
Settlement balances	7,759	8	—	1	—	—
Other financial assets	397	158	—	16	738	—
Total maturing assets	120,988	11,029	23,681	21,141	40,000	15,869
Loans and advances to customers	97,318	90,894	108,331	55,785	62,085	56,259
Derivatives held for hedging	519	1,556	3,438	1,695	596	138
	218,825	103,479	135,450	78,621	102,681	72,266

Liabilities by contractual maturity
Deposits by banks	39,139	5,104	5,513	461	1,121	364
Debt securities in issue	66,253	15,756	25,099	17,627	18,833	4,190
Subordinated liabilities	133	1,116	4,392	7,872	8,654	3,488
Settlement balances and other liabilities	9,015	37	36	62	16	15
Total maturing liabilities	114,540	22,013	35,040	26,022	28,624	8,057
Customer accounts	379,692	23,068	12,643	5,389	1,483	779
Derivatives held for hedging	525	788	1,981	1,186	1,101	821
	494,757	45,869	49,664	32,597	31,208	9,657

Maturity gap	6,448	(10,984)	(11,359)	(4,881)	11,376	7,812
Cumulative maturity gap	6,448	(4,536)	(15,895)	(20,776)	(9,400)	(1,588)

Guarantees and commitments notional amount
Guarantees (1)	24,886	—	—	—	—	—
Commitments (2)	239,963	—	—	—	—	—

For the notes relating to this table refer to page 375.

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2010	£m	£m	£m	£m	£m	£m
Assets by contractual maturity
Cash and balances at central banks	56,988	—	—	1	—	25
Loans and advances to banks	33,809	1,377	711	120	193	79
Debt securities	11,247	9,816	25,059	22,400	40,600	22,128
Settlement balances	11,334	231	—	—	41	—
Other financial assets	458	221	207	15	405	—
Total maturing assets	113,836	11,645	25,977	22,536	41,239	22,232
Loans and advances to customers	112,465	86,592	120,139	69,304	78,131	63,015
Derivatives held for hedging	530	1,588	2,612	638	210	101
	226,831	99,825	148,728	92,478	119,580	85,348

Liabilities by contractual maturity
Deposits by banks	43,396	4,417	1,243	304	651	374
Debt securities in issue	89,583	43,032	31,862	22,569	24,209	6,697
Subordinated liabilities	2,485	2,611	6,570	8,691	8,672	4,607
Settlement balances and other liabilities	12,423	59	136	177	385	25
Total maturing liabilities	147,887	50,119	39,811	31,741	33,917	11,703
Customer accounts	402,457	18,580	8,360	4,651	4,393	2,384
Derivatives held for hedging	608	936	2,103	969	681	253
	550,952	69,635	50,274	37,361	38,991	14,340

Maturity gap	(34,051)	(38,474)	(13,834)	(9,205)	7,322	10,529
Cumulative maturity gap	(34,051)	(72,525)	(86,359)	(95,564)	(88,242)	(77,713)

Guarantees and commitments notional amount
Guarantees (1)	31,026	—	—	—	—	—
Commitments (2)	266,822	—	—	—	—	—

Notes:
(1)	The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group expects most guarantees it provides to expire unused.
(2)
The Group has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. The Group does not expect all facilities to be drawn, and some may lapse before drawdown.

13 Financial assets - impairments
The following table shows the movement in the provision for impairment losses on loans and advances.

	Individually assessed	Collectively assessed	Latent	RFS MI	2012	2011	2010
	£m	£m	£m	£m	£m	£m	£m
At 1 January	12,757	5,140	1,986	—	19,883	18,182	17,283
Transfers from/(to) disposal groups	153	548	63	—	764	(773)	(72)
Currency translation and other adjustments	(506)	211	(15)	—	(310)	(283)	43
Disposals	—	—	(1)	(4)	(5)	8	(2,172)
Amounts written-off	(2,633)	(1,633)	—	—	(4,266)	(4,527)	(6,042)
Recoveries of amounts previously written-off	122	219	—	—	341	527	411
Charge to income statement
- continuing operations	3,192	2,196	(73)	—	5,315	7,241	9,144
- discontinued operations	—	—	—	4	4	(8)	42
Unwind of discount (recognised in interest income)	(336)	(140)	—	—	(476)	(484)	(455)
At 31 December (1)	12,749	6,541	1,960	—	21,250	19,883	18,182

Note:
(1)	Includes £114 million relating to loans and advances to banks (2011 - £123 million; 2010 - £127 million).

Notes on the consolidated accounts continued

13 Financial assets - impairments continued

Impairment losses charged to the income statement	2012 £m	2011 £m	2010 £m
Loans and advances to customers	5,292	7,241	9,157
Loans and advances to banks	23	—	(13)
	5,315	7,241	9,144
Debt securities	(67)	1,431	60
Equity shares	31	35	31
	(36)	1,466	91
	5,279	8,707	9,235

The following tables analyse impaired financial assets.

	2012			2011			2010
			Carrying			Carrying			Carrying
	Cost	Provision	value	Cost	Provision	value	Cost	Provision	value
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and receivables
Loans and advances to banks (1)	134	114	20	137	123	14	145	127	18
Loans and advances to customers (2)	38,352	19,176	19,176	38,610	17,774	20,836	35,556	15,405	20,151
	38,486	19,290	19,196	38,747	17,897	20,850	35,701	15,532	20,169

Notes:
(1)	Impairment provisions individually assessed.
(2)	Impairment provisions individually assessed on balances of £26,931 million (2011 - £29,196 million; 2010 - £25,492 million).

	Carrying	Carrying	Carrying
	value	value	value
	2012	2011	2010
	£m	£m	£m
Available-for-sale securities
Debt securities	225	873	580
Equity shares	31	57	43

Loans and receivables
Debt securities	1,008	234	230
	1,264	1,164	853

The following table shows financial and non-financial assets, recognised on the Group's balance sheet, obtained during the year by taking possession of collateral or calling on other credit enhancements.

	2012	2011	2010
	£m	£m	£m
Residential property	67	60	47
Other property	46	73	139
Cash	49	56	127
Other assets	1	2	28
	163	191	341

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

For cash flow hedge relationships of interest rate risk, the hedged items are actual and forecast variable interest rate cash flows arising from financial assets and financial liabilities with interest rates linked to LIBOR, EURIBOR or the Bank of England Official Bank Rate. The financial assets are customer loans and the financial liabilities are customer deposits and LIBOR linked medium-term notes and other issued securities. At 31 December 2012, variable rate financial assets of £61 billion (2011 - £49 billion) and variable rate financial liabilities of £9 billion (2011 - £13 billion) were hedged in such cash flow hedge relationships.

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

For fair value hedge relationships of interest rate risk, the hedged items are typically government bonds, large corporate fixed-rate loans, fixed rate finance leases, fixed rate medium-term notes or preference shares classified as debt. At 31 December 2012, fixed rate financial assets of £25 billion (2011 - £33 billion) and fixed rate financial liabilities of £39 billion (2011 - £41 billion) were hedged by interest rate swaps in fair value hedge relationships.

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

The following table shows the notional amounts and fair values of the Group's derivatives.

	2012			2011			2010
	Notional amount £bn	Assets £m	Liabilities £m	Notional amount £bn	Assets £m	Liabilities £m	Notional amount £bn	Assets £m	Liabilities £m
Exchange rate contracts
Spot, forwards and futures	2,259	23,237	22,721	2,127	30,249	28,868	2,807	39,859	41,424
Currency swaps	1,071	22,238	30,223	1,071	25,212	33,541	1,000	28,696	34,328
Options purchased	683	17,580	—	640	19,031	—	503	14,698	—
Options written	684	—	17,536	641	—	18,571	544	—	13,623

Interest rate contracts
Interest rate swaps	25,474	300,907	286,620	29,976	346,682	333,968	29,792	251,312	243,807
Options purchased	1,934	61,798	—	2,398	74,600	—	2,619	57,359	—
Options written	1,884	—	58,289	2,592	—	71,998	2,731	—	54,141
Futures and forwards	4,191	749	653	3,756	874	743	4,618	3,060	1,261

Credit derivatives	553	11,005	10,353	1,054	26,836	26,743	1,357	26,872	25,344

Equity and commodity contracts	111	4,389	7,938	123	6,134	9,551	179	5,221	10,039
		441,903	434,333		529,618	523,983		427,077	423,967

Certain derivative asset and liability balances with the London Clearing House, which meet the offset criteria in IAS 32 ‘Financial Instruments: Presentation’, are shown net.

Notes on the consolidated accounts continued

14 Derivatives continued
Included in the table above are derivatives held for hedging purposes as follows:

	2012		2011		2010
	Assets £m	Liabilities £m	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Fair value hedging
Interest rate contracts	3,779	4,488	3,550	4,288	2,496	3,767

Cash flow hedging
Interest rate contracts	4,854	1,276	3,985	1,445	2,903	995

Net investment hedging
Exchange rate contracts	6	32	148	148	30	102

Hedge ineffectiveness recognised in other operating income comprised:

	2012	2011	2010
	£m	£m	£m
Fair value hedging
Gains on the hedged items attributable to the hedged risk	178	557	343
Losses on the hedging instruments	(132)	(541)	(405)
Fair value hedging ineffectiveness	46	16	(62)
Cash flow hedging ineffectiveness	26	20	(37)
	72	36	(99)

The following table shows, when the hedged cash flows are expected to occur and when they will affect income for designated cash flow hedges.

2012	0-1 years £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	5-10 years £m	10-20 years £m	Over 20 years £m	Total £m
Hedged forecast cash flows expected to occur
Forecast receivable cash flows	285	259	232	177	138	190	—	—	1,281
Forecast payable cash flows	(56)	(45)	(37)	(35)	(35)	(172)	(259)	(39)	(678)

Hedged forecast cash flows affect on profit or loss
Forecast receivable cash flows	277	257	225	171	132	180	—	—	1,242
Forecast payable cash flows	(55)	(44)	(36)	(35)	(35)	(173)	(257)	(37)	(672)

2011
Hedged forecast cash flows expected to occur
Forecast receivable cash flows	407	415	360	306	200	280	—	—	1,968
Forecast payable cash flows	(120)	(106)	(73)	(70)	(71)	(344)	(568)	(160)	(1,512)

Hedged forecast cash flows affect on profit or loss
Forecast receivable cash flows	422	402	355	291	188	265	—	—	1,923
Forecast payable cash flows	(122)	(102)	(72)	(70)	(70)	(346)	(568)	(159)	(1,509)

2010
Hedged forecast cash flows expected to occur
Forecast receivable cash flows	280	254	219	161	120	169	30	—	1,233
Forecast payable cash flows	(47)	(41)	(33)	(30)	(30)	(137)	(176)	(54)	(548)

Hedged forecast cash flows affect on profit or loss
Forecast receivable cash flows	281	250	214	157	112	161	28	—	1,203
Forecast payable cash flows	(46)	(41)	(33)	(30)	(29)	(137)	(175)	(54)	(545)

15 Debt securities

	Central and local government				Other financial institutions
	UK	US	Other	Banks		Corporate	Total	Of which ABS (1)
2012	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	7,692	17,349	27,165	2,243	21,876	2,015	78,340	18,619
Designated as at fair value through profit or loss	—	—	123	86	610	54	873	516
Available-for-sale	7,950	19,040	15,995	7,227	23,294	231	73,737	30,184
Loans and receivables	5	—	—	365	3,728	390	4,488	3,707
	15,647	36,389	43,283	9,921	49,508	2,690	157,438	53,026

Available-for-sale
Gross unrealised gains	944	1,092	1,185	56	650	19	3,946	748
Gross unrealised losses	—	(1)	(14)	(498)	(1,319)	—	(1,832)	(1,816)

2011
Held-for-trading	9,004	19,636	36,928	3,400	23,160	2,948	95,076	20,816
Designated as at fair value through profit or loss	1	—	127	53	457	9	647	558
Available-for-sale	13,436	20,848	25,552	13,175	31,752	2,535	107,298	40,735
Loans and receivables	10	—	1	312	5,259	477	6,059	5,200
	22,451	40,484	62,608	16,940	60,628	5,969	209,080	67,309

Available-for-sale
Gross unrealised gains	1,428	1,311	1,180	52	913	94	4,978	1,001
Gross unrealised losses	—	—	(171)	(838)	(2,386)	(13)	(3,408)	(3,158)

2010
Held-for-trading	5,097	15,648	42,828	5,486	23,711	6,099	98,869	21,988
Designated as at fair value through profit or loss	1	117	262	4	8	10	402	119
Available-for-sale	8,377	22,244	32,865	16,982	29,148	1,514	111,130	42,515
Loans and receivables	11	—	—	1	6,686	381	7,079	6,203
	13,486	38,009	75,955	22,473	59,553	8,004	217,480	70,825

Available-for-sale
Gross unrealised gains	349	525	700	143	827	51	2,595	1,057
Gross unrealised losses	(10)	(2)	(618)	(786)	(2,626)	(55)	(4,097)	(3,396)

Note:
(1)	Includes asset-backed securities issued by US federal agencies and government sponsored entities, and covered bonds.

Gross gains of £1,883 million (2011 - £739 million; 2010 - £572 million) and gross losses of £901 million (2011 - £60 million; 2010 - £159 million) were realised on the sale of available-for-sale securities in continuing operations. Gross gains of £78 million (2011 - £87 million; 2010 - £63 million) and gross losses of £12 million (2011 - £34 million; 2010 - nil) were realised on the sale of available-for-sale securities in discontinued operations.

Notes on the consolidated accounts continued

15 Debt securities continued
The following table analyses the Group's available-for-sale debt securities and the related yield (based on weighted averages) by remaining maturity and issuer.
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
2012	£m	%	£m	%	£m	%	£m	%	£m	%
Central and local governments
- UK	—	—	1,559	2.0	4,105	3.3	2,286	3.5	7,950	3.1
- US	139	2.4	10,633	2.3	6,022	2.4	2,246	2.5	19,040	2.3
- other	3,346	0.6	5,849	3.0	5,273	3.0	1,527	3.4	15,995	2.6
Banks	1,764	1.6	3,294	2.8	1,685	1.2	484	1.6	7,227	2.1
Other financial institutions	741	3.0	5,289	2.5	4,378	3.0	12,886	1.4	23,294	2.0
Corporate	25	2.5	140	2.4	66	1.2	—	—	231	2.0
	6,015	1.2	26,764	2.5	21,529	2.7	19,429	2.0	73,737	2.3

Of which ABS (1)	1,385	1.8	6,413	2.9	6,773	2.4	15,613	1.4	30,184	2.0

2011
Central and local governments
- UK	65	0.1	3,489	2.8	7,067	3.3	2,815	3.2	13,436	3.1
- US	1,471	1.2	8,026	2.1	9,865	2.8	1,486	3.2	20,848	2.5
- other	6,219	1.0	9,511	3.1	7,366	3.9	2,456	4.2	25,552	2.9
Banks	3,632	3.1	6,324	3.3	2,066	3.2	1,153	2.7	13,175	3.2
Other financial institutions	1,091	2.8	6,459	2.7	6,906	2.9	17,296	2.2	31,752	2.5
Corporate	145	4.5	1,425	4.6	776	4.4	189	3.6	2,535	4.5
	12,623	1.9	35,234	2.9	34,046	3.2	25,395	2.6	107,298	2.8

Of which ABS (1)	2,442	2.1	9,021	2.9	9,409	2.8	19,863	2.1	40,735	2.5

Note:
(1)	Includes asset-backed securities issued by US federal agencies and government sponsored entities, and covered bonds.

16 Equity shares
	2012			2011			2010
	Listed	Unlisted	Total	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	13,261	68	13,329	12,366	67	12,433	19,110	76	19,186
Designated as at fair value through profit or loss	251	282	533	373	401	774	282	731	1,013
Available-for-sale	221	1,149	1,370	609	1,367	1,976	650	1,349	1,999
	13,733	1,499	15,232	13,348	1,835	15,183	20,042	2,156	22,198

Available-for-sale
Gross unrealised gains	58	172	230	69	317	386	67	232	299
Gross unrealised losses	(54)	(13)	(67)	(19)	(114)	(133)	(17)	(145)	(162)

Gross gains of £166 million (2011 - £152 million; 2010 - £82 million) and gross losses of £2 million (2011 - £2 million; 2010 - £63 million) were realised on the sale of available-for-sale equity shares in continuing operations. Gross gains of £23 million (2011 - nil; 2010 - £1 million) were realised on the sale of available-for-sale equity shares in discontinued operations.

Dividend income from available-for-sale equity shares was £59 million (2011 - £54 million; 2010 - £59 million).

Unquoted equity investments whose fair value cannot be reliably measured are carried at cost and classified as available-for-sale financial assets. They include capital stock (redeemable at cost) in the Federal Home Loan Bank and the Federal Reserve Bank of £0.7 billion (2011 - £0.7 billion; 2010 - £0.8 billion) that the Group's banking subsidiaries in the US are required to hold; and a number of individually small shareholdings in unlisted companies. Disposals in the year generated a gain of £2 million (2011 - £2 million gain; 2010 - £2 million loss).

17 Intangible assets
	Goodwill	Core deposit intangibles	Other purchased intangibles	Internally generated software	Total
2012	£m	£m	£m	£m	£m
Cost
At 1 January	26,843	620	2,432	5,448	35,343
Transfers to disposal groups	(984)	—	(15)	(341)	(1,340)
Currency translation and other adjustments	(486)	(16)	(74)	(368)	(944)
Acquisition of subsidiaries	—	—	—	5	5
Additions	—	—	39	909	948
Disposals and write-off of fully amortised assets	(85)	(426)	(1,552)	(643)	(2,706)
At 31 December	25,288	178	830	5,010	31,306

Accumulated amortisation and impairment
At 1 January	14,419	495	1,951	3,620	20,485
Transfers to disposal groups	(444)	—	(10)	(136)	(590)
Currency translation and other adjustments	(289)	(13)	(55)	(356)	(713)
Disposals and write-off of fully amortised assets	(76)	(426)	(1,542)	(638)	(2,682)
Charge for the year
- continuing operations	—	20	157	528	705
- discontinued operations	—	—	1	37	38
Write down of goodwill and other intangible assets
- continuing operations	18	7	94	5	124
- discontinued operations	394	—	—	—	394
At 31 December	14,022	83	596	3,060	17,761

Net book value at 31 December	11,266	95	234	1,950	13,545

2011
Cost
At 1 January	27,139	612	2,458	4,575	34,784
Transfers to disposal groups	(95)	—	—	—	(95)
Currency translation and other adjustments	(219)	8	(60)	59	(212)
Acquisitions of subsidiaries	18	—	—	—	18
Additions	—	—	34	1,050	1,084
Disposals and write-off of fully amortised assets	—	—	—	(236)	(236)
At 31 December	26,843	620	2,432	5,448	35,343

Accumulated amortisation and impairment
At 1 January	14,611	462	1,822	3,441	20,336
Transfers to disposal groups	(80)	—	—	—	(80)
Currency translation and other adjustments	(203)	(5)	(55)	13	(250)
Disposals and write-off of fully amortised assets	—	—	—	(220)	(220)
Charge for the year
- continuing operations	—	38	184	363	585
- discontinued operations	—	—	—	23	23
Write down of goodwill and other intangible assets
- continuing operations	80	—	—	—	80
- discontinued operations	11	—	—	—	11
At 31 December	14,419	495	1,951	3,620	20,485

Net book value at 31 December	12,424	125	481	1,828	14,858

Notes on the consolidated accounts continued

17 Intangible assets continued

	Goodwill	Core deposit intangibles	Other purchased intangibles	Internally generated software	Total
2010	£m	£m	£m	£m	£m
Cost
At 1 January	42,643	2,553	4,139	4,815	54,150
Currency translation and other adjustments	(374)	(59)	(63)	(21)	(517)
Additions	—	—	46	742	788
Disposal of subsidiaries	(15,130)	(1,882)	(1,664)	(544)	(19,220)
Disposals and write-off of fully amortised assets	—	—	—	(417)	(417)
At 31 December	27,139	612	2,458	4,575	34,784

Accumulated amortisation and impairment
At 1 January	28,379	1,562	2,577	3,785	36,303
Currency translation and other adjustments	(510)	(29)	(31)	(24)	(594)
Disposals of subsidiaries	(13,268)	(1,139)	(1,027)	(304)	(15,738)
Disposals and write-off of fully amortised assets	—	—	—	(391)	(391)
Charge for the year
- continuing operations	—	68	301	341	710
- discontinued operations	—	—	2	34	36
Write down of goodwill and other intangible assets
- continuing operations	1	—	—	—	1
- discontinued operations	9	—	—	—	9
At 31 December	14,611	462	1,822	3,441	20,336

Net book value at 31 December	12,528	150	636	1,134	14,448

Impairment review
The Group's goodwill acquired in business combinations is reviewed annually at 30 September for impairment by comparing the recoverable amount of each cash-generating unit (CGU) to which goodwill has been allocated with its carrying value.

The CGUs of the Group, excluding RFS Holdings minority interest, where the goodwill is significant, principally arose on the acquisitions of NatWest, ABN AMRO, Charter One and Churchill and are as follows:

Goodwill at 30 September	Recoverable amount based on	2012 £m
UK Retail	Value in use	2,770
UK Corporate	Value in use	2,821
Wealth	Value in use	611
International Banking	Value in use	980
US Retail & Commercial	Value in use	3,827
Direct Line Group (1)	Value in use	934

Goodwill at 30 September	Recoverable amount based on	2011 £m	2010 £m
UK Retail	Value in use	2,697	2,697
UK Corporate	Value in use	2,693	2,693
Wealth	Value in use	611	611
Global Transaction Services	Value in use	2,370	2,376
US Retail & Commercial	Value in use	2,826	2,811
Direct Line Group	Value in use	935	935

Note:
(1)	At 31 December 2012, Direct Line Group was reclassified as a disposal group and all assets, including goodwill, were reported at fair value.

The analysis of goodwill by operating segment is shown in Note 38. The change in reportable segments in 2012 disclosed in Note 38 did not impact the impairment tests performed in 2011.

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

The recoverable amounts for all CGUs at 30 September 2012 were based on the value in use test, using management's latest five-year forecasts. The carrying amount of each CGU is assumed to be its capital contribution as a proxy for equity, where a divisional balance sheet is not available. The long-term growth rates have been based on respective country nominal GDP growth rates. The risk discount rates are based on observable market long-term government bond yields and average industry betas adjusted for an appropriate risk premium based on independent analysis.

2012
The results of the annual impairment test for 2012 and comparative periods are presented separately as a result of the changes to the Group’s structure implemented during 2012.

The recoverable amount of UK Retail, based on a 4.7% terminal growth rate and a 13.5% pre tax discount rate, exceeded its carrying value by £13.8 billion. A 1% change in the discount rate or terminal growth rate would change the recoverable amount by approximately £2.5 billion and £2.4 billion respectively. In addition, a 5% change in forecast pre tax earnings would change the recoverable amount by approximately £1.3 billion.

The recoverable amount of UK Corporate, based on a 4.7% terminal growth rate and a 13.5% pre tax discount rate, exceeded its carrying value by £6.3 billion. A 1% change in the discount rate or terminal growth rate would change the recoverable amount by approximately £2.3 billion and £1.8 billion respectively. In addition, a 5% change in forecast pre tax earnings would change the recoverable amount by approximately £1.4 billion.

The recoverable amount of Wealth, based on a 4.7% terminal growth rate and a 14.8% pre tax discount rate, exceeded its carrying value by £1.9 billion. A 1% change in the discount rate or terminal growth rate would change the recoverable amount by approximately £0.5 billion and £0.4 billion respectively. In addition, a 5% change in forecast pre tax earnings would change the recoverable amount by approximately £0.3 billion.

The recoverable amount of International Banking, based on a 4.7% terminal growth rate and a 12.2% pre tax discount rate, exceeded its carrying value by £0.3 billion. A 1% change in the discount rate or terminal growth rate would change the recoverable amount by approximately £1.1 billion and £1.2 billion respectively. In addition, a 5% change in forecast pre tax earnings would change the recoverable amount by approximately £0.6 billion.

The recoverable amount of US Retail & Commercial, based on a 5.3% terminal growth rate and a 16.9% pre tax discount rate, exceeded its carrying value by £2.0 billion. A 1% change in the discount rate or terminal growth rate would change the recoverable amount by approximately £1.2 billion and £0.8 billion respectively. In addition, a 5% change in forecast pre tax earnings would change the recoverable amount by approximately £0.7 billion.

The Group has been considering various strategies for its investment in Citizens Financial Group (CFG). The Group has announced plans for a partial IPO of CFG over the medium term, likely two years. Notwithstanding this planned course of action, the recoverable amount of the US Retail & Commercial CGU remains its value in use.

Direct Line Group has been reclassified as a disposal group in 2012 and its goodwill is assessed as part of its fair value at 31 December 2012.

2011 and 2010
The recoverable amount of UK Retail, based on a 3% (2010 - 3%) terminal growth rate and a 14% (2010 - 15.7%) pre tax discount rate, exceeded the carrying amount by £5.5 billion (2010 - £6.9 billion). A 1% change in the discount rate or terminal growth rate would change the recoverable amount by approximately £1.1 billion (2010 - £1.5 billion) and £0.6 billion (2010 - £0.9 billion) respectively. In addition, a 5% change in forecast pre tax earnings would change the recoverable amount by approximately £0.8 billion (2010 - £0.9 billion).

The recoverable amount of UK Corporate, based on a 3% (2010 - 3%) terminal growth rate and a 14.1% (2010 - 15.6%) pre tax discount rate, exceeded its carrying value by £2.1 billion (2010 - £5.3 billion). A 1% change in the discount rate or terminal growth rate would change the recoverable amount by approximately £1.1 billion (2010 - £1.6 billion) and £0.5 billion (2010 - £0.9 billion) respectively. In addition, a 5% change in forecast pre tax earnings would change the recoverable amount by approximately £0.8 billion (2010 - £1.0 billion).

The recoverable amount of Wealth, based on a 3% (2010 - 3%) terminal growth rate and an 11.0% (2010 - 12.0%) pre tax discount rate, exceeded its carrying value by more than 100% and was insensitive to a reasonably possible change in key assumptions.

The recoverable amount of Global Transaction Services, based on a 3% (2010 - 3%) terminal growth rate and an 11.4% (2010 - 12.8%) pre tax discount rate, exceeded its carrying value by more than 100% (2010 - 100%) and was insensitive to a reasonably possible change in key assumptions.

Notes on the consolidated accounts continued

17 Intangible assets continued
The recoverable amount of US Retail & Commercial, based on a 5% (2010 - 5%) terminal growth rate and a 14.4% (2010 - 14.9%) pre tax discount rate, exceeded its carrying value by £0.2 billion (2010 - £1.6 billion). A 1% change in the discount rate or terminal growth rate would change the recoverable amount by approximately £1.1 billion (2010 - £1.6 billion) and £0.5 billion (2010 - £0.8 billion) respectively. In addition, a 5% change in forecast pre tax earnings would change the recoverable amount by approximately £0.6 billion (2010 - £0.7 billion).

The recoverable amount of Direct Line Group, based on a 3% (2010 - 3%) terminal growth rate and a 12.3% (2010 - 13.1%) pre tax discount rate, exceeded the carrying amount by £0.8 billion (2010 - £2.4 billion). A 1% change in the discount rate or terminal growth rate would change the recoverable amount by approximately £0.5 billion and £0.2 billion respectively. In addition, a 5% change in forecast pre tax earnings would change the recoverable amount by approximately £0.3 billion.

18 Property, plant and equipment

	Investment properties	Freehold premises	Long leasehold premises	Short leasehold premises	Computers and other equipment	Operating lease assets	Total
2012	£m	£m	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	4,468	2,855	273	1,823	4,479	3,892	17,790
Transfers (to)/from disposal groups	(129)	101	11	95	(135)	—	(57)
Currency translation and other adjustments	(51)	21	13	(124)	(182)	(53)	(376)
Reclassifications	24	(47)	21	(6)	8	—	—
Additions	372	153	8	121	519	402	1,575
Expenditure on investment properties	10	—	—	—	—	—	10
Change in fair value of investment properties
- continuing operations	(153)	—	—	—	—	—	(153)
- discontinued operations	(5)	—	—	—	—	—	(5)
Disposals and write-off of fully depreciated assets	(1,425)	(85)	(37)	(177)	(83)	(916)	(2,723)
At 31 December	3,111	2,998	289	1,732	4,606	3,325	16,061

Accumulated impairment, depreciation and amortisation
At 1 January	—	736	114	850	3,035	1,187	5,922
Transfers from/(to) disposal groups	—	43	6	66	(65)	—	50
Currency translation and other adjustments	—	(9)	11	(114)	(157)	(21)	(290)
Reclassifications	—	(7)	7	—	—	—	—
Write down of property, plant and equipment	—	9	7	1	—	—	17
Disposals and write-off of fully depreciated assets	—	(15)	(4)	(16)	(36)	(462)	(533)
Charge for the year
- continuing operations	—	94	10	137	438	418	1,097
- discontinued operations	—	1	—	—	13	—	14
At 31 December	—	852	151	924	3,228	1,122	6,277

Net book value at 31 December	3,111	2,146	138	808	1,378	2,203	9,784

	Investment properties	Freehold premises	Long leasehold premises	Short leasehold premises	Computers and other equipment	Operating lease assets	Total
2011	£m	£m	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	4,170	2,938	291	1,832	4,239	9,235	22,705
Transfers to disposal groups	—	(107)	(12)	(93)	(49)	(5,355)	(5,616)
Currency translation and other adjustments	(103)	2	(4)	(6)	(77)	3	(185)
Reclassifications	57	8	(38)	(35)	8	—	—
Additions	1,262	68	46	174	532	1,384	3,466
Expenditure on investment properties	14	—	—	—	—	—	14
Change in fair value of investment properties - continuing operations	(139)	—	—	—	—	—	(139)
Disposals and write-off of fully depreciated assets	(793)	(54)	(10)	(49)	(174)	(1,375)	(2,455)
At 31 December	4,468	2,855	273	1,823	4,479	3,892	17,790

Accumulated impairment, depreciation and amortisation
At 1 January	—	702	118	793	2,700	1,849	6,162
Transfers to disposal groups	—	(43)	(6)	(66)	(26)	(730)	(871)
Currency translation and other adjustments	—	6	4	(1)	(28)	15	(4)
Reclassifications	—	3	(9)	7	—	(1)	—
Write down of property, plant and equipment - continuing operations	—	—	3	1	1	—	5
Disposals and write-off of fully depreciated assets	—	(29)	—	(32)	(110)	(466)	(637)
Charge for the year
- continuing operations	—	95	4	148	487	520	1,254
- discontinued operations	—	2	—	—	11	—	13
At 31 December	—	736	114	850	3,035	1,187	5,922

Net book value at 31 December	4,468	2,119	159	973	1,444	2,705	11,868

2010
Cost or valuation
At 1 January	4,883	4,098	214	1,803	4,282	9,558	24,838
Currency translation and other adjustments	—	31	2	81	227	231	572
Disposal of subsidiaries	—	(1,118)	—	(104)	(372)	(369)	(1,963)
Reclassifications	—	(104)	76	15	13	—	—
Additions	511	103	5	137	411	1,178	2,345
Expenditure on investment properties	2	—	—	—	—	—	2
Change in fair value of investment properties - continuing operations	(405)	—	—	—	—	—	(405)
Disposals and write-off of fully depreciated assets	(821)	(72)	(6)	(100)	(322)	(1,363)	(2,684)
At 31 December	4,170	2,938	291	1,832	4,239	9,235	22,705

Accumulated impairment, depreciation and amortisation
At 1 January	—	553	87	641	2,396	1,764	5,441
Currency translation and other adjustments	—	62	1	75	199	17	354
Disposal of subsidiaries	—	(24)	—	(30)	(197)	(141)	(392)
Reclassifications	—	(17)	17	—	—	—	—
Write down of property, plant and equipment - continuing operations	—	32	4	1	4	—	41
Disposals and write-off of fully depreciated assets	—	(10)	(2)	(48)	(261)	(435)	(756)
Charge for the year
- continuing operations	—	104	11	148	525	627	1,415
- discontinued operations	—	2	—	6	34	17	59
At 31 December	—	702	118	793	2,700	1,849	6,162

Net book value at 31 December	4,170	2,236	173	1,039	1,539	7,386	16,543

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

Valuations are carried out by qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body. The valuation as at 31 December 2012 for a significant majority of the Group's investment properties was undertaken with the support of external valuers.

The fair value of investment properties includes £186 million of depreciation since purchase (2011 - £146 million; 2010 - £248 million).

Rental income from investment properties was £267 million (2011 - £270 million; 2010 - £279 million). Direct operating expenses of investment properties were £125 million (2011 - £110 million; 2010 - £64 million).

Property, plant and equipment, excluding investment properties, include £35 million (2011 - £186 million; 2010 - £298 million) assets in the course of construction.

19 Prepayments, accrued income and other assets
	2012	2011	2010
	£m	£m	£m
Prepayments	904	1,123	1,529
Accrued income	526	672	1,186
Deferred expenses	57	502	568
Pension schemes in net surplus (see Note 4)	144	188	105
Other assets	6,189	8,491	9,188
	7,820	10,976	12,576

20 Discontinued operations and assets and liabilities of disposal groups
In October 2012, the Group completed the successful initial public offering of Direct Line Insurance Group plc (‘DLG’), selling 34.7% of its interest. The Group’s plan is to cede control by 31 December 2013 and accordingly DLG is treated as a discontinued operation and its assets and liabilities are included in disposal groups. Included within DLG discontinued operations are the managed basis divisional results of DLG, certain DLG related activities in Central items and Non-Core; and related one-off and other items including write-down of goodwill, integration and restructuring costs and strategic disposals.

(a) (Loss)/profit from discontinued operations, net of tax

	2012	2011	2010
	£m	£m	£m
Direct Line Group
Insurance premium income	4,044	4,526	5,192
Reinsurer’s share	(326)	(270)	(178)
Net premium income	3,718	4,256	5,014
Fees and commissions	(430)	(493)	(319)
Instalment income	126	145	194
Investment income	243	302	309
Other income	45	76	48
Total income	3,702	4,286	5,246
Staff costs	(447)	(322)	(292)
Premises and equipment	(118)	(28)	(22)
Other administrative expenses	(395)	(495)	(424)
Depreciation and amortisation	(52)	(36)	(25)
Goodwill and other intangible write-offs	(394)	(11)	(9)
Operating expenses	(1,406)	(892)	(772)
Profit before insurance net claims and impairment losses	2,296	3,394	4,474
Insurance net claims	(2,427)	(2,968)	(4,698)
Impairment losses	—	(2)	(21)
Operating (loss)/profit before tax	(131)	424	(245)
Tax (charge)/credit	(53)	(123)	69
(Loss)/profit after tax from discontinued general insurance business	(184)	301	(176)

Other
Total income	29	42	1,433
Operating expenses	(3)	(5)	(803)
Profit before insurance net claims and impairment losses	26	37	630
Insurance net claims	—	—	(161)
Impairment losses	(4)	8	(42)
Profit before tax	22	45	427
Gain on disposals before recycling of reserves	—	—	113
Recycled reserves	—	—	(1,076)
Operating profit/(loss) before tax	22	45	(536)
Tax	(8)	(11)	(92)
Profit/(loss) after tax	14	34	(628)

Businesses acquired exclusively with a view to disposal
(Loss)/profit after tax	(2)	13	(5)
Profit/(loss) from other discontinued operations, net of tax	12	47	(633)

Other discontinued operations reflect the results of RFS Holdings attributable to the State of the Netherlands and Santander following the legal separation of ABN AMRO Bank N.V. on 1 April 2010. The (loss)/profit from discontinued operations includes a loss of £112 million (2011 - £42 million profit; 2010 - £605 million loss) attributable to non-controlling interests.

(b) Cash flows attributable to discontinued operations
Included within the Group's cash flows are the following amounts attributable to discontinued operations:

	2012	2011	2010
	£m	£m	£m
Net cash flows from operating activities	(839)	(246)	2,988
Net cash flows from investing activities	1,724	(87)	855
Net cash flows from financing activities	(775)	(115)	(243)
Net increase/(decrease) in cash and cash equivalents	108	(454)	3,600

Notes on the consolidated accounts continued

20 Discontinued operations and assets and liabilities of disposal groups continued
(c) Assets and liabilities of disposal groups

	2012
	Direct Line Group	Other	Total	2011	2010
	£m	£m	£m	£m	£m
Assets of disposal groups
Cash and balances at central banks	—	18	18	127	184
Loans and advances to banks	2,036	76	2,112	87	651
Loans and advances to customers	881	982	1,863	19,405	5,013
Debt securities and equity shares	7,156	35	7,191	5	20
Derivatives	12	3	15	439	5,148
Intangible assets	750	—	750	15	—
Settlement balances	—	—	—	14	555
Property, plant and equipment	222	1	223	4,749	18
Other assets	1,640	26	1,666	456	704
Discontinued operations and other disposal groups	12,697	1,141	13,838	25,297	12,293
Assets acquired exclusively with a view to disposal	—	175	175	153	191
	12,697	1,316	14,013	25,450	12,484

Liabilities of disposal groups
Deposits by banks	—	1	1	1	266
Customer accounts	—	753	753	22,610	2,267
Derivatives	4	3	7	126	5,042
Settlement balances	—	—	—	8	907
Insurance liabilities	6,193	—	6,193	—	—
Subordinated liabilities	529	—	529	—	—
Other liabilities	2,541	138	2,679	1,233	925
Discontinued operations and other disposal groups	9,267	895	10,162	23,978	9,407
Liabilities acquired exclusively with a view to disposal	—	8	8	17	21
	9,267	903	10,170	23,995	9,428

Disposal groups at 31 December 2012 primarily comprise Direct Line Group (DLG). To comply with EC state aid requirements, the Group has agreed to cede control of DLG by the end of 2013 and divest completely by the end of 2014.  Following the successful initial public offering in which the Group sold 34.7% of its shareholding, DLG was classified as a disposal group and discontinued operation on 31 December 2012. On being classified as held-for-sale, disposal groups are required to be measured at the lower of carrying amount and fair value less costs to sell.  DLG’s carrying amount exceeded its fair value less costs to sell (based on the quoted price for DLG shares on 31 December 2012) by £394 million and goodwill attributable to DLG has been written down by this amount.  The write down is recorded in other expenses within discontinued operations.

At 31 December 2011, disposal groups comprised the RBS Aviation Capital business which was sold in the second half of 2012 and the RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK (‘UK branch-based businesses’). In October 2012 Santander announced its withdrawal from the sale agreed in August 2010.  Although the Group continues to explore disposal options, sale within 12 months is no longer highly probable; accordingly at 31 December 2012 the assets and liabilities of this UK branch-based business ceased to be classified as a disposal group. No adjustment was required to the carrying value of these assets and liabilities on reclassification. In accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’, comparatives have not been restated.

In 2011, £80 million of allocated goodwill was written off against operating expenses in respect of the UK branch-based businesses. No adjustment was made in respect of the RBS Aviation Capital business.

The disposal of the RBS Sempra Commodities JV was substantially completed in 2010. Certain contracts of the RBS Sempra Commodities JV were sold in risk transfer transactions prior to being novated to the purchaser, the majority of which completed during 2011.

(d) Other comprehensive income relating to Direct Line Group
	2012	2011	2010
	£m	£m	£m
Other comprehensive income
Available-for-sale financial assets	20	129	87
Currency translation	(11)	(4)	(3)
Actuarial losses on defined benefit plans	(3)	(1)	11
Other comprehensive income before tax	6	124	95
Tax credit/(charge)	2	(35)	(27)
	8	89	68

(e) Direct Line Group assets and liabilities
General insurance business assets and liabilities	2012 £m	2011 £m	2010 £m
Loans and advances to banks	2,036	2,579	2,484
Loans and advances to customers	881	893	1,118
Debt securities and equity shares	7,156	7,992	7,868
Derivatives	12	—	—
Intangible assets	750	1,065	985
Property, plant and equipment	222	132	138
Prepayments, accrued income and other assets	1,640	1,200	1,382
Assets of disposal group	12,697
Assets separately consolidated		13,861	13,975

Derivatives	4	—	—
Insurance liabilities	6,193	6,233	6,716
Subordinated liabilities	529	—	—
Accruals, deferred income and other liabilities	2,541	2,739	2,905
Liabilities of disposal group	9,267
Liabilities separately consolidated		8,972	9,621

	2012	2011	2010
	£m	£m	£m
Notified claims	3,805	3,872	4,023
Incurred but not reported claims	1,647	1,939	2,316

Insurance liabilities	6,193	6,233	6,716
Reinsurance	(743)	(423)	(380)
Net claims	5,450	5,810	6,336

Provision for unearned income	1,775	1,872	2,216

Outstanding claims are not discounted for the time value of money, except for claims settled by periodical payments under the Courts Act 2003. Of the insurance liabilities above, £818 million (2011 - £835 million: 2010 - £827 million) relates to claims that are being or may be settled by periodical payments, net of reinsurance.

21 Short positions
	2012	2011	2010
	£m	£m	£m
Debt securities
- Government	23,551	32,895	34,056
- Other issuers	3,429	6,164	6,961
Equity shares	611	1,980	2,101
	27,591	41,039	43,118

Note:
(1)	All short positions are classified as held-for-trading.

Notes on the consolidated accounts continued

22 Accruals, deferred income and other liabilities
	2012	2011	2010
	£m	£m	£m
Notes in circulation	1,684	1,683	1,793
Current tax	527	700	723
Accruals	3,579	4,941	6,773
Deferred income	875	3,481	4,766
Provisions for liabilities and charges (see table below)	3,147	1,311	624
Other liabilities (1)	4,989	11,009	8,410
	14,801	23,125	23,089

Note:
(1)	Other liabilities include £24 million (2011 - £15 million; 2010 - £18 million) in respect of share-based compensation.

Provisions for liabilities and charges	Payment Protection Insurance (1) £m	Interest Rate Hedging Products (2) £m	Other customer redress (3) £m	LIBOR (4) £m	Other regulatory provisions (5) £m	Litigation (6) £m	Technology incident redress (7) £m	Property (8) £m	Other £m	Total £m
At 1 January 2012	745	—	—	—	—	5	—	381	180	1,311
Transfer from accruals and other liabilities	—	—	119	—	125	111	—	—	94	449
	745	—	119	—	125	116	—	381	274	1,760
Transfers to disposal groups	—	—	—	—	—	—	—	—	(1)	(1)
Currency translation and other movements	—	—	—	—	—	(4)	1	(2)	1	(4)
Charge to income statement - continuing operations	1,110	700	141	381	75	190	175	153	34	2,959
Releases to income statement - continuing operations	—	—	(2)	—	—	(8)	—	(50)	—	(60)
Provisions utilised	(960)	(24)	(96)	—	—	(126)	(148)	(90)	(63)	(1,507)
At 31 December 2012	895	676	162	381	200	168	28	392	245	3,147

Notes:
(1)
In April 2011, following dismissal by the High Court of a Judicial Review application by the British Bankers’ Association, the Group reached agreement with the FSA and the Financial Ombudsman Service on the handling of Payment Protection Insurance (PPI) complaints in accordance with FSA Policy Statement PS 10/12. The statement sets out the framework for reviewing individual complaints. It also requires firms to undertake root cause analysis; proactive contact exercises are required for certain categories of customer if systemic issues are identified.

The principal assumptions underlying the Group’s provision in respect of PPI sales are: assessment of the total number of complaints that the Group will receive; the proportion of these that will result in redress; and the average cost of such redress. The number of complaints has been estimated from an analysis of the Group’s portfolio of PPI policies sold by vintage and by product. Estimates of the percentage of policyholders that will lodge complaints (the take up rate) and of the number of these that will be upheld (the uphold rate) have been established based on recent experience, guidance in the FSA policy statements and expected rate of responses from proactive customer contact. The average redress assumption is based on recent experience and the calculation rules in the FSA statement.

The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

Sensitivity
Assumption	Change in assumption %	Consequential change in provision £m
Take up rate	+/-5	+/-300
Uphold rate	+/-5	+/-35
Average redress	+/-5	+/-35

Interest that will be payable on successful complaints has been included in the provision as has the estimated cost to the Group of administering the redress process. The Group expects the majority of the cash outflows associated with this provision to have occurred by the end of 2013. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take up and uphold rates and average redress costs.

(2)	In June 2012, following an industry wide review, the FSA announced that the Group and other UK banks had agreed to:
-	provide automatically fair and reasonable redress to non-sophisticated customers who were sold structured collars;
-	review the sales of interest rate hedging products (other than caps or structured collars) to non-sophisticated customers to determine whether redress is due; and
-	review the sale of caps to non-sophisticated customers to determine whether redress is due if a complaint is made by the customer during thereview.

On 31 January 2013, the FSA announced the results of pilot studies by the Group and other UK banks. The FSA announcement also clarified the tests to be applied to determine whether a customer qualifies as ‘sophisticated’ and created a set of redress principles.

The Group has estimated £700 million for its liability based on the FSA’s guidance, an analysis of its portfolio of interest rate hedging products and the results of the pilot exercise. The provision includes redress that will be paid to customers, interest payable on customer redress: the cost to the Group of exiting the hedging positions; and the cost of undertaking the review.

The principal assumptions that underlie the estimate are: the number of transactions that meet the criteria for redress; the nature of the redress; in particular whether a product is terminated or replaced with an alternative product and/or a different profile; and the cost of the review.

The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

Sensitivity
Assumption	Change in assumption %	Consequential change in provision £m
Number of customer transactions qualifying for redress (i)	+/-5	+/-29
Proportion of customer transactions qualifying for full redress (i)	+/-5	+/-42

(i)	Customers qualifying for an alternative product reduced/increased pro rata.

As the redress and review exercise progresses it is likely that the level of the provision will change. There remain significant uncertainties over the number of transactions that will qualify for redress and the nature and cost of that redress.

(3)	The Group has provided for customer redress in relation to certain other retail products. None of these provisions is individually material.

(4)
On 6 February 2013, the Group reached agreement with the FSA, the US Department of Justice and the Commodity Futures Trading Commission in relation to the setting of LIBOR and other trading rates, including financial penalties of £381 million. The Group continues to cooperate with other governmental and regulatory authorities and the probable outcome of these investigations is that the Group will incur additional financial penalties. However, at this early stage, the Group is unable reliably to estimate their quantum.

(5)
The Group is subject to a number of investigations by regulatory and other authorities. Details of these investigations and a discussion of the nature of the associated uncertainties are given in Note 32.

(6)
Arising out of its normal business operations, the Group is party to legal proceedings in the United Kingdom, the United States and other  jurisdictions. Litigation provisions at 31 December 2012 related to numerous proceedings; no individual provision is material. Detailed descriptions of the Group’s legal proceedings and discussion of the associated uncertainties are given in Note 32.

(7)
In June 2012, the Group experienced a technology incident that affected its transaction batch processing. Provisions of £175 million were charged during 2012 to meet the waiver of fees and interest; redress for customers of the Group; and other costs principally staff costs. These costs have been substantially settled and there is minimal uncertainty as to the final cost.

(8)
The property provisions principally comprise provisions for onerous lease contracts. Provision is made for future rentals payable in respect of vacant leasehold property and for any shortfall where leased property is sub-let at a rental lower than the lease rentals payable by the Group.

Notes on the consolidated accounts continued

23 Deferred tax

	2012 £m	2011 £m	2010 £m
Deferred tax liability	1,141	1,945	2,142
Deferred tax asset	(3,443)	(3,878)	(6,373)
Net deferred tax asset	(2,302)	(1,933)	(4,231)

Net deferred tax asset comprised:
	Pension	Accelerated capital allowances	Provisions	Deferred gains	IFRS transition	Fair value of financial instruments	Available- for-sale financial assets	Intangibles	Cash flow hedging	Share schemes	Tax losses carried forward	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2011	(638)	2,656	(1,601)	88	(296)	(92)	(841)	429	291	(31)	(4,274)	78	(4,231)
Transfers to disposal groups	—	(308)	(52)	—	—	16	—	—	—	—	159	52	(133)
Acquisition/(disposal) of subsidiaries	4	(76)	39	7	—	—	—	(1)	(1)	—	—	—	(28)
Charge/(credit) to income statement - continuing operations	222	26	339	262	77	46	(13)	(178)	22	(3)	394	(94)	1,100
- discontinued operations	1	1	5	—	—	—	—	—	—	—	—	(58)	(51)
(Credit)/charge to other comprehensive income	(86)	—	—	1	—	—	780	—	238	14	415	—	1,362
Currency translation and other adjustments	4	7	(4)	1	—	(3)	22	2	—	3	12	4	48
At 1 January 2012	(493)	2,306	(1,274)	359	(219)	(33)	(52)	252	550	(17)	(3,294)	(18)	(1,933)
Transfers to disposal groups	1	—	—	—	—	—	2	—	—	—	—	—	3
(Disposal)/acquisition of subsidiaries	(2)	(38)	(85)	—	—	(6)	(4)	—	—	—	—	52	(83)
Charge/(credit) to income statement - continuing operations	71	(482)	237	(13)	84	25	(18)	(15)	(128)	—	225	(75)	(89)
- discontinued operations	—	1	5	—	—	—	—	—	—	—	—	(24)	(18)
(Credit)/charge to other comprehensive Income	(380)	—	—	(10)	—	—	200	—	155	5	(170)	—	(200)
Currency translation and other Adjustments	—	(43)	46	49	(25)	6	7	(10)	—	—	8	(20)	18
At 31 December 2012	(803)	1,744	(1,071)	385	(160)	(8)	135	227	577	(12)	(3,231)	(85)	(2,302)

Deferred tax assets in respect of unused tax losses are recognised if the losses can be used to offset probable future taxable profits after taking into account the expected reversal of other temporary differences. Recognised deferred tax assets in respect of tax losses are analysed further below.

	2012 £m	2011 £m	2010 £m
UK tax losses carried forward
- The Royal Bank of Scotland plc	2,654	2,623	143
- UK branch of RBS N.V.	322	166	3,361
- National Westminster Bank Plc	66	93	349
- RBS Management Services (UK) Ltd	30	51	—
	3,072	2,933	3,853
Overseas tax losses carried forward
- Ulster Bank Ireland	72	284	260
- RBS Citizens Financial Group	87	—	—
- RBS N.V. Australia	—	77	—
- RBS Aerospace	—	—	161
	159	361	421
	3,231	3,294	4,274

UK tax losses
Under UK tax rules, tax losses do not expire and can be carried forward indefinitely.

The Royal Bank of Scotland plc and the UK branch of RBS N.V.- the deferred tax assets in respect of tax losses brought forward at 1 January 2012 relate wholly to trading losses that arose in the UK branch of RBS N.V. Some were transferred on 1 January 2011 following the transfer of the majority of the activities of the UK Branch of RBS N.V. to The Royal Bank of Scotland plc and the balance is expected to transfer once the remaining activities have been transferred. The UK Branch tax losses attributable to credit market write-downs during the financial crisis were principally incurred between 2007 and 2009.

The Royal Bank of Scotland plc reported a taxable profit in 2011 and a tax loss in 2012. The tax loss in 2012 reflects the reversal of previous own credit gains offset by core banking profitability. Based on the Group’s strategic plan, all of the carried forward losses will be substantially utilised against future taxable profits of The Royal Bank of Scotland plc by the end of 2018. A 20% reduction in forecast profits would extend the recovery period by one year to 2019.

National Westminster Bank Plc - the deferred tax asset in respect of tax losses at 31 December 2012 relates to residual unrelieved trading losses that arose between 2009 and 2012. 95% of the losses that arose were relieved against taxable profits arising in other UK Group companies. Based on the Group’s strategic plan, the residual carried forward losses will be fully utilised against future taxable profits of the company by the end of 2015. A 20% reduction in forecast profits would extend the recovery period by one year to 2016.

Overseas tax losses
Ulster Bank Ireland - a deferred tax asset has been recognised in respect of £575 million of total tax losses of £7,627 million carried forward at 31 December 2012. These losses arose principally as a result of significant impairment charges reflecting deteriorating economic conditions in the Republic of Ireland. Impairment charges are expected to reduce in the future. Based on the Group’s strategic plan, the losses on which a deferred tax asset has been recognised will be utilised against future taxable profits of the company by the end of 2019. A 20% reduction in forecast profits would extend the recovery period by one year to 2020.

RBS Citizens Financial Group - a deferred tax asset of £87 million has been recognised in respect of total tax losses of £239 million carried forward at 31 December 2012. The losses on which a deferred tax asset has been recognised will be utilised against future taxable profits in 2013. A 20% reduction in forecast profits would not extend the recovery period beyond 2013.

Unrecognised deferred tax
Deferred tax assets of £3,827 million (2011 - £3,246 million; 2010 - £2,008 million) have not been recognised in respect of tax losses carried forward of £20,432 million (2011 - £16,691 million; 2010 - £9,869 million) in jurisdictions where doubt exists over the availability of future taxable profits. Of these losses, £37 million expire within one year, £1 million within five years and £11,068 million thereafter. The balance of tax losses carried forward has no time limit.

Deferred tax liabilities of £214 million (2011 - £249 million; 2010 - £279 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation. No taxation is expected to arise in the foreseeable future in respect of held-over gains. Changes to UK tax legislation largely exempts from UK tax, overseas dividends received on or after 1 July 2009.

Tax loss waiver
On 26 November 2009, the company entered into three agreements (together comprising the tax loss waiver) which provide the right, at the company’s option, subject to HM Treasury consent, to satisfy all or part of the annual fee in respect of the asset protection scheme (APS) or the contingent subscription arrangement, and the exit fee payable in connection with any termination of the Group’s participation in the APS (but not the refund of the net payments it has received from HM Treasury under the APS), by waiving entitlement to relief for certain UK tax losses carried forward (principally tax losses carried forward under s393 of the Income and Corporation Taxes Act 1988 (now s45 of the Corporation Tax Act 2009)) recognised as deferred tax assets. The tax loss waiver contains undertakings designed to prevent the Group from engaging in arrangements which have a main purpose of reducing the net cost to the Group of any waiver of tax reliefs pursuant to the tax loss waiver. The Group has not satisfied any fees in respect of the APS or the Contingent Subscription arrangement by way of tax loss waiver. The Group exited the APS on 18 October 2012.

Notes on the consolidated accounts continued

24 Subordinated liabilities
	2012	2011	2010
	£m	£m	£m
Dated loan capital	20,210	19,654	20,658
Undated loan capital	2,479	2,558	2,552
Preference shares	1,075	1,116	1,112
Trust preferred securities	3,009	2,991	2,731
	26,773	26,319	27,053

In a series of exchange and tender offers in May 2010, the Group redeemed certain subordinated debt securities and equity preference shares in exchange for cash or senior debt. In March 2012, the Group exchanged certain subordinated debt securities for new subordinated debt securities. The exchanges involving instruments classified as liabilities all met the criteria in IFRS for treatment as the extinguishment of the original liability and the recognition of a new financial liability.

The Group undertook that, unless otherwise agreed with the European Commission, neither the company nor any of its direct or indirect subsidiaries (excluding companies in the RBS Holdings N.V. Group, which are subject to different restrictions, see below) would pay external investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier 2 instruments) from 30 April 2010 for a period of two years thereafter (“the Deferral Period”), or exercise any call rights in relation to these capital instruments between 24 November 2009 and the end of the Deferral Period, unless there was a legal obligation to do so. Hybrid capital instruments issued after 24 November 2009 were generally not subject to the restriction on dividend or coupon payments or call options. On 30 April 2012, the Deferral Period for RBS Group instruments ended and in May 2012, the Group determined that it was in a position to recommence payments on these instruments. Future coupons and dividends will only be paid subject to, and in accordance with, the terms of the relevant instruments.

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

The following tables analyse the remaining contractual maturity of subordinated liabilities by the final redemption date; and by the next call date.

2012 - final redemption	2013 £m	2014 £m	2015-2017 £m	2018-2022 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	214	—	630	464	—	994	2,302
US dollar	611	664	2,388	3,722	177	4,409	11,971
Euro	1,478	—	3,035	3,814	397	806	9,530
Other	48	425	790	1,381	—	326	2,970
	2,351	1,089	6,843	9,381	574	6,535	26,773

2012 - call date	Currently £m	2013 £m	2014 £m	2015-2017 £m	2018-2022 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	24	429	60	826	715	36	212	2,302
US dollar	2,577	3,546	664	1,767	2,408	1,009	—	11,971
Euro	—	3,509	289	2,863	2,427	397	45	9,530
Other	—	1,192	—	1,214	564	—	—	2,970
	2,601	8,676	1,013	6,670	6,114	1,442	257	26,773

2011 - final redemption	2012 £m	2013 £m	2014-2016 £m	2017-2021 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	73	158	648	453	—	823	2,155
US dollar	302	555	3,903	1,793	190	4,619	11,362
Euro	220	1,299	2,389	4,296	513	832	9,549
Other	29	—	1,618	1,261	—	345	3,253
	624	2,012	8,558	7,803	703	6,619	26,319

2011 - call date	Currently £m	2012 £m	2013 £m	2014-2016 £m	2017-2021 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	15	127	218	855	593	176	171	2,155
US dollar	3,230	3,974	765	1,196	824	1,059	314	11,362
Euro	159	2,714	1,299	1,954	2,863	513	47	9,549
Other	9	1,407	489	1,306	42	—	—	3,253
	3,413	8,222	2,771	5,311	4,322	1,748	532	26,319

2010 - final redemption	2011 £m	2012 £m	2013-2015 £m	2016-2020 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	79	—	817	63	361	806	2,126
US dollar	195	262	3,171	3,054	261	4,398	11,341
Euro	663	—	3,368	3,849	1,611	866	10,357
Other	27	—	1,612	1,252	—	338	3,229
	964	262	8,968	8,218	2,233	6,408	27,053

2010 - call date	Currently £m	2011 £m	2012 £m	2013-2015 £m	2016-2020 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	172	96	55	1,027	217	530	29	2,126
US dollar	3,099	2,889	1,228	1,960	800	1,052	313	11,341
Euro	613	1,940	849	2,387	3,855	664	49	10,357
Other	672	11	728	1,438	380	—	—	3,229
	4,556	4,936	2,860	6,812	5,252	2,246	391	27,053

Notes on the consolidated accounts continued

24 Subordinated liabilities continued
Dated loan capital
	Capital treatment	2012 £m	2011 £m	2010 £m
The Royal Bank of Scotland Group plc
US$300 million 6.375% subordinated notes 2011 (1)		—	—	199
US$750 million 5% subordinated notes 2013 (1)	Lower Tier 2	485	522	532
US$750 million 5% subordinated notes 2014 (1)	Lower Tier 2	520	558	559
US$250 million 5% subordinated notes 2014 (1)	Lower Tier 2	152	163	162
US$675 million 5.05% subordinated notes 2015 (1)	Lower Tier 2	463	494	492
US$350 million 4.7% subordinated notes 2018 (1)	Lower Tier 2	262	271	252
US$2,250 million 6.125% subordinated notes 2022 (issued December 2012) (1)	Lower Tier 2	1,398	—	—

The Royal Bank of Scotland plc
€1,000 million 6% subordinated notes 2013	Lower Tier 2	869	921	989
US$50 million floating rate subordinated notes 2013	Lower Tier 2	36	37	38
€500 million 6% subordinated notes 2013	Lower Tier 2	415	426	439
£150 million 10.5% subordinated bonds 2013 (2)	Lower Tier 2	164	171	177
AUD397 million (2011 and 2010 - AUD590 million) 6% subordinated notes 2014 (callable quarterly from October 2009) (3)	Lower Tier 2	257	392	391
AUD265 million (2011 and 2010 - AUD410 million) floating rate subordinated notes 2014 (callable quarterly from October 2009) (3)	Lower Tier 2	171	272	272
CAD217 million (2011 and 2010 - CAD700 million) 4.25% subordinated notes 2015 (callable quarterly from March 2010)	Lower Tier 2	135	444	452
£250 million 9.625% subordinated bonds 2015	Lower Tier 2	289	297	303
US$322 million (2011 and 2010 - US$750 million) floating rate Bermudian callable subordinated notes 2015 (callable quarterly from September 2010) (3)	Lower Tier 2	199	485	483
€750 million floating rate subordinated notes 2015	Lower Tier 2	688	709	725
CHF400 million 2.375% subordinated notes 2015	Lower Tier 2	287	295	287
CHF100 million 2.375% subordinated notes 2015	Lower Tier 2	84	88	83
CHF200 million 2.375% subordinated notes 2015	Lower Tier 2	134	136	136
US$229 million (2011 and 2010 - US$500 million) floating rate subordinated notes 2016 (callable quarterly from October 2011) (3)	Lower Tier 2	142	324	322
US$686 million (2011 and 2010 - US$1,500 million) floating rate subordinated notes 2016 (callable quarterly from April 2011) (3)	Lower Tier 2	425	971	967
€227 million (2011 and 2010 - €500 million) 4.5% subordinated notes 2016 (callable quarterly from January 2011) (3)	Lower Tier 2	185	420	450
CHF34 million (2011 and 2010 - CHF200 million) 2.75% subordinated notes 2017 (callable quarterly from December 2012) (3)	Lower Tier 2	23	138	138
€100 million floating rate subordinated notes 2017	Lower Tier 2	82	84	86
€102 million (2011 and 2010 - €500 million) floating rate subordinated notes 2017 (callable quarterly from January 2012) (3)	Lower Tier 2	84	419	432
€750 million 4.35% subordinated notes 2017	Lower Tier 2	721	723	721
AUD50 (2011 and 2010 - AUD450 million) 6.5% subordinated notes 2017 (callable quarterly from February 2012) (3)	Lower Tier 2	32	303	302
AUD90 million (2011 and 2010 - AUD450 million) floating rate subordinated notes 2017 (callable quarterly from February 2012) (3)	Lower Tier 2	58	298	295
US$450 million (2011 and 2010 - US$1,500 million) floating rate subordinated callable step-up notes 2017 (callable quarterly from August 2012) (3)	Lower Tier 2	279	971	966
€2,000 million 6.93% subordinated notes 2018	Lower Tier 2	2,033	2,023	1,999
US$125.6 million floating rate subordinated notes 2020	Lower Tier 2	78	81	81
€1,000 million 4.625% subordinated notes 2021 (callable quarterly from September 2016)	Lower Tier 2	938	948	949
€300 million CMS linked floating rate subordinated notes 2022	Lower Tier 2	272	271	280
€144.4 million floating rate subordinated notes 2023	Lower Tier 2	224	157	153
AUD883 million 13.125% subordinated notes 2022 (issued March 2012) callable March 2017	Lower Tier 2	585	—	—
CAD420 million 10.5% subordinated notes 2022 (issued March 2012) callable March 2017	Lower Tier 2	269	—	—
CHF124 million 9.375% subordinated notes 2022 (issued March 2012) callable March 2017	Lower Tier 2	90	—	—
€564 million 10.5% subordinated notes 2022 (issued March 2012) callable March 2017	Lower Tier 2	497	—	—
US$2,132 million 9.5% subordinated notes 2022 (issued March 2012) callable March 2017	Lower Tier 2	1,350	—	—

	Capital treatment	2012 £m	2011 £m	2010 £m
National Westminster Bank Plc
€500 million 5.125% subordinated notes 2011		—	—	442
£300 million 7.875% subordinated notes 2015	Lower Tier 2	360	371	370
£300 million 6.5% subordinated notes 2021	Lower Tier 2	410	400	367

Charter One Financial, Inc.
US$400 million 6.375% subordinated notes 2012 (redeemed January 2012)		—	261	265
US$350 million 4.150% subordinated notes 2022 (issued September 2012)	Ineligible	217	—	—

First Active plc
£60 million 6.375% subordinated bonds 2018 (callable quarterly from April 2013)	Lower Tier 2	63	64	66

RBS NV and subsidiaries
€250 million 4.70% CMS linked subordinated notes 2019	Lower Tier 2	199	136	181
€100 million 5.13% flip flop Bermudan callable subordinated notes 2017 (callable annually from December 2012)	Lower Tier 2	72	78	69
€13 million zero coupon subordinated notes 2029 (callable annually from June 2009)	Lower Tier 2	11	14	9
€170 million floating rate sinkable subordinated notes 2041	Lower Tier 2	166	81	240
€15 million CMS linked floating rate subordinated notes 2020	Lower Tier 2	10	7	10
€1,500 million floating rate Bermudan callable subordinated notes 2015 (callable quarterly from June 2010)	Lower Tier 2	1,215	1,246	1,283
€5 million floating rate Bermudan callable subordinated notes 2015 (callable quarterly from October 2010)	Lower Tier 2	4	4	4
US$129 million (2011 and 2010 - US$165 million) 6.14% subordinated notes 2019	Lower Tier 2	75	76	104
US$72 million 5.98% subordinated notes 2019	Lower Tier 2	57	47	42
US$500 million 4.65% subordinated notes 2018	Lower Tier 2	347	354	326
US$1,500 million floating rate Bermudan callable subordinated notes 2015 (callable quarterly from March 2010)	Lower Tier 2	892	930	927
AUD575 million 6.50% Bermudan callable subordinated notes 2018 (callable quarterly from May 2013)	Lower Tier 2	366	378	371
AUD175 million floating rate Bermudan callable subordinated notes 2018 (callable quarterly from May 2013)	Lower Tier 2	109	111	111
€26 million 7.42% subordinated notes 2016	Lower Tier 2	25	25	26
€7 million 7.38% subordinated notes 2016	Lower Tier 2	7	7	7
£25 million amortising MTN subordinated notes 2011		—	—	3
US$136 million (2011 and 2010 - US$ 250 million) 7.75% fixed rate subordinated notes 2023	Lower Tier 2	85	90	163
US$150 million 7.13% fixed rate subordinated notes 2093	Lower Tier 2	94	100	98

The Royal Bank of Scotland Berhad
MYR200 million 4.15% subordinated notes 2017 (4)	Ineligible	42	42	42

Non-controlling interests subordinated issues		9	20	20
		20,210	19,654	20,658

Notes:
(1)	On-lent to The Royal Bank of Scotland plc on a subordinated basis.
(2)	Unconditionally guaranteed by the Royal Bank of Scotland.
(3)	Partially repurchased following completion of an exchange offer in March 2012.
(4)	Issuing entity transferred from being a subsidiary of RBS N.V. to RBS Group in October 2012.
(5)
In the event of certain changes in tax laws, dated loan capital issues may be redeemed in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.

(6)	Except as stated above, claims in respect of the Group's dated loan capital are subordinated to the claims of other creditors. None of the Group's dated loan capital is secured.
(7)	Interest on all floating rate subordinated notes is calculated by reference to market rates.

Notes on the consolidated accounts continued

24 Subordinated liabilities continued
Undated loan capital
	Capital treatment	2012 £m	2011 £m	2010 £m
The Royal Bank of Scotland Group plc
US$106 million undated floating rate primary capital notes (callable semi-annually from December 1990) (1,2)	Upper Tier 2	66	69	69
US$762 million 7.648% perpetual regulatory (callable quarterly from September 2031) (1,3,4)	Tier 1	477	497	494

The Royal Bank of Scotland plc
£31 million 7.375% undated subordinated notes	Upper Tier 2	31	31	31
£51 million 6.25% undated subordinated notes (callable every five years from December 2012) (1)	Upper Tier 2	51	53	55
£56 million 6% undated subordinated notes (callable every five years from September 2014) (1)	Upper Tier 2	61	62	61
€176 million 5.125% undated subordinated notes (callable quarterly from July 2014) (1)	Upper Tier 2	155	161	166
€170 million floating rate undated subordinated notes (callable quarterly from July 2014) (1)	Upper Tier 2	138	141	145
£54 million 5.125% undated subordinated notes (callable every five years from March 2016) (1)	Upper Tier 2	61	61	58
£35 million 5.5% undated subordinated notes (callable every five years from December 2019) (1)	Upper Tier 2	39	37	35
£21 million 6.2% undated subordinated notes (callable every five years from March 2022) (1)	Upper Tier 2	46	45	43
£103 million 9.5% undated subordinated bonds (callable every five years from August 2018) (1,4)	Upper Tier 2	137	137	130
£16 million (2011 and 2010 - £22 million) 5.625% undated subordinated notes (callable every five years from September 2026) (1)	Upper Tier 2	24	23	21
£19 million 5.625% undated subordinated notes (callable every five years from June 2032) (1)	Upper Tier 2	13	13	20
£1 million floating rate undated subordinated notes (callable semi-annually from March 2011) (1)	Upper Tier 2	1	1	2
CAD474 million 5.37% fixed rate undated subordinated notes (callable quarterly from May 2016) (1)	Upper Tier 2	328	347	340

National Westminster Bank Plc
US$193 million primary capital floating rate notes, Series A (callable semi-annually from July 1990) (1)	Upper Tier 2	119	124	124
US$229 million primary capital floating rate notes, Series B (callable semi-annually from August 1990) (1)	Upper Tier 2	142	148	148
US$285 million primary capital floating rate notes, Series C (callable quarterly from November 1990) (1)	Upper Tier 2	177	184	184
€178 million 6.625% fixed/floating rate undated subordinated notes (callable quarterly from October 2009)	Upper Tier 2	146	150	154
€10 million floating rate undated step-up notes (callable quarterly from October 2009)	Upper Tier 2	9	9	9
£87 million floating undated subordinated step-up notes (callable every five years from January 2010) (1)	Upper Tier 2	92	91	89
£53 million 7.125% undated subordinated step-up notes (callable every five years from October 2022) (1)	Upper Tier 2	55	56	54
£35 million 11.5% undated subordinated notes (callable any time from December 2022) (1,2,5)	Upper Tier 2	38	42	42

First Active plc
£20 million 11.75% perpetual	Lower Tier 2	25	26	26
€38 million 11.375% perpetual	Lower Tier 2	46	48	50
£1.3 million floating rate perpetual	Lower Tier 2	2	2	2
		2,479	2,558	2,552

Notes:
(1)	Partially repurchased following completion of the exchange and tender offers in May 2010.
(2)	On-lent to The Royal Bank of Scotland plc on a subordinated basis
(3)	The company can satisfy interest payment obligations by issuing sufficient ordinary shares to appointed Trustees to enable them, on selling these shares, to settle the interest payment.
(4)	Guaranteed by the company.
(5)	Exchangeable at the option of the issuer into 8.392% (gross) non-cumulative preference shares of £1 each of National Westminster Bank Plc at any time.
(6)	Except as stated above, claims in respect of the Group's undated loan capital are subordinated to the claims of other creditors. None of the Group's undated loan capital is secured.
(7)
In the event of certain changes in tax laws, undated loan capital issues may be redeemed in whole, but not in part, at the option of the Group, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.

(8)	Interest on all floating rate subordinated notes is calculated by reference to market rates.

Preference shares
	Capital treatment	2012 £m	2011 £m	2010 £m
The Royal Bank of Scotland Group plc (1)
Non-cumulative preference shares of US$0.01
Series F US$156 million 7.65% (callable any time from March 2007) (2)	Tier 1	97	101	101
Series H US$242 million 7.25% (callable any time from March 2004) (2)	Tier 1	150	157	156
Series L US$751 million 5.75% (callable any time from October 2009) (2)	Tier 1	465	485	484

Non-cumulative convertible preference shares of US$0.01
Series 1 US$65 million 9.118% (callable any time from March 2010) (3)	Tier 1	41	43	43

Non-cumulative convertible preference shares of £0.01
Series 1 £15 million 7.387% (callable any time from December 2010) (3)	Tier 1	15	15	15

Cumulative preference shares of £1
£0.5 million 11% and £0.4 million 5.5% (not callable)	Upper Tier 2	1	1	1

National Westminster Bank Plc
Non-cumulative preference shares of £1
Series A £140 million 9% (not callable)	Tier 1	145	145	144

Non-cumulative preference shares of US$25
Series C US$246 million 7.7628% (callable quarterly from April 2002) (2,4)	Tier 1	161	169	168
		1,075	1,116	1,112

Notes:
(1)	Further details of the contractual terms of the preference shares are given in Note 26.
(2)	Partially repurchased following completion of the exchange and tender offers in May 2010.
(3)	Partially converted into ordinary shares in the company in 2010.
(4)	Series C preference shares each carry a gross dividend of 8.625% inclusive of associated tax credit. Redeemable at the option of the issuer at par.

Trust preferred securities

	Capital treatment	2012 £m	2011 £m	2010 £m
€391 million 6.467% (callable quarterly from June 2012) (1)	Tier 1	319	340	339
US$486 million 6.8% (callable quarterly from March 2008) (1)	Tier 1	302	309	289
US$318 million 4.709% (callable quarterly from July 2013) (1,2)	Tier 1	199	210	190
US$394 million 6.425% (callable quarterly from January 2034) (1)	Tier 1	365	382	291

RBS NV and subsidiaries (3)
US$1,285 million 5.90% Trust Preferred V (callable any time from July 2008) (3)	Tier 1	713	684	633
US$200 million 6.25% Trust Preferred VI (callable any time from September 2008)	Tier 1	112	108	100
US$1,800 million 6.08% Trust Preferred VII (callable any time from February 2009)	Tier 1	999	958	889
		3,009	2,991	2,731

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
(3)
Dividends are non-cumulative. They cannot be declared if RBS Holdings N.V. has not paid dividends on any parity securities. Distributions must be made, subject to the restrictions described in (4) below, if RBS Holdings N.V. pays a dividend on its ordinary shares or on its parity securities or redeems or repurchases such securities.

(4)	The trust preferred securities are subject to restrictions on dividend payments agreed with the European Commission (see page 394).

Notes on the consolidated accounts continued

25 Non-controlling interests
	Direct Line Insurance Group plc	ABN AMRO	Other interests	Total
	£m	£m	£m	£m
At 1 January 2011	—	295	1,424	1,719
Currency translation and other adjustments	—	(20)	(34)	(54)
(Loss)/profit attributable to non-controlling interests
- continuing operations	—	(7)	(7)	(14)
- discontinued operations	—	42	—	42
Dividends paid	—	—	(40)	(40)
Losses on available-for-sale financial assets, net of tax	—	2	—	2
Equity withdrawn and disposals	—	(29)	(392)	(421)
At 1 January 2012	—	283	951	1,234
Currency translation and other adjustments	—	(12)	(6)	(18)
(Loss)/profit attributable to non-controlling interests
- continuing operations	—	(43)	32	(11)
- discontinued operations	(125)	13	—	(112)
Dividends paid	—	—	(13)	(13)
Losses on available-for-sale financial assets, net of tax	—	25	—	25
Equity raised	873	—	2	875
Equity withdrawn and disposals	—	—	(23)	(23)
Transfer from retained earnings	361	—	—	361
At 31 December 2012	1,109	266	943	2,318

ABN AMRO represents the other Consortium Members' interests in RFS Holdings B.V. The capital and income rights of shares issued by RFS Holdings B.V. are linked to the net assets and income of the ABN AMRO business units which the individual Consortium Members agreed to acquire.

Other non-controlling interests include the following trust preferred securities:

	2012	2011	2010
	£m	£m	£m
US$357 million 5.512% (redeemable September 2014)	198	198	198
US$276 million 3 month US$ LIBOR plus 0.80% (redeemable September 2014) (1)	153	153	153
€166 million 4.243% (redeemable January 2016)	112	112	112
£93 million 5.6457% (redeemable June 2017)	93	93	93
	556	556	556

Notes:
(1)	Partially repurchased following completion of the exchange and tender offers in May 2010.
(2)
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

(3)	The trust preferred securities were subject to restrictions on dividend payments agreed with the European Commission (see page 394).

26 Share capital
	Allotted, called up and fully paid
	1 January 2012	Issued during the year	Share sub-division and consolidation	31 December 2012
	£m	£m	£m	£m
Ordinary shares of 25p (1)	14,807	82	(14,889)	—
Ordinary shares of £1 (1)	—	115	5,956	6,071
B shares of £0.01	510	—	—	510
Dividend access share of £0.01	—	—	—	—
Non-cumulative preference shares of US$0.01	1	—	—	1
Non-cumulative convertible preference shares of US$0.01	—	—	—	—
Non-cumulative preference shares of €0.01	—	—	—	—
Non-cumulative convertible preference shares of £0.01	—	—	—	—
Non-cumulative preference shares of £1	—	—	—	—
Cumulative preference shares of £1	1	—	—	1

	Allotted, called up and fully paid
Number of shares - thousands	2012	2011	2010
Ordinary shares of 25p (1)	—	59,228,412	58,458,131
Ordinary shares of £1 (1)	6,070,765	—	—
B shares of £0.01	51,000,000	51,000,000	51,000,000
Dividend access share of £0.01 (2)	—	—	—
Non-cumulative preference shares of US$0.01	209,609	209,609	209,609
Non-cumulative convertible preference shares of US$0.01	65	65	65
Non-cumulative preference shares of €0.01	2,044	2,044	2,044
Non-cumulative convertible preference shares of £0.01	15	15	15
Non-cumulative preference shares of £1	54	54	54
Cumulative preference shares of £1	900	900	900

Movement in ordinary shares in issue - thousands	Ordinary shares
At 1 January 2011	58,458,131
Shares issued	770,281
At 1 January 2012	59,228,412
Shares issued (ordinary shares of 25p)	325,907
Share sub-division and consolidation (1)	(53,598,887)
Shares issued (ordinary shares of £1)	115,333
At 31 December 2012	6,070,765

Notes:
(1)
In June 2012, the ordinary shares of 25p each were initially sub-divided into 59,554,319,127 ordinary shares of 10p each and 59,554,319,127 deferred shares of 15p each. The deferred shares created by virtue of the sub-division were cancelled with the nominal value transferred to capital redemption reserve. The 59,554,319,127 ordinary shares of 10p were consolidated into 5,955,431,912 ordinary shares of £1 each.

(2)	One dividend access share in issue.

Notes on the consolidated accounts continued

26 Share capital continued
Ordinary shares
Following approval at the Group’s Annual General Meeting on 30 May 2012, the sub-division and consolidation of the Group’s ordinary shares on a one-for-ten basis took effect on 6 June 2012. The nominal value of the ordinary shares was amended to £1. The sub-division and consolidation of the Group’s ordinary shares resulted in the creation of 59,554,319,127 deferred shares of 15p each, which were cancelled on 6 June 2012.

In 2012, the company issued 326 million ordinary shares of 25p each prior to the sub-division and consolidation and 62 million ordinary shares of £1 each following the sub-division and consolidation, in connection with employee share schemes.

In September 2012, 52.7 million ordinary shares of £1 each were issued at 227.87 pence each to yield gross proceeds of £120 million for the purpose of neutralising the Core Tier 1 effects of paying coupons on discretionary hybrid capital securities. The shares were listed on allotment to UBS AG. The subscription price was determined by reference to the average market price between 3 August and 10 September 2012 when the share price closed at 253 pence per share.

B shares and dividend access share
In December 2009, the company entered into an acquisition and contingent capital agreement with HM Treasury. HM Treasury agreed to acquire at 50p per share 51 billion B shares with a nominal value of 1p each and a dividend access share with a nominal value of 1p; these shares were issued to HM Treasury on 22 December 2009. Net proceeds were £25.1 billion.

The B shares do not generally carry voting rights at general meetings of ordinary shareholders. Following the subdivision and consolidation of ordinary shares in 2012 and subject to anti-dilution adjustments, each B share is entitled to one tenth of the cash dividend of an ordinary share and may be converted at any time at the option of the holder into ordinary shares at the rate of ten B shares for each ordinary share.

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

Class of preference share	Number of shares in issue	Interest rate	Redemption date on or after	Redemption price per share	Debt/equity (1)
Non-cumulative preference shares of US$0.01
Series F	6.3 million	7.65%	31 March 2007	US$25	Debt
Series H	9.7 million	7.25%	31 March 2004	US$25	Debt
Series L	30.0 million	5.75%	30 September 2009	US$25	Debt
Series M	23.1 million	6.4%	30 September 2009	US$25	Equity
Series N	22.1 million	6.35%	30 June 2010	US$25	Equity
Series P	9.9 million	6.25%	31 December 2010	US$25	Equity
Series Q	20.6 million	6.75%	30 June 2011	US$25	Equity
Series R	10.2 million	6.125%	30 December 2011	US$25	Equity
Series S	26.4 million	6.6%	30 June 2012	US$25	Equity
Series T	51.2 million	7.25%	31 December 2012	US$25	Equity
Series U	10,130	7.64%	29 September 2017	US$100,000	Equity

Non-cumulative convertible preference shares of US$0.01
Series 1	64,772	9.118%	31 March 2010	US$1,000	Debt

Non-cumulative preference shares of €0.01
Series 1	1.25 million	5.5%	31 December 2009	€1,000	Equity
Series 2	784,989	5.25%	30 June 2010	€1,000	Equity
Series 3	9,429	7.0916%	29 September 2017	€50,000	Equity

Non-cumulative convertible preference shares of £0.01
Series 1	14,866	7.387%	31 December 2010	£1,000	Debt

Non-cumulative preference shares of £1
Series 1	54,442	3 month LIBOR + 2.33%	5 October 2012	£1,000	Equity

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

26 Share capital continued
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

The Group had undertaken that, unless otherwise agreed with the European Commission, neither the company nor any of its direct or indirect subsidiaries (excluding companies in the RBS Holdings N.V. Group, which are subject to different restrictions) would pay external investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier 2 instruments) from 30 April 2010 for a period of two years thereafter ("the Deferral Period"), or exercise any call rights in relation to these capital instruments between 24 November 2009 and the end of the Deferral Period, unless there was a legal obligation to do so. Hybrid capital instruments issued after 24 November 2009 were generally not subject to the restriction on dividend or coupon payments or call options. On 30 April 2012, the Deferral Period for RBS Group instruments ended and in May 2012, the Group determined that it was in a position to recommence payments on these instruments. Future coupons and dividends will only be paid subject to, and in accordance with, the terms of the relevant instruments.

27 Other equity
Paid-in equity - notes issued under the company's euro medium term note programme with an initial par value of US$1,600 million and CAD600 million are classified as equity under IFRS. The notes attract coupons of 6.99% and 6.666% respectively until October 2017 when they change to 2.67% above the London interbank offered rate for 3-month US dollar deposits and 2.76% above the Canadian dollar offered rate respectively. Paid-in equity of US$1,036 million was repurchased in April 2009 and CAD279 million was repurchased in May 2010 as part of liability management exercises.

Merger reserve - on 1 January 2009, the merger reserve comprised the premium on shares issued to acquire NatWest less goodwill amortisation charged under previous GAAP. No share premium was recorded in the company financial statements through the operation of the merger relief provisions of the Companies Act 1985.

Under the arrangements for accession to APS in December 2009, the company issued B shares in exchange for shares in Aonach Mor Limited. No share premium was recorded in the company financial statements through the operation of the merger relief provisions of the Companies Act 2006. The subsequent redemption of these shares gave rise to distributable profits of £50 million in 2011 and £12,250 million in 2010, which were transferred from merger reserve to retained earnings.

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

Own shares held - at 31 December 2012, 51 million ordinary shares of £1 each of the company (2011 - 164 million; 2010 - 172 million, restated to reflect the share sub-division and consolidation which took effect in June 2012) were held by Employee Share Trusts in respect of share awards and options granted to employees. Employee share trusts awarded 22.5 million ordinary shares in satisfaction of the exercise of awards under employee share plans during the year.

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

28 Leases

	Finance lease contracts and hire purchase agreements				Operating lease assets: future minimum lease rentals £m
Year in which receipt will occur	Gross amounts £m	Present value adjustments £m	Other movements £m	Present value £m
2012
Within 1 year	3,605	(330)	(40)	3,235	293
After 1 year but within 5 years	5,963	(600)	(197)	5,166	512
After 5 years	4,984	(1,709)	(315)	2,960	291
Total	14,552	(2,639)	(552)	11,361	1,096

2011
Within 1 year	3,996	(340)	(29)	3,627	406
After 1 year but within 5 years	6,806	(763)	(193)	5,850	605
After 5 years	5,822	(2,710)	(270)	2,842	359
Total	16,624	(3,813)	(492)	12,319	1,370

2010
Within 1 year	3,559	(309)	(20)	3,230	997
After 1 year but within 5 years	7,833	(795)	(245)	6,793	2,388
After 5 years	7,843	(2,763)	(263)	4,817	998
Total	19,235	(3,867)	(528)	14,840	4,383

	2012 £m	2011 £m	2010 £m
Nature of operating lease assets on the balance sheet
Transportation	1,432	1,549	6,162
Cars and light commercial vehicles	606	995	1,016
Other	165	161	208
	2,203	2,705	7,386

Amounts recognised as income and expense
Finance leases - contingent rental income	(110)	(133)	(160)
Operating leases - minimum rentals payable	392	490	519

Finance lease contracts and hire purchase agreements
Accumulated allowance for uncollectable minimum receivables	278	347	401

Notes on the consolidated accounts continued

28 Leases continued
Residual value exposures
The table below gives details of the unguaranteed residual values included in the carrying value of finance lease receivables (see pages 348 to 351) and operating lease assets (see pages 384 to 386).

	Year in which residual value will be recovered
	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years	Total
2012	£m	£m	£m	£m	£m
Operating leases
- transportation	284	182	207	333	1,006
- cars and light commercial vehicles	317	44	49	1	411
- other	30	19	39	3	91
Finance lease contracts	38	47	148	318	551
Hire purchase agreements	1	—	1	—	2
	670	292	444	655	2,061

2011
Operating leases
- transportation	244	314	187	390	1,135
- cars and light commercial vehicles	458	75	105	2	640
- other	23	21	33	8	85
Finance lease contracts	26	48	147	270	491
Hire purchase agreements	—	—	1	—	1
	751	458	473	670	2,352

2010
Operating leases
- transportation	357	457	1,834	2,097	4,745
- cars and light commercial vehicles	503	109	100	9	721
- other	30	20	39	13	102
Finance lease contracts	20	41	131	263	455
Hire purchase agreements	—	3	70	—	73
	910	630	2,174	2,382	6,096
The Group provides asset finance to its customers through acting as a lessor. It purchases plant, equipment and intellectual property, renting them to customers under lease arrangements that, depending on their terms, qualify as either operating or finance leases.

29 Securitisations, asset transfers and other collateral given
Secured funding
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
(ii)	any currently unencumbered assets that could be substituted into those portfolios or used to collateralise debt securities which may be retained by the Group for contingent liquidity purposes.

	2012				2011				2010
		Debt securities in issue				Debt securities in issue				Debt securities in issue
Asset type (1)	Assets £m	Held by third parties (2) £m	Held by the Group (3) £m	Total £m	Assets £m	Held by third parties (2) £m	Held by the Group (3) £m	Total £m	Assets £m	Held by third parties (2) £m	Held by the Group (3) £m	Total £m
Mortgages
- UK (RMBS)	16,448	6,462	11,963	18,425	49,549	10,988	47,324	58,312	53,132	13,047	50,028	63,075
- UK (covered bonds)	15,990	10,139	—	10,139	15,441	9,107	—	9,107	8,046	4,100	—	4,100
- Irish	10,587	3,217	7,634	10,851	12,660	3,472	8,670	12,142	15,034	5,101	11,152	16,253
UK credit cards	3,019	1,243	1,736	2,979	4,037	500	110	610	3,993	34	1,500	1,534
UK personal loans	4,658	—	4,283	4,283	5,168	—	4,706	4,706	5,795	—	5,383	5,383
Other loans (4)	18,008	1,059	18,064	19,123	19,778	4	20,577	20,581	25,193	974	23,186	24,160
	68,710	22,120	43,680	65,800	106,633	24,071	81,387	105,458	111,193	23,256	91,249	114,505
Cash deposits (5)	5,823				11,998				13,068
	74,533				118,631				124,261

Notes:
(1)	Assets that have been pledged to the SPEs which itself is a subset of the total portfolio of eligible assets within a collateral pool.
(2)	Debt securities that have been sold to third party investors and represents a source of external wholesale funding.
(3)
Debt securities issued pursuant to own-asset securitisations where the debt securities are retained by the Group as a source of contingent liquidity where those securities can be used in repurchase agreements with central banks.

(4)	Comprises corporate, social housing and student loans.
(5)
At 31 December 2012, cash deposits comprised £4.7 billion from mortgage repayments and £1.1 billion from other loan repayments held in the SPEs, to repay debt securities issued by the own-asset securitisation vehicles (2011 - £11.2 billion and £0.8 billion; 2010 - £12.3 billion and £0.8 billion respectively).

Notes on the consolidated accounts continued

29 Securitisation, asset transfers and other collateral given continued
Continuing involvement
In certain securitisations of US residential mortgages, substantially all the risks and rewards have been neither transferred nor retained, but the Group has retained control of the assets and continues to recognise the assets to the extent of its continuing involvement, as defined by IAS 39, which takes the form of retaining certain subordinated bonds issued by the securitisation SPEs.

These interests predominantly relate to mortgage-backed securities which were re-securitised. Retained interests are generally not held to maturity and are typically sold after settlement of the securitisation. Retained interests may be subordinated to other investors' interests. Third party investors and securitisation trusts have no recourse to the Group's other assets for failure of debtors to perform on the securitised loans or securities, effectively transferring the risk of future credit losses to the purchasers of the securities issued by the trust. The value of retained interest varies and is subject to credit, interest rate, prepayment, and other risks of the transferred assets. In the ordinary course of business, the Group does not provide any other financial support to the securitisation trusts other than holding these retained interests. At 31 December 2012, securitised assets were £0.4 billion (2011 - £0.6 billion; 2010 - £2.3 billion); retained interest at fair value £61 million (2011 - £72 million; 2010 - £286 million); subordinated assets £1 million (2011 - £3 million; 2010 - £4 million); and related liabilities £1 million (2011 - £3 million; 2010 - £4 million).

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

Securities sold under repurchase transactions are not derecognised if the Group retains substantially all the risks and rewards of ownership. The fair value (and carrying value) of securities transferred under such repurchase transactions included on the balance sheet, are set out below. All of these securities could be sold or repledged by the holder.

Assets subject to securities repurchase agreements or security lending transactions	2012 £m	2011 £m	2010 £m
Debt securities	91,173	79,480	80,104
Equity shares	6,772	6,534	5,148

Other collateral given
This primarily relates to cash collateral relating to derivative contracts as well as assets pledged for bank and other borrowings.

Assets pledged against liabilities	2012 £m	2011 £m	2010 £m
Loans and advances to banks	12,784	19,691	27,271
Loans and advances to customers	25,186	52,225	46,352
Debt securities	24,236	3,713	7,200
	62,206	75,629	80,823

Liabilities secured by assets
Deposits by banks	12,309	6,369	10,565
Customer accounts	3,000	2,663	3,599
Derivatives	60,434	82,356	93,570
	75,743	91,388	107,734

The Group transferred certain assets resulting in their derecognition, but the Group has continuing involvement as defined in IFRS 7 in these assets through holdings of debt securities with a carrying value of £398 million (fair value - £339 million) at 31 December 2012. Income for the year was £13 million.

30 Special purpose entities
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

Refer to Note 29 on page 407 for the asset categories, together with the carrying value of the assets and associated liabilities for those securitisations and other asset transfers, other than conduits, where the assets continue to be recorded on the Group's balance sheet.

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

The ways the Group may be involved with conduits and other special purpose entities are described above.

The Group’s involvement in conduits takes a number of forms. It may:

•	Sponsor an ABCP programme i.e. establish the programme and approve the sellers permitted to participate in the programme and the asset pools to be purchased by the programme;

•	Administer an ABCP programme;

•	Provide the ABCP conduit with liquidity facilities;

•	Provide the ABCP conduit with a programme-wide credit enhancement facility; or

•	Purchase commercial paper from an ABCP conduit.

Notes on the consolidated accounts continued

30 Special purpose entities continued
Total assets and other aspects relating to the Group’s consolidated conduits are set out below.

	2012			2011			2010
	Core £m	Non-Core £m	Total £m	Core £m	Non-Core £m	Total £m	Core £m	Non-Core £m	Total
Total assets held by the conduits	2,839	765	3,604	11,208	1,893	13,101	16,390	3,624	20,014
Commercial paper issued (1)	717	—	717	10,590	859	11,449	15,522	2,540	18,062

Liquidity and credit enhancements
Deal specific liquidity
- drawn	2,122	781	2,903	321	1,051	1,372	868	1,109	1,977
- undrawn	1,521	17	1,538	15,324	1,144	16,468	21,935	2,980	24,915
PWCE (2)	60	—	60	795	193	988	1,025	257	1,282
	3,703	798	4,501	16,440	2,388	18,828	23,828	4,346	28,174

Maximum exposure to loss (3)	3,643	798	4,441	15,646	2,194	17,840	22,803	4,089	26,892

Notes:
(1)	Includes £0.7 billion of ABCP issued to RBS plc at 31 December 2012 (2011 - £0.3 billion; 2010 - £0.7 billion).
(2)	Programme-wide credit enhancement (PWCE) is an additional programme-wide credit support which would absorb the first loss on transactions where liquidity support is provided by a third party.
(3)
Maximum exposure to loss quantifies the Group’s exposure to its sponsored conduits. It is determined as the Group’s liquidity commitment to its sponsored conduits and additional PWCE which would absorb the first loss on transactions where liquidity support is provided by third parties. Historically, PWCE has been greater than third party liquidity. Therefore the maximum exposure to loss is total deal specific liquidity.

(4)
Liquidity commitments from the Group to the conduit exceed the nominal amount of assets funded by the conduit given that liquidity commitments are sized to cover the accrued funding cost of the related assets.

31 Capital resources
The Group's regulatory capital resources in accordance with Financial Services Authority (FSA) definitions were as follows:

Shareholders’ equity (excluding non-controlling interests)	2012 £m	2011 £m	2010 £m
Shareholders’ equity per balance sheet	68,130	74,819	75,132
Preference shares - equity	(4,313)	(4,313)	(4,313)
Other equity instruments	(431)	(431)	(431)
	63,386	70,075	70,388

Non-controlling interests
Non-controlling interests per balance sheet	2,318	1,234	1,719
Non-controlling preference shares	(548)	(548)	(548)
Other adjustments to non-controlling interests for regulatory purposes	(1,367)	(259)	(259)
	403	427	912

Regulatory adjustments and deductions
Own credit	691	(2,634)	(1,182)
Defined benefit pension adjustment	913	—	—
Unrealised losses on AFS debt securities	409	1,065	2,061
Unrealised gains on AFS equity shares	(63)	(108)	(25)
Cash flow hedging reserve	(1,666)	(879)	140
Other adjustments for regulatory purposes	(197)	571	204
Goodwill and other intangible assets	(13,545)	(14,858)	(14,448)
50% excess of expected losses over impairment provisions (net of tax)	(1,904)	(2,536)	(1,900)
50% of securitisation positions	(1,107)	(2,019)	(2,321)
50% of APS first loss	—	(2,763)	(4,225)
	(16,469)	(24,161)	(21,696)

Core Tier 1 capital	47,320	46,341	49,604

Other Tier 1 capital
Preference shares - equity	4,313	4,313	4,313
Preference shares - debt	1,054	1,094	1,097
Innovative/hybrid Tier 1 securities	4,125	4,667	4,662
	9,492	10,074	10,072

Tier 1 deductions
50% of material holdings	(295)	(340)	(310)
Tax on excess of expected losses over impairment provisions	618	915	758
	323	575	448

Total Tier 1 capital	57,135	56,990	60,124

Notes on the consolidated accounts continued

31 Capital resources continued

Qualifying Tier 2 capital	2012 £m	2011 £m	2010 £m
Undated subordinated debt	2,194	1,838	1,852
Dated subordinated debt, net of amortisation	13,420	14,527	16,745
Unrealised gains on AFS equity shares	63	108	25
Collectively assessed impairment provisions	399	635	778
Non-controlling Tier 2 capital	—	11	11
	16,076	17,119	19,411

Tier 2 deductions
50% of securitisation positions	(1,107)	(2,019)	(2,321)
50% excess of expected losses over impairment provisions	(2,522)	(3,451)	(2,658)
50% of material holdings	(295)	(340)	(310)
50% of APS first loss	—	(2,763)	(4,225)
	(3,924)	(8,573)	(9,514)

Total Tier 2 capital	12,152	8,546	9,897

Supervisory deductions
Unconsolidated investments
- Direct Line Group	(2,081)	(4,354)	(3,962)
- Other investments	(162)	(239)	(318)
Other deductions	(244)	(235)	(452)
	(2,487)	(4,828)	(4,732)

Total regulatory capital	66,800	60,708	65,289

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

32 Memorandum items
Contingent liabilities and commitments
The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2012. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group's expectation of future losses.

	Less than 1 year £m	More than 1 year but less than 3 years £m	More than 3 years but less than 5 years £m	Over 5 years £m	2012 £m	2011 £m	2010 £m
Contingent liabilities
Guarantees and assets pledged as collateral security	9,525	2,605	5,453	1,581	19,164	25,032	31,101
Other contingent liabilities	4,428	2,158	2,328	1,783	10,697	10,912	12,254
	13,953	4,763	7,781	3,364	29,861	35,944	43,355

Commitments (1)
Undrawn formal standby facilities, credit lines and other commitments to lend
- less than one year	83,461	—	—	—	83,461	100,092	117,581
- one year and over	12,703	39,185	64,901	15,558	132,347	139,871	149,241
Other commitments	1,753	101	121	1	1,976	2,912	4,154
	97,917	39,286	65,022	15,559	217,784	242,875	270,976

Note:
(1)	Includes liquidity facilities provided to Group sponsored conduits.

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

32 Memorandum items continued
Contractual obligations for future expenditure not provided for in the accounts
The following table shows contractual obligations for future expenditure not provided for in the accounts at the year end.

	2012 £m	2011 £m	2010 £m
Operating leases
Minimum rentals payable under non-cancellable leases (1)
- within 1 year	399	468	497
- after 1 year but within 5 years	1,253	1,453	1,515
- after 5 years	2,286	2,714	2,892
	3,938	4,635	4,904
Property, plant and equipment
Contracts to buy, enhance or maintain investment properties	—	—	2
Contracts to buy assets to be leased under operating leases (2,3)	—	2,607	2,585
Other capital expenditure	37	35	150
	37	2,642	2,737

Contracts to purchase goods or services (4)	959	1,130	950
	4,934	8,407	8,591

Notes:
(1)	Predominantly property leases.
(2)	Of which due within 1 year: nil (2011 - £486 million; 2010 - £263 million).
(3)	At 31 December 2011, £2,607 million related to the RBS Aviation Capital business which was sold in 2012.
(4)	Of which due within 1 year: £444 million (2011 - £483 million; 2010 - £440 million).

Trustee and other fiduciary activities
In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group's financial statements. The Group earned fee income of £476 million (2011 - £502 million; 2010 - £629 million) from these activities.

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

The FSCS has borrowed from HM Treasury to fund compensation costs associated with the failure of Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki ‘Icesave’ and London Scottish Bank plc.  The interest rate on these borrowings increased from 12 month LIBOR plus 30 basis points to 12 month LIBOR plus 100 basis points from April 2012. The FSCS and HM Treasury have agreed that the period of these loans will reflect the expected timetable for recoveries from the estates of Bradford & Bingley and the other failed banks. The FSCS expects to levy the deposit taking sector for the balance of the principal on the non-Bradford & Bingley loans over three scheme years to repay the principal by March 2016 with a first instalment of £363 million in the 2013/14 scheme year.

The Group has accrued £119 million for its share of estimated FSCS levies for the 2012/13 and 2013/14 scheme years.

Litigation, investigations and reviews
The Group and certain Group members are party to legal proceedings, investigations and regulatory matters in the United Kingdom, the United States and other jurisdictions, arising out of their normal business operations. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability. The Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation.

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

While the outcome of the legal proceedings, investigations and regulatory matters in which the Group is involved is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as at 31 December 2012.

The material legal proceedings, investigations and reviews involving the Group are described below. If any such matters were resolved against the Group, these matters could, individually or in the aggregate, have a material adverse effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Litigation
Shareholder litigation
RBS and certain of its subsidiaries, together with certain current and former individual officers and directors were named as defendants in purported class actions filed in the United States District Court for the Southern District of New York involving holders of RBS preferred shares (the Preferred Shares litigation) and holders of American Depositary Receipts (the ADR claims).

In the Preferred Shares litigation, the consolidated amended complaint alleged certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserted claims under Sections 11, 12 and 15 of the US Securities Act of 1933, as amended (Securities Act). The putative class is composed of all persons who purchased or otherwise acquired Group Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (SEC) registration statement. Plaintiffs sought unquantified damages on behalf of the putative class. The defendants moved to dismiss the complaint and briefing on the motions was completed in September 2011. On 4 September 2012, the Court dismissed the Preferred Shares litigation with prejudice. The plaintiffs have appealed the dismissal to the United States Court of Appeals for the Second Circuit.

With respect to the ADR claims, a complaint was filed in January 2011 and a further complaint was filed in February 2011 asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934, as amended (Exchange Act) on behalf of all persons who purchased or otherwise acquired the Group’s American Depositary Receipts (ADRs) between 1 March 2007 and 19 January 2009. On 18 August 2011, these two ADR cases were consolidated and lead plaintiff and lead counsel were appointed. On 1 November 2011, the lead plaintiff filed a consolidated amended complaint asserting ADR-related claims under Sections 10 and 20 of the Exchange Act and Sections 11, 12 and 15 of the Securities Act. The defendants moved to dismiss the complaint in January 2012 and briefing on the motions was completed in April 2012. The Court heard oral argument on the motions on 19 July 2012. On 27 September 2012, the Court dismissed the ADR claims with prejudice. The plaintiffs have filed motions for reconsideration and for leave to re-plead their case.

The Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims. In October 2011, the Group submitted a detailed response to a letter before action from one purported plaintiff group in the United Kingdom.

Other securitisation and securities related litigation in the United States
There continues to be a high level of litigation activity in the financial services industry focused on residential mortgage and credit crisis related matters. As a result, the Group has become the subject of claims for damages and other relief regarding mortgages and related securities and expects that it may become the subject of additional such claims in the future.

Notes on the consolidated accounts continued

32 Memorandum items continued
Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the pending individual and class action cases involve the issuance of more than US$85 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. Group companies have been named as defendants in more than 45 lawsuits brought by purchasers of MBS, including the purported class actions identified below.

Among these MBS lawsuits are six cases filed on 2 September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The primary FHFA lawsuit is pending in the federal court in Connecticut, and it relates to approximately US$32 billion of MBS for which Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. The defendants’ motion to dismiss FHFA’s amended complaint in this case is pending, but the court has permitted discovery to commence. The other five FHFA lawsuits (against Ally Financial Group, Countrywide Financial Corporation, JP Morgan, Morgan Stanley, and Nomura) name RBS Securities Inc. as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue. Four of these cases are part of a coordinated proceeding in federal court in New York in which discovery is underway. The fifth case (the Countrywide matter) is pending in federal court in California, and is currently the subject of a motion to dismiss.

Other MBS lawsuits against Group companies include two cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union) and eight cases filed by the Federal Home Loan Banks of Boston, Chicago, Indianapolis, Seattle and San Francisco.

The purported MBS class actions in which Group companies are defendants include New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al.; New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al.; In re IndyMac Mortgage-Backed Securities Litigation; Genesee County Employees’ Retirement System et al. v. Thornburg Mortgage Securities Trust 2006-3, et al. (the Thornburg Litigation); and Luther v. Countrywide Financial Corp. et al. and related cases. On 25 February 2013, the federal district court overseeing the Thornburg Litigation entered a final order approving a settlement of the litigation, involving a US$11.25 million payment by the defendants.

Certain other institutional investors have threatened to bring claims against the Group in connection with various mortgage-related offerings. The Group cannot predict whether any of these individual investors will pursue these threatened claims (or their outcome), but expects that several may. If such claims are asserted and were successful, the amounts involved may be material.

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

London Interbank Offered Rate (LIBOR)
Certain members of the Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR. The complaints are substantially similar and allege that certain members of the Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means. The Group considers that it has substantial and credible legal and factual defences to these and prospective claims. It is possible that further claims may be threatened or brought in the US or elsewhere relating to the setting of interest rates or interest rate-related trading.

Details of LIBOR investigations affecting the Group are set out under ‘Investigations and reviews’ on page 417.

Madoff
In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC., filed a clawback claim against RBS N.V. in New York bankruptcy court. In the operative complaint, filed in August 2012, the trustee seeks to recover US$75.8 million in redemptions that RBS N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that RBS N.V. allegedly received from its swap counterparties at a time when RBS N.V. allegedly ‘knew or should have known of Madoff’s possible fraud’. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. A further claim, for US$21.8 million, was filed in October 2011. The Group considers that it has substantial and credible legal and factual defences to these claims and intends to defend itself vigorously.

Unarranged overdraft charges
RBS Citizens Financial Group, Inc (RBS Citizens) and its affiliates were among more than thirty banks named as defendants in US class action lawsuits alleging that the manner in which defendant banks posted transactions to consumer accounts caused customers to incur excessive overdraft fees. The complaints against RBS Citizens, which concern the period between 2002 and 2010 and were consolidated into one case, alleged that this conduct violated its duty of good faith and fair dealing, was unconscionable and constituted an unfair trade practice and a conversion of customers' funds. RBS Citizens has agreed to settle this matter for US$137.5 million and, as a result, the matter has been stayed. The Group has made a one-time payment of the settlement amount into a settlement fund which, upon final approval of the settlement, will be used to make payments to class members. A motion for final approval of the settlement was filed on 10 January 2013. If the settlement is given final approval by the United States District Court for the Southern District of Florida, consumers who do not opt out of the settlement will be deemed to have released any claims related to the allegations in the lawsuits.

Summary of other disputes, legal proceedings and litigation
In addition to the matters described above, members of the Group are engaged in other disputes and legal proceedings in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of any of these other claims and proceedings will have a material adverse effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Investigations and reviews
The Group’s businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. The Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities or fines. Any of these events or circumstances could have a material adverse effect on the Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Political and regulatory scrutiny of the operation of retail banking and consumer credit industries in the United Kingdom, United States and elsewhere continues. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the Group’s control.

The Group is co-operating fully with the investigations and reviews described below.

LIBOR and other trading rates
On 6 February 2013 the Group announced settlements with the Financial Services Authority in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of the London Interbank Offered Rate (LIBOR). RBS agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. RBS Securities Japan Limited agreed to enter a plea of guilty to one count of wire fraud relating to Yen LIBOR. The Group continues to co-operate with investigations by these and various other governmental and regulatory authorities, including in the US and Asia, into its submissions, communications and procedures relating to the setting of LIBOR and other trading rates. The Group is also under investigation by competition authorities in a number of jurisdictions, including the European Commission and Canadian Competition Bureau, stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. The Group is also co-operating with these investigations.

It is not possible to estimate reliably what effect the outcome of these remaining investigations, any regulatory findings and any related developments may have on the Group, including the timing and amount of further fines, sanctions or settlements, which may be material.

Technology incident
On 19 June 2012 the Group was affected by a technology incident, as a result of which the processing of certain customer accounts and payments were subject to considerable delay. The cause of the incident has been investigated by independent external counsel with the assistance of third party advisors. The Group has agreed to reimburse customers for any loss suffered as a result of the incident. The Group provided £175 million in 2012 for this matter. Additional costs may arise once all redress and business disruption items are clear.

The incident, the Group's handling of the incident and the systems and controls surrounding the processes affected, are the subject of regulatory enquiries (both from the UK and Ireland) and the Group could become a party to litigation. In particular, the Group could face legal claims from those whose accounts were affected and could itself have claims against third parties.

Notes on the consolidated accounts continued

32 Memorandum items continued
Interest rate hedging products
In June 2012, following an industry wide review, the FSA announced that the Group and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses who were classified as retail clients under FSA rules. On 31 January 2013, the FSA issued a report outlining the principles to which it wishes the Group and other UK banks to adhere in conducting the review and redress exercise.

The Group will provide fair and reasonable redress to non-sophisticated customers classified as retail clients, who were mis-sold interest rate hedging products. In relation to non-sophisticated customers classified as retail clients who were sold interest rate products other than interest rate caps on or after 1 December 2001 up to 29 June 2012, the Group is required to (i) make redress to customers sold structured collars; and (ii) write to customers sold other interest rate hedging products offering a review of their sale and, if it is appropriate in the individual circumstances, the Group will propose fair and reasonable redress on a case by case basis. Furthermore, non-sophisticated customers classified as retail clients who have purchased interest rate caps during the period on or after 1 December 2001 to 29 June 2012 will be entitled to approach the Group and request a review.

The redress exercise and the past business review is being scrutinised by an independent reviewer, who will review and agree any redress, and will be overseen by the FSA. The Group made a total provision of £700 million in 2012 in respect of this matter, including £125 million for administration expenses. As the actual amount that the Group will be required to pay, will depend on the facts and circumstances of each case, there is no certainty as to the eventual costs of redress.

Retail banking
Since initiating an inquiry into retail banking in the European Union (EU) in 2005, the European Commission (EC) continues to keep retail banking under review. In late 2010 the EC launched an initiative pressing for greater transparency of bank fees and is currently proposing to legislate for increased harmonisation of terminology across Member States, with proposals expected in the first quarter of 2013. The Group cannot predict the outcome of these actions at this stage.

FSA mystery shopping review
On 13 February 2013 the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The Group was one of the firms involved. The action required includes a review of the training provided to advisers, considering whether changes are necessary to advice processes and controls for new business, and undertaking a past business review to identify historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers). The Group will be required to appoint an independent third party to either carry out or oversee this work. The scope and terms of the past business review and the appointment of the independent third party have not yet been determined. The Group cannot predict the outcome of this review at this stage.

Multilateral interchange fees
In 2007, the EC issued a decision that, while interchange is not illegal per se, MasterCard’s multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA were in breach of competition law. MasterCard was required to withdraw the relevant cross-border MIF (i.e. set these fees to zero) by 21 June 2008. MasterCard appealed against the decision to the General Court in March 2008, with the Group intervening in the appeal proceedings. The General Court heard MasterCard’s appeal in July 2011 and issued its judgment in May 2012, upholding the EC’s original decision. MasterCard has appealed further to the Court of Justice and the Group has intervened in these appeal proceedings.

In March 2008, the EC also opened a formal inquiry into Visa’s MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the EEA. In April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. However, in April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. In July 2012 Visa made a request to re-open the settlement in order to modify the fee. The EC rejected the request and in October 2012 Visa filed an appeal to the General Court seeking to have that decision annulled. The EC is continuing its investigations into Visa’s cross border MIF arrangements for deferred debit and credit transactions. On 31 July 2012 the EC announced that it had issued Visa with a supplementary Statement of Objections regarding consumer credit cards in the EEA.

In the UK, the Office of Fair Trading (OFT) has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The OFT has not made any finding of an infringement of competition law and has not issued a Statement of Objections to any of the parties under investigation. In February 2013 the OFT confirmed that while reserving its right to do so, it does not currently expect to issue Statements of Objections (if at all) prior to the handing down of the Court of Justice judgment in the matter of MasterCard's appeal against the EC’s 2007 infringement decision.

The outcome of these investigations is not known, but they may have a material adverse effect on the consumer credit industry in general and, therefore, on the Group’s business in this sector.

Payment Protection Insurance
The FSA conducted a broad industry thematic review of Payment Protection Insurance (PPI) sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks.

The FSA published a final policy statement in August 2010 imposing significant changes with respect to the handling of complaints about the mis-selling of PPI. In October 2010, the British Bankers’ Association (BBA) filed an application for judicial review of the FSA’s policy statement and of related guidance issued by the FOS. In April 2011 the High Court issued judgment in favour of the FSA and the FOS and in May 2011 the BBA announced that it would not appeal that judgment. The Group then reached agreement with the FSA on a process for implementation of its policy statement and for the future handling of PPI complaints. Implementation of the agreed processes is currently under way. Following agreement with the FSA in 2011, the Group increased its provision of £215 million at 31 December 2010 by £850 million in respect of PPI. In 2012 a further provision of £1,110 million was recorded. This strengthened the cumulative provision for PPI to £2.2 billion, from which £1.3 billion in redress had been paid by 31 December 2012.

Personal current accounts
In July 2008 the OFT published a market study report into Personal Current Accounts (PCAs) raising concerns as regards the way the market was functioning. In October 2009 the OFT summarised initiatives agreed with industry to address these concerns. In December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the PCA market in the UK, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes were required for the market to work in the best interests of bank customers. In March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives designed to address its concerns, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced that it would conduct six-monthly reviews and would also review the market again fully in 2012 and undertake a brief analysis on barriers to entry.

The first six-monthly review was completed in September 2010. The OFT noted progress in switching, transparency and unarranged overdrafts for the period March to September 2010 and highlighted further changes it wanted to see in the market. In March 2011, the OFT published the next update report in relation to PCAs. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board had led on producing standards and guidance to be included in a revised Lending Code. The OFT stated it would continue to monitor the market and would consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the UK Government’s Independent Commission on Banking (ICB).

Additionally, in May 2010, the OFT announced its review of barriers to entry. The review concerned retail banking and banking for small and medium size enterprises (SMEs) (up to £25 million turnover) and looked at products which require a banking licence to sell mortgages, loan products and, where appropriate, other products such as insurance or credit cards where cross-selling may facilitate entry or expansion. The OFT published its report in November 2010. It advised that it expected its review to be relevant to the ICB, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the UK. The OFT did not indicate whether it would undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands. At this stage, it is not possible to estimate the effect of the OFT’s report and recommendations regarding barriers to entry upon the Group.

On 13 July 2012, the OFT launched its planned full review of the PCA market. The review was intended to consider whether the initiatives agreed by the OFT with banks to date have been successful and whether the market should be referred to the Competition Commission (CC) for a fuller market investigation.

The OFT’s PCA report was published on 25 January 2013. The OFT acknowledged some specific improvements in the market since its last review but concluded that further changes are required to tackle ongoing concerns, including a lack of switching, the ability of consumers to compare products and the complexity of overdraft charges. However, the OFT recognises that a number of major developments are expected over the coming months including divestment of branches and improvements in account switching and assistance to customers to compare products and services. Therefore the OFT has provisionally decided not to refer the market to the CC at this stage but expects to return to the question of a referral to the CC in 2015, or before. The OFT also announced that it will be carrying out behavioural economic research on the way consumers make decisions and engage with retail banking service, and will study the operation of payment systems as well as the SME banking market.

At this stage it is not possible to estimate the effect of these OFT reviews which may be material.

Private motor insurance
In December 2011, the OFT launched a market study into private motor insurance, with a focus on the provision of third party vehicle repairs and credit hire replacement vehicles to claimants. The OFT issued its report in May 2012 and advised that it believed there were features of the market that potentially restrict, distort or prevent competition in the market meriting a referral to the CC. On 28 September 2012 the OFT referred the private motor insurance market to the CC for a market investigation. The CC has until 27 September 2014 to publish its findings. At this stage, it is not possible to estimate the effect the market investigation may have on Direct Line Insurance Group plc.

Notes on the consolidated accounts continued

32 Memorandum items continued
Securitisation and collateralised debt obligation business
In the United States, the Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations relating to, among other things, mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products. In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, and repurchase requests.

In September and October 2010, the SEC requested voluntary production of information concerning residential mortgage-backed securities (RMBS) underwritten by subsidiaries of RBS during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced a formal investigation. The investigation appears to be focused on certain specific RMBS securitisations underwritten in 2007 and is continuing.

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

US mortgages - loan repurchase matters
The Group’s Markets & International Banking N.A. or M&IB N.A. business (formerly Global Banking & Markets N.A.) has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). M&IB N.A. did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, M&IB N.A. generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, M&IB N.A. made such representations and warranties itself. Where M&IB N.A. has given those or other representations and warranties (whether relating to underlying loans or otherwise), M&IB N.A. may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, M&IB N.A. may be able to assert claims against third parties who provided representations or warranties to M&IB N.A. when selling loans to it; although the ability to recover against such parties is uncertain. Between the start of 2009 and the end of December 2012, M&IB N.A. received approximately US$606 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by M&IB N.A.. However, repurchase demands presented to M&IB N.A. are subject to challenge and rebuttal by M&IB N.A..

RBS Citizens has not been an issuer or underwriter of non-agency RMBS. However, RBS Citizens is an originator and servicer of residential mortgages, and it routinely sells such mortgage loans in the secondary market and to GSEs. In the context of such sales, RBS Citizens makes certain representations and warranties regarding the characteristics of the underlying loans and, as a result, may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of the representations and warranties concerning the underlying loans. Between the start of 2009 and the end of 2012, RBS Citizens received US$141.9 million in repurchase demands in respect of loans originated primarily since 2003. However, repurchase demands presented to RBS Citizens are subject to challenge and rebuttal by RBS Citizens.

Although there has been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner (or at all) over the last year (including as a result of interventions by certain states and local governments), to date, RBS Citizens has not been materially impacted by such disruptions and the Group has not ceased making foreclosures.

The volume of repurchase demands is increasing and is expected to continue to increase, and the Group cannot currently estimate what the ultimate exposure of M&IB N.A. or RBS Citizens may be. Furthermore, the Group is unable to estimate the extent to which the matters described above will impact it, and future developments may have an adverse impact on the Group’s net assets, operating results or cash flows in any particular period.

Other investigations
On 27 July 2011, the Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (the Order) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches. In the Order, the Group agreed to create the following written plans or programmes:

•
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of the Group’s U.S. operations on an enterprise-wide and business line basis,

•	an enterprise-wide risk management programme for the Group’s U.S. operations,

•	a plan to oversee compliance by the Group’s U.S. operations with all applicable U.S. laws, rules, regulations, and supervisory guidance,

•	a Bank Secrecy Act/anti-money laundering compliance programme for the RBS plc and RBS N.V. branches in the U.S. (the U.S. Branches) on a consolidated basis,

•	a plan to improve the U.S. Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve,

•
a customer due diligence programme designed to reasonably ensure the identification and timely, accurate, and complete reporting by the U.S. Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and

•	a plan designed to enhance the U.S. Branches’ compliance with OFAC requirements.

The Order (which is publicly available) identified specific items to be addressed, considered, and included in each proposed plan or programme. The Group also agreed in the Order to adopt and implement the plans and programmes after approval by the regulators, to fully comply with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Order. The Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with the Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the Group's U.S. operations. The Group continues to test the effectiveness of the remediation efforts undertaken by the Group to ensure they are sustainable and meet regulators' expectations. Furthermore, the Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Order, which will remain in effect until terminated by the regulators.

The Group’s operations include businesses outside the United States that are responsible for processing US dollar payments. The Group has been conducting a review of its policies, procedures and practices in respect of such payments, has voluntarily made disclosures to US and UK authorities with respect to its historical compliance with US economic sanctions regulations, and is continuing to co-operate with related investigations by government authorities. The Group has also, over time, enhanced its relevant systems and controls. Further, the Group has initiated disciplinary proceedings against a number of its employees as a result of its investigation into employee conduct relating to this matter. Although the Group cannot currently determine the outcome of its discussions with the relevant authorities, the investigation costs, remediation required or liability incurred could have a material adverse effect on the Group’s net assets, operating results or cash flows in any particular period.

The Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. The Group's activities in the United States may be subject to significant limitations and/or conditions.

In March 2008, the Group was advised by the SEC that it had commenced a non-public, formal investigation relating to the Group’s United States sub-prime securities exposures and United States residential mortgage exposures. In September 2012, SEC staff communicated that it had completed this investigation as to RBS and that it did not, as of the date of that communication and based upon the information then in its possession, intend to recommend any enforcement action against RBS. In December 2010, the SEC contacted the Group and indicated that it would also examine valuations of various RBS N.V. structured products, including CDOs. In March 2012, the SEC communicated to the Group that it had completed this investigation and that it did not, as of the date of that communication and based upon the information then in its possession, intend to recommend any enforcement action against RBS.

33 Net cash (outflow)/inflow from operating activities

	2012	2011	2010
	£m	£m	£m
Operating loss before tax - continuing operations	(5,165)	(1,190)	(154)
Operating (loss)/profit before tax - discontinued operations	(111)	482	(786)
Decrease/(increase) in prepayments and accrued income	787	976	(67)
Interest on subordinated liabilities	841	740	500
Decrease in accruals and deferred income	(3,653)	(2,897)	(1,915)
Provisions for impairment losses	5,283	8,709	9,298
Loans and advances written-off net of recoveries	(3,925)	(4,000)	(5,631)
Unwind of discount on impairment losses	(476)	(484)	(455)
Profit on sale of property, plant and equipment	(20)	(22)	(50)
(Profit)/loss on sale of subsidiaries and associates	(95)	28	107
Profit on sale of securities	(1,235)	(882)	(496)
Charge for defined benefit pension schemes	446	349	540
Pension schemes curtailment and settlement gains	(41)	—	(78)
Cash contribution to defined benefit pension schemes	(977)	(1,059)	(832)
Other provisions charged net of releases	2,899	963	381
Other provisions utilised	(1,507)	(513)	(211)
Depreciation and amortisation	1,854	1,875	2,220
Gain on redemption of own debt	(454)	(255)	(553)
Write-down of goodwill and other intangible assets	518	91	10
Elimination of foreign exchange differences	7,140	2,702	(691)
Other non-cash items	1,809	1,340	494
Net cash inflow from trading activities	3,918	6,953	1,631
Decrease in loans and advances to banks and customers	30,719	15,800	42,766
Decrease in securities	13,537	10,418	8,723
Decrease in other assets	1,672	4,991	445
Decrease/(increase) in derivative assets	88,134	(102,972)	10,741
Changes in operating assets	134,062	(71,763)	62,675
(Decrease)/increase in deposits by banks and customers	(7,848)	24,096	(24,794)
(Decrease)/increase in insurance liabilities	(119)	(482)	494
Decrease in debt securities in issue	(68,029)	(55,496)	(28,493)
(Decrease)/increase in other liabilities	(4,022)	1,827	1,108
(Decrease)/increase in derivative liabilities	(89,763)	100,133	2,454
(Decrease)/increase in settlement balances and short positions	(13,017)	(1,759)	3,651
Changes in operating liabilities	(182,798)	68,319	(45,580)
Income taxes (paid)/received	(295)	(184)	565
Net cash (outflow)/inflow from operating activities	(45,113)	3,325	19,291

34 Analysis of the net investment in business interests and intangible assets
Acquisitions and disposals
	2012 £m	2011 £m	2010 £m
Fair value given for businesses acquired	(68)	(44)	(210)
Other assets sold	1,317	(299)	4,539
Non-cash consideration	(90)	—	—
Loss on disposal	95	(28)	(107)
Net inflow/(outflow) of cash in respect of disposals	1,322	(327)	4,432
Dividends received from joint ventures	22	11	7
Cash expenditure on intangible assets	(924)	(1,068)	(783)
Net inflow/(outflow)	352	(1,428)	3,446

The Group's reported results from continuing operations for 2012, 2011 and 2010 would not have been materially affected had all acquisitions occurred on 1 January 2010.

35 Interest received and paid
	2012 £m	2011 £m	2010 £m
Interest received	19,238	21,777	23,571
Interest paid	(7,044)	(8,629)	(9,823)
	12,194	13,148	13,748

36 Analysis of changes in financing during the year

	Share capital, share premium, paid-in equity and merger reserve			Subordinated liabilities
	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m
At 1 January	52,972	52,750	64,240	26,319	27,053	37,652
Issue of ordinary shares	120	2	1	—	—	—
Redemption of preference shares	—	—	117	—	—	—
Redemption of paid-in equity	—	—	(132)	—	—	—
Cancellation of non-voting deferred shares	—	—	(27)	—	—	—
Net proceeds from issue of subordinated liabilities	—	—	—	2,093	—	—
Repayment of subordinated liabilities	—	—	—	(258)	(627)	(1,588)
Net cash inflow/(outflow) from financing	120	2	(41)	1,835	(627)	(1,588)
Transfer to retained earnings	—	(50)	(12,252)	—	—	—
Share capital sub-division and consolidation	(8,933)	—	—	—	—	—
Ordinary shares issued in respect of employee share schemes	437	270	803	—	—	—
Other adjustments including foreign exchange (1)	—	—	—	(1,381)	(107)	(9,011)
At 31 December	44,596	52,972	52,750	26,773	26,319	27,053

Note:
(1)	The subordinated liabilities adjustment in 2010 includes £6.1 billion relating to the disposal of RFS Holdings minority interest.

37 Analysis of cash and cash equivalents
	2012 £m	2011 £m	2010 £m
At 1 January
- cash	109,888	102,573	95,330
- cash equivalents	42,767	49,957	48,856
	152,655	152,530	144,186
Disposal of subsidiaries	—	—	(4,112)
Net cash (outflow)/inflow	(19,814)	125	12,456
At 31 December	132,841	152,655	152,530

Comprising:
Cash and balances at central banks	79,290	79,269	56,590
Treasury bills and debt securities	772	3,172	5,672
Loans and advances to banks	52,779	70,214	90,268
Cash and cash equivalents	132,841	152,655	152,530

Certain members of the Group are required by law or regulation to maintain balances with the central banks in the jurisdictions in which they operate. These balances are set out below.

	2012	2011	2010
Bank of England	£0.4bn	£0.4bn	£0.4bn
US Federal Reserve	US$1.2bn	US$1.2bn	US$1.0bn
De Nederlandsche Bank	€0.4bn	€1.0bn	€1.0bn

Notes on the consolidated accounts continued

38 Segmental analysis
(a) Divisions
The directors manage the Group primarily by class of business and present the segmental analysis on that basis. This includes the review of net interest income for each class of business - interest receivable and payable for all reportable segments is therefore presented net. Segments charge market prices for services rendered to other parts of the Group; funding charges between segments are determined by Group Treasury, having regard to commercial demands. The segment measure is operating profit/(loss).

In January 2012, the Group announced the reorganisation of its wholesale businesses into 'Markets' and 'International Banking'. Divisional results and the number of persons employed in the divisions (Note 3) have been presented based on the new organisational structure. The Group has also reviewed the allocation of funding and liquidity costs and capital for the new divisional structure as well as for a new methodology. The new methodology is designed to ensure that the allocated funding and liquidity costs more fully reflect each division’s funding requirement. In addition, the Group had previously included movements in the fair value of own derivative liabilities within the Markets operating segment. These movements have now been combined with movements in the fair value of own debt in a single measure, ‘own credit adjustments’ and presented as a reconciling item. Comparatives have been restated accordingly.

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

International Banking serves the world’s largest companies with a leading client proposition focussed on financing, transaction services and risk management. International Banking serves as the delivery channel for Markets products to corporate clients and serves international subsidiaries of both International Banking and clients from UK Corporate, Ulster Bank and US Retail & Commercial through its international network.

Ulster Bank is a leading retail and commercial bank in Northern Ireland and the Republic of Ireland. It provides a comprehensive range of financial services through both its Retail Banking division, which provides loan and deposit products through a network of branches and direct channels, and its Corporate Banking division, which provides services to businesses and corporate customers.

US Retail & Commercial provides financial services primarily through the Citizens and Charter One brands. US Retail & Commercial is engaged in retail and corporate banking activities through its branch network in 12 states in the United States and through non-branch offices in other states.

Markets is a leading origination, sales and trading business across debt finance, fixed income, currencies and investor products. The division offers a unified service to the Group’s corporate and institutional clients. The Markets’ sales and research teams build strong ongoing client partnerships, provide market perspective and access, and work with the division’s trading and structuring teams to meet the client’s objectives across financing, risk management, investment, securitisation and liquidity.

Direct Line Group is a retail general insurer with leading market positions in the United Kingdom, a strong presence in the direct motor channel in Italy and Germany and a focused position in UK SME commercial insurance. The Group operates under highly recognised brands such as Direct Line and Churchill and is comprised of five primary segments: motor, home, rescue and other personal lines, commercial and international.

In the UK, Direct Line Group utilises a multi-brand, multi-product and multi-distribution channel business model that covers most major customer segments for personal lines general insurance. The Group also has a focused presence in the commercial market. The Group occupies leading market positions in terms of in-force policies and has the most highly recognised brands in the UK for personal motor and home insurance including Direct Line and Churchill. Other primary Direct Line Group brands include Privilege and Green Flag; NIG, a provider of insurance solutions to UK SMEs and Direct Line For Business (“DL4B”), the Group’s direct commercial brand. The Group is also a major provider of insurance through a number of strategic partnerships. In Italy and Germany the Group operates under the Direct Line brand.

Although Direct Line Group has been reclassified as a discontinued operation, it continues to be presented as a reportable operating segment.

Central Functions comprises Group and corporate functions, such as treasury, finance, risk management, legal, communications and human resources. The Centre manages the Group's capital resources and Group-wide regulatory projects and provides services to the operating divisions.

Non-Core manages separately assets that the Group intends to run off or dispose of. The division contains a range of businesses and asset portfolios primarily from the legacy GBM businesses, higher risk profile asset portfolios including excess risk concentrations, and other illiquid portfolios. It also includes a number of other portfolios and businesses including regional markets businesses that the Group has concluded are no longer strategic.

Notes on the consolidated accounts continued

2012	Net interest income £m	Non-interest income £m	Total income £m	Operating expenses and insurance claims £m	Depreciation and amortisation £m	Impairment losses £m	Operating profit/(loss) £m
UK Retail	3,990	979	4,969	(2,549)	—	(529)	1,891
UK Corporate	2,974	1,749	4,723	(1,916)	(173)	(838)	1,796
Wealth	720	450	1,170	(852)	(19)	(46)	253
International Banking	913	1,209	2,122	(1,417)	—	(111)	594
Ulster Bank	649	196	845	(521)	—	(1,364)	(1,040)
US Retail & Commercial	1,948	1,143	3,091	(2,143)	(103)	(91)	754
Markets	111	4,372	4,483	(2,707)	(230)	(37)	1,509
Direct Line Group (1)	280	3,437	3,717	(3,225)	(51)	—	441
Central items	(134)	513	379	512	(708)	(40)	143
Core	11,451	14,048	25,499	(14,818)	(1,284)	(3,056)	6,341
Non-Core	244	44	288	(694)	(250)	(2,223)	(2,879)
Managed basis	11,695	14,092	25,787	(15,512)	(1,534)	(5,279)	3,462

Reconciling items
Own credit adjustments	—	(4,649)	(4,649)	—	—	—	(4,649)
Asset Protection Scheme	—	(44)	(44)	—	—	—	(44)
Payment Protection Insurance costs	—	—	—	(1,110)	—	—	(1,110)
Interest Rate Hedging Products redress and related costs	—	—	—	(700)	—	—	(700)
Regulatory fines	—	—	—	(381)	—	—	(381)
Amortisation of purchased intangible assets	—	—	—	—	(178)	—	(178)
Integration and restructuring costs	—	—	—	(1,408)	(142)	—	(1,550)
Gain on redemption of own debt	—	454	454	—	—	—	454
Strategic disposals	—	113	113	—	—	—	113
Bank levy	—	—	—	(175)	—	—	(175)
Write-down of goodwill and other intangible assets	—	—	—	(518)	—	—	(518)
RFS Holdings minority interest	(15)	(3)	(18)	(2)	—	—	(20)
Statutory basis before the reclassification of the Direct Line Group results to discontinued operations	11,680	9,963	21,643	(19,806)	(1,854)	(5,279)	(5,296)
Direct Line Group reclassified to discontinued operations (1)	(278)	(3,424)	(3,702)	3,781	52	—	131
Statutory basis	11,402	6,539	17,941	(16,025)	(1,802)	(5,279)	(5,165)

Note:
(1)
Included within Direct Line Group discontinued operations are the managed basis divisional results of Direct Line Group (DLG), certain DLG related activities in Central items; and related one-off and other items including write-down of goodwill, integration and restructuring costs and strategic disposals. Refer to Note 20 for further information.

Notes on the consolidated accounts continued

38 Segmental analysis continued

2011	Net interest income £m	Non-interest income £m	Total income £m	Operating expenses and insurance claims £m	Depreciation and amortisation £m	Impairment losses £m	Operating profit/(loss) £m
UK Retail	4,302	1,206	5,508	(2,699)	—	(788)	2,021
UK Corporate	3,092	1,771	4,863	(1,974)	(172)	(793)	1,924
Wealth	645	459	1,104	(820)	(11)	(25)	248
International Banking	1,157	1,398	2,555	(1,623)	(9)	(168)	755
Ulster Bank	736	211	947	(546)	(1)	(1,384)	(984)
US Retail & Commercial	1,900	1,137	3,037	(2,057)	(117)	(326)	537
Markets	67	4,348	4,415	(3,319)	(159)	(38)	899
Direct Line Group (1)	343	3,729	4,072	(3,583)	(35)	—	454
Central items	(201)	221	20	950	(781)	2	191
Core	12,041	14,480	26,521	(15,671)	(1,285)	(3,520)	6,045
Non-Core	648	540	1,188	(1,133)	(357)	(3,919)	(4,221)
Managed basis	12,689	15,020	27,709	(16,804)	(1,642)	(7,439)	1,824

Reconciling items
Own credit adjustments	—	1,914	1,914	—	—	—	1,914
Asset Protection Scheme	—	(906)	(906)	—	—	—	(906)
Payment Protection Insurance costs	—	—	—	(850)	—	—	(850)
Sovereign debt impairment	—	—	—	—	—	(1,099)	(1,099)
Interest rate hedge adjustments on impaired available-for-sale sovereign debt	—	—	—	—	—	(169)	(169)
Amortisation of purchased intangible assets	—	—	—	—	(222)	—	(222)
Integration and restructuring costs	(2)	(3)	(5)	(1,048)	(11)	—	(1,064)
Gain on redemption of own debt	—	255	255	—	—	—	255
Strategic disposals	—	(24)	(24)	(80)	—	—	(104)
Bank levy	—	—	—	(300)	—	—	(300)
Bonus tax	—	—	—	(27)	—	—	(27)
Write-down of goodwill and other intangible assets	—	—	—	(11)	—	—	(11)
RFS Holdings minority interest	(8)	2	(6)	1	—	(2)	(7)
Statutory basis before the reclassification of the Direct Line Group results to discontinued operations	12,679	16,258	28,937	(19,119)	(1,875)	(8,709)	(766)
Direct Line Group reclassified to discontinued operations (1)	(376)	(3,910)	(4,286)	3,824	36	2	(424)
Statutory basis	12,303	12,348	24,651	(15,295)	(1,839)	(8,707)	(1,190)

Note:
(1)
Included within Direct Line Group discontinued operations are the managed basis divisional results of Direct Line Group (DLG), certain DLG related activities in Central items and Non-Core; and related one-off and other items including integration and restructuring costs and strategic disposals. Refer to Note 20 for further information.

2010	Net interest income £m	Non-interest income £m	Total income £m	Operating expenses and insurance claims £m	Depreciation and amortisation £m	Impairment losses £m	Operating profit/(loss) £m
UK Retail	4,054	1,422	5,476	(2,967)	(1)	(1,160)	1,348
UK Corporate	3,000	1,796	4,796	(1,963)	(173)	(767)	1,893
Wealth	588	447	1,035	(723)	(11)	(18)	283
International Banking	1,316	1,961	3,277	(1,875)	(5)	(86)	1,311
Ulster Bank	839	214	1,053	(573)	(2)	(1,161)	(683)
US Retail & Commercial	1,902	1,160	3,062	(2,095)	(99)	(519)	349
Markets	581	5,652	6,233	(3,328)	(116)	(65)	2,724
Direct Line Group (1)	381	4,135	4,516	(4,788)	(23)	—	(295)
Central items	66	326	392	1,094	(852)	(4)	630
Core	12,727	17,113	29,840	(17,218)	(1,282)	(3,780)	7,560
Non-Core	1,473	1,281	2,754	(2,513)	(480)	(5,476)	(5,715)
Managed basis	14,200	18,394	32,594	(19,731)	(1,762)	(9,256)	1,845

Reconciling items
Own credit adjustments	—	242	242	—	—	—	242
Asset Protection Scheme	—	(1,550)	(1,550)	—	—	—	(1,550)
Amortisation of purchased intangible assets	—	—	—	—	(369)	—	(369)
Integration and restructuring costs	—	—	—	(1,012)	(20)	—	(1,032)
Gain on redemption of own debt	—	553	553	—	—	—	553
Strategic disposals	—	171	171	—	—	—	171
Bonus tax	—	—	—	(99)	—	—	(99)
Write-down of goodwill and other intangible assets	—	—	—	(10)	—	—	(10)
RFS Holdings minority interest	9	(151)	(142)	(9)	1	—	(150)
Statutory basis before the reclassification of the Direct Line Group results to discontinued operations	14,209	17,659	31,868	(20,861)	(2,150)	(9,256)	(399)
Direct Line Group reclassified to discontinued operations (1)	(427)	(4,819)	(5,246)	5,445	25	21	245
Statutory basis	13,782	12,840	26,622	(15,416)	(2,125)	(9,235)	(154)

Note:
(1)
Included within Direct Line Group discontinued operations are the managed basis divisional results of Direct Line Group (DLG), certain DLG related activities in Central items and Non-Core; and related one-off and other items including integration and restructuring costs and strategic disposals. Refer to Note 20 for further information.

Notes on the consolidated accounts continued

38 Segmental analysis continued

	2012			2011			2010
Total income	External £m	Inter segment £m	Total £m	External £m	Inter segment £m	Total £m	External £m	Inter segment £m	Total £m
UK Retail	5,054	(85)	4,969	5,550	(42)	5,508	5,499	(23)	5,476
UK Corporate	5,247	(524)	4,723	5,373	(510)	4,863	5,251	(455)	4,796
Wealth	492	678	1,170	492	612	1,104	541	494	1,035
International Banking	2,329	(207)	2,122	2,720	(165)	2,555	3,629	(352)	3,277
Ulster Bank	768	77	845	968	(21)	947	943	110	1,053
US Retail & Commercial	2,966	125	3,091	2,842	195	3,037	2,783	279	3,062
Markets	3,864	619	4,483	4,072	343	4,415	5,653	580	6,233
Direct Line Group (1)	3,784	(67)	3,717	4,133	(61)	4,072	4,565	(49)	4,516
Central items	245	134	379	(900)	920	20	(434)	826	392
Core	24,749	750	25,499	25,250	1,271	26,521	28,430	1,410	29,840
Non-Core	1,104	(816)	288	2,459	(1,271)	1,188	4,172	(1,418)	2,754
Managed basis	25,853	(66)	25,787	27,709	—	27,709	32,602	(8)	32,594

Reconciling items
Own credit adjustments	(4,649)	—	(4,649)	1,914	—	1,914	242	—	242
Asset Protection Scheme	(44)	—	(44)	(906)	—	(906)	(1,550)	—	(1,550)
Integration and restructuring costs	—	—	—	(5)	—	(5)	—	—	—
Gain on redemption of own debt	454	—	454	255	—	255	553	—	553
Strategic disposals	113	—	113	(24)	—	(24)	171	—	171
RFS Holdings minority interest	(16)	(2)	(18)	(6)	—	(6)	(150)	8	(142)
Statutory basis before the reclassification of the Direct Line Group results to discontinued operations	21,711	(68)	21,643	28,937	—	28,937	31,868	—	31,868
Direct Line Group reclassified to discontinued operations (1)	(3,770)	68	(3,702)	(4,286)	—	(4,286)	(5,246)	—	(5,246)
Statutory basis	17,941	—	17,941	24,651	—	24,651	26,622	—	26,622

Note:
(1)
Included within Direct Line Group discontinued operations are the managed basis divisional results of Direct Line Group (DLG), certain DLG related activities in Central items; and related one-off and other items including write-down of goodwill, integration and restructuring costs and strategic disposals. Refer to Note 20 for further information.

	2012			2011			2010
Total revenue	External £m	Inter segment £m	Total £m	External £m	Inter segment £m	Total £m	External £m	Inter segment £m	Total £m
UK Retail	6,524	869	7,393	6,804	441	7,245	7,008	401	7,409
UK Corporate	4,933	121	5,054	4,985	120	5,105	4,870	134	5,004
Wealth	1,043	839	1,882	1,026	731	1,757	957	617	1,574
International Banking	2,652	470	3,122	3,193	394	3,587	4,826	426	5,252
Ulster Bank	1,076	—	1,076	1,298	104	1,402	1,386	134	1,520
US Retail & Commercial	3,411	133	3,544	3,479	205	3,684	3,795	291	4,086
Markets	5,298	5,582	10,880	5,757	7,025	12,782	7,297	6,847	14,144
Direct Line Group	4,501	7	4,508	4,724	9	4,733	5,072	10	5,082
Central items	2,916	14,142	17,058	2,942	13,129	16,071	2,856	9,900	12,756
Core	32,354	22,163	54,517	34,208	22,158	56,366	38,067	18,760	56,827
Non-Core	2,164	815	2,979	3,959	378	4,337	5,555	1,049	6,604
Managed basis	34,518	22,978	57,496	38,167	22,536	60,703	43,622	19,809	63,431

Reconciling items
Own credit adjustments	(4,649)	—	(4,649)	1,914	—	1,914	242	—	242
Asset Protection Scheme	(44)	—	(44)	(906)	—	(906)	(1,550)	—	(1,550)
Integration and restructuring costs	—	—	—	(5)	—	(5)	—	—	—
Gain on redemption of own debt	454	—	454	255	—	255	553	—	553
Strategic disposals	113	—	113	(24)	—	(24)	171	—	171
RFS Holdings minority interest	(2)	—	(2)	(3)	—	(3)	(141)	—	(141)
Eliminations	—	(22,972)	(22,972)	—	(22,536)	(22,536)	—	(19,809)	(19,809)
Statutory basis before the reclassification of the Direct Line Group results to discontinued operations	30,390	6	30,396	39,398	—	39,398	42,897	—	42,897
Direct Line Group reclassified to discontinued operations	(4,487)	(6)	(4,493)	(5,052)	—	(5,052)	(5,740)	—	(5,740)
Statutory basis	25,903	—	25,903	34,346	—	34,346	37,157	—	37,157

	2012			2011			2010
Total assets	Assets £m	Liabilities £m	Costto acquirefixed assetsand intangible assets £m	Assets £m	Liabilities £m	Cost to acquire fixed assets and intangible assets £m	Assets £m	Liabilities £m	Cost to acquire fixed assets and intangible assets £m
UK Retail	117,411	109,307	—	114,469	103,748	—	111,793	97,164	—
UK Corporate	110,158	129,618	345	114,237	129,231	712	116,999	126,270	381
Wealth	21,486	39,445	51	21,718	39,061	65	21,073	37,054	63
International Banking	53,091	52,582	24	69,987	68,086	18	77,937	67,893	22
Ulster Bank	30,754	28,745	4	34,810	27,782	45	40,081	34,481	101
US Retail & Commercial	72,548	63,096	308	75,791	67,329	271	72,418	68,474	197
Markets	714,303	694,747	366	826,947	835,711	1,553	746,168	757,974	852
Direct Line Group	12,697	9,267	275	12,912	8,077	99	12,555	8,195	50
Central items	115,591	104,609	991	130,466	133,048	960	99,728	140,070	632
Core	1,248,039	1,231,416	2,364	1,401,337	1,412,073	3,723	1,298,752	1,337,575	2,298
Non-Core	63,418	9,859	169	104,726	18,220	841	153,882	38,503	761
	1,311,457	1,241,275	2,533	1,506,063	1,430,293	4,564	1,452,634	1,376,078	3,059
Reconciling item
RFS Holdings minority interest	838	572	—	804	521	—	942	647	76
	1,312,295	1,241,847	2,533	1,506,867	1,430,814	4,564	1,453,576	1,376,725	3,135

Notes on the consolidated accounts continued

38 Segmental analysis continued
Segmental analysis of assets and liabilities included in disposal groups:
	2012		2011		2010
	Assets £m	Liabilities £m	Assets £m	Liabilities £m	Assets £m	Liabilities £m
UK Retail	—	—	7,048	8,808	—	—
UK Corporate	—	—	11,727	12,977	—	—
International Banking	144	51	414	88	251	549
Markets	91	2	17	29	19	—
Direct Line Group	12,697	9,267	—	—	—	—
Centre	(74)	1	136	2	—	—
Non-Core	576	808	5,670	1,779	11,639	8,404
RFS Holdings minority interest	579	41	438	312	575	475
	14,013	10,170	25,450	23,995	12,484	9,428

Segmental analysis of goodwill is as follows:

	UK Retail £m	UK Corporate £m	Wealth £m	International Banking £m	US Retail & Commercial £m	Markets £m	Direct Line Group £m	Non-Core £m	RFS Holdings minority interest £m	Total £m
At 1 January 2010	2,803	2,963	788	1,514	3,808	2	955	28	1,403	14,264
Disposals	(4)	(81)	—	(400)	—	—	—	(14)	(1,363)	(1,862)
Currency translation and other adjustments	—	—	25	(22)	172	—	—	1	(40)	136
Write-down of goodwill
- continuing operations	—	—	(1)	—	—	—	—	—	—	(1)
- discontinued operations	—	—	—	—	—	—	(9)	—	—	(9)
At 1 January 2011	2,799	2,882	812	1,092	3,980	2	946	15	—	12,528
Transfers to disposal groups	—	—	—	—	—	—	—	(15)	—	(15)
Currency translation and other adjustments	—	—	—	(28)	12	1	(1)	—	—	(16)
Acquisitions	—	—	—	—	—	18	—	—	—	18
Write-down of goodwill
- continuing operations	(20)	(60)	—	—	—	—	—	—	—	(80)
- discontinued operations	—	—	—	—	—	—	(11)	—	—	(11)
At 1 January 2012	2,779	2,822	812	1,064	3,992	21	934	—	—	12,424
Transfers to disposal groups	—	—	—	—	—	—	(540)	—	—	(540)
Disposals	—	—	(9)	—	—	—	—	—	—	(9)
Currency translation and other adjustments	—	—	(3)	(24)	(169)	(1)	—	—	—	(197)
Write-down of goodwill
- continuing operations	—	—	—	—	—	(18)	—	—	—	(18)
- discontinued operations	—	—	—	—	—	—	(394)	—	—	(394)
At 31 December 2012	2,779	2,822	800	1,040	3,823	2	—	—	—	11,266

(b) Geographical segments
The geographical analysis in the tables below has been compiled on the basis of location of office where the transactions are recorded.

2012	UK £m	USA £m	Europe £m	RoW £m	Total £m
Total revenue	12,396	6,824	3,790	2,893	25,903

Net interest income	8,212	2,157	770	263	11,402
Net fees and commissions	2,834	1,220	564	257	4,875
Income from trading activities	(314)	1,539	193	257	1,675
Other operating (loss)/income	(710)	282	356	61	(11)
Total income	10,022	5,198	1,883	838	17,941

Operating (loss)/profit before tax	(4,559)	1,821	(2,034)	(393)	(5,165)
Total assets	899,604	305,588	47,966	59,137	1,312,295
Of which total assets held for sale	11,638	291	1,001	1,083	14,013
Total liabilities	835,268	288,005	61,801	56,773	1,241,847
Of which total liabilities held for sale	8,405	129	871	765	10,170
Net assets attributable to equity owners and non-controlling interests	64,336	17,583	(13,835)	2,364	70,448
Contingent liabilities and commitments	105,018	84,788	49,341	8,498	247,645
Cost to acquire property, plant and equipment and intangible assets	1,953	325	186	69	2,533

2011
Total revenue	18,212	7,271	5,067	3,796	34,346

Net interest income	8,367	2,430	962	544	12,303
Net fees and commissions	3,389	1,365	244	419	5,417
Income from trading activities	661	1,318	508	214	2,701
Other operating income/(loss)	2,950	219	1,079	(18)	4,230
Total income	15,367	5,332	2,793	1,159	24,651

Operating profit/(loss) before tax	873	1,794	(3,419)	(438)	(1,190)
Total assets	1,007,096	359,592	66,239	73,940	1,506,867
Of which total assets held for sale	19,343	53	6,011	43	25,450
Total liabilities	936,477	341,631	82,059	70,647	1,430,814
Of which total liabilities held for sale	21,903	104	1,988	—	23,995
Net assets attributable to equity owners and non-controlling interests	70,619	17,961	(15,820)	3,293	76,053
Contingent liabilities and commitments	118,702	95,703	51,465	12,949	278,819
Cost to acquire property, plant and equipment and intangible assets	2,522	500	1,484	58	4,564

2010
Total revenue	20,122	8,332	5,802	2,901	37,157

Net interest income	8,536	3,128	1,353	765	13,782
Net fees and commissions	3,582	1,557	600	562	6,301
Income from trading activities	2,106	1,963	197	251	4,517
Other operating income/(loss)	1,253	232	835	(412)	1,908
Insurance premium income (net of reinsurers' share)	114	—	—	—	114
Total income	15,591	6,880	2,985	1,166	26,622

Operating profit/(loss) before tax	1,105	2,091	(2,448)	(902)	(154)
Total assets	932,917	341,770	102,756	76,133	1,453,576
Of which total assets held for sale	2,855	6,686	2,943	—	12,484
Total liabilities	860,932	323,529	119,946	72,318	1,376,725
Of which total liabilities held for sale	570	6,938	1,920	—	9,428
Net assets attributable to equity owners and non-controlling interests	71,985	18,241	(17,190)	3,815	76,851
Contingent liabilities and commitments	134,983	98,429	71,025	9,894	314,331
Cost to acquire property, plant and equipment and intangible assets	1,283	355	1,388	109	3,135

Notes on the consolidated accounts continued

39 Directors' and key management remuneration

Directors' remuneration	2012 £000	2011 £000
Non-executive directors - emoluments	1,218	1,137
Chairman and executive directors
- emoluments	3,853	4,671
- contributions and allowances in respect of money purchase schemes	408	403
	5,479	6,211
- amounts receivable under long-term incentive plans	1,223	1,594
	6,702	7,805

No directors are accruing benefits under defined benefit schemes (2011 - nil). One director is accruing benefits under a money purchase scheme (2011 - one).

The executive directors may participate in the company's long-term incentive plans, executive share option and sharesave schemes and details of their interests in the company's shares arising from their participation are given in the Directors' remuneration report. Details of the remuneration received by each director during the year and each director's pension arrangements are also given in the Directors' remuneration report.

Compensation of key management
The aggregate remuneration of directors and other members of key management during the year was as follows:

	2012 £000	2011 £000
Short-term benefits	32,512	36,371
Post-employment benefits	699	3,547
Share-based payments	24,533	21,062
	57,744	60,980

40 Transactions with directors and key management
(a) At 31 December 2012, amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group, as defined in UK legislation, were £36,915 in respect of loans to six persons who were directors of the company at any time during the financial period.

(b) For the purposes of IAS 24 ‘Related Party Disclosures’, key management comprise directors of the company and members of the Group Management Committee. The captions in the Group's primary financial statements include the following amounts attributable, in aggregate, to key management:

	2012 £000	2011 £000
Loans and advances to customers	11,748	19,366
Customer accounts	36,250	33,149

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

The Group enters into transactions with many of these bodies on an arm’s length basis. The principal transactions during 2012, 2011 and 2010 were: the Asset Protection Scheme, Bank of England facilities and the issue of debt guaranteed by the UK Government discussed below. In addition, the redemption of non-cumulative sterling preference shares and the placing and open offer in April 2009 was underwritten by HM Treasury and, in December 2009, B shares were issued to HM Treasury and a contingent capital agreement concluded with HM Treasury (see Note 26). Other transactions include the payment of: taxes principally UK corporation tax (page 346) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy (page 335) and FSCS levies (page 414)); together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Asset Protection Scheme
On 22 December 2009, the Group entered into an agreement, the Asset Protection Scheme (APS), with HM Treasury acting on behalf of the UK Government, under which the Group purchased credit protection which, subject to a first loss of £60 billion, covered 90% of losses net of recoveries in a portfolio of specified assets and exposures (covered assets) from HM Treasury. The portfolio of covered assets had a par value of approximately £282 billion. On 18 October 2012, the Group exited the APS.

The Group paid APS premiums totalling £2,500 million (2012 - £275 million; 2011 - £125 million; 2010 - £700 million; 2009 - £1,400 million).

The APS contract was accounted for as a derivative financial instrument, recognised at fair value (2011 - liability £231 million; 2010 - asset £550 million) and included within the Derivative liability/asset balance sheet caption. Changes in fair value of £44 million (2011 - £906 million; 2010 - £1,550 million) were recognised in profit or loss within Income from trading activities.

There was no change in the recognition and measurement of the covered assets as a result of the APS.

In connection with its participation in the APS, the Group agreed to a number of behavioural commitments in respect of lending for businesses in the UK and personal current accounts in the UK. These commitments ran for two years and were completed by the end of February 2011.

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

At 31 December 2012, the Group had no amounts outstanding under these facilities (2011 - nil; 2010 - £16.1 billion).

Members of the Group that are UK authorised institutions are required to maintain non-interest bearing (cash ratio) deposits with the Bank of England amounting to 0.11% of their eligible liabilities. They also have access to Bank of England reserve accounts: sterling current accounts that earn interest at the Bank of England Rate.

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

At 31 December 2012, the Group had no debt outstanding guaranteed by the Government (2011 - £21.3 billion; 2010 - £41.5 billion).

Notes on the consolidated accounts continued

41 Related parties continued
National Loan Guarantee Scheme
The Group participated in the National Loan Guarantee Scheme (NLGS), providing loans and facilities to eligible customers at a discount of one percent. It did not issue any guaranteed debt under the scheme and consequently, it was not committed to providing a particular volume of reduced rate facilities. Lending under the scheme, amounting to £898 million at 31 December 2012, is accounted for in accordance with the Group’s accounting policy for loans and receivables. The NLGS was superseded by the Funding for Lending Scheme.

The Funding for Lending Scheme
The Funding for Lending Scheme was launched in July 2012. Under the scheme UK banks and building societies are able to borrow UK treasury bills from the Bank of England in exchange for eligible collateral during the drawdown period (1 August 2012 to 31 January 2014). Borrowing is limited to 5% of the participant’s stock of loans to the UK non-financial sector as at 30 June 2012, plus any expansion in lending from that date to the end of 2013. Eligible collateral comprises all collateral eligible for the Bank of England’s discount window facility. The term of each transaction is four years from the date of drawdown. The price for borrowing UK treasury bills under the scheme depends on the participant’s net lending to the UK non-financial sector between 30 June 2012 and the end of 2013. If lending is maintained or expanded over that period, the fee is 0.25% per year on the amount borrowed. If lending declines, the fee increases by 0.25% for each 1% fall in lending, up to a maximum fee of 1.5%. As at 31 December 2012, the Group had borrowed UK treasury bills with a fair value of £749 million under the scheme.

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

Under IAS 27, RBSG plc and RBS plc account for investments in their subsidiary undertakings at cost less impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would increase/(decrease) the results for the period of RBSG plc and RBS plc in the information below by £(4,999) million and £(3,009) million respectively for the year ended 31 December 2012 (£(1,890) million and £(2,699) million for the year ended 31 December 2011; £3,553 million and £(699) million for the year ended 31 December 2010).

The net assets of RBSG plc and RBS plc in the information below would also be increased by £9,156 million and £1,178 million respectively at 31 December 2012 (£15,430 million and £6,389 million at 31 December 2011; £15,908 million and £9,466 million at 31 December 2010).

The amounts in the tables below do not include amounts attributable to non-controlling interests.

Income statement
	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation Adjustments £m	RBSG Group £m

For the year ended 31 December 2012
Net interest income	390	4,038	6,816	158	11,402
Non-interest income	2,263	5,830	2,391	(3,945)	6,539
Total income	2,653	9,868	9,207	(3,787)	17,941
Operating expenses	12	(9,144)	(9,116)	421	(17,827)
Impairment losses	(3,194)	(1,548)	(1,825)	1,288	(5,279)
Operating loss before tax	(529)	(824)	(1,734)	(2,078)	(5,165)
Tax	(155)	38	(448)	96	(469)
Loss from continuing operations	(684)	(786)	(2,182)	(1,982)	(5,634)
Profit/(Loss) from discontinued operations, net of tax	—	—	222	(394)	(172)
Loss for the year	(684)	(786)	(1,960)	(2,376)	(5,806)

Statement of comprehensive income
For the year ended 31 December 2012	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation Adjustments £m	RBSG Group £m
Loss for the year	(684)	(786)	(1,960)	(2,376)	(5,806)
Other comprehensive loss/(income)
Available-for-sale financial assets	—	(693)	516	822	645
Cash flow hedges	—	554	240	212	1,006
Currency translation	—	11	(394)	(517)	(900)
Actuarial losses on defined benefit plans	—	(120)	(185)	(1,965)	(2,270)
Other comprehensive (loss)/income before tax	—	(248)	177	(1,448)	(1,519)
Tax (charge)/credit	—	142	(15)	101	228
Other comprehensive (loss)/income after tax	—	(106)	162	(1,347)	(1,291)
Total comprehensive (loss)/income for the year	(684)	(892)	(1,798)	(3,723)	(7,097)

Total comprehensive (loss)/income is attributable to:
Non-controlling interests	—	—	(2)	(114)	(116)
Preference shareholders	273	58	—	(58)	273
Paid-in equity holders	15	—	—	—	15
Ordinary and B shareholders	(972)	(950)	(1,796)	(3,551)	(7,269)
	(684)	(892)	(1,798)	(3,723)	(7,097)

Notes on the consolidated accounts continued

Income statement
	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation Adjustments £m	RBSG Group £m

For the year ended 31 December 2011
Net interest income	514	3,473	8,219	97	12,303
Non-interest income	(566)	8,122	6,074	(1,282)	12,348
Total income	(52)	11,595	14,293	(1,185)	24,651
Operating expenses	18	(8,195)	(9,192)	235	(17,134)
Impairment losses	—	(1,533)	(7,184)	10	(8,707)
Operating (loss)/profit before tax	(34)	1,867	(2,083)	(940)	(1,190)
Tax	(73)	(755)	(319)	20	(1,127)
Loss/(profit) from continuing operations	(107)	1,112	(2,402)	(920)	(2,317)
Profit from discontinued operations, net of tax	—	—	348	—	348
(Loss)/profit for the year	(107)	1,112	(2,054)	(920)	(1,969)

Statement of comprehensive income
For the year ended 31 December 2011	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation Adjustments £m	RBSG Group £m
(Loss)/profit for the year	(107)	1,112	(2,054)	(920)	(1,969)
Other comprehensive income/(loss)
Available-for-sale financial assets	—	1,560	541	157	2,258
Cash flow hedges	—	1,083	333	8	1,424
Currency translation	—	15	(1,385)	930	(440)
Actuarial losses on defined benefit plans	—	(3)	(188)	(390)	(581)
Other comprehensive income/(loss) before tax	—	2,655	(699)	705	2,661
Tax (charge)/credit	—	(628)	(1,090)	246	(1,472)
Other comprehensive income/(loss) after tax	—	2,027	(1,789)	951	1,189
Total comprehensive (loss)/income for the year	(107)	3,139	(3,843)	31	(780)

Total comprehensive (loss)/income is attributable to:
Non-controlling interests	—	—	(5)	(19)	(24)
Preference shareholders	—	58	—	(58)	—
Ordinary and B shareholders	(107)	3,081	(3,838)	108	(756)
	(107)	3,139	(3,843)	31	(780)

Income statement
	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation Adjustments £m	RBSG Group £m

For the year ended 31 December 2010
Net interest income	426	3,980	9,631	(255)	13,782
Non-interest income	(4,894)	7,658	6,085	3,991	12,840
Total income	(4,468)	11,638	15,716	3,736	26,622

Operating expenses	(3)	(7,683)	(10,194)	424	(17,456)
Insurance net claims	—	—	(85)	—	(85)
Impairment losses	—	(3,571)	(6,613)	949	(9,235)
Operating (loss)/profit before tax	(4,471)	384	(1,176)	5,109	(154)
Tax	(83)	(598)	6	(28)	(703)
Loss from continuing operations	(4,554)	(214)	(1,170)	5,081	(857)
Profit from discontinued operations, net of tax	—	—	(769)	(40)	(809)
Loss for the year	(4,554)	(214)	(1,939)	5,041	(1,666)

Consolidated statement of comprehensive income
For the year ended 31 December 2010	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation Adjustments £m	RBSG Group £m
(Loss)/profit for the year	(4,554)	(214)	(1,939)	5,041	(1,666)
Other comprehensive income/(loss)
Available-for-sale financial assets	—	1,456	(1,786)	(59)	(389)
Cash flow hedges	1	(195)	1,708	(60)	1,454
Currency translation	—	(12)	267	(174)	81
Actuarial losses on defined benefit plans	—	—	(53)	211	158
Other comprehensive income/(loss) before tax	1	1,249	136	(82)	1,304
Tax (charge)/credit	—	(338)	(25)	54	(309)
Other comprehensive income/(loss) after tax	1	911	111	(28)	995
Total comprehensive (loss)/income for the year	(4,553)	697	(1,828)	5,013	(671)

Total comprehensive (loss)/income is attributable to:
Non-controlling interests	—	—	100	(297)	(197)
Preference shareholders	105	60	—	(60)	105
Paid-in equity holders	19	—	—	—	19
Ordinary and B shareholders	(4,677)	637	(1,928)	5,370	(598)
	(4,553)	697	(1,828)	5,013	(671)

Notes on the consolidated accounts continued

Balance sheet
	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation Adjustments £m	RBSG Group £m

At 31 December 2012
Assets
Cash and balances at central banks	—	70,374	8,916	—	79,290
Loans and advances to banks	24,066	109,571	229,459	(299,145)	63,951
Loans and advances to customers	1,266	271,549	283,552	(56,232)	500,135
Debt securities	1,522	122,447	72,097	(38,628)	157,438
Equity shares	—	12,766	3,240	(774)	15,232
Investments in Group undertakings	54,995	40,262	12,081	(107,338)	—
Settlement balances	—	3,090	2,709	(58)	5,741
Derivatives	511	449,838	15,828	(24,274)	441,903
Intangible assets	—	1,033	6,367	6,145	13,545
Property, plant and equipment	—	2,430	7,345	9	9,784
Deferred tax	—	2,878	763	(198)	3,443
Prepayments, accrued income and other assets	20	4,433	5,834	(2,467)	7,820
Assets of disposals groups	—	—	13,755	258	14,013
Total assets	82,380	1,090,671	661,946	(522,702)	1,312,295

Liabilities
Deposits by banks	1,455	209,583	143,259	(252,892)	101,405
Customer accounts	838	256,334	354,409	(90,302)	521,279
Debt securities in issue	9,310	71,494	48,693	(34,905)	94,592
Settlement balances	—	2,878	3,025	(25)	5,878
Short positions	—	14,074	14,208	(691)	27,591
Derivatives	7	439,152	19,448	(24,274)	434,333
Accruals, deferred income and other liabilities	491	7,355	842	6,113	14,801
Retirement benefit liabilities	—	56	347	3,481	3,884
Deferred tax	—	—	2,175	(1,034)	1,141
Subordinated liabilities	11,305	31,635	9,363	(25,530)	26,773
Liabilities of disposal groups	—	—	10,167	3	10,170
Total liabilities	23,406	1,032,561	605,936	(420,056)	1,241,847

Non-controlling interests	—	—	1,476	842	2,318
Owners’ equity	58,974	58,110	54,534	(103,488)	68,130
Total equity	58,974	58,110	56,010	(102,646)	70,448
Total liabilities and equity	82,380	1,090,671	661,946	(522,702)	1,312,295

	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation Adjustments £m	RBSG Group £m

At 31 December 2011
Assets
Cash and balances at central banks	—	64,261	15,008	—	79,269
Loans and advances to banks	18,368	109,040	352,420	(396,518)	83,310
Loans and advances to customers	4,056	351,123	316,881	(156,454)	515,606
Debt securities	1,568	181,460	102,311	(76,259)	209,080
Equity shares	—	10,486	5,478	(781)	15,183
Investments in Group undertakings	53,871	32,164	12,107	(98,142)	—
Settlement balances	—	4,059	3,713	(1)	7,771
Derivatives	1,502	537,297	24,781	(33,962)	529,618
Intangible assets	—	876	7,251	6,731	14,858
Property, plant and equipment	—	2,244	9,629	(5)	11,868
Deferred tax	1	2,584	1,115	178	3,878
Prepayments, accrued income and other assets	24	5,338	8,046	(2,432)	10,976
Assets of disposals groups	—	18,715	6,709	26	25,450
Total assets	79,390	1,319,647	865,449	(757,619)	1,506,867

Liabilities
Deposits by banks	1,091	234,297	235,983	(362,567)	108,804
Customer accounts	977	296,902	376,643	(171,567)	502,955
Debt securities in issue	8,373	114,524	113,307	(73,583)	162,621
Settlement balances	—	3,517	3,960	—	7,477
Short positions	—	24,858	16,950	(769)	41,039
Derivatives	79	530,855	27,011	(33,962)	523,983
Accruals, deferred income and other liabilities	704	8,840	14,862	(1,281)	23,125
Retirement benefit liabilities	—	25	423	1,791	2,239
Deferred tax	—	—	2,381	(436)	1,945
Insurance liabilities	—	—	6,347	(35)	6,312
Subordinated liabilities	8,777	30,014	9,393	(21,865)	26,319
Liabilities of disposal groups	—	20,478	3,517	—	23,995
Total liabilities	20,001	1,264,310	810,777	(664,274)	1,430,814

Non-controlling interests	—	—	1,570	(336)	1,234
Owners’ equity	59,389	55,337	53,102	(93,009)	74,819
Total equity	59,389	55,337	54,672	(93,345)	76,053
Total liabilities and equity	79,390	1,319,647	865,449	(757,619)	1,506,867

Notes on the consolidated accounts continued

	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation Adjustments £m	RBSG Group £m

At 31 December 2010
Assets
Cash and balances at central banks	—	44,921	12,093	—	57,014
Loans and advances to banks	19,535	100,965	343,198	(363,180)	100,518
Loans and advances to customers	6,689	349,179	340,881	(141,489)	555,260
Debt securities	1,454	189,208	106,684	(79,866)	217,480
Equity shares	—	1,016	21,982	(800)	22,198
Investments in Group undertakings	49,125	27,504	12,119	(88,748)	—
Settlement balances	—	3,529	8,068	8	11,605
Derivatives	1,475	432,812	35,230	(42,440)	427,077
Intangible assets	—	443	7,060	6,945	14,448
Property, plant and equipment	—	2,301	14,247	(5)	16,543
Deferred tax	2	794	5,161	416	6,373
Prepayments, accrued income and other assets	28	4,760	9,696	(1,908)	12,576
Assets of disposals groups	—	4,765	7,719	—	12,484
Total assets	78,308	1,162,197	924,138	(711,067)	1,453,576

Liabilities
Deposits by banks	—	197,973	207,685	(306,868)	98,790
Customer accounts	1,029	295,358	392,733	(178,427)	510,693
Debt securities in issue	8,742	128,073	161,006	(79,449)	218,372
Settlement balances	—	3,343	7,648	—	10,991
Short positions	—	25,687	17,862	(431)	43,118
Derivatives	231	424,503	41,673	(42,440)	423,967
Accruals, deferred income and other liabilities	1,034	8,058	14,603	(606)	23,089
Retirement benefit liabilities	—	23	796	1,469	2,288
Deferred tax	—	—	2,415	(273)	2,142
Insurance liabilities	—	—	6,829	(35)	6,794
Subordinated liabilities	8,048	29,299	9,932	(20,226)	27,053
Liabilities of disposal groups	—	2,336	7,092	—	9,428
Total liabilities	19,084	1,114,653	870,274	(627,286)	1,376,725

Non-controlling interests	—	—	1,616	103	1,719
Owners’ equity	59,224	47,544	52,248	(83,884)	75,132
Total equity	59,224	47,544	53,864	(83,781)	76,851
Total liabilities and equity	78,308	1,162,197	924,138	(711,067)	1,453,576

Cash flow statement
	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation Adjustments £m	RBSG Group £m

For the year ended 31 December 2012
Net cash flows from operating activities	(984)	(50,033)	(32,975)	38,879	(45,113)
Net cash flows from investing activities	(2,008)	49,347	(22,387)	2,223	27,175
Net cash flows from financing activities	2,156	4,535	(2,898)	(1,776)	2,017
Effects of exchange rate changes on cash and cash equivalents	(50)	(2,938)	(1,708)	803	(3,893)
Net (decrease)/increase in cash and cash equivalents	(886)	911	(59,968)	40,129	(19,814)
Cash and cash equivalents at 1 January 2012	1,883	125,332	185,013	(159,573)	152,655
Cash and cash equivalents at 31 December 2012	997	126,243	125,045	(119,444)	132,841

For the year ended 31 December 2011
Net cash flows from operating activities	3,815	2,084	23,256	(25,830)	3,325
Net cash flows from investing activities	(4,568)	5,933	(3,534)	2,183	14
Net cash flows from financing activities	334	4,258	(3,502)	(2,831)	(1,741)
Effects of exchange rate changes on cash and cash equivalents	(55)	(1,322)	(491)	395	(1,473)
Net (decrease)/increase in cash and cash equivalents	(474)	10,953	15,729	(26,083)	125
Cash and cash equivalents at 1 January 2011	2,357	114,379	169,284	(133,490)	152,530
Cash and cash equivalents at 31 December 2011	1,883	125,332	185,013	(159,573)	152,655

For the year ended 31 December 2010
Net cash flows from operating activities	(9,038)	29,444	6,381	(7,496)	19,291
Net cash flows from investing activities	(1,878)	5,646	362	(779)	3,351
Net cash flows from financing activities	(3,180)	252	(13,133)	1,681	(14,380)
Effects of exchange rate changes on cash and cash equivalents	5	321	761	(1,005)	82
Net (decrease)/increase in cash and cash equivalents	(14,091)	35,663	(5,629)	(7,599)	8,344
Cash and cash equivalents at 1 January 2010	16,448	78,716	174,913	(125,891)	144,186
Cash and cash equivalents at 31 December 2010	2,357	114,379	169,284	(133,490)	152,530

Additional information

443	Financial summary
453	Exchange rates
454	Economic and monetary environment
455	Supervision
456	Description of property and equipment
456	Major shareholders
456	Material contracts
458	ADR payment information
459	Risk factors
472	Iran sanctions and related disclosures

Financial summary
The Group's financial statements are prepared in accordance with IFRS. Selected data under IFRS for each of the five years ended 31 December 2012 are presented below.

Summary consolidated income statement	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Net interest income	11,402	12,303	13,782	12,928	14,847
Non-interest income (1,2,3)	6,539	12,348	12,840	14,650	330
Total income	17,941	24,651	26,622	27,578	15,177
Operating expenses (4,5,6,7,8)	(17,827)	(17,134)	(17,456)	(16,569)	(34,051)
Profit/(loss) before insurance net claims and impairment losses	114	7,517	9,166	11,009	(18,874)
Insurance net claims	—	—	(85)	(134)	(184)
Impairment losses (9)	(5,279)	(8,707)	(9,235)	(13,891)	(7,397)
Operating loss before tax	(5,165)	(1,190)	(154)	(3,016)	(26,455)
Tax (charge)/credit	(469)	(1,127)	(703)	490	2,388
Loss from continuing operations	(5,634)	(2,317)	(857)	(2,526)	(24,067)
(Loss)/profit from discontinued operations, net of tax	(172)	348	(809)	203	(10,475)
Loss for the year	(5,806)	(1,969)	(1,666)	(2,323)	(34,542)

Loss attributable to:
Non-controlling interests	(123)	28	(665)	349	(10,832)
Preference shareholders	273	—	105	878	536
Paid-in equity holders	15	—	19	57	60
Ordinary and B shareholders	(5,971)	(1,997)	(1,125)	(3,607)	(24,306)

Notes:
(1)	Includes profit on strategic disposals of £113 million (2011 - £24 million loss; 2010 - £171 million profit; 2009 - £82 million loss; 2008 - £442 million profit).
(2)	Includes gain on redemption of own debt of £454 million (2011 - £255 million; 2010 - £553 million; 2009 - £3,790 million).
(3)	Includes own credit adjustments of £4,649 million loss (2011 - £1,914 million gain; 2010 - £242 million gain; 2009 - £97 million loss; 2008 - £1,232 million gain).
(4)	Includes Payment Protection Insurance costs of £1,110 million (2011 - £850 million), Interest Rate Hedging Products redress and related costs of £700 million and regulatory fines of £381 million.
(5)	Includes integration and restructuring costs of £1,415 million (2011 - £1,021 million; 2010 - £1,012 million; 2009 - £1,276 million; 2008 - £1,348 million).
(6)	Includes amortisation of purchased intangible assets of £177 million (2011 - £222 million; 2010 - £369 million; 2009 - £272 million; 2008 - £443 million).
(7)	Includes write-down of goodwill and other intangible assets of £124 million (2011 - £80 million; 2010 - £1 million; 2009 - £296 million; 2008 - £16,869 million).
(8)	Includes gains on pensions curtailment of £2,148 million in 2009.
(9)	Includes sovereign debt impairment of £1,099 million and related interest rate hedge adjustments of £169 million in 2011.

Summary consolidated balance sheet	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Loans and advances	564,086	598,916	655,778	820,146	1,012,919
Debt securities and equity shares	172,670	224,263	239,678	286,782	293,879
Derivatives and settlement balances	447,644	537,389	438,682	453,487	1,010,391
Other assets	127,895	146,299	119,438	136,071	84,463
Total assets	1,312,295	1,506,867	1,453,576	1,696,486	2,401,652

Owners' equity	68,130	74,819	75,132	77,736	58,879
Non-controlling interests	2,318	1,234	1,719	16,895	21,619
Subordinated liabilities	26,773	26,319	27,053	37,652	49,154
Deposits	622,684	611,759	609,483	756,346	897,556
Derivatives, settlement balances and short positions	467,802	572,499	478,076	475,017	1,025,641
Other liabilities	124,588	220,237	262,113	332,840	348,803
Total liabilities and equity	1,312,295	1,506,867	1,453,576	1,696,486	2,401,652

Additional information continued

Other financial data	2012	2011	2010	2009	2008
Loss per ordinary and B share from continuing operations - pence (1)	(53.7)	(21.3)	(2.9)	(57.2)	(1,429.8)
Diluted loss per ordinary and B share from continuing operations - pence (1,2)	(53.7)	(21.3)	(2.9)	(57.2)	(1,429.8)
Dividends per ordinary share - pence (1)	—	—	—	—	19.3
Share price per ordinary share at year end - £	3.25	2.02	3.91	2.92	4.94
Market capitalisation at year end - £bn	36.3	22.3	42.8	31.4	19.5
Net asset value per ordinary and B share - £	5.67	6.36	6.43	6.51	11.54
Return on average total assets (3)	(0.42%)	(0.13%)	(0.07%)	(0.18%)	(1.19%)
Return on average owners equity (5)	(7.8%)	(2.7%)	(1.3%)	(4.8%)	(40.6%)
Return on average ordinary and B shareholders' equity (4)	(8.9%)	(2.9%)	(0.7%)	(7.2%)	(50.1%)
Average owners' equity as a percentage of average total assets	5.1%	4.9%	4.6%	2.8%	2.9%
Risk asset ratio - Tier 1	12.4%	13.0%	12.9%	14.1%	10.0%
Risk asset ratio - Total	14.5%	13.8%	14.0%	16.1%	14.1%
Ratio of earnings to combined fixed charges and preference share dividends (6,7)
- including interest on deposits	0.29	0.87	0.97	0.73	0.02
- excluding interest on deposits	(2.94)	(0.17)	0.67	(0.44)	(8.06)
Ratio of earnings to fixed charges only (6,7)
- including interest on deposits	0.30	0.87	0.98	0.78	0.02
- excluding interest on deposits	(3.71)	(0.17)	0.78	(0.66)	(10.06)

Notes:
(1)
The number of ordinary shares in issue in prior years has been restated for the effect of the ordinary share sub-division and consolidated in June 2012. The number of ordinary shares in issue in 2008 were adjusted retrospectively for the bonus element of the rights issue completed in June 2008 and the capitalisation issue in September 2008.

(2)	None of the convertible securities had a dilutive effect in 2012, 2011, 2010, 2009 or 2008.
(3)	Return on average total assets represents (loss)/profit attributable to ordinary and B shareholders as a percentage of average total assets.
(4)	Return on average ordinary and B shareholders' equity represents (loss)/profit attributable to ordinary and B shareholders expressed as a percentage of average ordinary and B shareholders' equity.
(5)	Return on average owners equity represents (loss)/proft attributable to equity owners expressed as a percentage of average owners’ equity.
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

(7)
The earnings for the year ended 31 December 2012 and for the years ended 31 December 2011, 2010, 2009 and 2008, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the year ended 31 December 2012 was £5,453 million and for the years ended 31 December 2011, 2010, 2009 and 2008 were £1,190 million, £278 million, £3,951 million and £27,051 million, respectively. The coverage deficiency for fixed charges only for the year ended 31 December 2012 was £5,165 million and for the years ended 31 December 2011, 2010, 2009 and 2008 were £1,190 million, £154 million, £3,016 million and £26,455 million, respectively.

Financial summary continued
Analysis of loans and advances to customers
The following table analyses loans and advances to customers before impairment provisions by remaining maturity, geographical area and type of customer.

	Within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	2012 Total £m	2011 £m	2010 £m	2009 £m	2008 £m
UK
Central and local government	1,636	12	1,852	3,500	4,617	3,919	3,174	3,091
Finance	7,399	3,874	2,451	13,724	39,158	38,975	36,283	42,432
Residential mortgages	2,612	6,463	100,117	109,192	100,376	101,157	92,583	80,967
Personal lending	12,957	4,906	1,823	19,686	19,802	23,236	25,254	26,989
Property	16,957	15,606	12,584	45,147	35,654	41,957	48,895	52,127
Construction	3,606	1,279	641	5,526	5,004	6,340	7,780	10,171
Manufacturing	5,730	2,587	1,038	9,355	7,083	9,111	11,432	15,074
Service industries and business activities	17,372	17,289	15,339	50,000	35,364	45,685	51,855	58,638
Agriculture, forestry and fishing	947	531	1,221	2,699	2,505	2,758	2,913	2,972
Finance leases and instalment credit	2,867	4,451	3,198	10,516	11,216	13,374	16,186	17,363
Accrued interest	305	26	34	365	423	558	992	2,463
Total domestic	72,388	57,024	140,298	269,710	261,202	287,070	297,347	312,287
Overseas residents	74,159	7,776	2,832	84,767	89,943	87,750	89,891	119,656
Total UK offices	146,547	64,800	143,130	354,477	351,145	374,820	387,238	431,943

Overseas
US	33,854	31,290	21,164	86,308	90,331	90,753	93,569	126,277
Rest of the World	38,587	15,981	25,918	80,486	93,890	107,742	264,712	327,391
Total Overseas offices	72,441	47,271	47,082	166,794	184,221	198,495	358,281	453,668
Loans and advances to customers - gross	218,988	112,071	190,212	521,271	535,366	573,315	745,519	885,611
Loan impairment provisions				(21,136)	(19,760)	(18,055)	(17,126)	(10,889)
Loans and advances to customers - net				500,135	515,606	555,260	728,393	874,722

Fixed rate	37,374	22,437	64,130	123,941	88,429	95,000	223,902	168,982
Variable rate	111,567	89,634	126,082	327,283	385,443	425,803	480,577	677,316
Reverse repos	70,047	—	—	70,047	61,494	52,512	41,040	39,313
Loans and advances to customers – gross	218,988	112,071	190,212	521,271	535,366	573,315	745,519	885,611

The Group provides credit facilities at variable rates to its corporate and retail customers. Variable rate credit extended to the Group’s corporate and commercial customers includes bullet and instalment loans, finance lease agreements and overdrafts; interest is generally charged at a margin over a bench mark rate such as LIBOR or base rate. Interest on variable rate retail loans may also be based on LIBOR or base rate; other variable rate retail lending is charged at variable interest rates set by the Group such as its mortgage standard variable rate in the UK.

The scheduled repayments for retail loans generally include an amortisation of principal. However, the Group has a portfolio of interest only loans including mortgages linked to endowment policies and to personal equity plans, individual savings accounts and personal pension arrangements. From December 2012, the Royal Bank and NatWest no longer offer interest only residential mortgages: buy-to-let interest only mortgages are still available. The Ulster Bank Group and Coutts continue to offer their high net worth customers interest only mortgages. In the US, Citizens Financial Group provides its customers with mortgages, home equity lines of credit and student loans with flexible payment schedules including interest only periods. The Group also offers interest only personal loans. As discussed on page 135, as part of its retail forbearance programmes the Group may agree conversions to interest only. Interest only retail loans at 31 December 2012 amounted to £60.0 billion. Included within this total are £8.8 billion of mortgages which are on mixed repayments, split between interest only and capital repayment and £2.1 billion of forbearance interest only arrangements. Excluding the £8.8 billion of mixed repayment mortgages, the remaining interest only loans totalling £51.2 billion comprised £42.9 billion variable rate and £8.3 billion fixed rate.

Additional information continued

Loan impairment provisions
For a discussion of the factors considered in determining the amount of provisions, refer to ‘Impairment loss provision methodology’ on page 138 and ‘Critical accounting policies and key sources of estimation uncertainty’ on page 328. The following table shows the movements in loan impairment provisions.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Provisions at the beginning of the year
Domestic	7,728	8,199	6,670	4,474	3,258
Foreign	12,155	9,983	10,613	6,542	3,194
	19,883	18,182	17,283	11,016	6,452
Transfer from/(to) disposal groups
Domestic	764	(773)	(25)	—	—
Foreign	—	—	(47)	(324)	(767)
	764	(773)	(72)	(324)	(767)
Currency translation and other adjustments
Domestic	9	(11)	(79)	(228)	107
Foreign	(319)	(272)	122	(302)	1,334
	(310)	(283)	43	(530)	1,441
Disposals
Domestic	—	—	—	—	(108)
Foreign	(5)	8	(2,172)	(65)	(70)
	(5)	8	(2,172)	(65)	(178)
Amounts written-off
Domestic	(1,882)	(2,374)	(2,252)	(2,895)	(1,446)
Foreign	(2,384)	(2,153)	(3,790)	(4,044)	(1,702)
	(4,266)	(4,527)	(6,042)	(6,939)	(3,148)
Recoveries of amounts previously written-off
Domestic	163	158	151	175	116
Foreign	178	369	260	224	203
	341	527	411	399	319
Charged to income statement - continuing operations (1)
Domestic	2,102	2,749	3,948	5,370	2,701
Foreign	3,213	4,492	5,196	7,720	3,777
	5,315	7,241	9,144	13,090	6,478
Charged to income statement - discontinued operations
Domestic	—	—	—	—	(3)
Foreign	4	(8)	42	1,044	616
	4	(8)	42	1,044	613
Unwind of discount (recognised in interest income)
Domestic	(232)	(220)	(214)	(226)	(151)
Foreign	(244)	(264)	(241)	(182)	(43)
	(476)	(484)	(455)	(408)	(194)
Provisions at the end of the year (2)
Domestic	8,652	7,728	8,199	6,670	4,474
Foreign	12,598	12,155	9,983	10,613	6,542
	21,250	19,883	18,182	17,283	11,016
Gross loans and advances to customers
Domestic	269,710	261,202	287,070	297,347	312,287
Foreign	251,561	274,164	286,245	448,172	573,324
	521,271	535,366	573,315	745,519	885,611

For the notes to this table refer to the following page.

Financial summary continued
	2012	2011	2010	2009	2008
Closing customer provisions as a % of gross loans and advances to customers (3)
Domestic	3.2%	3.0%	2.9%	2.2%	1.4%
Foreign	5.0%	4.4%	3.4%	2.3%	1.1%
Total	4.1%	3.7%	3.2%	2.3%	1.2%
Customer charge to income statement as a % of gross loans and advances to customers (3)
Domestic	0.8%	1.1%	1.4%	1.8%	0.9%
Foreign	1.3%	1.6%	1.8%	2.0%	0.8%
Total	1.0%	1.4%	1.6%	1.9%	0.8%

Notes:
(1)	Includes £23 million charge relating to loans and advances to banks (2011 - nil; 2010 - £13 million release; 2009 - £34 million charge; 2008 - £118 million charge).
(2)	Includes closing provisions against loans and advances to banks of £114 million (2011 - £123 million; 2010 - £127 million; 2009 - £157 million; 2008 - £127 million).
(3)	For the purpose of these ratios, closing customer provisions and customer charge relating to loans and advances to banks are excluded.

The following table shows additional information in respect of loan impairment provisions.
	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Loan impairment provisions at end of year
Customers	21,136	19,760	18,055	17,126	10,889
Banks	114	123	127	157	127
	21,250	19,883	18,182	17,283	11,016

Average loans and advances to customers (gross)	541,588	578,057	610,131	821,155	858,333

As a % of average loans and advances to customers during the year
Total customer provisions charged to income statement	1.0%	1.3%	1.5%	1.6%	0.7%
Amounts written-off (net of recoveries) - customers	0.7%	0.7%	0.9%	0.8%	0.3%

Analysis of closing customer loan impairment provisions
The following table analyses customer loan impairment provisions by geographical area and type of domestic customer.

	2012		2011		2010		2009		2008
	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans
	£m	%	£m	%	£m	%	£m	%	£m	%
Domestic
Central and local government	—	0.7	—	0.9	—	0.7	—	0.4	—	0.3
Manufacturing	134	1.8	135	1.3	100	1.6	153	1.5	127	1.7
Construction	483	1.4	502	0.9	605	1.1	355	1.0	254	1.1
Finance	34	2.6	40	7.3	98	6.8	26	4.9	67	4.8
Service industries and business activities	1,453	9.6	1,218	6.6	1,073	8.0	962	7.0	778	6.6
Agriculture, forestry and fishing	34	0.5	36	0.5	27	0.5	20	0.4	19	0.3
Property	3,274	8.3	2,657	6.2	2,071	7.3	908	6.6	490	5.9
Residential mortgages	434	20.9	384	18.7	302	17.6	196	12.4	36	9.1
Personal lending	2,146	3.8	1,919	3.7	2,504	4.1	2,527	3.4	2,235	3.0
Finance leases and instalment credit	184	2.0	366	2.1	435	2.3	341	2.2	194	2.0
Accrued interest	—	0.1	—	0.1	—	0.1	—	0.1	—	0.3
Total domestic	8,176	51.7	7,257	48.3	7,215	50.1	5,488	39.9	4,200	35.1
Foreign	11,000	48.3	10,517	51.7	8,190	49.9	8,562	60.1	4,745	64.9
Impaired book provisions	19,176	100.0	17,774	100.0	15,405	100.0	14,050	100.0	8,945	100.0
Latent book provisions	1,960		1,986		2,650		3,076		1,944
Total provisions	21,136		19,760		18,055		17,126		10,889

Additional information continued

Analysis of write-offs
The following table analyses amounts written-off by geographical area and type of domestic customer.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Domestic
Manufacturing	61	114	94	217	61
Construction	158	228	110	243	51
Finance	16	24	6	105	31
Service industries and business activities	429	358	411	702	299
Agriculture, forestry and fishing	11	4	5	3	5
Property	375	490	395	320	34
Residential mortgages	31	23	16	2	1
Personal lending	608	1,004	1,148	1,188	938
Finance leases and instalment credit	193	129	67	115	26
Total domestic	1,882	2,374	2,252	2,895	1,446
Foreign	2,384	2,153	3,790	4,044	1,702
Total write-offs (1)	4,266	4,527	6,042	6,939	3,148

Note:
(1)	Includes £29 million written-off in respect of loans and advances to banks in 2012.

Analysis of recoveries
The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Domestic
Manufacturing	1	4	2	1	2
Construction	10	6	1	—	—
Finance	1	—	—	2	2
Service industries and business activities	15	10	7	13	12
Property	33	8	4	—	—
Residential mortgages	6	9	6	3	—
Personal lending	93	111	128	99	96
Finance leases and instalment credit	4	10	3	57	4
Total domestic	163	158	151	175	116
Foreign	178	369	260	224	203
Total recoveries	341	527	411	399	319

Financial summary continued
Risk elements in lending
Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest.

Impaired loans are all loans (including renegotiated and forbearance loans) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected and those awaiting individual assessment. A latent loss provision is established for the latter.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Impaired loans (2)
Domestic	15,323	14,528	15,471	13,572	8,588
Foreign	23,163	24,219	20,230	21,453	10,891
Total	38,486	38,747	35,701	35,025	19,479
Accruing loans which are contractually overdue 90 days or more as to principal or interest
Domestic	2,007	1,697	2,363	2,224	1,201
Foreign	634	401	534	1,000	581
Total	2,641	2,098	2,897	3,224	1,782
Total risk elements in lending	41,127	40,845	38,598	38,249	21,261

Closing provisions for impairment as a % of total risk elements in lending	52%	49%	47%	46%	52%
Risk elements in lending as a % of gross lending to customers excluding reverse repos (4)	9.1%	8.6%	7.3%	5.4%	2.5%

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

(3)	Impaired loans at 31 December 2012 include £5,350 million of loans whose terms were renegotiated or secured retail loans subject to forbearance granted during 2012.
(4)	Includes disposal groups.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Gross income not recognised but which would have been recognised under the original terms of impaired loans
Domestic	665	636	579	625	393
Foreign	940	964	830	1,032	338
	1,605	1,600	1,409	1,657	731

Interest on impaired loans included in net interest income
Domestic	232	220	214	226	150
Foreign	244	264	241	182	42
	476	484	455	408	192

Potential problem loans
Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Potential problem loans	807	739	633	1,009	226

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

Additional information continued

Renegotiations and forbearance
The table below shows wholesale loans renegotiated and retail loans granted forbearance during the year. These loans are unimpaired: either the loan was performing before and after the renegotiation or the granting of forbearance or the loan was non-performing before but subsequently transferred to the performing book. Loans with impairment provisions subject to renegotiation or forbearance continue to be reported as impaired loans.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Renegotiated and forbearance loans (1,2)	8,328	7,674	5,758	2,698	2,637

Notes:
(1)	Wholesale renegotiations include only those arrangements above thresholds set individually by the divisions, ranging from nil to £10 million.
(2)
For 2012, wholesale renegotiations were £4,302 million (refer to page 133) and secured retail loans subject to forbearance were £4,026 million (refer to page 136). Unsecured retail loans subject to forbearance are not included. The balance of unsecured retail loans subject to forbearance amounts to £182 million.

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

2012	Government £m	Banks £m	Other £m	Total £m	Short positions £m	Net of short positions £m
United States	18,936	1,736	30,983	51,655	12,080	39,575
France	6,563	13,285	6,224	26,072	2,157	23,915
Germany	14,678	4,289	6,812	25,779	1,956	23,823
Netherlands	5,350	2,227	11,200	18,777	1,124	17,653
Japan	4,338	6,822	1,410	12,570	2,326	10,244
Spain	893	4,789	6,328	12,010	515	11,495
Republic of Ireland	217	3,557	3,071	6,845	59	6,786
Italy	3,767	373	1,165	5,305	2,301	3,004

2011
United States	20,932	7,300	38,721	66,953	13,329	53,624
France	11,633	14,800	8,189	34,622	5,903	28,719
Germany	34,615	5,952	9,787	50,354	2,946	47,408
Netherlands	4,466	2,210	10,711	17,387	982	16,405
Japan	8,350	7,505	3,375	19,230	3,141	16,089
Spain	340	3,656	10,282	14,278	973	13,305
Republic of Ireland	665	3,287	2,759	6,711	68	6,643
Italy	5,190	548	1,489	7,227	4,826	2,401

2010
United States	21,201	14,382	36,813	72,396	14,240	58,156
France	17,293	16,007	6,756	40,056	4,285	35,771
Germany	22,962	6,276	10,467	39,705	4,685	35,020
Netherlands	2,900	3,055	10,824	16,779	951	15,828
Japan	7,983	6,962	7,542	22,487	409	22,078
Spain	1,401	4,248	11,589	17,238	1,357	15,881
Republic of Ireland	199	3,789	3,101	7,089	131	6,958
Italy	6,409	1,083	2,188	9,680	3,183	6,497

Financial summary continued
Analysis of deposits - product analysis
The following table analyses the Group's deposits by type and geographical area.
	2012 £m	2011 £m	2010 £m
UK
Domestic
Demand deposits
- interest-free	69,067	63,875	66,608
- interest-bearing	126,505	111,274	136,359
Time deposits
- savings	79,824	79,310	70,774
- other	55,299	61,651	59,557
Overseas residents
Demand deposits
- interest-free	4,372	2,965	2,512
- interest-bearing	46,879	20,773	12,530
Time deposits
- savings	2,060	1,693	1,512
- other	41,615	59,105	46,023
Total UK offices	425,621	400,646	395,875
Overseas
Demand deposits
- interest-free	42,250	30,780	29,919
- interest-bearing	34,548	44,413	43,890
Time deposits
- savings	26,891	25,296	24,472
- other	93,374	110,624	115,327
Total overseas offices	197,063	211,113	213,608
Total deposits	622,684	611,759	609,483

Held-for-trading	161,242	137,326	116,189
Designated as at fair value through profit or loss	6,323	5,627	4,824
Amortised cost	455,119	468,806	488,470
Total deposits	622,684	611,759	609,483

Overseas
US	129,478	135,919	135,642
Rest of the World	67,585	75,194	77,966
Total overseas offices	197,063	211,113	213,608

Additional information continued

Certificates of deposit and other time deposits
The following table shows details of the Group's certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

2012	Within 3 months £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	Total £m
UK based companies and branches
Certificates of deposit	885	692	194	377	2,148
Other time deposits	20,275	2,981	4,567	7,778	35,601

Overseas based companies and branches
Certificates of deposit	689	112	24	12	837
Other time deposits	13,227	1,295	2,007	5,707	22,236
	35,076	5,080	6,792	13,874	60,822

Short-term borrowings
Short-term borrowings comprise repurchase agreements, borrowings from financial institutions, commercial paper (CP) and certificates of deposit (CDs). Derivative collateral received from financial institutions is excluded from the table below, as are certain long-term borrowings.

	Repurchase agreements	Financial institutions (1,2)	CP	CDs	2012 Total	Repurchase agreements	Financial institutions (1,2)	CP	CDs	2011 Total	2010 Total
At year end
- balance (£bn)	132	80	3	3	218	129	93	16	16	254	271
- weighted average interest rate	0.5%	0.5%	0.3%	1.0%	0.5%	0.6%	0.9%	0.9%	1.4%	0.8%	0.6%

During the year
- maximum balance (£bn)	181	103	18	20	322	175	111	32	39	357	378
- average balance (£bn)	149	82	9	11	251	142	93	22	31	288	330
- weighted average interest rate	0.5%	0.6%	0.6%	1.2%	0.5%	0.9%	1.1%	0.7%	1.2%	1.0%	0.7%

Notes:
(1)	Excludes derivative cash collateral of £37 billion at 31 December 2012 (2011 - £41 billion; 2010 - £38 billion), 2012 average of £38 billion (2011 - £35 billion; 2010 - £34 billion).
(2)	Excludes Federal Home Loan Bank’s long-term borrowings of £1 billion at 31 December 2012 (2011 and 2010 - £1 billion), 2012 average of £1 billion (2011 and 2010 - £1 billion).

Balances are generally based on monthly data. Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year end are average rates for a single day and as such may reflect one-day market distortions, which may not be indicative of generally prevailing rates.

Other contractual cash obligations
The table below summarises the Group's other contractual cash obligations by payment date.

2012	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Operating leases	214	185	694	559	910	1,376
Contractual obligations to purchase goods or services	110	334	500	15	—	—
	324	519	1,194	574	910	1,376

2011
Operating leases	208	260	802	651	1,234	1,480
Contractual obligations to purchase goods or services	111	372	548	93	6	—
	319	632	1,350	744	1,240	1,480

The Group's undrawn formal facilities, credit lines and other commitments to lend were £215,808 million (2011 - £239,963 million). While the Group has given commitments to provide these funds, some facilities may be subject to certain conditions being met by the counterparty. The Group does not expect all facilities to be drawn, and some may lapse before drawdown.

Exchange rates
Except as stated, the following tables show, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York.

US dollars per £1	February 2013	January 2013	December 2012	November 2012	October 2012	September 2012
Noon Buying Rate
High	1.5814	1.6255	1.6275	1.6142	1.6196	1.6263
Low	1.5112	1.5686	1.6031	1.5849	1.5932	1.5889

		2012	2011	2010	2009	2008
Noon Buying Rate
Period end rate		1.6262	1.5537	1.5392	1.6167	1.4619
Average rate for the year (1)		1.5924	1.6105	1.5415	1.5707	1.8424

Consolidation rate (2)
Period end rate		1.6164	1.5475	1.5524	1.6222	1.4604
Average rate for the year		1.5850	1.6039	1.5455	1.5657	1.8528

Notes:
(1)	The average of the Noon Buying Rates on the last US business day of each month during the year.
(2)	The rates used by the Group for translating US dollars into sterling in the preparation of its financial statements.
(3)	On 22 March 2013, the Noon Buying Rate was £1.00 = US$1.5239.

Additional information continued

Economic and monetary environment
It has been noted before that when economies are emerging from recessions rooted in high levels of debt and stresses in the financial system, growth is slower than in the typical recovery. That was the experience again in 2012 in the major markets in which the Group operates.

In the UK, growth weakened. Total economic activity, as measured by gross domestic product (GDP), was flat compared with growth of 0.9% in 2011. At the start of the year, expectations had been more positive, the consensus forecast for growth having been 0.5%. Yet the year ended with the economy contracting.

More positively, unemployment fell, from around 8.3% at the turn of the year to 7.7% towards its end. That helped to offset the continuing squeeze on the spending power of earnings as wages grew by less than inflation.

Housing market activity remained subdued. Prices were broadly stable, some indices showing a rise and others a fall. Any price increases seem to have been concentrated in and around London.

The Bank of England continued its ultra-loose monetary policy stance. Although inflation remained above target, the Bank kept interest rates at 0.5%. In fact, its greater concern was that the weak economy would cause inflation to be too low and in February and July it increased its asset purchase programme by £50 billion taking the total value of assets purchased to £375 billion. The Government’s decision to transfer the coupon payments from the Asset Purchase Facility to HM Treasury, which will use these proceeds to reduce the stock of Government debt, has a similar effect to further quantitative easing.

In July, the Bank of England and HM Treasury launched the Funding for Lending Scheme (FLS). It is designed to boost lending to households and non-financial firms. Early indications from the Bank’s Credit Conditions Survey suggested that the supply of credit had expanded towards the end of the year.

In the United States, GDP growth was slightly stronger at 2.2% compared with 1.8% in 2011. Uncertainty about how leaders might resolve immediate and longer-term fiscal challenges weighed on growth during much of the year.
There was encouraging news on the job market, where unemployment had fallen to 7.8% in December, and the housing market, where prices and construction activity started to rise.

However, concerned that the recovery remained too slow to return unemployment to rates consistent with its mandate to foster maximum employment, the Federal Open Market Committee changed policy in two ways. In September it agreed to increase monetary accommodation by purchasing mortgage-backed securities at a pace of $40 billion per month. Second, it announced in December it anticipates the Fed Funds rate remaining exceptionally low as long as the unemployment rate is above 6.5%, inflation one to two years ahead is expected to be no more than 2.5% and inflation expectations are well anchored.

Ireland’s GDP grew by 1.3% in the four quarters to Q3 2012 as the economy continued its slow recovery from deep recession. The export sector continued to benefit from the boost to competitiveness delivered by falling real wages.

For Ireland, gross national product (GNP) is a better measure of people's material well-being. It reflects the income residents receive rather than the value of the incomes generated in the country, an important distinction where there is a large foreign-owned sector that remits profits overseas. GNP increased by 1.2%.

Unemployment averaged more than 14%. At the end of the year house prices were 4.5% lower than 12 months earlier and around 50% below their peak. The rate of decline was slower than at any time since 2008 and there were tentative signs that prices were stabilising.

Entering 2012, the greatest economic concern was how problems related to sovereign debt in the euro zone would be managed. By agreeing the outline of a banking union, undertaking to purchase sovereign debt to push down yields and making progress on fiscal rules, European leaders and the European Central Bank took some steps that are necessary if an economic and monetary union is to be sustained. At the end of the year the probability that some of the worse outcomes would be realised had fallen although they had not disappeared. Despite this progress, euro zone GDP contracted and unemployment had risen to almost 12% by December.

Supervision
United Kingdom
The UK Financial Services Authority (FSA) is currently the consolidated supervisor of the Group. As at 31 December 2012, 22 companies in the Group, spanning a range of financial services sectors (banking, insurance and investment business), were authorised to conduct financial activities regulated by the FSA.

From 1 April 2013, the FSA’s responsibilities will be split between two bodies: the Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA). At that point, the PRA will become the consolidated supervisor of the Group. The FSA have already anticipated the new structure by creating Prudential and Conduct business units in April 2012 and separating the supervision teams for each dual regulated firm between those units from that time.

The UK authorised banks in the Group include The Royal Bank of Scotland plc, National Westminster Bank Plc, Coutts & Co and Ulster Bank Limited. Wholesale activities, other than Group Treasury activities, are concentrated in the Group's Markets, International Banking and UK Corporate Banking divisions, and are undertaken under the names of The Royal Bank of Scotland plc and National Westminster Bank Plc. UK retail banking activities are managed by the UK Retail division and by Ulster Bank Limited in Northern Ireland. The banking service in the Republic of Ireland is provided by Ulster Bank Ireland Limited, which is supervised by the Central Bank of Ireland.

Investment management business is principally undertaken by companies in the Wealth division, including Coutts & Co, Adam & Company Investment Management Limited, and in the Markets and International Banking divisions, through RBS Asset Management Limited and The Royal Bank of Scotland plc.

General insurance business is principally undertaken by U K Insurance Limited.

The Group is subject to extensive regulations that impose obligations on financial institutions to maintain appropriate policies, procedures and controls to ensure compliance with the rules and regulations to which they are subject.

United States
RBSG is both a bank holding company and a financial holding company within the meaning of the US Bank Holding Company Act of 1956. As such, it is subject to the regulation and supervision of the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Among other things, the Group's direct and indirect activities and investments in the United States are limited to those that are 'financial in nature' or 'incidental' or 'complementary' to a financial activity, as determined by the Federal Reserve. The Group is also required to obtain the prior approval of the Federal Reserve before acquiring directly or indirectly, the ownership or control of more than 5% of any class of the voting shares of any US bank or holding company. Under current Federal Reserve policy, the Group is required to act as a source of financial strength for its US bank subsidiaries. Among other things, this source of strength obligation could require the Group to inject capital into any of its US bank subsidiaries if any of them became undercapitalised.

Anti-money laundering, anti-terrorism and economic sanctions regulations are a major focus of the US government for financial institutions and are rigorously enforced by US government agencies.

The Group's US bank and non-bank subsidiaries and the Royal Bank's US branches are also subject to supervision and regulation by a variety of other US regulatory agencies. RBS Citizens N.A. is supervised by the Office of the Comptroller of the Currency, which is charged with the regulation and supervision of nationally chartered banks. RBS Citizens N.A. owns CCO Investments Services Corp., a US broker dealer subject to regulation and supervision by the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) with respect to its securities activities. Citizens Bank of Pennsylvania is subject to the regulation and supervision of the US Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking. Both banks are subject to supervision and regulation by the Consumer Financial Protection Bureau (CFPB). The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 established the CFPB.

RBS Citizens Financial Group, Inc. is under the supervision of the Federal Reserve as a bank holding company. The Royal Bank's New York branch is supervised by the New York State Department of Financial Services and the Federal Reserve Bank of New York, and its Connecticut branch is supervised by the Connecticut Department of Banking. Both branches are also subject to supervisory oversight by the Federal Reserve Bank of Boston.

The Group's primary US broker dealer, RBS Securities Inc. (RBSSI), formerly known as Greenwich Capital Markets, Inc., is also subject to regulation and supervision by the SEC and FINRA with respect to its securities activities. The futures activities of RBSSI are subject to regulation and oversight by the US Commodity Futures Trading Commission and the Chicago Mercantile Exchange Group-owned exchanges.

Netherlands
The consolidated supervisor of RBS N.V. is the De Nederlandsche Bank (DNB). The DNB operates as independent central bank and prudential supervisor of banks, insurance companies, pension funds and securities firms domiciled in the Netherlands, and also as part of the European System of Central Banks.

Other jurisdictions
The Group operates in over 45 countries through a network of branches, local banks and non-bank subsidiaries and these activities are subject to supervision in most cases by a local regulator or central bank.

Additional information continued

Description of property and equipment
The Group operates from a number of locations worldwide, principally in the UK. At 31 December 2012, the Royal Bank and NatWest had 617 and 1,452 retail branches, respectively, in the UK. Ulster Bank has a foot print of 236 branches and an extensive network of business banking offices across Northern Ireland and the Republic of Ireland. US Retail & Commercial had 1,399 retail banking offices (including in-store branches) covering Connecticut, Delaware, Illinois, Massachusetts, Michigan, New Hampshire, New Jersey, New York, Ohio, Pennsylvania, Rhode Island and Vermont. A substantial majority of the UK branches are owned by the Royal Bank, NatWest and their subsidiaries or are held under leases with unexpired terms of over 50 years. The Group's principal properties include its headquarters at Gogarburn, Edinburgh, its principal offices in London at 135 and 280 Bishopsgate and the Drummond House administration centre located at South Gyle, Edinburgh.

Total capital expenditure on premises (excluding investment properties), computers and other equipment in the year ended 31 December 2012 was £801 million (2011 - £820 million; 2010 - £656 million).

Major shareholders
In December 2008, The Solicitor for the Affairs of Her Majesty's Treasury (HM Treasury) acquired 22,854 million ordinary shares representing 57.9% of the company's issued ordinary share capital. During 2009, HM Treasury acquired a further 16,791 million ordinary shares raising their holding to 70.3% of the company's issued ordinary share capital.

In December 2009, HM Treasury acquired 51 billion B shares in the company representing the entire issued B share capital. At 31 December 2012, HM Treasury’s holding in the company’s ordinary shares was 65.3%.

As far as the company is aware, there have been no significant changes in the percentage ownership of major shareholders of the company's ordinary, B and preference shares during the three years ended 27 February 2013. All shareholders within a class of the company's shares have the same voting rights.

As at 31 December 2012, almost all of the company's US$ denominated preference shares and American Depository Shares representing ordinary shares were held by shareholders registered in the US. All other shares were predominantly held by shareholders registered outside the US.

Material contracts
The company and its subsidiaries are party to various contracts in the ordinary course of business. Material contracts include the following:

Consortium and Shareholders Agreement (CSA)
On 28 May 2007, Fortis Bank Nederland, the company, Santander and RFS Holdings entered into the CSA. Fortis Bank Nederland acceded to the CSA on 26 July 2007. On 3 October 2008, the Dutch State acquired Fortis Bank Nederland. On 24 December 2008 the Dutch State acceded to the CSA following its acquisition of the shares held by Fortis Bank Nederland in RFS Holdings pursuant to a Deed of Accession entered into between RFS Holdings, the company, Fortis Bank Nederland, Santander and the Dutch State. On 1 April 2010 the CSA was restated. It was the subject of a further amendment on 18 July 2011. On 7 November 2012, Stichting Administratiekantoor Beheer Financiële Instellingen (the Foundation) acceded to the CSA (as amended and restated) as a shareholder following its acquisition of the shares held by the Dutch State in RFS Holdings pursuant to a Deed of Accession entered into between RFS Holdings, the company, Santander, the Dutch State and the Foundation. The Dutch State remains a party to the CSA. The CSA (as amended and restated) governs the relationships amongst the parties thereto in relation to the acquisition by RFS Holdings of ABN AMRO (now RBS Holdings N.V.). The CSA (as amended and restated) details, inter alia, the equity interests in RFS Holdings, the governance of RFS Holdings, the arrangements for the transfer of certain ABN AMRO businesses, assets and liabilities to the Dutch State (previously Fortis Bank Nederland), the company and Santander, further funding obligations of the Dutch State, the company and Santander where funding is required by regulatory authorities in connection with the ABN AMRO businesses, the allocation of taxes and conduct of tax affairs and the steps that the Dutch State, the company and Santander expect to take to enable the company to become the sole shareholder of RFS Holdings.

B Share Acquisition and Contingent Capital Agreement
On 26 November 2009, the company and HM Treasury entered into the Acquisition and Contingent Capital Agreement pursuant to which HM Treasury subscribed for the initial B shares and the Dividend Access Share (the "Acquisitions") and agreed the terms of HM Treasury's subscription (the “Contingent Subscription”) for an additional £8 billion in aggregate in the form of further B shares (the "Contingent B shares"), which will be issued on the same terms as the initial B shares. The Acquisitions were subject to the satisfaction of various conditions, including the company having obtained the approval of its shareholders in relation to the Acquisitions.

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

Material contracts continued
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

Sale of RBS Aviation Capital to Sumitomo Mitsui Banking Corporation
On 16 January 2012, the Royal Bank and Sumitomo Mitsui Banking Corporation (SMBC) entered into a Sale and Purchase Agreement pursuant to which the Royal Bank agreed to sell its aircraft leasing business, RBS Aviation Capital, to SMBC, acting on behalf of a consortium comprising its parent, Sumitomo Mitsui Financial Group, and Sumitomo Corporation. The sale completed on 1 June 2012 following satisfaction of various conditions. As a result of the sale, the consortium has acquired RBS Aviation Capital for consideration of US$7.3 billion (£4.7 billion). The consideration was paid in cash and was subject to certain closing adjustments.

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	●	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

	●	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

$0.02 (or less) per ADS	●	Any cash distribution to ADS registered holders.

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	●	Distribution of securities distributed to holders of securities of deposited securities to ADS registered holders.

Registration or transfer fees	●	Transfer and registration of shares on our share register to or from the name of the depository or its agent when you deposit or withdraw shares.

Expenses of the depository	●	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement).

	●	Converting foreign currency to U.S. dollars.

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	●	As necessary.

Any charges incurred by the depository or its agents for servicing the deposited securities	●	As necessary.

Fees payable by the depository to the issuer
Fees incurred in past annual Period
From 1 January 2012 to 31 December 2012, the company received from the depository $300,000 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filling of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

Risk factors
Set out below are certain risk factors which could adversely affect the Group's future results, its financial condition and prospects and cause them to be materially different from what is expected. The factors discussed below and elsewhere in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the Group.

Macro-economic and geopolitical risks
The Group’s businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions
The Group’s businesses and performance are affected by local and global economic conditions, perceptions of those conditions and future economic prospects. The outlook for the global economy over the near to medium-term remains challenging and many forecasts predict at best only stagnant or modest levels of gross domestic product (GDP) growth across a number of the Group’s key markets over that period, including, in particular, the UK, Ireland and the US. Stagnant or weak GDP growth is also expected in the European Monetary Union (EMU) where a relatively robust German economy has been offset by austerity measures in many EMU countries, initiated in response to increased sovereign debt risk, which have resulted in weak economic and GDP growth, particularly in Spain, Italy and France.

The Group’s businesses and performance are also affected by financial market conditions. Although capital and credit markets around the world were more stable during 2012, they remained volatile and subject to intermittent and prolonged disruptions. In particular, increasingly during the second and third quarters of 2012, continuing risk of sovereign default relating to certain EU member states had a negative impact on capital and credit markets.

These challenging economic and market conditions create a difficult operating environment for the Group’s businesses, which is characterised by:

•
downward pressure on asset prices and on credit availability and upward pressure on funding costs, and such conditions continue to impact asset recovery rates and the credit quality of the Group’s businesses, customers and counterparties, including sovereigns;

•
alone or in combination with regulatory changes or actions of market participants, reduced activity levels, additional write-downs and impairment charges and lower profitability, and may restrict the ability of the Group to access funding and liquidity; and

•
central bank actions to engender economic growth which have resulted in a prolonged period of low interest rates constraining, through margin compression and low returns on assets, the interest income earned on the Group’s interest earning assets.

In particular, should the scope and severity of the adverse economic conditions currently experienced by a number of EU member states and elsewhere worsen or economic recovery remain stagnant for an extended period, particularly in the Group’s key markets, the risks faced by the Group would be exacerbated. Developments relating to the current economic conditions and unfavourable financial environment, including those discussed above, could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

The Group has significant exposure to the continuing economic crisis in Europe
In Europe, countries such as Ireland, Italy, Greece, Cyprus, Portugal and Spain have been particularly affected by the recent macroeconomic and financial conditions. Although the risk of sovereign default reduced in 2012 due to actions of the European Central Bank (ECB) and the EU, the risk of default remains. This default risk raises concerns, particularly about the contagion effect such a default would have on other EU economies, including the UK economy, as well as the ongoing viability of the euro currency and the EMU. As a result, yields on the sovereign debt of many EU member states have remained volatile. The EU, the ECB, the International Monetary Fund and various national authorities have implemented measures intended to address systemic stresses in the Eurozone. The effectiveness of these actions is not assured and the possibility remains that the contagion effect spreads to the UK, that the euro could be abandoned as a currency by one or more countries that have already adopted its use, or in an extreme scenario, that the abandonment of the euro could result in the dissolution of the EMU. This would lead to the re-introduction of individual currencies in one or more EMU member states.

The effects on the UK, European and global economies of the potential dissolution of the EMU, exit of one or more EU member states from the EMU and the redenomination of financial instruments from the euro to a different currency, are impossible to predict fully. However, if any such events were to occur they would likely:

•	result in significant market dislocation;

•	heighten counterparty risk;

•	result in downgrades of credit ratings for European borrowers, giving rise to increases in credit spreads and decreases in security values;

•	disrupt and adversely affect the economic activity of the UK and other European markets; and

•	adversely affect the management of market risk and in particular asset and liability management due, in part, to redenomination of financial assets and liabilities and the potential for mismatch.

Additional information continued

Risk factors continued
The occurrence of any of these events may have a material adverse effect on the Group’s financial condition, results of operations and prospects.

In particular, the Group has significant exposure to customers and counterparties in the Eurozone (at 31 December 2012 principally Germany (£48 billion), The Netherlands (£26 billion), Ireland (£40 billion), France (£19 billion) and Spain (£12 billion)) which includes sovereign debt exposures that have been, and may in the future be, affected by restructuring of their terms, principal, interest and maturity. The Group’s Eurozone sovereign debt exposures resulted in the Group recognising an impairment loss of £1,099 million in 2011 in respect of its holding of Greek government bonds. Similar write downs may occur in future periods. At 31 December 2012, the Group’s Eurozone sovereign debt exposure amounted to £678 million including aggregate exposure of £51 million to Greece, Ireland, Italy, Spain and Portugal.

The Group operates in markets that are highly competitive and its business and results of operations may be adversely affected
The competitive landscape for banks and other financial institutions in the UK, the US and throughout the rest of Europe is subject to rapid change and recent regulatory and legal changes are likely to result in new market participants and changed competitive dynamics in certain key areas, such as in retail banking in the UK. The competitive landscape in the UK will be particularly influenced by the recommendations on competition included in the final report of the Independent Commission on Banking (ICB), and the UK Government’s implementation of the recommendations. In order to compete effectively, certain financial institutions may seek to consolidate their businesses or assets with other parties. This consolidation, in combination with the introduction of new entrants into the markets in which the Group operates is likely to increase competitive pressures on the Group.

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

The Group is subject to political risks
The Group and the Royal Bank, its principal operating subsidiary, are both headquartered and incorporated in Scotland. The Scottish Government intends to hold a referendum in 2014 on the issue of Scottish independence from the UK. Although the outcome of such referendum is uncertain, Scottish independence could affect Scotland’s status in the EU and significantly impact the fiscal, monetary and regulatory landscape to which the Group is subject. In addition, in January 2013, the UK Government announced the possibility of a referendum on the UK’s membership of the EU, which would only take place some time after 2015. Although the effect of either Scottish independence or any referendum on the UK’s EU membership, if either were to occur, is not possible to predict fully, it could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

The Group and its UK bank subsidiaries may face the risk of full nationalisation
Under the Banking Act 2009, substantial powers have been granted to HM Treasury, the Bank of England and the FSA (together, the “Authorities”) as part of a special resolution regime. These powers enable the Authorities to deal with and stabilise certain deposit-taking UK incorporated institutions that are failing, or are likely to fail, to satisfy the threshold conditions (within the meaning of section 41 of the FSMA, which are the conditions that a relevant entity must satisfy in order to obtain its authorisation to perform regulated activities). The special resolution regime consists of three stabilisation options: (i) transfer of all or part of the business of the relevant entity and/or the securities of the relevant entity to a private sector purchaser, (ii) transfer of all or part of the business of the relevant entity to a ‘bridge bank’ wholly owned by the Bank of England and (iii) temporary public ownership (nationalisation) of the relevant entity. If HM Treasury decides to take the Group into temporary public ownership pursuant to the powers granted under the Banking Act, it may take various actions in relation to any securities without the consent of holders of the securities.

HM Treasury (or UK Financial Investments Limited (UKFI) on its behalf) may be able to exercise a significant degree of influence over the Group and any proposed offer or sale of its interests may affect the price of securities issued by the Group
The UK Government, through HM Treasury, currently holds 65.3% of the issued ordinary share capital of the Group. On 22 December 2009, the Group issued £25.5 billion of B Shares to the UK Government. The B Shares are convertible, at the option of the holder at any time, into ordinary shares. The UK Government has agreed that it shall not exercise the rights of conversion in respect of the B Shares if and to the extent that following any such conversion it would hold more than 75% of the total issued shares in the Group. Any breach of this agreement could result in the delisting of the Group from the Official List of the UK Listing Authority and potentially other exchanges where its securities are currently listed and traded. HM Treasury (or the UKFI on its behalf) may sell all or a part of the ordinary shares that it owns at any time. Any offers or sale of a substantial number of ordinary shares or securities convertible or exchangeable into ordinary shares by or on behalf of HM Treasury, or an expectation that it may undertake such an offer or sale, could negatively affect prevailing market prices for securities issued by the Group.

In addition, UKFI manages HM Treasury’s shareholder relationship with the Group and, although HM Treasury has indicated that it intends to respect the commercial decisions of the Group and that the Group will continue to have its own independent board of directors and management team determining its own strategy, should its current intentions change, HM Treasury’s position as a majority shareholder (and UKFI’s position as manager of this shareholding) means that HM Treasury or UKFI may be able to exercise a significant degree of influence over, among other things, the election of directors. The manner in which HM Treasury or UKFI exercises HM Treasury’s rights as majority shareholder could give rise to conflict between the interests of HM Treasury and the interests of other shareholders. The Board has a duty to promote the success of the Group for the benefit of its members as a whole.

The Group is subject to other global risks
By virtue of the Group’s global presence, the Group is exposed to risks arising out of geopolitical events, such as the existence of trade barriers, the implementation of exchange controls and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the response to them by governments could also adversely affect levels of economic activity and have an adverse effect upon the Group’s business, financial condition and results of operations.

Market and credit related risks
The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions
Severe market events have resulted in the Group recording large write-downs on its credit market exposures in recent years; particularly early in the financial crisis (£10.1 billion in 2008 and £6.2 billion in 2009). Any deterioration in economic and financial market conditions or continuing weak economic growth could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the Group’s exposures. Valuations in future periods, reflecting, among other things, then prevailing market conditions and changes in the credit ratings of certain of the Group’s assets, may result in significant changes in the fair values of the Group’s exposures, even in respect of exposures, such as credit market exposures, for which the Group has previously recorded write-downs. In addition, the value ultimately realised by the Group may be materially different from the current or estimated fair value. As part of the Group’s strategy it has materially reduced the size of its balance sheet mainly through the sale and run-off of non-core assets. The Group’s assets that remain in its Non-Core division may be more difficult to sell and could be subject to further write-downs or, if sold, realised losses. Any of these factors could require the Group to recognise additional significant write-downs or realise increased impairment charges, which may have a material adverse effect on its financial condition, results of operations and capital ratios. In addition, steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by losses arising out of asset-backed collateralised debt obligations, residential mortgage-backed securities and the leveraged loan market. In dislocated markets, hedging and other risk management strategies may not be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties.

The financial performance of the Group has been, and continues to be, materially affected by deteriorations in borrower and counterparty credit quality and further deteriorations could arise due to prevailing economic and market conditions and legal and regulatory developments
The Group has exposure to many different industries and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and counterparties are inherent in a wide range of the Group’s businesses. In particular, the Group has significant exposure to certain individual counterparties in weakened business sectors and geographic markets and also has concentrated country exposure in the UK, the US and across the rest of Europe (principally Germany, The Netherlands, Ireland and France) (at 31 December 2012 credit risk assets in the UK were £316 billion, in North America £101 billion and in Western Europe (excluding the UK) £147 billion); and within certain business sectors, namely personal finance, financial institutions and commercial real estate (at 31 December 2012 residential and personal lending amounted to £182 billion, lending to financial institutions was £114 billion and commercial real estate lending was £63 billion). The Group expects its exposure to the UK to increase proportionately as its business becomes more concentrated in the UK, with exposures generally being reduced in other parts of its business as it implements its strategy.

The credit quality of the Group’s borrowers and counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in their respective markets.

A further deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact the Group’s ability to enforce contractual security rights. In addition, the Group’s credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. This has been particularly the case with respect to large parts of the Group’s commercial real estate portfolio. Any such losses could have an adverse effect on the Group’s results of operations and financial condition.

Additional information continued

Risk factors continued
Concerns about, or a default by, one financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, as the commercial and financial soundness of many financial institutions may be closely related as a result of credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses for, or defaults by, the Group. This systemic risk may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Group interacts on a daily basis, all of which could have a material adverse effect on the Group’s access to liquidity or could result in losses which could have a material adverse effect on the Group’s financial condition, results of operations and prospects.

In certain jurisdictions in which the Group does business, particularly Ireland, there has been disruption during recent years in the ability of certain financial institutions to complete foreclosure proceedings in a timely manner (or at all), including as a result of interventions by certain states and local governments. This disruption has lengthened the time to complete foreclosures, increased the backlog of repossessed properties and, in certain cases, has resulted in the invalidation of purported foreclosures.

The trends and risks affecting borrower and counterparty credit quality have caused, and in the future may cause, the Group to experience further and accelerated impairment charges, increased repurchase demands, higher costs, additional write-downs and losses for the Group and an inability to engage in routine funding transactions.

The value or effectiveness of any credit protection that the Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties
The Group has credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), and other credit derivatives, each of which are carried at fair value. The fair value of these CDSs, as well as the Group’s exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Many market counterparties have been adversely affected by their exposure to residential mortgage linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness may deteriorate rapidly. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates, the Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs. The Group also recognises any fluctuations in the fair value of other credit derivatives. Any such adjustments or fair value changes may have a material adverse impact on the Group’s financial condition and results of operations.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group’s business and results of operations
Some of the most significant market risks the Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity prices and basis, volatility and correlation risks. Changes in interest rate levels (or extended periods of low interest rates), yield curves (which remain depressed) and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress. Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the Group’s non-UK subsidiaries and may affect the Group’s reported consolidated financial condition or its income from foreign exchange dealing. For accounting purposes, the Group values some of its issued debt, such as debt securities, at the current market price. Factors affecting the current market price for such debt, such as the credit spreads of the Group, may result in a change to the fair value of such debt, which is recognised in the income statement as a profit or loss.

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

In the UK and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers
In the UK, the Financial Services Compensation Scheme (FSCS) was established under the FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if a firm is unable or likely to be unable, to pay claims against it and may be required to make payments either in connection with the exercise of a stabilisation power or in exercise of the bank insolvency procedures under the Banking Act. The FSCS is funded by levies on firms authorised by the FSA, including the Group. In the event that the FSCS raises funds from the authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the Group may have an adverse impact on its results of operations and financial condition. At 31 December 2012, the Group had accrued £119 million for its share of estimated FSCS levies for the 2012/2013 and 2013/2014 FSCS years.

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

The Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations
The Group maintains a number of defined benefit pension schemes for past and a number of current employees. Pension risk is the risk that the assets of the Group’s various defined benefit pension schemes which are long-term in nature do not fully match the timing and amount of the schemes’ liabilities, as a result of which the Group is required or chooses to make additional contributions to the schemes. Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in applicable legislation. The schemes’ assets comprise investment portfolios that are held to meet projected liabilities to the scheme members. Risk arises from the schemes because the value of these asset portfolios, returns from them and any additional future contributions to the schemes, may be less than expected and because there may be greater than expected increases in the estimated value of the schemes’ liabilities. In these circumstances, the Group could be obliged, or may choose, to make additional contributions to the schemes, and during recent periods, the Group has voluntarily made such contributions to the schemes. Given the recent economic and financial market difficulties and the prospect that they may continue over the near and medium term, the Group may experience increasing pension deficits or be required or elect to make further contributions to its pension schemes and such deficits and contributions could be significant and have an adverse impact on the Group’s results of operations or financial condition. The most recent funding valuation, at 31 March 2010 was agreed during 2011. It showed the value of liabilities exceeded the value of assets by £3.5 billion at 31 March 2010, a ratio of assets to liabilities of 84%.

In order to eliminate this deficit, the Group will pay additional contributions each year over the period 2011 until 2018. Contributions started at £375 million per annum in 2011, will increase to £400 million per annum in 2013 and from 2016 onwards will be further increased in line with price inflation. These contributions are in addition to the regular annual contributions of around £250 million for future accrual of benefits.

Funding, liquidity and capital related risks
The Group’s ability to meet its obligations including its funding commitments depends on the Group’s ability to access sources of liquidity and funding
Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of factors, including an over reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Credit markets worldwide, including interbank markets, have experienced severe reductions in liquidity and term-funding during prolonged periods in recent years. Although credit markets generally improved during 2012 (in part as a result of measures taken by the ECB), and the Group’s overall liquidity position remained strong, certain European banks, in particular from the peripheral countries of Spain, Portugal, Greece, Italy and Ireland, remained reliant on central banks as one of their principal sources of liquidity and central banks increased their support to banks with the ECB providing significant short and long-term liquidity in the last few months of 2011 and in 2012. Although these efforts had a positive impact, global credit markets remain volatile.

The market perception of bank credit risk has changed significantly as a result of the financial crisis and banks that are deemed by the market to be riskier have had to issue debt at a premium. Any uncertainty regarding the perception of credit risk across financial institutions may lead to reductions in levels of interbank lending and associated term maturities and may restrict the Group’s access to traditional sources of liquidity or increase the costs of accessing such liquidity.

The Group’s liquidity management focuses, among other things, on maintaining a diverse and appropriate funding strategy for its assets in line with the Group’s wider strategic plan. The Group has, at times, been required to rely on shorter-term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. Such schemes require the pledging of assets as collateral and changes to asset valuations or eligibility criteria can negatively impact the available assets and reduce available liquidity access particularly during periods of stress when such lines may be needed most. Although conditions have improved, there have been recent periods where corporate and financial institution counterparties have reduced their credit exposures to banks and other financial institutions, limiting the availability of these sources of funding. Increased competition for funding during 2013 due to the significant levels of refinancing expected to be required by financial institutions, may also reduce the level of funding available from these sources. Under certain circumstances, the Group may need to seek funds from alternative sources potentially at higher costs than has previously been the case or may be required to consider disposals of other assets not previously identified for disposal to reduce its funding commitments.

The Group relies increasingly on customer deposits to meet a considerable portion of its funding and it is actively seeking to increase the proportion of its funding represented by customer deposits. The level of wholesale and retail deposits may fluctuate due to certain factors outside the Group’s control, such as a loss of confidence (including as a result of political initiatives, including bail-in and/or confiscation and/or taxation of creditors’ funds, in connection with the Eurozone crisis, as seen recently in Cyprus), increasing competitive pressures for retail customer deposits or the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors, which could result in a significant outflow of deposits within a short period of time. There is currently heavy competition among UK banks for retail customer deposits, which has increased the cost of procuring new deposits and impacted the Group’s ability to grow its deposit base and such competition is expected to continue. An inability to grow, or any material decrease in, the Group’s deposits could, particularly if accompanied by one of the other factors described above, have a materially adverse impact on the Group’s ability to satisfy its liquidity needs.

The occurrence of any of the risks described above could have a material adverse impact on the Group’s financial condition and results of operations.

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

The Basel Committee on Banking Supervision’s package of reforms to the regulatory capital framework includes a material increase to the minimum Core Tier 1 (common equity) requirement and the total Tier 1 capital requirement, a capital conservation buffer and a countercyclical buffer. In addition, a leverage ratio is to be introduced, together with a liquidity coverage ratio and a net stable funding ratio. Further measures may include bail-in debt which may impact existing as well as future issues of debt and expose them to the risk of conversion into equity and/or write-down of principal amount. Such measures would be in addition to proposals for the write-off of Tier 1 and Tier 2 debt (and its possible conversion into ordinary shares) if a bank becomes non-viable.

The Basel Committee has proposed that global systemically important financial institutions (GSIFIs) be subject to an additional common equity Tier 1 capital requirement, depending on a bank’s systemic importance. The Group has been identified by the Financial Stability Board as a GSIFI. As a result the Group was required to meet resolution planning requirements by the end of 2012 as well as have additional loss absorption capacity. In addition, GSIFIs will be subjected to more intensive and effective supervision. The additional capital requirements are to be applied to GSIFIs identified in 2014 (the Financial Stability Board will update its list every three years) and phased in beginning in 2016.

The Basel III rules are due to be phased in between 1 January 2013 and 2019 but have not yet been approved by the EU and their incorporation into European and national law has, accordingly, not yet taken place. On 20 July 2011, the European Commission published a legislative package of proposals to implement the changes with a new Directive and Regulation (collectively known as CRD IV). The final form of CRD IV is still under negotiation and the start-date for its implementation is still not known with full implementation still planned by 1 January 2019. The current proposals would allow the UK to implement more stringent prudential requirements than envisaged under Basel III.

The ICB recommendations and the UK Government’s response supporting such recommendations include proposals to increase capital and loss absorbency to levels that exceed the proposals under Basel III/CRD IV. These requirements, as well as the other recommendations of the ICB, are expected to be phased in between 2015 and 2019. The US Federal Reserve has also proposed changes in how it will regulate the US operations of foreign banking operations such as the Group that may affect the capital requirements of the Group’s operations in the US. As the implementation of the ICB recommendations are the subject of draft legislation not yet adopted and the Federal Reserve’s recent proposals are in a comment period, the Group cannot predict the impact such rules will have on the Group’s overall capital requirements or how they will affect the Group’s compliance with applicable capital and loss absorbency requirements.

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

The Basel Committee changes and other future changes to capital adequacy and liquidity requirements in the UK, the US and in other jurisdictions in which the Group operates, including any application of increasingly stringent stress case scenarios by the regulators in the UK, the US and other jurisdictions in which the Group undertakes regulated activities, may require the Group to raise additional Tier 1 (including Core Tier 1) and Tier 2 capital by way of further issuances of securities, and will result in existing Tier 1 and Tier 2 securities issued by the Group ceasing to count towards the Group’s regulatory capital, either at the same level as present or at all. The requirement to raise additional Core Tier 1 capital, which could be mandated by the Group’s regulators, could have a number of negative consequences for the Group and its shareholders, including impairing the Group’s ability to pay dividends on, or make other distributions in respect of, ordinary shares and diluting the ownership of existing shareholders of the Group. If the Group is unable to raise the requisite Tier 1 and Tier 2 capital, it may be required to reduce further the amount of its risk-weighted assets and engage in the disposal of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Group.

Pursuant to the acquisition and contingent capital agreement entered into between the Royal Bank and HM Treasury on 29 November 2009, the Group will be subject to restrictions on payments on its hybrid capital instruments should its Core Tier 1 ratio fall below 6% or if it would fall below 6% as a result of such payment. At 31 December 2012, the Group’s Tier 1 and Core Tier 1 capital ratios were 12.4% and 10.3%, respectively, calculated in accordance with FSA requirements. Any change that limits the Group’s ability to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, regulatory changes, actions by regulators, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) or to access funding sources, could have a material adverse impact on its financial condition and regulatory capital position.

The Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its and the UK Government’s credit ratings
The credit ratings of RBSG, the Royal Bank and other Group members have been subject to change and may change in the future, which could impact their cost of, access to and sources of financing and liquidity. A number of UK and other European financial institutions, including RBSG, the Royal Bank and other Group members, were downgraded during the course of 2011 and 2012 in connection with a review of systemic support assumptions incorporated into bank ratings and the likelihood, in the case of UK banks, that the UK Government is more likely in the future to make greater use of its resolution tools to allow burden sharing with bondholders, and in connection with a general review of rating agencies’ methodologies. Rating agencies continue to evaluate the rating methodologies applicable to UK and European financial institutions and any change in such rating agencies’ methodologies could materially adversely affect the credit ratings of Group companies. Any further reductions in the long-term or short-term credit ratings of RBSG or one of its principal subsidiaries (particularly the Royal Bank) would increase its borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit the Group’s access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. At 31 December 2012, a simultaneous one notch long-term and associated short-term downgrade in the credit ratings of RBSG and the Royal Bank by the three main ratings agencies would have required the Group to post estimated additional collateral of £9 billion, without taking account of mitigating action by management.

Any downgrade in the UK Government’s credit ratings could adversely affect the credit ratings of Group companies and may have the effects noted above. In December 2012, Standard & Poor’s placed the UK’s AAA credit rating on credit watch, with negative outlook and, in February 2013, Moody’s downgraded the UK’s credit rating one notch to Aa1. Credit ratings of RBSG, the Royal Bank, RBS N.V., Ulster Bank Limited and RBS Citizens Financial Group, Inc. are also important to the Group when competing in certain markets, such as over-the-counter derivatives. As a result, any further reductions in the Group’s long-term or short-term credit ratings or those of its principal subsidiaries could adversely affect the Group’s access to liquidity and its competitive position, increase its funding costs and have a material adverse impact on the Group’s earnings, cash flow and financial condition.

If the Group is unable to issue the Contingent B Shares to HM Treasury, it may have a material adverse impact on the Group’s capital position, liquidity, operating results and future prospects
In the event that the Group’s Core Tier 1 capital ratio declines to below 5 per cent., until December 2014 HM Treasury is committed to subscribe for up to an additional £8 billion of Contingent B Shares if certain conditions are met. If such conditions are not met and are not waived by HM Treasury, and the Group is unable to issue the Contingent B Shares, the Group will be required to find alternative methods for achieving the requisite capital ratios. There can be no assurance that any of these alternative methods will be available or would be successful in increasing the Group’s capital ratios to the desired or requisite levels. If the Group is unable to issue the Contingent B Shares, the Group’s capital position, liquidity, operating results and future prospects will suffer, its credit ratings may drop, its ability to lend and access funding will be further limited and its cost of funding may increase.

The regulatory capital treatment of certain deferred tax assets recognised by the Group depends on there being no adverse changes to regulatory requirements
There is currently no restriction in respect of deferred tax assets recognised by the Group for regulatory purposes. Changes in regulatory capital rules may restrict the amount of deferred tax assets that can be recognised and such changes could lead to a reduction in the Group’s Core Tier 1 capital ratio. In particular, on 16 December 2010, the Basel Committee published the Basel III rules setting out certain changes to capital requirements which include provisions limiting the ability of certain deferred tax assets to be recognised when calculating the common equity component of Tier 1 capital. CRD IV which will implement Basel III in the EU includes similar limitations. The implementation of the Basel III restrictions on recognition of deferred tax assets within the common equity component of Tier 1 are subject to a phased-in deduction starting on 1 January 2014, to be fully effective by 1 January 2018.

Risks to implementation of Group strategy
The Group’s ability to implement its strategic plan depends on the success of the Group’s refocus on its core strengths and its balance sheet reduction programme
As a result of the global economic and financial crisis that began in 2008 and the changed global economic outlook, the Group is engaged in a financial and core business restructuring which is focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding and lowering exposure to capital-intensive businesses. A key part of this restructuring is the programme announced in February 2009 to run-down and sell the Group’s non-core assets and businesses and the continued review of the Group’s portfolio to identify further disposals of certain non-core assets and businesses. Assets identified for this purpose and allocated to the Group’s Non-Core division totalled £258 billion, excluding derivatives, at 31 December 2008. At 31 December 2012, this total had reduced to £57.4 billion (31 December 2011 - £93.7 billion), excluding derivatives, as further progress was made in business disposals and portfolio sales during the course of 2012. This balance sheet reduction programme continues alongside the disposals under the State Aid restructuring plan approved by the European Commission. As part of its core business restructuring, during 2012 the Group implemented changes to its wholesale banking operations, including the reorganisation of its wholesale businesses and the exit and downsizing of selected existing activities (including cash equities, corporate banking, equity capital markets, and mergers and acquisitions).

Because the ability to dispose of assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which remain challenging, there is no assurance that the Group will be able to sell or run-down (as applicable) those remaining businesses it is seeking to exit or asset portfolios it is seeking to sell either on favourable economic terms to the Group or at all. Material tax or other contingent liabilities could arise on the disposal of assets and there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained in a timely manner, or at all. There is consequently a risk that the Group may fail to complete such disposals by any agreed longstop date.

Additional information continued

Risk factors continued
The Group may be liable for any deterioration in businesses or portfolios being sold between the announcement of the disposal and its completion, which period may be lengthy and may span many months. In addition, the Group may be exposed to certain risks, including risks arising out of ongoing liabilities and obligations, breaches of covenants, representations and warranties, indemnity claims, transitional services arrangements and redundancy or other transaction related costs.

The occurrence of any of the risks described above could negatively affect the Group’s ability to implement its strategic plan and could have a material adverse effect on the Group’s business, results of operations, financial condition, capital ratios and liquidity.

The Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan
The Group was required to obtain State Aid approval for the aid given to the Group by HM Treasury as part of the placing and open offer undertaken by the Group in December 2008, the issuance to HM Treasury of £25.5 billion of B shares in the capital of the Group which are, subject to certain terms and conditions, convertible into ordinary shares in the share capital of the Group and a contingent commitment by HM Treasury to subscribe for up to an additional £8 billion of B Shares if certain conditions are met in addition to the Group’s participation in the Asset Protection Scheme (APS) (which has now been terminated). In that context, as part of the terms of the State Aid approval, the Group, together with HM Treasury, agreed the terms of a restructuring plan.

The Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan, including required asset disposals. In particular, the Group agreed to undertake a series of measures to be implemented over a four year period from December 2009, including the disposal of a number of businesses now completed (or substantially completed) as well as the disposal of all or a controlling portion of Direct Line Group (DLG, formerly known as RBS Insurance) (with disposal of its entire interest in DLG required by 31 December 2014), and the Royal Bank branch-based business in England and Wales and the NatWest branches in Scotland, along with the direct and other small and medium-size enterprise (SME) customers and certain mid-corporate customers across the UK. While the initial sale of 34.7% of DLG through an IPO was completed in October 2012 and a further sale in March 2013 reduced the RBS Group ownership below the 50% level, in respect of the Royal Bank and NatWest branch-based business, the sale process continues to progress following the withdrawal of its original buyer in October 2012.

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

In implementing the State Aid restructuring plan, the Group has lost, and will continue to lose, existing customers, deposits and other assets (both directly through sale and potentially through the impact on the rest of the Group’s business arising from implementing the State Aid restructuring plan) and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals.

The disposal of Global Merchant Services and RBS Sempra Commodities reduced the Group’s assets by approximately £13.0 billion and £2.4 billion, respectively (based on total assets immediately prior to disposal). The quantum of assets and deposits that would be included in a divestment of the Royal Bank branch-based business in England and Wales and the NatWest branches in Scotland is not certain. However, at 31 December 2012, this business included approximately £18.8 billion of assets, £21.5 billion of deposits and two million customers.

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

Macro-prudential, regulatory and legal risks
Each of the Group’s businesses is subject to substantial regulation and oversight. Significant regulatory developments and changes in the approach of the Group’s key regulators could have a material adverse effect on how the Group conducts its business and on its results of operations and financial condition
The Group is subject to extensive financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. All of these are subject to change, particularly in the current regulatory and market environment, where there have been unprecedented levels of government intervention (including nationalisations and injections of government capital), changes to the regulations governing financial institutions and reviews of the industry, in the UK, in many other European countries, the US and at the EU level.

As a result of the environment in which the Group operates, increasing regulatory focus in certain areas and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the Group’s participation in government or regulator-led initiatives), the Group is facing greater regulation and scrutiny in the UK, the US and other countries in which it operates (including in relation to compliance with anti-bribery, anti-money laundering, anti-terrorism and other similar sanctions regimes).

Although it is difficult to predict with certainty the effect that recent regulatory developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations in the UK and the EU, the other parts of Europe in which the Group operates and the US (such as the bank levy in the UK, the EU Recovery and Resolution Directive (the “RRD”) or the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US) is likely to result in increased capital and liquidity requirements and changes in regulatory requirements relating to the calculation of capital and liquidity metrics or other prudential rules relating to capital adequacy frameworks, and may result in an increased number of regulatory investigations and proceedings. Any of these developments could have an adverse impact on how the Group conducts its business, applicable authorisations and licences, the products and services it offers, its reputation, the value of its assets, its funding costs and its results of operations and financial condition.

Areas in which, and examples of where, governmental policies, regulatory changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the Group include those set out above as well as the following:

•
the transfer in the UK of regulatory and supervisory powers from the FSA to the Financial Conduct Authority for conduct of business supervision and the Prudential Regulatory Authority for capital and liquidity supervision in 2013;

•	the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;

•	requirements to separate retail banking from investment banking;

•	restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank;

•	restructuring certain of the Group’s non-retail banking activities in jurisdictions outside the UK in order to satisfy local capital, liquidity and other prudential requirements;

•	the design and potential implementation of government mandated recovery, resolution or insolvency regimes;

•	the imposition of government imposed requirements with respect to lending to the UK SME market and larger commercial and corporate entities and residential mortgage lending;

•	requirements to operate in a way that prioritises objectives other than shareholder value creation;

•	changes to financial reporting standards (including accounting standards), corporate governance requirements, corporate structures and conduct of business rules;

•	the imposition of restrictions on the Group’s ability to compensate its senior management and other employees;

•	regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;

•	rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;

•
other requirements or policies affecting the Group’s profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth, product offering, capital, liquidity or pricing;

•
the introduction of, and changes to, taxes, levies or fees applicable to the Group’s operations (such as the imposition of financial activities taxes and changes in tax rates that reduce the value of deferred tax assets); and

•	the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in EU member states or in other countries, such as the US).

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations may adversely affect the Group’s business, financial condition and results of operations. In addition, uncertainty and lack of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the Group’s ability to engage in effective business, capital and risk management planning.

Additional information continued

Risk factors continued
The Group is subject to resolution procedures under current and proposed resolution and recovery schemes which may result in various actions being taken in relation to any securities of the Group, including the write off, write-down or conversion of the Group’s securities
As a result of its status as a GSIFI and in accordance with current and proposed resolution and recovery schemes, the Group was required to meet certain resolution planning requirements by the end of 2012 and is required to meet others in 2013 contemplating its possible failure. The Group made the required submissions in 2012 to the FSA and its US business will make its required submissions in 2013. Similar to other major financial institutions, both the Group and its key subsidiaries remain engaged in a constructive dialogue on resolution and recovery planning with key national regulators and other authorities.

In addition to the powers provided by the Banking Act 2009, further resolution powers are expected to be provided as part of the RRD and the reforms implementing the recommendations of the ICB. Such resolution powers are expected to include a bail-in mechanism, pursuant to which losses would be imposed on shareholders and, as appropriate, creditors of the Group (through write-down or conversion into equity of liabilities including debt securities) in order to recapitalise and restore the Group to solvency as well as other options, including those as set forth in the Banking Act 2009. The implementation of any resolution and recovery scheme is the subject of significant debate, particularly for GSIFIs with complex cross border activities. Such debate includes whether resolution and recovery powers may be exercised through a single point of entry at the holding company or at various levels of the corporate structure of a GSIFI.

The potential impacts of these resolution and recovery powers may include the total loss of value of securities issued by the Group and, in addition for debt holders, the possible conversion into equity securities, and under certain circumstances the inability of the Group to perform its obligations under its securities.

The Group is subject to a number of regulatory initiatives which may adversely affect its business. The Independent Commission on Banking’s final report on competition and possible structural reforms in the UK banking industry has been adopted by the UK Government which intends to implement the recommendations substantially as proposed. In addition other proposals to ring fence certain business activities and the US Federal Reserve’s proposal for applying US capital, liquidity and enhanced prudential standards to certain of the Group’s US operations together with the UK reforms could require structural changes to the Group’s business. Any of these changes could have a material adverse effect on the Group.
The UK Government published a White Paper on Banking Reform in September 2012, outlining proposed structural reforms in the UK banking industry. The measures proposed were drawn in large part from the recommendations of the ICB, which was appointed by the UK Government in June 2010, The ICB published its final report to the Cabinet Committee on Banking Reform on 12 September 2011, which set out the ICB’s views on possible reforms to improve stability and competition in UK banking. The final report made a number of recommendations, including in relation to (i) promotion of competition, (ii) increased loss absorbency (including bail-in, i.e., the ability to write down debt or convert it into an issuer’s ordinary shares in certain circumstances) and (iii) the implementation of a ring-fence of retail banking operations.

The measures in relation to the promotion of competition are already largely in train, including the development of an industry mechanism to make it easier for customers to switch their personal current accounts to a different provider, which is due to be completed by September 2013.

Bail-in mechanisms continue to be discussed by the EU and the Group continues to participate in the debate around such mechanisms, which could affect the rights of creditors, including holders of senior and subordinated bonds, and shareholders in the event of the implementation of a resolution scheme or an insolvency and could thereby materially affect the price of such securities.

The UK Government published in October 2012 a draft bill intended to enable the implementation of these reforms. This draft bill is subject to pre-legislative scrutiny by the UK Parliamentary Commission on Standards in Banking (PCBS), which may recommend changes to the bill. The UK Government published its response to the PCBS in February 2013 and agreed to amend the bill to include provisions giving the regulator the power to enforce full separation between retail and wholesale banking in a specified group. The Financial Services (Banking Reform) Bill, which will provide primary enabling legislation, has now received its second reading in the House of Commons and, if passed, is expected to receive Royal Assent early in 2014. This is with a view to completing the overall legislative framework by May 2015, requiring compliance as soon as practicable thereafter and setting a final deadline for full implementation of 2019.

The impact of any final legislation on the Group is impossible to estimate with any precision at this stage. The introduction of bail-in mechanisms may affect the Group’s cost of borrowing, its ability to access professional markets’ funding and its funding and liquidity metrics. It is also likely that ring-fencing certain of the Group’s operations would require significant restructuring with the possible transfer of large numbers of customers between legal entities. It is possible that such ring-fencing, by itself, or taken together with the impact of other proposals contained in this legislation and other EU legislation that will apply to the Group could have a material adverse effect on the Group’s structure and on the viability of certain businesses, in addition to the Group’s results of operations, financial conditions and prospects.

It is also possible that the UK’s implementation of a ring-fence may conflict with any EU legislation to implement the recommendations of the High-level Expert Group on Reforming the Structure of the EU Banking Sector, whose report, published in October 2012, proposed, inter alia, ring-fencing the trading and market-making activities of major European banks. This could affect the Group’s position relative to some competitors. However, it is not yet clear whether the EU will implement ring-fencing proposals and whether they will apply to UK banks, in addition to the UK’s own ring-fencing measures.

Under the US Federal Reserve’s proposal to change how it regulates the US operations of large foreign banking groups, foreign banking organisations with total global consolidated assets of $50 billion or more (“Large FBOs”) would have to create a separately capitalised top-tier US intermediate holding company (IHC) that would hold all US bank and non-bank subsidiaries. The IHC would be subject to US capital, liquidity and other enhanced prudential standards on a consolidated basis. Among other things, an IHC would be subject to the same US risk based and leverage capital standards that apply to a US bank holding company. The adoption of such a regime would likely result in the Group being subject to multiple capital regimes where the US has departed from the international Basel Capital Framework as adopted in the UK and Europe. The imposition of US capital, liquidity and other enhanced prudential standards on an IHC of a Large FBO that is subject to home country capital standards on a group-wide consolidated basis would likely give rise to challenging organisational and compliance issues. The foregoing is only one example of issues that the Group might confront if its US operations were to be subject to these proposals. Under the current proposals the Group’s US operations would be subject to these heightened requirements.

If any of the proposals described above are adopted, major changes to the Group’s corporate structure, its business activities conducted in the UK and the US and potentially other jurisdictions where the Group operates, as well as changes to the Group’s business model, might be required. The changes are likely to include ring-fencing certain banking activities in the UK from other activities of the Group as well as restructuring other operations within the Group in order to comply with these proposed new rules and regulations. The proposals, if adopted, are expected to take an extended period of time to put into place, would be costly to implement and may lack harmonisation, all of the effects of which could have a material adverse effect on the Group’s structure, results of operations, financial condition and prospects.

The Group is subject to a number of legal and regulatory actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the Group’s operating results or reputation
The Group’s operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, the Group is, and may in the future be, involved in a number of legal and regulatory proceedings and investigations in the UK, the EU, the US and other jurisdictions.

The Group is involved in ongoing class action litigation, LIBOR related litigation and investigations, securitisation and securities related litigation, and anti-money laundering, sanctions, mis-selling and compliance related investigations, in addition to a number of other matters. In respect of the LIBOR investigations, the Group reached a settlement on 6 February 2013 with the Financial Services Authority, the Commodity Futures Trading Association and the US Department of Justice. In addition to this settlement, the Group continues to cooperate with these and other governmental and regulatory authorities, including in the US and Asia, into its submissions, communications and procedures relating to the setting of LIBOR and other trading rates, and the probable outcome is that it will incur additional financial penalties. For more detail on the Group’s ongoing legal and regulatory proceedings, see page 415. Legal and regulatory proceedings and investigations are subject to many uncertainties, and their outcomes, including the timing and amount of fines or settlements, which may be material, are often difficult to predict, particularly in the early stages of a case or investigation. Adverse regulatory proceedings or adverse judgments in litigation could result in restrictions or limitations on the Group’s operations or have a significant effect on the Group’s reputation or results of operations.

The Group may be required to increase provisions in relation to ongoing legal proceedings, investigations and regulatory matters. In 2012, provisions were required to cover costs of redress in respect of past sales of interest rate hedging products to the Group’s small and medium sized businesses, having regard to the FSA report issued in January 2013 outlining the principles to which it wishes the Group and other UK banks to adhere in conducting the review and redress exercise. Additional provisions were required in 2012 to cover increased costs associated with Payment Protection Insurance sales practices. Provision was also required in respect of the redress paid to customers following the June 2012 technology incident which resulted in delays in the processing of certain customer accounts and payments. Significant increases in provisions may harm the Group’s reputation and may have an adverse effect on the Group’s financial condition and results of operations.

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

Financial reporting related risks
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate
Under International Financial Reporting Standards (IFRS), the Group recognises at fair value: (i) financial instruments classified as held-for-trading or designated as at fair value through profit or loss; (ii) financial assets classified as available-for-sale; and (iii) derivatives. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, the Group’s internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. These assumptions, judgements and estimates will need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on the Group’s earnings and financial condition.

Additional information continued

Risk factors continued
The Group’s results could be adversely affected in the event of goodwill impairment
The Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised initially at cost and subsequently at cost less any accumulated impairment losses. As required by IFRS, the Group tests goodwill for impairment annually, or more frequently when events or circumstances indicate that it might be impaired. An impairment test involves comparing the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. At 31 December 2012, the Group carried goodwill of £11.3 billion on its balance sheet. The value in use and fair value of the Group’s cash generating units are affected by market conditions and the performance of the economies in which the Group operates. Where the Group is required to recognise a goodwill impairment, it is recorded in the Group’s income statement, although it has no effect on the Group’s regulatory capital position. Any significant write-down of goodwill could have a material adverse effect on the Group’s results of operations.

The recoverability of certain deferred tax assets recognised by the Group depends on the Group’s ability to generate sufficient future taxable profits
In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. In April 2011, the UK Government commenced a staged reduction in the rate of UK corporation tax from 28% to 23% over a four-year period. Further rate reductions were announced in 2012 which will lead to a corporation tax rate of 21% by April 2014 and the budget in March 2013 announced a further reduction to 20% from April 2015. Such changes in the applicable tax rates will reduce the recoverable amount of the recognised deferred tax assets.

Operational risks
Operational risks are inherent in the Group’s businesses
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The Group has complex and geographically diverse operations and operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-bribery, anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, business continuity and data security system failures, natural disasters or the inadequacy or failure of systems and controls, including those of the Group’s suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, to identify and rectify weaknesses in existing procedures and to train staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Ineffective management of operational risks could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group’s operations are highly dependent on its information technology systems
The Group’s operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The proper functioning of the Group’s payment systems, financial and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other information technology systems, as well as the communication networks between its branches and main data processing centres, are critical to the Group’s operations. Critical system failure, any prolonged loss of service availability or any material breach of data security, particularly involving confidential customer data, could cause serious damage to the Group’s ability to service its clients, could result in significant compensation costs, could breach regulations under which the Group operates and could cause long-term damage to the Group’s business and brand.

For example, failure to protect the Group’s operations from cyber attacks could result in the loss of customer data or other sensitive information. The threats are increasingly sophisticated and there can be no assurance that the Group will be able to prevent all threats. In addition, in June 2012, a computer system failure prevented customers from accessing accounts in both the UK and Ireland. Ongoing issues relating to the failure continued for several months, requiring the Group to set aside a provision for compensation to customers who suffered losses as a result of the system failure, in addition to other related costs. See page 390.

The Group may suffer losses due to employee misconduct
The Group’s businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm to the Group. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter employee misconduct and the precautions the Group takes to prevent and detect this activity may not always be effective.

The Group’s operations have inherent reputational risk
Reputational risk, meaning the risk to earnings and capital from negative public opinion, is inherent in the Group’s business. Negative public opinion can result from the actual or perceived manner in which the Group conducts its business activities, from the Group’s financial performance, from the level of direct and indirect government support or from actual or perceived practices in the banking and financial industry. Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the impact of damaging information and allegations. Negative public opinion may adversely affect the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors. The Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk, which may result in a material adverse effect on the Group’s financial condition, results of operations and prospects.

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

In addition to the effects of such measures on the Group’s ability to retain senior management and other key employees, the marketplace for skilled personnel is more competitive, which means the cost of hiring, training and retaining skilled personnel may continue to increase. The failure to attract or retain a sufficient number of appropriately skilled personnel could place the Group at a significant competitive disadvantage and prevent the Group from successfully implementing its strategy, which could have a material adverse effect on the Group’s financial condition and results of operations.

In addition, certain of the Group’s employees in the UK, continental Europe and other jurisdictions in which the Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group’s business, reputation and results.

The Group continues to be exposed to its insurance business which is subject to inherent risks involving claims
Future claims in the insurance business may be higher than expected as a result of changing trends in claims experience resulting from catastrophic weather conditions, demographic developments, changes in the nature and seriousness of claims made, changes in mortality, changes in the legal and compensatory landscape and other causes outside the Group’s control. Because the Group will continue to consolidate DLG’s results with its own for as long as required under accounting rules, any adverse impact on DLG due to these trends or insufficient or improper risk management by DLG could have an adverse effect on the Group’s financial condition and results of operations.

Additional information continued

Iran sanctions and related disclosures
Disclosure pursuant to section 13(r) of the Securities Exchange Act
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added a new Section 13(r) to the Exchange Act, requiring an issuer to disclose in its annual or quarterly reports, as applicable, whether, during the period covered by the report, it or any of its affiliates knowingly engaged in specified activities or transactions relating to Iran or with individuals or entities designated under Executive Order 13382 or 13224. Disclosure is required of certain activities conducted outside the United States by non-U.S. entities in compliance with local law, whether or not the activities are sanctionable under U.S. law. In order to comply with this new requirement, the following activities of our affiliate RBS Group are disclosed in response to section 13(r).

Licensed Payments
During 2012, in full compliance with applicable sanctions and under applicable licenses granted by appropriate authorities, RBS Group facilitated a small number of payments that were remitted by Iranian government-owned financial institutions and/or financial institutions designated under Executive Order 13382 or 13224. The payments related to amounts due to providers for ongoing business expenses, information technology support, legal services, and sanctions screening services and products. In addition, RBS Group facilitated several payments, as correspondent, from a frozen account of a financial institution designated under Executive Order 13382 or 13224 directly into frozen accounts of the designated financial institution maintained at other financial institutions for the purpose of account aggregation, also pursuant to licenses granted by appropriate authorities. The transactions described in this paragraph resulted in less than the equivalent of £30 in gross revenue to RBS Group. RBS Group intends to continue to engage in transactions similar to those described in this paragraph as long as such transactions are licensed by the proper authorities.

Legacy Guarantees
In 2012, in full compliance with applicable sanctions and under general license from the appropriate authorities, RBS Group exited a legacy guarantee (performance bond) that was originally entered into in 2003 in compliance with applicable law. The contract supported by the performance bond related to an RBS Group client’s provision of technical and inspection services to an Iranian government-owned entity. In connection with exiting this guarantee, RBS Group made a payment into a frozen account of an Iranian government-owned financial institution that is designated under Executive Order 13382 maintained at another financial institution. Under appropriate license from the applicable authorities, RBS Group holds three additional legacy guarantees entered into between 2003 and 2007, which support arrangements entered into lawfully by Group customers with Iranian counterparties in relation to the Iranian energy and petrochemicals industry. These performance bonds are in favour of Iranian government-owned financial institutions that are also designated under Executive Order 13382. RBS Group has made considerable efforts to exit and formally cancel the guarantees. It has been unable to do so to date but intends to terminate these legacy guarantees if changes to the applicable law are made to allow it to terminate them. RBS Group received revenue of less than £2,500 in the reporting period in respect of these legacy guarantees. No payments were made under these guarantees in 2012. If any payments are required to be made under the performance bonds while the beneficiaries remain the targets of EU sanctions, RBS Group intends to make the payments under applicable licence into frozen bank accounts.

Clearing System
The Group participates in local government-run clearing and settlement exchange systems in a number of countries in compliance with applicable laws and regulations. Iranian government-owned banks, including certain banks designated under Executive Order 13382 or 13224, also participate in some of these clearing systems, which creates the risk that RBS Group could participate in transactions in which such Iranian banks are involved. Where legally permissible, RBS Group has instituted procedures to screen and halt any outgoing and incoming payments to and from Iranian banks in these clearing systems prior to settlement. RBS Group has obtained licenses from the appropriate authorities to participate in local payment and settlement systems in the United Arab Emirates (UAE). Pursuant to these licenses, during 2012, RBS Group processed transactions in the UAE that involved Iranian government-owned banks, certain of which are designated under the Executive Orders referenced above. There was no measurable revenue or profit generated by this activity in 2012. RBS Group intends to continue to participate in the clearing and settlement exchange systems in various countries and will continue to seek to limit the risk of participating in transactions involving Iranian government-owned financial institutions in accordance with applicable laws and regulations. It intends to participate in transactions involving such entities only pursuant to licenses from the appropriate authorities.

Shareholder information

474	Financial calendar
474	Shareholder enquiries
475	Analyses of ordinary shareholders
476	Trading market
479	Dividend history
480	Taxation for US Holders
484	Exchange controls
484	Memorandum and Articles of Association
492	Incorporation and registration
493	Abbreviations and acronyms
494	Glossary of terms
502	Index
505	Important addresses
505	Principal offices

Shareholder information continued

Financial calendar
Annual General Meeting	14 May 2013
RBS Conference Centre RBS Gogarburn
Edinburgh EH12 1HQ

Interim results	2 August 2013

Dividends
Payment dates
Cumulative preference shares	31 May and 31 December 2013

Non-cumulative preference shares	28 March, 28 June, 30 September
and 31 December 2013

Ex-dividend date
Cumulative preference shares	1 May 2013

Record date
Cumulative preference shares	3 May 2013

For further information on the payment of dividends, see page 479.

Shareholder enquiries
Shareholdings in the company may be checked by visiting the ‘Managing your shareholding’ section of our website www.rbs.com/managing_shareholding. You will need the shareholder reference number printed on your share certificate or tax voucher to gain access to this information.

Listed below are the most commonly used features on the website:

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

You may also check your shareholding by contacting our Registrar:

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZZ
Telephone: +44 (0)870 702 0135
Fax: +44 (0)870 703 6009
Web: www.investorcentre.co.uk/contactus

Shareholders may also download forms via the Shareholder forms link within the ‘Managing your shareholding’ section of our website www.rbs.com/managing_shareholding

Braille and audio Annual Review and Summary Financial Statement
Shareholders requiring a Braille or audio version of the Annual Review and Summary Financial Statement should contact the Registrar on +44 (0)870 702 0135.

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

Shareholder enquiries continued
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

•	get the name of the person and organisation contacting you;

•	check the FSA Register at www.fsa.gov.uk/fsaregister to ensure they are authorised;

•	use the details on the FSA Register to contact the firm;

•	call the FSA Consumer Helpline on 0845 606 1234 if there are no contact details on the Register or you are told they are out of date;

•	search the FSA’s list of unauthorised firms and individuals to avoid doing business with; and

•	remember if it sounds too good to be true, it probably is.

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

Analyses of ordinary shareholders
At 31 December 2012	Shareholdings	Number of shares - millions	%
Individuals	206,589	128.8	2.1
Banks and nominee companies	13,320	5,837.9	96.2
Investment trusts	117	3.9	0.1
Insurance companies	136	0.5	—
Other companies	851	24.7	0.4
Pension trusts	32	2.1	—
Other corporate bodies	395	72.9	1.2
	221,440	6,070.8	100.0

Range of shareholdings:
1 - 1,000	191,185	48.5	0.8
1,001 - 10,000	28,382	65.1	1.1
10,001 - 100,000	1,212	33.0	0.5
100,001 - 1,000,000	444	150.3	2.5
1,000,001 - 10,000,000	179	559.6	9.2
10,000,001 and over	38	5,214.3	85.9
	221,440	6,070.8	100.0

Shareholder information continued

Trading market
Non-cumulative dollar preference shares
On 26 March 1997, 8 February 1999, 30 September 2004, 26 August 2004, 19 May 2005, 9 November 2005, 25 May 2006, 27 December 2006, 28 June 2007, 27 September 2007 and 4 October 2007, the company issued the following Series of American Depository Shares (ADSs) representing non-cumulative dollar preference shares of the company, in the United States, of which the following were outstanding at 31 December 2012:

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

At 31 December 2012, there were 61 registered shareholders of Series F ADSs, 37 registered shareholders of Series H ADSs, 20 registered shareholders of Series L ADSs, 7 registered shareholders of Series M ADSs, 16 registered shareholders of Series N ADSs, 28 registered shareholders of Series P ADSs, 12 registered shareholders of Series Q ADSs, 4 registered shareholders of Series R ADSs, 1 registered shareholder of Series S ADSs, 14 registered shareholders of Series T ADSs and 1 registered shareholder of Series U ADSs.

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

At the Annual General Meeting on 30 May 2012, shareholders approved a sub-division and consolidation of the Group’s ordinary shares which resulted in new ordinary shares of 100 pence each being admitted to trading in London and New York with effect from 6 June 2012. The ratio of one ADS representing 20 ordinary shares changed to one ADS representing two ordinary shares with effect from 6 June 2012. As at 31 December 2012, 16.9 million ADSs were outstanding.

The ADSs described above were issued pursuant to a Deposit Agreement, among the company, The Bank of New York Mellon, as depository, and all owners and holders from time to time of ADSs issued thereunder. The ordinary shares of the company are listed and traded on the London Stock Exchange. All ordinary shares are deposited with the principal London office of The Bank of New York Mellon, as custodian for the depository.

Trading market continued
The following table shows, for the periods indicated, the high and low sales prices for each of the outstanding ADSs representing non-cumulative dollar preference shares and PROs, as reported on the NYSE or NASDAQ.

Figures in US$		Series F ADSs	Series H ADSs	Series L ADSs	Series M ADSs	Series N ADSs	Series P ADSs	Series Q ADSs	Series R ADSs	Series S ADSs	Series T ADSs	Series U ADSs	PROs (1)
By month
Feb 2013	High	25.62	25.40	23.67	23.13	23.09	22.86	24.24	22.61	23.88	25.02	92.00	106.10
	Low	25.19	25.01	23.16	22.57	22.43	22.27	23.62	22.10	23.40	24.51	89.25	104.91
Jan 2013	High	25.50	25.41	24.00	23.87	23.69	23.71	24.47	23.47	24.12	24.82	97.00	107.70
	Low	24.77	24.70	22.39	22.58	22.48	22.42	23.38	22.16	23.22	24.19	90.50	100.24
Dec 2012	High	25.20	24.92	23.40	23.09	22.98	22.81	23.40	22.96	23.30	24.50	90.00	100.59
	Low	24.33	23.99	22.00	22.39	22.31	22.31	22.85	22.21	22.69	23.85	86.25	98.99
Nov 2012	High	25.16	24.92	23.28	22.93	22.96	22.83	23.37	22.78	23.31	24.09	85.50	99.46
	Low	24.70	24.04	22.15	21.99	21.92	22.24	22.36	22.07	22.33	23.11	83.50	98.31
Oct 2012	High	25.11	24.87	23.57	21.92	21.97	22.51	22.55	22.23	22.26	23.78	85.50	99.08
	Low	24.65	24.42	21.32	20.73	20.71	21.15	21.16	21.26	20.89	22.78	82.50	97.92
Sep 2012	High	25.25	24.96	22.29	21.24	21.31	21.76	21.93	21.26	21.44	23.54	85.00	98.46
	Low	24.64	24.11	20.95	20.40	20.45	20.70	20.90	20.67	20.49	22.57	79.00	93.68

By quarter
2012: Q4	High	25.20	24.92	23.57	23.09	22.98	22.83	23.40	22.96	23.31	24.50	90.00	100.59
	Low	24.33	23.99	21.32	20.73	20.71	21.15	21.16	21.26	20.89	22.78	82.50	97.92
2012: Q3	High	25.35	24.96	22.29	21.24	21.31	21.76	21.93	21.26	21.44	23.54	85.00	98.46
	Low	23.23	21.92	18.02	17.53	17.28	17.52	18.20	17.50	17.85	19.76	66.00	79.51
2012: Q2	High	23.43	22.33	19.10	17.76	17.64	18.33	18.77	17.85	18.44	20.45	71.00	86.60
	Low	20.39	19.34	17.00	15.85	15.70	15.85	16.39	15.58	16.23	18.11	62.00	73.78
2012: Q1	High	24.24	22.74	19.48	16.64	16.51	16.52	17.39	16.57	16.98	19.00	71.38	85.32
	Low	17.60	16.76	15.46	11.63	11.53	11.41	12.24	11.41	11.83	13.08	53.63	66.58
2011: Q4	High	20.36	19.50	16.70	13.87	13.87	13.59	14.40	13.73	14.14	15.75	65.00	72.14
	Low	16.21	15.35	13.87	10.21	10.20	10.01	10.73	10.01	10.40	11.63	46.00	63.58
2011: Q3	High	23.95	22.47	18.49	17.47	17.39	16.84	17.65	16.86	17.51	18.96	78.25	91.91
	Low	17.36	16.80	14.93	10.31	10.11	9.97	10.62	9.98	10.22	11.43	48.00	68.08
2011: Q2	High	25.05	23.95	19.40	18.80	18.82	18.40	19.40	18.35	18.88	20.60	84.00	96.69
	Low	23.34	21.99	17.74	16.55	16.50	15.96	16.87	15.86	16.75	18.05	75.50	90.48
2011: Q1	High	23.90	22.83	19.27	17.82	17.80	17.57	18.25	17.34	17.95	19.62	79.50	92.68
	Low	21.85	20.70	17.40	15.03	14.99	14.95	15.30	14.98	15.13	16.47	65.50	83.75

By year
2012	High	25.35	24.96	23.57	23.09	22.98	22.83	23.40	22.96	23.31	24.50	90.00	100.59
	Low	17.60	16.76	15.46	11.63	11.53	11.41	12.24	11.41	11.83	13.08	53.63	66.58
2011	High	25.05	23.95	19.40	18.80	18.82	18.40	19.40	18.35	18.88	20.60	84.00	96.69
	Low	16.21	15.35	13.87	10.21	10.11	9.97	10.62	9.98	10.22	11.43	46.00	63.58
2010	High	23.97	23.85	19.88	17.75	17.73	17.77	17.91	17.75	17.73	18.64	78.25	97.06
	Low	16.57	15.10	13.35	10.95	10.91	10.75	11.24	10.80	10.99	11.90	53.00	67.13
2009	High	18.30	16.46	13.65	14.07	14.11	13.91	15.15	13.63	14.45	16.48	57.50	69.25
	Low	3.00	2.77	2.21	2.63	2.55	2.43	2.64	2.37	2.58	2.78	8.98	20.00
2008	High	25.74	25.30	22.27	24.12	24.01	23.85	24.95	23.52	24.66	25.66	105.61	107.55
	Low	5.10	5.00	4.37	4.51	4.20	4.50	4.34	4.16	4.36	5.43	39.84	53.60

Note:
(1)	Price quoted as a % of US$1,000 nominal.

Shareholder information continued

Ordinary shares
The following table shows, for the periods indicated, the high and low sales prices for the company's ordinary shares, as derived from the Daily Official List of the London Stock Exchange. All prices have been restated for the sub-division and one-for-ten consolidation of ordinary shares, which took effect in June 2012. Prices for 2008 were also restated for the effect of the rights issue in June 2008 and the capitalisation issue in September 2008.

By month		£	By quarter		£	By year		£
February 2013	High	3.548	2012: Q4	High	3.250	2012	High	3.250
	Low	3.239		Low	2.573		Low	1.966
January 2013	High	3.678	2012: Q3	High	2.790	2011	High	4.900
	Low	3.245		Low	1.966		Low	1.734
December 2012	High	3.250	2012: Q2	High	2.775	2010	High	5.804
	Low	2.926		Low	1.998		Low	3.125
November 2012	High	2.990	2012: Q1	High	2.917	2009	High	5.765
	Low	2.701		Low	2.007		Low	1.030
October 2012	High	2.870	2011: Q4	High	2.727	2008	High	37.054
	Low	2.573		Low	1.734		Low	4.140
September 2012	High	2.790	2011: Q3	High	3.980
	Low	2.207		Low	1.967
			2011: Q2	High	4.443
				Low	3.509
			2011: Q1	High	4.900
				Low	3.950
On 22 March 2013, the closing price of the ordinary shares on the London Stock Exchange was £2.933, equivalent to $4.470 per share translated at the Noon Buying Rate of $1.5239 per £1.00 on 22 March 2013.

ADSs
The following table shows, for the periods indicated, the high and low sales prices for the company's ordinary ADSs, as reported on the NYSE composite tape. Prices for 2008 were restated for the effect of the rights issue in June 2008 and the capitalisation issue in September 2008.

By month		US$	By quarter		US$	By year		US$
February 2013	High	11.14	2012: Q4	High	10.79	2012	High	10.79
	Low	9.86		Low	8.20		Low	6.09
January 2013	High	11.84	2012: Q3	High	9.05	2011	High	15.83
	Low	10.70		Low	6.09		Low	5.36
December 2012	High	10.79	2012: Q2	High	8.87	2010	High	17.30
	Low	9.41		Low	6.17		Low	9.89
November 2012	High	9.61	2012: Q1	High	9.29	2009	High	18.95
	Low	8.50		Low	6.25		Low	3.33
October 2012	High	9.28	2011: Q4	High	9.06	2008	High	149.05
	Low	8.20		Low	5.36		Low	12.20
September 2012	High	9.05	2011: Q3	High	12.86
	Low	7.07		Low	6.43
			2011: Q2	High	14.48
				Low	11.34
			2011: Q1	High	15.83
				Low	12.40

Following the ordinary share sub-division and consolidation which took effect from 6 June 2012, the ratio of one ADS representing 20 ordinary shares changed to one ADS representing two ordinary shares.

On 22 March 2013, the closing price of the ordinary ADSs on the New York Stock Exchange was $8.95.

Dividend history
Preference dividends

Amount per share	2012 $	2012 £	2011 £	2010 £	2009 £	2008 £
Non-cumulative preference shares of US$0.01
- Series F (1)	1.91	1.21	1.19	1.06	1.22	1.04
- Series H (1)	1.81	1.14	1.13	1.03	1.15	0.99
- Series L (1)	1.44	0.91	0.90	0.86	0.92	0.78
- Series M (2)	1.20	0.75	—	0.26	1.02	0.89
- Series N (2)	1.19	0.74	—	0.26	1.01	0.88
- Series P (2)	1.17	0.73	—	0.25	0.99	0.87
- Series Q (2)	1.27	0.79	—	0.27	1.07	0.94
- Series R (2)	1.15	0.72	—	0.25	0.97	0.85
- Series S (2)	1.24	0.77	—	0.27	1.05	0.92
- Series T (2)	1.36	0.85	—	0.29	1.15	1.01
- Series U (2)	3,820	2,406	—	2,474	5,019	3,935
Non-cumulative convertible preference shares of US$0.01
- Series 1 (1)	91.18	57.86	56.87	59.98	60.33	49.66
Non-cumulative preference shares of €0.01
- Series 1 (2)	72.17	44.65	—	—	49.46	46.53
- Series 2 (2)	68.29	42.25	—	—	46.00	41.79
- Series 3 (2)	4,547	2,813	—	—	3,125	2,782
Non-cumulative convertible preference shares of £0.01
- Series 1 (1)	119.40	73.87	73.87	73.87	73.87	73.87
Non-cumulative preference shares of £1
- Series 1 (2)	144.86	89.62	—	—	81.62	80.73
- Series 2 (redeemed April 2009) (2)	—	—	—	—	54.71	—

Notes:
(1)	Classified as subordinated liabilities.
(2)	Classified as equity.

On 26 November 2009, RBS entered into a State Aid Commitment Deed with HM Treasury containing commitments and undertakings that were designed to ensure that HM Treasury was able to comply with the commitments to be given by it to the European Commission for the purposes of obtaining approval for the State aid provided to RBS. As part of these commitments and undertakings, RBS agreed not to pay discretionary coupons and dividends on its existing hybrid capital instruments for a period of two years. This period commenced on 30 April 2010 for RBS Group instruments and ended on 30 April 2012; the two year deferral period for RBS Holdings N.V. instruments commenced on 1 April 2011.

On 4 May 2012, RBS determined that it was in a position to recommence payments on RBS Group instruments. Discretionary dividends on RBSG non-cumulative preference shares and discretionary distributions on RBSG innovative securities payable after 4 May 2012 have been paid. Future coupons and dividends on RBSG hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

For further information, see Note 7 on the consolidated accounts.

Ordinary dividends
The company has not paid an ordinary dividend since 2007. In 2008, the company issued new ordinary shares by way of a capitalisation issue rather than paying an interim dividend.

Shareholder information continued

Taxation for US Holders
The following discussion summarises certain US federal and UK tax consequences of the ownership and disposition of ordinary shares, ADSs representing ordinary shares (ordinary ADSs), ADSs representing non-cumulative dollar preference shares (preference ADSs) or PROs by a beneficial owner that is a citizen or resident of the United States or that otherwise will be subject to US federal income tax on a net income basis in respect of the ordinary shares, ordinary ADSs, preference ADSs or PROs (a “US Holder”). This summary assumes that a US Holder is holding ordinary shares, ordinary ADSs, preference ADSs or PROs, as applicable, as capital assets. This summary does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the UK for UK tax purposes, (ii) that carries on a trade, profession or vocation through a branch, agency or permanent establishment in the UK in connection with which their ordinary shares, ordinary ADSs, preference ADSs or PROs are held, used or acquired, or (iii) generally, that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the company, nor does this summary address the tax consequences to US Holders subject to special rules, such as certain financial institutions, dealers or traders in securities who use a mark-to-market method of tax accounting, persons holding ordinary shares, ordinary ADSs, preference ADSs or PROs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to such securities, persons liable for the alternative minimum tax or ‘Medicare contribution tax’, persons whose functional currency for US federal income tax purposes is not the US dollar, entities classified as partnerships for US federal income tax purposes, tax-exempt entities or persons that own or are deemed to own 10% or more of the voting stock of the company.

The statements and practices set forth below regarding US and UK tax laws, including the US/UK double taxation convention relating to income and capital gains which entered into force on 31 March 2003 (the “Treaty”) and the US/UK double taxation convention relating to estate and gift taxes (the “Estate Taxation Treaty”), are based on those laws and practices as in force and as applied in practice on the date of this report. This summary is not exhaustive of all possible tax considerations and holders are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US federal, state, local and other laws, and possible changes in taxation law, of the acquisition, ownership and disposition of ordinary shares, ordinary ADSs, preference ADSs or PROs by consulting their own tax advisers.

The following discussion assumes that the company was not for the taxable year ended 31 December 2012, and will not become in the foreseeable future, a passive foreign investment company - see ‘Passive Foreign Investment Company (PFIC) considerations’ on page 483.

Ordinary shares, ordinary ADSs and preference ADSs
Taxation of dividends
For the purposes of the Treaty, the Estate Taxation Treaty and the US Internal Revenue Code of 1986 as amended (the “Code”), US Holders of ordinary ADSs and preference ADSs should be treated as owners of the respective ordinary shares and the non-cumulative dollar preference shares underlying such ADSs.

The US Treasury has expressed concerns that parties to whom depositary receipts are released before shares are delivered to the depositary, or intermediaries in the chain of ownership between US holders and the issuer of the security underlying the depositary receipts, may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of depositary receipts. Such actions would also be inconsistent with the claiming of the favourable US tax rates applicable to dividends received by certain non-corporate US holders (described below). Accordingly, the availability of the favourable tax rates for dividends received by certain non-corporate US holders could be affected by actions taken by such parties or intermediaries.

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

Subject to applicable limitations that may vary depending upon a holder's particular circumstances and the discussion above regarding concerns expressed by the US Treasury, dividends paid to certain non-corporate US Holders may be taxable at the favourable rates applicable to long-term capital gain. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at these favourable rates.

Taxation for US Holders continued
Dividends will be included in a US Holder's income on the date of the US Holder's (or in the case of ADSs, the depositary's) receipt of the dividend. The amount of any dividend paid in pounds sterling to be included in income by a US Holder will be the US dollar amount calculated by reference to the relevant exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on the date of receipt, the US Holder generally should not be required to recognise foreign currency gain or loss in respect of the dividend income. If the amount of such dividend is converted into US dollars after the date of receipt, the US Holder may have foreign currency gain or loss.

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

A US Holder will, upon the sale or other disposition of an ordinary share, an ordinary ADS or a preference ADS, or upon the redemption of preference ADS, generally recognise capital gain or loss for US federal income tax purposes (assuming that in the case of a redemption of a preference ADS, such US Holder does not own, and is not deemed to own, any ordinary shares or ordinary ADSs of the company) in an amount equal to the difference between the amount realised (excluding in the case of a redemption any amount treated as a dividend for US federal income tax purposes, which will be taxed accordingly) and the US Holder's tax basis in such share or ADS. This capital gain or loss will be long-term capital gain or loss if the US Holder held the share or ADS so sold, disposed or redeemed for more than one year. The deductibility of capital losses is subject to limitations.

A US Holder who is liable for both UK and US tax on a gain recognised on the disposal of an ordinary share, an ordinary ADS or a preference ADS may be entitled, subject to certain limitations, to credit the UK tax against its US federal income tax liability in respect of such gain.

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

Shareholder information continued

PROs
United States
Payments of interest on a PRO (including any UK withholding tax, as to which see below) will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the company, as determined for US federal income tax purposes. Because the company does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions will be reported to US Holders as dividends. Payments will not be eligible for the dividends-received deduction generally allowed to corporate US holders. A US Holder who is entitled under the Treaty to a refund of UK tax, if any, withheld on a payment will not be entitled to claim a foreign tax credit with respect to the refundable tax. Subject to applicable limitations that may vary depending upon a holder's particular circumstances and the discussion above regarding concerns expressed by the US Treasury, dividends paid to certain non-corporate US Holders may be taxable at the favourable rates applicable to long-term capital gain. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at these favourable rates.

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

A US Holder who is liable for both UK and US tax on gain recognised on the disposal of PROs may be entitled, subject to certain limitations, to credit the UK tax against all or a portion of its US federal income tax liability in respect of such gain.

United Kingdom
Taxation of payments on the PROs
Payments on the PROs will constitute interest rather than dividends for UK withholding tax purposes. However, the PROs constitute 'quoted eurobonds' within the meaning of section 987 of the Income Tax Act 2007 and therefore payments of interest will not be subject to withholding or deduction for or on account of UK tax as long as the PROs remain at all times listed on a 'recognised stock exchange' within the meaning of section 1005 of the Income Tax Act 2007, such as the main market of the New York Stock Exchange. In all other cases, an amount must be withheld on account of UK income tax at the basic rate (currently 20%) subject to any direction to the contrary by HM Revenue & Customs under the Treaty and except that the withholding obligation does not apply to payments to persons who the company reasonably believes are within the charge to corporation tax or fall within various categories enjoying a special tax status (including charities and pension funds), or are partnerships consisting of such persons (unless HM Revenue & Customs directs otherwise). Where interest has been paid under deduction of UK withholding tax, US Holders may be able to recover the tax deducted under the Treaty.

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

Taxation for US Holders continued
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

Inheritance tax
In relation to PROs held through Depository Trust Company (or any other clearing system), the UK inheritance tax position is not free from doubt in respect of a lifetime transfer, or death of, a US Holder who is not domiciled nor deemed to be domiciled in the UK for inheritance tax purposes; HM Revenue & Customs is known to consider that the situs of securities held in this manner is not necessarily determined by the place where the securities are registered. In appropriate circumstances, there may be a charge to UK inheritance tax as a result of a lifetime transfer at less than market value by, or on the death of, such US Holder. Inheritance tax is not generally chargeable on gifts to individuals made more than seven years before the death of the donor. However, exemption from, or a reduction of, any such UK tax liability may be available under the Estate Tax Treaty (see below). US Holders should consult their professional advisers in relation to such potential liability. PROs beneficially owned by an individual, whose domicile is determined to be the United States for the purposes of the Estate Tax Treaty and who is not a national of the UK, will not be subject to UK inheritance tax on the individual's death or on a lifetime transfer of the PRO, except in certain cases where the PRO (i) is comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the UK); (ii) is part of the business property of a UK permanent establishment of an enterprise; or (iii) pertains to a UK fixed base of an individual used for the performance of independent personal services. The Estate Tax Treaty generally provides a credit against US federal estate or gift tax liability for the amount of any tax paid in the UK in a case where the PRO is subject to both UK inheritance tax and US federal estate or gift tax.

Stamp duty and SDRT
No stamp duty, SDRT or similar tax is imposed in the UK on the issue, transfer or redemption of the PROs.
Passive Foreign Investment Company (PFIC) considerations
In general, a foreign corporation will be a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable 'look-through rules', either (i) at least 75% of its gross income is 'passive income' or (ii) at least 50% of the average quarterly value of its assets is attributable to assets which produce passive income or are held for the production of passive income. The company does not believe that it was a PFIC for its 2012 taxable year. Although interest income is generally passive income, a special rule allows banks to treat their banking business income as non-passive. To qualify for this rule, a bank must satisfy certain requirements regarding its licensing and activities. The company's possible status as a PFIC is determined annually, however, and may be subject to change if the company fails to qualify under this special rule for any year in which a US Holder holds ordinary shares, ordinary ADSs, preference ADSs or PROs. If the company were to be treated as a PFIC for any year during which a US Holder holds ordinary shares, ordinary ADSs, preference ADSs or PROs, US Holders would generally be subject to adverse US federal income tax consequences. Holders should consult their own tax advisers as to the potential application of the PFIC rules to the ownership and disposition of the company's ordinary shares, ordinary ADSs, preference ADSs or PROs.

Information reporting and backup withholding
Payments on, and proceeds from the sale of, ordinary shares, ordinary ADSs, preference ADSs or PROs that are made within the United States or through certain U.S-related financial intermediaries may be subject to information reporting and backup withholding unless (i) the US Holder is an exempt recipient or (ii) in the case of backup withholding, the US Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Foreign financial assets reporting
Certain US Holders who are individuals (and under proposed regulations, certain entities) may be required to report information relating to the company’s securities, subject to certain exceptions (including an exception for securities held in accounts maintained by US financial institutions). US Holders are urged to consult their tax advisers regarding the application of these rules in the US Holders’ particular circumstances.

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

The following information is a summary of certain terms of the company’s Memorandum of Association (the “Memorandum”) and Articles of Association (the “Articles”) as in effect at the date of this Annual Report and certain relevant provisions of the Companies Act 2006 (the “2006 Act”) where appropriate and as relevant to the holders of any class of share. The current Articles were adopted on 28 April 2010. The Articles were updated primarily to reflect the coming into force of the remaining provisions of the 2006 Act and the implementation of the Shareholder Rights Directive in the UK. An amendment was made to the Articles at a General Meeting held on 28 April 2010 in relation to the price at which certain classes of preference shares may be purchased.

A further amendment was made to the Articles at the Annual General Meeting held on 19 April 2011 to the effect that subject to existing class rights of shareholders, new preference shares can be issued with such rights and restrictions as the directors may determine. A further amendment was made to the Articles at the Annual General Meeting held on 30 May 2012 to include a new sub-article specifying the rights attaching to the Deferred shares arising as a result of share subdivision and consolidation.

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

Any authorisation of a matter may be given on or subject to such conditions or limitations as the directors determine, whether at the time of authorisation or subsequently, including providing for the exclusion of the interested directors from the receipt of information or participation in discussion relating to the matter authorised by the directors and providing that interested directors in receipt of confidential information from a third party are not obliged to disclose such information to the company or use the information in relation to the company’s affairs. Any authorisation may be terminated by the directors at any time.

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

Classes of shares
The company has issued and outstanding the following four general classes of shares, namely ordinary shares, preference shares, B Shares and a Dividend Access Share, to which the provisions set forth below apply. In addition, the company has as part of its share capital Additional Value Shares (“AVSs”). All of the issued AVSs were converted into non-voting deferred shares in December 2003. The terms of those AVSs are set out in Schedule 3 to the Articles. The terms of the issued B Shares (designated Series 1 Class B Shares) and the Dividend Access Share (designated a Series 1 Dividend Access Share) were determined by the directors pursuant to the Articles prior to the time of allotment, and apply as if they were set out in the Articles.

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

(ii) if a cash dividend or cash dividends on the ordinary shares or Ordinary Share Bonus Issue(s) is/are paid or made in the period from (but excluding) the immediately preceding Relevant Date (or, if none, 22 December 2009) to (and including) the current Relevant Date (or, if there has occurred prior to such current Relevant Date a Series 1 Class B Dividend Stop Date in respect of any Series 1 Class B Shares, then in respect of those Series 1 Class B Shares, to (and including) such earlier Series 1 Class B Dividend Stop Date), 250% (as adjusted from time to time as described in the terms of issue of the Series 1 Dividend Access Share, ‘‘Participation Rate’’) of the aggregate fair market value (as defined in the terms of issue of the Series 1 Dividend Access Share) of such cash dividend or cash dividends or Ordinary Share Bonus Issue per ordinary share multiplied by the then Reference Series 1 Class B Shares Number. Where a dividend in cash is announced which may at the election of a shareholder or shareholders be satisfied by the issue or delivery of ordinary shares in an Ordinary Share Bonus Issue, or where an Ordinary Share Bonus Issue is announced which may at the election of a shareholder or shareholders be satisfied by the payment of cash, then the fair market value of such dividend or Ordinary Share Bonus Issue will be deemed to be the amount of the dividend in cash or of the payment in cash (as the case may be) less (B) the fair market value (as defined in the terms of issue of the Series 1 Dividend Access Share) of the aggregate amount of any dividend or distribution paid or made on the Series 1 Class B Shares and/or on any ordinary shares issued on conversion of the B Shares (regardless of who holds such Series 1 Class B Shares or ordinary shares at the relevant time) in the period from (but excluding) the immediately preceding Relevant Date (or, if none, 22 December 2009) to (and including) the current Relevant Date (or, if there has occurred prior to such current Relevant Date a Series 1 Class B Dividend Stop Date in respect of any Series 1 Class B Shares, then in respect of those Series 1 Class B Shares to (and including) such earlier Series 1 Class B Dividend Stop Date), provided that the first semi-annual Dividend Access Share Dividend will never be less than zero.

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

(i) may not, and will procure that no subsidiary undertaking of the company will, declare or pay dividends or other distributions on any Parity Securities (whether in cash or otherwise, and whether payable on the same date as the relevant Dividend Access Share Dividend or subsequently) or make any Ordinary Share Bonus Issue (whether to be made on the same date as the relevant Dividend Access Share Dividend or subsequently), and the company may not, and will procure that no subsidiary undertaking of the company shall, set aside any sum for the payment of these dividends or distributions; and

(ii) may not, and will procure that no subsidiary undertaking of the company will, redeem, purchase or otherwise acquire (whether on the same date as the relevant Dividend Access Share Dividend is payable or subsequently) for any consideration any of its Parity Securities or any depository or other receipts or certificates representing Parity Securities (other than any such purchases or acquisitions which are made in connection with any Employee Share Scheme (as defined in the terms of issue of the Series 1 Dividend Access Share) and (save as aforesaid) the company may not, and will procure that no subsidiary undertaking of the company shall, set aside any sum or establish any sinking fund (whether on the same date as the relevant Dividend Access Share Dividend is payable or subsequently) for the redemption, purchase or other acquisition of Parity Securities or any depositary or other receipts or certificates representing Parity Securities, in each case until such time as Dividend Access Share Dividends are no longer payable or payment of Dividend Access Share Dividends in cash or otherwise has resumed in full, as the case may be.

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

Shareholder information continued

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

In addition, we file reports and other information with the SEC. You can read and copy these reports and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room or contact the offices of The New York Stock Exchange, on which certain of our securities are listed, at 20 Broad Street, New York, New York 10005. The SEC also maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

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

Abbreviations and accronyms

ABCP	Asset Backed Commercial Paper
ADR	American Depositary Receipt
AFS	Available-for-sale
APR	All Price Risk
APS	Asset Protection Scheme
CDO	Collateralised Debt Obligation
CDPC	Credit Derivative Product Company
CDS	Credit Default Swap
CEM	Counterparty Exposure Management
CGU	Cash Generating Unit
CLO	Collateralised Loan Obligation
CMBS	Commercial Mortgage-backed Securities
CP	Commercial Paper
CRD	Capital Requirements Directive
CVA	Credit Valuation Adjustment
DFV	Designated as at Fair Value through profit or loss
DLG	Direct Line Group
EAD	Exposure At Default
EC	European Commission
ECB	European Central Bank
EMEA	Europe, the Middle East and Africa
ERF	Executive Risk Forum
ESOP	Executive Share Option Plan
EU	European Union
FCA	Financial Conduct Authority
FHFA	Federal Housing Finance Agency
FI	Financial Institution
FSA	Financial Services Authority
FSCS	Financial Services Compensation Scheme
FSMA	Financial Services and Markets Act 2000
FVTPL	Fair Value Through Profit or Loss
GALCO	Group Asset and Liability Management Committee
GBM	Global Banking & Markets
GCR	Group Credit Risk
GDP	Gross Domestic Product
GMS	Global Merchant Services
GPF	Group Policy Framework
GRG	Global Restructuring Group
GTS	Global Transaction Services
HFT	Held-for-trading
HMT	HM Treasury
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICB	Independent Commission on Banking
IFRS	International Financial Reporting Standards
IMF	International Monetary Fund
IPO	Initial Public Offering
IPV	Independent Price Verification
IRC	Incremental Risk Charge
IRRBB	Interest Rate Risk in the Banking Book
LAR	Loans and Receivables
LIBOR	London Interbank Offered Rate
LTIP	Long Term Incentive Plan
LTV	Loan-to-value
M&IB	Markets & International Banking
MBS	Mortgage-backed Securities
MTN	Medium-term Notes
NI	Northern Ireland
NYSE	New York Stock Exchange
OFT	Office of Fair Trading
OTC	Over-the-counter
PPI	Payment Protection Insurance
PPL	Potential Problem Loans
R&C	Retail & Commercial
RBSG	The Royal Bank of Scotland Group plc
REIL	Risk Elements In Lending
RFS	RFS Holdings B.V.
RMBS	Residential Mortgage-backed Securities
RNIV	Risks Not In VaR
ROE	Return on Equity
ROI	Republic of Ireland
RoW	Rest of the World
RWA	Risk-weighted asset
SEC	US Securities and Exchange Commission
SME	Small and Medium-sized Enterprise
SPE	Special Purpose Entity
SVaR	Stressed Value-at-Risk
TSR	Total Shareholder Return
UK	United Kingdom
UKFI	UK Financial Investments Limited
US/USA	United States of America
VaR	Value-at-Risk

Glossary of terms

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

Asset quality (AQ) band - probability of default banding for all counterparties on a scale of 1 to 10.

Assets under management - assets managed by the Group on behalf of clients.

Bank levy - a levy that applies to UK banks, building societies and the UK operations of foreign banks from 1 January 2011. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank as at the balance sheet date.

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

Bear steepener - a steepening of the yield curve caused by long-term rates increasing faster than short term rates.

BIPRU - the prudential sourcebook for banks, building societies and investment firms. The part of the Financial Services Authority's (FSA) Handbook that sets out detailed prudential requirements for the banks that they regulate.

Bull flattener - a flattening of the yield curve in which long term rates are decreasing faster than short term rates.

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

Glossary of terms continued

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

Compression trades - portfolio compression reduces the overall notional size and number of outstanding contracts in credit derivative portfolios without changing the overall risk profiles of these portfolios. This is achieved by terminating existing trades on single name reference entities and on indices and replacing them with a smaller number of new trades with substantially smaller notionals that carry the same risk profile and cash flows as the initial portfolio.

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

Counterparty credit risk - the risk that a counterparty defaults before the maturity of a derivative or sale and repurchase contract. In contrast to non-counterparty credit risk, the exposure to counterparty credit risk varies by reference to a market factor (e.g. interest rate, exchange rate, asset price).

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

CRD IV - in July 2011, the European Commission published its proposed legislation for a Capital Requirements Directive and a Capital Requirements Regulation, which together form the CRD IV package. The package implements the Basel III capital proposals and also includes new proposals on sanctions for non-compliance with prudential rules, corporate governance and remuneration. CRD IV has yet to be enacted into European law and its implementation date remains uncertain.

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

Credit grade - a rating that represents an assessment of the credit worthiness of a customer. It is a point on a scale representing the probability of default of a customer.

Credit risk - the risk that the Group will incur losses owing to the failure of customers to meet their financial obligations to the Group.

Credit risk mitigation - reducing the credit risk of an exposure by application of techniques such as netting, collateral, guarantees and credit derivatives.

Credit risk spread - the yield spread between securities with the same currency and maturity structure but with different associated credit risks, with the yield spread rising as the credit rating worsens. It is the premium over the benchmark or risk-free rate required by the market to take on a lower credit quality.

Credit valuation adjustments (CVA) - the CVA is the difference between the risk- free value of a portfolio of trades and its market value, taking into account the counterparty’s risk of default. It represents the market value of counterparty credit risk, or an estimate of the adjustment to fair value that a market participant would make to reflect the creditworthiness of its counterparty.

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

Debit valuation adjustment (DVA) - an adjustment made by an entity to the valuation of OTC derivative liabilities to reflect within fair value the entity's own credit risk.

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

Economic capital - an internal measure of the capital required by the Group to support the risks to which it is exposed.

Economic profit - the difference between the return on shareholders funds and the cost of that capital. Economic profit is usually expressed as a percentage.

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

Expected loss (EL) - expected loss represents the anticipated loss on an exposure over one year. It is determined by multiplying probability of default, loss given default and exposure at default and can be calculated at individual, credit facility, customer or portfolio level.

Exposure - a claim, contingent claim or position which carries a risk of financial loss.

Glossary of terms continued

Exposure at default (EAD) - an estimate of the expected level of utilisation of a credit facility at the time of a borrower's default. The EAD may be higher than the current utilisation (e.g. where further drawings are made under a revolving credit facility before default) but will not typically exceed the total facility limit.

Fannie Mae (Federal National Mortgage Association) - a US Government Sponsored Enterprise. It buys mortgages, principally originated by banks, on the secondary market, pools them, and sells them as residential mortgage-backed securities to investors on the open market. Its obligations are not explicitly guaranteed by the full faith and credit of the US Government.

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

Forbearance - forbearance takes place when changes to the contractual payment terms of a retail loan are agreed in response to the borrower's financial difficulties.

Forward contract - a contract to buy (or sell) a specified amount of a physical or financial commodity, at an agreed price, at an agreed future date.

Freddie Mac (Federal Home Loan Mortgage Corporation) - a US Government Sponsored Enterprise. It buys mortgages, principally originated by thrifts, on the secondary market, pools them, and sells them as residential mortgage-backed securities to investors on the open market. Its obligations are not explicitly guaranteed by the full faith and credit of the US Government.

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

Haircut - a downward adjustment to collateral value to reflect its nature, any currency or maturity mismatches between a credit risk mitigant and the underlying exposure to which it is being applied.

Hedge funds - pooled investment vehicles that are not widely available to the public; their assets are managed by professional asset managers who participate in the performance of the fund.

Home equity loan - a type of loan in which the borrower uses the equity in their home as collateral. A home equity loan creates a charge against the borrower's house.

Home loan - see Residential mortgage.

Impaired loans - all loans for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Impairment allowance - see Loan impairment provisions.

Glossary of terms continued

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

Glossary of terms continued

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

Loss given default (LGD) - an estimate of the amount that will not be recovered by the Group in the event of default, plus the cost of debt collection activities and the delay in cash recovery.

Market risk - the risk that the value of an asset or liability will change as a result of market factors such as foreign exchange rates, commodity prices, interest rates, credit spreads and equity prices.

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

Monoline insurers (monolines) - entities that specialise in providing credit protection against the notional and interest cash flows due to the holders of debt instruments in the event of default. This protection is typically in the form of derivatives such as credit default swaps.

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

Non-performing loans - loans classified as Risk elements in lending and Potential problem loans. They have a 100% probability of default and have been assigned an AQ10 internal credit grade.

Operational risk - the risk of loss resulting from inadequate or failed processes, people, systems or from external events.

Option - an option is a contract that gives the holder the right but not the obligation to buy (or sell) a specified amount of the underlying physical or financial commodity, at a specific price, at an agreed date or over an agreed period. Options can be exchange-traded or traded over-the- counter.

Over-the-counter (OTC) derivatives - derivatives with tailored terms and conditions negotiated bilaterally, in contrast to exchange traded derivatives that have standardised terms and conditions.

Own credit adjustment - the effect of the Group’s own credit standing on the fair value of financial liabilities.

Past due - a financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.

Payment concession - an agreed temporary reduction in, or elimination of, the periodic (usually monthly) repayment on a loan. At the end of the concessionary period, the principal amount and accrued interest outstanding are scheduled for repayment over an agreed period.

Pillar 1 - the part of Basel II that sets out the process by which regulatory capital requirements should be calculated for credit, market and operational risk.

Pillar 2 - the part of the Basel II that sets out the process by which a bank should review its overall capital adequacy and the processes under which the supervisors evaluate how well financial institutions are assessing their risks and take appropriate actions in response to the assessments.

Pillar 3 - the part of Basel II that sets out the information banks must disclose about their risks, the amount of capital required to absorb them, and their approach to risk management. The aim is to strengthen market discipline.

Glossary of terms continued

Position risk requirement - a capital requirement applied to a position treated under BIPRU 7 (Market risk) as part of the calculation of the market risk capital requirement.

Potential problem loans (PPL) - loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

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

Renegotiated loan - a wholesale loan for which changes to its contractual payment terms have been agreed in response to the borrower's financial difficulties.

Repurchase agreement (Repo) - see Sale and repurchase agreements.

Residential mortgage - a loan to purchase a residential property where the property forms collateral for the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a home loan.

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

Slotting approach - a method of calculating regulatory capital, specifically for lending exposures in project finance and income producing real estate, where the PD estimates do not meet the minimum IRB standards. Under this approach, the bank classifies exposures from 1 to 5, where 1 is strong and 5 is default. Specific risk-weights are assigned to each classification.

Glossary of terms continued

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

Standardised approach - a method used to calculate credit risk capital requirements under Pillar 1 of Basel II. In this approach the risk weights used in the capital calculation are determined by regulators. For operational risk, capital requirements are determined by multiplying three years’ historical gross income by a percentage determined by the regulator. The percentage ranges from 12 to 18%, depending on the type of underlying business being considered.

Stressed value-at-risk (SVaR) - a VaR measure using historical data from a one year period of stressed market conditions. For the purposes of calculating regulatory SVaR, a time horizon of ten trading days is assumed at a confidence level of 99%. (Refer to Value-at-risk definition below).

Stress testing - a technique used to evaluate the potential effects on an institution’s financial condition of an exceptional but plausible event and/or movement in a set of financial variables.

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

Sub-prime - mortgage loans to customers with one or more high risk characteristics, such as: unreliable or poor payment histories; high loan-to-value ratios; high debt-to-income ratio; the loan is not secured on the borrower's primary residence; or a history of delinquencies or late payments on the loan.

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

US Federal Agencies - see Federal Agencies.

US Government National Mortgage Association - see Ginnie Mae.

Value-at-risk (VaR) - a technique that produces estimates of the potential loss in the market value of a portfolio over a specified time period at a given confidence level.

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

Index

Accounting
Accounting developments	331
Accounting policies	328
Critical accounting policies	328

Approval of accounts	315

Asset-backed securities	172

Audit Committee
Letter from the Chairman of the Group Audit Committee	254
Report of the Group Audit Committee	266

Auditors
Auditor’s remuneration	345
Independent auditor’s report	312

Available-for-sale financial assets
Accounting policies	324
Notes on the consolidated accounts	348

Average balance sheet	16

Balance sheet
Business review	66
Consolidated	315

Board Risk Committee report
Letter from the Chairman of the Board Risk Committee	275
Report of the Board Risk Committee	276

Business divestments
Business review	6
Notes on the consolidated accounts	387

Capital adequacy
Capital ratios	68, 87
Capital resources	68, 87
Notes on the consolidated accounts	412

Cash flow statement
Business review	67
Consolidated	319
Notes on the consolidated accounts	422, 423

Central functions/items	43, 93, 466

Charitable contributions	309

Competition	7

Consolidated financial statements
Consolidated balance sheet	323
Consolidated cash flow statement	327
Consolidated income statement	313
Consolidated statement of changes in equity	316
Consolidated statement of comprehensive income	314
Notes on the consolidated accounts	333

Contingent liabilities and commitments	413

Corporate governance
Compliance report	302
The Board and its committees	256

Debt securities
Risk and balance sheet management	168
Notes on the consolidated accounts	379

Deposits
Customer accounts	348
Deposits by banks	348

Derivatives
Risk and balance sheet management	179
Notes on the consolidated accounts	377

Description of business	5

Direct Line Group	6, 49, 424

Directors
Biographies	257
Interests in shares	298
Remuneration	300
Remuneration policy	284
Report of the directors	305
Service contracts and exit payment policy	289

Discontinued operations
Notes on the consolidated accounts	387

Disposal groups
Notes on the consolidated accounts	387

Dividends
History	479
Notes on the consolidated accounts	347

Earnings per share
Notes on the consolidated accounts	347

Employees
Business review	28
Costs	335
Headcount	336
Report of the directors	306
Variable compensation	339

Financial instruments
Accounting policies	324
Critical accounting policies	331
Notes on the consolidated accounts	348

Financial Services Compensation Scheme	414

Financial summary	443

Forward-looking statements	4

Glossary of terms	494

Going concern
Report of the directors	307

Goodwill
Critical accounting policies	328
Notes on the consolidated accounts	381

Group Performance and Remuneration Committee
Directors’ remuneration report	281
Letter from the Chair of the Group Performance and Remuneration Committee	279

Impairment
Accounting policies	325
Business review	24
Critical accounting policies	330
Notes on the consolidated accounts	375

Income statement
Business review	10
Consolidated	313

Insurance claims
Accounting policy	323
Business review	21
Critical accounting policies	329

Insurance premium income
Accounting policies	323

Intangible assets
Accounting policies	321
Segmental analysis of goodwill	430
Notes on the consolidated accounts	381

Interest Rate Hedging Products redress and related costs
Notes on the consolidated accounts	335
Critical accounting policies	329

Internal control	302

International Banking	37

Investigations and reviews	417

Litigation	415

Loans and advances
Loans and advances to banks	348
Loans and advances to customers	348, 445

Markets	6, 46, 424

Material contracts	456

Net interest income
Business review	14
Notes on the consolidated accounts	333

Non-Core	6, 54, 424

Non-interest income
Business review	14
Notes on the consolidated accounts	334

Operating expenses
Business review	21
Notes on the consolidated accounts	335

Payment Protection Insurance
Notes on the consolidated accounts	335
Critical accounting policies	329

Pensions
Accounting policies	321
Critical accounting policies	328
Notes on the consolidated accounts	340
Pension risk	251

Post balance sheet events	309

Potential problem loans	449

Presentation of information	2

Property, plant and equipment
Accounting policies	322
Notes on the consolidated accounts	384

Provisions
Accounting policies	323
Additional information	446
Notes on the consolidated accounts	375, 390

Index continued

Related parties	433

Renegotiations and forbearance	450

Risk and balance sheet management
Balance sheet analysis	154
Capital management	84
Country risk	212
Credit risk	117
Liquidity, funding and related risks	96
Market risk	202
Other risks	241
Risk appetite	73
Risk coverage	81
Risk governance	76

Risk elements in lending	449

Risk-weighted assets	27, 88

Securitisations, asset transfers and other collateral
Notes on the consolidated accounts	407

Special purpose entities
Notes on the consolidated accounts	409

Segmental reporting
Business review	26
Description of business	5
Notes on the consolidated accounts	424

Share-based payments
Accounting policies	328
Notes on the consolidated accounts	337

Share capital
Notes on the consolidated accounts	401

Shareholder information
Analysis of ordinary shareholders	475
Annual General Meeting	474
Shareholder enquiries	474

Short-term borrowings	452

Statement of changes in equity
Consolidated	316

Statement of comprehensive income
Consolidated	314

Statement of directors’ responsibilities	310

Subordinated liabilities
Notes on the consolidated accounts	394

Supervision	455

Tax
Accounting policies	323
Business review	25
Critical accounting policies	330
Notes on the consolidated accounts	346
Notes on the consolidated accounts - deferred tax	400

UK Corporate	5, 32, 432

UK Retail	5, 29, 424

Ulster Bank	5, 40, 424

US Retail & Commercial	5, 43, 424

Wealth	5, 35, 424

Value-at-risk (VaR)	203

Variable compensation
Notes on the consolidated accounts	339

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

RBS Citizens
RBS Citizens Financial Group, Inc.
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
440 Strand London WC2R 0QS

The Royal Bank of Scotland International Limited
Royal Bank House 71 Bath Street
St Helier Jersey Channel Islands JE4 8PJ

RBS Holdings N.V.
Gustav Mahlerlaan 350
1082 ME Amsterdam
PO Box 12925
The Netherlands

Exhibit Index

Exhibit Number	Description
1.1	Memorandum and Articles of Association of The Royal Bank of Scotland Group plc
2.1(1)	Form of Deposit agreement among The Royal Bank of Scotland Group plc, The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Receipts issued thereunder
2.2(2)	Form of American Depositary Receipt for ordinary shares of the par value of £1 each
2.3(3)	Letter dated May 12, 2008 from The Bank of New York Mellon as Depository to The Royal Bank of Scotland Group plc relating to the Prerelease of American Depository Receipts
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

4.6(4)	Deed of Accession dated December 2008 among The Royal Bank of Scotland Group plc, Banco Santander, S.A., Fortis Bank Nederland (Holding) N.V., The State of the Netherlands and RFS Holdings B.V.
4.7(5)	Acquisition and contingent capital agreement dated 26 November 2009 among The Royal Bank of Scotland Group plc and The Commissioners of Her Majesty’s Treasury
4.8(5)(7)	State Aid Commitment Deed dated 26 November 2009 among The Commissioners of Her Majesty’s Treasury and The Royal Bank of Scotland Group plc
4.9(5)(7)	State Aid Cost Reimbursement Deed dated 26 November 2009 among The Commissioners of Her Majesty’s Treasury and The Royal Bank of Scotland Group plc
4.10(7)(8)
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
(2)
Previously filed and incorporated by reference to the prospectus filed pursuant to Rule 424(b)(3) (filed on 7 June 2012) relating to the Registration Statement on Form F-6 (Registration No. 333-144756) (filed on 20 July 2007)

(3)	Previously filed and incorporated by reference to Exhibit 2.3 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2007 (File No. 1-10306)
(4)	Previously filed and incorporated by reference to Exhibit 4.1, 4.2, 4.8 and 4.9, respectively, to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2008 (file No. 1-10306)
(5)
Previously filed and incorporated by reference to Exhibit 4.3, 4.19, 4.24 and 4.25, respectively, to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2009 (File No. 1-10306)

(6)
Previously filed and incorporated by reference to Exhibit 4.11 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2006 (file No. 1-10306) except that the sentence “PROVIDED THAT this Indemnity is given subject to the provisions of Section 309A Company Act 1985” has been replaced with “PROVIDED THAT this Indemnity is given subject to the provisions of Section 234 Company Act 2001”.

(7)	Confidential treatment has been requested. Confidential materials have been redacted and separately filed with the SEC.
(8)	Previously filed and incorporated by reference to Exhibit 4.32 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2011 (File No. 1-10306).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

The Royal Bank of Scotland Group plc
Registrant

/s/ Bruce Van Saun
Bruce Van Saun
Group Finance Director
March 27, 2013