Form 20-F
period 2013-12-31
ROYAL BANK OF SCOTLAND GROUP PLC
filed 2014-04-30
CIK 844150

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
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

PO Box 1000, Gogarburn, Edinburgh EH12 1HQ
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 2 ordinary shares, nominal value £1 per share Ordinary shares, nominal value £1 per share	New York Stock Exchange New York Stock Exchange*
American Depositary Shares Series F, H, L, M, N, P, Q, R, S, T and U each representing one Non-Cumulative Dollar Preference Share, Series F, H, L, M, N, P, Q, R, S, T and U respectively	New York Stock Exchange
3.250% Senior Notes due 2014	New York Stock Exchange
3.950% Senior Notes due 2015	New York Stock Exchange
4.875% Senior Notes due 2015	New York Stock Exchange
2.550% Senior Notes due 2015	New York Stock Exchange
4.375% Senior Notes due 2016	New York Stock Exchange
Floating Rate Senior Note due 2017	New York Stock Exchange
1.875% Senior Notes due 2017	New York Stock Exchange
5.625% Senior Notes due 2020	New York Stock Exchange
6.125% Senior Notes due 2021	New York Stock Exchange
6.125% Subordinated Tier 2 Notes due 2022	New York Stock Exchange
6.000% Subordinated Tier 2 Notes due 2023	New York Stock Exchange
6.100% Subordinated Tier 2 Notes due 2023	New York Stock Exchange
Structured HybrId Equity Linked Securities (SHIELDS) due January 16 2014 linked to the S&P 500 Index	NYSE MKT
Leveraged CPI Linked Securities due January 13, 2020	NYSE MKT
RBS US Large Cap TrendpilotTM Exchange Traded Notes due December 7, 2040	NYSE Arca
RBS US Mid Cap TrendpilotTM Exchange Traded Notes due January 25, 2041	NYSE Arca
RBS Gold TrendpilotTM Exchange Traded Notes due February 15, 2041	NYSE Arca
RBS Oil TrendpilotTM Exchange Traded Notes due September 13, 2041	NYSE Arca
RBS Global Big Pharma Exchange Traded Notes due October 25, 2041	NYSE Arca
RBS NASDAQ-100® TrendpilotTM Exchange Traded Notes due December 13, 2041	NYSE Arca
RBS China TrendpilotTM Exchange Traded Notes due April 18, 2042	NYSE Arca
RBS US Large Cap Alternator Exchange Traded NotesTM due September 5, 2042	NYSE Arca
RBS Rogers Enhanced Commodity Index Exchange Traded Notes due October 29, 2042	NYSE Arca
RBS Rogers Enhanced Agriculture Exchange Traded Notes due October 29, 2042	NYSE Arca
RBS Rogers Enhanced Energy Exchange Traded Notes due October 29, 2042	NYSE Arca
RBS Rogers Enhanced Precious Metals Exchange Traded Notes due October 29, 2042	NYSE Arca
RBS Rogers Enhanced Industrial Metals Exchange Traded Notes due October 29, 2042	NYSE Arca
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

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
_______________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
_______________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2013, the close of the period covered by the annual report:

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

6,203,022,294 51,000,000,000 1 500,000 400,000 209,609,154 64,772 2,044,418 14,866 54,442

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

☐  Item 17       ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes      ☒  No

SEC Form 20-F cross reference guide

Item	Item Caption	Pages

PART I
1	Identity of Directors, Senior Management,	Not applicable
Advisers

2	Offer Statistics and Expected Timetable	Not applicable

3	Key Information
	Selected financial data	111-112, 453-456, 497-498, 507, 532-534
	Capitalisation and indebtedness	Not applicable
	Reasons for the offer and use of proceeds	Not applicable
	Risk factors	109-110, 513-526

4	Information on the Company	116-120, 166, 204-354, 428-429, 432-433, 438-439, 497-507, 561
	History and development of the Company	3, 97-98, 106, 108-110, 440-442, 465, 509, 547,
	Business overview	13, 32, 106-110, 127-161, 355-356, 97-98, 478-485, 508-511
	Organisational structure	106-107, 478
	Property, plant and equipment	438-439, 509

4A	Unresolved Staff Comments	Not applicable

5	Operating and Financial Review and Prospects
	Operating results	32, 108, 111-166, 355-356, 430-431, 508-509
	Liquidity and capital resources	165-166, 187-221, 398-428, 430-434, 438-439, 446-452,
453-455, 462-464, 475-477, 507
	Research and development, patents, licences etc	Not applicable
	Trend information	106-108, 513-526
	Off balance sheet arrangements	459-461, 464-465
	Contractual obligations	206-221, 457-458, 461, 465

6	Directors, Senior Management and Employees
	Directors and senior management	42-45
	Compensation	69-93, 385-395, 486
	Board practices	48-52, 55-60, 69-71, 77, 101
	Employees	98, 127, 387
	Share ownership	82-84

7	Major Shareholders and Related Party Transactions
	Major shareholders	102, 509
	Related party transactions	487
	Interests of experts and counsel	Not applicable

8	Financial Information
	Consolidated statements and other financial information	97, 360-495, 534
	Significant changes	107, 488

9	The Offer and Listing
	Offer and listing details	532-533
	Plan of distribution	Not applicable
	Markets	531
	Selling shareholders	Not applicable
	Dilution	Not applicable
	Expenses of the issue	Not applicable

10	Additional Information
	Share capital	Not applicable
	Memorandum and articles of association	539-547
	Material contracts	510-511
	Exchange controls	538
	Taxation	535-538
	Dividends and paying agents	Not applicable
	Statement of experts	Not applicable
	Documents on display	547
	Subsidiary information	Not applicable

11	Quantitative and Qualitative Disclosure	169-359, 398-428, 430-431
about Market Risk

12	Description of Securities other than	512
Equity Securities

Item	Item Caption	Pages

PART II
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable

14	Material Modifications to the Rights of Security
	Holders and Use of Proceeds	Not applicable

15	Controls and Procedures	57-60, 94-96, 361
16	[Reserved]

16	A Audit Committee financial expert	55-60
16	B Code of ethics	99
16	C Principal Accountant Fees and services	55-60, 395
16	D Exemptions from the Listing Standards	Not applicable
for Audit Committees
16	E Purchases of Equity Securities by the	Not applicable
Issuer and Affiliated Purchasers
16	F Change in Registrant’s Certifying Accountant	Not applicable
16	G Corporate Governance	48-52
16	H Mine Safety Disclosure	Not applicable

PART III
17	Financial Statements	Not applicable

18	Financial Statements	360-495

19	Exhibits	562

	Signature	563

Contents

Strategic Report
2	Presentation of information
3	Forward-looking statements
3	Recent Developments
4	2013 Financial Results
8	Our purpose and values
10	Our business model and strategy
13	RBS at a glance
14	- UK Retail
15	- UK Corporate
16	- Wealth
17	- International Banking
18	- Ulster Bank
19	- US Retail & Commercial
20	- Markets
21	- Non-Core
21	- Business Services
22	Governance at a glance
24	Chairman’s statement
26	Chief Executive’s review
32	Economic and monetary environment
33	Risk overview
35	Sustainability

Detailed information
38	Governance report
104	Business review
169	Risk and balance sheet management
360	Financial statements
496	Additional information
528	Shareholder information
548	Abbreviations and acronyms
549	Glossary of terms
558	Index
561	Important addresses

Presentation of information
In this document, and unless specified otherwise, the term ‘company’ or ‘RBSG’ means The Royal Bank of Scotland Group plc, ‘RBS’, ‘RBS Group’ or the ‘Group’ means the company and its subsidiaries, ‘the Royal Bank’ or ‘RBS plc’ means The Royal Bank of Scotland plc and ‘NatWest’ means National Westminster Bank Plc.

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

The geographic analysis in the Business Review, including the average balance sheet and interest rates, changes in net interest income and average interest rates, yields, spreads and margins in this report have generally been compiled on the basis of location of office - UK and overseas – unless indicated otherwise. ‘UK’ in this context includes transactions conducted through the offices in the UK which service international banking transactions.

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

Non-GAAP financial information
The directors manage the Group’s performance by class of business, before certain reconciling items, as is presented in the segmental analysis on pages 478 to 485 (the “managed basis”). Discussion of the Group’s performance focuses on the managed basis as the Group believes that such measures allow a more meaningful analysis of the Group’s financial condition and the results of its operations. These measures are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Reconciliations of these non-GAAP measures are presented throughout this document or in the segmental analysis on pages 478 to 485. These non-GAAP financial measures are not a substitute for GAAP measures. Furthermore, RBS has divided its operations into “Core” and “Non-Core”. Certain measures disclosed in this document for Core operations and used by RBS management are non-GAAP financial measures as they represent a combination of all reportable segments with the exception of Non-Core. In addition, RBS has further divided parts of the Core business into “Retail & Commercial” consisting of the UK Retail, UK Corporate, Wealth, International Banking, Ulster Bank and US Retail & Commercial divisions. This is a non-GAAP financial measure. Furthermore, RBS has presented certain measures “excluding RBS Capital resolution (RCR)” which are deemed non-GAAP measures. Lastly, the Basel III net stable funding ratio, fully loaded Basel III ratio, liquidity coverage ratio, stressed outflow coverage and further metrics included in the Risk and balance sheet management section of this document represent non-GAAP financial measures given they are metrics that are not yet required to be disclosed by a government, governmental authority or self-regulatory organisation.

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group’s restructuring and new strategic plans, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; discretionary coupon and dividend payments; implementation of legislation of ring-fencing and bail-in measures; sustainability targets; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; and the Group’s exposure to political risks, including the referendum on Scottish independence, credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the ability to implement strategic plans on a timely basis, or at all, including the simplification of the Group’s structure, the divestment of Citizens Financial Group and the exiting of assets in RBS Capital Resolution as well as the disposal of certain other assets and businesses as announced or required as part of the State Aid restructuring plan; the achievement of capital and costs reduction targets; ineffective management of capital or changes to capital adequacy or liquidity requirements; organisational restructuring in response to legislation and regulation in the

United Kingdom (UK), the European Union (EU) and the United States (US); the implementation of key legislation and regulation including the UK Financial Services (Banking Reform Act) 2013 and the proposed EU Recovery and Resolution Directive; the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; litigation, government and regulatory investigations including investigations relating to the setting of LIBOR and other interest rates and foreign exchange trading and rate setting activities; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the US; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group’s operations) in the UK, the US and other countries in which the Group operates or a change in UK Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; impairments of goodwill; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the Group; reputational risk; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

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

Recent developments

Completion of sale of remaining interest in Direct Line Insurance Group (DLG)
Further to the announcement on 26 February 2014, RBS completed the sale of its remaining interest of 423.2 million ordinary shares in DLG on 27 February 2014 at a price of £2.63 pence per share, raising gross proceeds of £1,113 million.

RBS has now sold all its ordinary shares in DLG except for 4.2 million shares held to satisfy long term incentive plan awards granted by RBS to DLG management.

The sale marks the completion of RBS's EC-mandated disposal of its interest in DLG.

Board change
On 27 February 2014, RBS announced that Philip Scott, a non-executive Director, will step down from the Board by 31 October 2014.

On 7 March 2014, RBS announced the appointment of Morten Friis as a non-executive Director with effect from 10 April 2014.

Also on 7 March 2014, RBS announced that Anthony Di Iorio, a non-executive director, would step down from the Board on 26 March 2014.

On 4 April 2014, RBS announced that Ewen Stevenson had been appointed as an executive director and RBS Chief Financial Officer with effect from 19 May 2014.

Dividend Access Share and revised State Aid terms
The Company announced on 9 April 2014 that it had entered into an agreement ('DAS Retirement Agreement') with Her Majesty's Treasury ('HMT') to provide for the future retirement of the Dividend Access Share ('DAS') subject to the approval by the Company’s independent shareholders. The DAS Retirement Agreement sets out the process for removal of the DAS - a key element of the Government's 2009 capital injection into the Company and the associated European Commission approval of the State Aid package for the bank. Among other benefits, the retirement of the DAS will in future allow the Board of the Company to state more clearly a dividend policy to existing and potential investors.

The DAS was an important factor in the EC's assessment of the State aid RBS received and was part of the basis for its approval of that support in 2009. It was therefore necessary for the proposal for the eventual retirement of the DAS to be notified to the EC by HMT and this was done by HMT.

The EC concluded that the new arrangements for the eventual retirement of the DAS did not constitute new State aid and approved the changes to the Company's restructuring plan in its State Aid Amendment Decision of 9 April 2014. In addition, this decision included two further key commitments made by HMT to the EC as follows:

•
The deadline for the Company’s divestment of the Williams & Glyn business (by initial public offering, whole business sale or tendering procedure for its entire interest) has been extended. In the expected event of divestment by IPO, the Company must carry out this IPO before 31 December 2016 and complete the disposal of its entire interest in the Williams & Glyn business by 31 December 2017.

•
Citizens Financial Group, Inc. (‘Citizens’) will be disposed of by 31 December 2016, with an automatic 12 month extension if market metrics indicate that an IPO or subsequent tranches of disposal cannot be completed in an orderly fashion or at a fair value. On 1 November 2013, RBS announced that it would accelerate the divestment of Citizens with a partial IPO and that it planned to fully divest the business by the end of 2016. The obligation under the State Aid Amendment Decision to dispose of Citizens is therefore in line with the Company’s planned and publicly stated divestment timetable and already reflected in its capital and strategic planning.

The Company has entered into a Revised State Aid Commitment Deed under which it undertakes to do all acts and things necessary to ensure that HMT is able to comply with the revised State aid commitments made by HMT to the EC. HMT's obligations to the EC and the Company's commitments under the Revised State Aid Commitment Deed will remain in effect even if the DAS Retirement Agreement is not approved by independent shareholders.

Tomlinson Report
As discussed in more detail on page 470, in response to the Tomlinson Report, the Bank instructed the law firm Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report. Clifford Chance published its report on 17 April 2014 and concluded that there was no evidence to support the principal allegation. The Group continues to cooperate fully with the ongoing FCA investigation.

Card Protection Plan Limited
As discussed on page 470, the FCA announced on 22 August 2013 that Card Protection Plan Limited (CPP) and 13 banks and credit card issuers, including the Group, had agreed to a compensation scheme in relation to the sale of card and/or identity protection insurance to certain retail customers. The compensation scheme has now been approved by the requisite number of customers and by the High Court of England and Wales. CPP has written to affected policyholders to ask those who believe they have been mis-sold to submit their claims.  Claims that have been submitted to date are currently being processed.  Save for exceptional cases, all claims must be submitted before 31 August 2014.  The Group has made appropriate levels of provision based on its estimate of ultimate exposure.

SME banking market study
As discussed on page 472, the OFT announced its market study on competition in banking for SMEs in England and Wales, Scotland and Northern Ireland on 19 June 2013. Following a consultation on the scope of the market study, the OFT published an update paper on 27 September 2013 setting out its proposed scope. On 11 March 2014, the OFT set out some competition concerns on SME banking but also announced that its successor body, the CMA, would continue the review.  On the same day, the CMA indicated that it expected to come to a provisional decision on whether or not to refer SME banking to a more detailed phase 2 investigation by Summer 2014.

Cap on variable remuneration
The fourth EU Capital Requirements Directive (CRD IV), implemented for banks in the UK by the Prudential Regulatory Authority, imposes a 1:1 cap on variable remuneration in relation to salary; however with shareholder approval it is possible to award variable remuneration up to 200% of fixed pay (i.e. a 2:1 cap).

All of our major competitors have indicated that they will seek approval from their shareholders to introduce a 2:1 cap and the Board believes the best commercial solution for RBS would be to have the flexibility on variable compensation which is now emerging as the sector norm. This would also allow RBS to maintain the maximum amount of compensation that could be subject to performance conditions including claw back for conduct issues that may emerge in future.

On 24 April UKFI informed the board that it would vote against any resolution which proposes a 2:1 ratio. In these circumstances, the Board expects that such a resolution would fail and will therefore not be brought to the Annual General Meeting. HM Treasury has commented that it considers an increase to the cap on variable remuneration cannot be justified whilst RBS has yet to complete its restructuring and remains a majority publicly-owned bank, and notes that as a result of its pay policy RBS will remain a ‘back-marker’  in its overall remuneration compared to other banks.

The Board acknowledges that this outcome creates a commercial and prudential risk which it must try to mitigate within the framework of a 1:1 fixed to variable compensation ratio.

Moody's Investors Service
On 13 March 2014, Moody’s closed a second ratings review, first initiated on 12 February 2014 on RBS Group by lowering the credit ratings of RBSG and certain subsidiaries by one notch. The long term ratings of RBSG was lowered to ‘Baa2’ from ‘Baa1’ whilst the long term ratings of RBS plc and National Westminster Bank Plc were lowered to ‘Baa1’ from ‘A3’. Short term ratings were affirmed as unchanged. Post the review, the ratings outlook assigned was negative.

The ratings of Ulster Bank Ltd and Ulster Bank Ireland Ltd’s were impacted by the rating action on the RBS Group. Moody’s lowered its long term and short term ratings of these entities by 1-notch to ‘Baa3’ (long term)/’P-3’ (short term) from ‘Baa2’/’P-2’. A negative outlook was assigned to ratings, in line with the outlook on the RBS Group.

The long term ratings of subsidiaries, RBS Citizens National Association and Citizens Bank of Pennsylvania were not impacted by the rating action on the RBS Group and long term ratings of these entities were affirmed as unchanged by Moody’s. Ratings are on a negative outlook.

Standard & Poor’s
There have been no significant rating actions on RBS Group plc and its subsidiaries by Standard & Poor’s. However, on 23 April 2014 they published a report setting out their views on potential risks for banks and key considerations for rating banks in an independent Scotland.

2013 Financial Results

RBS reports a pre-tax loss for 2013 of £8,243 million, including regulatory and redress provisions of £3,844 million, and impairments and other losses of £4,823 million related to the establishment of RBS Capital Resolution (RCR).

Excluding the impact of the creation of RCR, RBS operating profit on a managed basis was £2,520 million, down 15% from 2012:

RBS has, on 27 February 2014, updated on its comprehensive business review, aimed at transforming the bank (see page 10).

2013 Financial Results

Third party assets were reduced by £130 billion over the course of 2013, with Markets down £72 billion and Non-Core down £29 billion. In the five years since the end of 2008, the funded balance sheet has been reduced by £487 billion and total assets by £1,191 billion.

The Core Tier 1 ratio was 10.9% at 31 December 2013. On a fully loaded Basel III basis, the Common Equity Tier 1 ratio was 8.6%. The impact of the regulatory and redress provisions booked in Q4 2013 was already reflected in our future capital plan, and RBS continues to target a fully loaded Basel III Common Equity Tier 1 ratio of c.11% by the end of 2015 and 12% or above by the end of 2016.

Continued improvement in credit quality, particularly in the UK Retail and Non- Core portfolios, saw risk elements in lending fall by 4%. Reflecting the increased impairments associated with the creation of RCR, provision coverage increased from 52% at end 2012 to 64% at end 2013.

RBS remains highly liquid, with short-term wholesale funding down £10 billion to £32 billion at the end of 2013, covered more than four times by a £146 billion liquidity portfolio.

Building a bank that is trusted by its customers
RBS has announced a refreshed strategic direction with the ambition of building a bank that earns its customers’ trust by serving them better than any other bank.

RBS will be structured around the needs of its customers, with seven existing operating divisions realigned into three businesses: Personal & Business Banking, Commercial & Private Banking and Corporate & Institutional Banking.

Ulster Bank in Northern Ireland will benefit from a closer integration with our personal, business and commercial banking franchises in Great Britain. We are continuing to explore further opportunities in the Republic of Ireland with a view to being a challenger to the systemic banks.

To position RBS to deliver a sustainable overall return on tangible equity of 12% plus in the long term, we must achieve a significant reduction in costs and complexity.

This simplification is intended to deliver significant improvements to services delivered to our customers while at the same time helping to bring our cost base down from £13.3 billion in 2013 to £8 billion in the medium term (1).

Future performance will be reported against customer and financial measures. Further details are set out on page 12.

Operating results
RBS recorded an operating loss of £8,243 million. On a managed basis RBS recorded an operating profit of £2,520 million excluding the impact of the creation of RCR which reduced income by £333 million and increased impairments by £4,490 million. Including these RCR-related impairment and other losses of £4,823 million(2), RBS recorded an operating loss of £2,303 million on a managed basis.

Total income increased by £1,816 million to £19,757 million primarily reflecting a lower accounting charge in relation to own credit adjustments; with expenses up 9% to £19,568 million. On a managed basis Group income, excluding the RCR impact of £333 million was down 10% to £19,775 million, principally reflecting a £1,161 million reduction in Markets income, with expenses down 4% to £13,313 million.

Retail & Commercial (R&C) operating profit was £2,693 million compared with £4,238 million in 2012. Excluding £1,385 million of impairments and other losses related to the creation of RCR, operating profit was down 4% to £4,078 million, with lower income in UK Corporate and International Banking offsetting improved impairments in Ulster Bank and UK Retail.

Markets operating profit was £620 million compared with £1,509 million in 2012. Excluding £18 million of impairments related to the creation of RCR, operating profit was down 58% to £638 million, reflecting its smaller balance sheet and reduced risk levels.

Non-Core losses were £5,527 million compared with £2,879 million in 2012. Excluding £3,420 million of impairments and other losses related to the creation of RCR, operating loss was down 27% to £2,107 million, with the cost base falling in line with run-off.

Loss attributable to shareholders was £8,995 million, reflecting the charges relating to the creation of RCR and legacy conduct litigation and redress, the write-down of goodwill and other intangible assets and deferred tax assets.

Notes:
(1)	Includes the impact of business exits such as Citizens Financial Group and Williams & Glyn; bank levy; restructuring costs; and, from 2015, the EU resolution fund charge.
(2)
During the year the Group recognised £4,823 million of impairment and other losses related to the establishment of RCR.  This comprises impairment losses of £4,490 million (of which £173 million relate to core Ulster Bank assets which were not transferred to RCR but are subject to the same strategy) and £333 million reduction in income reflecting asset valuation adjustments.

2013 Financial Results
Delivering our capital plan
To deliver our capital plan RBS has formed the Capital Resolution Group (CRG), which is made up of four pillars: exiting the assets in RCR, delivering the IPOs for both Citizens and Williams & Glyn, and optimising the bank’s group-wide shipping business.

RCR was set up from 1 January 2014 and will manage a pool of £29 billion of assets with particularly high capital intensity or potentially volatile outcomes in stressed environments, aiming to accelerate run-down of these exposures to free up capital for the bank. The revised strategy to run down high risk loans faster led to an increased impairment charge. When originally announced, RCR assets were projected to be £38 billion at the end of 2013, but accelerated disposals and increased impairments have reduced this total to £29 billion. Further details about RCR are set out on page 158.

During the course of 2013 RBS sold two tranches of its remaining shares in Direct Line Insurance Group, realising gross proceeds of £1,137 million. At 31 December 2013, RBS held 28.5% of Direct Line Insurance Group. On 26 February 2014, RBS announced that it had entered into a placing agreement to complete the sale of its residual interest (except for 4.2 million shares held to satisfy long term incentive plan awards granted by RBS to Direct Line Group management). Accordingly, on settlement of the placing, the Group will have completed the disposal as required by the European Commission.

On 27 November 2013, RBS announced the sale of its remaining economic interest in the WorldPay global payments business. A gain on sale of £159 million was recognised in Q4 2013.

On 1 November 2013, RBS announced plans to accelerate the divestment of Citizens, its US banking subsidiary. Preparations for a partial initial public offering (IPO) in 2014 remain on track, and the bank intends to fully divest the business by the end of 2016.

Following the conclusion of a £600 million pre- IPO investment by a consortium of investors led by global financial services specialists Corsair Capital and Centerbridge Partners, and including the Church Commissioners for England and RIT Capital Partners plc, the Williams & Glyn business (formerly known as “Project Rainbow”) has made good progress towards its IPO.

Discussions with the UK Government over the retirement of the Dividend Access Share (DAS) are well advanced. A successful restructuring of the DAS will represent a significant step towards the normalisation of RBS’s capital structure.

On 16 December 2013, RBS cancelled its £8 billion Contingent Capital Facility with HM Treasury.

Legacy conduct issues
As announced in a trading update on 27 January 2014, RBS has provided £1,910 million in Q4 2013 covering claims and conduct-related matters primarily relating to mortgage-backed and other securities litigation. Regulatory and litigation provisions for the full year amounted to £2,394 million.

An additional £465 million provision for Payment Protection Insurance (PPI) redress and related costs was booked in Q4 2013, making a total of £900 million for the full year 2013. Out of a cumulative PPI provision of £3.1 billion, £2.2 billion had been utilised by 31 December 2013. The remaining £0.9 billion provision covers approximately 12 months at current levels of redress and administrative expenses.

A further £500 million provision was made in Q4 2013 for interest rate hedging products redress and administration costs, reflecting higher volumes, higher anticipated redress payments and recalibration of our methodology based on more recent trends. The total charge for the full year was £550 million making a total of £1.25 billion of which £0.2 billion had been utilised by 31 December 2013.

2013 Financial Results

Over time, with steady focus and disciplined delivery, the new RBS will emerge. The businesses we operate will be highly effective and relentless in their pursuit of delivering service that makes us number one for customers.

Serving our customers
Investment of £700 million has been committed over the next 3-5 years to build the best retail and commercial bank in the UK. Investment in digital channels continued, with 50% of eligible customers now banking online or on mobile.

Mortgage balance growth was affected in H1 2013 by advisor training, but application volumes recovered during the second half, helped by RBS’s lead in launching the second phase of the Help to Buy scheme. Gross new lending in 2013 was £14.3 billion, up 3% from 2012. This represented an 8% market share, slightly in excess of RBS’s share of mortgage stock.

UK Corporate will implement all the recommendations of the independent review of its lending standards and practices led by Sir Andrew Large.

Support for SME customers during 2013 included pro-active ‘Statements of Appetite’ sent to over 12,000 customers, resulting in more than £5.9 billion of new loan offers.

SME demand for credit has picked up over the course of the year, with new and increased lending sanctioned in 2013, up 6% from the prior year to £9.9 billion. SMEs drew down £6.4 billion of new loans in 2013, up 2% from 2012. However, businesses’ cash generation remained strong, with SME current account balances up 13% from the end of 2012. Many customers increased their loan repayments and reduced overdraft utilisation, which dropped to 37% at the end of 2013 compared with 42% a year earlier.

Among larger businesses, £12.9 billion of new facilities were made available to new and existing clients. RBS also helped UK companies, universities and housing associations to raise £24.7 billion through bond issues in 2013.

RBS repaid all its borrowings from the Bank of England Funding for Lending Scheme (FLS) in 2013 but continues to participate fully in the scheme. In the period since launch to 31 December 2013, RBS allocated more than £4.7 billion of new FLS-related lending to business customers, with discounts targeted at SMEs and mid-sized manufacturers. We intend to remain in the scheme throughout 2014 (subject to no further changes in the scheme rules).

Total net lending flows reported within the scope of the FLS scheme were minus £2,295 million in Q4 2013, with net lending of plus £349 million to households and minus £2,645 million to private sector non-financial corporations, of which minus £671 million was to SMEs.

Our purpose and values

We are here to serve our customers. From the end of 2008 we have drastically changed as a business – our balance sheet has reduced by £1,191 billion, our capital ratios strengthened, our conduct and risk management framework overhauled. As a result, we are smaller, safer and stronger with a clearer focus. However, there was a clear need to unite the bank behind a single purpose and common set of values.

Our purpose:	Serve customers well.
Our vision:	We want to be trusted, respected and valued by our customers, shareholders and communities.

Our future is not about us, it is about our customers. We needed to ensure that this ran through the bank – from boardroom to branch. We spent time with colleagues across the bank debating what should be at the core of our ambition to build a bank known for its consistent, high quality customer service. We agreed on a single, simple purpose – to serve customers well. We want to be trusted, respected and valued by our customers, shareholders and communities. To do this we have put a common set of values at the heart of how we do business. Our values are not new, but capture what we do when we are at our best.

Our values:
Serving customers
We exist to serve customers.
We earn their trust by focusing on their needs and delivering excellent service.

Working together
We care for each other and work best as one team.
We bring the best of ourselves to work and support one another to realise our potential.

Doing the right thing
We do the right thing.
We take risk seriously and manage it prudently.
We prize fairness and diversity and exercise judgement with thought and integrity.

Thinking long term
We know we succeed only when our customers and communities succeed.
We do business in an open, direct and sustainable way.

All this comes together in Our Code.

Our purpose and values

We have a programme of change in place that embeds a working culture which celebrates challenge when business decisions or behaviours are not in line with our values. We have engaged our employees to stimulate ideas and change that ultimately results in material improvements to the customer experience.

At the beginning of 2013, a personalised letter launching the new purpose and values was signed by the members of our Executive Committee and sent to all of our employees. Employees were invited to engage in an open debate online to discuss the new values – 25,000 joined that conversation.

Regional leadership workshops were designed to build understanding and engagement for more than 3,000 of our leaders. Those leaders then engaged locally to help their people understand how the purpose and values were relevant to their business area. By September, 66% of staff had been involved in a conversation with their leader, and 93% of those have a better understanding of the relevance to their part of the business.

We made fundamental, lasting changes to the way we do business by re-writing our code of conduct and policy framework. Our Code was an important milestone in our focus on the customer and our values. Our Code included a new decision making tool – the YES Check.

 It is a simple guide to help employees check whether they are making the right decision in line with our purpose and values. Mapped back to regulatory principles, the YES Check was another important recognition that the decisions we take everyday impact our customers and our communities.

We have continued to professionalise our customer facing staff, committing to accredit them against professional standards by the end of 2014.

We also changed the way we recognise the best behaviours in the bank. We launched Our Values Awards for all our employees and nominations were submitted of examples where people were living the values and serving customers well.

New Leadership Standards were developed to align them directly with our values. These standards support Our Code and provide us with a clear view of what is expected from leaders and is being built into how we recruit, develop and reward them.

We have made progress but we need to continue to have a rigorous focus on how to serve customers well, and work to fully embed our values in everything we do. Our employees believe in the goals of RBS and already 1 in 2 people have seen a change in how their team works.

Our business model and strategy

The RBS business model is that of a UK-focused retail and commercial bank. Our market leading customer franchises in the UK serving personal, business and corporate customers in the RBS strategy. Our wholesale banking operations in the corporate and institutional business enhance and complement the proposition to our commercial customers.

Our major source of income in our retail and commercial banking businesses is net interest income. This is the difference between the income we earn from the loans and advances we have made to our personal, corporate and institutional customers and on our surplus funds and the interest we pay on deposits placed with us by our customers and our debt securities we have issued. We also earn fees from financial services and other products we provide to our customers as well as rental income from assets we lease to our customers.

Our Markets business earns income from client driven trading activities particularly Rates, Currencies, Asset-Backed Products and Credit.

Our leading customer franchises serve 24 million customers globally, of which more than 70% are in the UK. We aim to provide them with a comprehensive range of products, delivered through a number of channels, which are increasingly digital.

We do business in competitive markets but we have strong franchises and good growth opportunities, and we aim to target our investment to maximise these opportunities.

Over the period 2009-2013, the RBS strategic approach has focused first and foremost on rebuilding financial resilience:
•	reducing total assets, principally through the run-off of the Non-Core;
•	reducing risk concentrations;
•	reducing dependence on short-term wholesale funding while achieving a deposit-led funding model; and
•	reducing balance sheet leverage.

This emphasis was necessary in order to correct historical weaknesses and to set RBS on a sound footing, but it left us falling short in our ability to build long-term shareholder value on the foundation of serving our customers and meeting more of their financial needs.

In 2013 we have refocused our Markets and International Banking businesses to deliver a targeted wholesale banking proposition to UK corporates and global financial institutions.

Strategic review
On 1 November 2013 RBS announced a full review of its customer-facing businesses, its IT and operations, and its organisational and decision-making structures. As a result of this review, we have announced a refreshed strategic direction with the ambition of building a bank that earns its customers’ trust by serving them better than any other bank.

Business structure
RBS will be structured to deliver this ambition by organising itself around the needs of its customers, so as to combine customer groups with similar needs into business units able to deliver co-ordinated services. The seven existing operating divisions will be realigned into three businesses:
•
Personal & Business Banking will serve UK personal and affluent customers together with small businesses (generally reporting up to £2 million turnover), with more business bankers moving back into branches.

•
Commercial & Private Banking will serve commercial and mid-corporate customers and high net worth individuals, deepening relationships with commercial clients operating overseas through its market leading trade and foreign exchange services, while connecting our private banking brands more effectively to successful business owners and entrepreneurs.

Our business model and strategy

	Personal & Business Banking	Commercial & Private Banking	Corporate & Institutional Banking

CEO	Les Matheson	Alison Rose	Donald Workman
RWAs profile (%)(1)	~35%	~30%	~35%
Operating profit profile (%)(1)	~50%	~30%	~20%
Target RoE(1)	15%+	15%+	~10%(2)

Notes:
(1)	All business targets refer to steady state performance 2018 - 2020.
(2)	7-8% medium-term.
(3)	This table contains forecasts with significant contingencies. Please refer to “Forward Looking Statements” and “Risk Factors”.

Corporate & Institutional Banking will serve our corporate and institutional clients primarily in the UK and Western Europe, as well as those US and Asian multinationals with substantial trade and investment links in the region, with debt financing, risk management and trade services, focusing on core product capabilities that are of most relevance to our clients.

Ulster Bank in Northern Ireland will benefit from a closer integration with our personal, business and commercial franchises in Great Britain, while continuing to operate under the Ulster Bank brand. We are continuing to review our business in the Republic of Ireland with a view to being a challenger to the systemic banks in Ireland.

The reorganised bank will be a UK-focused retail and corporate bank with an international footprint to drive its corporate business. It will be managed as one bank, with one strategy.

Each of the three businesses is built on franchises that have the potential to be the number one bank for their respective customer groups. Each is designed to:
•	Serve customer needs better than the existing operating divisions.
•	Help eliminate duplication of costs in front and back offices.
•	Position RBS to deliver a sustainable overall return on tangible equity of 12% plus in the long term.

A more detailed review of component business lines continues within each business, and further updates will be provided over the course of the year.

Addressing costs and returns
Key to achieving this is a significant reduction in RBS’s costs and complexity. Transforming the bank to deliver this involves rationalising and simplifying systems, based on a target architecture with improved resilience.

Examples of these measures include:
•	The number of technology platforms we use will be reduced by over 50%.

•	We will move from 50 core banking systems to around 10.

•	From 80 payment systems currently maintained we will move to approximately 10.

•	Our property portfolio will be reduced from 25 million square feet to 18 million square feet, including significant reductions in central London.

•	We will maintain a similar level of investment spending but directed at customer facing process improvements, instead of maintaining inefficient legacy infrastructure.

This simplification is intended to deliver significant improvements to services delivered to our customers but at the same time serves as the cornerstone of a programme designed to bring our cost base down from £13.3 billion in 2013 to £8 billion in the medium term, including the impact of business exits such as Citizens Financial Group and Williams & Glyn, the bank levy, restructuring costs and, from 2015, the EU resolution fund charge. This plan will take RBS towards a cost:income ratio of around 55%, moving towards 50% in the longer term. Bringing our cost base back into alignment with the reduced scale of our business underpins our potential to deliver improved returns in future years.

The costs to achieve this plan will total approximately £5 billion over 2014 to 2017; of this approximately £1 billion has already been committed to previous plans related primarily to Citizens, Williams & Glyn and the previous restructuring announced for Markets. Approximately £0.6 billion relates to the costs of achieving asset reductions and realisations in Markets as we reshape this business over the next three to five years.

Our business model and strategy

	Measure	2013	Medium term	Long term

Customer	Service(1)	<25% of businesses at #1		All businesses at #1
	Trust			#1 trusted bank in the UK

People	Great place to work			Engagement index ≥ Global Financial Services norm (2)

Efficiency	Cost:income ratio	73%(3)	~55%(3)	~50%(3)
	Costs	£13.3 billion	~£8 billion(3)

Returns	Return on tangible equity(4)	Negative	~9-11%	12%+

Capital strength	Common Equity Tier 1 ratio(5)	8.6%	≥12%	≥12%
	Leverage ratio(5)	3.5%	3.5-4%	≥4%

Notes:
(1)
Measured by Net Promoter Score, with the exception of Corporate & Institutional Banking, which will use customer satisfaction. NPS nets the percentage of “promoters” (loyal enthusiasts of the company) and the percentage of “detractors” (unhappy customers) to give a measure of customer advocacy.

(2)	Global Financial Services norm currently stands at 82%.
(3)	Including bank levy, restructuring charges and, from 2015, the EU resolution fund charge.
(4)	Calculated with tangible equity based on CET1 ratio of 12%.
(5)	Fully loaded Basel III.
(6)	This table contains forecasts with significant contingencies. Please refer to “Forward Looking Statements” and “Risk Factors”.

Delivery of 2009-2013 Strategic Plan
In 2009 RBS set out a five year strategic plan aimed at restoring RBS to standalone strength.
The plan was built on four business objectives:
•	To base RBS on enduring customer franchises, with each business capable of generating a sustainable return in excess of its cost of capital
•	To deliver the RBS strategy from a stable risk profile and balance sheet, with each banking business self-funding (100% loan:deposit ratio)
•	To deliver an attractive blend of profitability, stability and sustainable growth from the chosen business mix
Management hallmarks to include an open, investor-friendly approach; discipline and proven execution effectiveness; strong risk management; and central focus on serving our customers well.

We set out key measures and have consistently reported on our progress against these over the course of the five year plan. Progress against the risk measures has been strong, with all targets exceeded, in some cases by very large margins. Progress against value drivers, however, has not lived up to our expectations at the time the plan was established, with deterioration in both return on equity and cost:income ratio.

RBS at a glance

“We must become a company that knows what it means to obsess about our customers. This is a fundamental challenge that will involve the whole organisation.”

RBS is rooted in the UK, serving personal, business and institutional customers in the UK and many other countries. Our businesses are strong players in the markets in which we choose to compete. The businesses are stronger together than apart, to the benefit of customers and shareholders.

RBS is now safer and the day when we will be able to offer shareholders a decent return is closer. But making RBS a really good bank demands more. That is why we are still investing more effort in all of our businesses to serve customers well.

RBS at a glance

UK Retail

Customer story

Mobile nation
With over one billion logins since its launch, the RBS mobile banking app helps customers access their money while on the move.

Over £30 million transferred every day
At the swipe of a smartphone customers can check their balance, move money, view their transaction history, pay a contact or even take cash out without a debit card. With over £30 million transferred every day, it’s actually the bank’s busiest branch: over a 30 day period, we had around 78 million logins which is equal to each customer visiting a physical branch around 30 times a month.

By contrast, people tend to visit an actual branch less than once a month.

Performance highlights	2013	2012

Return on equity (%)	26.3	24.4
Cost:income ratio (%)	54	51
Loan:deposit ratio (%)	97	97
Risk-weighted assets (£bn)	43.9	44.8

We offer a comprehensive range of banking products and related financial services to the personal market. We serve customers through the RBS and NatWest networks of branches and ATMs, and also through telephone and digital channels.

Performance overview
•	Operating profit increased 3% from £1,891 million to £1,943 million, driven by a decline in impairment losses.
•	Mortgage balance growth was affected in H1 2013 by advisor training but recovered during H2 2013.
•	Customer deposits increased by 7%, above UK market average.
•	Net interest margin held steady, despite tightening margins on new mortgages. Lower income was earned on current account balances, but savings margins improved.

Building a better bank that serves customers well
In March 2013 UK Retail announced its strategy to become a simpler and more customer focused business. Investment of £700 million over the next 3-5 years has been committed to build the best retail bank in the UK. Investment in digital channels continued, with half of all eligible customers now banking online or on mobile. Although branch counter transactions have fallen 30% since 2010 a programme to refurbish our branches has begun.

RBS at a glance

UK Corporate

Chris Sullivan
Chief Executive

Customer story
Stormy weather
The UK suffered from terrible weather at the end of 2013, which caused serious damage and destruction. Adverse weather can have a dramatic effect on a business – loss of property and stock, failing systems, supply chain failures and halted trading – pushing them into financial difficulty, impacting employees and local communities. To help ease the pressure for businesses who have been directly or indirectly affected, we launched a £250 million UK Storm Business Fund. Interest-free loans can be provided for three months to viable and eligible businesses, whether or not they are existing customers (maximum of £250k per loan). Short-term, interest-free financing can be provided to cover, for example, cost of repairs and replacement stock while businesses wait for insurance claims to be paid.

Performance highlights	2013	2012

Return on equity (%)	7.9	14.5
Cost:income ratio (%)	50	44
Loan:deposit ratio (%)	80	82
Risk-weighted assets (£bn)	86.1	86.3

We are a leading provider of banking, finance and risk management services to the corporate and SME (small and medium-sized enterprise) sector in the United Kingdom. We offer a full range of banking products and related financial services.

Performance overview
•	Operating profit was down 41% at £1,060 million. Excluding £410 million impairments related to the creation of RCR, operating profit was down 18%.
•	Impairments included an additional £410 million related to the creation of RCR. Excluding this, impairments were 7% lower than in 2012.
•	Excluding the impact of increased impairment losses related to the creation of RCR, return on equity was 11%.
•	Net interest income fell in a lower interest rate environment.
•	Continued run-off of property and shipping outweighed growth in other sectors, leaving loan balances down 5%.

Building a better bank that serves customers well
To reinforce its commitment to supporting the UK economy, RBS appointed Sir Andrew Large to lead an independent review of its lending standards and practices. UK Corporate has undertaken to implement all the Independent Lending Review’s recommendations and is adopting a revised strategy to accomplish this. Support for SME customers included proactive “Statements of Appetite” sent to over 12,000 customers, resulting in approximately £6 billion of new loan offers.

RBS at a glance

Wealth

Rory Tapner
Chief Executive

Customer story
Network connection
Every entrepreneur knows the power of networking to build connections and contacts. Taking that network to the next level takes time and effort, things which are often in short supply.

Coutts were able to bring the right people to the table

However, Coutts’ focus on adding value to every relationship can also help bring the right people together. When one client was looking to diversify into renewables and food security in the Middle East, Coutts were able to bring the right people to the table, providing a catalyst for the client’s growth opportunities and showing the value of our inter-connected world.

Performance highlights	2013	2012

Return on equity (%)	12.0	13.1
Cost:income ratio (%)	77	75
Loan:deposit ratio (%)	45	44
Risk-weighted assets (£bn)	12.0	12.3

We provide private banking and investment services in the UK through Coutts & Co and Adam & Company; offshore banking through RBS International, NatWest Offshore and Isle of Man Bank; and international private banking through Coutts & Co Ltd.

Performance overview
•	Operating profit was 9% lower at £221 million.
•	Income was 7% lower, with net interest income declining over the year, reflecting tighter deposit spreads. Deposit margins improved in the fourth quarter following a repricing initiative.
•	Assets under management rose 3%, but total client assets and liabilities managed by the division declined by 2% following the repricing initiative.
•	Expenses were 4% lower, partly reflecting reduced headcount and tight discretionary cost management.

Building a better bank that serves customers well
2013 saw a major shake-up of the UK financial advice landscape with the implementation of the Retail Distribution Review. Clients welcomed Coutts’ new fully compliant advice led model, where advisers must achieve the more stringent Level 6 rating, in excess of the Level 4 minimum required by the Financial Conduct Authority. Work continued to streamline client-facing processes and drive increased technology benefits.

RBS at a glance

International Banking

John Owen
Chief Executive

Customer story
Straight ahead
TomTom’s navigation and location systems are used by customers in over 35 countries. To comply with finance regulations, they had to implement a standard format for payments across the Single Euro Payments Area.

Used by customers in over 35 countries

They also wanted to use this as an opportunity to make payments more efficient and reduce risk. They worked closely with RBS to make a number of changes to their internal processes and thanks to meticulous planning and communication, the changes were successful. TomTom now has one, single payment process for suppliers across the world.

Performance highlights	2013	2012

Return on equity (%)	3.9	9.1
Cost:income ratio (%)	73	66
Loan:deposit ratio (%)	91	91
Risk-weighted assets (£bn)	49.0	51.9

We offer a core banking proposition to multinational corporates and financial institutions by providing debt financing, risk management and transaction services. We work with clients to find the best product mix to execute their strategy.

Performance overview
•
Operating profit decreased by 53% to £279 million, with cash management income depressed by the decline in LIBOR interest rates. Excluding impairments of £52 million related to the creation of RCR, operating profit was down 44%.

•	Expenses were reduced by 5%, as International Banking kept costs under tight control and achieved timely run-off of discontinued businesses.
•	Customer deposits declined by 15% in line with a change in Group funding strategy.

Building a better bank that serves customers well
With business conditions still challenging as themes of low interest rates and margin compression continue, International Banking remained focused on cost discipline throughout 2013. The division continued to strengthen its balance sheet, reducing risk-weighted assets by 6%, despite the introduction of more severe credit risk models. RBS received a number of awards for trade finance and cash management services.

RBS at a glance

Ulster Bank

Jim Brown
Chief Executive

Customer story
Home run
Demand for affordable housing is extremely high across the UK and Apex, one of Northern Ireland’s largest housing associations, is working hard to help meet this need. Apex employs 570 people and has over 4,000 units under management, including general needs housing, supported housing, sheltered housing and registered care.

1,000 brand-new social and affordable homes

A £10 million loan from Ulster Bank will help Apex deliver around 1,000 brand new social and affordable homes, creating much-needed new homes as well as hundreds of construction jobs.

Performance highlights	2013	2012

Return on equity (%)	(32.4)	(21.8)
Cost:income ratio (%)	64	62
Loan:deposit ratio (%)	120	130
Risk-weighted assets (£bn)	30.7	36.1

We are a leading retail and commercial bank in Northern Ireland and the Republic of Ireland. We provide a comprehensive range of financial services through our Retail Markets and Corporate Markets divisions.

Performance overview
•
Operating loss for 2013 was £1,457 million, including increased impairment losses of £892 million relating to the creation of RCR. Excluding the impact of the creation of RCR, operating loss improved by £494 million or 48%.

•	Impairment losses improved significantly, excluding the RCR impact, with a 64% reduction in losses in the mortgage portfolio.
•	Retail and SME deposit balances increased by 2%, offset by a reduction in wholesale customer balances, resulting in a 2% decline in total deposit balances.

Building a better bank that serves customers well
The creation of RCR will expedite the resolution of underperforming, capital intensive assets and allow Ulster Bank to focus on building a stronger core business for the future. Ulster Bank is committed to supporting the Irish economic recovery and £1.7 billion of funding has been made available to support new lending in 2014, £1 billion for business customers and £700 million for personal customers.

RBS at a glance

US Retail & Commercial

Bruce Van Saun
Chief Executive, RBS Citizens and
Head of RBS Americas

Customer story
System success
The system helped create a much better customer experience. Cheques and documents  can now be scanned at the teller window, with transactions being balanced there and then in front of the customer. That means fewer errors and corrections as well as helping to reduce fraud.

Helped create a much better customer experience

BIC supports our goal of becoming our customers’ primary banking partner through greater convenience, more privacy and fewer errors. Now we have a truly functional tool that delivers efficiency and security for our customers.

Performance highlights	2013	2012

Return on equity (%)	7.2	8.9
Cost:income ratio (%)	73	71
Loan:deposit ratio (%)	91	86
Risk-weighted assets (£bn)	56.1	56.5

We provide financial services primarily in the Northeastern, Mid-Atlantic and Midwest United States through the Citizens Bank, Charter One and RBS Citizens brands. We are engaged in retail and corporate banking activities.

Performance overview
•	Operating profit of $1,012 million was down 15%, with low short-term interest rates continuing to limit net interest margin expansion while rising long-term rates slowed mortgage refinance volumes.
•	Average loans and advances were flat, with commercial loan growth of 5% partly offset by run-off of long-term fixed rate consumer products.
•	Impairment losses increased by $99 million to $244 million.

Building a better bank that serves customers well
On 1 November 2013 RBS announced plans to accelerate the initial public offering of RBS Citizens Financial Group (RBSCFG) into the second half of 2014. It is expected that by the end of 2016 RBSCFG will be a standalone regional bank, wholly owned by public shareholders. RBSCFG commenced a number of actions in 2013 aimed at improving financial performance, driving profitable growth by focusing on the customer and delivering a differentiated experience.

RBS at a glance

Markets

Peter Neilson Co-CEO	Suneel Kamlani Co-CEO

Customer story
Weighing anchor
Peel Ports Group, one of the UK’s biggest port operators, handles over 65 million tonnes of cargo a year. An RBS backed refinancing programme has enabled the development of Liverpool2, the new deep sea container terminal in the Port of Liverpool, costing in excess of £300 million.

The benefit of this investment is hugely positive.

As one of their most important sites,  this investment in growth will assist the UK’s shipping industry to remain globally competitive as well as acting as a catalyst for future development. It’s believed Liverpool2 will help create around 5,000 jobs in Merseyside, including additional apprenticeships – a great boost for the local economy.

Performance highlights	2013	2012

Return on equity (%)	5.0	9.6
Cost:income ratio (%)	79	66
Risk-weighted assets (£bn)	64.5	101.3

We provide financing, risk management and advisory services to RBS corporate and institutional clients.

Performance overview
•
Operating profit fell by £889 million, 59% to £620 million with income falling by 26%, partly offset by significant cost reductions. The de-risking of Markets resulted in a 36% reduction in risk-weighted assets.

•	Currencies income increased but returns from the Rates business were subdued.
•	Costs fell by 11%, reflecting a reduction in headcount of 1,000 evenly split between front and back office – and tightly controlled discretionary expenses.
•	Third party assets were reduced by £72 billion (down 25%) and risk-weighted assets by £37 billion (down 36%).

Building a better bank that serves customers well
In 2013, Markets launched and executed a strategy aimed at reducing risk, tightening controls, consolidating the geographic footprint and reducing complexity by refocusing on the franchise’s core strengths. The division met or exceeded all internal targets for reducing controllable costs, risk-weighted assets and the balance sheet, while meeting revenue and income expectations. Lower income in 2013 compared with 2012 reflected both the strategic scaling back of the balance sheet and risk reduction in a difficult market environment with client activity limited by uncertainty over monetary policy in the US.

RBS at a glance

Non-Core

Rory Cullinan
Chief Executive

Established in 2009 as the principal vehicle of risk reduction. At inception it had £258 billion of Third party assets and £171 billion of risk weighted assets. Non-Core reduced these assets in a capital efficient manner and at a pace the bank could afford.

Performance overview
•	Third party assets declined by £29 billion, or 51% reflecting run-off, disposals and impairments.
•	Risk-weighted assets were down £31 billion, driven by disposals and run-off.
•	Operating loss of £5,527 million was £2,648 million higher than in 2012, predominantly due to £3,118 million of 2013 impairments related to the creation of RCR.

Building a better bank that serves customers well
Non-Core has successfully achieved and surpassed its five year strategic plan target set in 2009, reducing third party assets by 89% from an initial £258 billion. By the end of 2013 Non-Core represented c.4% of RBS’s funded balance sheet, compared with 21% when the division was created. While the new RCR is similar in size to Non-Core, the assets have been selected on a different criteria and are not directly comparable.

Business Services

Simon McNamara
Group Chief Administrative Officer

In Business Services we keep RBS running, supporting our customers 24 hours a day, 365 days a year. We put money in the ATMs, keep the bank’s technology systems operating, help to keep our customers safe from fraud, process billions of pounds worth of payments across the world, and provide call centre and online services to customers.

We work across four business areas: Technology Services, Group Operations, Corporate Services and Strategy & Architecture. Together we connect colleagues and customers, providing the tools and services that help us to serve our customers when and where they need us.

•	We issued two million time-saving contactless cards in 2013 allowing customers to make quick and easy payments for everyday items under £20 in less than a second.

•	Through our Simplifying Customer Life initiative 4,500 ideas have been submitted improving over four million customer interactions each year.

•	We have delivered almost 50 Cyber Crime and Fraud Prevention seminars to more than 2,500 RBS customers, non-customers and RBS Relationship Managers worldwide.

•	Over two million customers log on to online or mobile banking every day.

•	Since 2010, when we launched our mobile app, we have had more than a billion log-ons.

•	Our energy initiatives have resulted in an 18% reduction in energy consumption in our flagship buildings during 2013.

•	We introduced a funds transfer option on our ATMs, which allows customers to move funds between their accounts.

•
IT incidents in recent years have caused inconvenience to our customers. To reduce the impact of any technology outages on our customers, we are investing over £750 million in a three-year period to improve the resilience of our systems, becoming safer and more secure.

Governance at a glance

Board and committee activity increased significantly in 2013, with a number of key strategic issues taking centre stage, and Board committees continued to play a crucial role in our governance framework, undertaking their complex work comprehensively and effectively supporting the work of the Board.

Conduct and culture have been key areas of focus throughout the year and our 2013 results reflect the impact that conduct related matters continue to have on financial and operating performance. The Board fully supports our new values, which were launched in 2013 and focus on serving customers, working together, doing the right thing and thinking long term. It is vital that the Board continues to set the tone from the top to drive essential cultural change and that our governance framework continues to evolve to support this and our key strategic changes. These will be key priorities for the Board and its Committees in 2014.

Philip Hampton
Chairman of the Board of directors

Our Board
The Board has 11 directors comprising the Chairman, two executive directors and eight independent non-executive directors, one of whom is the Senior Independent Director.  Biographies for each director and details of which Board Committees they are members of can be found in the Corporate governance report on pages 42 to 45.

There were a number of changes to the Board’s composition during 2013, details of which can be found in the Chairman’s Statement on pages 24 and 25 and in the Corporate governance report on page 48.

The Board is the main decision-making forum for the company. It is collectively responsible for the long-term success of the company and is accountable to shareholders for financial and operational performance.

The Board has overall responsibility for the following areas:
•	the establishment of strategy and consideration of strategic challenges;

•	the management of the business and affairs of the Group;

•	ensuring that risk is managed effectively through the approval and monitoring of risk appetite;

•	considering stress scenarios and agreed mitigants and identifying longer term strategic threats to the Group’s business operations;

•	the allocation and raising of capital; and

•	the preparation and approval of the RBS annual report and accounts.

We conducted an internal evaluation of the effectiveness of the Board and its committees in 2013, led by the Group Secretary. The evaluation has concluded that the Board is operating effectively but has identified some areas for improvement which we will focus on during 2014.

Our Board committees
Group Audit Committee
Assists the Board in discharging its responsibilities for monitoring the integrity of the financial statements of the Group. It reviews the accounting policies, financial reporting and regulatory compliance practices of the Group and the Group’s system and standards of internal controls, and monitors the Group’s processes for internal audit and external audit.

For more detail of the operation of the committee please refer to the full committee report on pages 55 to 60.

Board Risk Committee
Provides oversight and advice to the Board on current and potential future risk exposures of the Group and risk strategy. It reviews the Group’s compliance with approved risk appetite and oversees the operation of the Group Policy Framework.

For more detail of the operation of the committee please refer to the full committee report on pages 61 to 66.

Group Performance and Remuneration Committee
Responsible for overseeing performance and the Group’s policy on remuneration. It also considers senior executive remuneration and makes recommendations to the Board on the remuneration of executive directors.

For more detail of the operation of the committee please refer to the full committee report on pages 69 to 93.

Governance at a glance

Board of directors and Executive Committee

Board

Chairman	Executive directors	Non-executive directors
Philip Hampton	Ross McEwan Nathan Bostock	Sandy Crombie Alison Davis Tony Di lorio Robert Gillespie Penny Hughes Brendan Nelson Baroness Noakes Philip Scott
Secretary and Head of Corporate Governance
Aileen Taylor

Executive Committee*
Ross McEwan	Group Chief Executive
Nathan Bostock	Group Finance Director
Rory Cullinan	Chief Executive, RBS Capital Resolution Group
Suneel Kamlani	Co-Chief Executive, Markets
Les Matheson	Chief Executive, UK Retail
Simon McNamara	Group Chief Administration Officer
Jon Pain	Group Head of Conduct & Regulatory Affairs
David Stephen	Group Chief Risk Officer
Chris Sullivan	Chief Executive, Corporate Banking
Bruce Van Saun	Chief Executive, RBS Citizens Financial Group, Inc and Head of RBS Americas

* As at the date of signing of the Annual Report and Accounts.

Group Nominations Committee
Assists the Board in the selection and appointment of directors. It reviews the structure, size and composition of the Board, and membership and chairmanship of Board committees.

For more detail of the operation of the committee please refer to the full committee report on pages 53 and 54.

Group Sustainability Committee
Responsible for overseeing and challenging how management is addressing sustainability and reputation issues relating to all stakeholder groups, except where such issues have already been dealt with by other Board committees.

For more detail of the operation of the committee please refer to the full committee report on pages 67 and 68.

Executive Committee
Supports the Group Chief Executive in managing the Group’s businesses. It reviews strategic issues and initiatives, monitors financial performance and capital allocations and considers risk strategy, policy and management.

RBS Capital Resolution (RCR) Board Oversight Committee
Provides oversight of RCR’s progress against, and compliance with, its primary objective and asset management principles. It reports to the Board on its own activities and recommends changes, where appropriate, to RCR strategy.

UK Corporate Governance Code
This is the first year that we are reporting under the new narrative reporting requirements which include the new Strategic Report and changes in remuneration reporting. Throughout the year ended 31 December 2013, the company has complied with all of the provisions of the UK Corporate Governance Code except in relation to provision (D.2.2) that the Group Performance and Remuneration Committee should have delegated responsibility for setting remuneration for the Chairman and executive directors. The company considers that this is a matter which should rightly be reserved for the Board. Our statement of compliance with the UK Corporate Governance Code (the “Code”)  is set out on page 96.

Chairman’s statement

Chairman’s statement

Philip Hampton
Chairman

“We are confident that the actions announced will deliver a customer focused bank.”

Five years ago RBS embarked on a strategic restructuring designed to correct the aspects of its business that made it particularly vulnerable to the financial crisis of 2008. The execution of that restructuring has transformed the financial position of the bank: we have reduced our balance sheet by more than £1 trillion, repaid hundreds of billions of Government funding support and removed the imminent threat that our size, risk and complexity posed to the UK economy. In 2013 we took further steps to resolve our remaining legacy balance sheet issues by announcing the creation of RCR, with the aim of accelerating the removal of these legacy assets and releasing the capital they are still tying up.

We have also taken very substantial charges for a variety of conduct-related issues, including LIBOR, PPI, interest rate swaps and RMBS litigation. Almost all of these costs for RCR and conduct issues can properly be described as legacy costs, arising from events and actions in the run-up to the financial crisis.

As our 2013 results make clear, however, restoring the strength of the bank’s balance sheet was only one part of the job. In June the Board announced that Stephen Hester, who had led our financial restructuring since 2008 very effectively, would be stepping down as Group Chief Executive. We selected Ross McEwan to re-energise the task of building a bank that earns its customers’ trust, improves operating efficiency and can move down the path back to full private ownership. The Board and I want to thank Stephen Hester for his dedication to RBS and to congratulate him on his success in putting the bank on to a sound footing.

There have been a number of other changes to the Board’s composition during the year. Bruce Van Saun took up his new role as Chairman and Chief Executive of RBS Citizens Financial Group, Inc. on 1 October 2013 and has stepped down from the Board having done an excellent job as our Group Finance Director. He was succeeded by Nathan Bostock, who has since confirmed his resignation; his leaving date has not yet been agreed and the search for his replacement is under way.

Two of our non-executive directors, Joe MacHale and Art Ryan, also retired from the Board in 2013 and Philip Scott will step down from the Board by 31 October 2014. I thank them all for the hard work and wisdom they have brought as directors. In December 2013, we also welcomed Robert Gillespie as a new non-executive director. I would like to take this opportunity to express my appreciation to all of my fellow directors for their commitment and readiness to deal with the unusual challenges of a government-controlled listed company.

Ross McEwan is bringing a fresh perspective to RBS’s challenges, and that perspective is now bearing fruit in the results of the strategic review that we are setting out. The Board believes that this was the right time for this review, so as to ensure that we target our future efforts firmly towards serving our customers, shareholders and wider stakeholders in the best possible way.

Regrettably, last year brought further reminders that many of our customers and stakeholders do not trust us to do so. In response to persistent criticism of our performance in lending to SMEs the Board commissioned an independent review by Sir Andrew Large; we expect to adopt all of his recommendations.

Chairman’s statement

We also faced accusations that our Global Restructuring Group had been culpable of “systematic and institutional” behaviour in artificially distressing otherwise viable businesses. No evidence has been provided for that allegation but it has, nevertheless, done serious damage to RBS’s reputation. That is why we instructed the law firm Clifford Chance to conduct an independent review. This is an area where all banks routinely make difficult judgments, and indeed the banking sector has been criticised for excessive forbearance in recent years, charged with supporting unviable “zombie” companies for too long.

Issues like this continue to underscore the important role played by culture and values in enabling us to become the trusted bank we aspire to be. The Board fully supports the new values we launched in 2013, and it is vital that we continue to set the tone from the top in the coming year to drive essential cultural change.

On many of these issues we have engaged closely with HM Treasury (HMT) through UK Financial Investments, which manages HMT’s shareholding, and with our two main regulators, the Prudential Regulation Authority and the Financial Conduct Authority. Over the course of the year they have all proposed actions for consideration by the Board.

Ross McEwan has spoken of the need to reset our relationship with HMT and our main regulators. I hope and believe that we have made good progress in this direction. There is a desire on all sides that our relationship with the Government in its role as controlling shareholder should be primarily managed by UKFI on a commercial, arm’s length basis. I want to make it clear, however, that the path we have set and decisions we have taken reflect the Board’s view of what is in the interests of all RBS’s shareholders and other stakeholders.

We are monitoring the debate on Scottish independence but, as I and my colleagues have said many times, we are politically neutral. We don’t support political parties or political movements. We will respond to whatever voters decide and governments agree.

Clearly there are issues we are looking at – currency, the application of financial regulation, lender of last resort, credit ratings – which could affect us.  But there is real uncertainty about how any of these matters would be settled in the event of a Yes vote and the outcome would depend on negotiations between the two governments. Indeed, there could be a prolonged period of uncertainty over each of the issues so it really is impossible to quantify with any precision what the effects of each might be right now.

We are confident that the actions announced  will deliver a customer-focused bank with undoubted capital strength, the potential for attractive returns and an ability to recommence dividends over the medium term.

Philip Hampton
Chairman
26 February 2014

Chief Executive’s review

Chief Executive’s review

Ross McEwan
Chief Executive

“Our focus will be determined by where our customers need us, and where we can serve their needs better than anyone else.”

Since 2009 RBS has cleaned up the world’s largest bank balance sheet by removing more than £1 trillion in assets. This was a remarkable achievement, born of absolute necessity, but delivered with exceptional skill.

These skills now need to be deployed on a task of equal magnitude: creating a step-change in the customer service and financial performance of RBS. The hardest part of our financial restructuring is now complete, and we now need to use our strengths and capabilities to make RBS an example for everything that should be right with banking.

Since taking up post in October, I have listened extensively to our customers and our staff. It is clear to me that people have not given up on us. Our customers tell me we have good people with good intentions. But they also tell me they are frustrated by the way we work.

The potential for RBS is tangible, we have points of brilliance, but these are masked by a heavily damaged reputation, very high cost base and a structure that reflects the bank we are leaving behind, not the one we will become.

We hold many excellent market leading positions across the bank and, despite the distractions of our recovery, there are areas where we have started to excel for our customers. But this remains an inconsistent picture and the returns in our strongest businesses can often be diluted by weaker parts of the franchise, the price of past misconduct and an uncompetitive cost base.

We are clear on our purpose as a bank: to serve customers well, but we are yet to operate in a way that means we can really deliver on this. Delivering on our purpose will mean running the bank differently.

To meet more of our customers’ needs we must earn more of their trust. This starts with improving the things that matter most to customers, and then rewarding their loyalty. There are too few rewards for customer loyalty in banking and we need to change this. Loyal and rewarded customers are the basis for the higher quality earnings we intend to deliver.

Change won’t happen overnight, but we are clear where we can improve and our progress will be evident quarter-by-quarter. We have already started calling out the barriers to our ambition.

Chief Executive’s review

The opportunity cost of our current approach is clear. We have an 18% share of the GB main current account market but less than half our customers have a mortgage with us. The same is true in different forms across all our businesses and paints a clear picture of untapped potential. I know this frustrates our people, all of whom want to prove the worth of this bank through better service to customers.

The lack of connectivity for customers is a by-product of our own complexity. Too many customers are forced to bank around us; adapting their behaviour to fit with our processes. It's frustrating for them and value destructive for us.

Our customers rightly demand that we are competitive, in every setting and in every sector. We currently carry the cost base of a global financial services group when in fact we are increasingly a UK–based bank. Our operating model means our customers and shareholders end up paying for parts of the business that cost too much and deliver too little in their interests.

This needs to change.

RBS needs a strategy that will address the weakness in our performance for customers, so that we can provide acceptable returns to our shareholders. The business review I have conducted has revealed our key challenges, but it has also given us a clear path to improve the bank.

On every dimension our opportunity to improve the relative and absolute performance of the bank is significant. It is my job to make sure our strategy for customers translates into value for our shareholders.

2013 FINANCIAL PERFORMANCE
This bank has had an extraordinary five years. Cleaning up a £2.2 trillion balance sheet whilst addressing the many failings of the past has carried a very heavy cost, which shows in our results.

Even by recent standards, 2013 was a difficult year. Regulatory fines, wide-ranging customer complaints, technology problems and public questioning of our integrity all weighed heavily, and bring into sharp focus the job we have at hand.

For the full year, we reported a pre-tax loss of £8.2 billion. The loss includes £3.8 billion of legacy litigation, conduct and regulatory costs and £4.8 billion of impairments and other losses relating to the establishment of RBS Capital Resolution (RCR).

Looking at underlying performance, total income was down £2.3 billion for the year, primarily reflecting lower revenues from the re-sized Markets business while costs were only down £0.5 billion – pushing the cost:income ratio towards the worse end of our peer group at 67%.

Returns varied across our businesses, but only UK Retail and Wealth delivered returns above the cost of equity. That said, the bank continued to make progress despite our financial performance.

Our business milestones included completing the run-down of another £29 billion of Non-Core assets - ahead of plan and taking the total reduction since Non-Core was established to £230 billion - setting up the RCR unit and reducing risk-weighted assets, and hence our risk profile, by £66 billion, on a fully loaded Basel III basis.

We also cancelled the £8 billion Contingent Capital Facility with HM Treasury, reduced our stake in Direct Line Group to 28.5% - in line with our commitment to the EC - and we are in advanced discussions to restructure the Dividend Access share.

It is clear that the underlying performance over the last year underlines the need for us to shift the emphasis from restoring the balance sheet to recharging our performance.

WHY WE MUST CHANGE

Capital: The capital plan we announced in November outlined a number of concrete actions to place the bank on a sure footing. Among them, the creation of RCR and the flotation of Citizens Financial Group will allow us to target a Common Equity Tier 1 capital position of 12% or greater by the end of 2016.

The capital plan has been designed to allow us to focus without distraction on improving our operating performance.

We will do what it takes to reach and maintain a prudent capital position.

Cost and Complexity: There was a necessary complexity to running an organisation with a £2.2 trillion balance sheet, as ours was five years ago, but this need has reduced as we have scaled the bank dramatically down over recent years. We now need to simplify our structure and cost base to match.

Chief Executive’s review

RBS remains a complex bank. We can be hard to do business with, costly to operate, and complicated to work in. We have seven customer-facing divisions as well as RCR and central functions, many of which are duplicated across divisions. Across this we have hundreds of internal committees. These are costly barriers to interaction between our people and with our customers, meaning we lose out too many times on the opportunity to serve them with more products and services.

This complexity shows in our cost:income ratio, which reaches 73% when fully loaded to include the bank levy and restructuring costs. Reducing costs and divesting businesses in the bank will inevitably result in reduced staff levels. We do not yet have detailed plans for implementation and as always we will deal with such matters sensitively, talking to our staff before communicating any such changes.

Trust and Reputation: Behaviour and performance influence the perception of worth. RBS carries huge reputational discount due to the extent of bad headlines the bank attracts. This carries through into our customer and investor interaction and can only be solved by a sustained improvement in the quality of our earnings and meaningful change in the way we deal with customers.

Our customers like and trust the people they deal with, but not the bank itself. We can change this by moving more of the appropriate decision making and process management closer to the people who deal with customers.

Performance: Great companies know that quality service goes hand-in-hand with disciplined management; they chase down costs intelligently so they can invest more for their customers. They prioritise and invest with relentless focus on the areas that deliver the strongest, most sustainable returns.

RBS has earned credibility for the execution of our financial restructuring. The same discipline and focus is now needed on our day-to-day operating performance to better deliver for the customer. The costs that subdue our performance need to be intelligently removed and redirected towards activities that enhance our earnings.

OUR NEW STRATEGY
We now have a strategy to deliver a sustainable bank with a clear ambition: we want to be number one for customer service, trust and advocacy, in every one of our chosen business areas by 2020.

Our ambition aims to deliver a bank that is more trusted than others in the UK. We will earn the trust of customers by serving them better than any other bank.

Quality service leads to repeat business and customer advocacy. Repeat business and higher advocacy leads to sustainable income. We won't compromise on this logic.

The bank will be structured to deliver this ambition by organising around the needs of our customers.

We will collapse seven operating divisions into three customer businesses that can understand our customers’ needs and provide appropriate, consistent services far better than we can across current silos.

Our support functions will be smaller, more expert and dedicated to helping the businesses succeed for customers. We will run highly disciplined and well managed conduct and risk functions to maintain safety and soundness.

This will be a highly effective bank and in the medium term we will aim to deliver a cost:income ratio (including bank levy, restructuring charges and, from 2015, the EU resolution fund charge) of around 55%, falling in the long term to around 50%.

The frontline of this bank is where we'll stand out. Accountable, trusted professionals will staff the perimeter of the bank and drive it forward. They will be supported by simple, effective processes on a sound technology platform.

Only 30% of our people today deal directly with the customer. By 2017 more than half will deal directly with the customer and all our people will be measured against our success in improving customer advocacy.

Our focus will be determined by where our customers need us, and where we can serve their needs better than anyone else.

The UK is our home market and our strongest market. It is also our biggest advantage. Our corporate customer trade flows mean we need a strong European and US presence, so this is where we will be. Our UK clients rely on inward investment, so we'll retain a presence in Asia.

Our three customer businesses will cover Personal & Business Banking, Commercial & Private Banking, and Corporate & Institutional Banking. Across the businesses we will have one management team, working to one joined-up plan.

Chief Executive’s review

The businesses will be built on franchises that can be number one for customers. We have a family of brands across the bank and will use these to deliver on our ambition.

Not every business in our current structure will be best placed to deliver on our strategy. Technology investment will enable some to improve service at a rate that outpaces the market, but others will not.

For those activities where we can't see a clear path to being number one, we will review on the basis of 'fix, close or dispose'. These will become clear as each of our three businesses defines its new customer franchises over the coming months.

The three businesses of the go-forward bank have been designed against a number of goals. Firstly, they will better serve customer needs than the existing operating divisions. Secondly, they will help eradicate duplication of cost in both the front and back office. Thirdly, they will position us to deliver a sustainable return on equity in each business.

UPDATE ON CAPITAL PLAN
We announced in November that we will target a fully loaded Basel III Common Equity Tier 1 ratio of 12% or greater by the end of 2016 which will principally be delivered through the Capital Resolution Group.

Ahead of the results, we announced that we would take an additional £2.9 billion of charges for litigation and conduct related matters. While these charges were in our future capital plan, provisions were recognised in 2013 and reduced our fully loaded Basel III Common Equity Tier 1 ratio to 8.6% at the end of 2013.

So how do we get to our 12% 2016 target? This will primarily be due to the successful run-down of RCR and the IPO of Citizens, as well as further targeted risk-weighted asset reduction, which will continue to be the main drivers of our plan to deliver our 12% target by the end of 2016.

Citizens Financial Group: The cornerstone of the capital plan is the IPO of Citizens Financial Group in the United States. We have appointed advisers and this is on schedule for later this year.

RCR: The creation of RCR from 1 January 2014 originally identified £38 billion of third party assets that were highly capital intensive. This represented 5% of our funded balance sheet but used up 20% of our capital.

Mainly as a result of the increased impairments we have taken and significantly higher levels of disposals in Non-Core than had been forecast, the opening balance is £29 billion of third party assets and £65 billion of risk-weighted asset equivalents (RWAe). This reduction in assets has also resulted in a corresponding decrease in the bank’s funding requirements.

UK branch divestment: To meet our EC-mandated branch divestment, the Williams & Glyn brand will return to the high street via an IPO over the coming years. To achieve this we signed a deal with a consortium of investors led by Corsair Capital and Centerbridge Partners in September 2013. The business will require separation from RBS and this process is well under way.

Ulster Bank: The thinking behind every aspect of our new strategy applies to our business in the island of Ireland.

Consumers and businesses across the island of Ireland deserve a better banking service. To achieve this, however, we must change the way we currently organise our business in the Irish market place. We took the first major step at the end of 2013 when we announced our intention to remove £9 billion of the worst credit risks from the Ulster Bank balance sheet. Our second step is focused on improving customer experience and shareholder return.

As outlined in November, we are reviewing our business to make it viable and sustainable into the future. In this regard we are accelerating our strategy for the bank to improve service to our customers, reduce costs and simplify our operating model.

Our bank in Northern Ireland will benefit from a closer integration with our personal and business franchises in the rest of the United Kingdom. There are meaningful synergies in terms of investment, costs and customer experience from doing this. It is essential if we are to provide a more appealing and compelling service to our customers in Northern Ireland under the Ulster Bank brand.

In the Republic of Ireland we will continue to explore further opportunities to transform our business. We have a range of options but we are now clear on the goal; we will build on our position to be a compelling challenger bank to the domestic pillar banks.

Our customers in the island of Ireland need to know that we are committed to providing them with a great everyday banking service. We will finalise our plans in the coming months – but this is about a change in business strategy not a withdrawal from the market.

These moves are designed to position the bank to do more for our customers and consequently reward our shareholders for their patience.

Chief Executive’s review

MEASURES THAT MATTER
We will only succeed in delivering our goals if everyone who works in the bank is clear on the measures that matter. It is too easy to be distracted by measures that flatter progress on things that ultimately don’t count towards our ambition.

The measures we use must have credibility with customers and the wider public if we are to regain trust. And they must focus the bank relentlessly on improving returns for shareholders. It is abundantly clear to me that we need to reward our existing shareholders for their patience and attract new ones based on our potential and performance.

Measure 1: Customer
We will target the best Net Promoter Score in the market in the long term in each of our chosen business areas.  The most trusted bank in the UK in the long term.

Measure 2: Efficiency
We will aim to deliver a cost:income ratio (including bank levy, restructuring charges and, from 2015, the EU resolution fund charge) of approximately 55% in the medium term, falling in the long term to around 50%. On the same basis, we target a reduction in our costs to approximately £8 billion in the medium term.

Measure 3: Returns
Our overall targeted return on tangible equity (RoTE) will be approximately 9-11% in the medium term. Our long-term RoTE target is 12% plus.

Measure 4: Capital strength
We will target a CET1 capital ratio, on a fully loaded Basel III basis, of 12% or greater by the end of 2016. Our targeted leverage ratio, on the same basis, will be 3.5-4% in the medium term and 4% or above in the long term.

These simple measures mean we will strike a permanent balance between the needs of our stakeholders.

HOW WE’LL DO BUSINESS
The scale of the challenge we have faced over the last few years taught us a simple fundamental lesson: you cannot succeed at your customers’ expense. This is why last year we agreed a very simple purpose for the bank: to serve customers well.

Our future is not about us, it’s about our customers. These words greet our employees as they walk into our offices every day. They have come to represent a shorthand for what went wrong, but also what we need to get right.

Although we remain in the shadow of our past conduct failings, we have a clear and universal set of values that bind the bank together.

Serving customers
We exist to serve customers. We earn their trust by focusing on their needs and delivering excellent service.

Working together
We care for each other and work best as one team. We bring the best of ourselves to work and support one another to realise our potential.

Doing the right thing
We do the right thing. We take risk seriously and manage it prudently. We prize fairness and diversity and exercise judgement with thought and integrity.

Thinking long term
We know we succeed only when our customers and communities succeed. We do business in an open, direct and sustainable way.

These values are the basis for how we lead, how we reward, how we make decisions and how we treat our customers and each other. They are not yet etched in stone, but become stronger the more they are tested. They are core to us succeeding as a bank.

Chief Executive’s review

CONCLUSION:
RBS isn’t just any bank. Few, if any, comparisons do justice to the scale of the turnaround that RBS required.

We’ve got to a point of safety and soundness through a steady focus and patient determination. There will be more things from our past that come back to haunt us, but they will be fewer in number.

Over time, with steady focus and disciplined delivery, the new RBS will emerge. The businesses we operate will be highly effective and relentless in their pursuit of delivering service that makes us number one for customers.

We will be simple to do business with, free from distractions and supported by a strong capital base.

The outcome will be a bank that is truly trusted by customers.

Ross McEwan
Chief Executive
26 February 2014

Economic and monetary environment

It has been noted before that when economies are emerging from recessions rooted in high levels of debt and stresses in the financial system, growth is slower than in the typical recovery. That was the experience again in 2013 in the major markets in which RBS operates.

In the UK, performance improved. Total economic activity, as measured by gross domestic product (GDP), grew by 1.9% compared with growth of 0.3% in 2012. At the start of the year, expectations had been for an increase of only 1.0%. Consumption led the way, despite falling real wages. There were more people in work and households drew down savings to fund spending.

Unemployment fell, from around 7.9% at the start of the year towards 7.0% at its end.

Housing market activity accelerated sharply, prompted in part by measures to encourage house purchases such as Help to Buy. According to the Halifax house price index, the average price of a house in the UK increased by 5.8% during the year. Other indices reported stronger price growth. Prices look to have risen in all parts of the UK but inflation was strongest in London, where prices rose by more than 10%.

Inflation ended the year at the 2.0% target having averaged 2.6% for the year as a whole. The Bank of England continued its ultra-loose monetary policy stance. The Bank Rate remained at 0.5%, although market rates increased towards the end of the year on expectations of tighter monetary policy in the United States. There were no additions to the stock of assets purchased through the quantitative easing programme. In August 2013, the Monetary Policy Committee began offering ‘forward guidance’ on its intentions. It said that it will not consider changing the Bank Rate or the stock of assets purchased until the unemployment rate reaches 7.0%, unless inflation threatens to take off or there are concerns about financial stability.

The Funding for Lending Scheme was adjusted during the course of the year to enhance the incentives for banks to lend to small firms and later to withdraw that support for lending to individuals. The Bank of England’s Credit Conditions Survey suggested that the supply of credit had expanded towards the end of the year.

In the face of considerable fiscal austerity and continuing disputes about the public finances, which led to a government shutdown in the autumn, GDP growth in the United States was 1.9% compared with 2.8% in 2012. There was encouraging news on the job market, where unemployment had fallen to 6.7% in December 2013, although part of the fall was accounted for by people leaving the job market rather than finding work. The housing market again performed strongly, with prices up 14% in the year to November.

In December, the Federal Reserve took the first formal steps towards tightening monetary policy. It announced that it would reduce the amount of assets purchased under its quantitative easing programme by $10 billion each month, with the programme likely to be ended in the second half of 2014. It maintained its guidance that the Fed Funds Target Rate would remain at 0.25% until the unemployment rate reaches 6.5%.

Ireland was able in early 2014 to exit the adjustment programme it had agreed with the European Central Bank, the European Commission and the International Monetary Fund. However, GDP contracted by 0.7% in the four quarters to Q3 2013. The export sector continued to benefit from the boost to competitiveness delivered by falling real wages, although export performance also reflected the decision of companies with limited local activity to domicile in Ireland. For Ireland, gross national product (GNP) is a better measure of the performance of Ireland’s domestic economy and people’s material well-being. It reflects the income residents receive rather than the value of the incomes generated in the country, an important distinction where there is a large foreign owned sector that remits profits overseas. GNP increased by 2.7%.

Unemployment averaged 13.2% and finished the year at 12.4%. House prices rose by 6.4%, the first year-on-year increase since 2007. However, rises were confined to Dublin, where prices increased by 16%. Outside the capital, prices fell slightly. Nationally, prices ended the year 45% below their 2007 level.

Entering 2013, the greatest economic concern was how problems related to sovereign debt in the euro zone would be managed. With the exception of Cyprus, there were none of the episodes of concern that had marked previous years. Markets were generally convinced that the European Central Bank would indeed ‘do what it takes’ to sustain the single currency. Further steps were taken towards a banking union. Nevertheless, the region’s economy remained weak. Unemployment averaged 12.1%, a record, and inflation fell to 0.8% at the end of the year.

Risk overview

Financial strength and resilience are at the heart of our Strategic Plan.

Key themes of 2013
Safety and soundness
The Group continued to pursue its safety and soundness agenda during 2013, with Non- Core’s assets falling to £28 billion and Markets repositioning its business, both resulting in risk reduction and lower RWAs.

Whilst the continued deleveraging led to a significant reduction in RWAs, this was more than offset by the impact of the regulatory and redress provisions and increased impairment losses reflecting the establishment of RCR. Our Core Tier 1 capital ratio improved over the year, increasing from 10.3% to 10.9%. The fully loaded Basel III Common Equity Tier 1 ratio also improved in the year to 8.6%.

The Group’s liquidity position continued to strengthen and at the end of the year, the liquidity portfolio of £146 billion was more than four times greater than its short-term wholesale funding of £32 billion. The loan:deposit ratio continued to improve and was 94% at the end of the year.

Loan impairment charges were £8.4 billion during 2013 of which £4.5 billion related to the creation of RCR. Underlying impairment losses fell by £1.4 billion and provisions coverage of risk elements in lending increased to 64%, up from 52% a year ago. The Group continued to reduce risk concentrations, notably in commercial real estate. Exposure to eurozone periphery countries also continued to fall, down by 11% to £53 billion at the end of the year. Of this, 70% related to Ireland. The Group still has significant credit risk exposures in absolute terms with credit risk RWAs at £313 billion, following a 16% reduction in the year.

The Group’s exposure to market risk continued to fall, with average trading VaR declining to £79 million from £97 million. Market risk RWAs at £30 billion are now less than half their end 2010 level of £80 billion.

Conduct risk is one of the most significant issues facing the bank, and the Group continued to suffer from legacy conduct issues during 2013, notably in relation to PPI, Interest Rate Hedging Products and mortgage-backed and other securities litigation. During the year, the Group focused on embedding good conduct at the heart of its business, working to complete the development of its conduct risk framework and promoting staff understanding of conduct issues. It also worked to enhance its assessment of operational risk to identify important vulnerabilities.

Strategic review
The Group launched a strategic review in the fourth quarter of 2013 to reshape the business to deliver superior customer service. This involved a wide-ranging review of core activities, resulting in the formulation of a plan to address the business challenges of the next five years. While the Group believes the resulting strategy is appropriate, risks remain; the strategy may prove inadequate or the Group may be unable to execute it successfully. Its successful execution, despite increasing regulatory demands and scrutiny as well as a challenging economic environment, is key to the future success of the Group.

To deliver its capital plan, RBS has formed Capital Resolution Group (CRG), which comprises four pillars: exiting the assets in RCR, delivering the IPOs of both Citizens Financial Group and Williams & Glyn, and optimising the bank’s group-wide shipping business. RCR was set up from 1 January 2014 and will manage a pool of funded assets (£29 billion) with particularly high capital intensity or potentially volatile outcomes in stressed environments, aiming to accelerate the run-down of these exposures to free up capital for the Group. The Group continues to target a fully loaded Basel III Common Equity Tier 1 ratio of approximately 11% by the end of 2015 and 12% or above by the end of 2016. The timely run-down of RCR and the successful divestment of Citizens Financial Group, in particular, are cornerstones of this capital strategy.

Top and emerging risk scenarios
RBS identifies and monitors its top and emerging risk scenarios. A number attracted particular attention from senior management during 2013, which are discussed below.

Further information on these and other risks see pages 174 to 176.

Risk overview

Macroeconomic risks
•
Increased impairments arising from defaults in sectors to which RBS has concentrated exposures, particularly commercial real estate and shipping. Optimisation of the Group’s shipping and a significant proportion of commercial real estate portfolios is part of CRG strategy.

•
Increased impairments arising from a more severe-than-expected economic downturn. RBS developed business plans to take into account the possibility of slow economic growth and implemented strategies, such as cost reductions, to reduce its earnings vulnerability.

•	An increase in RBS obligations to support pension schemes. The trustee is responsible for the investment of the main scheme’s assets, which are held separately from the assets of RBS.

Conduct, regulatory and legal risks
•
Increased conduct costs and reputational damage arising from a failure to achieve fair customer outcomes. In order to address this risk, during the year RBS continued to embed good conduct at the heart of the business to ensure fair outcomes for customers.

•
Increased costs and reputational damage arising from a failure to demonstrate compliance with existing regulatory requirements regarding conduct, particularly with respect to mis-selling. Although more work needs to be done to mitigate this risk, RBS has simplified some products and stopped offering others. Where appropriate, it has compensated purchasers of some products and services, such as payment protection insurance and certain interest rate hedging products.

•	Losses or reputational damage arising from litigation. RBS defends claims against it to the best of its ability and co-operates fully with various governmental and regulatory authorities.

Risks related to the Group’s operations
•
Increased losses arising from cyber attacks. The Group has participated in an industry-wide cyber attack simulation. It has also initiated a program to improve controls over user access, taken steps to rationalise its websites, put anti-virus protection in place and educated staff on information protection.

•
Increased losses arising from the failure of information technology systems. RBS has launched a major program to improve resilience, enhanced back-up systems and created a ‘shadow bank’ capable of providing basic services in the event of need.

•
Increased costs arising from a failure to execute successfully major projects. RBS is working to implement change in line with its plans while assessing the risks to implementation and taking steps to mitigate those risks where possible.

•
Increased costs due to an inability to recruit or retain suitable staff. RBS has communicated expected changes in its organisational structure to members of staff, implementing plans aimed at minimising unexpected staff losses.

Political risks
•
The Group and the Royal Bank, its principal operating subsidiary, are both headquartered and incorporated in Scotland. The Scottish Government is holding a referendum in September 2014 on the question of Scottish independence from the UK. Although the outcome of such referendum is uncertain, subject to any mitigating factors, the uncertainties resulting from an affirmative vote in favour of independence would be likely to significantly impact the Group’s credit ratings and could also impact the fiscal, monetary, legal and regulatory landscape to which the Group is subject.

•	Were Scotland to become independent, it may also affect Scotland’s status in the EU.
•
The occurrence of any of the impacts above could significantly impact the Group’s costs and would have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

The integral role of risk management
Risk management is essential to making RBS safe and sustainable, and is an activity performed throughout all of RBS operations. A strong culture of risk management and control will provide the foundation for improving performance and deliver future success.

A more detailed discussion of developments in 2013 can be found in the ‘Risk and balance sheet management’ section on pages 182 to 186.

Sustainability

“The success of a bank depends on two things. A strong financial position; and a reputation for great customer service based on a deep connectivity with the society the bank supports, and is in turn supported by.”

Ross McEwan
Chief Executive

Sustainability at RBS means building our future on long term thinking that focuses on our customers and supporting the communities in which they live. We are committed to being open and transparent regarding the challenges faced by our business, so our stakeholders can see what we are doing to become a more sustainable bank. You can read more about the issues raised here, as well as about our wider sustainability agenda, at rbs.com/sustainable.

Governance
The sustainability programme at RBS is built on a robust governance framework that provides direction on our sustainability objectives. The Group Sustainability Committee (the “Committee”) is a Committee of the Board and comprises three independent non-executive directors. The Committee is chaired by our Senior Independent Director, Sandy Crombie, and attended by senior representatives from the customer facing divisions as well as Human Resources, Sustainability, Risk Management, Communications, Legal, Strategy and Corporate Services. The Chairman of the board also regularly attends the meetings.  The work of the Committee is essential to ensuring that our approach to issues is managed effectively and debated at the appropriate level.

The Committee  has overseen a number of important developments within the company since it was established in 2009. For more information on the work of the Committee in 2013, see the report of the Chair of the Committee on page 67.

Stakeholder engagement
Operating in a sustainable manner is about managing our business in a way that takes account of the impact of our activities on our stakeholders. As such, we work with a number of stakeholder groups to understand their views of our organisation, to help shape the way we do business. As a large company we have many stakeholders and we engage with them in a variety of ways, from focus groups to meetings to online forums. These interactions inform decision making and ultimately improve our company. More detail about our stakeholder engagement is available at rbs.com/sustainable.

As part of our wider stakeholder engagement programme, the Committee runs its own programme of structured stakeholder engagement sessions. In 2013, the Committee took part in seven of these stakeholder sessions, open forums where advocacy groups can discuss key areas of concern with the most senior decision-makers in RBS.

We will continue to host these sessions to ensure that we understand our stakeholders’ priorities. For more detailed information on these sessions see our sustainability pages on rbs.com.

External commitments
RBS is a signatory to a number of voluntary sustainability commitments and standards.  We understand that implementing commitments is an ongoing process, and we are continuously working to integrate these into how we run our business. We are a member of the Equator Principle (EP) Association Steering Committee. The EPs are a voluntary set of standards adopted by banks for determining, assessing and managing social and environmental responsibilities in project financing. We will not provide project finance where the borrower will not, or cannot, comply with these principles of socially responsible investment.

Sustainability

We have been members of the United Nations Global Compact (UNGC) since 2003, the leading platform for the development, implementation and disclosure of responsible policies and practices in the areas of: human rights, labour, environment and anti-corruption.

Each year RBS receives ratings for its environmental and social performance by external indices. RBS has been included in the Dow Jones Sustainability World Index (DJSI) every year since its launch in 1999, achieving our best ever score in 2013. The Index ranks companies’ corporate sustainability performance, based on analysis of economic, environmental and social issues like corporate governance, risk management, branding and climate change.

The CDP is an independent, investor-driven organisation which facilitates the measurement and disclosure of Green House Gas (GHG) Emissions for 2,500 organisations in over 60 countries. In 2013 RBS received a disclosure score of 88% and a performance score B.

The FTSE4Good Index Series measures the performance of companies that meet globally recognised corporate responsibility standards. RBS has been included in the FTSE4Good since it was launched 10 years ago.

Transparency and disclosure
We are committed to being open and transparent in our reporting of material issues facing our company. Here we present data on our GHG emissions, diversity data, as well as an update on our approach to managing Human Rights issues. To find more sustainability data read our latest Sustainability Report, available at rbs.com/sustainable.

Managing our impact on the environment
We aim to be recognised as a leader among large global financial institutions in managing our own environmental impacts and developing financial services that support sustainable development.

The activities of RBS and those of our clients can present a number of Environmental, Social and Ethical (ESE) risks and it is our responsibility to manage these risks. We have a robust ESE policy framework, with sector specific policies relating to high risk sectors including oil and gas, mining and metals and forestry.

We are reducing the environmental impact of our operations, led by our 2011 Environment Targets that cover our use of energy, water, waste, paper and CO2 emissions from business travel. In order to ensure our targets continue to be stretching, we have re-examined the baseline on which they are set and adjusted for the decrease in headcount the company has experienced since they were set.

For a full breakdown of our direct environmental impacts, as well as the basis of reporting for the data below, please visit our sustainability pages on rbs.com.

Environmental impacts table

Sustainability

RBS in the Community
We run a number of targeted programmes focused on providing support to the communities where we operate. In addition to this, we have a well established employee volunteering and giving programme in RBS. As well as matching employee donations and fundraising, we also support volunteering during work time. For more information on our community investment please visit rbs.com/sustainable.

Diversity at RBS
We believe it is important that everyone in RBS feels valued and supported. We appreciate the unique perspective and skills that individual staff can bring to the business. Inclusion is more important to RBS than it’s ever been. Through 2013, we’ve taken time to refresh our focus, step back and think about how we support all our colleagues to reach their full potential and better serve our customers. This is delivering a more ‘joined up’ approach to influencing key organisational processes and practices, achieving better balance and sustainable development. We’ve continued to progress diversity and inclusion initiatives (including Sexual Orientation, Disability, Race and Gender). Our inclusion policy standard applies to all employees, in every part of the business, in every part of the world and is published online. The strategy for diversity and inclusion sits with the Board and Executive Committee.

As at 31 December 2013, of our global population of 118,079 employees, 54,370 (46%) were male and 63,709 (54%) female. We had 1,071 senior managers (of which 915 (85%) were male and 156 (15%) were female), which encompasses our executive employee population and individuals who are directors of our subsidiaries. The Company’s Board of Directors has 11 members, comprising eight male and three female directors.

Our approach to Human Rights
We recognise our corporate responsibility to respect and uphold human rights, regularly review our policies and procedures to ensure that we avoid infringing on the human rights of others, both in our own operations and throughout our sphere of influence.

In 2013, we contributed to the Thun discussion paper on the implications of UN Guiding Principles 16-21 for banks and are committed to the implementation of the Guiding Principles within our operations.

We have adopted and contributed to a number of internationally accepted codes, notably the Equator Principles and the UN Global Compact, which specifically address the management of human rights issues. The RBS Group Code of Conduct sets out the standards we expect our people to work to, including a clear commitment to respecting human rights. We listen to our people in a variety of ways, including through an annual employee survey, enabling our people to raise issues regarding their working environment. We also have in place an independent whistleblowing facility for employees to raise concerns, without fear of adverse consequence.

Our Sustainable Procurement Code sets out our expectations of the companies that we work with. It clearly states that our suppliers should not engage in breaches of human rights or labour rights, or in discrimination. We are also committed to equal opportunities for suppliers, and we recognise that diversity strengthens our supply chain.

Our ESE risk policies include sector-specific human rights risk screenings and are regularly reviewed and updated to ensure best practice. We conduct due diligence on clients relating to human rights standards, and expect our clients to share our commitment to respecting human rights within their operations.

Governance report

39	Letter from the Chairman
41	Our governance structure
42	Our Board
46	Executive Committee
48	Corporate governance
53	Report of the Group Nominations Committee
55	Report of the Group Audit Committee
61	Report of the Board Risk Committee
67	Report of the Group Sustainability Committee
69	Directors’ Remuneration Report
90	Other Remuneration Disclosures
94	Compliance report
97	Report of the directors
103	Statement of directors’ responsibilities

Letter from the Chairman

Dear Shareholder,

I am pleased to introduce our Corporate governance report, which sets out in some detail how our Board and committees have risen to the challenges of another demanding year.

Board and committee activity increased significantly in 2013, with a number of key strategic issues taking centre stage. In late 2013, the Board agreed a number of actions to accelerate the building of our capital strength and enhance our strategic focus on our core UK businesses and international corporate business. This included the outcomes of the Good Bank/Bad Bank review and the subsequent creation of RBS Capital Resolution (RCR). We also launched a full review of our businesses, focused on the needs of our customers, improving our operations and IT systems, and simplifying our organisational and decision-making structures. Over the last five years, we have made substantial progress in restoring our safety and soundness. Building on that important work, the Board felt the timing was right for this review in order to target our future efforts firmly on how we can best serve the needs of our customers, shareholders and wider stakeholders.

Conduct and culture have been key areas of focus throughout the year and our 2013 results reflect the impact that conduct related matters continue to have on financial and operating performance. The Board fully supports our new values, which were launched in 2013 and focus on serving customers, working together, doing the right thing and thinking long term. It is vital that the Board continues to set the tone from the top to drive essential cultural change and that our governance framework continues to evolve to support this and our key strategic changes. These will be key priorities for the Board and its committees in 2014.

Board committees
Board committees continued to play a crucial role in our governance framework during 2013, undertaking their complex work comprehensively and effectively supporting the work of the Board.

The Group Audit Committee has monitored progress on various regulatory investigations and has overseen the remediation of culture and control issues in the Markets division. The Group Audit Committee has also supported the Board in making its assessment that the Annual Report and Accounts, taken as a whole, are fair, balanced and understandable, in accordance with new provisions in the UK Corporate Governance Code.

The Board Risk Committee has continued to oversee the remediation activity following the major IT incident in 2012 and is also providing oversight of the investigations underway in response to various allegations made by Mr Tomlinson, customer and adviser to the Department of Business, Innovation and Skills.

With the launch of our new values and programme of cultural change, the Group Performance and Remuneration Committee has played a vital role in ensuring that our remuneration policy supports the desired behaviours. Remuneration decisions are considered in the context of performance on a range of issues, including customer service, and reward behaviours and outcomes that are aligned with our values.

The Group Sustainability Committee has provided oversight of the introduction and embedding of our new values, including the launch of a new code of conduct for our people, and continued its innovative programme aimed at understanding and engaging more effectively with key stakeholders.

Finally, we have established a new committee to provide board level oversight of RCR.

Board changes
There were a number of changes to the Board’s composition during 2013. Stephen Hester stepped down as Group Chief Executive having served for over five years on the Board. Stephen’s achievements in stabilising the Group during a particularly turbulent period in its history were considerable, and the Board is immensely grateful for Stephen’s outstanding leadership and dedication throughout his tenure. Following an extensive internal and external search, Stephen was succeeded by Ross McEwan on 1 October 2013 and Ross now has his sights firmly set on building a bank focused on our customers and shareholders. Also on 1 October 2013, Bruce Van Saun took up his new role as Chairman and Chief Executive of RBS Citizens Financial Group, Inc and has stepped down from the Board. Bruce’s contribution was, again, outstanding. He has been succeeded as Group Finance Director by Nathan Bostock. Nathan has since confirmed his resignation although his leaving date has not yet been agreed and the search for his replacement is underway.

Two of our non-executive directors also retired from the Board in 2013. Joe MacHale stood down in May, having served on the Board for nearly nine years. Joe made a substantial contribution to the Board and the committees he served on, providing valuable continuity throughout a challenging period, and on behalf of the Board I would like to express our sincere thanks for his hard work and commitment. Art Ryan also retired in September after more than five years on the Board. The knowledge, wisdom and experience Art brought to the Board and the Group Performance and Remuneration Committee in particular, were greatly appreciated. Art remains on the board of RBS Citizens Financial Group, Inc.

Letter from the Chairman

In December 2013 we welcomed Robert Gillespie as a new non-executive director and I am delighted to say that the Board is already benefitting from Robert’s skills and experience. We are also announcing alongside our 2013 results some further Board and committee changes to ensure that we will continue to have an appropriate balance of skills, experience, independence and knowledge. Philip Scott will step down from the Board by 31 October 2014 and I would like to thank Philip for the significant contribution he has made to the Board and the committees he has served on and especially for his strong leadership of the Board Risk Committee during a particularly challenging period for RBS. Baroness Noakes will succeed Philip Scott as Chairman of the Board Risk Committee with effect from 1 April 2014. Following the 2014 Annual General Meeting, Penny Hughes will become Chair of the Group Sustainability Committee replacing Sandy Crombie and Sandy will become Chairman of the Group Performance and Remuneration Committee. I would like to thank both Penny and Sandy for their outstanding commitment and dedication whilst chairing the Group Performance and Remuneration Committee and Group Sustainability Committee respectively.

Board effectiveness
This year, we conducted an internal evaluation of the effectiveness of the Board and its committees, led by the Group Secretary. The evaluation has concluded that the Board is operating effectively but has identified some areas for improvement which we will focus on during 2014.

The Board also received support from the Group Secretary in a number of other areas related to board effectiveness such as Board process and information flows, continuing professional development and induction for new directors.

Corporate governance
This is the first year that we are required to report under the new narrative reporting requirements, which include the new Strategic report and changes in remuneration reporting. Our statement of compliance with the UK Corporate Governance Code (the “Code”) is set out on page 94.

Finally, as we reflect on another challenging year, I would like to conclude this letter by recording my sincere thanks towards my fellow Board members. Being a director of RBS requires extensive time and commitment, and the readiness to deal with the unusual challenges of a government controlled listed company. I remain extremely grateful for their continued support and dedication in working towards the recovery of RBS.

Philip Hampton
Chairman of the Board of directors
26 February 2014

Our governance structure

Group Board and Board committee structure

Group Board
The main decision making forum at Group level, setting the strategic direction of the Group and ensuring that the Group manages risk effectively. The Board is accountable to shareholders for financial and operational performance.

Group Audit Committee
Assists the Board in discharging its responsibilities for monitoring the integrity of the financial statements of the Group. It reviews the accounting policies, financial reporting and regulatory compliance practices of the Group and the Group’s system and standards of internal controls, and monitors the Group’s processes for internal audit and external audit.

Board Risk Committee
Provides oversight and advice to the Board on current and potential future risk exposures of the Group and future risk strategy. It reviews the Group’s compliance with approved risk appetite and oversees the operation of the Group Policy Framework.

Group Performance and Remuneration Committee
Responsible for overseeing performance and the Group’s policy on remuneration. It also considers senior executive remuneration and makes recommendations to the Board on the remuneration of executive directors.

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

Executive Committee
Supports the Group Chief Executive in managing the Group’s businesses. It reviews strategic issues and initiatives, monitors financial performance and capital allocations and considers risk strategy, policy and risk management.

RBS Capital Resolution Board Oversight Committee
Provides oversight of RCR’s progress against, and compliance with, its primary objective and asset management principles. It reports to the Board on its own activities and recommends changes, where appropriate, to RCR strategy.

Our Board

Membership of the Group’s principal Board Committees has been revised since 27 February 2014:

Group Audit Committee (effective 1 April 2014)
Brendan Nelson (Chair), Baroness Noakes, Philip Scott, Sandy Crombie and Morten Friis (from 10 April 2014).

Board Risk Committee (effective 1 April 2014)
Baroness Noakes (Chair), Brendan Nelson, Philip Scott, Penny Hughes, Robert Gillespie and Morten Friis (from 10 April 2014).

Group Performance and Remuneration Committee (effective following the Group’s AGM on 25 June 2014)
Sandy Crombie (Chair), Alison Davis and Robert Gillespie.

RCR Board Oversight Committee (effective 1 April 2014)
Baroness Noakes (Chair), Philip Hampton, Sandy Crombie, Brendan Nelson.

Group Sustainability Committee (effective following the Group’s AGM on 25 June 2014)
Penny Hughes (Chair), Alison Davis and Robert Gillespie.

Chairman

Philip Hampton (age 60)
Date of appointment: 19 January 2009 (Board)
                    3 February 2009 (Chairman)

Experience: Previously chairman of J Sainsbury plc and group finance director at Lloyds TSB Group, BT Group plc, BG Group plc, British Gas and British Steel plc, an executive director of Lazards and a non-executive director of RMC Group plc and Belgacom SA. He is also a former chairman of UK Financial Investments Limited, which manages the UK Government’s shareholdings in banks.

External appointment(s):
•      Non-executive director, chairman of the remuneration committee and member of the audit committee of Anglo American plc and senior independent director with effect from April 2014.

Committee membership(s)
•     Group Nominations Committee (Chair)
•      RCR Board Oversight Committee

Executive directors
Group Chief Executive
Ross McEwan (age 56)
Date of appointment: 1 October 2013

Experience: Has more than 25 years experience in the finance, insurance and investment industries. He joined RBS in August 2012 as Chief Executive Officer for UK Retail, having previously been Group Executive for Retail Banking Services and Executive General Manager responsible for the branch network, contact centres and third party mortgage brokers at Commonwealth Bank of Australia, Managing Director of stockbroking business First NZ Capital Securities, and Chief Executive of National Mutual Life Association of Australasia Ltd/AXA New Zealand Ltd.
External appointment(s): None Committee membership(s) • Executive Committee
Group Finance Director
Nathan Bostock (age 53)
Date of appointment: 1 October 2013.
Nathan Bostock has since confirmed his resignation although his leaving date is still to be agreed.

Experience: Joined RBS in 2009 as Head of Restructuring and Risk and Group Chief Risk Officer.  Prior to this, he spent eight years with Abbey National plc (now Santander UK), latterly as Chief Financial Officer, ten years with RBS in a number of roles, including Chief Operating Officer of Treasury and Capital Markets and Group Risk Director and seven years with Chase Manhattan Bank in a variety of areas and functions. He is a chartered accountant and holds a BSc (Hons) in Mathematics.
External appointment(s): None Committee membership(s) • Executive Committee

Our Board

Independent non-executive directors

Sandy Crombie (age 65)
Date of appointment: 1 June 2009

Experience: Previously group chief executive of Standard Life plc. He was also previously a director of the Association of British Insurers, a member of the former Chancellor of the Exchequer’s High Level Group on Financial Services and Chairman of the Edinburgh World City of Literature Trust. In 2007 he was the Prince of Wales’ Ambassador for Corporate Social Responsibility in Scotland.

External appointment(s):
•      Chairman of Creative Scotland
•      Member and vice-chairman of the Board of Governors of The Royal Conservatoire of Scotland
•      President of the Cockburn Association

Committee membership(s):
•      Group Sustainability Committee (Chair)
•      Board Risk Committee
•      Group Nominations Committee
•      Group Performance and Remuneration Committee
•      RCR Board Oversight Committee

Alison Davis (age 52)
Date of appointment: 1 August 2011

Experience: Managing partner of Fifth Era, an investment firm focussed on early stage technology investments. Previously, she served as a director of City National Bank and First Data Corporation and as chair of the board of LECG Corporation. She has also worked at McKinsey & Company, AT Kearney, as Chief Financial Officer at Barclays Global Investors (now BlackRock) and managing partner of Belvedere Capital, a private equity firm focused on buy-outs in the financial services sector.

External appointment(s):
•      Managing partner of Fifth Era Financial LLC
•      Non-executive director and member of the finance and compensation committees of Unisys Corporation
•      Non-executive director, chair of the compensation committee and member of the audit committee of Diamond Foods Inc.
•      Non-executive director, and chair of the audit committee of Xoom Corporation
•      Non-executive director and chair of the audit committee at Gamefly, Inc
•      Director of the Governing Board of Women’s Initiative for Self Employment

Committee membership(s):
•      Group Nominations Committee
•      Group Performance and Remuneration Committee
•      Group Sustainability Committee

Tony Di Iorio (age 70)
Date of appointment: 1 September 2011

Experience: Began his career at Peat Marwick (now KPMG) where he worked in the firm’s Financial Institutions Practice in New York and Chicago. After leaving Peat Marwick he worked for several leading financial institutions, including as Co-controller of Goldman Sachs, Chief Financial Officer of the Capital Markets business of NationsBank (now Bank of America), Executive Vice President of Paine Webber and CEO of Paine Webber International. He joined Deutsche Bank in Frankfurt in 2001 and later became the Bank’s Chief Financial Officer and a member of its Board and Group Executive Committee. After retiring in 2008 he served as senior adviser to Ernst & Young working with the firm’s financial services partners in the UK, Europe, the Middle East and Africa. He is a non-executive director of RBS Citizens Financial Group, Inc.
External appointment(s): None Committee membership(s): •Board Risk Committee •Group Audit Committee •Group Nominations Committee

Our Board

Independent non-executive directors

Robert Gillespie (age 58)
Date of appointment: 2 December 2013

Experience: Began his career with Price Waterhouse (now PricewaterhouseCoopers) where he qualified as a chartered accountant. He then moved into banking joining SG Warburg, specialising in corporate finance, and was appointed as Co-Head and Managing Director of its US investment banking business in 1989. Following the acquisition of Warburg by UBS in 1995, he then held the roles of Head of UK Corporate Finance, Head of European Corporate Finance and Co-Head of its global business and CEO of the EMEA region. He relinquished his management roles at the end of 2005, and was appointed Vice Chairman of UBS Investment Bank. Robert left UBS to join Evercore Partners, from where he was seconded to the UK Panel on Takeovers and Mergers, as Director General, from 2010 to 2013.

External appointment(s):
•      Independent Board Director at Ashurst LLP
•      Chairman of Council at the University of Durham
•      Chairman of the Somerset House Trust
•      Chairman of the Boat Race Company Limited
•      Director of Social Finance Limited

Committee membership(s):
•      Group Nominations Committee

Penny Hughes, CBE (age 54)
Date of appointment: 1 January 2010

Experience: Previously a director and chairman of the Remuneration Committee of Skandinaviska Enskilda Banken AB and a non-executive director of Home Retail Group plc and chairman of its Remuneration Committee. She spent the majority of her executive career at Coca-Cola where she held a number of leadership positions, latterly as President, Coca-Cola Great Britain and Ireland. Former non-executive directorships include Vodafone Group plc, Reuters Group PLC, Cable & Wireless Worldwide plc and The Gap Inc.

External appointment(s):
•      Non-executive director, chair of the corporate compliance and responsibility committee and member of the audit, nomination and remuneration committees of Wm Morrison Supermarkets plc
•      Trustee of the British Museum

Committee membership(s):
•      Group Performance and Remuneration Committee (Chair)
•      Group Nominations Committee
•      Group Sustainability Committee

Brendan Nelson (age 64)
Date of appointment: 1 April 2010

Experience: Former global chairman, financial services for KPMG. Previously held senior leadership roles within KPMG including as a member of the KPMG UK board from 1999 to 2006 and as vice-chairman from 2006. Chairman of the Audit Committee of the Institute of Chartered Accountants of Scotland from 2005 to 2008.

External appointment(s):
•      Non-executive director and chairman of the audit committee of BP plc
•      Member of the Financial Reporting Review Panel
•      President of the Institute of Chartered Accountants of Scotland

Committee membership(s):
•      Group Audit Committee (Chair)
•      Board Risk Committee
•      Group Nominations Committee
•      RCR Board Oversight Committee

Our Board

Independent non-executive directors

Baroness Noakes, DBE (age 64)
Date of appointment: 1 August 2011

Experience: An experienced director on UK listed company boards with extensive and varied political and public sector experience. A qualified chartered accountant, she previously headed KPMG’s European and International Government practices and has been President of the Institute of Chartered Accountants in England and Wales. She was appointed to the House of Lords in 2000 and has served on the Conservative front bench in various roles including as shadow treasury minister between 2003 and May 2010. Previously held non-executive roles on the Court of the Bank of England, Hanson, ICI, John Laing and SThree.

External appointment(s):
•      Non-executive director and chairman of the audit committee of Severn Trent plc
•      Deputy chairman and senior independent director and chairman of the nominations committee of Carpetright plc

Committee membership(s):
•      Board Risk Committee
•      Group Audit Committee
•      Group Nominations Committee

Philip Scott (age 60)
Date of appointment: 1 November 2009

Experience: Wide-ranging experience of financial services and risk management, including previous responsibility for Aviva’s continental European and International life and long-term savings businesses. He held a number of senior executive positions during his career at Aviva including his role as group finance director until January 2010. Fellow of the Institute and Faculty of Actuaries and Fellow of the Association of Certified Public Accountants.

External appointment(s):
•      Non-executive director and chairman of the audit committee of Diageo plc

Committee membership(s):
•      Board Risk Committee (Chair)
•      RCR Board Oversight Committee (Chair)
•      Group Audit Committee
•      Group Nominations Committee

Group Secretary and Head of Corporate Governance

Aileen Taylor (age 41)
Date of appointment: 1 May 2010

Experience: A qualified solicitor, joined RBS in 2000. She was appointed Deputy Group Secretary and Head of Group Secretariat in 2007, and prior to that held various legal, secretariat and risk roles including Head of External Risk, Retail, Head of Regulatory Risk, Retail Direct and Head of Legal and Compliance at Direct Line Financial Services.
She is a fellow of the Chartered Institute of Bankers in Scotland and a member of the European Corporate Governance Council.

Executive Committee

Ross McEwan, Group Chief Executive
Nathan Bostock, Group Finance Director
For biographies see page 42

Rory Cullinan (age 54)
Chief Executive, RBS Capital Resolution Group
Rory Cullinan became CEO of the RBS Capital Resolution Group (CRG) on 1 January 2014. CRG was set up to deliver, transform, optimise or exit the businesses and assets which will be the primary driver of the RBS capital build. CRG includes RBS Capital Resolution (RCR) and the divestments of both RBS Citizens Financial Group, Inc and Williams & Glyn. He previously served as CEO of the Group’s Non-Core Division and also led the negotiation and establishment of RBS’s entry into the UK Government’s Asset Protection Scheme. Rory previously worked at RBS as Head of Equity Finance (2002-2005). Before rejoining RBS he was Co-Managing Partner and Group Board Member at Renaissance Group. Prior to 2002, he worked for a variety of banks and active financial investment companies in the Americas, Africa and Europe including Permira Advisors, Verdoso Investments (a company he co-founded), Pembridge Investments and Citibank.

Suneel Kamlani (age 52)
Co -Chief Executive, Markets
Suneel Kamlani joined the Group in 2010 and is currently Co-Chief Executive Officer of Markets with responsibility for global trading, sales, research and origination across interest rate products, foreign exchange, asset backed securities, emerging markets, credit fixed income and debt capital markets. In this capacity, he oversees businesses which provide financing, risk management and advisory services to major corporations, financial institutions and public sector clients around the world. Based in the Group’s offices in Stamford, Connecticut, Suneel also serves in a regional capacity as Chairman of Markets and International Banking, Americas and Deputy Head of RBS Americas. Suneel has over 30 years of experience in investment banking, having previously served as Chief Operating Officer for UBS’s Investment Bank and as a member of the UBS Group managing board. He has worked in New York, London, Hong Kong and Stamford, leading investment banking and capital markets businesses globally.

Les Matheson (age 54)
Chief Executive, UK Retail
Les Matheson was appointed Chief Executive of UK Retail on 11 February 2014. He joined RBS in January 2010 as Managing Director of Products, assumed additional responsibility for Marketing in October 2011 and then served as interim Chief Executive for UK Retail before assuming the role on a permanent basis. Prior to joining RBS, Les was Group Executive Retail for St George Bank (part of the Westpac Group of companies) and before that was with Citigroup for eleven years, where he was CEO Citibank Australia, Citigroup Country Officer for Australia and a member of the Citigroup Global Management Committee. Prior to Citigroup Les worked for a number of consumer marketing companies. He began his career with Procter & Gamble in Brand Management in the UK. Les is a member of the Board of Visa Europe and is a member of the Edinburgh University Court.

Simon McNamara (age 54)
Group Chief Administrative Officer
Simon McNamara was appointed Group Chief Administrative Officer in September 2013. Prior to joining the Group, Simon was Chief Information Officer of Standard Chartered’s Consumer Bank based in Singapore and has previously held a number of senior Information Technology and Operations positions in the global financial services industry including with Westpac Banking Corporation, Deutsche Bank, BNP Paribas and Midland Bank. He was also a founding partner in a successful software start-up company, CATS INC, in Silicon Valley. Simon holds a Bachelor of Science (Hons) in Economics and Statistics from University College Swansea and a Post Graduate Diploma in Computer Science from the University of Hertfordshire. He has also completed the Executive Programme at Stanford University.

Jon Pain (age 56)
Group Head of Conduct & Regulatory Affairs
Jon Pain joined the Group on 15 August 2013 as Head of Conduct & Regulatory affairs, from KPMG where he was a partner and Head of the Financial Services Risk Consultancy practice. Jon has over 30 years’ experience in Financial Services including three years as Managing Director of Supervision at the Financial Services Authority (FSA) during the financial crisis (2008 - 2011). Prior to the FSA, Jon’s executive career was with the Lloyds Banking Group (LBG) where he held a range of senior roles including Managing Director of LBG’s C&G mortgage business, the General Insurance Business and the Private Banking Business.

David Stephen (age 49)
Group Chief Risk Officer
David Stephen joined RBS in July 2010 as Deputy Group Chief Risk Officer, and became Group Chief Risk Officer on 1 October 2013. He is responsible for risk globally across all divisions including credit risk, market risk and operational risk functions and enterprise risk management. Spanning a 28 year career in the finance industry across London, New York, Hong Kong and Melbourne, he has worked for both full service and investment banks. These included Credit Suisse Financial Products where he was Chief Credit Officer and ANZ Bank where he was Group Chief Risk Officer and was a member of ANZ Bank's Management Board. David is a graduate of Melbourne's Monash University.

Executive Committee

Chris Sullivan (age 56)
Chief Executive, Corporate Banking
Chris Sullivan was appointed Chief Executive of the Corporate Banking Division in August 2009 and also has responsibility for Ulster Bank Group. Chris’ previous role was as Chief Executive of RBS Insurance. Prior to this, Chris was Chief Executive of Retail and Deputy Chief Executive of Retail Markets. Chris is the Group sponsor for Gender Diversity and the Group’s internal Women’s Networks and was recognised as the European Diversity Champion of the Year in 2011. He is an active sponsor of professional and leadership development and is a member of the Chartered Banker Professional Standards Board and Governor of Ashridge College. Chris holds a number of positions outside the Group including Chairman of the Global Banking Alliance for women and is a member of the Westminster Abbey Investment Committee. Chris earned his Fellowship of the Chartered Institute of Bankers in Scotland for his services to Scottish Banking.

Bruce Van Saun (age 56)
Chairman & Chief Executive, RBS Citizens Financial Group, Inc. and Head of RBS Americas
Bruce Van Saun was appointed Chairman and Chief Executive Officer of RBS Citizens Financial Group, Inc. and Head of RBS Americas in October 2013. Prior to taking up his current role, Bruce was Group Finance Director and a director of the Company, RBS and NatWest having been appointed to those positions in 2009. Bruce has more than 30 years of financial services experience and has previously held senior positions with Bank of New York, Bank of New York Mellon, Deutsche Bank, Wasserstein Perella Group and Kidder Peabody & Co. Bruce is currently a Director of Lloyd’s of London and is a member of the Financial Services Roundtable and The Clearing House supervisory board and is active in several community organisations.

These are the biographies of Executive Committee members as at the date of the signing of the Annual Report and Accounts.

Executive Committee (effective 28 February 2014)
Ross McEwan, Group Chief Executive
Nathan Bostock, Group Finance Director
Chris Sullivan, Deputy Group Chief Executive
David Stephen, Chief Risk Officer
Jon Pain, Group Head of Conduct & Regulatory Affairs
Simon McNamara, Group Chief Administrative Officer
Bruce Van Saun, Chief Executive Officer, Citizens and Head of Americas
Les Matheson, Chief Executive Officer, Personal and Business Banking
Alison Rose, Chief Executive Officer, Commercial and Private Banking
Donald Workman, Chief Executive Officer, Corporate & Institutional Banking
Rory Cullinan, Chief Executive Officer, RBS Capital Resolution Group
Elaine Arden, Group Human Resources Director

Corporate governance

The Board
The Board has eleven directors comprising the Chairman, two executive directors and eight independent non-executive directors, one of whom is the Senior Independent Director.

Name	Position	Nationality
Philip Hampton	Chairman	British
Ross McEwan	Group Chief Executive	New Zealand
Nathan Bostock	Group Finance Director	British
Sandy Crombie	Senior Independent Director	British
Alison Davis	Independent non-executive director	British/USA
Tony Di Iorio	Independent non-executive director	USA
Robert Gillespie	Independent non-executive director	British
Penny Hughes	Independent non-executive director	British
Brendan Nelson	Independent non-executive director	British
Baroness Noakes	Independent non-executive director	British
Philip Scott	Independent non-executive director	British

Biographies for each director and details of which Board Committees they are members of can be found on pages 42 to 45. The Board considers that the Chairman was independent on appointment and that all non-executive directors are independent for the purposes of the Code.

Board Changes
Joe MacHale retired from the Board on 14 May 2013 and Stephen Hester, Art Ryan and Bruce Van Saun all retired from the Board on 30 September 2013. Ross McEwan and Nathan Bostock were appointed to the Board on 1 October 2013 and Robert Gillespie was appointed to the Board on 2 December 2013. Mr Bostock has since confirmed his resignation although his leaving date is still to be agreed.

Roles and responsibilities
The Board
The Board is the main decision-making forum for the company. It is collectively responsible for the long-term success of the company and is accountable to shareholders for financial and operational performance.

The Board has overall responsibility for:
•      the establishment of Group strategy and consideration of strategic challenges;

•      the management of the business and affairs of the Group;

•      ensuring the Group manages risk effectively through the approval and monitoring of the Group’s risk appetite;

•      considering stress scenarios and agreed mitigants and identifying longer term strategic threats to the Group’s business operations;

•      the allocation and raising of capital; and

•      the preparation and approval of the Group’s annual report and accounts.

The Board’s terms of reference include key aspects of the company’s affairs reserved for the Board’s decision and are reviewed at least annually. The terms of reference are available on rbs.com>about us.

Chairman
The role of Chairman is distinct and separate from that of the Group Chief Executive and there is a clear division of responsibilities with the Chairman leading the Board and the Group Chief Executive managing the Group’s businesses on a day to day basis.

The Chairman’s key responsibilities are to:
•      provide strong and effective leadership to the Board;

•      ensure the Board is structured effectively and observes the highest standards of integrity and corporate governance;

•      manage the business of the Board and set the agenda, style and tone of Board discussions to promote effective decision-making and constructive debate;

•      facilitate the effective contribution and encourage active engagement by all members of the Board;

•      in conjunction with the Group Chief Executive and Group Secretary, ensure that members of the Board receive accurate, timely and clear information, to enable the Board to lead the Group, take sound decisions and monitor effectively the performance of executive management;

•      ensure that the performance of individual directors and of the Board as a whole and its committees is evaluated regularly; and

•      ensure the Group maintains effective communication with shareholders and other stakeholders.

Group Chief Executive
The Group Chief Executive has responsibility for all Group businesses and acts in accordance with the authority delegated by the Board.

The Group Chief Executive’s key responsibilities are to:
•      exercise executive responsibility for the Group’s businesses;

•      develop and implement strategy approved by the Board;

•      act in accordance with authority delegated by the Board;

•      consult regularly with the Chairman and Board on matters which may have a material impact on the Group;

•      lead the senior executive team and ensure there are clear accountabilities for managing the Group’s business and managing risk; and

•      in conjunction with the Group Chairman and Group Secretary, ensure the Board receives accurate, timely and clear information.

Corporate governance

Senior Independent Director
Sandy Crombie, as Senior Independent Director, acts as a sounding board for the Chairman and as an intermediary for other directors when necessary. He is also available to shareholders to discuss any concerns they may have, as appropriate.

Non-executive directors
Along with the Chairman and executive directors, the non-executive directors are responsible for ensuring the Board fulfils its responsibilities under its terms of reference. The non-executive directors combine broad business and commercial experience with independent and objective judgement and they provide independent challenge to the executive directors and the leadership team. The balance between non-executive and executive directors enables the Board to provide clear and effective leadership across the Group’s business activities.

The standard terms and conditions of appointment of non-executive directors are available on rbs.com or from RBS Secretariat.

Board Committees
In order to provide effective oversight and leadership, the Board has established a number of Board committees with particular responsibilities. Please see the corporate governance framework on page 41 for more details. The work of the Board committees are also discussed in their individual reports as follows

Nominations Committee - pages 53 and 54.
Group Audit Committee - pages 55 to 60.
Board Risk Committee - pages 61 to 66.
Group Sustainability Committee - pages 67 and 68.
Group Performance and Remuneration Committee - pages 69 to 93.

The terms of reference for each of these committees is available on rbs.com and copies are also available on request from RBS Secretariat.

Group Secretary
Aileen Taylor is the Group Secretary and Head of Corporate Governance. She is responsible for advising the Board on all governance matters and for ensuring that Board procedures are followed. In conjunction with the Chairman and the Group Chief Executive, she is also responsible for ensuring that the Board receive accurate, timely and clear information, particularly on the Group’s performance and matters reserved to the Board; facilitating good information flows between Board members; leading on the implementation of the recommendations from the annual Board Evaluation and developing and maintaining the induction and continuing professional development programme for directors. A key element of the role is to ensure alignment between the Board and Executive Management to ensure the appropriate escalation of issues to the Board. Aileen also leads on all aspects of corporate governance across the Group.

Conflicts of interests
The company has procedures in place to ensure that the Board’s powers for authorising actual or potential conflicts of interest are operating effectively. On appointment, each director is provided with the Group’s guidelines for referring conflicts of interest to the Board. Each director is required to notify any actual or potential conflicts of interest to the Board for consideration and to update the Board on an ongoing basis when he or she becomes aware of any changes.

The Board considers each director’s notification separately on the facts and can impose conditions or limitations as part of the authorisation process. Actual and potential conflicts of interest can be authorised by the Board in accordance with the company’s Articles of Association. Details of all conflicts of interest are recorded in a register which is maintained by the Group Secretary and reviewed annually by the Board.

Board meetings
In 2013, nine Board meetings were scheduled and individual attendance by directors at these meetings is shown in the table below. One of the Board meetings took place overseas during the Board’s visit to the Group’s US businesses.

In addition to the nine scheduled meetings, 35 additional meetings of the Board and committees of the Board were held, including meetings to consider and approve financial statements. The Chairman and the non-executive directors meet at least once per year without executive directors present.

Attended/ scheduled
Philip Hampton	9/9
Ross McEwan (1)	2/2
Nathan Bostock (1)	2/2
Sandy Crombie	9/9
Alison Davis	9/9
Tony Di Iorio	9/9
Robert Gillespie (2)	1/1
Penny Hughes	9/9
Brendan Nelson	9/9
Baroness Noakes	9/9
Philip Scott	9/9

Former directors
Stephen Hester (3)	7/7
Joe MacHale (4)	4/4
Art Ryan (3)	7/7
Bruce Van Saun (3)	7/7

Notes:
(1)	Appointed to the Board on 1 October 2013. Nathan Bostock has since confirmed his resignation although his leaving date is still to be agreed.
(2)	Appointed to the Board on 2 December 2013
(3)	Retired from the Board on 30 September 2013.
(4)	Retired from the Board on 14 May 2013.

Corporate governance

Principal activities of the Board during 2013
In advance of each Board meeting, the directors are supplied with comprehensive papers in hard copy and/or electronic form. During 2013 there has been an enhanced focus on culture and values, conduct and customers. These have been recurring themes underpinning Board discussions during the year and the Board received regular updates on the cultural change programme. An overview of the principal activities of the Board during 2013 is shown below.

Each meeting
• Chairman’s Report • Group Chief Executive’s Report • Monthly Results • Capital, Funding & Liquidity	• Risk Report (including updates on conduct matters) • Reports from committee Chairs • Secretary’s Report (routine matters for approval / noting)
1st Quarter	2nd Quarter
•      UK Retail Deep Dive
•      Budget Update
•      Markets Strategy Updates
•      Remuneration Proposals
•      Lending Updates
•      Risk Appetite Framework
•      Annual Results & AGM Notice
•      Board and committee Evaluations
•      Group Internal Audit Evaluation
•      External Auditor Evaluation

•      Non-Core Deep Dive
•      AGM Preparations
•      Q1 Results
•      Markets Strategy Updates
•      Lending Updates
•      Recovery and Resolution Planning
•      Board Session with the Financial Conduct Authority
•      Good Bank/Bad Bank Review
•      Board Strategy Offsite
•      Succession Planning

3rd Quarter	4th Quarter
•      Good Bank/Bad Bank Review
•      Parliamentary Commission on Banking Standards Recommendations
•      Interim Results
•      Lending Updates
•      Board Evaluation Update
•      RBS Citizens Deep Dive
•      Board Session with the Federal Bank of Boston

•      Launch of Strategic Review
•      Review of Capital Position
•      Independent Lending Review
•      Board Session with the Prudential Regulatory Authority
•      Corporate Banking Deep Dive
•      Q3 Results
•      Markets Deep Dive

Other senior executives, such as the Group Chief Risk Officer and the Head of Conduct and Regulatory Affairs, also attend Board meetings as required to present reports. Divisional Chief Executives, accompanied where appropriate by other senior executives from the division, attend Board meetings to present the divisional deep dives. This provides the Board with an opportunity to engage directly with divisional management on key issues and supports the Board’s succession planning activity.

Board effectiveness
Skills and experience on the Board
The Board is structured to ensure that the directors provide the Group with the appropriate balance of skills, experience and knowledge as well as independence. Given the nature of the Group’s businesses, experience of banking and financial services is clearly of benefit, and we have a number of directors with substantial experience in that area, but the Board also benefits from directors with experience in other fields.

The table below illustrates the breadth of experience on the Board.

• Retail Banking • Risk • Finance & Accountancy • Private Equity • Investment Banking • Insurance & Actuarial • Manufacturing	• Government & Public Sector • Consulting • Chief Executive • Technology • Retailing • Utilities

Board committees also comprise directors with a variety of skills and experience so that no undue reliance is placed on any individual.

Induction and professional development
Each new director receives a formal induction on joining the Board, which is co-ordinated by the Group Secretary. This includes visits to the Group’s major divisions and meetings with directors and senior management. Each induction programme has a core element that the director is required to complete with the remainder of the programme tailored to the new director’s specific requirements. An example of an induction programme for a new non-executive director is set out below:

Core meetings	Tailored elements
Group Chairman
Group Chief Executive
Group Finance Director
Senior Independent Director
Board committee Chairs
Group Secretary
Group Chief Risk Officer
Head of Conduct and Regulatory Affairs
Group Treasurer
General Counsel
External Auditor
External Counsel
Divisional Chief Executives Divisional visits (UK and overseas) Group Finance Group Risk Group Internal Audit Group Tax Investor Relations Group Strategy Group Communications Institutional Investors

Ross McEwan and Nathan Bostock joined the Board on 1 October 2013. Mr Bostock has since confirmed his resignation, although his leaving date is still to be agreed. Robert Gillespie joined the Board on 2 December 2013. Both Mr McEwan and Mr Bostock were serving executives in the Group prior to their appointment to the Board and as such their induction has been focussed on enhancing their knowledge of Board matters and continuing to build relationships with Board members. A comprehensive induction programme was prepared for Mr Gillespie and is underway.

Corporate governance

The Group Secretary advises directors of appropriate external training and professional development opportunities and internal training is also provided which is relevant to the business of the Group. Business visits are also arranged as part of the Group Audit Committee and Board Risk Committee schedule (details of which can be found on pages 56 and 63) and all non-executive directors are invited to attend. Directors undertake the training they consider necessary to assist them in carrying out their duties and responsibilities as directors.

During 2013, the directors received updates on a range of subjects to enhance their knowledge, including:

•	Parliamentary Commission on Banking Standards - Recommendations;

•	Banking Reform Bill;

•	Department for Business, Innovation and Skills (BIS) Proposals on Transparency and Trust;

•	BIS review of Voluntary Code of Conduct for Executive Search Firms;

•	Fourth Capital Requirements Directive (CRD IV);

•	Competition Commission’s investigation into statutory audit services;

•	Government reforms on executive remuneration and reporting; and

•	Developments in European company law and corporate governance.

The Group Secretary maintains continuing professional development logs. These are reviewed regularly with directors to assist in identifying future training and development opportunities that are specific to the individual director’s requirements.

Information
All directors receive accurate, timely and clear information on all relevant matters and have access to the advice and services of the Group Secretary. In addition, all directors are able, if necessary, to obtain independent professional advice at the company’s expense.

Time commitment
There is an anticipated time commitment in line with the recommendations of the Walker Review in respect of general Board duties and additional time as necessary in respect of committee duties. However, as stated in the Chairman’s introductory letter to his Corporate governance report, the time commitment currently required of our non-executive directors is significant. Each director is required to seek the agreement of the Chairman before accepting additional commitments that might affect the time the director is able to devote to his or her role as a non-executive director. The Board is aware of the other commitments of the Chairman and the other directors are able to allocate sufficient time to enable them to discharge their duties and responsibilities effectively.

Election and re-election of directors
In accordance with the provisions of the Code, all directors of the company are required to stand for election or re-election annually by shareholders at the company’s Annual General Meeting. The notice of Annual General Meeting sent to shareholders separately includes details of the proposed resolutions for the election and re-election of directors.

Performance evaluation
In accordance with the Code, an external evaluation of the Board takes place every three years. An internal evaluation takes place in the intervening years.

The 2012 evaluation was conducted externally by a specialist board evaluation consultancy, and a number of initiatives were implemented aimed at improving the overall performance and effectiveness of the Board. These included keeping Board and committee composition under review; reviewing board and executive succession planning; introducing further enhancements to Board information packs; and implementing an expanded remit for the Group Sustainability Committee. These topics will be kept under regular review as a matter of good practice. However, the 2013 evaluation concluded that the recommendations from the 2012 evaluation were being appropriately addressed.

In 2013, the Board and committee evaluation process was conducted internally by the Group Secretary.

Performance evaluation process
The Group Secretary undertook a formal and rigorous evaluation by:

•	preparing a detailed framework of key themes for discussion and questions which was used to structure individual meetings held with each director;

•	discussing the outcomes and recommendations with the Chairman; and

•	recommending the outcomes and areas for improvement to the Board.

Amongst the areas reviewed were Board composition (including diversity), strategy, risk management, Board meetings and processes, external relationships, and the quality of support and information provided to the Board.

Corporate governance

Outcomes of the 2013 performance evaluation
The 2013 performance evaluation concluded that the Board was strong and operated effectively and within its terms of reference throughout 2013. Key strengths identified included the following:

•	the Board performed strongly during a challenging 2013, both as individuals and collectively;

•
the dynamic between Board members was good, the Chairman successfully steered the Board through a very difficult and complex agenda, and the directors dedicated a significant amount of time and effort to their role; and

•	the Board’s committees undertook their complex work well throughout the year, providing strong support to the Board.

A summary of the key themes arising from the 2013 performance evaluation is set out below, together with an overview of the proposed actions:

Key themes included	Proposed action
Board and Board committee composition	Keep Board and Board committee composition under review during 2014, to ensure balance of skills, experience, independence, knowledge and diversity remains appropriate.
Strategic oversight	Ensure that Board agendas for 2014 allocate sufficient time for Board oversight of key areas of strategic focus.
Risk reporting	Consideration to be given to the Board Risk Committee leading a review of risk reporting at Board and Board committee level to further enhance the format and content of risk reports.
External relationships	Ensure regular contact with key external stakeholders in order to maintain effective working relationships at Board level.

Individual director and Chairman effectiveness reviews
The Chairman met with each director individually to discuss their own performance and ongoing professional development and also shared peer feedback that had been provided as part of the evaluation process. Separately, the Senior Independent Director sought feedback on the Chairman’s performance and canvassed views on the Chairman’s performance from the non-executive directors collectively. The results of the Chairman’s effectiveness review were then discussed by the Chairman and the Senior Independent Director.

Relations with investors
The Chairman is responsible for ensuring effective communication with shareholders. The company communicates with shareholders through the Annual Report and Accounts and by providing information in advance of the Annual General Meeting. Individual shareholders can raise matters relating to their shareholdings and the business of the Group at any time throughout the year by letter, telephone or email via rbs.com/ir

Shareholders are given the opportunity to ask questions at the Annual General Meeting or can submit written questions in advance. Directors including the chairs of the Board Committees are available to answer questions at the Annual General Meeting. The Senior Independent Director is also available.

Communication with the company's largest institutional shareholders is undertaken as part of the Investor Relations programme:

•
the Group Chief Executive and Group Finance Director meet regularly with UKFI, the organisation set up to manage the Government’s investments in financial institutions, to discuss the strategy and financial performance of the business. The Group Chief Executive and Group Finance Director also undertake an extensive annual programme of meetings with the company’s largest institutional shareholders.

•
the Chairman independently meets with the Group’s largest institutional shareholders annually to hear their feedback on management, strategy, business performance and corporate governance. Additionally, the Chairman, Senior Independent Director and chairs of the Board committees met with the governance representatives of a number of institutional shareholders during the year.

•	the Senior Independent Director is available if any shareholder has concerns that they feel are not being addressed through the normal channels.

•	the Chair of the Group Performance and Remuneration Committee consults extensively with major shareholders in respect of the Group’s remuneration policy.

In 2013, the Group introduced a programme of UK based events aimed at individual shareholders. These events provided an opportunity for shareholders to meet with directors and senior management to learn more about the business.

Throughout the year, the Chairman, Group Chief Executive, Group Finance Director and Chair of the Group Performance and Remuneration Committee communicate shareholder feedback to the Board. The directors also receive independent analyst notes and reports reviewing share price movements and performance against the sector. Detailed market and shareholder feedback is provided to the Board after major public announcements such as a results release. The arrangements in place are to ensure that directors develop an understanding of the views of major shareholders and that these are considered as part of the annual Board evaluation.

The Group’s Investor Relations programme also includes communications aimed specifically at its fixed income (debt) investors. The Group Finance Director and/or Group Treasurer give regular presentations to fixed income investors to discuss strategy and financial performance. There is also a separate section on the Group’s website for fixed income investors which includes information on credit ratings, securitisation programmes and securities documentation. Further information is available at rbs.com/ir.

Report of the Group Nominations Committee

Dear Shareholder,

As Chairman of the Board, I also chair the Group Nominations Committee and I am pleased to present our report on the committee’s activity during 2013.

Role and responsibilities

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

•      considering succession planning for the Chairman and the executive and non-executive directors, taking into account the skills and expertise which will be needed on the Board in the future. No director is involved in decisions regarding his or her own succession; and

•      making recommendations to the Board concerning the election and re-election by shareholders of directors under the provisions of the Code. In so doing, they will have due regard to their performance and ability to continue to contribute to the Board in light of the knowledge, skills and experience required and the need for progressive refreshing of the Board.

The Group Nominations Committee engages with external consultants, considers potential candidates and recommends appointments of new directors to the Board. The terms of reference of the Group Nominations Committee are reviewed annually and approved by the Board and are available at rbs.com

Membership and meetings
All non-executive directors are members of the Group Nominations Committee which is chaired by the Chairman of the Board. The Group Chief Executive is invited to attend meetings.

The Group Nominations Committee holds at least two scheduled meetings per year, and also meets on an ad hoc basis as required. In 2013, five meetings of the Group Nominations Committee were held and the following table illustrates members’ attendance at these meetings.

Attended/ scheduled
Philip Hampton (Chairman)	5/5
Sandy Crombie	5/5
Alison Davis	5/5
Tony Di lorio	5/5
Robert Gillespie (1)	1/1
Penny Hughes	5/5
Brendan Nelson	5/5
Baroness Noakes	5/5
Philip Scott	5/5

Former members
Joe MacHale (2)	1/1
Art Ryan (3)	4/4

Notes:
(1)	Appointed to the Board on 2 December 2013.
(2)	Retired from the Board on 14 May 2013.
(3)	Retired from the Board on 30 September 2013.

Principal activity during 2013
The Committee continues to monitor succession planning on an ongoing basis taking into account business requirements and industry developments. In 2013 discussions focused principally on executive director succession and the search for new non-executive directors. The Board also held a separate session on succession planning for the Executive Committee in June 2013.

Group Chief Executive succession
On 12 June 2013, it was announced that Stephen Hester would step down as Group Chief Executive and the search for his successor commenced immediately, led by the Chairman on behalf of the Board. MWM Consulting was engaged to support the recruitment process for the new Group Chief Executive and conducted a global search for potential external candidates as well as engaging fully with internal candidates. This enabled the internal candidates to be benchmarked against the very best in the market. The Committee held a number of discussions on potential candidates (internal and external) and agreed that Ross McEwan was the strongest candidate on the basis of his extensive experience in banking, the leadership he had already demonstrated during his time as CEO Retail at RBS and his strong focus on serving our customers. Ross McEwan was announced as the new Group Chief Executive on 2 August 2013 and took over from Stephen Hester on 1 October 2013. MWM Consulting does not provide services to any other part of the Group.

Consideration of new non-executive directors
Egon Zehnder International continued to support the search for new non-executive directors during 2013. Egon Zehnder International were tasked with identifying suitable candidates both to fill existing vacancies (e.g. replacements for Joe McHale and Art Ryan who both retired from the Board during 2013) and to support future Board succession planning. The Committee considered a number of potential candidates during 2013 and Robert Gillespie was appointed to the Board on 2 December 2013. Robert was appointed on the basis of his strong background in finance and banking and his experience of business and regulatory environments in the UK, US and Europe. The search for future potential candidates is continuing. Egon Zehnder International does not provide services to any other part of the Group.

Report of the Group Nominations Committee

Tenure of non-executive directors
The chart below sets out the tenure of non-executive directors.

Board and committee membership
The Committee reviewed the membership of the Group Sustainability Committee during 2013 following feedback from the 2012 evaluation. It was agreed that an additional non-executive director should be appointed to the Group Sustainability Committee and Penny Hughes was appointed as a member in July 2013.

Boardroom diversity
The Board remains supportive of Lord Davies’ recommendations and currently meets the target of 25 per cent female board representation as set out in Lord Davies’ report.

The chart below details the gender diversity of the Board.

In accordance with the recommendations contained within Lord Davies’ report, the Board operates a boardroom diversity policy and a copy of the Board’s diversity statement is available on rbs.com>about us.

The Group understands the importance of diversity and, with regard to gender diversity, recognises the importance of women having greater representation at key decision making points in organisations. The search for Board candidates will continue to be conducted, and nominations/appointments made, with due regard to the benefits of diversity on the Board, however, all appointments to the Board are ultimately based on merit, measured against objective criteria, and the skills and experience the individual can bring to the Board.

The balance of skills, experience, independence, knowledge and diversity (including gender diversity) on the Board, and how the Board operates together as a unit is reviewed annually as part of the Board evaluation. Where appropriate, findings from the evaluation will be considered in the search, nomination and appointment process. If appropriate, additional targets on diversity will be developed in due course.

Further details on the Group’s approach to diversity can be found on page 99.

Philip Hampton
Chairman of the Group Nominations Committee
26 February 2014

Report of the Group Audit Committee

Letter from Brendan Nelson,
Chairman of the Group Audit Committee

Dear Shareholder,

2013 has been a year of significant change for the Group, presenting a number of challenges to the Group Audit Committee. The priority of the Committee has been to ensure the quality and transparency of disclosure and the integrity of the Group’s financial statements. Most notably the Committee supported the Board in its decision to release a trading statement in advance of announcing the Group’s full year results prompted by the recognition of further provisions relating to conduct and litigation, primarily relating to mortgage-backed securities litigation and past conduct issues. These provisions are substantial and have had a significant impact on the Group’s performance for the year.

During 2013, the Committee also scrutinised the disclosures relating to management actions to accelerate the rebuild of capital strength and to focus on core businesses (including the creation of RCR), included in the Group’s Q3 2013 Interim Management Statement.

A key aspect of the Committee’s responsibilities is to satisfy itself that the key accounting decisions, risks and significant management judgements that underlie the financial statements are appropriate through discussion and deliberation with management. The Committee reviewed the conclusions of the External Auditor and, where applicable, other experts and has concluded that disclosures in the financial statements about these judgements and estimates are transparent and appropriate.

Progress on remediating known control issues has remained a focus of the Committee during 2013. On behalf of the Board, the Committee has overseen the Controls and Culture Remediation Programmes within the Markets division and has questioned management in relation to the prioritisation of issues, delivery of remediation, quality assurance and contingency plans. The Committee received reports from Risk Management and Internal Audit and commissioned independent assurance that the programmes were progressing according to plan; that issues were being remediated to industry standard; and that internal reporting accurately reflected progress. On behalf of the Committee I discussed progress and prioritisation with the Prudential Regulatory Authority (PRA). The progress made by management during the course of 2013 was encouraging. However, we will continue to exercise oversight of the areas remediated to ensure improvements are sustained and that further progress is made during 2014.

The Markets Controls and Culture Remediation Programmes have served to underline the importance of an effective three lines of defence model. This was a priority in 2013 and the Committee received regular reports on embedding the model within divisions and functions and articulating the responsibilities and capabilities of the business. Embedding the model and maintaining standards of internal control will continue to be a key priority for the Group during 2014 as the organisational changes announced following the strategic review are implemented. The Committee will monitor this closely.

The Committee has also monitored the progress of various regulatory investigations and claims based on allegations that the Group had inappropriately tried to influence benchmark interest rates. Working closely with the Group Performance and Remuneration Committee, recommendations were made in relation to individual accountability. The Committee continues to consider the output of the review of certain high-risk rates which were not subject to investigation by external authorities.

The annual programme of joint visits by the Group Audit and Board Risk Committees to the Group's business divisions and control functions continued in 2013. The programme allows members of the Committees to spend additional time with areas of the business which the Committees judge would benefit from a more detailed review. Invitations to attend are extended to all non-executive directors. During 2013, the Committees undertook a total of eight visits, including a week long visit to the Group’s operations in Asia and a two-day visit to Ulster Bank. During these visits I took the opportunity to meet with local regulators to gain a better understanding of their perspectives and concerns on our business and key control issues.

In all our work we seek to strike the right balance between on the one hand providing independent oversight and on the other encouragement and support to management. It has been another demanding year for the Group Audit Committee and I would like to extend my thanks to my fellow Committee members for their continued dedication and support throughout 2013.

Brendan Nelson
Chairman of the Group Audit Committee
26 February 2014

Report of the Group Audit Committee

Report of the Group Audit Committee
Meetings and visits
A total of seven scheduled meetings of the Group Audit Committee were held in 2013, including meetings held immediately before the annual and interim financial statements and the quarterly Interim Management Statements were considered by the Board. The Group Audit Committee also held two ad hoc meetings. Group Audit Committee meetings are attended by relevant executive directors, the Internal and External Auditor and Finance and Risk Management executives. Other executives, subject matter experts and external advisers are also invited to attend, as required, to present and advise on reports commissioned by the Committee. At least twice a year the Group Audit Committee meets privately with the External Auditor. The Committee also meets privately with Internal Audit management.

As in previous years, the Committee has undertaken a programme of visits to those business areas which it considers merit additional focus.  During 2013, the Committee spent a week in Asia to review the Markets, International Banking, Wealth, Business Services and Group Finance operations in the region. Internal Audit management made presentations to the Committee at two separate visits, covering functional strategy, bench-strength and capability. Internal Audit Technology resources and capability were discussed during these meetings and over the course of the year the Committee has monitored progress in strengthening capability through recruitment and co-sourcing strategies. The Committee also spent time in Ireland to gain better insight into the issues facing Ulster Bank and held additional in depth meetings with the Markets, International Banking and Wealth divisions in the UK.

Membership of the Group Audit Committee
The Group Audit Committee comprises four independent non-executive directors. The Chairman and members of the Committee, together with their attendance at scheduled meetings, are shown below.

Attended/ scheduled
Brendan Nelson (Chairman)	7/7
Tony Di Iorio	7/7
Baroness Noakes	7/7
Philip Scott	7/7

All members of the Group Audit Committee are also members of the Board Risk Committee facilitating effective governance of finance and risk issues. The Group Audit and Board Risk Committees have strong links with the Group Performance and Remuneration Committee ensuring that compensation decisions reflect relevant finance and risk considerations.

The members of the Group Audit Committee are selected with a view to the expertise and experience of the Group Audit Committee as a whole. The Board is satisfied that all Group Audit Committee members have recent and relevant financial experience and that each member of the Group Audit Committee is independent as defined in the SEC rules under the US Securities Exchange Act of 1934 (the “Exchange Act”) and related guidance ( “Exchange Act Rules”) and the applicable New York Stock Exchange standards ( “NYSE Standards”). The Board has further determined that each of Mr Brendan Nelson, Committee Chairman, Baroness Noakes and Philip Scott are “financial experts” for the purposes of compliance with the Exchange Act Rules and NYSE Standards. Full biographical details of the Committee members are set out on pages 42 to 45.

Performance evaluation
An external evaluation of the effectiveness of the Group Audit Committee takes place every three to five years with internal reviews by the Board in the intervening years. An internal review of the Board and its senior committees took place during 2013 following an external review in 2012. Overall, the review concluded that the Group Audit Committee continued to operate effectively.

The role and responsibilities of the Group Audit Committee
The Group Audit Committee’s primary responsibilities are shown below and are set out in its terms of reference which are reviewed annually by the Committee and approved by the Board. These terms of reference are available on the Group’s website rbs.com.

Report of the Group Audit Committee

Financial reporting and policy
The Group Audit Committee focused on a number of salient judgements and reporting issues in the preparation of the 2013 accounts. In particular, the Committee considered:

•      the evidence (including in relation to the Group’s capital, liquidity and funding position) to support the directors’ going concern conclusion. Further information is set out on page 100;

•      the adequacy of loan impairment provisions, with special emphasis on exposures in Global Restructuring Group (GRG) and Ulster Bank in light of the creation of RCR which resulted in increased impairment provisions being recognised in the fourth quarter of 2013. The Committee was satisfied that the Group loan impairment provisions and underlying assumptions and methodologies are robust;

•      the level of provisions held for outstanding litigation and regulatory investigations, including Payment Protection Insurance redress, LIBOR, Interest Rate Hedging Products and US RMBS litigation. Following review, the Committee was satisfied that overall the level of provision held is appropriate and that disclosure is sufficiently transparent. However, these issues will be kept under close review by the Committee in 2014, as matters develop;

•      valuation methodologies and assumptions for financial instruments carried at fair value including the Group’s credit market exposures;

•      the appropriateness of the carrying value of goodwill and other intangible assets, placing particular focus on International Banking and RBS Citizens Financial Group, Inc. Following an impairment review at year end, goodwill allocated to International Banking of £1.1 billion was impaired in full;

•      the judgements that had been made by management in assessing the recoverability of the Group’s deferred tax assets The deferred tax asset relating to tax losses recognised in The Royal Bank of Scotland plc has been written down by £0.7 billion;

•      valuation of the Group’s main defined benefit pension scheme. The Committee considered the assumptions that had been set in valuing the fund and the sensitivities of those assumptions;

•      the accounting treatment of businesses that the Group has committed to sell, in particular the classification of Direct Line Insurance Group plc in light of the sale of tranches of shares in 2013 and the loss of control by the Group;

•      the assessment by management of the adequacy and effectiveness of internal controls over financial reporting which had identified weaknesses in the Group’s privileged access and user entitlement controls within Technology Services. The Committee considered the potential impact of those issues upon financial reporting systems and requested assurance directly from management regarding prioritisation of remediation and compensating controls. The Committee will continue to monitor delivery of the required remediation programme in 2014;

°      the form and content of the newly introduced Strategic Report contained within the Annual Report and Accounts. As part of its overall assessment of the Annual Report and Accounts, the Committee assisted the Board in determining that the Annual Report and Accounts taken as a whole was fair, balanced and understandable, providing the information necessary for shareholders to assess the company’s performance, business model and strategy. A comprehensive review process supports both the Group Audit Committee and ultimately the Board in reaching their conclusion:-

°      the production of the Annual Report and Accounts is co-ordinated centrally by the Group Chief Accountant with guidance on requirements being provided to individual contributors;

°      The Annual Report and Accounts are reviewed by the Group Disclosure Committee prior to consideration by the Group Audit Committee;

°      A management certification process requires members of the Executive Committee and other senior executives to provide confirmation following their review of the Annual Report and Accounts that they consider them to be fair, balanced and understandable; and

°      Directors are given sufficient time to consider the Annual Report and Accounts.

This process is also undertaken in respect of quarterly results announcements. In addition, the External Auditor considers the Board’s statement as part of its audit requirements.

Report of the Group Audit Committee

Systems of internal control
In addition to the Markets Control and Culture Remediation Programmes, oversight of the three lines of defence model and consideration of accountability in relation to inappropriate rate setting activity (all as more fully described in the letter from the Committee Chairman), the Committee reviewed the progress of the Finance and Risk Transformation Programme. The Committee challenged management on the pace of delivery, cost, prioritisation and benefits. Management is considering the delivery and direction of the programme in light of the organisational changes announced following the strategic review and the Committee will exercise close oversight of the revised programme in 2014.

The Committee has also tracked progress in relation to other mandatory and remedial projects and has challenged individual business areas on the ability to meet regulatory expectations, responsibilities and required resource. The Committee has considered ongoing regulatory reviews and investigations and has monitored the Group’s relationship with its principal regulators. It has received reports from the Sensitive Investigations Unit and has considered the appropriateness of action being taken by management in relation to identified issues. The Committee has considered the Group’s compliance with the requirements of the Sarbanes-Oxley Act of 2002 and was advised of whistle-blowing events which occurred within the Group. The Committee has requested that Internal Audit consider how whistle-blowing processes can be audited and will seek to identify enhancements to the process.

The Committee also reviewed the effectiveness of the internal Notifiable Event Process during the year; alerts on each event are received by the Chairman of the Committee, and the Chairman of the Board Risk Committee.

Regular reports were received by the Committee on wholesale credit quality assurance testing and consumer credit quality assurance testing. The Committee reviewed the Group’s various pension obligations and discussed the status of funding and triennial valuation discussions underway with the RBS Group Pension Fund. The Committee will monitor the investment strategy, capital impact and funding of the scheme during 2014, as negotiations progress.

As discussed in the report of the Board Risk Committee, changes to the Divisional Risk and Audit Committee structure, designed to enhance the effectiveness and transparency of the consideration of risk and audit issues at a divisional level are currently under consideration. Detailed proposals will be presented to the Committee in the first quarter of 2014.

Internal audit
The Group Audit Committee oversaw the work of Internal Audit throughout 2013. Through regular reports and opinions, the Committee obtained insights into Internal Audit’s assessment of the control environment across all divisions and of management’s level of awareness. The reports from Internal Audit enabled the Committee to monitor internal control within the Group by reporting on areas where improvements to the control environment were needed.

In response to Internal Audit findings during the latter half of 2013, the Committee received at its request a presentation from executives of the Markets division on controls relating to trade and transaction reporting and actions underway to address identified weaknesses. The Committee has asked for regular updates on remediation progress to be provided during 2014.

Internal Audit also highlighted that the volume of change underway across the organisation and some specific regulatory remediation efforts, are key risk areas for the Group. The Committee will focus on these areas in 2014, particularly as the recently announced strategic changes are executed.

During bi-annual visits with Internal Audit, the Committee considered the bench-strength and capability of the function and areas where enhancement was required, including Technology and Markets. Plans in place to make improvements, including strategies to externally co-source certain activities and to accelerate recruitment were discussed to ensure that risks were appropriately covered. The Committee also reviewed Internal Audit’s budget and succession-planning.

The Head of Internal Audit continues to report to the Chairman of the Group Audit Committee. In 2013, his secondary reporting line was changed and he now also reports directly to the Group Chief Executive (previously the Group Finance Director). Consideration was given to the presence of the Head of Internal Audit and divisional Heads of Audit at Executive Committee and other senior meetings. The Committee will continue to monitor the participation and influence of Internal Audit at senior level meetings during 2014.

The Committee considered and approved enhancements to the reporting methodology in Internal Audit reports and agreed that the changes to the criteria underlying ratings would improve transparency and provide additional evidence about culture and attitude. These improvements to reporting will be introduced in 2014. Proposed improvements to the evaluation of risk and enhancement to the audit universe, that will enable scoping and prioritisation of the work of Internal Audit that better reflects the scale and complexity of the business, were also considered by the Committee. The impact of assurance work initiated by the Group’s regulators on risk coverage was discussed and the annual plan of audit activity was approved.

An external review of the effectiveness of Internal Audit takes place every three to five years, with internal reviews continuing in intervening years. In December 2013, the Group Audit Committee undertook an internal evaluation of Group Internal Audit. The evaluation concluded that Group Internal Audit had operated effectively throughout 2013. Minor observations and recommendations will be progressed. Benchmarking of Internal Audit against the Chartered Institute of Internal Auditors “Effective Internal Audit in the Financial Services Sector” guidance recommendations was explicitly included in the evaluation of effectiveness. Internal Audit currently meets these recommendations in the majority of areas and has incorporated actions within its strategic plan to address identified shortcomings.

Report of the Group Audit Committee

Oversight of the Group’s relationship with its regulators
The Group Audit Committee has a responsibility to monitor the Group’s relationship with the Prudential Regulatory Authority (PRA), Financial Conduct Authority (FCA) and other regulators. During 2013, it received regular reports on the Group’s relationship with all its regulators highlighting significant developments. It received reports on regulatory actions and investigations. Over the course of the year the Chairmen of the Group’s senior Board committees met with the PRA and the FCA on an individual basis and also participated in Regulatory College meetings with the Group’s primary regulators. The Chairman of the Group Audit Committee also met with the PRA and with the External Auditor on a trilateral basis.

The Committee closely monitored the Group’s relationship with its international regulators and significant time was dedicated in particular to understanding the regulatory requirements in the US and their implications for the Group’s US operations and structure. The Committee Chairman also met with the Japanese Financial Services Authority, the Central Bank of Ireland and the Federal Reserve Bank of Boston during local visits.

External audit
During 2013, the External Auditor provided the Group Audit Committee with reports summarising their main observations and conclusions arising from their year end audit, half year review and work in connection with the first and third quarters’ financial results and their recommendations for enhancements to the Group’s reporting and controls. The External Auditor also presented for approval to the Committee their audit plan and audit fee proposal and engagement letter, as well as confirmation of their independence and a comprehensive report of all non-audit fees.

The Group Audit Committee undertakes an annual evaluation to assess the independence and objectivity of the External Auditor and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements. The annual evaluation is carried out in two stages. An initial review was carried out in early 2014.  In assessing the effectiveness of the Group’s External Auditor, the Group Audit Committee had regard to:

•      the experience and expertise of the senior members of the engagement team;

•      the proposed scope of the audit work planned and executed;

•      the quality of dialogue between the External Auditor, the Committee and senior management;

•      the clarity, quality and robustness of written reports presented to the Committee setting out the External Auditor’ findings arising from the audit;

•      the quality of observations provided by the External Auditor on the Group’s systems of internal control;

•      the views of management on the performance of the External Auditor; and

•      the findings of any reviews of the work of the External Auditor by relevant regulators and the actions taken, where appropriate, to address any matters raised.

The second phase of the review will be conducted following completion of the 2013 audit and will involve targeted interviews with individuals based on outputs from the initial phase and their level of interaction with the External Auditor.

In addition to the annual evaluation performed by the Group Audit Committee, the External Auditor will also conduct their own annual review of audit quality. Twelve service criteria for the audit have been defined by them to measure their performance against the quality commitments set out in their annual audit plan. Feedback will be obtained and discussed with relevant internal stakeholders. The results of this exercise will be presented to the Group Audit Committee, with actions defined and agreed to address any areas where performance has fallen below expected standards.

The Group Audit Committee is responsible for making recommendations to the Board in relation to the appointment, re-appointment and removal of the External Auditor. In order to make a recommendation to the Board, the Group Audit Committee considers and discusses the performance of the External Auditor, taking account of the outcomes of the annual evaluation carried out. The Board submits the Group Audit Committee's recommendations to shareholders for their approval at the Annual General Meeting.

Deloitte LLP has been the company’s auditor since March 2000. There are no contractual obligations restricting the company's choice of External Auditor. The revised UK Corporate Governance Code, issued by the Financial Reporting Council in September 2012 provides that companies should put the external audit contract out to tender at least every ten years. The Competition Commission following their investigation into the supply of statutory audit services also concluded that FTSE 350 companies should tender the audit engagement every ten years. The Group Audit Committee has considered the requirements and  emerging developments in the EU and currently intends to put the contract for the 2016 (and future periods) audit of the Group out to tender later this year. In the interim, the Board has endorsed the Group Audit Committee's recommendation that shareholders be requested to approve the reappointment of Deloitte LLP as External Auditor at the Annual General Meeting in 2014.

The Group Audit Committee approves the terms of engagement of the External Auditor and also fixes their remuneration as authorised by shareholders at the Annual General Meeting.

Audit and non-audit services
The Group Audit Committee has adopted a policy on the engagement of the External Auditor to supply audit and non-audit services, which takes into account relevant legislation regarding the provision of such services by an external audit firm.

In particular, the Group does not engage the External Auditor to provide any of the following non-audit services:
•      bookkeeping or other services related to the accounting records or financial statements;

•      financial information systems design and implementation;

•      appraisal or valuation services, fairness opinions or contribution-in-kind reports;

Report of the Group Audit Committee

•      actuarial services;

•      internal audit outsourcing services;

•      management functions or human resources;

•      broker or dealer, investment adviser, or investment banking services;

•      legal services and expert services unrelated to the audit; and

•      other services determined to be impermissible by the US Public Company Accounting Oversight Board.

The Group Audit Committee reviews the policy annually and prospectively approves the provision of audit services and certain non-audit services by the External Auditor. Annual audit services include all services detailed in the annual engagement letter including the annual audit and interim reviews (including US reporting requirements) and periodic profit verifications.

Annual audit services also include statutory or non-statutory audits required by Group companies that are not incorporated in the UK. Terms of engagement for these audits are agreed separately with management, and are consistent with those set out in the audit engagement letter to the extent permitted by local regulations. During 2013, prospectively approved non-audit services included the following classes of service:

•      capital raising, including consents, comfort letters, reviews of registration statements and similar services in respect of documents that incorporate or include the audited financial statements of the Group;

•      accounting opinions, including accounting consultations and support related to generally accepted accounting principles and financial reporting matters relating to the financial statements of the Group and its subsidiaries;

•      any reports that, according to law or regulation in the relevant jurisdiction, must be (and may only be) rendered by the External Auditor;

•      reports providing assurance to third parties over certain of the Group’s internal controls prepared under US Statement of Auditing Standards 70 “Service Organisations” or similar auditing standards in other jurisdictions; and

•      reports and letters providing assurance to the Group in relation to a third party company where the Group is acting as equity/ debt underwriter in a transaction, in the ordinary course of business.

For all other permitted non-audit services, Group Audit Committee approval must be sought, on a case-by-case basis, in advance. The Group Audit Committee reviews and monitors the independence and objectivity of the External Auditor when it approves non-audit work, taking into consideration relevant legislation, ethical guidance and the level of non-audit services relative to audit services. The approval process is rigorously applied to prevent the External Auditor from functioning as management, auditing their own work, or serving in an advocacy role.

A competitive tender process is required for all proposed non-audit services engagements where the fees are expected to exceed £100,000. Engagements below £100,000 may be approved by the Chairman of the Group Audit Committee; as an additional governance control all engagements have to be approved by the Group Chief Accountant and Group Procurement. Where the engagement is tax related, approval must also be obtained from the Head of Group Taxation. Ad hoc approvals of non-audit services are ratified by the Group Audit Committee each quarter. During 2013, the External Auditor were approved to undertake certain significant engagements which are categorised and explained more fully below:

Regulatory requests and attestations (three engagements)
Regulators, both UK-based and overseas, requested certain work be undertaken by the Group during 2013 to provide assurances and meet certain requirements. In all three such engagements undertaken by the External Auditor, their existing knowledge of the Group was highlighted as a strong benefit. It allowed the work to commence quickly and with minimal disruption in all instances. The benefits of maintaining consistency between similar engagements was also highlighted.

Tax advisory and compliance services (one engagement)
Tax advisory services were provided to a subsidiary established by RBS and Blackstone. The External Auditor had been involved in establishing the subsidiary company and so had an in-depth understanding of its structure and tax liabilities.

Membership of a company acquired by Deloitte (one engagement)
Bersin has provided an annual membership to the RBS Group since 2010. This has allowed our HR and Learning & Talent Practitioners to access extensive online research libraries. Bersin was acquired by Deloitte in December 2012 and so at the point the Group’s Bersin membership was due for renewal ad hoc approval by the Group Audit Committee was sought.

Non-statutory audit of full year accounts (one engagement)
As part of the disposal of certain UK branches, it has been necessary to prepare audited accounts for the business for 2012 and 2013. The External Auditor was selected to provide audit services based on its extensive experience of the Group’s systems and process, as well as its specific knowledge of the project. In addition, following the completion of the banking licence application for the business, the new legal entity would be a wholly-owned subsidiary of the Group; it is the Group’s policy to use the Group’s External Auditor to audit the accounts of all subsidiaries except in exceptional circumstances.

In addition, the External Auditor is engaged from time to time by the Group to perform services in relation to the restructuring of loans and other financing. The Group is not liable for these fees, and often has a limited role in the selection process. As an additional governance control, these engagements are subject to the ad hoc approval process. Information on fees paid in respect of audit and non-audit services carried out by the External Auditor can be found in Note 5 to the consolidated accounts on page 395.

Brendan Nelson
Chairman of the Group Audit Committee
26 February 2014

Report of the Board Risk Committee

Letter from Philip Scott,
Chairman of the Board Risk Committee

Dear Shareholder,

Throughout 2013, the Board Risk Committee has sought to continue to provide assurance that the Group is operating in a safe and controlled manner and within the agreed risk appetite framework approved by the Board. This has been done against a backdrop of difficult external market conditions and increased regulatory scrutiny by the Prudential Regulatory Authority (PRA) and Financial Conduct Authority (FCA) and the Group’s overseas regulators.

In particular, the Committee has focussed on market risk, operational risk, credit risk, conduct and regulatory risk and reputational risk. In its consideration of each area of risk, culture has been the priority and the Committee has emphasised the importance of instilling the correct behaviours within the organisation, alongside processes and tools designed with the customer at the fore. It is vital that the business is able to get these things right in order to meet its target of becoming a ‘really great bank’. The Committee is working hard to drive cultural change and increase accountability throughout the organisation.

Oversight of risk has been enhanced in the period, through the separation of the Risk Management and Conduct and Regulatory Affairs functions. The restructure of the Risk function has enabled the Committee to achieve clearer and more effective oversight of conduct and regulatory issues, which will have long-lasting benefits. The Committee dedicates substantial time each year to the oversight of the risk operating model and succession planning and will continue to monitor these changes during 2014 as the respective functions continue to strengthen and embed.

Conduct risk standards continue to be communicated to employees using the four pillars of conduct risk: employee conduct; market conduct; corporate conduct; and conduct towards customers. These standards have been applied in the Committee’s consideration of issues including the review of the sale of interest rate hedging products to SME customers. The Committee has also placed renewed focus on the quality of advice provided to customers, particularly in relation to mortgages, investment products and private client products.

In response to the allegations set out in the Tomlinson Report that the Group’s restructuring division systemically set out to make profit at the expense of distressed customers, an independent review by the law firm Clifford Chance was commissioned to investigate these claims fully. The Group’s regulators will also undertake their own review. While no evidence has been produced that supports the claims set out in the Tomlinson Report, the allegations have damaged our reputation and threaten to undermine our ability to build trust with customers and to increase lending to businesses in the UK economy. Therefore it is essential that the Group verifies the facts as quickly as possible. The Board Risk Committee has undertaken to review the outputs of both investigations, in depth, on behalf of the Board and make recommendations as to action required.

During 2013, the Board Risk Committee has continued to oversee the remediation activity following the major IT incident in 2012 and the ongoing effort to ensure the Group is more resilient in this respect in future. The Committee has also considered other potential single points of failure and how these can be identified and prevented or mitigated. This focus will continue in 2014 and the Committee will continue to liaise with its principal regulators during the first quarter of the year as the investigation of the IT incident concludes.

The Committee has considered reports on data quality, information security and corporate security with a particular focus on cyber security. This continues to be a significant issue for the banking industry as a whole and will remain a priority for the Committee in 2014.

Consideration of the case for RCR and substantiation of the capital plan was a major undertaking for the Group in the latter half of 2013. Given the fundamental strategic importance of this review, consideration, analysis and approval was undertaken collectively by the Group Board rather than at Committee level, which I consider to be appropriate. As a priority in 2014, the Board Risk Committee will monitor the risks in execution of this plan and also execution of the measures announced following the strategic review.

While 2013 has presented significant challenges, there has also been significant progress in the oversight of risk and control in many areas. In particular I would highlight the following:

•
the Committee has continued to enhance its relationship with other Committees, in particular the Group Performance and Remuneration Committee. It has advised on matters such as assessing risk performance of both divisions and individuals, reviewing the risk objectives of members of the Executive Committee and considering the accountability of individuals in relation to specific matters;

•
the role of Divisional Risk and Audit Committees has been reviewed in conjunction with the Group Audit Committee to ensure that they provide more transparency and more effective consideration of risk at a divisional level. Proposed changes to the existing model will be considered by the Committee in Q1 2014;

Report of the Board Risk Committee

•	the Committee has overseen the refinement and further embedding of the Group’s risk appetite framework into the business divisions;

•
the Committee considered the outputs of stress testing and approved a reverse stress test trigger framework to further assist the risk management team in assessing how the business is positioned to respond to various potential scenarios; and

•	an economic capital framework was presented and the Committee considered how this would be transitioned into business as usual.

More detailed information on each of these areas is set out in the Board Risk Committee report that follows.

2013 was a challenging year for the Board Risk Committee and I would like to extend my gratitude to my fellow members and to the Group’s senior leadership team for the additional time that they have dedicated to the business of the Committee.

Philip Scott,
Chairman of the Board Risk Committee
26 February 2014

Report of the Board Risk Committee

Report of the Board Risk Committee
Meetings and visits
The Board Risk Committee held seven scheduled meetings in 2013. Meetings are held alongside Group Audit Committee meetings to ensure that the work of the two Committees is coordinated and consistent. Board Risk Committee meetings are attended by relevant executive directors, risk management, finance and internal audit executives. External advice may be sought by the Board Risk Committee where considered appropriate. During 2013, the members of Board Risk Committee, in conjunction with the members of the Group Audit Committee, took part in an annual programme of visits to the Group’s business divisions and control functions. This programme included two in depth sessions with the Risk Management function to consider key risk areas and the risk strategy and operating model. Full details about the programme of visits is set out in the Report of the Group Audit Committee on page 56.

Membership of the Board Risk Committee
The Board Risk Committee comprises at least three independent non-executive directors. The Chairman and members of the Committee, together with their attendance at meetings, are shown below.
Attended/ scheduled
Philip Scott (Chairman)	7/7
Sandy Crombie	7/7
Tony Di Iorio (1)	6/7
Brendan Nelson	7/7
Baroness Noakes	7/7

Former director
Joe MacHale (2)	2/4

Notes:
(1)	Missed one meeting due to travel disruption.
(2)	Retired from the Board on 14 May 2013.

Philip Scott, Tony Di Iorio, Brendan Nelson and Baroness Noakes are also members of the Group Audit Committee. Sandy Crombie is also a member of the Group Performance and Remuneration Committee. This common membership ensures effective governance across all finance, risk and remuneration issues, and that agendas are aligned and overlap is avoided, where possible.

Performance evaluation
A review of the effectiveness of the Board and senior committees, including the Board Risk Committee, during 2013 was conducted internally. The Committee has considered and discussed the report on the outcomes of the evaluation and is satisfied with the way in which the evaluation has been conducted, the conclusions and the recommendations for action. Overall, the review concluded that the Board Risk Committee continued to operate effectively but some areas where further enhancements could be made, were identified. The outcomes of the evaluation have been reported to the Board, and during 2014, the Committee will place focus on driving further improvements to risk reporting and prioritisation of Committee time.

The role and responsibilities of the Board Risk Committee
The Board Risk Committee’s primary responsibilities are shown below and are set out in its terms of reference which are reviewed annually by the Committee and approved by the Board. These are available on rbs.com.

Report of the Board Risk Committee

Risk strategy and policy
RBS has a clear risk strategy supported by well defined strategic risk objectives. The members of the Board Risk Committee provide input to the overarching strategy for the business on an ongoing basis.

During 2013, the Board Risk Committee reviewed the implementation of the Group Policy Framework across the organisation. It also reviewed the output of control environment certifications which provided the Committee with an assessment of the effectiveness of the Group’s internal control environment. Particular focus was placed on how the operational risk framework was structured to identify single points of failure and “black swan” events, being those events that were difficult to predict but would have a high impact. The Committee agreed that Risk Management should reinforce with divisions that risk assessments and scenario analysis should extend to these events and that consideration should also be given to resilience.

Together with the Group Audit Committee, throughout 2013, the members placed particular focus on the implementation and embedding of the three lines of defence model across divisions. While progress has been made, the Committee recognises that additional work is required to fully delineate responsibilities across front line management, risk and internal audit. The Committee has emphasised that it considers effective operation of the model to be a priority and will closely monitor progress in 2014 alongside strategic and organisational change.

The Committee also considered management’s plans to deliver a holistic Enterprise Risk Management (ERM) framework, intended to deliver an increase in effectiveness and make risk more relevant to the operation of the business. This would involve rationalising existing risk management tools and making them integral to business as usual. The Committee noted its emphatic support to the accelerated programme of work planned for 2013/2014 which including the development of outcome-focused principles of business and the use of tools such as the “yes check” to align values with customer outcomes based on integrity, safety, soundness, reputation and standards.

The members closely reviewed implementation plans and delivery of solutions to meet the requirements of the Single European Payments Area. The Committee in particular has monitored the relationship with the Central Bank of Ireland in this regard.

The Committee has received reports on plans underway to enhance data quality across the organisation. It has also considered information security, corporate security and cyber risk.

Risk profile
Reporting
The Committee received a detailed report on key risks and metrics at each meeting and the Group Chief Risk Officer provided a verbal update on the key risks to the organisation. Following his appointment, the Head of Conduct and Regulatory Affairs also provided a verbal update on current pertinent matters to the Committee at each meeting. These reports enabled the Committee to identify the key risk areas where additional focus was required.

During 2013, the Committee has continued to focus on enhancing risk reporting and some improvements have been made, including the creation of a risk report at entity level of National Westminster Bank Plc. However, the annual Committee performance evaluation has highlighted that more work is required to rationalise the reports that are received by the Committee; to ensure that key risks are conveyed succinctly and prominently; and to standardise and simplify presentations. This will be taken forward in 2014.

The Committee reported to the Board following each meeting on its consideration of the risk profile of the business and made recommendations as appropriate.

Risk Incidents and Regulatory reviews and investigations
As in previous years, regulatory risk featured highly on the agenda of the Committee during 2013. Most significantly, as highlighted above, in the letter from the Committee Chairman, the Committee continued to play a central role in the oversight and remediation of the Group’s 2012 IT incident. It received regular reports on the work being undertaken to enhance resilience and address root causes of the issue and has challenged management on the robustness of plans and in relation to capability across the three lines of defence. Significant progress has been made to address the deficiencies highlighted by the incident. However, longer term investment in further enhancement to the Group’s infrastructure is ongoing. The Committee will continue to oversee the remediation activity and wider enhancement required to systems and resilience during 2014. The Committee will also work with its regulators to address findings as their investigation of the incident concludes and will ensure accountability is fully considered and learnings are adopted, across the organisation.

The Committee was dismayed to learn of the most recent system outage in late 2013 and will ensure that this matter and any correlation with the earlier IT incident is fully understood.

The allegations set out in the Tomlinson Report have been taken very seriously by the Group and while there is no evidence of systemic wrongdoing in the way distressed customers were treated by the Group’s restructuring division, an independent review by Clifford Chance has been commissioned. The FCA has separately appointed a skilled person to undertake a review under section 166 of the Financial Services and Markets Act. The Board Risk Committee will review the outputs of these investigations and will liaise with its regulators as required.

Report of the Board Risk Committee

A number of other internal and regulatory investigations arose or continued throughout 2013. During the period, the Committee received reports on;

•      the investigation of the alleged mis-selling of interest rate hedging products to small and medium sized enterprises and considered the appropriateness of remediation activity;

•      the investigation of allegations of inappropriate rate setting activity in particular foreign exchange rates;

•      anti-money laundering remediation including divisional remediation plans, prioritisation and resource requirements;

•      the sale of complex products and the quality of investment advice to customers. In particular, it received reports on required enhancements to the mortgage sales process. The sales and product design and approvals process were also reviewed;

•      the status of key litigation cases, in particular the US residential mortgage-backed securities litigation claims; and

•      the remediation of known regulatory issues in the RBS Americas region.

Where appropriate, the Committee oversaw liaison with regulators; made recommendations regarding required remediation, training and process controls and enhancements; and made recommendations to the Group Performance and Remuneration Committee in relation to accountability. Progress to address identified weaknesses will be closely monitored throughout 2014.

In 2013, the Balcony Oversight Committee was established in acknowledgment of the volume of ongoing conduct issues, particularly in the Markets division. The aim of the Balcony Oversight Committee chaired by the Head of Conduct and Regulatory Affairs, is to provide independent oversight, identify common themes and to share lessons learned. The Balcony Oversight Committee reports to the Board Risk Committee and regular updates were provided on the status of ongoing investigations and emerging themes.

Capital and liquidity
The Committee reviewed the capital and liquidity position of the business regularly in light of external conditions.

The Committee made recommendations to the Board concerning the Individual Liquidity Adequacy Assessment, the Internal Capital Adequacy Assessment Process (ICAAP) and the Contingency Funding Plan, in line with the Group’s commitments to its regulators.

Risk appetite framework and limits
The risk appetite framework for the Group was reviewed in 2013 to ensure it remained fit for purpose in light of internal restructuring, market positioning and changes to regulation. Consideration was given to how risk appetite linked to strategic objectives and how quantitative risk appetite targets had been set. The Committee discussed earnings volatility, including the impact of diversification benefit on the targets. Following detailed discussion, the Committee recommended the framework to the Board for approval and noted its support to management as the framework was embedded across the Group at divisional level. The Board Risk Committee separately reviewed the country risk appetite and Group Market Risk Control Framework and noted new market risk caps and changes to the existing limits.

In the second half of 2013 the Committee reviewed proposed changes to the Single Name Concentration framework for Banks and a new Single Name Concentration grid for Large Corporates.

The Committee also considered the Economic Capital model, which had been under delivery since 2010. It was noted that the model was now being transitioned to business as usual activity and had been used to assess credit concentration risk for Pillar 2 capital as part of the 2011 ICAAP, resulting in a more accurate capital calculation. The Committee is confident that the model will provide management with a clearer understanding of risk.

The Committee continued to review the output of stress testing and discussed the stress scenarios and underlying assumptions. In the second half of 2013, the Committee noted the output of a reverse stress testing exercise and recommended it for approval to the Board.

Risk management operating model
During the course of two separate visits to Risk Management, the Committee reviewed the risk management operating model to ensure the function had the appropriate structure and resources in place to deliver its strategic plan. Bench-strength of the risk function was reviewed and consideration was give to succession-planning, resource and budget.

The strengthening of the Conduct and Regulatory Affairs function during the second half of the year resulted in various changes to the risk management operating model which were discussed in detail with the Committee. Further developments to Risk Management, Conduct and Regulatory Affairs and the risk committee framework that underpins the Board Risk Committee will continue to be progressed in 2014 and the Committee will remain involved in the discussions and changes as appropriate.

As referenced in the Group Audit Committee report on pages 56 to 60, a framework of Divisional Risk and Audit Committees is responsible for reviewing the business of each division and reporting to the Group Audit Committee and Board Risk Committee. During 2013, the Committee reviewed the operation of the committees and requested that management consider alternative mechanisms that could more effectively provide a line of sight into divisional risk issues and activity.  The output of that review, will be more fully discussed in Q1 2014.

Report of the Board Risk Committee

Risk architecture
The Committee reviewed the preparations underway to ensure compliance with the new best practice principles that had been defined by the Basel Committee of Banking Supervision (BCBS) for internal risk reporting and data aggregation practices, which would be effective in 2016. Consideration was given to how these requirements reaffirmed priorities and direction of travel with the Finance and Risk Transformation (FiRST) Programme and it was noted that work was in progress to both accelerate usage of the FiRST strategic solution by Risk and enhance existing capabilities. In conjunction with the Group Audit Committee, the Board Risk Committee will closely monitor delivery of the FiRST programme in 2014 and any required changes as a result of the strategic review.

Remuneration
The Committee recognises that embedding the correct conduct and culture in the organisation requires an emphasis on performance management and conduct standards. The Board Risk Committee has continued to work closely with the Group Chief Executive and Group Performance and Remuneration Committee to consider the risk aspects of Executive Committee members’ objectives and remuneration arrangements as appropriate.

The Committee considered the risk performance of divisions in light of known risk and control issues and under advice from Risk Management and Internal Audit. It made recommendations regarding appropriate adjustments, to the Group Chief Executive and Group Performance and Remuneration Committee.

The Committee has reviewed specific accountability cases as required and made recommendations accordingly.

Philip Scott
Chairman of the Board Risk Committee
26 February 2014

Report of the Group Sustainability Committee

Letter from Sandy Crombie
Chairman of the Group Sustainability Committee

Dear Shareholder,

Early in 2013 the remit of the Group Sustainability Committee was increased to include broader sustainability issues including conduct, culture, reputation and most importantly, how the Group serves its customers.

Membership was strengthened with an additional non-executive director and meeting frequency was also increased, all underlining our commitment to the sustainability agenda.

While 2013 presented significant challenges, progress was made by the Committee in overseeing and challenging how management was addressing sustainability and reputation issues relating to all stakeholder groups. Key areas of work during the year included:

•
oversight of the introduction and embedding of the purpose, vision and values work intended to promote behavioural change and strengthen our culture Group-wide. This included the introduction of the Code of Conduct which lays out the standard of conduct that supports the Group’s values of serving customers, working together, doing the right thing and thinking long term;

•
oversight of how the Group is balancing the needs of all its stakeholder groups including customers, investors, employees, regulators and communities/society and alignment with the Group’s strategic intent;

•
ongoing commitment to the stakeholder engagement programme through regular face to face sessions with advocacy groups on key issues of concern. This has been a key area of progress for the Committee allowing for challenge and debate in an open and collaborative environment (more details on next page);

•
oversight of development of Environmental, Social and Ethical (ESE) policies to ensure increased transparency and disclosure and more responsible management of risks in sensitive and high risk sectors. ESE policies reviewed in 2013 included Mining and Metals, Oil and Gas and Gambling;

•	receiving reports on the sustainability activities across the company including supporting enterprise, employee engagement, citizenship, environment, safety and security;

•
improved reporting through the annual Sustainability Report which provides a review of our activities and details future commitments, goals and priorities. We adhere to best practice standards for our reporting, following a principles framework of inclusivity, materiality and responsiveness. Deloitte LLP undertake independent assurance of our reporting and were able to provide an unqualified assurance statement in respect of the 2012 Sustainability Report which was published in May 2013;

•	receiving reports on people issues including health and safety, diversity and inclusion, employee wellbeing and employee opinion; and

•	receiving reports on legal issues and legislative changes that impact the sustainability agenda.

Other areas supported by the Committee included the adoption of a number of internationally accepted voluntary codes notably the Equator Principles, United Nations Global Compact and Natural Capital Declaration (see pages 35 to 37 for more detail).

Although much still has to be done, it is pleasing that the efforts to build a sustainable and responsible business have been recognised through independent and external measures such as inclusion in the Dow Jones Sustainability World Index with our highest score to date in 2013. We have also been included in the FTSE4Good Index Series which measures the performance of companies that meet globally recognised corporate responsibility standards (see pages 35 to 37 for more information on these external commitments).

To continue the progress made in 2013, a priority for the Committee will be to ensure that its strategic direction is aligned with business priorities and that sustainability is embedded in everything that we do.

Finally I would like to thank my fellow Committee members for their expertise and guidance and all those who have supported us, whether inside or outside RBS, for their contribution to our work.

More detailed information on the Committee and the Group’s approach to sustainability is found on pages 35 to 37.

Sandy Crombie
Chairman of the Group Sustainability Committee
26 February 2014

Report of the Group Sustainability Committee

Report of the Group Sustainability Committee
Meetings
The Group Sustainability Committee held six Committee meetings in 2013 in addition to seven stakeholder engagements sessions. Both were attended by senior representatives from the customer facing divisions as well as Human Resources, Sustainability, Risk Management, Communications, Legal, Strategy and Corporate Services. The Chairman of the Board regularly attends the meeting as well as internal and external specialists who may be requested to attend for specific items.

Stakeholder Engagement Sessions
Balancing the needs of stakeholders means understanding the views of all those who have an interest in our business. In addition to ongoing engagement throughout RBS with internal and external stakeholders, during the year, the Group Sustainability Committee participated in seven stakeholder engagement sessions covering the following topics:

•	Fair Banking;
•	Safety and Security;
•	Citizenship;
•	Supporting Enterprise;
•	Sustainability priorities in the USA;
•	Investor Perspective; and
•	Employee Engagement.

These stakeholder engagement discussions help inform decision making across the Group, shape future polices and influence strategic priorities and will continue to play a key role. For more information see pages 35 to 37.

In 2013, a programme of UK based events aimed at individual shareholders was introduced. These events provided an opportunity for shareholders to meet directors and senior management to learn more about the business.

Membership
The Group Sustainability Committee comprises three independent non-executive directors. The Chairman and members of the Committee, together with their attendance at meetings, are shown below.

Attended/ scheduled
Sandy Crombie (Chairman)	6/6
Alison Davis (1)	5/6
Penny Hughes (2)	3/3

Notes:
(1)	One meeting missed due to time zone differences.
(2)	Appointed to the Committee with effect from 30 July 2013.

Performance evaluation
An internal review of the effectiveness of the Group Sustainability Committee took place in 2013. Overall the review concluded that the Group Sustainability Committee continued to operate effectively. An ongoing challenge will be to ensure that the Group’s strategy covers the long term needs of all stakeholders and that the work of the Group Sustainability Committee is fully aligned with that strategy.

Role and responsibilities of the Group Sustainability Committee
The Group Sustainability Committee is responsible for overseeing and challenging how management is addressing sustainability and reputation issues relating to all stakeholder groups, except where such issues have already been dealt with by another Board committee.

Authority is delegated to the Group Sustainability Committee by the Board and the Committee will report and make recommendations to the Board as required. The terms of reference of the Group Sustainability Committee are available on the Group’s website rbs.com and these are considered annually by the Group Sustainability Committee and approved by the Board. A report on the activities of the Group Sustainability Committee in fulfilling its responsibilities is provided to the Board following each Committee meeting. The principal responsibilities of the Group Sustainability Committee are shown below aligned to the Group’s values.

Directors’ Remuneration Report

Annual Statement from the Chair of the Group Performance and Remuneration Committee Penny Hughes
Dear Shareholder,
This year’s remuneration report is published at an important moment for RBS. Five years on from the company’s rescue, RBS is substantially safer and smaller, has a new Group Chief Executive, and has embarked on a new strategy positioning customers at its centre. In this changing environment, the complex challenges surrounding remuneration that I have written about in this space for the last few years, have not gone away.

The Committee is tasked with making decisions on pay that encourage good service to our customers, are fair to all of our employees, and are in the interests of all of our shareholders. These decisions are never easy and are rarely popular in all quarters. Sometimes it would be easier for the Committee to make different decisions, prioritising the needs of one stakeholder group over another. We understand why RBS is subject to public and political scrutiny and has an obligation to the public that goes beyond that of our competitors. But truly living up to our responsibilities means we have to reject easy options which are not in the long-term interests of our stakeholders.

2013 performance – a challenging year
Although now safer and more secure than it was five years ago, RBS is still beset by issues that have their roots in the past. Our substantial loss for 2013 arises primarily from the decision to remove more of the bad assets from our balance sheet and make additional provisions for conduct and litigation issues. It is a matter of great regret that it is against this background that I have to make this report. I know shareholders had hoped that losses like this would have been well behind RBS by now. Those who served on the Executive Committee during the year did not receive any bonus for 2013. Most of this team is relatively new, but this was an important leadership issue.

Continuing pay reform
There has been a fundamental cultural shift in our approach to pay:

•	Over the last four years alone, bonus pools have fallen by 58% at a Group level and by 75% within the Markets division.

•	The Group bonus pool has fallen between 2012 and 2013 in line with the fall in pre-RCR operating profit.

•	The underlying reduction is significantly greater when taking account of the deduction made last year for LIBOR.

•	The percentage of staff receiving no bonuses has increased over the last year from 40% to 43% as we continue to target high performers.

•	In our UK retail business, incentive schemes for customer facing staff have minimum standards relating to customer and risk measures which must be met before any payments can be considered.

•	Performance related pay is linked to a combination of performance measures covering financial and non-financial metrics.

Operating in markets where absolute and relative levels of pay are still high, RBS has been a back-marker. But we do not and cannot operate in a vacuum. Many of our employees have done good work this year to help rebuild the company for the future. While pay in aggregate will continue to remain at the lower end of current market practice, I firmly believe our pay levels must remain competitive to attract and retain a high calibre of staff. This is essential if we are to build a business of value for our customers and our shareholders.

It is worth noting that bonuses and other variable pay arrangements are standard practice for FTSE100 companies, not just banks. Research indicates that 99% of executives in the FTSE100 at Executive Committee level or above have a variable to fixed pay ratio that exceeds 1:1.

I know it is not always easy to accept, but if RBS is to thrive we must do what it takes to attract and keep the people who will help us achieve our goals. We think that the right positioning of the business is to be commercial. While we are sensitive to public opinion, particularly given our ownership structure, the ability to pay competitively is fundamental to getting RBS to where we need it to be.

Directors’ Remuneration Report

There is an understandable public focus on the highest paid specialist talent at RBS. However, as a Committee, we are equally concerned about pay for staff at all levels. We provide oversight and guidance on all RBS remuneration arrangements. In 2014 we are directing a greater proportion of our salary budget to our lower paid employees. We continue to pay our permanent employees in the UK at or above the “Living Wage” benchmarks (National and London) and intend to apply for full accreditation.

Our remuneration policy promotes transparency and accountability; pay is clawed back when things go wrong, and awards are suspended when investigations are ongoing. Clawback is a powerful tool and we have put it to use. This year we have suspended awards pending investigations triggered by serious allegations of misconduct. It is important for the company and the executives involved that discretionary awards are put on hold until all the facts are clear.

CRD IV
Many of you will be aware that a “bonus cap” has been introduced under the fourth European Capital Requirements Directive (CRD IV).  Whilst the actual regulation and setting of a hard cap is not what we would have wished for, it is essentially aligned to our own actions to moderate pay levels and reduce pay leverage. We will therefore seek to comply with the spirit as well as the letter of the regulations.

We are considering whether to ask shareholders to approve a maximum ratio of variable to fixed pay at 2:1, rather than the default ratio of 1:1, at the 2014 AGM. As the legislation is now in force, we are reviewing how best to structure remuneration arrangements that are both compliant and aligned with shareholders’ interests. The Board will agree its final position in light of emerging market practice and details of any proposals will be contained in the Letter to Shareholders prior to the AGM.

New Share Plan
At the 2014 AGM we will seek approval for the RBS 2014 Employee Share Plan. This will replace the Deferral Plan which expires in December 2014 and the Long Term Incentive Plan. Further details will be set out in the Letter to Shareholders.

Review of year and Group performance
Further progress was made in the run down of Non-Core during 2013. Our balance sheet and capital levels indicate how far RBS has come in building a safe and sustainable foundation. From a strategic point of view, progress was also made in re-shaping the Markets business, selling a further stake in Direct Line Group, agreeing a pre-IPO investment of the Williams and Glyn branches and bringing forward the IPO of Citizens. However, I won’t shy away from the fact that overall it’s been a tough year for RBS in terms of financial performance.  Results in certain divisions have been disappointing and revenue growth is not what we would like it to be at this point in our recovery.

The regulatory landscape and increasing capital requirements have an impact on our returns to shareholders and, in turn, this must be reflected in our returns to employees. The Committee considers all these factors when determining appropriate reward levels.

Performance considerations for 2013
•	Group Operating Profit, excluding the impact of RBS Capital Resolution (RCR) of £2,520 million, a reduction of 15% on 2012.

•	Loss before tax of £8,243 million, due in part to the impact of RCR which will help to remove uncertainty associated with legacy issues.

•	Markets division making strategic progress, staff costs are down 19% and RWAs are down 36%.

•	Core Tier 1 capital ratio improved to 10.9% from 10.3% at the end of 2012.

•	Reduction in Non-Core assets to £28 billion.

•
RBS offered £58.5 billion of loans and facilities to UK businesses in 2013 of which £31.5 billion was to SMEs. RBS also helped UK companies, universities and housing associations to raise £24.7 billion through bond issues in 2013.

•	Employee engagement is strong and clear evidence that key values are being embedded across the Group.

Decisions made on pay
•	Full details of decisions for both current and former directors are set out in this report.

•	Ross McEwan’s salary on appointment as Group Chief Executive represented a 17% reduction to his predecessor.

•	In line with existing policy, Ross McEwan will receive a long-term incentive award in March 2014.

•	Nathan Bostock has announced his departure and all outstanding share awards will lapse.

•	Total compensation, both on an overall and per employee level, has been reduced for 2013.

•
Total variable compensation reduced again for 2013, down 15% at a Group level and 17% for Markets compared to 2012. This includes a £25 million reduction as part of the committed LIBOR related actions.

•	Total Group variable compensation as a percentage of operating profit (pre-RCR and before variable compensation), a key ratio, has remained at 19%.

•
The proportion of deferred variable compensation delivered in shares has increased significantly for 2013, representing 63% for Group and 81% for Markets. Further details on the bonus pool can be found in Note 3 to the accounts on page 389.

•	Incentive awards continue to be targeted towards high performers. 43% of employees who are eligible will not receive a bonus.

Directors’ Remuneration Report

•	Of those employees who do receive an award, 47% will receive £2,000 or less and 70% will receive less than £5,000.

•	Any awards above £25,000 will be delivered 100% in shares and deferred over a three year period.

•	Average salary increases made across the business in 2014 will be less than 2%.

In conclusion, I believe our decisions on pay take account of performance while giving us the flexibility to attract and retain the expertise needed to build for the future. The Committee continues to receive valuable and independent advice from PwC and I would like to thank my fellow Committee members and those who support the Committee for their insight and guidance during another eventful year. I am also greatly encouraged by the willingness of shareholders to engage constructively in the pay debate and grateful for their support.

Following the publication of the Parliamentary Commission on Banking Standards report in June 2013 and the announcement from the Prudential Regulation Authority (PRA) that they intend to consult on a revised Remuneration Code in 2014, it is likely that remuneration will continue to be an important part of the agenda facing banks in the year ahead. We welcome any developments that help to make banks safer and ensure fair returns for both shareholders and employees.

RBS is a major UK employer and, as a bank playing a key role in the economic recovery, we understand the importance of getting our pay decisions right.  We are committed to a high level of transparency and I believe the new reporting and voting requirements that apply to this year’s remuneration report can add to this process.

My closing message is simple. Pay must align with the long-term strategy and be cut when performance disappoints. This is what RBS is doing. I hope shareholders find this year’s report helpful and feel able to support the proposals at the AGM.

Penny Hughes
Chair of the Group Performance and Remuneration Committee
26 February 2014

Directors’ Remuneration Policy

Directors’ Remuneration Policy
Future policy table for executive directors (EDs)

Fixed pay elements
To provide a level of competitive remuneration for performing the role with less reliance on variable pay in order to discourage excessive risk-taking and with partial delivery in shares to align with long-term shareholder value.

Element of pay	Purpose and link to strategy	Operation	Maximum potential value	Performance metrics and period
Base salary
To aid recruitment and retention of high performing individuals whilst paying no more than is necessary. To provide a competitive level of fixed cash remuneration, reflecting the skills and experience required, and to discourage excessive risk-taking.

Paid monthly and reviewed annually.

The rates for 2014 are as follows:
Group Chief Executive - £1,000,000
Group Finance Director - £765,000

Further details on remuneration arrangements for the year ahead are set out on pages 85 to 87 of the annual report on remuneration.

Determined annually.

Any future salary increases will be considered against peer companies and will not normally be greater than the average salary increase for RBS employees over the period of the policy.
No performance conditions are directly applicable although any future salary increases will take into account performance rating during the year.
Fixed share allowance	To provide fixed pay that reflects the skills and experience required for the role. This will be delivered in shares and held for the long term.
A fixed allowance, paid entirely in shares. Individuals will receive shares that vest immediately subject to any deductions required for tax purposes and a retention period will apply. Shares will be released in equal tranches over a five year period.  The fixed share allowance will be paid in arrears, initially at six monthly intervals, and in the event of termination, only in respect of service completed(1).
			An award of shares with an annual value of up to 100% of salary at the time of award. The fixed share allowance is not pensionable.	N/A
Benefits	To provide a range of flexible and market competitive benefits to further aid recruitment and retention of key individuals.
A set level of funding is provided and EDs can select from a range of benefits including:
•      Company car
•      Private medical insurance
•      Life assurance
•      Ill health income protection

Also entitled to use of a car and driver on company business and standard benefits such as holiday and sick pay.

Further benefits including allowances when relocating from overseas may be provided to secure the most suitable candidate for the role.

Set level of funding for benefits (currently £26,250) which is subject to review.

Further benefits such as relocation allowances and other benefits (e.g. tax advice, housing and flight allowances and payment of legal fees) may be offered in line with market.

The value of benefits paid will be disclosed each year in the annual report on remuneration.
N/A
Pension	To encourage planning for retirement and long-term savings.	Provision of a monthly cash pension allowance based on a multiple of salary. Opportunity to participate in a defined contribution pension scheme.	Pension allowance of 35% of salary.	N/A

Note:
(1)
The company believes that delivery in shares is the most appropriate construct for a fixed allowance to executive directors, qualifying as fixed remuneration for the requirements imposed under CRD IV. If regulatory requirements emerge that prohibit any such allowances being delivered in shares, then the company reserves the right to provide the value of the allowance in cash instead in order to comply.

Directors’ Remuneration Policy

Variable pay
To further incentivise superior long-term performance, with rewards aligned with shareholders and adjusted for risk, based on the achievement of stretching performance measures.

Element of pay	Purpose and link to strategy	Operation	Maximum potential value	Performance metrics and period
Variable pay award (long-term incentive)
To support a culture where good performance against a full range of measures will be rewarded. To incentivise the delivery of stretching targets in line with the Strategic Plan. The selection of performance metrics will be closely aligned with Key Performance Indicators.

Performance is assessed against a range of financial and non-financial measures to encourage superior long-term value creation for shareholders.

Delivery in shares with the ability to clawback further supports longer-term alignment with shareholders.

Any variable pay award made will be delivered in the form of a long-term incentive, paid in shares (or in other instruments if required by regulators) and subject to a combination of time deferral and performance-based requirements. A minimum three year performance period will apply.

As a minimum, shares will be subject to deferral and retention periods as required under the PRA Remuneration Code.

The award will have an overall five year vest period, vesting in equal tranches in years four and five.

Provision for clawback prior to and post vesting of awards.

The award will be delivered under the RBS 2014 Employee Share Plan, subject to shareholder approval at the 2014 AGM.

The maximum level of award is subject to any limit on the ratio of variable to fixed pay as required by regulators. If shareholder approval is sought and obtained at the 2014 AGM, this will be 200% of fixed pay (i.e. base salary, fixed share allowance, benefits and pension). For these purposes awards will be valued in line with the European Banking Authority rules, including any available discount for long-term deferral.

Our intention is that awards for executive directors will be maintained at a maximum of 300% of base salary in line with past practice(1).

The vesting level of the award could vary between 0% and 100% dependent on the achievement of performance conditions. Between 20% - 25% will vest at threshold for each performance measure.

Any award made will be subject to future performance conditions over a minimum three year period.

Typical measures may fall under the following categories (weighted 25% each):
•Economic Profit
•Relative Total Shareholder Return (TSR)
•Safe and Secure Bank
•Customers and People

A financial and risk performance underpin provides discretion to vary the vesting outcome if the Committee considers this does not reflect underlying performance.

These or similar measures and weightings will be applied to reflect the strategy going forward.

Details of the award and performance measures for each year will be set out in the annual report on remuneration.

Note:
(1)	In the event that shareholder approval is not sought or obtained for the 2:1 cap, corresponding adjustments will be made to ensure that executive directors remain within the variable to fixed limit.

Directors’ Remuneration Policy

Other pay elements

Element of pay	Purpose and link to strategy	Operation	Maximum potential value	Performance metrics and period
Shareholding requirements	To ensure EDs build and continue to hold a significant shareholding to align interests with shareholders.	A period of five years is allowed in which to build up shareholdings to meet the required levels. Any unvested share awards are excluded in the calculation.	Group Chief Executive - 250% of salary. Other EDs - 125% of salary. Requirements may be reviewed and increased in future.	N/A
All-employee share plans	An opportunity to acquire RBS shares.	Opportunity to contribute from salary to the RBS Sharesave and Buy As You Earn Plan.	Statutory limits imposed by HMRC.	N/A
Legacy arrangements	To ensure RBS can continue to honour payments due to EDs.
In approving this policy, authority is given to honour any previous commitments or arrangements entered into with current or former directors, including share awards granted under the 2010 Deferral Plan and 2010 Long Term Incentive Plan (LTIP) and awards granted prior to appointment as an executive director that may have different performance conditions aligned with divisional performance.
			In line with existing commitments.	In line with existing commitments.

Notes to policy table
•
The Committee sets performance targets taking into account the Group’s Strategic Plan, financial forecasts and wider non-financial metrics. The performance conditions for variable pay awards made to EDs have been chosen to promote the building of a safer, stronger and more sustainable business. The Committee selects the measures each year after consultation with major shareholders.

•
Clawback - An accountability review process is operated that allows the Committee to respond in instances where new information would change the variable pay decisions made in previous years and/or the decisions to be made in the current year. As a result, clawback can be applied to reduce or lapse any unvested awards as well as reducing any current year’s variable pay. The Committee will also consider its approach to the operation of post vesting clawback in light of emerging market practice and regulatory requirements. Further details can be found on page 92.

•
Remuneration for EDs broadly follows the policy for all employees but with greater emphasis on delivery in shares and a significant element of variable performance-related pay. This is to ensure that total remuneration to EDs is more aligned with the long-term interests of shareholders and dependent on specific performance measures being met. Further details on the remuneration policy for all employees can be found on page 91 and 92.

Changes for Executive Directors
•	EDs will no longer be eligible to receive annual bonuses.

•
The new structure outlined in the policy table introduces a fixed share allowance for EDs which will be released in equal tranches over a five year period. However, the Group Chief Executive will not receive a fixed share allowance for 2014.

•	Future long-term incentive awards will be subject to an overall five year vest period, with a three year performance period and vesting in equal tranches in years four and five.

•	The new structure results in a reduction of 16% of maximum remuneration opportunity, maintaining significant exposure to shares and clawback but with increased holding periods.

•	The policy reflects our objective of moderating total remuneration while providing strong alignment with shareholders over the longer-term.

Directors’ Remuneration Policy

Fees for non-executive directors
Element of pay	Purpose and link to strategy	Operation	Maximum potential value	Performance metrics and period
Fees
To provide a competitive level of fixed remuneration that reflects the skills, experience and time commitment required for the role.

No variable pay is provided so that non-executive directors can maintain appropriate independence, focus on long-term decision making and constructively challenge performance of the executive directors.

Fees are paid monthly.

The level of remuneration for non-executive directors reflects their responsibility and time commitment and the level of fees paid to directors of comparable major UK companies. Non-executive directors do not participate in any incentive or performance plan. Non-executive directors’ fees are reviewed regularly.

The rates for the year ahead are set out in the annual report on remuneration on page 85

Any future increases to fees will be considered against non-executive directors at comparable companies and will not normally be greater than the average inflation rate over the period under review, taking into account that any change in responsibilities, role or time commitment may merit a larger increase.

Fees have not yet been set for the recently established RCR Board Oversight Committee. Our policy is that additional fees may be paid for new Board Committees provided these are not greater than fees payable for the existing Board Committees as detailed in the annual report on remuneration.
N/A
Benefits	Any benefits offered would be in line with market practice.	Reimbursement of reasonable out-of-pocket expenses incurred in performance of duties. The Chairman also receives private medical cover in line with the scheme rules.	The value of the private medical cover provided to the Chairman will be in line with market rates and disclosed in the annual report on remuneration.	N/A

Directors’ Remuneration Policy

Policy start date
The remuneration policy will be effective from the date of the 2014 AGM, subject to shareholder approval. It is intended that the policy will apply for three years unless changes are required in which case a revised policy will be submitted to shareholders for approval.

Recruitment remuneration policy
•	The approach to recruitment of directors is to consider both internal and external candidates and to pay no more than is required to attract the most suitable candidate for the role.

•
The policy on the recruitment of new directors aims to structure pay in line with the framework and quantum applicable to current directors, competitive in a market context and including the components detailed in the policy table, taking into account that some variation may be necessary to secure the preferred candidate.

•
Consideration will be given to the skills and experience held by the individual being recruited as well as the incumbent’s position. The present circumstances of the company will also be taken into account.

•	In the event of an internal promotion, existing contractual commitments can continue to be honoured.

•
Any awards granted on recruitment may be made as part of the company’s share plans from time to time or under the provisions provided by Section 9.4.2 of the Listing Rules and will need to comply with the requirements of the PRA Remuneration Code. No sign-on awards or payments will be offered over and above the normal buy-out policy to replace awards forfeited or payments foregone. The Committee will seek to minimise buy-outs wherever possible and will seek to ensure they are no more generous than, and on substantially similar terms to, the original awards or payments they are replacing.

•
The maximum level of variable pay which may be granted to new executive directors is the same as that applicable to existing executive directors, excluding any buy-out arrangements. Non-executive directors do not receive variable pay. Full details will be disclosed in the next remuneration report following recruitment.

Discretion
The Committee has certain discretions that allow it, in appropriate circumstances, to vary the remuneration provided to directors. For example, under the LTIP rules and also the proposed RBS 2014 Employee Share Plan, the Committee can determine: whether a leaver would fall into circumstances that would allow awards to vest following leaving; to decide to vest earlier than the normal vesting date; and to vary the pro-rating for time elapsed that would normally apply. Such discretions would only be used in exceptional circumstances to ensure a fair outcome for the director and for shareholders, taking into account the circumstances of departure, the performance of the director and the need to ensure an orderly transition. If discretion is applied in these circumstances then it will be disclosed.

Further discretions include the ability to: treat awards in a range of ways in the event of a change of control; change measures, targets, and adjust awards if major events occur (for example transaction and capital raisings); and make administrative changes to the plan rules.

In addition, the Committee retains discretion to apply clawback to awards and also adjust the vesting outcome in relation to certain long-term incentive awards through the application of a risk underpin. This allows the Committee to reduce or lapse awards if it considers that the vesting outcome does not reflect underlying financial results or if it considers that the results have been achieved with excessive risk.

Consideration of employment conditions elsewhere in the company
The Committee retains oversight of remuneration policy for all employees to ensure there is a fair and consistent approach throughout the organisation. This includes the use of deferral and clawback to promote effective risk management and alignment with shareholders. Further details on our remuneration policy for all employees are set out on pages 91 and 92.

While employees are not directly consulted on setting directors’ remuneration, consultation on remuneration generally takes place with our social partners, including representatives from UNITE. We continue to pay our permanent employees in the UK at or above the “Living Wage” benchmarks (National and London), and intend to apply for full accreditation. An annual employee opinion survey takes place which includes a number of questions on pay and culture. This includes questions as to whether employees believe they are paid fairly for the work they do, how remuneration at RBS compares to other financial services organisations and how good a job the organisation is doing in matching reward to performance.

Around 34,000 of our employees are shareholders through incentive and all-employee share plans and have the ability to express their views through voting on the Directors’ Remuneration Report.

Directors’ Remuneration Policy

Service contracts and policy on payments for loss of office – directors
Provision	Policy	Details
Payments for loss of office	Payment in lieu of notice only
If either party wishes to terminate an executive director’s service contract they are required to give 12 months’ notice to the other party.

The service contracts do not contain any pre-determined provisions for compensation on termination. The service contracts give RBS the discretion to make a payment in lieu of notice, which is on base salary only (with no payment in respect of any other benefits, including pension) and is released in monthly instalments. During the period when instalments are being paid, the executive director must take all reasonable steps to find alternative work and any remaining instalments will be reduced as appropriate to offset income from any such work.

Treatment of annual and long-term incentives on termination	Treatment in line with the relevant plan rules as approved by shareholders
Existing annual incentive awards under the Deferral Plan will not normally lapse on termination, unless termination is for Cause (as defined in the rules of the Deferral Plan). The awards will normally continue to vest on the original vesting dates, subject to provisions regarding clawback, competitive activity and detrimental activity.

Existing long-term incentive awards normally lapse on leaving unless the termination is for one of a limited number of specified ‘good leaver’ reasons or the Committee exercises its discretion to prevent lapsing. The Committee may exercise this discretion where it believes this is an appropriate outcome in light of the contribution of the participant and shareholders’ interests. Where awards do not lapse on termination, any vesting will normally take place on the original vesting dates, subject to the performance conditions being met and pro-rating to reflect the proportion of the period that has elapsed at the date of termination. Clawback provisions will also apply. These provisions will also apply to variable remuneration delivered under the RBS 2014 Employee Share Plan, subject to shareholder approval at the 2014 AGM.

Fixed share allowances	Treatment in line with the plan rules as approved by shareholders
Any shares already received under fixed share allowances will not be forfeited on termination but must continue to be held for the original retention periods. In leaver circumstances executive directors will also be eligible to receive a pro-rated fixed share allowance.

Other provisions	Standard contractual terms in line with market practice
Contracts include standard clauses covering remuneration arrangements and discretionary incentive plans (as set out in the main policy table above), reimbursement of reasonable out-of-pocket expenses incurred in performance of duties, redundancy terms and sickness absence, the performance review process, the disciplinary procedure and terms for dismissal in the event of personal underperformance or breaches of RBS policies.

Other payments	Discretionary
The Committee retains the discretion to make payments (including but not limited to professional and outplacement fees) to mitigate against legal claims, subject to any payments being made pursuant to a settlement or release agreement.

Provisions for non-executive directors (NEDs) and the Group Chairman
NEDs do not have service contracts or notice periods although they have letters of engagement reflecting their responsibilities and time commitments. No compensation would be paid to any NED in the event of termination of appointment.

Arrangements for the Chairman
Philip Hampton is entitled to receive a cash payment in lieu of notice of 12 months’ fees in the event that his appointment is terminated as a result of the majority shareholder seeking to effect the termination of his appointment, or if RBS terminates his appointment without good reason, or if his re-election is not approved by shareholders in General Meeting resulting in the termination of his appointment.

In accordance with the provisions of the UK Corporate Governance Code, all directors of the company stand for annual election or re-election by shareholders at the company’s Annual General Meetings.

Directors’ Remuneration Policy

Illustration of the potential application of the remuneration policy

•
Salary + Benefits + Pensions delivered in cash. The benefits include standard benefit funding as outlined in the policy but exclude exceptional items such as relocation allowances, the value of which will be disclosed in the total remuneration table each year.

•	Fixed share allowance = an allowance of 100% of salary, paid in shares and released in equal tranches over a five year period.

•	Target = Fixed remuneration and assuming payout of long-term incentive vesting at 45% of maximum (135% of salary).

•	Maximum = Fixed remuneration and assuming full payout of long-term incentive vesting at 300% of salary.

•	The graphs above illustrate the application of policy to executive directors for the first full year as the Group Chief Executive will not receive a fixed share allowance in 2014.

The charts shown above are for illustration only and do not take into account any share price movement. Any value receivable in respect of long-term incentive awards will depend on performance over the period and the share price when the holding period comes to an end.

Shareholders views and their impact on remuneration policy
An extensive consultation is undertaken every year with major shareholders including UKFI and other stakeholders on our remuneration approach. The consultation process typically involves inviting our largest shareholders to attend either one-to-one meetings or roundtable sessions with relevant shareholder bodies. A range of topics are discussed including intended remuneration policy for the year ahead and any significant changes. The process takes place in sufficient time for shareholder views to be considered prior to the Committee making any final decisions on remuneration and variable pay awards.  Details of shareholder voting on the resolution to approve the last remuneration report can be found in the annual report on remuneration.

In late 2013 and early 2014, meetings took place involving around 20 institutional shareholders and shareholder bodies representing a substantial portion of the non-UKFI shareholding. The topics discussed during the latest consultation included financial performance, determination of pay outcomes for the 2013 performance year, the Board changes, the impact of CRD IV and possible pay arrangements going forward. Shareholders asked wide-ranging questions including the ability to remain market competitive, the accountability review process, retaining and motivating employees through periods of change and the use of performance measures for long-term incentive awards.

The reaction to the consultation process was positive and allowed the Committee to gain valuable insight into areas that shareholders were likely to support and those areas of concern. There was general support for the possible use of role-based allowances for the small number of employees impacted by the cap imposed under CRD IV. Payment of any allowances in arrears, with delivery in shares for more senior roles and with deferral, were viewed as positive features. Many shareholders also welcomed the discontinuation of annual bonus arrangements for executive directors but stressed the need to ensure sufficient variable pay was available for performance adjustment and clawback. The move to a five year overall timeframe for future long-term incentive awards was also viewed favourably. Overall, there was continuing support for simple and transparent pay structures.

A number of shareholders cautioned that legal advice should be obtained to confirm that the proposed pay arrangements complied with the requirements of CRD IV. The Committee responded to these concerns by obtaining independent legal advice. Another theme from shareholders was that there should be a demonstrable reduction in remuneration to reflect the benefits of pay certainty for the participants.

Some shareholders asked for the level of reduction in total compensation opportunity and rationale to be clearly explained. As set out in this report, annual bonus awards have been discontinued for executive directors. A fixed share allowance will be introduced that will deliver up to 100% of salary in shares to be released in equal tranches over a five year period. The new structure results in a reduction of 16% of maximum remuneration opportunity and still maintains alignment in shares and with longer holding periods.

Shareholders continue to play a vital role in developing remuneration practices that support the long-term interests of the business and the Committee is grateful and greatly encouraged by their involvement in the process.

Annual report on remuneration

Annual report on remuneration
Total remuneration paid to directors
The sections as indicated on pages 79 to 84 have been audited.

Total remuneration for executive directors (£000s) (audited)

	Former directors				Current directors
	Stephen Hester (1)		Bruce Van Saun (2)		Ross McEwan (3)		Nathan Bostock (3)
	2013	2012	2013	2012	2013	2012	2013	2012
Salary	900	1,200	570	750	250	—	191	—
Benefits (4)	20	26	74	134	40	—	7	—
Pension	315	420	348	436	88	—	67	—
Annual bonus	—	—	—	980	—	—	—	—
LTIP (5)	—	—	—	—	—	—	—	—
Total remuneration	1,235	1,646	992	2,300	378	—	265	—

Notes:
(1)
Stephen Hester stepped down from the Board on 30 September 2013 and did not receive any annual bonus entitlement for the 2013 performance year. See page 82 for details of termination arrangements and payment in lieu of notice.

(2)
Bruce Van Saun stepped down from the Board on 30 September 2013 to become CEO and Chairman of RBS Citizens Financial Group and Head of RBS Americas. Mr Van Saun also stepped down as a non-executive director of Direct Line Insurance Group plc and Worldpay (Ship Midco Limited), for which he did not receive any fees. He is a non-executive director of Lloyd’s of London Franchise Board for which he received fees of £51,750 for the period to 30 September 2013. The amounts included in the table in respect of Mr Van Saun's pension relates to contributions that would have been made to his Unfunded Unapproved Retirement Benefit Scheme ("UURBS") (if it had been funded) comprising a pension allowance of 35% of salary, together with additional amounts through a salary sacrifice arrangement plus an investment return at a rate of 4.7% for 2013 (6.2% for 2012).

(3)
Ross McEwan and Nathan Bostock were appointed to the Board on 1 October 2013 and the table reflects their pay for the period as Group Chief Executive and Group Finance Director respectively since appointment.

(4)
Benefits figure includes standard benefit funding of £26,250 per annum with the remainder being relocation expenses provided to Bruce Van Saun (housing allowance) and Ross McEwan (housing and flight allowances).

(5)	The zero value reflects awards granted to executive directors under the Long-term Incentive Plan in 2010 that did not vest in May 2013. See page 81 for details of subsequent LTIP assessments.

Chairman and non-executive directors’ remuneration (£000s) (audited)
Remuneration of non-executive directors, excluding the Chairman, was reviewed in 2013. Basic board fees were last increased in 2008 and Committee fees were last increased in 2010. It was recognised that time commitment at RBS had increased significantly over the period. This increased time commitment was due to a number of factors including an intense regulatory agenda, the extended remit of Board Committees, wider engagement with the business and the executive team and efforts to drive cultural change. Consideration was also given to evidence of market increases in Board fees over the period. For the current non-executive directors, the Board, excluding non-executive directors, approved a revised fee structure applicable from 1 April 2013 as set out on page 85.

	Board and Committee fees	Benefits and other fees	2013 Total	2012 Total
Philip Hampton (1)	750	1	751	750
Sandy Crombie	186	—	186	150
Alison Davis	132	—	132	114
Tony Di Iorio (2)	136	—	136	128
Robert Gillespie (3)	7	—	7	n/a
Penny Hughes	154	—	154	150
Brendan Nelson	164	—	164	150
Baroness Noakes	136	—	136	124
Philip Scott	164	—	164	150

Former non-executive directors
Joe MacHale (4)	49	—	49	133
Art Ryan (5)	80	—	80	93

Notes
(1)	Philip Hampton is entitled to private medical cover and the value is shown in the benefits column.
(2)	Tony Di Iorio became a non-executive director of RBS Citizens Financial Group, Inc on 15 January 2014, the fees for which will be reported in future years.
(3)	Robert Gillespie was appointed to the Board with effect from 2 December 2013.
(4)	Joe MacHale retired from the Board with effect from 14 May 2013. Board Committee fee included membership of the Asset Protection Scheme Senior Oversight Committee.
(5)	Art Ryan is a non-executive director of RBS Citizens Financial Group, Inc. for which he received fees of US$131,000 for the period to 30 September 2013, the date he retired from the Group Board.

There have been no payments made to non-executive directors for loss of office.

Annual report on remuneration

Total Pension Entitlements – Bruce Van Saun (audited)
Mr Van Saun's UURBS operates as a cash balance plan. The rate of return on the accrued fund is determined annually by the Committee to reflect a long-term low risk investment return on an unsecured basis. For 2013 this rate was 4.7%. His accrued entitlement at the year end is shown below. There is no provision for any additional benefit on early retirement.

	2013 £000s	2012 £000s
Balance at 1 January 2013	682	246
Aggregate contributions that would have been made if funded	306	408
Investment return	42	28
Total value of fund at 31 December 2013	1,030	682

Executive directors’ annual bonus for 2013 (audited)
The normal maximum that could be paid to executive directors under the annual bonus arrangements for 2013 is 200% of salary. The table below sets out the outcome for the 2013 performance year.
Stephen Hester As part of the exit arrangements detailed on page 82, no annual bonus award is payable to Stephen Hester for 2013.
Bruce Van Saun As announced on 27 January 2014, no bonus award will be payable to executive directors or members of the 2013 Executive Committee in respect of 2013 performance.
Ross McEwan
Ross McEwan indicated he did not wish to be considered for an annual bonus in respect of his Group Chief Executive role in 2013 or 2014. As announced on 27 January 2014, no bonus award will be payable in respect of the UK Retail role that Mr McEwan undertook during 2013.

Nathan Bostock Following announcement of his departure, no annual bonus is payable to Nathan Bostock.

Executive directors’ LTIP awards granted in 2010 – final assessment of performance outcome (audited)
Performance measure	Performance requirements	Vesting outcome
Economic profit (50%)	Maximum vesting triggered by early delivery of Core business profitability, well ahead of the range implied by the published Strategic Plan targets and also in excess of the cost of capital.
The LTIP awarded in 2010 was due to vest in May 2013. The number of shares under award is set out in the table on page 83.

Awards did not vest in May 2013 as a result of the threshold performance requirements not being met and the awards lapsed.

Relative TSR (25%)	20% vesting if TSR is at the median rising to 100% vesting if TSR is at the upper quartile of the companies in the comparator group.
Absolute TSR (25%)	20% vesting if RBS share price reaches £5.75. 100% vesting if RBS share price reaches £7.75.

Share plan interests awarded under the LTIP during 2013 (audited)
	Grant date	Face value of award (£000)	Number of shares awarded	% that would vest at threshold and maximum	Performance requirements
Stephen Hester	8 March 2013	3,600	1,164,295	Vesting between 0% - 100% with 20% - 25% vesting at threshold
Conditional share awards subject to stretching performance conditions over a three year period ending on the third anniversary of the grant date, as detailed below.

The LTIP award granted to Ross McEwan will be assessed based on 12 months against the targets applicable as CEO UK Retail and 24 months against the targets applicable as Group Chief Executive.

Bruce Van Saun	8 March 2013	2,250	727,685
Ross McEwan	8 March 2013	2,153	696,152
Nathan Bostock	8 March 2013	2,500	808,539

Notes:
The number of shares awarded is based on a multiple of salary and the award price is calculated based on the average share price over five business days prior to the grant date of £3.092
In addition to performance conditions, all awards are subject to clawback provisions prior to vesting and a six month retention period post vesting in line with the PRA Remuneration Code.
The treatment of outstanding LTIP awards held by Stephen Hester is detailed under the Payments for loss of office section.
The LTIP award held by Nathan Bostock has been lapsed following notification that he will be leaving the Group.

Annual report on remuneration

Performance conditions for outstanding LTIP awards granted to executive directors in 2011, 2012 and 2013 – current assessment
Awards are due to vest in 2014 to 2016. An assessment of performance of each relevant element is provided by the control functions and PwC assesses relative TSR performance. The Committee determines overall vesting based on these assessments including consideration of the drivers of performance and the context against which it was delivered. The assessment is analytical and if any discretion is used in the final assessment, it will be explained. The table below represents an early indication of potential vesting outcomes only.

Performance measure	Weighting	Rationale	Vesting	2011 LTIP Current assessment of performance	2012 and 2013 LTIP Current assessment of performance
Core Bank economic profit	25%	Ensures that performance reflects risk adjusted enduring earnings.	Threshold: 25% vesting for meeting minimum economic profit targets. Maximum: 100% vesting for performance ahead of the Strategic Plan.	Continued difficult conditions mean that the economic profit target has not been met.
Excluding the impact of the 2013 RCR action performance is currently broadly in line with expectations. The Committee notes the impact of the RCR impairment and will determine at the point of vesting how this should be taken into account.

Relative TSR	25%	Ensure alignment with shareholders.	Threshold: 20% vesting if TSR is at median of the comparator group. Maximum: 100% vesting if TSR is at upper quartile of the comparator group. Pro rata vesting in between.	Based on share price performance up to 31 December 2013, the threshold target is unlikely to be met by the vesting date.	Based on share price performance up to 31 December 2013, the threshold targets have not yet been met.
Balance sheet and risk Strategic Scorecard	25% 25%	Ensure alignment with the advancement of the strategic position and capability of the organisation and the building of a sustainable business.
Vesting will be qualified by Committee discretion. Indicative vesting levels are:

•      Over half of objectives not met: 0%;

•      Half of objectives met: 25%;

•      Two-thirds of objectives met: 62.5%; and

•      Objectives met or exceeded in all material respects: 100%.

All targets – including Non-Core run down, Core Tier 1 capital, wholesale funding, liquidity, leverage ratio, loan to deposit ratio and funded assets - have been met or exceeded. Credit rating condition was not met, but given over-achievement on other measures, the Committee determined that the Balance Sheet and Risk element would vest in full.

For the Strategic Scorecard, the cost:income ratio target has been missed driven by income shortfall. Overall the Committee determined that fewer than half of the objectives have been met and also took into account the extent of the shortfall on cost:income ratio and determined that this element should not vest.

Majority of Balance Sheet and Risk measures are currently on track or ahead of target.

Cost:income ratio remains challenging to achieve largely due to market-driven income pressures. Positive performance to date on some of the other Strategic Scorecard measures would result in some level of vesting for this element if continued over the performance period.

In respect of the 2011 LTIP award which is due to vest on 7 March 2014, the latest performance assessment by the Committee indicates a vesting level for executive directors of 27% of the original number of shares under award. The Committee also received advice that BRC and the Group’s risk management function is satisfied that risk performance of the Group has adversely impacted the Economic Profit and TSR outcomes and consequently no further adjustment is required to the proposed vesting level.

Annual report on remuneration

Payments to past directors (audited)
No payments were made to former directors during the year ended 31 December 2013.

Payments for loss of office (audited)
Stephen Hester
Stephen Hester stepped down from the Board on 30 September 2013 and, in line with his contractual arrangements, he received the following payments in lieu of 12 months’ notice.

Salary Benefits Pension	£1,200,000 £26,244 £420,000
Total	£1,646,244

Stephen Hester also received payment in lieu of five days accrued holiday, a nominal amount (£100) in respect of an undertaking to provide ongoing assistance to RBS with any investigations or claims and a commitment to pay directly to his lawyers legal fees of £23,000 + VAT incurred in connection with his departure. He did not receive any annual bonus award for 2013.

The Committee exercised discretion under the LTIP rules to allow unvested awards to continue subject to time pro-rating and performance assessment. The Committee believed this was an appropriate use of discretion in the circumstances recognising the significant contribution made by Stephen Hester over the period and his willingness to assist in an orderly handover period. The performance conditions will be assessed by the Committee at the end of the relevant performance periods in line with the LTIP rules. Stephen Hester and the Committee agreed that the maximum number of shares available for vesting under outstanding LTIP awards would be capped at 65% after the application of time pro-rating. The maximum number of shares available for vesting is therefore as follows:

Unvested LTIP shares at departure Shares remaining after time pro-rating	3,461,886 2,064,638
Max number of time pro-rated shares capped at 65% (1)	1,342,014

Note:
(1)	The actual number of shares will depend on performance assessment and may be less.

Bruce Van Saun
Bruce Van Saun stepped down from the Board on 30 September 2013 and became CEO and Chairman of RBS Citizens Financial Group and Head of RBS Americas. He continues to be employed within RBS and therefore no termination payment was made in connection with this change of role.

Directors’ interests in shares and shareholding requirements (audited)
The target shareholding level for the Group Chief Executive is 250% of salary and 125% of salary for other executive directors and members of the Executive Committee, in each case excluding any unvested share awards in the calculation. A period of five years is allowed in which to build up shareholdings to meet the required levels.

	As at 31 December 2013 (or date of cessation if earlier)
	Shares beneficially owned	% of issued share capital	Value(1) (£)	% of shareholding requirement met	Unvested LTIP awards (subject to performance conditions)	Unvested Deferral Plan awards
Stephen Hester	761,218	0.01227	2,740,385	91%	2,064,638	—
Bruce Van Saun	148,421	0.00239	501,663	49%	2,163,680	466,947
Ross McEwan	516,336	0.00832	1,745,216	70%	1,259,081	56,395
Nathan Bostock	375,969	0.00606	1,270,775	133%	2,151,234	289,536
Philip Hampton	27,630	0.00045		n/a
Sandy Crombie	20,000	0.00032		n/a
Alison Davis	20,000	0.00032		n/a
Tony Di lorio (2)	30,000	0.00048		n/a
Robert Gillespie	nil	—		n/a
Penny Hughes	562	0.00001		n/a
Joe MacHale	28,431	0.00046		n/a
Brendan Nelson	12,001	0.00019		n/a
Baroness Noakes	21,000	0.00034		n/a
Art Ryan	5,000	0.00008		n/a
Philip Scott	50,000	0.00081		n/a

Notes:
(1)
Value is based on the share price at 31 December 2013, which was £3.38 other than for Stephen Hester where the value is based on the share price of £3.60 at 30 September 2013, the date he stepped down from the Board. During the year ended 31 December 2013, the share price ranged from £2.66 to £3.85.

(2)
Tony Di Iorio’s interests in the company’s shares are held in the form of American Depository Receipts (ADRs). Each ADR represents 2 ordinary shares of £1.00 each in the company. Tony Di Iorio has interests in 15,000 ADRs representing 30,000 ordinary shares

In line with the requirements of the PRA Remuneration Code and the RBS Staff Dealing Rules, executive directors must not engage in any personal hedging strategies to lessen the impact of a reduction in value of unvested share awards, for example if the RBS share price goes down. No other current director had an interest in the company's ordinary shares during the year or held a non-beneficial interest in the shares of the company at 31 December 2013, at 1 January 2013 or date of appointment if later. The interests shown above include connected persons of the directors. As at 26 February 2014, there were no changes to the directors' interests in shares shown in the table above.

Annual report on remuneration

Directors’ interests under the Group’s share plans (audited)
Long-Term Incentive Plan (LTIP) awards
Awards to executive directors under the LTIP are structured as conditional rights to receive shares and are subject to performance conditions and clawback provisions prior to vesting.

	Awards held at 1 January 2013 (or date of appointment if later)	Awards granted in 2013	Award price £	Awards lapsed in 2013	Awards held at 31 December 2013 (or date of cessation)		End of period for qualifying conditions to be fulfilled
Stephen Hester (2)	857,843		4.90	857,843	—		—
	1,011,417		4.45	56,189	955,228		07.03.14
	1,286,174		2.80	500,179	785,995		09.03.15
		1,164,295	3.09	840,880	323,415		08.03.16
	3,155,434	1,164,295		2,255,091	2,064,638	(1)
Bruce Van Saun (2)	518,280		4.90	518,280	—		—
	632,136		4.45		632,136		07.03.14
	803,859		2.80		803,859		09.03.15
		727,685	3.09		727,685		08.03.16
	1,954,275	727,685		518,280	2,163,680
Ross McEwan (3)	562,929		2.14		562,929	(4)	07.06.14 -07.08.15
	696,152		3.09		696,152		08.03.16
	1,259,081				1,259,081
Nathan Bostock (3,5)	449,519		4.45		449,519		07.03.14
	893,176		2.80		893,176		09.03.15
	808,539		3.09		808,539		08.03.16
	2,151,234				2,151,234

Deferred awards
Awards are structured as conditional rights to receive shares under the RBS 2010 Deferral Plan and are subject to clawback prior to vesting.

	Awards held at 1 January 2013 (or date of appointment if later)	Awards granted in 2013		Award price £	Awards vested in 2013	Market price on vesting £	Value on Vesting £	Awards held at 31 December 2013 (or date of cessation)	End of period for qualifying conditions to be fulfilled
Stephen Hester	229,254			4.45	229,254	3.06	701,517	—	—
Bruce Van Saun	151,544			4.45	151,544	3.06	463,725	—	—
	300,000			2.80	150,000	3.06	459,000	150,000	09.03.13 – 09.03.14
		316,947	(6)	3.09				316,947	08.03.14 – 08.03.15
	451,544	316,947			301,544			466,947
Ross McEwan	56,395			3.09				56,395	08.03.14 - 08.03.16
	454,106			2.14	454,106	3.40	1,543,960	—	—
	510,501				454,106			56,395
Nathan Bostock(5)	28,657			4.45				28,657	07.03.14
	125,045			2.80				125,045	09.03.14 - 09.03.15
	135,834			3.09				135,834	08.03.14 - 08.03.16
	289,536							289,536

Notes:
(1)
Stephen Hester and the Committee agreed that the maximum number of shares available for vesting would be capped at 65% (a total of 1,342,014 shares). The actual number of shares will depend on the performance assessment and may be less.

(2)	Stephen Hester and Bruce Van Saun stepped down from the Board on 30 September 2013.
(3)	Ross McEwan and Nathan Bostock were appointed to the Board on 1 October 2013.
(4)	This relates to an award made to Ross McEwan on joining RBS as CEO UK Retail in September 2012, in recognition of awards forfeited on leaving Commonwealth Bank of Australia.
(5)
In accordance with the plan rules, Nathan Bostock’s outstanding LTIP, Deferred awards and MPP award have subsequently been lapsed and the Executive Share Option will lapse on his final date of employment.

(6)	This relates to a bonus award in respect of the 2012 performance year, awarded in March 2013.

Annual report on remuneration

Share options
	Share Plan	Options held at 1 January 2013 (or date of appointment if later)	Number of options lapsed in 2013	Option price £	Options held at 31 December 2013
					Number	Exercise period
Nathan Bostock (5)	Executive Share Option Plan	207,467	—	4.62	207,467	17.08.12 – 16.08.19
	Sharesave Plan	3,556	3,556	4.34	—	—
		211,023	3,556		207,467

Medium-Term Performance Plan (MPP)
	Scheme interests (nil cost option) at 1 January 2013 (or date of appointment if later)	Award price £	Awards exercised in 2013	Scheme interests (share equivalents) at 31 December 2013	End of period for qualifying conditions to be fulfilled
Nathan Bostock (5)	117,809	4.52	—	117,809	17.08.12

For the notes to this table refer to the previous page.

Total Shareholder Return (TSR) performance
The graph below shows the performance of RBS over the past five years in terms of TSR compared with that of the companies comprising the FTSE 100 Index. This index has been selected because it represents a cross-section of leading UK companies. The TSR for FTSE UK banks for the same period has been added for comparison. The TSR for the company and the indices have been rebased to 100 at 1 January 2009. Source: Datastream

Historic Group Chief Executive pay over same period
	2009	2010	2011	2012	2013(1)
Group Chief Executive single figure of total remuneration (£000s)	1,647 —	3,687 —	1,646 —	1,646 —	1,235 (SH) 378 (RM)
Annual variable award against max opportunity	0% —	85% —	0% —	0% —	0% (SH) 0% (RM)
LTIP vesting rates against max opportunity	0% —	0% —	0% —	0% —	0% (SH) 0% (RM)

Note:
(1)	Stephen Hester (SH) stepped down from the Board on 30 September 2013 and Ross McEwan (RM) became Group Chief Executive with effect from 1 October 2013.

Change in Group Chief Executive pay compared to employees
The table below shows the percentage change in remuneration for the Group Chief Executive between 2013 and 2012 compared with the percentage change in the average remuneration of RBS employees on a global basis. In each case, remuneration is based on salary, benefits and annual bonus. The Group Chief Executive remuneration reflects the change in remuneration arrangements for the new Group Chief Executive with effect from 1 October 2013 compared to the previous Group Chief Executive.

	Salary	Benefits	Annual Bonus
	2013 to 2012 change	2013 to 2012 change	2013 to 2012 change
Group Chief Executive	(16.7%)	—	—
All employees	2.1%	2.1%	(16.6%)

Note:
(1)
No bonus was paid to the Group Chief Executive in respect of 2012 or 2013 performance. Standard benefit funding for executive directors remained unchanged between 2012 and 2013. The benefits for the Group Chief Executive excludes the relocation expenses provided to Ross McEwan as part of his recruitment as CEO UK Retail in 2012 and which will last for a set three year period other than an entitlement to two return business class flights which applies from year three onwards. The value of relocation benefits will be disclosed each year in the total remuneration table.

Annual report on remuneration

Relative importance of spend on pay
The table below shows a comparison of remuneration expenditure against other disbursements.

	2013 £m	2012 £m	change
Remuneration paid to all employees (1)	6,371	7,231	(12%)
Distributions to holders of ordinary shares	—	—	—
Distributions to holders of preference shares	398	301	32%
Taxation and other charges recognised in the income statement:
- Social security and other payments (2)	486	562	(14%)
- Bank levy	200	175	14%
- Corporation tax	382	441	(13%)
Other payments made by the Group
- Irrecoverable VAT and other indirect taxes suffered by the Group (3)	714	830	(14%)

These measures have been included as they reflect the key stakeholders for the Group and the major categories of disbursements made by the Group to its key stakeholders, including its ordinary and preference shareholders and Governments in the Group’s operational territories.

The amounts included above have been calculated in accordance with applicable accounting standards and reflect the amounts included in the Group Income statement and related Notes.

Notes:
(1)	Remuneration paid to all employees represents total staff expenses per Note 3 to the Financial statements, exclusive of social security and other staff costs.
(2)	Income statement charge for social security costs per Note 3 to the Financial Statements.
(3)	Input VAT and other indirect taxes unable to be recovered by the Group due to it being partially exempt.

Implementation of remuneration policy in 2014
The information below sets out how RBS intends to implement the policy in 2014.

Executive directors
	Salary	Benefits	Pension	Fixed Share Allowance (1)	LTIP award
Group Chief Executive	£1,000,000	£26,250 + relocation benefits (3)	35% of salary	No award in 2014	300% of salary
Group Finance Director (2)	£765,000	£26,250	35% of salary	100% of salary	300% of salary

Notes:
(1)	Fixed Share Allowance will be payable in arrears and the shares will be released in equal tranches over a five year period.
(2)	The search for a new Group Finance Director is underway and the remuneration package will be consistent with the recruitment policy as set out on page 76.
(3)	Relocation benefits include housing and flight allowances, the value of which will be disclosed each year in the total remuneration table.

Chairman and non-executive directors’ fees
Chairman	£750,000
Non-executive Director Group Board	£72,500
Senior Independent Director	£30,000
Membership of Group Audit Committee, Board Risk Committee, Group Performance and Remuneration Committee or Group Sustainability Committee	£30,000
Additional fee to Chair the Group Audit Committee, Board Risk Committee, Group Performance and Remuneration Committee or Group Sustainability Committee	£30,000
Membership of Group Nominations Committee	£5,500

The non-executive directors do not receive any annual bonus payments or variable remuneration.

Annual report on remuneration

2014 Annual objectives for the Group Chief Executive and Group Finance Director
The executive directors’ annual objectives, as set out below, are approved by the Committee and reflect the Group’s key strategic priorities. The Board Risk Committee has approved the risk and control issues. Note that, as described in the Remuneration Policy section of the report, no annual bonus awards will be payable to executive directors. Nevertheless, the Committee believes that annual objectives are an important part of driving the business strategy and meeting agreed targets.

Core objectives	Summary of objectives and targets (1)
Customer & Stakeholder (25%)
•      Customer Strategy and Experience - clearly articulate customer strategy; effective customer experience framework and measurement approach.

•      Customer Relationships - develop stronger and deeper customer relationships.

•      Corporate reputation - enhance and support the company’s reputation with all stakeholders.

Financial & Business Delivery (25%)
•      Common Equity Tier 1 Ratio - deliver fully loaded Common Equity Tier 1 ratio in line with strategic targets, including successful execution of RCR reduction.

•      Return on Equity (2) - improve return on equity through reduction of cost:income ratio; deliver income growth in line with strategic targets.

•      Cost:Income Ratio (2) - reduce cost:income ratio in line with strategic targets.

People & Culture (25%)
•      Operating Model - deliver first phase of efficient and effective bank-wide operating model.

•      Values & Engagement - embed and role model the Group’s values, setting the tone from the top, and building the pride and engagement of our people.

•      Diversity - promote gender diversity in senior talent pools.

Risk & Control (25%)
•      Risk Appetite - further progress on embedding enhanced risk appetite and risk frameworks.

•      Governance & Control - maintain an effective control environment and deliver key systems and processes.

•      Conduct - embed the agreed conduct risk framework across the business.

•      End to End Risk Management Framework - maintain an effective risk management framework across the business.

Notes:
(1)	Details of targets that are deemed to be commercially sensitive will be disclosed retrospectively.
(2)	Excluding RBS Capital Resolution.

Annual report on remuneration

LTIP awards granted in 2014 – Performance criteria
In line with previous practice, awards granted to executive directors in March 2014 will be subject to four equally weighted performance categories, each of which can vest up to 100% of base salary subject to an overall cap of 300% of salary. The performance targets have been reviewed by the Committee and reflect the outcome of the Group’s strategic review. In future years, long-term incentive awards will be made under the RBS 2014 Employee Share Plan on the basis of equally stretching measures following consultation with major shareholders and disclosed in the annual report on remuneration. A minimum three year performance period will apply. Any awards that vest will be subject to a minimum six month retention period in line with the PRA Remuneration Code.

Economic profit (25%)
The Economic Profit measure will be based on the ‘go-forward’ RBS business to align with the long-term future and earnings for the business. Economic Profit, being a risk-adjusted financial measure, is consistent with the PRA Code and also provides a balance between measuring growth and the cost of capital employed in delivering that growth. Economic Profit is defined as Operating Profit after Tax and preference share charges less attributed equity multiplied by the cost of equity, where
•	Operating Profit after Tax is Operating Profit taxed at a standard tax rate.
•	Attributed Equity is defined as equity allocated to the businesses, calculated as a function of the businesses risk-weighted asset base.
•	Current Cost of Equity is 11.0%, which is subject to review at least annually.

Details of the actual targets, and performance against these, will be disclosed retrospectively once the awards vest.

Relative Total Shareholder Return (25%)
The relative TSR measure provides a direct connection between executive directors’ awards and relative performance delivered to shareholders. The measure compares performance against a group of comparator banks. The comparator group has been changed for the 2014 awards to be more in line with the new strategic direction of RBS. This has involved removing from the comparator group non-European firms, which in particular reduces the exposure of the peer group to US and Markets activity.

Relative TSR Comparator Group		Weighting
1	Barclays	200%
2	Lloyds Banking Group
3	HSBC	100%
4	Standard Chartered
5 to 13	BBVA, BNP Paribas, Credit Agricole, Credit Suisse Group, Deutsche Bank, Santander, Societe Generale, UBS, Unicredito	50%
• 20% of the award will vest if TSR is at the median of the companies in the comparator group • 100% of the award will vest if TSR is at the upper quartile of the companies in the comparator group

Safe & Secure Bank (25%)
The Safe & Secure Bank measures have a particular focus on risk reduction and the building of a safer, sustainable franchise. The key measures in this category are Core Tier 1 ratio and Cost Income ratio.

Customers & People (25%)
These measures reward management for building a customer-focussed franchise with strength in terms of efficiency, reputation, and the engagement of employees. Net Promoter Score will be used as the primary bank-wide measure for the improvement in customer service, measured versus each segment’s defined peer group. Employee engagement will be measured against the Global Financial Services norm.

Performance measures and weightings
Safe & Secure Bank measures (25%)	Core Tier 1 ratio (12.5%) Cost:Income ratio (12.5%)
Customers & People measures (25%)	Net Promoter Score (12.5%) Employee Engagement Index (12.5%)

Commentary will be provided on an annual basis in relation to progress against the targets, where these are not commercially sensitive.

Target ranges will be set for each measure, and will determine vesting, although the overall vesting under the Safe & Secure Bank and Customers & People categories will be qualified by Group Performance and Remuneration Committee discretion taking into account changes in circumstances over the performance period, the margin by which individual targets have been missed or exceeded, and any other relevant factors.

Risk underpin and clawback
The Committee will also review financial and operational performance against the business strategy and risk performance prior to agreeing vesting of awards. In assessing this, the Committee will be advised independently by the Board Risk Committee. If the Committee considers that the vesting outcome calibrated in line with the performance conditions outlined above does not reflect underlying financial results or if the Committee is not satisfied that conduct and risk management during the performance period has been effective then the terms of the awards allow for an underpin to be used to reduce vesting of an award, or to allow the award to lapse in its entirety. All awards are subject to clawback.

Annual report on remuneration

Consideration of matters relating to directors’ remuneration
The role and responsibilities of the Committee
The Committee is responsible for setting the policy on remuneration and overseeing its implementation. It reviews performance and makes recommendations to the Board in respect of variable incentive pools and the remuneration arrangements of the executive directors. No director is involved in decisions regarding his or her own remuneration.

The Committee is also responsible for approving remuneration and severance arrangements for members of the Group’s Executive and Management Committees and overseeing arrangements for PRA ‘Code Staff’. Details of the PRA Remuneration Code can be found at www.bankofengland.co.uk/pra. A definition of RBS Code Staff along with details of how risk is taken into account in the remuneration process is provided on pages 91 and 92.

The terms of reference of the Group Performance and Remuneration Committee are available on www.rbs.com and these are reviewed at least annually by the Committee and approved by the Board.

Summary of the principal activity of the Committee during 2013
The Committee considered issues under the accountability review process at every meeting held in 2013 and CRD IV implementation at the majority of meetings held in 2013.  Set out below is a summary of other key activities considered by the Committee.

First quarter
•
2012 performance reviews and arrangements for members of the Group’s Executive and Management Committees, APS in scope employees, Code Staff and high earners. 2013 objectives for the Group’s Executive and Management Committee members.

•	Approval of Group and Divisional variable pay pools and Directors’ Remuneration Report.

•	Outcomes of the annual performance evaluation of the Committee.

•	Assessment of the performance to date of unvested LTIP awards and performance targets for 2013 awards.

•	Consideration of long-term incentive and deferral structure.

Second quarter
•	Group Chief Executive departure terms and consideration of appointment and remuneration terms for various senior positions.

•	Presentations from Markets, Corporate and Ulster Bank on business and strategic priorities and people plans.

•	Review of the implementation of the remuneration policy.

•	Review of the Committee’s agenda planner, Terms of Reference and delegated authorities for individual remuneration governance.

•	Terms of Reference for Group Sales and Service Incentives Committee – which considers short term incentive design principles.

Third quarter
•	Half year performance reviews for members of the Group’s Executive and Management Committees.

•	Presentation from Retail on business and strategic priorities and people plans.

•	Areas of focus for remuneration strategy.

•	Purpose, Vision & Values and reward issues presentation.

•	Consideration of the future shape of pay.

Fourth quarter
•	2013 preliminary variable pay pool discussions for Group and Divisions.

•	Remuneration Policy Statement for the PRA.

•	Update on Group Internal Audit’s review of Code Staff processes.

•	Share plan rules review update and AGM considerations.

•	Update on shareholder consultation undertaken in December 2013 and planned for January 2014.

Performance evaluation process
A thorough internal review of the effectiveness of the Group Performance and Remuneration Committee was conducted during 2013 involving questionnaires and follow-up interviews. The Committee considered the outcomes of the evaluation and is satisfied with the way in which the evaluation has been conducted.

The review concluded that the Committee continued to operate effectively. Themes that emerged from the evaluation included recognition of the Committee workload and time spent outside of meetings, the ongoing importance of independence, management support and interaction with other Board Committees. Priorities that were identified for 2014 included recruiting an additional member of the Committee and considering how to streamline the agenda to maintain rigorous scrutiny and challenge on key issues. The outcomes of the evaluation have been reported to the Board.

Membership of the Group Performance and Remuneration Committee
All members of the Committee are independent non-executive directors. The Committee held nine scheduled meetings in 2013 and a further seven unscheduled meetings.

Attended/ scheduled
Penny Hughes (Chair)	9/9
Sandy Crombie	9/9
Alison Davis	9/9
Art Ryan (1)	7/7

Note:
(1)	Art Ryan stepped down from the Committee on 30 September 2013

Annual report on remuneration

Advisers to the Group Performance and Remuneration Committee
The advisers are appointed independently by the Committee, which reviews its selection of advisers annually. The Committee Chair oversees the fees for the advisers. PricewaterhouseCoopers LLP (PwC) were appointed as the Committee’s remuneration advisers on 14 September 2010 following a review of potential advisers, and their appointment was reconfirmed by the Committee in July 2013 after an annual review of the quality of the advice received and fees charged. PwC are signatories to the voluntary code of conduct in relation to remuneration consulting in the UK.

PwC also provide professional services in the ordinary course of business including assurance, advisory, tax and legal advice to RBS subsidiaries. The Committee Chair is notified of other work that is being undertaken by PwC and is satisfied that there are processes in place to ensure that the advice the Committee receives is independent.
As well as receiving advice from PwC in 2013, the Committee took account at meetings of the views of the Chairman, Group Chief Executive, Group Finance Director, Human Resources Director, Head of Reward, the Group Secretary and the Chief Risk Officer. The fees paid to PwC for advising the Committee in relation to directors’ remuneration are charged on a time/cost basis and in 2013 amounted to £190,465.

Statement of Shareholding Voting
The table below sets out the voting by shareholders on the advisory resolution to approve the Directors’ 2012 Remuneration Report at the AGM held in May 2013.

For	Against	Total votes cast	Withheld
20,058,440,088 (99.32%)	138,246,040 (0.68%)	20,196,686,128	148,371,848

Shareholder dilution
During the ten year period to 31 December 2013, awards made that could require new issue shares under the company's share plans represented 4.2% of the company's issued ordinary share capital (including the B share capital), leaving an available dilution headroom of 5.8%. The company meets its employee share plan obligations through a combination of new issue shares and market purchase shares.

Penny Hughes
Chair of the Group Performance and Remuneration Committee
26 February 2014

Other Remuneration Disclosures
Remuneration of eight highest paid senior executives below Board (1)

All figures shown below are in GBP.

(£000s)	Executive 1	Executive 2	Executive 3	Executive 4	Executive 5	Executive 6	Executive 7	Executive 8
Fixed remuneration	639	1,352	700	199	463	415	189	350
Annual incentives	—	—	—	—	—	—	—	—
Long-term incentive awards (vested value)	983	978	407	—	—	56	—	114
Total remuneration (2)	1,622	2,330	1,107	199	463	471	189	464

Notes
(1)	Remuneration earned for period worked in 2013 at RBS for members of Group Executive Committee plus Group HR Director.
(2)	Disclosure includes prior year long-term incentive awards which vested during 2013. The amounts shown reflect the value of vested awards using the share price on the day the awards vested.

Other Remuneration Disclosures

Our Group-wide Remuneration Policy
The remuneration policy supports the business strategy and is designed to:
•	Attract, retain, motivate and reward high-calibre employees to deliver long-term business performance within acceptable risk parameters; and
•	Provide clear alignment between annual and long-term targets for individuals and strategic plans

The remuneration policy applies the same principles to all employees including Code Staff (1). The current key principles underpinning the remuneration policy for all employees are set out below.

Element of pay	Objective	Operation
Base salary	To attract and retain employees by being competitive in the specific market in which the individual works.	Base salaries are reviewed annually and should reflect the talents, skills and competencies that the individual brings to the business.
Role-based allowance	To provide fixed pay that reflects the skills and experience required for, and the responsibilities of, the role.
From 2014 onwards, allowances will be provided to certain employees in key roles and reviewed at appropriate intervals, to reflect the skills, experience and competencies required for the role. They will be delivered in cash and/or shares depending on the level of the allowance and the seniority of the recipient. Shares will be subject to an appropriate retention period, not less than six months.

Benefits (including pension)	To provide a range of benefits and give employees an opportunity to provide for their retirement.	In most jurisdictions, employee benefits or a cash equivalent are provided from a flexible benefits account.
Annual incentives	To support a culture where employees recognise the importance of serving customers well and are rewarded for superior performance.
The annual incentive pool is based on a balanced scorecard of measures including customer, financial, risk and people measures. Allocation from the pool depends on divisional, functional and individual performance. Individual performance assessment is supported by a structured performance management framework.

Guaranteed awards are only used in very limited circumstances in accordance with the PRA Remuneration Code. Immediate cash awards are limited to a maximum of £2,000. Under the deferral arrangements a significant proportion of annual incentive awards for our more senior employees are deferred over a three year period. Deferred awards are subject to clawback. For Code Staff, a minimum 50% of any annual incentive is delivered in the form of RBS shares and subject to an additional six month retention period post vesting. Under the deferral arrangements for the 2013 performance year, the vast majority of any annual incentive award to Code Staff is delivered in shares.

In certain circumstances, formulaic short-term incentive arrangements are used to align the objectives of employees with the strategy of the relevant division in which they work.

Long-term incentive awards	To encourage the creation of value over the long term and to align further the rewards of the participants with the returns to shareholders.
RBS provides certain employees in senior roles with long-term incentive awards.
Awards are structured as performance-vesting shares. Vesting may occur after a three year period and will typically be based partly on divisional or functional performance and partly on performance across the business.

The amount of the award that vests may vary between 0-100% depending on the performance achieved. All awards are subject to clawback and an additional six month retention period applies to Code Staff post vesting.

Other share plans	To offer employees in certain jurisdictions the opportunity to acquire RBS shares.	Employees in certain countries are eligible to contribute to share plans which are not subject to performance conditions.

Note:
(1)	The following groups of employees have been identified as meeting the PRA’s criteria for Code Staff:
- Members of the Board and Executive and Management Committees
- Staff performing a Significant Influence Function within RBS
- Employees who have approval authorities such that their decision-making could have a material impact on the income statement
- Employees who are responsible for a business or businesses whose performance could have a material impact on the income statement; and
- Key control function roles

The RBS Staff Dealing Rules and the conditions attaching to discretionary share-based awards prohibit the use of any personal hedging strategies to lessen the impact of a reduction in value of such awards.

Other Remuneration Disclosures

How risk is reflected in our remuneration process
The RBS remuneration policy explicitly aligns remuneration with effective risk management. Focus on risk is achieved through clear risk input into objectives, performance reviews, the determination of variable pools and incentive plan design as well as the application of clawback. The Committee is supported in this by the Group Audit Committee, the Board Risk Committee and the Group’s risk management function.

A robust process is used to assess risk performance. A range of measures are considered, specifically the overall Risk Profile, Credit, Regulatory Risk & Conduct Risk, Operational Risk, Enterprise Risk and  Market Risk. The steps we take to ensure appropriate and thorough risk adjustment are also fully disclosed and discussed with the PRA and the FCA.

Variable pay pool determination
The process for determining variable pools is discretionary, to avoid the unintended consequences of formulaic systems.  However, the Committee's discretion is applied within a structured framework which starts with an assessment of risk adjusted financial performance measured against budget, prior year capital position and long-term strategic plans. This analysis is used to adjust for performance and then consider outcomes in the context of competitive variable pay funding levels.

Risk is taken into account in the performance assessment through a thorough risk analysis carried out by the Group’s risk management function to a pre-agreed framework. Performance assessments may be adjusted in situations where risk performance is outside risk appetite or strategic plans. Financial and non-financial performance factors (including risk) are taken into account in developing a final variable pay proposal. This decision also allows for considerations of market competitiveness and franchise protection.

Variable pay proposals are reviewed in the context of key compensation framework ratios including total compensation to revenue, total compensation to pre-compensation profit, variable pay to pre-variable pay profit and variable pool to pre-variable pool economic profit. These ratios help to ensure appropriate sharing of value between employees and shareholders and aim to provide transparency.

Finally, variable pay proposals are reviewed against our capital adequacy framework to ensure that regulatory requirements are met.

Accountability review process
Our Accountability Review process is an important tool in how we manage remuneration and manage adjustments to remuneration.

A summary of the accountability review process is as follows:
•
Exists to enable RBS to respond in instances where current and/or new information would change the annual bonus and/or LTIP decisions made in previous years, and/or the decisions to be made in the current year.

•
The process for review assessments (which consider material risk management, control and general policy breach failures, accountability for those events and appropriate action against individuals) is operated across divisions and functions.

•	Divisional reviews are undertaken on a quarterly basis.

•	Decisions must take into account not only any financial losses, but also behavioural issues and reputational or internal costs.

•	Clawback may be up to 100% of unvested awards and can be applied regardless of whether or not disciplinary action has been undertaken.

•	A key principle is that clawback quantum should not be formulaic.

•	Collective responsibility may be considered where a committee or group of employees are deemed to have not appropriately discharged their duties.

How have we applied this in practice?
Variable pay is subject to deferral allowing the Committee scope to apply clawback. The accountability review process is fully embedded and is operated throughout the year.  During 2013 a number of issues and events were considered under the accountability review framework.

The outcomes for the 2013 performance year cover a range of actions and have included: forfeiture of unvested awards through clawback; reduction of current year variable pay awards; dismissal; and suspended vesting pending further investigation. The Board Risk Committee concluded that all known key material events had been considered.

The RBS 2014 Employee Share Plan, subject to approval at the 2014 AGM, will allow RBS to apply post-vesting clawback to future awards. The policy for any post-vesting clawback will be considered in light of emerging regulatory requirements and shareholder best practice.

Remuneration Code
As part of the annual remuneration governance process we provide details of our approach to pay and how we comply with the Remuneration Code to the PRA and FCA.  As in previous years we have received the required regulatory confirmation in order to conclude our year end remuneration process.

Other Remuneration Disclosures

Code Staff Remuneration Disclosure
These disclosures are in accordance with the Prudential sourcebook for banks, building societies and investment firms (BIPRU) 11.5.18 (6) and (7).

1. Aggregate remuneration expenditure
During the year, there were 342 Code Staff. Aggregate remuneration expenditure was as follows:

Markets £m	Rest of RBS Group £m
78.5	135.0

2. Amounts and form of fixed and variable remuneration

Fixed remuneration
Consisted of salaries, pensions and benefits paid during the year.

Senior management £m	Others £m
56.9	42.9

Variable remuneration for 2013 performance
Consisted of deferred awards payable over a three year period. Cash awards were limited to a maximum of £2,000 per employee.

Form of remuneration	Senior management £m	Others £m
Variable remuneration (cash)	0.2	0.2
Deferred remuneration (bonds)	2.4	2.6
Deferred remuneration (shares)	31.1	51.7

Long-term incentives
Long-term incentive awards made each year are paid three years after the date of award based on the extent to which performance conditions are met and can result in zero payment.

Senior management £m	Others £m
18.5	6.9

3. Outstanding deferred remuneration through 2013
The table below includes deferred remuneration awarded or paid out in 2013. Deferred remuneration reduced during the year relates to long-term incentives lapsing when performance conditions are not met, long-term incentives and deferred awards forfeited on leaving and clawback of prior year deferred awards and long-term incentives.

Category of deferred remuneration	Senior management £m	Others £m
Unvested from prior year	110.0	131.7
Awarded during the financial year	47.9	57.6
Paid out	33.0	59.4
Reduced from prior years	16.8	28.6
Unvested at year end	107.8	98.2

4. Sign-on and severance payments
Sign-on awards for guaranteed variable remuneration of £2.6 million are included in the tables above.  These relate to commitments on recruitment made in respect of three new employees.  No severance payments were made outside of contractual payments related to termination of employment such as pay in lieu of notice and benefits.

Notes on the presentation of remuneration
In the relevant tables above, assumptions have been made for the notional value of LTIP (verified by external advisors), forfeitures through resignation for deferred awards and the share price relevant to the date of the event or valuation point has been used.

All staff total remuneration
Total remuneration comprises; fixed pay, pension and benefit funding, variable remuneration and long-term incentives.

•	The average salary for all employees is £34,000.
•	21,609 employees earn total remuneration between £50,000 and £100,000.
•	9,151 employees earn total remuneration between £100,000 and £250,000.
•	1,730 employees earn total remuneration over £250,000.

Total remuneration by band for all employees earning >£1 million	Number of employees
£1,000,000 - £1,500,000	46
£1,500,001 - £2,000,000	14
£2,000,001 - £2,500,000	4
£2,500,001 - £3,000,000	4
£3,000,001 - £3,500,000	—
£3,500,001 - £4,000,000	4
£4,000,001 - £4,500,000	1
£4,500,001 - £5,000,000	1
£5,000,001 - £5,500,000	—
£5,500,001 - £6,000,000	1

Notes:
(1)
Total remuneration includes fixed pay, pension and benefit funding and variable pay (including actual value of LTIP vesting in respect of the performance period ending 2013) after the application of clawback.

(2)	Excludes executive directors.

75 employees earn total remuneration of over £1 million which represent just 0.06% of our employees.  This number reduces to 68 employees if we exclude pension and benefit funding.

These employees include those who manage major businesses and functions with responsibility for significant assets, earnings or areas of strategic activity and can be grouped as follows:

•	The CEOs responsible for each division.
•	Employees directly reporting to the CEO including those managing our functions and other activities of strategic importance.
•	Employees managing large businesses within a division such as our Retail and Commercial Businesses in the US or our UK Corporate and Institutional Banking clients.
•
Income generators responsible for high levels of income including those involved in managing trading activity and supporting clients with more complex financial transactions, including financial restructuring.

•	Those responsible for managing our balance sheet and liquidity and funding positions across the business.
•	Employees managing the successful disposal of Non-Core assets and reducing RBS’s capital requirements.

Compliance report

Statement of compliance
The company is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Throughout the year ended 31 December 2013, the company has complied with all of the provisions of the UK Corporate Governance Code issued by the Financial Reporting Council dated September 2012 (the “Code”) except in relation to provision (D.2.2) that the Group Performance and Remuneration Committee should have delegated responsibility for setting remuneration for the Chairman and executive directors. The company considers that this is a matter which should rightly be reserved for the Board and this is an approach the company has adopted for a number of years. Remuneration for the Chairman and executive directors is first considered by the Group Performance and Remuneration Committee which then makes recommendations to the Board for consideration. This approach allows all non-executive directors, and not just those who are members of the Group Performance and Remuneration Committee, to participate in decisions on the executive directors’ and the Chairman’s remuneration and also allows the executive directors to input to the decision on the Chairman’s remuneration. The Board believes this approach is very much in line with the spirit of the Code and no director is involved in decisions regarding his or her own remuneration. We do not anticipate any changes to our approach on this aspect of the Code. Information on how the company has applied the main principles of the Code can be found in the Corporate governance report on pages 38 to 93. A copy of the Code can be found at www.frc.org.uk

The company has also implemented the recommendations arising from the Walker Review. The company has also complied in all material respects with the Financial Reporting Council Guidance on Audit Committees issued in September 2012.

Under the US Sarbanes-Oxley Act of 2002, specific standards of corporate governance and business and financial disclosures apply to companies with securities registered in the US. The company complies with all applicable sections of the US Sarbanes-Oxley Act of 2002.

Internal control
Management of The Royal Bank of Scotland Group plc is responsible for implementing a system of internal control that is designed to facilitate effective and efficient operations and to ensure the quality of internal and external reporting and compliance with applicable laws and regulations. In devising internal controls, management has regard to the nature and extent of the risk, the likelihood of it crystallising and the cost of controls. A system of internal control is designed to manage, but not eliminate, the risk of failure to achieve business objectives and can only provide reasonable, and not absolute, assurance against the risk of material misstatement, fraud or losses.

Management’s report on internal control over financial reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group.

The Group’s internal control over financial reporting is a component of an overall system of internal control and is designed to provide reasonable assurance regarding the preparation, reliability and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) and it includes:

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

Management assessed the effectiveness of the Group’s internal control over financial reporting as of 31 December 2013 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 1992 publication of “Internal Control – Integrated Framework”.

Based on its assessment, management believes that, as of 31 December 2013, RBS Group’s internal control over financial reporting is effective.

The effectiveness of RBS Group’s internal control over financial reporting as of 31 December 2013 has been audited by Deloitte LLP, the Group’s independent registered public accounting firm. The report of the independent registered public accounting firm to the directors of the Royal Bank of Scotland Group plc expresses an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting as of 31 December 2013.

Compliance report

Report of Independent Registered Public Accounting Firm to the members of The Royal Bank of Scotland Group plc
We have audited the internal control over financial reporting of The Royal Bank of Scotland Group plc and subsidiaries (‘’the Group”) as of 31 December 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended 31 December 2013 of the Group and our report dated 26 February 2014 (27 March 2014 as to the consolidating financial information included in Note 43 of the financial statements) expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP
London, United Kingdom
26 February 2014

Compliance report

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

The New York Stock Exchange
As a foreign issuer with American Depository Shares representing ordinary shares, preference shares and debt securities listed on the New York Stock Exchange (the “NYSE”), the company is not required to comply with all the NYSE standards applicable to US domestic companies (the “NYSE Standards”) provided that it follows home country practice in lieu of the NYSE Standards and discloses any significant ways in which its corporate governance practices differ from the NYSE Standards. As a foreign private issuer, the company must, however, comply fully with the provisions of the NYSE Standards that relate to the composition, responsibilities and operation of audit committees. These provisions incorporate the relevant rules concerning audit committees of the Exchange Act.

The company has reviewed its corporate governance arrangements and is satisfied that these are consistent with the NYSE Standards, with the exception that the Chairman of the Board is also the Chairman of the Group Nominations Committee, which is permitted under the Code (since the Chairman was considered independent on appointment). In addition, although the members of the Group Performance and Remuneration Committee are deemed independent in compliance with the provisions of the Code, the Group Board has not assessed the independence of the members of the Group Performance and Remuneration Committee and of its compensation committee advisers in accordance with the independence tests prescribed by the NYSE standards. The company’s Group Audit, Board Risk, Group Sustainability and Group Nominations Committees are otherwise composed solely of non-executive directors deemed by the Group Board to be independent.   In addition, the NYSE Standards require that a compensation committee has direct responsibility to review and approve the Group Chief Executive’s remuneration. As stated at the start of this Compliance report, in the case of the company, the Group Board, rather than the Group Performance and Remuneration Committee, reserves the authority to make the final determination of the remuneration of the Group Chief Executive.

The Group Audit Committee complies with the provisions of the NYSE Standards that relate to the composition, responsibilities and operation of audit committees. In April 2013, the company submitted its required annual written affirmation to the NYSE confirming its full compliance with those and other applicable provisions. More detailed information about the Group Audit Committee and its work during 2013 is set out in the Group Audit Committee report on pages 55 to 60.

This Compliance report forms part of the Corporate governance report and the Report of the directors.

Report of the directors

The directors present their report together with the audited accounts for the year ended 31 December 2013.

Group structure
The company is a holding company owning the entire issued ordinary share capital of The Royal Bank of Scotland plc, the principal direct operating subsidiary undertaking of the company. The Group comprises the company and all its subsidiary and associates, including the Royal Bank and NatWest.

Following placing and open offers in December 2008 and in April 2009, HM Treasury (HMT) owned approximately 70.3% of the enlarged ordinary share capital of the company. In December 2009, the company issued a further £25.5 billion of new capital to HMT. This new capital took the form of B shares, which do not generally carry voting rights at general meetings of ordinary shareholders but are convertible into ordinary shares and qualify as Core Tier 1 capital. Following the issuance of the B shares, HMT’s holding of ordinary shares of the company remained at 70.3%, although its economic interest rose to 84.4%.

At 31 December 2013, HMT’s holding in the company’s ordinary shares was 63.9% and its economic interest was 80.2%.

Results and dividends
The loss attributable to the ordinary and B shareholders of the company for the year ended 31 December 2013 amounted to £8,995 million compared with a loss of £6,055 million for the year ended 31 December 2012, as set out in the consolidated income statement on page 362.

The company did not pay a dividend on ordinary shares in 2012 or 2013.

On 26 November 2009, RBS entered into a State Aid Commitment Deed with HMT containing commitments and undertakings that were designed to ensure that HMT was able to comply with the commitments to be given by it to the European Commission for the purposes of obtaining approval for the State aid provided to RBS. As part of these commitments and undertakings, RBS agreed not to pay discretionary coupons and dividends on its existing hybrid capital instruments for a period of two years. This period commenced on 30 April 2010 for RBS Group instruments and ended on 30 April 2012; the two year deferral period for RBS Holdings N.V. instruments commenced on 1 April 2011 and ended on 1 April 2013.

The Group has now resumed payments on all discretionary non-equity capital instruments. Future coupons and dividends on hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

In the context of prior macro-prudential policy discussions, the Board decided to partially neutralise any impact on Core Tier 1 capital of coupon and dividend payments in respect of 2013 Group hybrid capital instruments through equity issuances of c.£300 million. Consequently during the year, approximately £255 million was raised through the issue of new ordinary shares and a further £44 million was raised in connection with equity funding of employee incentive awards through the sale of surplus shares held by the Group’s Employee Benefit Trust.

For 2014, the Board has decided to continue partially neutralising the Core Tier 1 impact of Group hybrid capital instruments. It is expected that £300 million of new equity will be issued during the course of 2014 to achieve this aim.

Business review
Activities
The Group is engaged principally in providing a wide range of banking and other financial services. Further details of the organisational structure and business overview of the Group, including the products and services provided by each of its divisions and the competitive markets in which they operate, are contained in the Business review on pages 106 to 108. Details of the strategy for delivering the company’s objectives can be found in the Strategic report.

Risk factors
The Group’s future performance and results could be materially different from expected results depending on the outcome of certain potential risks and uncertainties. Certain risk factors the Group faces are summarised in the Business review on pages 109 and 110. Fuller details of these and other risk factors are set out on pages 513 to 526.

The reported results of the Group are also sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Details of the Group’s critical accounting policies and key sources of accounting judgments are included in Accounting policies on pages 378 to 381.

The Group’s approach to risk management, including its financial risk management objectives and policies and information on the Group’s exposure to price, credit, liquidity and cash flow risk, is discussed in the Business review:risk and balance sheet management.

Financial performance
A review of the Group's performance during the year ended 31 December 2013, including details of each division, and the Group's financial position as at that date is contained in the Business review on pages 111 to 166.

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

In October 2011, the Group completed the transfer of a substantial part of the UK activities of RBS N.V. to the Royal Bank. Substantially all of the Netherlands and EMEA businesses were transferred to the Royal Bank in September 2012. Russia, Korea and the North American businesses were transferred to the Royal Bank in 2013. Certain assets of RBS N.V. continue to be shared by the Consortium Members.

Report of the directors

Business divestments
To comply with the European Commission State Aid requirements the Group agreed a series of restructuring measures to be implemented over a four year period from December 2009. These include the divestment of Direct Line Insurance Group plc (DLG), the sale of 80.01% of the Group’s Global Merchant Services business (completed in 2010) and the sale of substantially all of the RBS Sempra Commodities joint venture business (largely completed in 2010), as well as the divestment of the RBS branch-based business in England and Wales and the NatWest branches in Scotland, along with the direct SME customers across the UK (“UK branch-based businesses”).

In October 2012, Santander UK plc withdrew from its agreed purchase of the UK branch-based businesses. In September 2013, the Group reached an agreement with an investor consortium led by Corsair Capital and Centerbridge Partners for an investment in these businesses ahead of a stock market flotation. This includes 308 RBS branches in England and Wales and 6 NatWest branches in Scotland. The new bank will be called Williams & Glyn, the brand RBS used for its branches in England and Wales before 1985.

The Group sold a first tranche of ordinary shares representing 34.7% of the ordinary issued share capital of Direct Line Group (DLG) in October 2012 through an initial public offering. On 13 March 2013, the Group sold a further 16.8% of the ordinary issued share capital in DLG and ceded control. This fulfilled the Group’s plan to cede control of DLG by the end of 2013. On 20 September 2013, the Group sold a further 20% of the ordinary issued share capital in DLG.

On 26 February 2014 the Group announced that it had entered into a placing agreement to complete the sale of its remaining interest in DLG (except for 4.2 million shares held to satisfy long term incentive plan awards granted by the Group to DLG management). Accordingly, on settlement of the placing, the Group will have completed the disposal of DLG as required by the European Commission.

Strategic plan
Citizens Financial Group
In February 2013, the Group announced that it would commence work on a partial flotation of RBS Citizens Financial Group, Inc and in November 2013 confirmed that a partial initial public offering is now planned for 2014. The Group intends to fully divest the business by the end of 2016.  The sale of RBS Citizens Financial Group, Inc is the cornerstone of the Group’s new capital plan. The Group has appointed advisers and this is on schedule for later this year.

RBS Capital Resolution
In November 2013, the Group announced the creation of RBS Capital Resolution (RCR), to manage a pool of assets with particularly high long term capital intensity and/or potentially volatile outcomes in stressed environments. RCR became operational on 1 January 2014 with a portfolio of £29 billion assets. The RCR Board Oversight Committee has been established to provide oversight of RCR’s progress against, and compliance with, its primary objective and asset management principles. It reports to the Board on its own activities and recommends changes, where appropriate, to RCR strategy.

Strategic review
In November 2013, the Group announced that it was undertaking a comprehensive business review of its customer-facing businesses, IT and operations and organisational and decision making structures. As described on pages 10 and 11, the Group has announced the results of its Strategic review, resulting in it being realigned into three businesses: Personal & Business Banking, Commercial & Private Banking, and Corporate & institutional Banking. In addition, the Group will be rationalising and simplifying its systems, based on a target architecture with improved resilience.

Employees
As at 31 December 2013, the Group employed 118,600 (full-time equivalent basis) throughout the world. Details of employee related costs are included in Note 3 on the consolidated accounts.

The Group operates certain employee share plans in which eligible employees are able to participate and which align the interests of employees with those of shareholders.

Employee learning and development
The Group maintains a strong commitment to providing all its employees with the opportunity to grow through learning and development, which in turn helps to achieve business objectives and drive excellent customer service. Supporting the professionalisation of our front line staff, just over 18,000 customer facing employees are now part of accreditation programmes aligned to the Chartered Banker professional standards. This helps our employees deliver the best service to our customers whilst working towards a recognised professional standard.

Employee communication
Employee engagement is encouraged through a range of communication channels, at both local and Group level. These channels provide access to news and information in a number of ways, including the intranet, magazines, video, team meetings led by line managers, briefings held by senior managers and regular dialogue with employees and employee representatives.

The Group Chief Executive and other senior Group executives regularly communicate with, and encourage feedback from, employees across a range of channels.

Employee feedback
Every year since 1999, through the Your Feedback survey, employees in all our businesses have shared their thoughts about what it’s like working for RBS. In 2013, we renamed the survey Our View, reflecting the emphasis we place on a shared responsibility to build a better bank. The survey enables the business to monitor levels of employee satisfaction and engagement and how these compare with other companies. It also provides a further mechanism for RBS to track employee perception of the progress we are making in strengthening our culture. Insights from Our View inform what the business needs to do to improve the way it works, whether it’s a local issue or something that affects everyone.

Report of the directors

Employee consultation
The Group recognises employee representatives such as trade unions and work councils in a number of businesses and countries.

The Group has a European Employee Council that provides an opportunity for elected representatives and management to discuss developments in the Group's European operations.

Diversity and inclusion
During 2013, the Group executive continued its commitment to making workplace policies, processes and experiences inclusive for staff, customers and stakeholders.

Inclusion is built into various policy areas and people management processes. For example: the business continues to support disabled persons, ensuring there are equal opportunities in recruitment, employment, promotion and training.

The business also supports employee-led networks, with three being introduced this year relating to the areas of disability, multi-culturalism and carers. These new networks run alongside existing ones, such as Focused Women and Rainbow, who provide personal and career development opportunities through networking and training events.

This commitment to inclusion extends to supporting and participating in positive action programmes outside of the Group aimed at cultivating future leaders, including ‘An Inspirational Journey’ and FTSE-100 cross-company mentoring programmes. The Group continues to maintain its involvement with external charitable networks and events such as Manchester Pride.

This approach to inclusion also extends to the marketplace with the RBS Women in Business specialists supporting and guiding more and more women to take the step of starting their own business.

Performance on gender diversity is monitored and reviewed at Group and local level and RBS remains supportive of the recommendations of Lord Davies’ Report. There are currently three female directors on the Board out of a total of eleven, which exceeds Lord Davies’ aspirational target of 25 per cent female Board representation. Further information on male/female representation at various levels of employment in the Group is included in the Strategic report on page 37.

Further details on the Board diversity policy can be found at rbs.com>about us.

This year the business has been recognised for its work on Equality, Diversity and Inclusion by achieving platinum ranking from Opportunity Now (gender), one of only a few organisations to achieve this; achieving Silver for Race for Opportunity (race); and securing a position in the Working Families Top 10.

Wellbeing
Ensuring the wellbeing of employees is an important responsibility for the Group.

A wide range of health benefits and services is in place to help employees maintain good physical and psychological health, and support them if they do become unwell. We continue to enhance and promote these services, targeting those issues that we know affect our employee's ability to bring the best of themselves to work. In 2013, we made Lifematters, the Group's Employee Assistance Programme, even more accessible with the introduction of our Lifematters mobile App.

Code of conduct
The code of conduct was fundamentally revised in 2013. How we behave forms the character of our company and dictates how others see us. "Our Code" reflects our values and applies to everyone who works for RBS. It lets everyone know what to expect of each other, what to do when unsure of a decision, and where to go for advice when needed.

The code of conduct is available at rbs.com>sustainability>governance> reporting and engagement. It will also be provided to any person without charge, upon request, by contacting RBS Secretariat at the telephone number listed on page 561.

Sustainability
Sustainability at RBS means building our future on long term thinking that focuses on our customers and supporting the communities in which they live. Our core duty is to be safe and strong. This underpins everything that RBS does and enables people to run their daily lives and businesses. This, in turn, supports economic growth and brings wider benefits to society. The final strand to building a sustainable business centres on how we choose to operate and how we can go further to shape the world in a positive way.

Sustainability is therefore not just about the many responsibilities and obligations that the Group has in a legal sense, but is about broad issues that need to be addressed to ensure that the Group is a healthy and respected business operating on a sustainable basis.

The Group Sustainability Committee is responsible for overseeing and challenging how management is addressing sustainability and reputation issues relating to all stakeholder groups and reports to the Board. For more information on the Committee, see pages 67 and 68.

Greenhouse gas emissions
Disclosures relating to greenhouse gas emissions are included in the Strategic report on page 36.

Report of the directors

Going concern
The Group’s business activities and financial position, the factors likely to affect its future development and performance and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Business review. The risk factors which could materially affect the Group’s future results are set out on pages 513 to 526. The Group’s regulatory capital resources and significant developments in 2013 and anticipated future developments are detailed on pages 187 to 203. The liquidity and funding section on pages 204 to 221 describes the Group’s funding and liquidity profile, including changes in key metrics, the build up of liquidity reserves and the outlook for 2014.

Having reviewed the Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group and the company will continue in operational existence for the foreseeable future. Accordingly, the financial statements of the Group and of the company have been prepared on a going concern basis.

BBA disclosure code
The Group’s 2013 financial statements have been prepared in compliance with the principles set out in the Code for Financial Reporting Disclosure published by the British Bankers' Association in 2010.The Code sets out five disclosure principles together with supporting guidance. The principles are that the Group and other major UK banks will provide high quality, meaningful and decision-useful disclosures; review and enhance their financial instrument disclosures for key areas of interest to market participants; assess the applicability and relevance of good practice recommendations to their disclosures acknowledging the importance of such guidance; seek to enhance the comparability of financial statement disclosures across the UK banking sector; and clearly differentiate in their annual reports between information that is audited and information that is unaudited.

Corporate governance
The company is committed to high standards of corporate governance. Details are given in the Corporate governance report on pages 38 to 93. The Corporate governance report and compliance report (pages 94 to 96) form part of this Report of the directors.

Share capital
Details of the ordinary and preference share capital at 31 December 2013 and movements during the year are shown in Note 26 on the consolidated accounts.

During 2013, the company allotted and issued a total of 78.6 million new ordinary shares of £1 each for the purposes of ensuring 2013 coupon payments on discretionary hybrid capital securities were partly neutralised from a Core Tier 1 capital perspective. The shares were allotted to UBS AG at the subscription prices and determined by reference to the average market prices during the sale periods set out below.

Number of shares sold	Subscription price	Sale period	Gross proceeds	Share price on allotment
42,967,903	314.188p	3 May 2013 - 17 July 2013	£135 million	321.6p
20,473,967	341.898p	2 August 2013 - 12 September 2013	£70 million	360.4p
15,091,674	331.309p	1 November 2013 - 9 December 2013	£50 million	336.8p

In addition, the company issued 53.7 million ordinary shares of £1 each in connection with employee share schemes.

Additional information
Where not provided elsewhere in the Report of the directors, the following additional information is required to be disclosed by Part 6 of Schedule 7 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008.

The rights and obligations attaching to the company’s ordinary shares and preference shares are set out in the company’s Articles of Association, copies of which can be obtained from Companies House in the UK or can be found at rbs.com>about us.

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

The cumulative preference shares represent less than 0.015% of the total voting rights of the company, the remainder being represented by the ordinary shares.

There are no restrictions on the transfer of ordinary shares in the company other than certain restrictions which may from time to time be imposed by laws and regulations (for example, insider trading laws). Pursuant to the Listing Rules of the FCA, certain employees of the company require the approval of the company to deal in the company’s shares.

Report of the directors

The rules governing the powers of directors, including in relation to issuing or buying back shares and their appointment are set out in the company’s Articles of Association. It will be proposed at the 2014 Annual General Meeting that the directors be granted authorities to allot shares under the Companies Act 2006. The company’s Articles of Association may only be amended by a special resolution at a general meeting of shareholders.

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

Directors
The names and brief biographical details of the current directors are shown on pages 42 to 45.

Sandy Crombie, Alison Davis, Tony Di Iorio, Philip Hampton, Penny Hughes, Brendan Nelson, Baroness Noakes and Philip Scott all served throughout the year and to the date of signing of the financial statements.

Joe MacHale and Art Ryan stepped down from the Board on 14 May 2013 and 30 September 2013 respectively.

Stephen Hester and Bruce Van Saun stepped down from the Board on 30 September 2013.

Ross McEwan and Nathan Bostock were appointed to the Board on 1 October 2013. Nathan has since confirmed his resignation although his leaving date is still to be agreed.

Robert Gillespie was appointed to the Board on 2 December 2013.

All directors of the company are required to stand for election or re-election annually by shareholders at the Annual General Meeting.

Directors’ interests
The interests of the directors in the shares of the company at 31 December 2013 are shown on page 82. None of the directors held an interest in the loan capital of the company or in the shares or loan capital of any of the subsidiary undertakings of the company, during the period from 1 January 2013 to 26 February 2014.

Directors’ indemnities
In terms of section 236 of the Companies Act 2006 (the “Companies Act”), Qualifying Third Party Indemnity Provisions have been issued by the company to directors, members of the Group’s Executive and Management Committees, PRA/FCA Approved Persons and certain directors and/or officers of the Group’s subsidiaries.

In terms of section 236 of the Companies Act, Qualifying Pension Scheme Indemnity Provisions have been issued to all trustees of the Group’s pension schemes.

Post balance sheet events
Other than those matters detailed in Note 42 on the consolidated accounts, there have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

Report of the directors

Shareholdings
The table below shows shareholders that have notified the Group that they hold more than 3% of the total voting rights of the company at 31 December 2013.
Solicitor For The Affairs of Her Majesty’s Treasury as Nominee for Her Majesty’s Treasury	Number of shares (millions)	% of share class held	% of total voting rights held
Ordinary shares	3,964	63.9	63.9
B shares (non-voting)	51,000	100	—

On 8 January 2014, the Group was notified that Her Majesty’s Treasury’s shareholding of ordinary shares as at 31 December 2013 represented 63.9% of the total voting rights. The decrease was as a result of a change in the total voting rights.

Political donations
At the Annual General Meeting in 2013, shareholders gave authority under Part 14 of the Companies Act, for a period of one year, for the company (and its subsidiaries) to make political donations and incur political expenditure up to a maximum aggregate sum of £100,000. This authorisation was taken as a precaution only, as the company has a longstanding policy of not making political donations or incurring political expenditure within the ordinary meaning of those words. During 2013, the Group made no political donations, nor incurred any political expenditure in the UK or EU and it is not proposed that the Group’s longstanding policy of not making contributions to any political party be changed. Shareholders will be asked to renew this authorisation at the Annual General Meeting in 2014.

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
26 February 2014

The Royal Bank of Scotland Group plc
is registered in Scotland No. SC45551

Statement of directors’ responsibilities

This statement should be read in conjunction with the responsibilities of the auditor set out in their report on page 361.

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

The directors confirm that to the best of their knowledge:

•
the financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

•
the Strategic Report and Directors’ report (incorporating the Business review) include a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

In addition, the directors are of the opinion that the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the company’s performance, business model and strategy.

By order of the Board

Philip Hampton	Ross McEwan	Nathan Bostock
Chairman	Group Chief Executive	Group Finance Director

26 February 2014

Board of directors
Chairman	Executive directors	Non-executive directors
Philip Hampton	Ross McEwan Nathan Bostock	Sandy Crombie Alison Davis Tony Di Iorio Robert Gillespie Penny Hughes Brendan Nelson Baroness Noakes Philip Scott

Business review

105	Revisions
106	Description of business
108	Competition
109	Risk factors
111	Key financials
112	Summary consolidated income statement
113	Results summary
116	Analysis of results
127	Divisional performance
158	RBS Capital Resolution
162	Consolidated balance sheet
165	Cash flow
166	Capital resources
167	Analysis of balance sheet pre and post disposal groups
169	Risk and balance sheet management

Revisions

Direct Line Group
The Group sold the first tranche of ordinary shares representing 34.7% of the share capital of DLG in October 2012 via an Initial Public Offering. On 13 March 2013, the Group sold a further 16.8% of ordinary shares in DLG and ceded control. This fulfilled the Group’s plan to cede control of DLG by the end of 2013. On 20 September 2013, the Group sold a further 20% of ordinary shares in DLG which is a step toward complete disposal by the end of 2014, as required by the European Commission. At 31 December 2013, the Group held 28.5% of the share capital in DLG.

In accordance with IFRS 5, DLG was classified as a discontinued operation in 2012. From 13 March 2013, DLG was classified as an associate and at 31 December 2013, the Group’s interest in DLG was transferred to disposal groups.

Revised allocation of Business Services costs
In 2013, the Group reclassified certain costs between direct and indirect expenses for all divisions. Comparatives have been restated accordingly; the revision did not affect total expenses or operating profit.

Implementation of IAS 19 ‘Employee Benefits’ (revised)
The Group implemented IAS 19 with effect from 1 January 2013. IAS 19 requires: the immediate recognition of all actuarial gains and losses; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, such that an expected rate of return will no longer be applied to assets; and all past service costs to be recognised immediately when a scheme is curtailed or amended. Implementation of IAS 19 resulted in an increase in the loss after tax of £84 million for the year ended 31 December 2012 and £154 million for the year ended 31 December 2011. This also resulted in an increase in the loss per ordinary and B share of 0.8p for the year ended 31 December 2012 and 1.4p for the year ended 31 December 2011. Prior periods have been restated accordingly.

Implementation of IFRS 10 ‘Consolidated Financial Statements’
The Group implemented IFRS 10 with effect from 1 January 2013. IFRS 10 adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity so as to vary returns for the reporting entity. IFRS 10 requires retrospective application. Following implementation of IFRS 10, certain entities that have trust preferred securities in issue are no longer consolidated by the Group. As a result there has been a reduction in non-controlling interests of £0.5 billion with a corresponding increase in Owners’ equity (Paid-in equity); prior periods have been restated accordingly.

Glossary
A glossary of terms is provided on pages 549 to 556.

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

At 31 December 2013, HM Treasury’s holding in the company’s ordinary shares was 63.9% and its economic interest was 80.2%.

The Group had total assets of £1,028 billion and owners' equity of £59 billion at 31 December 2013. The Group's risk asset ratios at 31 December 2013 were a Total capital ratio of 16.5%, a Core Tier 1 capital ratio of 10.9% and a Tier 1 capital ratio of 13.1%.

Organisational structure
The Group’s activities during 2013 were organised on a divisional basis as follows:

UK Retail offers a comprehensive range of banking products and related financial services to the personal market. It serves customers through a number of channels including: the RBS and NatWest network of branches and ATMs in the United Kingdom, telephony, online and mobile. UK Retail is committed to serving customers well, making banking easier and convenient whilst ensuring that we do business in an open, honest and sustainable manner.

UK Corporate is a leading provider of banking, finance and risk management services to the corporate and SME sector in the United Kingdom. It offers a full range of banking products and related financial services through a nationwide network of relationship managers, and also through telephone and internet channels. The product range includes invoice finance through the RBSIF brand and asset finance through the Lombard brand.

Wealth provides private banking and investment services in the UK through Coutts & Co and Adam & Company, offshore banking through RBS International, NatWest Offshore and Isle of Man Bank, and international private banking through Coutts & Co Ltd.

International Banking serves the world’s largest companies with a leading client proposition focused on financing, risk management and transaction services. It serves as the delivery channel for Markets products to international corporate clients. The division also serves international subsidiaries of clients from other RBS Group divisions (e.g. UK Corporate, Ulster Bank and US Retail & Commercial) through its international network.

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

In February 2013, the Group announced that it would commence work on a partial flotation of RBS Citizens and in November 2013 confirmed that a partial initial public offering is now planned for 2014.  The Group intends to fully divest the business by the end of 2016.

The divisions discussed above are collectively referred to as Retail & Commercial.

Markets is a leading origination, sales and trading business across debt finance, fixed income and currencies. The division offers a unified service to the Group’s corporate and institutional clients. The Markets’ origination, sales and research teams build strong ongoing client partnerships, provide market perspective and access, and work with the division’s trading and structuring teams to meet the client’s objectives across financing, risk management, investment, securitisation and liquidity.

A new strategy for the Markets division was announced in June 2013 enabling RBS to concentrate on its core customers’ needs where the Markets business is strongest. Markets is now focused on our core fixed income capabilities across rates, foreign exchange, asset backed products, credit and debit capital markets, while de-emphasising some more capital intensive structured product areas.

Central Functions comprises Group and corporate functions, such as treasury, finance, risk management, compliance, legal, communications and human resources. The Centre manages the Group's capital resources and Group-wide regulatory projects and provides services to the operating divisions.

Non-Core Division managed separately assets that the Group intended to run off or dispose of. The division contained a range of businesses and asset portfolios primarily from the legacy GBM businesses, higher risk profile asset portfolios including excess risk concentrations, and other illiquid portfolios. It also included a number of other portfolios and businesses including regional markets businesses that the Group had concluded were no longer strategic.

Business review
Description of business continued
Business Services supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services. Business Services drives efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group's purchasing power and is the Group's centre of excellence for managing large-scale and complex change. For reporting purposes, Business Services costs are allocated to the divisions above. It is not deemed a reportable segment.

Business divestments
To comply with the European Commission State Aid requirements the Group agreed a series of restructuring measures to be implemented over a four year period from December 2009. These include the divestment of Direct Line Insurance Group plc, the sale of 80.01% of the Group’s Global Merchant Services business (completed in 2010) and the sale of substantially all of the RBS Sempra Commodities joint venture business (largely completed in 2010), as well as the divestment of the RBS branch-based business in England and Wales and the NatWest branches in Scotland, along with the direct SME customers across the UK (“UK branch-based businesses”).

In October 2012, Santander UK plc withdrew from its agreed purchase of the UK branch-based businesses. In September 2013, the Group reached an agreement with an investor consortium led by Corsair Capital and Centerbridge Partners for an investment in these businesses ahead of a stock market flotation. This includes 308 RBS branches in England and Wales and 6 NatWest branches in Scotland. The new bank will be called Williams & Glyn, the brand RBS used for its branches in England and Wales before 1985.

In March 2013 and September 2013, the Group sold a further 16.8% and 20% respectively of the total issued share capital in Direct Line Insurance Group plc (DLG). This followed the sale in October 2012 via an initial public offering of 520.8 million ordinary shares representing 34.7% of the total issued share capital. At 31 December 2013, the Group held 28.5% of the issued ordinary share capital of DLG.

On 26 February 2014 RBS announced that it had entered into a placing agreement to complete the sale of its residual interest in DLG (except for 4.2 million shares held to satisfy long term incentive plan awards granted by RBS to DLG management). Accordingly, on settlement of the placing, the Group will have completed the disposal as required by the European Commission.

RBS Capital Resolution (RCR)
In response to a recommendation by the Parliamentary Commission on Banking Standards,  RBS worked closely with HM Treasury (HMT) and its advisers on a ‘good bank/bad bank’ review and identified a pool of c.£38 billion of assets with particularly high long-term capital intensity, credit risk and/or potentially volatile outcomes in stressed environments.

The review concluded that the effort, risk and expense involved in the creation of an external bad bank could not be justified and consequently RBS decided to create an internal ‘bad bank’, RBS Capital Resolution (RCR), to manage these assets down so as to release capital. RCR brings assets under common management and increases focus on the run down.

RCR became fully operational on 1 January 2014 with a pool of c.£29 billion of assets, down from the forecast of c.£38 billion due to accelerated disposals and increased impairments. Whilst RCR is of a similar size to the Non-Core division, the assets have been selected on a different basis and no direct comparisons can be drawn.

Strategic review
In November 2013, the Group announced that it was undertaking a comprehensive business review of its: Customer-facing business,
IT and operations and Organisational and decision making structures.

The aim of the review is to improve the bank’s performance and effectiveness in serving its customers, shareholders and wider stakeholders.

The Group has announced the results of its Strategic review, resulting in it being realigned into three businesses: Personal & Business Banking, Commercial & Private Banking, and Corporate & institutional Banking.  In addition, the Group will be rationalising and simplifying its systems, based on a target architecture with improved resilience.

Business review

Competition
The Group faces strong competition in all the markets it serves. Banks’ balance sheets have strengthened whilst loan demand remains subdued as many customers continue to deleverage even as the UK economy begins to show signs of recovery. Competition for retail deposits has eased somewhat as institutions have made progress towards building strong and diverse funding platforms for their balance sheets.

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

In the personal banking segment, the Group competes with UK clearing banks and building societies, major retailers and life assurance companies. In the mortgage market, the Group competes with UK clearing banks and building societies. Increasingly, the ambitions of non-traditional players in the UK market are gaining credibility, with new entrants active and seeking to build their platforms by acquiring businesses made available through restructuring of incumbents. The Group distributes life assurance products to banking customers in competition with independent advisors and life assurance companies.

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

Business review

Risk factors
Summary of our Principal Risks and Uncertainties
Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Risk and Balance Sheet management section on pages 169 to 359. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included on pages 513 to 526.

•
The Group’s ability to implement its new strategic plan and achieve its capital goals depends on the success of its efforts to refocus on its core strengths and the timely divestment of RBS Citizens. The Group has undertaken since 2009 an extensive restructuring, including the disposal of non-core assets as well as businesses as part of the State Aid restructuring plan approved by the EC. The Group recently created RBS CRG to manage the run down of problem assets with the goal of removing such assets from the balance sheet over the next three years. The Group has also taken steps to strengthen its capital position and established medium term targets which will require the timely divestment of RBS Citizens to achieve. The Group is also undertaking a new strategic direction which will result in a significant downsizing of the Group, including simplifying the Group by replacing the current divisional structure with three customer segments. The level of structural change required to implement the Group’s strategic and capital goals together with other regulatory requirements such as ring fencing are likely to be disruptive and increase operational risks for the Group. There is no assurance that the Group will be able to successfully implement its new strategy on which its capital plan depends or achieve its goals within the time frames contemplated or at all.

•
Despite the improved outlook for the global economy over the near to medium-term, actual or perceived difficult global economic conditions and increased competition, particularly in the UK, create challenging economic and market conditions and a difficult operating environment for the Group’s businesses.  Uncertainties surrounding the referendum on Scottish independence and the implications of an affirmative outcome for independence are also likely to affect the Group. These factors, together with additional uncertainty relating to the recovery of the Eurozone economy where the Group has significant exposure and the risk of a return of volatile financial markets, in part due to the monetary policies and measures carried out by central banks, have been and will continue to adversely affect the Group’s businesses, earnings, financial condition and prospects.

•
The Group is subject to substantial regulation and oversight, and any significant regulatory or legal developments such as that which has occurred over the past several years could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition. Certain regulatory measures introduced in the UK and in Europe relating to ring-fencing of bank activities may affect the Group’s borrowing costs, may impact product offerings and the viability of certain business models and require significant restructuring with the possible transfer of a large number of customers between legal entities.

•	The Group could fail to attract or retain senior management, which may include members of the Group Board, or other key employees, and it may suffer if it does not maintain good employee relations.

•
The Group is subject to a number of regulatory initiatives which may adversely affect its business, including the UK Government’s adoption of the Financial Services (Banking Reform) Act 2013, the US Federal Reserve’s new rules for applying US capital, liquidity and enhanced prudential standards to certain of the Group’s US operations and ongoing reforms in the European Union with respect to capital requirements, stability and resolution of financial institutions, including CRD IV and other currently debated proposals such as the Resolution and Recovery Directive.

•
The Group’s ability to meet its obligations including its funding commitments depends on the Group’s ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise or to do so at a reasonable cost due to increased regulatory constraints, could adversely affect the Group’s financial condition and results of operations. Furthermore, the Group’s borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and the UK Government’s credit ratings which would be likely to be negatively impacted by political events, such as an affirmative outcome of the referendum for the independence of Scotland.

•
The Group’s business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements, including those arising out of Basel III implementation (globally or by European, UK or US authorities) as well as structural changes that may result from the implementation of ring-fencing under the Financial Services (Banking Reform) Act 2013 or proposed changes of the US Federal Reserve with respect to the Group’s US operations. The Group’s ability to reach its target capital ratios in the medium term will turn on a number of factors including a significant downsizing of the Group in part through the sale of RBS Citizens.

•
The Group is, and may be, subject to litigation and regulatory and governmental investigations that may impact its business, reputation, results of operations and financial condition. Although the Group settled a number of legal proceedings and regulatory investigations during 2013, the Group is expected to continue to have a material exposure to legacy litigation and regulatory matter proceedings in the medium term. The Group also expects greater regulatory and governmental scrutiny for the foreseeable future particularly as it relates to compliance with new and existing laws and regulations such as anti-money laundering and anti-terrorism laws.

•	Operational and reputational risks are inherent in the Group’s businesses.

Business review
Risk factors continued
•
The Group is highly dependent on its information technology systems and has been and will continue to be subject to cyber attacks which expose the Group to loss of customer data or other sensitive information, and combined with other failures of the Group’s information technology systems, hinder its ability to service its clients which could result in long-term damage to the Group’s business and brand.

•
The Group or any of its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures, including recapitalisation of the Group or any of its UK bank subsidiaries, through bail-in which has been introduced by the Financial Services (Banking Reform) Act 2013 and will come into force on a date stipulated by HM Treasury. These various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the Group’s businesses.

•
As a result of the UK Government’s majority shareholding in the Group it may be able to exercise a significant degree of influence over the Group including on dividend policy, the election of directors or appointment of senior management or limiting the Group’s operations. The offer or sale by the UK Government of all or a portion of its shareholding in the company could affect the market price of the equity shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of the Group from the Official List.

•
The actual or perceived failure or worsening credit of the Group’s counterparties or borrowers, including sovereigns in the Eurozone, and depressed asset valuations resulting from poor market conditions have led the Group to realise and recognise significant impairment charges and write-downs which have adversely affected the Group and could continue to adversely affect the Group if, due to a deterioration in economic and financial market conditions or continuing weak economic growth, it were to recognise or realise further write-downs or impairment charges.

•
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

•
Recent developments in regulatory or tax legislation and any further significant developments could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

•
The Group is required to make planned contributions to its pension schemes and to compensation schemes in respect of certain financial institutions, either of which, independently or in conjunction with additional or increased contribution requirements may have an adverse impact on the Group’s results of operations, cash flow and financial condition.

Business review

Key financials
	2013	2012*	2011*
for the year ended 31 December	£m	£m	£m
Total income	19,757	17,941	24,651
Profit before impairment losses	189	2	7,311
Impairment losses	(8,432)	(5,279)	(8,707)
Operating (loss)/profit	(8,243)	(5,277)	(1,396)
Loss attributable to ordinary and B shareholders	(8,995)	(6,055)	(2,151)
Cost:income ratio	99%	100%	70%
Basic loss per ordinary and equivalent B share from continuing
operations (pence)	(81.3p)	(54.5p)	(22.7p)
*Restated – see page 105.

	2013	2012	2011
At 31 December	£m	£m	£m
Funded balance sheet (1)	739,839	870,392	977,249
Total assets	1,027,878	1,312,295	1,506,867
Loans and advances to customers	440,722	500,135	515,606
Deposits (2)	534,859	622,684	611,759
Owners' equity	58,742	68,678	75,367
Risk asset ratios - Core Tier 1	10.9%	10.3%	10.6%
- Tier 1	13.1%	12.4%	13.0%
- Total	16.5%	14.5%	13.8%

Notes:
(1)	Funded balance sheet represents total assets less derivatives.
(2)	Comprises deposits by banks and customer accounts.

Business review

Summary consolidated income statement for the year ended 31 December 2013

	2013	2012*	2011*
	£m	£m	£m
Net interest income	10,981	11,402	12,303
Fees and commissions receivable	5,460	5,709	6,379
Fees and commissions payable	(942)	(834)	(962)
Other non-interest income	4,258	1,664	6,931
Non-interest income	8,776	6,539	12,348
Total income	19,757	17,941	24,651
Operating expenses	(19,568)	(17,939)	(17,340)
Profit before impairment losses	189	2	7,311
Impairment losses	(8,432)	(5,279)	(8,707)
Operating loss before tax	(8,243)	(5,277)	(1,396)
Tax charge	(382)	(441)	(1,075)
Loss from continuing operations	(8,625)	(5,718)	(2,471)
Profit/(loss) from discontinued operations, net of tax
- Direct Line Group	127	(184)	301
- Other	21	12	47
Profit/(loss) from discontinued operations, net of tax	148	(172)	348
Loss for the year	(8,477)	(5,890)	(2,123)
Non-controlling interests	(120)	136	(28)
Other owners’ dividends	(398)	(301)	—
Loss attributable to ordinary and B shareholders	(8,995)	(6,055)	(2,151)

Basic loss per ordinary and equivalent B share from continuing operations	(81.3p)	(54.5p)	(22.7p)
*Restated - see page 105.

Business review

Results summary continued

2013 compared with 2012
Operating loss
Operating loss before tax for the year was £8,243 million compared with £5,277 million in 2012.

Total income
Total income increased 10% to £19,757 million in 2013 primarily reflecting a lower accounting charge for own credit partially offset by lower income in Markets.

Net interest income
Net interest income decreased by 4% to £10,981 million largely reflecting lower interest-earning asset balances partially offset by re-pricing initiatives. Group net interest margin improved by 10 basis points driven by moves to reprice deposits in a number of divisions, partially offset by a roll-off in higher yielding securities.

Non-interest income
Non-interest income increased to £8,776 million from £6,539 million in 2012. This included a loss on own credit adjustments of £120 million (2012 - £4,649 million), net gain on redemption of own debt of £175 million (2012 - £454 million) and movements in the fair value of the Asset Protection Scheme resulting in a £44 million charge in 2012. On a managed basis non-interest income decreased by 21% to £8,450 million in 2013 principally driven by lower income from trading activities in Markets as the division managed down the scale of the balance sheet and reduced risk. This was partially offset by a £506 million improvement in Non-Core trading losses. Operating lease and rental income fell by £392 million, largely reflecting the disposal of RBS Aviation Capital in 2012.

Within other operating income, Non-Core recorded a loss of £331 million excluding rental income, primarily related to fair value adjustments associated with investment properties.

The continuing, albeit modest, strengthening of RBS’s credit profile resulted in a £120 million accounting charge in relation to own credit adjustments versus £4,649 million in 2012.

Liability management exercises undertaken by the Group during 2013 resulted in a net gain of £175 million (2012 - £454 million).

The Asset Protection Scheme, which the Group exited from in 2012, was accounted for as a credit derivative and movements in the fair value of the contract were taken as non-operating items. The APS fair value charge was £44 million in 2012.

The gain on strategic disposals of £161 million primarily relates to the disposal of the Group’s remaining interest in WorldPay. In 2012 the gain of £113 million primarily related to the disposal of RBS Aviation Capital.

Operating expenses
Operating expenses increased to £19,568 million from £17,939 million in 2012. This included PPI costs of £900 million (2012 - £1,110 million), IRHP redress and related costs of £550 million (2012 - £700 million), regulatory and legal actions of £2,394 million (2012 - £381 million), integration and restructuring costs of £656 million (2012 - £1,415 million), write-down of goodwill of £1,059 million (2012 - £18 million) and write-down of other intangible assets of £344 million (2012 - £106 million). On a managed basis, total operating expenses fell by 4% to £13,313 million, with staff costs down 7% as headcount fell by 4,300 to 114,900, principally in UK Retail, Markets and Non-Core. Markets operating expenses decreased by 11% to £2,610 million and Non-Core by 36% to £605 million, driven by exiting staff and lower central support requirements on run-down.

To reflect current experience of Payment Protection Insurance complaints received, the Group increased its PPI provision by £900 million in 2013 compared with £1,110 million in 2012, bringing the cumulative charge taken to £3.1 billion, of which £2.2 billion had been utilised at 31 December 2013.

Following an industry-wide review in 2012 conducted in conjunction with the Financial Services Authority, a charge of £700 million was booked for redress in relation to certain interest-rate hedging products sold to small and medium-sized businesses classified as retail clients under FSA rules. In 2013, a further charge of £550 million was booked reflecting both higher volumes and anticipated redress payments, recalibration of our methodology based on experience during 2013, and additional administration charges.

Charges relating to regulatory and legal actions totalled £2,394 million compared with £381 million in 2012. These charges primarily relate to various claims and conduct related matters affecting Group companies, primarily those related to mortgage-backed securities and securities related litigation, following recent litigation settlements and regulatory decisions.

Integration and restructuring costs were £656 million compared with £1,415 million in 2012 with most of the costs relating to the Retail transformation a reduction in the size of Markets and programme costs for the EC mandated disposal of certain UK branch-based businesses.

Write-down of goodwill was £1,059 million compared with £18 million in 2012 as the International Banking division was written off in 2013. Write-down of other intangible assets, including software, of £344 million related to Markets.

The UK bank levy is based on the total chargeable equity and liabilities as reported in the balance sheet at the end of a chargeable period. The cost of the levy to the Group for 2013 was £200 million compared with £175 million in 2012.

Business review

Impairment losses
Impairment losses increased by 60% to £8,432 million from £5,279 million in 2012 primarily due to increased charges resulting from the establishment of RCR. Excluding the impact of RCR (£4,490 million), impairment losses fell by 25% to £3,942 million with significant improvements in Non-Core, Ulster Bank and UK Retail partially offset by increases in International Banking, US Retail & Commercial and Markets. Loan impairments represented 2.0% of gross loans and advances to customers excluding reverse repos compared with 1.2% in 2012.

Risk elements in lending at 31 December 2013 represented 9.5% of loans and advances excluding reverse repos, compared with 9.1% a year earlier. Provision coverage was 64% compared with 52% at 31 December 2012.

Tax
The tax charge was £382 million in 2013 compared with £441 million in 2012. The tax charge for the year reflects losses in low tax regimes (principally Ireland), losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland), a reduction in the carrying value of the deferred tax asset in respect of UK losses and the effect of the reduction of 3% in the rate of UK corporation tax enacted in July 2013.

Loss per share
Basic loss per ordinary and equivalent B share from continuing operations was 81.3p per share compared with 54.5p per share in 2012.

2012 compared with 2011
Operating loss
Operating loss before tax for the year was £5,277 million compared with £1,396 million in 2011.

Total income
Total income decreased 27% to £17,941 million in 2012, principally reflecting own credit adjustments partially offset by movements in the fair value of the Asset Protection Scheme (APS) and higher net gains on the redemption of own debt.

Net interest income
Net interest income decreased by 7% to £11,402 million largely reflecting lower interest-earning asset balances. Group net interest margin (NIM) increased slightly, despite very low interest rates and strong deposit competition.

Non-interest income
Non-interest income decreased to £6,539 million from £12,348 million in 2011. This included movements in the fair value of the Asset Protection Scheme resulting in a £44 million charge (2011 - £906 million), net gain on redemption of own debt of £454 million (2011 - £255 million) and a loss on own credit adjustments of £4,649 million (2011 - £1,914 million gain). On a managed basis, non-interest income decreased by £443 million in 2012 principally driven by lower net fees and commissions and a fall in insurance net premium income. Net fees and commissions fell largely due to weaker consumer spending volumes in the UK together with legislation changes in the US.

The Asset Protection Scheme, which the Group exited from during the year, was accounted for as a credit derivative and movements in the fair value of the contract were taken as non-operating items. The APS fair value charge was £44 million in 2012 bringing the cumulative charge for the APS to £2.5 billion.

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

Operating expenses
Operating expenses increased to £17,939 million from £17,340 million in 2011. This included PPI costs of £1,110 million (2011 - £850 million), IRHP redress and related costs of £700 million, regulatory fines of £381 million, integration and restructuring costs of £1,415 million compared with £1,016 million in 2011, and write-down of goodwill and other intangible assets of £124 million, principally as a result of exits from selective countries and lower revenue projections by Markets. On a managed basis, total operating expenses fell by 7% to £13,854 million, with staff costs down 6% as headcount fell by 8,300 to 119,200. The decline in expenses was largely driven by Non-Core run-down and lower variable compensation (particularly in Markets), including variable compensation award reductions and clawbacks following the settlements reached with UK and US authorities in relation to attempts to manipulate LIBOR. The run-off of discontinued businesses in Markets and International Banking, following the restructuring announced in January 2012, and simplification of processes and headcount reduction in UK Retail also yielded cost benefits.

To reflect current experience of Payment Protection Insurance complaints received, the Group increased its PPI provision by £1,110 million in 2012 compared with £850 million in 2011, bringing the cumulative charge taken to £2.2 billion, of which £1.3 billion (59%) in redress had been paid by 31 December 2012.

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

Integration and restructuring costs of £1,415 million increased by £394 million versus £1,021 million in 2011, primarily driven by costs incurred in relation to the strategic restructuring of Markets and International Banking (M&IB) that took place during 2012.

Business review

Results summary continued

The UK bank levy is based on the total chargeable equity and liabilities as reported in the balance sheet at the end of a chargeable period. The cost of the levy to the Group for 2012 was £175 million compared with £300 million in 2011.

Impairment losses
Impairment losses were £5,279 million, compared with £8,707 million in 2011, with Core impairments falling by £464 million and Non-Core by £1,694 million, mostly in the Ulster Bank and commercial real estate portfolios. There was also the non-repeat of the sovereign debt impairment in 2011. On a managed basis, impairment losses fell to £5,279 million from £7,437 million in 2011

In 2011, the Group recorded an impairment loss of £1,099 million in respect of its AFS portfolio of Greek government debt. In 2012, the vast majority of this portfolio was exchanged for Greek sovereign debt and European Financial Stability Facility notes; the Greek sovereign debt received in the exchange was sold.

Risk elements in lending represented 9.1% of gross loans and advances to customers excluding reverse repos at 31 December 2012 (2011 - 8.6%).

Provision coverage of risk elements in lending was 52% (2011 - 49%).

Tax
The tax charge was £441 million in 2012, compared with £1,075 million in 2011. The high tax charge in the year reflects profits in high tax regimes (principally US) and losses in low tax regimes (principally Ireland), losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland), the reduction in the carrying value of deferred tax assets in Ireland in view of continuing losses, the reduction in the carrying value of deferred tax assets in Australia following the strategic changes to the Markets and International Banking businesses announced in January 2012 and the effect of the two reductions of 1% in the rate of UK corporation tax enacted in March 2012 and July 2012 on the net deferred tax balance.

Loss per share
Basic loss per ordinary and equivalent B share from continuing operations was 54.5p per share compared with 22.7p per share in 2011.

Business review

Analysis of results
Net interest income
	2013	2012	2011
	£m	£m	£m
Interest receivable (1)	16,740	18,530	21,036
Interest payable	(5,759)	(7,128)	(8,733)
Net interest income	10,981	11,402	12,303

Yields, spreads and margins of the banking business	%	%	%
Gross yield on interest-earning assets of the banking business (2)	3.08	3.12	3.23
Cost of interest-bearing liabilities of the banking business	(1.42)	(1.54)	(1.68)
Interest spread of the banking business (3)	1.66	1.58	1.55
Benefit from interest-free funds	0.36	0.34	0.34
Net interest margin of the banking business (4)	2.02	1.92	1.89

Gross yield (2)
- Group	3.08	3.12	3.23
- UK	3.54	3.49	3.57
- Overseas	2.33	2.56	2.77
Interest spread (3)
- Group	1.66	1.58	1.55
- UK	1.99	1.83	1.82
- Overseas	1.25	1.56	1.22
Net interest margin (4)
- Group	2.02	1.92	1.89
- UK	2.21	2.03	2.04
- Overseas	1.72	1.75	1.69

The Royal Bank of Scotland plc base rate (average)	0.50	0.50	0.50
London inter-bank three month offered rates (average)
- Sterling	0.52	0.82	0.87
- Eurodollar	0.24	0.43	0.33
- Euro	0.27	0.53	1.36

*Restated - see page 105.

Notes:
(1)	Interest receivable includes £798 million (2012 - £565 million; 2011 - £627 million) in respect of loan fees forming part of the effective interest rate of loans and receivables.
(2)	Gross yield is the interest earned on average interest-earning assets of the banking book.
(3)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.
(4)	Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.
(5)	The analysis into UK and overseas has been compiled on the basis of location of office.
(6)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(7)
Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

Business review

Average balance sheet and related interest continued
		2013			2012
		Average			Average
		balance	Interest	Rate	balance	Interest	Rate
		£m	£m	%	£m	£m	%
Assets
Loans and advances to banks	- UK	42,466	261	0.61	33,656	248	0.74
	- Overseas	32,240	169	0.52	40,342	245	0.61
Loans and advances to customers	- UK	256,692	11,060	4.31	277,631	11,326	4.08
	- Overseas	143,104	4,065	2.84	151,692	4,862	3.21
Debt securities	- UK	38,082	624	1.64	49,872	1,015	2.04
	- Overseas	30,792	561	1.82	40,077	834	2.08
Interest-earning assets	- UK	337,240	11,945	3.54	361,159	12,589	3.49
	- Overseas	206,136	4,795	2.33	232,111	5,941	2.56
Total interest-earning assets	- banking business (1)	543,376	16,740	3.08	593,270	18,530	3.12
	- trading business (6)	216,211			240,131
Interest-earning assets		759,587			833,401
Non-interest-earning assets		467,779			596,971
Total assets		1,227,366			1,430,372

Percentage of assets applicable to overseas operations		33.0%			37.8%

Liabilities
Deposits by banks	- UK	7,997	144	1.80	18,347	216	1.18
	- Overseas	15,654	262	1.67	20,129	384	1.91
Customer accounts: demand deposits	- UK	123,707	501	0.40	121,541	643	0.53
	- Overseas	35,733	169	0.47	35,087	210	0.60
Customer accounts: savings deposits	- UK	93,245	1,266	1.36	84,972	1,479	1.74
	- Overseas	28,864	101	0.35	26,989	133	0.49
Customer accounts: other time deposits	- UK	28,566	433	1.52	35,848	522	1.46
	- Overseas	20,092	361	1.80	23,776	504	2.12
Debt securities in issue	- UK	44,085	1,162	2.64	60,709	1,681	2.77
	- Overseas	5,239	145	2.77	22,294	342	1.53
Subordinated liabilities	- UK	17,387	649	3.73	15,629	435	2.78
	- Overseas	5,873	237	4.04	5,461	380	6.96
Internal funding of trading business	- UK	(24,041)	348	(1.45)	(21,140)	264	(1.25)
	- Overseas	4,477	(19)	(0.42)	11,992	(65)	(0.54)
Interest-bearing liabilities	- UK	290,946	4,503	1.55	315,906	5,240	1.66
	- Overseas	115,932	1,256	1.08	145,728	1,888	1.30
Total interest-bearing liabilities	- banking business	406,878	5,759	1.42	461,634	7,128	1.54
	- trading business (6)	223,264			248,647
Interest-bearing liabilities		630,142			710,281
Non-interest-bearing liabilities:
Demand deposits	- UK	55,303			46,420
	- Overseas	21,304			27,900
Other liabilities		452,068			571,963
Owners' equity		68,549			73,808
Total liabilities and owners' equity		1,227,366			1,430,372

Percentage of liabilities applicable to overseas operations		28.7%			33.9%

For the notes to this table refer to page 116.

Business review

Average balance sheet and related interest continued
		2011
		Average
		balance	Interest	Rate
		£m	£m	%
Assets
Loans and advances to banks	- UK	29,852	277	0.93
	- Overseas	41,716	403	0.97
Loans and advances to customers	- UK	293,777	11,970	4.07
	- Overseas	171,938	5,857	3.41
Debt securities	- UK	55,074	1,258	2.28
	- Overseas	58,027	1,271	2.19
Interest-earning assets	- UK	378,703	13,505	3.57
	- Overseas	271,681	7,531	2.77
Total interest-earning assets	- banking business (1)	650,384	21,036	3.23
	- trading business (6)	278,975
Interest-earning assets		929,359
Non-interest-earning assets		605,796
Total assets		1,535,155

Percentage of assets applicable to overseas operations		40.2%

Liabilities
Deposits by banks	- UK	17,224	242	1.41
	- Overseas	47,371	740	1.56
Customer accounts: demand deposits	- UK	112,777	666	0.59
	- Overseas	43,177	483	1.12
Customer accounts: savings deposits	- UK	76,719	1,177	1.53
	- Overseas	25,257	130	0.51
Customer accounts: other time deposits	- UK	39,672	481	1.21
	- Overseas	33,971	594	1.75
Debt securities in issue	- UK	108,406	2,606	2.40
	- Overseas	42,769	765	1.79
Subordinated liabilities	- UK	16,874	470	2.79
	- Overseas	5,677	270	4.76
Internal funding of trading business	- UK	(40,242)	149	(0.37)
	- Overseas	(8,783)	(40)	0.46
Interest-bearing liabilities	- UK	331,430	5,791	1.75
	- Overseas	189,439	2,942	1.55
Total interest-bearing liabilities	- banking business	520,869	8,733	1.68
	- trading business (6)	307,564
Interest-bearing liabilities		828,433
Non-interest-bearing liabilities:
Demand deposits	- UK	46,495
	- Overseas	19,909
Other liabilities		565,279
Owners' equity		75,039
Total liabilities and owners' equity		1,535,155

Percentage of liabilities applicable to overseas operations		37.1%

For the notes to this table refer to page 116.

Business review

Analysis of change in net interest income - volume and rate analysis
Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.
	2013 over 2012
	Increase/(decrease) due to changes in:
	Average	Average	Net
	volume	rate	change
	£m	£m	£m
Interest-earning assets
Loans and advances to banks
UK	60	(47)	13
Overseas	(44)	(32)	(76)
Loans and advances to customers
UK	(883)	617	(266)
Overseas	(263)	(534)	(797)
Debt securities
UK	(214)	(177)	(391)
Overseas	(177)	(96)	(273)
Total interest receivable of the banking business
UK	(1,037)	393	(644)
Overseas	(484)	(662)	(1,146)
	(1,521)	(269)	(1,790)

Interest-bearing liabilities
Deposits by banks
UK	155	(83)	72
Overseas	78	44	122
Customer accounts: demand deposits
UK	(12)	154	142
Overseas	(4)	45	41
Customer accounts: savings deposits
UK	(133)	346	213
Overseas	(9)	41	32
Customer accounts: other time deposits
UK	110	(21)	89
Overseas	72	71	143
Debt securities in issue
UK	443	76	519
Overseas	364	(167)	197
Subordinated liabilities
UK	(53)	(161)	(214)
Overseas	(27)	170	143
Internal funding of trading business
UK	(39)	(45)	(84)
Overseas	(34)	(12)	(46)
Total interest payable of the banking business
UK	471	266	737
Overseas	440	192	632
	911	458	1,369

Movement in net interest income
UK	(566)	659	93
Overseas	(44)	(470)	(514)
	(610)	189	(421)

Business review

Analysis of change in net interest income - volume and rate analysis continued
	2012 over 2011
	Increase/(decrease) due to changes in:
	Average	Average	Net
	volume	rate	change
	£m	£m	£m
Interest-earning assets
Loans and advances to banks
UK	32	(61)	(29)
Overseas	(13)	(145)	(158)
Loans and advances to customers
UK	(673)	29	(644)
Overseas	(664)	(331)	(995)
Debt securities
UK	(115)	(128)	(243)
Overseas	(376)	(61)	(437)
Total interest receivable of the banking business
UK	(756)	(160)	(916)
Overseas	(1,053)	(537)	(1,590)
	(1,809)	(697)	(2,506)

Interest-bearing liabilities
Deposits by banks
UK	(15)	41	26
Overseas	495	(139)	356
Customer accounts: demand deposits
UK	(49)	72	23
Overseas	78	195	273
Customer accounts: savings deposits
UK	(133)	(169)	(302)
Overseas	(8)	5	(3)
Customer accounts: other time deposits
UK	50	(91)	(41)
Overseas	200	(110)	90
Debt securities in issue
UK	1,279	(354)	925
Overseas	325	98	423
Subordinated liabilities
UK	33	2	35
Overseas	11	(121)	(110)
Internal funding of trading business
UK	99	(214)	(115)
Overseas	13	12	25
Total interest payable of the banking business
UK	1,264	(713)	551
Overseas	1,114	(60)	1,054
	2,378	(773)	1,605

Movement in net interest income
UK	508	(873)	(365)
Overseas	61	(597)	(536)
	569	(1,470)	(901)

Business review

Non-interest income
The following tables reconcile the managed basis results (a non-GAAP measure) to the statutory basis results.

	2013	2012	2011
	£m	£m	£m
Fees and commissions receivable – statutory basis	5,460	5,709	6,379
Fees and commissions payable
- managed basis	(942)	(833)	(962)
- RFS Holdings minority interest	—	(1)	—
Statutory basis	(942)	(834)	(962)

Income from trading activities
- managed basis	2,651	3,533	3,313
- own credit adjustments	35	(1,813)	293
- Asset Protection Scheme	—	(44)	(906)
- RFS Holdings minority interest	(1)	(1)	1
Statutory basis	2,685	1,675	2,701

Gain on redemption of own debt – statutory basis	175	454	255

Other operating income
- managed basis	1,281	2,259	2,381
- own credit adjustments	(155)	(2,836)	1,621
- integration and restructuring costs	—	—	(3)
- strategic disposals	161	113	(25)
- RFS Holdings minority interest	111	(1)	1
Statutory basis	1,398	(465)	3,975
Total non-interest income – managed basis	8,450	10,668	11,111

Total non-interest income – statutory basis	8,776	6,539	12,348
*Restated - see page 105.

2013 compared with 2012
Non-interest income increased by £2,237 million to £8,776 million primarily due to the lower accounting charge for improved own credit of £120 million compared with £4,649 million in 2012.

Net fees and commissions fell by 7% principally reflecting declines in Markets, UK Corporate, International Banking and Non-Core.

The continuing strengthening of RBS’s credit profile, albeit modest, resulted in a £120 million accounting charge in relation to own credit adjustment compared with £4,649 million in 2012.

Income from trading activities increased by £1,010 million to £2,685 million principally due the lower charge in relation to own credit adjustment and increase in Non-Core partially offset by a decline in Markets, where income from trading activities declined by £1,048 million as the division managed down the scale of the balance sheet and reduced risk.

The increase in other operating income predominantly reflected lower accounting charges for own credit adjustments partially offset by losses on disposal and value adjustments in Non-Core. In addition, the disposal of RBS Aviation Capital in June 2012 resulted in a £392 million reduction in operating lease income.

2012 compared with 2011
Non-interest income was down 47% at £6,539 million primarily due to the accounting charge for improved own credit of £4,649 million compared with a credit of £1,914 million in 2011, offset by a lower fair value charge of £44 million compared with £906 million in 2011 on the Asset Protection Scheme.

Net fees and commissions fell by 10% largely due to a decline in UK Retail fees, as a result of weaker consumer spending volumes, and in Markets, primarily due to the run-off in the cash equity business.

Markets trading income was sustained, despite the significant reduction in trading assets following its restructuring early in 2012.

The decrease in other operating income predominantly reflected own credit adjustments and the disposal of RBS Aviation Capital in June 2012, which resulted in lower rental income in Non-Core, partially offset by a lower fair value charge on the Asset Protection Scheme.

The continuing strengthening of RBS’s credit profile resulted in a £4,649 million accounting charge in relation to own credit adjustment versus a gain of £1,914 million in 2011. This reflected a tightening of more than 340 basis points in the Group’s cash market credit spreads over the year.

APS is accounted for as a derivative and the movements in fair value are recorded each quarter. The fair value charge was £44 million in 2012 versus £906 million in 2011.

Business review

Operating expenses
The following tables reconcile the managed basis results (a non-GAAP measure) to the statutory basis results.

	2013	2012*	2011*
	£m	£m	£m
Staff costs
- managed basis	6,882	7,377	8,072
- integration and restructuring costs	280	812	464
- bonus tax	—	—	27
- RFS Holdings minority interest	1	(1)	(1)
Statutory basis	7,163	8,188	8,562

Premises and equipment
- managed basis	2,233	2,096	2,246
- integration and restructuring costs	115	136	177
Statutory basis	2,348	2,232	2,423

Other administrative expenses
- managed basis	2,947	2,899	2,922
- Payment Protection Insurance costs	900	1,110	850
- Interest Rate Hedging Products redress and related costs	550	700	—
- regulatory and legal actions	2,394	381	—
- integration and restructuring costs	255	325	364
- bank levy	200	175	300
- RFS Holdings minority interest	(2)	3	—
Statutory basis	7,244	5,593	4,436

Administrative expenses	16,755	16,013	15,421

Depreciation and amortisation
- managed basis	1,251	1,482	1,606
- amortisation of purchased intangible assets	153	178	222
- integration and restructuring costs	6	142	11
Statutory basis	1,410	1,802	1,839

Write-down of goodwill	1,059	18	80
Write-down of other intangible assets	344	106	—
Operating expenses	19,568	17,939	17,340

Staff costs as a percentage of total income	36%	46%	35%

*Restated - see page 105.

2013 compared with 2012
Operating expenses increased by £1,629 million, or 9% primarily due to higher charges resulting from regulatory and legal actions, and write-down of goodwill and other intangible assets, primarily in International Banking. These were partially offset by lower charges on Payment Protection Insurance claims, Interest Rate Hedging Products redress and integration and restructuring costs.

Staff expenses were down by 13%. Excluding integration and restructuring costs of £280 million (2012 - £812 million), staff costs were down 7%, as staff numbers (FTEs) fell by 4,100 to 118,400, principally in UK Retail, Markets and Non-Core.

Charges of £2,394 million of regulatory and litigation provisions were recorded during the year primarily relating to mortgage-backed and other securities litigation in the US.

Write-down of goodwill and other intangible assets was £1,403 million and includes £1,059 million relating to the International Banking division following an impairment review.

Charges for PPI redress and related costs totalled £900 million, down £210 million from 2012. Of the cumulative provision of £3.1 billion, £2.2 billion had been utilised at 31 December 2013. The remaining provision of £900 million covers approximately twelve months of redress and administrative expenses.

Charges of £550 million were booked for Interest Rate Hedging Product redress and administration costs, down £150 million from 2012. The cumulative provision was £1.25 billion at 31 December 2013.

Business review

Operating expenses continued

2012 compared with 2011
Operating expenses increased by £599 million, or 3% primarily due to charges resulting from legacy conduct issues partially offset by Non-Core run-down and run-off of exited businesses in Markets and International Banking, following the restructuring announced in January 2012. Simplification of processes and headcount reduction in UK Retail also yielded cost benefits.

Staff expenses were cut by 4%. Excluding integration and restructuring costs of £812 million (2011 - £464 million), staff costs were down 9%, as headcount fell by 10,200 to 118,700.

To reflect current experience of Payment Protection Insurance complaints received, RBS increased its PPI provision by £1,110 million in 2012, bringing the cumulative charge taken to £2.2 billion, of which £1.3 billion in redress had been paid by 31 December 2012.

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

Integration costs
	2013	2012	2011
	£m	£m	£m
Staff costs	—	—	38
Premises and equipment	1	(2)	6
Other administrative expenses	1	2	51
Depreciation and amortisation	—	—	11
	2	—	106

Note:
(1)	Integration costs in 2011 excluded a £2 million charge included within net interest income and a loss of £3 million within other operating income in respect of integration activities.

Integration costs of £106 million in 2011 primarily relate to RBS N.V. (formerly ABN AMRO) integration activity during the year, which is now largely complete.

Accruals in relation to integration costs are set out below.
		Charge	Utilised	At
	At 1 January	to income	during	31 December
	2013	statement	the year	2013
	£m	£m	£m	£m
Premises and equipment	9	1	(10)	—
Other administrative expenses	5	1	—	6
	14	2	(10)	6

Business review

Restructuring costs
	2013	2012*	2011*
	£m	£m	£m
Staff costs	194	700	342
Premises and equipment	112	141	155
Other administrative expenses	177	261	268
Depreciation and amortisation	6	142	—
	489	1,244	765
*Restated - see page 105.

2013 compared with 2012
Restructuring costs were £489 million compared with £1,244 million in 2012. These costs primarily relate to the Retail transformation and the reduction in the size of Markets.

2012 compared with 2011
Restructuring costs were £1,244 million compared with £765 million in 2011. The increase was primarily driven by costs incurred in relation to the strategic restructuring of Markets and International Banking announced in January 2012.

Accruals in relation to restructuring costs are set out below.
	At	Currency	Charge	Utilised	At
	1 January	translation	to income	during	31 December
	2013	adjustments	statement	the year	2013
	£m	£m	£m	£m	£m
Staff costs - redundancy	434	4	137	(396)	179
Staff costs - other	111	1	57	(125)	44
Premises and equipment	289	—	112	(97)	304
Other administrative expenses	264	1	177	(228)	214
Depreciation and amortisation	—	—	6	(6)	—
	1,098	6	489	(852)	741

Divestment costs
	2013	2012*	2011*
	£m	£m	£m
Staff costs	86	111	84
Premises and equipment	2	(2)	11
Other administrative expenses	77	62	50
	165	171	145
*Restated - see page 105.

Divestment costs of £165 million in 2013 (2012 - £171 million; 2011 - £145 million) relate to preparation for the European Commission mandated divestments.

Accruals in relation to divestment costs are set out below.
	At	Charge	Utilised	At
	1 January	to income	during	31 December
	2013	statement	the year	2013
	£m	£m	£m	£m
Staff costs - redundancy	87	34	(104)	17
Staff costs - other	46	52	(96)	2
Premises and equipment	—	2	(2)	—
Other administrative expenses	73	77	(137)	13
	206	165	(339)	32

Business review

Impairment losses
The following tables reconcile the managed basis results (a non-GAAP measure) to the statutory basis results.

	2013	2012	2011
	£m	£m	£m
New impairment losses	8,688	5,620	9,234
Less: recoveries of amounts previously written-off	(256)	(341)	(527)
Charge to income statement	8,432	5,279	8,707

Comprising:
Loan impairment losses	8,412	5,315	7,241
Securities
- managed basis	20	(36)	198
- sovereign debt impairment and related interest rate hedge
adjustments	—	—	1,268
Statutory basis	20	(36)	1,466
Charge to income statement	8,432	5,279	8,707

Of which RCR related (1)	4,490	—	—

Note:
(1)	Pertaining to the creation of RCR and related strategy.

RBS Capital Resolution ('RCR') was set up from 1 January 2014 and will manage a pool of £29 billion of assets with particularly high capital intensity or potentially volatile outcomes in stressed environments, aiming to accelerate the run-down of these exposures over a three year period to free up capital for the bank. This revised strategy to run down high risk loans faster resulted in an increased impairment charge relating to impaired or non-performing assets transferred to RCR, reflecting adverse changes in our estimates of future cash flows. Further details about RCR are set out on pages 158 to 161.

2013 compared with 2012
Group loan impairment losses rose by 58% to £8,412 million reflecting the increased provisions recognised in connection with the creation of RCR. Adjusting for this, impairment losses fell by £1,393 million (26%) to £3,922 million, driven by significant improvements in Non-Core, Ulster Bank and UK Retail, partially offset by increases in International Banking, US Retail & Commercial and Markets.

Additional loan impairments arising from the RCR accelerated asset recovery strategy totalled £4,490 million, of which £3,118 million related to Non-Core, £892 million to Ulster Bank, £410 million to UK Corporate, £52 million to International Banking and £18 million to Markets.

Excluding the impact of the creation of RCR, Core Ulster Bank loan impairments fell by £482 million (35%) to £882 million, mainly as a result of continued improvement in retail mortgage debt-flow and in recovery trends.  UK Retail loan impairments fell by £210 million (40%), primarily from lower default levels.

Excluding the impact of the creation of RCR, Non-Core loan impairments fell by £792 million to £1,528 million, reflecting the continued reduction in the overall portfolio.

2012 compared with 2011
Total impairment losses declined by £3,428 million to £5,279 million which included the non-repeat of a sovereign debt impairment and related interest rate hedge adjustment of £1,268 million in 2011. Within the total impairment losses, loan impairment losses declined by £1,926 million to £5,315 million, primarily driven by a £1,518 million fall in Non-Core impairments, mostly in the Ulster Bank and commercial real estate portfolios.

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

Loan impairment provisions rose to £21.3 billion, increasing coverage of risk elements in lending to 52%, compared with 49% in 2011.

Business review

Tax
	2013	2012*	2011*
	£m	£m	£m
Tax charge	(382)	(441)	(1,075)

	%	%	%
UK corporation tax rate	23.25	24.50	26.50

*Restated – see page 105.

The actual tax charge differs from the expected tax credit computed by applying the standard rate of UK corporation tax as follows:

	2013	2012*	2011*
	£m	£m	£m
Expected tax credit	1,916	1,293	370
Sovereign debt impairment where no deferred tax asset recognised	—	—	(275)
Other losses in year where no deferred tax asset recognised	(879)	(511)	(530)
Foreign profits taxed at other rates	(196)	(383)	(417)
UK tax rate change impact	(313)	(149)	(112)
Unrecognised timing differences	(8)	59	(20)
Non-deductible goodwill impairment	(247)	—	—
Items not allowed for tax
- losses on disposals and write-downs	(20)	(49)	(72)
- UK bank levy	(47)	(43)	(80)
- regulatory and legal actions	(144)	(93)	—
- employee share schemes	(11)	(9)	(113)
- other disallowable items	(202)	(246)	(285)
Non-taxable items
- gain on sale of RBS Aviation Capital	—	26	—
- gain on sale of WorldPay (Global Merchant Services)	37	—	12
- other non-taxable items	171	104	242
Taxable foreign exchange movements	(25)	(1)	4
Losses brought forward and utilised	36	2	2
Reduction in carrying value of deferred tax asset in respect of losses in
- UK	(701)	—	—
- Australia	—	(191)	—
- Ireland	—	(203)	—
Adjustments in respect of prior years	251	(47)	199
Actual tax charge	(382)	(441)	(1,075)

*Restated - see page 105.

2013 compared with 2012
The tax charge in the year ended 31 December 2013 reflects losses in low tax regimes (principally Ireland), losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland), a reduction in the carrying value of the deferred tax asset in respect of UK losses and the effect of the reduction of 3% in the rate of UK corporation tax enacted in July 2013.

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

Business review

Divisional performance

Operating profit/(loss) by division	2013	2012*	2011*
	£m	£m	£m
UK Retail	1,943	1,891	2,021
UK Corporate	1,060	1,796	1,924
Wealth	221	243	242
International Banking	279	594	755
Ulster Bank	(1,457)	(1,040)	(984)
US Retail & Commercial	647	754	537
Retail & Commercial	2,693	4,238	4,495
Markets	620	1,509	899
Central items	(89)	84	(34)
Core	3,224	5,831	5,360
Non-Core	(5,527)	(2,879)	(4,219)
Operating (loss)/profit - managed basis	(2,303)	2,952	1,141
Reconciling items
Own credit adjustments	(120)	(4,649)	1,914
Payment Protection Insurance costs	(900)	(1,110)	(850)
Interest Rate Hedging Products redress and related costs	(550)	(700)	—
Regulatory and legal actions	(2,394)	(381)	—
Sovereign debt impairment and related interest rate hedge adjustments	—	—	(1,268)
Integration and restructuring costs	(656)	(1,415)	(1,021)
Gain on redemption of own debt	175	454	255
Write-down of goodwill	(1,059)	(18)	—
Asset Protection Scheme	—	(44)	(906)
Amortisation of purchased intangible assets	(153)	(178)	(222)
Strategic disposals	161	113	(105)
Bonus tax	—	—	(27)
Bank levy	(200)	(175)	(300)
Write-down of other intangible assets	(344)	(106)	—
RFS Holdings minority interest	100	(20)	(7)
Operating loss before tax - statutory basis	(8,243)	(5,277)	(1,396)

*Restated - see page 105.

Business review

Divisional performance continued

Impairment losses/(recoveries) by division	2013	2012	2011
	£m	£m	£m
UK Retail	324	529	788
UK Corporate	1,188	838	793
Wealth	29	46	25
International Banking	229	111	168
Ulster Bank	1,774	1,364	1,384
US Retail & Commercial	156	91	326
Retail & Commercial	3,700	2,979	3,484
Markets	92	37	38
Central items	64	40	(2)
Core	3,856	3,056	3,520
Non-Core	4,576	2,223	3,917
Managed basis	8,432	5,279	7,437
Reconciling items
Sovereign debt impairment and related interest rate hedge adjustments	—	—	1,268
RFS Holdings minority interest	—	—	2
Statutory basis	8,432	5,279	8,707

Of which RCR related (1)	4,490	—	—

Net interest margin by division	2013	2012	2011
	%	%	%
UK Retail	3.57	3.58	3.95
UK Corporate	3.07	3.06	3.06
Wealth	3.56	3.73	3.23
International Banking	1.59	1.64	1.73
Ulster Bank	1.91	1.88	1.87
US Retail & Commercial	2.95	2.97	3.03
Retail & Commercial	2.94	2.92	2.96
Non-Core	(0.19)	0.31	0.60

Group net interest margin	2.02	1.92	1.89

Risk-weighted assets by division	2013	2012	2011
	£bn	£bn	£bn
UK Retail	43.9	45.7	48.4
UK Corporate	86.1	86.3	79.3
Wealth	12.0	12.3	12.9
International Banking	49.0	51.9	43.2
Ulster Bank	30.7	36.1	36.3
US Retail & Commercial	56.1	56.5	59.3
Retail & Commercial	277.8	288.8	279.4
Markets	64.5	101.3	120.3
Other	10.1	5.8	12.0
Core	352.4	395.9	411.7
Non-Core	29.2	60.4	93.3
Group before benefit of Asset Protection Scheme	381.6	456.3	505.0
Benefit of Asset Protection Scheme	—	—	(69.1)
Group before RFS Holdings minority interest	381.6	456.3	435.9
RFS Holdings minority interest	3.9	3.3	3.1
Group	385.5	459.6	439.0

Note:
(1)	Pertaining to the creation of RCR and related strategy.

Business review

Divisional performance continued
Employee numbers at 31 December
(full time equivalents rounded to the nearest hundred)
	2013	2012	2011
UK Retail	23,700	26,000	27,700
UK Corporate	13,700	13,300	13,600
Wealth	4,800	5,100	5,500
International Banking	4,700	4,600	5,600
Ulster Bank	4,700	4,500	4,200
US Retail & Commercial	18,500	18,700	19,500
Retail & Commercial	70,100	72,200	76,100
Markets	10,300	11,300	14,000
Central items	7,400	6,800	6,200
Core	87,800	90,300	96,300
Non-Core	1,400	3,100	4,700
	89,200	93,400	101,000
Business Services	29,200	29,100	29,800
Integration and restructuring	200	500	1,100
Group	118,600	123,000	131,900

Business review

UK Retail
	2013	2012	2011
	£m	£m	£m
Net interest income	3,979	3,990	4,302
Net fees and commissions	919	884	1,066
Other non-interest income	39	95	140
Non-interest income	958	979	1,206
Total income	4,937	4,969	5,508
Direct expenses
- staff	(707)	(811)	(853)
- other	(562)	(372)	(437)
Indirect expenses	(1,401)	(1,366)	(1,409)
	(2,670)	(2,549)	(2,699)
Profit before impairment losses	2,267	2,420	2,809
Impairment losses	(324)	(529)	(788)
Operating profit	1,943	1,891	2,021

Analysis of income by product
Personal advances	923	916	1,089
Personal deposits	468	661	961
Mortgages	2,606	2,367	2,277
Cards	838	863	950
Other	102	162	231
Total income	4,937	4,969	5,508

Analysis of impairments by sector
Mortgages	30	92	182
Personal	180	307	437
Cards	114	130	169
Total impairment losses	324	529	788

Loan impairment charge as % of gross customer loans and advances
(excluding reverse repurchase agreements) by sector
Mortgages	—	0.1%	0.2%
Personal	2.2%	3.5%	4.3%
Cards	2.0%	2.3%	3.0%
Total	0.3%	0.5%	0.7%

Performance ratios
Return on equity (1)	26.3%	24.4%	24.5%
Net interest margin	3.57%	3.58%	3.95%
Cost:income ratio	54%	51%	49%

For the notes to this table refer to the following page.

Business review

UK Retail continued
	2013	2012	2011
	£bn	£bn	£bn
Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	99.3	99.1	95.0
- personal	8.1	8.8	10.1
- cards	5.8	5.7	5.7
	113.2	113.6	110.8
Loan impairment provisions	(2.1)	(2.6)	(2.7)
Net loans and advances to customers	111.1	111.0	108.1

Risk elements in lending	3.6	4.6	4.6
Provision coverage (2)	59%	58%	58%

Customer deposits
- current accounts	32.6	28.9	26.8
- savings	82.3	78.7	75.1
Total customer deposits	114.9	107.6	101.9

Assets under management (excluding deposits)	5.8	6.0	5.5
Loan:deposit ratio (excluding repos)	97%	103%	106%

Risk-weighted assets (3)
- credit risk (non-counterparty)	36.1	37.9	41.1
- operational risk	7.8	7.8	7.3
Total risk-weighted assets	43.9	45.7	48.4

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.
(3)	Divisional RWAs are based on a long-term conservative average secured mortgage probability of default methodology rather than the current lower point in time basis required for regulatory reporting.

In March 2013 UK Retail announced its strategy to become a simpler and more customer-focused business. Investment of £700 million over the next 3-5 years has been committed to build the best retail bank in the UK. Good progress has been made with £180 million of investment during 2013 through a number of initiatives directed at enhancing customer service and simplification of products and services. These have included:

•
Improvements to Mobile and Digital Banking which continue to evolve in line with how customers prefer to conduct their business. One example of this is the enhancements in the mobile application allowing customers to pay their mobile phone contacts and obtain cash without using their debit card with the award winning ‘Get Cash’. Investment in digital products and services continued in 2013, with 50% of eligible customers now banking online or on mobile. We currently have 5.6 million online users and 2.9 million customers using our mobile app with over 100 million transactions made in 2013. Branch counter transactions were 31 million or 11% lower across the same period. In addition, UK Retail now has over 2.5 million active mobile users, using the service 28 times a month on average. Mobile net promoter scores continued to increase in 2013.

•
During the year UK Retail invested in the introduction of a new integrated telephony system, increased training and the professional development of our staff. We spent more time on each call to support excellent customer service and to promote relevant offerings, including self service.

•
During Q1 2013 mortgage advisors attended extensive training courses to help ensure customers receive the best possible outcome to meet their needs. The training affected balance growth during H1 2013; however, application volumes have rebounded quickly with the launch of competitively priced products and the ‘NatYes’ and ‘RBYES’ advertising campaigns leading to H2 2013 applications being 30% higher than H1 2013. RBS was the first bank to be ready to deliver the second phase of the UK Government’s Help To Buy scheme, launched in early October 2013. Extended opening hours in branches helped to deliver more than 3,000 approvals assisting young people and families across Britain buy their home. Gross mortgage lending increased 3% year-on-year to £14.3 billion with Q4 2013 25% higher than Q4 2012.

Business review
UK Retail continued
•
Significant focus on streamlining processes has benefited all distribution channels, with the capacity created allowing more time for staff coaching and resulting in advisors spending more time and having better conversations with customers.

•
In addition, our product range has been simplified down from 56 to 46 with several products winning awards. A highlight of this UK Retail strategy is the success of the new instant saver product launched in Q4 2012, which at the end of 2013 had more than £10 billion in balances. Furthermore, nearly 800,000 customers have registered for Cashback Plus online since launch in Q3 2013 and are being rewarded for using their debit cards with selected retailers.

•
A major branch refurbishment programme is under way with over one quarter completed. 350 branches now have a digital banking zone where customers can use in-branch technology to access online banking. Wi-Fi in-branch allows customers to access their account via their own devices.

During 2013 good progress has been made with FCA (Financial Conduct Authority) reportable complaints, which declined 22%. In addition, the provision relating to historic Payment Protection Insurance (PPI) mis-selling was increased by £860 million, bringing the total to £3.0 billion. The PPI expense is not included in the operating profit of UK Retail.

In 2014, UK Retail will aim to maintain a leading position in digital banking, launching new capability and customer proposition through mobile devices.

2013 compared with 2012
Operating profit increased by 3% to £1,943 million driven by a 39% decline in impairment losses. Net interest income was broadly stable, though investment advice income was adversely impacted following changes introduced by the Retail Distribution Review (RDR). Costs increased primarily because of a higher FSCS levy and other regulatory charges totalling £116 million in the year, conduct-related provisions of £63 million and additional technology investment of £45 million.

Mortgage balance growth was affected in H1 2013 by mortgage advisor training; however, balances recovered during H2 2013 assisted by early adoption of the second phase of the UK Government’s Help To Buy scheme. Gross lending increased to £8.9 billion in H2 2013. Customer deposits increased by 7%, above the UK market average of 4% due to strong growth in both current accounts (13%) and instant access savings accounts (15%).

Net interest income was broadly flat.
•	Mortgage new business margins reduced in line with market conditions; however, overall book margins improved.

•	Deposit margins declined reflecting the impact of continued lower rates on current account hedges. Savings margins, however, have increased over 2013 with improved market pricing.

Non-interest income fell by 2% to £958 million due to subdued advice income post RDR.

Direct costs increased by 7% due to higher FSCS levy and other regulatory charges and conduct-related provisions of £63 million. This was partly offset by lower staff costs due to a reduction in headcount of 2,300. Indirect costs increased by 3%, largely due to investment in technology.

Impairments declined by 39% to £324 million due to lower customer defaults across all products reflecting continued improvement in asset quality.

Risk-weighted assets declined by 4% to £43.9 billion largely reflecting balance reductions across the unsecured portfolio and quality improvements.

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

Business review

UK Corporate	2013	2012	2011
	£m	£m	£m
Net interest income	2,874	2,974	3,092
Net fees and commissions	1,310	1,365	1,375
Other non-interest income	283	384	396
Non-interest income	1,593	1,749	1,771
Total income	4,467	4,723	4,863
Direct expenses
- staff	(912)	(940)	(934)
- other	(442)	(364)	(390)
Indirect expenses	(865)	(785)	(822)
	(2,219)	(2,089)	(2,146)
Profit before impairment losses	2,248	2,634	2,717
Impairment losses	(1,188)	(838)	(793)
Operating profit	1,060	1,796	1,924

Analysis of income by business
Corporate and commercial lending	2,557	2,636	2,643
Asset and invoice finance	671	685	660
Corporate deposits	350	568	694
Other	889	834	866
Total income	4,467	4,723	4,863

Analysis of impairments by sector
Financial institutions	10	15	20
Hotels and restaurants	53	52	59
Housebuilding and construction	39	143	103
Manufacturing	50	49	34
Private sector education, health, social work, recreational and community services	138	37	113
Property	439	252	170
Wholesale and retail trade, repairs	74	112	85
Asset and invoice finance	32	40	38
Shipping	341	82	22
Other	12	56	149
Total impairment losses	1,188	838	793

Of which RCR related (1)	410	—	—

Loan impairment charge as % of gross customer loans and advances
(excluding reverse repurchase agreements) by sector
Financial institutions	0.2%	0.3%	0.3%
Hotels and restaurants	1.1%	0.9%	1.0%
Housebuilding and construction	1.3%	4.2%	2.6%
Manufacturing	1.2%	1.0%	0.7%
Private sector education, health, social work, recreational and community services	1.6%	0.4%	1.3%
Property	2.0%	1.0%	0.6%
Wholesale and retail trade, repairs	0.9%	1.3%	1.0%
Asset and invoice finance	0.3%	0.4%	0.4%
Shipping	5.2%	1.1%	0.3%
Other	—	0.2%	0.6%
Total	1.2%	0.8%	0.7%

Note:
(1)	Pertaining to the creation of RCR and related strategy.

Business review

UK Corporate continued
	2013	2012	2011
Performance ratios
Return on equity (1)	7.9%	14.5%	15.2%
Net interest margin	3.07%	3.06%	3.06%
Cost:income ratio	50%	44%	44%

Capital and balance sheet	£bn	£bn	£bn
Loans and advances to customers (gross)
- financial institutions	5.5	5.8	5.8
- hotels and restaurants	4.7	5.6	6.1
- housebuilding and construction	2.9	3.4	3.9
- manufacturing	4.2	4.7	4.7
- private sector education, health, social work, recreational and community services	8.5	8.7	8.7
- property	22.0	24.8	28.2
- wholesale and retail trade, repairs	8.2	8.5	8.7
- asset and invoice finance	11.7	11.2	10.4
- shipping	6.5	7.6	7.8
- other	28.3	26.7	26.4
	102.5	107.0	110.7
Loan impairment provisions	(2.8)	(2.4)	(2.1)
Net loans and advances to customers	99.7	104.6	108.6

Total third party assets	105.0	110.2	114.2
Risk elements in lending	6.2	5.5	5.0
Provision coverage (2)	46%	45%	40%

Customer deposits	124.7	127.1	126.3
Loan:deposit ratio (excluding repos)	80%	82%	86%

Risk-weighted assets
- credit risk (non-counterparty)	77.7	77.7	71.2
- operational risk	8.4	8.6	8.1
Total risk-weighted assets	86.1	86.3	79.3

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.

2013 was a year in which UK Corporate underlined its commitment to support the UK economy and played an active role in the communities it operates in.

As part of this commitment the Bank appointed Sir Andrew Large to undertake a thorough and independent review of the lending standards and practices used by RBS and NatWest. UK Corporate will implement all of the Independent Lending Review’s recommendations and is adopting a revised strategy and capabilities to enhance support to SMEs and the wider UK economic recovery while maintaining sound lending practices.

As part of the division’s concerted effort to support its SME customers, UK Corporate has been proactively reviewing the business needs of SME customers to understand if they could benefit from the offer of additional facilities. In 2013, over 12,000 customers were identified for additional funding under UK Corporate’s 'Statements of Appetite' initiative. The initiative resulted in approximately £6 billion of new funding being offered to customers.

The division has continued to support the government-backed Funding for Lending Scheme (FLS) and as at 31 December 2013 had allocated in excess of £4.7 billion of new FLS-related lending to almost 25,000 customers, £3.1 billion of which has been drawn since the scheme was launched. Mid-sized manufacturers are being offered targeted support, with interest rates reduced by more than 1% in some cases. SME customers benefited from both lower interest rates and the removal of arrangement fees.

Business review
UK Corporate continued
As well as delivering a range of lending initiatives, UK Corporate continued to develop new propositions for its customers. Following a successful pilot UK Corporate launched a leading business-to-business online community platform, Bizcrowd, to support independent needs matching. By the end of 2013 Bizcrowd had over 27,000 users and is now helping to bring businesses together across the UK.

During the course of 2013 UK Corporate’s Business Banking Enterprise Programme helped over 40,000 entrepreneurs through over 1,000 events. Through its combination of nationwide start-up surgeries, mobile business schools and business academies, the programme offers support and advice to aspiring entrepreneurs, new start-up businesses and established SMEs looking to grow. Combined with UK Corporate’s skills-based volunteering scheme, a programme offering all employees five days to volunteer with a charitable organisation, UK Corporate continued to deliver on its on-going commitment to communities.

2013 compared with 2012
The business delivered a return on equity of 11.0% excluding the impact of increased impairment losses related to the creation of RCR, primarily property and shipping exposures, which reduced return on equity by 3.1%.

Net interest income was 3% lower at £2,874 million, as increased income from re-pricing initiatives was offset by the lower rate environment impacting deposit returns, the non-repeat of 2012 deferred income recognition revisions (£58 million) and reduced lending volumes, as loan repayments coupled with run-off in property and shipping sectors outpaced new lending.

Non-interest income reduced 9% to £1,593 million, primarily from lower Markets revenue share income, a decline in operating lease income (offset by an associated reduction of operating lease depreciation in expenses), lower lending fees and higher derivative close-out costs associated with impaired assets.

Expenses, increased 6% to £2,219 million, primarily as a result of remediation provisions of £68 million, an increased share of branch network costs and an uplift in investment spend. This was offset by the reduction in operating lease depreciation, a decline in Markets revenue share related costs and lower staff incentive expenditure.

Whilst full year impairments include the additional impact of increased impairment losses related to the creation of RCR (£410 million), underlying impairments improved by £60 million, or 7%, to £778 million due to lower individual and collectively assessed provisions in the SME business, partially offset by higher individual cases in the mid-to-large corporate business.

Risk-weighted assets were broadly in line with 2012 at £86.1 billion as reduced asset volumes and movements into default offset increases resulting from the implementation of risk model changes.

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

Business review

Wealth
	2013	2012	2011
	£m	£m	£m
Net interest income	674	720	645
Net fees and commissions	355	366	375
Other non-interest income	64	84	84
Non-interest income	419	450	459
Total income	1,093	1,170	1,104
Direct expenses
- staff	(405)	(419)	(405)
- other	(124)	(162)	(134)
Indirect expenses	(314)	(300)	(298)
	(843)	(881)	(837)
Profit before impairment losses	250	289	267
Impairment losses	(29)	(46)	(25)
Operating profit	221	243	242

Analysis of income
Private banking	894	956	902
Investments	199	214	202
Total income	1,093	1,170	1,104

Performance ratios
Return on equity (1)	12.0%	13.1%	12.8%
Net interest margin	3.56%	3.73%	3.23%
Cost:income ratio	77%	75%	76%

	£bn	£bn	£bn
Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	8.7	8.8	8.3
- personal	5.6	5.5	6.9
- other	2.5	2.8	1.7
	16.8	17.1	16.9
Loan impairment provisions	(0.1)	(0.1)	(0.1)
Net loans and advances to customers	16.7	17.0	16.8

Risk elements in lending	0.3	0.2	0.2
Provision coverage (2)	43%	44%	38%
Assets under management (excluding deposits)	29.7	28.9	30.9

Customer deposits	37.2	38.9	38.2
Loan:deposit ratio (excluding repos)	45%	44%	44%

Risk-weighted assets
- credit risk (non-counterparty)	10.0	10.3	10.9
- market risk	0.1	0.1	0.1
- operational risk	1.9	1.9	1.9
Total risk-weighted assets	12.0	12.3	12.9

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.

Business review
Wealth continued
2013 saw a major shake-up of the UK financial advice landscape with the implementation of the Retail Distribution Review (RDR). Clients welcomed Coutts’ new fully compliant advice-led model where Coutts requires its advisers to achieve the more stringent Level 6 rating, in excess of the FCA’s minimum Level 4 requirement. Coutts has received a number of industry accolades for its levels of service, such as ‘UK Private Bank of the Year’ (The Banker Global Private Banking Awards). Total assets under advice grew to approximately £3 billion over the year.

Following the deposit re-pricing strategy implemented in the second half of 2013 deposit margins have significantly improved. Lending volumes have remained resilient despite pay-downs in line with best-advice policy under RDR. In addition, a new international trust strategy was announced, strengthening the client offering by positioning it as a market-leading, client-centric trust business. This was achieved by the creation of a centre of excellence in Jersey, accompanied by withdrawal from the Cayman Islands and restructuring of the Geneva trust business.

Work continued on streamlining client-facing processes and driving increased benefits from the division’s global technology platform, including significant enhancements to Coutts’ online and digital client channels.  A streamlining of the London property footprint from 11 buildings to 2 was also concluded, alongside further office rationalisation in the International business.

2013 compared with 2012
Operating profit was 9% lower at £221 million, driven by lower income partially offset by a decrease in expenses and impairment losses.

Income declined by 7% to £1,093 million, with the reduction in net interest income reflecting the lower spread earned on deposits as a result of lower Group funding requirements.

Non-interest income fell by 7% to £419 million due to the disposal of the Latin American, Caribbean and African businesses for a profit of £15 million in H1 2012 together with a decline in fee income in the International business.

Expenses were 4% lower at £843 million as a result of reduced headcount, tight discretionary cost management and the non-recurrence of two regulatory fines totalling £26 million incurred during 2012. This was partially offset by a one-off UK tax treaty charge in the International business.

Client assets and liabilities managed by the division declined by 2%, with a £1.7 billion reduction in deposits following re-pricing initiatives in the UK in line with the wider Group funding strategy. Assets under management increased by 3% due to positive market movements. Lending was 2% lower, reflecting increased levels of repayments in the UK.

Impairments were £17 million lower at £29 million, largely reflecting a small number of specific impairments.

2012 compared with 2011
Operating profit increased by £1 million to £243 million driven by higher income partially offset by increased expenses and impairment losses.

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

Expenses were £44 million or 5% higher at £881 million, with significant investment in change programmes, including the development of new products and services capability and the implementation of RDR in the UK.

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

Impairment losses were £46 million, up £21 million, largely reflecting a small number of large specific impairments.

Business review

International Banking	2013	2012	2011
	£m	£m	£m
Net interest income from banking activities	713	922	1,199
Funding costs of rental assets	—	(9)	(42)
Net interest income	713	913	1,157
Non-interest income	1,135	1,209	1,398
Total income	1,848	2,122	2,555
Direct expenses
- staff	(530)	(580)	(710)
- other	(171)	(164)	(228)
Indirect expenses	(639)	(673)	(694)
	(1,340)	(1,417)	(1,632)
Profit before impairment losses	508	705	923
Impairment losses	(229)	(111)	(168)
Operating profit	279	594	755

Of which:
Ongoing businesses	279	602	773
Run-off businesses	—	(8)	(18)

Analysis of income by product
Cash management	738	943	940
Trade finance	295	291	275
Loan portfolio	814	865	1,265
Ongoing businesses	1,847	2,099	2,480
Run-off businesses	1	23	75
Total income	1,848	2,122	2,555

Analysis of impairments/(recoveries) by sector
Manufacturing and infrastructure	147	42	254
Property and construction	15	7	17
Transport and storage	55	(3)	11
Telecommunications, media and technology	(7)	12	—
Banks and financial institutions	(15)	43	(42)
Other	34	10	(72)
Total impairment losses	229	111	168

Of which RCR related (1)	52	—	—

Loan impairment charge as % of gross customer loans and advances	0.6%	0.3%	0.3%
(excluding reverse repurchase agreements)

Performance ratios (ongoing businesses)
Return on equity (2)	3.9%	9.1%	11.5%
Net interest margin	1.59%	1.64%	1.73%
Cost:income ratio	73%	66%	62%

Notes:
(1)	Pertaining to the creation of RCR and related strategy.
(2)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

Business review

International Banking continued
	2013	2012	2011
	£bn	£bn	£bn
Capital and balance sheet
Loans and advances to customers (gross) (1)	36.0	42.2	57.7
Loan impairment provisions	(0.3)	(0.4)	(0.8)
Net loans and advances to customers	35.7	41.8	56.9
Loans and advances to banks	8.0	4.8	3.4
Securities	2.4	2.6	6.0
Cash and eligible bills	0.3	0.5	0.3
Other	2.1	3.3	3.3

Total third party assets (excluding derivatives mark-to-market)	48.5	53.0	69.9
Risk elements in lending	0.5	0.4	1.6
Provision coverage (2)	69%	93%	52%

Customer deposits (excluding repos)	39.3	46.2	45.1
Bank deposits (excluding repos)	6.5	5.6	11.4
Loan:deposit ratio (excluding repos and conduits)	91%	91%	126%

Risk-weighted assets
- Credit risk (non-counterparty)	44.3	46.7	38.9
- Operational risk	4.7	5.2	4.3
Total risk-weighted assets	49.0	51.9	43.2

	£m	£m	£m
Run-off businesses (3)
Total income	1	23	75
Direct expenses	(1)	(31)	(93)
Operating loss	—	(8)	(18)

Notes:
(1)	Excludes disposal groups.
(2)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.
(3)	Run-off businesses consist of the exited corporate finance businesses.

International Banking provides for the needs of its customers through its offering of debt financing, risk management and transaction services across its network. Business conditions remain challenging as themes of low interest rates and margin compression continue. International Banking remained focused on cost discipline throughout 2013 and continued to strengthen its balance sheet. Despite credit model uplifts, risk-weighted assets reduced 6% year on year.

The strength of the division’s efforts in serving its customers’ needs is reflected in recent external industry awards and recognition, including:

•
Best Trade Finance Bank, UK, and Best Supply Chain Finance Provider, Western Europe - Global Finance. Global Trade Review magazine’s 'Leaders in Trade' award for Best Bank for Documentary Processing 2013, making this the 4th consecutive win for the bank.

•
A good performance in the Euromoney 2013 Cash Management Survey, particularly in Europe, ranking #1 in the Netherlands, #2 in the UK and #2 in Western Europe. International Banking improved on last year’s performance in APAC, achieving a #8 ranking, and retained a #9 ranking in North America and a #6 ranking globally.

•	Received the ‘Most Innovative Investment Bank for Loans’ award at The Banker Investment Banking Awards 2013 providing a further indication that RBS is putting customers at the heart of its business.

•	Best Debt House, UK - Euromoney.

Business review
International Banking continued
2013 compared with 2012
Operating profit, decreased by £315 million as lower income and higher impairments, including £52 million in relation to the accelerated asset recovery strategy associated with RCR, were only partially offset by lower costs.

Income was 13% lower:
•	Cash management was 22% lower reflecting a decline in three-month LIBOR rates as well as increased funding costs of liquidity buffer requirements.

•	Loan portfolio decreased by 6%, in line with a smaller balance sheet.

Expenses were down £77 million, or 5%, reflecting continued emphasis on cost control and timely run-off of discontinued business.

Impairment losses were £118 million higher than in 2012, including two large single-name provisions and £52 million in relation to the impact of the accelerated RCR asset recovery strategy.

Third party assets were down 8% due to reductions in the loan portfolio following increased levels of customer repayments partially offset by an increase in Asia trade volume.

Customer deposits declined by 15% in line with a change in Group funding strategy.

Risk-weighted assets decreased by 6% primarily as a result of management action to mitigate credit model increases and a smaller balance sheet.

Return on equity was 4% or 5% excluding the impact of the accelerated RCR asset recovery strategy compared with 9% in 2012.

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

Customer deposits increased by 2%. Successful efforts to rebuild customer confidence following the Moody’s credit rating downgrade and the Group technology incident in June 2012 outweighed economic pressures. This, coupled with the managed reduction in loans and advances to customers, improved the loan:deposit ratio to 91%.

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

Business review

Ulster Bank
	2013	2012	2011
	£m	£m	£m
Net interest income	631	649	736
Net fees and commissions	141	145	142
Other non-interest income	99	51	69
Non-interest income	240	196	211
Total income	871	845	947
Direct expenses
- staff	(239)	(214)	(225)
- other	(63)	(49)	(67)
Indirect expenses	(252)	(258)	(255)
	(554)	(521)	(547)
Profit before impairment losses	317	324	400
Impairment losses	(1,774)	(1,364)	(1,384)
Operating loss	(1,457)	(1,040)	(984)

Analysis of income by business
Corporate	315	360	435
Retail	408	360	428
Other	148	125	84
Total income	871	845	947

Analysis of impairments by sector
Mortgages	235	646	570
Commercial real estate
- investment	593	221	225
- development	153	55	99
Other corporate	771	389	434
Other lending	22	53	56
Total impairment losses	1,774	1,364	1,384

Of which RCR related (1)	892	—	—

Loan impairment charge as % of gross customer loans and advances
(excluding reverse repurchase agreements) by sector
Mortgages	1.2%	3.4%	2.9%
Commercial real estate
- investment	17.4%	6.1%	5.8%
- development	21.9%	7.9%	11.0%
Other corporate	10.9%	5.0%	5.6%
Other lending	1.8%	4.1%	3.5%
Total	5.6%	4.2%	4.1%

Performance ratios
Return on equity (2)	(32.4%)	(21.8%)	(22.8%)
Net interest margin	1.91%	1.88%	1.87%
Cost:income ratio	64%	62%	58%

Notes:
(1)	Pertaining to the creation of RCR and related strategy.
(2)
Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

Business review

Ulster Bank continued
	2013	2012	2011
	£bn	£bn	£bn
Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	19.0	19.2	20.0
- commercial real estate
- investment	3.4	3.6	3.9
- development	0.7	0.7	0.9
- other corporate	7.1	7.8	7.7
- other lending	1.2	1.3	1.6
	31.4	32.6	34.1
Loan impairment provisions	(5.4)	(3.9)	(2.7)
Net loans and advances to customers	26.0	28.7	31.4

Risk elements in lending
- mortgages	3.2	3.1	2.2
- commercial real estate
- investment	2.3	1.6	1.0
- development	0.5	0.4	0.3
- other corporate	2.3	2.2	1.8
- other lending	0.2	0.2	0.2
Total risk elements in lending	8.5	7.5	5.5
Provision coverage (1)	64%	52%	50%

Customer deposits	21.7	22.1	21.8
Loan:deposit ratio (excluding repos)	120%	130%	143%

Risk-weighted assets
- credit risk
- non-counterparty	28.2	33.6	33.6
- counterparty	0.3	0.6	0.6
- market risk	0.5	0.2	0.3
- operational risk	1.7	1.7	1.8
Total risk-weighted assets	30.7	36.1	36.3

Spot exchange rate - €/£	1.201	1.227	1.196

Note:
(1)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.

The creation of RCR will expedite the resolution of underperforming, capital intensive assets and allow Ulster Bank to focus on building a stronger core business for the future. The creation of RCR resulted in additional charges of £911 million in Ulster Bank’s results in Q4 2013.

Operating performance for 2013, excluding the impact of the creation of RCR, improved by £494 million or 48% versus prior year primarily reflecting higher income and a 64% reduction in mortgage impairment losses driven by enhanced collections effectiveness, the development of programmes to assist customers in financial difficulty and a modest improvement in economic conditions.

Ulster Bank is committed to supporting the Irish economic recovery and £1.7 billion of funding has been made available to support new lending in 2014, £1 billion for business customers and £700 million for personal customers. The bank made considerable progress during 2013 in its commitment to building a really good bank that serves customers well.

Business review
Ulster Bank continued
Simplifying Banking
Ulster Bank delivered a number of improvements for personal and business customers in 2013:

•
The launch of initiatives such as “Get Cash”, “Pay Your Contacts” and “Emergency Cash” provided a new range of simple and convenient services for customers to access their cash and make payments online and via mobile.

•
Further development of online and mobile banking for business customers focused on providing an efficient and effective day-to-day banking service. Enhancements during 2013 included a speedy and simplified account application process; registration for Anytime Banking via telephone; ability to manage personal and business accounts together and access to extended transaction history.

•
The efficiency and effectiveness of Ulster Bank’s digital offering was evidenced by a 55% increase in mobile app registrations and more than 100 million transactions were carried out via digital channels during 2013. Over 315,000 customers regularly use mobile app banking services and 640,000 customers make regular use of online Anytime banking services.

Supporting Enterprise and the Community:
•	Supporting entrepreneurship and the growth of small businesses in the local community is a long term commitment of Ulster Bank. Highlights in 2013 included:

•
The Community Impact Fund and Business Woman Can initiative which facilitated women in local communities to set up their own business. The bank also supported a number of projects in schools across the island of Ireland through its MoneySense programme.

•
Ulster Bank’s dedicated SME teams offer professional support and a range of products to help customers meet their banking challenges and grow their business. The agri–specialist team has introduced a number of initiatives during 2013 to support the farming sector.

•	The ‘One Week in June’ initiative raised £430,000 for a number of Irish charities through a series of fundraising events involving both customers and staff.

•	In partnership with Concern Worldwide and Disasters Emergency Committee, Ulster Bank ATMs, branches and online banking facilitated donations to the Philippines Typhoon emergency appeals.

Helping Customers out of Financial Difficulty:
•
Ulster Bank is committed to working with all customers in financial difficulty to find a solution. The Bank continued to invest in its Problem Debt Management Unit and further developed a range of solutions to make it easier for customers to enter into arrangements. As a consequence, the number of mortgage customers in arrears of 90 days or more has decreased every month since March 2013.

2013 compared with 2012
Excluding the impact of the creation of RCR, operating result improved by £494 million or 48% primarily due to a higher income and lower impairment losses on the mortgage portfolio.

Total income increased by £26 million or 3% to £871 million primarily reflecting hedging gains on the mortgage portfolio. Net interest margin for 2013 increased by 3 basis points to 1.91% although net interest income was £18 million lower at £631 million, largely driven by lower interest-earning assets and a higher cost of funding.

Total expenses increased by £33 million or 6% to £554 million driven by the costs of mandatory change programmes such as the Single Euro Payment Area, £18 million, an investment of £10 million in programmes to support customers in financial difficulty and an accelerated depreciation charge of £12 million.

Impairment losses, excluding the impact of RCR, were £482 million, 35% lower. This was predominantly due to a sharp reduction in losses on the mortgage portfolio which reduced by £411 million or 64% due to a decline in arrears levels driven by an improved collections performance and the development of programmes to assist customers in financial difficulty, coupled with stabilising residential property prices.

The loan:deposit ratio reduced from 130% to 120% during 2013 reflecting continued customer deleveraging and low levels of demand for new lending. Retail and SME deposit balances increased by 2% during 2013, offset by a reduction in wholesale customer balances, resulting in a 2% decline in total deposit balances.

Risk-weighted assets decreased by 15% reflecting a smaller performing loan book and stabilising credit metrics.

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

The loan to deposit ratio improved from 143% to 130%, driven by a combination of deposit growth and a decrease in the loan book. The loan book decreased by 1% as a result of movements in foreign exchange rates offset by natural amortisation and limited new lending due to low levels of market demand. Retail and SME deposits increased by 8%; however, this was partly offset by outflows of wholesale balances driven by market volatility and the impact of a rating downgrade in the second half of 2011.

Business review

US Retail & Commercial	2013	2012	2011	2013	2012	2011
	US$m	US$m	US$m	£m	£m	£m
Net interest income	2,998	3,062	3,015	1,916	1,932	1,879
Net fees and commissions	1,190	1,253	1,368	761	791	853
Other non-interest income	489	584	479	312	368	299
Non-interest income	1,679	1,837	1,847	1,073	1,159	1,152
Total income	4,677	4,899	4,862	2,989	3,091	3,031
Direct expenses
- staff	(1,667)	(1,605)	(1,620)	(1,065)	(1,013)	(1,010)
- other	(1,521)	(1,609)	(1,674)	(972)	(1,014)	(1,044)
- litigation settlement	—	(138)	—	—	(88)	—
Indirect expenses	(233)	(206)	(184)	(149)	(131)	(114)
	(3,421)	(3,558)	(3,478)	(2,186)	(2,246)	(2,168)
Profit before impairment losses	1,256	1,341	1,384	803	845	863
Impairment losses	(244)	(145)	(524)	(156)	(91)	(326)
Operating profit	1,012	1,196	860	647	754	537

Average exchange rate - US$/£				1.565	1.585	1.604

Analysis of income by product
Mortgages and home equity	716	856	744	458	540	463
Personal lending and cards	643	637	700	411	402	436
Retail deposits	1,194	1,348	1,465	763	852	914
Commercial lending	1,062	965	936	679	609	584
Commercial deposits	631	689	656	403	434	410
Other	431	404	361	275	254	224
Total income	4,677	4,899	4,862	2,989	3,091	3,031

Analysis of impairments by sector
Residential mortgages	44	(2)	44	28	(1)	28
Home equity	101	150	165	65	95	103
Corporate and commercial	(36)	(120)	88	(23)	(77)	55
Other consumer	127	104	101	81	65	61
Securities	8	13	126	5	9	79
Total impairment losses	244	145	524	156	91	326

Loan impairment charge as % of gross customer loans
and advances (excluding reverse repurchase
agreements) by sector
Residential mortgages	0.5%	—	0.5%	0.5%	—	0.5%
Home equity	0.5%	0.7%	0.7%	0.5%	0.7%	0.7%
Corporate and commercial	(0.1%)	(0.3%)	0.2%	(0.1%)	(0.3%)	0.2%
Other consumer	0.9%	0.8%	0.8%	0.9%	0.8%	0.8%
Total	0.3%	0.2%	0.5%	0.3%	0.2%	0.5%

Performance ratios
Return on equity (1)	7.2%	8.3%	6.3%	7.2%	8.3%	6.3%
Net interest margin	2.95%	2.97%	3.03%	2.95%	2.97%	3.03%
Cost:income ratio	73%	73%	72%	73%	73%	72%

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

Business review

US Retail & Commercial continued
	2013	2012	2011	2013	2012	2011
	US$bn	US$bn	US$bn	£bn	£bn	£bn
Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	9.6	9.4	9.4	5.8	5.8	6.1
- home equity	20.1	21.5	23.1	12.1	13.3	14.9
- corporate and commercial	39.8	38.5	35.3	24.1	23.8	22.9
- other consumer	14.1	13.5	12.0	8.6	8.4	7.7
	83.6	82.9	79.8	50.6	51.3	51.6
Loan impairment provisions	(0.4)	(0.5)	(0.7)	(0.3)	(0.3)	(0.5)
Net loans and advances to customers	83.2	82.4	79.1	50.3	51.0	51.1

Total third party assets	118.7	117.7	117.8	71.7	72.8	76.1
Investment securities	21.3	19.5	23.5	12.9	12.0	15.2
Risk elements in lending
- retail	1.5	1.3	1.0	0.9	0.8	0.6
- commercial	0.2	0.6	0.6	0.1	0.3	0.4
Total risk elements in lending	1.7	1.9	1.6	1.0	1.1	1.0
Provision coverage (1)	26%	25%	45%	26%	25%	45%

Customer deposits (excluding repos)	91.1	95.6	92.8	55.1	59.2	60.0
Bank deposits (excluding repos)	3.3	2.9	8.0	2.0	1.8	5.2
Loan:deposit ratio (excluding repos)	91%	86%	85%	91%	86%	85%

Risk-weighted assets
- credit risk
- non-counterparty	83.8	82.0	83.0	50.7	50.8	53.6
- counterparty	0.8	1.4	1.5	0.5	0.8	1.0
- operational risk	8.2	7.9	7.3	4.9	4.9	4.7
	92.8	91.3	91.8	56.1	56.5	59.3

Spot exchange rate - US$/£				1.654	1.616	1.548

Note:
(1)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.

Business review

US Retail & Commercial continued
On 1 November 2013, RBS announced plans to accelerate its previously announced partial initial public offering of RBS Citizens Financial Group (RBSCFG) into the second half of 2014. RBS intends to fully divest its position in RBSCFG by the end of 2016, leaving it as a standalone regional bank, owned by public shareholders.

RBSCFG has commenced a number of actions in 2013 aimed at improving financial performance. RBSCFG continued to drive profitable growth in its core business by focusing on the customer and delivering a differentiated experience. In addition, RBSCFG has launched a series of initiatives aimed at narrowing the performance gap with competitors, including selectively expanding lending areas where RBSCFG has proven capabilities (such as Mid-Corporate, Specialty Verticals) and selective expansion of risk appetite (moving from super-prime to prime in certain products).

RBSCFG has also launched transformational initiatives in 2013 including:

•
A special initiative called Project ‘TOP’, ‘Tapping Our Potential’. The project intends to improve the overall effectiveness and efficiency of the franchise by utilising ideas generated by our colleagues.

•
On 7 January 2014, RBSCFG announced the sale of its Chicago-area retail branches, small business operations and select middle market relationships in the Chicago market to U.S. Bank National Association, the lead bank of U.S. Bancorp. RBSCFG will maintain a presence in Chicago through its commercial business lines and several national consumer business lines not included in the sale(1). The sale, expected to close in mid-2014 (subject to regulatory approval), includes 94 Charter One branches in the Chicago area, $5.3 billion in local deposits and $1.1 billion in locally originated loans for a deposit premium of approximately $315 million, or 6%. The proceeds will be reinvested in the remaining franchise, where we have stronger market positions and better long-term growth prospects.

Moreover, RBSCFG continued to grow its core franchise by consistently delivering a differentiated customer experience and leveraging its strong market presence (top 5 deposit market share in 8 of its top 10 Metropolitan Statistical Areas).

In 2013, Consumer Banking continued to improve customer convenience, address the shift in customer preference, and expand its distribution presence. Consumer Banking installed more than 900 intelligent deposit machines (enhanced ATMs), improved the web account opening process, simplified online banking log-in, and released a new mobile application optimised for the iPad. Consumer Banking also implemented a new branch image capture system throughout the network that automates teller processing and offers secure paperless transactions, debit card identification and clear receipts that provide on-the-spot balance availability.

In recognition of the customer experience it offers, Money magazine named Citizens Bank one of the “Best Banks in America” in 2013. In addition to a “robust presence” defined by its many branches and ATMs, Money recognised RBSCFG’s extended branch hours that include seven-day-a-week supermarket branches. Money also noted that RBSCFG’s convenience options also extend to its mobile banking apps for Android and iPhone, which are generating positive customer feedback in the industry. An August report issued by Xtreme Labs noted that “Citizens Bank is the only bank with the highest rated apps on both Android (4.5 stars) and iOS (4.5 stars) platforms”.

The Small Business Banking and Commercial Enterprise Banking divisions were integrated into one consolidated Business Banking division within Consumer Banking, targeting companies with up to $25 million in annual sales. The consolidation will enhance the customer experience, transform sales and service, and align products and processes.

Commercial Banking remained focused on growing and deepening relationships by providing thought leadership and improved product capabilities to clients. Commercial and Industry loan growth was 8.5% compared with the same time period a year ago, which was 1.3% higher than the market(2). The strong results are partially due to the launch of several growth initiatives, which includes expanding our MidCorporate business nationally, as well as growing our Franchise Finance, Lender Finance and other key industry verticals.

Corporate Finance & Capital Markets continued to take market share from both regional competitors and large money centre banks. Commercial Banking moved up in the Overall Middle Market Bookrunner league table from an unranked position in 2009 to #6 by origination volume and #8 by number of transactions in Q4 2013.

Furthermore, the strategic alliance with Oppenheimer allowed Commercial bankers to deliver M&A ideas and solutions that are helping us provide comprehensive solutions to our clients. This alliance won the Barlow Research Associates’ Monarch Innovation Award for “Most Innovative Product”. The award highlights RBSCFG’s commitment to making it easier for middle market companies to develop financial strategies that encompass both commercial banking and investment banking products and services.

As a result of our ongoing focus on providing thought leadership to our clients, our most recent client survey (Q3 2013) showed significant improvement in Middle Market customer satisfaction metrics over the same period a year ago. Net Promoter score increased from 36 to 50, which is well above the peer average of 42. “Proactively Provides Advice and Solutions” score was up from 62% to 85% and lead relationships as a percent of total relationships improved from 51% to 58%. Both metrics are strong indicators of our Commercial bankers’ thought leadership capabilities.

Notes:
(1)
RBSCFG will continue to operate several businesses in the Chicago market, including the consumer businesses lines of mortgage lending, Education Finance and Auto Finance. RBS Citizens, the bank’s commercial banking division, will continue a diverse range of commercial banking operations in Chicago including Asset-Based Lending, Asset Finance, Equipment Leasing, Commercial Real Estate, Treasury Solutions, Capital Markets, Sponsor Finance, Franchise Finance and the majority of its corporate banking business.

(2)	Source: SNL Financial. Based on most recent regulatory data as of Q3 2013. Market includes all US banks required to file regulatory reports.

Business review

US Retail & Commercial continued
2013 compared with 2012
Operating profit of £647 million ($1,012 million) was down £107 million ($184 million), or 14%. The operating environment and market conditions remained challenging, with intense competition for loans. An extended period of low short-term rates limited net interest margin expansion and the rise in long-term rates dramatically slowed mortgage refinance volumes.

Net interest income was down 1% at £1,916 million ($2,998 million) due to a smaller investment portfolio, consumer loan run-off and the effect of prevailing economic conditions on asset yields partially offset by the benefit of interest rate swaps, commercial loan growth and favourable funding costs.

Average loans and advances were flat, with commercial loan growth of 5% despite competition for lending opportunities offset by run-off of long-term fixed-rate consumer products.

Average customer deposits were flat, with planned run-off of high priced time deposits and lower wholesale deposits offset by growth achieved in checking and money market balances. Consumer checking balances grew by 3% while small business checking balances grew by 7% over the year.

Excluding the £47 million ($75 million) gross gain on the sale of Visa B shares in 2012, non-interest income was down £39 million ($83 million), or 4% at £1,073 million ($1,679 million), reflecting lower mortgage banking fees as refinancing volumes have slowed, and lower deposit fees. This was partially offset by higher securities gains and commercial banking fee income.

Excluding the £88 million ($138 million) litigation settlement in 2012 relating to a class action lawsuit regarding the way overdraft fees were assessed on customer accounts prior to 2010 and the £8 million ($13 million) litigation reserve associated with the sale of Visa B shares, total expenses of £2,186 million ($3,421 million) were broadly in line with prior year. This largely reflects a mortgage servicing rights impairment recapture driven by the increase in long-term rates offset by the cost of regulatory compliance and new technology investments and a one-off £21 million ($33 million) pension gain in 2012.

Impairment losses increased by £65 million ($99 million) to £156 million ($244 million) for the year and represented 0.3% of loans and advances to customers.

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

Net interest income was up £53 million ($47 million), or 3%, driven by targeted commercial loan growth, deposit pricing discipline and lower funding costs. This was partially offset by consumer loan run-off and lower asset yields reflecting prevailing economic conditions.

Non-interest income was up £7 million. In US dollar terms non-interest income was down $10 million, or 1%, reflecting a decline in debit card fees as a result of the Durbin Amendment legislation and lower securities gains and deposit fees. This was largely offset by strong mortgage banking fees of £69 million ($109 million), up 71%, and the £47 million ($75 million) gross gain on the sale of Visa B shares.

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

Business review

Markets	2013	2012	2011
	£m	£m	£m
Net interest income	157	111	67
Net fees and commissions receivable	75	128	371
Income from trading activities	3,057	4,105	3,846
Other operating income	33	139	131
Non-interest income	3,165	4,372	4,348
Total income	3,322	4,483	4,415
Direct expenses
- staff	(1,177)	(1,453)	(1,959)
- other	(723)	(722)	(748)
Indirect expenses	(710)	(762)	(771)
	(2,610)	(2,937)	(3,478)
Profit before impairment losses	712	1,546	937
Impairment losses (1)	(92)	(37)	(38)
Operating profit	620	1,509	899

Of which:
Ongoing businesses (2)	655	1,431	523
Run-off and recovery businesses	(35)	78	376

Analysis of income by product
Rates	1,053	1,922	1,459
Currencies	1,000	775	1,129
Asset-backed products (ABP)	943	1,322	1,221
Credit markets	699	735	461
Total income ongoing businesses	3,695	4,754	4,270
Inter-divisional revenue share	(612)	(708)	(828)
Run-off and recovery businesses	239	437	973
Total income	3,322	4,483	4,415

Memo - fixed income and currencies
Total income ongoing businesses	3,695	4,754	4,270
Less: primary credit markets	(561)	(574)	(683)
Total fixed income and currencies	3,134	4,180	3,587

Performance ratios
Return on equity (3)	5.0%	9.6%	5.9%
Cost:income ratio	79%	66%	79%
Compensation ratio (4)	35%	32%	44%

Notes:
(1)	Includes £18 million pertaining to the creation of RCR and related strategy.
(2)	The ongoing businesses include the Rates, Currencies, Asset backed products and credit markets areas.
(3)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

(4)	Compensation ratio is based on staff costs as a percentage of total income.

Business review

Markets continued
	2013	2012	2011
	£bn	£bn	£bn
Capital and balance sheet
Loans and advances to customers (gross)	25.4	29.8	31.5
Loan impairment provisions	(0.2)	(0.2)	(0.2)
Net loans and advances to customers	25.2	29.6	31.3
Net loans and advances to banks	12.5	16.6	29.9
Reverse repos	76.2	103.8	100.5
Securities	69.8	92.4	108.4
Cash and eligible bills	20.3	30.2	28.1
Other	8.8	11.9	15.7
Total third party assets (excluding derivatives mark-to-market)	212.8	284.5	313.9
Net derivative assets (after netting)	15.5	21.9	37.0

Provision coverage (1)	85%	77%	75%

Customer deposits (excluding repos)	21.5	26.3	36.8
Bank deposits (excluding repos)	23.8	45.4	48.2

Risk-weighted assets
- credit risk
- non-counterparty	10.8	14.0	16.7
- counterparty	17.5	34.7	39.9
- market risk	26.4	36.9	50.6
- operational risk	9.8	15.7	13.1
Total risk-weighted assets	64.5	101.3	120.3

Income statement (ongoing business)	£m	£m	£m
Total income	3,094	4,076	3,507
Direct expenses	(1,750)	(1,902)	(2,220)
Indirect expenses	(682)	(753)	(762)
Impairment (losses)/recoveries	(7)	10	(2)
Operating profit	655	1,431	523

Performance ratios (ongoing business)
Return on equity (2)	6.8%	11.5%	4.3%
Cost:income ratio	79%	65%	85%
Compensation ratio (3)	35%	31%	46%

Balance sheet (ongoing businesses)	£bn	£bn	£bn
Total third party assets (excluding derivatives mark-to-market)	198.8	259.3	278.6
Risk-weighted assets	52.1	79.1	95.5

Notes:
(1)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.
(2)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for ongoing businesses.

(3)	Compensation ratio is based on staff costs as a percentage of total income.

Business review

Markets continued
In 2013, Markets launched and executed a strategic repositioning of the business, aimed at reducing risk, tightening controls, consolidating the geographic footprint and reducing complexity by refocusing on the franchise’s core strengths in fixed income products. The division met or exceeded all internal targets for reducing controllable costs, risk weighted assets and balance sheet, while meeting revenue and operating profit expectations. Controls were enhanced, trading was integrated into four financial hubs, the front-to-back operating model was simplified and an agreement was reached for the sale of the Investor Products and Equity Derivatives business. Market share in the four core product areas (Rates, Currencies, Asset Backed Products and Credit) remained broadly stable with high profile client transactions executed across the globe. As a result of the strategic repositioning, Markets ended 2013 better positioned for the changing regulatory and external environment.

Lower income in 2013 compared with 2012 reflected both the strategic scaling back of the balance sheet and risk reduction in a difficult market environment. Client activity was limited by the uncertainty that surrounded the much anticipated tapering of the Federal Reserve’s programme of quantitative easing. This contrasted with 2012 when markets were boosted by the European Central Bank’s Long Term Refinancing Operation.  Nevertheless, Markets’ core businesses remained resilient and continued to produce positive results. Currencies income increased significantly year on year and Corporate Debt Capital Markets reaffirmed its leading position in the GBP market.

2013 compared with 2012
Operating profit fell by £889 million with income falling by 26%, partly offset by significant cost reductions. The de-risking of Markets resulted in a 36% reduction in risk-weighted assets.

Rates actively repositioned the business during 2013, lowering the balance sheet and reducing risk. This, combined with a weak trading performance in H1 2013, resulted in subdued returns.

Currencies income increased as the franchise remained resilient and FX Options benefited from opportunities in volatile FX and emerging markets.

Asset Backed Products continued to perform well, although income was affected by investor concerns regarding tapering of the Federal Reserve’s programme of quantitative easing and a reduction in the balance sheet and risk resources deployed by the business.

Credit Markets reflected the previous year’s de-risking of credit trading and witnessed a modest reduction in Debt Capital Markets income, although the business executed a number of significant transactions and retained its leading position in corporate GBP issuance.

Costs fell by 11%, reflecting a reduction in headcount of 1,000 – split evenly between the front and back-office - and tightly controlled discretionary expenses, although this was offset by a higher level of legal costs, primarily related to legacy issues in the US Asset Backed Products business.

The increase in impairments was driven predominantly by provisions against a single exposure in 2013.

Reducing risk and refocusing the division on core fixed income and currencies products drove a substantial reduction in both balance sheet and risk capital. Third party assets were £72 billion lower than 31 December 2012 and risk-weighted assets, at £65 billion, were down £37 billion.

2012 compared with 2011
Operating profit increased by 68% reflecting 2% growth in income and 20% decrease in direct expenses, most notably through a reduction in staff costs.

Rates benefited from a strong trading performance, while losses incurred in managing counterparty exposures during the third quarter of 2011 were not repeated during 2012. Revenues for the year were up 32% to £1.9 billion.

Currencies volumes were weak across the industry, although the Spot FX business minimised the impact on revenue. Options income was limited by further Eurozone uncertainty.

Asset Backed Products continued to perform strongly as markets were sustained throughout the year by investors’ search for yield. Revenues for the year were £1.3 billion, up 8% from a strong performance of £1.22 billion in 2011.

A 59% increase in Credit Markets revenue to £735 million was driven by Flow Credit which, as a result of improved risk management and more benign market conditions, recorded good profitability compared with a loss in 2011. This was partially offset by weaker earnings from credit origination.

The division focused on controlling costs throughout 2012, driving total expenses down by 16%. Lower staff expenses, down 26%, reflect lower headcount and lower levels of variable compensation, including reductions and clawbacks following the Group’s LIBOR settlements reached on 6 February 2013, with the compensation ratio falling from 44% to 32%. Headcount reductions totalled 2,700 in the year, including that resulting from the exit of businesses announced in January. Other expenses fell by 3% as rigorous controls on discretionary expenditure and the exiting of product areas continued to take effect, partially offset by higher legal expenses.

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

Business review

Central items	2013	2012	2011
	£m	£m	£m
Central items not allocated	(89)	84	(34)

Funding and operating costs have been allocated to operating divisions, based on direct service usage, requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

2013 compared with 2012
Central items not allocated, represented a debit of £89 million in 2013 compared with a credit of £84 million in 2012, a reduction of £173 million.

This has been principally driven by higher unallocated Treasury and funding costs, £175 million higher, including volatile items under IFRS and lower gains on Treasury available-for-sale securities, down £156 million from £880 million in 2012 to £724 million in 2013.

Central items included various legacy litigation and conduct provisions totalling £127 million for 2013, a reduction of £33 million compared with 2012, and a property-related impairment of £65 million which have been offset by the non-repeat of £175 million costs incurred in 2012 in relation to the technology incident and credits totalling £80 million recognised in relation to the Group’s share of profit from its stake in Saudi Hollandi, which was held as a disposal group in 2012.

2012 compared with 2011
Central items not allocated represented a credit of £84 million compared with a debit of £34 million in 2011.

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

Business review

Non-Core	2013	2012	2011
	£m	£m	£m
Net interest income	(61)	346	828
Funding costs of rental assets	(38)	(102)	(215)
Net interest income	(99)	244	613
Net fees and commissions	55	105	54
Loss from trading activities	(148)	(654)	(721)
Other operating income
- rental income	177	510	953
- other (1)	(331)	83	75
Non-interest income	(247)	44	361
Total income	(346)	288	974
Direct expenses
- staff	(203)	(276)	(376)
- operating lease depreciation	(76)	(246)	(347)
- other	(128)	(164)	(240)
Indirect expenses	(198)	(258)	(313)
	(605)	(944)	(1,276)
Loss before impairment losses	(951)	(656)	(302)
Impairment losses	(4,576)	(2,223)	(3,917)
Operating loss	(5,527)	(2,879)	(4,219)

Analysis of (loss)/income by business
Banking & portfolios	(496)	40	1,251
International businesses	51	250	411
Markets	99	(2)	(688)
Total income	(346)	288	974

Loss from trading activities
Monoline exposures	(46)	(205)	(670)
Credit derivative product companies	(5)	(205)	(85)
Asset-backed products (2)	103	101	29
Other credit exotics	32	(28)	(175)
Equities	2	(2)	(11)
Banking book hedges	3	(38)	(1)
Other	(237)	(277)	192
	(148)	(654)	(721)

Impairment losses
Banking & portfolios	4,646	2,346	3,831
International businesses	1	56	82
Markets	(71)	(179)	4
Total impairment losses	4,576	2,223	3,917

Of which RCR related (3)	3,118	—	—

Loan impairment charge as % of gross customer loans and advances
(excluding reverse repurchase agreements) (4)
Banking & portfolios	12.9%	4.2%	4.9%
International businesses	0.5%	5.1%	3.7%
Markets	—	—	(3.0%)
Total	12.8%	4.2%	4.8%

Notes:
(1)	Includes losses on disposals of £221 million for 2013 (2012 - £14 million; 2011 - £127 million).
(2)	Asset-backed products include super asset backed structures and other asset-backed products.
(3)	Pertaining to the creation of RCR and related strategy.
(4)	Includes disposal groups.

Business review

Non-Core continued
	2013	2012	2011
Performance ratio
Net interest margin	(0.19%)	0.31%	0.60%

	£bn	£bn	£bn
Capital and balance sheet
Loans and advances to customers (gross) (1)	35.6	55.4	79.4
Loan impairment provisions	(13.8)	(11.2)	(11.5)
Net loans and advances to customers	21.8	44.2	67.9

Total third party assets (excluding derivatives)	28.0	57.4	92.5
Total third party assets (including derivatives)	31.2	63.4	103.6

Risk elements in lending (1)	19.0	21.4	24.0
Provision coverage (2)	73%	52%	48%
Customer deposits (1)	2.2	2.7	3.5

Risk-weighted assets
- credit risk
- non-counterparty	21.0	45.1	65.6
- counterparty	3.7	11.5	20.2
- market risk	3.3	5.4	13.0
- operational risk	1.2	(1.6)	(5.5)
Total risk-weighted assets	29.2	60.4	93.3

Gross customer loans and advances
Banking & portfolios	35.4	54.5	77.3
International businesses	0.2	0.9	2.0
Markets	—	—	0.1
	35.6	55.4	79.4

Risk-weighted assets
Banking & portfolios	26.2	53.3	64.8
International businesses	0.7	2.4	4.1
Markets	2.3	4.7	24.4
	29.2	60.4	93.3

Third party assets (excluding derivatives)
Banking & portfolios	25.9	51.1	80.1
International businesses	0.3	1.2	2.9
Markets	1.8	5.1	9.5
	28.0	57.4	92.5
For the notes to this table refer to the following page.

Business review

Non-Core continued
	31 December		Disposals/	Drawings/		Foreign	31 December
	2012	Run-off	restructuring	roll overs	Impairments	exchange	2013
Third party assets (excluding derivatives)	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Commercial real estate	22.1	(5.3)	(2.3)	0.2	(4.1)	0.3	10.9
Corporate	25.5	(8.2)	(4.6)	0.8	(0.3)	(0.2)	13.0
SME	1.0	(0.5)	(0.2)	—	—	—	0.3
Retail	3.2	(0.6)	(0.6)	—	(0.2)	—	1.8
Other	0.5	(0.3)	—	—	—	—	0.2
Markets	5.1	(0.3)	(3.0)	—	—	—	1.8
Total (3)	57.4	(15.2)	(10.7)	1.0	(4.6)	0.1	28.0

Notes:
(1)	Excludes disposal groups.
(2)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.
(3)	Disposals of £0.8 billion have been signed as at 31 December 2013 but are pending completion (2012 and 2011 - £0.2 billion).

	2013	2012	2011
Commercial real estate third party assets	£bn	£bn	£bn
UK (excluding NI)	4.7	8.9	11.4
Ireland (ROI and NI)	2.3	5.8	7.7
Spain	0.8	1.4	1.8
Rest of Europe	2.8	4.9	7.9
USA	0.3	0.9	2.2
RoW	—	0.2	0.5
Total (excluding derivatives)	10.9	22.1	31.5

Business review

Non-Core continued
	2013	2012	2011
Impairment losses by donating division and sector	£m	£m	£m
UK Retail
Mortgages	—	—	5
Personal	(1)	4	(27)
Total UK Retail	(1)	4	(22)

UK Corporate
Manufacturing and infrastructure	60	19	76
Property and construction	228	88	224
Transport	40	16	52
Financial institutions	(8)	(38)	5
Lombard	(4)	48	75
Other	40	107	96
Total UK Corporate	356	240	528

Ulster Bank
Mortgages
Commercial real estate
- investment	837	288	609
- development	1,836	611	1,552
Other corporate	345	77	173
Other EMEA	9	7	15
Total Ulster Bank	3,027	983	2,349

US Retail & Commercial
Auto and consumer	55	49	58
Cards	—	1	(9)
SBO/home equity	83	130	201
Residential mortgages	12	21	16
Commercial real estate	9	(12)	40
Commercial and other	(3)	(12)	(3)
Total US Retail & Commercial	156	177	303

International Banking
Manufacturing and infrastructure	(42)	3	57
Property and construction	835	623	752
Transport	26	199	(3)
Telecoms, media and technology	24	32	68
Banking and financial institutions	(49)	(58)	(98)
Other	245	18	(19)
Total International Banking	1,039	817	757

Other
Wealth	(1)	1	1
Central items	—	1	1
Total Other	(1)	2	2

Total impairment losses	4,576	2,223	3,917

Of which RCR related (1)	3,118	—	—

Note:
(1)	Pertaining to the creation of RCR and related strategy.

Business review

Non-Core continued

Gross loans and advances to customers (excluding reverse repurchase agreements) by	2013	2012	2011
donating division and sector	£bn	£bn	£bn
UK Retail
Mortgages	—	—	1.4
Personal	—	—	0.1
Total UK Retail	—	—	1.5

UK Corporate
Manufacturing and infrastructure	—	0.1	0.1
Property and construction	1.7	3.6	5.9
Transport	2.7	3.8	4.5
Financial institutions	—	0.2	0.6
Lombard	0.2	0.4	1.0
Other	1.2	4.2	7.5
Total UK Corporate	5.8	12.3	19.6

Ulster Bank
Commercial real estate
- investment	3.2	3.4	3.9
- development	6.9	7.6	8.5
Other corporate	1.5	1.6	1.6
Other EMEA	—	0.3	0.4
Total Ulster Bank	11.6	12.9	14.4

US Retail & Commercial
Auto and consumer	0.2	0.6	0.8
Cards	—	—	0.1
SBO/home equity	1.5	2.0	2.5
Residential mortgages	0.3	0.4	0.6
Commercial real estate	0.2	0.4	1.0
Commercial and other	0.1	0.1	0.4
Total US Retail & Commercial	2.3	3.5	5.4

Markets
Manufacturing and infrastructure	1.4	3.9	6.6
Property and construction	7.5	12.3	15.3
Transport	1.4	1.7	3.2
Telecoms, media and technology	0.8	0.4	0.7
Banking and financial institutions	2.9	4.7	5.6
Other	1.9	3.7	7.0
Total Markets	15.9	26.7	38.4

Other
Wealth	—	—	0.2
Central items	—	—	(0.2)
Total Other	—	—	—

Gross loans and advances to customers (excluding reverse repurchase agreements)	35.6	55.4	79.3

Business review

Non-Core continued
Non-Core has successfully achieved and surpassed its five year Strategic Plan target, reducing third party assets from the opening £258 billion position to end 2013 significantly below the original c.£40 billion target at £28 billion. Over the life of Non-Core this represents an overall reduction of £230 billion, or 89%.  This was achieved through a mixture of disposals, run-off and impairments. By the end of 2013, the Non-Core funded balance sheet was c.4% of the Group’s funded balance sheet compared with 21% when the division was created. RWAs have reduced from £171 billion to £29 billion, or 83%, over the life of Non-Core.

Third party assets were reduced by £29 billion, or 51%, during the year. Approximately £3.1 billion of the reduction was due to increased impairments as a result of the change in the future run-down/disposal plan for the remaining Non-Core assets under the transition to RCR.

2013 is the final reporting period for the Non-Core division. Approximately £12 billion of assets which were managed by Non-Core are to be returned to the relevant Core divisions, with the remaining assets transferring to RCR from 1 January 2014.

2013 compared with 2012
Third party assets declined by £29 billion, or 51%, reflecting run-off of £15 billion, disposals of £11 billion and impairments of £5 billion, of which £3.1 billion is driven by the new RCR strategy to exit these assets over a shorter timeframe than previous plans.

Risk-weighted assets were £31 billion lower, driven by disposals and run-off.

Operating loss of £5,527 million was £2,648 million higher than 2012, principally due to a £2,353 million increase in impairments. This was predominantly due to £3,118 million of 2013 impairments related to the creation of RCR, most significantly with £2,299 million in Ulster Bank and £742 million in International Banking, driven by the new RCR strategy to exit these assets over a shorter timeframe than previous plans, which has led to increased impairment losses on the non-performing assets.

Operating loss before impairment losses was £295 million higher with a reduction in net interest income of £343 million, £207 million additional disposal losses and £104 million further fair value writedowns offset by £506 million lower losses from trading activities.

The reduction in net interest income of £343 million was driven by a 31% fall in interest earning assets driven by run-off and disposals.

Headcount declined by 1,700, or 55% to 1,400 of which 1,000 relates to operations in India and Romania, reflecting divestment activity and run-off.

2012 compared with 2011
Third party assets declined by £35 billion, or 38%, largely reflecting disposals of £18 billion and run-off of £16 billion. The disposal of RBS Aviation Capital in Q2 2012 contributed c.£5 billion of this reduction.

Risk-weighted assets were £33 billion lower, principally driven by disposals, run-off and restructuring of existing positions.

An operating loss of £2,879 million was £1,340 million lower than 2011, principally due to lower impairments and expenses, partially offset by lower net interest income following run-off and disposals.

Impairment losses fell by £1,694 million to £2,223 million, with £1,366 million of this reduction from the Ulster Bank portfolio and £269 million from the real estate portfolio.

Income declined by £686 million as continued divestment and run-off reduced net interest income. Rental income was lower following the disposal of RBS Aviation Capital in Q2 2012.

Expenses were £332 million lower, driven by reduced headcount and lower operating lease depreciation, principally following the disposal of RBS Aviation Capital.

Headcount declined by 29% to 2,900 reflecting the divestment activity and run-off across the business.

Business review

RBS Capital Resolution
Background
In June 2013, in response to a recommendation by the Parliamentary Commission on Banking Standards, the UK Government announced it would review the case for an external ‘bad bank’, based on three objectives as originally outlined by the Chancellor:

•	accelerating the return of RBS to the private sector;
•	supporting the British economy; and
•	best value for the taxpayer.
Following this announcement, RBS worked closely with HM Treasury (‘HMT’) and its advisers to identify a pool of assets with particularly high long-term capital intensity, credit risk, low returns and/or potential stress loss in varying scenarios. The balance of this identified pool was £47 billion as at 30 June 2013. The pool was forecast to be c.£38 billion of assets as at 31 December 2013, which together with derivatives were forecast to attract c.£116 billion of RWA equivalents(1).

HMT published its report on 1 November 2013. The review concluded that the effort, risk and expense involved in the creation of an external bad bank could not be justified. It also concluded that “RBS’s existing provisions and levels of capital deducted suggested that projected future losses are appropriately covered”.

As a result, and in line with its new strategic direction set out on 1 November 2013, RBS announced the creation of RBS Capital Resolution (‘RCR’) to separate and wind down RBS’s high capital intensive assets. RCR will bring assets under common management and was established with the following principles:

•	removing risk from the balance sheet in an efficient, expedient and economic manner;

•	reducing the volatile outcomes in stressed environments; and

•	accelerating the release of capital through management and exit of the portfolio.

The RCR division created with effect from 1 January 2014 is of a similar size to the ex Non-Core division, but the assets were selected on a different basis and no direct comparisons should be drawn. RCR assets were selected on the basis of long term capital intensity whereas the Non-Core assets were selected based on five strategic tests.

Going forward, as part of its external reporting, the Group will provide comprehensive and transparent disclosures on the progress of RCR, including funding and capital employed and released. Furthermore, a Board Oversight Committee (‘BOC’) has been set up reporting directly to the Group Board, to report on adherence to asset management principles and recommend changes to strategy where appropriate. The BOC comprises a quorum of any two of the Chairman of the Group Board, the Senior Independent Director, the Chair of the Group Audit Committee and the Chair of the Board Risk Committee.

While there are inevitable uncertain market and execution risks associated with running down such assets, it is RBSs aspiration, subject to shareholder value, to remove most of these assets and capital from the balance sheet in three years. RCR will target a reduction in funded assets to c.£23 billion by the end of 2014; to between £15 billion and £11 billion by the end of 2015 and to less than £6 billion by the end of 2016. RCR is expected to be Common Equity Tier 1 (‘CET1’) accretive over its life and is neutral for shareholder value, taking into account future regulatory capital requirements.

The RCR pool of assets was forecast to be c.£38 billion and c.£116 billion RWAe at its inception on 1 January 2014 based on 30 June 2013 data. Since this forecast was made:

•
£4.6 billion of impairments and other adjustments were recorded in respect of non-performing and other assets as a result of the change in realisation strategy noted above, with capital impact of £37 billion RWAe. The increased impairments relate to certain of the impaired or non-performing assets transferred to RCR, and reflect the revised holding strategy which has led to adverse changes in our estimates of future cash flows.

•
there were materially higher levels of disposal activity and recoveries (£5 billion) in Non-Core than had been forecast based on 30 June 2013 data, with a capital impact of £14 billion reduction in RWAe.

In aggregate, these two factors reduced the opening funded assets by £9 billion to £29 billion and RWAe by £51 billion to £65 billion. This reduction is funded assets in the second half of the year, particularly the disposals, has also resulted in a corresponding decrease in the Group’s funding requirements.

At 1 January 2014, 48% of the portfolio’s funded assets are from Non-Core (excluding Ulster Bank), 17% from Ulster Bank (Core and Non-Core) and the remainder are from UK Corporate, International Banking and Markets.

£12 billion of assets with RWAe of £11 billion managed by Non-Core have been returned to the relevant Core divisions because they did not meet the risk and capital criteria for RCR.

RCR commenced on 1 January 2014 and its first results will be reported separately in the Group’s first quarter 2014 results.

Note:
(1)
RWA equivalent (RWAe) is an internal metric that measures the equity capital employed in divisions. RWAe converts both performing and non-performing exposures into a consistent capital measure, being the sum of the regulatory RWAs and the regulatory capital deductions, the latter converted to RWAe by applying a multiplier. The Group applies a CET 1 ratio of 10%, consistent with that used for divisional return on equity measure; this results in an FLB3 RWAe conversion multiplier of 10.

Business review

RBS Capital Resolution continued
Roll forward of funded assets
	Note	£bn
Estimated balance at 30 June 2013		46.8
Disposals	(a)	(6.0)
Run-off	(b)	(4.8)
Impairments	(c)	(5.2)
Other	(d)	(1.9)
Balance at 31 December 2013		28.9

Notes
(a)	disposals in the second half of the year, predominantly in Non-Core.
(b)	represents repayments and amortisations, partially offset by draw down of facilities across the portfolios.
(c)	includes all impairments in the second half of 2013, predominately in Non-Core, and reflects increased impairments relating to the creation of RCR and the related strategy.
(d)	other includes fair value adjustments, foreign exchange movements (£1.2 billion) and finalisation of the asset pool.

Roll forward of FLB3 RWAe
	Note	£bn
Estimated balance at 30 June 2013		136.8
Disposals	(a)	(11.9)
Run-off	(b)	(10.9)
Impairments	(c)	(45.1)
Other	(d)	(3.9)
Balance at 31 December 2013		65.0

Notes:
(a)	includes all aspects relating to disposals including associated removal of deductions from regulatory capital.
(b)	represents RWAe on repayments and amortisations, partially offset by draw down of facilities across the portfolios.
(c)	RWAe impairment charge.
(d)
other includes fair value adjustments; changes to inputs for RWA calculation (including LGD, PD, and slotting category); the implementation of a new RWA model or modification of an existing model approved by the PRA, foreign exchange movements and finalisation of the asset pool.

The £18 billion decrease in funded assets in the second half of the year resulted in a significantly higher reduction of £72 billion in RWAe. This was due to:

•
impairments of £5 billion recognised in the second half of 2013 resulted in a lower capital deduction for the excess of expected loss over provisions. Allowing for a restriction in provisions allowable against expected losses, the benefit was £4.5 billion or £45 billion of RWAe.

•	disposals of £6 billion resulting in RWAe of £12 billion
•	run-off of £5 billion with a corresponding RWAe of £11 billion

Capital deductions comprised expected losses less impairment provisions (31 December 2013 - £1,774 million; 30 June 2013 - £6,047 million) and allocation of defined pension fund deficit (31 December 2013 - £58 million; 30 June 2013 - £38 million).

Additional details are set out on the following pages.

Business review

RBS Capital Resolution continued
The impact of the revised strategy on key metrics of the Group are set out below.
	Group	RCR	Rest of the Group
	£bn	£bn	£bn
Funded assets
Non-Core	28.0	16.2	11.8
Ulster Bank	28.0	2.5	25.5
UK Corporate	105.0	5.3	99.7
International Banking	48.5	2.2	46.3
Markets	212.8	2.7	210.1
Other divisions	317.5	—	317.5
	739.8	28.9	710.9

Risk elements in lending	£m	£m	£m
Non-Core	19.0	17.2	1.7
Ulster Bank	8.5	3.8	4.7
UK Corporate	6.2	2.3	3.9
International Banking	0.5	0.5	—
Markets	0.3	0.3	—
Other divisions	4.9	—	4.9
	39.4	24.2	15.2

Impairment provision	£m	£m	£m
Non-Core	13.8	13.0	0.8
Ulster Bank	5.4	2.2	3.2
UK Corporate	2.8	0.9	1.9
International Banking	0.3	0.2	0.1
Markets	0.3	0.3	—
Other divisions	2.6	—	2.6
	25.2	16.6	8.6

Business review

RBS Capital Resolution continued
Estimated funded assets (third party assets excluding derivatives or TPA) and RWAe of RCR
Analysis of the funded assets and RWAe of RCR at 31 December 2013 and the related position at 30 June 2013 (the starting point for the identification of the portfolios of RCR), are set out below.

	Non-performing (1)					Performing (1)					Total
	Gross	Net			Capital	Gross	Net	RWAe		Capital	Gross	Net			Capital
	TPA	TPA	RWAe	RWA	deducts	TPA	TPA	RWAe	RWA	deducts (2)	TPA	TPA	RWAe	RWA	deducts
31 December 2013	£bn	£bn	£bn	£bn	£m	£bn	£bn	£bn	£bn	£m	£bn	£bn	£bn	£bn	£m
Non-Core	18.4	5.8	4.7	0.5	413	10.8	10.4	21.5	23.2	(170)	29.2	16.2	26.2	23.7	243
Core
Ulster Bank	3.9	1.8	6.3	0.2	610	0.8	0.7	1.9	1.9	3	4.7	2.5	8.2	2.1	613
UK Corporate	2.3	1.6	3.5	—	353	3.9	3.7	8.0	8.0	—	6.2	5.3	11.5	8.0	353
International Banking	0.5	0.4	1.8	—	178	1.9	1.8	4.5	4.3	23	2.4	2.2	6.3	4.3	201
Markets	0.4	0.1	0.9	—	91	2.6	2.6	11.9	8.6	331	3.0	2.7	12.8	8.6	422
Total Core	7.1	3.9	12.5	0.2	1,232	9.2	8.8	26.3	22.8	357	16.3	12.7	38.8	23.0	1,589

Total RCR	25.5	9.7	17.2	0.7	1,645	20.0	19.2	47.8	46.0	187	45.5	28.9	65.0	46.7	1,832

30 June 2013
Non-Core	22.3	11.8	39.4	2.2	3,716	17.9	17.9	31.6	38.4	(666)	40.2	29.7	71.0	40.6	3,050
Core
Ulster Bank	5.1	2.8	12.9	0.8	1,207	1.4	1.4	5.2	3.8	149	6.5	4.2	18.1	4.6	1,356
UK Corporate	2.9	2.5	7.9	—	762	4.6	4.6	12.3	9.6	265	7.5	7.1	19.9	9.6	1,027
International Banking	0.9	0.6	3.2	—	323	2.4	2.4	4.8	4.2	59	3.3	3.0	8.0	4.2	382
Markets	—	—	—	—	—	2.8	2.8	19.8	17.1	270	2.8	2.8	19.8	17.1	270
Total Core	8.9	5.9	23.7	0.8	2,292	11.2	11.2	42.1	34.7	743	20.1	17.1	65.8	35.5	3,035

Total RCR	31.2	17.7	63.1	3.0	6,008	29.1	29.1	73.7	73.1	77	60.3	46.8	136.8	76.1	6,085

Notes
(1)	Performing assets are those with an internal asset quality (AQ) of 1-9; and non-performing assets are in AQ 10 with a probability of default being 100%.
(2)	The negative capital deductions are a result of the latent loss provisions held in respect of the performing portfolio.

Business review

Consolidated balance sheet at 31 December 2013
	2013	2012*	2011*
	£m	£m	£m
Assets
Cash and balances at central banks	82,659	79,290	79,269
Net loans and advances to banks	27,555	29,168	43,870
Reverse repurchase agreements and stock borrowing	26,516	34,783	39,440
Loans and advances to banks	54,071	63,951	83,310
Net loans and advances to customers	390,825	430,088	454,112
Reverse repurchase agreements and stock borrowing	49,897	70,047	61,494
Loans and advances to customers	440,722	500,135	515,606
Debt securities subject to repurchase agreements	55,554	91,173	79,480
Other debt securities	58,045	66,265	129,600
Debt securities	113,599	157,438	209,080
Equity shares	8,811	15,232	15,183
Settlement balances	5,591	5,741	7,771
Derivatives	288,039	441,903	529,618
Intangible assets	12,368	13,545	14,858
Property, plant and equipment	7,909	9,784	11,868
Deferred tax	3,478	3,443	3,878
Prepayments, accrued income and other assets	7,614	7,820	10,976
Assets of disposal groups	3,017	14,013	25,450
Total assets	1,027,878	1,312,295	1,506,867

Liabilities
Bank deposits	35,329	57,073	69,113
Repurchase agreements and stock lending	28,650	44,332	39,691
Deposits by banks	63,979	101,405	108,804
Customers deposits	414,396	433,239	414,143
Repurchase agreements and stock lending	56,484	88,040	88,812
Customer accounts	470,880	521,279	502,955
Debt securities in issue	67,819	94,592	162,621
Settlement balances	5,313	5,878	7,477
Short positions	28,022	27,591	41,039
Derivatives	285,526	434,333	523,983
Accruals, deferred income and other liabilities	16,017	14,801	23,204
Retirement benefit liabilities	3,210	3,884	2,239
Deferred tax	507	1,141	1,945
Insurance liabilities	—	—	6,233
Subordinated liabilities	24,012	26,773	26,319
Liabilities of disposal groups	3,378	10,170	23,995
Total liabilities	968,663	1,241,847	1,430,814

Non-controlling interests	473	1,770	686
Owners’ equity	58,742	68,678	75,367
Total equity	59,215	70,448	76,053

Total liabilities and equity	1,027,878	1,312,295	1,506,867

*Restated - see page 105.

Business review
Commentary on consolidated balance sheet
2013 compared with 2012
Total assets of £1,027.9 billion at 31 December 2013 were down £284.4 billion, 22%, compared with 31 December 2012. This was driven by the downsizing of the Markets business, primarily reflected in decreases in loans to banks and customers, debt securities and derivatives balances, and a further decrease in loans and advances to banks and customers due to Non-Core disposals and run off.

Loans and advances to banks decreased by £9.9 billion, 15%, to £54.1 billion. Excluding reverse repurchase agreements and stock borrowing (‘reverse repos’), down £8.3 billion, 24%, to £26.5 billion, bank placings declined £1.6 billion, 6%, to £27.6 billion.

Loans and advances to customers declined £59.4 billion, 12%, to £440.7 billion. Within this, reverse repurchase agreements were down £20.1 billion, 29%, to £49.9 billion. Customer lending decreased by £39.3 billion, 9%, to £390.8 billion, or £35.2 billion to £416.0 billion before impairments. This reflected reductions in Non-Core of £19.9 billion, along with declines in International Banking, £6.2 billion, UK Corporate, £4.5 billion, Markets, £4.3 billion, Ulster Bank, £1.9 billion, UK Retail, £0.4 billion, Wealth, £0.3 billion, and US Retail & Commercial, £0.2 billion which included the impact of £0.7 billion of customer loans being transferred to assets of disposal groups at 31 December 2013.  These decreases were partially offset by the effect of exchange rate and other movements, £2.5 billion.

Debt securities were down £43.8 billion, 28%, to £113.6 billion, driven mainly by reductions within Markets and Group Treasury in holdings of UK and Eurozone government securities and financial institution bonds.

Equity shares decreased by £6.4 billion, 42%, to £8.8 billion due to the targeted run-down of Markets’ equities business.

Movements in the value of derivative assets, down £153.9 billion, 35%, to £288.0 billion, and liabilities, down £148.8 billion, 34% to £285.5 billion, primarily reflects upward shifts in major yield curves which resulted in significant mark-to-market decreases on interest rate contracts.

Property, plant and equipment decreased by £1.9 billion, 19%, to £7.9 billion driven largely by the disposal of Non-Core assets.

Intangible assets decreased by £1.2 billion, 9%, to £12.4 billion primarily as a result of the write-down of goodwill relating to the International Banking division at 31 December 2013.

The decrease in assets and liabilities of disposal groups, down £11.0 billion, 78%, to £3.0 billion, and £6.8 billion, 67%, to £3.4 billion respectively, primarily reflects the deconsolidation of Direct Line Group following the further sale of shares and ceding of control in 2013.  The remaining interest, classified as an associate, is included in assets of disposal groups at 31 December 2013. In addition, disposal groups include loans and deposits in Illinois branches for sale in US Retail & Commercial.

Deposits by banks decreased £37.4 billion, 37%, to £64.0 billion, with decreases in inter-bank deposits, down £21.7 billion, 38%, to £35.3 billion and repurchase agreements and stock lending (‘repos’), down £15.7 billion, 35%, to £28.7 billion, as a result of the Group’s lower funding requirements and reduced derivative cash collateral.

Customer accounts decreased £50.4 billion, 10%, to £470.9 billion. Within this, repos decreased £31.6 billion, 36%, to £56.5 billion.  Excluding repos, customer deposits were down £18.8 billion, 4%, at £414.4 billion, primarily reflecting decreases in International Banking, £6.9 billion, Markets, £4.8 billion, UK Corporate, £2.4 billion, Wealth, £1.7 billion,  Ulster Bank, £0.7 billion, US Retail & Commercial, £5.9 billion, which included the impact of £3.2 billion of customer deposits being transferred to liabilities of disposal groups at 31 December 2013, and the effect of exchange rate and other movements of £3.4 billion.  These decreases were partially offset by increases in UK Retail, £7.3 billion.

Debt securities in issue decreased £26.8 billion, 28%, to £67.8 billion due to lower funding requirements as a result of the reduction in the overall size of the balance sheet, with most of the reduction in medium term notes in issue.

Retirement benefit liabilities decreased by £0.7 billion, 17%, to £3.2 billion with net actuarial gains of £0.5 billion arising from improved asset returns and higher discount rates partly offset by an increase in the assumed inflation rate.  Additional employer contributions of £0.4 billion to the Group’s Main scheme also reduced retirement benefit liabilities.

Subordinated liabilities decreased by £2.8 billion, 10% to £24.0 billion, primarily as a result of the net decrease in dated loan capital with redemptions of £3.4 billion and the effects of exchange and other movements of £1.2 billion being partially offset by issuances of £1.8 billion.

Minority interests decreased by £1.3 billion, 73%, to £0.5 billion, predominantly due to the deconsolidation of Direct Line Group following the further sale of shares and ceding of control in 2013.

Owner’s equity decreased by £9.9 billion, 14%, to £58.7 billion, driven by the £9.0 billion attributable loss for the year together with movements in cash flow hedging reserves, £1.7 billion and foreign exchange reserves, £0.2 billion.  Partially offsetting these reductions were share issuances of £0.4 billion, the termination of the contingent capital facility, £0.3 billion, the recognition of actuarial gains in respect of the Group’s defined benefit pension schemes, net of tax, £0.2 billion and other reserve movements, £0.1 billion.

Business review
Commentary on consolidated balance sheet continued
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

Non-controlling interests increased by £1.1 billion, 158%, to £1.8 billion, predominantly due to the sale of 34.7% of the Group’s investment in Direct Line Group during the fourth quarter.

Owner’s equity decreased by £6.7 billion, 9%, to £68.7 billion, driven by the £6.1 billion attributable loss for the period together with movements in foreign exchange reserves, £0.9 billion, the recognition of actuarial losses in respect of the Group’s defined benefit pension schemes, net of tax, £1.8 billion, and other reserve movements of £0.2 billion. Partially offsetting these reductions were gains in available-for-sale reserves, £0.6 billion, and cash flow hedging reserves, £0.8 billion, share capital and reserve movements in respect of employee share schemes, £0.8 billion and other share issuances of £1.0 billion.

Business review

Cash flow	2013	2012*	2011*
	£m	£m	£m
Net cash flows from operating activities	(30,631)	(45,113)	3,325
Net cash flows from investing activities	21,183	27,175	14
Net cash flows from financing activities	(2,728)	2,017	(1,741)
Effects of exchange rate changes on cash and cash equivalents	512	(3,893)	(1,473)
Net (decrease)/increase in cash and cash equivalents	(11,664)	(19,814)	125

*Restated - see page 105.

2013
The major factors contributing to the net cash outflow from operating activities of £30,631 million were the decrease of £28,780 million in operating assets and liabilities, the net operating loss before tax of £8,066 million from continuing and discontinued operations, loans and advances written-off net of recoveries of £4,090 million and other provisions utilised of £2,066 million. These were partially offset by provisions for impairment losses of £8,432 million and other provisions charged net of releases £4,422 million.

Net cash inflows from investing activities of £21,183 million related to the net inflows from sales of securities of £19,211 million, the sale of property, plant and equipment of £1,448 million and net divestments of business interests and intangible assets of £1,150 million offset by net cash outflows from the purchase of property, plant and equipment of £626 million.

Net cash outflows from financing activities of £2,728 million relate primarily to the repayment of subordinated liabilities of £3,500 million and interest paid on subordinated liabilities of £958 million partly offset by the issue of subordinated liabilities of £1,796 million.

2012
The major factors contributing to the net cash outflow from operating activities of £45,113 million were the decrease of £48,736 million in operating assets and liabilities, the net operating loss before tax of £5,388 million from continuing and discontinued operations, loans and advances written off net of recoveries of £3,925 million and other non-cash items of £1,491 million. These were partially offset by the elimination of foreign exchange differences of £7,140 million, provisions for impairment losses of £5,283 million and depreciation and amortisation of £1,854 million.

Net cash inflows from investing activities of £27,175 million related to the net inflows from sales of securities of £26,092 million, the sale of property, plant and equipment of £2,215 million and divestments in business interests and intangible assets of £352 million offset by net cash outflows from the purchase of property, plant and equipment of £1,484 million.

Net cash inflows from financing activities of £2,017 million relate primarily to the issue of subordinated liabilities of £2,093 million and proceeds of non-controlling interests issued of £889 million partly offset by interest paid on subordinated liabilities of £746 million and dividends paid of £301 million.

2011
The major factors contributing to the net cash inflow from operating activities of £3,325 million were the elimination of foreign exchange differences of £2,702 million, depreciation and amortisation of £1,875 million and inflow from other items of £3,106 million, partially offset by the net operating loss before tax of £914 million from continuing and discontinued operations and the decrease of £3,444 million in operating assets and liabilities.

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

Business review

Capital resources
The following table analyses the Group's regulatory capital resources on a fully consolidated basis at 31 December as monitored by the Prudential Regulation Authority (PRA) for regulatory purposes.

	2013	2012	2011	2010	2009
	£m	£m	£m	£m	£m
Capital base
Tier 1 capital	50,626	57,135	56,990	60,124	76,421
Tier 2 capital	13,305	12,152	8,546	9,897	15,389
	63,931	69,287	65,536	70,021	91,810
Less: supervisory deductions	(272)	(2,487)	(4,828)	(4,732)	(4,565)
Total regulatory capital	63,659	66,800	60,708	65,289	87,245

Risk-weighted assets
Credit risk
- non-counterparty	291,100	323,200	344,300	385,900	513,200
- counterparty	22,300	48,000	61,900	68,100	56,500
Market risk	30,300	42,600	64,000	80,000	65,000
Operational risk	41,800	45,800	37,900	37,100	33,900
	385,500	459,600	508,100	571,100	668,600
Asset Protection Scheme relief	—	—	(69,100)	(105,600)	(127,600)
	385,500	459,600	439,000	465,500	541,000

Risk asset ratios	%	%	%	%	%
Core Tier 1	10.9	10.3	10.6	10.7	11.0
Tier 1	13.1	12.4	13.0	12.9	14.1
Total	16.5	14.5	13.8	14.0	16.1

It is the Group's policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the Group has regard to the supervisory requirements of the PRA. The PRA uses risk asset ratio (RAR) as a measure of capital adequacy in the UK banking sector, comparing a bank's capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are 'weighted' to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a Tier 1 component of not less than 4%. At 31 December 2013, the Group's total RAR was 16.5% (2012 - 14.5%) and the Tier 1 RAR was 13.1% (2012 -12.4%). For further information refer to Risk and Balance sheet management: Capital management on pages 187 to 203.

Business review

Analysis of balance sheet pre and post disposal groups
In accordance with IFRS 5 assets and liabilities of disposal groups are presented as a single line on the face of the balance sheet. As allowed by IFRS, disposal groups are included within risk measures in the Risk and balance sheet management section.

	2013			2012			2011
			Gross of			Gross of			Gross of
	Balance	Disposal	disposal	Balance	Disposal	disposal	Balance	Disposal	disposal
	sheet	groups (1)	groups	sheet	groups (2)	groups	sheet	groups (3)	groups
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	82,659	2	82,661	79,290	18	79,308	79,269	127	79,396
Net loans and advances to banks	27,555	22	27,577	29,168	2,112	31,280	43,870	87	43,957
Reverse repos	26,516	41	26,557	34,783	—	34,783	39,440	—	39,440
Loans and advances to banks	54,071	63	54,134	63,951	2,112	66,063	83,310	87	83,397
Net loans and advances to customers	390,825	1,765	392,590	430,088	1,863	431,951	454,112	19,405	473,517
Reverse repos	49,897	—	49,897	70,047	—	70,047	61,494	—	61,494
Loans and advances to customers	440,722	1,765	442,487	500,135	1,863	501,998	515,606	19,405	535,011
Debt securities	113,599	24	113,623	157,438	7,186	164,624	209,080	—	209,080
Equity shares	8,811	—	8,811	15,232	5	15,237	15,183	5	15,188
Settlement balances	5,591	—	5,591	5,741	—	5,741	7,771	14	7,785
Derivatives	288,039	1	288,040	441,903	15	441,918	529,618	439	530,057
Intangible assets	12,368	30	12,398	13,545	750	14,295	14,858	15	14,873
Property, plant and equipment	7,909	32	7,941	9,784	223	10,007	11,868	4,749	16,617
Deferred tax	3,478	1	3,479	3,443	—	3,443	3,878	—	3,878
Other financial assets	—	—	—	—	924	924	1,309	—	1,309
Prepayments, accrued income and
other assets	7,614	936	8,550	7,820	742	8,562	9,667	456	10,123
Assets of disposal groups	3,017	(2,854)	163	14,013	(13,838)	175	25,450	(25,297)	153
Total assets	1,027,878	—	1,027,878	1,312,295	—	1,312,295	1,506,867	—	1,506,867

Liabilities
Bank deposits	35,329	—	35,329	57,073	1	57,074	69,113	1	69,114
Repos	28,650	—	28,650	44,332	—	44,332	39,691	—	39,691
Deposits by banks	63,979	—	63,979	101,405	1	101,406	108,804	1	108,805
Customer deposits	414,396	3,273	417,669	433,239	753	433,992	414,143	22,610	436,753
Repos	56,484	—	56,484	88,040	—	88,040	88,812	—	88,812
Customer accounts	470,880	3,273	474,153	521,279	753	522,032	502,955	22,610	525,565
Debt securities in issue	67,819	—	67,819	94,592	—	94,592	162,621	—	162,621
Settlement balances	5,313	—	5,313	5,878	—	5,878	7,477	8	7,485
Short positions	28,022	—	28,022	27,591	—	27,591	41,039	—	41,039
Derivatives	285,526	1	285,527	434,333	7	434,340	523,983	126	524,109
Accruals, deferred income and
other liabilities	16,017	101	16,118	14,801	2,679	17,480	23,204	1,233	24,437
Retirement benefit liabilities	3,210	1	3,211	3,884	—	3,884	2,239	—	2,239
Deferred tax	507	—	507	1,141	—	1,141	1,945	—	1,945
Insurance liabilities	—	—	—	—	6,193	6,193	6,233	—	6,233
Subordinated liabilities	24,012	—	24,012	26,773	529	27,302	26,319	—	26,319
Liabilities of disposal groups	3,378	(3,376)	2	10,170	(10,162)	8	23,995	(23,978)	17
Total liabilities	968,663	—	968,663	1,241,847	—	1,241,847	1,430,814	—	1,430,814

For the notes to this table refer to the following page.

Business review

Analysis of balance sheet pre and post disposal groups continued

	2013			2012			2011
			Gross of			Gross of			Gross of
	Balance	Disposal	disposal	Balance	Disposal	disposal	Balance	Disposal	disposal
	sheet	groups (1)	groups	sheet	groups (2)	groups	sheet	groups (3)	groups
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Selected financial data
Gross loans and advances to
customers	415,978	1,774	417,752	451,224	1,875	453,099	473,872	20,196	494,068
Customer loan impairment provisions	(25,153)	(9)	(25,162)	(21,136)	(12)	(21,148)	(19,760)	(791)	(20,551)
Net loans and advances to
customers (4)	390,825	1,765	392,590	430,088	1,863	431,951	454,112	19,405	473,517

Gross loans and advances to banks	27,618	22	27,640	29,282	2,112	31,394	43,993	87	44,080
Bank loan impairment provisions	(63)	—	(63)	(114)	—	(114)	(123)	—	(123)
Net loans and advances to banks (4)	27,555	22	27,577	29,168	2,112	31,280	43,870	87	43,957

Total loan impairment provisions	(25,216)	(9)	(25,225)	(21,250)	(12)	(21,262)	(19,883)	(791)	(20,674)

Customer REIL	39,322	—	39,322	40,993	13	41,006	40,708	1,549	42,257
Bank REIL	70	—	70	134	—	134	137	—	137
REIL	39,392	—	39,392	41,127	13	41,140	40,845	1,549	42,394

Gross unrealised gains on debt
securities	1,541	—	1,541	3,946	230	4,176	4,978	—	4,978
Gross unrealised losses on debt
securities	(887)	—	(887)	(1,832)	(15)	(1,847)	(3,408)	—	(3,408)

Notes:
(1)	Primarily investment in associate (Direct Line Group) and Illinois branches of RBS Citizens.
(2)	Primarily Direct Line Group.
(3)	Primarily UK branch-based businesses, RBS Aviation Capital which was sold in 2012, and the remainder of RBS Sempra Commodities JV.
(4)	Excludes reverse repos.

Business review
Business review Risk and balance sheet management

Risk and balance sheet management
170	Risk governance
178	Risk appetite
187	Capital management
204	Liquidity and funding risk
222	Credit risk
263	Balance sheet analysis
313	Market risk
336	Country risk
349	Other risks

Business review Risk and balance sheet management

Risk governance
171	Governance structure
171	Risk management
172	Conduct and Regulatory Affairs
172	Business model
173	Risk events and lessons learned
174	Top and emerging risk scenarios
176	Stress testing

Business review Risk and balance sheet management

Presentation of information
Except as otherwise indicated by an asterisk (*), information in the Risk and balance sheet management section (pages 169 to 359) is within the scope of the Independent auditor’s report. Disclosures in this section include disposal groups in relevant exposures unless otherwise indicated. Refer to pages 167 and 168 for the Analysis of balance sheet pre and post disposal groups.

Risk governance*
Governance structure
The Group is committed to achieving the highest standards of corporate governance in every aspect of the business, including risk management.

A key aspect of the Group Board’s responsibility as the main decision-making body at Group level is the setting of Group risk appetite to ensure that the levels of risk the Group is willing to accept in the attainment of its strategic business and financial objectives are clearly understood.

The day-to-day management of risk in the Group is carried out through two independent risk management functions: RBS Risk Management and Group Conduct and Regulatory Affairs, which manage risk through independent oversight and challenge of both the customer-facing businesses and the support functions. These risk management functions provide an overarching risk control framework linked to the risk appetite of the Group. For further detail on risk appetite, refer to page 178.

To enable the Group Board to carry out its objectives, it delegates authority to various committees as required and appropriate. A number of key committees specifically consider risk across the Group:

Group Board - Sets and owns the Group’s risk appetite, which is cascaded across its divisions, functions and material legal entities. The Group Board also sets the Group’s strategic direction and carries out regular assessments to ensure that strategic plans are consistent with risk appetite.

Board Risk Committee - Provides oversight and advice on current and potential risk exposures, risk strategy and tolerance. The Committee also promotes a risk awareness culture within the Group.

Group Executive Committee - Operates under delegated authority from the Group Board and considers emerging issues material to both the Group’s strategy and risk exposures. The Group Executive Committee also oversees control frameworks.

Executive Risk Forum - Provides executive input to the Group Board and the Group Executive Committee on risk management issues such as risk appetite, risk policies and risk management strategies. It has full authority to act on all material and/or enterprise-wide risk and control matters across the Group and implements Group Board and Group Executive Committee risk management decisions.

Group Audit Committee - Reviews accounting policies, financial reporting and regulatory compliance practices of the Group, as well as its systems and standards of internal controls. It monitors the Group’s processes for internal audit and external audit and relationships with regulatory authorities. It operates under delegated authority from the Group Board.

Group Risk Committee - Oversees and acts on material and enterprise-wide risk and control matters across the Group. It reviews and challenges risks and limits across the functional areas. It reviews risks and issues on both a thematic and specific basis, focusing on forward-looking, emerging risks. It considers the overall risk profile across the Group and identifies any key issues for escalation to the Executive Risk Forum. It operates under delegated authority from the Executive Risk Forum.

In addition, functional risk committees ensure that effective risk control frameworks are in place and that limits are consistent with the Group’s risk appetite. Divisional executive committees develop, own and manage divisional risk appetites, ensuring that these are consistent with the Group’s targets.

Risk management
The Group Chief Risk Officer leads RBS Risk Management through the strategic setting and execution of its responsibilities. The Group Chief Risk Officer reports directly to the Group Chief Executive and the Board Risk Committee, with a right of access to the Chairman of the Board Risk Committee.

RBS Risk Management is designed to align as closely as possible with the customer-facing businesses and support functions while maintaining an appropriate level of independence. This underpins the Group’s approach to risk management and is reinforced through the Group by reporting lines from divisions to RBS Risk Management and from RBS Risk Management to senior executives, Boards and Committees.

In RBS Risk Management, the following Group risk functional heads report directly to the Group Chief Risk Officer and are responsible for Group-wide risk appetite and standards under their respective disciplines:

•	Group Head of Operational Risk;

•	Group Chief Credit Officer;

•	Head of Enterprise Risk Management;

•	Head of Global Country Risk; and

•	Chief Operating Officer, RBS Risk Management.

Risk management in divisions focuses on all material risks including credit, market, operational, regulatory, country and business risk (refer to pages 183 to 186 for further detail of these risks). Liquidity risk and the day-to-day management of liquidity and funding of the Group’s assets is Group Treasury’s responsibility (refer to page 205). Oversight of risk in divisions is the responsibility of the relevant divisional Chief Risk Officer (CRO), with input from the relevant Group risk function heads.

*unaudited

Business review Risk and balance sheet management

Risk governance* continued
Risk management continued
This involves ensuring:

•	All activities undertaken by the individual divisions are consistent with the Group’s risk appetite targets;

•	Group policies and resulting operating frameworks, including delegated authorities and limits, are complied with through effective monitoring and exception reporting; and

•	Operation of Group-wide risk processes such as the Group Policy Framework and the New Product Risk Assessment Process are effective.

Divisional CROs report directly to the Group Chief Risk Officer.

The Group Chief Risk Officer has direct involvement in the selection, appointment or removal of divisional CROs and Group risk function heads and also has responsibility for their ongoing performance assessment and management.

Divisions mirror the Group risk management structure: divisional executive committees are responsible for setting and managing their exposures in line with their risk appetite and within Group constraints. The divisional risk committees oversee risk exposures arising from divisional business activities and focus on ensuring that the associated risks are adequately monitored and controlled. The divisional CROs provide independent oversight of this process, with support from the Group Chief Risk Officer and Group risk function heads as appropriate. Additional challenge and oversight is provided by Group risk function heads on an ongoing basis and by divisional risk and audit committees on a periodic review basis. For a summary of the main risk types faced by the Group and how it manages each of them, refer to pages 182 to 186.

Conduct and Regulatory Affairs
Created in August 2013, by amalgamating Group Compliance (previously part of RBS Risk Management) and RBS Regulatory Affairs (formerly part of RBS Legal), Group Conduct and Regulatory Affairs is led by the Group Head of Conduct and Regulatory Affairs, who reports directly to the Group Chief Executive and the Board Risk Committee, with right of access to the Chairman of the Board.

The following functional heads report directly to the Group Head of Conduct and Regulatory Affairs, each of whom is responsible for the firm-wide risk appetite and standards of their respective disciplines: the Global Head of Compliance; the Global Head of Financial Crime; and the Director, RBS Regulatory Affairs.

A Chief Compliance Officer in each division (reporting to the Global Head of Compliance) provides advisory support to assist the divisions’ management of conduct, regulatory affairs and financial crime.

Three lines of defence
The three lines of defence is an industry-wide model for the management of risk, understood as a clear set of principles by which to implement a cohesive operating model across an organisation. The model’s main purpose is to define accountabilities and responsibilities for managing risk across the organisation.

1st line of defence - Business units including all business areas and functions are accountable for owning and managing the risks which exist in their area within a defined risk appetite and framework.

2nd line of defence - Independent monitoring and control functions, as well as Group Policy Standard owners, are accountable for owning and developing the risk and control frameworks and tools which the 1st line of defence uses to discharge its responsibilities. The 2nd line of defence must be appropriately independent from the business and accountable for overseeing and challenging the 1st line of defence on the effective management of its risks.

3rd line of defence - Group Internal Audit provides independent assurance on the appropriateness of the design and operational effectiveness of risk management and internal control processes that mitigate the Group’s key risks.

Business model
The Group is a bank serving approximately 24 million retail and corporate customers worldwide. UK Retail offers individuals a wide range of traditional retail banking and insurance products, including residential mortgages and credit cards, while UK Corporate provides both small businesses and large corporations with an extensive range of loan products and transactional services. Most of the customers of both divisions are located in the UK. Wealth provides both banking and investment services to high-net-worth individuals in the UK and overseas, while International Banking offers loan products and transactional services to corporations and financial institutions across a wide range of countries. Markets provides corporations and financial institutions in both the UK and overseas with investment banking products and services, helping them to hedge exposures to interest rate and foreign exchange risk. Markets also helps customers structure securitisation transactions and issue debt.

In addition, Ulster Bank and Citizens Bank, offer loan and investment products, as well as transactional services, to individuals and corporations. The customers of Ulster Bank are in Ireland while those of Citizens Bank are in the US. The Group delivers its products through a diverse array of channels, including extensive branch networks, in-store branches and call centres, in addition to online and mobile channels.

It is the aim of the Group to become a bank that customers, and all other stakeholders, can depend on. It intends to do so by focusing on its core retail and corporate customers in its main market of the UK. It plans to simplify its products and services as well as the processes it uses to deliver them, enhancing their appeal. Simplifying processes should also lower costs, enabling the bank to provide customers with better products and services at lower prices.

The Group’s main sources of earnings are interest income from lending and deposits and fee income from transactional and other services. Given the low interest rate environment in both the UK and the US, its net interest margin, that is, the difference between the interest it earns from lending and the interest it pays on deposits, has been under pressure. In order to offset this pressure, the Group is working to reduce costs and increase non-interest income.

*unaudited

Business review Risk and balance sheet management

Risk governance* continued
Business model continued
Over the last few years, the Group has either exited or sold a number of businesses in order to align its cost structure with its smaller scope and scale. In addition, it is reducing costs through rationalisation, integration and simplification. For example, UK Retail is rationalising its service delivery channels and simplifying the operations that support them, using the resulting cost savings to invest in new technology and providing additional channels for customers such as mobile banking. A number of other divisions are taking similar steps.

The Group’s activities expose it to a number of risks. The Group is pursuing a strategy of reducing the risks it takes while focusing on the delivery of products and services to a domestic customer base, giving rise to strategic risk. The delivery of all of its products and services exposes the Group to conduct risk, which has recently materialised in the form of fines and reputational damage, resulting from a failure to treat customers in line with their and other stakeholders’ expectations.

The Group also faces a range of other risks. As measured by risk-weighted assets (RWAs), the most significant of these is credit risk, which consists of counterparty and non-counterparty credit risk. Credit risk arises from its lending activities in all divisions. Counterparty credit risk arises from its security financing and derivative trading activities. This is concentrated in Markets.

RWAs by division

The second most significant source of risk is market risk, which arises from the Group’s trading activities (traded market risk) and from the impact of changes in market prices on the value of its other financial assets and liabilities (non-traded market risk). Traded market risk is concentrated in Markets while non-traded market risk is distributed across the Group and with the exception of US Retail & Commercial and Markets, these divisions transfer this risk to Group Treasury for management.

Operational risk, which arises from all of the Group’s business activities, is the third most significant source of risk as measured by RWAs. Its importance is increasing as a result of changes driven by regulation as well as the Group’s strategy.

The activities of several divisions, particularly Markets and International Banking, but also Ulster Bank and US Retail & Commercial, expose the Group to country risk.

Finally, through the activities of all its divisions, the Group is exposed to a range of other risks, including pension, business, regulatory and reputational.

Risk events and lessons learned
LIBOR related settlements
The Group reached settlements with the Financial Services Authority (FSA) in the United Kingdom, the United States Commodity Futures Trading Commission (CFTC) and the United States Department of Justice (DOJ) on 8 February 2013 in relation to investigations into submissions, communications and procedures around the setting of the London Interbank Offered Rate (LIBOR). The Group agreed to pay penalties of £87.5 million, $325 million and $150 million to the FSA, CFTC and DOJ respectively. As part of the settlement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement on one count of wire fraud relating to Swiss Franc LIBOR, and one count for an anti-trust violation relating to Yen LIBOR. RBS Securities Japan Limited also agreed to enter a plea of guilty to one count of wire fraud relating to Yen LIBOR.

Industry-wide investigations were made into the setting of certain benchmark rates across a range of currencies. Regulators found wrongdoing on the part of 21 RBS employees, predominantly in the setting of the bank's Yen and Swiss Franc LIBOR submissions.

*unaudited

Business review Risk and balance sheet management

Risk governance* continued
Risk events and lessons learned continued
Both before and after these findings were issued, management took action to strengthen significantly the systems and controls governing its LIBOR submissions: the Group created an independent and ring-fenced rate-setting team; all relevant staff were obliged to undertake a comprehensive training programme; and new preventative and detective controls put in place, including monitoring and statistical checking of submissions by independent personnel in the Group. A rate setting review board was also created to oversee the submission process.

For more information on LIBOR related settlements, refer to page 467.

Payment Protection Insurance
Since the judicial review decision in 2011, the Group has worked closely with both the Financial Conduct Authority and the Financial Ombudsman Service. It has invested considerable resources in ensuring that all Payment Protection Insurance (PPI) complaints are handled in a fair manner in line with regulatory requirements. The Group stopped selling PPI in 2010 and has since then made a number of changes to ensure fair customer outcomes and to ensure that the appropriate lessons are learned from PPI. These include substantially simplifying our retail product offering and sales processes (including, but not limited to, protection products), enhancing training for, and controls in relation to, customer advisers and improving management information on products sales. Our product design and approval processes are now also radically different from the time when PPI products were available to customers.

UK Retail and the wider Group are engaged in a wide-ranging conduct risk programme designed to ensure the focus of our culture is always on the customer and delivering good customer outcomes. While this is a long-term project, the Group is confident that it has already resulted in material changes to the way it conducts business.

For more information on PPI refer to page 471. For information on other litigation, investigations and reviews, refer to pages 466 to 474.

Top and emerging risk scenarios
As part of its risk management process, the Group identifies and monitors its top and emerging risk scenarios. These are events that, should they materialise, would lead to a significant unexpected negative outcome, thereby causing the Group as a whole, or a particular division, to fail to meet one or more strategic objectives. In assessing the potential impact of risk materialisation, the Group takes into account both financial and reputational considerations.

Management is concerned with a range of risk scenarios. However, a small number attracted particular attention from senior management during the past year. These were grouped into four broad categories:

•	Macroeconomic risks;
•	Conduct, regulatory and legal risks;
•	Risks related to the Group’s operations; and
•	Political risk.

Further information on these and other risks facing the Group is detailed in Risk factors on pages 513 to 526.

The Group’s top and emerging risks are as follows:

Macroeconomic risks

(i) Increased impairments arising from defaults in sectors to which the Group has concentrated exposures, particularly commercial real estate and shipping
The Group has material exposure to borrowers in a number of sectors, particularly shipping. This sector has experienced falling revenues and declining asset values. If global economic growth remains subdued, losses in these sectors may increase unexpectedly. Any such losses may be exacerbated by issues related to controls.

Impact on the Group
If borrowers default, the value of the Group’s collateral may prove inadequate to repay the associated debt, leading to increased impairments. UK Corporate is likely to be most affected.

Mitigants
Optimisation of the Group’s shipping and a significant proportion of commercial real estate portfolios is part of Capital Resolution Group strategy.

(ii) Increased impairments arising from a more severe than expected economic downturn
The Group’s return to profitability depends on the economic recovery of its major markets. If their recovery is slower than expected, the Group’s return to profitability and private ownership may also be deferred. All divisions could be affected.

Impact on the Group
A slower than expected recovery would likely result in lower revenues and income, and higher impairments. It could also result in higher operational losses. If such a downturn were prolonged, capital might also be negatively affected.

Mitigants
The Group develops business plans to take into account the possibility of slow economic growth and implemented strategies, such as cost reductions, to reduce its vulnerability.

(iii) An increase in the Group’s obligations to support pension schemes
The Group has established various pension schemes for its employees as a result of which it has incurred certain obligations as sponsor of these schemes. If economic growth stagnates and interest rates remain low as a result, the value of pension scheme assets may not be adequate to fund the pension schemes’ liabilities. All of the Group’s businesses are exposed to this risk.

Impact on the Group
As asset values were lower and liabilities higher when valued most recently, the Group may be required to set aside additional capital in support of the schemes. The amount of additional capital required depends on the size of the shortfall when the assets are valued as well as the efficacy, and acceptability to the regulator, of management actions undertaken to address it.

*unaudited

Business review Risk and balance sheet management

Risk governance* continued
Top and emerging risk scenarios continued
In addition, the Group may be required to increase its cash contributions to the schemes. Similarly, the amount of additional cash contributions that may be required depends on the size of the shortfall when the assets are valued. If interest rates fall further, the value of the schemes’ assets may decline while the value of their liabilities increases, leading to a need to increase cash contributions.

Mitigants
The trustee is responsible for the investment of the main scheme’s assets, which are held separately from the assets of the Group.

Conduct, regulatory and legal risks

(i) Increased conduct costs and reputational damage arising from a failure to achieve fair customer outcomes.
In order to achieve its strategic objectives, the Group must put the customer at the heart of its business.

Impact on the Group
Failure to do so would cause the Group to fail to achieve its strategic objectives, which would affect earnings, liquidity, capital and shareholder confidence adversely. The risk of failure affects all divisions.

Mitigants
In order to address this risk, during the year the Group continued to embed good conduct at the heart of the business to ensure fair outcomes for customers.

(ii) Losses or reputational damage arising from litigation
Given its diverse operations, the Group is exposed to the risk of litigation. For example, during the course of 2013, it was subject to shareholder litigation, securities related litigation, various class actions claims,  including those related to LIBOR and foreign exchange trading, and mass consumer claims such as those related to Payment Protection Insurance and interest rate hedging products. This risk affects all of the Group's divisions.

Impact on the Group
As a result of litigation, the Group may incur fines, be ordered to pay damages or other compensation, suffer reputational damage, or face limitations on its ability to operate. For example, in the case of LIBOR, the Group agreed to pay settlement penalties to resolve investigations by the European Commission into Yen LIBOR competition infringements and EURIBOR competition infringements.

Mitigants
The Group defends claims against it to the best of its ability and it co-operates fully with various governmental and regulatory authorities.

(iii) Increased costs arising from a failure to demonstrate compliance with existing regulatory requirements related to conduct, particularly with respect to mis-selling
The Group is subject to regulation governing the conduct of its business activities. For example, it must ensure that it sells its products and services only to informed customers. This affects all divisions.

Impact on the Group
If the Group sells products to uninformed customers, or fails to handle complaints well, it may be subject to fines, incur remediation costs or even be subject to criminal charges. It may also suffer significant damage to its reputation.

Mitigants
Although more work needs to be done to mitigate this risk, the Group has simplified some products and stopped offering others. Where appropriate, it has compensated purchasers of some products and services, such as payment protection insurance and certain interest rate hedging products. Future payments of such compensation would give rise to additional costs.

Risks related to the Group’s operations

(i) Increased losses arising from cyber attacks
The Group has experienced cyber attacks, which are increasing in frequency and severity across the industry. This risk affects all divisions.

Impact on the Group
A successful cyber attack could lead to fraudulent activity or the loss of customer data. The Group could experience significant losses as a result of the need to reimburse customers, pay fines or both. Furthermore, a successful cyber attack could cause significant damage to the Group’s reputation.

Mitigants
The Group has participated in an industry-wide cyber attack simulation. It has also initiated a large scale programme to improve controls over user access. In addition, it has reviewed its websites and taken steps to rationalise them, put additional anti-virus protections in place and taken steps to educate staff on information protection.

(ii) Increased losses arising from the failure of information technology systems
The Group’s information technology systems are vulnerable to failure. Because they are complex, recovering from failure is very challenging.

Impact on the Group
A failure of information technology systems could lead to the Group’s inability to process transactions or provide services to its customers. Should a failure not be rectified promptly, the Group might lose customers, be subject to fines, incur remediation costs or face legal action. Its reputation might also suffer.

Mitigants
The Group has launched a major investment programme to improve resilience, which has already had an impact. The Group has also enhanced its back up systems and created a ‘shadow bank’ capable of providing basic services in the event of need. Finally, the Group is improving the documentation of critical business functions.

*unaudited

Business review Risk and balance sheet management

Risk governance* continued
Top and emerging risk scenarios continued
 (iii) Increased costs arising from a failure to execute successfully major projects
The Group has a number of major projects underway, the successful conclusion of which is essential if it is to meet new regulatory and strategic requirements. These new requirements affect its organisational structure, its business strategies, its information technology systems, its operational processes and its product offerings. Given the number, scale and complexity of these projects, the Group may not complete them successfully, or at all. This affects all divisions.

Impact on the Group
If the Group does not complete these projects successfully, the interests of customers may be affected, necessitating customer redress. The Group may also incur regulatory fines, lose market share and suffer damage to its reputation.

Mitigants
The Group is working to implement change in line with its project plans while assessing the risks to implementation and taking steps to mitigate those risks where possible.

(iv) Increased costs due to an inability to recruit or retain suitable staff
The Group is undergoing significant organisational change, the result of a need to implement new business strategies and respond to a changing external environment. The pace of change, coupled with the associated uncertainty may cause experienced staff members to leave the Group and prospective staff members not to join. Although these risks concern all divisions, they particularly affect Markets and US Retail & Commercial.

Impact on the Group
If it cannot retain or attract the necessary staff members, the Group may be unable to implement its business strategies or meet regulatory requirements on time, or at all. It may also experience control failures. The Group’s reputation may suffer as a result.

Mitigants
The Group has communicated expected changes in its organisational structure to members of staff, implementing plans aimed at minimising unexpected staff losses. The Group is also working to develop and implement an enhanced recruitment strategy.

Political risks

The Group and the Royal Bank, its principal operating subsidiary, are both headquartered and incorporated in Scotland. The Scottish Government is holding a referendum in September 2014 on the question of Scottish independence from the UK. Although the outcome of the referendum is uncertain, subject to any mitigating factors, the uncertainties resulting from an affirmative vote in favour of independence would be likely to significantly impact the Group’s credit ratings and could also impact the fiscal, monetary, legal and regulatory landscape to which the Group is subject. Were Scotland to become independent, it may also affect Scotland’s status in the European Union.

The occurrence of any of the impacts above could significantly impact the Group’s costs and would have a material adverse effect on the Group’s business, financial condition, results of operations, and prospects.

Stress testing
Governance
Stress testing is the evaluation of a bank’s financial position under severe but plausible stress scenarios. Stress testing also refers to the broader framework under which these tests are developed, evaluated and used within the Group’s decision-making process in the context of the wider economic environment.

The Group’s stress testing framework is designed to embed stress testing as a key risk management technique into mainstream risk reporting, capital planning and business processes at divisional, legal entity and Group levels.

The Executive Risk Forum (refer to Risk governance on page 171 for further information) is the main body overseeing the Group's stress testing approach, processes and results. The forum is primarily responsible for reviewing and challenging the results of any Group-wide stress test and ensuring that, where necessary, appropriate management actions are undertaken.

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

Scenario selection
Stress test scenarios target both firm-wide vulnerabilities and negative global impacts. They consider a five year horizon and include stress projections for macroeconomic variables such as gross domestic product, unemployment rates, property prices, stock price indices, interest rates and inflation. The tests include a variety of scenarios, including some featuring an intensification of the eurozone’s sovereign debt problems.

Under one of them, there is a severe recession in the UK in 2013/2014, a sharp rise in unemployment and a marked fall in equity prices. There are downgrades of UK sovereign debt by two notches, and corresponding downgrades for UK banks, including the Group, leading to increased funding costs and lower levels of lending. As the economic environment deteriorates, there is market concern about losses in the banking sector.

Another test run in 2013 is a high inflation-no growth scenario. Inflationary pressures surge as a result of the growth in central bank balance sheets in recent years. Sovereign bond yields rise steeply as market sentiment sours, and there is a reduction in disposable income and corporate profits, leading to a global recession. Recovery begins only in late 2014. As the bank’s risk profile improves as a result of deleveraging, it should be better able to withstand extreme stress scenarios.

*unaudited

Business review Risk and balance sheet management

Risk governance* continued
Stress testing continued
Methodologies
Stress testing is part of the financial planning process and is conducted and presented to senior management semi-annually. Once simply conducted principally to meet regulatory requirements, it is now an integral part of enterprise risk management and used to assess the impact of business decisions on the Group's capital position.

As part of the financial planning and strategy cycle, stress tests are conducted by divisions and aggregated to produce firm-wide results. These stress tests are also used for monitoring divisional and Group risk appetite.

Risk-type specific stress testing is also conducted. For example, within the market risk management framework, a comprehensive programme of stress tests covers a variety of historical and hypothetical scenarios. Reverse stress testing, explicitly identifying and assessing scenarios most likely to render the bank’s business model unviable, is also conducted as required by the PRA. In order to cross the business model failure threshold, an instantaneous one year global shock of a similar scale as the 2008 financial crisis is required, but the impact of such a scenario is more likely to be felt over multiple years. Future revenues, and the gradual disposal of Non-Core assets, would partially offset losses, making failure much less likely.

Portfolios subject to review
Portfolio specific stress tests assess the reaction of key-focus portfolios to systemic shocks and individual risk factors to identify potential vulnerabilities, including risks that have not yet matured or are not yet visible. They assess the potential for outsized losses and the impact of rebalancing portfolios.

External stress tests
The Group also takes part in a number of external stress tests. In 2014 the Group will take part in the Bank of England’s concurrent stress test of the UK banking system, as well as an industry-wide external stress test conducted by the European Banking Authority on the European Union banking system.

*unaudited

Business review Risk and balance sheet management

Risk appetite
179	Strategic risk objectives
180	Risk appetite measures
180	- Divisional risk appetite statements
180	- Risk control frameworks and limits
181	Culture, values and remuneration
181	- Objectives for risk culture
181	- Risk culture policies
181	- Training
181	- Challenge mechanisms
181	- Risk-based key performance indicators
182	- Risk coverage

Business review Risk and balance sheet management

Risk appetite*
Risk appetite is both a key business tool and an integral part of the Group’s enterprise-wide approach to risk management. It is aligned with the Group’s strategic objectives, aiming to strike an optimal balance between building a sustainable risk profile and creating long-term value for the Group’s customers, investors and wider stakeholders. The risk appetite framework seeks to ensure that each business can withstand significant deteriorations in economic and market conditions.

The Group’s risk appetite is set and owned by the Group Board which identifies and establishes the level and types of risks the Group is able and willing to take in order to meet its:

•	Strategic objectives - the Group’s strategic plan is built on the core foundations of serving customers well, building a sustainable risk profile and creating long-term value for its shareholders; and

•	Wider obligations to stakeholders - a bank that is safe and sound and puts serving customers at the heart of its thinking will also perform well for its owners, employees, regulators and communities.

Risk appetite is cascaded and embedded across the Group. The risk appetite framework provides each business with a greater understanding of acceptable risk levels, aligning commercial strategies with the most effective use of financial resources, such as capital, funding and risk capacity. Risk appetite provides a solid platform that allows the Group to focus on its key business strengths and competitive advantages over the long term.

The Board Risk Committee reviews the Group’s risk appetite framework and targets on an annual basis to ensure they remain aligned with strategic objectives, business performance, emerging risks and changes in the external environment.

Strategic risk objectives
Risk management plays an integral role in the delivery of the Group’s strategic goal. The implementation of a stronger and more effective culture of risk management and control provides the platform necessary to address vulnerabilities, rebuild on core strengths and position the Group on a sustainable and profitable path for future growth.

Financial strength and resilience are at the heart of the Group’s strategic plan. The Group has defined this level of robustness as that which is capable of achieving and sustaining a standalone credit rating (i.e. without government support) that is in line with those of its strongest international peers.

Given this central aim, in 2009 the Group Board set out four key strategic objectives, aligned with the Group’s strategic plan.

•	Maintain capital adequacy. To ensure that the Group has sufficient capital resources to meet regulatory requirements and to cover the potential for unexpected losses in its asset portfolio.

•
Deliver stable earnings growth. To ensure that strategic growth is based around a longer-term risk versus reward consideration, with significantly lower volatility in underlying profitability than was seen during the financial crisis.

•
Ensure stable and efficient access to funding and liquidity. To ensure that the Group has sufficient funding to meet its obligations, taking account of the constraint that some forms of funding may not be available when they are most needed.

•
Maintain stakeholder confidence. To ensure that stakeholders have confidence in the Group’s recovery plan, its ability to deliver its strategic objectives and the effectiveness of its business culture and operational controls.

Each objective is essential in its own right, but also mutually supportive of the others. The strategic risk objectives are the bridge between the Group-level business strategy and the frameworks, limits and tolerances that are used to set risk appetite and manage risk in the business divisions on a day-to-day basis.

*unaudited

Business review Risk and balance sheet management

Risk appetite* continued
Risk appetite measures
Risk appetite starts with the strategic goals and risk philosophy set by the Group Board and is cascaded through key targets, limits and risk tolerances that influence decision making, from the enterprise-wide to the transactional level.

The risk appetite framework is based on four main pillars:

•
Risk envelope metrics - The Group has set sustainable business goals over a medium-term horizon, including a target for the capital ratio, leverage ratio, loan:deposit ratio, liquidity portfolio and use of wholesale funding. These are the broad boundaries within which the Group operates. Non-Core division also acts as a primary driver for reducing risk and the size of the balance sheet.

•
Quantitative risk appetite targets - Risk appetite is also aligned with potential risk exposures and vulnerabilities under severe but plausible stress conditions. Quantitative targets, to be met under stress conditions, are set around the Group’s strategic risk objectives for maintaining capital adequacy, delivering stable earnings growth and ensuring stable and efficient access to funding and liquidity.

•
Qualitative risk appetite targets - The fourth strategic risk objective of maintaining stakeholder confidence covers qualitative aspects relating to the culture of risk management and controls and meeting stakeholder expectations. Risk appetite is based around identified expectations across a range of stakeholders (e.g. customers, employees, investors and the general public) and is closely aligned with key risk policies and controls (e.g. the Group Policy Framework, conduct risk and reputational risk).

•
Risk control frameworks and limits - Risk control frameworks set detailed tolerances and limits for material risk types (e.g. credit risk, market risk, conduct risk and operational risk) that are used to manage risk on a day-to-day basis. These limits support and are required to be consistent with the high-level risk appetite targets.

The framework is supported by a programme of communication, engagement and training rolled out across the Group to embed a wide understanding of the purpose and value of an effective risk appetite.

Risk appetite supports value creation in a safe sustainable way. It is embedded within the annual planning and budgeting process. Business strategies are designed on the basis of key value drivers (e.g. customer franchises, income and profit generation, synergies) and whether they fit within agreed risk appetite boundaries. A range of different but complementary tools have been developed to measure whether strategic plans are consistent with risk appetite, to test broader ‘what if’ questions and to assess the impact of changes in key assumptions:

•
Integrated stress testing - assesses how earnings, capital and funding positions change under an unfavourable, yet plausible, scenario. Stress scenarios can differ by theme, geographical location or severity.

•	Economic capital - provides complementary insights, with a breadth of understanding of risk profile changes and ‘tail risks’ generated by stimulating millions of different scenarios.

•
Sensitivity analysis - provides ‘ready reckoners’ around changes in key variables. It provides a high-level view on questions such as ‘what if gross domestic product worsened by a further 1%’, identifying certain tipping points where the Group’s risk profile moves outside appetite.

More effective processes for reporting the results have also been developed, presenting the Board and senior management with a more holistic and dynamic view of key risk exposures.

Divisional risk appetite statements
Risk appetite is set at the Group level then cascaded and embedded across all business areas. Each division is required to develop, own and manage a risk appetite statement aligned with the Group’s risk appetite and:

•	Covers all identified material risks;

•	Enables each business to understand its acceptable levels of risk; and

•	Ensures that commercial strategies are aligned with the use of available financial resources.

By setting a clear risk appetite and embedding a strong risk culture throughout its businesses, the Group can identify, measure and control risk exposures and respond effectively to shocks. Each division is responsible for ensuring its strategic plans are consistent with its approved risk appetite.

Risk control frameworks and limits
Risk control frameworks and their associated limits are an integral part of the risk appetite framework and a key part of embedding risk appetite targets in day-to-day risk management decisions. The risk control frameworks manage risk concentrations on a ‘bottom-up’ basis through portfolio and product limit setting, expressing a clear tolerance for material risk types that is aligned to business activities. These are aligned with a ‘top-down’ approach via a calibration of their aggregate contribution with the Group’s risk appetite targets (i.e. earnings volatility, capital and liquidity consumption and impact on stakeholder confidence).

The Group Policy Framework directly supports the qualitative aspects of risk appetite, helping to rebuild and maintain stakeholder confidence in the Group’s risk control and governance. Its integrated approach is designed to ensure that an appropriate standard of control is set for each of the material risks the Group faces, with an effective assurance process put in place to monitor and report on performance. Risk appetite has its own policy standard within the Group Policy Framework that sets out clear roles and responsibilities to measure, cascade and report performance against risk appetite, as well as to provide assurances that business is being conducted within approved risk limits and tolerances.

*unaudited

Business review Risk and balance sheet management

Risk appetite* continued
Culture, values and remuneration
Objectives for risk culture
Risk culture plays a key role in the Group’s ambition to build “a really good bank”. A strong risk culture is a key part of ensuring risk appetite is effectively embedded across the Group. The link between risk appetite and strategic objectives encourages people at all levels of the business to think about risk, how they identify it and how they manage it. It incorporates the quantitative and qualitative aspects of risk and uses both absolute and relative risk measures.

Risk culture policies
The Group’s values - of “serving customers well”, “working together”, “doing the right thing” and “thinking long term” - act as a clear starting point for a strong and effective risk culture. A wide range of communication and engagement activities (detailed below) has been undertaken to discuss the meaning of each value with employees and how they affect and guide day-to-day activities.

The embedding of the Group’s values into a strong risk culture is supported by a revised and more focused Code of Conduct. The Code provides guidance on expected behaviour and sets out the standards of conduct that support the Group’s values. It explains the effect of decisions that are taken and describes the principles that must be followed.

These business principles cover conduct related issues as well as wider business activities. They focus on desired outcomes, with practical guidelines to align the Group’s values with its commercial strategy and actions. The embedding of business principles facilitates sound decision making and a clear focus on good customer outcomes in ‘the moments that matter’. It is aligned with the people management and remuneration processes to support a positive and strong risk culture through appropriate incentive structures.

Training
Across the risk management function, a series of events and activities have been undertaken to ‘bring alive’ the Group’s values and culture for employees. This is supported by performance management processes that hold individuals to account for poor behaviour and reward the behaviour that supports our purpose, visions and values.

Challenge mechanisms
A simple decision making guide (called the “YES check”) has been included within the Code of Conduct. It is a simple, intuitive set of five questions, designed to ensure the values guide day-to-day decisions:

•	Does what I am doing keep our customers and the Bank safe and secure?

•	Would customers and colleagues say I am acting with integrity?

•	Am I happy with how this would be perceived on the outside?

•	Is what I am doing meeting the standards of conduct required?

•	In five years time would others see this as a good way to work?

Each question is a prompt to think about the situation and how it fits with the Group’s values. It ensures that employees can think through decisions that don’t have a clear answer, guiding the judgements behind their decisions and actions.

Risk-based key performance indicators
The Group’s policy standards require all current Code Staff roles to use a balanced scorecard approach to performance management. This ensures recognition of the longer-term business requirements and a balance between financial and non-financial metrics, including an evaluation of adherence to internal controls and risk management. Since 2011, all Code Staff roles have had specific risk objectives in their performance plan.

Unvested awards are subject to clawback and may be reduced, or forfeited in full, at the discretion of the Group Performance and Remuneration Committee. For Code Staff roles, the Committee can apply clawback if the company, business area and team, or the individual subsequently incurs significant loss (either financial or reputational), or if the Group as a whole suffers a material failure of risk management or material downturn in its financial performance.

Awards to employees under the Group's long-term incentive plan are subject to financial and operational measures and an underlying requirement for effective risk management during the performance period.

The Group Performance and Remuneration Committee has put in place a Group-wide remuneration policy which is explicitly aligned with effective risk management. Performance is a key input into the determining of remuneration levels. Group and divisional plans and targets are aligned with the risk appetite and the long-term interests of the Group, as determined by the Board. These targets are the basis of Group Executive members’ objectives, which are approved by the Group Performance and Remuneration Committee. These objectives are then cascaded through the divisions and functions.

There is significant focus on risk in performance assessment with all executives and Code Staff receiving specific risk feedback through an independent “360-degree” feedback process. As part of the line manager’s assessment of individual performance divisional control functions, including risk, provide independent input to the line manager.

*unaudited

Business review Risk and balance sheet management

Risk appetite* continued
Risk coverage
The Group continued to strengthen its approach to risk management amid a challenging and ever-changing external environment in 2013. Areas of progress included:

•
The completion of the phased roll-out of the Group's conduct risk policies and of a more effective operating model, supported by the development and delivery of awareness initiatives and targeted training;

•	The implementation of the enhanced country risk appetite framework, including top-down risk appetite, and of enhanced assurance processes;

•	The introduction of a new integrated operating model for managing regulatory developments, which combines divisional and functional teams to leverage expertise more effectively; and

•	Further strengthening of the Group’s credit risk management framework.

The main risk types faced by the Group are presented below, together with a summary of the key areas of focus and how the Group managed these risks in 2013. In preparing disclosures related to these risks, the Group has considered the recommendations of the Enhanced Disclosure Task Force issued in October 2012. A summary of the recommendations and list of disclosures that meet these recommendations has been included on page 557.

Risk type	Definition	Features	How the Group manages risk and the focus in 2013
Capital adequacy risk	The risk that the Group has insufficient capital.
Arises from: Inefficient management of capital resources.

Character and impact: Characterised typically by credit risk losses.

It has the potential to disrupt the business if there is insufficient capital to support business activities. It also has the potential to cause the Group to fail to meet regulatory requirements. Group capital and earnings may be affected, impairing the activities of all divisions.

The Group’s Core Tier 1 ratio on a Basel 2.5 basis was 10.9% and on a fully loaded Basel III (FLB3) basis was 8.6% at 31 December 2013. The Group is targeting a FLB3 Common Equity Tier 1 ratio of c.11% by the end of 2015 and 12% or above by the end of 2016. The timely run-down of RCR and the successful divestment of Citizens are key to the achievement of the Group’s capital plans.

Refer to the Capital management section on pages 187 to 203 for further information.

Liquidity and funding risk	The risk that the Group is unable to meet its financial liabilities as they fall due.
Arises from: The Group’s day-to-day operations.

Character and impact: Dependent on company-specific factors such as maturity profile and composition of sources and uses of funding, the quality and size of the liquid asset buffer as well as broader market factors, such as wholesale market conditions alongside depositor and investor behaviour.

It has the potential to cause the Group to fail to meet regulatory liquidity requirements, become unable to support normal banking activity or at worst cease to be a going concern.  Adverse impact on customer and investor confidence in the Group and the wider financial system is also possible.

Liquidity and funding metrics continued to strengthen with short-term wholesale funding of £32.4 billion, covered more than four times by a liquidity portfolio of £146.1 billion. Liquidity coverage and net stable funding ratios also improved.

Refer to the Liquidity and funding risk section on pages 204 to 221 for further information.

*unaudited

Business review Risk and balance sheet management

Risk appetite*: Risk coverage continued

Risk type	Definition	Features	How the Group manages risk and the focus in 2013
Credit risk	The risk of financial loss due to the failure of a customer, or counterparty, to meet its obligation to settle outstanding amounts.
Arises from: Deterioration of the credit quality of customers or counterparties of the Group, leaving them unable to meet their contractual obligations.

Character and impact: Losses can vary materially across portfolios and may include the risk of loss due to the concentration of credit risk related to a specific product, asset class, sector or counterparty.

It has the potential to affect adversely the Group’s financial performance and capital.

During 2013, loan impairment charges were £8.4 billion, of which £4.5 billion related to the creation of RCR and the related strategy. Excluding the increased impairments related to RCR, loan impairment losses fell by £1.4 billion. Impairment provisions covered risk elements in lending of £39.4 billion by 64%, up from 52% a year earlier. Credit risk RWAs fell by 16% to £313.4 billion, within which counterparty risk RWAs more than halved to £22.3 billion, reflecting risk reduction and core product focus in Markets as well as Non-Core disposals and run-off.

Credit risk is managed using a suite of credit approval, risk concentration, early warning and problem management frameworks as well as associated risk management tools.

The focus in 2013 was on the calibration of the credit control framework to align with Group risk appetite targets and the enhancement of existing Basel models.

Refer to the Credit risk and Balance sheet analysis sections on pages 222 to 312 for further information.

Market risk
The risk of loss arising from fluctuations in interest rates, credit spreads, foreign currency rates, equity prices, commodity prices and other risk-related factors such as market volatilities that may lead to a reduction in earnings, economic value or both.

Arises from: Adverse movements in market prices.

Character and impact: Characterised by frequent small losses, which are material in aggregate, and infrequent large material losses due to stress events.

It has the potential to materially affect financial performance in Markets, International Banking, Non-Core and Group Treasury where the Group has the majority of its exposures. The Group’s non-trading activities in retail and commercial businesses can also be affected through interest rate risk and foreign exchange non traded exposures.

During 2013, the Group continued to reduce its risk exposures. Average trading value-at-risk (VaR) decreased significantly from £97 million to £79 million, reflecting risk reduction and capital management focus. De-risking within the rates business and improvements in the capture of valuation adjustment risks within the counterparty exposure management desk in Markets helped reduce VaR in the first half of 2013. Ongoing reductions in the asset-backed securities inventory drove down the risk even further in the second half of 2013.

Refer to the Market risk section on pages 313 to 335 for further information.

*unaudited

Business review Risk and balance sheet management

Risk appetite*: Risk coverage continued

Risk type	Definition	Features	How the Group manages risk and the focus in 2013
Country risk	The risk of losses occurring as a result of either a country event or unfavourable country operating conditions.
Arises from: Sovereign events, economic events, political events, natural disasters or conflicts.

Character and impact: Primarily present in credit portfolios of Markets, International Banking, Ulster Bank (Ireland), Group Centre (mainly Treasury), US Retail & Commercial and Non-Core.

It has the potential to affect parts of the Group’s credit portfolio that are directly or indirectly linked to the country in question.

The Group Country Risk Committee manages country risk matters including: risk appetite; risk management strategy and framework; risk exposure and policy; sovereign ratings; sovereign loss given default rates; and country Watchlist colours, with escalation where needed to the Executive Risk Forum.

Regular, detailed reviews are carried out on all portfolios to ensure their composition remains in line with the Group’s country risk appetite and reflects economic and political developments.

A country risk Watchlist process identifies emerging issues and assists in the development of mitigation strategies. In 2013, the scope of this process was widened to include all countries with Group exposure.

Balance sheet exposure to eurozone periphery countries continued to fall, and was down by 11% to £52.9 billion at the end of 2013, of which 70% related to Ireland, primarily reflecting exposures in Ulster Bank.

Refer to the Country risk section on pages 336 to 348 for further information.

Conduct risk	The risk that the conduct of the Group and its staff towards its customers, or within the markets in which it operates, leads to reputational damage and/or financial loss.
Arises from: Breaches of regulatory rules or laws, resulting from the Group’s retail or wholesale conduct; or from failing to meet customers’ or regulators’ expectations of the Group.

Character and impact: Failures in product design, training and competence, complaint handling and transaction reporting can lead to an increase in complaints, compensation claims and regulatory censure.

It has the potential to affect earnings (through loss of customer confidence and sales), as well as capital and liquidity (including regulator imposed fines for inappropriate conduct). It also affects the confidence of other key Group stakeholders, such as private and institutional shareholders, regulators and governments.

Conduct risk is managed through the Group’s Conduct Risk Committee, under delegated authority from the Executive Risk Forum. The Committee is responsible for governance, leadership and risk appetite.

The focus in 2013 was on placing conduct risk at the centre of the Group’s philosophy and on completing the development of the risk framework. Promoting understanding of conduct issues and ensuring compliance with regulations and rules are priorities for the Group.

Refer to the Conduct risk section on pages 350 and 351 for further information.

*unaudited

Business review Risk and balance sheet management

Risk appetite*: Risk coverage continued

Risk type	Definition	Features	How the Group manages risk and the focus in 2013
Pension risk
The risk to a firm caused by its contractual or other liabilities to, or with respect to, its pension schemes, whether established for its employees or for those of a related company or otherwise. It also means the risk that the firm will make payments or other contributions to, or with respect to, a pension scheme because of a moral obligation, or because the firm considers that it needs to do so for some other reason.

Arises from: Variation in value of pension scheme assets and liabilities owing to changes to life expectancy, interest rates, inflation, credit spreads, and equity and property prices.

Character and impact: Pension schemes’ funding positions can be volatile due to the uncertainty of future investment returns and the projected value of schemes’ liabilities. The Group might have to make financial contributions to, or with respect to, its pension schemes.

It has the potential to adversely affect the Group’s funding and capital requirements.

The Group’s Pension Risk Committee considers the Group’s view of pension risk, mechanisms that could be used for managing pension risk and the financial strategy implications of the pension schemes as well as reviewing fund performance. The Committee reports to the Group Asset and Liability Committee on the material pension schemes that the Group is obliged to support.

In 2013, various pension risk stress testing initiatives were undertaken, focused both on internally defined scenarios and on scenarios designed to meet integrated PRA stress testing requirements.

Refer to the Pension risk section on pages 351 and 352 for further information.

Operational risk	The risk of loss resulting from inadequate or failed processes, people, systems or from external events.
Arises from: The Group’s day-to-day operations and is relevant to every aspect of the Group’s business.

Character and impact: May be financial in nature (characterised by either frequent small losses or infrequent material losses), or may lead to direct customer and/or reputational impact (for example, a major IT systems failure or fraudulent activity).

It has the potential to affect the Group’s profitability and capital requirements directly, as well as stakeholder confidence.

Operational risk is managed by the Operational Risk Executive Committee. It is responsible for identifying and managing emerging operational risks, and for reviewing and monitoring operational risk profile strategies and frameworks, ensuring they are in line with risk appetite.

In 2013, the focus was on continued implementation and embedding of risk assessments across the Group, including the strengthening of links between risk assessments and other elements of the Group operational risk framework. In addition, risk assessments were increasingly used to identify single points of failure.

Refer to the Operational risk section on pages 353 to 355 for further information.

Regulatory risk
The risk of material loss or liability, legal or regulatory sanctions, or reputational damage, resulting from the failure to comply with (or adequately plan for changes to) relevant official sector policy, laws, regulations, or major industry standards, in any location in which the Group operates.

Arises from: The Group’s regulatory, business or operating environment, and in how it responds to these.

Character and impact: The crystallisation of regulatory risk can result in adverse impacts on the Group’s customers, strategy, business, financial condition or reputation, for instance, through the failure to provide appropriate protections to customers, or from regulatory enforcement or other interventions.

It has the potential to adversely impact the Group’s customers, strategy, business, financial condition or reputation.

The management of regulatory (as well as conduct) risk is overseen by the Conduct and Regulatory Affairs function.

The Group’s existing Compliance and Regulatory Affairs teams were brought together in the second half of 2013, following the creation of the role of Group Head of Conduct and Regulatory Affairs. The Conduct and Regulatory Affairs function has responsibility for setting Group-wide policy and standards, providing advice to the business and ensuring controls are effective for managing regulatory affairs, compliance and financial crime risks across all businesses.

Other enhancements were also made during 2013 included the creation of a more centralised approach to assurance activities and the introduction of a new ‘Centres of Excellence’ model for the management of regulatory developments, bringing together divisional and functional resources to manage issues more effectively.

Refer to the Regulatory risk section on page 355 and 356 for further information.

*unaudited

Business review Risk and balance sheet management

Risk appetite*: Risk coverage continued

Risk type	Definition	Features	How the Group manages risk and the focus in 2013
Reputational risk	The risk of brand damage and/or financial loss due to a failure to meet stakeholders’ expectations of the Group.
Arises from: Actions taken (or, in some cases, not taken) by the Group, as well as its wider policies and practices.

Character and impact: Can result in an inability to build or sustain customer relationships, in low staff morale, in regulatory censure, or in reduced access to funding.

The reputational risk framework is aligned with the Group’s focus on serving customers well, strategic objectives and the risk appetite goal of maintaining stakeholder confidence.

In 2013, the environmental, social and ethical risk management function was set up to address the reputational risk associated with the clients the Group chooses to do business with. It sets policy and provides guidance to avoid reputational risk relating to business engagements and lending to clients in sensitive industry sectors.

Refer to the Reputational risk section on pages 356 and 357 for further information.

Business risk	The risk of losses as a result of adverse variance in the Group’s revenues and/or costs relative to its business plan and strategy.
Arises from: Internal factors such as volatility in pricing, sales volumes and input costs, and/or by external factors such as exposure to macroeconomic, regulatory and industry risks.

Character and impact: Can lead to adverse changes in revenues and/or costs.

It has the potential to directly affect the Group’s profitability and capital requirements, as well as stakeholder confidence.

The Group Board has ultimate responsibility for business risk through the achievement of the Group’s business plan. The primary responsibility for divisional financial performance rests with the divisional CEO supported by divisional Executive Committee and functions.

In 2013, the management and measurement of business risk was enhanced with an increased focus on stress testing.

The Group responded to business risk challenges by focusing on the management of net interest margin in order to sustain and grow revenues. In addition, it introduced cost management programmes to deliver substantial savings.

Refer to the Business risk section on pages 357 and 358 for further information.

Strategic risk	The risk that the Group will make inappropriate strategic choices, or that there will be changes in the external environment to which the Group fails to adapt its strategies.	Arises from: the Group’s management of its strategy. Character and impact: Varied losses affecting earnings, capital, liquidity and customer and stakeholder confidence. Can affect all divisions.
The Group is focusing on reducing strategic risk following a wide-ranging review to analyse core activities and formulate an appropriate plan, including rationalisation where necessary, to address the business challenges of the next five years.

The successful execution of this strategy is set against a background of increasing regulatory demands and scrutiny as well as a challenging macroeconomic environment. Successful and timely execution of the strategy will be key to the future success of the Group.

Refer to the Strategic risk section on pages 358 and 359 for further information.

Political risk	The risk to the Group’s business and operations of the referendum on Scottish independence.
During 2013 the focus on the question of potential Scottish independence from the UK heightened, and the Scottish government will be holding a referendum in September 2014. A vote in favour of Scottish independence would be likely to impact the Group’s costs and could also impact the fiscal, legal and regulatory landscape to which the Group is subject. Were Scotland to become independent, it may also affect Scotland’s status in the European Union.

*unaudited

Business review Risk and balance sheet management

Capital management
188	Definition
188	2013 overview
188	Regulatory developments
188	Governance
189	Economic capital
190	Capital resources
195	Estimated leverage ratio
197	Risk-weighted assets
200	Reconciliation between accounting and regulatory consolidation
201	Balance sheet to exposure at default bridge
202	RWA density

Business review Risk and balance sheet management

Capital management*
Definition
The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements, and operates within an agreed risk appetite. The appropriate level of capital is determined based on the dual aims of: (i) meeting minimum regulatory capital requirements; and (ii) ensuring the Group maintains sufficient capital to uphold customer, investor and rating agency confidence in the organisation, thereby supporting the business franchise and funding capacity.

2013 overview
The Group reported a Core Tier 1 ratio of 10.9% as at 31 December 2013. On a fully loaded Basel III basis, the Group’s equivalent Common Equity Tier 1 (CET1) ratio was 8.6%.

The Group’s Core Tier 1 ratio is higher than at the end of 2012 despite absorbing changes to credit model parameters and in the face of challenging economic headwinds and continuing costs of de-risking. This has been achieved through a continued focus on reshaping the Group’s use of capital with the Group announcing in November 2013 management actions to accelerate the building of its capital strength. The measures include creation of an internal 'bad bank' to accelerate the run-down of high risk assets of £29 billion funded assets at the end of 2013.

Faster run-down of high risk assets entails accelerated and increased impairments and other adjustments in the fourth quarter of 2013, but the capital impact of this is significantly reduced by a commensurate reduction in expected loss capital deductions. The management strategy will result in a strengthening of the Group's capital ratios in the medium term.

The Group continues to target a fully loaded Basel III CET1 ratio of c.11% by the end of 2015 and 12% or above by the end of 2016.

The Group has announced plans to accelerate the divestment of RBS Citizens. Preparations for a partial initial public offering in 2014 are on track and the Group intends to fully divest the business by the end of 2016, benefiting CET1.

The Group continues to meet the minimum leverage ratio under both the Basel III and Capital Requirements Regulation (CRR) bases.

Focus for the Group remains on active de-risking of the balance sheet to meet strategic objectives, demonstrated in the leverage exposure measure by Non-Core asset disposal and run-off, and the downsizing of Markets business.

Regulatory developments
CRD IV
The European Union has implemented the Basel III proposals through the CRR and the Capital Requirements Directive (CRD), collectively known as CRD IV. CRD IV was implemented on 1 January 2014. The European Banking Authority’s technical standards which will provide clarification of the CRD IV, are still to be finalised through adoption by the European Commission and implemented within the UK.

The Prudential Regulatory Authority (PRA) announced the acceleration of the end state rules for CET1 capital, whereby from 1 January 2014 the calculation is now closely aligned with the fully loaded definition. There will be no transitional arrangements applied to the prudential filters or regulatory deductions with the exception of unrealised gains on available for sale debt and equity which will be incorporated from 1 January 2015.

CRD IV and Basel III will impose a minimum CET1 ratio of 4.5% of RWAs. There are three buffers which will affect the Group: the capital conservation buffer set at 2.5%; the counter-cyclical capital buffer (up to 2.5% of RWAs), to be applied when macroeconomic conditions indicate areas of the economy are over-heating; and the Global-Systemically Important Bank buffer currently set at 1.5% for the Group. The regulatory target capital requirements will be phased in and are expected to apply in full from 1 January 2019, in the meantime using national discretion the PRA can apply a top-up. As set out in the PRA’s Supervisory Statement SS3/13, the Group and other major UK banks and building societies are required to meet a CET1 ratio of 7% after taking into account certain adjustments set by the PRA.

PRA guidance indicates that from 1 January 2015, the Group must meet at least 56% of its Pillar 2A capital requirement with CET1 capital and the balance with Additional Tier 1 capital. The Pillar 2A capital requirement is the additional capital that the Group must hold, in addition to meeting its Pillar 1 requirements in order to comply with the PRA’s overall financial adequacy rule.

Subordinated debt instruments which do not meet the new eligibility criteria will be grandfathered on a reducing basis over ten years.

Governance
Governance and approach
The Group Asset and Liability Management Committee (GALCO) is responsible for ensuring the Group maintains adequate capital at all times. The Capital and Stress Testing Committee (CAST) is a cross-functional body driving and directing integrated risk capital activities including determination of the amount of capital the Group should hold, how and where capital is allocated and planning for actions that would ensure that an adequate capital position would be maintained in a stressed environment. These activities have linkages to capital planning, risk appetite and regulatory change. CAST reports through GALCO and comprises senior representatives from Risk Management, Group Finance and Group Treasury. Target capital ratios are set and monitored by the PRA for the Group. Management of capital is achieved by supervision of forecast capital and RWA over a five year time horizon.

Pillar 3
The Group’s Pillar 3 disclosures provide additional analysis of exposure at default and credit risk measures such as credit risk mitigation, counterparty credit risk and provisions and their associated RWAs under the various Basel II approaches.

*unaudited

Business review Risk and balance sheet management

Capital management* continued
Governance continued
Determining appropriate capital
The Group’s own determination of sufficient capital is derived from the desired credit rating, risk appetite and reflects the current and emerging regulatory requirements of the Group. It is evaluated through both internally and externally defined stress testing to identify potential changes in capital ratios in a range of scenarios.

Basel II requires RWAs to be calculated for credit, market and operational risk with various approaches available to banks, with differing levels of sophistication. The minimum capital requirement is calculated as 8% of RWAs.

The Group identifies the management and recovery actions that could be applied in stress environments. These form an important part of the capital management approach and the contingency planning arrangements, complementing the established buffers.

Monitoring and maintenance
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

Minimising surplus profits and capital
The Group has a process in place which requires surplus distributable profits of all Group subsidiaries, after making allowance for sufficient capital to support current and prospective growth in the following half-year, to be repatriated by way of a dividend on a half yearly basis and paid in cash before the period end. Surplus is defined as subsidiary capital of more than £1 million in excess of the regulatory minimum for UK banks and in accordance with the Group's policy, including capital buffers, or the industry specific/overseas regulatory requirements. However, fungibility of capital is subject to the approval of the local regulator.

Capital allocation
Capital resources are allocated to the Group’s businesses based on key performance parameters agreed by the Group Board in the annual strategic planning process. Principal among these is a profitability metric, which assesses the effective use of the capital allocated to the business. Projected and actual return on equity is assessed against target returns set by the Group Board. The allocations also reflect strategic priorities, the intensity of regulatory capital use and the usage of other key Group resources such as balance sheet liquidity and funding.

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

The divisions use return on capital metrics when making pricing decisions on products and transactions, to ensure customer activity is appropriately aligned with Group and divisional targets and allocations.

The PRA uses the risk asset ratio as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its RWAs (the assets and off-balance sheet exposures are weighted to reflect the inherent credit and other risks).

Economic capital
Economic capital is an internal measure of the risks to which the Group is exposed and is used as a supplement to other risk and capital tools, such as stress testing and regulatory capital. The measure includes risk exposures for credit, market, business, operational, pension, fixed asset and interest rate risk in the banking book. These models capture risks not fully addressed within the Pillar 1 regulatory framework e.g. concentration, pension, interest rate, business risk and diversification.

The characteristics of the models are consistent across risks, business lines and throughout the economic cycle, but are also flexible to allow outcomes to be employed for a number of purposes e.g. severity level/confidence interval, time horizon and correlations. Models have been developed internally but are subject to rigorous governance including external benchmarking, independent validation and extensive internal review and challenge. Models are regularly reviewed and continue to be updated for new data sources and improvements in risk modelling methodology.

The ability to change severity levels supports management of earnings  volatility and capital risk. Economic models are used in the Internal Capital Adequacy Assessment Process, assessing risk profiles within the risk appetite framework, functional risk management e.g. credit exposures at both Group and business levels, assessing business line profitability on a risk adjusted basis and the management and allocation of capital.

*unaudited

Business review Risk and balance sheet management

Capital management* continued
Capital resources
The Group’s capital, RWAs and risk asset ratios, on the basis of current rules (Basel 2.5) and CRR or fully loaded Basel III (FLB3), calculated in accordance with PRA definitions, are set out below.

Current rules	2013	2012	2011
Capital	£bn	£bn	£bn
Core Tier 1	42.2	47.3	46.3
Core Tier 1 (excluding Asset Protection Scheme (APS) in 2011)	42.2	47.3	49.1
Tier 1	50.6	57.1	57.0
Total	63.7	66.8	60.7

RWAs by risk
Credit risk
- non-counterparty	291.1	323.2	344.3
- counterparty	22.3	48.0	61.9
Market risk	30.3	42.6	64.0
Operational risk	41.8	45.8	37.9
	385.5	459.6	508.1
APS relief	—	—	(69.1)
	385.5	459.6	439.0

Risk asset ratios	%	%	%
Core Tier 1	10.9	10.3	10.6
Core Tier 1 (excluding APS in 2011)	10.9	10.3	9.7
Tier 1	13.1	12.4	13.0
Total	16.5	14.5	13.8

Estimated FLB3 (1)	2013	2012
CET1 capital	£36.8bn	£37.9bn
RWAs	£429.1bn	£494.6bn
CET1 ratio	8.6%	7.7%
Leverage ratio	3.5%	3.1%

Note:
(1)	Calculated on the basis disclosed on page 194.

Key points
•
Core Tier 1 capital ratios, under current rules and the fully loaded Basel III basis, improved by 60 basis points and 90 basis points respectively in the year. The benefit of lower RWAs was partially offset by the significant attributable loss for the year. The establishment of RCR and the related impairments reduced the ratios by c.10 basis points and c.20 basis points respectively.

•
RWA decreases under current rules were primarily in Markets (£36.8 billion) as a result of balance sheet and risk reduction, and in Non-Core (£31.2 billion) reflecting disposal of capital intensive portfolios and run-off.

*unaudited

Business review Risk and balance sheet management

Capital management* continued
Capital resources continued
Current capital resources and CRR capital estimate
A reconciliation between capital as reported under the current basis (Basel 2.5), transitional basis (PRA) and full basis (final CRR) is set out below.

Although the CRR text has been finalised, many of the Regulatory Technical Standards (RTS) are still draft. The finalisation of these could have a material impact in a number of areas such as the scope of the deduction for insignificant financial holdings. Further guidance is provided by the European Banking Authority through published Q&A.

The ‘year 1 transitional basis’ applies the rules as if 2013 was year 1 of the transition period. The full basis shows the same calculation based on a complete implementation of CRR. This is based on the Group’s interpretation of the current rules and guidance.

In the first year of transition, the regulatory adjustments will be calculated under the new rules. The CRR deductions are determined by applying the transitional percentage (20% in year 1)(1). The residual balance will be deducted according to the current rules, except where the PRA has specified a different treatment.

The Group is well advanced in its preparations to comply with the new requirements. Given the phasing of both capital requirements and target levels, in advance of needing to comply with the fully loaded end state requirements, the Group will have the opportunity to continue to generate additional capital from earnings and take management actions to mitigate the impact of CRD IV.

The Group’s CET1 ratio on a fully loaded basis at 31 December 2013, based on its interpretation of the rules is estimated at 8.6%(1).

The actual impact of CRD IV on capital ratios may be different as the requirements and related technical standards have not yet been finalised and will ultimately be subject to application by local regulators. The actual impact will also be dependent on required regulatory approvals and the extent to which further management action is taken prior to implementation.

Note:
(1)
The PRA issued its consultative paper on implementing CRD IV (PS7/13) in December 2013. Under the draft proposals, there would be no transition in respect of the changes to the prudential filters and deductions from CET1. These proposals came into effect from 1 January 2014.

*unaudited

Business review Risk and balance sheet management

Capital management* continued
Capital resources continued
	2013			2012			2011
	Current	Transitional	Full	Current	Transitional	Full	Current
	basis	basis	basis	basis	basis	basis	basis
	(Basel 2.5)	(PRA)	(final CRR)	(Basel 2.5)	(draft CRR)	(draft CRR)	(Basel 2.5)
	£m	£m	£m	£m	£m	£m	£m
Shareholders’ equity (excluding non-controlling interests)
Shareholders' equity	58,742	58,742	58,742	68,678	68,678	68,168	75,367
Preference shares - equity	(4,313)	(4,313)	(4,313)	(4,313)	(4,313)	(4,313)	(4,313)
Other equity instruments	(979)	(979)	(979)	(979)	(979)	(979)	(979)
	53,450	53,450	53,450	63,386	63,386	62,876	70,075
Non-controlling interests
Non-controlling interests	473	—	—	1,770	1,770	1,770	686
Regulatory adjustments to non-controlling interests	—	—	—	(1,367)	(1,367)	(1,770)	(259)
	473	—	—	403	403	—	427
Regulatory adjustments and deductions
Own credit	726	601	601	691	691	493	(2,634)
Defined benefit pension fund adjustment	362	(172)	(172)	913	(144)	(144)	—
Net unrealised AFS losses	308	—	—	346	346	—	957
Cash flow hedging reserve	84	84	84	(1,666)	(1,666)	(1,666)	(879)
Other regulatory adjustments	(103)	(55)	(55)	(197)	—	—	571
Deferred tax assets	—	(2,260)	(2,260)	—	(323)	(3,231)	—
Prudential valuation adjustments	—	(781)	(781)	—	(310)	(310)	—
Qualifying deductions exceeding Additional Tier 1 (AT1) capital	—	—	—	—	(8,420)	—	—
Goodwill and other intangible assets	(12,368)	(12,368)	(12,368)	(13,545)	—	(13,956)	(14,858)
50% of expected losses less impairment provisions	(19)	(1,731)	(1,731)	(1,904)	—	(6,154)	(2,536)
50% of securitisation positions	(748)	—	—	(1,107)	—	—	(2,019)
50% of APS first loss	—	—	—	—	—	—	(2,763)
	(11,758)	(16,682)	(16,682)	(16,469)	(9,826)	(24,968)	(24,161)

Core Tier 1 capital	42,165	36,768	36,768	47,320	53,963	37,908	46,341

Other Tier 1 capital
Preference shares - equity	4,313	—	—	4,313	—	—	4,313
Preference shares - debt	911	—	—	1,054	—	—	1,094
Innovative/hybrid Tier 1 securities	4,207	—	—	4,125	—	—	4,667
Qualifying Tier 1 capital and related share premium subject to
phase out from AT1 capital	—	5,831	—	—	4,571	—	—
Qualifying Tier 1 capital included in consolidated AT1 capital
issued by subsidiaries and held by third parties	—	1,749	—	—	4,042	—	—
	9,431	7,580	—	9,492	8,613	—	10,074
Tier 1 deductions
50% of material holdings (1)	(976)	—	—	(295)	—	—	(340)
Tax on expected losses less impairment provisions	6	—	—	618	—	—	915
Other regulatory adjustments	—	—	—	—	(17,033)	—	—
	(970)	—	—	323	(17,033)	—	575
Qualifying deductions exceeding AT1 capital	—	—	—	—	8,420	—	—

Total Tier 1 capital	50,626	44,348	36,768	57,135	53,963	37,908	56,990

For the note to this table refer to the following page.

*unaudited

Business review Risk and balance sheet management

Capital management*: Capital resources continued
	2013			2012			2011
	Current	Transitional	Full	Current	Transitional	Full	Current
	basis	basis	basis	basis	basis	basis	basis
	(Basel 2.5)	(PRA)	(final CRR)	(Basel 2.5)	(draft CRR)	(draft CRR)	(Basel 2.5)
	£m	£m	£m	£m	£m	£m	£m
Qualifying Tier 2 capital
Undated subordinated debt	2,109	—	—	2,194	—	—	1,838
Dated subordinated debt - net of amortisation	12,436	—	—	13,420	—	—	14,527
Qualifying items and related share premium	—	4,431	3,582	—	2,774	7,292	—
Qualifying own funds instruments issued by
subsidiaries and held by third parties	—	9,374	5,151	—	12,605	5,185	—
Unrealised gains on AFS equity shares	114	—	—	63	—	—	108
Collectively assessed impairment provisions	395	—	—	399	399	399	635
Non-controlling Tier 2 capital	—	—	—	—	—	—	11
	15,054	13,805	8,733	16,076	15,778	12,876	17,119

Tier 2 deductions
50% of securitisation positions	(748)	—	—	(1,107)	—	—	(2,019)
50% of standardised expected losses less impairment provisions	(25)	—	—	(2,522)	(3,077)	—	(3,451)
50% of material holdings (1)	(976)	—	—	(295)	—	—	(340)
50% of APS first loss	—	—	—	—	—	—	(2,763)
	(1,749)	—	—	(3,924)	(3,077)	—	(8,573)

Total Tier 2 capital	13,305	13,805	8,733	12,152	12,701	12,876	8,546

Supervisory deductions
Unconsolidated investments
- Direct Line Group (1)	—	—	—	(2,081)	—	—	(4,354)
- Other investments	(36)	—	—	(162)	—	—	(239)
Other deductions	(236)	—	—	(244)	—	—	(235)
	(272)	—	—	(2,487)	—	—	(4,828)
Total regulatory capital	63,659	58,153	45,501	66,800	66,664	50,784	60,708

The table below analyses the movement in Core Tier 1, Other Tier 1 and Tier 2 capital on a Basel 2.5 basis during the year ended 31 December 2013.

				Supervisory
	Core Tier 1	Other Tier 1	Tier 2	deductions	Total
	£m	£m	£m	£m	£m
At 1 January 2013	47,320	9,815	12,152	(2,487)	66,800
Attributable loss net of movements in fair value of own credit	(8,961)	—	—	—	(8,961)
Share capital and reserve movements in respect of employee share schemes	200	—	—	—	200
Ordinary shares issued	264	—	—	—	264
Foreign exchange reserve	(217)	—	—	—	(217)
Foreign exchange movements	—	(93)	(106)	—	(199)
Actuarial gains recognised in retirement benefit schemes (net of tax)	200	—	—	—	200
Termination of contingent capital facility	320	—	—	—	320
Increase in non-controlling interests	70	—	—	—	70
Decrease/(increase) in capital deductions (1)	2,244	(1,293)	2,175	2,215	5,341
Decrease in goodwill and intangibles	1,177	—	—	—	1,177
Defined benefit pension fund	(551)	—	—	—	(551)
Dated subordinated debt issues	—	—	1,862	—	1,862
Dated subordinated debt maturities, redemptions and amortisation	—	—	(2,666)	—	(2,666)
Other movements	99	32	(112)	—	19
At 31 December 2013	42,165	8,461	13,305	(272)	63,659

Note:
(1)	From 1 January 2013 material holdings in insurance companies are deducted 50% from Tier 1 and 50% from Tier 2.

*unaudited

Business review Risk and balance sheet management

Capital management* continued
Capital resources continued
The table below analyses the movement in CET1 and Tier 2 capital on a FLB3 basis during the year ended 31 December 2013.

	CET1	Tier 2	Total
	£m	£m	£m
At 1 January 2013	37,908	12,876	50,784
Attributable loss net of movements in fair value of own credit	(8,887)	—	(8,887)
Share capital and reserve movements in respect of employee share schemes	200	—	200
Ordinary shares issued	264	—	264
Nominal value of B shares	510	—	510
Foreign exchange reserve	(217)	—	(217)
Foreign exchange movements	—	(106)	(106)
Actuarial gains recognised in retirement benefit schemes (net of tax)	200	—	200
Termination of contingent capital facility	320	—	320
Decrease in goodwill and intangibles	1,588	—	1,588
Defined benefit pension fund	(28)	—	(28)
Deferred tax assets	971	—	971
Excess of expected loss over impairment provisions	4,423	—	4,423
Grandfathered instruments	—	(3,121)	(3,121)
Dated subordinated debt issues	—	1,862	1,862
Dated subordinated debt maturities, redemptions and amortisation	—	(2,666)	(2,666)
Prudential valuation adjustments (PVA)	(471)	—	(471)
Other movements	(13)	(112)	(125)
At 31 December 2013	36,768	8,733	45,501

Notes:
General:
In accordance with the PRA’s Policy Statement PS7/13 issued in December 2013 on the implementation of CRD IV, all regulatory adjustments and deductions to CET1 have been applied in full (i.e. no transition) with the exception of unrealised gains on AFS securities which will be included from 2015.

CRD IV and Basel III will impose a minimum CET1 ratio of 4.5% of RWAs. There are three buffers which will affect the Group: the capital conservation buffer set at 2.5%; the counter-cyclical capital buffer (up to 2.5% of RWAs), to be applied when macroeconomic conditions indicate areas of the economy are over-heating; and the Global-Systemically Important Bank buffer currently set at 1.5% for the Group. The regulatory target capital requirements will be phased in and are expected to apply in full from 1 January 2019, in the meantime using national discretion the PRA can apply a top-up. As set out in the PRA’s Supervisory Statement SS3/13, the Group and other major UK banks and building societies are required to meet a CET1 ratio of 7% after taking into account certain adjustments set by the PRA.

PRA guidance indicates that from 1 January 2015, the Group must meet at least 56% of its Pillar 2A capital requirement with CET1 capital and the balance with Additional Tier 1 capital. The Pillar 2A capital requirement is the additional capital that the Group must hold, in addition to meeting its Pillar 1 requirements in order to comply with the PRA’s overall financial adequacy rule.

Estimates, including RWAs, are based on the current interpretation, expectations, and understanding of the CRR requirements, anticipated compliance with all necessary enhancements to model calibration and other refinements, as well as further regulatory clarity and implementation guidance from the UK and EU authorities. The actual CRR impact may differ from these estimates when the final technical standards are interpreted and adopted.

Capital base:
(1)	Includes the nominal value of B shares (£0.5 billion) on the assumption that RBS will be privatised in the future and that they will count as permanent equity in some form by the end of 2017.
(2)
The PVA, arising from the application of the prudent valuation requirements to all assets measured at fair value, has been included in full in line with the guidance from the PRA and uses methodology discussed with the PRA pending the issue of the final RTS by the European Banking Authority. The full amount of the applicable PVA has been included in provisions in the determination of the deduction for expected losses.

(3)
Where the deductions from AT1 capital exceed AT1 capital, the excess is deducted from CET1 capital. The excess of AT1 deductions over AT1 capital in year one of transition is due to the application of the current rules to the transitional amounts.

(4)
Insignificant investments in equities of other financial entities (net): long cash equity positions are considered to have matched maturity with synthetic short positions if the long position is held for hedging purposes and sufficient liquidity exists in the relevant market. All the trades are managed and monitored together within the equities business.

(5)
Based on current interpretations of the final draft of the RTS on credit risk adjustments, issued in July 2013, the Group’s standardised latent provision has been reclassified to specific provision and is therefore no longer included in Tier 2 capital.

Risk-weighted assets:
(1)	Current securitisation positions are shown as risk-weighted at 1,250%.
(2)	RWA uplifts include the impact of credit valuation adjustments and asset valuation correlation on banks and central counterparties.
(3)	RWAs reflect implementation of the full internal model method suite, and include methodology changes that took effect immediately on CRR implementation.
(4)	Non-financial counterparties and sovereigns that meet the eligibility criteria under CRR are exempt from the credit valuation adjustments volatility charges.
(5)	The CRR final text includes a reduction in the risk-weight relating to small and medium-sized enterprises.

*unaudited

Business review Risk and balance sheet management

Capital management* continued
Estimated leverage ratio
The Basel III agreement introduced a leverage ratio as a non-risk based backstop limit intended to supplement the risk-based capital requirements. It aims to constrain the build up of excess leverage in the banking sector, introducing additional safeguards against model risk and measurement errors.

The PRA’s Supervisory Statement SS3/13 also states that the Group and the other major UK banks and building societies are expected to maintain a 3% end point Tier 1 leverage ratio, after taking into account the adjustments required by the PRA.

The transitional period for the introduction of this ratio started with a supervisory monitoring period in 2011, with a parallel run period from January 2013 to December 2017. A minimum ratio of 3% is applied initially. The requirement is expected to be included in Pillar 1 from January 2018.
The Basel III leverage percentages are lower than those currently reported, primarily due to changes in methodology relating to the inclusion of potential future exposure on derivatives and undrawn commitments. In addition, inclusion or exclusion of grandfathered capital instruments can result in material differences.

The leverage ratios set out below are based on:

•	Tier 1 capital as set out in the final CRR text; and

•
Exposure measure calculated using the final CRR text as well as the December 2010 Basel III text; further specificity being sourced from the instructions in the July 2012 Quantitative Impact Study and the related Frequently Asked Questions.

The estimated leverage ratio, based on the Basel Committee on Banking Supervision (BCBS) proposal issued in January 2014, is detailed below.
	2013				2012
Estimated leverage ratio		Tier 1				Tier 1
	Exposure	capital		Leverage	Exposure	capital		Leverage
	£bn	£bn	Leverage	%	£bn	£bn	Leverage	%
CRR basis:
Transitional measure	1,062.1	44.3	24x	4.2	1,205.2	54.0	22x	4.5
Full end point measure	1,062.1	36.8	29x	3.5	1,202.3	37.9	32x	3.1

Basel III basis:
Transitional measure	1,093.5	44.3	25x	4.1	1,225.8	54.0	23x	4.4
Full end point measure	1,093.5	36.8	30x	3.4	1,222.9	37.9	32x	3.1

BCBS basis:
Transitional measure	1,082.0	44.3	24x	4.1	1,239.8	54.0	23x	4.4
Full end point measure	1,082.0	36.8	29x	3.4	1,236.9	37.9	33x	3.1

Key points
•	The Group’s estimated leverage ratios, under both the CRR and Basel III texts, as well as the recently issued BCBS proposal are above 3%.

•
Estimated leverage ratios on all full end point measure bases improved during the year reflecting downsizing in Markets and Non-Core as well as risk reduction and portfolio focus ahead of CRR implementation.

•
The PRA Policy Statement PS7/13 requires an acceleration of the CRR transitional approach for computing the capital base. Thus the majority of CET1 capital deductions will apply with immediate effect. This causes a year-on-year reduction of around £10 billion in Tier 1 capital, causing the reduction in transitional measure leverage ratios.

*unaudited

Business review Risk and balance sheet management

Capital management* continued
Estimated leverage ratio continued
	2013			2012
	CRR	Basel III	BCBS	CRR	Basel III	BCBS
	basis	basis	basis	basis	basis	basis
Exposure measure	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	82.7	82.7	82.7	79.3	79.3	79.3
Debt securities	113.6	113.6	113.6	157.4	157.4	157.4
Equity shares	8.8	8.8	8.8	15.2	15.2	15.2
Derivatives	288.0	288.0	288.0	441.9	441.9	441.9
Loans and advances to banks and customers	418.4	418.4	418.4	459.3	459.3	459.3
Reverse repos	76.4	76.4	76.4	104.8	104.8	104.8
Goodwill and intangible assets	12.4	12.4	12.4	13.5	13.5	13.5
Other assets	24.6	24.6	24.6	26.9	26.9	26.9
Assets of disposal groups	3.0	3.0	3.0	14.0	14.0	14.0
Total assets	1,027.9	1,027.9	1,027.9	1,312.3	1,312.3	1,312.3
Netting of derivatives (1)	(233.8)	(233.8)	(227.3)	(369.8)	(369.8)	(358.4)
SFTs (1)	(41.5)	(12.0)	59.8	(45.9)	(23.1)	75.5
Regulatory deductions and other adjustments (2)	(4.9)	(4.9)	(6.6)	(14.9)	(14.9)	(20.9)
Potential future exposure on derivatives (3)	131.3	130.4	128.0	133.1	130.9	125.8
Undrawn commitments (4)	183.1	185.9	100.2	187.5	187.5	102.6
End point leverage exposure measure	1,062.1	1,093.5	1,082.0	1,202.3	1,222.9	1,236.9
Transitional adjustments to assets deducted from regulatory Tier 1 capital				2.9	2.9	2.9
Transitional leverage exposure measure	1,062.1	1,093.5	1,082.0	1,205.2	1,225.8	1,239.8

Notes:
(1)
Under the Basel III view, the balance sheet value is reduced for allowable netting under the Basel II framework (excluding cross-product netting) which mainly relates to cash positions under a master netting agreement. In the CRR calculation, the balance sheet value is replaced with the related regulatory exposure value which has netting of both cash positions and related collateral of securities financing transactions (SFTs). The BCBS view permits the effects of master netting agreements for calculation of counterparty exposure but with very tight restrictions upon the recognition of those agreements for offset of cash received.

(2)
Regulatory deductions: to ensure consistency between the numerator and the denominator, items that are deducted from capital are also deducted from total assets. For the BCBS basis, the shortfall in the stock of eligible provisions relative to expected losses is adjusted.

(3)
Potential future exposure (PFE) on derivatives: the regulatory add-on which is calculated by assigning percentages based on the type of instrument and the residual maturity of the contract to the nominal amounts or underlying values of derivative contracts. Under the latest BCBS proposal, variation margin is permitted to be offset against the replacement cost for derivative exposures (but not the PFE) where specific conditions are met. Refer to the table below for further analysis.

(4)
Undrawn commitments represent regulatory add-ons relating to off-balance sheet undrawn commitments based on a 10% credit conversion factor for unconditionally cancellable commitments and 100% for other commitments. The CRR basis uses the credit conversion factor (CCF) as per risk measure for medium to low risk trade finance and officially supported export credits. For the BCBS measure, commitments other than securitisation liquidity facilities with an original maturity up to one year and commitments with an original maturity over one year will receive a CCF of 20% and 50%, respectively. Refer to page 197 for further analysis.

Derivative notionals
The table below analyses derivative notional values by product and maturity.
				Credit	Credit
				derivative 5%	derivative 10%
	<1 year	1-5 years	>5 years	add on factor (1)	add on factor (1)	Total
2013	£bn	£bn	£bn	£bn	£bn	£bn
Interest rate	10,582	16,212	8,795			35,589
Exchange rate	3,261	814	480			4,555
Equity	43	35	1			79
Commodities	—	1	1			2
Credit risk				189	64	253
Total	13,886	17,062	9,277	189	64	40,478

2012
Interest rate	12,515	12,980	7,988			33,483
Exchange rate	3,411	795	492			4,698
Equity	51	52	4			107
Commodities	2	—	2			4
Credit risk				470	83	553
Total	15,979	13,827	8,486	470	83	38,845

Note:
(1)
Credit derivatives in the trading book receive a PFE of 10%. Any credit derivatives in respect of a company in which a direct holding would give the Group 10% or more of the voting rights, receive a PFE of 5%.

*unaudited

Business review Risk and balance sheet management

Capital management* continued
Estimated leverage ratio continued
Off-balance sheet items
	UK	UK	International	US Retail &	Markets
	Retail	Corporate	Banking (1)	Commercial		Other	Total
2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Unconditionally cancellable items (2)	3.1	0.5	0.6	1.7	—	0.3	6.2
Other contingents and commitments	9.6	36.3	95.4	16.8	8.9	12.7	179.7
	12.7	36.8	96.0	18.5	8.9	13.0	185.9

2012
Unconditionally cancellable items (2)	3.0	0.5	0.8	1.8	—	0.6	6.7
Other contingents and commitments	9.3	33.9	102.6	15.6	12.3	7.1	180.8
	12.3	34.4	103.4	17.4	12.3	7.7	187.5

Notes:
(1)	International Banking facilities are primarily undrawn facilities to large multinational corporations, many of which are domiciled in the UK.
(2)	Based on a 10% credit conversion factor.

Risk-weighted assets
The table below analyses the movement in credit risk RWAs by key drivers during the year.
	Credit risk
	Non-counterparty	Counterparty	Total
	£bn	£bn	£bn
At 1 January 2013	323.2	48.0	371.2
Foreign exchange movement	(1.7)	(0.3)	(2.0)
Business movements	(27.4)	(4.9)	(32.3)
Risk parameter changes (1)	(11.0)	(2.9)	(13.9)
Methodology changes (2)	1.4	(16.1)	(14.7)
Model updates (3)	15.3	(1.5)	13.8
Disposals	(8.6)	—	(8.6)
Other changes	(0.1)	—	(0.1)
At 31 December 2013	291.1	22.3	313.4

Notes:
(1)	Relates to changes in credit quality metrics of customers and counterparties such as probability of default and loss given default.
(2)	Relates to internal treatment of exposures or calibration of models and regulatory prescribed changes.
(3)	Refers to implementation of a new model or modification of an existing model following approval by the PRA and includes:
o	exposure at default treatment (£4.8 billion) in the second quarter of 2013;
o	continuation of commercial real estate slotting (£4.4 billion) throughout 2013; and
o	loss given default changes to the shipping portfolio (£3.7 billion) in the second half of 2013.

The table below analyses movements in market and operational risk RWAs during the year.
	Market risk
	Markets	Other	Total	Operational risk	Total
	£bn	£bn	£bn	£bn	£bn
At 1 January 2013	36.9	5.7	42.6	45.8	88.4
Business and market movements	(9.0)	(1.8)	(10.8)	(4.0)	(14.8)
Model updates (1)	(1.5)	—	(1.5)	—	(1.5)
At 31 December 2013	26.4	3.9	30.3	41.8	72.1
Note:
(1)	Market risk model updates in 2013 primarily related to valuation adjustments.

*unaudited

Business review Risk and balance sheet management

Capital management* continued
Risk-weighted assets continued
The table below analyses RWA movements by division during the year.

						US
	UK Retail	UK Corporate	Wealth	IB (1)	Ulster Bank	R&C (1)	Markets	Other	Core	Non-Core	RFS MI	Total
Total RWAs	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
At 1 January 2013	45.7	86.3	12.3	51.9	36.1	56.5	101.3	5.8	395.9	60.4	3.3	459.6
Business and market
movements	(1.8)	(9.6)	(0.3)	(6.0)	(5.7)	(0.4)	(35.1)	2.7	(56.2)	(22.2)	0.6	(77.8)
Disposals	—	—	—	—	—	—	—	—	—	(8.6)	—	(8.6)
Model updates	—	9.4	—	3.1	0.3	—	(1.7)	1.6	12.7	(0.4)	—	12.3
At 31 December 2013	43.9	86.1	12.0	49.0	30.7	56.1	64.5	10.1	352.4	29.2	3.9	385.5

Note:
(1)	IB: International Banking; R&C: Retail & Commercial.

Key points
•	RWAs were down £74.1 billion or 16% overall, of which £57.8 billion related to credit risk, £12.3 billion to market risk and £4.0 billion to operational risk.

•	Credit risk RWAs were down £57.8 billion or 16% to £313.4 billion despite absorbing £13.8 billion of higher RWAs due to model updates.

°
Non-counterparty RWAs were down £32.1 billion or 10% to£291.1 billion: in Non-Core (£24.1 billion) due to run-off anddisposals in commercial real estate, shipping and leveragedfinance portfolios; and in Retail & Commercial (£10.0 billion)due to loans migrating into default, risk parameter changes and balance sheet reduction.

°
Counterparty RWAs were down £25.7 billion or 54% to £22.3billion in Markets (£17.2 billion) and Non-Core (£7.8 billion).Methodology changes, significantly all in Markets,reflectedextension of product coverage improvements in models andreduction in weighting applied for exposure at default. This was partially offset by the impact of higher loss given defaults for hedge funds.

•	Market risk RWAs were down £12.3 billion or 29% to £30.3 billion significantly all in Markets reflecting balance sheet and risk reduction £9.0 billion and model changes of £1.5 billion.

•	Operational risk RWAs were down £4.0 billion or 9% to £41.8 billion primarily due to reductions in Markets.

For additional analyses on RWAs by sector and related density see pages 202 and 203.

*unaudited

Business review Risk and balance sheet management

Capital management* continued
Risk-weighted assets continued
FLB3 and Basel 2.5
The following tables set out RWAs under future and current rules.
	Estimated
	FLB3	Basel 2.5
2013	£bn	£bn
UK Retail	43.9	43.9
UK Corporate	82.9	86.1
Wealth	12.0	12.0
International Banking	50.3	49.0
Ulster Bank	30.1	30.7
US Retail & Commercial	58.8	56.1
Retail & Commercial	278.0	277.8
Markets	99.9	64.5
Centre	13.1	10.1
Core	391.0	352.4
Non-Core	34.2	29.2
Group before RFS Holdings minority interest	425.2	381.6
RFS Holdings minority interest	3.9	3.9
Group	429.1	385.5

Key points
•	Estimated FLB3 RWAs were £43.6 billion or 11% higher than under current rules principally reflecting:

°	Treatment of securitisations as risk-weighted at 1,250% instead of as capital deductions, £18.7 billion.

°	Credit valuation adjustments, £16.7 billion and financial institution asset valuation correlation, £5.6 billion.

°	Other model and methodology changes, £7.2 billion.

°	Reduced risk-weighting for small and medium-sizedenterprises, £4.6 billion, mainly in UK Corporate.

*unaudited

Business review Risk and balance sheet management

Capital management* continued
Reconciliation between accounting and regulatory consolidation
The table below provides a reconciliation between accounting and regulatory consolidation.

	2013				2012
			Consolidation				Consolidation
		Deconsolidation	of banking			Deconsolidation	of banking
	Accounting	of insurance and	associates/	Regulatory	Accounting	of insurance and	associates/	Regulatory
	balance sheet	other entities (1)	other entities (2)	consolidation	balance sheet	other entities (1)	other entities (2)	consolidation
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	82,659	—	430	83,089	79,290	—	544	79,834
Loans and advances to banks	54,071	(66)	113	54,118	63,951	(30)	48	63,969
Loans and advances to customers	440,722	1,257	3,459	445,438	500,135	1,438	2,883	504,456
Debt securities	113,599	(7)	1,086	114,678	157,438	(12)	743	158,169
Equity shares	8,811	(3)	—	8,808	15,232	(194)	—	15,038
Settlement balances	5,591	—	—	5,591	5,741	—	—	5,741
Derivatives	288,039	—	—	288,039	441,903	—	—	441,903
Intangible assets	12,368	—	—	12,368	13,545	—	—	13,545
Property, plant and equipment	7,909	(948)	32	6,993	9,784	(1,320)	32	8,496
Deferred tax	3,478	—	—	3,478	3,443	—	—	3,443
Prepayments, accrued income and other assets	7,614	(488)	(533)	6,593	7,820	(77)	(320)	7,423
Assets of disposal groups	3,017	—	—	3,017	14,013	(10,544)	—	3,469
	1,027,878	(255)	4,587	1,032,210	1,312,295	(10,739)	3,930	1,305,486

Liabilities
Deposits by banks	63,979	—	161	64,140	101,405	—	92	101,497
Customer accounts	470,880	(5)	3,989	474,864	521,279	—	3,486	524,765
Debt securities in issue	67,819	—	—	67,819	94,592	—	—	94,592
Settlement balances	5,313	—	—	5,313	5,878	—	—	5,878
Short positions	28,022	—	—	28,022	27,591	—	—	27,591
Derivatives	285,526	(208)	—	285,318	434,333	—	—	434,333
Accruals, deferred income and other liabilities	16,017	(33)	139	16,123	14,801	(100)	253	14,954
Retirement benefit liabilities	3,210	—	—	3,210	3,884	—	—	3,884
Deferred tax	507	(9)	—	498	1,141	(5)	—	1,136
Subordinated liabilities	24,012	—	298	24,310	26,773	—	99	26,872
Liabilities of disposal groups	3,378	—	—	3,378	10,170	(9,267)	—	903
	968,663	(255)	4,587	972,995	1,241,847	(9,372)	3,930	1,236,405

Non-controlling interests	473	—	—	473	1,770	(1,367)	—	403
Owners’ equity	58,742	—	—	58,742	68,678	—	—	68,678
Total equity	59,215	—	—	59,215	70,448	(1,367)	—	69,081
	1,027,878	(255)	4,587	1,032,210	1,312,295	(10,739)	3,930	1,305,486

Notes:
(1)
The Group can only include particular types of subsidiary undertaking in the regulatory consolidation. Insurance undertakings and non-financial undertakings are excluded from the regulatory consolidation, although they are included in the consolidation for financial reporting.

(2)
The Group must proportionally consolidate its associates for regulatory purposes where they are classified as credit institutions or financial institutions. These will generally have been equity accounted for financial reporting purposes.

*unaudited

Business review Risk and balance sheet management

Capital management* continued
Balance sheet to exposure at default bridge
The table below provides a bridge between the balance sheet and credit exposure at default (EAD) by balance sheet caption.

				Other regulatory adjustments
								Methodology
				Within the				differences	Total	Undrawn and
	Balance	Consolidation	Regulatory	scope of	Credit	Netting and	Capital	and reclassi-	drawn	off-balance	Total
	sheet	differences (1)	consolidation	market risk (2)	provisions (3)	collateral (4)	deduction (5)	fications (6)	EAD	sheet EAD	EAD
2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances
at central banks	82.7	0.4	83.1	—	—	—	—	1.7	84.8	—	84.8
Reverse repurchase
agreements and stock
borrowing	76.4	—	76.4	—	—	(51.3)	—	—	25.1	—	25.1
Loans and advances	418.4	4.7	423.1	—	25.2	(28.4)	(0.4)	(7.9)	411.6	75.6	487.2
Debt securities	113.6	1.1	114.7	(56.7)	0.3	—	(1.5)	2.0	58.8	0.1	58.9
Equity shares	8.8	—	8.8	(7.2)	0.1	—	—	(0.1)	1.6	—	1.6
Settlement balances	5.6	—	5.6	(5.6)	—	—	—	—	—	—	—
Derivatives	288.0	—	288.0	—	1.8	(242.8)	—	(2.1)	44.9	—	44.9
Intangible assets	12.4	—	12.4	—	—	—	(12.4)	—	—	—	—
Property, plant and
equipment	7.9	(0.9)	7.0	—	—	—	—	0.7	7.7	—	7.7
Deferred tax	3.5	—	3.5	—	—	—	—	—	3.5	—	3.5
Prepayments, accrued
income and other assets	7.6	(1.0)	6.6	—	—	—	(1.1)	(5.5)	—	—	—
Assets of disposal groups	3.0	—	3.0	—	—	—	—	(3.0)	—	—	—
Total assets	1,027.9	4.3	1,032.2	(69.5)	27.4	(322.5)	(15.4)	(14.2)	638.0	75.7	713.7
Contingent obligations (7)										30.5	30.5
										106.2	744.2

Notes:
(1)	Represents proportional consolidation of associates and deconsolidation of certain subsidiaries, as required by regulatory rules. Refer to previous page for additional details.
(2)	The exposures in regulatory trading book businesses are subject to market risk and are therefore excluded from EAD. Refer to the Market risk section on page 313.
(3)	Impairment loss provisions on loans and advances and securities, and credit valuation adjustment on derivatives.
(4)	Includes:
- Reverse repos: reflects regulatory approach for securities financing transactions including netting of collateral and cash legs.
- Loans and advances: cash collateral pledged with counterparties in relation to net derivative liability positions.
- Derivatives: impact of master netting arrangements.
(5)	Capital deductions are excluded as EAD only captures exposures for credit RWAs.
(6)	Comprises:
- Cash and balances at central banks: notice balances with central banks included in loans and advances, reclassified as central bank balances for EAD.
- Loans and advances: includes offset related to cash management pooling arrangements not allowed under IFRS, standardised approach credit risk mitigation and reclassification of central bank   balances. This is partially offset by the reclassification of disposal groups and prepayments, accrued income and other assets as customer balances.
- Debt securities: gross up of banking book securities that are matched by trading book short positions that cannot be offset under regulatory rules.
- Derivatives: reflects difference between netting arrangements and netting within regulatory model sets as well as EAD valuation adjustments.
- Property, plant and equipment: includes residual value of operating leases.
- Prepayments, accrued income and other assets: includes amounts reclassified to loans and advances.
- Assets of disposal groups: amounts reclassified to relevant balance sheet lines for EAD.
(7)
Includes documentary credits (commercial letters of credit providing for payment by the Group to a named beneficiary against presentation of specified documents), classified as commitments for financial reporting, and amounts related to entities proportionally consolidated for regulatory reporting.

*unaudited

Business review Risk and balance sheet management

Capital management* continued
RWA density
The table below analyses EAD, RWAs and related RWA density by sector cluster.

	EAD									RWAs

									Off-		On-		Off-	RWA density (3)
	EAD post CRM (1)				On-balance			Off-	balance		balance		balance	EAD
	Non-CCR			Drawn	sheet		Undrawn	balance	sheet		sheet	Undrawn	sheet	EAD	drawn
	credit risk	CCR (2)	Total	balance	EAD	Undrawn	EAD	sheet	EAD	RWAs	RWAs	RWAs	RWAs	post CRM	balance
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%
Sovereign
Central banks	82,015	12,145	94,160	92,727	94,073	75,537	3	—	84	1,469	1,468	—	1	2	2
Central
government	25,394	947	26,341	25,551	26,238	594	102	3	1	2,448	2,439	9	—	9	9
Other sovereign	9,560	1,288	10,848	11,788	10,405	1,759	401	47	42	1,600	1,535	59	6	15	15
Total sovereign	116,969	14,380	131,349	130,066	130,716	77,890	506	50	127	5,517	5,442	68	7	4	4
Financial institutions (FI)
Banks	23,744	16,743	40,487	45,878	33,948	20,787	1,147	5,419	5,392	12,611	10,574	357	1,680	31	31
Other FI	37,679	19,814	57,493	47,640	49,158	19,865	5,056	3,510	3,279	24,331	20,803	2,140	1,388	42	42
SPVs (4)	20,416	3,671	24,087	22,127	21,661	2,584	2,419	7	7	8,016	7,209	805	2	33	33
Total FI	81,839	40,228	122,067	115,645	104,767	43,236	8,622	8,936	8,678	44,958	38,586	3,302	3,070	37	37
Corporates
Property
- Western Europe
- UK	50,675	2,346	53,021	49,644	47,222	10,587	5,057	870	742	27,792	24,752	2,651	389	52	52
- Ireland	10,295	150	10,445	10,903	10,184	435	228	71	33	5,796	5,652	126	18	55	55
- Other	7,913	994	8,907	8,705	7,706	3,433	730	1,032	471	5,067	4,384	415	268	57	57
- US	7,469	184	7,653	5,797	5,839	3,790	1,468	466	346	6,872	5,243	1,318	311	90	90
- RoW	3,291	605	3,896	3,199	3,320	1,281	268	575	308	3,070	2,617	211	242	79	79
Total property	79,643	4,279	83,922	78,248	74,271	19,526	7,751	3,014	1,900	48,597	42,648	4,721	1,228	58	57
Natural
resources	28,242	3,987	32,229	21,150	19,599	37,292	8,750	5,014	3,880	18,021	10,960	4,892	2,169	56	56
Transport	32,017	2,684	34,701	28,773	27,893	14,837	4,680	3,328	2,128	24,387	19,603	3,289	1,495	70	70
Manufacturing	31,426	998	32,424	24,029	21,256	31,132	8,700	3,785	2,468	21,206	13,902	5,690	1,614	65	65
Retail and leisure	30,473	1,245	31,718	28,429	25,301	17,161	4,923	1,786	1,494	25,893	20,655	4,018	1,220	82	82
Services	30,168	1,305	31,473	28,548	26,291	9,722	3,866	1,553	1,316	24,354	20,345	2,991	1,018	77	77
TMT (5)	14,911	861	15,772	15,811	10,127	15,933	4,609	1,578	1,036	10,668	6,849	3,118	701	68	68
Total corporates	246,880	15,359	262,239	224,988	204,738	145,603	43,729	20,058	14,222	173,126	134,962	28,719	9,445	66	66
Personal
Mortgages
- Western Europe
- UK	118,311	—	118,311	108,690	108,700	9,796	9,570	41	41	17,679	16,243	1,430	6	15	15
- Ireland	17,181	—	17,181	16,841	16,841	62	340	—	—	16,120	15,800	320	—	94	94
- Other	709	—	709	687	688	20	21	—	—	227	220	7	—	32	32
- US	19,838	—	19,838	19,753	19,782	9,913	56	—	—	9,771	9,744	27	—	49	49
- RoW	638	—	638	599	599	46	39	—	—	157	147	10	—	25	25
Total mortgages	156,677	—	156,677	146,570	146,610	19,837	10,026	41	41	43,954	42,154	1,794	6	28	29
Other personal	47,826	53	47,879	30,030	29,187	40,829	18,135	634	557	25,989	15,843	9,844	302	54	54
Total personal	204,503	53	204,556	176,600	175,797	60,666	28,161	675	598	69,943	57,997	11,638	308	34	33
Other items	23,872	73	23,945		21,945				2,000	19,859	18,200		1,659	83	83
Total	674,063	70,093	744,156	647,299	637,963	327,395	80,568	29,719	25,625	313,403	255,187	43,727	14,489	42	40

For the notes to this table refer to the following page.

*unaudited

Business review Risk and balance sheet management

Capital management* continued
RWA density continued
	EAD
						Off-		EAD post
	EAD post CRM (1)			Drawn		balance		CRM RWA
	Non-CCR	CCR (2)	Total	balance	Undrawn	sheet	RWAs	density (3)
2012	£m	£m	£m	£m	£m	£m	£m	%
Sovereign
Central banks	78,154	13,242	91,396	88,724	65,168	—	2,977	3
Central government	37,694	1,353	39,047	37,752	1,298	10	4,190	11
Other sovereign	7,151	2,675	9,826	9,679	4,656	75	1,657	17
Total sovereign	122,999	17,270	140,269	136,155	71,122	85	8,824	6
Financial institutions (FI)
Banks	26,887	37,382	64,269	61,624	43,078	5,558	21,669	34
Other FI	42,726	31,488	74,214	58,294	20,359	3,265	25,361	34
SPVs (4)	32,531	7,768	40,299	33,944	6,280	12	12,893	32
Total financial institutions	102,144	76,638	178,782	153,862	69,717	8,835	59,923	34
Corporates
Property
- Western Europe
- UK	57,017	5,460	62,477	57,168	10,953	867	40,366	65
- Ireland	10,943	220	11,163	11,218	393	86	5,624	50
- Other	11,117	1,718	12,835	12,024	3,427	1,234	11,729	91
- US	8,021	391	8,412	6,605	3,527	458	7,633	91
- RoW	5,092	1,100	6,192	5,096	1,254	749	4,438	72
Total property	92,190	8,889	101,079	92,111	19,554	3,394	69,790	69
Natural resources	30,651	4,704	35,355	21,690	38,319	5,609	20,349	58
Transport	36,145	5,023	41,168	34,557	14,384	3,381	26,492	64
Manufacturing	32,458	1,690	34,148	25,941	30,483	4,270	23,733	70
Retail and leisure	33,569	2,042	35,611	30,387	16,669	1,903	27,511	77
Services	30,334	2,033	32,367	26,193	9,967	1,957	25,326	78
TMT (5)	15,716	2,518	18,234	158,576	15,561	1,926	13,622	75
Total corporates	271,063	26,899	297,962	389,455	144,937	22,440	206,823	69
Personal
Mortgages
- Western Europe
- UK	117,709	—	117,709	108,581	9,423	—	18,206	15
- Ireland	17,258	—	17,258	16,939	45	—	16,929	98
- Other	763	—	763	742	20	—	250	33
- US	21,716	—	21,716	21,614	10,587	—	11,289	52
- RoW	761	—	761	724	37	—	221	29
Total mortgages	158,207	—	158,207	148,600	20,112	—	46,895	30
Other personal	50,291	22	50,313	32,141	40,435	146	28,127	56
Total personal	208,498	22	208,520	180,741	60,547	146	75,022	36
Other items	26,670	73	26,743				20,496	77
Total	731,374	120,902	852,276	860,213	346,323	31,506	371,088	44

Notes:
(1)	CRM: Credit risk mitigation.
(2)	CCR: Counterparty credit risk.
(3)	RWA density represents RWAs as a percentage of EAD.
(4)	SPVs: Special purpose vehicles.
(5)	TMT: Telecoms, media and technology.

*unaudited

Business review Risk and balance sheet management

Liquidity and funding risk
205	Definition
205	Overview
205	Liquidity risk
205	- Policy, framework and governance
206	- Regulatory oversight
206	- Measurement and monitoring
207	- Stress testing and contingency planning
208	- Liquidity reserves
209	- Liquidity portfolio
210	- Net stable funding ratio
211	Funding risk
211	- Funding sources
211	- Analysis
211	- Funding sources
212	- Wholesale funding
213	- Total funding by currency
213	- Notes issued
214	- Deposits and repos
214	- Firm financing
215	- Divisional loan:deposit ratios and funding surplus
215	- Maturity analysis
218	- Encumbrance
221	- Summary of assets available as collateral (on and off-balance sheet)

Business review Risk and balance sheet management

Liquidity and funding risk
Definition
Liquidity and funding risk is the risk that the Group is unable to meet its financial obligations, including financing wholesale maturities or customer deposit withdrawals, as and when they fall due.

The risk arises through the maturity transformation role that banks perform. It is dependent on company specific factors such as maturity profile, composition of sources and uses of funding, the quality and size of the liquidity portfolio as well as broader market factors, such as wholesale market conditions alongside depositor and investor behaviour.

Overview
•
During 2013 the Group’s deposit surplus continued to build and liquidity reserves were maintained at strong levels, further strengthening the balance sheet. This allowed the Group to easily absorb the minimal outflows following the announcement of the S&P credit rating downgrade (A-/A-2 from A/A-1, with a negative outlook) in November 2013.

•
Following the continued success of the Group’s Non-Core run-down and the reduction in the size of the Markets business, the Group’s loan:deposit ratio improved by 600 basis points in the year to 94%. In response, the Group has been actively managing down excess cash, through liability management exercises and deposit re-pricing.

•
The Group’s credit profile improved significantly during the year, evidenced by the narrowing of the credit spreads. The spread of the most recent subordinated debt issue in December 2013 was 125 basis points lower than a comparable issuance in 2012.

•
Continued reduction in the utilisation of wholesale funding and improvements in the characteristics and behavioural properties of the deposit base. Short-term wholesale funding excluding derivative collateral (STWF) reduced by 22% in the year to £32.4 billion, covered more than four times by the liquidity portfolio and the ratio of customer deposits to total funding improved to 75% from 70%.

•	Continued enablement of new unencumbered assets as pre-positioned collateral for various central bank liquidity facilities.

Liquidity risk
Policy, framework and governance
The Group’s liquidity policy reflects internal appetite, best market practice and complies with prevailing regulatory structures. These policies are designed to address four broad issues which ensure that:

•	The Group’s main legal entities maintain adequate liquid resources at all times to meet liabilities as they fall due.

•	The Group maintains an adequate liquid asset portfolio appropriate to the business activities of the Group and its risk profile.

•	The Group has in place robust strategies, policies, systems, and procedures for identifying, measuring, monitoring and managing liquidity risk.

•
The Group has a comprehensive liquidity risk management framework in place to ensure the Group maintains an appropriate level of financial resources to meet its financial obligations as and when they fall due.

The risk management framework identifies the sources of liquidity risk and the steps the Group can take when these risks exceed certain actively monitored limits. These actions include when and how to use the Group’s liquidity reserves and what other adjustments to the Group’s balance sheet should be undertaken to manage these risks within the Group’s risk appetite.

The Group’s appetite for liquidity risk is set by the Board as a percentage of the Individual Liquidity Adequacy Assessment (ILAA) stressed outflows and then managed on a daily basis by various functions within the business with liquidity risk controlled at legal entity, country, regional and divisional levels.

In setting risk limits the Board takes into account the nature of the Group’s various activities, the Group’s overall risk appetite, market best practice and regulatory compliance.

The Group Asset and Liability Management Committee (GALCO) sets and reviews the liquidity risk management framework and limits within the risk appetite set by the Group Board. GALCO oversees the implementation of liquidity management across the Group. Each significant legal entity has a nominated Legal Entity Liquidity Risk Owner who is responsible for managing the liquidity risk for their legal entity. Group Treasury conducts the review, challenge and reporting of the Group’s liquidity performance, while GALCO’s management of liquidity risk is overseen by the Executive Risk Forum, Executive Committee and the Group Board.

Business review Risk and balance sheet management

Liquidity risk continued
Regulatory oversight*
The Group operates in multiple jurisdictions and is subject to a number of regulatory regimes.

The Group’s principal regulator, the PRA, has a comprehensive set of liquidity policies, the cornerstone of which is Policy Statement (PS) 09/16. In order to comply with the PRA regulatory process, the Group:

•	At least annually, completes and keeps updated an ILAA;

•
Undertakes the Focused Liquidity Review process which is a comprehensive review of the Group’s ILAA, liquidity policies and operational capacity and capability. This in turn leads to the Group and the PRA agreeing the parameters of Group’s Individual Liquidity Guidance (ILG) which influences the overall size of the Group’s liquidity portfolio.

In addition, the Group’s US operations meet liquidity requirements set out by the Federal Reserve Board, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Financial Industry Regulatory Authority. In the Netherlands, RBS N.V. is subject to the De Nederlandsche Bank liquidity oversight regime. In the Republic of Ireland, Ulster Bank Ireland Limited is subject to oversight from the Central Bank of Ireland.

In January 2013, the Basel Committee on Banking Supervision (BCBS) issued its revised draft guidance for calculating the liquidity coverage ratio (LCR), which is currently expected to come into force from 1 January 2015 on a phased basis. Pending the finalisation of the definitions, the Group monitors the LCR and the net stable funding ratio (NSFR) in its internal reporting framework based on its interpretation and expectation of the final rules. On this basis, as of 31 December 2013, the Group’s LCR was 102% and the NSFR 122%.

At present there is a broad range of interpretations on how to calculate both the NSFR and the LCR due to the lack of commonly agreed technical standards. The Group continues to assess the impact of these consultations and actively communicates with regulators and industry groups. Assumptions will be refined as regulatory interpretations evolve.

Under the EU Capital Requirements Regulation to implement the recommended guidance of Basel 3, the European Banking Authority (EBA) is tasked with issuing a set of technical standards for implementing the LCR within the EU, to be ratified by the European Commission before 30 June 2014. The LCR metric will come into effect as a minimum standard from 1 January 2015.

The PRA has issued a statement proposing to retain the existing ILG framework until 31 December 2014, whilst the EBA’s implementation of the LCR is finalised.

Several regulatory regimes outside the EU where the Group operates have also published consultation papers with guidance for implementation of the LCR, including the Joint Banking Supervisors of the US. We anticipate further consultations for LCR standards to be published across other jurisdictions in which the Group operates during the course of 2014. Additionally, the BCBS has issued a proposal for revising the guidance on NSFR, expected to be finalised in 2014.

Measurement and monitoring
In implementing the Group’s liquidity risk management framework, a suite of tools are used to monitor, limit and stress test the risks within the balance sheet. The limits control the amount and composition of funding sources, asset and liability mismatches and funding concentrations, in addition to the level of liquidity risk.

To foster appropriate pricing behaviour, decision making and balance sheet composition Group Treasury uses transfer pricing of liquidity and funding costs, limits and parameters. This ensures liquidity and funding risk is reflected in the measurement of divisional business performance and ensures divisions are being correctly incentivised to source the most appropriate mix of funding.

The Board’s determination and quantification of the appetite for liquidity risk is primarily determined by reference to the ILAA which includes a comparison of the size of liquidity portfolio to an assessment of stressed outflows. The ILAA also informs the Board and PRA of the Group’s liquidity risks, their mitigation and about the current and future liquidity profile.

Within the liquidity portfolio the Group holds cash at central banks, high quality government securities and collateral eligible for use in central bank operations, such as the Bank of England’s Discount Window Facility.

In determining what assets should be held within the liquidity portfolio, the liquidity risk management framework dictates minimum internal quality criteria, level of currency diversification and maturity mix. The liquidity value of an asset is generally determined by reference to the haircut that would be applied by a central bank operation or in a private repurchase agreement.

The Group actively monitors a range of market-wide and firm-specific early warning indicators of emerging liquidity stresses. Indicators include such areas as customer deposit outflows, market funding costs and movements in the Group’s credit default swap premiums. Early warning indicators and regulatory metrics are reported daily to senior management, including the CFO and Group Treasurer.

Liquidity risks are reviewed daily at a significant legal entity level and performance reported at least monthly to legal entity, divisional and Group Asset and Liability Management Committees. Any breach of internal metric limits will set in motion a series of actions and escalations that could lead to activation of the Group’s Contingency Funding Plan.

In November 2013, the Group’s credit rating was downgraded by Standard & Poor’s. Prior to this event, the Group undertook an intensive internal review of the magnitude of a rating downgrade on customer and counterparty behaviours and these included stress testing and scenario modelling. This analysis was also shared with the PRA. Following the downgrade by Standard & Poor’s, there was minimal impact on customer or counterparty behaviour, the primary reason for deposit withdrawals was due to contractual downgrade triggers or the rating no longer meeting the customer or counterparty’s investment requirements.

*unaudited

Business review Risk and balance sheet management

Liquidity risk continued
Stress testing and contingency planning*
Liquidity stress tests apply scenario-based behavioural and contractual assumptions to cash inflows and outflows to assess the level of liquidity reserves required under a particular scenario.

A stress event can occur when either firm-specific or market-wide factors or a combination of both lead to depositors and investors to withdraw or not to renew funding on maturity. This could be caused by many factors including fears over the viability of the firm. Additionally, liquidity stress can be brought on by customers choosing to draw down on loan agreements and facilities.

Simulated liquidity stress testing is performed at least quarterly for each division as well as the major operating subsidiaries in order to evaluate the strength of the Group’s liquidity risk management.

Stress tests are designed to examine the impact of a variety of firm-specific and market-wide scenarios on the future adequacy of the Group’s liquidity reserves. Stress test scenarios are designed to take into account the Group’s experiences during the financial crisis, recent market conditions and events. These scenarios can be run at any time in response to the emergence of firm-specific or market-wide risks that could have a material impact on the Group’s liquidity position. In the past these have included credit rating changes and political and economic conditions changing in particular countries.

In determining the adequacy of the Group’s liquidity resources the Group focuses on the outflows it anticipates as a result of any stress scenario occurring. These outflows are measured over certain time periods which extend from two weeks to three months. The Group is expected to be able to withstand these stressed outflows through its own resources (primarily through the use of the liquidity portfolio) without having to resort to extraordinary central bank or governmental assistance.

The Group’s liquidity risk appetite is measured by reference to the liquidity portfolio as a percentage of stressed contractual and behavioural outflows under the worst of three severe stress scenarios, as prescribed by the PRA. These are a market-wide stress, an idiosyncratic stress and a combination of both. At 31 December 2013, the Group’s liquidity portfolio was 145% of the worst case stress requirements.

Key liquidity risk stress testing assumptions

•
Net wholesale funding - Outflows at contractual maturity of wholesale funding, with no rollover/new issuance, prime brokerage, 100% loss of excess client derivative margin and 100% loss of excess client cash.

•	Secured financing and increased haircuts - Loss of secured funding capacity at contractual maturity date and incremental haircut widening, depending upon collateral type.

•	Retail and commercial bank deposits - Substantial outflows as the Group could be seen as a greater credit risk than competitors.

•
Intra-day cash flows - Liquid collateral held against intra-day requirement at clearing and payment systems is regarded as encumbered with no liquidity value assumed. Liquid collateral is held against withdrawal of unsecured intra-day lines provided by third parties.

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

•
Management action - Unencumbered marketable assets that are held outside of the Core liquidity portfolio and are of verifiable liquidity value to the firm, are assumed to be monetised (subject to haircut/valuation adjustment).

The Group has a Contingency Funding Plan (CFP), which is updated at least annually and as the balance sheet evolves and forms the basis of analysis and actions to remediate adverse events as and if they arise. The CFP provides a detailed description of the availability, size and timing of all sources of contingent liquidity available to the Group in a stress event. These are ranked in order of economic impact and effectiveness to meet the anticipated stress requirement. The CFP includes documented processes for actions that may be required to meet the outflows and specifies roles and responsibilities for the effective implementation of the CFP.

*unaudited

Business review Risk and balance sheet management

Liquidity risk continued
Liquidity reserves
Liquidity risks are mitigated by the Group’s centrally managed liquidity portfolio. The size of the portfolio is determined under the Group’s liquidity risk management framework with reference to the Group’s risk appetite.

The majority of the portfolio is centrally managed by Group Treasury, ring-fenced from the Markets trading book, and is the ultimate responsibility of the Group Treasurer. This portfolio is held in the PRA regulated UK Defined Liquidity Group (UK DLG) comprising the Group’s five UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Company and Adam & Company.

Certain of the Group's significant operating subsidiaries - RBS N.V., RBS Citizens Financial Group, Inc. and Ulster Bank Ireland Limited - hold locally managed portfolios of liquid assets that comply with local regulations but differ from PRA rules. These portfolios are the responsibility of the local Treasurer who reports to the Group Treasurer.

The UK DLG liquidity portfolio accounted for c.88% of the Group’s total liquidity portfolio, this portion is available to meet liquidity needs as they arise across the Group. The remaining liquidity reserves are held locally within non-UK bank subsidiaries, the majority of this portion is restricted by regulatory requirements and therefore assumed to be restricted and only be available for use locally.

Separately from the liquidity portfolio, the Group holds high quality assets to meet payment systems collateral requirements, these assets are not freely available to other areas of the Group.

The Group categorises its liquidity portfolio, including its locally managed liquidity portfolios, into primary and secondary liquid assets.

Primary liquid assets generally comprise eligible liquid assets, such as cash and balances at central banks, treasury bills and other high quality government and US agency bonds.

Secondary liquid assets comprise other assets that are eligible as collateral for local central bank liquidity facilities but do not meet the core local regulatory definition. These assets include own-issued securitisations or whole loans that are retained on balance sheet and pre-positioned with a central bank so that they may be converted into additional sources of liquidity at very short notice.

The composition of the liquidity portfolio is influenced by quality of counterparty, maturity mix and currency mix. The PRA rules dictate certain minimum quality standards for the UK DLG liquidity portfolio. The liquidity value of the portfolio is determined with reference to current market prices and the haircuts necessary to generate cash from the asset.

The Group in consultation with the PRA and subject to the requirements of the PRA’s ILG can change the composition of its liquidity portfolio. The change in composition may relate to market specific factors, changes in internal liquidity risk mix or regulatory guidance.

Liquidity metrics*
The table below sets out the key liquidity and related metrics monitored by the Group.
	2013	2012
	%	%
Stressed outflow coverage (1)	145	128
Liquidity coverage ratio (LCR) (2)	102	>100
Net stable funding ratio (NSFR) (2)	122	117

Notes:
(1)
The Group’s liquidity risk appetite is based on the internal Individual Liquidity Adequacy Assessment which is measured by reference to the liquidity portfolio as a percentage of stressed outflows under the worst of three severe stress scenarios of a market-wide stress, an idiosyncratic stress and a combination of both. Liquidity risk adequacy is determined by surplus of liquid assets over three months stressed outflows under the worst case stresses. This assessment is performed in accordance with PRA guidance.

(2)
In January 2013, the Basel Committee on Banking Supervision issued its revised draft guidance for calculating LCR which is currently expected to come into effect from January 2015 on a phased basis. Pending the finalisation of the technical standards, the Group monitors the LCR and NSFR based on its interpretations of the expected final rules.

*unaudited

Business review Risk and balance sheet management

Liquidity risk continued
Liquidity portfolio
The table below analyses the Group’s liquidity portfolio by product, liquidity value and carrying value. Liquidity value is lower than carrying value as it is stated after the discounts applied by the Bank of England and other central banks to instruments, within the secondary liquidity portfolio, eligible for discounting.
	Liquidity value
	2013					2012		2011
	UK DLG (1)	CFG (1)	Other	Total	Average	Total	Average	Total	Average
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	71,121	824	2,417	74,362	80,933	70,109	81,768	69,932	74,711
Central and local government bonds
AAA rated governments	3,320	—	—	3,320	5,149	9,885	18,832	29,632	37,947
AA- to AA+ rated governments and US agencies	5,822	6,369	96	12,287	12,423	9,621	9,300	14,102	3,074
governments rated below AA	—	—	—	—	151	206	596	955	925
local government	—	—	—	—	148	979	2,244	4,302	4,779
	9,142	6,369	96	15,607	17,871	20,691	30,972	48,991	46,725
Treasury bills	—	—	—	—	395	750	202	—	5,937
Primary liquidity	80,263	7,193	2,513	89,969	99,199	91,550	112,942	118,923	127,373
Secondary liquidity (2)	48,718	4,968	2,411	56,097	56,589	55,619	41,978	36,407	34,075
Total liquidity portfolio	128,981	12,161	4,924	146,066	155,788	147,169	154,920	155,330	161,448

Carrying value	159,743	17,520	6,970	184,233		187,942		193,495

The table below shows the currency split of the liquidity portfolio.
	GBP	USD	EUR	Other	Total
Total liquidity portfolio	£m	£m	£m	£m	£m
2013	100,849	33,365	10,364	1,488	146,066
2012	84,570	35,106	26,662	831	147,169
2011	48,839	54,145	50,275	2,071	155,330

Notes:
(1)
The PRA regulated UK Defined Liquidity Group (UK DLG) comprises the Group’s five UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Company and Adam & Company plc. In addition, certain of the Group's significant operating subsidiaries - RBS N.V., RBS Citizens Financial Group, Inc. (CFG) and Ulster Bank Ireland Limited - hold locally managed portfolios of liquid assets that comply with local regulations that may differ from PRA rules.

(2)	Includes assets eligible for discounting at the Bank of England and other central banks.

*unaudited

Business review Risk and balance sheet management

Liquidity risk continued
Net stable funding ratio (NSFR)*
The table below shows the composition of the Group’s NSFR, based on the current interpretation of the expected final rules. The Group’s NSFR may change over time in line with regulatory developments and related interpretations.

	2013		2012		2011
		ASF/RSF (1)		ASF/RSF (1)		ASF/RSF (1)	Weighting
	£bn	£bn	£bn	£bn	£bn	£bn	%
Equity	59	59	70	70	76	76	100
Wholesale funding > 1 year	76	76	109	109	124	124	100
Wholesale funding < 1 year	51	—	70	—	134	—	—
Derivatives	286	—	434	—	524	—	—
Repurchase agreements	85	—	132	—	129	—	—
Deposits
- retail and SME - more stable	196	176	203	183	227	204	90
- retail and SME - less stable	66	53	66	53	31	25	80
- other	156	78	164	82	179	89	50
Other (2)	53	—	64	—	83	—	—
Total liabilities and equity	1,028	442	1,312	497	1,507	518

Cash	83	—	79	—	79	—	—
Inter-bank lending	28	—	29	—	44	—	—
Debt securities > 1 year
- governments AAA to AA-	47	2	64	3	77	4	5
- other eligible bonds	31	6	48	10	73	15	20
- other bonds	16	16	19	19	14	14	100
Debt securities < 1 year	20	—	26	—	45	—	—
Derivatives	288	—	442	—	530	—	—
Reverse repurchase agreements	76	—	105	—	101	—	—
Customer loans and advances > 1 year
- residential mortgages	135	88	145	94	145	94	65
- other	114	114	136	136	173	173	100
Customer loans and advances < 1 year
- retail loans	18	15	18	15	19	16	85
- other	126	63	131	66	137	69	50
Other (3)	46	46	70	70	70	70	100
Total assets	1,028	350	1,312	413	1,507	455
Undrawn commitments	213	11	216	11	240	12	5
Total assets and undrawn commitments	1,241	361	1,528	424	1,747	467

Net stable funding ratio		122%		117%		111%

Notes:
(1)	Available stable funding and required stable funding.
(2)	Deferred tax and other liabilities.
(3)	Prepayments, accrued income, deferred tax, settlement balances and other assets.

Key point
•
The NSFR has improved by 500 basis points to 122% in the year. The required stable funding fell by £63 billion mainly due to the £31 billion decrease in customer lending reflecting balance sheet reduction, business disposals and a £24 billion reduction in other assets, principally equity shares reduction in Markets and lower disposal groups. This was mostly offset by a £55 billion reduction in available stable funding primarily due to a £33 billion planned reduction in term wholesale funding and £11 billion in customer deposit outflow.

*unaudited

Business review Risk and balance sheet management

Funding risk
Funding sources
The Group’s primary funding source is its customer deposit base, primarily built through its retail and commercial franchises in the UK, Ireland and the US. These deposits form a stable base which fully funds the Group’s customer lending activities.

Complementary to its deposit funding, the Group also accesses various wholesale markets for funding, on both a public and private basis. These include long-term secured and unsecured debt, short-term money markets and repurchase agreements. The Group has set policies for the prudent use of wholesale funding, as part of its wider liquidity policies.

Maintaining access to global capital markets provides the Group’s funding base with diversity. Over time the Group’s wholesale funding mix has been diversified by currency, geography, maturity and type. The Group accesses the wholesale funding markets directly or through its main operating subsidiaries via established funding programmes. The use of different entities to access the market from time to time allows the Group to further diversify its funding mix and in certain limited circumstances demonstrate to regulators that specific operating subsidiaries enjoy market access in their own right.

The Group may access various funding facilities offered by central banks from time to time. The use of such facilities can be both part of a wider strategic objective to support initiatives to help stimulate economic growth or as part of the Group’s broader liquidity management and funding strategy. Overall usage and repayment of available central bank facilities will fit within the Group’s overall liquidity risk appetite and concentration limits.

During 2013, the Group repaid €8.5 billion of the original €10 billion borrowed under the European Central Bank’s Long Term Refinancing Operation. The remaining balance is used to fund certain of the Group’s Eurozone banking subsidiaries and the usage of this facility will be evaluated on an ongoing basis. The Group has not drawn down any additional funds under the Bank of England’s Funding for Lending Scheme during the year and has repaid the initial drawing of £750 million in order to manage its excess cash position. The Group remains committed to supporting the objectives of the Funding for Lending scheme.

Analysis
Funding sources
The Group’s balance sheet composition is a function of the broad array of product offerings and diverse markets served by its core divisions. The structural composition of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise the liquidity profile in the normal business environment, while ensuring adequate coverage of all cash requirements under extreme stress conditions.

As set out below the Group’s asset and liability types broadly match. Customer deposits provide more funding than customer loans absorb; repurchase agreements are largely covered by reverse repurchase agreements; interbank lending and funding largely match each other and this gap has narrowed over the past five years; and derivative assets are largely matched against derivative liabilities.

The table below shows the Group’s sources and uses of funding.

	2013
	Liabilities	Assets
	£bn	£bn
Customer deposits (1)	407	373	Customer loans and advances (1)
Bank deposits (short-term only) (1)	14	18	Loan and advances to banks (1)
Trading liabilities (2)	67	93	Trading assets (2)
Other liabilities and equity (3)	100	90	Other assets (3)
Repurchase agreements	85	76	Reverse repurchase agreements
Term wholesale funding (1)	69	90	Primary liquidity portfolio
Funded balance sheet	742	740	Funded balance sheet
Derivatives	286	288	Derivatives
	1,028	1,028

Notes:
(1)	Excludes held for trading.
(2)	Financial instruments classified as held-for-trading (HFT) excluding security financing transactions and derivatives.
(3)	Includes non-HFT financial instruments and non-financial assets/liabilities.

Business review Risk and balance sheet management

Funding risk continued
Analysis continued
Wholesale funding
The table below summarises funding metrics.
	Short-term wholesale funding (1)		Total wholesale funding		Net inter-bank funding (2)
	Excluding	Including	Excluding	Including	Deposits	Loans (3)	Net
	derivative	derivative	derivative	derivative			inter-bank
	collateral	collateral	collateral	collateral			funding
	£bn	£bn	£bn	£bn	£bn	£bn	£bn
2013	32.4	51.5	108.1	127.2	16.2	(17.3)	(1.1)
2012	41.6	70.2	150.4	179.0	28.5	(18.6)	9.9
2011	102.4	134.2	226.2	258.1	37.3	(24.3)	13.0

Notes:
(1)	Short-term wholesale balances denote those with a residual maturity of less than one year and include longer-term issuances.
(2)	Excludes derivative cash collateral.
(3)	Primarily short-term balances.

The table below shows the Group’s principal funding sources excluding repurchase agreements.

	2013			2012			2011
	Less than	More than		Less than	More than		Less than	More than
	1 year	1 year	Total	1 year	1 year	Total	1 year	1 year	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Deposits by banks
derivative cash collateral	19,086	—	19,086	28,585	—	28,585	31,807	—	31,807
other deposits	14,553	1,690	16,243	18,938	9,551	28,489	32,847	4,460	37,307
	33,639	1,690	35,329	47,523	9,551	57,074	64,654	4,460	69,114
Debt securities in issue
conduit asset-backed commercial paper (ABCP)	—	—	—	—	—	—	11,164	—	11,164
other commercial paper (CP)	1,583	—	1,583	2,873	—	2,873	5,310	—	5,310
certificates of deposit (CDs)	2,212	65	2,277	2,605	391	2,996	16,086	281	16,367
medium-term notes (MTNs)	10,385	36,779	47,164	13,019	53,584	66,603	36,302	69,407	105,709
covered bonds	1,853	7,188	9,041	1,038	9,101	10,139	—	9,107	9,107
securitisations	514	7,240	7,754	761	11,220	11,981	27	14,937	14,964
	16,547	51,272	67,819	20,296	74,296	94,592	68,889	93,732	162,621
Subordinated liabilities	1,350	22,662	24,012	2,351	24,951	27,302	624	25,695	26,319
Notes issued	17,897	73,934	91,831	22,647	99,247	121,894	69,513	119,427	188,940
Wholesale funding	51,536	75,624	127,160	70,170	108,798	178,968	134,167	123,887	258,054
Customer deposits
derivative cash collateral	7,082	—	7,082	7,949	—	7,949	9,242	—	9,242
other deposits	395,520	15,067	410,587	400,012	26,031	426,043	412,931	14,580	427,511
Total customer deposits	402,602	15,067	417,669	407,961	26,031	433,992	422,173	14,580	436,753
Total funding	454,138	90,691	544,829	478,131	134,829	612,960	556,340	138,467	694,807

Key points
•	Wholesale funding reduced by nearly 29% in the year to £127 billion principally reflecting strategic downsizing in Markets.

•	Short-term wholesale funding has decreased by £9.2 billion to £32.4 billion reflecting the reduced funding requirement and ongoing liability management.

*unaudited

Business review Risk and balance sheet management

Funding risk continued
Analysis continued
Total funding by currency
	GBP	USD	EUR	Other	Total
2013	£m	£m	£m	£m	£m
Deposits by banks	7,418	8,337	17,004	2,570	35,329
Debt securities in issue
commercial paper	4	897	682	—	1,583
certificates of deposit	336	1,411	476	54	2,277
medium-term notes	6,353	11,068	23,218	6,525	47,164
covered bonds	984	—	8,057	—	9,041
securitisations	1,897	2,748	3,109	—	7,754
Subordinated liabilities	1,857	10,502	8,984	2,669	24,012
Wholesale funding	18,849	34,963	61,530	11,818	127,160
% of wholesale funding	15%	28%	48%	9%	100%

Customer deposits	272,304	86,727	49,116	9,522	417,669
Total funding	291,153	121,690	110,646	21,340	544,829

% of total funding	54%	22%	20%	4%	100%

2012
Wholesale funding	22,688	41,563	93,700	21,017	178,968
% of wholesale funding	13%	23%	52%	12%	100%
Total funding	297,274	136,490	146,203	32,993	612,960
% of total funding	49%	22%	24%	5%	100%

Key point
•	The proportion of funding held in euros decreased in the year from 24% to 20% reflecting the reduction in euro denominated assets in Non-Core and Markets.

Notes issued
The table below shows the Group’s debt securities in issue and subordinated liabilities by residual maturity.

	Debt securities in issue
	Conduit	Other CP	MTNs	Covered	Securitisations	Total	Subordinated	Total	Total notes
	ABCP	and CDs		bonds			liabilities	notes in issue	in issue
2013	£m	£m	£m	£m	£m	£m	£m	£m	%
Less than 1 year	—	3,795	10,385	1,853	514	16,547	1,350	17,897	19
1-3 years	—	61	14,920	3,621	—	18,602	3,944	22,546	25
3-5 years	—	—	6,497	867	—	7,364	4,209	11,573	13
More than 5 years	—	4	15,362	2,700	7,240	25,306	14,509	39,815	43
	—	3,860	47,164	9,041	7,754	67,819	24,012	91,831	100

2012
Less than 1 year	—	5,478	13,019	1,038	761	20,296	2,351	22,647	18
1-3 years	—	385	20,267	2,948	540	24,140	7,252	31,392	26
3-5 years	—	1	13,374	2,380	—	15,755	756	16,511	14
More than 5 years	—	5	19,943	3,773	10,680	34,401	16,943	51,344	42
	—	5,869	66,603	10,139	11,981	94,592	27,302	121,894	100

2011
Less than 1 year	11,164	21,396	36,302	—	27	68,889	624	69,513	37
1-3 years	—	278	26,595	2,760	479	30,112	3,338	33,450	18
3-5 years	—	2	16,627	3,673	—	20,302	7,232	27,534	14
More than 5 years	—	1	26,185	2,674	14,458	43,318	15,125	58,443	31
	11,164	21,677	105,709	9,107	14,964	162,621	26,319	188,940	100

Business review Risk and balance sheet management

Funding risk continued
Analysis continued
Deposits and repos
The table below shows the composition of the Group’s deposits and repos.
	2013		2012		2011
	Deposits	Repos	Deposits	Repos	Deposits	Repos
	£m	£m	£m	£m	£m	£m
Financial institutions
- central and other banks	35,329	28,650	57,074	44,332	69,114	39,691
- other financial institutions	53,607	52,945	64,237	86,968	66,009	86,032
Personal and corporate deposits	364,062	3,539	369,755	1,072	370,744	2,780
	452,998	85,134	491,066	132,372	505,867	128,503

£161 billion (or 39%) of the customer deposits included above are insured through the UK Financial Services Compensation Scheme, US Federal Deposit Insurance Corporation scheme and other similar schemes. Of the personal and corporate deposits above, 53% relate to personal customers.

Firm financing*
The Group has access to the short-term money markets to supplement deposit and wholesale funding. The Group’s reverse repos, mainly within Markets, are generally used to fund repos or to cover short positions. In addition, repos are used to fund a small proportion of Markets’ trading assets and by Group Treasury as part of the liquidity portfolio management.

The liquidity risk the Group is exposed to through security financing transactions is significantly lower than in relation to unsecured funding. The Group limits any exposure by setting limits and monitoring any mismatch of quality, maturity or currency. The exposure is also monitored in the context of the available liquid assets.

The following table shows the Groups gross repos by quality and maturity.

	Less than	More than	Total
	1 month	1 month
2013	£bn	£bn	£bn
AA- and above	69.5	21.6	91.1
Other	27.6	7.1	34.7
Total	97.1	28.7	125.8

Key points
•	72% of the Group’s repo balance related to AA- or above collateral reducing the exposure to re-financing risk.

•	Of the £125.8 billion gross repos, £49.6 billion related to firm financing.

*unaudited

Business review Risk and balance sheet management

Funding risk continued
Divisional loan:deposit ratios and funding surplus
The table below shows divisional loans, deposits, loan:deposit ratios and customer funding surplus.

	2013				2012		2011
			Loan:deposit	Funding	Loan:deposit	Funding	Loan:deposit	Funding
	Loans (1)	Deposits (2)	ratio	surplus/(gap)	ratio	(gap)/surplus	ratio	(gap)/surplus
	£m	£m	%	£m	%	£m	%	£m
UK Retail	111,046	114,889	97	3,843	103	(3,337)	106	(6,105)
UK Corporate	99,714	124,742	80	25,028	82	22,477	86	17,641
Wealth	16,644	37,173	45	20,529	44	21,945	44	21,330
International Banking	35,668	39,278	91	3,610	86	6,672	103	(1,366)
Ulster Bank	26,068	21,651	120	(4,417)	130	(6,683)	143	(9,489)
US Retail & Commercial	50,279	55,118	91	4,839	86	8,178	85	8,871
Conduits (3)	—	—	—	—	—	(2,458)	—	(10,504)
Retail & Commercial	339,419	392,851	86	53,432	88	46,794	95	20,378
Markets	25,231	21,545	117	(3,686)	112	(3,243)	85	5,522
Other	5,060	1,085	nm	(3,975)	64	1,217	nm	2,464
Core	369,710	415,481	89	45,771	90	44,768	93	28,364
Non-Core	22,880	2,188	nm	(20,692)	nm	(41,846)	nm	(64,235)
Direct Line Group	—	—	—	—	—	(881)	—	(893)
Group	392,590	417,669	94	25,079	100	2,041	108	(36,764)

nm = not meaningful

Notes:
(1)	Excludes reverse repurchase agreements and net of impairment provisions.
(2)	Excludes repurchase agreements.
(3)	All conduits relate to International Banking and have been extracted and shown separately as they were funded by commercial paper issuance until the end of the third quarter of 2012.

Key point
•
The loan:deposit ratio improved by 600 basis points to 94% with the funding surplus increasing to £25.1 billion from £2.0 billion at 31 December 2012. The improvement in Retail & Commercial funding surplus was £6.6 billion and Non-Core run-off resulted in £21.2 billion contraction of its funding gap.

Maturity analysis
The contractual maturity of balance sheet assets and liabilities reflects the maturity transformation role banks perform, lending long-term but obtaining funding predominantly through short-term liabilities such as customer deposits. In practice, the behavioural profiles of many liabilities exhibit greater stability and longer maturity than the contractual maturity. This is particularly true of many types of retail and corporate deposits which, despite being repayable on demand or at short notice, have demonstrated stable characteristics even in periods of acute stress such as those experienced in 2008.

Retail & Commercial*
The table below shows the behavioural and contractual maturity analysis of Retail & Commercial customer deposits.

	Less than	1-5 years	More than	Total
	1 year		5 years
2013	£bn	£bn	£bn	£bn
Contractual maturity	381	12	—	393
Behavioural maturity	124	220	49	393

2012
Contractual maturity	380	20	1	401
Behavioural maturity	145	219	37	401

*unaudited

Business review Risk and balance sheet management

Funding risk continued
Maturity analysis continued
Contractual maturity
The following table shows the residual maturity of financial instruments, based on contractual date of maturity. Held-for-trading (HFT) assets and liabilities have been excluded from the maturity analysis in view of their short-term nature and are shown in total in the table below. Hedging derivatives are included within the relevant maturity bands.
	Other than held-for-trading (HFT)									HFT	Total
		1-3 months	3-6 months			1-3 years	3-5 years		Total
	Less than			6 months				More than	excluding
	1 month			-1 year	Subtotal			5 years	HFT
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	82,661	—	—	—	82,661	—	—	—	82,661	—	82,661
Bank reverse repos	652	110	—	—	762	—	—	—	762	25,795	26,557
Customer reverse repos	—	—	—	—	—	—	—	—	—	49,897	49,897
Loans to banks	11,831	3,171	1,552	443	16,997	69	13	546	17,625	9,952	27,577
Loans to customers
- Personal	7,776	8,942	4,141	7,108	27,967	24,008	20,107	100,664	172,746	239	172,985
- Corporate	20,310	11,741	13,175	16,970	62,196	43,207	34,227	38,746	178,376	5,561	183,937
- Financial Institutions	6,072	1,435	2,264	2,346	12,117	5,173	1,915	3,093	22,298	13,370	35,668
Debt securities	1,608	954	1,787	2,324	6,673	7,425	8,782	34,161	57,041	56,582	113,623
Equity shares	—	—	—	—	—	—	—	1,612	1,612	7,199	8,811
Settlement balances	5,591	—	—	—	5,591	—	—	—	5,591	—	5,591
Derivatives	546	—	—	1,282	1,828	2,148	427	129	4,532	283,508	288,040
Total financial assets	137,047	26,353	22,919	30,473	216,792	82,030	65,471	178,951	543,244	452,103	995,347

Bank repos	3,045	1,297	—	—	4,342	1,181	—	—	5,523	23,127	28,650
Customer repos	3,059	1,125	—	—	4,184	—	—	—	4,184	52,300	56,484
Deposits by banks	10,676	1,882	1,382	125	14,065	82	109	1,309	15,565	19,764	35,329
Customer accounts
- Personal	160,261	10,370	5,562	7,262	183,455	6,789	1,449	20	191,713	—	191,713
- Corporate	158,138	4,458	2,369	1,476	166,441	2,690	728	681	170,540	1,809	172,349
- Financial Institutions	41,632	1,265	636	498	44,031	661	450	38	45,180	8,427	53,607
Debt securities in issue	2,383	3,221	2,667	6,844	15,115	15,729	6,388	22,027	59,259	8,560	67,819
Settlement balances	5,313	—	—	—	5,313	—	—	—	5,313	—	5,313
Short positions	—	—	—	—	—	—	—	—	—	28,022	28,022
Derivatives	1	130	271	—	402	933	1,190	1,703	4,228	281,299	285,527
Subordinated liabilities	16	124	150	1,060	1,350	3,944	4,078	14,640	24,012	—	24,012
Other liabilities	1,764	—	—	—	1,764	2	16	1	1,783	—	1,783
Total financial liabilities	386,288	23,872	13,037	17,265	440,462	32,011	14,408	40,419	527,300	423,308	950,608

Business review Risk and balance sheet management

Funding risk continued
Maturity analysis continued
	Other than held-for-trading (HFT)									HFT	Total
		1-3 months	3-6 months			1-3 years	3-5 years		Total
	Less than			6 months				More than	excluding
	1 month			-1 year	Subtotal			5 years	HFT
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	79,308	—	—	—	79,308	—	—	—	79,308	—	79,308
Bank reverse repos	1,302	87	—	—	1,389	—	—	—	1,389	33,394	34,783
Customer reverse repos	22	—	—	—	22	—	—	—	22	70,025	70,047
Loans to banks	14,519	1,879	1,005	206	17,609	269	35	102	18,015	13,265	31,280
Loans to customers
- Personal	11,521	2,297	1,815	3,301	18,934	10,432	13,437	134,124	176,927	668	177,595
- Corporate	22,697	13,751	14,464	21,363	72,275	43,658	36,835	52,426	205,194	7,284	212,478
- Financial Institutions	6,665	2,276	2,990	2,713	14,644	4,413	2,658	3,274	24,989	16,889	41,878
Debt securities	2,206	1,869	1,279	1,676	7,030	11,847	17,929	49,478	86,284	78,340	164,624
Equity shares	—	—	—	—	—	—	—	1,908	1,908	13,329	15,237
Settlement balances	5,741	—	—	—	5,741	—	—	—	5,741	—	5,741
Derivatives	—	571	626	1,252	2,449	3,803	1,879	508	8,639	433,279	441,918
Other assets	72	28	32	106	238	31	38	617	924	—	924
Total financial assets	144,053	22,758	22,211	30,617	219,639	74,453	72,811	242,437	609,340	666,473	1,275,813

Bank repos	3,551	3,261	—	—	6,812	1,150	—	—	7,962	36,370	44,332
Customer repos	2,733	3,083	—	—	5,816	—	—	—	5,816	82,224	88,040
Deposits by banks	15,046	1,409	564	489	17,508	7,127	336	1,532	26,503	30,571	57,074
Customer accounts
- Personal	150,310	6,846	5,904	11,466	174,526	11,936	2,267	93	188,822	431	189,253
- Corporate	162,472	5,264	2,196	3,017	172,949	5,935	1,182	1,202	181,268	2,393	183,661
- Financial Institutions	46,375	2,663	173	1,163	50,374	1,077	211	163	51,825	9,253	61,078
Debt securities in issue	2,248	2,639	7,996	6,263	19,146	21,220	12,038	31,309	83,713	10,879	94,592
Settlement balances	5,875	—	—	—	5,875	3	—	—	5,878	—	5,878
Short positions	—	—	—	—	—	—	—	—	—	27,591	27,591
Derivatives	—	310	251	501	1,062	1,790	1,262	1,682	5,796	428,544	434,340
Subordinated liabilities	231	184	1,352	620	2,387	7,070	862	16,983	27,302	—	27,302
Other liabilities	1,684	—	—	—	1,684	8	1	3	1,696	—	1,696
Total financial liabilities	390,525	25,659	18,436	23,519	458,139	57,316	18,159	52,967	586,581	628,256	1,214,837

Business review Risk and balance sheet management

Funding risk continued
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

The Group’s encumbrance ratios are set out below.

	2013	2012	2011
Encumbrance ratios	%	%	%
Total	17	18	19
Excluding balances relating to derivative transactions	19	22	26
Excluding balances relating to derivative and securities financing transactions	11	13	19

Key points
•	The Groups total encumbrance ratio dropped to 17%.

•	31% of the Group’s residential mortgage portfolio was encumbered as at 31 December 2013.

•	Unencumbered financial assets covered unsecured liabilities excluding derivatives.

•
In addition to the £451.4 billion on-balance sheet assets available to support future funding and collateral requirements there is £12.7 billion net off-balance sheet collateral available from reverse repurchase and derivative collateral transactions.

Business review Risk and balance sheet management

Funding risk continued
Encumbrance continued
Balance sheet encumbrance

	Encumbered assets relating to:						Encumbered	Unencumbered
	Debt securities in issue		Other secured liabilities			Total	assets	Readily realisable (2)
	Securitisations	Covered			Secured	encumbered	% of related	Liquidity		Other	Cannot be
	and conduits	bonds	Derivatives	Repos	deposits	assets (1)	assets	portfolio	Other	realisable (3)	encumbered (4)	Total
2013	£bn	£bn	£bn	£bn	£bn	£bn	%	£bn	£bn	£bn	£bn	£bn
Cash and balances at central
banks	—	—	—	—	—	—	—	74.3	8.4	—	—	82.7
Loans and advances to banks	5.8	0.5	10.3	—	—	16.6	60	0.1	10.9	—	—	27.6
Loans and advances to
customers
- UK residential mortgages	14.6	16.2	—	—	—	30.8	28	60.8	18.6	—	—	110.2
- Irish residential mortgages	9.3	—	—	—	1.2	10.5	70	0.7	3.8	—	0.1	15.1
- US residential mortgages	—	—	—	—	3.5	3.5	18	9.5	6.7	—	—	19.7
- UK credit cards	3.4	—	—	—	—	3.4	52	—	3.1	—	—	6.5
- UK personal loans	3.4	—	—	—	—	3.4	38	—	5.5	—	—	8.9
- other	13.5	—	18.1	—	0.8	32.4	14	4.4	9.6	175.6	10.2	232.2
Reverse repurchase agreements
and stock borrowing	—	—	—	—	—	—	—	—	—	—	76.5	76.5
Debt securities	0.9	—	5.5	55.6	2.7	64.7	57	17.0	31.9	—	—	113.6
Equity shares	—	—	0.5	5.3	—	5.8	66	—	3.0	—	—	8.8
Settlement balances	—	—	—	—	—	—	—	—	—	—	5.5	5.5
Derivatives	—	—	—	—	—	—	—	—	—	—	288.0	288.0
Intangible assets	—	—	—	—	—	—	—	—	—	—	12.4	12.4
Property, plant and equipment	—	—	—	—	0.4	0.4	5	—	—	7.5	—	7.9
Deferred tax	—	—	—	—	—	—	—	—	—	—	3.5	3.5
Prepayments, accrued income and other assets	—	—	—	—	—	—	—	—	—	—	8.6	8.6
Assets of disposal groups	—	—	—	—	—	—	—	—	—	—	0.2	0.2
	50.9	16.7	34.4	60.9	8.6	171.5		166.8	101.5	183.1	405.0	1,027.9
Own asset securitisations								17.4
Total liquidity portfolio								184.2

Liabilities secured
Intra-Group - used for secondary
liquidity	(19.1)	—	—	—	—	(19.1)
Intra-Group - other	(18.4)	—	—	—	—	(18.4)
Third-party (5)	(7.8)	(9.0)	(42.7)	(85.1)	(6.0)	(150.6)
	(45.3)	(9.0)	(42.7)	(85.1)	(6.0)	(188.1)

Notes:
(1)
Encumbered assets are those on the balance sheet that have been pledged to provide security for the liability shown above and are therefore not available to secure funding or to meet other collateral needs.

(2)	Unencumbered readily realisable assets are those assets on the balance sheet that can be readily used to meet funding or collateral requirements and comprise:
(a)  Liquidity portfolio: cash balances at central banks, high quality debt securities and loans that have been pre-positioned with central banks. In addition, the liquidity portfolio includes securitisations of own assets which has reduced over the years and has been replaced by loans.
(b)  Other readily realisable assets: other liquidity reserves, including assets that have been enabled for use with central banks; and unencumbered debt securities.
(3)
Unencumbered other realisable assets are those assets on the balance sheet that have no restrictions for funding and collateral purposes but are not readily realisable in their current form. These assets include loans that could be prepositioned with central banks but have not been subject to internal and external documentation review and diligence work.

(4)	Assets that cannot be encumbered comprise:
(a)  derivatives, reverse repurchase agreements and trading related settlement balances.
(b)  non-financial assets such as intangibles, prepayments and deferred tax.
(c)  assets in disposal groups.
(d)  loans that cannot be pre-positioned with central banks based on criteria set by the central banks, primarily US, including date of origination and level of documentation.
(e)  non-recourse invoice financing balances and certain shipping loans whose terms and structure prohibit their use as collateral.
(5)	In accordance with market practice the Group employs its own assets and securities received under reverse repo transactions as collateral for repos.

Business review Risk and balance sheet management

Funding risk continued
Encumbrance continued
	Encumbered assets relating to:
	Debt securities in issue		Other secured liabilities			Total	Encumbered	Unencumbered
	Securitisations	Covered			Secured	encumbered	assets as a	Liquidity
	and conduits	bonds	Derivatives	Repos	deposits	assets	% of related	portfolio	Other	Total
2012	£bn	£bn	£bn	£bn	£bn	£bn	assets	£bn	£bn	£bn
Cash and balances at central banks	—	—	—	—	—	—	—	70.2	9.1	79.3
Loans and advances to banks	5.3	0.5	12.8	—	—	18.6	59	—	12.7	31.3
Loans and advances to customers
- UK residential mortgages	16.4	16.0	—	—	—	32.4	30	58.7	18.0	109.1
- Irish residential mortgages	10.6	—	—	—	1.8	12.4	81	—	2.9	15.3
- US residential mortgages	—	—	—	—	—	—	—	7.6	14.1	21.7
- UK credit cards	3.0	—	—	—	—	3.0	44	—	3.8	6.8
- UK personal loans	4.7	—	—	—	—	4.7	41	—	6.8	11.5
- other	20.7	—	22.5	—	0.8	44.0	16	6.5	217.1	267.6
Reverse repurchase agreements
and stock borrowing	—	—	—	—	—	—	—	—	104.8	104.8
Debt securities	1.0	—	8.3	91.2	15.2	115.7	70	22.3	26.6	164.6
Equity shares	—	—	0.7	6.8	—	7.5	49	—	7.7	15.2
Settlement balances	—	—	—	—	—	—	—	—	6.7	6.7
Derivatives	—	—	—	—	—	—	—	—	441.9	441.9
Intangible assets	—	—	—	—	—	—	—	—	14.3	14.3
Property, plant and equipment	—	—	—	—	—	—	—	—	10.0	10.0
Deferred tax	—	—	—	—	—	—	—	—	3.5	3.5
Prepayments, accrued income
and other assets	—	—	—	—	—	—	—	—	8.7	8.7
	61.7	16.5	44.3	98.0	17.8	238.3		165.3	908.7	1,312.3
Own asset securitisations								22.6
Total liquidity portfolio								187.9

Liabilities secured
Intra-Group - used for secondary
liquidity	(22.6)	—	—	—	—	(22.6)
Intra-Group - other	(23.9)	—	—	—	—	(23.9)
Third-party (1)	(12.0)	(10.1)	(60.4)	(132.4)	(15.3)	(230.2)
	(58.5)	(10.1)	(60.4)	(132.4)	(15.3)	(276.7)

Note:
(1)	In accordance with market practice the Group employs its own assets and securities received under reverse repo transactions as collateral for repos.

For information on collateral received and used relating to securities financing transactions (SFT) and derivatives refer to the following page.

Business review Risk and balance sheet management

Funding risk continued
Summary of assets available as collateral (on and off-balance sheet)*
The table below summarises total on and off-balance sheet assets that are available to support funding and collateral requirements.
2013
£bn
Total on-balance sheet assets	1,027.9
Less:
- Reverse repos and derivatives	(364.5)
- Other assets not available to be pledged	(40.5)
Total on-balance sheet assets available	622.9
Add:
- Fair value of securities received as collateral from reverse repo and derivative transactions	124.2
Total assets available	747.1
Less:
- On-balance sheet assets pledged	(171.5)
- Reverse repo and derivative securities collateral that have been rehypothicated	(111.5)
Assets available to be pledged	464.1

Key point
•	Of the £464.1 billion collateral available, £166.8 billion is in the Group’s liquidity portfolio. The remainder is available to support for general funding and collateral needs.

*unaudited

Business review Risk and balance sheet management

Credit risk
223	Definition
223	Sources of credit risk
223	Credit risk governance
224	Risk management
224	- Product/asset class concentration framework
224	- Credit risk assessment
225	- Controls and assurance
225	Risk measurement
226	Credit risk assets
227	- Divisional analysis
228	- Sector and geographical regional analyses
231	- Asset quality
232	Risk mitigation
233	- Lending
236	- Counterparty credit risk
237	Early problem identification and problem debt management
237	- Wholesale
238	- Wholesale forbearance
240	- Retail
240	- Retail forbearance
245	- Recoveries
245	- Group impairment loss provisioning
245	- Provisioning methodology
246	- Impact of forbearance on provisioning
246	- Write-offs
247	Key loan portfolios
247	- Commercial real estate
253	- Residential mortgages
256	- Personal lending
257	- Interest only retail loans
260	- Ulster Bank Group (Core and Non-Core)

Business review Risk and balance sheet management

Credit risk
Definition
Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts.

Sources of credit risk
The Group is exposed to credit risk as a result of a wide range of business activities. The most significant source of credit risk is lending. The second most significant source is counterparty credit risk, which results from the Group’s activities in the derivatives and securities financing transaction markets.

The Group offers a number of lending products where it has an irrevocable obligation to provide credit facilities to a customer. Security may be obtained to mitigate the risk of loss in the form of physical collateral, such as commercial real estate assets and residential property, or financial collateral such as cash or bonds. Also included in the Group’s lending are exposures arising from leasing activities.

Derivatives and securities financing transactions expose the Group to counterparty credit risk, which is the risk of loss arising from a failure of a customer to meet obligations which vary in value by reference to a market factor.

The Group holds debt securities with the intention of selling them and so is exposed to market risk. However, it also holds some debt securities generally for liquidity management purposes, and is exposed to credit risk as a result.

The Group is exposed to credit risk from off-balance sheet products such as trade finance activities and guarantees.

Credit risk governance
A strong credit risk management function is vital to support the ongoing profitability of the Group. The potential for loss is mitigated through a robust credit risk culture in the business units and through a focus on sustainable lending practices. The Group’s credit risk management function is responsible for credit approval and managing concentration risk, as well as credit risk control frameworks and acts as the ultimate authority for the approval of credit. This, together with strong independent oversight and challenge, enables the business to maintain a sound credit environment.

The Group Chief Credit Officer (GCCO), through the Group Credit Risk (GCR) function, is responsible for the development of, and ensuring compliance with, Group-wide policies and credit risk frameworks as well as Group-wide assessment of provision adequacy. The risk management functions, located in the Group’s business divisions, are responsible for the execution of these policies.

The divisional credit risk management functions work together with GCR to ensure that the risk appetite set by the Group Board is met. The credit risk function in each division is managed by a Chief Credit Officer, who reports jointly to a divisional Chief Risk Officer and to the GCCO. Divisional credit risk management activities include transaction analysis, credit approval, ongoing credit risk stewardship, and early problem identification and management.

The Executive Risk Forum (ERF) considers and approves material aspects of the Group’s credit risk management framework, such as credit risk appetite and limits for portfolios of strategic significance. The ERF has delegated approval authority to the Group Credit Risk Committee, a functional sub-committee of the Group Risk Committee, to act on credit risk matters. These include, but are not limited to, credit risk appetite and limits (within the overall risk appetite set by the Board and the ERF), credit risk strategy and frameworks, credit risk policy and the oversight of the credit profile across the Group. There are separate Group Credit Risk Committees for the retail and wholesale portfolios and these are chaired by the GCCO.

The Group Audit Committee (GAC) provides oversight of the Group’s provision adequacy. The GCCO is accountable to the GAC for the adequacy of the Group’s provisions, both individual and collective. The Group Provisions Committee, which is chaired by either the Group Chief Risk Officer or the GCCO, approves recommendations from the divisional provisions committees.

Key trends in the credit risk profile of the Group, performance against limits and emerging risks are set out in the RBS Risk Management Monthly Report provided to the Executive Committee, the Board Risk Committee and the Group Board.

Risk appetite and concentration framework
Risk appetite is set using specific quantitative targets under stress, including earnings volatility and capital adequacy. The Group’s credit risk framework has therefore been designed around the factors that influence the Group’s ability to meet those targets. These include product and asset class, industry sector, single name and country concentrations. Any of these factors could generate higher earnings volatility under stress and, if not adequately controlled, could undermine capital adequacy. Tools such as stress testing and economic capital are used to measure credit risk volatility and develop links between Group risk appetite targets and the credit risk control framework. The frameworks are supported by a suite of Group-wide and divisional policies that set out the risk parameters within which divisions must operate. The Group also manages its exposures to counterparty credit risk closely, using portfolio limits and specific tools to control more volatile or capital intensive business areas.

Wholesale
Four formal frameworks are used to manage wholesale credit concentration risk. The Group continually reassesses its frameworks to ensure that they remain appropriate for its varied business franchises and current economic conditions, as well as to reflect further refinements in the Group’s risk measurement models.

Business review Risk and balance sheet management

Credit risk continued
Risk management*
Product/asset class concentration framework
The Group manages certain lines of business where the nature of credit risk assumed could result in a concentration or a heightened risk in some other form. This includes specific credit risk types such as settlement or wrong-way risk and products such as long-dated derivatives or securitisations. These product and asset classes may require formal policies and expertise as well as tailored monitoring and reporting measures. In some cases specific limits and thresholds are deployed to ensure that the credit risk inherent in these lines of business and products is adequately controlled. Product and asset classes are reviewed regularly. The reviews consider the risks inherent in each product or asset class, the risk controls applied, monitoring and reporting of the risk, the client base, and any emerging risks to ensure risk appetite remains appropriate.

Sector concentration
Exposures are assigned to, and reviewed in the context of, a defined set of industry sectors. Risk appetite and portfolio strategies are set at either the sector or sub-sector level, depending on where exposures may result in excessive concentration, or where trends in both external factors and internal portfolio performance give cause for concern. Regular formal reviews are undertaken at Group or divisional level depending on materiality. Reviews may include an assessment of the Group’s franchise in a particular sector, an analysis of the outlook, identification of key vulnerabilities or stress testing.

As a result of the reviews carried out in 2013, the Group further reduced its risk appetite in the corporate sectors of commercial real estate and retail. For further details on sector-specific strategies, exposure reduction and key credit risks, refer to pages 247 to 262.

Single name concentration
A single name concentration (SNC) framework addresses the risk of outsized exposure to a borrower or borrower group. The framework includes elevated approval authority, additional reporting and monitoring, and the requirement for plans to address exposures in excess of appetite.

Several credit risk mitigation techniques are available to reduce single name concentrations. If the Group decides that its exposure is too high, it may decide to sell excess exposures. Alternatively, it may decide to take additional security or guarantees such as cash, bank or government guarantees or enter into credit default swaps. Credit risk mitigants must be effective in terms of legal certainty and enforceability. In addition, maturity or expiry dates must be the same, or later, than the underlying obligations.

Aggregate SNC exposures remain outside of the Group’s longer-term appetite. However, material reductions have been achieved since the framework was introduced. This trend continued during the year, with a 21% decrease in the number of excesses since December 2012.

Country concentration
The country concentration framework is described in the Country risk section on pages 336 to 348.

Retail
A product and asset class framework exists to control credit risk for retail businesses. It sets limits that measure and control the asset quality of each key business area, the portfolios in that business and the new business being originated. The actual performance of each portfolio is tracked relative to these limits and action taken where necessary.

Credit risk assessment
Wholesale
The credit risk function assesses, approves and manages the credit risk associated with a borrower or group of related borrowers.

The GCCO has established a framework of individual delegated authorities, which are set out in the Group Credit Risk Policy. The framework requires at least two individuals to approve each credit decision, one from the business and one from the credit risk function. Both must hold appropriate delegated authority, which is dependent on their experience and expertise. Only a small number of senior executives hold the highest authority provided under the framework. While both parties are accountable for the quality of each decision taken, the credit risk approver holds ultimate sanctioning authority.

In all circumstances the risks associated with any proposal to provide, increase, review or change the terms or conditions of credit facilities must be assessed prior to a credit decision being made. Assessments of credit risk must, at a minimum, specifically address the following elements:

•	The amount, terms, tenor, structure, conditions, purpose and appropriateness of all credit facilities;

•	Compliance with applicable Group and/or divisional credit policies;

•	The customer’s ability to meet obligations, based on an analysis of financial information and a review of payment and covenant compliance history;

•	The source of repayment and the customer’s risk profile, including sector analysis and sensitivity to economic and market developments, and credit risk mitigation;

•
Refinancing risk - that is the risk of loss arising from the failure of a customer to settle an obligation on expiry of a facility through the drawdown of another credit facility provided by the Group or by another lender;

•	Consideration of all other risks such as environmental, social and ethical, regulatory and reputational risks; and

•	The portfolio impact of the transaction, including the impact on any credit risk concentration limits or agreed divisional risk appetite.

At a minimum, credit relationships are reviewed and re-approved annually. The renewal process addresses borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; compliance with terms and conditions; and refinancing risk.

*unaudited

Business review Risk and balance sheet management

Credit risk continued
Risk management* continued
Retail
Retail lending entails making a large number of small value loans. To ensure that it makes these lending decisions consistently, the Group analyses the historical debt servicing behaviour of customers, including their behaviour with respect to their other lenders. The Group then uses the results of these analyses to set its lending rules, developing different rules for different products. The resulting credit decision making process is then largely automated, with customers receiving a credit score that reflects the outcome of a comparison of their credit profile with the rule set. However, in the case of relatively high value, complex personal or small business loans, including some residential mortgage lending, specialist credit managers make the final lending decisions.

Controls and assurance
The Group’s credit control and assurance framework has three key components: credit policy; policy compliance assurance; and independent assurance. These apply to both wholesale and retail credit risk at both portfolio and individual customer level.

The first component is the Group Credit Policy Standard, which is part of the Group Policy Framework. It sets out the rules the Group’s businesses must follow to ensure that credit risks are identified and effectively managed through the credit lifecycle.

The second component is a policy assurance activity that GCR undertakes to provide the GCCO with evidence of the effectiveness of credit risk management controls in place across the Group. The results of these reviews are presented to the Group Credit Risk Committee on a regular basis in support of the self-certification that GCR must complete from time to time.

The third component of the Group’s credit assurance framework is the Credit Quality Assurance (CQA) function. CQA independently reviews the Group’s lending activities to identify control breaches, assess portfolio quality and recommend process improvements. These findings are escalated to senior management and plans to address shortcomings are recorded and tracked in the Group’s operational risk system. CQA’s activities are overseen by GAC and the results of its reviews are regularly shared with the Group’s main regulators.

Risk measurement*
The Group uses a range of measures for credit risk exposures. The internal measure used, unless otherwise stated, is credit risk assets (CRA) consisting of:

•
Lending exposure - measured using drawn balances and includes cash balances at central banks and loans and advances to banks and customers (including overdraft facilities, instalment credit and finance leases).

•
Counterparty exposures - measured using marked-to-market value of derivatives after the effect of enforceable netting agreements and regulatory approved models but before the effect of collateral. Counterparty exposures include rate risk management, which includes exposures arising from foreign exchange transactions, interest rate swaps, credit default swaps and options. Exposures are mitigated by off-setting in-the-money and out-of-the-money transactions where such transactions are governed by legally enforceable netting agreements and exposures are calculated by regulatory approved models. Exposures are shown before deducting collateral.

•	Contingent obligations - measured using the value of the committed amount and including primarily letters of credit and guarantees.

CRA exclude issuer risk (primarily debt securities) and securities financing, repurchase and reverse repurchase arrangements. CRAs take account of regulatory netting although, in practice, obligations are settled under legal netting arrangements that provide a right of legal set-off but do not meet the offset criteria under IFRS.

Credit risk models
The Group uses credit risk models in the credit approval process, ongoing credit risk management, monitoring and reporting and portfolio analytics. These may be divided into three categories:

Probability of default (PD)
PD models assess the probability of a customer failing its credit obligations over a one year period.

•
Wholesale models - A number of credit grading models are in place that consider risk characteristics relevant to different customer types. These models use a combination of quantitative inputs, such as recent financial performance, and qualitative inputs such as management performance or sector outlook. As part of the credit assessment process, the Group assigns each customer an internal credit grade based on its PD.

•
Retail models - Each customer account is scored and models are used to assign a PD. Inputs vary across portfolios and include both internal account and customer level data, as well as data from credit bureaus. This score is used to support automated credit decision making through the use of a statistically derived scorecard.

Exposure at default (EAD)
EAD models provide estimates of the level of use of a credit facility at the time of a customer's default, recognising that customers may make further drawings on unused credit facilities prior to default. Regulatory requirements determine that EAD is always equal to or higher than current utilisation. Exposure can be reduced by a netting agreement, subject to meeting standards of legal enforceability.

*unaudited

Business review Risk and balance sheet management

Credit risk continued
Risk measurement* continued
Loss given default (LGD)
LGD models estimate the amount that cannot be recovered in the event of customer default. When estimating LGD, the Group’s models assess both borrower and facility characteristics, as well as various credit risk mitigants. The cost of collections and a time discount factor for the delay in cash recovery are also incorporated.

Changes to credit models
The Group reviews and updates models on an ongoing basis, reflecting more recent data, changes to products and portfolios, and updated regulatory requirements. Extensive changes were made to wholesale models in 2012 and 2013. This process continues with further changes, notably in banks and corporate exposure classes, planned for 2014.

As in 2012, the impact of the model changes implemented in 2013 largely affected the lower risk segments of the Group’s portfolios, mostly to customers bearing the equivalent of investment-grade ratings.

Model changes affect year-on-year comparisons of risk measures in certain disclosures. Where meaningful, the Group in its commentary has differentiated between instances where movements in risk measures reflect the impact of model changes, and those that reflect movements in the size of underlying credit portfolios or their credit quality.

Economic capital
The credit economic capital model is an extensive framework that allows for the calculation of portfolio credit loss distributions and associated metrics over a given risk horizon for a variety of business purposes.

The model takes into account migration risk (risk that credit assets will deteriorate in credit quality across multiple years), factor correlation (the assumption that groups of obligors share a common factor) and contagion risk (for example, the risk that the weakening of the sovereign’s creditworthiness has a significant impact on the creditworthiness of a business operating in that country).

Credit risk assets*
The table below provides a bridge between balance sheet captions and the related components of credit risk assets (CRA).
						Methodology
		Within	Not within		Netting	differences
	Balance	the scope of	the scope	Credit	and	and reclassi-
	sheet	market risk (1)	of CRA (2)	adjustments (3)	collateral (4)	fications (5)	CRA
2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	82.7	—	(3.9)	—	—	1.7	80.5
Reverse repurchase agreements and stock borrowing	76.4	—	(76.4)	—	—	—	—
Loans and advances	418.4	—	(3.0)	25.2	(28.4)	(7.5)	404.7
Debt securities	113.6	(56.7)	(56.9)	—	—	—	—
Equity shares	8.8	(7.2)	(1.6)	—	—	—	—
Settlement balances	5.6	(5.6)	—	—	—	—	—
Derivatives	288.0	—	—	1.8	(242.8)	9.9	56.9
Other assets (6)	34.4	—	(25.6)	—	—	(7.8)	1.0
Total assets	1,027.9	(69.5)	(167.4)	27.0	(271.2)	(3.7)	543.1
Contingent obligations (7)							29.9
							573.0

Notes:
(1)	The exposures in regulatory trading book businesses are subject to market risk and are hence excluded from CRA. Refer to the market risk section on page 313.
(2)	Includes cash in ATMs and branches, items in the course of collection, reverse repurchase agreements, securities and other assets (refer to note below).
(3)	Includes impairment loss provisions related to loans and advances and credit valuation adjustment on derivatives.
(4)	Comprises:
- Loans and advances: cash collateral pledged with counterparties in relation to net derivative liability positions.
- Derivatives: impact of master netting arrangements.
(5)	Comprises:
-	Cash and balances at central banks: notice balances with central banks included in loans and advances, reclassified as central bank exposure in CRA.
-
Loans and advances: includes offset related to cash management pooling arrangements not allowed under IFRS and reclassification of central bank balances. This is partially offset byreclassification of disposal groups and prepayments, accrued income and other assets as customer balances.

-
Derivatives: reflects difference between netting arrangements and netting within regulatory model sets, and balances with central counterparties after netting but before variation margin presentednet on the balance sheet.

-	Other assets: includes amounts reclassified to loans and advances from disposal groups and prepayments, accrued income and other assets and residual value of operating leases.
(6)	Other assets: includes intangible assets, property, plant and equipment, deferred tax, prepayments and accrued income and assets of disposal groups.
(7)
Includes documentary credits (commercial letters of credit providing for payment by the Group to a named beneficiary against presentation of specified documents), classified as commitments for financial reporting.

*unaudited

Business review Risk and balance sheet management

Credit risk continued
Credit risk assets* continued
Divisional analysis
	2013	2012	2011
	£m	£m	£m
UK Retail	113,223	114,120	111,070
UK Corporate	97,166	101,148	105,078
Wealth	19,819	19,913	20,079
International Banking	60,438	64,518	72,737
Ulster Bank	33,129	34,232	37,781
US Retail & Commercial	53,411	55,036	56,546
Retail & Commercial	377,186	388,967	403,291
Markets	81,021	106,336	114,327
Other	71,409	65,186	64,517
Core	529,616	560,489	582,135
Non-Core	43,340	65,220	92,709
	572,956	625,709	674,844

Key points
•	Overall, CRA fell by 8% during the year. 59% of the £52.8 billion reduction was in the Core divisions.

•	CRA in the Retail & Commercial divisions continued to increase as a proportion of the Core portfolio, accounting for 71% of the Core CRA (2012 - 69%).

•
The reduction in the Core portfolio was mostly driven by the implementation of a risk reduction strategy in Markets. CRA in Markets fell by 24% during the year, affected by a contraction in lending and rate risk management activities. Markets represented 15% of Core CRA (2012 - 19%). CRA decreased in all Core divisions with the exception of ‘other’.

•
The increase in CRA in ‘other’ predominantly related to Group Treasury’s exposure to central banks in the UK and US and was a function of the Group’s liquidity requirements and cash positions. Exposures to central banks in Western Europe decreased by 76% year-on-year and at the year end represented 7% of ‘other’ exposure (2012 - 32%).

•
At the year end, Non-Core accounted for 8% of total CRA (2012 - 10%) as asset disposals and run-offs continued. Some 50% of the reduction in Non-Core was in the property sector as the Group continued to reduce its concentration in this sector, in particular commercial real estate.

*unaudited

Business review Risk and balance sheet management

Credit risk continued
Credit risk assets* continued
Sector and geographical regional analyses
The table below details CRA by sector and geographical region. Sectors are based on the Group’s sector concentration framework. Geographical region is based on the location of the customer’s operations (or, in the case of individuals, location of residence).

2013		Western
		Europe	North	Asia	Latin
	UK	(excl. UK)	America	Pacific	America	Other (1)	Total	Core	Non-Core
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	127,620	18,751	28,616	1,418	61	656	177,122	174,798	2,324
Banks	2,506	25,085	3,133	9,670	1,192	1,771	43,357	43,010	347
Other financial institutions	23,080	10,363	9,164	2,633	1,320	1,100	47,660	43,849	3,811
Sovereign (2)	55,041	8,685	18,203	3,394	37	687	86,047	84,726	1,321
Property	49,639	18,673	6,206	929	286	795	76,528	53,569	22,959
Natural resources	6,698	4,587	6,189	3,669	214	2,087	23,444	21,412	2,032
Manufacturing	8,843	4,962	6,208	2,278	120	1,397	23,808	23,276	532
Transport (3)	10,332	3,936	3,959	1,800	163	9,435	29,625	24,086	5,539
Retail and leisure	16,338	3,924	4,977	738	91	517	26,585	24,562	2,023
Telecoms, media and technology	3,356	2,591	3,401	1,403	29	491	11,271	9,810	1,461
Business services	16,527	2,733	6,053	757	1,233	206	27,509	26,518	991
	319,980	104,290	96,109	28,689	4,746	19,142	572,956	529,616	43,340

2012
Personal	129,431	19,256	30,664	1,351	39	926	181,667	177,880	3,787
Banks	5,023	36,573	6,421	8,837	1,435	2,711	61,000	60,609	391
Other financial institutions	20,997	13,398	10,189	2,924	4,660	789	52,957	47,425	5,532
Sovereign (2)	38,870	26,002	14,265	2,887	64	1,195	83,283	81,636	1,647
Property	54,831	23,220	7,051	1,149	2,979	1,280	90,510	56,566	33,944
Natural resources	6,103	5,911	6,758	4,129	690	1,500	25,091	21,877	3,214
Manufacturing	9,656	5,587	6,246	2,369	572	1,213	25,643	24,315	1,328
Transport (3)	12,298	5,394	4,722	5,065	2,278	4,798	34,555	26,973	7,582
Retail and leisure	17,229	5,200	4,998	1,103	270	658	29,458	26,203	3,255
Telecoms, media and technology	4,787	3,572	3,188	1,739	127	346	13,759	10,815	2,944
Business services	17,089	3,183	5,999	581	780	154	27,786	26,190	1,596
	316,314	147,296	100,501	32,134	13,894	15,570	625,709	560,489	65,220

2011
Personal	126,945	20,254	33,087	1,604	158	1,114	183,162	176,201	6,961
Banks	4,720	39,213	3,952	11,132	1,738	3,276	64,031	63,470	561
Other financial institutions	16,549	15,960	13,319	3,103	5,837	1,159	55,927	45,548	10,379
Sovereign (2)	21,053	31,374	31,391	3,399	78	1,581	88,876	87,617	1,259
Property	60,099	27,281	8,052	1,370	3,471	1,480	101,753	58,323	43,430
Natural resources	6,552	7,215	8,116	3,805	1,078	2,508	29,274	25,146	4,128
Manufacturing	9,583	7,391	7,098	2,126	1,011	1,381	28,590	26,525	2,065
Transport (3)	13,789	7,703	4,951	5,433	2,500	5,363	39,739	27,529	12,210
Retail and leisure	22,775	6,101	5,762	1,488	1,041	675	37,842	32,766	5,076
Telecoms, media and technology	5,295	4,941	3,202	1,944	139	609	16,130	12,180	3,950
Business services	17,851	3,719	6,205	910	629	206	29,520	26,830	2,690
	305,211	171,152	125,135	36,314	17,680	19,352	674,844	582,135	92,709

Notes:
(1)	Comprises Central and Eastern Europe, the Middle East, Central Asia and Africa, and supranationals such as the World Bank.
(2)	Includes cash held at central banks.
(3)
Excludes net investment in operating leases in shipping and aviation portfolios as they are accounted for as property, plant and equipment. However, operating leases are included in the monitoring and management of these portfolios.

*unaudited

Business review Risk and balance sheet management

Credit risk continued
Credit risk assets* continued
Key points
Financial markets and the Group’s focus on risk appetite and sector concentration had a direct impact on the portfolio during the year with the following key trends observed:

•	Total CRA fell 8%, with the only notable increase being in the sovereign sector, including exposures to central banks (increased 3%). Excluding sovereign exposures, CRA decreased by 10%.

•
At the year end, the portfolio comprised 31% personal exposure (2012 - 29%), sovereign 15% (2012 - 13%) exposure to banks and other financial institutions 16% (2012 - 18%), property 13% (2012 - 14%), and other corporate sectors 25% (2012 - 26%).

•	CRA fell in all geographic regions. The largest decrease, in Western Europe, was primarily a result of reduced exposures to European central banks.

•
UK exposure increased to 56% of CRA (2012 - 51%) because of a £16.2 billion rise in exposure to the Bank of England. This was offset predominantly by falls in Non-Core property (£7.5 billion) and Core personal and banking sectors, which fell £4.3 billion in total. Excluding sovereigns, UK Core exposure fell by 3%).

•
The personal sector, excluding exposures in North America, fell by 2% due to reduced overdraft and lending exposure in the UK. This was offset by slightly increased UK mortgage exposure. Personal exposure in North America decreased disproportionately due to Non-Core exposures.

•
Exposure to sovereigns fluctuates according to Group liquidity requirements and cash positions. These are driven by inflows and outflows of deposits which determine the level of cash placed with central banks and have contributed to higher exposures at the Bank of England and lower exposures at European central banks. The Group’s sovereign portfolio comprises exposures to central governments, central banks and sub-sovereigns such as local authorities, primarily in the Group’s key markets of the UK, Western Europe and the US. The asset quality is high because exposures are largely short-term cash balances placed with central banks such as the Bank of England, the Federal Reserve and the Eurosystem (including the European Central Bank and central banks in the eurozone). Information on the Group’s exposure to governments, including peripheral eurozone sovereigns, can be found in the Country risk section.

•
Exposure to the banking sector is well diversified geographically. Limits and exposures are tightly controlled through the combination of the SNC framework, bespoke credit policies and country limits. Derivatives generated the largest exposure for banks (58% of credit risk assets in the banks sector), but a large portion of the exposures was collateralised. The increase in bank exposure in the Asia Pacific region was largely driven by short-term, trade finance related activities.

•
Exposure to banks and financial institutions declined by 20%. This was primarily as a result of limited lending and interbank money market activity which fell by 8% and a reduction in derivative exposures which fell by 27%. The declining trend in interbank activity was largely attributable to increased bank liquidity including access to liquidity via schemes put in place via central banks and governments. The reduction in derivative exposure was due to the Group exiting certain products and the benefits of regulatory netting derived from the implementation of new modelling methodology. The Group has a suite of control frameworks and policies for managing the derivatives portfolio, particularly uncollateralised derivatives with long tenors. During the year the control framework for this segment of the portfolio was further tightened.

•
Exposure to other financial institutions comprises a range of financial companies, the largest of which were funds (25%) securitisation vehicles (22%) and financial intermediaries (16%) including broker dealers and central counterparties (CCPs). The Core other financial institutions portfolio decreased by 8% in 2013.  The Non-Core portfolio decreased by 31%.

•
At the year end, the total exposure to CCPs was £4.1 billion (2012 - £3.2 billion). Regulatory initiatives to encourage the wider use of CCPs for clearing over-the-counter derivatives across the industry continue. The Group supports this move but recognises that its concentration risk to CCPs will continue to rise when it clears its own trades, as well as when it acts as a clearing broker for third parties. This increased concentration risk is being managed under a specific risk appetite and control framework. The Group’s CCP exposure remains dominated by a small number of well-established, high quality and reputable clearing houses.

•
The Group continued to manage down its exposures to financial guarantors - credit derivative products companies (CDPCs) and monolines with a view to exiting these portfolios. Exposure to financial guarantors declined by 69% and represented less than 1% of the other financial institutions portfolio (2012 - 2%). Exposures have decreased materially over time as trades are commuted and exposures reduced due to the tightening credit spread of the assets protected by CDPCs and monolines. At the year end, exposures to CDPCs and monolines totalled £274 million (2012 - £874 million).

•
The majority of the Group’s property exposure was commercial real estate in Ireland and the UK (refer to Commercial real estate on pages 247 to 252 for further details). The remainder comprised lending to construction companies and building materials groups, which fell by £1.7 billion (15%), and housing associations, which increased by £0.9 billion (12%). A total of 59% of the Group’s Core property exposure was in UK Corporate (2012 - 60%) with Ulster Bank and US Retail & Commercial representing 10% and 9% respectively, unchanged from 2012.

*unaudited

Business review Risk and balance sheet management

Credit risk continued
Credit risk assets*continued
•
The Group’s exposure to the shipping sector (including shipping related infrastructure) declined by 18% in 2013 as a result of scheduled loan amortisation, secondary sales and prepayments. Out of the total exposure of £11.4 billion, £8.6 billion related to asset-backed exposure to ocean-going vessels of which dry bulk accounted for 35% of the exposure, tankers 34%, container ships 15%, gas 10% and other vessels 6%. Conditions remained poor across the major shipping market segments in 2013, as charter rates and vessel values remained depressed. The majority of the Group’s exposure is extended against security in vessels of recent construction, with less than 4% of the lending secured on vessels aged over 15 years. A key protection for the Group is the minimum security covenant. The overall loan-to-value (LTV) on the portfolio at 31 December 2013 was 76%, split 70% for Core and 97% for Non-Core portfolio respectively. Within the Core portfolio, 13% of exposure had LTVs greater than 100%.

•
An increased number of clients suffered liquidity challenges during the year or failed to meet their minimum security covenant. This led to a commensurate rise in referrals to the Watchlist and transfers to the Global Restructuring Group. At 31 December 2013, 12% of the Group’s exposure to this sector was in the Watch Red category and loans in default amounted to £0.9 billion.

•
The reduction in exposure in the retail and leisure sector was consistent with the Group’s strategies to re-balance the Core portfolios towards stronger customers in the sector while continuing to reduce the Non-Core book. The modest growth in North America was in line with agreed sector and region risk appetite.

•
Exposure in the telecoms, media and technology sector fell by 18% during the year, driven by divisional strategies to exit underperforming sub-sectors in the portfolio. Notably, media exposure fell 31% during the year.

•
Exposure to healthcare of £9.5 billion at the year end (2012 - £9.9 billion) was included in the business services sector. The Group’s healthcare exposure was heavily biased towards the UK, which represented 68% of the exposure, unchanged from 2012.

*unaudited

Business review Risk and balance sheet management

Credit risk continued
Credit risk assets* continued
Asset quality (AQ)
Internal reporting and oversight of CRA is principally differentiated by credit grades. Customers are assigned credit grades based on various credit grading models that reflect the key drivers of default for each customer type. All credit grades across the Group map to both a Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures, used for internal management reporting across portfolios. Accordingly, measures of risk exposure may be readily aggregated and reported at increasing levels of granularity depending on stakeholder or business need. Performing loans are defined as AQ1-AQ9 (where the PD is less than 100%) and non-performing loans as AQ10 (where the PD is 100%).

Exposures are allocated to asset quality bands on the basis of statistically driven models, which produce an estimate of default rate. The variables included in the models vary by product and geography. For portfolios secured on residential property these models typically include measures of delinquency and loan to value as well as other differentiating characteristics such as bureau score, product features or associated account performance information.

The table below shows CRA by asset quality band.
	Probability of default range	2013				2012				2011
		Core	Non-Core	Total	Total	Core	Non-Core	Total	Total	Core	Non-Core	Total	Total
AQ band		£m	£m	£m	%	£m	£m	£m	%	£m	£m	£m	%
AQ1	0% - 0.034%	129,197	3,319	132,516	23.1	131,772	7,428	139,200	22.2	195,826	13,732	209,558	31.1
AQ2	0.034% - 0.048%	22,942	1,485	24,427	4.3	25,334	2,241	27,575	4.4	18,366	2,915	21,281	3.2
AQ3	0.048% - 0.095%	41,325	700	42,025	7.3	43,925	2,039	45,964	7.3	27,082	2,883	29,965	4.4
AQ4	0.095% - 0.381%	114,258	5,737	119,995	20.9	112,589	6,438	119,027	19.0	65,491	9,636	75,127	11.1
AQ5	0.381% - 1.076%	77,676	2,585	80,261	14.0	92,130	7,588	99,718	15.9	92,503	10,873	103,376	15.3
AQ6	1.076% - 2.153%	44,476	3,138	47,614	8.3	45,808	5,525	51,333	8.2	67,260	6,636	73,896	11.0
AQ7	2.153% - 6.089%	31,504	2,060	33,564	5.9	32,720	5,544	38,264	6.1	36,567	8,133	44,700	6.6
AQ8	6.089% - 17.222%	9,492	899	10,391	1.8	13,091	1,156	14,247	2.4	11,921	3,320	15,241	2.3
AQ9	17.222% - 100%	6,741	771	7,512	1.3	8,849	2,073	10,922	1.8	12,710	5,024	17,734	2.6
AQ10	100%	21,814	20,743	42,557	7.4	21,562	22,845	44,407	7.1	20,017	25,020	45,037	6.7
Other (1)		30,191	1,903	32,094	5.7	32,709	2,343	35,052	5.6	34,392	4,537	38,929	5.7
		529,616	43,340	572,956	100	560,489	65,220	625,709	100	582,135	92,709	674,844	100

Note:
(1)
Largely comprises assets covered by the standardised approach, for which a probability of default equivalent to those assigned to assets covered by the internal ratings based approach is not available.

	2013		2012		2011
		Divisional credit		Divisional credit		Divisional credit
	AQ10	risk assets	AQ10	risk assets	AQ10	risk assets
AQ10 CRA by division	£m	%	£m	%	£m	%
UK Retail	4,462	3.9	4,998	4.4	5,097	4.6
UK Corporate	6,279	6.5	6,310	6.2	5,484	5.2
International Banking	572	0.9	612	0.9	1,736	2.4
Ulster Bank	9,198	27.8	8,236	24.1	6,305	16.7
US Retail & Commercial	536	1.0	633	1.2	646	1.1
Retail & Commercial	21,047	5.6	20,789	5.3	19,268	4.8
Markets	767	0.9	773	0.7	749	0.7
Core	21,814	4.1	21,562	3.8	20,017	3.4
Non-Core	20,743	47.9	22,845	35.0	25,020	27.0
	42,557	7.4	44,407	7.1	45,037	6.7

*unaudited

Business review Risk and balance sheet management

Credit risk continued
Credit risk assets* continued
Key points
•
Trends in the asset quality of the Group’s credit risk exposures during 2013 reflected the change in the proportion of assets in the sovereign sector and movements in the underlying asset quality of the portfolio. The Group’s overall asset quality for performing assets improved slightly year-on-year.

•
The increase in the proportion of the Group’s Core exposures in the AQ1 band reflected the increase in the Group’s exposure to sovereigns, in line with the Group’s liquidity and capital management practices.

•
The increase in AQ4 was due to a positive shift in the asset quality band distribution of UK Retail and reflected improvements in the underlying credit quality of the UK Retail mortgage portfolio over the last three years.

•
Trends in the Group’s non-performing credit risk exposures in 2013 were predominantly driven by the Non-Core and Ulster Bank portfolios, with these two divisions accounting for 70% of the Group's AQ10 CRA.

•	Property continued to be the largest sector in non-performing assets - 57% of total AQ10 exposure (2012 - 58%).

•
Non-performing assets in the Ulster Bank portfolio continued to grow, driven by exposures in the wholesale property sector. Refer to Key loan portfolios: Ulster Bank Group (Core and Non-Core) on pages 260 to 262 for more details.

•	The personal sector accounted for 21% (2012 - 21%) of the Group’s AQ10 exposure. AQ10 exposure in this sector decreased during the year for all divisions except Ulster Bank.

•	In UK Retail non-performing assets continued to fall, principally as a result of lower flows of assets into non-performing across all portfolios, as well as write-downs of aged debt.

•
The slight decrease in the level of AQ10 exposure in UK Corporate was driven primarily by reductions in the property sector, offset by increases in shipping. At the year end, shipping represented 12% of the AQ10 assets in UK Corporate (2012 - 8%).

•	Non-Core exposure fell in all AQ bands.

Risk mitigation
Risk mitigation techniques are used in the management of credit portfolios across the Group, typically to mitigate credit concentrations in relation to an individual customer, a borrower group or a collection of related borrowers. Where possible, the Group nets customer credit balances against obligations.

Mitigation tools applied can include: structuring a security interest in a physical or financial asset; use of credit derivatives, including credit default swaps, credit-linked debt instruments and securitisation structures; and use of guarantees and similar instruments (for example, credit insurance) from related and third parties.

When seeking to mitigate risk, at a minimum the Group considers the following:

•	The suitability of the proposed risk mitigation, particularly if restrictions apply;

•	The means by which legal certainty is to be established, including required documentation, supportive legal opinions and the steps needed to establish legal rights;

•	Acceptable methodologies for initial and subsequent valuation of collateral, the frequency of valuation and the advance rates given;

•	The actions it can take if the value of collateral or other mitigants is less than needed;

•	The risk that the value of mitigants and counterparty credit quality may deteriorate simultaneously;

•	The need to manage concentration risks arising from collateral types; and

•	The need to ensure that any risk mitigation remains legally effective and enforceable.

The Group’s business and credit teams are supported by specialist in-house documentation teams. The Group uses industry-standard loan and security documentation wherever possible. However, when the Group uses non-standard documentation, external lawyers are employed on a case-by-case basis.

*unaudited

Business review Risk and balance sheet management

Credit risk continued
Risk mitigation continued
Lending
The types of collateral the Group takes to mitigate the credit risk arising from wholesale lending varies according to the nature of the counterparty and its assets. The most common types are:

•
Commercial real estate - The market value of the collateral typically exceeds the loan amount at origination date. The market value is defined as the estimated amount for which the asset could be sold in an arm’s length transaction by a willing seller to a willing buyer. In Ireland and, to a lesser extent, the UK, a lack of market data has made estimating the value of property difficult and so causes the Group to use a range of other types of information to value such collateral, including expert judgement and indices. For further information, regarding the Group’s commercial real estate portfolio refer to pages 247 to 252.

•
Residential property - The Group takes collateral in the form of residential property to mitigate the credit risk arising from mortgages and home equity lending. The Group values residential property during the loan underwriting process by either appraising properties individually or using statistically valid models. The Group updates residential property values quarterly using the relevant residential property index, namely the Halifax Quarterly Regional House Price Index in the UK, the Case-Shiller Home Price Index in the US, the Central Statistics Office Residential Property Price Index in the ROI, and the Nationwide House Price Index in Northern Ireland.

•
Physical assets - These may include stock, plant, equipment, machinery, vehicles, ships and aircraft. Such assets are suitable collateral only if the Group can identify, locate, and segregate them from other assets on which it does not have a claim. The Group values physical assets in a variety of different ways, depending on the type of asset concerned and may rely on balance sheet valuations in certain cases. In the US, the Group also takes collateral in the form of motor vehicles to mitigate the credit risk arising from automobile lending. The Group values new vehicles at cost and used ones at the relevant average trade-in value.

•
Receivables - These are amounts owed to the Group’s counterparties by their own customers. The Group values them after taking into account the quality of its counterparty’s receivable management processes and excluding any that are past due.

All collateral is assessed case-by-case to ensure that it will retain its value independently of the provider. The Group monitors the value of the collateral and, if there is a shortfall, will seek additional collateral.

The table below analyses commercial real estate (Core and Non-Core) lending by loan-to-value ratio, which represents loan value before provisions relative to the value of the property financed.

Commercial real estate loan-to-value ratio	Ulster Bank			Rest of the Group			Group
	Performing	Non-performing	Total	Performing	Non-performing	Total	Performing	Non-performing	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
2013
<= 50%	124	23	147	7,884	262	8,146	8,008	285	8,293
> 50% and <= 70%	271	55	326	9,962	582	10,544	10,233	637	10,870
> 70% and <= 90%	282	89	371	3,699	1,272	4,971	3,981	1,361	5,342
> 90% and <= 100%	86	154	240	865	368	1,233	951	522	1,473
> 100% and <= 110%	121	212	333	690	627	1,317	811	839	1,650
> 110% and <= 130%	238	366	604	333	1,334	1,667	571	1,700	2,271
> 130% and <= 150%	102	438	540	267	1,161	1,428	369	1,599	1,968
> 150%	319	6,738	7,057	150	2,629	2,779	469	9,367	9,836
Total with LTVs	1,543	8,075	9,618	23,850	8,235	32,085	25,393	16,310	41,703
Minimal security (1)	6	3,144	3,150	54	13	67	60	3,157	3,217
Other (2)	144	1,351	1,495	5,230	933	6,163	5,374	2,284	7,658
Total	1,693	12,570	14,263	29,134	9,181	38,315	30,827	21,751	52,578

Total portfolio average LTV (3)	121%	376%	335%	61%	149%	84%	65%	261%	142%

For the notes to this table refer to the following page.

Business review Risk and balance sheet management

Credit risk continued
Risk mitigation continued

Commercial real estate loan-to-value ratio	Ulster Bank			Rest of the Group			Group
	Performing	Non-performing	Total	Performing	Non-performing	Total	Performing	Non-performing	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
2012 (4)
<= 50%	141	18	159	7,210	281	7,491	7,351	299	7,650
> 50% and <= 70%	309	58	367	12,161	996	13,157	12,470	1,054	13,524
> 70% and <= 90%	402	164	566	6,438	1,042	7,480	6,840	1,206	8,046
> 90% and <= 100%	404	137	541	1,542	2,145	3,687	1,946	2,282	4,228
> 100% and <= 110%	111	543	654	1,019	1,449	2,468	1,130	1,992	3,122
> 110% and <= 130%	340	619	959	901	1,069	1,970	1,241	1,688	2,929
> 130% and <= 150%	353	774	1,127	322	913	1,235	675	1,687	2,362
> 150%	1,000	7,350	8,350	595	1,962	2,557	1,595	9,312	10,907
Total with LTVs	3,060	9,663	12,723	30,188	9,857	40,045	33,248	19,520	52,768
Minimal security (1)	8	1,615	1,623	3	13	16	11	1,628	1,639
Other (2)	137	811	948	6,494	1,191	7,685	6,631	2,002	8,633
Total	3,205	12,089	15,294	36,685	11,061	47,746	39,890	23,150	63,040

Total portfolio average LTV (3)	136%	286%	250%	65%	125%	80%	71%	206%	122%

2011
<= 50%	272	32	304	7,091	332	7,423	7,363	364	7,727
> 50% and <= 70%	479	127	606	14,105	984	15,089	14,584	1,111	15,695
> 70% and <= 90%	808	332	1,140	10,042	1,191	11,233	10,850	1,523	12,373
> 90% and <= 100%	438	201	639	2,616	1,679	4,295	3,054	1,880	4,934
> 100% and <= 110%	474	390	864	1,524	1,928	3,452	1,998	2,318	4,316
> 110% and <= 130%	527	1,101	1,628	698	1,039	1,737	1,225	2,140	3,365
> 130% and <= 150%	506	1,066	1,572	239	912	1,151	745	1,978	2,723
> 150%	912	7,472	8,384	433	2,082	2,515	1,345	9,554	10,899
Total with LTVs	4,416	10,721	15,137	36,748	10,147	46,895	41,164	20,868	62,032
Minimal security (1)	72	1,086	1,158	—	—	—	72	1,086	1,158
Other (2)	193	625	818	8,994	1,844	10,838	9,187	2,469	11,656
Total	4,681	12,432	17,113	45,742	11,991	57,733	50,423	24,423	74,846

Total portfolio average LTV (3)	120%	264%	222%	69%	129%	82%	75%	203%	116%

Notes:
(1)
In 2012, the Group reclassified loans with limited (defined as LTV>1,000%) or non-physical security as minimal security, of which a majority were commercial real estate development loans in Ulster Bank. Total portfolio average LTV is quoted net of loans with minimal security given that the anticipated recovery rate is less than 10%. Provisions are marked against these loans where required to reflect the relevant asset quality and recovery profile.

(2)
Other non-performing loans of £2.3 billion (2012 - £2.0 billion; 2011 - £2.5 billion) were subject to the Group’s standard provisioning policies. Other performing loans of £5.4 billion (2012 - £6.6 billion; 2011 - £9.2 billion) included general corporate loans, typically unsecured, to commercial real estate companies, and major UK house builders in addition to facilities supported by guarantees. The credit quality of these exposures was consistent with that of the performing portfolio overall.

(3)	Weighted average by exposure.
(4)	2012 LTV revised to reflect refinement to security value reporting implemented during 2013.

	2013		2012		2011
Corporate risk elements in lending and potential problem loans	Loans	Provisions	Loans	Provisions	Loans	Provisions
(excluding commercial real estate)	£m	£m	£m	£m	£m	£m
Secured	7,686	4,347	9,936	4,704	7,782	3,369
Unsecured	2,496	1,685	1,894	1,170	2,712	1,836

Business review Risk and balance sheet management

Credit risk continued
Risk mitigation continued
The table below shows LTVs for the Group’s residential mortgage portfolio split between performing (AQ1-AQ9) and non-performing (AQ10), with the average LTV calculated on a weighted value basis. Loan balances are shown as at the end of the year whereas property values are calculated using property index movements since the last formal valuation.

	UK Retail			Ulster Bank			RBS Citizens (1)			Wealth
		Non-			Non-			Non-			Non-
	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total
Loan-to-value ratio	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
2013
<= 50%	26,392	313	26,705	2,025	170	2,195	4,669	98	4,767	3,400	16	3,416
> 50% and <= 70%	34,699	591	35,290	1,837	195	2,032	5,529	89	5,618	3,397	20	3,417
> 70% and <= 90%	28,920	854	29,774	2,326	288	2,614	5,553	110	5,663	1,337	44	1,381
> 90% and <= 100%	4,057	315	4,372	1,214	162	1,376	1,309	39	1,348	87	7	94
> 100% and <= 110%	1,790	182	1,972	1,302	182	1,484	752	22	774	87	15	102
> 110% and <= 130%	552	100	652	2,509	461	2,970	637	17	654	27	6	33
> 130% and <= 150%	37	5	42	2,202	549	2,751	183	5	188	4	4	8
> 150%	—	—	—	2,385	1,227	3,612	102	4	106	24	6	30
Total with LTVs	96,447	2,360	98,807	15,800	3,234	19,034	18,734	384	19,118	8,363	118	8,481
Other (2)	511	20	531	—	—	—	463	3	466	215	5	220
Total	96,958	2,380	99,338	15,800	3,234	19,034	19,197	387	19,584	8,578	123	8,701

Total portfolio average LTV (3)	62%	75%	62%	103%	130%	108%	67%	69%	67%	51%	77%	51%

Average LTV on new originations during the year (3)			67%			73%			68%			52%

2012
<= 50%	22,306	327	22,633	2,182	274	2,456	4,167	51	4,218	3,905	9	3,914
> 50% and <= 70%	27,408	457	27,865	1,635	197	1,832	4,806	76	4,882	2,790	12	2,802
> 70% and <= 90%	34,002	767	34,769	2,019	294	2,313	6,461	114	6,575	1,080	27	1,107
> 90% and <= 100%	7,073	366	7,439	1,119	156	1,275	2,011	57	2,068	93	7	100
> 100% and <= 110%	3,301	290	3,591	1,239	174	1,413	1,280	43	1,323	69	13	82
> 110% and <= 130%	1,919	239	2,158	2,412	397	2,809	1,263	42	1,305	49	7	56
> 130% and <= 150%	83	26	109	2,144	474	2,618	463	14	477	16	3	19
> 150%	—	—	—	3,156	1,290	4,446	365	14	379	29	3	32
Total with LTVs	96,092	2,472	98,564	15,906	3,256	19,162	20,816	411	21,227	8,031	81	8,112
Other (2)	486	12	498	—	—	—	292	19	311	674	—	674
Total	96,578	2,484	99,062	15,906	3,256	19,162	21,108	430	21,538	8,705	81	8,786

Total portfolio average LTV (3)	66%	80%	67%	108%	132%	112%	75%	86%	75%	51%	78%	51%

Average LTV on new originations during the year (3)			65%			74%			64%

Business review Risk and balance sheet management

Credit risk continued
Risk mitigation continued

	UK Retail			Ulster Bank			RBS Citizens (1)
		Non-			Non-			Non-
	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total
Loan-to-value ratio	£m	£m	£m	£m	£m	£m	£m	£m	£m
2011
<= 50%	21,537	285	21,822	2,568	222	2,790	4,745	49	4,794
> 50% and <= 70%	25,598	390	25,988	1,877	157	2,034	4,713	78	4,791
> 70% and <= 90%	33,738	671	34,409	2,280	223	2,503	6,893	125	7,018
> 90% and <= 100%	7,365	343	7,708	1,377	128	1,505	2,352	66	2,418
> 100% and <= 110%	3,817	276	4,093	1,462	130	1,592	1,517	53	1,570
> 110% and <= 130%	1,514	199	1,713	2,752	322	3,074	1,536	53	1,589
> 130% and <= 150%	60	15	75	2,607	369	2,976	626	28	654
> 150%	—	—	—	2,798	748	3,546	588	27	615
Total with LTVs	93,629	2,179	95,808	17,721	2,299	20,020	22,970	479	23,449
Other (2)	567	13	580	—	—	—	681	23	704
Total	94,196	2,192	96,388	17,721	2,299	20,020	23,651	502	24,153

Total portfolio average LTV (3)	67%	80%	67%	104%	125%	106%	76%	91%	77%

Average LTV on new originations during the year (3)			63%			74%			63%

Notes:
(1)	Includes residential mortgages and home equity loans and lines (refer to page 255 for a breakdown of balances).
(2)	Where no indexed LTV is held.
(3)	Average LTV weighted by value is calculated using the LTV on each individual mortgage and applying a weighting based on the value of each mortgage.

Counterparty credit risk
The Group mitigates counterparty credit risk arising from both derivatives and repurchase agreements through the use of netting, collateral and the use of market standard documentation.

The Group mitigates counterparty credit risk by netting amounts it owes to a counterparty against amounts the same counterparty owes to it, in accordance with relevant regulatory and internal policies. It generally does so only if it has a netting agreement in place as well as a legal opinion to the effect that the agreement is enforceable in the relevant jurisdictions.

Collateral generally takes the form of cash. In the case of repurchase agreements, collateral usually takes the form of debt and equity securities at the outset but if the value of collateral falls relative to that of the obligation, the Group may require additional collateral in the form of cash (variation margin). Industry standard documentation, such as master repurchase agreements and credit support annexes accompanied by legal opinion, is used for financial collateral taken as part of trading activities.

The Group limits counterparty credit exposures by setting limits which take into account the potential adverse movement of a counterparty credit exposure after adjusting the impact of netting and collateral where applicable.

	2013	2012	2011
Mitigation of counterparty credit risk	£bn	£bn	£bn
Reverse repurchase agreements	76.5	104.8	100.9
Securities received as collateral (1)	(76.4)	(104.7)	(98.9)

Derivative assets gross exposure	288.0	441.9	530.1
Counterparty netting	(242.8)	(373.9)	(441.6)
Cash collateral held	(24.3)	(34.1)	(37.2)
Securities received as collateral	(6.0)	(5.6)	(5.3)

Note:
(1)	In accordance with normal market practice, at 31 December 2013 £63.7 billion (2012 - £100.7 billion; 2011 - £95.4 billion) had been resold or re-pledged as collateral for the Group's own transactions.

Business review Risk and balance sheet management

Credit risk continued
Early problem identification and problem debt management
Wholesale
Early problem identification
Each division has defined early warning indicators (EWIs) to identify customers experiencing financial difficulty, and to increase monitoring if needed. EWIs may be internal, such as a customer’s bank account activity, or external, such as a publicly-listed customer’s share price. If EWIs show a customer is experiencing potential or actual difficulty, divisional credit officers may decide to place it on the Watchlist.

Watchlist*
There are three Watch classifications - Amber, Red and Black - reflecting progressively deteriorating conditions. Watch Amber customers are performing customers who show early signs of potential financial difficulty, or have other characteristics that warrant closer monitoring. Watch Red customers are performing customers who show signs of declining creditworthiness which requires active management usually by the Global Restructuring Group (GRG). Watch Black customers include risk elements in lending and potential problem loans.

Once on the Watchlist, customers are subject to heightened scrutiny. Depending on the severity of the financial difficulty and the size of the exposure, the customer relationship strategy is reassessed by credit officers, by specialist units in divisions or by GRG. In more material cases, a forum of experienced credit, portfolio management and remedial management specialists in the divisions or GRG may reassess the customer relationship strategy. In accordance with Group-wide policies, a number of mandatory actions are taken, including a review of the customer’s credit grade and facility and security documentation.

Other appropriate corrective action is taken when circumstances emerge that may affect the customer’s ability to service its debt. Such circumstances include deteriorating trading performance, imminent breach of covenant, challenging macroeconomic conditions, a late payment or the expectation of a missed payment.

For all Watch Red cases, the division is required to consult with GRG on whether the relationship should be transferred to GRG (for more information on GRG, refer to below). Watch Red customers that continue to be managed by the divisions tend to be those requiring subject matter expertise that is available in the divisions rather than in GRG.

At 31 December 2013, exposures to customers reported as Watchlist Red and managed in the divisions totalled £3.2 billion (2012 - £4.3 billion).

Remediation strategies available in the divisions include granting a customer various types of concessions. Any decision to approve a concession will be a function of the division’s specific country and sector appetite, the key metrics of the customer, the market environment and the loan structure and security. For further information, refer to the Wholesale forbearance section below.

Other potential outcomes of the relationship review are to: take the customer off the Watchlist; offer additional lending and continue monitoring; transfer the relationship to GRG if appropriate; or exit the relationship altogether.

The following table shows a sector breakdown of CRA of Watch Red customers under GRG management:

	2013			2012			2011
Watch Red CRA by current	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
exposure	£m	£m	£m	£m	£m	£m	£m	£m	£m
Property	3,178	1,841	5,019	5,605	4,377	9,982	6,561	6,011	12,572
Transport	1,791	456	2,247	2,238	478	2,716	1,159	2,252	3,411
Retail and leisure	1,092	237	1,329	1,542	432	1,974	1,528	669	2,197
Services	955	40	995	870	84	954	808	141	949
Other	2,312	804	3,116	3,087	1,177	4,264	1,952	916	2,868
Total	9,328	3,378	12,706	13,342	6,548	19,890	12,008	9,989	21,997

The decrease in Watch Red cases was driven predominantly by a lower flow of cases into GRG, repayments and movement of cases into Watch Black. The overall value of customers in default has however reduced during the year. For further information regarding the asset quality of the Group's portfolio refer to the Asset quality section on page 231.

Global Restructuring Group
GRG manages the Group’s wholesale problem debt portfolio in cases where its exposure to the customer exceeds £1 million. In addition, GRG provides a specialist credit function, the Strategy Management Unit, for distressed bilateral lending where the exposure is between £250,000 and £1 million. The primary function of GRG is to restore customers to an acceptable credit condition and minimise losses to the Group.

The factor common to all customers managed by GRG is that the Group’s exposure is outside risk appetite. Customers transferred to GRG typically show symptoms of significant financial difficulty, such as cash flow pressures, or show evidence that the management team has limited experience of managing a business in difficulty. In addition, a customer may be transferred to GRG if the Group is not provided with sufficient or reliable information on which to make decisions.

GRG relationship managers use their skill, experience and judgement to support customers through these difficulties while seeking to minimise losses to protect the Group’s capital.

*unaudited

Business review Risk and balance sheet management

Credit risk continued
Early problem identification and problem debt management continued
When the relationship is transferred, GRG conducts a detailed assessment of the viability of the business as well as the ability of management to deal with the causes of financial difficulty. Following GRG’s initial file assessment and, if appropriate, wider due diligence with input from independent experts (sector experts, accountants and surveyors), various options are presented to the customer. A strategy is then agreed with the customer for dealing with the distressed loan.

The objective is to find a mutually acceptable solution, including repayment, refinancing or transfer to another bank if that is the customer’s preferred option. Once a solution is found, management of the loans may be transferred back to the performing divisions. If the business is not viable and a turnaround is not possible, insolvency may be an option.

Wholesale forbearance
Definition
Forbearance takes place when a concession is made on the contractual terms of a loan in response to a customer’s financial difficulties.

Concessions granted where there is no evidence of financial difficulty, or where any changes to terms and conditions are within the Group’s usual risk appetite (for a customer new to the Group), or reflect improving credit market conditions for the customer, are not considered forbearance.

A number of options are available to the Group. Such actions are tailored to the customer’s individual circumstances. The aim of such actions is to restore the customer to financial health and to minimise risk to the Group. To ensure that forbearance is appropriate for the needs and financial profile of the customer, the Group applies minimum standards when assessing, recording, monitoring and reporting forbearance.

Types of wholesale forbearance
Wholesale forbearance may involve the following types of concessions:

•
Payment concessions and loan rescheduling, including extensions in contractual maturity, may be granted to improve the customer’s liquidity. Concessions may also be granted on the expectation that the customer’s liquidity will recover when market conditions improve. In addition, they may be granted if the customer will benefit from access to alternative sources of liquidity, such as an issue of equity capital. These options are commonly used in commercial real estate transactions, particularly where a shortage of market liquidity rules out immediate refinancing and makes short-term collateral sales unattractive.

•
Debt may be forgiven, or exchanged for equity, where the customer’s business or economic environment means that it cannot meet obligations and where other forms of forbearance are unlikely to succeed. Debt forgiveness is commonly used for stressed leveraged finance transactions. These are typically structured on the basis of projected cash flows from operational activities, rather than underlying tangible asset values. Provided that the underlying business model, strategy and debt level are viable, maintaining the business as a going concern is the preferred option, rather than realising the value of the underlying assets.

A temporary covenant waiver, a recalibration of covenants or a covenant amendment may be used to cure a potential or actual covenant breach. In return for this relief, the Group would seek to obtain a return commensurate with the risk that it is required to take. The increased return for the increased risk can be structured flexibly to take into account the customer’s circumstances, for example increased margin on a cash or payment in kind basis, and/or deferred return instruments.

The contractual margin may be amended to bolster the customer’s day-to-day liquidity to help sustain the customer’s business as a going concern. This would normally be a short-term solution. As set out above, the Group would seek to obtain a return commensurate to the risk that it is required to take and this can be structured in the same ways set out above.

Loans may be forborne more than once, generally where a temporary concession has been granted and circumstances warrant another temporary or permanent revision of the loan’s terms. All customers are assigned a PD and related facilities a LGD. These are re-assessed prior to finalising any forbearance arrangement in light of the loan’s amended terms. Where forbearance is no longer viable, the Group will consider other options such as the enforcement of security and/or insolvency proceedings.

The ultimate outcome of a forbearance strategy is unknown at the time of execution. It is highly dependent on the cooperation of the borrower and the continued existence of a viable business. The following are generally considered to be options of last resort:

•
Enforcement of security or otherwise taking control of assets - Where the Group holds collateral or other security interest and is entitled to enforce its rights, it may enforce its security or otherwise take ownership or control of the assets. The Group’s preferred strategy is to consider other possible options prior to exercising these rights.

•
Insolvency - Where there is no suitable forbearance option or the business is no longer regarded as sustainable, insolvency will be considered. Insolvency may be the only option that ensures that the assets of the business are properly and efficiently distributed to relevant creditors.

The data presented in the tables below include loans forborne during 2011, 2012 and 2013 which individually exceeded thresholds set at divisional level. The Group continues to refine its reporting processes for forborne loans and, as a result, in 2013, thresholds were reduced to range from nil to £3 million. During 2011 and 2012, these thresholds ranged from nil to £10 million. The proportion of the Watch and GRG population covered by these thresholds has changed over time as the thresholds have been reduced. In 2013, this was 90% (2012 - 84%).

As part of the Group’s ongoing review of forbearance reporting, the amounts shown as “Completed forbearance” relating to 2012 and 2013 now include loans granted covenant concessions only. These were disclosed by way of a note in 2012. While the Group considers these types of concessions qualitatively different from other forms of forbearance, they constitute a significant proportion of wholesale forbearance and were therefore included.

Business review Risk and balance sheet management

Credit risk continued
Early problem identification and problem debt management continued
The table below shows the value of loans (excluding loans where the Group has initiated recovery procedures) where forbearance was completed during the year, by sector and types.
	2013			2012			2011
			Provision			Provision			Provision
Wholesale forbearance during	Performing	Non-performing	coverage (1)	Performing	Non-performing	Coverage(1)	Performing	Non-performing	Coverage(1)
the year by sector	£m	£m	%	£m	£m	%	£m	£m	%
Property	1,759	4,802	60	3,365	3,899	16	2,166	3,215	25
Transport	1,016	229	34	1,174	130	23	771	670	10
Retail and leisure	455	390	37	732	113	34	331	433	10
Services	405	234	77	324	51	30	177	94	3
Other	670	510	27	1,575	550	40	773	731	47
	4,305	6,165	55	7,170	4,743	20	4,218	5,143	25

Forbearance arrangements
The table below analyses the incidence of the main types of wholesale forbearance arrangements by loan value.
Wholesale forbearance during the year by arrangement type (2)	2013	2012	2011
	%	%	%
Payment concessions and loan rescheduling	78	49	92
Other (3)	31	14	9
Covenant-only concessions	16	30	—
Forgiveness of all or part of the outstanding debt	9	21	33
Variation in margin	2	6	12

Notes:
(1)	Provision coverage reflects impairment provision as a percentage of non-performing loans.
(2)	The total exceeds 100% as an individual case can involve more than one type of arrangement.
(3)	The main types of ‘other’ concessions include formal ‘standstill’ agreements and release of security.

Key points
•	A number of refinements have been made in 2013 to the reporting of wholesale forbearance as explained below:

°	Change in reporting thresholds from £10 million to £3 million, increased forbearance reported by £1.7 billion.

°
During ongoing portfolio reviews, a number of facilities totalling £2.3 billion were identified which were being managed in accordance with an agreed forbearance strategy but where the forbearance had not been formally documented. These have been included in the tables above, which has led to an increase in completed forbearance for 2013 and a corresponding decrease in loans which are “in process” for the purpose of forbearance (in process loans are explained below).

°	Covenant only forbearance of £1.7 billion (2012 - £3.5 billion) has been included.

•
Year-on-year analysis of forborne loans may be skewed by individual material cases during a given year. This is particularly relevant when comparing the value of forbearance completed in the property and transport sectors in 2013 with previous years.

•
At 31 December 2013, loans totalling £9.4 billion (2012 - £13.7 billion) were granted credit approval for forbearance but where such forbearance had not yet been formally documented and which were not being managed in accordance with an agreed forbearance strategy. These loans are referred to as in process and are not included in the tables above. 84% of these were non-performing loans, with an associated provision coverage of 44%, and 16% were performing loans. The principal types of arrangements offered included payment concessions and loan rescheduling, covenant concessions, forgiveness of all or part of the outstanding debt and variations in margin.

•	Loans forborne during 2012 and 2013 and outstanding at 31 December 2013 totalled £18.4 billion, of which £8.0 billion related to arrangements completed during 2012.

•
Core bank customers were granted forbearance by GRG on loan facilities totalling £6.9 billion during 2012 and 2013, which equates to 23% of loans managed by GRG (excluding loans to customers managed by recovery units). Of these loans, 15% by value had been returned to performing portfolios managed within the originating divisions by 31 December 2013. There are also loans that are not forborne which have been returned from GRG to performing portfolios managed within the originating divisions. 79% by value of the performing Core loans granted forbearance during 2012 remained performing as at 31 December 2013.*

•
Provision coverage for forborne loans increased during the year.  This was primarily the result of provisions in Ulster Bank, specifically in the property sector, and driven by the Group’s RCR strategy. For further information regarding Ulster Bank refer to the Ulster Bank Group (Core and Non-Core) section on pages 260 to 262.

*unaudited

Business review Risk and balance sheet management

Credit risk continued
Early problem identification and problem debt management continued
Retail
Collections
Collections functions in each of the Group’s retail businesses provide support and assistance to customers who are experiencing difficulties in meeting their obligations to the Group. Such customers may miss a payment on their loan or borrow more than their agreed limit, or contact the Group themselves asking for help. Dedicated support teams are also in place to identify and help customers who have not yet missed a payment but may be facing financial difficulty.

The collections function may use a range of tools to initiate contact with the customer, establish the cause of their financial difficulty and support them where possible. In the process, they may consider granting the customer forbearance.

Additionally, in the UK and Ireland, support is provided to customers with unsecured loans who establish a repayment plan with the Group through a debt advice agency or a self-help tool. Such “breathing space” suspends collections activity for a 30-day period to allow time for the repayment plan to be put in place. Arrears continue to accrue for customer loans granted breathing space.

If collections strategies are unsuccessful the relationship is transferred to the recoveries team. For further details on recoveries, refer to page 245.

Retail forbearance
Definition
Forbearance takes place when a concession is made on the contractual terms of a loan in response to a customer's financial difficulties. In UK Retail and Ulster Bank, a broader definition of forbearance is used that includes mortgages where a customer has made a change to contractual terms, when their payments status is up-to-date and they are not necessarily evidencing signs of financial difficulty. Forbearance is granted on a permanent, or temporary, basis following an assessment of the customer's individual circumstances and ability to pay. For UK Retail and Ulster Bank, the disclosure covers changes in contractual terms dating back to January 2008 and early 2009 respectively.

Identification
Customers who contact the bank directly because of financial difficulties, or who are already in payment arrears, may be granted forbearance. In the course of assisting customers, more than one forbearance treatment may be granted.

Types of retail forbearance
Forbearance is granted principally to customers with mortgages and less extensively to customers with unsecured loans.

Mortgage portfolios
Forbearance options include, but are not limited to, payment concessions, capitalisations of arrears, term extensions and temporary conversions to interest only.

•
Payment concessions - A temporary reduction in, or elimination of, the periodic (usually monthly) loan repayment is agreed with the customer. At the end of the concessionary period, forborne principal and accrued interest outstanding is scheduled for repayment over an agreed period. Ulster Bank and RBS Citizens also offer payment concessions in the form of discounted interest rates that involve the forgiveness of some interest (further details below).

•	Capitalisation of arrears - The customer repays the arrears over the remaining term of the mortgage and returns to an up-to-date position.

•	Term extensions - The maturity date of the loan is extended.

•	Interest only conversions - The loan converts from principal and interest repayment to interest only repayment on a temporary basis (Ulster Bank only).

In UK Retail, interest only conversions have not been used to support customers in financial difficulty since 2009, and from 2012 have only been permitted on a very exceptional basis for residential mortgage customers who are up to date on payments. As a result interest only loans with permanent changes to terms are historical stock. In Ulster Bank, interest only conversions are offered to customers under financial stress and solely on a temporary basis.

In response to the economic difficulties in the Republic of Ireland, Ulster Bank has developed additional forbearance options. These payment concessions support customers over an extended period of time and include instances where some interest is forgiven by granting interest rate discounts for a 3-5 year period.

Similarly RBS Citizens participates in the US government mandated Home Affordable Modification Program as well as its own proprietary programme. Both feature a combination of term extensions, capitalisations of arrears, interest rate reductions and conversions from interest only to amortising. These tend to be permanent changes to contractual terms. In order to qualify for either of the programmes, customers must meet government-specified or internal criteria designed to evidence financial difficulty but demonstrate a willingness to pay.

Business review Risk and balance sheet management

Credit risk continued
Early problem identification and problem debt management continued
Unsecured portfolios
For unsecured portfolios in UK Retail and Ulster Bank, forbearance entails reduced or deferred payments. Arrangements to facilitate the repayment of overdraft excesses or loan arrears can be agreed dependent on affordability. Where repayment arrangements are not affordable debt consolidation loans can be provided to customers in collections.

In RBS Citizens, granting of forbearance is predominantly restricted to short-term (1-3 months) loan extensions to alleviate the financial burden caused by temporary hardship. Such extensions are offered only if a customer has demonstrated a capacity and willingness to pay. The number and frequency of extensions granted to a customer are limited. Additionally, for loans secured by vehicles and credit cards, RBS Citizens may offer temporary interest rate modifications, but no principal reductions. Forbearance may also be offered to student loan customers consistent with the policy guidelines of the US Office of the Comptroller of the Currency.

•	For unsecured portfolios in UK Retail, £121 million of balances (1% of the total unsecured balances) were subject to forbearance at 2013 year end.

•	For unsecured portfolios in Ulster Bank, £16 million (3.8% by value) of the population was subject to forbearance at 31 December 2013.

•
For unsecured portfolios in RBS Citizens, £135 million (1.7% of the unsecured balances) were subject to forbearance at 2013 year end (includes auto and recreational vehicle marine portfolios and excludes small business loans as these are included as part of wholesale reporting).

Monitoring of forbearance
Forbearance loans may be performing or non-performing. The granting of forbearance does not change the delinquency status of the loan unless the arrangement involves a capitalisation of all existing arrears of principal and interest, in which case the loan becomes up-to-date.

Loans granted forbearance are included in the non-performing book: when 90 days past due; or if the forbearance arrangement is a payment concession that involves a reduction in contractually required cash flows i.e. the forgiveness of interest. Such loans are classified as impaired. In RBS Citizens, all loans subject to forbearance are included in the non-performing book.

There are instances when loans subject to forbearance are transferred from the non-performing book to the performing book. In UK Retail, when arrears are capitalised, a loan is transferred to the performing book once the borrower has met the revised payment terms for at least six months and is expected to continue to do so. In addition, a small portfolio of loans past due 90 days are managed by UK Retail’s collections function.  Loans in this portfolio may also be transferred to the performing book if the customer makes payments that reduce arrears below 90 days.

In Ulster Bank, if a customer makes payments that reduce loan arrears below 90 days, the loan is transferred to the performing book. In addition, where a customer meets the original payment terms for six months and is expected to continue to do so, capitalisation may be agreed. In these cases the loan is also transferred to the performing book.

Mortgages granted forbearance are reviewed regularly to ensure that customers are meeting the agreed terms. Key metrics have been developed to record the proportion of loans that fail to meet the agreed terms over time, as well as the proportion of loans that return to performing with no arrears. Retail forbearance loans can be modified more than once.

Twelve month default rates are calculated for all mortgage forbearance types. In 2013, the average twelve month default rates were 8% for UK Retail, 18% for Ulster Bank and 13% for RBS Citizens.

Business review Risk and balance sheet management

Credit risk continued
Early problem identification and problem debt management continued
Arrears status and provisions
The mortgage arrears information for retail accounts in forbearance and related provision are shown in the tables below.

	No missed payments		1-3 months in arrears		>3 months in arrears		Total
	Balance	Provision	Balance	Provision	Balance	Provision	Balance	Provision	Forborne
									balances (1)
	£m	£m	£m	£m	£m	£m	£m	£m	%
2013
UK Retail (2,3)	4,596	17	426	23	424	51	5,446	91	5.5
Ulster Bank (2,3)	1,362	166	631	76	789	323	2,782	565	14.6
RBS Citizens	287	26	33	3	53	—	373	29	1.9
Wealth	112	3	6	—	9	—	127	3	1.5
	6,357	212	1,096	102	1,275	374	8,728	688	6.0

2012
UK Retail (2,3)	4,006	20	388	16	450	64	4,844	100	4.9
Ulster Bank (2,3)	915	100	546	60	527	194	1,988	354	10.4
RBS Citizens	—	—	179	25	160	10	339	35	1.6
Wealth	38	—	—	—	7	—	45	—	0.5
	4,959	120	1,113	101	1,144	268	7,216	489	4.9

2011
UK Retail (2,3)	3,677	16	351	13	407	59	4,435	88	4.7
Ulster Bank (2,3)	893	78	516	45	421	124	1,830	247	9.1
RBS Citizens	—	—	91	10	89	10	180	20	0.8
Wealth	121	—	—	—	2	—	123	—	1.3
	4,691	94	958	68	919	193	6,568	355	4.4

Notes:
(1)	As a percentage of mortgage loans.
(2)
Forbearance in UK Retail and Ulster Bank capture all instances where a change has been made to the contractual payment terms including those where the customer is up-to-date on payments and there is no obvious evidence of financial difficulty.

(3)	Includes the current stock position of forbearance deals agreed since early 2008 for UK Retail and early 2009 for Ulster Bank.

Business review Risk and balance sheet management

Credit risk continued
Early problem identification and problem debt management continued
Forbearance arrangements
The incidence of the main types of retail forbearance on the balance sheet are analysed below.

2013	UK Retail	Ulster Bank	RBS Citizens	Wealth	Total (1)
	£m	£m	£m	£m	£m
Interest only conversions - temporary and permanent (2)	1,784	512	—	—	2,296
Term extensions - capital repayment and interest only	2,478	325	35	29	2,867
Payment concessions (3)	241	1,567	246	12	2,066
Capitalisation of arrears	907	494	—	—	1,401
Other	366	—	92	86	544
	5,776	2,898	373	127	9,174

2012
Interest only conversions - temporary and permanent	1,220	924	—	6	2,150
Term extensions - capital repayment and interest only	2,271	183	—	27	2,481
Payment concessions (3)	215	762	339	9	1,325
Capitalisation of arrears	932	119	—	—	1,051
Other	452	—	—	3	455
	5,090	1,988	339	45	7,462

2011
Interest only conversions - temporary and permanent	1,269	795	—	3	2,067
Term extensions - capital repayment and interest only	1,805	58	—	97	1,960
Payment concessions	198	876	180	—	1,254
Capitalisation of arrears	864	101	—	—	965
Other	517	—	—	23	540
	4,653	1,830	180	123	6,786

Notes:
(1)	As an individual case can include more than one type of arrangement, the analysis in the table on forbearance arrangements exceeds the total value of cases subject to forbearance.
(2)
The year-on-year increase for UK Retail was driven by an extension of the reporting definition to include legacy conversions to interest only repayment in cases where customers were previously on a combination of repayment types.

(3)
Includes £365 million of Ulster Bank loans (2012 - £10 million) and £62 million of RBS Citizens loans (2012 - £31 million) where an interest rate discount has been agreed resulting in a reduction of contractual cash flows through forgiveness of interest.

The table below shows forbearance agreed during the year analysed between performing and non-performing.

	UK Retail	Ulster Bank	RBS Citizens	Wealth	Total
2013	£m	£m	£m	£m	£m
Performing forbearance	1,332	2,223	—	41	3,596
Non-performing forbearance	186	1,213	101	22	1,522
Total forbearance (1,2)	1,518	3,436	101	63	5,118

2012
Performing forbearance	1,809	2,111	88	18	4,026
Non-performing forbearance	184	1,009	71	2	1,266
Total forbearance (1,2)	1,993	3,120	159	20	5,292

Notes:
(1)	An individual case can include more than one type of arrangement.
(2)	Includes all arrangements agreed during the year (new customers and renewals) including those deals that have expired at year end. Balances are at year end.

Business review Risk and balance sheet management

Credit risk continued
Early problem identification and problem debt management continued
Key points
UK Retail
•	At 31 December 2013, forbearance balances where the forbearance treatment was provided in the last 24 months amounted to £2.0 billion. This represented a 14% reduction in the year.

•
The flow of new forbearance of £380 million in the fourth quarter of 2013 continued on a downward trend compared with an average of £456 million in the preceding four quarters. The full year flow for 2013 was £1.7 billion, a 15% reduction on the 2012 flow.

•
5.5% of total mortgage assets (£5.4 billion) were subject to a forbearance arrangement agreed since January 2008. This represented an increase from 4.9% on 2012 (£4.8 billion). The rise was driven by an extension of the reporting definition to include legacy conversions to interest only repayment in cases where customers were previously on a combination of repayment types. Excluding this change in definition, forbearance stock remained stable.

•	Approximately 84% of forbearance loans (2012 - 83%) were up to date with payments compared with approximately 97% of assets not subject to forbearance activity.

•
The majority (90%) of UK Retail forbearance is permanent in nature (term extensions, capitalisation of arrears, historic conversions to interest only). Temporary forbearance comprises payment concessions such as reduced or deferred payments with such arrangements typically agreed for a period of three to six months.

•
The most frequently occurring forbearance types were term extensions (43% of forbearance loans at 31 December 2013), interest only conversions (31%) and capitalisations of arrears (16%). The growth of interest only stock reflected the extended definition referred to above. The underlying level of transfers was negligible and the remaining stock was the result of legacy policy. Conversions to interest only have only been permitted on a very exceptional basis since the fourth quarter of 2012 and have not been permitted for customers in financial difficulty since 2009.

•	The impairment provision cover on forbearance loans remained significantly higher than that on assets not subject to forbearance.

Ulster Bank
•
At 31 December 2013, 14.6% of total mortgage assets (£2.8 billion) were subject to a forbearance arrangement (agreed since early 2009), an increase from 10.4% (£2.0 billion) at 31 December 2012. This reflected Ulster Bank’s proactive strategies to contact customers in financial difficulty to offer assistance.

•
Although the forbearance stock increased by 40% during the year, the number of customers approaching Ulster Bank for assistance for the first time remained broadly stable. This can be attributed to more mortgages being put on to longer-term arrangements, and therefore not exiting forbearance.

•	The majority of forbearance arrangements were less than 90 days in arrears (72%).

•
The mix of forbearance treatments in Ulster Bank changed with an increase in longer-term solutions. A total of 28% of forbearance loans were subject to a permanent arrangement at 31 December 2013 (2012 - 15%). Capitalisations represented 17% and term extensions represented 11% of the forbearance portfolio at 31 December 2013, increasing from 6% and 9% respectively.

•
The remaining forbearance loans were temporary concessions accounting for 72%. Short to medium-term concessions are offered for periods of three months to five years and incorporate different levels of repayment based on the customer’s ability to pay.

•
Temporary interest only arrangements decreased during 2013 to 18% of forbearance loans at 31 December 2013 (2012 - 46%). This reflected Ulster Bank’s strategy to transition customers in financial difficulty to long-term arrangements.

•
Payment concessions represented the remaining 54%, comprising: deals where payments amortised the outstanding balance (41%); a diminishing portfolio of deals that negatively amortised (10%); and payment holidays (3%).

•	The impairment provision cover on forbearance loans remained significantly higher than that on assets not subject to forbearance.

Business review Risk and balance sheet management

Credit risk continued
Early problem identification and problem debt management continued
Recoveries
Once a loan has been identified as impaired it is managed by divisional recoveries functions. Their goal is to collect the total outstanding and reduce the Group’s loss by maximising cash recovery while treating customers fairly. Where an acceptable repayment arrangement cannot be agreed with the customer, litigation may be considered. In UK Retail and Northern Ireland, no repossession procedures are initiated until at least six months following the emergence of arrears. In the Republic of Ireland, new regulations prohibit taking legal action for an extended period. Additionally, certain forbearance options are made available to customers managed by the recoveries function.

Group impairment loss provisioning
Impaired definition
A financial asset is impaired if there is objective evidence that an event or events since initial recognition of the asset, has adversely affected the amount or timing of future cash flows from it. The loss is measured as the difference between the carrying value of the loan and the present value of estimated future cash flows discounted at the loan’s original effective interest rate.

For both wholesale and retail exposures, days-past-due measures are typically used to identify evidence of impairment. In both corporate and retail portfolios, a period of 90 days past due is used. In sovereign portfolios, the period used is 180 days past due. Other factors are considered including: the borrower’s financial condition; a forbearance event; a loan restructuring; the probability of bankruptcy; or any evidence of diminished cash flows.

Provisioning methodology
If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset carrying amount and the present value of the estimated future cash flows discounted at the financial asset’s original effective interest rate. The current net realisable value of the collateral will be taken into account in determining the need for a provision. No impairment provision is recognised in cases where amounts due are expected to be settled in full on realisation of the security. The Group uses one of the following three different methods to assess the amount of provision required: individual; collective; and latent.

Individually assessed provisions
Loans and securities above a defined threshold deemed to be individually significant are assessed on a case-by-case basis. Assessments of future cash flows take into account the impact of any guarantees or collateral held. Projections of cash flow receipts are based on the Group’s judgement and facts available at the time. Projected cash flows are reviewed on subsequent assessment dates as new information becomes available.

Collectively assessed provisions
Provisions on impaired credits below an agreed threshold are assessed on a portfolio basis, reflecting the homogeneous nature of the assets. The Group segments wholesale and retail portfolios according to product type, such as credit cards, personal loans and mortgages. The approach taken to assess impaired assets in collections differs from the approach taken to assess those in recoveries (refer to page 240 for further details on collections and refer to above for recoveries).

Provisions are determined based on a quantitative review of the relevant portfolio. They take account of the level of arrears, the value of any security, and historical and projected cash recovery trends over the recovery period. The provisions also incorporate any adjustments that may be deemed appropriate given current economic conditions. Such adjustments may be determined based on a review of the latest cash collections profile and operational processes used in managing exposures.

Latent loss provisions
In the performing portfolio, latent loss provisions are held against losses incurred but not identified before the balance sheet date. Latent loss provisions reflect PDs and LGDs as well as emergence periods. The emergence period is defined as the period between the occurrence of the impairment event and a loan being identified and reported as impaired.

Emergence periods are estimated at a portfolio level and reflect the portfolio product characteristics such as coupon period and repayment terms, and the duration of the administrative process required to report and identify an impaired loan as such. Emergence periods vary across different portfolios from 2 to 225 days. They are based on actual experience within the particular portfolio and are reviewed regularly.

The Group’s retail businesses segment their performing loan books into homogeneous portfolios such as mortgages, credit cards or unsecured loans, to reflect their different credit characteristics. Latent provisions are computed by applying portfolio level LGDs, PDs and emergence periods. The wholesale calculation is based on similar principles but there is no segmentation into portfolios. PDs and LGDs are calculated on an individual basis.

Refer to pages 294 to 312 for analysis of impaired loans, related provisions and impairments.

Business review Risk and balance sheet management

Credit risk: Early problem identification and problem debt management continued
Impact of forbearance on provisioning
Wholesale
Forbearance may result in the value of the outstanding debt exceeding the present value of the estimated future cash flows. This may result in the recognition of an impairment loss or a write-off.

Provisions for forborne wholesale loans are assessed in accordance with the Group’s normal provisioning policies (refer to Group impairment loss provisioning on page 245). The customer’s financial position and prospects as well as the likely effect of the forbearance, including any concessions granted, are considered in order to establish whether an impairment provision is required. Individual impairment assessments for wholesale loans are reassessed in the light of any revisions to the loan's terms.

All wholesale customers are assigned a PD and related facilities an LGD. These are re-assessed prior to finalising any forbearance arrangement in light of the loan’s amended terms and any revised grading incorporated in the calculation of the impairment loss provisions for the Group’s wholesale exposures.

For performing counterparties, credit metrics are an integral part of the latent provision methodology and therefore the impact of covenant concessions will be reflected in the latent provision. For non-performing loans, covenant concessions will be considered in the overall provision adequacy for these loans.

In the case of non-performing loans that are forborne, the loan impairment provision assessment almost invariably takes place prior to forbearance being granted. The quantum of the loan impairment provision may change once the terms of the forbearance are known, resulting in an additional provision charge or a release of the provision in the period the forbearance is granted.

The transfer of wholesale loans subject to forbearance from impaired to performing status follows assessment by relationship managers in GRG. When no further losses are anticipated and the customer is expected to meet the loan’s revised terms, any provision is written-off and the balance of the loan returned to performing status.

Retail
Provisions are assessed in accordance with the Group’s provisioning policies (refer to Group impairment loss provisioning on page 245).

Impairment provisions in respect of loans subject to forbearance are evaluated as follows:

In UK Retail performing loans are subject to a latent loss provision but form a separate risk pool for 24 months. The higher of the observed default rates and PDs are used in the latent provisioning calculations for these loans to ensure that appropriate provision is held. Furthermore, for these portfolios the latent provision incorporates extended emergence periods. Once such loans are no longer separately identified, the use of account level PDs refreshed monthly in the latent provision methodology captures the underlying credit risk without a material time lag.

There is no reassessment of the PD at the time forbearance is granted but the loan will be the subject to the latent provisioning methodology described above. Non-performing loans are subject to a collectively assessed provision methodology.

In Ulster Bank performing loans are subject to a latent loss provision but form a separate risk pool for the period of forbearance. The performance of forbearance arrangements is analysed and breakage (a single missed payment) rates computed. The higher of the breakage rate and the modelled PD for this separate risk pool is used when calculating the latent provision. Furthermore, for this portfolio the latent provision incorporates an extended emergence period. Once such loans are no longer separately identified, the use of account level PDs refreshed monthly in the latent provision methodology captures the underlying credit risk without a material time lag. There is no reassessment of the PD at the time forbearance is granted but the loan will be the subject to the latent provisioning methodology described above. Non-performing loans are subject to a collectively assessed provision methodology. However, loans not 90 days past due that are subject to forbearance arrangements involving a reduction in contractually required cash flows i.e. the forgiveness of interest and where arrears have not been capitalised are classified as non-performing. They form a separate risk pool for the period of forbearance and the related loan loss provision is computed using Ulster Bank’s latent loss provision methodology.

Non-performing loans are grouped into homogeneous portfolios sharing similar credit characteristics according to the asset type. Further characteristics such as LTVs, arrears status and default vintage are also considered when assessing recoverable amount and calculating the related provision requirement. While non-performing forbearance retail loans do not form a separate risk pool, the LGD models used to calculate the collective impairment provision are affected by agreements made under forbearance arrangements.

In RBS Citizens, retail loans subject to forbearance are segmented from the rest of the non-forborne population and assessed individually for impairment loss throughout their lives until the loans are repaid or fully written off. The amount of recorded impairment depends on whether the loan is collateral dependent. If the loans are considered collateral dependent, the excess of the loan’s carrying amount over the fair value of the collateral is the impairment amount. If the loan is not deemed collateral dependent, the excess of the loans’ carrying amount over the present value of expected future cash flows is the impairment amount. Any confirmed losses are charged off immediately.

Write-offs
The Group normally writes-off loans when it has exhausted all its collection strategies and has no realistic chance of recovering the money it is owed. Refer to pages 374 and 375 for further information on the Group’s write-off policies and practices.

Business review Risk and balance sheet management

Credit risk continued
Key loan portfolios*
Commercial real estate
The commercial real estate sector comprised exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders). The analysis of lending utilisations below is gross of impairment provisions and excludes rate risk management and contingent obligations.
	2013			2012			2011
Commercial real estate	Investment	Development	Total	Investment	Development	Total	Investment	Development	Total
by division (1)	£m	£m	£m	£m	£m	£m	£m	£m	£m
Core
UK Corporate	20,547	3,467	24,014	22,504	4,091	26,595	25,101	5,023	30,124
Ulster Bank	3,419	718	4,137	3,575	729	4,304	3,882	881	4,763
US Retail & Commercial	4,018	—	4,018	3,857	3	3,860	4,235	70	4,305
International Banking	762	182	944	849	315	1,164	872	299	1,171
Markets	136	1	137	630	57	687	141	61	202
	28,882	4,368	33,250	31,415	5,195	36,610	34,231	6,334	40,565

Non-Core
UK Corporate	1,201	774	1,975	2,651	983	3,634	3,957	2,020	5,977
Ulster Bank	3,211	6,915	10,126	3,383	7,607	10,990	3,860	8,490	12,350
US Retail & Commercial	232	—	232	392	—	392	901	28	929
International Banking	6,980	15	6,995	11,260	154	11,414	14,689	336	15,025
	11,624	7,704	19,328	17,686	8,744	26,430	23,407	10,874	34,281

	40,506	12,072	52,578	49,101	13,939	63,040	57,638	17,208	74,846

	Investment		Development			Investment		Development
Commercial real estate	Commercial	Residential	Commercial	Residential	Total	Core	Non-Core	Core	Non-Core	Total
by geography (1)	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
2013
UK (excluding NI (2))	20,862	5,007	678	3,733	30,280	21,297	4,572	3,500	911	30,280
Ireland (ROI and NI (2))	4,405	1,028	1,919	5,532	12,884	2,763	2,670	686	6,765	12,884
Western Europe (other)	4,068	183	22	17	4,290	223	4,028	11	28	4,290
US	3,563	1,076	—	8	4,647	4,313	326	8	—	4,647
RoW (2)	314	—	30	133	477	286	28	163	—	477
	33,212	7,294	2,649	9,423	52,578	28,882	11,624	4,368	7,704	52,578

2012
UK (excluding NI (2))	25,864	5,567	839	4,777	37,047	23,312	8,119	4,184	1,432	37,047
Ireland (ROI and NI (2))	4,651	989	2,234	5,712	13,586	2,877	2,763	665	7,281	13,586
Western Europe (other)	5,995	370	22	33	6,420	403	5,962	24	31	6,420
US	4,230	981	—	15	5,226	4,629	582	15	—	5,226
RoW (2)	454	—	65	242	761	194	260	307	—	761
	41,194	7,907	3,160	10,779	63,040	31,415	17,686	5,195	8,744	63,040

2011
UK (excluding NI (2))	28,653	6,359	1,198	6,511	42,721	25,904	9,108	5,118	2,591	42,721
Ireland (ROI and NI (2))	5,146	1,132	2,591	6,317	15,186	3,157	3,121	793	8,115	15,186
Western Europe (other)	7,649	1,048	9	52	8,758	422	8,275	20	41	8,758
US	5,552	1,279	59	46	6,936	4,521	2,310	71	34	6,936
RoW (2)	785	35	141	284	1,245	227	593	332	93	1,245
	47,785	9,853	3,998	13,210	74,846	34,231	23,407	6,334	10,874	74,846

For the notes to these tables refer to the following page.

*unaudited

Business review Risk and balance sheet management

Credit risk continued
Key loan portfolios* continued
	UK	Ireland	Western
	(excl NI (2))	(ROI and NI (2))	Europe	US	RoW (2)	Total
Commercial real estate by sub-sector (1)	£m	£m	£m	£m	£m	£m
2013
Residential	8,740	6,560	200	1,085	133	16,718
Office	4,557	813	1,439	32	121	6,962
Retail	6,979	1,501	967	84	73	9,604
Industrial	3,078	454	43	30	13	3,618
Mixed/other	6,926	3,556	1,641	3,416	137	15,676
	30,280	12,884	4,290	4,647	477	52,578

2012
Residential	10,344	6,701	403	996	242	18,686
Office	6,112	1,132	1,851	99	176	9,370
Retail	7,529	1,492	1,450	117	129	10,717
Industrial	3,550	476	143	4	39	4,212
Mixed/other	9,512	3,785	2,573	4,010	175	20,055
	37,047	13,586	6,420	5,226	761	63,040

2011
Residential	12,870	7,449	1,100	1,325	319	23,063
Office	7,155	1,354	2,246	404	352	11,511
Retail	8,709	1,641	1,891	285	275	12,801
Industrial	4,317	507	520	24	105	5,473
Mixed/other	9,670	4,235	3,001	4,898	194	21,998
	42,721	15,186	8,758	6,936	1,245	74,846

Notes:
(1)
Excludes commercial real estate lending in Wealth as these loans are generally supported by personal guarantees in addition to collateral. This portfolio, which totalled £1.4 billion at 31 December 2013 (2012 - £1.4 billion; 2011 - £1.3 billion) continued to perform in line with expectations and required minimal provision.

(2)	ROI: Republic of Ireland; NI: Northern Ireland; RoW: Rest of World.

Key points
•
In line with Group strategy, the overall gross lending exposure to commercial real estate (CRE) fell by £10.5 billion, or 17%, during 2013 to £52.6 billion. Gross lending exposure is now almost half of the exposure of four years ago. The overall mix of geography, sub-sector and investment and development remained broadly unchanged.

•
A significant proportion of the decrease was in Non-Core and was due to repayments, asset sales and write-offs. The Non-Core portfolio totalled £19.3 billion (37% of the portfolio) at 31 December 2013 (2012 - £26.4 billion or 42% of the portfolio).

•	The UK portfolio was focused on London and South East England. Approximately 47% of the portfolio was held in these areas at 31 December 2013 (2012 - 43%).

*unaudited

Business review Risk and balance sheet management

Credit risk continued
Key loan portfolios* continued
Commercial real estate maturity profile of portfolio	UK Corporate	Ulster Bank	US Retail &	International	Markets	Total
			Commercial	Banking
	£m	£m	£m	£m	£m	£m
2013
Core
< 1 year (1)	6,816	2,740	602	352	117	10,627
1-2 years	3,436	360	669	203	—	4,668
2-3 years	4,721	177	739	116	7	5,760
> 3 years	8,621	860	2,008	273	13	11,775
Not classified (2)	420	—	—	—	—	420
	24,014	4,137	4,018	944	137	33,250

Non-Core
< 1 year (1)	1,432	8,479	85	4,864	—	14,860
1-2 years	77	1,276	31	507	—	1,891
2-3 years	36	185	33	220	—	474
> 3 years	295	186	83	1,404	—	1,968
Not classified (2)	135	—	—	—	—	135
	1,975	10,126	232	6,995	—	19,328

2012
Core
< 1 year (1)	8,639	3,000	797	216	59	12,711
1-2 years	3,999	284	801	283	130	5,497
2-3 years	3,817	215	667	505	—	5,204
> 3 years	9,597	805	1,595	160	498	12,655
Not classified (2)	543	—	—	—	—	543
	26,595	4,304	3,860	1,164	687	36,610

Non-Core
< 1 year (1)	2,071	9,498	138	4,628	—	16,335
1-2 years	192	1,240	79	3,714	—	5,225
2-3 years	99	38	43	1,137	—	1,317
> 3 years	1,058	214	132	1,935	—	3,339
Not classified (2)	214	—	—	—	—	214
	3,634	10,990	392	11,414	—	26,430

2011
Core
< 1 year (1)	8,268	3,030	1,056	142	—	12,496
1-2 years	5,187	391	638	218	60	6,494
2-3 years	3,587	117	765	230	133	4,832
> 3 years	10,871	1,225	1,846	581	9	14,532
Not classified (2)	2,211	—	—	—	—	2,211
	30,124	4,763	4,305	1,171	202	40,565

Non-Core
< 1 year (1)	3,224	11,089	293	7,093	—	21,699
1-2 years	508	692	163	3,064	—	4,427
2-3 years	312	177	152	1,738	—	2,379
> 3 years	1,636	392	321	3,126	—	5,475
Not classified (2)	297	—	—	4	—	301
	5,977	12,350	929	15,025	—	34,281
Notes:
(1)	Includes on demand and past due assets.
(2)	Predominantly comprises overdrafts and multi-option facilities for which there is no single maturity date.

*unaudited

Business review Risk and balance sheet management

Credit risk continued
Key loan portfolios* continued
Key points
•	The overall maturity profile remained relatively unchanged during 2013.

•	The majority of Ulster Bank’s commercial real estate portfolio was categorised as under one year, owing to the high level of non-performing assets in the portfolio.

Commercial real estate portfolio by	AQ1-AQ2	AQ3-AQ4	AQ5-AQ6	AQ7-AQ8	AQ9	AQ10	Total
asset quality band	£m	£m	£m	£m	£m	£m	£m
2013
Core	441	7,801	13,396	5,199	665	5,748	33,250
Non-Core	—	376	1,433	1,341	176	16,002	19,328
	441	8,177	14,829	6,540	841	21,750	52,578

2012
Core	767	6,011	16,592	6,575	1,283	5,382	36,610
Non-Core	177	578	3,680	3,200	1,029	17,766	26,430
	944	6,589	20,272	9,775	2,312	23,148	63,040

2011
Core	1,094	6,714	19,054	6,254	3,111	4,338	40,565
Non-Core	680	1,287	5,951	3,893	2,385	20,085	34,281
	1,774	8,001	25,005	10,147	5,496	24,423	74,846

Key points
•
There was an overall decrease in AQ10 during the year with reductions in Non-Core partially offset by increases in Ulster Bank.  The high proportion of the portfolio in AQ10 was driven by exposure in Non-Core (Ulster Bank and International Banking) and Core (Ulster Bank).

•
Of the total portfolio of £52.6 billion at 31 December 2013, £24.9 billion (2012 - £28.1 billion) was managed within the Group’s standard credit processes. Another £2.9 billion (2012 - £5.1 billion) received varying degrees of heightened credit management under the Watchlist process. The decrease in the portfolio managed in the Group’s Watchlist process occurred mainly in Non-Core and UK Corporate. The remaining £24.7 billion (2012 - £29.8 billion) was managed in GRG and included Watchlist and non-performing exposures.

*unaudited

Business review Risk and balance sheet management

Credit risk continued
Key loan portfolios* continued
The table below analyses commercial real estate (Core and Non-Core) lending by loan-to-value ratio, which represents loan value before provisions relative to the value of the property financed.

	Ulster Bank			Rest of the Group			Group
Commercial real estate	Performing	Non-performing	Total	Performing	Non-performing	Total	Performing	Non-performing	Total
loan-to-value ratio	£m	£m	£m	£m	£m	£m	£m	£m	£m
2013
<= 50%	124	23	147	7,884	262	8,146	8,008	285	8,293
> 50% and <= 70%	271	55	326	9,962	582	10,544	10,233	637	10,870
> 70% and <= 90%	282	89	371	3,699	1,272	4,971	3,981	1,361	5,342
> 90% and <= 100%	86	154	240	865	368	1,233	951	522	1,473
> 100% and <= 110%	121	212	333	690	627	1,317	811	839	1,650
> 110% and <= 130%	238	366	604	333	1,334	1,667	571	1,700	2,271
> 130% and <= 150%	102	438	540	267	1,161	1,428	369	1,599	1,968
> 150%	319	6,738	7,057	150	2,629	2,779	469	9,367	9,836
Total with LTVs	1,543	8,075	9,618	23,850	8,235	32,085	25,393	16,310	41,703
Minimal security (1)	6	3,144	3,150	54	13	67	60	3,157	3,217
Other (2)	144	1,351	1,495	5,230	933	6,163	5,374	2,284	7,658
Total	1,693	12,570	14,263	29,134	9,181	38,315	30,827	21,751	52,578

Total portfolio average LTV (3)	121%	376%	335%	61%	149%	84%	65%	261%	142%

2012 (4)
<= 50%	141	18	159	7,210	281	7,491	7,351	299	7,650
> 50% and <= 70%	309	58	367	12,161	996	13,157	12,470	1,054	13,524
> 70% and <= 90%	402	164	566	6,438	1,042	7,480	6,840	1,206	8,046
> 90% and <= 100%	404	137	541	1,542	2,145	3,687	1,946	2,282	4,228
> 100% and <= 110%	111	543	654	1,019	1,449	2,468	1,130	1,992	3,122
> 110% and <= 130%	340	619	959	901	1,069	1,970	1,241	1,688	2,929
> 130% and <= 150%	353	774	1,127	322	913	1,235	675	1,687	2,362
> 150%	1,000	7,350	8,350	595	1,962	2,557	1,595	9,312	10,907
Total with LTVs	3,060	9,663	12,723	30,188	9,857	40,045	33,248	19,520	52,768
Minimal security (1)	8	1,615	1,623	3	13	16	11	1,628	1,639
Other (2)	137	811	948	6,494	1,191	7,685	6,631	2,002	8,633
Total	3,205	12,089	15,294	36,685	11,061	47,746	39,890	23,150	63,040

Total portfolio average LTV (3)	136%	286%	250%	65%	125%	80%	71%	206%	122%

For notes to this table refer to the following page.

*unaudited

Business review Risk and balance sheet management

Credit risk continued
Key loan portfolios* continued
	Ulster Bank			Rest of the Group			Group
Commercial real estate	Performing	Non-performing	Total	Performing	Non-performing	Total	Performing	Non-performing	Total
loan-to-value ratio	£m	£m	£m	£m	£m	£m	£m	£m	£m
2011
<= 50%	272	32	304	7,091	332	7,423	7,363	364	7,727
> 50% and <= 70%	479	127	606	14,105	984	15,089	14,584	1,111	15,695
> 70% and <= 90%	808	332	1,140	10,042	1,191	11,233	10,850	1,523	12,373
> 90% and <= 100%	438	201	639	2,616	1,679	4,295	3,054	1,880	4,934
> 100% and <= 110%	474	390	864	1,524	1,928	3,452	1,998	2,318	4,316
> 110% and <= 130%	527	1,101	1,628	698	1,039	1,737	1,225	2,140	3,365
> 130% and <= 150%	506	1,066	1,572	239	912	1,151	745	1,978	2,723
> 150%	912	7,472	8,384	433	2,082	2,515	1,345	9,554	10,899
Total with LTVs	4,416	10,721	15,137	36,748	10,147	46,895	41,164	20,868	62,032
Minimal security (1)	72	1,086	1,158	—	—	—	72	1,086	1,158
Other (2)	193	625	818	8,994	1,844	10,838	9,187	2,469	11,656
Total	4,681	12,432	17,113	45,742	11,991	57,733	50,423	24,423	74,846

Total portfolio average LTV (3)	120%	264%	222%	69%	129%	82%	75%	203%	116%

Notes:
(1)
In 2012, the Group reclassified loans with limited (defined as LTV>1,000%) or non-physical security as minimal security, of which a majority were commercial real estate development loans in Ulster Bank. Total portfolio average LTV is quoted net of loans with minimal security given that the anticipated recovery rate is less than 10%. Provisions are marked against these loans where required to reflect the relevant asset quality and recovery profile.

(2)
Other non-performing loans of £2.3 billion (2012 - £2.0 billion; 2011 - £2.5 billion) were subject to the Group’s standard provisioning policies. Other performing loans of £5.4 billion (2012 - £6.6 billion; 2011 - £9.2 billion) included general corporate loans, typically unsecured, to commercial real estate companies, and major UK house builders in addition to facilities supported by guarantees. The credit quality of these exposures was consistent with that of the performing portfolio overall.

(3)	Weighted average by exposure.
(4)	2012 LTV revised to reflect refinement to security value reporting implemented during 2013.

Key points
•
The reductions in the higher LTV buckets for the performing book were offset by the growth in these buckets in the non-performing book. Ulster Bank Group accounted for the majority of this deterioration and has addressed this through an increase in provisions (refer to the section on RCR). Ulster Bank Group's provision as a percentage of REIL stood at 76% at 31 December 2013 (2012 - 57%). Valuations continued to be affected by difficult, although improving, market conditions, as well as refinements to the Group’s estimation approach.

•
Interest payable on outstanding loans was covered 3.1x and 1.6x within UK Corporate and International Banking, respectively, at 31 December 2013 (2012 - 3.0x and 1.5x respectively). The US Retail & Commercial portfolio is managed on the basis of debt service coverage, which includes principal amortisation as well as interest payable. The average debt service coverage was 1.5x at 31 December 2013 (2012 - 1.3x). As a number of different approaches are used across the Group and across geographies to calculate interest coverage ratios, they may not be comparable for different portfolio types and legal entities.

Credit quality metrics relating to commercial real estate lending were as follows:

	Group			Non-Core
	2013	2012	2011	2013	2012	2011
Lending (gross)	£52.6bn	£63.0bn	£74.8bn	£19.3bn	£26.4bn	£34.3bn
Of which REIL	£20.1bn	£22.1bn	£22.9bn	£14.3bn	£17.1bn	£18.8bn
Provisions	£13.2bn	£10.1bn	£9.5bn	£10.6bn	£8.3bn	£8.2bn
REIL as a % of gross loans to customers	38.2%	35.1%	30.6%	74.1%	64.8%	54.8%
Provisions as a % of REIL	66%	46%	41%	74%	49%	44%

Note:
(1)	Excludes property related lending to customers in other sectors managed by Real Estate Finance.

Key point
•
CRE lending net of impairment provisions decreased by £13.5 billion or 26% in the year to £39.4 billion in part due to the increased impairment provisions recorded in the fourth quarter of 2013 in Ulster Bank Non-Core, as part of RCR creation and related strategy. Provision coverage on CRE REIL was 66% compared to 46% at the end of 2012.

Ulster Bank is a significant contributor to Non-Core commercial real estate lending. For further information refer to the section on Ulster Bank Group (Core and Non-Core).

*unaudited

Business review Risk and balance sheet management

Credit risk continued
Key loan portfolios* continued
Residential mortgages
The table below analyses the mortgage portfolios and includes both Core and Non-Core. Total gross mortgage lending comprises 35% of the Group’s gross lending of £418 billion.
	2013	2012	2011
	£m	£m	£m
UK Retail	99,338	99,062	96,388
Ulster Bank	19,034	19,162	20,020
RBS Citizens	19,584	21,538	24,153
Wealth	8,701	8,786	8,468
	146,657	148,548	149,029

Refer to pages 257 to 259 for further information on interest only loans.

The table below shows LTVs for the Group’s residential mortgage portfolio split between performing (AQ1-AQ9) and non-performing (AQ10), with the average LTV calculated on a weighted value basis. Loan balances are shown as at the end of the year whereas property values are calculated using property index movements since the last formal valuation.

	UK Retail			Ulster Bank			RBS Citizens (1)			Wealth
		Non-			Non-			Non-			Non-
	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total
Loan-to-value ratio	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
2013
<= 50%	26,392	313	26,705	2,025	170	2,195	4,669	98	4,767	3,400	16	3,416
> 50% and <= 70%	34,699	591	35,290	1,837	195	2,032	5,529	89	5,618	3,397	20	3,417
> 70% and <= 90%	28,920	854	29,774	2,326	288	2,614	5,553	110	5,663	1,337	44	1,381
> 90% and <= 100%	4,057	315	4,372	1,214	162	1,376	1,309	39	1,348	87	7	94
> 100% and <= 110%	1,790	182	1,972	1,302	182	1,484	752	22	774	87	15	102
> 110% and <= 130%	552	100	652	2,509	461	2,970	637	17	654	27	6	33
> 130% and <= 150%	37	5	42	2,202	549	2,751	183	5	188	4	4	8
> 150%	—	—	—	2,385	1,227	3,612	102	4	106	24	6	30
Total with LTVs	96,447	2,360	98,807	15,800	3,234	19,034	18,734	384	19,118	8,363	118	8,481
Other (2)	511	20	531	—	—	—	463	3	466	215	5	220
Total	96,958	2,380	99,338	15,800	3,234	19,034	19,197	387	19,584	8,578	123	8,701

Total portfolio average LTV (3)	62%	75%	62%	103%	130%	108%	67%	69%	67%	51%	77%	51%

Average LTV on new originations during the year (3)			67%			73%			68%			52%

2012
<= 50%	22,306	327	22,633	2,182	274	2,456	4,167	51	4,218	3,905	9	3,914
> 50% and <= 70%	27,408	457	27,865	1,635	197	1,832	4,806	76	4,882	2,790	12	2,802
> 70% and <= 90%	34,002	767	34,769	2,019	294	2,313	6,461	114	6,575	1,080	27	1,107
> 90% and <= 100%	7,073	366	7,439	1,119	156	1,275	2,011	57	2,068	93	7	100
> 100% and <= 110%	3,301	290	3,591	1,239	174	1,413	1,280	43	1,323	69	13	82
> 110% and <= 130%	1,919	239	2,158	2,412	397	2,809	1,263	42	1,305	49	7	56
> 130% and <= 150%	83	26	109	2,144	474	2,618	463	14	477	16	3	19
> 150%	—	—	—	3,156	1,290	4,446	365	14	379	29	3	32
Total with LTVs	96,092	2,472	98,564	15,906	3,256	19,162	20,816	411	21,227	8,031	81	8,112
Other (2)	486	12	498	—	—	—	292	19	311	674	—	674
Total	96,578	2,484	99,062	15,906	3,256	19,162	21,108	430	21,538	8,705	81	8,786

Total portfolio average LTV (3)	66%	80%	67%	108%	132%	112%	75%	86%	75%	51%	78%	51%

Average LTV on new originations during the year (3)			65%			74%			64%

*unaudited

Business review Risk and balance sheet management

Credit risk continued
Key loan portfolios* continued
	UK Retail			Ulster Bank			RBS Citizens (1)
		Non-			Non-			Non-
	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total
Loan-to-value ratio	£m	£m	£m	£m	£m	£m	£m	£m	£m
2011
<= 50%	21,537	285	21,822	2,568	222	2,790	4,745	49	4,794
> 50% and <= 70%	25,598	390	25,988	1,877	157	2,034	4,713	78	4,791
> 70% and <= 90%	33,738	671	34,409	2,280	223	2,503	6,893	125	7,018
> 90% and <= 100%	7,365	343	7,708	1,377	128	1,505	2,352	66	2,418
> 100% and <= 110%	3,817	276	4,093	1,462	130	1,592	1,517	53	1,570
> 110% and <= 130%	1,514	199	1,713	2,752	322	3,074	1,536	53	1,589
> 130% and <= 150%	60	15	75	2,607	369	2,976	626	28	654
> 150%	—	—	—	2,798	748	3,546	588	27	615
Total with LTVs	93,629	2,179	95,808	17,721	2,299	20,020	22,970	479	23,449
Other (2)	567	13	580	—	—	—	681	23	704
Total	94,196	2,192	96,388	17,721	2,299	20,020	23,651	502	24,153

Total portfolio average LTV (3)	67%	80%	67%	104%	125%	106%	76%	91%	77%

Average LTV on new originations during the year (3)			63%			74%			63%

Notes:
(1)	Includes residential mortgages and home equity loans and lines (refer to page 255 for a breakdown of balances).
(2)	Where no indexed LTV is held.
(3)	Average LTV weighted by value is calculated using the LTV on each individual mortgage and applying a weighting based on the value of each mortgage.

Key points
UK Retail
•
The UK Retail mortgage portfolio was £99.3 billion at 31 December 2013, an increase of 0.3% from 31 December 2012. The mortgages included £9.1 billion (2012 - £7.9 billion) of residential buy-to-let lending.

•
As at 31 December 2013, approximately 43% of the portfolio consisted of fixed rate, 5% a combination of fixed and variable rates and the remainder were variable rate mortgages (including those on managed rates). The interest only proportion of the total portfolio was 26%.

•
Gross new mortgage lending amounted to £14.4 billion and the average LTV by volume was 62.7% compared to 61.3% at 31 December 2012. The average LTV calculated by weighted LTV of lending was 66.6% (2012 - 65.2%).

•
Based on the Halifax Price Index at September 2013, the portfolio-average indexed LTV by volume was 54.1% (2012 - 58.1%) and 62.0% by weighted value of debt outstanding (2012 - 66.8%). The ratio of total outstanding balances to total indexed property valuations was 45.1% (2012 - 48.5%).

•
All new mortgage business is subject to a comprehensive assessment. This includes: i) an affordability test which includes a stressed interest rate that is higher than the customer pay rate; ii) credit scoring; iii) a maximum loan-to-value of 90% with the exception of the UK Government backed schemes Help-to-Buy (from the fourth quarter of 2013), New Buy and My New Home products where lending of up to 95% is provided; and iv) a range of policy rules that restrict the availability of credit to borrowers with higher risk characteristics, for example highly indebted and/or adverse payment behaviour on previous borrowings.

•
The arrears rate (defined as more than three payments in arrears, excluding repossessions and shortfalls post property sale), fell to 1.3% (2012 - 1.5%). The number of properties repossessed in 2013 was 1,532 compared with 1,426 in 2012. Arrears rates remained sensitive to economic developments and benefited from the low interest rate environment.

•
The impairment charge for mortgage loans was £30 million for 2013 compared to £92 million in 2012, reflecting a lower level of defaults and reduced loss rates as valuations improved on properties held as security on defaulted debt.

*unaudited

Business review Risk and balance sheet management

Credit risk continued
Key loan portfolios* continued
Ulster Bank
•
Ulster Bank’s residential mortgage portfolio was £19.0 billion at 31 December 2013, with 88% in the Republic of Ireland and 12% in Northern Ireland. The portfolio decreased from 31 December 2012 as a result of amortisation and limited growth due to low market demand.

•
The assets included £2.2 billion (12%) of residential buy-to-let loans. The interest rate product mix was approximately 68% on tracker rate products, 23% on variable rate products and 9% on fixed rate. Interest only represented 11% of the total portfolio.

•
The average individual LTV on new originations was 73% in 2013, (2012 - 74%); the volume of new business remained very low. The maximum LTV available to Ulster Bank customers was 90% with the exception of a specific Northern Ireland scheme which permits LTVs of up to 95% (although Ulster Bank’s exposure is capped at 85% LTV).

•	The portfolio average indexed LTV fell 4% during 2013 and reflected positive house price index trends over the last 12 months.

•	Refer to the Ulster Bank Group (Core and Non-Core) section on pages 260 to 262 for commentary on mortgage REIL and impairments.

RBS Citizens
•
RBS Citizens residential real estate portfolio was £19.6 billion at 31 December 2013 (2012 - £21.5 billion). The Core business comprised 91% of the portfolio. The real estate portfolio consisted of £5.9 billion (£5.6 billion Core vs. £0.3 billion Non-Core) of first lien residential mortgages (1% in second lien position) and £13.5 billion (£12.0 billion Core vs. £1.5 billion Non-Core) of home equity loans and lines (first and second liens). Home equity Core consisted of 49% in first lien position while Non-Core consisted of 95% in second lien position.

•
RBS Citizens continued to focus on its ‘footprint states’ of New England, Mid Atlantic and Mid West regions.  At 31 December 2013, the portfolio consisted of £16.4 billion (84% of the total portfolio) within footprint.

•
Of the total real estate portfolio of £1.8 billion in Non-Core, the serviced-by-others (SBO) element was the largest component (76%). The SBO book decreased from £1.8 billion at 31 December 2012 to £1.4 billion at 31 December 2013 and was closed to new purchases in the third quarter of 2007. The arrears rate of the SBO portfolio decreased from 1.9% at 31 December 2012 to 1.6% at 31 December 2013 reflecting portfolio liquidation as well as more effective account servicing and collections. The charge-off rate also continued to decrease (4.4% annualised at the fourth quarter of 2013 compared to 7.4% in 2012).

•
The weighted average LTV of the portfolio decreased from 75% at 31 December 2012 to 67% at 31 December 2013, driven by increases in the Case-Shiller Home Price Index from the third quarter of 2012 to the fourth quarter of 2013. The weighted average LTV of the portfolio, excluding SBO, was 64%.

*unaudited

Business review Risk and balance sheet management

Credit risk continued
Key loan portfolios* continued
Personal lending
The Group’s personal lending portfolio includes credit cards, unsecured loans, auto finance and overdrafts. The majority of personal lending exposures exist in the UK and the US. Impairment charge as a proportion of average loans and receivables is shown in the following table.

	2013		2012		2011
		Impairment		Impairment		Impairment
		charge as a %		charge as a %		charge as a %
	Average	of average	Average	of average	Average	of average
	loans and	loans and	loans and	loans and	loans and	loans and
	receivables	receivables	receivables	receivables	receivables	receivables
	£m	%	£m	%	£m	%
UK Retail cards (1)	5,626	2.0	5,624	2.3	5,675	3.0
UK Retail loans (1)	5,761	1.6	6,513	2.5	7,755	2.8

RBS Citizens cards (2)	903	3.9	916	3.8	936	5.1
RBS Citizens auto loans (2)	5,080	0.1	5,289	0.1	4,856	0.2

Notes:
(1)	The ratio for UK Retail assets refers to the impairment charge for the year.
(2)	The ratio for RBS Citizens refers to the impairment charge in the year, net of recoveries realised in the year.

Key points
UK Retail
•	The UK personal lending portfolio comprised credit cards, unsecured loans and overdrafts, and totalled £13.8 billion at 31 December 2013 (2012 - £14.7 billion). Loans fell 12%.

•	The impairment charge on unsecured lending was £291 million for the year, down 34% on 2012. The decline reflected the effect of prior risk appetite tightening.

•	The Group continued to perform favourably relative to industry benchmarks for cards arrears.

RBS Citizens
•
RBS Citizens credit card portfolio is comprised of good quality consumer loans originated in-footprint through the RBS Citizen’s branch network and totalled £945 million at 31 December 2013 (2012 - £948 million). The product portfolio credit quality continued to improve with credit scores for new originations throughout 2013 higher than the portfolio average.

•
Auto loans originated through dealer networks totalled £5.5 billion at 31 December 2013 (2012 - £5.4 billion). The portfolio maintained strong credit fundamentals. New origination credit and collateral characteristics throughout 2013 remained equally strong as a result of the short balance life and the resulting low collateral risk.

*unaudited

Business review Risk and balance sheet management

Credit risk continued
Key loan portfolios* continued
Interest only retail loans
The Group’s interest only retail loan portfolios include interest only mortgage lending in UK Retail, Ulster Bank and Wealth and RBS Citizens’ portfolios of home equity lines of credit (HELOC) and interest only mortgage portfolios.

	2013		2012
	Mortgages	Other loans	Mortgages	Other loans (1)
	£bn	£bn	£bn	£bn
Variable rate	34.8	1.3	38.5	1.5
Fixed rate	8.0	0.1	8.1	0.1
Interest only loans	42.8	1.4	46.6	1.6
Mixed repayment (2)	8.3	—	8.8	—
Total	51.1	1.4	55.4	1.6

Notes:
(1)	The other loans category for 2012 has been restated to exclude non-personal interest only loans within Wealth division.
(2)	Mortgages with partial interest only and partial capital repayments.

The Group reduced its exposure to interest only mortgages. UK Retail ceased offering interest only mortgages to residential owner occupied customers with effect from 1 December 2012. Interest only repayment remains an option for buy-to-let mortgages. Ulster Bank withdrew interest only as a standard mortgage offering for new lending in the Republic of Ireland in 2010 and in Northern Ireland in 2012. Interest only mortgages are now granted on a very limited basis to high net worth customers or as part of its forbearance programme. RBS Citizens offers its customers interest only mortgages and conventional HELOC that enter an amortising repayment period after the interest only period. Wealth offers interest only mortgages to its high net worth customers.

The Group recognises impairment provisions in respect of loans in its interest only portfolios (UK Retail - 2 years; RBS Citizens - 1 year) that are approaching their contractual maturity based on historical analysis and customer behaviour. These impairment provisions are refreshed as new trends and data become available.

The tables below analyse the Group’s interest only mortgage and HELOC portfolios (excluding mixed repayment mortgages) by type, by contractual year of maturity and by originating division.

	2014 (1)	2015-16	2017-21	2022-26	2027-31	2032-41	After 2041	Total
2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Bullet principal repayment (2)	0.9	2.1	6.0	7.6	7.9	7.5	0.5	32.5
Conversion to amortising (2,3)	1.9	6.0	2.2	0.1	—	0.1	—	10.3
Total	2.8	8.1	8.2	7.7	7.9	7.6	0.5	42.8

	2013 (4)	2014-15	2016-20	2021-25	2026-30	2031-40	After 2040	Total
2012	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Bullet principal repayment (2)	1.4	2.9	6.8	5.9	8.1	9.9	0.7	35.7
Conversion to amortising (2,3)	0.5	1.7	5.8	2.7	0.1	0.1	—	10.9
Total	1.9	4.6	12.6	8.6	8.2	10.0	0.7	46.6

Notes:
(1)	2014 includes pre-2014 maturity exposure.
(2)	Includes £2.3 billion (2012 - £2.2 billion) of repayment mortgages that have been granted interest only concessions (forbearance).
(3)	Maturity date relates to the expiry of the interest only period.
(4)	2013 includes pre-2013 maturity exposure.

*unaudited

Business review Risk and balance sheet management

Credit risk continued
Key loan portfolios* continued
	2013				2012
	Bullet principal	Conversion		Proportion of	Bullet principal	Conversion		Proportion of
	repayment	to amortising	Total	mortgage lending	repayment	to amortising	Total	mortgage lending
	£bn	£bn	£bn	%	£bn	£bn	£bn	%
UK Retail (1)	25.4	—	25.4	25.6	28.1	—	28.1	28.4
Ulster Bank	0.7	1.4	2.1	11.0	1.4	1.8	3.2	16.7
RBS Citizens	0.4	8.9	9.3	47.5	0.5	9.0	9.5	44.1
Wealth	6.0	—	6.0	69.0	5.7	0.1	5.8	66.0
Total	32.5	10.3	42.8		35.7	10.9	46.6

Note:
(1)	UK Retail also has exposure of £7.7 billion to customers who have a combination of repayment types, capital repayments and interest only.

UK Retail
UK Retail’s interest only mortgages require full principal repayment (bullet) at the time of maturity. Typically such loans have remaining terms of between 15 and 20 years. Customers are reminded of the need to have an adequate repayment vehicle in place during the mortgage term.

Of the bullet loans that matured in the six months to 30 June 2013, 53% had been fully repaid by 31 December 2013. The unpaid balance totalled £51 million, 96% of which continued to meet agreed payment arrangements (including balances that have been restructured on a capital and interest basis within eight months of the contract date; customers are allowed eight months leeway for their investment plan to mature and cashed in to repay the mortgage). Of the £51 million unpaid balance, 56% of the loans had an indexed LTV of 70% or less with only 14% above 90%. Customers may be offered a short extension to the term of an interest only mortgage or a conversion of an interest only mortgage to one featuring repayment of both capital and interest, subject to affordability and characteristics such as the customer’s income and ultimate repayment vehicle. The majority of term extensions in UK Retail are classified as forbearance.

Ulster Bank
Ulster Bank’s interest only mortgages require full principal repayment (bullet) at the time of maturity; or payment of both capital and interest from the end of the interest only period, typically seven years, so that customers meet their contractual repayment obligations. For bullet customers, contact strategies are in place to remind them of the need to repay principal at the end of the mortgage term.

Of the bullet mortgages that matured in the six months to 30 June 2013 (£1.2 million), 20% had fully repaid by 31 December 2013 leaving residual balances of £0.9 million, 78% of which were meeting the terms of a revised repayment schedule. Of the amortising loans that matured in the six months to 30 June 2013 (£65 million), 69% were either fully repaid or meeting the terms of a revised repayment schedule.

Ulster Bank also offers temporary interest only periods to customers as part of its forbearance programme. An interest only period of up to two years is permitted after which the customer enters an amortising repayment period following further assessment of the customer’s circumstances. The affordability assessment conducted at the end of the forbearance period takes into consideration the repayment of the arrears that have accumulated based on original terms during the forbearance period. The customer’s delinquency status does not deteriorate further while forbearance repayments are maintained. Term extensions in respect of existing interest only mortgages are offered only under a forbearance arrangement.

RBS Citizens
RBS Citizens has a book of interest only bullet repayment HELOC loans (£0.4 billion at 31 December 2013) for which repayment of principal is due at maturity, and an interest only portfolio that comprises loans that convert to amortising after an interest only period that is typically 10 years (£8.9 billion at December 2013 of which £8.0 billion are HELOCs). The majority of the bullet loans are due to mature between 2014 and 2015. Of the bullet loans that matured in the six months to 30 June 2013, 50% had fully repaid or are current as of 31 December 2013. The residual balances (modified, delinquent, and charged-off) made up £21 million. For those loans that convert to amortising, the typical uplift in payments is currently 210% (average uplift calculated at £132 per month). Delinquency rates have shown a modest increase in the over 30 days arrears rate.

*unaudited

Business review Risk and balance sheet management

Credit risk continued
Key loan portfolios* continued
The tables below analyse the Group’s retail mortgage and HELOC portfolios between interest only mortgages (excluding mixed repayment mortgages) and other mortgage loans.
	Interest only
	Bullet principal	Conversion to
	repayment	amortising	Other	Total
2013	£bn	£bn	£bn	£bn
Arrears status
Current	31.2	9.6	97.0	137.8
1 to 90 days in arrears	0.7	0.4	2.8	3.9
90+ days in arrears	0.6	0.3	4.1	5.0
Total	32.5	10.3	103.9	146.7

2012
Arrears status
Current	34.4	10.0	94.4	138.8
1 to 90 days in arrears	0.6	0.4	3.3	4.3
90+ days in arrears	0.7	0.5	4.2	5.4
Total	35.7	10.9	101.9	148.5

	Interest only	Other	Total
2013	£bn	£bn	£bn
Current LTV
<= 50%	10.8	26.3	37.1
> 50% and <= 70%	14.6	31.8	46.4
> 70% and <= 90%	10.8	28.6	39.4
> 90% and <= 100%	2.6	4.6	7.2
> 100% and <= 110%	1.5	2.8	4.3
> 110% and <= 130%	0.9	3.4	4.3
> 130% and <= 150%	0.5	2.5	3.0
> 150%	0.7	3.1	3.8
Total with LTVs	42.4	103.1	145.5
Other	0.4	0.8	1.2
Total	42.8	103.9	146.7

2012
Current LTV
<= 50%	10.3	22.9	33.2
> 50% and <= 70%	12.4	25.0	37.4
> 70% and <= 90%	13.6	31.2	44.8
> 90% and <= 100%	3.6	7.3	10.9
> 100% and <= 110%	2.4	4.0	6.4
> 110% and <= 130%	2.0	4.3	6.3
> 130% and <= 150%	0.8	2.4	3.2
> 150%	1.2	3.7	4.9
Total with LTVs	46.3	100.8	147.1
Other	0.3	1.1	1.4
Total	46.6	101.9	148.5

*unaudited

Business review Risk and balance sheet management

Credit risk continued
Key loan portfolios* continued
Ulster Bank Group (Core and Non-Core)
Overview
At 31 December 2013, Ulster Bank Group accounted for 10% of the Group’s total gross loans to customers (2012 and 2011 - 10%) and 8% of the Group’s Core gross loans to customers (2012 and 2011 - 8%) Ulster Bank’s financial performance continued to be impacted by the challenging economic climate in Ireland, with impairments remaining elevated in the wholesale bank as a result of limited liquidity in the economy which continues to depress the property market and domestic spending. Additionally, in the fourth quarter of 2013 the Group announced a recovery strategy for loans transferring to RCR. This resulted in a significant increase in provisions as the move from a through the cycle strategy to a 3 year deleverage, reduced expected realisations.

The impairment charge of £4,793 million for 2013 (2012 - £2,340 million; 2011 - £3,717 million) was driven by a combination of new defaulting customers and higher provisions on existing defaulted cases due primarily to the above mentioned RCR strategy. Provisions as a percentage of risk elements in lending increased to 76% in 2013, from 57% in 2012, predominantly as a result of this change in strategy, combined with the deterioration in the value of the Non-Core commercial real estate development portfolio.

Core
The impairment charge for the year of £1,774 million (2012 - £1,364 million; 2011 - £1,384 million) reflected the difficult economic climate in Ireland, and most particularly the RCR deleverage strategy across the corporate portfolios. The mortgage portfolio improved notably in 2013, accounting for £235 million (13%) of the total 2013 impairment charge (2012 - £646 million; 2011 - £570 million) due to lower debt flows driven by improved collections performance and stabilising residential property prices.

Non-Core
The impairment charge for the year was £3,019 million (2012 - £976 million; 2011 - £2,333 million), with the commercial real estate sector accounting for £2,674 million (89%) of the total 2013 impairment charge, again reflecting the RCR strategy.

The table below analyses Ulster Bank Group’s loans, REIL, impairments and related credit metrics by sector.

Sector analysis				Credit metrics
		REIL	Provisions	REIL	Provisions	Provisions
	Gross			as a % of	as a % of	as a % of	Impairment	Amounts
	loans			gross loans	REIL	gross loans	charge (1)	written-off
	£m	£m	£m	%	%	%	£m	£m
2013
Core
Mortgages	19,034	3,235	1,725	17.0	53	9.1	235	34
Commercial real estate
- investment	3,419	2,288	1,151	66.9	50	33.7	593	51
- development	718	472	331	65.7	70	46.1	153	4
Other corporate	7,039	2,277	1,984	32.3	87	28.2	771	149
Other lending	1,236	194	187	15.7	96	15.1	22	39
	31,446	8,466	5,378	26.9	64	17.1	1,774	277

Non-Core
Commercial real estate
- investment	3,211	3,006	2,162	93.6	72	67.3	837	53
- development	6,915	6,757	6,158	97.7	91	89.1	1,837	370
Other corporate	1,479	1,209	1,069	81.7	88	72.3	345	6
	11,605	10,972	9,389	94.5	86	80.9	3,019	429

Ulster Bank Group
Mortgages	19,034	3,235	1,725	17.0	53	9.1	235	34
Commercial real estate
- investment	6,630	5,294	3,313	79.8	63	50.0	1,430	104
- development	7,633	7,229	6,489	94.7	90	85.0	1,990	374
Other corporate	8,518	3,486	3,053	40.9	88	35.8	1,116	155
Other lending	1,236	194	187	15.7	96	15.1	22	39
	43,051	19,438	14,767	45.2	76	34.3	4,793	706

Note:
(1)	Of which £3.2 billion was due to RCR and the related change of strategy.

*unaudited

Business review Risk and balance sheet management

Credit risk continued
Key loan portfolios* continued
Sector analysis				Credit metrics
		REIL	Provisions	REIL	Provisions	Provisions
	Gross			as a % of	as a % of	as a % of	Impairment	Amounts
	loans			gross loans	REIL	gross loans	charge	written-off
	£m	£m	£m	%	%	%	£m	£m
2012
Core
Mortgages	19,162	3,147	1,525	16.4	48	8.0	646	22
Commercial real estate
- investment	3,575	1,551	593	43.4	38	16.6	221	—
- development	729	369	197	50.6	53	27.0	55	2
Other corporate	7,772	2,259	1,394	29.1	62	17.9	389	15
Other lending	1,414	207	201	14.6	97	14.2	53	33
	32,652	7,533	3,910	23.1	52	12.0	1,364	72

Non-Core
Commercial real estate
- investment	3,383	2,800	1,433	82.8	51	42.4	288	15
- development	7,607	7,286	4,720	95.8	65	62.0	611	103
Other corporate	1,570	1,230	711	78.3	58	45.3	77	23
	12,560	11,316	6,864	90.1	61	54.6	976	141

Ulster Bank Group
Mortgages	19,162	3,147	1,525	16.4	48	8.0	646	22
Commercial real estate
- investment	6,958	4,351	2,026	62.5	47	29.1	509	15
- development	8,336	7,655	4,917	91.8	64	59.0	666	105
Other corporate	9,342	3,489	2,105	37.3	60	22.5	466	38
Other lending	1,414	207	201	14.6	97	14.2	53	33
	45,212	18,849	10,774	41.7	57	23.8	2,340	213

2011
Core
Mortgages	20,020	2,184	945	10.9	43	4.7	570	11
Commercial real estate
- investment	3,882	1,014	413	26.1	41	10.6	225	—
- development	881	290	145	32.9	50	16.5	99	16
Other corporate	7,736	1,834	1,062	23.7	58	13.7	434	72
Other lending	1,533	201	184	13.1	92	12.0	56	25
	34,052	5,523	2,749	16.2	50	8.1	1,384	124

Non-Core
Commercial real estate
- investment	3,860	2,916	1,364	75.5	47	35.3	609	1
- development	8,490	7,536	4,295	88.8	57	50.6	1,551	32
Other corporate	1,630	1,159	642	71.1	55	39.4	173	16
	13,980	11,611	6,301	83.1	54	45.1	2,333	49

Ulster Bank Group
Mortgages	20,020	2,184	945	10.9	43	4.7	570	11
Commercial real estate
- investment	7,742	3,930	1,777	50.8	45	23.0	834	1
- development	9,371	7,826	4,440	83.5	57	47.4	1,650	48
Other corporate	9,366	2,993	1,704	32.0	57	18.2	607	88
Other lending	1,533	201	184	13.1	92	12.0	56	25
	48,032	17,134	9,050	35.7	53	18.8	3,717	173

*unaudited

Business review Risk and balance sheet management

Credit risk continued
Key loan portfolios* continued
Key points
•
The commercial real estate lending portfolio for Ulster Bank Group (Core and Non-Core) totalled £14.3 billion at 31 December 2013, of which £10.1 billion or 71% was in Non-Core. The geographic split of the total Ulster Bank Group commercial real estate portfolio remained similar to 2012 with 64% (2012 - 63%) in the Republic of Ireland, 26% (2012 - 26%) in Northern Ireland, 10% (2012 - 11%) in the UK (excluding Northern Ireland) and the balance (0.1%) in Rest of World (primarily Europe).

•	Provisions covered CRE REIL by 78%, up from 58% at the end of 2012, with the investment portfolio being covered 80% and the development portfolio 95%.

•
Of the total corporate impairment charge recorded during the second half of 2013 of £3.9 billion, £3.4 billion related to all loans that will be transferred to RCR, of which £2.9 billion related to commercial real estate loans and £0.5 billion related to corporate loans.

Geographical analysis
	Investment		Development
	Commercial	Residential	Commercial	Residential	Total
Commercial real estate	£m	£m	£m	£m	£m
2013
ROI	3,227	806	1,402	3,684	9,119
NI	1,083	223	517	1,848	3,671
UK (excluding NI)	1,232	50	56	112	1,450
RoW	9	—	8	6	23
	5,551	1,079	1,983	5,650	14,263

2012
ROI	3,546	779	1,603	3,653	9,581
NI	1,083	210	631	2,059	3,983
UK (excluding NI)	1,239	86	82	290	1,697
RoW	14	1	8	10	33
	5,882	1,076	2,324	6,012	15,294

2011
ROI	3,775	853	1,911	4,095	10,634
NI	1,322	279	680	2,222	4,503
UK (excluding NI)	1,371	111	95	336	1,913
RoW	27	4	—	32	63
	6,495	1,247	2,686	6,685	17,113

Key points
•
Commercial real estate continued to be the primary sector driving the Ulster Bank Group defaulted loan book. Exposure to the sector fell during 2013 by £1.0 billion, reflecting Ulster Bank’s continuing strategy to reduce concentration risk in this sector.

•
The outlook for the property sector remains challenging. While there may be some signs of stabilisation in main urban centres, the outlook continues to be negative for secondary property locations on the island of Ireland.

•
Ulster Bank experienced further migration of commercial real estate exposures to its problem management framework, where various measures may be agreed to assist customers whose loans are performing, but who are experiencing temporary financial difficulties.

Residential mortgages
Mortgage lending portfolio analysis by country of location of the underlying security is set out below.
	2013	2012	2011
	£m	£m	£m
ROI	16,779	16,873	17,767
NI	2,255	2,289	2,253
	19,034	19,162	20,020

*unaudited

Business review Risk and balance sheet management

Balance sheet analysis
264	Financial assets
264	- Exposure summary
266	- Sector and geographic concentration
274	- Asset quality
279	Debt securities
288	Equity shares
291	Derivatives
294	REIL, provisions and AFS reserves

Business review Risk and balance sheet management

Balance sheet analysis
Credit risk assets analysed on pages 226 to 232 are reported internally to senior management. However, they exclude certain exposures, primarily securities and reverse repurchase agreements and take account of legal netting agreements, that provide a right of legal set-off but do not meet the criteria for offset in IFRS. The tables that follow are therefore provided to supplement the credit risk assets analysis and other analysis to reconcile to the balance sheet. All the disclosures in this section are audited except those relating to RCR on pages 294 and 295.

Financial assets
Exposure summary
The table below analyses the Group’s financial assets exposures, both gross and net of offset arrangements as well as credit mitigation and enhancement.
					Collateral					Exposure
										post credit
	Gross	IFRS	Carrying	Balance sheet			Real estate and other		Credit	mitigation and
	exposure	offset (1)	value (2)	offset (3)	Cash (4)	Securities (5)	residential (6)	commercial (6)	Enhancement (7)	enhancement
2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	82.7	—	82.7	—	—	—	—	—	—	82.7
Reverse repos	117.2	(40.7)	76.5	(11.4)	—	(65.0)	—	—	—	0.1
Lending	423.6	(3.4)	420.2	(32.3)	(1.6)	(2.7)	(145.4)	(60.0)	(3.9)	174.3
Debt securities	113.6	—	113.6	—	—	—	—	—	(1.3)	112.3
Equity shares	8.8	—	8.8	—	—	—	—	—	—	8.8
Derivatives	553.7	(265.7)	288.0	(242.8)	(24.3)	(6.0)	—	—	(7.3)	7.6
Settlement balances	8.2	(2.7)	5.5	(0.3)	—	—	—	—	—	5.2
Total	1,307.8	(312.5)	995.3	(286.8)	(25.9)	(73.7)	(145.4)	(60.0)	(12.5)	391.0
Short positions	(28.0)	—	(28.0)	—	—	—	—	—	—	(28.0)
Net of short positions	1,279.8	(312.5)	967.3	(286.8)	(25.9)	(73.7)	(145.4)	(60.0)	(12.5)	363.0

Notes:
(1)
Relates to offset arrangements that comply with IFRS criteria and transactions cleared through and novated to central clearing houses, primarily London Clearing House and US Government Securities Clearing Corporation.

(2)	Carrying value on the balance sheet represents the exposure to credit risk by class of financial instrument.
(3)
Balance sheet offset reflects the amounts by which the Group’s credit risk is reduced through master netting and cash management pooling arrangements. Derivative master netting agreements include cash pledged with counterparties in respect of net derivative liability positions and are included in lending in the table above.

(4)	Includes cash collateral pledged by counterparties based on daily mark-to-market movements of net derivative positions with the counterparty.
(5)	Securities collateral represent the fair value of securities received from counterparties, mainly relating to reverse repo transactions as part of netting arrangements.
(6)
Property valuations are limited to the loan value and reflect the application of haircuts and capping in line with regulatory rules to indexed valuations. Commercial collateral includes shipping vessels and plant and equipment collateral.

(7)	Credit enhancement comprises credit derivatives (bought protection) and guarantees and reflect notional amounts less fair value and notional amounts respectively.

Business review Risk and balance sheet management

Balance sheet analysis continued
Financial assets continued
	Gross	IFRS	Carrying	Balance sheet	Exposure
	exposure	offset (1)	value	offset (2)	post offset
2012	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	79.3	—	79.3	—	79.3
Reverse repos	143.2	(38.4)	104.8	(17.4)	87.4
Lending	464.7	(1.5)	463.2	(34.9)	428.3
Debt securities	164.6	—	164.6	—	164.6
Equity shares	15.2	—	15.2	—	15.2
Derivatives (3)	815.4	(373.5)	441.9	(408.0)	33.9
Settlement balances	8.1	(2.4)	5.7	(1.8)	3.9
Other financial assets	1.1	—	1.1	—	1.1
Total	1,691.6	(415.8)	1,275.8	(462.1)	813.7
Short positions	(27.6)	—	(27.6)	—	(27.6)
Net of short positions	1,664.0	(415.8)	1,248.2	(462.1)	786.1

2011
Cash and balances at central banks	79.4	—	79.4	—	79.4
Reverse repos	138.4	(37.6)	100.8	(15.2)	85.6
Lending	517.5	—	517.5	(41.2)	476.3
Debt securities	209.1	—	209.1	—	209.1
Equity shares	15.2	—	15.2	—	15.2
Derivatives (3)	1,074.6	(544.5)	530.1	(478.9)	51.2
Settlement balances	9.2	(1.4)	7.8	(2.2)	5.6
Other financial assets	1.3	—	1.3	—	1.3
Total	2,044.7	(583.5)	1,461.2	(537.5)	923.7
Short positions	(41.0)	—	(41.0)	—	(41.0)
Net of short positions	2,003.7	(583.5)	1,420.2	(537.5)	882.7

Notes:
(1)
Relates to offset arrangements that comply with IFRS criteria and transactions cleared through and novated to central clearing houses, primarily London Clearing House and US Government Securities Clearing Corporation.

(2)
This reflects the amounts by which the Group’s credit risk is reduced through master netting and cash management pooling arrangements. Derivative master netting agreements include cash pledged with counterparties in respect of net derivative liability positions and are included in lending in the table above.

(3)	Includes cash collateral received against derivative assets of £24.3 billion (2012 - £34.1 billion; 2011 - £37.2 billion).

Business review Risk and balance sheet management

Balance sheet analysis continued
Financial assets continued
Sector and geographic concentration
The following tables analyse financial assets by sector and geography. Geographical regions are based on the location of the lending or issuer.

	2013	Reverse		Securities		Derivatives	Other	Balance		Exposure
		repos	Lending	Debt	Equity		financial assets	sheet value	Offset (1)	post offset
		£m	£m	£m	£m	£m	£m	£m	£m	£m
	Central and local government	247	8,643	70,267	—	4,049	578	83,784	(4,433)	79,351
Financial institutions	- banks	26,557	27,640	7,869	688	200,091	82,661	345,506	(207,203)	138,303
	- other (2)	49,156	35,948	33,219	2,538	69,851	4,859	195,571	(87,110)	108,461
	Personal - mortgages	—	148,533	—	—	—	—	148,533	—	148,533
	Personal - unsecured	—	28,160	—	—	—	6	28,166	—	28,166
	Property	—	62,292	225	326	2,794	—	65,637	(689)	64,948
	Construction	—	6,331	24	117	451	7	6,930	(1,370)	5,560
	Manufacturing	466	21,377	735	2,168	1,265	43	26,054	(2,525)	23,529
	Finance leases and instalment credit	—	13,587	14	5	13	—	13,619	(17)	13,602
	Retail, wholesale and repairs	—	19,574	244	446	882	11	21,157	(1,962)	19,195
	Transport and storage	—	16,697	299	82	2,186	—	19,264	(866)	18,398
	Health, education and leisure	—	16,084	103	86	661	14	16,948	(853)	16,095
	Hotels and restaurants	—	6,942	5	57	218	—	7,222	(165)	7,057
	Utilities	—	4,960	176	285	3,271	23	8,715	(1,064)	7,651
	Other	28	28,624	762	2,112	2,308	50	33,884	(2,776)	31,108
	Total gross of provisions	76,454	445,392	113,942	8,910	288,040	88,252	1,020,990	(311,033)	709,957
	Provisions	—	(25,225)	(319)	(99)	—	—	(25,643)	n/a	(25,643)
	Total	76,454	420,167	113,623	8,811	288,040	88,252	995,347	(311,033)	684,314

	2012
	Central and local government	441	9,853	97,339	—	5,791	591	114,015	(5,151)	108,864
Financial institutions	- banks	34,783	31,394	11,555	1,643	335,521	79,308	494,204	(341,103)	153,101
	- other (2)	69,256	42,198	50,104	2,672	80,817	5,591	250,638	(97,589)	153,049
	Personal - mortgages	—	149,625	—	—	—	—	149,625	—	149,625
	- unsecured	—	32,212	—	—	—	4	32,216	—	32,216
	Property	—	72,219	774	318	4,118	—	77,429	(1,333)	76,096
	Construction	—	8,049	17	264	820	—	9,150	(1,687)	7,463
	Manufacturing	326	23,787	836	1,639	1,759	144	28,491	(3,775)	24,716
	Finance leases and instalment credit	—	13,609	82	1	13	—	13,705	—	13,705
	Retail, wholesale and repairs	—	21,936	461	1,807	914	41	25,159	(1,785)	23,374
	Transport and storage	—	18,341	659	382	3,397	2	22,781	(3,240)	19,541
	Health, education and leisure	—	16,705	314	554	904	59	18,536	(964)	17,572
	Hotels and restaurants	—	7,877	144	51	493	11	8,576	(348)	8,228
	Utilities	—	6,631	1,311	638	3,170	50	11,800	(2,766)	9,034
	Other	24	30,057	1,886	5,380	4,201	172	41,720	(2,403)	39,317
	Total gross of provisions	104,830	484,493	165,482	15,349	441,918	85,973	1,298,045	(462,144)	835,901
	Provisions	—	(21,262)	(858)	(112)	—	—	(22,232)	n/a	(22,232)
	Total	104,830	463,231	164,624	15,237	441,918	85,973	1,275,813	(462,144)	813,669

For the notes to this table refer to page 273.

Business review Risk and balance sheet management

Balance sheet analysis continued
Financial assets continued
	2011	Reverse		Securities		Derivatives	Other	Balance		Exposure
		repos	Lending	Debt	Equity		financial assets	sheet value	Offset (1)	post offset
		£m	£m	£m	£m	£m	£m	£m	£m	£m
	Central and local government	2,247	9,742	125,543	—	5,541	641	143,714	(1,098)	142,616
Financial institutions	- banks	39,345	44,080	16,940	2,218	400,261	79,396	582,240	(407,457)	174,783
	- other (2)	58,478	51,870	60,628	2,501	98,255	7,451	279,183	(119,717)	159,466
	Personal - mortgages	—	149,273	—	—	—	—	149,273	—	149,273
	Personal - unsecured	—	34,424	—	—	—	52	34,476	(7)	34,469
	Property	—	81,058	573	175	4,599	1	86,406	(1,274)	85,132
	Construction	—	9,869	50	53	946	—	10,918	(1,139)	9,779
	Manufacturing	254	28,639	664	1,938	3,786	306	35,587	(2,214)	33,373
	Finance leases and instalment credit	—	14,499	145	2	75	—	14,721	(16)	14,705
	Retail, wholesale and repairs	—	24,378	645	2,652	1,134	18	28,827	(1,671)	27,156
	Transport and storage	436	22,058	539	74	3,759	—	26,866	(241)	26,625
	Health, education and leisure	—	17,492	310	21	885	—	18,708	(973)	17,735
	Hotels and restaurants	—	8,870	116	5	671	—	9,662	(184)	9,478
	Utilities	—	8,406	1,530	554	3,708	30	14,228	(450)	13,778
	Other	174	33,490	3,785	5,136	6,437	595	49,617	(1,003)	48,614
	Total gross of provisions	100,934	538,148	211,468	15,329	530,057	88,490	1,484,426	(537,444)	946,982
	Provisions	—	(20,674)	(2,388)	(141)	—	—	(23,203)	n/a	(23,203)
	Total	100,934	517,474	209,080	15,188	530,057	88,490	1,461,223	(537,444)	923,779

For the notes to this table refer to page 273.

Key points
•
Financial asset exposures after offset decreased by £129.4 billion or 16% to £684.3 billion in the year, reflecting the Group’s focus on reducing its funded balance sheet primarily through ongoing sales in Non-Core and downsizing of Markets.

•
Reductions across securities (debt - £51.0 billion; equity - £6.4 billion), lending (£43.1 billion) reverse repos (£28.4 billion) and derivatives (£153.9 billion) were partially offset by higher cash holdings (£3.4 billion). Conditions in the financial markets and the Group’s continued focus on risk appetite and sector concentrations resulted in the trends seen.

•
Exposures to central and local government decreased by £29.5 billion principally in debt securities. This was driven by Markets de-risking its balance sheet, management of the Group Treasury liquidity portfolio as well as some risk reduction in respect of Eurozone exposures.

•
Exposure to financial institutions was £59.4 billion lower across reverse repos, lending, securities and derivatives. This was driven by economy-wide subdued activity being partially offset marginally by increased cash holdings.

•
The banking sector continues to be one of the largest in the Group’s portfolio. The sector is well diversified geographically and by exposure with derivative exposures being largely collateralised. The sector continues to be tightly controlled through the combination of the single name concentration framework, bespoke credit policies  and country limits. Exposures to the banking sector decreased by £14.8 billion during the year with decreases across, reverse repos lending, securities and derivatives being partially offset by increased  cash holdings with central banks.

•
Exposure to other financial institutions comprising traded and non-traded products is spread across a wide range of financial companies including insurance, securitisation vehicles, financial intermediaries including broker dealers and central counterparties, financial guarantors - monolines and credit derivative product companies - and funds comprising unleveraged, hedge and leveraged funds. The size of the portfolio decreased by £44.6 billion. Entities in this sector remain vulnerable to market shocks or contagion from the banking sector.

•
The Group’s exposure to property and construction sector decreased by £13.1 billion, principally in commercial real estate lending. The majority of the Group’s Core property exposure is within UK Corporate (72%).

•
Retail, wholesale and repairs sector decreased by £4.2 billion, reflecting the Group’s strategy to re-balance the Core portfolios towards stronger customers in the sector while at the same time continuing to reduce the Non-Core book.

Business review Risk and balance sheet management

Balance sheet analysis continued
Financial assets continued
•
Transport and storage exposure decreased by £1.1 billion. The sector includes asset-backed exposures to ocean-going vessels.  Conditions remain poor across the major shipping market segments in 2013 with low charter rates and vessel values. At 31 December 2013, £1.1 billion (2012 - £0.7 billion) of loans were included in risk elements in lending with an associated provision of £0.4 billion and impairment charge of £0.4 billion for 2013.

•	Within lending:
°	UK Retail unsecured lending decreased by £0.6 billion, partially offset by an increase of £0.2 billion in mortgage lending.
°	UK Corporate lending decreased by £4.5 billion, as business demand for credit remains weak.
°
Non-Core continued to make significant progress on its balance sheet strategy by reducing lending by £19.8 billion across all sectors, principally property and construction, where commercial real estate lending decreased by £7.1 billion.

		Reverse		Securities			Other	Balance		Exposure
		repos	Lending	Debt	Equity	Derivatives	financial assets	sheet value	Offset (1)	post offset
	2013	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK
	Central and local government	—	6,950	13,210	—	3,856	122	24,138	(4,351)	19,787
Financial institutions	- banks	18,462	17,597	3,153	449	132,076	55,720	227,457	(142,018)	85,439
	- other (2)	19,293	28,937	11,915	2,015	56,441	2,248	120,849	(69,890)	50,959
	Personal - mortgages	—	110,515	—	—	—	—	110,515	—	110,515
	- unsecured	—	17,098	—	—	—	3	17,101	—	17,101
	Property	—	44,252	86	292	2,728	—	47,358	(676)	46,682
	Construction	—	4,691	22	101	414	7	5,235	(1,346)	3,889
	Manufacturing	466	8,740	409	2,147	979	21	12,762	(2,414)	10,348
	Finance leases and instalment credit	—	10,567	3	5	11	—	10,586	(16)	10,570
	Retail, wholesale and repairs	—	10,804	154	423	724	11	12,116	(1,908)	10,208
	Transport and storage	—	9,059	141	69	1,646	—	10,915	(703)	10,212
	Health, education and leisure	—	11,757	39	79	618	14	12,507	(847)	11,660
	Hotels and restaurants	—	5,333	1	50	217	—	5,601	(161)	5,440
	Utilities	—	2,117	123	281	2,900	—	5,421	(1,027)	4,394
	Other	18	16,202	115	1,971	1,514	47	19,867	(2,625)	17,242
	Total gross of provisions	38,239	304,619	29,371	7,882	204,124	58,193	642,428	(227,982)	414,446
	Provisions	—	(11,005)	(229)	(82)	—	—	(11,316)	n/a	(11,316)
	Total	38,239	293,614	29,142	7,800	204,124	58,193	631,112	(227,982)	403,130

	US
	Central and local government	247	238	23,832	—	21	221	24,559	(12)	24,547
Financial institutions	- banks	4,073	946	212	166	53,340	17,811	76,548	(53,339)	23,209
	- other (2)	18,346	3,908	17,269	379	9,580	2,276	51,758	(13,778)	37,980
	Personal - mortgages	—	19,901	—	—	—	—	19,901	—	19,901
	- unsecured	—	8,722	—	—	—	—	8,722	—	8,722
	Property	—	4,279	—	—	21	—	4,300	(7)	4,293
	Construction	—	313	2	13	2	—	330	—	330
	Manufacturing	—	6,117	299	9	131	—	6,556	(56)	6,500
	Finance leases and instalment credit	—	2,513	8	—	1	—	2,522	—	2,522
	Retail, wholesale and repairs	—	4,914	87	1	32	—	5,034	(6)	5,028
	Transport and storage	—	1,667	76	7	370	—	2,120	(141)	1,979
	Health, education and leisure	—	3,059	55	2	37	—	3,153	—	3,153
	Hotels and restaurants	—	369	4	7	1	—	381	—	381
	Utilities	—	638	32	1	149	—	820	(27)	793
	Other	10	4,464	429	16	547	—	5,466	(20)	5,446
	Total gross of provisions	22,676	62,048	42,305	601	64,232	20,308	212,170	(67,386)	144,784
	Provisions	—	(850)	(60)	(12)	—	—	(922)	n/a	(922)
	Total	22,676	61,198	42,245	589	64,232	20,308	211,248	(67,386)	143,862

For the notes to these tables refer to page 273.

Balance sheet analysis continued

Business review Risk and balance sheet management

Financial assets continued
		Reverse		Securities			Other	Balance		Exposure
		repos	Lending	Debt	Equity	Derivatives	financial assets	sheet value	Offset (1)	post offset
	2013	£m	£m	£m	£m	£m	£m	£m	£m	£m
Europe
	Central and local government	—	778	21,465	—	53	—	22,296	—	22,296
Financial institutions	- banks	658	2,331	3,727	1	50	7,133	13,900	—	13,900
	- other (2)	—	1,434	3,975	93	46	4	5,552	—	5,552
	Personal - mortgages	—	17,540	—	—	—	—	17,540	—	17,540
	- unsecured	—	1,267	—	—	—	3	1,270	—	1,270
	Property	—	13,177	—	31	25	—	13,233	(5)	13,228
	Construction	—	979	—	—	—	—	979	(20)	959
	Manufacturing	—	3,618	25	3	26	22	3,694	(9)	3,685
	Finance leases and instalment credit	—	378	—	—	—	—	378	—	378
	Retail, wholesale and repairs	—	2,840	—	—	27	—	2,867	(21)	2,846
	Transport and storage	—	5,269	—	—	16	—	5,285	(5)	5,280
	Health, education and leisure	—	1,080	9	1	2	—	1,092	(6)	1,086
	Hotels and restaurants	—	1,180	—	—	—	—	1,180	(4)	1,176
	Utilities	—	1,670	6	—	40	—	1,716	—	1,716
	Other	—	4,373	136	47	31	—	4,587	(52)	4,535
	Total gross of provisions	658	57,914	29,343	176	316	7,162	95,569	(122)	95,447
	Provisions	—	(13,109)	(30)	(5)	—	—	(13,144)	n/a	(13,144)
	Total	658	44,805	29,313	171	316	7,162	82,425	(122)	82,303

	RoW
	Central and local government	—	677	11,760	—	119	235	12,791	(70)	12,721
Financial institutions	- banks	3,364	6,766	777	72	14,625	1,997	27,601	(11,846)	15,755
	- other (2)	11,517	1,669	60	51	3,784	331	17,412	(3,442)	13,970
	Personal - mortgages	—	577	—	—	—	—	577	—	577
	- unsecured	—	1,073	—	—	—	—	1,073	—	1,073
	Property	—	584	139	3	20	—	746	(1)	745
	Construction	—	348	—	3	35	—	386	(4)	382
	Manufacturing	—	2,902	2	9	129	—	3,042	(46)	2,996
	Finance leases and instalment credit	—	129	3	—	1	—	133	(1)	132
	Retail, wholesale and repairs	—	1,016	3	22	99	—	1,140	(27)	1,113
	Transport and storage	—	702	82	6	154	—	944	(17)	927
	Health, education and leisure	—	188	—	4	4	—	196	—	196
	Hotels and restaurants	—	60	—	—	—	—	60	—	60
	Utilities	—	535	15	3	182	23	758	(10)	748
	Other	—	3,585	82	78	216	3	3,964	(79)	3,885
	Total gross of provisions	14,881	20,811	12,923	251	19,368	2,589	70,823	(15,543)	55,280
	Provisions	—	(261)	—	—	—	—	(261)	n/a	(261)
	Total	14,881	20,550	12,923	251	19,368	2,589	70,562	(15,543)	55,019

For the notes to these tables refer to page 273.

Business review Risk and balance sheet management

Balance sheet analysis continued
Financial assets continued
		Reverse		Securities			Other	Balance		Exposure
		repos	Lending	Debt	Equity	Derivatives	financial assets	sheet value	Offset (1)	post offset
	2012	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK
	Central and local government	441	8,087	62,722	—	5,582	47	76,879	(5,028)	71,851
Financial institutions	- banks	24,856	22,651	6,110	1,175	193,892	40,851	289,535	(202,189)	87,346
	- other (2)	42,203	33,955	16,834	2,069	62,810	2,946	160,817	(78,976)	81,841
	Personal - mortgages	—	109,530	—	—	—	—	109,530	—	109,530
	- unsecured	—	20,498	—	—	—	4	20,502	—	20,502
	Property	—	53,730	547	282	3,954	—	58,513	(1,328)	57,185
	Construction	—	6,507	14	248	789	—	7,558	(1,666)	5,892
	Manufacturing	326	10,058	579	1,553	1,286	111	13,913	(3,542)	10,371
	Finance leases and instalment credit	—	10,532	81	1	—	—	10,614	—	10,614
	Retail, wholesale and repairs	—	11,531	397	1,634	701	41	14,304	(1,590)	12,714
	Transport and storage	—	10,577	527	361	2,049	2	13,516	(2,279)	11,237
	Health, education and leisure	—	11,901	144	548	818	59	13,470	(888)	12,582
	Hotels and restaurants	—	5,989	121	51	493	11	6,665	(344)	6,321
	Utilities	—	3,556	1,178	492	2,654	30	7,910	(2,515)	5,395
	Other	19	15,843	1,085	4,757	2,647	140	24,491	(1,885)	22,606
	Total gross of provisions	67,845	334,945	90,339	13,171	277,675	44,242	828,217	(302,230)	525,987
	Provisions	—	(9,761)	(420)	(112)	—	—	(10,293)	n/a	(10,293)
	Total	67,845	325,184	89,919	13,059	277,675	44,242	817,924	(302,230)	515,694

	US
	Central and local government	—	151	22,084	—	23	500	22,758	(17)	22,741
Financial institutions	- banks	5,024	1,342	468	349	116,935	14,066	138,184	(115,459)	22,725
	- other (2)	22,807	4,257	25,483	210	13,397	2,086	68,240	(14,720)	53,520
	Personal - mortgages	—	21,929	—	—	—	—	21,929	—	21,929
	- unsecured	—	8,748	—	—	—	—	8,748	—	8,748
	Property	—	3,343	8	26	34	—	3,411	—	3,411
	Construction	—	388	3	2	9	—	402	—	402
	Manufacturing	—	6,021	156	15	265	—	6,457	(215)	6,242
	Finance leases and instalment credit	—	2,471	—	—	—	—	2,471	—	2,471
	Retail, wholesale and repairs	—	4,905	58	1	66	—	5,030	(52)	4,978
	Transport and storage	—	1,928	37	—	855	—	2,820	(800)	2,020
	Health, education and leisure	—	2,848	170	—	73	—	3,091	(70)	3,021
	Hotels and restaurants	—	490	23	—	—	—	513	—	513
	Utilities	—	966	100	15	273	—	1,354	(251)	1,103
	Other	4	5,317	674	324	1,094	—	7,413	(277)	7,136
	Total gross of provisions	27,835	65,104	49,264	942	133,024	16,652	292,821	(131,861)	160,960
	Provisions	—	(916)	—	—	—	—	(916)	n/a	(916)
	Total	27,835	64,188	49,264	942	133,024	16,652	291,905	(131,861)	160,044

For the notes to these tables refer to page 273.

Business review Risk and balance sheet management

Balance sheet analysis continued
Financial assets continued
		Reverse		Securities			Other	Balance		Exposure
		repos	Lending	Debt	Equity	Derivatives	financial assets	sheet value	Offset (1)	post offset
	2012	£m	£m	£m	£m	£m	£m	£m	£m	£m
Europe
	Central and local government	—	891	5,684	—	54	2	6,631	(15)	6,616
Financial institutions	- banks	375	3,151	4,016	8	55	23,181	30,786	(2)	30,784
	- other (2)	20	1,690	7,222	309	95	134	9,470	—	9,470
	Personal - mortgages	—	17,836	—	—	—	—	17,836	—	17,836
	- unsecured	—	1,905	—	—	—	—	1,905	—	1,905
	Property	—	14,634	—	2	77	—	14,713	(5)	14,708
	Construction	—	1,132	—	6	—	—	1,138	(21)	1,117
	Manufacturing	—	5,431	94	26	25	1	5,577	(9)	5,568
	Finance leases and instalment credit	—	464	—	—	—	—	464	—	464
	Retail, wholesale and repairs	—	3,749	—	109	10	—	3,868	(22)	3,846
	Transport and storage	—	5,450	1	10	12	—	5,473	(5)	5,468
	Health, education and leisure	—	1,569	—	2	—	—	1,571	(6)	1,565
	Hotels and restaurants	—	1,379	—	—	—	—	1,379	(4)	1,375
	Utilities	—	1,492	6	112	65	20	1,695	—	1,695
	Other	—	5,309	39	201	44	32	5,625	(53)	5,572
	Total gross of provisions	395	66,082	17,062	785	437	23,370	108,131	(142)	107,989
	Provisions	—	(10,267)	(438)	—	—	—	(10,705)	n/a	(10,705)
	Total	395	55,815	16,624	785	437	23,370	97,426	(142)	97,284

	RoW
	Central and local government	—	724	6,849	—	132	42	7,747	(91)	7,656
Financial institutions	- banks	4,528	4,250	961	111	24,639	1,210	35,699	(23,453)	12,246
	- other (2)	4,226	2,296	565	84	4,515	425	12,111	(3,893)	8,218
	Personal - mortgages	—	330	—	—	—	—	330	—	330
	- unsecured	—	1,061	—	—	—	—	1,061	—	1,061
	Property	—	512	219	8	53	—	792	—	792
	Construction	—	22	—	8	22	—	52	—	52
	Manufacturing	—	2,277	7	45	183	32	2,544	(9)	2,535
	Finance leases and instalment credit	—	142	1	—	13	—	156	—	156
	Retail, wholesale and repairs	—	1,751	6	63	137	—	1,957	(121)	1,836
	Transport and storage	—	386	94	11	481	—	972	(156)	816
	Health, education and leisure	—	387	—	4	13	—	404	—	404
	Hotels and restaurants	—	19	—	—	—	—	19	—	19
	Utilities	—	617	27	19	178	—	841	—	841
	Other	1	3,588	88	98	416	—	4,191	(188)	4,003
	Total gross of provisions	8,755	18,362	8,817	451	30,782	1,709	68,876	(27,911)	40,965
	Provisions	—	(318)	—	—	—	—	(318)	n/a	(318)
	Total	8,755	18,044	8,817	451	30,782	1,709	68,558	(27,911)	40,647

For the notes to these tables refer to page 273.

Business review Risk and balance sheet management

Balance sheet analysis continued
Financial assets continued
		Reverse		Securities			Other	Balance		Exposure
		repos	Lending	Debt	Equity	Derivatives	financial assets	sheet value	Offset (1)	post offset
	2011	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK
	Central and local government	2,130	8,037	77,831	—	5,282	548	93,828	(1,098)	92,730
Financial institutions	- banks	25,204	29,793	1,950	1,562	258,321	40,396	357,226	(271,500)	85,726
	- other (2)	39,154	35,381	25,954	1,676	43,327	3,259	148,751	(59,160)	89,591
	Personal - mortgages	—	106,388	—	—	—	—	106,388	—	106,388
	- unsecured	—	22,008	—	—	—	24	22,032	(7)	22,025
	Property	—	60,041	278	137	4,332	—	64,788	(1,265)	63,523
	Construction	—	7,589	20	26	895	—	8,530	(1,115)	7,415
	Manufacturing	254	10,983	499	1,908	2,259	—	15,903	(2,205)	13,698
	Finance leases and instalment credit	—	11,216	1	2	73	—	11,292	(16)	11,276
	Retail, wholesale and repairs	—	13,237	574	2,616	952	18	17,397	(1,647)	15,750
	Transport and storage	436	12,155	145	67	2,217	—	15,020	(200)	14,820
	Health, education and leisure	—	12,291	72	8	756	—	13,127	(965)	12,162
	Hotels and restaurants	—	6,734	23	—	664	—	7,421	(178)	7,243
	Utilities	—	3,398	1,150	513	3,207	30	8,298	(450)	7,848
	Other	126	19,116	2,395	4,704	4,105	593	31,039	(947)	30,092
	Total gross of provisions	67,304	358,367	110,892	13,219	326,390	44,868	921,040	(340,753)	580,287
	Provisions	—	(10,103)	(1,170)	(141)	—	—	(11,414)	n/a	(11,414)
	Total	67,304	348,264	109,722	13,078	326,390	44,868	909,626	(340,753)	568,873

	US
	Central and local government	—	191	22,936	—	9	1	23,137	—	23,137
Financial institutions	- banks	7,289	711	1,245	443	111,240	29,426	150,354	(108,060)	42,294
	- other (2)	17,368	9,334	29,885	560	54,639	3,510	115,296	(60,556)	54,740
	Personal - mortgages	—	23,237	—	—	—	—	23,237	—	23,237
	- unsecured	—	8,441	—	—	—	—	8,441	—	8,441
	Property	—	3,783	26	23	38	—	3,870	—	3,870
	Construction	—	457	21	3	11	—	492	—	492
	Manufacturing	—	6,824	101	12	452	—	7,389	—	7,389
	Finance leases and instalment credit	—	2,471	17	—	—	—	2,488	—	2,488
	Retail, wholesale and repairs	—	5,073	52	—	63	—	5,188	—	5,188
	Transport and storage	—	2,769	26	1	1,084	—	3,880	—	3,880
	Health, education and leisure	—	3,034	74	4	93	—	3,205	—	3,205
	Hotels and restaurants	—	684	93	3	1	—	781	—	781
	Utilities	—	1,061	243	16	322	—	1,642	—	1,642
	Other	29	5,574	695	103	1,436	—	7,837	—	7,837
	Total gross of provisions	24,686	73,644	55,414	1,168	169,388	32,937	357,237	(168,616)	188,621
	Provisions	—	(1,303)	—	—	—	—	(1,303)	n/a	(1,303)
	Total	24,686	72,341	55,414	1,168	169,388	32,937	355,934	(168,616)	187,318

For the notes to these tables refer to page 273.

Business review Risk and balance sheet management

Balance sheet analysis continued
Financial assets continued
		Reverse		Securities			Other	Balance		Exposure
		repos	Lending	Debt	Equity	Derivatives	financial assets	sheet value	Offset (1)	post offset
	2011	£m	£m	£m	£m	£m	£m	£m	£m	£m
Europe
	Central and local government	—	831	13,362	—	60	—	14,253	—	14,253
Financial institutions	- banks	247	8,611	10,859	78	—	6,725	26,520	—	26,520
	- other (2)	—	3,008	4,521	165	289	90	8,073	(1)	8,072
	Personal - mortgages	—	18,946	—	—	—	—	18,946	—	18,946
	- unsecured	—	2,464	—	—	—	28	2,492	—	2,492
	Property	—	16,384	—	—	168	—	16,552	(9)	16,543
	Construction	—	1,754	—	22	18	—	1,794	(24)	1,770
	Manufacturing	—	8,115	57	5	23	—	8,200	(9)	8,191
	Finance leases and instalment credit	—	695	—	—	—	—	695	—	695
	Retail, wholesale and repairs	—	4,764	16	2	23	—	4,805	(24)	4,781
	Transport and storage	—	6,529	143	—	15	—	6,687	(6)	6,681
	Health, education and leisure	—	1,584	164	5	2	—	1,755	(8)	1,747
	Hotels and restaurants	—	1,427	—	—	6	—	1,433	(6)	1,427
	Utilities	—	2,099	124	3	85	—	2,311	—	2,311
	Other	7	5,445	568	70	35	—	6,125	(56)	6,069
	Total gross of provisions	254	82,656	29,814	350	724	6,843	120,641	(143)	120,498
	Provisions	—	(8,898)	(1,218)	—	—	—	(10,116)	n/a	(10,116)
	Total	254	73,758	28,596	350	724	6,843	110,525	(143)	110,382

	RoW
	Central and local government	117	683	11,414	—	190	92	12,496	—	12,496
Financial institutions	- banks	6,605	4,965	2,886	135	30,700	2,849	48,140	(27,897)	20,243
	- other (2)	1,956	4,147	268	100	—	592	7,063	—	7,063
	Personal - mortgages	—	702	—	—	—	—	702	—	702
	- unsecured	—	1,511	—	—	—	—	1,511	—	1,511
	Property	—	850	269	15	61	1	1,196	—	1,196
	Construction	—	69	9	2	22	—	102	—	102
	Manufacturing	—	2,717	7	13	1,052	306	4,095	—	4,095
	Finance leases and instalment credit	—	117	127	—	2	—	246	—	246
	Retail, wholesale and repairs	—	1,304	3	34	96	—	1,437	—	1,437
	Transport and storage	—	605	225	6	443	—	1,279	(35)	1,244
	Health, education and leisure	—	583	—	4	34	—	621	—	621
	Hotels and restaurants	—	25	—	2	—	—	27	—	27
	Utilities	—	1,848	13	22	94	—	1,977	—	1,977
	Other	12	3,355	127	259	861	2	4,616	—	4,616
	Total gross of provisions	8,690	23,481	15,348	592	33,555	3,842	85,508	(27,932)	57,576
	Provisions	—	(370)	—	—	—	—	(370)	n/a	(370)
	Total	8,690	23,111	15,348	592	33,555	3,842	85,138	(27,932)	57,206

Notes:
(1)
This shows the amount by which the Group’s credit risk exposure is reduced through arrangements, such as master netting agreements and cash management pooling, which give the Group a legal right to set off the financial asset against a financial liability due to the same counterparty. In addition, the Group holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

(2)	Loans made by the Group's consolidated conduits to asset owning companies are included within financial institutions - other.

Business review Risk and balance sheet management

Balance sheet analysis continued
Financial assets continued
Asset quality
The asset quality analysis presented below is based on the Group’s internal asset quality ratings which have ranges for the probability of default, as set out below. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades across the Group map to both a Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios. Debt securities are analysed by external ratings and are therefore excluded from the following tables. These are set out on pages 280 to 282.

Asset quality band	Probability of default range
AQ1	0% - 0.034%
AQ2	0.034% - 0.048%
AQ3	0.048% - 0.095%
AQ4	0.095% - 0.381%
AQ5	0.381% - 1.076%
AQ6	1.076% - 2.153%
AQ7	2.153% - 6.089%
AQ8	6.089% - 17.222%
AQ9	17.222% - 100%
AQ10	100%

		Loans and advances
		Banks (1)				Customers				Settlement
	Cash and		Derivative				Derivative			balances and
	balances at	Reverse	cash			Reverse	cash			other financial			Contingent
	central banks	repos	collateral	Other	Total	repos	collateral	Other	Total	assets	Derivatives	Commitments	liabilities	Total
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Total
AQ1	80,305	5,885	2,043	6,039	13,967	30,233	10,042	34,395	74,670	2,707	71,497	64,453	6,739	314,338
AQ2	1	4,744	4,930	672	10,346	996	1,899	17,695	20,590	192	69,949	28,717	2,940	132,735
AQ3	1,873	2,164	1,502	2,347	6,013	1,857	3,796	29,364	35,017	746	94,678	23,126	7,057	168,510
AQ4	479	9,864	1,451	7,031	18,346	10,642	1,894	99,258	111,794	470	39,157	40,984	4,430	215,660
AQ5	—	1,776	416	662	2,854	5,403	297	77,045	82,745	717	8,826	33,507	2,087	130,736
AQ6	—	1,823	1	157	1,981	82	38	39,324	39,444	59	1,487	14,138	1,426	58,535
AQ7	—	301	—	237	538	684	50	30,279	31,013	22	978	7,437	918	40,906
AQ8	3	—	—	48	48	—	10	8,482	8,492	58	132	1,183	119	10,035
AQ9	—	—	—	34	34	—	41	16,944	16,985	—	641	1,020	317	18,997
AQ10	—	—	—	—	—	—	—	730	730	—	695	1,274	137	2,836
Past due	—	—	—	—	—	—	—	9,068	9,068	620	—	—	—	9,688
Impaired	—	—	—	70	70	—	—	37,101	37,101	—	—	—	—	37,171
Impairment
provision	—	—	—	(63)	(63)	—	—	(25,162)	(25,162)	—	—	—	—	(25,225)
Group	82,661	26,557	10,343	17,234	54,134	49,897	18,067	374,523	442,487	5,591	288,040	215,839	26,170	1,114,922

2012
Total
AQ1	78,039	17,806	3,713	10,913	32,432	42,963	15,022	39,734	97,719	2,671	100,652	63,785	8,113	383,411
AQ2	12	3,556	4,566	526	8,648	710	704	13,101	14,515	185	108,733	20,333	2,810	155,236
AQ3	1,156	5,703	2,241	2,757	10,701	2,886	3,917	25,252	32,055	539	152,810	23,727	7,431	228,419
AQ4	100	6,251	1,761	2,734	10,746	14,079	2,144	104,060	120,283	1,202	58,705	40,196	5,736	236,968
AQ5	—	1,183	469	787	2,439	8,163	679	92,147	100,989	659	13,244	28,165	2,598	148,094
AQ6	—	282	39	357	678	86	50	40,096	40,232	73	2,175	13,854	1,380	58,392
AQ7	—	2	—	236	238	1,133	12	36,223	37,368	191	3,205	19,219	1,275	61,496
AQ8	—	—	—	68	68	4	2	12,812	12,818	8	262	5,688	185	19,029
AQ9	1	—	—	93	93	23	7	17,431	17,461	137	1,360	1,363	95	20,510
AQ10	—	—	—	—	—	—	—	807	807	1	772	1,454	238	3,272
Past due	—	—	—	—	—	—	249	10,285	10,534	999	—	—	—	11,533
Impaired	—	—	—	134	134	—	—	38,365	38,365	—	—	—	—	38,499
Impairment
provision	—	—	—	(114)	(114)	—	—	(21,148)	(21,148)	—	—	—	—	(21,262)
Group	79,308	34,783	12,789	18,491	66,063	70,047	22,786	409,165	501,998	6,665	441,918	217,784	29,861	1,343,597

For the note to these tables refer to page 278.

Business review Risk and balance sheet management

Balance sheet analysis continued
Financial assets continued
	Cash and			Settlement	Derivatives	Commitments		Total
	balances at	Loans and advances		balances and other			Contingent
	central banks	Banks (1)	Customers	financial assets			liabilities
2011	£m	£m	£m	£m	£m	£m	£m	£m
Total
AQ1	78,692	74,279	114,424	5,152	482,053	75,356	14,076	844,032
AQ2	342	1,881	15,810	93	8,177	24,269	3,154	53,726
AQ3	223	1,981	34,017	546	10,827	23,471	4,427	75,492
AQ4	19	1,612	108,262	760	14,421	40,071	5,847	170,992
AQ5	90	1,261	118,056	124	6,516	34,593	4,301	164,941
AQ6	9	188	50,428	46	2,221	17,153	1,662	71,707
AQ7	8	432	33,218	13	2,393	19,163	1,037	56,264
AQ8	7	30	12,622	19	1,252	4,159	276	18,365
AQ9	5	83	16,429	324	1,150	2,286	943	21,220
AQ10	1	164	784	6	1,047	2,354	221	4,577
Past due	—	2	11,591	1,623	—	—	—	13,216
Impaired	—	137	39,921	414	—	—	—	40,472
Impairment provision	—	(123)	(20,551)	(26)	—	—	—	(20,700)
Group	79,396	81,927	535,011	9,094	530,057	242,875	35,944	1,514,304

		Loans and advances
		Banks (1)				Customers				Settlement
	Cash and		Derivative				Derivative			balances and
	balances at	Reverse	cash			Reverse	cash			other financial			Contingent
	central banks	repos	collateral	Other	Total	repos	collateral	Other	Total	assets	Derivatives	Commitments	liabilities	Total
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Core
AQ1	80,266	5,885	2,043	5,986	13,914	30,233	10,042	31,712	71,987	2,706	71,101	64,149	6,688	310,811
AQ2	—	4,744	4,930	653	10,327	996	1,899	17,253	20,148	192	69,821	28,643	2,917	132,048
AQ3	1,873	2,164	1,502	2,176	5,842	1,857	3,796	28,480	34,133	746	94,319	23,008	7,039	166,960
AQ4	420	9,864	1,451	6,924	18,239	10,642	1,894	95,546	108,082	446	38,683	40,737	4,215	210,822
AQ5	—	1,776	416	659	2,851	5,403	297	75,211	80,911	717	8,113	33,313	1,989	127,894
AQ6	—	1,823	1	147	1,971	82	38	37,269	37,389	59	1,191	13,787	1,399	55,796
AQ7	—	301	—	204	505	677	50	29,417	30,144	22	756	7,160	747	39,334
AQ8	3	—	—	25	25	—	10	8,000	8,010	58	95	1,086	115	9,392
AQ9	—	—	—	23	23	—	41	12,492	12,533	—	481	697	283	14,017
AQ10	—	—	—	—	—	—	—	687	687	—	305	979	64	2,035
Past due	—	—	—	—	—	—	—	8,536	8,536	583	—	—	—	9,119
Impaired	—	—	—	69	69	—	—	18,364	18,364	—	—	—	—	18,433
Impairment
provision	—	—	—	(62)	(62)	—	—	(11,324)	(11,324)	—	—	—	—	(11,386)
Group	82,562	26,557	10,343	16,804	53,704	49,890	18,067	351,643	419,600	5,529	284,865	213,559	25,456	1,085,275

For the note to these tables refer to page 278.

Business review Risk and balance sheet management

Balance sheet analysis continued
Financial assets continued
		Loans and advances
		Banks (1)				Customers				Settlement
	Cash and		Derivative				Derivative			balances and
	balances at	Reverse	cash			Reverse	cash			other financial			Contingent
	central banks	repos	collateral	Other	Total	repos	collateral	Other	Total	assets	Derivatives	Commitments	liabilities	Total
2012 (2)	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Core
AQ1	78,003	17,806	3,708	8,495	30,009	42,963	15,022	32,256	90,241	2,671	99,882	62,440	7,822	371,068
AQ2	12	3,556	4,566	514	8,636	710	704	10,551	11,965	185	108,107	20,207	2,792	151,904
AQ3	1,046	5,703	2,241	2,738	10,682	2,886	3,917	21,688	28,491	539	152,462	23,392	7,419	224,031
AQ4	100	6,251	1,761	2,729	10,741	14,079	2,144	99,771	115,994	1,202	57,650	39,832	5,648	231,167
AQ5	—	1,183	469	785	2,437	8,163	679	86,581	95,423	659	12,082	27,501	2,508	140,610
AQ6	—	282	39	356	677	86	50	36,891	37,027	73	1,476	13,140	1,353	53,746
AQ7	—	2	—	186	188	1,133	12	32,032	33,177	191	2,536	17,824	949	54,865
AQ8	—	—	—	68	68	4	2	10,731	10,737	8	247	5,607	146	16,813
AQ9	1	—	—	93	93	—	7	14,958	14,965	137	979	1,088	93	17,356
AQ10	—	—	—	—	—	—	—	684	684	1	448	832	149	2,114
Past due	—	—	—	—	—	—	249	9,528	9,777	991	—	—	—	10,768
Impaired	—	—	—	133	133	—	—	17,418	17,418	—	—	—	—	17,551
Impairment
provision	—	—	—	(113)	(113)	—	—	(9,949)	(9,949)	—	—	—	—	(10,062)
Group	79,162	34,783	12,784	15,984	63,551	70,024	22,786	363,140	455,950	6,657	435,869	211,863	28,879	1,281,931

	Cash and			Settlement
	balances at	Loans and advances		balances and other			Contingent
	central banks	Banks (1)	Customers	financial assets	Derivatives	Commitments	liabilities	Total
2011 (2)	£m	£m	£m	£m	£m	£m	£m	£m
Core
AQ1	78,634	71,120	95,679	5,034	478,177	69,220	13,249	811,113
AQ2	342	1,867	14,158	91	7,500	23,404	3,122	50,484
AQ3	56	1,967	30,546	546	10,360	22,319	4,354	70,148
AQ4	18	1,557	101,646	759	13,475	38,808	5,655	161,918
AQ5	90	1,256	110,030	124	5,087	33,226	4,092	153,905
AQ6	9	140	44,012	46	1,987	16,118	1,634	63,946
AQ7	8	432	28,953	13	796	17,514	949	48,665
AQ8	7	20	10,608	19	666	4,068	236	15,624
AQ9	5	83	11,938	276	592	1,769	898	15,561
AQ10	1	164	478	6	339	1,274	180	2,442
Past due	—	2	10,047	1,623	—	—	—	11,672
Impaired	—	136	16,457	413	—	—	—	17,006
Impairment provision	—	(122)	(9,065)	(25)	—	—	—	(9,212)
Group	79,170	78,622	465,487	8,925	518,979	227,720	34,369	1,413,272
For the notes to these tables refer to page 278.

Business review Risk and balance sheet management

Balance sheet analysis continued
Financial assets continued
		Loans and advances
		Banks (1)				Customers				Settlement
	Cash and		Derivative				Derivative			balances and
	balances at	Reverse	cash			Reverse	cash			other financial			Contingent
	central banks	repos	collateral	Other	Total	repos	collateral	Other	Total	assets	Derivatives	Commitments	liabilities	Total
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Non-Core
AQ1	39	—	—	53	53	—	—	2,683	2,683	1	396	304	51	3,527
AQ2	1	—	—	19	19	—	—	442	442	—	128	74	23	687
AQ3	—	—	—	171	171	—	—	884	884	—	359	118	18	1,550
AQ4	59	—	—	107	107	—	—	3,712	3,712	24	474	247	215	4,838
AQ5	—	—	—	3	3	—	—	1,834	1,834	—	713	194	98	2,842
AQ6	—	—	—	10	10	—	—	2,055	2,055	—	296	351	27	2,739
AQ7	—	—	—	33	33	7	—	862	869	—	222	277	171	1,572
AQ8	—	—	—	23	23	—	—	482	482	—	37	97	4	643
AQ9	—	—	—	11	11	—	—	4,452	4,452	—	160	323	34	4,980
AQ10	—	—	—	—	—	—	—	43	43	—	390	295	73	801
Past due	—	—	—	—	—	—	—	532	532	37	—	—	—	569
Impaired	—	—	—	1	1	—	—	18,737	18,737	—	—	—	—	18,738
Impairment
provision	—	—	—	(1)	(1)	—	—	(13,838)	(13,838)	—	—	—	—	(13,839)
Group	99	—	—	430	430	7	—	22,880	22,887	62	3,175	2,280	714	29,647

2012 (2)
Non-Core
AQ1	36	—	—	394	394	—	—	7,466	7,466	—	770	1,345	291	10,302
AQ2	—	—	—	5	5	—	—	2,550	2,550	—	626	126	18	3,325
AQ3	110	—	—	19	19	—	—	3,564	3,564	—	348	335	12	4,388
AQ4	—	—	—	5	5	—	—	4,289	4,289	—	1,055	364	88	5,801
AQ5	—	—	—	2	2	—	—	4,718	4,718	—	1,162	664	90	6,636
AQ6	—	—	—	1	1	—	—	3,205	3,205	—	699	714	27	4,646
AQ7	—	—	—	50	50	—	—	4,191	4,191	—	669	1,395	326	6,631
AQ8	—	—	—	—	—	—	—	2,081	2,081	—	15	81	39	2,216
AQ9	—	—	—	—	—	23	—	2,452	2,475	—	381	275	2	3,133
AQ10	—	—	—	—	—	—	—	123	123	—	324	622	89	1,158
Past due	—	—	—	—	—	—	—	757	757	8	—	—	—	765
Impaired	—	—	—	1	1	—	—	20,947	20,947	—	—	—	—	20,948
Impairment
provision	—	—	—	(1)	(1)	—	—	(11,199)	(11,199)	—	—	—	—	(11,200)
Group	146	—	—	476	476	23	—	45,144	45,167	8	6,049	5,921	982	58,749

For the notes to these tables refer to page 278.

Business review Risk and balance sheet management

Balance sheet analysis continued
Financial assets continued
	Cash and			Settlement
	balances at	Loans and advances		balances and other			Contingent
	central banks	Banks (1)	Customers	financial assets	Derivatives	Commitments	liabilities	Total
2011 (2)	£m	£m	£m	£m	£m	£m	£m	£m
Non-Core
AQ1	58	590	18,733	118	3,876	6,136	827	30,338
AQ2	—	4	1,652	2	677	865	32	3,232
AQ3	167	14	3,471	—	467	1,152	73	5,344
AQ4	1	55	6,616	1	946	1,263	192	9,074
AQ5	—	5	7,145	—	1,429	1,367	209	10,155
AQ6	—	48	6,416	—	234	1,035	28	7,761
AQ7	—	—	4,265	—	1,597	1,649	88	7,599
AQ8	—	10	2,014	—	586	91	40	2,741
AQ9	—	—	4,491	48	558	517	45	5,659
AQ10	—	—	306	—	708	1,080	41	2,135
Past due	—	—	1,544	—	—	—	—	1,544
Impaired	—	1	23,464	1	—	—	—	23,466
Impairment provision	—	(1)	(11,486)	(1)	—	—	—	(11,488)
Group	226	726	68,631	169	11,078	15,155	1,575	97,560

Notes:
(1)	Excludes items in the course of collection from other banks of £1,454 million (2012 - £1,531 million; 2011 - £1,470 million).
(2)	Excludes balances in relation to Direct Line Group (loans to banks: 2012 - £2,036 million; 2011 - £2,579 million and loans to customers: 2012 - £881 million; 2011 - £893 million).
(3)
Exposures are allocated to asset quality bands on the basis of statistically driven models which produce an estimate of default rate. The variables included in the models vary by product and geography. For portfolios secured on residential property these models typically include measures of delinquency and loan-to-value as well as other differentiating characteristics such as bureau score, product features or associated account performance information.

Key points
•	Underlying the balance sheet reduction in the year the overall asset quality in the upper bands (AQ1-AQ5) remained broadly similar.

•
Within cash and balances at central banks there has been an increase in AQ1 of £2.3 billion due to additional funds deposited with the Bank of England and the Federal Reserve. Additionally, increases of £1.1 billion in AQ3 and AQ4 are due to deposits with other central banks as part of the Group’s overall liquidity management.

•
Reverse repo balances decreased £28.4 billion due to reduced trading volumes within Markets. However, AQ2 and AQ4-AQ7 have increased £7.2 billion in bank reverse repurchase agreements as a small number of counterparties moved bands, in addition to the implementation of a strategy to develop relationships with newer, lower-rated counterparties.

•	Derivatives decreased across all asset quality bands reflecting risk reduction within Markets and upwards shifts in major interest rate yield curves.

•
Core customer lending in AQ1-AQ3 increased to 22% from 18% at 31 December 2012 as recalibration of the UK Retail models using updated data trends from the last three years resulted in £9.8 billion moving from AQ5 to higher bands.  In addition, mid corporate model updates in UK Corporate and data quality improvements in Wealth also led to improving trends.

•
Core past due loans to customers decreased £1.2 billion, with a reduction in Ulster Bank (£0.8 billion) and US Retail and Commercial (£1.2 billion) being offset by increases in UK Retail (£1.2 billion) as balances transferred from the impaired book.

•	Impairment provisions increased £4.0 billion, mainly due to RCR and related change in strategy (£4.5 billion) partly offset by a decrease in UK Retail (£0.5 billion).

Business review Risk and balance sheet management

Balance sheet analysis continued
Debt securities
IFRS measurement classification and issuer
The table below analyses debt securities by issuer and IFRS measurement classifications. US central and local government includes US federal agencies; financial institutions includes US government sponsored agencies and securitisation entities, the latter principally relating to asset-backed securities (ABS).

	Central and local government				Other financial			Of which
	UK	US	Other	Banks	institutions	Corporate	Total	ABS
2013	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading (HFT)	6,764	10,951	22,818	1,720	12,406	1,947	56,606	10,674
Designated as at fair value	—	—	104	—	17	1	122	15
Available-for-sale	6,436	12,880	10,303	5,974	17,330	184	53,107	24,174
Loans and receivables	10	1	—	175	3,466	136	3,788	3,423
Long positions	13,210	23,832	33,225	7,869	33,219	2,268	113,623	38,286

Of which US agencies	—	5,599	—	—	13,132	—	18,731	18,048

Short positions (HFT)	(1,784)	(6,790)	(16,087)	(889)	(1,387)	(826)	(27,763)	(36)

Available-for-sale
Gross unrealised gains	201	428	445	70	386	11	1,541	458
Gross unrealised losses	(69)	(86)	(32)	(205)	(493)	(2)	(887)	(753)

2012
Held-for-trading	7,692	17,349	27,195	2,243	21,876	2,015	78,370	18,619
Designated as at fair value	—	—	123	86	610	54	873	516
Available-for-sale	9,774	19,046	16,155	8,861	23,890	3,167	80,893	30,743
Loans and receivables	5	—	—	365	3,728	390	4,488	3,707
Long positions	17,471	36,395	43,473	11,555	50,104	5,626	164,624	53,585

Of which US agencies	—	5,380	—	—	21,566	—	26,946	24,828

Short positions (HFT)	(1,538)	(10,658)	(11,355)	(1,036)	(1,595)	(798)	(26,980)	(17)

Available-for-sale
Gross unrealised gains	1,007	1,092	1,187	110	660	120	4,176	764
Gross unrealised losses	—	(1)	(14)	(509)	(1,319)	(4)	(1,847)	(1,817)

2011
Held-for-trading	9,004	19,636	36,928	3,400	23,160	2,948	95,076	20,816
Designated as at fair value	1	—	127	53	457	9	647	558
Available-for-sale	13,436	20,848	25,552	13,175	31,752	2,535	107,298	40,735
Loans and receivables	10	—	1	312	5,259	477	6,059	5,200
Long positions	22,451	40,484	62,608	16,940	60,628	5,969	209,080	67,309

Of which US agencies	—	4,896	—	—	25,924	—	30,820	28,558

Short positions (HFT)	(3,098)	(10,661)	(19,136)	(2,556)	(2,854)	(754)	(39,059)	(352)

Available-for-sale
Gross unrealised gains	1,428	1,311	1,180	52	913	94	4,978	1,001
Gross unrealised losses	—	—	(171)	(838)	(2,386)	(13)	(3,408)	(3,158)

Business review Risk and balance sheet management

Balance sheet analysis continued
Debt securities continued
Key points
HFT
•
UK and US government bonds and US agency ABS decreased reflecting sales and continued focus on balance sheet reduction and capital management in Markets. The decrease in other government bonds primarily comprised reductions in Japanese, French, Belgian and Canadian bonds, partially offset by increases in Italian, German and Spanish bonds. Short positions in US government bonds decreased, reflecting reduced holdings and short positions in German government bonds increased reflecting focus on reduction in net exposure.

AFS
•
Government securities, primarily US, German and UK, decreased by £15.4 billion reflecting Group Treasury’s disposals. Holdings in bank issuances fell by £2.9 billion due to maturities and amortisations. The decrease in securities issued by other financial institutions of £6.6 billion primarily related to ABS (£1.6 billion collateralised loan obligations in Non-Core and £3.4 billion residential mortgage-backed securities), due to disposals, maturities and buy backs by issuers. This was partially offset by a build up of securities (£0.9 billion), primarily US agency securities in US Retail & Commercial. The reduction includes £7.2 billion related to Direct Line Group, not included at 31 December 2013 as it is now an associate.

AFS gross unrealised gains and losses
•
The UK government net decrease of £0.9 billion reflects exposure reductions. The US government decrease of £0.7 billion reflects exposure reduction as well as the impact of expectations of tapering of the liquidity programme by the US Federal Reserve. The reductions in bank, other financial institutions and ABS reflected maturities, disposals and market movements.

Ratings
The table below analyses debt securities by issuer and external ratings. Ratings are based on the lowest of Standard and Poor’s, Moody’s and Fitch.

	Central and local government				Other financial				Of which
	UK	US	Other	Banks	institutions	Corporate	Total	Total	ABS
2013	£m	£m	£m	£m	£m	£m	£m	%	£m
Total
AAA	—	18	13,106	1,434	8,155	162	22,875	20	6,796
AA to AA+	13,210	23,812	7,847	446	16,825	138	62,278	55	21,054
A to AA-	—	—	4,200	1,657	1,521	290	7,668	7	1,470
BBB- to A-	—	—	7,572	3,761	2,627	854	14,814	13	4,941
Non-investment grade	—	—	494	341	2,444	427	3,706	3	2,571
Unrated	—	2	6	230	1,647	397	2,282	2	1,454
	13,210	23,832	33,225	7,869	33,219	2,268	113,623	100	38,286

Core
AAA	—	18	13,106	1,434	7,722	162	22,442	20	6,391
AA to AA+	13,210	23,812	7,847	446	16,518	138	61,971	55	20,747
A to AA-	—	—	4,200	1,657	1,131	290	7,278	7	1,080
BBB- to A-	—	—	7,572	3,761	2,562	854	14,749	13	4,876
Non-investment grade	—	—	406	341	2,015	340	3,102	3	2,077
Unrated	—	2	6	230	1,407	372	2,017	2	1,245
	13,210	23,832	33,137	7,869	31,355	2,156	111,559	100	36,416

Non-Core
AAA	—	—	—	—	433	—	433	21	405
AA to AA+	—	—	—	—	307	—	307	15	307
A to AA-	—	—	—	—	390	—	390	19	390
BBB- to A-	—	—	—	—	65	—	65	3	65
Non-investment grade	—	—	88	—	429	87	604	29	494
Unrated	—	—	—	—	240	25	265	13	209
	—	—	88	—	1,864	112	2,064	100	1,870

Business review Risk and balance sheet management

Balance sheet analysis continued
Debt securities continued

	Central and local government				Other financial				Of which
	UK	US	Other	Banks	institutions	Corporate	Total	Total	ABS
2012	£m	£m	£m	£m	£m	£m	£m	%	£m
Total
AAA	17,471	31	17,167	2,304	11,502	174	48,649	30	10,758
AA to AA+	—	36,357	7,424	1,144	26,403	750	72,078	44	28,775
A to AA-	—	6	11,707	2,930	3,338	1,976	19,957	12	2,897
BBB- to A-	—	—	6,245	4,430	4,217	1,643	16,535	10	7,394
Non-investment grade	—	—	928	439	3,103	614	5,084	3	2,674
Unrated	—	1	2	308	1,541	469	2,321	1	1,087
	17,471	36,395	43,473	11,555	50,104	5,626	164,624	100	53,585

Core
AAA	17,471	31	17,161	2,296	10,023	172	47,154	30	9,319
AA to AA+	—	36,283	7,419	1,137	24,879	748	70,466	45	27,255
A to AA-	—	6	11,707	2,920	2,019	1,968	18,620	12	1,603
BBB- to A-	—	—	6,245	4,430	3,701	1,602	15,978	10	6,812
Non-investment grade	—	—	682	439	2,361	496	3,978	2	2,176
Unrated	—	1	2	294	1,297	338	1,932	1	859
	17,471	36,321	43,216	11,516	44,280	5,324	158,128	100	48,024

Non-Core
AAA	—	—	6	8	1,479	2	1,495	23	1,439
AA to AA+	—	74	5	7	1,524	2	1,612	25	1,520
A to AA-	—	—	—	10	1,319	8	1,337	21	1,294
BBB- to A-	—	—	—	—	516	41	557	8	582
Non-investment grade	—	—	246	—	742	118	1,106	17	498
Unrated	—	—	—	14	244	131	389	6	228
	—	74	257	39	5,824	302	6,496	100	5,561

Business review Risk and balance sheet management

Balance sheet analysis continued
Debt securities continued
	Central and local government				Other financial				Of which
	UK	US	Other	Banks	institutions	Corporate	Total	Total	ABS
2011	£m	£m	£m	£m	£m	£m	£m	%	£m
Total
AAA	22,451	45	32,522	5,155	15,908	452	76,533	37	17,156
AA to AA+	—	40,435	2,000	2,497	30,403	639	75,974	36	33,615
A to AA-	—	1	24,966	6,387	4,979	1,746	38,079	18	6,331
BBB- to A-	—	—	2,194	2,287	2,916	1,446	8,843	4	4,480
Non-investment grade	—	—	924	575	5,042	1,275	7,816	4	4,492
Unrated	—	3	2	39	1,380	411	1,835	1	1,235
	22,451	40,484	62,608	16,940	60,628	5,969	209,080	100	67,309

Core
AAA	22,112	45	32,489	4,601	13,245	448	72,940	37	14,534
AA to AA+	—	40,435	1,995	2,434	28,125	565	73,554	38	31,323
A to AA-	—	1	24,964	6,302	3,348	1,614	36,229	18	4,731
BBB- to A-	—	—	2,194	2,272	1,727	1,232	7,425	4	3,188
Non-investment grade	—	—	723	559	2,542	1,048	4,872	2	2,552
Unrated	—	3	1	25	821	260	1,110	1	785
	22,112	40,484	62,366	16,193	49,808	5,167	196,130	100	57,113

Non-Core
AAA	339	—	33	554	2,663	4	3,593	28	2,622
AA to AA+	—	—	5	63	2,278	74	2,420	19	2,292
A to AA-	—	—	2	85	1,631	132	1,850	14	1,600
BBB- to A-	—	—	—	15	1,189	214	1,418	11	1,292
Non-investment grade	—	—	201	16	2,500	227	2,944	23	1,940
Unrated	—	—	1	14	559	151	725	5	450
	339	—	242	747	10,820	802	12,950	100	10,196

Key points
•	AAA rated debt securities decreased as the UK and the Netherlands were downgraded from AAA to AA+ during the year and also reflected the Group’s reduced holding of debt securities.

•	The decrease in holdings of debt securities rated A to AA- was primarily driven by reductions in Japanese and Belgian bonds.

•	Non-investment grade and unrated debt securities accounted for 5% of the portfolio in 2013.

Business review Risk and balance sheet management

Balance sheet analysis continued
Debt securities continued
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

The following tables summarise the gross and net exposures and carrying values of these securities by the location of the underlying assets at 31 December 2013, 2012 and 2011 and by IFRS measurement classification of held-for-trading (HFT), designated at fair value (DFV), available-for-sale (AFS) and loans and receivables (LAR). Gross exposures represent the principal amounts relating to ABS. Government sponsored or similar RMBS comprises securities that are: (a) guaranteed or effectively guaranteed by the US government, by way of its support for US federal agencies and government sponsored enterprises or (b) guaranteed by the Dutch government. Net exposures represent the carrying value after taking account of protection purchased from monoline insurers and other counterparties, but exclude the effect of counterparty credit valuation adjustments. The hedge provides credit protection of both principal and interest cash flows in the event of default by the counterparty. The value of this protection is based on the underlying instrument being protected.

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

The main categories of mortgages that serve as collateral to RMBS held by the Group are set out below and described in the Glossary on pages 549 to 556. The US market has more established definitions of differing underlying mortgage quality and these are used as the basis for the Group's RMBS categorisation.

The Group RMBS classifications, including prime, non-conforming and sub-prime, reflect the characteristics of the underlying mortgage portfolios.  RMBS are classified as prime RMBS where the loans have low default risk and are made to borrowers with good credit records and reliable payment histories and there is full documentation.  Non-conforming RMBS include US Alt-A RMBS together with RMBS, in jurisdictions other than the US, where the underlying mortgages are not classified as either prime or sub-prime.  IClassification of RMBS as sub-prime or Alt-A is based on Fair Isaac Corporation scores (FICO), level of documentation and loan-to-value ratios of the underlying mortgage loans. US RMBS are classified as sub-prime if the mortgage portfolio comprises loans with FICO scores between 500 and 650 with full or limited documentation. Mortgages in Alt-A RMBS portfolios have FICO scores of 640 to 720, limited documentation and an original LTV of 70% to 100%. In other jurisdictions, RMBS are classified as sub-prime if the mortgage portfolio comprises loans with one or more high risk characteristics such as: unreliable or poor payment histories; high loan-to-value ratios; high debt-to-income ratio; the loan is not secured on the borrower's primary residence; or a history of delinquencies or late payments on the loan.

Business review Risk and balance sheet management

Balance sheet analysis continued
Asset-backed securities continued
Product, geography and IFRS measurement classification

	US	UK	Europe	RoW	Total	HFT	DFV	AFS	LAR
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m
Gross exposure
RMBS: government sponsored or
similar	14,886	—	2,491	—	17,377	7,088	—	10,289	—
RMBS: prime	1,608	1,694	806	99	4,207	777	15	3,392	23
RMBS: non-conforming	446	1,859	49	—	2,354	165	—	960	1,229
RMBS: sub-prime	818	86	59	—	963	871	—	—	92
MBS: covered bond	47	176	4,489	—	4,712	—	—	4,712	—
CMBS	3,598	689	254	1	4,542	858	—	3,124	560
CDOs	1,835	32	277	—	2,144	1,602	21	511	10
CLOs	907	36	652	—	1,595	898	—	667	30
ABS covered bond	—	—	48	—	48	—	—	48	—
Other ABS	1,432	1,428	1,045	40	3,945	1,266	—	1,161	1,518
	25,577	6,000	10,170	140	41,887	13,525	36	24,864	3,462

Carrying value
RMBS: government sponsored or
similar	14,870	—	2,403	—	17,273	7,031	—	10,242	—
RMBS: prime	1,532	1,696	775	99	4,102	713	15	3,351	23
RMBS: non-conforming	379	1,770	49	—	2,198	128	—	841	1,229
RMBS: sub-prime	775	78	45	—	898	806	—	—	92
MBS: covered bond	48	202	4,316	—	4,566	—	—	4,566	—
CMBS	3,523	558	127	1	4,209	602	—	3,077	530
CDOs	314	1	115	—	430	98	—	322	10
CLOs	823	15	378	—	1,216	552	—	636	28
ABS covered bond	—	—	48	—	48	—	—	48	—
Other ABS	1,349	943	1,015	39	3,346	744	—	1,091	1,511
	23,613	5,263	9,271	139	38,286	10,674	15	24,174	3,423

Net exposure
RMBS: government sponsored or
similar	14,869	—	2,403	—	17,272	7,031	—	10,241	—
RMBS: prime	1,528	1,694	771	99	4,092	702	15	3,352	23
RMBS: non-conforming	348	1,761	49	—	2,158	90	—	839	1,229
RMBS: sub-prime	569	78	45	—	692	600	—	—	92
MBS: covered bond	48	202	4,316	—	4,566	—	—	4,566	—
CMBS	3,247	558	127	1	3,933	325	—	3,076	532
CDOs	36	1	115	—	152	90	—	52	10
CLOs	474	15	373	—	862	493	—	341	28
ABS covered bond	—	—	48	—	48	—	—	48	—
Other ABS	1,253	922	1,015	39	3,229	628	—	1,091	1,510
	22,372	5,231	9,262	139	37,004	9,959	15	23,606	3,424

Business review Risk and balance sheet management

Balance sheet analysis continued
Debt securities continued

	US	UK	Europe	RoW	Total	HFT	DFV	AFS	LAR
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m
Gross exposure
RMBS: government sponsored or
similar	22,162	—	5,366	18	27,546	13,961	—	13,585	—
RMBS: prime	819	2,821	1,181	403	5,224	753	509	3,876	86
RMBS: non-conforming	595	2,077	58	—	2,730	202	—	1,235	1,293
RMBS: sub-prime	968	99	66	5	1,138	1,027	—	5	106
MBS: covered bond	46	172	6,129	—	6,347	—	—	6,347	—
CMBS	3,352	1,121	671	3	5,147	1,992	—	2,327	828
CDOs	4,002	42	404	—	4,448	3,111	—	1,307	30
CLOs	2,705	44	787	—	3,536	1,049	—	2,422	65
ABS covered bond	—	132	374	16	522	—	—	522	—
Other ABS	1,632	1,873	1,111	306	4,922	1,667	7	1,774	1,474
	36,281	8,381	16,147	751	61,560	23,762	516	33,400	3,882

Carrying value
RMBS: government sponsored or
similar	22,460	—	4,879	18	27,357	13,959	—	13,398	—
RMBS: prime	717	2,552	912	390	4,571	569	509	3,420	73
RMBS: non-conforming	477	1,918	58	—	2,453	150	—	1,009	1,294
RMBS: sub-prime	660	73	46	5	784	682	—	—	102
MBS: covered bond	48	204	5,478	—	5,730	—	—	5,730	—
CMBS	3,274	821	425	3	4,523	1,489	—	2,284	750
CDOs	480	22	218	—	720	104	—	589	27
CLOs	2,550	12	464	—	3,026	697	—	2,266	63
ABS covered bond	—	137	380	16	533	—	—	533	—
Other ABS	1,401	1,263	929	295	3,888	969	7	1,514	1,398
	32,067	7,002	13,789	727	53,585	18,619	516	30,743	3,707

Net exposure
RMBS: government sponsored or
similar	22,460	—	4,879	18	27,357	13,959	—	13,398	—
RMBS: prime	513	2,549	911	383	4,356	554	509	3,221	72
RMBS: non-conforming	277	1,908	58	—	2,243	110	—	839	1,294
RMBS: sub-prime	417	73	46	4	540	439	—	—	101
MBS: covered bond	48	204	5,478	—	5,730	—	—	5,730	—
CMBS	2,535	821	425	3	3,784	750	—	2,284	750
CDOs	162	22	212	1	397	79	—	290	28
CLOs	879	12	459	—	1,350	639	—	648	63
ABS covered bond	—	137	380	16	533	—	—	533	—
Other ABS	1,257	1,170	929	163	3,519	601	7	1,513	1,398
	28,548	6,896	13,777	588	49,809	17,131	516	28,456	3,706

Business review Risk and balance sheet management

Balance sheet analysis continued
Asset-backed securities continued

	US	UK	Europe	RoW	Total	HFT	DFV	AFS	LAR
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m
Gross exposure
RMBS: government sponsored or
similar	27,549	—	5,884	2	33,435	15,031	—	18,404	—
RMBS: prime	1,201	3,487	1,541	484	6,713	1,090	567	4,977	79
RMBS: non-conforming	1,220	2,197	74	—	3,491	717	—	1,402	1,372
RMBS: sub-prime	1,847	427	94	2	2,370	2,183	—	22	165
MBS: covered bond	133	203	8,256	—	8,592	—	—	8,592	—
CMBS	1,623	1,562	883	1	4,069	2,001	—	862	1,206
CDOs	7,889	72	469	—	8,430	4,455	—	3,885	90
CLOs	5,019	156	1,055	—	6,230	1,294	—	4,734	202
ABS covered bond	21	71	948	4	1,044	—	—	1,044	—
Other ABS	2,085	1,844	1,746	992	6,667	1,965	17	2,389	2,296
	48,587	10,019	20,950	1,485	81,041	28,736	584	46,311	5,410

Carrying value
RMBS: government sponsored or
similar	28,022	—	5,549	2	33,573	15,132	—	18,441	—
RMBS: prime	1,035	3,038	1,206	466	5,745	872	558	4,243	72
RMBS: non-conforming	708	1,897	74	—	2,679	327	—	980	1,372
RMBS: sub-prime	686	144	72	2	904	737	—	9	158
MBS: covered bond	136	209	7,175	—	7,520	—	—	7,520	—
CMBS	1,502	1,253	635	1	3,391	1,513	—	716	1,162
CDOs	1,632	31	294	—	1,957	315	—	1,555	87
CLOs	4,524	98	719	—	5,341	882	—	4,280	179
ABS covered bond	19	70	953	4	1,046	—	—	1,046	—
Other ABS	1,715	947	1,525	966	5,153	1,038	—	1,945	2,170
	39,979	7,687	18,202	1,441	67,309	20,816	558	40,735	5,200

Net exposure
RMBS: government sponsored or
similar	28,022	—	5,549	2	33,573	15,132	—	18,441	—
RMBS: prime	825	3,456	1,005	458	5,744	447	557	4,668	72
RMBS: non-conforming	677	2,225	74	—	2,976	284	—	1,320	1,372
RMBS: sub-prime	385	138	67	2	592	434	—	—	158
MBS: covered bond	136	209	7,175	—	7,520	—	—	7,520	—
CMBS	860	1,253	543	1	2,657	777	—	718	1,162
CDOs	1,030	31	294	—	1,355	304	—	964	87
CLOs	1,367	98	712	—	2,177	827	—	1,171	179
ABS covered bond	19	70	952	4	1,045	—	—	1,045	—
Other ABS	1,456	843	1,527	804	4,630	617	—	1,941	2,071
	34,777	8,323	17,898	1,271	62,269	18,822	557	37,788	5,101

Business review Risk and balance sheet management

Balance sheet analysis continued
Debt securities continued
Ratings
The table below summarises the ratings of asset-backed securities on the balance sheet.

	RMBS
	Government				MBS				ABS
	sponsored		Non-		covered				covered	Other
	or similar (1)	Prime	conforming	Sub-prime	bond	CMBS	CDOs	CLOs	bond	ABS	Total
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
AAA	871	2,974	790	24	145	165	66	313	—	1,448	6,796
AA to AA+	16,226	192	634	28	216	3,224	—	309	48	177	21,054
A to AA-	158	151	227	34	48	60	60	167	—	565	1,470
BBB- to A-	13	126	162	95	3,806	102	25	165	—	447	4,941
Non-investment grade (2)	5	559	369	492	351	160	258	144	—	233	2,571
Unrated (3)	—	100	16	225	—	498	21	118	—	476	1,454
	17,273	4,102	2,198	898	4,566	4,209	430	1,216	48	3,346	38,286

Of which in Non-Core	—	42	288	164	—	18	331	569	—	458	1,870

2012
AAA	2,454	2,854	1,487	11	639	396	92	1,181	165	1,479	10,758
AA to AA+	23,692	613	88	26	102	2,551	7	887	340	469	28,775
A to AA-	201	302	275	33	155	808	74	146	20	883	2,897
BBB- to A-	990	53	141	86	4,698	441	32	291	8	654	7,394
Non-investment grade (2)	20	641	454	330	136	304	421	133	—	235	2,674
Unrated (3)	—	108	8	298	—	23	94	388	—	168	1,087
	27,357	4,571	2,453	784	5,730	4,523	720	3,026	533	3,888	53,585

Of which in Non-Core	—	651	404	154	—	780	494	2,228	—	850	5,561

2011
AAA	4,169	3,599	1,488	105	2,595	647	135	2,171	625	1,622	17,156
AA to AA+	29,252	669	106	60	379	710	35	1,533	321	550	33,615
A to AA-	131	506	110	104	2,567	1,230	161	697	100	725	6,331
BBB- to A-	—	39	288	93	1,979	333	86	341	—	1,321	4,480
Non-investment grade (2)	21	784	658	396	—	415	1,370	176	—	672	4,492
Unrated (3)	—	148	29	146	—	56	170	423	—	263	1,235
	33,573	5,745	2,679	904	7,520	3,391	1,957	5,341	1,046	5,153	67,309

Of which in Non-Core	—	837	477	308	—	830	1,656	4,227	—	1,861	10,196

Notes:
(1)	Includes US agency and Dutch government guaranteed securities.
(2)
Comprises HFT £1,275 million (2012 - £1,177 million; 2011 - £1,682 million), DFV nil (2012 - £7 million; 2011 - nil), AFS £1,138 million (2012 - £1,173 million; 2011 - £2,056 million) and LAR £158 million (2012 - £317 million; 2011 - £754 million).

(3)	Comprises HFT £504 million (2012 - £808 million; 2011 - £804 million), AFS £26 million (2012 - £149 million; 2011 - £249 million) and LAR £924 million (2012 - £130 million; 2011 - £182 million).

Business review Risk and balance sheet management

Balance sheet analysis continued
Equity shares
The table below analyses holdings of equity shares for eurozone countries and other countries with balances of more than £100 million by country, issuer and measurement classification. The HFT positions in Markets, primarily in run-off and recovery businesses, are used mainly for economic hedging of debt issuances and equity derivatives. The AFS portfolios include capital stock in the Federal Home Loan Bank (a government sponsored entity, included in other financial institutions) and the Federal Reserve Bank, which together amounted to £0.6 billion (2012 - £0.7 billion) that US Retail & Commercial are required to hold. The remaining AFS balances are individually small holdings in unlisted companies, mainly acquired through debt for equity transactions in GRG.

	2013
	HFT					AFS/DFV (1)
		Other financial			HFT short		Other financial				AFS
	Banks	institutions (2)	Corporate	Total	positions	Banks	institutions (2)	Corporate	Total	Total	reserves
Countries	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Spain	4	—	56	60	(2)	—	—	60	60	120	(6)
Ireland	—	73	22	95	—	—	7	2	9	104	—
Italy	7	1	26	34	(1)	—	5	—	5	39	—
Portugal	—	—	4	4	—	—	—	—	—	4	—
Greece	—	—	1	1	—	—	—	—	—	1	—
Eurozone periphery	11	74	109	194	(3)	—	12	62	74	268	(6)

Netherlands	1	141	401	543	(2)	—	—	45	45	588	(18)
France	3	6	130	139	(2)	4	—	147	151	290	30
Luxembourg	—	234	35	269	(34)	—	—	2	2	271	—
Germany	9	42	181	232	(20)	—	—	—	—	232	—
Other	11	18	117	146	(17)	4	3	—	7	153	1
Total eurozone	35	515	973	1,523	(78)	8	15	256	279	1,802	7

US	20	433	1,088	1,541	(31)	165	607	36	808	2,349	12
UK	135	154	1,362	1,651	(97)	—	222	198	420	2,071	79
Japan	9	295	686	990	(8)	—	1	—	1	991	—
China	148	45	163	356	—	—	—	—	—	356	—
Australia	75	50	83	208	—	—	1	4	5	213	—
Switzerland	10	11	78	99	(8)	—	47	—	47	146	40
Hong Kong	2	56	73	131	—	—	—	7	7	138	5
Russia	13	3	88	104	—	—	—	—	—	104	—
Other	68	83	445	596	(37)	—	—	45	45	641	6
Total	515	1,645	5,039	7,199	(259)	173	893	546	1,612	8,811	149

For the notes to this table refer to page 290.

Business review Risk and balance sheet management

Balance sheet analysis continued
Equity shares continued

	2012
	HFT					AFS/DFV (1)
		Other financial			HFT short		Other financial				AFS
	Banks	institutions (2)	Corporate	Total	positions	Banks	institutions (2)	Corporate	Total	Total	reserves
Countries	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Spain	18	—	51	69	—	—	—	92	92	161	(41)
Ireland	—	126	47	173	(3)	—	17	—	17	190	—
Italy	7	1	33	41	(15)	—	5	—	5	46	—
Portugal	—	—	5	5	—	—	—	—	—	5	—
Greece	—	—	6	6	—	—	—	—	—	6	—
Eurozone periphery	25	127	142	294	(18)	—	22	92	114	408	(41)

Netherlands	20	157	465	642	(21)	—	40	156	196	838	(19)
France	10	75	103	188	(10)	—	1	143	144	332	23
Luxembourg	14	196	46	256	(1)	—	6	34	40	296	1
Germany	33	1	106	140	(54)	—	—	—	—	140	—
Other	18	26	116	160	(15)	—	3	—	3	163	1
Total eurozone	120	582	978	1,680	(119)	—	72	425	497	2,177	(35)

US	208	619	2,645	3,472	(132)	307	419	18	744	4,216	7
UK	372	144	2,483	2,999	(35)	35	70	320	425	3,424	73
Japan	24	67	973	1,064	(1)	—	2	—	2	1,066	—
China	331	147	357	835	(3)	—	14	3	17	852	7
Australia	77	45	159	281	(17)	—	—	—	—	281	—
Switzerland	4	—	71	75	(13)	—	34	—	34	109	31
Hong Kong	2	81	97	180	—	—	—	4	4	184	2
Russia	16	4	158	178	—	—	—	—	—	178	—
Other	147	367	2,051	2,565	(291)	—	5	180	185	2,750	(1)
Total	1,301	2,056	9,972	13,329	(611)	342	616	950	1,908	15,237	84

For the notes to this table refer to the following page.

Business review Risk and balance sheet management

Balance sheet analysis continued
Equity shares continued

	2011
	HFT					AFS/DFV (1)
		Other financial			HFT short		Other financial				AFS
	Banks	institutions (2)	Corporate	Total	positions	Banks	institutions	Corporate	Total	Total	reserves
Countries	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Spain	55	2	11	68	(16)	—	—	136	136	204	(4)
Ireland	—	7	208	215	(4)	—	6	—	6	221	—
Italy	11	1	51	63	(4)	—	5	—	5	68	—
Portugal	—	—	—	—	(1)	—	—	5	5	5	—
Greece	—	1	1	2	(22)	—	—	1	1	3	—
Eurozone periphery	66	11	271	348	(47)	—	11	142	153	501	(4)

Netherlands	1	67	646	714	(82)	—	55	25	80	794	(76)
France	12	15	90	117	(62)	3	2	124	129	246	20
Luxembourg	—	201	88	289	—	383	3	2	388	677	17
Germany	23	4	114	141	(186)	—	—	—	—	141	—
Other	20	22	106	148	(68)	—	16	1	17	165	10
Total eurozone	122	320	1,315	1,757	(445)	386	87	294	767	2,524	(33)

US	120	97	1,391	1,608	(544)	323	575	103	1,001	2,609	128
UK	420	207	2,582	3,209	(145)	33	225	267	525	3,734	40
Japan	43	82	1,289	1,414	(3)	—	1	—	1	1,415	—
China	510	228	637	1,375	(6)	—	13	—	13	1,388	4
Australia	95	82	405	582	(219)	—	8	15	23	605	2
Switzerland	10	8	234	252	(44)	—	—	15	15	267	14
Hong Kong	10	45	100	155	(2)	—	—	3	3	158	(2)
Russia	30	—	215	245	(2)	—	—	—	—	245	—
Other	116	457	1,268	1,841	(570)	—	66	336	402	2,243	14
Total	1,476	1,526	9,436	12,438	(1,980)	742	975	1,033	2,750	15,188	167

Notes:
(1)
Designated as at fair value through profit or loss balances are £400 million (2012 - £533 million; 2011 - £774 million), of which £105 million other financial institutions (2012 - £61 million; 2011 - £81 million) and £295 million corporate (2012 - £472 million; 2011 - £692 million).

(2)	Includes government sponsored entities.

Business review Risk and balance sheet management

Balance sheet analysis continued
Derivatives
Summary
The table below analyses the Group’s derivatives by type of contract. Master netting arrangements and collateral shown below do not result in a net presentation in the Group’s balance sheet under IFRS.

	2013							2012			2011
	Notional (1)
	GBP	USD	Euro	Other	Total	Assets	Liabilities	Notional (1)	Assets	Liabilities	Notional (1)	Assets	Liabilities
Derivatives	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m	£bn	£m	£m
Interest rate (2)	5,401	10,583	13,695	5,910	35,589	218,041	208,698	33,483	363,454	345,565	38,727	422,553	406,784
Exchange rate	362	1,982	628	1,583	4,555	61,923	65,749	4,698	63,067	70,481	4,482	74,526	81,022
Credit	2	166	66	19	253	5,306	5,388	553	11,005	10,353	1,054	26,836	26,743
Equity and commodity	29	27	17	8	81	2,770	5,692	111	4,392	7,941	123	6,142	9,560
						288,040	285,527		441,918	434,340		530,057	524,109

Counterparty mtm netting						(242,836)	(242,836)		(373,906)	(373,906)		(441,626)	(441,626)
Cash collateral						(24,288)	(20,429)		(34,099)	(24,633)		(37,222)	(31,368)
Securities collateral						(5,990)	(5,202)		(5,616)	(8,264)		(5,312)	(8,585)
						14,926	17,060		28,297	27,537		45,897	42,530

of which:
Banks						1,243	6,121
Other financial institutions						2,166	2,416
Corporate						10,341	4,778
Government						1,176	3,745
						14,926	17,060

Asset quality of uncollateralised derivative assets	£m
AQ1	8,647
AQ2	252
AQ3	1,713
AQ4	778
AQ5	885
AQ6	882
AQ7	782
AQ8	124
AQ9	184
AQ10	679
14,926

Notes:
(1)
Includes exchange traded contracts were £2,298 billion (2012 - £2,497 billion; 2011 - £2,765 billion) principally interest rate. Trades are margined daily hence carrying values were insignificant: assets - £69 million (2012 - £41 million; 2011 - £119 million) and liabilities - £299 million (2012 - £255 million; 2011 - £428 million).

(2)
Interest rate notional includes £22,563 billion (2012 - £15,864 billion; 2011 - £16,377 billion) in respect of contracts with central clearing counterparties to the extent related assets and liabilities are offset.

Business review Risk and balance sheet management

Balance sheet analysis continued
Derivatives continued
Key points
•	Net exposure decreased by 47% (liabilities decreased by 38%) reflecting increased interest rate yields and continued use of trade compression cycles, partially offset by increased trade volumes.

•
Interest rate contracts’ fair value decreased due to significant upward shifts in major yield curves as the US Federal Reserve announced tapering of quantitative easing from early 2014. Continued participation in trade compression cycles contributed to a further reduction in exposures.

•	Exchange rate contracts’ fair value decreased due to strengthening of sterling against the US dollar and decrease in trade volumes.

•
The decrease in credit derivatives notional and fair values was driven by increased use of trade compression cycles and novation of certain trades in Markets in line with the Group’s risk reduction strategy, primarily in the first half of the year. Tightening of credit spreads also contributed to the decrease in fair value.

•	Sales and reduction in trade volumes contributed to reduction in equity contracts.

•
Netting and collateral agreements with some financial institutions (bank and non-bank) in certain jurisdictions, or due to other legal reasons, are not deemed to be enforceable and are therefore reported as uncollateralised above.

•	71% of the uncollateralised derivatives related to corporates rated AQ1-AQ3.

•
Corporate uncollateralised derivatives, principally all in Markets, relate to large corporates who may have netting arrangements in place but do not have collateral posting capability. A significant proportion of the Group’s credit valuation adjustments and funding valuation adjustments relate to those uncollateralised derivatives.

The table below analyses the Group’s derivative notional and fair values by trading and settlement method.

	Notional				Asset		Liability
		Traded over the counter
	Traded on		Not settled		Traded on	Traded	Traded on	Traded
	recognised	Settled by central	by central		recognised	over the	recognised	over the
	exchanges	counterparties	counterparties	Total	exchanges	counter	exchanges	counter
2013	£bn	£bn	£bn	£bn	£m	£m	£m	£m
Interest rate	2,203	22,565	10,821	35,589	65	217,976	79	208,619
Exchange rate	94	2	4,459	4,555	—	61,923	—	65,749
Credit	—	30	223	253	—	5,306	—	5,388
Equity and commodity	—	1	80	81	4	2,766	220	5,472

2012
Interest rate	2,388	15,864	15,231	33,483	13	363,441	55	345,510
Exchange rate	108	—	4,590	4,698	—	63,067	—	70,481
Credit	—	—	553	553	—	11,005	—	10,353
Equity and commodity	1	—	110	111	28	4,364	200	7,741

2011
Interest rate	2,653	16,377	19,697	38,727	3	422,550	5	406,779
Exchange rate	110	—	4,372	4,482	—	74,526	—	81,022
Credit	—	—	1,054	1,054	—	26,836	—	26,743
Equity and commodity	2	—	121	123	115	6,027	423	9,137

Business review Risk and balance sheet management

Balance sheet analysis continued
Derivatives continued
Credit derivatives
The Group trades credit derivatives as part of its client-led business and to mitigate credit risk. The Group’s credit derivative exposures relating to proprietary trading are minimal. The table below analyses the Group’s bought and sold protection.

	2013				2012				2011
	Notional		Fair value		Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
Group	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Client-led trading and residual risk	124.7	111.7	1.2	1.5	250.7	240.7	3.4	3.1	401.0	390.5	17.0	16.5
Credit hedging - banking book (1)	2.3	0.2	0.2	—	5.4	0.4	0.1	—	15.6	4.7	0.1	0.1
Credit hedging - trading book
- rates	5.1	4.0	0.1	0.1	9.4	5.8	0.1	0.1	21.2	17.1	0.9	1.7
- credit and mortgage markets	2.2	1.3	0.5	0.3	22.4	16.0	0.9	0.7	42.9	28.4	2.3	1.7
- other	0.8	0.1	—	—	1.4	0.6	—	—	0.9	0.1	—	—
Total excluding APS	135.1	117.3	2.0	1.9	289.3	263.5	4.5	3.9	481.6	440.8	20.3	20.0
APS	—	—	—	—	—	—	—	—	131.8	—	(0.2)	—
	135.1	117.3	2.0	1.9	289.3	263.5	4.5	3.9	613.4	440.8	20.1	20.0

Core
Client-led trading	103.9	99.1	1.1	1.3	231.4	228.4	3.0	2.7	371.0	369.4	14.6	14.0
Credit hedging - banking book	1.3	—	—	—	1.7	—	—	—	2.2	1.0	—	0.1
Credit hedging - trading book
- rates	4.4	3.5	0.1	0.1	7.8	4.6	0.1	0.1	19.9	16.2	0.9	1.7
- credit and mortgage markets	0.2	—	—	—	13.9	13.6	0.2	0.2	4.6	4.0	0.3	0.2
- other	0.7	0.1	—	—	1.3	0.5	—	—	0.7	0.1	—	—
	110.5	102.7	1.2	1.4	256.1	247.1	3.3	3.0	398.4	390.7	15.8	16.0

Non-Core
Residual risk	20.8	12.6	0.1	0.2	19.3	12.3	0.4	0.4	30.0	21.1	2.4	2.5
Credit hedging - banking book (1)	1.0	0.2	0.2	—	3.7	0.4	0.1	—	13.4	3.7	0.1	—
Credit hedging - trading book
- rates	0.7	0.5	—	—	1.6	1.2	—	—	1.3	0.9	—	—
- credit and mortgage markets	2.0	1.3	0.5	0.3	8.5	2.4	0.7	0.5	38.3	24.4	2.0	1.5
- other	0.1	—	—	—	0.1	0.1	—	—	0.2	—	—	—
	24.6	14.6	0.8	0.5	33.2	16.4	1.2	0.9	83.2	50.1	4.5	4.0

By counterparty
Central government (APS)	—	—	—	—	—	—	—	—	131.8	—	(0.2)	—
Monoline insurers	1.6	—	0.1	—	4.6	—	0.4	—	8.6	—	0.6	—
CDPCs (2)	18.8	—	0.1	—	21.0	—	0.2	—	24.5	—	0.9	—
Banks	49.3	55.7	1.2	1.9	127.2	128.6	2.3	2.8	204.1	202.1	8.5	10.2
Other financial institutions	64.7	61.6	0.4	—	135.8	134.9	1.4	1.1	234.8	231.6	10.5	9.5
Corporates	0.7	—	0.2	—	0.7	—	0.2	—	9.6	7.1	(0.2)	0.3
	135.1	117.3	2.0	1.9	289.3	263.5	4.5	3.9	613.4	440.8	20.1	20.0

Notes:
(1)	Credit hedging in the banking book principally relates to portfolio management in Non-Core.
(2)	Credit derivative product companies.

Business review Risk and balance sheet management

Balance sheet analysis continued
Derivatives continued
Monoline insurers
The table below summarises the Group's monoline exposures.

		Fair value:
	Notional:	reference		Credit
	protected	protected	Gross	valuation		Net	Counterparty and
	assets	assets	exposure	adjustment	Hedges	exposure	credit risk RWAs
	£m	£m	£m	£m	£m	£m	£bn
2013	1,646	1,454	192	59	—	133	0.8
2012	4,582	4,021	561	192	12	357	1.2
2011	8,562	6,674	1,888	1,198	71	619	3.6

Credit derivative product companies (CDPCs)
The table below summarises the Group's exposures to CDPCs, all of which are in Non-Core.

		Fair value:
	Notional:	reference		Credit
	protected	protected	Gross	valuation	Net	Counterparty and
	assets	assets	exposure	adjustment	exposure	credit risk RWAs
	£m	£m	£m	£m	£m	£bn
2013	18,827	18,729	98	40	58	0.7
2012	20,989	20,435	554	314	240	2.0
2011	24,504	22,608	1,896	1,034	862	8.4

REIL, provisions and AFS reserves
Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including loans subject to forbearance) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected and those awaiting individual assessment. A latent provision is established for the latter.

Divisional analysis
The tables below analyse gross loans and advances (excluding reverse repos) and the related credit metrics by division.

					Credit metrics
					REIL as a %	Provisions	Impairment charge
	Gross loans to				of gross loans	as a %		Of which	Amounts
	Banks	Customers	REIL	Provisions	to customers	of REIL	Total	RCR (1)	written-off
2013	£m	£m	£m	£m	%	%	£m	£m*	£m
UK Retail	760	113,152	3,566	2,106	3.2	59	319	—	815
UK Corporate	701	102,547	6,226	2,833	6.1	46	1,188	410	772
Wealth	1,531	16,764	277	120	1.7	43	29	—	15
International Banking	7,971	35,993	470	325	1.3	69	219	52	281
Ulster Bank	591	31,446	8,466	5,378	26.9	64	1,774	892	277
US Retail & Commercial	406	50,551	1,034	272	2.0	26	151	—	284
Retail & Commercial	11,960	350,453	20,039	11,034	5.7	55	3,680	1,354	2,444
Markets	12,579	25,455	338	286	1.3	85	21	18	46
Other	2,670	5,126	1	66	—	nm	65	—	—
Core	27,209	381,034	20,378	11,386	5.3	56	3,766	1,372	2,490
Non-Core	431	36,718	19,014	13,839	51.8	73	4,646	3,118	1,856
Group	27,640	417,752	39,392	25,225	9.4	64	8,412	4,490	4,346

nm = not meaningful

Note:
(1)	Pertaining to the creation of RCR and the related change of strategy.

*unaudited

Business review Risk and balance sheet management

Balance sheet analysis continued
REIL, provisions and AFS reserves continued
					Credit metrics
					REIL as a %	Provisions
	Gross loans to				of gross loans	as a %	Impairment	Amounts
	Banks	Customers	REIL	Provisions	to customers	of REIL	charge	written-off
2012	£m	£m	£m	£m	%	%	£m	£m
UK Retail	695	113,599	4,569	2,629	4.0	58	529	599
UK Corporate	746	107,025	5,452	2,432	5.1	45	836	514
Wealth	1,545	17,074	248	109	1.5	44	46	15
International Banking	4,827	42,342	422	391	1.0	93	111	445
Ulster Bank	632	32,652	7,533	3,910	23.1	52	1,364	72
US Retail & Commercial	435	51,271	1,146	285	2.2	25	83	391
Retail & Commercial	8,880	363,963	19,370	9,756	5.3	50	2,969	2,036
Markets	16,805	29,787	396	305	1.3	77	25	109
Other	3,196	2,125	—	1	—	—	1	—
Core	28,881	395,875	19,766	10,062	5.0	51	2,995	2,145
Non-Core	477	56,343	21,374	11,200	37.9	52	2,320	2,121
Direct Line Group	2,036	881	—	—	—	—	—	—
Group	31,394	453,099	41,140	21,262	9.1	52	5,315	4,266

2011
UK Retail	628	110,659	4,599	2,679	4.2	58	788	823
UK Corporate	806	110,729	5,001	2,061	4.5	41	790	658
Wealth	2,422	16,913	211	81	1.2	38	25	11
International Banking	3,411	57,729	1,632	851	2.8	52	168	125
Ulster Bank	2,079	34,052	5,523	2,749	16.2	50	1,384	124
US Retail & Commercial	208	51,562	1,007	455	2.0	45	248	373
Retail & Commercial	9,554	381,644	17,973	8,876	4.7	49	3,403	2,114
Markets	29,991	31,490	414	311	1.3	75	—	23
Other	1,270	56	—	—	—	—	—	—
Core	40,815	413,190	18,387	9,187	4.5	50	3,403	2,137
Non-Core	706	80,005	24,007	11,487	30.0	48	3,838	2,390
Direct Line Group	2,559	873	—	—	—	—	—	—
Group	44,080	494,068	42,394	20,674	8.6	49	7,241	4,527

Key points
•
The Group loan impairment charge for the year increased by 58% (£3.1 billion) to £8.4 billion from £5.3 billion in 2012. The Core charge increased 26% (£0.8 billion) to £3.8 billion and the Non-Core charge increased by 100% (£2.3 billion) to £4.6 billion. £4.5 billion of the impairment increase was in relation to the creation of RCR and the related strategy, £1.4 billion in Core and £3.1 billion in Non-Core. The underlying provision charge decreased £1.4 billion mainly in UK Retail (£0.2 billion), Ulster Bank residential mortgages (£0.4 billion) and Non-Core (£0.8 billion), largely due to run down and lower single name charges in Non-Core.*

•
REIL decreased by £1.7 billion to £39.4 billion during the year mainly in Non-Core (£2.4 billion) and UK Retail (£1.0 billion) offset by increases in UK Corporate (£0.8 billion) and Ulster Bank (£0.9 billion). REIL reductions in Non-Core primarily related to repayments and write-offs in UK corporate and International Banking donated portfolios.

•
The RCR provision charge mainly related to loans already within REIL resulting in an 12% increase in the provision coverage ratio to 64% from 52% at December 2012 while the REIL as a percentage of total loans increased to 9.4% from 9.1% at 31 December 2012.*

•	UK Retail REIL continued to decrease due to the write-off of aged debt and the transfer of up-to-date mortgages to potential problem loans. Provision coverage remained broadly stable at 59%.

•
REIL in UK Corporate increased 14% mainly driven by individual cases in the commercial real estate and shipping portfolios as credit conditions remained difficult in these sectors. The impact of the RCR related strategy resulted in a £0.4 billion provision increase in Q4 2013.*

•
Ulster Bank REIL at £8.5 billion increased by 12% compared with 31 December 2012. The increase in REIL was largely in relation to commercial real estate investment loans. RCR and related provisioning in 2013 contributed £0.9 billion to the Core Ulster Bank provision and has resulted in the provision coverage increasing from 52% to 64% in the year and in the fourth quarter.*

*unaudited

Business review Risk and balance sheet management

Balance sheet analysis continued
REIL, provisions and AFS reserves continued
Sector and geographical regional analyses: Group
The tables below analyse gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography (by location of lending office) for the Group, Core and Non-Core.
					Credit metrics
					REIL	Provisions	Provisions
		Gross			as a % of	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	gross loans	of REIL	gross loans	charge	written-off
2013		£m	£m	£m	%	%	%	£m	£m
Central and local government		8,643	2	2	—	100	—	2	—
Finance		35,948	593	292	1.6	49	0.8	4	72
Personal	- mortgages	148,533	6,025	1,799	4.1	30	1.2	392	441
	- unsecured	28,160	2,417	1,909	8.6	79	6.8	415	861
Property		62,292	20,283	13,189	32.6	65	21.2	5,130	1,642
Construction		6,331	1,334	774	21.1	58	12.2	291	160
Manufacturing		21,377	742	559	3.5	75	2.6	195	104
Finance leases and instalment credit		13,587	263	190	1.9	72	1.4	16	121
Retail, wholesale and repairs		19,574	1,187	783	6.1	66	4.0	268	128
Transport and storage		16,697	1,491	635	8.9	43	3.8	487	229
Health, education and leisure		16,084	1,324	756	8.2	57	4.7	359	119
Hotels and restaurants		6,942	1,427	812	20.6	57	11.7	281	194
Utilities		4,960	131	80	2.6	61	1.6	54	23
Other		28,624	2,103	1,370	7.3	65	4.8	489	212
Latent		—	—	2,012	—	—	—	44	—
		417,752	39,322	25,162	9.4	64	6.0	8,427	4,306

of which:
UK
- residential mortgages		110,515	1,900	319	1.7	17	0.3	39	180
- personal lending		17,098	2,052	1,718	12.0	84	10.0	264	681
- property		44,252	9,797	5,190	22.1	53	11.7	2,014	950
- construction		4,691	941	515	20.1	55	11.0	194	159
- other		110,466	4,684	3,202	4.2	68	2.9	1,091	537
Europe
- residential mortgages		17,540	3,155	1,303	18.0	41	7.4	195	26
- personal lending		1,267	141	129	11.1	91	10.2	19	26
- property		13,177	10,372	7,951	78.7	77	60.3	3,131	659
- construction		979	351	227	35.9	65	23.2	72	—
- other		22,620	4,057	3,498	17.9	86	15.5	1,012	465
US
- residential mortgages		19,901	951	173	4.8	18	0.9	161	233
- personal lending		8,722	207	45	2.4	22	0.5	114	151
- property		4,279	85	19	2.0	22	0.4	(11)	25
- construction		313	34	24	10.9	71	7.7	25	1
- other		27,887	198	589	0.7	297	2.1	65	131
RoW
- residential mortgages		577	19	4	3.3	21	0.7	(3)	2
- personal lending		1,073	17	17	1.6	100	1.6	18	3
- property		584	29	29	5.0	100	5.0	(4)	8
- construction		348	8	8	2.3	100	2.3	—	—
- other		11,463	324	202	2.8	62	1.8	31	69
		417,752	39,322	25,162	9.4	64	6.0	8,427	4,306

Banks		27,640	70	63	0.3	90	0.2	(15)	40

Business review Risk and balance sheet management

Balance sheet analysis: continued
REIL, provisions and AFS reserves continued
					Credit metrics
					REIL	Provisions	Provisions
		Gross			as a % of	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	gross loans	of REIL	gross loans	charge	written-off
2012 (1)		£m	£m	£m	%	%	%	£m	£m
Central and local government		9,853	—	—	—	—	—	—	—
Finance		42,198	592	317	1.4	54	0.8	145	380
Personal	- mortgages	149,625	6,549	1,824	4.4	28	1.2	948	461
	- unsecured	32,212	2,903	2,409	9.0	83	7.5	631	793
Property		72,219	21,223	9,859	29.4	46	13.7	2,212	1,080
Construction		8,049	1,483	640	18.4	43	8.0	94	182
Manufacturing		23,787	755	357	3.2	47	1.5	134	203
Finance leases and instalment credit		13,609	442	294	3.2	67	2.2	44	263
Retail, wholesale and repairs		21,936	1,143	644	5.2	56	2.9	230	176
Transport and storage		18,341	834	336	4.5	40	1.8	289	102
Health, education and leisure		16,705	1,190	521	7.1	44	3.1	144	100
Hotels and restaurants		7,877	1,597	726	20.3	45	9.2	176	102
Utilities		6,631	118	21	1.8	18	0.3	(4)	—
Other		30,057	2,177	1,240	7.2	57	4.1	322	395
Latent		—	—	1,960	—	—	—	(73)	—
		453,099	41,006	21,148	9.1	52	4.7	5,292	4,237

of which:
UK
- residential mortgages		109,530	2,440	457	2.2	19	0.4	122	32
- personal lending		20,498	2,477	2,152	12.1	87	10.5	479	610
- property		53,730	10,521	3,944	19.6	37	7.3	964	490
- construction		6,507	1,165	483	17.9	41	7.4	100	158
- other		122,029	3,729	2,611	3.1	70	2.1	674	823
Europe
- residential mortgages		17,836	3,092	1,151	17.3	37	6.5	526	50
- personal lending		1,905	226	208	11.9	92	10.9	38	13
- property		14,634	10,347	5,766	70.7	56	39.4	1,264	441
- construction		1,132	289	146	25.5	51	12.9	(11)	12
- other		27,424	4,451	2,996	16.2	67	10.9	817	539
US
- residential mortgages		21,929	990	208	4.5	21	0.9	298	377
- personal lending		8,748	199	48	2.3	24	0.5	109	162
- property		3,343	170	29	5.1	17	0.9	(11)	83
- construction		388	8	1	2.1	13	0.3	—	12
- other		29,354	352	630	1.2	179	2.1	(86)	149
RoW
- residential mortgages		330	27	8	8.2	30	2.4	2	2
- personal lending		1,061	1	1	0.1	100	0.1	5	8
- property		512	185	120	36.1	65	23.4	(5)	66
- construction		22	21	10	95.5	48	45.5	5	—
- other		12,187	316	179	2.6	57	1.5	2	210
		453,099	41,006	21,148	9.1	52	4.7	5,292	4,237

Banks		31,394	134	114	0.4	85	0.4	23	29

For the note to this table refer to page 304.

Business review Risk and balance sheet management

Balance sheet analysis continued
REIL, provisions and AFS reserves continued

					Credit metrics
					REIL	Provisions	Provisions
		Gross			as a % of	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	gross loans	of REIL	gross loans	charge	written-off
2011 (1)		£m	£m	£m	%	%	%	£m	£m
Central and local government		9,742	—	—	—	—	—	—	—
Finance		51,870	1,062	726	2.0	68	1.4	89	87
Personal	- mortgages	149,273	5,270	1,396	3.5	26	0.9	1,076	516
	- unsecured	34,424	3,070	2,456	8.9	80	7.1	782	1,286
Property		81,058	22,101	8,994	27.3	41	11.1	3,669	1,171
Construction		9,869	1,943	761	19.7	39	7.7	140	244
Manufacturing		28,639	913	525	3.2	58	1.8	227	215
Finance leases and instalment credit		14,499	794	508	5.5	64	3.5	112	170
Retail, wholesale and repairs		24,378	1,067	549	4.4	51	2.3	180	172
Transport and storage		22,058	606	154	2.7	25	0.7	78	43
Health, education and leisure		17,492	1,192	502	6.8	42	2.9	304	98
Hotels and restaurants		8,870	1,490	675	16.8	45	7.6	334	131
Utilities		8,406	88	23	1.0	26	0.3	3	3
Other		33,490	2,661	1,217	7.9	46	3.6	792	391
Latent		—	—	2,065	—	—	—	(545)	—
		494,068	42,257	20,551	8.6	49	4.2	7,241	4,527

of which:
UK
- residential mortgages		106,388	2,262	431	2.1	19	0.4	180	25
- personal lending		22,008	2,717	2,209	12.3	81	10.0	645	1,007
- property		60,041	11,147	3,837	18.6	34	6.4	1,411	493
- construction		7,589	1,427	560	18.8	39	7.4	187	228
- other		132,548	4,635	2,943	3.5	63	2.2	514	655
Europe
- residential mortgages		18,946	2,205	713	11.6	32	3.8	467	10
- personal lending		2,464	209	180	8.5	86	7.3	25	126
- property		16,384	10,314	4,947	63.0	48	30.2	2,296	504
- construction		1,754	362	185	20.6	51	10.5	(62)	—
- other		34,497	4,261	2,873	12.4	67	8.3	1,267	293
US
- residential mortgages		23,237	770	240	3.3	31	1.0	426	481
- personal lending		8,441	143	66	1.7	46	0.8	112	153
- property		3,783	329	92	8.7	28	2.4	(2)	139
- construction		457	121	10	26.5	8	2.2	9	16
- other		37,015	517	895	1.4	173	2.4	(175)	180
RoW
- residential mortgages		702	33	12	4.7	36	1.7	3	—
- personal lending		1,511	1	1	0.1	100	0.1	—	—
- property		850	311	118	36.6	38	13.9	(36)	35
- construction		69	33	6	47.8	18	8.7	6	—
- other		15,384	460	233	3.0	51	1.5	(32)	182
		494,068	42,257	20,551	8.6	49	4.2	7,241	4,527

Banks		44,080	137	123	0.3	90	0.3	—	—

For the note to this table refer to page 304.

Business review Risk and balance sheet management

Balance sheet analysis continued
REIL, provisions and AFS reserves continued
Sector and geographical regional analyses: Core

					Credit metrics
					REIL	Provisions	Provisions
		Gross			as a % of	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	gross loans	of REIL	gross loans	charge	written-off
2013		£m	£m	£m	%	%	%	£m	£m
Central and local government		7,490	2	2	—	100	—	2	—
Finance		34,663	393	183	1.1	47	0.5	25	27
Personal	- mortgages	146,600	5,815	1,730	4.0	30	1.2	353	328
	- unsecured	27,817	2,326	1,876	8.4	81	6.7	371	812
Property		43,170	5,582	2,474	12.9	44	5.7	1,347	465
Construction		5,074	708	417	14.0	59	8.2	163	97
Manufacturing		20,739	544	393	2.6	72	1.9	139	75
Finance leases and instalment credit		10,355	139	89	1.3	64	0.9	23	31
Retail, wholesale and repairs		18,899	827	531	4.4	64	2.8	209	114
Transport and storage		13,927	1,050	432	7.5	41	3.1	402	77
Health, education and leisure		15,481	871	491	5.6	56	3.2	275	82
Hotels and restaurants		6,238	810	474	13.0	59	7.6	155	158
Utilities		4,112	63	43	1.5	68	1.0	65	23
Other		26,469	1,179	800	4.5	68	3.0	229	161
Latent		—	—	1,389	—	—	—	23	—
		381,034	20,309	11,324	5.3	56	3.0	3,781	2,450

of which:
UK
- residential mortgages		110,515	1,900	319	1.7	17	0.3	38	179
- personal lending		17,074	2,028	1,697	11.9	84	9.9	258	675
- property		34,752	3,103	1,111	8.9	36	3.2	616	405
- construction		4,036	591	330	14.6	56	8.2	123	96
- other		102,412	3,308	2,144	3.2	65	2.1	812	401
Europe
- residential mortgages		17,347	3,136	1,285	18.1	41	7.4	195	26
- personal lending		1,198	133	128	11.1	96	10.7	12	24
- property		3,953	2,441	1,358	61.8	56	34.4	746	52
- construction		378	75	55	19.8	73	14.6	13	—
- other		18,309	2,214	2,168	12.1	98	11.8	730	251
US
- residential mortgages		18,161	760	122	4.2	16	0.7	123	121
- personal lending		8,477	148	34	1.7	23	0.4	84	111
- property		4,058	38	5	0.9	13	0.1	(15)	8
- construction		312	34	24	10.9	71	7.7	27	1
- other		27,722	188	408	0.7	217	1.5	(8)	72
RoW
- residential mortgages		577	19	4	3.3	21	0.7	(3)	2
- personal lending		1,068	17	17	1.6	100	1.6	17	2
- property		407	—	—	—	—	—	—	—
- construction		348	8	8	2.3	100	2.3	—	—
- other		9,930	168	107	1.7	64	1.1	13	24
		381,034	20,309	11,324	5.3	56	3.0	3,781	2,450

Banks		27,209	69	62	0.3	90	0.2	(15)	40

Business review Risk and balance sheet management

Balance sheet analysis continued
REIL, provisions and AFS reserves continued

					Credit metrics
					REIL	Provisions	Provisions
		Gross			as a % of	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	gross loans	of REIL	gross loans	charge	written-off
2012 (1)		£m	£m	£m	%	%	%	£m	£m
Central and local government		8,485	—	—	—	—	—	—	—
Finance		39,658	185	149	0.5	81	0.4	54	338
Personal	- mortgages	146,770	6,229	1,691	4.2	27	1.2	786	234
	- unsecured	30,366	2,717	2,306	8.9	85	7.6	568	718
Property		43,602	4,672	1,674	10.7	36	3.8	748	214
Construction		6,020	757	350	12.6	46	5.8	119	60
Manufacturing		22,234	496	225	2.2	45	1.0	118	63
Finance leases and instalment credit		9,201	159	107	1.7	67	1.2	35	41
Retail, wholesale and repairs		20,842	791	439	3.8	55	2.1	181	129
Transport and storage		14,590	440	112	3.0	25	0.8	72	21
Health, education and leisure		15,770	761	299	4.8	39	1.9	109	67
Hotels and restaurants		6,891	1,042	473	15.1	45	6.9	138	56
Utilities		5,131	10	5	0.2	50	0.1	—	—
Other		26,315	1,374	794	5.2	58	3.0	189	175
Latent		—	—	1,325	—	—	—	(145)	—
		395,875	19,633	9,949	5.0	51	2.5	2,972	2,116

of which:
UK
- residential mortgages		109,511	2,440	457	2.2	19	0.4	122	32
- personal lending		19,562	2,454	2,133	12.5	87	10.9	474	594
- property		35,532	2,777	896	7.8	32	2.5	395	181
- construction		5,101	671	301	13.2	45	5.9	109	47
- other		108,713	2,662	1,737	2.4	65	1.6	499	379
Europe
- residential mortgages		17,446	3,060	1,124	17.5	37	6.4	521	24
- personal lending		1,540	143	138	9.3	97	9.0	29	11
- property		4,896	1,652	685	33.7	41	14.0	350	6
- construction		513	60	39	11.7	65	7.6	4	10
- other		22,218	2,280	1,711	10.3	75	7.7	362	267
US
- residential mortgages		19,483	702	102	3.6	15	0.5	141	176
- personal lending		8,209	119	34	1.4	29	0.4	65	112
- property		2,847	112	13	3.9	12	0.5	3	27
- construction		384	5	—	1.3	—	—	1	3
- other		28,267	252	432	0.9	171	1.5	(111)	90
RoW
- residential mortgages		330	27	8	8.2	30	2.4	2	2
- personal lending		1,055	1	1	0.1	100	0.1	—	1
- property		327	131	80	40.1	61	24.5	—	—
- construction		22	21	10	95.5	48	45.5	5	—
- other		9,919	64	48	0.6	75	0.5	1	154
		395,875	19,633	9,949	5.0	51	2.5	2,972	2,116

Banks		28,881	133	113	0.5	85	0.4	23	29

For the note to this table refer to page 304.

Business review Risk and balance sheet management

Balance sheet analysis continued
REIL, provisions and AFS reserves continued
					Credit metrics
					REIL	Provisions	Provisions
		Gross			as a % of	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	gross loans	of REIL	gross loans	charge	written-off
2011 (1)		£m	£m	£m	%	%	%	£m	£m
Central and local government		8,359	—	—	—	—	—	—	—
Finance		48,598	745	579	1.5	78	1.2	207	44
Personal	- mortgages	144,171	4,890	1,216	3.4	25	0.8	776	198
	- unsecured	31,995	2,960	2,364	9.3	80	7.4	715	935
Property		42,994	4,132	1,133	9.6	27	2.6	469	167
Construction		7,197	841	286	11.7	34	4.0	179	143
Manufacturing		23,708	490	242	2.1	49	1.0	106	125
Finance leases and instalment credit		8,440	172	110	2.0	64	1.3	31	68
Retail, wholesale and repairs		22,039	679	345	3.1	51	1.6	208	119
Transport and storage		16,581	342	60	2.1	18	0.4	47	29
Health, education and leisure		16,073	691	257	4.3	37	1.6	170	55
Hotels and restaurants		7,709	1,005	386	13.0	38	5.0	209	60
Utilities		6,557	22	1	0.3	5	—	—	—
Other		28,769	1,282	668	4.5	52	2.3	538	194
Latent		—	—	1,418	—	—	—	(252)	—
		413,190	18,251	9,065	4.4	50	2.2	3,403	2,137

of which:
UK
- residential mortgages		104,965	2,210	420	2.1	19	0.4	174	24
- personal lending		21,008	2,680	2,179	12.8	81	10.4	657	828
- property		35,431	2,984	744	8.4	25	2.1	378	114
- construction		5,707	655	236	11.5	36	4.1	160	138
- other		114,878	2,571	1,648	2.2	64	1.4	366	398
Europe
- residential mortgages		18,393	2,121	664	11.5	31	3.6	437	10
- personal lending		1,972	143	125	7.3	87	6.3	(8)	22
- property		4,846	1,037	365	21.4	35	7.5	162	10
- construction		1,019	72	43	7.1	60	4.2	13	—
- other		24,414	2,430	1,806	10.0	74	7.4	915	183
US
- residential mortgages		20,311	526	120	2.6	23	0.6	162	164
- personal lending		7,505	136	59	1.8	43	0.8	66	85
- property		2,413	111	24	4.6	22	1.0	16	43
- construction		412	98	1	23.8	1	0.2	—	5
- other		34,971	345	583	1.0	169	1.7	26	96
RoW
- residential mortgages		502	33	12	6.6	36	2.4	3	—
- personal lending		1,510	1	1	0.1	100	0.1	—	—
- property		304	—	—	—	—	—	(87)	—
- construction		59	16	6	27.1	38	10.2	6	—
- other		12,570	82	29	0.7	35	0.2	(43)	17
		413,190	18,251	9,065	4.4	50	2.2	3,403	2,137

Banks		40,815	136	122	0.3	90	0.3	—	—

For the note to this table refer to page 304.

Business review Risk and balance sheet management

Balance sheet analysis continued
REIL, provisions and AFS reserves continued
Sector and geographical regional analyses: Non-Core
					Credit metrics
					REIL	Provisions	Provisions
		Gross			as a % of	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	gross loans	of REIL	gross loans	charge	written-off
2013		£m	£m	£m	%	%	%	£m	£m
Central and local government		1,153	—	—	—	—	—	—	—
Finance		1,285	200	109	15.6	55	8.5	(21)	45
Personal	- mortgages	1,933	210	69	10.9	33	3.6	39	113
	- unsecured	343	91	33	26.5	36	9.6	44	49
Property		19,122	14,701	10,715	76.9	73	56.0	3,783	1,177
Construction		1,257	626	357	49.8	57	28.4	128	63
Manufacturing		638	198	166	31.0	84	26.0	56	29
Finance leases and instalment credit		3,232	124	101	3.8	81	3.1	(7)	90
Retail, wholesale and repairs		675	360	252	53.3	70	37.3	59	14
Transport and storage		2,770	441	203	15.9	46	7.3	85	152
Health, education and leisure		603	453	265	75.1	58	43.9	84	37
Hotels and restaurants		704	617	338	87.6	55	48.0	126	36
Utilities		848	68	37	8.0	54	4.4	(11)	—
Other		2,155	924	570	42.9	62	26.5	260	51
Latent		—	—	623	—	—	—	21	—
		36,718	19,013	13,838	51.8	73	37.7	4,646	1,856

of which:
UK
- residential mortgages		—	—	—	—	—	—	1	1
- personal lending		24	24	21	100.0	88	87.5	6	6
- property		9,500	6,694	4,079	70.5	61	42.9	1,398	545
- construction		655	350	185	53.4	53	28.2	71	63
- other		8,054	1,376	1,058	17.1	77	13.1	279	136
Europe
- residential mortgages		193	19	18	9.8	95	9.3	—	—
- personal lending		69	8	1	11.6	13	1.4	7	2
- property		9,224	7,931	6,593	86.0	83	71.5	2,385	607
- construction		601	276	172	45.9	62	28.6	59	—
- other		4,311	1,843	1,330	42.8	72	30.9	282	214
US
- residential mortgages		1,740	191	51	11.0	27	2.9	38	112
- personal lending		245	59	11	24.1	19	4.5	30	40
- property		221	47	14	21.3	30	6.3	4	17
- construction		1	—	—	—	—	—	(2)	—
- other		165	10	181	6.1	nm	109.7	73	59
RoW
- personal lending		5	—	—	—	—	—	1	1
- property		177	29	29	16.4	100	16.4	(4)	8
- other		1,533	156	95	10.2	61	6.2	18	45
		36,718	19,013	13,838	51.8	73	37.7	4,646	1,856

Banks		431	1	1	0.2	100	0.2	—	—

nm = not meaningful

Business review Risk and balance sheet management

Balance sheet analysis continued
REIL, provisions and AFS reserves continued

					Credit metrics
					REIL	Provisions	Provisions
		Gross			as a % of	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	gross loans	of REIL	gross loans	charge	written-off
2012 (1)		£m	£m	£m	%	%	%	£m	£m
Central and local government		1,368	—	—	—	—	—	—	—
Finance		2,540	407	168	16.0	41	6.6	91	42
Personal	- mortgages	2,855	320	133	11.2	42	4.7	162	227
	- unsecured	965	186	103	19.3	55	10.7	63	75
Property		28,617	16,551	8,185	57.8	49	28.6	1,464	866
Construction		2,029	726	290	35.8	40	14.3	(25)	122
Manufacturing		1,553	259	132	16.7	51	8.5	16	140
Finance leases and instalment credit		4,408	283	187	6.4	66	4.2	9	222
Retail, wholesale and repairs		1,094	352	205	32.2	58	18.7	49	47
Transport and storage		3,751	394	224	10.5	57	6.0	217	81
Health, education and leisure		935	429	222	45.9	52	23.7	35	33
Hotels and restaurants		986	555	253	56.3	46	25.7	38	46
Utilities		1,500	108	16	7.2	15	1.1	(4)	—
Other		3,742	803	446	21.5	56	11.9	133	220
Latent		—	—	635	—	—	—	72	—
		56,343	21,373	11,199	37.9	52	19.9	2,320	2,121

of which:
UK
- residential mortgages		19	—	—	—	—	—	—	—
- personal lending		55	23	19	41.8	83	34.5	5	16
- property		18,198	7,744	3,048	42.6	39	16.7	569	309
- construction		1,406	494	182	35.1	37	12.9	(9)	111
- other		13,316	1,067	874	8.0	82	6.6	175	444
Europe
- residential mortgages		390	32	27	8.2	84	6.9	5	26
- personal lending		365	83	70	22.7	84	19.2	9	2
- property		9,738	8,695	5,081	89.3	58	52.2	914	435
- construction		619	229	107	37.0	47	17.3	(15)	2
- other		5,206	2,171	1,285	41.7	59	24.7	455	272
US
- residential mortgages		2,446	288	106	11.8	37	4.3	157	201
- personal lending		539	80	14	14.8	18	2.6	44	50
- property		496	58	16	11.7	28	3.2	(14)	56
- construction		4	3	1	75.0	33	25.0	(1)	9
- other		1,087	100	198	9.2	198	18.2	25	59
RoW
- personal lending		6	—	—	—	—	—	5	7
- property		185	54	40	29.2	74	21.6	(5)	66
- other		2,268	252	131	11.1	52	5.8	1	56
		56,343	21,373	11,199	37.9	52	19.9	2,320	2,121

Banks		477	1	1	0.2	100	0.2	—	—

For the note to this table refer to page 304.

Business review Risk and balance sheet management

Balance sheet analysis continued
REIL, provisions and AFS reserves continued
					Credit metrics
					REIL	Provisions	Provisions
		Gross			as a % of	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	gross loans	of REIL	gross loans	charge	written-off
2011 (1)		£m	£m	£m	%	%	%	£m	£m
Central and local government		1,383	—	—	—	—	—	—	—
Finance		3,272	317	147	9.7	46	4.5	(118)	43
Personal	- mortgages	5,102	380	180	7.4	47	3.5	300	318
	- unsecured	1,556	110	92	7.1	84	5.9	67	351
Property		38,064	17,969	7,861	47.2	44	20.7	3,200	1,004
Construction		2,672	1,102	475	41.2	43	17.8	(39)	101
Manufacturing		4,931	423	283	8.6	67	5.7	121	90
Finance leases and instalment credit		6,059	622	398	10.3	64	6.6	81	102
Retail, wholesale and repairs		2,339	388	204	16.6	53	8.7	(28)	53
Transport and storage		5,477	264	94	4.8	36	1.7	31	14
Health, education and leisure		1,419	501	245	35.3	49	17.3	134	43
Hotels and restaurants		1,161	485	289	41.8	60	24.9	125	71
Utilities		1,849	66	22	3.6	33	1.2	3	3
Other		4,721	1,379	549	29.2	40	11.6	254	197
Latent		—	—	647	—	—	—	(293)	—
		80,005	24,006	11,486	30.0	48	14.4	3,838	2,390

of which:
UK
- residential mortgages		1,423	52	11	3.7	21	0.8	6	1
- personal lending		127	37	30	29.1	81	23.6	(12)	179
- property		24,610	8,163	3,093	33.2	38	12.6	1,033	379
- construction		1,882	772	324	41.0	42	17.2	27	90
- other		17,670	2,064	1,295	11.7	63	7.3	148	257
Europe
- residential mortgages		553	84	49	15.2	58	8.9	30	—
- personal lending		492	66	55	13.4	83	11.2	33	104
- property		11,538	9,277	4,582	80.4	49	39.7	2,134	494
- construction		735	290	142	39.5	49	19.3	(75)	—
- other		10,083	1,831	1,067	18.2	58	10.6	352	110
US
- residential mortgages		2,926	244	120	8.3	49	4.1	264	317
- personal lending		936	7	7	0.7	100	0.7	46	68
- property		1,370	218	68	15.9	31	5.0	(18)	96
- construction		45	23	9	51.1	39	20.0	9	11
- other		2,044	172	312	8.4	181	15.3	(201)	84
RoW
- residential mortgages		200	—	—	—	—	—	—	—
- personal lending		1	—	—	—	—	—	—	—
- property		546	311	118	57.0	38	21.6	51	35
- construction		10	17	—	170.0	—	—	—	—
- other		2,814	378	204	13.4	54	7.2	11	165
		80,005	24,006	11,486	30.0	48	14.4	3,838	2,390

Banks		706	1	1	0.1	100	0.1	—	—
Note:
(1)	Excludes balances in relation to Direct Line Group (loans to banks: 2012 - £2,036 million; 2011 - £2,559 million and loans to customers: 2012 - £881 million; 2011 - £873 million).

Business review Risk and balance sheet management

Balance sheet analysis continued
REIL, provisions and AFS reserves continued
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

Analyses of provisions are set out on pages 307 to 309.

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

Analyses of AFS debt securities and related AFS reserves are set out on page 311 and 312.

REIL flow statement
REIL are stated without giving effect to any security held that could reduce the eventual loss should it occur or to any provisions marked.

	UK	UK		International	Ulster	US Retail &		Central
	Retail	Corporate	Wealth	Banking	Bank	Commercial	Markets	items	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2013	4,569	5,452	248	422	7,533	1,146	396	—	19,766	21,374	41,140
Currency translation and other
adjustments	—	11	2	(11)	134	(21)	1	—	116	279	395
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	(89)	(89)
Additions	1,302	4,825	132	431	2,479	282	14	1	9,466	3,397	12,863
Transfers (1)	(445)	418	—	133	—	—	—	—	106	(1)	105
Transfers to performing book	—	(54)	(3)	(118)	—	—	—	—	(175)	(108)	(283)
Repayments	(1,045)	(3,654)	(87)	(106)	(1,403)	(89)	(27)	—	(6,411)	(3,982)	(10,393)
Amounts written-off	(815)	(772)	(15)	(281)	(277)	(284)	(46)	—	(2,490)	(1,856)	(4,346)
At 31 December 2013	3,566	6,226	277	470	8,466	1,034	338	1	20,378	19,014	39,392

						Non-Core (by donating divisions)
						UK	International	Ulster	US Retail &
						Corporate	Banking	Bank	Commercial	Other	Total
						£m	£m	£m	£m	£m	£m
At 1 January 2013						2,622	6,907	11,399	418	28	21,374
Currency translation and other adjustments						8	67	206	(2)	—	279
Disposal of subsidiaries						—	—	(89)	—	—	(89)
Additions						1,327	1,283	705	80	2	3,397
Transfers (1)						(1)	—	—	—	—	(1)
Transfers to performing book						(4)	(101)	(2)	—	(1)	(108)
Repayments						(1,350)	(1,774)	(816)	(41)	(1)	(3,982)
Amounts written-off						(379)	(875)	(431)	(165)	(6)	(1,856)
At 31 December 2013						2,223	5,507	10,972	290	22	19,014

Note:
(1)	Represents transfers between REIL and potential problem loans.

Business review Risk and balance sheet management

Balance sheet analysis continued
REIL, provisions and AFS reserves continued

	UK	UK		International	Ulster	US Retail &
	Retail	Corporate	Wealth	Banking	Bank	Commercial	Markets	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2012	4,599	5,001	211	1,632	5,523	1,007	414	18,387	24,007	42,394
Currency translation and other
adjustments	53	(6)	(1)	(227)	(115)	(47)	184	(159)	(487)	(646)
Additions	1,771	4,362	111	286	3,299	660	56	10,545	5,800	16,345
Transfers (1)	(33)	7	—	(110)	—	—	6	(130)	70	(60)
Transfer to performing book	—	(133)	(8)	(624)	—	—	(75)	(840)	(1,035)	(1,875)
Repayments	(1,222)	(3,265)	(50)	(90)	(1,102)	(83)	(80)	(5,892)	(4,860)	(10,752)
Amounts written-off	(599)	(514)	(15)	(445)	(72)	(391)	(109)	(2,145)	(2,121)	(4,266)
At 31 December 2012	4,569	5,452	248	422	7,533	1,146	396	19,766	21,374	41,140

					Non-Core (by donating divisions)
					UK	International	Ulster	US Retail
					Corporate	Banking	Bank	& Commercial	Other	Total
					£m	£m	£m	£m	£m	£m
At 1 January 2012					3,685	8,051	11,675	486	110	24,007
Currency translation and other adjustments					(57)	(104)	(231)	(20)	(75)	(487)
Additions					1,542	2,210	1,713	323	12	5,800
Transfers (1)					11	59	—	—	—	70
Transfer to performing book					(171)	(863)	—	—	(1)	(1,035)
Repayments					(1,798)	(1,379)	(1,618)	(62)	(3)	(4,860)
Amounts written-off					(590)	(1,067)	(140)	(309)	(15)	(2,121)
At 31 December 2012					2,622	6,907	11,399	418	28	21,374

Note:
(1)	Represents transfers between REIL and potential problem loans.

REIL and PPLs summary
The table below analyses REIL between UK and overseas, based on the location of the lending office.

	2013			2012			2011
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Impaired loans
- UK	9,288	8,193	17,481	9,332	9,081	18,413	9,754	10,580	20,334
- overseas	9,145	10,545	19,690	8,219	11,867	20,086	6,839	12,885	19,724
	18,433	18,738	37,171	17,551	20,948	38,499	16,593	23,465	40,058

Accruing loans past due 90 days or more
- UK	1,709	253	1,962	1,759	248	2,007	1,430	508	1,938
- overseas	236	23	259	456	178	634	364	34	398
	1,945	276	2,221	2,215	426	2,641	1,794	542	2,336
Total REIL	20,378	19,014	39,392	19,766	21,374	41,140	18,387	24,007	42,394

REIL as a % of gross loans and advances (1)	5.3%	52.4%	9.4%	4.9%	38.2%	9.1%	4.4%	30.1%	8.6%
Provisions as a % of REIL	56%	73%	64%	51%	52%	52%	50%	48%	49%

Note:
(1)	Includes disposal groups and excludes reverse repos.

Business review Risk and balance sheet management

Balance sheet analysis continued
REIL, provisions and AFS reserves continued
Potential problem loans
Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2013	2012	2011
	£m	£m	£m
Potential problem loans	789	807	739

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

Past due analysis
The table below shows loans and advances to customers that were past due at the balance sheet date but are not considered impaired.

	2013			2012			2011
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Past due 1-29 days	4,587	178	4,765	5,349	250	5,599	5,722	724	6,446
Past due 30-59 days	1,212	48	1,260	1,062	55	1,117	1,556	171	1,727
Past due 60-89 days	792	30	822	1,151	26	1,177	975	107	1,082
Past due 90 days or more	1,945	276	2,221	2,215	426	2,641	1,794	542	2,336
	8,536	532	9,068	9,777	757	10,534	10,047	1,544	11,591

Past due analysis by sector*
Personal	4,982	190	5,172	5,198	303	5,501	6,819	741	7,560
Property and construction	1,075	298	1,373	1,475	388	1,863	1,126	651	1,777
Financial institution	366	2	368	92	11	103	83	6	89
Other corporate	2,113	42	2,155	3,012	55	3,067	2,019	146	2,165
	8,536	532	9,068	9,777	757	10,534	10,047	1,544	11,591

Impairment provisions flow statement
The movement in loan impairment provisions by division is shown in the table below.

	UK	UK		International	Ulster	US	Total		Central	Total
	Retail	Corporate	Wealth	Banking	Bank	R&C (1)	R&C (1)	Markets	items	Core	Non-Core	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2013	2,629	2,432	109	391	3,910	285	9,756	305	1	10,062	11,200	21,262
Currency translation
and other adjustments	1	8	—	(15)	51	31	76	5	—	81	28	109
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	(77)	(77)
Amounts written-off	(815)	(772)	(15)	(281)	(277)	(284)	(2,444)	(46)	—	(2,490)	(1,856)	(4,346)
Recoveries of amounts
previously written-off	46	15	—	15	1	89	166	2	—	168	88	256
Charged to income statement
- continuing operations	319	1,188	29	219	1,774	151	3,680	21	65	3,766	4,646	8,412
Unwind of discount (2)	(74)	(38)	(3)	(4)	(81)	—	(200)	(1)	—	(201)	(190)	(391)
At 31 December 2013	2,106	2,833	120	325	5,378	272	11,034	286	66	11,386	13,839	25,225

Individually assessed
- banks	—	—	—	1	—	—	1	61	—	62	1	63
- customers	—	1,462	109	207	2,078	60	3,916	214	66	4,196	12,650	16,846
Collectively assessed	1,929	1,096	—	—	2,596	118	5,739	—	—	5,739	565	6,304
Latent	177	275	11	117	704	94	1,378	11	—	1,389	623	2,012
	2,106	2,833	120	325	5,378	272	11,034	286	66	11,386	13,839	25,225

For the notes to this table refer to page 309.

*unaudited

Business review Risk and balance sheet management

Balance sheet analysis continued
REIL, provisions and AFS reserves continued
	Non-Core (by donating division)
	UK	International	Ulster	US
	Corporate	Banking	Bank	R&C (1)	Other	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2013	1,167	2,815	6,933	257	28	11,200
Currency translation and other adjustments	(12)	26	60	(43)	(3)	28
Disposal of subsidiaries	—	—	(77)	—	—	(77)
Amounts written-off	(379)	(875)	(431)	(165)	(6)	(1,856)
Recoveries of amounts previously written-off	11	35	—	41	1	88
Charged to income statement
- continuing operations	355	1,109	3,027	156	(1)	4,646
Unwind of discount (2)	(17)	(50)	(123)	—	—	(190)
At 31 December 2013	1,125	3,060	9,389	246	19	13,839

Individually assessed
- banks	—	1	—	—	—	1
- customers	761	2,884	8,981	19	5	12,650
Collectively assessed	324	—	179	48	14	565
Latent	40	175	229	179	—	623
	1,125	3,060	9,389	246	19	13,839

	UK	UK		International	Ulster	US	Total		Central	Total
	Retail	Corporate	Wealth	Banking	Bank	R&C (1)	R&C (1)	Markets	Items	Core	Non-Core	RFS MI	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2012	2,679	2,061	81	851	2,749	455	8,876	311	—	9,187	11,487	—	20,674
Currency translationand other adjustments	12	87	—	(131)	(54)	53	(33)	77	—	44	(369)	—	(325)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	(1)	(4)	(5)
Amounts written-off	(599)	(514)	(15)	(445)	(72)	(391)	(2,036)	(109)	—	(2,145)	(2,121)	—	(4,266)
Recoveries of amounts previously written-off	96	18	—	9	2	85	210	1	—	211	130	—	341
Charged to income statement
- continuing operations	529	836	46	111	1,364	83	2,969	25	1	2,995	2,320	—	5,315
- discontinued operations	—	—	—	—	—	—	—	—	—	—	—	4	4
Unwind of discount (2)	(88)	(56)	(3)	(4)	(79)	—	(230)	—	—	(230)	(246)	—	(476)
At 31 December 2012	2,629	2,432	109	391	3,910	285	9,756	305	1	10,062	11,200	—	21,262

Individually assessed
- banks	—	—	—	6	—	—	6	107	—	113	1	—	114
- customers	—	1,024	96	270	1,213	46	2,649	189	1	2,839	9,805	—	12,644
Collectively assessed	2,439	1,111	—	—	2,110	125	5,785	—	—	5,785	757	—	6,542
Latent	190	297	13	115	587	114	1,316	9	—	1,325	637	—	1,962
	2,629	2,432	109	391	3,910	285	9,756	305	1	10,062	11,200	—	21,262

For the notes to this table refer to page 309.

Business review Risk and balance sheet management

Balance sheet analysis continued
REIL, provisions and AFS reserves continued
	Non-Core (by donating division)
	UK	International	Ulster	US
	Corporate	Banking	Bank	R&C (1)	Other	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2012	1,633	3,027	6,363	416	48	11,487
Currency translation and other adjustments	(100)	(58)	(107)	(89)	(15)	(369)
Disposal of subsidiaries	—	—	—	(1)	—	(1)
Amounts written-off	(590)	(1,067)	(140)	(309)	(15)	(2,121)
Recoveries of amounts previously written-off	21	38	4	63	4	130
- continuing operations	241	913	983	177	6	2,320
Unwind of discount (2)	(38)	(38)	(170)	—	—	(246)
At 31 December 2012	1,167	2,815	6,933	257	28	11,200

Individually assessed
- banks	—	1	—	—	—	1
- customers	688	2,604	6,481	24	8	9,805
Collectively assessed	422	—	225	92	18	757
Latent	57	210	227	141	2	637
	1,167	2,815	6,933	257	28	11,200

	UK	UK		International	Ulster	US	Total		Total
	Retail	Corporate	Wealth	Banking	Bank	R&C (1)	R&C (1)	Markets	Core	Non-Core	RFS MI	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2011	2,741	1,746	66	855	1,633	509	7,550	316	7,866	10,352	—	18,218
Intra-group transfers	—	177	—	—	—	—	177	—	177	(177)	—	—
Currency translation	—	25	3	(37)	(79)	(5)	(93)	17	(76)	(225)	—	(301)
and other adjustments
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	8	8
Amounts written-off	(823)	(658)	(11)	(125)	(124)	(373)	(2,114)	(23)	(2,137)	(2,390)	—	(4,527)
Recoveries of amounts	69	17	—	3	1	76	166	1	167	360	—	527
previously written-off
Charged to income statement
- continuing operations	788	790	25	168	1,384	248	3,403	—	3,403	3,838	—	7,241
- discontinued operations	—	—	—	—	—	—	—	—	—	—	(8)	(8)
Unwind of discount (2)	(96)	(36)	(2)	(13)	(66)	—	(213)	—	(213)	(271)	—	(484)
At 31 December 2011	2,679	2,061	81	851	2,749	455	8,876	311	9,187	11,487	—	20,674

Individually assessed
- banks	—	—	2	44	—	—	46	76	122	1	—	123
- customers	—	838	70	637	991	73	2,609	224	2,833	9,965	—	12,798
Collectively assessed	2,474	894	—	2	1,282	162	4,814	—	4,814	874	—	5,688
Latent	205	329	9	168	476	220	1,407	11	1,418	647	—	2,065
	2,679	2,061	81	851	2,749	455	8,876	311	9,187	11,487	—	20,674

Notes:
(1)	Retail & Commercial.
(2)	Recognised in interest income.

Business review Risk and balance sheet management

Balance sheet analysis continued
REIL, provisions and AFS reserves continued
Impairment charge analysis
The table below analyses the impairment charge for loans and securities.

	UK	UK		International	Ulster	US	Total		Central	Total
	Retail	Corporate	Wealth	Banking	Bank	R&C	R&C	Markets	items	Core	Non-Core	Group
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Individually assessed	—	970	32	223	1,082	16	2,323	29	65	2,417	4,502	6,919
Collectively assessed	333	239	—	—	580	189	1,341	—	—	1,341	123	1,464
Latent loss	(14)	(21)	(3)	2	112	(54)	22	1	—	23	21	44
Loans to customers	319	1,188	29	225	1,774	151	3,686	30	65	3,781	4,646	8,427
Loans to banks	—	—	—	(6)	—	—	(6)	(9)	—	(15)	—	(15)
Securities	5	—	—	10	—	5	20	71	(1)	90	(70)	20
Charge to income statement	324	1,188	29	229	1,774	156	3,700	92	64	3,856	4,576	8,432

2012
Individually assessed	—	554	42	136	457	15	1,204	28	1	1,233	1,936	3,169
Collectively assessed	544	317	—	(1)	787	237	1,884	—	—	1,884	312	2,196
Latent loss	(15)	(35)	4	(47)	120	(169)	(142)	(3)	—	(145)	72	(73)
Loans to customers	529	836	46	88	1,364	83	2,946	25	1	2,972	2,320	5,292
Loans to banks	—	—	—	23	—	—	23	—	—	23	—	23
Securities	—	2	—	—	—	8	10	12	39	61	(97)	(36)
Charge to income statement	529	838	46	111	1,364	91	2,979	37	40	3,056	2,223	5,279

2011
Individually assessed	—	612	24	233	637	64	1,570	10	—	1,580	3,615	5,195
Collectively assessed	798	392	—	—	655	230	2,075	—	—	2,075	516	2,591
Latent loss	(10)	(214)	1	(65)	92	(46)	(242)	(10)	—	(252)	(293)	(545)
Loans to customers	788	790	25	168	1,384	248	3,403	—	—	3,403	3,838	7,241
Securities
- sovereign debt (1)	—	—	—	—	—	—	—	—	1,268	1,268	—	1,268
- other	—	3	—	—	—	78	81	38	(2)	117	83	200
Charge to income statement	788	793	25	168	1,384	326	3,484	38	1,266	4,788	3,921	8,709

Note:
(1)	Includes related interest rate hedge adjustments.

Business review Risk and balance sheet management

Balance sheet analysis continued
REIL, provisions and AFS reserves continued
	Non-Core (by donating division)
	UK	International	Ulster	US
	Corporate	Banking	Bank	R&C	Other	Total
2013	£m	£m	£m	£m	£m	£m
Individually assessed	362	1,145	3,001	(6)	—	4,502
Collectively assessed	11	—	28	84	—	123
Latent loss	(18)	(36)	(2)	78	(1)	21
Loans to customers	355	1,109	3,027	156	(1)	4,646
Securities	—	(70)	—	—	—	(70)
Charge to income statement	355	1,039	3,027	156	(1)	4,576

2012
Individually assessed	206	913	842	(25)	—	1,936
Collectively assessed	71	—	25	208	8	312
Latent loss	(37)	1	116	(6)	(2)	72
Loans to customers	240	914	983	177	6	2,320
Securities	—	(97)	—	—	—	(97)
Charge to income statement	240	817	983	177	6	2,223

2011
Individually assessed	512	679	2,426	(3)	1	3,615
Collectively assessed	129	—	29	372	(14)	516
Latent loss	(113)	—	(106)	(66)	(8)	(293)
Loans to customers	528	679	2,349	303	(21)	3,838
Securities	—	78	—	—	5	83
Charge to income statement	528	757	2,349	303	(16)	3,921

AFS reserves by issuer
The table below analyses available-for-sale debt securities and related reserves, gross of tax.

	2013				2012				2011
	UK	US	Other (1)	Total	UK	US	Other (1)	Total	UK	US	Other (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	6,436	12,880	10,303	29,619	9,774	19,046	16,155	44,975	13,436	20,848	25,552	59,836
Banks	492	92	5,390	5,974	1,085	357	7,419	8,861	1,391	376	11,408	13,175
Other financial institutions	2,335	8,327	6,668	17,330	2,861	10,613	10,416	23,890	3,100	17,453	11,199	31,752
Corporate	21	71	92	184	1,318	719	1,130	3,167	1,105	131	1,299	2,535
Total	9,284	21,370	22,453	53,107	15,038	30,735	35,120	80,893	19,032	38,808	49,458	107,298

Of which ABS	2,487	13,149	8,538	24,174	3,558	14,209	12,976	30,743	3,659	20,256	16,820	40,735

AFS reserves (gross)	77	(22)	(445)	(390)	667	763	(1,277)	153	845	486	(1,815)	(484)

Note:
(1)	Includes eurozone countries as detailed in the Country risk section on pages 336 to 348.

Business review Risk and balance sheet management

Balance sheet analysis continued
REIL, provisions and AFS reserves continued
AFS gross unrealised losses
The table below shows the fair value of available-for-sale debt securities that were in an unrealised loss position at 31 December and the related gross unrealised losses.
	Less than 12 months		More than 12 months		Total
		Gross		Gross		Gross
		unrealised		unrealised		unrealised
	Fair value	losses	Fair value	losses	Fair value	losses
2013	£m	£m	£m	£m	£m	£m
Central and local government
- UK	6,987	69	—	—	6,987	69
- US	4,189	85	8	1	4,197	86
- other	2,605	18	852	14	3,457	32
Banks	726	1	3,319	204	4,045	205
Other financial institutions	6,063	65	4,842	428	10,905	493
Corporate	19	2	15	—	34	2
Total	20,589	240	9,036	647	29,625	887

Of which ABS	8,964	119	8,067	634	17,031	753

2012
Central and local government
- US	59	1	—	—	59	1
- other	1,625	2	145	12	1,770	14
Banks	398	2	3,466	507	3,864	509
Other financial institutions	248	19	7,686	1,300	7,934	1,319
Corporate	346	4	4	—	350	4
Total	2,676	28	11,301	1,819	13,977	1,847

Of which ABS	398	20	10,999	1,797	11,397	1,817

2011
Central and local government - other	2,878	65	778	106	3,656	171
Banks	3,924	49	5,676	789	9,600	838
Other financial institutions	472	41	6,504	2,345	6,976	2,386
Corporate	204	11	78	2	282	13
Total	7,478	166	13,036	3,242	20,514	3,408

Of which ABS	878	54	11,908	3,104	12,786	3,158

Business review Risk and balance sheet management

Market risk
314	Definition
314	Sources of risk
316	Governance structure
317	Traded market risk
329	Non-traded market risk

Business review Risk and balance sheet management

Market risk
Definition
Market risk is the risk of losses arising from fluctuations in interest rates, credit spreads, foreign currency rates, equity prices, commodity prices and other factors, such as market volatilities, that may lead to a reduction in earnings, economic value or both.

Sources of risk
The Group is exposed to traded market risk through its trading activities and to non-traded market risk as a result of its banking activities. In many respects, it manages its traded and non-traded market risk exposures separately, as described in this section, largely in line with the regulatory definitions of the trading and non-trading books.

Traded market risk
The majority of the Group’s traded market risk exposure arises in Markets and Non-Core.

The primary objective of the Group’s trading activities is to provide a range of financing, risk management and investment services to its customers - including major corporations and financial institutions around the world. From a market risk perspective, the Group's trading activities are included within the following markets: currencies; emerging markets; rates; asset-backed products; and traded credit.

The Group undertakes transactions in financial instruments including debt securities, loans, deposits and equities, as well as securities financing and derivatives.

Some of these transactions involve trading or clearing financial instruments on an exchange, including interest rate swaps, futures and options. Holders of these instruments provide margin on a daily basis with cash or other security at the exchange.

Over-the-counter transactions with standard terms are cleared through central counterparties, while complex transactions are settled directly with the counterparty. These range from commoditised transactions in derivative markets to trades tailored to meet specific customer requirements. Such transactions also give rise to counterparty credit risk, which the Group manages actively (for more information on how the Group manages counterparty credit risk, refer to the Credit Risk section, page 236).

Non-traded market risk
The majority of the Group’s non-traded market risk exposure arises from retail and commercial banking activities in all divisions from assets and liabilities that are not classified as held for trading.

The Group’s management of non-traded market risk is largely organised in line with the following three key categories: non-traded interest rate risk (NTIRR); non-traded foreign exchange risk; and non-traded equity risk.

Interest rate risk
NTIRR arises from the provision to customers of a range of banking products that have differing interest rate characteristics. Therefore, when aggregated, these products form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market interest rates. Mismatches in these characteristics can give rise to volatility in net interest income as interest rates rise and fall.

NTIRR comprises four primary risk factors: repricing risk, yield curve risk, basis risk and optionality risk. For more information, see page 329.

Foreign exchange risk
Non-traded foreign exchange risk exposures for the Group arise from two main sources:

•
the capital deployed in foreign subsidiaries, branches and associates and related currency funding where it differs from sterling (these exposures are known as structural foreign exchange exposures); and

•	customer transactions and profits and losses in a currency that are not conducted in the functional currency of the transacting operation.

Equity risk
Non-traded equity risk is the potential variation in the Group’s income and reserves arising from changes in the values of non-trading book equity positions. Equity exposures arise through strategic acquisitions, venture capital investments and GRG restructuring arrangements.

Pension risk
The Group’s pension-related activities also give rise to market risk. Refer to page 351 and 352 for more information on risk related to pensions.

Business review Risk and balance sheet management

Market risk continued
Sources of risk continued
Linkage to balance sheet*
The table below analyses the Group’s balance sheet by trading and non-trading business.

		Trading	Non-trading
	Total	business (1)	business (2)	Non-trading business
2013	£bn	£bn	£bn	Primary risk factor
Assets
Cash and balances at central banks	82.7	—	82.7	Interest rate, foreign exchange
Net loans and advances to banks	27.6	9.3	18.3	Interest rate
Net loans and advances to customers	390.8	19.4	371.4	Interest rate
Reverse repurchase agreements and stock borrowing	76.4	75.7	0.7	Interest rate
Debt securities	113.6	56.7	56.9	Interest rate
Equity shares	8.8	7.2	1.6	Equity
Derivatives	288.0	284.9	3.1	Interest rate, foreign exchange
Settlement balances	5.6	5.6	—
Other assets	34.4	—	34.4	Interest rate
Total assets	1,027.9	458.8	569.1

Liabilities
Deposits by banks	35.3	19.2	16.1	Interest rate
Customer deposits	414.4	9.7	404.7	Interest rate
Repurchase agreements and stock lending	85.1	73.6	11.5	Interest rate
Debt securities in issue	67.8	19.7	48.1	Interest rate
Settlement balances	5.3	5.3	—
Short positions	28.0	28.0	—
Derivatives	285.5	283.4	2.1	Interest rate, foreign exchange
Subordinated liabilities	24.0	—	24.0	Interest rate
Other liabilities	23.3	—	23.3	Interest rate, credit spreads
Total liabilities	968.7	438.9	529.8

Notes:
(1)
Trading businesses are entities that primarily have exposures that are classified as trading book under regulatory rules. For these exposures, the main methods used by the Group to measure market risk are discussed under Traded market risk - Risk measurement on page 318.

(2)
Non-trading businesses are entities that primarily have exposures that are not classified as trading book. For these exposures, with the exception of pension-related activities, the main measurement methods are sensitivity analysis of net interest income, internal non-traded VaR and fair value calculations; for more information, refer to pages 329 to 335.

*unaudited

Business review Risk and balance sheet management

Market risk continued
Governance structure
For general information on risk governance in the Group, see the Risk governance section on page 171.

The Group Chief Risk Officer (CRO) delegates responsibility for day-to-day control of market risk to the traded and non-traded market risk functions. Responsibility for controlling market risk in divisions is delegated to divisional market risk functions, the heads of which are accountable to divisional CROs, who in turn are accountable to the Group CRO.

Risk management
Frameworks and processes common to both traded and non-traded market risk management are described in this sub-section. Separate sub-sections on traded and non-traded market risk follow, which provide more detailed information specific to the management and measurement of these two risk types.

Risk appetite and limit framework*
Market risk appetite is the level of market risk that the Group accepts when pursuing its business objectives, taking into account both projected and stressed scenarios. The Group has a comprehensive structure and controls in place aimed at ensuring that this appetite is not exceeded.

The Group’s qualitative market risk appetite is set out in policy statements. These define the governance, responsibilities, control framework and requirements for the identification, measurement, analysis, management and reporting of market risk arising from the Group’s trading and non-trading activities. These policies are also cascaded, as appropriate, to the Group’s legal entities, divisions and businesses to ensure there is a consistent control framework throughout.

Group market risk limits that express its market risk appetite in quantitative terms for trading and non-trading activities are proposed by, respectively, the heads of traded and non-traded market risk. Once approved by the ERF, these limits establish a set of comprehensive boundaries within which business activities are conducted and monitored. The heads of traded and non-traded market risk cascade the Group market risk limits down to the legal entities and divisions. The divisional market risk functions are responsible for cascading legal entity and divisional market risk limits to lower levels as appropriate.

The limit framework comprises not only Group limits but also legal entity, divisional and lower level limits and aims to capture all material market risks arising from the Group’s activities.

The limit framework at the Group level comprises Value at Risk (VaR), Stressed Value at Risk (SVaR), sensitivity and stress limits (for more details on VaR and SVaR, see pages 318 to 328). The limit framework at the divisional, legal entity and lower levels also comprises additional metrics that are specific to the market risk exposures within its scope. These additional metrics aim to control various risk dimensions such as product type, exposure size, aged inventory, currency and tenor.

The limits are reviewed to reflect changes in risk appetite, business plans, portfolio composition and the market and economic environments.

Limit breaches at the Group level require escalation by the head of traded market risk or the head of non-traded market risk, as appropriate, to the ERF and the Group CRO. Limit breaches at the divisional or legal entity level require escalation by the head of the relevant divisional market risk function to the head of traded market risk or the head of non-traded market risk, as appropriate.

Valuation and independent price verification
Traders are responsible for marking-to-market their trading book positions daily, ensuring that assets and liabilities in the trading book are measured at their fair value. Any profits or losses on the revaluation of positions are recognised daily.

Business unit controllers are responsible for ensuring that independent price verification processes are in place covering all trading book positions held by their business. Independent price verification is the key control over front office marking of positions.

For more information on valuation controls, refer to page 404. The validation of pricing models is discussed below.

Model validation
This sub-section discusses the independent model validation framework governing both pricing models and risk models (including Value-at-Risk).

The Group uses a variety of models to manage and measure market risk, as described below. These models comprise pricing models (used for valuation of positions) and risk models (for risk measurement and capital calculation purposes). They are developed in both divisional units and Group functions and are subject to independent review and sign-off.

The Group has a dedicated independent model review and challenge function - Group Risk Analytics (GRA) - which performs reviews of relevant models in two instances: (i) for new models or amendments to existing models and (ii) as part of its ongoing programme to assess the performance of these models.

A new model is typically introduced when an existing model is no longer fit for purpose or a new product requires a new methodology or model to quantify the risk appropriately. Amendments are usually made when a weakness is identified during use of a model or following analysis either by the model developers in the divisions or by GRA.

GRA also reassesses the appropriateness of approved models following significant market or regulatory developments or portfolio changes. The mechanics of the review process are the same as those for new models.

Pricing models*
Pricing models are developed by a dedicated front office team, in conjunction with the trading desk. They are used for the valuation of positions for which prices are not directly observable and for the risk management of the portfolio.

Any pricing models that are used as the basis for valuing books and records are subject to approval and oversight by asset-level modelled product review committees.

*unaudited

Business review Risk and balance sheet management

Market risk continued
Risk management continued
These committees comprise representatives of the major stakeholders in the valuation process - trading, finance, market risk, model development and model review functions.

The review process comprises the following steps:

•
The committees prioritise models for GRA review, considering the materiality of the risk booked against the model and an assessment of the degree of model risk, that is the valuation uncertainty arising from the choice of modelling assumptions.

•	GRA quantifies the model risk by comparing front office model outputs with those of alternative models independently developed by GRA.

•	The sensitivities derived from the pricing models are validated.

•	The conclusions of the review are used by Market Risk to inform risk limits and by Finance to inform model reserves.

Risk models*
All new risk models are subject to GRA review and sign-off.

All model changes are approved through model governance at the divisional level. Changes to existing models that have an impact on VaR exceeding 5% at legal entity level or 15% at a major business level are also subject to GRA review and sign-off as are all model changes that require regulator approval before implementation.

The traded market risk team in Markets also performs regular VaR model testing, which is discussed in more detail under Risk measurement - Value at Risk on page 318.

GRA’s independent review comprises some or all of the following steps, as appropriate:

•	Testing and challenging the logical and conceptual soundness of the methodology;

•
Testing the assumptions underlying the model, where feasible, against actual behaviour. In its validation report, GRA will opine on the reasonableness and stability of the assumptions and specify which assumptions, if any, should be routinely monitored in production;

•	Testing whether all key market risks have been sufficiently captured;

•	Re-applying the Group's proposed approach to verify that the same outcome is achieved;

•	Comparing outputs with results from alternative methods;

•	Testing parameter selection and calibration;

•	Ensuring model outputs are sufficiently conservative in areas where there is significant model uncertainty;

•	Confirming the applicability of tests for accuracy and stability; recalculating and ensuring that results are robust; and

•	Ensuring appropriate sensitivity analysis has been performed and documented.

Based on the review and findings from GRA, an internal model governance committee with appropriate delegated authority considers whether a model can be approved for use and whether any conditions need to be imposed, including those relating to the remediation of material issues raised through the review process. Once approved through internal governance, the new or amended model is implemented. Models used for regulatory reporting may additionally require PRA approval before implementation.

GRA also reassesses the appropriateness of approved risk models annually.

Traded market risk
Risk management
The governance framework, risk management principles and appetite and limit framework applicable to the Group’s management of market risk are covered by the discussion on page 171. More specific information on the Group’s management of traded market risk is provided below.

Identification and assessment
Identification and assessment of traded market risk is achieved through gathering, analysing, monitoring and reporting market risk information by business line or at a consolidated level. Industry expertise, continued system developments and techniques such as stress testing are also used to enhance the effectiveness of the identification of all material market risks.

This is complemented by the Group’s New Product Risk Assessment process, which requires market risk teams to assess and quantify market risk associated with all proposed new products.

Reporting and monitoring
The Group’s traded market risk exposures are monitored against limits and analysed daily by market risk reporting and control functions. A daily report that summarises the Group’s market risk exposures against the limits set by the ERF is sent to the Group CRO, divisional CROs and market risk managers across the divisions.

Divisional market risk functions also prepare daily risk reports that detail exposures against a more granular set of limits and triggers.

Limit reporting is supplemented with regulatory capital and stress testing information as well as ad hoc reporting.

Finally, a market risk update is included in the monthly risk management report sent to Group Board. The update covers the key risks and trends, together with a discussion of relevant issues and market topics.

*unaudited

Business review Risk and balance sheet management

Market risk continued
Traded market risk continued
Mitigation
To ensure approved limits are not breached and that the Group remains within its risk appetite, triggers at Group, legal entity and divisional levels have been set such that if exposures exceed a specified level, action plans are developed by the front office, Market Risk and Finance.

Counterparty Exposure Management
Management of the over-the-counter derivative counterparty credit risk and funding risk is carried out by the Counterparty Exposure Management (CEM) desk in Markets. CEM actively manages risk exposures and concentrations on behalf of both Markets and Non-Core. The hedging transactions CEM enters into are booked in the trading book and therefore contribute to the Group’s market risk VaR exposure and capital.

Risk measurement
The Group uses a comprehensive and complementary set of methodologies and techniques to measure traded market risk that collectively ensure a complete approach to the measurement of material market risks.

The Group's main measurement methods are VaR and SVaR. Risks that are not adequately captured by these model methodologies are captured by the Risks Not in VaR (RNIV) framework to ensure that the Group is adequately capitalised for market risk. In addition, stress testing is used to identify any vulnerabilities and potential losses in excess of VaR and SVaR.

These methods have been designed to capture correlation effects and allow the Group to form an aggregated view of its traded market risk across risk types, markets and business lines while also taking into account the characteristics of each risk type.

Each of these methodologies and techniques is discussed in more detail below.

Value at-risk
VaR is a statistical estimate of the potential change in the market value of a portfolio (and, thus, the impact on the income statement) over a specified time horizon at a given confidence level.

For internal risk management purposes, the Group’s VaR assumes a time horizon of one trading day and a confidence level of 99%. The Group's VaR model is based on a historical simulation, utilising data from the previous 500 days on an equally weighted basis.

The Group’s internal traded VaR model captures all trading book positions including those approved by the regulator.  In 2013, improvements were made to the risk sensitivities associated with funding valuation adjustments (FVAs), which resulted in a reduction in the hedge portfolio.  At the point of implementation, the impact on RBS plc was a £9 million decrease in 1-day 99% regulatory VaR and an associated £42 million decrease in regulatory SVaR. The current internal VaR methodology does not include credit valuation adjustment (CVA) and FVA exposures as these are out of scope of the measure, although the Group is planning to include these in its internal VaR measure in 2014. For an explanation of the distinction between internal VaR and regulatory VaR, see page 325.

The RBS internal VaR model captures the impact on the income statement of the following risk factors:

•
Interest rate risk, which arises from the impact of changes in interest rates and volatilities on cash instruments and derivatives. This includes interest rate tenor basis risk and cross-currency basis risk.

•	Credit spread risk, which arises from the impact of changes in the credit spreads of sovereign bonds, corporate bonds, securitised products and credit derivatives.

•	Currency risk, which arises from the impact of changes in currency rates and volatilities.

•	Equity risk, which arises from the impact of changes in equity prices, volatilities and dividend yields.

•	Commodity risk, which arises from the impact of changes in commodity prices and volatilities.

The risk factors presented above are sufficient to define the Group’s overall market risk exposures. In addition, the following risks, which are components of the above-mentioned risk factors, are also monitored by individual businesses to identify and address any material concentrations:

•	Basis risk, which is the risk that imperfect correlation between two instruments in a hedging strategy creates the potential for excess gains or losses, thus adding risk to the position;

•	Prepayment risk, which is the risk associated with early unscheduled return of principal on a fixed rate security; and

•	Inflation risk, which is the risk of a decrease in the value of instruments as a result of changes in inflation rates and associated volatilities.

Business review Risk and balance sheet management

Market risk continued
Traded market risk continued
VaR limitations*
Historical VaR and the Group’s implementation of this risk measurement methodology have a number of known limitations, as summarised below, and the Group’s VaR should be interpreted in light of these. The Group’s approach is to supplement VaR with other risk metrics that address these limitations to ensure appropriate coverage of all material market risks.

•
Historical simulation VaR may not provide the best estimate of future market movements. It can only provide a forecast of portfolio losses based on events that occurred in the past. The Group model uses the previous two years of data; this period represents a balance between model responsiveness to recent shocks and risk factor data coverage.

•
The use of a 99% confidence level VaR statistic does not provide information about losses beyond this level, usually referred to as ‘tail’ risks. These risks are more appropriately assessed using measures such as Stressed VaR and stress testing.

•
The use of a one-day time horizon will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day. This may not fully reflect market risk at times of severe illiquidity in the market when a one-day period may be insufficient to liquidate or hedge positions fully. Thus, the regulatory VaR that is used for modelled market risk capital uses a ten-day time horizon.

•
When the Group uses ten-day risk factor changes in the calculation of the regulatory VaR, the ten-day periods overlap, which can introduce an autocorrelation bias in the 99% confidence level VaR statistic. The analysis performed has shown the bias to be small and acceptable for a ten-day period.

•
The Group computes the VaR of trading positions at the close of business. Positions may change substantially during the course of the trading day and so intra-day price volatility and trading may not be captured by the model.

•
The data used in the model are collected from global sources. For some sources, local end-of-day, rather than London end-of-day, data may be used. This timing mismatch is more material for 1-day return periods than for 10-day periods (which are used for capitalisation purposes) as the overlaps are inherently smaller across shorter periods. When deciding whether or not to use local end-of-day timing, the internal model review committee balances the principle of aligning the treatment of positions and their associated hedges against the goal of using London end-of-day timing consistently.

•
Risk factors relevant to a specific portfolio may be omitted, due to a lack of reliable data, or the use of proxy risk factors, for example. The Group has developed the RNIV framework to address these issues.

1-Day 99% traded internal VaR graph, 2013.*

Note:
(1)	The internal 99% 1-day VaR does not distinguish between regulator approved products and therefore includes a broader range of products. Refer to page 325 for discussion of regulatory VaR.

*unaudited

Business review Risk and balance sheet management

Market risk continued
Traded market risk continued
1-day 99% traded internal VaR table
The table below analyses the internal VaR for the Group’s trading portfolios, segregated by type of market risk exposure, and split between Core, Non-Core and CEM.

	2013				2012				2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	37.2	44.1	78.2	19.1	62.6	75.6	95.7	40.8	53.4	68.1	79.2	27.5
Credit spread	60.0	37.3	86.8	33.3	69.2	74.1	94.9	44.9	82.7	74.3	151.1	47.4
Currency	8.6	6.5	20.6	3.6	10.3	7.6	21.3	2.6	10.3	16.2	19.2	5.2
Equity	5.8	4.1	12.8	3.2	6.0	3.9	12.5	1.7	9.4	8.0	17.3	4.6
Commodity	0.9	0.5	3.7	0.3	2.0	1.5	6.0	0.9	1.4	2.3	7.0	—
Diversification (1)		(23.7)				(55.4)				(52.3)
Total	79.3	68.8	118.8	42.1	97.3	107.3	137.0	66.5	105.5	116.6	181.3	59.7

Core	64.2	52.4	104.6	35.6	74.6	88.1	118.0	47.4	75.8	89.1	133.9	41.7
Non-Core	19.3	15.2	24.9	14.9	30.1	22.8	41.9	22.0	64.4	34.6	128.6	30.0

CEM	58.1	43.5	85.4	39.4	78.5	84.9	86.0	71.7	50.1	75.8	78.8	30.3
Total (excluding CEM)	37.2	33.6	60.4	19.1	47.1	57.6	76.4	32.2	75.5	49.9	150.0	41.6

Note:
(1)
The Group benefits from diversification as it reduces risk by allocating positions across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points
•
The Group’s period end and average interest rate VaR declined in 2013 compared with 2012. The reduction was mainly seen in Q1 2013, when the rates desk significantly de-risked its exposures and repositioned itself to manage concentrations. In addition, CEM’s contribution to VaR decreased due to improvements in the capture of valuation adjustment risk within VaR metrics. The volatility seen in the second half was also due to rate volatility reflecting Bank of England and European Central Bank rate announcements and a US Federal Reserve announcement regarding tapering of its quantitative easing programme.

•
The Group’s period-end and average credit spread VaR declined in 2013 compared with 2012. This decline was driven by an ongoing reduction in inventory as part of Group-wide efforts to reduce RWAs ahead of CRD IV implementation. Risk reduction during the first half of the year was aided by the flow business reducing the complexity of its trading operations. In the second half of the year, the VaR decrease was driven by a reduction in the asset-backed securities inventory.

•	The Group's Core and CEM period end and average VaR declined, driven by the declines in the interest rate and credit spread VaR.

•	The decrease in average and period end Non-Core VaR reflects the Group's risk reduction strategy.

•	During H2 2013, some positions from businesses were migrated to the newly created Run-off and Recovery (ROR) unit in Markets. At 31 December 2013, the VaR on the ROR business was £6.0 million.

Business review Risk and balance sheet management

Market risk continued
Traded market risk continued
VaR validation*
In addition to the independent VaR model reviews carried out by GRA (discussed on page 317), a dedicated model-testing team within Market Risk works with the risk managers to:
•	Test the accuracy of the valuation methods used in the VaR model on appropriately chosen test portfolios and trades.

•	Apply in-house models to perform advanced internal back-testing to complement the regulatory back-testing.

•	Ensure that tests capture the effect of using external data proxies where these are used.

•	Identify risks not adequately captured in VaR, and ensure that such risks are addressed via the RNIV framework (see page 323).

•	Identify any model weaknesses or scope limitations and their impact.

•	Identify and give early warning of any market or portfolio weakness that may become significant.

As well as being an important market risk measurement and control tool, the VaR model is also used to determine a significant component of the market risk capital requirement (see page 327 for more information on calculation of capital requirements). Therefore, it is subject to not only ongoing internal review and validation but also regulator-prescribed back-testing.

VaR back-testing*
The main approach employed to assess the ongoing model performance is back-testing, which counts the number of days when a loss exceeds the corresponding daily VaR estimate, measured at a 99% confidence level.

There are two types of profit and loss (P&L) used in back-testing comparisons: Clean P&L and Hypothetical (Hypo) P&L.

The Clean P&L figure for a particular business day is the firm’s actual P&L for that day in respect of the trading activities within the scope of the firm’s regulatory VaR model, adjusted by stripping out:

•	Fees and commissions;

•	Brokerage;

•	Additions to, and releases from, reserves that are not directly related to market risk; and

•	Any Day 1 P&L exceeding an amount of £500,000 (per transaction).

The Hypo P&L reflects the firm’s Clean P&L excluding any intra-day activities.

A portfolio is said to produce a back-testing exception when the Clean or Hypo P&L exceeds the VaR level on a given day. Such an event may be caused by a large market movement or may highlight issues such as missing risk factors or inappropriate time series. Any such issues identified are analysed and addressed through taking appropriate remediation or development action. The Group monitors both Clean and Hypo back-testing exceptions.

Regulatory back-testing is performed and reported on a daily basis for legal entities and major business portfolios. Divisional market risk teams also perform back-testing at the lower levels as part of the internal ongoing VaR model validation.

The back-testing described above primarily applies to Markets and Non-Core models, which are approved by the regulators. However, where appropriate, back-testing is also performed for other portfolios that are not subject to regulatory approval.

The graph below presents 1-day 99% regulatory VaR vs. Hypo P&L for RBS plc, the Group's largest legal entity by market risk RWAs and positions.

Business review Risk and balance sheet management

Market risk continued
Traded market risk continued
VaR back-testing*
The table below shows regulatory back-testing exceptions for a period of 250 days for 1-day 99% traded regulatory VaR vs. Clean and Hypo P&L for the legal entities approved by the PRA and De Nederlandsche Bank.

	Back-testing exceptions		Model
Description	Clean	Hypo	status
The Royal Bank of Scotland plc	—	—	Green
National Westminster Bank Plc	1	1	Green
RBS Securities Inc	—	—	Green
RBS Financial Products Inc	—	—	Green
The Royal Bank of Scotland N.V.	1	1	Green

Key points
•
Statistically the Group would expect to see back-testing exceptions 1% of the time over a one-year period. From a capital requirement perspective, the PRA categorises a firm’s VaR model as green, amber or red. A green model status is consistent with a satisfactory VaR model and is achieved for models that have four or fewer exceptions in a continuous 12 month period. The Group’s VaR model has maintained a green status for its regulated legal entities and hence has considered that no action is required to rectify or adapt its VaR models.

•	The exception at the NatWest level was mainly driven by a large move in inflation following an Office of National Statistics announcement in January that it would not be changing the RPI calculation.

•	The exception at the RBS NV level was primarily a result of a significant rise in Indian bond yields as the country’s central bank unexpectedly raised benchmark interest rates by 200 basis points.

The table below shows internal back-testing exceptions for a period of 250 days for 1-day 99% traded internal VaR vs. Clean and Hypo P&L for major Markets businesses.
	Back-te sting exceptions
Description	Clean	Hypo
Asset Backed Products	—	—
Treasury Markets	—	—
Emerging Markets	—	—
Equities	—	—
Currency Options	1	1
Interest Rate Options North America	—	—
Non Linear Trading	2	2
Delta Flow (flow rates)	1	1
CEM Funding (derivative funding risk)	—	—
Flow Credit	—	—
Currencies	—	6

Key points
•
As mentioned above, statistically the Group would expect to see back-testing exceptions 1% of the time over a one-year period. At Group level, there were no exceptions during 2013, confirming that the model was satisfactory.

•	The businesses presented in the table above are subject to quarterly governance by the PRA. For some of these businesses, exceptions were noted during 2013 and analysis conducted as explained below.

•
The exceptions in Currency Options, Non-Linear Trading and Delta Flow occurred in the normal course of business and were mainly related to volatile currencies and rates following a Bank of England announcement on interest rates, a US Federal Reserve announcement regarding tapering of its quantitative easing programme and a statistical release indicating slow growth in the Chinese economy.

•
The exceptions in Currencies were mainly due to currency fluctuations, driven primarily by increased volatility in the Australian dollar, Singapore dollar and Japanese yen. Investigation into the number of exceptions confirmed that the VaR model used for this business was satisfactory.

Business review Risk and balance sheet management

Market risk continued
Traded market risk continued
Stressed VaR (SVaR)*
As with VaR, the SVaR technique produces estimates of the potential change in the market value of a portfolio, over a specified time horizon, at a given confidence level. SVaR is a VaR-based measure using historical data from a one-year period of stressed market conditions.

The risk system simulates 99% VaR on the current portfolio for each 260-day period from 1 January 2005 to the current VaR date, moving forward one day at a time. The SVaR is the worst VaR outcome of the simulated results.

This is in contrast with VaR, which is based on a rolling 500-day historical data set. For the purposes of both internal risk management and regulatory SVaR calculation, a time horizon of ten trading days is assumed with a confidence level of 99%.

Trading SVaR*
	2013	2012
	£m	£m
Total Group	309	396
Core Markets	298	372
Non-Core	51	69

Key point
•
The Group's period end SVaR declined in 2013 compared with 2012. This is consistent with the observed decrease in VaR during 2013 and is primarily driven by significant de-risking of interest rate exposures and reduction in the asset-backed securities inventory.

Risks not in VaR (RNIVs)*
The RNIV approach is used for market risks that fall within the scope of VaR and SVaR but that are insufficiently captured by the model methodology, for example due to a lack of suitable historical data. The RNIV framework has been developed to quantify these market risks and to ensure that the Group holds adequate capital.

The need for an RNIV is typically identified in one of the following two circumstances: (i) as part of the New Product Risk Assessment process, when a risk manager assesses that the associated risk is not adequately captured by the VaR model; or (ii) as a result of a recommendation made by GRA or the model validation team when reviewing the VaR model.

The RNIVs provide a capital estimate of risks not captured in the VaR model and are regularly reported and discussed with senior management and the regulator. The methodology used in the RNIV calculation is internally reviewed by the model-testing team. Where appropriate, risk managers set sensitivity limits to control specific risk factors giving rise to the RNIV. RNIVs form an integral part of the Group’s ongoing model and data improvement efforts to capture all market risks in scope for model approval in VaR and SVaR. Since the introduction of the RNIV framework, the Group has made significant progress in transitioning RNIVs into the VaR model.

The Group adopts two approaches for the quantification of RNIVs:

•	A standalone VaR approach. Under this approach, two values are calculated: (i) the VaR RNIV; and (ii) the SVaR RNIV.

•
A stress-scenario approach. Under this approach, an assessment of ten-day extreme, but plausible, market moves is used in combination with position sensitivities to give a stress-type loss number - the stressed RNIV value.

In 2013, for each legal entity covered by the PRA VaR model waiver, RNIVs above a regulatory defined threshold were aggregated to obtain the following three measures: (i) Total VaR RNIV; (ii) Total SVaR RNIV; and (iii) Total stressed RNIV. In each of these categories, potential diversification benefits between RNIVs are ignored.

The top ten RNIVs represent approximately two thirds of the total RNIV capital requirement.

RNIVs are broadly classified as follows:

•	Proxied sensitivities or risk factors: to cover instruments for which market data is not available.

•	Higher-order sensitivity terms: to account for the fact that the Group’s VaR model is based on a P&L approximation function rather than full repricing of deals.

•	Interpolation and re-bucketing inaccuracy: to cover residual errors resulting from the pre-processing of risk factors into a standard set across tenors.

•	Data selection bias: to cover the possibility of suboptimal data sources being selected for risk factors.

•	Static pricing parameters: to cover the possibility that suboptimal assumed values are used for certain unobserved parameters in pricing models.

•	Missing basis risks: to cover cases where data sources are not detailed enough to differentiate the risks of long and short pairs of closely related instruments.

The most material of these are proxy or basis risks, followed by higher-order sensitivity risks.

RNIVs that are related specifically to instruments that have level 3 valuation hierarchy assumptions (see pages 410 to 415) are mainly included in the following categories: proxied sensitivities or risk factors; higher-order sensitivity terms; and static pricing parameters.

*unaudited

Business review Risk and balance sheet management

Market risk continued
Traded market risk continued
Risks not in VaR (RNIVs)*
The table below analyses capital requirements related to RNIVs.
	2013	2012
	£m	£m
Risks Not in VaR (RNIV)	30	94
Risks Not in SVaR (RNISV)	39	149
Stressed RNIV (SRNIV)	149	187
	218	430

Key points
•	The decreases in the VaR RNIV and SVaR RNIV were driven by progress in obtaining reliable sources of equity market data and by an improvement in the VaR model for asset-backed products.

•	The decrease in the Stressed RNIV primarily reflected a reduction in RBSSI’s asset-backed products exposures.

Stress testing*
The Group undertakes daily market risk stress testing to identify vulnerabilities and potential losses in excess of or not captured in VaR. The calculated stresses measure the impact of changes in risk factors on the fair values of the Group’s trading and available-for-sale portfolios.

The Group conducts scenario-based sensitivity analysis and historical, macroeconomic and bottom-up stress testing.

Scenario-based sensitivity analysis measures the sensitivity of the current portfolio to defined movements in market risk factors. These risk factor movements and the resulting valuation changes are typically smaller than those considered in other stress tests.

Historical stress testing is a measure that is used for internal management. Using a similar technical framework to VaR, the current portfolio is stressed using historical data since 1 January 2005. The methodology simulates the impact of the worst loss that would be incurred by historical risk factor movements over the period, assuming a holding period specific to the risk factors and the businesses. At present, a holding period of 60 business days is applied for credit risk factors (including in the case of ABS) and for the AFS portfolios that are held by Markets Treasury and generally a period of 10 business days for other risk factors. The Group reviews the holding periods annually and is considering introducing greater distinction between the liquidity assumptions associated with each risk factor.

The main strength of this methodology is that it is founded on objective data and the potential loss is directly informed by real-life examples. As with all historically based methodologies, an obvious limitation is that the approach it is not forward-looking. However, this weakness is materially addressed by the other stress testing approaches that constitute the RBS stress testing framework.

Historical stress tests form part of the Group market risk limit framework and their results are reported daily to senior management.

Macroeconomic stress tests are carried out periodically as part of the firm-wide, cross-risk capital planning process. The scenario narratives are translated into risk factor shocks using historical events and insights by economists, risk managers and the front office. Market risk stress results are combined with those for other risks into the capital plan that is presented to the Board. The cross-risk capital planning process is conducted twice a year, in April/May and October/November, with a planning horizon of five years. The scenario narratives cover both regulatory scenarios such as the PRA Anchor and Fed Stress comprehensive capital assessment review (CCAR) and macroeconomic scenarios identified by the firm such as a Euro Break-Up and the US Fiscal Cliff.

Bottom-up stress testing begins with the analysis of a portfolio and expresses the key vulnerabilities of the portfolio in terms of plausible, so-called vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, forward-looking, macroeconomic or hypothetical. Bottom-up stress testing is used for internal management information and is not subject to limits. However, relevant scenarios are reported to senior management.

Economic capital
A market risk economic capital framework was developed in 2013 and will be introduced in the Group’s internal reporting during 2014.

The associated models calculate the market and default risk in the trading book. The results are annualised to be consistent with the other Group economic capital models to permit consolidation of all risk types as part of the Group-wide economic capital programme.

Other risk measures
In addition to SVaR and stress tests, the Group uses a range of other risk measures to complement VaR. These measures often represent local (small-amplitude) risk calculations which provide valuable additional controls, often at individual desk or business unit level. They mainly include, but are not limited to, sensitivity and position-based risk measures.

Sensitivity measures refer to the changes in deal or portfolio value that result from small changes in market parameters that are subject to the Group market risk limit framework.

Position-based measures are also used and are stated in terms that relate directly to the business activity they are applied to. Examples of such measures include the aggregate open foreign exchange position or the long, short and net amount of security or currency held and aged inventory in trading books.

*unaudited

Business review Risk and balance sheet management

Market risk continued
Traded market risk continued
Regulatory capital*
Regulatory treatment
The market risks subject to capital requirements under Pillar 1 are primarily interest rate, credit spread and equity risks in the trading book and foreign exchange and commodity risks in both the trading and non-trading books. Interest rate and equity risks are split between general and specific risks. General risks represent market risks due to a move in a market as a whole, such as a main index or yield curve, while specific risks represent market risks arising from events particular to an underlying issuer.

Firms can choose from two broad methodologies to calculate their market risk capital charge: (i) the standard rules, whereby regulator-prescribed rules must be applied, and (ii) the internal model approach, where, subject to regulatory approval, a model such as VaR is used to calculate the capital charge.

RBS uses both methods, with the internal model approach being used to calculate about 86% of its capital charge.

VaR and SVaR capture general and specific risks but not risks arising from the impact of defaults and rating changes associated with traded credit products and their derivatives. For these risks, three product-dependent approaches are used:

•	The Incremental Risk Charge (IRC) model captures risks arising from defaults and rating changes risks for the more liquid traded credit instruments and their derivatives.

•	The All Price Risk (APR) model covers the generally lower-liquidity correlation trades and their liquid hedges (such as first-to-default basket trades).

•	Securitisation and re-securitisation risks in the trading book are treated with the non-trading book standardised capitalisation approach.

RWAs by legal entity and by regulatory approach*
Market risk RWAs of £30.3 billion and minimum capital requirement of £2.4 billion are analysed below.

Regulatory VaR*
The Group’s VaR model has been approved by the PRA to calculate its regulatory market risk capital requirement for the trading book for those legal entities under its jurisdiction. These legal entities are The Royal Bank of Scotland plc, RBS Securities Inc, RBS Financial Products Inc, and National Westminster Bank Plc.

While internal VaR provides a measure of the economic risk, regulatory VaR is one of the measures of regulatory capital by legal entity.

The calculation of regulatory VaR differs from that of the internal VaR as it takes into account only regulator-approved products, locations and legal entities and it is based on a ten-day, rather than a one-day, holding period for market risk capital calculations.

The PRA approval covers general market risk in interest rate, foreign exchange, equity and commodity products and specific market risk in interest rate and equity products.

*unaudited

Business review Risk and balance sheet management

Market risk continued
Traded market risk continued
VaR back-testing*
For the Group’s trading book, a green model status was maintained throughout 2013. For details of back-testing results for regulatory VaR, refer to the table on page 322.

Regulatory SVaR*
The Group’s SVaR model has also been approved by the PRA for use in the capital requirement calculation. The regulatory SVaR differs from internal SVaR as it covers only regulator-approved products, locations and legal entities.

Risks not in VaR (RNIVs)*
As discussed earlier, the Group has an established RNIV framework that ensures that the risks not captured in VaR are adequately covered by its capital.

The RNIV framework does not include tail event risks; these risks are covered indirectly by the regulatory multiplier applied to VaR and directly by relevant charges, e.g. IRC, APR and gap risk discussed below.

Gap risk*
Certain traded products are structured with buffers so that losses below a certain level are borne by the Group’s counterparties. These products may, however, exhibit large sudden market movements in excess of their buffer, which may result in losses for the Group. The VaR model does not fully capture the risk to the Group presented by these products. The gap risk model takes into account the liquidity of the products and the likely effectiveness of the buffer and produces an additional capital requirement for the relevant products.

This risk is concentrated in the equities business in Markets. Markets’ exposure to gap risk was not material in 2013 as the portfolios considered under this framework have been significantly reduced.

Incremental risk charge (IRC)*
The IRC model aims to quantify the impact of defaults and rating changes on the market value of bonds, credit derivatives and other related positions held in the trading book. It also captures basis risks between different instruments, different product maturities and different but related reference entities. Like the internal ratings-based approach for credit risk, it is calculated over a one-year holding period at a 99.9% confidence level.

The multivariate behaviour of positions is modelled via the relevant reference entities using a single-factor model (Gaussian Copula), which allows a more efficient calculation of the charge using numerical integration.

The model is mainly driven by three-month transition, default and correlation parameters. The portfolio impact of correlated defaults and rating changes is assessed with reference to the resulting change in the market value of positions, which is determined using stressed recovery rates and modelled credit spread changes. Individual instrument revaluation vectors are used to capture non-linear behaviour.

The model has different parameters for sovereign and corporate exposures. The model reflects the overall liquidity of each position referencing an entity, arising from product type, product maturity and product concentration characteristics.

A constant level of risk is assumed and achieved by replacing positions that default or migrate in one period with equivalent positions. The average liquidity horizon at the year end was 3.7 months (2012 - 4.6 months).

All price risk (APR)*
The APR model determines the capital that should be held against all material price risks, including those arising from defaults and credit rating changes affecting securities in the hedged portfolio, using a 99.9% confidence level over a one year time horizon.

This model is applied to the correlation trading portfolio subject to certain eligibility criteria (principally that the underlying names be liquid corporate CDS positions).

The most significant risks are credit spread risk, credit (base) correlation risk, index basis risk, default risk and recovery rate risk. In addition, losses due to both hedging costs and hedge slippage are modelled. The overall APR capital charge is floored at 8% of the corresponding standard rules charge for the same portfolio.

RBS no longer has market risk exposure to corporate CDOs in the trading book. It has residual exposure to nth-to-default basket swaps, many of which have matured. As a consequence, the APR charge for RBS is small.

*unaudited

Business review Risk and balance sheet management

Market risk continued
Traded market risk continued
Market risk capital*
Minimum capital requirements
The following table analyses the market risk minimum capital requirement, calculated in accordance with Basel 2.5.

	2013	2012	2011
	£m	£m	£m
Interest rate position risk requirement	147	254	1,107
Equity position risk requirement	1	1	3
Option position risk requirement	10	26	26
Commodity position risk requirement	13	2	2
Foreign currency position risk requirement	39	12	10
Specific interest rate risk of securitisation positions	123	156	250
Total (standard method)	333	451	1,398
Pillar 1 model based position risk requirement	2,086	2,959	3,725
Total market risk minimum capital requirement	2,419	3,410	5,123

The following table analyses the principal contributors to the Pillar 1 model based position risk requirement presented in the previous table.
	2013
	Average (1)	Maximum (1)	Minimum (1)	Period end	2012	2011
	£m	£m	£m	£m	£m	£m
Value-at-risk (VaR) (1)	745	875	564	576	825	887
Stressed VaR (SVaR)	1,056	1,266	830	841	1,226	1,682
Incremental risk charge (IRC)	390	458	279	443	467	469
All price risk (APR)	11	13	8	8	12	297
Risk not in VaR (RNIV)	286	433	179	218	429	390

Notes:
(1)	The average, maximum and minimum positions are based on the monthly Pillar 1 model based capital requirements.
(2)	All items are expressed in capital requirement terms.

Key points
•
The Group’s total market risk minimum capital requirement fell in 2013, largely driven by the Pillar 1 model-based contributors (primarily VaR, SVaR and RNIV). The standard method requirement also fell, driven by the interest rate position risk requirement and the specific interest rate risk of securitisation positions.

•	The interest rate position risk requirement decreased, primarily due to the migration to VaR of certain trades, the maturity or closing of other trades and a reduction in unmatched positions.

•
The option position risk requirement fell, driven by an increased impact of netting for some types of options. This was partially offset by the inclusion of some emerging market trades in the calculation as part of the migration of portfolios from RBS NV to RBS plc.

•	The foreign currency position risk requirement increased, reflecting accelerated impairments on euro denominated assets in RBS Capital Resolution (RCR).

•	Specific interest rate risk of securitisation positions: This charge decreased due to the disposal of assets, primarily in the AAA and BB rating categories, during the year.

•
The decline in the VaR and SVaR based charges was driven by significant de-risking of rates exposure in RBS plc in the first half of the year. In addition, the improved capture of valuation adjustments in CEM accompanied by market data improvements drove a further reduction in these charges, particularly during the second half of the year.

•
The IRC contribution to the Pillar 1 model based position risk requirement was broadly unchanged. This differs from the figures presented in the IRC table on page 328 for the reasons explained in the note to that table. For more commentary on the IRC, see that table.

•	The decrease in the APR charge was due to the maturing of trades, with significant reductions in the final quarter.

•	For details on the drivers of the decline in the RNIV charge, see the commentary on page 324.

*unaudited

Business review Risk and balance sheet management

Market risk continued
Traded market risk continued
Market risk capital* continued
IRC by rating and product category
The following table analyses the IRC by rating and product.
	Internal ratings (1)
	AAA	AA	A	BBB	BB	B	CCC	Total (1)
2013	£m	£m	£m	£m	£m	£m	£m	£m
Product categories
Cash - ABS	31.4	—	—	0.2	(1.5)	0.1	—	30.2
Cash - regular	73.5	15.5	7.2	132.3	21.4	2.9	33.9	286.7
Derivatives - credit	(4.5)	(1.2)	(4.6)	(21.4)	(19.5)	(13.4)	(23.0)	(87.6)
Derivatives - interest rate	29.7	5.4	0.6	165.5	5.8	0.6	—	207.6
Other	1.7	—	—	—	—	—	—	1.7
Total	131.8	19.7	3.2	276.6	6.2	(9.8)	10.9	438.6

2012
Product categories
Cash - ABS	59.2	—	—	(0.1)	(0.9)	—	—	58.2
Cash - regular	39.5	146.9	9.8	59.9	8.6	16.9	12.7	294.3
Derivatives - credit	(0.3)	(14.0)	4.0	30.4	28.4	5.6	(2.7)	51.4
Derivatives - interest rate	(1.0)	—	1.5	0.1	(2.1)	(0.3)	—	(1.8)
Other	13.8	—	—	—	—	—	—	13.8
Total	111.2	132.9	15.3	90.3	34.0	22.2	10.0	415.9

Notes:
(1)	Based on assessment of S&P, Moody’s and Fitch ratings, where available, or on the Group’s internal master grading scale.
(2)
The figures presented are based on the spot IRC charge at 31 December 2013 and will therefore not agree with the IRC position risk requirement, as this is based on the 60-day average. The figures presented above are in capital terms.

Key points
•
The Group’s IRC was approximately £23 million or 6% higher at 31 December 2013 than one year previously. This rise was primarily due to increased delta trading activity during the year, with significant growth in positions in BBB-rated sovereign issuers including Italy and Spain.

•
By product category, the largest rise was in interest rate derivatives, notably increased positions in BBB-rated Italian floating rate notes. This was partly offset by a decrease in BB and BBB-rated credit derivative products, principally CDS and Index CDS.

•
A model parameter update at the end of 2013, chiefly incorporating additional rating information from the previous 12 months, produced an increased likelihood of certain counterparties being downgraded and, thus, had a moderate upward impact on the charge.

Securitisation positions in the trading book
The following table shows the capital requirement for trading book securitisation positions by rating.

	Ratings (1)
					Non Investment				Capital
	AAA	AA	A	BBB	Grade	Unrated	Total (1,2)	STD PRR (3)	deductions
2013	£m	£m	£m	£m	£m	£m	£m	%	£m
Trading book securitisation charge	8.9	6.2	12.7	35.5	54.5	5.4	123.2	42.9	932.1

2012
Trading book securitisation charge	15.5	7.4	15.2	35.3	75.8	6.2	155.4	36.6	1,369.6

Notes:
(1)	Based on S&P ratings.
(2)	Excludes the capital deductions.
(3)	Percentage of total standardised position risk requirement.

Key point
•	The charge decreased in 2013, due to the disposal of assets, primarily in the AAA and BB rating categories, during the year.

*unaudited

Business review Risk and balance sheet management

Market risk continued
Non-traded market risk
Risk management
The governance framework, risk management principles and appetite and limit framework applicable to the Group’s management of market risk are covered by the discussion on page 171. More specific information on the Group’s management of non-traded market risk is provided below.

The Group manages non-traded market risk, separately for the three key categories: non-traded interest rate risk; non-traded foreign exchange risk; and non-traded equity risk.

Non-traded market risk positions are reported on a regular basis to divisional Asset and Liability Management Committees (ALCOs) and monthly to the Group Balance Sheet Management Committee (BSMCo), Group Asset and Liability Committee (GALCO) and the Group Board, with the exception of equity positions, which are reported quarterly to GALCO.

Interest rate risk
Non-traded interest rate risk (NTIRR) factors are grouped into the following categories:

•
Repricing risk, which arises when asset and liability positions either mature (in the case of fixed-rate positions) or their interest rates reset (in the case of floating-rate positions) at different dates. These mismatches may give rise to net interest income and economic value volatility as interest rates vary.

•
Yield curve risk, which arises from unanticipated changes in the shape of the yield curve, such that rates at different maturity points may move differently. Such movements may give rise to interest income and economic value volatility.

•
The two risk factors above incorporate the duration risk arising from the reinvestment of maturing swaps hedging the Group’s net free reserves (or net exposure to equity and other low fixed-rate or non-interest-bearing liability balances including, but not limited to, current accounts).

•
Basis risk, which arises when related instruments with the same tenor are valued using different reference yield curves. Changes in the spread between the different reference curves can result in unexpected changes in the valuation of or income difference between assets, liabilities or derivative instruments. This occurs, for example, in the Group's retail and commercial portfolios, when products valued on the basis of the Bank of England base rate are funded with LIBOR-linked instruments.

•
Optionality risk, which arises when customers have the right to terminate, prepay or otherwise alter a transaction without penalty, resulting in a change in the timing or magnitude of the cash flows of an asset, liability or off-balance sheet instrument. This risk primarily arises in the US mortgage business in Citizens Financial Group where long-term fixed-rate loans are the norm and prepayment penalties are rare.

Due to the long-term nature of many non-trading book portfolios and their varied interest rate repricing characteristics and maturities, it is likely that net interest income will vary from period to period, even if interest rates remain the same. New business originated in any period will alter the interest rate sensitivity of the Group if the resulting portfolio differs from portfolios originated in prior periods, depending on the extent to which exposure has been hedged.

The Group’s policy is to manage the interest rate sensitivity within risk limits that are approved by the ERF and endorsed by GALCO before being cascaded to divisions through divisional ALCOs. These include, in particular, interest rate sensitivity and VaR limits.

In order to manage exposures within these limits, the Group aggregates its interest rate positions and hedges them externally using cash and derivatives - primarily interest rate swaps.

This task is primarily carried out by Group Treasury, to which all divisions except US Retail & Commercial and Markets transfer most of their NTIRR. On a monthly basis, the Group’s main exposures and limit utilisations are reported to the BSMCo, GALCO and the Group Board.

Foreign exchange risk
The Group’s only material non-traded open currency positions are the structural foreign exchange exposures arising from its investments in foreign subsidiaries and associates and their related currency funding. These exposures are assessed and managed by Group Treasury under delegated authority from GALCO. Group Treasury seeks to limit the potential volatility impact on the Group’s Core Tier 1 ratio from exchange rate movements to pre-defined risk appetite levels set by GALCO. The sensitivity of the Group’s Core Tier 1 capital to exchange rates is updated and reported to GALCO quarterly.

Foreign exchange exposures arising from customer transactions or profit and losses are sold down by divisions and businesses on a regular basis in line with Group policy.

Equity risk
Non-traded equity risk is the potential variation in the Group’s income and reserves arising from changes in non-trading book equity valuations. Any such risk is identified prior to any investments and then mitigated through a framework of controls.

Investments, acquisitions or disposals of a strategic nature are referred to the Group Acquisitions and Disposals Committee (ADCo). Once approved by ADCo for execution, such transactions are referred for approval to the Group Board, Group Executive Committee (ExCo), Group Finance Director or as otherwise required. Decisions to acquire or hold equity positions in the non-trading book that are not of a strategic nature, such as customer restructurings, are taken by authorised persons with delegated authority under the Group credit approval framework.

Risk measurement
Interest rate risk
NTIRR can be measured from either an economic value-based or earnings-based perspective (or both). Value-based approaches measure the change in value of the balance sheet assets and liabilities over a longer timeframe, including all cash flows. Earnings-based approaches measure the potential short-term (generally one year) impact on the income statement of charges in interest rates.

Business review Risk and balance sheet management

Market risk continued
Non-traded market risk continued
The Group uses both approaches to quantify its interest rate risk: VaR as its value-based approach and sensitivity of net interest income (NII) as its earnings-based approach.

These two approaches provide different yet complementary views of the impact of interest rate risk on the balance sheet at a point in time. The scenarios employed in the NII sensitivity approach incorporate business assumptions and simulated modifications in customer behaviour as interest rates change. In contrast, the VaR approach assumes static underlying positions and therefore does not provide a dynamic measurement of interest rate risk. In addition, while the NII sensitivity calculations are measured to a 12-month horizon and thus provide a shorter-term view of the risks on the balance sheet, the VaR approach can identify risks not captured in the sensitivity analysis, in particular the impact of duration and repricing risk on earnings beyond 12 months.

Value-at-risk
The Group’s standard VaR metrics - which assume a time horizon of one trading day and a confidence level of 99% - are based on interest rate repricing gaps at the reporting date. Daily rate moves are modelled using observations over the last 500 business days. These incorporate customer products plus associated funding and hedging transactions as well as non-financial assets and liabilities such as property, plant and equipment, capital and reserves. Behavioural assumptions are applied as appropriate.

The table below shows the NTIRR VaR for the Group’s retail and commercial banking activities at a 99% confidence level together with a currency analysis of period end VaR.

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m
2013	45	51	57	30
2012	46	21	65	20
2011	63	51	80	44
		2013	2012	2011
		£m	£m	£m
Euro		4	19	26
Sterling		19	17	57
US dollar		44	15	61
Other		2	4	5

Key points
•	Period end interest rate VaR was higher at 31 December 2013 than at 31 December 2012. Average VaR was relatively unchanged.

•
The overall year-on-year increase in VaR mainly reflected an increase in the duration of the Group’s balance sheet - that is, greater economic exposure to longer-term interest rates - as described in more detail below.

•	Euro VaR fell, reflecting action taken to reduce the Group’s exposure to euro-denominated fixed-rate assets.

•	US dollar VaR rose, reflecting action taken by US Retail & Commercial to reduce earnings sensitivity to movements in short term dollar interest rates.

•	These movements remained well within the Group’s approved market risk appetite.

Sensitivity of net interest income*
To analyse earnings sensitivities, forecasts are generated using implied forward rates, projected new business volumes, mix and pricing generated using business assumptions. Based on the balance sheet at the most recent month end, two NII forecasts are calculated each month: (i) a forecast for the current full year, which incorporates actuals on a monthly basis as the year progresses; and (ii) a base-case 12 month rolling forecast.

In addition, the 12 month rolling forecast is re-run using alternative rates under various scenarios, incorporating changes in customer behaviour and business assumptions as appropriate. Variances between these scenarios are analysed to identify key drivers. These forecasts and sensitivities form part of the information used by senior management to manage the Group's NII targets.

This sensitivity analysis also incorporates assumptions relating to optionality risk.

Business review Risk and balance sheet management

Market risk continued
Non-traded market risk continued
The following table shows the sensitivity of net interest income, over the next 12 months, to an immediate upward or downward change of 100 basis points to all interest rates. In addition, the table includes the impact of a gradual 400 basis point steepening (bear steepener) and a gradual 300 basis point flattening (bull flattener) of the yield curve for tenors greater than a year.

The scenarios represent annualised interest rate stresses of a scale deemed sufficient to trigger a modification in customer behaviour. The asymmetry in the steepening and flattening scenarios reflects the difference in the expected behaviour of interest rates as they approach zero.

The reported sensitivities will vary over time due to a number of factors such as market conditions and strategic changes to the balance sheet mix and should not therefore be considered predictive of future performance.

	Euro	Sterling	US dollar	Other	Total
2013	£m	£m	£m	£m	£m
+ 100 basis point shift in yield curves	59	416	175	31	681
− 100 basis point shift in yield curves	(29)	(333)	(82)	(15)	(459)
Bear steepener					403
Bull flattener					(273)

2012
+ 100 basis point shift in yield curves	(29)	472	119	27	589
− 100 basis point shift in yield curves	(20)	(257)	(29)	(11)	(317)
Bear steepener					216
Bull flattener					(77)

2011
+ 100 basis point shift in yield curves	(19)	190	59	14	244
− 100 basis point shift in yield curves	25	(188)	(4)	(16)	(183)
Bear steepener					443
Bull flattener					(146)

Key points
•	The Group's interest rate exposure remains asset sensitive, such that rising rates will have a positive impact on its net interest income.

•
The Group’s increased sensitivity to parallel shifts in the yield curve over a 12 month horizon primarily reflects the higher volume of structural hedges maturing in 2014 relative to 2013. This reflects the maturity profile of legacy hedges. If rates were to rise, these would be reinvested at higher rates, with an upward impact on net interest income. This increased sensitivity also reflects changes in underlying pricing assumptions for customer loans and deposits.

•	The increased sensitivity to the steepening and flattening scenarios is also primarily driven by the maturity profile of structural hedges.

Structural hedging*
Banks generally have the benefit of a significant pool of stable, non and low interest bearing liabilities, principally comprising equity and money transmission accounts. These balances are usually hedged, either by investing directly in longer-term fixed rate assets or by the use of interest rate swaps, in order to provide a consistent and predictable revenue stream.

The Group targets a weighted average life for these economic hedges. This is accomplished using a continuous rolling maturity programme to achieve the desired profile and is primarily managed by Group Treasury. The maturity profile of the hedge aims to reduce the potential sensitivity of income to rate movements.  The structural hedging programme is Group wide, capturing the position within the UK banking group and regulated subsidiaries in other jurisdictions.

Business review Risk and balance sheet management

Market risk continued
Non-traded market risk continued
Product hedging*
Product structural hedges are used to minimise the volatility on earnings related to specific products, primarily money transmission accounts.

The table below shows the element of net interest income associated with product hedges managed by Group Treasury, relating to the main UK banking divisions, except Wealth. The amount represents the incremental contribution of the hedge relative to LIBOR cash rates.

	2013	2012
Net interest income	£m	£m
Product hedges
UK Retail	306	359
UK Corporate	206	214
International Banking	73	83
Total product hedges	585	656

Key point
•	The yield on product structural hedges declined in 2013 due to the low interest rate environment as maturing hedges were reinvested at lower interest rates.

Equity hedging*
Equity structural hedges are used to minimise the impact of earnings volatility on equity. These hedges contributed £0.8 billion to the UK banking divisions in 2013 (2012 - £0.8 billion), which is an incremental benefit relative to LIBOR cash rates.

Foreign exchange risk
The table below shows the Group’s structural foreign currency exposures.

	Net assets of		Net investments	Net	Structural foreign		Residual structural
	overseas	RFS	in foreign	investment	currency exposures	Economic	foreign currency
	operations	MI	operations	hedges	pre-economic hedges	hedges (1)	exposures
2013	£m	£m	£m	£m	£m	£m	£m
US dollar	16,176	—	16,176	(1,581)	14,595	(3,808)	10,787
Euro	6,606	9	6,597	(190)	6,407	(2,226)	4,181
Other non-sterling	4,233	372	3,861	(3,185)	676	—	676
	27,015	381	26,634	(4,956)	21,678	(6,034)	15,644

2012
US dollar	17,313	1	17,312	(2,476)	14,836	(3,897)	10,939
Euro	8,903	2	8,901	(636)	8,265	(2,179)	6,086
Other non-sterling	4,754	260	4,494	(3,597)	897	—	897
	30,970	263	30,707	(6,709)	23,998	(6,076)	17,922

2011
US dollar	17,570	1	17,569	(2,049)	15,520	(4,071)	11,449
Euro	8,428	(3)	8,431	(621)	7,810	(2,236)	5,574
Other non-sterling	5,224	272	4,952	(4,100)	852	—	852
	31,222	270	30,952	(6,770)	24,182	(6,307)	17,875

Note:
(1)	Economic hedges represent US dollar and euro preference shares in issue that are treated as equity under IFRS and do not qualify as hedges for accounting purposes.

*unaudited

Business review Risk and balance sheet management

Market risk continued
Non-traded market risk continued
Key points
•
The Group’s structural foreign currency exposure at 31 December 2013 was £21.7 billion and £15.6 billion before and after economic hedges, respectively, both £2.3 billion lower than at 31 December 2012. Movements in structural foreign currency exposure are significantly driven by movements in net assets of overseas operations.

•
Net assets of overseas operations declined by £4.0 billion largely due to increased impairments in Ulster Bank Group and capital restructuring in US Retail & Commercial. Sterling strength also contributed approximately £0.5 billion to the reduction.

•	Net investment hedges were reduced broadly in line with the reduction in net investments.

•	Economic hedges remained broadly unchanged.

•
Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure. A 5% strengthening in foreign currencies against sterling would result in a gain of £1.1 billion in equity (2012 and 2011 - £1.3 billion), while a 5% weakening would result in a loss of £1 billion in equity (2012 and 2011 - £1.2 billion).

Equity risk
Equity positions are carried at fair value on the balance sheet based on available market prices where possible. In the event that market prices are not available, fair value is based on appropriate valuation techniques or management estimates.

Refer to the table below for the balance sheet carrying value of the Group’s non-traded book equity positions.

	2013	2012	2011
	£m	£m	£m
Exchange-traded equity	368	472	576
Private equity	621	632	674
Other	623	799	1,094
	1,612	1,903	2,344

The exposures may take the form of listed and unlisted equity shares, linked equity fund investments, private equity and venture capital investments, preference shares classified as equity or Federal Home Loan Bank stock. Refer to the table below for the net realised and unrealised gains from these positions:

	2013	2012	2011
	£m	£m	£m
Net realised gains arising from disposals	48	89	150
Unrealised gains included in Tier 1 or 2 capital	232	168	235

Note:
(1)	Includes gains or losses on available-for-sale instruments only.

Cumulative gains on equity securities designated at fair value through profit or loss but not held for trading purposes were £96 million for December 2013 (2012 - cumulative gains of £184 million).

Business review Risk and balance sheet management

Market risk continued
Non-traded market risk continued
VaR for selected AFS non-trading portfolios
Available-for-sale portfolios in Markets and Non-Core, other than the structured credit portfolio, do not typically form part of the structural interest rate framework due to the short-term nature of the interest rate risks they carry. They are thus monitored and managed through the same framework and using the same metrics as portfolios in the trading book.

The table below details VaR for these portfolios.

	2013				2012				2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	2.7	2.4	4.8	1.9	6.9	4.5	10.7	4.1	8.8	9.9	11.1	5.7
Credit spread	8.5	4.4	13.3	4.4	10.5	8.8	15.4	7.3	18.2	13.6	39.3	12.1
Currency	1.3	1.0	2.8	1.0	3.0	1.3	4.5	1.3	2.1	4.0	5.9	0.1
Equity	0.2	0.1	0.3	—	1.7	0.3	1.9	0.3	2.1	1.9	3.1	1.6
Diversification (1)		(2.9)				(5.4)				(13.6)
Total	9.2	5.0	13.6	5.0	11.8	9.5	18.3	8.5	19.7	15.8	41.6	13.4

Core	8.7	5.0	12.7	5.0	11.3	7.5	19.0	7.1	19.3	15.1	38.9	13.5
Non-Core	2.2	0.4	3.4	0.4	2.5	3.4	3.6	1.6	3.4	2.5	4.3	2.2

CEM	0.8	0.1	1.1	0.1	1.0	1.0	1.1	0.9	0.4	0.9	0.9	0.3
Total (excluding CEM)	9.0	5.1	13.3	5.0	11.5	9.4	17.8	8.2	19.7	15.5	41.4	13.7

Notes:
(1)
The Group benefits from diversification as it reduces risk by allocating positions across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

(2)	The table above excludes the structured credit portfolio and loans and receivables.

Key point
•
The total, Core and credit spread period end VaR were lower in 2013 than in 2012. VaR initially increased in Q1 2013 reflecting changes to the call assumptions on some Dutch residential mortgage-backed securities, thereby extending their weighted average life. This increase was offset during Q3 as the issuer bought back some of these securities, resulting in a net decrease in VaR for the year as a whole. The Non-Core period end and average VaR were lower in 2013 than in 2012. VaR steadily declined during 2013, due to de-risking and divestment within Non-Core.

Business review Risk and balance sheet management

Market risk continued
Non-traded market risk continued
Structured credit portfolio
The structured credit portfolio is held in Non-Core. The risk in this portfolio is not managed using VaR because the Group believes this is not an appropriate tool for a non-trading book portfolio comprising illiquid debt securities. These assets are reported on a drawn notional and fair value basis, and managed on a third-party asset and risk-weighted assets basis. Drawn notional represents the amount of cash granted against debt securities received as part of a structured credit transaction. The table below shows the open market risk in the structured credit portfolio.

	Drawn notional					Fair value
	CDOs (1)	CLOs (2)	MBS (3)	Other ABS (4)	Total	CDOs (1)	CLOs (2)	MBS (3)	Other ABS (4)	Total
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
1-2 years	—	—	—	4	4	—	—	—	4	4
5-10 years	—	271	—	91	362	—	263	—	68	331
>10 years	149	—	46	103	298	51	—	24	70	145
	149	271	46	198	664	51	263	24	142	480

2012
1-2 years	—	—	—	80	80	—	—	—	74	74
2-3 years	—	—	27	82	109	—	—	24	76	100
4-5 years	—	—	95	—	95	—	—	86	—	86
5-10 years	—	310	92	—	402	—	295	44	—	339
>10 years	289	279	380	398	1,346	116	256	253	254	879
	289	589	594	560	2,032	116	551	407	404	1,478

2011
1-2 years	—	—	—	27	27	—	—	—	22	22
2-3 years	—	—	10	196	206	—	—	9	182	191
4-5 years	—	37	37	95	169	—	34	30	88	152
5-10 years	32	503	270	268	1,073	30	455	184	229	898
>10 years	2,180	442	464	593	3,679	766	371	291	347	1,775
	2,212	982	781	1,179	5,154	796	860	514	868	3,038

Notes:
(1)	Collateralised debt obligations.
(2)	Collateralised loan obligations.
(3)	Mortgage-backed securities.
(4)	Asset-backed securities.

Key point
•
The total notional and fair value both decreased 67%, to £664 million and £480 million respectively. This was driven by the sale of underlying assets across all categories, in line with Non-Core strategy.

Regulatory capital
The Group holds capital for two types of non-traded market risk exposures: NTIRR and non-trading book foreign exchange.

Capital for the Group’s NTIRR is captured under the Pillar 2A process. This is calculated by considering the potential impact on the economic value of the Group over a one year horizon. The four main sources of NTIRR - repricing, yield curve, basis and optionality risks - are captured in the calculation.

Pillar 1 capital must be held for non-trading book foreign exchange exposures, as outlined under BIPRU 7.5.3. The Group does not hold capital for its structural foreign exchange exposures as these are excluded from the calculations as outlined under BIPRU 7.5.4.

The Group’s non-traded equity risk is captured in credit risk RWAs.

The Group’s capital calculations under ICAAP are also used for economic capital purposes.

Business review Risk and balance sheet management

Country risk
337	Definition
337	External environment
337	Outlook
337	Sources of risk
337	Governance
338	Risk management
338	Risk measurement
338	Risk mitigation
339	Basis of reporting
339	Definitions
340	Country exposure

Business review Risk and balance sheet management

Country risk
Definition
Country risk is the risk of losses occurring as a result of either a country event or unfavourable country operating conditions. As country events may simultaneously affect all or many individual exposures to a country, country event risk is a concentration risk. For other types of concentration risks such as product, sector or single name concentration, refer to the Credit risk section.

External environment*
Macroeconomic conditions stabilised in 2013 with signs of improvement in most mature economies. The US showed the strongest improvement, with private investment picking up, the housing sector continuing to strengthen, and unemployment falling. This led the Federal Reserve to announce in May plans to begin normalising monetary policy. In December it announced it would start reducing quantitative easing. This resulted in some volatility in higher-yield asset markets, particularly emerging markets, where those with the largest external financing needs saw capital outflows, currency depreciation and stock market losses.

In the second half of the year, investor concerns were heightened by the risk that the US federal debt ceiling increase would not be passed on time and that the government might delay debt payments. Short-term political solutions to these issues were found, though with further progress needed in 2014.

The eurozone region as a whole remained in recession throughout the year, but signs of recovery were evident by the second half of the year. Germany led, but the periphery also showed notable signs of stabilisation, with Ireland, Spain and Portugal all growing in quarter-on-quarter terms in the last quarter of 2013. Eurozone monetary policy support underpinned investor confidence, while progress was made in developing a banking union that should reduce the risk of a repeat of the financial crisis over the longer term. Nevertheless, France and Italy underperformed peers.

In Japan, an economic reform strategy combined with large monetary stimulus contributed to currency depreciation, a reduction in deflationary expectations and strong growth in the first half of the year. However, momentum slowed in the second half of the year.

Many emerging market economies entered 2013 with high growth rates. While most were in substantially better shape than in previous crises, some had built up significant imbalances during years of strong capital inflows. As economic conditions in mature markets, particularly the US, improved in the course of the year, markets began to anticipate that monetary policies would normalise.

This led to a sharp round of capital outflows, particularly from equity markets, in the second quarter of 2013. Currency depreciations in a number of large emerging economies followed, especially in those with significant current account deficits. Among the better rated economies, India, Brazil, Indonesia, South Africa and Turkey, were particularly affected. To stem the outflow of foreign capital and limit the impact on domestic asset markets, some countries, including India, started tightening monetary policy and accelerated financial sector reforms. Some countries with sizeable accumulated reserve assets, including China and Russia, were able to use their reserves to ease the pressure on their currencies.

Outlook
Further strengthening of economic growth in advanced economies is likely in 2014, but uncertainty over the impact of “tapering” is likely to contribute to further volatility in asset prices across most regions. The US is expected to perform quite strongly, with the eurozone also likely to continue its uneven recovery, although in both cases key areas of the economy will remain fragile. A more challenging year for emerging economies is expected as net capital inflows decline, resulting in more pronounced market volatility and differentiation. Further policy tightening is likely and growth rates are set to slow, especially in the weakest markets.

Sources of risk
Country risk has the potential to affect all parts of the Group’s portfolio across wholesale and retail activities that are directly or indirectly linked to the country in question.

It arises from possible economic or political events in each country to which the Group has exposure, and from unfavourable conditions affecting daily operations in a country.

Country events may include a sovereign default, political conflict, banking crisis or deep and prolonged recession leading to possible counterparty defaults. Transfer or convertibility restrictions imposed by a country’s government to stem the loss of foreign currency reserves may temporarily prevent counterparties from meeting their payment obligations. Major currency depreciation may also affect a customer’s income or debt burden, leading to default.

Unfavourable operating conditions may include the risk that a weak or creditor unfriendly legal system within a country makes it difficult for the Group to recover its claims in the event of customer default. An unreliable or unstable political system may lead to sudden compliance or reputational issues for the Group, or even expropriation without proper compensation.

Governance*
The Group’s country risk framework is set by the Executive Risk Forum (ERF). This body delegates authority to the Group Country Risk Committee (GCRC) to decide on country risk matters, including risk appetite, risk management strategy and framework, risk exposure and policy, as well as sovereign ratings, sovereign loss given default rates and country Watchlist colours. The GCRC, which is chaired by the Head of Global Country Risk (GCoR) and includes representatives of divisions with country risk exposures, can escalate issues when necessary to the ERF.

For further information on governance, refer to the Risk governance section on page 170.

*unaudited

Business review Risk and balance sheet management

Country risk continued
Risk management*
Risk appetite setting
Country risk appetite was re-set for all countries based on the enhanced country risk appetite framework, introduced in late 2012. This framework has “top-down” and “bottom-up” components.

The “top-down” component is guided by the Group’s global risk appetite; each country’s internal sovereign rating and its strategic importance to the Group; the composition of the Group’s portfolio, as defined by tenors and clients; the funding profile and an assessment of the potential for losses arising from possible key country risk events. This component provides a clear structure for the consideration of downside scenarios, the identification of countries that pose material concentration risks to the Group, as well as possible management actions.

“Bottom-up” analysis includes risk/return performance together with reputational and regulatory risk.

Countries Watchlisted Amber (refer to Risk monitoring, reporting and control below) are monitored closely. Appetite for countries Watchlisted Red is limited to short-term business in areas such as trade finance and derivatives, unless the country is deemed a strategic priority country.

The actual country limits and medium-term sub-limits, with allocations to each division, are set by the GCRC (or the ERF above certain benchmark levels). The divisions manage their exposures within their country limit allocations. Divisions may agree re-allocations between themselves, and may further assign sub-allocations to business units or product groups in the division.

Country limits are set for almost all countries. The UK (and related European special territories of Guernsey, Jersey, the Isle of Man and Gibraltar) is an exception, given its home country status. The US is the other exception because of the specific local risk management structure, the size of the local portfolio and corresponding role in Group-wide risk management, together with the country's strong ratings.

Risk monitoring, reporting and control
GCoR monitors and reports on Group-level exposures to all countries, and follows up with the divisions in the event of Group-level or divisional limit excesses. GCoR has delegated authority up to specified levels to decide on country limit increases and any such decision must be reported to the GCRC. Persistent excesses are escalated to the GCRC.

A country risk Watchlist process identifies emerging issues and facilitates the development of mitigation strategies. Coverage of the country Watchlist process was extended in 2013 to include all countries to which the Group has exposure.

A monthly report that summarises and discusses the Group’s key country risks and trends is produced for the Group Board.

Detailed portfolio reviews are conducted to ensure that country portfolio compositions remain aligned with the Group’s country risk appetite, in light of economic and political developments.

Changes in sovereign ratings or country Watchlist status trigger review of appetite and are referred to GCRC for discussion.

Risk measurement*
In this section, country exposure includes wholesale and retail on-balance sheet exposure (drawn amounts under lending facilities, mark-to-market derivatives positions and issuer-risk debt securities positions in the banking book and trading book) together with off-balance sheet exposure (contingent obligations and undrawn commitments).

The scope of this country exposure concept is broader than the scope of the credit risk assets concept used in the Credit risk section, as the latter does not include debt securities or securities financing transactions.

The Group also estimates its funding mismatches at risk of redenomination in vulnerable eurozone countries. These mismatches are estimated in terms of potential for additional loss rather than amounts owed and are thus determined starting from the balance sheet exposure as defined on page 339 and excluding relevant offsetting positions. The latter include exposures at low risk of redenomination, as identified through consideration of the relevant documentation, particularly the currency of exposure, governing law, court of jurisdiction, precise definition of the contract currency (for euro facilities), and location of payment. The Group also deducts offsets for provisions taken and liabilities that would be expected to re-denominate at the same time.

Risk mitigation*
Part of the Group’s exposure is mitigated by guarantors or insurers (including export credit agencies), credit default swap (CDS) protection providers, or cash or non-cash collateral (such as commercial or residential real estate) in third countries, which will not be directly affected by a country event in the obligor’s country. For further details on credit mitigation instruments, refer to the Credit risk section.

CDS contracts are used by the Group to hedge either entire portfolios or specific individual exposures. These transactions are subject to regular margining, which usually takes the form of cash collateral. For European peripheral sovereigns, credit protection is purchased from a number of major European banks, mostly outside the country of the reference entity. In a few cases where protection was bought from banks in the country of the reference entity, giving rise to wrong-way risk, this risk is mitigated through specific collateralisation and monitored weekly.

*unaudited

Business review Risk and balance sheet management

Country risk continued
Basis of reporting
The tables in this section show the Group’s exposure at 31 December 2013, 2012 and 2011. The numbers are reported by country of operation of the obligor, except exposures to governments and individuals which are shown by country of residence.

The country of operation is the country where the main operating assets of a legal entity are held, or where its main cash flows are generated, taking account of the entity’s dependency on subsidiaries' activities. Previously, exposures in this section were reported by country of incorporation. The new basis provides a better reflection of the country risks taken by the Group and is more in line with internal risk management. Prior years’ information has been revised.

Countries shown are those which had ratings of A+ or below from Standard and Poor’s, Moody’s or Fitch at 31 December 2013, where the Group’s balance sheet exposure (as defined in this section) to counterparties operating (or individuals residing) in them exceeded £1.0 billion. Also included are selected eurozone countries.

The exposures are stated before taking into account risk mitigants such as guarantees, insurance or collateral (with the exception of reverse repos) which may have been put in place to reduce or eliminate exposure to country risk events. The tables do separately show the Group’s CDS positions, as the Group may be either a net buyer or a net seller of protection. The CDS positions for 2013 and 2012 are by country of operation, those for 2011 are by country of incorporation.

Exposures relating to ocean-going vessels are not included as they cannot be meaningfully assigned to specific countries from a country risk perspective.

Definitions
Lending - Comprises gross loans and advances, including cash balances and risk elements in lending (REIL - refer to page 554 for definition).

Debt securities - Comprise securities classified as available-for-sale (AFS), loans and receivables (LAR), held-for-trading (HFT) and designated as at fair value through profit or loss (DFV). All debt securities other than LAR securities are carried at fair value. LAR debt securities are carried at amortised cost less impairment. HFT debt securities are presented as gross long positions (including DFV securities) and short positions per country. Impairment losses and exchange differences relating to AFS debt securities, together with interest, are recognised in the income statement. Other changes in the fair value of AFS securities are reported in AFS reserves, which are presented gross of tax.

Derivatives (net) - Comprise the mark-to-market (mtm) value of such contracts after the effect of legally enforceable netting agreements in line with the corresponding regulatory capital models, but before the effect of collateral.

Securities financing transactions (SFT) (net) - Comprise the mtm value of the cash and securities that are due to the Group at a future date under repurchase agreements, reverse repurchase agreements, stock borrowing, stock lending and equity financing transactions, after the effect of collateral intrinsic to the transaction and legally enforceable netting agreements. Counterparty netting is applied as per the corresponding regulatory capital approach. Additional collateral called to offset mtm positions (variation margin) is not included.

In addition and as memorandum items, the tables show derivatives gross of netting, and SFT gross of netting and collateral intrinsic to the transaction.

Balance sheet - Comprises lending, debt securities, derivatives (net) and SFT (net) exposures, as defined above.

Off-balance sheet - Comprises letters of credit, guarantees, other contingent obligations and legally committed undrawn facilities.

Total  - Comprises balance sheet and off-balance sheet exposure, as defined above.

Credit default swaps (CDSs) - Under a CDS contract, the credit risk on the reference entity is transferred from the buyer to the seller. The column ‘fair value’ (or ‘mtm value’) represents the balance sheet carrying value of the resulting exposure. The mtm value of CDSs is included in derivatives against the counterparty of the trade, as opposed to the reference entity. The notional is the par value of the credit protection bought or sold and is included against the reference entity of the CDS contract.

The column ‘CDS notional less fair value’ represents the net effect on exposure should the CDS contracts be triggered by a credit event, assuming a zero recovery rate on the reference exposure. This net effect would be the increase in exposure arising from sold positions netted against the decrease arising from bought positions. For a sold position, the change in exposure equals the notional less the fair value amount; this represents the amount the Group would owe to its CDS counterparties if the reference entity defaulted. Positive recovery rates would tend to reduce the gross components (increases and decreases) of those numbers.

Exposures relating to credit derivative product companies and related hedges as well as Nth-to-default basket swaps have been excluded, as they cannot be meaningfully attributed to a particular reference entity or country. Exposures to CDPCs are disclosed on page 294.

Government - Comprises central, regional and local government.

Eurozone periphery - Ireland, Spain, Italy, Portugal, Greece and Cyprus.

Other eurozone - Austria, Estonia, Finland, Malta, Slovakia and Slovenia.

Asset quality (AQ) - Refer to Asset quality on page 231.

Refer to page 288 for country analysis of equity shares.

Business review Risk and balance sheet management

Country risk continued
Country exposure
Summary of country exposures

	Lending														CDS notional less fair
	Govt	Central banks	Other banks	Other FI	Corporate	Personal	Total lending	AFS &	HFT			Balance	Off- balance	Total
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Eurozone
Ireland	39	116	13	319	17,440	17,667	35,594	233	248	900	73	37,048	2,711	39,759	(166)	2,476	2,329
Spain	—	—	4	15	2,924	318	3,261	4,162	853	989	—	9,265	1,981	11,246	(444)	4,128	2,126
Italy	—	22	64	548	968	26	1,628	519	1,240	1,774	—	5,161	1,962	7,123	(734)	7,183	527
Portugal	—	—	—	56	327	6	389	93	43	351	—	876	280	1,156	(163)	418	614
Greece	—	1	1	1	110	14	127	—	—	260	—	387	38	425	(12)	455	—
Cyprus	—	—	—	—	183	10	193	—	2	16	—	211	18	229	—	16	—
Eurozone
periphery	39	139	82	939	21,952	18,041	41,192	5,007	2,386	4,290	73	52,948	6,990	59,938	(1,519)	14,676	5,596

Germany	—	3,588	402	683	3,461	90	8,224	5,168	2,524	7,416	601	23,933	7,189	31,122	(1,340)	35,529	1,128
Netherlands	—	1,713	355	627	2,122	22	4,839	4,661	819	5,697	107	16,123	9,763	25,886	(356)	15,388	835
France	406	—	1,844	195	1,796	79	4,320	1,692	1,678	5,660	631	13,981	9,807	23,788	(1,747)	30,644	7,536
Belgium	—	—	149	211	358	21	739	443	(480)	2,123	2	2,827	1,170	3,997	(123)	2,966	594
Luxembourg	—	11	95	260	421	4	791	75	98	581	88	1,633	1,043	2,676	(58)	1,373	253
Other	73	—	10	36	743	18	880	510	331	918	74	2,713	1,202	3,915	(476)	3,554	622
Total
eurozone	518	5,451	2,937	2,951	30,853	18,275	60,985	17,556	7,356	26,685	1,576	114,158	37,164	151,322	(5,619)	104,130	16,564

Other countries
Japan	—	1,600	431	61	670	35	2,797	72	(172)	2,365	202	5,264	352	5,616	4	9,057	16,445
China	—	198	2,626	228	1,515	33	4,600	166	13	370	1	5,150	1,689	6,839	(14)	372	830
India	—	63	759	69	2,000	36	2,927	571	160	92	—	3,750	813	4,563	(21)	190	45
Russia	—	37	741	5	947	53	1,783	149	2	19	—	1,953	364	2,317	(65)	33	27
South Korea	—	—	622	75	426	2	1,125	179	154	250	—	1,708	681	2,389	176	541	50
Turkey	67	59	148	101	1,023	24	1,422	50	67	94	—	1,633	324	1,957	(32)	119	998
Brazil	—	—	842	—	132	3	977	—	268	84	—	1,329	245	1,574	12	118	—

Business review Risk and balance sheet management

Country risk continued
Country exposure continued
	Lending							Debt securities		Net		Balance sheet	Off- balance sheet	Total exposure	CDS notional less fair value	Gross
	Govt	Central banks	Other banks	Other FI	Corporate	Personal	Total lending	AFS & LAR	HFT (net)	Derivatives	SFT					Derivatives	SFT
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Eurozone
Ireland	42	73	99	395	18,185	17,890	36,684	424	363	1,213	503	39,187	2,855	42,042	(71)	3,244	4,915
Spain	—	6	1	73	4,269	340	4,689	4,871	503	1,754	—	11,817	1,592	13,409	(375)	5,694	610
Italy	9	21	222	707	1,533	23	2,515	977	630	2,358	—	6,480	2,669	9,149	(548)	9,653	3
Portugal	—	—	—	128	450	7	585	180	35	514	—	1,314	332	1,646	(126)	618	26
Greece	—	7	—	1	180	13	201	—	1	363	—	565	40	605	(31)	609	—
Cyprus	—	—	—	—	103	14	117	—	4	32	—	153	14	167	—	33	—
Eurozone
periphery	51	107	322	1,304	24,720	18,287	44,791	6,452	1,536	6,234	503	59,516	7,502	67,018	(1,151)	19,851	5,554

Germany	—	20,005	508	712	4,607	85	25,917	9,263	3,500	9,474	264	48,418	7,689	56,107	(1,448)	57,285	8,209
Netherlands	7	1,822	277	753	2,931	26	5,816	7,800	647	9,047	335	23,645	10,775	34,420	(1,030)	23,679	4,602
France	494	9	2,417	209	2,451	71	5,651	2,242	3,581	7,515	698	19,687	9,675	29,362	(2,288)	45,154	16,636
Belgium	—	—	164	276	464	22	926	844	564	3,130	—	5,464	1,041	6,505	(215)	4,902	476
Luxembourg	—	13	149	493	600	4	1,259	59	192	709	141	2,360	1,285	3,645	(206)	2,018	3,858
Other	126	—	19	90	1,033	14	1,282	576	666	1,737	8	4,269	1,380	5,649	(437)	5,975	1,432
Total
eurozone	678	21,956	3,856	3,837	36,806	18,509	85,642	27,236	10,686	37,846	1,949	163,359	39,347	202,706	(6,775)	158,864	40,767

Other countries
Japan	—	832	317	207	360	36	1,752	1,548	4,890	2,878	199	11,267	577	11,844	(71)	13,266	15,047
China	2	183	830	48	969	31	2,063	201	61	916	1	3,242	851	4,093	36	221	1,818
India	—	100	1,023	49	2,628	106	3,906	683	391	74	—	5,054	930	5,984	(43)	177	108
Russia	—	53	848	14	779	54	1,748	160	249	120	—	2,277	518	2,795	(251)	124	15
South Korea	—	22	771	101	287	3	1,184	144	163	221	26	1,738	704	2,442	(58)	617	94
Turkey	115	163	82	94	983	12	1,449	56	125	93	—	1,723	481	2,204	(37)	111	449
Brazil	—	—	564	69	137	3	773	14	582	197	—	1,566	310	1,876	394	211	—

Business review Risk and balance sheet management

Country risk continued
Country exposure continued
	Lending							Debt securities		Net		Balance sheet	Off- balance sheet	Total exposure	CDS notional less fair value	Gross
	Govt	Central banks	Other banks	Other FI	Corporate	Personal	Total lending	AFS & LAR	HFT (net)	Derivatives	SFT					Derivatives	SFT
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Eurozone
Ireland	45	1,467	137	320	19,098	18,855	39,922	488	398	1,815	539	43,162	2,872	46,034	53	20,466	4,622
Spain	9	3	90	172	5,782	362	6,418	6,514	(359)	2,391	2	14,966	2,598	17,564	(1,013)	6,775	589
Italy	—	73	233	488	2,454	23	3,271	1,583	(325)	2,381	—	6,910	3,498	10,408	(452)	11,016	305
Portugal	—	—	10	—	495	5	510	194	(81)	520	—	1,143	460	1,603	55	634	217
Greece	7	6	—	31	307	11	362	312	97	337	—	1,108	67	1,175	1	524	—
Cyprus	—	—	—	2	139	13	154	—	2	24	—	180	39	219	—	25	182
Eurozone
periphery	61	1,549	470	1,013	28,275	19,269	50,637	9,091	(268)	7,468	541	67,469	9,534	77,003	(1,356)	39,440	5,915

Germany	—	18,068	665	311	7,111	156	26,311	14,083	1,684	10,697	165	52,940	7,732	60,672	(2,401)	69,209	6,047
Netherlands	8	7,654	593	1,184	4,510	19	13,968	9,252	641	9,997	197	34,055	12,825	46,880	(1,295)	25,692	6,225
France	481	3	1,267	282	3,742	78	5,853	4,439	3,355	8,700	557	22,904	10,085	32,989	(2,846)	46,223	24,606
Belgium	—	8	288	354	555	20	1,225	749	(97)	2,957	51	4,885	1,263	6,148	(99)	8,996	1,949
Luxembourg	—	—	132	494	1,363	2	1,991	69	61	1,567	41	3,729	1,990	5,719	(404)	2,826	519
Other	121	—	28	77	1,279	12	1,517	624	84	1,891	—	4,116	1,297	5,413	(25)	10,403	977
Total
eurozone	671	27,282	3,443	3,715	46,835	19,556	101,502	38,307	5,460	43,277	1,552	190,098	44,726	234,824	(8,426)	202,789	46,238

Other countries
Japan	2,073	—	694	96	460	52	3,375	3,779	8,677	2,443	191	18,465	403	18,868	(365)	15,425	12,678
China	9	178	1,309	16	976	32	2,520	427	170	421	3	3,541	1,526	5,067	(62)	426	4,029
India	—	275	553	35	3,017	127	4,007	703	827	217	—	5,754	1,281	7,035	(105)	554	72
Russia	—	36	970	8	901	60	1,975	78	108	176	—	2,337	368	2,705	(343)	177	18
South Korea	—	5	814	2	573	3	1,397	280	565	250	145	2,637	624	3,261	(22)	776	340
Turkey	215	193	252	455	1,106	16	2,237	349	12	91	—	2,689	456	3,145	10	107	139
Brazil	—	—	688	131	228	4	1,051	19	771	256	—	2,097	384	2,481	164	297	—

Key points*
•	During 2013, the US dollar depreciated by 2.3% against sterling, whereas the euro appreciated by 2.2%, impacting exposures.

•
Balance sheet and off-balance sheet exposures to nearly all countries declined across all broad product categories. This was because the Group maintained a cautious stance and many clients reduced debt levels. Non-Core lending declined in most countries, particularly in Spain, the Netherlands, France and Romania, reflecting the Group’s risk reduction strategy.

•
Most of the Group’s country risk exposure was in International Banking (primarily trade facilities, other lending and off-balance sheet exposure to corporates and financial institutions); Markets (principally derivatives and securities financing transactions with financial institutions, and HFT debt securities); Ulster Bank (mostly lending to consumers and corporates in Ireland); and Group Treasury (largely cash balances at central banks and AFS debt securities including Spanish cedulas).

•
Total eurozone - balance sheet exposure declined by £49.2 billion or 30% to £114.2 billion, caused mostly by significant reductions in liquidity held with the Bundesbank and in derivatives exposure to banks. Most of the latter reductions related to counterparties in the Netherlands, Germany and France, and were largely due to the sale of a part of the Group’s CDS positions.

*unaudited

Business review Risk and balance sheet management

Country risk continued
Country exposure continued
•	Eurozone periphery - despite the appreciation of the euro against sterling, balance sheet exposure decreased to £52.9 billion, a reduction of £6.6 billion or 11%, in nearly all countries, as follows:

°
Ireland - exposure decreased by £2.1 billion to £37.0 billion, inall broad product categories. Residential and commercial real estate lending declined slightly to £16.9 billion and £10.3 billion, respectively. Provisions increased by £2.8 billion, most of which related to corporate lending.

°
Spain - Group Treasury’s holdings of covered bonds (cedulas) decreased by £0.7 billion due to sales in improved market conditions. Corporate lending decreased by £1.3 billion to £2.9 billion, with commercial real estate lending more than halving, largely as a result of disposals in Non-Core, to £0.8 billion.

°
Italy - the £1.3 billion decrease in exposure to £5.2 billion reflected reductions in lending and derivatives to corporate clients. Net HFT debt exposure fluctuates as the Group is a market-maker in Italian government bonds. Off-balance sheet exposure to corporates and non-bank financial institutions also declined, by £0.7 billion.

°
Portugal - exposure declined further by £0.4 billion to £0.9 billion. The remaining exposure mainly consisted of corporate lending to a few large highly creditworthy clients and collateralised derivatives trading with the largest local banks.

°
Greece - exposure decreased by £0.2 billion to £0.4 billion, caused by reductions in lending and derivatives. The remaining exposure comprised mostly of collateralised derivatives exposure to banks and corporate lending, including exposure to local subsidiaries of international companies.

°	Cyprus - exposure increased slightly to £0.2 billion, most of which was covered by parental and export credit agency guarantees from elsewhere.

•
Germany - balance sheet exposure decreased from £48.4 billion to £23.9 billion principally owing to a £16.4 billion reduction in cash balances held with the central bank. AFS government bonds decreased by £4.1 billion in line with treasury management strategies. Lending to corporate clients decreased by £1.1 billion, principally in the commercial real estate, oil and gas, and media sectors.

•
Netherlands - balance sheet exposure decreased from £23.6 billion to £16.1 billion. AFS debt securities issued by non-bank financial institutions declined by £2.8 billion, primarily following repayments. Corporate lending decreased by £0.8 billion, primarily in commercial real estate. Off-balance sheet exposure to corporate clients decreased by £1.1 billion, mainly in the telecommunications, retail and food and consumer sectors.

•
France - balance sheet exposure decreased from £19.7 billion to £14.0 billion. The net long HFT position in government bonds declined by £1.9 billion in the course of normal trading in the rates business.

•
Japan - balance sheet exposure decreased by £6.0 billion to £5.3 billion. Net HFT and AFS government bonds fell by £5.1 billion and £1.5 billion, respectively, and derivatives exposure, largely to banks, decreased by £0.5 billion. This reflected depreciation of the yen, lower trading flows and a reduction in Japanese bonds held as derivatives collateral. Lending to the central bank increased by £0.8 billion.

•
China - lending to banks increased by £1.8 billion to £2.8 billion. Corporate lending rose by £0.5 billion to £1.5 billion, reflecting customer demand. Derivatives exposure to public sector entities decreased by £0.5 billion to £0.4 billion owing to fluctuations in short-term hedging by clients.

•	India - balance sheet exposure decreased by £1.3 billion to £3.8 billion, driven largely by reductions in lending to banks and to the telecommunications and oil and gas sectors.

•
CDS positions - the Group approximately halved its European CDS positions by consolidating its derivatives portfolio through contract terminations to reduce risks and capital requirements in line with strategic plans, while maturities reduced the positions further. This resulted in major reductions in the gross notional value of CDS protection bought and sold. Net bought protection in terms of CDS notional less fair value, also fell by £1.2 billion to £5.6 billion, with reductions particularly in the Netherlands and France.

•
Funding mismatches - the estimated funding mismatch at risk of redenomination for Ireland was £6.5 billion at the end of the year, falling from £9.0 billion a year before due to an increase in provisions and a reduction in assets. The mismatch for Spain was £6.5 billion, up from £4.5 billion as the Group reduced its local funding (and associated cost) given the improved outlook for the country. The net position for Italy fell to £0.5 billion from £1.0 billion. The net positions for Portugal, Greece and Cyprus were all minimal. Overall, perceived risks of redenomination events in the eurozone declined considerably in 2013.

*unaudited

Business review Risk and balance sheet management

Country risk continued
Country exposure continued
Ireland
				AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off- balance sheet	Total exposure	Gross
	Lending	REIL	Provisions			Long	Short		Derivatives	SFT				Derivatives	SFT
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	39	—	—	140	(7)	9	13	136	13	—	188	2	190	22	—
Central bank	116	—	—	—	—	—	—	—	—	—	116	—	116	—	—
Other banks	13	—	—	47	(2)	33	22	58	544	73	688	—	688	1,810	2,329
Other FI	319	—	—	46	—	116	12	150	92	—	561	521	1,082	389	—
Corporate	17,440	11,114	8,855	—	—	142	5	137	251	—	17,828	1,677	19,505	255	—
Personal	17,667	3,306	1,846	—	—	—	—	—	—	—	17,667	511	18,178	—	—
	35,594	14,420	10,701	233	(9)	300	52	481	900	73	37,048	2,711	39,759	2,476	2,329

2012
Government	42	—	—	127	(23)	79	56	150	2	—	194	2	196	6	—
Central bank	73	—	—	—	—	—	—	—	—	—	73	—	73	—	—
Other banks	99	—	—	191	(6)	18	1	208	694	476	1,477	—	1,477	2,384	3,547
Other FI	395	—	—	46	—	325	2	369	140	27	931	552	1,483	471	1,042
Corporate	18,185	11,058	6,226	60	—	—	—	60	376	—	18,621	1,786	20,407	382	326
Personal	17,890	3,286	1,686	—	—	—	—	—	1	—	17,891	515	18,406	1	—
	36,684	14,344	7,912	424	(29)	422	59	787	1,213	503	39,187	2,855	42,042	3,244	4,915

2011
Government	45	—	—	102	(45)	20	19	103	92	—	240	2	242	102	—
Central bank	1,467	—	—	—	—	—	—	—	—	—	1,467	—	1,467	—	—
Other banks	137	—	—	177	(39)	195	14	358	980	478	1,953	1	1,954	19,090	3,441
Other FI	320	—	—	61	—	116	35	142	342	61	865	513	1,378	857	1,181
Corporate	19,098	10,269	5,689	148	3	135	—	283	400	—	19,781	1,817	21,598	416	—
Personal	18,855	2,258	1,048	—	—	—	—	—	1	—	18,856	539	19,395	1	—
	39,922	12,527	6,737	488	(81)	466	68	886	1,815	539	43,162	2,872	46,034	20,466	4,622

CDS by reference entity

	2013				2012				2011
	Notional		Fair value		Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	2,287	2,228	(4)	(43)	2,486	2,525	72	(71)	2,145	2,223	466	(481)
Other banks	—	—	—	—	43	32	1	(2)	110	107	21	(21)
Other FI	262	210	(20)	12	758	676	21	(33)	523	630	64	(74)
Corporate	81	81	(5)	5	164	159	(17)	17	425	322	(11)	10
	2,630	2,519	(29)	(26)	3,451	3,392	77	(89)	3,203	3,282	540	(566)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	197	(6)	1,217	(3)	9	—	—	—	1,423	(9)
Other FI	396	(5)	771	(15)	40	—	—	—	1,207	(20)
	593	(11)	1,988	(18)	49	—	—	—	2,630	(29)
2012
Banks	213	5	1,455	41	32	(1)	—	—	1,700	45
Other FI	529	17	969	7	253	8	—	—	1,751	32
	742	22	2,424	48	285	7	—	—	3,451	77

Business review Risk and balance sheet management

Country risk continued
Country exposure continued
Spain
				AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off- balance sheet	Total exposure	Gross
	Lending	REIL	Provisions			Long	Short		Derivatives	SFT				Derivatives	SFT
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	—	—	—	44	(3)	1,468	659	853	5	—	858	11	869	10	—
Other banks	4	—	—	2,801	(221)	77	91	2,787	648	—	3,439	13	3,452	3,718	2,126
Other FI	15	—	—	1,317	(225)	103	40	1,380	10	—	1,405	40	1,445	37	—
Corporate	2,924	295	152	—	—	7	12	(5)	326	—	3,245	1,862	5,107	363	—
Personal	318	55	25	—	—	—	—	—	—	—	318	55	373	—	—
	3,261	350	177	4,162	(449)	1,655	802	5,015	989	—	9,265	1,981	11,246	4,128	2,126

2012
Government	—	—	—	37	(10)	786	403	420	18	—	438	14	452	56	—
Central bank	6	—	—	—	—	—	—	—	—	—	6	—	6	—	—
Other banks	1	—	—	3,169	(634)	100	76	3,193	1,254	—	4,448	8	4,456	5,116	610
Other FI	73	—	—	1,661	(540)	96	18	1,739	26	—	1,838	140	1,978	50	—
Corporate	4,269	601	246	4	—	36	18	22	456	—	4,747	1,374	6,121	472	—
Personal	340	61	27	—	—	—	—	—	—	—	340	56	396	—	—
	4,689	662	273	4,871	(1,184)	1,018	515	5,374	1,754	—	11,817	1,592	13,409	5,694	610

2011
Government	9	—	—	33	(15)	360	751	(358)	35	—	(314)	116	(198)	40	—
Central bank	3	—	—	—	—	—	—	—	—	—	3	—	3	—	—
Other banks	90	—	—	4,892	(867)	162	214	4,840	1,620	2	6,552	7	6,559	5,180	122
Other FI	172	—	—	1,580	(639)	65	8	1,637	282	—	2,091	169	2,260	1,084	467
Corporate	5,782	1,190	442	9	—	27	—	36	454	—	6,272	2,249	8,521	471	—
Personal	362	—	—	—	—	—	—	—	—	—	362	57	419	—	—
	6,418	1,190	442	6,514	(1,521)	614	973	6,155	2,391	2	14,966	2,598	17,564	6,775	589

CDS by reference entity

	2013				2012				2011
	Notional		Fair value		Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	5,164	5,159	176	(204)	5,934	5,905	361	(359)	5,151	5,155	538	(522)
Other banks	142	91	(3)	3	1,583	1,609	34	(30)	1,965	1,937	154	(152)
Other FI	571	446	8	5	1,209	1,061	47	(28)	2,417	2,204	157	(128)
Corporate	450	202	(5)	5	2,263	2,011	7	(4)	4,831	3,959	448	(399)
	6,327	5,898	176	(191)	10,989	10,586	449	(421)	14,364	13,255	1,297	(1,201)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	484	10	1,930	94	923	20	—	—	3,337	124
Other FI	948	2	1,796	49	156	1	90	—	2,990	52
	1,432	12	3,726	143	1,079	21	90	—	6,327	176
2012
Banks	646	26	3,648	169	1,409	65	—	—	5,703	260
Other FI	2,335	72	2,539	109	324	8	88	—	5,286	189
	2,981	98	6,187	278	1,733	73	88	—	10,989	449

Business review Risk and balance sheet management

Country risk continued
Country exposure continued
Italy
				AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off- balance sheet	Total exposure	Gross
	Lending	REIL	Provisions			Long	Short		Derivatives	SFT				Derivatives	SFT
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	—	—	—	428	(43)	4,403	3,218	1,613	63	—	1,676	—	1,676	71	—
Central bank	22	—	—	—	—	—	—	—	—	—	22	—	22	—	—
Other banks	64	—	—	—	—	40	66	(26)	1,291	—	1,329	7	1,336	6,220	527
Other FI	548	—	—	91	—	52	6	137	206	—	891	440	1,331	210	—
Corporate	968	88	46	—	—	48	13	35	214	—	1,217	1,503	2,720	682	—
Personal	26	—	—	—	—	—	—	—	—	—	26	12	38	—	—
	1,628	88	46	519	(43)	4,543	3,303	1,759	1,774	—	5,161	1,962	7,123	7,183	527

2012
Government	9	—	—	408	(81)	2,781	2,224	965	80	—	1,054	—	1,054	131	—
Central bank	21	—	—	—	—	—	—	—	—	—	21	—	21	—	—
Other banks	222	—	—	125	(8)	42	54	113	1,454	—	1,789	15	1,804	8,428	3
Other FI	707	—	—	357	(1)	23	1	379	100	—	1,186	686	1,872	100	—
Corporate	1,533	34	5	87	2	85	22	150	724	—	2,407	1,956	4,363	994	—
Personal	23	—	—	—	—	—	—	—	—	—	23	12	35	—	—
	2,515	34	5	977	(88)	2,931	2,301	1,607	2,358	—	6,480	2,669	9,149	9,653	3

2011
Government	—	—	—	704	(220)	4,336	4,725	315	90	—	405	—	405	142	—
Central bank	73	—	—	—	—	—	—	—	—	—	73	—	73	—	—
Other banks	233	—	—	119	(14)	67	88	98	1,063	—	1,394	28	1,422	9,117	305
Other FI	488	—	—	685	(15)	40	13	712	758	—	1,958	1,489	3,447	760	—
Corporate	2,454	361	113	75	—	58	—	133	470	—	3,057	1,968	5,025	997	—
Personal	23	—	—	—	—	—	—	—	—	—	23	13	36	—	—
	3,271	361	113	1,583	(249)	4,501	4,826	1,258	2,381	—	6,910	3,498	10,408	11,016	305

CDS by reference entity

	2013				2012				2011
	Notional		Fair value		Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	11,915	11,800	506	(707)	13,181	13,034	717	(754)	12,125	12,218	1,750	(1,708)
Other banks	839	730	(19)	20	3,537	3,488	163	(139)	6,078	5,938	1,215	(1,187)
Other FI	194	170	(4)	4	921	895	17	(12)	872	762	60	(51)
Corporate	752	470	(23)	19	2,927	2,598	48	(37)	4,742	4,299	350	(281)
	13,700	13,170	460	(664)	20,566	20,015	945	(942)	23,817	23,217	3,375	(3,227)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	1,862	60	5,754	261	2,529	5	—	—	10,145	326
Other FI	542	6	2,966	128	—	—	47	—	3,555	134
	2,404	66	8,720	389	2,529	5	47	—	13,700	460
2012
Banks	2,146	83	7,969	441	3,281	105	—	—	13,396	629
Other FI	2,318	107	4,469	197	271	12	112	—	7,170	316
	4,464	190	12,438	638	3,552	117	112	—	20,566	945

Business review Risk and balance sheet management

Country risk continued
Country exposure continued
Portugal
				AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off- balance sheet	Total exposure	Gross
	Lending	REIL	Provisions			Long	Short		Derivatives	SFT				Derivatives	SFT
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	—	—	—	—	—	73	52	21	14	—	35	—	35	14	—
Other banks	—	—	—	71	(5)	12	7	76	234	—	310	—	310	301	614
Other FI	56	—	—	1	—	17	—	18	40	—	114	29	143	40	—
Corporate	327	127	99	21	—	—	—	21	63	—	411	243	654	63	—
Personal	6	—	—	—	—	—	—	—	—	—	6	8	14	—	—
	389	127	99	93	(5)	102	59	136	351	—	876	280	1,156	418	614

2012
Government	—	—	—	72	(18)	28	15	85	17	—	102	—	102	17	—
Other banks	—	—	—	66	(12)	5	—	71	380	—	451	—	451	481	26
Other FI	128	—	—	1	—	21	11	11	38	—	177	34	211	38	—
Corporate	450	253	188	41	—	7	—	48	79	—	577	290	867	82	—
Personal	7	—	—	—	—	—	—	—	—	—	7	8	15	—	—
	585	253	188	180	(30)	61	26	215	514	—	1,314	332	1,646	618	26

2011
Government	—	—	—	56	(59)	36	152	(60)	19	—	(41)	—	(41)	25	—
Other banks	10	—	—	91	(36)	12	2	101	389	—	500	2	502	497	217
Other FI	—	—	—	5	—	7	—	12	30	—	42	192	234	30	—
Corporate	495	27	27	42	1	18	—	60	82	—	637	258	895	82	—
Personal	5	—	—	—	—	—	—	—	—	—	5	8	13	—	—
	510	27	27	194	(94)	73	154	113	520	—	1,143	460	1,603	634	217

CDS by reference entity

	2013				2012				2011
	Notional		Fair value		Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	3,068	3,017	217	(240)	3,182	3,134	302	(275)	3,304	3,413	997	(985)
Other banks	99	91	(1)	3	856	863	31	(30)	1,197	1,155	264	(260)
Other FI	16	13	—	(1)	149	148	6	(7)	8	5	1	(1)
Corporate	358	284	(18)	13	1,054	948	5	(10)	366	321	68	(48)
	3,541	3,405	198	(225)	5,241	5,093	344	(322)	4,875	4,894	1,330	(1,294)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	497	32	1,350	61	348	26	—	—	2,195	119
Other FI	420	9	893	70	—	—	33	—	1,346	79
	917	41	2,243	131	348	26	33	—	3,541	198
2012
Banks	502	34	1,962	135	498	46	—	—	2,962	215
Other FI	916	42	1,226	89	105	(2)	32	—	2,279	129
	1,418	76	3,188	224	603	44	32	—	5,241	344

Business review Risk and balance sheet management

Country risk continued
Country exposure continued
Greece
				AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off- balance sheet	Total exposure	Gross
	Lending	REIL	Provisions			Long	Short		Derivatives	SFT				Derivatives	SFT
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	—	—	—	—	—	—	—	—	—	—	—	—	—	106	—
Central bank	1	—	—	—	—	—	—	—	—	—	1	—	1	—	—
Other banks	1	—	—	—	—	—	—	—	227	—	228	—	228	316	—
Other FI	1	—	—	—	—	—	—	—	—	—	1	13	14	—	—
Corporate	110	45	38	—	—	—	—	—	33	—	143	16	159	33	—
Personal	14	—	—	—	—	—	—	—	—	—	14	9	23	—	—
	127	45	38	—	—	—	—	—	260	—	387	38	425	455	—

2012
Government	—	—	—	—	—	9	—	9	17	—	26	—	26	151	—
Central bank	7	—	—	—	—	—	—	—	—	—	7	—	7	—	—
Other banks	—	—	—	—	—	—	—	—	299	—	299	—	299	411	—
Other FI	1	—	—	—	—	—	8	(8)	3	—	(4)	12	8	3	—
Corporate	180	38	38	—	—	—	—	—	44	—	224	19	243	44	—
Personal	13	—	—	—	—	—	—	—	—	—	13	9	22	—	—
	201	38	38	—	—	9	8	1	363	—	565	40	605	609	—

2011
Government	7	—	—	312	—	102	5	409	—	—	416	—	416	71	—
Central bank	6	—	—	—	—	—	—	—	—	—	6	—	6	—	—
Other banks	—	—	—	—	—	—	—	—	290	—	290	—	290	405	—
Other FI	31	—	—	—	—	—	—	—	12	—	43	13	56	12	—
Corporate	307	256	256	—	—	—	—	—	35	—	342	45	387	36	—
Personal	11	—	—	—	—	—	—	—	—	—	11	9	20	—	—
	362	256	256	312	—	102	5	409	337	—	1,108	67	1,175	524	—

CDS by reference entity

	2013				2012				2011
	Notional		Fair value		Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	—	—	—	—	—	—	—	—	3,158	3,165	2,228	(2,230)
Other banks	2	2	1	(1)	4	4	1	(1)	22	22	3	(3)
Other FI	—	—	—	—	—	—	—	—	34	34	8	(8)
Corporate	276	266	(7)	5	534	502	54	(53)	434	428	144	(142)
	278	268	(6)	4	538	506	55	(54)	3,648	3,649	2,383	(2,383)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	32	—	59	(1)	1	(1)	—	—	92	(2)
Other FI	126	(3)	26	(1)	—	—	34	—	186	(4)
	158	(3)	85	(2)	1	(1)	34	—	278	(6)
2012
Banks	69	5	73	8	4	—	—	—	146	13
Other FI	261	32	59	5	39	5	33	—	392	42
	330	37	132	13	43	5	33	—	538	55

Business review Risk and balance sheet management

Other risks
350	Conduct risk
351	Pension risk
353	Operational risk
355	Regulatory risk
356	Reputational risk
357	Business risk
358	Strategic risk
359	Developments in 2014

Business review Risk and balance sheet management

Other risks*
Conduct risk
Definition
Conduct risk is the risk that the behaviour of the Group and its staff towards its customers, or in the markets in which it operates, leads to reputational damage or financial loss or both. The damage or loss could be as a result of breaches of regulatory rules or laws, or of failing to meet customers’ or regulators’ expectations of the Group.

Sources of risk
Activities through which conduct risk may arise include: product design; marketing and sales; complaint handling; staff training and competence; and handling of confidential and non-public price sensitive information.

Governance structure
Effective conduct risk management is a commercial imperative for the Group: customers, clients and counterparties demand it as a precursor to building trust. It also reflects the developing regulatory environment in the UK, with the establishment of the Financial Conduct Authority, and the increasing focus of overseas regulators on conduct risk.

The Group’s compliance functions are responsible for the appropriate management of conduct risk, including Anti-Money Laundering (AML); Sanctions and Terrorist Financing (STF); and Anti-Bribery and Corruption (ABC). In doing so, they design, implement and maintain a management framework, the objective of which is the consistent identification, assessment, monitoring, and reporting of conduct risk.

A conduct risk governance structure, within which all divisions are represented by senior business leaders, provides clarity on roles, responsibilities and accountabilities for conduct risk. Key elements of the governance structure are set out below.

The Conduct Risk Committee: Operating under delegated authority from the Executive Risk Forum (ERF), it has responsibility for the governance, leadership and strategic oversight of the Group-wide conduct agenda. It can escalate significant issues to the ERF and the Board Risk Committee. (Refer to page 171).

The Compliance Management Team: a sub-committee of the Conduct Risk Committee, it has the authority to act on conduct risk matters such as: risk appetite; risk management strategy and framework; and risk profile and policy.

The Board receives updates on conduct risk via monthly risk reports.

Risk management and measurement
The Group has established a defined and measurable appetite for conduct risk to ensure commercial decisions take into account any conduct risk implications.

Placing conduct risk at the centre of the Group’s philosophy promotes a customer oriented culture that informs and challenges business strategy, delivers fair outcomes, and promotes behaviours consistent with regulatory and legal standards across its retail and wholesale markets.

Throughout 2013, the foundations of the Group’s conduct risk framework continued to be delivered. Key milestones included:

•	The completion of the phased roll-out of the Group’s conduct risk policies, using policy chapters to explain Group-wide conduct responsibilities;

•
The development and delivery of awareness initiatives and targeted conduct risk training for each policy to assist businesses and executives in embedding the understanding of conduct risk, and to provide the necessary clarity for staff on their conduct risk requirements;

•	Completion of Group-wide gap analysis and benchmarking exercise with respect to each of the conduct risk policy chapters, recording identified issues and developing and implementing remediation plans;

•	Establishing a central assurance function in Group Conduct and Regulatory Affairs, covering all elements of the Group’s conduct risk policies, including AML, STF and ABC; and

•	Establishing effective leadership and a supporting governance framework, with the participation of all divisions, to oversee the Group’s conduct agenda.

In 2013, the Group continued to focus on strengthening the capabilities of its compliance functions, at both Group and divisional level through investment in training. To do so, it facilitated training on conduct risk, primarily through computer-based Group Policy Learning modules. Each module addresses the regulatory content of relevant Group Policy Standards.

*unaudited

Business review Risk and balance sheet management

Other risks*
Conduct risk continued
Risk mitigation
Assurance and monitoring activities are essential to ensure that the Group can demonstrate compliance with existing rules and regulations, assess whether it is managing its conduct risks appropriately, and determine whether key controls are effective. In 2013, the Group Conduct and Regulatory Affairs assurance function provided Group-wide assurance over specific compliance topics, as well as thematic process reviews.

Pension risk
Definition
Pension risk is the risk arising from contractual or other liabilities to, or with respect to, the Group’s pension schemes, whether established for its employees or for those of a related company or otherwise. It also means the risk that the Group may make payments or other contributions to, or with respect to, a pension scheme because of a moral obligation, or because it considers that it needs to do so for some other reason.

Sources of risk
The Group has exposure to pension risk through its defined benefit schemes worldwide. The five largest schemes, which represent around 96% of the Group’s pension liabilities, are the Royal Bank of Scotland Group Pension Fund (‘main scheme’), the Ulster Bank Pension Scheme (Republic of Ireland), the Ulster Bank Pension Scheme, the Royal Bank of Scotland Americas Pension Plan and the Royal Bank of Scotland International Pension Trust. The main scheme is the principal source of pension risk.

Pension scheme liabilities vary with changes in long-term interest rates and inflation as well as with pensionable salaries, the longevity of scheme members and changes in legislation. Meanwhile, pension scheme assets vary with changes in interest rates, inflation expectations, credit spreads, exchange rates and equity and property prices. The Group is exposed to the risk that the market value of the schemes’ assets - together with future returns and any additional future contributions - becomes insufficient to meet liabilities as they fall due. In such circumstances, the Group could be obliged (or may choose) to make additional contributions to the schemes or be required to hold additional capital to mitigate this risk.

Governance
The main scheme operates under a trust deed. The trustee is responsible for the investment of the main scheme’s assets which are held separately from the assets of the Group. The Group and the trustee must agree on the plan to fund the main scheme. The corporate trustee, RBS Pension Trustee Limited, is a wholly owned subsidiary of The Royal Bank of Scotland plc. The trustee board currently comprises six directors selected by the Group and three directors nominated by members.

The Pension Risk Committee, acting as a sub-committee of the Group Asset and Liability Management Committee (GALCO), considers the Group’s view of pension risk. The Pension Risk Committee considers mechanisms that could potentially be used for managing risk within the funds as well as financial strategy and employee welfare implications, It also reviews actuarial assumptions from a sponsor perspective as appropriate. The Pension Risk Committee is a key component of pension risk management and serves as a formal link between the Group and the Investment Executive, which acts on behalf of the trustee of the Group’s largest pension schemes, where risk management, asset strategy and financing issues are discussed. The Investment Executive also consults with the Group to obtain its view on the appropriate level of risk within the pension fund.

For further information on the Group’s risk governance, see page 171.

Risk management
Risk appetite and investment policy for the schemes are defined by the trustee with quantitative and qualitative input from actuaries and investment advisers.

As the sponsor of its defined benefit pension schemes, the Group manages the risk it faces using a pension risk management framework. This encompasses risk monitoring, modelling, stress testing and reporting. As sponsor, the Group maintains an independent view of the risk inherent in its pension funds. In addition to the scrutiny provided by the Pension Risk Committee, the Group also achieves this through regular pension risk monitoring and reporting to the Group Board, Group Executive Committee and Group Board Risk Committee on the material pension schemes that the Group has an obligation to support.

Risk measurement
Pension risk reporting is submitted to the Group Board monthly in the RBS Risk Management Report.  The report includes an assessment of the sensitivities of the Group’s pension schemes to interest rates and inflation, a breakdown of the assets by class, and measurement of the overall deficit or surplus position based on the latest data.

Throughout 2013, various pension risk stress-testing initiatives were undertaken, focused both on internally defined scenarios and on scenarios to meet integrated PRA stress testing requirements.

Risk mitigation
The trustee has taken measures partially to mitigate inflation and interest rate risks both by investing in suitable physical assets and by entering into inflation and interest rate swaps. The main scheme also uses derivatives to manage the allocation of the portfolio to different asset classes and to manage risk within asset classes. The assets of the main scheme, which represent 85% of Group pension plan assets at 31 December 2013, are invested in a diversified portfolio of quoted and private equity, government and corporate fixed interest and index-linked bonds, and other assets including property and hedge funds.

*unaudited

Business review Risk and balance sheet management

Other risks*
Pension risk continued
Risk is also mitigated in other ways. In October 2006, the main scheme was closed to new employees. In November 2009, the Group confirmed that it was making changes to the main scheme and a number of other defined benefit schemes including the introduction of a limit of 2% per annum (or the annual change in the Consumer Price Index, if lower) to the amount of any salary increase that will count for pensionable purposes.

In October 2012, the Group confirmed that it was offering employees the choice between an increase to the charge made through its flexible benefits programme for membership of the main scheme by 5% of salaries or an increase in their Normal Pension Age from 60 to 65 in respect of service from October 2012 with no additional charge.

The table below shows the sensitivity of the Main scheme’s assets and liabilities (measured according to IAS 19 ‘Employee Benefits’) to changes in interest rates and equity values at the year end, taking account of the current asset allocation and hedging arrangements.

	Change	Change	Increase in net
	in value	in value of	pension
	of assets	liabilities	obligations
	£m	£m	£m
At 31 December 2013
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	217	333	(116)
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	595	895	(300)
Fall in credit spreads of 0.25% at all durations with no change in nominal or real swap yields	60	1,245	(1,185)
Fall in equity values of 10%	(894)	—	(894)

At 31 December 2012
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	76	255	(179)
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	578	995	(417)
Fall in credit spreads of 0.25% at all durations with no change in nominal or real swap yields	71	1,261	(1,190)
Fall in equity values of 10%	(862)	—	(862)

At 31 December 2011
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	106	200	(94)
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	557	911	(354)
Fall in credit spreads of 0.25% at all durations with no change in nominal or real swap yields	104	1,118	(1,014)
Fall in equity values of 10%	(935)	—	(935)

*unaudited

Business review Risk and balance sheet management

Other risks*
Operational risk
Definition
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or external events.

It arises from day-today operations and is relevant to every aspect of the Group’s business.

Sources of risk
Operational risk may arise from a failure to manage appropriately the Group's operations, transactions and security. It may arise from other forms of human error, an inability to deliver change on time or adequately, or from the unavailability of technology services, or the loss of customer data.  It could also result from a liability or a loss arising from a defective transaction.  A failure to take appropriate measures to protect assets or to take account of changes in law, are sources of risk.  Fraud and theft are important sources of operational risk, as is the impact of natural and man-made disasters.

Governance structure
The Group operates with an independent Operational Risk Second Line of Defence function comprising both a central team and teams based in each business. The function plays a leadership role by providing a forward-looking, value-adding capability, working with the business to achieve a robust risk management culture across the bank. The Group Head of Operational Risk reports to the Group Chief Risk Officer.

The Operational Risk function is responsible for the design and maintenance of the operational risk framework. The Operational Risk Policy and associated standards are incorporated in the Group Policy Framework and provide direction for the consistent identification, assessment, management, monitoring and reporting of operational risk.

The Operational Risk Executive Committee, which is a sub-committee of the Group Risk Committee, acts on all operational risk matters. It is responsible for identifying and managing emerging operational risks, and for reviewing and monitoring operational risk profile strategies and frameworks across the Group, ensuring they are in line with risk appetite.

Risk management
Risk appetite
The Group’s operational risk appetite statement is agreed by the Group Board. It comprises a number of specific measures of risk, including operational risk capital adequacy, earnings volatility based on the relationship between operational risk losses and the Group’s estimated gross income. It also includes metrics covering control environment performance.  Further refinement of the appetite measure is planned for 2014.

To confirm that the Group operates within the set risk appetite, the high-level statement is aligned with the strategic risk objectives of the Group. Group-level measures have been set and cascaded to divisions and supported by additional tolerances and key indicators.

Operational risk appetite measures and frameworks are reviewed annually at the ERF.

The objective of operational risk management is not to remove operational risk altogether, but to manage it to an acceptable level, taking into account the cost of minimising the risk against the resultant reduction in exposure. Strategies to manage operational risk include avoidance, transfer, acceptance and mitigation by controls.

The operational risk cycle comprises four stages:

•	Identification of risks

•	Assessment or measurement of the scale of risks

•	Management or control of risks to prevent their recurrence or minimise the potential impact

•	Monitoring and reporting of risks.

Although the operational risk tools encompass all stages of the risk cycle, they can be broadly categorised as follows:

Identification and assessment
Risk assessments are used to identify and assess material operational risks and key controls across all business areas. To provide a consistent categorisation of risks and controls across the Group and to support identification of risk concentrations, all risks and controls are mapped to the Group-wide risk taxonomy and the control catalogue.

The process is designed to confirm that risks are effectively managed and prioritised in line with the stated risk appetite. Controls are tested frequently to verify and validate that they remain fit for purpose and operate effectively. Risk assessments are typically conducted in a workshop environment, bringing together subject matter experts and key stakeholders from across the divisions and key functions.

In 2013, the focus was on the continued implementation and embedding of risk assessments across the Group. This included the strengthening of links between risk assessments and other elements of the Group operational risk framework.

New product risk assessment
The Group’s new product risk assessment process is used to ensure that risks for all new products (and material variations to existing products) are adequately identified and assessed before their launch. The assessment documentation and review includes the requirement to demonstrate that the product provides fair outcomes for customers.

The Group New Business Forum reviews and challenges proposed high risk products to ensure material risks have been adequately identified and assessed so that new products are launched in line with the Group’s risk appetite and strategy.

Enhancements made during 2013 include the introduction of an improved product pipeline to provide more detail on product review and sign-off, and enhanced reporting to the Group New Business Forum to allow challenges to the risk classification of products assessed as low-risk by divisions.

*unaudited

Business review Risk and balance sheet management

Other risks*
Operational risk continued
Risk measurement
Scenario analysis is used to assess the impact of extreme but plausible operational risks. It provides a forward-looking basis for managing risk exposures, with a structured and consistent approach to scenario scoping and measurement. In 2013, the portfolio of scenarios was further enhanced with greater coverage of the material risks to which the Group is exposed.

Scenario analysis is an important component in the operational risk framework, providing senior management with valuable insight into risk exposures that could significantly affect the Group’s financial performance or reputation. Scenarios also provide an important link between operational risk management and measurement as a key input into the calculation of Economic Capital, and into the Group’s stress testing and reverse stress testing processes.

Scenarios are run in a workshop environment, bringing business and risk and control experts together, thereby providing a deeper understanding of risk exposures and allowing management to make more informed decisions on taking action.

The Group further refined its approach to assessing the impact of the economic cycle on its operational risk losses by specifically assessing the impact of the PRA’s published Anchor 5 scenario, which describes the impact of a series of country-specific shocks around the world on expected levels of operational risk losses and capital adequacy requirements for operational risk.

The impact of the PRA Anchor 5 scenario on the Group's operational risk capital, as calculated under the standardised approach, was also projected based on the outputs of the Group’s stress-testing exercises. Operational risk impacts are also assessed based on additional economic stress scenarios developed internally. This is used as part of the overall stress input to capital planning and ICAAP.

Operational risk is measured utilising a top-down assessment of risk through scenario analysis along with a bottom-up assessment of risk and controls.

Scenario analysis is the frequency and impact assessment of extreme but plausible operational risk exposures, which assess the Group’s vulnerability against future unexpected loss. Scenarios, along with internal and external loss data, are a key input into the capital model and are expected to influence the capital outcome significantly as they drive the tail of the severity distribution.

Risk and control assessments examine the financial and non-financial risk impact. The risk impact is assessed on both an expected and exceptional loss basis for the following 12-month period, and a risk appetite decision made.

Event and loss data management
Event and loss data management covers a set of standard requirements for the management of operational risk events and loss data. It also provides for clear and consistent communication of operational risk events that meet defined threshold criteria to the Group’s senior management. The Group has continued to focus on the timely and accurate capture of operational risk losses; the use of a single Group-wide repository; and the escalation of material operational risk events.

All losses and recoveries associated with an operational risk event are reported based on the date of each financial impact. A single event can have multiple losses (or recoveries) which may take some time to crystallise. Losses and recoveries will also have been booked in 2013 on events which occurred, or were identified in, prior years.

Number of events (net loss greater than £10,000)
At 31 December 2013, four categories accounted for around 90% of all operational risk events. These were: (i) clients, products and business practices; (ii) execution, delivery and process management; (iii) fraud; and (iv) employment practices and workplace safety. This proportion was broadly in line with 2012.

Value of events (net loss greater than £10,000)
At 31 December 2013, events aligned with clients, products and business practices accounted for 99% of the losses (compared to 91% in 2012). The losses in this category were as a result of new conduct-related provisions, further increased provisions relating to Payment Protection Insurance, Interest Rate Hedging Products, and regulatory settlements.

A small number of operational risk events contribute a high percentage of the total losses. In 2013, less than 1% of the events contributed around 98% of the losses. This was in line with 2012.

Capital
The Group calculates the Pillar 1 capital requirement for operational risk using the standardised approach (TSA). For 2013, the Group’s minimum Pillar 1 capital requirement was £3.4 billion (2012 - £3.7 billion).

*unaudited

Business review Risk and balance sheet management

Other risks*
Operational risk continued
Monitoring and reporting
Monitoring and reporting form an integral part of all of the Group’s operational risk management processes, which are designed to ensure that risks and issues are identified, escalated and managed on a timely basis. Exposures for each division are communicated through monthly risk and control reports that are discussed at divisional risk committees. The reports provide detail on the risk exposures and action plans. In 2013 the linkages between different components of the operational risk framework were improved. This has allowed better aggregation, using both qualitative and quantitative inputs from all framework elements to underpin improvements in reporting to senior committees.

Control Environment Certification
Control Environment Certification (CEC) is used by the Group Executive to review and assess its internal control framework. Members of the senior management team are required to provide a semi-annual assessment of the robustness of the Group’s internal control environment including:

•	Compliance with the requirements of the UK Corporate Governance Code;

•	Appropriateness of the risk frameworks, culture and governance structures of each division to help ensure the Group operates within risk appetite;

•	Adequacy of reporting on the material risks for the business against appetite; and

•	Compliance with the Group Policy Framework and key divisional and functional policy standards.

CEC outcomes are reported to the Board, the Group Audit Committee and the Board Risk Committee, and shared with external auditors.

Risk mitigation
Where a risk has been deemed to be outside of risk appetite, the business unit must decide whether this is acceptable or not. Where it is deemed unacceptable, an action plan to reduce the exposure is prepared and is monitored to conclusion through the operational risk issues management process.

The objective of the operational risk issues management framework is the adoption of a consistent approach to the management of issues and actions to mitigate risks outside appetite. This element of the operational risk framework continues to be enhanced in areas such as analysis of common issues on an aggregated basis across the Group to identify emerging trends and improvements to the quality of data captured.

The Group purchases insurance to provide the business with financial protection against specific losses and to comply with statutory or contractual requirements, providing protection against financial loss once a risk has crystallised.

Regulatory risk
Definition
Regulatory risk is the risk of material loss or liability, legal or regulatory sanctions, or reputational damage, resulting from the failure to comply with (or adequately plan for changes to) relevant official sector policy, laws, regulations, or major industry standards, in any location in which the Group operates.

Sources of risk
The sources of regulatory risk arise from the Group’s regulatory, business or operating environment and from how the Group responds to them.

Governance structure
The Group’s Regulatory Affairs team (“Regulatory Affairs”) maintains well-established policies and supporting processes to ensure timely identification of, and effective responses to, changes in official requirements affecting the Group. The function also maintains a structured and open engagement with the Group’s regulators. Regulatory Affairs underpin a range of other policies and processes that address on-going compliance with regulatory obligations (refer to the section on Conduct Risk for further information).

Group Board and Executive Committee oversight of changes to regulatory requirements is supported by a Prudential Regulatory Developments Executive Steering Group (ESG), which was formed in early 2010 to provide focus on a range of key regulatory developments and the Group’s responses.

The ESG is augmented by more specialised groups which cover prudential, wholesale market and retail conduct issues as well as by an RBS Americas regional forum. These bodies identify and manage regulatory developments, by cascading information and coordinating activity.  Their activity includes: prioritisation, allocation of responsibility, short-term tactical mitigants, longer-term strategic responses, sharing best practice, discussion of policy views, and escalation of the need for implementation projects.

A divisional Heads of Regulatory Developments Committee supports the maintenance and continuous development of the relevant policy, known as the Political, Legislative and Regulatory Environment Policy Standard, and supporting documents, together with associated processes, tools and governance. It also oversees the Group’s regulatory developments operating framework to ensure it meets the needs of all divisions and functions, as well as the maintenance of the policy known as the Group Relationships with Regulators Policy Standard.

Similarly, the Regulatory Relations Forum, chaired by Regulatory Affairs, has global coverage with representatives from all divisions and regions. It facilitates the sharing of key regulatory engagements and trends across the Group’s operations.

In addition, Regulatory Affairs ensures appropriate governance and reporting of all material regulatory reviews and other regulatory developments worldwide to relevant Group committees. These committees include the Group Board, the Group Audit Committee, and the Board Risk Committee.

*unaudited

Business review Risk and balance sheet management

Other risks*
Regulatory risk continued
Risk management and measurement
The Group believes that maintaining a strong regulatory risk framework is fundamental to ensuring sustainable growth, rebuilding its reputation and maintaining stakeholder confidence.

Regulatory Affairs’ two policies are supported by risk appetite statements and by relevant benchmarking activity against the Group's peer banks.

These are framed by the Group’s stated regulatory risk and compliance risk appetite, which says there is no appetite for material or widespread breaches of rules, expectations, regulations or laws, individually or in aggregate. It recognises, however, that genuine errors occur, and so the Group accepts limited, non material regulatory risk and subsequent loss.

This is reflected in the Political, Legislative and Regulatory Environment Policy Standard, which requires that all likely changes in official policy, legislation, regulation or other requirements must be identified, and assessed for potential impact, using an internal classification system.

The regulatory risk and compliance risk appetite is also reflected in the Group Relationships with Regulators Policy Standard, which states that all significant /material contacts with regulators must be identified and managed effectively and that all information provided to the regulators must be accurate, consistent and delivered within agreed timescales.

The level of regulatory risk remained high during 2013, as policymakers and regulators continued to strengthen regulation and supervision in response to the events of 2007/2008. This can be measured in high levels of interaction with supervisory authorities such as meetings, requests for information, visits and investigations, as well as in policy developments and proposals for new rules.  At 31 December 2013 the Group was managing 45 “High Impact” regulatory or legislative policy initiatives, and a further 63 “Medium-High” Impact initiatives.  In 2013 as a whole, the Group had also reviewed over 305 consultations in its core markets.

Against the backdrop of intensified regulatory pressure, Regulatory Affairs has increased the size of its team, as well as improved and refined its operating model, tools, systems and processes.

A “Centres of Excellence” model was adopted in July 2013. This has brought together divisional and functional resources to manage issues more efficiently, using specialisms in existing teams and managing issues cross-divisionally.

Internal communications on regulatory issues were strengthened. This involved staff seminars and the publication of key information on internal websites, including the weekly Regulatory Affairs Flash Report, covering  key regulatory developments and supervisory interactions.

Quarterly reporting to the Group Audit Committee captures all material regulatory reviews and investigations as well as other regulatory developments worldwide. The reporting also tracks the status of, and trends in, key regulatory relationships.

Risk mitigation
The early identification and effective management of changes in legislation and regulation, as well as other requirements that may affect the Group, are critical to the successful mitigation of regulatory risk.

All regulatory and compliance changes are managed so as to ensure timely compliance readiness. Those assessed as having a “High” or “Medium-High” impact are managed especially closely with the aim of mitigating the impact through, for instance, changes to strategy or business activities, or external engagement.

RBS Regulatory Affairs also communicates information on regulatory developments and follow-up engagement with client-facing businesses and functions, helping them identify and execute any required mitigating changes to strategy or business models. The key regulatory policies are kept under annual review.

Reputational risk
Definition
Reputational risk is the risk of brand damage and/or financial loss owing to a failure to meet stakeholders’ expectations of the Group’s conduct and performance. Stakeholders include customers, investors, rating agencies, employees, suppliers, government, politicians, regulators, special interest groups, consumer groups, media and the general public. Brand damage can be detrimental to the business in a number of ways. It can hamper efforts to build or sustain business relationships with customers, affect staff morale, and reduce access to funding sources.

Sources of risk
Reputational risk can arise across a range of actions taken (or, in some cases, not taken) by the Group and individuals, as well as its wider conduct, policies and practices.

Governance structure
The Group Board has the ultimate responsibility for managing the Group's reputation, although all parts of the Group have responsibility for any reputational impact arising from their operations, including relationships with customers. The Board has set the Group’s Purpose, Vision and Values (PVV), which outline a desired reputation for the Group “to be trusted, respected and valued by our customers, shareholders and communities”.

Directors and senior executives are actively engaged in key strategic and transactional decisions that can have a reputational impact, for example

•	Key reputational issues associated with the Group’s strategic plans are discussed at Board level.

•	The Board Risk Committee (BRC) oversees reputational issues and is directly engaged in strategic reputational management decisions (e.g. the customer redress policy following the Group’s IT incident).

•
The Group Sustainability Committee (GSC) reviews reputational issues from a customer or sector perspective. It is responsible for reviewing the Group’s sustainability strategy, values and policies and aligning the Group’s approach to environmental, social and ethical (ESE) issues.

*unaudited

Business review Risk and balance sheet management

Other risks*
Reputational risk continued
The Board’s oversight of reputational issues is supported by structures and committees to ensure that key reputational issues are discussed at appropriate levels across the Group:

•
Each division has reputational filters to provide the “first line of defence” for sensitive transactions or customers. Divisions have also established committees or forums to deliberate on customers, transactions or issues that may present a reputational risk for the division. For example, the remit of the International Banking Global Capital & Sighting Committee includes a requirement to assess key reputational sensitivities associated with client transactions against defined risk appetite.

•
The ESE risk management function provides guidance and sets policy to avoid reputational risk to the bank related to the Group’s business engagements and lending to customers in some sensitive industry sectors, such as mining. The function is supported by additional resource in the business divisions.

•
The Group Risk Committee (GRC) reviews reputational issues from an organisational perspective. Its remit covers material and/or enterprise-wide risk and control matters across the Group, including reputational risk, as well as a review of the overall risk culture, capability and commitment across the Group.

Risk management and measurement
The reputational risk management framework is aligned with the Group’s strategic objectives, its risk appetite its focus on serving customers well, its risk appetite and the Group’s PVV. It is designed to embed, at different points of decision-making processes, a series of reputational filters and controls that examine products, services and activities through the lens of sustainability, transparency and fairness.

The Group has put the focus on “serving customers well” at the heart of its strategic objectives that, combined with a safe and sound bank, will build a culture and reputation in line with the Group’s stakeholder expectations. By serving customers well, RBS aims to be trusted, respected and valued – a sustainable model of how banks serve society. Legacy issues remain to be worked through, but dealing with them in a transparent manner is a necessary part of the ability to move forward.

The Group’s four corporate values (serving customers, working together, thinking long-term and doing the right thing) build on the advances made so far (e.g. strengthened governance and controls) to deliver the required cultural and behavioural change for the long term, with a set of supporting tangible measures. Key tools designed to embed the values include a revised code of conduct, a simple “YES-check” guide to decisions that need to be taken every day by employees and various training and accreditation programmes. Values will also be a core part of performance measures to endorse behaviours that benefit customers, manage risk and deliver long-term shareholder value.

The monthly risk report to the Group Board contains a view of key risks, including a reputational risk impact assessment of each key risk. In addition, the divisions report on relevant barometers of reputational risk and actions to manage reputational events according to the source. The annual Group Sustainability report also covers progress on the Group’s sustainability principles.

Emerging reputational issues are identified and assessed by a dedicated cross-divisional reputational risk working group, and escalated through the appropriate governance channels where necessary.

Risk mitigation
Several of the Group policies address key sources of reputational risk. These policies are implemented in accordance with the Group Policy Framework through divisional and functional policy standard owners. The effectiveness of these policies within each business unit is reported through the CEC process semi-annually. Reputational aspects also form a core part of the RBS conduct risk framework, with a series of enhanced policies being developed in line with the Group’s conduct risk appetite.

Business risk
Definition
Business risk is the risk that the Group suffers losses as a result of adverse variances in its revenues and/or costs related to its business plan and strategy. Such variances may be caused by internal factors such as volatility in pricing, sales volumes, and input costs or external factors such as the Group's exposure to macroeconomic, regulatory and industry risks.

Sources of risk
Business risk exists at all levels of the organisation and is generated at the transaction level. It is affected by other risks the Group faces, which could contribute to any adverse changes in the Group's revenues or costs. They include funding risk, volatility in the cost of funding, non-traded interest rate risk, inflation risk, operational risk, strategic risk, regulatory risk, conduct risk and reputational risk.

Governance structure
The Group Board has ultimate responsibility for business risk through the achievement of the Group’s business plan. The primary responsibility for divisional financial performance rests with the divisional CEO supported by divisional ExCo and functions.

Responsibility for the management of business risk lies primarily with the Group’s divisions, with oversight by Group Finance. The divisions are responsible for delivery of their business plans and the management of such factors as pricing, sales volumes, marketing spend and other factors that can introduce volatility into earnings.

*unaudited

Business review Risk and balance sheet management

Other risks*
Business risk continued
Risk management and measurement
The Group seeks to minimise its exposure to business risk, subject to its wider strategic objectives.

Business risk is identified and managed at product and transaction level. Estimated revenue and costs, including the potential range of outcomes, are key elements in the design of any new product or investment decision. All policies that ultimately seek to manage and control financial impacts at the product and transaction level are therefore relevant to business risk management including policies on conduct, treasury and investment spend.

Business risk is reported, assessed and challenged at every governance level within the organisation. Revenue and costs are reported within divisional business line and divisional finance teams maintain a record of financial performance against plans, reporting this on a regular basis to divisional CFOs and to Group functions. Group Finance challenges divisional financial results and reports performance against plan to the Board and executive committees with a particular focus on revenue generation, cost management initiatives and risk mitigation.

Business risk is reviewed and assessed through the Group’s planning cycles and performance management processes.

In the planning cycles, expected and potential scenarios for revenues and costs are determined, on a bottom-up basis, through plans reflecting expectations of the external environment and the Group’s strategic priorities. These scenarios are tested against a range of sensitivities and stresses to identify the key risk drivers behind any potential volatility, together with management actions to address and manage them.

Group Risk operates a top-down stress testing process in parallel to the Group’s planning cycles, considering both severe and extreme stress scenarios. The stress test outcomes form a core part of the assessment of earnings and capital adequacy risk appetite and are approved by the Board. The measurement of change in profit and loss of the divisions under stress thereby acts as a measure of business risk. Divisions also conduct their own bottom-up stress testing exercises to assess financial performance of their businesses under stress.

In 2013, the measurement of business risk was further enhanced through greater use of downside scenarios, improved granularity of stress testing, new revenue models in some of the main divisions and the development of an economic capital related business risk measure.

Business risk is incorporated in the Group’s risk appetite target for earnings volatility, and an assessment of volatility in revenues and costs is a key component in determining whether the Group and its underlying businesses are within risk appetite. Each division is responsible for the implementation of its business plan and the management of associated risks within approved risk appetite targets.

Expected profiles for revenues and costs are determined, on a bottom-up basis, through plans reflecting expectations of the external environment and the Group’s strategic priorities. These profiles are tested against a range of sensitivities and stresses to identify the key risk drivers behind any potential volatility, along with management actions to address and manage them.

Risk mitigation
The Group operates a forecast process which identifies projected changes in, or risks to, key financial metrics and ensures appropriate actions are taken.

During 2013, the Group responded to the business risk challenges that it continues to face, focusing on the management of net interest margin in order to sustain and grow revenues. In addition, it introduced cost management programmes to deliver substantial savings and flexibility in the cost base.

Strategic risk
Definition
The risk that the Group will make inappropriate strategic choices, or that there will be changes in the external environment to which the Group fails to adapt its strategies.

Sources of risk
Strategic risk arises from three principal sources:

•
Inadequate or inaccurate analysis of current and prospective operating conditions in the Group’s markets including macroeconomic performance, customer and competitor behaviours and actions, regulatory developments and technological impacts;

•	Inadequate or inaccurate understanding of the Group’s existing capabilities and positioning and ability to implement chosen strategies; and

•	Significant unanticipated changes in the Group’s operating environment.

Failure to manage strategic risk could have a wide-ranging impact on the Group. Effects could include damage to the Group’s customer franchises, and lower revenues, profitability and returns to shareholders. Strategic risk is viewed as material, given the current uncertain economic climate and the potential impact of regulatory changes in the medium term.

Governance structure
The Group’s strategic planning process is managed by Group Strategy and Corporate Finance. As part of that process, each division develops a strategic plan for its business within a framework set by the Group’s senior management. Divisional plans are then consolidated at Group level, and both divisional and Group plans are reviewed, challenged and assessed against risk appetite. The consolidated plan is reviewed and formally signed off by the Group Board once a year.

*unaudited

Business review Risk and balance sheet management

Other risks*
Strategic risk continued
Strategic plans are developed by each division on an annual cycle managed centrally, and are aggregated into a Group plan reviewed and challenged by the Group Chief Executive, Group Finance Director and Group Director of Strategy and Corporate Finance before presentation to the Group Board. The Board has ultimate responsibility for approving strategic plans, initiatives and changes to strategic direction. In addition to the annual cycle, each division presents a more detailed individual “Deep Dive” review of key dimensions of its strategy at a Group Board meeting at different points during the year.

Risk management and measurement
The Group seeks to reduce strategic risk by employing a disciplined strategic framework based on five enduring tests (leading customer franchises, returns, risk, sustainable growth, connectivity) and by assigning responsibility for strategy development to line management. Key strategies are scrutinised and approved by the Group Board. This is intended to maximise the capture of market and customer insight while providing independent scrutiny and challenge. Strategic plans contain analysis of current and expected operating conditions, current and targeted competitive and market positioning, key strategic initiatives, financial and customer targets and milestones. Upside and downside risks to the strategic plans are identified.

In 2013, the Group began to focus on reducing strategic risk through a wide-ranging review to analyse core activities and formulate an appropriate plan, including rationalisation where necessary, to address the business challenges of the next five years

Responsibility for the management of the bank’s strategic risks resides mainly with the individual divisions. Divisional management tracks progress on the initiatives and action plans to deliver the strategy through a range of key performance indicators such as financial performance, risk metrics, market shares and numbers of customers, satisfaction scores.

Strategic progress is also monitored through quarterly performance review meetings between divisional CEOs and the Group Chief Executive, Group Finance Director and Group Director of Strategy and Corporate Finance. While there is no formal Group statement on Strategic Risk appetite, the Group’s strategy is approved by the Group Board with consideration of the risks in pursuing that strategy.

A wide variety of financial, risk, customer and market metrics are used to monitor business performance and thus, inter alia, the effectiveness of chosen strategies. Any deviations from the expected values are analysed to determine drivers which could be strategic, environmental or management.

Risk mitigation
A full sensitivity analysis of the strategic plan is undertaken at the end of the strategic and financial planning process, to assess the robustness of the plan under stressed conditions represented by a variety of scenarios. In certain cases, following consideration of an opportunity, the Group may decide not to pursue that opportunity as a result of a perceived strategic risk.

Developments in 2014
In November 2013, the Group announced its intention to undertake a comprehensive business review. Over the remainder of 2013 and into the early months of 2014, it completed the review and developed a strategic plan, the objective of which is to position the Group as a UK-focused retail and corporate bank that earns its customers’ trust by serving them better than any other bank. Key to achieving this is combining customer groups with similar needs into three new businesses and reducing significantly the Group’s costs and complexity. While the Group is confident that the plan is appropriate, it may have underestimated the risks arising from concentrating its activities in the UK or misunderstood the needs of its customers or the strength of its competitive position.

Even if the strategy proves to be appropriate, the Group may not succeed in implementing it, particularly as doing so will make additional demands on management at a time of significant regulatory change. Finally, given the rapidity with which technology is changing its competitive environment, the Group may find that its strategy does not go far enough to enable it to compete effectively.

*unaudited

Financial statements

361	Report of Independent Registered Public Accounting Firm
362	Consolidated income statement
363	Consolidated statement of comprehensive income
364	Consolidated balance sheet
365	Consolidated statement of changes in equity
368	Consolidated cash flow statement
369	Accounting policies
383	Notes on the consolidated accounts
383	1	Net interest income
384	2	Non-interest income
385	3	Operating expenses
390	4	Pensions
395	5	Auditor’s remuneration
396	6	Tax
397	7	Profit attributable to preference shareholders and paid-in equity holders
397	8	Ordinary dividends
397	9	Earnings per ordinary and equivalent B share
398	10	Financial instruments - classification
404	11	Financial instruments - valuation
425	12	Financial instruments - maturity analysis
428	13	Financial assets - impairments
430	14	Derivatives
432	15	Debt securities
434	16	Equity shares
435	17	Intangible assets
438	18	Property, plant and equipment
439	19	Prepayments, accrued income and other assets
440	20	Discontinued operations and assets and liabilities of disposal groups
443	21	Short positions
443	22	Accruals, deferred income and other liabilities
445	23	Deferred tax
446	24	Subordinated liabilities
453	25	Non-controlling interests
453	26	Share capital
456	27	Other equity
457	28	Leases
459	29	Structured entities
461	30	Asset transfers
462	31	Capital resources
464	32	Memorandum items
475	33	Net cash (outflow)/inflow from operating activities
476	34	Analysis of the net investment in business interests and intangible assets
476	35	Interest received and paid
476	36	Analysis of changes in financing during the year
477	37	Analysis of cash and cash equivalents
478	38	Segmental analysis
486	39	Directors’ and key management remuneration
486	40	Transactions with directors and key management
487	41	Related parties
488	42	Post balance sheet events
489	43	Consolidating financial information

Report of Independent Registered Public Accounting Firm to the members of The Royal Bank of Scotland Group plc

We have audited the accompanying consolidated balance sheets of The Royal Bank of Scotland Group plc and its subsidiaries (together "the Group") as at 31 December 2013, 2012 and 2011 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended 31 December 2013, the notes 1 to 43 and the information identified as ‘audited’ in the Risk and balance sheet management section of the Business review. These financial statements are the responsibility of the Group's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material aspects, the financial position of the Group as at 31 December 2013, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2013, in conformity with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

Note 43 to the financial statements was added for the inclusion of consolidating financial information in respect of The Royal Bank of Scotland plc in accordance with Regulation S-X Rule 3-10.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as at 31 December 2013 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission and our report dated 26 February 2014 expressed an unqualified opinion on the Group's internal control over financial reporting.

Deloitte LLP
London, United Kingdom
26 February 2014 (30 April 2014 for the consolidating financial information in Note 43)

Consolidated income statement for the year ended 31 December 2013

		2013	2012*	2011*
	Note	£m	£m	£m
Interest receivable		16,740	18,530	21,036
Interest payable		(5,759)	(7,128)	(8,733)
Net interest income	1	10,981	11,402	12,303
Fees and commissions receivable	2	5,460	5,709	6,379
Fees and commissions payable	2	(942)	(834)	(962)
Income from trading activities	2	2,685	1,675	2,701
Gain on redemption of own debt	2	175	454	255
Other operating income	2	1,398	(465)	3,975
Non-interest income		8,776	6,539	12,348
Total income		19,757	17,941	24,651
Staff costs		(7,163)	(8,188)	(8,562)
Premises and equipment		(2,348)	(2,232)	(2,423)
Other administrative expenses		(7,244)	(5,593)	(4,436)
Depreciation and amortisation		(1,410)	(1,802)	(1,839)
Write-down of goodwill and other intangible assets		(1,403)	(124)	(80)
Operating expenses	3	(19,568)	(17,939)	(17,340)
Profit before impairment losses		189	2	7,311
Impairment losses	13	(8,432)	(5,279)	(8,707)
Operating loss before tax		(8,243)	(5,277)	(1,396)
Tax charge	6	(382)	(441)	(1,075)
Loss from continuing operations		(8,625)	(5,718)	(2,471)
Profit/(loss) from discontinued operations, net of tax
- Direct Line Group	20	127	(184)	301
- Other	20	21	12	47
Profit/(loss) from discontinued operations, net of tax		148	(172)	348
Loss for the year		(8,477)	(5,890)	(2,123)

Loss attributable to:
Non-controlling interests		120	(136)	28
Preference shareholders	7	349	273	—
Paid-in equity holders	7	49	28	—
Ordinary and B shareholders		(8,995)	(6,055)	(2,151)
		(8,477)	(5,890)	(2,123)

Per ordinary and equivalent B share (1)
Basic and diluted loss from continuing operations	9	(81.3p)	(54.5p)	(22.7p)

Basic and diluted loss from continuing and discontinued operations	9	(80.3p)	(55.0p)	(19.9p)

*Restated

Note:
(1)	Ten B shares rank pari-passu with one ordinary share (see Note 26).

The accompanying notes on pages 383 to 495, the accounting policies on pages 369 to 381 and the audited sections of the Business review: Risk and balance sheet management on pages 169 to 359 form an integral part of these financial statements.

Consolidated statement of comprehensive income for the year ended 31 December 2013

		2013	2012*	2011*
	Note	£m	£m	£m
Loss for the year		(8,477)	(5,890)	(2,123)
Items that do not qualify for reclassification
Actuarial gains/(losses) on defined benefit plans	4	446	(2,158)	(375)
Tax		(246)	352	34
		200	(1,806)	(341)
Items that do qualify for reclassification
Available-for-sale financial assets		(406)	645	2,258
Cash flow hedges		(2,291)	1,006	1,424
Currency translation		(229)	(900)	(440)
Tax		1,014	(152)	(1,558)
		(1,912)	599	1,684
Other comprehensive (loss)/income after tax		(1,712)	(1,207)	1,343
Total comprehensive loss for the year		(10,189)	(7,097)	(780)

Total comprehensive loss is attributable to:
Non-controlling interests		137	(129)	(24)
Preference shareholders		349	273	—
Paid-in equity holders		49	28	—
Ordinary and B shareholders		(10,724)	(7,269)	(756)
		(10,189)	(7,097)	(780)

* Restated

The accompanying notes on pages 383 to 495, the accounting policies on pages 369 to 381 and the audited sections of the Business review: Risk and balance sheet management on pages 169 to 359 form an integral part of these financial statements.

Consolidated balance sheet as at 31 December 2013

		2013	2012*	2011*
	Note	£m	£m	£m
Assets
Cash and balances at central banks	10	82,659	79,290	79,269
Loans and advances to banks	10	54,071	63,951	83,310
Loans and advances to customers	10	440,722	500,135	515,606
Debt securities subject to repurchase agreements	30	55,554	91,173	79,480
Other debt securities		58,045	66,265	129,600
Debt securities	15	113,599	157,438	209,080
Equity shares	16	8,811	15,232	15,183
Settlement balances		5,591	5,741	7,771
Derivatives	14	288,039	441,903	529,618
Intangible assets	17	12,368	13,545	14,858
Property, plant and equipment	18	7,909	9,784	11,868
Deferred tax	23	3,478	3,443	3,878
Prepayments, accrued income and other assets	19	7,614	7,820	10,976
Assets of disposal groups	20	3,017	14,013	25,450
Total assets		1,027,878	1,312,295	1,506,867

Liabilities
Deposits by banks	10	63,979	101,405	108,804
Customer accounts	10	470,880	521,279	502,955
Debt securities in issue	10	67,819	94,592	162,621
Settlement balances		5,313	5,878	7,477
Short positions	21	28,022	27,591	41,039
Derivatives	14	285,526	434,333	523,983
Accruals, deferred income and other liabilities	22	16,017	14,801	23,204
Retirement benefit liabilities	4	3,210	3,884	2,239
Deferred tax	23	507	1,141	1,945
Insurance liabilities		—	—	6,233
Subordinated liabilities	24	24,012	26,773	26,319
Liabilities of disposal groups	20	3,378	10,170	23,995
Total liabilities		968,663	1,241,847	1,430,814

Non-controlling interests	25	473	1,770	686
Owners’ equity	26, 27	58,742	68,678	75,367
Total equity		59,215	70,448	76,053

Total liabilities and equity		1,027,878	1,312,295	1,506,867

*Restated

The accompanying notes on pages 383 to 495, the accounting policies on pages 369 to 381 and the audited sections of the Business review: Risk and balance sheet management on pages 169 to 359 form an integral part of these financial statements.

The accounts were approved by the Board of directors on 26 February 2014 and signed on its behalf by:

Philip Hampton Chairman	Ross McEwan Group Chief Executive	Nathan Bostock Group Finance Director

The Royal Bank of Scotland Group plc
Registered No. SC45551

Consolidated statement of changes in equity for the year ended 31 December 2013

	2013	2012*	2011*
	£m	£m	£m
Called-up share capital
At 1 January	6,582	15,318	15,125
Ordinary shares issued	132	197	193
Share capital sub-division and consolidation	—	(8,933)	—
At 31 December	6,714	6,582	15,318

Paid-in equity
At 1 January and 31 December (1)	979	979	979

Share premium account
At 1 January	24,361	24,001	23,922
Ordinary shares issued	306	360	79
At 31 December	24,667	24,361	24,001

Merger reserve
At 1 January	13,222	13,222	13,272
Transfer to retained earnings	—	—	(50)
At 31 December	13,222	13,222	13,222

Available-for-sale reserve
At 1 January	(346)	(957)	(2,037)
Unrealised gains	607	1,939	1,769
Realised (gains)/losses	(891)	(1,319)	486
Tax	432	50	(1,175)
Transfer to retained earnings	—	(59)	—
Recycled to profit or loss on disposal of businesses (2)	(110)	—	—
At 31 December	(308)	(346)	(957)

Cash flow hedging reserve
At 1 January	1,666	879	(140)
Amount recognised in equity	(967)	2,093	2,417
Amount transferred from equity to earnings	(1,324)	(1,087)	(993)
Tax	541	(219)	(405)
At 31 December	(84)	1,666	879

*Restated

Consolidated statement of changes in equity for the year ended 31 December 2013

	2013	2012*	2011*
	£m	£m	£m
Foreign exchange reserve
At 1 January	3,908	4,775	5,138
Retranslation of net assets	(325)	(1,056)	(382)
Foreign currency gains/(losses) on hedges of net assets	105	177	(10)
Tax	6	17	23
Transfer to retained earnings	—	(2)	—
Recycled to profit or loss on disposal of businesses	(3)	(3)	6
At 31 December	3,691	3,908	4,775

Capital redemption reserve
At 1 January	9,131	198	198
Share capital sub-division and consolidation	—	8,933	—
At 31 December	9,131	9,131	198

Contingent capital reserve
At 1 January	(1,208)	(1,208)	(1,208)
Transfer to retained earnings	1,208	—	—
At 31 December	—	(1,208)	(1,208)

Retained earnings
At 1 January	10,596	18,929	21,239
Transfer to non-controlling interests	—	(361)	—
(Loss)/profit attributable to ordinary and B shareholders and other equity owners
- continuing operations	(8,708)	(5,694)	(2,457)
- discontinued operations	111	(60)	306
Equity preference dividends paid	(349)	(273)	—
Paid-in equity dividends paid, net of tax	(49)	(28)	—
Transfer from available-for-sale reserve	—	59	—
Transfer from foreign exchange reserve	—	2	—
Transfer from merger reserve	—	—	50
Transfer from contingent capital reserve	(1,208)	—	—
Termination of contingent capital agreement	320	—	—
Actuarial gains/(losses) recognised in retirement benefit schemes
- gross	446	(2,158)	(375)
- tax	(246)	352	34
Loss on disposal of own shares held	(18)	(196)	—
Shares issued under employee share schemes	(77)	(87)	(58)
Share-based payments
- gross	48	117	200
- tax	1	(6)	(10)
At 31 December	867	10,596	18,929

Own shares held
At 1 January	(213)	(769)	(808)
Disposal of own shares	75	441	20
Shares issued under employee share schemes	1	115	19
At 31 December	(137)	(213)	(769)

Owners’ equity at 31 December	58,742	68,678	75,367

*Restated

Consolidated statement of changes in equity for the year ended 31 December 2013

	2013	2012*	2011*
	£m	£m	£m
Non-controlling interests (see Note 25)
At 1 January	1,770	686	1,171
Currency translation adjustments and other movements	(6)	(18)	(54)
Profit/(loss) attributable to non-controlling interests
- continuing operations	83	(24)	(14)
- discontinued operations	37	(112)	42
Dividends paid	(5)	—	(40)
Movements in available-for-sale securities
- unrealised gains	8	3	1
- realised losses	21	22	2
- tax	(1)	—	(1)
- recycled to profit or loss on disposal of businesses (3)	(5)	—	—
Equity raised	—	875	—
Equity withdrawn and disposals	(1,429)	(23)	(421)
Transfer from retained earnings	—	361	—
At 31 December	473	1,770	686

Total equity at 31 December	59,215	70,448	76,053

Total comprehensive loss recognised in the statement of changes in equity is attributable to:
Non-controlling interests	137	(129)	(24)
Preference shareholders	349	273	—
Paid-in equity holders	49	28	—
Ordinary and B shareholders	(10,724)	(7,269)	(756)
	(10,189)	(7,097)	(780)
*Restated

Notes:
(1)	Paid-in equity was increased by £548 million on adoption of IFRS 10 - see page 412.
(2)	Net of tax - £35 million charge.
(3)	Net of tax - £1 million charge.

The accompanying notes on pages 383 to 495, the accounting policies on pages 369 to 381 and the audited sections of the Business review: Risk and balance sheet management on pages 169 to 359 form an integral part of these financial statements.

Consolidated cash flow statement for the year ended 31 December 2013
		2013	2012*	2011*
	Note	£m	£m	£m
Operating activities
Operating loss before tax		(8,243)	(5,277)	(1,396)
Operating profit/(loss) before tax on discontinued operations		177	(111)	482
Adjustments for:
Depreciation and amortisation		1,410	1,854	1,875
Write-down of goodwill and other intangible assets		1,403	518	91
Interest on subordinated liabilities		886	841	740
Charge for defined benefit pension schemes		517	558	555
Pension scheme curtailment and settlement gains		(7)	(41)	—
Cash contribution to defined benefit pension schemes		(821)	(977)	(1,059)
Gain on redemption of own debt		(175)	(454)	(255)
Provisions for impairment losses		8,432	5,283	8,709
Loans and advances written-off net of recoveries		(4,090)	(3,925)	(4,000)
Elimination of foreign exchange differences		(47)	7,140	2,702
Other non-cash items		(947)	(1,491)	(1,491)
Net cash flows from trading activities		(1,505)	3,918	6,953
Changes in operating assets and liabilities		(28,780)	(48,736)	(3,444)
Net cash flows from operating activities before tax		(30,285)	(44,818)	3,509
Income taxes paid		(346)	(295)	(184)
Net cash flows from operating activities	33	(30,631)	(45,113)	3,325

Investing activities
Sale and maturity of securities		41,772	49,079	80,093
Purchase of securities		(22,561)	(22,987)	(77,019)
Sale of property, plant and equipment		1,448	2,215	1,840
Purchase of property, plant and equipment		(626)	(1,484)	(3,472)
Net divestment of/(investment in) business interests and intangible assets	34	1,150	352	(1,428)
Net cash flows from investing activities		21,183	27,175	14

Financing activities
Issue of ordinary shares		264	120	2
Issue of subordinated liabilities		1,796	2,093	—
Issue of exchangeable bonds		330	—	—
Proceeds of non-controlling interests issued		—	889	—
Redemption of non-controlling interests		(301)	(23)	(382)
Disposal of own shares		44	243	20
Repayment of subordinated liabilities		(3,500)	(258)	(627)
Dividends paid		(403)	(301)	(40)
Interest on subordinated liabilities		(958)	(746)	(714)
Net cash flows from financing activities		(2,728)	2,017	(1,741)
Effects of exchange rate changes on cash and cash equivalents		512	(3,893)	(1,473)

Net (decrease)/increase in cash and cash equivalents		(11,664)	(19,814)	125
Cash and cash equivalents at 1 January		132,841	152,655	152,530
Cash and cash equivalents at 31 December	37	121,177	132,841	152,655

*Restated

The accompanying notes on pages 383 to 495, the accounting policies on pages 369 to 381 and the audited sections of the Business review: Risk and balance sheet management on pages 169 to 359 form an integral part of these financial statements.

Accounting policies

1. Presentation of accounts
The accounts are prepared on a going concern basis (see the Report of the directors, page 100) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS). The EU has not adopted the complete text of IAS 39 ‘Financial Instruments: Recognition and Measurement’; it has relaxed some of the standard's hedging requirements. The Group has not taken advantage of this relaxation: its financial statements are prepared in accordance with IFRS as issued by the IASB.

The company is incorporated in the UK and registered in Scotland and its accounts are presented in accordance with the Companies Act 2006. With the exception of investment property and certain financial instruments as described in Accounting policies 9, 15, 17 and 19 below, the accounts are presented on an historical cost basis.

In accordance with IFRS 5, Direct Line Group (DLG) was classified as a discontinued operation in 2012, and prior periods re-presented accordingly. From 13 March 2013, DLG was classified as an associate and at 31 December 2013 the Group’s interest in DLG was transferred to disposal groups.

The Group adopted a number of new and revised IFRSs effective 1 January 2013:

IFRS 11 ‘Joint Arrangements’, which supersedes IAS 31 ‘Interests in Joint Ventures’, distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor’s consolidated accounts using the equity method. IFRS 11 requires retrospective application.

IAS 27 ‘Separate Financial Statements’ comprises those parts of the existing IAS 27 that deal with separate financial statements. IAS 28 ‘Investments in Associates and Joint Ventures’ covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged.

IFRS 12 ‘Disclosure of Interests in Other Entities’ mandates the disclosures in annual financial statements in respect of investments in subsidiaries, joint arrangements, associates and structured entities that are not controlled by the Group.

IFRS 13 ‘Fair Value Measurement’ sets out a single IFRS framework for defining and measuring fair value. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also requires disclosures about fair value measurements.

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

‘Annual Improvements 2009-2011 Cycle’ also made a number of minor changes to IFRSs.

Implementation of the standards and amendments to standards above has not had a material effect on the financial statements of the Group or the company.

IAS 19 ‘Employee Benefits’ (revised) requires: the immediate recognition of all actuarial gains and losses; interest cost to be calculated on the net pension liability or asset at the long-term bond rate; and all past service costs to be recognised immediately when a scheme is curtailed or amended. Implementation of IAS 19 resulted in an increase in the loss after tax of £84 million for the year ended 31 December 2012 (2011 - £154 million) with a corresponding increase in other comprehensive income. This also resulted in an increase in the loss per ordinary and equivalent B share of 0.8p for the year ended 31 December 2012 (2011 - 1.4p). Prior periods have been restated.

IFRS 10 ‘Consolidated Financial Statements’ replaces SIC-12 ‘Consolidation - Special Purpose Entities’ and the consolidation elements of the existing IAS 27 ‘Consolidated and Separate Financial Statements’. IFRS 10 adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity so as to vary returns for the reporting entity. IFRS 10 requires retrospective application. Following implementation of IFRS 10, certain entities that have trust preferred securities in issue are no longer consolidated by the Group. As a result there was a reduction in Non-controlling interests of £0.5 billion with a corresponding increase in Owners’ equity (Paid-in equity) as at 31 December 2012. This resulted in an increase in the loss attributable to non-controlling interests of £13 million for the year ended 31 December 2012 (2011 - nil), with a corresponding increase in the profit attributable to paid-in equity holders. There was no effect on the profit/(loss) attributable to ordinary and B shareholders. Prior periods have been restated accordingly.

2. Basis of consolidation
The consolidated financial statements incorporate the financial statements of the company and entities (including certain structured entities) that are controlled by the Group. The Group controls another entity (a subsidiary) when it is exposed, or has rights, to variable returns from its involvement with that entity and has the ability to affect those returns through its power over the other entity; power generally arises from holding a majority of voting rights. On acquisition of a subsidiary, its identifiable assets, liabilities and contingent liabilities are included in the consolidated accounts at their fair value. A subsidiary is included in the consolidated financial statements from the date it is controlled by the Group until the date the Group ceases to control it through a sale or a significant change in circumstances. Changes in the Group’s interest in a subsidiary that do not result in the Group ceasing to control that subsidiary are accounted for as equity transactions.

All intergroup balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared under uniform accounting policies.

Accounting policies

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

5. Employee benefits
Short-term employee benefits, such as salaries, paid absences, and other benefits are accounted for on an accruals basis over the period in which the employees provide the related services. Employees may receive variable compensation satisfied by cash, by debt instruments issued by the Group or by RBSG shares. The treatment of share-based compensation is set out in Accounting policy 26. Variable compensation that is settled in cash or debt instruments is charged to profit or loss over the period from the start of the year to which the variable compensation relates to the expected settlement date taking account of forfeiture and clawback criteria.

The Group provides post-retirement benefits in the form of pensions and healthcare plans to eligible employees.

Contributions to defined contribution pension schemes are recognised in profit or loss when payable.

For defined benefit schemes, the defined benefit obligation is measured on an actuarial basis using the projected unit credit method and discounted at a rate determined by reference to market yields at the end of the reporting period on high quality corporate bonds of equivalent term and currency to the scheme liabilities. Scheme assets are measured at their fair value. The difference between scheme assets and scheme liabilities – the net defined benefit asset or liability -  is recognised in the balance sheet. A defined benefit asset is limited to the present value of any economic benefits available to the Group in the form of refunds from the plan or reduced contributions to it.

Accounting policies

The charge to profit or loss for pension costs (recorded in operating expenses) comprises:

•	the current service cost

•	interest, computed at the rate used to discount scheme liabilities, on the net defined benefit liability or asset

•	past service cost resulting from a scheme amendment or curtailment

•	gains or losses on settlement.

A curtailment occurs when the Group significantly reduces the number of employees covered by a plan. A plan amendment occurs when the Group introduces, or withdraws, a defined benefit plan or changes the benefits payable under an existing defined benefit plan. Past service cost may be either positive (when benefits are introduced or changed so that the present value of the defined benefit obligation increases) or negative (when benefits are withdrawn or changed so that the present value of the defined benefit obligation decreases). A settlement is a transaction that eliminates all further obligation for part or all of the benefits.

Actuarial gains and losses (i.e. gains or and losses on re-measuring of the net defined benefit asset or liability) are recognised in full in the period in which they arise in other comprehensive income.

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

Depreciation is charged to profit or loss on a straight-line basis so as to write-off the depreciable amount of property, plant and equipment (including assets owned and let on operating leases) over their estimated useful lives. The depreciable amount is the cost of an asset less its residual value. Freehold land is not depreciated. The estimated useful lives of the Group’s property, plant and equipment are:

Freehold buildings	50 years
Long leasehold property (leases
with more than 50 years to run)	50 years
Short leaseholds	unexpired period of the lease
Property adaptation costs	10 to 15 years
Computer equipment	up to 5 years
Other equipment	4 to 15 years

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

Accounting policies

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

9. Investment property
Investment property comprises freehold and leasehold properties that are held to earn rentals or for capital appreciation or both. Investment property is not depreciated but is stated at fair value. Fair value is based on current prices for similar properties in the same location and condition. Any gain or loss arising from a change in fair value is recognised in profit or loss. Rental income from investment property is recognised on a straight-line basis over the term of the lease in Other operating income. Lease incentives granted are recognised as an integral part of the total rental income.

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

Accounting policies

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

Fair value - the Group’s approach to determining the fair value of financial instruments measured at fair value is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 11.

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

Accounting policies

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

Except for US retail portfolios, where write off of the irrecoverable amount takes place within 60 - 180 days, the typical time frames from initial impairment to write off for the Group’s collectively-assessed portfolios are:

•	Retail mortgages: write off occurs within five years, and is accelerated where accounts are closed earlier.

•
Credit cards: write off of the irrecoverable amount takes place at 12 months; the rest is expected to be recovered over a further three years following which any remaining amounts outstanding are written off.

•	Overdrafts and other unsecured loans: write offs occur within six years.

•
Business and commercial loans: write offs of commercial loans are determined in the light of individual circumstances; the period does not exceed five years. Business loans are generally written off within five years.

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

Fair value - the Group’s approach to determining the fair value of financial instruments measured at fair value is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 11.

Accounting policies

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

Incremental costs and related tax that are directly attributable to an equity transaction are deducted from equity.

The consideration for any ordinary shares of the company purchased by the Group (treasury shares) is deducted from equity. On the cancellation of treasury shares their nominal value is removed from equity and any excess of consideration over nominal value is treated in accordance with the capital maintenance provisions of the Companies Act. On the sale or reissue of treasury shares the consideration received and related tax are credited to equity, net of any directly attributable incremental costs.

Accounting policies

24. Derivatives and hedging
Derivative financial instruments are initially recognised, and subsequently measured, at fair value. The Group’s approach to determining the fair value of financial instruments is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 11.

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

25. Associates and joint ventures
Associates and joint ventures are entities that the Group does not control but either shares control (joint ventures) or has significant control over its operating and financial policies (associates). Investments in associates and interests in joint ventures are recognised using the equity method. They are stated initially at cost, including attributable goodwill, and subsequently adjusted for post-acquisition changes in the Group’s share of net assets.

Accounting policies

26. Share-based compensation
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

27. Cash and cash equivalents
In the cash flow statement, cash and cash equivalents comprises cash and deposits with banks with an original maturity of less than three months together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

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

A pension asset of £214 million and a liability of £3,210 million were recognised on the balance sheet at 31 December 2013 (2012 - asset £144 million; liability £3,884 million; 2011 - asset £188 million, liability £2,239 million).

Accounting policies

Goodwill
The Group capitalises goodwill arising on the acquisition of businesses, as discussed in Accounting policy 6. The carrying value of goodwill as at 31 December 2013 was £10,139 million (2012 - £11,266 million; 2011 - £12,424 million).

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

For the purposes of impairment testing, goodwill acquired in a business combination is allocated to each of the Group’s cash generating units or groups of cash-generating units expected to benefit from the combination. Goodwill impairment testing involves the comparison of the carrying value of a cash-generating unit or group of cash-generating units with its recoverable amount. The recoverable amount is the higher of the unit’s fair value and its value in use. Value in use is the present value of expected future cash flows from the cash generating unit or group of cash-generating units. Fair value is the amount obtainable for the sale of the cash-generating unit in an arm’s length transaction between knowledgeable, willing parties.

Impairment testing inherently involves a number of judgmental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the business; estimation of the fair value of cash-generating units; and the valuation of the separable assets of each business whose goodwill is being reviewed. Sensitivity to changes in assumptions are discussed in Note 17 on page 437.

Provisions for liabilities
As set out in Note 22, at 31 December 2013 the Group recognised provisions for liabilities in respect of Payment Protection Insurance, £926 million (2012 - £895 million; 2011 - £745 million), Interest Rate Hedging Products, £1,077 million (2012 - £676 million; 2011 - nil), LIBOR investigations, £416 million (2012 - £381 million; 2011 - nil) and other regulatory proceedings and litigation, £2,168 million (2012 - £368 million; 2011 - £241 million). Provisions are liabilities of uncertain timing or amount, and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Judgement is involved in determining whether an obligation exists, and in estimating the probability, timing and amount of any outflows. Where the Group can look to another party such as an insurer to pay some or all of the expenditure required to settle a provision, any reimbursement is recognised when, and only when, it is virtually certain that it will be received.

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

Accounting policies

Deferred tax
The Group makes provision for deferred tax on temporary differences where tax recognition occurs at a different time from accounting recognition. Deferred tax assets of £3,478 million were recognised as at 31 December 2013 (2012 - £3,443 million; 2011 - £3,878 million).

The Group has recognised deferred tax assets in respect of losses, principally in the UK, and temporary differences. Deferred tax assets are recognised in respect of unused tax losses to the extent that it is probable that there will be future UK taxable profits against which the losses can be utilised. Business projections indicate that sufficient future taxable income will be available against which to offset these recognised deferred tax assets within eight years (2012 and 2011 - six years). Deferred tax assets of £4,942 million (2012 - £3,827 million; 2011 - £3,246 million) have not been recognised in respect of tax losses carried forward where the availability of future taxable profits is uncertain. Further details about the Group’s deferred tax assets are given in Note 23.

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

At 31 December 2013, loans and advances to customers classified as loans and receivables totalled £364,772 million (2012 - £397,846 million; 2011 - £427,805 million) and customer loan impairment provisions amounted to £25,153 million (2012 - £21,136 million; 2011 - £19,760 million). Loan impairment provisions charged to profit or loss in 2013 amounted to £8,427 million (2012 - £5,292 million; 2011 - £7,241 million).  These include loan impairment provisions in respect of loans to be transferred to RBS Capital Resolution Group.  These loans are expected to be exited within three years and impairment provisions in respect of these loans have been reassessed in the light of this change in recovery strategy.

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

Accounting policies

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.  It also uses the assumptions that market participants would use when pricing the asset or liability. In determining fair value the Group maximises the use of relevant observable inputs and minimises the use of unobservable inputs.

Where the Group manages a group of financial assets and financial liabilities on the basis of its net exposure to either market risks or credit risk, it measures the fair value of a group of financial assets and financial liabilities on the basis of the price that it would receive to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction at the measurement date under current market conditions.

Credit valuation adjustments are made when valuing derivative financial assets to incorporate counterparty credit risk. Adjustments are also made when valuing financial liabilities measured at fair value to reflect the Group’s own credit standing.

Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. More details about the Group’s valuation methodologies and the sensitivity to reasonably possible alternative assumptions of the fair value of financial instruments valued using techniques where at least one significant input is unobservable are given in Note 11 on pages 404 to 424.

Accounting developments
International Financial Reporting Standards
A number of IFRSs and amendments to IFRS were in issue at 31 December 2013 that had effective dates of 1 January 2014 or later.

Effective for 2014
‘Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)’ adds application guidance to IAS 32 to address inconsistencies identified in applying some of the standard’s criteria for offsetting financial assets and financial liabilities.

‘Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)’ applies to investment entities; such entities should measure their subsidiaries (other than those that provide services related to the entity’s investment activities) at fair value through profit or loss.

IFRIC 21 ‘Levies’ provides guidance on accounting for levies payable to public authorities if certain conditions are met on a particular date.

IAS 36 ‘Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)’ align IAS 36’s disclosure requirements about recoverable amounts with IASB’s original intentions.

IAS 39 ‘Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)’ provides relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria.

The implementation of these requirements is not expected to have a material effect on the Group’s financial statements.

Accounting policies

Effective after 2014
IAS 19 ‘Defined Benefit Plans: Employee Contributions’ was issued in November 2013.  This amendment distinguishes the accounting for employee contributions that are related to service from those that are independent of service.  It is effective for annual periods beginning on or after 1 July 2014.

Annual Improvements to IFRS 2010 - 2012 and 2011 - 2013 cycles were issued in December 2013. There are a number of minor changes to IFRS that will not have a material effect on the Group’s financial statements.  All amendments are effective for annual periods beginning on or after 1 July 2014.

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

In November 2013, the IASB published IFRS 9 ‘Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39)’.  These amendments introduce a new hedge accounting model. The classification of hedges into fair value, cash flow and net investment hedges has been retained.  The changes to the current hedge accounting framework include:

•	Hedge effectiveness testing is prospective only based on the hedging objective.

•	A risk component can be designated as the hedged item, for financial items and non-financial items, provided it is separately identifiable and reliably measureable.

•
The time value of an option, the forward element of a forward contract and any foreign currency basis spread can be excluded from the designation of a financial instrument as the hedging instrument and accounted for as hedging costs.

The amendments also:

•
revised IFRS 9 to allow an entity to elect to apply its requirement to present changes in the fair value of liabilities designated as at fair value through profit or loss attributable to own credit risk in other comprehensive income without applying the other requirements of the standard; otherwise all phases of IFRS 9 must be applied from the same effective date.

•	removed from IFRS 9 the effective date of 1 January 2015.

At its February 2014 meeting the IASB tentatively agreed on 1 January 2018 as the effective date for IFRS 9.

IFRS 9 makes major changes to the framework for financial instrument accounting. The Group is assessing its effect which will depend on the results of IASB's reconsideration of classification and measurement and the final requirements for the impairment of financial assets expected to be published in 2014.

Notes on the consolidated accounts

1 Net interest income
	2013	2012	2011
	£m	£m	£m
Loans and advances to customers	15,125	16,188	17,827
Loans and advances to banks	430	493	680
Debt securities	1,185	1,849	2,529
Interest receivable	16,740	18,530	21,036

Customer accounts: demand deposits	670	853	1,149
Customer accounts: savings deposits	1,367	1,612	1,307
Customer accounts: other time deposits	794	1,026	1,075
Deposits by banks	406	600	982
Debt securities in issue	1,307	2,023	3,371
Subordinated liabilities	886	815	740
Internal funding of trading businesses	329	199	109
Interest payable	5,759	7,128	8,733

Net interest income	10,981	11,402	12,303

Notes on the consolidated accounts

2 Non-interest income	2013	2012	2011
	£m	£m	£m
Fees and commissions receivable
Payment services	1,432	1,368	1,498
Credit and debit card fees	1,078	1,088	1,093
Lending (credit facilities)	1,377	1,480	1,707
Brokerage	479	548	631
Trade finance	300	314	410
Investment management	450	471	525
Other	344	440	515
	5,460	5,709	6,379

Fees and commissions payable
Banking	(942)	(834)	(962)

Income from trading activities (1)
Foreign exchange	854	654	1,327
Interest rate	596	1,932	760
Credit	998	737	(308)
Changes in fair value of own debt and derivative liabilities attributable to own credit
- debt securities in issue	131	(1,473)	225
- derivative liabilities	(96)	(340)	68
Equities	209	164	606
Commodities and other	(7)	1	23
	2,685	1,675	2,701

Gain on redemption of own debt (2)	175	454	255

Other operating income
Operating lease and other rental income	484	876	1,307
Changes in the fair value of own debt designated as at fair value through profit or loss attributable to own credit risk (3)
- debt securities in issue	(49)	(2,531)	1,259
- subordinated liabilities	(106)	(305)	362
Other changes in the fair value of financial assets and liabilities designated as at fair value through profit
or loss and related derivatives	(26)	146	150
Changes in the fair value of investment properties	(281)	(153)	(139)
Profit on sale of securities	830	1,146	829
Profit on sale of property, plant and equipment	44	34	22
Profit on sale of subsidiaries and associates	168	95	(30)
Dividend income	87	59	54
Share of profits of associated entities	320	29	26
Other income (4)	(73)	139	135
	1,398	(465)	3,975

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
(2)
In January 2013, the Group redeemed certain senior unsecured securities for cash resulting in losses of £51 million. In June 2013, the Group redeemed certain mortgage backed debt securities in exchange for cash resulting in gains totalling £242 million. In July 2013, the Group redeemed certain unsecured subordinated debt securities resulting in a gain of £13 million. In December 2013, the Group redeemed £987 million of senior unsecured debt resulting in a loss of £29 million. In March 2012 and September 2012, the Group redeemed certain notes resulting in net gains totalling £454 million being credited to profit or loss. In June 2011, the Group redeemed certain mortgage backed debt securities in exchange for cash, resulting in gains totalling £255 million being credited to profit or loss.

(3)	Measured as the change in fair value from movements in the year in the credit risk premium payable by the Group.
(4)	Includes income from activities other than banking and insurance.

Notes on the consolidated accounts

3 Operating expenses
	2013	2012*	2011*
	£m	£m	£m
Salaries	4,429	4,748	5,025
Variable compensation	588	716	975
Temporary and contract costs	650	699	786
Social security costs	486	562	615
Share-based compensation	49	126	197
Pension costs
- defined benefit schemes (see Note 4)	517	528	554
- curtailment and settlement gains (see Note 4)	(7)	(41)	—
- defined contribution schemes	76	29	57
Severance	69	426	135
Other	306	395	218
Staff costs	7,163	8,188	8,562

Premises and equipment	2,348	2,232	2,423
Other administrative expenses (1)	7,244	5,593	4,436

Property, plant and equipment (see Note 18)	853	1,097	1,254
Intangible assets (see Note 17)	557	705	585
Depreciation and amortisation	1,410	1,802	1,839

Write-down of goodwill and other intangible assets (see Note 17)	1,403	124	80
	19,568	17,939	17,340
*Restated

Note:
(1)	Includes Bank levy, Payment Protection Insurance costs, Interest Rate Hedging Products redress and related costs, and regulatory and legal actions, which are discussed in more detail below.

Bank levy
The UK bank levy was charged at a rate of 0.13% on chargeable liabilities in excess of £20 billion, and amounted to £200 million for 2013 (2012 - 0.088%, £175 million; 2011 - average 0.075%, £300 million).

Payment Protection Insurance (PPI)
To reflect current experience of PPI complaints received, the Group increased its provision for PPI by £900 million in 2013 (2012 - £1,110 million; 2011 - £850 million), bringing the cumulative charge taken to £3.1 billion, of which £2.2 billion (70%) in redress had been paid by 31 December 2013. Of the £3.1 billion cumulative charge, £2.8 billion relates to redress and £0.3 billion to administrative expenses. The eventual cost is dependent upon complaint volumes, uphold rates and average redress costs.

Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. The Group will continue to monitor the position closely and refresh its assumptions as more information becomes available.

Interest Rate Hedging Products (IRHP) redress and related costs
Following an industry-wide review conducted in conjunction with the Financial Services Authority (now being dealt with by the Financial Conduct Authority (FCA)), a charge of £700 million was booked in 2012 for redress in relation to certain interest rate hedging products sold to small and medium-sized businesses classified as retail clients under FSA rules. £575 million was earmarked for client redress and £125 million for administrative expenses. The estimate for administrative costs was increased by £50 million in Q1 2013 following development of the plan for administering this process in accordance with FSA guidelines. The provision was further increased in Q4 2013 by £500 million, reflecting both higher volumes and anticipated redress payments, recalibration of our methodology based on experience during Q4 2013 and additional administration charges. The cumulative charge for IRHP is £1.3 billion, of which £1.0 billion relates to redress and £0.3 billion relates to administrative expenses. Customers may also be entitled to be compensated for any consequential losses they may have suffered. The Group is not able to measure reliably any liability it may have and has accordingly not made any provision.

Notes on the consolidated accounts

3 Operating expenses continued
The Group expects to complete its review of sales of IRHP and provide basic redress to all customers who are entitled to it by the end of 2014. On 23 October 2013, the Group announced that it would split redress payments for all customers who may have been mis-sold IRHP. Customers will receive redress monies without having to wait for the assessment of any additional consequential loss claims which are outside the allowance for such claims included in the 8% interest on redress due.

The Group continues to monitor the level of provision given the uncertainties over the number of transactions that will qualify for redress and the nature and cost of that redress.

Regulatory and legal actions
The Group is party to certain legal proceedings and regulatory investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. An additional charge of £2,394 million was booked in 2013, primarily in respect of matters related to mortgage-backed securities and securities related litigation following recent third party litigation settlements and regulatory decisions.

Integration costs included in operating expenses comprise expenditure incurred in respect of cost reduction and revenue enhancement programmes.

	2013	2012	2011
	£m	£m	£m
Staff costs	—	—	38
Premises and equipment	1	(2)	6
Other administrative expenses	1	2	51
Depreciation and amortisation	—	—	11
	2	—	106

Restructuring costs included in operating expenses comprise:	2013	2012	2011
	£m	£m	£m
Staff costs	194	700	342
Premises and equipment	112	141	155
Other administrative expenses	177	261	268
Depreciation and amortisation	6	142	—
	489	1,244	765

Divestment costs included in operating expenses comprise:	2013	2012	2011
	£m	£m	£m
Staff costs	86	111	84
Premises and equipment	2	(2)	11
Other administrative expenses	77	62	50
	165	171	145

Notes on the consolidated accounts

3 Operating expenses continued
The average number of persons employed, rounded to the nearest hundred, in the continuing operations of the Group during the year, excluding temporary staff, was 117,100 (2012 - 123,500; 2011 - 129,200); on the same basis there were 3,700 people employed in discontinued operations (2012 - 15,000; 2011 - 15,100). The average number of temporary employees during 2013 was 10,300 (2012 - 10,900; 2011 - 11,400). The number of persons employed in the continuing operations of the Group at 31 December, excluding temporary staff, were as follows:

	2013	2012	2011
UK Retail	25,300	27,600	29,500
UK Corporate	13,300	13,000	13,400
Wealth	4,800	5,000	5,300
International Banking	4,100	4,100	5,000
Ulster Bank	4,700	4,400	4,400
US Retail & Commercial	18,700	19,200	20,000
Retail & Commercial	70,900	73,300	77,600
Markets	9,400	9,900	12,400
Central items	6,700	5,900	5,300
Non-Core	1,100	2,900	4,100
Business Services	26,600	26,700	27,500
Integration and restructuring	200	500	600
Total	114,900	119,200	127,500

UK	68,700	71,200	76,600
USA	21,400	22,300	23,100
Europe	8,400	9,200	9,800
Rest of the World	16,400	16,500	18,000
Total	114,900	119,200	127,500

There were no people employed in discontinued operations at 31 December 2013 (2012 - 14,300; 2011 - 15,100).

Share-based payments
As described in the Remuneration report on page 91, the Group grants share-based awards to employees principally on the following bases:

Award plan	Eligible employees	Nature of award (1)	Vesting conditions (2)	Settlement
Sharesave	UK, Republic of Ireland, Channel Islands, Gibraltar and Isle of Man	Option to buy shares under employee savings plan	Continuing employment or leavers in certain circumstances	2014 to 2019
Deferred performance awards	All	Awards of ordinary shares	Continuing employment or leavers in certain circumstances	2014 to 2016
Restricted share awards	Senior employees	Awards of conditional shares	Continuing employment or leavers in certain circumstances and/or achievement of performance conditions	2014 to 2015
Long-term incentives (3)	Senior employees	Awards of conditional shares or share options	Continuing employment or leavers in certain circumstances and/or achievement of performance conditions	2014 to 2019

Notes:
(1)	Awards are equity-settled unless international comparability is better served by cash-settled awards.
(2)	All awards have vesting conditions and therefore some may not vest.
(3)	Long-term incentives include the Executive Share Option Plan, the Long-Term Incentive Plan and the Medium-Term Performance Plan.
(4)	The strike price of options and the fair value on granting awards of fully paid shares is the average market price over the five trading days preceding grant date.

Notes on the consolidated accounts

3 Operating expenses continued
Sharesave
	2013		2012		2011
	Average	Shares	Average	Shares	Average	Shares
	exercise price	under option	exercise price	under option	exercise price	under option
	£	(million)	£	(million)	£	(million)
At 1 January	2.86	57	3.36	64	4.88	101
Granted	2.96	13	2.49	14	2.33	30
Exercised	2.36	—	2.37	—	3.80	(1)
Cancelled	3.38	(8)	3.76	(21)	4.11	(66)
At 31 December	2.90	62	2.86	57	3.36	64

Options are exercisable within six months of vesting; 1.3 million were exercisable at 31 December 2013 (2012 - 0.2 million; 2011 - 0.3 million). The weighted average share price at the date of exercise of options was £3.36 (2012 - £2.78; 2011 - £4.21). At 31 December 2013, exercise prices ranged from £2.33 to £39.27 and the average contractual life was 3.5 years (2012 - £2.33 to £39.27 and 3.9 years; 2011 - £2.33 to £39.27 and 3.7 years). The fair value of options granted in 2013 was £25 million (2012 - £28 million; 2011 - £43 million).

Deferred performance awards	2013		2012		2011
	Value at	Shares	Value at	Shares	Value at	Shares
	grant	awarded	grant	awarded	grant	awarded
	£m	(million)	£m	(million)	£m	(million)
At 1 January	261	73	756	191	1,009	267
Granted	113	36	141	50	258	58
Forfeited	(48)	(14)	(98)	(25)	(47)	(13)
Vested	(146)	(40)	(538)	(143)	(464)	(121)
At 31 December	180	55	261	73	756	191

The awards granted in 2013 vest evenly over the following three anniversaries.

Restricted share awards	2013		2012		2011
	Value at	Shares	Value at	Shares	Value at	Shares
	grant	awarded	grant	awarded	grant	awarded
	£m	(million)	£m	(million)	£m	(million)
At 1 January	16	3	100	30	110	34
Exercised	(9)	(2)	(49)	(17)	(6)	(3)
Lapsed	(7)	(1)	(35)	(10)	(4)	(1)
At 31 December	—	—	16	3	100	30

The market value of awards exercised in 2013 was £6 million (2012 - £45 million; 2011 - £11 million).

Long-term incentives
	2013			2012			2011
	Value	Shares	Options	Value	Shares	Options	Value	Shares	Options
	at grant	awarded	over shares	at grant	awarded	over shares	at grant	awarded	over shares
	£m	(million)	(million)	£m	(million)	(million)	£m	(million)	(million)
At 1 January	375	98	20	345	58	37	219	25	38
Granted	109	35	—	157	59	—	154	37	1
Exercised	(51)	(11)	(3)	(15)	(4)	(1)	(6)	(1)	—
Lapsed	(113)	(28)	(4)	(112)	(15)	(16)	(22)	(3)	(2)
At 31 December	320	94	13	375	98	20	345	58	37

Notes on the consolidated accounts

3 Operating expenses continued
The market value of awards exercised in 2013 was £37 million (2012 - £10 million; 2011 - £5 million). There are vested options over 13 million shares exercisable up to 2019 (2012 - 18 million shares up to 2019; 2011 - 5 million shares up to 2019).

At 31 December 2013, a provision of £1 million had been made in respect of 0.1 million options over shares that may be cash-settled (2012 - £1 million in respect of 0.1 million share awards and 0.3 million options over shares; 2011 - £3 million in respect of 0.4 million share awards and 1.4 million options over shares).

The fair value of options granted in 2013 was determined using a pricing model that included: expected volatility of shares determined at the grant date based on historic volatility over a period of up to seven years; expected option lives that equal the vesting period; no dividends on equity shares; and a risk-free interest rate determined from the UK gilt rates with terms matching the expected lives of the options.

Variable compensation awards
The following tables analyse the Group and Markets variable compensation awards for 2013 (1).

	Group			Markets
	2013	2012	Change	2013	2012	Change
	£m	£m	%	£m	£m	%
Non-deferred cash awards (2)	67	73	(8)	9	10	(10)
Non-deferred share awards	—	27	(100)	—	17	(100)
Total non-deferred variable compensation	67	100	(33)	9	27	(67)
Deferred bond awards	188	497	(62)	43	212	(80)
Deferred share awards	321	82	291	185	48	285
Total deferred variable compensation	509	579	(12)	228	260	(12)
Total variable compensation (3)	576	679	(15)	237	287	(17)

Variable compensation as a % of operating profit (4)	19%	19%		27%	16%
Proportion of variable compensation that is deferred	88%	85%		96%	91%
- Of which deferred bond awards	37%	86%		19%	82%
- Of which deferred share awards	63%	14%		81%	18%

	2013	2012	2011
Reconciliation of variable compensation awards to income statement charge	£m	£m	£m
Variable compensation awarded	576	679	789
Less: deferral of charge for amounts awarded for current year	(245)	(262)	(298)
Income statement charge for amounts awarded in current year	331	417	491

Add: current year charge for amounts deferred from prior years	294	355	484
Less: forfeiture of amounts deferred from prior years	(37)	(56)	—
Income statement charge for amounts deferred from prior years	257	299	484
Income statement charge for variable compensation (3)	588	716	975

	Actual			Expected
					2015
Year in which income statement charge is expected to be taken	2011	2012	2013	2014	and beyond
for deferred variable compensation	£m	£m	£m	£m	£m
Variable compensation deferred from 2011 and earlier	484	414	105	5	—
Variable compensation deferred from 2012	—	—	199	39	24
Clawback of variable compensation deferred from prior years	—	(59)	(10)	(3)	—
Less: forfeiture of amounts deferred from prior years	—	(56)	(37)	—	—
Variable compensation for 2013 deferred	—	—	—	170	76
	484	299	257	211	100

Notes:
(1)	The tables above relate to continuing businesses only. There are no amounts relating to discontinued businesses in 2013 (2012 - £24 million; 2011 - £32 million).
(2)	Cash payments to all employees are limited to £2,000.
(3)	Excludes other performance related compensation.
(4)	Reported operating profit excluding the impact of RCR and before variable compensation expense and one-off and other items.

Notes on the consolidated accounts

4 Pensions
The Group sponsors a number of pension schemes in the UK and overseas whose assets are independent of the Group’s finances.

The Royal Bank of Scotland Group Pension Fund (the “Main scheme”) operates under UK trust law and is managed and administered on behalf of its members in accordance with the terms of the trust deed, the scheme rules and UK legislation (principally the Pension Schemes Act 1993, the Pensions Act 1995 and the Pensions Act 2004). Under UK legislation a defined benefit pension scheme is required to meet the statutory funding objective of having sufficient and appropriate assets to cover its liabilities. Pension fund trustees are required to: prepare a statement of funding principles; obtain regular actuarial valuations and reports; put in place a recovery plan addressing any funding shortfall; and send regular summary funding statements to members of the scheme.

The Main scheme corporate trustee is RBS Pension Trustee Limited (RBSPT) a wholly owned subsidiary of National Westminster Bank Plc. RBSPT is the legal owner of the Main scheme assets which are held separately from the assets of the Group. The Board of RBSPT comprises four trustee directors nominated by members selected from eligible active staff and pensioner members who apply and six appointed by the Group. The Board is responsible for operating the scheme in line with its formal rules and pensions law. It has a duty to act in the best interests of all scheme members, including pensioners and those who are no longer employed by the Group, but who still have benefits in the scheme.

Similar governance principles apply to the Group’s other pension schemes, although different legislative frameworks apply to the Group’s overseas schemes.

The Main scheme, accounting for 86% (2012 and 2011 - 85%) of the Group’s retirement benefit obligations, was closed to new entrants in 2006. Since 2009, pensionable salary increases in the Main scheme and certain other UK and Irish schemes have been limited to 2% per annum or CPI inflation if lower. Also with effect from 1 October 2012, the normal pension age for future benefits was increased to 65 unless members elected to make a contribution to maintain a normal pension age of 60.

The Group’s defined benefit schemes generally provide a pension of one-sixtieth of final pensionable salary for each year of service prior to retirement up to a maximum of 40 years. Employees making additional contributions can secure additional benefits.

Since October 2006, new UK entrants may join The Royal Bank of Scotland Retirement Savings Plan, a defined contribution pension scheme.

The Group also provides post-retirement benefits other than pensions, principally through subscriptions to private healthcare schemes in the UK and the US and unfunded post-retirement benefit plans. Provision for the costs of these benefits is charged to the income statement over the average remaining future service lives of eligible employees. The amounts are not material.

Interim valuations of the Group’s schemes under IAS 19 ‘Employee Benefits’ were prepared at 31 December with the support of independent actuaries, using the following assumptions:

	Main scheme			All schemes
Principal actuarial assumptions	2013	2012*	2011*	2013	2012*	2011*
(weighted average)%		%	%	%	%	%
Discount rate (1)	4.7	4.5	5.0	4.5	4.4	5.2
Expected return on plan assets (1)	4.7	4.5	5.0	4.5	4.4	5.2
Rate of increase in salaries	1.8	1.8	1.8	1.8	1.7	2.0
Rate of increase in pensions in payment	3.1	2.8	3.0	2.9	2.6	2.9
Inflation assumption	3.3	2.9	3.0	3.2	2.8	3.0
*Restated

Note:
(1)	The discount rate and the expected return on plan assets for the Main scheme as at 31 December 2013 is 4.65%.

Notes on the consolidated accounts

4 Pensions continued
Discount rate
The Group discounts its defined benefit pension obligations at discount rates determined by reference to the yield on ‘high quality’ corporate bonds.

The sterling yield curve (applied to 92% of the Group’s defined benefit obligations) is constructed by reference to yields on ‘AA’ corporate bonds from which a single discount rate is derived based on a cash flow profile similar in structure and duration to the pension obligations. Significant judgement is required when setting the criteria for bonds to be included in the population from which the yield curve is derived. The criteria include issue size, quality of pricing and the exclusion of outliers. Judgement is also required in determining the shape of the yield curve at long durations: a constant credit spread relative to gilts is assumed.

Prior to 2012 the discount rate was determined by reference to the upper quartile yield on the iBoxx over 15 year sterling corporate bond index, less a margin determined by reference to the shape of the yield curve and the spread of yields among the index’s constituents.

Discount rates for other currencies are derived using a variety of methodologies. In the case of US dollar defined benefit obligations, a matching portfolio of high-quality ‘AA’ corporate bonds is used for the first 30 years’ cash flows; cash flows beyond 30 years are discounted using a yield curve determined in a similar way to the UK. For euro defined benefit obligations, a similar approach to the UK has been used at 31 December 2013. However, at longer durations, rates are derived by extrapolating yields on ‘A’ and ‘AAA’ corporate bonds to derive equivalent ‘AA’ yields. Prior to 2012, extrapolation was not used at longer durations and different criteria were used to determine the reference pool of ‘AA’ bonds.

	Main scheme			All schemes
Major classes of plan assets as a percentage of total	2013	2012	2011	2013	2012	2011
plan assets	%	%	%	%	%	%
Quoted assets
Quoted equities
- Consumer industry	4.2	4.2	4.7	4.3	4.4	4.9
- Manufacturing industry	4.0	5.6	5.3	4.1	6.0	5.5
- Energy and utilities	3.6	4.1	2.5	3.6	4.4	2.6
- Financial institutions	3.9	4.1	3.6	3.9	4.4	3.8
- Technology and telecommunications	4.7	4.9	4.8	4.7	5.3	4.9
- Other	3.5	0.5	—	3.7	0.5	1.6
Private equity	4.9	5.4	5.8	4.4	4.7	4.9
Index-linked bonds	29.0	30.7	26.1	28.3	28.7	24.3
Government fixed interest bonds	2.1	1.9	0.9	2.2	2.9	2.8
Corporate fixed interest bonds	19.5	19.5	23.1	19.6	19.5	21.5

Unquoted assets
Corporate and other bonds	2.1	1.6	0.8	1.9	1.5	0.7
Hedge funds	5.2	2.2	2.5	5.1	2.5	2.4
Real estate	4.0	4.3	3.5	4.0	4.2	3.6
Derivatives	3.0	2.2	2.4	2.8	2.0	2.1
Cash and other assets	6.0	8.7	13.8	7.1	9.0	13.7
Equity exposure of equity futures	8.0	9.0	17.7	8.0	8.4	15.7
Cash exposure of equity futures	(7.7)	(8.9)	(17.5)	(7.7)	(8.4)	(15.0)
	100.0	100.0	100.0	100.0	100.0	100.0

Notes on the consolidated accounts

4 Pensions continued
The assets of the Main scheme, which represent 85% of plan assets at 31 December 2013 (2012 - 85%; 2011 - 84%), are invested in a diversified portfolio of quoted and private equity, government and corporate fixed-interest and index-linked bonds, and other assets including property and hedge funds.

The Main scheme also employs derivative instruments, where appropriate, to achieve a desired asset class exposure or to match assets more closely to liabilities. The value of assets shown reflects the actual physical assets held by the scheme, with any derivative holdings valued on a mark-to-market basis.

The Main scheme’s holdings of derivative instruments are summarised in the table below:

	2013			2012			2011
	Notional	Fair value		Notional	Fair value		Notional	Fair value
	amounts	Assets	Liabilities	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Inflation rate swaps	6,273	258	141	5,474	20	335	2,585	67	178
Interest rate swaps	22,108	3,283	2,867	19,304	3,424	2,811	15,149	2,232	1,864
Total return swaps	187	1	—	515	6	—	2,085	169	—
Currency swaps	2,196	813	720	2,539	326	259	2,861	116	117
Credit default swaps	900	13	16	709	11	12	238	6	—
Equity and bond futures	1,904	71	2	2,109	16	17	3,745	80	10
Currency forwards	9,182	66	—	8,551	41	—	2,078	8	—
Equity and bond call options	4,102	108	63	963	94	—	814	67	4
Equity and bond put options	4,071	11	90	963	13	31	665	11	—

The investment strategy of other schemes is similar to that of the Main scheme, adjusted to take account of the nature of liabilities, risk appetite of the trustees, size of the scheme and any local regulatory constraints. The use of derivative instruments outside the Main scheme is not material.

Swaps are part of the management of the inflation and interest rate sensitivity of the Main scheme liabilities. They have been executed at prevailing market rates and within standard market bid/offer spreads. The majority of swaps are with The Royal Bank of Scotland plc and National Westminster Bank Plc (the “banks”). At 31 December 2013, the gross notional value of the swaps was £31,664 million (2012 - £28,541 million; 2011 - £22,918 million) and had a net positive fair value of £624 million (2012 - £370 million; 2011 - £431 million) to the scheme.

Collateral is required on all swap transactions with those between the banks and the Main scheme on terms that do not allow the banks to re-hypothecate. The banks had delivered £633 million of collateral at 31 December 2013 (2012 - £521 million; 2011 - £375 million).

Ordinary shares of the company with a fair value of £4 million (2012 - £4 million; 2011 - £3 million) are held by the Group's Main scheme which also holds other financial instruments issued by the Group with a value of £416 million (2012 - £610 million; 2011 - £424 million).

Post-retirement mortality assumptions (Main scheme)	2013	2012	2011
Longevity at age 60 for current pensioners (years)
Males	27.6	27.3	27.2
Females	29.5	29.2	29.1

Longevity at age 60 for future pensioners currently aged 40 (years)
Males	28.6	29.4	29.3
Females	30.8	31.0	30.9

Notes on the consolidated accounts

4 Pensions continued
	Main scheme			All schemes
		Present value			Present value
	Fair value	of defined		Fair value	of defined
	of plan	benefit	Net pension	of plan	benefit	Net pension
	assets	obligation	deficit	assets	obligation	deficit
Changes in value of net pension deficit*	£m	£m	£m	£m	£m	£m
At 1 January 2012	21,111	22,955	1,844	25,086	27,137	2,051
Currency translation and other adjustments	—	—	—	(65)	(77)	(12)
Income statement
Expected return	1,028		(1,028)	1,211		(1,211)
Interest cost		1,129	1,129		1,320	1,320
Current service cost		267	267		367	367
Past service cost		81	81		82	82
Gains on curtailments and settlements		—	—		(41)	(41)
	1,028	1,477	449	1,211	1,728	517
Statement of comprehensive income
- Experience gains and losses	301	232	(69)	485	207	(278)
- Actuarial gains and losses due to changes in financial assumptions	—	1,750	1,750	—	2,402	2,402
- Actuarial gains and losses due to changes in demographic assumptions	—	6	6	—	34	34
	301	1,988	1,687	485	2,643	2,158
Contributions by employer	773	—	(773)	977	—	(977)
Contributions by plan participants and other scheme members	—	—	—	10	10	—
Benefits paid	(772)	(772)	—	(910)	(910)	—
Assets and obligations extinguished on settlements	—	—	—	(360)	(360)	—
Transfer to disposal groups	—	—	—	(64)	(61)	3
At 1 January 2013	22,441	25,648	3,207	26,370	30,110	3,740
Currency translation and other adjustments	—	—	—	1	14	13
Income statement
Expected return	1,011		(1,011)	1,173		(1,173)
Interest cost		1,137	1,137		1,317	1,317
Current service cost		296	296		372	372
Past service cost		15	15		1	1
Gains on curtailments and settlements		—	—		(7)	(7)
	1,011	1,448	437	1,173	1,683	510
Statement of comprehensive income
- Experience gains and losses	986	(102)	(1,088)	1,097	(176)	(1,273)
- Actuarial gains and losses due to changes in financial assumptions	—	562	562	—	589	589
- Actuarial gains and losses due to changes in demographic assumptions	—	224	224	—	238	238
	986	684	(302)	1,097	651	(446)
Contributions by employer	656	—	(656)	821	—	(821)
Contributions by plan participants and other scheme members	—	—	—	14	14	—
Benefits paid	(822)	(822)	—	(988)	(988)	—
At 31 December 2013	24,272	26,958	2,686	28,488	31,484	2,996

*Restated

	2013	2012	2011
Net pension deficit comprises	£m	£m	£m
Net assets of schemes in surplus (included in Prepayments, accrued income and other assets, Note 19)	(214)	(144)	(188)
Net liabilities of schemes in deficit	3,210	3,884	2,239
	2,996	3,740	2,051

Notes on the consolidated accounts

4 Pensions continued
The pension charge to the income statement comprises:
	2013	2012*	2011*
	£m	£m	£m
Continuing operations	510	487	554
Discontinued operations	—	30	1
	510	517	555
*Restated

Curtailment gains of £4 million were recognised in 2013 arising from changes to pension benefits in a subsidiary’s scheme (2012 - £9 million; 2011 - nil). Settlement gains of £3 million were recognised in 2013 in respect of subsidiaries’ schemes (2012 - £32 million; 2011 - nil).

The weighted average duration of the Main scheme’s defined benefit obligation at 31 December 2013 is 18.0 years (2012 - 19.2 years; 2011 - 18.2 years).

The defined benefit obligation is attributable to the different classes of scheme members in the following proportions (Main scheme):

	2013	2012	2011
	%	%	%
Active	19.5	23.8	24.8
Deferred	38.4	32.4	30.9
Pensioner	42.1	43.8	44.3
	100.0	100.0	100.0

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

A funding valuation as at 31 March 2013 is currently in progress and is expected to be concluded by 30 June 2014.

The Group expects to contribute a total of £785 million to its defined benefit pension schemes in 2014 (Main scheme - £633 million). Of the net liabilities of schemes in deficit, £155 million relates to unfunded schemes.

	Main scheme					All schemes
	2013	2012*	2011*	2010*	2009*	2013	2012*	2011*	2010*	2009*
History of defined benefit schemes	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value of plan assets	24,272	22,441	21,111	19,110	16,603	28,488	26,370	25,086	22,816	27,925
Present value of defined benefit
obligations	26,958	25,648	22,955	21,092	18,675	31,484	30,110	27,137	24,999	30,830
Net deficit	2,686	3,207	1,844	1,982	2,072	2,996	3,740	2,051	2,183	2,905

Experience gains/(losses) on plan liabilities	102	(232)	(208)	(858)	135	176	(207)	(200)	(882)	328
Experience gains on plan assets	986	301	935	1,830	1,065	1,097	485	842	1,941	1,382
Actual return on pension schemes assets	1,997	1,329	1,966	2,779	2,002	2,270	1,696	2,065	3,170	2,875
Actual return on pension schemes assets - %	8.9%	6.3%	10.3%	16.7%	13.5%	8.6%	6.8%	9.1%	11.4%	11.2%

*Restated

Notes on the consolidated accounts

4 Pensions continued
The table below sets out the sensitivities of the pension cost for the year and the present value of defined benefit obligations at 31 December to a change in the principal actuarial assumptions:

	Main scheme						All schemes
	(Decrease)/increase						(Decrease)/increase
	in pension cost			in obligation			in pension cost			in obligation
	for year			at 31 December			for year			at 31 December
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
0.25% increase in the discount rate	(66)	(66)	(65)	(1,187)	(1,199)	(1,019)	(80)	(80)	(75)	(1,379)	(1,392)	(1,181)
0.25% increase in inflation	52	60	59	895	995	911	58	66	65	1,000	1,129	1,040
0.25% additional rate of increase in
pensions in payment	42	39	37	758	690	618	48	45	42	844	782	691
0.25% additional rate of increase in
deferred pensions	18	20	21	329	297	285	21	23	23	383	342	322
0.25% additional rate of increase in
salaries	9	6	6	83	95	56	12	9	9	110	125	79
Longevity increase of one year	35	33	34	728	647	566	39	38	40	801	727	671

Pension costs and liabilities are calculated on the central assumptions and under the relevant sensitivity scenarios.  The sensitivity to pension costs/liabilities is the difference between these calculations.

5 Auditor’s remuneration
Amounts paid to the Group's auditors for statutory audit and other services are set out below. All audit-related and other services are approved by the Group Audit Committee and are subject to strict controls to ensure the external auditor’s independence is unaffected by the provision of other services. The Group Audit Committee recognise that for certain assignments the auditors are best placed to perform the work economically; for other work the Group selects the supplier best placed to meet its requirements. The Group’s auditors are permitted to tender for such work in competition with other firms where the work is permissible under audit independence rules.

The analysis of auditor’s remuneration is as follows:
	2013	2012
	£m	£m
Fees payable for the audit of the Group’s annual accounts	4.0	4.0
Fees payable to the auditor and its associates for other services to the Group
- the audit of the company’s subsidiaries	22.1	24.4
- audit-related assurance services (1)	3.8	4.6
Total audit and audit-related assurance services fees	29.9	33.0

Taxation compliance services	0.2	0.2
Taxation advisory services	0.1	0.1
Other assurance services	2.8	2.7
Corporate finance services (2)	0.8	5.7
Consulting services	0.2	1.5
Total other services	3.6	9.7

Total	34.0	43.2

Notes:
(1)
Comprises fees of £0.9 million (2012 - £1.0 million) in relation to reviews of interim financial information, £2.3 million (2012 - £2.9 million) in respect of reports to the Group’s regulators in the UK and overseas, £0.3 million (2012 - £0.5 million) in respect of internal controls assurance and £0.3 million (2012 - £0.2 million) in relation to non-statutory audit opinions.

(2)
Comprises fees of £0.8 million (2012 - £1.6 million) in respect of work performed by the auditors as reporting accountants on debt and equity issuances undertaken by the Group, including securitisations. The figure for 2012 includes £4.1 million in respect of reporting accountant services in connection with divestments by the Group, which was not repeated in 2013.

Notes on the consolidated accounts

6 Tax	2013	2012*	2011*
	£m	£m	£m
Current tax
Charge for the year	(307)	(495)	(168)
Over/(under) provision in respect of prior years	121	(63)	141
	(186)	(558)	(27)
Deferred tax
Credit/(charge) for the year	375	101	(1,106)
(Under)/over provision in respect of prior year	(571)	16	58
Tax charge for the year	(382)	(441)	(1,075)

The actual tax charge differs from the expected tax credit computed by applying the standard rate of UK corporation tax of 23.25% (2012 - 24.5%; 2011 - 26.5%) as follows:

	2013	2012*	2011*
	£m	£m	£m
Expected tax credit	1,916	1,293	370
Sovereign debt impairment where no deferred tax asset recognised	—	—	(275)
Other losses in year where no deferred tax asset recognised	(879)	(511)	(530)
Foreign profits taxed at other rates	(196)	(383)	(417)
UK tax rate change impact (1)	(313)	(149)	(112)
Unrecognised timing differences	(8)	59	(20)
Non-deductible goodwill impairment	(247)	—	—
Items not allowed for tax
- losses on disposals and write-downs	(20)	(49)	(72)
- UK bank levy	(47)	(43)	(80)
- regulatory and legal actions	(144)	(93)	—
- employee share schemes	(11)	(9)	(113)
- other disallowable items	(202)	(246)	(285)
Non-taxable items
- gain on sale of RBS Aviation Capital	—	26	—
- gain on sale of WorldPay (Global Merchant Services)	37	—	12
- other non-taxable items	171	104	242
Taxable foreign exchange movements	(25)	(1)	4
Losses brought forward and utilised	36	2	2
Reduction in carrying value of deferred tax asset in respect of losses in
- UK	(701)	—	—
- Australia	—	(191)	—
- Ireland	—	(203)	—
Adjustments in respect of prior years (2)	251	(47)	199
Actual tax charge	(382)	(441)	(1,075)

*Restated

Notes:
(1)
In recent years the UK Government has steadily reduced the rate of UK corporation tax, with the latest enacted rates standing at 21% with effect from 1 April 2014 and 20% with effect from 1 April 2015. The closing deferred tax assets and liabilities have been calculated in accordance with the rates enacted at the balance sheet date.

(2)	Prior year adjustments include releases of tax provisions in respect of structured transactions and investment disposals and adjustments to reflect submitted tax computations in the UK and overseas.

Notes on the consolidated accounts

7 Profit attributable to preference shareholders and paid-in equity holders
	2013	2012*	2011
	£m	£m	£m
Preference shareholders
Non-cumulative preference shares of US$0.01	226	153	—
Non-cumulative preference shares of €0.01	121	115	—
Non-cumulative preference shares of £1	2	5	—

Paid-in equity holders
Interest on securities classified as equity, net of tax	49	28	—
Total (1)	398	301	—

*Restated

Notes:
(1)	Discretionary dividends on certain non-cumulative preference shares and discretionary distributions on certain innovative securities recommenced in May 2012.
(2)
Between 1 January 2014 and the date of approval of these accounts, dividends amounting to US$107 million and £0.4 million have been declared in respect of equity preference shares for payment on 31 March 2014.

8 Ordinary dividends
The company did not pay an ordinary dividend in 2013, 2012 or 2011.

9 Earnings per ordinary and equivalent B share
Earnings per ordinary and equivalent B share have been calculated based on the following:
	2013	2012*	2011*
	£m	£m	£m
Earnings
Loss attributable to ordinary and B shareholders	(8,995)	(6,055)	(2,151)
(Profit)/loss from discontinued operations attributable to ordinary and B shareholders	(111)	60	(306)
Loss from continuing operations attributable to ordinary and B shareholders	(9,106)	(5,995)	(2,457)

Weighted average number of shares (millions)
Ordinary shares outstanding during the year	6,096	5,902	5,722
Equivalent B shares in issue during the year	5,100	5,100	5,100
Weighted average number of ordinary shares and equivalent B shares outstanding during the year	11,196	11,002	10,822

*Restated

Notes on the consolidated accounts

10 Financial instruments - classification
The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.

		Designated				Other financial		Non
		as at fair value				instruments		financial
	Held-for-	through profit	Hedging	Available-	Loans and	(amortised	Finance	assets/
	trading	or loss	derivatives	for-sale	receivables	cost)	leases	liabilities	Total
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—		—	82,659				82,659
Loans and advances to banks
- reverse repos	25,795	—		—	721				26,516
- other (1)	9,952	—		—	17,603				27,555
Loans and advances to customers
- reverse repos	49,897	—		—	—				49,897
- other (2)	19,170	49		—	364,772		6,834		390,825
Debt securities	56,582	122		53,107	3,788				113,599
Equity shares	7,199	400		1,212	—				8,811
Settlement balances	—	—		—	5,591				5,591
Derivatives	283,508		4,531						288,039
Intangible assets								12,368	12,368
Property, plant and equipment								7,909	7,909
Deferred tax								3,478	3,478
Prepayments, accrued income and
other assets	—	—		—	—			7,614	7,614
Assets of disposal groups								3,017	3,017
	452,103	571	4,531	54,319	475,134		6,834	34,386	1,027,878

Liabilities
Deposits by banks
- repos	23,127	—				5,523			28,650
- other (3)	19,764	—				15,565			35,329
Customer accounts
- repos	52,300	—				4,184			56,484
- other (4)	10,236	5,862				398,298			414,396
Debt securities in issue (5)	8,560	15,848				43,411			67,819
Settlement balances	—	—				5,313			5,313
Short positions	28,022	—							28,022
Derivatives	281,299		4,227						285,526
Accruals, deferred income and
other liabilities	—	—				1,764	19	14,234	16,017
Retirement benefit liabilities								3,210	3,210
Deferred tax								507	507
Subordinated liabilities	—	868				23,144			24,012
Liabilities of disposal groups								3,378	3,378
	423,308	22,578	4,227			497,202	19	21,329	968,663
Equity									59,215
									1,027,878
For the notes to this table refer to page 401.

Notes on the consolidated accounts

10 Financial instruments – classification continued
		Designated				Other financial		Non
		as at fair value				instruments		financial
	Held-for-	through profit	Hedging	Available-	Loans and	(amortised	Finance	assets/
	trading	or loss	derivatives	for-sale	receivables	cost)	leases	liabilities	Total
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—		—	79,290				79,290
Loans and advances to banks
- reverse repos	33,394	—		—	1,389				34,783
- other (1)	13,265	—		—	15,903				29,168
Loans and advances to customers
- reverse repos	70,025	—		—	22				70,047
- other (2)	24,841	189		—	397,824		7,234		430,088
Debt securities	78,340	873		73,737	4,488				157,438
Equity shares	13,329	533		1,370					15,232
Settlement balances	—	—		—	5,741				5,741
Derivatives	433,264		8,639						441,903
Intangible assets								13,545	13,545
Property, plant and equipment								9,784	9,784
Deferred tax								3,443	3,443
Prepayments, accrued income and
other assets	—	—		—	—			7,820	7,820
Assets of disposal groups								14,013	14,013
	666,458	1,595	8,639	75,107	504,657		7,234	48,605	1,312,295

Liabilities
Deposits by banks
- repos	36,370	—				7,962			44,332
- other (3)	30,571	—				26,502			57,073
Customer accounts
- repos	82,224	—				5,816			88,040
- other (4)	12,077	6,323				414,839			433,239
Debt securities in issue (5)	10,879	23,614				60,099			94,592
Settlement balances	—	—				5,878			5,878
Short positions	27,591	—							27,591
Derivatives	428,537		5,796						434,333
Accruals, deferred income and other
liabilities	—	—				1,684	12	13,105	14,801
Retirement benefit liabilities								3,884	3,884
Deferred tax								1,141	1,141
Subordinated liabilities	—	1,128				25,645			26,773
Liabilities of disposal groups								10,170	10,170
	628,249	31,065	5,796			548,425	12	28,300	1,241,847
Equity									70,448
									1,312,295
For the notes to this table refer to page 401.

Notes on the consolidated accounts

10 Financial instruments – classification continued
		Designated				Other financial		Non
		as at fair value				instruments		financial
	Held-for-	through profit	Hedging	Available-	Loans and	(amortised	Finance	assets/
	trading	or loss	derivatives	for-sale	receivables	cost)	leases	liabilities	Total
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—		—	79,269				79,269
Loans and advances to banks
- reverse repos	34,659	—		—	4,781				39,440
- other (1)	20,317	—		—	23,553				43,870
Loans and advances to customers
- reverse repos	53,584	—		—	7,910				61,494
- other (2)	25,322	476		—	419,895		8,419		454,112
Debt securities	95,076	647		107,298	6,059				209,080
Equity shares	12,433	774		1,976					15,183
Settlement balances	—	—		—	7,771				7,771
Derivatives	521,935		7,683						529,618
Intangible assets								14,858	14,858
Property, plant and equipment								11,868	11,868
Deferred tax								3,878	3,878
Prepayments, accrued income and
other assets	—	—		—	1,309			9,667	10,976
Assets of disposal groups								25,450	25,450
	763,326	1,897	7,683	109,274	550,547		8,419	65,721	1,506,867

Liabilities
Deposits by banks
- repos	23,342	—				16,349			39,691
- other (3)	34,172	—				34,941			69,113
Customer accounts
- repos	65,526	—				23,286			88,812
- other (4)	14,286	5,627				394,230			414,143
Debt securities in issue (5)	11,492	35,747				115,382			162,621
Settlement balances	—	—				7,477			7,477
Short positions	41,039	—							41,039
Derivatives	518,102		5,881						523,983
Accruals, deferred income and other
liabilities	—	—				1,683	19	21,502	23,204
Retirement benefit liabilities								2,239	2,239
Deferred tax								1,945	1,945
Insurance liabilities								6,233	6,233
Subordinated liabilities	—	903				25,416			26,319
Liabilities of disposal groups								23,995	23,995
	707,959	42,277	5,881			618,764	19	55,914	1,430,814
Equity									76,053
									1,506,867
For the notes to this table refer to page 401.

Notes on the consolidated accounts

10 Financial instruments – classification continued
Amounts included in the consolidated income statement:
	2013	2012	2011
	£m	£m	£m
(Losses)/gains on financial assets/liabilities designated as at fair value through profit or loss	(113)	(2,612)	1,761
(Losses)/gains on disposal or settlement of loans and receivables	(248)	(76)	59

Notes:
(1)	Includes items in the course of collection from other banks of £1,454 million (2012 - £1,531 million; 2011 - £1,470 million).
(2)
The change in fair value of loans and advances to customers designated as at fair value through profit or loss attributable to changes in credit risk was a £5 million credit for the year and cumulatively a credit of £3 million (2012 - £22 million credit, cumulative £44 million credit; 2011 - £31 million charge, cumulative £71 million credit).

(3)	Includes items in the course of transmission to other banks of £828 million (2012 - £521 million; 2011 - £506 million).
(4)
The carrying amount of other customer accounts designated as at fair value through profit or loss is £412 million (2012 - £305 million; 2011 - £166 million) higher than the principal amount. No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial, measured as the change in fair value from movements in the period in the credit risk premium payable. The amounts include investment contracts with a carrying value of nil (2012 - nil; 2011 - £38 million).

(5)
Comprises bonds and medium term notes of £63,959 million (2012 - £88,723 million; 2011 - £129,780 million) and certificates of deposit and other commercial paper of £3,860 million (2012 - £5,869 million; 2011 - £32,841 million).

The tables below present information on financial assets and liabilities that are offset in the balance sheet under IFRS or subject to enforceable master netting agreement together with financial collateral received or given.

							Net amount
							after the effect of
				Effect of			netting
				master netting			arrangements
		IFRS		agreement/similar	Cash	Other financial	and related
	Gross	offset	Balance sheet	agreements	collateral	collateral	collateral
2013	£m	£m	£m	£m	£m	£m	£m
Assets
Derivatives	545,867	(265,709)	280,158	(242,836)	(24,288)	(5,990)	7,044
Reverse repurchase agreements	115,715	(40,658)	75,057	(11,379)	—	(63,589)	89
Loans to customers	3,438	(3,438)	—	—	—	—	—
Settlement balances	2,950	(2,672)	278	(262)	—	—	16
	667,970	(312,477)	355,493	(254,477)	(24,288)	(69,579)	7,149

Liabilities
Derivatives	540,622	(262,656)	277,966	(242,836)	(20,429)	(5,202)	9,499
Repurchase agreements	120,639	(40,658)	79,981	(11,379)	—	(68,602)	—
Customer accounts	6,491	(6,491)	—	—	—	—	—
Settlement balances	3,682	(2,672)	1,010	(262)	—	—	748
	671,434	(312,477)	358,957	(254,477)	(20,429)	(73,804)	10,247

2012
Assets
Derivatives	801,606	(373,476)	428,130	(373,906)	(34,099)	(5,616)	14,509
Reverse repurchase agreements	139,120	(38,377)	100,743	(17,439)	—	(83,304)	—
Loans to customers	1,748	(1,460)	288	—	—	—	288
Settlement balances	3,680	(2,456)	1,224	(345)	—	—	879
	946,154	(415,769)	530,385	(391,690)	(34,099)	(88,920)	15,676

Liabilities
Derivatives	796,991	(373,476)	423,515	(373,906)	(24,633)	(8,264)	16,712
Repurchase agreements	163,500	(38,377)	125,123	(17,439)	—	(107,684)	—
Customer accounts	1,897	(1,460)	437	—	—	—	437
Settlement balances	4,270	(2,456)	1,814	(345)	—	—	1,469
	966,658	(415,769)	550,889	(391,690)	(24,633)	(115,948)	18,618

Notes on the consolidated accounts

10 Financial instruments – classification continued
							Net amount
							after the effect of
							netting
				Effect of master			arrangements
		IFRS		netting/similar	Cash	Other financial	and related
	Gross	offset	Balance sheet	agreement	collateral	collateral	collateral
2011	£m	£m	£m	£m	£m	£m	£m
Assets
Derivatives	1,051,670	(544,491)	507,179	(441,626)	(37,222)	(5,312)	23,019
Reverse repurchase agreements	128,447	(37,605)	90,842	(15,246)	—	(75,596)	—
Settlement balances	2,087	(1,359)	728	(728)	—	—	—
	1,182,204	(583,455)	598,749	(457,600)	(37,222)	(80,908)	23,019

Liabilities
Derivatives	1,050,056	(544,491)	505,565	(441,626)	(31,368)	(8,585)	23,986
Repurchase agreements	150,389	(37,605)	112,784	(15,246)	—	(97,538)	—
Settlement balances	2,087	(1,359)	728	(728)	—	—	—
	1,202,532	(583,455)	619,077	(457,600)	(31,368)	(106,123)	23,986

Reclassification of financial instruments
In 2008 and 2009, the Group reclassified financial assets from the held-for-trading (HFT) and available-for-sale (AFS) categories into the loans and receivables (LAR) category (as permitted by paragraph 50D of IAS 39 as amended) and from the HFT category into the AFS category (as permitted by paragraph 50B of IAS 39 as amended).

The tables below show the carrying value, fair value and the effect on profit or loss of these reclassifications undertaken by the Group. There have been no further reclassifications.

			Amount recognised in		Amount that	Reduction/
			the income statement		would have been	(increase) in
				Impairment	recognised had	profit or loss
	Carrying	Fair		(losses)	reclassification	as a result of
	value	value	Income	/releases	not occurred	reclassification
2013	£m	£m	£m	£m	£m	£m
Reclassified from HFT to LAR
Loans	1,417	1,160	(28)	(13)	42	83
Debt securities	1,293	901	(29)	3	(74)	(48)
	2,710	2,061	(57)	(10)	(32)	35

Reclassified from HFT to AFS (1)
Debt securities	311	311	56	—	111	55

Reclassified from AFS to LAR (2)
Debt securities	—	—	4	7	—	(11)
	3,021	2,372	3	(3)	79	79
For the notes to this table refer to the following page.

Notes on the consolidated accounts

10 Financial instruments – classification continued
			Amount recognised in		Amount that	Reduction/
			income statement		would have been	(increase) in
				Impairment	recognised had	profit or loss
	Carrying	Fair		releases/	reclassification	as a result of
	value	value	Income	(losses)	not occurred	reclassification
2012	£m	£m	£m	£m	£m	£m
Reclassified from HFT to LAR
Loans	2,892	2,546	42	15	517	460
Debt securities	1,671	1,333	(120)	(6)	251	377
	4,563	3,879	(78)	9	768	837

Reclassified from HFT to AFS (1)
Debt securities	1,548	1,548	(158)	(20)	25	203

Reclassified from AFS to LAR (2)
Debt securities	167	90	7	—	7	—
	6,278	5,517	(229)	(11)	800	1,040

2011
Reclassified from HFT to LAR
Loans	4,128	3,305	156	18	296	122
Debt securities	2,645	1,930	32	(7)	(284)	(309)
	6,773	5,235	188	11	12	(187)

Reclassified from HFT to AFS (1)
Debt securities	4,176	4,176	(84)	(61)	(20)	125
Equity shares	—	—	—	—	1	1
	4,176	4,176	(84)	(61)	(19)	126

Reclassified from AFS to LAR (2)
Debt securities	248	229	(11)	(13)	(24)	—
	11,197	9,640	93	(63)	(31)	(61)

Notes:
(1)	£113 million (2012 - £171 million; 2011 - £152 million) was taken to AFS reserves.
(2)	£1 million (2012 - £1 million; 2011 - £24 million) would have been taken to AFS reserves if reclassification had not occurred.

Notes on the consolidated accounts

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

A new IPV quality hierarchy was implemented with detailed classifications linked to the fair value hierarchy principles as laid out in IFRS 13 ‘Fair value measurement’. The new hierarchy classifies IPV differences into fair value levels 1, 2 and 3 with the valuation uncertainty risk increasing as the levels rise from 1 to 3. These differences are then further classified into high, medium, low and indicative depending on the quality of the independent data available to validate the prices. Valuations are revised if they are outside agreed thresholds for each of the levels.

IPV is performed at a frequency to match the availability of independent data. For liquid instruments, the standard is to perform IPV daily. The minimum frequency of review in the Group is monthly for exposures in the regulatory trading book and quarterly for exposures in the regulatory banking book. Monthly meetings are held between the business and the support functions to discuss the results of the IPV and reserves. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds. The Global Pricing Unit (GPU) determines IPV policy, monitors adherence to that policy and performs additional independent reviews on highly subjective valuation issues for Markets and Non-Core.

In 2013, the Group made a significant and ongoing investment into further enhancing its control environment. This included continuing investment in global IPV and reserving tools which partly automated the IPV  and reserves process into a single central portal. System developments included implementing a rules based approach which ensures consistency across portfolios and the use of hierarchy of independent data inputs.

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

The Management Valuation Control Committees meet formally on a monthly basis to discuss independent pricing, reserving and valuation issues relating to both Markets and Non-Core exposures. All material methodology changes require review and ratification by these committees. The committees, which include valuation specialists representing several independent review functions, comprise Market Risk, QuaRC, Finance and senior business representatives.

The Group Executive Valuation Committee discusses the issues escalated by the Modelled Product Review Committee, Markets and Non-Core Management Valuations Control Committees and other relevant issues. This committee covers key material and subjective valuation issues within the trading businesses and provides a ratification to the appropriateness of areas with high levels of residual valuation uncertainty. Committee members include the Group Finance Director, the Group Chief Accountant, the Group Head of Market Risk, the Markets Chief Financial Officer, the Non-Core Chief Financial Officer, the Head of QuaRC, the Head of GPU and representation from Front Office Trading and Finance.

Valuation issue, adjustments and reserves are reported to Markets, Non-Core and Group audit committees. Key judgmental issues are described in the reports submitted to these Audit Committees.

Market risk metrics such as value-at-risk (VaR) and stressed value-at-risk (SVaR) cover financial instruments in Markets and Non-Core. The Group has a framework to quantify those market risks not adequately captured by standard market risk framework such as VaR and SVaR - Risks not in VaR. Refer to pages 318 to 324 for details.

New products
The Group has formal review procedures owned by Group Operational Risk to ensure that new products, asset classes and risk types are appropriately reviewed to ensure, amongst other things, that valuation is appropriate. The scope of this process includes new business, markets, models, risks and structures.

Notes on the consolidated accounts

11 Financial instruments - valuation continued
Valuation hierarchy
There is a process to review and control the classification of financial instruments into the three level hierarchy established by IFRS 13. Some instruments may not easily fall into a level of the fair value hierarchy and judgment may be required as to which level the instrument is classified.

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

These initial classifications are reviewed and challenged by GPU and are also subject to senior management review. Particular attention is paid to instruments crossing from one level to another, new instrument classes or products, instruments that are generating significant profit and loss and instruments where valuation uncertainty is high.

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

•
Price volatilities and correlations - volatility is a measure of the tendency of a price to change with time. Correlation measures the degree which two or more prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Volatility is a key input in valuing options and in the valuation of certain products such as derivatives with multiple underlying variables that are correlation-dependent. Volatility and correlation values are obtained from broker quotations, pricing services or derived from option prices.

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

Notes on the consolidated accounts

11 Financial instruments - valuation continued
The Group uses consensus prices for the source of independent pricing for some instruments. The consensus service encompasses the equity, interest rate, currency, commodity, credit, property, fund and bond markets, providing comprehensive matrices of vanilla prices and a wide selection of exotic products. Markets and Non-Core contribute to consensus pricing services where there is a significant interest either from a positional point of view or to test models for future business use. Data sourced from consensus pricing services is used for a combination of control processes including direct price testing, evidence of observability and model testing. In practice this means that the Group submits prices for all material positions for which a service is available. Data from consensus services are subject to the same level of quality review as other inputs used for IPV process.

In order to determine a reliable fair value, where appropriate, management applies valuation adjustments to the pricing information gathered from the above sources. The sources of independent data are reviewed for quality and are applied in the IPV processes using a formalised input quality hierarchy. These adjustments reflect the Group's assessment of factors that market participants would consider in setting a price. Furthermore, on an ongoing basis, the Group assesses the appropriateness of any model used. To the extent that the price provided by internal models does not represent the fair value of the instrument, for instance in highly stressed market conditions, the Group makes adjustments to the model valuation to calibrate to other available pricing sources.

Where unobservable inputs are used, the Group may determine a range of possible valuations derived from differing stress scenarios to determine the sensitivity associated with the valuation. When establishing the fair value of a financial instrument using a valuation technique, the Group considers adjustments to the modelled price which market participants would make when pricing that instrument. Such adjustments include the credit quality of the counterparty and adjustments to compensate for model limitations.

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk. The valuation framework used to determine the fair value of uncollateralised derivative exposures was refined during the year in line with market developments. The weightings applied to the expected losses and gains in the credit valuation adjustments (CVA) and own credit adjustments (OCA) calculations have been removed. Funding valuation adjustments (FVA) now reflect the counterparty contingent nature of the exposures. FVA is also now considered the primary adjustment applied to liabilities; the extent to which OCA and FVA overlap is eliminated from OCA. The following table shows CVA and other valuation reserves.

Credit valuation adjustments
Credit valuation adjustments represent an estimate of the adjustment to fair value that a market participant would make to incorporate the counterparty credit risk inherent in derivative exposures.

	2013	2012	2011
	£m	£m	£m
Credit valuation adjustments
- monoline insurers and credit derivative product companies (CDPC)	99	506	2,232
- other counterparties	1,667	2,308	2,254
	1,766	2,814	4,486
Other valuation reserves
- bid-offer	513	625	806
- funding valuation adjustment	424	475	552
- product and deal specific	745	763	1,040
- other	8	134	306
	1,690	1,997	2,704
Valuation reserves	3,456	4,811	7,190

The table below analyses CVA relating to other counterparties by rating and sector.
Ratings:	2013
£m
AAA	104
AA to AA+	13
A to AA-	168
BBB- to A-	446
Non-investment grade	936
1,667
Sector:
Banks	89
Other financial institutions	199
Corporate	1,126
Government	253
1,667

Notes on the consolidated accounts

11 Financial instruments - valuation continued
Key points
•	Monoline and CDPC: reduced exposures during the year, tighter credit spreads and exchange rate movements contributed to the decrease in CVA.

•
Other counterparties: the decrease in CVA during the year was driven by tighter credit spreads, reduction in exposure due to market movements together with realised default losses and reserve releases on certain exposures following restructuring. The net impact of updates to counterparty ratings and recovery rate assumptions also contributed to the decrease. This was partially offset by an increase in CVA due to methodology refinements.

•	The decrease in bid-offer reserves during the year reflects risk reduction.

•
Reduction in exposure due to market moves together with the impact of methodology refinements contributed to the decrease in FVA. This was partially offset by additional funding related reserves and uncollateralised derivatives in Q4 2013.

Monoline insurers
The Group’s exposure to monolines is predominately credit default swaps (CDSs) referencing ABS held directly or synthetically.

For the majority of trades the gross mark-to-market of the monoline protection is determined directly from the fair value price of the underlying reference instrument. However, for the remainder of the trades the gross mark-to-market is determined using industry standard models.

The CVA methodology uses market implied probability of defaults and internally assessed recovery rates to determine the level of expected loss on monoline exposures of different maturities. The probability of default is calculated with reference to market observable credit spreads and recovery levels. CVA is calculated at a trade level by applying the expected loss corresponding to each trade’s expected maturity, to the gross mark-to-market of the monoline protection. The expected maturity of each trade reflects the scheduled notional amortisation of the underlying reference instruments and whether payments due from the monoline are received at the point of default or over the life of the underlying reference instruments.

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

The gross mark-to-market of the CDPC protection is determined using industry standard models. The table above includes valuation adjustments of £34 million relating to certain CDPCs which reflect trade restructuring levels of similar exposures in 2012. For trades facing other CDPCs, the CVA methodology is different to that outlined above for monolines, as there are no market observable credit spreads and recovery levels for these entities. The level of expected loss on these CDPC exposures is estimated with reference to risk mitigation strategies.

Other counterparties
The CVA for all other counterparties is calculated on a portfolio basis reflecting an estimate of the amount a third party would charge to assume the credit risk.

Where a positive exposure exists to a counterparty that is considered to be close to default, the CVA is calculated by applying expected losses to the current level of exposure. Otherwise, expected losses are applied to estimated potential future positive exposures which are modelled to reflect the volatility of the market factors which drive the exposures and the correlation between those factors.

Potential future positive exposures arising from vanilla products (including interest rate and foreign exchange derivatives) are modelled using the Group's core counterparty risk systems. The majority of the Group's CVA held in relation to other counterparties arises on these vanilla products together with exposures to counterparties which are considered to be close to default. The exposures arising from all other product types are modelled and assessed separately. The potential future positive exposure to each counterparty is the aggregate of the exposures arising on the underlying product types.

Expected losses are determined from market implied probabilities of default and internally assessed recovery levels. The probability of default is calculated with reference to observable credit spreads and observable recovery levels. For counterparties where observable data do not exist, the probability of default is determined from the credit spreads and recovery levels of similarly rated entities. Weightings that were previously applied in the expected losses calculation were removed during 2013 in line with market developments.

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

Notes on the consolidated accounts

11 Financial instruments - valuation continued
Bid-offer, liquidity and other reserves
Fair value positions are adjusted to bid or offer levels, by marking individual cash positions directly to bid or offer or by taking bid-offer reserves calculated on a portfolio basis for derivatives exposures. The bid-offer approach is based on current market spreads and standard market bucketing of risk.

Risk data are used as the primary sources of information within bid-offer calculations and are aggregated when they are more granular than market standard buckets. Bid-offer adjustments for each risk factor (including delta (the degree to which the price of an instrument changes in response to a change in the price of the underlying), vega (the degree to which the price of an instrument changes in response to the volatility in the price of the underlying), correlation (the degree to which prices of different instruments move together)) are determined by aggregating similar risk exposures arising on different products. Additional basis bid-offer reserves are taken where these are charged in the market. Risk associated with non-identical underlying exposures is not netted down unless there is evidence that the cost of closing the combined risk exposure is less than the cost of closing on an individual basis.

Bid-offer spreads vary by maturity and risk type to reflect different spreads in the market. For positions where there is no observable quote, the bid-offer spreads are widened in comparison to proxies to reflect reduced liquidity or observability. Bid-offer methodologies may also incorporate liquidity triggers whereby wider spreads are applied to risks above pre-defined thresholds.

As permitted by IFRS 13, netting is applied on a portfolio basis to reflect the value at which the Group believes it could exit the portfolio, rather than the sum of exit costs for each of the portfolio’s individual trades. This is applied where the asset and liability positions are managed as a portfolio for risk and reporting purposes. For example, netting is applied where long and short risk in two different maturity buckets can be closed out in a single market transaction at less cost than by way of two separate transactions (calendar netting). This reflects the fact that to close down the portfolio, the net risk can be settled rather than each long and short trade individually.

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

Product related risks such as correlation risk, attract specific bid-offer reserves. Additional reserves are provided for exotic products to ensure overall reserves match market close-out costs. These market close-out costs inherently incorporate risk decay and cross-effects (taking into account how changes in one risk factor may affect other inputs rather than treating all risk factors independently) that are unlikely to be adequately reflected in a static hedge based on vanilla instruments. Where there is limited bid-offer information for a product, the pricing approach and risk management strategy are taken into account when assessing the reserve.

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

Funding valuation adjustment (FVA)
Funding valuation adjustments represent an estimate of the adjustment to fair value that a market participant would make to incorporate funding costs and benefits that arise in relation to uncollateralised derivative exposures.

Funding levels are applied to estimated potential future exposures, the modelling of which is consistent with the approach used in the calculation of CVA relating to Other counterparties. The counterparty contingent nature of the exposures is now reflected in the calculation.

Amounts deferred on initial recognition
On initial recognition of financial assets and liabilities valued using valuation techniques incorporating information other than observable market data, any difference between the transaction price and that derived from the valuation technique is deferred. Such amounts are recognised in profit or loss over the life of the transaction; when market data becomes observable; or when the transaction matures or is closed out as appropriate. At 31 December 2013, net gains of £205 million (2012 - £153 million; 2011 - £161 million) were carried forward. During the year, net gains of £134 million (2012 - £39 million; 2011 - £89 million) were deferred and £82 million (2012 - £47 million; 2011 - £95 million) recognised in the income statement.

Own credit
The Group takes into account the effect of its own credit standing when valuing financial liabilities recorded at fair value in accordance with IFRS. Own credit spread adjustments are made when valuing issued debt held at fair value, including issued structured notes, and derivatives. An own credit adjustment is applied to positions where it is believed that counterparties would consider the Group's creditworthiness when pricing trades.

For issued debt and structured notes this adjustment is based on debt issuance spreads above average inter-bank rates (at a range of tenors). Secondary senior debt issuance spreads are used in the calculation of the own credit adjustment applied to senior debt.

The fair value of the Group's derivative financial liabilities has also been adjusted to reflect the Group's own credit risk (DVA). Expected gains are applied to estimated potential future negative exposures, the modelling of which is consistent with the approach used in calculation of CVA relating to Other counterparties. Expected gains are determined from market implied probabilities of default and recovery levels. Weightings that were previously applied in the expected gains calculation were removed during the period in line with market developments. FVA is also now considered the primary adjustment applied to derivative liabilities; the extent to which DVA and FVA overlap is eliminated from DVA.

The own credit adjustment for fair value does not alter cash flows, is not used for performance management, is disregarded for regulatory capital reporting processes and will reverse over time as the liabilities mature.

Notes on the consolidated accounts

11 Financial instruments - valuation continued
The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by conversion of underlying currency balances at spot rates for each period whereas the income statement includes intra-period foreign exchange sell-offs and excludes the impact of the methodology refinements relating to derivative financial liabilities. The methodology refinements also related to other valuation adjustments, and the impact of the refinements was reported as part of the reported profit or loss for the other valuation adjustments.

The effect of change in credit spreads could reverse in future periods provided the liability is not repaid at a premium or a discount.

The cumulative own credit adjustment (OCA) recorded on securities held-for-trading (HFT), designated as at fair value through profit or loss (DFV) and derivative liabilities are set out below.

	Debt securities in issue (1)			Subordinated
	HFT	DFV	Total	liabilities DFV	Total	Derivatives	Total
Cumulative own credit adjustment (CR)/DR (1)	£m	£m	£m	£m	£m	£m	£m
2013	(467)	(33)	(500)	256	(244)	96	(148)
2012	(648)	56	(592)	362	(230)	259	29
2011	882	2,647	3,529	679	4,208	602	4,810

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn
2013	8.6	15.8	24.4	0.9	25.3
2012	10.9	23.6	34.5	1.1	35.6
2011	11.5	35.7	47.2	0.9	48.1

Note:
(1)	Includes wholesale and retail note issuances.

Key points
•	The cumulative OCA decreased during the year due to tightening of RBS credit spreads.

•
Senior issued debt OCA is determined by reference to secondary debt issuance spreads. The five year spread tightened to 92 basis points (31 December 2012 - 102 basis points; 31 December 2011 - 451 basis points). As senior debt classified as DFV includes greater proportion of longer term debt, the impact of spread tightening and discounting is more significant, resulting in a credit balance at 31 December 2013.

•	The cumulative OCA relating to derivatives decreased during the year due to tightening of RBS CDS spreads and the net impact of methodology refinements.

Notes on the consolidated accounts

11 Financial instruments - valuation continued
Financial instruments carried at fair value - valuation hierarchy
The following tables show financial instruments carried at fair value on the Group's balance sheet by valuation hierarchy - level 1, level 2 and level 3.

	2013				2012				2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Loans and advances to banks
Reverse repos	—	25.8	—	25.8	—	33.4	—	33.4	—	34.7	—	34.7
Derivative collateral	—	9.6	—	9.6	—	12.8	—	12.8	—	19.7	—	19.7
Other	—	0.1	0.3	0.4	—	0.1	0.4	0.5	—	0.2	0.4	0.6
	—	35.5	0.3	35.8	—	46.3	0.4	46.7	—	54.6	0.4	55.0
Loans and advances to customers
Reverse repos	—	49.9	—	49.9	—	70.0	—	70.0	—	53.6	—	53.6
Derivative collateral	—	18.0	—	18.0	—	22.5	—	22.5	—	22.0	—	22.0
Other	—	1.0	0.2	1.2	—	1.9	0.6	2.5	—	3.4	0.4	3.8
	—	68.9	0.2	69.1	—	94.4	0.6	95.0	—	79.0	0.4	79.4
Debt securities
UK government	13.2	—	—	13.2	15.6	0.1	—	15.7	22.4	—	—	22.4
US government	18.2	5.6	—	23.8	31.0	5.4	—	36.4	35.5	5.0	—	40.5
Other government	25.2	7.9	0.1	33.2	34.4	8.9	—	43.3	53.9	8.7	—	62.6
Corporate	—	1.8	0.3	2.1	—	2.2	0.1	2.3	—	5.0	0.5	5.5
Financial institutions	1.4	34.4	1.7	37.5	2.6	48.0	4.7	55.3	3.0	61.6	7.4	72.0
	58.0	49.7	2.1	109.8	83.6	64.6	4.8	153.0	114.8	80.3	7.9	203.0
Of which ABS
RMBS (1)	—	27.4	0.3	27.7	—	38.5	0.9	39.4	—	48.2	0.6	48.8
CMBS (2)	—	3.7	—	3.7	—	3.7	—	3.7	—	2.1	0.1	2.2
CDO (3)	—	—	0.4	0.4	—	0.2	0.5	0.7	—	0.2	1.7	1.9
CLO (4)	—	0.5	0.7	1.2	—	0.6	2.4	3.0	—	1.5	3.7	5.2
Other	—	1.6	0.3	1.9	—	2.1	0.4	2.5	—	3.1	0.9	4.0

Equity shares	7.0	1.1	0.7	8.8	13.1	1.3	0.8	15.2	12.4	1.8	1.0	15.2
Derivatives
Foreign exchange	—	60.6	1.3	61.9	—	61.7	1.4	63.1	—	72.9	1.6	74.5
Interest rate	0.1	216.5	1.4	218.0	0.1	362.7	0.6	363.4	0.2	420.8	1.1	422.1
Credit	—	4.5	0.8	5.3	—	9.3	1.7	11.0	—	23.1	3.8	26.9
Equities and commodities	—	2.8	—	2.8	—	4.3	0.1	4.4	—	5.9	0.2	6.1
	0.1	284.4	3.5	288.0	0.1	438.0	3.8	441.9	0.2	522.7	6.7	529.6
	65.1	439.6	6.8	511.5	96.8	644.6	10.4	751.8	127.4	738.4	16.4	882.2

Of which
Core	64.9	436.2	4.9	506.0	96.4	637.3	5.6	739.3	126.9	724.5	7.2	858.6
Non-Core	0.2	3.4	1.9	5.5	0.4	7.3	4.8	12.5	0.5	13.9	9.2	23.6
	65.1	439.6	6.8	511.5	96.8	644.6	10.4	751.8	127.4	738.4	16.4	882.2

Proportion	12.7%	86.0%	1.3%	100.0%	12.9%	85.7%	1.4%	100.0%	14.4%	83.7%	1.9%	100.0%

AFS debt securities included above
UK government	6.4	—	—	6.4	8.0	—	—	8.0	13.4	—	—	13.4
US government	8.1	4.8	—	12.9	15.5	3.5	—	19.0	18.1	2.7	—	20.8
Other government	5.6	4.7	—	10.3	10.7	5.3	—	16.0	21.6	4.0	—	25.6
Corporate	—	0.1	0.1	0.2	—	0.1	0.1	0.2	—	2.3	0.2	2.5
Financial institutions	0.7	21.5	1.1	23.3	0.5	27.1	2.9	30.5	0.2	39.3	5.5	45.0
	20.8	31.1	1.2	53.1	34.7	36.0	3.0	73.7	53.3	48.3	5.7	107.3

For the notes to this table refer to page 413.

Notes on the consolidated accounts

11 Financial instruments - valuation continued
	2013				2012				2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Of which ABS
RMBS	—	18.9	0.1	19.0	—	23.3	0.2	23.5	—	30.9	0.2	31.1
CMBS	—	3.1	—	3.1	—	2.3	—	2.3	—	0.7	—	0.7
CDO	—	—	0.3	0.3	—	0.1	0.5	0.6	—	0.2	1.4	1.6
CLO	—	0.1	0.6	0.7	—	0.4	1.9	2.3	—	1.0	3.3	4.3
Other	—	1.0	0.1	1.1	—	1.3	0.2	1.5	—	2.3	0.7	3.0

Equity shares	0.2	0.6	0.4	1.2	0.3	0.7	0.4	1.4	0.3	1.3	0.4	2.0
Total AFS assets	21.0	31.7	1.6	54.3	35.0	36.7	3.4	75.1	53.6	49.6	6.1	109.3

Of which
Core	21.0	31.5	0.5	53.0	34.9	35.7	0.6	71.2	53.6	46.9	0.6	101.1
Non-Core	—	0.2	1.1	1.3	0.1	1.0	2.8	3.9	—	2.7	5.5	8.2
	21.0	31.7	1.6	54.3	35.0	36.7	3.4	75.1	53.6	49.6	6.1	109.3

Liabilities
Deposits by banks
Repos	—	23.1	—	23.1	—	36.4	—	36.4	—	23.3	—	23.3
Derivative collateral	—	19.1	—	19.1	—	28.6	—	28.6	—	31.8	—	31.8
Other	—	0.6	0.1	0.7	—	1.9	0.1	2.0	—	2.4	—	2.4
	—	42.8	0.1	42.9	—	66.9	0.1	67.0	—	57.5	—	57.5
Customer accounts
Repos	—	52.3	—	52.3	—	82.2	—	82.2	—	65.5	—	65.5
Derivative collateral	—	7.1	—	7.1	—	8.0	—	8.0	—	9.2	—	9.2
Other	—	8.8	0.2	9.0	—	10.3	0.1	10.4	—	10.8	—	10.8
	—	68.2	0.2	68.4	—	100.5	0.1	100.6	—	85.5	—	85.5
Debt securities in issue	—	23.1	1.3	24.4	—	33.1	1.4	34.5	—	45.0	2.2	47.2
Short positions	23.9	4.1	—	28.0	23.6	4.0	—	27.6	34.4	6.3	0.3	41.0
Derivatives
Foreign exchange	—	65.0	0.7	65.7	—	69.3	1.2	70.5	—	80.6	0.4	81.0
Interest rate	0.1	208.0	0.6	208.7	0.1	345.0	0.4	345.5	0.4	405.2	1.1	406.7
Credit	—	4.5	0.9	5.4	—	9.6	0.8	10.4	—	24.9	1.8	26.7
Equities and commodities	—	4.9	0.8	5.7	—	7.0	0.9	7.9	—	9.1	0.5	9.6
	0.1	282.4	3.0	285.5	0.1	430.9	3.3	434.3	0.4	519.8	3.8	524.0
Subordinated liabilities	—	0.9	—	0.9	—	1.1	—	1.1	—	0.9	—	0.9
	24.0	421.5	4.6	450.1	23.7	636.5	4.9	665.1	34.8	715.0	6.3	756.1

Of which
Core	24.0	420.1	4.5	448.6	23.7	634.4	4.7	662.8	34.8	708.9	5.7	749.4
Non-Core	—	1.4	0.1	1.5	—	2.1	0.2	2.3	—	6.1	0.6	6.7
	24.0	421.5	4.6	450.1	23.7	636.5	4.9	665.1	34.8	715.0	6.3	756.1

Proportion	5.3%	93.7%	1.0%	100.0%	3.6%	95.7%	0.7%	100.0%	4.6%	94.6%	0.8%	100.0%

For the notes to this table refer to page 413.

Notes on the consolidated accounts

11 Financial instruments - valuation continued
The following table analyses level 3 balances and related valuation sensitivities.

	2013			2012			2011
		Sensitivity (5)			Sensitivity (5)			Sensitivity (5)
	Balance	Favourable	Unfavourable	Balance	Favourable	Unfavourable	Balance	Favourable	Unfavourable
	£bn	£m	£m	£bn	£m	£m	£bn	£m	£m
Assets
Loans and advances
- banks	0.3	30	(10)	0.4	50	(30)	0.4	40	(50)
- customers	0.2	20	(30)	0.6	90	(40)	0.4	80	(20)
Debt securities
Other Government	0.1	—	—	—	—	—	—	—	—
Corporate	0.3	20	(10)	0.1	10	(10)	0.5	30	(30)
Financial institutions	1.7	140	(90)	4.7	360	(180)	7.4	560	(180)
	2.1	160	(100)	4.8	370	(190)	7.9	590	(210)
Equity shares	0.7	120	(110)	0.8	60	(100)	1.0	140	(130)
Derivatives
Foreign exchange	1.3	150	(20)	1.4	140	(40)	1.6	100	(100)
Interest rate	1.4	160	(120)	0.6	60	(80)	1.1	80	(80)
Credit	0.8	70	(110)	1.7	230	(230)	3.8	680	(400)
Equities and commodities	—	10	—	0.1	—	—	0.2	—	—
	3.5	390	(250)	3.8	430	(350)	6.7	860	(580)
	6.8	720	(500)	10.4	1,000	(710)	16.4	1,710	(990)

Of which ABS
RMBS	0.3	30	(30)	0.9	40	(50)	0.6	60	(40)
CMBS	—	—	—	—	—	—	0.1	10	—
CDO	0.4	40	(10)	0.5	80	(10)	1.7	210	(20)
CLO	0.7	30	(30)	2.4	120	(50)	3.7	90	(40)
Other	0.3	20	(20)	0.4	50	(10)	0.9	90	(40)

Of which AFS debt securities
Corporate	0.1	10	(10)	0.1	10	—	0.2	10	(10)
Financial institutions	1.1	60	(20)	2.9	170	(40)	5.5	310	(50)
	1.2	70	(30)	3.0	180	(40)	5.7	320	(60)
Of which AFS ABS
RMBS	0.1	—	—	0.2	10	—	0.2	10	(10)
CDO	0.3	40	—	0.5	70	(10)	1.4	170	(10)
CLO	0.6	—	(10)	1.9	50	(10)	3.3	40	(20)
Other	0.1	10	(10)	0.2	20	(10)	0.7	70	(30)

Equity shares	0.4	80	(70)	0.4	30	(40)	0.4	70	(70)
Total AFS assets	1.6	150	(100)	3.4	210	(80)	6.1	390	(130)

Liabilities
Deposits by bank	0.1	10	—	0.1	—	(20)	—	—	—
Customer accounts	0.2	—	(10)	0.1	30	(30)	—	20	(20)
Debt securities in issue	1.3	50	(70)	1.4	60	(70)	2.2	80	(60)
Short positions	—	—	—	—	—	—	0.3	10	(100)
Derivatives
Foreign exchange	0.7	50	(20)	1.2	70	(30)	0.4	30	(20)
Interest rate	0.6	30	(30)	0.4	20	(20)	1.1	80	(90)
Credit - other	0.9	40	(60)	0.8	40	(90)	1.8	380	(170)
Equities and commodities	0.8	10	(10)	0.9	10	(10)	0.5	10	(10)
	3.0	130	(120)	3.3	140	(150)	3.8	500	(290)
	4.6	190	(200)	4.9	230	(270)	6.3	610	(470)

For the notes to this table refer to the following page.

Notes on the consolidated accounts

11 Financial instruments - valuation continued
Notes:
(1)	Residential mortgage-backed securities.
(2)	Commercial mortgage-backed securities.
(3)	Collateralised debt obligations.
(4)	Collateralised loan obligations.
(5)
Sensitivity represents the favourable and unfavourable effect on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs in the Group’s valuation techniques or models. Level 3 sensitivities are calculated at a sub-portfolio level and hence these aggregated figures do not reflect the correlation between some of the sensitivities. In particular, for some portfolios, the sensitivities may be negatively correlated where a downward movement in one asset would produce an upward movement in another, but due to the additive presentation above, this correlation cannot be shown.

(6)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred.
(7)
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

Key points
•	Level 3 instruments are primarily in Markets, comprising instruments held in the normal course of business, and Non-Core, relating to legacy securities and derivatives positions.

•
Level 3 assets of £6.8 billion represented 1.3% of the total (31 December 2012 - £10.4 billion, 1.4%), a decrease of £3.6 billion. This reflected sales, maturities and amortisation of instruments, particularly securities in Non-Core.

•	Level 3 liabilities decreased by £0.3 billion to £4.6 billion primarily related to settlements of instruments.

•
The favourable and unfavourable effects of reasonably possible alternative assumptions on level 3 instruments carried at fair value were £0.7 billion (31 December 2012 - £1.0 billion) and £0.5 billion (31 December 2012 - £0.7 billion) respectively.

•
Improvements in IPV methodology (see page 404) resulted in £0.4 billion assets and £0.5 billion liabilities, principally derivatives transfers from level 3 to level 2. Transfers from level 2 to level 3 comprised: derivatives (assets £0.9 billion and liabilities £0.5 billion), debt securities in issue of £0.3 billion and debt securities of £0.2 billion relating to securities, primarily ABS, in Non-Core. Market illiquidity towards the end of June was a major cause for the transfers. There were no significant transfers between level 1 and level 2.

Notes on the consolidated accounts

11 Financial instruments - valuation continued
Valuation techniques
The table below shows a breakdown of valuation techniques and the ranges for those unobservable inputs used in valuation models and techniques that have a material impact on the valuation of Level 3 financial instruments. The table excludes unobservable inputs where the impact on valuation is less significant. Movements in the underlying input may have a favourable or unfavourable impact on the valuation depending on the particular terms of the contract and the exposure. For example an increase in the credit spread of a bond would be favourable for the issuer and unfavourable for the note holder. Whilst we indicate where we consider that there are significant relationships between the inputs, these inter-relationships will be affected by macro economic factors including interest rates, foreign exchange rates or equity index levels.

	Level 3 (£bn)				Range
Financial instruments	Assets	Liabilities	Valuation technique	Unobservable inputs	Low	High
Loans	0.5	0.2	Price based	Price (2)	80%	100%

			Discounted cash flow model (DCF)	Credit spreads (3)	0bps	831bps
				Recovery rates (4)	10%	67%
				Yield (2)	8%	24%
				Probability of default (5)	5%	20%

Deposits		0.1	Option pricing	Volatility (6)	27%	30%

Debt securities
RMBS	0.3		Price based	Price (2)	0%	96%

			DCF	Probability of default (5)	2%	7%
				Conditional prepayment rates (CPR) (7)	0%	7%
				Yield (2)	6%	19%

CDO and CLO	1.1		Price based	Price (2)	0%	100%

			DCF	Yield (2)	10%	29%
				Probability of default (5)	2%	11%
Other ABS	0.3		Price based	Price (2)	0%	100%

Other debt securities	0.4		DCF	Credit spreads (3)	99bps	140bps
			Price based	Price (2)	68%	100%

Equity securities	0.7		Price based	Price (2)	69%	158%

			EBITDA multiple	EBITDA multiple (8)	1x	40x

			DCF	Yield	47%	64%
				Recovery rates (4)	0%	40%

Derivatives
Foreign exchange	1.3	0.7	DCF	Correlation (9)	(55%)	100%

			Option pricing model	Volatility (6)	6%	26%

Interest rate	1.4	0.6	Option pricing model	Correlation (9)	(55%)	100%

			DCF	CPR (7)	2%	20%

Equities and commodities		0.8	Option pricing model	Volatility (6)	16%	40%

Credit	0.8	0.9	Price based	Price (2)	0%	100%

			DCF based on defaults and recoveries	Recovery rates (4)	0%	100%
				Upfront points (10)	2%	100%
				Credit spreads (3)	35bps	725bps

For the notes to this table refer to the following page.

Notes on the consolidated accounts

11 Financial instruments - valuation continued
Notes:
(1)	Level 3 structured issued debt securities of £1.3 billion are not included in the table above as valuation is consistent with the valuation of the embedded derivative component.
(2)
Price and yield: There may be a range of price based information used for evaluating the value of an instrument. This may be a direct comparison of one instrument or portfolio with another or movements in a more liquid instrument may be used to indicate the movement in the value of less liquid instrument. The comparison may also be indirect in that adjustments are made to the price to reflect differences between the pricing source and the instrument being valued, for example different maturity, credit quality, seniority or expected payouts. Similarly to price, an instrument’s yield may be compared to other instruments either directly or indirectly. Prices move inversely to yields.

(3)
Credit spreads and discount margins: Credit spreads and margins express the return required over a benchmark rate or index to compensate for the credit risk associated with a cash instrument. A higher credit spread would indicate that the underlying instrument has more credit risk associated with it. Consequently, investors require a higher yield to compensate for the higher risk. The discount rate comprises credit spread or margin plus the benchmark rate; it is used to value future cash flows.

(4)
Recovery rate: Reflects market expectations about the return of principal for a debt instrument or other obligations after a credit event or on liquidation. Recovery rates tend to move conversely to credit spreads.

(5)
Probability of default: This is a measure of the expected rate of losses in an underlying portfolio of mortgages or other receivables. The higher the probability of default the lower the value of the underlying portfolio. The cumulative losses tend to move conversely to prepayment rates and in line with constant default rates. The higher the rate, the higher the expected number of defaults and therefore the expected losses. An increase in the default rate is likely to reduce the value of an asset.

(6)	Volatility: A measure of the tendency of a price to change with time.
(7)
Conditional prepayment rate: The measure of the rate at which underlying mortgages or loans are prepaid. An increase in prepayment rates in a portfolio may increase or decrease its value depending upon the credit quality and payment terms of the underlying loans. For example an increase in prepayment rate of a portfolio of high credit quality underlying assets may reduce the value and size of the portfolio whereas for lower credit quality underlyings it may increase the value.

(8)
EBITDA (earnings before interest, tax, depreciation and amortisation) multiple: This is a commonly used valuation technique for equity holdings. The EBITDA of a company is used as a proxy for the future cash flows and when multiplied by an appropriate factor gives an estimate for the value of the company.

(9)
Correlation: Measures the degree by which two prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Correlations typically include relationships between: default probabilities of assets in a basket (a group of separate assets), exchange rates, interest rates and other financial variables.

(10)
Upfront points: These are similar to credit spreads in that a higher figure is a measure of increased credit risk. A credit derivative price can be quoted on either credit spread or upfront points basis and the two can be considered a near equivalent from a risk perspective. As with credit spreads higher upfront points indicate that the underlying entity has a higher credit risk associated with it.

(11)	The Group does not have any material liabilities measured at fair value that are issued with an inseparable third party credit enhancement.

The level 3 sensitivities above are calculated at a trade or low level portfolio basis. They are not calculated on an overall portfolio basis and therefore do not reflect the likely overall potential uncertainty on the whole portfolio. The figures are aggregated and do not reflect the correlated nature of some of the sensitivities. In particular, for some of the portfolios the sensitivities may be negatively correlated where a downwards movement in one asset would produce an upwards movement in another, but due to the additive presentation of the above figures this correlation cannot be displayed. The actual potential downside sensitivity of the total portfolio may be less than the non-correlated sum of the additive figures as shown in the above table.

Judgmental issues
The diverse range of products traded by the Group results in a wide range of instruments that are classified into level 3 of the hierarchy. Whilst the majority of these instruments naturally fall into a particular level, for some products an element of judgment is required. The majority of the Group’s financial instruments carried at fair value are classified as level 2: inputs are observable either directly (i.e. as a price) or indirectly (i.e. derived from prices).

Active and inactive markets
A key input in the decision making process for the allocation of assets to a particular level is liquidity. In general, the degree of valuation uncertainty depends on the degree of liquidity of an input. For example, a derivative can be placed into level 2 or level 3 dependent upon the liquidity of level 3 inputs.

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

Notes on the consolidated accounts

11 Financial instruments - valuation continued
The breadth and depth of this data allows a rules based quality assessment to be made of market activity, liquidity and pricing uncertainty, which assists with the process of allocation to an appropriate level. Where suitable independent pricing information is not readily available, the quality assessment will result in the instrument to be  considered as level 3.

As part of the Group’s IPV process, data are gathered at a trade level from market trading activity, trading systems, pricing services, consensus pricing providers, brokers and research material amongst other sources.

Modelled products
For modelled products the market convention is to quote these trades through the model inputs or parameters as opposed to a cash price equivalent. A mark-to-market is derived from the use of the independent market inputs calculated using the Group’s model.

The decision to classify a modelled asset as level 2 or 3 will be dependent upon the product/model combination, the currency, the maturity, the observability and quality of input parameters and other factors. All these need to be assessed to classify the asset.

An assessment is made of each input into a model. There may be multiple inputs into a model and each is assessed in turn for observability and quality. As part of the process of classifying the quality of IPV results the IPV quality classifications have been designed to follow the accounting level classifications, although with a further level of granualrity. For example there are a number of different IPV quality levels that equate to a level 2 classification and so on.

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

Non-modelled products
Non-modelled products are generally quoted on a price basis and can therefore be considered for each of the 3 levels. This is determined by the market activity, liquidity and valuation uncertainty of the instruments which is in turn measured from the availability of independent data used by the IPV process to allocate positions to IPV quality levels.

The availability and quality of independent pricing information is considered during the classification process. An assessment is made regarding the quality of the independent information. For example where consensus prices are used for non-modelled products, a key assessment of the quality of a price is the depth of the number of prices used to provide the consensus price. If the depth of contributors falls below a set hurdle rate, the instrument is considered to be level 3. This hurdle rate is that used in the IPV process to determine the IPV quality rating.  However, where an instrument is generally considered to be illiquid, but regular quotes from market participants exist, these instruments may be classified as level 2 depending on frequency of quotes, other available pricing and whether the quotes are used as part of the IPV process or not.

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

Notes on the consolidated accounts

11 Financial instruments - valuation continued
Alternative assumptions are determined with reference to all available evidence including consideration of the following: quality of independent pricing information taking into account consistency between different sources, variation over time, perceived tradability or otherwise of available quotes; consensus service dispersion ranges; volume of trading activity and market bias (e.g. one-way inventory); day 1 profit or loss arising on new trades; number and nature of market participants; market conditions; modelling consistency in the market; size and nature of risk; length of holding of position; and market intelligence.

Loans and advances to customers
Loans in level 3 primarily comprise loans to emerging market counterparties and, legacy commercial and residential mortgages.

Loans to emerging market counterparties
The trades in each loan structure are valued using curves using a proxy methodology. Each curve consists of the independent proxy value and various basis adjustments, such as those relating to loan-CDS basis, credit basis, tenor and liquidity. For the low and high valuation scenarios for the structures, these different bases are flexed within the range that each one is deemed to span. The resultant maximum and minimum scenario curves are used to value the assets and liabilities in the structure separately. The low valuation scenario is the one that minimises the assets and maximises the liabilities. The high valuation scenario is the converse.

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

Notes on the consolidated accounts

11 Financial instruments - valuation continued
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

A collateral net asset value methodology using dealer buy side price is used to determine an upper bound for super senior CDO valuations. An ABS index implied collateral valuation is also used to provide a market calibrated valuation data point. Both the ABS index implied valuation and the collateral net asset value methodology apply an assumed immediate liquidation approach.

Collateralised loan obligations (CLO)
To determine the fair value of CLOs purchased from third parties, the Group uses third party broker or lead manager quotes as the primary pricing source. These quotes are benchmarked to consensus pricing sources where they are available.

For CLOs originated and still held by the Group, the fair value is determined using a correlation model based on a Monte Carlo simulation. The main model inputs are credit spreads and recovery rates of the underlying assets and their correlation. A credit curve is assigned to each underlying asset based on prices from third party dealer quotes and cash flow profiles, sourced from an industry standard model. Losses are calculated taking into account the attachment and detachment point of the exposure. Where the correlation inputs to this model are not observable, CLOs are classified as level 3.

Other asset-backed and corporate debt securities
Where observable market prices for a particular debt security are not available, the fair value will typically be determined with reference to observable market transactions in other related products, such as similar debt securities or credit derivatives. Assumptions are made about the relationship between the individual debt security and available benchmark data. Where significant management judgment has been applied in identifying the most relevant related product, or in determining the relationship between the related product and the instrument itself, the instrument is classified as level 3.

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

The bespoke portfolio tranches are synthetic tranches referenced to a bespoke portfolio of corporate names on which the Group purchases credit protection. Bespoke portfolio tranches are valued using Gaussian Copula, a standard method which uses observable market inputs (credit spreads, index tranche prices and recovery rates) to generate an output price for the tranche by way of a mapping methodology. In essence this method takes the expected loss of the tranche expressed as a fraction of the expected loss of the whole underlying portfolio and calculates which detachment point on the liquid index, and hence which correlation level, coincides with this expected loss fraction. Where the inputs to this valuation technique are observable in the market, bespoke tranches are considered to be level 2 assets. Where inputs are not observable, bespoke tranches are considered to be level 3 assets. However, all transactions executed with a CDPC counterparty are considered level 3 as the credit valuation adjustment applied to these exposures is a significant component of these valuations.

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

Notes on the consolidated accounts

11 Financial instruments - valuation continued
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

Equity derivatives
Equity derivative products are analysed into equity exotic derivatives and equity hybrids. Exotic equity derivatives have payouts based on the performance of one or more stocks, equity funds or indices. Most payouts are based on the performance of a single asset and are valued using observable market option data. Unobservable equity derivative trades are typically complex basket options on stocks. Such basket option payouts depend on the performance of more than one equity asset and require correlations for their valuation. Valuation is then performed using industry standard valuation models, with unobservable correlation inputs calculated by reference to correlations observed between similar underlyings.

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

Funding related adjustments
The discount rates applied to derivative cash-flows in determining fair value reflect any underlying collateral agreements. Collateralised derivative exposures are generally discounted at the relevant OIS rates whilst funding valuation adjustments are applied to uncollateralised derivative exposures. Whilst these adjustments reference certain inputs which are not based on observable market data, these inputs are not considered to have a significant effect on the valuation of the individual trades. The classification of derivatives is not determined by the observability of these adjustments, and any related sensitivity does not form part of the level 3 sensitivities presented.

Own credit - issued debt
For structured notes issued the own credit adjustment is based on debt issuance spreads above average inter-bank rates at the reporting date (at a range of tenors). Whilst certain debt issuance spreads are not based on observable market data, these inputs are not considered to have a significant effect on the valuation of individual trades. Neither the classification of structured notes issued nor any related valuation sensitivities are determined by the observability of the debt issuance spreads.

Notes on the consolidated accounts

11 Financial instruments - valuation continued
Level 3 movement table												Amounts recorded in the
		Amount recorded in the		Level 3 transfers						Foreign		Income statement on
	At	Income								exchange	At	balances at year end
	1 January	statement (1)	SOCI (2)	In	Out	Purchases	Issuances	Settlements	Sales	and other	31 December	Unrealised	Realised
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
FVTPL (3)
Loans and advances
- banks	382	(48)	—	—	—	—	—	(19)	—	(5)	310	(93)	45
- customers	562	(32)	—	87	(6)	68	—	(66)	(446)	5	172	(90)	12
Debt securities	1,938	77	—	198	(64)	521	—	(121)	(1,613)	(30)	906	(42)	87
Equity shares	396	(7)	—	25	(64)	52	—	(20)	(100)	4	286	1	3
Derivatives	3,789	(560)	—	897	(253)	413	4	(624)	(169)	(4)	3,493	(614)	9
FVTPL assets	7,067	(570)	—	1,207	(387)	1,054	4	(850)	(2,328)	(30)	5,167	(838)	156

AFS
Debt securities	2,948	66	150	129	(13)	90	—	(721)	(1,434)	(21)	1,194	15	41
Equity shares	390	4	9	54	(1)	32	—	(4)	(59)	(25)	400	(11)	—
AFS assets	3,338	70	159	183	(14)	122	—	(725)	(1,493)	(46)	1,594	4	41
	10,405	(500)	159	1,390	(401)	1,176	4	(1,575)	(3,821)	(76)	6,761	(834)	197

Of which ABS
- FVTPL (3)	1,350	85	—	197	(60)	489	—	(121)	(1,348)	(1)	591	(17)	76
- AFS	2,815	84	152	129	(13)	68	—	(719)	(1,420)	12	1,108	13	41

Liabilities
Deposits	168	(32)	—	140	(31)	—	11	(2)	—	(1)	253	(26)	—
Debt securities in issue	1,363	26	—	277	(192)	—	425	(537)	—	(8)	1,354	(29)	50
Short positions	2	—	—	22	—	5	—	—	(10)	(2)	17	(2)	1
Derivatives	3,317	38	—	483	(259)	338	—	(701)	(202)	(7)	3,007	(93)	16
	4,850	32	—	922	(482)	343	436	(1,240)	(212)	(18)	4,631	(150)	67

Net (losses)/gains		(532)	159									(684)	130

For the notes to this table refer to page 422.

Notes on the consolidated accounts

11 Financial instruments - valuation continued
												Amounts recorded in the
		Amount recorded in the		Level 3 transfers						Foreign		Income statement on
	At	Income								exchange	At	balances at year end
	1 January	statement (1)	SOCI (2)	In	Out	Purchases	Issuances	Settlements	Sales	and other	31 December	Unrealised	Realised
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
FVTPL (3)
Loans and advances
- banks	444	5	—	28	(1)	—	—	(64)	(30)	—	382	5	—
- customers	316	3	—	20	(15)	589	—	(323)	(15)	(13)	562	(12)	3
Debt securities	2,243	136	—	619	(81)	1,118	—	(188)	(1,886)	(23)	1,938	(54)	72
Equity shares	573	(26)	—	32	(61)	158	—	(73)	(198)	(9)	396	(21)	4
Derivatives	6,732	(2,078)	—	425	(495)	441	—	(990)	(183)	(63)	3,789	(1,761)	34
FVTPL assets	10,308	(1,960)	—	1,124	(653)	2,306	—	(1,638)	(2,312)	(108)	7,067	(1,843)	113

AFS
Debt securities	5,697	100	13	391	(472)	37	—	(1,004)	(1,808)	(6)	2,948	(106)	39
Equity shares	395	74	64	74	—	15	—	(1)	(218)	(13)	390	55	12
AFS assets	6,092	174	77	465	(472)	52	—	(1,005)	(2,026)	(19)	3,338	(51)	51
	16,400	(1,786)	77	1,589	(1,125)	2,358	—	(2,643)	(4,338)	(127)	10,405	(1,894)	164

Of which ABS
- FVTPL (3)	1,304	162	—	576	(32)	1,050	—	(188)	(1,515)	(7)	1,350	(23)	29
- AFS	5,622	(12)	86	317	(457)	36	—	(995)	(1,778)	(4)	2,815	(131)	34

Liabilities
Deposits	22	87	—	50	—	7	—	—	—	2	168	78	(2)
Debt securities in issue	2,199	158	—	9	(1)	—	530	(1,521)	—	(11)	1,363	169	—
Short positions	291	(269)	—	—	—	3	—	—	(23)	—	2	—	—
Derivatives	3,811	(375)	—	877	(513)	161	12	(636)	24	(44)	3,317	(593)	—
	6,323	(399)	—	936	(514)	171	542	(2,157)	1	(53)	4,850	(346)	(2)

Net (losses)/gains		(1,387)	77									(1,548)	166

For the notes to this table refer to the following page.

Notes on the consolidated accounts

11 Financial instruments - valuation continued
		Amount recorded in the		Level 3 transfers						Foreign		Amounts recorded in the
	At	Income								exchange	At	Income statement on
	1 January	statement (1)	SOCI (2)	In	Out	Purchases	Issuances	Settlements	Sales	and other	31 December	balances at year end
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
FVTPL (3)
Loans and advances
- banks	383	3	—	60	—	51	—	(36)	(18)	1	444	2
- customers	460	(18)	—	85	—	650	—	(820)	(46)	5	316	(13)
Debt securities	3,784	(177)	—	164	(380)	1,014	—	(149)	(2,026)	13	2,243	(61)
Equity shares	716	(46)	—	143	(33)	56	—	(96)	(162)	(5)	573	(43)
Derivatives	5,737	(511)	—	3,042	(1,441)	681	3	(688)	(146)	55	6,732	(522)
FVTPL assets	11,080	(749)	—	3,494	(1,854)	2,452	3	(1,789)	(2,398)	69	10,308	(637)

AFS
Debt securities	4,379	2	3	2,097	(21)	98	—	(817)	(47)	3	5,697	2
Equity shares	279	2	59	82	—	7	—	(1)	(29)	(4)	395	(4)
AFS assets	4,658	4	62	2,179	(21)	105	—	(818)	(76)	(1)	6,092	(2)
	15,738	(745)	62	5,673	(1,875)	2,557	3	(2,607)	(2,474)	68	16,400	(639)

Liabilities
Deposits	84	(35)	—	—	(24)	—	—	(4)	—	1	22	(25)
Debt securities in issue	2,203	(201)	—	948	(520)	—	688	(886)	—	(33)	2,199	(50)
Short positions	776	(71)	—	58	(3)	14	20	(2)	(504)	3	291	(207)
Derivatives	1,740	279	—	1,822	(240)	534	4	(197)	(169)	38	3,811	325
Other financial liabilities	1	—	—	—	(1)	—	—	—	—	—	—	—
	4,804	(28)	—	2,828	(788)	548	712	(1,089)	(673)	9	6,323	43

Net (losses)/gains		(717)	62									(682)

Notes:
(1)
Net losses on HFT instruments of £543 million (2012 - £1,528 million; 2011 - £860 million) and net gains on other instruments of £11 million (2012 - £141 million; 2011 - £143 million) were recorded in other operating income, interest income and impairment losses as appropriate.

(2)	Consolidated statement of comprehensive income.
(3)	Fair value through profit or loss comprises held-for-trading predominantly and designated at fair value through profit of loss.

Notes on the consolidated accounts

11 Financial instruments - valuation continued
Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	Fair value approximates	Carrying		Fair value of hierarchy level
	carrying value	value	Fair value	Level 2	Level 3
2013	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	82.7
Loans and advances to banks
- items in the course of collection from other banks	1.5
- other		16.8	16.8	6.0	10.8
Loans and advances to customers
UK Retail		111.0	110.3
UK Corporate		99.7	96.4
Wealth		16.6	16.6
International Banking		35.5	35.1
Ulster Bank		26.1	20.5
US Retail & Commercial		49.3	49.5
Markets and other		11.7	11.0
Non-Core		21.7	20.6
Total loans and advances to customers		371.6	360.0	13.5	346.5

Of which:
Performing		354.6	343.9
Non-performing		17.0	16.1

Debt securities		3.8	3.2	1.9	1.3
Settlement balances	5.6

Financial liabilities
Deposits by banks
- items in the course of transmission to other banks	0.8
- other		20.3	20.3	6.9	13.4
Customer accounts
- demand deposits	268.7
- other		133.8	134.0	89.4	44.6
Debt securities in issue		43.4	44.7	40.5	4.2
Settlement balances	5.3
Notes in circulation	1.8
Subordinated liabilities		23.1	22.5	22.3	0.2

Notes on the consolidated accounts

11 Financial instruments - valuation continued

	2012	2012	2011	2011
	Carrying value	Fair value	Carrying value	Fair value
	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	79.3	79.3	79.3	79.3
Loans and advances to banks	17.3	17.3	28.3	28.2
Loans and advances to customers	405.1	385.4	436.2	406.3
Debt securities	4.5	4.0	6.1	5.5
Settlement balances	5.7	5.7	7.8	7.8

Financial liabilities
Deposits by banks	34.5	34.5	51.3	50.7
Customer accounts	420.7	421.0	417.5	417.6
Debt securities in issue	60.1	59.8	115.4	112.7
Settlement balances	5.9	5.9	7.5	7.5
Notes in circulation	1.7	1.7	1.7	1.7
Subordinated liabilities	25.6	24.3	25.4	19.2

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Furthermore there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

The fair values of intangible assets, such as core deposits, credit card and other customer relationships are not included in the calculation of these fair values as they are not financial instruments.

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:

For certain short-term financial instruments: cash and balances at central banks, items in the course of collection from other banks, settlement balances, items in the course of transmission to other banks, customer demand deposits and notes in circulation, fair value approximates to carrying value.

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

For certain portfolios where there are very few or no recent transactions, such as Ulster Bank’s portfolio of lifetime tracker mortgages, a bespoke approach is used based on available market data.

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

Notes on the consolidated accounts

12 Financial instruments - maturity analysis
Remaining maturity
The following table shows the residual maturity of financial instruments, based on contractual date of maturity.

	2013			2012			2011
	Less than	More than		Less than	More than		Less than	More than
	12 months	12 months	Total	12 months	12 months	Total	12 months	12 months	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	82,659	—	82,659	79,290	—	79,290	79,269	—	79,269
Loans and advances to banks	53,206	865	54,071	63,143	808	63,951	80,905	2,405	83,310
Loans and advances to customers	169,314	271,408	440,722	197,855	302,280	500,135	197,338	318,268	515,606
Debt securities	19,542	94,057	113,599	26,363	131,075	157,438	45,311	163,769	209,080
Equity shares	—	8,811	8,811	—	15,232	15,232	—	15,183	15,183
Settlement balances	5,591	—	5,591	5,741	—	5,741	7,767	4	7,771
Derivatives	45,067	242,972	288,039	51,021	390,882	441,903	60,250	469,368	529,618

Liabilities
Deposits by banks	61,108	2,871	63,979	90,704	10,701	101,405	100,499	8,305	108,804
Customer accounts	455,620	15,260	470,880	494,405	26,874	521,279	487,428	15,527	502,955
Debt securities in issue	16,547	51,272	67,819	20,296	74,296	94,592	68,889	93,732	162,621
Settlement balances and short
positions	10,490	22,845	33,335	8,573	24,896	33,469	15,248	33,268	48,516
Derivatives	45,385	240,141	285,526	51,503	382,830	434,333	61,734	462,249	523,983
Subordinated liabilities	1,350	22,662	24,012	2,351	24,422	26,773	624	25,695	26,319

Assets and liabilities by contractual cash flow maturity
The tables below show the contractual undiscounted cash flows receivable and payable, up to a period of 20 years, including future receipts and payments of interest of financial assets and liabilities by contractual maturity. The balances in the following tables do not agree directly with the consolidated balance sheet, as the tables include all cash flows relating to principal and future coupon payments, presented on an undiscounted basis. The tables have been prepared on the following basis:

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

Held-for-trading assets of £452.1 billion and liabilities of £423.3 billion (2012 - £666.5 billion assets and £628.2 billion liabilities; 2011 - £763.3 billion assets and £708.0 billion liabilities) have been excluded from the following tables in view of their short-term nature.

Notes on the consolidated accounts

12 Financial instruments - maturity analysis continued
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2013	£m	£m	£m	£m	£m	£m
Assets by contractual maturity
Cash and balances at central banks	82,659	—	—	—	—	—
Loans and advances to banks	16,096	1,876	279	4	74	5
Debt securities	3,078	5,044	10,667	11,310	14,189	7,238
Settlement balances	5,591	—	—	—	—	—
Total maturing assets	107,424	6,920	10,946	11,314	14,263	7,243
Loans and advances to customers	70,511	48,027	84,836	65,542	74,296	69,242
Derivatives held for hedging	545	1,282	2,148	427	115	93
	178,480	56,229	97,930	77,283	88,674	76,578

Liabilities by contractual maturity
Deposits by banks	16,867	1,550	1,306	158	944	426
Debt securities in issue	11,457	7,601	16,375	7,356	9,879	4,840
Subordinated liabilities	324	1,982	6,473	6,140	11,376	3,345
Settlement balances and other liabilities	7,074	4	9	4	—	1
Total maturing liabilities	35,722	11,137	24,163	13,658	22,199	8,612
Customer accounts	388,322	9,524	5,889	2,356	698	35
Derivatives held for hedging	130	271	933	1,190	1,732	330
	424,174	20,932	30,985	17,204	24,629	8,977

Maturity gap	71,702	(4,217)	(13,217)	(2,344)	(7,936)	(1,369)
Cumulative maturity gap	71,702	67,485	54,268	51,924	43,988	42,619

Guarantees and commitments notional amount
Guarantees (1)	20,179	—	—	—	—	—
Commitments (2)	213,046	—	—	—	—	—
	233,225	—	—	—	—	—

For the notes relating to this table refer to page 428.

Notes on the consolidated accounts

12 Financial instruments - maturity analysis continued
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2012	£m	£m	£m	£m	£m	£m
Assets by contractual maturity
Cash and balances at central banks	79,290	—	—	—	—	—
Loans and advances to banks	15,592	1,393	272	27	20	62
Debt securities	6,320	4,505	13,330	19,369	25,772	10,644
Settlement balances	5,741	—	—	—	—	—
Total maturing assets	106,943	5,898	13,602	19,396	25,792	10,706
Loans and advances to customers	73,590	57,403	93,445	65,569	76,682	87,450
Derivatives held for hedging	571	1,878	3,909	1,879	429	67
	181,104	65,179	110,956	86,844	102,903	98,223

Liabilities by contractual maturity
Deposits by banks	23,363	973	8,336	388	1,091	594
Debt securities in issue	15,072	14,555	23,733	13,118	20,154	4,975
Subordinated liabilities	318	2,979	7,045	3,182	11,134	3,603
Settlement balances and other liabilities	7,560	4	9	1	—	1
Total maturing liabilities	46,313	18,511	39,123	16,689	32,379	9,173
Customer accounts	386,504	24,123	11,791	2,186	1,246	63
Derivatives held for hedging	310	752	1,790	1,262	1,244	684
	433,127	43,386	52,704	20,137	34,869	9,920

Maturity gap	60,630	(12,613)	(25,521)	2,707	(6,587)	1,533
Cumulative maturity gap	60,630	48,017	22,496	25,203	18,616	20,149

Guarantees and commitments notional amount
Guarantees (1)	19,025	—	—	—	—	—
Commitments (2)	215,808	—	—	—	—	—
	234,833	—	—	—	—	—

For the notes relating to this table refer to the following page.

Notes on the consolidated accounts

12 Financial instruments - maturity analysis continued
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2011	£m	£m	£m	£m	£m	£m
Assets by contractual maturity
Cash and balances at central banks	79,269	—	—	—	—	—
Loans and advances to banks	26,326	1,294	544	121	114	—
Debt securities	7,237	9,569	23,137	21,003	39,148	15,869
Settlement balances	7,759	8	—	1	—	—
Other financial assets	397	158	—	16	738	—
Total maturing assets	120,988	11,029	23,681	21,141	40,000	15,869
Loans and advances to customers	97,318	90,894	108,331	55,785	62,085	56,259
Derivatives held for hedging	519	1,556	3,438	1,695	596	138
	218,825	103,479	135,450	78,621	102,681	72,266

Liabilities by contractual maturity
Deposits by banks	39,139	5,104	5,513	461	1,121	364
Debt securities in issue	66,253	15,756	25,099	17,627	18,833	4,190
Subordinated liabilities	133	1,116	4,392	7,872	8,654	3,488
Settlement balances and other liabilities	9,015	37	36	62	16	15
Total maturing liabilities	114,540	22,013	35,040	26,022	28,624	8,057
Customer accounts	379,692	23,068	12,643	5,389	1,483	779
Derivatives held for hedging	525	788	1,981	1,186	1,101	821
	494,757	45,869	49,664	32,597	31,208	9,657

Maturity gap	6,448	(10,984)	(11,359)	(4,881)	11,376	7,812
Cumulative maturity gap	6,448	(4,536)	(15,895)	(20,776)	(9,400)	(1,588)

Guarantees and commitments notional amount
Guarantees (1)	24,886	—	—	—	—	—
Commitments (2)	239,963	—	—	—	—	—
	264,849	—	—	—	—	—

Notes:
(1)	The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group expects most guarantees it provides to expire unused.
(2)
The Group has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. The Group does not expect all facilities to be drawn, and some may lapse before drawdown.

13 Financial assets - impairments
The following table shows the movement in the provision for impairment losses on loans and advances.

	Individually	Collectively
	assessed	assessed	Latent	2013	2012	2011
	£m	£m	£m	£m	£m	£m
At 1 January	12,749	6,541	1,960	21,250	19,883	18,182
Transfers (to)/from disposal groups	—	—	(9)	(9)	764	(773)
Currency translation and other adjustments	77	36	8	121	(310)	(283)
Disposals	(4)	(73)	—	(77)	(5)	8
Amounts written-off	(2,652)	(1,694)	—	(4,346)	(4,266)	(4,527)
Recoveries of amounts previously written-off	95	161	—	256	341	527
Charge to income statement
- continuing operations	6,904	1,464	44	8,412	5,315	7,241
- discontinued operations	—	—	—	—	4	(8)
Unwind of discount (recognised in interest income)	(260)	(131)	—	(391)	(476)	(484)
At 31 December (1)	16,909	6,304	2,003	25,216	21,250	19,883

Notes:
(1)	Includes £63 million relating to loans and advances to banks (2012 - £114 million; 2011 - £123 million).
(2)	The table above excludes impairments relating to securities.

Notes on the consolidated accounts

13 Financial assets – impairments continued
	2013	2012	2011
Impairment losses/(recoveries) charged to the income statement	£m	£m	£m
Loans and advances to customers	8,427	5,292	7,241
Loans and advances to banks	(15)	23	—
	8,412	5,315	7,241
Debt securities	20	(67)	1,431
Equity shares	—	31	35
	20	(36)	1,466
	8,432	5,279	8,707

The following tables analyse impaired financial assets.
	2013			2012			2011
			Carrying			Carrying			Carrying
	Cost	Provision	value	Cost	Provision	value	Cost	Provision	value
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and receivables
Loans and advances to banks (1)	70	63	7	134	114	20	137	123	14
Loans and advances to customers (2)	37,101	23,150	13,951	38,352	19,176	19,176	38,610	17,774	20,836
	37,171	23,213	13,958	38,486	19,290	19,196	38,747	17,897	20,850

Notes:
(1)	Impairment provisions individually assessed.
(2)	Impairment provisions individually assessed on balances of £26,939 million (2012 - £26,797 million; 2011 - £29,058 million).

	Carrying	Carrying	Carrying
	value	value	value
	2013	2012	2011
	£m	£m	£m
Available-for-sale securities
Debt securities	145	225	873
Equity shares	30	31	57

Loans and receivables
Debt securities	585	1,008	234
	760	1,264	1,164

The following table shows financial and non-financial assets, recognised on the Group's balance sheet, obtained during the year by taking possession of collateral or calling on other credit enhancements.

	2013	2012	2011
	£m	£m	£m
Residential property	18	67	60
Other property	13	46	73
Cash	44	49	56
Other assets	2	1	2
	77	163	191

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

The Group enters into fair value hedges, cash flow hedges and hedges of net investments in foreign operations. The majority of the Group's interest rate hedges relate to the management of the Group's non-trading interest rate risk. The Group manages this risk within approved limits. Residual risk positions are hedged with derivatives principally interest rate swaps. Suitable larger financial instruments are fair value hedged; the remaining exposure, where possible, is hedged by derivatives documented as cash flow hedges and qualifying for hedge accounting. The majority of the Group's fair value hedges involve interest rate swaps hedging the interest rate risk in recognised financial assets and financial liabilities. Cash flow hedges relate to exposures to the variability in future interest payments and receipts on forecast transactions and on recognised financial assets and financial liabilities. The Group hedges its net investments in foreign operations with currency borrowings and forward foreign exchange contracts.

For cash flow hedge relationships of interest rate risk, the hedged items are actual and forecast variable interest rate cash flows arising from financial assets and financial liabilities with interest rates linked to LIBOR, EURIBOR or the Bank of England Official Bank Rate. The financial assets are customer loans and the financial liabilities are customer deposits and LIBOR linked medium-term notes and other issued securities. At 31 December 2013, variable rate financial assets of £74 billion (2012 - £61 billion; 2011 - £49 billion) and variable rate financial liabilities of £10 billion (2012 - £9 billion; 2011 - £13 billion) were hedged in such cash flow hedge relationships.

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

For fair value hedge relationships of interest rate risk, the hedged items are typically government bonds, large corporate fixed-rate loans, fixed rate finance leases, fixed rate medium-term notes or preference shares classified as debt. At 31 December 2013, fixed rate financial assets of £23 billion (2012 - £25 billion; 2011 - £33 billion) and fixed rate financial liabilities of £34 billion (2012 - £39 billion; 2011 - £41 billion) were hedged by interest rate swaps in fair value hedge relationships.

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

The following table shows the notional amounts and fair values of the Group's derivatives.

	2013			2012			2011
	Notional			Notional			Notional
	amount	Assets	Liabilities	amount	Assets	Liabilities	amount	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	2,041	24,495	24,136	2,259	23,237	22,721	2,127	30,249	28,868
Currency swaps	956	18,576	22,846	1,071	22,238	30,223	1,071	25,212	33,541
Options purchased	792	18,852	—	683	17,580	—	640	19,031	—
Options written	766	—	18,767	684	—	17,536	641	—	18,571

Interest rate contracts
Interest rate swaps	27,483	179,891	172,618	25,474	300,907	286,620	29,976	346,682	333,968
Options purchased	1,568	37,437	—	1,934	61,798	—	2,398	74,600	—
Options written	1,513	—	35,410	1,884	—	58,289	2,592	—	71,998
Futures and forwards	5,025	712	669	4,191	749	653	3,756	874	743

Credit derivatives	253	5,306	5,388	553	11,005	10,353	1,054	26,836	26,743

Equity and commodity contracts	81	2,770	5,692	111	4,389	7,938	123	6,134	9,551
		288,039	285,526		441,903	434,333		529,618	523,983

Notes on the consolidated accounts

14 Derivatives continued
Included in the table above are derivatives held for hedging purposes as follows:

	2013		2012		2011
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Fair value hedging
Interest rate contracts	2,086	2,587	3,779	4,488	3,550	4,288

Cash flow hedging
Interest rate contracts	2,390	1,602	4,854	1,276	3,985	1,445

Net investment hedging
Exchange rate contracts	55	38	6	32	148	148

Hedge ineffectiveness recognised in other operating income comprised:
	2013	2012	2011
	£m	£m	£m
Fair value hedging
(Losses)/gains on the hedged items attributable to the hedged risk	(165)	178	557
Gains/(losses) on the hedging instruments	154	(132)	(541)
Fair value hedging ineffectiveness	(11)	46	16
Cash flow hedging ineffectiveness	(64)	26	20
	(75)	72	36

The following table shows when hedged cash flows are expected to occur and when they will affect income for designated cash flow hedges.

								Over
	0-1 years	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	10-20 years	20 years	Total
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m
Hedged forecast cash flows expected to occur
Forecast receivable cash flows	303	284	243	206	144	271	—	—	1,451
Forecast payable cash flows	(33)	(22)	(18)	(15)	(14)	(64)	(101)	(19)	(286)

Hedged forecast cash flows affect on profit or loss
Forecast receivable cash flows	302	281	239	201	138	261	—	—	1,422
Forecast payable cash flows	(32)	(22)	(18)	(16)	(13)	(64)	(101)	(19)	(285)

2012
Hedged forecast cash flows expected to occur
Forecast receivable cash flows	285	259	232	177	138	190	—	—	1,281
Forecast payable cash flows	(56)	(45)	(37)	(35)	(35)	(172)	(259)	(39)	(678)

Hedged forecast cash flows affect on profit or loss
Forecast receivable cash flows	277	257	225	171	132	180	—	—	1,242
Forecast payable cash flows	(55)	(44)	(36)	(35)	(35)	(173)	(257)	(37)	(672)

2011
Hedged forecast cash flows expected to occur
Forecast receivable cash flows	407	415	360	306	200	280	—	—	1,968
Forecast payable cash flows	(120)	(106)	(73)	(70)	(71)	(344)	(568)	(160)	(1,512)

Hedged forecast cash flows affect on profit or loss
Forecast receivable cash flows	422	402	355	291	188	265	—	—	1,923
Forecast payable cash flows	(122)	(102)	(72)	(70)	(70)	(346)	(568)	(159)	(1,509)

Notes on the consolidated accounts

15 Debt securities
					Other
	Central and local government				financial			Of which
	UK	US	Other	Banks	institutions	Corporate	Total	ABS (1)
2013	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	6,764	10,951	22,794	1,720	12,406	1,947	56,582	10,674
Designated as at fair value through profit or loss	—	—	104	—	17	1	122	15
Available-for-sale	6,436	12,880	10,303	5,974	17,330	184	53,107	24,174
Loans and receivables	10	1	—	175	3,466	136	3,788	3,423
	13,210	23,832	33,201	7,869	33,219	2,268	113,599	38,286

Available-for-sale
Gross unrealised gains	201	428	445	70	386	11	1,541	458
Gross unrealised losses	(69)	(86)	(32)	(205)	(493)	(2)	(887)	(753)

2012
Held-for-trading	7,692	17,349	27,165	2,243	21,876	2,015	78,340	18,619
Designated as at fair value through profit or loss	—	—	123	86	610	54	873	516
Available-for-sale	7,950	19,040	15,995	7,227	23,294	231	73,737	30,184
Loans and receivables	5	—	—	365	3,728	390	4,488	3,707
	15,647	36,389	43,283	9,921	49,508	2,690	157,438	53,026

Available-for-sale
Gross unrealised gains	944	1,092	1,185	56	650	19	3,946	748
Gross unrealised losses	—	(1)	(14)	(498)	(1,319)	—	(1,832)	(1,816)

2011
Held-for-trading	9,004	19,636	36,928	3,400	23,160	2,948	95,076	20,816
Designated as at fair value through profit or loss	1	—	127	53	457	9	647	558
Available-for-sale	13,436	20,848	25,552	13,175	31,752	2,535	107,298	40,735
Loans and receivables	10	—	1	312	5,259	477	6,059	5,200
	22,451	40,484	62,608	16,940	60,628	5,969	209,080	67,309

Available-for-sale
Gross unrealised gains	1,428	1,311	1,180	52	913	94	4,978	1,001
Gross unrealised losses	—	—	(171)	(838)	(2,386)	(13)	(3,408)	(3,158)

Note:
(1)	Includes asset-backed securities issued by US federal agencies and government sponsored entities, and covered bonds.

Gross gains of £1,111 million (2012 - £1,883 million; 2011 - £739 million) and gross losses of £353 million (2012 - £901 million; 2011- £60 million) were realised on the sale of available-for-sale securities in continuing operations.

Gross gains of £3 million (2012 - £78 million; 2011 - £87 million) and gross losses of nil (2012 - £12 million; 2011 - £34 million) were realised on the sale of available-for-sale securities in discontinued operations.

Notes on the consolidated accounts

15 Debt securities continued
The following table analyses the Group's available-for-sale debt securities and the related yield (based on weighted averages) by remaining maturity and issuer.

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
2013	£m	%	£m	%	£m	%	£m	%	£m	%
Central and local governments
- UK	251	4.4	1,792	2.3	3,167	3.0	1,226	3.4	6,436	2.9
- US	896	1.7	6,011	2.7	2,892	2.7	3,081	2.4	12,880	2.6
- other	2,347	1.3	4,417	2.7	1,745	2.5	1,794	3.7	10,303	2.5
Banks	2,071	1.1	3,284	1.2	438	3.7	181	1.9	5,974	1.4
Other financial institutions	1,013	1.7	3,416	2.4	3,950	2.8	8,951	1.8	17,330	2.1
Corporate	1	0.1	69	1.3	114	6.9	-	-	184	4.8
	6,579	1.5	18,989	2.3	12,306	2.9	15,233	2.3	53,107	2.3

Of which ABS (1)	920	2.1	5,781	2.1	5,346	3.0	12,127	2.0	24,174	2.3

2012
Central and local governments
- UK	-	-	1,559	2.0	4,105	3.3	2,286	3.5	7,950	3.1
- US	139	2.4	10,633	2.3	6,022	2.4	2,246	2.5	19,040	2.3
- other	3,346	0.6	5,849	3.0	5,273	3.0	1,527	3.4	15,995	2.6
Banks	1,764	1.6	3,294	2.8	1,685	1.2	484	1.6	7,227	2.1
Other financial institutions	741	3.0	5,289	2.5	4,378	3.0	12,886	1.4	23,294	2.0
Corporate	25	2.5	140	2.4	66	1.2	-	-	231	2.0
	6,015	1.2	26,764	2.5	21,529	2.7	19,429	2.0	73,737	2.3

Of which ABS (1)	1,385	1.8	6,413	2.9	6,773	2.4	15,613	1.4	30,184	2.0

Note:
(1)	Includes asset-backed securities issued by US federal agencies and government sponsored entities, and covered bonds.

Notes on the consolidated accounts

16 Equity shares
	2013			2012			2011
	Listed	Unlisted	Total	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	7,121	78	7,199	13,261	68	13,329	12,366	67	12,433
Designated as at fair value through profit or loss	172	228	400	251	282	533	373	401	774
Available-for-sale	196	1,016	1,212	221	1,149	1,370	609	1,367	1,976
	7,489	1,322	8,811	13,733	1,499	15,232	13,348	1,835	15,183

Available-for-sale
Gross unrealised gains	73	177	250	58	172	230	69	317	386
Gross unrealised losses	(9)	(10)	(19)	(54)	(13)	(67)	(19)	(114)	(133)
	64	167	231	4	159	163	50	203	253

Gross gains of £76 million (2012 - £166 million; 2011 - £152 million) and gross losses of £4 million (2012 and 2011 - £2 million) were realised on the sale of available-for-sale equity shares in continuing operations. Gross gains of nil (2012 - £23 million; 2011 - nil) were realised on the sale of available-for-sale equity shares in discontinued operations.

Dividend income from available-for-sale equity shares was £87 million (2012 - £59 million; 2011 - £54 million).

Unquoted equity investments whose fair value cannot be reliably measured are carried at cost and classified as available-for-sale financial assets. They include capital stock (redeemable at cost) in the Federal Home Loan Bank and the Federal Reserve Bank of £0.6 billion (2012 and 2011 - £0.7 billion) that the Group's banking subsidiaries in the US are required to hold; and a number of individually small shareholdings in unlisted companies. Disposals in the year generated gains of £3 million (2012 and 2011 - £2 million).

Notes on the consolidated accounts

17 Intangible assets
		Core	Other	Internally
		deposit	purchased	generated
	Goodwill	intangibles	intangibles	software	Total
2013	£m	£m	£m	£m	£m
Cost
At 1 January	25,288	178	830	5,010	31,306
Transfers to disposal groups	—	—	(43)	(24)	(67)
Currency translation and other adjustments	(5)	3	2	(14)	(14)
Additions	—	—	84	907	991
Disposals and write-off of fully amortised assets	(1)	(1)	(18)	(1,321)	(1,341)
At 31 December	25,282	180	855	4,558	30,875

Accumulated amortisation and impairment
At 1 January	14,022	83	596	3,060	17,761
Transfers to disposal groups	—	—	(9)	(1)	(10)
Currency translation and other adjustments	62	13	(37)	(10)	28
Disposals and write-off of fully amortised assets	—	(1)	(10)	(1,221)	(1,232)
Charge for the year
- continuing operations	—	31	122	404	557
Write-down of goodwill and other intangible assets
- continuing operations	1,059	49	80	215	1,403
At 31 December	15,143	175	742	2,447	18,507

Net book value at 31 December	10,139	5	113	2,111	12,368

2012
Cost
At 1 January	26,843	620	2,432	5,448	35,343
Transfers to disposal groups	(984)	—	(15)	(341)	(1,340)
Currency translation and other adjustments	(486)	(16)	(74)	(368)	(944)
Acquisition of subsidiaries	—	—	—	5	5
Additions	—	—	39	909	948
Disposals and write-off of fully amortised assets	(85)	(426)	(1,552)	(643)	(2,706)
At 31 December	25,288	178	830	5,010	31,306

Accumulated amortisation and impairment
At 1 January	14,419	495	1,951	3,620	20,485
Transfers to disposal groups	(444)	—	(10)	(136)	(590)
Currency translation and other adjustments	(289)	(13)	(55)	(356)	(713)
Disposals and write-off of fully amortised assets	(76)	(426)	(1,542)	(638)	(2,682)
Charge for the year
- continuing operations	—	20	157	528	705
- discontinued operations	—	—	1	37	38
Write-down of goodwill and other intangible assets
- continuing operations	18	7	94	5	124
- discontinued operations	394	—	—	—	394
At 31 December	14,022	83	596	3,060	17,761

Net book value at 31 December	11,266	95	234	1,950	13,545

Notes on the consolidated accounts

17 Intangible assets continued
		Core	Other	Internally
		deposit	purchased	generated
	Goodwill	intangibles	intangibles	software	Total
2011	£m	£m	£m	£m	£m
Cost
At 1 January	27,139	612	2,458	4,575	34,784
Transfers to disposal groups	(95)	—	—	—	(95)
Currency translation and other adjustments	(219)	8	(60)	59	(212)
Acquisition of subsidiaries	18	—	—	—	18
Additions	—	—	34	1,050	1,084
Disposals and write-off of fully amortised assets	—	—	—	(236)	(236)
At 31 December	26,843	620	2,432	5,448	35,343

Accumulated amortisation and impairment
At 1 January	14,611	462	1,822	3,441	20,336
Transfers to disposal groups	(80)	—	—	—	(80)
Currency translation and other adjustments	(203)	(5)	(55)	13	(250)
Disposals and write-off of fully amortised assets	—	—	—	(220)	(220)
Charge for the year
- continuing operations	—	38	184	363	585
- discontinued operations	—	—	—	23	23
Write-down of goodwill and other intangible assets
- continuing operations	80	—	—	—	80
- discontinued operations	11	—	—	—	11
At 31 December	14,419	495	1,951	3,620	20,485

Net book value at 31 December	12,424	125	481	1,828	14,858

The Group's goodwill acquired in business combinations is reviewed annually at 30 September for impairment by comparing the recoverable amount of each cash-generating unit (CGU) to which goodwill has been allocated with its carrying value.

Impairment testing involves the comparison of the carrying value of a CGU or group of CGUs with its recoverable amount. Recoverable amount is the higher of fair value and value in use. Value in use is the present value of expected future cash flows from the CGU or group of CGUs. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants.

Impairment testing inherently involves a number of judgmental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the business; estimation of the fair value of CGUs; and the valuation of the separable assets of each business whose goodwill is being reviewed. Sensitivity to the more significant variables in each assessment are presented in the tables on the following page.

The recoverable amounts for all CGUs at 30 September 2013 were based on the value in use test, using management's latest five-year forecasts. The long-term growth rates have been based on respective country nominal GDP growth rates. The risk discount rates are based on observable market long-term government bond yields and average industry betas adjusted for an appropriate risk premium.

Notes on the consolidated accounts

17 Intangible assets continued
In the light of downward revisions to its forecast financial performance, goodwill attributable to International Banking (IB) was tested for impairment as at 31 December 2013: recoverable amount was its value in use and the discount rate used in the calculation of value in use was 9.5% (30 September 2012 - 12.2%). The results showed IB goodwill in its entirety was impaired and an impairment loss of £1.1 billion has been recognised in profit or loss.

The Group will accelerate the divestment of RBS Citizens Financial Group, the Group’s US banking subsidiary. A partial initial public offering is now planned for 2014 and the Group intends to fully divest the business by the end of 2016. Notwithstanding this planned course of action, the recoverable amount of the US Retail & Commercial CGU remains its value in use.

Direct Line Group was reclassified as a disposal group in 2012 and its goodwill was assessed as part of its fair value at 31 December 2012.

The results of the annual impairment test for 2011 are presented using the Group's 2011 reportable segments which differ as a result of the changes to the Group’s structure implemented during 2012. The change in reportable segments in 2012 did not impact the impairment tests performed in 2011.

The analysis of goodwill by operating segment is shown in Note 38.

The carrying value of goodwill and amount by which it is exceeded by the recoverable amount is set out below by division along with the key assumptions applied in calculating the recoverable amount and sensitivities to changes in those assumptions.

							Consequential
					Consequential impact of 1%		impact of 5%
		Assumptions		Recoverable	adverse movement in		adverse movement
		Terminal	Pre-tax	amount exceeded	Discount	Terminal	in forecast
	Goodwill	growth rate	discount rate	carrying value	rate	growth rate	pre-tax earnings
September 2013	£bn	%	%	£bn	£bn	£bn	£bn
UK Retail	2.8	4.4	10.4	20.4	(4.2)	(3.3)	(1.7)
UK Corporate	2.8	4.4	10.5	7.3	(3.3)	(2.1)	(1.6)
Wealth	0.6	4.4	12.0	0.7	(0.4)	(0.3)	(0.2)
US Retail & Commercial	3.8	4.8	12.8	4.1	(1.5)	(0.8)	(0.8)

September 2012
UK Retail	2.8	4.7	13.5	13.8	(2.5)	(2.4)	(1.3)
UK Corporate	2.8	4.7	13.5	6.3	(2.3)	(1.8)	(1.4)
Wealth	0.6	4.7	14.8	1.9	(0.5)	(0.4)	(0.3)
International Banking	1.0	4.7	12.2	0.3	(1.1)	(1.2)	(0.6)
US Retail & Commercial	3.8	5.3	16.9	2.0	(1.2)	(0.8)	(0.7)

September 2011
UK Retail	2.7	3.0	14.0	5.5	(1.1)	(0.6)	(0.8)
UK Corporate	2.7	3.0	14.1	2.1	(1.1)	(0.5)	(0.8)
Wealth	0.6	3.0	11.0	3.9	(1.0)	(0.7)	(0.4)
Global Transaction Services	2.4	3.0	11.4	4.7	(1.8)	(0.9)	(0.6)
US Retail & Commercial	2.8	5.0	14.4	0.2	(1.1)	(0.5)	(0.6)
Direct Line Group	0.9	3.0	12.3	0.8	(0.5)	(0.2)	(0.3)

Notes on the consolidated accounts

18 Property, plant and equipment			Long	Short	Computers	Operating
	Investment	Freehold	leasehold	leasehold	and other	lease
	properties	premises	premises	premises	equipment	assets	Total
2013	£m	£m	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	3,111	2,998	289	1,732	4,606	3,325	16,061
Transfers to disposal groups	(26)	(30)	—	(12)	(45)	—	(113)
Currency translation and other adjustments	34	(10)	(2)	(15)	(42)	(1)	(36)
Reclassifications	—	5	—	4	(9)	—	—
Additions	121	49	9	102	411	60	752
Expenditure on investment properties	13	—	—	—	—	—	13
Change in fair value of investment properties	(281)	—	—	—	—	—	(281)
Disposals and write-off of fully depreciated assets	(339)	(34)	(10)	(79)	(677)	(1,485)	(2,624)
At 31 December	2,633	2,978	286	1,732	4,244	1,899	13,772

Accumulated impairment, depreciation and amortisation
At 1 January	—	852	151	924	3,228	1,122	6,277
Transfers to disposal groups	—	(6)	—	(9)	(35)	—	(50)
Currency translation and other adjustments	—	4	5	(7)	(35)	(4)	(37)
Write down of property, plant and equipment	—	15	3	—	—	—	18
Disposals and write-off of fully depreciated assets	—	(12)	(1)	(65)	(561)	(559)	(1,198)
Charge for the year	—	110	11	137	384	211	853
At 31 December	—	963	169	980	2,981	770	5,863

Net book value at 31 December	2,633	2,015	117	752	1,263	1,129	7,909

2012
Cost or valuation
At 1 January	4,468	2,855	273	1,823	4,479	3,892	17,790
Transfers (to)/from disposal groups	(129)	101	11	95	(135)	—	(57)
Currency translation and other adjustments	(51)	21	13	(124)	(182)	(53)	(376)
Reclassifications	24	(47)	21	(6)	8	—	—
Additions	372	153	8	121	519	402	1,575
Expenditure on investment properties	10	—	—	—	—	—	10
Change in fair value of investment properties
- continuing operations	(153)	—	—	—	—	—	(153)
- discontinued operations	(5)	—	—	—	—	—	(5)
Disposals and write-off of fully depreciated assets	(1,425)	(85)	(37)	(177)	(83)	(916)	(2,723)
At 31 December	3,111	2,998	289	1,732	4,606	3,325	16,061

Accumulated impairment, depreciation and amortisation
At 1 January	—	736	114	850	3,035	1,187	5,922
Transfers from/(to) disposal groups	—	43	6	66	(65)	—	50
Currency translation and other adjustments	—	(9)	11	(114)	(157)	(21)	(290)
Reclassifications	—	(7)	7	—	—	—	—
Write down of property, plant and equipment	—	9	7	1	—	—	17
Disposals and write-off of fully depreciated assets	—	(15)	(4)	(16)	(36)	(462)	(533)
Charge for the year
- continuing operations	—	94	10	137	438	418	1,097
- discontinued operations	—	1	—	—	13	—	14
At 31 December	—	852	151	924	3,228	1,122	6,277

Net book value at 31 December	3,111	2,146	138	808	1,378	2,203	9,784

Notes on the consolidated accounts

18 Property, plant and equipment continued
			Long	Short	Computers	Operating
	Investment	Freehold	leasehold	leasehold	and other	lease
	properties	premises	premises	premises	equipment	assets	Total
2011	£m	£m	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	4,170	2,938	291	1,832	4,239	9,235	22,705
Transfers to disposal groups	—	(107)	(12)	(93)	(49)	(5,355)	(5,616)
Currency translation and other adjustments	(103)	2	(4)	(6)	(77)	3	(185)
Reclassifications	57	8	(38)	(35)	8	—	—
Additions	1,262	68	46	174	532	1,384	3,466
Expenditure on investment properties	14	—	—	—	—	—	14
Change in fair value of investment properties
- continuing operations	(139)	—	—	—	—	—	(139)
Disposals and write-off of fully depreciated assets	(793)	(54)	(10)	(49)	(174)	(1,375)	(2,455)
At 31 December	4,468	2,855	273	1,823	4,479	3,892	17,790

Accumulated impairment, depreciation and amortisation
At 1 January	—	702	118	793	2,700	1,849	6,162
Transfers to disposal groups	—	(43)	(6)	(66)	(26)	(730)	(871)
Currency translation and other adjustments	—	6	4	(1)	(28)	15	(4)
Reclassifications	—	3	(9)	7	—	(1)	—
Write down of property, plant and equipment	—	—	3	1	1	—	5
Disposals and write-off of fully depreciated assets	—	(29)	—	(32)	(110)	(466)	(637)
Charge for the year
- continuing operations	—	95	4	148	487	520	1,254
- discontinued operations	—	2	—	—	11	—	13
At 31 December	—	736	114	850	3,035	1,187	5,922

Net book value at 31 December	4,468	2,119	159	973	1,444	2,705	11,868
Investment property valuations principally employ present value techniques that discount expected cash flows. Expected cash flows reflect rental income, occupancy and residual market values; valuations are sensitive to changes in these factors. The fair value measurement of non-specialised properties in locations where the market for such properties is active and transparent are categorised as level 2 (46%); otherwise investment property fair value measurements are categorised as level 3 (54%).

Valuations were carried out by qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body; property with a fair value of £985 million was valued by independent valuers.

The fair value of investment properties includes £271 million of depreciation since purchase (2012 - £186 million; 2011 - £146 million).

Rental income from investment properties was £244 million (2012 - £267 million; 2011 - £270 million). Direct operating expenses of investment properties were £91 million (2012 - £125 million; 2011 - £110 million).

Property, plant and equipment, excluding investment properties, include £42 million (2012 - £35 million; 2011 - £186 million) assets in the course of construction.

19 Prepayments, accrued income and other assets
	2013	2012	2011
	£m	£m	£m
Prepayments	612	904	1,123
Accrued income	530	526	672
Deferred expenses	42	57	502
Pension schemes in net surplus (see Note 4)	214	144	188
Interests in associates	902	776	344
Other assets	5,314	5,413	8,147
	7,614	7,820	10,976

Notes on the consolidated accounts

20 Discontinued operations and assets and liabilities of disposal groups
The Group sold the first tranche of ordinary shares representing 34.7% of the share capital of Direct Line Insurance Group plc (DLG) in October 2012 via an Initial Public Offering. On 13 March 2013, the Group sold a further 16.8% of ordinary shares in DLG and ceded control. This fulfilled the Group’s plan to cede control of DLG by the end of 2013 and is a step toward complete disposal by the end of 2014, as required by the European Commission. Consequently, DLG is treated as a discontinued operation until 12 March 2013 and as an associate thereafter.

On 20 September 2013, the Group sold a further 20% of ordinary shares in DLG and at 31 December held 28.5% of the issued ordinary share capital of DLG.

(a) Profit/(loss) from discontinued operations, net of tax
	2013	2012	2011
	£m	£m	£m
Direct Line Group
Net premium income	699	3,718	4,256
Other income	62	(16)	30
Total income	761	3,702	4,286
Operating expenses	(171)	(1,406)	(892)
Profit before insurance net claims and impairment losses	590	2,296	3,394
Insurance net claims	(445)	(2,427)	(2,968)
Impairment losses	—	—	(2)
Operating profit/(loss) before tax	145	(131)	424
Tax charge	(18)	(53)	(123)
Profit/(loss) after tax from discontinued general insurance business	127	(184)	301

Other
Total income	26	29	42
Operating expenses	(1)	(3)	(5)
Profit before impairment losses	25	26	37
Impairment losses	—	(4)	8
Profit before tax	25	22	45
Tax charge	(11)	(8)	(11)
Profit after tax	14	14	34

Businesses acquired exclusively with a view to disposal
Profit/(loss) after tax	7	(2)	13
Profit from other discontinued operations, net of tax	21	12	47

Other discontinued operations reflect the results of RFS Holdings attributable to the State of the Netherlands and Santander following the legal separation of ABN AMRO Bank N.V. on 1 April 2010. The profit from discontinued operations includes a gain of £37 million (2012 - £112 million loss; 2011 - £42 million profit) attributable to non-controlling interests.

Notes on the consolidated accounts

20 Discontinued operations and assets and liabilities of disposal groups continued
(b) Cash flows attributable to discontinued operations
Included within the Group's cash flows are the following amounts attributable to discontinued operations:

	2013	2012	2011
	£m	£m	£m
Net cash flows from operating activities	101	(839)	(246)
Net cash flows from investing activities	45	1,724	(87)
Net cash flows from financing activities	(346)	(775)	(115)
Net (decrease)/increase in cash and cash equivalents	(210)	108	(454)

(c) Assets and liabilities of disposal groups
	2013	2012	2011
	£m	£m	£m
Assets of disposal groups
Cash and balances at central banks	2	18	127
Loans and advances to banks	63	2,112	87
Loans and advances to customers	1,765	1,863	19,405
Debt securities and equity shares	24	7,191	5
Derivatives	1	15	439
Intangible assets	30	750	15
Settlement balances	—	—	14
Property, plant and equipment	32	223	4,749
Interests in associates	879	—	—
Other assets	58	1,666	456
Discontinued operations and other disposal groups	2,854	13,838	25,297
Assets acquired exclusively with a view to disposal	163	175	153
	3,017	14,013	25,450

Liabilities of disposal groups
Deposits by banks	—	1	1
Customer accounts	3,273	753	22,610
Derivatives	1	7	126
Settlement balances	—	—	8
Insurance liabilities	—	6,193	—
Subordinated liabilities	—	529	—
Other liabilities	102	2,679	1,233
Discontinued operations and other disposal groups	3,376	10,162	23,978
Liabilities acquired exclusively with a view to disposal	2	8	17
	3,378	10,170	23,995

Notes on the consolidated accounts

20 Discontinued operations and assets and liabilities of disposal groups continued
DLG is included in disposal groups at 31 December 2013 and 2012.

In addition, disposal groups at 31 December 2013 include the Chicago area retail branches, small business operations and select middle market relationships in the Chicago market which form part of RBS Citizens Financial Group and the interest in associates in DLG. No adjustment was required to the carrying value of these assets and liabilities on reclassification. In accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’, comparatives have not been restated.

At 31 December 2011, disposal groups comprised the RBS Aviation Capital business which was sold in the second half of 2012 and the RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK (‘UK branch-based businesses’).

Allocated goodwill of £80 million was written off against operating expenses in respect of the UK branch-based businesses. No adjustment was made in respect of the RBS Aviation Capital business.

Following Santander’s withdrawal from the proposed sale of the UK branch-based businesses in October 2012, the Group concluded that a sale within 12 months was no longer highly probable; accordingly at 31 December 2012 the assets and liabilities of the UK branch-based businesses ceased to be classified as a disposal group. No adjustment was required to the carrying value of these assets and liabilities on reclassification. In accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’, comparatives were not restated.

(d) Direct Line Group assets and liabilities
	2013	2012	2011
General insurance business assets and liabilities	£m	£m	£m
Loans and advances to banks	—	2,036	2,579
Loans and advances to customers	—	881	893
Debt securities and equity shares	—	7,156	7,992
Derivatives	—	12	—
Intangible assets	—	750	1,065
Property, plant and equipment	—	222	132
Interests in associates	879	—	—
Prepayments, accrued income and other assets	—	1,640	1,200
Assets of disposal group	879	12,697	—
Assets separately consolidated			13,861

Derivatives	—	4	—
Insurance liabilities	—	6,193	6,233
Subordinated liabilities	—	529	—
Accruals, deferred income and other liabilities	—	2,541	2,739
Liabilities of disposal group	—	9,267	—
Liabilities separately consolidated			8,972

The Group’s interest in DLG at 31 December 2013 is recognised under equity accounting, being the fair value of its share of net equity on 13 March 2013 plus the subsequent attributable comprehensive income, less the dividends received by the Group, less the share of net assets attributable to the subsequent disposal on 20 September 2013. At 31 December 2012, DLG’s carrying amount exceeded its fair value less costs to sell (based on the quoted price for DLG shares on 31 December 2012) by £394 million and goodwill attributable to DLG was written down by this amount. The write down was recorded in other expenses within discontinued operations.

Notes on the consolidated accounts

21 Short positions
	2013	2012	2011
	£m	£m	£m
Debt securities
- Government	24,661	23,551	32,895
- Other issuers	3,102	3,429	6,164
Equity shares	259	611	1,980
	28,022	27,591	41,039
Note:
(1)	All short positions are classified as held-for-trading.

22 Accruals, deferred income and other liabilities
	2013	2012	2011
	£m	£m	£m
Notes in circulation	1,759	1,684	1,683
Current tax	516	527	700
Accruals	3,116	3,579	4,941
Deferred income	589	875	3,481
Provisions for liabilities and charges (see table below)	5,489	3,147	1,311
Other liabilities (1)	4,548	4,989	11,088
	16,017	14,801	23,204
Note:
(1)	Other liabilities include £25 million (2012 - £24 million; 2011 - £15 million) in respect of share-based compensation.

	Payment	Interest Rate	Other		Other		Technology
	Protection	Hedging	customer		regulatory		incident
	Insurance (1)	Products (2)	redress (3)	LIBOR (4)	provisions (5)	Litigation (6)	redress (7)	Property (8)	Other	Total
Provisions for liabilities and charges	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2013	895	676	162	381	200	168	28	392	245	3,147
Transfer from accruals and other liabilities	—	—	—	10	10	—	—	21	(21)	20
Currency translation and other movements	—	—	(3)	(2)	—	(25)	—	(2)	(2)	(34)
Charge to income statement	900	550	455	315	124	2,050	—	154	182	4,730
Releases to income statement		—	(3)	—	(123)	(28)	—	(91)	(63)	(308)
Provisions utilised	(869)	(149)	(274)	(288)	(61)	(147)	(28)	(95)	(155)	(2,066)
At 31 December 2013	926	1,077	337	416	150	2,018	—	379	186	5,489

Notes:
(1)
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

			Sensitivity
Assumption	Actual to date	Current assumptions	Change in assumption %	Consequential change in provision £m
Take up rate	36%	38%	+/-5	+/-45
Uphold rate (1)	84%	83%	+/-5	+/-30
Average redress	£1,733	£1,646	+/-5	+/-26
Note:
(1) Uphold rates exclude claims where no PPI policy was held.

Interest that will be payable on successful complaints has been included in the provision as has the estimated cost to the Group of administering the redress process. The Group expects the majority of the cash outflows associated with this provision to have occurred by the end of 2014. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take up and uphold rates and average redress costs.

Background information in relation to PPI claims is given in Note 32.

Notes on the consolidated accounts

22 Accruals, deferred income and other liabilities continued
(2)
The Group has estimated £1,250 million for its liability in respect of the sale of Interest Rate Hedging Products based on experience, having now agreed a substantial number of outcomes with the independent skilled person appointed to review all decisions. The provision includes redress that will be paid to customers, interest payable on customer redress, the cost to the Group of exiting the hedging positions and the cost of undertaking the review. It does not include provision for any consequential losses that customers may have suffered as the Group is unable to reliably measure any liability it may have for such losses.

The principal assumptions underlying the Group’s provision are:
•	the proportion of relevant customers that will not opt in to the review
•	the number of transactions that qualify for redress
•	the nature of the redress (in particular whether a product is terminated or replaced with an alternative product and/or a different profile)
•	the cost of the review
Sensitivity
Assumption	Change in assumption %	Consequential change in provision £m
Proportion of relevant customers that will not opt in to the review	+/-5	+/-47
Proportion of customer transactions qualifying for redress	+/-5	+/-71
Average redress	+/-5	+/-71

Uncertainties remain over the number of transactions that will qualify for redress and the nature and cost of that redress.

Background information in relation to Interest Rate Hedging Products claims is given in Note 32.

(3)	The Group has provided for customer redress in relation to certain other retail products. None of these provisions are individually material.

(4)
On 6 February 2013, the Group reached agreement with the FSA, the US Department of Justice and the Commodity Futures Trading Commission in relation to the setting of LIBOR and other trading rates, including financial penalties of £381 million and a provision for this amount was recognised in 2012. The Group continues to cooperate with other governmental and regulatory authorities and, as a result of progress on these matters in 2013, the provision was increased by £315 million. For further details see Note 32.

(5)
The Group is subject to a number of investigations by regulatory and other authorities. Details of these investigations and a discussion of the nature of the associated uncertainties are given in Note 32.

(6)
Arising out of its normal business operations, the Group is party to legal proceedings in the United Kingdom, the United States and other jurisdictions. Litigation provisions at 31 December 2012 related to a number of proceedings; no individual provision was material. An additional charge of £2,050 million was recorded in 2013 as a result of greater levels of certainty on expected outcomes, primarily in respect of matters relating to mortgage-backed securities and securities-related litigation following third party litigation settlements and regulatory decisions. Detailed descriptions of the Group’s legal proceedings and discussion of the associated uncertainties are given in Note 32.

(7)
In June 2012, the Group experienced a technology incident that affected its transaction batch processing. Provisions of £175 million were charged during 2012 to meet the waiver of fees and interest; redress for customers of the Group; and other costs principally staff costs. These costs have now been settled.

(8)
The property provisions principally comprise provisions for onerous lease contracts. Provision is made for future rentals payable in respect of vacant leasehold property and for any shortfall where leased property is sub-let at a rental lower than the lease rentals payable by the Group.

Notes on the consolidated accounts

23 Deferred tax
	2013	2012	2011
	£m	£m	£m
Deferred tax liability	507	1,141	1,945
Deferred tax asset	(3,478)	(3,443)	(3,878)
Net deferred tax asset	(2,971)	(2,302)	(1,933)

Net deferred tax asset comprised:
						Fair	Available-				Tax
		Accelerated				value of	for-sale		Cash		losses
		capital		Deferred	IFRS	financial	financial		flow	Share	carried
	Pension	allowances	Provisions	gains	transition	instruments	assets	Intangibles	hedging	schemes	forward	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2012	(493)	2,306	(1,274)	359	(219)	(33)	(52)	252	550	(17)	(3,294)	(18)	(1,933)
Transfers to disposal groups	1	—	—	—	—	—	2	—	—	—	—	—	3
(Disposal)/acquisition of subsidiaries	(2)	(38)	(85)	—	—	(6)	(4)	—	—	—	—	52	(83)
Charge/(credit) to income statement - continuing operations	43	(482)	237	(13)	84	25	(18)	(15)	(128)	—	225	(75)	(117)
- discontinued operations	—	1	5	—	—	—	—	—	—	—	—	(24)	(18)
(Credit)/charge to other comprehensive income	(352)	—	—	(10)	—	—	200	—	155	5	(170)	—	(172)
Currency translation and otheradjustments	—	(43)	46	49	(25)	6	7	(10)	—	—	8	(20)	18
At 1 January 2013	(803)	1,744	(1,071)	385	(160)	(8)	135	227	577	(12)	(3,231)	(85)	(2,302)
(Disposal)/acquisition of subsidiaries	—	(21)	5	—	—	—	—	—	—	—	—	—	(16)
Charge/(credit) to income statement - continuing operations	60	(445)	(439)	(60)	68	16	(60)	4	54	1	1,086	(89)	196
Charge/(credit) to other comprehensive income	245	—	(3)	—	—	—	(93)	—	(633)	(1)	(348)	(3)	(836)
Currency translation and other adjustments	—	(20)	25	2	1	(5)	3	(5)	3	—	(3)	(14)	(13)
At 31 December 2013	(498)	1,258	(1,483)	327	(91)	3	(15)	226	1	(12)	(2,496)	(191)	(2,971)

Deferred tax assets in respect of unused tax losses are recognised if the losses can be used to offset probable future taxable profits after taking into account the expected reversal of other temporary differences. Recognised deferred tax assets in respect of tax losses are analysed further below.

	2013	2012	2011
	£m	£m	£m
UK tax losses carried forward
- The Royal Bank of Scotland plc	1,693	2,654	2,623
- UK branch of RBS N.V.	—	322	166
- National Westminster Bank Plc	718	66	93
- RBS Management Services (UK) Ltd	—	30	51
	2,411	3,072	2,933
Overseas tax losses carried forward
- Ulster Bank Ireland	74	72	284
- RBS Citizens Financial Group	11	87	—
- RBS N.V. Australia	—	—	77
	85	159	361
	2,496	3,231	3,294

Notes on the consolidated accounts

23 Deferred tax continued
UK tax losses
Under UK tax rules, tax losses do not expire and can be carried forward indefinitely.

The Royal Bank of Scotland plc - the deferred tax asset in respect of tax losses brought forward at 1 January 2013 related mainly to trading losses that arose in the UK branch of RBS N.V. These were transferred following the transfer of the majority of the activities of the UK branch of RBS N.V. to The Royal Bank of Scotland plc. The UK branch tax losses attributable to credit market write-downs during the financial crisis were principally incurred between 2007 and 2009.

The Royal Bank of Scotland plc reported a taxable profit in 2011 and tax losses in 2012 and 2013. The taxable loss for 2012 reflected the reversal of previous own credit gains offset by core banking profitability. In 2013, core profitability remains strong; the UK tax losses of £3 billion are attributable to the loan impairment charges arising from the RCR accelerated recovery strategy recorded in the final quarter of the year and significant regulatory and conduct provisions. The additional restructuring costs anticipated by the latest strategic plan will constrain the utilisation of carried forward tax losses in the near-term. Consequently a reduction in the carrying value of deferred tax assets of £701 million has been recorded in 2013. In addition, deferred tax has not been recognised in respect of excess 2013 UK taxable losses of £750 million, representing an unprovided deferred tax asset of £150 million. The Group expects that the recognised deferred tax asset in respect of tax losses amounting to £8,465 million will be recovered within eight years. A 20% reduction in forecast profits would extend the recovery period by a year.

National Westminster Bank Plc - the deferred tax asset in respect of tax losses at 31 December 2013 relates to residual unrelieved trading losses that arose between 2009 and 2013. 60% of the losses that arose were relieved against taxable profits arising in other UK Group companies. Based on the Group’s strategic plan, the residual carried forward losses will be fully utilised against future taxable profits of the company by the end of 2018. A 20% reduction in forecast profits would extend the recovery period by one year.

Overseas tax losses
Ulster Bank Ireland - a deferred tax asset has been recognised in respect of £592 million of total tax losses of £11,575 million carried forward at 31 December 2013. These losses arose principally as a result of significant impairment charges reflecting deteriorating economic conditions in the Republic of Ireland. Impairment charges are expected to reduce in the future. Based on the Group’s strategic plan, the losses on which a deferred tax asset has been recognised will be utilised against future taxable profits of the company by the end of 2018. A 20% reduction in forecast profits would extend the recovery period by one year.

RBS Citizens Financial Group - a deferred tax asset of £11 million has been recognised in respect of total tax losses of £32 million carried forward at 31 December 2013. Based on the Group’s strategic plan, the losses on which a deferred tax asset has been recognised will be utilised against future taxable profits in 2014. A 20% reduction in forecast profits would not extend the recovery period beyond 2014.

Unrecognised deferred tax
Deferred tax assets of £4,942 million (2012 - £3,827 million; 2011 - £3,246 million) have not been recognised in respect of tax losses carried forward of £28,099 million (2012 - £20,432 million; 2011 - £16,691 million) in jurisdictions where doubt exists over the availability of future taxable profits. Of these losses, £187 million expire within one year, £1,901 million within five years and £8,673 million thereafter. The balance of tax losses carried forward has no time limit.

Deferred tax liabilities of £186 million (2012 - £214 million; 2011 - £249 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation. No taxation is expected to arise in the foreseeable future in respect of held-over gains. Changes to UK tax legislation largely exempts overseas dividends received on or after 1 July 2009 from UK tax.

24 Subordinated liabilities
	2013	2012	2011
	£m	£m	£m
Dated loan capital	17,597	20,210	19,654
Undated loan capital	5,376	5,488	5,549
Preference shares	1,039	1,075	1,116
	24,012	26,773	26,319

In March 2012, the Group exchanged certain subordinated debt securities for new subordinated debt securities. The exchanges involving instruments classified as liabilities all met the criteria in IFRS for treatment as the extinguishment of the original liability and the recognition of a new financial liability.

The Group has now resumed payments on all discretionary non-equity capital instruments following the end of the European Commission ban in 2012 for RBSG and 2013 for RBS N.V. Future coupons and dividends on hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

Certain preference shares issued by the company are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 2006.

Notes on the consolidated accounts

24 Subordinated liabilities continued
The following tables analyse the remaining contractual maturity of subordinated liabilities by the final redemption date and by the next call date.

		2014	2015	2016-2018	2019-2023	Thereafter	Perpetual	Total
2013 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		45	608	60	366	—	785	1,864
US dollar		706	961	1,386	4,735	91	4,486	12,365
Euro		200	1,005	2,985	1,946	166	823	7,125
Other		399	617	531	813	—	298	2,658
		1,350	3,191	4,962	7,860	257	6,392	24,012

	Currently	2014	2015	2016-2018	2019-2023	Thereafter	Perpetual	Total
2013 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	1	103	695	290	518	59	198	1,864
US dollar	3,084	2,701	426	1,849	3,447	848	10	12,365
Euro	326	1,267	657	4,098	560	166	51	7,125
Other	761	1,230	292	375	—	—	—	2,658
	4,172	5,301	2,070	6,612	4,525	1,073	259	24,012

		2013	2014	2015-2017	2018-2022	Thereafter	Perpetual	Total
2012 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		214	—	630	464	—	994	2,302
US dollar		611	664	2,388	3,722	177	4,409	11,971
Euro		1,478	—	3,035	3,814	397	806	9,530
Other		48	425	790	1,381	—	326	2,970
		2,351	1,089	6,843	9,381	574	6,535	26,773

	Currently	2013	2014	2015-2017	2018-2022	Thereafter	Perpetual	Total
2012 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	24	429	60	826	715	36	212	2,302
US dollar	2,577	3,546	664	1,767	2,408	1,009	—	11,971
Euro	—	3,509	289	2,863	2,427	397	45	9,530
Other	—	1,192	—	1,214	564	—	—	2,970
	2,601	8,676	1,013	6,670	6,114	1,442	257	26,773

		2012	2013	2014-2016	2017-2021	Thereafter	Perpetual	Total
2011 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		73	158	648	453	—	823	2,155
US dollar		302	555	3,903	1,793	190	4,619	11,362
Euro		220	1,299	2,389	4,296	513	832	9,549
Other		29	—	1,618	1,261	—	345	3,253
		624	2,012	8,558	7,803	703	6,619	26,319

	Currently	2012	2013	2014-2016	2017-2021	Thereafter	Perpetual	Total
2011 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	15	127	218	855	593	176	171	2,155
US dollar	3,230	3,974	765	1,196	824	1,059	314	11,362
Euro	159	2,714	1,299	1,954	2,863	513	47	9,549
Other	9	1,407	489	1,306	42	—	—	3,253
	3,413	8,222	2,771	5,311	4,322	1,748	532	26,319

Notes on the consolidated accounts

24 Subordinated liabilities continued
Dated loan capital	Capital	2013	2012	2011
	treatment	£m	£m	£m
The Royal Bank of Scotland Group plc
US$750 million 5% subordinated notes (redeemed November 2013) (1)	Lower Tier 2	—	485	522
US$750 million 5% subordinated notes 2014 (1)	Lower Tier 2	479	520	558
US$250 million 5% subordinated notes 2014 (1)	Lower Tier 2	153	152	163
US$675 million 5.05% subordinated notes 2015 (1)	Lower Tier 2	436	463	494
US$350 million 4.7% subordinated notes 2018 (1)	Lower Tier 2	243	262	271
US$2,250 million 6.125% subordinated notes 2022 (1)	Lower Tier 2	1,226	1,398	—
US$2,000 million 6% subordinated notes 2023 (issued December 2013) (1)	Lower Tier 2	1,183	—	—
US$1,000 million 6.1% subordinated notes 2023 (issued June 2013) (1)	Lower Tier 2	567	—	—

The Royal Bank of Scotland plc
€1,000 million 6% subordinated notes (redeemed May 2013)	Lower Tier 2	—	869	921
US$50 million floating rate subordinated notes (redeemed October 2013)	Lower Tier 2	—	36	37
€500 million 6% subordinated notes (redeemed May 2013)	Lower Tier 2	—	415	426
£150 million 10.5% subordinated bonds (redeemed March 2013)	Lower Tier 2	—	164	171
AUD397 million (2011 - AUD590 million) floating rate subordinated notes 2014	Lower Tier 2
(callable quarterly from October 2009) (2)		216	257	392
AUD265 million (2011 - AUD410 million) floating rate subordinated notes 2014	Lower Tier 2
(callable quarterly from October 2009) (2)		144	171	272
CAD217 million (2011 - CAD700 million) floating rate subordinated notes 2015	Lower Tier 2
(callable quarterly from March 2010) (2)		123	135	444
£250 million 9.625% subordinated bonds 2015	Lower Tier 2	287	289	297
US$322 million (2011 - US$750 million) floating rate Bermudian callable subordinated	Lower Tier 2
notes 2015 (callable quarterly from September 2010) (2)		195	199	485
€750 million 4.875% subordinated notes 2015	Lower Tier 2	678	688	709

Notes on the consolidated accounts

24 Subordinated liabilities continued
Dated loan capital continued	Capital	2013	2012	2011
	treatment	£m	£m	£m
The Royal Bank of Scotland plc continued
CHF400 million 2.375% subordinated notes 2015	Lower Tier 2	283	287	295
CHF100 million 2.375% subordinated notes 2015 (callable annually from November 2013)	Lower Tier 2	78	84	88
CHF200 million 2.375% subordinated notes 2015	Lower Tier 2	135	134	136
US$229 million (2011 - US$500 million) floating rate subordinated notes 2016	Lower Tier 2
(callable quarterly from October 2011) (2)		139	142	324
US$686 million (2011 - US$1,500 million) floating rate subordinated notes 2016	Lower Tier 2
(callable quarterly from April 2011) (2)		415	425	971
€227 million (2011 - €500 million) floating rate subordinated notes 2016	Lower Tier 2
(callable quarterly from January 2011) (2)		189	185	420
CHF34 million (2011 - CHF200 million) floating rate subordinated notes 2017	Lower Tier 2
(callable annually from December 2012) (2)		23	23	138
€100 million floating rate subordinated notes 2017	Lower Tier 2	83	82	84
€102 million (2011 - €500 million) floating rate subordinated notes 2017	Lower Tier 2
(callable quarterly from January 2012) (2)		85	84	419
€750 million 4.35% subordinated notes 2017	Lower Tier 2	712	721	723
AUD50 (2011 - AUD450 million) floating rate subordinated notes 2017	Lower Tier 2
(callable quarterly from February 2012) (2)		27	32	303
AUD90 million (2011 - AUD450 million) floating rate subordinated notes 2017	Lower Tier 2
(callable quarterly from February 2012) (2)		49	58	298
US$450 million (2011 - US$1,500 million) floating rate subordinated step-up	Lower Tier 2
notes 2017 (callable quarterly from August 2012) (2)		272	279	971
€2,000 million 6.93% subordinated notes 2018	Lower Tier 2	1,996	2,033	2,023
US$125.6 million floating rate subordinated notes 2020	Lower Tier 2	76	78	81
€1,000 million 4.625% subordinated notes 2021 (callable quarterly from September 2016)	Lower Tier 2	925	938	948
€300 million CMS linked floating rate subordinated notes 2022	Lower Tier 2	234	272	271
€144.4 million floating rate subordinated notes 2023	Lower Tier 2	109	224	157
AUD883 million 13.125% subordinated notes 2022 (callable bi-annually from March 2017)	Lower Tier 2	506	585	—
CAD420 million 10.5% subordinated notes 2022 (callable bi-annually from September 2013)	Lower Tier 2	246	269	—
CHF124 million 9.375% subordinated notes 2022 (callable annually from March 2017)	Lower Tier 2	92	90	—
€564 million 10.5% subordinated notes 2022 (callable every 5 years from March 2017)	Lower Tier 2	511	497	—
US$2,132 million 9.5% subordinated notes 2022 (callable annually from March 2017)	Lower Tier 2	1,323	1,350	—

Notes on the consolidated accounts

24 Subordinated liabilities continued
Dated loan capital continued
	Capital	2013	2012	2011
	treatment	£m	£m	£m
National Westminster Bank Plc
£300 million 7.875% subordinated notes 2015	Lower Tier 2	341	360	371
£300 million 6.5% subordinated notes 2021	Lower Tier 2	373	410	400

Charter One Financial, Inc.
US$400 million 6.375% subordinated notes		—	—	261
US$350 million 4.150% subordinated notes 2022	Ineligible	211	217	—

First Active plc
£60 million floating rate subordinated bonds 2018	Lower Tier 2	60	63	64

RBS NV and subsidiaries
€250 million floating rate subordinated notes 2019	Lower Tier 2	221	199	136
€100 million 5.13% flip flop Bermudan callable subordinated notes	Lower Tier 2
(redeemed July 2013)		—	72	78
€13 million zero coupon subordinated notes (redeemed July 2013)	Lower Tier 2	—	11	14
€170 million floating rate sinkable subordinated notes 2041	Lower Tier 2	167	166	81
€15 million CMS linked floating rate subordinated notes 2020	Lower Tier 2	12	10	7
€415 million (2012 and 2011 - €1,500 million) floating rate Bermudan subordinated notes 2015	Lower Tier 2
(callable quarterly from June 2010, partially redeemed June 2013)		344	1,215	1,246
€5 million floating rate Bermudan callable subordinated notes 2015	Lower Tier 2	4	4	4
(callable quarterly from October 2010)
US$120 million (2011 - US$165 million) 6.14% subordinated notes 2019	Lower Tier 2	75	75	76
US$72 million 5.98% subordinated notes 2019	Lower Tier 2	36	57	47
US$500 million 4.65% subordinated notes 2018	Lower Tier 2	324	347	354
US$564 million ( 2012 and 2011 - US$1,500 million) floating rate Bermudan subordinated	Lower Tier 2
notes 2015 (callable quarterly from March 2010, partially redeemed March 2013)		340	892	930
AUD575 million floating rate Bermudan subordinated notes 2018
(callable quarterly from May 2013)	Lower Tier 2	305	366	378
AUD175 million floating rate Bermudan subordinated notes 2018	Lower Tier 2
(callable quarterly from May 2013)		93	109	111
€26 million 7.42% subordinated notes 2016	Lower Tier 2	25	25	25
€7 million 7.38% subordinated notes 2016	Lower Tier 2	7	7	7
US$136 million (2011 - US$250 million) 7.75% fixed rate subordinated notes 2023	Lower Tier 2	83	85	90
US$150 million 7.13% fixed rate subordinated notes 2093	Lower Tier 2	91	94	100

The Royal Bank of Scotland Berhad
MYR200 million 4.15% subordinated notes 2017 (callable annually from June 2012)	Ineligible	38	42	42

Non-controlling interests subordinated issues		9	9	20
		17,597	20,210	19,654

Notes:
(1)	On-lent to The Royal Bank of Scotland plc on a subordinated basis.
(2)	Partially repurchased following completion of an exchange offer in March 2012
(3)
In the event of certain changes in tax laws, dated loan capital issues may be redeemed in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.

(4)	Except as stated above, claims in respect of the Group's dated loan capital are subordinated to the claims of other creditors. None of the Group's dated loan capital is secured.
(5)	Interest on all floating rate subordinated notes is calculated by reference to market rates.

Notes on the consolidated accounts

24 Subordinated liabilities continued
Undated loan capital
	Capital	2013	2012	2011
	treatment	£m	£m	£m
The Royal Bank of Scotland Group plc
€391 million floating rate 2042 (callable quarterly from June 2012) (2,3)	Tier 1	326	319	340
US$486 million 6.8% 2042 (callable quarterly from March 2008) (2,4)	Tier 1	294	302	309
US$318 million floating rate (callable quarterly from July 2013) (2,5)	Tier 1	192	199	210
US$394 million 6.425% 2043 (callable quarterly from January 2034) (2,6)	Tier 1	301	365	382
US$106 million undated floating rate primary capital notes
(callable semi-annually from December 1990) (1)	Upper Tier 2	65	66	69
US$762 million 7.648% perpetual regulatory (callable quarterly from September 2031) (8)	Tier 1	465	477	497

The Royal Bank of Scotland plc
£31 million 4.956% undated subordinated notes	Upper Tier 2	31	31	31
£51 million 6.25% undated subordinated notes (callable every five years from December 2012)	Upper Tier 2	50	51	53
£56 million 6% undated subordinated notes (callable every five years from September 2014)	Upper Tier 2	59	61	62
€176 million 5.125% undated subordinated notes (callable quarterly from July 2014)	Upper Tier 2	153	155	161
€170 million floating rate undated subordinated notes (callable quarterly from July 2014)	Upper Tier 2	141	138	141
£54 million 5.125% undated subordinated notes (callable every five years from March 2016)	Upper Tier 2	60	61	61
£35 million 5.5% undated subordinated notes (callable every five years from December 2019)	Upper Tier 2	39	39	37
£21 million 6.2% undated subordinated notes (callable every five years from March 2022)	Upper Tier 2	26	46	45
£103 million 9.5% undated subordinated bonds (callable every five years from August 2018) (3)	Upper Tier 2	127	137	137
£16 million (2011 - £22 million) 5.625% undated subordinated notes	Upper Tier 2
(callable every five years from September 2026)		24	24	23
£19 million 5.625% undated subordinated notes (callable every five years from June 2032)	Upper Tier 2	21	13	13
£1 million floating rate undated subordinated notes (callable semi-annually from March 2011)	Upper Tier 2	1	1	1
CAD474 million 5.37% undated subordinated notes (callable quarterly from May 2016)	Upper Tier 2	291	328	347

National Westminster Bank Plc
US$193 million primary capital floating rate notes, Series A (callable semi-annually from July 1990)	Upper Tier 2	117	119	124
US$229 million primary capital floating rate notes, Series B (callable semi-annually from August 1990)	Upper Tier 2	139	142	148
US$285 million primary capital floating rate notes, Series C (callable quarterly from November 1990)	Upper Tier 2	173	177	184
€178 million floating rate undated subordinated notes (callable quarterly from October 2009)	Upper Tier 2	149	146	150
€10 million floating rate undated step-up notes (callable quarterly from October 2009)	Upper Tier 2	9	9	9
£87 million floating undated subordinated step-up notes (callable every five years from January 2010)	Upper Tier 2	92	92	91
£53 million 7.125% undated subordinated step-up notes (callable every five years from October 2022)	Upper Tier 2	54	55	56
£35 million 11.5% undated subordinated notes (callable any time from December 2022) (1,9)	Upper Tier 2	35	38	42

First Active plc
£20 million 11.75% perpetual	Lower Tier 2	25	25	26
€38 million 11.375% perpetual	Lower Tier 2	52	46	48
£1.3 million floating rate perpetual	Lower Tier 2	1	2	2

RBS NV and subsidiaries
US$1,285 million 6.025% 2049 (callable any time from July 2008) (2,7,10)	Tier 1	730	713	684
US$200 million 6.375% 2033 (callable any time from September 2008) (2,7,11)	Tier 1	114	112	108
US$1,800 million 6.2% 2033 (callable any time from February 2009) (2,7,12)	Tier 1	1,020	999	958
		5,376	5,488	5,549
For the notes to this table refer to the following page.

Notes on the consolidated accounts

24 Subordinated liabilities continued
Notes:
(1)	On-lent to The Royal Bank of Scotland plc on a subordinated basis
(2)
Subordinated notes issued to limited partnerships that have in turn issued partnership preferred securities to trusts that have issued trust preferred securities to investors. On maturity of the notes, the partnerships are required to reinvest in eligible capital instruments issued by the group. Prior to the implementation of IFRS 10, the limited partnerships and the trusts were consolidated, and the trust preferred securities included within subordinated liabilities.

(3)	Preferred securities in issue are: €391 million RBS Capital Trust A, 6.467% non-cumulative trust preferred securities.
(4)	Preferred securities in issue are: US$486 million RBS Capital Trust B, 6.8% non-cumulative trust preferred securities.
(5)	Preferred securities in issue are: US$318 million RBS Capital Trust I, 4.709% non-cumulative trust preferred securities.
(6)	Preferred securities in issue are: US$394 million RBS Capital Trust II, 6.425% non-cumulative trust preferred securities.
(7)	Unconditionally guaranteed by the Royal Bank of Scotland Group plc
(8)
Guaranteed by the company. The company can satisfy interest payment obligations by issuing sufficient ordinary shares to appointed Trustees to enable them, on selling these shares, to settle the interest payment.

(9)	Exchangeable at the option of the issuer into 8.392% (gross) non-cumulative preference shares of £1 each of National Westminster Bank Plc at any time.
(10)	Preferred securities in issue are: US$1,285 million Trust Preferred V, 5.9%
(11)	Preferred securities in issue are: US$200 million Trust Preferred VI, 6.25%
(12)	Preferred securities in issue are: US$1,800 million Trust Preferred VII, 6.08%
(13)	Except as stated above, claims in respect of the Group's undated loan capital are subordinated to the claims of other creditors. None of the Group's undated loan capital is secured.
(14)
In the event of certain changes in tax laws, undated loan capital issues may be redeemed in whole, but not in part, at the option of the Group, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.

(15)	Interest on all floating rate subordinated notes is calculated by reference to market rates.

Preference shares
	Capital	2013	2012	2011
	treatment	£m	£m	£m
The Royal Bank of Scotland Group plc (1)
Non-cumulative preference shares of US$0.01
Series F US$156 million 7.65% (callable any time from March 2007)	Tier 1	95	97	101
Series H US$242 million 7.25% (callable any time from March 2004)	Tier 1	146	150	157
Series L US$751 million 5.75% (callable any time from October 2009)	Tier 1	454	465	485

Non-cumulative convertible preference shares of US$0.01
Series 1 US$65 million 9.118% (callable any time from March 2010)	Tier 1	40	41	43

Non-cumulative convertible preference shares of £0.01
Series 1 £15 million 7.387% (callable any time from December 2010)	Tier 1	15	15	15

Cumulative preference shares of £1
£0.5 million 11% and £0.4 million 5.5% (not callable)	Upper Tier 2	1	1	1

National Westminster Bank Plc
Non-cumulative preference shares of £1
Series A £140 million 9% (not callable)	Tier 1	143	145	145

Non-cumulative preference shares of US$25
Series C US$246 million 7.7628% (callable quarterly from April 2002) (2)	Tier 1	145	161	169
		1,039	1,075	1,116

Notes:
(1)	Further details of the contractual terms of the preference shares are given in Note 26.
(2)	Series C preference shares each carry a gross dividend of 8.625% inclusive of associated tax credit. Redeemable at the option of the issuer at par.

Notes on the consolidated accounts

25 Non-controlling interests
	Direct Line
	Insurance	ABN	Other
	Group plc	AMRO	interests*	Total*
	£m	£m	£m	£m
At 1 January 2012	—	283	403	686
Currency translation and other adjustments	—	(12)	(6)	(18)
(Loss)/profit attributable to non-controlling interests
- continuing operations	—	(43)	19	(24)
- discontinued operations	(125)	13	—	(112)
Losses on available-for-sale financial assets, net of tax	—	25	—	25
Equity raised	873	—	2	875
Equity withdrawn and disposals	—	—	(23)	(23)
Transfer from retained earnings	361	—	—	361
At 1 January 2013	1,109	266	395	1,770
Currency translation and other adjustments	—	(8)	2	(6)
Profit/(loss) attributable to non-controlling interests
- continuing operations	—	95	(12)	83
- discontinued operations	19	18	—	37
Dividends paid	—	—	(5)	(5)
Losses on available-for-sale financial assets, net of tax	—	23	—	23
Equity withdrawn and disposals	(1,128)	—	(301)	(1,429)
At 31 December 2013	—	394	79	473

* Restated

26 Share capital
	Alotted, called up and fully paid
		Issued
	1 January	during	31 December
	2013	the year	2013
	£m	£m	£m
Ordinary shares of £1	6,071	132	6,203
B shares of £0.01	510	—	510
Dividend access share of £0.01 (1)	—	—	—
Non-cumulative preference shares of US$0.01	1	—	1
Non-cumulative convertible preference shares of US$0.01	—	—	—
Non-cumulative preference shares of €0.01	—	—	—
Non-cumulative convertible preference shares of £0.01	—	—	—
Non-cumulative preference shares of £1	—	—	—
Cumulative preference shares of £1	1	—	1

	Allotted, called up and fully paid
Number of shares - thousands	2013	2012	2011
Ordinary shares of 25p (2)	—	—	59,228,412
Ordinary shares of £1	6,203,022	6,070,765	—
B shares of £0.01	51,000,000	51,000,000	51,000,000
Dividend access share of £0.01 (1)	—	—	—
Non-cumulative preference shares of US$0.01	209,609	209,609	209,609
Non-cumulative convertible preference shares of US$0.01	65	65	65
Non-cumulative preference shares of €0.01	2,044	2,044	2,044
Non-cumulative convertible preference shares of £0.01	15	15	15
Non-cumulative preference shares of £1	54	54	54
Cumulative preference shares of £1	900	900	900

Notes on the consolidated accounts

26 Share capital continued
Movement in allotted, called up and fully paid ordinary shares - thousands
At 1 January 2012	59,228,412
Shares issued (ordinary shares of 25p)	325,907
Share sub-division and consolidation	(53,598,887)
Shares issued (ordinary shares of £1)	115,333
At 1 January 2013	6,070,765
Shares issued	132,257
At 31 December 2013	6,203,022

Notes:
(1)	One dividend access share in issue.
(2)
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

Ordinary shares
There is no authorised share capital under the company’s constitution.  The directors have the authority to issue £17.7 billion nominal of ordinary shares in connection with a conversion of B shares. At 31 December 2013 they had a remaining authority granted at the 2013 Annual General Meeting to issue up to £227 million nominal of ordinary shares other than by pre-emption to existing shareholders.

During 2013, the company issued 53.7 million ordinary shares of £1 each in connection with employee share schemes.

In July 2013, the company allotted and issued 43.0 million new ordinary shares of £1 each at a subscription price of 314.188 pence each, the gross proceeds being £135 million.

In September 2013, the company allotted and issued 20.5 million new ordinary shares of £1 each at a subscription price of 341.898 pence each the gross proceeds being £70 million.

In December 2013, the company allotted and issued 15.1 million new ordinary shares of £1 each at a subscription price of 331.309 pence each, the gross proceeds being £50 million.

B shares and dividend access share
In December 2009, the company entered into an acquisition and contingent capital agreement with HM Treasury. HM Treasury agreed to acquire at 50p per share 51 billion B shares with a nominal value of £0.01 each and a dividend access share with a nominal value of £0.01; these shares were issued to HM Treasury on 22 December 2009. Net proceeds were £25.1 billion.

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

The non-cumulative preference shares are redeemable at the option of the company, in whole or in part from time to time at the rates detailed in the table below plus dividends otherwise payable for the then current dividend period accrued to the date of redemption.

Notes on the consolidated accounts

26 Share capital continued
	Number of shares		Redemption	Redemption
Class of preference share	in issue	Interest rate	date on or after	price per share	Debt/equity (1)
Non-cumulative preference shares of US$0.01
Series F	6.3 million	7.65%	31 March 2007	US$25	Debt
Series H	9.7 million	7.25%	31 March 2004	US$25	Debt
Series L	30.0 million	5.75%	30 September 2009	US$25	Debt
Series M	23.1 million	6.40%	30 September 2009	US$25	Equity
Series N	22.1 million	6.35%	30 June 2010	US$25	Equity
Series P	9.9 million	6.25%	31 December 2010	US$25	Equity
Series Q	20.6 million	6.75%	30 June 2011	US$25	Equity
Series R	10.2 million	6.125%	30 December 2011	US$25	Equity
Series S	26.4 million	6.60%	30 June 2012	US$25	Equity
Series T	51.2 million	7.25%	31 December 2012	US$25	Equity
Series U	10,130	7.64%	29 September 2017	US$100,000	Equity

Non-cumulative convertible preference shares of US$0.01
Series 1	64,772	9.118%	31 March 2010	US$1,000	Debt

Non-cumulative preference shares of €0.01
Series 1	1.25 million	5.50%	31 December 2009	€1,000	Equity
Series 2	784,989	5.25%	30 June 2010	€1,000	Equity
Series 3	9,429	7.0916%	29 September 2017	€50,000	Equity

Non-cumulative convertible preference shares of £0.01
Series 1	14,866	7.387%	31 December 2010	£1,000	Debt

Non-cumulative preference shares of £1
Series 1	54,442	3 month LIBOR + 2.33%	5 October 2012	£1,000	Equity

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

Under existing arrangements, no redemption or purchase of any non-cumulative preference shares may be made by the company without the prior consent of the Prudential Regulation Authority.

On a winding-up or liquidation of the company, the holders of the non-cumulative preference shares are entitled to receive, out of any surplus assets available for distribution to the company's shareholders (after payment of arrears of dividends on the cumulative preference shares up to the date of repayment) pari passu with the cumulative preference shares and all other shares of the company ranking pari passu with the non-cumulative preference shares as regards participation in the surplus assets of the company, a liquidation distribution per share equal to the applicable redemption price detailed in the table above, together with an amount equal to dividends for the then current dividend period accrued to the date of payment, before any distribution or payment may be made to holders of the ordinary shares as regards participation in the surplus assets of the company.

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

Notes on the consolidated accounts

26 Share capital continued
The Group has now resumed payments on all discretionary non-equity capital instruments following the end of the European Commission ban in 2012 for RBSG and 2013 for RBS N.V. Future coupons and dividends on hybrid capital instruments will be paid subject to, and in accordance with, the terms of the relevant instruments.

27 Other equity
Paid-in equity - comprises equity instruments issued by the company other than those legally constituted as shares.

£m
EMTN notes
US$564 million 6.99% capital securities (callable October 2017)	275
CAD321 million 6.666% notes (callable October 2017)	156

Trust preferred issues: subordinated notes (1)
US$357 million 5.512% 2044 (callable September 2014) (2)	195
US$276 million 3 month US$ LIBOR plus 0.80% 2044 (callable September 2014) (3)	150
€166 million 4.243% 2046 (callable January 2016) (4)	110
£93 million 5.6457% 2047 (callable June 2017) (5)	93
979

Notes:
(1)
Subordinated notes issued to limited partnerships that have in turn issued partnership preferred securities to trusts that have issued trust preferred securities to investors. The trust preferred securities are redeemable only at the issuer’s option and dividends are payable at the Group’s discretion. On maturity of the subordinated notes, the partnerships are required to reinvest in eligible capital instruments issued by the Group. Prior to the implementation of IFRS 10, the limited partnerships and the trusts were consolidated and the trust preferred securities recorded as non-controlling interests.

(2)	Preferred securities in issue - US$357 million RBS Capital Trust III, fixed/floating non-cumulative trust preferred securities.
(3)	Preferred securities in issue - US$276 million RBS Capital Trust IV, floating rate non-cumulative trust preferred securities.
(4)	Preferred securities in issue - €166 million RBS Capital Trust C, fixed/floating rate non-cumulative trust preferred securities.
(5)	Preferred securities in issue - £93 million RBS Capital Trust D, fixed/floating rate non-cumulative trust preferred securities.

Merger reserve - the merger reserve comprises the premium on shares issued to acquire NatWest, less goodwill amortisation charged under previous GAAP, and the premium arising on shares issued to acquire Aonach Mor Limited, less amounts realised through subsequent share redemptions by Aonach Mor Limited. No share premium was recorded in the company financial statements through the operation of the merger relief provisions of the Companies Act.

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

Contingent capital reserve - in December 2009, HM Treasury agreed to subscribe for up to 16 billion B shares of £0.01 each at 50p per share subject to certain conditions including the Group's Core Tier 1 capital ratio falling below 5%. The fair value of the consideration payable by the company on entering into this agreement amounted to £1,458 million to be settled in instalments; of this £1,208 million was debited to the contingent capital reserve. The reserve and £320 million in respect of the final instalment were transferred to Retained earnings on cancellation of the above contingent capital arrangements on 16 December 2013.

Own shares held - at 31 December 2013, 34 million ordinary shares of £1 each of the company (2012 - 51 million; 2011 - 164 million) were held by Employee Share Trusts in respect of share awards and options granted to employees. The 17 million reduction during the year relates to the sale of surplus shares to help neutralise any impact on Core Tier 1 capital as a result of the recommencement of capital and dividend payments on the Group’s hybrid capital instruments, together with ordinary shares delivered in satisfaction of the exercise of options, the vesting of share awards and for equity funding of employee incentive awards under the employee share plans.

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

Notes on the consolidated accounts

28 Leases
					Operating lease
	Finance lease contracts and hire purchase agreements				assets:
	Gross	Present value	Other	Present	future minimum
	amounts	adjustments	movements	value	lease rentals
Year in which receipt will occur	£m	£m	£m	£m	£m
2013
Within 1 year	3,513	(300)	(44)	3,169	186
After 1 year but within 5 years	6,014	(534)	(251)	5,229	341
After 5 years	4,244	(1,481)	(428)	2,335	141
Total	13,771	(2,315)	(723)	10,733	668

2012
Within 1 year	3,605	(330)	(40)	3,235	293
After 1 year but within 5 years	5,963	(600)	(197)	5,166	512
After 5 years	4,984	(1,709)	(315)	2,960	291
Total	14,552	(2,639)	(552)	11,361	1,096

2011
Within 1 year	3,996	(340)	(29)	3,627	406
After 1 year but within 5 years	6,806	(763)	(193)	5,850	605
After 5 years	5,822	(2,710)	(270)	2,842	359
Total	16,624	(3,813)	(492)	12,319	1,370

	2013	2012	2011
	£m	£m	£m
Nature of operating lease assets on the balance sheet
Transportation	822	1,501	1,592
Cars and light commercial vehicles	64	435	815
Other	243	267	298
	1,129	2,203	2,705

Amounts recognised as income and expense
Finance leases - contingent rental income	(94)	(110)	(133)
Operating leases - minimum rentals payable	389	392	490

Finance lease contracts and hire purchase agreements
Accumulated allowance for uncollectable minimum receivables	197	278	347

Notes on the consolidated accounts

28 Leases continued
Residual value exposures
The table below gives details of the unguaranteed residual values included in the carrying value of finance lease receivables (see pages 411 to 415) and operating lease assets (see pages 454 to 456).
	Year in which residual value will be recovered
		After 1 year	After 2 years
	Within 1	but within	but within	After 5
	year	2 years	5 years	years	Total
2013	£m	£m	£m	£m	£m
Operating leases
- transportation	197	34	217	134	582
- cars and light commercial vehicles	18	8	7	—	33
- other	24	25	32	1	82
Finance lease contracts	41	53	198	429	721
Hire purchase agreements	—	1	—	1	2
	280	121	454	565	1,420

2012
Operating leases
- transportation	284	182	207	333	1,006
- cars and light commercial vehicles	317	44	49	1	411
- other	30	19	39	3	91
Finance lease contracts	38	47	148	318	551
Hire purchase agreements	1	—	1	—	2
	670	292	444	655	2,061

2011
Operating leases
- transportation	244	314	187	390	1,135
- cars and light commercial vehicles	458	75	105	2	640
- other	23	21	33	8	85
Finance lease contracts	26	48	147	270	491
Hire purchase agreements	—	—	1	—	1
	751	458	473	670	2,352

The Group provides asset finance to its customers through acting as a lessor. It purchases plant, equipment and intellectual property, renting them to customers under lease arrangements that, depending on their terms, qualify as either operating or finance leases.

Notes on the consolidated accounts

29 Structured entities
A structured entity (SE) is an entity that has been designed such that voting or similar rights are not the dominant factor in deciding who controls the entity, for example when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are usually established for a specific, limited purpose, they do not carry out a business or trade and typically have no employees. They take a variety of legal forms - trusts, partnerships and companies - and fulfil many different functions. As well as being a key element of securitisations, SEs are also used in fund management activities to segregate custodial duties from the fund management advice.

The Group applies IFRS 10 ‘Consolidated Financial Statements’ in determining whether or not to consolidate an SE. Entities, including SEs, are consolidated where the Group has power over the investee; exposure, or rights, to variable returns from its involvement with the entity; and the ability to use its power over the entity to affect the amount of the Group’s returns.

Consolidated structured entities
Securitisations
In a securitisation, assets, or interests in a pool of assets, are transferred generally to an SE which then issues liabilities to third party investors. The majority of securitisations are supported through liquidity facilities or other credit enhancements. The Group arranges securitisations to facilitate client transactions and undertakes own asset securitisations to sell or to fund portfolios of financial assets. The Group also acts as an underwriter and depositor in securitisation transactions in both client and proprietary transactions.

The Group’s involvement in client securitisations takes a number of forms. It may: sponsor or administer a securitisation programme; provide liquidity facilities or programme-wide credit enhancement; and purchase securities issued by the vehicle.

Own asset securitisations
In own-asset securitisations, the pool of assets held by the SE is either originated by the Group, or (in the case of whole loan programmes) purchased from third parties.

The table below analyses the asset categories for those own-asset securitisations where the transferred assets continue to be recorded on the Group’s balance sheet.

	2013				2012				2011
		Debt securities in issue				Debt securities in issue				Debt securities in issue
		Held by third	Held by the			Held by third	Held by the			Held by third	Held by the
	Assets	parties	Group (1)	Total	Assets	parties	Group (1)	Total	Assets	parties	Group (1)	Total
Asset type	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages
- UK	14,434	4,876	10,978	15,854	16,448	6,462	11,963	18,425	49,549	10,988	47,324	58,312
- Irish	9,300	1,890	8,751	10,641	10,587	3,217	7,634	10,851	12,660	3,472	8,670	12,142
UK credit cards	3,261	500	1,625	2,125	3,019	1,243	1,736	2,979	4,037	500	110	610
UK personal loans	3,382	—	3,677	3,677	4,658	—	4,283	4,283	5,168	—	4,706	4,706
Other loans (2)	12,326	488	12,078	12,566	18,008	1,059	18,064	19,123	19,778	4	20,577	20,581
	42,703	7,754	37,109	44,863	52,720	11,981	43,680	55,661	91,192	14,964	81,387	96,351
Cash deposits	6,245				5,366				11,164
	48,948				58,086				102,356

Notes:
(1)	Debt securities retained by the Group may be pledged with central banks.
(2)	Corporate, social housing and student loans.

Commercial paper conduits
The Group consolidates a number of asset-backed commercial paper (ABCP) conduits. A conduit is an SE that issues commercial paper and uses the proceeds to purchase or fund a pool of assets. The commercial paper is secured on the assets and is redeemed by further commercial paper issuance, repayment of assets or funding from liquidity facilities. Commercial paper is typically short-dated, usually up to three months.  At 31 December 2013 assets held by the conduits totalled £1.6 billion (2012 - £3.6 billion; 2011 - £13.1 billion).  At 31 December 2013 and at 31 December 2012 the conduits were funded entirely by the Group.

Covered bond programme
Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of debt securities by the Group. The Group retains all of the risks and rewards of these loans, the partnerships are consolidated, the loans retained on the Group’s balance sheet and the related covered bonds included within debt securities in issue. At 31 December 2013, £16,177 million of mortgages provided security for debt securities in issue of £9,041 million (2012: mortgages £15,990 million, bonds £10,139 million; 2011: mortgages £15,441 million, bonds £9,107 million).

Notes on the consolidated accounts

29 Structured entities continued
Unconsolidated structured entities
The Group’s interests in unconsolidated structured entities are analysed below.
		Asset backed
	Asset backed	securitisation
	securitisation	vehicles -	Investment
	vehicles - sponsored	not sponsored	funds	Other	Total
2013	£m	£m	£m	£m	£m
Held for trading
Loans and advances to customers	1	1	—	289	291
Debt securities	203	9,405	176	159	9,943
Equity shares	—	1	622	—	623
Derivatives assets	261	142	22	1,334	1,759
Derivatives liabilities	(112)	—	(140)	(424)	(676)
Total	353	9,549	680	1,358	11,940

Other than held-for-trading
Loans and advances to customers	—	3,967	26	30	4,023
Debt securities	481	19,926	8	43	20,458
Total	481	23,893	34	73	24,481

Liquidity facilities/loan commitments	4	2,630	1	233	2,868
Guarantees	—	83	—	9	92

Total exposure	838	36,155	715	1,673	39,381

Notes:
(1)	Income from interests in unconsolidated structured entities includes interest receivable, changes in fair value and other income less impairments that may be required.
(2)
A sponsored entity is a structured entity established by the Group where the Group provides liquidity and/or credit enhancements or provides ongoing services to the entity. The Group can act as sponsor for its own or for customers’ transactions.

(3)
In 2013 the Group transferred £2,119 million of assets into sponsored structured entities which are not consolidated by the Group and for which the Group held no interest at 31 December 2013. The income arising from these entities was £192 million.

Notes on the consolidated accounts

30 Asset transfers
Under IAS 39 a financial asset is transferred if the Group either (a) transfers the contractual rights to receive the asset's cash flows; or (b) retains the right to the asset's cash flows but assumes a contractual obligation to pay those cash flows to a third party.  Following a transfer the financial asset will be derecognised; not derecognised and retained in full on the Group’s balance sheet; or continue to be recognised on the balance sheet to the extent of the Group’s continuing involvement.

Transfers that do not qualify for derecognition
Securities repurchase agreements and lending transactions
The Group enters into securities repurchase agreements and securities lending transactions under which it transfers securities in accordance with normal market practice.

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

	2013	2012	2011
Assets subject to securities repurchase agreements or security lending transactions	£m	£m	£m
Debt securities	55,554	91,173	79,480
Equity shares	5,310	6,772	6,534

Transfers that continue to be recognised to the extent of the Group’s continuing involvement (IAS 39)
In certain securitisations of US residential mortgages, substantially all the risks and rewards have been neither transferred nor retained, but the Group has retained control of the assets and continues to recognise the assets to the extent of its continuing involvement, as defined by IAS 39, which takes the form of retaining certain subordinated bonds issued by the securitisation vehicles.

These interests relate predominantly to mortgage-backed securities which were re-securitised. Retained interests are generally not held to maturity and are typically sold after settlement of the securitisation. Retained interests may be subordinated to other investors' interests. Third party investors and securitisation trusts have no recourse to the Group's other assets for failure of debtors to perform on the securitised loans or securities, effectively transferring the risk of future credit losses to the purchasers of the securities issued by the trust. The value of the retained interest varies and is subject to credit, interest rate, prepayment, and other risks of the transferred assets. In the ordinary course of business, the Group does not provide any other financial support to the securitisation trusts other than holding these retained interests.

At 31 December 2013, securitised assets were £0.3 billion (2012 - £0.4 billion; 2011 - £0.6 billion); retained interest at fair value £59 million (2012 - £61 million; 2011 - £72 million); subordinated assets £35 million (2012 - £1 million; 2011 - £3 million); and related liabilities £35 million (2012 - £1 million; 2011 - £3 million).

Transfers that qualify for derecognition but in which the Group has continuing involvement (IFRS 7)
The Group has transferred and derecognised certain assets but it has continuing involvement, as defined in IFRS 7, through holdings of debt securities with a carrying value at 31 December 2013 of £389 million and fair value of £345 million (31 December 2012: carrying value - £398 million; fair value - £339 million).  Income for 2013 was £11 million (2012 - £13 million).

Assets pledged as collateral
The Group pledges collateral with its counterparties in respect of derivative liabilities and bank and other borrowings.

	2013	2012	2011
Assets pledged against liabilities	£m	£m	£m
Loans and advances to banks	10,342	12,784	19,691
Loans and advances to customers	23,594	25,186	52,225
Securities	8,673	24,236	3,713
	42,609	62,206	75,629

Liabilities secured by assets
Deposits by banks	3,254	12,309	6,369
Customer accounts	2,766	3,000	2,663
Derivatives	42,691	60,434	82,356
	48,711	75,743	91,388

Notes on the consolidated accounts

31 Capital resources
The Group's regulatory capital resources in accordance with PRA definitions were as follows:
	2013	2012	2011
	£m	£m	£m
Shareholders’ equity (excluding non-controlling interests)
Shareholders' equity	58,742	68,678	75,367
Preference shares - equity	(4,313)	(4,313)	(4,313)
Other equity instruments	(979)	(979)	(979)
	53,450	63,386	70,075
Non-controlling interests
Non-controlling interests	473	1,770	686
Regulatory adjustments to non-controlling interests	—	(1,367)	(259)
	473	403	427
Regulatory adjustments and deductions
Own credit	726	691	(2,634)
Defined benefit pension fund adjustment	362	913	—
Net unrealised AFS losses	308	346	957
Cash flow hedging reserve	84	(1,666)	(879)
Other regulatory adjustments	(103)	(197)	571
Goodwill and other intangible assets	(12,368)	(13,545)	(14,858)
50% of expected losses less impairment provisions	(19)	(1,904)	(2,536)
50% of securitisation positions	(748)	(1,107)	(2,019)
50% of APS first loss	—	—	(2,763)
	(11,758)	(16,469)	(24,161)

Core Tier 1 capital	42,165	47,320	46,341

Other Tier 1 capital
Preference shares - equity	4,313	4,313	4,313
Preference shares - debt	911	1,054	1,094
Innovative/hybrid Tier 1 securities	4,207	4,125	4,667
	9,431	9,492	10,074
Tier 1 deductions
50% of material holdings (1)	(976)	(295)	(340)
Tax on expected losses less impairment provisions	6	618	915
	(970)	323	575
Total Tier 1 capital	50,626	57,135	56,990

Note:
(1)	From 1 January 2013 material holdings in insurance companies are deducted 50% from Tier 1 and 50% from Tier 2.

Notes on the consolidated accounts

31 Capital resources continued
	2013	2012	2011
	£m	£m	£m
Qualifying Tier 2 capital
Undated subordinated debt	2,109	2,194	1,838
Dated subordinated debt - net of amortisation	12,436	13,420	14,527
Unrealised gains on AFS equity shares	114	63	108
Collectively assessed impairment provisions	395	399	635
Non-controlling Tier 2 capital	—	—	11
	15,054	16,076	17,119

Tier 2 deductions
50% of securitisation positions	(748)	(1,107)	(2,019)
50% of standardised expected losses less impairment provisions	(25)	(2,522)	(3,451)
50% of material holdings (1)	(976)	(295)	(340)
50% of APS first loss	—	—	(2,763)
	(1,749)	(3,924)	(8,573)

Total Tier 2 capital	13,305	12,152	8,546

Supervisory deductions
Unconsolidated investments
- Direct Line Group (1)	—	(2,081)	(4,354)
- Other investments	(36)	(162)	(239)
Other deductions	(236)	(244)	(235)
	(272)	(2,487)	(4,828)
Total regulatory capital	63,659	66,800	60,708

Note:
(1)	From 1 January 2013 material holdings in insurance companies are deducted 50% from Tier 1 and 50% from Tier 2.

It is the Group's policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the Group has regard to the supervisory requirements of the PRA. The PRA uses risk asset ratio (RAR) as a measure of capital adequacy in the UK banking sector, comparing a bank's capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are ‘weighted’ to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a Tier 1 component of not less than 4%. The Group has complied with the PRA’s capital requirements throughout the year.

A number of subsidiaries and sub-groups within the Group, principally banking and insurance entities, are subject to various individual regulatory capital requirements in the UK and overseas. Furthermore, the payment of dividends by subsidiaries and the ability of members of the Group to lend money to other members of the Group may be subject to restrictions such as local regulatory or legal requirements, the availability of reserves and financial and operating performance.

Notes on the consolidated accounts

32 Memorandum items
Contingent liabilities and commitments
The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2013. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group's expectation of future losses.

		More than	More than
		1 year but	3 years but
	Less than	less than	less than	Over
	1 year	3 years	5 years	5 years	2013	2012	2011
	£m	£m	£m	£m	£m	£m	£m
Contingent liabilities
Guarantees and assets pledged as collateral security	9,144	3,541	5,802	1,692	20,179	19,164	25,032
Other contingent liabilities	2,840	1,258	582	1,311	5,991	10,697	10,912
	11,984	4,799	6,384	3,003	26,170	29,861	35,944

Commitments (1)
Undrawn formal standby facilities, credit lines and other commitments to lend
- less than one year	77,592	—	—	—	77,592	83,461	100,092
- one year and over	9,943	44,214	66,174	15,123	135,454	132,347	139,871
Other commitments	2,598	136	44	15	2,793	1,976	2,912
	90,133	44,350	66,218	15,138	215,839	217,784	242,875

Contingent liabilities and commitments	102,117	49,149	72,602	18,141	242,009	247,645	278,819

Note:
(1)	Includes liquidity facilities provided to Group sponsored conduits.

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

	2013	2012	2011
	£m	£m	£m
Operating leases
Minimum rentals payable under non-cancellable leases (1)
- within 1 year	348	399	468
- after 1 year but within 5 years	1,143	1,253	1,453
- after 5 years	2,144	2,286	2,714
	3,635	3,938	4,635
Property, plant and equipment
Contracts to buy assets to be leased under operating leases (2)	—	—	2,607
Other capital expenditure	38	37	35
	38	37	2,642

Contracts to purchase goods or services (3)	1,162	959	1,130
	4,835	4,934	8,407

Notes:
(1)	Predominantly property leases.
(2)	Amount related to RBS Aviation Capital which was sold in 2012. Included £486 million due within one year.
(3)	Of which due within 1 year: £373 million (2012 - £444 million; 2011 - £483 million).

Trustee and other fiduciary activities
In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group's financial statements. The Group earned fee income of £462 million (2012 - £476 million; 2011 - £502 million) from these activities.

The Financial Services Compensation Scheme
The Financial Services Compensation Scheme (FSCS), the UK's statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the industry. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March), subject to annual maxima set by the Prudential Regulation Authority. In addition, the FSCS has the power to raise levies on a firm that has ceased to participate in the scheme and is in the process of ceasing to be authorised for the costs that it would have been liable to pay had the FSCS made a levy in the financial year it ceased to be a participant in the scheme.

The FSCS has borrowed from HM Treasury to fund compensation costs associated with the failure of Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki ‘Icesave’ and London Scottish Bank plc. The interest rate on these borrowings is subject to a floor being the higher of 12 month LIBOR plus 100 basis points or the relevant gilt rate for the equivalent cost of borrowing from HMT. The FSCS and HM Treasury have agreed that the period of these loans will reflect the expected timetable for recoveries from the estates of Bradford & Bingley and the other failed banks. The FSCS will levy the deposit taking sector for its share of the balance of the principal outstanding for the non-Bradford & Bingley loan prior to the FSCS loan facility with HMT expiring in March 2016. In addition, the FSCS recently announced HMT’s intention to collect an interim payment relating to resolution costs for Dunfermline Building Society of £100 million. The capital element of the levy is expected to rise to £399 million (£363 million in the 2013/14 scheme year).

The Group has accrued £144 million for its share of estimated FSCS levies for the 2013/14 and 2014/15 scheme years.

Notes on the consolidated accounts

32 Memorandum items continued
Litigation, investigations and reviews
Arising out of their normal business operations, the Group and certain members of the Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action in the United Kingdom, the United States and other jurisdictions.

The Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of the legal proceedings, investigations and regulatory and governmental matters in which the Group is involved is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory and governmental matters as at 31 December 2013 (see Note 22). The litigation provision reflects in large part the £1.9 billion provision taken in the last quarter of 2013 primarily related to mortgage-backed securities and securities related litigation and investigations. The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that the Group has recognised.

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

There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are material individually or in aggregate.

Litigation
Shareholder litigation
RBS and certain of its subsidiaries, together with certain current and former officers and directors were named as defendants in purported class actions filed in the United States District Court for the Southern District of New York involving holders of RBS preferred shares (the Preferred Shares litigation) and holders of American Depositary Receipts (the ADR claims).

In the Preferred Shares litigation, the consolidated amended complaint alleged certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserted claims under Sections 11, 12 and 15 of the US Securities Act of 1933, as amended (Securities Act). The putative class is composed of all persons who purchased or otherwise acquired Group Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (SEC) registration statement. In September 2012, the Court dismissed the Preferred Shares litigation with prejudice. On 25 September 2013, the United States Court of Appeals for the Second Circuit (Second Circuit Court of Appeals) affirmed the lower Court’s dismissal of the litigation. The deadline for plaintiffs to appeal from the Second Circuit Court of Appeals to the United States Supreme Court has expired.

With respect to the ADR claims, a consolidated amended complaint asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934 and Sections 11, 12 and 15 of the Securities Act was filed in November 2011 on behalf of all persons who purchased or otherwise acquired the Group's American Depositary Receipts (ADRs) from issuance through 20 January 2009. In September 2012, the Court dismissed the ADR claims with prejudice. On 5 August 2013, the Court denied the plaintiffs’ motions for reconsideration and for leave to re-plead their case. The plaintiffs have appealed the dismissal of this case to the Second Circuit Court of Appeals, and that appeal is in the process of being briefed by the parties.

Additionally, between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against the Group (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions were made in connection with the rights issue announced by the Group on 22 April 2008 in breach of the Financial Services and Markets Act 2000. On 30 July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. The Group’s defence to the claims was filed on 13 December 2013.

Notes on the consolidated accounts

32 Memorandum items continued
Other securitisation and securities related litigation in the United States
Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the pending individual and class action cases involve the issuance of more than US$67 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. Group companies remain as defendants in more than 40 lawsuits brought by purchasers of MBS, including the purported class actions identified below.

Among these MBS lawsuits are four cases filed on 2 September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The primary FHFA lawsuit remains pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of MBS for which Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. Of these approximately US$10.5 billion were outstanding at 31 December 2013 with cumulative losses of approximately US$0.9 billion (being the loss of principal value suffered by security holders). On 30 September 2013, the Court denied the defendants’ motion to dismiss FHFA’s amended complaint in this case. Discovery is ongoing.

The other three FHFA lawsuits (against Ally Financial Group, Countrywide Financial Corporation and Nomura) name RBS Securities Inc. as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue. Two of these cases are part of a coordinated proceeding in the United States District Court for the Southern District of New York in which discovery is underway. The third case (the Countrywide matter) is pending in the United States District Court for the Central District of California. Two other FHFA lawsuits (against JP Morgan and Morgan Stanley) in which RBS Securities Inc. was an underwriter defendant have been settled without any contribution from RBS Securities Inc.

Other MBS lawsuits against Group companies include three cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union, Western Corporate Federal Credit Union, Southwest Corporate Federal Credit Union, and Members United Corporate Federal Credit Union) and six cases filed by the Federal Home Loan Banks of Boston, Chicago, Indianapolis, Seattle and San Francisco.

The purported MBS class actions in which Group companies are defendants include New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al. and In re IndyMac Mortgage-Backed Securities Litigation. A third MBS class action, New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al., has been settled in principle for US$275 million subject to documentation and court approval. There is a provision that fully covers the settlement amount. The case relates to more than US$15 billion of the issued MBS that are the subject of MBS claims pending against Group companies. The outcome in this case should not be seen as indicative of how other MBS lawsuits may be resolved.

RBS Securities Inc. was also a defendant in Luther v. Countrywide Financial Corp. et al. and related class action cases (the “Luther Litigation”). On 5 December 2013, the court granted final approval of a US$500 million settlement of plaintiffs’ claims to be paid by Countrywide without contribution from RBS Securities Inc. Several members of the settlement class are appealing the court-approved settlement to the United States Court of Appeals for the Ninth Circuit.

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

London Interbank Offered Rate (LIBOR)
Certain members of the Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of the Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which Group companies are defendants, including all purported class actions relating to USD LIBOR, have been transferred to a coordinated proceeding in the United States District Court for the Southern District of New York. In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. On 29 March 2013, the Court dismissed plaintiffs' antitrust claims, claims under RICO (Racketeer Influenced and Corrupt Organizations Act), and certain state law claims, but declined to dismiss certain other claims. Discovery is stayed. Over 35 other USD LIBOR-related actions involving RBS have been stayed pending further order from the Court.

Notes on the consolidated accounts

32 Memorandum items continued
Certain members of the Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR (the "Yen action") and (ii) Euribor (the "Euribor action"), both of which are pending in the United States District Court for the Southern District of New York.

Details of LIBOR investigations and their outcomes affecting the Group are set out under ‘Investigations and reviews’ below.

Credit Default Swap Antitrust Litigation
Certain members of the Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action pending in the United States District Court for the Southern District of New York. The plaintiffs generally allege that defendants violated the U.S. antitrust laws by restraining competition in the market for credit default swaps through various means and thereby causing inflated bid-ask spreads for credit default swaps.

FX antitrust litigation
Certain members of the Group, as well as a number of other financial institutions, have been named as defendants in multiple antitrust class action complaints filed in the United States District Court for the Southern District of New York since November 2013. The plaintiffs generally allege that the defendants violated the U.S. antitrust laws, state statutes, and the common law by conspiring to manipulate the foreign exchange market by manipulating benchmark foreign exchange rates.

Madoff
In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC., filed a clawback claim against The Royal Bank of Scotland N.V. (RBS N.V.) in New York bankruptcy court. In the operative complaint, filed in August 2012, the trustee seeks to recover US$75.8 million in redemptions that RBS N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that RBS N.V. allegedly received from its swap counterparties at a time when RBS N.V. allegedly ‘knew or should have known of Madoff’s possible fraud’. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. A further claim, for US$21.8 million, was filed in October 2011.

Thornburg adversary proceeding
RBS Securities Inc. and certain other Group companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the U.S. bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers.

Complex Systems
RBS N.V. is a defendant in an action pending in the United States District Court for the Southern District of New York filed by Complex Systems, Inc (CSI). The plaintiff alleges that RBS N.V. has since late 2007 been using the plaintiff's back-office trade finance processing software without a valid licence, in violation of the US Copyright Act. On 17 October 2013, the Court granted summary judgment to CSI on the issue of liability. The plaintiff was seeking in excess of US$300 million in alleged profits that the plaintiff claimed was attributable to RBS N.V.'s use of the disputed software, but on 8 November 2013, the Court barred the plaintiff from recovering any such profits although the plaintiff continues to seek actual damages of an unspecified amount. On 25 October 2013, the plaintiff filed a motion for a permanent injunction against RBS N.V.'s further use of the software, and a hearing on that motion, which RBS N.V. opposes, has been scheduled for 14 March 2014.

CPDO Litigation
CPDO claims have been served on RBS N.V. in England, the Netherlands and Australia relating to the sale of a type of structured financial product known as a constant proportion debt obligation (CPDO). In November 2012, the Federal Court of Australia issued a judgment against RBS N.V. and others in one such case. It held that RBS N.V. and others committed certain wrongful acts in connection with the rating and sale of the CPDO. In March 2013, RBS N.V. was ordered to pay A$19.7 million. RBS N.V. has appealed this decision and the appeal is due to be heard in March 2014. The judgment may potentially have significance to the other claims served and to any future similar claims.

Investigations and reviews
The Group’s businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. The Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom, the European Union, the United States and elsewhere, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities or fines. Any of the events or circumstances mentioned below could have a material adverse effect on the Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

The Group is co-operating fully with the investigations and reviews described below.

Notes on the consolidated accounts

32 Memorandum items continued
LIBOR, other trading rates and foreign exchange rates
On 6 February 2013, the Group announced settlements with the Financial Services Authority in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of the London Interbank Offered Rate (LIBOR). RBS agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. In addition, on 12 April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and on 6 January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement. On 12 April 2013, RBS Securities Japan Limited received a business improvement order from Japan’s Financial Services Agency requiring RBS to take remedial steps to address certain matters, including inappropriate conduct in relation to Yen LIBOR.

RBS Securities Japan Limited is taking steps to address the issues raised in compliance with that order. In June 2013, RBS was listed amongst the 20 banks found by the Monetary Authority of Singapore (MAS) to have deficiencies in the governance, risk management, internal controls and surveillance systems relating to benchmark submissions following a finding by the MAS that certain traders made inappropriate attempts to influence benchmarks in the period 2007 - 2011. RBS was ordered at that time to set aside additional statutory reserves with MAS of SGD1-1.2 billion and to formulate a remediation plan. RBS has submitted its remediation plan to the MAS.

The Group is co-operating with investigations and new and ongoing requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, ISDAFIX and non-deliverable forwards. The Group is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading.

In December 2013, the Group agreed to pay settlement penalties of approximately EUR 260 million and EUR 131 million to resolve investigations by the European Commission into Yen LIBOR competition infringements and EURIBOR competition infringements respectively.

In addition, various governmental and regulatory authorities have commenced investigations into foreign exchange trading activities apparently involving multiple financial institutions. The Group has received enquiries from certain of these authorities including the FCA. The Group is reviewing communications and procedures relating to certain currency exchange benchmark rates as well as foreign exchange trading activity. At this stage, the Group cannot estimate reliably what effect, if any, the outcome of the investigation may have on the Group.

Technology incident in June 2012
On 19 June 2012, the Group was affected by a technology incident, as a result of which the processing of certain customer accounts and payments were subject to considerable delay. The cause of the incident has been investigated by independent external counsel with the assistance of third party advisors. The Group agreed to reimburse customers for any loss suffered as a result of the incident and the Group made a provision of £175 million in 2012.

The incident, the Group's handling of the incident, and the systems and controls surrounding the processes affected, are the subject of regulatory investigations in the UK and in the Republic of Ireland.

On 9 April 2013, the UK Financial Conduct Authority (FCA) announced that it had commenced an enforcement investigation into the incident. This is a joint investigation conducted by the FCA together with the UK Prudential Regulation Authority (PRA). The FCA and PRA will reach their conclusions in due course and will decide whether or not to initiate enforcement action following that investigation. While the outcomes of the FCA and PRA investigations will be separate, the regulators have indicated that they will endeavour to co-ordinate the timescales of their respective investigations. Separately the Central Bank of Ireland has initiated an investigation.

Interest rate hedging products
In June 2012, following an industry wide review, the FSA announced that the Group and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses who were classified as retail clients or private customers under FSA rules. On 31 January 2013, the FSA issued a report outlining the principles to which it wished the Group and other UK banks to adhere in conducting the review and redress exercise.

The Group will provide fair and reasonable redress to non-sophisticated customers classified as retail clients or private customers, who were mis-sold interest rate hedging products. In relation to non-sophisticated customers classified as retail clients or private customers who were sold interest rate products other than interest rate caps on or after 1 December 2001 up to 29 June 2012, the Group is required to (i) make redress to customers sold structured collars; and (ii) write to customers sold other interest rate hedging products offering a review of their sale and, if it is appropriate in the individual circumstances, the Group will propose fair and reasonable redress on a case by case basis. Furthermore, non-sophisticated customers classified as retail clients or private customers who have purchased interest rate caps during the period on or after 1 December 2001 to 29 June 2012 will be entitled to approach the Group and request a review.

The redress exercise and the past business review are being scrutinised by an independent reviewer, who will review and agree any redress, and will be overseen by the FCA.

Notes on the consolidated accounts

32 Memorandum items continued
In addition to the redress exercise that is being overseen by the FCA, the Group is also dealing with a large number of active claims by customers who are eligible to be considered under the FCA redress programme as well as customers who are outside of such scope due to their sophistication. The Group is encouraging those customers that are eligible, to seek redress under the redress scheme overseen by the FCA. To the extent that claims are brought, the Group believes it has strong grounds for defending these claims.

The Group has decided to undertake a similar exercise and past business review in relation to the sale of interest rate hedging products to retail designated small and medium sized businesses in the Republic of Ireland and to customers of RBS International.

The Group has made provisions totalling £1.25 billion to date for this matter, including £550 million in 2013, of which £0.2 billion has been utilised at 31 December 2013.

Retail banking
Since initiating an inquiry into retail banking in the European Union (EU) in 2005, the European Commission (EC) continues to keep retail banking under review. In late 2010 the EC launched an initiative pressing for greater transparency of bank fees and is currently proposing to legislate for increased harmonisation of terminology across Member States. The Group cannot predict the outcome of these actions at this stage.

FSA mystery shopping review
On 13 February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The Group was one of the firms involved. The action required includes a review of the training provided to advisers, considering whether changes are necessary to advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers). The Group will be required to appoint an independent third party to either carry out or oversee this work. The scope and terms of the past business review and the appointment of the independent third party remain under discussion. The Group cannot predict the outcome of this review at this stage.

Card Protection Plan Limited
On 22 August 2013, the FCA announced that Card Protection Plan Limited (“CPP”) and 13 banks and credit card issuers, including the Group, had agreed to a compensation scheme in relation to the sale of card and/or identity protection insurance to certain retail customers. CPP has now written to affected policyholders to confirm the details of the proposed scheme, which requires approval by a policyholder vote and by the High Court of England and Wales. A creditors’ meeting was held on 7 January 2014, at which the creditors voted in favour of the proposed scheme. The Group has made appropriate levels of provision based on its estimate of ultimate exposure.

Tomlinson Report
On 25 November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK government’s Department for Business Innovation and Skills, was published (Tomlinson Report). The Tomlinson Report was critical of the Group’s Global Restructuring Group’s treatment of SMEs. The Tomlinson Report has been passed to the PRA and FCA. On 29 November 2013, the FCA announced that an independent skilled person will be appointed under Section 166 of the Financial Services and Markets Act to review the allegations in the report. On 17 January 2014, Promontory Financial Group and Mazars were appointed as the skilled person. The Group will fully cooperate with the FCA in its investigation.

In response to the Tomlinson Report, the Bank has instructed Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: the Group’s Global Restructuring Group was alleged to be culpable of systemic and institutional behaviour in artificially distressing otherwise viable businesses and through that putting businesses into insolvency. Clifford Chance is due to submit a report to the Board by the end of the first quarter of 2014.

Multilateral interchange fees
In 2007, the EC issued a decision that, while interchange is not illegal per se, MasterCard’s multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA were in breach of competition law. MasterCard was required to withdraw (i.e. set to zero) the relevant cross-border MIF by 21 June 2008. MasterCard appealed against the decision to the General Court in March 2008, with the Group intervening in the appeal proceedings. The General Court heard MasterCard’s appeal in July 2011 and issued its judgment in May 2012, upholding the EC’s original decision. MasterCard has appealed further to the Court of Justice and the Group has intervened in these appeal proceedings.

The appeal hearing took place on 4 July 2013 and the Advocate General’s (AG) opinion (which is a non binding opinion and provided to the Court in advance of its final decision) was published on 30 January 2014. The AG opinion proposes that the Court should dismiss MasterCard’s appeal. The Court’s decision is awaited. MasterCard negotiated interim cross border MIF levels to apply for the duration of the General Court proceedings. These MIF levels remain in place during the appeal before the Court of Justice.

On 9 April 2013, the EC announced it was opening a new investigation into interbank fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries.

Notes on the consolidated accounts

32 Memorandum items continued
In March 2008, the EC opened a formal inquiry into Visa’s MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the EEA. In April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. In April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. In July 2012 Visa made a request to re-open the settlement in order to modify the fee. The EC rejected the request and in October 2012 Visa filed an appeal to the General Court seeking to have that decision annulled. That appeal is ongoing. The EC is continuing its investigations into Visa’s cross border MIF arrangements for deferred debit and credit transactions. On 31 July 2012 the EC announced that it had issued Visa with a supplementary Statement of Objections regarding consumer credit cards in the EEA. On 14 May 2013, the EC announced it had reached an agreement with Visa regarding immediate cross border credit card MIF rates. The agreement has now been market tested and its final publication is awaited.

In addition, the EC has proposed a draft regulation on interchange fees for card payments. The draft regulation is subject to a consultation process, prior to being finalised and enacted. It is currently expected that the regulation will be enacted by the end of 2014/early 2015 at the earliest. The draft regulation proposes the capping of both cross-border and domestic MIF rates for debit and credit consumer cards, to take place in two phases. The draft regulation also sets out other proposals for reform including to the Honour All Cards Rule so merchants will be required to accept all cards with the same level of MIF but not cards with different MIF levels.

In the UK, the Office of Fair Trading (OFT) has ongoing investigations into domestic interchange fees applicable in respect of Visa and MasterCard consumer and commercial credit and debit card transactions. The OFT has not made a finding of an infringement of competition law and has not issued a Statement of Objections to any party in connection with those investigations. In February 2013 the OFT confirmed that while reserving its right to do so, it does not currently expect to issue Statements of Objections in respect of these investigations (if at all) prior to the handing down of the judgment of the Court of Justice in the matter of MasterCard's appeal against the EC’s 2007 infringement decision.

The outcomes of these ongoing investigations, proceedings and proposed regulation are not yet known, but they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on the Group’s business in this sector.

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

The FSA published a final policy statement in August 2010 imposing significant changes with respect to the handling of complaints about the mis-selling of PPI. In October 2010, the British Bankers’ Association (BBA) filed an application for judicial review of the FSA’s policy statement and of related guidance issued by the FOS. In April 2011 the High Court issued judgment in favour of the FSA and the FOS and in May 2011 the BBA announced that it would not appeal that judgment. The Group then reached agreement with the FSA on a process for implementation of its policy statement and for the future handling of PPI complaints. Implementation of the agreed processes is currently under way. The Group has made provisions totalling £3.1 billion to date for this matter, including £900 million in 2013, of which £2.2 billion has been utilised at 31 December 2013.

Personal current accounts/retail banking
In July 2008, the OFT published a market study report into Personal Current Accounts (PCAs) raising concerns as regards the way the market was functioning. In October 2009 the OFT summarised initiatives agreed with industry to address these concerns. In December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the PCA market in the UK, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes were required for the market to work in the best interests of bank customers. In March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives designed to address its concerns, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced that it would conduct six-monthly reviews and would also review the market again fully in 2012 and undertake a brief analysis on barriers to entry.

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

Additionally, in May 2010, the OFT announced its review of barriers to entry. The review concerned retail banking and banking for small and medium size enterprises (SMEs) (up to £25 million turnover). The OFT published its report in November 2010. It advised that it expected its review to be relevant to the ICB, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the UK. The OFT did not indicate whether it would undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands. At this stage, it is not possible to estimate the effect of the OFT’s report and recommendations regarding barriers to entry upon the Group.

Notes on the consolidated accounts

32 Memorandum items continued
On 13 July 2012, the OFT launched its planned full review of the PCA market. The review was intended to consider whether the initiatives agreed by the OFT with banks to date have been successful and whether the market should be referred to the Competition Commission (CC) for a fuller market investigation.

The OFT’s PCA report was published on 25 January 2013. The OFT acknowledged some specific improvements in the market since its last review but concluded that further changes are required to tackle ongoing concerns, including a lack of switching, the ability of consumers to compare products and the complexity of overdraft charges. However, the OFT recognised at the time it published the report that a number of major developments were expected over the coming months including divestment of branches, improvements in account switching and assistance to customers to compare products and services. Therefore the OFT decided not to refer the market to the CC but said that it expected to return to the question of a referral to the CC in 2015, or before. The OFT also announced that it will be carrying out behavioural economic research on the way consumers make decisions and engage with retail banking service, and will study the operation of payment systems as well as the SME banking market.

SME banking market study
The OFT announced its market study on competition in banking for SMEs in England and Wales, Scotland and Northern Ireland on 19 June 2013. The OFT has been seeking views on the scope of the market study and on 27 September 2013 published an update paper setting out its proposed scope. The OFT expects to report on the market study in early 2014.

Credit default swaps (CDS) investigation
The Group is a party to the EC’s antitrust investigation into the CDS information market. The Group is co-operating fully with the EC's investigation and in July 2013 received a Statement of Objections from the EC. The EC has raised concerns that a number of banks, Markit and ISDA may have jointly prevented exchanges from entering the CDS market. At this stage, the Group cannot estimate reliably what effect the outcome of the investigation may have on the Group, which may be material.

Securitisation and collateralised debt obligation business
In the United States, the Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations relating to, among other things, issuance, underwriting and trading in mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products. In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, trading activities and repurchase requests.

On 7 November 2013, the Group announced that it had settled with the US Securities and Exchange Commission (‘the SEC’) over its investigation of RBS Securities Inc. relating to due diligence conducted in connection with a 2007 offering of residential mortgage-backed securities and corresponding disclosures. Pursuant to the settlement, RBS Securities Inc., without admitting or denying the SEC's allegations, consented to the entry of a final judgment ordering certain relief, including an injunction and the payment of approximately US$153 million in disgorgement, penalties, and interest. The settlement was subsequently approved by the United States District Court for the District of Connecticut. The Group co-operated fully with the SEC throughout the investigation.

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

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, at the New York State Attorney General's request, representatives of the Group attended an informal meeting to provide additional information about the Group's mortgage securitisation business. The investigation is ongoing and the Group continues to provide the requested information.

US mortgages - loan repurchase matters
The Group’s Markets business in North America has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). Markets did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

Notes on the consolidated accounts

32 Memorandum items continued
In issuing RMBS, Markets generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, Markets made such representations and warranties itself. Where Markets has given those or other representations and warranties (whether relating to underlying loans or otherwise), Markets may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, Markets may be able to assert claims against third parties who provided representations or warranties to Markets when selling loans to it, although the ability to recover against such parties is uncertain. Between the start of 2009 and 31 December 2013, Markets received approximately US$741 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by Markets. However, repurchase demands presented to Markets are subject to challenge and rebuttal by Markets.

RBS Citizens Financial Group, Inc (RBS Citizens) has not been an issuer or underwriter of non-agency RMBS. However, RBS Citizens is an originator and servicer of residential mortgages, and it routinely sells such mortgage loans in the secondary market and to GSEs. In the context of such sales, RBS Citizens makes certain representations and warranties regarding the characteristics of the underlying loans and, as a result, may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of the representations and warranties concerning the underlying loans. Between the start of 2009 and 31 December 2013, RBS Citizens received US$208 million in repurchase demands in respect of loans originated primarily since 2003. However, repurchase demands presented to RBS Citizens are subject to challenge and rebuttal by RBS Citizens.

Although there has in recent times been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner or at all (including as a result of interventions by certain states and local governments), to date, RBS Citizens has not been materially impacted by such disruptions and the Group has not ceased making foreclosures.

The Group cannot currently estimate what the ultimate exposure may be with respect to repurchase demands. Furthermore, the Group is unable to estimate the extent to which the matters described above will impact it, and future developments may have an adverse impact on the Group’s net assets, operating results or cash flows in any particular period.

RBS Citizens consent orders
The activities of RBS Citizens' two US bank subsidiaries - RBS Citizens, N.A. and Citizens Bank of Pennsylvania - are subject to extensive US laws and regulations concerning unfair or deceptive acts or practices in connection with customer products. Certain of the bank subsidiaries’ practices with respect to overdraft protection and other consumer products have not met applicable standards. The bank subsidiaries have implemented and are continuing to implement changes to bring their practices in conformity with applicable laws and regulations. In April 2013, the bank subsidiaries consented to the issuance of orders by their respective primary federal banking regulators, the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation (FDIC) (the Consent Orders). In the Consent Orders (which are publicly available and will remain in effect until terminated by the regulators), the bank subsidiaries neither admitted nor denied the regulators’ findings that they had engaged in deceptive marketing and implementation of the bank's overdraft protection programme, checking rewards programmes, and stop-payment process for pre-authorised recurring electronic fund transfers.

The Consent Orders require the bank subsidiaries to pay a total of US$10 million in civil monetary penalties, to develop plans to provide restitution to affected customers (the amount of which is anticipated to be approximately US$8 million), to cease and desist any operations in violation of Section 5 of the Federal Trade Commission Act, and to submit to the regulators periodic written progress reports regarding compliance with the Consent Orders.

In addition, RBS Citizens, N.A. agreed to take certain remedial actions to improve its compliance risk management systems and to create a comprehensive action plan designed to achieve compliance with the Consent Order. Restitution plans have been prepared and submitted for approval, and RBS Citizens, N.A. has submitted for approval and is in the process of implementing its action plan for compliance with the Consent Order, as well as updated policies, procedures and programmes related to its compliance risk management systems. In addition to the above, the bank subsidiaries could face further formal administrative enforcement actions from their federal supervisory agencies, including the assessment of civil monetary penalties and restitution, relating to issues arising from other consumer products.

Governance and risk management consent order
On 27 July 2011, the Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (the Order) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches. In the Order, the Group agreed to create the following written plans or programmes:

•
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of the Group’s U.S. operations on an enterprise-wide and business line basis,

•	an enterprise-wide risk management programme for the Group’s U.S. operations,

Notes on the consolidated accounts

32 Memorandum items continued
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

US dollar processing consent order
The Group’s operations include businesses outside the United States that are responsible for processing US dollar payments. On 11 December 2013 the Group and The Royal Bank of Scotland plc announced that they had reached a settlement with the Board of Governors of the Federal Reserve System (Fed), the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to The Royal Bank of Scotland plc's historical compliance with US economic sanction regulations outside the US. In settlement with the above authorities, The Royal Bank of Scotland plc agreed to pay US$100 million in total, including US$50 million to the Fed, of which US$33 million was deemed to satisfy the OFAC penalty, and US$50 million to DFS.

As part of the settlement, the Group and The Royal Bank of Scotland plc entered into a consent Cease and Desist Order with the Fed (the Order) indicating, among other things, that: (a) the Group and The Royal Bank of Scotland plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the United States comply with applicable OFAC regulations; (b) from at least 2005 to 2008, certain business lines within The Royal Bank of Scotland plc developed and implemented policies and procedures for processing U.S. dollar-denominated funds transfers through unaffiliated U.S. financial institutions involving parties subject to OFAC Regulations that omitted relevant information from payment messages necessary for the U.S. financial institutions to determine whether these transactions were carried out in a manner consistent with U.S. law; and (c) the Group continues to implement improvements in its oversight and compliance programme for activities involving offices outside the United States that impact the ability of U.S. financial institutions to comply with applicable OFAC sanctions. In the Order (which is publicly available), the Group agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by the Group's global business lines outside of the United States, and to adopt, implement, and comply with the programme. The programme is to be submitted to the Federal Reserve Bank of Boston (Reserve Bank) for approval by 11 March 2014.

Sixty days after approval of the programme, the Group is to complete a global OFAC risk assessment and submit it to the Reserve Bank and the FCA. The Group also agreed in the Order to hire an independent consultant (subject to approval by the Reserve Bank and the FCA) to conduct an annual OFAC compliance review involving a review of compliance policies and their implementation and an appropriate risk-focused sampling of U.S. dollar payments. The Order further requires the Group to submit quarterly written progress reports to the Reserve Bank detailing the form and manner of all actions taken to secure compliance with the Order.

It was also announced that the US Department of Justice and the New York County District Attorney’s Office had concluded their parallel criminal investigations and do not intend to take any action against The Royal Bank of Scotland plc.

US/Swiss tax programme
In August 2013, the DOJ announced a programme for Swiss banks (the Programme), to settle the long-running dispute between the US tax authorities and Switzerland regarding the role of Swiss banks in concealing the assets of US tax payers in offshore accounts. The Programme provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters, concerning their status in connection with the DOJ’s investigations.

Coutts & Co AG (Coutts), a member of the Group incorporated in Switzerland, has notified the DOJ that it intends to participate in the Programme based on the possibility that some of its clients may not have declared their assets in compliance with US tax laws. The Programme requires a detailed review of all US related accounts. The review is due to be completed and the results presented to the DOJ later in 2014.

Notes on the consolidated accounts

33 Net cash (outflow)/inflow from operating activities	2013	2012*	2011*
	£m	£m	£m
Operating loss before tax - continuing operations	(8,243)	(5,277)	(1,396)
Operating profit/(loss) before tax - discontinued operations	177	(111)	482
Decrease in prepayments and accrued income	300	787	976
Interest on subordinated liabilities	886	841	740
Decrease in accruals and deferred income	(889)	(3,653)	(2,897)
Provisions for impairment losses	8,432	5,283	8,709
Loans and advances written-off net of recoveries	(4,090)	(3,925)	(4,000)
Unwind of discount on impairment losses	(391)	(476)	(484)
Profit on sale of property, plant and equipment	(44)	(20)	(22)
(Profit)/loss on sale of subsidiaries and associates	(240)	(95)	28
Profit on sale of securities	(830)	(1,235)	(882)
Charge for defined benefit pension schemes	517	558	555
Pension schemes curtailment and settlement gains	(7)	(41)	—
Cash contribution to defined benefit pension schemes	(821)	(977)	(1,059)
Other provisions charged net of releases	4,422	2,899	963
Other provisions utilised	(2,066)	(1,507)	(513)
Depreciation and amortisation	1,410	1,854	1,875
Gain on redemption of own debt	(175)	(454)	(255)
Write-down of goodwill and other intangible assets	1,403	518	91
Elimination of foreign exchange differences	(47)	7,140	2,702
Other non-cash items	(1,209)	1,809	1,340
Net cash (outflow)/inflow from trading activities	(1,505)	3,918	6,953
Decrease in loans and advances to banks and customers	49,314	30,719	15,800
Decrease in securities	29,140	13,537	10,418
(Increase)/decrease in other assets	(190)	1,672	4,991
Decrease/(increase) in derivative assets	153,864	88,134	(102,972)
Changes in operating assets	232,128	134,062	(71,763)
(Decrease)/increase in deposits by banks and customers	(84,364)	(7,848)	24,096
Decrease in insurance liabilities	—	(119)	(482)
Decrease in debt securities in issue	(26,868)	(68,029)	(55,496)
(Decrease)/increase in other liabilities	(885)	(4,022)	1,827
(Decrease)/increase in derivative liabilities	(148,807)	(89,763)	100,133
Increase/(decrease) in settlement balances and short positions	16	(13,017)	(1,759)
Changes in operating liabilities	(260,908)	(182,798)	68,319
Income taxes paid	(346)	(295)	(184)
Net cash (outflow)/inflow from operating activities	(30,631)	(45,113)	3,325

*Restated

Notes on the consolidated accounts

34 Analysis of the net investment in business interests and intangible assets
	2013	2012	2011
Acquisitions and disposals	£m	£m	£m
Fair value given for businesses acquired	—	(68)	(44)
Net assets sold	1,435	1,317	(299)
Non-cash consideration	3	(90)	—
Profit/(loss) on disposal	240	95	(28)
Net cash and cash equivalents disposed	210	—	—
Net inflow/(outflow) of cash in respect of disposals	1,888	1,322	(327)
Dividends received from associates	134	22	11
Cash expenditure on intangible assets	(872)	(924)	(1,068)
Net inflow/(outflow)	1,150	352	(1,428)

Note:
(1)	Includes cash proceeds of £578 million in 2013 relating to the disposal of the controlling interest in Direct Line Group.

35 Interest received and paid
	2013	2012	2011
	£m	£m	£m
Interest received	17,948	19,238	21,777
Interest paid	(6,450)	(7,044)	(8,629)
	11,498	12,194	13,148

36 Analysis of changes in financing during the year
	Share capital, share premium,
	paid-in equity and merger reserve			Subordinated liabilities
	2013	2012*	2011*	2013	2012	2011
	£m	£m	£m	£m	£m	£m
At 1 January	45,144	53,520	53,298	26,773	26,319	27,053
Issue of ordinary shares	264	120	2	—	—	—
Net proceeds from issue of subordinated liabilities	—	—	—	1,796	2,093	—
Repayment of subordinated liabilities	—	—	—	(3,500)	(258)	(627)
Net cash inflow/(outflow) from financing	264	120	2	(1,704)	1,835	(627)
Transfer to retained earnings	—	—	(50)	—	—	—
Share capital sub-division and consolidation	—	(8,933)	—	—	—	—
Ordinary shares issued in respect of employee share schemes	174	437	270	—	—	—
Other adjustments including foreign exchange	—	—	—	(1,057)	(1,381)	(107)
At 31 December	45,582	45,144	53,520	24,012	26,773	26,319

*Restated

Notes on the consolidated accounts

37 Analysis of cash and cash equivalents
	2013	2012	2011
	£m	£m	£m
At 1 January
- cash	91,658	109,888	102,573
- cash equivalents	41,183	42,767	49,957
	132,841	152,655	152,530
Net cash (outflow)/inflow	(11,664)	(19,814)	125
At 31 December	121,177	132,841	152,655

Comprising:
Cash and balances at central banks	82,659	79,290	79,269
Treasury bills and debt securities	702	772	3,172
Loans and advances to banks	37,816	52,779	70,214
Cash and cash equivalents	121,177	132,841	152,655

Note:
(1)	Includes cash collateral posted with bank counterparties in respect of derivative liabilities of £10,342 million (2012 - £12,784 million; 2011 - £19,691 million).

Certain members of the Group are required by law or regulation to maintain balances with the central banks in the jurisdictions in which they operate. These balances are set out below.

	2013	2012	2011
Bank of England	£0.6bn	£0.4bn	£0.4bn
US Federal Reserve	US$1.2bn	US$1.2bn	US$1.2bn
De Nederlandsche Bank	€0.2bn	€0.4bn	€1.0bn

Notes on the consolidated accounts

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

The ceding of control which resulted from the partial disposal of the Group’s shareholding in Direct Line Group (DLG) has resulted in the Group no longer treating DLG as an operating segment. Comparative data have been restated.

The Group's reportable segments are on a divisional basis as follows:

UK Retail offers a comprehensive range of banking products and related financial services to the personal market. It serves customers through a number of channels including: the RBS and NatWest network of branches and ATMs in the United Kingdom, telephony, online and mobile.

UK Corporate is a leading provider of banking, finance and risk management services to the corporate and SME sector in the United Kingdom. It offers a full range of banking products and related financial services through a nationwide network of relationship managers, and also through telephone and internet channels. The product range includes invoice finance through the RBSIF brand and asset finance through the Lombard brand.

Wealth provides private banking and investment services in the UK through Coutts & Co and Adam & Company, offshore banking through RBS International, NatWest Offshore and Isle of Man Bank, and international private banking through Coutts & Co Ltd.

International Banking serves the world’s largest companies with a leading client proposition focused on financing, risk management and transaction services. It serves as the delivery channel for Markets products to international corporate clients. The division also serves international subsidiaries of clients from other RBS Group divisions (e.g. UK Corporate, Ulster Bank and US Retail & Commercial) through its international network.

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

Markets is a leading origination, sales and trading business across debt finance, fixed income and currencies. The division offers a unified service to the Group’s corporate and institutional clients. The Markets’ origination, sales and research teams build strong ongoing client partnerships, provide market perspective and access, and work with the division’s trading and structuring teams to meet the client’s objectives across financing, risk management, investment, securitisation and liquidity.

A new strategy for the Markets division was announced in June 2013 enabling RBS to concentrate on its core customers’ needs where the Markets business is strongest. Markets is now focused on our core fixed income capabilities across rates, foreign exchange, asset backed products, credit and debit capital markets, while de-emphasising some more capital intensive structured product areas.

Central Functions comprises Group and corporate functions, such as treasury, finance, risk management, legal, communications and human resources. The Centre manages the Group's capital resources and Group-wide regulatory projects and provides services to the operating divisions.

Non-Core managed separately assets that the Group intended to run off or dispose of. The division contained a range of businesses and asset portfolios primarily from the legacy GBM businesses, higher risk profile asset portfolios including excess risk concentrations, and other illiquid portfolios. It also included a number of other portfolios and businesses including regional markets businesses that the Group had concluded were no longer strategic.

Notes on the consolidated accounts

38 Segmental analysis continued
	Net				Depreciation
	interest	Non-interest	Total	Operating	and	Impairment	Operating
	income	income	income	expenses	amortisation	losses	profit/(loss)
2013	£m	£m	£m	£m	£m	£m	£m
UK Retail	3,979	958	4,937	(2,670)	—	(324)	1,943
UK Corporate	2,874	1,593	4,467	(2,075)	(144)	(1,188)	1,060
Wealth	674	419	1,093	(839)	(4)	(29)	221
International Banking	713	1,135	1,848	(1,335)	(5)	(229)	279
Ulster Bank	631	240	871	(554)	—	(1,774)	(1,457)
US Retail & Commercial	1,916	1,073	2,989	(2,026)	(160)	(156)	647
Markets	157	3,165	3,322	(2,431)	(179)	(92)	620
Central items	147	114	261	394	(680)	(64)	(89)
Core	11,091	8,697	19,788	(11,536)	(1,172)	(3,856)	3,224
Non-Core	(99)	(247)	(346)	(526)	(79)	(4,576)	(5,527)
Managed basis	10,992	8,450	19,442	(12,062)	(1,251)	(8,432)	(2,303)

Reconciling items
Own credit adjustments	—	(120)	(120)	—	—	—	(120)
Payment Protection Insurance costs	—	—	—	(900)	—	—	(900)
Interest Rate Hedging Products redress and related costs	—	—	—	(550)	—	—	(550)
Regulatory and legal actions	—	—	—	(2,394)	—	—	(2,394)
Integration and restructuring costs	—	—	—	(650)	(6)	—	(656)
Gain on redemption of own debt	—	175	175	—	—	—	175
Write-down of goodwill	—	—	—	(1,059)	—	—	(1,059)
Amortisation of purchased intangible assets	—	—	—	—	(153)	—	(153)
Strategic disposals	—	161	161	—	—	—	161
Bank levy	—	—	—	(200)	—	—	(200)
Write-down of other intangible assets	—	—	—	(344)	—	—	(344)
RFS Holdings minority interest	(11)	110	99	1	—	—	100
Statutory basis	10,981	8,776	19,757	(18,158)	(1,410)	(8,432)	(8,243)

Notes on the consolidated accounts

38 Segmental analysis continued
	Net				Depreciation
	interest	Non-interest	Total	Operating	and	Impairment	Operating
	income	income	income	expenses	amortisation	losses	profit/(loss)
2012*	£m	£m	£m	£m	£m	£m	£m
UK Retail	3,990	979	4,969	(2,549)	—	(529)	1,891
UK Corporate	2,974	1,749	4,723	(1,916)	(173)	(838)	1,796
Wealth	720	450	1,170	(882)	1	(46)	243
International Banking	913	1,209	2,122	(1,417)	—	(111)	594
Ulster Bank	649	196	845	(521)	—	(1,364)	(1,040)
US Retail & Commercial	1,932	1,159	3,091	(2,050)	(196)	(91)	754
Markets	111	4,372	4,483	(2,707)	(230)	(37)	1,509
Central items	(116)	510	394	364	(634)	(40)	84
Core	11,173	10,624	21,797	(11,678)	(1,232)	(3,056)	5,831
Non-Core	244	44	288	(694)	(250)	(2,223)	(2,879)
Managed basis	11,417	10,668	22,085	(12,372)	(1,482)	(5,279)	2,952

Reconciling items
Own credit adjustments	—	(4,649)	(4,649)	—	—	—	(4,649)
Payment Protection Insurance costs	—	—	—	(1,110)	—	—	(1,110)
Interest Rate Hedging Products redress and related costs	—	—	—	(700)	—	—	(700)
Regulatory and legal actions	—	—	—	(381)	—	—	(381)
Integration and restructuring costs	—	—	—	(1,273)	(142)	—	(1,415)
Gain on redemption of own debt	—	454	454	—	—	—	454
Write-down of goodwill	—	—	—	(18)	—	—	(18)
Asset Protection Scheme	—	(44)	(44)	—	—	—	(44)
Amortisation of purchased intangible assets	—	—	—	—	(178)	—	(178)
Strategic disposals	—	113	113	—	—	—	113
Bank levy	—	—	—	(175)	—	—	(175)
Write-down of other intangible assets	—	—	—	(106)	—	—	(106)
RFS Holdings minority interest	(15)	(3)	(18)	(2)	—	—	(20)
Statutory basis	11,402	6,539	17,941	(16,137)	(1,802)	(5,279)	(5,277)

*Restated

Notes on the consolidated accounts

38 Segmental analysis continued
	Net				Depreciation
	interest	Non-interest	Total	Operating	and	Impairment	Operating
	income	income	income	expenses	amortisation	losses	profit/(loss)
2011*	£m	£m	£m	£m	£m	£m	£m
UK Retail	4,302	1,206	5,508	(2,699)	—	(788)	2,021
UK Corporate	3,092	1,771	4,863	(1,974)	(172)	(793)	1,924
Wealth	645	459	1,104	(846)	9	(25)	242
International Banking	1,157	1,398	2,555	(1,623)	(9)	(168)	755
Ulster Bank	736	211	947	(546)	(1)	(1,384)	(984)
US Retail & Commercial	1,879	1,152	3,031	(1,962)	(206)	(326)	537
Markets	67	4,348	4,415	(3,319)	(159)	(38)	899
Central items	(178)	205	27	648	(711)	2	(34)
Core	11,700	10,750	22,450	(12,321)	(1,249)	(3,520)	5,360
Non-Core	613	361	974	(919)	(357)	(3,917)	(4,219)
Managed basis	12,313	11,111	23,424	(13,240)	(1,606)	(7,437)	1,141

Reconciling items
Own credit adjustments	—	1,914	1,914	—	—	—	1,914
Payment Protection Insurance costs	—	—	—	(850)	—	—	(850)
Sovereign debt impairment and related interest rate
hedge adjustments	—	—	—	—	—	(1,268)	(1,268)
Integration and restructuring costs	(2)	(3)	(5)	(1,005)	(11)	—	(1,021)
Gain on redemption of own debt	—	255	255	—	—	—	255
Asset Protection Scheme	—	(906)	(906)	—	—	—	(906)
Amortisation of purchased intangible assets	—	—	—	—	(222)	—	(222)
Strategic disposals	—	(25)	(25)	(80)	—	—	(105)
Bonus tax	—	—	—	(27)	—	—	(27)
Bank levy	—	—	—	(300)	—	—	(300)
RFS Holdings minority interest	(8)	2	(6)	1	—	(2)	(7)
Statutory basis	12,303	12,348	24,651	(15,501)	(1,839)	(8,707)	(1,396)

*Restated

Notes on the consolidated accounts

38 Segmental analysis continued
	2013			2012*			2011*
		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
Total income	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Retail	4,925	12	4,937	5,054	(85)	4,969	5,550	(42)	5,508
UK Corporate	4,814	(347)	4,467	5,247	(524)	4,723	5,373	(510)	4,863
Wealth	601	492	1,093	492	678	1,170	492	612	1,104
International Banking	1,997	(149)	1,848	2,329	(207)	2,122	2,720	(165)	2,555
Ulster Bank	748	123	871	768	77	845	968	(21)	947
US Retail & Commercial	2,907	82	2,989	2,967	124	3,091	2,843	188	3,031
Markets	2,865	457	3,322	3,859	624	4,483	4,072	343	4,415
Central items	539	(278)	261	263	131	394	(899)	926	27
Core	19,396	392	19,788	20,979	818	21,797	21,119	1,331	22,450
Non-Core	44	(390)	(346)	1,104	(816)	288	2,305	(1,331)	974
Managed basis	19,440	2	19,442	22,083	2	22,085	23,424	—	23,424

Reconciling items
Own credit adjustments	(120)	—	(120)	(4,649)	—	(4,649)	1,914	—	1,914
Integration and restructuring costs	—	—	—	—	—	—	(5)	—	(5)
Gain on redemption of own debt	175	—	175	454	—	454	255	—	255
Asset Protection Scheme	—	—	—	(44)	—	(44)	(906)	—	(906)
Strategic disposals	161	—	161	113	—	113	(25)	—	(25)
RFS Holdings minority interest	101	(2)	99	(16)	(2)	(18)	(6)	—	(6)
Statutory basis	19,757	—	19,757	17,941	—	17,941	24,651	—	24,651

*Restated

Notes on the consolidated accounts

38 Segmental analysis continued
	2013			2012*			2011*
		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
Total revenue	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Retail	6,444	17	6,461	6,524	869	7,393	6,804	441	7,245
UK Corporate	4,557	83	4,640	4,933	121	5,054	4,985	120	5,105
Wealth	984	635	1,619	1,043	839	1,882	1,026	731	1,757
International Banking	2,222	446	2,668	2,652	470	3,122	3,193	394	3,587
Ulster Bank	1,022	67	1,089	1,076	—	1,076	1,298	104	1,402
US Retail & Commercial	3,208	94	3,302	3,413	132	3,545	3,480	198	3,678
Markets	4,009	4,427	8,436	5,299	5,586	10,885	5,757	7,025	12,782
Central items	2,738	8,676	11,414	2,927	14,249	17,176	2,948	13,136	16,084
Core	25,184	14,445	39,629	27,867	22,266	50,133	29,491	22,149	51,640
Non-Core	948	523	1,471	2,164	815	2,979	3,625	387	4,012
Managed basis	26,132	14,968	41,100	30,031	23,081	53,112	33,116	22,536	55,652

Reconciling items
Own credit adjustments	(120)	—	(120)	(4,649)	—	(4,649)	1,914	—	1,914
Integration and restructuring costs	—	—	—	—	—	—	(5)	—	(5)
Gain on redemption of own debt	175	—	175	454	—	454	255	—	255
Asset Protection Scheme	—	—	—	(44)	—	(44)	(906)	—	(906)
Strategic disposals	161	—	161	113	—	113	(25)	—	(25)
RFS Holdings minority interest	110	—	110	(2)	—	(2)	(3)	—	(3)
Eliminations	—	(14,968)	(14,968)	—	(23,081)	(23,081)	—	(22,536)	(22,536)
Statutory basis	26,458	—	26,458	25,903	—	25,903	34,346	—	34,346

*Restated

Total assets	2013			2012*			2011*
			Cost to			Cost to			Cost to
			acquire fixed			acquire fixed			acquire fixed
			assets and			assets and			assets and
			intangible			intangible			intangible
	Assets	Liabilities	assets	Assets	Liabilities	assets	Assets	Liabilities	assets
	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Retail	117,577	116,283	—	117,411	109,307	—	114,469	103,748	—
UK Corporate	104,985	127,123	83	110,158	129,618	345	114,237	129,231	712
Wealth	21,101	37,566	27	21,484	39,437	51	21,716	39,052	65
International Banking	48,526	46,776	33	53,091	52,582	24	69,987	68,086	18
Ulster Bank	28,170	27,028	11	30,754	28,745	4	34,810	27,782	45
US Retail & Commercial	71,738	61,284	267	72,902	63,112	308	76,095	67,376	271
Markets	495,106	462,207	475	714,303	694,747	366	826,947	835,710	1,553
Central items	108,569	84,040	842	115,239	104,601	991	130,164	133,011	960
Core	995,772	962,307	1,738	1,235,342	1,222,149	2,089	1,388,425	1,403,996	3,624
Non-Core	31,197	6,119	18	63,418	9,859	169	104,726	18,220	841
	1,026,969	968,426	1,756	1,298,760	1,232,008	2,258	1,493,151	1,422,216	4,465
Reconciling items
Direct Line Group	—	—	—	12,697	9,267	275	12,912	8,077	99
RFS Holdings minority interest	909	237	—	838	572	—	804	521	—
	1,027,878	968,663	1,756	1,312,295	1,241,847	2,533	1,506,867	1,430,814	4,564
*Restated

Notes on the consolidated accounts

38 Segmental analysis continued
Segmental analysis of assets and liabilities included in disposal groups:

	2013		2012		2011
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
UK Retail	—	—	—	—	7,048	8,808
UK Corporate	—	—	—	—	11,727	12,977
Wealth	3	—	—	—	—	—
International Banking	4	47	144	51	414	88
US Retail & Commercial	679	3,190	—	—	—	—
Markets	74	1	91	2	17	29
Central items	882	1	(74)	1	136	2
Non-Core	773	21	576	808	5,670	1,779
Direct Line Group	—	—	12,697	9,267	—	—
RFS Holdings minority interest	602	118	579	41	438	312
	3,017	3,378	14,013	10,170	25,450	23,995

Segmental analysis of goodwill is as follows:

	UK	UK		International	US Retail &			Direct Line
	Retail	Corporate	Wealth	Banking	Commercial	Markets	Non-Core	Group	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2011	2,799	2,882	812	1,092	3,980	2	15	946	12,528
Transfer to disposal groups	—	—	—	—	—	—	(15)	—	(15)
Currency translation and other adjustments	—	—	—	(28)	12	1	—	(1)	(16)
Acquisitions	—	—	—	—	—	18	—	—	18
Write-down of goodwill
- continuing operations	(20)	(60)	—	—	—	—	—	—	(80)
- discontinued operations	—	—	—	—	—	—	—	(11)	(11)
At 1 January 2012	2,779	2,822	812	1,064	3,992	21	—	934	12,424
Transfers to disposal groups	—	—	—	—	—	—	—	(540)	(540)
Disposals	—	—	(9)	—	—	—	—	—	(9)
Currency translation and other adjustments	—	—	(3)	(24)	(169)	(1)	—	—	(197)
Write-down of goodwill
- continuing operations	—	—	—	—	—	(18)	—	—	(18)
- discontinued operations	—	—	—	—	—	—	—	(394)	(394)
At 1 January 2013	2,779	2,822	800	1,040	3,823	2	—	—	11,266
Disposals	—	—	(1)	—	—	—	—	—	(1)
Currency translation and other adjustments	—	—	2	19	(88)	—	—	—	(67)
Write-down of goodwill	—	—	—	(1,059)	—	—	—	—	(1,059)
At 31 December 2013	2,779	2,822	801	—	3,735	2	—	—	10,139

Notes on the consolidated accounts

38 Segmental analysis continued
(b) Geographical segments
The geographical analysis in the tables below has been compiled on the basis of location of office where the transactions are recorded.

	UK	USA	Europe	RoW	Total
2013	£m	£m	£m	£m	£m
Total revenue	16,015	5,515	2,913	2,015	26,458

Net interest income	7,794	2,200	746	241	10,981
Net fees and commissions	2,544	1,099	663	212	4,518
Income from trading activities	1,474	1,013	106	92	2,685
Other operating income	644	382	242	305	1,573
Total income	12,456	4,694	1,757	850	19,757

Operating (loss)/profit before tax	(2,444)	(615)	(5,262)	78	(8,243)
Total assets	747,347	197,789	40,113	42,629	1,027,878
Of which total assets held for sale	915	750	198	1,154	3,017
Total liabilities	692,861	185,952	50,107	42,146	968,663
Of which total liabilities held for sale	—	3,210	81	87	3,378
Net assets attributable to equity owners and non-controlling interests	54,486	11,837	(9,994)	483	59,215
Contingent liabilities and commitments	107,500	83,048	41,368	10,093	242,009
Cost to acquire property, plant and equipment and intangible assets	1,086	428	232	10	1,756

2012*
Total revenue	12,396	6,824	3,790	2,893	25,903

Net interest income	8,212	2,157	770	263	11,402
Net fees and commissions	2,834	1,220	564	257	4,875
Income from trading activities	(314)	1,539	193	257	1,675
Other operating (loss)/income	(710)	282	356	61	(11)
Total income	10,022	5,198	1,883	838	17,941

Operating (loss)/profit before tax	(4,671)	1,821	(2,034)	(393)	(5,277)
Total assets	899,604	305,588	47,966	59,137	1,312,295
Of which total assets held for sale	11,638	291	1,001	1,083	14,013
Total liabilities	835,268	288,005	61,801	56,773	1,241,847
Of which total liabilities held for sale	8,405	129	871	765	10,170
Net assets attributable to equity owners and non-controlling interests	64,336	17,583	(13,835)	2,364	70,448
Contingent liabilities and commitments	105,018	84,788	49,341	8,498	247,645
Cost to acquire property, plant and equipment and intangible assets	1,953	325	186	69	2,533

2011*
Total revenue	18,212	7,271	5,067	3,796	34,346

Net interest income	8,367	2,430	962	544	12,303
Net fees and commissions	3,389	1,365	244	419	5,417
Income from trading activities	661	1,318	508	214	2,701
Other operating income/(loss)	2,950	219	1,079	(18)	4,230
Total income	15,367	5,332	2,793	1,159	24,651

Operating profit/(loss) before tax	667	1,794	(3,419)	(438)	(1,396)
Total assets	1,007,096	359,592	66,239	73,940	1,506,867
Of which total assets held for sale	19,343	53	6,011	43	25,450
Total liabilities	936,477	341,631	82,059	70,647	1,430,814
Of which total liabilities held for sale	21,903	104	1,988	—	23,995
Net assets attributable to equity owners and non-controlling interests	70,619	17,961	(15,820)	3,293	76,053
Contingent liabilities and commitments	118,702	95,703	51,465	12,949	278,819
Cost to acquire property, plant and equipment and intangible assets	2,522	500	1,484	58	4,564

*Restated

Notes on the consolidated accounts

39 Directors' and key management remuneration
	2013 £000	2012 £000
Directors' remuneration
Non-executive directors - emoluments	1,208	1,218
Chairman and executive directors
- emoluments	3,632	3,825
- contributions and allowances in respect of money purchase schemes	348	436
	5,188	5,479
- amounts receivable under long-term incentive plans	—	1,223
	5,188	6,702

No directors are accruing benefits under defined benefit schemes (2012 - nil). One director is accruing benefits under a money purchase scheme (2012 - one).

The executive directors may participate in the company's long-term incentive plans, executive share option and sharesave schemes and details of their interests in the company's shares arising from their participation are given in the Directors' remuneration report. Details of the remuneration received by each director is also given in the Directors' remuneration report.

Compensation of key management
The aggregate remuneration of directors and other members of key management during the year was as follows:

	2013 £000	2012 £000
Short-term benefits	30,590	32,540
Post-employment benefits	238	699
Termination benefits	2,033	—
Share-based payments	13,003	24,533
	45,864	57,772

40 Transactions with directors and key management
(a) At 31 December 2013, amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group, as defined in UK legislation, were £850,762 in respect of loans to seven persons who were directors of the company at any time during the financial period.

(b) For the purposes of IAS 24 ‘Related Party Disclosures’, key management comprise directors of the company and members of the Group Management Committee. The captions in the Group's primary financial statements include the following amounts attributable, in aggregate, to key management:

	2013 £000	2012 £000
Loans and advances to customers	10,750	11,748
Customer accounts	33,279	36,250

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

The Group enters into transactions with many of these bodies on an arm’s length basis. The principal transactions during 2013, 2012 and 2011 were: Bank of England facilities and the issue of debt guaranteed by the UK Government discussed below and the Asset Protection Scheme which the Group exited on 18 October 2012 having paid total premiums of £2.5 billion. In addition, the redemption of non-cumulative sterling preference shares and the placing and open offer in April 2009 was underwritten by HM Treasury and, in December 2009, B shares were issued to HM Treasury and a contingent capital agreement concluded with HM Treasury (see Note 27). Other transactions include the payment of: taxes principally UK corporation tax (page 396) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy (page 385) and FSCS levies (page 465)); together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

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

At 31 December 2013, the Group had no amounts outstanding under these facilities (2012 and 2011 - nil).

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

At 31 December 2013, the Group had no debt outstanding guaranteed by the UK Government (2012 - nil; 2011 - £21.3 billion).

National Loan Guarantee Scheme
The Group participated in the National Loan Guarantee Scheme (NLGS), providing loans and facilities to eligible customers at a discount of one percent. It did not issue any guaranteed debt under the scheme and consequently, it was not committed to providing a particular volume of reduced rate facilities. At 31 December 2013 the Group had no amounts outstanding under the scheme (2012 - £898 million). The NLGS was superseded by the Funding for Lending Scheme.

The Funding for Lending Scheme
The Funding for Lending Scheme was launched in July 2012. Under the scheme UK banks and building societies are able to borrow UK treasury bills from the Bank of England in exchange for eligible collateral during the drawdown period (1 August 2012 to 31 January 2014). Borrowing is limited to 5% of the participant’s stock of loans to the UK non-financial sector as at 30 June 2012, plus any expansion in lending from that date to the end of 2013. Eligible collateral comprises all collateral eligible for the Bank of England’s discount window facility. The term of each transaction is four years from the date of drawdown. The price for borrowing UK treasury bills under the scheme depends on the participant’s net lending to the UK non-financial sector between 30 June 2012 and the end of 2013. If lending is maintained or expanded over that period, the fee is 0.25% per year on the amount borrowed. If lending declines, the fee increases by 0.25% for each 1% fall in lending, up to a maximum fee of 1.5%. As at 31 December 2013, the Group had no amounts outstanding under the scheme (2012 - £749 million).

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

Notes on the consolidated accounts

42 Post balance sheet events
RBS Capital Resolution
In November 2013, the Group announced the creation of RBS Capital Resolution (RCR), to manage a pool of assets with particularly high long term capital intensity and/or potentially volatile outcomes in stressed environments. RCR became operational on 1 January 2014 with a portfolio of £29 billion assets.

Sale of selected Chicago-area operations of RBS Citizens
On 7 January 2014, the Group announced that RBS Citizens Financial Group, Inc. had reached agreement to sell its Chicago-area retail branches, small business operations and select middle market relationships in the Chicago market to U.S. Bank National Association, a subsidiary of U.S. Bancorp. The sale includes 94 Charter One branches in the Chicago area, $5.3 billion in local deposits and $1.1 billion in locally originated loans for a deposit premium of approximately $315 million, or 6 percent of deposits.  The transaction is subject to regulatory approval and is anticipated to close in mid-2014.

Disposal of Structured Retail Investor Products and Equity Derivatives Businesses
On 19 February 2014, the Group announced that it had reached agreement with BNP Paribas S.A. for the disposal of assets and liabilities related to its structured retail investor products and equity derivatives businesses, and associated market-making activities. The disposal is subject to competition approval and will be implemented on a phased basis during 2014 and 2015. The consideration is not material.

Strategic review
In November 2013, the Group announced that it was undertaking a comprehensive business review of its customer-facing businesses, IT and operations and organisational and decision making structures.

As described on page 10, the Group has announced the results of its Strategic review, resulting in it being realigned into three businesses: Personal & Business Banking, Commercial & Private Banking, and Corporate & institutional Banking.  In addition, the Group will be rationalising and simplifying its systems, based on a target architecture with improved resilience.

Direct Line Insurance Group (DLG)
On 26 February 2014 RBS announced that it had entered into a placing agreement to complete the sale of its residual interest in DLG (except for 4.2 million shares held to satisfy long term incentive plan awards granted by RBS to DLG management). Accordingly, on settlement of the placing, the Group will have completed the disposal as required by the European Commission.

Other than as detailed above, there have been no significant events between 31 December 2013 and the date of approval of these accounts which would require a change to or additional disclosure in the accounts.

Notes on the consolidated accounts

43 Consolidating financial information
The Royal Bank of Scotland plc ('RBS plc') is a 100% owned subsidiary of The Royal Bank of Scotland Group plc ('RBSG plc') and is able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the SEC with a full and unconditional guarantee from RBSG plc.

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

Under IAS 27, RBSG plc and RBS plc account for investments in their subsidiary undertakings at cost less impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would decrease the results for the period of RBSG plc and RBS plc in the information below by £9,580 million and £6,053 million respectively for the year ended 31 December 2013 (£5,083 million and £3,093 million for the year ended 31 December 2012; £2,044 million and £2,853 million for the year ended 31 December 2011). The net assets of RBSG plc and RBS plc in the information below would also be decreased by £1,575 million and £5,536 million respectively at 31 December 2013 (increased by £9,704 million and £1,178 million at 31 December 2011; £15,978 million and £6,389 million at 31 December 2011).

Income statement
For the year ended 31 December 2013	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation Adjustments £m	RBSG Group £m
Net interest income	258	3,370	7,102	251	10,981
Non-interest income	700	7,391	3,523	(2,838)	8,776
Total income	958	10,761	10,625	(2,587)	19,757
Operating expenses	40	(8,217)	(11,399)	8	(19,568)
Impairment losses	—	(2,536)	(5,704)	(192)	(8,432)
Operating profit/(loss) before tax	998	8	(6,478)	(2,771)	(8,243)
Tax	(34)	(1,207)	681	178	(382)
Profit/(loss) from continuing operations	964	(1,199)	(5,797)	(2,593)	(8,625)
Profit from discontinued operations, net of tax	—	—	76	72	148
Profit/(loss) for the year	964	(1,199)	(5,721)	(2,521)	(8,477)

Statement of comprehensive income
For the year ended 31 December 2013	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation Adjustments £m	RBSG Group £m
Profit/(loss) for the year	964	(1,199)	(5,699)	(2,543)	(8,477)
Items that do not qualify for reclassification
Actuarial (losses)/gains on defined benefit plans	—	(13)	459	—	446
Tax	—	6	(252)	—	(246)
	—	(7)	207	—	200
Items that do qualify for reclassification
Available-for-sale financial assets	—	(1,497)	789	302	(406)
Cash flow hedges	—	(1,857)	(125)	(309)	(2,291)
Currency translation	—	(66)	77	(240)	(229)
Tax	—	796	188	30	1,014
	—	(2,624)	929	(217)	(1,912)
Other comprehensive (loss)/income after tax	—	(2,631)	1,136	(217)	(1,712)
Total comprehensive income/(loss) for the year	964	(3,830)	(4,563)	(2,760)	(10,189)

Total comprehensive income/(loss) is attributable to:
Non-controlling interests	—	—	6	131	137
Preference shareholders	349	58	—	(58)	349
Paid-in equity holders	30	—	—	19	49
Ordinary and B shareholders	585	(3,888)	(4,569)	(2,852)	(10,724)
	964	(3,830)	(4,563)	(2,760)	(10,189)

Notes on the consolidated accounts

43 Consolidating financial information continued

Income statement
For the year ended 31 December 2012*	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation Adjustments £m	RBSG Group £m
Net interest income	390	4,038	6,816	158	11,402
Non-interest income	2,263	5,830	2,391	(3,945)	6,539
Total income	2,653	9,868	9,207	(3,787)	17,941
Operating expenses	12	(9,138)	(9,234)	421	(17,939)
Impairment losses	(3,194)	(1,548)	(1,825)	1,288	(5,279)
Operating loss before tax	(529)	(818)	(1,852)	(2,078)	(5,277)
Tax	(155)	37	(419)	96	(441)
Loss from continuing operations	(684)	(781)	(2,271)	(1,982)	(5,718)
Profit/(loss) from discontinued operations, net of tax	—	—	222	(394)	(172)
Loss for the year	(684)	(781)	(2,049)	(2,376)	(5,890)

Statement of comprehensive income
For the year ended 31 December 2012*	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation Adjustments £m	RBSG Group £m
Loss for the year	(684)	(781)	(2,049)	(2,376)	(5,890)
Items that do not qualify for reclassification
Actuarial losses on defined benefit plans	—	(126)	(67)	(1,965)	(2,158)
Tax	—	26	28	298	352
	—	(100)	(39)	(1,667)	(1,806)
Items that do qualify for reclassification
Available-for-sale financial assets	—	(693)	516	822	645
Cash flow hedges	—	554	240	212	1,006
Currency translation	—	11	(394)	(517)	(900)
Tax	—	117	(72)	(197)	(152)
	—	(11)	290	320	599
Other comprehensive (loss)/income after tax	—	(111)	251	(1,347)	(1,207)
Total comprehensive loss for the year	(684)	(892)	(1,798)	(3,723)	(7,097)

Total comprehensive loss is attributable to:
Non-controlling interests	—	—	(15)	(114)	(129)
Preference shareholders	273	58	—	(58)	273
Paid-in equity holders	15	—	—	13	28
Ordinary and B shareholders	(972)	(950)	(1,783)	(3,564)	(7,269)
	(684)	(892)	(1,798)	(3,723)	(7,097)
*Restated

Notes on the consolidated accounts

43 Consolidating financial information continued

Income statement
For the year ended 31 December 2011*	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation Adjustments £m	RBSG Group £m
Net interest income	514	3,473	8,219	97	12,303
Non-interest income	(566)	8,122	6,074	(1,282)	12,348
Total income	(52)	11,595	14,293	(1,185)	24,651
Operating expenses	18	(8,195)	(9,398)	235	(17,340)
Impairment losses	—	(1,533)	(7,184)	10	(8,707)
Operating (loss)/profit before tax	(34)	1,867	(2,289)	(940)	(1,396)
Tax	(73)	(755)	(267)	20	(1,075)
(Loss)/profit from continuing operations	(107)	1,112	(2,556)	(920)	(2,471)
Profit from discontinued operations, net of tax	—	—	348	—	348
(Loss)/profit for the year	(107)	1,112	(2,208)	(920)	(2,123)

Statement of comprehensive income
For the year ended 31 December 2011*	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation Adjustments £m	RBSG Group £m
(Loss)/profit for the year	(107)	1,112	(2,208)	(920)	(2,123)
Items that do not qualify for reclassification
Actuarial losses on defined benefit plans	—	(3)	18	(390)	(375)
Tax	—		12	22	34
	—	(3)	30	(368)	(341)
Items that do qualify for reclassification
Available-for-sale financial assets	—	1,560	541	157	2,258
Cash flow hedges	—	1,083	333	8	1,424
Currency translation	—	15	(1,385)	930	(440)
Tax	—	(628)	(1,154)	224	(1,558)
	—	2,030	(1,665)	1,319	1,684
Other comprehensive income/(loss) after tax	—	2,027	(1,635)	951	1,343
Total comprehensive (loss)/income for the year	(107)	3,139	(3,843)	31	(780)

Total comprehensive (loss)/income is attributable to:
Non-controlling interests	—	—	(5)	(19)	(24)
Preference shareholders	—	58	—	(58)	—
Ordinary and B shareholders	(107)	3,081	(3,838)	108	(756)
	(107)	3,139	(3,843)	31	(780)

*Restated

Notes on the consolidated accounts

43 Consolidating financial information continued

Balance sheet
At 31 December 2013	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation Adjustments £m	RBSG Group £m
Assets
Cash and balances at central banks	—	75,792	6,867	—	82,659
Loans and advances to banks	24,574	77,768	193,024	(241,295)	54,071
Loans and advances to customers	153	225,374	269,326	(54,131)	440,722
Debt securities	1,517	92,327	52,316	(32,561)	113,599
Equity shares	—	7,301	2,274	(764)	8,811
Investments in Group undertakings	54,813	42,328	13,233	(110,374)	—
Settlement balances	—	3,492	2,417	(318)	5,591
Derivatives	164	292,880	9,638	(14,643)	288,039
Intangible assets	—	1,127	5,033	6,208	12,368
Property, plant and equipment	—	2,284	5,616	9	7,909
Deferred tax	—	2,298	1,402	(222)	3,478
Prepayments, accrued income and other assets	36	3,246	7,263	(2,931)	7,614
Assets of disposals groups	842	—	2,136	39	3,017
Total assets	82,099	826,217	570,545	(450,983)	1,027,878

Liabilities
Deposits by banks	1,490	180,293	108,129	(225,933)	63,979
Customer accounts	740	193,553	328,090	(51,503)	470,880
Debt securities in issue	7,015	51,538	36,147	(26,881)	67,819
Settlement balances	—	2,274	3,328	(289)	5,313
Short positions	—	17,898	10,815	(691)	28,022
Derivatives	62	288,507	11,600	(14,643)	285,526
Accruals, deferred income and other liabilities	49	7,201	10,006	(1,239)	16,017
Retirement benefit liabilities	—	65	(336)	3,481	3,210
Deferred tax	—	—	1,617	(1,110)	507
Subordinated liabilities	12,426	30,566	6,009	(24,989)	24,012
Liabilities of disposal groups	—	—	3,378	—	3,378
Total liabilities	21,782	771,895	518,783	(343,797)	968,663

Non-controlling interests	—	—	1,194	(721)	473
Owners’ equity	60,317	54,322	50,568	(106,465)	58,742
Total equity	60,317	54,322	51,762	(107,186)	59,215
Total liabilities and equity	82,099	826,217	570,545	(450,983)	1,027,878

Notes on the consolidated accounts

43 Consolidating financial information continued

Balance sheet
At 31 December 2012*	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation Adjustments £m	RBSG Group £m
Assets
Cash and balances at central banks	—	70,374	8,916	—	79,290
Loans and advances to banks	24,066	109,571	229,459	(299,145)	63,951
Loans and advances to customers	1,266	271,549	283,552	(56,232)	500,135
Debt securities	1,522	122,447	72,097	(38,628)	157,438
Equity shares	—	12,766	3,240	(774)	15,232
Investments in Group undertakings	54,995	40,262	12,081	(107,338)	—
Settlement balances	—	3,090	2,709	(58)	5,741
Derivatives	511	449,838	15,828	(24,274)	441,903
Intangible assets	—	1,033	6,367	6,145	13,545
Property, plant and equipment	—	2,430	7,345	9	9,784
Deferred tax	—	2,878	763	(198)	3,443
Prepayments, accrued income and other assets	20	4,433	5,834	(2,467)	7,820
Assets of disposals groups	—	—	13,755	258	14,013
Total assets	82,380	1,090,671	661,946	(522,702)	1,312,295

Liabilities
Deposits by banks	1,455	209,583	143,259	(252,892)	101,405
Customer accounts	838	256,334	354,409	(90,302)	521,279
Debt securities in issue	9,310	71,494	48,693	(34,905)	94,592
Settlement balances	—	2,878	3,025	(25)	5,878
Short positions	—	14,074	14,208	(691)	27,591
Derivatives	7	439,152	19,448	(24,274)	434,333
Accruals, deferred income and other liabilities	491	7,355	842	6,113	14,801
Retirement benefit liabilities	—	56	347	3,481	3,884
Deferred tax	—	—	2,175	(1,034)	1,141
Subordinated liabilities	11,305	31,635	9,363	(25,530)	26,773
Liabilities of disposal groups	—	—	10,167	3	10,170
Total liabilities	23,406	1,032,561	605,936	(420,056)	1,241,847

Non-controlling interests	—	—	928	842	1,770
Owners’ equity	58,974	58,110	55,082	(103,488)	68,678
Total equity	58,974	58,110	56,010	(102,646)	70,448
Total liabilities and equity	82,380	1,090,671	661,946	(522,702)	1,312,295

*Restated

Notes on the consolidated accounts

43 Consolidating financial information continued

At 31 December 2011*	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation Adjustments £m	RBSG Group £m
Assets
Cash and balances at central banks	—	64,261	15,008	—	79,269
Loans and advances to banks	18,368	109,040	352,420	(396,518)	83,310
Loans and advances to customers	4,056	351,123	316,881	(156,454)	515,606
Debt securities	1,568	181,460	102,311	(76,259)	209,080
Equity shares	—	10,486	5,478	(781)	15,183
Investments in Group undertakings	53,871	32,164	12,107	(98,142)	—
Settlement balances	—	4,059	3,713	(1)	7,771
Derivatives	1,502	537,297	24,781	(33,962)	529,618
Intangible assets	—	876	7,251	6,731	14,858
Property, plant and equipment	—	2,244	9,629	(5)	11,868
Deferred tax	1	2,584	1,115	178	3,878
Prepayments, accrued income and other assets	24	5,338	8,046	(2,432)	10,976
Assets of disposals groups	—	18,715	6,709	26	25,450
Total assets	79,390	1,319,647	865,449	(757,619)	1,506,867

Liabilities
Deposits by banks	1,091	234,297	235,983	(362,567)	108,804
Customer accounts	977	296,902	376,643	(171,567)	502,955
Debt securities in issue	8,373	114,524	113,307	(73,583)	162,621
Settlement balances	—	3,517	3,960	—	7,477
Short positions	—	24,858	16,950	(769)	41,039
Derivatives	79	530,855	27,011	(33,962)	523,983
Accruals, deferred income and other liabilities	704	8,840	14,941	(1,281)	23,204
Retirement benefit liabilities	—	25	423	1,791	2,239
Deferred tax	—	—	2,381	(436)	1,945
Insurance liabilities	—	—	6,268	(35)	6,233
Subordinated liabilities	8,777	30,014	9,393	(21,865)	26,319
Liabilities of disposal groups	—	20,478	3,517	—	23,995
Total liabilities	20,001	1,264,310	810,777	(664,274)	1,430,814

Non-controlling interests	—	—	1,022	(336)	686
Owners’ equity	59,389	55,337	53,650	(93,009)	75,367
Total equity	59,389	55,337	54,672	(93,345)	76,053
Total liabilities and equity	79,390	1,319,647	865,449	(757,619)	1,506,867

*Restated

Notes on the consolidated accounts

43 Consolidating financial information continued

Cash flow statement
For the year ended 31 December 2013	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation Adjustments £m	RBSG Group £m
Net cash flows from operating activities	(2,865)	(21,590)	(6,527)	351	(30,631)
Net cash flows from investing activities	1,206	20,758	1,143	(1,924)	21,183
Net cash flows from financing activities	1,993	(1,387)	(5,834)	2,500	(2,728)
Effects of exchange rate changes on cash and cash equivalents	14	604	(323)	217	512
Net increase/(decrease) in cash and cash equivalents	348	(1,615)	(11,541)	1,144	(11,664)
Cash and cash equivalents at 1 January 2013	997	126,243	125,045	(119,444)	132,841
Cash and cash equivalents at 31 December 2013	1,345	124,628	113,504	(118,300)	121,177

For the year ended 31 December 2012
Net cash flows from operating activities	(984)	(50,033)	(32,975)	38,879	(45,113)
Net cash flows from investing activities	(2,008)	49,347	(22,387)	2,223	27,175
Net cash flows from financing activities	2,156	4,535	(2,898)	(1,776)	2,017
Effects of exchange rate changes on cash and cash equivalents	(50)	(2,938)	(1,708)	803	(3,893)
Net (decrease)/increase in cash and cash equivalents	(886)	911	(59,968)	40,129	(19,814)
Cash and cash equivalents at 1 January 2012	1,883	125,332	185,013	(159,573)	152,655
Cash and cash equivalents at 31 December 2012	997	126,243	125,045	(119,444)	132,841

For the year ended 31 December 2011
Net cash flows from operating activities	3,815	2,084	23,256	(25,830)	3,325
Net cash flows from investing activities	(4,568)	5,933	(3,534)	2,183	14
Net cash flows from financing activities	334	4,258	(3,502)	(2,831)	(1,741)
Effects of exchange rate changes on cash and cash equivalents	(55)	(1,322)	(491)	395	(1,473)
Net (decrease)/increase in cash and cash equivalents	(474)	10,953	15,729	(26,083)	125
Cash and cash equivalents at 1 January 2011	2,357	114,379	169,284	(133,490)	152,530
Cash and cash equivalents at 31 December 2011	1,883	125,332	185,013	(159,573)	152,655

Trust preferred securities
The Group has issued trust preferred securities through trusts 100% owned by the Group (through partnership interests held by RBSG Capital Corporation and RBS) which meet the definition of a finance subsidiary in Regulation S-X, Rule 3-10. The securities represent undivided beneficial interests in the assets of the trusts, which consist of partnership preferred securities representing non-cumulative perpetual preferred limited partnership interests issued by Delaware limited partnerships. The Royal Bank of Scotland Group plc has provided subordinated guarantees for the benefit of the holders of the trust preferred securities and the partnership preferred securities. Under the terms of the guarantees, the Group has fully and unconditionally guaranteed on a subordinated basis, payments on such trust preferred securities and partnership preferred securities, to the extent they are due to be paid and have not been paid by, or on behalf of the trusts and the partnerships, as the case may be. Following implementation of IFRS 10 the trusts are no longer consolidated by the Group. For those trust preferred securities that were classified as non-controlling interests, the Group’s outstanding instruments with the trusts have been classified as Other equity.  For those securities that were classified as subordinated liabilities, the Group’s outstanding instruments with the trusts are classified as subordinated liabilities.

Additional information

497	Financial summary
507	Exchange rates
508	Supervision
509	Description of property and equipment
509	Major shareholders
510	Material contracts
513	Risk factors
527	Iran sanctions and related disclosures

Additional information

Financial summary
The Group's financial statements are prepared in accordance with IFRS. Selected data under IFRS for each of the last five years are presented below.

	2013	2012*	2011*	2010*	2009*
Summary consolidated income statement	£m	£m	£m	£m	£m
Net interest income	10,981	11,402	12,303	13,782	12,928
Non-interest income (1,2,3)	8,776	6,539	12,348	12,840	14,650
Total income	19,757	17,941	24,651	26,622	27,578
Operating expenses (4,5,6,7,8,9)	(19,568)	(17,939)	(17,340)	(17,600)	(16,652)
Profit before insurance net claims and impairment losses	189	2	7,311	9,022	10,926
Insurance net claims	—	—	—	(85)	(134)
Impairment losses (10)	(8,432)	(5,279)	(8,707)	(9,235)	(13,891)
Operating loss before tax	(8,243)	(5,277)	(1,396)	(298)	(3,099)
Tax (charge)/credit	(382)	(441)	(1,075)	(664)	515
Loss from continuing operations	(8,625)	(5,718)	(2,471)	(962)	(2,584)
Profit/(loss) from discontinued operations, net of tax	148	(172)	348	(809)	248
Loss for the year	(8,477)	(5,890)	(2,123)	(1,771)	(2,336)

Loss attributable to:
Non-controlling interests	120	(136)	28	(675)	358
Preference shareholders	349	273	—	105	878
Paid-in equity holders	49	28	—	29	96
Ordinary and B shareholders	(8,995)	(6,055)	(2,151)	(1,230)	(3,668)

*Restated

Notes:
(1)	Includes profit on strategic disposals of £161 million (2012 - £113 million profit; 2011 - £25 million loss; 2010 - £171 million profit; 2009 - £82 million loss).
(2)	Includes gain on redemption of own debt of £175 million (2012 - £454 million; 2011 - £255 million; 2010 - £553 million; 2009 - £3,790 million).
(3)	Includes own credit adjustments of £120 million loss (2012 - £4,649 million loss; 2011 - £1,914 million gain; 2010 - £242 million gain; 2009 - £97 million loss).
(4)
Includes Payment Protection Insurance costs of £900 million (2012 - £1,110 million; 2011 - £850 million), Interest Rate Hedging Products redress and related costs of £550 million (2012 - £700 million) and regulatory and legal actions of £2,394 million (2012 - £381 million).

(5)	Includes integration and restructuring costs of £656 million (2012 - £1,415 million; 2011 - £1,021 million; 2010 - £1,012 million; 2009 - £1,276 million).
(6)	Includes amortisation of purchased intangible assets of £153 million (2012 - £177 million; 2011 - £222 million; 2010 - £369 million; 2009 - £272 million).
(7)	Includes write-down of goodwill of £1,059 million (2012 - £18 million; 2011 - £80 million; 2010 - £1 million; 2009 - £296 million).
(8)	Includes gains on pensions curtailment of £2,148 million in 2009.
(9)	Includes write-down of other intangible assets of £344 million (2012 - £106 million).
(10)	Includes sovereign debt impairment of £1,099 million and related interest rate hedge adjustments of £169 million in 2011.

	2013	2012*	2011*	2010*	2009*
Summary consolidated balance sheet	£m	£m	£m	£m	£m
Loans and advances	494,793	564,086	598,916	655,778	820,146
Debt securities and equity shares	122,410	172,670	224,263	239,678	286,782
Derivatives and settlement balances	293,630	447,644	537,389	438,682	453,487
Other assets	117,045	127,895	146,299	119,438	136,071
Total assets	1,027,878	1,312,295	1,506,867	1,453,576	1,696,486

Owners' equity	58,742	68,678	75,367	75,680	78,392
Non-controlling interests	473	1,770	686	1,171	16,239
Subordinated liabilities	24,012	26,773	26,319	27,053	37,652
Deposits	534,859	622,684	611,759	609,483	756,346
Derivatives, settlement balances and short positions	318,861	467,802	572,499	478,076	475,017
Other liabilities	90,931	124,588	220,237	262,113	332,840
Total liabilities and equity	1,027,878	1,312,295	1,506,867	1,453,576	1,696,486

*Restated

Additional information

Financial summary continued
Other financial data
	2013	2012*	2011*	2010*	2009*
Loss per ordinary and equivalent B share from continuing operations - pence	(81.3)	(54.5)	(22.7)	(3.9)	(58.4)
Diluted loss per ordinary and equivalent B share from continuing operations - pence (1)	(81.3)	(54.5)	(22.7)	(3.9)	(58.4)
Share price per ordinary share at year end - £	3.38	3.25	2.02	3.91	2.92
Market capitalisation at year end - £bn	38.2	36.3	22.3	42.8	31.4
Net asset value per ordinary and equivalent B share - £	5.24	6.31	6.90	7.02	8.81
Return on average total assets (2)	(0.7%)	(0.4%)	(0.1%)	(0.1%)	(0.2%)
Return on average owners equity (3)	(12.6%)	(7.8%)	(2.8%)	(1.5%)	(4.9%)
Return on average ordinary and B shareholders' equity (4)	(14.5%)	(8.9%)	(3.1%)	(0.9%)	(7.4%)
Average owners' equity as a percentage of average total assets	5.6%	5.2%	4.9%	4.6%	2.8%
Risk asset ratio - Tier 1	13.1%	12.4%	13.0%	12.9%	14.1%
Risk asset ratio - Total	16.5%	14.5%	13.8%	14.0%	16.1%
Ratio of earnings to combined fixed charges and preference share dividends (5,6)
- including interest on deposits	(0.34)	0.28	0.85	0.95	0.72
- excluding interest on deposits	(4.51)	(2.99)	(0.37)	0.50	(0.47)
Ratio of earnings to fixed charges only (5,6)
- including interest on deposits	(0.36)	0.29	0.85	0.97	0.77
- excluding interest on deposits	(6.04)	(3.81)	(0.37)	0.58	(0.71)

*Restated

Notes:
(1)	None of the convertible securities had a dilutive effect in 2013, 2012, 2011, 2010 or 2009.
(2)	Return on average total assets represents (loss)/profit attributable to ordinary and B shareholders as a percentage of average total assets.
(3)	Return on average owners equity represents (loss)/profit attributable to equity owners expressed as a percentage of average owners equity.
(4)	Return on average ordinary and B shareholders' equity represents (loss)/profit attributable to ordinary and B shareholders expressed as a percentage of average ordinary and B shareholders' equity.
(5)
For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associates (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(6)
The earnings for the year ended 31 December 2013 and for the years ended 31 December 2012, 2011, 2010 and 2009, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the year ended 31 December 2013 was £8,641 million and for the years ended 31 December 2012, 2011, 2010 and 2009 were £5,578 million, £1,396 million, £3,951 million and £422 million, respectively. The coverage deficiency for fixed charges only for the year ended 31 December 2013 was £8,243 million and for the years ended 31 December 2012, 2011, 2010 and 2009 were £5,277 million, £1,396 million, £1,396 million and £298 million, respectively.

Additional information

Financial summary continued
Analysis of loans and advances to customers
The following table analyses loans and advances to customers excluding reverse repos, before impairment provisions by remaining maturity, geographical (location of office) area and type of customer.
		After 1 year
	Within	but within	After	2013
	1 year	5 years	5 years	Total	2012	2011	2010	2009
	£m	£m	£m	£m	£m	£m	£m	£m
UK
Central and local government	5,353	52	1,546	6,951	8,087	8,037	5,901	4,629
Finance	21,817	4,447	2,673	28,937	33,955	33,235	34,018	35,461
Residential mortgages	10,639	23,842	76,034	110,515	109,530	100,726	101,593	92,584
Personal lending	12,706	3,709	683	17,098	19,692	20,207	23,620	25,759
Property	17,738	16,177	10,337	44,252	53,730	55,751	65,462	71,830
Construction	3,106	1,085	500	4,691	6,507	7,173	9,351	10,604
Manufacturing	5,487	2,538	714	8,739	10,058	10,476	13,810	17,724
Service industries and business activities	22,357	19,691	10,205	52,253	56,435	59,190	70,006	78,806
Agriculture, forestry and fishing	994	1,029	864	2,887	2,699	2,736	2,939	3,084
Finance leases and instalment credit	3,671	4,321	2,532	10,524	10,532	11,216	13,374	16,186
Accrued interest	128	6	2	136	263	375	513	905
Total UK	103,996	76,897	106,090	286,983	311,488	309,122	340,587	357,572

Overseas
US	11,426	32,556	16,458	60,440	63,496	72,933	74,598	83,373
Rest of the World	29,148	19,276	20,131	68,555	76,240	91,817	105,618	263,534
Total Overseas	40,574	51,832	36,589	128,995	139,736	164,750	180,216	346,907

Reverse repos
UK	19,777	—	—	19,777	42,989	42,025	34,234	29,666
US	18,603	—	—	18,603	22,811	17,397	16,154	10,196
Rest of World	11,517	—	—	11,517	4,247	2,072	2,124	1,178
Total reverse repos	49,897	—	—	49,897	70,047	61,494	52,512	41,040

Loans and advances to customers - gross	194,467	128,729	142,679	465,875	521,271	535,366	573,315	745,519
Loan impairment provisions				(25,153)	(21,136)	(19,760)	(18,055)	(17,126)
Loans and advances to customers - net				440,722	500,135	515,606	555,260	728,393

Fixed rate	33,813	30,315	53,324	117,452	123,941	88,429	95,000	223,902
Variable rate	110,757	98,414	89,355	298,526	327,283	385,443	425,803	480,577
Reverse repos	49,897	—	—	49,897	70,047	61,494	52,512	41,040
Loans and advances to customers - gross	194,467	128,729	142,679	465,875	521,271	535,366	573,315	745,519

The Group provides credit facilities at variable rates to its corporate and retail customers. Variable rate credit extended to the Group’s corporate and commercial customers includes bullet and instalment loans, finance lease agreements and overdrafts; interest is generally charged at a margin over a benchmark rate such as LIBOR or base rate. Interest on variable rate retail loans may also be based on LIBOR or base rate; other variable rate retail lending is charged at variable interest rates set by the Group such as its mortgage standard variable rate in the UK.

Additional information

Financial summary continued
Loan impairment provisions
For a discussion of the factors considered in determining the amount of provisions, refer to the provisions policy on page 373 and ‘Critical accounting policies and key sources of estimation uncertainty’ on pages 378 to 381. The following table shows the movements in loan impairment provisions.

	2013	2012	2011	2010	2009
	£m	£m	£m	£m	£m
Provisions at the beginning of the year
UK	9,754	8,222	8,537	7,004	4,634
Overseas	11,496	11,661	9,645	10,279	6,382
	21,250	19,883	18,182	17,283	11,016
Transfer (to)/from disposal groups
UK	—	764	(773)	(25)	—
Overseas	(9)	—	—	(47)	(324)
	(9)	764	(773)	(72)	(324)
Currency translation and other adjustments
UK	323	635	5	(23)	(244)
Overseas	(202)	(945)	(288)	66	(286)
	121	(310)	(283)	43	(530)
Disposals
Overseas	(77)	(5)	8	(2,172)	(65)

Amounts written-off
UK	(2,547)	(2,127)	(2,408)	(2,270)	(2,925)
Overseas	(1,799)	(2,139)	(2,119)	(3,772)	(4,014)
	(4,346)	(4,266)	(4,527)	(6,042)	(6,939)
Recoveries of amounts previously written-off
UK	78	164	158	151	176
Overseas	178	177	369	260	223
	256	341	527	411	399
Charged to income statement - continuing operations (1)
UK	3,593	2,351	2,937	3,916	5,593
Overseas	4,819	2,964	4,304	5,228	7,497
	8,412	5,315	7,241	9,144	13,090
Charged to income statement - discontinued operations
Overseas	—	4	(8)	42	1,044

Unwind of discount (recognised in interest income)
UK	(196)	(255)	(235)	(216)	(230)
Overseas	(195)	(221)	(249)	(239)	(178)
	(391)	(476)	(484)	(455)	(408)
Provisions at the end of the year (2)
UK	11,005	9,754	8,222	8,537	7,004
Overseas	14,211	11,496	11,661	9,645	10,279
	25,216	21,250	19,883	18,182	17,283
Gross loans and advances to customers (3)
UK	286,983	311,488	309,122	340,587	357,572
Overseas	128,995	139,736	164,750	180,216	346,907
	415,978	451,224	473,872	520,803	704,479

For the notes to this table refer to the following page.

Additional information

Financial summary: Loan impairment provisions continued
	2013	2012	2011	2010	2009
Closing customer provisions as a % of gross loans and advances to customers (3, 4)
UK	3.8%	3.1%	2.6%	2.5%	1.9%
Overseas	11.0%	8.2%	7.1%	5.3%	2.9%
Total	6.0%	4.7%	4.2%	3.5%	2.4%
Customer charge to income statement as a % of gross loans and advances to customers (3, 4)
UK	1.3%	0.8%	1.0%	1.1%	1.6%
Overseas	3.7%	2.1%	2.6%	2.9%	2.2%
Total	2.0%	1.2%	1.5%	1.8%	1.9%

Notes:
(1)	Includes £15 million release relating to loans and advances to banks (2012 - £23 million charge; 2011 - nil; 2010 - £13 million release; 2009 - £34 million charge).
(2)	Includes closing provisions against loans and advances to banks - see table below.
(3)	Excludes reverse repos.
(4)	For the purpose of these ratios, closing provisions and charge relating to loans and advances to banks are excluded.

The following table shows additional information in respect of loan impairment provisions.

	2013	2012	2011	2010	2009
	£m	£m	£m	£m	£m
Loan impairment provisions at end of year
Customers	25,153	21,136	19,760	18,055	17,126
Banks	63	114	123	127	157
	25,216	21,250	19,883	18,182	17,283

Average loans and advances to customers (gross)	509,937	541,588	578,057	610,131	821,155

As a % of average loans and advances to customers during the year
Total customer provisions charged to income statement	1.6%	1.0%	1.3%	1.5%	1.6%
Amounts written-off (net of recoveries) - customers	0.8%	0.7%	0.7%	0.9%	0.8%

Analysis of closing customer loan impairment provisions
The following table analyses customer loan impairment provisions by geographical area and type of UK customer.

	2013		2012		2011		2010		2009
		% of loans		% of loans		% of loans		% of loans		% of loans
	Closing	to total	Closing	to total	Closing	to total	Closing	to total	Closing	to total
	Provision	Loans	Provision	Loans	Provision	Loans	Provision	Loans	Provision	Loans
	£m	%	£m	%	£m	%	£m	%	£m	%
UK
Central and local government	2	1.7	—	1.8	—	1.7	—	1.1	—	0.7
Manufacturing	140	2.1	134	2.2	135	2.2	99	2.7	166	2.5
Construction	515	1.1	483	1.4	502	1.5	605	1.8	355	1.5
Finance	73	7.0	104	7.5	64	7.0	97	6.5	27	5.0
Service industries and	2,192	12.6	1,480	12.5	1,219	12.5	1,091	13.4	981	11.2
business activities
Agriculture, forestry and	45	0.7	34	0.6	36	0.6	26	0.6	19	0.4
fishing
Property	5,190	10.6	3,944	11.9	2,860	11.8	2,124	12.6	1,100	10.2
Residential mortgages	319	26.6	457	24.3	397	21.3	313	19.5	196	13.1
Personal lending	1,718	4.1	2,152	4.4	1,926	4.3	2,517	4.5	2,546	3.7
Finance leases and	136	2.5	184	2.3	367	2.4	436	2.6	340	2.3
instalment credit
Accrued interest	—	—	—	0.1	—	0.1	—	0.1	—	0.1
Total UK	10,330	69.0	8,972	69.0	7,506	65.4	7,308	65.4	5,730	50.7
Overseas	12,820	31.0	10,204	31.0	10,268	34.6	8,097	34.6	8,320	49.3
Impaired book provisions	23,150	100.0	19,176	100.0	17,774	100.0	15,405	100.0	14,050	100.0
Latent book provisions	2,003		1,960		1,986		2,650		3,076
Total provisions	25,153		21,136		19,760		18,055		17,126

Additional information

Financial summary continued
Analysis of write-offs
The following table analyses amounts written-off by geographical area and type of UK customer.

	2013	2012	2011	2010	2009
	£m	£m	£m	£m	£m
UK
Manufacturing	41	61	115	107	225
Construction	159	158	228	110	243
Finance	47	30	24	6	105
Service industries and business activities	422	542	383	410	706
Agriculture, forestry and fishing	6	11	4	5	3
Property	950	490	493	396	334
Residential mortgages	180	32	25	17	2
Personal lending	681	610	1,007	1,152	1,192
Finance leases and instalment credit	61	193	129	67	115
Total UK	2,547	2,127	2,408	2,270	2,925
Overseas	1,799	2,139	2,119	3,772	4,014
Total write-offs (1)	4,346	4,266	4,527	6,042	6,939

Note:
(1)	Includes £40 million written-off in respect of loans and advances to banks (2012 - £29 million).

Analysis of recoveries
The following table analyses recoveries of amounts written-off by geographical area and type of UK customer.

	2013	2012	2011	2010	2009
	£m	£m	£m	£m	£m
UK
Manufacturing	1	1	4	2	1
Construction	1	10	6	1	—
Finance	—	1	—	—	2
Service industries and business activities	21	16	10	7	14
Property	5	33	8	4	—
Residential mortgages	—	6	9	6	3
Personal lending	48	93	111	128	99
Finance leases and instalment credit	2	4	10	3	57
Total UK	78	164	158	151	176
Overseas	178	177	369	260	223
Total recoveries	256	341	527	411	399

Additional information

Financial summary continued
Risk elements in lending
Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest.

Impaired loans are all loans (including loans subject to forbearance) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected and those awaiting individual assessment. A latent loss provision is established for the latter.
	2013	2012	2011	2010	2009
	£m	£m	£m	£m	£m
Impaired loans (1)
UK	17,480	18,412	15,576	15,738	13,572
Overseas	19,691	20,074	23,171	19,963	21,453
Total	37,171	38,486	38,747	35,701	35,025
Accruing loans which are contractually overdue 90 days or more as to principal or interest
UK	1,962	2,007	1,698	2,374	2,224
Overseas	259	634	400	523	1,000
Total	2,221	2,641	2,098	2,897	3,224
Total risk elements in lending	39,392	41,127	40,845	38,598	38,249

Closing provisions for impairment as a % of total risk elements in lending	64%	52%	49%	47%	45%
Risk elements in lending as a % of gross lending to customers excluding	9.5%	9.1%	8.6%	7.4%	5.4%
reverse repos (3)

Notes:
(1)
The write-off of impaired loans affects the closing provisions for impairment as a % of total risk elements in lending (the coverage ratio). The coverage ratio reduces if the loan written off carries a higher than average provision and increases if the loan written off carries a lower than average provision.

(2)	Impaired loans at 31 December 2013 include £7,687 million (2012 - £6,009 million) of loans subject to forbearance granted during the year.
(3)	Includes disposal groups.

	2013	2012	2011	2010	2009
	£m	£m	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of impaired loans
UK	571	665	636	579	625
Overseas	696	940	964	830	1,032
	1,267	1,605	1,600	1,409	1,657

Interest on impaired loans included in net interest income
UK	196	255	235	216	230
Overseas	195	221	249	239	178
	391	476	484	455	408

Potential problem loans
Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2013	2012	2011	2010	2009
	£m	£m	£m	£m	£m
Potential problem loans	789	807	739	633	1,009

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

Additional information

Financial summary continued
Forbearance
The table below shows loans granted forbearance during the year. These loans are unimpaired: either the loan was performing before and after the granting of forbearance or the loan was non-performing before but subsequently transferred to the performing book. Loans with impairment provisions subject to forbearance continue to be reported as impaired loans.

	2013	2012	2011	2010	2009
	£m	£m	£m	£m	£m
Loans granted forbearance	7,901	11,196	7,674	5,758	2,698

Notes:
(1)	Wholesale loans subject to forbearance include only those arrangements above thresholds set individually by the divisions, ranging from nil to £3 million.
(2)
For 2013, wholesale loans subject to forbearance were £4,305 million (refer to page 239) and secured retail loans subject to forbearance were £3,596 million (refer to page 243). Unsecured retail loans subject to forbearance are not included. The balance of unsecured retail loans subject to forbearance amounts to £272 million.

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

						Net of short
	Government	Banks	Other	Total	Short positions	positions
2013	£m	£m	£m	£m	£m	£m
United States	9,016	2,062	24,722	35,800	7,984	27,816
Germany	12,308	2,931	4,819	20,058	4,435	15,623
France	4,686	10,234	4,406	19,326	2,352	16,974
Netherlands	4,979	1,685	6,023	12,687	1,192	11,495
Spain	1,461	5,748	4,814	12,023	801	11,222
Italy	5,350	646	1,141	7,137	3,302	3,835
Japan	34	4,872	1,876	6,782	2,556	4,226
Republic of Ireland	170	2,600	2,773	5,543	51	5,492

2012
United States	18,936	1,736	30,983	51,655	12,080	39,575
Germany	14,678	4,289	6,812	25,779	1,956	23,823
France	6,563	13,285	6,224	26,072	2,157	23,915
Netherlands	5,350	2,227	11,200	18,777	1,124	17,653
Spain	893	4,789	6,328	12,010	515	11,495
Italy	3,767	373	1,165	5,305	2,301	3,004
Japan	4,338	6,822	1,410	12,570	2,326	10,244
Republic of Ireland	217	3,557	3,071	6,845	59	6,786

2011
United States	20,932	7,300	38,721	66,953	13,329	53,624
Germany	34,615	5,952	9,787	50,354	2,946	47,408
France	11,633	14,800	8,189	34,622	5,903	28,719
Netherlands	4,466	2,210	10,711	17,387	982	16,405
Spain	340	3,656	10,282	14,278	973	13,305
Italy	5,190	548	1,489	7,227	4,826	2,401
Japan	8,350	7,505	3,375	19,230	3,141	16,089
Republic of Ireland	665	3,287	2,759	6,711	68	6,643

Additional information

Financial summary continued
Analysis of deposits - product analysis
The following table analyses the Group's deposits, excluding repos, by type and geographical area (location of office).
	2013	2012	2011
	£m	£m	£m
UK
Demand deposits
- interest-free	85,268	73,439	66,840
- interest-bearing	169,580	173,384	132,047
Time deposits
- savings	76,043	81,884	81,003
- other	8,357	34,859	63,930
Total UK	339,248	363,566	343,820
Overseas
Demand deposits
- interest-free	38,235	42,250	30,780
- interest-bearing	23,536	34,548	44,413
Time deposits
- savings	23,920	26,891	25,296
- other	24,786	23,057	38,947
Total overseas	110,477	126,746	139,436
Total deposits	449,725	490,312	483,256

Held-for-trading	30,000	42,648	48,458
Designated as at fair value through profit or loss	5,862	6,323	5,627
Amortised cost	413,863	441,341	429,171
Total deposits	449,725	490,312	483,256

Overseas
US	59,046	65,734	74,508
Rest of the World	51,431	61,012	64,928
Total overseas	110,477	126,746	139,436

Repos
UK	40,018	62,055	56,826
US	38,085	63,744	61,411
Rest of the World	7,031	6,573	10,266
Total repos	85,134	132,372	128,503

Additional information

Financial summary continued
Certificates of deposit and other time deposits
The following table shows details of the Group's certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

		Over 3	Over 6
		months	months
	Within	but within	but within	Over
	3 months	6 months	12 months	12 months	Total
2013	£m	£m	£m	£m	£m
UK based companies and branches
Certificates of deposit	671	39	537	65	1,312
Other time deposits	21,575	1,776	2,579	3,505	29,435

Overseas based companies and branches
Certificates of deposit	899	3	10	1	913
Other time deposits	8,427	2,337	1,760	1,252	13,776
	31,572	4,155	4,886	4,823	45,436

Short-term borrowings
Short-term borrowings comprise repurchase agreements, borrowings from financial institutions, commercial paper (CP) and certificates of deposit (CDs). Derivative collateral received from financial institutions is excluded from the table below, as are certain long-term borrowings.

		Financial					Financial
	Repurchase	institutions			2013	Repurchase	institutions			2012	2011
	agreements	(1,2)	CP	CDs	Total	agreements	(1,2)	CP	CDs	Total	Total
At year end
- balance (£bn)	84	61	2	2	149	132	80	3	3	218	254
- weighted average interest rate	0.3%	0.6%	0.4%	0.6%	0.4%	0.5%	0.5%	0.3%	1.0%	0.5%	0.8%

During the year
- maximum balance (£bn)	172	155	3	3	333	181	103	18	20	322	357
- average balance (£bn)	130	71	3	3	207	149	82	9	11	251	288
- weighted average interest rate	0.3%	0.6%	0.4%	0.9%	0.4%	0.5%	0.6%	0.6%	1.2%	0.5%	1.0%

Notes:
(1)	Excludes derivative cash collateral of £26 billion at 31 December 2013 (2012 - £37 billion; 2011 - £41 billion), 2013 average of £31 billion (2012 - £38 billion; 2011 - £35 billion).
(2)	Excludes Federal Home Loan Bank’s long-term borrowings of £2 billion at 31 December 2013 (2012 and 2011 - £1 billion), 2013 average of £1 billion (2012 and 2011 - £1 billion).

Balances are generally based on monthly data. Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year end are average rates for a single day and as such may reflect one-day market distortions, which may not be indicative of generally prevailing rates.

Additional information

Financial summary continued
Other contractual cash obligations
The table below summarises the Group's other contractual cash obligations by payment date.

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2013	£m	£m	£m	£m	£m	£m
Operating leases	90	258	630	513	786	1,358
Contractual obligations to purchase goods or services	107	266	189	588	12	—
	197	524	819	1,101	798	1,358

2012
Operating leases	214	185	694	559	910	1,376
Contractual obligations to purchase goods or services	110	334	500	15	—	—
	324	519	1,194	574	910	1,376

The Group's undrawn formal facilities, credit lines and other commitments to lend were £213,046 million (2012 - £215,808 million). While the Group has given commitments to provide these funds, some facilities may be subject to certain conditions being met by the counterparty. The Group does not expect all facilities to be drawn, and some may lapse before drawdown.

Exchange rates
Except as stated, the following tables show, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York.

	March	February	January	December	November	October
US dollars per £1	2014	2014	2014	2013	2013	2013
Noon Buying Rate
High	1.6743	1.6750	1.6612	1.6574	1.6373	1.6224
Low	1.6491	1.6300	1.6335	1.6254	1.5916	1.5904

		2013	2012	2011	2010	2009
Noon Buying Rate
Period end rate		1.6574	1.6262	1.5537	1.5392	1.6167
Average rate for the year (1)		1.5673	1.5924	1.6105	1.5415	1.5707

Consolidation rate (2)
Period end rate		1.6542	1.6164	1.5475	1.5524	1.6222
Average rate for the year		1.5646	1.5850	1.6039	1.5455	1.5657

Notes:
(1)	The average of the Noon Buying Rates on the last US business day of each month during the year.
(2)	The rates used by the Group for translating US dollars into sterling in the preparation of its financial statements.
(3)	On 25 April 2014, the Noon Buying Rate was £1.00 = US$1.6810.

Additional information

Supervision
United Kingdom
In April 2013, the Financial Services Authority (FSA) was replaced by two new regulators: the Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA). At that point, the PRA became the consolidated supervisor of the Group.  The PRA, an operationally independent subsidiary of the Bank of England, is responsible for promoting the safety and soundness of systemically important financial institutions in the UK. The FCA's overall objective is to ensure financial markets function well.  This is supported by its operational objectives of: securing an appropriate degree of protection for consumers; protecting and enhancing the integrity of the UK financial system; and promoting effective competition in the interests of consumers.

As at 31 December 2013, 16 companies in the Group, spanning a range of financial services sectors (banking, insurance and investment business), were authorised to conduct financial activities in the UK. The UK authorised banks in the Group include The Royal Bank of Scotland plc, National Westminster Bank Plc, Coutts & Co and Ulster Bank Limited. Wholesale activities, other than Group Treasury activities, are concentrated in the Group's Markets, International Banking and UK Corporate Banking divisions, and are undertaken under the names of The Royal Bank of Scotland plc and National Westminster Bank Plc. UK retail banking activities are managed by the UK Retail division and by Ulster Bank Limited in Northern Ireland. The banking service in the Republic of Ireland is provided by Ulster Bank Ireland Limited, which is supervised by the Central Bank of Ireland.

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

United States
The Royal Bank of Scotland Group plc (RBSG) is both a bank holding company and a financial holding company within the meaning of the US Bank Holding Company Act of 1956. As such, it is subject to the regulation and supervision of the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Among other things, the Group's direct and indirect activities and investments in the United States are limited to those that are 'financial in nature' or 'incidental' or 'complementary' to a financial activity, as determined by the Federal Reserve. The Group is also required to obtain the prior approval of the Federal Reserve before acquiring directly or indirectly, the ownership or control of more than 5% of any class of the voting shares of any US bank or holding company. Under current Federal Reserve policy, the Group is required to act as a source of financial strength for its US bank subsidiaries. Among other things, this source of strength obligation could require the Group to inject capital into any of its US bank subsidiaries if any of them became undercapitalised.

Additional information

Anti-money laundering, anti-terrorism and economic sanctions regulations are a major focus of the US government for financial institutions and are rigorously enforced by the US government agencies.

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

Description of property and equipment
The Group operates from a number of locations worldwide, principally in the UK. At 31 December 2013, the Royal Bank and NatWest had 608 and 1,392 retail branches, respectively, in the UK. Ulster Bank has a footprint of 214 branches and an extensive network of business banking offices across Northern Ireland and the Republic of Ireland. US Retail & Commercial had 1,366 retail banking offices (including in-store branches) covering Connecticut, Delaware, Illinois, Massachusetts, Michigan, New Hampshire, New Jersey, New York, Ohio, Pennsylvania, Rhode Island and Vermont. A substantial majority of the UK branches are owned by the Royal Bank, NatWest and their subsidiaries or are held under leases with unexpired terms of over 50 years. The Group's principal properties include its headquarters at Gogarburn, Edinburgh, its principal offices in London at 135 and 280 Bishopsgate and the Drummond House administration centre located at South Gyle, Edinburgh.

Total capital expenditure on premises (excluding investment properties), computers and other equipment in the year ended 31 December 2013 was £571 million (2012 - £801 million; 2011 - £820 million).

Major shareholders
In December 2008, The Solicitor for the Affairs of Her Majesty's Treasury (HM Treasury) acquired 22,854 million ordinary shares representing 57.9% of the company's issued ordinary share capital. During 2009, HM Treasury acquired a further 16,791 million ordinary shares raising their holding to 70.3% of the company's issued ordinary share capital.

In December 2009, HM Treasury acquired 51 billion B shares in the company representing the entire issued B share capital. As a result of the ordinary share sub-division and consolidation which took place in June 2012, HM Treasury’s holding in the company’s ordinary shares became 3,964 million ordinary shares of £1 each. At 31 December 2013, HM Treasury’s holding in the company’s ordinary shares was 63.9%.

As far as the company is aware, there have been no significant changes in the percentage ownership of major shareholders of the company's ordinary, B and preference shares during the three years ended 26 February 2014. All shareholders within a class of the company's shares have the same voting rights.

As at 31 December 2013, almost all of the company's US$ denominated preference shares and American Depository Shares representing ordinary shares were held by shareholders registered in the US. All other shares were predominantly held by shareholders registered outside the US.

Additional information

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

B Share Acquisition and Contingent Capital Agreement
On 26 November 2009, the company and HM Treasury entered into the Acquisition and Contingent Capital Agreement pursuant to which HM Treasury subscribed for the initial B shares and the Dividend Access Share (the "Acquisitions") and agreed the terms of HM Treasury's subscription (the “Contingent Subscription”) for an additional £8 billion in aggregate in the form of further B shares (the "Contingent B shares"), to be issued on the same terms as the initial B shares. The Acquisitions were subject to the satisfaction of various conditions, including the company having obtained the approval of its shareholders in relation to the Acquisitions.

The company and HM Treasury further agreed the terms of the £8 billion Contingent Subscription of the Contingent B shares in the Acquisition and Contingent Capital Agreement. For a period of five years from 22 December 2009 or, if earlier, until the occurrence of a termination event or until the company’s decision (with PRA (formerly FSA) consent) to terminate such Contingent Subscription (the "Contingent Period"), if the Core Tier 1 ratio of the company fell below five per cent (and if certain other conditions were met) HM Treasury would be committed to subscribe for the Contingent B shares in no fewer than two tranches of £6 billion and £2 billion (or such smaller amounts as the company and HM Treasury may agree). Any unused portion of the £8 billion could be subscribed in one or more further tranches.

On December 16, 2013, the company announced that, having received approval from the PRA, it had terminated the £8 billion Contingent Subscription. The Group was able to cancel the Contingent Subscription as a result of the actions announced in the second half of 2013 to further strengthen its capital position.

On entering into the Contingent Subscription in 2009, the company recognised the present value of the annual fees payable under the agreement (£1,208 million) as a liability and debited a contingent capital reserve within equity. Following termination of the Contingent Subscription, the outstanding final annual fee of £320 million was no longer payable. The balance sheet liability for this fee has been extinguished with a corresponding entry to equity.

The company gave certain representations and warranties to HM Treasury on the date of the Acquisition and Contingent Capital Agreement, on the date the circular was posted to shareholders, on the first date on which all of the conditions precedent were satisfied, or waived, and on the date of the Acquisitions.

The company agreed to reimburse HM Treasury for its expenses incurred in connection with the Acquisitions.

The company agreed to a number of undertakings, including with respect to: (i) restrictions on the payment of dividends or other distributions on, and the redemption of, certain securities; (ii) expectations regarding the repurchase of the B shares by the company (which will be removed under the DRA (as defined below) subject to approval of the DRA by the company’s independent shareholders as set out below); (iii) negotiating in good faith to maintain the status of the B shares and Dividend Access Share as Core Tier 1 capital; and (iv) restrictions in relation to the company's share premium account.

Additional information

Material contracts continued
HM Treasury has agreed to waive its statutory pre-emption rights arising out of the B shares and the Dividend Access Share in respect of any future issue of equity securities by the company other than B shares or the Dividend Access Share and has agreed to vote its B shares and the Dividend Access Shares, as applicable, in favour of each special resolution to disapply its pre- emption rights under the B shares and/or the Dividend Access Share then held by HM Treasury every time they arise in respect of any such future issue. The pre-emption rights arising out of the B shares and the Dividend Access Share have also been disapplied in the Articles of Association.

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

For as long as it is a substantial shareholder of the company (within the meaning of the UKLA's Listing Rules), HM Treasury has undertaken not to vote on related party transaction resolutions at general meetings and to direct that its affiliates do not so vote if HM Treasury is the related party for the purposes of such transaction.

DAS Retirement Agreement
The Dividend Access Share (“DAS”) was created in 2009 (see B Share Acquisition and Contingent Capital Agreement above).  On 9 April 2014, the company entered into the DAS Retirement Agreement (the “DRA”) with HM Treasury.  Pursuant to the terms of the DRA, and subject to approval by the company’s independent shareholders, it has been agreed that within 45 business days of such approval and subject to the satisfaction of certain other conditions, the company will pay HM Treasury an initial DAS dividend of £320 million.  A further £1.18 billion shall be payable to HM Treasury (together with the initial dividend, the ‘DAS Retirement Dividend Amount’), in the form of one or more further DAS dividends, at the discretion of the directors of the company and with flexibility as to timing.  Any unpaid portion of the DAS Retirement Dividend Amount will be subject to an increase of 5 per cent. per annum, calculated on a daily accruals basis from 1 January 2016, if such portion has not been paid before 1 January 2016 and an increase of 10 per cent. per annum, calculated on a daily accruals basis from 1 January 2021, on any part of the balance that has not been paid before 1 January 2021.  Once the DAS Retirement Dividend Amount (subject to any increase) has been paid, the DAS will lose its enhanced dividend rights and will be redesignated as a single B share.  In addition, if the independent shareholders of the company approve the DRA, the DRA will remove (i) the mechanism whereby the preferential dividend rights under the DAS fall away once the company’s ordinary share price trades at or above a certain level for a specified period of time and (ii) the expectation in the B Share Acquisition and Contingent Capital Agreement that the company would repurchase B shares if it is “prudent and practicable” to do so.

State Aid Commitment Deed
As a result of the State Aid granted to the company in 2008 and 2009, it was required to work with HM Treasury to submit a State Aid restructuring plan to the European Commission, which was then approved under the State Aid rules. The company agreed a series of measures which supplemented the measures in the company's strategic plan.

At the the same time, the company entered into a State Aid Commitment Deed with HM Treasury which provided that the Group would comply or procure compliance with these measures and behavioural commitments. The company agreed to do all acts and take all measures to ensure HM Treasury's compliance with its obligations under any European Commission decision approving State Aid to the company.

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

The State Aid Commitment Deed also provides for the company’s undertakings in respect of State Aid to be modified in certain limited circumstances. However, HM Treasury has undertaken that it will not, without the consent of the company, agree modifications to the company 's undertakings with respect to State Aid which are significantly more onerous to the company than those granted in order to obtain the State Aid approval.

The company has recently concluded discussions with HM Treasury and the European Commission in relation to certain amendments to the terms of the State Aid approval and has entered into the Revised State Aid Commitment Deed pursuant to which the company has agreed to comply or procure compliance with the revised state aid commitments. HMT’s obligations to the EC and the Company’s commitments under the Revised State Aid Commitment Deed will remain in effect even if the DRA is not approved by independent shareholders.

State Aid Costs Reimbursement Deed
Under the State Aid Costs Reimbursement Deed, the Group has agreed to reimburse HM Treasury for fees, costs and expenses associated with the State Aid and State Aid approval.

Sale of RBS England & Wales and NatWest Scotland branch based business
On 27 September 2013, the Group agreed a £600 million pre-IPO investment with a consortium of investors led by Corsair Capital and Centerbridge Partners, in relation to its RBS England and Wales and NatWest Scotland branch based business which centres around 314 branches in the UK.  Following completion of the operational and legal separation of the business into a standalone bank to be branded Williams & Glyn, an exercise that is already well underway, the Group will pursue an Initial Public Offering (IPO). The pre-IPO investment took the form of a £600 million bond, which was issued by the Royal Bank on 21 October 2013, which will be exchangeable for a significant minority interest in Williams & Glyn at the time of IPO. The bond will convert into Williams & Glyn shares at the IPO price, subject to a minimum ownership level which will be linked to the tangible book value of Williams & Glyn prior to the IPO, and in any case no more than a stake of 49%. To the extent the maximum ownership level is reached, the bond will be partially redeemed in cash such that the investors will receive a total value of £600 million of cash and shares at the IPO price. At the IPO, subject to RBSG's consent, the investors will have the option to acquire up to 10% additionally at the IPO price, subject to their pro forma ownership being no more than 49% in aggregate.  The Royal Bank Markets division provided a £270 million secured financing package to the investor-consortium in relation to the investment.

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

$0.02 (or less) per ADS	Any cash distribution to ADS registered holders.

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of securities of deposited securities to ADS registered holders.

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depository or its agent when you deposit or withdraw shares.

Expenses of the depository	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement).

Converting foreign currency to U.S. dollars.

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary.

Any charges incurred by the depository or its agents for servicing the deposited securities	As necessary.

Fees payable by the depository to the issuer
Fees incurred in past annual Period
From 1 January 2013 to 31 December 2013, the company received from the depository $300,000 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filling of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

Fees to be paid in the future.
The bank of New York Mellon, as depository, has agreed to reimburse the Company for expenses they incur that are related to establishment and maintenance expenses of the ADS program. The depository has agreed to reimburse the Company for its continuing annual stock exchange listing fees, the depository has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim reports, printing and distributing dividend cheques, electronic filing of U.S. federal tax information, mailing required tax forms, stationary, postage, facsimile, and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs of special investor relations promotional activities. In certain instances, the depository has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depository will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depository collects from investors

Additional information

Risk factors
Set out below are certain risk factors which could adversely affect the Group's future results, its financial condition and prospects and cause them to be materially different from what is expected. The factors discussed below and elsewhere in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the Group.

The Group’s ability to implement its new strategic plan and achieve its capital goals depends on the success of the Group's plans to refocus on its core strengths and the timely divestment of RBS Citizens
Since the beginning of the global economic and financial crisis in 2008 and as a result of the changed global economic outlook, the Group has been engaged in a financial and core business restructuring which has been focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding and lowering exposure to capital-intensive businesses. A key part of the restructuring programme announced in February 2009 was to run down and sell the Group’s non-core assets and businesses with a continued review of the Group’s portfolio to identify further disposals of certain non-core assets and businesses. Assets identified for this purpose and allocated to the Group’s Non-Core division totalled £258 billion, excluding derivatives, at 31 December 2008. By 31 December 2013, this total had reduced to £28.0 billion (31 December 2012 - £57.4 billion), excluding derivatives, as further progress was made in business disposals and portfolio sales during the course of 2013. This balance sheet reduction programme has been implemented alongside the disposals under the State Aid restructuring plan approved by the EC. During 2012 the Group implemented changes to its wholesale banking operations, including the reorganisation of its wholesale businesses and the exit and downsizing of selected existing activities (including cash equities, corporate banking, equity capital markets, and mergers and acquisitions).

During Q3 2013, the Group worked with HM Treasury as part of its assessment of the merits of creating an external “bad bank” to hold certain assets of the Group. Although the review concluded that the establishment of an external “bad bank” was not in the best interests of all stakeholders, the Group committed to take a series of actions to further de-risk its business and strengthen its capital position.

These actions include:
•
The formation of the Capital Resolution Group (CRG), which is made up of four pillars: exiting the assets in RBS Capital Resolution (RCR), delivering the initial public offerings (IPO)  for both RBS Citizens and Williams & Glyn and optimising the Group’s shipping business;

•
The creation of RCR to manage the run-down of problem assets, which totalled £29 billion at the end of 2013, with the goal of removing 55-70% of these assets over the next two years with a clear aspiration to remove all these assets from the balance sheet in three years; and

•	Lifting the Group’s capital targets including by:
°	accelerating the divestment of RBS Citizens, the Group’s US banking subsidiary, with a partial IPO now planned for 2014, and full divestment of the business intended by the end of 2016; and

°	intensifying management actions to reduce risk weighted assets.

Since the end of Q3 2013, the Group has been conducting a review of its activities which has resulted in additional changes to the Group’s strategic goals. It is now intended to further simplify and downsize the Group with an increased focus on service to its customers.  As part of simplifying the Group, the current divisional structure will be replaced by three new customer segments, covering Personal & Business, Commercial & Private Banking and Corporate & Institutional Banking. As part of this reorganisation of the business, the intention will be to remain in businesses where the Group can be number one for its customers. For those businesses where that is not the case, the Group will either fix, close or dispose of such businesses. This reorganisation, together with investment in technology and more efficient support functions are intended to deliver significant improvements in the Group’s Return on Equity and costs: income ratio in the longer term.

Implementation of the Group’s new strategic plan will require significant restructuring of the Group at the same time that it will also be implementing structural changes to comply with the Financial Services (Banking Reform) Act 2013 (the “Banking Reform Act” 2013) and its ring-fencing requirements. The level of structural change intended to be implemented within the Group over the medium term taken together with the overall scale of change to make the Group a smaller, more focused financial institution, are likely to be disruptive and increase operational risks for the Group. There can be no assurance that the Group will be able to successfully implement this new strategy together with other changes required of the Group in the time frames contemplated or at all.

The Group’s ability to dispose of businesses, including RBS Citizens and the EC mandated branch divestment now known as Williams & Glyn, and assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which remain volatile. As a result there is no assurance that the Group will be able to sell or run down (as applicable) the businesses it has planned to sell or exit or asset portfolios it is seeking to sell either on favourable economic terms to the Group or at all. Material tax or other contingent liabilities could arise on the disposal or run-down of assets or businesses and there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained in a timely manner, or at all. There is consequently a risk that the Group may fail to complete such disposals within time frames envisaged by the Group, its regulators and the EC.

The Group may be exposed to deteriorations in businesses or portfolios being sold between the announcement of the disposal and its completion, which period may be lengthy and may span many months. In addition, the Group may be exposed to certain risks, including risks arising out of ongoing liabilities and obligations, breaches of covenants, representations and warranties, indemnity claims, transitional services arrangements and redundancy or other transaction related costs.

The occurrence of any of the risks described above could negatively affect the Group’s ability to implement its new strategic plan and achieve its capital targets and could have a material adverse effect on the Group’s business, results of operations, financial condition and cash flows. There can also be no assurance that if the Group is able to execute its strategic plan that the new strategy will ultimately be successful or beneficial to the Group.

Additional information

Risk factors continued
The Group is subject to political risks
The Group and The Royal Bank of Scotland plc (“RBS” or the “Royal Bank”), its principal operating subsidiary, are both headquartered and incorporated in Scotland. The Scottish Government is holding a referendum in September 2014 on the question of Scottish independence from the UK. Although the outcome of such referendum is uncertain, subject to any mitigating factors, the uncertainties resulting from an affirmative vote in favour of independence would be likely to significantly impact the Group’s credit ratings and could also impact the fiscal, monetary, legal and regulatory landscape to which the Group is subject. Were Scotland to become independent, it may also affect Scotland’s status in the EU. The occurrence of any of the impacts above could significantly impact the Group’s costs and would have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

The Group is subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the Group’s operating results or reputation
The Group’s operations are diverse and complex, and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory and governmental investigations and other regulatory risk. As a result, the Group has recently settled a number of legal and regulatory investigations and is, and may in the future be, involved in a number of legal and regulatory proceedings and investigations in the UK, the EU, the US and other jurisdictions.

The Group is involved in ongoing class action litigation, investigations into foreign exchange trading and rate setting activities, continuing LIBOR related litigation and investigations, securitisation and securities related litigation, and anti-money laundering, sanctions, mis-selling and compliance related investigations, in addition to a number of other matters. In respect of the LIBOR and other trading rate-related investigations, the Group reached settlements on 6 February 2013 with the Financial Services Authority, the Commodity Futures Trading Association and the United States Department of Justice and on 4 December 2013 with the EC. In addition, the Group and the Royal Bank reached a settlement with the Board of Governors of the Federal Reserve System, the New York State Department of Financial Services and the Office of Foreign Assets Control with respect to the Royal Bank’s historical compliance with US economic sanction regulations outside the United States. The Group continues to cooperate with these and other governmental and regulatory authorities in connection with ongoing investigations and the probable outcome is that it will incur additional financial penalties which may be material.

Legal, governmental and regulatory proceedings and investigations are subject to many uncertainties, and their outcomes, including the timing and amount of fines or settlements, which may be material, are often difficult to predict, particularly in the early stages of a case or investigation. Adverse regulatory proceedings or adverse judgments in litigation could result in restrictions or limitations on the Group’s operations or have a significant effect on the Group’s reputation, results of operations and capital position. It is expected that the Group will continue to have a material exposure to legacy litigation and regulatory matter proceedings in the medium term. For more detail on certain of the Group’s ongoing legal, governmental and regulatory proceedings, see pages 466 to 474.

The Group may be required to increase provisions in relation to ongoing legal proceedings, investigations and governmental and regulatory matters. In Q4 2013, the Group booked a £1.9 billion provision to cover various claims and conduct related matters affecting Group companies, primarily those related to mortgage-backed securities and securities related litigation, following recent third party litigation settlements and regulatory decisions. It also increased its provision for Payment Protection Insurance redress and related costs by an additional £465 million for a cumulative provision of £3.1 billion. The provision for Interest Rate Hedging Products redress and administration costs was also increased to be a cumulative provision of £1.25 billion at 31 December 2013. Significant increases in provisions may harm the Group’s reputation and may have an adverse effect on the Group’s financial condition and results of operations.

The Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects that environment to continue for the foreseeable future, particularly as it relates to compliance with historical, new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as the provisions of applicable sanctions programmes. Past or current failure to comply with any one or more of these laws or regulations could have a significant adverse effect on the Group’s reputation, financial condition and results of operations.

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

During 2013 the Group replaced its Group Chief Executive, Group Finance Director and Chief Risk Officer and its newly appointed Group Finance Director (October 2013) resigned.  A new Chief Financial Officer was appointed with effect from 19 May 2014.  The Group’s changing strategy, particularly with respect to its Markets business and recently announced disposition of RBS Citizens, has led to the exodus of talented staff. The lack of continuity of senior management and the loss of important personnel within the Group could have an adverse impact on the implementation of the Group’s strategic objectives and regulatory commitments.

Additional information

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

The Group operates in markets that are highly competitive and its business and results of operations may be adversely affected
The competitive landscape for banks and other financial institutions in the UK, the US and throughout the rest of Europe is subject to rapid change and recent regulatory and legal changes are likely to result in new market participants and changed competitive dynamics in certain key areas, such as in retail banking in the UK. The competitive landscape in the UK will be particularly influenced by the UK government’s implementation of the recommendations on competition included in the final report of the Independent Commission on Banking (ICB), including ring-fencing and other customer protection measures addressed in the Banking Reform Act 2013 which became law in the United Kingdom on 18 December 2013 and will be implemented through secondary legislation due to be completed by May 2015. In order to compete effectively, certain financial institutions may seek to consolidate their businesses or assets with other parties. This consolidation, in combination with the introduction of new entrants into the markets in which the Group operates is likely to increase competitive pressures on the Group.

In addition, certain competitors may have stronger and more efficient operations, including better IT systems allowing them to implement innovative technologies for delivering services to their customers, and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the Group. Furthermore, the Group’s competitors may be better able to attract and retain clients and key employees, which may have a negative impact on the Group’s relative performance and future prospects. In addition, recent and future disposals and restructurings by the Group and the compensation structure and restrictions imposed on the Group may also have an impact on its ability to compete effectively.

These and other changes to the competitive landscape could adversely affect the Group’s business, margins, profitability, financial condition and prospects.

The Group’s businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions
The Group’s businesses and performance are affected by local and global economic conditions, perceptions of those conditions and future economic prospects. The outlook for the global economy over the near to medium-term is for steady growth. Prospects for the UK and the US in 2014 are the strongest among the G7. The outlook for Ireland is improving but remains challenging. Risks to growth and stability stem mainly from continued imbalances – among and within countries – and from uncertainty about how economies will respond as the extraordinary monetary policy measures implemented during the crisis are unwound. The Group’s businesses and performance are also affected by financial market conditions. Capital and credit markets around the world have been relatively stable since 2012. Although the risk of sovereign default relating to certain EU member states diminished during 2013, a number of EU countries including the UK had their credit ratings downgraded, and the lingering risk of a sovereign default continues to pose a threat to capital and credit markets. In addition, in response to actions of central banks, in particular the US Federal Reserve’s actions with respect to tapering of its debt purchase program, there have been short periods of rapid movements in interest rates and significant sharp falls on equity markets and further market volatility is likely as tapering continues.

Challenging economic and market conditions create a difficult operating environment for the Group’s businesses, which is characterised by:

•
reduced activity levels, additional write-downs and impairment charges and lower profitability, especially in combination with regulatory changes or action of market participants,  which either alone or collectively may restrict the ability of the Group to access funding and liquidity;

•
central bank actions to engender economic growth which have resulted in a prolonged period of low interest rates constraining, through margin compression and low returns on assets, the interest income earned on the Group’s interest earning assets; and

•
the risk of increased volatility in yields and asset valuations as central banks start/accelerate the process of tightening or unwinding historically unprecedented loose monetary policy or extraordinary measures.  The resulting environment of uncertainty for the market and consumers will lead to challenging trading and market conditions.

In particular, should economic recovery stagnate, particularly in the Group’s key markets, or the scope and severity of the adverse economic conditions currently experienced by a number of EU member states and elsewhere worsen, the risks faced by the Group would be exacerbated. Developments relating to the current economic conditions and the risk of a return to a volatile financial environment, including those discussed above, could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

Additional information

Risk factors continued
The Group has significant exposure to a weakening of the nascent economic recovery in Europe
In Europe, countries such as Ireland, Italy, Greece, Portugal and Spain have been particularly affected by the recent macroeconomic and financial conditions. Although the risk of sovereign default continued to decline in 2013 due to the continuing actions of the European Central Bank (ECB) and the EU, the risk of default remains and yields on the sovereign debt of many EU member states have remained well above pre-crisis levels. This default risk raises concerns, and the possibility remains that the contagion effect spreads to other EU economies, including the UK economy, that the euro could be abandoned as a currency by one or more countries that have already adopted its use, or in an extreme scenario, that the abandonment of the euro could result in the dissolution of the European Monetary Union (EMU). This would lead to the re-introduction of individual currencies in one or more EMU member states.

The effects on the UK, European and global economies of any potential dissolution of the EMU, exit of one or more EU member states from the EMU and the redenomination of financial instruments from the euro to a different currency, are impossible to predict fully. However, if any such events were to occur they would likely:

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

The occurrence of any of these events would have a material adverse effect on the Group’s financial condition, results of operations and prospects.

The Group has significant exposure to private sector and public sector customers and counterparties in the eurozone (at 31 December 2013 principally Ireland (£39.8 billion), Germany (£31.1 billion), The Netherlands (£25.9 billion), France (£23.8 billion), Spain (£11.2 billion) and Italy (£7.1 billion)). The Group’s private and public sector exposures in the eurozone have been, and may in the future be, affected by credit losses and restructuring of their terms, principal, interest and maturity. In 2011, this included an impairment loss of £1.1 billion in respect of its holding of Greek government bonds. The public sector exposure comprises exposure to central and local governments and deposits with central banks. At 31 December 2013, the Group’s eurozone government debt exposure amounted to £15.9 billion (largely AFS and HFT debt securities exposure) including aggregate exposure of £2.8 billion to Ireland, Spain, Italy, Portugal Greece and Cyprus (largely net HFT debt securities exposure to Italy and Spain).

The Group and its UK bank subsidiaries are subject to the provisions of the Banking Act 2009, as amended by the Banking Reform Act 2013, which includes special resolution powers including nationalisation and bail-in
Under the Banking Act 2009, substantial powers have been granted to HM Treasury, the Bank of England and the Prudential Regulation Authority (PRA) and Financial Conduct Authority (FCA) (together, the “Authorities”) as part of a special resolution regime. These powers enable the Authorities to deal with and stabilise certain deposit-taking UK incorporated institutions that are failing, or are likely to fail, to satisfy the threshold conditions (within the meaning of section 41 of the Financial Services and Markets Act 2000 (FSMA), which are the conditions that a relevant entity must satisfy in order to obtain its authorisation to perform regulated activities). The special resolution regime consists of three stabilisation options: (i) transfer of all or part of the business of the relevant entity and/or the securities of the relevant entity to a private sector purchaser, (ii) transfer of all or part of the business of the relevant entity to a ‘bridge bank’ wholly owned by the Bank of England and (iii) temporary public ownership (nationalisation) of the relevant entity. If HM Treasury decides to take the Group into temporary public ownership pursuant to the powers granted under the Banking Act 2009, it may take various actions in relation to any securities without the consent of holders of the securities.

Among the changes introduced by the Banking Reform Act 2013, the Banking Act 2009 is amended to insert a bail-in option as part of the powers of the UK resolution authority which option will come into force on such date as shall be stipulated by HM Treasury. The bail-in option will be introduced as an additional power available to the Bank of England to enable it to recapitalise a failed institution by allocating losses to its shareholders and unsecured creditors in a manner that seeks to respect the hierarchy of claims in liquidation. The bail-in option includes the power to cancel a liability, to modify the form of a liability (including the power to convert a liability from one form to another) or to provide that a contract under which the institution has a liability is to have effect as if a specified right had been exercised under it, each for the purposes of reducing, deferring or cancelling the liabilities of the bank under resolution, as well as to transfer a liability. The Banking Reform Act 2013 is consistent with the range of tools that Member States will be required to make available to their resolution authorities under the Recovery and Resolution Directive (RRD), although since the RRD remains in draft form, there can be no assurance that the bail-in option added under the Banking Reform Act will not need to change to comply with the RRD.

The Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan
The Group was required to obtain State Aid approval for the aid given to the Group by HM Treasury as part of the placing and open offer undertaken by the Group in December 2008, the issuance to HM Treasury of £25.5 billion of B shares in the capital of the Group which are, subject to certain terms and conditions, convertible into ordinary shares in the share capital of the Group and a contingent commitment by HM Treasury (which has now been terminated) to subscribe for up to an additional £8 billion of B Shares if certain conditions are met in addition to the Group’s participation in the Asset Protection Scheme (APS) (which has now been terminated). In that context, as part of the terms of the State Aid approval, the Group, together with HM Treasury, agreed the terms of a restructuring plan.

Additional information

Risk factors continued
The Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan, including required asset disposals. In particular, the Group agreed to undertake a series of measures including the disposal of a number of businesses now completed, the disposal of Direct Line Group (DLG) and the disposal of the Royal Bank branch-based business in England and Wales and the National Westminster Bank Plc (NatWest) branches in Scotland, along with the direct and other small and medium-size enterprise (SME) customers and certain mid-corporate customers across the UK. The initial sale of 34.7% of DLG through an IPO was completed in October 2012, with further sales in March and September 2013 reducing the Group’s stake to 28.5% at year-end, marking the continuation of the Group’s disposal strategy as part of its on-going delivery against EU-mandated commitments. In respect of the Royal Bank and NatWest branch-based business, the divestment process continues to progress following the withdrawal of its original buyer in October 2012 and a pre-IPO investment by a consortium of investors was announced in September 2013.  RBS announced on 9 April 2014 that it had entered into an agreement (‘DAS Retirement Agreement’) with Her Majesty’s Treasury (‘HMT’) to provide for the future retirement of the Dividend Access Share (‘DAS’).  The EC concluded that the new arrangements for the eventual retirement of the DAS did not constitute new State aid and approved the changes to RBS’s restructuring plan in its State Aid Amendment Decision of 9 April 2014.  RBS has entered into a Revised State Aid Commitment Deed under which it undertakes to do all acts and things necessary to ensure that HMT is able to comply with the revised State aid commitments made by HMT to the EC.  HMT’s obligations to the EC and RBS’s commitments under the Revised State Aid Commitment Deed will remain in effect even if the DAS Retirement Agreement is not approved by independent shareholders.

There is no assurance that the price that the Group receives or has received for any assets sold pursuant to the State Aid restructuring plan will be or has been at a level the Group considers adequate or which it could obtain in circumstances in which the Group was not required to sell such assets in order to implement the State Aid restructuring plan or if such sale were not subject to the restrictions contained in the terms thereof. Further, if the Group fails to complete any of the required disposals within the agreed timeframes for such disposals, or fails to negotiate extensions in respect of such disposals, under the terms of the State Aid approval, a divestiture trustee may be empowered to conduct the disposals, with the mandate to complete the disposal at no minimum price.

Furthermore, if the Group is unable to comply with the terms of the State Aid approval, it could constitute a misuse of aid. In circumstances where the EC doubts that the Group is complying with the terms of the State Aid approval, it may open a formal investigation. At the conclusion of any such investigation, if the EC decided that there had been misuse of aid, it could issue a decision requiring HM Treasury to recover the misused aid, which could have a material adverse impact on the Group.

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

The disposal of Global Merchant Services and RBS Sempra Commodities reduced the Group’s assets by approximately £13.0 billion and £2.4 billion, respectively (based on total assets immediately prior to disposal). The quantum of assets and deposits that would be included in a divestment of the Royal Bank branch-based business in England and Wales and the NatWest branches in Scotland is not certain. However, at 31 December 2013, this business included approximately £19.4 billion of assets, £23.2 billion of deposits and two million customers.

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

HM Treasury (or UK Financial Investments Limited (UKFI) on its behalf) may be able to exercise a significant degree of influence over the Group and any proposed offer or sale of its interests may affect the price of securities issued by the Group
The UK Government, through HM Treasury, currently holds 63.9% of the issued ordinary share capital of the Group. On 22 December 2009, the Group issued £25.5 billion of B Shares to the UK Government. The B Shares are convertible, at the option of the holder at any time, into ordinary shares. The UK Government has agreed that it shall not exercise the rights of conversion in respect of the B Shares if and to the extent that following any such conversion it would hold more than 75% of the total issued shares in the Group. Any breach of this agreement could result in the delisting of the Group from the Official List of the UK Listing Authority and potentially other exchanges where its securities are currently listed and traded. HM Treasury (or the UKFI on its behalf) may sell all or a part of the ordinary shares that it owns at any time. Any offers or sale of a substantial number of ordinary shares or securities convertible or exchangeable into ordinary shares by or on behalf of HM Treasury, or an expectation that it may undertake such an offer or sale, could negatively affect prevailing market prices for securities issued by the Group.

In addition, UKFI manages HM Treasury’s shareholder relationship with the Group and, although HM Treasury has indicated that it intends to respect the commercial decisions of the Group and that the Group will continue to have its own independent board of directors and management team determining its own strategy, should its current intentions change, HM Treasury’s position as a majority shareholder (and UKFI’s position as manager of this shareholding) means that HM Treasury or UKFI may be able to exercise a significant degree of influence over, among other things, the election of directors and appointment of senior management, dividend policy, remuneration policy, or limiting the Group’s operations. The manner in which HM Treasury or UKFI exercises HM Treasury’s rights as majority shareholder could give rise to conflict between the interests of HM Treasury and the interests of other shareholders. The Board has a duty to promote the success of the Group for the benefit of its members as a whole.

Additional information

Risk factors continued
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

The Basel Committee on Banking Supervision’s package of reforms to the regulatory capital framework raises the quantity and quality of capital required to be held by a financial institution with an emphasis on Common Equity Tier 1 (CET1) capital and introduces an additional requirement for both a capital conservation buffer and a countercyclical buffer to be met with CET1 capital. The Basel Committee also has proposed that global systemically important banks (GSIBs) be subject to an additional CET1 capital requirement, depending on a bank’s systemic importance. The Group has been identified by the Financial Stability Board (FSB) as a GSIB. The FSB list of GSIBs is updated annually, based on new data and changes to methodology. The November 2013 update placed the Group in the second from bottom bucket of GSIBs, subjecting it to more intensive oversight and supervision and requiring to have additional loss absorption capacity of 1.5% in CET1, to be phased in from the beginning of 2016.

The Basel III rules are dependent on local implementation. The EU legislative package of proposals to implement the changes with a new Directive and Regulation (collectively known as “CRD IV”) was finalised in June 2013 paving the way for implementation of Basel III in the EU from 1 January 2014, subject to a number of transitional provisions and clarifications. A number of the requirements introduced under CRD IV will be further supplemented through the Regulatory and Implementing Technical Standards (RTSs/ITSs) produced by the European Banking Authority (EBA) which are not yet finalised. The EU rules deviate from the Basel III rules in certain aspects (e.g. in imposing an additional systemic risk buffer), and provide national flexibility to apply more stringent prudential requirements than set in the EU (or Basel) framework.

Since 1 January 2014, the Group has been required to comply with the requirements of CRD IV, the EBA’s RTSs and ITSs and the PRA’s Policy Statement PS 7/13 (Strengthening capital standards: implementing CRD IV, feedback and final rules). The Group must also operate by reference to the capital and leverage requirements set out by the PRA in its supervisory statement SS3/13 issued in November 2013 which is applicable to the eight major UK banks and building societies.

The provisions of PS7/13 embody PRA requirements to accelerate the introduction and phasing in of certain transitional provisions of CRD IV.  The policy statement also sets out the intent of the PRA in respect of capital buffers as well as the approach to so-called Pillar 2 risks.  By their nature, Pillar 2A risks, which contribute to the scaling of the Group’s Individual Capital Guidance from the PRA, can include risks which the Group considers would only materialise at the point of non-viability, an example being pension obligation risk.  PS7/13 does not recognise this distinction and requires that Pillar 2A risks are met by at least 56% of CET1 by 1 January 2015.

The Banking Reform Act 2013, implementing the ICB recommendations, will introduce mechanisms requiring systemically important UK banks and building societies to hold loss-absorbing capacity, in addition to the capital held to satisfy their capital requirements under CRD IV as implemented by the PRA. These requirements, as well as other recommendations of the ICB, are to be established through secondary legislation and are expected to be phased in between 2015 and 2019. The US Federal Reserve has also recently adopted new rules relating to how it will regulate the US operations of foreign banking operations such as the Group that may affect the capital requirements of the Group’s operations in the US. As the implementation of the ICB recommendations is the subject of secondary legislation not yet adopted and the Federal Reserve has only recently adopted its final rules, the Group cannot predict the impact such rules will have on the Group’s overall capital requirements or how they will affect the Group’s compliance with applicable capital and loss absorbency requirements.

To the extent the Group has estimated the indicative impact that CRD IV rules may have on its risk-weighted assets and capital ratios, such estimates are preliminary and subject to uncertainties and may change. In particular, the estimates assume mitigating actions will be taken by the Group (such as deleveraging of legacy positions and securitisations, including RCR as well as other actions being taken to de-risk market and counterparty exposures), which may not occur as anticipated, in a timely manner, or at all.

The Basel Committee changes and other future changes to capital adequacy and liquidity requirements in the European Union, the UK, the US and in other jurisdictions in which the Group operates, including any application of increasingly stringent stress case scenarios by the regulators in the UK, the US and other jurisdictions in which the Group undertakes regulated activities, may require the Group to raise additional Tier 1 (including CET1) and Tier 2 capital by way of further issuances of securities, and may result in existing Tier 1 and Tier 2 securities issued by the Group ceasing to count towards the Group’s regulatory capital, either at the same level as at present or at all.

Additional information

Risk factors continued
The requirement to raise additional CET1 capital, which could be mandated by the Group’s regulators, could have a number of negative consequences for the Group and its shareholders, including impairing the Group’s ability to pay dividends on, or make other distributions in respect of, ordinary shares and diluting the ownership of existing shareholders of the Group. If the Group is unable to raise the requisite Tier 1 and Tier 2 capital, it may be required to reduce further the amount of its risk-weighted assets or total assets and engage in the disposal of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Group.

At 31 December 2013, the Group’s Tier 1 and Core Tier 1 capital ratios were 13.1% and 10.9%, respectively, calculated in accordance with PRA requirements. On a fully loaded Basel III basis, the Group’s equivalent CET1 ratio was 8.6%.  The Group continues to target a fully loaded Basel III CET1 ratio of approximately 11% by the end of 2015 and to be at 12% or above by the end of 2016. The Group’s ability to achieve such targets will turn on a number of factors, including the implementation of the Group’s strategy which calls for a significant downsizing of the Group in part through the sale of RBS Citizens in the U.S. See “Forward looking Statements” and “The Group’s ability to implement its new strategic plan and achieve its capital goals depends on the success of the Group’s plans to refocus on its core strengths and the timely divestment of RBS Citizens”.

Any change that limits the Group’s ability to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, regulatory changes, actions by regulators, delays in the disposal of certain key assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise), to implement its capital plan or to access funding sources, could have a material adverse effect on its financial condition and regulatory capital position.

The Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its and the UK Government’s credit ratings
The credit ratings of RBSG, RBS and other Group members have been subject to change and may change in the future, which could impact their cost of, access to and sources of financing and liquidity. A number of UK and other European financial institutions, including RBSG, the Royal Bank and other Group members, have been downgraded multiple times during the last three years in connection with rating methodology changes, a review of systemic support assumptions incorporated into bank ratings and the likelihood, in the case of UK banks, that the UK Government is more likely in the future to make greater use of its resolution tools to allow burden sharing with debt holders. Most recently credit ratings of RBSG, the Royal Bank and other Group members were downgraded in connection with the Group’s creation of RCR, coupled with concerns about execution risk, litigation risk and the potential for conduct related fines. Furthermore, subject to any mitigating factors, uncertainties resulting from an affirmative vote in favour of Scottish independence would be likely to have a negative impact on the credit ratings of RBSG and the Royal Bank.

Rating agencies continue to evaluate the rating methodologies applicable to UK and European financial institutions and any change in such rating agencies’ methodologies could materially adversely affect the credit ratings of Group companies. Any further reductions in the long-term or short-term credit ratings of RBSG or one of its principal subsidiaries (particularly the Royal Bank) would increase its borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit the Group’s access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. At 31 December 2013, a simultaneous one notch long-term and associated short-term downgrade in the credit ratings of RBSG and the Royal Bank by the three main ratings agencies would have required the Group to post estimated additional collateral of £10 billion, without taking account of mitigating action by management.

Any downgrade in the UK Government’s credit ratings could adversely affect the credit ratings of Group companies and may have the effects noted above. In December 2012, Standard & Poor’s placed the UK’s AAA credit rating on credit watch, with negative outlook and, in February 2013, Moody’s downgraded the UK’s credit rating one notch to Aa1.  Credit ratings of RBSG, the Royal Bank, The Royal Bank of Scotland N.V. (RBS N.V.), Ulster Bank Limited and RBS Citizens are also important to the Group when competing in certain markets, such as over-the-counter derivatives. As a result, any further reductions in RBSG’s long-term or short-term credit ratings or those of its principal subsidiaries could adversely affect the Group’s access to liquidity and its competitive position, increase its funding costs and have a material adverse impact on the Group’s earnings, cash flow and financial condition.

The Group’s ability to meet its obligations including its funding commitments depends on the Group’s ability to access sources of liquidity and funding
Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of factors, including an over reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Credit markets worldwide, including interbank markets, have experienced severe reductions in liquidity and term-funding during prolonged periods in recent years. Although credit markets continued to improve during 2013 (in part as a result of measures taken by central banks around the world, including the ECB), and the Group’s overall liquidity position remained strong, certain European banks, in particular from the peripheral countries of Spain, Portugal, Greece, Italy and Ireland, remained reliant on central banks as one of their principal sources of liquidity.  Although the measures taken by Central Banks have had a positive impact, the risk of volatility returning to the global credit markets remains.

Additional information

Risk factors continued
The market perception of bank credit risk has changed significantly as a result of the financial crisis and banks that are deemed by the market to be riskier have had to issue debt at a premium. Any uncertainty regarding the perception of credit risk across financial institutions may lead to reductions in levels of interbank lending and associated term maturities and may restrict the Group’s access to traditional sources of funding or increase the costs of accessing such funding. The ability of the Group’s regulator to bail-in senior debt which may be exercised as soon as either the provisions of the Banking Reform Act 2013 are implemented through secondary legislation or the RRD comes into effect, may also increase investors’ perception of risk and hence affect the availability and cost of funding for the Group.

The Group’s liquidity and funding management focuses, among other things, on maintaining a diverse and appropriate funding strategy for its assets in line with the Group’s wider strategic plan. The Group has, at times, been required to rely on shorter-term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. Such schemes require the pledging of assets as collateral and changes to asset valuations or eligibility criteria can negatively impact the available assets and reduce available liquidity access particularly during periods of stress when such lines may be needed most. Although conditions have improved, there have been recent periods where corporate and financial institution counterparties have reduced their credit exposures to banks and other financial institutions, limiting the availability of these sources of funding. Under certain circumstances, the Group may need to seek funds from alternative sources potentially at higher costs than has previously been the case, and/or with higher collateral or may be required to consider disposals of other assets not previously identified for disposal to reduce its funding commitments.

The Group relies on customer deposits to meet a considerable portion of its funding and it has targeted maintaining a loan to deposit ratio of around 100%. The level of deposits may fluctuate due to certain factors outside the Group’s control, such as a loss of confidence, increasing competitive pressures for retail customer deposits or the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors, which could result in a significant outflow of deposits within a short period of time. An inability to grow, or any material decrease in, the Group’s deposits could, particularly if accompanied by one of the other factors described above, have a material adverse impact on the Group’s ability to satisfy its liquidity needs.

The occurrence of any of the risks described above could have a material adverse impact on the Group’s financial condition and results of operations.

The regulatory capital treatment of certain deferred tax assets recognised by the Group depends on there being no adverse changes to regulatory requirements
While there was no restriction on the recognition of deferred tax assets at 31 December 2013, the Capital Requirements Regulation, which took effect from 1 January 2014, requires the deduction in full from CET1 capital of deferred tax assets that rely on future profitability and do not arise from temporary differences (for example, deferred tax assets related to trading losses). Other deferred tax assets which rely on future profitability and arise from temporary differences are subject to a threshold test and only the amount in excess of the threshold is deducted from CET1 capital. The PRA has not adopted the transitional provisions in relation to the change in the treatment of deferred tax assets and therefore the threshold deduction has the potential to impact CET1 capital from 1 January 2014.

Each of the Group’s businesses is subject to substantial regulation and oversight. Significant regulatory developments and changes in the approach of the Group’s key regulators has had and is likely to continue to have a material adverse effect on how the Group conducts its business and on its results of operations and financial condition
The Group is subject to extensive financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have been changing and are subject to further change, particularly in the current regulatory and market environment, where there have been unprecedented levels of government intervention (including nationalisations and injections of government capital), changes to the regulations governing financial institutions and reviews of the industry, in the UK, in many other European countries, the US and at the EU level.

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

Although it is difficult to predict with certainty the effect that all of the recent regulatory changes, developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations in the UK and the EU, the other parts of Europe in which the Group operates and the US (such as the bank levy and Banking Reform Act 2013 in the UK, the RRD and CRD IV or the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US) has resulted in increased capital and liquidity requirements, changes in other regulatory requirements and increased operating costs and has impacted, and will continue to impact, products offerings and business models. The Group may not be able to meet increased capital requirements by reducing lending which could result in the Group being obliged to continue to deploy capital in less profitable areas than it might otherwise have chosen. Such changes may also result in an increased number of regulatory investigations and proceedings. Any of these developments could have an impact on how the Group conducts its business, applicable authorisations and licences, the products and services it offers, its reputation, the value of its assets, and a material adverse effect on its funding costs and its results of operations and financial condition.

Additional information

Risk factors continued
Areas in which, and examples of where, governmental policies, regulatory and accounting changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the Group include those set out above as well as the following:

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

•
the imposition of government imposed requirements and/or related fines and sanctions with respect to lending to the UK SME market and larger commercial and corporate entities and residential mortgage lending;

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

•
the introduction of, and changes to, taxes, levies or fees applicable to the Group’s operations (such as the imposition of a financial transaction tax and changes in tax rates that reduce the value of deferred tax assets); and

•	the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in EU member states or in other countries, such as the US).

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory laws, rules or regulations by key regulators in different jurisdictions, may have a material adverse effect on the Group’s business, financial condition and results of operations. In addition, uncertainty and lack of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the Group’s ability to engage in effective business, capital and risk management planning.

The Group is subject to a number of regulatory initiatives which may adversely affect its business. The Independent Commission on Banking’s final report on competition and structural reforms in the UK banking industry has been substantially adopted by the UK Government through the passage of the Banking Reform Act 2013. In addition other proposals to ring fence certain business activities and the US Federal Reserve’s proposal for applying US capital, liquidity and enhanced prudential standards to certain of the Group’s US operations together with the UK reforms could require structural changes to the Group’s business. Any of these changes could have a material adverse effect on the Group.
The UK Government published a White Paper on Banking Reform in September 2012, outlining proposed structural reforms in the UK banking industry. The measures proposed were drawn in large part from the recommendations of the ICB, which was appointed by the UK Government in June 2010. The ICB published its final report to the Cabinet Committee on Banking Reform on 12 September 2011, which set out the ICB’s views on possible reforms to improve stability and competition in UK banking. The final report made a number of recommendations, including in relation to (i) promotion of competition, (ii) increased loss absorbency (including bail-in) and (iii) the implementation of a ring-fence of retail banking operations.

The measures in relation to the promotion of competition are already largely in process, including the development of an industry mechanism to make it easier for customers to switch their personal current accounts to a different provider, which was introduced in September 2013.

Bail-in mechanisms, will, if used, affect the rights of creditors, including holders of senior and subordinated bonds, and shareholders in the event of the implementation of a resolution scheme or an insolvency and could thereby materially affect the price of such securities. Such mechanics are being implemented through the Banking Reform Act 2013 and will also be part of the RRD. The implementation of a ring-fence of retail banking operations is also included in the Banking Reform Act 2013. The Banking Reform Act 2013 provides primary enabling legislation in the short term with a view to completing the legislative framework for the ring-fence of retail banking operations by May 2015, requiring compliance as soon as practicable thereafter and setting a final deadline for full implementation by 2019.

Additional information

Risk factors continued
The impact of any final legislation on the Group is difficult to estimate with any precision at this stage. The Statutory Instruments setting out the scope of the ring-fence required by the Banking Reform Act 2013 are currently under discussion and final versions are expected to be published at some point in the summer of 2014. The PRA will have responsibility for drawing up the ring-fencing rules which will impact on the governance and operation of the ring-fenced bank. It is understood that the first consultation on the PRA rules will commence around the summer of 2014. It is also likely that ring-fencing certain of the Group’s operations would require significant restructuring with the possible transfer of large numbers of customers between legal entities. Ring-fencing is also likely to entail changes to the structure of the Group’s existing pension arrangements, so as to ensure that any ring-fenced and non-ring-fenced banks that may eventually be established should not be liable for each other’s pension liabilities. Any such changes could result in additional costs and increased operational risks. It is possible that such ring-fencing, by itself, or taken together with the impact of other proposals contained in this legislation and other EU legislation that will apply to the Group could have a material adverse effect on the Group’s structure and on the viability of certain businesses, in addition to the Group’s results of operations, financial conditions and prospects.

On 29 January 2014, the EC published proposals on structural measures to improve the resilience of EU credit institutions which included potential separation of certain trading activities from retail banking operations. The proposal currently contemplates that member states having already implemented ring-fencing legislation, such as the UK, may apply for a derogation from the separation of trading activities provisions included in the proposals if they can satisfy the EC that such local legislation meets the objectives and requirements set out in the EU proposal. The timeline envisaged under the proposals would be the effective separation of other trading activities to apply as of 1 July 2018.

Under the US Federal Reserve’s new rules which change how it regulates the US operations of large foreign banking groups ( the “FBO Rules”), foreign banking organisations with total global consolidated assets of $50 billion or more (“Large FBOs”) and Large FBOs with total US assets of $50 billion or more (excluding assets of US branches and agencies of a Large FBO’s foreign banks and certain other US subsidiaries) will have to create a separately capitalised top-tier US intermediate holding company (IHC) that would hold all US bank and non-bank subsidiaries. The IHC would be subject to US capital, liquidity and other enhanced prudential standards on a consolidated basis. Among other things, an IHC will be subject to the same US risk based and leverage capital standards that apply to a US bank holding company.

The imposition of US capital, liquidity and other enhanced prudential standards, including capital planning and stress testing requirements, on an IHC of a Large FBO such as the Group that is subject to home country capital standards on a group-wide consolidated basis would likely give rise to challenging organisational and compliance issues and could make it more difficult to manage capital and liquidity efficiently on a global, consolidated basis. The foregoing is only one example of issues that the Group may confront as a result of the application of the FBO Rules to its US operations.

As a result of the adoption of the ring-fence proposals in the UK and the potential adoption of the other proposals described above, major changes to the Group’s corporate structure, its business activities conducted in the UK and the US and potentially other jurisdictions where the Group operates, as well as changes to the Group’s business model, are likely to be required. The changes include ring-fencing certain core banking activities in the UK from other activities of the Group as well as restructuring other operations within the Group in order to comply with these proposed new rules and regulations. The proposals, when adopted, are expected to take an extended period of time to put into place, to be costly to implement and may lack harmonisation, all of which could have a material adverse effect on the Group’s structure, reputation, results of operations, financial condition and prospects.

The Group is subject to resolution procedures under current and proposed resolution and recovery schemes which may result in various actions being taken in relation to any securities of the Group, including the write off, write-down or conversion of the Group’s securities
As a result of its status as a GSIFI and in accordance with current and proposed resolution and recovery schemes and the Prudential Standards issued by the PRA on 19 December 2013 on recovery and resolution planning, the Group was required to meet certain resolution planning requirements contemplating its possible failure by the end of 2012 and 2013 and will be required to meet others in 2014. The Group made the required submissions in 2012 to the Financial Services Authority (FSA) (now the PRA) and its US business made their required submissions to the Federal Reserve and the FDIC in H1 2013 and further submissions will be required to be made in 2014. Similar to other major financial institutions, both the Group and its key subsidiaries remain engaged in a constructive dialogue on resolution and recovery planning with key national regulators and other authorities. The Prudential Standards issued by the PRA may evolve over time to ensure continued consistency with the Financial Stability Board’s (FSB) recommendations and the technical standards and guidelines produced by the European Banking Authority to implement the RRD.

In addition to the powers provided by the Banking Act 2009, as amended by the Banking Reform Act 2013, that include a bail-in power which could be implemented prior to January 2015, resolution powers will also be included in the RRD. The EU Member States, the European Parliament and the EC reached a political agreement as announced on 12 December 2013 on the RRD and on 15 April 2014 the European Parliament voted to approve the RRD in plenary session (which remains subject to technical finalisation and formal approval by the co-legislators) and current expectations are that the RRD will be finalised during the second quarter of 2014. The draft RRD includes a “bail-in” tool, which would give the relevant supervisory authorities the power to write down or write off claims (including debt securities issued by the Group and its subsidiaries) of certain unsecured creditors of a failing institution and/or to convert certain debt claims to equity. Except for the general bail-in tool, which is now expected to be implemented by 1 January  2016, it is currently contemplated that the measures set out in the draft RRD (including the power of authorities to write off or convert Additional Tier 1 and Tier 2 instruments) will be implemented with effect from 1 January  2015.

Additional information

Risk factors continued
Such bail-in mechanism, which is anticipated to be consistent with the powers granted under the Banking Reform Act 2013, pursuant to which losses would be imposed on shareholders and, as appropriate, creditors (including senior creditors) of the Group (through write-down or conversion into equity of liabilities including debt securities) would be used to recapitalise and restore the Group to solvency as well as other options, including those as set forth in the Banking Act 2009, as amended by the Banking Reform Act 2013, following the recommendations of the ICB. The methods for implementation of any resolution and recovery scheme remain the subject of significant debate, particularly for GSIFIs with complex cross border activities. Such debate includes whether the bail-in tool may be exercised through a single point of entry at the holding company or at various levels of the corporate structure of a GSIFI.

The potential impacts of these resolution and recovery powers may include the total loss of value of securities issued by the Group and, in addition for debt holders, the possible conversion into equity securities, and under certain circumstances the inability of the Group to perform its obligations under its securities. As these resolution and recovery measures remain subject to further implementation both at the European and UK level, changes may be made in the course of the legislative process, which may affect their impact on the Group and securities issued by the Group.

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

For example, failure to protect the Group’s operations from cyber-attacks could result in the loss of customer data or other sensitive information. During 2013, the Group experienced a number of IT failures following a series of deliberate attacks which temporarily prevented RBS, RBS Citizens and NatWest customers from accessing their accounts or making payments. The Bank of England, the FCA and HM Treasury have identified cyber security as a systemic risk to the UK financial sector and highlighted the need for financial institutions to improve resilience to cyber-attacks. In addition to meeting the requirements of the Bank of England’s programme of work to improve and test financial institutions’ resilience to cyber-attacks due to be completed during the first quarter of 2014, the Group expects greater regulatory engagement on cyber security in the future . Although the Group has been implementing remedial actions to improve its resilience to the increasing intensity and sophistication of cyber-attacks, the Group expects to be the target of continued attacks in the future and there can be no assurance that the Group will be able to prevent all threats.

In addition, in June 2012 and more recently in November 2013, computer system failures prevented NatWest, RBS and Ulster Bank customers from accessing accounts in both the UK and Ireland. Ongoing issues relating to the failure continued for several months, requiring the Group to set aside a provision for compensation to customers who suffered losses as a result of the system failure, in addition to other related costs.  See page 469. The vulnerabilities of the Group’s IT systems are due to the complexity of the Group’s IT infrastructure attributable in part to overlapping multiple legacy systems acquired through the Group’s acquisitions and resulting gaps in how the IT systems operate, and insufficient-investments in IT infrastructure in the past, creating challenges in recovering from system breakdowns.

The Group’s operations have inherent reputational risk
Reputational risk, meaning the risk of brand damage and/or financial loss due to a failure to meet stakeholders’ expectations of the Group’s conduct and performance, is inherent in the Group’s business. Stakeholders include customers, investors, rating agencies, employees, suppliers, government, politicians, regulators, special interest groups, consumer groups, media and the general public. Brand damage can be detrimental to the business of the Group in a number of ways, including its ability to build or sustain business relationships with customers, low staff morale, regulatory censure or reduced access to, or an increase in the cost of, funding. In particular, negative public opinion resulting from the actual or perceived manner in which the Group conducts its business activities, the Group’s financial performance, the level of direct and indirect government support or actual or perceived practices in the banking and financial industry may adversely affect the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors. Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the impact of damaging information and allegations. The Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk, which may result in a material adverse effect on the Group’s financial condition, results of operations and prospects.

The Group may suffer losses due to employee misconduct
The Group’s businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm to the Group. In recent years, a number of multinational financial institutions, including the Group, have suffered material losses due to the actions of employees. It is not always possible to deter employee misconduct and the precautions the Group takes to prevent and detect this activity may not always be effective.

Additional information

Risk factors continued
The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions
Severe market events have resulted in the Group recording large write-downs on its credit market exposures in recent years. Any deterioration in economic and financial market conditions or continuing weak economic growth could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the Group’s exposures, for example, the assets included in the CRG.  Valuations in future periods, reflecting, among other things, the then prevailing market conditions and changes in the credit ratings of certain of the Group’s assets, may result in significant changes in the fair values of the Group’s exposures, including in respect of exposures, such as credit market exposures, for which the Group has previously recorded write-downs. In addition, the value ultimately realised by the Group may be materially different from the current or estimated fair value. As part of the Group’s strategy it has materially reduced the size of its balance sheet mainly through the sale and run-off of non-core assets. Certain of the Group’s assets that were part of its Non-Core division together with additional assets identified as part of a HM Treasury review, form part of CRG as of 1 January 2014. In connection with the establishment of CRG, the Group has indicated its clear aspiration to remove the vast majority, if not all of these assets within three years which has led to increased impairments of £4.5 billion which were recognised in Q4 2013. Despite these impairments, these assets may be difficult to sell and could be subject to further write-downs or, when sold, realised losses. Any of these factors could require the Group to recognise further significant write-downs or realise increased impairment charges, which may have a material adverse effect on its financial condition, results of operations and capital ratios. In addition, steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by losses in recent years arising out of asset-backed collateralised debt obligations, residential mortgage-backed securities and the leveraged loan market. In dislocated markets, hedging and other risk management strategies may not be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties.

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

In these circumstances, the Group could be obliged, or may choose, to make additional contributions to the schemes. Given the recent economic and financial market difficulties and the risk that such conditions may occur again over the near and medium term, the Group could experience increasing pension deficits or be required or elect to make further contributions to its pension schemes and such deficits and contributions could be significant and have an adverse impact on the Group’s results of operations or financial condition. The most recent tri-annual funding valuation, at 31 March 2010 was agreed during 2011. It showed the value of liabilities exceeded the value of assets by £3.5 billion at 31 March 2010, a ratio of assets to liabilities of 84%.

In order to eliminate this deficit, the Group has been and will continue to pay additional contributions each year over the period 2011 until 2018. Contributions started at £375 million per annum in 2011, increased to £400 million per annum in 2013 and will further increase from 2016 onwards in line with price inflation. These contributions are in addition to the regular annual contributions of around £200 million for on-going accrual of benefits as well as contributions to meet the expenses of running the schemes.

The Banking Reform Act 2013 will require banks to ring-fence specific activities (principally retail and small business deposits) from certain other activities. Ring-fencing is likely to entail changes to the structure of the Group’s existing defined benefit pension schemes, which could affect assessments of the schemes’ deficits. Such assessments may also be affected by other measures introduced in the Banking Reform Act 2013, including the categorisation of deposits eligible for compensation under the Financial Services Compensation Scheme as preferential debts.

The financial performance of the Group has been, and continues to be, materially affected by counterparty credit quality and deteriorations could arise due to prevailing economic and market conditions and legal and regulatory developments
The Group has exposure to many different industries and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and counterparties are inherent in a wide range of the Group’s businesses. In particular, the Group has significant exposure to certain individual counterparties in weakened business sectors and geographic markets and also has concentrated country exposure in the UK, the US and across the rest of Europe (principally Germany, The Netherlands, Ireland and France) (at 31 December 2013 credit risk assets in the UK were £320.0 billion, in North America £96.1 billion and in Western Europe (excluding the UK) £104.3 billion); and within certain business sectors, namely personal finance, financial institutions, shipping and commercial real estate (at 31 December 2013 personal finance lending amounted to £177.1 billion, lending to financial institutions was £91.0 billion, lending against ocean going vessels was £8.6 billion and commercial real estate lending was £52.6 billion). The Group expects its exposure to the UK to increase proportionately as its business becomes more concentrated in the UK, with exposures generally being reduced in other parts of its business as it continues to implement its strategy.

The credit quality of the Group’s borrowers and counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in their respective markets.

Additional information

Risk factors continued
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

In certain jurisdictions in which the Group does business, particularly Ireland, additional constraints have been imposed in recent years on the ability of certain financial institutions to complete foreclosure proceedings in a timely manner (or at all), including as a result of interventions by certain states and local and national governments.

These constraints have lengthened the time to complete foreclosures, increased the backlog of repossessed properties and, in certain cases, have resulted in the invalidation of purported foreclosures.

The EU, the ECB, the International Monetary Fund and various national authorities have proposed and implemented certain measures intended to address systemic financial stresses in the Eurozone, including the creation of a European Banking Union which, through a Single Resolution Mechanism (SRM) will apply the substantive rules of bank recovery and resolution set out in the RRD. Current expectations are that the RRD, which is intended to provide supervisory authorities with common tools and powers to address banking crises pre-emptively in order to safeguard financial stability and minimise taxpayers’ exposure to losses, will be finalised early in 2014. The effectiveness of these and other actions proposed and implemented at both the EU and national level to address systemic stresses in the Eurozone is not assured.

The trends and risks affecting borrower and counterparty credit quality have caused, and in the future may cause, the Group to experience further and accelerated impairment charges, increased repurchase demands, higher costs, additional write-downs and losses for the Group and an inability to engage in routine funding transactions.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group’s business and results of operations
Some of the most significant market risks the Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity prices and basis, volatility and correlation risks. Changes in interest rate levels (or extended periods of low interest rates such as experienced over the past several years), yield curves (which remain depressed) and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress. Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the Group’s non-UK subsidiaries and may affect the Group’s reported consolidated financial condition or its income from foreign exchange dealing. For accounting purposes, the Group values some of its issued debt, such as debt securities, at the current market price. Factors affecting the current market price for such debt, such as the credit spreads of the Group, may result in a change to the fair value of such debt, which is recognised in the income statement as a profit or loss.

The performance of financial markets affects bond, equity and commodity prices, which has caused, and may in the future cause, changes in the value of the Group’s investment and trading portfolios. As part of its on-going derivatives operations, the Group also faces significant basis, volatility and correlation risks, the occurrence of which are also impacted by the factors noted above.

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

Additional information

Risk factors continued
In the UK and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers
In the UK, the Financial Services Compensation Scheme (FSCS) was established under the FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if a firm is unable or likely to be unable, to pay claims against it and may be required to make payments either in connection with the exercise of a stabilisation power or in exercise of the bank insolvency procedures under the Banking Act 2009. The FSCS is funded by levies on firms authorised by the FCA, including the Group. In the event that the FSCS raises funds from the authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the Group may have an adverse impact on its results of operations and financial condition. In addition, the RRD will require the establishment of national resolution funds, which will require ex ante levies on banks and investment firms to ensure that the resolution tools contemplated by the RRD can be applied effectively.

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

The Group’s results could be adversely affected in the event of goodwill impairment
The Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised initially at cost and subsequently at cost less any accumulated impairment losses. As required by IFRS, the Group tests goodwill for impairment annually, or more frequently when events or circumstances indicate that it might be impaired. An impairment test involves comparing the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. At 31 December 2013, the Group carried goodwill of £10.1 billion on its balance sheet. The value in use and fair value of the Group’s cash generating units are affected by market conditions and the performance of the economies in which the Group operates. Where the Group is required to recognise a goodwill impairment, it is recorded in the Group’s income statement, although it has no effect on the Group’s regulatory capital position. Any significant write-down of goodwill could have a material adverse effect on the Group’s results of operations.

The recoverability of certain deferred tax assets recognised by the Group depends on the Group’s ability to generate sufficient future taxable profits
In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. In April 2011, the UK Government commenced a staged reduction in the rate of UK corporation tax from 28% to 23% over a four-year period and further rate reductions were announced in 2012 and 2013 which will lead to a corporation tax rate of 20% by April 2015. Such changes in the applicable tax rates will reduce the recoverable amount of the recognised deferred tax assets.

Additional information

Iran sanctions and related disclosures
Disclosure pursuant to section 13(r) of the Securities Exchange Act
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added a new Section 13(r) to the Exchange Act, requiring an issuer to disclose in its annual or quarterly reports, as applicable, whether, during the period covered by the report, it or any of its affiliates knowingly engaged in specified activities or transactions relating to Iran or with individuals or entities designated under Executive Order 13382 or 13224. Disclosure is required of certain activities conducted outside the United States by non-U.S. entities in compliance with local law, whether or not the activities are sanctionable under U.S. law. In order to comply with this new requirement, the following activities of the Group are disclosed in response to section 13(r).

Licensed Payments
During 2013, in full compliance with applicable sanctions and under applicable licenses granted by appropriate authorities, the Group facilitated a small number of payments that were remitted by a financial institution designated under Executive Order 13382. The payments related to amounts due to a provider for the provision of medical supplies to a non-designated entity.

The Group also facilitated several payments from or to frozen accounts of Iranian government-owned financial institutions and/or financial institutions designated under Executive Order 13382 or 13224 maintained at other financial institutions. These payments related to amounts due to third parties for legal services and IT services provided to such entities, and the refund of payments made following the termination of services.  All payments were made or received in full compliance with applicable sanctions and under applicable licences.

During 2013, the Group also received a number of payments related to entities identified as part of the Government of Iran and/or entities designated under Executive Order 13382 or 13324.  These payments related to amounts due to providers for legal services provided to such entities.  All such payments were received in compliance with applicable laws and regulations, and where appropriate, the Group made or obtained the required notification, authorisation and/or licence from the applicable regulator.

The transactions described in the above paragraphs resulted in less than the equivalent of £30 in gross revenue to the Group for each such transaction. The Group intends to continue to engage in transactions similar to those described in this paragraph as long as such transactions are licensed by the proper authorities.

Account Closure Payments
During 2013, the Group maintained a banking relationship with an entity in the UK that became designated under Executive Order 13382 in 2013.  Following the designation of the entity, the Group terminated the banking relationship and paid the balance of the account to a non-Group account held by the customer.  The closure and subsequent payment were made in compliance with applicable rules and regulations.  The transactions described in the above resulted in less than the equivalent of £30 in gross revenue to the Group for each such transaction.

Legacy Guarantees
In 2013, in full compliance with applicable sanctions and under general license from the appropriate authorities, the Group exited two legacy guarantees (performance bonds) that were originally entered into in 2003 and 2007 in compliance with applicable law.  In connection with exiting these guarantees, the Group made a payment into a frozen account of one Iranian government-owned financial institution that is designated under Executive Order 13382 maintained at another financial institution. The other guarantee was exited without any payment as the Iranian Government-owned financial institution agreed to waive an existing charge under the guarantee.

Under appropriate license from the applicable authorities, the Group holds eight additional legacy guarantees entered into between 1995 and 2005 which support arrangements entered into lawfully by the Group customers with Iranian counterparties. These performance bonds are in favour of Iranian government-owned financial institutions that are also designated under Executive Order 13382. The Group has made considerable efforts to exit and formally cancel the guarantees. It has been unable to do so to date but intends to terminate these legacy guarantees if changes to the applicable law are made to allow it to terminate them.  One of these legacy guarantees was disclosed in the Group’s Form 20-F for the year ended December 31, 2012.  The other seven guarantees were only recently identified as part of a migration of RBS Holdings NV business to the books of another Group affiliate. The affiliate that originally held these guarantees previously sought permission from its regulator to exit these guarantees, but has not yet received a license to do so.

The Group received revenue of £3,018 in the reporting period in respect of these legacy guarantees. No other payments were made under these guarantees in 2013. If any payments are required to be made under the performance bonds while the beneficiaries remain the targets of EU sanctions, the Group intends to make the payments under applicable licence into frozen bank accounts.

Clearing System
The Group participates in local government-run clearing and settlement exchange systems in a number of countries in compliance with applicable laws and regulations. Iranian government-owned banks, including certain banks designated under Executive Order 13382 or 13224, also participate in some of these clearing systems, which creates the risk that the Group could participate in transactions in which such Iranian banks are involved. Where legally permissible, the Group has instituted procedures to screen and halt any outgoing and incoming payments to and from Iranian banks in these clearing systems prior to settlement. The Group has obtained a license from Her Majesty’s Treasury to participate in local payment and settlement systems in the United Arab Emirates (UAE). The Group intends to continue to participate in the clearing and settlement exchange systems in various countries and will continue to seek to limit the risk of participating in transactions involving Iranian government-owned financial institutions in accordance with applicable laws and regulations. It intends to participate in transactions involving such entities only pursuant to licenses from the appropriate authorities.

Shareholder information

529	Financial calendar
529	Shareholder enquiries
530	Analyses of ordinary shareholders
531	Trading market
534	Dividend history
535	Taxation for US Holders
538	Exchange controls
539	Memorandum and Articles of Association
547	Incorporation and registration
548	Abbreviations and acronyms
549	Glossary of terms
557	EDTF recommendations
558	Index
561	Important addresses
561	Principal offices

Shareholder information

Financial calendar		Dividends
Annual General Meeting	25 June 2014	Payment dates
	RBS Conference Centre	Cumulative preference shares	30 May and 31 December 2014
RBS Gogarburn
	Edinburgh EH12 1HQ	Non-cumulative preference shares	31 March, 30 June, 30 September and 31 December 2014

Ex-dividend date
Interim results	1 August 2014	Cumulative preference shares	30 April 2014

Record date
		Cumulative preference shares	2 May 2014

For further information on the payment of dividends, see page 534.

Shareholder enquiries
Shareholdings in the company may be checked by visiting the Shareholder centre section of our website, rbs.com. You will need the shareholder reference number printed on your share certificate or tax voucher to gain access to this information.

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

You may also check your shareholding by contacting our Registrar:

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZZ
Telephone: +44 (0)870 702 0135
Fax: +44 (0)870 703 6009
Website: www.investorcentre.co.uk/contactus

Braille and audio Strategic report with additional information
Shareholders requiring a Braille or audio version of the Strategic report with additional information should contact the Registrar on +44 (0)870 702 0135.

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

Should you wish to donate your shares to charity in this way you should contact ShareGift for further information:

ShareGift, The Orr Mackintosh Foundation
17 Carlton House Terrace, London SW1Y 5AH
Telephone: +44 (0)20 7930 3737
Website:www.sharegift.org

Shareholder information

Share fraud warning
Fraudsters use persuasive and high-pressure tactics to lure investors into scams. They may offer to sell shares that turn out to be worthless or non-existent, or to buy shares at an inflated price in return for an upfront payment. While high profits are promised, if you buy or sell shares in this way you will probably lose your money.

•	Keep in mind that firms authorised by the FCA are unlikely to contact you out of the blue with an offer to buy or sell shares.

•	Do not get into a conversation, note the name of the person and firm contacting you and then end the call.

•	Check the Financial Services Register at www.fca.org.uk to see if the person and firm contacting you is authorised by the FCA.

•	Beware of fraudsters claiming to be from an authorised firm, copying its website or giving you false contact details.

•	Use the firm’s contact details listed on the Register if you want to call it back.

•	Call the FCA on 0800 111 6768 if the firm does not have contact details on the Register or you are told they are out of date.

•	Search the list of unauthorised firms to avoid at www.fca.org.uk/scams

•	Consider that if you buy or sell shares from an unauthorised firm you will not have access to the Financial Ombudsman Service or Financial Services Compensation Scheme.

•	Think about getting independent financial and professional advice before you hand over any money.

•	Remember if it sounds too good to be true, it probably is.

Report a scam
If you are approached by fraudsters please tell the FCA using the share fraud reporting form at www.fca.gov.uk/scams, where you can find out more about investment scams. You can also call the FCA Consumer Helpline on 0800 111 6768. If you have already paid money to share fraudsters you should contact Action Fraud on 0300 123 2040.

Analyses of ordinary shareholders
At 31 December 2013	Shareholdings	Number of shares - millions	%
Individuals	200,686	123.9	2.0
Banks and nominee companies	11,988	6,013.2	96.9
Investment trusts	105	3.8	0.1
Insurance companies	111	0.4	-
Other companies	1,014	18.0	0.3
Pension trusts	25	0.9	-
Other corporate bodies	89	42.8	0.7
	214,018	6,203.0	100.0

Range of shareholdings:
1 - 1,000	184,830	46.6	0.8
1,001 - 10,000	27,384	62.5	1.0
10,001 - 100,000	1,152	31.2	0.5
100,001 - 1,000,000	437	150.4	2.4
1,000,001 - 10,000,000	172	544.7	8.8
10,000,001 and over	43	5,367.6	86.5
	214,018	6,203.0	100.0

Shareholder information

Trading market
Non-cumulative dollar preference shares
On 26 March 1997, 8 February 1999, 30 September 2004, 26 August 2004, 19 May 2005, 9 November 2005, 25 May 2006, 27 December 2006, 28 June 2007, 27 September 2007 and 4 October 2007, the company issued the following series of American Depository Shares (ADSs) representing non-cumulative dollar preference shares of the company, in the United States, of which the following were outstanding at 31 December 2013:

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

At 31 December 2013, there were 54 registered shareholders of Series F ADSs, 34 registered shareholders of Series H ADSs, 21 registered shareholders of Series L ADSs, 6 registered shareholders of Series M ADSs, 13 registered shareholders of Series N ADSs, 24 registered shareholders of Series P ADSs, 9 registered shareholders of Series Q ADSs, 3 registered shareholders of Series R ADSs, 1 registered shareholder of Series S ADSs, 18 registered shareholders of Series T ADSs and 1 registered shareholder of Series U ADSs.

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

At the Annual General Meeting on 30 May 2012, shareholders approved a sub-division and consolidation of the Group’s ordinary shares which resulted in new ordinary shares of 100 pence each being admitted to trading in London and New York with effect from 6 June 2012. The ratio of one ADS representing 20 ordinary shares changed to one ADS representing two ordinary shares with effect from 6 June 2012. As at 31 December 2013, 30.6 million ADSs were outstanding.

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

Figures in US$		Series F ADSs	Series H ADSs	Series L ADSs	Series M ADSs	Series N ADSs	Series P ADSs	Series Q ADSs	Series R ADSs	Series S ADSs	Series T ADSs	Series U ADSs	PROs (1)
By month
Mar 2014	High	25.56	25.15	21.66	22.80	22.67	22.33	23.73	22.26	23.16	25.12	101.50	107.72
	Low	25.19	24.87	21.18	22.35	22.23	21.93	23.23	21.87	22.76	24.90	100.00	106.77
Feb 2014	High	25.59	25.08	21.40	22.84	22.75	22.25	23.67	22.18	23.16	25.02	100.25	106.72
	Low	25.03	24.50	20.67	22.09	21.98	21.56	22.86	21.48	22.51	24.59	98.25	105.87
Jan 2014	High	25.42	24.93	21.23	22.68	22.52	22.11	23.69	21.88	23.15	24.96	99.50	106.56
	Low	24.93	24.23	19.89	20.86	20.68	20.39	21.85	20.06	21.68	24.17	97.25	105.04
Dec 2013	High	25.24	24.74	20.24	21.59	21.45	21.19	22.70	20.85	22.46	24.68	97.50	105.16
	Low	24.81	23.83	19.22	20.52	20.30	20.05	21.46	19.70	21.33	23.83	95.50	104.30
Nov 2013	High	25.14	24.85	20.25	21.88	21.75	21.40	22.95	21.18	22.49	24.76	97.25	104.76
	Low	24.70	24.41	19.65	21.46	21.30	21.04	22.48	20.62	22.00	24.25	95.25	104.10
Oct 2013	High	24.91	24.82	20.00	21.35	21.26	20.78	22.46	20.65	22.00	24.07	96.00	104.00
	Low	24.32	24.16	19.13	20.23	20.07	19.88	21.16	19.88	20.72	23.05	92.50	102.20

By quarter
2014: Q1	High	25.59	25.15	21.66	22.84	22.75	22.33	23.73	22.26	23.16	25.12	101.50
	Low	24.93	24.23	19.89	20.86	20.68	20.39	21.85	20.06	21.68	24.17	97.25
2013: Q4	High	25.24	24.85	20.25	21.88	21.75	21.40	22.95	21.18	22.49	24.76	97.50	105.16
	Low	24.32	23.83	19.13	20.23	20.07	19.88	21.16	19.70	20.72	23.05	92.50	102.20
2013: Q3	High	24.95	24.70	20.42	21.16	21.08	20.89	22.24	20.71	21.82	23.84	95.00	102.80
	Low	24.16	23.64	18.46	19.58	19.46	19.29	20.57	19.26	20.23	22.28	89.00	91.38
2013: Q2	High	25.86	25.55	23.87	24.03	23.72	23.92	24.63	23.70	24.45	25.44	98.50	106.76
	Low	24.07	23.52	18.99	20.21	20.16	20.00	21.05	19.79	20.49	21.83	84.00	90.27
2013: Q1	High	25.62	25.41	24.00	23.87	23.69	23.71	24.54	23.47	24.21	25.03	97.00	107.70
	Low	24.77	24.70	22.39	22.24	22.20	21.92	23.32	21.77	23.03	24.19	89.00	100.24
2012: Q4	High	25.20	24.92	23.57	23.09	22.98	22.83	23.40	22.96	23.31	24.50	90.00	100.59
	Low	24.33	23.99	21.32	20.73	20.71	21.15	21.16	21.26	20.89	22.78	82.50	97.92
2012: Q3	High	25.35	24.96	22.29	21.24	21.31	21.76	21.93	21.26	21.44	23.54	85.00	98.46
	Low	23.23	21.92	18.02	17.53	17.28	17.52	18.20	17.50	17.85	19.76	66.00	79.51
2012: Q2	High	23.43	22.33	19.10	17.76	17.64	18.33	18.77	17.85	18.44	20.45	71.00	86.60
	Low	20.39	19.34	17.00	15.85	15.70	15.85	16.39	15.58	16.23	18.11	62.00	73.78
2012: Q1	High	24.24	22.74	19.48	16.64	16.51	16.52	17.39	16.57	16.98	19.00	71.38	85.32
	Low	17.60	16.76	15.46	11.63	11.53	11.41	12.24	11.41	11.83	13.08	53.63	66.58

By year
2013	High	25.86	25.55	24.00	24.03	23.72	23.92	24.63	23.70	24.45	25.44	98.50	107.70
	Low	24.07	23.52	18.46	19.58	19.46	19.29	20.57	19.26	20.23	21.83	84.00	90.27
2012	High	25.35	24.96	23.57	23.09	22.98	22.83	23.40	22.96	23.31	24.50	90.00	100.59
	Low	17.60	16.76	15.46	11.63	11.53	11.41	12.24	11.41	11.83	13.08	53.63	66.58
2011	High	25.05	23.95	19.40	18.80	18.82	18.40	19.40	18.35	18.88	20.60	84.00	96.69
	Low	16.21	15.35	13.87	10.21	10.11	9.97	10.62	9.98	10.22	11.43	46.00	63.58
2010	High	23.97	23.85	19.88	17.75	17.73	17.77	17.91	17.75	17.73	18.64	78.25	97.06
	Low	16.57	15.10	13.35	10.95	10.91	10.75	11.24	10.80	10.99	11.90	53.00	67.13
2009	High	18.30	16.46	13.65	14.07	14.11	13.91	15.15	13.63	14.45	16.48	57.50	69.25
	Low	3.00	2.77	2.21	2.63	2.55	2.43	2.64	2.37	2.58	2.78	8.98	20.00

Note:
(1)	Price quoted as a % of US$1,000 nominal.

Shareholder information

Trading market continued
Ordinary shares
The following table shows, for the periods indicated, the high and low sales prices for the company's ordinary shares, as derived from the Daily Official List of the London Stock Exchange. Following the sub-division and one-for-ten consolidation of ordinary shares, which took effect in June 2012, prices prior to that date were restated accordingly.

By month		£	By quarter		£	By year		£
March 2014	High	3.323	2014: Q1	High	3.750	2013	High	3.849
	Low	2.991		Low	2.991		Low	2.661
February 2014	High	3.624	2013: Q4	High	3.849	2012	High	3.250
	Low	3.626		Low	3.159		Low	1.966
January 2014	High	3.750	2013: Q3	High	3.727	2011	High	4.900
	Low	3.322		Low	2.700		Low	1.734
December 2013	High	3.400	2013: Q2	High	3.519	2010	High	5.804
	Low	3.159		Low	2.661		Low	3.125
November 2013	High	3.400	2013: Q1	High	3.678	2009	High	5.765
	Low	3.218		Low	2.755		Low	1.030
October 2013	High	3.849	2012: Q4	High	3.250
	Low	3.521		Low	2.573
			2012: Q3	High	2.790
				Low	1.966
			2012: Q2	High	2.775
				Low	1.998
			2012: Q1	High	2.917
				Low	2.007

On 25 April 2014, the closing price of the ordinary shares on the London Stock Exchange was £3.032, equivalent to $5.097 per share translated at the Noon Buying Rate of $1.6810 per £1.00 on 25 April 2014.

ADSs
The following table shows, for the periods indicated, the high and low sales prices for the company's ordinary ADSs, as reported on the NYSE composite tape.

By month		US$	By quarter		US$	By year		US$
March 2014	High	11.15	2014: Q1	High	12.40	2013	High	12.35
	Low	9.86		Low	9.86		Low	8.15
February 2014	High	12.11	2013: Q4	High	12.35	2012	High	10.79
	Low	10.74		Low	10.25		Low	6.09
January 2014	High	12.40	2013: Q3	High	11.97	2011	High	15.83
	Low	11.00		Low	8.23		Low	5.36
December 2013	High	11.33	2013: Q2	High	10.81	2010	High	17.30
	Low	10.35		Low	8.15		Low	9.89
November 2013	High	10.85	2013: Q1	High	11.84	2009	High	18.95
	Low	10.25		Low	8.37		Low	3.33
October 2013	High	12.35	2012: Q4	High	10.79
	Low	11.39		Low	8.20
			2012: Q3	High	9.05
				Low	6.09
			2012: Q2	High	8.87
				Low	6.17
			2012: Q1	High	9.29
				Low	6.25

Following the ordinary share sub-division and consolidation which took effect from 6 June 2012, the ratio of one ADS representing 20 ordinary shares changed to one ADS representing two ordinary shares.

On 25 April 2014, the closing price of the ordinary ADSs on the New York Stock Exchange was $10.17.

Shareholder information

Dividend history
Preference dividends
	2013	2013	2012	2011	2010	2009
Amount per share	$	£	£	£	£	£
Non-cumulative preference shares of US$0.01
- Series F (1)	1.91	1.16	1.21	1.19	1.06	1.22
- Series H (1)	1.81	1.10	1.14	1.13	1.03	1.15
- Series L (1)	1.44	0.87	0.91	0.90	0.86	0.92
- Series M (2)	1.60	1.03	0.75	—	0.26	1.02
- Series N (2)	1.59	1.03	0.74	—	0.26	1.01
- Series P (2)	1.56	1.01	0.73	—	0.25	0.99
- Series Q (2)	1.69	1.09	0.79	—	0.27	1.07
- Series R (2)	1.53	0.99	0.72	—	0.25	0.97
- Series S (2)	1.65	1.07	0.77	—	0.27	1.05
- Series T (2)	1.81	1.17	0.85	—	0.29	1.15
- Series U (2)	7,640	4,881	2,406	—	2,474	5,019
Non-cumulative convertible preference shares of US$0.01
- Series 1 (1)	91.18	55.12	57.86	56.87	59.98	60.33
Non-cumulative preference shares of €0.01
- Series 1 (2)	75.77	45.76	44.65	—	—	49.46
- Series 2 (2)	72.32	44.83	42.25	—	—	46.00
- Series 3 (2)	4,885	3,027	2,813	—	—	3,125
Non-cumulative convertible preference shares of £0.01
- Series 1 (1)	122.20	73.87	73.87	73.87	73.87	73.87
Non-cumulative preference shares of £1
- Series 1 (2)	47.02	28.42	89.62	—	—	81.62
- Series 2 (redeemed April 2009) (2)	—	—	—	—	—	54.71

Notes:
(1)	Classified as subordinated liabilities.
(2)	Classified as equity.

On 26 November 2009, RBS entered into a State Aid Commitment Deed with HM Treasury containing commitments and undertakings that were designed to ensure that HM Treasury was able to comply with the commitments to be given by it to the European Commission for the purposes of obtaining approval for the State aid provided to RBS. As part of these commitments and undertakings, RBS agreed not to pay discretionary coupons and dividends on its existing hybrid capital instruments for a period of two years. This period commenced on 30 April 2010 for RBS Group instruments and ended on 30 April 2012; the two year deferral period for RBS Holdings N.V. instruments commenced on 1 April 2011 and ended on 1 April 2013.

On 4 May 2012, RBS determined that it was in a position to recommence payments on RBS Group instruments. In June 2013 RBS Holdings N.V. resumed payments on its hybrid capital instruments. Future coupons and dividends on hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

For further information, see Note 7 on the consolidated accounts.

Ordinary dividends
The company has not paid an ordinary dividend since 2007. In 2008, the company issued new ordinary shares by way of a capitalisation issue rather than paying an interim dividend.

Shareholder information

Taxation for US Holders
The following discussion summarises certain US federal and UK tax consequences of the ownership and disposition of ordinary shares, ADSs representing ordinary shares (ordinary ADSs), ADSs representing non-cumulative dollar preference shares (preference ADSs) or PROs by a beneficial owner that is a citizen or resident of the United States or that otherwise will be subject to US federal income tax on a net income basis in respect of the ordinary shares, ordinary ADSs, preference ADSs or PROs (a “US Holder”). This summary assumes that a US Holder is holding ordinary shares, ordinary ADSs, preference ADSs or PROs, as applicable, as capital assets. This summary does not address the tax consequences to a US Holder (i) that is resident in the UK for UK tax purposes, (ii) that carries on a trade, profession or vocation through a branch, agency or permanent establishment in the UK in connection with which their ordinary shares, ordinary ADSs, preference ADSs or PROs are held, used or acquired, or (iii) generally, that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the company, nor does this summary address all of the tax consequences to US Holders subject to special rules, such as certain financial institutions, dealers or traders in securities who use a mark-to-market method of tax accounting, persons holding ordinary shares, ordinary ADSs, preference ADSs or PROs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to such securities, persons liable for the alternative minimum tax or the ‘Medicare contribution tax’ on ‘net investment income,’ persons whose functional currency for US federal income tax purposes is not the US dollar, entities classified as partnerships for US federal income tax purposes, tax-exempt entities, persons that own or are deemed to own 10% or more of the voting stock of the company.

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

The following discussion assumes that the company was not for the taxable year ended 31 December 2013, and will not become in the foreseeable future, a passive foreign investment company – see ‘Passive Foreign Investment Company (PFIC) considerations’ on page 538.

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

The company is not required to withhold UK tax at source from dividend payments it makes or from any amount (including any amounts in respect of accrued dividends) distributed by the company. US Holders who are not resident in the UK and who do not carry on a trade, profession or vocation in the UK through a branch, agency or permanent establishment in connection with which their ordinary shares, ordinary ADSs or preference ADSs are held, used or acquired will not be subject to UK tax in respect of any dividends received on the relevant shares or ADSs.

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

Subject to applicable limitations that vary depending upon a US Holder’s particular circumstances and the discussion above regarding concerns expressed by the US Treasury, dividends paid to certain non-corporate US Holders may be taxable at the favourable rates applicable to long-term capital gain. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at these favourable rates.

Shareholder information

Taxation for US Holders continued
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

Taxation of capital gains
A US Holder that is not resident in the UK will not normally be liable for UK tax on capital gains realised on the disposition of an ordinary share, an ordinary ADS or a preference ADS unless at the time of the disposal, in the case of a corporate US Holder, such US Holder carries on a trade in the UK through a permanent establishment or, in the case of any other US Holder, such US Holder carries on a trade, profession or vocation in the UK through a branch or agency and, in each case, such ordinary share, ordinary ADS or preference ADS is or has been used, held or acquired by or for the purposes of such trade (or profession or vocation), carried on through such permanent establishment, branch or agency. Special rules apply to individuals who are temporarily not resident in the UK.

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

UK stamp duty and stamp duty reserve tax (SDRT)
The following is a summary of the UK stamp duty and SDRT consequences of transferring an ADS (otherwise than to the custodian on cancellation of the ADS) or of transferring an ordinary share. A transfer of an ADS executed and retained in the United States will not give rise to stamp duty and an agreement to transfer an ADS will not give rise to SDRT. Stamp duty or SDRT will normally be payable on or in respect of transfers of ordinary shares and accordingly any holder that acquires or intends to acquire ordinary shares is advised to consult its own tax adviser in relation to stamp duty and SDRT.

Shareholder information

Taxation for US Holders continued
PROs
United States
Payments of interest on a PRO (including any UK withholding tax, as to which see below) will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the company, as determined for US federal income tax purposes. Because the company does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions will be reported to US Holders as dividends. Payments will not be eligible for the dividends-received deduction generally allowed to corporate US holders. A US Holder who is entitled under the Treaty to a refund of UK tax, if any, withheld on a payment will not be entitled to claim a foreign tax credit with respect to the refundable tax. Subject to applicable limitations that vary depending upon a US Holder’s particular circumstances and the discussion above regarding concerns expressed by the US Treasury, dividends paid to certain non-corporate US Holders may be taxable at the favourable rates applicable to long-term capital gain. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at these favourable rates.

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

United Kingdom
Taxation of payments on the PROs
Payments on the PROs will constitute interest rather than dividends for UK withholding tax purposes. However, the PROs constitute ‘quoted eurobonds’ within the meaning of section 987 of the Income Tax Act 2007 and therefore payments of interest will not be subject to withholding or deduction for or on account of UK tax as long as the PROs remain at all times listed on a ‘recognised stock exchange’ within the meaning of section 1005 of the Income Tax Act 2007, such as the main market of the New York Stock Exchange. In all other cases, an amount must be withheld on account of UK income tax at the basic rate (currently 20%) subject to any direction to the contrary by HM Revenue & Customs under the Treaty and except that the withholding obligation does not apply to payments to persons who the company reasonably believes are within the charge to corporation tax or fall within various categories enjoying a special tax status (including charities and pension funds), or are partnerships consisting of such persons (unless HM Revenue & Customs directs otherwise). Where interest has been paid under deduction of UK withholding tax, US Holders may be able to recover the tax deducted under the Treaty.

However, a US Holder who is entitled under the Treaty to a refund of UK tax, if any, withheld on a payment will not be entitled to claim a foreign tax credit with respect to the refundable tax.

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

EU Directive on taxation of savings income
Under the European Union Council Directive 2003/48/EC on the taxation of savings income, member states of the European Union are required to provide to the tax authorities of other member states details of payments of interest and other similar income paid by a person to an individual or certain other persons resident in another member state, except that Luxembourg and Austria may instead impose a withholding system for a transitional period unless during such period they elect otherwise. On April 10, 2013, the Luxembourg Ministry of Finance announced that Luxembourg’s transitional period will end with effect from January 1, 2015.

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

Passive Foreign Investment Company (PFIC) considerations
In general, a foreign corporation will be a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable 'look-through rules', either (i) at least 75% of its gross income is 'passive income' or (ii) at least 50% of the average quarterly value of its assets is attributable to assets which produce passive income or are held for the production of passive income. The company does not believe that it was a PFIC for its 2013 taxable year. Although interest income is generally passive income, a special rule allows banks to treat their banking business income as non-passive. To qualify for this rule, a bank must satisfy certain requirements regarding its licensing and activities.

The company's possible status as a PFIC is determined annually, however, and may be subject to change if the company fails to qualify under this special rule for any year in which a US Holder owns ordinary shares, ordinary ADSs, preference ADSs or PROs. If the company were to be treated as a PFIC for any taxable year during which a US Holder owned ordinary shares, ordinary ADSs, preference ADSs or PROs, the US Holder would generally be subject to adverse US federal income tax consequences and certain reporting obligations. Holders should consult their own tax advisers as to the potential application of the PFIC rules to the ownership and disposition of the company's ordinary shares, ordinary ADSs, preference ADSs or PROs.

Information reporting and backup withholding
Payments on, and proceeds from the sale of, ordinary shares, ordinary ADSs, preference ADSs or PROs that are made within the United States or through certain U.S-related financial intermediaries may be subject to information reporting and backup withholding unless (i) the US Holder is an exempt recipient or (ii) in the case of backup withholding, the US Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Holder’s US federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

Shareholder information

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

Shareholder information

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

Abbreviations and acronyms

ABCP	Asset Backed Commercial Paper	GRG	Global Restructuring Group
AFS	Available-for-sale	HFT	Held-for-trading
APR	All Price Risk	HMT	HM Treasury
AQ	Asset Quality	IAS	International Accounting Standards
AT1	Additional Tier 1	IASB	International Accounting Standards Board
BCBS	Basel Committee on Banking Supervision	ICAAP	Internal Capital Adequacy Assessment Process
CCR	Counterparty Credit Risk	ICB	Independent Commission on Banking
CD	Certificate of deposit	IFRS	International Financial Reporting Standards
CDO	Collateralised Debt Obligation	IMF	International Monetary Fund
CDPC	Credit Derivative Product Company	IPO	Initial Public Offering
CDS	Credit Default Swap	IPV	Independent Price Verification
CEM	Counterparty Exposure Management	IRC	Incremental Risk Charge
CET1	Common Equity Tier 1	IRRBB	Interest Rate Risk in the Banking Book
CGU	Cash Generating Unit	ISDA	International Swaps and Derivatives Association
CLO	Collateralised Loan Obligation	LAR	Loans and Receivables
CMBS	Commercial Mortgage-backed Securities	LGD	Loss Given Default
CP	Commercial Paper	LIBOR	London Interbank Offered Rate
CQA	Credit Quality Assurance	LTIP	Long Term Incentive Plan
CRA	Credit Risk Assets	LTV	Loan-to-value
CRD	Capital Requirements Directive	MBS	Mortgage-backed Securities
CRE	Commercial Real Estate	MTN	Medium-term Notes
CRG	Capital Resolution Group	NI	Northern Ireland
CRM	Credit Risk Mitigation	NYSE	New York Stock Exchange
CRO	Chief Risk Officer	OFT	Office of Fair Trading
CRR	Capital Requirements Regulation	OTC	Over-the-counter
CVA	Credit Valuation Adjustment	PD	Probability of Default
DFV	Designated as at Fair Value through profit or loss	PFE	Potential Future Exposure
DTA	Deferred Tax Asset	PPI	Payment Protection Insurance
EAD	Exposure At Default	PPL	Potential Problem Loans
EC	European Commission	PRA	Prudential Regulation Authority
ECB	European Central Bank	PVA	Prudential Valuation Adjustment
EDTF	Enhanced Disclosure Task Force	R&C	Retail & Commercial
EL	Expected Loss	RBSG	The Royal Bank of Scotland Group plc
EMEA	Europe, the Middle East and Africa	RCR	RBS Capital Resolution
ERF	Executive Risk Forum	REIL	Risk Elements In Lending
ESOP	Executive Share Option Plan	RFS	RFS Holdings B.V.
EU	European Union	RMBS	Residential Mortgage-backed Securities
FCA	Financial Conduct Authority	RNIV	Risks Not In VaR
FI	Financial Institution	ROE	Return on Equity
FLB3	Fully Loaded Basel III	ROI	Republic of Ireland
FPC	Financial Policy Committee	RoW	Rest of the World
FSA	Financial Services Authority	RTS	Regulatory Technical Standards
FSCS	Financial Services Compensation Scheme	RWA	Risk-weighted asset
FSMA	Financial Services and Markets Act 2000	SE	Structured Entity
FVTPL	Fair Value Through Profit or Loss	SEC	US Securities and Exchange Commission
GAC	Group Audit Committee	SFT	Securities Financing Transaction
GALCO	Group Asset and Liability Management Committee	SME	Small and Medium-sized Enterprise
GCCO	Group Chief Credit Officer	SNC	Single Name Concentration
GCoR	Global Country Risk	SVaR	Stressed Value-at-Risk
GCR	Group Credit Risk	TSR	Total Shareholder Return
GRC	Group Risk Committee	UK	United Kingdom
GDP	Gross Domestic Product	UKFI	UK Financial Investments Limited
GPF	Group Policy Framework	US/USA	United States of America
		VaR	Value-at-Risk

Glossary of terms

Arrears - the aggregate of contractual payments due on a debt that have not been met by the borrower. A loan or other financial asset is said to be 'in arrears' when payments have not been made.

Asset-backed commercial paper (ABCP) - a form of asset-backed security generally issued by a commercial paper conduit.

Asset-backed securities (ABS) - securities that represent interests in specific portfolios of assets. They are issued by a structured entity following a securitisation. The underlying portfolios commonly comprise residential or commercial mortgages but can include any class of asset that yields predictable cash flows. Payments on the securities depend primarily on the cash flows generated by the assets in the underlying pool and other rights designed to assure timely payment, such as guarantees or other credit enhancements. Collateralised debt obligations, collateralised loan obligations, commercial mortgage backed securities and residential mortgage backed securities are all types of ABS.

Asset quality (AQ) band - probability of default banding for all counterparties on a scale of 1 to 10.

Assets under management - assets managed by the Group on behalf of clients.

Back-testing - statistical techniques that assess the performance of a model, and how that model would have performed had it been applied in the past.

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

BIPRU - the prudential sourcebook for banks, building societies and investment firms. The part of the Financial Conduct Authority's (FCA) Handbook that sets out detailed prudential requirements for the banks that they regulate.

Bull flattener - a flattening of the yield curve in which long term rates are decreasing faster than short term rates.

Buy-to-let mortgages - mortgages to customers for the purchase of  residential property as a rental investment.

Capital requirements regulation (CRR) - see CRD IV.

Central counterparty (CCP) - an intermediary between a buyer and a seller (generally a clearing house).

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

Commercial paper conduit - a structured entity that issues commercial paper and uses the proceeds to purchase or fund a pool of assets. The commercial paper is secured on the assets and is redeemed either by further commercial paper issuance, repayment of assets or liquidity drawings.

Glossary of terms

Commercial real estate - freehold and leasehold properties used for business activities. Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, agricultural land and buildings, warehouses, garages etc.

Common Equity Tier 1 capital - the highest quality form of regulatory capital under Basel III comprising common shares issued and related share premium, retained earnings and other reserves excluding the cash flow hedging reserve, less specified regulatory adjustments.

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

CRD IV - the European Union has implemented the Basel III capital proposals through the Capital Requirements Regulation (CRR) and the Capital Requirements Directive (CRD), collectively known as CRD IV. CRD IV was implemented on 1 January 2014. The European Banking Authority’s technical standards are still to be finalised through adoption by the European Commission and implemented within the UK.

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

Credit derivative product company (CDPC) - a structured entity that sells credit protection under credit default swaps or certain approved forms of insurance policies. Sometimes they can also buy credit protection. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers.

Credit enhancements - techniques that improve the credit standing of financial obligations; generally those issued by a structured entity in a securitisation. External credit enhancements include financial guarantees and letters of credit from third-party providers. Internal enhancements include excess spread - the difference between the interest rate received on the underlying portfolio and the coupon on the issued securities; and over-collateralisation - on securitisation, the value of the underlying portfolio is greater than the securities issued.

Credit grade - a rating that represents an assessment of the credit worthiness of a customer. It is a point on a scale representing the probability of default of a customer.

Credit risk - the risk of financial loss due to the failure of a customer, or counterparty, to meet its obligation to settle outstanding amounts.

Credit risk mitigation - reducing the credit risk of an exposure by application of techniques such as netting, collateral, guarantees and credit derivatives.

Credit valuation adjustments (CVA) - the CVA is the difference between the risk-free value of a portfolio of trades and its market value, taking into account the counterparty’s risk of default. It represents the market value of counterparty credit risk, or an estimate of the adjustment to fair value that a market participant would make to reflect the creditworthiness of its counterparty.

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

Glossary of terms

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

Defined benefit plan/scheme - pension or other post-retirement benefit plan other than a defined contribution plan.

Defined contribution plan/scheme - pension or other post-retirement benefit plan where the employer's obligation is limited to its contributions to the fund.

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

Encumbrance - an interest in an asset held by another party. Encumbrance usually impacts the transferability of the asset and can restrict its free use until the encumbrance is removed.

Equity risk - the risk of changes in the market price of the equities or equity instruments arising from positions, either long or short, in equities or equity-based financial instruments.

Eurozone - the 17 European Union countries that have adopted the euro: Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Malta, The Netherlands, Portugal, Slovakia, Slovenia and Spain.

Expected loss (EL) - expected loss represents the anticipated loss on an exposure over one year. It is determined by multiplying probability of default, loss given default and exposure at default and can be calculated at individual, credit facility, customer or portfolio level.

Exposure - a claim, contingent claim or position which carries a risk of financial loss.

Exposure at default (EAD) - an estimate of the extent to which the bank will be exposed under a specific facility, in the event of the default of a counterparty.

FICO score - a credit score calculated using proprietary software developed by the Fair Isaac Corporation in the US from a consumer's credit profile. The scores range between 300 and 850 and are used in credit decisions made by banks and other providers of credit.

Financial Conduct Authority (FCA) - the statutory body responsible for conduct of business regulation and supervision of UK authorised firms from 1 April 2013. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.

Glossary of terms

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

Forbearance - forbearance takes place when a concession is made on the contractual terms of a loan in response to a customer’s financial difficulties.

Forward contract - a contract to buy (or sell) a specified amount of a physical or financial commodity, at an agreed price, at an agreed future date.

Fully loaded Basel III basis - capital ratios based on the rules that will apply at the end of the Basel III transition period.

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

Government Sponsored Enterprises (GSEs) - a group of financial services corporations created by the US Congress. Their function is to improve the efficiency of capital markets and to overcome statutory and other market imperfections which otherwise prevent funds from moving easily from suppliers of funds to areas of high loan demand. They include the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association.

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

Individual liquidity guidance (ILG) - guidance from the PRA on a firm's required quantity of liquidity resources and funding profile.

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

International Swaps and Derivatives Association (ISDA) master agreement - a standardised contract developed by ISDA for bilateral derivatives transactions. The contract grants legal rights of set-off for derivative transactions with the same counterparty.

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

Glossary of terms

Level 1 - level 1 fair value measurements are derived from quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 - level 2 fair value measurements use inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

Level 3 - level 3 fair value measurements use one or more unobservable inputs for the asset or liability.

Leverage ratio - a measure prescribed under Basel III. It is the ratio of tier 1 capital to total exposures. Total exposures include on-balance sheet items, off-balance sheet items and derivatives, and generally follow the accounting measure of exposure.

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

Liquidity and funding risk - the risk that the Group is unable to meet its financial liabilities when they fall due.

Liquidity coverage ratio (LCR) - the ratio of the stock of high quality liquid assets to expected net cash outflows over the following 30 days. High quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, central bank eligible.

Loan:deposit ratio - the ratio of loans and advances to customers net of provision for impairment losses and excluding reverse repurchase agreements to customer deposits excluding repurchase agreements.

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

London Interbank Offered Rate (LIBOR) - the benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.

Loss given default (LGD) - an estimate of the amount that will not be recovered by the Group in the event of default, plus the cost of debt collection activities and the delay in cash recovery.

Market risk - the risk of loss arising from fluctuations in interest rates, credit spreads, foreign currency rates, equity prices, commodity prices and other risk-related factors such as market volatilities that may lead to a reduction in earnings, economic value or both.

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

Net stable funding ratio (NSFR) - the ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. Available stable funding includes items such as equity capital, preferred stock with a maturity of over one year and liabilities with an assessed maturity of over one year.

Non-performing loans - loans classified as Risk elements in lending and Potential problem loans. They have a 100% probability of default and have been assigned an AQ10 internal credit grade.

Operational risk - the risk of loss resulting from inadequate or failed processes, people, systems or from external events.

Glossary of terms

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

Own credit adjustment (OCA) - the effect of the Group’s own credit standing on the fair value of financial liabilities.

Past due - a financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.

Pillar 1 - the part of Basel II that sets out the process by which regulatory capital requirements should be calculated for credit, market and operational risk.

Pillar 2 - the part of Basel II that sets out the process by which a bank should review its overall capital adequacy and the processes under which the supervisors evaluate how well financial institutions are assessing their risks and take appropriate actions in response to the assessments.

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

Potential future exposure - is a measure of counterparty risk/credit risk. It is calculated by evaluating existing trades done against the possible market prices in future during the lifetime of the transactions.

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

Prudential Regulation Authority (PRA) - the statutory body responsible, from 1 April 2013, for the prudential supervision of banks, building societies, insurers and a small number of significant investment firms in the UK. The PRA is a subsidiary of the Bank of England.

Regular way purchase or sale - a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

Regulatory capital - the amount of capital that the Group holds, determined in accordance with rules established by the PRA for the consolidated Group and by local regulators for individual Group companies.

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

Glossary of terms

Risk-weighted assets (RWAs) - assets adjusted for their associated risks using weightings established in accordance with the Basel Capital Accord as implemented by the PRA. Certain assets are not weighted but deducted from capital.

Sale and repurchase agreements - in a sale and repurchase agreement one party, the seller, sells a financial asset to another party, the buyer, at the same time the seller agrees to reacquire and the buyer to resell the asset at a later date. From the seller's perspective such agreements are repurchase agreements (repos) and from the buyer's reverse repurchase agreements (reverse repos).

Securitisation - a process by which assets or cash flows are transformed into transferable securities. The underlying assets or cash flows are transferred by the originator or an intermediary, typically an investment bank, to a structured entity which issues securities to investors. Asset securitisations involve issuing debt securities (asset-backed securities) that are backed by the cash flows of income-generating assets (ranging from credit card receivables to residential mortgage loans).

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

Standstill - is an agreement, usually for a specified period of time, not to enforce the Bank’s rights as a result of a customer breaching the terms and conditions of their facilities. This is a concession to the customer. A standstill is most commonly used in a complex restructuring of a company’s debts, where a group of creditors agree to delay enforcement action to give the company time to gather information and formulate a strategy with a view to establishing a formal restructuring.

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

Structured entity (SE) - an entity that has been designed such that voting or similar rights are not the dominant factor in deciding who controls the entity, for example when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are usually established for a specific, limited purpose, they do not carry out a business or trade and typically have no employees. They take a variety of legal forms - trusts, partnerships and companies - and fulfil many different functions.

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

Supervisory slotting approach - a method of calculating regulatory capital, specifically for lending exposures in project finance and income producing real estate, where the PD estimates do not meet the minimum IRB standards. Under this approach, the bank classifies exposures from 1 to 5, where 1 is strong and 5 is default. Specific risk-weights are assigned to each classification.

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

Glossary of terms

US Federal Agencies - are independent bodies established by the US Government for specific purposes such as the management of natural resources, financial oversight or national security. A number of agencies, including, the Government National Mortgage Association, issue or guarantee publicly traded debt securities.

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

EDTF recommendations

The Enhanced Disclosure Taskforce (EDTF), established by the Financial Stability Board, published its report ‘Enhancing the Risk Disclosures of Banks’ in October 2012. The report suggests improvements to address the quality, comparability and transparency of risk disclosures in areas of risk governance, capital adequacy, liquidity and funding, credit risk and market risk.

The Group implemented the majority of the EDTF recommendations in its 2012 Form 20-F and Pillar 3 Report and the remainder in its 2013 reports.

The table below sets out the EDTF recommendations and the related locations in the 2013 Form 20-F and Pillar 3 Report.

Page reference
Risk type		Recommendation	Form 20-F	Pillar 3
General	1	Present all risk information together. Where this is not practicable, provide an index.	169-359 557
	2	Risk terminology, risk measures and key parameter values used.	548-556	✓
	3	Top and emerging risks.	174-176
	4	Key future regulatory ratios.	190-197, 199 206,208,210
Risk governance and risk management strategies/business model	5	Summarise risk management organisation, processes and key functions.	171-172
	6	Risk culture and risk appetite.	179-181
	7	Key risks arising from business models and activities.	172-173
	8	Stress testing.	176-177 189, 207 324
Capital adequacy and risk-weighted assets	9	Pillar 1 minimal capital requirements.	188-189	✓
	10	Composition of capital and reconciliation between accounting and regulatory balance sheet.	192-193,200
	11	Regulatory capital flow statement.	193-194
	12	Capital planning and management.	188-189
	13	Risk-weighted assets (RWAs) and business activities.	197-199	✓
	14	Capital requirements and RWAs.	190, 325	✓
	15	Credit risk in the banking book for major portfolios.	202-203	✓
	16	RWA flow statements.	197-199
	17	Back-testing of models.	321-322	✓
Liquidity	18	Liquid assets and their management.	205-209
Funding	19	Encumbered assets.	218-221
	20	Contractual maturity of assets, liabilities and off-balance sheet commitments	212, 215-217 425, 464
	21	Funding strategy including key sources.	211-215
Market risk	22	Linkages the balance sheet and market risk portfolios	315
	23	Significant trading and non-trading market risk factors.	318
	24	Model limitations, assumptions and validation procedures.	319-323
	25	Stress testing and scenario analysis.	324
Credit risk	26	Credit risk exposures, including linkage to balance sheet.	264-273, 201	✓
	27	Policies for impaired loans and forbearance.	237-246
	28	Flow statements for impaired loans and allowance for loan losses.	294-311
	29	Counterparty credit risk that arises from derivatives transactions.	236, 291-294 406, 418-419	✓
	30	Credit risk mitigation.	232-236, 264	✓
Other risks	31	Other risk types.	184-186 349-359
	32	Discussion of publicly known risk events.	173-174 385-386 443-444 466-474

Index

Accounting
Accounting developments	381
Accounting policies	369
Critical accounting policies	378

Approval of accounts	364

Asset-backed securities	283

Audit Committee
Letter from the Chairman of the Group Audit Committee	55
Report of the Group Audit Committee	56

Auditors
Auditor’s remuneration	395
Report of Independent Registered Public Accounting Firm	361

Available-for-sale financial assets
Accounting policies	374
Notes on the consolidated accounts	398

Average balance sheet	117

Balance sheet
Business review	162
Consolidated	364

Board Risk Committee report
Letter from the Chairman of the Board Risk Committee	61
Report of the Board Risk Committee	63

Business divestments
Business review	107
Notes on the consolidated accounts	440

Business services	21

Capital adequacy
Capital ratios	166,190
Capital resources	166,190
Notes on the consolidated accounts	462

Cash flow statement
Business review	165
Consolidated	368
Notes on the consolidated accounts	475,476,477

Central functions/items	106,151,478

Chairman
Chairman’s statement	24
Letter from the Chairman	39

Chief Executive’s review	26

Competition	108

Consolidated financial statements
Consolidated balance sheet	364
Consolidated cash flow statement	368
Consolidated income statement	362
Consolidated statement of changes in equity	365
Consolidated statement of comprehensive income	363
Notes on the consolidated accounts	383

Contingent liabilities and commitments	464

Corporate governance
Compliance report	94
Governance at a glance	22
Risk management	171
The Board and its committees	41

Debt securities
Risk and balance sheet management	279
Notes on the consolidated accounts	432

Deposits
Customer accounts	398
Deposits by banks	398

Derivatives
Risk and balance sheet management	291
Notes on the consolidated accounts	430

Description of business	106

Directors
Biographies	42
Interests in shares	82
Remuneration	69
Remuneration policy	72
Report of the directors	97
Service contracts and exit payment policy	77

Discontinued operations
Notes on the consolidated accounts	440

Disposal groups
Notes on the consolidated accounts	440

Dividends
History	534
Notes on the consolidated accounts	397

Earnings per share
Notes on the consolidated accounts	397

Economic and monetary environment	32

Employees
Business review	129
Costs	385
Headcount	387
Report of the directors	98
Variable compensation	389

Index

Financial instruments
Accounting policies	373
Critical accounting policies	380
Notes on the consolidated accounts	398

Financial Services Compensation Scheme	465

Financial summary	497

Forbearance	504

Forward-looking statements	2
Glossary of terms	549

Going concern
Report of the directors	100

Goodwill
Critical accounting policies	379
Notes on the consolidated accounts	435

Group Performance and Remuneration Committee
Directors’ remuneration report	72
Letter from the Chair of the Group Performance and Remuneration Committee	69

Impairment
Accounting policies	374
Business review	125
Critical accounting policies	380
Notes on the consolidated accounts	428

Income statement
Business review	112
Consolidated	362

Insurance claims
Accounting policy	373

Insurance premium income
Accounting policies	373

Intangible assets
Accounting policies	371
Segmental analysis of goodwill	484
Notes on the consolidated accounts	435

Interest Rate Hedging Products redress and related costs
Notes on the consolidated accounts	385
Critical accounting policies	379

International Banking	17,106,138,478

Investigations and reviews	468

Litigation	466

Loans and advances
Loans and advances to banks	398
Loans and advances to customers	398

Markets	20,106,148,478

Material contracts	511

Net interest income
Business review	116
Notes on the consolidated accounts	383

Non-Core	21,106,152,478

Non-interest income
Business review	121
Notes on the consolidated accounts	384

Operating expenses
Business review	122
Notes on the consolidated accounts	385

Payment Protection Insurance
Notes on the consolidated accounts	385
Critical accounting policies	379

Pensions
Accounting policies	370
Critical accounting policies	378
Notes on the consolidated accounts	390
Pension risk	361

Post balance sheet events	488

Potential problem loans	503

Presentation of information	1

Principal risks and uncertainties
Risk factors	109,513

Property, plant and equipment
Accounting policies	371
Notes on the consolidated accounts	438

Index

Provisions
Accounting policies	373
Additional information	500
Notes on the consolidated accounts	428,443

RBS Capital Resolution (RCR)	158

Related parties	487

Risk and balance sheet management
Balance sheet analysis	263
Capital management	187
Country risk	336
Credit risk	222
Liquidity and funding risk	204
Market risk	313
Other risks	349
Risk appetite	178
Risk governance	170

Risk elements in lending	503

Risk overview	33

Risk-weighted assets	128

Segmental reporting
Business review	127
Description of business	106
Notes on the consolidated accounts	478

Share-based payments
Accounting policies	378
Notes on the consolidated accounts	387

Share capital
Notes on the consolidated accounts	453

Shareholder information
Analysis of ordinary shareholders	530
Annual General Meeting	529
Shareholder enquiries	529

Short-term borrowings	506

Statement of changes in equity
Consolidated	365

Statement of comprehensive income
Consolidated	363

Statement of directors’ responsibilities	103

Subordinated liabilities
Notes on the consolidated accounts	446

Supervision	508

Sustainability
Letter from the Chairman of the Group Sustainability Committee	67
Report of the Group Sustainability Committee	68
Strategic report	35

Tax
Accounting policies	373
Business review	126
Critical accounting policies	379
Notes on the consolidated accounts	396
Notes on the consolidated accounts - deferred tax	445

Trust preferred securities	495

UK Corporate	15,106,133,478

UK Retail	14,106,130,478

Ulster Bank	18,106,141,478

US Retail & Commercial	19,106,144,478

Wealth	16,106,136,478

Value-at-risk (VaR)	318

Variable compensation
Notes on the consolidated accounts	389

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
rbs.com

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

4.1	Service agreement for Ross McEwan
4.2	Service agreement for Nathan Bostock
4.3	Service agreement for Ewen Stevenson
4.4(4)	Form of Deed of Indemnity for Directors
4.5(5)
Amendment Agreement dated August 2008, relating to the Consortium and Shareholders’ Agreement dated 28 May 2007, among The Royal Bank of Scotland Group plc, Banco Santander, S.A., Fortis N.V., Fortis SA/NV and, by accession, Fortis Nederland (Holding) N.V., and RFS Holdings B.V. (as supplemented and amended by a Supplemental Consortium and Shareholders’ Agreement dated 17 September 2007)

4.6(5)	Deed of Accession dated December 2008 among The Royal Bank of Scotland Group plc, Banco Santander, S.A., Fortis Bank Nederland (Holding) N.V., The State of the Netherlands and RFS Holdings B.V.
4.7(6)	Acquisition and contingent capital agreement dated 26 November 2009 among The Royal Bank of Scotland Group plc and The Commissioners of Her Majesty’s Treasury
4.8(6,8)	State Aid Commitment Deed dated 26 November 2009 among The Commissioners of Her Majesty’s Treasury and The Royal Bank of Scotland Group plc
4.9(6,8)	State Aid Cost Reimbursement Deed dated 26 November 2009 among The Commissioners of Her Majesty’s Treasury and The Royal Bank of Scotland Group plc
4.10(7,8)
Agreement for the Sale and Purchase of RBS Aerospace Limited, RBS Aerospace (UK) Limited and RBS Australia Leasing Pty Limited dated January 16, 2012 among The Royal Bank of Scotland plc and Sumitomo Mitsui Banking Corporation

4.11(8)
Investment Agreement, dated September 27, 2013, among the Royal Bank of Scotland Group plc, The Royal Bank of Scotland plc, National Westminster Bank plc, Williams & Glyn’s Limited, Lunar Investors LLP, Corsair IV-B FSCP AIV II Cayman, L.P., Corsair IV FSCP AIV II Cayman, L.P., Corsair Rainbow Investors L.P., Centerbridge Capital Partners SBS II (Cayman), L.P., Centerbridge Capital Partners II (Cayman), L.P.

4.12(8)	Amendment Agreement in relation to the Investment Agreement, dated October 20, 2013, among the parties to the Investment Agreement listed above at 4.11
4.13(8)	Revised State Aid Commitment Deed dated 9 April 2014 among The Commissioners of Her Majesty’s Treasury and The Royal Bank of Scotland Group plc
4.14(8)	Dividend Access Share Retirement Agreement, dated 9 April 2014 among The Commissioners of Her Majesty’s Treasury and The Royal Bank of Scotland Group plc
7.1	Explanation of ratio calculations
8.1	Principal subsidiaries of The Royal Bank of Scotland Group plc
12.1	CEO certification required by Rule 13a-14(a)
12.2	CFO certification required by Rule 13a-14(a)
13.1	Certification required by Rule 13a-14(b)
15.1	Consent of independent registered public accounting firm

Notes:

(1)	Previously filed and incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 (Registration No. 333-144756) (filed on 20 July 2007)
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

(5)	Previously filed and incorporated by reference to Exhibit 4.1, 4.2, 4.8 and 4.9, respectively, to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2008 (file No. 1-10306)
(6)
Previously filed and incorporated by reference to Exhibit 4.3, 4.19, 4.24 and 4.25, respectively, to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2009 (File No. 1-10306)

(7)	Previously filed and incorporated by reference to exhibit 4.32 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2011 (File No. 1-10306).
(8)	Confidential treatment has been requested. Confidential materials have been redacted and separately filed with the SEC.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

The Royal Bank of Scotland Group plc
Registrant

/s/ Nathan Bostock
Nathan Bostock
Group Finance Director
April 30, 2014